Form 20-F
period 2005-03-31
TATA MOTORS LTD/FI
filed 2005-09-28
CIK 926042

As filed with the Securities and Exchange Commission on September 27, 2005

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(B) OR 12(G) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended March 31, 2005

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from                                                      to

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report

Commission file number: 001-32294

TATA MOTORS LIMITED

(Exact name of Registrant as specified in its charter)

Not applicable

(Translation of Registrant’s name into English)

Republic of India	Bombay House 24, Homi Mody Street, Mumbai 400 001, India
(Jurisdiction of incorporation or organization)	(Address of principal executive offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange on which registered

Ordinary Shares, par value Rs.10 per share *	The New York Stock Exchange, Inc

Securities registered or to be registered pursuant to Section 12(g) of the Act:

None

(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

None

(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.

361,751,751 Ordinary Shares, including 33,247,862 Ordinary Shares represented by 33,247,862 American Depositary Receipts were outstanding as of March 31, 2005.

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.  Yes ☒ No ☐

Indicate by check mark which financial statement item the registrant has elected to follow:  Item 17 ☐ Item 18 ☒

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).  Yes ☐ No ☐

*	Not for trading, but only in connection with the listed American Depositary Shares, each representing one share of common stock.

In this annual report

•	References to “we”, “our” and “us” are to Tata Motors Limited and its consolidated subsidiaries; except as the context otherwise requires;

•	References to “dollar”, and “US$” are to the lawful currency of the United States of America, and references to “rupees” and “Rs.” are to the lawful currency of India;

•	References to “US GAAP” are to accounting principles generally accepted in the United States, and references to “Indian GAAP” are to accounting principles generally accepted in India;

•	References to an “ADS” are to an American Depositary Share, and references to an “ADR” are to an American Depositary Receipt;

•	References to light commercial vehicles, or LCVs, medium commercial vehicles, or MCVs, and heavy commercial vehicles, or HCVs, refer to vehicles that have gross vehicle weight, or GVW, of up to 7.5 metric tonnes, between 7.5 and 16.2 metric tonnes, and over 16.2 metric tonnes, respectively;

•	References to passenger cars refer to vehicles that have a seating capacity of up to six persons, excluding the driver, and is further classified into the following market segments: mini-cars – which have a length of up to 3,400 mm; compact cars – which have a length between 3,401mm and 4,000mm; mid-size cars – which have length of between 4,001mm and 4,500mm; executive cars – which have a length between 4,501mm and 4,700mm and; premium cars and luxury cars –which have a length between 4,701 and 5,000mm, and above 5,001mm, respectively.

•	References to utility vehicles, or UVs, and multi-purpose vehicles, or MPVs, refer to vehicles that have a seating capacity of seven to twelve persons, excluding the driver, and van-type vehicles that have a seating capacity of seven to twelve persons, excluding the driver, respectively.

•	Unless otherwise stated, comparative and empirical industry data in this annual report have been derived from published reports of the Society of Indian Automobile Manufacturers, or SIAM;

•	References to a particular “fiscal” year, such as “fiscal 2005”, are to our fiscal year ended on March 31 of that year;

•	Figures in tables may not add up to totals due to rounding;

•	“Millimeters” or “mm” are equal to 1/1000 of a meter. A meter is equal to approximately 39.37 inches and a millimeter is equal to approximately 0.039 inch; and

•	“Kilograms” or “kg” are each equal to approximately 2.2 pounds, and “metric tonnes” are equal to 1,000 kilograms or approximately 2,200 pounds.

•	“Litres” are equivalent to 61.02 cubic inches of volume, or approximately 1.057 U.S. quarts of liquid measure.

Special Note Regarding Forward-looking Statements

All statements contained in this annual report that are not statements of historical fact constitute “forward-looking statements”. Generally, these statements can be identified by the use of forward-looking terms such as “anticipate”, “believe”, “can”, “could”, “estimate”, “expect”, “intend”, “may”, “plan”, “will” and “would” or similar words. However, these words are not the exclusive means of identifying forward-looking statements. All statements regarding our expected financial condition and results of operations, business, plans and prospects are forward-looking statements. These forward-looking statements include statements as to our business strategy, our revenue and profitability, planned projects and other matters discussed in this annual report regarding matters that are not historical fact. These forward-looking statements and any other projections contained in this annual report (whether made by us or any third party) involve known and unknown risks, uncertainties and other factors that may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by these forward-looking statements or other projections. Although we are a reporting company and will have ongoing disclosure obligations under U.S. federal securities laws, we are not undertaking to publicly update or revise any statements in this annual report, whether as a result of new information, future events or otherwise.

The risks and factors that could cause our actual results, performances and achievements to be materially different from the forward-looking statements set out in Item 3.D and elsewhere in this annual report include, among others:

•	general political, social and economic conditions, and the competitive environment in India and other markets in which we operate and sell our products;

•	fluctuations in the currency exchange rate of the rupee to the dollar and other currencies;

•	accidents and natural disasters;

•	terms on which we finance our working capital, and capital and product development expenditures and investment requirements;

•	implementation of new projects, including mergers and acquisitions, planned by management;

•	contractual arrangements with suppliers;

•	government policies including those specifically regarding the automotive industry, including industrial licensing, environmental regulations, safety regulations, import restrictions and duties, excise duties, sales taxes, value added taxes, product range restrictions, diesel and gasoline prices and road network enhancement projects;

•	significant movements in the prices of key inputs such as steel, aluminum, rubber and plastics; and

•	other factors beyond our control.

PART 1

Item 1.	Identity of Directors, Senior Management and Advisers.

Not applicable.

Item 2.	Offer Statistics and Expected Timetable

Not applicable.

Item 3.	Key Information.

A.	Selected Financial Data.

The following table sets forth selected financial data including selected historical financial information as of and for each of the fiscal years ended March 31, 2002, 2003, 2004 and 2005 in accordance with accounting principles generally accepted in the United States or under US GAAP.

The selected US GAAP consolidated financial data as of March 31, 2004 and 2005 and for each of the fiscal years ended March 31, 2003, 2004 and 2005 are derived from our audited US GAAP consolidated financial statements included in this annual report together with the report of Deloitte Haskins & Sells, independent auditors, who have reported that they carried out their audit in accordance with standards of the Public Company Accounting Oversight Board (United States). The selected US GAAP consolidated financial data as of March 31, 2002 and 2003 and for the fiscal year ended March 31, 2002 are derived from our audited US GAAP consolidated financial statements not included in this annual report. Selected US GAAP financial data as of and for the year ended March 31, 2001 has not been included in this annual report, because US GAAP financial statements for such period have not previously been prepared and could not be without unreasonable effort or expense.

You should read our selected financial data in conjunction with Item 5 - “Operating and Financial Review and Prospects”.

Selected Financial Data Prepared in Accordance with US GAAP

	For the year ended March 31,
	2002		2003		2004		2005		2005
	(in Rs. millions, except share and per share data)								(in US$ millions, except share and per share data)
Statement of Operations Data
Operating (loss) / Income
Net sales		75,941.4		94,753.8		138,293.4		196,778.4		4,511.2
Finance income		750.2		976.7		1,402.3		1,608.6		36.9

Total revenues		76,691.6		95,730.5		139,695.7		198,387.0		4,548.1
Cost of sales		62,243.8		74,038.5		108,159.6		156,906.7		3,597.1

Gross margin		14,447.8		21,692.0		31,536.1		41,480.3		951.0

Operating Expenses
Selling, general and administrative		13,079.1		13,040.9		15,276.9		20,144.9		461.8
Research and development		1,214.4		1,536.2		1,282.0		2,532.4		58.1
Employee separation compensation		886.7		32.6		386.3		11.5		0.3

Total operating expenses		15,180.2		14,609.7		16,945.2		22,688.8		520.2

Operating (loss) / income		(732.4)		7,082.3		14,590.9		18,791.5		430.8

Non-operating income (expense), net
Non-operating income, net		1,888.9		1,222.0		1,773.2		1,821.6		41.8
Interest income		383.8		412.4		349.6		761.6		17.5
Interest expense		(5,199.9)		(4,090.4)		(2,684.3)		(2,993.3)		(68.6)

Total non-operating expense, net		(2,927.2)		(2,456.0)		(561.5)		(410.1)		(9.3)

(Loss) Income before income taxes		(3,659.6)		4,626.3		14,029.4		18,381.4		421.5
Income tax benefit / (expense)		513.0		(1,888.4)		(5,264.0)		(5,099.9)		(116.9)
Minority interest, net of tax		86.4		(14.7)		(228.9)		(365.7)		(8.4)
Equity in net (loss) / income of affiliates net of tax		(353.7)		46.1		363.4		340.4		7.8

Net (loss) / Income		(3,413.9)		2,769.3		8,899.9		13,256.2		304.0

Weighted average no. of shares used in computing (loss)/Earnings per share:
Basic		256,024,621		319,777,248		328,306,904		359,837,353		359,837,353
Diluted		256,024,621		319,777,248		363,123,828		388,849,716		388,849,716
(Loss) / earnings per share:
Basic	Rs.	(13.3)	Rs.	8.7	Rs.	27.1	Rs.	36.8	US$	0.8
Diluted	Rs.	(13.3)	Rs.	8.7	Rs.	25.3	Rs.	34.9	US$	0.8
Cash dividend per Equity Share	Rs.	—	Rs.	—	Rs.	8	Rs.	4	US$	0.1

	As of March 31,
	2002	2003	2004	2005	2005
	(in Rs. millions, except number of shares)				(in US$ millions, except number of shares)
Balance Sheet Data
Assets:
Current Assets:
Cash and cash equivalents	3,312.4	2,758.7	6,511.1	4,873.3	111.7
Short term deposits with banks	—	—	2,727.7	15,731.2	360.6
Finance receivables, net of allowances	1,203.7	2,098.3	3,053.7	8,086.0	185.4
Accounts receivable, net of allowances	6,594.3	5,519.8	8,199.1	10,273.4	235.5
Inventories	11,881.9	13,539.8	15,143.7	21,353.6	489.5
Deferred income taxes	848.4	587.7	946.5	1,209.2	27.7
Prepaid expenses and other current assets, net of allowances	5,623.6	4,909.1	5,254.6	10,705.7	245.4

Total Current Assets	29,464.3	29,413.4	41,836.4	72,232.4	1,655.8
Investments	4,306.2	5,738.0	27,052.3	30,437.0	697.8
Equity in affiliates	1,390.6	1,766.6	1,870.7	1,918.4	44.0
Finance receivables - non-current	1,388.1	3,166.5	5,222.6	11,839.2	271.4
Property, plant and equipment, net	37,602.9	36,601.7	35,478.5	38,905.9	891.9
Deferred income taxes - non current	1,261.0	—	—	—	—
Other non-current assets	2,149.1	2,075.8	2,414.9	3,816.8	87.5

Total Assets	77,562.2	78,762.0	113,875.4	159,149.7	3,648.4

Liabilities and Shareholders’ Equity
Current liabilities:
Accounts payable	16,374.4	18,926.0	25,514.5	25,896.3	593.7
Acceptances	8,578.6	12,710.7	16,636.6	28,939.5	663.5
Accrued expenses and other current liabilities	5,087.5	5,188.9	10,294.8	11,779.4	270.0
Short term debt	10,569.0	5,713.8	7,758.9	2,866.5	65.7

Total current liabilities	40,609.5	42,539.4	60,204.8	69,481.7	1,592.9
Deferred income taxes	—	240.6	4,059.8	5,295.2	121.4
Long term debt	18,542.0	13,877.4	10,804.1	25,632.7	587.6

Total liabilities	59,151.5	56,657.4	75,068.7	100,409.6	2,301.9

Minority interest	979.9	1,189.0	1,429.1	2,330.9	53.4
Commitments and contingencies (See Note 20, Page F-39)	—	—	—	—	—
Shareholders’ Equity:
Ordinary Shares	3,198.2	3,198.3	3,530.0	3,617.9	82.9
Additional paid-in capital	21,459.4	21,459.4	26,872.3	28,143.3	645.2
Accumulated other comprehensive (loss) income	(976.1)	(260.7)	4,578.6	10,614.1	243.3
Capital redemption reserve	22.8	22.8	22.8	22.8	0.5
Debenture redemption reserve	3,341.5	3,341.5	3,445.0	3,341.5	76.6
Special reserve	32.1	39.1	55.8	60.9	1.4
Accumulated (deficit) retained earnings	(9,647.1)	(6,884.8)	(1,126.9)	10,608.7	243.2

Total shareholders’ equity	17,430.8	20,915.6	37,377.6	56,409.2	1,293.1

Total Liabilities and Shareholders’ Equity	77,562.2	78,762.0	113,875.4	159,149.7	3,648.4

Number of Equity shares outstanding	319,782,395	319,784,387	352,958,130	361,751,751	361,751,751

Exchange Rate Information

For convenience, some of the financial amounts presented in this annual report have been translated from rupee amounts into dollar amounts at the rate of Rs.43.62 = US$1.00, based on the noon buying rate for cable transfers as certified for customs purposes by the Federal Reserve Bank of New York as on March 31, 2005, the date of our most recent balance sheet included in this annual report. However, such translations do not imply that the rupee amounts have been, could have been or could be converted into dollars at that or any other rate.

The following table sets forth, for the periods indicated, information with respect to the exchange rate between the rupee and the dollar (in rupees per dollar) based on the average of the cable transfer buying and selling rupee / dollar exchange rates quoted by the Federal Reserve Bank of New York.

Fiscal year ended March 31,	Period End	Period Average	High	Low
2005	43.62	44.86	46.45	43.27
2004	43.40	45.98	47.46	43.40
2003	47.53	48.43	49.07	47.53
2002	48.83	47.71	48.91	46.58
2001	46.85	45.74	47.47	43.63

The following table sets forth, the high and low exchange rates for previous six months and is based on the noon buying rate for cable transfers as certified for customs purposes by the Federal Reserve Bank of New York.

Month	Period End	Period Average	High	Low
August 2005	44.00	43.55	44.00	43.36
July 2005	43.40	43.43	43.59	43.05
June 2005	43.51	43.52	43.71	43.44
May 2005	43.62	43.40	43.62	43.21
April 2005	43.48	43.64	43.72	43.48
March 2005	43.62	43.59	43.70	43.44

Source: Federal Reserve Bank of New York

As of September 26, 2005, the rupee / dollar noon buying rate quoted by Federal Reserve Bank of New York was Rs.43.86 per US$1.00.

B.	Capitalization and Indebtedness.

Not Applicable

C.	Reasons for the Offer and Use of Proceeds.

Not Applicable

D.	Risk Factors.

This section describes the risks that we currently believe may materially affect our business. The factors below should be considered in connection with any forward-looking statements in this annual report and the cautionary statements on page 2. The risks below are not the only ones we face – some risks may be unknown to us, and some risks that we do not currently believe to be material could later turn out to be material. One or more of a combination of these risks could materially impact our business, revenues, sales, net assets, results of operations liquidity and capital resources.

Risks Associated with Our Business

General economic conditions could significantly adversely affect our sales and results of operations.

The Indian automotive industry is substantially affected by general economic conditions in India. In 1999, the automotive industry witnessed a recovery in demand after declining trends for two years. Demand for four-wheel vehicles again declined in the period from 2000 to late 2001, driven by poor economic conditions in India. Though there has been a significant increase in demand since early 2002, primarily due to significant growth of the gross domestic product, or GDP, the construction of improved roadways in India, and substantial lowering of interest rates there can be no assurance that the Indian economy will not experience a downturn which may, in turn, significantly adversely affect our sales and results of operations.

One driver of demand is the level of market interest rates, which impacts the cost of financing for purchasers of our products. While interest rates declined steadily during fiscals 2003 and 2004, they increased marginally in fiscal 2005. No significant increase in interest rates is expected in the short term, but trends in interest rates need to be monitored closely. A significant increase in market interest rates could have an adverse effect on demand for our products. Interest rates in the United States and some other countries have recently been increasing and this may lead to interest rate increases in India and other countries. On the other hand, decreases in market interest rates may lead to higher levels of prepayments of our loans receivable from customers, as they may seek to refinance their loans elsewhere. Although we have not experienced significant prepayments during past periods of declining interest rates, and while prepayments have not had any material adverse impact on our results of operations in the past, there can be no assurance that prepayments during periods of declining interest rates will not have a material adverse impact on our results of operations in the future as we seek to expand our customer financing business.

If we are unable to implement our growth strategies in a timely manner, our business and results of operations could be adversely affected.

We have adopted certain growth strategies, including the expansion of our automotive business through upgrading of our existing products, the introduction of new products and an increase in international business. All these new projects involve risks and difficulties and, accordingly, there can be no assurance that we will be able to complete our plans on schedule or within budget. If market conditions change, operations do not generate sufficient funds or for any other reason, we may decide to delay, modify or forego some aspects of our growth strategies. Our future results of operations may be materially adversely affected if we are unable to implement our growth strategies.

Increased competition in the Indian automotive industry may adversely affect our results of operations.

We face strong competition in India across our product lines from other Indian and foreign automotive manufacturers. Competition is expected to intensify as Indian automotive manufacturers obtain greater access to debt and equity financing in the international capital markets or gain access to more advanced technology through alliances. Foreign automotive manufacturers have increased and are expected to further increase their participation in the Indian automotive market through technology transfers, joint ventures and direct investments.

The Indian automotive industry has historically been protected against competition from imported goods through a number of import restrictions, taxes and duties on automotive and related products. Many of those restrictions, however, have recently been lifted or relaxed. In 2001, all quantitative restrictions on the import of automobiles into India were removed. Additionally, in recent years, the Government of India has permitted automatic approvals for foreign equity ownership of up to 100% in entities manufacturing vehicles and components in India. These changes have led to dramatically increased competition from product offerings by major international manufacturers, on imported vehicles, second hand or pre-owned vehicles. Though there remains relatively high tariffs on imports of vehicles and components, we expect tariffs on the import of components and cars in completely built units, or CBUs, and/or completely knocked down units, or CKDs, to be reduced in the future in line with India’s obligations under its World Trade Organization agreement. There can be no assurance that there will not be further reductions in import duties on automotive products or a relaxation or removal of import restrictions, which may in turn adversely affect our results of operations.

Increases in diesel fuel prices or increased demand for gasoline fuel-powered vehicles could adversely affect the demand for our products.

A significant proportion of our products are powered by diesel fuel engines. Retail prices for diesel fuel in India have historically been significantly lower than retail prices for gasoline. However, due to the elimination of some fuel price controls in India and global movements in market prices of crude oil, the gap between retail prices of diesel fuel and gasoline in India has been narrowing. A sudden shift in demand away from diesel fuel-powered vehicles in India, which may occur if the price differential between diesel fuel and gasoline continued to decline significantly or if there is a substantial increase in diesel prices, could adversely affect our sales and results of operations.

Delays in construction of improved roadways in India and increased competition form railways and other modes of transport could adversely affect the demand for our existing and future products.

Our medium and long term business plans are based on the assumption that new large roadway projects in India undertaken by the Government of India will proceed according to announced plans. If these roadways are not constructed according to these plans, the demand for our current and new products may not achieve the levels we anticipate and accordingly may lead to lower sales and profits.

Additionally, the Government of India’s proposal to increase the coverage and efficiency of the railway network and efficiency, aggressive pricing by railways and expansion of oil pipelines in the country could also adversely impact the demand for commercial vehicles.

Compliance with increasingly stringent safety or emissions standards relating to our products or our manufacturing facilities, or other environmental regulations, may adversely affect our business and results of operations.

In the last few years, the Government of India has introduced several regulations regarding emission levels, noise and safety of automotive products, as well as levels of pollutants generated by the plants that produce automotive vehicles. These regulations are likely to become more stringent and the cost of complying with these regulations may be significant. To comply with the requirements of environmental regulation, we may have to incur substantial capital and product development expenditure and research and development costs to upgrade our products and our manufacturing facilities, which may increase our cost of production and thereby adversely affect our results of operations. If we are unable to comply with these standards within the time frame provided to us, our production and sales may be adversely affected.

Taxes and other levies imposed by the central or state governments in India on the acquisition and ownership of automotive vehicles, or regulations applying to us may have a material adverse effect on the demand for our products.

Taxes and other levies imposed by the central or state governments in India that affect our industry include customs duties on imports of capital goods, raw materials and components, excise duty on the manufacture of automotive vehicles, service tax, central and state sales tax, octroi duties, value added tax, road and registration tax.

These taxes and levies affect the cost of production and prices of our products and therefore the demand for our products. In addition, restrictions or levies imposed by the government on the use of automotive vehicles, such as a congestion charge or other traffic control measures, or on diesel vehicles in particular, could affect the demand for our automotive vehicles in the future. An increase in any of these taxes or levies, or the imposition of new taxes or levies in the future, may have a material adverse impact on our business, results of operations and financial condition.

We are dependent on a limited number of vendors for the supply of critical components, consumables and raw materials used in the manufacture of our products.

We depend on external suppliers for the supply of raw materials, components and some spare parts for our products. We currently have an aggregate of approximately 1,100 vendors of components in India. We collaborate closely with our vendors in order to secure a reliable supply of components that meet our requirements and to generate economies of scale. Additionally, we have equity interests through shareholders agreements with some of our vendors. As a result of this approach, for some raw materials and several inputs in our manufacturing process for aggregates, such as engines, and fuel pumps, we rely on a only a limited number of vendors. The failure by a vendor to adhere to our technical specifications, quality requirements and production and delivery schedules could temporarily disrupt our manufacturing process. In addition, a vendor on whom we are dependent may raise its prices, may experience a delay in its ability to produce or deliver products, or a dispute may arise between us and the vendor. If we are dependent on a sole vendor or a limited number of vendors for a critical input, we may find it difficult to replace a vendor on a timely basis and at reasonable cost, and our business and results of operations may be adversely affected.

We are subject to risks associated with product warranty, recall and product liability costs due to defects in our products or related after-sales services, which could generate adverse publicity and adversely affect our business, results of operations and financial condition.

Defects, if any, in our products could require us to undertake service actions or vehicle recalls. These actions could require us to expend considerable resources in correcting these problems and could adversely affect demand for our products. Defects in our products that arise from defective components or spare parts supplied by our vendors may be covered under warranties provided by our vendors. Although we obtain product liability insurance for the automotive vehicles we sell in some international markets, we are not covered by insurance for product liability claims for products sold in India. An unusual number or amount of warranty claims against a vendor could affect us adversely because we depend on a limited number of vendors for the supply of raw materials and components, including some of our affiliates. Repeated warranty claims may result in a rise in our cost of obtaining insurance. In addition, these claims could have an impact on our consolidated results of operations and financial condition as some of our vendors are our subsidiaries and affiliates. Further, if a vendor fails to meet quality standards, it could be exposed to warranty and other product liability costs, and expose us to the risk of product liability claims. Any defects in our products or after-sales services provided by us, authorized dealers or third parties could also result in customer claims for damages. In defending these claims, we could incur substantial costs and receive adverse publicity. Management resources could be diverted away from our business towards defending these claims. As a result, our business, results of operations and financial condition could suffer. We cannot assure that the limitations of liability set forth in our contracts with vendors will be enforceable in all instances or will otherwise protect us from liability for damages.

Increases in the cost of raw materials and automobile components may have a material adverse impact on our results of operations.

In fiscal 2005 and 2004, consumption of raw materials and components formed approximately 81.2% and 77.6%, respectively, of our cost of sales. If costs of raw materials and components rise, and if we are not able to recover these costs through cost saving measures elsewhere or are unable to increase the selling prices of our vehicles due to competitive pressure, our margins and results of operations would be adversely affected. For example, steel prices have significantly increased in recent periods and we have not been able to fully recover these increase through increases in selling prices for our vehicles.

Potential delays in the launch of new models in the market and lower than anticipated market acceptance of new or existing models can cause us to lose market share and adversely affect our results of operations.

In a highly competitive environment where the Indian automotive industry currently has excess capacity, competitors can gain a significant advantage by introducing a new model in a particular category before we do. In addition, the launch of a new model requires substantial capital investment and product development expenditure and generally higher initial production costs. The capital investments in plant and machinery, in addition to product development costs, associated with the launch of a new model may result in higher levels of depreciation and amortization. Our loss in fiscal 2002 was partially attributable to these factors and similar investments by us in the future may have an adverse impact on our profitability. Therefore, if market acceptance of any of our new models is lower than anticipated, we may be unable to gain the intended economic benefits of our investments and higher cost of production, and our results of operations may be adversely affected.

We have made and may continue to make capital commitments to our subsidiaries and affiliates and if the business and operations of subsidiaries and affiliates to whom we make capital commitments deteriorate, we may be required to write down or write off our investments in these subsidiaries or affiliates in the future.

We have made and continue to make capital investments, loans, advances and other commitments to support our subsidiaries and affiliates. These investments and commitments have included capital contributions to enhance the financial condition or liquidity position of our subsidiaries and affiliates. If the business and operations of these subsidiaries and affiliates deteriorate, we may suffer losses and our investments may be required to be written down or written off. Additionally, our loans or advances may not be repaid or may need to be restructured or we may be required to outlay capital under our commitments to support these companies.

Fluctuations in exchange rates could result in foreign exchange losses.

Devaluations or depreciation of the value of the rupee can influence the cost of our borrowings denominated in currencies other than rupees and increase the cost of our imports, while an appreciation of the value of the rupee, which has occurred against the dollar since early 2003, can adversely impact our exports. As of March 31, 2005, approximately 83.8% of our borrowings were denominated in dollars and other non-rupee currencies. Further, in fiscal 2004 and 2005, 4.6% and 5.7%, respectively, of our total raw material costs were incurred in dollars and other non-rupee currencies, and in fiscal 2004 and 2005, 7.9 % and 13.9%, respectively, of our total revenues were derived from international markets. Any significant fluctuation to our disadvantage in exchange rates may have an adverse effect on our financial condition. Although we engage in some currency hedging in order to decrease our foreign exchange exposure, a weakening of the rupee against the dollar and other major foreign currencies may have an adverse effect on our cost of borrowing and consequently may increase the cost of financing our expenditure. In addition, we have experienced and can be expected to continue to experience foreign exchange losses and gains on obligations denominated in foreign currencies in respect of our borrowings and foreign currency assets and liabilities. Although the fluctuations in the value of the rupee against the dollar has not had a material adverse effect on our financial condition and results of operations in recent periods, the depreciation in the value of the rupee against the dollar in recent months may lead to adverse effects on our financial condition and results of operations during the current fiscal year and in future periods, partly due to increase in dollar-denominated debt.

We need to successfully integrate and manage our mergers or acquisitions to maintain profitability.

During fiscal 2005, we acquired a 21% equity stake in Hispano Carrocera, S.A., (Hispano), a leading bus body building company in Spain, and in fiscal 2004, we acquired Daewoo Commercial Vehicle Co. Ltd. (now named Tata Daewoo Commercial Vehicle Co. Ltd. or TDCV) in South Korea. During the first quarter of fiscal 2006, Tata Finance Limited, in which we had held 12.08% of its equity, merged with us. In addition, our subsidiary, Tata Technologies, USA (TT US) has made a cash offer of 220 pence per share (Rs.169.40 per share) in the first week of September 2005 for 100% of the equity shareholding of INCAT International Plc. (INCAT), a UK-based company listed on the Alternative Investment Market (AIM) of the London Stock Exchange.

We also continue to evaluate other merger and acquisition opportunities and plan to make additional mergers or acquisitions in the future if suitable opportunities arise. These may dilute our earnings per share as a result of the specific scope of the business or condition of the operations being merged with or acquired. Merger and acquisition involve risks, including:

•	unforeseen contingent risks or latent liabilities relating to these businesses that may only become apparent after the merger or acquisition is finalized;

•	integration and management of the operations and systems;

•	retention of select personnel;

•	coordination of sales and marketing efforts;

•	management of a larger business; and

•	diversion of management’s attention from other ongoing business concerns.

If we are unable to successfully integrate and manage our pending acquisition, as well as any future mergers or acquisitions that we might pursue, our growth plans may not be met and our profitability may decline.

We may be adversely affected by labor unrest

All of our regular employees and those of our consolidated subsidiaries in India, other than management, are members of labor unions and are covered by our wage agreements with those labor unions which have different terms (typically three years) at different locations. Our wage agreements for Pune (excluding the car plant), the Pune car plant, Jamshedpur, Mumbai and Lucknow are valid until August 31, 2006, March 31, 2007, March 31, 2007, December 31, 2006 and March 31, 2008, respectively. In general, we consider our labor relations with all of our employees to be good. Though we have not experienced any other labor unrest since 2000, we may in the future be subject to labor unrest, which may delay or disrupt our operations in the affected regions, including the acquisition of raw materials and parts, the manufacture, sales and distribution of products and the provision of services. If such work stoppages or lock-outs at our facilities or at the facilities of our major vendors occur or continue for a long period of time, our business, financial condition or results of operations may be adversely affected.

Compliance with new and changing corporate governance and public disclosure requirements adds uncertainty to our compliance policies and increases our costs of compliance.

Changing laws, regulations and standards relating to accounting, corporate governance and public disclosure, including the Sarbanes-Oxley Act of 2002 and new Securities and Exchange Commission (SEC) regulations, Securities and Exchange Board of India rules, New York Stock Exchange (NYSE) listing rules and Indian stock market listing regulations have created uncertainty for us. These new or changed laws, regulations and standards may lack specificity and are subject to varying interpretations. Their application in practice may evolve over time as new guidance is provided by regulatory and governing bodies. This could result in continuing uncertainty regarding compliance matters and higher costs of compliance as a result of ongoing revisions to such governance standards.

In particular, our efforts to comply with Section 404 of the Sarbanes-Oxley Act of 2002 and the related regulations regarding our required assessment of our internal controls over financial reporting and our independent accountants’ audit of that assessment requires the commitment of significant financial and managerial resources. We are committed to maintaining high standards of corporate governance and public disclosure, and our efforts to comply with evolving laws, regulations and standards in this regard have resulted, and are likely to continue to result, in increased general and administrative expenses and a diversion of management time and attention from revenue-generating activities to compliance activities.

Risks Associated with Investments in an Indian Company

Political instability or changes in the Government in India could delay the further liberalization of the Indian economy and adversely affect economic conditions in India generally and our business in particular.

Substantially, our manufacturing and sales and distribution facilities are located in India, and in fiscal 2003, 2004 and 2005, approximately 95%, 92% and 86%, respectively, of our revenues were derived from sales within India. Our business, and the market price and liquidity of our ADSs and shares, may be affected by foreign exchange rates and controls, interest rates, changes in government policy, taxation, social and civil unrest and other political, economic or other developments in or affecting India.

Since 1991, successive Indian Governments have pursued policies of economic liberalization, including significantly relaxing restrictions on the private sector. Nevertheless, the roles of the Indian central and state governments in the Indian economy as producers, consumers and regulators have remained significant. Consequent to an election in April and May, 2004, there was a change in government. Although the new government has announced its intention to continue with economic reforms implemented by its predecessor, these reforms can be implemented with agreement of the coalition partners of the government. The coalition consists of political parties with different agendas, which could result in political instability, and may effect economic reform, and specific laws and policies affecting automotive companies, foreign investment, currency exchange and investment regulations governing India’s capital markets. Uncertainty regarding possible policy changes immediately after elections has in the past resulted in significant volatility in price and trading volumes of securities of Indian companies. A significant change in India’s economic liberalization and deregulation policies could adversely affect business and economic conditions in India generally, and our business in particular, if new restrictions on the private sector are introduced or if existing restrictions are increased.

Regional conflicts in Asia and other export markets could adversely affect the Indian economy and cause our business to suffer.

The Asian region has from time to time experienced instances of civil unrest and hostilities among neighboring countries, including between India and Pakistan. Since May 1999, military confrontations between India and Pakistan have occurred in Indian State of Jammu & Kashmir. Also, since early 2003, there have been military hostilities and civil unrest in Afghanistan and Iraq. Events of this nature in the future, as well as social and civil unrest within other countries in Asia, could influence the Indian economy and could have a material adverse effect on the market for securities of Indian companies, including our ADSs and shares, and on the market for our vehicles.

Rights of shareholders under Indian law may be more limited than under the laws of other jurisdictions.

Our Articles of Association, which include regulations applicable to our Board of Directors, and Indian law govern our corporate affairs. Legal principles relating to these matters and the validity of corporate procedures, directors’ fiduciary duties and liabilities, and shareholders’ rights may differ from those that would apply to a company in another jurisdiction. Shareholders’ rights under Indian law may not be as extensive as shareholders’ rights under the laws of other countries or jurisdictions, including the United States. You may have more difficulty in asserting your rights as a shareholder than you would as a shareholder of a corporation organized in another jurisdiction.

Investors may have difficulty enforcing judgments against us or our management.

We are a limited liability company incorporated under the laws of India. Almost all of our directors and executive officers named in this annual report are residents of India. Further, almost most of our assets and the assets of these directors and executive officers are located in India. As a result, investors may find it difficult to (i) effect service of process upon us or these directors and executive officers in jurisdictions outside India, (ii) enforce court judgments obtained outside India, including those based upon the civil liability provisions of the U.S. federal securities laws, against us or these directors and executive officers (iii) enforce, in an Indian court, court judgments obtained outside India, including those based upon the civil liability provisions of the U.S. federal securities laws, against us or these directors and executive officers, and (iv) obtain expeditious adjudication of an original action in an Indian court to enforce liabilities, including those based upon the U.S. federal securities laws, against us or these directors and executive officers.

India is not a party to any international treaty in relation to the recognition or enforcement of foreign judgments. Recognition and enforcement of foreign judgments is provided under Section 13 of the Code of Civil Procedure, 1908, or the Civil Code. Section 13 and Section 44A of the Civil Code provide that a foreign judgment shall be conclusive as to any matter thereby directly adjudicated upon except (i) where it has not been pronounced by a court of competent jurisdiction, (ii) where it has not been given on the merits of the case, (iii) where it appears on the face of the proceedings to be founded on an incorrect view of international law or a refusal to recognize the law of India in cases where Indian law is applicable, (iv) where the proceedings in which the judgment was obtained were opposed to natural justice, (v) where it has been obtained by fraud or (vi) where it sustains a claim founded on a breach of any law in force in India.

Section 44A of the Civil Code provides that where a foreign judgment has been rendered by a superior court in any country or territory outside India which the Government has by notification declared to be a reciprocating territory, it may be enforced in India by proceedings in execution as if the judgment had been rendered by the relevant court in India. However, Section 44A of the Civil Code is applicable only to monetary decrees not being in the nature of any amounts payable in respect of taxes or other charges of a like nature or in respect of a fine or other penalty.

The United States has not been declared by the Government of India to be a reciprocating territory for the purpose of Section 44A of the Civil Code. Accordingly, a judgment of a court in the United States may be enforced only by a suit upon the judgment and not by proceedings in execution. The suit must be brought in India within three years from the date of the judgment in the same manner as any other suit filed to enforce a civil liability in India. It is unlikely that a court in India would award damages on the same basis as a foreign court if an action is brought in India. Furthermore, it is unlikely that an Indian court would enforce foreign judgments if it viewed the amount of damages awarded as excessive or inconsistent with Indian practice. A party seeking to enforce a foreign judgment in India is required to obtain approval from the Reserve Bank of India (RBI) to execute such a judgment or to repatriate outside India any amount recovered.

Risks Relating to our Shares and ADSs

Fluctuations in the exchange rate between the rupee and the dollar may have a material adverse effect on the value of the ADSs and the Shares, independent of our operating results.

The price of our ADSs is quoted in dollars. Our shares are quoted in rupees on the Bombay Stock Exchange, or BSE, the National Stock Exchange of India, or NSE, and two other stock exchanges in India. Our application for delisting is pending for confirmation with these two other stock exchanges in India. Any dividends in respect of our shares will be paid in rupees and subsequently converted into dollars for distribution to ADS holders. Market prices for our ADSs may fall if the value of the rupee declines against the dollar. In addition, the dollar equivalents of any cash dividends or other cash payments to holders of our ADSs would decline if the value of the rupee declines against the dollar. ADS holders who seek to sell in India any shares represented by ADSs or any shares withdrawn upon surrender of any ADSs, and to convert the rupee proceeds of their sale into foreign currency and remit the foreign currency from India, will require the approval of the RBI for each of these transactions unless these shares are sold on a stock exchange in India on which these shares are listed. A delay in obtaining approval of the RBI might adversely affect the rate of exchange available for conversion of such rupee proceeds into foreign currencies.

The exchange rate between the rupee and the dollar has changed substantially in the last two decades and may substantially fluctuate in the future. On an annual average basis, the rupee declined against the dollar from 1980 to 2002. The rupee lost approximately 15% of its value relative to the dollar in the three year period ended March 31, 2002, depreciating from a rate of Rs.42.50 = US$1.00 on March 31, 1999, to a rate of Rs.48.83 = US$1.00 on March 29, 2002, the last business day of our fiscal year ended March 31, 2002. During fiscal 2003 and fiscal 2004 the rupee generally appreciated in value against the dollar, from an exchange rate of Rs.48.83 = US$1.00 on March 29, 2002 to an exchange rate of Rs.43.40 = US$1.00 as of March 31, 2004. The Rupee however depreciated in value during the fiscal 2005 and ended at an exchange rate of Rs.43.62 = US$1.00 on March 31, 2005. The rupee depreciated in value against the dollar to reach Rs.43.86 = US$1.00 as of September 26, 2005.

The market value of your investment may fluctuate due to the volatility of the Indian securities market.

The Indian stock exchanges have, in the past, experienced substantial fluctuations in the prices of their listed securities. The Indian stock exchanges, including the BSE, have experienced problems that, if they continue or recur, could affect the market price and liquidity of the securities of Indian companies, including our shares. These problems have included temporary exchange closures, broker defaults, settlement delays and strikes by brokers. In addition, the governing bodies of the Indian stock exchanges have from time to time imposed restrictions on trading in certain securities, limitations on price movements and margin requirements. Furthermore, from time to time disputes have occurred between listed companies, and stock exchanges and other regulatory bodies, which in some cases may have had a negative effect on market sentiment.

There is a lower level of regulation and monitoring of the Indian securities markets and the activities of investors, brokers and other participants than in the United States. The Securities and Exchange Board of India, or SEBI, received statutory powers in 1992 to assist it in carrying out its responsibility for improving disclosure and other regulatory standards for the Indian securities markets. Subsequently, SEBI has prescribed regulations and guidelines in relation to disclosure requirements, insider dealing and other matters relevant to the Indian securities market. There may, however, be less publicly available information about Indian companies than is regularly made available by public companies in the United States.

Holders of ADSs have fewer rights than shareholders and must act through the depositary to exercise those rights.

Although holders of ADSs have a right to receive any dividends declared in respect of Shares underlying the ADSs, they cannot exercise voting or other direct rights as a shareholder with respect to the Shares underlying the ADSs evidenced by ADRs. Citibank, N.A., as depositary is the registered shareholder of the deposited shares underlying our ADSs, and therefore only Citibank, N.A. can exercise the rights of shareholders in connection with the deposited shares. Only if requested by us, the depositary will notify holders of ADSs of upcoming votes and arrange to deliver our voting materials to holders of ADSs. The depositary will try, insofar as practicable, subject to Indian laws and the provisions of our Articles of Association, to vote or have its agents vote the deposited securities as instructed by the holders of ADSs. If the depositary timely receives voting instructions from a holder of ADSs which fail to specify the manner in which the depositary is to vote the shares underlying such holder’s ADSs, such holder will be deemed to have instructed the depositary to vote in favor of the items set forth in such voting instructions. If the depositary has not received timely instructions from a holder of ADSs, the holder shall be deemed to have instructed the depositary to give a discretionary proxy to a person designated by us, subject to the conditions set forth in the deposit agreement. If requested by us, the depositary is required to represent all shares underlying ADSs, regardless whether timely instructions have been received from the holders of such ADSs, for the sole purpose of establishing a quorum at a meeting of shareholders. Additionally, in your capacity as an ADS holder, you will not be able to bring a derivative action, examine our accounting books and records, or exercise appraisal rights. Registered holders of our shares withdrawn from the depositary arrangements will be entitled to vote and exercise other direct shareholder rights in accordance with Indian law. However, a holder may not know about a meeting sufficiently in advance to withdraw the underlying shares in time. Furthermore, a holder of ADSs may not receive voting materials, if we do not instruct the depositary to distribute such materials, or may not receive such voting materials in time to instruct the depositary to vote.

See “Item 10. Additional Information –B. Memorandum and Articles of Association – Voting Rights” for a more detailed discussion of the manner in which a holder of ADSs can exercise its voting rights and “Item 12 – Description of Securities other than Equity Securities” for a discussion on the rights and limitations applicable to holders of ADSs in respect of dividends and distributions made in respect of Shares underlying the ADSs.

Item 4.	Information on the Company.

A.	History and Development of the Company.

We were incorporated on September 1, 1945 as a public limited liability company under the Indian Companies Act VII of 1913 as Tata Locomotive and Engineering Company Limited. Our name was changed to Tata Engineering and Locomotive Company Limited on September 24, 1960 and to Tata Motors Limited on July 29, 2003. We commenced operations as a steam locomotive manufacturer. This business was discontinued in 1971. Since 1954 we have been manufacturing automotive vehicles. This business commenced with the manufacture of commercial vehicles under financial and technical collaboration with Daimler-Benz AG (now DaimlerChrysler AG) of Germany. This agreement ended in 1969. Since then, we have been developing and manufacturing all our automotive vehicles in-house.

We have continuously been expanding and upgrading our automotive product portfolio and have added a wide range of vehicles. Our most significant achievement in this field has been the design and development of India’s first and, currently, only fully indigenous contemporary compact car, the Indica. The launch of the Indica in 1998 and its upgraded V2 version in fiscal 2001 has been followed by a second offering, the Indigo, in the mid-size segment. Since its launch in December 2002, the Indigo has been the highest selling model in the mid-size segment in India. We also launched the Indigo Marina an estate variant of the Indigo in September 2004, which has shown strong performance in the market.

We currently manufacture commercial vehicles ranging from a GVW of sub 1 ton to 40 metric tonnes, the Indica and Indigo passenger cars and the Sumo and Safari range of utility vehicles. We manufactured our one-millionth vehicle in fiscal 1991 and our two-millionth vehicle in fiscal 1998. In 2003, we achieved the milestone of having manufactured our three millionth vehicle since entering the automotive vehicle business in 1954, including our 500,000th passenger vehicle. In March 2004, we acquired 100% of Daewoo Commercial Vehicle Co. Ltd. of South Korea (now named Tata Daewoo Commercial Vehicle Co. Ltd., or TDCV). During the fiscal year ended March 31, 2005, we also acquired a significant interest in Hispano Carrocera, S.A., a well-known Spanish bus body building company, providing an opportunity to develop high class transport solutions for intra-city and inter-city transportation in the Indian as well as international markets. During the first quarter of fiscal 2006, Tata Finance Limited, in which we had held a 12.08% equity interest, was merged with us.

We believe we have established a position of technological leadership among Indian automotive manufacturers through our in-house research and development activities, with assistance from foreign research consultants from time to time. Our Engineering Research Centre, or ERC, has enabled us to successfully design, develop and produce our own range of vehicles. In addition, we have designed and manufactured a significant portion of our production facilities, assembly lines and machinery.

Our subsidiary, Tata Technologies, USA has recently made a cash offer at 220 pence per share (Rs.169.40 per share) for 100% of the equity shareholding of INCAT International Plc., a UK-based company listed on the Alternative Investment Market (AIM) of the London Stock Exchange. The value of the total offer is GBP53.40 million (approximately Rs.4,133 million), for 100% of INCAT’s equity shares. Both TTUS and INCAT provide engineering and design services and PLM (product lifecycle management) products and services, primarily to manufacturers and their suppliers in the international automotive, aerospace and engineering markets.

Our ERC continues to focus on products at the forefront of safety, comfort and emission norms in India. See “— Item 4. B. Research and Development”.

As of March 31, 2005, our operations included 13 consolidated subsidiaries and 5 material equity method affiliates, in respect of which we exercise significant influence.

Tata Incorporated serves as our authorized United States representative. The address of Tata Incorporated is 3 Park Avenue, 27th Floor, New York, NY 10016, United States of America.

Our Registered Office is located at Bombay House, 24, Homi Mody Street, Mumbai 400 001, India and our telephone number is +91-22-5665-8282 and our website address is www.tatamotors.com. Our website does not constitute a part of this annual report.

B.	Business Overview.

Overview

We are the leading automotive vehicle manufacturing company in India in terms of revenues and one of the largest private sector companies in India in terms of revenues and assets. We are the largest company in terms of revenues in the Tata Group, which is one of the leading business groups in India.

Our business segments are (i) automotive operations and (ii) all other operations. Our automotive operations business segment includes the design, manufacture, assembly and sale of trucks (including pick-ups) and buses having a GVW ranging from sub 1 tonne to 40 metric tonnes, passenger cars, utility vehicles and related parts and accessories, and financing business for our vehicles. Our other operations business segment includes information technology related business, construction equipment manufacturing, automotive vehicle components and supply chain activities, machine tools and factory automation solutions, high-precision tooling and plastic and electronic components for automotive and computer applications, automotive retailing and service operations, and real estate and investment businesses.

We are the largest commercial vehicle manufacturer, and the second largest manufacturer of cars and utility vehicles in India in terms of fiscal 2005 units sold. According to 2003 report of Verband der Automobilindustrie (VDA), we are also the fifth largest medium and heavy commercial vehicle manufacturer and second largest manufacturer of buses in the above 8-ton category, in the world .

In fiscal 2004 and 2005, we had total unit sales volume of vehicles manufactured in India of 314,259 and 399,566 vehicles, respectively, of which 292,213 and 369,069 vehicles were sold in India. In addition, TDCV sold 4,540 vehicles in fiscal 2005.

Overall four-wheel and above automotive vehicle market share, as classified by the Society of Indian Automobile Manufacturers, or SIAM, to include cars, utility vehicles and commercial vehicles (trucks, pick-ups and buses), in India in fiscal 2004 and 2005 was 25.2% and 26.8% respectively. We had a market share in medium and heavy commercial vehicles, or M&HCVs, in India of approximately 63.9% and 65.1% for fiscal 2004 and 2005, respectively, and have a significant presence in the compact and mid-size car market. For further details about our market shares, please see “— Competition” below.

The bus segment is transitioning and growing rapidly in the Indian market and represents a significant volume of business in international markets. Domestic customers now increasingly prefer to buy fully built buses, since it saves time and provides other benefits such as design quality, reliability and service support.

In line with our product strategy of transitioning from providing truck derived bus chassis into providing fully built bus platforms, we launched a fleet of 19 bus models under TATA Globus & Starbus brands in March 2005. Tata branded buses and coaches, available in diesel and CNG variants, with seating capacity ranging from 12 to 67 passengers are targeted for luxury, executive, low floor, school and city bus segments. A network of bus body builders was selected and developed in various parts of the country, to manufacture these buses as per our design and quality specifications.

Going forward, to offer improved bus platforms similar to those currently prevalent in Europe, we seek to shorten development time using our association with Hispano, Spain and also to develop further a strong network of bus body builders to deliver buses with superior design and comfort to meet their growing demand in India and abroad.

In India, we distribute our automotive products through 29 regional sales centers and a domestic network of over 500 independent dealer outlets. We have also established a nation-wide network of authorized after sales service centers. We distribute vehicles in South Korea through Daewoo Motor Sales Corporation, and the international sales of TDCV are through Daewoo International, Daewoo Construction and through our international vehicle distribution channel.

We operate four principal automotive manufacturing facilities that are located at Jamshedpur in eastern India, at Pune in western India, at Lucknow in northern India, and at Gunsan in South Korea. Our Indian vehicles are manufactured almost entirely from components made in India, many of which, including engines, transmissions and axles, are produced by us or our subsidiaries and affiliates with others being sourced from third party suppliers. We import only a limited number of specialized parts and components for our vehicles and specialized grades of steel. The vehicles made in South Korea are assembled primarily from Korea-manufactured aggregates and components, although some of the major aggregates are sourced from U.S. and European component suppliers. We had approximately 29,500 permanent employees, including approximately 7,000 permanent employees at our consolidated subsidiaries, as of March 31, 2005.

The Indian Economy

Real GDP at factor cost grew by 6.9% in fiscal 2005 compared to 8.5% growth in fiscal 2004 according to the Center for Monitoring Indian Economy or CMIE (Monthly Review of Indian Economy – July 2005). The decline in the growth rate was mainly due to the relatively low growth rate of 1.1% registered in the agricultural sector as a result of sporadic monsoons experienced during fiscal 2005. The industrial sector and services sectors, however, grew by 7.7% and 8.9%, respectively, during fiscal 2005, compared to 6.6% and 9.1% in fiscal 2004. Industrial growth was mainly driven by the manufacturing sector, which registered 9.2% growth during fiscal 2005 as against 6.9% growth registered in fiscal 2004.

On a quarterly basis, the Indian economy grew 7.6% in the first quarter, 6.7% in second quarter, 6.4% in third quarter and 7% in the last quarter of fiscal 2005 according to CMIE.

The inflation rate for fiscal 2005 was 6.4%, compared to 5.5% during the previous fiscal year. An increase in international prices of crude oil and approximately a month-long strike by truck operators in the country were the key reasons for rise in the inflation rate in the economy.

In fiscal 2005 interest rates rose marginally consequent to global increases in interest rates. However, with sufficient liquidity in the monetary system and changes in the structure of financing packages we offered for vehicle purchases, there was marginal impact on the operating cost per vehicle.

Progress of Golden Quadrilateral (GQ), which is a part of the Road Development Programme in India, slowed down in the beginning of the fiscal year due to a change in the Central Government, but progressed at reasonable pace during the later part of fiscal 2005 with almost 100 kms being added per month between September 2004 and March 2005. This has resulted in 80% completion of the GQ during fiscal 2005. In addition to Phases I, II and III of the National Highway Development Programme (NHDP), the incumbent government has announced Phase IV of NHDP, which includes two-laning of 41,000 kilometers of highways not covered under the first three plans. The project execution is expected to begin during fiscal 2006 and is targeted to be completed by fiscal 2015.

Value Added Tax (VAT) was implemented throughout India, with the exception of a few states, on April 1, 2005. VAT enables set-off of sales tax paid on the inputs by traders and manufacturers against the sales tax collected by them on behalf of the government, thereby eliminating the cascading effect of taxation. Two main brackets of 4% and 12.5%, along with special brackets of 0%, 1% and 20% have been announced for various categories of goods and commodities sold in the country. Central Sales Tax, however, continues to exist, although it is proposed to be abolished in a phased manner. We expect VAT implementation to have a positive impact on us.

Effective April 1, 2005, emission standards have been upgraded to Bharat Stage III (equivalent to Euro III norms) in 11 major cities and to Bharat Stage II (equivalent to Euro II norms) in the rest of the country, with the exception of seven northern states. Implementation in these states had been postponed to October 1, 2005 due to a lack of Bharat Stage II compliant fuel. These seven states are Rajasthan, Western UP, Uttaranchal, Himachal Pradesh, Punjab, Jammu & Kashmir and Madhya Pradesh. However, the state of Rajasthan upgraded its emission standards to Bharat Stage II in the month of June 2005

The Indian Automotive Market

The Indian auto industry is one of the largest industrial sectors in India, with a turnover that contributes to roughly 4% of India’s GDP. More importantly, it directly employs over two million people and provides indirect employment to another ten million. The auto industry is important for national policy in that it contributes 19% of indirect taxes.

Until a decade ago, the auto sector in India had been a relatively protected industry with limits on the entry of foreign companies through import tariffs. Today, as part of a broader move to liberalize its economy, India has opened up the sector to foreign direct investments, and has since, progressively relaxed trade barriers. Today almost all of the major global companies are present in India producing two-wheelers and passenger cars in almost all market segments.

The liberalization of the Indian economy has created significant opportunities for growth in the Indian automotive industry. Vehicle demand in India is generally affected by:

•	GDP;

•	Level of industrial production;

•	Agriculture Output;

•	Pace of infrastructure development;

•	Interest rates;

•	Credit availability;

•	Cost of fuel;

•	Taxes and duties;

•	Introduction of new vehicles and technologies;

•	Competition in the market;

•	Disposable income of consumers; and

•	Regulations on safety and emission standards.

These factors can cause demand to vary substantially from year to year for individual categories of automotive vehicles in India.

Fiscal 2005 saw a growth of 18% in the total automotive vehicle sales in India against 29.3% growth registered in fiscal 2004. The total number of vehicles sold were 1,379,681. Tata Motors achieved a market share of 26.8% of all four-wheel vehicles sold in India in fiscal 2005.

The Indian automotive industry is in the process of integrating itself with the rest of the world and, in recent years, has been affected by government regulation aimed at reducing harmful effects on the environment, enhancing vehicle safety and improving fuel economy. These regulations have added to the cost of vehicle production.

Liberalization in the Indian automotive sector has led to increased competition as foreign global automotive industry leaders have continued to increase their presence in India. In fiscal 2002, the Indian Government released its proposed Auto Policy. This policy outlines a vision to establish a globally competitive automobile industry in India, and to double its contribution to the Indian economy by 2010. It also aims to promote integrated, phased, enduring and self-sustaining growth of the Indian automotive industry. The objectives of the policy are to:

•	Promote the sector as a lever of industrial growth and employment and to achieve a high degree of value addition in the country;

•	Promote a globally competitive automotive industry and emerge as a global source for automotive components;

•	Establish an international hub for manufacturing small, affordable passenger cars and a key center for manufacturing tractors and two-wheel vehicles in the world;

•	Ensure a balanced transition to open trade at a minimal risk to the Indian economy and local industry;

•	Promote continued modernization of the industry and facilitate indigenous design, research and development;

•	Steer India’s software industry into automotive technology;

•	Assist development of vehicles propelled by alternative energy sources; and

•	Develop domestic safety and environmental standards to be at par with international standards.

We believe that we have the resources, infrastructures, strategies and technologies in place to compete effectively in the industry despite the increasing competitive pressures. In addition, we believe that our research and development initiatives, particularly the development of environmentally friendly new vehicle technologies at affordable levels for consumers, provide us with a strategic advantage as an international competitor, particularly in the developing countries of the world.

Our ability to compete internationally will partly depend on the successful implementation of our business strategy. This is subject to a number of factors, some of which are not in our control. For details on these factors, please see “Item 3D— Risk Factors”.

Our Strategy

In this dynamic and competitive environment, our objective is to enhance our position and emerge as India’s leading automotive manufacturer in all product categories in which we operate, as well as increasing our international reach. We intend to achieve this objective by leveraging our existing strengths and developing expertise to enable improve our performance and quality levels while maintaining the low cost advantage in vehicle manufacturing. We also plan to increase our overseas sales by developing products that will be successful in international markets as well as through acquisitions in key regions.

We believe that our strong position in the Indian automotive industry has resulted from the following factors:

•	Timely introduction of new products and upgrading of existing products that meet consumer demands and incorporation of superior design, environmental and safety technologies;

•	Continuing focus on high quality and low-cost manufacturing;

•	Commitment to investment in research and development and sales and production infrastructure;

•	Financial strength, which enables us to achieve the above objectives.

Our goal is to continue to be a market leader in the Indian automotive industry and grow to become a global automotive player. The key elements of our strategy are as follows:

Leveraging our Broad Product Range. We consider ourselves well positioned to compete across a broad range of products in the Indian automotive market due to strong brand recognition in India, our strong in-house engineering and manufacturing capabilities, extensive distribution network and understanding of local consumer preferences. We believe our acquisition of TDCV has provided us with a complementary range of heavy vehicles which will help us accelerate our strategy of building global products. We believe our stake in Hispano Carrocera, S.A. will also give us an access to bus body building technology.

We also believe that growth opportunities exist in a number of sectors of the Indian automotive market. We plan to introduce new products including a low cost car and a new global truck, upgrades and variants of our existing products and increase production of fully-built commercial vehicles while also capitalizing on the success of our recently introduced products.

Increasing the scale of operations. We intend to further strengthen our competitive advantage, build up economies of scale for us and our key vendors and diversify our revenue profile by pursuing different markets. Increasing vehicle sales volumes substantially will be the key to this strategy. We aim to increase our domestic market share through continuously upgrading and widening our current product range as well as expanding our distribution network, and supplement this with initiatives in the international markets.

Mitigating Cyclicality. We plan to expand and strengthen our operations in the light commercial vehicle and bus segments of the commercial vehicle market to seek to mitigate the impact of cyclicality faced by the medium and heavy trucks on our earnings from overall commercial vehicles.

Also, we believe that expansion into other geographic areas will help us in reducing the impact of cyclicity on our earnings.

Inorganic Growth. We acquired the truck division of Daewoo Motor Company in South Korea in fiscal 2004 and also acquired a 21% equity stake in Hispano Carrocera, S.A. We recently made an offer for acquisition of INCAT International PLC in London. We believe these acquisitions represent a major step in our corporate history and have given us complementary products and access to technology. We will continue to look for other acquisitions with a view towards achieving our goal of becoming a global automotive company.

Reducing Costs and Breakeven Points. Since fiscal 2001, we have made significant reductions in our expense base, having achieved a cumulative reduction in fixed, variable and financial expenses. This has had a direct impact on our results of operations and contributed significantly to our return to profitability in fiscals 2003, 2004 and 2005. We have initiated the second phase of a cost reduction programme in fiscal 2006 which is expected to be completed over a period of three years. We continue to place emphasis on reduction of production costs, overhead and other general costs, including by means of value engineering and manufacturing cycle time reduction and more stringent working capital controls. We will continue to work with international and local operational and management consultants to achieve continued cost reductions and management efficiencies. We believe that productivity improvements and operational efficiencies will help lower our break-even levels and thus improve our results of operations.

Continuing Focus on High Quality and Enhancing Customer Orientation. Our commitment to quality and customer service has been a significant competitive strength, and one of our principal goals is to achieve international quality standards for our entire line of products and services. Our attention to quality has enabled us to offer industry-leading warranties in India and competitive warranties in our overseas markets. In addition, we have built an extensive sales and after-sales service network, which has enabled us to provide quality customer service. In an effort toward further improving our responsiveness to market and customer service needs, we have recently undertaken Customer Relationship Management, or CRM, initiative, which is an information technology support system to enable us to better understand and service our customer requirements. We have also recently introduced a new product introduction, or NPI, initiative and a quality function deployment, or QFD, initiative, which are programs aimed at facilitating increased channels of customer feedback in order to enhance compatibility between customer preferences and our products.

Expanding our Distribution and Service Reach. Our automotive distribution network is one of the largest distribution networks in India. Our total distribution network in India is spread across the country with over 500 outlets and is expected to further increase in line with market expansion. In South Korea we have 49 service outlets. We plan to continue to expand the reach of our network to cater to the increasing demand for our products.

Expanding Our International Business. In order to counter-balance the cyclical nature of the domestic automotive industry, we intend to focus more of our efforts on overseas markets in the future, both through organic and inorganic growth. These initiatives include focusing on key markets products, joint ventures and mergers and acquisitions that will help us make inroads into markets with high barriers of entry resulting from regulatory regimes or advanced stages of market development.

Forming Alliances. We will consider entering into alliances that offer us opportunities for growth. While we design most of the parts for our products, these alliances may also extend to alternative sources for technology, upgraded aggregates and components for our products, if required.

Enhancement of Non-Vehicle Business Revenues. We seek to continue to increase our after-market revenue from sale of replacement parts and services and sale of engineering products such as engines for marine and industrial applications, castings, forgings, production aids and toolings and fixtures.

Customer Financing. With financing increasingly becoming a critical factor in vehicle purchases and the rising aspirations of the consumers in India, we intend to significantly expand our vehicle financing activities to give impetus to our vehicle sales. Following the successful operations of Tata Motors Finance, which markets vehicle financing products, Tata Finance Limited has been merged with us with the aim to facilitate deeper market penetration, provide a wide range of products and enable better operating efficiencies.

Leveraging Our Low-Cost Product Development Capability. We will continue to leverage our strength in low cost product development. The development of our Indica passenger car from green-field to launch for an annual capacity of 234,000 cars at an estimated cost of approximately Rs.17,500 million has set a benchmark in low cost automobile product development. Our engineering research centre, or ERC, has approximately 1,500 engineers who have access to CAD/CAM/CAE applications and other support such as a crash test facility, a state-of-the-art hemi-anechoic noise and vibration test chamber, emission testing facilities and modern test tracks. We believe these facilities will help us to upgrade the quality of our products and substantially reduce new product development costs.

Enhancing capabilities through adoption of the Tata Business Excellence Model, or TBEM. The Tata Group, of which we are a part, in recognition of their values of “Leadership with Trust”, has articulated a Group Purpose Statement that aims at improvement in the quality of life through leadership in various sectors of national economic significance. In pursuit of this goal, the Tata Group has decided to adopt and institutionalize an approach in order to enable it to drive performance and attain higher levels of efficiency both in its businesses and in discharging its social responsibility. Formulation and adoption of the TBEM is being used as a tool for this purpose. The model essentially aims to nurture the core values and concepts embodied in various focus areas such as leadership, strategic planning, customers, markets and human resources to be translated to operational performance. Our successful adoption and implementation of this model seeks to ensure that our business in the future can be conducted through a more systematic approach and sustainable processes. We believe this should facilitate robustness in our way of doing business, given the dynamic and demanding global business environment.

Environment Friendly and Safety Conscious. We are committed to develop products that meet existing and proposed environmental and safety regulations in India. Our vehicles are compliant with all mandated domestic regulations and also meet the more stringent emission and safety regulations in the overseas markets in which they are sold. We will continue to place a strong emphasis on the utilization of clean technologies in our manufacturing processes, so as to minimize waste products and environmental pollution. We have introduced versions of our vehicles that run using compressed natural gas, or CNG, as fuel to provide environment friendly solutions.

Continuing to Invest in Technology and Technical Skills. We believe we are one of the most technologically advanced indigenous vehicle manufacturers in India. Over the years, we have enhanced our technological strengths through co-operation with foreign research consultants as well as extensive internal research and development activities. These technical skills have given us a competitive advantage in product design, manufacturing and quality control. Our subsidiary, Tata Technologies, USA has recently announced its intention to make a cash offer at 220 pence per share (Rs.169.40 per share) for 100% of the equity shareholding of INCAT International Plc, a UK-based company listed on AIM of the London Stock Exchange. See “— Item 4. A. History and Development of the Company.” We consider technological leadership to be a significant factor in continued success, and therefore intend to continue to devote significant resources to upgrade our technological base. See “— Item 4. B. Research and Development”.

Maintaining Financial Strength. We have generated strong cash flows since fiscal 2002 as a result of substantial volume growth, cost reduction and prudent working capital management. As a result, we currently maintain substantial investible surplus. We believe this will provide us with flexibility in case of short-term fluctuations of future cash flows. We have embarked on economic value added, or EVA, driven project evaluation and capital investments aiming to ensure that we may recover portions of our cost of capital in a downturn and earn higher than our cost of capital in the upside years.

Leveraging Unified TATA Brand Equity. We recognize the need for enhancing our brand recognition in highly competitive markets in which we compete with internationally recognized brands. We believe the TATA brand name is associated by Indian customers with reliability, trust and value. We will continue to promote the TATA brand in India, as well as overseas where we plan to substantially increase our presence.

Automotive Operations

Our revenues from automotive operations were Rs.128,167.1 million and Rs.182,763.4 million in fiscal 2004 and 2005, respectively.

We design, manufacture and market a full range of automotive vehicles, including trucks, pick-ups, buses, utility vehicles and passenger cars. We also manufacture automotive parts, components and accessories for our own use and for resale and provide finance to our customers for purchase of our vehicles.

Our principal product line comprises:

•	Passenger cars;

•	Utility Vehicles (UVs );

•	Light Commercial Vehicles (LCVs); and

•	Medium and Heavy Commercial Vehicles (M&HCVs)

Our main market is the Indian market, which accounted for approximately 92% and 86% of our total revenues and 93% and 91% of our unit sales in fiscal 2004 and 2005, respectively.

The following tables set forth our domestic and International (including TDCV) sales of vehicles manufactured for the periods indicated together with their respective percentage shares of unit sales for those periods:

Domestic:

Category	Fiscal 2003		Fiscal 2004		Fiscal 2005
	units	%	Units	%	units	%
Passenger Cars	79,345	37.8%	108,166	37.0%	144,827	39.2%
Utility Vehicles	24,805	11.8%	31,852	10.9%	34,249	9.3%
Light Commercial Vehicles	32,782	15.6%	48,993	16.8%	60,749	16.5%
Medium and Heavy Commercial Vehicles	73,118	34.8%	103,202	35.3%	129,244	35.0%
Total	210,050	100.0%	292,213	100.0%	369,069	100.0%

International Business:

Category	Fiscal 2003		Fiscal 2004		Fiscal 2005
	units	%	units	%	Units	%
Passenger Cars	2,120	21.6%	8,897	40.3%	8,116	23.2%
Utility Vehicles	592	6.0%	2,196	9.9%	2,783	7.9%
Light Commercial Vehicles	3,691	37.6%	6,461	29.3%	13,504	38.5%
Medium and Heavy Commercial Vehicles	3,406	34.8%	4,521	20.5%	10,634	30.4%
Total	9,809	100.0%	22,075	100.0%	35,037	100.0%

International business includes TDCV volumes for 2 days in fiscal 2004 and for the entire year in fiscal 2005.

Our share of the Indian four-wheel automotive vehicle market in which our products compete was 25.2% and 26.8% in fiscal 2004 and 2005, respectively. Please see “– Competition” for a breakdown of our market share by our line of products.

Passenger cars

Our current product line in passenger cars consists of compact cars and mid-size cars, which includes sedans and station wagons.

Our compact hatchback car, Indica, was launched in 1998 and an upgraded version V2 was introduced in 2001. We launched an updated facelift of the Indica V2 in January 2005. Available in both diesel and gasoline engine options, it is the country’s largest selling diesel car and is the top selling compact car in the Rs.300,000 to Rs.400,000 range. It is also amongst the three leading compact car brands overall. In 25 months since launch in the market, we sold 100,000 Indicas and by March 2005, we had sold more than 400,000 units. The Indian compact car segment of the car market, in which the Indica competes with eight other models, is the largest in the industry with a share of nearly 47%. It is among the most competitive, with a high level of entrants and more entrants likely at the high end, preparing for future entry. The Indica has a 21.3% share of the compact car segment.

Based on the Indica platform, we introduced a mid-size sedan, the Indigo, in fiscal 2003. Since its launch, the Indigo has been one of the lowest priced entry-level sedans in the market in India and is the highest selling entry mid-size car in the Indian market. We sold approximately 75,000 units of the Indigo from its launch in December 2002 through March 31, 2005. We launched our first station wagon, the “Marina” in September 2004, and the vehicle has shown strong performance since its launch. The Indigo range of vehicles have 31% share in this market category among seven manufacturers offering 13 models.

In fiscal 2005 our domestic market share in passenger cars was 17.7%. All our vehicles in this category conform to the applicable emission standards in the country and are also available for international markets.

Our car plant achieved the landmark of rolling out its 500,000th car in February 2005. The expansion activities at the car plant are now complete and the facility has capacity to produce over 700 cars per day.

The main specifications of our principal passenger car models are shown below:

Model	Engine	Technical Specifications	Features	Seating Capacity
Tata Indica V2	1405 cc indirect injection diesel engine, 53.5 hp, or 1405 cc MPFI gasoline engine, 75 hp. Both Euro II compliant.	5 speed gear box; power steering; independent front and rear suspension.	Collapsible steering column, side impact bars on doors, child safety locks on rear doors. Air conditioning system, body color bumpers.	Five

Tata Indigo	Turbo-charged, 1405cc indirect injection diesel engine 62 hp, or 1405cc MPFI Petrol engine, 85 hp. Both Euro II compliant.	5 speed gear box; power steering; independent McPherson strut with anti-roll bar, rack and pinion type steering.	Collapsible steering column, side impact bars on doors, air conditioning system, central locking, child safety lock, driver’s seat belt/door open audio warning signal, high mounted stop lamp, anti-submarine front seats, remote release for fuel and trunk lid.	Five

Indigo Marina	Turbo-charged, 1405cc indirect injection diesel engine 62 hp, or 1405cc MPFI Petrol engine, 85 hp. Both Euro II & III compliant.	5 speed gear box; power steering; independent McPherson strut with anti-roll bar, rack and pinion type steering.	Collapsible steering column, side impact bars on doors, air conditioning system, central locking, child safety lock, driver’s seat belt/door open audio warning signal, high mounted stop lamp, anti-submarine front seats, remote release for fuel and trunk lid.	Five

Utility Vehicles

The utility vehicle market is the third largest of the Indian car market, after the compact and the mini car segments. We and other car makers launched various premium SUVs in this category during the year, and it continues to be dominated by three major market players, including Tata Motors Limited. Our utility vehicles also recorded their best sales in the last six years in fiscal 2005, at 34,249 units, representing a growth of 8% compared to fiscal 2004. (Market share stood at 19.4%). Our Sumo utility vehicle, first introduced in 1994, is available in different seating options from 8 to 13 in different variants, including the Spacio, and for a variety of urban, semi-urban and rural applications. In July 2005, we launched the Sumo Victa, a facelift version of Sumo. The Safari continues to be the leader among Indian utility vehicles in the JD Power APEAL survey.

All our vehicles in this category conform to Euro II and III emission norms and are also available for our international markets. The main specifications of our principal utility vehicle models are shown below:

Model	Engine	Technical Specifications	Features	Seating Capacity
Tata Sumo SE+	483 DL, 1948cc, 4 cylinder 68 hp diesel	5 speed G-76 gear box, independent front suspension and parabolic leaf spring rear suspension, vaccum assisted hydraulic dual circuit brakes	15” radial tyres, 65 litre fuel tank, anti-roll bar	Ten

Tata Spacio	497 SP, 2956cc, Direct Injection 65 hp diesel	5 speed G-76 gear box, independent front suspension and parabolic leaf spring rear suspension, vaccum assisted hydraulic dual circuit brakes	16” radial tyres providing higher ground clearances, 65 litre fuel tank, anti-roll bar	Ten

Tata Sumo Victa GX	483 DL, 1948cc, 4 cylinder 68 hp diesel	5 speed G-76 dual synchro gear box, independent front suspension and parabolic leaf spring rear suspension, vaccum assisted hydraulic dual circuit brakes, power steering	15” radial tyres, 65 little fuel tank, dual control split air conditioning system, central locking, power windows, keyless entry, decals	Ten

Tata Safari EX+	483 DL, 1948 cc turbo charged diesel engine Euro II compliant, 90 hp	5 speed G-76 gear box, independent front suspension, electric shift-on-the-fly 4WD mechanism (4x4 version), power steering, collapsible and tiltable steering column. Tachometer, front and rear fog lamps.	Dual control split air conditioning system, central locking, child safety lock, rear windscreen wiper and washer. Alloy wheel rims (4x4), power windows, energy absorbing front and rear bumpers, door open warnings, immobilizer, lumbar support and contoured seats, aluminium side step, reading lamp, decals, bull guard	Eight

Tata Safari Exi	486 PL, 2092 cc, MPFI Petrol, DOHC 16V, Euro II compliant, 135 hp	5 speed G-76 gear box, independent front suspension, electric shift-on-the-fly 4WD mechanism (4x4 version), power steering, collapsible and tiltable steering column. Tachometer, front and rear fog lamps.	ABS, airbags (driver and co-dirver) dual control split air conditioning system, central locking, child safety lock, rear windscreen wiper and washer. Alloy wheel rims (4x4), power windows, energy absorbing front and rear bumpers, door open warnings, immobilizer, lumbar support and contoured seats, aluminum side step, reading lamp, decals, bull guard.	Eight

Our international business continues to be an important area of focus. During fiscal 2005, 10,899 passenger cars and utility vehicles were exported. While the export of CityRover to MG Rover was halted after MG Rover was placed under administrative proceedings, exports of Tata-branded vehicles grew by over 100% during fiscal 2005, compared to the previous year. Entry into other export markets has accelerated and several new export specific products have been launched in various overseas markets. Sales of products have commenced in South Africa, Algeria and Turkey. The Company also unveiled the Tata Xover at the 75th Geneva Auto Show.

Light Commercial Vehicles (including pick-ups)

Under SIAM classifications, commercial vehicles with a GVW of up to 7.5 metric tonnes are classified as light commercial vehicles, or LCVs. We are the leading LCV manufacturer in India.

For fiscal 2005, our LCV sales accounted for approximately 50.7% of the domestic unit sales of LCVs by all Indian manufacturers.

Industry sales of LCVs reached an all time high in fiscal 2005, largely due to continuing strength in the pick-up segment. We achieved a market share of 38.1% in the pickup market segment in fiscal 2005. Customised pick-ups were also produced as a part of our endeavour to provide end-to-end transport solutions to specific customers.

During the fiscal year, we established additional manufacturing facilities with an annual capacity of 30,000 units of the new sub 1 ton payload mini truck – Tata Ace. Tata Ace was launched in May 2005 and has received a positive response from media and the market. We also a launched a range of LCV buses under TATA Globus & Starbus brands in March 2005.

The following table sets forth details of our principal range of LCVs together with their principal specifications and typical uses:

Model	Engine	Transmission	GVW	Typical Uses
Goods Carrier
TATA 407	Tata 497SP turbo, direct injection, 4 cylinder 71 hp diesel engine	5 speed GBS-18 synchromesh	5,300 kg	Trucks, goods carriers, vans, passenger carriers
TATA SFC 407EX	Tata 497SP turbo, direct injection, 4 cylinder 71 hp diesel engine	5 speed GBS-18 synchromesh	5,700 kg	Trucks, goods carriers, vans, passenger carriers
TATA 709 EX Turbo	Tata 497 turbo intercooled, 4 cylinder 90 hp diesel engine	5 speed GBS-27 synchromesh	7,250 kg	General goods, couriers, white goods, packaged goods, containers, passenger carriers
TATA SFC709 EX Turbo	Tata 497 turbo intercooled, 4 cylinder 90 hp diesel engine	5 speed GBS-27 synchromesh	7,450 kg	General goods, couriers, white goods, packaged goods, containers, passenger carriers
TATA 207 DI	Tata 497SP, direct injection, 4 cylinder 65 hp diesel engine	5 speed G-76 synchromesh	2,820 kg	Passenger carriers, pick-up trucks
TATA 207DI Euro II single Cab and Crew Cab	Tata 497SP, direct injection, 4 cylinder 65 hp diesel engine	5 speed GBS-76 synchromesh	2,820 kg	General goods, couriers, white goods, packaged goods, final leg distribution vehicle, crew cab.
TATA ACE (BS II & III)	TATA - 275 IDI, 4 stroke, 16 HP, 2 cylinder, Indirect Injection diesel engine	4 forward (Synchromesh) GBS 65 with 1 reverse (Sliding mesh)	1,550 kg	Small bulky loads, large light loads, final leg distribution vehicle for use in small cities and towns
Passenger Carrier
Model	Engine	Transmission	Seating Capacity	Typical Uses
Globus 18	90 PS diesel engine	GBS 27	18	Luxury Coach
Starbus Skool 17	75 PS diesel engine	GBS 18	17	School bus
Starbus Dlx 20	71.3PS diesel engine	GBS 18	20	Deluxe bus
Starbus Dlx 28	90 PS diesel engine	GBS 27	28	Deluxe bus
Starbus 16	58.5 PS diesel engine	GBS 18	16	City bus
Starbus 18	68 PS diesel engine	GBS 18	18	City bus
Starbus 20	58.5 PS diesel engine	GBS 18	20	City bus
Starbus Skool 32	90 PS diesel engine	GBS 27	32	School bus
Starbus 32	90 PS diesel engine	GBS 27	32	City bus

Medium and Heavy Commercial Vehicles

Under SIAM classifications, commercial vehicles with a GVW above 7.5 metric tonnes are classified as medium and heavy commercial vehicles, or M&HCVs. We are the leading M&HCV manufacturer in India.

In fiscal 2005, our M&HCVs achieved a market share of approximately 65.1% of the domestic unit sales of M&HCVs by all Indian manufacturers.

Our M&HCVs have a wide range of applications, in particular for long haul and container traffic movement and use on rough terrain, and are generally configured as trucks, tippers, buses, tankers, tractors or concrete mixers. We offer three engine options in this range - 697 (developed in-house), Cummins 6BT and CNG. All our M&HCV models comply with emission regulations as applicable in India or international markets in which they are sold.

We launched a fleet of fully built M&HCV coaches and buses under the TATA Globus & Starbus brands in March 2005. This launch was probably the largest in terms of range of products at one time by any commercial vehicle manufacturer of the world. These ultra modern fully built coaches and buses set new benchmarks in safety and comfort of road travel in India. We also launched new trucks in the twenty five tonne and nine tonne category with enhanced features.

The product range of TDCV includes cargo and dump trucks, mixers, tractor trailers and special purpose vehicles with engine power range from 215 HP to 400 HP. TDCV recently launched its new “Novus” line of M&HCVs featuring a high performance Euro III compliant electronic engine, a new-look cabin, other convenience and safety features.

The following table sets out details of our principal range of M&HCVs together with their principal specifications and typical uses:

Model	Engine	Transmission	GVW	Typical Uses
Goods Carrier
TATA LPS 3516 TC EX	Cummins 6 BT TCIC B 5.9, 6 cylinder, turbo charged, inter- cooled 156 hp diesel engine	6 speed TATA GBS-600 synchromesh	35,200 kg when coupled with a 2-axled trailer	Containers, tankers, and general goods carrier
TATA LPT 2515 TC EX 6x2	Cummins 6 BT TC B 5.9, 6 cylinder, turbo charged, 137 hp diesel engine	6 speed TATA GBS-600 synchromesh	25,000 kg	General goods, tankers, containers, cement
TATA LPT 1613 TC EX	Cummins 6 BT TC B 5.9, 6 cylinder, turbo charged, 122 hp diesel engine	5 speed TATA GBS-40 synchromesh	16,200 kg	General goods, cement, tankers, food grains, fertilizer, fruits, vegetables
TATA LPT 1613	TATA 697 TC turbo charged, 6 cylinder, 129 hp diesel engine	5 speed TATA GBS-40 synchromesh	16,200 kg	General goods, cement, tankers, food grains, fertilizer, fruits, vegetables
Novus Euro -III 10x4	Cummins 420/PS 415	ZF automatic 16 speed	38,660 kg/ 38,260 kg	Long haulage cargo
Cargo	PS DV 11 Daewoo	ZF		Bulk cargo
Novus Euro -III 6x4 Tractor	415 PS Cummins / 420 PS DV11 Daewoo	16 speed ZF, automatic option	40,000 kg	Containers, bulkers, Tankers, steel coils
Novus Euro -III 6x4 Dump/Tipper truck	320 PS DL 08 Daewoo / 380 PS DV 11 Daewoo	6 speed Tongil, 10 speed option	26,010 kg	Construction sites
Novus Euro -III Mixer	320 PS DL 08 Daewoo / 380 PS DV 11 Daewoo	6 speed Tongil, 10 speed option	25,375 kg	Ready concrete mix
Passenger Carrier
Model	Engine	Transmission	Seating Capacity	Typical Uses
Globus 45	157 HP diesel engine	G 660	45	Intercity Luxury Coach
Starbus Skool 52	100 HP diesel engine	GBS 40	52	School bus
Starbus Low Floor	100 HP diesel engine	G 600	44	City bus
Starbus 54	100 HP diesel engine	GBS 40	54	City bus
Starbus 67	100 HP diesel engine	G 600	67	City bus

Engines, Spare Parts and Other Products

We manufacture spare parts for our vehicles. We also utilize our spare capacity for manufacturing engines for marine and industrial applications. During fiscal 2004 and 2005, we sold 5,025 and 5,623 units of these engines, respectively. Since 2001, Cummins Engine Company, USA has also used our engines for power generating and industrial applications through its Indian venture, Cummins India Ltd.

Production

Our principal automotive production facilities are located in Pune in Western India, Jamshedpur in Eastern India, and Lucknow in Northern India, which we believe provides us with a good geographical spread to cater to every major region in the country. In the Pune plant we make all our products, the plant at Jamshedpur manufactures and assembles primarily M&HCVs, and at Lucknow we assemble commercial and utility vehicles. We also have a M&HCV assembly plant in Gunsan, South Korea.

We produced 311,542 and 400,941 vehicles in India in fiscal 2004 and 2005, respectively. In addition, TDCV produced 4,567 vehicles in fiscal 2005.

We have been implementing management and production reforms with the assistance of international consultants, with a view to creating a significant reduction in the through-put time for the various manufacturing activities performed within our plants. These techniques are intended to help in optimization of work flows and rationalization of work processes, thereby improving manufacturing system efficiency.

Sales and Distribution of Vehicles

Our automotive sales distribution network in India is comprised of our 29 regional offices, 36 sub-regional offices and over 500 dealer outlets. We have six company-owned dealerships, including those owned by consolidated subsidiaries, while the rest of the dealers are independent, most of whom are exclusive dealers for our vehicles. We believe that this is the largest distribution network for automobiles in India. We believe that our distribution network has been a key factor in our success in the domestic market. We deploy different sales channels for the distribution of our vehicles. In addition to the dealer outlets, we also have a strong after sales service network comprising over 650 authorized service centers.

A substantial number of our vehicles are sold directly to dealers from our regional sales offices. We provide cash incentives to better performing dealers. We sell government and military vehicles as well as a small number of other vehicles directly to customers.

End-user purchases of our vehicles from dealers are generally financed by third-party sources, including banks, development financial institutions and private finance companies. Although most end-user financing is provided by third parties, we also provide credit through financing channels to end-user purchasers through our dealers who act as our agents. For fiscal 2004 and 2005, approximately 8% and 9%, respectively, of our vehicle sales were made through hire purchase terms where we provided the credit. These credit sales are made on secured terms with a cash down payment of between 10% to 25% by the purchaser, followed by monthly installment payments for up to 36 months. Credit provided by us to end-user purchasers is extended on prevailing market terms which are at a margin over our marginal cost of borrowing and cost of operations. Until the final payment, we retain title to vehicles sold on a credit basis and are entitled to repossess them in case of default in payments. We actively pursue collection of overdue amounts, including through repossession where necessary. We have a contractual 15% recourse to the relevant dealer for any uncollected amounts. Total finance receivables outstanding as at March 31, 2004 and 2005 amounted to Rs.8,397.0 and Rs.20,054.8 million, respectively, of which Rs.120.7 million and Rs.129.6, respectively, were considered doubtful.

We have also started an information technology initiative designed to enable, distributors and us to share a common database of customers and sales and service information. This system has been already deployed across a few dealerships and service stations and its deployment at other locations nationwide is underway.

We have company-owned sales and service outlets in Bhubaneshwar, Delhi and Mumbai and our consolidated subsidiary, Concorde Motors (India) Ltd., runs dealership operations in Chennai, Hyderabad and Bangalore and the Union Territory of Pondicherry. These dealerships have been patterned to meet international benchmarks and are intended to serve as model dealerships for our other dealers. We have 24-hour service centers and have established a maintenance plan called “Sampoorna Seva”, meaning “complete service”, pursuant to which we enter into annual maintenance contracts with vehicle owners. We use a network of service centers on highways and a toll free Customer Assistance Centre for providing 24-hour on-road maintenance (including replacement of parts) to vehicle owners. We believe that the reach of our service and maintenance network provides us with a significant advantage over our competitors.

Competition

We face competition from domestic automotive manufacturers across our product lines. In addition, many foreign automotive manufacturers have increased or are expected to increase their participation in the Indian market through technology transfers, joint ventures or subsidiaries.

Our vehicles are designed specifically for the Indian market, catering to specific customer needs such as safety, driving comfort, fuel efficiency and durability. They are suited to general conditions of Indian roads, the local climate and overloading practices, and are environmentally friendly. We also offer a wide range of optional configurations to meet the needs of our customers. We intend to upgrade and widen our product range in order to meet the increasing customer expectation of “world class” products. We believe that our extensive research and development activities have been a major contributor to the success of our newer models. See “Research and Development” below.

We believe that our extensive distribution network and our wider product range provide us with a competitive advantage. We have been able to improve our market share in the product categories that we compete in from 23.4% in fiscal 2003 to 25.2% in fiscal 2004 and 26.8% in fiscal 2005.

The following table sets forth, for each of the periods indicated, our domestic market share for each of the categories presented, based on the classification used by and data provided by SIAM in its March 2004 and 2005 Flash Reports on Production and Sales:

Category	Fiscal 2003	Fiscal 2004	Fiscal 2005
Passenger Cars	14.7%	15.5%	17.7%
Utility Vehicles	21.8%	22.0%	19.5%
Light Commercial Vehicles	43.4%	49.6%	50.7%
Medium and Heavy Commercial Vehicles	63.5%	63.9%	65.1%
Total Four - Wheel Vehicles	23.4%	25.2%	26.8%

The following table sets forth the Indian automotive industry unit sales (including exports from India) of four-wheel vehicles for the periods indicated. Our market share data presented elsewhere in this document relates to domestic sales only:

Manufacturer	Fiscal 2003	Fiscal 2004	Fiscal 2005
Passenger Cars
Tata Motors Ltd	81,465	117,063	152,943
Daimler Chrysler India Pvt. Ltd	1,109	1,640	1,785
Fiat India Pvt. Ltd	25,936	10,428	5,407
Ford India Ltd	42,943	45,035	47,470
General Motors India Ltd	8,240	17,807	15,649
Hindustan Motors Ltd	17,882	14,900	14,618
Honda Siel Cars India Ltd	13,383	20,550	35,833
Hyundai Motor India Ltd	112,496	171,587	223,923
Maruti Udyog Ltd	306,539	408,148	464,825
SkodaAuto India Pvt Ltd	n/a	3,712	7,269
Toyota Kirloskar Motor Pvt Ltd	1,761	10,663	10,873
Total	611,754	821,533	980,595

Utility Vehicles (UVs)
Tata Motors Ltd	25,397	34,048	37,032
Bajaj Tempo Ltd	4,107	6,751	6,814
Ford India Ltd	0	688	2,414
General Motors India Ltd	52	179	13,523
Hindustan Motors Ltd	1,041	882	319
Honda Siel Cars India Ltd	—	—	1,643
Hyundai Motor India Ltd	0	318	316
Mahindra & Mahindra Ltd	52,203	69,638	81,229
Maruti Udyog Ltd	3,471	3,631	5,290
Toyota Kirloskar Motor Pvt Ltd	28,542	31,886	32,268
Total	114,813	148,021	180,848

Multi Purpose Vehicles (Van type)
Mahindra & Mahindra Ltd	240	99	91
Maruti Udyog Ltd	52412	60,387	66,169
Total	52652	60,486	66,260

Total Passenger Vehicles	779,219	1,030,040	1,227,703

Commercial Vehicles (CVs)

Medium & Heavy Commercial Vehicles
Tata Motors Ltd	76,524	107,694	135,338
Ashok Leyland Ltd	35,807	47,849	54,370
Eicher Motors Ltd	6,257	9,425	15,678
Hindustan Motors Ltd	60	12	12
Swaraj Mazda Ltd	1,862	3,929	5,580
Tatra Trucks India Ltd	138	132	171
Volvo India Pvt Ltd	430	418	904
Total	121,078	169,459	212,053

Light Commercial Vehicles
Tata Motors Ltd	36,473	55,454	74,253
Ashok Leyland Ltd	637	647	399
Bajaj Tempo Ltd	5,545	8,239	6,346
Eicher Motors Ltd	6,459	6,460	7,327
Hindustan Motors Ltd	2,041	689	476
Mahindra & Mahindra Ltd	24,442	30,306	40,768
Swaraj Mazda Ltd	6,239	6,349	6,766
Total	81,836	108,144	136,335

Tata Motors Total	219,859	314,259	399,566

Industry Total	982,133	1,307,643	1,576,091

Please note, our numbers do not include Sales of TDCV.

Seasonality

Demand for our vehicles is subject to seasonal variations. The peak seasons are between January and March, although there is a dip in February just before release of the Indian Fiscal Budget, which usually recovers in March after the Budget is announced. Demand is usually lean from April to July and picks up again in September with a dip in December due to the change of the manufacturing year.

International Business

Substantially all of our manufacturing and sales and distribution facilities are located in India. In fiscal 2004 and 2005, approximately 92% and 86%, respectively, of our revenues were derived from the Indian market.

Over the years, we have received more than 50 awards from the Engineering Export Promotion Council, the Government of India and the State Government of Maharashtra for our export initiatives.

Our exports of vehicles manufactured in India increased by 38% in fiscal 2005 to 30,497 units, compared to an increase of 125% representing 22,046 units in fiscal 2004. Passenger car exports were marginally impacted during the fiscal year as a result of MG Rover being placed in administration proceedings. However, there was an over 100% increase in exports of passenger cars other than to MG Rovers during the fiscal year.

The following table sets forth for the periods indicated, our principal export sales of vehicles manufactured in India by unit and the break-down, in percentages, of those sales:

	Fiscal 2003		Fiscal 2004		Fiscal 2005
	(units)	(%)	(units)	(%)	(units)	(%)
Passenger Cars	2,120	21.6	8,897	40.4	8,116	26.6
Utility Vehicles	592	6.0	2,196	10.0	2,783	9.1
Light Commercial Vehicles	3,691	37.6	6,461	29.3	13,504	44.3
Medium and Heavy Commercial Vehicles	3,406	34.7	4,492	20.4	6,094	20.0

Total	9,809	100.0	22,046	100.0	30,497	100.0

In addition, TDCV sold 4,540 vehicles during fiscal 2005 and introduced vehicles in new markets like South Africa and the Middle East.

During fiscal 2005, 35.6% of our commercial vehicles were exported to South East and Central Asia, 26.9% to Africa and another 26.5% to West Asia. Europe and other countries accounted for the remaining 11.0% of the export unit sales of commercial vehicles. The growth in commercial vehicle exports was driven by our light commercial vehicles, which increased by approximately 109% during fiscal 2005 compared to fiscal 2004.

43.3% of our passenger vehicles were exported to Europe and another 43.1% to Africa during fiscal 2005. The remaining 13.6% of the passenger vehicles were exported to South East Asia, Central Asia, West Asia and other countries. While passenger car exports declined by 9% in export volumes, the utility vehicle exports increased by 27% during fiscal 2005.

As a part of our strategy to expand our global operations, we successfully launched vehicles in new markets like South Africa and strengthened our presence in existing markets like Turkey by introducing new products. We exported 5,770 vehicle units during fiscal 2005 to South Africa, out of which approximately 50% were passenger cars. Passenger cars were also launched in Turkey towards the end of fiscal 2005. We are exploring the possibility of entering new export markets such as Russia, Senegal, China and other markets.

We distribute vehicles in international markets through a network of distributors. These distributors in turn appoint local dealers who are familiar with the local market conditions in their respective countries.

We have also stationed overseas resident sales and service representatives in various countries to oversee our operations in their respective territories. The dealers appointed in various countries are responsible for the after-sales service needs of the local customers. We are working on initiatives to enhance the penetration and reach of our international business through expansion of our sales and service network in our international markets.

We distribute vehicles in South Korea through Daewoo Motor Sales Corporation, and the international sales of TDCV are through Daewoo International, Daewoo Construction and through our international vehicle distribution channel. We also have 49 service centers and distribute parts through 89 outlets in South Korea.

Integration of Tata Daewoo Commercial Vehicle Co. Ltd., Korea

Tata Daewoo Commercial Vehicle Company Limited, Korea (TDCV), which we acquired last year, doubled its export volumes to 874 vehicles and maintained its overall sales at 4,540 vehicles, despite a decline in the Korean commercial vehicle market due to a slowdown in the economy. TDCV increased its market share from 25.5% to 29.1% in the Korean market by improving product quality and customer satisfaction. During the year, TDCV successfully launched TATA Novus, a safe, reliable and environment friendly Euro III truck, in the Korean market, where it is competing well with established brands. TDCV also participated in the Gunsan International Auto Parts and Ancillary show in South Korea.

Investment in Hispano Carrocera, S.A. Spain (Hispano)

Hispano is a leading manufacturer of bus and coach bodies. Hispano designs, develops and commercially produces bodies for buses and coaches in collaboration with the leading industrial vehicle manufacturers. The company has collaborated with Pininfarina, a leading Italian automobile engineering company to provide superior design and technology for their range of buses and coaches. Hispano manufactures City Buses and Intercity & touring coaches and enjoys a market share of 25% in the bus market in Spain.

Hispano, with its design and development capabilities in manufacturing bodies for high end buses, we believe will complement our current range of light and medium commercial passenger carriers. We believe this investment will also help to increase our presence in the international bus market.

We have acquired a 21% equity stake in Hispano, with an option to acquire the remaining 79% over the next five years. To date, we have invested Euros 12 million in Hispano. We will also enjoy the brand rights of Hispano.

Research and Development

Our research and development activities segment focus on environmental technologies, vehicle safety, and product development. Through our Engineering Research Centre, or ERC, which is one of the few government recognized in-house automotive research and development centers in , we have been able to design, develop and manufacture our own range of vehicles. The most significant achievement of the ERC has been the design and development of our compact car, the Indica, which is India’s only indigenous compact car. The ERC also designed our mid-size car, the Indigo, which was introduced in December 2002 and has been the market leader in the mid-size market segment in India. We strengthened our position in the Indian commercial vehicle market through the introduction of an improved range of EX series of light, medium and heavy trucks and buses as well as a newly launched pick-up in fiscal 2003. We are currently working on designing a truck that will enable us to achieve our objective of selling trucks in global markets. Our acquisition of TDCV is expected to provide advantages in the development of this global truck. We are also working on the development of a low cost car for the Indian market. ERC is currently working on various new products to be introduced by Tata Motors in the future.

Some of the development facilities used by our ERC are unique to the Indian auto industry. We are the only automotive company in India, which has a modern crash test facility where new products are tested for passenger safety. Our ERC also has a hemi-anechoic chamber testing facility which lowers noise and vibration levels in vehicles and engine emission testing facilities to develop products which are able to meet international quality standards.

Our ERC functions in a state-of-the-art computer-aided design, or CAD, manufacturing environment. Engineers using CAD systems are able to develop new vehicle models and also bring about improvements in existing vehicles and components. New tools are also designed using our CAD systems, and all of these design functions are electronically linked to component and tooling facilities for cutting body panel dies and making other structural components. Our subsidiary, Tata Technologies Limited, has also developed software for various automotive and other applications, which is used for our own applications and is also sold to third parties such as IBM, General Motors and DaimlerChrysler.

ERC has approximately 1,500 employees. Over the years, we have devoted significant resources towards our research and development activities. Our total expenditure on research and development during fiscal years 2003, 2004 and 2005 was Rs.1,536.2 million, Rs.1,282 million and Rs.2,532.4 million respectively. Our recent acquisition and incorporation of a subsidiary is also aimed at strengthening our ERC capacities. See “— Item 4.A. History and Development of the Company”.

Intellectual Property

We have 54 trademarks registered in India and approximately 137 trademark applications which are currently pending registration. In addition to this, our significant trademarks are registered, or are in the process of being registered, in nearly 116 countries. We currently hold approximately 777 of these registrations worldwide. The registrations mainly include trademarks for each of our vehicle models. Further, we also use the “Tata” brand, which has been licensed to us by Tata Sons Limited. See “— Item 4.C. The Tata Group”. As part of our acquisition of Tata Daewoo Commercial Vehicle Co. Ltd., we have the perpetual and exclusive use of the “Daewoo” brand and trademarks in Korea and overseas markets for the product range of TDCV. TDCV holds South Korean trademark registrations for 14 utility models and five designs.

India is a member of the World Trade Organization. In compliance with its obligations under the Agreement on Trade Related Aspects of Intellectual Property, or TRIPS, India grants statutory protection to various forms of intellectual property, including patents, copyrights, industrial designs and trademarks. The Trade Marks Act, 1999 and the Copyright Act, 1957, as amended, which are currently in force in India, are TRIPS compliant. The Patents Act, 1970, as amended, to the extent that it relates to our business and operations, provides adequate product and process patent protection in India in accordance with its obligations under TRIPS. The United States has placed India on its “priority watch list” under Section 301 of TRIPS for failing to provide adequate levels of protection for intellectual property rights. Although we have never experienced any material difficulties in protecting our brands and other intellectual property in India, the protection and enforcement of intellectual property rights in India has not been and may not be as effective as in the United States.

We currently own two patents and have 17 patent applications pending registration in India. These patents are mostly in relation to devices which enable efficient functioning, such as energy saving devices. Our most significant patent, which is currently in the process of being registered, is a portable device for measurement of head impact points in a vehicle. In addition, TDCV holds 9 patents in South Korea and 2 patent applications are currently pending registration.

In addition to the above we also have various copyright and Internet domain name registrations.

Other than the Tata Brand, we do not consider any one or group of our trademarks, brands or patents to be so important that their expiration or termination would materially affect our business.

Other Operations

In addition to automotive operations, we are involved in a number of other business activities. Net revenues from these activities totaled Rs.11,528.6 million and Rs.15,623.6 million in fiscal 2004 and 2005, respectively, representing approximately 8.3% and 7.9%, respectively, of our total revenues. The most significant of our other operations are information technology services, auto components and construction equipment.

Construction Equipment

Telco Construction Equipment Co. Ltd., an 80%-owned subsidiary is a joint venture with Hitachi Construction Machinery Co. Ltd., Japan, which holds the remaining 20%. It makes construction and related equipment such as cranes, hydraulic excavators, loaders and articulated dump trucks.

Information Technology Services

Tata Technologies Ltd., or TTL, our 94.6% owned subsidiary provides information technology services to several clients across India and overseas on its own, as well as through its wholly-owned subsidiary, Tata Technologies, USA. TTL has implemented the SAP Enterprise Resource Planning, or SAP ERP, system across Tata Motors and several other companies.

In the first week of September 2005, our subsidiary, Tata Technologies, USA made a cash offer at 220 pence per share (Rs.169.40 per share) for 100% of the equity shareholding of INCAT International PLC, a UK-based company listed on the Alternative Investment Market (AIM) of the London Stock Exchange. Both TTUS and INCAT provide engineering and design services and PLM (product lifecycle management) products and services, primarily to manufacturers and their suppliers in the international automotive, aerospace and engineering markets.

Auto Components

Our subsidiary, Tata AutoComp Systems Ltd., promotes auto component joint ventures with global component manufacturers. In addition, our wholly-owned subsidiaries, HV Axles Ltd., and HV Transmissions Ltd., manufacture heavy axles and heavy transmissions primarily for our own requirements.

Components and Raw Materials

Our vehicles manufactured in India are manufactured almost entirely from components made in India, a large proportion of which are sourced from a well-established network of suppliers, many of whom provide advanced component technologies. We import only a limited number of specialized parts and components and specialized grades of steel. Our Korean-manufactured vehicles at TDCV are assembled primarily from Korea-manufactured aggregates and components, although some of the major aggregates are also imported from U.S. and European component suppliers.

We have recently undertaken an e-commerce initiative through the development of a business-to-business site with the assistance of our subsidiary, Tata Technologies Limited, for electronic interchange of data with our suppliers. This has enabled us to have real time information exchange/processing to manage our supply chain effectively. We use external agencies as third party logistic providers. This has resulted in space and cost saving by transferring a part of our inventory to a third party.

The principal raw materials and components required by us for use in our vehicles are steel sheets and plates, castings, forgings and items such as tires, batteries, electrical items and rubber and plastic parts. The raw materials, components and consumables that are domestically sourced include steel (sheet-metal, forgings and castings), tires and tubes, batteries, fuel injection systems, air-oil filters, consumables (paints, oils, thinner, welding consumables, chemicals, adhesives and sealants) and fuels. We also require aggregates like axles, engines, gear boxes and cabs for our vehicles, which are manufactured by our subsidiaries and affiliates.

As part of our strategy to become a low-cost vehicle manufacturer, we have undertaken various initiatives to reduce our fixed and variable costs including an e-sourcing initiative started in 2002 through which we procure some supplies through reverse auctions. We have established a procedure for ensuring quality control of outsourced components. Products purchased from approved sources undergo supplier quality improvement process. We also have a program for assisting vendors from whom we purchase raw materials or components to maintain quality. Each vendor is reviewed on a quarterly basis on parameters of quality, cost and delivery. Preference is given to vendors with QS-9000 certification. We also maintain a stringent quality assurance program that includes random testing of production samples, frequent re-calibration of production equipment and analysis of post-production vehicle performance and ongoing dialogue with workers to reduce production errors. Further, in April 2003, we established a Strategic Sourcing Group to consolidate, strategize and monitor our supply chain activities with respect to major items of purchase as well as major inputs of technology and services. The Strategic Sourcing Group is responsible for recommending for the approval of the Management Committee the long-term strategy and purchase decision for these items, negotiation and relationship with vendors with regard to these items, formulating and overseeing our purchasing policies, norms in respect of all items, evolving guidelines for vendor quality improvement, vendor rating and performance monitoring and undertaking company-wide initiatives such as e-sourcing and supply chain management/policies with respect to vehicle spare parts. We are also exploring opportunities for global sourcing of parts and components from lower cost countries, and have embarked on a vendor management program that includes vendor base rationalization, vendor quality improvement and vendor satisfaction surveys.

Domestic Suppliers

We have chosen to outsource manufacturing of many components. In these instances we have been actively involved in providing training to outside suppliers and we often design and manufacture the tooling and fixtures employed by those suppliers.

Tata AutoComp Systems Ltd. encourages the entry of internationally acclaimed auto component manufacturers into India by setting up joint ventures with them and also manufactures plastic components. Some of these joint ventures include: Tata Johnson Controls Limited for seats, Knorr Bremse Systems for Commercial Vehicles India Private Limited for commercial vehicle air brakes, Tata Yazaki Autocomp Limited for wiring harnesses, JBM Sungwoo Limited for pressed components and Tata Toyo Radiators Limited for radiator assemblies. These joint ventures act as our suppliers.

Foreign Suppliers

We import some components that are either not available in the domestic market or when equivalent domestically-available components do not meet our quality standards. Imported components include those that are required to be fitted on vehicles manufactured for export markets to meet foreign regulations, such as air intake valves, fog lamps and also for MPFI kits/catalytic converters to meet the emission norms. We also import products to take advantage of lower prices in foreign markets, such as special steels.

The following table shows the imported and indigenous raw material and components consumed by us for the periods indicated:

	Value of Raw Material and Components Consumption For the Year Ended March 31,
	2003		2004		2005
Description	Rs. millions	%	Rs. millions	%	Rs. millions	%
Imported (at rupee cost)	2,394	4.2	3,818	4.6	7,268	5.7
Indigenously obtained	54,695	95.8	80,159	95.4	120,179	94.3

Total	57,089	100.0	83,977	100.0	127,447	100.0

Capital and Product Development Expenditures

During fiscal 2005, our capital expenditure was Rs.9,162.5 million. This expenditure was incurred mainly towards investment in capacity expansion and new product development. Some investment was also made in capital improvements of manufacturing facilities. On a segmental basis, automotive operations accounted for Rs.8,351.9 million of this expenditure and other operations accounted for Rs.810.6 million. We also invested approximately Rs.680 million in fiscal 2005 towards our acquisition of a 21% stake in Hispano Carrocera, S.A., Spain.

We had planned to incur capital expenditures of approximately Rs.51,800 million between April 1, 2004 and March 31, 2007 primarily for capital improvements of manufacturing facilities, for new products and model changes and also for capacity expansion. Specifically, we currently intend to incur capital expenditures of approximately Rs.13,900 million on capacity expansion at our India-based automotive plants, and approximately Rs.19,000 million for investment in new vehicle models and upgrades. These expenditures are expected to be funded through a combination of internally generated cash, existing investible surplus available in the form of cash and cash equivalents, investment securities and other external financing sources.

Environmental Regulation and Initiatives

Regulation

Our vehicles comply with the fuel emission regulations in India that came into effect in 1989. We are currently taking steps (including through the use of Cummins engines for our M&HCVs and the development of gasoline engines) that will enable our vehicles to comply with fuel emission regulations expected to be introduced in the future.

We are required to obtain certificates of compliance with various vehicle safety regulations relating to design and the manufacturing process for new vehicles manufactured by us. Fuel emission levels are also tested at this stage. Each of our plants has received government environmental clearances for our operations. It is our policy to consider and implement environmentally-friendly manufacturing processes, and waste water and other by-products from our plants are treated and recycled to the extent which we consider practicable.

With effect from April 1, 2005, emission standards have been upgraded to Bharat Stage III in 11 major cities and to Bharat Stage II in the rest of the country, except for seven northern states. Implementation in these states has been postponed to October 1, 2005 due to a lack of Bharat Stage II compliant fuel. These seven states are Rajasthan, Western UP, Uttaranchal, Himachal Pradesh, Punjab, Jammu & Kashmir and Madhya Pradesh.

Initiatives

We are fully committed to our role as a responsible corporate citizen with respect to reducing environmental pollution. We treat all effluents at our plants and have made significant investments in lowering the emissions from our products. We have led the Indian automotive industry in introducing greener engines, like the Cummins engines, for our commercial vehicles even before they were statutorily mandated. The entire range of our M&HCVs manufactured in India has been configured to run on Cummins engines or the upgraded version of our own engines that meet mandatory emission norms in India. Our LCVs are powered by our own engines that meet mandated norms. In addition, buses with lean-burn as well as stoichiometric compressed natural gas, or CNG, engines have been developed and supplied to Delhi Transport Corporation and private bus operators in Delhi so as to enable them to comply with the regulations there. Our utility vehicles and passenger cars being exported to Europe meet the Euro III norms prevalent in those markets. We have also launched Indica powered by CNG in Delhi and Mumbai, primarily for the taxi market.

Tata Motors, in collaboration with Indian Oil Corporation, has launched, on a pilot basis, a fleet of 43 buses fitted with engines to run on Bio-diesel.

The vehicles made by TDCV comply with the emission regulatory requirements in that country. The Korea 2004 (equivalent to Euro III) emission regulatory requirements became effective on July 1, 2004 and since that date the vehicles made by TDCV have conformed to those regulations.

Insurance Coverage

The Indian insurance industry is predominantly state-owned. Insurance tariffs are regulated by the Insurance Regulatory and Development Authority. We have insurance coverage which we consider reasonably sufficient to cover all normal risks associated with our operations and which we believe is in accordance with industry standards in India. We have obtained coverage for product liability for some of our vehicle models in several countries to which we export vehicles. We do not at present maintain business interruption insurance or product liability insurance in India.

TDCV has insurance coverage as is required and applicable to cover all normal risks in accordance with industry standards in South Korea, including product liability. We have also taken insurance coverage on directors and officers liability to minimize risks associated with product liability and international litigation.

Legal Proceedings

We are involved in legal proceedings in various states in India, both as plaintiff and as defendant. In respect of claims against us below Rs.50 million, the majority of cases pertain to motor accident claims (involving vehicles that were damaged in accidents while being transferred from our manufacturing plants to regional sales offices) and consumer complaints. Some of these cases relate to replacement of parts of vehicles and/or compensation for deficiencies in the services by us or our dealers. We believe that none of these claims or actions individually or in the aggregate will have a material adverse effect on our business, financial condition or results of operations.

Certain claims that are above Rs.50 million in value are described in Note 20 to our consolidated financial statements included in this annual report.

We believe that none of the contingencies either individually or in the aggregate, would have a material adverse effect on our financial condition, results of operations or cash flows.

Regulation

Indian Automotive Sector

India’s automotive industry was established in the 1950s through various co-operation arrangements with, and direct investments by, a number of American and European automotive manufacturers. Prior to that, vehicle kits were imported into and assembled in India. The commercial vehicle manufacturing sector achieved a high rate of growth during India’s economic expansion in the 1960s and 1970s. Rail transport bottlenecks led to higher demand for road transport and this sector was permitted to grow with the minimum intervention of the government. Major domestic commercial vehicle manufacturers invested in expanding production facilities and product development, which resulted in an efficient and relatively technologically advanced commercial vehicle industry, albeit with restrictions on capacity expansions due to the licensing regime in operation at that time.

In the passenger car sector, two models produced by Hindustan Motors Limited and Premier Automobiles Limited, respectively, dominated the market until the mid 1980s. Passenger cars were deemed to be luxury products and were subject to very high multiple taxation and price controls. In addition, industrial licensing and exchange control regulations forced domestic car manufacturers to embark on low-volume, high-cost indigenous and in-house component production programs. Demand for passenger cars exceeded supply, but the domestic passenger car industry remained protected by the prohibition on car imports and remained technologically behind global standards. However, the establishment of Maruti Udyog Limited, or Maruti, a joint venture between the Suzuki Motor Company of Japan and the Government of India in the mid-1980s paved the way for expansion of the automobile sector in India in terms of increase in supply and improvement in product quality and design. Maruti has since become the leading player in the Indian passenger car market. It was not until the Indian Government deregulated and liberalized the automotive market in the early 1990s that the country’s passenger car market showed substantial growth. Nonetheless, India continues to have a substantially lower number of passenger vehicles per capita than most developed countries and a number of developing countries.

Restrictive automotive vehicle import policies and high import duties on vehicles assembled from kits as well as vehicle components have effectively protected domestic manufacturers from foreign competition. Although the Indian government has reduced import duties on vehicles and components in recent years, rates still remain relatively high. See “Import Regulations and Duties” below. Consequently, domestic manufacturers have historically dominated the automotive industry in India, although a number of domestic manufacturers have sought to improve product quality by entering into joint ventures, technology transfer agreements or licensing agreements with foreign vehicle and component manufacturers.

The industry has, historically, also been subject to high excise duty rates, and even today cars and UVs are subject to the highest excise rates. Fluctuations in these taxes directly impact retail sales prices and, consequently, the level of demand. Sales tax in various states has been recently rationalized. See “Excise Duty and Sales Tax” below.

Unlike more developed countries, the automotive industry in India until the late 1980’s had not been subject to stringent emission or vehicle safety regulations, but this trend is changing with Bharat Stage III (equivalent to Euro III) emissions norms now in force in major Indian cities. See “Government Regulations” below.

Due to the absence of any laws regarding the age of vehicles (except in the National Capital Region, or NCR, of Delhi and the State of Maharashtra), automotive (both commercial as well as passenger) vehicles in India are typically kept in use much longer than in more developed countries. Commercial vehicles are also subject to overload abuse. This has resulted in the development of an extensive allied industry that is dedicated to providing automotive repair and maintenance services required for maintaining old and overloaded vehicles. Some manufacturers, including us, have also developed a network of service centers for their vehicles.

Since 1980, India’s automotive industry has experienced rapid structural transformation and growth. Progressive easing of import controls, reduction in governmental restrictions on product categories and the rationalization of excise duties (including the introduction of modified value added tax, or MODVAT, and central value added tax, or CENVAT, from Fiscal 2001 and Value Added Tax (VAT) in 21 states from April 1, 2005 ), together with increased foreign investment and technical assistance has helped create a wider range of products and greater competition. The passenger vehicle market has experienced significant growth over the last few years with almost all foreign direct investment in the automobile industry directed to this market.

According to SIAM, Indian automotive manufactures sold, in the domestic and export markets, approximately 106,000 vehicles (M&HCVs, LCVs, UVs and passenger cars) in 1980. This tripled to approximately 355,000 vehicles in the year ended March 31, 1991 and rose approximately fifteen fold to approximately 1,576,000 vehicles in the year ended March 31, 2005.

The global automotive industry has undergone radical change in recent times. There has been significant consolidation, both amongst vehicle manufacturers and component vendors with a view to achieving economies of scale, product synergies and strong brand presence. By contrast, there has been little or no consolidation in either vehicle or component manufacturing in India. The sizes of domestic automotive manufacturers, especially for passenger vehicles, are small compared to global standards. Consequently, economies of scale manufacturing have generally eluded Indian manufacturers of automotive vehicles and automotive components. The component industry, which until recently was to a large extent reserved for the small-scale sector, continues to be fragmented, with a number of enterprises with limited funds and technology, though this situation has improved in recent years. The Indian automotive industry has, therefore, differed from the global model, but as entry barriers in India are lowered, we believe that both vehicle and component manufacturers are likely to consolidate their operations to achieve the levels of competitiveness and scale economies closer to those in major international markets. Globally known branded products, supported by high levels of promotional spending, are likely to win a significant share of the domestic market for all vehicles, particularly passenger vehicles. Indian manufacturers will, therefore, need to either offer products and services that differentiate themselves in mass markets, or confine themselves to a niche market.

The Indian automotive industry is poised to undergo substantial change and face new challenges, both from the opening of the domestic market to imports and the entry of international manufacturers. To meet the needs of these changing times, domestic automotive manufacturers will be forced to reduce costs, improve productivity, enhance quality, reliability and durability, increase market orientation and create a high level of customer loyalty. Consequently, we believe the reach and extent of dealership networks and the quality and cost of service are likely to assume importance in influencing customer preferences.

Driving conditions in India are generally rugged due to the poor quality of road infrastructure. This has hindered the expansion of the road transport sector and, consequently, the automotive industry. The government is taking steps to improve the road infrastructure in the country. The outlay of road and highway development is proceeding to currently established government plans and India is expected to have an improved road infrastructure with planned feeder routes in place by 2007, which may increase demand for automotive vehicles in India.

Union Budget for Fiscal 2006

The Government of India presented its Union Budget for fiscal 2006 on February 28, 2005, which received the assent of the President of India on May 13, 2005. Some of the proposals that may have an impact on our operations include:

Direct Tax

•	Reduction in statutory tax rate (including surcharge and education cess) from 36.59% to 33.66%.

•	Introduction of Fringe Benefit Tax on certain specified expenditure at the statutory tax rate (including surcharge and education cess) varying at 6.73%, 16.83% and 33.66% of the expenditure.

•	Lowering of tax depreciation rates.

Indirect Taxes

•	Introduction of CENVAT at 16% on road tractors for semi trailor application.

•	Increase in CENVAT rate on iron and steel materials from 12% to 16% while allowing CENVAT credit.

•	Reduction in CENVAT rate on tyres and air conditioners to 16% from 24% .

•	Peak rate of customs duty brought down from 20% to 15%.

•	Reduction in customs duty rate on refrigerated motor vehicles from 20% to 10%.

•	Reduction in customs duty on specified parts for manufacture of battery operated vehicles from 20% to 10%.

Excise Duty and Sales Tax

CENVAT is payable by vehicle manufacturers on the manufacture of vehicles or parts in India, and is paid at the time of clearance from the manufacturing facilities. CENVAT rates vary according to vehicle classification and for us are levied as a percentage of the net dealer price at the time of dispatch of the vehicle from the plant/depot. The CENVAT rates directly impact the retail sales price and the introduction of significant changes in rates overall or differential classifications of products can materially impact sales in general or sales of specific models that attract higher rates of excise. Under the CENVAT credit scheme, manufacturers receive a credit for CENVAT paid on input materials and services, including countervailing duties paid on imports included in the price paid for raw materials, parts or components obtained from outside sources or other plants and used in or in relation to manufacture of the finished product. Such a credit is offset against the CENVAT payable on the finished product. CENVAT credit is also available to manufacturers on purchase of plant and machinery.

The following table sets forth the excise duty classifications and rates applicable to our vehicles. These rates became effective from July 9, 2004.

	Ad Valorem		Type of Vehicles
Vehicles designed to carry up to 6 persons (excluding driver)	25.6275	%(1)(2)	Indica and Indigo
Vehicles designed to carry 7 to 12 persons (excluding driver)	25.6275	%(1)(2)	Sumo and Safari range
Vehicles designed to carry more than 12 persons (excluding driver) and Vehicles designed to transport goods	16.4475	%(1)	M&HCVs and LCVs

(1)	The CENVAT rate for all vehicles is 16% ad valorem under the First Schedule of the Central Excise Tariff Act. An additional CENVAT at 8% is applicable in respect of passenger vehicles under the Second Schedule. An automobile cess of 0.125% is applicable on all vehicles. A 2% education cess is also applicable on the CENVAT rate plus automobile cess. Additional duty of Rs.10,000 per vehicle is applicable for chassis of vehicles designed to carry more than 12 persons and to transport goods.

(2)	Including special excise duty of 8% and National Calamity Contingent Duty, or NCCD, of 1% on passenger vehicles. A 2% education cess is also applicable on the special excise duty and NCCD.

No excise duty is payable with respect to vehicles imported into India. However, sales tax is imposed on the resale of these vehicles and import duties (including countervailing duties) are also levied.

The sale of vehicles in India also attracts sales tax and other levies, a substantial portion of which is paid to the government of the State in which the sale occurs. With the adoption of the VAT system by a majority of the states, the sales tax rate applicable for vehicles in most of the states is now 12.5% (with facility to avail full set off on inputs against sales made from that State). However, in the States which have not migrated to VAT system, it continues to be 12% (with a partial set off facility on inputs). On inter state sales of vehicles, the rate of tax applicable is generally 4% against submission of specified declarations (but no set off of inputs is allowed in such cases).

Import Regulations and Duties

Automobiles and automotive components can, generally, be imported into India without a license from the Indian government. Automobile imports are subject to regulations requiring the importers to meet Indian standards and certification by designated testing agencies, and are also governed by other restrictions. However, all vehicles and components imported into India are subject to import duties, which significantly increase the cost of imported goods. While recent government liberalization policies have reduced import duties on vehicles and certain automotive parts and components, duty rates remain relatively high and protect the domestic industry.

The following table sets forth the currently applicable duty rates on fully built-up vehicles, which became effective on March 1, 2005:

Product	Basic Customs Duty	Total Duty (inclusive of countervailing duty NCCD and education cess)
Commercial vehicle (new and pre-owned)	15%	35.93%
Utility Vehicles (new)	60%	103.39%
Cars (new)	60%	103.39%
Utility Vehicles (pre-owned)	100%	154.74%
Cars (pre-owned)	100%	154.74%

Government Regulations

Prior to 1984, strict government industrial licensing controls restricted the types of vehicles that manufacturers could produce and sell. These restrictions were reflected in the industry’s characteristic of low product differentiation, with few companies producing a wide range of vehicle types. In 1984, the Indian government eased these product category restrictions, thereby enabling us and other automotive manufacturers to produce any on-road vehicle having four or more wheels within each of these manufacturer’s licensed capacity and the normal flexibility allowed for expansion. In addition, as part of the Indian government’s liberalization policies announced in 1991, industrial licensing has been replaced by the filing of an Industrial Entrepreneurs’ Memorandum (except under locational or environmental restrictions where industrial licensing continues to operate) and import duties on vehicle components have been substantially reduced. These measures have led to increased competition in the domestic market. With the removal of these controls, except in some situations as explained earlier, Indian automotive manufacturers are now free to manufacture and sell unrestricted numbers of any type of on-road vehicle with four or more wheels, including passenger cars.

Since 1989, emission standards have also been developing. The Ministry of Environment and Forests has mandated applicability of emission norms to the automotive industry. These extend from the Bharat Stage I norms (equivalent to Euro I norms) to the Bharat Stage III norms (equivalent to Euro III norms), which have already been mandated, to Euro IV equivalents for which notifications, based on industry recommendations proposed through SIAM, which are expected. During 2000, passenger vehicles and commercial vehicles were required to meet Bharat Stage I (Euro I equivalent norms). Bharat Stage II (Euro II equivalent norms) have been in force since 2001 in the four metros cities of Delhi, Mumbai, Chennai and Kolkata, are now applicable to seven other cities and are expected to be extended in phases to the rest of the country by October 2005. Based on SIAM recommendations and the R.A. Mashelkar Committee Report, these eleven cities have moved to Bharat Stage III emission norms (equivalent to Euro III norms) for all passenger and commercial vehicles from April 2005 and could move to Euro IV levels from April 2010, while the rest of India would move to Euro III norms by April 2010. The higher stage norms are more stringent as compared to lower stage norms.

The South Korean automotive market has adopted the Euro III equivalent emission levels from July 2004. South Korea is expected to migrate to Euro IV equivalent emission norms in October 2006 in respect of new products and in January 2008 in respect of existing products.

Prior to April 2002, the Indian Government used the Administered Price Mechanism, or APM, to fix prices of petroleum products, which resulted in the price of diesel being approximately two-thirds the price of gasoline. With the dismantling of the APM regime, prices of petroleum products have become market driven, which has narrowed the price gap between diesel and gasoline. Our M&HCVs and LCVs have diesel engines while our passenger cars and UVs are available in both diesel and gasoline versions.

Automotive design and safety regulations are evolving in India. Front and rear seat belts are now mandatory in new passenger vehicles, safety glass is required for all vehicle windows and windshields and standards for door intrusion are imposed for vehicle integrity. Legislation, in line with European standards, in respect of seats, head restraints, seat anchorage and electromagnetic interference is also expected to be progressively introduced. Legislation for provision of survival space, braking systems, and rear and side underrun protection devices for commercial vehicles became effective from May 1, 2003. Advance braking system legislation in conformity with European Economic Community standards is being considered for progressive implementation between 2004 and 2007.

In fiscal 2002, the Indian Government released its proposed Auto Policy for discussion and feedback. This policy outlines a vision to establish a globally competitive automobile industry in India, and to double its contribution to the economy by 2010. It also aims to promote integrated, phased, enduring and self-sustaining growth of the Indian automotive industry. For further details about the auto policy, please see “– Item 4.B. Business Overview – Overview”.

C.	Organizational Structure.

The Tata Group

We are the largest company in the diversified Tata Group in terms of fiscal 2005 revenues, and we benefit from being identified with the Tata brand and the Tata Group of Companies.

The Tata Group is based substantially in India, and had combined revenues of approximately Rs.769.3 billion (US$17.6 billion) for the year ended March 31, 2005.

The Tata Group is highly diversified and the activities of the group are categorized under seven business sectors, namely engineering, materials, energy, chemicals, consumer products, services and communication and information systems. These companies do not technically constitute a group under Indian law.

The Tata Group has its origins in the trading business founded by Jamsetji Tata in 1874 that was developed and expanded in furtherance of his ideals by his two sons, Sir Dorabji Tata and Sir Ratan Tata, following their father’s death in 1904. The family interests subsequently vested largely in the Sir Ratan Tata Trust, the Sir Dorabji Tata Trust and other related trusts. These trusts were established for philanthropic and charitable purposes and together owned a substantially majority of the shares of Tata Sons Limited, the principal holding company of the Tata Group.

By 1970, the Tata Group had expanded from the trading company established in the nineteenth century to encompass a number of major industrial and commercial enterprises including The Indian Hotels Company Limited (1902), The Tata Iron and Steel Company Limited (Tata Steel) (1907), The Tata Power Company Limited (1910), Tata Chemicals Limited (1939), Tata Motors Limited (1945), Voltas Limited (1954), and Tata Tea Limited (1962). The Tata Group also promoted India’s first airline, Tata Airlines, which later became Air India (India’s national carrier), as well as India’s largest general insurance company, New India Assurance Company Limited, both of which were subsequently taken over by the Government as part of the Government’s nationalization program. Tata Consultancy Services Limited, or TCS, is Asia’s leading software services provider and the first Indian software firm to exceed sales of US$1 billion. In recent times, the Tata Group has also invested in several telephony and telecommunication ventures, including acquiring a portion of the Indian Government’s equity stake in the state owned Videsh Sanchar Nigam Limited, or VSNL.

Most of the Tata Group companies are leaders in their respective businesses. We are the leading automotive vehicle manufacturing company in India in terms of revenues. Tata Steel, another flagship company of the group, is the oldest and the largest private sector integrated steel plant in operation in the country. Tata Chemicals is one of the world’s largest producers of synthetic soda ash and Tata Tea is the largest integrated tea company in the country. Tata Power is the largest power generating supplier in the private sector. Indian Hotels runs the largest hotel chain in the country. Titan Watches, which is a relatively new entrant, has emerged as the leader in the domestic watch market and is currently the sixth largest brand manufactured in the world. VSNL is the leading international telecommunications service provider in India.

We have for many years been a licensed user of the “Tata” brand owned by Tata Sons Limited, and thus have both gained from the use of the Tata brand as well as helped to sustain its brand equity. Since 1991 many multinational corporations with well-established global brands have entered the Indian market. In response, the Tata Group decided to institute a new corporate identity program in order to re-position itself to compete in a global environment. The new corporate identity is licensed to Tata Group companies, including us, for use with their respective products and services. A substantial ongoing investment is planned to develop and promote a strong, well-recognized and common brand equity, which is intended to represent for the consumer a level of quality, service and reliability associated with products and services offered by Tata companies. To further protect and enhance the Tata brand equity, a code of conduct has been adopted by some of the Tata companies that have access to the larger resources and services of the Tata Group. To implement these plans, Tata Sons Limited has undertaken a program by which consenting Tata companies are required to pay a subscription fee to participate in and gain from the new Tata Group identity. We believe that we benefit from association with the new Tata Group identity and, accordingly, have agreed to pay an annual subscription fee to Tata Sons Limited from fiscal 1998 which is equal to 0.25% of our annual net income (defined as our net income exclusive of excise duties and other governmental taxes and non-operating income), provided that the subscription fee does not exceed 5% of our annual profit before tax (defined as our profit after interest and depreciation but before income tax). These calculations are made with reference to our non-consolidated Indian GAAP financial statements. Pursuant to our licensing agreement with Tata Sons Limited, we have also undertaken certain obligations for the promotion and protection of the new Tata Group identity licensed to us under the agreement. The agreement can be terminated by written agreement between the parties, by Tata Sons Limited upon our breach of the agreement and our failure to remedy the same, or by Tata Sons Limited upon providing six months notice for reasons to be recorded in writing. The agreement can also be terminated by Tata Sons Limited upon the occurrence of certain specified events, including liquidation. Because we are the largest company in the Tata Group in terms of fiscal 2005 revenues and further because we believe that our growing international reputation brings benefits to the Tata brand, we consider it very unlikely that we would ever be unable to use the Tata brand in relation to our products and services.

The Tata Group companies have sought to continue to follow the ideals of ethics and integrity originally established by the founder of the Tata Group and his successors. These companies have endeavored to maintain high standards of management efficiency and to promote the commercial success of Indian enterprises. The Tata Group has made a significant contribution toward national causes through promotion of public institutions in the field of science, such as the Indian Institute of Science and the Tata Institute of Fundamental Research, and in the field of social services through the Tata Institute of Social Sciences, the Tata Memorial Hospital and the National Center of the Performing Arts. Tata trusts are among the largest charitable foundations in the country.

In addition, the Tata Group companies have sought to formulate and follow a coherent approach to various matters of importance in Indian business life. These include a refusal to adopt any particular political alignment, and espousal of causes that benefit society generally as well as the commercial interests of Tata Group companies.

A large number of the Tata Group companies hold shares in one another and a number of our directors hold directorships on the boards of other Tata Group companies, including Tata Sons Limited and Tata Steel. However, there are no voting agreements, material supply or purchase agreements or any other relationships or agreements that have the effect of tying us together with other Tata Group companies at management, financial or operational levels. Except as set forth in the tables below under the heading “Subsidiaries and Affiliates” and except for an approximately 9.9% stake in Tata Industries Limited, our shareholdings in other Tata Group Companies are generally insignificant as a percentage of their respective outstanding shares or in terms of the amount of our investment or the market value of our shares of those companies with publicly traded shares.

Subsidiaries and Affiliates

We have the following consolidated subsidiaries under US GAAP as of March 31, 2005:

Name of Subsidiary	Country of Incorporation	Percentage Ownership and Voting Interest (including indirect interest)
Sheba Properties Ltd .	India	100.00%
Concorde Motors (India) Limited (1)	India	100.00%
Telco Construction Equipment Co. Ltd.	India	80.00%
Tata Technologies Ltd. (and its subsidiary)	India	94.60%
HV Axles Ltd.	India	100.00%
HV Transmissions Ltd.	India	100.00%
TAL Manufacturing Solutions Ltd.	India	100.00%
Concorde Motors Ltd.	India	100.00%
Tata AutoComp Systems Ltd. (and its subsidiaries).	India	54.61%
Tata Precision Industries Pte. Ltd. (and its subsidiary)	Singapore	51.04%
Tata Daewoo Commercial Vehicle Co. Ltd (2).	Republic of Korea	100.00%
Telco Dadajee Dhackjee Ltd.(3)(4)	India	100.00%
Suryodaya Capital and Finance (Bombay) Ltd. (4)	India	100.00%

(1)	Formerly Minicar (India) Ltd.

(2)	Formerly Daewoo Commercial Vehicle Co. Ltd., or DWCV.

(3)	Formerly a subsidiary of Sheba Properties Ltd.

(4)	These subsidiaries merged with us on July 1, 2005.

In addition, we have the following affiliates who are accounted for in accordance with the equity method of accounting under US GAAP:

Name of the Affiliates	Country of Incorporation	Percentage Ownership and Voting Interest (including indirect interest)
Nita Company Limited	Bangladesh	40.00%
Tata Cummins Limited	India	50.00%
Tata International Limited	India	22.00	%(1)
Tata Holset Limited	India	21.35%
Hispano Carrocera S.A. (2)	Spain	21.00%

(1)	On February 28, 2005, this has reduced to 19.15% on partial divestment.

(2)	From March 16, 2005, the date of our acquisition.

D. Property, Plants and Equipment.

Facilities

We currently operate four principal automotive manufacturing facilities. The first facility was established in 1945 at Jamshedpur in the State of Jharkhand (earlier a part of the State of Bihar) in eastern India. We set up a second facility in 1966 (with production commencing in 1976) at Pune, in the State of Maharashtra in western India, and a third in 1985 (with production commencing in 1992) at Lucknow, in the State of Uttar Pradesh in northern India. In 1998, we initiated the establishment of a fourth facility at Dharwad in the State of Karnataka in southern India. The Jamshedpur, Pune and Lucknow manufacturing facilities have been accredited with ISO-9000 certification.

In March 2004, with the acquisition of DWCV (now renamed TDCV), we also acquired DWCV’s plant in Gunsan, South Korea.

Manufacturing facilities of Tata AutoComp Systems Ltd and its subsidiaries are located at various locations in and around the city of Pune, in the State of Mahahrashtra, India.

Manufacturing facilities of Telco Construction Equipment Co. Ltd. are located at Jamshedpur in the State of Jharkhand (earlier a part of the State of Bihar) in eastern India and at Dharwad in the State of Karnataka in Southern India.

Installed Capacity

Our total vehicle production capacity in India as of March 31, 2005 determined on the basis of two production shifts per day and including capacity for the manufacture of replacement parts, was 514,500 units annually. In addition, we also have vehicle production capacity of 20,000 units annually in South Korea.

The following table shows our installed capacity as at March 31, 2005, and production levels by plant and major product type in fiscal 2003, 2004 and 2005:

	Year ended March 31,
	Installed Capacity (1)	Production (Units)
		2003	2004	2005
Jamshedpur
Medium and Heavy Commercial Vehicles	60,000	45,244	58,044	71,023
Construction Equipment	2,000	1,459	1,921	2,455
Pune
Medium and Heavy Commercial Vehicles, Light Commercial Vehicles, Utility Vehicles, Passenger Cars	424,500	168,696	240,832	311,269
Metal Cutting and Grinding Machines and Fixtures	82	82	56	79
Lucknow
Medium and Heavy Commercial Vehicles, Light Commercial Vehicles, Utility Vehicles	30,000	9,519	12,666	18,649
Republic of Korea
Gunsan (2)
Medium & Heavy Commercial Vehicles	20,000	—	46	4,567

(1)	On double shift basis including capacity for manufacture of replacement parts.

(2)	We acquired TDCV on March 30, 2004 and consequently its production did not constitute part of our production prior to that date. TDCV produced 46 vehicles during the two days ended March 31, 2004 subsequent to our acquisition. The production units are for the full year in fiscal 2005.

Properties

We, along with our consolidated subsidiaries, produce vehicles and related components and carry out other businesses through various manufacturing facilities.

In addition to our manufacturing facilities, our properties include sales offices and other sales facilities in major cities, repair service facilities, and research and development facilities.

The following table sets forth information, with respect to our principal facilities, a substantial portion of which are owned by us or our consolidated subsidiaries as on March 31, 2005. The remaining facilities are on leased premises.

Location	Facility or Subsidiary Name	Principal Products or Functions
India

In the State of Maharashtra

Pune (Pimpri, Chinchwad, Chikhali, Maval)	Tata Motors Ltd.	Factory/residential

Pune (Chinchwad)	TAL Manufacturing Solutions Ltd	Factory automation equipment and services

Pune (Pimpri and Hinjawadi)	Tata Technologies Ltd.	Software consultancy and services

Mumbai	Concorde Motors (India) Limited	Automobile sales and service

Pune (Damle Path, Hinjawadi, Bhosari, Chakan and Pirangut)	Tata AutoComp Systems Limited and its Subsidiaries	Auto components and engineering design

In the State of Jharkhand

Jamshedpur	Tata Motors Ltd.	Factory/residential

Jamshedpur	HV Axles Ltd.	Axles for M&HCVs

Jamshedpur	HV Transmissions Ltd.	Transmissions for M&HCVs

Jamshedpur	Telco Construction Equipment Co. Ltd.	Construction equipment

In the State of Uttar Pradesh

Lucknow	Tata Motors Ltd.	Factory

In the State of Karnataka

Dharwad	Telco Construction Equipment Co. Ltd.	Construction equipment

Bangalore	Concorde Motors (India) Ltd.	Automobile sales and service

Rest of India

Chennai, Tamil Nadu

Hyderabad, Andhra Pradesh

Gujarat (Halol, Village Khakharia)	Tata AutoComp Systems Limited and its Subsidiaries	Auto components and engineering design

Chennai & Hyderabad	Concorde Motors (India) Ltd.	Automobile sales and service

Various other properties in India	Tata AutoComp Systems Ltd.	Auto components

Outside India

Singapore	Tata Precision Industries Pte. Ltd. / Tata Engineering Services Pte. Ltd.	Precision equipment and computer and peripherals warehousing

Republic of Korea	Tata Daewoo Commercial Vehicle Co. Ltd.	Factory

Substantially all of our owned properties are subject to mortgages in favor of debenture trustees for the benefit of secured debenture holders and secured lenders. A significant portion of our property, plant and equipment is pledged as collateral securing indebtedness incurred by us. We believe that there are no material environmental issues that may affect our utilization of these assets.

We consider all our principal manufacturing facilities and other significant properties to be in good condition and adequate to meet the needs of our operations.

Item 5.	Operating and Financial Review and Prospects.

You should read the following discussion of our financial condition and results of operations together with our consolidated financial statements prepared in conformity with US GAAP and information included in this annual report. This discussion and analysis contains forward-looking statements that involve risks, uncertainties and assumptions. Our actual results may differ materially from those anticipated in these forward-looking statements as a result of various factors including, but not limited to, those set forth in Item 3.D and elsewhere in this annual report.

A.	Operating Results

Overview

In fiscal 2005, total revenues increased by 42% to Rs.198,387 million compared to Rs.139,695.7 million in fiscal 2004. We recorded net income of Rs.13,256.2 million in fiscal 2005, an increase of 48.9% over Rs.8,899.9 million recorded in fiscal 2004. The business of the Company comprises two broad segments:

•	Automotive operations, and

•	Other operations

Automotive operations

Automotive operations are our most significant segment, accounting for 91.7% and 92.1%, respectively, of our total revenues and 83.2% and 83.1%, respectively, of our operating income for fiscal 2004 and 2005. India is the most significant market for us, accounting for 93% and 91.3% of vehicle unit sales for fiscal 2004 and 2005, respectively.

Our automotive operations business segment includes all activities relating to development, design, manufacture, assembly and sale of medium and heavy commercial vehicles, light commercial vehicles, passenger cars and utility vehicles as well as related parts and accessories. Financing of our products is also included in our automotive business segment as an inherent part of our sales strategy. The profitability of this activity is critically dependent upon interest rate movements in the economy, vehicle demand and collections. Declining interest rates and easy availability of credit in the economy have led to increased competition in this activity from banks (public and private) and non-banking finance companies.

As a result of strong demand for our products, our capacity utilization in India increased from 74.2% in fiscal 2004 to 77.9% in fiscal 2005. However, the capacity utilisation of our total automotive operations, including TDCV operations, was 75.9% for fiscal 2005. TDCV, which we acquired in late March 2004, operated at around 23% capacity utilization during fiscal 2005.

Our vehicle sales (including TDCV) increased 28.6% to 404,106 units in fiscal 2005 compared to 314,288 units in fiscal 2004. In fiscal 2005, our market share in India of all four-wheel vehicles sold in India increased to 26.8% from 25.2% in fiscal 2004. In fiscal 2005, the unit sales growth rate of the Indian automotive industry was 18.5% and we outperformed it by 7.8%. Our overall sales in international markets (including TDCV sales) increased 58.7% to 35,037 units in fiscal 2005. This was driven by a focused entry in to new export markets and also strengthening of our presence in existing markets. Key export markets for our automotive operations were South Africa, West Asia, Europe and South East Asia.

Our revenues from automotive operations increased 42.6% to Rs.182,763.4 million in fiscal 2005 from Rs.128,167.1 million in fiscal 2004, representing 91.7% and 92.1% of total revenue in fiscal 2004 and 2005, respectively. Our focus on improving our international business has resulted in a 149% increase in revenues from international markets for fiscal 2005 to Rs.27,503.7 million from Rs.11,054.5 million. These revenues (primarily vehicles, but also including spare parts and other products) accounted for approximately 7.9% and 13.9% respectively, of our total revenue in fiscal 2004 and 2005. In addition to our automotive revenues, we also derive dividend and other income from strategic and available-for-sale investments which accounted for our residual income and from other operations.

Geographical breakdown

The following table sets forth our revenues from external customers in our different geographical markets:

	Fiscal 2003		Fiscal 2004		Fiscal 2005
Revenues	Rs in million	Percentage	Rs in million	Percentage	Rs in million	Percentage
Within India	90,539.7	94.6%	128,641.2	92.1%	170,883.3	86.1%
Outside India	5,190.8	5.4%	11,054.5	7.9%	27,503.7	13.9%

Total	95,730.5		139,695.7		198,387.0

During fiscal 2005, we recorded a net income of Rs.13,256.2 million, which is 48.9% higher than the net income of Rs.8,899.9 million achieved in fiscal 2004. Economies of scale from increased production volumes, together with stringent cost controls and increased productivity through value engineering have contributed toward increased productivity.

Our gross margin in fiscal 2005 decreased to 20.9% from compared to 22.6% in fiscal 2004 due to significant increase in raw material costs, particularly steel, engineering plastics and rubber, which was partly offset by increase in our vehicle sale price.

Other Operations

Our revenues from other operations were Rs.15,623.6 million during fiscal 2005 compared to Rs.11,528.6 million for fiscal 2004, respectively, representing 8.3% and 7.9% of our total revenues in fiscal 2004 and 2005, respectively.

Our other operations business segment is primarily comprised of activities relating to production, designing and selling of automotive components, construction equipment, engineering solutions and software operations. The automotive component business, which is the major business component of our other operations business segment, pertains to both captive and non-captive markets. Our subsidiaries HV Axles Ltd. and HV Transmissions Ltd., which are in the truck aggregates business, derive their revenues primarily from our vehicle business. Our subsidiary Tata AutoComp Systems Ltd. promotes joint ventures that supply auto components to our vehicle business and others in the automotive market both in India and overseas through their joint venture partners.

Significant Factors Influencing Our Results of Operations

Our results of operations are dependent on a number of factors, including:

•	General economic conditions: We, similar to the rest of the domestic automotive industry, are substantially affected by general economic conditions in India. Economic conditions have improved since fiscal 2002, which has led to our strong growth in fiscal 2003, 2004 and 2005. See “Item 3.D — Risk Factors — Risks Associated with Our Business — General economic conditions could significantly adversely affect our sales and results of operations”;

•	Interest rates and availability of credit for vehicle purchases: Interest rates have steadily declined since the beginning of fiscal 2001 and credit finance for vehicle purchases has since become more widely available. For further discussion of our credit support programs, see “Item 4.B —Business Overview — Sales and Distribution of Vehicles”;

•	Excise duty and sales tax rates: For a detailed discussion regarding tax rates applicable to us, please see Item 4.B — Business Overview — Regulation — Excise Duty and Sales Tax”; and

•	Our competitive position in the market: For a detailed discussion regarding our competitive position, see “Item 4.B — Business Overview — Competition”.

•	Our results of operations are also dependent on the cyclicality in demand in the automotive market, new government regulations, and, to a limited extent, to fluctuations in foreign currency rates.

•	There has been a greater emphasis by the government on the emission and safety norms for the automobile industry. Compliance with these norms will have a significant bearing on the costs and product life cycles in the Indian automotive industry. For further details with respect to these regulations, please see “Item 4. B. — Environmental Regulations and Initiatives.”

•	We are sensitive to fluctuations in foreign currency rates with respect to our import and export activities. Our consolidated financial statements are affected by foreign currency exchange fluctuations through both translation risk and transaction risk. Changes in foreign currency exchange rates may positively or negatively affect our revenues, results of operations and net income.

•	To the extent that our financial statements for a particular period will be affected by changes in the prevailing exchange rates at the end of the period, such fluctuations may have a substantial impact on comparisons with prior periods. However, the translation effect is a reporting consideration and does not impact our underlying results of operations. We do not hedge against our translation risk.

•	Transaction risk is the risk that the currency structure of our costs and liabilities will deviate from the currency structure of sales proceeds and assets. Transaction risk relates primarily to sales proceeds from our automotive business segment exports sales produced in India. Because our exports sales are a small proportion of overall sales volumes, this risk is limited for us. However, we enter into commercial borrowings and other hedging instruments to address some of these transaction risks. These instruments enable us to reduce, but not eliminate, the impact of fluctuations in foreign currency rates. Please see “Item 11. Quantitative and Qualitative Disclosures About Market Risk” for further detail.

Results of Operations

The Indian automotive industry is substantially driven by general economic conditions in India. Fiscal 2003 witnessed the revival of favorable economic conditions in India, a trend which continued in fiscal 2004. Despite the political uncertainty in the initial part of fiscal 2005 due to a change in the Indian government, economic conditions remained largely favorable in fiscal 2005. Also, despite a slight rise in fiscal 2005, interest rates remained low. Sales of automotive vehicles in India in fiscal 2005 were 1,379,728 units compared to 1,162,210 units sold in fiscal 2004.

Tata Motors sold 404,106 vehicles (including 4,540 units of TDCV sales) in fiscal 2005 compared to 314,288 units (including 29 units sold by TDCV representing two days of sale following our acquisition) in fiscal 2004, representing an increase of 28.6% during fiscal 2005 compared to fiscal 2004. Our domestic market share in India improved to 26.8% in fiscal 2005 compared to 25.2% in fiscal 2004. This growth is largely attributable to the launch of new models and intensive marketing efforts. We continued to enjoy market share gains across all of our product lines in fiscal 2005.

Our strategy of consolidating our presence in existing markets and penetrating new markets with strong market potential has resulted in significant increase in vehicle unit sales in our international markets. As a result, sales outside India increased to 8.7% of our total unit sales in fiscal 2005 compared to 7.0% in fiscal 2004. We expect that with the availability of low-cost qualified engineering skills and a large domestic market, India has the potential to emerge as a global manufacturing base for niche automotive products. This trend is already visible in the increasing exports of auto components out of India. With a large product range, a significant market position and high engineering capabilities, we expect to benefit from this trend.

The company acquired a 21% equity stake in the Spanish bus body building company, Hispano Carrocera, S.A., on March 16, 2005. We expect this acquisition to enhance our design and development capabilities for manufacturing bus bodies and to provide greater access to international markets. We paid 12 million euros in equity, debt and technology rights that was financed through cash generated from operations.

The following table sets forth selected items from our consolidated statements of operations for the periods indicated and shows these items as a percentage of net revenues.

	Percentage of Total Revenues			Percentage Change
	Fiscal 2003	Fiscal 2004	Fiscal 2005	2003 to 2004	2004 to 2005
Total Revenues	100.0%	100.0%	100.0%	45.9	42.0
Cost of sales	77.3	77.4	79.1	46.1	45.1
Gross Margin	22.7	22.6	20.9	45.4	31.5
Selling, general and administrative expenses	13.6	10.9	10.2	17.1	31.9
Research and development expenses	1.6	0.9	1.3	(16.5)	97.5
Total operating expenses	15.3	12.1	11.4	16.0	33.9
Operating income	7.4	10.4	9.5	106.0	28.8
Non-operating income	1.3	1.3	0.9	45.1	2.7
Interest income	0.4	0.3	0.4	(15.2)	117.8
Interest expense	(4.3)	(1.9)	(1.5)	(34.4)	11.5
Total non-operating expense	(2.6)	(0.4)	(0.2)	(77.1)	(27.0)
Income before tax	4.8	10.0	9.3	203.3	31.0
Income tax benefit (expense)	(2.0)	(3.8)	(2.6)	178.8	(3.1)
Net income	2.9	6.4	6.7	221.4	48.9

The following table sets forth selected data regarding our automotive operations for the periods indicated and the percentage change from period to period.

				Percentage Change
	Fiscal 2003	Fiscal 2004	Fiscal 2005	2003 to 2004	2004 to 2005
Total Revenues (Rs. Millions)	89,673.9	128,167.1	182,763.4	42.9	42.6
Net Income (Rs. Millions)	2,507.1	7,548.9	11,794.0	201.1	56.2
Net margin (%)	2.8	5.9	6.5
India (Unit Sales)	210,050	292,213	369,069	39.1	26.3
Outside India (Unit Sales)	9,809	22,075	35,037	125.0	58.7
Market Share in India (%)	23.4	25.2	26.8

The following table sets forth selected data regarding our other operations for the periods indicated and the percentage change from period to period.

				Percentage Change
	Fiscal 2003	Fiscal 2004	Fiscal 2005	2003 to 2004	2004 to 2005
Total Revenues (Rs. Millions)	6,056.6	11,528.6	15,623.6	90.3	35.5
Net Income (Rs. Millions)	91.2	805.5	1,181.9	783.2	46.7
Net margin (%)	1.5	7.0	7.6

Fiscal 2005 Compared to Fiscal 2004

Revenues

Our total consolidated revenues increased to Rs.198,387.0 million in fiscal 2005 from Rs.139,695.7 million for fiscal 2004, an increase of Rs.58,691.3 million, or 42%. This increase principally reflects the impact of a 28.6% increase in vehicle unit sales from 314,288 units (including 29 vehicles sold by TDCV subsequent to our acquisition in late March 2004, representing two days of sales) to 404,106 (including TDCV units), increased financing revenue and improved operations of our consolidated subsidiaries, particularly Telco Construction Equipment Company Ltd., whose revenues grew 27.4% in fiscal 2005 over that in fiscal 2004.

Revenues for fiscal 2005 increased by 32.8% to Rs.170,883.3 million in India from Rs.128,641.2 million in fiscal 2004 and 148.8% to Rs.27,503.7 million in 2005 from Rs.11,054.5 million in all other markets, compared to fiscal 2004.

The following is a discussion of our revenues for each of our business segments.

Automotive Operations

Automotive operations generate the largest portion of our revenues. Revenues from this segment increased by Rs.54,596.3 million, or 42.6%, to Rs.182,763.4 million in fiscal 2005 compared to fiscal 2004. This increase was primarily due to the:

•	26.3% increase in domestic vehicle unit sales in India

•	38.3 % increase in international sales of vehicles manufactured in India

•	14.7% increase in automotive financing revenues to Rs.1,608.6 million

•	Rs.11.8 billion revenues reported by TDCV for the full fiscal year 2005 compared to Rs.62.9 million in fiscal 2004 which represented only 2 days of revenue, following the acquisition on March 30, 2004.

Domestic sales were driven by road infrastructure development, a low interest rate environment, the introduction of new products and replacement demand. In addition to benefiting from these general market conditions, we also enjoyed market share gains across our product lines. International sales were boosted by consolidating our presence in key existing markets and by making successful entries into new international markets. An increase in automotive financing revenues resulted from our increased focus on this activity.

Other Operations

Revenues from our other operations increased by Rs.4,095.0 million, or 35.5%, to Rs.15,623.6 million in fiscal 2005 compared to fiscal 2004 on account of increases in revenues of certain significant subsidiaries. In fiscal 2005, revenues of Telco Construction Equipment Company Limited increased by 27.4%.

Cost of Sales and Operating Expenses

Cost of Sales and Operating expenses increased by Rs.54,490.7 million, or 43.6%, to Rs.179,595.5 million during fiscal 2005 compared to fiscal 2004.

Cost of sales increased by 45.1% to Rs.156,906.7 million in fiscal 2005, from Rs.108,159.6 million in fiscal 2004. The increase reflects primarily the combined impact of increased vehicle unit sales and an increase in input prices, particularly for steel, rubber and engineering plastics, partially offset by the impact of continued cost cutting efforts. Cost of sales as a percentage of total revenues increased to 79.1% in fiscal 2005 compared to 77.4% in fiscal 2004, resulting in a gross margin decrease from 22.6% in fiscal 2004 to 20.9% in fiscal 2005.

Selling, general and administrative expenses increased by Rs.4,868 million to Rs.20,144.9 million in fiscal 2005, compared to Rs.15,276.9 million in fiscal 2004. The main component of the increase was outward shipping expenses, which increased by Rs.1,440 million to Rs.4,192.7 million in fiscal 2005 as a result of the increase in unit sales. Selling, general and administrative expenses as a percentage of total revenues decreased to 10.2% during fiscal 2005 from 10.9% during fiscal 2004.

Research and development expenses increased by 97.5% during fiscal 2005 to Rs.2,532.4 million from Rs.1,282.0 million in fiscal 2004, as a result of design and development costs of new vehicle models. Research and development expenses as a percentage of total revenues increased to 1.3% in fiscal 2005 from 0.9% in fiscal 2004.

We incurred employee separation expenses of Rs.11.5 million, representing the amount paid to employees who, in fiscal 2005, opted for the Employee Separation Scheme introduced in fiscal 2004.

Operating Income

Our consolidated operating income increased by Rs.4,200.6 million to Rs.18,791.5 million in fiscal 2005 compared with operating income of Rs.14,590.9 million in fiscal 2004.

Operating income from our automotive operations increased by Rs.3,470.2 million to Rs.15,612.3 million in fiscal 2005 compared to operating income of Rs.12,142.1 million in fiscal 2004.

Operating income from our other operations increased by Rs.762.5 million to Rs.2,366.0 million in fiscal 2005 from Rs.1,603.5 million in fiscal 2004. This increase was primarily due to an improvement in the revenues and profitability of our subsidiaries engaged in manufacture and sale of construction equipment aided largely by the improved performance of the automotive industry in India and also growth in industrial and infrastructure activity in India.

Other Income and Expenses

Total net non-operating expenses decreased by 27% from Rs.561.5 million in fiscal 2004 to Rs.410.1 million in fiscal 2005, primarily due to an increase in non-operating income and interest income, partially offset by a 11.5% increase in interest expense during fiscal 2005.

During fiscal 2005, interest income increased by 117.8% to Rs.761.6 million from Rs.349.6 million in fiscal 2004, due to a significant increase in deposits as a result of our issuance of Foreign Currency Convertible Notes.

Interest expense increased by 11.5% from Rs.2,684.3 million in fiscal 2004 to Rs.2,993.3 million in fiscal 2005, primarily due to an increase in long term debt. This increase was partially offset by a decline in our weighted average interest rate on short-term debt from 5.87% in fiscal 2004 to 3.62% in fiscal 2005 and on long-term debt from 7.35% in fiscal 2004 to 4.18% in fiscal 2005.

Non-operating revenue increased marginally by 2.7% from Rs.1,773.2 million in fiscal 2004 to Rs.1,821.6 million in fiscal 2005, primarily due to income from investment, decrease in premium incurred on prepayment of long term debt and a gain on sale of an investment in an affiliate, partially offset by foreign exchange losses.

Income Taxes

Despite the increase in ‘Income before income tax’, income tax expense decreased to Rs.5,099.9 in fiscal 2005 from Rs.5,264.0 million in fiscal 2004 resulting in decrease in our effective tax rate from 37.5% in fiscal 2004 to 27.7% in fiscal 2005. This was primarily as a result of the permanent tax benefits accruing to us on account of research and development expenses, credit upon restructuring of a subsidiary, and a decrease in long term capital gains tax on investments in equity securities. We were required to pay a Minimum Alternate Tax on our book profits in fiscal 2004. However, we were not subject to the Minimum Alternate Tax during fiscal 2005.

Minority Interest in Consolidated Subsidiaries and Equity in Earnings of Affiliates

Share of minority interest in profits of consolidated subsidiaries was Rs.365.7 million in fiscal 2005, compared to Rs.228.9 million in fiscal 2004. This change was due to the significant improvement in the performance of our construction equipment subsidiary, Telco Construction Equipment Company Limited and subsidiaries of Tata AutoComp Systems Limited.

Equity in earnings of affiliates was Rs.340.4 million in fiscal 2005, compared to Rs.363.4 million in fiscal 2004 . This change was primarily due to decline in the profits of Tata Yazaki Autocomp Limited and Knorr Bremse Systems for Commercial Vehicles India Private Limited, affiliates of Tata AutoComp Systems Limited. This was partially offset by increase in profit of Tata Cummins Ltd.

Net Income

Our consolidated net income for fiscal 2005 was Rs.13,256.2 million compared to Rs.8,899.9 million in fiscal 2004 . The increase was the result of:

•	A 28.6% increase in vehicle unit sales

•	Continued cost reduction which was partially offset by an increase in input commodity prices. During fiscal 2005, there was a substantial increase in commodity prices, especially steel, engineering plastics and rubber, due to global demand factors. Consequently, our raw material cost as a proportion of our total revenues increased to 64.2% in fiscal 2005 from 60.1% in fiscal 2004. The other elements of cost of sales as a proportion of our total revenues reduced to 14.8% in fiscal 2005 from 17.3% in fiscal 2004.

•	Our operating income as a percentage to total revenue declined to 9.5% in fiscal 2005 from 10.4% in fiscal 2004. The operating income of our automotive operations increased 28.6% during fiscal 2005 to Rs.15,612.3 million, while operating income of our other operations increased by 47.6% to Rs.2,366 million in fiscal 2005.

•	The net income as a percentage of total revenues for fiscal 2005 was 6.7% as against 6.4% in fiscal 2004.

Fiscal, 2004 Compared to Fiscal 2003

Revenues

Our total consolidated revenues increased to Rs.139,695.7 million for fiscal 2004, an increase of Rs.43,965.2 million, or 45.9%, compared to total consolidated revenues of Rs.95,730.5 for fiscal 2003. This increase principally reflects the impact of a 42.9% increase in vehicle unit sales from 219,859 units to 314,288 units (including 29 vehicles sold by TDCV subsequent to our acquisition on March 30, 2004), increased financing revenue and improved operations of our consolidated subsidiaries involved in the businesses of construction equipment and auto components.

Revenues for fiscal 2004 increased by 42.1% to Rs.128,641.2 million in India and 113% to Rs.11,054.5 million in all other markets, compared to fiscal 2003.

The following is a discussion of our revenues for each of our business segments.

Automotive Operations

Revenues from the automotive segment increased by Rs.38,493.2 million, or 42.9%, to Rs.128,167.1 million in fiscal 2004 compared to fiscal 2003. This increase was primarily due to the:

•	39.1% increase in domestic vehicle unit sales in India

•	124.8% increase in international sales of vehicles manufactured in India

•	43.6% increase in automotive financing revenues to Rs.1,402.3 million

Domestic sales were driven by road infrastructure development, a low interest rate environment and replacement demand. In addition to benefiting from these general market conditions, we also enjoyed market share gains across our product line. International sales benefited from focused marketing efforts in our traditional international markets and entry into new markets. Increases in automotive financing revenues resulted from our increased focus on this activity.

Other Operations

Revenues from our other operations increased by Rs.5,472 million, or 90.3%, to Rs.11,528.6 million in fiscal 2004 compared to fiscal 2003. This increase resulted from the impact of increased revenue from all operations in this segment except that of TAL Manufacturing Solutions Ltd., which operates in the Indian capital goods industry and which is facing increasing competitive pressure from the reduction of import duties.

Cost of Sales and Operating Expenses

Cost of Sales and operating expenses increased by Rs.36,456.6 million, or 41.1%, to Rs.125,104.8 million during fiscal 2004 compared to fiscal 2003.

Cost of sales increased by 46.1% to Rs.108,159.6 million in fiscal 2004, from Rs.74,038.5 million in fiscal 2003. The increase reflects primarily the combined impact of increased vehicle unit sales and an increase in input prices, partially offset by the impact of continued cost cutting efforts. Cost of sales as a percentage of total revenues increased to 77.4% in fiscal 2004, compared to 77.3% in fiscal 2003, resulting in a gross margin decrease from 22.7% for fiscal 2003 to 22.6% in fiscal 2004.

Selling, general and administrative expenses increased by Rs.2,236 million to Rs.15,276.9 million in fiscal 2004, compared to Rs.13,040.9 million in fiscal 2003. The largest component of the increase was outward shipping expenses, which increased by Rs.821 million to Rs.2,752.7 million in fiscal 2004 as a result of the increase in unit sales. Selling, general and administrative expenses as a percentage of total revenues decreased to 10.9% during fiscal 2004 from 13.6% during fiscal 2003.

Research and development expenses decreased by 16.5% from Rs.1,536.2 million in fiscal 2003 to Rs.1,282 million in fiscal 2004. However this is not reflective of our research and development objectives and we continue to remain committed to a research and development program that will enable us achieve our strategy of becoming a global automotive player.

In fiscal 2004 an Employee Separation Scheme, or ESS, for the rationalization of our workforce was reintroduced. As a result, we incurred expense for lump-sum payments and pensions paid to 542 employees who submitted to the ESS, resulting in compensation expenses of Rs.386.3 million for fiscal 2004, compared to Rs.32.6 million in respect of 87 employees who submitted to the ESS for fiscal 2003.

Operating Income

Our consolidated operating income increased by Rs.7,508.6 million to Rs.14,590.9 million in fiscal 2004 compared with operating income of Rs.7082.3 million in fiscal 2003.

Operating income from our automotive operations increased by Rs.6,306.5 million to Rs.12,142.1 million in fiscal 2004 compared to operating income of Rs.5,835.6 million in fiscal 2003.

Operating income from our other operations increased by Rs.858.1 million to Rs.1,603.5 million in fiscal 2004 from Rs.745.4 million in fiscal 2003. This increase was primarily due to general profitability improvements in the operations of our consolidated subsidiaries aided largely by the improved economic situation in India.

Other Income and Expenses

Total net non-operating expenses decreased by 77.1% from Rs.2,456 million in fiscal 2003 to Rs.561.5 million in fiscal 2004, primarily due to a significant decrease in interest expense and an increase in non-operating income.

Interest income declined by 15.2% to Rs.349.6 million in fiscal 2004 compared to Rs.412.4 million in fiscal 2003 due to decline in the interest rates on our term deposits in fiscal 2004 partially offset by an increase in term deposits in fiscal 2004.

Interest expense decreased by 34.4% from Rs.4,090.4 million in fiscal 2003 to Rs.2,684.3 million in fiscal 2004, primarily due to access to low-cost international debt, repayment of higher interest-bearing long-term loans as well as a general decline in interest rates. Our weighted average interest rate on short-term debt declined to 5.87% in fiscal 2004 from 9.76% in fiscal 2003. Similarly, our weighted average interest rate on long-term debt declined to 7.35% in fiscal 2004 from 11.16% in fiscal 2003.

Non-operating revenue increased by 45.1% from Rs.1,222 million in fiscal 2003 to Rs.1,773.2 million in fiscal 2004, primarily due to higher income from investments and higher exchange gains, partially offset by premium on prepayment of long term debt.

Income Taxes

Income tax expense increased to Rs.5,264 million in fiscal 2004, compared to Rs.1,888.4 million in fiscal 2003. This change was primarily a result of the substantial increase in income before income taxes. The effective tax rate for fiscal 2004 decreased to 37.5% from 40.8% for fiscal 2003. As we were required to pay a Minimum Alternate Tax on our book profits, which cannot be carried forward and set- off against future tax liability, our effective tax rate was higher than the applicable marginal tax rate of 35.875% in fiscal 2004.

Minority Interest in Consolidated Subsidiaries and Equity in Earnings of Affiliates

Share of minority interest in profits of consolidated subsidiaries was Rs.228.9 million in fiscal 2004 compared to share in profits of Rs.14.7 million in fiscal 2003. This change was due to the improved performance of the majority of our consolidated subsidiaries.

Equity in earnings of affiliates amounted to Rs.363.4 million in fiscal 2004 compared with Rs.46.1 million in fiscal 2003. This change was primarily due to the improved performance of our affiliates Tata Cummins Ltd., Nita Co. Ltd. and Tata Holset Ltd.

Net Income

Our consolidated net income was Rs.8,899.9 million in fiscal 2004, compared to a net income of Rs.2,769.3 million in fiscal 2003. The increase was the result of:

•	Increased operational economies due to a 42.9% increase in vehicle unit sales.

•	Continued cost reduction partially offset by an increase in input commodity prices. Due to the substantial increase in commodity prices during fiscal 2004 due to global demand factors, our raw material cost as a proportion of our total revenues increased to 60.1% in fiscal 2004 from 59.6% in fiscal 2003. However, we were able to bring down the other elements of cost of sales as a proportion of our total revenues from 17.7% in fiscal 2003 to 17.3% in fiscal 2004.

•	Our operating margin increased to 10.4% in fiscal 2004 compared to 7.4% in fiscal 2003. The operating income of our automotive operations increased 108.1% to Rs.12,142.1 million while operating income of our other operations increased by 115.1% to Rs.1,603.5 million in fiscal 2004.

•	34.4% reduction in interest cost from Rs.4,090.4 million in fiscal 2003 to Rs.2,684.3 million in fiscal 2004.

•	45.1% increase in non-operating revenue to Rs.1,773.2 million in fiscal 2004 as compared to Rs.1,222.0 million in fiscal 2003.

Critical Accounting Policies

The preparation of our consolidated financial statements in conformity with US GAAP requires us to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. On an ongoing basis, we evaluate and reevaluate our estimates, which are based on historical experience, industry standards, economic conditions and various other assumptions that we believe are reasonable based on currently available information. The results of these evaluations and reevaluations form the basis for our judgments about the carrying values of our assets and liabilities and the reported amounts of our revenues and expenses that are not readily apparent from other sources. Actual results may differ from these estimates, and these estimates could differ under different assumptions. We believe the following accounting policies are important to our financial condition and results and require the most significant management judgments and estimates.

Property, plant and equipment

Property, plant and equipment is stated at cost of acquisition or construction less accumulated depreciation. Cost includes the purchase price, taxes and duties, labor cost and direct overheads for self constructed assets, interest cost during the construction period and other direct costs incurred up to the date the asset is available for use.

Depreciation is charged on a straight line basis over the useful lives of the assets.

We review our estimated useful lives on an ongoing basis to ensure that they are appropriate. We test our long-lived assets for impairment using undiscounted cash flows whenever events or circumstances arise that may indicate impairment. If a long lived asset is impaired, it is written down to its estimated fair value. Any assets which relate to discontinued or obsolete vehicle models are written off.

Product Warranty

Vehicle warranties are provided for a specified period of time. Our vehicle warranty obligations vary depending upon the type of the product, geographical location of its sale and other factors.

The estimated liability for vehicle warranties is recorded at the time products are sold. These estimates are established using historical information on the nature, frequency, and average cost of warranty claims and our estimates regarding possible future incidence based on actions on product failures.

Changes in warranty liability as a result of changes in estimated future warranty costs and any additional costs in excess of estimated costs can materially affect our net income. Determination of warranty liability is based on the estimated frequency and amount of future claims, which are inherently uncertain. Our policy is to continuously monitor warranty liabilities to determine the adequacy of our estimate of such liabilities. Actual claims incurred in the future may differ from our original estimates, which may materially affect warranty expense.

Employee Benefits

Employee benefit costs and obligations are dependent on assumptions used in calculating such amounts. These assumptions include discount rates, health care cost trend rates, benefits earned, interest cost, expected return on plan assets, mortality rates and other factors.

While we believe that the assumptions used are appropriate, differences in actual experience or changes in assumptions may affect our employee benefit costs and obligations.

Finance Receivables, deferred origination costs and allowance for credit losses

We finance vehicle sales with hire purchase and loan financing provided to our customers. Finance receivables that we have the intent and ability to hold for the foreseeable future or until maturity or payoff, are reported at their outstanding unpaid principal balance reduced by a valuation allowance and net of any deferred origination costs.

Origination fees and certain direct origination costs are deferred and amortized as an adjustment to the yield of the related finance receivable.

We recognize specific and unallocated allowance for credit losses for finance receivables, based on our best estimate of losses inherent in the finance receivable portfolio.

B.	Liquidity and Capital Resources

We finance our capital requirements by cash from operations, short and long-term debt, capital market borrowings and sale of investments. We believe that we have sufficient resources available to us to meet our planned capital requirements. However, our sources of funding could be adversely affected by an economic slowdown or other macro economic factors in India, which is beyond our control, and therefore a decrease in the demand for our products and services could lead to an inability to obtain funds from external sources on acceptable terms or in a timely manner, or at all.

Cash Flow Data

The following table sets forth selected items from our consolidated statements of cash flows for the periods indicated and shows the percentage change between periods.

	Fiscal			Percentage Change
	2003	2004	2005	2003 to 2004	2004 to 2005
	(Rs. Millions)
Net Cash provided by Operating Activities:	15,360.6	27,127.6	22,806.4	76.6%	(15.9%)
Net Income	2,769.3	8,899.9	13,256.2
Adjustments	5,262.2	7,856.5	5,276.0
Changes in Operating Assets and Liabilities	7,329.1	10,371.2	4,274.2

Net Cash used in Investing Activities	5,500.6	24,971.4	34,585.9	354%	38.5%
Net Purchases of Tangible and Intangible Assets	2,228.7	2,441.1	8,027.1
Net Purchases of Investments	294.8	18,274.5	15,703.6
Acquisition of Subsidiaries, Net of Cash Acquired	88.2	1,181.5	186.6
Change in Finance Receivables (net of proceeds from sale)	2,933.6	3,155.2	10,946.2
Others	(44.7)	(80.9)	(277.6)

Net Cash (provided) / used in Financing Activities	10,414.1	(2,157.9)	(9,987.4)	n/a	363%
Equity Issuance	(0.9)	(2,304.9)	(1,495.3)
Dividends Paid (including to minority shareholders of subsidiaries)	—	3,034.5	1,772.5
Net Debt Repayments/ (Borrowings)	10,415.0	(2,887.5)	(10,264.6)

Net cash provided by operating activities was Rs.15,360.6 million, Rs.27,127.6 million and Rs.22,806.4 million in fiscal 2003, 2004 and 2005, respectively. An increase during fiscal 2005 on account of our automotive operations and increase in acceptances which was offset by increase in accounts receivable and inventories. Our accounts receivable declined by Rs.1,155.1 million and Rs.2,646.0 million in fiscal 2003 and 2004, respectively, and increased by Rs.1,720.1 million in fiscal 2005. Increased sales volumes and pressure due to a steel price increase resulted in a significant increase in inventory levels, although we have maintained our inventory at 34 days of gross sales in fiscal 2004 and 2005, respectively. Acceptances increased to Rs. 28,939.5 million in fiscal 2005 from Rs. 16,636.6 million in fiscal 2004.

Net cash used in investing activities was Rs.5,500.6 million, Rs.24,971.4 million and Rs.34,585.9 million in fiscal 2003, 2004 and 2005, respectively. The increase in investments during fiscal 2005 over fiscal 2004 was mainly on account of deployment of surplus cash in short term deposits, loans to affiliates and loans to Tata Finance Ltd, increase in capital expenditure, increase in finance receivables and partially offset by sale and purchase of available for sale investments. The increase during fiscal 2004 compared to fiscal 2003 was primarily due to increases in our investments, as we deployed excess cash in liquid investments and finance receivables. A cash surplus and higher returns on the vehicle loan portfolio as compared to returns on investments in marketable securities led to a decision to reduce resulted in lower securitization of the receivables portfolio during fiscal 2004.

Cash outflow on account of total capital expenditures for property, plant and equipment were Rs.2,874.4 million, Rs.2,643 million and Rs.7,736.5 million in fiscal 2003, 2004 and 2005, respectively. The increases resulted primarily from a capacity expansion of passenger car manufacturing facilities from 150,000 units in fiscal 2004 to 225,000 units during fiscal 2005.

While Rs.10,414.1 million was the net cash used in financing activities in fiscal 2003, there was a net cash inflow from financing activities of Rs.2,157.9 million and Rs.9,987.4 million during fiscals 2004 and 2005, respectively. For fiscal 2005, the net inflow from financing activities resulted primarily from proceeds of the Foreign Currency Convertible Notes issued in April 2004, partially offset by repayment of short term and long term debt.

Balance Sheet Data

Our total assets were Rs.113,875.4 million and Rs.159,149.7 million as of March 31, 2004 and 2005, respectively. The increase in fiscal 2005 was primarily due to increases in investments, finance receivables, short-term bank deposits and property, plant and equipment. Inventory and receivables also increased during fiscal 2005, due to higher sales volumes and an increase in raw material and component inventory levels resulting from steel price increases.

Our shareholders’ equity was Rs.37,377.6 million and Rs.56,409.2 million as of March 31, 2004 and 2005, respectively. The increase during fiscal 2005 was primarily due to the exercise of outstanding warrants and conversion of outstanding convertible debt securities, retained earnings and unrealized gain on available-for-sale investments of Rs.5,764.7 million, partially offset by dividends paid of Rs.1,619 million. Share capital increased from Rs.3,530 million to Rs.3,617.9 million and additional paid-in-capital increased from Rs.26,872.3 million to Rs.28,143.3 million.

As of March 31, 2005, we had cash and cash equivalents of Rs.4,873.3 million held primarily in Indian rupees, short-term bank deposits of Rs.15,731.2 million and investments available-for-sale of Rs.26,178.7 million. In comparison, as of March 31, 2004, we had cash and cash equivalents of Rs.6,511.1 million, short-term bank deposits of Rs.2,727.7 million and available-for-sale investments of Rs.24,150.3 million.

Gross accounts receivables increased 16.2% during fiscal 2005 by Rs.1,537.6 million to Rs.11,018.9 million as of March 31, 2005, primarily due to higher sales, partially offset by a reduction in collection time.

Inventories increased during fiscal 2005 by Rs.6,209.9 million to Rs.21,353.6 million as of March 31, 2005, primarily reflecting the impact of increased unit production and sales volumes. Increase in the prices of steel, engineering plastics and rubber resulted in a significant increase in the raw material and component inventory levels. However, as a result of inventory management and controls, we maintained inventory at 34 days in fiscal 2005, unchanged from fiscal 2004.

Gross finance receivables (excluding non-current receivables) increased during fiscal 2005 by Rs.5041.2 million to Rs.8215.6 million as of March 31, 2005. This increase was primarily due to a significant increase in vehicle financing driven by increased unit sales.

Our investment portfolio increased by Rs.3,384.7 million during fiscal 2005 to Rs.30,437 million as of March 31, 2005. The increase was primarily due to investments in bonds, investment in preference shares of Tata Finance Limited and unrealized gain on our available-for-sale investments in equity shares partially offset by decrease in investments in mutual funds.

Capital Expenditure

We have invested approximately Rs.14,400 million over the last three fiscal years to fund our planned capital expenditure and our program for the modernization of our production facilities. Capital expenditure aggregated to Rs.2,650.6 million, Rs.2,659.3 million and Rs.9,162.5 million in fiscals 2003, 2004 and 2005, respectively. Our capital expenditures during the past three years have related mostly to a capacity expansion of passenger cars facilities, the introduction of new products, quality and reliability improvements aimed at operating cost reductions.

We will continue to invest in our business units and research and development over the next several years, including committed capital expenditures for our ongoing projects, new projects, product development programs, mergers, acquisitions and strategic alliances. In particular, we have been implementing a program to build and expand our presence in the passenger vehicle market and to expand and enhance our leading position in the Indian commercial vehicle market, both by improving our existing product range and developing new products and platforms. As part of our future growth strategy, we have a capital expenditure plan as of March 31, 2005 aggregating approximately Rs.42,600 million for fiscal 2006 and 2007. Future capital expenditure is expected to focus on the introduction of new products, enhancement of plant capacity, modernization of existing plant, property and equipment, improvement of plant productivity, quality and reliability of our products. These expenditures are expected to be funded through cash generated from operations, existing investible surplus in the form of cash and cash equivalents, mutual funds and other external financing sources.

Liabilities and Sources of Financing

We fund our short-term working capital requirements with cash generated from operations, overdraft facilities with banks, short and medium term borrowings from lending institutions and issuance of medium term debentures. The maturities of these short and medium term borrowings and debentures are generally matched to particular cash flow requirements. We had short term borrowings (including the current portion of long-term debt) of Rs.7,758.9 million and Rs.2,866.5 million as of March 31, 2004 and 2005, respectively. We had unused short-term credit facilities of Rs.11,486.4 million and Rs.12,270 million as of March 31, 2004 and 2005, respectively.

In fiscal 2004, we had taken a loan of US$50 million from the International Finance Corporation, the repayment of which is required to be made in installments beginning April 2008 until April 2011.

We also repaid a loan of US$42.51 million from the State Bank of India in foreign currency denominated funds during fiscal 2005.

In July 2003, we raised US$100 million through an offering of 1% convertible notes, due in 2008. The notes are convertible into ordinary shares or global depositary shares at a price of Rs.250.745 (US$5.43) per ordinary share. The notes are subject to redemption at our option any time after July 31, 2006. US$10.56 million of these notes were outstanding as on March 31, 2005.

On April 27, 2004, we raised US$400 million through a two-tranche offering of zero coupon and 1% convertible notes due in 2009 and 2011, respectively. The US$100 million zero coupon notes, due in 2009, are convertible into ordinary shares or global depositary shares at a price of Rs.573.106 (US$13.069) per share, subject to adjustment, from and including June 7, 2004 and are subject to redemption at our option any time on or after April 27, 2005. The US$300 million 1% notes, due in 2011, are convertible into ordinary shares or depositary shares at a price of Rs.780.400 (US$17.797) per share, subject to adjustment, from and including June 7, 2004. We expect to use these and any other funds to be raised in the future to meet capital expenditure requirements for product development programs and for funding any mergers, acquisitions or strategic alliances, subject to applicable Indian laws.

Our ability to incur additional debt in the future is subject to a variety of uncertainties including, among other things, the amount of capital that other Indian entities may seek to raise in the domestic and foreign capital markets, economic and other conditions in India that may affect investor demand for our securities and those of other Indian entities, the liquidity of Indian capital markets and our financial condition and results of operations.

The following table sets forth our short-term and long-term debt position:

	Fiscal 2004	Fiscal 2005
	(Rs. millions)
Total short-term debt	4,941.0	1,758.0
Total current portion of long-term debt	2,817.9	1,108.5
Long-term debt net of current portion	10,804.1	25,632.7

Total Debt	18,563.0	28,499.2

During fiscal 2004 and 2005 the effective weighted average interest rate on our long-term debt was 7.35% and 4.18% per annum, respectively.

As of March 31, 2005, approximately 8.8% of our long-term debt was denominated in rupees and the balance was denominated in dollars and other non-rupee currencies. During fiscal 2005, we were able to significantly reduce our effective cost of borrowing by securing foreign currency loans at favorable rates. During fiscal 2005, we repaid Rs.5,508.8 million of our outstanding debts.

The following table sets forth a summary of the maturity profile for our outstanding long-term debt obligations as of March 31, 2005.

Repayments Due by Period	Rs. Millions
Within 1 year	1,108.5
After one and upto two years	1,173.5
After two and upto five years	10,131.7
After five and upto ten years	14,327.5

Total	26,741.2

Some of the long-term debt agreements contain financial covenants that require us to satisfy and/or maintain financial tests and ratios on a non-consolidated basis under Indian GAAP, including minimum tangible net worth, restrictions on the ratio of total liability to tangible net worth and certain cash flow ratios, among others. The terms of certain of our long-term debt agreements require us to obtain prior consent for certain specified actions including amendment of our charter documents and for creation of any lien on our properties other than for specified purposes.

As a result of our increase in our long term debt during fiscal 2005 as compared to fiscal 2004, because of the issue of Foreign Currency Convertible Notes, the ratio of net debt to shareholders’ equity (total debt less cash and cash equivalents and liquid marketable securities divided by total shareholders’ equity) under US GAAP increased from (0.16) to (0.05) as of March 31, 2004 and 2005, respectively. Details of the calculation of this ratio are set forth in Exhibit 7.1 to this annual report.

The following table sets forth our contingent liabilities as of the dates indicated.

	Fiscal 2004	Fiscal 2005
	(Rs. millions)
Sales tax	2,443.1	3,842.0
Excise duties	446.0	1,230.9
Claims by third parties(1)	2,520.9	2,397.8
Other contingencies(2)	10,011.6	13,064.9

Total	15,421.6	20,535.6

(1)	Claims by third parties include claims by income tax and other revenue authorities and distributors. See “— Legal Proceedings” in Item 4B. of this annual report.

(2)	Other contingencies consisted of:

•	Rs.4,607 million and Rs.6,442.4 million in fiscal 2004 and 2005 respectively with respect to liabilities for bills discounted and export sales on deferred credit,

•	Rs.1,497.2 million and Rs.799.3 million in fiscal 2004 and 2005 respectively with respect to other guarantees, including with respect to receivables assigned by way of securitization,

•	Rs.1,500 million and Rs.0 in fiscal 2004 and 2005 respectively with respect to the obligation of the company to purchase preference shares of Tata Finance Limited on the occurrence of certain events,

•	Rs.2,405 million and Rs.5,823.2 million in fiscal 2004 and 2005 respectively with respect to executory contracts on capital accounts and not otherwise provided for, and

•	Rs.2.4 million and Rs.0 in fiscal 2004 and 2005, respectively with respect to arrears of cumulative preference share dividends.

On an ongoing basis, our legal department reviews pending cases, claims by third parties against us and other contingencies. For the purposes of financial reporting, we periodically classify these matters into gain contingencies and loss contingencies. Gain contingencies are not recognized until the contingency has been resolved and amounts are received or receivable. For loss contingencies that are considered probable, an estimated loss is recorded as an accrual in our accounts and, if the matter is material, the estimated loss is disclosed in our financial statements. We do not consider any of these matters to be individually sufficiently material to warrant disclosure in our financial statements. Loss contingencies that are considered reasonably possible are not provided for in our accounts, but if we consider such contingencies to be material, individually or in the aggregate, they are disclosed in our financial statements. Most loss contingencies are classified as reasonably possible unless clearly frivolous, in which case they are classified as remote and are monitored by our legal department on an ongoing basis for possible deterioration. We do not disclose remote matters in our financial statements. See note 20 of our audited consolidated financial statements for additional information regarding our material claims and contingencies.

Since fiscal 1997, we have benefited from participation in the Export Promotion Capital Goods Scheme, or the EPCG Scheme, which permits us to import capital equipment under a special license at a substantially reduced customs duty, subject to us fulfilling an obligation to export goods manufactured or produced by the use of capital equipment imported under the EPCG Scheme to the value of a multiple of the Cost Insurance and Freight value of these imports or Customs Duty saved, over a period of 8 or 12 years from the date of obtaining the special license. We currently hold eight licenses that require us to export our products of a value of approximately US$2.148 billion between 1997 and 2014, and we carefully monitor our progress in meeting our incremental milestones. Of this amount, we have already achieved exports of approximately US$1.14 billion as of March 31, 2005, which exceeded our export milestone at that stage by approximately US$489.5 million. This leaves us with a remaining obligation to export products of a value of approximately US$1.008 billion by September 2014. In the event that the export obligation under the EPCG Scheme is not fulfilled, we would have to pay the differential between the reduced and normal duty on the goods imported along with interest. In view of our past record of exceeding our export milestones, and our current plans with respect to our export markets, we do not currently foresee any impediments to meeting our export obligations in the required time frame.

Finance Receivables

In fiscal 2004 and 2005, 8% and 9%, respectively, of our sales volumes were financed under hire-purchase/loan contracts to our customers. As of March 31, 2004 and 2005, our customer finance receivable portfolio was comprised of 60,676 contracts and 81,758 contracts, respectively, with gross stock-on-hire of approximately Rs.16,977 million and Rs.27,614 million, respectively. We follow specified internal procedures including quantitative guidelines for selection of our finance customers to assist in managing default and repayment risk in our portfolio, and take security against loans extended. We originate all the contracts through our authorized dealers with whom we have long-term agreements. All our marketing and sales activity is undertaken through dealers including our Bureau of Hire Purchase Credits and collections are carried out by our authorized dealers.

We securitize or sell most of our finance receivables on a regular basis to monetize these assets. We undertake a sale of the receivables in respect of finance agreements due from pools of purchasers. The constitution of these pools is based on criteria that are decided by credit rating agencies and/or based on the advice that we receive as to the marketability of a pool. We undertake these securitizations of our receivables in either or both of the following forms:

•	assignment of the receivables due from purchasers under hire-purchase agreements; and

•	securitization of receivables due from purchasers by means of private placement.

We act as collection agent on behalf of the investors, representatives, special purpose vehicles or banks in whose favor the receivables are to be assigned, for the purpose of collecting receivables from the purchasers on the terms and conditions contained in the applicable deeds of securitization in respect of which pass-through certificates are issued to investors. We also secure the payments to be made by the purchasers of amounts constituting the receivables under the hire-purchase agreements to the extent specified by rating agencies by any one or all of the following methods:

•	by furnishing to the investors collateral, in respect of the obligations of the purchasers and the undertakings to be provided by us;

•	by depositing, in favor of the investors, amounts not exceeding 10% of the gross receivables as cash collateral to secure the obligations of the purchasers and our obligations as the collection agent; and

•	by way of over-collateralization or by investing in subordinate pass-through certificates to secure the obligations of the purchasers.

The following table sets forth details of the securitization undertaken by us as of the periods indicated:

	Fiscal 2004	Fiscal 2005
	(Rs. million )
Securitized value	35,489.2	38,554.4
Balance payable	8,641.2	5,161.9
Overdue as a % of amount securitized	0.83%	0.95%

Recent Developments

Merger of Tata Finance Limited with the Company

In June 2005, Tata Finance Limited (“TFL”) was merged with us. TFL was established in 1981 as a finance company to conduct hire purchasing, leasing and other finance related activities. In line with international practice and with the objective of building an extensive captive financing arm to support the our vehicle sales business and to hedge the revenue stream risks associated with the cyclicality of the vehicle sales business, it was deemed prudent to merge TFL with us. The merger is expected to result in efficiencies for Tata Motors Financing Business through complementary customer sourcing models, access to low cost funds, flexibility to offer competitive products/services, the bundling of financing options with our other products/services and other operational benefits. The merger was approved by our shareholders and has since received the sanction of the Hon’ble High Court of Judicature at Bombay on June 24, 2005. The merger will be accounted for under the purchase method from June 29, 2005, i.e. the date the transaction was approved by the regulatory agencies.

Acquisition of INCAT International PLC

In the first week of September 2005, our subsidiary, Tata Technologies, USA (TTUS) made a cash offer at 220 pence per share (Rs.169.40 per share) for 100% of the equity shareholding of INCAT International PLC (INCAT), a UK-based company listed on the Alternative Investment Market (AIM) of the London Stock Exchange. Both TTUS and INCAT provide engineering and design services and PLM (product lifecycle management) products and services, primarily to manufacturers and their suppliers in the international automotive, aerospace and engineering markets.

Organizational Changes

In July 2005, our Executive Director (Commercial Vehicle Business Unit), Mr Ravi Kant, was appointed as our Managing Director and is now responsible for and oversees our day-to-day operations. Further, our Executive Director (Passenger Car Business Unit & Engineering Research Centre), Dr. V Sumantran, tendered his intention to resign from the Company in his capacity as an Executive Director and has since ceased to be Executive Director of the Company with effect from August 24, 2005.

Change in Indian GAAP Statutory Auditors

Our US GAAP financial statements are being audited by Deloitte Haskins & Sells (DHS), a firm registered with the Public Company Accounting Oversight Board (PCAOB) in the United States, an Indian Firm of Chartered Accountants registered with The Institute of Chartered Accountants of India. DHS has some partners who are also partners of M/s A. F. Ferguson & Co. (AFF) and M/s S. B. Billimoria & Co., (SBB), who had been our Indian GAAP statutory auditors, since inception upto the fiscal 2005. Our shareholders had approved the change in Indian GAAP statutory auditors, by the appointing DHS at our 60th Annual General Meeting held on July 11, 2005, based on the recommendations of our Audit Committee and our Board of Directors.

C.	Research and Development, Patents and Licenses, etc.

Please see Item 4.B of this annual report for the information required by this item.

D.	Trend Information.

Please see Item 5.A of this annual report for the information required by this item.

E.	Off-balance Sheet Arrangements

We use off-balance sheet arrangements where the economics and sound business principles warrant their use. Our principal use of off-balance sheet arrangements occurs in connection with the securitization and sale of finance receivables generated in the ordinary course of our business. The receivables securitized and sold consist primarily of retail loans secured by vehicles sold through our dealer network.

Assets in off-balance sheet entities were as follows:

	Fiscal 2004	Fiscal 2005	Fiscal 2005
	(in Rs. millions)		(in US$ millions)
Finance Receivables	8,641.2	5,161.9	118.4

We have provided bank guarantees aggregating Rs.757 million relating to certain securitized receivables to certain special purpose entities (“SPEs”). Our liability would crystallize in the event customers fail to fulfill their obligations under the contract and the SPE serves a notice of shortfall in collections on us. The term of each guarantee depends upon the weighted average term of each pool of finance receivables securitized. In the event a guarantee is called, we have the right to repossess the financed vehicle and to auction the vehicle. The maximum potential amount of future payment that we would be required to make is Rs.757 million as at March 31, 2005. We have recognized a liability of Rs.186 million for these guarantees.

F.	Tabular Disclosure of Contractual Obligations

	Payments due by Period
	(Rs. in millions)
	Total	Less than 1 year	1 year to 3 years	3 years to 5 years	5 years or more
Long Term Debts	26,741.2	1,108.5	4,115.8	7,189.4	14,327.5
Capital Leases	53.8	21.4	28.5	3.9	—
Operating Leases	97.5	78.8	11.1	7.6	—
Purchase obligations	5,823.2	4,317.2	1,506	—	—

Total	32,715.7	5,525.9	5,661.4	7,200.9	14,327.5

Item 6.	Directors, Senior Management and Employees.

A.	Directors and Senior Management.

Board of Directors

Under our Articles of Association, the number of our Directors cannot be less than three nor more than 15. At present there are 11 Directors, including a nominee Director of Tata Steel and we have one Alternate Director. Our Board of Directors, or the Board, has the power to appoint Managing Directors and Executive Directors.

Our Articles of Association provide that the Board of Directors of The Tata Iron and Steel Company Limited, or Tata Steel, which, with its subsidiary, owns, as of March 31, 2005, 8.95% of our shares, has the right to nominate one Director (the Steel Director) to the Board. Dr. J.J. Irani is the current nominee Director of Tata Steel.

In addition, our Articles of Association provide that our debenture holders have the right to nominate one Director (the Debenture Director) if the trust deeds relating to outstanding debentures require the holders to nominate a Director. Currently, there is no Debenture Director. Also, the Articles provide that pursuant to the terms of loan agreements with Financial Institutions in India, those institutions have the right to nominate two Directors each, (the Financial Institutions Director) to the Board. We also have a representative from DaimlerChrysler AG on our Board. The current nominee is Mr. Helmut Petri.

The Directors may be appointed by the Board or by a General Meeting of the shareholders. The Board may appoint any person as an Additional Director, but such a Director must retire at the next Annual General Meeting unless re-elected by the shareholders after complying with the provisions of the Companies Act. A casual vacancy caused on the Board due to death or resignation of a sitting member can be filled by the Board; but such a person can remain in office only for the unexpired term of the person in whose place he was appointed and on the expiry of the term he will retire unless re-elected by the shareholders. The Board may appoint an Alternate Director in accordance with the provisions of the Companies Act to act for a Director during his absence, which period of absence shall not be less than three months.

Two-thirds of the total numbers of Directors on the Board are subject to retirement by rotation and of these Directors, one third must retire every year. The Directors to retire are those who have been the longest in office. Our Directors are not required to hold any of our shares by way of qualification shares. We recently appointed Mr Ravi Kant as our Managing Director, who is responsible for and oversees our day-to-day operations. Mr P P Kadle our Executive Director heads the Corporate Affairs, Finance and Information Technology functions, appropriate powers have been delegated to them to perform their functions. The Executive Directors appointment is for a term of five years.

As of March 31, 2005, our Directors and Executive Officers, in their sole and joint names, beneficially held an aggregate of 141,697 shares (approximately 0.04% of our issued share capital). In addition, some of our Directors hold as trustees for various nonaffiliated trusts an aggregate of 354,976 shares (representing approximately 0.098% of our issued share capital).

The following table provides information about our current Directors and Executive Officers.

Name	Position	Date of Birth(1)	Year appointed as Director or Executive Officer	Expiration of Term	Number of shares beneficially owned as of March 31, 2005(2)
Ratan N. Tata	Chairman	Dec 28, 1937	1981	2007	52,056
N.A. Soonawala	Director	Jun 27, 1935	1989	2007	10,280
J.J. Irani	Director	Jun 2, 1936	1993	Non-rotational	3,183
J.K. Setna	Director	Aug 29, 1928	1993	2007	12,033
V.R. Mehta	Director	Jan 12, 1934	1998	2006	9,332
R. Gopalakrishnan	Director	Dec 25, 1945	1998	2008	3,750
N.N. Wadia	Director	Feb 15, 1944	1998	2008	Nil
Helmut Petri	Director	Jul 23, 1940	2000	2006	Nil
S.A. Naik	Director	Jun 22, 1930	2000	2008	1,310
Ravi Kant *	CEO & Managing Director	Jun 1, 1944	2000	2006	Nil
P.P. Kadle	Executive Director & CFO	Jan 21, 1957	2001	2010	1,227
P.K.M. Fietzek	Alternate Director	Feb 2, 1939	2000	Alternate	Nil

*	Appointed as Executive Director on July 12, 2000 and appointed as Managing Director on July 29, 2005.

(1)	The business address of each of our Directors and Executive Officers, other than as described immediately below, is Bombay House, 24 Homi Mody Street, Mumbai – 400 001. The business address of Helmut Petri is DaimlerChrysler AG., D-70546, Stuttgart, Germany, the business address of P.K.M. Fietzek is Panoramastrasse 27, D-73760, Ostfildern, Germany, the business address of J.K. Setna is 5B, Saker Apartments, Pochkhanawala Road, Worli, Mumbai, 400 018, the business address of V.R. Mehta is Ganesh Deep, 373, Anand Vihar, Block ‘D’, New Delhi 110 092, the business address of N.N. Wadia is The Bombay Dyeing & Manufacturing Co. Ltd., Hemming Building Office, Pandurang Budhkar Marg, Prabhadevi, Mumbai 400 025, and the business address of S.A. Naik is 9/4, Moti Mahal, Jamshedji Tata Road, 195, Churchgate Reclamation, Mumbai 400 020.

(2)	Each of our Directors and Executive Officers beneficially owned less than 1% of our shares as of March 31, 2005.

Biographies

Set forth below is a short biography of each of our Directors and Executive Officers:

Mr. Ratan N. Tata (Chairman). Mr. Ratan N. Tata holds a B.Sc. (Architecture) degree from Cornell University, USA and has completed the Advanced Management Program at Harvard University, USA. He joined the Tata Group in 1962 and is the Chairman of the Tata group of companies and Tata Sons Limited, the holding company for the majority of the Tata group of companies. Mr. Tata has been on our Board since August 1981 and has spent more than 13 years in an executive capacity and is actively involved with product development and other business strategies pursued by us.

Mr. N.A. Soonawala. Mr. N.A. Soonawala is an honors graduate in commerce from the University of Bombay and a Chartered Accountant from the Institute of Chartered Accountants of India. He has wide exposure in the field of finance, including having previously worked with ICICI, Washington. He joined Tata Sons Limited in 1968 and was a Finance director until June 2000. He is on the boards of various Tata group companies and committees as Director. Mr. Soonawala has been on our Board since May 1989.

Dr. J.J. Irani. Dr. Jamshed Irani obtained a B.Sc. degree from Science College, Nagpur in 1956 with a Gold Medal in Geology and a M.Sc. (Geology) degree from the Nagpur University in 1958, both with first class. He also obtained M.Met. and Ph.D. degrees from the University of Sheffield, UK, in 1960 and 1963 respectively, with a Gold Medal for the Ph.D. Thesis. In 1993, the University of Sheffield conferred upon him the Honorary Degree of “Doctor of Metallurgy”. Dr. Irani was conferred an honorary knighthood in 1997 by the Queen of England for his contribution towards strengthening the Indo-British Partnership. He is also on the boards of various Tata companies and has been on our Board as a Tata Steel Nominee since June 1993.

Mr. J.K. Setna. Mr. J.K. Setna obtained a B.Com degree from University of Bombay, and is a Chartered Accountant from the Institute of Chartered Accountants of India. After a long and distinguished career with Ingersoll-Rand (India) Limited, where he retired as President in 1988 and Chairman in 1993, he has been on our Board since September 1993.

Mr. V.R. Mehta . Mr. V.R. Mehta holds a B.E. (Honours) degree from the University of Rajasthan. Mr. Mehta has considerable financial and project evaluation expertise, both at national and international levels. Mr. Mehta worked as a senior expert for the Asian Development Bank and earlier held a senior level position with the Indian federal Ministries of Railways, Shipping and Transport. He played a key role in financial revamping and rationalization processes of major ports in India and has participated in important diplomatic missions and has represented India in International Conferences. Mr. Mehta is on the Board of other companies in his individual capacity or a nominee of financial institutions or foreign companies. Mr. Mehta joined our Board since June 1998 as a Financial Institutions nominee. In September 2005, Unit Trust of India, withdrew their nomination of Mr Mehta as Financial Institution Director, though he continues to be on the Board in his individual capacity.

Mr. R. Gopalakrishnan. Mr. R. Gopalakrishnan holds a Bachelor’s degree in Science and a B.Tech (Electronics) degree from the Indian Institute of Technology (IIT), Kharagpur. He is also an Executive Director of Tata Sons Limited and a member of the Group Executive Office of Tata Sons Limited, besides being on the Boards of various Tata companies. Prior to joining the Tata group in August 1998, he was the Vice-Chairman of Hindustan Lever Limited. With effect from January 2001, Mr. Gopalakrishnan has, together with the Chairman and Executive Director(s), the responsibility of overseeing our operations. Mr. Gopalakrishnan has been a Director on our Board since December 1998.

Mr. N.N. Wadia. Educated in the UK, Mr. N.N. Wadia is the Chairman of Bombay Dyeing & Manufacturing Company Limited and heads the Wadia Group. He is also the Chairman/Trustee of various charitable institutions and non-profit organizations. Mr. Wadia has been on our Board since December 1998.

Mr. Helmut Petri. Mr. Petri studied at Gummersbach Engineering School and is presently the Chairman and Member of Board of Management of DaimlerChrysler India Ltd. As the Deputy Board Member of Mercedes Benz AG., he was responsible for research and development of passenger cars. Mr. Petri has been the representative of DaimlerChrysler AG on our Board since March 2000.

Mr. S.A. Naik. Mr. S.A. Naik, a B.Sc. and LL.M., has a legal background. Prior to his retirement from the Industrial Development Bank of India, Mr. Naik was the Executive Director (Legal Advisor) in charge of its legal functions. He was also the Legal Advisor for SEBI when it was in its formation stage and is now an Advisor to India Law Services, Mumbai. Mr. Naik was on our Board as nominee of the Industrial Development Bank of India from 1988 to 2000. On his nomination being withdrawn, he was appointed on our Board in his individual capacity in July 2000.

Mr. Ravi Kant. Mr. Kant holds a Bachelor of Technology degree from the IIT, Kharagpur and a Masters in Science in management techniques from Aston University, Birmingham, UK. Mr. Kant has wide and varied experience in the manufacturing and marketing field, particularly in the automobile industry. Prior to joining us, he was with Philips India Limited as Director of Consumers Electronics business and prior to that with LML Ltd. as Senior Executive Director (Marketing) and Titan Watches Limited as Vice President (Sales & Marketing). Mr. Kant was also employed with Kinetic Engineering Limited, Hindustan Aluminum Company Limited and Hawkins Cookers Limited. Mr. Kant had been an Executive Director since May 2000, responsible for manufacturing and marketing of commercial vehicles and manufacturing of utility vehicles and was appointed as our Managing Director on July 29, 2005. Mr Kant is the CEO of the Company.

Mr. P.P. Kadle. Mr. P.P. Kadle is an Honours Graduate in Commerce and Accountancy from Mumbai University. He is also a member of the Institute of Chartered Accountants of India, the Institute of Cost and Works Accountants of India and the Institute of Company Secretaries of India. He has gathered wide experience with well known Indian companies in the fields of management, accountancy, law, finance and treasury. Prior to joining us as Vice-President (Finance), Mr. Kadle was with Tata-IBM Ltd as their Chief Financial Officer. In October 2001, Mr. Kadle was appointed as an Executive Director. He is responsible for Finance and Corporate Affairs and is the CFO of the Company.

Mr. P.K.M. Fietzek. Mr. Fietzek joined the technical and business training program of Daimler-Benz AG, now DaimlerChrysler AG, in 1957, and has held various positions with DaimlerChrysler AG since then, including exports. Mr. Fietzek has been on our Board as an Alternate Director to Mr. Petri since May 2000.

There is no family relationship between any of our Directors or Executive officers.

B.	Compensation.

The following table provides the annual compensation paid to our Directors for the fiscal year ended March 31, 2005.

Name	Position	Remuneration (1) (in Rupees)
Ratan N. Tata	Chairman	3,550,000
N.A. Soonawala	Director	2,345,000
J.J. Irani	Director	780,000
J.K. Setna	Director	3,035,000
V.R. Mehta *	Director	3,395,000
R. Gopalakrishnan	Director	2,680,000
N.N. Wadia	Director	1,445,000
Helmut Petri	Director	70,000
S.A. Naik	Director	1,545,000
Ravi Kant (2) ^	Executive Director	13,953,000
P.P. Kadle (2)	Executive Director & CFO	13,594,000
V. Sumantran (2) **	Executive Director	11,789,000
P.K.M. Fietzek	Alternate Director	140,000

*	Out of the remuneration of Rs.3,395,000, Rs.1,950,000 was payable to Unit Trust of India the nominating financial institution.

^	Appointed as the CEO & Managing Director of the Company with effect from July 29, 2005

**	Ceased to be a Director of the Company with effect from August 24, 2005

(1)	Includes salary, allowance, taxable value of perquisites, commission and our contribution to provident fund and superannuation fund for Executive Directors and sitting fees and commission for Non-Executive Directors.

(2)	Rounded to nearest thousands of rupees and includes retirement benefits.

C.	Board Practices

Our Executive Directors are entitled to six months’ salary as severance fees upon termination of their contracts by us.

Committees

The Audit Committee is comprised of the following three independent directors: V.R. Mehta, Chairman, S.A. Naik and J.K. Setna. The scope of the Audit Committee includes:

•	review of our financial reporting process, the financial statements and financial/risk management policies;

•	review of the adequacy of the internal control systems and functioning of the internal audit team;

•	discussions with the management and the external auditors, the audit plan for the financial year and a joint post-audit review of the same;

•	recommendation of the appointment and removal of statutory / independent auditors, fixing audit fees and approving permissible non-audit services provided by the firms of statutory/independent auditors;

•	review of the whistle-blower mechanism.

The Remuneration Committee is empowered to review the remuneration of whole-time directors, retirement benefits to be paid to them and dealing with matters pertaining to Employees’ Stock Option Scheme.

We have not issued any stock options to our directors/employees. The Remuneration Committee is comprised of three independent and two non-executive directors, namely N.N. Wadia, Chairman, Ratan N. Tata, N.A. Soonawala, V.R. Mehta and S.A. Naik.

The Investor Grievance Committee oversees the redressing of investors’ complaints pertaining to securities transfers, interest/dividend payments, non-receipt of annual reports, issue of duplicate certificates and other miscellaneous complaints. Its scope also includes delegation of powers to the executives of us or the share transfer agents to process share transfers and other investor-related matters. The Investor Grievance Committee comprises of S.A. Naik, Chairman, R. Gopalakrishnan, Ravi Kant and P. P Kadle.

The Finance Committee deals with matters pertaining to finance and banking transactions, granting Power of Attorney, property matters and our other day-to-day financial operations. The Committee also makes appropriate recommendations to the Board on investments, restructuring initiatives and policy related matters. The Committee is comprised of Ratan N. Tata, Chairman, N.A. Soonawala, J.K. Setna, R. Gopalakrishnan, N N Wadia and P. P. Kadle.

The Committee of the Board reviews revenue and capital expenditure budgets, long-term business strategy and the organizational structure. The Committee is comprised of Ratan N. Tata, Chairman, N.A. Soonawala, J.J. Irani, R. Gopalakrishnan and N.N. Wadia.

The Ethics and Compliance Committee sets forth policies relating to the implementation of the Tata Code of Conduct for Prevention of Insider Trading, take on record the monthly reports and dealings in securities by the “Specified Persons”, and to decide penal action in respect of violations of the Tata Code of Conduct. The Ethics and Compliance Committee is comprised of S.A. Naik, Chairman and R Gopalakrishnan. P. P. Kadle, Executive Director, has been appointed as the Compliance Officer under the said Code.

Apart from the Committees described above, the Board of Directors also constitutes committee(s) of Directors with specific terms of reference as it may deem fit.

Summary Comparison of Corporate Governance Practices

The following is a summary comparison of significant differences between our corporate governance practices and those required by the NYSE for non-U.S. issuers.

Independent directors: one third of our board are independent directors, as defined under applicable Indian legal requirements. Under these requirements, directors are independent if they :

•	apart from receiving director’s remuneration, do not have any material pecuniary relationships or transactions with us or our promoters, our directors, our senior management or our holding company, its subsidiaries and associates which may affect independence of the director;

•	are not related to promoters or person occupying management position at the board level or at one level below the board;

•	have not been our executive in the immediately preceding three financial years;

•	are not a partner or an executive or was not a partner or an executive during the preceding three years, of our statutory audit firm or internal audit firm or a legal/consulting firm that has a material association with us.

•	are not a material supplier, service provider or customer or a lessor or lessee of the Company, which may affect their independence; and

•	are not our substantial shareholders, owning two percent or more of our voting shares.

We have not made a determination as to whether our directors would be considered independent under the NYSE rules. Though the judgment on independence must be made by our board, there is no requirement that our board affirmatively make such determination, as required by the NYSE rules.

Non-management directors meetings: There is no such requirement under applicable Indian legal requirements.

Board Governance and Remuneration Committee and the Audit Committee: The members of our Board Governance and Remuneration Committee are independent, as defined under applicable Indian legal requirements. All members of our Audit Committee are independent as defined under Rule 10A-3 under the Exchange Act. The constitution and main functions of these committees as approved by our board are described above and we believe comply with the spirit of the NYSE requirements for non U.S. issuers.

D.	Employees

We consider our human capital as a critical factor to our success. The Tata Group and Tata Motors have drawn up a comprehensive human resource strategy that addresses key aspects of human resource development such as:

•	Code of conduct and fair business practices.

•	A fair and objective performance management system linked to the performance of the businesses which identifies and differentiates high performers while offering separation avenues for non-performers.

•	Creation of a common pool of talented managers across the Tata Group with a view to increasing their mobility through inter-company job rotation.

•	Evolution of performance based compensation packages to attract and retain talent within the Tata Group and Tata Motors.

•	Development of comprehensive training programs to impart and continuously upgrade the industry/function specific skills.

In line with the Human Resource strategy, we, in turn, have recently implemented various initiatives in order to build better organizational capability that we believe will enable us to sustain competitiveness in the global market place. Our human resources focus is to attract talent, retain the better and advance the best.

Some of the initiatives to meet this objective include:

•	Extensive job evaluation exercise through work level studies.

•	Extensive process mapping exercise to benchmark and align the human resource processes with global best practices

•	Introduction of a globally benchmarked employee satisfaction survey

•	Succession planning through identification of second level of managers for all units, locations, functions.

•	Implementation of an “Fast Track Selection Scheme”, which is a system for identifying potential talent in the areas of general, commercial and operations management and offering them opportunities for growth within the organization. Our human resources team has been invited to replicate this system in other Tata companies.

•	“Talent Management Scheme” which includes our Development Centre Process to identify high potential performers and provide them with challenging assignments for earlier development.

•	Introduction of performance rating based salary review and quality linked variable payment for supervisory category of employees.

Other initiatives include:

•	Extensive brand building initiative at university campuses to increase recruiting from premium universities

•	Introduction of employee self service portal and employee help desk for the benefit of employees.

We employed approximately 28,300, 28,900 and 29,500 permanent employees as of March 31, 2003, 2004 and 2005, respectively.

The following tables set forth a breakdown of persons employed by our business segments and by geographic location as of March 31, 2005.

Segment	Number of Employees	Location	Number of Employees
Automotive	22,694	India	28,814
Other	6,800	Other countries	680

Total	29,494	Total	29,494

Rationalization of Workforce

We have been attempting to rationalize our workforce through launching the Early Separation Schemes, or ESS. The ESS launched in fiscal 2002 resulted in a reduction of approximately 1,900 employees or approximately 6% of our workforce in fiscal 2002. Similar schemes launched in fiscal 2003 and 2004 resulted in a reduction of approximately 90 and 540 employees respectively. During Fiscal 2005, the substantial increase in sales volumes were addressed by largely the same workforce size through improvements in productivity using outsourcing, low cost automation and other means. Recruitment and internal redeployment have been effected to reinforce key areas such as research and development, sales and marketing areas and new product introduction.

Due to these initiatives along with natural attrition, our total work force, which was at a level of approximately 35,000 in 1997, has been reduced to approximately 29,500 at the end of fiscal 2005. We believe this should enable us to achieve higher productivity levels in the future.

Training and Development

We provide training to our managers on an ongoing basis. The recent emphasis on training has been in the areas of customer focus total quality management, six sigma, world class manufacturing and cost reduction initiatives. At Jamshedpur, Pune and Lucknow in India, we have also established training divisions that impart basic skills in various trades like milling, grinding and welding to our young apprentices, and the Management Development Training Institutes that enhance the management skills of our executives and officers.

High performing management cadre employees are sponsored for Fulbright fellowship. This year four of our employees have been selected through an all India selection and our currently undergoing the 10 weeks programme in Carnegie Mellon University.

In the year 2004-05 we had imparted average of 8 man days of training to high performers.

Union Wage Settlements

All our regular employees in India, other than management, are members of labor unions. In March 2000, we declared a lock-out in our Lucknow manufacturing facility, which was lifted in September 2000 upon the formation of a new union. Except for this single incident, we have generally enjoyed cordial relations with our employees at our factories and offices.

Employee wages are paid in accordance with wage agreements that have varying terms (typically three years) at different locations. The wage agreements for Pune (excluding the car plant), the Pune car plant, Jamshedpur, Mumbai and Lucknow are valid until August 31, 2006, March 31, 2007, March 31, 2007, December 31, 2006 and March 31, 2008, respectively. A cordial industrial relations environment prevailed in all the manufacturing units of the company. The new wage negotiation process at Lucknow has been initiated.

The performance rating system, introduced for the first time, for the bargainable category in Mumbai, has completed one full cycle and the feedback of the process received from all the quarters has been encouraging.

Returnability in wage settlements was built in by introducing quality linked payments based on a quality index as perceived by the customer that has been introduced.

There was support by operatives across all locations in outsourcing low value added activities and in implementation of other reforms.

During fiscal 2005, the average number of part-time employees at the end of each month was approximately 11,000.

E.	Share Ownership

The information required by this item is set forth in Item 6.A of this annual report.

Item 7.	Major Shareholders and Related Party Transactions.

A.	Major Shareholders

We are a widely held, listed company with approximately 213,000 shareholders of record.

To our knowledge, as of March 31, 2005, the following persons beneficially owned more than 5% of our 361,751,751 Ordinary Shares outstanding at that time:

Name of Shareholder	Holding	Percentage
Tata Sons Limited and subsidiaries	79,814,790	22.06
The Tata Iron and Steel Co. Ltd and subsidiaries.	32,544,114	9.00
DaimlerChrysler AG	25,596,476	7.08
Life Insurance Corporation of India	22,401,248	6.75
Citibank N.A., as Depositary(1)	33,247,862	9.19

(1)	Citibank, N.A. as depositary for our ADRs, was the holder on record on March 31, 2005 of 33,247,862 shares on behalf of the beneficial owners of deposited shares.

Since March 31, 2001, our largest shareholder, Tata Sons Limited (together with its subsidiaries) has substantially increased its shareholding in us from 14.31% to 22.06%. Our second largest shareholder, The Tata Iron and Steel Co. Ltd. (together with its subsidiaries) has substantially increased its shareholdings, but its percentage shareholding has decreased slightly from 9.42% as of March 31, 2001 to 9.00% as of March 31, 2005, as a result of our new issuances of shares. Daimler Chrysler AG has kept its shareholdings steady, but its percentage shareholding has declined from 10.0% to 7.08% as a result of our new issuances of shares. Citibank N.A. as Depositary for our ADRs, has increased its shareholding from 7.47% to 9.19% because of the two-way fungibility of Depositary Receipts and the listing of 23,081,041 ADRs on the NYSE on September 27, 2004. Life Insurance Corporation of India has decreased its shareholding and has seen its shareholding percentage decline from 7.47% to 6.75% as a result of this decrease as well as our new issuances of shares.

According to our register of shareholders and register of beneficial shareholders, as of March 31, 2005, there were 264 record holders of our shares with addresses in the United States, whose shareholdings represented approximately 0.06% of our outstanding Ordinary Shares on that date, excluding any of our shares held by United States residents in the form of depositary shares. Because some of these shares were held by brokers or other nominees, the number of record holders with addresses in the United States may be fewer than the number of beneficial owners in the United States.

The total permitted holding of Foreign Institutional Investors, or FIIs, in the paid up share capital of the company has been increased to 35% by a resolution passed by the shareholders of the Company on January 22, 2004. The holding of FIIs in the Company as of March 31, 2005, was approximately 21.07%. See “Item 10.D. - Exchange Controls” for further details.

None of our shares of common stock entitles the holder to any preferential voting rights.

Under the Takeover Regulations of India, any person who acquires more than 5%, 10% or 14% of our shares or who is entitled to exercise voting rights with respect to more than 5%, 10% or 14% of our shares must file a report concerning the shareholding or the voting rights with us and the stock exchanges on which our ordinary shares are traded. Please see “Item 9. The Offer and Listing - Markets” for information with respect to these stock exchanges. Similar disclosures would be applicable under the Insider Trading Regulations of India with respect to any person who acquires more than 5% of our shares or voting rights with respect to the shares. Any increases or decreases by 2% or more in the shareholding by such persons must also be disclosed. Furthermore, under our listing agreement with the stock exchanges where our shares are listed, we are required to periodically disclose to such stock exchanges the name and percentage of shares held by persons or entities that hold more than 1% of our Ordinary Shares. For the purposes of the above, reporting and takeover requirements under our listing agreements, shares withdrawn from our ADS facility will be included as part of a person’s shareholding in us.

To our knowledge, we are not, directly or indirectly, owned or controlled by any other corporation or by any government or by any other natural or legal persons severally or jointly. We are not aware of any arrangements the operation of which may at a later time result in our change of control.

B.	Related Party Transactions

Business Relationships

We purchase materials, supplies, assets and services from numerous suppliers throughout the world in the ordinary course of business, including from our affiliates and firms with which certain members of our board of directors are interested. We purchased materials, supplies, fixed assets and services from these entities in the amount of Rs.8,477.4 million Rs.10,599.6 million and Rs.13,700.5 million in fiscal 2003, 2004 and 2005, respectively. We also sell our products, assets and services to our affiliates and firms with which certain members of our board of directors are interested. We sold products and services to these entities in the amount of Rs.1,309.4 million, Rs.2,581.3 million and Rs.3,537.8 million in fiscal 2003, 2004 and 2005, respectively. We believe all of these purchase and sale transactions were arm’s-length transactions, none of which were material to our overall operations. See note 24 of our audited consolidated financial statements for additional information regarding our related party transactions with our affiliates and other related parties. The foregoing do not include transactions with and among our consolidated subsidiaries, the amounts of which are eliminated upon consolidation when preparing our financial statements.

Loans

We regularly have trade accounts and other receivables payable by, and accounts payable to, our affiliates and firms with which certain members of our board of directors are interested. We had outstanding trade accounts and other receivables payable by these entities in the amount of Rs. 437.3 million, Rs.907.9 million and Rs.375.7 million as of March 31, 2003, 2004 and 2005, respectively. We had accounts payable to these entities in the amount of Rs. 488.3 million, Rs.698.4 million and Rs.724.1 million as of March 31, 2003, 2004 and 2005, respectively.

From time to time, we provide short to medium-term loans to our subsidiaries and affiliates, as well as loans under a loan program established by us and our affiliates to assist executives and directors with the purchase of housing. We believe that each of these loans was entered into in the ordinary course of business. From time to time, we also provide security deposits to the lessors of residential properties that we lease for our employees, including our Executive Directors. No extension of credit has been made, arranged or renewed by us, directly or indirectly, in the form of a personal loan to or for any of our directors or executive officers, nor has there been any material modification to any term of any such extension of credit or any renewal of any such extension of credit on or after July 30, 2002.

C.	Interests of Experts and Counsel

Not applicable

Item 8.	Financial Information.

A.	Consolidated Statements and Other Financial Information

Financial Statements

The information required by this item is set forth beginning on page F-1 of this annual report.

Legal or Arbitration Proceedings

The information on legal or arbitration proceedings required by this item is set forth in Item 4.B of this annual report.

Dividend Policy

Based on the net income available for appropriation, dividends are recommended by the Board of Directors for approval by the shareholders at our Annual General Meeting. Further, the Board of Directors may also pay an interim dividend at its discretion. Since fiscal year 1956, we have had an uninterrupted dividend distribution except for the fiscal years 2001 and 2002. We returned to dividend distribution in fiscal 2003. In view of our profitable performance in fiscal 2003, we declared dividends (net of tax) totaling Rs.1,279.1 million in fiscal 2003, which was paid on July 21, 2003 to our shareholders as of June 30, 2003. We also declared an interim dividend (net of tax) on January 22, 2004 of Rs.1,399.5 million which was paid on February 20, 2004.

At the Annual General Meeting held on July 8, 2004, our shareholders approved a further final dividend for fiscal 2004 of Rs.1,421.6 million (net of tax) which was paid on July 9, 2004. At the Annual General Meeting held on July 11, 2005, our shareholders approved the payment of a dividend of Rs.4,521.9 million (net of tax) which was paid on July 12, 2005.

B.	Significant Changes

Other than as set forth in this annual report, no significant change has occurred with respect to us since the date of our audited consolidated US GAAP financial statements included elsewhere in this annual report.

Item 9.	The Offer and Listing

A.	Offer and Listing Details

The details on our share and ADS price history is included in “Item 9.C – Markets” below.

B.	Plan of Distribution

Not Applicable

C.	Markets

Our ADSs are have been listed on the New York Stock Exchange or NYSE, since September 27, 2004. Each ADS represents one Ordinary Share. Our shares are listed on The Stock Exchange, Mumbai, which is also referred to as the Bombay Stock Exchange, Mumbai or the BSE, and the National Stock Exchange of India, or NSE, and are also listed and traded on two other stock exchanges in India. Our application for delisting our shares with respect to these two other stock exchanges is currently pending. The following table shows closing price and trading volume data for our ordinary shares on the NSE and BSE and for our ADSs on the NYSE:

	NSE		Avg Daily Trading Volume (in ‘000)	BSE		Avg Daily Trading Volume (in ‘000)	NYSE		Avg Daily Trading Volume (in ‘000)
	Closing Price per Share			Closing Price per Share			Closing Price per ADS
	Period High	Period Low		Period High	Period Low		Period High	Period Low
Fiscal	(Rs. Per Share)			(Rs. Per Share)			($Per ADS)
2005	525.20	366.70	3,837.68	524.75	366.55	1,604.95	12.06	8.73	237.92
2004	563.50	149.50	4,443.13	563.25	150.20	1,765.10
2003	169.70	119.45	1,729.25	169.85	119.35	676.03
2002	146.85	58.80	846.55	146.60	60.25	530.45
2001	144.85	65.30	1,355.50	144.50	68.65	1,069.76
Fiscal
2006
1st Quarter	450.20	406.40	1,715.32	449.25	406.20	532.24	10.37	9.25	168.21
2005
1st quarter	525.20	366.70	4,987.01	524.75	366.55	2,098.56
2nd quarter	435.95	372.95	5,329.75	435.85	372.95	2,333.58	9.15	8.75	249.65
3rd quarter	512.15	392.95	2,632.23	512.10	392.60	1,050.03	11.92	8.73	292.30
4th quarter	520.45	407.90	2,281.26	507.60	407.85	879.91	12.06	9.40	181.82
2004
1st quarter	203.15	149.50	1,970.19	202.45	150.20	558.50
2nd quarter	307.45	199.95	4,002.44	307.35	199.95	1,155.41
3rd quarter	452.05	313.35	6,140.28	452.30	312.90	2,606.97
4th quarter	563.50	422.30	5,558.91	563.25	416.80	2,728.26
Month
August 2005	526.90	461.45	2,065.88	526.90	462.85	616.86	11.90	10.34	237.48
July 2005	480.90	427.00	1,433.55	479.10	428.20	500.99	11.54	10.00	159.94
June 2005	438.40	413.95	1,322.62	438.50	414.15	341.01	10.37	9.46	197.20
May 2005	450.20	418.25	1,648.96	449.25	420.00	549.16	10.30	9.48	134.17
April 2005	444.30	406.40	2,239.94	444.60	406.20	733.54	10.09	9.25	171.88
March 2005	487.40	407.90	2,199.27	487.55	407.85	879.31	11.10	9.40	107.83

On September 26, 2005, the reported closing price of our shares on the BSE was Rs.520.80 per share, on NSE was Rs.520.35 per share and the ADS closing price on NYSE was $12.00 per ADS.

D.	Selling Shareholders

Not applicable

E.	Dilution

Not applicable

F.	Expenses of the Issue

Not applicable

Item 10.	Additional Information.

A.	Share Capital

Not applicable

B.	Memorandum and Articles of Association

Objects and Purposes

Our principal objects, as provided by Clause 3 of our Memorandum of Association, include:

•	manufacturing, marketing, import, export, hiring and letting on hire of commercial vehicles, automobile cars, two wheeler vehicles, heavy and construction equipment including components, accessories and spare parts in relation thereto;

•	to carry on the business as manufacturers and dealers of machinery articles and goods of all classes;

•	to carry on the business of manufacturing materials which may be usefully combined with our manufacturing and engineering business; and

•	to carry on the business of financing and re-financing of all types of vehicles, construction equipment, capital equipment and services by way of credit, hire purchases, leases and loans.

Directors

Under the Companies Act, as well as our Articles of Association, each of our Directors, who is in any way directly or indirectly concerned or interested in a contract or arrangement or proposed contract or arrangement entered into or to be entered into by or on our behalf is required to disclose the nature of his interest at a meeting of the first meeting of the Board held after the Director becomes concerned. Under the Companies Act, as well as the Articles of Association, an interested Director is not allowed to take part in the discussion of, or vote on, any contract, arrangement or proposal in which the Director is interested.

Under the Companies Act and our Articles of Association, we are restricted from making loans to Directors and the prior approval of the Central Government is required before we can make any loans, directly or indirectly, to any Director or provide, directly or indirectly, any guarantees or security in connection with any loan made by a third party to a Director.

Under our Articles of Association, a director is not required to hold any qualification shares. Our Articles of Association do not prescribe an age limit for the retirement of the Directors.

Dividends

Under the Companies Act, unless the Board recommends the payment of a dividend, the shareholders at a general meeting have no power to declare any dividend. Under our Articles of Association, the shareholders at a general meeting may declare a lower, but not higher, dividend than that recommended by the Board. Dividends are generally declared as a percentage of the par value. The dividend recommended by the Board and approved by the shareholders at a general meeting is distributed and paid to shareholders in proportion to the paid-up value of their shares as on the record date for which such dividend is payable. In addition, the Board may declare and pay interim dividends. The shares to be issued upon the conversion of the ADSs will be fully paid-up when delivered as provided herein. Under the Companies Act, dividends can only be paid in cash to shareholders listed on the register of shareholders on the date which is specified as the “record date” or “book closure date”. No shareholder is entitled to a dividend while any lien in respect of unpaid calls on any of their shares is outstanding.

Shares issued upon conversion of ADSs will rank pari passu with our existing shares in all respects including entitlement of the dividend declared.

Dividends must be paid within 30 days from the date of the declaration and any dividend which remains unpaid or unclaimed after that period must be transferred within seven days to a special unpaid dividend account held at a scheduled bank. Any money which remains unpaid or unclaimed for seven years from the date of such transfer must be transferred by us to the Investor Education and Protection Fund established by the Government pursuant to which no claim shall lie against us or the said Fund.

Under the Companies Act, we may only pay a dividend in excess of 10% of paid-up capital in respect of any year out of the profits of that year after we have transferred to our reserves a percentage of our non consolidated Indian GAAP profits for that year ranging between 2.5% to 10% depending on the rate of dividend proposed to be declared in that year. The Companies Act further provides that if the profit for a year is insufficient, the dividend for that year may be declared out of the non consolidated Indian GAAP accumulated profits earned in previous years and transferred to reserves, subject to the following conditions: (i) the rate of dividend to be declared may not exceed the lesser of the average of the rates at which dividends were declared in the five years immediately preceding the year, or 10% of paid-up capital; (ii) the total amount to be drawn from the accumulated profits from previous years may not exceed an amount equivalent to 10% of paid-up capital and reserves and the amount so drawn is first to be used to set off the losses incurred in the financial year before any dividends in respect of preference or equity shares; and (iii) the balance of reserves after withdrawals must not be below 15% of paid-up capital.

Capitalization of Reserves and Issue of Bonus Shares

Our Articles of Association permit us by a resolution of our shareholders in a general meeting to resolve that amounts standing to the credit of reserves or securities premium can be capitalized by the issue of fully paid bonus shares (also referred to as a stock dividend) or by crediting shares not fully paid-up with the whole or part of any sum outstanding. Bonus shares must be issued pro rata to the amount of capital paid-up on existing shareholdings.

Any issue of bonus shares would be subject to the guidelines issued by SEBI in this regard. The relevant SEBI guidelines prescribe that no company shall, pending conversion of convertible securities, issue any shares by way of bonus unless similar benefit is extended to the holders of those convertible securities, through reservation of shares in proportion to the conversion. Further, for the issuance of these bonus shares a company should not have defaulted in the payment of interest or principal in respect of fixed deposits and interest on existing debentures or principal on redemption of these debentures. The declaration of bonus shares in lieu of dividend cannot be made. Further a company should have sufficient reason to believe that it has not defaulted in respect of the payment of statutory dues of employees, such as a contribution to a provident fund, gratuity or bonus. The issuance of bonus shares must be implemented within six months from the date of approval by the board of directors or the shareholders, whichever is later.

Calls on Shares, Pre-Emptive Rights and Alteration of Share Capital

Under the Companies Act, as well as our Articles of Association, the Board of Directors may from time to time make such calls as they think fit upon the members of the Company in respect of all moneys unpaid on the shares held by them respectively and each member is required to pay the amount of every call so made on him to the Company.

Subject to the provisions of the Companies Act, we may increase our share capital by issuing new shares on such terms and with such rights as we, by action of shareholders in a general meeting, determine. These new shares will be offered to existing shareholders listed on the members’ register on the record date in proportion to the amount paid-up on these shares at that date. The offer will be made by notice specifying the number of shares offered and the date (being not less than 15 days from the date of the offer) after which the offer, if not accepted, will be deemed to have been declined. After this date, the Board may dispose of the shares offered in respect of which no acceptance has been received, in such manner as the Board thinks most beneficial to us. The offer is deemed to include a right exercisable by the person concerned to renounce the shares offered to such person in favor of any other person provided that the person in whose favor these shares have been renounced is approved by the Board in their absolute discretion. We have issued convertible and non-convertible debentures (along with detachable warrants) on a rights basis to our shareholders. The shares to be allotted on exercise of these debentures and warrants will be allotted in accordance with the terms of these issues.

Under the Companies Act, new shares may be offered to any persons whether or not those persons include existing shareholders, if a special resolution to that effect is passed by the shareholders of the company in a general meeting. The issuance of shares upon conversion of our outstanding Convertible Notes has been duly approved by a special resolution of our shareholders and our shareholders have waived their pre-emptive rights with respect to these shares.

Our issued share capital may, among other things, be increased by the exercise of warrants attached to any security, or individually issued which entitles the holder to subscribe for shares or upon the conversion of convertible debentures issued. The issue of any convertible debentures or the taking of any convertible loans, other than from the Government and financial institutions, requires the approval by a special resolution of shareholders.

Our Articles of Association provide that, by a special resolution passed at the general meeting, we may consolidate or sub-divide our share capital, convert all or any of our fully paid-up shares into stock and re-convert that stock into fully paid-up shares or cancel shares which have not been taken up by any person.

We currently do not have any authorized preference share capital. Under the Companies Act, we may issue redeemable preference shares but (i) no such shares shall be redeemed except out of our profits which would otherwise be available for dividends or out of the proceeds of a fresh issue of shares made for the purposes of the redemption; (ii) no such shares shall be redeemed unless they are fully paid; (iii) the premium, if any, payable on redemption shall have been provided for out of the profits of us or out of our share premium account, before the shares are redeemed; (iv) where any such shares are redeemed otherwise than out of the proceeds of a fresh issue, there shall, out of profits which would otherwise have been available for dividends, be transferred to a reserve fund, to be called the Capital Redemption Reserve Account, a sum equal to the nominal amount of the shares redeemed; and (v) the provisions of the Companies Act relating to the reduction of the share capital of a company shall apply as if such reserve account were the paid-up share capital of such company. Preference shares must be redeemable before the expiry of a period of twenty years from the date of their issue.

Under the Companies Act, as well as our Articles of Association, if our share capital is divided into different classes of shares, all or any of the rights or privileges attached to each class of shares may be varied, modified or abrogated with the consent in writing of the holders of not less than three-fourths of the issued shares of that class, or with the sanction of a special resolution passed at a separate meeting of the holders of the issued shares of that class. Our Articles of Association further provide that the rights conferred upon the holders of the shares of any class issued with preferential or other rights shall not, unless otherwise expressly prohibited by the terms of the issue of the shares of that class, be deemed to be varied by the creation or issue of further shares ranking pari passu thereto.

General Meetings of Shareholders

We must hold our Annual General Meeting each year within 15 months of the previous Annual General Meeting and in any event not later than six months after the end of each accounting year, unless extended by the Registrar of Companies at our request for any special reason. Our Board of Directors may convene an Extraordinary General Meeting of shareholders when necessary or at the request of a shareholder or shareholders holding in the aggregate not less than 10% of our issued and paid-up capital. Written notices convening a meeting setting out the date, place and agenda of the meeting must be given to members at least 21 days prior to the date of the proposed meeting. A general meeting may be called after giving shorter notice if consent is received from all shareholders in the case of an Annual General Meeting, and from shareholders holding not less than 95% of our paid-up capital in the case of any other general meeting. Currently, we give written notices to all members and, in addition, give public notice of general meetings of shareholders in a daily newspaper of general circulation in Mumbai. General meetings are generally held at some place in Mumbai.

A company intending to pass a resolution relating to matters such as, but not limited to, amendment in the objects clause of the memorandum, buy back of shares under the Companies Act, giving loans or extending guarantee in excess of limits prescribed under the Companies Act, and guidelines issued thereunder, is required to obtain the resolution passed by means of a postal ballot instead of transacting the business in the general meeting of the company. A notice to all the shareholders shall be sent along with a draft resolution explaining the reasons therefor and requesting them to send their assent or dissent in writing on a postal ballot within a period of 30 days from the date of posting the letter. The quorum for a general meeting of the company is five shareholders personally present.

Voting Rights

At a general meeting upon a show of hands, every member holding shares and entitled to vote and present in person has one vote. Upon a poll, the voting rights of each shareholder entitled to vote and present in person or by proxy is in the same proportion as the capital paid-up on each share held by such holder bears to the total paid-up capital. Voting is by show of hands, unless a poll is ordered by the Chairman of the meeting or demanded by shareholder or shareholders holding at least 10% of the voting rights in respect of the resolution or by those holding paid-up capital of at least Rs.50,000 (i.e. 5,000 shares of Rs.10 each). The Chairman of the meeting has a casting vote.

Holders of ADSs may exercise voting rights with respect to the Ordinary Shares represented by ADSs only in accordance with the provisions of our ADS deposit agreement and Indian law. Holders of ADSs are not entitled to attend or vote at shareholders meetings. A holder of ADSs may withdraw from the ADS facility the related underlying shares and vote as a direct shareholder, but there may not be sufficient time to do so after the announcement of an upcoming vote. If requested by us, the depositary will notify holders of ADSs of upcoming votes and arrange to deliver our voting materials to holders of ADSs. The materials will describe the matters to be voted on and explain how holders of ADSs on a record date specified by the depositary may instruct the depositary to vote on the deposited securities underlying the ADSs as directed by the holders of ADSs. For the instructions to be valid, the depositary must receive them in writing on or before a date specified by the depositary. The depositary will try, insofar as practicable, subject to Indian laws and the provisions of our Articles of Association, to vote or have its agents vote the deposited securities as instructed. The depositary will only vote as instructed and is not entitled to exercise any voting discretion. If the depositary timely receives voting instructions from a holder of ADSs and which fails to specify the manner in which the depositary is to vote the shares underlying such holder’s ADSs, such holder will be deemed to have instructed the depositary to vote in favor of the items set forth in such voting instructions. If the depositary does not receive timely instructions from a holder of ADSs, the holder shall be deemed to have instructed the depositary to give a discretionary proxy to a person designated by us, subject to the conditions set forth in the deposit agreement. If requested by us, the depositary is required to represent all shares underlying the outstanding ADSs, regardless whether timely instructions have been received from the holders of such ADSs, for the sole purpose of establishing a quorum at a meeting of shareholders.

Ordinary resolutions may be passed by simple majority of those shareholders present and voting at the meeting. Special resolutions require that the votes cast in favor of the resolution must be at least three times the votes cast against the resolution. The Companies Act provides that in order to amend the Articles of Association, a special resolution is required to be passed in a general meeting. Dissolutions, mergers or consolidations, transfers of the whole or a significant part of our business to another company or taking over the whole of the business of any other company and, in any case where shareholding of public financial institutions and banks exceeds 25%, appointment of statutory auditors, each require a special resolution. Our Articles of Association do not permit cumulative voting for the election of our directors.

A shareholder may exercise his voting rights by proxy to be given in the form required by our Articles of Association. The instrument appointing a proxy is required to be lodged with the company at least 48 hours before the time of the meeting. A shareholder may, by a single power of attorney, grant a general power of representation regarding several general meetings of shareholders. Any of our shareholders may appoint a proxy. A corporate shareholder is also entitled to nominate a representative to attend and vote on its behalf at general meetings. A proxy may not vote except on a poll and does not have a right to speak at meetings. A shareholder which is a legal entity may appoint an authorized representative who can vote in all respects as if a shareholder both on a show of hands and a poll.

The Companies Act allows for a company to issue shares with differential rights as to dividend, voting or otherwise subject to other conditions. In this regard, the laws require that for a company to issue shares with differential voting rights the company must have had distributable profits in terms of the Companies Act for a period of three financial years, the company has not defaulted in filing annual accounts and annual returns for the immediately preceding three years, the articles of association of such company must allow for the issuance of such shares with differential voting rights and such other conditions set forth in the Companies (Issue of Share Capital with Differential Voting Rights) Rules, 2001 must be fulfilled.

Convertible Securities/Warrants

We may issue from time to time debt instruments that are partly and fully convertible into shares and/or warrants to purchase shares.

Register of Shareholders and Record Dates

We are obliged to maintain a register of shareholders at our registered office in Mumbai or at some other place in the same city. The register and index of our beneficial owners maintained by a depository under the Depositories Act, 1996 is deemed to be a part of the index of members and register of shareholders. We recognize as shareholders only those persons who appear on our register of shareholders and we cannot recognize any person holding any Share or part of it upon any trust, express, implied or constructive, except as permitted by law. In the case of shares held in physical form, we register transfers of shares on the register of shareholders upon lodgment of the share transfer form duly complete in all respects accompanied by a share certificate or if there is no certificate, the letter of allotment in respect of shares transferred together with duly stamped transfer forms. In respect of electronic transfers, the depository transfers shares by entering the name of the purchaser in its books as the beneficial owner of the shares. In turn, we enter the name of the depository in our records as the registered owner of the shares. The beneficial owner is entitled to all the rights and benefits as well as the liabilities with respect to the shares that are held by the depository.

For the purpose of determining the shareholders, the register may be closed for periods not exceeding 45 days in any one year or 30 days at any one time. In order to determine the shareholders entitled to dividends we keep the register of shareholders closed for approximately 21 days, generally in June or July of each year. Under the listing regulations of the stock exchanges on which our outstanding shares are listed, we may, upon at least 15 days’ advance notice to these stock exchanges (or 21 days advance notice in the event the shares are traded on the stock exchanges in physical format), set a record date and/or close the register of shareholders in order to ascertain the identity of shareholders entitled to the dividend. The trading of shares and the delivery of certificates in respect thereof may continue while the register of shareholders is closed.

Annual Report and Financial Results

Our Indian GAAP audited financial statements for the relevant fiscal year, the directors’ report and the auditors’ report, collectively the Annual Report, must be laid before the Annual General Meeting. These also include other financial information, a corporate governance section and management’s discussion and analysis report and general shareholders’ information and are also made available for inspection at our registered office during normal working hours for 21 days prior to our annual general meeting.

Under the Companies Act, we must file the Annual Report with the Registrar of Companies within seven months from the close of the accounting year or within 30 days from the date of the annual general meeting, whichever is earlier. As required under listing agreements with the applicable stock exchanges, copies are required to be simultaneously sent to all the stock exchanges on which our shares are listed. We must also publish our financial results in at least one English language daily newspaper circulating in the whole or substantially the whole of India and also in a newspaper published in the language of the region where our registered office is situated.

We submit information, including our Annual Report, half yearly financial statements, report on corporate governance and the shareholding pattern statement, in accordance with the requirements of the listing agreement with the Luxembourg Stock Exchange and the Singapore Stock Exchange.

Transfer of Shares

Shares held through depositories are transferred in book-entry form or in electronic form in accordance with the regulations laid down by the SEBI. These regulations provide the regime for the functioning of the depositories and the participants and set out the manner in which the records are to be kept and maintained and the safeguards to be followed in this system. Transfers of beneficial ownership of shares held through a depository are exempt from stamp duty. We have entered into an agreement for these depository services with National Securities Depository Limited and the Central Depository Services (India) Limited.

The SEBI requires that all investors hold our shares in book-entry form for trading and settlement purposes, except for transactions that are not made on a stock exchange and transactions that are not required to be reported to the stock exchange.

The requirement to hold shares in book-entry form will apply to ADS holders when the shares are withdrawn from the depositary facility upon surrender of the ADSs. In order to trade in our shares in the Indian market, the withdrawing ADS holder will be required to comply with the procedures above.

Our ordinary shares are freely transferable, subject only to the provisions of the Companies Act under which, if a transfer of shares contravenes the SEBI provisions or the regulations issued under it or any other law for the time being in force or the Sick Industrial Companies (Special Provisions) Act, 1985, or SICA, or any other similar law, the Indian Company Law Board may, on an application made by the company, a depository incorporated in India, an investor, the SEBI or other parties, direct a rectification of the register of records. If a company without sufficient cause refuses to register a transfer of shares within two months from the date on which the instrument of transfer is delivered to the company, the transferee may appeal to the Indian Company Law Board seeking to register the transfer of equity shares. The Indian Company Law Board may in its discretion, issue an interim order suspending the voting rights attached to the relevant equity shares before completing its investigation of the alleged contravention. Under the Companies (Second Amendment) Act, 2002, the operative provisions of which are yet to come into force, the Indian Company Law Board is proposed to be replaced with the National Company Law Tribunal. Further, under the Sick Industrial Companies (Special Provisions) Repeal Act, 2003, the SICA is sought to be repealed and the Board of Industrial and Financial Reconstruction, as constituted under the SICA, is to be replaced with the National Company Law Tribunal.

Pursuant to the Listing Agreement, in the event we have not effected the transfer of shares within one month or where the Issuer has failed to communicate to the transferee any valid objection to the transfer within the stipulated time period of one month, the Issuer is required to compensate the aggrieved party for the opportunity loss caused during the period of the delay.

The Companies Act provides that the shares or debentures of the public listed company (like the Issuer) shall be freely transferable. Our Articles of Association provide for restrictions on the transfer of shares, including granting power to the board of directors in certain circumstances to refuse to register or acknowledge transfer of shares or other securities issued by us. However, under the Companies Act the enforceability of these transfer restrictions is unclear.

Acquisition of Our Own Shares

The Company is prohibited from acquiring its own shares unless the consequent reduction of capital is effected by an approval of at least 75% of its shareholders voting on the matter in accordance with the Companies Act, 1956 and is also sanctioned by a High Court of competent jurisdiction. However, pursuant to amendments to the Companies Act, a company has been empowered to purchase its own shares or other specified securities out of its free reserves, or the securities premium account or the proceeds of any shares or other specified securities (other than the kind of shares or other specified securities proposed to be bought back) subject to the following conditions:

(i)	the buy back should be authorized by the Articles of Association;

(ii)	a special resolution has been passed in a general meeting of us authorizing the buy back;

(iii)	the buy back is limited to 25% of the total paid up capital and free reserves;

(iv)	the debt owed by us (including all amounts of unsecured and secured debt) is not more than twice the capital and free reserves after the buy back; and

(v)	the buy-back is in accordance with the Securities and Exchange Board of India (Buy-Back of Securities) Regulations, 1998.

The condition mentioned above in (ii) would not be applicable if the buy-back is for less than 10% of the total paid-up equity capital and free reserves of the company and provided that this buy-back has been authorized by the board of directors of the company. A company buying back its securities is required to extinguish and physically destroy the securities so bought back within seven days of the last date of completion of the buy-back. Further, a company buying back its securities is not permitted to buy-back any securities for a period of one year from the buy-back and to issue securities for six months. The aforesaid restriction relating to the one year period does not apply to a buyback authorized by a special resolution of the shareholders in general meeting.

A company is also prohibited from purchasing its own shares or specified securities through any subsidiary company including its own subsidiary companies or through any investment company (other than a purchase of shares in accordance with a scheme for the purchase of shares by trustees of or for shares to be held by or for the benefit of employees of the company) or if the company is defaulting on the repayment of deposit or interest, redemption of debentures or preference shares or payment of dividend to a shareholder or repayment of any term loan or interest payable thereon to any financial institution or bank, or in the event of non-compliance with other provisions of the Companies Act.

Liquidation Rights

Subject to the rights of creditors, workmen and of the holders of any other shares entitled by their terms of issue to preferential repayment over the shares, in the event of our winding up, the holders of our shares are entitled to be repaid the amounts of capital paid-up or credited as paid-up on these shares, or in case of shortfall, proportionately. All surplus assets after payments due to workmen, the holders of any preference shares and other creditors belong to the holders of the equity shares in proportion to the amount paid up or credited as paid-up on these shares respectively at the commencement of the winding-up.

C.	Material Contracts.

Except for the Tata Brand Equity and Business Production Agreement incorporated by reference into this annual report as Exhibit 4.1., which is described in Item 4.C. of this annual report, neither Tata Motors Limited nor any of its consolidated subsidiaries or associated companies is a party to any material contract other than contracts entered into in the ordinary course of business.

D.	Exchange Controls.

General

Prior to June 1, 2000, foreign investment in Indian securities, including the acquisition, sale and transfer of securities of Indian companies, was regulated by the Foreign Exchange Regulation Act, 1973, or FERA, and the notifications issued by the Reserve Bank of India or RBI thereunder.

With effect from June 1, 2000, foreign investment in Indian securities is regulated by the Foreign Exchange Management Act 1999, or FEMA (as amended from time to time), and the rules, regulations and notifications made under FEMA. A person resident outside India can transfer any security of an Indian company or any other security to an Indian resident only under the terms and conditions specified in FEMA and the rules and regulations made thereunder or as permitted by the RBI.

The RBI issued the Foreign Exchange Management (Transfer or issue of Security by a Person Resident Outside India) Regulations 2000, or the Regulations, to regulate the issue of Indian securities including American depository receipts to persons resident outside India and the transfer of Indian securities by or to persons resident outside India.

The Regulations provide that an Indian entity may issue securities to a person resident outside India or record in its books any transfer of security from or to such person only in the manner set forth in FEMA and the rules and regulations made thereunder or as permitted by the RBI.

Foreign Direct Investment

The Government of India, pursuant to its liberalization policy, set up the Foreign Investment Promotion Board, or the FIPB, to regulate all foreign direct investment into India. Foreign Direct Investment, means investment by way of subscription and/or purchase of securities of an Indian company by a non resident investor. FIPB approval is required for investment in some sectors, including housing, petroleum (other than refining), defense and strategic industries. Also, the following investments would require the prior permission of the FIPB:

•	investments, including a transfer of shares, in excess of specified sectoral caps;

•	investments by a foreign investor who has an existing joint venture or technology transfer/trade mark agreement in the same field. However, prior FIPB approval will not be required in case of investment made by a venture capital fund registered with SEBI or where the investment in the existing joint venture is less than 3.0 per cent. or where the existing joint venture is defunct or sick

•	investment being more than 24% in the equity capital of units manufacturing items reserved for small scale industries;

•	investments by an unincorporated entity;

•	investment in industries for which industrial licensing is compulsory; and

•	all proposals relating to acquisition of shares of an Indian company by a foreign investor (including individuals of Indian nationality or origin residing outside India (a “Non-Resident Indian”), the activities of which company are not under the “automatic” route under existing Indian foreign investment policy or where the Indian company is engaged in the financial services sector or where the acquisition of shares attracts the provisions of the Takeover Code.

Subject to certain exceptions, Foreign Direct Investment and investment by individuals of Indian nationality or origin residing outside India, or Non-Resident Indians, in Indian companies does not require the prior approval of the FIPB or the RBI. The Government has indicated that in all cases where Foreign Direct Investment is allowed on an automatic basis without FIPB approval the RBI would continue to be the primary agency for the purposes of monitoring and regulating foreign investment. In cases where FIPB approval is obtained, no approval of the RBI is required, although a declaration in the prescribed form, detailing the foreign investment, must be filed with the RBI once the foreign investment is made in the Indian company. The foregoing description applies only to an issuance of shares by, and not to a transfer of shares of, Indian companies.

The Government has set up the Foreign Investment Implementation Authority, or the FIIA in the Ministry of Commerce and Industry. The FIIA has been mandated to (i) translate foreign direct investment approvals into implementation, (ii) provide a proactive one-stop after-care service to foreign investors by helping them obtain necessary approvals, (iii) sort out operational problems and (iv) meet with various Government agencies to find solutions to foreign investment problems and maximize opportunities through a co-operative approach.

Pricing

The price of shares of a listed Indian company issued to non-residents under the foreign direct investment scheme on an automatic basis cannot be less than the price worked out in accordance with the guidelines issued by the SEBI for the preferential allotment of shares. Where an Indian company is not listed on any recognized stock exchange in India the minimum issue price of the shares would be based on a fair valuation of shares done by a chartered accountant as per the guidelines issued by the erstwhile Controller of Capital Issues.

Every Indian company issuing shares or convertible debentures in accordance with the Regulations is required to submit a report to the RBI within 30 days of receipt of the consideration and another report within 30 days from the date of issue of the shares to the non-resident purchaser. The above description applies only to an initial issue of shares or convertible debentures by an Indian company.

The above description applies only to a fresh issue of shares or convertible debentures by an Indian company.

Portfolio Investment by Foreign Institutional Investors

In September 1992, the Government issued guidelines that enable foreign institutional investors, including institutions such as pension funds, investment trusts, asset management companies, nominee companies and incorporated/institutional portfolio managers referred to as Foreign Institutional Investors, or FIIs, to make portfolio investments in all securities of listed and unlisted companies in India. Investments by registered Foreign Institutional Investors or Non-Resident Indians made through a stock exchange are known as Portfolio Investments. Foreign investors wishing to invest and trade in Indian securities in India under these guidelines are required to register with the SEBI and obtain a general permission from the RBI under the Foreign Exchange Management Act, 1999. However, since the SEBI provides a single window clearance, a single application must be made to the SEBI. Foreign investors are not necessarily required to register with the SEBI under the Securities and Exchange Board of India (Foreign Institutional Investors) Regulations 1995 (the “Foreign Institutional Investor Regulations”) as Foreign Institutional Investors and may invest in securities of Indian companies pursuant to the Foreign Direct Investment route discussed above.

Foreign Institutional Investors who are registered with the SEBI are required to comply with the provisions of the Securities and Exchange Board of India (Foreign Institutional Investors) Regulations, 1995, or Foreign Institutional Investor Regulations. A registered foreign institutional investor may buy, subject to the ownership restrictions discussed below, and sell freely securities issued by any Indian company, realize capital gains on investments made through the initial amount invested in India, subscribe to or renounce rights offerings for shares, appoint a domestic custodian for custody of investments made and repatriate the capital, capital gains, dividends, income received by way of interest and any compensation received towards sale or renunciation of rights offerings of shares. A Foreign Institutional Investor may not hold more than 10% of the total issued capital of a company in its own name; a corporate/individual sub-account of the Foreign Institutional Investor may not hold more than 5% of the total issued capital of a company, and a broad based sub-account may not hold more than 10% of the total issued capital of a company. The total holding of all Foreign Institutional Investors in a company is subject to a cap of 24% of the total paid up capital of a company, which can be increased to the relevant sectoral cap/ceiling applicable to the said company under the Foreign Direct Investment Regime with the passing of a special resolution by the shareholders of the company in a general meeting.

In terms of recent amendments made to the Foreign Institutional Investor Regulations, FIIs are permitted to purchase shares and convertible debentures, subject to the FII limits, of an Indian company either through:

•	a public offer, where the price of the shares to be issued is not less than the price at which the shares are issued to Indian residents, or

•	a private placement, where the price of the shares to be issued is not less than the price according to the terms of the relevant guidelines or the guidelines issued by the former Controller of Capital Issues.

Registered FIIs are generally subject to tax under Section 115AD of the Income Tax Act of 1961. There is uncertainty under Indian law as to the tax regime applicable to FIIs that hold and trade in ADSs and Shares. See “Item 10.E — Taxation — Indian Taxation”.

Portfolio Investment by Non-Resident Indians

A variety of methods for investing in shares of Indian companies are available to Non-Resident Indians. These methods allow Non-Resident Indians to make Portfolio Investments in shares and other securities of Indian companies on a basis not generally available to other foreign investors. In addition to Portfolio Investments in Indian companies, non-resident Indians may also make foreign direct investments in Indian companies pursuant to the Foreign Direct Investment route discussed above.

Transfer of shares and convertible debentures of an Indian company by a person resident outside India

Subject to what is stated below, a person resident outside India may transfer the shares or debentures held by him in Indian companies in accordance with the Regulations. A non-resident, or a Non-Resident Indian, may transfer by way of sale the shares or convertible debentures held by him to any other non-resident without the prior approval of the RBI or the FIPB. Approval of the FIPB will however be required in cases where the person to whom the shares are being transferred has an existing or previous venture or tie-up in India through investment in shares or debentures or a technical collaboration or a trade mark agreement or investment howsoever called in the same field or allied field, other than in the information technology field and certain relaxations in the mining sector, as that in which the Indian company whose shares are being transferred is engaged, unless the existing venture is defunct or the parties’ investment in the existing venture is less than 3%. Further, a non-resident may transfer any security held by him to a person resident in India by way of gift.

Pursuant to a recent liberalisation, non-residents (other than erstwhile overseas corporate bodies, foreign nationals, Non-Resident Indians, FIIs) are permitted to purchase shares or convertible debentures of an Indian company (subject to applicable sectoral caps), other than an Indian company engaged in the financial services sector, from a resident of India without the prior approval of the RBI, subject to compliance with prescribed conditions, pricing guidelines, submission of required documents and reporting and obtaining a certificate from the applicable authorised dealer. Similarly, a non-resident (i.e. incorporated non-resident entity, erstwhile overseas corporate bodies, foreign nationals, Non-Resident Indians, FIIs) may sell shares or convertible debentures of an Indian company (subject to applicable sectoral caps), on a recognized stock exchange through a registered broker, other than of an Indian company engaged in the financial services sector, to a resident of India without the prior approval of the RBI, subject to compliance with prescribed pricing guidelines, submission of required documents and reporting and obtaining a certificate from the applicable authorised dealer.

Sponsored ADR Schemes

By notification dated November 23, 2002, the RBI has permitted existing shareholders of Indian companies to sell their shares through the issuance of ADRs against the block of existing shares of the Indian company, subject to the following conditions:

•	The facility to sell the shares would be available pari passu to all categories of shareholders.

•	The sponsoring company whose shareholders propose to divest existing shares in the overseas market through issue of ADRs will give an option to all its shareholders indicating the number of shares to be divested and the mechanism how the price will be determined under the ADR norms. If the shares offered for divestment are more than the pre-specified number to be divested, shares would be accepted from the existing shareholders in proportion to their existing shareholdings.

•	The proposal for divestment of the shares would have to be approved by a special resolution of the Indian company.

•	The proceeds of the ADR issue raised abroad shall be repatriated into India within a period of one month from the closure of the issue. However, the proceeds of the ADR issue can also be retained abroad to meet the future foreign exchange requirements of the company and by a recent notification this facility has been extended indefinitely until further notice.

•	The issue related expenses in relation to public issue of ADRs under this scheme would be subject to a ceiling of 4% of the issue size in the case of public issues and 2% of the issue size in the case of private placements. The issue related expenses would include underwriting commissions, lead managers’ charges, legal expenses and reimbursable expenses. The issue expenses shall be passed on to the shareholders participating in the sponsored issue on a pro rata basis.

Transfer of ADRs by Non-residents

The Ministry of Finance, Government of India, has granted general permission for the transfer of ADRs outside India and also permitted non-resident holders of ADRs to surrender ADRs in exchange for the underlying shares. Pursuant to the terms of the Deposit Agreement an investor who surrenders ADRs and withdraws shares is permitted to re-deposit such shares subject to the total issued ADRs and obtain ADRs at a later time.

Fungibility of ADRs

In March 2001, the RBI has permitted the re-conversion of shares of Indian Companies into ADRs, subject to the following conditions:

•	the Indian company has issued ADRs;

•	the shares of the Indian company are purchased by a registered stock broker in India in the name of the Depository, on behalf of the non-resident investor who wishes to convert such shares into ADRs;

•	shares are purchased on a recognized stock exchange;

•	the shares are purchased with the permission of the custodian of the ADRs of the Indian company and are deposited with the custodian;

•	the issuer company has authorized the custodian to accept shares from non-resident investors for re-issuance of ADRs;

•	the number of shares so purchased do not exceed the ADRs converted into underlying shares, and are in compliance with the sectoral caps applicable under the Foreign Direct Investment regime; and

•	the non-resident investor, broker, custodian and the overseas depository comply with the provisions of the Depository Receipt Mechanism and the guidelines issued thereunder from time to time.

Also the RBI has prescribed that the domestic custodians are the entity required to ensure compliance with the RBI guidelines and to file reports with the RBI from time to time, the domestic custodian is also required to perform the following functions:

•	provide a certificate to the RBI and the SEBI stating that the sectoral caps for foreign investment in the relevant company have not been breached;

•	monitor the total number of ADRs that have been converted into underlying shares by non-resident investors;

•	liaise with the issuer company to ensure that the foreign investment restrictions, if any, are not being breached; and

•	file a monthly report about the ADR transactions under the two-way fungibility arrangement with the RBI and the SEBI.

E.	Taxation.

This section describes the material United States federal and Indian stamp duty and income and service tax consequences of owning shares or ADSs. It applies to you only if you hold your shares or ADSs as capital assets for tax purposes. This section does not apply to you if you are a member of a special class of holders subject to special rules, including:

•	a dealer in securities,

•	a trader in securities that elects to use a mark-to-market method of accounting for securities holdings,

•	a tax-exempt organization,

•	a life insurance company,

•	a person liable for alternative minimum tax,

•	a person that actually or constructively owns 10% or more of our voting stock,

•	a person that holds shares or ADSs as part of a straddle or a hedging or conversion transaction, or

•	a U.S. holder (as defined below) whose functional currency is not the dollar.

This section is based on the Internal Revenue Code of 1986, as amended, its legislative history, existing and proposed regulations, published rulings and court decisions, and the laws of India all as currently in effect, as well as on the Convention Between the Government of the United States of America and the Government of the Republic of India for the Avoidance of Double Taxation and the Prevention of Fiscal Evasion with Respect to Taxes on Income (the “Treaty”). These laws are subject to change, possibly on a retroactive basis. In addition, this section is based in part upon the representations of the Depositary and the assumption that each obligation in the Deposit Agreement and any related agreement will be performed in accordance with its terms.

You are a U.S. holder if you are a beneficial owner of shares or ADSs and you are, for U.S. federal income tax purposes:

•	a citizen or resident of the United States,

•	a domestic corporation,

•	an estate whose income is subject to United States federal income tax regardless of its source, or

•	a trust if a United States court can exercise primary supervision over the trust’s administration and one or more United States persons are authorized to control all substantial decisions of the trust.

With regard to Indian tax, the following discussion addresses only the tax consequences for persons that are “non-residents” of India, as defined in the Indian Income Tax Act of 1961, or the Income Tax Act and is based on the provisions of Section 115AC and other applicable provisions of the Income Tax Act and the Issue of Foreign Currency Convertible Bonds and Ordinary Shares (through Depository Receipt Mechanism) Scheme 1993 promulgated by the Government of India, or together the Section 115AC Regime.

You should consult your own tax advisor regarding the United States federal, state and local and the Indian and other tax consequences of owning and disposing of shares and ADSs in your particular circumstances.

This discussion addresses only United States federal income taxation and Indian stamp duty and income and service taxation.

In general, and taking into account the earlier assumptions, for United States federal income and Indian tax purposes, if you hold ADRs evidencing ADSs, you will be treated as the owner of the shares represented by those ADRs. Exchanges of shares for ADRs, and ADRs for shares, generally will not be subject to United States federal income or to Indian tax, but such exchange may give rise to Indian stamp duty as described below under “— Stamp Duty”.

Taxation of Dividends

Indian Taxation. Dividends paid to non-residents of India will not be liable to tax. However, the Company will be liable to pay a “dividend distribution tax” currently at the rate of 12.5% (plus a surcharge at 10% and education cess at the rate of 2% on the dividend distribution tax and surcharge) on the total amount distributed as a dividend.

Distributions to non-residents of India of additional ADSs or shares or rights to subscribe for such shares made with respect to ADSs or shares are not subject to Indian tax.

United States Federal Income Taxation.

U.S. Holders. Under the United States federal income tax laws, and subject to the passive foreign investment company, or PFIC rules, if you are a U.S. holder, the gross amount of any dividend we pay out of our current or accumulated earnings and profits (as determined for United States federal income tax purposes) is subject to United States federal income taxation. If you are a noncorporate U.S. holder, dividends paid to you in taxable years beginning before January 1, 2009 that constitute qualified dividend income will be taxable to you at a maximum tax rate of 15% provided that you hold the shares or ADSs for more than 60 days during the 121-day period beginning 60 days before the ex-dividend date and meet other holding period requirements. Dividends we pay with respect to the shares or ADSs generally will be qualified dividend income.

The dividend is taxable to you when you, in the case of shares, or the Depositary, in the case of ADSs, receive the dividend, actually or constructively. The dividend will not be eligible for the dividends-received deduction generally allowed to United States corporations in respect of dividends received from other United States corporations.

The amount of the dividend distribution that you must include in your income as a U.S. holder will be the U.S. dollar value of the rupee payments made, determined at the spot rupee/U.S. dollar rate on the date the dividend distribution is includible in your income, regardless of whether the payment is in fact converted into U.S. dollars. Generally, any gain or loss resulting from currency exchange fluctuations during the period from the date you include the dividend payment in income to the date you convert the payment into U.S. dollars will be treated as ordinary income or loss and will not be eligible for the special tax rate applicable to qualified dividend income. The gain or loss generally will be income or loss from sources within the Untied States for foreign tax credit limitation purposes.

Distributions in excess of current and accumulated earnings and profits, as determined for United States federal income tax purposes, will be treated as a non-taxable return of capital to the extent of your basis in the shares or ADSs and thereafter as capital gain.

Dividends will be income from sources outside the United States. Dividends paid in taxable years beginning before January 1, 2007 generally will be “passive” or “financial services” income, and dividends paid in taxable years beginning after December 31, 2006 will, depending on your circumstances, be “passive” or “general” income which, in either case, is treated separately from other types of income for purposes of computing the foreign tax credit allowable to you.

Distributions of additional shares to you with respect to shares or ADSs that are made as part of a pro rata distribution to all of our shareholders generally will not be subject to United States federal income tax.

Taxation of Capital Gains

Indian Taxation

Capital Gains Generally. Under Section 115AC and other applicable provisions of the Income tax act 1961, any gain realized on the sale outside India of the ADSs from one non-resident of India to another non-resident holder is not subject to Indian capital gains tax. However, it is unclear whether a capital gain derived from the sale of rights by a non-resident of India to another non-resident holder outside India may be subject to attract Indian capital gains tax.

Capital gains arising to the non-resident investor on the transfer of the equity shares (including shares received in exchange of the ADSs) whether in India or outside India to a non-resident investor or Indian resident, will be liable for income tax under the provisions of the Income Tax Act.

Equity shares (including shares issuable on the exchange of the ADSs) held by the non-resident investor for a period of more than 12 months are treated as long-term capital assets. If the equity shares are held for a period of 12 months or less, the capital gains arising on the sale thereof is to be treated as short-term capital gains. A non-resident holder’s holding period (for purposes of determining the applicable Indian capital gains tax rate) in respect of Shares received in exchange for ADSs commences on the date of the advice of withdrawal of such Shares by the relevant Depository to its custodian.

For the purpose of computing capital gains tax on the sale of the equity shares, the cost of acquisition of equity shares received in exchange for ADSs will be determined on the basis of the prevailing price of the Shares on the Indian Stock Exchanges as on the date on which the relevant Depository gives notice to its Custodian for the delivery of such equity shares upon redemption of the ADSs, while the cost of acquisition of shares directly converted from the ADSs will be determined on the basis of the price prevailing on the Indian Stock Exchanges on the date of conversion into equity shares.

With effect from October 1, 2004 any gain realised on the sale of listed equity shares held for more than 12 months will not be subject to Indian capital gains tax if the Securities Transaction Tax (“STT”) has been paid on the transaction. The STT will be levied on and collected by a domestic stock exchange on which equity shares are sold at the rate of 0.01% from the seller and at the rate of 0.1% from the purchaser on the total price at which the equity shares are sold.

Any gain realised on the sale of equity shares held for more than 12 months on which no STT has been paid will be subject to Indian capital gains tax at the rate of 10% plus applicable surcharge on income tax and education cess at the rate of 2.0% of the tax and surcharge.

With effect from October 1, 2004 capital gains realised in respect of equity shares held (calculated in the manner set forth in the prior paragraph) for 12 months or less (short term gain) on which STT is paid in the manner and rates set out above, is subject to tax at the rate of 10% plus applicable surcharge on income tax and an education cess at the rate of 2.0% of the tax and surcharge. In the event that no STT is paid, short term gain is subject to tax at variable rates with the maximum rate of 40% plus applicable rate of surcharge on income tax and education cess at the rate of 2.0% of the tax and surcharge. The actual rate of tax on short term gains depends on a number of factors, including the legal status of the non-resident holder and the type of income chargeable in India.

Tax on capital gains is to be deducted at source by the person paying for the shares in accordance with the relevant provisions of the Income Tax Act.

The provisions of the Agreement of Avoidance of Double Taxation entered into by Government with the country of residence of the non-resident investor will be applicable to the extent that they are more beneficial to the non-resident investor.

Capital Losses. The Section 115AC Regime does not deal with capital losses arising on a transfer of shares. In general terms, losses arising from a transfer of a capital asset in India can only be set off only against capital gains and not against any other income. A short-term capital loss can be set off against a capital gain, whether short-term or long-term. However, long term capital loss can only be set off against long term capital gain and not against short term capital gain. To the extent that the losses are not absorbed in the year of transfer, they may be carried forward for a period of eight assessment years immediately succeeding the assessment year for which the loss was first determined and may be set off against the capital gains assessable for such subsequent assessment years. In order to set off capital losses in this manner, the non-resident investor would be required to file appropriate and timely tax returns in India and undergo the usual assessment procedures.

Tax Treaties. Dividend income is not subject to tax in India in the hands of the holder of the shares. If any Shares are held by a U.S. holder following withdrawal thereof from the depository facility under the Deposit Agreement, provisions of any double taxation treaty, if any, entered into by India with the country of residence of such U.S. holder will be applicable to taxation of any capital gain arising from transfer of such shares.

However, during the period of fiduciary ownership of Shares in the hands of the Overseas Depository Bank, the provisions of Double Taxation Avoidance Agreement entered into by the Government of India with the country of residence of the Overseas Depository Bank will be applicable in the matter of taxation of capital gains in respect of ADSs.

Stamp Duty. Under Indian law, any transfer of ADSs will be exempt from liability to Indian stamp duty. Purchasers of shares who seek to register such shares on the share register of the company are required to pay Indian stamp duty at the rate of Rs.0.25 for every Rs.100 or part thereof of the market value of such shares. In order to register a transfer of shares in the physical form with the company, it is necessary to present a stamped deed of transfer. An acquisition of shares in physical form from the Depository in exchange for ADSs representing such shares will not render an investor liable to Indian stamp duty but the company will be required to pay stamp duty at the applicable rate on the Share Certificate. However, since our shares are compulsorily deliverable in dematerialized form (except for trades of up to 500 shares which may be delivered in physical form), no stamp duty is payable on the acquisition or transfer of shares in dematerialized form.

Service Tax. Brokerage or commission fees paid to stockbrokers in India in connection with the sale or purchase of shares are now subject to an Indian service tax of 10% (plus a 2% education cess). A stockbroker is responsible for collecting such service tax at such rate and for paying the same to the relevant authority.

United States Federal Income Taxation.

U.S. Holders. If the shares and ADSs are not treated as stock of a PFIC, and if you are a U.S. holder and you sell or otherwise dispose of your shares or ADSs, you will recognize capital gain or loss for United States federal income tax purposes equal to the difference between the dollar value of the amount that you realize and your tax basis, determined in dollars, in your shares or ADSs. Capital gain of a non-corporate U.S. holder that is recognized before January 1, 2009 is generally taxed at a maximum rate of 15% where the holder has a holding period greater than one year. The gain or loss will generally be income or loss from sources within the United States for foreign tax credit limitation purposes.

Subject to certain limitations, Indian withholding tax, if any, will be creditable against your United States federal income tax liability. In the case of income to which Indian withholding for short-term capital gains applies, the income may be general limitation income rather than passive income.

PFIC Rules. We believe that shares and ADSs should not be treated as stock of a PFIC for United States federal income tax purposes, but this conclusion is a factual determination that is made annually and thus may be subject to change.

F.	Dividends and Paying Agents

Not Applicable

G.	Statement by Experts

Not Applicable

H.	Documents on Display.

You may review a copy of this annual report at the Securities and Exchange Commission’s public reference room at 100 F Street, N.E., Washington, D.C. 20549. You may call the SEC at 1-800-732-0330 for additional information on how to obtain copies of all or any portion of the documents we file with or furnish to the SEC. The Securities and Exchange Commission also maintains a web site www.sec.gov that contains reports, proxy statements and other information regarding registrants that file electronically with the Securities and Exchange Commission.

We are subject to the information requirements of the Securities Exchange Act of 1934 and, in accordance therewith, will file annual reports on Form 20-F within six months of our fiscal year end and furnish other reports and information on Form 6-K with the Securities and Exchange Commission. These reports and other information can be inspected at the public reference room at the Securities and Exchange Commission and at the Securities and Exchange Commission regional offices listed above. You can also obtain copies of this material from the public reference room, the regional offices or by calling or writing the Securities and Exchange Commission upon payment of a prescribed fee. As a foreign private issuer, we are exempt from the rules under the Securities Exchange Act of 1934 prescribing the furnishing and content of proxy statements to shareholders.

I.	Subsidiary Information

Not Applicable.

Item 11.	Quantitative and Qualitative Disclosures about Market Risk.

Our exposure to financial risks derives primarily from changes in interest rates and foreign exchange rates. To mitigate these risks, we utilize derivative financial instruments, including interest rate option contracts and currency swap agreements, the application of which is primarily for hedging purposes and not for speculative purposes.

Interest Rate and Swap Agreements

Our exposure to interest rate risks relates primarily to:

•	our long term debt, which is normally utilised to finance capital expenditure;

•	our investment in marketable securities; and

•	our finance receivables

We are subject to market risk from exposure to changes in interest rates based on our financing, investing and cash management activities. We enter into various financial instrument transactions to maintain the desired level of exposure to the risk of interest rate fluctuations and to minimize interest expense. We have entered into exchange traded future and option contracts, interest rate caps and floors, along with various investments, to reduce the interest rate risk related to these activities.

There are particular shortcomings inherent in the sensitivity analyses presented below. The model assumes interest rate changes are instantaneous parallel shifts in the yield curve; however, in reality, changes are rarely instantaneous. Although some assets and liabilities may have similar maturities or periods to repricing, they may not react correspondingly to changes in market interest rates. Also, the interest rates on some types of assets and liabilities may fluctuate with changes in market interest rates, while interest rates on other types of assets may lag behind changes in market rates.

The sensitivity to a change in interest rates of 1% on our unhedged floating rate loans as at March 31, 2005 and March 31, 2004 is Rs.41.1 million and Rs.44.4 million, respectively. The sensitivity to a change in interest rates of 1% on the value of our portfolio of marketable securities as at March 31, 2004 and as on 31st March 2005 is Rs.124.4 million and Rs.64.8 million respectively.

We may have a prepayment and default risk with respect to our finance receivables due to any change in interest rates. Based on our model, with certain assumptions, the sensitivity to a 1% change in interest rates on the prepayment risk that is perceived by us on unearned finance charges as at March 31, 2005 and 2004 is Rs12.4 million and Rs10.9 million respectively. The sensitivity to a change in interest rates of 1% on the default (written off) amounts as at March 31, 2005 and 2004 is Rs34.8 million and Rs21.3 million, respectively, on the unsecuritised portion of our finance receivables.

Foreign Exchange Risk

The following table sets forth information relating to our foreign currency debt exposure for the periods indicated;

	2005	2004
	Percentage (%)
Total Foreign Currency denominated debt as percentage of total outstanding debt	83.8	63.6
Total US$ debt as percentage of total outstanding debt	83.5	49.7

We have foreign currency exposure related to buying, selling and financing in currencies, primarily in the dollar, other than the local currencies in which we operate. We are also exposed to foreign currency risk related to future earnings or assets and liabilities that are exposed due to operating cash flows and various financial instruments that are denominated in foreign currencies.

We use derivative instruments primarily to hedge our foreign exchange exposure, and also to hedge our interest rate exposure. Nevertheless, a weakening of the rupee against the dollar and other major foreign currencies may have an adverse effect on our cost of borrowing and consequently may increase the cost of financing our capital expenditures. In addition, we have experienced and expect to continue to experience foreign exchange losses and gains on obligations denominated in foreign currencies in respect of our borrowings.

The sensitivity to a change in currency prices of 1% per US$ on our unhedged foreign currency loans as at March 31, 2005 and 2004 is Rs113.0 million and Rs76.2 million, respectively.

We hedge most of our exports. However, some of our imports have remained unhedged during the year. The sensitivity to a 1% change in exchange rates of individual currencies against the rupee for the unhedged portion of our imports for the year ending March 31, 2005 and ending March 31, 2004 is Rs29.5 million and Rs26.3 million, respectively.

Investment price risk

The fair value of some of our investments in available-for-sale securities exposes us to equity price risks. In general, these securities are not held for trading purposes. These investments are subject to changes in the market prices of the securities. The fair value of our available-for-sale, equity securities as of March 31, 2005 and 2004 was Rs13,284.5 and Rs7,586.8 million respectively. A 1% change in equity prices of available-for-sale securities held as at March 31, 2005 and 2004 would result in an impact of Rs132.8 million and Rs75.9 million, respectively.

Commodity price risk

Commodity price risk is the possibility of impact from changes in the prices of commodities, such as non-ferrous metals (like aluminum), ferrous alloys (like steel) and others (like rubber), which we use in the production of automotive vehicles and their components. We do not use derivative instruments to hedge the price risk associated with the purchase of these commodities. However, we cover some of these risks through long-term purchase contracts.

Our exposure to financial risks derives primarily from changes in interest rates and foreign exchange rates. To mitigate these risks, we utilize derivative financial instruments, including interest rate option contracts and currency swap agreements, the application of which is primarily for hedging purposes and not for speculative purposes.

Item 12.	Description of Securities Other than Equity Securities.

Not Applicable

PART II

Item 13.	Defaults, Dividend Arrearages and Delinquencies.

None.

Item 14.	Material Modifications to the Rights of Security Holders and Use of Proceeds.

None.

Item 15.	Controls and Procedures.

Based on their evaluation as of March 31, 2005, our Managing Director and Executive Director (Finance & Corporate Affairs), who are our Chief executive officer and Chief financial officer, respectively, have concluded that our disclosure controls and procedures as defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934 (the Exchange Act) are effective.

During the period covered by this annual report, there were no changes in our internal control over financial reporting that have materially affected or are reasonably likely to materially affect our internal control over financial reporting.

Item 16A.	Audit Committee Financial Expert.

The Audit Committee is responsible for review of our financial results, auditor’s reports, internal controls as well as compliance with the statutory laws and regulations of the country of incorporation and with the U.S. federal laws and regulations. The Committee also selects the independent registered public accounting firm and approves all related fees and compensation. It reviews the services performed by the independent registered public accounting firm and also reviews the procedures so as to ensure their independence.

We do not have a member who can be designated as an “audit committee financial expert”. However, Mr. J. K. Setna possesses the necessary qualifications as per applicable home country listing standards. Thus, while, the Audit Committee does not have an audit committee financial expert, it does have a member who meets the home country listing standards.

Item 16B.	Code of Ethics.

We have adopted the “Tata Code of Conduct” (hereinafter referred as to ‘the Code’) a written Code of Ethics which is applicable to all our employees, including the Chief executive officer, Chief financial officer, principal accounting officer, senior management, as well as all officers working in accounts, finance, treasury, internal audit, taxation, legal, secretarial, investor relations, Disclosure Committee, Audit Committee, Board of Directors and other departments. The Code is available at all our offices and is publicly available on the Company’s web-site.

In August 2004, our Audit Committee adopted a Policy that provided a formal mechanism for all our employees to approach our Management (the Audit Committee in case where the concern involves the Senior Management) and make protective disclosures to the Management about unethical behaviour, actual or suspected fraud or violation of the Company’s Code of Conduct or ethics policy. The Whistle Blower Policy is an extension of the Tata Code of Conduct, which requires every employee to promptly report to the Management any actual or possible violation of the Code or an event he becomes aware of that could affect the business or reputation of the Company. The disclosures reported are addressed in the manner and within the time frames prescribed in the Policy. We have not denied access to the Audit Committee to any of our employees for the same.

Item 16C.	Principal Accountant Fees and Services.

Our financial statements prepared in accordance with US GAAP, are audited by Deloitte Haskins and Sells (DHS), a firm registered with the Public Company Accounting Oversight Board (PCAOB) in the United States and an Indian firm of Chartered Accountants registered with the Institute of Chartered Accountants of India (ICAI).

DHS has some partners who are also partners in M/S A.F. Ferguson & Co. (AFF) and M/S S.B. Billimoria & Co. (SBB) who had been our Indian GAAP statutory auditors since inception up to year ended March 31, 2005. In our 60th Annual General Meeting held on July 11,2005, the shareholders approved the change of the Indian GAAP Statutory Auditors to DHS.

M/S A.F. Ferguson & Co. (AFF) has become a member firm of DHS from October 1, 2004. Accordingly the fees have been calculated proportionately for fiscals 2004 and 2005.

DHS has served as our independent public accountant for each of the years ended March 31, 2005 and March 31, 2004, for which audited financial statements appear in this annual report.

The following table presents the aggregate fees for professional services and other services rendered by DHS and the various member firms of Deloitte to Tata Motors Limited and its subsidiaries in fiscal 2004 and 2005. It excludes Rs.7.5 million and Rs.10 million for fiscals 2004 and 2005 respectively, paid for services rendered for earlier years.

	Fiscal year ended March 31,			Description of Services
	2004	2005	2005
	Rs. in millions		US$ in millions
Audit Fees	15.2	25.3	0.6	Audit of financial statements
Audit Related Fees	1.0	2.9	0.1	Services related to the performance of the audit or review of financial statements including advice related to the compliance of The Sarbanes-Oxley Act of 2002
Tax Fees	1.8	4.1	0.1	Tax audit, certification of foreign remittances and tax advisory services
Other Services	0.9	0.9	—	Audit of employee benefit funds; Other certifications and advisory services

Total	18.9	33.2	0.8

We have put in place a policy for pre-approval of services to be rendered by our Independent Registered Public Accounting firm and their member firms (‘independent accountants’). Under the said policy, any services that are rendered by our independent accountants need to be pre-approved by our Audit Committee. We do not engage our independent accountants for ‘prohibited services’. Our Audit Committee recommends the appointment and compensation of independent accountants. Our CFO or Company Secretary as also of our subsidiary companies, are required to submit for pre-approval to our Audit Committee, a list of services with the proposed compensation payable to the independent accountants at the beginning of each fiscal. In case of urgent requirements, our CFO and the Chairman of our Audit Committee would jointly approve any services that may be rendered by our independent accountants which would be subsequently approved at the next Audit Committee meeting.

The pre-approval is not required where the fees proposed to be paid for the non-audit services do not exceed 5% of the total amount of fees paid by us to our independent accountants during the fiscal, provided these were not recognised as non-audit services at the time of the engagement of such services. These non-audit services would be brought to the attention of the Audit Committee at the next meeting.

Item 16D.	Exemptions from the Listing Standards for Audit Committees.

Not Applicable

Item 16E.	Purchases of Equity Securities by the Issuer and Affiliated Purchasers.

There were no purchases made by or on behalf of us or any affiliated purchaser of any of our ordinary shares .

Item 17.	Financial Statements.

See Item 18.

Item 18.	Financial Statements.

The information required by this item is set forth beginning on page F-1 of this annual report.

Item 19.	EXHIBITS.

Exhibit Number	Description

1.1 —	Our Certificate of Incorporation

1.2 —	Our Memorandum and Articles of Association

2.2 —	Form of Amended and Restated Deposit Agreement among Tata Motors Limited, Citibank, N.A. as Depositary and all owners and holders from time to time of American Depositary Receipts, including the form of American Depositary Receipt**

4.1 —	Tata Brand Equity & Business Promotion Agreement, dated December 18, 1998, between Tata Sons Limited and Tata Engineering and Locomotive Company Limited (now Tata Motors Limited) *

7.1 —	Computation of Ratio of Net Debt to Shareholders’ Equity

8.1 —	List of our Subsidiaries

11.1 —	The Tata Code of Conduct*

12.1 —	Certification of the Principal Executive Officer required by Rule 13a - 14(a)

12.2 —	Certification of the Principal Financial Officer required by Rule 13a - 14(a)

13.1 —	Certification of the Chief Executive Officer required by Rule 13a - 14(b) and Section 1350 of Chapter 63 of Title 18 of the United States Code

13.2 —	Certification of the Chief Financial Officer required by Rule 13a - 14(b) and Section 1350 of Chapter 63 of Title 18 of the United States Code

We have not included as exhibits certain instruments with respect to our long-term debt, the amount of debt authorized under each of which does not exceed 10% of our total assets, and we agree to furnish a copy of any such instrument to the Securities Exchange Commission upon request.

*	Incorporated by reference to our Registration Statement on Form 20-F File No. 001-32294 filed on September 15, 2004

**	Incorporated by reference to our Registration Statement on Form F-6 (File no 333-119066) filed on September 16, 2004

SIGNATURES

The Registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

September 27, 2005

TATA MOTORS LIMITED

By	/s/ Ravi Kant
Name:	Ravi Kant
Title:	Managing Director

By	/s/ Praveen P Kadle
Name:	Praveen P Kadle
Title:	Executive Director

I NDEX TO CONSOLIDATED FINANCIAL STATEMENTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders

Tata Motors Limited:

We have audited the accompanying consolidated balance sheets of Tata Motors Limited and subsidiaries (the “Company”) as of March 31, 2004 and 2005, and the related consolidated statements of income, shareholders’ equity, and cash flows for each of the three years in the period ended March 31, 2005, all expressed in Indian rupees. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Tata Motors Limited and subsidiaries as of March 31, 2004 and 2005, and the results of their operations and their cash flows for each of the three years in the period ended March 31, 2005, in conformity with accounting principles generally accepted in the United States of America.

As described in Note 2 (a) to the financial statements, these financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America, which differ in certain material respects from accounting principles generally accepted in India, which form the basis of the Company’s general purpose financial statements.

Our audit for the year ended and as of March 31, 2005, also comprehended the translation of the Indian rupees amounts into U.S. dollar amounts and, in our opinion, such translation has been made in conformity with the basis stated in Note 2 (ac). The translation of the financial statement amounts into U.S. dollars have been made solely for the convenience of the readers.

/s/ Deloitte Haskins & Sells

Mumbai

June 6, 2005

Tata Motors Limited

Consolidated Balance Sheets

As of March 31, 2004 and 2005

	As of March 31,
	2004		2005		2005
	(In millions, except share and per share amounts)
ASSETS:
Current assets:
Cash and cash equivalents	Rs.	6,511.1	Rs.	4,873.3	US$	111.7
Short-term deposits with banks		2,727.7		15,731.2		360.6
Finance receivables (net of allowances of Rs. 120.7 million and Rs.129.6 million, respectively)		3,053.7		8,086.0		185.4
Accounts receivable (net of allowances of Rs. 1,282.2 million and Rs.745.5 million, respectively)		8,199.1		10,273.4		235.5
Inventories		15,143.7		21,353.6		489.5
Deferred income taxes		946.5		1,209.2		27.7
Prepaid expenses and other current assets (net of allowances of Rs. 508.3 million and Rs. 501.2 million, respectively)		5,254.6		10,705.7		245.4

Total current assets		41,836.4		72,232.4		1,655.8
Investments		27,052.3		30,437.0		697.8
Equity in affiliates		1,870.7		1,918.4		44.0
Finance receivables – non-current		5,222.6		11,839.2		271.4
Property, plant and equipment, net		35,478.5		38,905.9		891.9
Other non-current assets		2,414.9		3,816.8		87.5

Total assets	Rs.	113,875.4	Rs.	159,149.7	US$	3,648.4

LIABILITIES AND SHAREHOLDERS’ EQUITY:
Liabilities:
Current liabilities:
Accounts payable	Rs.	25,514.5	Rs.	25,896.3	US$	593.7
Acceptances		16,636.6		28,939.5		663.5
Accrued expenses and other current liabilities		10,294.8		11,779.4		270.0
Short-term debt		7,758.9		2,866.5		65.7

Total current liabilities		60,204.8		69,481.7		1,592.9
Deferred income taxes		4,059.8		5,295.2		121.4
Long-term debt		10,804.1		25,632.7		587.6

Total liabilities		75,068.7		100,409.6		2,301.9

Minority interest		1,429.1		2,330.9		53.4

Commitments and contingencies (See note 20)

Shareholders’ equity:
Ordinary shares; Par value Rs. 10 per share; authorized 400,000,000 shares for both years; issued and fully paid up 352,944,380 and shares 361,738,001 respectively; issued and partly paid up 13,750 shares partly paid up, both years		3,530.0		3,617.9		82.9
Additional paid-in capital		26,872.3		28,143.3		645.2
Accumulated other comprehensive income		4,578.6		10,614.1		243.3
Capital redemption reserve		22.8		22.8		0.5
Debenture redemption reserve		3,445.0		3,341.5		76.6
Special reserve		55.8		60.9		1.4
Accumulated (deficit) retained earnings		(1,126.9)		10,608.7		243.2

Total shareholders’ equity		37,377.6		56,409.2		1,293.1

Total liabilities and shareholders’ equity	Rs.	113,875.4	Rs.	159,149.7	US$	3,648.4

See accompanying notes to consolidated financial statements

Tata Motors Limited

Consolidated Statements of Income

For each of the years ended March 31, 2003, 2004 and 2005

	Years ended March 31,
	2003		2004		2005		2005
	(In millions, except share and per share amounts)
Revenues
Gross sales	Rs.	112,106.3	Rs.	162,176.6	Rs.	228,549.4	US$	5,239.6
Less: Excise duty		17,352.5		23,883.2		31,771.0		728.4

Net sales		94,753.8		138,293.4		196,778.4		4,511.2
Finance income		976.7		1,402.3		1,608.6		36.9

Total revenues		95,730.5		139,695.7		198,387.0		4,548.1
Cost of sales		74,038.5		108,159.6		156,906.7		3,597.1

Gross margin		21,692.0		31,536.1		41,480.3		951.0

Operating expenses
Selling, general and administrative		13,040.9		15,276.9		20,144.9		461.8
Research and development		1,536.2		1,282.0		2,532.4		58.1
Employee separation compensation (See note 17)		32.6		386.3		11.5		0.3

Total operating expenses		14,609.7		16,945.2		22,688.8		520.2

Operating income		7,082.3		14,590.9		18,791.5		430.8

Non-operating expense
Non-operating income, net		1,222.0		1,773.2		1,821.6		41.8
Interest income		412.4		349.6		761.6		17.5
Interest expense		(4,090.4)		(2,684.3)		(2,993.3)		(68.6)

Total non-operating expense		(2,456.0)		(561.5)		(410.1)		(9.3)

Income before income taxes		4,626.3		14,029.4		18,381.4		421.5
Income tax expense		(1,888.4)		(5,264.0)		(5,099.9)		(116.9)
Minority interest, net of tax		(14.7)		(228.9)		(365.7)		(8.4)
Equity in net income of affiliates, net of tax		46.1		363.4		340.4		7.8

Net income	Rs.	2,769.3	Rs.	8,899.9	Rs.	13,256.2	US$	304.0

Weighted average number of shares used in computing basic earnings per share:		319,777,248		328,306,904		359,837,353		359,837,353
Weighted average number of shares used in computing diluted earnings per share:		319,777,248		363,123,828		388,849,716		388,849,716

Earnings per share:
Basic	Rs.	8.7	Rs.	27.1	Rs.	36.8	US$	0.8
Diluted	Rs.	8.7	Rs.	25.3	Rs.	34.9	US$	0.8

See accompanying notes to consolidated financial statements

Tata Motors Limited

Consolidated Statements of Cash Flows

For each of the years ended March 31, 2003, 2004 and 2005

	Years ended March 31,
	2003		2004		2005		2005
	(In millions)
Cash flows from operating activities:
Net income	Rs.	2,769.3	Rs.	8,899.9	Rs.	13,256.2	US$	304.0
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation		3,879.2		4,117.7		4,888.8		112.1
Amortization of intangible assets		12.0		10.6		33.2		0.8
Gain on sale of finance receivables		(285.8)		(352.7)		(139.5)		(3.2)
Write offs of delinquent finance receivables		50.0		76.2		77.3		1.8
Allowances for delinquent finance receivables, net of recoveries		(20.8)		8.0		8.9		0.2
Equity in earnings of affiliates		(46.1)		(363.4)		(340.4)		(7.8)
(Gain) loss on sale of property, plant and equipment		(101.3)		72.1		(36.4)		(0.8)
Gain on sale of investment in affiliate		—		—		(29.8)		(0.7)
Impairment of property, plant and equipment		48.7		—		—		—
Deferred tax expense		1,626.5		4,113.9		904.9		20.7
Gain on sale of investments		(65.0)		(138.2)		(496.7)		(11.4)
Impairment of investments		—		83.4		40.0		0.9
Impairment of goodwill		150.1		—		—		—
Minority interest		14.7		228.9		365.7		8.4
Changes in working capital:
Accounts receivable		1,155.1		2,646.0		(1,720.1)		(39.4)
Prepaid expenses and other current assets		777.6		343.0		(735.5)		(16.9)
Inventories		(1,568.2)		(81.8)		(6,047.0)		(138.6)
Other non-current assets		37.9		(203.3)		(342.8)		(7.9)
Accounts payable		2,507.8		(210.6)		(674.1)		(15.5)
Acceptances		4,132.1		3,925.9		12,302.9		282.0
Accrued expenses and other current liabilities		286.8		3,952.0		1,490.8		34.2

Net cash provided by operating activities		15,360.6		27,127.6		22,806.4		522.9

Cash flows from investing activities:
Short-term bank deposits		—		(2,727.7)		(12,939.3)		(296.6)
Loans given to affiliate and others		—		—		(5,096.6)		(116.8)
Purchases of available-for-sale investments		(64.2)		(15,240.0)		(1,753.7)		(40.2)
Proceeds from sale of available-for-sale investments		—		44.7		4,977.3		114.1
Purchases of other investments		(40.0)		(389.3)		(1,708.6)		(39.2)
Proceeds from sale of other investments		169.5		98.5		1,127.8		25.9
Investments in affiliates		(360.1)		(60.7)		(401.7)		(9.2)
Proceeds from sale of investments in affiliates		—		—		91.2		2.1
Dividends received from affiliates		44.7		80.9		277.6		6.4
Net change in finance receivables		(7,031.0)		(8,238.2)		(14,243.1)		(326.5)
Proceeds from sale of finance receivables, net of retained interests		3,841.1		4,737.1		2,701.1		61.9
Cash flow from retained interests in securitized transactions		256.3		345.9		595.8		13.7
Purchases of property, plant and equipment		(2,874.4)		(2,643.0)		(7,736.5)		(177.4)
Proceeds from sale of property, plant and equipment		653.7		218.2		315.3		7.2
Purchase of intangible assets		(8.0)		(16.3)		(605.9)		(13.9)
Acquisition of subsidiaries, net of cash acquired		(88.2)		(1,181.5)		(186.6)		(4.3)

Net cash used in investing activities		(5,500.6)		(24,971.4)		(34,585.9)		(792.8)

Tata Motors Limited

Consolidated Statements of Cash Flows

For each of the years ended March 31, 2003, 2004 and 2005

	Years ended March 31,
	2003		2004		2005		2005
	(In millions)
Cash flows from financing activities:
Proceeds from issuance of shares, net of issue expenses		—		2,303.9		756.4		17.3
Proceeds from issue of shares by a subsidiary to minorities		0.9		1.0		738.9		16.9
Dividend paid (including dividend tax)		—		(2,986.1)		(1,653.8)		(37.9)
Dividends paid to minority shareholders of subsidiaries		—		(48.4)		(118.7)		(2.7)
Net change in short-term debt		(3,977.1)		2,743.9		(3,457.0)		(79.3)
Proceeds from issuance of long-term debt		4,158.1		8,010.4		19,230.4		440.9
Repayments of long-term debt		(10,596.0)		(7,866.8)		(5,508.8)		(126.3)

Net cash (used in) provided by financing activities		(10,414.1)		2,157.9		9,987.4		228.9

Net change in cash and cash equivalents		(554.1)		4,314.1		(1,792.1)		(41.0)
Effect of foreign exchange on cash flows		0.4		(561.7)		154.3		3.5
Cash and cash equivalents, beginning of the year		3,312.4		2,758.7		6,511.1		149.2

Cash and cash equivalents, end of the year	Rs.	2,758.7	Rs.	6,511.1	Rs.	4,873.3	US$	111.7

Supplemental cash flows information:
Interest paid	Rs.	4,143.6	Rs.	3,040.1	Rs.	2,997.8	US$	68.7
Income taxes paid	Rs.	137.1	Rs.	252.6	Rs.	4,685.6	US$	107.4

Non-cash transactions:
Convertible debt converted into 1,992 ordinary shares	Rs.	0.1	Rs.	—	Rs.	—	US$	—

1% Foreign Currency Convertible Notes converted into 13,974,898 and 2,490,199 ordinary shares	Rs.	—	Rs.	3,440.7	Rs.	602.5	US$	13.8

See accompanying notes to consolidated financial statements

Tata Motors Limited

Statements of Shareholders’ Equity

For each of the years ended March 31, 2003, 2004 and 2005

	Number of warrants (See note 14)	Share capital (See notes 14 and 15)			Additional paid-in capital		Comprehensive income		Accumulated other comprehensive (loss) income		Capital redemption reserve		Debenture redemption reserve		Special reserve		Accumulated deficit		Total shareholders’ equity
		Shares (including partly paid up shares)	Par value
	(In millions, except number of shares and warrants)
Balance at April 1, 2002	25,570,421	319,782,395		3,198.2		21,459.4				(976.1)		22.8		3,341.5		32.1		(9,647.1)		17,430.8
Shares issued during the year upon conversion of convertible debt, net of issue expenses	797	1,992		0.1																0.1
Net income							Rs.	2,769.3										2,769.3		2,769.3
Transfer to special reserve																7.0		(7.0)		—
Unrealized gain on available-for-sale securities, net of tax and realized earnings								567.6		567.6										567.6
Translation adjustment								39.6		39.6										39.6
Additional minimum pension liability								108.2		108.2										108.2

Comprehensive income							Rs.	3,484.7

Balance at March 31, 2003	25,571,218	319,784,387	Rs.	3,198.3	Rs.	21,459.4			Rs.	(260.7)	Rs.	22.8	Rs.	3,341.5	Rs.	39.1	Rs.	(6,884.8)	Rs.	20,915.6

Shares issued upon conversion of 1% Foreign Currency Convertible Notes		13,974,898		139.7		3,301.0														3,440.7
Shares issued on exercise of warrants	(19,198,833)	19,198,833		192.0		2,111.9														2,303.9
Shares/ warrants allotted on settlement of legal cases against the rights entitlement, which were held in abeyance	6	12		—		—
Warrants forfeited	(1,512)
Net income							Rs.	8,899.9										8,899.9		8,899.9
Dividend (including dividend tax)																		(3,021.8)		(3,021.8)
Transfer to debenture redemption reserve														103.5				(103.5)		—
Transfer to special reserve																16.7		(16.7)		—
Unrealized gain on available-for-sale securities, net of tax and realized earnings								4,714.4		4,714.4										4,714.4
Translation adjustment								5.5		5.5										5.5
Additional minimum pension liability								119.4		119.4										119.4

Comprehensive income							Rs.	13,739.2

Balance at March 31, 2004	6,370,879	352,958,130	Rs.	3,530.0	Rs.	26,872.3			Rs.	4,578.6	Rs.	22.8	Rs.	3,445.0	Rs.	55.8	Rs.	(1,126.9)	Rs.	37,377.6

See accompanying notes to consolidated financial statements

Tata Motors Limited

Statements of Shareholders’ Equity

For each of the years ended March 31, 2003, 2004 and 2005

	Number of warrants (See note 14)	Share capital (See notes 14 and 15)			Additional paid-in capital		Comprehensive income		Accumulated other comprehensive income		Capital redemption reserve		Debenture redemption reserve		Special reserve		Accumulated (deficit) retained earnings		Total shareholders’ equity
		Shares (including partly paid up shares)	Par value
	(In millions, except number of shares and warrants)
Balance at March 31, 2004	6,370,879	352,958,130	Rs.	3,530.0	Rs.	26,872.3			Rs.	4,578.6	Rs.	22.8	Rs.	3,445.0	Rs.	55.8	Rs.	(1,126.9)	Rs.	37,377.6

Shares issued upon conversion of 1% Foreign Currency Convertible Notes		2,490,199		24.9		577.6														602.5
Shares issued on exercise of warrants	(6,303,422)	6,303,422		63.0		693.4														756.4
Shares/ warrants allotted on settlement of legal cases against the rights entitlement, which were held in abeyance

Warrants forfeited	(67,457)

Net income								13,256.2										13,256.2		13,256.2
Dividend (including dividend tax)																		(1,619.0)		(1,619.0)
Transfer from debenture redemption reserve														(103.5)				103.5		—
Transfer to special reserve																5.1		(5.1)		—
Unrealized gain on available-for-sale securities, net of tax and realized earnings								5,764.7		5,764.7										5,764.7
Translation adjustment								176.3		176.3										176.3
Additional minimum pension liability								94.5		94.5										94.5

Comprehensive income							Rs.	19,291.7

Balance at March 31, 2005	—	361,751,751		Rs.3,617.9		Rs.28,143.3			Rs.	10,614.1	Rs.	22.8	Rs.	3,341.5	Rs.	60.9	Rs.	10,608.7	Rs.	56,409.2

			US$	82.9	US$	645.2			US$	243.3	US$	0.5	US$	76.6	US$	1.4	US $	243.2	US$	1,293.1

See accompanying notes to consolidated financial statements

Tata Motors Limited

Notes to Consolidated Financial Statements

1.	Background and Operations

Tata Motors Limited designs, manufactures and sells a wide range of vehicles. The Company also manufactures and sells spare parts for its vehicles and engines for industrial and marine applications, as well as construction equipment, including hydraulic excavators, cranes and wheel loaders, aggregates such as axles and transmissions for commercial vehicles and factory automation equipment, and provides information technology services.

Tata Sons Limited (or Tata Sons), together with its subsidiaries, owns 22.1% of the Company’s shares, and has the ability to significantly influence the Company’s operations.

2.	Significant Accounting Policies

a.	Basis of Presentation

These consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (or US GAAP). US GAAP differs in certain material respects from accounting principles generally accepted in India and the requirements of India’s Companies Act, 1956 (collectively Indian GAAP), which form the basis of the general purpose financial statements of Tata Motors in India.

Principal differences insofar as they relate to the Company include: the identification of subsidiaries and affiliates; differences in the measurement basis for acquisitions accounted for using the purchase method; the valuation of investments; accounting for retirement benefits, compensated absences, startup expenses, foreign exchange, debt issuance and extinguishment costs, intangible assets, research and development costs and employee separation costs and the presentation and format of the financial statements and related notes.

Certain prior-year amounts have been reclassified to conform to current year presentation.

b.	Basis of Consolidation

The Company consolidates all entities in which it has a majority financial interest, provided control is not impaired or temporary. Inter-company transactions, balances and unrealized profit or loss on inter-company transactions are eliminated on consolidation.

The results of subsidiaries acquired have been consolidated from the date of acquisition. Purchase consideration paid in excess of the fair value of net assets acquired is recognized as goodwill. The excess of fair value over the purchase consideration is first allocated to reduce the amounts otherwise assigned to the eligible acquired long-term assets and any excess remaining is recognized as an extraordinary gain in the income statement in the period in which the business combination is consummated.

At March 31, 2004, subsidiaries consolidated include HV Axles Limited, HV Transmissions Limited, Tata Technologies Limited and its subsidiary, TAL Manufacturing Solutions Limited, Tata AutoComp Systems Limited (“TACO”) and its subsidiaries, Telco Construction Equipment Company Limited, Sheba Properties Limited, Telco Dadajee Dhackjee Limited, Concorde Motors Limited, Tata Precision Industries Pte Ltd and its subsidiary, Concorde Motors (India) Limited (formerly “Minicar (India) Limited”) and Tata Daewoo Commercial Vehicle Company Limited. At March 31, 2005, in addition to the subsidiaries consolidated at March 31, 2004, Suryodaya Capital Finance (Bombay) Limited has been consolidated.

c.	Affiliates

Entities where the Company exerts significant influence, generally where the Company controls between 20% and 50% of the voting stock of the investee company, are considered affiliates, and are accounted for using the equity method. Inter-company unrealized profit or loss on transactions with affiliates are eliminated.

d.	Use of Estimates

The preparation of financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosures of contingent assets and liabilities at the date of these financial statements and the reported amounts of revenues and expenses for the years presented. Actual results could differ from these estimates. Material estimates in these financial statements that are susceptible to change as more information becomes available include allowances for uncollectible accounts and finance receivables, certain deferred tax assets and warranty obligation.

e.	Revenue Recognition

The Company recognizes revenues on the sale of products, net of trade discounts and rebates, when products are delivered to dealers or when delivered to a carrier for export sales, which is when title and risks and rewards of ownership pass to the customer. Sales include excise duties and charges for shipping and handling to the point of delivery, and exclude indirect taxes.

The Company recognizes revenues from services as rendered.

Revenues are recognized when collectibility of the resulting receivable is reasonably assured.

Finance and service charges are accrued on the unpaid principal balance of finance receivables using the effective interest method. Hire purchase and loan receivables are placed on “non-accrual” status when interest or principal payments are four quarters and two quarters past due, respectively, at which time no further interest is accrued and overdue interest is written off against interest income. Finance receivables are returned to accrual status when all principal and interest amounts contractually due are brought current and future payments are reasonably assured.

f.	Cost Recognition

Costs and expenses are recognized when incurred and are classified according to their primary functions in the following categories:

Cost of sales

These costs primarily include raw materials, employee compensation of production personnel, depreciation and amortization of production equipment and factory overheads.

Selling, general and administrative expenses

Selling expenses primarily include employee compensation for sales and marketing personnel, travel costs, advertising, business promotion expenses, special incentives to dealers under sales promotion schemes, allowances for delinquent receivables and outward shipping expenses. Selling expenses include outward shipping expenses of Rs.1,931.7 million, Rs. 2,752.7 million and Rs. 4,192.7 million in fiscals 2003, 2004 and 2005, respectively.

General and administrative costs primarily include employee compensation for administrative, supervisory and managerial personnel, depreciation and amortization of non-production equipment and software, non-factory overheads including rent, insurance, electricity, telecommunication costs, legal and professional fees, amortization of intangibles, valuation allowances and other general expenses.

Research and development expenses

All research and development expenses are expensed when incurred. Research and development expenses include all costs relating to the Company’s Engineering Research Center (“ERC”) and all costs incurred for the design and development of new vehicle models.

g.	Product Warranty Expenses

The estimated liability for product warranties is recorded when products are sold. These estimates are established using historical information on the nature, frequency and average cost of warranty claims and management estimates regarding possible future incidence based on actions on product failures.

h.	Sales of Receivables

Tata Motors sells finance receivables to special purpose entities (“SPE”) in securitization transactions. Recourse is in the form of the Company’s investment in subordinated securities issued by these special purpose entities and cash collateral. The receivables are derecognized in the balance sheet when they are sold and consideration has been received by the Company. Sales and transfers that do not meet the criteria for surrender of control are accounted for as secured borrowings.

Gains or losses from the sale of receivables are recognized in the period the sale occurs based on the relative fair value of the portion sold and the portion allocated to retained interests, and are reported net of the estimated cost of servicing by the Company’s dealers.

i.	Foreign Currency

The functional currency of the Company is the Indian rupee. Foreign currency transactions are translated into Indian rupees at exchange rates prevailing on the date of transaction. Foreign currency denominated monetary assets and liabilities are converted into Indian rupees using exchange rates prevailing on the balance sheet dates. Gains and losses arising on conversion of foreign currency denominated monetary assets and liabilities and on foreign currency transactions are included in net income.

The financial statements of foreign subsidiaries have been translated into Indian rupees for the purposes of consolidation as follows: income statement items have been converted at the average exchange rates during the period, and assets and liabilities have been translated at exchange rates prevailing on the balance sheet date. Any resulting unrealized gains or losses are reported in other comprehensive income, a separate component of shareholders’ equity.

j.	Income Taxes

Income tax consists of the current tax provision and the net change in the deferred tax asset or liability for the year.

Current income taxes are provided for in accordance with the provisions of the Indian Income Tax Act of 1961 or applicable law in foreign tax jurisdictions.

Deferred tax assets and liabilities are recognized for the future tax consequences of temporary differences between the carrying values of assets and liabilities and their respective tax bases, and unutilized business loss and depreciation carry forwards. Such deferred tax assets and liabilities are computed separately for each taxable entity in the consolidated enterprise and for each taxable jurisdiction. Valuation allowances are recorded to reduce deferred tax assets when it is more likely than not that a tax benefit will not be realized and are separately estimated at each such entity without offsetting.

Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which the temporary differences are expected to be received or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in the income statement in the period of enactment of the change.

k.	Earnings Per Share

Basic earnings per ordinary share has been computed by dividing net income by the weighted average number of ordinary shares outstanding for the period. Partly paid up shares are included as fully paid equivalents according to the fraction paid up. Diluted earnings per ordinary share has been computed using the weighted average number of ordinary shares and dilutive potential ordinary shares outstanding during the period using the “if-converted” method for warrants and convertible instruments, except where the result would be antidilutive.

l.	Cash and Cash Equivalents

The Company considers all highly liquid financial instruments, which are readily convertible to cash and have an original maturity on the date of purchase of three months or less to be cash equivalents.

m.	Finance Receivables, Deferred Origination Costs and Allowance for Credit Losses

Tata Motors finances vehicle sales with hire purchase and loan financing provided to its customers. Such contracts are accounted for as sales type leases and give rise to a normal manufacturer’s margin. Finance receivables are reported at their outstanding unpaid principal balances reduced by a valuation allowance and are reported net of any deferred origination costs.

Origination fees and certain direct origination costs are deferred and amortized as an adjustment to yield of the related finance receivable.

The Company establishes a specific and unallocated allowance for credit losses for finance receivables based on management’s best estimate of losses inherent in the finance receivable portfolio.

The Company considers a finance receivable to be impaired when, based on current information and events, it is probable that the Company will be unable to collect scheduled payments of principal or interest when due according to the contractual terms of the financing agreement.

The Company provides a specific allowance for credit losses for hire purchase and loan receivables that are in arrears for four quarters and two quarters or more, respectively, in an amount equivalent to the outstanding principal and interest balance.

Finance receivables comprise small homogeneous balances. Such balances are collectively evaluated for impairment at each balance sheet date and an unallocated allowance for credit losses is established based on historical losses incurred.

The allowance for credit losses is evaluated on a regular basis by management and is based upon management’s view of the probability of recovery of receivables in light of historical experience, adverse situations that may affect the borrower’s ability to repay, the estimated value of any underlying collateral, amounts that may be recoverable from originating dealers, factors affecting the industry which the receivable exposure relates to and prevailing economic conditions. This evaluation is inherently subjective, as it requires estimates that are susceptible to significant revision as more information becomes available.

Credit losses are charged against the allowance when management believes that the balance cannot be recovered. Subsequent recoveries and proceeds from auctions of repossessed vehicles are credited to the allowance.

Repossessed Vehicles

Vehicles repossessed from delinquent financing customers and held for auction are recorded at the lower of the unpaid principal balance and estimated net realizable value. Gains or losses on disposal are recorded when the vehicles are sold.

n.	Inventories

Inventories are valued at the lower of cost and net realizable value. Cost of raw materials and components is ascertained on a weighted average basis. Cost of work in progress and finished goods are determined on a full absorption cost basis.

o.	Concentrations of Credit Risk

Financial instruments that potentially subject the Company to concentrations of credit risk principally consist of cash and cash equivalents, debt securities, accounts receivable and loans and advances. None of the financial instruments result in material concentrations of credit risk.

p.	Investments

Debt securities for which management has the positive intent and ability to hold to maturity are classified as held-to-maturity securities and are reported at amortized cost.

Debt securities and equity securities with readily determinable fair market values that are not classified as held-to-maturity, and retained interests in sold receivables are classified as available-for-sale and recorded at fair value. Unrealized gains and losses on such securities, net of applicable taxes, are reported in other comprehensive income, a separate component of shareholders’ equity.

Retained interests in sold receivables are initially measured at fair value determined by an external credit rating process considering various factors; principally, the expected credit losses, the age of the receivables portfolio, expected prepayments and the credit rating of the Company. These retained interests are not quoted and therefore, subsequent fair values are determined based on a valuation model that takes account of various assumptions such as the shortfall in collections, prepayments, the age of the portfolio and other assumptions. These fair values are usually certified by the special purpose entities.

The Company does not have any securities classified as trading.

Equity securities that do not have readily determinable market values are accounted for at original cost. The fair values of these securities are not estimated if there are no events or changes in circumstances that may have a significant effect on the fair value.

Declines in the fair values below cost that are other than temporary are reflected in earnings as realized losses.

The cost in respect of securities sold is determined on a weighted average basis.

q.	Property, Plant and Equipment

Property, plant and equipment are stated at cost of acquisition or construction less accumulated depreciation.

Cost includes the purchase price, taxes and duties, labor cost and direct overheads for self constructed assets and other direct costs incurred up to the date the asset is available for use.

Interest cost incurred for constructed assets is capitalized up to the date the asset is available for use based on borrowings incurred specifically for financing the asset or the weighted average rate of all other borrowings if no specific borrowings have been incurred for the asset.

Depreciation is provided on a straight-line basis over estimated useful lives of the assets. Estimated useful lives of the assets are as follows:

Type of Asset	Estimated useful life (years)
Building	20 to 40
Plant and equipment	9 to 20
Computers	3 to 6
Vehicles	3 to 10
Furniture and fixtures	3 to 20

Depreciation on capital lease assets is recorded over the shorter of the estimated useful life of the asset or the period of the lease.

Depreciation is not recorded on capital work-in-progress until construction and installation are complete and the asset is ready for its intended use.

In respect of the assets of the Company whose estimated useful lives are revised, the unamortized depreciable amount is expensed prospectively over the revised remaining useful life.

r.	Leases

Assets acquired under capital leases are initially recognized at the lower of the fair value of the leased assets at inception and the present value of minimum lease payments. Lease payments are apportioned between finance charges and reduction of the outstanding liability. Finance charges are allocated to periods during the lease term at a constant periodic rate of interest on the remaining balance of the liability.

s.	Impairment of Long-Lived Assets

Whenever events or circumstances indicate that the carrying amount of long-lived assets may not be recoverable, the Company subjects such assets to a test of recoverability based on the undiscounted cash flows from use or disposition of the asset. If the asset is impaired, the Company recognizes an impairment loss as the difference between the carrying value of the asset and the lower of its fair value and net realizable value. As of March 31, 2004 and 2005, none of the Company’s long-lived assets was considered impaired.

Un-depreciated cost of any assets that are abandoned or plant that relates to discontinued models is expensed.

t.	Goodwill and Other Intangible Assets

Purchased intangible assets, other than goodwill and intangible assets with indefinite lives, primarily consist of technology know-how and software that is valued at acquisition cost and is amortized over its useful life of two to six years.

Purchased goodwill and intangible assets with an indefinite useful life are capitalized. Such intangibles are not amortized but are evaluated for impairment annually or when significant events occur that indicate that the fair value is less than its carrying value. The Company determines fair value by estimating the present value of expected future cash flows.

u.	Derivative Instruments

Derivative financial instruments are reported as assets or liabilities in the balance sheet, at fair value. Changes in fair value are reported in earnings. Fair values of derivative financial instruments are generally based on quoted market prices or quotations obtained from inter-bank market participants.

Although these contracts are effective as hedges from an economic perspective, they do not qualify for hedge accounting under SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities, as amended, as they are not designated as hedges.

v.	Employee Benefits

Gratuity / Pension

The Company has an obligation towards gratuity, a defined benefit retirement plan covering eligible employees. The plan provides for a lump sum payment to vested employees at retirement, death while in employment or on termination of employment in an amount equivalent to 15 to 30 days salary payable for each completed year of service. Vesting occurs upon completion of five years of service. The Company and certain of its subsidiaries make annual contributions to gratuity funds established as trusts. Concorde Motors and TACO and its subsidiaries have obtained insurance policies with the Life Insurance Corporation of India. The Company accounts for the liability for future gratuity benefits based on an independent actuarial valuation carried out annually. The Company has an obligation towards severance indemnity, a defined benefit retirement plan, covering eligible employees in Tata Daewoo Commercial Vehicle Company Limited in Korea. The plan provides for a lump sum payment to all employees with more than one year of employment equivalent to 30 days’ salary payable for each completed year of service.

Superannuation

The Company has two superannuation plans, a defined benefit plan and a defined contribution plan. An eligible employee on April 1, 1996 could elect to be a member of either plan.

Employees who are members of the defined benefit superannuation plan are entitled to benefits depending on the years of service and salary drawn. The monthly pension benefits after retirement range from 0.75% to 2% of the annual basic salary for each year of service. The Company accounts for the liability for future benefits under the plan based on an independent actuarial valuation carried out annually. The Company makes contributions to a trust at 15% of the salary.

With effect from April 1, 2003, this plan was amended and benefits earned by covered employees have been protected as at March 31, 2003. Employees covered by this plan are prospectively entitled to benefits computed on a basis that ensures that the annual cost of providing the pension benefits would not exceed 15% of salary, and therefore, has become a defined contribution plan.

Under the defined contribution plan, the Company maintains a separate irrevocable trust for employees covered and entitled to benefits. The Company contributes up to 15% of the eligible employees’ salary to the trust every year. The Company recognizes such contributions as an expense when incurred. The Company has no further obligation beyond this contribution.

Bhavishya Kalyan Yojana (BKY)

Bhavishya Kalyan Yojana is an unfunded defined benefit plan. The benefits of the plan accrue to an eligible employee at the time of death or permanent disablement, while in service, either as a result of an injury or as certified by the Company’s Medical Board. The monthly payment to dependents of the deceased/disabled employee under the plan equals 50% of the salary drawn at the time of death or accident or a specified amount, whichever is more. The Company accounts for the liability for future benefits based on an independent actuarial valuation carried out annually.

Post-retirement Medicare Scheme

Under this Scheme, employees get medical benefits for ten to twenty years from the date of retirement depending on their grade at the time of retirement. Employees separated from the Company as part of an early separation scheme, on medical grounds, or due to permanent disablement are also covered.

In respect of executive grade employees, the scheme is contributory and provides for annual reimbursement of medical expenses by the Company up to a certain limit.

The liability for post retirement medical benefits for executive grade employees is based on an external actuarial valuation.

All non-executive grade employees are members of a ‘group mediclaim scheme’ and the Company pays insurance premiums to an insurance company every year in respect of retired employees and their spouses. All claims under the scheme are payable by the insurance carrier. As the risk in such cases has been transferred to the insurance carrier, the Company does not record a liability for this scheme except to the extent of any premiums payable.

Measurement date

The measurement date of retirement plans is March 31.

Provident fund

In accordance with Indian law, eligible employees of the Company are entitled to receive benefits under the provident fund, a defined contribution plan in which both the employee and employer contribute monthly at a determined rate (currently up to 12% of employee’s salary). These contributions are either made to a fund set up as an irrevocable trust, or to the respective Regional Provident Fund Commissioners, or the Central Provident Fund under the state pension scheme, and are expensed as incurred. The Company is generally liable for future provident fund benefits to the extent of its annual contribution and any shortfall in fund assets based on government specified minimum rates of return, and recognizes such contributions and shortfall, if any, as an expense in the year incurred.

Compensated absences

The Company provides for the cost of vacation earned based on the number of days of unutilized leave at each balance sheet date.

w.	Long Term Debt

The Company reports long-term debt at the outstanding principal balance. The proceeds from debt issued with detachable warrants is allocated between the debt instrument and the warrant based on the relative fair values of the two instruments determined by reference to quoted market prices. The proceeds from convertible debt which has a beneficial conversion feature at inception is allocated between the host contract and the option based on the intrinsic value of the option. Amounts allocated to warrants are reported as additional paid in capital. Amounts allocated to any beneficial conversion features are deferred and amortized as a yield adjustment using the interest method over the life of the debt.

x.	Debt Issuance Costs

Issuance costs of long-term debt are amortized over the tenure of the debt.

y.	Dividends

Any dividends declared by Tata Motors are based on the profits available for distribution as reported in the unconsolidated statutory financial statements of Tata Motors prepared in accordance with Indian GAAP. Accordingly, in certain years the net income reported in these financial statements may not be fully distributable. As at March 31, 2004 and 2005, the amounts available for distribution were Rs. 16,385.9 million and Rs. 27,209.7 million, respectively. Subsequent to March 31, 2005, the board of directors of the Company has proposed a dividend of Rs.12.50 per share in respect of fiscal year ended March 31, 2005.

z.	Comprehensive Income

The Company reports comprehensive income in accordance with SFAS No.130, Reporting Comprehensive Income. Accounting principles generally require that recognized revenue, expenses, gains and losses be included in net income. Unrealized gains and losses on available-for-sale securities, translation adjustments arising on the consolidation of foreign subsidiaries, additional minimum pension liability and net income are components of comprehensive income.

aa.	Segments

The Company operates in one identified reportable segment, namely Automotive. Other operating segments do not meet the quantitative thresholds for disclosure and have been aggregated. Segment information has been provided in Note 23.

ab.	New accounting pronouncements

In December 2004, the Financial Accounting Standards Board (FASB) revised SFAS No. 123 (SFAS No. 123R, Share-based payments) requiring companies to record share-based payment transactions as compensation expense at fair market value. The provisions of this statement will be effective as of the beginning of the first annual reporting period that begins after June 15, 2005. As of March 31, 2005, there were no share-based payments or stock options.

In November 2004, the FASB issued SFAS No. 151, Inventory Costs, an amendment of ARB No. 43, Chapter 4. SFAS No. 151 amends the guidance in ARB No. 43, Inventory Pricing, for abnormal amounts of idle facility expense, freight, handling costs, and wasted material (spoilage) requiring that those items be recognized as current-period expenses regardless of whether they meet the criterion of “so abnormal.” This statement also requires that allocation of fixed production overheads to the costs of conversion be based on the normal capacity of the production facilities. The statement is effective for inventory costs incurred during the fiscal years beginning after June 15, 2005. The Company does not expect this statement to have a material impact on the consolidated financial position or results.

In December 2004, the FASB issued SFAS No. 153, Exchanges of Nonmonetary Assets, an amendment of APB Opinion No. 29. APB Opinion No. 29, Accounting for Nonmonetary Transactions, is based on the principle that exchanges of nonmonetary assets should be measured based on the fair value of the assets exchanged. SFAS No. 153 amends APB Opinion No. 29, eliminating the exception to fair value accounting for nonmonetary exchanges of similar productive assets and replaces it with a general exception to fair value accounting for nonmonetary exchanges that do not have commercial substance. A nonmonetary exchange has commercial substance if the future cash flows of the entity are expected to change significantly as a result of the exchange. The statement is effective for nonmonetary asset exchanges occurring in fiscal periods beginning after June 15, 2005. The Company does not expect this statement to have a material impact on the consolidated financial position or results.

ac.	Convenience Translation

The accompanying consolidated financial statements have been expressed in Indian rupees (“Rs.”), the Company’s functional currency. For the convenience of the reader, the financial statements as at and for the year ended March 31, 2005 have been translated into U.S. dollars at US$1.00 = Rs.43.62 based on the noon buying rate for cable transfers on March 31, 2005 as certified for customs purposes by the Federal Reserve Bank of New York. Such translation should not be construed as representation that the rupee amounts have been or could be converted into U.S. dollars at that or any other rate, or at all.

3.	Cash and cash equivalents

Cash and cash equivalents consist of the following:

	As of March 31,
	2004		2005		2005
	(In millions)
Cash on hand	Rs.	14.3	Rs.	37.1	US$	0.9
Balances with banks in Indian rupees		4,712.6		4,097.2		93.9
Balances with banks in foreign currencies		1,784.2		739.0		16.9

Total	Rs.	6,511.1	Rs.	4,873.3	US$	111.7

4.	Finance receivables

Net investments in sales type and direct financing leases are as follows:

	As of March 31,
	2004		2005		2005
	(In millions)
Total minimum lease payments to be received	Rs.	9,714.5	Rs.	22,698.1	US$	520.4
Less: Unearned income		1,317.5		2,643.3		60.6

		8,397.0		20,054.8		459.8
Less: Allowance for credit losses		120.7		129.6		3.0

Net investment in financing leases	Rs.	8,276.3	Rs.	19,925.2	US$	456.8

Current portion		3,053.7		8,086.0		185.4
Non-current portion		5,222.6		11,839.2		271.4

Net investment in financing leases	Rs.	8,276.3	Rs.	19,925.2	US$	456.8

Changes in the allowance for doubtful finance receivables are as follows:

	As of March 31,
	2003		2004		2005		2005
	(In millions)
Beginning balance	Rs.	133.5	Rs.	112.7	Rs.	120.7	US$	2.8
Additional allowances for credit losses for the year		7.9		43.6		40.3		0.9
Recoveries		(28.7)		(35.6)		(31.4)		(0.7)

Ending balance	Rs.	112.7	Rs.	120.7	Rs.	129.6	US$	3.0

Minimum direct financing lease receivables are contractually due as follows:

	As of March 31, 2005
	(In Millions)
Years ending March 31:
2006	Rs.	9,807.9	US$	224.9
2007		7,440.9		170.6
2008		3,978.8		91.2
2009		1,304.0		29.9
2010		166.5		3.8

Gross minimum lease payments to be received	Rs.	22,698.1	US$	520.4

Retained interests in sold receivables, which consist of subordinated securities that have been included in available-for-sale investments, were as follows:

	As of March 31,
	2004		2005		2005
	(In millions)
Subordinated securities	Rs.	1,282.8	Rs.	687.0	US$	15.7

The following table summarizes pre-tax gains on securitizations and certain cash flows received from customers and paid to SPEs for sales that were completed in fiscals 2003, 2004 and 2005:

	For the years ended March 31,
	2003		2004		2005		2005
	(In millions)
Gross proceeds from new securitizations	Rs.	4,682.3	Rs.	5,607.6	Rs.	2,701.1	US$	61.9
Fair value of finance receivables derecognized		4,328.8		5,142.5		2,508.0		57.5
Estimated cost of servicing by dealers		67.7		112.4		53.6		1.2

Pre-tax gains on securitization	Rs.	285.8	Rs.	352.7	Rs.	139.5	US$	3.2

Cash flow information
Collections against securitized receivables	Rs.	3,154.2	Rs.	5,855.5	Rs.	6,470.0	US$	148.3
Payments made to SPEs	Rs.	629.8	Rs.	4,727.4	Rs.	5,852.2	US$	134.2
Cash flows on retained interests	Rs.	256.3	Rs.	345.9	Rs.	595.8	US$	13.7

Tata Motors retained servicing rights for finance receivables sold in securitization transactions. The servicing portfolio is summarized in the table as follows:

	As of March 31,
	2004		2005		2005
	(In millions)
Balance at the beginning	Rs.	6,630.2	Rs.	8,641.2	US$	198.1
Receivables sold		7,866.5		2,990.7		68.6
Collections		(5,855.5)		(6,470.0)		(148.3)

Balance at the end	Rs.	8,641.2	Rs.	5,161.9	US$	118.4

Key assumptions used in measuring the retained interests in finance receivables of sales completed in fiscals 2003, 2004 and 2005 as of the dates of such sales were as follows:

	For the years ended March 31,
	2003	2004	2005
Key assumptions: (rates per annum)
Annual prepayment rate	0.50%	0.36%	0.36%
Expected credit losses	0.40-0.90%	0.40-0.90%	0.76-0.90%

Changes in the allowance for doubtful securitized receivables were as follows:

	As of March 31,
	2003		2004		2005		2005
	(In millions)
Beginning balance	Rs.	49.1	Rs.	58.6	Rs.	137.5	US$	3.2
Additional allowances for credit losses for the year		9.5		78.9		48.5		1.1

Ending balance	Rs.	58.6	Rs.	137.5	Rs.	186.0	US$	4.3

The table below outlines the economic assumptions and the sensitivity of the estimated fair value of retained interests in finance receivables at March 31, 2005 to immediate 10% and 20% changes in those assumptions:

	As of March 31, 2005
	(In millions)
Carrying value/fair value of retained interests
Annual prepayment rate
Impact of 10% adverse change	Rs.	1.0	US$	—
Impact of 20% adverse change	Rs.	1.1	US$	—
Expected credit losses
Impact of 10% adverse change	Rs.	2.4	US$	0.1
Impact of 20% adverse change	Rs.	4.8	US$	0.1

The discount rate used for the valuation of retained interests is the rate of return to the transferees of the various pools of securitized receivables and, therefore, is not subject to change. The weighted average life in years of the securitized receivables is also not subject to change except in case of change in the prepayment rate assumption. Consequently, the above sensitivity analysis does not include the impact on the estimated fair values of the retained interests due to adverse change in the weighted average life in years or the discount rate.

The above sensitivities are hypothetical and should be used with appropriate caution. A 10% change in the assumptions may not result in lineally proportionate changes in the fair values of retained interests. Adverse changes assumed in the above analysis and resultant changes in the fair values of retained interests are calculated independently of each other. In reality, any change in one factor may cause changes in the other factors.

5.	Inventories

Inventories consist of the following:

	As of March 31,
	2004		2005		2005
	(In millions)
Raw materials and manufacturing supplies	Rs.	6,763.2	Rs.	10,836.7	US$	248.4
Work in progress		2,369.3		3,520.8		80.7
Finished products		6,011.2		6,996.1		160.4

Total	Rs.	15,143.7	Rs.	21,353.6	US$	489.5

6.	Prepaid expenses and other current assets

Prepaid expenses and other current assets consist of the following:

	As of March 31,
	2004		2005		2005
	(In millions)
Advances to suppliers, contractors and others	Rs.	2,231.5	Rs.	2,675.3	US$	61.3
Deposits with government and public bodies		792.4		902.9		20.7
Prepaid expenses		382.1		391.9		9.0
Advance taxes (net)		429.4		920.0		21.1
Loans to Tata Finance Limited		—		4,700.0		107.7
Other current assets		1,419.2		1,115.6		25.6

Total	Rs.	5,254.6	Rs.	10,705.7	US$	245.4

7.	Investments

Investments consist of the following:

	As of March 31,
	2004		2005		2005
	(In millions)
Investments available-for-sale, at market	Rs.	24,150.3	Rs.	26,178.7	US$	600.2
Investments held-to-maturity, at amortized cost		40.5		62.0		1.4
Investments at cost, net		2,861.5		4,196.3		96.2

Total	Rs.	27,052.3	Rs.	30,437.0	US$	697.8

Information on unrealized gains and losses for investments available-for-sale is as follows:

Available-for-sale securities	Amortized Cost		Gross unrealized gains		Gross unrealized losses		Fair value
	(In millions)
As of March 31, 2004:
Equity shares	Rs.	2,212.0	Rs.	5,381.0	Rs.	6.2	Rs.	7,586.8
Investments in mutual funds		15,239.5		36.7		—		15,276.2
Government bonds		4.8		—		0.3		4.5

		17,456.3		5,417.7		6.5		22,867.5

Retained interests in securitized transactions								1,282.8

Total available-for-sale securities							Rs.	24,150.3

As of March 31, 2005:
Equity shares		2,182.5		11,102.0		—		13,284.5
Investments in mutual funds		10,544.5		111.1		—		10,655.6
Government bonds		5.7		0.2		—		5.9
Other bonds		1,546.2		5.5		6.0		1,545.7

		14,278.9		11,218.8		6.0		25,491.7

Retained interests in securitized transactions								687.0

Total available-for-sale securities							Rs.	26,178.7

Total available-for-sale securities							US$	600.2

The contractual maturity of the Company’s available-for-sale debt securities as of March 31, 2005 is as follows:

	Amortized Cost		Fair value
	(In millions)
Due in year ending March 31,
2006	Rs.	50.2	Rs.	50.1
2007		58.5		58.0
2008		1,064.4		1,068.2
2009		378.8		375.3

	Rs.	1,551.9	Rs.	1,551.6

Information on unrealized gains and losses for held-to-maturity investments is as follows:

Held-to-maturity securities	Fair value		Gross unrealized gains	Gross unrealized losses	Amortized Cost
	(In millions)
As of March 31, 2004:
Debentures	Rs.	40.5	—	—	Rs.	40.5

As of March 31, 2005:
Debentures	Rs.	62.0	—	—	Rs.	62.0

	US$	1.4	—	—	US$	1.4

The contractual maturity of the Company’s fixed income held-to-maturity securities as of March 31, 2005 is as follows:

	In millions
Due in year ending March 31,
2006	Rs.	0.5
2008		61.5

	Rs.	62.0

Information on equity investments without readily determinable market values is as follows:

	In millions
As of March 31, 2004:
Original cost	Rs.	2,951.6
Less: Other than temporary impairment		90.1

Total securities carried at cost, net	Rs.	2,861.5

As of March 31, 2005:
Original cost	Rs.	4,285.6
Less: Other than temporary impairment		89.3

Total securities carried at cost, net	Rs.	4,196.3

Total securities carried at cost, net	US$	96.2

Held-to-maturity securities of Rs. 40 million has been impaired and recognised in earnings in fiscal 2005 consequent to the deterioration in the financial position of the investee.

Interest and dividends on investments were Rs. 115.1 million, Rs.408.7 million and Rs. 802.6 million in the years ended March 31, 2003, 2004 and 2005, respectively. Realized gains on sale of investments in fiscals 2003, 2004 and 2005 amounted to Rs. 65.0 million, Rs. 138.2 million and Rs. 496.7 million, respectively.

There was no sale of available-for-sale securities in the fiscal year ended March 31, 2003.

The proceeds and gross realized gains from sale of available-for-sale securities for the fiscal 2004 were Rs. 44.7 million and Rs. 39.7 million, respectively. Unrealized gains of Rs. 12.9 million were reclassified from accumulated other comprehensive income to earnings, on sale of these securities.

The proceeds and gross realized gains from sale of available-for-sale securities for the fiscal 2005 were Rs. 4,977.3 million and Rs. 44.1 million, respectively. Unrealized gains of Rs. 59.2 million were reclassified from accumulated other comprehensive income to earnings, on sale of these securities.

Equity investments without readily determinable market values include Rs. 354.6 in respect of an investment which was an affiliate as of March 2004. In fiscal 2005, the Company sold its investment to decrease its ownership interest and ceased to have significant influence. Proceeds from sale were Rs. 91.2 million and realized gain of Rs. 29.8 million has been recognized in earnings.

8.	Property, plant and equipment, net

Property, plant and equipment consist of the following:

	As of March 31,
	2004		2005		2005
	(In millions)
Land and buildings	Rs.	9,676.7	Rs.	9,863.6	US$	226.1
Plant and equipment		50,416.6		54,941.3		1,259.6
Computers		3,278.2		3,856.8		88.4
Vehicles		887.0		1,012.2		23.2
Furniture and fixtures		604.7		658.0		15.1

		64,863.2		70,331.9		1,612.4
Less: Accumulated depreciation		31,463.3		35,509.4		814.1

		33,399.9		34,822.5		798.3
Add: Capital work-in-progress		2,078.6		4,083.4		93.6

Property, plant and equipment, net	Rs.	35,478.5	Rs.	38,905.9	US$	891.9

Depreciation expense for fiscals 2003, 2004 and 2005 was Rs. 3,879.2 million, Rs. 4,117.7 million and Rs.4,888.8 million, respectively.

Interest capitalized in fiscals 2003, 2004 and 2005 was Rs. 136.2 million, Rs. 41.3 million and Rs. 29.6 million, respectively.

Included in property, plant and equipment are the following assets under capital lease:

	As of March 31,
	2004		2005		2005
	(In millions)
Buildings	Rs.	271.3	Rs.	313.4	US$	7.2
Plant and equipment		1,887.3		1,887.3		43.3
Vehicles		5.9		5.9		0.1

		2,164.5		2,206.6		50.6
Less: Accumulated depreciation		582.4		734.1		16.8

Total leased property, net	Rs.	1,582.1	Rs.	1,472.5	US$	33.8

9.	Leases

The Company has leased property, machinery, equipment and vehicles under operating and capital leases. The following is a summary of future minimum lease rental commitments under noncancelable operating leases and capital leases entered into by the Company:

	As of March 31, 2005
	Operating		Capital
	(In millions)
Years ending March 31,
2006	Rs.	78.8	Rs.	21.4
2007		7.3		18.4
2008		3.8		10.1
2009		3.8		3.1
2010		3.8		0.8

Total minimum lease commitments		97.5		53.8
Less: Interest on capital leases		—		6.7

Present value of minimum lease payments	Rs.	97.5	Rs.	47.1

Total operating lease rental expense was Rs. 72.8 million, Rs. 132.8 million and Rs. 116.1 million in fiscals 2003, 2004 and 2005, respectively.

10.	Income taxes

The income tax expense consists of the following:

	For the years ended March 31,
	2003		2004		2005		2005
	(In millions)
Current	Rs.	261.9	Rs.	1,150.1	Rs.	4,195.0	US$	96.2
Deferred		1,626.5		4,113.9		904.9		20.7

Total income tax expense	Rs.	1,888.4	Rs.	5,264.0	Rs.	5,099.9	US$	116.9

The reconciliation of estimated income taxes at the Indian statutory income tax rate to income tax expense is as follows:

	For the years ended March 31,
	2003		2004		2005		2005
	(In millions)
Income before income tax	Rs.	4,626.3	Rs.	14,029.4	Rs.	18,381.4	US$	421.5
Statutory tax rate		36.75%		35.875%		36.5925%		36.5925%
Expected income tax (benefit) expense at statutory tax rate	Rs.	1,700.2	Rs.	5,033.0	Rs.	6,726.2	US$	154.2
Add/(less): Tax effect of permanent differences
Research and development		—		—		(410.4)		(9.4)
Dividend income		—		(115.6)		(419.5)		(9.6)
Others		(99.2)		(101.3)		(282.2)		(6.5)
Tax effect of minimum alternate tax		282.5		492.5		54.3		1.2
Effect of change in tax laws and rates		(62.0)		15.0		(484.5)		(11.1)
Change in valuation allowance		66.9		(59.6)		(84.0)		(1.9)

Income tax expense reported	Rs.	1,888.4	Rs.	5,264.0	Rs.	5,099.9	US$	116.9

Effective fiscal 2005, long-term capital gains on sale of equity shares through a recognized stock exchange have been exempted from tax. Consequently, reduction in deferred tax liability on unrealized gain on such investments held by Tata Motors has been included in determination of net income.

Significant components of deferred tax asset and liability are as follows:

	As of March 31,
	2004		2005		2005
	(In millions)
Deferred tax assets:
Depreciation carryforwards	Rs.	758.2	Rs.	323.4	US$	7.4
Business loss carryforwards		360.1		392.8		9.0
Employees separation scheme		464.2		326.3		7.5
Expenses deductible in future years		396.5		555.9		12.7
Depreciation		1,294.5		1,206.0		27.6
Allowances for doubtful receivables and other current assets		741.0		477.7		11.0
Retirement benefits		404.1		392.6		9.0
Others		397.8		607.4		13.9

Total deferred tax asset		4,816.4		4,282.1		98.1
Less: Valuation allowance		448.3		364.3		8.3

Net deferred tax asset		4,368.1		3,917.8		89.8

Deferred tax liabilities:
Depreciation		6,488.6		7,017.7		160.9
Undistributed earnings in subsidiaries		—		161.7		3.7
Others		992.8		824.4		18.9

Total deferred tax liability		7,481.4		8,003.8		183.5

Net deferred tax liability	Rs.	(3,113.3)	Rs.	(4,086.0)	US$	(93.7)

Current	Rs.	946.5	Rs.	1,209.2	US$	27.7
Non-current	Rs.	(4,059.8)	Rs.	(5,295.2)	US$	(121.4)

Valuation allowances have been created for deferred tax assets arising at subsidiaries that are making losses and that do not expect a return to tax profitability in the foreseeable future. Deferred tax assets and liabilities are offset if they arise in the same legal entity and taxing jurisdiction but not otherwise.

Under the Indian Income Tax Act, 1961, unutilized business losses expire eight years after the year in which they originate whereas unutilized depreciation allowances can be carried forward indefinitely. In respect of a foreign subsidiary in Singapore the unutilized business losses can be carried forward indefinitely unless there is a substantial change in the ownership.

Business loss carryforwards expire unutilized based on the year of origination as follows:

	In millions
March 31,
2006	Rs.	11.0	US$	0.3
2007		16.7		0.4
2008		16.4		0.4
2009		292.3		6.7
2010		327.8		7.5
2011		208.4		4.8
2012		214.6		4.9

Tax effects allocated to each component of other comprehensive income are as follows:

	Years ended March 31,
	2004		2005		2005
	(In millions)
Unrealized gain on available-for-sale securities	Rs.	(554.8)	Rs.	(40.4)	US$	(0.9)
Additional minimum liability on defined retirement benefit plans		157.6		135.5		3.1

Total	Rs.	(397.2)	Rs.	95.1	US$	2.2

11.	Other non-current assets

Other non-current assets consist of the following:

	As of March 31,
	2004		2005		2005
	(In millions)
Deposits with Government and public bodies	Rs.	328.5	Rs.	474.1	US$	10.9
Margin money		601.6		783.5		18.0
Loans to employees		1,165.7		1,159.9		26.6
Goodwill		201.2		289.9		6.6
Other intangible assets		33.7		606.4		13.9
Loans to affiliates		—		396.6		9.1
Others		84.2		106.4		2.4

Total	Rs.	2,414.9	Rs.	3,816.8	US$	87.5

Margin money with banks is in the nature of restricted cash, and consists of collateral provided in support of guarantees issued by banks on the Company’s behalf, in accordance with loan agreements and as may be required for securitization transactions.

Goodwill as of March 31, 2004 and 2005 related to the all other segment is as follows:

	Years ended March 31,
	2003		2004		2005		2005
	(In millions)
Balance at the beginning	Rs.	165.1	Rs.	85.9	Rs.	201.2	US$	4.6
Purchased during the year		70.9		115.3		88.7		2.0
Less: Impairment		(150.1)		—		—		—

Balance at the end	Rs.	85.9	Rs.	201.2	Rs.	289.9	US$	6.6

As a result of adverse economic conditions following September 11, 2001, the Company’s consulting subsidiary in the United States incurred losses, which in fiscal 2003 were substantially in excess of its net worth. The Company assessed the goodwill relating to this subsidiary following this trigger event, concluded it was impaired and wrote off the entire balance of Rs. 150.1 million as a realized loss in the year ended March 31, 2003. In fiscals 2004 and 2005, there were no goodwill impairments.

Intangible assets consist of the following:

	As of March 31
	2004		2005		2005
	(In millions)
Software	Rs.	0.8	Rs.	606.6	US$	13.9
Technology know-how		387.9		388.4		8.9

		388.7		995.0		22.8
Less: Accumulated amortization		355.0		388.6		8.9

Intangible assets, net	Rs.	33.7	Rs.	606.4	US$	13.9

Amortization expense for fiscals 2003, 2004 and 2005 was Rs. 12.0 million, Rs. 10.6 million and Rs. 33.2 million, respectively.

The estimated amortization in each of the following four fiscal years is as follows:

	As of March 31, 2005
	(In millions)
Due in the year ending March 31,
2006	Rs.	165.8	US$	3.8
2007		155.8		3.6
2008		152.5		3.5
2009		132.3		3.0

Total	Rs.	606.4	US$	13.9

12.	Accrued expenses and other current liabilities

Accrued expenses and other current liabilities consist of the following:

	As of March 31,
	2004		2005		2005
	(In millions)
Advances	Rs.	3,534.4	Rs.	4,105.7	US$	94.1
Accrued interest		173.7		198.8		4.6
Product warranties		1,599.3		1,795.1		41.2
Other accrued expenses		4,987.4		5,679.8		130.1

Total	Rs.	10,294.8	Rs.	11,779.4	US$	270.0

13.	Short-term debt

Short-term debt consists of the following:

	As of March 31,
	2004		2005		2005
	(In millions)
Bank debt	Rs.	4,941.0	Rs.	1,758.0	US$	40.3
Current portion of long-term debt		2,817.9		1,108.5		25.4

Total	Rs.	7,758.9	Rs.	2,866.5	US$	65.7

Weighted average interest rate		5.87%		3.62%		3.62%
Unused short-term credit facilities available	Rs.	11,486.4	Rs.	12,270.0	US$	281.3

14.	Long-term debt

Long-term debt consists of the following:

Debentures	Redemption/ Maturity date	As of March 31,
		2004		2005		2005
		(In millions)
12.25% Non-convertible debentures	December 1, 2004	Rs.	100.0	Rs.	—	US$	—
14.75% Non-convertible debentures	October 11, 2008		801.3		702.0		16.1
14.30% Non-convertible debentures			249.5		—		—
13.50% Non-convertible debentures	July 23, 2005		119.9		70.0		1.6
Floating rate debentures	October 1, 2007		345.9		49.4		1.1
11.5% / 8.0% Non-convertible debentures			150.0		—		—
11.5% Non-convertible debentures			30.0		—		—
11.35 %Non-convertible debentures			320.0		—		—
1% Foreign Currency Convertible Notes	July 31, 2008		1,063.5		478.6		11.0
Zero Coupon Foreign Currency Convertible Notes	April 27, 2009		—		4,276.2		98.0
1% Foreign Currency Convertible Notes	April 27, 2011		—		13,253.8		303.8
7.875% US Notes	July 15, 2007		1,941.6		1,941.7		44.5
Term loans			1,808.4		916.9		21.0
Foreign currency loans from banks			4,627.9		3,675.5		84.3
Foreign currency loans from others			68.3		68.1		1.6
Zero coupon sales tax deferment loan			1,143.3		1,017.6		23.3
Other			852.4		291.4		6.7

Total		Rs.	13,622.0	Rs.	26,741.2	US$	613.0
Less: current portion			2,817.9		1,108.5		25.4

Long-term debt		Rs.	10,804.1	Rs.	25,632.7	US$	587.6

Weighted average interest rate			7.35%		4.18%		4.18%

Interest rates shown in the table above are the stated coupon interest rates as per the terms of the loan. The effective interest rates and the face amount of the loans included in the above table, for which the coupon and effective rates are different, are as follows:

	As of March 31,
	Effective interest rate		Face amount
Non convertible debentures	2004	2005	2004		2005		2005
			(In millions)
14.75% Debentures	14.90%	14.85%	Rs.	805.0	Rs.	705.0	US$	16.2
14.30% Debentures	14.88%	14.89%		250.0		—		—
13.50% Debentures	13.92%	13.57%		120.0		70.0		1.6
Floating rate debentures	6.40%	7.22%		350.0		50.0		1.1
1% Foreign Currency Convertible Notes due 2008	5.36%	5.59%		1,053.5		462.0		10.6
1% Foreign Currency Convertible Notes due 2011	—	4.10%		—		13,125.0		300.9
7.875% US Notes	8.09%	8.09%		1,945.5		1,945.1		44.6
Zero coupon sales tax deferment loan	5.75%	5.75%		1,445.2		1,265.5		29.0

The scheduled maturity of long-term debt as of March 31, 2005 is set out as below:

	As of March 31, 2005
	(In millions)
Due in the year ending March 31,
2006	Rs.	1,108.5	US$	25.4
2007		1,173.5		26.9
2008		2,942.3		67.5
2009		2,206.9		50.6
2010		4,982.5		114.2
Thereafter		14,327.5		328.4

Total	Rs.	26,741.2	US$	613.0

Non-refundable fees and loan origination costs amounting Rs 163.9 million, Rs. 164.5 million and Rs. 402.0 million has been recognized as interest expense in fiscals 2003, 2004 and 2005, respectively as an adjustment of yield over the lives of the related loans.

Premium on early redemption of loans and debentures of Rs. 169.1 million, Rs. 371.4 million and Rs.121.4 million has been recognized in earnings in fiscals 2003, 2004 and 2005, respectively.

The following are specific terms relating to long-term debt:

The 14.75% Non-Convertible Debentures (2008), 13.50% Non-Convertible Debentures (2005) and Floating rate Non-Convertible Debentures (2007) are secured by pari passu charges by way of equitable mortgages of immovable properties and fixed assets in or attached thereto, both present and future, and a first lien on all other assets except inventory and book debts, present and future, two of the Company’s showrooms in Mumbai, land and buildings at Mahim, Mumbai; the Company’s residential flats at Mumbai, Pune and Jamshedpur; freehold land measuring approximately 4,245 sq. mtrs. situated in Thane.

The 13.5% Non-Convertible Debentures (2005) granted a one-time put and call option exercisable after July 23, 2003 to the debenture holder and the Company. Both options require thirty days notice to be given to the other party. If exercised, the Company is obligated to repay the principal balance together with interest to the date of redemption. The Company prepaid debentures of Rs. 800 million up to fiscal 2005 including Rs. 420 million by exercising call option in fiscal 2004.

In the fiscal year ended March 31, 2004 the Company exercised its call option and redeemed the 11% Non-Convertible Debentures (2005-2007). These debentures were issued with detachable warrants in ratio of one warrant for every two debentures. The warrants entitle the holder to purchase one ordinary share of Rs. 120 per share and may be exercised from June 6, 2003 to September 30, 2004. As of March 31, 2004, an aggregate of 6,370,879 warrants were outstanding and entitled to apply for one ordinary share at any time upto September 30, 2004. In fiscal 2005, 6,303,422 warrants were converted into ordinary shares and 67,457 warrants were forfeited upon expiry on September 30, 2004.

7.875% US Notes

As per the terms of issue of US Notes, Tata Motors and its material subsidiaries may not create or permit to subsist any liens for the benefit of other foreign currency debt instruments any such material subsidiaries’ property or assets, present or future, to secure payment of sum due in respect of any such debt instruments, any payment under any guarantee of any such debt instruments, or any indemnity or other like obligation in respect of any such debt instruments, unless approved by the holders of these Notes.

For a foreign currency loan, Tata Motors is required to ensure that, at all times, its financial condition shall be such that tangible net worth as computed under Indian GAAP is not less than a specified amount and a specified percentage of its total direct liabilities. In addition to this, Tata Motors is also required to maintain its fixed assets and current assets at not less than a specified amount and certain ratios at not less than a specified percentage.

Other

The Sales Tax Deferment Loan is secured by a residual charge on the immovable and movable properties at Lucknow.

Secured loans of Tata Motors’ subsidiaries are secured by charges on certain movable and immovable assets of the respective subsidiary companies.

1% Foreign Currency Convertible Note due 2008

On July 31, 2003, Tata Motors issued 1% foreign currency convertible Notes (or the “Notes”) amounting to Rs. 4,615.6 million (US$100 million). Unless previously redeemed, or purchased and cancelled the Notes may be converted into newly issued ordinary shares of the Company or American Depositary Shares (“ADSs”), at the option of the holders of the Notes, at any time from September 11, 2003 to July 1, 2008, at an initial conversion price of Rs.250.745 per share.

The Notes may be redeemed, in whole or in part, at the option of the Company, at any time on or after July 31, 2006, at a specified early redemption amount plus accrued and unpaid interest, if the closing price of the shares is greater than 125% of the conversion price for a period of at least 25 consecutive business days or in the event of certain changes relating to taxation in India. Unless previously converted, redeemed or purchased and cancelled, the Notes are redeemable on July 31, 2008 at 116.824% of their principal amount.

13,974,898 ordinary shares were allotted during the period September 11, 2003 to March 31, 2004, consequent to conversion of 75,913 Notes with an aggregate value of Rs. 3,440.7 million. During fiscal 2005, 2,490,199 ordinary shares were alloted consequent to conversion of 13,527 Notes with an aggregate value of Rs. 602.5 million (US$ 13.8 million). Further, 10,560 of the Notes with an aggregate value of Rs. 462 million (US$ 10.6 million) outstanding as at March 31, 2005, may at the option of the noteholders be converted into 1,944,005 ADSs / shares at any time upto July 1, 2008.

Zero Coupon Foreign Currency Convertible Notes

On April 27, 2004, Tata Motors raised US$ 100 million by way of Zero Coupon Convertible Notes due for redemption on April 27, 2009. The noteholders have an option to convert these Notes into ordinary shares or ADSs determined at an initial conversion price of Rs. 573.106 per share with a fixed rate of exchange on conversion of Rs.43.85 per USD, from and including June 7, 2004 to and including March 28, 2009. The conversion price will be subject to certain adjustments. Further, Tata Motors has a right to redeem in whole, but not in part, these Notes at any time on or after April 27, 2005, subject to certain conditions. Unless previously converted, redeemed or purchased and cancelled, these Notes will be due for redemption on April 27, 2009, at 95.111% of the principal amount.

1% Foreign Currency Convertible Notes due 2011

On April 27, 2004, Tata Motors also raised US$ 300 million by way of one percent Convertible Notes due for redemption on April 27, 2011. The note holders have an option to convert these Notes into ordinary shares or ADSs determined at an initial conversion price of Rs. 780.400 per share at a fixed rate of conversion of Rs. 43.85 per USD, from and including June 7, 2004 to and including March 28, 2011. The conversion price will be subject to certain adjustments. In the event of certain changes affecting taxation, Tata Motors has an option to redeem in whole but not in part, these Notes at any time. Unless previously converted, redeemed or purchased and cancelled, these Notes will be due for redemption on April 27, 2011 at 121.781% of the principal amount.

None of these Notes contained a beneficial conversion feature at the time of issue.

15.	Shareholders’ equity

Issued shares

The number of ordinary shares issued as reported in the balance sheet and the statements of shareholders’ equity does not include 100,619. These shares were cancelled in fiscal 2005.

Capital redemption reserve

The Indian Companies Act, 1956 (the “Companies Act”) requires that where a company purchases its own shares not out of proceeds of a fresh issue but out of free reserves, then a sum equal to the nominal value of the shares so purchased shall be transferred to a capital redemption reserve account, which may be applied to issue fully paid bonus shares. Tata Motors established this reserve pursuant to the redemption of preference shares issued in earlier years.

Debenture redemption reserve

The Companies Act requires that where a company issues debentures, it shall create a debenture redemption reserve from profits every year until such debentures are redeemed. Manufacturing companies are required to maintain a minimum proportion of the outstanding redeemable debentures as a reserve. The amounts credited to the debenture redemption reserve may not be utilized by the Company except to redeem debentures. As at March 31, 2005, Tata Motors has Rs. 3,204 million more in the debenture redemption reserve than statutorily required and, therefore, this excess amount is unrestricted.

Special Reserve

The special reserve represents the reserve created by two subsidiaries of Tata Motors pursuant to the Reserve Bank of India Act, 1934 (the “RBI Act”) and related regulations applicable to those companies. Under the RBI Act, a non-banking finance company is required to transfer an amount not less than 20 per cent of its net profit to a reserve fund before declaring any dividend. Appropriation from this reserve fund is permitted only for the purposes specified by the RBI.

16.	Non-operating income, net

Non-operating income, net consists of the following:

	Years ended March 31,
	2003		2004		2005		2005
	(In millions)
Investment income	Rs.	180.1	Rs.	546.9	Rs.	1,299.3	US$	29.8
Gain on sale of affiliate		—		—		29.8		0.7
Premium on long-term debt prepaid		(169.1)		(371.4)		(121.4)		(2.8)
Foreign exchange gains (losses), net		112.7		759.3		(373.1)		(8.6)
Insurance proceeds		92.7		25.3		12.2		0.3
Other		1,005.6		813.1		974.8		22.4

Total	Rs.	1,222.0	Rs.	1,773.2	Rs.	1,821.6	US$	41.8

17.	Employee separation compensation

Tata Motors and some of its subsidiary companies offered voluntary separation to employees under an early separation scheme during the years ended March 2003, 2004 and 2005. The scheme provided for payment of pension based on salary drawn at the time of separation and certain medical benefits up to the age of normal superannuation. Compensation payable to the separated employees is accounted for based on an independent actuarial valuation.

The number of employees who accepted voluntary separation under the scheme was 87 in fiscal 2003, 542 in fiscal 2004, and 18 in fiscal 2005.

18.	Employee benefits

Gratuity and Superannuation plans

The following table sets out the funded status and the amounts recognized in the financial statements for the Gratuity and the defined benefit superannuation plans:

	As of March 31,
	Gratuity and severance indemnity plans						Superannuation
	2004		2005		2005		2004		2005		2005
	(In millions)
Change in projected benefit obligation:
Projected benefit obligation, beginning of the year	Rs.	2,260.2	Rs.	2,758.9	US$	63.2	Rs.	1,551.0	Rs.	1,386.0	US$	31.8
Liability assumed on acquisition of subsidiaries		373.9		—		—		—		—		—
Service cost		128.0		190.3		4.4		44.3		53.9		1.2
Interest cost		168.2		191.1		4.4		113.4		98.4		2.3
Actuarial gain		175.8		791.5		18.1		(60.5)		(45.8)		(1.0)
Benefits paid		(347.2)		(351.9)		(8.1)		(262.2)		(147.0)		(3.4)

Projected benefit obligation, end of the year	Rs.	2,758.9	Rs.	3,579.9	US$	82.0	Rs.	1,386.0	Rs.	1,345.5	US$	30.9

Change in plan assets:
Fair value of plan assets, beginning of the year		2,158.9		2,278.8		52.2		810.9		808.0		18.5
Actual return on plan assets		145.6		141.8		3.3		88.4		123.7		2.8
Employer’s contributions		321.5		488.5		11.2		170.9		88.1		2.0
Benefits paid		(347.2)		(351.9)		(8.1)		(262.2)		(147.0)		(3.4)

Fair value of plan assets, end of the year	Rs.	2,278.8	Rs.	2,557.2	US$	58.6	Rs.	808.0	Rs.	872.8	US$	19.9

Shortfall of plan assets over obligation		(480.1)		(1,022.7)		(23.4)		(578.0)		(472.7)		(11.0)
Unrecognized net loss		942.3		1,720.0		39.4		762.2		498.7		11.4
Unrecognized prior service gains		—		—		—		(295.1)		(223.8)		(5.1)

Prepaid /(Accrued) pension cost	Rs.	462.2	Rs.	697.3	US$	16.0	Rs.	(110.9)	Rs.	(197.8)	US$	(4.7)

Accumulated benefit obligation	Rs.	2,077.9	Rs.	2,409.9	US$	55.2	Rs.	1,375.5	Rs.	1,345.5	US$	30.8

Increase (decrease) in minimum liability included in other comprehensive income		—	Rs.	45.4	US$	1.0	Rs.	(200.1)	Rs.	(181.9)	US$	(4.2)

The entire obligation of Rs 846.1 million under the severance indemnity plan is unfunded.

Net gratuity and superannuation cost consists of the following components:

	Years ended March 31,
	Gratuity and severance indemnity plans								Superannuation
	2003		2004		2005		2005		2003		2004		2005		2005
	(In millions)
Service cost	Rs.	111.7	Rs.	128.0	Rs.	190.3	US$	4.4	Rs.	83.1	Rs.	44.3	Rs.	53.9	US$	1.2
Interest cost		169.4		168.2		191.1		4.4		156.4		113.4		98.4		2.3
Amortisation of net unrecognized obligation		—		—		—		—		—		(71.0)		(71.3)		(1.6)
Actuarial loss/ (gain)		25.3		37.0		47.1		1.1		160.8		171.3		152.4		3.5
Expected return on plan assets		(161.4)		(168.4)		(175.4)		(4.0)		(65.7)		(59.9)		(58.4)		(1.3)

Net periodic pension cost	Rs.	145.0	Rs.	164.8	Rs.	253.1	US$	5.9	Rs.	334.6	Rs.	198.1	Rs.	175.0	US$	4.1

The following table presents estimated future benefit payments relating to the gratuity and superannuation plans:

	As of March 31,
	Gratuity and severance indemnity plans				Superannuation
	(In millions)				(In millions)
2006	Rs.	320.0	US$	7.3	Rs.	111.6	US$	2.6
2007		292.0		6.7		109.8		2.5
2008		293.2		6.7		120.7		2.8
2009		301.4		6.9		117.2		2.7
2010		326.4		7.5		116.0		2.7
2011 - 2015	Rs.	2,058.4	US$	47.2	Rs.	559.0	US$	12.8

The assumptions used in accounting for the gratuity and superannuation plans are set out below:

	Years ended March 31,
	Gratuity and severance indemnity plans			Superannuation
	2003	2004	2005	2003	2004	2005
Discount rate	8.00%	6.50% - 8.00%	4.50% - 7.50%	8.00%	7.50 – 8.50%	7.50%
Rate of increase in compensation level of covered employees	3% - 5%	3% - 5%	3% - 5%	NA	NA	NA
Expected return on assets	8.00%	8.00%	7.50%	8.00%	8.00%	7.50%

The expected return on plan assets is determined considering several applicable factors mainly including the composition of the plan assets held, assessed risks of asset management, historical results of the return on plan assets and the Company’s policy for plan asset management.

Plan Assets

The Company’s gratuity and superannuation plans asset allocation as of March 31, 2004 and 2005 by category are as follows:

	Gratuity		Superannuation
	Plan assets as of March 31,		Plan assets as of March 31,
	2004	2005	2004	2005
Asset category:
Debt securities	47%	51%	60%	65%
Balances with banks	53%	49%	40%	35%

	100%	100%	100%	100%

The Company’s policy and objective for plan asset management is to maximize return on plan assets to meet future benefit payment requirements while at the same time accepting only a low level of risk. The asset allocation for plan assets is determined based on investment criteria approved under the Indian Income Tax Act, 1961, and is also subject to other exposure limitations. The Company evaluates the risks, transaction costs and liquidity for potential investments. To measure plan asset performance, the Company compares actual returns for each asset category with published benchmarks.

The Company expects to contribute Rs. 527.4 million and Rs. 82.8 million to the gratuity and superannuation plans, respectively in fiscal 2006.

Bhavishya Kalyan Yojana (BKY)

The following table reconciles the projected benefit obligation of the BKY plan, an unfunded plan, and the amounts recognized in the financial statements:

	As of March 31,
	2004		2005		2005
	(In millions)
Change in projected benefit obligation:
Projected benefit obligation, beginning of year	Rs.	288.1	Rs.	328.1	US$	7.5
Service cost		11.0		12.5		0.3
Interest cost		21.9		23.6		0.5
Plan gain		35.6		1.0		—
Benefits paid		(28.5)		(28.2)		(0.6)

Projected benefit obligation, end of year	Rs.	328.1	Rs.	337.0	US$	7.7

Accumulated benefit obligation	Rs.	290.8	Rs.	297.2	US$	6.8
Increase (decrease) in minimum liability included in other comprehensive income	Rs.	28.9	Rs.	(3.3)	US$	(0.1)

The components of net BKY cost are as follows:

	Years ended March 31,
	2003		2004		2005		2005
	(In millions)
Service cost	Rs.	9.7	Rs	.11.0	Rs.	12.5	US$	0.3
Interest cost		22.5		21.9		23.6		0.5
Actuarial loss		0.4		1.7		3.8		0.1

Net periodic BKY cost	Rs.	32.6	Rs.	34.6	Rs.	39.9	US$	0.9

The following table presents estimated future benefit payments relating to the BKY plan:

	As of March 31,
	Bhavishya Kalyan Yojana (BKY)
	(In millions)
2006	Rs.	32.2	US$	0.7
2007		38.7		0.9
2008		45.3		1.0
2009		50.9		1.2
2010		56.7		1.3
2011 – 2015	Rs.	341.9	US$	7.8

The assumptions used in accounting for the BKY costs are set out below:

	Years ended March 31,
	2003	2004	2005
Discount rate	8.00%	7.50 – 8.00%	7.50%
Rate of increase in compensation level of covered employees	3.00 – 5.00%	3.00 – 5.00%	3.00 – 5.00%

Postretirement medicare scheme

The following table reconciles the projected benefit obligation of the medicare scheme, an unfunded scheme, and the amounts recognized in the financial statements:

	As of March 31,
	2004		2005		2005
	(In millions)
Change in projected benefit obligation:
Projected benefit obligation, beginning of year	Rs.	302.0	Rs.	312.2	US$	7.2
Service cost		9.6		13.2		0.3
Interest cost		22.6		22.4		0.5
Plan (loss) gain		3.9		133.4		3.1
Benefits paid		(25.9)		(26.8)		(0.6)

Projected benefit obligation, end of year	Rs.	312.2	Rs.	454.4	US$	10.5

Accumulated benefit obligation	Rs.	240.6	Rs.	313.3	US$	7.2

The components of net postretirement medicare scheme are as follows:

	Years ended March 31,
	2003		2004		2005		2005
	(In millions)
Service cost	Rs.	9.0	Rs.	9.6	Rs.	13.2	US$	0.3
Interest cost		22.5		22.6		22.4		0.5
Actuarial gain		(1.3)		(0.5)		(0.3)		—

Net periodic medicare cost	Rs.	30.2	Rs.	31.7	Rs.	35.3	US$	0.8

The following table presents estimated future benefit payments relating to the Postretirement medicare scheme plan:

	As of March 31, 2005
	(In millions)
2006	Rs.	29.6	US$	0.7
2007		31.2		0.7
2008		32.5		0.7
2009		34.0		0.8
2010		34.8		0.8
2011 – 2015	Rs.	205.0	US$	4.7

The assumptions used in accounting for the postretirement medicare costs are set out below:

	Years ended March 31,
	2003	2004	2005
Discount rate	8.00%	7.50%	7.50%
Increase in health care cost	3.00%	3.00%	4.00%

The table below outlines the impact on the service cost, the interest cost and the Projected Benefit Obligation in the event of an increase of 1% in the assumed rate of increase in annual medicare cost:

	Years ended March 31,
	2004		2005		2005
	(In millions)
PBO at the beginning of the year	Rs.	331.5	Rs.	344.0	US$	7.9
PBO at the end of the year		344.0		505.3		11.6
Service cost		11.3		15.7		0.4
Interest cost	Rs.	25.0	Rs.	24.8	US$	0.6

Defined contribution schemes

The Company’s contribution to defined contribution plans aggregated Rs. 734.7 million, Rs. 819.2 million and Rs.977.2 million for fiscals 2003, 2004 and 2005 respectively.

19.	Acquisitions

In fiscal 2005, the Company acquired the following entities for a total cash consideration of Rs. 187 million:

•	all of the remaining ownership interests in Concorde Motors Limited and Telco Dadajee Dhackjee Limited;

•	Suryodaya Capital and Finance (Bombay) Limited.

Goodwill recognized in these transactions amounted to Rs. 88.7 million.

On March 30, 2004 the Company entered into an investment agreement to acquire all the equity interest in Tata Daewoo Commercial Vehicle Company Limited (“TDCV”), for a purchase consideration of Rs. 2,462.5 million. The fair value of the net assets acquired of Rs. 2,462.5 million represent approximately 2.2% of total assets of the Company.

TDCV manufactures commercial vehicles in a higher horsepower and torque category than Tata Motors’ products, and provides Tata Motors with complementary products in this category. This acquisition also enables Tata Motors to enter the Korean market with its range of products that are not manufactured by TDCV. Further, both Tata Motors and TDCV expect to gain product and market synergies as well as synergy in other areas like vehicle integration and product development through existing research and development activities.

On March 27, 2004, the Company acquired a further 48.81% financial interest in Automotive Stampings and Assemblies Limited (ASAL) for a consideration of Rs. 298.7 million. As a result, ASAL became an 81.35% owned subsidiary of the Company. ASAL is engaged in the manufacture of automotive components. The acquisition results in a vertical integration of the Company’s manufacturing process. The Company acquired net assets of Rs. 193.0 million and goodwill on acquisition amounted to Rs. 105.7 million.

Purchase consideration paid for these acquisitions has been allocated as follows:

	Allocation of purchase price
	TDCV		ASAL
	(In millions)
Net assets acquired, at fair value:
Cash and cash equivalents	Rs.	1,595.1	Rs.	4.8
Property and equipment		—		522.2
Inventories		1,312.4		209.6
Other non-current assets		1,280.1		10.8
Other current liabilities (net)		(1,725.1)		(352.0)

Fair value of net assets on date of acquisition		2,462.5		395.4

Share of net assets acquired		2,462.5		193.0
Goodwill		—		105.7

Purchase consideration	Rs.	2,462.5	Rs.	298.7

Proforma information related to these acquisitions has not been included as the impact of these acquisitions, either individually or in aggregate, on the Company’s consolidated results of operations is not considered to be material.

During the year ended March 31, 2003, the Company invested a further Rs. 200 million in Concorde Motors Limited; as a result, Concorde became a 54.8% owned subsidiary of the Company. The purpose of the transaction was to strengthen the Company’s capability to market and provide after sales service for passenger cars. The Company acquired net assets of Rs. 146.1 million and goodwill on acquisition amounted to Rs. 53.9 million.

During the year ended March 31, 2003, the Company also made additional investments of Rs. 12.8 million in Tata Precision Industries Pte. Limited (Singapore) (“TPIL”) as a result of which, TPIL became a subsidiary. The Company acquired net assets of Rs. 6.1 million and goodwill on acquisition amounted to Rs. 6.7 million. Prior to the additional investment, TPIL was an affiliate of the Company. The carrying value of TPIL as an affiliate was Rs. 10.8 million including goodwill of Rs. 10.3 million.

20.	Commitments and contingencies

In the normal course, the Company faces claims and assertions by various parties. The Company assesses such claims and assertions and monitors the legal environment on an ongoing basis, with the assistance of external legal counsel wherever necessary. The Company records a liability for any claims where a potential loss is probable and capable of being estimated, and discloses such matters in its financial statements if material. For potential losses that are considered reasonably possible, but not probable, the Company provides disclosure in the financial statements, but does not record a liability in its accounts unless the loss becomes probable.

The following is a description of claims and assertions where a potential loss is reasonably possible, but not probable. Management believes that none of the contingencies described below, either individually or in the aggregate, would have a material adverse effect on the Company’s financial condition, results of operations or cash flows.

Litigation

Tata Motors is involved in legal proceedings in various states in India, both as plaintiff and as defendant. In respect of claims against the Company below Rs. 50 million, the majority of cases pertain to motor accident claims (involving vehicles that were damaged in accidents while being transferred from the Company’s manufacturing plants to regional sales offices) and consumer complaints. Some of these cases relate to replacement of parts of vehicles and/or compensation for deficiency in the services by the Company or its dealers. Management believes that none of these claims or actions individually or in the aggregate will have a material adverse effect on the business or financial condition or results of operations.

The Company is also defending other claims that are above Rs. 50 million in value but which management does not believe to be of material nature, other than those claim described below.

Income Tax

The Company has ongoing disputes with Income tax authorities relating to tax treatment of certain items. These mainly include disallowed expenses, tax treatment of certain expenses claimed by the Company as deductions, and the computation of, or eligibility of, certain tax incentives or allowances. Some of the disputes relate to the year in which the tax consequences of financial transactions were recognized and in the event these disputes are not resolved in the Company’s favour, the tax consequences can be reflected in the tax year allowed by the income tax authorities and are, therefore, timing differences.

Most of these disputes/disallowances, being repetitive in nature, have been raised by the department consistently in most of the years.

The Company has a right of appeal to the High Court or Supreme Court against adverse initial assessments by the appellate authorities for matters involving question of law. The income tax authorities have similar rights of appeal.

As of March 31, 2005, the income tax liabilities on the deductions disallowed by the Income Tax authorities aggregated Rs.315 million, which are being contested by the Company on appeal. There are matters aggregating Rs. 651 million in respect of which the Company has won the appeals that have been further contested by the income tax department before the higher appellate authorities. There are other matter/disputes pending in appeal aggregating Rs. 190 million.

Excise Duty

As on March 31, 2005, there were pending litigations on various counts involving demand of Rs. 1,231 million. These demands were raised challenging the basis of valuation of the Company’s products and denial of the ‘Central value added tax’ (“CENVAT”) on inputs. The details of the demands involving more than Rs. 50 million are as follows:

Included in Rs. 1,231 million are excise demands of Rs. 204 million, raised by the excise authorities, where the Company had won the appeals that have been further contested by the excise authorities.

A demand of excise duty and penalty of Rs. 847 million have been made by the excise authorities denying the CENVAT credit on inputs relating to transfer of business to its subsidiaries. The case is pending before the Tribunal. The Company has been advised that on the basis of legal position and judicial precedence, the case is likely to be decided in favor of the Company.

The Excise authorities have denied CENVAT credit of Rs. 54 million on certain accessories supplied with the vehicles. The matter is being contested by the Company before the appellate authorities. On the basis of judicial precedence and favorable decision in the Company’s prior case, the matter is likely to be decided in favour of the Company.

Sales tax

The total sales tax demands (including interest and penalty), which are being contested by the Company amount to Rs. 3,842 million as at March 31, 2005. The details of the demands involving more than Rs 50 million are as follows:

The sales tax authorities have demanded sales tax aggregating Rs. 1,815 million on export sales on the ground that these exports are not direct exports and are made through its agent Tata International Limited. Under Sales tax law, exports sale made either directly or through an agent are exempt from tax. The company is confident of getting the relief in Appeal.

Tata Cummins Limited (“TCL”) is an affiliate of Tata Motors, manufactures internal combustion engines and sells them principally to Tata Motors Ltd. Sales tax authorities have denied exemption of Rs. 1,218 million claimed by TCL from sales tax on finished products and from the purchase tax on raw materials, being incentives given by a state government to new industries set up in specified area, which TCL had passed on to Tata Motors. TCL’s claim has been upheld by the High Court in August 2003. An appeal filed by the state government against this decision is pending before the Supreme Court.

Under the sales tax laws applicable in different States of India, different rates of sales tax are applicable on sales of vehicles. The sales tax authorities in certain states have raised disputes totaling up to Rs. 334 million treating the stock transfers of vehicles from the Company’s works to sales offices and the transfers between two sales offices as sales liable for levy of sales tax.

Under the Notification issued by the State Government of Rajasthan, vehicles having gross weight of more than 8,000 kgs were classified for certain tax rate. The Jaipur sales tax authorities have raised demand of Rs. 121 million on the ground that our bare chassis weight being less than 8,000 kgs do not fall under relevant tax entry. The Gross Vehicle Weight of the vehicle was not considered by the sales tax authorities.

Enhanced rate of sales tax were demanded by the sales tax authorities aggregating Rs. 66 million on vehicles sold to the customers but lying in the yard undelivered alleging that the sale is not complete. Under the Sale of Goods Act, the sale is complete when the goods are appropriated or identified for a particular customer and title of goods passes to the buyer by raising Invoices. The Company is confident of getting relief in appeal.

Sales tax demand aggregating Rs. 78 million were raised by the sales tax authorities on interest/hire premium charges on the vehicles sold under hire purchase. Under the sales tax laws, such interest charges collected from the customer are not eligible to sales tax.

Other taxes and dues

Other amounts for which the Company may contingently be liable for amounts aggregating Rs. 876 million include the following:

The municipal authorities in certain states levy octroi duty (a local indirect tax) on goods brought inside the municipal limits at rates based on the classification of goods. A demand of Rs. 534 million is currently pending before the High court in connection with the higher octroi duties claimed on account of classification disputes relating to components purchased for the manufacture of vehicles. The Company based on the opinion from the legal counsel obtained in September 2001, is of the view that the probability of the claim succeeding is remote.

The motor vehicles authorities have demanded Road tax aggregating Rs. 77 million on vehicles stored inside the works. The Company is confident of getting relief in appeal since vehicles are subjected to tax when put on road and the law does not have a provision for double taxation.

Other claims

There is a pending counter claim for approximately £4.4 million (Rs. 364.7 million), by Motor Vehicles Industries Limited, in connection with legal proceedings brought by Tata Motors and Tata International Limited, Mumbai in respect of alleged breaches of a distributorship arrangement. Leeds District Registry has passed order in favour of the Company and has initiated proceedings to wind down Motor Vehicles Industries Limited.

Guarantees

The Company has provided bank guarantees aggregating Rs. 757 million relating to certain securitized receivables to certain special purpose entities (‘SPE’). The Company’s liability would crystallize in the event customers fail to fulfill their obligations under the contract and the SPE serves a notice of shortfall in collections on the Company. The term of each guarantee depends upon the weighted average term of each pool of finance receivables securitized. In the event the guarantee is invoked, the Company has the right against the borrower to repossess the vehicle financed and to auction the vehicle. The maximum potential amount of future payment, the Company would be required to make is Rs. 757 million as at March 31, 2005. The Company has recognized a liability of Rs. 186 million for this guarantee.

The Company has guaranteed Rs. 29 million to the customer for making payment directly instead to a consignment agent, who had gone into liquidation due to financial difficulty. The Company would be liable in the event consignment agent lodges claim against the customer for non payment of his invoices. The Company has the recourse against the consignment agent. The term of the guarantee is for three years. The maximum potential amount of the future payment the Company would be required to make is Rs. 29 million as at March 31 2005. The Company has recognized a full liability for this guarantee.

Commitments

The Company has entered into various contracts with vendors and contractors for the purchase of machinery, tools and equipment and various civil contracts of a capital nature aggregating Rs. 5,823 million, which are yet to be executed.

Bill discounting

In respect of bills and export sales on deferred credit, which have been discounted with banks, the Company is contingently liable for a sum of Rs. 6,442 million in the event customers fail to pay the banks as scheduled.

Product warranties

Estimated warranty costs are accrued at the time vehicles are sold, based primarily on historical warranty claim experience.

The following is a tabular reconciliation of the product warranty accrual for fiscals 2004 and 2005:

	Years ended March 31,
	2004		2005		2005
	(In millions)
Balance at the beginning	Rs.	984.5	Rs.	1,599.3	US$	36.7
Liability assumed on acquisition of a subsidiary		120.5		—		—
Payments made during the year		(1,300.5)		(1,693.9)		(38.8)
Changes in the accrued warranties		1,794.8		1,875.9		43.0
Exchange Fluctuation		—		13.8		0.3

Balance at the end	Rs.	1,599.3	Rs.	1,795.1	US$	41.2

21.	Estimated fair value of financial instruments

The following table presents a comparison of the fair values and carrying values of Tata Motors’ principal financial instruments:

	As of March 31,
	2004				2005
	Carrying value		Estimated fair value		Carrying value		Estimated fair value
	(In millions)
ASSETS:
Cash and cash equivalents	Rs.	6,511.1	Rs.	6,511.1	Rs.	4,873.3	Rs.	4,873.3
Short-term deposits with banks		2,727.7		2,727.7		15,731.2		15,731.2
Finance receivables		8,276.3		8,151.5		19,925.2		19,660.2
Accounts receivable		8,199.1		8,199.1		10,273.4		10,273.4
Prepaid expenses and other current assets		5,254.6		5,254.6		10,705.7		10,705.7
Investments		27,052.3		27,052.3		30,437.0		30,437.0
Other non-current assets		2,414.9		2,108.5		3,816.8		3,572.4

LIABILITIES:
Accounts payable	Rs.	25,514.5	Rs.	25,514.5	Rs.	25,896.3	Rs.	25,896.3
Acceptances		16,636.6		16,636.6		28,939.5		28,939.5
Accrued expenses and other current liabilities		10,294.8		10,294.8		11,779.4		11,779.4
Short-term debt		7,758.9		7,758.9		2,866.5		2,866.5
Long-term debt		10,804.1		11,268.8		25,632.7		24,463.0

The carrying amounts of cash and cash equivalents, short-term deposits, accounts receivable, prepaid expenses and other current assets, accounts payable, acceptances, accrued expenses and other current liabilities, and short-term debt approximate their fair values due to the short-terms of these instruments.

The fair value of finance receivables is estimated by discounting expected cash flows using rates at which loans of similar credit quality and maturity would be made as of March 31, 2004 and 2005.

Available-for-sale securities are carried at their fair values, which are generally based on market price quotations. Fair values of investments classified as held-to-maturity have been determined by discounting the future cash flows at the market rate as at the balance sheet dates of similar investments. The fair values of investments carried at cost cannot be reasonably estimated. The fair values of borrowings have been estimated by discounting expected future cash flows using a discount rate equivalent to the risk free rate of return adjusted for the market spread required by Tata Motors’ lenders for instruments of the given maturity.

Management uses its best judgment in estimating the fair value of its financial instruments; however, there are inherent weaknesses in any estimation technique. Therefore, for substantially all financial instruments, the fair value estimates presented above are not necessarily indicative of all the amounts Tata Motors could have realized in a sales transaction as of either March 31, 2004 or 2005. The estimated fair value amounts for the years ended March 31, 2004 and 2005 have been measured as of the respective year ends, and have not been reevaluated or updated for purposes of these financial statements subsequent to those respective dates. As such, the estimated fair values of these financial instruments subsequent to the respective reporting dates may be different than the amounts reported at each year-end.

22.	Derivative financial instruments and risk management

Tata Motors is party to a variety of foreign exchange rate, interest rate and foreign currency forward contracts entered into to manage its exposure to fluctuations in foreign exchange rates and interest rates. The counter party is generally a bank. These financial exposures are managed in accordance with the corporate risk management policies and procedures.

The Company enters into interest rate swaps, and interest rate currency swap agreements mainly to manage exposure on its fixed-rate or variable-rate debt. The Company uses interest rate derivatives or currency swap agreements to hedge exposure to exchange rate fluctuations on principal and interest payments for borrowings denominated in currencies other than the functional currency of the Company.

The Company recognized gains (losses) on derivative financial instruments as follows:

	Years ended March 31,
	2003		2004		2005		2005
	(In millions)
Interest rate swaps	Rs.	61.2	Rs.	47.3	Rs.	(4.9)	US$	(0.1)
Forward exchange contracts and currency swaps		(182.6)		151.2		(74.4)		(1.7)

Total	Rs.	(121.4)	Rs.	198.5	Rs.	(79.3)	US$	(1.8)

23.	Segment reporting

SFAS No.131, Disclosures about Segments of an Enterprise and Related information, establishes standards for reporting information about operating segments in financial statements. Operating segments are defined as components of an enterprise about which separate financial information is available that is evaluated regularly by the chief operating decision maker, or decision making group, in deciding how to allocate resources and in assessing performance. Tata Motors’ chief operating decision makers are a committee of directors.

Tata Motors primarily operates in the Automotive segment. The Automotive segment includes all activities relating to development, design, manufacture, assembly and sale of vehicles as well as related parts and accessories. The Company evaluates segment performance of this operating segment based on standalone net income of the segment and generally accounts for inter-segment sales and transfers as if the sales or transfers were to third parties. Revenues are allocated between ‘within India’ and ‘exports’ based on the location of the dealer/customer.

The Company’s other segment comprises primarily activities relating to production, designing and selling of automotive components, construction equipment, engineering solutions and software operations. None of the other operating segments meets the quantitative thresholds specified in SFAS No. 131, and accordingly, have been aggregated.

	For the year ended March 31, 2003
	Automotive		Other		Inter-segment eliminations		Total
	(In millions)
Revenues
External revenue	Rs.	89,673.9	Rs.	6,056.6	Rs.	—	Rs.	95,730.5
Inter-segment revenue		467.3		4,913.7		(5,381.0)		—

Total revenues		90,141.2		10,970.3		(5,381.0)		95,730.5

Depreciation and amortization		3,384.5		585.5		(78.8)		3,891.2
Operating income		5,835.6		745.4		501.3		7,082.3
Non-operating income, net		1,410.8		141.5		(330.3)		1,222.0
Interest income		366.9		75.7		(30.2)		412.4
Interest expense		(3,428.4)		(692.2)		30.2		(4,090.4)
Income tax expense		(1,677.8)		(210.6)		—		(1,888.4)
Equity in income of affiliates		—		46.1		—		46.1
Minority interest		—		(14.7)		—		(14.7)

Net income		2,507.1		91.2		171.0		2,769.3

	For the year ended March 31, 2004
	Automotive		Other		Inter-segment eliminations		Total
	(In millions)
Revenues
External revenue	Rs.	128,167.1	Rs.	11,528.6	Rs.	—	Rs.	139,695.7
Inter-segment revenue		2,859.1		4,840.4		(7,699.5)		—

Total revenues		131,026.2		16,369.0		(7,699.5)		139,695.7

Depreciation and amortization		3,543.2		676.6		(91.5)		4,128.3
Operating income		12,142.1		1,603.5		845.3		14,590.9
Non-operating income, net		1,952.2		120.8		(299.8)		1,773.2
Interest income		412.5		23.5		(86.4)		349.6
Interest expense		(2,265.4)		(505.3)		86.4		(2,684.3)
Income tax expense		(4,692.5)		(571.5)		—		(5,264.0)
Equity in income of affiliates		—		363.4		—		363.4
Minority interest		—		(228.9)		—		(228.9)

Net income		7,548.9		805.5		545.5		8,899.9

	As of March 31, 2004
	Automotive		Other		Inter-segment eliminations		Total
	(In millions)
Segment assets	Rs.	114,405.6	Rs.	16,385.7	Rs.	(16,915.9)	Rs.	113,875.4
Capital expenditure		2,220.3		439.0		—		2,659.3

	For the year ended March 31, 2005
	Automotive		Other		Inter-segment eliminations		Total		Total
	(In millions)
Revenues
External revenue	Rs.	182,763.4	Rs.	15,623.6	Rs.	—	Rs.	198,387.0	US$	4,548.1
Inter-segment revenue		3,458.6		8,134.6		(11,593.2)		—		—

Total revenues		186,222.0		23,758.2		(11,593.2)		198,387.0		4,548.1

Depreciation and amortization		4,235.0		792.3		(105.3)		4,922.0		112.9
Operating income		15,612.3		2,366.0		813.2		18,791.5		430.8
Non-operating income, net		2,173.1		181.4		(532.9)		1,821.6		41.8
Interest income		754.3		86.4		(79.1)		761.6		17.5
Interest expense		(2,714.7)		(357.7)		79.1		(2,993.3)		(68.6)
Income tax expense		(4,031.0)		(1,068.9)		—		(5,099.9)		(116.9)
Equity in income of affiliates		—		340.4		—		340.4		7.8
Minority interest		—		(365.7)		—		(365.7)		(8.4)

Net income	Rs.	11,794.0	Rs.	1,181.9	Rs.	280.3	Rs.	13,256.2	US$	304.0

	As of March 31, 2005
	Automotive		Other		Inter-segment eliminations		Total		Total
	(In millions)
Segment assets	Rs.	156,721.8	Rs.	20,564.2	Rs.	(18,136.3)	Rs.	159,149.7	US$	3,648.4
Capital expenditure	Rs.	8,351.9	Rs.	810.6		—	Rs.	9,162.5	US$	210.1

Information concerning principal geographic areas is as follows:

	Years ended March 31,
	2003				2004				2005
	Within India		Exports		Within India		Exports		Within India		Exports
	(In millions)
External revenues	Rs.	90,539.7	Rs.	5,190.8	Rs.	128,641.2	Rs.	11,054.5	Rs. US$	170,883.3 3,917.6	Rs. US$	27,503.7 630.5

24.	Related party transactions

Tata Motors’ related parties principally consist of subsidiaries of Tata Sons Limited, subsidiaries of Tata International Limited, and its own subsidiaries, affiliates and principal shareholders. Tata Motors routinely enters into transactions with these companies and other related parties in the ordinary course of business. Transactions and balances with its own subsidiaries are eliminated on consolidation.

The following table summarizes related party transactions and balances included in these financial statements:

	Years ended March 31,
	2003		2004		2005		2005
	(In millions)
Purchases of products	Rs.	8,036.7	Rs.	9,837.0	Rs.	12,935.0	US$	296.5
Purchase of fixed assets		—		—		108.0		2.5
Sale of fixed assets		—		—		0.5		—
Sale of products		1,267.4		2,373.7		3,144.1		72.1
Services received		440.7		762.6		657.5		15.1
Services rendered		42.0		207.6		393.2		9.0
Interest/dividend income		68.0		527.2		115.2		2.6

	As of March 31,
	2004		2005		2005
	(In millions)
Borrowings, net	Rs.	812.5	Rs.	1,365.4	US$	31.3
Accounts receivable		907.9		375.7		8.6
Accounts payable		698.4		724.1		16.6

25.	Subsequent event

On April 26, 2005, the shareholders and creditors of Tata Motors Limited (“TML”) and Tata Finance Limited (“TFL”) approved the amalgamation, in the nature of merger, of the companies from April 1, 2005. The merger will be effective upon obtaining the approvals of High Court of Judicature at Bombay and other regulatory agencies. In accordance with the merger scheme, the shareholders of TFL will receive 8 equity shares in TML for every 100 shares held in TFL. Investment of Rs. 1,500 million held by TML in preference shares of TFL and loans and other advances of Rs. 5,100 million will be eliminated on merger.

The merger is a transaction between entities which are not under common control and will be accounted for under the purchase method from the date the transaction is approved by the regulatory agencies.

26.	Earnings per share (“EPS”)

	Net income		Weighted average shares	Earnings per share
	(In millions except share and per share amounts)
For the year ended March 31, 2003
Basic net earnings per share	Rs.	2,769.3	319,777,248	Rs.	8.7
Effect of warrants
Diluted earnings per share	Rs.	2,769.3	319,777,248	Rs.	8.7

For the year ended March 31, 2004
Basic net earnings per share	Rs.	8,899.9	328,306,904	Rs.	27.1
Effect of warrants	Rs.	172.6	21,712,042	Rs.	(7.9)
Effect of foreign currency convertible notes	Rs.	96.4	13,104,882	Rs.	(7.4)
Diluted earnings per share	Rs.	9,168.9	363,123,828	Rs.	25.3

For the year ended March 31, 2005
Basic net earnings per share	Rs.	13,256.2	359,837,353	Rs.	36.8
	US$	304.0		US$	0.8

Effect of warrants	Rs.	23.3	2,112,798	Rs.	(11.03)
	US$	0.5		US$	(0.3)
Effect of foreign currency convertible notes	Rs.	305.9	26,899,565	Rs.	(11.4)
	US$	7.0		US$	(0.3)
Diluted earnings per share	Rs.	13,585.4	388,849,716	Rs.	34.9
	US$	311.5		US$	0.8

Detachable warrants convertible into 25,571,218 ordinary shares issued with the Company’s debentures were outstanding on March 31, 2003 and have not been included in the computation of diluted EPS for fiscal 2003 as these would have been anti-dilutive.

INDEX OF EXHIBITS

Exhibit Number	Description

1.1 —	Our Certificate of Incorporation

1.2 —	Our Memorandum and Articles of Association

2.2 —	Form of Amended and Restated Deposit Agreement among Tata Motors Limited, Citibank, N.A. as Depositary and all owners and holders from time to time of American Depositary Receipts, including the form of American Depositary Receipt**

4.1 —	Tata Brand Equity & Business Promotion Agreement, dated December 18, 1998, between Tata Sons Limited and Tata Engineering and Locomotive Company Limited (now Tata Motors Limited) *

7.1 —	Computation of Ratio of Net Debt to Shareholders’ Equity

8.1 —	List of our Subsidiaries

11.1 —	The Tata Code of Conduct*

12.1 —	Certification of the Principal Executive Officer required by Rule 13a - 14(a)

12.2 —	Certification of the Principal Financial Officer required by Rule 13a - 14(a)

13.1 —	Certification of the Chief Executive Officer required by Rule 13a - 14(b) and Section 1350 of Chapter 63 of Title 18 of the United States Code

13.2 —	Certification of the Chief Financial Officer required by Rule 13a - 14(b) and Section 1350 of Chapter 63 of Title 18 of the United States Code

We have not included as exhibits certain instruments with respect to our long-term debt, the amount of debt authorized under each of which does not exceed 10% of our total assets, and we agree to furnish a copy of any such instrument to the Securities Exchange Commission upon request.

*	Incorporated by reference to our Registration Statement on Form 20-F File No. 001-32294 filed on September 15, 2004

**	Incorporated by reference to our Registration Statement on Form F-6 (File no 333-119066) filed on September 16, 2004