Form 20-F
period 2006-03-31
TATA MOTORS LTD/FI
filed 2006-09-27
CIK 926042

As filed with the Securities and Exchange Commission on September 26, 2006

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended March 31, 2006

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

Not applicable

(Translation of Registrant’s name into English)

Bombay House
24, Homi Mody Street,
Republic of India	Mumbai 400 001, India
(Jurisdiction of incorporation or organization)	(Address of principal executive offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange on which registered
Ordinary Shares, par value Rs.10 per share *	The New York Stock Exchange, Inc

Securities registered or to be registered pursuant to Section 12(g) of the Act:

None

(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

None

(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report. - 382,834,131 Ordinary Shares, including 30,717,977 Ordinary Shares represented by 30,717,977 American Depositary Shares were outstanding as of March 31, 2006.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.    ☒  Yes    ☐  No

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.    ☒  Yes    ☐  No

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.    ☒  Yes    ☐  No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☒	Accelerated filer ☐	Non-accelerated filer ☐

Indicate by check mark which financial statement item the registrant has elected to follow:    Item 17  ☐    Item 18  ☒

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).    Yes  ☐    No  ☒

*	Not for trading, but only in connection with the listed American Depositary Shares, each representing one share of common stock.

In this annual report

•	References to “we”, “our” and “us” are to Tata Motors Limited and its consolidated subsidiaries, except as the context otherwise requires;

•	References to “dollar”, and “US$” are to the lawful currency of the United States of America, and references to “rupees” and “Rs.” are to the lawful currency of India;

•	References to “US GAAP” are to accounting principles generally accepted in the United States, and references to “Indian GAAP” are to accounting principles generally accepted in India;

•	References to an “ADS” are to an American Depositary Share, and references to an “ADR” are to an American Depositary Receipt;

•	References to light commercial vehicles, or LCVs, medium commercial vehicles, or MCVs, and heavy commercial vehicles, or HCVs, refer to vehicles that have gross vehicle weight, or GVW, of up to 7.5 metric tonnes, between 7.5 and 16.2 metric tonnes, and over 16.2 metric tonnes, respectively;

•	References to passenger cars refer to vehicles that have a seating capacity of up to six persons, excluding the driver, and is further classified into the following market segments: mini-cars—which have a length of up to 3,400 mm; compact cars—which have a length between 3,401mm and 4,000mm; mid-size cars—which have length of between 4,001mm and 4,500mm; executive cars—which have a length between 4,501mm and 4,700mm; and premium cars and luxury cars—which have a length between 4,701 and 5,000mm, and above 5,001mm, respectively.

•	References to utility vehicles, or UVs, and multi-purpose vehicles, or MPVs, refer to vehicles that have a seating capacity of seven to twelve persons, excluding the driver, and van-type vehicles that have a seating capacity of seven to twelve persons, excluding the driver, respectively.

•	Unless otherwise stated, comparative and empirical industry data in this annual report have been derived from published reports of the Society of Indian Automobile Manufacturers, or SIAM;

•	References to a particular “fiscal” year, such as “fiscal 2006”, are to our fiscal year ended on March 31 of that year;

•	Figures in tables may not add up to totals due to rounding;

•	“Millimeters” or “mm” are equal to 1/1000 of a meter. A meter is equal to approximately 39.37 inches and a millimeter is equal to approximately 0.039 inch; and

•	“Kilograms” or “kg” are each equal to approximately 2.2 pounds, and “metric tonnes” are equal to 1,000 kilograms or approximately 2,200 pounds.

•	“Litres” are equivalent to 61.02 cubic inches of volume, or approximately 1.057 U.S. quarts of liquid measure.

•	“Revenues” refers to Total Revenue net of excise duty unless stated otherwise.

Special Note Regarding Forward-looking Statements

All statements contained in this annual report that are not statements of historical fact constitute “forward-looking statements”. Generally, these statements can be identified by the use of forward-looking terms such as “anticipate”, “believe”, “can”, “could”, “estimate”, “expect”, “intend”, “may”, “plan”, “seek”, “will” and “would” or similar words. However, these words are not the exclusive means of identifying forward-looking statements. All statements regarding our expected financial condition and results of operations, business, plans and prospects are forward-looking statements. These forward-looking statements include statements as to our business strategy, our revenue and profitability, planned projects and other matters discussed in this annual report regarding matters that are not historical fact. These forward-looking statements and any other projections contained in this annual report (whether made by us or any third party) involve known and unknown risks, uncertainties and other factors that may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by these forward-looking statements or other projections. Although we are a reporting company and will have ongoing disclosure obligations under U.S. federal securities laws, we are not undertaking to publicly update or revise any statements in this annual report, whether as a result of new information, future events or otherwise.

The risks and factors that could cause our actual results, performances and achievements to be materially different from the forward-looking statements set out in Item 3.D and elsewhere in this annual report include, among others:

•	general political, social and economic conditions, and the competitive environment in India and other markets in which we operate and sell our products;

•	fluctuations in the currency exchange rate of the rupee to the dollar and other currencies;

•	accidents and natural disasters;

•	terms on which we finance our working capital and capital and product development expenditures and investment requirements;

•	implementation of new projects, including mergers and acquisitions, planned by management;

•	contractual arrangements with suppliers;

•	government policies including those specifically regarding the automotive industry, including industrial licensing, environmental regulations, safety regulations, import restrictions and duties, excise duties, sales taxes, value added taxes, product range restrictions, diesel and gasoline prices and road network enhancement projects;

•	significant movements in the prices of key inputs such as steel, aluminum, rubber and plastics; and

•	other factors beyond our control.

PART 1

Item 1. Identity of Directors, Senior Management and Advisers.

Not applicable.

Item 2. Offer Statistics and Expected Timetable.

Not applicable.

Item 3. Key Information.

A. Selected Financial Data.

The following table sets forth selected financial data including selected historical financial information as of and for each of the fiscal years ended March 31, 2002, 2003, 2004 2005 and 2006 in accordance with accounting principles generally accepted in the United States, or US GAAP.

The selected US GAAP consolidated financial data as of March 31, 2005 and 2006 and for each of the fiscal years ended March 31, 2004, 2005 and 2006 are derived from our audited US GAAP consolidated financial statements included in this annual report together with the report of Deloitte Haskins & Sells, independent auditors, who have reported that they carried out their audit in accordance with standards of the Public Company Accounting Oversight Board (United States). The selected US GAAP consolidated financial data as of March 31, 2002, 2003 and 2004 and for the fiscal years ended March 31, 2002 and 2003 are derived from our audited US GAAP consolidated financial statements not included in this annual report.

You should read our selected financial data in conjunction with Item 5 “—Operating and Financial Review and Prospects”.

Selected Financial Data Prepared in Accordance with US GAAP

	For the year ended March 31,
	2002	2003	2004	2005	2006	2006
	(in Rs. millions, except share and per share data)					(In US $ millions, except share and per share data)
Gross Sales	90,401.3	112,106.3	162,176.6	228,549.4	272,350.8		6,123.0
Less: Excise Duty	14,459.9	17,352.5	23,883.2	31,771.0	35,465.0		797.3

Net sales	75,941.4	94,753.8	138,293.4	196,778.4	236,885.8		5,325.7
Finance revenues	750.2	976.7	1,402.3	1,608.6	3,728.7		83.8

Total revenues	76,691.6	95,730.5	139,695.7	198,387.0	240,614.5		5,409.5
Cost of sales	62,243.8	74,038.5	108,159.6	156,906.7	189,318.7		4,256.3
Operating Expenses
Selling, general and administrative	13,079.1	13,040.9	15,276.9	20,144.9	26,586.2		597.7
Research and development	1,214.4	1,536.2	1,282.0	2,532.4	4,663.0		104.8
Employee separation compensation	886.7	32.6	386.3	11.5	4.2		0.1

Total operating expenses	15,180.2	14,609.7	16,945.2	22,688.8	31,253.4		702.6

Operating (loss) / income	(732.4)	7,082.3	14,590.9	18,791.5	20,042.4		450.6

Non-operating income / (expense), net
Gain on shares issued by subsidiary	—	—	—	—	86.5		1.9
Gain on sale of equity interest in a subsidiary	—	—	—	—	1,532.1		34.4
Other non-operating income, net	1,888.9	1,222.0	1,773.2	1,821.6	1,882.6		42.3
Interest income	383.8	412.4	349.6	761.6	662.8		14.9
Interest expense	(5,199.9)	(4,090.4)	(2,684.3)	(2,993.3)	(3,717.8)		(83.6)

Total non-operating (expense) / income, net	(2,927.2)	(2,456.0)	(561.5)	(410.1)	446.2		9.9

(Loss) / Income before income taxes	(3,659.6)	4,626.3	14,029.4	18,381.4	20,488.6		460.5
Income tax benefit / (expense)	513.0	(1,888.4)	(5,264.0)	(5,099.9)	(5,618.3)		(126.3)
Minority interest, net of tax	86.4	(14.7)	(228.9)	(365.7)	(331.1)		(7.4)
Equity in net (loss) / income of affiliates net of tax	(353.7)	46.1	363.4	340.4	471.4		10.6

Net (loss) / Income	(3,413.9)	2,769.3	8,899.9	13,256.2	15,010.6		337.4

Weighted average no. of shares used in computing (loss)/Earnings per share:
Basic	256,024,621	319,777,248	328,306,904	359,837,353	373,268,040		373,268,040
Diluted	256,024,621	319,777,248	363,123,828	388,849,716	399,310,236		399,310,236
(Loss) / earnings per share:
Basic	Rs.(13.3)	Rs.8.7	Rs.27.1	Rs.36.8	Rs.40.2	US$	0.9
Diluted	Rs.(13.3)	Rs.8.7	Rs.25.3	Rs.34.9	Rs.38.7	US$	0.9
Cash dividend per Equity Share	Rs. —	Rs. —	Rs.8.0	Rs.4.0	Rs.12.5	US$	0.3

	As of March 31,
	2002	2003	2004	2005	2006	2006
Balance Sheet Data	(in Rs. millions except number of shares)					(in US$ millions except number of shares)
Total Assets	77,562.2	78,762.0	113,875.4	159,245.4	202,158.2	4,544.9
Long term debt, net of current portion	18,542.0	13,877.4	10,804.1	25,632.7	27,203.3	611.6
Total shareholders’ equity	17,430.8	20,915.6	37,377.6	56,409.2	81,015.8	1,821.5
Number of Equity shares outstanding	319,782,395	319,784,387	352,958,130	361,751,751	382,834,131	382,834,131

Exchange Rate Information

For convenience, some of the financial amounts presented in this annual report have been translated from rupee amounts into dollar amounts at the rate of Rs.44.48 = US $ 1.00, based on the noon buying rate for cable transfers as certified for customs purposes by the Federal Reserve Bank of New York as on March 31, 2006, the date of our most recent balance sheet included in this annual report. However, such translations do not imply that the rupee amounts have been, could have been or could be converted into dollars at that or any other rate.

The following table sets forth, for the periods indicated, information with respect to the exchange rate between the rupee and the dollar (in rupees per dollar) based on the average of the cable transfer buying and selling rupee / dollar exchange rates quoted by the Federal Reserve Bank of New York.

Fiscal year ended March 31,	Period End	Period Average	High	Low
2006	44.48	44.17	46.26	43.05
2005	43.62	44.86	46.45	43.27
2004	43.40	45.98	47.46	43.40
2003	47.53	48.43	49.07	47.53
2002	48.83	47.71	48.91	46.58

The following table sets forth the high and low exchange rates for the previous six months and is based on the noon buying rate for cable transfers as certified for customs purposes by the Federal Reserve Bank of New York.

Month	Period End	Period Average	High	Low
August 2006	46.43	46.45	46.61	46.32
July 2006	46.49	46.37	46.83	45.84
June 2006	45.87	45.89	46.25	45.5
May 2006	46.22	45.20	46.22	44.69
April 2006	44.86	44.82	45.09	44.39
March 2006	44.48	44.34	44.58	44.90

Source: Federal Reserve Bank of New York

As of September 20, 2006, the rupee / dollar noon buying rate quoted by the Federal Reserve Bank of New York was Rs. 45.83 per US$1.00

B. Capitalization and Indebtedness.

Not applicable.

C. Reasons for the Offer and Use of Proceeds.

Not applicable.

D. Risk Factors.

This section describes the risks that we currently believe may materially affect our business. The factors below should be considered in connection with any forward-looking statements in this annual report and the cautionary statements on page 2. The risks below are not the only ones we face – some risks may be unknown to us, and some risks that we do not currently believe to be material could later turn out to be material. Whilst we would be making all reasonable efforts to mitigate or minimize these risks, one or more of a combination of these risks could materially impact our business, revenues, sales, net assets, results of operations, liquidity and capital resources.

Risk associated with Our Business and the Indian Automotive Industry.

General economic conditions could have a significant adverse impact on our sales and results of operations.

The Indian automotive industry is substantially affected by general economic conditions in India. The demand for automobiles in the Indian market is influenced by factors including the growth rate of the Indian economy, increase in disposable income among Indian consumers, interest rates and fuel prices. There can be no assurance that the Indian economy will not experience a downturn, and weakening of economic activity. An increase in interest rates and/or increases in fuel prices are examples of developments that could lead to a decline in the demand for automobiles in the Indian market, which could significantly affect our sales and future results of operations in an adverse manner.

Currency and exchange rate fluctuations could adversely affect our results of operations.

We are sensitive to fluctuations in foreign currency exchange rates. We engage in currency hedging in order to decrease our foreign exchange exposure and a weakening of the rupee against the dollar or other major foreign currencies may have an adverse effect on our cost of borrowing and consequently may increase our financing costs, which could have a significant adverse impact on our results of operations.

In addition, we have experienced and can be expected to continue to experience foreign exchange losses and gains on obligations denominated in foreign currencies in respect of our borrowings and foreign currency assets and liabilities. Although the fluctuations in the value of the rupee against the dollar has not had a material adverse effect on our financial condition and results of operations in recent periods, the depreciation in the value of the rupee against the dollar in the last year may lead to adverse effects on our financial condition and results of operations during the current fiscal year and in future periods, partly due to an increase in our dollar and/or Japanese yen denominated debt.

Intensifying competition in the Indian market could materially and adversely affect our sales and results of operations.

The Indian automobile industry is highly competitive. We face strong competition in the Indian market from domestic as well as foreign automobile manufacturers, and competition from foreign competitors is likely to intensify further in the future. There can be no assurance that we will be able to implement our future strategies in a way that will mitigate the effects of increased competition in the Indian automotive industry.

Our future success depends on our ability to satisfy changing customer demands by offering innovative products in a timely manner and maintaining such products’ competitiveness.

In the competitive automotive industry, our competitors can gain significant advantage if they are able to offer products satisfying customer needs earlier than we are able to, which could adversely impact our sales and results of operations. Unanticipated delays in our proposed expansion plans resulting in delays in capacity enhancements could adversely impact our results of operations. In addition, there can be no assurance that the market acceptance of our future products will meet our expectations, in which case we could be unable to realize the intended economic benefits of our investments and our results of operations may be adversely affected.

We are subject to risks associated with product liability, warranty and recall.

We are subject to risks and costs associated with product liability, warranty and recall should we supply defective products, parts, or related after-sales services, which could generate adverse publicity and adversely affect our business, results of operations and financial condition.

Underperformance of our distribution channels and supply chains may adversely affect our sales and results of operations.

We have selected and developed exclusive dealers across India and a network of distributors and local dealers in select international markets for distribution of our products and we believe that we provide adequate incentives and support to ensure that such dealers perform to our expectations. There can be no assurance, however, that our performance expectations will be met, which could adversely affect our sales and results of operations. In addition, while we believe that we have a robust and efficient supply chain, we rely on some key vendors for some raw materials, parts and components used in the manufacture of our products. Our ability to procure these supplies in a cost effective and timely manner is subject to various factors, some of which are not always within our control. While we have not experienced significant problems with our supply chain in the past, that have materially affected our results of operations, any significant problems with our supply chain in the future could affect our results of operations in an adverse manner.

Increases in commodity prices may have a material adverse impact on our result of operations.

In fiscal 2004, 2005, and 2006, consumption of raw materials and components formed approximately 77.6%, 81.2% and 79.3%, respectively of our cost of sales. Prices of these commodity items used in manufacturing automobiles, including steel, rubber, copper, and zinc, etc are on the rise. While we have been pursuing various cost reduction programs to partially offset these price increases, there can be no assurance that we will be able to recover any future cost increases in commodity products through cost-saving measures elsewhere or that we will be able to increase the selling prices of our products, which could materially and adversely impact our sales and results of operations.

The performance of our subsidiaries and affiliates may adversely affect our results of operations.

We have made and may continue to make capital commitments to our subsidiaries and affiliates, and if the business and operations of subsidiaries and affiliates, to whom we make capital commitments, deteriorate our results of operations may be adversely affected in the future.

We are subject to risks associated with growing our business through mergers and acquisitions.

We continuously evaluate growth opportunities through suitable mergers and acquisitions. These involve business risks, including unforeseen contingent risks or latent business liabilities that may only become apparent after the merger or acquisition is finalized, successful integration and management of the merged/acquired entity with us, retention of key personnel, joint sales and marketing efforts, management of a larger business and diversion of management’s attention from other ongoing business concerns. If we are not able to manage these risks successfully our results of operations could be adversely affected.

We may be adversely affected by labor unrest.

All of our regular employees and those of some of our consolidated subsidiaries in India, other than officers and management, are members of labor unions and are covered by our wage agreements with those labor unions which have different tenures (typically three years) at different locations. In general, we consider our labor relations with all of our employees to be good. However, we may in the future be subject to labor unrest, which may delay or disrupt our operations in the affected regions, including the acquisition of raw materials and parts, the manufacture, sales and distribution of products and the provision of services. If work stoppages or lock-outs at our facilities or at the facilities of our major vendors occur or continue for a long period of time, our business, financial condition or results of operations may be adversely affected.

Risk associated with Political and Regulatory Risk

India’s obligations under the World Trade Organisation Agreement.

India’s obligation under its World Trade Organization agreement could lower the level of relatively high tariffs on imports of components and vehicles particularly with respect to cars in completely built units and/or completely knocked down units, which could adversely affect, our sales and results of operations.

Environmental and Government regulations.

As an automobile company, we are subjected to extensive governmental regulations regarding vehicle emission levels, noise, safety and levels of pollutants generated by our production facilities. These regulations are likely to become more stringent and the costs to comply with the same may significantly impact our future results of operations. Imposition of any additional taxes and levies by the Indian government designed to limit the use of automobiles could adversely affect the demand for our products and our results of operations. Regulations in the areas of investments, taxes and levies may also have an impact on Indian securities, including our shares and ADSs.

We may be adversely impacted by political instability, wars, terrorism, multinational conflicts, natural disasters, fuel shortages/prices, epidemics and labor strikes.

Our products are exported to other geographical markets from India and South Korea and we plan to expand our international operations, further in the future. As such, we are subject to various risks associated with conducting our business worldwide and our operations may be subject to political instability within and outside India, wars, terrorism, regional and/or multinational conflicts, natural disasters, fuel shortages, epidemics and labor strikes. Any significant or prolonged disruptions or delays in our operations related thereto could adversely impact our results of operations.

Compliance with new and changing corporate governance and public disclosure requirements adds uncertainty to our compliance policies and increases our costs of compliance.

Changing laws, regulations and standards relating to accounting, corporate governance and public disclosure, including the Sarbanes-Oxley Act of 2002 and new Securities and Exchange Commission (SEC) regulations, Securities and Exchange Board of India (SEBI) regulations, New York Stock Exchange (NYSE) listing rules and Indian stock market listing regulations, have increased complexity for us. These new or changed laws, regulations and standards may lack specificity and are subject to varying interpretations. Their application in practice may evolve over time as new guidance is provided by regulatory and governing bodies. This could result in continuing uncertainty regarding compliance matters and higher costs of compliance as a result of ongoing revisions to such governance standards.

In particular, our efforts to comply with Section 404 of the Sarbanes-Oxley Act of 2002 and the related regulations regarding our required assessment of our internal controls over financial reporting and our independent accountants’ audit of that assessment requires the commitment of significant financial and managerial resources. There is a risk that as yet unidentified control deficiency may be identified as a result of the assessment. We are committed to maintaining high standards of corporate governance and public disclosure, and our efforts to comply with evolving laws, regulations and standards in this regard have resulted, and are likely to continue to result in increased general and administrative expenses and a diversion of management time and attention from revenue-generating activities to compliance activities.

Risks associated with Investments in an Indian Company.

Political changes in the Government in India could delay the further liberalization of the Indian economy and adversely affect economic conditions in India generally and our business in particular.

Substantially our manufacturing and sales and distribution facilities are located in India, and in fiscal 2006, 2005 and 2004, approximately 82.4%, 86.1% and 92.1% respectively, of our revenues were derived from sales within India. Our business, and the market price and liquidity of our ADSs and shares, may be affected by foreign exchange rates and controls, interest rates, changes in government policy, taxation, social and civil unrest and other political, economic or other developments in or affecting India.

Since 1991, successive Indian Governments have pursued policies of economic liberalization, including significantly relaxing restrictions on the private sector. Nevertheless, the roles of the Indian central and state governments in the Indian economy as producers, consumers and regulators have remained significant. Consequent to an election in April and May 2004, there was a change in government. Although the government has announced its intention to continue with economic reforms implemented by its predecessor, these reforms can be implemented only with agreement of the coalition partners of the government. Whilst the coalition government has already committed to a common minimum agenda, there can be no assurance that there will not be changes in the economic reform, and specific laws and policies affecting automotive companies, foreign investment, currency exchange and investment regulations governing India’s capital markets that could negatively affect us. Uncertainty regarding possible policy changes immediately after elections has in the past resulted in significant volatility in price and trading volumes of securities of Indian companies. A significant change in India’s economic liberalization and deregulation policies could adversely affect business and economic conditions in India generally, and our business in particular, if new restrictions on the private sector are introduced or if existing restrictions are increased.

Regional conflicts in Asia and other export markets could adversely affect the Indian economy and cause our business to suffer.

The Asian region has from time to time experienced instances of civil unrest and hostilities among neighboring countries, and military hostilities and civil unrest in other Asian countries. Events of this nature in the future could influence the Indian economy and could have a material adverse effect on the market for securities of Indian companies, including our ADSs and shares, and on the market for our vehicles.

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

We are a limited liability company incorporated under the laws of India. Almost all of our directors and executive officers named in this annual report are residents of India. Further, most of our assets and the assets of these directors and executive officers are located in India. As a result, investors may find it difficult to (i) effect service of process upon us or these directors and executive officers in jurisdictions outside India, (ii) enforce court judgments obtained outside India, including those based upon the civil liability provisions of the U.S. federal securities laws, against us or these directors and executive officers, (iii) enforce, in an Indian court, court judgments obtained outside India, including those based upon the civil liability provisions of the U.S. federal securities laws, against us or these directors and executive officers, and (iv) obtain expeditious adjudication of an original action in an Indian court to enforce liabilities, including those based upon the U.S. federal securities laws, against us or these directors and executive officers.

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

Risk associated with our Shares and ADSs.

Fluctuations in the exchange rate between the rupee and the dollar may have a material adverse effect on the value of the ADSs and the Shares, independent of our operating results.

Fluctuations in the exchange rate between the Rupee and the Dollar will affect, among others things, the Dollar equivalents of the price of the shares in Rupees as quoted on the Indian stock exchanges and, as a result, may affect the market price of the ADSs. Such fluctuations will also affect the Dollar equivalent of any cash dividends in Rupees received on the Shares represented by the ADSs and the Dollar equivalent of the proceeds in Rupees of a sale of shares in India.

The exchange rate between the rupee and the dollar has changed substantially in the last two decades and may substantially fluctuate in the future. On an annual average basis, the rupee declined against the dollar, since 1980. The value of the Rupee against the Dollar was Rs.45.87 = US$ 1.00 as of June 30, 2006.

The market value of your investment may fluctuate due to the volatility of the Indian securities market.

The Indian stock exchanges have, in the past, experienced substantial fluctuations in the prices of their listed securities. The Indian stock exchanges, including the Bombay Stock Exchange Limited (BSE), have experienced problems that, if they continue or recur, could affect the market price and liquidity of the securities of Indian companies, including our shares. These problems have included temporary exchange closures, broker defaults, settlement delays and strikes by brokers. In addition, the governing bodies of the Indian stock exchanges have from time to time, imposed restrictions on trading in certain securities, limitations on price movements and margin requirements. Furthermore, from time to time disputes have occurred between listed companies and stock exchanges and other regulatory bodies, which in some cases may have had a negative effect on market sentiment.

There may be a different level of regulation and monitoring of the Indian securities markets and the activities of investors, brokers and other participants than in the United States. The SEBI received statutory powers in 1992 to assist it in carrying out its responsibility for improving disclosure and other regulatory standards for the Indian securities markets. Subsequently, SEBI has prescribed regulations and guidelines in relation to disclosure requirements, insider dealing and other matters relevant to the Indian securities market. There may, however, be less publicly available information about Indian companies than is regularly made available by public companies in the United States.

Holders of ADSs have fewer rights than shareholders and must act through the depositary to exercise those rights.

Although holders of ADSs have a right to receive any dividends declared in respect of Shares underlying the ADSs, they cannot exercise voting or other direct rights as a shareholder with respect to the Shares underlying the ADSs evidenced by ADRs. Citibank, N.A., as depositary is the registered shareholder of the deposited shares underlying our ADSs, and therefore only Citibank, N.A. can exercise the rights of shareholders in connection with the deposited shares. Only if requested by us, the depositary will notify holders of ADSs of upcoming votes and arrange to deliver our voting materials to holders of ADSs. The depositary will try, in so far as practicable, subject to Indian laws and the provisions of our Articles of Association, to vote or have its agents vote the deposited securities as instructed by the holders of ADSs. If the depositary timely receives voting instructions from a holder of ADSs which fail to specify the manner in which the depositary is to vote the shares underlying such holder’s ADSs, such holder will be deemed to have instructed the depositary to vote in favor of the items set forth in such voting instructions. If the depositary has not received timely instructions from a holder of ADSs, the holder shall be deemed to have instructed the depositary to give a discretionary proxy to a person designated by us, subject to the conditions set forth in the deposit agreement. If requested by us, the depositary is required to represent all shares underlying ADSs, regardless whether timely instructions have been received from the holders of such ADSs, for the sole purpose of establishing a quorum at a meeting of shareholders. Additionally, in your capacity as an ADS holder, you will not be able to bring a derivative action, examine our accounting books and records, or exercise appraisal rights. Registered holders of our shares withdrawn from the depositary arrangements will be entitled to vote and exercise other direct shareholder rights in accordance with Indian law. However, a holder may not know about a meeting sufficiently in advance to withdraw the underlying shares in time. Furthermore, a holder of ADSs may not receive voting materials, if we do not instruct the depositary to distribute such materials, or may not receive such voting materials in time to instruct the depositary to vote.

Further, pursuant to Indian regulations, we are required to offer our shareholders pre-emptive rights to subscribe for proportionate number of shares to maintain their existing ownership percentages prior to the issue of new shares. These rights may be waived by a resolution passed by at least 75% of our shareholders present and voting at a general meeting. Holders of ADSs may be unable to exercise pre-emptive rights for subscribing to these new shares unless a registration statement under the Securities Act is effective or an exemption from the registration requirements is made available to us. Our decision to file a registration statement would be based on the costs, timing, potential liabilities and the perceived benefits associated with any such registration statement and we do not commit that we would file such a registration statement. If any issue of securities is made to our shareholders in the future, such securities may also be issued to the Depositary, which may sell such securities in the Indian securities market for the benefit of the holders of ADSs. There can be no assurance as to the value, if any, the Depositary would receive upon the sale of these rights/securities. To the extent that the holder of the ADSs are unable to exercise pre-emptive rights, their proportionate interest in us would stand reduced.

As a result of Indian Government regulation of foreign ownership the price of the ADSs could decline.

Foreign ownership of Indian securities is regulated and is partially restricted. In addition, there are restrictions on the deposit of Shares into our ADS facilities. ADSs issued by companies in certain emerging markets, including India, may trade at a discount to the underlying equity shares, in part because of the restrictions on foreign ownership of the underlying equity shares and in part because ADSs are sometimes perceived to offer less liquidity than underlying shares which can be traded freely in local markets by both local and international investors. See Item 10.D “—Exchange Controls”. The ADSs could trade at a discount to the market price of the underlying Shares.

Item 4. Information on the Company.

A. History and Development of the Company.

We were incorporated on September 1, 1945 as a public limited liability company under the Indian Companies Act VII of 1913 as Tata Locomotive and Engineering Company Limited. Our name was changed to Tata Engineering and Locomotive Company Limited on September 24, 1960 and to Tata Motors Limited on July 29, 2003. We commenced operations as a steam locomotive manufacturer. This business was discontinued in 1971. Since 1954, we have been manufacturing automotive vehicles. This business commenced with the manufacture of commercial vehicles under financial and technical collaboration with Daimler-Benz AG (now DaimlerChrysler AG) of Germany. This agreement ended in 1969. Since then, we have been developing and manufacturing all our automotive vehicles in-house. We produced only commercial vehicles until 1991, when we started producing passenger vehicles.

We are India’s largest automobile manufacturer and second largest manufacturer of cars and utility vehicles in terms of revenues, based on revenues of US$ 6,123 million in fiscal 2006. We are the leader in each of the major product categories in the Indian commercial vehicle market and the second largest manufacturer of passenger vehicles in Indian market, with products in the compact and midsize car, as well as utility vehicle categories. Based on a 2003 report of Verband der Automobilindustrie, an automobile industry association, we are the world’s fifth largest medium and heavy commercial vehicle manufacturer, and the world’s second largest medium and heavy bus manufacturer.

We have established a presence in substantially all of the major geographical areas of India. We estimate that nearly four million vehicles produced by us are currently being operated in India.

We produce a wide range of automotive products, including :

•	Passenger Cars. We manufacture a variety of passenger cars, including the Tata Indica, a compact car, first launched in 1998, the Tata Indigo, a mid-sized car launched in 2002, and the Indigo Marina, a station wagon version of the Indigo launched in 2004. These passenger cars are manufactured in gasoline and diesel engine versions.

•	Utility Vehicles. We manufacture a number of utility vehicles, or UV, including the Tata Sumo, launched in 1994, and the Tata Safari launched in 1998. Both the Tata Sumo and the Tata Safari have various variants to meet different consumer preferences.

•	Light Commercial Vehicles. We manufacture a variety of light commercial vehicles, or LCV, including pick-ups and trucks and buses with a gross vehicle weight, or GVW, between 0.7 ton and 7.5 tons. This also includes the Tata Ace — India’s first indigenously developed mini-truck with a 0.7 ton payload, launched in fiscal 2006.

•	Medium and Heavy Commercial Vehicles. We manufacture a variety of medium and heavy commercial vehicles, M & HCVs, which include trucks, buses, dumpers and multi-axled vehicles with GVW between 9 tons to 49 tons. In addition, through Tata Daewoo Commercial Vehicle Company Limited, or TDCV, our wholly-owned subsidiary in South Korea, we manufacture a range of high horsepower trucks ranging from 220 horsepower to 400 horsepower, including in dump trucks, tractor-trailers, mixers and cargo vehicles.

Our manufacturing base is spread across Jamshedpur (in eastern India), Pune (in western India) and Lucknow (in northern India), supported by a nation-wide dealership, sales, services and spare parts network comprising over 2,000 individual locations. A new facility in Uttaranchal (north India) is also being established.

In September 2004, we became the first company from India’s engineering sector to be listed on the New York Stock Exchange.

We have also expanded our international operations through mergers and acquisitions involving non-Indian companies. In 2004, we acquired the Daewoo Commercial Vehicles Company (now renamed as Tata Daewoo Commercial Vehicle Company Limited), South Korea’s second largest truck maker. TDCV has launched several new products, such as the Tata Novus M&HCV. In fiscal 2005, we acquired a 21% stake in Hispano Carrocera S.A., or Hispano, a well-known Spanish bus and coach manufacturer and we have an option to acquire the remaining stake. Hispano’s operations are being expanded into other markets. In addition, in June 2006, we signed a memorandum of understanding with the Fiat group to establish an industrial joint venture in India to manufacture passenger vehicles, engines and transmissions for the Indian and overseas markets and also distribute and market Fiat branded cars in India since March 2006. In May 2006, we entered into a joint venture agreement with Brazil-based Marcopolo S.A., or Marcopolo, a global leader in body-building for buses and coaches, to manufacture and assemble fully-built buses and coaches in India, wherein we will have a 51% ownership with, the balance held by Marcopolo.

We are also expanding our international export operations, which have been ongoing since 1961. Our commercial and passenger vehicles are being marketed in several countries in Europe, Africa, the Middle East, Australia, South East Asia and South Asia.

We believe that the foundation of our growth over the last 50 years has been a deep understanding of economic stimuli and customer needs, and the ability to translate them into customer desired products though leading edge research and development. With 1,400 engineers and scientists, our Engineering Research Centre, established in 1966, has enabled us to successfully design, develop and produce our own range of vehicles, as well as a significant portion of our production facilities, assembly lines and machinery. In addition, we established a wholly owned subsidiary under the name of Tata Motors European Technical Centre PLC, or TMETC, in the United Kingdom, in the field of automobile research. We believe this research center will also facilitate the development of our products, in particular, our passenger cars.

We launched India’s first indigenously developed LCV in 1986, India’s first sports UV, the Tata Safari in 1998, and the Tata Indica, India’s first fully indigenous passenger car, in 1998. In 2005, we created another new product category by launching the Tata Ace, India’s first indigenously developed mini-truck.

Today, we have research and development centers in Pune, Jamshedpur and Lucknow, in India, as well as TMETC in the United Kingdom. It is our goal that the TMETC will facilitate our product development, particularly that of passenger cars, and will enable our products to reach world class competitiveness. Our research and development network also includes the facilities of TDCV in South Korea, and those of Hispano in Spain.

Through our subsidiary and associate companies, we are engaged in engineering and automotive solutions, construction equipment manufacturing, automotive vehicle components manufacturing and supply chain activities, machine tools and factory automation solutions, high-precision tooling and plastic and electronic components for automotive and computer applications, and automotive retailing and service operations.

Tata Technologies Limited, or TTL, our 88.10% owned subsidiary, along with its subsidiaries, is engaged in the business of information technology, product lifecycle management, engineering and design services. During fiscal 2006, TTL, through its erstwhile subsidiary TTUS, acquired INCAT, a global provider of product lifecycle management and engineering and design services primarily to manufacturers and their suppliers in the international automotive, aerospace and engineering markets. TTL, through its 20 subsidiary companies, responds to customers’ needs through its operations in 45 cities across 12 countries in North America, Europe and Asia and through its delivery centers in India and Thailand.

Telco Construction Equipment Company Ltd, or Telcon, is engaged in the business of manufacturing and sale of construction equipment and related services. During fiscal 2006, we sold a 20% stake in Telcon to our joint venture partner, Hitachi Construction Machinery Company Ltd, or HCM, for a total consideration of approximately Rs.2 billion (US$ 44.25 million). Presently, we have a 60% stake in Telcon, with the remaining 40% being held by HCM.

Our subsidiary, Tata AutoComp Systems Limited, or TACO, is a holding company for promoting foreign joint ventures in automotive components and systems and is also engaged in engineering services, supply chain management and after-market operations. Beginning with one joint venture for seating equipment, with Johnson Controls of the United States, the TACO group now has 14 manufacturing joint ventures with well-known companies including Hendrickson International of the United States, Ficosa International of Spain and Yazaki Corporation of Japan. In August 2005, TACO acquired the business and assets of two German companies through its wholly owned subsidiary TACO Holdings (Mauritius) Limited. Besides us, TACO’s customers include leading domestic original equipment manufacturers and certain global original equipment manufacturers and suppliers.

To support our vehicle financing activity, the erstwhile Tata Finance Limited was merged with us during fiscal 2006 which facilitated the integration of its direct business model with the dealer-driven business of our former division, the Bureau of Hire Purchase and Credits. Following this merger, we seek to offer complete vehicle financing solutions in line with global best practices in the auto industry. We also believe this business will provide a hedge against the cyclicality of the automotive business in India. We formed TML Financial Services Ltd., or TMLFSL, in June 2006 as a non-banking finance company to support and enhance our vehicle financing activities and undertake other related activities. TMLFSL has received required certificate of registration from the Reserve Bank of India to commence and carry on the business of a non-banking financial company, without accepting public deposits. We currently intend to promote TMLFSL as the preferred financing provider for our customers and distributors, with an aim to capturing customer spending over the vehicle life-cycle, by extending value-added products combining financing offerings with insurance, fleet management, operating leases, re-financing and other products.

We currently intend to use our wholly owned subsidiary, Tata Motors Insurance Services Limited, or TMISL, (formerly Concorde Motors Limited), to undertake the business of direct and reinsurance broking. TMISL is currently in the process of receiving the requisite approval from the Insurance Regulatory and Development Authority in India to commence this business.

As of March 31, 2006, our operations included 40 consolidated subsidiaries and 19 equity method affiliates, in respect of which we exercise significant influence.

Tata Incorporated serves as our authorized United States representative. The address of Tata Incorporated is 3 Park Avenue, 27th Floor, New York, NY 10016, United States of America.

Our Registered Office is located at Bombay House, 24, Homi Mody Street, Mumbai 400 001, India and our telephone number is +91-22-6665-8282 and our website address is www.tatamotors.com. Our website does not constitute a part of this annual report.

B. Business Overview.

Overview

Our business segments are (i) automotive operations and (ii) all other operations. Our automotive operations business segment includes the design, manufacture, assembly, sale and service of commercial and passenger vehicles, spare parts, components and accessories as well as financing our vehicles. Our other operations business segment includes Information Technology, or IT, services, construction equipment manufacturing, machine tools and factory automation solutions, high-precision tooling and plastic and electronic components for automotive and computer applications and investment businesses.

We sold 454,129 and 399,566 vehicles in fiscal 2006 and 2005 respectively, of which 403,906 and 369,069 vehicles were sold in India. In addition, TDCVsold 5,734 vehicles in fiscal 2006 as against 4,538 units of fiscal 2005. Our share in the Indian four-wheeler automotive vehicle market (i.e. automobile vehicles other than two and three wheeler categories) progressively increased from 25.2% in fiscal 2004 to 26.8% in fiscal 2005 and to 27% in fiscal 2006. The following table sets forth our market share in various categories in the Indian market:

Category	Fiscal 2004	Fiscal 2005	Fiscal 2006
Passenger Cars	15.5%	17.7%	17.1%
Utility Vehicles	22.2%	19.4%	19.5%
Light Commercial Vehicles	49.6%	50.7%	60.2%
Medium and Heavy Commercial Vehicles	63.9%	65.1%	62.0%
Total Four—Wheel Vehicles	25.2%	26.8%	27.0%

The following table sets forth our revenue from our Indian and international operations:

	Fiscal 2004		Fiscal 2005		Fiscal 2006
Revenue	Rs in million	Percentage	Rs in million	Percentage	Rs in million	Percentage
Within India	128,641.2	92.1%	170,883.3	86.1%	198,171.6	82.4%
Outside India	11,054.5	7.9%	27,503.7	13.9%	42,442.9	17.6%
Total	139,695.7		198,387.0		240,614.5

The revenue from our exports has been steadily increasing in the last three years as our products are increasingly finding acceptance in key markets such as South Africa, Turkey, Sri Lanka and Russia. We have been pursuing growth in various geographic areas through organic and inorganic means in our automotive and other business operations.

Our Indian vehicles are manufactured almost exclusively with components produced in India. Many of these components including engines, transmissions and axles are produced by us or our subsidiaries and affiliates, whereas remaining parts are procured from various suppliers through our extensive supply chain. We import a limited number of specialized parts and components for our vehicles, as well as specialized grades of steel.

Our South Korean vehicles are assembled primarily from aggregates and components manufactured in South Korea. However, some major aggregates are sourced from the United States and various European component suppliers.

We had approximately 33,536 permanent employees, including approximately 11,187 permanent employees at our consolidated subsidiaries, as of March 31, 2006.

The Indian Automotive Market

India’s 50-year old automotive industry has a prominent place in the Indian economy. With its integral relationship to several key segments of the Indian economy, the Indian automobile industry affects many other important sectors of the Indian economy and is one of the main drivers of India’s economic growth. The Indian auto industry is one of the largest industrial sectors in India, with a turnover that contributes to roughly 5% of India’s gross domestic product. The Indian automobile industry contributes nearly 17% to total indirect taxes and provides direct and indirect employment to over two million and ten million people respectively.

The Indian automotive industry plays a pivotal role in the country’s rapid economic and industrial development, with its wide variety of passenger and commercial vehicles. Until 1993, the auto sector in India had been a relatively protected industry with limits on the entry of foreign companies through import tariffs. Today, as part of a broader move to liberalize its economy, India has opened up the sector to foreign direct investments and has since progressively relaxed trade barriers. Since the liberalization of the Indian auto sector the industry has experienced rapid development. Today, India is the world’s second largest manufacturer of two wheelers, fifth largest manufacturer of commercial vehicles and the largest manufacturer of tractors in the world. India is also among a few countries in the world that have indigenously developed a passenger car.

The Society of Indian Automobile Manufacturers, or SIAM, currently represents 38 leading vehicle and vehicular engine manufacturers in India. Presently, there are 11 manufacturers of passenger cars, 10 manufacturers of multi utility vehicles, 9 manufacturers of commercial vehicles, 6 manufacturers of three wheelers, 11 manufacturers of two wheelers, 14 manufacturers of tractors and 5 manufacturers of engines. India’s auto market is one of the most competitive markets amongst the global markets, as lower overall costs have made it an attractive assembly ground for overseas manufacturers.

During fiscal 2006, the Indian automobile industry production grew by 14.9% to nearly 9.8 million vehicles. Of these, nearly 78% were two wheelers and over 4% were three wheelers. 13 million passenger vehicles, utility vehicles and multi purpose vans were produced in fiscal 2006, representing 14% of vehicles produced. In addition, nearly 0.39 million commercial vehicles were manufactured, constituting 4% of total vehicle production. The International Organization of Motor Vehicle Manufacturers , or OICA, ranked India as 11th in passenger cars production in 2005. Presently, car penetration in India is low at 7 cars per 1,000 persons and is expected to increase in coming years.

During fiscal 2006, nearly 9 million automobiles were sold, an increase of 12.8% over the previous fiscal year, and 0.8 million automobiles were exported from India, an increase of 28.1% over the previous fiscal. While growth in India’s GDP and the on-going road development program had a positive impact on vehicle sales, fiscal 2006 proved to be a difficult year for the Indian automobile industry as domestic four wheeler sales growth slowed down to 8.5% from a high of 18.6% witnessed in the previous fiscal year.

Domestic passenger vehicle sales reached an all time high of over 1.1 million units, but the growth rate slowed down to 7.7% after witnessing double digit growth in the previous two fiscal years. The lower percentage growth rate is attributable to the larger total number of passenger vehicles sold in the previous fiscal years as well as the lack of new product launches of significant volume. Growing retail incentives and rising input costs continued to put pressure on margins. Industry growth was at its highest in March 2006 due to a reduction in excise duty on small cars from 24% to 16% for cars of up to 4 meters in length and with engine displacement of less than 1200 c.c. for petrol and 1500 c.c. for diesel. Total passenger car exports of over 170,000 units were also at an all time high but the growth rate dropped to 5.9% from a high of 28.2% witnessed in the previous fiscal year.

Domestic commercial vehicle sales also reached an all-time high of over 0.35 million units but the growth rate slowed down to 10.1% after witnessing higher growth in the previous two fiscal years. The lower growth rate was attributable to confusion over the implementation and application of new emissions norms in some Indian states, reduced economic activity in northern, western and southern parts of the country due to severe floods, vehicle price increases due to increase in prices of certain raw materials (mainly steel, copper, aluminum, rubber and engineering plastics etc) and emission compliance costs. A difficult liquidity position and a rise in interest rates in the second half of fiscal 2006 also impacted commercial vehicle sales.

Our Strategy

We believe that we have established a strong position in the Indian automobile industry by launching new products, high quality—low cost manufacturing, investing in research and development and maintaining our financial strength. We have also benefited from expansion of our manufacturing and distribution network and creation of a highly talented workforce. Our goal is to continue to strengthen our position in the domestic market, maintain our operational excellence and grow our international business in select countries through organic as well as inorganic means. Our strategy to achieve these goals consist of the following elements:

Leveraging our capabilities: We believe we have an extensive range of products in commercial vehicles (for both goods and passenger transport) as well as passenger vehicles. We have plans to leverage this broad product base further with our strong brand recognition in India, our superior understanding of local consumer preferences, well developed in-house engineering capabilities and extensive distribution network.

We believe that our in-house product development capability, our subsidiary TDCV in South Korea, our association with Hispano, our joint venture with Marcopolo and our relationship with Fiat will enable us to expand our product range and extend our geographical reach. For example, in fiscal 2006, we introduced the Tata ACE, a four wheeler mini-truck with a 0.7 ton payload which we believe has created a new category in the Indian commercial vehicle market and we are currently increasing our production capacity for this vehicle from 30,000 units per annum to over 100,000 units per annum to meet growing demand. In addition, we are currently developing an additional new truck platform.

On similar lines, in our passenger vehicle business, we are developing a low cost car for the Indian market. We believe that there will be a significant demand for such a passenger vehicle.

In addition to these products under development, we believe that our product development initiatives may enable us to improve our existing product portfolio. We are expanding our existing manufacturing facilities and are also establishing new manufacturing facilities to cater to the growing demand for our products. We are also currently expanding the reach of our sales and service network.

Mitigating cyclicality: The automobile industry is impacted by cyclicality which is more pronounced in the commercial vehicle category. To mitigate the impact of cyclicality faced by our medium and heavy trucks business, we plan to continue to strengthen our operations in the light commercial vehicles, buses and passenger car categories. We also plan to continue to strengthen our non-vehicle business, such as spare part sales, annual maintenance contracts, sales of aggregates for non-vehicle businesses, reconditioning of aggregates, sale of castings, forgings, production aids and tooling and fixtures to reduce the impact of the cyclicality.

Expanding our international business: We believe that expanding our operations into other select geographic areas, both through organic and inorganic means, may also reduce the impact of cyclicality in the Indian market as the cyclicality of these markets may not coincide with the cyclicality of the Indian market. This strategy also provides us an opportunity to grow in markets with similar characteristics to the Indian market. Our international business strategy has already resulted in the continuous growth of our international operations over the previous three fiscal years. For example, in South Africa, within three years of a focused entry, we are the third largest manufacturer in the commercial vehicle category.

Reducing costs and breakeven Points: While expanding our business, we plan to continue to sustain and enhance our cost advantage. Since fiscal 2001, we have made significant reductions in our cost base which has had an impact on our results of operations and contributed to our return to profitability in the previous four fiscal years. We are working with Ariba Inc for e-sourcing and reverse auctions. We have initiated the second phase of our cost reduction program in fiscal 2006, which we expect to complete over a period of three years. We continue to place an emphasis on the reduction of material costs, production costs, overhead and other general costs, by pursuing value engineering and manufacturing cycle time reduction and stringent working capital control. We plan to continue to adopt international and local operational and management best practices to achieve continued cost reductions and management efficiencies. We believe that productivity improvements and operational efficiencies will help us to lower our break-even levels and thus improve our results of operations.

Continuing focus on high quality and enhancing customer satisfaction: One of our principal goals is to achieve international quality standards for our products and services and we are pursuing various quality improvement programs, both internally and at our suppliers’ premises.

Our extensive sales and service network has also enabled us to provide quality and timely customer service. We are deploying the Siebel based customer relationship management system across our sales and service network, and we expect to improve our responsiveness to market and customer service needs.

Enhancing Capabilities Through the Adoption of Superior Processes: The Tata Group, of which we are a part, aims at improving the quality of life through leadership in various sectors of national economic significance. In pursuit of this goal, the Tata Group has institutionalized an approach, called the Tata Business Excellence Model or TBEM, which has been formulated on the lines of the Malcolm Baldridge National Quality Award to enable it to drive performance and attain higher levels of efficiency both in its businesses and in discharging its social responsibility. The model aims to nurture core values and concepts embodied in various focus areas such as leadership, strategic planning, customers, markets and human resources to be translated to operational performance. Our adoption and implementation of this model seeks to ensure that our business can be conducted through superior processes in the future. We have deployed a balance score card (BSC) management system, developed by Drs. Robert Kaplan, of the Harvard Business School and David Norton for measurement based management and feedback. We have also deployed a new product introduction process for systematic product development and product lifecycle management system for effective product data management across our organization. On the human resources front, we have adopted various processes to enhance the skills and competencies of our employees. We have also enhanced our performance management system, with appropriate mechanisms to recognize talent and sustain our leadership base. We believe these will enhance our way of doing business, given the dynamic and demanding global business environment.

Customer Financing: With financing increasingly becoming a critical factor in vehicle purchases and the rising aspirations of consumers in India, we intend to significantly expand our vehicle financing activities to enhance our vehicle sales. Our subsidiary TMLFSL will lead our financing operations.

Continuing to Invest in Technology and Technical Skills: We believe we are one of the most technologically advanced indigenous vehicle manufacturers in India. Over the years, we have enhanced our technological strengths through extensive internal research and development activities as well as through the assistance of foreign research consultants from time to time. Our research and development resources, which include those at our subsidiaries, like TMETC, TDCV and TTL and our associate companies, like Hispano Carrocera, further increase our capabilities in product design, manufacturing and quality control. We consider technological leadership to be a significant factor in continued success, and therefore intend to continue to devote significant resources to upgrade our technological base.

Maintaining financial strength: We have generated substantial cash flows since fiscal 2002 as a result of substantial volume growth, cost reduction and prudent working capital management. We have embarked on economic value added, and driven project evaluation and capital investments aiming to ensure that we will be able to recover portions of our cost of capital in the event of an economic downturn and to generate earnings in excess of our cost of capital during periods of economic growth.

Leveraging unified Tata brand equity: We recognize the need for enhancing our brand recognition in highly competitive markets in which we compete with internationally recognized brands. We believe the Tata brand name is associated by Indian customers with reliability, trust and value. We will continue to promote the Tata brand in India, as well as in various international markets where we plan to increase our presence.

Automotive Operations

The revenues from our automotive operations were Rs.224,753 million and Rs.188,980 million in fiscal 2006 and 2005, respectively. Our main market is the Indian market, which accounted for approximately 82.4% and 86.1% of our total revenues and 87.9% and 91.3% of our unit sales in fiscal 2006 and 2005, respectively.

Our total sales (including international business sales) for fiscal 2004, 2005 and 2006 are set forth in the table below:

Category	Fiscal 2004		Fiscal 2005		Fiscal 2006
	Units	%	Units	%	Units	%
Passenger Cars	117,063	37.2%	152,943	37.8%	169,101	36.7%
Utility Vehicles	34,048	10.8%	37,032	9.2%	39,797	8.7%
Light Commercial Vehicles	55,454	17.6%	74,253	18.4%	108,020	23.5%
Medium and Heavy Commercial Vehicles	107,723	34.4%	139,876	34.6%	142,736	31.1%
Total Sales	314,288	100%	404,104	100%	459,654	100%

Note: 1.	The table includes 2 days of TDCV sales in fiscal 2004 and entire year sales in fiscal 2005 and 2006
2.	The table does not include the sale of 209 units of FIAT vehicles during fiscal 2006

Our performance in various categories of the Indian market is described below:

Passenger cars: We are competing in the compact car category of the Indian automobile market primarily with our product the Tata Indica, which is available in several versions and has gasoline and diesel engine options. The compact car category is the most competitive passenger car category constituting over 50% of the sales of the passenger car industry. The Tata Indica competes with eight other models from four manufacturers in the compact car category. The launch of new turbo-diesel and petrol version of the Indica in the later half of fiscal 2006 contributed to growing Indica sales. In fiscal 2006, the Tata Indica recorded its highest ever sales of 111,574 units and maintained its position as the second largest selling brand in the Indian passenger vehicle market with a market share of 19.5% in the compact car category.

We are also present in the entry midsize car category through our sedan the Tata Indigo and its station wagon version, the Tata Indigo Marina, which are both derived from the Indica platform. In fiscal 2006 we had the largest market share in the entry midsize category with a 33% market share.

In fiscal 2006, our domestic market share in the passenger car category was 17.1%. As the result of an exclusive distribution arrangement we entered into, to manage the marketing and distribution of Fiat branded cars in India, we distribute two Fiat brands — the Fiat Palio and the Fiat Adventure, through a select dealer network in India.

During fiscal 2006, we sold our one millionth car since our entry into the Indian passenger car market.

Utility Vehicles. The UV category constitutes 17% of the Indian passenger vehicle market and various new utility vehicles were launched in India in this category in fiscal 2006. We launched an upgraded version of the Tata Safari, our premium sports utility vehicle, fitted with a common rail direct injection diesel engine. With sales of 37,910 UVs in fiscal 2006, the highest since fiscal 1999, we achieved a 19.5% share of the Indian utility vehicle market.

Light Commercial Vehicles (Including Pick-Ups). Our range of LCVs includes small commercial vehicles, pickups, trucks and buses up to 7.5 GVW.

In fiscal 2006, we had the largest market share in the light commercial vehicle category with 60.2% market share, which was the highest market share we have experienced in this category in the last five fiscal years. We entered into a new LCV category in fiscal 2005 by launching the Tata Ace, India’s first indigenously developed mini-truck with a 0.7 ton payload. The Tata Ace accounted for 21% of the LCV market in fiscal 2006 and was responsible for a substantial part of the growth in the Indian LCV market. In addition, we launched a range of LCV buses under the Tata Globus and Tata Starbus brands in March 2005, which helped us in reinforcing our product portfolio and improve our LCV bus sales in fiscal 2006.

Medium and Heavy Commercial Vehicles: Our M&HCVs have a wide range of applications and are generally configured as trucks, tippers, buses, tankers, tractors or concrete mixers.

In fiscal 2006, we continued to hold the largest market share of the M&HCV category in the Indian market, with a 62% market share. We launched the Tata Novus range of vehicles featuring a high performance, Euro-II compliant electronic engine, modern cabin, and other convenience and safety features, designed to enable us to take advantage of the potential opportunities presented by the rapidly growing high-powered truck category in India. We also launched Bharat Stage III compliant (equivalent to Euro III norms) vehicles in the M & HCVs category.

In the bus market, we launched a rear-engine, ultra-low floor bus, which was popular among our customers for ease of entry, ride comfort and attractive styling, as well as a high-capacity bus, which is designed to meet the transportation needs of densely populated Indian cities.

Sales and Distribution of Vehicles:

Our sales and distribution network in India is comprised of 720 dealer outlets which are supported by us through our eight regional offices, 28 regional sales offices and 38 sub-regional offices. Most of these dealers are exclusive dealers of our vehicles. We also have 2 company-owned dealerships in India. We have a presence at over 2,000 locations in India, including after sales and vehicle servicing outlets. We are in the process of deploying a Siebel customer relation management system at all of our dealerships and offices across the country, which is one of the largest deployments of that system in the Indian automotive sector and we believe that this will give us a significant advantage over our competitors.

We also provide financing services to our purchasers through our dealers, who act as our agents, and through our branch network. For fiscal 2005 and 2006, approximately 9% and 28%, respectively, of our vehicle sales volumes in India, were made through financing arrangements where we provided the credit. Total finance receivables outstanding as at March 31, 2005 and 2006 amounted to Rs.20,055 million and Rs.48,464 million, respectively, of which Rs. 130 million and Rs. 847 million, respectively, were considered doubtful.

We use a network of service centers on highways and a toll-free customer assistance center to provide 24-hour on-road maintenance (including replacement of parts) to vehicle owners. We believe that the reach of our sales, service and maintenance network provides us with a significant advantage over our competitors.

Competition:

We face competition from various domestic and foreign automotive manufacturers in the Indian automotive market. Many foreign automotive manufacturers have increased or are expected to increase their participation in the Indian market through technology transfers, joint ventures or subsidiaries.

We have designed our products to suit the specific requirements of the Indian market based on specific customer needs such as safety, driving comfort, fuel efficiency and durability. We believe that our vehicles are suited to the general conditions of Indian roads, local climate and they comply with applicable environmental regulations currently in effect. We also offer a wide range of optional configurations to meet the specific needs of our customers. We intend to revamp our product portfolio in order to meet the increasing customer expectation of owning “world class” products.

Seasonality:

Demand for our vehicles in the Indian market is subject to seasonal variations. Demand generally peaks between January and March, although there is a decrease in demand in February just before release of the Indian Fiscal Budget. Demand is usually lean from April to July and picks up again in festival season from September onwards with a decline in December due to year end.

International Business:

We were the largest Indian exporter of four wheelers based on revenues in fiscal 2006. We have also been recognized as the leading engineering goods exporter from India for the last several years. Our exports of vehicles manufactured in India increased by 65% in fiscal 2006 to 50,223 units, as compared to 30,497 units exported in fiscal 2005.

In fiscal 2006, our top five export destinations accounted for approximately 62.1% and 92.1% of our exports of commercial vehicles and passenger vehicles respectively. South Africa remained our largest export destination for the commercial vehicles as well as passenger vehicles. Other key markets were the Middle East, western Africa, Turkey and western Europe. We are strengthening our position in the geographic areas we are currently operating in and exploring possibilities of entering new markets with similar market characteristics to the Indian market, including Latin America, northern Africa and Russia.

We have a network of distributors in almost all of the countries where we export our vehicles, who work with us in appointing a local dealer for sales and servicing our product in various regions. We have also stationed overseas resident sales and service representatives in various countries to oversee our operations in their respective territories.

Tata Daewoo Commercial Vehicle Co. Ltd., Korea: TDCV recorded 26% growth in its overall vehicle sales (billing) to 5,734 units. TDCV sold 3,131 HCVs in the domestic market to achieve 28% market share. TDCV also entered South Korean MCV market in January 2006 and achieved a 13.5% market share in the period between January and March 2006. TDCV exports continued to grow during the fiscal and represented over two-thirds of South Korea’s total heavy truck exports.

We distribute vehicles in South Korea through Daewoo Motor Sales Corporation, and the international sales of TDCV are made through Daewoo International, Daewoo Construction or through our international vehicle distribution channel. We also have 55 service centers and distribute parts through 92 outlets in South Korea.

The Tata Group management initiatives and processes have been implemented at TDCV. Relations between the management and the union of TDCV continue to remain cordial, with two annual wage negotiations having been successfully concluded. In addition, TDCV prepaid US$10 million of its external commercial borrowings from its cash flows during this fiscal year.

Hispano Carrocera, S.A. Spain: We believe that our associate company Hispano, with its design and development capabilities in manufacturing bodies for high-end buses will complement our current range of light and medium commercial passenger carriers. We believe that this investment will also help to increase our presence in the international bus market. We own the brand rights of Hispano.

Hispano reported a record sale of 365 units in fiscal 2006. Hispano launched a new bus design face in October 2005 and received a major bus order during the year.

Research and Development:

Our research and development activities focus on product development, environmental technologies and vehicle safety through our Engineering Research Centre, or ERC, established in 1966, which is one of the few government recognized in-house automotive research and development centers in India.

One of the most significant achievements of ERC has been the design and development of our compact car the Tata Indica, which is India’s only indigenously developed compact car. The ERC also designed our mid-size car the Tata Indigo, which was launched in 2002 and has been the market leader in the entry mid-size market category in India.

We strengthened our position in the Indian commercial vehicle through the introduction of an improved range (EX series) of light, medium and heavy trucks and buses and India’s first Mini truck, the Tata Ace, which was developed in-house and was introduced in the Indian domestic market in 2005.

At present, we are working on developing a truck which we expect would open various international markets for us. Our acquisition of TDCV is expected to provide us significant advantage in its development process. On similar lines, in our passenger vehicle business, we are developing a low cost car for the Indian market. We believe that there will be significant demand for such a passenger vehicle.

In addition, our research and development activities also focus on developing vehicles running on alternative fuels, including CNG, liquefied petroleum gas, and bio-diesel. We currently have over 40 staff buses running on bio-diesel at one of our manufacturing plants. We are pursuing alternative fuel options such as ethanol blending for our products and development of vehicles fuelled by hydrogen. Initiatives in the area of vehicle electronics such as engine management systems, in-vehicle network architecture, tele-matics for communication and tracking and other emerging technological areas are also being pursued which could be deployed on our future range of vehicles.

During fiscal 2006, we established our wholly owned subsidiary, TMETC, in the United Kingdom to augment the abilities of our Engineering Research Centre. We believe that TMETC will provide us with access to leading-edge technologies and can support the product development activities which we currently plan to undertake for the future in order to sustain and enhance our position in the increasingly competitive global markets.

We are also widening the scope of our research and development activities from in-house product and technology development to managing the research and development process across various internal and external agencies, including our research and development centers in Korea, Spain and the United Kingdom, as well as at various aggregate parts suppliers and outsourcing partners.

We are the only automotive company in India which has a modern crash test facility for testing its new products for passenger safety. We also have a hemi-anechoic chamber testing facility for developing vehicles with lower noise and vibration levels and an engine emissions testing facility to develop products meeting international standards.

Our product design and development center is equipped with computer-aided design, manufacture and engineering tools, with sophisticated hardware, software, and other information technology infrastructure, designed to create a digital product development environment and virtual testing and validation, resulting in faster product development cycle-time and data management. Rapid prototype development systems, testing cycle simulators, advanced emission test laboratories and styling studios are also a part of our product development infrastructure and are regularly used in product development.

Over the years, we have devoted significant resources towards our research and development activities. Our total expenditure on research and development during fiscal years 2004, 2005 and 2006 was Rs.1,282 million, Rs.2,532 million and Rs.4,663 million respectively.

Intellectual Property

We have 105 trademarks registered in India and approximately 94 trademark applications which are currently pending registration. In addition to this, our significant trademarks are registered, or are in the process of being registered, in nearly 116 countries. We currently hold approximately 950 of these registrations worldwide. The registrations mainly include trademarks for each of our vehicle models. Further, we also use the “Tata” brand, which has been licensed to us by Tata Sons Limited. See “—The Tata Group”. As part of our acquisition of TDCV, we have the perpetual and exclusive use of the “Daewoo” brand and trademarks in Korea and overseas markets for the product range of TDCV. TDCV holds South Korean trademark registrations for 14 utility models and 5 designs.

India is a member of the World Trade Organization. In compliance with its obligations under the Agreement on Trade Related Aspects of Intellectual Property, or TRIPS, India grants statutory protection to various forms of intellectual property, including patents, copyrights, industrial designs and trademarks. The Trade Marks Act, 1999 and the Copyright Act, 1957, as amended, which are currently in force in India, are TRIPS compliant. The Patents Act, 2002, as amended, to the extent that it relates to our business and operations, provides adequate product and process patent protection in India in accordance with its obligations under TRIPS. The United States has placed India on its “priority watch list” under Section 301 of TRIPS for failing to provide adequate levels of protection for intellectual property rights. Although we have never experienced any material difficulties in protecting our brands and other intellectual property in India, the protection and enforcement of intellectual property rights in India has not been and may not be as effective as in the United States.

We currently own two patents and have 21 patent applications pending registration in India and one in the United Kingdom. These patents are mostly in relation to devices which enable efficient functioning, such as energy saving devices. Our most significant patent, which is currently in the process of being registered, is a portable device for measurement of head impact points in a vehicle. In addition, TDCV holds 9 patents in South Korea and 2 patent applications are currently pending registration.

In addition to the above, we also have various copyright and Internet domain name registrations.

In varying degrees, all of our trademarks, brands or patents are important to us. In particular, the expiration or termination of the Tata brand could materially affect our business.

Components and Raw Materials

The principal raw materials and components required by us for use in our vehicles are steel sheets and plates, castings, forgings and items such as tyres, batteries, electrical items and rubber and plastic parts. The raw materials, components and consumables that are domestically sourced, include steel (sheet-metal, forgings and castings), tyres and tubes, batteries, fuel injection systems, air-oil filters, consumables (paints, oils, thinner, welding consumables, chemicals, adhesives and sealants) and fuels. We also require aggregates like axles, engines, gear boxes and cabs for our vehicles, which are manufactured by our subsidiaries and affiliates.

We have recently undertaken an e-commerce initiative through the development of a business-to-business site with the assistance of our subsidiary, TTL, for electronic interchange of data with our suppliers. This has enabled us to have real time information exchange and processing to manage our supply chain effectively. We use external agencies as third party logistic providers. This has resulted in space and cost saving by transferring a part of our inventory to a third party.

As part of our strategy to become a low-cost vehicle manufacturer, we have undertaken various initiatives to reduce our fixed and variable costs including an e-sourcing initiative started in 2002 through which we procure some supplies through reverse auctions. We have established a procedure for ensuring quality control of outsourced components. Products purchased from approved sources undergo a supplier quality improvement process. We also have a program for assisting vendors from whom we purchase raw materials or components to maintain quality. Each vendor is reviewed on a quarterly basis on parameters of quality, cost and delivery. Preference is given to vendors with QS-9000 certification. We also maintain a stringent quality assurance program that includes random testing of production samples, frequent re-calibration of production equipment and analysis of post-production vehicle performance and ongoing dialogue with workers to reduce production errors. Further, in April 2003, we established a Strategic Sourcing Group to consolidate, strategize and monitor our supply chain activities with respect to major items of purchase as well as major inputs of technology and services. The Strategic Sourcing Group is responsible for recommending for the approval of the Management Committee the long-term strategy and purchase decision for these items, negotiation and relationship with vendors with regard to these items, formulating and overseeing our purchasing policies, norms in respect of all items, evolving guidelines for vendor quality improvement, vendor rating and performance monitoring and undertaking company-wide initiatives such as e-sourcing and supply chain management/policies with respect to vehicle spare parts. We are also exploring opportunities for global sourcing of parts and components from lower cost countries, and have embarked on a vendor management program that includes vendor base rationalization, vendor quality improvement and vendor satisfaction surveys.

Suppliers

We have an extensive supply chain for procuring various components. We are also outsourcing many of manufacturing processes and activities to various suppliers. In such cases, we provide training to outside suppliers who design and manufacture the required tooling and fixtures.

TACO manufactures auto components and encourages the entry of internationally acclaimed auto component manufacturers into India by setting up joint ventures with them. Some of these joint ventures include: Tata Johnson Controls Limited for seats, Knorr Bremse CV Systems for commercial vehicle air brakes, Tata Yazaki Autocomp Limited for wiring harnesses, JBM Sangwoo Limited for pressed components and Tata Toyo Radiators Limited for radiator assemblies. These joint ventures supply auto components for our products.

We have embarked upon a vendor management program that includes vendor base rationalization, vendor quality improvement and vendor satisfaction surveys. As part of driving continuous improvement in procurement, we have integrated our system for electronic interchange of data with our suppliers with the ERP. This has facilitated real time information exchange and processing to manage our supply chain more effectively.

We import some components that are either not available in the domestic market or when equivalent domestically-available components do not meet our quality standards. We also import products to take advantage of lower prices in foreign markets, such as special steels, wheel rims and power steering assemblies. The following table shows the imported and indigenous raw material and components consumed by us:

	Value of Raw Material and Components Consumption For the Fiscal Year Ended March 31,
	2004		2005		2006
Description	Rs Millions	%	Rs millions	%	Rs millions	%
Imported (at rupee cost)	3,818	4.6	7,268	5.7	11,418	7.6
Indigenously obtained	80,159	95.4	120,179	94.3	138,682	92.4
Total	83,977	100.0	127,477	100.0	150,100	100.0

Capital and Product Development Expenditures:

Our Capital expenditure aggregated to Rs.10,734 million, Rs.9,163 million and Rs.2,659 million during fiscal 2006, 2005 and 2004, respectively. Our capital expenditure during the past three years has been related mostly to design and development of new products and variants, capacity expansion for new and existing products to meet the market demand and investments towards improving quality, reliability and productivity that are aimed at operational efficiency.

We intend to continue to invest in our business units and research and development over the next several years for improving our existing product range and developing new products and platforms to build and expand our presence in the passenger vehicle and commercial vehicle categories to strengthen our position in India and growing our presence in the select international markets.

As a part of this future growth strategy, we plan to spend around Rs.100 billion in the next three to four fiscal years toward product development, capital expenditure in capacity enhancement, plant renewal and modernization and to pursue other growth opportunities. These expenditures are expected to be funded largely through cash generated from operations, existing investible surplus in the form of cash and cash equivalents, investment securities and other external financing sources. We have obtained a resolution from our shareholders permitting the Board to raise a maximum of Rs.30 billion in equity or equity-related instruments, if required, and also raise our borrowing limits to Rs.75 billion, to fund capital expenditure.

Other Operations

In addition to our automotive operations, we are also involved in various other business activities, of which information technology services and construction equipment manufacturing are the main activities. Net revenues from these activities totaled to Rs.18,061 million and Rs.11,014 million in fiscal 2006 and 2005, respectively, representing nearly 7.4% and 5.5% of our total revenues, before inter segment elimination in these fiscal years.

Information Technology Services:

TTL along with its subsidiaries is in the business of providing information technology services to several clients across India and overseas. TTL implemented the SAP Enterprise Resource Planning, or SAP ERP, system for us and other companies.

In October 2005, through its former subsidiary Tata Technologies, USA, or TTUS, TTL acquired INCAT International Plc, or INCAT. In December 2005, it acquired a 100% stake in Tata Technologies Pte Limited, or TTPL, from other Tata group companies and business associates. In January 2006, TTL, through its subsidiary company INCAT GmbH, acquired CEDIS Mechanical Engineering GmbH to enhance its presence in Germany. Under the new structure, TTPL holds INCAT as the focal point of delivery of services and iKnowledge Solutions Inc. to develop engineering knowledge products. The offshore capabilities of TTL in the field of engineering automation services combined with the onshore strengths of INCAT are expected to offer a strong and seamless onshore/offshore delivery capability to international customers in the automotive, aerospace and engineering industries. As at the end of fiscal 2006, we held 88.10% of TTL’s share capital. Under the new structure, the international holding company, TTPL, holds INCAT as the focal point for delivery of services and iKnowledge Solutions Inc., to develop engineering knowledge products.

As part of the restructuring, TTL has in the USA merged TTUS, INCAT Holdings Inc., INCAT Financial Services Inc. and INCAT Systems Inc., with effect from April 1, 2006. Post merger, the surviving entity is INCAT Systems Inc. TTL has also incorporated a wholly owned subsidiary in Thailand named Tata Technologies (Thailand) Limited as TTL’s second global delivery center to take advantage of growth in the area.

Construction Equipment:

Telcon, in which we hold a 60% interest, is engaged in the business of manufacturing and sale of construction and related equipment such as cranes, hydraulic excavators, loaders and articulated dump trucks. The key benefits expected from our alliance with HCM, are sourcing of components and machines from Telcon by HCM, introducing new construction equipment products in India, setting up a product development facility in India and making Telcon a part of HCM’s global network. We believe the new arrangement will help Telcon to significantly improve its product offerings to its customers and allow it to evolve as a global manufacturing and design hub. Thus, we expect Telcon to grow to become a leading competitor in the construction equipment industry in India.

Government Regulations

Emission and Safety:

In 1992, the government of India issued emission and safety standards, which were further tightened in April 1996 under the Indian Motor Vehicle Act. Currently Bharat Stage III norms (equivalent to Euro III norms) are in force for four wheelers in 11 cities in India and Bharat Stage II norms (equivalent to Euro II norms) are in force in rest of India. Our vehicles comply with these norms. The next change in emission regulations is currently expected to be implemented by fiscal 2010, when the 11 major cities currently subject to Bharat Stage III norms are expected to move to Bharat Stage IV norms (equivalent to Euro IV norms) and rest of India to Bharat Stage III norms.

The vehicles made by TDCV comply with the emission regulatory requirements in South Korea and also of countries where its vehicles are exported. Our vehicle exports to Europe comply with Euro IV norms, and we believe our vehicles also comply with the various safety regulations in effect in the other international markets we operate in. We are also working on meeting all the regulations which we believe are likely to come into force in various markets in future.

The Indian automobile industry is progressively harmonizing its safety regulations with International standards in order to facilitate sustained growth of the Indian automobile industry as well as to make India a large exporter of automobiles.

India has a well established regulatory framework administered by the Indian Ministry of Shipping, Road Transport and Highways. The ministry issues notifications under the Central Motor Vehicles Rules and the Motor Vehicles Act. Chapter V of the Central Motor Vehicles Rules, 1989 deals with construction, equipment and maintenance of vehicles. Vehicles being manufactured in the country have to comply with relevant Indian standards and automotive industry standards. The Indian Ministry of Shipping, Road Transport and Highways finalized a road map on automobile safety standards in January 2002. The road map is based on current traffic conditions, traffic density, driving habits and road user behavior in India and is generally aimed at increasing safety requirements for vehicles under consideration for Indian markets.

Our manufacturing plants have received the Indian government’s environmental clearances required for our operations. We are fully committed to our role as a responsible corporate citizen with respect to reducing environmental pollution. We treat the effluents at our plants and have made significant investments in lowering the emissions from our products.

In collaboration with Indian Oil Corporation, we have introduced, on a pilot basis, over 40 staff buses fitted with engines to run on bio-diesel fuel.

Fuel Prices:

In April 2002, the administered price mechanism which was being used to fix the fuel prices in the Indian market was dismantled by the government of India to have a market driven pricing of fuel products.

Excise Duty:

In the Indian Union Budget for fiscal 2007, the Government of India has reduced the Excise duty on small cars from 24% to 16%. Small car are defined to mean cars of length not exceeding 4,000 mm and with an engine capacity not exceeding 1,500 cc for cars with diesel engines and not exceeding 1,200 cc for cars with gasoline engines.

Import Regulations and Duties:

Automobiles and automotive components can, generally, be imported into India without a license from the Indian government subject to their meeting Indian standards and regulations as specified by designated testing agencies. Recent government liberalization policies have led to a reduction in import duties on vehicles and certain automotive parts.

Insurance Coverage:

The Indian insurance industry is predominantly state-owned and insurance tariffs are regulated by the Indian Insurance Regulatory and Development Authority. We have insurance coverage which we consider reasonably sufficient to cover all normal risks associated with our operations and which we believe is in accordance with industry standards in India. We have obtained coverage for product liability for some of our vehicle models in several countries to which we export vehicles. TDCV has insurance coverage as is required and applicable to cover all normal risks in accordance with industry standards in South Korea, including product liability. We have also taken insurance coverage on directors and officers’ liability to minimize risks associated with product liability and international litigation.

Legal Proceedings

In the normal course, we face claims and assertions by various parties. We assess such claims and assertions and monitor the legal environment on an ongoing basis, with the assistance of external legal counsel wherever necessary. We record a liability for any claims where a potential loss is probable and capable of being estimated, and disclose such matters in our financial statements, if material. For potential losses which are considered reasonably possible, but not probable, we provide disclosure in the financial statements, but do not record a liability in our accounts unless the loss becomes probable. Certain claims that are above Rs.50 million in value are described in Note 22 to our consolidated financial statements included in this annual report. In respect of claims against us below Rs.50 million, the majority of cases pertain to motor accident claims (involving vehicles that were damaged in accidents while being transferred from our manufacturing plants to regional sales offices) and consumer complaints. Some of these cases relate to replacement of parts of vehicles and/or compensation for deficiency in the services by the Company or its dealers.

We believe that none of the contingencies, either individually or in the aggregate, would have a material adverse effect on the Company’s financial condition, results of operations or cash flows.

C. Organizational Structure.

The Tata Group

We are a part of the diversified Tata Group, and we benefit from being identified with the Tata brand and the Tata Group of Companies. The Tata Group is based substantially in India, and had combined revenues of approximately Rs.975 billion (US$ 22.00 billion) for the year ended March 31, 2006. The Tata Group is highly diversified and the activities of the group are categorized under seven business sectors, namely engineering, materials, energy, chemicals, consumer products, services and communication and information systems.

The Tata Group has its origins in the trading business founded by Jamsetji Tata in 1874 that was developed and expanded in furtherance of his ideals by his two sons, Sir Dorabji Tata and Sir Ratan Tata, following their father’s death in 1904. The family interests subsequently vested largely in the Sir Ratan Tata Trust, the Sir Dorabji Tata Trust and other related trusts. These trusts were established for philanthropic and charitable purposes and together own a substantial majority of the shares of Tata Sons Limited.

By 1970, the Tata Group had expanded from the trading company established in the nineteenth century to encompass a number of major industrial and commercial enterprises including The Indian Hotels Company Limited (1902), The Tata Steel Limited (Tata Steel) (1907), The Tata Power Company Limited (1910), Tata Chemicals Limited (1939), Tata Motors Limited (1945), Voltas Limited (1954), and Tata Tea Limited (1962). The Tata Group also promoted India’s first airline, Tata Airlines, which later became Air India (India’s national carrier), as well as India’s largest general insurance company, New India Assurance Company Limited, both of which were subsequently taken over by the Government as part of the Government’s nationalization program. Tata Consultancy Services Limited (TCS), is Asia’s leading software services provider and the first Indian software firm to exceed sales of US$ 1 billion. The Tata Group has also invested in several telephony and telecommunication ventures, including acquiring a portion of the Indian Government’s equity stake in the state owned Videsh Sanchar Nigam Limited (VSNL). Most of the Tata companies are leaders in their respective businesses in India. These companies do not technically constitute a “group” under Indian law.

We have for many years been a licensed user of the “Tata” brand owned by Tata Sons Limited, and thus have both gained from the use of the Tata brand as well as helped to sustain its brand equity. The Tata Group instituted a new corporate identity program to re-position itself to compete in a global environment. A substantial ongoing investment is planned to develop and promote a strong, well-recognized and common brand equity, which is intended to represent for the consumer a level of quality, service and reliability associated with products and services offered by Tata companies. To implement these plans, Tata Sons Limited has undertaken a program by which consenting Tata companies are required to pay a subscription fee to participate in and gain from the new Tata Group identity. We believe that we benefit from the association with the new Tata Group identity and, accordingly, have agreed to pay an annual subscription fee to Tata Sons Limited from fiscal 1998 which is equal to 0.25% of our annual net income (defined as our net income exclusive of excise duties and other governmental taxes and non-operating income), provided that the subscription fee does not exceed 5% of our annual profit before tax (defined as our profit after interest and depreciation but before income tax). However, for the fiscal years ended March 31, 2004, 2005 and 2006, we paid an amount less than 0.25% of our annual net income, as described above, as mutually agreed between Tata Sons Limited and us. These calculations are made with reference to our non-consolidated Indian GAAP financial statements. Pursuant to our licensing agreement with Tata Sons Limited, we have also undertaken certain obligations for the promotion and protection of the new Tata Group identity licensed to us under the agreement. The agreement can be terminated by written agreement between the parties, by Tata Sons Limited upon our breach of the agreement and our failure to remedy the same, or by Tata Sons Limited upon providing six months notice for reasons to be recorded in writing. The agreement can also be terminated by Tata Sons Limited upon the occurrence of certain specified events, including liquidation. Because we are the largest company in the Tata Group in terms of fiscal 2006 revenues and further because we believe that our growing international reputation brings benefits to the Tata brand, we consider it very unlikely that we would ever be unable to use the Tata brand in relation to our products and services.

The Tata Group companies have sought to continue to follow the ideals, values and principles of ethics, integrity and fair business practices originally established by the founder of the Tata Group, Mr Jamsetji Tata and his successors. To further protect and enhance the Tata brand equity, these values and principles have been articulated in the Tata code of conduct, which has been adopted by most of the Tata companies that have access to the larger resources and services of the Tata Group. These companies have endeavored to maintain high standards of management efficiency and to promote the commercial success of Indian enterprises. The Tata Group has also made significant contributions towards national causes through promotion of public institutions in the field of science, such as the Indian Institute of Science and the Tata Institute of Fundamental Research, and in the field of social services through the Tata Institute of Social Sciences, the Tata Memorial Hospital and the National Center of the Performing Arts. Tata trusts are among the largest charitable foundations in the country.

We are the leading automotive vehicle manufacturing company in India in terms of revenues.

A large number of the Tata companies hold shares in one another and some of our directors hold directorships on the boards of other Tata companies, including Tata Sons Limited. However, there are no voting agreements, material supply or purchase agreements or any other relationships or agreements that have the effect of tying us together with other Tata Group companies at management, financial or operational levels. Tata Sons Limited and its subsidiaries do not have any special contractual or other power to appoint our directors or management beyond the voting power of their shareholdings in us. Except as set forth in the tables below under the heading “Subsidiaries and Affiliates” and except for an approximately 10.27% stake in Tata Industries Limited, our shareholdings in other Tata companies are generally insignificant as a percentage of their respective outstanding shares or in terms of the amount of our investment or the market value of our shares of those companies.

Subsidiaries and Affiliates

We have the following consolidated subsidiaries and equity method affiliates as of March 31, 2006.

Name of the Subsidiary Company		Country of incorporation	% of holding
1	Sheba Properties Ltd.	India	100.00
2	Concorde Motors (India) Ltd.	India	100.00
3	HV Axles Ltd.	India	100.00
4	HV Transmissions Ltd	India	100.00
5	TAL Manufacturing Solutions Ltd.	India	100.00
6	Tata Motors Insurance Services Ltd[1]	India	100.00
7	Tata Daewoo Commercial Vehicle Co. Ltd	South Korea	100.00
8	Tata Motors European Technical Centre plc[2]	UK	100.00
9	Tata Technologies Ltd. and its 20 subsidiaries[3]	India [4]	88.10 [5]
10	Telco Construction Equipment Co. Ltd.	India	60.00
11	Tata AutoComp Systems Ltd. and its 7 subsidiaries[3]	India[6]	54.70 [7]
12	Tata Precision Industries Pte. Ltd, Singapore and its subsidiary	Singapore	51.07

[1]	Formerly, Concorde Motors Limited

[2]	Incorporated as a 100% subsidiary on September 1, 2005
[3]	Consequent to various acquisitions, the number of the subsidiaries have increased
[4]	These subsidiaries are based in many countries abroad
[5]	The holdings in these subsidiaries range between 88.10 % to 88.20%
[6]	These subsidiaries are based in India, Mauritius and Germany
[7]	The holdings in these subsidiaries range between 27.90 % to 54.70%

Name of the Affiliate Company		Country of incorporation	% of holding
1	Tata Cummins Ltd.	India	50.00
2	TSR Darashaw Ltd[1]	India	48.55
3	Nita Co. Ltd Bangladesh	Bangladesh	40.00
4	Tata Securities Private Ltd	India	31.90
5	Tata Holset Ltd.	India	21.37
6	Hispano Carrocera S.A	Spain	21.00
7	Affiliates of Tata AutoComp Systems Ltd	India	27.35 [2]
8	Telcon Ecoroad Resurfaces Pvt Ltd. [3]	India	21.60

[1]	Formerly known as Tata Share Registry Limited
[2]	Except for an affiliate wherein the holding is 14.22%.
[3]	Was incorporated as an affiliate of Telco Construction Equipment Co Ltd. during the year.

D. Property, Plants and Equipment.

Facilities:

We currently operate four principal automotive manufacturing facilities. The first facility was established in 1945 at Jamshedpur in the State of Jharkhand (earlier a part of the State of Bihar) in eastern India. We set up a second facility in 1966 (with production commencing in 1976) at Pune, in the State of Maharashtra in western India, and a third in 1985 (with production commencing in 1992) at Lucknow, in the State of Uttar Pradesh in northern India. In 1998, we initiated the establishment of a fourth facility at Dharwad in the State of Karnataka in southern India. The Jamshedpur, Pune and Lucknow manufacturing facilities have been accredited with ISO/TS 16949:2000(E) certification. We are in the process of setting up a plant in Pantnagar in Uttaranchal. We have also set up research and development facilities in the United Kingdom.

In March 2004, with the acquisition of DWCV (now renamed TDCV), we also acquired DWCV’s plant in Gunsan, South Korea. Manufacturing facilities of Tata AutoComp Systems Ltd and its subsidiaries are located at various locations in and around the city of Pune, in the State of Maharashtra, India as also in Germany. Manufacturing facilities of Telcon are located at Jamshedpur in the State of Jharkhand in eastern India and at Dharwad in the State of Karnataka in Southern India.

Installed Capacity:

Our total vehicle production capacity in India as of March 31, 2006 determined on the basis of two production shifts per day and including capacity for the manufacture of replacement parts, was 535,500 units annually. In addition, we also have vehicle production capacity of 20,000 units annually in South Korea.

The following table shows our installed capacity as at March 31, 2006, and production levels by plant and product type in fiscal 2004, 2005 and 2006:

	Fiscal Year ended March 31,
	Installed Capacity (1)	Production (Units)
		2004	2005	2006
Jamshedpur
Medium and Heavy Commercial Vehicles	66,000	58,044	71,023	69891
Construction Equipment	3262	1,921	2,455	3515

Pune
Medium and Heavy Commercial Vehicles, Light Commercial Vehicles, Utility Vehicles, Passenger Cars	439,500	240,832	311,269	366468
Metal Cutting and Grinding Machines and Fixtures	82	56	79	153

Lucknow
Medium and Heavy Commercial Vehicles, Light Commercial Vehicles, Utility Vehicles	30,000	12,666	18,649	19963

Republic of Korea

Gunsan (2)
Medium & Heavy Commercial Vehicles	20,000	46	4,567	5,663

(1)	On double shift basis including capacity for manufacture of replacement parts.
(2)	We acquired TDCV on March 30, 2004 and consequently its production did not constitute part of our production prior to that date. TDCV produced 46 vehicles during the two days ended March 31, 2004 subsequent to our acquisition. The production units are for the full year in fiscal 2005 and fiscal 2006.

Properties:

We, along with our consolidated subsidiaries, produce vehicles and related components and carry out other businesses through various manufacturing facilities. In addition to our manufacturing facilities, our properties include sales offices and other sales facilities in major cities, repair service facilities, and research and development facilities.

The following table sets forth information, with respect to our principal facilities, a substantial portion of which are owned by us or our consolidated subsidiaries as on March 31, 2006. The remaining facilities are on leased premises.

Location	Facility or Subsidiary Name	Principal Products or Functions
India

In the State of Maharashtra
Pune (Pimpri, Chinchwad, Chikhali, Maval)	Tata Motors Ltd.	Factory/residential
Pune (Chinchwad)	TAL Manufacturing Solutions Ltd	Factory automation equipment and services
Pune (Hinjawadi)	Tata Technologies Limited	Software consultancy and services
Mumbai	Concorde Motors (India) Limited	Automobile sales & service
Pune (Damle Path, Hinjawadi, Bhosari, Chakan and Pirangut)	Tata AutoComp Systems Limited and its subsidiaries	Auto components and engineering design

In the State of Jharkhand
Jamshedpur	Tata Motors Ltd.	Factory/residential
Jamshedpur	HV Axles Ltd.	Axles for M&HCVs
Jamshedpur	HV Transmissions Ltd.	Transmissions for M&HCVs
Jamshedpur	Telco Construction Equipment Company Limited	Construction equipment

Location	Facility or Subsidiary Name	Principal Products or Functions
India

In the State of Uttar Pradesh
Lucknow	Tata Motors Ltd.	Factory

In the State of Karnataka
Dharwad	Telco Construction Equipment Company Limited	Construction equipment
	Tata Motors Limited	Spare parts and warehousing
Bangalore	Concorde Motors (India) Ltd.	Automobile sales and service

In the State of Uttaranchal
Pantnagar	Tata Motors Limited	Factory (being set up)

Rest of India
Chennai, Tamil Nadu
Hyderabad, Andhra Pradesh
Gujarat (Halol, Village Khakharia)	Tata AutoComp Systems Limited and its Subsidiaries	Auto components and engineering design
Mumbai, Hyderabad & Bangalore	Concorde Motors (India) Ltd.	Automobile sales and service
Various other properties in India	Tata AutoComp Systems Ltd.	Auto components
	Tata Motors Limited	Vehicle financing business (office/ residential)

Outside India
Singapore	Tata Precision Industries Pte. Ltd. / Tata Engineering Services Pte. Ltd.	Precision equipment and computer and peripherals warehousing
Republic of Korea	Tata Daewoo Commercial Vehicle Co. Ltd.	Factory and residential apartments

Substantially all of our owned properties are subject to mortgages in favor of secured lenders and debenture trustees for the benefit of secured debenture holders. A significant portion of our property, plant and equipment is pledged as collateral securing indebtedness incurred by us. We believe that there are no material environmental issues that may affect our utilization of these assets.

We consider all our principal manufacturing facilities and other significant properties to be in good condition and adequate to meet the needs of our operations.

Item 4A. Unresolved Staff Comments.

We are a large accelerated filer as defined in Rule 12b-2 under the Securities Exchange Act of 1934. We have not received written comments from the staff of the Securities and Exchange Commission regarding our periodic reports under the Exchange Act not less than 180 days before the end of the fiscal 2006 and which remain unresolved as of the date of the filing of this annual report with the Commission.

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

A. Operating Results.

Overview

In fiscal 2006, total Gross revenues including finance revenues increased by 20% to Rs.276,080 million from Rs.230,158 million in fiscal 2005. We recorded net income of Rs.15,011 million in fiscal 2006, an increase of 13.2% as compared to Rs.13,256 million in fiscal 2005. In addition to our automotive revenues, we also derive dividend and other income from strategic and available-for-sale investments which accounted for our residual income and income from other operations.

Details of major acquisitions during the year

Acquisition of Ownership interest in INCAT International Plc, or INCAT

During fiscal 2006, we, through our subsidiary TTL, acquired 100% equity stake in INCAT at fair value for an aggregate consideration of Rs.4,269 million. The acquisition resulted in goodwill and intangibles of Rs.2,212 million and Rs. 1,350 million respectively. INCAT is a global provider of engineering and design and project lifecycle management software and hardware services to the automotive and aerospace industries. INCAT is catering primarily to the North American and European markets.

Acquisition of Ownership interest in Tata Finance Limited, or TFL

During fiscal 2006, we merged TFL at fair value for an aggregate consideration of Rs.6,924 million. The merger resulted in goodwill and intangibles of Rs.4,394 million and Rs.392 million respectively. We expect the merger to enable our vehicle financing business to grow stronger by leveraging synergies of the direct business model of TFL with dealer driven business. We expect that this merger will enable us to grow our auto financing business and offer complete solutions in line with the global best practices in the auto industry.

Automotive operations.

Automotive operations is our most significant segment, accounting for 92.6%, and 94.5% respectively, of our total revenues before inter-segment eliminations and 94.7%, and 96%, respectively of our operating income before intersegment eliminations for fiscal 2006 and 2005. India is the most significant market for us, accounting for 87.9% and 91.3% of vehicle unit sales for fiscal 2006 and 2005, respectively, though the importance of our international operations is increasing.

Our revenues from automotive operations increased 18.9% to Rs.224,753 million in fiscal 2006 from Rs.188,980 million in fiscal 2005, representing 92.6% and 94.5% of our total revenue before intersegment eliminations in fiscal 2006 and 2005, respectively.

Our automotive operations includes :

•	All activities relating to development, design, manufacture, assembly and sale of M&HCVs, LCVs, passenger cars and utility vehicles as well as related spare parts and accessories,

•	Automotive component business, both captive and non-captive,

•	Distribution and service of vehicles, and

•	Financing of vehicles.

The leading drivers of automotive business in India include GDP growth, industrial and infrastructure growth, increase in urbanization and personal disposable incomes. GDP growth, led by growth in industrial and agricultural sectors, is a key to freight generation in the economy, which in turn drives the demand for the commercial vehicles, especially the goods carriers. Also, the ongoing road development programs in India, such as golden quadrilateral and cross country road corridors, which are designed to connect not only the major cities of the country, but also the rural and interior parts of the country, are expected to improve the efficiency of both goods and passenger movement across the country through improved turnaround time, better fuel efficiency and better logistic solutions. Also, the road development programs are expected to lead to a hub and spoke model of distribution, which in turn is expected to result in a structural shift in the commercial vehicle industry by moving the demand towards heavy and light commercial vehicles which cater to long-haul and end destination distribution respectively.

Government regulations relating to emission norms, safety standards, scrapping of vehicles beyond a specified age, overloading and private participation in passenger transport and other areas impact the demand for commercial vehicles in the country.

Our presence across the major four wheel auto product categories and our low cost manufacturing capabilities facilitate our market leadership in the auto industry in the country. Also, we are working towards development of new products, in all segments of commercial vehicles and development of new platforms to replace our current compact car, mid size car and utility vehicle platforms to compete effectively in the challenging competitive environment.

Our subsidiary, TDCV, is not only helping us strengthen our position in the international markets but is also improving our technological capability in design and development of new products in commercial vehicle category. In May 2005, we successfully launched Tata ACE, which has created a niche for itself in the under one ton category of the commercial vehicle industry. Our proposed joint venture with Marcopolo in Brazil, which we announced during in May 2006, and our 21% stake in Hispano is expected to enhance our leadership position in the bus market through better technological capabilities in bus body building. Further TMETC, provides us with design engineering support and development services, complementing and strengthening our skill sets.

Capacity utilization of our facilities in India increased from 77.9% in fiscal 2005 to 85.2% in fiscal 2006. However, the capacity utilisation of our total automotive operations, including TDCV operations, was 75.9% for fiscal 2005 and 83.2% for fiscal 2006. Capacity utilization levels at TDCV increased from 23% in fiscal 2005 to 28.3% in fiscal 2006.

Our vehicle sales (including TDCV and sale of FIAT vehicles) increased 13.8% to 459,863 units in fiscal 2006 from 404,104 units in fiscal 2005. In fiscal 2006, our market share of all four-wheel vehicles sold in India increased marginally to 27% in fiscal 2006 from 26.8% in fiscal 2005. In fiscal 2006, the unit sales growth rate of the Indian automotive industry was 8.2% and we outperformed it by achieving a growth of 9.4%. Our overall sales in international markets (including TDCV sales) increased 59.7% to 55,957 units in fiscal 2006 as against an increase of 58.7% in fiscal 2005. This was driven by sustained efforts towards a focused entry in to new export markets and also strengthening of our presence in existing markets. Key export markets for our automotive operations were south Africa, west Asia, Europe and south-east Asia.

The auto-component business, which caters to both captive and external demand is expected to benefit from the growth in the automobile business in the country. Our key auto component subsidiaries, HV Axles Ltd, HV Transmission Limited and TACO, are expected to improve their revenues and profitability through internal growth, and we may consider opportunities to grow through mergers and acquisitions.

To support our vehicle financing activity, the erstwhile Tata Finance Ltd. was amalgamated with us during fiscal 2006 which facilitated the integration of its direct business model with the dealer-driven business of our former division, the Bureau of Hire Purchase and Credits (BHPC). Following the amalgamation, we seek to offer complete vehicle financing solutions in line with global best practices in the auto industry. We also believe this business will provide a hedge against the cyclicality of the automotive business in India.

Interest rate movements in the economy have a significant impact on vehicle financing operations. Despite an increase in interest rates during the latter half of fiscal 2006, our vehicle-financing registered a strong growth on the back of an increased focus in the business and strong vehicle demand during the fiscal year.

Other Operations.

Our revenue from other operations was Rs.18,061 million in fiscal 2006, an increase of 64% from Rs.11,014 million during fiscal 2005. These revenues represent 7.4% and 5.5% of our total revenues, before inter-segment eliminations, in fiscal 2006 and 2005, respectively.

During the fiscal year we sold 20% of our stake of Telcon to HCM, thus reducing our stake from 80% to the present 60%. Consequently HCM’s stake has increased to 40% from 20%. The key benefits expected from the sale of our stake to HCM are sourcing, by HCM, of components and machines from Telcon, introducing newer construction equipment products in India, setting up a product development facility in India and making Telcon a part of HCM’s global network. We believe that the new arrangement will help Telcon to significantly improve its product offerings to its customers and allow it to evolve as a global manufacturing and design hub. Thus, we expect Telcon to grow to become a leading competitor in the construction equipment industry in India.

Also, TTL through its erstwhile subsidiary TTUS, acquired INCAT, a global provider of product lifecycle management and engineering and design services primarily to manufacturers and their suppliers in the international automotive, aerospace and engineering markets. See Item 4.B “—Business Overview—Information Technology Services”.

Geographical breakdown.

On a geographical basis, revenues from sales in India increased by 16.0% to Rs.198,172 million in fiscal 2006 from Rs.170,883 million in fiscal 2005.

Our share of revenues earned from outside India has increased steadily over the last two years from 7.9% in fiscal 2004 to 13.9% in fiscal 2005 to 17.6% in fiscal 2006, mainly as a result of our strategy to increase export of our vehicles to new and existing markets in significant numbers and improved performance of our international subsidiary in South Korea, TDCV. Successful operations of INCAT and its subsidiaries following acquisition by TTL also facilitated a significant increase in our sales to international market.

The following table sets forth our revenues from external customers in our different geographical markets:

	Fiscal 2004		Fiscal 2005		Fiscal 2006
Revenues	Rs in million	Percentage	Rs in million	Percentage	Rs in million	Percentage
Within India	128,641	92.1%	170,883	86.1%	198,172	82.4%
Outside India	11,055	7.9%	27,504	13.9%	42,443	17.6%
Total	139,696		198,387		240,615

Significant Factors Influencing Our Results of Operations.

Our results of operations are dependent on a number of factors, including:

•	General economic conditions. We, similar to the rest of the domestic automotive industry, are substantially affected by general economic conditions in India. See Item 3.D “—Risk Factors—General economic conditions” could have a significant adverse impact on our sales and results of operations. Economic conditions have improved since fiscal 2002, which has led to our strong growth in fiscal 2004, 2005 and 2006.

•	Interest rates and availability of credit for vehicle purchases. While interest rates steadily declined from the beginning of fiscal 2001 and credit finance for vehicle purchases became more widely available, an upward trend in interest rates began during the second half of fiscal 2006. For further discussion of our credit support programs, see Item 4.B “—Business Overview—Sales and Distribution of Vehicles”.

•	Excise duty and sales tax rates. For a detailed discussion regarding tax rates applicable to us, please see Item 4.B “—Business Overview—Regulation—Excise Duty”.

•	Our competitive position in the market. For a detailed discussion regarding our competitive position, see Item 4.B “—Business Overview—Competition”.

•	Cyclicality. Our results of operations are also dependent on the cyclicality in demand in the automotive market, new government regulations, and, to a limited extent, to fluctuations in foreign currency rates.

•	Environmental Regulations. There has been a greater emphasis by the government on the emission and safety norms for the automobile industry. Compliance with these norms will have a significant bearing on the costs and product life cycles in the Indian automotive industry. For further details with respect to these regulations, please see Item 4.B “—Business Overview—Government Regulations—Emission and Safety”.

•	Foreign Currency Rates. We are sensitive to fluctuations in foreign currency rates with respect to our import and export activities. Our consolidated financial results are affected by foreign currency exchange fluctuations through both translation risk and transaction risk. Changes in foreign currency exchange rates may positively or negatively affect our revenues, results of operations and net income.

•	To the extent that our financial results for a particular period will be affected by changes in the prevailing exchange rates at the end of the period, such fluctuations may have a substantial impact on comparisons with prior periods. However, the translation effect is a reporting consideration and does not impact our underlying results of operations. We do not hedge against our translation risk.

•	Transaction risk is the risk that the currency structure of our costs and liabilities will deviate from the currency structure of sales proceeds and assets. Transaction risk relates primarily to sales proceeds from our automotive business segment exports sales produced in India. Because our exports sales are a small proportion of overall sales volumes, this risk is limited for us. However, we enter into commercial borrowings and other hedging instruments to address some of these transaction risks. These instruments enable us to reduce, but not eliminate, the impact of fluctuations in foreign currency rates. Please see Item 11. “—Quantitative and Qualitative Disclosures About Market Risk” for further detail.

Results of Operations.

While the country experienced robust economic growth during fiscal 2006, led largely by industrial growth and infrastructure development, the automobile industry was characterized by a few significant developments during the fiscal. One of the key developments was change in emission norms, which came into effect in most parts of the country from April 1, 2005. The change was implemented in the remaining parts with effect from October 1, 2005. Also, the government of India upgraded the safety and noise regulation standards, necessitating fresh vehicle certifications. Consequently, uncertainty arising out of the large range of products we offer and the multiplicity of the emission and safety standards applicable to each product, resulted in flat growth in our volumes, especially for our M&HCVs.

Towards the latter half of fiscal 2006, India experienced an increase in interest rates which was largely driven by a lack of liquidity in the monetary system and global interest rate trends. However, this change did not have any significant impact on our borrowing costs and on the vehicle financing rates during fiscal 2006. Also, in November 2005, the Supreme Court of India issued a directive banning the overloading of trucks. Strict implementation of the ban significantly boosted the commercial vehicle sales for the country in the last quarter of fiscal 2006.

During fiscal 2006, we sold 459,863 units (including 5,734 units sold by TDCV) as compared to 404,104 vehicles (including 4,538 units of TDCV sales) sold in fiscal 2005 representing an increase of 13.8% during fiscal 2006 compared to fiscal 2005. Our domestic market share in the four wheel vehicle market in India stood at 27.0% during fiscal 2006 as compared to 26.8% in fiscal 2005. Successful launch of Tata ACE and variants of passenger vehicles during the fiscal year offset the adverse impact of uncertainties arising from changes in emission and safety regulations. The volumes in the international business grew 59.7% to 55,957 units sold in fiscal 2006 from 35,035 units sold in fiscal 2005.

Following the signing of a memorandum of understanding with Fiat S.p.A, an agreement for distribution of FIAT cars in India by us through select dealer outlets was put in to effect. 209 units of FIAT vehicles were sold during the last quarter of fiscal 2006. Also, we entered into a memorandum of understanding with Marcopolo, a leading bus body manufacturing company from Brazil, for setting up a joint venture company to manufacture and assemble fully-built buses and coaches in India which we currently expect will enable us to improve production and technological capabilities in bus body building.

The following table sets forth selected items from our consolidated statements of income for the periods indicated and shows these items as a percentage of total revenues:

	Percentage of Total Revenues			Percentage Change
	Fiscal 2004	Fiscal 2005	Fiscal 2006	2004 to 2005	2005 to 2006
Total Revenues	100.00%	100.00%	100.00%	42.0	21.3
Cost of sales	77.4	79.1	78.7	45.1	20.7
Selling, general and administrative expenses	10.9	10.2	11.0	31.9	32.0
Research and development expenses	0.9	1.3	1.9	97.5	84.1
Employee Separation Compensation	0.3	0.0	0.0	-97.0	-63.5
Total operating expenses	12.1	11.4	13.0	33.9	37.7
Operating income	10.4	9.5	8.3	28.8	6.7
Non-operating income	1.3	0.9	1.5	2.7	*92.2
Interest income	0.3	0.4	0.3	117.8	-13.0
Interest expense	-1.9	-1.5	-1.5	11.5	24.2
Total non-operating (expense)/ Income	-0.4	-0.2	0.2	-27.0	-208.8
Income before tax	10.0	9.3	8.5	31.0	11.5
Income tax expense	-3.8	-2.6	-2.3	-3.1	10.2
Net income	6.4	6.7	6.2	48.9	13.2

*	Includes gain on shares issued by subsidiary and gain on sale of holding in subsidiary

The following table sets forth selected data regarding our automotive operations for the periods indicated and the percentage change from period to period.

				Percentage Change
	Fiscal 2004	Fiscal 2005	Fiscal 2006	2004 to 2005	2005 to 2006
Total Revenues (Rs. Millions)	132,356	188,980	224,753	42.8%	18.9%
Net Income (Rs. Millions)	8,437	12,814	14861	51.9%	16.0%
Net margin (%)	6.4%	6.8%	6.6%

India (Unit Sales)	292,213	369,069	403,906	26.3%	9.4%
Outside India (Unit Sales)	22,075	35,035	55,957	58.7%	59.7%
Market Share in India (%)	25.2	26.8	27.0

The following table sets forth selected data regarding our other operations for the periods indicated and the percentage change from period to period.

				Percentage Change
	Fiscal 2004	Fiscal 2005	Fiscal 2006	2004 to 2005	2005 to 2006
Total Revenues (Rs. Millions)	8,682	11,014	18,061	26.9%	64.0%
Net Income (Rs. Millions)	533	487	385	-8.6%	-20.9%
Net margin (%)	6.1%	4.4%	2.1%

Cost Reduction:

We have been maintaining our cost advantage vis-à-vis foreign manufacturers who have entered the Indian market, by aggressively pursuing a number of cost reduction initiatives, including the following:-

•	Outsourcing vehicle design, development and testing activities to third parties and procurement of major aggregates, sub-assemblies from approved vendors.

•	Procurement of parts, consumables by e-sourcing and reverse auctions for reduced cost with Ariba Inc

•	Sourcing of raw materials and components from global sources for cost competitiveness.

•	Value engineering and the use of alternate and new materials for a reduction in cost.

•	Adopting target costs, productivity and process improvements and rationalizing of the vendor base

In coming years, the globalization of the auto component industry in India may give us an opportunity to get international quality components at local prices. The opening of the Indian economy may also give us an opportunity to establish a global supply chain for meeting our cost and quality targets.

Fiscal 2006 Compared to Fiscal 2005.

Revenues.

Our total consolidated gross revenues including finance revenues increased to Rs.276,080 million in fiscal 2006 from Rs.230,158 million in fiscal 2005, an increase of Rs.45,922 million, or 20%. The growth was driven by an increase in total vehicle volumes of 13.8%, improved profits per vehicle, robust growth in our vehicle financing business following the amalgamation of the erstwhile Tata Finance Ltd., and a 30.9% increase in revenues of all our automotive subsidiaries and growth in revenues of our key non automotive subsidiaries, namely TTL, which registered a 200% increase in its revenues during fiscal 2006, and Telcon which registered a 39.3% increase in its revenues during fiscal 2006.

Revenues from the domestic market for fiscal 2006 increased by 16.0% to Rs.198,172 million from Rs.170,883 million and revenues from markets outside India increased by 54.3% to Rs.42,443 million from Rs.27,504 million in 2005. This was primarily due to our continued focus on improving our presence in international markets, through expansion of both our automotive and non-automotive business. The revenues from markets outside India accounted for approximately 17.6% and 13.9% respectively, of our total revenue in fiscal 2006 and 2005. International business has increased in importance to us in recent fiscal years and we seek to continue to grow the proportion of revenues we draw from international operations.

The following is a discussion of our revenues for each of our business segments.

Revenues from Automotive Operations.

Automotive operations generate the largest portion of our revenues. Revenues from this segment increased by Rs.35,773 million, or 18.9%, to Rs.224,753 million in fiscal 2006 compared to fiscal 2005. This increase was primarily due to:

•	9.4% increase in domestic vehicle unit sales in India

•	59.7% increase in international sales of vehicles

•	132% increase in automotive financing revenues to Rs.3,729 million

•	30.9% increase in revenues reported by automotive subsidiaries during fiscal 2006.

Domestic sales of vehicles produced by us during fiscal 2006 grew by 9.4% despite the uncertainties created by changes in automotive regulations. The increase was largely due to the successful launch of Tata Ace, Indica

Turbo diesel, Indica Xeta and other variants during the fiscal year and also partially due to the successful implementation of the ban on overloading of trucks in the country towards the end of the fiscal year. International sales continued to grow during fiscal 2006 as a result of our successful entry into South Africa and increased focus on other traditional export markets. Continued focus on the Auto Financing business, following the merger TFL with us, facilitated increased growth of this business. As of the end of fiscal 2006, 23.8% of our vehicles sold in the domestic market were financed by this unit as against 18.3% in fiscal 2005.

Revenues from Other Operations.

Revenues from our other operations increased by Rs.7,047 million or 64.0% to Rs.18,061 million in fiscal 2006 compared to the previous fiscal year, mainly on account of an increase in revenues of significant non automotive subsidiaries. In fiscal 2006, revenues of TTL and Telcon increased by 200% and 39.3% respectively. During fiscal 2006, HCM increased its stake in Telcon from 20% to 40% facilitating access to improved technology, overseas markets and increased manufacturing and component outsourcing opportunities for Telcon. Similarly, efficiencies derived from the acquisition of INCAT during fiscal 2006 helped increase the revenue growth of TTL.

Cost of Sales and Operating Expenses.

Cost of Sales and operating expenses increased by Rs.40,977 million (22.8%) to Rs.220,572 million during fiscal 2006 as compared to Rs.179,595 million in fiscal 2005.

Cost of sales increased by 20.7% to Rs.189,319 million from Rs.156,907 million in fiscal 2005. The increase reflects primarily the combined impact of an increase in input prices, particularly for steel, rubber and engineering plastics, partially offset by the impact of continued cost cutting efforts. Also, an increase in depreciation expenses relating to production equipment and factory overheads as a result of capacity expansion and on going product development program contributed to the increase in cost of sales. Cost of sales as a percentage of total revenues decreased to 78.7% in fiscal 2006 compared to 79.1% in fiscal 2005. Selling, general and administrative expenses increased by Rs.6,441 million to Rs.26,586 million from Rs.20,145 million in fiscal 2005. This was partially due to an increase in outward shipping expenses of Rs.6,092 million during fiscal 2006 as compared to Rs.4,193 million during fiscal 2005. Selling, general and administrative expenses as a percentage of total revenues increased to 11.0% during fiscal 2006 from 10.2% during fiscal 2005.

Research and development expenses increased by 84.1% to Rs.4,663 million during fiscal 2006 from Rs.2,532 million as a result of our ongoing initiative towards design and development of new vehicle models across all product categories, including the small car. Research and development expenses as a percentage of total revenues increased to 1.9% during fiscal 2006 from 1.3% in fiscal 2005.

We incurred employee separation expenses of Rs.4 million during fiscal 2006 compared to Rs.12 million incurred in fiscal 2005. This represents the amount paid to employees who, in fiscal 2006, opted for the Employee Separation Scheme introduced in fiscal 2004.

Operating Income.

Our consolidated operating income increased by Rs.1,251 million to Rs.20,042 million during fiscal 2006 from Rs.18,791 million in fiscal 2005.

Operating income from our automotive operations increased by Rs.1,004 million or 5.6% to Rs.18,922 million from Rs.17,918 million in fiscal 2005. 13.8% growth in volume sales, growth in vehicle financing revenues and cost reduction efforts offset by increase in operating expenses resulted in the growth in operating income for the fiscal year.

Operating income from our other operations increased by Rs.314 million or 42.1% to Rs.1,059 million from Rs.745 million in fiscal 2005. This increase was primarily due to an improvement in the revenues of our key subsidiaries, especially Telcon (39.3% increase) and TTL (200.0% increase).

Other Income and Expenses.

We had a total net non-operating income of Rs.446 million during fiscal 2006 as compared to a total net non-operating expense of Rs.410 million in fiscal 2005. This was primarily on account of the sale of a 20% stake in Telcon to HCM and a sale of shares held in TTL to minority holders during the fiscal year, which was partially offset by a 24.2% increase in interest expense during fiscal 2006.

During fiscal 2006, interest income decreased by 13.0% to Rs.663 million from Rs.762 million in fiscal year 2005, due to a decrease in our investible surplus during the fiscal year.

Interest expense increased by 24.2% to Rs.3,718 million in fiscal 2006 from Rs.2,993 million in fiscal 2005, primarily due to an increase in borrowings on account of the vehicle financing business and also due to an increase in our borrowing costs caused by an increase in interest rates in India during the fiscal year. Non-operating revenue other than interest income increased by 92.2% to Rs.3,501 million during fiscal 2006 from Rs.1,822 million in fiscal 2005, primarily due to income from investments, gain on shares issued by subsidiaries and gain on sale of holding in subsidiaries, partially offset by foreign exchange losses.

Income Taxes.

Income tax expense increased to Rs.5,618 million during fiscal 2006 compared to Rs.5,100 million in fiscal 2005. The effective tax rate during fiscal 2006 was 27.4% as compared to 27.7% in the fiscal 2005. During the fiscal, reduction in permanent tax benefits on account of credit upon restructuring of a subsidiary (being the benefit in the earlier year) and lower dividend income, and higher tax provision on undistributed income of subsidiaries, were partly offset by permanent tax benefits on account of weighted deduction of 150% of research and development expenses and long term capital gain benefit of sale of stake in a subsidiary.

Minority Interest in Consolidated Subsidiaries and Equity in Earnings of Affiliates.

Share of minority interest in profits of consolidated subsidiaries during fiscal 2006 was Rs.331 million as compared to Rs.366 million in fiscal 2005. The decline is mainly on account of the reduction in the profit of TACO.

Equity in earnings of affiliates was Rs.471 million during fiscal 2006 as compared to Rs.340 million in fiscal 2005. This change was primarily due to an increase in profits of our affiliates, particularly Tata Cummins Ltd and Tata Holset Ltd.

Net Income.

Our consolidated net income for fiscal 2006 was Rs.15,011 million, an increase of 13.2% from Rs.13,256 million in fiscal 2005. The increase was the result of:

•	A 13.8% increase in vehicle unit sales

•	Continued cost reductions, which were partially offset by an increase in input commodity prices. While the prices of steel softened during fiscal 2006, the prices of non-ferrous commodities continued an upward trend during the year. Consequently, our raw material cost as a proportion of our total revenues decreased to 62.4% in fiscal 2006 from 64.2% in fiscal 2005. The other elements of cost of sales increased to 16.3% in fiscal 2006 from 14.8% in fiscal 2005

•	A 6.7% increase in operating income from Rs 18,791 million in fiscal 2005 to Rs. 20,042 million in fiscal 2006. The operating income of our automotive operations increased 5.6% during fiscal 2006 to Rs.18,922 million, while operating income of our other operations increased by 42.1% to Rs.1,059 million in fiscal 2006.

Net income as a percentage of total revenues was 6.2% for fiscal 2006 as compared to 6.7% for fiscal 2005.

Fiscal 2005 Compared to Fiscal 2004.

Revenues.

Our total consolidated Gross revenues including finance revenues increased to Rs.230,158 million in fiscal 2005 from Rs.163,579 million for fiscal 2004, an increase of Rs.66,579 million, or 40.7%. This increase principally reflects the impact of a 28.6% increase in vehicle unit sales from 314,288 units (including 29 vehicles sold by TDCV subsequent to our acquisition in late March 2004, representing two days of sales) to 404,104 (including TDCV units), increased financing revenue and improved operations of our consolidated subsidiaries, particularly Telcon, whose revenues grew 27.4% in fiscal 2005 over that in fiscal 2004.

Revenues for fiscal 2005 increased by 32.8% to Rs.170,883 million in India from Rs.128,641 million in fiscal 2004 and 148.8% to Rs.27,504 million in 2005 from Rs.11,055 million in all other markets, compared to fiscal 2004.

The following is a discussion of our revenues for each of our businesses.

Automotive Operations.

Automotive operations generate the largest portion of our revenues. Revenues from this segment increased by Rs.56,624 million, or 42.8%, to Rs. 188,980 million in fiscal 2005 compared to fiscal 2004. This increase was primarily due to :

•	26.3% increase in domestic vehicle unit sales in India

•	38.3 % increase in international sales of vehicles manufactured in India

•	14.7% increase in automotive financing revenues to Rs.1,609 million

•	Rs.12 billion in revenues reported by TDCV for the full fiscal year 2005 compared to Rs.63 million in fiscal 2004, which represented only two days of revenue following the acquisition on March 30, 2004.

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

Other Operations.

Revenues from other operations increased by Rs.2,332 million, or 26.9%, to Rs.11,014 million in fiscal 2005 compared to fiscal 2004 primarily on account of increases in revenues of certain significant subsidiaries. In fiscal 2005, revenues of Telcon increased by 27.4%.

Cost of Sales and Operating Expenses.

Cost of sales and operating expenses increased by Rs.54,491 million, or 43.6%, to Rs.179,596 million during fiscal 2005 compared to fiscal 2004.

Cost of sales increased by 45.1% to Rs.156,907 million in fiscal 2005, from Rs.108,160 million in fiscal 2004. The increase reflects primarily the combined impact of increased vehicle unit sales and an increase in input prices, particularly for steel, rubber and engineering plastics, partially offset by the impact of continued cost cutting efforts. Cost of sales as a percentage of total revenues increased to 79.1% in fiscal 2005 compared to 77.4% in fiscal 2004.

Selling, general and administrative expenses increased by Rs.4,868 million to Rs.20,145 million in fiscal 2005, compared to Rs.15,277 million in fiscal 2004. The main component of the increase was outward shipping expenses, which increased by Rs.1,440 million to Rs.4, 193 million in fiscal 2005 as a result of the increase in unit sales. Selling, general and administrative expenses as a percentage of total revenues decreased to 10.2% during fiscal 2005 from 10.9% during fiscal 2004.

Research and development expenses increased by 97.5% during fiscal 2005 to Rs.2,532 million from Rs.1,282 million in fiscal 2004, as a result of design and development costs of new vehicle models. Research and development expenses as a percentage of total revenues increased to 1.3% in fiscal 2005 from 0.9% in fiscal 2004.

We incurred employee separation expenses of Rs.12 million, representing the amount paid to employees who, in fiscal 2005, opted for the Employee Separation Scheme introduced in fiscal 2004.

Operating Income.

Our consolidated operating income increased by Rs.4,201 million to Rs.18,792 million in fiscal 2005 compared with operating income of Rs.14,591 million in fiscal 2004.

Operating income from our automotive operations increased by Rs.4,161 million to Rs.17,918 million in fiscal 2005 compared to operating income of Rs.13,757 million in fiscal 2004.

Operating income from our other operations decreased by Rs.58 million to Rs.745 million in fiscal 2005 from Rs.803 million in fiscal 2004 on account of an increase in operating expenses.

Other Income and Expenses.

Total net non-operating expenses decreased by 27% from Rs.562 million in fiscal 2004 to Rs.410 million in fiscal 2005, primarily due to an increase in non-operating income and interest income, partially offset by a 11.5% increase in interest expense during fiscal 2005.

During fiscal 2005, interest income increased by 117.8% to Rs.762 million from Rs.350 million in fiscal 2004, due to a significant increase in deposits as a result of our issuance of convertible notes.

Interest expense increased by 11.5% from Rs.2, 684 million in fiscal 2004 to Rs.2,993 million in fiscal 2005, primarily due to an increase in long term debt. This increase was partially offset by a decline in our weighted average interest rate on short-term debt from 5.9% in fiscal 2004 to 3.6% in fiscal 2005 and on long-term debt from 7.4% in fiscal 2004 to 4.2% in fiscal 2005.

Non-operating revenue other than interest income increased marginally by 2.7% from Rs.1,773 million in fiscal 2004 to Rs.1,822 million in fiscal 2005, primarily due to income from investments, decrease in premium incurred on prepayment of long term debt and a gain on sale of an investment in an affiliate, partially offset by foreign exchange losses.

Income Taxes.

Despite the increase in ‘Income before income tax’, income tax expense decreased to Rs.5,100 million in fiscal 2005 from Rs.5,264 million in fiscal 2004 resulting in decrease in our effective tax rate from 37.5% in fiscal 2004 to 27.7% in fiscal 2005. This was primarily as a result of permanent tax benefits accruing to us on account of research and development expenses, credit upon restructuring of a subsidiary, and a decrease in long term capital gains tax on investments in equity securities. We were required to pay a Minimum Alternate Tax on our book profits in fiscal 2004. However, we were not subject to the Minimum Alternate Tax during fiscal 2005.

Minority Interest in Consolidated Subsidiaries and Equity in Earnings of Affiliates.

Share of minority interest in profits of consolidated subsidiaries was Rs. 366 million in fiscal 2005, compared to Rs.229 million in fiscal 2004. This change was due to the significant improvement in the performance of our construction equipment subsidiary, Telco Construction Equipment Company Ltd and subsidiaries of Tata AutoComp Systems Limited.

Equity in earnings of affiliates was Rs.340 million in fiscal 2005, compared to Rs.363 million in fiscal 2004. This change was primarily due to decline in the profits of Tata Yazaki Autocomp Limited and Knorr Bremse Systems for Commercial Vehicles India Private Limited, affiliates of Tata AutoComp Systems Limited. This was partially offset by an increase in profit of Tata Cummins Ltd.

Net Income.

Our consolidated net income for fiscal 2005 was Rs.13,256 million compared to Rs.8,900 million in fiscal 2004 . The increase was the result of:

•	A 28.6% increase in vehicle unit sales

•	Continued cost reduction which was partially offset by an increase in input commodity prices. During fiscal 2005, there was a substantial increase in commodity prices, especially steel, engineering plastics and rubber, due to global demand factors. Consequently, our raw material cost as a proportion of our total revenues increased to 64.2% in fiscal 2005 from 60.1% in fiscal 2004. The other elements of cost of sales reduced to 14.8% in fiscal 2005 from 17.3% in fiscal 2004.

•	Our operating income as a percentage to total revenue declined to 9.5% in fiscal 2005 from 10.4% in fiscal 2004. The operating income of our automotive operations increased 30.2% during fiscal 2005 to Rs.17,918 million, while operating income of our other operations decreased by 7.2% to Rs.745 million in fiscal 2005.

Net income as a percentage of total revenues for fiscal 2005 was 6.7% as against 6.4% in fiscal 2004.

Critical Accounting Policies.

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

Property, plant and equipment.

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

Employee Benefits.

Employee benefit costs and obligations are dependent on assumptions used in calculating such amounts. These assumptions include salary increase, discount rates, health care cost trend rates, benefits earned, interest cost, expected return on plan assets, mortality rates and other factors.

While we believe that the assumptions used are appropriate, differences in actual experience or changes in assumptions may affect our employee benefit costs and obligations.

Finance Receivables, deferred origination costs and allowance for credit losses.

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

B. Liquidity and Capital Resources.

We finance our capital requirements by cash from operations, short and long term debt, capital market borrowings and sale of investments. As of March 31, 2006 our borrowings (including short term debt) were Rs. 36,641 million. We believe that we have sufficient resources available to us to meet our planned capital requirements. However, our sources of funding could be adversely affected by an economic slowdown or other macro economic factors in India, which are beyond our control. A decrease in the demand for our products and services could lead to an inability to obtain funds from external sources on acceptable terms or in a timely manner, or at all. For loan maturity profile, See Item 5.B “—Liquidity and Capital Resources—Liabilities and Sources of Financing”.

Our shareholders at the Annual General Meeting held on July 11, 2006, approved of the increase in borrowing limits (apart from temporary loans obtained or to be obtained from our bankers in the ordinary course of business) from Rs.50 billion to Rs.75 billion.

Cash Flow Data

The following table sets forth selected items from our consolidated statements of cash flows for the periods indicated and shows the percentage change between periods.

				Percentage Change
	2004	2005	2006	2004 to 2005	2005 to 2006
	(Rs. Millions)
Net Cash provided by Operating Activities:	27,128	23,627	5,666	-12.9%	-76%
Net Income	8,900	13,256	15,011
Adjustments	7,857	5,276	5,254
Changes in Operating Assets and Liabilities	10,371	5,095	(14,599)
Net Cash used in Investing Activities	24,971	35,406	9,050	41.8%	-74.4%
Purchase of Property, Plant and Equipment and Intangible Assets (Net)	2,441	8,847	10,539
Net Investments, Short Term deposits and Loans given	18,275	15,704	(20,215)
Acquisitions	1,182	187	4,304
Finance Receivables (net of proceeds from sale)	3,154	10,946	14,611
Others	(81)	(278)	(189)
Net Cash provided / (used) in Financing Activities	2,158	9,987	4,450	362.8%	-55.4%
Equity Issuance (Net of issue expenses)	2,304	756	259
Proceeds from issue of Shares by a subsidiary to minorities	1	739	415
Dividends Paid (including to minority shareholders of subsidiaries)	(3,035)	(1,773)	(5,275)
Net Borrowings	2,888	10,265	9,051

See consolidated statement of cash flows on Pages F-5 and F-6 for details.

Net cash provided by operating activities was Rs.27,128 million, Rs.23,627 million and Rs.5,666 million in fiscal 2004, 2005 and 2006, respectively. During fiscal 2006, there was a substantial increase in our working capital requirements as a result of an increase in our vehicle financing business following the acquisition of the erstwhile Tata Finance Ltd. with us and an increase in inventories resulting from the uncertainties arising from slower than expected sales following increased emission and safety standards. The increase during fiscal 2005 was on account of our automotive operations and an increase in acceptances, which was offset by volume driven increase in accounts receivable and inventories. Our accounts receivable declined by Rs.2,646 million in fiscal 2004 and increased by Rs.1,720 million in fiscal 2005 and by Rs.2,782 million during fiscal 2006.

Net cash used in investing activities was Rs.24, 971 million, Rs.35,406 million and Rs. 9,050 million in fiscal 2004, 2005 and 2006, respectively. During fiscal 2006, cash used in investing activities was primarily towards increase in finance receivables, acquisitions made and capital expenditure relating mostly to a capacity expansion of passenger car facilities, the introduction of new products like Tata Ace, quality and reliability improvements aimed at operating cost reductions. Cash outflow on account of capital expenditures for property, plant and equipment were Rs.10,355 million, Rs.8,557 million and Rs.2,643 million in fiscal 2006, 2005 and 2004, respectively.

There was a net cash inflow from financing activities of Rs.2,158 million,Rs.9,987 million and Rs.4,450 million during fiscals 2004, 2005 and 2006, respectively. During fiscal 2006, we repaid long term debt of Rs.3,783 million and Rs.8,760 million was received from proceeds related to the issue of long term debt.

Balance Sheet Data.

Total Assets were Rs.202,158 million and Rs.159,245 million as of March 31, 2006 and 2005, respectively. The increase in the total assets during fiscal 2006 was primarily due to a significant increase in finance receivables following the robust growth in the vehicle financing business, an increase in property, plant and equipment and the acquisition of Tata Finance Limited and INCAT.

Total shareholders’ equity was Rs.81,016 million and Rs.56, 409 million as of March 31, 2006 and 2005, respectively. Share capital increased from Rs.3,618 million as of March 31, 2005 to Rs.3,829 million as of March 31, 2006 and additional paid-in-capital increased from Rs.28,143 million as of March 31, 2005 to Rs.38,774 million. The increase was primarily due to issue of shares on acquisition of Tata Finance Limited and conversion of outstanding convertible debt securities. 91.1% of our issued $100 million 1% Convertible Notes due 2008 were converted by March 31, 2006, 81.9% of our issued $100 million Zero Coupon Convertible Notes due 2009 were converted into ADSs/ordinary shares by March 31, 2006. Retained earnings were Rs.20,401 million as on March 31, 2006 as compared to Rs.10,609 million as of March 31, 2005.

Our total debt stood at Rs.36,641 million as of March 31, 2006 as compared to Rs.28,499 million as of March 31, 2005. This increase was mainly on account of an increase in short term debt raised during the fiscal year to fund the growth in our vehicle financing business. The short term debt, excluding the current portion of the long-term debt, was Rs.7,973 million as of March 31, 2006, as compared to Rs.1,758 million as of March 31, 2005. Also, we issued an aggregate principal mount of JP¥ 11,760 million (Rs.4,500 million) of Zero Coupon Convertible Notes during the year that mature on March 21, 2011. In January 2006, a $60 million syndicated loan was obtained from Standard Chartered bank.

As of March 31, 2006, we had cash and cash equivalents of Rs.6,316 million, held primarily in Indian Rupees compared to Rs.4,873 million as of March 31, 2005. Short-term bank deposits were Rs.4,915 million as of March 31, 2006 as compared to Rs.15,731 million as of March 31, 2005. This decline is mainly attributable on account of utilization to fund our capital expenditures.

Gross accounts receivables increased 34.6% during fiscal 2006 by Rs.3,809 million to Rs.14,828 million as of March 31, 2006, primarily due to increase in volumes and acquisitions.

Gross finance receivables (excluding non-current receivables) stood at Rs.21,300 million as of March 31, 2006 as compared to Rs.8,216 million as of March 31, 2005. This increase was primarily due to a significant increase in vehicle financing driven by increased unit sales.

As of March 31, 2006, inventories stood at Rs. 26,304 million as compared to Rs.21,354 million as of March 31, 2005, primarily reflecting the impact of increased unit production. Also, on account of an increase in prices of commodities, especially non-ferrous metals and uncertainty on account of changes in emission and safety standards, inventory of raw materials and components increased during the fiscal year. Inventory number of days increased to 35 days in fiscal 2006, as compared to 34 days in fiscal 2005.

Our investment portfolio decreased to Rs.24,851 million as of March 31, 2006 from Rs. 30,437 million as of March 31, 2005. The decrease was primarily due to the sale of available-for-sale investments during the year.

As of March 31, 2006, goodwill and intangible assets were Rs.9,389 million as compared to Rs.896 million as of March 31, 2005. The increase was mainly on account of various mergers and acquisitions made during fiscal 2006, acquisition of the erstwhile Tata Finance Ltd. and INCAT. These amalgamation and acquisitions are expected to offer growth opportunities through significant business synergies in their respective fields.

Capital Expenditure

Capital expenditure aggregated to, Rs.10,734 million, Rs.9,163 million and Rs.2,659 million during fiscals 2006, 2005 and 2004, respectively. Our capital expenditures during the past three years have related mostly to a capacity expansion of passenger car facilities, the introduction of new products like Tata Ace, quality and reliability improvements aimed at operating cost reductions.

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

As a part of our future growth strategy for the domestic market and to seek a meaningful presence in the global markets, we plan to incur around Rs.100 billion in the next three to four fiscal years towards product development, capital expenditure in capacity enhancement, plant renewal and modernization and other meaningful growth opportunities. These expenditures are expected to be funded largely through cash generated from operations, existing investible surplus in the form of cash and cash equivalents, investment securities and other external financing sources. We have obtained an enabling resolution from our shareholders permitting our board of directors to raise a maximum of Rs.30 billion in equity or equity-related financing, if required, to fund the capital expenditure.

Liabilities and Sources of Financing

We fund our short-term working capital requirements with cash generated from operations, overdraft facilities with banks, short and medium term borrowings from lending institutions. The maturities of these short and medium term borrowings are generally matched to particular cash flow requirements. We had short term borrowings (including the current portion of long-term debt) of Rs.9,438 million and Rs.2,867 million as of March 31, 2006 and 2005, respectively. We had unused short-term credit facilities of Rs.23,637 million and Rs.13,966 million as of March 31, 2006 and 2005, respectively.

In fiscal 2004, we had taken a loan of $ 50 million from the International Finance Corporation, the repayment of which was required to be made in installments beginning April 2008 until April 2011. The loan was prepaid during this fiscal year.

In July 2003, we raised US$ 100 million through an offering of 1% convertible notes, due in 2008. The notes are convertible into ordinary shares or ADS at a price of Rs.250.745 (US$5.43) per ordinary share. The notes are subject to redemption at our option any time after July 31, 2006. US$8.9 million of these notes were outstanding as on March 31, 2006.

On April 27, 2004, we raised $400 million through a two-tranche offering of zero coupon and 1% convertible notes due in 2009 and 2011, respectively. The $100 million zero coupon notes, due in 2009, are convertible into ordinary shares or ADS at a price of Rs.573.106 ($13.069) per share, subject to adjustment, from and including June 7, 2004 and are subject to redemption at our option any time on or after April 27, 2005. The $300 million 1% notes, due in 2011, are convertible into ordinary shares or depositary shares at a price of Rs.780.400 ($17.797) per share, subject to adjustment, from and including June 7, 2004. We expect to use these and any other funds to be raised in the future to meet capital expenditure requirements for product development programs and for funding any mergers, acquisitions or strategic alliances, subject to applicable Indian laws. $18.1 million of the $100 million zero coupon notes, due in 2009, were outstanding as on March 31, 2006. None of $300 million 1% notes, due in 2011 were converted during fiscal 2006. In January 2006, we borrowed $60 million syndicated loan facility to refinance portions of the INCAT acquisition financing.

On March 20, 2006, we issued an aggregate principal amount of JP ¥ 11,760 million (Rs.4,500.3 million) of Zero Coupon Convertible Notes due on March 21, 2011. The noteholders have an option to convert these notes into ordinary shares or ADSs at an initial conversion price of Rs.1,001.39 per share with a fixed rate of exchange on conversion of Rs.1.00 per JP¥ 2.66, from and including May 2, 2006 to and including February 19, 2011. The conversion price will be subject to certain adjustments. Further, we have a right to redeem in whole, but not in part, these notes at any time on or after March 20, 2009, subject to certain conditions. Unless previously converted, redeemed or purchased and cancelled, these notes will be due for redemption on March 21, 2011, at 99.253% of the principal amount. None of these Notes were converted during fiscal 2006.

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

The following table sets forth our short-term and long-term debt position:

	Fiscal 2005	Fiscal 2006
	(Rs. millions)
Total short-term debt	1,758	7,973
Total current portion of long-term debt	1,108	1,465
Long-term debt (net of current portion)	25,633	27,203

Total Debt	28,499	36,641

During fiscal 2006 and 2005, the effective weighted average interest rate on our long-term debt was 4.60% and 4.18% per annum, respectively.

As of March 31, 2006, approximately 73.4% of our long-term debt was denominated in rupees and the balance was denominated in dollars and other non-rupee currencies. During fiscal 2006, our effective cost of borrowing increased due to increase in interest rates in India during the fiscal year.

The following table sets forth a summary of the maturity profile for our outstanding long-term debt obligations as of March 31, 2006.

Repayments Due by Period	Rs. Millions
Within 1 year	1,465
After one and upto two years	3,283
After two and upto five years	9,814
After five and up to ten years	14,106

Total	28,668

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

As a result of our increase in our long term debt during fiscal 2006 as compared to fiscal 2005, primarily because of the issue of Foreign Currency Convertible Notes, the ratio of net debt to shareholders’ equity (total debt less cash and cash equivalents and liquid marketable securities divided by total shareholders’ equity) under US GAAP increased from (0.05) to 0.28 as of March 31, 2005 and 2006 respectively. Details of the calculation of this ratio are set forth in Exhibit 7.1 to this annual report.

The following table sets forth our contingent liabilities as of the dates indicated.

	Fiscal 2004	Fiscal 2005	Fiscal 2006
	(Rs. in millions)
Income tax	1,302	1,157	2,837
Excise duties	446	1,231	479
Sales tax	2,443	3,842	1,907
Other taxes and claims(1)	1,219	1,241	1,179
Other contingencies(2)	10,012	13,065	28,062

Total	15,422	20,536	34,464

(1)	Other taxes and claims include claims by other revenue authorities and distributors. See Item 4.B “—Business Overview—Legal Proceedings”, of this annual report.

(2)	Other contingencies consisted of:

•	Rs.4,607 million, Rs.6,442 million, and Rs.10,400 million in fiscal 2004, 2005 and 2006, respectively with respect to liabilities for bills discounted and export sales on deferred credit,

•	Rs.1,497 million, Rs.799 million and Rs.5,113 million in fiscal 2004, 2005 and 2006 respectively with respect to other guarantees, including with respect to receivables assigned by way of securitization,

•	Rs.1,500 million in fiscal 2004 with respect to our obligation to purchase preference shares of Tata Finance Limited on the occurrence of certain events,

•	Rs.2,405 million, Rs.5,823 million and Rs.12,549 million in fiscal 2004, 2005 and 2006 respectively with respect to executory contracts on capital accounts not otherwise provided for, and

•	Rs.2 million in fiscal 2004 with respect to arrears of cumulative preference share dividends.

On an ongoing basis, our legal department reviews pending cases, claims by third parties against us and other contingencies. For the purposes of financial reporting, we periodically classify these matters into gain contingencies and loss contingencies. Gain contingencies are not recognized until the contingency has been resolved and amounts are received or receivable. For loss contingencies that are considered probable, an estimated loss is recorded as an accrual in our accounts and, if the matter is material, the estimated loss is disclosed in our financial statements. We do not consider any of these matters to be individually sufficiently material to warrant disclosure in our financial statements. Loss contingencies that are considered reasonably possible are not provided for in our accounts, but if we consider such contingencies to be material, individually or in the aggregate, they are disclosed in our financial statements. Most loss contingencies are classified as reasonably possible unless clearly frivolous, in which case they are classified as remote and are monitored by our legal department on an ongoing basis for possible deterioration. We do not disclose remote matters in our financial statements. See note 22 of our audited consolidated financial statements for additional information regarding our material claims and contingencies.

Since fiscal 1997, we have benefited from participation in the Export Promotion Capital Goods Scheme, or the EPCG Scheme, which permits us to import capital equipment under a special license at a substantially reduced customs duty, subject to us fulfilling an obligation to export goods manufactured or produced by the use of capital equipment imported under the EPCG Scheme to the value of a multiple of the cost insurance and freight value of these imports or customs duty saved, over a period of 8 or 12 years from the date of obtaining the special license. We currently hold eight licenses that require us to export our products of a value of approximately $ 2.148 billion between 1997 and 2014, and we carefully monitor our progress in meeting our incremental milestones. Of this amount, we have already achieved exports of approximately $ 1.14 billion as of March 31, 2005, which exceeded our export milestone at that stage by approximately $ 489.5 million. This leaves us with a remaining obligation to export products of a value of approximately $ 1.008 billion by September 2014. In the event that the export obligation under the EPCG Scheme is not fulfilled, we would have to pay the differential between the reduced and normal duty on the goods imported along with interest. In view of our past record of exceeding our export milestones, and our current plans with respect to our export markets, we do not currently foresee any impediments to meeting our export obligations in the required time frame.

Finance Receivables

In fiscal 2005 and 2006, 9% and 28%, respectively, of our sales volumes in India, were financed under hire-purchase/loan contracts to our customers. As of March 31, 2005 and 2006, our customer finance receivable portfolio including securitized receivables comprised of 81,758 contracts and 228,838 contracts, respectively, with gross stock-on-hire of approximately Rs.27,860 million and Rs.90,167 million, respectively. We follow specified internal procedures including quantitative guidelines for selection of our finance customers to assist in managing default and repayment risk in our portfolio, and take security against loans extended. We originate all the contracts through our authorized dealers with whom we have long-term agreements. All our marketing and sales activity is undertaken through dealers including our operating Division known as Tata Motorfinance and collections are carried out by our authorized dealers.

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

We act as collection agent on behalf of the investors, representatives, special purpose vehicles or banks in whose favor the receivables are to be assigned, for the purpose of collecting receivables from the purchasers on the terms and conditions contained in the applicable deeds of securitization in respect of which pass-through certificates are issued to investors. We also secure the payments to be made by the purchasers of amounts constituting the receivables under the hire-purchase agreements to the extent specified by rating agencies by any one or all of the following methods:

•	by furnishing to the investors collateral, in respect of the obligations of the purchasers and the undertakings to be provided by us;

•	by depositing, in favor of the investors, amounts not exceeding 10% of the gross receivables as cash collateral to secure the obligations of the purchasers and our obligations as the collection agent; and

•	by way of over-collateralization or by investing in subordinate pass-through certificates to secure the obligations of the purchasers.

The following table sets forth details of the securitization undertaken by us as of the periods indicated:

	Fiscal 2005	Fiscal 2006
	(Rs. million )
Securitized value	38,554	72,684
Balance payable	5,162	35,972
Overdue as a % of amount securitized	0.95%	1.3%

Recent Developments.

Tata Technologies Limited, or TTL.

With effect from April 1, 2006, TTL has merged TTUS, INCAT Holdings Inc., INCAT Financial Services Inc. and INCAT Systems Inc. in the United States into INCAT Systems Inc. TTL has also incorporated a wholly-owned subsidiary in Thailand, Tata Technologies (Thailand) Limited, which will be TTL’s second global delivery center to take advantage of the growth in the area. TTL has also secured investment approval in Thailand to carry out automotive research and development work in Thailand.

TML Financial Services Limited, or TMLFSL.

TMLFSL was incorporated on June 1, 2006 as a wholly-owned subsidiary to undertake financing of retail sales of our vehicles and other related activities. TMLFSL received the requisite certificate of registration from the Reserve Bank of India to commence/carry on the business of a NBFC, without accepting public deposits.

Capacity expansion plans.

We have acquired land in Uttaranchal for setting up additional manufacturing capacities for passenger cars and commercial vehicles.

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

Assets in off-balance sheet entities were as follows:

	Fiscal 2005	Fiscal 2006	Fiscal 2006
	(in Rs. millions)		(in US $ millions)
Finance receivables	5,162	35,972	809

We have provided bank guarantees aggregating Rs. 5,049 million relating to certain securitized receivables to certain special purpose entities (“SPEs”). Our liability would crystallize in the event customers fail to fulfill their obligations under the contract and the SPE serves a notice of shortfall in collections on us. The term of each guarantee depends upon the weighted average term of each pool of finance receivables securitized. In the event a guarantee is called, we have the right to repossess the financed vehicle and to auction the vehicle. The maximum potential amount of future payment that we would be required to make is Rs.5,049 million as of March 31, 2006. We have recognized a liability of Rs. 411.5 million for these guarantees.

F. Tabular Disclosure of Contractual Obligations.

	Payments due by Period
	(Rs. in millions)
	Total	Less than 1 year	1 year to 3 years	3 years to 5 years	5 years or more
Long Term Debts	28,669	1,465	7,661	5,436	14,107
Capital Leases	33	16	16	1	—
Operating Leases	357	131	143	83	—
Purchase obligations	12,549	11,364	1,185	—	—
Other Liabilities	3,607	—	1,955	602	1050

Total	45,215	12,976	10,960	6,122	15,157

Item 6. Directors, Senior Management and Employees.

A. Directors and Senior Management.

Board of Directors.

Under our Articles of Association, the number of our Directors cannot be less than three nor more than fifteen. At present, there are ten Directors, including a nominee Director of Tata Steel Limited, or Tata Steel. Our Board of Directors, or the Board, has the power to appoint Managing Directors and Executive Directors.

Our Articles of Association provide that the Board of Directors of Tata Steel, which, with its subsidiary, owns, as of March 31, 2006, 8.67% of our shares, has the right to nominate one Director (the Steel Director) to the Board. Dr. J.J. Irani is the current nominee Director of Tata Steel.

In addition, our Articles of Association provide that (a) our debenture holders have the right to nominate one Director (the Debenture Director) if the trust deeds relating to outstanding debentures require the holders to nominate a Director; and (b) Financial Institutions in India, have the right to nominate two Directors each, (the Financial Institutions Director) to the Board pursuant to the terms of loan agreements. Currently, there is no Debenture Director or Financial Institutions Director on the Board .

Mr J K Setna and Mr H Petri (DaimlerChrysler’s representative), previously Directors, retired at the Annual General Meeting held on July 11, 2006 and did not seek re-election. Mr Peter K M Fietzek, previously the alternate director to Mr Petri, ceased to be an alternate director upon Mr Petri’s retirement.

In July 2005, our Executive Director Mr. Ravi Kant was appointed as our Managing Director and is now responsible for and oversees our day-to-day operations. Our agreement with Mr. Kant is attached as Exhibit 4.2. In addition, our Executive Director Dr. V Sumantran tendered his resignation from the Company in his capacity as an Executive Director and has since ceased to be an Executive Director of the Company with effect from August 24, 2005. Our Executive Director, Mr. P P Kadle has been re-appointed for a further period of five years, effective from July 11, 2006 and heads the Corporate Affairs, Human Resources, Finance and Information Technology functions.

The Directors may be appointed by the Board or by a General Meeting of the shareholders. The Board may appoint any person as an additional Director, but such a Director must retire at the next Annual General Meeting unless re-elected by the shareholders after complying with the provisions of the Companies Act. A casual vacancy caused on the Board due to death or resignation of a sitting member can be filled by the Board; but such a person can remain in office only for the unexpired term of the person in whose place he was appointed. On the expiry of the term, he will retire unless re-elected by the shareholders. The Board may appoint an Alternate Director in accordance with the provisions of the Companies Act to act for a Director during his absence, which period of absence shall not be less than three months.

Two-thirds of the total numbers of Directors on the Board are subject to retirement by rotation and of these Directors, one third must retire every year. The Directors to retire are those who have been the longest in office. Our Directors are not required to hold any of our shares by way of qualification shares.

As of March 31, 2006, our Directors and Executive Officers, in their sole and joint names, beneficially held an aggregate of 134,032 shares (approximately 0.04% of our issued share capital). In addition, some of our Directors hold as trustees for various non-affiliated trusts, an aggregate of 354,976 shares (representing approximately 0.093% of our issued share capital).

The following table provides information about our current Directors and Executive Officers.

Name	Position	Date of Birth/ Business Address (1)	Year appointed as Director or Executive Officer	Expiration of Term	Number of shares beneficially owned as of July 31, 2006 (2)
Ratan N. Tata	Chairman	Dec 28, 1937	1981	2008	53,288
N.A. Soonawala	Director	Jun 27, 1935	1989	2007	Nil
J.J. Irani	Director	Jun 2, 1936	1993	Non-rotational	1,850
V.R. Mehta	Director	Jan 12, 1934	1998	2009	9,332
R. Gopalakrishnan	Director	Dec 25, 1945	1998	2008	3,750
N.N. Wadia	Director	Feb 15, 1944	1998	2009	Nil
S.A. Naik	Director	Jun 22, 1930	2000	2007	1,310
Ravi Kant *	CEO & Managing Director	Jun 1, 1944	2000	Non-rotational	Nil
P.P. Kadle	Executive Director & CFO	Jan 21, 1957	2001	Non-rotational	1,227
S. M. Palia	Director	Apr 25,1938	2006	2010	200

*	Appointed as Executive Director on July 12, 2000 and appointed as Managing Director on July 29, 2005.
(1)	The business address of each of our Directors and Executive Officers, other than as described immediately below, is Bombay House, 24 Homi Mody Street, Mumbai 400 001. The business address of V.R. Mehta is Ganesh Deep, 373, Anand Vihar, Block ‘D’, New Delhi 110 092, India, the business address of N.N. Wadia is The Bombay Dyeing & Manufacturing Co. Ltd., Hemming Building Office, Pandurang Budhkar Marg, Prabhadevi, Mumbai 400 025, India and the business address of S.A. Naik is 9/4, Moti Mahal, Jamshedji Tata Road, 195, Churchgate Reclamation, Mumbai 400 020, India.
(2)	Each of our Directors and Executive Officers beneficially owns less than 1% of our shares as of March 31, 2006.

Biographies

Set forth below is a short biography of each of our Directors and Executive Officers:

Mr. Ratan N. Tata (Chairman). Mr. Tata holds a B.Sc. (Architecture) degree from Cornell University, USA and has completed the Advanced Management Program at Harvard University, USA. He joined the Tata Group in 1962 and is the Chairman of the Tata group of companies and Tata Sons Limited. Mr. Tata is associated with various organizations in India and abroad. He is the Chairman of the Government of India’s Investment Commission and a member of Prime Minister’s Council on Trade and Industry, the National Hydrogen Energy Board and the National Manufacturing Competitiveness Council. He also serves, on the International Investment Council, South Africa, the International Business Advisory Council of the British Government, the Asia-Pacific Advisory Committee to the Board of Directors of the New York Stock Exchange and the International Advisory Boards of the Mitsubishi Corporation, the American International Group and JP Morgan Chase. Mr. Tata has been on our Board since August 1981 and has spent more than 14 years in an executive capacity and is actively involved with product development and other business strategies pursued by us.

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

Mr. V.R. Mehta. Mr. Mehta holds a B.E. (Honours) degree from the University of Rajasthan. Mr. Mehta has considerable financial and project evaluation expertise, both at national and international levels. Mr. Mehta worked as a senior expert for the Asian Development Bank and earlier held a senior level position with the Indian Federal Ministries of Railways, Shipping and Transport. He played a key role in financial revamping and rationalization processes of major ports in India and has participated in important diplomatic missions and has represented India in International Conferences. Mr. Mehta is on the Board of other companies in his individual capacity or a nominee of financial institutions or foreign companies. Mr. Mehta joined our Board in June 1998 as a Financial Institutions nominee and is now on the Board in his individual capacity since September 2005.

Mr. R. Gopalakrishnan. Mr. Gopalakrishnan holds a Bachelor’s degree in Science and a B.Tech (Electronics) degree from the Indian Institute of Technology (IIT), Kharagpur. He is also an Executive Director of Tata Sons Limited and a member of the Group Executive Office of Tata Sons Limited, besides being on the Boards of various Tata companies. Prior to joining the Tata group in August 1998, he was the Vice-Chairman of Hindustan Lever Limited.

Mr. N.N. Wadia. Educated in the UK, Mr. Wadia is the Chairman of Bombay Dyeing & Manufacturing Company Limited and heads the Wadia Group. He is also the Chairman/Trustee of various charitable institutions and non-profit organizations. Mr. Wadia has been on our Board since December 1998.

Mr. S.A. Naik. Mr. Naik, a B.Sc. and LL.M., has a legal background. Prior to his retirement from the Industrial Development Bank of India, Mr. Naik was the Executive Director (Legal Advisor) in charge of its legal functions. He was also the Legal Advisor for SEBI when it was in its formative stage and is now an Advisor to India Law Services, Mumbai. Mr. Naik was on our Board as a nominee of the Industrial Development Bank of India from 1988 to 2000. On his nomination being withdrawn, he was appointed on our Board in his individual capacity in July 2000.

Mr S. M. Palia. Mr. Palia is a graduate, both in Commerce and Law with CAIIB and AIB ( London ) degree in banking. Mr.Palia was a development banker by profession prior to retiring. From 1964-1989, he worked for the Industrial Development Bank of India, where he held a number of positions, including that of an Executive Director. He has also acted as an advisor to the Industrial Bank of Yeman and the Industrial Bank of Sudan, under World Bank assistance programmes. In addition, he was the Managing Director of Kerala Industrial and Technical Consultancy Organisation Limited, a company set up to provide consultancy services to micro, small and medium enterprises. Mr. Palia is on the Boards of various companies in the industrial and financial service sectors and is also actively involved as a trustee in various non governmental organizations and trusts. He was appointed on our Board with effect from May 19, 2006. Mr. Palia is also the financial expert on the Audit Committee.

Mr. Ravi Kant (Managing Director). Mr. Kant holds a Bachelor of Technology degree from the IIT, Kharagpur and a Masters in Science in management techniques from Aston University, Birmingham, UK. Mr. Kant has wide and varied experience in the manufacturing and marketing field, particularly in the automobile industry. Prior to joining us, he was with Philips India Limited as Director of Consumers Electronics business and prior to that, with LML Ltd. as Senior Executive Director (Marketing) and Titan Watches Limited as Vice President (Sales & Marketing). Mr. Kant was also employed with Kinetic Engineering Limited, Hindustan Aluminum Company Limited and Hawkins Cookers Limited. Mr. Kant had been an Executive Director since May 2000, responsible for manufacturing and marketing of commercial vehicles and manufacturing of utility vehicles and was appointed as our Managing Director on July 29, 2005 and now overseas our day to to operations. Mr. Kant is our CEO.

Mr. P.P. Kadle (Executive Director). Mr. Kadle is an Honours Graduate in Commerce and Accountancy from Mumbai University. He is also a member of the Institute of Chartered Accountants of India, the Institute of

Cost and Works Accountants of India and the Institute of Company Secretaries of India. He has gathered wide experience with well known Indian companies in the field of management, accountancy, law, finance and treasury. Prior to joining us as Vice-President (Finance), Mr. Kadle was with Tata-IBM Ltd as their Chief Financial Officer. In October 2001, Mr. Kadle was appointed as an Executive Director. He is responsible for the Finance, Corporate Affairs, Human Resources and Information Technology functions and is also our CFO.

There is no family relationship between any of our Directors or Executive officers.

B. Compensation.

The following table provides the annual compensation paid to our Directors for the fiscal 2006.

Name	Position	Remuneration [3] (in Rupees)
Ratan N. Tata [6]	Chairman	4,200,000
N.A. Soonawala	Director	3,345,000
J.J. Irani	Director	1,265,000
J.K. Setna [1,5]	Director	3,065,000
V.R. Mehta [5]	Director	3,385,000
R. Gopalakrishnan[7]	Director	3,555,000
N.N. Wadia	Director	1,730,000
Helmut Petri [1]	Director	180,000
S.A. Naik	Director	1,590,000
Ravi Kant [4]	Managing Director & CEO	16,983,000
P.P. Kadle [4,7]	Executive Director & CFO	16,286,000
V. Sumantran [2,4]	Executive Director	4,203,000
P.K.M. Fietzek [1]	Alternate Director	90,000

[1]	Ceased to be a Director with effect from July 11, 2006
[2]	Ceased to be a Director with effect from August 24, 2005(remuneration for part of the year)
[3]	Includes salary, allowance, taxable value of perquisites, commission and our contribution to provident fund and superannuation fund for Managing/Executive Directors and sitting fees and commission for Non-Executive Directors.
[4]	Rounded to nearest thousands of rupees and includes retirement benefits.
[5]	The remuneration paid to Mr J K Setna and Mr V R Mehta includes sitting fees and commission paid by Telco Construction Equipment Company Limited.
[6]	The above does not include retirement benefits provided for Mr Tata for his tenure in an executive capacity, of Rs.13 million as at March 31, 2006.
[7]	The above does not include Employee Stock Options granted by TTL to Mr R Gopalakrishnan and Mr P P Kadle who have excercised 5000 options each, which were vested in them during fiscal 2006 at Rs.30 per share of TTL.

Apart from the above, the Managing and Executive Directors are also eligible to receive special retirement benefits at the discretion of the Board on their retirement which include housing, monthly pension and medical benefits.

C. Board Practices.

Our Executive Directors are entitled to six months’ salary as severance fees upon termination of their contracts by us.

Committees.

The Audit Committee is comprised of the following three independent directors: V.R. Mehta, Chairman, S.A. Naik and S.M. Palia. The scope of the Audit Committee includes:

•	Reviewing the quarterly financial statements before submission to the Board, focusing primarily on:

•	Any changes in accounting policies and practices and reasons for any such change;

•	Major accounting entries involving estimates based on an exercise of judgment by Management;

•	Qualifications in draft audit reports;

•	Significant adjustments arising out of audits;

•	The going concern assumption;

•	Compliance with accounting standards;

•	Analysis of the effects of alternative GAAP methods on the financial statements;

•	Compliance with listing and other legal requirements concerning financial statements;

•	Any related party transactions, i.e., transactions by us of a material nature with promoters or the management, their subsidiaries or relatives, or any related party transaction that may have a potential conflict with our interests or may not be in the normal course of business;

•	Review of the annual Management Discussion and Analysis of Financial Condition Report, Results of Operations Report and the Directors’ Responsibility Statement;

•	Overseeing our financial reporting process and the disclosure of its financial information, including any earnings press release, to ensure that the financial statements are correct, sufficient and credible; and

•	Disclosures made under the CEO and CFO certification to the Board and investors.

•	Reviewing with the management, external auditor and internal auditor the adequacy of our internal control systems and recommending improvements to the management.

•	Recommending the appointment / removal of the statutory auditor, fixing audit fees and approving non-audit, consulting services provided by the firms of statutory auditors to us and our subsidiaries; evaluating auditors performance, qualifications and independence.

•	Reviewing the adequacy of the internal audit function, including the structure of the internal audit department, coverage and frequency of internal audits, appointment, removal, performance and terms of remuneration of the chief internal auditor.

•	Discussing with the internal auditor and senior management, significant internal audit findings and follow-up thereon.

•	Reviewing the findings of any internal investigation by the internal auditor into matters involving suspected fraud or irregularity or a failure of internal control systems of a material nature and reporting any such matters to the Board.

•	Discussing with the external auditor before the audit commences the nature and scope of such audit, as well as conducting post-audit discussions to ascertain any area of concern.

•	Reviewing our financial and risk management policies.

•	Reviewing the effectiveness of the system for monitoring compliance with laws and regulations.

•	Initiating investigations into the reasons for substantial defaults in payments to the depositors, debenture holders, shareholders (in case of non payment of declared dividends) and creditors.

•	Reviewing the functioning of the Whistle-Blower mechanism.

•	Reviewing the financial statements and investments made by our subsidiary companies.

The Committee has also adopted policies for the approval of services to be rendered by our independent statutory auditor, based on a procedure for ensuring such auditor’s independence and objectivity, as well as for the oversight of audit work for streamlining the audit process across our subsidiaries.

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

The Investor Grievance Committee oversees the redressing of investors’ complaints pertaining to securities transfers, interest/dividend payments, non-receipt of annual reports, issue of duplicate certificates and other miscellaneous complaints. Its scope also includes delegation of powers to the executives of the Company or the share transfer agents to process share transfers and other investor-related matters. The Investor Grievance Committee is comprised of S.A. Naik, Chairman, R. Gopalakrishnan, Ravi Kant and P. P Kadle.

The Executive Committee of the Board is comprised of Ratan N Tata, Chairman, N A Soonawala, J J Irani, R Gopalakrishnan, N N Wadia, Directors, Ravi Kant, Managing Director and P P Kadle, Executive Director (Finance & Corporate Affairs). This Committee came into effect from July 25, 2006, upon the dissolution of the Finance Committee and the Committee of the Board. The Committee reviews revenue and capital expenditure budgets, long-term business strategy, the organizational structure, raising of finance, property related issues, review and sale of investments and the allotment of securities within established limits.

The Ethics and Compliance Committee sets forth policies relating to the implementation of the Tata Code of Conduct for Prevention of Insider Trading, and takes on record the monthly reports and dealings in securities by the “Specified Persons”. It also implements appropriate actions in respect of violations of the Tata Code of Conduct. The Ethics and Compliance Committee is comprised of S.A. Naik, Chairman and R Gopalakrishnan. P. P. Kadle, Executive Director, has been appointed as the Compliance Officer under the said Code.

Nominations Committee was formed on July 25, 2006, comprising of Chairman and two or three independent directors (who have not yet been nominated), one of whom will be the Chairman of the Nominations Committee. The Committee will be responsible for making recommendations regarding the composition of the Board from time to time and will identify independent directors to be appointed to the Board and refresh the composition of the Board.

Apart from the Committees described above, the Board of Directors also constitutes committee(s) of Directors with specific terms of reference as it may deem fit.

Summary Comparison of Corporate Governance Practices

The following is a summary comparison of significant differences between our corporate governance practices and those required by the NYSE for non-U.S. issuers.

Independent directors: The Board has determined the independence of its directors pursuant to applicable Indian listing requirements. Four directors of the Board’s directors are independent directors pursuant to such requirements. Under such requirements, a non-executive director is considered independent if he:

•	apart from receiving director’s remuneration, does not have any material pecuniary relationships or transactions with us or our promoters, our directors, our senior management or our holding company, its subsidiaries and associates which may affect the independence of the director;

•	is not related to promoters or person occupying management position at the board level or at one level below the board;

•	has not been our executive in the immediately preceding three financial years;

•	is not a partner or an executive or was not a partner or an executive during the preceding three years, of our statutory audit firm or internal audit firm or a legal/consulting firm that has a material association with us.

•	is not a material supplier, service provider or customer or a lessor or lessee of the Company, which may affect their independence; and

•	is not our substantial shareholders, owning two percent or more of our voting shares.

We have not made a determination as to whether our directors would be considered independent under the NYSE rules.

Non-management directors meetings: There is no such requirement under applicable Indian legal requirements.

Board Governance and Remuneration Committee and the Audit Committee: The requisite number of members of our Board Governance and Remuneration Committee are independent, as defined under applicable Indian legal requirements. All members of our Audit Committee are independent as defined under Rule 10A-3 under the Exchange Act. The constitution and main functions of these committees as approved by our Board are described above and we believe comply with the spirit of the NYSE requirements for non-U.S. issuers.

D. Employees.

We consider our human capital as a critical factor to our success. The Tata Group and we have drawn up a comprehensive human resource strategy that addresses key aspects of human resource development such as:

•	Code of conduct and fair business practices.

•	A fair and objective performance management system linked to the performance of the businesses which identifies and differentiates high performers while offering separation avenues for non-performers.

•	Creation of a common pool of talented managers across the Tata Group with a view to increasing their mobility through inter-company job rotation.

•	Evolution of performance based compensation packages to attract and retain talent within the Tata Group and us.

•	Development of comprehensive training programs to impart and continuously upgrade the industry/function specific skills. In line with the Human Resource strategy, we, in turn, have recently implemented various initiatives in order to build better organizational capability that we believe will enable us to sustain competitiveness in the global market place. Our human resources focus is to attract talent, retain the better and advance the best.

Some of the initiatives to meet this objective include:

•	Extensive job evaluation exercise through work level studies.

•	Extensive process mapping exercise to benchmark and align the human resource processes with global best practices

•	Introduction of a globally benchmarked employee satisfaction survey

•	Succession planning through identification of second level of managers for all units, locations, functions.

•	Implementation of a “Fast Track Selection Scheme”, which is a system for identifying potential talent in the areas of general, commercial and operations management and offering them opportunities for growth within the organization. Our human resources team has been invited to replicate this system in other Tata companies.

•	“Talent Management Scheme” which includes our Development Centre Process to identify high potential performers and provide them with challenging assignments for earlier development.

•	Introduction of performance rating based salary review and quality linked variable payment for supervisory category of employees.

Other initiatives include:

•	Extensive brand building initiatives at university campuses to increase recruiting from premium universities

•	Introduction of an employee self service portal and employee help desk for the benefit of employees.

We employed approximately 28,900, 29,500 and 33,536 permanent employees as of March 31, 2004, 2005 and 2006, respectively.

The following tables set forth a breakdown of persons employed by our business segments and by geographic location as of March 31, 2006.

Segment	Number of Employees	Location	Number of Employees
Automotive	28,943	India	31,370
Other	4,593	Other countries	2,166
Total	33,536	Total	33,536

Training and Development

We are committed to building the competences of our employees and improving their performance through training and development. Our focus is on identifying gaps in our employees’ competencies and preparing employees for changes in competitive environments, as well as to meet organizational challenges.

Some of the focus areas in the last year centered on leadership training programs and other programs to drive a change in our employees outlook as we continue to develop as a global competitor. Developmental initiatives for our senior leadership were undertaken through international programs at various sophisticated institutions around the world. Certain employees have also been selected for the Fulbright fellowships for leadership in management. In addition, in order to emphasize the sharing of skills across our locations and functions extensive technical training programs were organized in Pune, Jamshedpur and Lucknow.

At Jamshedpur, Pune and Lucknow in India, we have also established training divisions that impart basic skills in various trades like milling, grinding and welding to our young apprentices. We received the National Best Training Establishment award from the Government of India for the eighth time.

Union Wage Settlements

All our regular employees in India, other than management, are members of labor unions. In March 2000, we declared a lock-out in our Lucknow manufacturing facility, which was lifted in September 2000 upon the formation of a new union. Except for this single incident, we have generally enjoyed cordial relations with our employees at our factories and offices.

Employee wages are paid in accordance with wage agreements that have varying terms (typically three years) at different locations. The wage agreements for Pune (excluding the car plant), the Pune car plant, Jamshedpur, Mumbai and Lucknow are valid until August 31, 2006, March 31, 2007, March 31, 2007, December 31, 2006 and March 31, 2008, respectively. A cordial industrial relations environment prevailed in all our manufacturing units.

The performance rating system, introduced for the first time, for the bargainable category in Mumbai, has completed one full cycle and the feedback of the process received from all the quarters has been encouraging. Return ability in wage settlements was built in by introducing quality linked payments based on a quality index as perceived by the customer that has been introduced.

There was support by operatives across all locations in outsourcing low value added activities and in implementation of other reforms.

E. Share Ownership.

The information required by this item is set forth in Item 6.A of this annual report.

Item 7. Major Shareholders and Related Party Transactions.

A. Major Shareholders

We are a widely held, listed company with approximately 221,403 shareholders of record. To our knowledge, as of July 1, 2006, the following persons beneficially owned more than 5% of our 383,078,588 Ordinary Shares outstanding at that time:

Name of Shareholder	Holding	Percentage
Tata Sons Limited and subsidiaries	84,639,516	22.09
The Tata Steel Ltd.(1) and subsidiaries	33,226,383	8.63
DaimlerChrysler AG	25,596,476	6.65
Citibank N.A., as Depositary(2)	32,644,469	8.48
Life Insurance Corporation of India Ltd.	20,429,008	5.30

(1)	Formerly, Tata Iron and Steel Company Limited
(2)	Citibank, N.A. as depositary for our ADRs, was the holder on record on July 2006 of 32,644,469 shares on behalf of the beneficial owners of deposited shares.

Since March 31, 2003 till March 31, 2006, our largest shareholder, Tata Sons Limited (together with its subsidiaries) has substantially increased its shareholding in us from 21.06% to 22.11%. Our second largest shareholder, Tata Steel Ltd. (together with its subsidiaries) has substantially increased its shareholdings, but its percentage shareholding has decreased slightly from 9.42% as of March 31, 2003 to 8.68% as of March 31, 2006, as a result of our new issuances of shares. Daimler Chrysler AG has kept its shareholdings steady, but its percentage shareholding has declined from 8.0% to 6.69% as a result of our new issuances of shares. Citibank N.A. as Depositary for our ADRs, has increased its shareholding from 6.13% to 8.02% because of the two-way fungibility of Depositary Receipts. Life Insurance Corporation of India Limited has decreased its shareholding and has seen its shareholding percentage decline from 6.82% to 5.30%, as a result of this decrease as well as our new issuances of shares.

According to our register of shareholders and register of beneficial shareholders, as of March 31, 2006, there were 240 record holders of our shares with addresses in the United States, whose shareholdings represented approximately 0.05% of our outstanding Ordinary Shares on that date, excluding any of our shares held by United States residents in the form of depositary shares. Because some of these shares were held by brokers or other nominees, the number of record holders with addresses in the United States may be fewer than the number of beneficial owners in the United States.

The total permitted holding of Foreign Institutional Investors, or FIIs, in our paid up share capital has been increased to 35% by a resolution passed by our shareholders on January 22, 2004. The holding of FIIs in us as of March 31, 2006, was approximately 24.80%. See Item 10.D “—Exchange Controls” for further details.

None of our shares of common stock entitles the holder to any preferential voting rights.

Under the Takeover Regulations of India, any person who acquires more than 5%, 10% , 14%, 54% or 74% of our shares or who is entitled to exercise voting rights with respect to more than 5%, 10%, 14%, 54% or 74% of our shares must file a report concerning the shareholding or the voting rights with us and the stock exchanges on which our ordinary shares are traded. Please see Item 9.A “—The Offer and Listing—Markets” for information with respect to these stock exchanges. Similar disclosures would be applicable under the Insider Trading Regulations of India with respect to any person who acquires more than 5% of our shares or voting rights with respect to the shares. Any increases or decreases by 2% or more in the shareholding by such persons must also be disclosed. Furthermore, under our listing agreement with the stock exchanges where our shares are listed, we are required to periodically disclose to such stock exchanges the name and percentage of shares held by persons or entities that hold more than 1% of our Ordinary Shares. For the purposes of the above, reporting and takeover requirements under our listing agreements, shares withdrawn from our ADS facility will be included as part of a person’s shareholding in us.

To our knowledge, we are not, directly or indirectly, owned or controlled by any other corporation or by any government or by any other natural or legal persons severally or jointly. We are not aware of any arrangements the operation of which may at a later time result in our change of control.

For details as regards ‘Voting Rights’ please refer to the relevant section under Item 10B.

B. Related Party Transactions.

Business Relationships

We purchase materials, supplies, assets and services from numerous suppliers throughout the world in the ordinary course of business, including from our affiliates and firms with which certain members of our board of directors are interested. We purchased materials, supplies, fixed assets and services from these entities in the amount of Rs.10,600 million Rs.13,701 million and Rs.16,498 million in fiscal 2004, 2005 and 2006, respectively. We also sell our products, assets and services to our affiliates and firms with which certain members of our board of directors are interested. We sold products and services to these entities in the amount of Rs.2,581 million, Rs.3,538 million and Rs.1,468 million in fiscal 2004, 2005 and 2006, respectively. We believe all of these purchase and sale transactions were arm’s-length transactions, none of which were material to our overall operations. See note 26 of our audited consolidated financial statements for additional information regarding our related party transactions with our affiliates and other related parties. The foregoing do not include transactions with and among our consolidated subsidiaries, the amounts of which are eliminated upon consolidation when preparing our financial statements.

Loans

We regularly have trade accounts and other receivables payable by, and accounts payable to, our affiliates and firms with which certain members of our board of directors are interested. We had outstanding trade accounts and other receivables payable by these entities in the amount of Rs.808 million, Rs.367 million and Rs. 392 million as of March 31, 2004, 2005 and 2006, respectively. We had accounts payable to these entities in the amount of Rs. 603 million and Rs.723 million as of March 31, 2005 and 2006, respectively.

From time to time, we provide short to medium-term loans to our subsidiaries and affiliates, as well as loans under a loan program established by us and our affiliates to assist executives and directors with the purchase of housing. We believe that each of these loans was entered into in the ordinary course of business. The total amount receivable by us from our affiliates and other companies in which certain member of our board of directors are interested as at March 31, 2004, 2005 and 2006 was Rs. 100 million Rs.406 million and Rs. 645 million respectively. We had amounts payable for medium term loans taken from our affiliates to the tune of Rs.226 million and Rs.105 million as at March 31, 2005 and 2006, respectively.

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

C. Interests of Experts and Counsel.

Not applicable.

Item 8. Financial Information.

A. Consolidated Statements and Other Financial Information.

Financial Statements.

The information required by this item is set forth beginning on page F-1 of this annual report.

Legal or Arbitration Proceedings.

The information on legal or arbitration proceedings required by this item is set forth in Item 4.B of this annual report.

Dividend Policy.

Based on the net income available for appropriation, dividends are recommended by the Board of Directors for approval by the shareholders at our Annual General Meeting. Further, the Board of Directors may also pay an interim dividend at its discretion. Since fiscal year 1956, we have had an uninterrupted dividend distribution except for the fiscal years 2001 and 2002. We returned to dividend distribution in fiscal 2003. In view of our profitable performance, we declared dividends (net of tax) totaling Rs.1,279. million, Rs.1,400 million (interim) and Rs. 1,422 million (final), Rs.4,522 million and Rs.4,979 million for fiscal 2003, 2004, 2005 and 2006, respectively.

B. Significant Changes

Other than as set forth in this annual report, no significant change has occurred with respect to us since the date of our audited consolidated US GAAP financial statements included elsewhere in this annual report.

Item 9. The Offer and Listing

A. Offer and Listing Details.

The details on our share and ADS price history is included in Item 9.C “—Markets” below.

B. Plan of Distribution.

Not Applicable.

C. Markets.

Our ADSs are have been listed on the New York Stock Exchange or NYSE, since September 27, 2004. Each ADS represents one Ordinary Share. Our shares are listed on The Bombay Stock Exchange Limited, which is also referred to as the Bombay Stock Exchange, Mumbai or the BSE, and the National Stock Exchange of India, or NSE, and are also listed and traded on two other stock exchanges in India. Our application for delisting our shares with respect to these two other stock exchanges is currently pending. The following table shows closing price and trading volume data for our ordinary shares on the NSE and BSE and for our ADSs on the NYSE:

	NSE			BSE			NYSE
	Closing Price per Share		Avg Daily Trading Volume (in ‘000)	Closing Price per Share		Avg Daily Trading Volume (in ‘000)	Closing Price per ADS		Avg Daily Trading Volume (in ‘000)
	Period High	Period Low		Period High	Period Low		Period High	Period Low
	(Rs. Per Share)			(Rs. Per Share)			($ Per ADS)
Fiscal
2006	941.35	406.4	2003.55	939.00	406.2	659.20	21.5	9.3	282.99
2005	525.2	366.7	3,837.70	524.8	366.6	1,604.90	12.1	8.7	237.92
2004	563.5	422.3	4,443.10	563.3	150.2	1,765.10
2003	169.7	119.45	1,729.20	169.9	119.4	676
2002	146.85	58.8	846.6	146.6	60.3	530.5

Fiscal
2007
1st Quarter	986.25	660.45	1981.12	985.35	659.9	620.93	21.96	14.91	545.80
2006
1st Quarter	450.2	406.4	1,715.32	449.3	406.2	532	10.4	9.3	168.21
2nd quarter	546.1	427	1780.54	545.2	426.75	563.11	12.41	9.7	245.04
3rd quarter	659.55	461.6	2323.85	659.5	460.8	770.35	14.37	10.44	269.38
4th quarter	941.35	617.2	2210.21	939	617.45	781.31	21.46	13.93	453.32
2005
1st quarter	525.2	366.7	4987	524.8	366.6	2098.6
2nd quarter	436	373	5329.7	435.9	373	2333.6	9.15	8.75	249.7
3rd quarter	512.2	393	2632.2	512.1	392.6	1050	11.92	8.73	292.3
4th quarter	520.5	407.9	2281.3	507.6	407.9	879.9	12.06	9.4	181.8

Month
August 2006	860.1	731.6	1512.32	860.30	732.55	407.27	18.6	15.6	261.17
July 2006	801.4	659.2	1963.71	800.65	658.05	630.01	17.39	14.27	427.4
Jun 2006	794.85	660.45	2118.78	794.45	659.9	668.05	17.63	14.91	655.95
May 2006	986.25	761.8	2150.18	985.35	761.95	647.06	21.96	16.5	608.43
April 2006	978.9	903.25	1598.58	977.65	903.95	528.81	21.89	19.89	349.03
March 2006	941.35	846.1	2708.63	939	846.1	1008.32	21.46	19.38	527.67

Our shares were first traded on the NYSE on September 24, 2004.

On September 20, 2006, the reported closing price of our shares on the BSE was Rs. 842.05 per share, on NSE was Rs. 842.25 per share and the ADS closing price on NYSE was $18.33 per ADS.

D. Selling shareholders.

Not applicable.

E. Dilution.

Not applicable.

F. Expenses of the issue.

Not applicable.

Item 10. Additional Information.

A. Share Capital

Our Authorised Share Capital increased from Rs.410,00,00,000 divided into 41,00,00,000 ordinary shares of Rs.10 each to Rs. 450,00,00,000 divided into 45,00,00,000 ordinary shares of Rs.10 each, with effect from July 11, 2006.

We also passed a special resolution under Section 81(1A) of the Companies Act, 1956 to offer, issue and allot in one or more tranches, in the course of domestic/international offerings to domestic/foreign Institutions, non-resident Indians, Indian public companies, corporate bodies, mutual funds, banks, insurance companies, pension funds, individuals or otherwise, whether our shareholders or not, through a public issue and/or on a private placement basis, ordinary shares and/or ordinary shares through depository receipts and/or debentures whether partly/fully convertible and/or securities linked to ordinary shares and/or foreign currency convertible bonds and/or bonds with share warrants attached and/or warrants with a right exercisable by the warrant holder to subscribe for the ordinary shares (hereinafter collectively referred to as “Securities”), secured or unsecured, for cash, at such price or prices, in such manner and on such terms and conditions as the Board, may, in its absolute discretion, decide at the time of issue of Securities, so however that the total amount raised through the aforesaid Securities should not exceed Rs.30 billion or its equivalent of our incremental funds.

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

A company intending to pass a resolution relating to matters such as, but not limited to, amendment in the objects clause of the memorandum, buy back of shares under the Companies Act, giving loans or extending guarantee in excess of limits prescribed under the Companies Act, and guidelines issued thereunder, is required to obtain the resolution passed by means of a postal ballot instead of transacting the business in the general meeting of the company. A notice to all the shareholders shall be sent along with a draft resolution explaining the reasons therefore and requesting them to send their assent or dissent in writing on a postal ballot within a period of 30 days from the date of posting the letter.

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

For the purpose of determining the shareholders, the register may be closed for periods not exceeding 45 days in any one year or 30 days at any one time. In order to determine the shareholders entitled to dividends, we keep the register of shareholders closed for approximately 21 days, generally in June or July of each year. Under the listing regulations of the stock exchanges on which our outstanding shares are listed, we may, upon at least 15 days’ advance notice to these stock exchanges, set a record date and/or close the register of shareholders in order to ascertain the identity of shareholders entitled to the dividend. The trading of shares and the delivery of certificates in respect thereof may continue while the register of shareholders is closed.

Annual Report and Financial Results

Our Indian GAAP audited financial statements for the relevant fiscal year, the directors’ report and the auditors’ report, (collectively the Annual Report), must be laid before the Annual General Meeting. These also include other financial information, a corporate governance section and management’s discussion and analysis report and general shareholders’ information and are also made available for inspection at our registered office during normal working hours for 21 days prior to our annual general meeting.

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

Acquisition of Our Own Shares

The Company is prohibited from acquiring its own shares unless the consequent reduction of capital is effected by an approval of at least 75% of its shareholders voting on the matter in accordance with the Companies Act, 1956 and is also sanctioned by a High Court of competent jurisdiction. However, pursuant to amendments to the Companies Act, a company has been empowered to purchase its own shares or other specified securities out of its free reserves, or the securities premium account or the proceeds of any shares or other specified securities (other than the kind of shares or other specified securities proposed to be bought back) subject to the following conditions:

(i)	the buy back should be authorized by the Articles of Association;

(ii)	a special resolution has been passed at our general meeting authorizing the buy back;

(iii)	the buy back is limited to 25% of the total paid up capital and free reserves;

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

C. Material Contracts.

Except as given below, neither Tata Motors Limited nor any of its consolidated subsidiaries or associated companies is a party to any material contract other than contracts entered into in the ordinary course of business:

•	the Tata Brand Equity and Business Promotion Agreement incorporated by reference into this annual report as Exhibit 4.1, which is described in Item 4.C of this annual report; and

•	agreement entered into by us with Mr Ravi Kant for his appointment as Managing Director, which is included as Exhibit 4.2 of this annual report.

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

Foreign Direct Investment

The Government of India, pursuant to its liberalization policy, set up the Foreign Investment Promotion Board, or the FIPB, to regulate all foreign direct investment into India. Foreign Direct Investment, means investment by way of subscription and/or purchase of securities of an Indian company by a non resident investor. FIPB approval is required for investment in some sectors, including housing, petroleum (other than refining), defense and strategic industries. Also, the following investments would require the prior permission of the FIPB:

•	investments , including a transfer of shares, in excess of specified sectoral caps;

•	investments by a foreign investor who has an existing joint venture or technology transfer/trade mark agreement in the same field. However, prior FIPB approval will not be required in case of investment made by a venture capital fund registered with SEBI or where the investment in the existing joint venture is less than 3.0 per cent. or where the existing joint venture is defunct or sick

•	investment being more than 24% in the equity capital of units manufacturing items reserved for small scale industries;

•	investments by an unincorporated entity;

•	investment in industries for which industrial licensing is compulsory; and

•	all proposals relating to acquisition of shares of an Indian company by a foreign investor (including individuals of Indian nationality or origin residing outside India (a “Non-Resident Indian”), the activities of which company are not under the “automatic” route under existing Indian foreign investment policy or where the Indian company is engaged in the financial services sector or where the acquisition of shares attracts the provisions of the Takeover Code. However, pursuant to a recent Press Note issued by the Government of India, the prior permission of the FIPB would not be required for the transfer of shares from residents to non-residents in the financial services sector or, in transactions subject to the Indian Takeover Code in cases where approvals are required from the RBI, under the Takeover Code, or the Insurance Regulatory and Development Authority.

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

Foreign Institutional Investors who are registered with the SEBI are required to comply with the provisions of the Securities and Exchange Board of India (Foreign Institutional Investors) Regulations, 1995, or Foreign Institutional Investor Regulations. A registered foreign institutional investor may buy, subject to the ownership restrictions discussed below, and sell freely securities issued by any Indian company, (excluding companies engaged in the print media sector) realize capital gains on investments made through the initial amount invested in India, subscribe to or renounce rights offerings for shares, appoint a domestic custodian for custody of investments made and repatriate the capital, capital gains, dividends, income received by way of interest and any compensation received towards sale or renunciation of rights offerings of shares. A Foreign Institutional Investor may not hold more than 10% of the total issued capital of a company in its own name; a corporate/individual sub-account of the Foreign Institutional Investor may not hold more than 5% of the total issued capital of a company, and a broad based sub-account may not hold more than 10% of the total issued capital of a company. The total holding of all Foreign Institutional Investors in a company is subject to a cap of 24% of the total paid up capital of a company, which can be increased to the relevant sectoral cap/ceiling applicable to the said company under the Foreign Direct Investment Regime with the passing of a special resolution by the shareholders of the company in a general meeting.

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

Registered FIIs are generally subject to tax under Section 115AD of the Income Tax Act of 1961. There is uncertainty under Indian law as to the tax regime applicable to FIIs that hold and trade in ADSs and Shares. See Item 10.E “—Taxation—Indian Taxation”.

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

Transfer of shares and convertible debentures of an Indian company by a person resident outside India

Until recently, the sale of shares of an Indian company from a non-resident to a resident required RBI approval, unless the sale was made on a stock exchange at the market price. The Government has granted general permission to persons residing outside India to transfer shares and convertible debentures held by them to an Indian resident, subject to compliance with certain terms and conditions and reporting requirements. A resident who wishes to purchase shares from a non-resident must, pursuant to the relevant notice requirements, file a declaration with an authorised dealer in the prescribed Form FC-TRS, together with the relevant documents and file an acknowledgment thereof with the Indian company to effect transfer of the shares to his name. However, in such cases, the person to whom the shares are being transferred is required to obtain the prior permission of the Central Government of India to acquire the shares if such person has an existing venture (in which such person holds over 3% shares) or tie-up in India through investment in shares or debentures or a technical collaboration or a trade mark agreement or investment by whatever name in the same field to that in which the Indian company whose shares are being transferred is engaged. Further, a non-resident may transfer any security held by such resident to a person resident in India by way of gift.

Moreover, the transfer of shares between an Indian resident and a non-resident does not require the prior approval of the Government or RBI, provided that: (i) the activities of the investee company are under the automatic route pursuant to FDI Policy and the transfer is not subject to regulations under the Indian Takeover Code; (ii) the non-resident shareholding complies with sector limits under the FDI policy; and (iii) the pricing is in accordance with the guidelines prescribed by SEBI and RBI.

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

Fungibility of ADRs

In March 2001, the RBI permitted the re-conversion of shares of Indian Companies into ADRs, subject to the following conditions:

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

Also the RBI has prescribed that the domestic custodians are the entity required to ensure compliance with the RBI guidelines and to file reports with the RBI from time to time. The domestic custodian is also required to perform the following functions:

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

In general, and taking into account the earlier assumptions, for United States federal income and Indian tax purposes, if you hold ADRs evidencing ADSs, you will be treated as the owner of the shares represented by those ADRs. Exchanges of shares for ADRs, and ADRs for shares, generally will not be subject to United States federal income or to Indian tax, but such exchange may give rise to Indian stamp duty as described below under “—Stamp Duty”.

Taxation of Dividends

Indian Taxation. Dividends paid to non-residents of India will not be liable to tax. However, the Company will be liable to pay a “dividend distribution tax” currently at the rate of 12.5% (plus a surcharge at 10% and education cess at the rate of 2% on the dividend distribution tax and surcharge) on the total amount distributed as a dividend. The effective rate of dividend distribution tax is 14.03%.

Distributions to non-residents of India of additional ADSs or shares or rights to subscribe for such shares made with respect to ADSs or shares are not subject to Indian tax.

U.S. Holders. Under the United States federal income tax laws, and subject to the passive foreign investment company, or PFIC rules described below, if you are a U.S. holder, the gross amount of any dividend we pay out of our current or accumulated earnings and profits (as determined for United States federal income tax purposes) is subject to United States federal income taxation. If you are a noncorporate U.S. holder, dividends paid to you in taxable years beginning before January 1, 2011 that constitute qualified dividend income will be taxable to you at a maximum tax rate of 15% provided that you hold the shares or ADSs for more than 60 days during the 121-day period beginning 60 days before the ex-dividend date and meet other holding period requirements. Dividends we pay with respect to the shares or ADSs generally will be qualified dividend income.

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

Taxation of Capital Gains

Indian Taxation

Capital Gains Generally. Under Section 115AC and other applicable provisions of the Income tax act 1961, any gain realized on the sale outside India of the ADSs from one non-resident of India to another non-resident holder is not subject to Indian capital gains tax. However, it is unclear whether a capital gain derived from the sale of rights by a non-resident of India to another non-resident holder outside India may be subject to Indian capital gains tax.

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

Gain realized on the sale of listed equity shares held for more than 12 months will not be subject to Indian capital gains tax if the Securities Transaction Tax (“STT”) has been paid on the transaction. The STT will be levied on and collected by a domestic stock exchange on which equity shares are sold at the rate of 0.025% to 0.125% from the seller and at the rate of 0.125% from the purchaser on the total price at which the equity shares are sold.

Any gain realized on the sale of equity shares held for more than 12 months on which no STT has been paid will be subject to Indian capital gains tax at the rate of 10% plus applicable surcharge on income tax and education cess at the rate of 2.0% of the tax and surcharge.

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

Capital Losses. The Section 115AC Regime does not deal with capital losses arising on a transfer of shares. In general terms, losses arising from a transfer of a capital asset in India can only be set off only against capital gains and not against any other income. A short-term capital loss can be set off against a capital gain, whether short-term or long-term. However, long term capital loss can only be set off against long term capital gain and not against short term capital gain. To the extent that the losses are not absorbed in the year of transfer, they may be carried forward for a period of eight assessment years immediately succeeding the assessment year for which the loss was first determined and may be set off against the capital gains assessable for such subsequent assessment years. In order to set off capital losses in this manner, the non-resident investor would be required to file appropriate and timely tax returns in India. The long term capital loss arising on sale of equity shares in respect of which STT is paid may not be available for set-off against any capital gains.

United States Federal Income Taxation.

U.S. Holders. Subject to the PFIC rules discussed below, if you are a U.S. holder and you sell or otherwise dispose of your shares or ADSs, you will recognize capital gain or loss for United States federal income tax purposes equal to the difference between the dollar value of the amount that you realize and your tax basis, determined in dollars, in your shares or ADSs. Capital gain of a non-corporate U.S. holder that is recognized on taxable years beginning before January 1, 2011 is generally taxed at a maximum rate of 15% where the holder has a holding period greater than one year. The gain or loss will generally be income or loss from sources within the United States for foreign tax credit limitation purposes.

Tax Treaties.

The provisions of the Agreement of Avoidance of Double Taxation entered into by Government with the country of residence of the non-resident investor will be applicable to the extent that they are more beneficial to the non-resident investor.

Dividend income is not subject to tax in India in the hands of the holder of the shares. If any Shares are held by a non resident investor following withdrawal thereof from the depository facility under the Deposit Agreement, provisions of double taxation treaty, if any, entered into by India with the country of residence of such non resident investor will be applicable to taxation of any capital gain arising from transfer of such shares.

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

Service Tax. Brokerage or commission fees paid to stockbrokers in India in connection with the sale or purchase of shares are now subject to an Indian service tax of 12% (plus a 2% education cess). A stockbroker is responsible for collecting such service tax at such rate and for paying the same to the relevant authority.

PFIC. We believe that shares and ADSs should not be treated as stock of a PFIC for United States federal income tax purposes, but this conclusion is a factual determination that is made annually and thus may be subject to change. If we were to be treated as a PFIC, unless a U.S. holder elects to be taxed annually on a mark-to-market basis with respect to the shares or ADSs, gain realized on the sale or other disposition of your shares or ADSs would in general not be treated as capital gain. Instead, if you are a U.S. holder, you would be treated as if you had realized such gain and certain “excess distributions” ratably over your holding period for the shares or ADSs and would be taxed at the highest tax rate in effect for each such year to which the gain was allocated, together with an interest charged in respect of the tax attributable to each such year. With certain exceptions, your shares or ADSs will be treated as stock in a PFIC if we were a PFIC at any time during your holding period in your shares or ADSs. Dividends that you receive from us will not be eligible for the special tax rates applicable to qualified dividend income if we are treated as a PFIC with respect to you either in the taxable year of the distribution or the preceding taxable year, but instead will be taxable at rates applicable to ordinary income.

F. Dividends and Paying Agents

Not applicable.

G. Statement by Experts

Not applicable.

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

Interest Rate and Swap Agreements

Our exposure to interest rate risks relates primarily to:

•	our long term debt, which is normally utilized to finance capital expenditure;

•	our investment in marketable securities; and

•	our finance receivables

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

The sensitivity to a change in interest rates of 1% on our unhedged floating rate loans as at March 31, 2006 and March 31, 2005 is Rs. 111 million and Rs. 41 million, respectively on an annual basis. The sensitivity to a change in interest rates of 1% on the value of our portfolio of marketable securities as at March 31, 2005 and as on March 31, 2006 is Rs. 32 million and Rs. 33 million respectively.

We may have a prepayment and default risk with respect to our finance receivables due to any change in interest rates.

Foreign Exchange Risk

The following table sets forth information relating to our foreign currency debt exposure for the periods indicated:

	2006	2005
	Percentage (%)
Total Foreign Currency denominated debt as percentage of total outstanding debt	73.6	83.8
Total US$ debt as percentage of total outstanding debt	59.1	83.5

We have foreign currency exposure related to buying, selling and financing in currencies, primarily in the dollar, other than the local currencies in which we operate. We are also exposed to foreign currency risk related to future earnings or assets and liabilities that are exposed due to operating cash flows and various financial instruments that are denominated in foreign currencies.

We use derivative instruments primarily to hedge our foreign exchange exposure, and also to hedge our interest rate exposure. Nevertheless, a weakening of the rupee against the dollar and other major foreign currencies may have an adverse effect on our cost of borrowing and cost of imported goods / technology and consequently may increase the cost of financing our capital expenditures. In addition, we have experienced and expect to continue to experience foreign exchange losses and gains on obligations denominated in foreign currencies in respect of our borrowings.

The sensitivity to a change in currency prices of 1% per US$ on our unhedged foreign currency loans as at March 31, 2006 and 2005 is Rs.260 million and Rs.113 million, respectively.

We hedge most of our exports. However, some of our imports and exports have remained unhedged during the year. The sensitivity to a 1% change in exchange rates of individual currencies against the rupee for the unhedged portion of our imports payables for the year ending March 31, 2006 and ending March 31, 2005 is Rs.19 million and Rs.30 million, respectively and sensitivity to a 1% change in exchange rates of individual currencies against the rupee for the unhedged portion of our exports receivables for the year ending March 31, 2006 is Rs.21 million.

Investment price risk

The fair value of some of our investments in available-for-sale securities exposes us to equity price risks. In general, these securities are not held for trading purposes. These investments are subject to changes in the market prices of the securities. The fair value of our available-for-sale, equity securities as of March 31, 2006 and 2005 was Rs.17,311 million and Rs.13,285 million respectively. A 1% change in equity prices of available-for-sale securities held as at March 31, 2006 and 2005 would result in an impact of Rs.173 million and Rs.133 million, respectively.

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

PART II

Item 13. Defaults, Dividend Arrearages and Delinquencies.

None.

Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds.

None.

Item 15. Controls and Procedures.

Based on their evaluation as of March 31, 2006, our Managing Director and Executive Director (Finance & Corporate Affairs), who are our chief executive officer and chief financial officer, respectively, have concluded that our disclosure controls and procedures as defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934 (the Exchange Act) are effective.

During the period covered by this annual report, there were no changes in our internal control over financial reporting that have materially affected or are reasonably likely to materially affect our internal control over financial reporting.

Item 16A. Audit Committee Financial Expert.

Our Board has determined that Mr. Palia, an independent director and a member of our Audit Committee, is an audit committee financial expert as defined under the applicable rules of the SEC issued pursuant to Section 407 of the Sarbanes—Oxley Act of 2002.

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

In August 2004, our Audit Committee adopted a Policy (the Whistle Blower Policy) that provided a formal mechanism for all our employees to approach our Management (or the Audit Committee in cases where the concern involves the Senior Management) and make protective disclosures to the Management about unethical behaviour, actual or suspected fraud or violations of the Company’s Code of Conduct or ethics policy. The Whistle Blower Policy is an extension of the Tata Code of Conduct, which requires every employee to promptly report to the Management any actual or possible violation of the Code or an event such employee becomes aware of that could affect the business or reputation of the Company. The disclosures reported are addressed in the manner and within the time frames prescribed in the Whistle Blower Policy.

Item 16C. Principal Accountant Fees and Services.

Our financial statements prepared in accordance with US GAAP, are audited by Deloitte Haskins and Sells (DHS), a firm registered with the Public Company Accounting Oversight Board (PCAOB) in the United States and an Indian firm of Chartered Accountants registered with the Institute of Chartered Accountants of India (ICAI).

DHS has some partners who are also partners in M/S A.F. Ferguson & Co. (AFF) and M/S S.B. Billimoria & Co. (SBB) who had been our Indian GAAP statutory auditors since inception up to year ended March 31, 2005. In our 60th Annual General Meeting held on July 11, 2005, the shareholders approved the change of the Indian GAAP Statutory Auditors to DHS.

M/S A.F. Ferguson & Co. (AFF) has become a member firm of DHS from October 1, 2004. Accordingly the fees have been calculated proportionately for fiscal 2005.

DHS has served as our independent public accountant for each of the years ended March 31, 2005 and March 31, 2004, for which audited financial statements appear in this annual report.

The following table presents the aggregate fees for professional services and other services rendered by DHS and the various member firms of Deloitte to us including some of our subsidiaries in fiscal 2005 and fiscal 2006.

	Year ended March 31,			Description of Services
	2005	2006	2006
	Rs. in million		US $ in million
Audit Fees	25.3	52.7	1.2	Audit of financial statements
Audit Related Fees	2.9	3.7	0.1	Services related to the performance of the audit or review of financial statements including advice related to the compliance of the Sarbanes-Oxley Act of 2002
Tax Fees	4.1	7.4	0.2	Tax audit, certification of foreign remittances and tax advisory services
Other Services	0.9	3.0	0.1	Audit of employee benefit funds, other certifications and advisory services
Total	33.2	66.8	1.6

The above table excludes Rs.10 million paid during the fiscal 2005 for services rendered for earlier years

Audit Committee pre-approval for services rendered by independent accountants:

•	We have adopted a policy for (a) pre-approval of services to be rendered by our independent accountants for us and our subsidiaries based on an elaborate procedure for ensuring auditor independence and objectivity; and (b) oversight of audit work for streamlining audit process across our subsidiaries.

•	At the beginning of each year, the Audit Committee approves the proposed services, including the nature, type and scope of services contemplated and the related fees to be rendered by these firms during the year.

•	In addition, Audit committee pre-approval is also required for those engagements that may arise during the course of the year that are outside the scope of the initial services and such fees pre-approved by the audit Committee.

•	We do not engage our independent accountants for ‘prohibited services’.

•	Our Audit Committee recommends the appointment and compensation of independent accountants.

•	In case of urgent requirements, our CFO and the Chairman of our Audit Committee jointly approve any services that may be rendered by our independent accountants or their member firms and such services are subsequently ratified at the next Audit Committee meeting.

•	The pre-approval is not required where the fees proposed to be paid for the non-audit services do not exceed 5% of the total amount of fees paid by us to our independent accountants and their member firms during the fiscal year, provided that such services were not recognized as non audit services at the time of the engagement of services. Such services are also brought to the attention of the Audit Committee at the next meeting.

Item 16D. Exemptions from the Listing Standards for Audit Committees.

Not applicable.

Item 16E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers.

Issuer Purchases of Equity Securities

Period	Total Number of Shares Purchased	Average Price Paid per Share	Total Number of Shares Purchased as Part of Publicly Announced Plans or Programs		Maximum Number (or Approximate Dollar Value) of Shares that may yet be purchased under the Plans or Programs
August 18, 2005	451,158	NA*	451,158	*	NIL

*	Upon merger of erstwhile TFL with us (the issuer Company), pursuant to the scheme of amalgamation in the nature of merger approved by the High Court of Judicature at Bombay, Sheba, a wholly owned subsidiary Company was alloted 451,158 of our Ordinary Shares on August 18, 2005, in the ratio of 100:8 in exchange for it’s holding in TFL. These shares held by Sheba did not carry any voting rights. In December, 2005, these shares were sold by Sheba.

PART III

Item 17. Financial Statements.

See Item 18.

Item 18. Financial Statements.

The information required by this item is set forth beginning on page F-1 of this annual report.

Item 19. EXHIBITS.

Exhibit Number Description

1.1 —	Our Certificate of Incorporation ***

1.2 —	Our Memorandum and Articles of Association***

2.2 —	Form of Amended and Restated Deposit Agreement among Tata Motors Limited, Citibank, N.A. as Depositary and all owners and holders from time to time of American Depositary Receipts, including the form of American Depositary Receipt**

4.1 —	Tata Brand Equity & Business Promotion Agreement, dated December 18, 1998, between Tata Sons Limited and Tata Engineering and Locomotive Company Limited (now Tata Motors Limited) *

4.2 —	Agreement for appointment of Mr Ravi Kant as our Managing Director

7.1 —	Computation of Ratio of Net Debt to Shareholders’ Equity

8.1 —	List of our Subsidiaries

11.1 —	The Tata Code of Conduct*

12.1 –	Certification of the Principal Executive Officer required by Rule 13a – 14(a)

12.2 –	Certification of the Principal Financial Officer required by Rule 13a – 14(a)

13.1 –	Certification of the Chief Executive Officer required by Rule 13a – 14(b) and Section 1350 of Chapter 63 of Title 18 of the United States Code

13.2 –	Certification of the Chief Financial Officer required by Rule 13a – 14(b) and Section 1350 of Chapter 63 of Title 18 of the United States Code

We have not included as exhibits certain instruments with respect to our long-term debt, the amount of debt authorized under each of which does not exceed 10% of our total assets, and we agree to furnish a copy of any such instrument to the Securities Exchange Commission upon request.

*	Incorporated by reference to our Registration Statement on Form 20-F File No. 001-32294 filed on September 15, 2004
**	Incorporated by reference to our Registration Statement on Form F-6 (File no 333-119066) filed on September 16, 2004
***	Incorporated by reference to our Registration Statement on Form 20-F File No. 001-32294 filed on September 27, 2005

SIGNATURES

The Registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

September 26, 2006

TATA MOTORS LIMITED

By	/s/ RAVI KANT
Name:	Ravi Kant
Title:	Managing Director

By	/s/ PRAVEEN P KADLE
Name:	Praveen P Kadle
Title:	Executive Director

I NDEX TO CONSOLIDATED FINANCIAL STATEMENTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of

Tata Motors Limited

Mumbai, India

We have audited the accompanying consolidated balance sheets of Tata Motors Limited and subsidiaries (the “Company”) as of March 31, 2005 and 2006, and the related consolidated statements of income, shareholders’ equity, and cash flows for each of the three years in the period ended March 31, 2006, all expressed in Indian rupees. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Tata Motors Limited and subsidiaries as of March 31, 2005 and 2006, and the results of their operations and their cash flows for each of the three years in the period ended March 31, 2006, in conformity with accounting principles generally accepted in the United States of America.

As described in Note 2 (a) to the financial statements, these financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America, which differ in certain material respects from accounting principles generally accepted in India, which form the basis of the Company’s general purpose financial statements.

Our audit for the year ended and as of March 31, 2006, also comprehended the translation of the Indian rupees amounts into U.S. dollar amounts and, in our opinion, such translation has been made in conformity with the basis stated in Note 2 (ae). The translation of the financial statement amounts into U.S. dollars have been made solely for the convenience of the readers.

Deloitte Haskins & Sells

Mumbai

September 15, 2006

TATA MOTORS LIMITED

CONSOLIDATED BALANCE SHEETS

	As of March 31,
	2005	2006	2006
	(In millions, except share and per share amounts)
ASSETS:
Current assets:
Cash and cash equivalents	Rs. 4,873.3	Rs. 6,315.9	US$ 142.0
Short-term deposits with banks	15,731.2	4,914.8	110.5
Investments—current	11,251.6	3,153.0	70.8
Finance receivables (net of allowances of Rs. 129.6 million and Rs. 846.8 million, respectively)	8,086.0	20,452.9	459.8
Accounts receivable (net of allowances of Rs. 745.5 million and Rs. 571.1 million, respectively)	10,273.4	14,256.7	320.5
Inventories	21,353.6	26,303.6	591.4
Deferred income taxes	1,304.9	2,216.5	49.8
Prepaid expenses and other current assets (net of allowances of Rs. 501.2 million and Rs. 1,074.8 million, respectively)	10,705.7	12,474.5	280.5

Total current assets	83,579.7	90,087.9	2,025.3
Investments—non-current	19,185.4	21,697.5	487.8
Equity in affiliates	1,918.4	2,436.1	54.8
Finance receivables—non-current	11,839.2	27,164.2	610.7
Property, plant and equipment, net	38,905.9	45,506.3	1,023.1
Goodwill and intangible assets	896.3	9,389.2	211.1
Other non-current assets	2,920.5	5,877.0	132.1

Total assets	Rs. 159,245.4	Rs. 202,158.2	US$ 4,544.9

LIABILITIES AND SHAREHOLDERS’ EQUITY:
Liabilities:
Current liabilities:
Accounts payable	Rs. 24,659.9	Rs. 30,316.3	US$ 681.4
Acceptances	28,939.5	29,502.3	663.3
Accrued expenses and other current liabilities	11,221.5	11,636.3	261.6
Short-term debt	2,866.5	9,438.1	212.2

Total current liabilities	67,687.4	80,893.0	1,818.5
Deferred income taxes	5,390.9	6,135.2	137.9
Long-term debt	25,632.7	27,203.3	611.6
Other liabilities	1,794.3	3,607.1	81.1

Total liabilities	100,505.3	117,838.6	2,649.1

Minority interest	2,330.9	3,303.8	74.3
Commitments and contingencies (See Note 22)

Shareholders’ equity:
Ordinary shares; Par value Rs. 10 per share; authorized 400,000,000 and 410,000,000 shares, as of March 31, 2005 and 2006 respectively, issued and fully paid up 361,738,001 and 382,820,381 as of March 31, 2005 and 2006 respectively; issued and partly paid up 13,750 shares, both years	3,617.9	3,828.7	86.1
Additional paid-in capital	28,143.3	38,773.6	871.7
Accumulated other comprehensive income	10,614.1	14,516.5	326.4
Capital redemption reserve	22.8	22.8	0.5
Debenture redemption reserve	3,341.5	3,341.5	75.1
Reserve for Research and Human Resource development	—	56.2	1.3
Special reserve	60.9	75.2	1.7
Retained earnings	10,608.7	20,401.3	458.7

Total shareholders’ equity	56,409.2	81,015.8	1,821.5

Total liabilities and shareholders’ equity	Rs. 159,245.4	Rs. 202,158.2	US$ 4,544.9

See accompanying notes to consolidated financial statements

TATA MOTORS LIMITED

CONSOLIDATED STATEMENTS OF INCOME

	Years ended March 31,
	2004	2005	2006	2006
	(In millions, except share and per share amounts)
Revenues
Gross sales	Rs. 162,176.6	Rs. 228,549.4	Rs. 272,350.8		US$ 6,123.0
Less: Excise duty	23,883.2	31,771.0	35,465.0		797.3

Net sales	138,293.4	196,778.4	236,885.8		5,325.7
Finance revenues	1,402.3	1,608.6	3,728.7		83.8

Total revenues	139,695.7	198,387.0	240,614.5		5,409.5
Cost of sales	108,159.6	156,906.7	189,318.7		4,256.3
Operating expenses
Selling, general and administrative	15,276.9	20,144.9	26,586.2		597.7
Research and development	1,282.0	2,532.4	4,663.0		104.8
Employee separation compensation (See Note 18)	386.3	11.5	4.2		0.1

Total operating expenses	16,945.2	22,688.8	31,253.4		702.6

Operating income	14,590.9	18,791.5	20,042.4		450.6

Non-operating expenses
Gain on shares issued by subsidiary	—	—	86.5		1.9
Gain on sale of equity interests in subsidiary (See Note 19)	—	—	1,532.1		34.4
Other non-operating income, net	1,773.2	1,821.6	1,882.6		42.3
Interest income	349.6	761.6	662.8		14.9
Interest expense	(2,684.3)	(2,993.3)	(3,717.8)		(83.6)

Total non-operating (expense) income	(561.5)	(410.1)	446.2		9.9

Income before income taxes	14,029.4	18,381.4	20,488.6		460.5
Income tax expense	(5,264.0)	(5,099.9)	(5,618.3)		(126.3)
Minority interest, net of tax	(228.9)	(365.7)	(331.1)		(7.4)
Equity in net income of affiliates, net of tax	363.4	340.4	471.4		10.6

Net income	Rs. 8,899.9	Rs. 13,256.2	Rs. 15,010.6	US$	337.4

Weighted average number of shares used in computing basic earnings per share:	328,306,904	359,837,353	373,268,040		373,268,040
Weighted average number of shares used in computing diluted earnings per share:	363,123,828	388,849,716	399,310,236		399,310,236

Earnings per share:
Basic	Rs. 27.1	Rs. 36.8	Rs. 40.2		US$ 0.9
Diluted	Rs. 25.3	Rs. 34.9	Rs. 38.7		US$ 0.9

See accompanying notes to consolidated financial statements

TATA MOTORS LIMITED

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Years ended March 31,
	2004	2005	2006	2006
	(In millions)
Cash flows from operating activities:
Net income	Rs. 8,899.9	Rs. 13,256.2	Rs. 15,010.6	US$	337.4
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation	4,117.7	4,888.8	5,470.3		123.0
Amortization of intangible assets	10.6	33.2	373.1		8.4
Gain on sale of finance receivables	(352.7)	(139.5)	(294.3)		(6.6)
Write offs of delinquent finance receivables	76.2	77.3	294.2		6.6
Allowances for delinquent finance receivables, net of recoveries	8.0	8.9	717.2		16.1
Equity in earnings of affiliates	(363.4)	(340.4)	(471.4)		(10.6)
(Gain) loss on sale of property, plant and equipment	72.1	(36.4)	(58.0)		(1.3)
Gain on sale of investment in affiliate/equity interests in subsidiary	—	(29.8)	(1,532.1)		(34.4)
Gain on shares issued by subsidiary	—	—	(86.5)		(1.9)
Deferred tax expense	4,113.9	904.9	684.6		15.4
Gain on sale of investments	(138.2)	(496.7)	(173.8)		(3.9)
Impairment of investments	83.4	40.0	—		—
Minority interest	228.9	365.7	331.1		7.4
Changes in working capital:
Accounts receivable	2,646.0	(1,720.1)	(2,782.2)		(62.5)
Prepaid expenses and other current assets	343.0	(735.5)	(10,372.9)		(233.2)
Inventories	(81.8)	(6,047.0)	(4,605.2)		(103.5)
Other non-current assets	(203.3)	(342.8)	(1,835.9)		(41.3)
Accounts payable	(210.6)	146.2	3,457.4		77.7
Acceptances	3,925.9	12,302.9	562.8		12.7
Accrued expenses and other liabilities	3,952.0	1,490.8	977.3		22.0

Net cash provided by operating activities	27,127.6	23,626.7	5,666.3		127.5

Cash flows from investing activities:
Short-term bank deposits	(2,727.7)	(12,939.3)	10,884.8		244.7
Loans given to affiliate and others	—	(5,096.6)	—		—
Purchases of available-for-sale investments	(15,240.0)	(1,753.7)	(390.6)		(8.8)
Purchases of other investments	(389.3)	(1,708.6)	(300.0)		(6.7)
Proceeds from sale of available-for-sale investments	44.7	4,977.3	8,199.7		184.3
Proceeds from sale of equity interests in subsidiary	—	—	2,078.3		46.7
Proceeds from sale of investments in affiliates	—	91.2	—		—
Proceeds from sale of other investments	98.5	1,127.8	76.6		1.7
Investments in affiliates	(60.7)	(401.7)	(181.4)		(4.1)
Dividends received from affiliates	80.9	277.6	188.8		4.2
Net change in finance receivables	(8,238.2)	(14,243.1)	(43,368.4)		(975.0)
Proceeds from sale of finance receivables, net of retained interests	4,737.1	2,701.1	28,128.3		632.4
Cash flow from retained interests in securitized transactions	345.9	595.8	629.4		14.2
Purchases of property, plant and equipment	(2,643.0)	(8,556.8)	(10,354.9)		(232.8)
Proceeds from sale of property, plant and equipment	218.2	315.3	195.8		4.4
Purchase of intangible assets	(16.3)	(605.9)	(379.5)		(8.5)
Shares of subsidiary purchased from minorities	—	—	(152.9)		(3.4)
Payments for acquisitions, net of cash acquired	(1,181.5)	(186.6)	(4,304.2)		(96.8)

Net cash used in investing activities	(24,971.4)	(35,406.2)	(9,050.2)		(203.5)

TATA MOTORS LIMITED

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Years ended March 31,
	2004	2005	2006	2006
	(In millions)
Cash flows from financing activities:
Proceeds from issuance of shares, net of issue expenses	Rs. 2,303.9	Rs. 756.4	Rs. 259.2	US$ 5.8
Proceeds from issue of shares by a subsidiary to minorities	1.0	738.9	415.1	9.3
Dividend paid (including dividend tax)	(2,986.1)	(1,653.8)	(5,147.5)	(115.7)
Dividends paid to minority shareholders of subsidiaries	(48.4)	(118.7)	(127.9)	(2.9)
Net change in short-term debt	2,743.9	(3,457.0)	4,074.9	91.6
Proceeds from issuance of long-term debt	8,010.4	19,230.4	8,759.7	196.9
Repayments of long-term debt	(7,866.8)	(5,508.8)	(3,783.1)	(85.1)

Net cash (used in) provided by financing activities	2,157.9	9,987.4	4,450.4	99.9

Net change in cash and cash equivalents	4,314.1	(1,792.1)	1,066.5	23.9
Effect of foreign exchange on cash flows	(561.7)	154.3	376.1	8.5
Cash and cash equivalents, beginning of the year	2,758.7	6,511.1	4,873.3	109.6

Cash and cash equivalents, end of the year	Rs. 6,511.1	Rs. 4,873.3	Rs. 6,315.9	US$ 142.0

Supplemental cash flows information:
Interest paid	Rs. 3,040.1	Rs. 2,997.8	Rs. 3,507.2	US$ 78.8
Income taxes paid	Rs. 252.6	Rs. 4,685.6	Rs. 5,609.8	US$ 126.1

Non-cash transactions:
1% Foreign Currency Convertible Notes converted into 13,974,898, 2,490,199 and 312,955 ordinary shares	Rs. 3,440.7	Rs. 602.5	Rs. 75.9	US$ 1.7
Zero Coupon Foreign Currency Convertible Notes converted into 6,264,476 ordinary shares	Rs. —	Rs. —	Rs. 3,638.1	US$ 81.8
14,053,791 ordinary shares issued on acquisition of Tata Finance Limited as purchase consideration	Rs. —	Rs. —	Rs. 6,867.9	US$ 154.4

See accompanying notes to consolidated financial statements

TATA MOTORS LIMITED

STATEMENTS OF SHAREHOLDERS’ EQUITY

FOR EACH OF THE YEARS ENDED MARCH 31, 2004, 2005 AND 2006

	Number of warrants	Shares (including partly paid up shares)	Par value	Additional paid-in capital	Comprehensive income	Accumulated other comprehensive income	Capital redemption reserve	Debenture redemption reserve	Special reserve	Accumulated deficit	Total shareholders’ equity
	(In millions, except number of shares and warrants)
Balance at March 31, 2003	25,571,218	319,784,387	Rs. 3,198.3	Rs. 21,459.4		Rs. (260.7)	Rs. 22.8	Rs. 3,341.5	Rs. 39.1	Rs. (6,884.8)	Rs. 20,915.6
Shares issued upon conversion of 1% Foreign Currency Convertible Notes		13,974,898	139.7	3,301.0							3,440.7
Shares issued on exercise of warrants	(19,198,833)	19,198,833	192.0	2,111.9							2,303.9
Shares/warrants allotted on settlement of legal cases against the rights entitlement, which were held in abeyance	6	12	—	—
Warrants forfeited	(1,512)
Net income					Rs. 8,899.9					8,899.9	8,899.9
Dividend (including dividend tax)										(3,021.8)	(3,021.8)
Transfer to debenture redemption reserve								103.5		(103.5)	—
Transfer to special reserve									16.7	(16.7)	—
Unrealized gain on available-for-sale securities, net of tax and realized earnings					4,714.4	4,714.4					4,714.4
Translation adjustment					5.5	5.5					5.5
Additional minimum pension liability					119.4	119.4					119.4

Comprehensive income					Rs. 13,739.2

Balance at March 31, 2004	6,370,879	352,958,130	Rs. 3,530.0	Rs. 26,872.3		Rs. 4,578.6	Rs. 22.8	Rs. 3,445.0	Rs. 55.8	Rs. (1,126.9)	Rs. 37,377.6

See accompanying notes to consolidated financial statements

TATA MOTORS LIMITED

STATEMENTS OF SHAREHOLDERS’ EQUITY

FOR EACH OF THE YEARS ENDED MARCH 31, 2004, 2005 AND 2006

	Number of warrants	Shares (including partly paid up shares)	Par value	Additional paid-in capital	Comprehensive income	Accumulated other comprehensive income	Capital redemption reserve	Debenture redemption reserve	Special reserve	Accumulated (deficit) retained earnings	Total shareholders’ equity
	(In millions, except number of shares and warrants)
Balance at March 31, 2004	6,370,879	352,958,130	Rs. 3,530.0	Rs. 26,872.3		Rs. 4,578.6	Rs. 22.8	Rs. 3,445.0	Rs. 55.8	Rs. (1,126.9)	Rs. 37,377.6
Shares issued upon conversion of 1% Foreign Currency Convertible Notes		2,490,199	24.9	577.6							602.5
Shares issued on exercise of warrants	(6,303,422)	6,303,422	63.0	693.4							756.4
Warrants forfeited	(67,457)
Net income					13,256.2					13,256.2	13,256.2
Dividend (including dividend tax)										(1,619.0)	(1,619.0)
Transfer from debenture redemption reserve								(103.5)		103.5	—
Transfer to special reserve									5.1	(5.1)	—
Unrealized gain on available-for-sale securities, net of tax and realized earnings					5,764.7	5,764.7					5,764.7
Translation adjustment					176.3	176.3					176.3
Additional minimum pension liability					94.5	94.5					94.5

Comprehensive income					Rs. 19,291.7

Balance at March 31, 2005	—	361,751,751	Rs. 3,617.9	Rs. 28,143.3		Rs. 10,614.1	Rs. 22.8	Rs. 3,341.5	Rs. 60.9	Rs. 10,608.7	Rs. 56,409.2

See accompanying notes to consolidated financial statements

TATA MOTORS LIMITED

STATEMENTS OF SHAREHOLDERS’ EQUITY

FOR EACH OF THE YEARS ENDED MARCH 31, 2004, 2005 AND 2006

	Shares (including partly paid up shares)	Par value	Additional paid-in capital	Comprehensive income	Accumulated other comprehensive income	Capital redemption reserve	Debenture redemption reserve	Reserve for Research and Human Resource Development	Special reserve	Retained Earnings	Total shareholders’ equity
	(In millions except number of shares)
Balance at March 31, 2005	361,751,751	Rs. 3,617.9	Rs. 28,143.3		Rs. 10,614.1	Rs. 22.8	Rs. 3,341.5	Rs. —	Rs. 60.9	Rs. 10,608.7	Rs. 56,409.2
Shares issued upon conversion of 1% Foreign Currency Convertible Notes	312,955	3.1	72.8								75.9
Shares issued upon conversion of Zero Coupon Foreign Currency Convertible Notes (Net of issue expenses)	6,264,476	62.6	3,571.8								3,634.4
Shares issued on acquisition of Tata Finance Limited	14,053,791	140.6	6,727.3								6,867.9
Issue of shares	451,158	4.5	258.4								262.9
Net income				15,010.6						15,010.6	15,010.6
Dividend paid (including dividend tax)										(5,147.5)	(5,147.5)
Transfer to special reserve									14.3	(14.3)	—
Transfer to Research and Human Resource Development								56.2		(56.2)	—
Unrealized gain on available-for-sale securities, net of tax and realized earnings				3,761.7	3,761.7						3,761.7
Translation adjustment				135.4	135.4						135.4
Additional minimum pension liability				5.3	5.3						5.3

Comprehensive income				Rs. 18,913.0

Balance at March 31, 2006	382,834,131	Rs. 3,828.7	Rs. 38,773.6		Rs. 14,516.5	Rs. 22.8	Rs. 3,341.5	Rs. 56.2	Rs. 75.2	Rs. 20,401.3	Rs. 81,015.8

		US$ 86.1	US$ 871.7		US$ 326.4	US$ 0.5	US$ 75.1	US$ 1.3	US$ 1.7	US$ 458.7	US$ 1,821.5

See accompanying notes to consolidated financial statements

TATA MOTORS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1.	Background and Operations

Tata Motors Limited and its subsidiaries collectively referred to as “the Company” primarily designs, manufactures and sells a wide range of vehicles. The Company provides financing for the vehicles sold by it. The Company also manufactures and sells spare parts for its vehicles and engines for industrial and marine applications, as well as construction equipment, including hydraulic excavators, cranes and wheel loaders, aggregates such as axles and transmissions for commercial vehicles and factory automation equipment, and provides information technology services.

Tata Sons Limited (or Tata Sons), together with its subsidiaries, owns 22.11% shares of Tata Motors Limited, and has the ability to significantly influence the Company’s operations.

2.	Significant Accounting Policies

a.	Basis of Presentation

These consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (or US GAAP). US GAAP differs in certain material respects from accounting principles generally accepted in India and the requirements of India’s Companies Act, 1956 (collectively Indian GAAP), which form the basis of the general purpose financial statements of the Company in India.

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

At March 31, 2005 and 2006 we had 19 and 40 consolidated subsidiaries respectively.

c.	Affiliates

Entities where the Company exerts significant influence, generally where the Company controls between 20% and 50% of the voting stock of the investee company, are considered affiliates, and are accounted for using the equity method. Inter-company unrealized profit or loss on transactions with affiliates are eliminated.

TATA MOTORS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

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

The Company recognizes revenues on the sale of products, net of trade discounts and rebates, when products are delivered to dealers or when delivered to a carrier for export sales, which is when title and risks and rewards of ownership pass to the customer. Sales include excise duties and charges for shipping and handling to the point of delivery, and exclude other indirect taxes.

The Company recognizes revenues from services as rendered.

Revenues are recognized when collectibility of the resulting receivable is reasonably assured.

Finance and service charges are accrued on the unpaid principal balance of finance receivables using the effective interest method. Hire purchase and loan receivables are placed on “non-accrual” status when interest or principal payments are eleven months and six months past due, respectively, at which time no further interest is accrued and overdue interest is written off against interest income. Finance receivables are returned to accrual status when all principal and interest amounts contractually due are brought current and future payments are reasonably assured.

f.	Cost Recognition

Costs and expenses are recognized when incurred and are classified according to their primary functions in the following categories:

Cost of sales

These costs primarily include raw materials, employee compensation for production personnel, depreciation and amortization of production equipment and factory overheads.

Selling, general and administrative expenses

Selling expenses primarily include employee compensation for sales and marketing personnel, travel costs, advertising, business promotion expenses, special incentives to dealers under sales promotion schemes, allowances for delinquent receivables and outward shipping expenses. (Selling expenses include outward shipping expenses of Rs. 2,752.7 million, Rs. 4,192.7 million and Rs. 6,091.5 million for the year ended March 31, 2004, 2005 and 2006 respectively)

General and administrative costs primarily include employee compensation for administrative, supervisory and managerial personnel, depreciation and amortization of non-production equipment and software, non-factory overheads including rent, insurance, electricity, telecommunication costs, legal and professional fees, amortization of intangibles, valuation allowances and other general expenses.

TATA MOTORS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

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

Tata Motors sells finance receivables to Special Purpose Entities (“SPE”) in securitization transactions. Recourse is in the form of the Company’s investment in subordinated securities issued by these special purpose entities, cash collateral and bank guarantees. The receivables are derecognized in the balance sheet when they are sold and consideration has been received by the Company. Sales and transfers that do not meet the criteria for surrender of control are accounted for as secured borrowings.

Gains or losses from the sale of receivables are recognized in the period the sale occurs based on the relative fair value of the portion sold and the portion allocated to retained interests, and are reported net of the estimated cost of servicing.

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

TATA MOTORS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

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

Basic earnings per ordinary share has been computed by dividing net income by the weighted average number of ordinary shares outstanding during the year. Partly paid up shares are included as fully paid equivalents according to the fraction paid up. Diluted earnings per ordinary share has been computed using the weighted average number of ordinary shares and dilutive potential ordinary shares outstanding during the year using the “if-converted” method for warrants and convertible instruments, except where the result would be antidilutive.

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

The Company provides a specific allowance for credit losses for hire purchase and loan receivables that are in arrears for eleven months and six months or more, respectively, in an amount equivalent to the outstanding principal and interest balance.

The allowance for credit losses is evaluated on a regular basis by management and is based upon management’s view of the probability of recovery of receivables in light of historical experience,

TATA MOTORS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

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

Inventories are valued at the lower of cost and market. Cost of raw materials and components is ascertained on a weighted average basis. Cost of work-in-progress and finished goods are determined on a full absorption cost basis.

o.	Concentrations of Credit Risk

Financial instruments that potentially subject the Company to concentrations of credit risk principally consist of cash and cash equivalents, investments in mutual funds, other investments securities, derivative financial instruments, accounts receivable, finance receivables and loans and advances. None of the financial instruments result in material concentrations of credit risk.

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

TATA MOTORS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Equity securities that do not have readily determinable market values are accounted for at original cost. The fair values of these securities are not estimated if there are no events or changes in circumstances that may have a significant effect on the fair value.

Declines in the fair values below cost that are other than temporary are reflected in earnings as realized losses.

The cost in respect of securities sold is determined on a weighted average basis.

q.	Shares issued by Subsidiary

The issuance of shares by a subsidiary to third parties reduces the proportionate ownership interest in the investee. Unless the issuance of such shares is part of a broader corporate reorganization or unless realization is not assured, the Company recognizes a gain or loss, equal to the difference between the issuance price per share and the Company’s carrying amount per share. Such gain or loss is recognized in the statement of income when the transaction occurs.

r.	Property, Plant and Equipment

Property, plant and equipment are stated at cost of acquisition or construction less accumulated depreciation.

Cost includes the purchase price, taxes and duties, labor cost and direct overheads for self constructed assets and other direct costs incurred up to the date, the asset is available for use.

Interest costs incurred for constructed assets is capitalized up to the date the asset is ready for its intended use based on borrowings incurred specifically for financing the asset or the weighted average rate of all other borrowings, if no specific borrowings have been incurred for the asset.

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

TATA MOTORS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

s.	Leases

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

t.	Impairment of Long-Lived Assets

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

As of March 31, 2005 and 2006, none of the Company’s long-lived assets was considered impaired.

Un-depreciated cost of any assets that are abandoned or plant that relates to discontinued models is expensed.

u.	Goodwill and Other Intangible Assets (acquired in a business combination)

In accordance with Statement of Financial Accounting Standards (SFAS) No. 141, Business Combinations, the Company uses the purchase method of accounting for all business combinations. Intangible assets acquired in a business combination are recognized and reported apart from goodwill if they meet the criteria specified in SFAS No. 141.

The Company tests goodwill for impairment annually.

The intangible assets are amortized over their estimated useful life, which are as follows:

Type of Asset	Estimated useful life (years)
Software	7
Customer related intangibles	10
Supplier related intangibles	5

v.	Purchased Intangible Assets (other than in a business combination)

Purchased intangible assets other than intangible assets with indefinite lives, primarily consist of technology know-how and software that are valued at acquisition cost and is amortized over its useful life of two to six years.

Purchased intangible assets with an indefinite useful life are capitalized. Such intangibles are not amortized but are evaluated for impairment annually or when significant events occur that indicate that the fair value is less than its carrying value. The Company determines fair value by estimating the present value of expected future cash flows.

TATA MOTORS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

w.	Derivative Instruments

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

x.	Employee Benefits

Gratuity / Pension

The Company has an obligation towards gratuity, a defined benefit retirement plan covering eligible employees. The plan provides for a lump sum payment to vested employees at retirement, death while in employment or on termination of employment in an amount equivalent to 15 to 30 days salary payable for each completed year of service. Vesting occurs upon completion of five years of service. The Company and certain of its subsidiaries make annual contributions to gratuity funds established as trusts. Certain subsidiaries have obtained insurance policies with the Life Insurance Corporation of India. The Company accounts for the liability for future gratuity benefits based on an independent actuarial valuation carried out annually. The Company has an obligation towards severance indemnity, a defined benefit retirement plan, covering eligible employees in our foreign subsidiary incorporated in Korea. The plan provides for a lump sum payment to all employees with more than one year of employment equivalent to 30 days’ salary payable for each completed year of service.

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

TATA MOTORS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Bhavishya Kalyan Yojana (BKY)

Bhavishya Kalyan Yojana is an unfunded defined benefit plan. The benefits of the plan accrue to an eligible employee at the time of death or permanent disablement, while in service, either as a result of an injury or as certified by the Company’s Medical Board. The monthly payment to dependents of the deceased/disabled employee under the plan equals 50% of the salary drawn at the time of death or accident or a specified amount, whichever is higher. The Company accounts for the liability for future benefits based on an independent actuarial valuation carried out annually.

Post-retirement Medicare Scheme

Under this scheme, employees get medical benefits subject to certain limits of amount and periods after retirement, depending on their grade and location at the time of retirement. Employees separated from the Company as part of Early Separation Scheme, on medical grounds or due to permanent disablement are also covered.

The liability for post-retirement medical scheme is based on an external actuarial valuation.

Measurement date

The measurement date of retirement plans is March 31.

Provident fund

In accordance with the Indian Law, eligible employees of the Company are entitled to receive benefits under the provident fund, a defined contribution plan, in which both employees and the company make monthly contributions at a specified percentage of the covered employees’ salary (currently upto 12% of employees’ salary). The contributions as specified under the law are paid to the provident fund and pension fund set up as irrevocable trust by the Company or to respective Regional Provident Fund Commissioner and the Central Provident Fund under the State Pension scheme. The Company is generally liable for annual contributions and any shortfall in the fund assets based on the government specified minimum rates of return or pension and recognises such contributions and shortfall, if any, as an expense in the year incurred.

Compensated absences

The Company provides for the cost of vacation earned based on the number of days of unutilized leave at each balance sheet date.

y.	Long Term Debt

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

TATA MOTORS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

z.	Debt Issuance Costs

Issuance costs of long-term debt are amortized over the tenure of the debt.

aa.	Dividends

Any dividends declared by Tata Motors are based on the profits available for distribution as reported in the unconsolidated statutory financial statements of Tata Motors prepared in accordance with Indian GAAP. Further, Indian law mandates that any dividend be declared out of distributable profits only after the transfer of a specified percentage of net income computed in accordance with current regulations to a general reserve. Accordingly, in certain years the net income reported in these financial statements may not be fully distributable. As at March 31, 2005 and 2006, the amounts available for distribution were Rs. 27,209.7 million and Rs. 37,379.9 million, respectively. Subsequent to March 31, 2006, the Company has paid a dividend of Rs.13.00 per share. Moreover, the remittance of dividends outside India is governed by Indian law on foreign exchange and is subject to applicable taxes.

ab.	Comprehensive Income

The Company reports comprehensive income in accordance with SFAS No. 130, Reporting Comprehensive Income. Accounting principles generally require that recognized revenue, expenses, gains and losses be included in net income. Unrealized gains and losses on available-for-sale securities, translation adjustments arising on the consolidation of foreign subsidiaries, additional minimum pension liability and net income are components of comprehensive income.

ac.	Segments

The Company operates in one identified reportable segment, namely Automotive. Other operating segments do not meet the quantitative thresholds for disclosure and have been aggregated. Segment information has been provided in Note 25.

ad.	New accounting pronouncements

In May 2005, the FASB issued SFAS No. 154, Accounting Changes and Error Corrections—a replacement of APB Opinion No. 20 and SFAS No. 3. This statement changes the requirements for accounting and reporting of a voluntary change in accounting principle and changes required by an accounting pronouncement when the specific transition provisions are absent. This statement requires retrospective application to prior periods’ financial statements of changes in accounting principle. If it is impracticable to determine either the period-specific effects or the cumulative effect of the change, this statement requires that the new accounting principle be adopted prospectively from the earliest practicable date. SFAS No. 154 is effective in fiscal years beginning after December 15, 2005.

In March 2006, the FASB issued SFAS No. 156, “Accounting for Servicing of Financial Assets—an amendment of FASB Statement No. 140”. This Statement addresses the recognition and measurement of separately recognised servicing assets and liabilities and provides an approach to simplify efforts to obtain hedge-like (offset) accounting. The standard also clarifies when an obligation to service financial assets should be separately recognised as a servicing asset or a servicing liability, requires all separately recognised servicing assets and servicing liabilities to be initially measured at fair value, if practicable, and permits an entity with a separately recognised servicing assets or servicing liability to choose between an amortisation method and a fair value method for subsequent measurement. SFAS No. 156 is effective for all separately recognised servicing assets and liabilities

TATA MOTORS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

acquired or issued after the beginning of an entity’s fiscal year that begins after September 15, 2006. The Company does not expect this statement to have a material impact on the consolidated financial position or results.

In June 2006, the FASB issued FIN 48 , “Accounting for Uncertainty in Income Taxes an interpretation of FASB Statement No. 109”. This Interpretation clarifies the accounting for uncertainty in income taxes recognized in an enterprise’s financial statements in accordance with FASB Statement No. 109, Accounting for Income Taxes. This Interpretation prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. This Interpretation also provides guidance on de-recognition, classification, interest and penalties, disclosure, etc,. This interpretation is applicable from the fiscal year beginning after December 15, 2006. This impact, if any, on account of this interpretation is under evaluation.

ae.	Convenience Translation

The accompanying consolidated financial statements have been expressed in Indian rupees (“Rs.”), the Company’s functional currency. For the convenience of the reader, the financial statements as at and for the year ended March 31, 2006 have been translated into U.S. dollars at US$1.00 = Rs.44.48 based on the noon buying rate for cable transfers on March 31, 2006 as certified for customs purposes by the Federal Reserve Bank of New York. Such translation should not be construed as representation that the rupee amounts have been or could be converted into U.S. dollars at that or any other rate, or at all.

3.	Cash and cash equivalents

Cash and cash equivalents consist of the following:

	As of March 31,
	2005	2006	2006
	(In millions)
Cash on hand	Rs. 37.1	Rs. 76.5		US$ 1.7
Balances with banks in Indian rupees	4,097.2	4,561.0		102.6
Balances with banks in foreign currencies	739.0	1,678.4		37.7

Total	Rs. 4,873.3	Rs. 6,315.9	US$	142.0

TATA MOTORS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

4.	Finance receivables

Net investments in sales type and direct financing leases are as follows:

	As of March 31,
	2005	2006	2006
	(In millions)
Total minimum lease payments to be received	Rs. 22,698.1	Rs. 54,195.8	US$	1,218.5
Less: Unearned income	2,643.3	5,731.9		129.0

	20,054.8	48,463.9		1,089.5
Less: Allowance for credit losses	129.6	846.8		19.0

Net investment in financing leases	Rs. 19,925.2	Rs. 47,617.1	US$	1,070.5

Current portion	8,086.0	20,452.9		459.8
Non-current portion	11,839.2	27,164.2		610.7

Net investment in financing leases	Rs. 19,925.2	Rs. 47,617.1	US$	1,070.5

Changes in the allowance for doubtful finance receivables are as follows:

	As of March 31,
	2004	2005	2006	2006
	(In millions)
Beginning balance	Rs. 112.7	Rs. 120.7	Rs. 129.6		US$ 2.9
Additional allowances for credit losses for the year	43.6	40.3	882.1		19.8
Recoveries	(35.6)	(31.4)	(164.9)		(3.7)

Ending balance	Rs. 120.7	Rs. 129.6	Rs. 846.8	US$	19.0

Minimum direct financing lease receivables are contractually due as follows:

	As of March 31, 2006
	(In millions)
Years ending March 31:
2007	Rs. 24,198.7		US$ 544.1
2008	14,444.9		324.9
2009	10,387.7		233.5
2010	4,516.3		101.5
2011	633.2		14.2
Thereafter	15.0		0.3

Gross minimum lease payments to be received	Rs. 54,195.8	US$	1,218.5

Retained interests in sold receivables, which consist of subordinated securities that have been included in available-for-sale investments, were as follows:

	As of March 31,
	2005	2006	2006
	(In millions)
Subordinated securities	Rs. 687.0	Rs. 482.5	US$	10.8

Retained interests in sold receivables which are not in the nature of securities are Rs. 458.3 million as on March 31, 2006.

TATA MOTORS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The following table summarizes pre-tax gains on securitizations and certain cash flows received from customers and paid to SPEs for sales that were completed in the year ended March 31, 2004, 2005 and 2006:

	For the years ended March 31,
	2004	2005	2006	2006
	(In millions)
Gross proceeds from new securitizations	Rs. 5,607.6	Rs. 2,701.1	Rs. 28,128.3	US$ 632.4
Fair value of finance receivables derecognized	5,142.5	2,508.0	27,403.5	616.1
Estimated cost of servicing by dealers	112.4	53.6	430.5	9.7

Pre-tax gains on securitization	Rs. 352.7	Rs. 139.5	Rs. 294.3	US$ 6.6

Cash flow information
Collections against securitized receivables	Rs. 5,855.5	Rs. 6,470.0	Rs. 15,170.2	US$ 341.1
Payments made to SPEs	Rs. 4,727.4	Rs. 5,852.2	Rs. 13,743.6	US$ 309.0
Cash flows on retained interests:
Subordinated securities	Rs. 345.9	Rs. 595.8	Rs. 629.4	US$ 14.2
Others	Rs. —	Rs. —	Rs. 354.0	US$ 8.0

Tata Motors retained servicing rights for finance receivables sold in securitization transactions. The servicing portfolio is summarized in the table as follows:

	As of March 31,
	2005	2006	2006
	(In millions)
Balance at the beginning	Rs. 8,641.2	Rs. 5,161.9	US$	116.1
On acquisition	—	13,473.4		302.9
Receivables sold	2,990.7	32,506.5		730.8
Collections	(6,470.0)	(15,170.2)		(341.1)

Balance at the end	Rs. 5,161.9	Rs. 35,971.6	US$	808.7

Key assumptions used in measuring the retained interests in finance receivables of sales completed in year ended March 31, 2004, 2005 and 2006 as of the dates of such sales were as follows:

	For the years ended March 31,
	2004	2005	2006
Key assumptions: (rates per annum)
Annual prepayment rate	0.36%	0.36%	0.42-1.74%
Expected credit losses	0.40-0.90%	0.76-0.90%	0.24-1.34%

TATA MOTORS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Changes in the allowance for doubtful securitized receivables were as follows:

	As of March 31,
	2004	2005	2006	2006
	(In millions)
Beginning balance	Rs. 58.6	Rs. 137.5	Rs. 186.0	US$	4.2
Additional allowances for credit losses for the year (net of recoveries) (includes Rs.217.1 million liability assumed on acquisition)	78.9	48.5	225.5		5.1

Ending balance	Rs. 137.5	Rs. 186.0	Rs. 411.5	US$	9.3

The table below outlines the economic assumptions and the sensitivity of the estimated fair value of retained interests in finance receivables at March 31, 2006 to immediate 10% and 20% changes in those assumptions:

	As of March 31, 2006
	(In millions)
Carrying value/fair value of retained interests
Annual prepayment rate
Impact of 10% adverse change	Rs. 29.2	US$	0.7
Impact of 20% adverse change	Rs. 52.1	US$	1.2
Expected credit losses
Impact of 10% adverse change	Rs. 30.8	US$	0.7
Impact of 20% adverse change	Rs. 31.5	US$	0.7

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

5.	Inventories

Inventories consist of the following:

	As of March 31,
	2005	2006	2006
	(In millions)
Raw materials and manufacturing supplies	Rs. 10,836.7	Rs. 13,280.3	US$ 298.6
Work-in-progress	3,520.8	3,629.8	81.6
Finished products	6,996.1	9,393.5	211.2

Total	Rs. 21,353.6	Rs. 26,303.6	US$ 591.4

TATA MOTORS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

6.	Prepaid expenses and other current assets

Prepaid expenses and other current assets consist of the following:

	As of March 31,
	2005	2006	2006
	(In millions)
Advances to suppliers, contractors and others	Rs. 2,675.3	Rs. 2,158.3	US$ 48.5
Deposits with government and public bodies	902.9	2,198.9	49.4
Prepaid expenses	391.9	467.7	10.5
Advance taxes (net)	920.0	3,183.6	71.6
Loans to Tata Finance Limited	4,700.0	—	—
Other current assets	1,115.6	4,466.0	100.5

Total	Rs. 10,705.7	Rs. 12,474.5	US$ 280.5

7.	Investments

Investments consist of the following:

	As of March 31,
	2005	2006	2006
	(In millions)
Investments available-for-sale, at market	Rs. 26,328.7	Rs. 22,131.1	US$ 497.6
Investments held-to-maturity, at amortized cost	62.0	61.5	1.3
Investments at cost, net	4,046.3	2,657.9	59.7

Total	Rs. 30,437.0	Rs. 24,850.5	US$ 558.6

TATA MOTORS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Information on unrealized gains and losses for investments available-for-sale is as follows:

Available-for-sale securities	Amortized Cost	Gross unrealized gains	Gross unrealized losses	Fair value
	(In millions)
As of March 31, 2005:
Equity shares	Rs. 2,182.5	Rs. 11,102.0	Rs. —	Rs. 13,284.5
Investments in mutual funds	10,544.5	111.1	—	10,655.6
Government bonds	5.7	0.2	—	5.9
Corporate bonds and other debt securities	1,696.2	5.5	6.0	1,695.7

	14,428.9	11,218.8	6.0	25,641.7

Retained interests in securitized transactions				687.0

Total available-for-sale securities				Rs. 26,328.7

As of March 31, 2006:
Equity shares	Rs. 2,572.9	Rs. 14,738.0	—	Rs. 17,310.9
Investments in mutual funds	2,570.5	134.2	—	2,704.7
Government bonds	6.0	0.4	—	6.4
Corporate bonds and other debt securities	1,646.7	—	20.1	1,626.6

	6,796.1	14,872.6	20.1	21,648.6

Retained interests in securitized transactions				482.5

Total available-for-sale securities				Rs. 22,131.1

Total available-for-sale securities				US$ 497.6

The contractual maturity of the Company’s available-for-sale debt securities as of March 31, 2006 is as follows:

	Amortized Cost	Fair value
	(In millions)
Due in year ending March 31,
2007	Rs. 62.1	Rs. 61.8
2008	1,068.7	1,050.3
2009	371.4	370.4
2010	150.3	150.3
Thereafter	0.2	0.2

	Rs. 1,652.7	Rs. 1,633.0
	US$ 37.2	US$ 36.7

TATA MOTORS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Information on unrealized gains and losses for held-to-maturity investments is as follows:

Held-to-maturity securities	Fair value	Gross unrealized gains	Gross unrealized losses	Amortized Cost
(In millions)
As of March 31, 2005:
Debentures	Rs. 62.0	—	—	Rs. 62.0

As of March 31, 2006:
Debentures	Rs. 61.5	—	—	Rs. 61.5

	US$ 1.3	—	—	US$ 1.3

The contractual maturity of the Company’s fixed income held-to-maturity securities as of March 31, 2006 is as follows:

In millions
Due in year ending March 31, 2008	Rs. 61.5

Information on equity investments without readily determinable market values is as follows:

In millions
As of March 31, 2005:
Original cost	Rs. 4,135.6
Less: Other than temporary impairment	89.3

Total securities carried at cost, net	Rs. 4,046.3

As of March 31, 2006:
Original cost	Rs. 2,747.8
Less: Other than temporary impairment	89.9

Total securities carried at cost, net	Rs. 2,657.9

Total securities carried at cost, net	US$ 59.7

The current and non–current portions of investments are as under:

	As of March 31,
	2005	2006	2006
	(In millions)
Current Investments	Rs. 11,251.6	Rs. 3,153.0	US$ 70.8
Non-current Investments	19,185.4	21,697.5	487.8

Total	Rs. 30,437.0	Rs. 24,850.5	US$ 558.6

Interest and dividends on investments were Rs. 408.7 million, Rs. 802.6 million and Rs. 661.5 million in the years ended March 31, 2004, 2005 and 2006, respectively. Realized gains on sale of investments for year ended March 31, 2004, 2005 and 2006 amounted to Rs. 138.2 million, Rs. 496.7 million and Rs. 173.8 million, respectively.

TATA MOTORS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The proceeds and gross realized gains from sale of available-for-sale securities for year ended March 31, 2004 were Rs. 44.7 million and Rs. 39.7 million, respectively. Unrealized gains of Rs. 12.9 million were reclassified from accumulated other comprehensive income to earnings, on sale of these securities.

The proceeds and gross realized gains from sale of available-for-sale securities for the year ended March 31, 2005 were Rs. 4,977.3 million and Rs. 44.1 million, respectively. Unrealized gains of Rs. 59.2 million were reclassified from accumulated other comprehensive income to earnings, on sale of these securities.

The proceeds and gross realized gains from sale of available-for-sale securities for year ended March 31, 2006 were Rs. 8,199.7 million and Rs. 173.8 million, respectively. Unrealized gains of Rs. 89.7 million were reclassified from accumulated other comprehensive income to earnings, on sale of these securities.

As at March 31, 2006, equity investments without readily determinable market values include Rs. 344.2 million in respect of an investment which was an affiliate as of March, 2004. During the year ended March 31, 2005, the Company sold its investment to decrease its ownership interest and thereby not being able to exert significant influence. Proceeds from sale were Rs. 91.2 million and realized gain of Rs. 29.8 million has been recognized in earnings.

8.	Property, plant and equipment, net

Property, plant and equipment consist of the following:

	As of March 31,
	2005	2006	2006
	(In millions)
Land and buildings	Rs. 9,863.6	Rs. 10,841.2		US$ 243.7
Plant and equipment	54,941.3	62,281.5		1,400.3
Computers	3,856.8	4,688.4		105.4
Vehicles	1,012.2	1,169.4		26.3
Furniture and fixtures	658.0	967.3		21.7

	70,331.9	79,947.8		1,797.4
Less: Accumulated depreciation	35,509.4	40,722.0		915.5

	34,822.5	39,225.8		881.9
Add: Capital work-in-progress	4,083.4	6,280.5		141.2

Property, plant and equipment, net	Rs. 38,905.9	Rs. 45,506.3	US$	1,023.1

Depreciation expense for year ended March 31, 2004, 2005 and 2006 was Rs. 4,117.7 million, Rs. 4,888.8 million and Rs. 5,470.3 million, respectively.

Interest capitalized in year ended March 31, 2004, 2005 and 2006 was Rs. 41.3 million, Rs. 29.6 million and Rs. 54.4 million, respectively.

TATA MOTORS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Included in property, plant and equipment are the following assets under capital lease:

	As of March 31,
	2005	2006	2006
	(In millions)
Buildings	Rs. 313.4	Rs. 323.4		US$ 7.3
Plant and equipment	1,887.3	1,885.7		42.4
Vehicles	5.9	4.1		0.1
Computers	—	60.9		1.4
Furniture and fixtures	—	31.5		0.7

	2,206.6	2,305.6		51.9
Less: Accumulated depreciation	734.1	982.0		22.1

Total leased property, plant and equipment, net	Rs. 1,472.5	Rs. 1,323.6	US$	29.8

9.	Leases

The Company has taken on lease property, machinery, equipment and vehicles under operating and capital leases. The following is a summary of future minimum lease rental commitments under non cancelable operating leases and capital leases entered into by the Company:

	As of March 31, 2006
	Operating	Capital
	(In millions)
Years ending March 31,
2007	Rs. 130.9	Rs. 16.0
2008	84.9	11.5
2009	58.5	4.7
2010	43.2	0.6
2011	39.6	—

Total minimum lease commitments	357.1	32.8
Less: Interest on capital leases	—	2.2

Present value of minimum lease payments	Rs. 357.1	Rs. 30.6

Total operating lease rental expense was Rs. 132.8 million, Rs. 116.1 million and Rs. 168.7 million in year ended March 31, 2004, 2005 and 2006, respectively.

10.	Income taxes

The income tax expense consists of the following:

	For the years ended March 31,
	2004	2005	2006	2006
	(In millions)
Current	Rs. 1,150.1	Rs. 4,195.0	Rs. 4,933.7	US$	110.9
Deferred	4,113.9	904.9	684.6		15.4

Total income tax expense	Rs. 5,264.0	Rs. 5,099.9	Rs. 5,618.3	US$	126.3

TATA MOTORS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The reconciliation of estimated income taxes at the Indian statutory income tax rate to income tax expense is as follows:

	For the years ended March 31,
	2004	2005	2006	2006
	(In millions)
Income before income tax	Rs. 14,029.4	Rs. 18,381.4	Rs. 20,488.6	US$ 460.5
Statutory tax rate	35.875%	36.5925%	33.66%	33.66%
Expected income tax (benefit) expense at statutory tax rate	Rs. 5,033.0	Rs. 6,726.2	Rs. 6,896.5	US$ 155.0
Add/(less): Tax effect of permanent differences
Research and development	—	(410.4)	(808.2)	(18.2)
Dividend income	(97.7)	(268.6)	(161.6)	(3.6)
Long term gain on sale of shares of subsidiary	—	—	(515.7)	(11.6)
Set off of loss upon demerger	—	(360.3)	—	—
Undistributed earnings of subsidiaries	—	161.7	390.1	8.8
Tax effect of minimum alternate tax	492.5	54.3	2.3	0.1
Effect of change in tax laws and rates	15.0	(484.5)	(391.3)	(8.8)
Change in valuation allowance	(59.6)	(84.0)	(6.7)	(0.2)
Others (Net)	(119.2)	(234.5)	212.9	4.8

Income tax expense reported	Rs. 5,264.0	Rs. 5,099.9	Rs. 5,618.3	US$ 126.3

Effective year ended March 31, 2005, long-term capital gains on sale of equity shares through a recognized stock exchange have been exempted from tax. Consequently, reduction in deferred tax liability on unrealized gain on such investments held by Tata Motors has been included in determination of net income.

TATA MOTORS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Significant components of deferred tax asset and liability are as follows:

	As of March 31,
	2005	2006	2006
	(In millions)
Deferred tax assets:
Depreciation loss carryforwards	Rs. 323.4	Rs. 103.9	US$ 2.3
Business loss carryforwards	392.8	469.5	10.6
Employees separation scheme	326.3	232.2	5.2
Expenses deductible in future years	555.9	537.2	12.1
On valuation adjustment of assets of acquired company	1,206.0	1,130.8	25.4
Allowances for doubtful receivables and other current assets	477.7	818.0	18.4
Upfront fees & debt issuance costs	145.8	153.0	3.4
Compensated absences	579.4	835.4	18.8
Others	436.3	376.9	8.5

Total deferred tax asset	4,443.6	4,656.9	104.7
Less: Valuation allowance	364.3	503.1	11.3

Net deferred tax asset	4,079.3	4,153.8	93.4

Deferred tax liabilities:
Property, Plant & Equipment	7,017.7	6,691.6	150.4
Retirement benefits	315.2	321.7	7.2
Undistributed earnings in subsidiaries	161.7	563.6	12.7
Reserve for Research & Human resource development	—	305.9	6.9
Others	670.7	189.7	4.3

Total deferred tax liability	8,165.3	8,072.5	181.5

Net deferred tax liability	Rs. (4,086.0)	Rs. (3,918.7)	US$ (88.1)

Current	Rs. 1,304.9	Rs. 2,216.5	US$ 49.8
Non-current	Rs. (5,390.9)	Rs. (6,135.2)	US$ (137.9)

Valuation allowances have been created for deferred tax assets arising at subsidiaries that are making losses and that do not expect a return to tax profitability in the foreseeable future.

In assessing the realisability of deferred tax assets representing loss carry forwards, management considers whether these assets could be realized on the basis of generation of future taxable income during the periods in which these carry forwards become deductible. Accordingly suitable valuation allowance has been created.

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

During the year, INCAT International Plc, UK and Tata Technologies Pte Limited Singapore, were acquired by subsidiaries of the Company. Based on evaluation of possibility of utilization of the pre-acquisition carried forward losses, a valuation allowance of the entire amount of Rs. 149.5 million has been created.

TATA MOTORS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Reversal, if any, of the valuation allowance would be recorded as the reduction of goodwill arising from the respective acquisition.

Business loss carryforwards expire unutilized based on the year of origination as follows:

	In millions
March 31,
2007	Rs. 9.0	US$	0.2
2008	16.9		0.4
2009	227.9		5.1
2010	175.7		3.9
2011	208.4		4.7
2012	217.4		4.9
2013	42.4		0.9

Tax effects allocated to each component of other comprehensive income are as follows:

	As of March 31,
	2005	2006	2006
	(In millions)
Unrealized gain on available-for-sale securities	Rs. (40.4)	Rs. (4.3)	US$	(0.1)
Additional minimum liability on defined retirement benefit plans	135.5	129.7		2.9

Total	Rs. 95.1	Rs. 125.4	US$	2.8

11.	Goodwill and Other Intangible Assets

	As of March 31,
	2005	2006	2006
	(In millions)
Goodwill	Rs. 289.9	Rs. 7,034.1	US$	158.1
Other intangible assets	606.4	2,355.1		53.0

Total	Rs. 896.3	Rs. 9,389.2	US$	211.1

As of March 31, 2005 Goodwill of Rs. 270.9 million and Rs. 19.0 million relates to the automotive segment and other segment respectively. As of March 31, 2006 Goodwill of Rs. 4,664.5 million and Rs. 2,369.6 million relates to the automotive segment and other segment respectively.

The movement of goodwill is given below:

	Years ended March 31,
	2004	2005	2006	2006
	(In millions)
Balance at the beginning	Rs. 85.9	Rs. 201.2	Rs. 289.9		US$ 6.5
On acquisition during the year	115.3	88.7	6,744.2		151.6

Balance at the end	Rs. 201.2	Rs. 289.9	Rs. 7,034.1	US$	158.1

In year ended March 31, 2004, 2005 and 2006, there were no goodwill impairments.

TATA MOTORS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Intangible assets consist of the following:

	As of March 31,
	2005	2006	2006
	(In millions)
Software	Rs. 606.6	Rs. 1,070.1	US$	24.1
Technology know-how	388.4	388.9		8.7
Customer Related	—	966.7		21.7
Supplier Related	—	691.1		15.6

	995.0	3,116.8		70.1
Less: Accumulated amortization	388.6	761.7		17.1

Intangible assets, net	Rs. 606.4	Rs. 2,355.1	US$	53.0

Amortization expense for year ended March 31, 2004, 2005 and 2006 was Rs. 10.6 million, Rs. 33.2 million and Rs. 373.1 million, respectively.

The estimated year wise amortization is as follows:

	As of March 31, 2006
	(In millions)
Due in the year ending March 31,
2007	Rs. 528.2	US$	11.9
2008	516.4		11.6
2009	467.2		10.5
2010	284.3		6.4
2011	170.7		3.8
Thereafter	388.3		8.8

Total	Rs. 2,355.1	US$	53.0

12.	Other non-current assets

Other non-current assets consist of the following:

	As of March 31,
	2005	2006	2006
	(In millions)
Deposits with Government and public bodies	Rs. 474.1	Rs. 442.3		US$ 9.9
Margin money	783.5	2,444.3		54.9
Loans to employees	1,159.9	1,165.1		26.2
Loans to affiliates	396.6	269.7		6.1
Others	106.4	1,555.6		35.0

Total	Rs. 2,920.5	Rs. 5,877.0	US$	132.1

Margin money with banks is in the nature of restricted cash, and consists of collateral provided in support of guarantees issued by banks on the Company’s behalf, in accordance with loan agreements and as may be required for securitization transactions.

TATA MOTORS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

13.	Accrued expenses and other current liabilities

Accrued expenses and other current liabilities consist of the following:

	As of March 31,
	2005	2006	2006
	(In millions)
Advances	Rs. 4,105.7	Rs. 4,198.8		US$ 94.4
Accrued interest	198.8	199.9		4.5
Product warranties	1,795.1	1,811.5		40.7
Other accrued expenses	5,121.9	5,426.1		122.0

Total	Rs. 11,221.5	Rs. 11,636.3	US$	261.6

14.	Short-term debt

Short-term debt consists of the following:

	As of March 31,
	2005	2006	2006
	(In millions)
Inter-corporate deposits	Rs. —	Rs. 42.5	US$ 1.0
Bank debt	1,758.0	7,930.3	178.3
Current portion of long-term debt	1,108.5	1,465.3	32.9

Total	Rs. 2,866.5	Rs. 9,438.1	US$ 212.2

Weighted average interest rate	3.62%	6.12%	6.12%
Unused short-term credit facilities available	Rs. 13,966.0	Rs. 23,636.9	US$ 531.4

TATA MOTORS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

15.	Long-term debt

Long-term debt consists of the following:

		As of March 31,
		2005	2006	2006
		(In millions)
Debentures	Redemption/ Maturity date
14.75% Non-convertible debentures	October 11, 2008	Rs. 702.0	Rs. 702.6	US$ 15.8
13.50% Non-convertible debentures	July 23, 2005	70.0	—	—
Floating rate debentures	October 1, 2007	49.4	49.8	1.1
1% Foreign Currency Convertible Notes	July 31, 2008	478.6	435.2	9.8
Zero Coupon Foreign Currency Convertible Notes	April 27, 2009	4,276.2	770.6	17.3
1% Foreign Currency Convertible Notes	April 27, 2011	13,253.8	13,931.0	313.2
Zero Coupon Foreign Currency Convertible Notes (JPY)	March 21, 2011	—	4,384.7	98.6
7.875% US Notes	July 15, 2007	1,941.7	1,987.0	44.7
Term loans		916.9	1,159.7	26.0
Loan from Standard Chartered Bank		—	2,685.8	60.4
Foreign currency loans from banks		3,675.5	1,502.4	33.8
Foreign currency loans from others		68.1	—	—
Zero coupon sales tax deferment loan		1,017.6	857.8	19.3
Other		291.4	202.0	4.5

Total		Rs. 26,741.2	Rs. 28,668.6	US$ 644.5
Less: current portion		1,108.5	1,465.3	32.9

Long-term debt		Rs. 25,632.7	Rs. 27,203.3	US$ 611.6

Weighted average interest rate		4.18%	4.60%	4.60%

Interest rates shown in the table above are the stated coupon interest rates as per the terms of the loan. The effective interest rates and the face amount of the loans included in the above table, for which the coupon and effective rates are different, are as follows:

TATA MOTORS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

	As of March 31,
	Effective interest rate		Face amount
	2005	2006	2005	2006	2006
			(In millions)
Non convertible debentures
14.75% Debentures	14.85%	14.88%	Rs. 705.0	Rs. 705.0	US$ 15.8
Floating rate debentures	7.22%	8.10%	50.0	50.0	1.1
1% Foreign Currency Convertible Notes due 2008	5.59%	4.31%	462.0	395.3	8.9
Zero Coupon Foreign Currency Convertible Notes due 2009	—	1.51%	4,375.0	808.7	18.2
1% Foreign Currency Convertible Notes due 2011	4.10%	4.06%	13,125.0	13,385.3	300.9
Zero Coupon Foreign Currency Convertible Notes (JPY)	—	0.19%	—	4,456.9	100.2
7.875% US Notes	8.09%	7.87%	1,945.1	1,987.0	44.7
5.12% Loan from Standard Chartered Bank	—	5.31%	—	2,677.8	60.2
Zero coupon sales tax deferment loan	5.75%	5.75%	1,265.5	958.5	21.5

The scheduled maturity of long-term debt as of March 31, 2006 is set out as below:

	As of March 31, 2006
	(In millions)
Due in the year ending March 31,
2007	Rs. 1,465.3	US$ 32.9
2008	3,283.0	73.8
2009	4,378.2	98.4
2010	965.1	21.7
2011	4,470.5	100.5
Thereafter	14,106.5	317.2

Total	Rs. 28,668.6	US$ 644.5

Non-refundable fees and loan origination costs amounting Rs. 164.5 million, Rs. 402.0 million and Rs.495.0 million has been recognized as interest expense in year ended March 31, 2004, 2005 and 2006, respectively as an adjustment of yield over the lives of the related loans.

Premium on early redemption of loans and debentures of Rs. 371.4 million, Rs. 121.4 million and Rs.22.0 million has been recognized in earnings in year ended March 31, 2004, 2005 and 2006, respectively.

The following are specific terms relating to long-term debt:

The 14.75% Non-Convertible Debentures (2008) and Floating rate Non-Convertible Debentures (2007) are secured by pari passu charges by way of equitable mortgages of immovable properties and fixed assets in or attached thereto, both present and future, and a first lien on all other assets except inventory and book debts, present and future, two of the Company’s showrooms in Mumbai, land and buildings in Mumbai; the Company’s residential flats at Mumbai, Pune and Jamshedpur; freehold land measuring approximately 4,245 sq. mtrs. situated in Thane.

TATA MOTORS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The 13.5% Non-Convertible Debentures (2005) granted a one-time put and call option exercisable after July 23, 2003 to the debenture holder and the Company. Both options require thirty days notice to be given to the other party. If exercised, the Company is obligated to repay the principal balance together with interest to the date of redemption. The Company prepaid debentures of Rs. 800 million up to year ended March 31, 2005 including Rs. 420 million by exercising call option in year ended March 31, 2004.

7.875% US Notes

As per the terms of issue of US Notes, Tata Motors and its material subsidiaries may not create or permit to subsist any liens for the benefit of other foreign currency debt instruments on any such material subsidiaries’ property or assets, present or future, to secure payment of sum due in respect of any such debt instruments, any payment under any guarantee of any such debt instruments, or any indemnity or other like obligation in respect of any such debt instruments, unless approved by the holders of these Notes.

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

1% Foreign Currency Convertible Notes due 2008

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

16,465,097 ordinary shares were allotted during the period September 11, 2003 to March 31, 2005, consequent to conversion of 89,440 Notes with an aggregate value of Rs. 4,043.2 million. During year ended March 31, 2006, 312,955 ordinary shares were allotted consequent to conversion of 1,700 Notes with an aggregate value of Rs. 75.9 million (US$ 1.7 million). Further, 8,860 of the Notes with an aggregate value of Rs. 395.3 million (US$ 8.9 million) outstanding as at March 31, 2006, may at the option of the noteholders be converted into 16,31,049 ADSs / shares at any time upto July 1, 2008.

Zero Coupon Foreign Currency Convertible Notes due 2009

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

TATA MOTORS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

redeem in whole, but not in part, these Notes at any time on or after April 27, 2005, subject to certain conditions. Unless previously converted, redeemed or purchased and cancelled, these Notes will be due for redemption on April 27, 2009, at 95.111% of the principal amount.

During year ended March 31, 2006, 6,264,476 ordinary shares were allotted consequent to conversion of 81,875 Notes with an aggregate value, net of Rs. 3.7 million being stamp duty expenses on conversion, of Rs. 3,634.4 million (US$ 81.7 million). Further, 18,125 of the Notes with an aggregate value of Rs. 808.7 million (US$ 18.1 million) outstanding as at March 31, 2006, may at the option of the noteholders be converted into 13,86,796 ADSs / shares at any time upto March 28, 2009.

1% Foreign Currency Convertible Notes due 2011

On April 27, 2004, Tata Motors also raised US$ 300 million by way of one percent Convertible Notes due for redemption on April 27, 2011. The note holders have an option to convert these Notes into ordinary shares / ADSs determined at an initial conversion price of Rs. 780.400 per share at a fixed rate of conversion of Rs. 43.85 per USD, from and including June 7, 2004 to and including March 28, 2011. The conversion price will be subject to certain adjustments. In the event of certain changes affecting taxation, Tata Motors has an option to redeem in whole but not in part, these Notes at any time. Unless previously converted, redeemed or purchased and cancelled, these Notes will be due for redemption on April 27, 2011 at 121.781% of the principal amount. There has been no conversions during the year ended March 31, 2006.

Zero Coupon Foreign Currency Convertible Notes due 2011

On March 20, 2006, Tata Motors issued Yen 11,760 million (Rs. 4,500.3 million) Zero Coupon Convertible Notes due for redemption on March 21, 2011. The noteholders have an option to convert these Notes into ordinary shares or ADSs determined at an initial conversion price of Rs.1,001.39 per share with a fixed rate of exchange on conversion of Rs.1.00 per Yen 2.66, from and including May 2, 2006 to and including February 19, 2011. The conversion price will be subject to certain adjustments. Further, Tata Motors has a right to redeem in whole, or in part, these Notes at any time on or after March 20, 2009 but prior to February 8, 2011, subject to certain conditions. In the event of certain changes affecting taxation, Tata Motors has an option to redeem in whole but not in part, these Notes at any time. Unless previously converted, redeemed or purchased and cancelled, these Notes will be due for redemption on March 21, 2011, at 99.253% of the principal amount.

None of these above convertible borrowings contained a beneficial conversion feature at the time of issue.

Other

The Sales Tax Deferment Loan is secured by a residual charge on the immovable and movable properties at Lucknow.

Loan from Technology Development Board has a specific charge on the Company’s movable plant and machinery, machinery spares, tools and accessories and other movables, both present and future, except book debts and stocks pertaining to the Indica Car plant at Chikali.

Secured loans of Tata Motors’ subsidiaries are secured by charges on certain movable and immovable assets of the respective subsidiary companies.

TATA MOTORS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

16.	Shareholders’ equity

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

Debenture redemption reserve

The Companies Act requires that where a company issues debentures, it shall create a debenture redemption reserve from profits every year until such debentures are redeemed. Manufacturing companies are required to maintain a minimum proportion of the outstanding redeemable debentures as a reserve. The amounts credited to the debenture redemption reserve may not be utilized by the Company except to redeem debentures. As at March 31, 2006, Tata Motors has Rs. 3,202.6 million more in the debenture redemption reserve than statutorily required and, therefore, this excess amount is unrestricted.

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

Reserve for research and human resource development

In terms of Article 9 of the Act on Special Taxation Restriction in Korea, Tata Daewoo Commercial Vehicle Company Limited (TDCV) (a subsidiary company) is entitled to deferment of tax in respect of expenditure incurred on research and development subject to fulfillment of certain conditions, by way of deduction from the taxable income, provided TDCV appropriates an equivalent amount from ‘Retained Earnings’ to ‘Reserve for Research and Human Resource Development’.

The deferment is for a period of three years and from the fourth year onwards one-third of the reserve is offered to tax and an equal amount is then transferred from the reserve to ‘Retained earnings available for appropriation’.

TATA MOTORS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

17.	Non-operating income, net

Non-operating income, net consists of the following:

	Years ended March 31,
	2004	2005	2006	2006
	(In millions)
Investment income	Rs. 546.9	Rs. 1,299.3	Rs. 790.6	US$	17.8
Gain on sale of investments in affiliate	—	29.8	—		—
Premium on long-term debt prepaid	(371.4)	(121.4)	(22.0)		(0.5)
Foreign exchange gains (losses), net	759.3	(373.1)	(279.4)		(6.3)
Insurance proceeds	25.3	12.2	15.7		0.4
Others	813.1	974.8	1,377.7		30.9

Total	Rs. 1,773.2	Rs. 1,821.6	Rs. 1,882.6	US$	42.3

18.	Employee separation compensation

Tata Motors and some of its subsidiary companies offered voluntary separation to employees under an early separation scheme during the years ended March 2004, 2005 and 2006. The scheme provided for payment of pension based on salary drawn at the time of separation and certain medical benefits up to the age of normal superannuation. Compensation payable to the separated employees is accounted for based on an independent actuarial valuation.

The number of employees who accepted voluntary separation under the scheme was 542 and 18 and 6 for the years ended March 31, 2004, 2005 and 2006 respectively.

19.	Gain on sale of equity interests in subsidiary

During year ended March 31, 2006, Tata Motors sold a part of its equity interests in its subsidiary, Telco Construction Equipment Company Limited (Telcon ) to Hitachi Construction Machinery Company Limited (Tata Motors’ technology and equity partner in Telcon) for a cash consideration of Rs. 2,078.3 million. A gain of Rs. 1,532.1 million has been recorded on this transaction. Consequently, Tata Motors’ holding in Telcon has been reduced from 80% to 60%.

TATA MOTORS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

20.	Employee benefits

Gratuity and Superannuation plans

The following table sets out the funded status and the amounts recognized in the financial statements for the Gratuity and the defined benefit superannuation plans:

	As of March 31,
	Gratuity				Superannuation
	2005	2006	2006		2005	2006	2006
	(In millions)
Change in projected benefit obligation:
Projected benefit obligation, beginning of the year	Rs. 2,388.0	Rs. 2,733.7	US$	61.5	Rs. 1,386.0	Rs. 1,345.5	US$ 30.3
Liability assumed on acquisition	—	10.2		0.2	—	—	—
Service cost	139.2	155.6		3.5	53.9	47.7	1.1
Interest cost	167.8	193.5		4.4	98.4	97.3	2.2
Actuarial (gain) / loss	320.0	175.6		3.9	(45.8)	27.4	0.6
Benefits paid	(281.3)	(328.3)		(7.4)	(147.0)	(97.1)	(2.2)
Settlements	—	—		—	—	(191.0)	(4.3)

Projected benefit obligation, end of the year	Rs. 2,733.7	Rs. 2,940.3	US$	66.1	Rs. 1,345.5	Rs. 1,229.8	US$ 27.7

Change in plan assets:
Fair value of plan assets, beginning of the year	Rs. 2,278.8	Rs. 2,557.3	US$	57.5	Rs. 808.0	Rs. 872.8	US$ 19.6
Fair value of plan assets assumed on acquisition	—	6.9		0.2	—	—	—
Actual return on plan assets	141.8	164.2		3.7	123.7	(68.8)	(1.5)
Employer’s contributions	418.0	371.8		8.4	88.1	249.0	5.6
Benefits paid	(281.3)	(328.3)		(7.4)	(147.0)	(97.1)	(2.2)
Settlements	—	—		—	—	(205.3)	(4.6)

Fair value of plan assets, end of the year	Rs. 2,557.3	Rs. 2,771.9	US$	62.4	Rs. 872.8	Rs. 750.6	US$ 16.9

Shortfall of plan assets over obligation	(176.4)	(168.4)		(3.7)	(472.7)	(479.2)	(10.8)
Unrecognized net loss	1,231.4	1,375.6		30.9	498.7	478.1	10.7
Unrecognized prior service gains	—	—		—	(223.8)	(152.5)	(3.4)

Prepaid /(Accrued) pension cost	Rs. 1,055.0	Rs. 1,207.2	US$	27.2	Rs. (197.8)	Rs. (153.6)	US$ (3.5)

Accumulated benefit obligation	Rs. 1,958.8	Rs. 2,192.7	US$	49.3	Rs. 1,345.5	Rs. 1,229.8	US$ 27.6

Increase (decrease) in minimum liability included in other comprehensive income	—	—		—	Rs. (181.9)	Rs. 21.7	US$ 0.5

TATA MOTORS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Amount recognised in the statement of financial position consist of:

	As of March 31,
	Gratuity			Superannuation
	2005	2006	2006	2005	2006	2006
	(In millions)
Prepaid benefit cost	Rs. 1,056.5	Rs. 1,208.7	US$ 27.3	—	Rs. 37.4	US$ 0.8
Accrued benefit cost	(1.5)	(1.5)	(0.1)	(472.7)	(487.6)	(11.0)
Accumulated other comprehensive income	—	—	—	274.9	296.6	6.7

Prepaid / (accrued) pension cost	Rs. 1,055.0	Rs. 1,207.2	US$ 27.2	Rs. (197.8)	Rs. (153.6)	US$ (3.5)

Net gratuity and superannuation cost consists of the following components:

	Years ended March 31,
	Gratuity				Superannuation
	2004	2005	2006	2006	2004	2005	2006	2006
	(In millions)
Service cost	Rs. 128.0	Rs. 139.2	Rs. 155.6	US$ 3.5	Rs. 44.3	Rs. 53.9	Rs. 47.7	US$ 1.1
Interest cost	168.2	167.8	193.5	4.4	113.4	98.4	97.3	2.2
Amortisation of net unrecognized obligation	—	—	—	—	(71.0)	(71.3)	(71.3)	(1.6)
Actuarial loss/ (gain)	37.0	47.1	61.2	1.4	171.3	152.4	116.9	2.6
Expected return on plan assets	(168.4)	(175.4)	(194.0)	(4.4)	(59.9)	(58.4)	(71.2)	(1.6)
Loss on settlement	—	—	—	—	—	—	85.3	1.9

Net periodic pension cost	Rs. 164.8	Rs. 178.7	Rs. 216.3	US$ 4.9	Rs. 198.1	Rs. 175.0	Rs. 204.7	US$ 4.6

The following table presents estimated future benefit payments relating to the gratuity and superannuation plans:

	As of March 31,
	Gratuity		Superannuation
	(In millions)		(In millions)
2007	Rs. 283.4	US$ 6.4	Rs. 127.5	US$ 2.9
2008	285.7	6.4	112.7	2.5
2009	279.2	6.3	141.4	3.2
2010	319.9	7.2	132.5	3.0
2011	296.6	6.7	120.4	2.7
2012 – 2016	Rs. 2,031.2	US$ 45.7	Rs. 659.6	US$ 14.8

TATA MOTORS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The assumptions used in accounting for the gratuity and superannuation plans are set out below:

	Years ended March 31,
	Gratuity			Superannuation
	2004	2005	2006	2004	2005	2006
Discount rate	8.00%	7.50%	7.50%	7.50 – 8.50%	7.50%	7.50%
Rate of increase in compensation level of covered employees	3% – 5%	3% – 5%	3% – 5%	NA	NA	NA
Expected return on assets	8.00%	7.50%	7.50%	8.00%	7.50%	7.50%

The expected return on plan assets is determined considering several applicable factors mainly including the composition of the plan assets held, assessed risks of asset management, historical results of the return on plan assets and the Company’s policy for plan asset management.

Plan Assets

The Company’s gratuity and superannuation plans asset allocation as of March 31, 2005 and 2006 by category are as follows:

	Gratuity		Superannuation
	Plan assets as of March 31,		Plan assets as of March 31,
	2005	2006	2005	2006
Asset category:
Debt securities	51%	56%	65%	68%
Balances with banks	49%	44%	35%	32%

	100%	100%	100%	100%

The Company’s policy and objective for plan asset management is to maximize return on plan assets to meet future benefit payment requirements while at the same time accepting only a low level of risk. The asset allocation for plan assets is determined based on investment criteria approved under the Indian Income Tax Act, 1961, and is also subject to other exposure limitations. The Company evaluates the risks, transaction costs and liquidity for potential investments. To measure plan asset performance, the Company compares actual returns for each asset category with published bench marks.

The Company expects to contribute Rs. 452.1 million and Rs. 82.8 million to the gratuity and superannuation plans, respectively in fiscal 2007.

TATA MOTORS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Severance indemnity plan

Severance indemnity plan is a foreign plan of Tata Daewoo Commercial Vehicles Ltd (TDCV), a subsidiary of Tata Motors Ltd.

The following table reconciles the PBO of the severance indemnity plan, an unfunded plan, and the amount recognized in financial statements.

	As of March 31,
	Severance indemnity plan
	2005	2006	2006
	(In millions)
Change in projected benefit obligation:
Projected benefit obligation, beginning of the year	Rs. 370.9	Rs. 894.2	US$ 20.1
Service cost	51.0	138.6	3.1
Interest cost	23.2	50.8	1.1
Actuarial gain	471.5	57.5	1.3
Plan Amendments	—	22.9	0.5
Benefits paid	(70.5)	(86.4)	(1.9)
Exchange Fluctuation	48.1	59.4	1.3

Projected benefit obligation, end of the year	Rs. 894.2	Rs. 1,137.0	US$ 25.5

Change in plan assets:
Fair value of plan assets, beginning of the year	—	—	—
Actual return on plan assets	—	—	—
Employer’s contributions	70.5	86.4	1.9
Benefits paid	(70.5)	(86.4)	(1.9)

Fair value of plan assets, end of the year	—	—	—

Shortfall of plan assets over obligation	(894.2)	(1,137.0)	(25.5)
Unrecognized net loss	488.6	545.8	12.3
Unrecognized prior service gains	—	—	—

(Accrued) pension cost	Rs. (405.6)	Rs. (591.2)	US$ (13.2)

Accumulated benefit obligation	Rs. 451.1	Rs. 558.9	US$ 12.6

Increase / (decrease) in minimum liability included in other comprehensive income	Rs. 45.4	Rs. (45.4)	US$ (1.0)

Amount recognised in the statement of financial position consist of:

	As of March 31,
	Severance indemnity plan
	2005	2006	2006
	(In millions)
Accrued benefit cost	Rs. (451.0)	Rs. (591.2)	US$	(13.2)
Accumulated other comprehensive income	45.4	—		—

(Accrued) pension cost	Rs. (405.6)	Rs. (591.2)	US$	(13.2)

TATA MOTORS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Net severance indemnity cost consists of the following components:

	Years ended March 31,
	Severance indemnity plan
	2004	2005	2006	2006
	(In millions)
Service cost	—	Rs. 51.0	Rs. 138.6	US $	3.1
Interest cost	—	23.2	50.8		1.1
Actuarial loss/ (gain)	—	—	49.3		1.1

Net periodic pension cost	—	Rs. 74.2	Rs. 238.7	US $	5.3

The following table presents estimated future benefit payments relating to the severance indemnity plan:

	As of March 31,
	Severance indemnity plan
	(In millions)
2007	Rs. 65.5	US$	1.5
2008	66.3		1.5
2009	65.6		1.5
2010	65.7		1.5
2011	64.3		1.4
2012 – 2016	Rs. 273.8	US$	6.2

The assumptions used in accounting for the severance indemnity plan are set out below:

	Years ended March 31,
	Severance indemnity plan
	2005	2006
Discount rate	4.5%	5.5%
Rate of increase in compensation level of covered employees	7%	7%

TATA MOTORS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Bhavishya Kalyan Yojana (BKY)

The following table reconciles the projected benefit obligation of the BKY plan, an unfunded plan, and the amounts recognized in the financial statements:

	As of March 31,
	2005	2006	2006
	(In millions)
Change in projected benefit obligation:
Projected benefit obligation, beginning of year	Rs. 328.1	Rs. 337.0	US $	7.6
Liability assumed on acquisition	—	2.1		—
Service cost	12.5	14.5		0.3
Interest cost	23.6	24.5		0.6
Plan (gain) / losses	1.0	11.1		0.3
Benefits paid	(28.2)	(29.9)		(0.7)

Projected benefit obligation, end of year	Rs. 337.0	Rs. 359.3	US $	8.1

Change in plan assets:
Fair value of plan assets, beginning of the year	—	—		—
Actual return on plan assets	—	—		—
Employer’s contribution	28.2	29.9		0.7
Benefits paid	(28.2)	(29.9)		(0.7)

Fair value of plan assets, end of the year	—	—		—

Shortfall of plan assets over obligation	(337.0)	(359.3)		(8.1)
Unrecognised net loss	85.9	93.7		2.1

(Accrued) cost	Rs. (251.1)	Rs. (265.6)	US$	(6.0)

Accumulated benefit obligation	Rs. 297.2	Rs. 316.7	US $	7.1
Increase/(decrease) in minimum liability included in other comprehensive income	Rs. (3.3)	Rs. 4.3	US $	0.1

Amount recognised in the statement of financial position consist of:

	As of March 31,
	2005	2006	2006
	(In millions)
Accrued benefit cost	Rs. (300.6)	Rs. (319.4)	US$	(7.2)
Accumulated other comprehensive income	49.5	53.8		1.2

(Accrued) cost	Rs. (251.1)	Rs. (265.6)	US$	(6.0)

The components of net BKY cost are as follows:

	Years ended March 31,
	2004	2005	2006	2006
	(In millions)
Service cost	Rs. 11.0	Rs. 12.5	Rs. 14.5	US $	0.3
Interest cost	21.9	23.6	24.5		0.6
Actuarial loss	1.7	3.8	3.4		0.1

Net periodic BKY cost	Rs. 34.6	Rs. 39.9	Rs. 42.4	US $	1.0

TATA MOTORS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The following table presents estimated future benefit payments relating to the BKY plan:

	As of March 31,
	Bhavishya Kalyan Yojana (BKY)
	(In millions)
2007	Rs. 33.0	US$ 0.7
2008	40.7	0.9
2009	47.6	1.1
2010	54.6	1.2
2011	60.6	1.4
2012 – 2016	Rs. 360.3	US$ 8.1

The assumptions used in accounting for the BKY costs are set out below:

	Years ended March 31,
	2004	2005	2006
Discount rate	7.50 – 8.00%	7.50%	7.50%
Rate of increase in compensation level of covered employees	3.00 – 5.00%	3.00 – 5.00%	3.00 – 5.00%

Postretirement medicare scheme

The following table reconciles the projected benefit obligation of the medicare scheme, an unfunded scheme, and the amounts recognized in the financial statements:

	As of March 31,
	2005	2006	2006
	(In millions)
Change in projected benefit obligation:
Projected benefit obligation, beginning of the year	Rs. 312.2	Rs. 454.4	US$ 10.2
Liability assumed on acquisition	—	1.0	—
Service cost	13.2	16.1	0.4
Interest cost	22.4	32.5	0.7
Plan (gain) / loss	133.4	(17.2)	(0.4)
Benefits paid	(26.8)	(43.8)	(1.0)

Projected benefit obligation, end of the year	Rs. 454.4	Rs. 443.0	US $ 9.9

Change in plan assets:
Fair value of plan assets, beginning of the year	—	—	—
Actual return on plan assets	—	—	—
Employer’s contribution	26.8	43.8	1.0
Benefits paid	(26.8)	(43.8)	(1.0)

Fair value of plan assets, end of the year	—	—	—

Shortfall of plan assets over obligation	(454.4)	(443.0)	(9.9)
Unrecognised net loss	135.3	112.4	2.5

(Accrued) cost	Rs. (319.1)	Rs. (330.6)	US$ (7.4)

Accumulated benefit obligation	Rs. 313.3	Rs. 298.4	US$ 6.7

TATA MOTORS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Amount recognised in the statement of financial position consist of:

	As of March 31,
	2005	2006	2006
	(In millions)
Accrued benefit cost	Rs. (319.1)	Rs. (330.6)	US$	(7.4)
Accumulated other comprehensive income	—	—		—

(Accrued) cost	Rs. (319.1)	Rs. (330.6)	US$	(7.4)

The components of net postretirement medicare scheme are as follows:

	Years ended March 31,
	2004	2005	2006	2006
		(In millions)
Service cost	Rs. 9.6	Rs. 13.2	Rs. 16.1	US$ 0.4
Interest cost	22.6	22.4	32.5	0.7
Actuarial (gain) / losses	(0.5)	(0.3)	5.7	0.1

Net periodic medicare cost	Rs. 31.7	Rs. 35.3	Rs. 54.3	US$ 1.2

The following table presents estimated future benefit payments relating to the Postretirement medicare scheme plan:

	As of March 31,
	(In millions)
2007	Rs. 26.7	US$	0.6
2008	27.9		0.6
2009	29.2		0.7
2010	30.1		0.7
2011	31.3		0.7
2012 – 2016	Rs. 196.4	US$	4.4

The assumptions used in accounting for the postretirement medicare costs are set out below:

	Years ended March 31,
	2004	2005	2006
Discount rate	7.50%	7.50%	7.50%
Increase in health care cost	3.00%	4.00%	4.00%

The table below outlines the impact on the service cost, the interest cost and the Projected Benefit Obligation in the event of an increase of 1% in the assumed rate of increase in annual medicare cost:

	Years ended March 31,
	2005	2006	2006
	(In millions)
PBO at the beginning of the year	Rs. 344.0	Rs. 505.3	US$ 11.4
PBO at the end of the year	505.3	494.7	11.1
Service cost	15.7	18.8	0.4
Interest cost	Rs. 24.8	Rs. 36.3	US $ 0.8

TATA MOTORS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The table below outlines the impact on the service cost, the interest cost and the Projected Benefit Obligation in the event of a decrease of 1% in the assumed rate of decrease in annual medicare cost:

	Years ended March 31,
	2005	2006	2006
	(In millions)
PBO at the beginning of the year	Rs. 284.8	Rs. 410.0	US$	9.2
PBO at the end of the year	410.0	397.7		8.9
Service cost	11.3	13.8		0.3
Interest cost	Rs. 20.4	Rs. 29.2	US$	0.7

Defined contribution schemes

The Company’s contribution to defined contribution plans aggregated Rs. 819.2 million, Rs.977.2 million and Rs. 1,110.1 million for fiscals 2004, 2005 and 2006 respectively.

21.	Acquisitions

During year ended March 31, 2006, the Company acquired the following entities through its subsidiary Tata Technologies Ltd. (TTL) for a total cash consideration of Rs. 4,589.6 million:

-	INCAT International Plc
-	Tata Technologies Pte Limited, Singapore
-	CEDIS Mechanical Engineering GmbH

Goodwill recognized in these transactions amounted to Rs. 2,303.6 million.

Tata Technologies Limited through its subsidiary Tata Technologies USA (TTUS) made an unconditional offer on October 3, 2005, to the shareholders of INCAT International Plc (INCAT) to acquire INCAT. Consequently 100% shares of INCAT have been acquired by TTUS for a purchase consideration of Rs. 4,268.7 million.

TATA MOTORS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Purchase consideration paid for acquisition of INCAT has been allocated as follows:

Allocation of purchase price

Rs. (In millions)

INCAT
Net assets acquired, at fair value:
Cash and cash equivalents	Rs. 418.5
Property and equipment	57.9
Inventories	36.4
Intangibles	1,350.2
Accounts Receivables	929.6
Prepaid Expenses and other current assets	158.9
Other non-current assets	1.8
Accounts Payable	(190.4)
Other current liabilities	(713.2)
Deferred Tax asset / (Liability)	50.6
Valuation allowance on deferred tax assets	(43.8)

Fair value of net assets acquired	2,056.5

Purchase consideration	4,268.7

Goodwill	2,212.2

Both, Tata Technologies and INCAT provide Engineering and Design Services (E&D) and Product Lifecycle Management (PLM) products and services, primarily to OEM’s and their suppliers in the international automotive, aerospace and engineering markets. The offshore capabilities of Tata Technologies in the field of E&D and PLM combined with the high-end onshore strengths of INCAT are expected to offer a strong and seamless onshore/offshore delivery capability to the international customers in the automotive, aerospace and engineering industries.

On December 7, 2005, the Company entered into share purchase agreement with shareholders of Tata Technologies Pte Limited, Singapore (TTPL) and acquired 100% stake for a consideration of Rs. 186.5 million, which is the fair value of net assets acquired.

Further on January 2, 2006, INCAT acquired 100% shares of CEDIS Mechanical Engineering GmbH, a Germany based company which provides automotive engineering and design services to leading manufacturers, for a cash consideration of Rs.134.4 million. In this acquisition, the Company acquired net assets at fair value of Rs. 43.0 million and recorded a goodwill of Rs. 91.4 million.

On April 26, 2005, the shareholders and creditors of Tata Motors Limited (“TML”) and Tata Finance Limited (“TFL”) approved the amalgamation, in the nature of merger, of TML and TFL. The merger was effective June 29th, 2005 when the approvals of High Court of Judicature at Mumbai and other regulatory agencies were obtained. In accordance with the merger scheme, the shareholders of erstwhile TFL received 8 ordinary shares of par value Rs. 10 each in TML for every 100 ordinary shares of par value Rs. 10 each held in TFL. The merger is a transaction between entities which are not under common control and has been accounted for under the purchase method from June 29th, 2005.

The acquisition would result in synergies to Tata Motors through complementary customer sourcing models, access to low cost funds, flexibility to offer competitive products and services, offering financing

TATA MOTORS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

options with other products. The acquisition combines the vehicle financing business undertaken by both TFL and TML to create operational synergies and leverages cash resources.

Purchase consideration paid for this acquisitions has been allocated as follows:

Allocation of purchase price
Rs. (In millions)

TFL
Net assets acquired, at fair value:
Cash and cash equivalents	Rs. 138.8
Short-term deposits with banks	62.7
Finance receivables	13,168.8
Accounts receivable	10.0
Prepaid expenses and other assets	3,575.4
Deferred income taxes	756.9
Investments	593.0
Property and equipment	1,562.2
Intangibles	392.0
Other non-current assets	1,116.2
Accounts payable	(1,747.5)
Accrued expenses and other liabilities	(479.8)
Short-term debt	(16,270.7)
Long-term debt	(347.2)

Fair value of net assets acquired	2,530.8

Purchase consideration	6,924.4

Goodwill	4,393.6

During year ended March 31, 2006, Tata Motors’s subsidiary Tata AutoComp Systems Limited (“TACO”) acquired assets at its fair value for a cash consideration of Rs. 376.7 million from the liquidators of Wundsch Weidinger in Germany and formed two subsidiary companies TACO Kunstsofftechnik (TKT) and TACO Grundstucksverwaltungs (TGV).

During year ended March 31, 2006, Tata Motors made additional investments in its subsidiary Tata Technologies Limited resulting in a goodwill of Rs. 47.0 million.

During the year ended March 31, 2006, Telco Dadajee Dhackjee Limited (TDDL) and Suryodaya Capital Finance (Bombay) Limited (SCFL) both 100% subsidiaries were merged with Tata Motors Limited and ceased to be subsidiaries, both the companies are under common control, and the merger has been accounted for at carrying values.

The fair value of the net assets acquired during the year ended March 31, 2006, of Rs.11,890.7 million represents approximately 7.5% and 5.9% of total assets of the Company as on March 31, 2005 and 2006 respectively.

Proforma information related to these acquisitions has not been included as the impact of these acquisitions, either individually or in aggregate, on the Company’s consolidated results of operations is not considered to be material.

TATA MOTORS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

During year ended March 31, 2005, the Company acquired the following entities for a total cash consideration of Rs. 187 million:

-	all of the remaining ownership interests in Concorde Motors Limited and Telco Dadajee Dhackjee Limited;
-	Suryodaya Capital and Finance (Bombay) Limited.

Goodwill recognized in these transactions amounted to Rs. 88.7 million.

22.	Commitments and contingencies

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

Litigation

Tata Motors is involved in legal proceedings in various states in India, both as plaintiff and as defendant There are claims which management does not believe to be of material nature, other than those described below.

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

As of March 31, 2006, the income tax demands by the Income Tax authorities aggregated Rs. 701 million, which are being contested by the Company on appeal in respect of which the company expects

TATA MOTORS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

to succeed based on decision in earlier assessment years. There are matters aggregating Rs. 599 million in respect of which the Company has won the appeals that have been further contested by the income tax department before the higher appellate authorities. There are other matter/disputes pending in appeal aggregating Rs. 1,536 million, which includes Rs. 1,309 million pertaining to erstwhile Tata Finance Limited.

Excise Duty

As on March 31, 2006, there were pending litigations on various counts involving demand of Rs. 479 million. These demands challenged the basis of valuation of the Company’s products and denial of the ‘Central value added tax’ (“CENVAT”) on inputs. The details of the demands involving more than Rs. 50 million are as follows:

Included in Rs. 479 million are excise demands of Rs. 171 million, raised by the excise authorities, where the Company had won the appeals that have been further contested by the excise authorities.

The Excise authorities have denied CENVAT credit of Rs. 161 million on certain accessories supplied with the vehicles and on other technical grounds. The matter is being contested by the Company before the appellate authorities. On the basis of judicial precedence and favorable decision in the Company’s prior case, the matter is likely to be decided in favour of the Company.

Sales tax

The total sales tax demands (including interest and penalty), which are being contested by the Company amount to Rs. 1,907 million as at March 31, 2006. The details of the demands involving more than Rs. 50 million are as follows:

The sales tax authorities have demanded sales tax aggregating Rs. 184 million on export sales on the ground that these exports are not direct exports and are made through the Company’s agent Tata International Limited. Under Sales tax law, exports sale made either directly or through an agent are exempt from tax. The company is confident of getting the relief in Appeal.

Under the sales tax laws applicable in different States of India, different rates of sales tax are applicable on sales of vehicles. The sales tax authorities in certain states have raised disputes totaling up to Rs. 193 million treating the stock transfers of vehicles from the Company’s works to sales offices and the transfers between two sales offices as sales liable for levy of sales tax.

Under the Notification issued by the State Government of Rajasthan, vehicles having gross weight of more than 8,000 kgs were classified for certain tax rate. The sales tax authorities have raised demand of Rs. 121 million on the ground that our bare chassis weight being less than 8,000 kgs do not fall under relevant tax entry. The Gross Vehicle Weight of the vehicle was not considered by the sales tax authorities.

Enhanced rate of sales tax were demanded by the sales tax authorities aggregating Rs. 66 million on vehicles sold to the customers but lying in the yard undelivered alleging that the sale is not complete and charging sales tax at higher rate on actual subsequent despatches. Under the Sale of Goods Act, the sale is complete when the goods are appropriated or identified for a particular customer and title of goods passes to the buyer by raising Invoices. The Company is confident of getting relief in appeal.

TATA MOTORS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Sales tax demand aggregating Rs. 183 million were raised by the sales tax authorities on interest/hire premium charges and other issues relating to use of Trade Marks and denial of resale claims on the vehicles sold under hire purchase. Under the sales tax laws, such interest charges collected from the customer are not eligible to sales tax.

Under the notification issued by the Sales Tax authority, Jharkhand, the rate of tax was reduced to 4%, and therefore the submission of concessional Form was not mandatory for a certain period of time till the year 2002. Sales tax authorities have demanded tax Rs. 739 million for failure to submit the declaration forms pertaining to the period prior to 2002. The Company is confident of getting relief in appeal.

The sales tax authorities at Kolkata raised demand of Rs. 104.8 million by making a best judgement assessment. The company has filed appeal against the order before the appellate authorities. The company is confident of getting relief in appeal.

Other taxes and dues

Other amounts for which the Company may contingently be liable for amounts aggregating Rs. 836 million include the following cases involving more than Rs. 50 million:

The municipal authorities in certain states levy octroi duty (a local indirect tax) on goods brought inside the municipal limits at rates based on the classification of goods. A demand of Rs. 534 million is currently pending before the High court in connection with the higher octroi duties claimed on account of classification disputes relating to components purchased for the manufacture of vehicles. The Company based on the opinion from the legal counsel is of the view that the probability of the claim succeeding is remote.

The motor vehicles authorities have demanded Road tax aggregating Rs. 93 million on vehicles stored inside the works. The Company is confident of getting relief in appeal since vehicles are subjected to tax when put on road and the law does not have a provision for double taxation.

Other claims

There is a pending counter claim for approximately £4.4 million (Rs. 343 million), by Motor Vehicles Industries Limited, in connection with legal proceedings brought by Tata Motors and Tata International Limited, Mumbai in respect of alleged breaches of a distributorship arrangement. Leeds District Registry has passed order in favour of the Company and has initiated proceedings to wind down Motor Vehicles Industries Limited.

Apart from the above, there are claims against the Company below Rs. 50 million, the majority of cases pertain to motor accident claims (involving vehicles that were damaged in accidents while being transferred from the Company’s manufacturing plants to regional sales offices) and consumer complaints. Some of these cases relate to replacement of parts of vehicles and/or compensation for deficiency in the services by the Company or its dealers. Management believes that none of these claims or actions individually or in the aggregate will have a material adverse effect on the business or financial condition or results of operations.

TATA MOTORS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Guarantees

The Company has provided guarantees aggregating Rs. 5,049 million relating to certain securitized receivables to certain Special Purpose Entities (‘SPE’). The Company’s liability would crystallize in the event customers fail to fulfill their obligations under the contract and the SPE serves a notice of shortfall in collections on the Company. The term of each guarantee depends upon the weighted average term of each pool of finance receivables securitized. In the event the guarantee is invoked, the Company has the right against the borrower to repossess the vehicle financed and to auction the vehicle. The maximum potential amount of future payment, the Company would be required to make is Rs. 5,049 million as at March 31, 2006. The Company has recognized a liability of Rs. 411.5 million for this guarantee.

The Company has guaranteed Rs.14 million to the customer for making payment directly instead to a consignment agent, who had gone into liquidation due to financial difficulty. The Company would be liable in the event consignment agent lodges claim against the customer for non payment of his invoices. The Company has the recourse against the consignment agent. The term of the guarantee is for three years. The maximum potential amount of the future payment the Company would be required to make is Rs. 14 million as at March 31 2006. The Company has recognized a full liability for this guarantee.

Commitments

The Company has entered into various contracts with vendors and contractors for the purchase of machinery, tools and equipment and various civil contracts of a capital nature aggregating Rs. 12,549 million, which are yet to be executed.

Bill discounting

In respect of bills and export sales on deferred credit, which have been discounted with banks, the Company is contingently liable for a sum of Rs. 10,400 million in the event customers fail to pay the banks as scheduled.

Product warranties

Estimated warranty costs are accrued at the time vehicles are sold, based primarily on historical warranty claim experience.

The following is a tabular reconciliation of the product warranty accrual for year ended March 31, 2005 and 2006:

	Years ended March 31,
	2005	2006	2006
	(In millions)
Balance at the beginning	Rs. 1,599.3	Rs. 1,795.1	US$	40.4
Payments made during the year	(1,693.9)	(1,763.9)		(39.7)
Changes in the accrued warranties	1,875.9	1,763.3		39.6
Impact of foreign exchange rate changes	13.8	17.0		0.4

Balance at the end	Rs. 1,795.1	Rs. 1,811.5	US$	40.7

TATA MOTORS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

23.	Estimated fair value of financial instruments

The following table presents a comparison of the fair values and carrying values of Tata Motors’ principal financial instruments:

	As of March 31,
	2005		2006
	Carrying value	Estimated fair value	Carrying value	Estimated fair value
	(In millions)
ASSETS:
Cash and cash equivalents	Rs. 4,873.3	Rs. 4,873.3	Rs. 6,315.9	Rs. 6,315.9
Short-term deposits with banks	15,731.2	15,731.2	4,914.8	4,914.8
Finance receivables	19,925.2	20,427.5	47,617.1	47,782.7
Accounts receivable	10,273.4	10,273.4	14,256.7	14,256.7
Prepaid expenses and other current assets	10,705.7	10,705.7	12,474.5	12,474.5
Investments	30,437.0	30,437.0	24,850.5	24,850.5
Other non-current assets	2,920.5	2,676.1	5,877.0	5,517.3

LIABILITIES:
Accounts payable	Rs. 24,659.9	Rs. 24,659.9	Rs. 30,316.3	Rs. 30,316.3
Acceptances	28,939.5	28,939.5	29,502.3	29,502.3
Accrued expenses and other current liabilities	11,221.5	11,221.5	11,636.3	11,636.3
Short-term debt	2,866.5	2,866.5	9,438.1	9,438.1
Long-term debt	25,632.7	24,463.0	27,203.3	30,575.4

The carrying amounts of cash and cash equivalents, short-term deposits, accounts receivable, prepaid expenses and other current assets, accounts payable, acceptances, accrued expenses and other current liabilities, and short-term debt approximate their fair values due to the short-terms of these instruments.

The fair value of finance receivables is estimated by discounting expected cash flows using rates at which loans of similar credit quality and maturity would be made as of March 31, 2005 and 2006.

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

Management uses its best judgment in estimating the fair value of its financial instruments; however, there are inherent limitations in any estimation technique. Therefore, for substantially all financial instruments, the fair value estimates presented above are not necessarily indicative of all the amounts Tata Motors could have realized in a sales transaction as of either March 31, 2005 or 2006. The estimated fair value amounts for the years ended March 31, 2005 and 2006 have been measured as of the respective year ends, and have not been reevaluated or updated for purposes of these financial statements subsequent to those respective dates. As such, the estimated fair values of these financial instruments subsequent to the respective reporting dates may be different than the amounts reported at each year-end.

TATA MOTORS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

24.	Derivative financial instruments and risk management

Tata Motors is party to a variety of foreign exchange rate, interest rate and foreign currency forward contracts and options entered into to manage its exposure to fluctuations in foreign exchange rates and interest rates. The counter party is generally a bank. These financial exposures are managed in accordance with the corporate risk management policies and procedures.

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

The Company recognized gains (losses) on fair valuation of derivative financial instruments as follows:

	Years ended March 31,
	2004	2005	2006	2006
	(In millions)
Interest rate swaps	Rs. 47.3	Rs. (4.9)	Rs. 21.9		US$ 0.5
Forward exchange contracts, options and currency swaps	151.2	(74.4)	(104.8)		(2.4)

Total	Rs. 198.5	Rs. (79.3)	Rs. (82.9)	US$	(1.9)

25.	Segment reporting

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

Tata Motors primarily operates in the Automotive segment. The Automotive segment includes all activities relating to development, design, manufacture, assembly and sale of vehicles including financing thereof, as well as sale of related parts and accessories. The Company evaluates segment performance of this operating segment based on standalone net income of the segment and generally accounts for inter-segment sales and transfers as if the sales or transfers were to third parties. Revenues are allocated between ‘within India’ and ‘exports’ based on the location of the dealer/customer.

The Company’s other segment comprises primarily activities relating to production, designing and selling of automotive components, construction equipment, engineering solutions and software operations. None of the other operating segments meets the quantitative thresholds specified in SFAS No. 131, and accordingly, have been aggregated.

TATA MOTORS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

	For the year ended March 31, 2004
	Automotive	Other	Inter-segment eliminations	Total
	(In millions)
Revenues
External revenue	Rs. 132,131.4	Rs. 7,564.3	Rs. —	Rs. 139,695.7
Inter-segment revenue	224.6	1,117.5	(1,342.1)	—

Total revenues	132,356.0	8,681.8	(1,342.1)	139,695.7

Depreciation and amortization	3,870.4	257.9	—	4,128.3
Operating income	13,757.0	803.2	30.7	14,590.9
Non-operating income, net	1,733.6	99.7	(60.1)	1,773.2
Interest income	394.4	10.2	(55.0)	349.6
Interest expense	(2,487.7)	(251.6)	55.0	(2,684.3)
Income tax expense	(5,019.2)	(204.9)	(39.9)	(5,264.0)
Equity in income of affiliates	284.3	79.1	—	363.4
Minority interest	(225.9)	(3.0)	—	(228.9)

Net income	Rs. 8,436.5	Rs. 532.7	Rs. (69.3)	Rs. 8,899.9

	For the year ended March 31, 2005
	Automotive	Other	Inter-segment eliminations	Total
	(In millions)
Revenues
External revenue	Rs. 188,812.7	Rs. 9,574.3	Rs. —	Rs. 198,387.0
Inter-segment revenue	167.5	1,439.6	(1,607.1)	—

Total revenues	188,980.2	11,013.9	(1,607.1)	198,387.0

Depreciation and amortization	4,655.5	266.5	—	4,922.0
Operating income	17,918.0	745.3	128.2	18,791.5
Non-operating income, net	1,819.1	175.4	(172.9)	1,821.6
Interest income	784.9	11.1	(34.4)	761.6
Interest expense	(2,870.8)	(156.9)	34.4	(2,993.3)
Income tax expense	(4,806.0)	(293.9)	—	(5,099.9)
Equity in income of affiliates	244.3	96.1	—	340.4
Minority interest	(275.8)	(89.9)	—	(365.7)

Net income	Rs. 12,813.7	Rs. 487.2	Rs. (44.7)	Rs. 13,256.2

As of March 31, 2005
	Automotive	Other	Inter-segment eliminations	Total
(In millions)

Segment assets	Rs. 148,985.0	Rs. 11,570.1	Rs. (1,309.7)	Rs. 159,245.4

Capital expenditure	Rs. 8,912.1	Rs. 250.4	—	Rs. 9,162.5

TATA MOTORS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

	For the year ended March 31, 2006
	Automotive	Other	Inter-segment eliminations	Total	Total
	(In millions)
Revenues
External revenue	Rs. 224,534.0	Rs. 16,080.5	Rs. —	Rs. 240,614.5	US$ 5,409.5
Inter-segment revenue	219.1	1,980.5	(2,199.6)	—	—

Total revenues	224,753.1	18,061.0	(2,199.6)	240,614.5	5,409.5

Depreciation and amortization	5,231.5	611.9	—	5,843.4	131.4
Operating income	18,922.4	1,059.4	60.6	20,042.4	450.6
Non-operating income, net	3,541.6	288.3	(328.7)	3,501.2	78.6
Interest income	734.1	64.5	(135.8)	662.8	14.9
Interest expense	(3,592.9)	(260.7)	135.8	(3,717.8)	(83.6)
Income tax expense	(5,074.3)	(576.2)	32.2	(5,618.3)	(126.3)
Equity in income of affiliates	470.5	0.9	—	471.4	10.6
Minority interest	(140.1)	(191.0)	—	(331.1)	(7.4)

Net income	Rs. 14,861.3	Rs. 385.2	Rs. (235.9)	Rs. 15,010.6	US$ 337.4

	As of March 31, 2006
	Automotive	Other	Inter-segment eliminations	Total	Total
	(In millions)

Segment assets	Rs. 184,780.5	Rs. 19,401.7	Rs. (2,024.0)	Rs. 202,158.2	US$	4,544.9

Capital expenditure	Rs. 10,463.2	Rs. 356.7	Rs. (85.4)	Rs. 10,734.4		US$ 241.3

Information concerning principal geographic areas is as follows:

Years ended March 31,
	2004		2005		2006
	Within India	Exports	Within India	Exports	Within India	Exports
(In millions)
External revenues	Rs. 128,641.2	Rs. 11,054.5	Rs. 170,883.3	Rs. 27,503.7	Rs. 198,171.6	Rs. 42,442.9
					US$ 4,455.3	US$ 954.2

TATA MOTORS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

26.	Related party transactions

Tata Motors’ related parties principally consist of subsidiaries of Tata Sons Limited, subsidiaries of Tata International Limited (up to February 28, 2005), affiliates of subsidiaries and its principal shareholders. Tata Motors routinely enters into transactions with these companies and other related parties in the ordinary course of business. The Company mainly enters into transactions for sale and purchase of products with Tata Cummins Limited, an affiliate. Transactions and balances with its own subsidiaries are eliminated on consolidation.

The following table summarizes related party transactions and balances included in these financial statements:

	Years ended March 31,
	2004	2005	2006	2006
	(In millions)
Purchases of products	Rs. 9,837.0	Rs. 12,935.0	Rs. 15,602.0	US$	350.8
Purchase of fixed assets	—	108.0	223.7		5.0
Sale of fixed assets	—	0.5	0.4		—
Sale of products	2,373.7	3,144.1	1,109.4		24.9
Services received	762.6	657.5	672.1		15.1
Services rendered	207.6	393.2	358.5		8.1
Interest/dividend expense/( income), net	527.2	115.2	842.2		18.9

		As of March 31,
		2005	2006	2006
		(In millions)
Amounts receivable in respect of loans		Rs. 405.8	Rs. 644.7		US$ 14.5
Amounts payable in respect of loans		226.4	105.0		2.4
Accounts receivable		366.5	392.2		8.8
Accounts payable		602.8	723.3		16.3

27.	Subsequent event

Under the Foreign Trade policy of the Government of India, the Company is entitled to a benefit by way of duty credit entitlement based on growth in export sales, under the ‘Target Plus Scheme’. In accordance with the policy prevailing on the date of the balance sheet the Company has accrued the entitlement. During the period subsequent to the balance sheet date, the Government has retrospectively lowered the quantum of entitlement for the exports during the year 2005-06, which has resulted in the reduction of the entitlement of Rs. 355.7 million already recognised for year ended March 31, 2006.

The Government has also discontinued this scheme for exports made after April 1, 2006.

Subsequent to March 31, 2006, 9,195 Zero Coupon Foreign Currency Convertible Notes (2009) representing 9.19% of the said Notes, have been converted into 703,533 Ordinary shares of Rs. 10 each at a premium as per the terms of issue and 8,800 1% Foreign Currency Convertible Notes (2008) representing 8.8% of the said Notes, have been converted into 1,620,003 Ordinary shares of Rs. 10 each at a premium as per the terms of issue.

TATA MOTORS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

28.	Earnings per share (“EPS”)

	Net income	Weighted average shares	Earnings per share
	(In millions except share and per share amounts)
For the year ended March 31, 2004
Basic net earnings per share	Rs. 8,899.9	328,306,904	Rs. 27.1
Effect of warrants	Rs. 172.6	21,712,042	Rs. (7.9)
Effect of foreign currency convertible notes	Rs. 96.4	13,104,882	Rs. (7.4)
Diluted earnings per share	Rs. 9,168.9	363,123,828	Rs. 25.3
For the year ended March 31, 2005
Basic net earnings per share	Rs. 13,256.2	359,837,353	Rs. 36.8
Effect of warrants	Rs. 23.3	2,112,798	Rs. (11.03)
Effect of foreign currency convertible notes	Rs. 305.9	26,899,565	Rs. (11.4)
Diluted earnings per share	Rs. 13,585.4	388,849,716	Rs. 34.9
For the year ended March 31, 2006
Basic net earnings per share	Rs. 15,010.6	373,268,040	Rs. 40.2
	US$ 337.4		US$ 0.9
Effect of foreign currency convertible notes	Rs. 427.1	26,042,196	Rs. (16.4)
	US$ 9.6		US$ (0.4)
Diluted earnings per share	Rs. 15,437.7	399,310,236	Rs. 38.7
	US$ 347.0		US$ 0.9