Form 20-F
period 2007-03-31
TATA MOTORS LTD/FI
filed 2007-09-27
CIK 926042

As filed with the Securities and Exchange Commission on September 27, 2007

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended March 31, 2007

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from              to

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report

Commission file number: 001-32294

TATA MOTORS LIMITED

(Exact name of Registrant as specified in its charter)

Not applicable

(Translation of Registrant’s name into English)

Republic of India	Bombay House 24, Homi Mody Street Mumbai 400 001, India
(Jurisdiction of incorporation or organization)	(Address of principal executive offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange on which registered
Ordinary Shares, par value Rs.10 per share *	The New York Stock Exchange, Inc

Securities registered or to be registered pursuant to Section 12(g) of the Act:

None

(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

None

(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report. - 385,373,885 Ordinary Shares, including 42,294,157 Ordinary Shares represented by 42,294,157 American Depositary Shares were outstanding as of March 31, 2007.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.    ☒  Yes    ☐  No

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.    ☐  Yes    ☒  No

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.     ☒  Yes     ☐  No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer  ☒     Accelerated filer   ☐    Non-accelerated filer   ☐

Indicate by check mark which financial statement item the registrant has elected to follow:    Item 17  ☐    Item 18  ☒

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes  ☐    No  ☒

*	Not for trading, but only in connection with listed American Depositary Shares, each representing one share of common stock.

In this annual report

•	References to “we”, “our” and “us” are to Tata Motors Limited and its consolidated subsidiaries, except as the context otherwise requires;

•	References to “dollar”, and “US$” are to the lawful currency of the United States of America, and references to “rupees” and “Rs.” are to the lawful currency of India;

•	References to “US GAAP” are to accounting principles generally accepted in the United States, and references to “Indian GAAP” are to accounting principles generally accepted in India;

•	References to an “ADS” are to an American Depositary Share, and references to an “ADR” are to an American Depositary Receipt;

•

References to light commercial vehicles, or LCVs, medium commercial vehicles, or MCVs, and heavy commercial vehicles, or HCVs, refer to vehicles that have gross vehicle weight, or GVW, of up to 7.5 metric tonnes, between 7.5 and 16.2 metric tonnes, and over 16.2 metric tonnes, respectively;

•

References to passenger cars refer to vehicles that have a seating capacity of up to six persons, excluding the driver, and is further classified into the following market segments: mini-cars – which have a length of up to 3,400 mm; compact cars – which have a length between 3,401mm and 4,000mm; mid-size cars – which have length of between 4,001mm and 4,500mm; executive cars – which have a length between 4,501mm and 4,700mm; and premium cars and luxury cars –which have a length between 4,701 and 5,000mm, and above 5,001mm, respectively.

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

i

ii

iii

PART 1

Item 1.	Identity of Directors, Senior Management and Advisers.

Not applicable.

Item 2.	Offer Statistics and Expected Timetable.

Not applicable.

Item 3.	Key Information.

A. Selected Financial Data.

The following table sets forth selected financial data including selected historical financial information as of and for each of the fiscal years ended March 31, 2003, 2004, 2005, 2006 and 2007 in accordance with accounting principles generally accepted in the United States, or US GAAP.

The selected US GAAP consolidated financial data as of March 31, 2006 and 2007 and for each of the fiscal years ended March 31, 2005, 2006 and 2007 are derived from our audited US GAAP consolidated financial statements included in this annual report together with the report of Deloitte Haskins & Sells, independent auditors, who have reported that they carried out their audit in accordance with standards of the Public Company Accounting Oversight Board (United States). The selected US GAAP consolidated financial data as of March 31, 2003, 2004 and 2005 and for the fiscal years ended March 31, 2003 and 2004 are derived from our audited US GAAP consolidated financial statements not included in this annual report.

You should read our selected financial data in conjunction with Item 5 “— Operating and Financial Review and Prospects”.

Selected Financial Data Prepared in Accordance with US GAAP

	For the year ended March 31,
	2003	2004	2005	2006	2007	2007
	(in Rs. millions, except share and per share amounts)					(In US $ millions, except Share and per share amounts)
Gross Sales	112,106.3	162,176.6	228,549.4	272,350.8	370,709.1		8,601.2
Less: Excise Duty	17,352.5	23,883.2	31,771.0	35,465.0	46,227.9		1,072.6

Net sales	94,753.8	138,293.4	196,778.4	236,885.8	324,481.2		7,528.6
Finance revenues	976.7	1,402.3	1,608.6	3,728.7	7,043.4		163.4

Total revenues	95,730.5	139,695.7	198,387.0	240,614.5	331,524.6		7,692.0
Cost of sales	74,038.5	108,159.6	156,906.7	189,318.7	263,449.7		6,112.5

Operating Expenses
Selling, general and administrative	13,040.9	15,276.9	20,144.9	26,586.2	35,623.3		826.5
Research and development	1,536.2	1,282.0	2,532.4	4,663.0	6,018.1		139.6
Employee separation compensation	32.6	386.3	11.5	4.2	2.6		0.1

Total operating expenses	14,609.7	16,945.2	22,688.8	31,253.4	41,644.0		966.2

Operating income	7,082.3	14,590.9	18,791.5	20,042.4	26,430.9		613.3

Non-operating (expense) income
Gain on shares issued by subsidiary	—	—	—	86.5	30.4		0.7
Gain on sale of equity interest in a subsidiary	—	—	—	1,532.1	—		—
Other non-operating income, net	1,222.0	1,773.2	1,821.6	1,882.6	4,745.4		110.1
Interest income	412.4	349.6	761.6	662.8	598.3		13.9
Interest expense	(4,090.4)	(2,684.3)	(2,993.3)	(3,717.8)	(5,413.8)		(125.6)

Total non-operating (expense) income	(2,456.0)	(561.5)	(410.1)	446.2	(39.7)		(0.9)

Income before equity in affiliates, minority interest and income taxes	4,626.3	14,029.4	18,381.4	20,488.6	26,391.2		612.4
Income tax expense	(1,888.4)	(5,264.0)	(5,099.9)	(5,618.3)	(8,113.0)		(188.2)
Minority interest, net of tax	(14.7)	(228.9)	(365.7)	(331.1)	(718.5)		(16.7)
Equity in net income of affiliates, net of tax	46.1	363.4	340.4	471.4	551.9		12.8

Net Income	2,769.3	8,899.9	13,256.2	15,010.6	18,111.6		420.3

Weighted average equity shares outstanding:
Basic	319,777,248	328,306,904	359,837,353	373,268,040	384,544,205		384,544,205
Diluted	319,777,248	363,123,828	388,849,716	399,310,236	407,166,995		407,166,995
Earnings per share:
Basic	Rs.8.7	Rs.27.1	Rs.36.8	Rs.40.2	Rs.47.1	US$	1.1
Diluted	Rs.8.7	Rs.25.3	Rs.34.9	Rs.38.7	Rs.45.4	US$	1.1

Cash dividend per Equity Share	Rs. —	Rs.8.0	Rs.4.0	Rs.12.5	Rs.13.0	US$	0.3

	As of March 31,
	2003	2004	2005	2006	2007	2007
Balance Sheet Data	(in Rs. millions except number of shares)					(in US$ millions except number of shares)
Total Assets	78,762.0	113,875.4	159,245.4	202,158.2	271,015.4	6,288.1
Long term debt, net of current portion	13,877.4	10,804.1	25,632.7	27,203.3	40,235.1	933.5
Total shareholders’ equity	20,915.6	37,377.6	56,409.2	81,015.8	91,368.9	2,119.9
Number of Equity shares outstanding	319,784,387	352,958,130	361,751,751	382,834,131	385,373,885	385,373,885

Exchange Rate Information

For convenience, some of the financial amounts presented in this annual report have been translated from rupee amounts into dollar amounts at the rate of Rs.43.1 = US $ 1.00, the noon buying rate for cable transfers as certified for customs purposes by the Federal Reserve Bank of New York as on March 30, 2007, the date of our most recent balance sheet included in this annual report. However, such translations do not imply that the rupee amounts have been, could have been or could be converted into dollars at that or any other rate.

The following table sets forth, for the fiscal years ended March 31, 2003, 2004, 2005, 2006 and 2007, information with respect to the exchange rate between the rupee and the dollar (in rupees per dollar) based on the average of the cable transfer buying and selling rupee / dollar exchange rates quoted by the Federal Reserve Bank of New York.

Fiscal year ended March 31,	Period End	Period Average	High	Low
2007	43.10	45.06	46.83	42.78
2006	44.48	44.17	46.26	43.05
2005	43.62	44.86	46.45	43.27
2004	43.40	45.98	47.46	43.40
2003	47.53	48.43	49.07	47.53

The following table sets forth information with respect to the exchange rate between the rupee and the dollar (in rupees per dollar) for the previous six months based on the noon buying rate for cable transfers as certified for customs purposes by the Federal Reserve Bank of New York.

Month	Period End	Period Average	High	Low
August 2007	40.63	40.68	41.15	40.25
July 2007	40.18	40.27	40.42	40.12
June 2007	40.58	40.59	40.90	40.27
May 2007	40.36	40.57	41.04	40.14
April 2007	41.04	42.02	43.05	40.56
March 2007	43.10	43.79	44.43	42.78

Source: Federal Reserve Bank of New York

As of September 24, 2007, the rupee / dollar noon buying rate quoted by the Federal Reserve Bank of New York was Rs.39.5 per US$1.00

B. Capitalization and Indebtedness.

Not applicable.

C. Reasons for the Offer and Use of Proceeds.

Not applicable.

D. Risk Factors.

This section describes the risks that we currently believe may materially affect our business. The factors below should be considered in connection with any forward-looking statements in this annual report and the cautionary statements on page 2. The risks below are not the only ones we face – some risks may be unknown to us, and some risks that we do not currently believe to be material could later turn out to be material. Although we will be making all reasonable efforts to mitigate or minimize these risks, one or more of a combination of these risks could materially impact our business, revenues, sales, net assets, results of operations, liquidity and capital resources.

Risk associated with Our Business and the Indian Automotive Industry.

General economic conditions could have a significant adverse impact on our sales and results of operations.

The Indian automotive industry is substantially affected by general economic conditions in India. The demand for automobiles in the Indian market is influenced by factors including the growth rate of the Indian economy, increase in disposable income among Indian consumers, interest rates, freight rates and fuel prices. There can be no assurance that the Indian economy will not experience a downturn, and weakening of economic activity. An increase in interest rates and/or increases in fuel prices are examples of developments that could lead to a decline in the demand for automobiles in the Indian market, which could significantly affect our sales and future results of operations in an adverse manner.

Currency and exchange rate fluctuations could adversely affect our results of operations.

We are sensitive to fluctuations in foreign currency exchange rates. Although we engage in currency hedging in order to decrease our foreign exchange exposure, a weakening of the rupee against the dollar or other major foreign currencies may have an adverse effect on our cost of borrowing and consequently may increase our financing costs, which could have a significant adverse impact on our results of operations.

In addition, we have experienced and expect to continue to experience foreign exchange losses and gains on obligations denominated in foreign currencies in respect of our borrowings and foreign currency assets and liabilities due to currency fluctuations. While the rupee’s appreciation against the dollar in the last four months of fiscal 2007 has contributed positively to our financial condition and results of operations, any depreciation in the value of the rupee against the dollar may lead to adverse effects on our financial condition and results of operations during the current fiscal year and in the future periods, partly due to an increase in our dollar and/or Japanese Yen denominated debt.

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

In the competitive automotive industry, our competitors can gain significant advantage if they are able to offer products satisfying customer needs earlier than we are able to, which could adversely impact our sales and results of operations. Unanticipated delays in implementing the introduction of new products or expansion plans resulting in delays in capacity enhancements and / or new product launches could adversely impact our results of operations. In addition, there can be no assurance that the market acceptance of our future products will meet our expectations, in which case we could be unable to realize the intended economic benefits of our investments and our results of operations may be adversely affected.

We are subject to risks associated with product liability, warranty and recall.

We are subject to risks and costs associated with product liability, warranty and recall should we supply defective products, parts, or related after-sales services, which could generate adverse publicity and adversely affect our business, results of operations and financial condition.

We are subject to risk associated with our automobile financing business.

We are subject to the risk associated with our automobile financing business. Any defaults by our customers or inability to repay installments as due could adversely affect our business, results of operations and cash flows.

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

In fiscal 2005, 2006, and 2007, consumption of raw materials and components constituted approximately 81.2%, 79.3% and 78.8%, respectively, of our cost of sales. Prices of commodity items used in manufacturing automobiles, including steel, rubber, copper, and zinc, etc are on the rise. While we have been pursuing various cost reduction programs to partially offset these price increases, there can be no assurance that we will be able to recover any future cost increases in commodity products through cost-saving measures elsewhere or that we will be able to increase the selling prices of our products, which could materially and adversely impact our sales and results of operations.

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

Any inability to manage our growing international business may adversely affect our results of operations

Our growth strategy relies on the expansion of our operations to other parts of the world, including Europe, Russia and other parts of Asia. The costs involved in entering and establishing ourselves in new markets, and expanding such operations, may be higher than expected, and we may face significant competition in those regions. In addition, our international business is subject to many actual and potential risks, including:

•	language barriers, cultural differences and other difficulties in staffing and managing overseas operations;

•	inherent difficulties and delays in contract enforcement and the collection of receivables through the legal systems of some foreign countries;

•	volatility in currency exchange rates;

•	the risk of non-tariff barriers or other restrictions on foreign trade;

•	changes in the political, regulatory, or economic conditions in a foreign country or region, including political or economic instability or social unrest; and

•	the burdens of complying with a wide variety of foreign laws and regulations.

Any of these risks may have a material adverse effect on our international operations, which could result in our failure to generate returns on our related investments and cause us to incur significant costs. Our inability to manage our expansion and related growth in those regions may have an adverse effect on our business, results of operations and financial condition.

Risk associated with Political and Regulatory Risks.

India’s obligations under the World Trade Organisation Agreement.

India’s obligation under its World Trade Organization agreement could lower the present level of tariffs on import of components and vehicles particularly with respect to cars in completely built units and/or completely knocked down units, which could adversely affect, our sales and results of operations.

Environmental and Government regulations.

As an automobile company, we are subjected to extensive governmental regulations regarding vehicle emission levels, noise, safety and levels of pollutants generated by our production facilities. These regulations are likely to become more stringent and compliance costs may significantly impact our future results of operations. Imposition of any additional taxes and levies by the Indian government designed to limit the use of automobiles could adversely affect the demand for our products and our results of operations. Regulations in the areas of investments, taxes and levies may also have an impact on Indian securities, including our shares and ADSs.

We may be adversely impacted by political instability, wars, terrorism, multinational conflicts, natural disasters, fuel shortages/prices, epidemics and labor strikes.

Our products are exported to a number of geographical markets and we plan to expand our international operations further in the future. Consequently, we are subject to various risks associated with conducting our business outside India and our operations may be subject to political instability within and outside India, wars, terrorism, regional and/or multinational conflicts, natural disasters, fuel shortages, epidemics and labor strikes. Any significant or prolonged disruptions or delays in our operations related to these risks could adversely impact our results of operations.

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

In connection with our Annual Report on Form 20-F for fiscal 2007, our management assessed our internal controls over financial reporting, and determined that our internal controls were effective as of March 31, 2007, and our auditors have issued an unqualified attestation with respect to our management’s assessment. We will undertake management assessments of our internal controls over financial reporting in connection with each annual report. We are committed to maintaining high standards of corporate governance and public disclosure. However, our efforts to comply with evolving laws, regulations and standards in this regard have resulted in, and are likely to continue to result in, increased general and administrative expenses and a diversion of management resources and time.

Risks associated with Investments in an Indian Company.

Political changes in the Government in India could delay/affect the further liberalization of the Indian economy and adversely affect economic conditions in India generally and our business in particular.

Most of our manufacturing and sales and distribution facilities are located in India, and in fiscal 2007, 2006 and 2005, approximately 80.7%, 82.4% and 86.1% respectively, of our revenues were derived from sales within India. Our business, and the market price and liquidity of our ADSs and shares, may be affected by foreign exchange rates and controls, interest rates, changes in government policy, taxation, social and civil unrest and other political, economic or other developments in or affecting India.

Since 1991, successive Indian Governments have pursued policies of economic liberalization, including significantly relaxing restrictions on the private sector. Nevertheless, the roles of the Indian central and state governments in the Indian economy as producers, consumers and regulators have remained significant. Consequent to an election in April and May 2004, there was a change in government. While the current coalition government has already committed to a common minimum agenda, there can be no assurance that there will not be changes in the economic reform, and specific laws and policies affecting automotive companies, foreign investment, currency exchange and investment regulations governing India’s capital markets that could negatively affect us. Uncertainty regarding possible policy changes immediately after elections has in the past resulted in significant volatility in price and trading volumes of securities of Indian companies. A significant change in India’s economic liberalization and deregulation policies could adversely affect business and economic conditions in India generally, and our business in particular, if new restrictions on the private sector are introduced or if existing restrictions are increased.

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

Our Articles of Association, which include regulations applicable to our Board of Directors, and Indian law govern our corporate affairs. Legal principles relating to these matters and the validity of corporate procedures, directors’ fiduciary duties and liabilities, and shareholders’ rights may differ from those that would apply to a company incorporated in another jurisdiction. Shareholders’ rights under Indian law may not be as extensive as shareholders’ rights under the laws of other countries or jurisdictions, including the United States. You may have more difficulty in asserting your rights as a shareholder than you would as a shareholder of a corporation organized in another jurisdiction.

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

We are a limited liability company incorporated under the laws of India. Substantially all of our directors and executive officers named in this annual report are residents of India and all or substantial portion of our assets and the assets of these directors and executive officers are located in India. As a result, investors may find it difficult to (i) effect service of process upon us or these directors and executive officers in jurisdictions outside of India, (ii) enforce court judgments obtained outside of India, including those based upon the civil liability provisions of the U.S. federal securities laws, against us or these directors and executive officers, (iii) enforce, in an Indian court, court judgments obtained outside of India, including those based upon the civil liability provisions of the U.S. federal securities laws, against us or these directors and executive officers, and (iv) obtain expeditious adjudication of an original action in an Indian court to enforce liabilities, including those based upon the U.S. federal securities laws, against us or these directors and executive officers.

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

The United States has not been declared by the Government of India to be a reciprocating territory for the purpose of Section 44A of the Civil Code. Accordingly, a judgment of a court in the United States may be enforced only by a suit upon the judgment and not by proceedings in execution. The suit must be brought in India within three years from the date of the judgment in the same manner as any other suit filed to enforce a civil liability in India. It is unlikely that a court in India would award damages on the same basis as a foreign court if an action is brought in India. Furthermore, it is unlikely that an Indian court would enforce foreign judgments if it viewed the amount of damages awarded as excessive or inconsistent with public policy. A party seeking to enforce a foreign judgment in India is required to obtain approval from the Reserve Bank of India (RBI) to execute such a judgment or to repatriate outside India any amount recovered.

Risk associated with our Shares and ADSs.

Fluctuations in the exchange rate between the rupee and the dollar may have a material adverse effect on the market value of the ADSs and the Shares, independent of our operating results.

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

The exchange rate between the rupee and the dollar has changed substantially in the last two decades and may substantially fluctuate in the future. On an annual average basis, the rupee has appreciated against the dollar since 2002. The value of the Rupee against the Dollar was Rs.39.5 = US$ 1.00 as of September 24, 2007.

Holders of ADSs have fewer rights than shareholders and must act through the depositary to exercise those rights.

Although holders of ADSs have a right to receive any dividends declared in respect of Shares underlying the ADSs, they cannot exercise voting or other direct rights as a shareholder with respect to the Shares underlying the ADSs evidenced by ADRs. Citibank, N.A., as depositary is the registered shareholder of the deposited shares underlying our ADSs, and therefore only Citibank, N.A. can exercise the rights of shareholders in connection with the deposited shares. Only if requested by us, the depositary will notify holders of ADSs of upcoming votes and arrange to deliver our voting materials to holders of ADSs. The depositary will try, in so far as practicable, subject to Indian laws and the provisions of our Articles of Association, to vote or have its agents vote the deposited securities as instructed by the holders of ADSs. If the depositary receives voting instructions in time from a holder of ADSs which fail to specify the manner in which the depositary is to vote the shares underlying such holder’s ADSs, such holder will be deemed to have instructed the depositary to vote in favor of the items set forth in such voting instructions. If the depositary has not received timely instructions from a holder of ADSs, the holder shall be deemed to have instructed the depositary to give a discretionary proxy to a person designated by us, subject to the conditions set forth in the deposit agreement. If requested by us, the depositary is required to represent all shares underlying ADSs, regardless whether timely instructions have been received from the holders of such ADSs, for the sole purpose of establishing a quorum at a meeting of shareholders. Additionally, in your capacity as an ADS holder, you will not be able to bring a derivative action, examine our accounting books and records, or exercise appraisal rights. Registered holders of our shares withdrawn from the depositary arrangements will be entitled to vote and exercise other direct shareholder rights in accordance with Indian law. However, a holder may not know about a meeting sufficiently in advance to withdraw the underlying shares in time. Furthermore, a holder of ADSs may not receive voting materials, if we do not instruct the depositary to distribute such materials, or may not receive such voting materials in time to instruct the depositary to vote.

Further, pursuant to Indian regulations, we are required to offer our shareholders pre-emptive rights to subscribe for proportionate number of shares to maintain their existing ownership percentages prior to the issue of new shares. These rights may be waived by a resolution passed by at least 75% of our shareholders present and voting at a general meeting. Holders of ADSs may be unable to exercise pre-emptive rights for subscribing to these new shares unless a registration statement under the Securities Act is effective or an exemption from the registration requirements is available to us. Our decision to file a registration statement would be based on the costs, timing, potential liabilities and the perceived benefits associated with any such registration statement and we do not commit that we would file such a registration statement. If any issue of securities is made to our shareholders in the future, such securities may also be issued to the Depositary, which may sell such securities in the Indian securities market for the benefit of the holders of ADSs. There can be no assurance as to the value, if any, the Depositary would receive upon the sale of these rights/securities. To the extent that holders of ADSs are unable to exercise pre-emptive rights, their proportionate interest in us would be reduced.

As a result of Indian Government regulation of foreign ownership the price of the ADSs could decline.

Foreign ownership of Indian securities is regulated and is partially restricted. In addition, there are restrictions on the deposit of Shares into our ADS facilities. ADSs issued by companies in certain emerging markets, including India, may trade at a discount to the underlying equity shares, in part because of the restrictions on foreign ownership of the underlying equity shares and in part because ADSs are sometimes perceived to offer less liquidity than underlying shares which can be traded freely in local markets by both local and international investors. See Item 10.D “— Exchange Controls”. The ADSs could trade at a discount to the market price of the underlying Shares.

Item 4.	Information on the Company.

A. History and Development of the Company.

We were incorporated on September 1, 1945 as a public limited liability company under the Indian Companies Act VII of 1913 as Tata Locomotive and Engineering Company Limited. Our name was changed to Tata Engineering and Locomotive Company Limited on September 24, 1960 and to Tata Motors Limited on July 29, 2003. We commenced operations as a steam locomotive manufacturer. This business was discontinued in 1971. Since 1954, we have been manufacturing automotive vehicles. This business commenced with the manufacture of commercial vehicles under financial and technical collaboration with Daimler-Benz AG (now DaimlerChrysler AG) of Germany. This agreement ended in 1969. We produced only commercial vehicles until 1991, when we started producing passenger vehicles as well.

We are India’s largest automobile manufacturer and second largest passenger vehicle player in terms of units sold in India during fiscal 2007. We have a broad portfolio of automotive products, ranging from sub – 1 ton to 40 ton Gross Vehicle Weight trucks (including pick–ups) and from small, medium, and large buses and coaches to passenger cars and utility vehicles.

We have a substantial presence in India. We estimate that more than four million vehicles produced by us are currently being operated in India.

We produce a wide range of automotive products, including:

•

Passenger Cars. We manufacture passenger cars, including the Tata Indica, a compact car, first launched in 1998, the Tata Indigo, an entry level mid-sized car launched in 2002, and the Indigo Marina, a station wagon version of the Indigo launched in 2004. These passenger cars are manufactured in gasoline and diesel engine versions.

•

Utility Vehicles. We manufacture a number of utility vehicles, or UV, including the Tata Sumo, launched in 1994, and the sports utility vehicle or SUV, Tata Safari launched in 1998. Both the Tata Sumo and the Tata Safari have models to meet different consumer preferences.

•

Light Commercial Vehicles. We manufacture a variety of light commercial vehicles, or LCV, including pick-ups and trucks and buses with a gross vehicle weight, or GVW, between 0.7 ton and 7.5 tons. This also includes the Tata Ace, India’s first indigenously developed mini-truck with a 0.7 ton payload, launched in fiscal 2006.

•

Medium and Heavy Commercial Vehicles. We manufacture a variety of medium and heavy commercial vehicles, M & HCVs, which include trucks, buses, dumpers and multi-axled vehicles with GVW between 9 tons to 49 tons. In addition, through Tata Daewoo Commercial Vehicle Company Limited, or TDCV, our wholly-owned subsidiary in South Korea, we manufacture a range of high horsepower trucks ranging from 220 horsepower to 400 horsepower, including dump trucks, tractor-trailers, mixers and cargo vehicles.

Our manufacturing base is spread across Jamshedpur (in eastern India), Pune (in western India), Lucknow and Pantnagar (in northern India), supported by a nation-wide dealership, sales, services and spare parts network comprising over 2,000 individual locations. We are in the process of establishing another two facilities, one each at Singur (East) and Dharwad (South).

In September 2004, we became the first company from India’s engineering sector to be listed on the New York Stock Exchange.

We have also expanded our international operations through mergers and acquisitions involving non-Indian companies. In 2004, we acquired the Daewoo Commercial Vehicles Company (now renamed as Tata Daewoo Commercial Vehicle Company Limited), South Korea’s second largest truck maker. TDCV has launched several new products, such as the Tata Novus M&HCV. In fiscal 2005, we acquired a 21% stake in Hispano Carrocera S.A., or Hispano, a well-known Spanish bus and coach manufacturer with an option to acquire the remaining stake. Hispano’s operations are being expanded into other markets. In addition, in June 2006, we signed a memorandum of understanding with the Fiat group to establish an industrial joint venture in India to manufacture passenger vehicles, engines and transmissions for the Indian and overseas markets; we have also been distributing and marketing Fiat branded cars in India since March 2006. We also signed a Memorandum of Understanding with IVECO, a company of the Fiat Group to evaluate the feasibility of co-operation, across markets, in the area of commercial vehicles, which encompasses a number of potential developments in engineering, manufacturing, sourcing and distribution of products, aggregates and components. In May 2006, we entered into a joint venture agreement with Brazil-based Marcopolo S.A., or Marcopolo, a global leader in body-building for buses and coaches, to manufacture and assemble fully-built buses and coaches in India, wherein we have a 51% ownership, with the balance held by Marcopolo. In December 2006, we entered into a joint venture agreement with Thonburi Automotive Assembly Plant Co., Thailand, or Thonburi, to manufacture pick–ups in Thailand. We own 70% of the joint venture, while Thonburi owns the remaining 30%. The joint venture will facilitate our efforts to address the Thailand market, which is a major market for pick-ups, and other potential markets in that region. We also entered into an agreement with Fiat to enable Fiat to manufacture pick-ups at its Cordoba plant in Argentina from 2008 onwards under licence from us.

We are also expanding our international export operations, which have been ongoing since 1961. Our commercial and passenger vehicles are being marketed in several countries in Europe, Africa, the Middle East, Australia, South East Asia and South Asia.

We believe that the foundation of our growth over the last 50 years has been a deep understanding of economic stimuli and customer needs, and the ability to translate them into customer desired products though leading edge research and development. With 1,400 engineers and scientists, our Engineering Research Centre, established in 1966, has enabled us to successfully design, develop and produce our own range of vehicles, as well as a significant portion of our production facilities, assembly lines and machinery. In addition, we established a wholly-owned subsidiary under the name Tata Motors European Technical Centre PLC, or TMETC, in the United Kingdom, in the field of automobile research. We believe this research center will also facilitate the development of our products, in particular, our passenger cars. Our research and development network also includes the facilities of TDCV in South Korea, and those of Hispano in Spain, in addition to research and development centers in Pune, Jamshedpur and Lucknow in India.

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

Tata Technologies Limited, or TTL, our 85.92% owned subsidiary, along with its subsidiaries, is engaged in the business of information technology, product lifecycle management, engineering and design services. During fiscal 2006, TTL, through its erstwhile subsidiary TTUS, acquired INCAT, a global provider of product lifecycle management and engineering and design services primarily to manufacturers and their suppliers in the international automotive, aerospace and engineering markets. TTL, through its subsidiary companies, responds to customers’ needs through its operations in 45 cities across 12 countries in North America, Europe and Asia and through its delivery centers in India and Thailand.

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

Our subsidiary, Tata AutoComp Systems Limited, or TACO, is a holding company for promoting foreign joint ventures in automotive components and systems and is also engaged in engineering services, supply chain management and after-market operations. Beginning with one joint venture for seating equipment, with Johnson Controls of the United States, the TACO group now has 14 manufacturing joint ventures with well-known companies including Hendrickson International of the United States, Ficosa International of Spain and Yazaki Corporation of Japan. In August 2005, TACO acquired the business and assets of two German companies through its wholly-owned subsidiary TACO Holdings (Mauritius) Limited. TACO’s customers include leading domestic original equipment manufacturers and certain global original equipment manufacturers and suppliers.

Our wholly-owned subsidiary, TML Financial Services Limited, now known as Tata Motors Finance Limited, or TMFL, was incorporated on June 1, 2006 with the objective of becoming a preferred financing provider for our customers and our distributors by capturing customer spending over the vehicle life-cycle and by extending value added products, combining financing offerings with insurance, fleet management, operating leases, re-finance and other products related to vehicles sold by us. TMFL is registered with the RBI as a Systemically Important Non-Deposit Taking Non-Banking Financial Company and is classified as an Asset Finance Company under the RBI’s regulation on Non-Banking Finance Companies. TMFL commenced operations in September 2006, and for the period ended March 31, 2007, it made disbursements of approximately Rs.40,000 million.

We currently intend to use our wholly-owned subsidiary, Tata Motors Insurance Services Limited, or TMISL, to undertake the business of insurance and reinsurance broking. TMISL is currently in the process of receiving the requisite approval from the Insurance Regulatory and Development Authority in India to commence this business.

As of March 31, 2007, our operations included 39 consolidated subsidiaries and 19 equity method affiliates, in respect of which we exercise significant influence.

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

B. Business Overview.

Overview

Our business segments are (i) automotive operations and (ii) all other operations. Our automotive operations business segment includes the design, manufacture, assembly, sale and service of commercial and passenger vehicles, spare parts, components and accessories as well as financing our vehicles. Our other operations business segment includes Information Technology, or IT services, construction equipment manufacturing, machine tools and factory automation solutions, high-precision tooling and plastic and electronic components for certain applications and investment business.

We sold 454,129 and 580,280 vehicles in fiscal 2006 and 2007 respectively, of which 403,906 and 526,806 vehicles were sold in India. In addition, TDCV sold 5,734 vehicles in fiscal 2006 compared to 8,588 vehicles in fiscal 2007. Hispano sold 560 vehicles in fiscal 2007. Our share in the Indian four-wheeler automotive vehicle market (i.e. automobile vehicles other than two and three wheeler categories) progressively increased from 26.8% in fiscal 2005 to 27.0% in fiscal 2006 and to 28.5% in fiscal 2007. The following table sets forth our market share in various categories in the Indian market:

Category	Fiscal 2005	Fiscal 2006	Fiscal 2007
Passenger Cars	17.7%	17.1%	16.5%
Utility Vehicles	19.4%	19.5%	21.7%
Light Commercial Vehicles	50.7%	60.2%	65.4%
Medium and Heavy Commercial Vehicles	65.1%	62.0%	62.7%

Total Four - Wheel Vehicles	26.8%	27.0%	28.5%

A geographical breakdown of our revenues is set forth in Item 5.A “— Operating Results — Geographical breakdown”.

We had approximately 33,900 permanent employees, including approximately 11,688 permanent employees at our consolidated subsidiaries, as of March 31, 2007.

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

Until the mid – 1990’s, the auto sector in India had been a relatively protected industry with limits on the entry of foreign companies through import tariffs. Today, as part of a broader move to liberalize its economy, India has opened up the sector to foreign direct investments and has since progressively relaxed trade barriers. Since the liberalization of the Indian auto sector the industry has experienced rapid development. Today, India is the world’s second largest manufacturer of two wheelers, fifth largest manufacturer of commercial vehicles and the largest manufacturer of tractors in the world. India is also among a few countries in the world that have indigenously developed a passenger car.

The Society of Indian Automobile Manufacturers, or SIAM, currently represents 38 leading vehicle and vehicular engine manufacturers. India’s auto market is one of the most competitive among the global markets, as comparatively lower costs have made it an attractive assembly ground for overseas manufacturers.

During fiscal 2007, the Indian automobile industry production grew by 13.6% to nearly 11 million vehicles. Of these, nearly 76% were two wheelers and over 5% were three wheelers. 1.5 million passenger vehicles, utility vehicles and multi purpose vans were produced in fiscal 2007, representing 14% of vehicles produced. In addition, nearly 0.5 million commercial vehicles were manufactured, constituting 4.7% of total vehicle production. Presently, car penetration in India is low at 7 cars per 1,000 persons, and that number is expected to increase in coming years.

During fiscal 2007, nearly 10 million automobiles were sold in India, an increase of 13.5% over the previous fiscal year, and 1 million automobiles were exported from India, an increase of 25.4% over the previous fiscal. The growth rate of the Indian automotive industry in terms of sales volume increased from 12.8% in fiscal 2006 to 21.4% in fiscal 2007. In fiscal 2007, the industry continued to experience rising input costs and retail incentives, which in turn put pressure on margins.

Domestic passenger vehicle sales reached an all time high of nearly 1.38 million units during fiscal 2007, with a growth of about 20.7% after the modest growth rate of 7.7% in the previous fiscal year. The segment was favorably impacted by a reduction of the excise duty on small cars in March 2006 (from 24% to 16% for cars of up to 4 meters in length and with engine displacement of less than 1200cc for gasoline and 1500cc for diesel engines) and increased consumer spending. Total passenger car exports of over 198,000 units were also at an all – time high with a growth rate of 13% over the previous fiscal year.

Domestic commercial vehicle sales also reached an all-time high of over 0.46 million units during fiscal 2007, representing a growth rate of 33% from fiscal 2006. This growth was attributable to increased industrial activity and continued investment in road infrastructure. Inflationary concerns during the year prompted an increase in interest rates, which adversely affected commercial vehicle sales since the third quarter of fiscal 2007.

Our Strategy

We believe that we have established a strong position in the Indian automobile industry by launching new products, high quality—low cost manufacturing, investing in research and development and maintaining our financial strength. We have also benefited from the expansion of our manufacturing and distribution network and creation of a highly talented workforce. Our goal is to continue to strengthen our position in the domestic market, maintain our operational excellence and grow our international business in select countries through organic as well as inorganic means. Our strategy to achieve these goals consists of the following elements:

Leveraging our capabilities: We have an extensive range of products in commercial vehicles (for both goods and passenger transport) as well as passenger vehicles. We have plans to leverage this broad product base further with our strong brand recognition in India, our superior understanding of local consumer preferences, well developed in-house engineering capabilities and extensive distribution network.

We believe that our in-house product development capability, our subsidiary TDCV in South Korea, our association with Hispano in Spain, our joint ventures with Marcopolo of Brazil in India and with Thonburi in Thailand and our relationship with Fiat will enable us to expand our product range and extend our geographical reach. For example, in fiscal 2006, we introduced the Tata Ace, a four wheeler mini-truck with a 0.7 ton payload that has created a new category in the Indian commercial vehicle market. We are currently developing a new truck platform.

In passenger vehicles, we entered the compact car segment with the Tata Indica in 1998. On the same platform, we developed a sedan version, the Tata Indigo, which was launched in 2002. We also launched an estate version in 2004. In 2006, we expanded the Tata Indigo range by launching the Tata Indigo XL—the country’s first stretched sedan concept. We are also developing a low cost car for the Indian market, as we believe that there will be a significant demand for such a passenger vehicle.

We are expanding our existing manufacturing facilities and are also establishing new manufacturing facilities to meet the growing demand for our products. We have signed an agreement with Fiat S.p.A., Italy, for the formation of a joint venture in Maharashtra, India, to produce cars as well as engines and transmissions for both Fiat and ourselves. We are also currently expanding the reach of our sales and service network.

Mitigating cyclicality: The automobile industry is impacted by cyclicality which is more pronounced in the medium and heavy truck business in the commercial vehicle category. To mitigate the impact of cyclicality, we plan to continue to strengthen our operations in the light commercial vehicle, bus and passenger car categories. We also plan to continue to strengthen our non-vehicle business, such as spare part sales, annual maintenance contracts, sales of aggregates for non-vehicle businesses, reconditioning of aggregates, sale of castings, forgings, production aids and tooling and fixtures to reduce the impact of cyclicality.

Expanding our international business: We believe that expanding our operations into other select geographic areas, both through organic and inorganic means, may also reduce the impact of cyclicality in the Indian market as the cyclicality of these markets may not coincide with the cyclicality of the Indian market. This strategy also provides us an opportunity to grow in markets with similar characteristics to the Indian market. Our international business strategy has already resulted in the continuous growth of our international operations over the previous three fiscal years. For example, in South Africa, within three years of a focused entry, we became the third largest seller in the commercial vehicle category.

Reducing costs and breakeven points: While expanding our business, we plan to continue to sustain and enhance our cost advantage. Since fiscal 2001, we have made significant reductions in our cost base which has had an impact on our results of operations and contributed to our return to profitability in the previous five fiscal years. We are working with Ariba Inc for e-sourcing and reverse auctions. We initiated the second phase of our cost reduction program in fiscal 2006, which we expect to complete over a period of three years. We continue to place an emphasis on the reduction of material costs, production costs, overheads and other general costs, by pursuing value engineering and manufacturing cycle time reduction and stringent working capital control. We plan to continue to adopt international and local operational and management best practices to achieve continued cost reductions and management efficiencies. We believe that productivity improvements and operational efficiencies will help us to lower our break-even levels and thus improve our results of operations.

Continuing focus on high quality and enhancing customer satisfaction: One of our principal goals is to achieve international quality standards for our products and services and we are pursuing various quality improvement programs, both internally and at our suppliers’ premises.

Our extensive sales and service network has also enabled us to provide quality and timely customer service. We are deploying a Siebel based customer relationship management system across our sales and service network and we expect to improve our responsiveness to market and customer service needs. Our combined online Customer Relationship Management – Dealer Management initiative, which has been implemented in phases since 2003, now supports over 15,000 users within our company and among our distributors in India and abroad.

Enhancing capabilities through the adoption of superior processes: Tata Sons Limited, or Tata Sons, and the entities promoted by Tata Sons, including us, aim at improving the quality of life through leadership in various sectors of national economic significance. In pursuit of this goal, Tata Sons and the Tata Sons promoted entities have institutionalized an approach, called the Tata Business Excellence Model or TBEM, which has been formulated on the lines of the Malcolm Baldridge National Quality Award to enable it to drive performance and attain higher levels of efficiency both in its businesses and in discharging its social responsibility. The model aims to nurture core values and concepts embodied in various focus areas such as leadership, strategic planning, customers, markets and human resources to be translated to operational performance. Our adoption and implementation of this model seeks to ensure that our business can be conducted through superior processes in the future. We have deployed a balance score card (BSC) management system, developed by Drs. Robert Kaplan, of the Harvard Business School and David Norton for measurement based management and feedback. We have also deployed a new product introduction (NPI) process for systematic product development and product lifecycle management system for effective product data management across our organization. On the human resources front, we have adopted various processes to enhance the skills and competencies of our employees. We have also enhanced our performance management system, with appropriate mechanisms to recognize talent and sustain our leadership base. We believe these will enhance our way of doing business, given the dynamic and demanding global business environment.

Customer financing: With financing increasingly becoming a critical factor in vehicle purchases and the rising aspirations of consumers in India, we intend to significantly expand our vehicle financing activities to enhance our vehicle sales. Our subsidiary TML Financial Services Ltd., or TMFL, now known as Tata Motors Finance Ltd., will lead our financing operations.

Continuing to invest in technology and technical skills: We believe we are one of the most technologically advanced indigenous vehicle manufacturers in India. Over the years, we have enhanced our technological strengths through extensive internal research and development activities as well as through the assistance of foreign research consultants from time to time. Our research and development resources, which include those at our subsidiaries, like TMETC, TDCV, TTL and Hispano Carrocera, further increase our capabilities in product design, manufacturing and quality control. We consider technological leadership to be a significant factor in continued success, and therefore intend to continue to devote significant resources to upgrade our technological base.

Maintaining financial strength: We have generated substantial cash flows since fiscal 2002 as a result of substantial volume growth, cost reduction and prudent working capital management. We have embarked on economic value addition measurement, and driven project evaluation and capital investments aiming to ensure that we will be able to recover portions of our cost of capital in the event of an economic downturn and to generate earnings in excess of our cost of capital during periods of economic growth.

Leveraging unified Tata brand equity: We recognize the need for enhancing our brand recognition in highly competitive markets in which we compete with internationally recognized brands. We believe the Tata brand name is associated by Indian customers with reliability, trust and value. The Tata brand is used and its benefits are leveraged by Tata companies to their mutual advantage. We, along with Tata Sons and other Tata companies, will continue to promote the Tata brand and leverage its use in India, as well as in various international markets where we plan to increase our presence.

Automotive Operations

The revenues from our automotive operations were Rs.224,753 million and Rs.307,113 million in fiscal 2006 and 2007, respectively. Our main market is the Indian market, which accounted for approximately 82.4% and 80.7% of our total revenues and 87.9% and 89.4% of our unit sales in fiscal 2006 and 2007, respectively.

Our total sales (including international business sales) for fiscal 2005, 2006 and 2007 are set forth in the table below:

	Fiscal 2005		Fiscal 2006		Fiscal 2007
Category	Units	%	Units	%	Units	%
Passenger Cars	152,943	37.8%	169,101	36.7%	195,405	33.2%
Utility Vehicles	37,032	9.2%	39,797	8.7%	49,308	8.4%
Light Commercial Vehicles	74,253	18.4%	108,020	23.5%	149,242	25.4%
Medium and Heavy Commercial Vehicles	139,876	34.6%	142,736	31.1%	194,145	33.0%

Total Sales	404,104	100%	459,654	100%	588,100	100.0%

Note:1. The table does not include the sale of 209 units and 1,328 units of Fiat vehicles during fiscal 2006 and 2007, respectively

Our performance in various categories of the Indian market is described below:

Passenger cars: The small car category, which consists of mini and compact cars, constitutes nearly 60% of total domestic passenger car sales. In fiscal 2007, the small car category grew by nearly 26% to 832,000 vehicles and had 10 competing models. The Tata Indica, which competes in this category, posted a 30% growth in sales to 144,690 units in fiscal 2007, which was the highest sales for any small car model during any year in the domestic market. The launch of new turbo-diesel and 1.2 litre gasoline versions of the Tata Indica in the latter half of fiscal 2006 helped us to grow our presence appreciably in the gasoline engine segment and defend our diesel segment leadership despite new offerings from our competitors. The new 1.2 litre gasoline version of the Indica range is eligible for excise duty concessions under the Government’s small car definition. The Tata Indica increased its market share from 16.9% in fiscal 2006 to 17.4% in fiscal 2007 in the small car category.

We are also present in the entry mid-size car category through our sedan, the Tata Indigo, and its station wagon version, the Tata Indigo Marina, which are both derived from the Indica platform. The entry mid-size car category continued to decline for the second year, posting a decline of 27% in fiscal 2007 compared to fiscal 2006. With sales of 34,310 vehicles, the Tata Indigo range continued to be the best seller in the entry mid-size car category with a 38% market share in fiscal 2007. During fiscal 2007, we introduced a new 1.4 litre, 101 horse power gasoline engine and a 70 horse power common rail diesel (DICOR family) engine on the Indigo range as well as a facelift. We also expanded the Indigo range and opened a new niche by launching a long wheel base Indigo XL — a premium stretch sedan with high-end features previously available only in very premium executive cars which is price positioned in the upper mid-size category.

The company’s sales and market share were slightly adversely affected due to a fire in September 2006, in the paint shop of the car plant at Pune. Such fire disrupted manufacturing operations. The company sought to minimize loss of production by taking various remedial steps and operations were gradually restored during the year. The company is fully insured against the loss due to the fire.

We have also been distributing Fiat branded cars through the Tata-Fiat dealer network since March 2006. During fiscal 2007, we sold 1,328 Fiat cars through 44 joint dealerships. In December 2006, we signed an agreement with Fiat Auto S.p.A., Italy, for the formation of a joint venture at Ranjangaon in Maharashtra to produce cars as well as engines and transmissions for both Fiat and ourselves. The new plant is expected to have an annual capacity of 100,000 cars and 200,000 engines and transmissions. We also entered into an agreement with Fiat to enable Fiat to manufacture pick-ups at its Cordoba plant in Argentina from 2008 onward under license from us.

Utility Vehicles: The utility vehicle category constitutes 16% of the Indian passenger vehicle market and various new utility vehicles were launched in India in this category in fiscal 2007. The utility vehicle category posted a 13.2% growth to over 220,000 units sold in the Indian domestic market during fiscal 2007. Sales of our utility vehicles — the Tata Safari and the Tata Sumo — grew by 26.3% to 47,892 units in fiscal 2007 compared to fiscal 2006. Tata Safari sales grew by 237% over last year, reaching a record high of 15,816 units in fiscal 2007, based on price re-positioning of the range effected mainly through a focused cost reduction effort on the platform. We increased our overall market share in the utility vehicle category to 21.7% in fiscal 2007 from 19.5% in fiscal 2006.

Light Commercial Vehicles (including pick-ups): Our range of LCVs includes small commercial vehicles, pick-ups, trucks and buses up to 7.5 GVW. In the LCV segment, we recorded a 45.8% growth in sales and increased our market share by 5.3 percentage points to 65.4% in fiscal 2007. The overall growth in the LCV market was mainly due to sales of our mini truck, the Tata Ace. We rolled out the 100,000th Tata Ace in a record time of 22 months since its launch in May 2005. The Tata Ace also won the Business World – Marico’s “Business Innovation 2006” award.

Medium and Heavy Commercial Vehicles: Our M&HCVs have a wide range of applications and are generally configured as trucks, tippers, buses, tankers, tractors or concrete mixers. We outperformed the industry and strengthened our market leadership in fiscal 2007 with a 39% growth in domestic commercial vehicle sales as compared to fiscal 2006, reaching an all-time high of 298,586 units sold. In the M&HCV segment, we recorded a 34.4% growth in sales and increased our market share by 0.7 percentage points to 62.7% in fiscal 2007. The overall growth in the M&HCV market was mainly due to a growing shift towards higher tonnage vehicles like haulage tractors and multi axle vehicles and our buses and coaches finding greater acceptance. We also launched Bharat Stage III compliant (equivalent to Euro III norms) vehicles in the M&HCV category.

In the bus market, we launched a rear-engine, ultra-low floor bus, which was popular among our customers for ease of entry, ride comfort and attractive styling, as well as a high-capacity bus, which is designed to meet the transportation needs of densely populated Indian cities.

Sales and Distribution of Vehicles:

Our sales and distribution network in India as of June 2007 is comprised of 1,200 sales outlets for our passenger and commercial vehicles business. They are managed through our eight regional offices, 24 area offices and 19 regional sales offices. Most of our sales outlets are exclusive sales outlets. We have a presence at over 2,000 customer service outlets in India, including after sales outlets. We are in the process of deploying a Siebel customer relation management system at all of our dealerships and offices across the country, which is one of the largest deployments of that system in the Indian automotive sector. Being implemented in phases since 2003, the combined online Customer Relationship Management – Dealer Management initiative now supports over 15,000 users, within the Company and among our distributors in India and abroad. We believe that this will give us a significant advantage over our competitors.

We also provide financing services to our purchasers through our dealers, who act as our agents, and through our branch network. For fiscal 2006 and 2007, approximately 24% and 31%, respectively, of our vehicle unit sales in India, were made through financing arrangements where our vehicles financing divisions provided the credit. Total vehicle finance receivables outstanding as at March 31, 2006 and 2007 amounted to Rs.48,464 million and Rs.83,588 million, respectively.

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

Seasonality:

Demand for our vehicles in the Indian market is subject to seasonal variations. Demand generally peaks between January and March, although there is a decrease in demand in February just before release of the Indian Fiscal Budget. Demand is usually lean from April to July and picks up again in the festival season from September onwards with a decline in December due to year end.

International Business:

We are expanding our international export operations, which have been ongoing since 1961. Our exports of vehicles manufactured in India increased by 6.5% in fiscal 2007 to 53,474 units from 50,223 units exported in fiscal 2006. We market our commercial and passenger vehicles in several countries in Europe, Africa, the Middle East, Australia, South East Asia and South Asia.

In fiscal 2007, our top five export destinations accounted for approximately 65% and 87% of our exports of commercial vehicles and passenger vehicles respectively. South Africa remained our largest export destination for the commercial vehicles as well as passenger vehicles. Other key markets were the Middle East, western Africa, Turkey and western Europe. We are strengthening our position in the geographic areas we are currently operating in and exploring possibilities of entering new markets with similar market characteristics to the Indian market.

Tata Daewoo Commercial Vehicle Co. Ltd., Korea: TDCV recorded 49% growth in its overall vehicle sales to 8,588 units. In the domestic market TDCV registered a market share of 24% in HCV and 28% in MCV. TDCV exported 2,715 units during the year , representing a growth of 47%.

In the domestic market TDCV uses Daewoo Motor Sales Corporation’s distribution network, the largest in Korea. After-sales service is made available through 61 service centers and over 100 parts outlets. Exports are carried out through its own international distribution channel.

The management initiatives and business processes of Tata Sons and the Tata Sons promoted entities have also been implemented at TDCV. Relations between the management and the labor union of TDCV continue to be cordial.

Hispano Carrocera, S.A. Spain: We believe that our subsidiary Hispano, with its design and development capabilities in manufacturing bodies for high-end buses, will complement our current range of light and medium commercial passenger carriers. We believe that this investment will also help to increase our presence in the international bus market. We own the brand rights of Hispano. Hispano reported a record sale of 560 units in fiscal 2007.

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

At present, we are working on developing a truck, which we expect would open various international markets for us. Our acquisition of TDCV is expected to provide us significant advantage in its development process. On similar lines, in our passenger vehicle business, we are developing a low cost car for the Indian market. We believe that there will be significant demand for such a passenger vehicle.

In addition, our research and development activities also focus on developing vehicles running on alternative fuels, including CNG, liquefied petroleum gas, and bio-diesel. We currently have over 40 staff buses running on bio-diesel at one of our manufacturing plants. We are pursuing alternatives fuel options such as ethanol blending for our products and development of vehicles fuelled by hydrogen. Initiatives in the area of vehicle electronics such as engine management systems, in-vehicle network architecture, tele-matics for communication and tracking and other emerging technological areas are also being pursued which could be deployed on our future range of vehicles.

During fiscal 2006, we established our wholly-owned subsidiary, TMETC, in the United Kingdom to augment the abilities of our Engineering Research Centre. We believe that TMETC will provide us with access to leading-edge technologies and can support the product development activities which we currently plan to undertake for the future in order to sustain and enhance our position in the increasingly competitive global markets.

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

Over the years, we have devoted significant resources towards our research and development activities. Our total expenditure on research and development during fiscal years 2005, 2006 and 2007 was Rs.2,532 million, Rs.4,663 million and Rs.6,018 million respectively.

Intellectual Property

We have 122 trademarks registered in India and approximately 93 trademark applications which are currently pending registration. In addition to this, our significant trademarks are registered, or are in the process of being registered, in nearly 117 countries. We currently hold approximately 1030 of these registrations worldwide. The registrations mainly include trademarks for each of our vehicle models. Further, we also use the “Tata” brand, which has been licensed to us by Tata Sons Limited. See Item

4.C “— Organizational Structure “. As part of our acquisition of TDCV, we have the perpetual and exclusive use of the “Daewoo” brand and trademarks in Korea and overseas markets for the product range of TDCV. TDCV holds South Korean trademark registrations for 14 utility models and 5 designs.

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

We currently own 16 patents and have 52 patent applications pending registration in India and one in the United Kingdom. These patents are mostly in relation to devices which enable efficient functioning, such as energy saving devices. Our most significant patent, which is currently in the process of being registered, is a portable device for measurement of head impact points in a vehicle. In addition, TDCV holds 11 patents in South Korea.

In addition to the above, we also have various copyright and Internet domain name registrations.

In varying degrees, all of our trademarks, brands or patents are important to us. In particular, the expiration or termination of the Tata brand could materially affect our business.

Components and Raw Materials

The principal raw materials and components required by us for use in our vehicles are steel sheets and plates, castings, forgings and items such as tyres, batteries, electrical items and rubber and plastic parts. The raw materials, components and consumables that are domestically sourced, include steel (sheet-metal, forgings and castings), tyres and tubes, batteries, fuel injection systems, air-oil filters, consumables (paints, oils, thinner, welding consumables, chemicals, adhesives and sealants) and fuels. We also require aggregates like axles, engines, gear boxes and cabs for our vehicles, which are manufactured either by ourselves or by our subsidiaries and affiliates.

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

As part of our strategy to become a low-cost vehicle manufacturer, we have undertaken various initiatives to reduce our fixed and variable costs including an e-sourcing initiative started in 2002 through which we procure some supplies through reverse auctions. We have established a procedure for ensuring quality control of outsourced components. Products purchased from approved sources undergo a supplier quality improvement process. We also have a program for assisting vendors from whom we purchase raw materials or components to maintain quality. Each vendor is reviewed on a quarterly basis on parameters of quality, cost and delivery. Preference is given to vendors with QS-9000 certification. We also maintain a stringent quality assurance program that includes random testing of production samples, frequent re-calibration of production equipment and analysis of post-production vehicle performance and ongoing dialogue with workers to reduce production errors. Further, in April 2003, we established a Strategic Sourcing Group to consolidate, strategize and monitor our supply chain activities with respect to major items of purchase as well as major inputs of technology and services. The Strategic Sourcing Group is responsible for recommending for the approval by the Management Committee the long-term strategy and purchase decision for these items, negotiation and relationship with vendors with regard to these items, formulating and overseeing our purchasing policies, norms in respect of all items, evolving guidelines for vendor quality improvement, vendor rating and performance monitoring and undertaking company-wide initiatives such as e-sourcing and supply chain management/policies with respect to vehicle spare parts. We are also exploring opportunities for global sourcing of parts and components from lower cost countries, and have embarked on a vendor management program that includes vendor base rationalization, vendor quality improvement and vendor satisfaction surveys.

Suppliers

We have an extensive supply chain for procuring various components. We are also outsourcing many of the manufacturing processes and activities to various suppliers. In such cases, we provide training to outside suppliers who design and manufacture the required tooling and fixtures.

Our subsidiary, Tata AutoComp Systems Ltd., or TACO, manufactures auto components and encourages the entry of internationally acclaimed auto component manufacturers into India by setting up joint ventures with them. Some of these joint ventures include: Tata Johnson Controls Limited for seats, Knorr Bremse CV Systems for commercial vehicle air brakes, Tata Yazaki Autocomp Limited for wiring harnesses, JBM Sangwoo Limited for pressed components and Tata Toyo Radiators Limited for radiator assemblies. These joint ventures supply components for our products.

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

	Value of Raw Material and Components Consumption For the Fiscal Year Ended March 31,
	2005		2006		2007
Description	Rs Millions	%	Rs millions	%	Rs millions	%
Imported (at rupee cost)	7,268	5.7	11,418	7.6	14,769	7.1
Indigenously obtained	120,179	94.3	138,682	92.4	192,756	92.9

Total	127,477	100.0	150,100	100.0	207,525	100.0

Capital and Product Development Expenditures:

Our capital expenditure aggregated to Rs.9,163 million, Rs.10,734 million and Rs.25,277 million during fiscal 2005, 2006 and 2007, respectively. Our capital expenditure during the past three years has been related mostly to capacity expansion for new and existing products to meet the market demand and investments towards improving quality, reliability and productivity that are aimed at operational efficiency.

We intend to continue to invest in our business units and research and development over the next several years for improving our existing product range and developing new products and platforms to build and expand our presence in the passenger vehicle and commercial vehicle categories. We believe this would strengthen our position in India and help us to grow our presence in the select international markets.

As a part of this future growth strategy, we plan to spend around Rs.120 billion in the next three to four fiscal years toward product development, capital expenditure in capacity enhancement, plant renewal and modernization and to pursue other growth opportunities. Our subsidiaries also have their separate growth plans and related capital expenditures. These expenditures are expected to be funded largely through cash generated from operations, existing investible surplus in the form of cash and cash equivalents, investment securities and other external financing sources. In fiscal 2006, we obtained a resolution from our shareholders permitting the Board to raise a maximum of Rs.30 billion in equity or equity-related instruments to fund capital expenditure. In fiscal 2007, we obtained our shareholders’ consent to a resolution to increase our borrowing limit from Rs.75 billion to Rs.120 billion.

Other Operations

In addition to our automotive operations, we are also involved in various other business activities, of which information technology services and construction equipment manufacturing are the main activities. Net revenues from these activities totaled to Rs.18,061 million and Rs.27,017 million in fiscal 2006 and 2007, respectively, representing nearly 7.4% and 8.1% of our total revenues, before inter segment elimination in these fiscal years.

Information Technology Services:

Tata Technologies Limited, or TTL, is our 85.92% owned subsidiary as of March 31, 2007. Through its operating companies, INCAT and Tata Technologies iKS, TTL provides specialized engineering and design services, product lifecycle management and product-centric IT services to leading manufacturers. It responds to customers’ needs through its subsidiary companies in three continents and through its development centers in India and Thailand. Its customers include automobile, aerospace and consumer durable manufacturers.

INCAT, founded in 1989 and acquired by Tata Technologies in October 2005, is a leading independent provider of engineering and design services, product and information lifecycle management, enterprise solutions and plant automation. INCAT’s services include product design, analysis and production engineering, Knowledge Based Engineering, PLM, Enterprise Resource Planning and Customer Relationship Management systems. INCAT also distributes, implements and supports PLM products from leading solution providers in the world such as Dassault Systèms, UGS and Autodesk. With a combined global work force of more than 3,000 employees, INCAT has operations in the United States (Novi, Michigan), Germany (Stuttgart) and India (Pune).

Tata Technologies iKS is a global leader in engineering knowledge transformation technology. For over 15 years, iKS has enabled engineering knowledge transformation through ‘i get it’, the only web application in the world offering 100,000 hours of engineering knowledge for AutoCAD, INVENTOR, Solid Works, Solid Edge, UG/NX, Teamcenter, COSMOS Works and CATIA on a single delivery platform application. Recently this company’s offerings have been re-branded and strategically repositioned to focus exclusively on executing a software as a service, or SaaS, business model for “ i.get.it”, a comprehensive online engineering learning application.

TTL had 17 subsidiary companies as at March 31, 2007 of which three were under liquidation in fiscal 2007 and of which two have since been liquidated. We undertake such restructuring initiatives to achieve operating and tax efficiencies by sharpening our business focus, assigning territorial responsibility for top and bottom line growth and establishing a global delivery centre supporting the overall business.

The consolidated revenue of the TTL Group was Rs.8,107 million in fiscal 2007, an increase of 97% as compared to Rs.4,110 million in the previous fiscal year due to augmented relationships with existing global automotive and aerospace customers and the acquisition of new customers.

Construction Equipment:

Telco Construction Equipment Company Limited, or Telcon, is engaged in the business of manufacturing and sale of construction equipment and providing related supporting services. We own 60% of Telcon, with the remaining 40% being held by Hitachi Construction Machinery Company Limited, Japan. With the increase in economic activity especially in the infrastructure sector, Telcon recorded its best performance to date having sold 5,360 machines in fiscal 2007 compared to 3,674 machines in fiscal 2006, with a net revenue of Rs.16,057.7 million in fiscal 2007 compared to Rs.11,483.5 in fiscal 2006, a profit after tax of Rs.1,771.8 million in fiscal 2007 compared to Rs.755.9 million in fiscal 2006 (representing an increase of 134%).

Government Regulations

Emission and Safety:

In 1992, the government of India issued emission and safety standards, which were further tightened in April 1996 under the Indian Motor Vehicle Act. Currently Bharat Stage III norms (equivalent to Euro III norms) are in force for four wheelers in 11 cities in India and Bharat Stage II norms (equivalent to Euro II norms) are in force in rest of India. Our vehicles comply with these norms. The next change in emission regulations is currently expected to be implemented by fiscal 2010, when the 11 major cities currently subject to Bharat Stage III norms are expected to move to Bharat Stage IV norms (equivalent to Euro IV norms) and the rest of India to Bharat Stage III norms.

The vehicles manufactured by TDCV comply with the emission regulatory requirements in South Korea and also of countries where its vehicles are exported. Our vehicle exports to Europe comply with Euro IV norms, and we believe our vehicles also comply with the various safety regulations in effect in the other international markets we operate in. We are also working on meeting all the regulations which we believe are likely to come into force in various markets in future.

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

Valued Added Tax:

Value Added Tax (VAT) was implemented throughout India, with the exception of a few states, on April 1, 2005. VAT enables set-off from sales tax paid on inputs by traders and manufacturers against the sales tax collected by them on behalf of the government, thereby eliminating the cascading effect of taxation. Two main brackets of 4% and 12.5%, along with special brackets of 0%, 1% and 20%, have been announced for various categories of goods and commodities sold in the country. Central Sales Tax, however, continues to exist, although it is proposed to be abolished in a phased manner. Since its implementation, VAT has had a positive impact on us. Prior to the implementation of VAT, sales tax formed part of our total cost of material. However, following the implementation of VAT, because VAT paid on inputs can be set off against tax paid on outputs, a savings on our sales tax component results.

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

Legal Proceedings

In the normal course of business, we face claims and assertions by various parties. We assess such claims and assertions and monitor the legal environment on an ongoing basis, with the assistance of external legal counsel wherever necessary. We record a liability for any claims where a potential loss is probable and capable of being estimated, and disclose such matters in our financial statements, if material. For potential losses which are considered reasonably possible, but not probable, we provide disclosure in the financial statements, but do not record a liability in our accounts unless the loss becomes probable. Certain claims that are above Rs. 50 million in value are described in Note 22 to our consolidated financial statements included in this annual report. In respect of claims against us below Rs. 50 million, the majority of cases pertain to motor accident claims (involving vehicles that were damaged in accidents while being transferred from our manufacturing plants to regional sales offices) and consumer complaints. Some of these cases relate to replacement of parts of vehicles and/or compensation for deficiency in the services by the Company or its dealers.

We believe that none of the contingencies, either individually or in the aggregate, would have a material adverse effect on the Company’s financial condition, results of operations or cash flows.

C. Organizational Structure.

Tata Sons Limited , or Tata Sons, is a principal holding company that has equity holdings in a range of businesses. The various companies promoted by Tata Sons, including us, are based substantially in India and had combined revenues of approximately US $ 29 billion for fiscal 2007.

The operations of Tata Sons promoted entities are highly diversified and can be categorized under seven business sectors, namely, engineering, materials, energy, chemicals, consumer products, services and communications and information systems. These companies do not constitute a ‘group’ under Indian Law.

Tata Sons has its origins in the trading business founded by Jamsetji Tata in 1874 that was developed and expanded in furtherance of his ideals by his two sons, Sir Dorabji Tata and Sir Ratan Tata, following their father’s death in 1904. The family interests subsequently vested largely in the Sir Ratan Tata Trust, the Sir Dorabji Tata Trust and other related trusts. These trusts were established for philanthropic and charitable purposes and together own a substantial majority of the shares of Tata Sons Limited.

By 1970, the operations of Tata Sons promoted entities had expanded to encompass a number of major industrial and commercial enterprises including The Indian Hotels Company Limited (1902), The Tata Steel Limited (Tata Steel) (1907), The Tata Power Company Limited (1910), Tata Chemicals Limited (1939), Tata Motors Limited (1945), Voltas Limited (1954), and Tata Tea Limited (1962). Tata Sons also promoted India’s first airline, Tata Airlines, which later became Air India (India’s national carrier), as well as India’s largest general insurance company, New India Assurance Company Limited, both of which were subsequently taken over by the Government as part of the Government’s nationalization program. Tata Consultancy Services Limited (TCS) is Asia’s leading software services provider and the first Indian software firm to exceed sales of US$ 4 billion. In 1999, Tata Sons has also invested in several telephony and telecommunication ventures, including acquiring a portion of the Indian Government’s equity stake in the state owned Videsh Sanchar Nigam Limited (VSNL).

We have for many years been a licensed user of the “Tata” brand owned by Tata Sons Limited, and thus have both gained from the use of the Tata brand as well as helped to sustain its brand equity. Tata Sons along with the Tata Sons promoted entities instituted a new corporate identity program to re-position itself to compete in a global environment. A substantial ongoing investment is planned to develop and promote a strong, well-recognized and common brand equity, which is intended to represent for the consumer a level of quality, service and reliability associated with products and services offered by the Tata Sons promoted entities. To implement these plans, Tata Sons Limited has undertaken a program by which consenting the Tata Sons promoted entities are required to pay a subscription fee to participate in and gain from the new Tata brand identity. We believe that we benefit from the association with the new Tata Group identity and, accordingly, have agreed to pay an annual subscription fee to Tata Sons Limited from fiscal 1998 which is equal to 0.25% of our annual net income (defined as our net revenues exclusive of excise duties and other governmental taxes and non-operating income), provided that the subscription fee does not exceed 5% of our annual profit before tax (defined as our profit after interest and depreciation but before income tax). However, for the fiscal years ended March 31, 2005, 2006 and 2007, we paid an amount less than 0.25% of our annual net income, as described above, as mutually agreed between Tata Sons Limited and us. These calculations are made with reference to our non-consolidated Indian GAAP financial statements. Pursuant to our licensing agreement with Tata Sons Limited, we have also undertaken certain obligations for the promotion and protection of the new Tata brand identity licensed to us under the agreement. The agreement can be terminated by written agreement between the parties, by Tata Sons Limited upon our breach of the agreement and our failure to remedy the same, or by Tata Sons Limited upon providing six months notice for reasons to be recorded in writing. The agreement can also be terminated by Tata Sons Limited upon the occurrence of certain specified events, including liquidation. Because we are one of the largest companies promoted by Tata Sons and further because we believe that our growing international reputation brings benefits to the Tata brand, we consider it very unlikely that we would ever be unable to use the Tata brand in relation to our products and services.

The Tata Sons promoted entities have sought to continue to follow the ideals, values and principles of ethics, integrity and fair business practices originally established by the founder of Tata Sons, Mr Jamsetji Tata, and his successors. To further protect and enhance the Tata brand equity, these values and principles have been articulated in the Tata code of conduct, which has been adopted by most of the Tata companies that have access to the larger resources and services of the Tata Sons promoted entities. These companies have endeavored to maintain high standards of management efficiency and to promote the commercial success of Indian enterprises. The Tata Sons promoted entities have also made significant contributions towards national causes through promotion of public institutions in the field of science, such as the Indian Institute of Science and the Tata Institute of Fundamental Research, and in the field of social services through the Tata Institute of Social Sciences, the Tata Memorial Hospital and the National Center of the Performing Arts. Tata trusts are among the largest charitable foundations in the country.

A large number of the Tata Sons promoted entities hold shares in one another and some of our directors hold directorships on the boards of Tata Sons and/or Tata Sons promoted entities. However, there are no voting agreements, material supply or purchase agreements or any other relationships or agreements that have the effect of tying us together with other Tata Sons promoted entities at management, financial or operational levels. With the exception of Tata Steel Limited, which under our Articles of Association has the right to appoint one director to the Board, Tata Sons Limited and its subsidiaries do not have any special contractual or other power to appoint our directors or management beyond the voting power of their shareholdings in us. Except as set forth in the tables below under the heading “Subsidiaries and Affiliates” and except for an approximately 12.40% stake in Tata Industries Limited, our shareholdings in other the Tata Sons promoted entities are generally insignificant as a percentage of their respective outstanding shares or in terms of the amount of our investment or the market value of our shares of those companies.

Subsidiaries and Affiliates

We have the following consolidated subsidiaries and equity method affiliates as of March 31, 2007.

Name of the Subsidiary Company		Country of incorporation	% of holding
1	Sheba Properties Ltd.	India	100.00
2	Concorde Motors (India) Ltd.	India	100.00
3	HV Axles Ltd.	India	100.00
4	HV Transmissions Ltd.	India	100.00
5	TAL Manufacturing Solutions Ltd.	India	100.00
6	Tata Motors Insurance Services Ltd.	India	100.00
7	Tata Daewoo Commercial Vehicle Co. Ltd.	South Korea	100.00
8	Tata Motors European Technical Centre plc	UK	100.00
9	Tata Technologies Ltd. and its 17 subsidiaries	India[1]	85.92	[2]
10	Telco Construction Equipment Co. Ltd.	India	60.00
11	Tata AutoComp Systems Ltd. and its 8 subsidiaries	India[3]	54.70	[4]
12	Tata Precision Industries Pte. Ltd., Singapore and its subsidiary	Singapore	51.07
13	TML Financial Services Ltd.[5]	India	100.00
14	Tata Motors (Thailand) Ltd.	Thailand	70.00
15	Hispano Carrocera S.A. and its subsidiary[6]	Spain	21.00

1	The subsidiaries are based in many countries abroad.
2	The holdings in these subsidiaries range between 85.92 % to 86.03%, and three of the subsidiaries were under liquidation as at March 31, 2007. Subsequently, two of these have been liquidated.
3	The subsidiaries are based in India, Mauritius, China and Germany.
4	The holdings in these subsidiaries range between 27.90 % to 54.71%.
5	The name of the subsidiary has subsequently been changed to Tata Motors Finance Ltd.
6	The subsidiary is based in Morocco.

Name of the Affiliate Company		Country of incorporation	% of holding
1	Tata Cummins Ltd.	India	50.00
2	TSR Darashaw Ltd.	India	26.00
3	Nita Co. Ltd. Bangladesh	Bangladesh	40.00
4	Tata Securities Ltd.	India	31.90
5	Affiliates of Tata AutoComp Systems Ltd.	India	27.35	[1]
6	Telcon Ecoroad Resurfaces Pvt Ltd.[2]	India	21.60
7	Tata Marcopolo Motors Ltd.	India	51.00

1	Except for an affiliate wherein the holding is 14.22%.
2	Is an affiliate of Telco Construction Equipment Co. Ltd.

D. Property, Plants and Equipment.

Facilities:

We currently operate four principal automotive manufacturing facilities. The first facility was established in 1945 at Jamshedpur in the State of Jharkhand in eastern India. We set up a second facility in 1966 (with production commencing in 1976) at Pune, in the State of Maharashtra in western India, and a third in 1985 (with production commencing in 1992) at Lucknow, in the State of Uttar Pradesh in northern India. During fiscal 2007, we commenced the construction of our fourth manufacturing plant in Uttarakhand and that has commenced operations in fiscal 2008. The Jamshedpur, Pune and Lucknow manufacturing facilities have been accredited with ISO/TS 16949:2000(E) certification. The passenger car business of Tata Motors has also received the Certificate of Approval for its quality management system for compliance with ISO/TS 16949:2002. We are in the process of setting up a plant in each of Singur in West Bengal and Dharwad in Karnataka. We have also set up research and development facilities in the United Kingdom.

Manufacturing facilities of TDCV are based in Gunsan, South Korea. TDCV has received the ISO/TS 16949 certification, an international quality systems specification given by SGS UK Ltd., an International Automotive Task Force (IATF) accredited certification body. It is the first Korean automobile original equipment manufacturer to be awarded the same. Manufacturing facilities of Tata AutoComp Systems Ltd. and its subsidiaries are located at various locations in and around the city of Pune in the State of Maharashtra in India and also in Germany. Manufacturing facilities of Telcon are located at Jamshedpur in the State of Jharkhand in eastern India and at Dharwad in the State of Karnataka in Southern India.

Installed Capacity:

Our total vehicle production capacity in India as of March 31, 2007 determined on the basis of two production shifts per day and including capacity for the manufacture of replacement parts, was 687,635 units annually. In addition, we also have vehicle production capacity of 20,000 units annually in South Korea.

The following table shows our installed capacity as of March 31, 2007, and production levels by plant and product type in fiscal 2005, 2006 and 2007:

	Fiscal Year ended March 31,
	Installed Capacity(1)	Production (Units)
		2005	2006	2007
Jamshedpur
Medium and Heavy Commercial Vehicles	96,000	71,023	69,891	98,227
Construction Equipment	5,635	2,455	3,515	5,167
Pune
Medium and Heavy Commercial Vehicles, Light Commercial Vehicles, Utility Vehicles, Passenger Cars	556,000	311,269	366,468	458,324
Lucknow
Medium and Heavy Commercial Vehicles, Light Commercial Vehicles, Utility Vehicles	30,000	18,649	19,963	28,235
Republic of Korea
Gunsan
Medium & Heavy Commercial Vehicles	20,000	4,567	5,663	8,543

(1)	On double shift basis including capacity for manufacture of replacement parts as of March 31, 2007.

Properties:

We, along with our consolidated subsidiaries, produce vehicles and related components and carry out other businesses through various manufacturing facilities. In addition to our manufacturing facilities, our properties include sales offices and other sales facilities in major cities, repair service facilities, and research and development facilities.

The following table sets forth information, with respect to our principal facilities, a substantial portion of which are owned by us or our consolidated subsidiaries as of March 31, 2007. The remaining facilities are on leased premises.

Location	Facility or Subsidiary Name	Principal Products or Functions
India
In the State of Maharashtra
Pune (Pimpri, Chinchwad, Chikhali, Maval)	Tata Motors Ltd.	Factory/residential
Pune (Chinchwad)	TAL Manufacturing Solutions Ltd	Factory automation equipment and services
Pune (Hinjewadi)	Tata Technologies Limited	Software consultancy and services
Mumbai	Concorde Motors (India) Limited	Automobile sales & service
Pune (Damle Path, Hinjewadi, Bhosari, Chakan and Pirangut)	Tata AutoComp Systems Limited and its subsidiaries	Auto components and engineering design

In the State of Jharkhand
Jamshedpur	Tata Motors Ltd.	Factory/residential
Jamshedpur	HV Axles Ltd.	Axles for M&HCVs
Jamshedpur	HV Transmissions Ltd.	Transmissions for M&HCVs
Jamshedpur	Telco Construction Equipment Company Limited	Construction equipment

In the State of Uttar Pradesh
Lucknow	Tata Motors Ltd.	Factory

In the State of Karnataka
Dharwad	Telco Construction Equipment Company Limited	Construction equipment
	Tata Motors Limited	Spare parts and warehousing
Bangalore	Concorde Motors (India) Ltd.	Automobile sales and service

In the State of Uttaranchal
Pantnagar	Tata Motors Limited	Factory

In the State of West Bengal
Singur	Tata Motors Ltd.	Small car

Rest of India
Gujarat (Halol, Village Khakharia)	Tata AutoComp Systems Limited and its Subsidiaries	Auto components and engineering design
Hyderabad & Chennai	Concorde Motors (India) Ltd.	Automobile sales and service
Various other properties in India	Tata AutoComp Systems Ltd.	Auto components
	Tata Motors Limited	Vehicle financing business (office/ residential)

Outside India
Singapore	Tata Precision Industries Pte. Ltd. / Tata Engineering Services Pte. Ltd.	Precision equipment and computer and peripherals warehousing
Republic of Korea	Tata Daewoo Commercial Vehicle Co. Ltd.	Factory and residential apartments
Thailand	Tata Motors (Thailand) Ltd. Incat (Thailand) Ltd.	Pick-up trucks & Sprint Software consultancy and services
United Kingdom	Tata Motors European Technical Centre	Software consultancy and services
Spain	Hispano Carrocera S.A.	Buses and bus body

Rest of the world	INCAT Group of Companies	Software consultancy and services

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

None.

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

A. Operating Results.

Overview

In fiscal 2007, total gross revenues including finance revenues increased by 36.8% to Rs.377,753 million from Rs.276,080 million in fiscal 2006. We recorded a net income of Rs.18,112 million in fiscal 2007, an increase of 20.7% compared to Rs.15,011 million in fiscal 2006.

Automotive operations.

Automotive operations is our most significant segment, accounting for 91.9% and 92.6%, respectively, of our total revenues before inter-segment eliminations and 89.5% and 94.7%, respectively, of our operating income before inter-segment eliminations for fiscal 2007 and 2006. India is the most significant market for us, accounting for 89.4% and 87.9% of vehicle unit sales for fiscal 2007 and 2006, respectively, though we continue to focus on increasing the importance of our international operations.

Our revenues from automotive operations increased 36.6% to Rs.307,113 million in fiscal 2007 compared to Rs.224,753 million in fiscal 2006, representing 91.9% and 92.6% of our total revenue before inter-segment eliminations in fiscal 2007 and 2006, respectively.

Our automotive operations includes :

•	All activities relating to development, design, manufacture, assembly and sale of M&HCVs, LCVs, passenger cars and utility vehicles as well as related spare parts and accessories,

•	Automotive component business, both captive and non-captive,

•	Distribution and service of vehicles, and

•	Financing of our vehicles.

The leading drivers of automotive business in India include GDP growth, industrial and infrastructure growth, increase in urbanization and personal disposable incomes. GDP growth, led by growth in industrial and agricultural sectors, is a key to freight generation in the economy, which in turn drives the demand for the commercial vehicles, especially the goods carriers. Also, the ongoing road development programs in India, such as golden quadrilateral and the cross country road corridors, which are designed to connect not only the major cities of the country, but also the rural and interior parts of the country, are expected to improve the efficiency of both goods and passenger movement across the country through improved turnaround time, better fuel efficiency and better logistic solutions. Also, the road development programs are expected to lead to a hub and spoke model of distribution, which in turn is expected to result in a structural shift in the commercial vehicle industry by moving the demand towards heavy and light commercial vehicles which cater to long-haul and end destination distribution respectively.

Government regulations relating to emission norms, safety standards, scrapping of vehicles beyond a specified age, overloading and private participation in passenger transport and other areas impact the demand for commercial vehicles in the country.

Our presence across the major four wheel auto product categories, our low cost manufacturing capabilities and our expansive distribution and service network facilitate our market leadership in the auto industry in the country. Also, we are working towards the development of new products, in all segments of commercial vehicles and development of new platforms to replace our current compact car, mid size car and utility vehicle platforms to compete effectively in the challenging competitive environment. The distribution of the Tata ACE, which has created a niche for itself in the below-1 ton category of the commercial vehicle industry since the launch in May 2005, was extended across the country during fiscal 2007. The successful introduction of such products has helped us to become the market leader in the LCV category in India.

Our subsidiary, TDCV, is not only helping us strengthen our position in the international markets but is also improving our technological capability in design and development of new products in commercial vehicle category. Further, the launch of MCVs in the Korean market by TDCV has helped us to further consolidate our position in the domestic Korean market. Our joint venture with Marcopolo in Brazil, which we announced in May 2006, and our 21% stake in Hispano are expected to enhance our leadership position in the bus market through better technological capabilities in bus body building. Our proposed joint venture with Fiat to manufacture passenger cars, engines and transmissions would provide us with access to world class car engine technology and is expected to help us to further strengthen our position in the passenger vehicle category. Further, TMETC provides us with design engineering support and development services, complementing and strengthening our skill sets.

Capacity utilization of our automotive facilities in India increased marginally from 85.2% in fiscal 2006 to 85.7% in fiscal 2007. However, consequent to the increase of capacity utilization levels at TDCV from 28.3% in fiscal 2006 to 42.7% in fiscal 2007, the capacity utilisation of our total automotive operations, including TDCV operations, increased to 84.5% in fiscal 2007 from 83.2% in fiscal 2006.

Our vehicle sales (including TDCV, Fiat and, with respect to fiscal 2007 only, Hispano) increased 28.2% to 589,428 units in fiscal 2007 from 459,863 units in fiscal 2006. In fiscal 2007, our market share of all four-wheel vehicles sold in India increased marginally to 28.5% from 27% in fiscal 2006. During fiscal 2007, nearly 10 million automobiles were sold in India, an increase of 13.5% over the previous fiscal year, and 1 million automobiles were exported from India, an increase of 25.4% over the previous fiscal year. The Indian automotive industry, after experiencing a slowdown in growth rate in fiscal 2006, bounced back in fiscal 2007 with a growth of 21.4% to post strong volumes in all segments.

Our overall sales in international markets (including TDCV and Hispano sales) increased 11.9% to 62,622 units in fiscal 2007 as compared to 55,957 units in fiscal 2006. This was driven by sustained efforts towards a focused entry in to new export markets and also strengthening of our presence in existing markets. Key export markets for our automotive operations were south Africa, west Asia, Europe and south-east Asia.

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

Tata Motors Finance Limited, or TMFL, was incorporated on June 1, 2006 as a wholly-owned subsidiary to support our vehicle financing and related activities. We seek to offer complete vehicle financing solutions in line with global best practices in the auto industry and we believe this business will provide a hedge against the cyclicality of the automotive business in India.

Interest rate movements in the economy have a significant impact on vehicle financing operations. Despite an increase in interest rates during the latter half of fiscal 2007, our vehicle-financing registered a strong growth on the back of an increased focus in the business and strong vehicle demand during the fiscal year.

Other Operations.

Our revenue from other operations was Rs.27,017 million in fiscal 2007, an increase of, 49.6% from Rs.18,061 million in fiscal 2006. These revenues represent 8.1% and 7.4% of our total revenues, before inter-segment eliminations, in fiscal 2007 and 2006, respectively.

Geographical breakdown.

On a geographical basis, revenues from sales in India increased by 34.9% to Rs.267,419 million in fiscal 2007 from Rs.198,172 million in fiscal 2006.

Our share of revenues earned from outside India has increased steadily over the last five years from 5.4% in fiscal 2003 to 19.3% in fiscal 2007, mainly as a result of our strategy to increase exports of our vehicles to new and existing markets in significant numbers and improved performance of our subsidiary in South Korea, TDCV. Successful operations of INCAT and its subsidiaries following acquisition by TTL also facilitated a significant increase in our sales to international market.

The following table sets forth our revenue from our Indian and international operations:

	Fiscal 2005		Fiscal 2006		Fiscal 2007
Revenue	Rs in million	Percentage	Rs in million	Percentage	Rs in million	Percentage
Within India	170,883	86.1%	198,172	82.4%	267,419	80.7%
Outside India	27,504	13.9%	42,443	17.6%	64,106	19.3%

Total	198,387		240,615		331,525

The revenue from our exports has been steadily increasing in the last three years as our products are increasingly finding acceptance in key markets such as South Africa, Turkey, Sri Lanka and Russia. We have been pursuing growth in various geographic areas through organic and inorganic means in our automotive and other business operations.

Vehicles manufactured by us, in India almost exclusively use components produced in India. Many of these components, including engines, transmissions and axles, are produced by us or our subsidiaries and affiliates, and the remaining parts are procured from various suppliers through our extensive supply chain. We import a limited number of specialized parts and components for our vehicles, as well as specialized grades of steel.

Our South Korean vehicles are assembled primarily from aggregates and components manufactured in South Korea. However, some major aggregates are sourced from the United States and various European component suppliers.

Significant Factors Influencing Our Results of Operations.

Our results of operations are dependent on a number of factors, including:

•

General economic conditions. We, similar to the rest of the domestic automotive industry, are substantially affected by general economic conditions in India. See Item 3.D “—Risk Factors—Risks associated with Our Business and the Indian Automotive Industry”. General economic conditions could have a significant adverse impact on our sales and results of operations. Economic conditions have improved since fiscal 2002, which has led to our strong growth in fiscal 2005,2006 and 2007.

•

Interest rates and availability of credit for vehicle purchases. While interest rates steadily declined from the beginning of fiscal 2001 and credit finance for vehicle purchases became more widely available, interest rates began to increase during the second half of fiscal 2006 and increased further during the latter part of fiscal 2007. For further discussion of our credit support programs, see Item 4.B “—Business Overview—Automotive Operations—Sales and Distribution of Vehicles”.

•	Excise duty and sales tax rates. For a detailed discussion regarding tax rates applicable to us, please see Item 4.B “—Business Overview—Government Regulations—Excise Duty”.

•	Our competitive position in the market. For a detailed discussion regarding our competitive position, see Item 4.B “—Business Overview—Automotive Operations—Competition”.

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

Results of Operations.

Strong economic growth, increased industrial activity and continued development of better road infrastructure contributed to a robust growth of the Indian automobile industry in fiscal 2007.

In fiscal 2007, we sold 589,428 units (including 8,588 units sold by TDCV and 560 units sold by Hispano), as compared to 459,863 units (including 5,734 units by TDCV) sold in fiscal 2006, representing an increase of 28.2%. Our domestic market share in the four wheel vehicle market in India was 28.5% in fiscal 2007 as compared to 27% in fiscal 2006. The volumes in the international business grew 11.9% to 62,622 units sold in fiscal 2007 from 55,957 units sold in fiscal 2006.

Restrictions on overloading and increased demand from construction and mining activities had a favorable impact on the MHCV category where we achieved a market share of 62.7%, the highest in the last 6 years, and the continued strong performance of the Tata Ace led us to outperform the LCV category and achieve a market share of 65.4%. Strong performance in passenger vehicles was facilitated by the lower excise duty on small cars announced in the Indian Union Budget of fiscal 2007 and the launch of new models/variants, where we have maintained our position as the second largest manufacturer in the Indian market. The performance of the automobile industry however, was adversely impacted due to increased interest rates in the latter half of the year, which was caused by the Reserve Bank of India’s initiatives to contain the inflationary pressures in the economy. This impacted our borrowing costs and vehicle financing rates during fiscal 2007.

In June 2006, we signed a Memorandum of Understanding with the Fiat group to establish an industrial joint venture in India to manufacture passenger vehicles, engines and transmissions for the Indian and the overseas markets. We also distribute Fiat cars in India through select dealer outlets. We sold over 1,300 units of Fiat cars during fiscal 2007. We licensed our LCV pick-up manufacturing technology to Fiat for manufacture and sale of LCV pick-ups under the Fiat brand in South America. Also, we entered into a Memorandum of Understanding with Marcopolo, a leading bus body manufacturing company from Brazil, for setting up a joint venture company to manufacture and assemble fully-built buses and coaches in India which we currently expect will enable us to improve production and technological capabilities in bus body building. In December 2006, we entered into a joint venture agreement with Thonburi Automotive Assembly Plant Co., or Thonburi, Thailand, to manufacture pick-ups in Thailand. We own 70% of the joint venture, while Thonburi owns the remaining 30%. This joint venture will facilitate our efforts to address the Thailand market, which is a major market for pick-ups, and other potential markets in that region. In February 2007, we announced the signing of a Memorandum of Understanding with Iveco, a company of Fiat Group, to analyze the feasibility of cooperation, across markets, in the area of Commercial Vehicles. The Memorandum of Understanding would encompass a number of potential developments in engineering, manufacturing, sourcing and distribution of products, aggregates and components. Definitive agreements are anticipated to be entered into in the course of the coming months, if the venture is found feasible.

The following table sets forth selected items from our consolidated statements of income for the periods indicated and shows these items as a percentage of total revenues:

	Percentage of Total Revenues			Percentage Change
	Fiscal 2005	Fiscal 2006	Fiscal 2007	2005 to 2006	2006 to 2007
Total Revenues	100%	100%	100%	21.3	37.8
Cost of sales	79.1	78.7	79.5	20.7	39.2
Selling, general and administrative expenses	10.2	11.0	10.7	32.0	34.0
Research and development expenses	1.3	1.9	1.8	84.1	29.1
Total operating expenses	11.4	13.0	12.5	37.7	33.2
Operating income	9.5	8.3	8.0	6.7	31.9
Non-operating income	0.9	1.5	1.4	*92.2	*36.4
Interest income	0.4	0.3	0.2	-13.0	-9.7
Interest expense	-1.5	-1.5	-1.6	24.2	45.6
Income before tax	9.3	8.5	8.0	11.5	28.8
Income tax expense	-2.6	-2.3	-2.4	10.2	44.4
Net income	6.7	6.2	5.5	13.2	20.7
* Includes gain on shares issued by subsidiary companies and gain on sale of holding in subsidiary companies with respect to fiscal 2006.

The following table sets forth selected data regarding our automotive operations for the periods indicated and the percentage change from period to period.

				Percentage Change
	Fiscal 2005	Fiscal 2006	Fiscal 2007	2005 to 2006	2006 to 2007
Total Revenues (Rs. Millions)	188,980	224,753	307,113	18.9	36.6
Net Income (Rs. Millions)	12,814	14,861	17,249	16.0	16.1
Net margin (%)	6.8	6.6	5.6

India (Unit Sales)	369,069	403,906	526,806	9.4	30.4
Outside India (Unit Sales)	35,035	55,957	62,622	59.7	11.9
Market Share in India (%)	26.8	27	28.5

The following table sets forth selected data regarding our other operations for the periods indicated and the percentage change from period to period.

				Percentage Change
	Fiscal 2005	Fiscal 2006	Fiscal 2007	2005 to 2006	2006 to 2007
Total Revenues (Rs. Millions)	11,014	18,061	27,017	64.0	49.6
Net Income (Rs. Millions)	487	385	1,064	-20.9	176.4
Net margin (%)	4.4	2.1	3.9

Cost Reduction:

We have been maintaining our cost advantage vis-à-vis foreign manufacturers who have entered the Indian market, by aggressively pursuing a number of cost reduction initiatives, including the following:-

•	Outsourcing vehicle design, development and testing activities to third parties and procurement of major aggregates and sub-assemblies from approved vendors.

•	Procurement of parts and consumables by e-sourcing and reverse auctions.

•	Sourcing of raw materials and components from global sources.

•	Value engineering and the use of alternate and new materials.

•	Adopting target costs, productivity and process improvements and rationalizing of our vendor base.

In the coming years, the globalization of the auto component industry in India may give us an opportunity to get international quality components at local prices. The opening of the Indian economy may also give us an opportunity to establish a global supply chain for meeting our cost and quality targets.

Fiscal 2007 Compared to Fiscal 2006

Revenues.

Our total consolidated gross revenues including finance revenues increased to Rs.377,753 million in fiscal 2007 from Rs.276,080 million in fiscal 2006, an increase of Rs.101,673 million, or 36.8%. The growth was driven by an increase in total vehicle volumes of 28.2%, improved realization per vehicle, continued robust growth in our vehicle financing activity resulting in 36.6% increase in revenues from automotive operations. Further, growth in revenues of our key non-automotive subsidiaries, namely Telcon, which registered a 39.8% increase in its revenues during fiscal 2007 and TTL which registered a 97.0% increase in its revenues during fiscal 2007.

Revenues from the domestic market for fiscal 2007 increased by 34.9% to Rs.267,419 million from Rs.198,172 million while revenues from markets outside India increased by 51% to Rs.64,106 million from Rs.42,443 million in 2006. The proportion of total revenues from markets outside India has increased from 5.4% in fiscal 2003 to 19.3% in fiscal 2007. This has been driven by our continued focus on improving our presence in international markets, through expansion of both our automotive and non-automotive businesses. We seek to continue to grow the proportion of revenues we draw from international operations.

The following is a discussion of our revenues for each of our business segments.

Revenues from Automotive Operations.

Automotive operations with revenue of Rs.307,113 million generate the largest proportion of our total revenues. Revenues from this segment increased by Rs.82,360 million, or 36.6% from Rs.224,753 million in fiscal 2006. This increase was primarily due to:

•	30.4% increase in domestic vehicle unit sales in India;

•	6.5% increase in international sales of vehicles;

•	89% increase in automotive financing revenues and;

•	Increase in revenues reported by automotive subsidiaries.

Domestic sales of vehicles produced by us during fiscal 2007 grew by 30.4%, crossing the half million vehicle sales mark in a year for the first time in our history. The increase was largely due to the continuing success of the Tata Ace, the launch of Indica facelift, Indica Xeta (1.2 litre), Indigo XL and Indigo DICOR during the fiscal year and also due to the successful implementation of the ban on overloading of trucks in India. International sales continued to grow during fiscal 2007 as a result of our successful entry into South Africa and increased focus on other traditional export markets, as well as the launch of MCVs in the South Korean market by TDCV. Continued focus on the Auto Financing business, following the merger of TFL with us, facilitated increased growth of this business. As of the end of fiscal 2007, “TataMotorfinance” (“TMF”), the brand name under which our vehicle financing division and our wholly-owned subsidiary, Tata Motors Finance Limited, operate, financed 31.0% of our domestic sales compared to 24.0% of our vehicles sold in the domestic market in fiscal 2006.

Revenues from Other Operations.

Revenues from our other operations increased by Rs.8,956 million or 49.6% to Rs.27,017 million in fiscal 2007 compared to the previous fiscal year, mainly due to an increase in revenues of significant non-automotive subsidiaries. In fiscal 2007, revenues of TTL and Telcon increased by 97 % and 39.8%, respectively. During fiscal 2006, HCM increased its stake in Telcon from 20% to 40% facilitating access to improved technology, overseas markets and increased manufacturing and component outsourcing opportunities for Telcon. Similarly, efficiencies derived from the acquisition of INCAT during fiscal 2006 helped increase the revenue growth of TTL.

Cost of Sales and Operating Expenses.

Cost of sales as a percentage of total revenues has increased to 79.5% from 78.7% The increase reflects primarily the combined impact of an increase in input prices, partially offset by the impact of continued cost cutting efforts. Also, an increase in depreciation expenses relating to production equipment and factory overheads as a result of capacity expansion and ongoing product development program contributed to the increase in cost of sales.

Selling, general and administrative expenses increased by Rs.9,037 million to Rs.35,623 million in fiscal 2007 from Rs.26,586 million in fiscal 2006. This was partially due to an increase in outward shipping expenses of Rs.8,549 million during fiscal 2007 as compared to Rs.6,092 million during fiscal 2006. Selling, general and administrative expenses as a percentage of total revenues decreased to 10.7% during fiscal 2007 compared with 11.0% during fiscal 2006.

Research and development expenses increased by 29.1% to Rs.6,018 million in fiscal 2007 from Rs.4,663 million in fiscal 2006 as a result of our ongoing initiative towards design and development of new vehicle models across all product categories, including the small car. As a percentage of total revenues, research and development expenses was 1.8% in fiscal 2007 compared to 1.9% in fiscal 2006.

Operating Income.

In fiscal 2007, our consolidated operating income increased by Rs.6,388 million to Rs.26,431 million from Rs.20,042 million in fiscal 2006.

Operating income from our automotive operations was Rs.23,607 million in fiscal 2007, an increase of Rs.4,685 million or 24.8% from Rs.18,922 million in fiscal 2006. Growth in sales volume by 28.2% , growth in vehicle financing revenues, cost reduction efforts, partly offset by increase in selling and general administration expenses in line with increase in volume and increase in research and development expenses contributed to the increase in operating income for fiscal 2007.

Operating income from our other operations increased by Rs.1,720 million or 162.3% to Rs.2,779 million in fiscal 2007 from Rs.1,059 million in fiscal 2006. This increase was primarily due to an improvement in the revenues of our key subsidiaries, especially Telcon (posting a 39.8% increase) and TTL (posting a 97% increase).

Other Income and Expenses.

We had total net non-operating expenses of Rs.40 million in fiscal 2007 as compared to a total net non-operating income of Rs.446 million in fiscal 2006. The interest expense (net) increased from Rs.3,055 million to Rs.4,816 million mainly due to increased financing requirements and increase in interest rates during fiscal 2007. This increase was offset by foreign exchange gains (net) Rs.1,856 million and increase in other non-operating income of Rs.951 million. Non-operating income for fiscal 2006 included Rs.1,532 million on account of gain of sale of equity interest in subsidiary.

Income Taxes

Income tax expense increased to Rs.8,113 million from Rs.5,618 million during fiscal 2007. The effective tax rate during fiscal 2007 was 30.7% compared to 27.4% in fiscal 2006. Increase in tax rate is primarily on account of tax on undistributed earnings of subsidiaries and a tax benefit recorded in fiscal 2006 on sale of shares of a subsidiary company. The increase was partially offset by higher tax benefit on research and development and tax free dividend income.

Minority Interest in Consolidated Subsidiaries and Equity in Earnings of Affiliates.

Share of minority interest in profits of consolidated subsidiaries in fiscal 2007 increased to Rs.719 million compared to Rs.331 million in fiscal 2006. The increase is on account of profits attributable to minorities consequent to increased minority holding in Telcon from 20% to 40% in December 2005, coupled with higher profits of Telcon during the fiscal 2007.

Equity in the net income of affiliates was Rs.552 million during fiscal 2007, representing an increase of 17.2% from Rs.471 million during fiscal 2006. This change was primarily due to an increase in profits of our affiliate Tata Cummins Ltd.

Net Income.

Our consolidated net income for fiscal 2007 was Rs.18,112 million, representing an increase of 20.7% from Rs.15,011 million fiscal 2006. This increase was the result of:

•	28.2% increase in vehicle unit sales in fiscal 2007 compared to fiscal 2006.

•

Continued cost reductions, which were partially offset by an increase in input commodity prices. Prices of commodity items, particularly steel, non-ferrous metals, rubber and engineering plastics, witnessed an upward movement, which was partially offset by the cost reduction initiatives pursued by the company. Consequently, our raw material cost as a proportion of our total revenues increased to 62.6% in fiscal 2007 from 62.4% in fiscal 2006.

•

31.9% increase in operating income from Rs. 20,042 million in fiscal 2006 to Rs.26,431 million in fiscal 2007, which was the result of an increase of 24.8% and 162.3% of the operating income of our automotive operations and other operations, respectively.

Net income as a percentage of total revenues declined to 5.5% in fiscal 2007 from 6.2% in fiscal 2006.

Fiscal 2006 Compared to Fiscal 2005

Revenues.

Our total consolidated gross revenues including finance revenues increased to Rs.276,080 million in fiscal 2006 from Rs.230,158 million in fiscal 2005, an increase of Rs.45,922 million, or 20%. The growth was driven by an increase in total vehicle volumes of 13.8%, improved realization per vehicle and robust growth in our vehicle financing business following the amalgamation of the erstwhile Tata Finance Ltd. This has resulted in 30.9% increase in revenues of automotive segment. Further, growth in revenues of our key non-automotive subsidiaries, namely TTL, registered a 200% increase in its revenues and Telcon which registered a 39.3% increase in its revenues during fiscal 2007.

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

Revenues from Automotive Operations.

Automotive operations generate the largest portion of our revenues. Revenues from this segment increased by Rs.35,773 million, or 18.9%, to Rs.224,753 million in fiscal 2006 compared to fiscal 2005. This increase was primarily due to:

•	9.4% increase in domestic vehicle unit sales in India

•	59.7% increase in international sales of vehicles

•	132% increase in automotive financing revenues to Rs.3,729 million

•	increase in revenues reported by automotive subsidiaries during fiscal 2006.

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

Cost of Sales and Operating Expenses.

Cost of sales as a percentage of total revenues has increased to 78.7% from 79.1%. The increase reflects primarily the combined impact of an increase in input prices, particularly for steel, rubber and engineering plastics, partially offset by the impact of continued cost cutting efforts. Also, an increase in depreciation expenses relating to production equipment and factory overheads as a result of capacity expansion contributed to the increase in cost of sales.

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

Other Income and Expenses.

We had a total net non-operating income of Rs.446 million during fiscal 2006 as compared to a total net non-operating expense of Rs.410 million in fiscal 2005, representing an increase of Rs. 856 million.

Interest expense (net) increased to Rs.3,055 million in fiscal 2006 from Rs.2,232 million in fiscal 2005, primarily due to an increase in borrowings on account of the vehicle financing business and also due to an increase in our borrowing costs caused by an increase in interest rates in India during the fiscal year. This increase was offset by gain on sale of holding in subsidiaries of Rs. 1,532. The balance represents net increase in other non-operating revenue.

Income Taxes.

Income tax expense increased to Rs.5,618 million during fiscal 2006 compared to Rs.5,100 million in fiscal 2005. The effective tax rate during fiscal 2006 was 27.4% as compared to 27.7% in the fiscal 2005. During fiscal 2006, a reduction in permanent tax benefits on account of lower dividend income as well as higher tax provision on undistributed income of subsidiaries, were partly offset by permanent tax benefits on account of a weighted deduction of 150% on research and development expenses and long term capital gain benefits of the sale of stake in a subsidiary.

Minority Interest in Consolidated Subsidiaries and Equity in Earnings of Affiliates.

Share of minority interest in profits of consolidated subsidiaries during fiscal 2006 was Rs.331 million as compared to Rs.366 million in fiscal 2005. The decline is mainly on account of the reduction in the rate of profit by TACO.

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

•	13.8% increase in vehicle unit sales

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

Recent Accounting Pronouncements

In June 2006, the FASB issued FIN 48, Accounting for Uncertainty in Income Taxes an interpretation of FASB Statement No. 109. This Interpretation clarifies the accounting for uncertainty in income taxes recognized in an enterprise’s financial statements in accordance with FASB Statement No. 109, Accounting for Income Taxes. This Interpretation prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. This Interpretation also provides guidance on de-recognition, classification, interest and penalties, disclosure, etc. This interpretation is applicable from the fiscal year beginning after December 15, 2006. The impact, if any, on account of this interpretation is under evaluation.

In September 2006, FASB issued SFAS No. 158, Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans – an amendment of FASB Statements No. 87, 88, 106, and 132(R) (“SFAS 158”). FAS 158 requires employers to recognize the overfunded or underfunded status of their defined benefit postretirement plans as an asset or a liability on their balance sheets, and to recognize changes in that funded status in the year in which the changes occur through comprehensive income. The company adopted the provisions regarding recognition of funded status and disclosure under FAS 158 for the year ended March 31, 2007. See note 20 to the consolidated financial statements for the impact of the adoption of the provisions of SFAS 158.

In September 2006, the FASB issued SFAS 157 Fair Valuation Measurement which provides a definition of fair value, establishes a framework for measuring fair value and requires expanded disclosures about fair value measurements. SFAS 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007 and interim periods within those fiscal years. The provisions of SFAS 157 should be applied prospectively. The company is evaluating the application of this statement.

In February 2007, the FASB issued SFAS 159, The Fair Value Option for Financial Assets and Financial Liabilities. SFAS 159 permits measurement of recognized financial assets and liabilities at fair value with some certain exceptions such as investments in subsidiaries, obligations for pension or other postretirement benefits, and financial assets and financial liabilities recognized under leases. Changes in the fair value of items for which the fair value option is elected should be recognized in income or loss. The election to measure eligible items at fair value is irrevocable and can only be made at defined election dates or events, generally on an instrument by instrument basis. Items for which the fair value option is elected should be separately presented or parenthetically be disclosed in the statement of financial position. SFAS 159 also requires significant new disclosures that apply for interim and annual financial statements. SFAS 159 shall be effective for fiscal years beginning after November 15, 2007 with earlier adoption permitted, if certain conditions are met. The company is evaluating the application of this statement.

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

We finance vehicle sales with hire purchase and loan financing provided to our customers. Finance receivables are reported at their outstanding unpaid principal balance reduced by a valuation allowance and net of any deferred origination costs.

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

B. Liquidity and Capital Resources.

We finance our capital requirements by cash from operations, debt, capital market borrowings and sale of investments. As of March 31, 2007 our borrowings (including short term debt) were Rs.79,137 million. We believe that we have sufficient resources available to us to meet our planned capital requirements. However, our sources of funding could be adversely affected by an economic slowdown or other macro economic factors in India, which are beyond our control. A decrease in the demand for our products and services could lead to an inability to obtain funds from external sources on acceptable terms or in a timely manner, or at all. For our loan maturity profile, See Item 5.B “— Liquidity and Capital Resources — Liabilities and Sources of Financing”.

Subsequent to March 31, 2007 our shareholders at the Annual General Meeting held on July 9, 2007, approved of the increase in borrowing limits (apart from temporary loans obtained or to be obtained from our bankers in the ordinary course of business) from Rs.75 billion to Rs.120 billion.

Cash Flow Data

The following table sets forth selected items from our consolidated statements of cash flows for the periods indicated and shows the percentage change between periods.

				Percentage Change
	2005	2006	2007	2005 to 2006	2006 to 2007
Net Cash provided by Operating Activities:	23,627	5,666	17,498	-76.0%	208.9%
Net Income	13,256	15,011	18,112
Adjustments	5,276	5,254	7,887
Changes in Operating Assets and Liabilities	5,095	(14,599)	(8,501)
Net Cash used in Investing Activities	35,406	9,050	53,964	-74.4%	496.3%
Purchase of Property,Plant and Equipment and Intangible Assets (Net)	8,847	10,539	24,236
Net Investments, Short Term deposits and Loans given	15,704	(20,215)	(6,155)
Acquisitions	187	4,304	—
Finance Receivables (net of proceeds from sale)	10,946	14,611	36,333
Others	(278)	(189)	(450)
Net Cash provided by Financing Activities	9,987	4,450	38,474	-55.4%	764.5%
Equity Issuance (Net of issue expenses)	756	259	(1)
Proceeds from issue of shares by a subsidiary to minority shareholders	739	415	162
Dividends Paid (including to minority shareholders of subsidiaries)	(1,773)	(5,275)	(5,830)
Net Borrowings	10,265	9,051	44,143

See consolidated statement of cash flows on Pages F-6 and F-7 for details.

Net cash provided by operating activities was Rs.23,627 million, Rs.5,666 million and Rs.17,498 million in fiscal 2005, 2006 and 2007, respectively. An increase in accounts payable was offset by an increase in inventories, accounts receivable and other current assets. Our accounts receivable increased by Rs.1,720 million, Rs.2,782 million and Rs. 4,993 million in fiscals 2005, 2006 and 2007, respectively.

Net cash used in investing activities was Rs.35,406 million, Rs.9,050 million and Rs.53,964 million in fiscal 2005, 2006 and 2007, respectively. During fiscal 2007, cash used in investing activities was primarily towards increase in finance receivables and capital expenditure relating mostly to a capacity expansion of our production facilities, introduction of new products, quality and reliability improvement aimed at operating cost reductions. Cash outflow on account of capital expenditures for property, plant and equipment were Rs.8,557 million, Rs.10,355 million and Rs.24,122 million in fiscal 2005, 2006 and 2007, respectively.

There was a net cash inflow from financing activities of Rs.9,987 million, Rs.4,450 million and Rs.38,474 million during fiscals 2005, 2006 and 2007, respectively. During fiscal 2007, we repaid long term debt of Rs.2,292 million, and Rs.21,667 million was received from proceeds related to the issue of long term debt.

Certain of our subsidiaries and equity method affiliates have contractual and other limitations in respect of their ability to transfer funds to us in the form of cash dividends, loans or advances. However this has not had and is not expected to have any impact on our ability to meet our cash obligations.

Balance Sheet Data.

Total Assets were Rs.271,015 million and Rs.202,158 million as of March 31, 2007 and 2006, respectively. The increase in the total assets during fiscal 2007 was primarily due to a significant increase in finance receivables following the robust growth in the vehicle financing business, increase in property, plant and equipment and other non-current assets.

Total shareholders’ equity was Rs.91,369 million and Rs.81,016 million as of March 31, 2007 and 2006, respectively. Share capital increased from Rs.3,829 million as of March 31, 2006 to Rs.3,854 million as of March 31, 2007 and additional paid-in-capital increased from Rs.38,774 million to Rs.39,711 million as of March 31, 2007. The increase was attributable to the conversion of outstanding convertible debt securities. As of March 31, 2007, an aggregate of 99.94% of our issued $100 million 1% Convertible Notes due 2008 and 93.89% of our issued $100 million Zero Coupon Convertible Notes due 2009 were converted into ADSs/ordinary shares. Retained earnings were Rs.32,135 million as of March 31, 2007 compared to Rs.20,401 million as of March 31, 2006.

Our total debt stood at Rs.79,137 million as of March 31, 2007 compared to Rs.36,641 million as of March 31, 2006. This increase was mainly on account of an increase in short term debt raised during the fiscal year to fund the growth in our vehicle financing activity and an increase in long term debt raised to support our on going capital expenditure program and our growing vehicle financing activity. The short term debt, excluding the current portion of the long-term debt, was Rs.33,145 million as of March 31, 2007 as compared to Rs.7,973 million as of March 31, 2006, while the long term debt, excluding the current portion, increased from Rs.27,203 million to Rs.40,235 million as of March 31, 2007. Including the current portion of long-term debt, the short term debt was Rs.38,902 million as of March 31, 2007 compared to Rs.9,438 million as of March 31, 2006, respectively.

As of March 31, 2007, we had cash and cash equivalents of Rs.7,653 million of which Rs. 997 million is held foreign currencies compared to Rs.6,316 million of which Rs. 1,678 million is held in foreign currencies as of March 31, 2006. Short-term bank deposits were Rs.173 million as of March 31, 2007 as compared to Rs.4,915 million as of March 31, 2006. This decline is attributable to utilization of such deposits.

Gross accounts receivables increased by 35.1% during fiscal 2007 by Rs.5,203 million to Rs.20,031 million as of March 31, 2007.

Gross finance receivables (excluding non-current receivables) stood at Rs.29,434 million as of March 31, 2007 as compared to Rs.21,300 million as of March 31, 2006. This increase was primarily due to a significant increase in vehicle financing driven by increased units financed.

As of March 31, 2007, inventories stood at Rs.33,923 million as compared to Rs. 26,304 million as of March 31, 2006, primarily reflecting the impact of increased unit production. Also, on account of an increase in prices of commodities, especially steel and non-ferrous metals, inventory of raw materials and components increased during the fiscal year. Inventory number of days decreased to 33 days in fiscal 2007, compared to 35 days in fiscal 2006.

Our investment portfolio decreased to Rs.22,258 million as of March 31, 2007 compared to Rs.24,851 million as of March 31, 2006. The decrease was primarily due to the sale of available-for-sale investments during the year.

As of March 31, 2007, goodwill and intangible assets stood at Rs.10,229 million compared to Rs.9,389 million as of March 31, 2006.

Capital Expenditure

Capital expenditure aggregated Rs.25,277 million, Rs.10,734 million and Rs.9,163 million during fiscals 2007, 2006 and 2005, respectively. Our capital expenditures during the past three years have related mostly to capacity expansion of our production facilities, the introduction of new products like Tata Ace, quality and reliability improvements aimed at operating cost reductions.

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

As a part of our future growth strategy for the domestic market and to seek a meaningful presence in the global markets, we plan to incur approximately Rs.120 billion in the next three to four fiscal years towards product development, capital expenditure in capacity enhancement, plant renewal and modernization and other meaningful growth opportunities. These expenditures are expected to be funded largely through cash generated from operations, existing investible surplus in the form of cash and cash equivalents, investment securities and other external financing sources

Liabilities and Sources of Financing

We fund our short-term working capital requirements with cash generated from operations, overdraft facilities with banks, short and medium term borrowings from lending institutions, banks and commercial paper. The maturities of these short and medium term borrowings and debentures are generally matched to particular cash flow requirements. We had short term borrowings (including the current portion of long-term debt) of Rs.38,902 million and Rs.9,438 million as of March 31, 2007 and 2006, respectively. We had unused short-term credit facilities of Rs.19,871 million and Rs.23,637 million as of March 31, 2007 and 2006, respectively.

In July 2003, we raised US$ 100 million through an offering of 1% convertible notes, due in 2008. The notes are convertible into ordinary shares or global depositary shares, at the option of the holder, at a price of Rs.250.745 per ordinary share. The notes are subject to redemption at our option any time after July 31, 2006. Unless previously converted, redeemed or purchased and cancelled, the Notes are redeemable on July 31, 2008 at 116.824% of the principal amount. US$ 0.06 million of these notes were outstanding as on March 31, 2007.

On April 27, 2004, we raised $400 million through a two-tranche offering of zero coupon and 1% convertible notes due in 2009 and 2011, respectively. The $100 million zero coupon notes, due in 2009, are convertible into ordinary shares or global depositary shares at a price of Rs.573.106 per share, subject to adjustment, from and including June 7, 2004 to and including March 28, 2009 and are subject to redemption at our option any time on or after April 27, 2005. The $300 million 1% notes, due in 2011, are convertible into ordinary shares or depositary shares at a price of Rs.780.400 per share, subject to adjustment, from and including June 7, 2004 to and including March 28, 2011. For each tranche, there is a fixed rate of exchange of on conversion of Rs.43.85 =US$ 1.00. $6.2 million of the $100 million zero coupon notes, due in 2009, were outstanding as on March 31, 2007. None of $300 million 1% notes, due in 2011 were converted prior to March 31, 2007

On March 20, 2006, we issued an aggregate principal amount of JP ¥ 11,760 million (Rs.4,500.3 million) of Zero Coupon Convertible Notes due on March 21, 2011, resulting in proceeds to us of $100 million. The noteholders have an option to convert these notes into ordinary shares or ADSs at an initial conversion price of Rs.1,001.39 per share with a fixed rate of exchange on conversion of Rs.1.00 per JP¥ 2.66, from and including May 2, 2006 to and including February 19, 2011. The conversion price will be subject to certain adjustments. Further, we have a right to redeem in whole, but not in part, these notes at any time on or after March 20, 2009 but prior to February 8, 2011, subject to certain conditions. Unless previously converted, redeemed or purchased and cancelled, these notes will be due for redemption on March 21, 2011, at 99.253% of the principal amount. None of these Notes were converted prior to March 31, 2007.

On July 11, 2007, we issued an aggregate principal amount of US $ 490 million (Rs.19,927.08 million) of Zero Coupon Convertible Alternative Reference Securities (“CARSTM”) due on July 12, 2012. The noteholders have an option to convert these notes into (i) in the event there has been a Qualifying Issue (as defined in the Indenture relating to the CARSTM ) by the time of conversion, into Qualified Securities (“QSs”), or (ii) in the event that there has not been a Qualifying Issue by the time of conversion or there has been a Qualifying Issue but we notify the holders of the CARS™ (the “Holders”) that the CARS™ are no longer convertible into QSs, into our newly issued ordinary shares or ADSs at the option of the Holders. The conversion may be made by the Holders at any time during the period from and including October 11, 2011 to and including June 12, 2012 at an initial conversion price (the “Conversion Price”) of Rs. 960.96 per Share (equivalent to US$23.67 at a fixed rate of exchange on conversion of Rs.40.59 = US$1.00 (the “Fixed Conversion Rate”)). The Conversion Price is subject to adjustment in certain circumstances. Further, we have a right to redeem in whole, but not in part, these notes at any time on or after October 11, 2011, subject to certain conditions. Unless previously converted, redeemed or purchased and cancelled, these notes will be due for redemption on July 12, 2012, at 131.82% of the principal amount. None of these Notes were converted prior to March 31, 2007.

Our ability to incur additional debt in the future is subject to a variety of uncertainties including, among other things, the amount of capital that other Indian entities may seek to raise in the domestic and foreign capital markets, economic and other conditions in India that may affect investor demand for our securities and those of other Indian entities, the liquidity of Indian capital markets and our financial condition and results of operations. We have a dynamic risk management policy concerning foreign exchange and asset risks faced by the Company.

The following table sets forth our short-term and long-term debt position:

	Fiscal 2006	Fiscal 2007
	(Rs. in millions)
Total short-term debt (excluding current portion of long-term debt)	7,973	33,145
Total current portion of long-term debt	1,465	5,757
Long-term debt net of current portion	27,203	40,235

Total Debt	36,641	79,137

During fiscal 2007 and 2006 , the effective weighted average interest rate on our long-term debt was 4.84% and 4.60% per annum, respectively.

As of March 31, 2007, approximately 53.4% of our long-term debt was denominated in rupees and the balance was denominated in dollars and other non-rupee currencies. During fiscal 2007, our effective cost of borrowing increased due to increase in interest rates in India during the fiscal year.

The following table sets forth a summary of the maturity profile for our outstanding long-term debt obligations as of March 31, 2007.

Payments Due by Period	Rs. in millions
Repayment within 1 year	5,757
After one and up to two years	14,448
After two and up to five years	25,719
After five and up to ten years	68

Total	45,992

Some of the long-term debt agreements contain financial covenants that require us to satisfy and/or maintain financial tests and ratios on a non-consolidated basis under Indian GAAP, including debt service coverage ratios, long term debt to equity ratios, minimum net worth and external liabilities to net worth ratios and maintaining non-performing assets of less than 3% of finance receivables. The terms of certain of our long-term debt agreements require us to obtain prior consent for certain specified actions including amendment of our charter documents and for creation of any lien on our properties other than for specified purposes.

As a result of our increase in our long term debt during fiscal 2007 as compared to fiscal 2006, the ratio of net debt to shareholders’ equity (total debt less cash and cash equivalents and liquid marketable securities divided by total shareholders’ equity) under US GAAP increased from 0.34 to 0.77 as of March 31, 2006 and 2007, respectively. Details of the calculation of this ratio are set forth in Exhibit 7.1 to this annual report.

The following table sets forth our contingent liabilities as of the dates indicated.

	Fiscal 2005	Fiscal 2006	Fiscal 2007
	(Rs. in millions)
Income tax	1,157	2,837	6,342
Excise duties	1,231	479	869
Sales tax	3,842	1,907	2,463
Other taxes and claims(1)	1,241	1,179	1,161
Other contingencies(2)	9,894	24,184	58,083

Total	17,365	30,586	68,918

(1)	Other taxes and claims include claims by other revenue authorities and distributors. See Item 4.B “—Business Overview — Legal Proceedings”, of this annual report.
(2)	Other contingencies consisted of:
•	Rs.3,271 million, Rs.6,522 million, and Rs.5,700 million in fiscal 2005, 2006 and 2007, respectively with respect to liabilities for bills discounted and export sales on deferred credit,
•

Rs.799 million, Rs.5,113 million and Rs.11,767 million in fiscal 2005, 2006 and 2007 respectively with respect to other guarantees, including with respect to receivables assigned by way of securitization, and

•	Rs.5,823 million, Rs.12,549 million and Rs.40,616 million in fiscal 2005, 2006 and 2007 respectively with respect to executory contracts on capital accounts not otherwise provided for.

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

Since fiscal 1997, we have benefited from participation in the Export Promotion Capital Goods Scheme, or the EPCG Scheme, which permits us to import capital equipment under a special license at a substantially reduced customs duty, subject to us fulfilling an obligation to export goods manufactured or produced by the use of capital equipment imported under the EPCG Scheme to the value of a multiple of the cost insurance and freight value of these imports or customs duty saved, over a period of 8 or 12 years from the date of obtaining the special license. We currently hold eight licenses that require us to export our products of a value of approximately Rs.71.49 billion between 2002 and 2015, and we carefully monitor our progress in meeting our incremental milestones. Of this amount, we have already achieved exports of approximately Rs.50.05 billion as of March 31, 2007. This leaves us with a remaining obligation to export products of a value of approximately Rs.21.44 billion by March 2015. In the event that the export obligation under the EPCG Scheme is not fulfilled, we would have to pay the differential between the reduced and normal duty on the goods imported along with interest. In view of our past record of exceeding our export milestones, and our current plans with respect to our export markets, we do not currently foresee any impediments to meeting our export obligations in the required time frame.

Finance Receivables

In fiscal 2007 and 2006, 31% and 24%, respectively, of our sales volumes were financed under hire-purchase/loan contracts to our customers. As of March 31, 2007 and 2006, our customer finance receivable portfolio was comprised of 383,738 contracts and 228,838 contracts, respectively, with gross stock-on-hire of approximately Rs.157,330 million and Rs.90,167 million, respectively. We follow specified internal procedures including quantitative guidelines for selection of our finance customers to assist in managing default and repayment risk in our portfolio, and take security against loans extended. We originate all the contracts through our authorized dealers with whom we have long-term agreements. All our marketing and sales activity is undertaken through dealers, including our division known as Tata Motorfinance and our subsidiary company Tata Motor Finance Ltd., and collections are carried out by our authorized dealers.

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

•	by way of over-collateralization or by investing in subordinate pass-through certificates to secure the obligations of the purchasers.

The following table sets forth details of the securitization undertaken by us as of the periods indicated:

	Fiscal 2006	Fiscal 2007
	(Rs. million )
Securitized value	72,684	122,967
Balance payable	35,972	59,847
Overdue as a % of amount securitized	1.3%	2.2%

Recent Developments.

On July 11, 2007, we issued an aggregate principal amount of US $ 490 million (Rs.19,927.08 million) of Zero Coupon Convertible Alternative Reference Securities (“CARSTM”) due on July 12, 2012. The noteholders have an option to convert these notes into (i) in the event there has been a Qualifying Issue (as defined in the Indenture relating to the CARSTM ) by the time of conversion, into Qualified Securities (“QSs”), or (ii) in the event that there has not been a Qualifying Issue by the time of conversion or there has been a Qualifying Issue but we notify the holders of the CARS™ (the “Holders”) that the CARS™ are no longer convertible into QSs, into our newly issued ordinary shares, or ADSs, each currently representing one Share, at the option of the Holders.

In June 2007, we launched two new products: the Magic and the Winger. The Magic, developed on the platform of our successful Tata Ace, is a four-wheel vehicle for public transportation in the urban and rural areas. The Winger—India’s only maxi-van, offers a blend of the comfort of a car with the spaciousness of a bus for intra-city and long distance transportation needs. We believe that the two products will create new segments and in a complementary manner help to cover the full spectrum of customer needs in mass transportation.

On September 18, 2007, Mr. Praveen P. Kadle resigned from his position as Executive Director (Finance and Corporate Affairs) of Tata Motors and was appointed as Managing Director of Tata Capital Limited. Tata Capital Limited is a new company promoted by Tata Son, and will be the main financial services provider among the Tata Sons promoted entities. Mr. C. Ramakrishnan was appointed as the Chief Financial Officer of Tata Motors with effect from September 18, 2007.

Capacity expansion plans.

We have acquired land on a long term lease in Singur at West Bengal and Dharwad at Karnataka for setting up additional manufacturing capacities for passenger and commercial vehicles.

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

Assets in off-balance sheet entities were as follows:

	Fiscal 2006	Fiscal 2007	Fiscal 2007
	(in Rs. millions)		(in US$ millions)
Finance receivables	35,972	59,847	1,389

We have provided bank guarantees aggregating Rs. 11,767 million relating to certain securitized receivables to certain special purpose entities (“SPEs”). Our liability would crystallize in the event customers fail to fulfill their obligations under the contract and the SPE serves a notice of shortfall in collections on us. The term of each guarantee depends upon the weighted average term of each pool of finance receivables securitized. In the event a guarantee is called, we have the right to repossess the financed vehicle and to auction the vehicle. The maximum potential amount of future payment that we would be required to make is Rs.11,767 million as of March 31, 2007. We have recognized a liability of Rs.1,079 million for these guarantees.

F. Tabular Disclosure of Contractual Obligations.

	Payments due by Period
	(Rs. in millions)
	Total	Less than 1 year	1 year to 3 years	3 years to 5 years	5 years or more
Long Term Debts	45,992	5,757	21,546	18,621	68
Capital Leases	95	30	41	24	—
Operating Leases	623	175	262	132	54
Purchase obligations	40,616	37,983	2,633	—	—
Other Liabilities	8,595	—	5,237	826	2,532

Total	95,921	43,945	29,719	19,603	2,654

Item 6.	Directors, Senior Management and Employees.

A. Directors and Senior Management.

Board of Directors.

Under our Articles of Association, the number of our Directors cannot be less than three nor more than fifteen. At present, there are ten Directors, including a nominee Director of Tata Steel Limited, or Tata Steel. Our Board of Directors, or the Board, has the power to appoint Managing Directors and Executive Directors.

Our Articles of Association provide that the Board of Directors of Tata Steel, which, with its subsidiary, owns, as of March 31, 2007, 8.62% of our shares, has the right to nominate one Director (the Steel Director) to the Board. Dr. J.J. Irani is the current nominee Director of Tata Steel.

In addition, our Articles of Association provide that (a) our debenture holders have the right to nominate one Director (the Debenture Director) if the trust deeds relating to outstanding debentures require the holders to nominate a Director; and (b) Financial Institutions in India, have the right to nominate two Directors, (the Financial Institutions Director) to the Board pursuant to the terms of loan agreements. Currently, there is no Debenture Director or Financial Institutions Director on the Board.

Mr. S. A. Naik, previously Director, retired at the Annual General Meeting held on July 9, 2007 and did not seek re-election.

In May 2007, Mr. P. M. Telang was appointed as our Executive Director and is now responsible for Commercial Vehicle Business. In August 2007, Dr. R. A. Mashelkar was appointed as our Non-Executive Independent Director.

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

Two-thirds of the total numbers of Directors on the Board are subject to retirement by rotation, and of these Directors, one third must retire every year. The Directors to retire are those who have been the longest in office. Our Directors are not required to hold any of our shares by way of qualification shares.

As of March 31, 2007, our Directors and Executive Officers, in their sole and joint names, beneficially held an aggregate of 77,572 shares (approximately 0.02% of our issued share capital). In addition, some of our Directors hold as trustees for various non-affiliated trusts, an aggregate of 354,976 shares (representing approximately 0.09% of our issued share capital).

The following table provides information about our current Directors, Executive Officers and Chief Financial Officer as at September 24, 2007:

Name	Position	Date of Birth/ Business Address (1)	Year appointed as Director or Executive Officer or Chief Financial Officer	Expiration of Term	Number of shares beneficially owned as of September 24, 2007 (2)
Ratan N. Tata	Chairman	Dec. 28, 1937	1981	2008	53,288
N.A. Soonawala	Director	Jun. 27, 1935	1989	2007	Nil
J.J. Irani	Director	Jun. 2, 1936	1993	Non-rotational	1,850
V.R. Mehta	Director	Jan. 12, 1934	1998	2009	9,332
R. Gopalakrishnan	Director	Dec. 25, 1945	1998	2008	3,750
N.N. Wadia	Director	Feb. 15, 1944	1998	2009	Nil
Ravi Kant	CEO & Managing Director	Jun. 1, 1944	2000	Non-rotational	Nil
S. M. Palia	Director	Apr. 25,1938	2006	2010	200
P. M. Telang	Executive Director	Jun. 21, 1947	2007	2012	1120
R. A. Mashelkar	Director	Jan. 1, 1943	2007	2008	Nil
C. Ramakrishnan	Chief Financial Officer	Jun. 27, 1955	2007	—	372

(1)	The business address of each of our Directors, Executive Officers and Chief Financial Officer, other than as described immediately below, is Bombay House, 24 Homi Mody Street, Mumbai 400 001. The business address of V.R. Mehta is Ganesh Deep, 373, Anand Vihar, Block ‘D’, New Delhi 110 092, India, the business address of N.N. Wadia is The Bombay Dyeing & Manufacturing Co. Ltd., Hemming Building Office, Pandurang Budhkar Marg, Prabhadevi, Mumbai 400 025, India, the business address of S. M. Palia is 16, Ruchir Bungalows, Vastrapur, Beyond Sarathi Hotel, Ahmedabad-380054, the business address of R. A. Mashelkar is Raghunath, D-4, Varsha Park, Baner, Pune 411045, India.
(2)	Each of our Directors, Executive Officers and Chief Financial Officer beneficially owns less than 1% of our shares as of March 31, 2007.

Biographies

Set forth below is a short biography of each of our Directors, Executive Officers and Chief Financial Officer:

Mr. Ratan N. Tata (Chairman). Mr. Tata holds a B.Sc. (Architecture) degree from Cornell University, USA and has completed the Advanced Management Program at Harvard University, USA. He joined NELCO Limited in 1962 and is the Chairman of the Tata Sons Limited and other Tata Sons promoted entities including us. Mr. Tata is associated with various organizations in India and abroad. He is the Chairman of the Government of India’s Investment Commission and a member of Prime Minister’s Council on Trade and Industry, the National Hydrogen Energy Board and the National Manufacturing Competitiveness Council. He also serves, on the International Investment Council, South Africa, the International Business Advisory Council of the British Government, the Asia-Pacific Advisory Committee to the Board of Directors of the New York Stock Exchange and the International Advisory Boards of the Mitsubishi Corporation, the American International Group and JP Morgan Chase. Mr. Tata has been on our Board since August 1981 and has spent more than 14 years in an executive capacity and is actively involved with product development and other business strategies pursued by us.

Mr. N.A. Soonawala. Mr. Soonawala is an honors graduate in commerce from the University of Bombay and a Chartered Accountant from the Institute of Chartered Accountants of India. He has wide exposure in the field of finance, including having previously worked with ICICI, Washington. He joined Tata Sons Limited in 1968 and was a Finance director until June 2000. He is on the boards and committees of various Tata Sons promoted entities including Tata Sons as Director. Mr. Soonawala has been on our Board since May 1989.

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

Mr. R. Gopalakrishnan. Mr. Gopalakrishnan holds a Bachelor’s degree in Science and a B.Tech (Electronics) degree from the Indian Institute of Technology (IIT), Kharagpur. He is also an Executive Director of Tata Sons Limited and a member of the Group Executive Office of Tata Sons Limited, besides being on the Boards of various Tata companies. Prior to joining Tata Motors in August 1998, he was the Vice-Chairman of Hindustan Lever Limited.

Mr. N.N. Wadia. Educated in the UK, Mr. Wadia is the Chairman of Bombay Dyeing & Manufacturing Company Limited and heads the Wadia Group. He is also the Chairman/Trustee of various charitable institutions and non-profit organizations. Mr. Wadia has been on our Board since December 1998.

Mr. S. M. Palia. Mr. Palia is a graduate, both in Commerce and Law with CAIIB and AIB ( London ) degree in banking. Mr.Palia was a development banker by profession prior to his retirement. From 1964-1989, he worked for the Industrial Development Bank of India, where he held a number of positions, including that of an Executive Director. He has also acted as an advisor to the Industrial Bank of Yeman and the Industrial Bank of Sudan, under World Bank assistance programmes. In addition, he was the Managing Director of Kerala Industrial and Technical Consultancy Organization Limited, a company set up to provide consultancy services to micro, small and medium enterprises. Mr. Palia is on the Boards of various companies in the industrial and financial service sectors and is also actively involved as a trustee in various non governmental organizations and trusts. He was appointed on our Board with effect from May 19, 2006. Mr. Palia is also the financial expert on the Audit Committee.

Dr. R. A. Mashelkar, Dr. Mashelkar is a chemical engineer who has recently retired from the post of Director General from the CSIR, an industrial research and development institutions chain. Dr. Mashelkar is the President of the Indian National Science Academy (INSA), National Innovation Foundation, Institution of Chemical Engineers, and UK and Global Research Alliance. Dr. Mashelkar has also been elected as a Fellow / Associate of the Royal Society (FRS), London (1998), National Academy of Science (USA) (2005), US National Academy of Engineering (2003), Royal Academy of Engineering, UK (1996) and World Academy of Art & Science, USA (2000). Dr Mashelkar has won over 50 awards and medals at national and international levels, including the JRD Tata Corporate Leadership Award and the Stars of Asia Award (2005).

Mr. Ravi Kant (Managing Director). Mr. Kant holds a Bachelor of Technology degree from the IIT, Kharagpur and a Masters in Science in management techniques from Aston University, Birmingham, UK. Mr. Kant has wide and varied experience in the manufacturing and marketing field, particularly in the automobile industry. Prior to joining us, he was with Philips India Limited as Director of Consumers Electronics business and prior to that, with LML Ltd. as Senior Executive Director (Marketing) and Titan Watches Limited as Vice President (Sales & Marketing). Mr. Kant was also employed with Kinetic Engineering Limited, Hindustan Aluminum Company Limited and Hawkins Cookers Limited. Mr. Kant had been an Executive Director since May 2000, responsible for manufacturing and marketing of commercial vehicles and manufacturing of utility vehicles and was appointed as our Managing Director on July 29, 2005 and now overseas our day to day operations. Mr. Kant is our CEO.

Mr. P. M. Telang (Executive Director). Mr. Prakash Telang holds a Bachelor’s Degree in Mechanical Engineering and an MBA from IIM, Ahmedabad. Mr. Telang has over three decades of functional expertise in the automotive industry and machinery manufacturing. From August 1967 to June 1970, he served as Assistant Engineer at M/s Larsen & Toubro, he joined the TAS (Tata Administrative Services) cadre in June 1972. Since joining Tata Motors Limited, he has been responsible for product development, manufacturing, sales and marketing functions of the Strategic Business unit of the Light & Small Commercial Vehicles division. Mr. Telang has been appointed as Executive Director (Commercial Vehicles) of the Company effective May 18, 2007.

(Chief Financial Officer)

Mr. C. Ramakrishnan. Mr. C. Ramakrishnan, aged 51 years, joined Tata Motors Limited in 1980 as a Junior Accounts Officer in H.O. Accounts, Mumbai. He handled corporate treasury and accounting functions as well as management accounting. After a two-year company-wide IT project responsibility covering R&D, manufacturing, sourcing and sales & service, he has been working in the Chairman’s Office for the last 6 years. Mr. Ramakrishnan holds a B.Com. degree and is a qualified Chartered Accountant and Cost Accountant. Post Mr Kadle’s resignation as Executive Director and Chief Financial Officer, Mr Ramakrishnan was appointed as the Chief Financial Officer of Tata Motors with effect from September 18, 2007.

There is no family relationship between any of our Directors, Executive officers or Chief Financial Officer.

B. Compensation.

The following table provides the annual compensation paid to our Directors and Executive Officers for fiscal 2007.

Name	Position	Remuneration [2] (in Rupees)
Ratan N. Tata [4]	Chairman	5,331,000
N.A. Soonawala	Director	3,645,000
J.J. Irani	Director	1,520,000
J.K. Setna [1,4]	Director	965,000
V.R. Mehta [4]	Director	6,480,000
R. Gopalakrishnan[5]	Director	2,530,000
N.N. Wadia	Director	745,000
S.A. Naik	Director	2,530,000
S.M. Palia	Director	1,840,000
Ravi Kant [3]	Managing Director & CEO	24,051,000
P.P. Kadle [3,5,6]	Executive Director & CFO	21,682,000
C. Ramakrishnan [3,5,7]	Chief Financial Officer	8,735,000

1	Ceased to be a Director with effect from July 11, 2006.
2	Includes salary, allowance, taxable value of perquisites, commission and our contribution to provident fund and superannuation fund for Managing/Executive Directors and sitting fees and commission for Non-Executive Directors.
3	Rounded to nearest thousands of rupees and excludes provision for cashable leave and gratuity as a separate actuarial valuation is not available.
4	The remuneration paid to Mr. J. K. Setna and Mr. V. R. Mehta includes sitting fees and commission paid by Telco Construction Equipment Company Limited and in case of Mr. V. R. Mehta sitting fees paid by TML Financial Services Ltd. and for Mr. R. N. Tata sitting fees paid by Tata Motors European Technical Centre plc.
5	The above does not include Employee Stock Options granted by TTL, our unlisted subsidiary, to Mr. R. Gopalakrishnan and Mr. C. Ramakrishnan who have exercised 10,000 options each, which were vested in them during fiscal 2006 and 2007 (at 5000 options p.a.), respectively, at Rs.30 per share of TTL and Mr. P.P. Kadle who has exercised 5,000 options, which were vested in him during fiscal 2007 at Rs.30 per share of TTL.
6	Ceased to be Executive Director and Chief Financial Officer with effect from September 18, 2007
7	Chief Financial Officer with effect from September 18, 2007.

Apart from the above, the Managing and Executive Director are also eligible to receive special retirement benefits at the discretion of the Board on their retirement, which include housing, monthly pension and medical benefits.

Our Managing Director and our Executive Director are entitled to six months’ salary as severance fees upon termination of their contracts by us.

C. Board Practices.

The Board size of ten directors is commensurate with our size and in line with the industry. The Board consists of executive, non-executive and independent directors. Appointments of new directors are considered by the full Board and our shareholders at each year’s Annual General Meeting.

The role of the Chairman and the Chief Executive are distinct and separate with appropriate powers being delegated to the Managing Director and the Executive Directors to perform the day to day activities of the Company.

The Board, along with its Committees, provides leadership and guidance to our management, in particular with respect to corporate governance, business strategies and growth plans, the identification of risks and their mitigation strategies, entry into new businesses, product launches, demand fulfillment and capital expenditure requirements, and the review of our plans and targets.

The Board has delegated powers to the Committees of the Board through written/stated terms of reference and oversees the functioning operations of the Committees through various circulars / minutes circulated to it. The Board also undertakes our subsidiaries’ oversight functions through review of their performance against their set targets, advises them on growth plans and, where necessary, gives strategic guidelines.

Committees.

The Audit Committee is comprised of the following three independent directors: V. R. Mehta, Chairman, S. M. Palia, S A Naik (until July 2007) and N. N. Wadia. The scope of the Audit Committee includes:

•	Reviewing the quarterly financial statements before submission to the Board, focusing primarily on:

-	any changes in accounting policies and practices and reasons for any such change;

-	major accounting entries involving estimates based on an exercise of judgment by Management;

-	qualifications in draft audit reports;

-	significant adjustments arising out of audits;

-	compliance with accounting standards;

-	analysis of the effects of alternative GAAP methods on the financial statements;

-	compliance with listing and other legal requirements concerning financial statements;

-	disclosure of related party transactions;

-	review Reports on the Management Discussion and Analysis of financial condition Report, Results of Operations and the Directors’ Responsibility Statement;

-

overseeing our financial reporting process and the disclosure of its financial information, including any earnings press release, to ensure that the financial statements are correct, sufficient and credible; and

-	disclosures made under the CEO and CFO certification to the Board and investors.
•	Reviewing with the management, external auditor and internal auditor the adequacy of our internal control systems and recommending improvements to the management.

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

•	Oversight of the companies external financial reporting and monitoring components of internal control over financial reporting.

•	Discussing with the internal auditor and senior management, significant internal audit findings and follow-up thereon.

•

Reviewing the findings of any internal investigation by the internal auditor into matters involving suspected fraud or irregularity or a failure of internal control systems of a material nature and reporting any such matters to the Board.

•	Discussing with the external auditor before the audit commences the nature and scope of such audit, as well as conducting post-audit discussions to ascertain any area of concern.

•	Reviewing our financial and risk management policies.

•	Reviewing the effectiveness of the system for monitoring compliance with laws and regulations.

•	Initiating investigations into the reasons for substantial defaults in payments to the depositors, debenture holders, shareholders (in case of non payment of declared dividends) and creditors.

•	Reviewing the functioning of the Whistle-Blower mechanism (which is an extension of the Tata Code of Conduct).

•	Reviewing the financial statements and investments made by our subsidiary companies.

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

We have not issued any stock options to our directors/employees. The Remuneration Committee is comprised of two independent and two non-executive directors, namely N.N. Wadia (from July 2007), Chairman, Ratan N. Tata, N.A. Soonawala, V.R. Mehta and S. A. Naik (until July 2007).

The Investor Grievance Committee oversees the redressing of investors’ complaints pertaining to securities transfers, interest/dividend payments, non-receipt of annual reports, issue of duplicate certificates and other miscellaneous complaints. Its scope also includes delegation of powers to the executives of the Company or the share transfer agents to process share transfers and other investor-related matters. The Investor Grievance Committee is comprised of R. Gopalakrishnan, S. A. Naik (until July 2007), S. M. Palia, Ravi Kant and P. P Kadle (until September 18, 2007).

The Executive Committee of the Board is comprised of Ratan N. Tata, Chairman, N. A. Soonawala, J. J. Irani, R. Gopalakrishnan, N. N. Wadia, Directors, Ravi Kant, Managing Director and P. P. Kadle, (until September 18, 2007). This Committee came into effect from July 25, 2006, upon the dissolution of the Finance Committee and the Committee of the Board. The Committee reviews revenue and capital expenditure budgets, long-term business strategy, the organizational structure, raising of finance, property related issues, review and sale of investments and the allotment of securities within established limits.

The Ethics and Compliance Committee sets forth policies relating to the implementation of the Tata Code of Conduct for Prevention of Insider Trading, and takes on record the monthly reports and dealings in securities by the “Specified Persons”. It also implements appropriate actions in respect of violations of the Tata Code of Conduct. The Ethics and Compliance Committee is comprised of R. Gopalakrishnan, S. A. Naik (until July 2007) and S. M. Palia. P. P. Kadle, was the Compliance Officer under the said Code until his resignation as Executive Director of Tata Motors with effect from September 18, 2007. Mr. C. Ramakrishnan, our new Chief Financial Officer, currently perform the functional equivalent of the position of compliance officer and is expected to be appointed as the new Compliance Officer.

The Nominations Committee was constituted on July 25, 2006, with the objective of identifying independent directors to be appointed to the Board from time to time to refresh its constitution. The Nominations Committee is comprised of N. N. Wadia, Chairman, Ratan N. Tata, N. A. Soonawala and S. M. Palia.

Apart from the Committees described above, the Board of Directors also constitutes committee(s) of Directors with specific terms of reference as it may deem fit.

Summary Comparison of Corporate Governance Practices

The following is a summary comparison of significant differences between our corporate governance practices and those required by the NYSE for non-U.S. issuers.

Independent directors: The Board has determined the independence of its directors pursuant to applicable Indian listing requirements. Four directors of the Board of Directors are independent directors pursuant to such requirements. Under such requirements, a non-executive director is considered independent if he:

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

Board Governance and Remuneration Committee and the Audit Committee: The requisite number of members of our Board Governance and Remuneration Committee are independent, as defined under applicable Indian legal requirements. All members of our Audit Committee are independent as defined under Rule 10A-3 under the Exchange Act. The constitution and main functions of these committees as approved by our Board are described above and, we believe, comply with the spirit of the NYSE requirements for non-U.S. issuers.

D. Employees.

We consider our human capital as a critical factor to our success. Under the aegis of Tata Sons and the Tata Sons promoted entities, we have drawn up a comprehensive human resource strategy that addresses key aspects of human resource development such as:

•	Code of conduct and fair business practices.

•	A fair and objective performance management system linked to the performance of the businesses which identifies and differentiates high performers while offering separation avenues for non-performers.

•	Creation of a common pool of talented managers across Tata Sons and the Tata Sons promoted entities with a view to increasing their mobility through inter-company job rotation.

•	Evolution of performance based compensation packages to attract and retain talent within Tata Sons and the Tata Sons promoted entities.

•	Development of comprehensive training programs to impart and continuously upgrade the industry/function specific skills.

In line with the Human Resource strategy, we, in turn, have recently implemented various initiatives in order to build better organizational capability that we believe will enable us to sustain competitiveness in the global market place.

Our human resources focus is to attract talent, retain the better and advance the best.

Some of the initiatives to meet this objective include:

•	Recruitment across the country to meet the requirements of the expansion plans.

•	Extensive process mapping exercise to benchmark and align the human resource processes with global best practices.

•	Introduction of a globally benchmarked employee engagement survey.

•	Succession planning through identification of second level of managers for all units, locations, functions.

•

Implementation of a “Fast Track Selection Scheme”, which is a system for identifying potential talent in the areas of general, commercial and operations management and offering them opportunities for growth within the organization. Our human resources team has been invited to replicate this system in other Tata companies.

•

Our “Talent Management Scheme” which includes the identification of high performers and high potentials through various routes such as our Performance Management System and Development Centers. Subsequent to the identification process, we provide them with challenging assignments for faster development.

•	Introduction of performance rating based salary review and quality linked variable payment for supervisory category of employees.

Other initiatives include:

•	Extensive brand building initiatives at university campuses to increase recruiting from premium universities

•	Introduction of an employee self service portal and employee help desk for the benefit of employees.

We employed approximately 29,500; 33,536 and 33,900 permanent employees as of March 31, 2005, 2006 and 2007, respectively. The average number of temporary employees for the fiscal year ended March 31, 2007, was approximately 17,832.

The following tables set forth a breakdown of persons employed by our business segments and by geographic location as of March 31, 2007.

Segment	No. of Employees	Location	No. of Employees
Automotive	29,024	India	31,942
Other	4,876	Abroad	1,958
Total	33,900	Total	33,900

Training and Development

We are committed to building the competences of our employees and improving their performance through training and development. Our focus is on identifying gaps in our employees’ competencies and preparing employees for changes in competitive environments, as well as to meet organizational challenges.

Some of the focus areas in training in the last year centered on leadership, innovation management and internationalization besides other training programmes to drive a change in our employees’ outlook as we continue to develop as a global competitor. Developmental initiatives for our senior leadership were undertaken through international programs at various premier institutions around the world. The entire senior leadership was also taken through cultural sensitivity programme conducted by world renowned faculty. Certain employees have also been selected for the Fulbright fellowships for leadership in management. In addition, in order to emphasize the sharing of skills across our locations and functions extensive technical training programs were organized in Pune, Jamshedpur and Lucknow. The technical exposure was enhanced further through international training and participation at international seminars.

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

Employee wages are paid in accordance with wage agreements that have varying terms (typically three years) at different locations. The expiration dates of the wage agreements with respect to various locations are as follows:

Location	Wage Agreement valid until
Pune CVBU	August 31, 2009

Pune Car Plant	August 31, 2007

Jamshedpur	March 31, 2010

Mumbai	January 31, 2009

Lucknow	March 31, 2008

A cordial industrial relations environment prevailed in all our manufacturing units.

The performance rating system, introduced for the first time, for the bargainable category in Mumbai and PCBU, has completed two full cycles and the feedback of the process received from all the quarters has been encouraging. Return-ability in wage settlements was built in by introducing quality linked payments based on a quality index as perceived by the customer.

Operatives support in the outsourcing low value added activities and in the implementation of other reforms that impact quality, cost cutting and productivity improvements across all locations.

E. Share Ownership.

The information required by this item is set forth in Item 6.A of this annual report.

Item 7.	Major Shareholders and Related Party Transactions.

A. Major Shareholders

We are a widely held, listed company with approximately 234,629 shareholders of record. To our knowledge, as of July 1, 2007, the following persons beneficially owned 1% or more of our 385,381,536 Ordinary Shares outstanding at that time:

Name of Shareholder	Holding	Percentage
Tata Sons Limited and subsidiaries	84,988,908	22.05
Citibank N.A., as Depositary(2)	42,294,157	10.97
Tata Steel Ltd.(1) and subsidiaries	33,226,383	8.62
DaimlerChrysler AG	25,596,476	6.64
Life Insurance Corporation of India Ltd.	23,519,685	6.10
Tata Industries Limited	7,734,255	2.01
HSBC Global Investment Funds A/C HSBC Global Investment Funds Mauritius Limited	7,032,699	1.82
The New India Assurance Company Limited	5,306,110	1.38
Merrill Lynch Capital Markets Espana S.A. S.V.	4,248,426	1.10

(1)	Formerly, Tata Iron and Steel Company Limited
(2)	Citibank, N.A. as depositary for our ADRs, was the holder on record on July 2007 of 42,294,157 shares on behalf of the beneficial owners of deposited shares.

From March 31, 2004 to March 31, 2007, the holdings of our largest shareholder, Tata Sons Limited (together with its subsidiaries), have marginally declined from 22.55% to 22.05%. Tata Steel Ltd. (together with its subsidiaries) has substantially increased its shareholdings, but its percentage shareholding has decreased slightly from 9.22% as of March 31, 2004 to 8.62% as of March 31, 2007, as a result of our new issuances of shares. Daimler Chrysler AG has kept its shareholdings steady, but its percentage shareholding has declined from 7.25% to 6.64% as a result of our new issuances of shares. Citibank N.A. as Depositary for our ADRs, has increased its shareholding from 7.12% to 10.97% because of the two-way fungibility of Depositary Receipts. Life Insurance Corporation of India Limited has increased its shareholding and has seen its shareholding percentage increase from 5.50% to 6.10%.

According to our register of shareholders and register of beneficial shareholders, as of March 31, 2007, there were 248 record holders of our shares with addresses in the United States, whose shareholdings represented approximately 0.05% of our outstanding Ordinary Shares on that date, excluding any of our shares held by United States residents in the form of depositary shares. Because some of these shares were held by brokers or other nominees, the number of record holders with addresses in the United States may be fewer than the number of beneficial owners in the United States.

The total permitted holding of Foreign Institutional Investors, or FIIs, in our paid up share capital has been increased to 35% by a resolution passed by our shareholders on January 22, 2004. The holding of FIIs in us as of March 31, 2007, was approximately 18.01%. See Item 10.D “— Exchange Controls” for further details.

None of our shares of common stock entitles the holder to any preferential voting rights.

Under the Takeover Regulations of India, any person who acquires more than 5%, 10% , 14%, 54% or 74% of our shares or who is entitled to exercise voting rights with respect to more than 5%, 10%, 14%, 54% or 74% of our shares must file a report concerning the shareholding or the voting rights with us and the stock exchanges on which our ordinary shares are traded. Please see Item 9.A “— The Offer and Listing —Markets” for information with respect to these stock exchanges. Similar disclosures would be applicable under the Insider Trading Regulations of India with respect to any person who acquires more than 5% of our shares or voting rights with respect to the shares. Any increases or decreases by 2% or more in the shareholding by such persons must also be disclosed. Furthermore, under our listing agreement with the stock exchanges where our shares are listed, we are required to periodically disclose to such stock exchanges the name and percentage of shares held by persons or entities that hold more than 1% of our Ordinary Shares. For the purposes of the above, reporting and takeover requirements under our listing agreements, shares withdrawn from our ADS facility will be included as part of a person’s shareholding in us.

To our knowledge, we are not, directly or indirectly, owned or controlled by any other corporation or by any government or by any other natural or legal persons severally or jointly. We are not aware of any arrangements the operation of which may at a later time result in our change of control.

For details regarding voting rights, please refer to Item 10.B “— Memorandum and Articles of Association — Voting Rights”.

B. Related Party Transactions.

Business Relationships

We purchase materials, supplies, assets and services from numerous suppliers throughout the world in the ordinary course of business, including from our affiliates and firms with which certain members of our board of directors are interested. We purchased materials, supplies, fixed assets and services from these entities in the amount of Rs.13,701 million, Rs.16,498 million and Rs.21,857 million in fiscal 2005, 2006 and 2007, respectively. We also sell our products, assets and services to our affiliates and firms with which certain members of our board of directors are interested. We sold products and services to these entities in the amount of Rs.3,538 million, Rs.1,468 million and Rs.2,059 million in fiscal 2005, 2006 and 2007, respectively. We believe all of these purchase and sale transactions were arm’s-length transactions, none of which were material to our overall operations. See note 26 of our audited consolidated financial statements for additional information regarding our related party transactions with our affiliates and other related parties. The foregoing do not include transactions with and among our consolidated subsidiaries, the amounts of which are eliminated upon consolidation when preparing our financial statements.

Loans

We regularly have trade accounts and other receivables payable by, and accounts payable to, our affiliates and firms with which certain members of our board of directors are interested. We had outstanding trade accounts and other receivables payable by these entities in the amount of Rs.367 million, Rs. 392 million and Rs. 158 million as of March 31, 2005, 2006 and 2007, respectively. We had accounts payable to these entities in the amount of Rs.723 million and Rs.1,284 million as of March 31, 2006 and 2007, respectively.

From time to time, we provide short to medium-term loans to our subsidiaries and affiliates, as well as loans under a loan program established by us and our affiliates to assist executives and directors with the purchase of housing. We believe that each of these loans was entered into in the ordinary course of business. The total amount receivable by us from our affiliates and other companies in which certain members of our board of directors are interested as at March 31, 2005, 2006 and 2007 was Rs.406 million Rs. 645 million and Rs. 297 million respectively. We had amounts payable for medium term loans taken from our affiliates to the tune of Rs.105 million and Rs.105 million as at March 31, 2006 and 2007, respectively.

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

Dividend Policy.

Based on the net income available for appropriation, dividends are recommended by the Board of Directors for approval by the shareholders at our Annual General Meeting. Further, the Board of Directors may also pay an interim dividend at its discretion. Since fiscal year 1956, we have had an uninterrupted dividend distribution except for the fiscal years 2001 and 2002. We returned to dividend distribution in fiscal 2003. In view of our profitable performance, we declared dividends (net of tax) totaling) Rs.4,522 million, Rs.4,979 million and Rs.5,781 million for fiscal 2005, 2006 and 2007, respectively.

B. Significant Changes

Other than as set forth in this annual report, no significant change has occurred with respect to us since the date of our audited consolidated US GAAP financial statements included elsewhere in this annual report.

Item 9.	The Offer and Listing

A. Offer and Listing Details.

There has been no SEC-registered offering of our shares in the United States.

The details on our share and ADS price history are included in Item 9.C “— Markets” below.

B. Plan of Distribution.

Not Applicable.

C. Markets.

Our ADSs are have been listed on the New York Stock Exchange or NYSE, since September 27, 2004. Each ADS represents one Ordinary Share. Our shares are listed on The Bombay Stock Exchange Limited, which is also referred to as the Bombay Stock Exchange, Mumbai or the BSE, and the National Stock Exchange of India, or NSE. The following table shows closing price and trading volume data for our ordinary shares on the NSE and BSE and for our ADSs on the NYSE:

	NSE		Avg Daily Trading Volume (in ‘000)	BSE		Avg Daily Trading Volume (in ‘000)	NYSE		Avg Daily Trading Volume (in ‘000)
	Closing Price per Share			Closing Price per Share			Closing Price per ADS
	Period High	Period Low		Period High	Period Low		Period High	Period Low
	(Rs. Per Share)			(Rs. Per Share)			($ Per ADS)
Fiscal
2007	986.25	659.2	1590.12	985.35	658.05	435.96	22.1	14.27	417.14
2006	941.35	406.4	2003.55	939.00	406.2	659.20	21.5	9.3	282.99
2005	525.2	366.7	3,837.70	524.8	366.6	1,604.90	12.1	8.7	237.92
2004	563.5	422.3	4,443.10	563.3	150.2	1,765.10
2003	169.7	119.45	1,729.20	169.9	119.4	676

Fiscal
2008
1st Quarter	766.6	641.2	1615.13	766.9	641.35	362.03	19.09	15.94	630.40
2007
1st Quarter	986.25	660.45	1981.12	985.35	659.9	620.93	21.96	14.91	538.69
2nd Quarter	899.5	659.2	1600.88	898	658.05	473.04	19.5	14.27	308.81
3rd Quarter	912.2	802.1	1349.76	911.75	802.2	353.57	20.83	17.92	307.75
4th Quarter	964.75	716.45	1416.47	964.55	715.1	298.32	22.1	16.21	516.57
2006
1st Quarter	450.2	406.4	1,715.32	449.3	406.2	532	10.4	9.3	168.21
2nd Quarter	546.1	427	1780.54	545.2	426.75	563.11	12.41	9.7	245.04
3rd Quarter	659.55	461.6	2323.85	659.5	460.8	770.35	14.37	10.44	269.38
4th Quarter	941.35	617.2	2210.21	939	617.45	781.31	21.46	13.93	453.32

Month
August 2007	701.75	619.5	1627.48	701.85	618.95	542.39	17.16	15.56	563.73
July 2007	776.75	682.2	1532.68	778.05	684.05	348.86	19.09	16.64	557.99
Jun 2007	747.95	641.2	1686.25	747.15	641.35	314.36	18.78	16.00	672.41
May 2007	755.7	708	1409.18	757.5	707.95	340.47	18.64	17.33	401.96
April 2007	766.6	670.9	1756.68	766.9	669.25	434.71	19.09	15.94	837.57
March 2007	805.1	716.45	1687.06	805.5	715.1	365.67	18.4	16.21	682.53

On September 24, 2007, the reported closing price of our shares on the BSE was Rs.745.2 per share, and Rs.747.2 per share on NSE on September 24, 2007, the ADS closing price on NYSE was $18.5 per ADS.

D. Selling shareholders.

Not applicable.

E. Dilution.

Not applicable.

F. Expenses of the issue.

Not applicable.

Item 10.	Additional Information.

A. Share Capital

Our Authorised Share Capital is Rs. 4,500,000,000 divided into 450,000,000 ordinary shares of Rs.10 each.

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

Under our Articles of Association, a director is not required to hold any qualification shares. Our Articles of Association do not prescribe an age limit for the retirement of the Directors. As per the policy adopted by our Board, executive directors retire at the age of 65 and non-executive directors retire at the age of 75.

Dividends

Under the Companies Act, unless the Board recommends the payment of a dividend, the shareholders at a general meeting have no power to declare any dividend. Subject to certain conditions laid down by Section 205 of the Companies Act, no dividend can be declared or paid by a company for any fiscal year except out of the profits of the company calculated in accordance with the provisions of the Companies Act or out of the profits of the company for any previous fiscal year(s) calculated pursuant to the provisions of the Companies Act.

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

Under the Companies Act, we may only pay a dividend in excess of 10% of paid-up capital in respect of any year out of the profits of that year after we have transferred to our reserves a percentage of our non consolidated Indian GAAP profits for that year ranging between 2.5% to 10% depending on the rate of dividend proposed to be declared in that year. The Companies Act further provides that if the profit for a year is insufficient, the dividend for that year may be declared out of the non consolidated Indian GAAP accumulated profits earned in previous years and transferred to reserves, subject to the following conditions: (i) the rate of dividend to be declared may not exceed the lesser of the average of the rates at which dividends were declared in the five years immediately preceding the year, or 10% of paid-up capital; (ii) the total amount to be drawn from the accumulated profits from previous years may not exceed an amount equivalent to 10% of paid-up capital and free reserves and the amount so drawn is first to be used to set off the losses incurred in the financial year before any dividends in respect of preference or equity shares; and (iii) the balance of reserves after withdrawals must not be below 15% of paid-up capital.

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

The Company can also alter its share capital by way of a reduction of capital or by undertaking a buy-back of shares under the prescribed SEBI guidelines.

Our Articles of Association provide that, by a special resolution passed at the general meeting, we may consolidate or sub-divide our share capital, convert all or any of our fully paid-up shares into stock and re-convert that stock into fully paid-up shares or cancel shares which have not been taken up by any person. The Company may also from time to time by special resolution reduce its capital.

General Meetings of Shareholders

We must hold our Annual General Meeting each year within 15 months of the previous Annual General Meeting and in any event not later than six months after the end of each accounting year, unless extended by the Registrar of Companies at our request for any special reason. Our Board of Directors may convene an Extraordinary General Meeting of shareholders when necessary or at the request of a shareholder or shareholders holding in the aggregate not less than 10% of our capital. Written notices convening a meeting setting out the date, place and agenda of the meeting must be given to members at least 21 days prior to the date of the proposed meeting. A general meeting may be called after giving shorter notice if consent is received from all shareholders in the case of an Annual General Meeting, and from shareholders holding not less than 95% of our paid-up capital in the case of any other general meeting. Currently, we give written notices to all members and, in addition, give public notice of general meetings of shareholders in a daily newspaper of general circulation in Mumbai. General meetings are generally held at some place in Mumbai. The quorum for a general meeting of the company is five shareholders personally present.

A company intending to pass a resolution relating to matters such as, but not limited to, amendment in the objects clause of the memorandum, buy back of shares under the Companies Act, giving loans or extending guarantee in excess of limits prescribed under the Companies Act, and guidelines issued thereunder, is required to obtain the resolution passed by means of a postal ballot instead of transacting the business in the general meeting of the company. A notice to all the shareholders shall be sent along with a draft resolution explaining the reasons therefore and requesting them to send their assent or dissent in writing on a postal ballot within a period of 30 days from the date of posting the letter. Postal ballot voting also allows shareholders to cast their votes by electronic means.

Voting Rights

At a general meeting upon a show of hands, every member holding shares and entitled to vote and present in person has one vote. Upon a poll, the voting rights of each shareholder entitled to vote and present in person or by proxy is in the same proportion as the capital paid-up on each share held by such holder bears to the total paid-up capital. Voting is by show of hands, unless a poll is ordered by the Chairman of the meeting or demanded by shareholder or shareholders holding at least 10% of the voting rights in respect of the resolution or by those holding paid-up capital of at least Rs.50,000. The Chairman of the meeting has a casting vote.

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

The Companies Act allows for a company to issue shares with differential rights as to dividend, voting or otherwise subject to other conditions prescribed under applicable law. In this regard, the laws require that for a company to issue shares with differential voting rights the company must have had distributable profits in terms of the Companies Act for a period of three financial years, the company has not defaulted in filing annual accounts and annual returns for the immediately preceding three years, the articles of association of such company must allow for the issuance of such shares with differential voting rights and such other conditions set forth in the Companies (Issue of Share Capital with Differential Voting Rights) Rules, 2001 must be fulfilled.

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

We submit information, including our Annual Report, half yearly financial statements, report on corporate governance and the shareholding pattern statement, in accordance with the requirements of the listing agreement with the Singapore Stock Exchange.

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

Acquisition of Our Own Shares

The Company is prohibited from acquiring its own shares unless the consequent reduction of capital is effected by an approval of at least 75% of its shareholders voting on the matter in accordance with the Companies Act, 1956 and is also sanctioned by a High Court of competent jurisdiction. Moreover, subject to certain conditions, a company is prohibited from giving, whether directly or indirectly and whether by means of a loan, gurantee, the provision of security or otherwise, any financial assistance for the purpose of or in connection with a purchase or subscription made or to be made by any person of or for any shares in the company or its holding company. However, pursuant to amendments to the Companies Act, a company has been empowered to purchase its own shares or other specified securities out of its free reserves, or the securities premium account or the proceeds of any shares or other specified securities (other than the kind of shares or other specified securities proposed to be bought back) subject to the following conditions:

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

The condition mentioned above in (ii) would not be applicable if the buy-back is for less than 10% of the total paid-up equity capital and free reserves of the company and provided that this buy-back has been authorized by the board of directors of the company. A company buying back its securities is required to extinguish and physically destroy the securities so bought back within seven days of the last date of completion of the buy-back. Further, a company buying back its securities is not permitted to buy-back any securities for a period of one year from the buy-back and to issue securities for six months. The aforesaid restriction relating to the one year period does not apply to a buyback authorized by a special resolution of the shareholders in general meeting. Every buy-back has to be completed within a period of one year from the date of passing of the special resolution or resolution of the Board, as the case may be.

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

C. Material Contracts.

Except as given below, neither Tata Motors Limited nor any of its consolidated subsidiaries or associated companies is a party to any material contract other than contracts entered into in the ordinary course of business:

•	the Tata Brand Equity and Business Promotion Agreement incorporated by reference into this annual report as Exhibit 4.1, which is described in Item 4.C of this annual report; and

•	the agreement entered into by us with Mr. Ravi Kant for his appointment as Managing Director, which is included as Exhibit 4.2 of this annual report.

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

Registered FIIs are generally subject to tax under Section 115AD of the Income Tax Act of 1961. There is uncertainty under Indian law as to the tax regime applicable to FIIs that hold and trade in ADSs and Shares. See Item 10.E “— Taxation — Taxation of Capital Gains —Indian Taxation”.

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

Taxation of Dividends

Indian Taxation. Dividends paid to non-residents of India will not be liable to tax. However, the Company will be liable to pay a “dividend distribution tax” currently at the rate of 15% (plus a surcharge at 10% and education cess at the rate of 3% on the dividend distribution tax and surcharge) on the total amount distributed as a dividend. The effective rate of dividend distribution tax is 17%.

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

Gain realized on the sale of listed equity shares held for more than 12 months will not be subject to Indian capital gains tax if the Securities Transaction Tax (“STT”) has been paid on the transaction. The STT will be levied on and collected by a domestic stock exchange on which equity shares are sold at the rate of 0.025% to 0.125% depending upon the nature of the transaction.

Any gain realized on the sale of equity shares held for more than 12 months on which no STT has been paid will be subject to Indian capital gains tax at the rate of 10% plus applicable surcharge on income tax and education cess at the applicable rates.

Capital gains realised in respect of equity shares held (calculated in the manner set forth in the prior paragraph) for 12 months or less (short term gain) on which STT is paid in the manner and rates set out above, is subject to tax at the rate of 10% plus applicable surcharge on income tax and an education cess at the applicable rate. In the event that no STT is paid, short term gain is subject to tax at variable rates with the maximum rate of 40% plus applicable rate of surcharge on income tax and education cess at the rate of 3% of the tax and surcharge. The actual rate of tax on short term gains depends on a number of factors, including the legal status of the non-resident holder and the type of income chargeable in India.

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

The sensitivity to a change in interest rates of 1% on our unhedged floating rate loans as at March 31, 2006 and March 31, 2007 is Rs. 111 million and Rs. 252 million, respectively, on an annual basis. The sensitivity to a change in interest rates of 1% on the value of our portfolio of marketable securities as at March 31, 2006 and 2007 is Rs. 33 million and Rs. 29 million, respectively.

We may have a prepayment and default risk with respect to our finance receivables due to any change in interest rates.

Foreign Exchange Risk

The following table sets forth information relating to our foreign currency debt exposure for the periods indicated:

	Fiscal 2007	Fiscal 2006
	Percentage (%)
Total Foreign Currency denominated debt as percentage of total outstanding debt	46.6	73.6
Total US$ debt as percentage of total outstanding debt	37.4	59.1

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

The sensitivity to a change in currency prices of 1% per US$ on our unhedged foreign currency loans as at March 31, 2007 and 2006 is Rs. 362 million and Rs.260 million, respectively.

We hedge most of our exports. However, some of our imports and exports have remained unhedged during the year. The sensitivity to a 1% change in exchange rates of individual currencies against the rupee for the unhedged portion of our imports payables for the year ending March 31, 2007 and 2006 is Rs.11 million and Rs.19 million, respectively, and sensitivity to a 1% change in exchange rates of individual currencies against the rupee for the unhedged portion of our exports receivables for the year ending March 31, 2007 is Rs.6 million.

Investment price risk

The fair value of some of our investments in available-for-sale securities exposes us to equity price risks. In general, these securities are not held for trading purposes. These investments are subject to changes in the market prices of the securities. The fair value of our available-for-sale, equity securities as of March 31, 2007 and 2006 was Rs.15,870 million and Rs.17,311 million respectively. A 1% change in equity prices of available-for-sale securities held as at March 31, 2007 and 2006 would result in an impact of Rs.159 million and Rs.173 million, respectively.

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

Not applicable.

PART II

Item 13.	Defaults, Dividend Arrearages and Delinquencies.

None.

Item 14.	Material Modifications to the Rights of Security Holders and Use of Proceeds.

None.

Item 15.	Controls and Procedures.

Disclosure Controls and Procedures. Based on their evaluation as of March 31, 2007, our Managing Director, Mr. Ravikant, who is our chief executive officer and Mr. C. Ramakrishnan who is our chief financial officer, respectively, have concluded that our disclosure controls and procedures as defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934 (the Exchange Act) are effective.

Management’s Annual Report on Internal Control Over Financial Reporting. Management is responsible for establishing and maintaining adequate internal control over financial reporting. Our internal control over financial reporting is a process designed under the supervision of our principal executive and principal financial officers to provide reasonable assurance regarding the reliability of financial reporting and the preparation of our financial statements for external reporting purposes in accordance with Indian GAAP and U.S. GAAP. Our internal control over financial reporting includes policies and procedures that pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect transactions and dispositions of assets; provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with Indian GAAP and U.S. GAAP, and that receipts and expenditures are being made only in accordance with authorizations of our management and directors; and provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of our assets that could have a material effect on our financial statements.

Our disclosure committee comprising of our senior executives has reviewed the adequacy of disclosure pertaining to its respective functions.

Our management conducted an assessment of the effectiveness of our internal control over financial reporting based on the framework established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this assessment, management has determined that our internal control over financial reporting as at March 31, 2007 is effective.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions or that the degree of compliance with the policies or procedures may deteriorate.

Management’s assessment of the effectiveness of our internal control over financial reporting as at March 31, 2007 has been audited by Deloitte Haskins and Sells, an independent registered public accounting firm, as stated in their report appearing on the accompanying consolidated financial statements in Item 18, which expresses an unqualified opinion on management’s assessment and on the effectiveness of our internal control over financial reporting as at March 31, 2007.

Attestation Report of the Registered Public Accounting Firm. The attestation report of Deloitte Haskins and Sells, an independent registered public accounting firm, regarding its audit of our internal control over financial reporting is set forth in Item 18 “—Financial Statements”.

Changes in Internal Control over Financial Reporting. During the period covered by this annual report, there were no changes in our internal control over financial reporting that have materially affected or are reasonably likely to materially affect our internal control over financial reporting.

Item 16A.	Audit Committee Financial Expert.

Our Board has determined that Mr. Palia, an independent director and a member of our Audit Committee, is an audit committee financial expert as defined under the applicable rules of the SEC issued pursuant to Section 407 of the Sarbanes – Oxley Act of 2002.

Item 16B.	Code of Ethics.

We have adopted the “Tata Code of Conduct” (hereinafter referred as to ‘the Code’) a written Code of Ethics which is applicable to all our employees, including the chief executive officer, chief financial officer, principal accounting officer, senior management, as well as all officers working in accounts, finance, treasury, internal audit, taxation, legal, secretarial, investor relations, Disclosure Committee, Audit Committee, Board of Directors and other departments. We have a separate Code of Conduct applicable to Non-Executive Directors. The Codes are available at all our offices and are publicly available on our website.

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

DHS has served as our independent public accountant for each of the years ended March 31, 2007 and March 31, 2006, for which audited financial statements appear in this annual report.

The following table presents the aggregate fees for professional services and other services rendered by DHS and the various member firms of Deloitte to us including some of our subsidiaries in fiscal 2006 and fiscal 2007.

	Year ended March 31,			Description of Services
	2006	2007	2007
	Rs. in million		US $ in million
Audit Fees	56.7	121.2	2.8	Audit and review of financial statements.
Audit Related Fees	3.7	—	—
Tax Fees	7.4	5.7	0.1	Tax audit, certification of foreign remittances and tax advisory services.
All Other Fees	3.0	2.9	0.1	Audit of employee benefit funds, other certifications and advisory services.

Total	70.8	129.8	3.0

Audit Committee pre-approval for services rendered by independent accountants:

•

We have adopted a policy for pre-approval of services to be rendered by our independent accountants for us and our subsidiaries based on an elaborate procedure for ensuring auditor independence and objectivity.

•

At the beginning of each year, the Audit Committee approves the proposed services, including the nature, type and scope of services contemplated and/or the related fees to be rendered by these firms during the year.

•

In addition, Audit committee pre-approval is also required for those engagements that may arise during the course of the year that are outside the scope of the initial services and such fees are pre-approved by the audit Committee.

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

Item 16D.	Exemptions from the Listing Standards for Audit Committees.

Not applicable.

Item 16E.	Purchases of Equity Securities by the Issuer and Affiliated Purchasers.

None.

Item 17.	Financial Statements.

We have elected to provide the financial statements and related information specified in Item 18 in lieu of Item 17.

Item 18.	Financial Statements.

The information required by this item is set forth beginning on page F-1 of this annual report.

Item 19.	EXHIBITS.

Exhibit Number	Description
1.1—	Our Certificate of Incorporation ***

1.2—	Our Memorandum and Articles of Association***

2.2—	Form of Amended and Restated Deposit Agreement among Tata Motors Limited, Citibank, N.A. as Depositary and all owners and holders from time to time of American Depositary Receipts, including the form of American Depositary Receipt**

4.1—	Tata Brand Equity & Business Promotion Agreement, dated December 18, 1998, between Tata Sons Limited and Tata Engineering and Locomotive Company Limited (now Tata Motors Limited) *

4.2—	Agreement for appointment of Mr Ravi Kant as our Managing Director****

7.1—	Computation of Ratio of Net Debt to Shareholders’ Equity

8.1—	List of our Subsidiaries

11.1—	The Tata Code of Conduct*

12.1—	Certification of the Principal Executive Officer required by Rule 13a – 14(a)

12.2—	Certification of the Principal Financial Officer required by Rule 13a – 14(a)

13—	Certification of the Chief Executive Officer and Chief Financial Officer required by Rule 13a – 14(b) and Section 1350 of Chapter 63 of Title 18 of the United States Code

We have not included as exhibits certain instruments with respect to our long-term debt, the amount of debt authorized under each of which does not exceed 10% of our total assets, and we agree to furnish a copy of any such instrument to the Securities Exchange Commission upon request.

*	Incorporated by reference to our Registration Statement on Form 20-F File No. 001-32294 filed on September 15, 2004
**	Incorporated by reference to our Registration Statement on Form F-6 (File no 333-119066) filed on September 16, 2004
***	Incorporated by reference to our Annual Report on Form 20-F File No. 001-32294 filed on September 27, 2005
****	Incorporated by reference to our Annual Report on Form 20-F File No. 001-32294 filed on September 26, 2006

SIGNATURES

The Registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

September 24, 2007

TATA MOTORS LIMITED

By	/s/ Ravi Kant
Name:	Ravi Kant
Title:	Managing Director

By	/s/ C. Ramakrishnan
Name:	C. Ramakrishnan
Title:	Chief Financial Officer

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of

Tata Motors Limited

Mumbai, India

We have audited the accompanying consolidated balance sheets of Tata Motors Limited and subsidiaries (the “Company”) as of March 31, 2007 and 2006, and the related consolidated statements of income, shareholders’ equity, and cash flows for each of the three years in the period ended March 31, 2007. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of the Company as of March 31, 2007 and 2006, and the results of their operations and their cash flows for each of the three years in the period ended March 31, 2007, in conformity with accounting principles generally accepted in the United States of America.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the effectiveness of the Company’s internal control over financial reporting as of March 31, 2007, based on the criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated September 24, 2007, expressed an unqualified opinion on management’s assessment of the effectiveness of the Company’s internal control over financial reporting and an unqualified opinion on the effectiveness of the Company’s internal control over financial reporting.

As described in Note 2 (a) to the consolidated financial statements, these consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America, which differ in certain material respects from accounting principles generally accepted for companies in India, which form the basis of the Company’s general purpose financial statements.

Our audit for the year ended and as of March 31, 2007, also comprehended the translation of Indian rupee amounts into U.S. dollar amounts and, in our opinion, such translation has been made in conformity with the basis stated in Note 2 (ae). Such U.S. dollar amounts are presented solely for the convenience of readers in the United States of America.

DELOITTE HASKINS & SELLS
Chartered Accountants Mumbai, India

September 24, 2007.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of

Tata Motors Limited

Mumbai, India

We have audited management’s assessment, included in Item 15 under Controls and Procedures of the accompanying Form 20F titled Management’s Annual Report on Internal Control Over Financial Reporting, that Tata Motors Limited and subsidiaries (the “Company”) maintained effective internal control over financial reporting as of March 31, 2007, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express an opinion on management’s assessment and an opinion on the effectiveness of the Company’s internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, evaluating management’s assessment, testing and evaluating the design and operating effectiveness of internal control, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinions.

A company’s internal control over financial reporting is a process designed by, or under the supervision of, the company’s principal executive and principal financial officers, or persons performing similar functions, and effected by the company’s board of directors, management, and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of the inherent limitations of internal control over financial reporting, including the possibility of collusion or improper management override of controls, material misstatements due to error or fraud may not be prevented or detected on a timely basis. Also, projections of any evaluation of the effectiveness of the internal control over financial reporting to future periods are subject to the risk that the controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, management’s assessment that the Company maintained effective internal control over financial reporting as of March 31, 2007, is fairly stated, in all material respects, based on the criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of March 31, 2007, based on the criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated financial statements as of and for the year ended March 31, 2007 of the Company, and our report dated September 24, 2007, expressed an unqualified opinion on those financial statements.

DELOITTE HASKINS & SELLS

Chartered Accountants

Mumbai, India

September 24, 2007.

Tata Motors Limited

Consolidated Balance Sheets

As of March 31, 2006 and 2007

	As of March 31,
	2006	2007	2007
	(In millions, except share and per share amounts)
ASSETS:
Current assets:
Cash and cash equivalents	Rs. 6,315.9	Rs. 7,652.5	US$	177.5
Short-term deposits with banks	4,914.8	173.2		4.0
Investments – current	3,153.0	2,589.6		60.1
Finance receivables (net of allowances of Rs. 846.8 million and Rs.730.2 million, respectively)	20,452.9	28,704.4		666.0
Accounts receivable (net of allowances of Rs. 571.1 million and Rs. 710.1 million, respectively)	14,256.7	19,320.7		448.3
Inventories	26,303.6	33,923.1		787.1
Deferred income taxes	2,216.5	2,531.2		58.8
Other current assets (net of allowances of Rs.1,074.8 million and Rs. 997.3 million, respectively)	12,474.5	19,039.1		441.7

Total current assets	90,087.9	113,933.8		2,643.5
Investments – non-current	21,697.5	19,668.7		456.4
Equity in affiliates	2,436.1	2,690.2		62.4
Finance receivables – non-current	27,164.2	54,153.5		1,256.5
Property, plant and equipment, net	45,506.3	63,649.7		1,476.8
Goodwill and intangible assets	9,389.2	10,229.1		237.3
Other non-current assets	5,877.0	6,690.4		155.2

Total assets	Rs. 202,158.2	Rs. 271,015.4	US$	6,288.1

LIABILITIES AND SHAREHOLDERS’ EQUITY:
Liabilities:
Current liabilities:
Accounts payable	Rs. 30,316.3	Rs. 45,474.0	US$	1,055.1
Acceptances	29,502.3	24,608.1		571.0
Accrued expenses and other current liabilities	11,636.3	11,794.4		273.7
Short-term borrowings and current portion of long term debt	9,438.1	38,902.0		902.6

Total current liabilities	80,893.0	120,778.5		2,802.4
Long-term debt	27,203.3	40,235.1		933.5
Other liabilities	3,607.1	8,595.2		199.4
Deferred income taxes	6,135.2	5,983.6		138.8

Total liabilities	117,838.6	175,592.4		4,074.1

Commitments and contingencies (See Note 22)
Minority interest	3,303.8	4,054.1		94.1
Shareholders’ equity:
Ordinary shares; Par value Rs. 10 per share; authorized 410,000,000 and 450,000,000 shares, as of March 31, 2006 and 2007 respectively, issued and fully paid up 382,820,381 and shares 385,360,135 as of March 31, 2006 and 2007 respectively; issued and partly paid up 13,750 shares partly paid up, both years	3,828.7	3,854.1		89.4
Additional paid-in capital	38,773.6	39,711.0		921.4
Capital redemption reserve	22.8	52.8		1.2
Debenture redemption reserve	3,341.5	3,341.5		77.5
Reserve for research and human resource development	56.2	669.5		15.5
Special reserve	75.2	127.8		3.0
Retained earnings	20,401.3	32,135.2		745.6
Accumulated other comprehensive income	14,516.5	11,477.0		266.3

Total shareholders’ equity	81,015.8	91,368.9		2,119.9

Total liabilities and shareholders’ equity	Rs. 202,158.2	Rs. 271,015.4	US$	6,288.1

See accompanying notes to consolidated financial statements

Tata Motors Limited

Consolidated Statements of Income

For each of the years ended March 31, 2005, 2006 and 2007

	Years ended March 31,
	2005	2006	2007	2007
	(In millions, except share and per share amounts)
Revenues
Gross sales	Rs. 228,549.4	Rs. 272,350.8	Rs. 370,709.1	US$	8,601.2
Less: Excise duty	31,771.0	35,465.0	46,227.9		1,072.6

Net sales	196,778.4	236,885.8	324,481.2		7,528.6
Finance revenues	1,608.6	3,728.7	7,043.4		163.4

Total revenues	198,387.0	240,614.5	331,524.6		7,692.0
Cost of sales	156,906.7	189,318.7	263,449.7		6,112.5

Operating expenses
Selling, general and administrative	20,144.9	26,586.2	35,623.3		826.5
Research and development	2,532.4	4,663.0	6,018.1		139.6
Employee separation compensation (See Note 18)	11.5	4.2	2.6		0.1

Total operating expenses	22,688.8	31,253.4	41,644.0		966.2

Operating income	18,791.5	20,042.4	26,430.9		613.3

Non-operating (expense) income
Gain on shares issued by subsidiary	—	86.5	30.4		0.7
Gain on sale of equity interests in subsidiary (See Note 19)	—	1,532.1	—		—
Other non-operating income, net	1,821.6	1,882.6	4,745.4		110.1
Interest income	761.6	662.8	598.3		13.9
Interest expense	(2,993.3)	(3,717.8)	(5,413.8)		(125.6)

Total non-operating (expense) income	(410.1)	446.2	(39.7)		(0.9)

Income before equity in affiliates, minority interest and income taxes	18,381.4	20,488.6	26,391.2		612.4
Income tax expense	(5,099.9)	(5,618.3)	(8,113.0)		(188.2)
Minority interest, net of tax	(365.7)	(331.1)	(718.5)		(16.7)
Equity in net income of affiliates, net of tax	340.4	471.4	551.9		12.8

Net income	Rs. 13,256.2	Rs. 15,010.6	Rs. 18,111.6	US$	420.3

Weighted average equity shares outstanding:
Basic	359,837,353	373,268,040	384,544,205		384,544,205
Diluted	388,849,716	399,310,236	407,166,995		407,166,995

Earnings per share:
Basic	Rs. 36.8	Rs. 40.2	Rs. 47.1	US$	1.1
Diluted	Rs. 34.9	Rs. 38.7	Rs. 45.4	US$	1.1

See accompanying notes to consolidated financial statements

Tata Motors Limited

Consolidated Statements of Cash Flows

For each of the years ended March 31, 2005, 2006 and 2007

	Years ended March 31,
	2005	2006	2007	2007
	(In millions)
Cash flows from operating activities:
Net income	Rs. 13,256.2	Rs. 15,010.6	Rs. 18,111.6	US$	420.3
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation	4,888.8	5,470.3	5,943.1		137.9
Amortization of intangible assets	33.2	373.1	663.2		15.4
Gain on sale of finance receivables	(139.5)	(294.3)	(412.8)		(9.6)
Write offs of delinquent finance receivables	77.3	294.2	1,333.9		30.9
Allowances for delinquent finance receivables, net of recoveries	8.9	717.2	(116.6)		(2.7)
Equity in earnings of affiliates	(340.4)	(471.4)	(551.9)		(12.8)
Gain on sale of property, plant and equipment	(36.4)	(58.0)	(132.3)		(3.1)
Loss on liquidation of subsidiaries	—	—	25.8		0.6
Gain on sale of investment in affiliate/ equity interests in subsidiary	(29.8)	(1,532.1)	(214.1)		(5.0)
Gain on shares issued by subsidiary	—	(86.5)	(30.4)		(0.7)
Deferred tax expense	904.9	684.6	828.8		19.2
Gain on sale of investments	(496.7)	(173.8)	(176.4)		(4.1)
Impairment of investments	40.0	—	8.6		0.2
Minority interest	365.7	331.1	718.5		16.7
Changes in:
Accounts receivable	(1,720.1)	(2,782.2)	(4,993.5)		(115.9)
Other current assets	(735.5)	(10,372.9)	(6,571.7)		(152.5)
Inventories	(6,047.0)	(4,605.2)	(7,569.8)		(175.6)
Other non-current assets	(342.8)	(1,835.9)	(812.8)		(18.9)
Accounts payable	146.2	3,457.4	14,203.2		329.5
Acceptances	12,302.9	562.8	(4,908.7)		(113.9)
Accrued expenses and other current liabilities	1,490.8	977.3	2,152.3		49.9

Net cash provided by operating activities	23,626.7	5,666.3	17,498.0		405.8

Cash flows from investing activities:
Short-term bank deposits	(12,939.3)	10,884.8	4,741.6		110.0
Loans given to affiliate and others	(5,096.6)	—	—		—
Payment made to Liquidators of subsidiaries	—	—	(4.4)		(0.1)
Purchases of available-for-sale investments	(1,753.7)	(390.6)	(123.5)		(2.9)
Purchase of Held to Maturity securities	—	—	(15.0)		(0.3)
Purchases of other investments	(1,708.6)	(300.0)	(45.0)		(1.0)
Proceeds from sale of available-for-sale investments	4,977.3	8,199.7	1,539.6		35.7
Proceeds from sale of equity interests in subsidiary	—	2,078.3	—		—
Proceeds from sale of investments in affiliates	91.2	—	396.4		9.2
Proceeds from sale of other investments	1,127.8	76.6	4.9		0.1
Investments in affiliates	(401.7)	(181.4)	(340.1)		(7.9)
Dividends received from affiliates	277.6	188.8	449.6		10.4
Net change in finance receivables	(14,243.1)	(43,368.4)	(79,072.3)		(1,834.6)
Proceeds from sale of finance receivables, net of retained interests	2,701.1	28,128.3	43,027.0		998.3
Cash flow from retained interests in securitized transactions	595.8	629.4	(286.6)		(6.6)
Purchases of property, plant and equipment	(8,556.8)	(10,354.9)	(24,121.8)		(559.7)
Proceeds from sale of property, plant and equipment	315.3	195.8	1,040.9		24.2
Purchase of intangible assets	(605.9)	(379.5)	(1,155.2)		(26.8)
Shares of subsidiary purchased from minority shareholders	—	(152.9)	—		—
Payments for acquisitions, net of cash acquired	(186.6)	(4,304.2)	—		—

Net cash used in investing activities	(35,406.2)	(9,050.2)	(53,963.9)		(1,252.0)

Tata Motors Limited

Consolidated Statements of Cash Flows

For each of the years ended March 31, 2005, 2006 and 2007

	Years ended March 31,
	2005	2006	2007	2007
	(In millions)
Cash flows from financing activities:
Proceeds from issuance of shares, net of issue expenses	Rs. 756.4	Rs. 259.2	Rs. (0.9)	US$	—
Proceeds from issue of shares by a subsidiary to minority shareholders	738.9	415.1	161.8		3.8
Dividend paid (including dividend tax)	(1,653.8)	(5,147.5)	(5,678.6)		(131.8)
Dividends paid to minority shareholders of subsidiaries	(118.7)	(127.9)	(152.0)		(3.5)
Net change in short-term debt	(3,457.0)	4,074.9	24,768.9		574.7
Proceeds from issuance of long-term debt	19,230.4	8,759.7	21,667.1		502.7
Repayments of long-term debt	(5,508.8)	(3,783.1)	(2,292.7)		(53.2)

Net cash provided by financing activities	9,987.4	4,450.4	38,473.6		892.7

Net change in cash and cash equivalents	(1,792.1)	1,066.5	2,007.7		46.5
Cash and Bank balance on liquidation of subsidiaries taken over by Administrator	—	—	(5.5)		(0.1)
Effect of foreign exchange on cash flows	154.3	376.1	(665.6)		(15.4)
Cash and cash equivalents, beginning of the year	6,511.1	4,873.3	6,315.9		146.5

Cash and cash equivalents, end of the year	Rs. 4,873.3	Rs. 6,315.9	Rs. 7,652.5	US$	177.5

Supplemental cash flows information:
Interest paid	Rs. 2,997.8	Rs. 3,507.2	Rs. 5,017.7	US$	116.4
Income taxes paid	Rs. 4,685.6	Rs. 5,609.8	Rs. 7,056.3	US$	163.7

Non-cash transactions:
1% Foreign Currency Convertible Notes converted into 2,490,199 and 312,955 and 1,620,003 ordinary shares	Rs. 602.5	Rs. 75.9	Rs. 412.7	US$	9.6
Zero Coupon Foreign Currency Convertible Notes converted into 6,264,476 and 919,297 ordinary shares	Rs. —	Rs. 3,638.1	Rs. 551.0	US$	12.8
14,053,791 ordinary shares issued on acquisition of Tata Finance Limited as purchase consideration	Rs. —	Rs. 6,867.9	Rs. —	US$	—
Shares/warrants alloted on settlement of legal cases against the rights entitlement, which were held in abeyance	Rs. —	Rs. —	Rs. —	US$	—

See accompanying notes to consolidated financial statements

Tata Motors Limited

Statements of Shareholders’ Equity

For each of the years ended March 31, 2005, 2006 and 2007

		Share capital (See notes 15 and 16)
	Number of warrants	Shares (including partly paid up shares)	Par value	Additional paid-in capital	Comprehensive income	Accumulated other comprehensive income	Capital redemption reserve	Debenture redemption reserve	Special reserve	Accumulated (deficit) retained earnings	Total shareholders’ equity
	(In millions, except number of shares and warrants)
Balance at March 31, 2004	6,370,879	352,958,130	Rs. 3,530.0	Rs. 26,872.3		Rs. 4,578.6	Rs. 22.8	Rs .3,445.0	Rs. 55.8	Rs. (1,126.9)	Rs. 37,377.6
Shares issued upon conversion of 1%
Foreign Currency Convertible Notes		2,490,199	24.9	577.6							602.5
Shares issued on exercise of warrants	(6,303,422)	6,303,422	63.0	693.4							756.4
Warrants forfeited	(67,457)
Net income					13,256.2					13,256.2	13,256.2
Dividend (including dividend tax)										(1,619.0)	(1,619.0)
Transfer from debenture redemption reserve								(103.5)		103.5	—
Transfer to special reserve									5.1	(5.1)	—
Unrealized gain on available-for-sale
securities, net of tax and realized
earnings					5,764.7	5,764.7					5,764.7
Translation adjustment					176.3	176.3					176.3
Additional minimum pension liability					94.5	94.5					94.5

Comprehensive income					Rs. 19,291.7

Balance at March 31, 2005	—	361,751,751	Rs. 3,617.9	Rs. 28,143.3		Rs. 10,614.1	Rs. 22.8	Rs. 3,341.5	Rs. 60.9	Rs. 10,608.7	Rs. 56,409.2

See accompanying notes to consolidated financial statements

Tata Motors Limited

Statements of Shareholders’ Equity

For each of the years ended March 31, 2005, 2006 and 2007

	Shares (including partly paid up shares)	Par value	Additional paid-in capital	Comprehensive income	Accumulated other comprehensive income	Capital redemption reserve	Debenture redemption reserve	Reserve for research and human resource development	Special reserve	Retained earnings	Total shareholders’ equity
	(In millions, except number of shares)
Balance at March 31, 2005	361,751,751	Rs. 3,617.9	Rs. 28,143.3		Rs. 10,614.1	Rs. 22.8	Rs. 3,341.5	Rs. —	Rs. 60.9	Rs. 10,608.7	Rs. 56,409.2
Shares issued upon conversion of 1%
Foreign Currency Convertible Notes	312,955	3.1	72.8								75.9
Shares issued upon conversion of Zero
Coupon Foreign Currency Convertible
Notes (Net of issue expenses)	6,264,476	62.6	3,571.8								3,634.4
Shares issued on acquisition of Tata Finance Limited	14,053,791	140.6	6,727.3								6,867.9
Issue of shares	451,158	4.5	258.4								262.9
Net income				15,010.6						15,010.6	15,010.6
Dividend paid (including dividend tax)										(5,147.5)	(5,147.5)
Transfer to special reserve									14.3	(14.3)	—
Transfer to Reserve for Research and Human Resource Development								56.2		(56.2)	—
Unrealized gain on available-for-sale
securities, net of tax and realized earnings				3,761.7	3,761.7						3,761.7
Translation adjustment				135.4	135.4						135.4
Additional minimum pension liability				5.3	5.3						5.3

Comprehensive income				Rs. 18,913.0

Balance at March 31, 2006	382,834,131	Rs. 3,828.7	Rs. 38,773.6		Rs. 14,516.5	Rs. 22.8	Rs. 3,341.5	Rs. 56.2	Rs. 75.2	Rs. 20,401.3	Rs. 81,015.8

See accompanying notes to consolidated financial statements

Tata Motors Limited

Statements of Shareholders’ Equity

For each of the years ended March 31, 2005, 2006 and 2007

	Shares (including partly paid up shares)	Par value	Additional paid-in capital	Comprehensive income	Accumulated other comprehensive income	Capital redemption reserve	Debenture redemption reserve	Reserve for research and human resource development	Special reserve	Retained earnings	Total shareholders’ equity
	(In millions except number of shares)
Balance at March 31, 2006	382,834,131	Rs. 3,828.7	Rs. 38,773.6		Rs. 14,516.5	Rs. 22.8	Rs. 3,341.5	Rs. 56.2	Rs. 75.2	Rs. 20,401.3	Rs. 81,015.8
Shares issued upon conversion of 1% Foreign Currency Convertible Notes	1,620,003	16.2	395.6								411.8
Shares issued upon conversion of Zero Coupon Foreign Currency Convertible Notes	919,297	9.2	541.8								551.0
Shares/warrants alloted on settlement of legal cases against the rights entitlement, which were held in abeyance	454	—	—								—
Net income				18,111.6						18,111.6	18,111.6
Dividend paid (including dividend tax)										(5,678.6)	(5,678.6)
Transfer to capital redemption reserve						30.0				(30.0)	—
Transfer to special reserve									52.6	(52.6)	—
Transfer to Reserve for Research and Human Resource Development								613.3		(613.3)	—
Liquidation of Subsidiaries										(3.2)	(3.2)
Unrealized gain on available-for-sale securities				(1,634.9)	(1,634.9)						(1,634.9)
Translation adjustment				612.0	612.0						612.0
Initial application of SFAS 158 (net of deferred tax)					(1,434.8)						(1,434.8)
Unamortized actuarial gains and losses/ prior service cost (net of deferred tax)				(581.8)	(581.8)						(581.8)

Comprehensive income				Rs. 16,506.9

Balance at March 31, 2007	385,373,885	Rs. 3,854.1	Rs. 39,711.0		Rs. 11,477.0	Rs. 52.8	Rs. 3,341.5	Rs. 669.5	Rs. 127.8	Rs. 32,135.2	Rs. 91,368.9

		US$ 89.4	US$ 921.4		US$ 266.3	US$ 1.2	US$ 77.5	US$ 15.5	US$ 3.0	US$ 745.6	US$ 2,119.9

See accompanying notes to consolidated financial statements

Tata Motors Limited

Notes to Consolidated Financial Statements

1.	Background and Operations

Tata Motors Limited and its subsidiaries, collectively referred to as “the Company”, primarily designs, manufactures and sells a wide range of vehicles. The Company provides financing for the vehicles sold by it. The Company also manufactures and sells spare parts for its vehicles and engines for industrial and marine applications, as well as construction equipment, including hydraulic excavators, cranes and wheel loaders, aggregates such as axles and transmissions for commercial vehicles and factory automation equipment, and provides information technology services.

Tata Sons Limited (or Tata Sons), together with its subsidiaries, owns 22.05% of the shares of Tata Motors Limited, and has the ability to significantly influence the Company’s operations.

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

Principal differences insofar as they relate to the Company includes the identification of subsidiaries and affiliates, differences in the measurement basis for acquisitions accounted for using the purchase method, the valuation of investments, accounting for retirement benefits, compensated absences, startup expenses, foreign exchange, debt issuance and extinguishment costs, intangible assets, research and development costs and employee separation costs and the presentation and format of the financial statements and related notes.

b.	Basis of Consolidation

The Company consolidates all entities in which it has a majority financial interest. There are no Variable Interest Entities to be consolidated in accordance with Financial Accounting Standards Board (FASB) Interpretation No. 46(R), Consolidation of Variable Interest Entities, an interpretation of ARB No. 51 [FIN 46(R)]. Inter-company transactions, balances and unrealized profit or loss on inter-company transactions are eliminated on consolidation.

The results of subsidiaries acquired have been consolidated from the date of acquisition. Purchase consideration paid in excess of the fair value of net assets acquired is recognized as goodwill. The excess of fair value over the purchase consideration is first allocated to reduce the amounts otherwise assigned to the eligible acquired long-term assets, and any excess remaining is recognized as an extraordinary gain in the income statement in the period in which the business combination is consummated.

At March 31, 2006 and 2007 we had 40 and 39 consolidated subsidiaries respectively.

c.	Affiliates

Entities where the Company exerts significant influence, generally where the Company controls between 20% and 50% of the voting stock of the investee company, are considered affiliates, and are accounted for using the equity method. Inter-company unrealized profit or loss on transactions with affiliates is eliminated.

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

During the year ended March 31, 2007, an amount of Rs. 479.0 million has accrued and has been included under revenues, representing the loss of profits claim consequent to the disruption due to a fire in the paint shop of the car manufacturing facility in Pune.

f.	Cost Recognition

Costs and expenses are recognized when incurred and are classified according to their primary functions in the following categories:

Cost of sales

These costs primarily include raw materials, compensation of production personnel, depreciation and amortization of production equipment and factory overheads.

Selling, general and administrative expenses

Selling expenses primarily include compensation for sales and marketing personnel, travel costs, advertising, business promotion expenses, allowances for delinquent receivables and outward shipping expenses. (Selling expenses include outward shipping expenses of Rs. 4,192.7 million, Rs. 6,091.5 million and Rs. 8,548.9 million for the year ended March 31, 2005, 2006 and 2007 respectively.)

General and administrative costs primarily include compensation for administrative, supervisory and managerial personnel, depreciation and amortization of non-production equipment and software, non-factory overheads including rent, insurance, electricity, telecommunication costs, legal and professional fees, amortization of intangibles, valuation allowances and other general expenses.

Research and development expenses

All research and development expenses are expensed when incurred. Research and development expenses include all costs relating to the Company’s Engineering Research Center (“ERC”) and all costs incurred for the design and development of new vehicle models.

g.	Product Warranty Expenses

The estimated liability for product warranties is recorded when products are sold. These estimates are established using historical information on the nature, frequency and average cost of warranty claims and management estimates regarding possible future incidences based on actions on product failures.

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

Deferred tax assets and liabilities are recognized for the future tax consequences of temporary differences between the carrying values of assets and liabilities and their respective tax bases, and unutilized business loss and depreciation carry-forwards. Such deferred tax assets and liabilities are computed separately for each taxable entity in the consolidated enterprise and for each taxable jurisdiction. Valuation allowances are recorded to reduce deferred tax assets when it is more likely than not that a tax benefit will not be realized and are separately estimated at each such entity without offsetting.

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

The Company considers all highly liquid financial instruments which are readily convertible to cash and have an original maturity on the date of purchase of three months or less to be cash equivalents.

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

Financial instruments that potentially subject the Company to concentrations of credit risk principally consist of cash and cash equivalents, investments in mutual funds, other investments securities, derivative financial instruments, accounts receivable and loans and advances. None of the financial instruments result in material concentrations of credit risk.

p.	Investments

Debt securities for which management has the positive intent and ability to hold them to maturity are classified as held-to-maturity securities and are reported at amortized cost.

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

The issuance of stock by a subsidiary to third parties reduces the proportionate ownership interest in the investee. Unless the issuance of such stock is part of a broader corporate reorganization or unless realization is not assured, the Company recognizes a gain or loss, equal to the difference between the issuance price per share and the Company’s carrying amount per share. Such gain or loss is recognized in the statement of income when the transaction occurs.

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

As of March 31, 2006 and 2007, none of the Company’s long-lived assets was considered impaired.

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

Purchased intangible assets other than intangible assets with indefinite lives, primarily consist of technology know-how, patents and software that are valued at acquisition cost and is amortized over its useful life of two to twenty years.

Purchased intangible assets with an indefinite useful life are capitalized. Such intangibles are not amortized but are evaluated for impairment annually or when significant events occur that indicate that the fair value is less than its carrying value. The Company determines fair value by estimating the present value of expected future cash flows.

w.	Derivative Instruments

Derivative financial instruments are reported as assets or liabilities in the balance sheet at fair value. Changes in fair value are reported in earnings. Fair values of derivative financial instruments are generally based on quoted market prices or quotations obtained from inter-bank market participants.

Although these contracts are effective as hedges from an economic perspective, they do not qualify for hedge accounting under SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities, as amended, as they are not designated as hedges.

x.	Employee Benefits

Pension benefits

Gratuity

Tata Motors and some of its subsidiaries have an obligation towards gratuity, a defined benefit retirement plan covering eligible employees. The plan provides for a lump sum payment to vested employees at retirement, death while in employment or on termination of employment of an amount equivalent to 15 to 30 days salary payable for each completed year of service. Vesting occurs upon completion of five years of service. Tata Motors and the said subsidiaries make annual contributions to gratuity funds established as trusts. Some subsidiaries have obtained insurance policies with the Life Insurance Corporation of India. Tata Motors and some of its subsidiaries account for the liability for gratuity benefits payable in the future based on an actuarial valuation.

Superannuation

Tata Motors and some of its subsidiaries have two superannuation plans, a defined benefit plan and a defined contribution plan. An eligible employee on April 1, 1996 could elect to be a member of either plan.

Employees who are members of the defined benefit superannuation plan are entitled to benefits depending on the years of service and salary drawn. The monthly pension benefits after retirement range from 0.75% to 2% of the annual basic salary for each year of service. Tata Motors and the said subsidiaries account for superannuation benefits payable in future under the plan based on an actuarial valuation.

With effect from April 1, 2003, this plan was amended and benefits earned by covered employees have been protected as at March 31, 2003. Employees covered by this plan are prospectively entitled to benefits computed on a basis that ensures that the annual cost of providing the pension benefits would not exceed 15% of salary.

Tata Motors and some of its subsidiaries maintain separate irrevocable trusts for employees covered and entitled to benefits. Tata Motors and its subsidiaries contributes up to 15% of the eligible employees’ salary to the trust every year. Such contributions are recognized as an expense when incurred. Tata Motors and the said subsidiaries have no further obligation beyond this contribution.

Bhavishya Kalyan Yojana (BKY)

Bhavishya Kalyan Yojana is an unfunded defined benefit plan for employees of Tata Motors and some of its subsidiaries. The benefits of the plan accrue to an eligible employee at the time of death or permanent disablement, while in service, either as a result of an injury or as certified by the appropriate authority. The monthly payment to dependents of the deceased/disabled employee under the plan equals 50% of the salary drawn at the time of death or accident or a specified amount, whichever is higher. Tata Motors and the said subsidiaries account for the liability for BKY benefits payable in the future based on an actuarial valuation.

Severance indemnity

Tata Daewoo Commercial Vehicle Company Limited (TDCV) a subsidiary company incorporated in Korea, has an obligation towards severance indemnity, a defined benefit retirement plan, covering eligible employees. The plan provides for a lump sum payment to all employees with more than one year of employment equivalent to 30 days’ salary payable for each completed year of service.

Post-retirement Medicare Scheme

Under this scheme, employees of Tata Motors and some of its subsidiaries get medical benefits subject to certain limits of amount, periods after retirement and types of benefits, depending on their grade and location at the time of retirement. Employees separated from the Company as part of Early Separation Scheme, on medical grounds or due to permanent disablement are also covered under the scheme. Tata Motors and the said subsidiaries account for the liability for post-retirement medical scheme based on an actuarial valuation.

Measurement date

The measurement date of retirement plans is March 31.

Provident fund

In accordance with Indian law, eligible employees of Tata Motors and its subsidiaries are entitled to receive benefits in respect of provident fund, a defined contribution plan, in which both employees and the company/subsidiaries make monthly contributions at a specified percentage of the covered employees’ salary (currently 12% of employees’ salary). The contributions, as specified under the law, are made to the provident fund and pension fund set up as irrevocable trust by Tata Motors and its subsidiaries or to respective Regional Provident Fund Commissioner and the Central Provident Fund under the State Pension scheme. Tata Motors and its subsidiaries are generally liable for any shortfall in the fund assets based on the government specified minimum rates of return or pension and recognises such shortfall, if any, as an expense in the year incurred.

Compensated absences

The Company provides for the cost of vacation earned based on the number of days of unutilized leave at each balance sheet date.

y.	Long Term Debts

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

Any dividends declared by Tata Motors are based on the profits available for distribution as reported in the unconsolidated statutory financial statements of Tata Motors prepared in accordance with Indian GAAP. Further, Indian law mandates that any dividend be declared out of distributable profits only after the transfer of a specified percentage of net income computed in accordance with current regulations to a general reserve. Accordingly, in certain years the net income reported in these financial statements may not be fully distributable. As at March 31, 2006 and March 31, 2007, the amounts available for distribution were Rs. 37,379.9 million and Rs. 50,670.1 million, respectively. Subsequent to March 31, 2007, Tata Motors has paid a dividend of Rs.15.00 per share. Moreover, the remittance of dividends outside India is governed by Indian law on foreign exchange and is subject to applicable taxes.

ab.	Comprehensive Income

The Company reports comprehensive income in accordance with SFAS No.130, Reporting Comprehensive Income. Accounting principles generally require that recognized revenue, expenses, gains and losses be included in net income. Unrealized gains and losses on available-for-sale securities, translation adjustments arising on the consolidation of foreign subsidiaries, unamortized actuarial gains and losses and net income are components of comprehensive income.

ac.	Segments

The Company operates in one identified reportable segment, namely Automotive. Other operating segments do not meet the quantitative thresholds for disclosure and have been aggregated. Segment information has been provided in Note 25.

ad.	New accounting pronouncements

In June 2006, the FASB issued FIN 48, Accounting for Uncertainty in Income Taxes an interpretation of FASB Statement No. 109. This Interpretation clarifies the accounting for uncertainty in income taxes recognized in an enterprise’s financial statements in accordance with FASB Statement No. 109, Accounting for Income Taxes. This Interpretation prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. This Interpretation also provides guidance on de-recognition, classification, interest and penalties, disclosure, etc. This interpretation is applicable from the fiscal year beginning after December 15, 2006. The impact, if any, on account of this interpretation is under evaluation.

In September 2006, the FASB issued SFAS 157 Fair Valuation Measurement which provides a definition of fair value, establishes a framework for measuring fair value and requires expanded disclosures about fair value measurements. SFAS 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007 and interim periods within those fiscal years. The provisions of SFAS 157 should be applied prospectively. The company is evaluating the application of this statement.

In February 2007, the FASB issued SFAS 159, The Fair Value Option for Financial Assets and Financial Liabilities. SFAS 159 permits measurement of recognized financial assets and liabilities at fair value with some certain exceptions such as investments in subsidiaries, obligations for pension or other postretirement benefits, and financial assets and financial liabilities recognized under leases. Changes in the fair value of items for which the fair value option is elected should be recognized in income or loss. The election to measure eligible items at fair value is irrevocable and can only be made at defined election dates or events, generally on an instrument by instrument basis. Items for which the fair value option is elected should be separately presented or parenthetically be disclosed in the statement of financial position. SFAS 159 also requires significant new disclosures that apply for interim and annual financial statements. SFAS 159 shall be effective for fiscal years beginning after November 15, 2007 with earlier adoption permitted, if certain conditions are met. The company is evaluating the application of this statement.

ae.	Convenience Translation

The accompanying consolidated financial statements have been expressed in Indian rupees ("Rs."), the Company’s functional currency. For the convenience of the reader, the financial statements as at and for the year ended March 31, 2007 have been translated into U.S. dollars at US$1.00 = Rs. 43.1 based on the noon buying rate for cable transfers on March 30, 2007 as certified for customs purposes by the Federal Reserve Bank of New York. Such translation should not be construed as representation that the rupee amounts have been or could be converted into U.S. dollars at that or any other rate, or at all.

3.	Cash and cash equivalents

Cash and cash equivalents consist of the following:

	As of March 31,
	2006	2007	2007
	(In millions)
Cash on hand	Rs. 76.5	Rs. 65.3	US$	1.5
Balances with banks in Indian rupees	4,561.0	6,590.5		152.9
Balances with banks in foreign currencies	1,678.4	996.7		23.1

Total	Rs. 6,315.9	Rs. 7,652.5	US$	177.5

4.	Finance receivables

Net investments in sales type and direct financing leases are as follows:

	As of March 31,
	2006	2007	2007
	(In millions)
Total minimum lease payments to be received	Rs. 54,195.8	Rs. 97,482.5	US$	2,261.8
Less: Unearned income	5,731.9	13,894.4		322.4

	48,463.9	83,588.1		1,939.4
Less: Allowance for credit losses	846.8	730.2		16.9

Net investment in financing leases	Rs. 47,617.1	Rs. 82,857.9	US$	1,922.5

Current portion	20,452.9	28,704.4		666.0
Non-current portion	27,164.2	54,153.5		1,256.5

Net investment in financing leases	Rs. 47,617.1	Rs. 82,857.9	US$	1,922.5

Changes in the allowance for doubtful finance receivables are as follows:

	As of March 31,
	2005	2006	2007	2007
	(In millions)
Beginning balance	Rs. 120.7	Rs. 129.6	Rs. 846.8	US$	19.6
Additional allowances for credit losses for the year ( net of recoveries)	8.9	717.2	(116.6)		(2.7)

Ending balance	Rs. 129.6	Rs. 846.8	Rs. 730.2	US$	16.9

Minimum direct financing lease receivables are contractually due as follows:

Years ending March 31:	As of March 31, 2007
	(In Millions)
2008	Rs. 36,489.8	US$	846.7
2009	29,256.3		678.8
2010	21,439.5		497.4
2011	8,697.8		201.8
2012	1,583.7		36.7
Thereafter	15.4		0.4

Gross minimum lease payments to be received	Rs. 97,482.5	US $	2,261.8

Retained interests in sold receivables, which consist of subordinated / other securities that have been included in available-for-sale investments, were as follows:

	As of March 31,
	2006	2007	2007
	(In millions)
Subordinated / other securities	Rs. 482.5	Rs. 640.1	US$	14.8

Retained interests in sold receivables which are not in the nature of securities are Rs. 458.3 million and Rs. 694.5 million as on March 31, 2006 and March 31, 2007 respectively.

The following table summarizes pre-tax gains on securitizations and certain cash flows received from customers and paid to SPEs for sales that were completed in year ended March 31, 2005, 2006 and 2007:

	For the years ended March 31,
	2005	2006	2007	2007
	(In millions)
Gross proceeds from new securitizations	Rs. 2,701.1	Rs. 28,128.3	Rs. 43,027.0	US$	998.3
Fair value of finance receivables derecognized	2,508.0	27,403.5	41,955.2		973.4
Estimated cost of servicing by dealers	53.6	430.5	659.0		15.3

Pre-tax gains on securitization	Rs. 139.5	Rs. 294.3	Rs. 412.8	US$	9.6

Cash flow information
Collections against securitized receivables	Rs. 6,470.0	Rs. 15,170.2	Rs. 26,407.1	US$	612.7
Payments made to SPEs	Rs. 5,852.2	Rs. 13,743.6	Rs. 25,759.3	US$	597.7
Cash flows on retained interests:
Subordinated securities	Rs. 595.8	Rs. 629.4	Rs. (286.6)	US$	(6.6)
Others	Rs. —	Rs. 354.0	Rs. (236.2)	US$	(5.5)

Tata Motors retained servicing rights for finance receivables sold in securitization transactions. The servicing portfolio is summarized in the table as follows:

	As of March 31,
	2006	2007	2007
	(In millions)
Balance at the beginning	Rs. 5,161.9	Rs. 35,971.6	US$	834.6
On acquisition	13,473.4	—		—
Receivables sold	32,506.5	50,282.5		1,166.6
Collections	(15,170.2)	(26,407.1)		(612.7)

Balance at the end	Rs. 35,971.6	Rs. 59,847.0	US$	1,388.5

Key assumptions used in measuring the retained interests in finance receivables of sales completed in year ended March 31, 2005, 2006 and 2007 as of the dates of such sales were as follows:

	For the years ended March 31,
	2005	2006	2007
Key assumptions: (rates per annum)
Annual prepayment rate	0.36%	0.42-1.74%	0.60%
Expected credit losses	0.76-0.90%	0.24-1.34%	0.26-1.23%

Changes in the allowance for doubtful securitized receivables were as follows:

	As of March 31,
	2005	2006	2007	2007
	(In millions)
Beginning balance	Rs. 137.5	Rs. 186.0	Rs. 411.5	US$	9.5
Additional allowances for credit losses for the year (net of recoveries) (includes Rs. 217.1 million liability assumed on acquisition for 2006)	48.5	225.5	667.7		15.5

Ending balance	Rs. 186.0	Rs. 411.5	Rs. 1,079.2	US$	25.0

The table below outlines the economic assumptions and the sensitivity of the estimated fair value of retained interests in finance receivables at March 31, 2007 to immediate 10% and 20% changes in those assumptions:

	As of March 31, 2007
	(In millions)
Carrying value/fair value of retained interests
Annual prepayment rate
Impact of 10% adverse change	Rs. 0.1	US$	—
Impact of 20% adverse change	0.3		—
Expected credit losses
Impact of 10% adverse change	0.8		—
Impact of 20% adverse change	1.6		—

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

5.	Inventories

Inventories consist of the following:

	As of March 31,
	2006	2007	2007
	(In millions)
Raw materials and manufacturing supplies	Rs. 13,280.3	Rs. 16,110.6	US$	373.8
Work-in-progress	3,629.8	4,009.7		93.0
Finished products	9,393.5	13,802.8		320.3

Total	Rs. 26,303.6	Rs. 33,923.1	US$	787.1

6.	Other current assets

Other current assets consist of the following:

	As of March 31,
	2006	2007	2007
	(In millions)
Advances to suppliers, contractors and others	Rs. 2,158.3	Rs. 7,059.1	US$	163.7
Deposits with government and public bodies	2,198.9	2,782.5		64.6
Prepaid expenses	467.7	862.5		20.0
Advance taxes (net)	3,183.6	2,986.7		69.3
Other current assets	4,466.0	5,348.3		124.1

Total	Rs. 12,474.5	Rs. 19,039.1	US$	441.7

7.	Investments

Investments consist of the following:

	As of March 31,
	2006	2007	2007
	(In millions)
Investments available-for-sale, at market	Rs. 22,131.1	Rs. 19,484.2	US$	452.1
Investments held-to-maturity, at amortized cost	61.5	76.5		1.8
Investments at cost, net	2,657.9	2,697.6		62.6

Total	Rs. 24,850.5	Rs. 22,258.3	US$	516.5

Information on unrealized gains and losses for investments available-for-sale is as follows:

Available-for-sale securities	Amortized Cost	Gross unrealized gains	Gross unrealized losses	Fair value
	(In millions)
As of March 31, 2006:
Equity shares	Rs. 2,572.9	Rs. 14,738.0	Rs. —		Rs. 17,310.9
Investments in mutual funds	2,570.5	134.2	—		2,704.7
Government bonds	6.0	0.4	—		6.4
Corporate bonds and other debt securities	1,646.7	—	20.1		1,626.6

	6,796.1	14,872.6	20.1		21,648.6

Retained interests in securitized transactions					482.5

Total available-for-sale securities					Rs. 22,131.1

As of March 31, 2007:
Equity shares	Rs. 2,623.1	Rs. 13,264.3	Rs. 17.3		Rs. 15,870.1
Investments in mutual funds	1,327.8	50.6	—		1,378.4
Government bonds	—	—	—		—
Corporate bonds and other debt securities	1,620.3	—	24.7		1,595.6

	5,571.2	13,314.9	42.0		18,844.1

Retained interests in securitized transactions					640.1

Total available-for-sale securities					Rs. 19,484.2

Total available-for-sale securities				US$	452.1

The contractual maturity of the Company’s available-for-sale debt securities as of March 31, 2007 is as follows:

	Amortized Cost		Fair value
	(In millions)
Due in year ending March 31,
2008		Rs. 1,068.1		Rs. 1,051.1
2009		379.5		371.8
2010		150.0		150.0
2011		7.5		7.5
2012		7.7		7.7
Thereafter		7.5		7.5

		Rs. 1,620.3		Rs. 1,595.6
	US$	37.6	US$	37.0

Information on unrealized gains and losses for held-to-maturity investments is as follows:

Held-to-maturity securities	Fair value	Gross unrealized gains	Gross unrealized losses	Amortized Cost
(In millions)
As of March 31, 2006:
Debentures	Rs. 61.5	—	—		Rs. 61.5

As of March 31, 2007:
Debentures	Rs. 76.5	—	—		Rs. 76.5

	US$1.8	—	—	US$	1.8

The contractual maturity of the Company’s fixed income held-to-maturity securities as of March 31, 2007 is as follows:

In millions
Due in year ending March 31,
2010	Rs. 61.5
Thereafter	15.0

Rs. 76.5

Information on equity investments without readily determinable market values is as follows:

	In millions
As of March 31, 2006:
Original cost		Rs. 2,747.8
Less: Other than temporary impairment		89.9

Total securities carried at cost, net		Rs. 2,657.9

As of March 31, 2007:
Original cost		Rs. 2,790.8
Less: Other than temporary impairment		93.2

Total securities carried at cost, net		Rs. 2,697.6

Total securities carried at cost, net	US$	62.6

The current and non – current break up of investments are as under

	As of March 31,
	2006	2007	2007
	(In millions)
Current Investments	Rs. 3,153.0	Rs. 2,589.6	US$	60.1
Non-current Investments	21,697.5	19,668.7		456.4

Total	Rs. 24,850.5	Rs. 22,258.3	US$	516.5

Interest and dividends on investments were Rs. 802.6 million, Rs. 661.5 million and Rs. 1,076.0 million in the years ended March 31, 2005, 2006 and 2007, respectively. Realized gains on sale of investments for year ended March 31, 2005, 2006 and 2007 amounted to Rs. 496.7million, Rs. 173.8 million and Rs. 176.4 million, respectively.

The proceeds and gross realized gains from sale of available-for-sale securities for the year ended March 31, 2005 were Rs. 4,977.3 million and Rs. 44.1 million, respectively. Unrealized gains of Rs. 59.2 million were reclassified from accumulated other comprehensive income to earnings, on sale of these securities.

The proceeds and gross realized gains from sale of available-for-sale securities for the year ended March 31, 2006 were Rs. 8,199.7 million and Rs. 173.8 million, respectively. Unrealized gains of Rs. 89.7 million were reclassified from accumulated other comprehensive income to earnings, on sale of these securities.

The proceeds and gross realized gains from sale of available-for-sale securities for the year ended March 31, 2007 were Rs. 1,539.6 million and Rs. 176.4 million, respectively. Unrealized gains of Rs. 108.3 million were reclassified from accumulated other comprehensive income to earnings, on sale of these securities.

As at March 31, 2007, equity investments without readily determinable market values include Rs. 344.2 million in respect of an investment which was an affiliate as of March 31, 2004. During the year ended March 31, 2005, the Company sold its investment to decrease its ownership interest and thereby not being able to exert significant influence. Proceeds from sale were Rs. 91.2 million and realized gain of Rs. 29.8 million has been recognized in earnings.

8.	Property, plant and equipment, net

Property, plant and equipment consist of the following:

	As of March 31,
	2006	2007	2007
	(In millions)
Land and buildings	Rs. 10,841.2	Rs. 13,043.6	US$	302.6
Plant and equipment	62,281.5	71,179.8		1,651.5
Vehicles	1,169.4	1,287.0		29.9
Computers	4,688.4	4,924.9		114.3
Furniture and fixtures	967.3	1,315.9		30.5

	79,947.8	91,751.2		2,128.8
Less: Accumulated depreciation	40,722.0	45,612.8		1,058.3

	39,225.8	46,138.4		1,070.5
Add: Capital work-in-progress	6,280.5	17,511.3		406.3

Property, plant and equipment, net	Rs. 45,506.3	Rs. 63,649.7	US$	1,476.8

Depreciation expense for year ended March 31, 2005, 2006 and 2007 was Rs. 4,888.8 million, Rs. 5,470.3 million and Rs. 5,943.1 million, respectively.

Interest capitalized in year ended March 31, 2005, 2006 and 2007 was Rs. 29.6 million, Rs. 54.4 million and Rs. 250.8 million, respectively.

Included in property, plant and equipment are the following assets under capital lease:

	As of March 31,
	2006	2007	2007
	(In millions)
Buildings	Rs. 323.4	Rs. 368.6	US$	8.6
Plant and equipment	1,885.7	1,585.0		36.8
Vehicles	4.1	5.4		0.1
Computers	60.9	53.6		1.2
Furniture and fixtures	31.5	96.9		2.2

	2,305.6	2,109.5		48.9
Less: Accumulated depreciation	982.0	1,018.5		23.6

Total leased property, plant and equipment, net	Rs. 1,323.6	Rs. 1,091.0	US$	25.3

9.	Leases

The Company has taken on lease property, machinery, equipment and vehicles under operating and capital leases. The following is a summary of future minimum lease rental commitments under non cancelable operating leases and capital leases entered into by the Company:

	As of March 31, 2007
	Operating	Capital
	(In millions)
Years ending March 31,
2008	Rs. 174.8	Rs. 29.7
2009	161.1	23.9
2010	100.6	17.3
2011	82.5	16.5
2012	49.5	7.6
Thereafter	54.5	—

Total minimum lease commitments	623.0	95.0
Less: Interest on capital leases	—	11.4

Present value of minimum lease payments	Rs. 623.0	Rs. 83.6

Total operating lease rental expense was Rs. 116.1 million, Rs. 168.7 million and Rs. 158.2 million in the year ended March 31, 2005, 2006 and 2007, respectively.

10.	Income taxes

The income tax expense consists of the following:

	For the years ended March 31,
	2005	2006	2007	2007
	(In millions)
Current	Rs. 4,195.0	Rs. 4,933.7	Rs. 7,284.2	US$	169.0
Deferred	904.9	684.6	828.8		19.2

Total income tax expense	Rs. 5,099.9	Rs. 5,618.3	Rs. 8,113.0	US$	188.2

The domestic and foreign tax components of Income tax expense are given below:

	For the years ended March 31,
	2005	2006	2007	2007
	(In millions)
Current taxes
Domestic	Rs. 4,132.3	Rs. 4,710.7	Rs. 6,654.2	US$	154.4
Foreign	62.7	223.0	630.0		14.6
Deferred taxes
Domestic	797.8	505.9	796.0		18.5
Foreign	107.1	178.7	32.8		0.7

Total income tax expense	Rs. 5,099.9	Rs. 5,618.3	Rs. 8,113.0	US$	188.2

The reconciliation of estimated income taxes at the Indian statutory income tax rate to income tax expense is as follows:

	For the years ended March 31,
	2005	2006	2007	2007
	(In millions)
Income before income taxes	Rs. 18,381.4	Rs. 20,488.6	Rs. 26,391.2	US$	612.4
Statutory tax rate	36.5925%	33.66%	33.66%		33.66%
Expected income tax expense at statutory tax rate	Rs. 6,726.2	Rs. 6,896.5	Rs. 8,883.3	US$	206.1
Add/(less): Tax effect of permanent differences
Research and development	(410.4)	(808.2)	(1,316.4)		(30.5)
Dividend income	(268.6)	(161.6)	(315.7)		(7.3)
Long term gain on sale of shares of subsidiary	—	(515.7)	—		—
Set off of loss upon demerger	(360.3)	—	—		—
Undistributed earnings of subsidiaries	161.7	390.1	603.1		14.0
Effect of change in tax laws and rates	(484.5)	(391.3)	—		—
Change in valuation allowance	(84.0)	(6.7)	68.9		1.6
Others (Net)	(180.2)	215.2	189.8		4.3

Income tax expense reported	Rs. 5,099.9	Rs. 5,618.3	Rs. 8,113.0	US$	188.2

Effective year ended March 31, 2005, long-term capital gains on sale of equity shares through a recognized stock exchange have been exempted from tax. Consequently, reduction in deferred tax liability on unrealized gain on such investments held by Tata Motors has been included in determination of net income for the year ended March 31, 2005.

Significant components of deferred tax asset and liability are as follows:

	As of March 31,
	2006	2007	2007
	(In millions)
Deferred tax assets:
Depreciation carryforwards	Rs. 103.9	Rs. 133.8	US$	3.1
Business loss carryforwards	469.5	1,067.8		24.8
Employees separation scheme	232.2	152.8		3.5
Expenses deductible in future years	537.2	409.8		9.5
On valuation adjustment of assets of acquired company	1,130.8	1,388.4		32.2

Allowances for doubtful receivables and other current assets	818.0	1,046.2		24.3
Upfront fees and debt issuance costs	153.0	288.8		6.7
Compensated absences	835.4	1,175.5		27.3
Retirement benefits	—	624.0		14.5
Others	376.9	476.6		11.1

Total deferred tax asset	4,656.9	6,763.7		157.0
Less: Valuation allowance	503.1	1,180.7		27.4

Net deferred tax asset	4,153.8	5,583.0		129.6

Deferred tax liabilities:
Property, Plant & Equipment	6,691.6	7,245.4		168.1
Retirement benefits	321.7	—		—
Undistributed earnings in subsidiaries	563.6	1,166.6		27.1
Reserve for Research & Human resource development	305.9	270.2		6.3
Others	189.7	353.2		8.1

Total deferred tax liability	8,072.5	9,035.4		209.6

Net deferred tax liability	Rs. (3,918.7)	Rs. (3,452.4)	US$	(80.0)

Current	Rs. 2,216.5	Rs. 2,531.2	US$	58.8
Non-current	Rs. (6,135.2)	Rs. (5,983.6)	US$	(138.8)

Valuation allowances have been created for deferred tax assets arising at subsidiaries that are making losses and that do not expect a return to tax profitability in the foreseeable future. The net change in the total valuation allowance for deferred tax assets for the years ended March 31, 2005, 2006 and 2007 consist of the following:

	For the years ended March 31,
	2005	2006	2007	2007
	(In millions)
Valuation allowance at the beginning of the year	Rs. 448.3	Rs. 364.3	Rs. 503.1	US$	11.7
Additions	3.8	186.6	735.2		17.0
Deductions	(87.8)	(47.8)	(57.6)		(1.3)

Valuation allowance at the end of the year	Rs. 364.3	Rs. 503.1	Rs. 1,180.7	US$	27.4

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

During the year ended March 31, 2006, INCAT International Plc, UK and Tata Technologies Pte Limited Singapore, were acquired by subsidiaries of the Company. Based on evaluation of possibility of utilization of the pre-acquisition carried forward losses, a valuation allowance of the entire amount of Rs. 149.5 million has been created. Reversal, if any, of the valuation allowance would be recorded as the reduction of goodwill arising from the respective acquisition.

Business loss carryforwards expire unutilized based on the year of origination as follows:

March 31,	In millions
2008	Rs. 20.4	US$	0.5
2009	206.1		4.8
2010	177.7		4.1
2011	213.0		4.9
2012	219.2		5.1
2013	39.9		0.9
2014	53.7		1.2

Tax effects allocated to each component of other comprehensive income are as follows:

	Years ended March 31,
	2006	2007	2007
	(In millions)
Unrealized gain on available-for-sale securities	Rs. (4.3)	Rs. 47.9	US$	1.1
Additional minimum liability on defined retirement benefit plans	129.7	—		—
Unamortized actuarial gains and losses/ prior service cost	—	1,081.3		25.1

Total	Rs. 125.4	Rs. 1,129.2	US$	26.2

11.	Goodwill and Other Intangible Assets

	As of March 31,
	2006	2007	2007
	(In millions)
Goodwill	Rs. 7,034.1	Rs. 7,239.1	US$	167.9
Other intangible assets	2,355.1	2,990.0		69.4

Total	Rs. 9,389.2	Rs. 10,229.1	US$	237.3

As of March 31, 2006 Goodwill of Rs. 4,664.5 million and Rs. 2,369.6 million relates to the automotive segment and other segment respectively. As of March 31, 2007 Goodwill of Rs. 4,660.1 million and Rs.2,579.0 million relates to the automotive segment and other segment respectively. The movement of goodwill is given below:

	Years ended March 31,
	2005	2006	2007	2007
	(In millions)
Balance at the beginning	Rs. 201.2	Rs. 289.9	Rs. 7,034.1	US$	163.2
On acquisition during the year	88.7	6,744.2	—		—
Effect of currency translation	—	—	225.8		5.2
Deductions on liquidation of subsidiaries during the year	—	—	(20.8)		(0.5)

Balance at the end	Rs. 289.9	Rs. 7,034.1	Rs. 7,239.1	US$	167.9

In year ended March 31, 2005, 2006 and 2007, there were no goodwill impairments.

Intangible assets consist of the following:

	As of March 31,
	2006	2007	2007
	(In millions)
Software	Rs. 1,070.1	Rs. 1,749.1	US$	40.7
Patents and Technology know-how	388.9	561.2		13.1
Customer Related	966.7	1,023.1		23.7
Supplier Related	691.1	759.0		17.6

	3,116.8	4,092.4		95.1
Less: Accumulated amortization
Software	234.8	649.8		15.1
Patents and Technology know-how	383.0	28.3		0.7
Customer Related	74.8	196.6		4.6
Supplier Related	69.1	227.7		5.3

	761.7	1,102.4		25.7

Intangible assets, Total	Rs. 2,355.1	Rs. 2,990.0	US$	69.4

Amortization expense for year ended March 31, 2005, 2006 and 2007 was Rs. 33.2 million, Rs. 373.1 million and Rs. 663.2 million, respectively.

The estimated year wise amortization for Intangible assets is as follows:

	As of March 31,
Due in the year ending March 31,	(In millions)
2008	Rs. 744.4	US$	17.2
2009	714.6		16.6
2010	493.7		11.5
2011	292.8		6.8
2012	184.6		4.3
Thereafter	559.9		13.0

Total	Rs. 2,990.0	US$	69.4

12.	Other non-current assets

Other non-current assets consist of the following:

	As of March 31,
	2006	2007	2007
	(In millions)
Deposits with Government and public bodies	Rs. 442.3	Rs. 533.6	US$	12.3
Margin money	2,444.3	2,675.7		62.1
Loans to employees	1,165.1	1,052.0		24.4
Loans to affiliates	269.7	—		—
Others	1,555.6	2,429.1		56.4

Total	Rs. 5,877.0	Rs. 6,690.4	US$	155.2

Margin money with banks is in the nature of restricted cash, and consists of collateral provided in support of guarantees issued by banks on the Company’s behalf, in accordance with loan agreements and as may be required for securitization transactions.

13.	Accrued expenses and other current liabilities

Accrued expenses and other current liabilities consist of the following:

	As of March 31,
	2006	2007	2007
	(In millions)
Advances	Rs. 4,198.8	Rs. 3,470.7	US$	80.5
Accrued interest	199.9	282.6		6.6
Product warranties	1,811.5	2,187.3		50.7
Liability for compensated absences	3,070.7	3,835.5		89.0
Provision for employee benefits	659.3	190.4		4.4
Other accrued expenses	1,696.1	1,827.9		42.5

Total	Rs. 11,636.3	Rs. 11,794.4	US$	273.7

14.	Short-term borrowings and current portion of long term debt

Short-term borrowings and current portion of long term debt consists of the following:

	As of March 31,
	2006	2007	2007
	(In millions)
Inter-corporate deposits	Rs. 42.5	Rs. 42.5	US$	1.0
Commercial paper	—	1,400.0		32.5
Bank debt	7,930.3	26,265.1		609.4
Loan from State Bank of India (foreign currency, floating rate demand loan)	—	5,436.9		126.1
Current portion of long-term debt	1,465.3	5,757.5		133.6

Total	Rs. 9,438.1	Rs. 38,902.0	US$	902.6

Weighted average interest rate	6.12%	7.17%		7.17%
Unused short-term credit facilities available	Rs. 23,636.9	Rs. 19,870.5	US$	461.0

Inter corporate deposits and Commercial paper are unsecured while bank debt and Loan from State Bank of India are secured by hypothecation of existing and future stocks of raw materials, stock in trade, stores, work in progress, book debts, hire purchase book debts and outstanding amounts on vehicle loan contracts.

15.	Long-term debt

Long-term debt consists of the following:

		As of March 31,
	Redemption/	2006	2007	2007
	Maturity date	(In millions)
Debentures:
14.75% Non-convertible debentures	October 11, 2008	Rs. 702.6	Rs. 703.3	US$	16.3
Floating rate non convertible debentures	October 1, 2007	49.8	50.0		1.2
Foreign Currency Convertible Notes:
1% Foreign Currency Convertible Notes	July 31, 2008	435.2	3.0		0.1
Zero Coupon Foreign Currency Convertible Notes (USD)	April 27, 2009	770.6	250.4		5.8
1% Foreign Currency Convertible Notes	April 27, 2011	13,931.0	13,998.7		324.8
Zero Coupon Foreign Currency Convertible Notes (JPY)	March 21, 2011	4,384.7	4,267.4		99.0

7.875% US Notes	July 15, 2007	1,987.0	1,937.0		44.9
4.7% - 6.0% Buyers credit		—	4,312.6		100.1
Others:
Loan from Standard Chartered Bank	February 03, 2009	2,685.8	2,168.0		50.3
Loan from other banks in Indian rupees	2008 to 2010	—	13,500.0		313.2
Others Term loans		1,159.7	3,118.8		72.4
Foreign currency loans from banks		1,502.4	890.0		20.6

Zero coupon sales tax deferment loan	857.8	705.2		16.4
Other	202.0	88.2		2.0

Total	Rs. 28,668.6	Rs. 45,992.6	US$	1,067.1
Less: current portion	1,465.3	5,757.5		133.6

Long-term debt	Rs. 27,203.3	Rs. 40,235.1	US$	933.5

Weighted average interest rate	4.60%	4.84%		4.84%

Interest rates shown in the table above are the stated coupon interest rates as per the terms of the loan. The effective interest rates and the face amount of the loans included in the above table, for which the coupon and effective rates are different, are as follows:

	As of March 31,
	Effective interest rate		Face amount
	2006	2007	2006	2007	2007
			(In millions)
14.75% non convertible Debentures	14.88%	14.88%	Rs. 705.0	Rs. 705.0	US$	16.4
Floating rate non convertible debentures	8.10%	8.48%	50.0	50.0		1.2
1% Foreign Currency Convertible Notes due 2008	4.31%	—	395.3	2.6		0.1
Zero Coupon Foreign Currency Convertible Notes due 2009	1.51%	4.62%	808.7	265.8		6.2
1% Foreign Currency Convertible Notes due 2011	4.06%	3.91%	13,385.3	13,048.5		302.7
Zero Coupon Foreign Currency Convertible Notes (JPY)	0.19%	0.17%	4,456.9	4,330.0		100.5
7.875% US Notes	7.87%	7.87%	1,987.0	1,937.0		44.9
5.12% Loan from Standard Chartered Bank	5.31%	5.93%	2,677.8	2,172.8		50.4
Zero coupon sales tax deferment loan	5.75%	7.40%	958.5	754.9		17.5

The scheduled maturity of long-term debt as of March 31, 2007 is set out as below:

	As of March 31, 2007
Due in the year ending March 31,	(In millions)
2008	Rs. 5,757.5	US$	133.6
2009	14,447.5		335.2
2010	7,098.9		164.7
2011	4,555.8		105.7
2012	14,064.6		326.3
Thereafter	68.3		1.6

Total	Rs. 45,992.6	US$	1,067.1

Non-refundable fees and loan origination costs amounting Rs. 402.0 million, Rs. 495.0 million and Rs. 417.1 million has been recognized as interest expense in year ended March 31, 2005, 2006 and 2007, respectively, as an adjustment of yield over the lives of the related loans.

Premium on early redemption of loans and debentures of Rs. 121.4 million, Rs. 22.0 million and Rs. Nil has been recognized in earnings in year ended March 31, 2005, 2006 and 2007, respectively.

The following are specific terms relating to long-term debt:

Debentures

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

Foreign Currency Convertible Notes

1% Foreign Currency Convertible Notes due 2008

On July 31, 2003, Tata Motors issued 1% foreign currency convertible Notes (or the “Notes”) amounting to Rs. 4,615.6 million (US$100 million). Unless previously redeemed, or purchased and cancelled the Notes may be converted into newly issued ordinary shares of the Company or American Depositary Shares (“ADSs”), at the option of the holders of the Notes, at any time from September 11, 2003 to July 1, 2008, at an initial conversion price of Rs. 250.745 per share.

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

16,778,052 ordinary shares were allotted during the period September 11, 2003 to March 31, 2006, consequent to conversion of 91,140 Notes with an aggregate value of Rs. 4,119.1 million.

During the year ended March 31, 2007, 1,620,003 ordinary shares were allotted consequent to conversion of 8,800 Notes with an aggregate value , net of Rs. 0.9 million being stamp duty expenses on conversion, of Rs. 411.8 million (US$ 8.8 million). Further, 60 of the Notes with an aggregate value of Rs. 2.61 million (US$ 0.06 million) outstanding as at March 31, 2007, may at the option of the noteholders be converted into 11,045 ADSs or shares at any time up to July 1, 2008.

Zero Coupon Foreign Currency Convertible Notes due 2009

On April 27, 2004, Tata Motors raised US$ 100 million by way of Zero Coupon Convertible Notes due for redemption on April 27, 2009. The noteholders have an option to convert these Notes into ordinary shares or ADSs determined at an initial conversion price of Rs. 573.106 per share with a fixed rate of exchange on conversion of Rs. 43.85 per USD, from and including June 7, 2004 to and including March 28, 2009. The conversion price will be subject to certain adjustments. Further, Tata Motors has a right to redeem in whole, but not in part, these Notes at any time on or after April 27, 2005, subject to certain conditions. Unless previously converted, redeemed or purchased and cancelled, these Notes will be due for redemption on April 27, 2009, at 95.111% of the principal amount.

During the year ended March 31, 2006, 6,264,476 ordinary shares were allotted consequent to conversion of 81,875 Notes with an aggregate value, net of Rs. 3.7 million being stamp duty expenses on conversion, of Rs. 3,634.4 million (US$ 81.7 million).

During the year ended March 31, 2007, 919,297 ordinary shares were allotted consequent to conversion of 12,015 Notes with an aggregate value of Rs. 551.0 million (US$ 12.01 million). Further, 6,110 of the Notes with an aggregate value of Rs. 265.75 million (US$ 6.2 million) outstanding as at March 31, 2007, may at the option of the noteholders be converted into 467,494 ADSs or shares at any time up to March 28, 2009.

1% Foreign Currency Convertible Notes due 2011

On April 27, 2004, Tata Motors also raised US$ 300 million by way of one percent Convertible Notes due for redemption on April 27, 2011. The note holders have an option to convert these Notes into ordinary shares / ADSs determined at an initial conversion price of Rs. 780.400 per share at a fixed rate of conversion of Rs. 43.85 per USD, from and including June 7, 2004 to and including March 28, 2011. The conversion price will be subject to certain adjustments. In the event of certain changes affecting taxation, Tata Motors has an option to redeem in whole but not in part, these Notes at any time. Unless previously converted, redeemed or purchased and cancelled, these Notes will be due for redemption on April 27, 2011 at 121.781% of the principal amount. There has been no conversion during the year ended March 31, 2007. Outstanding Notes may at the option of the noteholders be converted into 16,856,740 ADSs or shares at any time up to March 28, 2011.

Zero Coupon Foreign Currency Convertible Notes due 2011

On March 20, 2006, Tata Motors issued Yen 11,760 million (Rs. 4,500.3 million) Zero Coupon Convertible Notes due for redemption on March 21, 2011. The noteholders have an option to convert these Notes into ordinary shares or ADSs determined at an initial conversion price of Rs. 1,001.39 per share with a fixed rate of exchange on conversion of Rs. 1.00 per Yen 2.66, from and including May 2, 2006 to and including February 19, 2011. The conversion price will be subject to certain adjustments. Further, Tata Motors has a right to redeem in whole, or in part, these Notes at any time on or after March 20, 2009 but prior to February 8, 2011, subject to certain conditions. In the event of certain changes affecting taxation, Tata Motors has an option to redeem in whole but not in part, these Notes at any time. Unless previously converted, redeemed or purchased and cancelled, these Notes will be due for redemption on March 21, 2011, at 99.253% of the principal amount. There has been no conversion during the year ended March 31, 2007. Outstanding Notes may at the option of the noteholders be converted into 4,414,916 ADSs or shares at any time up to February 19, 2011.

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

Buyers Credit

The buyers line of credit from State Bank of India (SBI) and Hongkong and Shanghai Banking Corporation (HSBC) is secured by Hypothecation of existing and future stocks of raw materials, stock in trade, stores, work in progress and book debts except Hire Purchase book debts and outstanding amounts on vehicle loan contracts and is repayable at the end of three years from drawdown dates.

Others

Other loans from banks pertaining to Tata Motors’ subsidiaries are secured by charges on certain movable and immovable assets including finance receivables of the respective subsidiary companies. One of the subsidiaries of the company has to maintain a non performing asset ratio of less than 3%. The interest rates of these loans range from 8.2% to 10%.

The Sales Tax Deferment Loan is secured by a residual charge on the immovable and movable properties at Lucknow.

Other term loans include loan from Technology Development Board that has a specific charge on the Company’s movable plant and machinery, machinery spares, tools and accessories and other movables, both present and future, except book debts and stocks pertaining to the Indica Car plant at Chikali.

16.	Shareholders’ equity

Ordinary Shares

The entitlements to 49,989 Ordinary shares are subject matter of various suits filed in the courts/forums by third parties for which final order is awaited and hence kept in abeyance.

Capital redemption reserve

The Indian Companies Act, 1956 (the “Companies Act”) requires that where a company purchases its own shares not out of proceeds of a fresh issue but out of free reserves, then a sum equal to the nominal value of the shares so purchased shall be transferred to a capital redemption reserve account, which may be applied to issue fully paid bonus shares. The Company established this reserve pursuant to the redemption of preference shares issued in earlier years.

Debenture redemption reserve

The Companies Act requires that where a company issues debentures, it shall create a debenture redemption reserve from profits every year until such debentures are redeemed. Manufacturing companies are required to maintain a minimum proportion of the outstanding redeemable debentures as a reserve. The amounts credited to the debenture redemption reserve may not be utilized by the Company except to redeem debentures. As at March 31, 2007, Tata Motors has Rs. 3,182.4 million more in the debenture redemption reserve than statutorily required and, therefore, this excess amount is unrestricted.

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

Reserve for Research and Human Resource Development

In terms of Article 9 of the Act on Special Taxation Restriction in Korea, Tata Daewoo Commercial Vehicle Company Limited (TDCV, a subsidiary company) is entitled for deferment of tax in respect of expenditure incurred on research and development subject to fulfillment of certain conditions, by way of deduction from the taxable income, provided TDCV appropriates an equivalent amount from ‘Retained Earnings’ to ‘Reserve for Research and Human Resource Development’.

The deferment is for a period of three years and from the fourth year onwards one-third of the reserve is offered to tax and an equal amount is then transferred from the reserve to ‘Retained earnings available for appropriation’.

Accumulated other comprehensive income

The cumulative balances included in accumulated other comprehensive income (net of minority interest) are:

	As of March 31,
	2006	2007	2007
	(In millions)
Translation adjustment	Rs. 368.1	Rs. 980.1	US$	22.7
Additional minimum pension liability (net of deferred tax)	(234.8)	—		—
Unamortized actuarial gains and losses/ prior service cost (net of deferred tax)	—	(2,251.4)		(52.2)
Unrealized gain on available-for-sale securities (net of deferred tax)	14,383.2	12,748.3		295.8

Total	Rs. 14,516.5	Rs. 11,477.0	US$	266.3

17.	Other non-operating income, net

Other non-operating income, net consists of the following:

	Years ended March 31,
	2005	2006	2007	2007
	(In millions)
Investment income	Rs. 1,299.3	Rs. 790.6	Rs. 1,185.9	US$	27.5
Gain on sale of investments in affiliate	29.8	—	214.1		5.0
Premium on long-term debt prepaid	(121.4)	(22.0)	—		—
Foreign exchange gains (losses), net	(373.1)	(279.4)	1,576.4		36.6
Other	987.0	1,393.4	1,769.0		41.0

Total	Rs. 1,821.6	Rs. 1,882.6	Rs. 4,745.4	US$	110.1

During the year ended March 31, 2007 the Company sold its holding in two affiliate companies. The net gain on sale of these affiliates is included in Gain on sale of investments in affiliates above.

18.	Employee separation compensation

Tata Motors and some of its subsidiary companies offered voluntary separation to employees under an early separation scheme during the years ended March 2005, 2006 and 2007. The scheme provided for payment of pension based on salary drawn at the time of separation and certain medical benefits up to the age of normal superannuation. Compensation payable to the separated employees is accounted for based on an actuarial valuation.

The number of employees who accepted voluntary separation under the scheme was 18, 6 and 8 for the years ended March 31, 2005, 2006 and 2007, respectively.

19.	Gain on sale of equity interests in subsidiary

During year ended March 31, 2006, Tata Motors sold a part of its equity interest in its subsidiary, Telco Construction Equipment Company Limited (Telcon ) to Hitachi Construction Machinery Company Limited (Tata Motors’ technology and equity partner in Telcon) for a cash consideration of Rs. 2,078.3 million. A gain of Rs. 1,532.1 million has been recorded on this transaction. Consequently, Tata Motors’ holding in Telcon has been reduced from 80% to 60%.

20.	Employee benefits

Pension and post retirement plans

The following table sets out the funded status and the amounts recognized in the financial statements for the pension and the post retirement plans:

	As of March 31,
	Pension Benefits		Post retirement Benefits
	2006	2007	2007		2006	2007	2007
	(In millions)
Change in projected benefit obligation:
Projected benefit obligation, beginning of the year	Rs. 4,416.2	Rs. 4,529.4	US$	105.1	Rs. 454.4	Rs. 443.0	US$	10.3
Liability assumed on acquisition	12.3	—		—	1.0	—		—
Service cost	217.8	227.7		5.3	16.1	29.1		0.7
Interest cost	315.3	315.5		7.3	32.5	31.9		0.7
Actuarial (gain) / loss	214.1	831.3		19.3	(17.2)	143.9		3.3
Benefits paid	(455.3)	(522.0)		(12.1)	(43.8)	(33.5)		(0.8)
Settlements	(191.0)	(185.5)		(4.3)	—	—		—

Projected benefit obligation, end of the year	Rs. 4,529.4	Rs. 5,196.4	US$	120.6	Rs. 443.0	Rs. 614.4	US$	14.2

Change in plan assets:
Fair value of plan assets, beginning of the year	Rs. 3,430.1	Rs. 3,522.5	US$	81.7	—	—		—
Fair value of plan assets assumed on acquisition	6.9	—		—	—	—		—
Actual return on plan assets	95.4	403.5		9.4	—	—		—
Employer’s contributions	650.7	1,128.3		26.2	43.8	33.5		0.8
Benefits paid	(455.3)	(522.0)		(12.1)	(43.8)	(33.5)		(0.8)
Settlements	(205.3)	(171.9)		(4.0)	—	—		—

Fair value of plan assets, end of the year	Rs. 3,522.5	Rs. 4,360.4	US$	101.2	—	—		—

Shortfall of plan assets over obligation	Rs. (1,006.9)	Rs. (836.0)	US$	(19.4)	Rs. (443.0)	Rs. (614.4)	US$	(14.2)

Unrecognised net loss	1,947.4				112.4
Unrecognised prior service gain	(152.5)				—

	788.0				(330.6)
Recognised as Additional Minimum Liability	(350.4)				—

Prepaid / (Accrued) benefit cost	Rs. 437.6				Rs. (330.6)

Accumulated benefit obligation	Rs. 3,739.2	Rs. 3,926.5	US$	91.1	Rs. 298.4	Rs. 435.5	US$	10.1

Amount recognised in the statement of financial position consist of:

	As of March 31,
	Pension Benefits		Post retirement Benefits
	2006	2007	2007		2006	2007	2007
	(In millions)
Current assets	Rs. 1,246.1	—		—	—	—	US$	—

Non current assets	—	3.9		0.1	—	—		—
Current liabilities	(522.1)	(35.1)		(0.8)	(26.7)	(29.2)		(0.6)
Non current liabilities	(286.4)	(804.8)		(18.7)	(303.9)	(585.2)		(13.6)

Prepaid / (Accrued) benefit cost	Rs. 437.6	Rs. (836.0)	US$	(19.4)	Rs. (330.6)	Rs. (614.4)	US$	(14.2)

Amount recognised in accumulated other comprehensive income consist of:

	As of March 31,
	Pension Benefits				Post retirement Benefits
	2006	2007	2007		2006	2007	2007
	(In millions)
Net loss (gain)	Rs. 480.9	Rs. 2,436.5	US$	56.5	—	Rs. 251.9	US$	5.8
Prior service cost (gain)	(130.5)	(81.3)		(1.9)	—	—		—

	Rs. 350.4	Rs. 2,355.2	US$	54.6	—	Rs. 251.9	US$	5.8

Information for funded plans with an accumulated benefit obligation in excess of plan assets:

	As of March 31,
	Pension Benefits
	2006	2007	2007
	(In millions)
Projected benefit obligation	Rs. 1,229.8	Rs. 1,132.6	US$	26.3

Accumulated benefit obligation	1,229.8	1,132.6		26.3

Fair value of plan assets	Rs. 750.6	Rs. 703.6	US$	16.3

Information for funded plans with an accumulated benefit obligation less than plan assets:

	As of March 31,
	Pension Benefits
	2006	2007	2007
	(In millions)
Projected benefit obligation	Rs. 2,940.3	Rs. 3,652.9	US$	84.8

Accumulated benefit obligation	2,192.7	2,454.5		56.9

Fair value of plan assets	Rs. 2,771.9	Rs. 3,656.8	US$	84.9

Information for unfunded plans with an accumulated benefit obligation in excess of plan assets:

	As of March 31,				As of March 31,
	Pension Benefits				Post retirement Benefits
	2006	2007	2007		2006	2007	2007
	(In millions)
Projected benefit obligation	Rs. 359.3	Rs. 410.9	US$	9.5	Rs. 443.0	Rs. 614.4	US$	14.2

Accumulated benefit obligation	316.7	339.4		7.9	298.4	435.5		10.1

Fair value of plan assets	—	—		—	—	—		—

Net pension and post retirement cost consists of the following components:

	Years ended March 31,
	Pension Benefits					Post retirement Benefits
	2005	2006	2007	2007		2005	2006	2007	2007
	(In millions)
Service cost	Rs. 205.6	Rs. 217.8	Rs. 227.7	US$	5.3	Rs. 13.2	Rs. 16.1	Rs. 29.1	US$	0.7
Interest cost	289.8	315.3	315.5		7.3	22.4	32.5	31.9		0.7
Amortisation of prior service cost / (gain)	(71.3)	(71.3)	(71.3)		(1.7)	—	—	—		—
Actuarial loss / (gain)	203.3	181.5	158.1		3.7	(0.3)	5.7	4.4		0.1
Expected return on plan assets	(233.8)	(265.2)	(282.7)		(6.6)	—	—	—		—
Cost of settlement	—	85.3	52.1		1.2	—	—	—		—

Net periodic cost	Rs. 393.6	Rs. 463.4	Rs. 399.4	US$	9.2	Rs. 35.3	Rs. 54.3	Rs. 65.4	US$	1.5

Other changes in plan assets and benefit obligation recognized in other comprehensive income:

	Years ended March 31,
	Pension Benefits					Post retirement Benefits
	2005	2006	2007	2007		2005	2006	2007	2007
	(In millions)
Increase (decrease) in minimum liability	Rs. (185.2)	Rs. 26.0	—		—	—	—	—		—
Net loss	—	—	Rs. 696.7	US$	16.2	—	—	Rs. 143.9	US$	3.3
Cost of settlement	—	—	(52.1)		(1.2)	—	—	—		—
Amortisation of Net loss	—	—	(158.1)		(3.7)	—	—	(4.4)		(0.1)
Amortisation of prior service (cost) / gain	—	—	71.3		1.7	—	—	—		—

Total recognised in other comprehensive income	Rs. (185.2)	Rs. 26.0	Rs. 557.8	US$	13.0	—	—	Rs. 139.5	US$	3.2

Total recognised in net periodic cost and other comprehensive income	Rs. 208.4	Rs. 489.4	Rs. 957.2	US$	22.2	Rs. 35.3	Rs. 54.3	Rs. 204.9	US$	4.7

The estimated net loss and prior service cost that will be amortized from accumulated other comprehensive income into net periodic benefit cost over the next fiscal year are:

	Pension Benefits			Post retirement Benefits
	(In millions)			(In millions)
Prior service cost / (gain)	Rs. (71.3)	US$	(1.7)	—		—
Actuarial loss / (gain)	Rs. 175.4	US$	4.1	Rs. 11.9	US$	0.3

The following table presents estimated future benefit payments relating to the pension and post retirement plans:

	As of March 31,
	Pension Benefits			Post retirement Benefits
	(In millions)			(In millions)
2008	Rs. 351.1	US$	8.1	Rs. 29.2	US$	0.7
2009	509.1		11.8	29.6		0.7
2010	562.3		13.0	31.8		0.7
2011	588.5		13.7	32.7		0.8
2012	565.7		13.1	34.0		0.8
2013 – 2017	Rs. 3,445.2	US$	79.9	Rs. 211.6	US$	4.9

The weighted average assumptions used in accounting for the pension and post retirement plans are set out below:

	Years ended March 31,
	Pension Benefits			Post retirement Benefits
	2005	2006	2007	2005	2006	2007
Discount rate	7.50%	7.50%	8.00% - 8.50%	7.50%	7.50%	8.50%
Rate of increase in compensation level of covered employees	3% - 5%	3% - 5%	4% - 7.50%	NA	NA	NA
Increase in health care cost	NA	NA	NA	4%	4%	4%
Expected long-term return on assets	7.50%	7.50%	8.00%-8.50%	NA	NA	NA

The expected return on plan assets is determined considering several applicable factors mainly including the composition of the plan assets held, assessed risks of asset management, historical results of the return on plan assets and the Company’s policy for plan asset management.

Plan Assets

The Company’s pension plans asset allocation as of March 31, 2006 and 2007 by category are as follows:

	Pension benefits
	Plan assets as of March 31,
	2006	2007
Asset category:
Debt securities	59%	64%
Balances with banks	41%	36%

	100%	100%

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

The Company expects to contribute Rs. 781.1 million to the funded pension plans in fiscal 2008.

The table below outlines the impact on the service cost, the interest cost and the Projected Benefit Obligation in the event of an increase of 1% in the assumed rate of increase in annual post retirement benefit cost:

	Years ended March 31,
	2006	2007	2007
	(In millions)
PBO at the beginning of the year	Rs. 505.3	Rs. 494.7	US$	11.5
PBO at the end of the year	494.7	677.8		15.7
Service cost	18.8	32.1		0.7
Interest cost	Rs. 36.3	Rs. 35.2	US$	0.8

The table below outlines the impact on the service cost, the interest cost and the Projected Benefit Obligation in the event of a decrease of 1% in the assumed rate of decrease in annual post retirement benefit cost:

	Years ended March 31,
	2006	2007	2007
	(In millions)
PBO at the beginning of the year	Rs. 410.0	Rs. 397.7	US$	9.2
PBO at the end of the year	397.7	560.0		13.0
Service cost	13.8	26.5		0.6
Interest cost	Rs. 29.2	Rs. 29.1	US$	0.7

Severance indemnity plan

Severance indemnity plan is a foreign plan of Tata Daewoo Commercial Vehicles Ltd (TDCV), a subsidiary of Tata Motors Ltd.

The following table reconciles the PBO of the severance indemnity plan, an unfunded plan, and the amount recognized in financial statements.

	As of March 31,
	2006	2007	2007
	(In millions)
Change in projected benefit obligation:
Projected benefit obligation, beginning of the year	Rs. 894.2	Rs. 1137.0	US$	26.4
Service cost	138.6	158.8		3.7
Interest cost	50.8	62.5		1.5
Actuarial loss	57.5	227.9		5.3
Plan Amendments	22.9	—		—
Benefits paid	(86.4)	(94.3)		(2.2)
Exchange Fluctuation	59.4	4.1		0.1

Projected benefit obligation, end of the year	Rs. 1,137.0	Rs. 1,496.0	US$	34.8

Change in plan assets:
Fair value of plan assets, beginning of the year	—	—		—
Actual return on plan assets	—	—		—
Employer’s contributions	86.4	94.3		2.2
Benefits paid	(86.4)	(94.3)		(2.2)

Fair value of plan assets, end of the year	—	—		—

Shortfall of plan assets over obligation	(1,137.0)	(1,496.0)		(34.8)

Unrecognised net loss	545.8

(Accrued) pension cost	Rs. (591.2)

Accumulated benefit obligation	Rs. 558.9	Rs. 727.8	US$	16.9

Amount recognised in the statement of financial position consist of:

	As of March 31,
	2006	2007	2007
	(In millions)
Current liabilities	Rs. (591.2)	Rs. (79.4)	US$	(1.9)
Non current liabilities	—	(1,416.6)		(32.9)

(Accrued) pension cost	Rs. (591.2)	Rs. (1,496.0)	US$	(34.8)

Amount recognised in accumulated other comprehensive income consist of:

	As of March 31,
	2006	2007	2007
	(In millions)
Net loss (gain)	—	Rs. 741.0	US$	17.2

	—	Rs. 741.0	US$	17.2

Net severance indemnity cost consists of the following components:

	Years ended March 31,
	2005	2006	2007	2007
	(In millions)
Service cost	Rs. 51.0	Rs. 138.6	Rs. 158.8	US$	3.7
Interest cost	23.2	50.8	62.5		1.5
Actuarial loss/ (gain)	—	49.3	39.2		0.9

Net periodic pension cost	Rs. 74.2	Rs. 238.7	Rs. 260.5	US$	6.1

Other changes in plan assets and benefit obligation recognised in other comprehensive income:

	Years ended March 31,
	2005	2006	2007	2007
	(In millions)
Increase (decrease) in minimum liability	Rs. 45.4	Rs. (45.4)	—		—
Net loss (gain)	—	—	Rs. 227.9	US$	5.3
Amortisation of Net loss	—	—	(39.2)		(0.9)
Exchange Fluctuation	—	—	6.5		0.2

Total recognised in other comprehensive income	45.4	(45.4)	195.2		4.6

Total recognised in net periodic pension cost and other comprehensive income	Rs. 119.6	Rs. 193.3	Rs. 455.7	US$	10.7

The estimated net loss that will be amortized from accumulated other comprehensive income into net periodic pension cost over the next fiscal year is Rs. 51.7 million.

The following table presents estimated future benefit payments relating to the severance indemnity plan:

	As of March 31,
	(In millions)
2008	Rs. 79.4	US$	1.8
2009	79.8		1.9

2010	80.4		1.9
2011	79.7		1.8
2012	78.0		1.8
2013 – 2017	Rs. 325.3	US$	7.5

The weighted average assumptions used in accounting for the severance indemnity plan are set out below:

	Years ended March 31,
	2005	2006	2007
Discount rate	4.5%	5.5%	5%
Rate of increase in compensation level of covered employees	7%	7%	7%

Defined contribution schemes

The Company’s contribution to defined contribution plans aggregated Rs. 977.2 million, Rs. 1,110.1 million and Rs. 1,383.8 million for fiscals 2005, 2006 and 2007 respectively.

The table below outlines the incremental effect of applying FASB Statement No. 158 on individual line items in the statement of financial position as on March 31, 2007

	Before Application of statement 158	Adjustments	After Application of statement 158
	(In millions)
Prepaid for pension benefits	Rs. 1,889.7	Rs. (1,885.8)	Rs. 3.9		US$ 0.1
Total assets	272,901.2	(1,885.8)	271,015.4		6,288.1
Liability for pension benefits	1,960.3	990.0	2,950.3		68.5
Deferred income taxes-liabilities	6,905.9	(922.3)	5,983.6		138.8
Total liabilities	175,524.7	67.7	175,592.4		4,074.1
Accumulated other comprehensive income	13,430.4	(1,953.4)	11,477.0		266.3
Total shareholder’s equity	Rs. 93,322.3	Rs.(1,953.4)	Rs. 91,368.9	US$	2,119.9

21.	Acquisitions

During the year ended March 31, 2006, the Company acquired the following entities through its subsidiary Tata Technologies Ltd. (TTL) for a total cash consideration of Rs. 4,589.6 million:

•	INCAT International Plc

•	Tata Technologies Pte Limited, Singapore

•	CEDIS Mechanical Engineering GmbH

Goodwill recognized in these transactions amounted to Rs. 2,303.6 million.

Tata Technologies Limited through its subsidiary Tata Technologies USA (TTUS) made an unconditional offer on October 3, 2005, to the shareholders of INCAT International Plc (INCAT) to acquire INCAT. Consequently 100% shares of INCAT have been acquired by TTUS for a purchase consideration of Rs. 4,268.7 million.

Purchase consideration paid for acquisition of INCAT has been allocated as follows:

Allocation of purchase price
(In millions)

Net assets acquired, at fair value:	INCAT
Cash and cash equivalents	Rs. 418.5
Property and equipment	57.9
Inventories	36.4
Intangibles	1,350.2
Accounts Receivables	929.6
Prepaid Expenses and other current assets	158.9
Other non-current assets	1.8
Accounts Payable	(190.4)
Other current liabilities	(713.2)
Deferred Tax Asset / (Liability)	50.6
Valuation allowance on deferred tax assets	(43.8)

Fair value of net assets acquired	2,056.5

Purchase consideration	4,268.7

Goodwill	2,212.2

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

Further on January 2, 2006, INCAT acquired 100% shares of CEDIS Mechanical Engineering GmbH, a Germany based company which provides automotive engineering and design services to leading manufacturers, for a cash consideration of Rs. 134.4 million. In this acquisition, the Company acquired net assets at fair value of Rs. 43.0 million and recorded a goodwill of Rs. 91.4 million.

On April 26, 2005, the shareholders and creditors of Tata Motors Limited (“TML”) and Tata Finance Limited (“TFL”) approved the amalgamation, in the nature of merger, of TML and TFL. The merger was effective June 29, 2005 when the approvals of High Court of Judicature at Mumbai and other regulatory agencies were obtained. In accordance with the merger scheme, the shareholders of erstwhile TFL received 8 ordinary shares of par value Rs. 10 each in TML for every 100 ordinary shares of par value Rs. 10 each held in TFL. The merger is a transaction between entities which are not under common control and has been accounted for under the purchase method from June 29, 2005.

The acquisition would result in synergies to Tata Motors through complementary customer sourcing models, access to low cost funds, flexibility to offer competitive products and services, offering financing options with other products. The acquisition combines the vehicle financing business undertaken by both TFL and TML to create operational synergies and leverages cash resources.

Purchase consideration paid for this acquisitions has been allocated as follows:

Allocation of purchase price
(In millions)

Net assets acquired, at fair value:	TFL
Cash and cash equivalents	Rs. 138.8
Short-term deposits with banks	62.7
Finance receivables	13,168.8
Accounts receivable	10.0
Prepaid expenses and other assets	3,575.4
Deferred income taxes	756.9
Investments	593.0

Property and equipment	1,562.2
Intangibles	392.0
Other non-current assets	1,116.2
Accounts payable	(1,747.5)
Accrued expenses and other liabilities	(479.8)
Short-term debt	(16,270.7)
Long-term debt	(347.2)

Fair value of net assets acquired	2,530.8

Purchase consideration	6,924.4

Goodwill	4,393.6

During the year ended March 31, 2006, Tata Motors’s subsidiary Tata AutoComp Systems Limited (“TACO”) acquired assets at its fair value for a cash consideration of Rs. 376.7 million from the liquidators of Wundsch Weidinger in Germany and formed two subsidiary companies TACO Kunstsofftechnik (TKT) and TACO Grundstucksverwaltungs (TGV).

During the year ended March 31, 2006, Tata Motors made additional investments in its subsidiary Tata Technologies Limited resulting in a goodwill of Rs. 47.0 million.

During the year ended March 31, 2006, Telco Dadajee Dhackjee Limited (TDDL) and Suryodaya Capital & Finance (Bombay) Limited (SCFL) both 100% subsidiaries were merged with Tata Motors Limited and ceased to be subsidiaries, both the companies are under common control, and the merger has been accounted for at carrying values.

The fair value of the net assets acquired during the year ended March 31, 2006, of Rs. 11,890.7 million represents approximately 7.5% and 5.9% of total assets of the Company as on March 31, 2005 and 2006, respectively.

Proforma information related to these acquisitions has not been included as the impact of these acquisitions, either individually or in aggregate, on the Company’s consolidated results of operations is not considered to be material.

During the year ended March 31, 2005, the Company acquired the following entities for a total cash consideration of Rs. 187 million:

•	all of the remaining ownership interests in Concorde Motors Limited and Telco Dadajee Dhackjee Limited;

•	Suryodaya Capital & Finance (Bombay) Limited.

Goodwill recognized in these transactions amounted to Rs. 88.7 million.

22.	Commitments and contingencies

In the normal course, the Company faces claims and assertions by various parties. The Company assesses such claims and assertions and monitors the legal environment on an ongoing basis, with the assistance of external legal counsel wherever necessary. The Company records a liability for any claims where a potential loss is probable and capable of being estimated and discloses such matters in its financial statements, if material. For potential losses that are considered reasonably possible, but not probable, the Company provides disclosure in the financial statements but does not record a liability in its accounts unless the loss becomes probable.

The following is a description of claims and assertions where a potential loss is reasonably possible, but not probable. Management believes that none of the contingencies described below, either individually or in aggregate, would have a material adverse effect on the Company’s financial condition, results of operations or cash flows.

Litigations

The company is involved in legal proceedings in various states in India, both as plaintiff and as defendant. There are claims which management does not believe to be of material nature, other than those described below:

Income Tax

The Company has ongoing disputes with Income Tax authorities relating to tax treatment of certain items. These mainly include disallowed expenses, tax treatment of certain expenses claimed by the Company as deductions, and the computation of, or eligibility of, certain tax incentives or allowances. Some of the disputes relate to the year in which the tax consequences of financial transactions were recognized and in the event these disputes are not resolved in the Company’s favour in that year, the tax consequences can be reflected in the tax year in which it is allowed by the income tax authorities and are, therefore, timing differences.

Most of these disputes/disallowances, being repetitive in nature, have been raised by the income tax authorities consistently in most of the years.

The Company has a right of appeal to the High Court or Supreme Court against adverse decisions by the appellate authorities for matters involving substantial question of law. The Income Tax authorities have similar rights of appeal.

As of March 31, 2007, the income tax demands by the Income Tax authorities aggregated Rs. 3,896 million, which are being contested by the Company on appeal and in respect of which the Company expects to succeed based on favourable decisions in earlier assessment years. There are matters aggregating Rs. 566 million in respect of which the Company has won in appeals which have been further contested by the income tax department before the higher appellate authorities. There are other matters/disputes pending in appeal aggregating Rs. 1,880 million, which includes Rs 1,799 million pertaining to the former Tata Finance Limited.

Excise Duty & Service Tax

As of March 31, 2007, there were pending litigations on various counts relating to Excise Duty and Service Tax involving demand of Rs. 869 million. These demands challenged the basis of valuation of the Company’s products and denial of the ‘Central value added tax’ (“CENVAT”) on inputs. The details of the demands involving more than Rs. 50 million are as follows:

Excise demands amounting to Rs. 212 million, mainly relating to denial of CENVAT credit on various technical grounds, where the Company had won the appeals, have been further contested by the excise authorities.

The Excise authorities had denied CENVAT credit of Rs. 161 million in earlier years on certain accessories supplied with the vehicles and on other technical grounds. The matter is being contested by the Company before the appellate authorities. On the basis of judicial precedents and favorable decisions in Company’s own earlier cases, the Company believes that it has a strong case.

The Excise authorities had raised demand aggregating Rs. 62 million on various classification disputes. These disputes mainly relate to classification of CKD dispatches made to Vehicle Factory Jabalpur (VFJ), classification of Tractor chassis and demand of Automobile Cess on dispatches to VFJ. The Department is classifying CKD dispatches to VFJ under Excise tariff heading which is for chassis fitted with Engine. The Company is contending that CKD kits do not fall under the said category. The Company’s appeal on this issue before the appellate authorities has since been allowed. In relation to other disputes, the Company is in various stages of appeal.

The Excise authorities have raised a demand of Rs. 103 million on HV Axles Ltd. (HVAL) denying the CENVAT credit of Rs. 52 million availed on inputs sold to Tata Motors Ltd. and demanding consequential penalty of an equal amount. HVAL is contending that CENVAT credit cannot be denied on the inputs sold to Tata Motors as duty has been paid on the final product, i.e. Axles using the subject inputs on the assessable value including the materials consumed.

The total amount of Service tax demand, included in above, is Rs. 50 million in relation to Tata Motor Finance, a division of Tata Motors Ltd. and Tata Technologies Ltd.

Sales tax

The total sales tax demands (including interest and penalty), which are being contested by the Company amount to Rs. 2,463 million as of March 31, 2007. The details of the demands involving more than Rs. 50 million are as follows:

The sales tax authorities in certain states have raised disputes totaling up to Rs. 487 million as of March 31, 2007, treating the stock transfers of vehicles from the Company’s manufacturing plants to sales offices and the transfers between two sales offices as sales liable for levy of sales tax.

Under a notification issued by the State Government of Rajasthan, vehicles having gross weight of more than 8,000 kgs were classified for certain tax rate. The sales tax authorities had raised demand of Rs. 121 million on the ground that the Company’s bare chassis weight being less than 8,000 kgs, it does not fall under relevant tax entry. The gross vehicle weight of the vehicle was not considered by the sales tax authorities.

Sales tax demands aggregating Rs. 193 million as of March 31, 2007, were raised by the sales tax authorities on interest/hire premium charges and other issues relating to the use of trade marks and denial of resale claims on the vehicles sold under hire purchase. The interest/ hire premium charges are in the nature of Service charges and hence should not be liable to sales tax.

Under the notification issued by the Sales Tax authority, Jharkhand, the rate of sales tax was reduced to 4%. Consequently, the inter-state sales tax also became 4% and since it was not concessional rate against a Declaration Form, the collection of Declaration Forms was not mandatory. However the Jharkhand Sales tax authorities raised the demand aggregating Rs. 909 million as of March 31, 2007, on the ground that Declaration Forms were not collected. Based on the above notification, the company has a strong case. The notification was valid until May 10, 2002. In addition to the above issue, the Sales tax authorities have raised demands aggregating Rs. 57 million as of March 31, 2007, for Non-Submission of Declaration Forms at various locations. The Company is confident of getting relief in appeal on submission of Forms.

Sales Tax demands aggregating Rs. 203 million has been raised by Jamshedpur Sales Tax authorities disallowing the purchase of raw material from Jharkhand vendors at concessional rate of 2% in case the final product is stock transferred for sale outside the state. The Sales Tax Department is relying on a notification issued by the Jharkhand Government which is not applicable on the Company’s transactions.

In respect of matters pertaining to the former Tata Finance Ltd., the sales tax authorities at Kolkata raised demand of Rs. 105 million in earlier years by making a Best Judgement assessment. With regard to the appeal filed by the Company against the Order, the case was remanded for regular assessment. In addition, Sales Tax authorities at Bangalore, pursuant to a Karnataka High Court decision, passed revision orders demanding tax of Rs. 61 million on hire purchase and lease transactions, which were accepted as exempt during regular assessments. The Supreme Court has allowed the appeal and set aside the order of the Karnataka High Court. Applications have been filed to the sales tax authority along with a copy of the Supreme Court Order for passing of a rectification order dropping the demand.

Other taxes and dues

Other amounts for which the Company may contingently be liable aggregating Rs. 1,161 million as of March 31, 2007, include the following cases involving more than Rs. 50 million:

The municipal authorities in certain states levy octroi duty (a local indirect tax) on goods brought inside the municipal limits at rates based on the classification of goods. Demands aggregating Rs. 496 million have been raised demanding higher octroi duties on account of classification disputes relating to components purchased for the manufacture of vehicles and on retrospective demand of octroi at enhanced rate. The dispute relating to classification is presently pending before the Supreme Court and the other dispute is pending before the Bombay High Court on remand by the Supreme Court.

The motor vehicles taxation authorities have demanded Road Tax aggregating Rs. 85 million as of March 31, 2007, on vehicles stored inside the Company’s manufacturing plants. The Company has filed appeal before the Supreme Court in the matter, which is pending for disposal. The contention of the Company is that the vehicles are subjected to tax when put on the road and the law does not have a provision for double taxation. Moreover, the definition of “Dealer” under the said Act does not include a manufacturer of the vehicles.

As of March 31, 2007, Property Tax amounting to Rs. 146 million has been demanded by Pimpri Chinchwad Municipal Corporation (PCMC) on vacant land in possession of the Company. The Company filed an SLP (Special Leave Petition) before the Supreme Court against an unfavorable decision of the Bombay High Court. The Supreme Court has disposed of the SLP and remanded the matter back to PCMC for fresh adjudication.

Regional Provident Fund Commissioner (RPFC) at Jamshedpur had demanded payment towards Provident Fund amounting to Rs. 153 million treating the convoy drivers appointed by Telco Transporters Convoy Driver's Association (TTCA) as employees of the Company. The Company filed a Writ Petition in the High Court against the order, which was admitted.

Other claims

There are other claims against the Company, majority of which pertain to motor accident claims (involving third parties getting affected in accidents while the Company’s vehicles were being transferred from the Company’s manufacturing plants to regional sales offices or from one sales office to the other) and consumer complaints. Some of the cases also relate to replacement of parts of vehicles and/or compensation for deficiency in the services by the Company or its dealers.

Guarantees

The Company has provided guarantees / collaterals aggregating Rs. 11,767 million relating to certain securitized receivables to certain Special Purpose Entities (‘SPE’). The Company’s liability would crystallize in the event customers fail to fulfill their obligations under the contract and the SPE serves a notice of shortfall in collections on the Company. The term of each guarantee depends upon the weighted average term of each pool of finance receivables securitized. In the event the guarantee is invoked, the Company has the right against the borrower to repossess the vehicle financed and to auction the vehicle. This also includes a guarantee amounting to Rs. 50 million given by the former Tata Finance Ltd. in respect of sale of shares of Tata Home Finance Ltd. to IDBI. The maximum potential amount of future payment, the Company would be required to make is Rs. 11,767 million as at March 31, 2007. The Company has recognized a liability of Rs. 1,079.2 million for this guarantee.

Commitments

The Company has entered into various contracts with vendors and contractors for the purchase of raw materials and components, machinery, tools and equipment and various civil contracts of a capital nature aggregating Rs. 40,616 million, which are yet to be executed.

Bill discounting

In respect of bills and export sales on deferred credit, which have been discounted with banks, the Company is contingently liable for a sum of Rs. 5,700 million as of March 31, 2007, in the event customers fail to pay the banks as scheduled.

Product warranties

Estimated warranty costs are accrued at the time vehicles are sold, based primarily on historical warranty claim experience.

The following is a tabular reconciliation of the product warranty accrual for year ended March 31, 2006 and 2007:

	Years ended March 31,
	2006	2007	2007
	(In millions)
Balance at the beginning	Rs. 1,795.1	Rs. 1,811.5	US$	42.0
Payments made during the year	(1,763.9)	(2,058.8)		(47.8)
Changes in the accrued warranties	1,763.3	2,438.6		56.6
Impact of foreign exchange rate changes	17.0	(4.0)		(0.1)

Balance at the end	Rs. 1,811.5	Rs. 2,187.3	US$	50.7

23.	Estimated fair value of financial instruments

The following table presents a comparison of the fair values and carrying values of Tata Motors’ principal financial instruments:

	As of March 31,
	2006		2007
	Carrying value	Estimated fair value	Carrying value	Estimated fair value
	(In millions)
ASSETS:
Cash and cash equivalents	Rs. 6,315.9	Rs. 6,315.9	Rs. 7,652.5	Rs. 7,652.5
Short-term deposits with banks	4,914.8	4,914.8	173.2	173.2
Finance receivables	47,617.1	47,782.7	82,857.9	85,015.4
Accounts receivable	14,256.7	14,256.7	19,320.7	19,320.7
Other current assets	12,474.5	12,474.5	19,039.1	19,039.1
Investments	24,850.5	24,850.5	22,258.3	22,258.3
Other non-current assets	5,877.0	5,517.3	6,690.4	6,509.1
LIABILITIES:
Accounts payable	Rs. 30,316.3	Rs. 30,316.3	Rs. 45,474.0	Rs. 45,474.0
Acceptances	29,502.3	29,502.3	24,608.1	24,608.1
Accrued expenses and other current liabilities	11,636.3	11,636.3	11,794.4	11,794.4
Short-term borrowings and current portion of long term debt	9,438.1	9,438.1	38,902.0	38,902.0
Long-term debt	27,203.3	30,575.4	40,235.1	41,874.1

The carrying amounts of cash and cash equivalents, short-term deposits, accounts receivable, other current assets, accounts payable, acceptances, accrued expenses and other current liabilities, and Short-term borrowings and current portion of long term debt approximate their fair values due to the short-terms of these instruments.

The fair value of finance receivables is estimated by discounting expected cash flows using rates at which loans of similar credit quality and maturity would be made as of March 31, 2006 and 2007.

Available-for-sale securities are carried at their fair values, which are generally based on market price quotations. Fair values of investments classified as held-to-maturity have been determined by discounting the future cash flows at the market rate as at the balance sheet dates of similar investments. The fair values of investments carried at cost cannot be reasonably estimated. The fair values of borrowings have been estimated by discounting expected future cash flows using a discount rate equivalent to the risk free rate of return adjusted for the market spread required by Tata Motors’ lenders for instruments of the given maturity. The fair values of foreign currency convertible notes are based on the quoted prices as of March 31, 2006 and 2007.

Management uses its best judgment in estimating the fair value of its financial instruments; however, there are inherent limitations in any estimation technique. Therefore, for substantially all financial instruments, the fair value estimates presented above are not necessarily indicative of all the amounts Tata Motors could have realized in a sales transaction as of either March 31, 2006 or 2007. The estimated fair value amounts for the years ended March 31, 2006 and 2007 have been measured as of the respective year ends, and have not been reevaluated or updated for purposes of these financial statements subsequent to those respective dates. As such, the estimated fair values of these financial instruments subsequent to the respective reporting dates may be different than the amounts reported at each year-end.

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

The Company recognized gains (losses) on fair valuation of derivative financial instruments as follows:

	Years ended March 31,
	2005	2006	2007	2007
	(In millions)
Interest rate swaps	Rs. (4.9)	Rs. 21.9	Rs. (16.1)	US$	(0.4)
Forward exchange contracts, options and currency swaps	(74.4)	(104.8)	27.7		0.6

Total	Rs. (79.3)	Rs. (82.9)	Rs. 11.6	US$	0.2

25.	Segment reporting

SFAS No. 131, Disclosures about Segments of an Enterprise and Related Information, establishes standards for reporting information about operating segments in financial statements. Operating segments are defined as components of an enterprise about which separate financial information is available that is evaluated regularly by the chief operating decision maker, or decision making group, in deciding how to allocate resources and in assessing performance. Tata Motors’ chief operating decision maker is managing director of the Company.

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

	For the year ended March 31, 2005
	Automotive	Other	Inter-segment eliminations	Total
	(In millions)
Revenues
External revenue	Rs. 188,812.7	Rs. 9,574.3	Rs. —	Rs. 198,387.0
Inter-segment revenue	167.5	1,439.6	(1,607.1)	—

Total revenues	188,980.2	11,013.9	(1,607.1)	198,387.0

Depreciation and amortization	4,655.5	266.5	—	4,922.0
Operating income	17,918.0	745.3	128.2	18,791.5
Non-operating income, net	1,819.1	175.4	(172.9)	1,821.6
Interest income	784.9	11.1	(34.4)	761.6
Interest expense	(2,870.8)	(156.9)	34.4	(2,993.3)
Income tax expense	(4,806.0)	(293.9)	—	(5,099.9)
Equity in income of affiliates, net of tax	244.3	96.1	—	340.4
Minority interest, net of tax	(275.8)	(89.9)	—	(365.7)

Net income	Rs. 12,813.7	Rs. 487.2	Rs. (44.7)	Rs. 13,256.2

	For the year ended March 31, 2006
	Automotive	Other	Inter-segment eliminations	Total
	(In millions)
Revenues
External revenue	Rs. 224,534.0	Rs. 16,080.5	Rs. —	Rs. 240,614.5
Inter-segment revenue	219.1	1,980.5	(2,199.6)	—

Total revenues	224,753.1	18,061.0	(2,199.6)	240,614.5

Depreciation and amortization	5,231.5	611.9	—	5,843.4
Operating income	18,922.4	1,059.4	60.6	20,042.4
Non-operating income, net	3,541.6	288.3	(328.7)	3,501.2
Interest income	734.1	64.5	(135.8)	662.8
Interest expense	(3,592.9)	(260.7)	135.8	(3,717.8)
Income tax expense	(5,074.3)	(576.2)	32.2	(5,618.3)
Equity in income of affiliates, net of tax	470.5	0.9	—	471.4
Minority interest, net of tax	(140.1)	(191.0)	—	(331.1)

Net income	Rs. 14,861.3	Rs. 385.2	Rs. (235.9)	Rs. 15,010.6

	As of March 31, 2006
	Automotive	Other	Inter-segment eliminations	Total
	(In millions)
Segment assets	Rs. 184,780.5	Rs. 19,401.7	Rs. (2,024.0)	Rs. 202,158.2
Capital expenditure	Rs. 10,463.1	Rs. 356.7	Rs. (85.4)	Rs. 10,734.4
Equity in affiliates	Rs. 2,351.6	Rs. 84.5	Rs. —	Rs. 2,436.1

	For the year ended March 31, 2007
	Automotive	Other	Inter-segment eliminations	Total	Total
	(In millions)
Revenues
External revenue	Rs. 306,805.5	Rs. 24,719.1	Rs. —	Rs. 331,524.6	US$	7,692.0
Inter-segment revenue	307.9	2,298.1	(2,606.0)	—		—

Total revenues	307,113.4	27,017.2	(2,606.0)	331,524.6		7,692.0

Depreciation and amortization	6,026.7	579.6	—	6,606.3		153.3
Operating income	23,606.7	2,778.9	45.3	26,430.9		613.3
Non-operating income, net	4,674.8	376.5	(275.5)	4,775.8		110.8
Interest income	580.1	65.7	(47.5)	598.3		13.9
Interest expense	(5,181.0)	(280.3)	47.5	(5,413.8)		(125.6)
Income tax expense	(6,973.3)	(1,168.6)	28.9	(8,113.0)		(188.2)
Equity in income of affiliates, net of tax	550.5	1.4	—	551.9		12.8
Minority interest, net of tax	(8.6)	(709.9)	—	(718.5)		(16.7)

Net income	Rs. 17,249.2	Rs. 1,063.7	Rs. (201.3)	Rs. 18,111.6	US$	420.3

	As of March 31, 2007
	Automotive	Other	Inter-segment eliminations	Total	Total
	(In millions)
Segment assets	Rs. 250,850.5	Rs. 22,982.5	Rs. (2,817.6)	Rs. 271,015.4	US$	6,288.1
Capital expenditure	Rs. 24,729.4	Rs. 579.9	Rs. (32.3)	Rs. 25,277.0	US$	586.5
Equity in affiliates	Rs. 2,657.5	Rs. 32.7	Rs. —	Rs. 2,690.2	US$	62.4

Information concerning principal geographic areas is as follows:

	Years ended March 31,
	2005		2006		2007
	Within India	Outside India	Within India	Outside India	Within India		Outside India
	(In millions)
External revenues	Rs. 170,883.3	Rs. 27,503.7	Rs. 198,171.6	Rs. 42,442.9		Rs. 267,418.6		Rs. 64,106.0
					US$	6,204.6	US$	1,487.4

	As of March 31,
	2006		2007
	Within India	Outside India	Within India		Outside India
	(In millions)
Long-lived assets	Rs. 44,818.0	Rs. 688.3		Rs. 61,388.2		Rs. 2,261.5
			US$	1,424.3	US$	52.5

26.	Related party transactions

Tata Motors’ related parties principally consist of subsidiaries of Tata Sons Limited, subsidiaries of Tata International Limited (until February 28, 2005), affiliates of subsidiaries and its principal shareholders. Tata Motors routinely enters into transactions with these companies and other related parties in the ordinary course of business. The Company mainly enters into transactions for sale and purchase of products with Tata Cummins Limited, an affiliate. Transactions and balances with its own subsidiaries are eliminated on consolidation.

The following table summarizes related party transactions and balances included in these financial statements:

	Years ended March 31,
	2005	2006	2007	2007
	(In millions)
Purchases of products	Rs. 12,935.0	Rs. 15,602.0	Rs. 21,058.6	US$	488.6
Purchase of fixed assets	108.0	223.7	0.1		—
Sale of fixed assets	0.5	0.4	—		—
Sale of products	3,144.1	1,109.4	1,196.6		27.8
Services received	657.5	672.1	798.0		18.5
Services rendered	393.2	358.5	862.3		20.0
Interest/dividend expense/ (income), net	115.2	842.2	588.9		13.7

	As of March 31,
	2006	2007	2007
	(In millions)
Amounts receivable in respect of loans	Rs. 644.7	Rs. 296.7	US$	6.9
Amounts payable in respect of loans	105.0	105.0		2.4
Accounts receivable	392.2	157.7		3.7
Accounts payable	723.3	1,283.5		29.8

27.	Subsequent events

Zero Coupon Convertible Alternative Reference Securities due 2012

Subsequent to the year ended March 31, 2007, the Company has raised funds aggregating US$ 490 Million (Rs. 19,927.1 million at issue) by issue of Zero Coupon Convertible Alternative Reference Securities (CARSTM ) due on July 12, 2012. The noteholders have an option, subject to the terms and conditions of the issue, to convert these notes into Qualified Securities or the Company’s newly issued ordinary shares or ADSs. The conversion may be made by the noteholders from and including October 11, 2011 to and including June 12, 2012 at an initial conversion price of Rs. 960.96 per Share (equivalent to US$23.67 at a fixed rate of exchange on conversion of Rs. 40.59 = US$1.00) that is subject to adjustment in certain circumstances. The Company has a right to redeem in whole, but not in part, these notes at any time on or after October 11, 2011, subject to certain conditions. Unless previously converted, redeemed or purchased and cancelled as per the terms of issue, these will be redeemed on July 12, 2012 at 131.82% of the outstanding principal amount.

FCCN Conversion

Subsequent to March 31, 2007, 1,200 Zero Coupon Foreign Currency Convertible Notes (2009) representing 1.2% of the said Notes, have been converted into 91,813 Ordinary shares of Rs. 10 each at a premium as per the terms of issue.

Investment in Automobile Corporation of Goa Ltd (ACGL)

On May 21, 2007, Tata Motors subscribed 873,191 shares at Rs. 475 per share in a right issue of Automobile Corporation of Goa Ltd. (ACGL). Further, on June 6, 2007, Tata Motors purchased 1,059,768 shares of ACGL at Rs. 475 per share from Tata International. Total holding of Tata Motors in ACGL has increased from 10% to 37.79% with these additional investments.

Sale of Tata Securities Ltd. shares

On June 25, 2007 Tata Motors has sold 115,550 shares of Tata Securities Ltd., due to which the total holding of Tata Motors in Tata Securities Ltd. has reduced from 29.34% to 18%.

28.	Earnings per share (“EPS”)

	Net Income (In millions)		Weighted average shares (Nos.)	Earnings per share (Rs./US$)
For the year ended March 31, 2005
Basic net earnings per share		Rs. 13,256.2	359,837,353		Rs. 36.8
Effect of warrants		Rs. 23.3	2,112,798		Rs. (11.03)
Effect of foreign currency convertible notes		Rs. 305.9	26,899,565		Rs. (11.4)
Diluted earnings per share		Rs. 13,585.4	388,849,716		Rs. 34.9

For the year ended March 31, 2006
Basic net earnings per share		Rs. 15,010.6	373,268,040		Rs. 40.2
Effect of foreign currency convertible notes		Rs. 427.1	26,042,196		Rs. (16.4)
Diluted earnings per share		Rs. 15,437.7	399,310,236		Rs. 38.7

For the period ended March 31, 2007
Basic net earnings per share		Rs. 18,111.6	384,544,205		Rs. 47.1
	US$	420.3		US$	1.1
Effect of foreign currency convertible notes		Rs. 369.6	22,622,790		Rs. (16.3)
	US$	8.5		US$	(0.4)
Diluted earnings per share		Rs. 18,481.2	407,166,995		Rs. 45.4
	US$	428.8		US$	1.1