Form 20-F/A
period 2007-03-31
TATA MOTORS LTD/FI
filed 2008-02-13
CIK 926042

As filed with the Securities and Exchange Commission on February 13, 2008

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F/A

(Amendment No. 1)

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

Not applicable

(Translation of Registrant’s name into English)

Bombay House
24, Homi Mody Street
Republic of India	Mumbai 400 001, India
(Jurisdiction of incorporation or organization)	(Address of principal executive offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange on which registered
Ordinary Shares, par value Rs.10 per share *	The New York Stock Exchange, Inc.

Securities registered or to be registered pursuant to Section 12(g) of the Act:

None

(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

None

(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.—385,373,885 Ordinary Shares, including 42,294,157 Ordinary Shares represented by 42,294,157 American Depositary Shares were outstanding as of March 31, 2007.

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

Large accelerated filer  ☒    Accelerated filer  ☐    Non-accelerated filer  ☐

Indicate by check mark which financial statement item the registrant has elected to follow: Item 17  ☐    Item 18  ☒

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).    ☐  Yes    ☒  No

*	Not for trading, but only in connection with listed American Depositary Shares, each representing one share of common stock.

References to “we”, “our” and “us” in this Amendment No. 1 on Form 20-F/A are to Tata Motors Limited and its consolidated subsidiaries, except as the context otherwise requires.

EXPLANATORY NOTE

This Amendment No. 1 on Form 20-F /A (this “Amendment”) to our annual report on Form 20-F for the fiscal year ended March 31, 2007, as filed with the Securities and Exchange Commission on September 27, 2007 (the “2007 Form 20-F”), is being filed solely for the purpose of furnishing a revised Exhibit 13 that reflects correction of a typographical error in the specified reporting period in the Exhibit 13 that was furnished in the 2007 Form 20-F as initially filed.

Therefore, this Amendment consists of a cover page, this explanatory note, a revised list of exhibits (Item 19 of Part III), a signature page and the revised Exhibit 13.

This Amendment speaks as of the initial filing date of the 2007 Form 20-F. Other than as described above, this Amendment does not, and does not purport to, amend, update or restate any other information or disclosure included in the 2007 Form 20-F and does not, and does not purport to, reflect any events that have occurred after the initial filing date of the 2007 Form 20-F. As a result, our annual report on Form 20-F for the fiscal year ended March 31, 2007, as amended by this Amendment, continues to speak as of the initial filing date of the 2007 Form 20-F.

PART III

Item 19.	EXHIBITS.

Exhibit Number Description

1.1 —	Our Certificate of Incorporation***

1.2 —	Our Memorandum and Articles of Association***

2.2 —	Form of Amended and Restated Deposit Agreement among Tata Motors Limited, Citibank, N.A. as Depositary and all owners and holders from time to time of American Depositary Receipts, including the form of American Depositary Receipt**

4.1 —	Tata Brand Equity & Business Promotion Agreement, dated December 18, 1998, between Tata Sons Limited and Tata Engineering and Locomotive Company Limited (now Tata Motors Limited)*

4.2 —	Agreement for appointment of Mr Ravi Kant as our Managing Director****

7.1 —	Computation of Ratio of Net Debt to Shareholders’ Equity*****

8.1 —	List of our Subsidiaries*****

11.1 —	The Tata Code of Conduct*

12.1 —	Certification of the Principal Executive Officer required by Rule 13a – 14(a)*****

12.2 —	Certification of the Principal Financial Officer required by Rule 13a – 14(a)*****

13 —	Certification of the Chief Executive Officer and Chief Financial Officer required by Rule 13a – 14(b) and Section 1350 of Chapter 63 of Title 18 of the United States Code

We have not included as exhibits certain instruments with respect to our long-term debt, the amount of debt authorized under each of which does not exceed 10% of our total assets, and we agree to furnish a copy of any such instrument to the Securities Exchange Commission upon request.

*	Incorporated by reference to our Registration Statement on Form 20-F File No. 001-32294 filed on September 15, 2004
**	Incorporated by reference to our Registration Statement on Form F-6 (File no 333-119066) filed on September 16, 2004
***	Incorporated by reference to our Annual Report on Form 20-F File No. 001-32294 filed on September 27, 2005
****	Incorporated by reference to our Annual Report on Form 20-F File No. 001-32294 filed on September 26, 2006
*****	Previously filed.

SIGNATURES

The Registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

February 13, 2008

TATA MOTORS LIMITED

By	/s/ Ravi Kant
Name:	Ravi Kant
Title:	Managing Director

By	/s/ C. Ramakrishnan
Name:	C. Ramakrishnan
Title:	Chief Financial Officer

4