Form 20-F
period 2008-03-31
TATA MOTORS LTD/FI
filed 2008-09-30
CIK 926042

As filed with the Securities and Exchange Commission on September 30, 2008

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended March 31, 2008

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

None

(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report. - 385,503,954 Ordinary Shares, including 48,912,955 Ordinary Shares represented by 48,912,955 American Depositary Shares outstanding as of March 31, 2008.

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

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing.

U.S. GAAP  ☒

International Financial Reporting Standards as issued by the International Accounting Standards Board  ☐

Other  ☐

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

•

References to an “ADS” are to an American Depositary Share, each of which represents one of our Ordinary Shares of Rs. 10/- each, and references to an “ADR” are to an American Depositary Receipt evidencing one or more ADSs;

•

References to light commercial vehicles, or LCVs, medium commercial vehicles, or MCVs, and heavy commercial vehicles, or HCVs, refer to vehicles that have gross vehicle weight, or GVW, of up to 7.5 metric tonnes, between 7.5 and 16.2 metric tonnes, and over 16.2 metric tonnes, respectively;

•

References to passenger cars refer to vehicles that have a seating capacity of up to six persons, excluding the driver, and is further classified into the following market segments: mini-cars – which have a length of up to 3,400 mm; compact cars – which have a length between 3,401mm and 4,000mm; mid-size cars – which have length of between 4,001mm and 4,500mm; executive cars – which have a length between 4,501mm and 4,700mm; and premium all-terrain vehicles and luxury performance cars –which have a length between 4,701 and 5,000mm, and above 5,001mm, respectively.

•

References to utility vehicles, or UVs, and multi-purpose vehicles, or MPVs, refer to vehicles that have a seating capacity of seven to twelve persons, excluding the driver, and van-type vehicles that have a seating capacity of seven to twelve persons, excluding the driver, respectively.

•	Unless otherwise stated, comparative and empirical industry data in this annual report have been derived from published reports of the Society of Indian Automobile Manufacturers, or SIAM;

•	References to a particular “fiscal” year, such as “fiscal 2008”, are to our fiscal year ended on March 31 of that year;

•	Figures in tables may not add up to totals due to rounding;

•	“Millimeters” or “mm” are equal to 1/1000 of a meter. A meter is equal to approximately 39.37 inches and a millimeter is equal to approximately 0.039 inch; and

•	“Kilograms” or “kg” are each equal to approximately 2.2 pounds, and “metric tonnes” are equal to 1,000 kilograms or approximately 2,200 pounds.

•	“Litres” are equivalent to 61.02 cubic inches of volume, or approximately 1.057 U.S. quarts of liquid measure.

•	“Revenues” refers to Total Revenue net of excise duty unless stated otherwise.

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

i

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

PART I

Item 1.	Identity of Directors, Senior Management and Advisers.

Not applicable.

Item 2.	Offer Statistics and Expected Timetable.

Not applicable.

Item 3.	Key Information.

A. Selected Financial Data.

The following table sets forth selected financial data including selected historical financial information as of and for each of the fiscal years ended March 31, 2004, 2005, 2006, 2007 and 2008 in accordance with accounting principles generally accepted in the United States, or US GAAP.

The selected US GAAP consolidated financial data as of March 31, 2007 and 2008 and for each of the fiscal years ended March 31, 2006, 2007 and 2008 are derived from our audited US GAAP consolidated financial statements included in this annual report together with the report of Deloitte Haskins & Sells, independent auditors, who have reported that they carried out their audit in accordance with standards of the Public Company Accounting Oversight Board (United States). The selected US GAAP consolidated financial data as of March 31, 2004, 2005 and 2006 and for the fiscal years ended March 31, 2004 and 2005 are derived from our audited US GAAP consolidated financial statements not included in this annual report.

You should read our selected financial data in conjunction with Item 5 “— Operating and Financial Review and Prospects”.

Selected Financial Data Prepared in Accordance with US GAAP

	For the year ended March 31,
	2004		2005		2006		2007		2008		2008
			(in Rs. millions, except share and per share amounts)								(In US $ millions, except Share and per share amounts)
Gross Sales		162,176.6		228,549.4		272,350.8		370,709.1		400,144.0		9,998.6
Less: Excise Duty		23,883.2		31,771.0		35,465.0		46,227.9		47,356.0		1,183.3

Net Sales		138,293.4		196,778.4		236,885.8		324,481.2		352,788.0		8,815.3
Finance revenues		1,402.3		1,608.6		3,728.7		7,043.4		12,442.6		310.9

Total revenues		139,695.7		198,387.0		240,614.5		331,524.6		365,230.6		9,126.2
Cost of sales		108,159.6		156,906.7		189,318.7		263,449.7		287,895.6		7,193.8
Operating Expenses
Selling, general and administrative		15,276.9		20,144.9		26,586.2		35,623.3		43,731.4		1,092.7
Research and development		1,282.0		2,532.4		4,663.0		6,018.1		9,906.4		247.5
Employee separation compensation		386.3		11.5		4.2		2.6		3.1		0.1

Total operating expenses		16,945.2		22,688.8		31,253.4		41,644.0		53,640.9		1,340.3

Operating income		14,590.9		18,791.5		20,042.4		26,430.9		23,694.1		592.1

Non-operating (expense) income
Gain on shares issued by subsidiary		—		—		86.5		30.4		70.9		1.8
Gain on sale of equity interest in a subsidiary		—		—		1,532.1		—		1,254.7		31.4
Other non-operating income, net		1,773.2		1,821.6		1,882.6		4,745.4		5,104.7		127.6
Interest income		349.6		761.6		662.8		598.3		1,690.8		42.2
Interest expense		(2,684.3)		(2,993.3)		(3,717.8)		(5,413.8)		(10,507.2)		(262.5)

Total non-operating (expense) income		(561.5)		(410.1)		446.2		(39.7)		(2,386.1)		(59.5)

Income before equity in affiliates, minority interest and income taxes		14,029.4		18,381.4		20,488.6		26,391.2		21,308.0		532.6
Income tax expense		(5,264.0)		(5,099.9)		(5,618.3)		(8,113.0)		(5,898.8)		(147.4)
Minority interest, net of tax		(228.9)		(365.7)		(331.1)		(718.5)		(1,148.1)		(28.7)
Equity in net income of affiliates, net of tax		363.4		340.4		471.4		551.9		(55.2)		(1.4)

Net Income		8,899.9		13,256.2		15,010.6		18,111.6		14,205.9		355.1

Weighted average equity shares outstanding:
Basic		328,306,904		359,837,353		373,268,040		384,544,205		385,438,663		385,438,663
Diluted		363,123,828		388,849,716		399,310,236		407,166,995		407,167,207		407,167,207
Earnings per share:
Basic	Rs.	27.1	Rs.	36.8	Rs.	40.2	Rs.	47.1	Rs.	36.9	US $	0.9
Diluted	Rs.	25.3	Rs.	34.9	Rs.	38.7	Rs.	45.4	Rs.	35.8	US $	0.9
Cash dividend per Equity Share	Rs.	8.0	Rs.	4.0	Rs.	12.5	Rs.	13.0	Rs.	15.0	US $	0.4

	As of March 31,
	2004	2005	2006	2007	2008	2008
		(in Rs. millions, except number of shares)				(in US$ millions except number of shares)
Balance Sheet Data
Total Assets	113,875.4	159,245.4	202,158.2	271,015.4	369,279.3	9,227.3
Long term debt, net of current portion	10,804.1	25,632.7	27,203.3	40,235.1	58,792.8	1469.1
Total shareholders’ equity	37,377.6	56,409.2	81,015.8	91,368.9	105,264.1	2,630.3
Number of Equity shares outstanding	352,958,130	361,751,751	382,834,131	385,373,885	385,503,954	385,503,954

Exchange Rate Information

For convenience, some of the financial amounts presented in this annual report have been translated from rupee amounts into dollar amounts at the rate of Rs.40.02 = US $ 1.00, the noon buying rate for cable transfers as certified for customs purposes by the Federal Reserve Bank of New York as on March 31, 2008, the date of our most recent balance sheet included in this annual report. However, such translations do not imply that the rupee amounts have been, could have been or could be converted into dollars at that or any other rate.

The following table sets forth, for the fiscal years ended March 31, 2004, 2005, 2006, 2007 and 2008, information with respect to the exchange rate between the rupee and the dollar (in rupees per dollar) based on the average of the cable transfer buying and selling rupee / dollar exchange rates quoted by the Federal Reserve Bank of New York.

Fiscal year ended March 31,	Period End	Period Average	High	Low
2008	40.02	40.13	43.05	38.48
2007	43.10	45.06	46.83	42.78
2006	44.48	44.17	46.26	43.05
2005	43.62	44.86	46.45	43.27
2004	43.40	45.98	47.46	43.40

The following table sets forth information with respect to the exchange rate between the rupee and the dollar (in rupees per dollar) for the previous six months based on the noon buying rate for cable transfers as certified for customs purposes by the Federal Reserve Bank of New York.

Month	Period End	Period Average	High	Low
Aug 2008	43.25	42.90	43.74	42.01
July 2008	42.47	42.70	43.29	41.10
June 2008	42.93	42.76	42.97	42.38
May 2008	42.15	42.00	42.93	40.45
April 2008	40.45	39.96	40.45	39.73
March 2008	40.02	40.14	40.46	39.76

Source: Federal Reserve Bank of New York

As of September 26, 2008, the rupee / dollar noon buying rate quoted by the Federal Reserve Bank of New York was Rs.46.48 per US$1.00.

B. Capitalization and Indebtedness.

Not applicable.

C. Reasons for the Offer and Use of Proceeds.

Not applicable.

D. Risk Factors.

This section describes the risks that we currently believe may materially affect our business. The factors below should be considered in connection with any forward-looking statements in this annual report and the cautionary statements on page ii. The risks below are not the only ones we face – some risks may be unknown to us, and some risks that we do not currently believe to be material could later turn out to be material. Although we will be making all reasonable efforts to mitigate or minimize these risks, one or more of a combination of these risks could materially impact our business, revenues, sales, net assets, results of operations, liquidity and capital resources.

Risk associated with Our Business and the Automotive Industry.

General economic conditions could have a significant adverse impact on our sales and results of operations.

The Indian automotive industry is substantially affected by general economic conditions in India. The demand for automobiles in the Indian market is influenced by factors including the growth rate of the Indian economy, easy availability of credit, increase in disposable income among Indian consumers, interest rates, freight rates and fuel prices. The automotive industry in general is cyclical and economic slowdowns in the past have harmed manufacturing industries including the automobile and automobile components manufacturing industry. There can be no assurance that the Indian economy will not experience a downturn, and weakening of economic activity. Lack of vehicle finance availability, increase in interest rates and/or increases in fuel prices are examples of developments that could lead to a decline in the demand for automobiles in the Indian market as well as impact our costs, which could significantly affect our sales and future results of operations in an adverse manner.

In addition to India, we also have automotive operations in South Korea and recently commenced operations in Thailand. Furthermore, we acquired the Jaguar and Land Rover business, which has operations in over 165 countries, from Ford Motor Company on June 2, 2008. See “– Recent Developments – Acquisition of the Jaguar Land Rover Business” for more information. The worldwide automotive industry is affected significantly by general economic conditions, including the cost of purchasing and operating a vehicle and the availability and cost of credit and fuel (among other factors), over which automobile manufacturers have little control. Should industry demand soften beyond our expectations because of slowing or negative economic growth in key markets in which we operate, our results of operations and financial condition could be substantially adversely affected.

Currency and exchange rate fluctuations could adversely affect our results of operations.

We import capital equipment, raw materials and components and also sell our vehicles in various countries outside of India. These transactions are denominated in foreign currencies, primarily the US Dollar and Euro. Moreover, we have outstanding foreign currency denominated debt and hence we are sensitive to fluctuations in foreign currency exchange rates. We have experienced and expect to continue to experience foreign exchange losses and gains on obligations denominated in foreign currencies in respect of our borrowings and foreign currency assets and liabilities due to currency fluctuations. Although we engage in currency hedging in order to decrease our foreign exchange exposure, a weakening of the rupee against the dollar or other major foreign currencies may have an adverse effect on our cost of borrowing and consequently may increase our financing costs, which could have a significant adverse impact on our results of operations.

Additionally, the results of Jaguar Land Rover are impacted by fluctuations in the value of the British Pound against the dollar and other currencies of key countries where Jaguar Land Rover has operations.

Any depreciation in the value of the rupee against the dollar or other major foreign currencies may lead to adverse effects on our financial condition and results of operations during the current fiscal year and in the future periods, partly due to an increase in our non-rupee denominated debt.

Intensifying competition could materially and adversely affect our sales and results of operations.

The Indian automobile industry is highly competitive. We face strong competition in the Indian market from domestic as well as foreign automobile manufacturers. Improving infrastructure and robust growth prospects compared to other mature markets is attracting a number of international companies to India who have either created joint ventures with local partners or have established independently owned operations in India. International competitors bring with them decades of international experience, global scale, advanced technology and significant financial resources. Consequently, domestic competition is likely to further intensify in the future. There can be no assurance that we will be able to implement our future strategies in a way that will mitigate the effects of increased competition in the Indian automotive industry.

As a result of our international growth strategy, we also face significant competition from foreign automobile manufacturers in markets outside of India, in particular for Jaguar Land Rover’s line of vehicles. The global automotive industry is intensely competitive and competition is likely to further intensify in light of continuing globalization and consolidation in the worldwide automotive industry. Factors affecting competition include product quality and features, innovation and product development time, ability to control costs, pricing, reliability, safety, fuel economy, customer service and financing terms. There can be no assurance that we will be able to compete successfully in the global automotive industry in the future.

Our future success depends on our ability to satisfy changing customer demands by offering innovative products in a timely manner and maintaining such products’ competitiveness.

In the competitive automotive industry, our competitors can gain significant advantage if they are able to offer products satisfying customer needs earlier than we are able to, which could adversely impact our sales and results of operations. Unanticipated delays in implementing the introduction of new products or in expansion plans resulting in delays in capacity enhancements and / or new product launches and cost overruns could adversely impact our results of operations. In addition, there can be no assurance that the market acceptance of our future products will meet our expectations, in which case we could be unable to realize the intended economic benefits of our investments and our results of operations may be adversely affected.

The plant under construction at Singur for manufacture of Tata Nano is currently facing opposition due to political disputes over the process followed by the State Government in the acquisition of the land which has been leased to us by the State Government. While the land acquisition has been validated by the Calcutta High Court, the political disputes have persisted. Due to recent disturbances, we have temporarily suspended activities at the Singur site and are exploring alternative options at our existing/new sites.

We are subject to risks associated with product liability, warranty and recall.

We are subject to risks and costs associated with product liability, warranty and recall should we supply defective products, parts, or related after-sales services, which could generate adverse publicity and adversely affect our business, results of operations and financial condition. Such events could also require us to expend considerable resources in correcting these problems and could adversely affect demand for our products.

We are subject to risk associated with our automobile financing business.

We are subject to the risk associated with our automobile financing business. Any defaults by our customers or inability to repay installments as due could adversely affect our business, results of operations and cash flows. In addition, any downgrades in our credit ratings may increase our borrowing costs and restrict our access to the debt markets. Over time, and particularly in the event of any credit rating downgrades, market volatility, market disruption or otherwise, we may need to reduce the amount of receivables we originate, which could adversely affect our ability to support the sale of our vehicles.

Underperformance of our distribution channels and supply chains may adversely affect our sales and results of operations.

Our products are sold and serviced through a network of authorised dealers and service centers across India, and a network of distributors and local dealers in international markets. We monitor the performance of our dealers and distributors and provide them with support to enable them to perform to our expectations. There can be no assurance, however, that our expectations will be met and the under-performance by our dealers or distributors could adversely affect our sales and results of operations.

We rely on third parties to supply us with the raw materials, parts and components used in the manufacture of our products. Furthermore, for some of these parts and components, we are dependent on sole suppliers. Our ability to procure supplies in a cost effective and timely manner is subject to various factors, some of which are not always within our control. While we manage our supply chain as part of our vendor management process, any significant problems with our supply chain in the future could affect our results of operations in an adverse manner.

Increases in input prices may have a material adverse impact on our result of operations.

In fiscal 2006, 2007 and 2008, consumption of raw materials, components and aggregates constituted approximately 79.3%, 78.8% and 77.7%, respectively, of our cost of sales. Prices of commodity items used in manufacturing automobiles, including steel, rubber, copper, and zinc have significantly increased over the last two years. While we have been pursuing cost reduction programs and product price increases to partially offset these input price increases, there can be no assurance that we will be able to recover any future cost increases in commodity products through cost-saving measures elsewhere or that we will be able to sufficiently increase the selling prices of our products, which could materially and adversely impact our sales and results of operations. In addition, because of intense price competition and our high level of fixed costs, we may not be able to adequately address changes in commodity prices even if they are foreseeable. Substantial changes in these prices could have a substantial adverse effect on our financial condition and results of operations.

Additionally, the recent surge in crude oil prices have increased fuel costs, which poses a significant challenge to automobile manufacturers worldwide, including us, especially in commercial vehicle segments where fuel costs represent a significant portion of the operational costs of such vehicles.

The performance of our subsidiaries and affiliates may adversely affect our results of operations.

We have made and may continue to make capital commitments to our subsidiaries and affiliates, and if the business and operations of subsidiaries and affiliates, to whom we make capital commitments, deteriorate, the value of our investments may be adversely affected.

We are subject to risks associated with growing our business through mergers and acquisitions.

We have, in the past, grown in part through acquisitions such as Tata Daewoo Commercial Vehicle Company Limited, or TDCV. See “– Recent Developments – Acquisition of the Jaguar Land Rover Business”. We will continue to evaluate growth opportunities through suitable mergers and acquisitions in the future. Growth through mergers and acquisitions involve business risks, including unforeseen contingent risks or latent business liabilities that may only become apparent after the merger or acquisition is finalized, successful integration and management of the merged/acquired entity with us, retention of key personnel, joint sales and marketing efforts, management of a larger business and diversion of management’s attention from other ongoing business concerns. If we are not able to manage these risks successfully, our results of operations could be adversely affected.

We may be adversely affected by labor unrest.

All of our permanent employees, other than officers and managers, in India and most of our permanent employees in South Korea and the United Kingdom, including certain officers and managers, in relation to our automotive business, are members of labor unions and are covered by our wage agreements with those labor unions which have different tenures at different locations. In general, we consider our labor relations with all of our employees to be good. However, we may in the future be subject to labor unrest, which may delay or disrupt our operations in the affected regions, including the acquisition of raw materials and parts, the manufacture, sales and distribution of products and the provision of services. If work stoppages or lock-outs at our facilities or at the facilities of our major vendors occur or continue for a long period of time, our business, financial condition or results of operations may be adversely affected.

Any inability to manage our growing international business may adversely affect our results of operations.

Our growth strategy also relies on the expansion of our operations to other parts of the world, including Europe, Russia and other parts of Asia. The costs involved in entering and establishing ourselves in new markets, and expanding such operations, may be higher than expected, and we may face significant competition in those regions. In addition, our international business is subject to many actual and potential risks, including language barriers, cultural differences and other difficulties in staffing and managing overseas operations, inherent difficulties and delays in contract enforcement and the collection of receivables through the legal systems of some foreign countries, the risk of non-tariff barriers, other restrictions on foreign trade or investment sanctions, and the burdens of complying with a wide variety of foreign laws and regulations.

If we are unable to manage risks related to our expansion and growth in other parts of the world, our business, results of operations and financial condition could be adversely affected.

We may fail to realize the anticipated benefits of the Jaguar Land Rover acquisition and the acquisition may also expose us to uncertainties and risks, any of which could adversely impact our anticipated benefits from the acquisition and could materially adversely affect our future business performance and financial condition.

We acquired the Jaguar Land Rover business from Ford Motor Company on June 2, 2008. See “— Recent Developments —Acquisition of the Jaguar Land Rover Business”.

We believe that the Jaguar Land Rover acquisition represents an important transaction for us, allowing us to participate immediately in the luxury performance car and premium all-terrain vehicle segments, bolster our global market position, provide business diversity, improve our overall competitiveness and enable our sustainable long-term growth plan.

However, the scale, scope and nature of the integration required in connection with the acquisition present significant challenges, and we may be unable to effectively integrate various subsidiaries, divisions and facilities which comprise Jaguar Land Rover on the expected schedule. In particular, the acquisition may not meet our expectations and the realization of the anticipated benefits may be blocked, delayed or reduced as a result of numerous factors, some of which are outside our control. These factors include, among other things:

•	difficulties in effectively managing, developing and overseeing the operations of Jaguar Land Rover, including its financial requirements, if any, information systems, policies and procedures;

•	unforeseen contingent risks or latent liabilities relating to the acquisition that may become apparent in the future;

•	difficulties in managing a much larger business; and

•	loss of key personnel.

Furthermore, the acquisition may also expose us to uncertainties and risks, including uncertainties and risks associated with:

•	the cooperation between Jaguar Land Rover and Ford in areas such as engine supplies, design and development and agreed transition services;

•	the selection of financial services partners to provide financing for Jaguar Land Rover dealers and customers particularly in the United States;

•	the possible deficit in Jaguar Land Rover’s pension plans;

•	the diversion of financial or other resources from our existing businesses

Any of the above could adversely impact our anticipated benefits from the acquisition and could materially adversely affect our future business performance and financial condition.

We may fail to raise sufficient capital under our Long Term Funding Plans and our proposed repayment of the bridge loan facility may be delayed, any of which could adversely affect our future business performance and financial condition.

As described in more detail in “—Recent Developments—Proposed Repayment of Bridge Financing Facility by Way of Long Term Funding Plans” our shareholders have approved our Long Term Funding Plan proposals as presented and reviewed by the Board of Directors.

The execution of our refinancing plan is subject to a variety of uncertainties including, among other things, the amount of capital that other entities may seek to raise in the capital markets, receipt of regulatory or corporate approvals that are necessary, market conditions, foreign exchange movements, and other conditions that may affect investor demand for the Company’s securities, the liquidity of the capital markets and the Company’s financial condition and results of operations. As a result, the Company may not be able to raise this additional equity on terms or with a structure that is favorable to the Company, if at all.

We cannot assure you that any of the conditions for the Long Term Funding Plans will be satisfied, or that any of the conditions will be satisfied in the timeframe that we expect. If we or any other relevant parties are unable to satisfy any of the conditions for our Long Term Funding Plans or satisfy these conditions in the timeframe that we expect, we may not be able to repay our bridge financing facility in the timeframe that we expect, which could materially adversely affect our future business performance and financial condition.

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

Environmental, Fiscal and Other Governmental regulations.

As an automobile company, we are subjected to extensive governmental regulations regarding vehicle emission levels, noise, safety and levels of pollutants generated by our production facilities. These regulations are likely to become more stringent and compliance costs may significantly impact our future results of operations. In particular, Jaguar Land Rover has significant operations in the U.S. and Europe which have stringent regulations relating to vehicular emissions. The proposed tightening of vehicle emissions regulations by the European Union will require significant costs of compliance for Jaguar Land Rover. While we are pursuing various technologies in order to meet the required standards in the various countries in which we operate, the costs of compliance with these required standards can be significant to our operations and may adversely impact our results of operations.

Imposition of any additional taxes and levies by the Indian government designed to limit the use of automobiles could adversely affect the demand for our products and our results of operations.

Changes in corporate and other taxation policies as well as change in export and other incentives given by the Central government and government at state level could also adversely affect our results of operations. Regulations in the areas of investments, taxes and levies may also have an impact on Indian securities, including our shares and ADSs.

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

In connection with our Annual Report on Form 20-F for fiscal 2008, we assessed internal controls over financial reporting, and determined that internal controls were effective. We will undertake assessments of internal controls over financial reporting in connection with each annual report. We are committed to maintaining high standards of corporate governance and public disclosure. However, our efforts to comply with evolving laws, regulations and standards in this regard have resulted in, and are likely to continue to result in, increased general and administrative expenses and a diversion of management resources and time.

Risks associated with Investments in an Indian Company.

Political changes in the Government in India could delay and/or affect the further liberalization of the Indian economy and adversely affect economic conditions in India generally and our business in particular.

Most of our manufacturing and sales and distribution facilities are located in India, and in fiscal 2006, 2007 and 2008, approximately 82.4%, 80.7% and 80.4% respectively, of our revenues were derived from sales within India. Our business, and the market price and liquidity of our ADSs and shares, may be affected by foreign exchange rates and controls, interest rates, changes in government policy, taxation, social and civil unrest and other political, economic or other developments in or affecting India.

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

Terrorist attacks, civil disturbances, regional conflicts and other acts of violence, particularly in India, may disrupt or otherwise adversely affect the markets in which we operate, our business and our profitability.

India has from time to time experienced social and civil unrest and hostilities, including terrorist attacks and riots and armed conflict with neighboring countries. Events of this nature in the future could influence the Indian economy and could have a material adverse effect on the market for securities of Indian companies, including our ADSs and shares, and on the market for our vehicles.

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

The Indian stock exchanges have, in the past, experienced substantial fluctuations in the prices of their listed securities. The Indian stock exchanges, including the Bombay Stock Exchange Limited (BSE), have experienced problems that, if they continue or recur, could affect the market price and liquidity of the securities of Indian companies, including our shares. These problems in the past included temporary exchange closures, broker defaults, settlement delays and strikes by brokers. In addition, the governing bodies of the Indian stock exchanges have from time to time imposed restrictions on trading in certain securities, limitations on price movements and margin requirements. Furthermore, from time to time disputes have occurred between listed companies and stock exchanges and other regulatory bodies, which in some cases may have had a negative effect on market sentiment.

There may be a different level of regulation and monitoring of the Indian securities markets and the activities of investors, brokers and other participants than in the United States. The Securities and Exchange Board of India (SEBI) received statutory powers in 1992 to assist it in carrying out its responsibility for improving disclosure and other regulatory standards for the Indian securities markets. Subsequently, SEBI has prescribed regulations and guidelines in relation to disclosure requirements, insider dealing and other matters relevant to the Indian securities market. There may, however, be less publicly available information about Indian companies than is regularly made available by public companies in the United States.

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

Risks associated with our Shares and ADSs.

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

The exchange rate between the rupee and the dollar has changed substantially in the last two decades and may substantially fluctuate in the future. The value of the rupee against the dollar was Rs.46.48 = US$ 1.00 as of September 26, 2008.

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

A. History and Development of the Company.

We were incorporated on September 1, 1945 as a public limited liability company under the Indian Companies Act VII of 1913 as Tata Locomotive and Engineering Company Limited. Our name was changed to Tata Engineering and Locomotive Company Limited on September 24, 1960 and to Tata Motors Limited on July 29, 2003. We commenced operations as a steam locomotive manufacturer. This business was discontinued in 1971. Since 1954, we have been manufacturing automotive vehicles. This business commenced with the manufacture of commercial vehicles under financial and technical collaboration with Daimler-Benz AG (now Daimler AG) of Germany. This agreement ended in 1969. We produced only commercial vehicles until 1991, when we started producing passenger vehicles as well.

We are India’s largest automobile manufacturer by revenue, the largest commercial vehicle manufacturer and among the top three passenger vehicle manufacturer in terms of units sold in India during fiscal 2008. We are also the world’s fourth largest truck manufacturer and the second largest bus manufacturer in the above 6 ton category. We have a broad portfolio of automotive products, ranging from sub – 1 ton to 49 ton gross vehicle weight, or GVW, trucks (including pickup trucks) and from small, medium, and large buses and coaches to passenger cars and utility vehicles.

We have a substantial presence in India. We estimate that more than four million vehicles produced by us are currently being operated in India.

We produce a wide range of automotive products, including:

•

Passenger Cars. Our passenger cars include the Indica, a compact car, first launched in 1998, the Indigo, a mid-sized car launched in 2002, and the Indigo Marina, a station wagon version of the Indigo, first launched in 2004. These passenger cars are manufactured in gasoline and diesel engine versions. We have expanded our car lines by introducing several variants to suit different customer preferences. For example, the Indica gasoline variant, Xeta, is available also with a dual fuel (petrol and liquified petroleum gas, or LPG) engine. On August 23,2008 we launched the new generation of the Indica, the Indica Vista.

•

Utility Vehicles. We manufacture a number of utility vehicles, or UVs, including the Sumo, first launched in 1994, and the sports utility vehicle or SUV, Tata Safari, first launched in 1998. Both the Sumo and the Safari have various variants to meet different consumer preferences. In October 2007, a new Safari DICOR 2.2 VTT range, powered by a new 2.2 L Direct Injection Common Rail (DICOR) engine was launched. In February 2008, we launched the Sumo Grande, an SUV with the comforts of a family car.

•

Light Commercial Vehicles. We manufacture a variety of light commercial vehicles, or LCVs, including pickup trucks, trucks and buses with GVW of between 0.7 ton and 7.5 tons. This also includes the Ace, India’s first indigenously developed mini-truck with a 0.7 ton payload, launched in fiscal 2006, the Magic, a passenger variant for commercial transportation developed on the Ace platform, and the Winger, both of which were launched in fiscal 2008.

•

Medium and Heavy Commercial Vehicles. We manufacture a variety of medium and heavy commercial vehicles, or M&HCVs, which include trucks, buses, dumpers and multi-axled vehicles with GVW of between 9 tons to 49 tons. In addition, through Tata Daewoo Commercial Vehicle Company Limited, or TDCV, our wholly-owned subsidiary in South Korea, we manufacture a range of high horsepower trucks ranging from 220 horsepower to 400 horsepower, including dump trucks, tractor-trailers, mixers and cargo vehicles.

•

Jaguar Luxury Performance Cars and Land Rover Premium All-Terrain Vehicles. On June 2, 2008 we acquired the Jaguar Land Rover business from Ford Motor Company and we now produce Jaguar luxury performance cars and Land Rover premium all terrain vehicles through our Jaguar Land Rover business. See “— Recent Developments —Acquisition of the Jaguar Land Rover Business” for more details.

In India, our manufacturing base is spread across Jamshedpur (in eastern India), Pune (in western India), Lucknow and Pantnagar (in northern India), supported by a nation-wide dealership, sales, services and spare parts network comprising over 2,000 individual locations. We are in the process of establishing another two facilities, one each at Singur (East) and Dharwad (South). We have a widespread sales and distribution network across India with over 1,500 sales outlets for our commercial vehicle and passenger vehicle businesses. See Item 5B “—Operating and Financial Review and Prospects—Recent Developments—Capacity Expansion Plans at Singur for more information”.

In September 2004, we became the first company from India’s engineering sector to be listed on the New York Stock Exchange.

We have expanded our international operations through mergers and acquisitions and in India we have made strategic alliances involving non-Indian companies.

•

In 2004, we acquired the Daewoo Commercial Vehicles Company (renamed as Tata Daewoo Commercial Vehicle Company Limited), South Korea’s second largest truck maker. TDCV has launched several new products, such as the Tata Novus in M&HCV category.

•

In fiscal 2005, we acquired a 21% stake in Hispano Carrocera S.A., or Hispano, a well-known Spanish bus and coach manufacturer with an option to acquire the remaining stake. Hispano’s operations are being expanded into other markets.

•

We have also been distributing and marketing Fiat branded cars in India since March 2006. Consequent to signing of a memorandum of understanding in 2006, we concluded an industrial joint venture with Fiat Group Automobiles in December 2007, located at Ranjangaon in Maharashtra to manufacture passenger cars, engines and transmissions for the Indian and overseas markets. Established in April 2008, the plant currently manufactures the Fiat Palio, and the engines and transmissions.

•

In May 2006, we entered into a joint venture agreement with Brazil-based Marcopolo S.A., or Marcopolo, a global leader in body-building for buses and coaches, to manufacture and assemble fully-built buses and coaches in India, wherein we have a 51% ownership, the balance being held by Marcopolo.

•

In December 2006, we entered into a joint venture agreement with Thonburi Automotive Assembly Plant Co Ltd., Thailand, or Thonburi, to manufacture pick–ups in Thailand. We own 70% of the joint venture called Tata Motors (Thailand) Limited, or TMTL, while Thonburi owns the remaining 30%. The joint venture will facilitate our efforts to address the Thailand market, which is a major market for pickup trucks, and other potential markets in that region. While TMTL has begun setting up operations in the FY 2007-08, the manufacturing of vehicles began only during March ’08.

•

In June 2008 we acquired the Jaguar Land Rover business from Ford Motor Company which consisted of three major vehicle manufacturing plants, two advanced design centres, 26 national sales companies, intellectual property rights, perpetual royalty free licenses and a minimum capital allowance of approximately US$ 1.1 billion See “— Recent Developments — Acquisition of the Jaguar Land Rover Business” for more details.

We are also expanding our international export operations, which have been ongoing since 1961. Our commercial and passenger vehicles are being marketed in several countries in Europe, Africa, the Middle East, Australia, South East Asia and South Asia. During fiscal 2008, Tata Motors (SA) Proprietary Limited (TMSA), a joint venture company in which we hold 60% with the remaining 40% being held by Tata Africa Holdings (SA) (Pty.) Limited, was formed for the manufacture and assembly operations of our LCVs and passenger cars in South Africa. TMSA has not yet started operations.

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

Tata Technologies Limited, or TTL, our 82.83% owned subsidiary, provides through its operating companies, INCAT and Tata Technologies iKS, specialized engineering & design services, product lifecycle management and product-centric IT services to leading global manufacturers. TTL’s customers are among the world’s premier automotive, aerospace and consumer durable manufacturers. TTL had 13 subsidiary companies as at March 31, 2008. A few of these subsidiaries are being wound-up, liquidated or merged as also various restructuring initiatives are being taken with the objective of bringing in operating efficiencies by sharpening focus on its services and product business, fixing territorial responsibility for top and bottom line growth and establishing a global delivery centre supporting the overall business. The consolidated revenue for TTL was Rs. 9,071 million in fiscal 2008, an increase of 11.9% from Rs. 8,107 million in fiscal 2007, due to augmented relationships with existing global automotive and aerospace customers and the acquisition of new customers.

Telco Construction Equipment Company Ltd, or Telcon, is engaged in the business of manufacturing and sale of construction equipment and and providing related supporting services. We own 60% of Telcon, with the remaining 40% being held by Hitachi Construction Machinery Company Limited, (HCM) Japan. In April 2008, Telcon acquired two Spanish Companies, namely Serviplem S.A and Comoplesa Lebrero S.A by acquiring 79% and 60% shares of the respective companies. These acquisitions are expected to further strengthen the company’s product capabilities.

TML Distribution Company Limited or TDCL, our wholly-owned subsidiary, was incorporated on March 28, 2008. TDCL will be engaged in the business of dealing and providing logistics support for distribution of our products throughout India. TDCL has commenced operations from August 2008.

Our subsidiary Tata AutoComp Systems Limited, or TACO, is a holding company for promoting foreign joint ventures in automotive components and systems and is also engaged in engineering services, supply chain management and after-market operations. TACO’s customers include leading domestic original equipment manufacturers and certain global original equipment manufacturers and suppliers. In June 2008, we sold 24% of our equity interest in TACO to Tata Capital, a company promoted by Tata Sons. Consequent to this sale, the company’s holding in TACO has been reduced to 26%.

Our wholly-owned subsidiary, Tata Motors Finance Limited, or TMFL, was incorporated on June 1, 2006 with the objective of becoming a preferred financing provider for our dealer’s customers by capturing customer spending over the vehicle life-cycle and by extending value added products, related to vehicles sold by us. TMFL is registered with the RBI as a Systemically Important Non-Deposit Taking Non-Banking Financial Company and is classified as an Asset Finance Company under the RBI’s regulation on Non-Banking Finance Companies. For the year ended March 31, 2008, TMFL made disbursements of approximately Rs.76,160 million.

Our wholly-owned subsidiary, Tata Motors Insurance Services Limited, now known as Tata Motors Insurance Broking and Advisory Services Limited, or TMIBASL, undertakes the business of insurance and reinsurance broking. TMIBASL has received in May 2008 requisite approval from the Insurance Regulatory and Development Authority in India to commence this business.

As of March 31, 2008, our operations included 41 consolidated subsidiaries and 20 equity method affiliates, in respect of which we exercise significant influence.

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

We sold 589,428 and 597,148 vehicles in fiscal 2007 and 2008 respectively. Out of this, 526,806 and 530,547 units were sold in India in fiscal 2007 and 2008 respectively. Our share in the Indian four-wheeler automotive vehicle market (i.e., automobile vehicles other than two and three wheeler categories) declined from 28.6% in fiscal 2007 to 26.1% in fiscal 2008 mainly on account of a mature product portfolio in passenger vehicles, availability constraints in some parts/components in commercial vehicles during the early part of the year, and loss of market share in the M&HCV passenger carrier segment due to bunching of competitive orders in the first half of the year. The following table sets forth our market share in various categories in the Indian market:

Category	Fiscal 2006	Fiscal 2007	Fiscal 2008
Passenger Cars	17.2%	16.7%	14.1%
Utility Vehicles	19.6%	22.1%	20.0%
Light Commercial Vehicles	60.1%	65.4%	64.3%
Medium and Heavy Commercial Vehicles	62.0%	62.9%	61.3%
Total Four - Wheel Vehicles	27.1%	28.6%	26.1%

A geographical breakdown of our revenues is set forth in Item 5.A “— Operating Results — Geographical breakdown”.

We had approximately 36,364 permanent employees, including approximately 13,134 permanent employees at our consolidated subsidiaries, as of March 31, 2008.

The Indian Automotive Market

India’s 50-year old automotive industry has a prominent place in the Indian economy. With its integral relationship to several key segments of the Indian economy, the Indian automobile industry affects many of its other important sectors and is one of the main drivers of India’s economic growth. The Indian auto industry is one of the largest industrial sectors in India, with a turnover that contributes to roughly 5% of India’s gross domestic product. The Indian automobile industry contributes nearly 17% to total indirect taxes and provides direct and indirect employment to over two million and ten million people respectively.

Until the mid-1990’s, the auto sector in India had been a relatively protected industry with limits on the entry of foreign companies through import tariffs. Today, as part of a broader move to liberalize its economy, India has opened up the sector to foreign direct investments and has since progressively relaxed trade barriers. Since the liberalization of the Indian auto sector the industry has experienced rapid development. Today, India is the world’s second largest manufacturer of two wheelers, fifth largest manufacturer of commercial vehicles and the largest manufacturer of tractors in the world. India is also among a few countries in the world that have indigenously developed a passenger car and also world’s least expensive small car.

The Society of Indian Automobile Manufacturers, or SIAM, currently represents 38 leading vehicle and vehicular engine manufacturers. India’s auto market is one of the most competitive among the global markets, as comparatively lower costs have made it an attractive assembly ground for overseas manufacturers.

During fiscal 2008, the Indian automobile industry production declined by 2.3% following a growth of 13.9% in fiscal 2007. Of the nearly 10.8 million vehicles produced, nearly 74% were two wheelers and 4.6% were three wheelers. 1.8 million passenger vehicles, utility vehicles and multi purpose vans were produced in fiscal 2008, representing about 16.2% of vehicles produced. In addition, nearly 0.55 million commercial vehicles were manufactured, constituting about 5% of total vehicle production. Presently, car penetration in India is low at an estimated 7 cars per 1,000 persons, and that number is expected to increase in coming years.

During fiscal 2008, nearly 9.6 million automobiles were sold in India, a decline of 4.7% over the previous fiscal year, and over 1.2 million automobiles were exported from India, an increase of 22.4% over the previous fiscal. In fiscal 2008, the automobile demand was impacted by lack of finance availability, high interest rates, low consumer confidence and low economic growth. Additionally rising input costs and retail incentives put pressure on industry margins.

Domestic passenger vehicle sales surpassed last year’s all time high of with sales of over 1.5 million units in fiscal 2008. The growth of 11.3% was driven by launch of new products and interventions in existing products. The segment was favorably impacted by a reduction of the excise duty on small cars in March 2008 (from 16% to 12% for cars of up to 4 meters in length and with engine displacement of less than 1200cc for gasoline and 1500cc for diesel engines). Total passenger vehicle exports were over 216, 138 units, a growth of 9.6% over the previous fiscal year.

With a sale of 0.49 million units , the domestic commercial vehicle sales also crossed last year’s all-time high sales of over 0.46 million units, albeit representing a moderate growth rate of 6.9% from fiscal 2007. This moderation in growth is attributable to a combination of macro economic factors and structural factors such as high interest rates, availability of finance, rise in fuel prices.

Our Strategy

We believe that we have established a strong position in the Indian automobile industry by launching new products, investing in research and development and maintaining our financial strength. We have also benefited from the expansion of our manufacturing and distribution network. Our goal is to continue to strengthen our position in the domestic market, maintain our operational excellence and grow our international business in select countries through organic as well as inorganic means. Our strategy to achieve these goals consists of the following elements:

Leveraging our capabilities: We have an extensive range of products in commercial vehicles (for both goods and passenger transport) as well as passenger vehicles. We have plans to leverage this broad product base further with our strong brand recognition in India, our understanding of local consumer preferences, well developed in-house engineering capabilities and extensive distribution network.

We believe that our in-house research and development capabilities, our subsidiary TDCV in South Korea, our association with Hispano in Spain, our joint ventures with Marcopolo of Brazil in India and with Thonburi in Thailand, our relationship with Fiat and our most recent acquisition of the Jaguar Land Rover business will enable us to expand our product range and extend our geographical reach. For example, we launched the Ace, the first sub one-ton payload mini-truck in India, in May 2005, which has created a new category in the Indian commercial vehicle industry and we rolled out the 100,000th Ace in a record time of 22 months since its launch. In fiscal 2008 we launched the Magic, a passenger variant from the same platform, to tap into the potential increase in mass passenger transport in both rural and urban regions. We also launched the Winger, India’s only maxi-van, to cater to the intra-city and long-distance transportation needs of our customers.

In passenger vehicles, we entered the compact car segment with the Indica in 1998. We sold approximately 100,000 units of Indica within 25 months of its launch in the market. On the same platform, we developed a sedan version, the Indigo, which was launched in 2002. We also launched an estate version in 2004. In 2006, we expanded the Tata Indigo range by launching the Tata Indigo XL—the country’s first stretched sedan concept. In 2008 we also introduced the Indigo XL Classic variant and the Indigo CS (Compact Sedan). We have also developed the Nano, a low cost car and we believe that there will be significant demand for this vehicle in the Indian market. In August 2008, we launched the new generation of the Indica, the Indica Vista.

The recent acquisition of Jaguar Land Rover has given us the opportunity to participate immediately in the luxury performance car and premium all-terrain vehicle segments with globally recognized brands and has diversified our business across markets and product segments. We will continue to seek to build upon the internationally recognized brands of Jaguar Land Rover.

We intend to expand our production capabilities in existing facilities and establish new facilities. We also intend to expand the reach of our sales and service network in order to meet our growing product lines of commercial and passenger vehicles.

Mitigating cyclicality: The automobile industry is impacted by cyclicality which is more pronounced in the M&HCV truck category. To mitigate the impact of cyclicality, we plan to continue to strengthen our operations in the light commercial vehicle, bus and passenger vehicle categories. We also plan to continue to strengthen our non-vehicle business, such as spare part sales, annual maintenance contracts, sales of aggregates for non-vehicle businesses, reconditioning of aggregates, sale of castings, production aids and tooling and fixtures to reduce the impact of cyclicality.

Expanding our international business: We believe that expanding our operations into other select geographic areas, both through organic and inorganic means, may also reduce the impact of cyclicality in the Indian market as the cyclicality of these markets may not coincide with the cyclicality of the Indian market. This strategy also provides us an opportunity to grow in markets with similar characteristics to the Indian market. Our international business strategy has already resulted in the continuous growth of our international operations over the previous three fiscal years. For example, we have consolidated our position in the Ukraine to become the largest competitor in the light bus market under seven meters and the second largest competitor in the seven ton GVW light truck segment, in terms of unit sales. TDCV continues to be the largest exporter of heavy commercial vehicles out of South Korea. Additionally our acquisition of Jaguar Land Rover would also significantly expand our geographical presence. While we continue to export out of India and South Korea into many of these markets, we are also establishing a manufacturing footprint where it is beneficial to do so. We have established a Subsidiary along with Thonburi in Thailand to manufacture pickup trucks and have also received approval from the Thailand government for the Eco-car project. We are also assessing the establishment of a manufacturing operation at South Africa, which is our largest export market in terms of unit volume.

Reducing costs and breakeven points: We believe that our scale of operations provides us with a significant advantage in reducing costs and we plan to continue to sustain and enhance our cost advantage. While we believe that our commercial vehicle business has scale that is competitive in relation to global standards, with the launch of the Tata Nano, we will be able to benefit from global economies of scale in the passenger vehicle business as well.

Our ability to leverage our technology capabilities and our manufacturing facilities among our commercial vehicle and passenger vehicle businesses enables us to reduce cost. For example, the diesel engine used in our Indica was modified for use in the Ace, which helped to reduce the project cost of the Ace. Similarly, platform sharing for the manufacture of pickup trucks and UVs enables us to reduce capital investment that would otherwise be required while allowing us to improve the utilization levels at our manufacturing facilities. Where it is advantageous for us to do so, we intend to add our existing low cost engineering and sourcing capability to vehicles manufactured under the Jaguar Land Rover umbrella.

Our vendor relationships also contribute to our cost reductions. For example, we believe that the vendor rationalization program that we are undertaking will provide economies of scale to our vendors which would benefit our cost programs. We are also undertaking various internal and external benchmarking exercises that would enable us to improve the cost effectiveness of our components, systems and sub-systems.

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

Our extensive sales and service network has also enabled us to provide quality and timely customer service. We are in advanced stages of deploying a Siebel customer relations management system at all dealerships and offices across India, which we believe will help to improve our responsiveness to market and customer service needs.

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

We have deployed a balance score card (BSC) management system, developed by Dr. Robert Kaplan and Dr. David Norton of the Harvard Business School for measurement based management and feedback. We have also deployed a new product introduction (NPI) process for systematic product development and product lifecycle management system for effective product data management across our organization. On the human resources front, we have adopted various processes to enhance the skills and competencies of our employees. We have also enhanced our performance management system, with appropriate mechanisms to recognize talent and sustain our leadership base. We believe these will enhance our way of doing business, given the dynamic and demanding global business environment.

Customer financing: With financing increasingly becoming a critical factor in vehicle purchases and the rising aspirations of consumers in India, we intend to significantly expand our vehicle financing activities to enhance our vehicle sales. Further, with the lack of sufficient finance availability to vehicles currently in the Indian market, our captive finance business is expected to play a significant role to fill the gap created by other banks and Non Banking Financial Companies while we will continue to focus on expanding our vehicle financing activities through our 100% subsidiary, Tata Motors Finance Limited, or TMFL.

Continuing to invest in technology and technical skills: We believe we are one of the most technologically advanced indigenous vehicle manufacturers in India. Over the years, we have enhanced our technological strengths through extensive internal research and development activities. Our research and development resources, which include those at our subsidiaries, like TMETC, TDCV, TTL and Hispano together with the two advanced engineering and design centers of Jaguar Land Rover we recently acquired, further increase our capabilities in product design, manufacturing and quality control. See “Recent Developments — Acquisition of the Jaguar Land Rover Business” for more details. We consider technological leadership to be a significant factor in continued success, and therefore intend to continue to devote significant resources to upgrade our technological base.

Maintaining financial strength: Our cash flow from operating activities in fiscal 2006, 2007 and 2008 was Rs. 5,666 million, Rs.17,498 million and Rs.35,484 million respectively. The improved position in our operating cash flows is primarily a result of volume growth, implementation of cost reduction programs, and prudent working capital management. We have established processes for project evaluation and capital investment decisions with an objective to enhance our long term profitability.

Leveraging unified Tata brand equity: We believe the Tata brand name is associated by Indian customers with reliability, trust and value and is gaining significant international recognition due to the international growth strategies of various Tata Sons promoted entities. The Tata brand is used and its benefits are leveraged by Tata Companies to their mutual advantage. We recognize the need for enhancing our brand recognition in highly competitive markets in which we compete with internationally recognized brands. We, along with Tata Sons and other Tata Companies, will continue to promote the Tata brand and leverage its use in India, as well as in various international markets where we plan to increase our presence.

Automotive Operations

The revenues from our automotive operations were Rs.307,113 million and Rs.331,967 million in fiscal 2007 and 2008, respectively. Our main market is the Indian market, which accounted for 89.4% and 88.8% of our total unit sales in fiscal 2007 and 2008, respectively.

Our total sales (including international business sales) for fiscal 2006, 2007 and 2008 are set forth in the table below:

Category	Fiscal 2006		Fiscal 2007		Fiscal 2008
	Units	%	Units	%	Units	%
Passenger Cars	169,310	36.8%	196,733	33.4%	182,292	30.5%
Utility Vehicles	39,797	8.7%	49,308	8.4%	50,129	8.4%
Light Commercial Vehicles	108,020	23.5%	149,242	25.3%	173,409	29.1%
Medium and Heavy Commercial Vehicles	142,736	31.0%	194,145	32.9%	191,318	32.0%

Total	459,863	100.0%	589,428	100.0%	597,148	100.0%

Our performance in various categories of the Indian market is described below:

Passenger cars: Amidst moderation in economic growth, a high interest rate regime and tightening of liquidity, the passenger car industry grew by 11.9% in the fiscal 2008, led mainly by new product launches and product interventions in existing products.

The small car category, which consists of mini and compact cars, constitutes nearly 60% of total domestic passenger car sales in India. In fiscal 2008, the industry sales of the mini car category declined 12.2% to 69,553 units, due to lack of new product launches. The compact car category grew 14.0% to 859,917 units in fiscal 2008, as compared to 754,336 units in fiscal 2007, driven by new product launches. The Indica, which faced a challenging environment in fiscal 2008 primarily on account of new product launches by our competitors, posted a decline of 6.4% in sales to 135,425 units in fiscal 2008. During fiscal 2008, we also expanded the Indica range by introducing a new variant with dual airbags and ABS (Anti-lock Braking System) and added a DICOR (Direct Injection Common Rail) diesel engine variant. The Indica’s market share declined from 17.4% in fiscal 2007 to 14.6% in fiscal 2008 in the small car category. Despite the challenging environment in fiscal 2008, the Indica held its position as the second best seller in the industry and continues to stand out among the ‘Most Trusted Brands’ in the annual survey by a prestigious business daily in India. On August 23, 2008, we launched the next generation Indica, the Indica Vista. The new generation car has completely new interiors and a contemporary body with improved interior space and comfort. The Vista is powered by a range of internationally acclaimed powertrains - the new 75 bhp 1.3L Quadrajet Common Rail Diesel engine and the 65bhp, 1.2L CVCP Safire MPFI petrol engine. We believe the Vista would enable us to regain our market position in the small car category.

We are also present in the entry mid-size car category through our sedan, the Indigo, and its station wagon version, the Indigo Marina, which are both derived from the Indica platform. The entry mid-size car category which has witnessed declining volume growth in the last two fiscal years, grew by 10.2% in fiscal 2008, aided by new product launches. With sales of 31,409 vehicles, the Indigo range continued to be the best seller in the entry mid-size car category in its sixth year of launch with a market share of 32.4% in fiscal 2008. During the year, we introduced the Indigo XL Classic variant and the Indigo CS, a sub-4 meter sedan that has the foot print and price point of a hatchback (owing to the lower excise duty) and the appeal of the sedan.

We marked the roll out of the one-millionth passenger car off the Indica platform at our car plant in Pune, in its ninth year since the commencement of production in January 1999.

We have also been distributing Fiat branded cars through the Tata-Fiat dealer network since March 2006. During fiscal 2008, we sold 3,248 Fiat cars. The joint dealer network has also been expanded from 44 in fiscal 2007 to 65 as of March 2008.

Utility Vehicles: We sold 47,530 units in our UV category in the Indian domestic market in fiscal 2008, a decline 0.8% as compared to 47,892 units sold in fiscal 2007. During fiscal 2008, we expanded our offering in this category by launching a new 2.2L Safari DICOR, Sumo Victa DI and the Sumo Grande.In fiscal 2008, the new and improved Safari DICOR enabled the brand to achieve its highest ever sale in fiscal 2008. Our overall market share in the utility vehicle category stood at 20.0% for fiscal 2008, a decline of 2.1% from fiscal 2007.

Light Commercial Vehicles (including pick-ups): Our range of LCVs includes small commercial vehicles, pickup trucks, trucks and commercial passenger carriers up to 7.5 GVW. During fiscal 2008 we introduced two new products: (i) Magic, based on the Ace platform, and (ii) Winger, India’s only maxi-van. We believe that the Magic and the Winger have great potential in the commercial passenger transportation market in India. In the LCV segment, we recorded a 17.2% growth to 147,316 units sold in the Indian domestic market in fiscal 2008, compared to 125,744 units in fiscal 2007. The growth in the LCV segment in fiscal 2008 was mainly led by the sales of the Ace and the new commercial passenger carriers Winger and Magic. In fiscal 2008, we unveiled the 1-ton and Compressed Natural Gas or CNG variant of the Ace, the Tata Cargo Panel Van, Xenon XT, a lifestyle pickup truck, and the Tata Winger Executive, an office concept vehicle, at the Auto Expo 2008 in India and commenced production of the Ace at our new manufacturing facility at Uttarakhand, India. Our market share in the LCV category was 65.4% and 64.3% in fiscal 2007 and fiscal 2008 respectively, including sales of the Ace, Magic and Winger.

Medium and Heavy Commercial Vehicles: Our M&HCVs have a wide range of applications and are generally configured as trucks, tippers, buses, tankers, tractors or concrete mixers. Our market share in M&HCV category was 62.9% and 61.3% in fiscal 2007 and 2008 respectively. Our domestic sales in the M&HCV segment experienced a decline of 4.2% to 165,619 units in fiscal 2008 as compared to 172,842 units in fiscal 2007. The decline in domestic sales in fiscal 2008 was partially due to a levelling off of the one-time surge in demand we experienced in the M&HCV segment in fiscal 2007, triggered by strict enforcement of overloading restrictions. Our performance in the M&HCV segment during fiscal 2008 was also affected by the lack of availability of vehicle finance from outside sources and constraints that we experienced in the earlier part of the year in our components and aggregates supply chain.

We revamped our M&HCV portfolio during fiscal 2008 and introduced a wide range of new products such as multi-axle and heavy duty trucks, tractor trailers and fully built solutions in the second half of the year. We also secured a prestigious order from the Delhi Transport Corporation for 500 low-floor CNG propelled buses, the supply of which commenced during fiscal 2008.

Sales and Distribution of Vehicles:

Our sales and distribution network in India as of March 2008 comprised over 1,500 sales outlets for our passenger and commercial vehicle business. In line with our growth strategy, we formed a 100% subsidiary, TML Distribution Company, or TMLD, to act as a dedicated logistics management company to support the sales and distribution operations of our vehicles in India. We believe this will improve the efficiency of our selling and distribution operations and processes.

TMLD will take over and/or set up stocking points for both commercial vehicles and passenger vehicles, in the places of manufacture and also at different places throughout India. TMLD will help improve planning, inventory management, transport management and on-time delivery. As a focused entity, we believe it will make delivery and inventory management more efficient.

Additionally, we are in advanced stages of deploying a Siebel customer relations management system at all dealerships and offices across the country, which we believe is one of the largest deployments of that system in the Indian automotive sector. Being implemented in phases since 2003, the combined online customer relations management system initiative supports users both within the Company and among our distributors in India and abroad.

Through our vehicle financing division and wholly owned subsidiary, Tata Motors Finance Limited, or TMFL we also provide financing services to purchasers of our vehicles through our independent dealers, who act as our agents, and through our branch network. During fiscal 2007 and 2008, approximately 31% and 34%, respectively, of our vehicle unit sales in India were made through financing arrangements where our captive vehicle financing divisions provided the credit. Total vehicle finance receivables outstanding as at March 31, 2007 and 2008 amounted to Rs.83,588 million and Rs.76,325 million, respectively.

We use a network of service centers on highways and a toll-free customer assistance center to provide 24-hour on-road maintenance (including replacement of parts) to vehicle owners. We believe that the reach of our sales, service and maintenance network provides us with a significant advantage over our competitors.

We also market our commercial and passenger vehicles in several countries in Europe, Africa, the Middle East, Australia, South East Asia and South Asia.

Competition:

We face competition from various domestic and foreign automotive manufacturers in the Indian automotive market. Improving infrastructure and robust growth prospects compared to other mature markets is now attracting a number of international companies to India who have either created joint-ventures with local partners or have established independently owned operations in India. Global competitors bring with them decades of international experience, global scale, advanced technology and significant financial resources. Hence competition is likely to further intensify in the future.

We have designed our products to suit the specific requirements of the Indian market based on specific customer needs such as safety, driving comfort, fuel efficiency and durability. We believe that our vehicles are suited to the general conditions of Indian roads, local climate and they comply with applicable environmental regulations currently in effect. We also offer a wide range of optional configurations to meet the specific needs of our customers. We intend to strengthen our product portfolio in order to meet the increasing customer expectation of owning “world class” products.

Seasonality:

Demand for our vehicles in the Indian market is subject to seasonal variations. Demand generally peaks between January and March, although there is a decrease in demand in February just before release of the Indian Fiscal Budget. Demand is usually lean from April to July and picks up again in the festival season from September onwards with a decline in December due to year end.

Exports:

We are expanding our export operations, which have been ongoing since 1961.Our exports of vehicles manufactured in India increased by 2.2% in fiscal 2008 to 54,648 units from 53,474 units in fiscal 2007. We market our commercial and passenger vehicles in several countries in Europe, Africa, the Middle East, Australia, South East Asia and South Asia.

In fiscal 2008, our top five export destinations from India -South Africa, Sri Lanka, Nepal, Ukraine and Turkey, accounted for approximately 60% and 84% of our exports of commercial vehicles and passenger vehicle units respectively. Our exports to South Africa were adversely impacted during fiscal 2008 due to adverse changes in the macro economic factors in that market. Even so, South Africa remains our largest export market, with about 14.5% share of our total export units. Other key markets were the Middle East, western Africa and western Europe. We are strengthening our position in the geographic areas we are currently operating in and exploring possibilities of entering new markets with similar market characteristics to the Indian market.

We have a network of distributors in almost all of the countries where we export our vehicles, who work with us in appointing a local dealer for sales and servicing our product in various regions. We have also stationed overseas resident sales and service representatives in various countries to oversee our operations in their respective territories.

Tata Daewoo Commercial Vehicle Co. Ltd., Korea: TDCV recorded 38.6% growth in its overall vehicle sales to 11,899 units in fiscal 2008 from 8,588 units in the previous fiscal year, before inter-segmental elimination. In South Korea, TDCV registered a market share of 33.5% in the M&HCV category, a gain of 740 basis points from 26.1% in fiscal 2007. TDCV exported 3,312 units including CKDs in fiscal 2008, representing a growth of 14% compared to fiscal 2007.

In the South Korean market, TDCV uses Daewoo Motor Sales Corporation’s distribution network, the largest in South Korea. After- sales service is made available through 68 service centers and over 110 parts outlets. Exports are carried out through TDCV’s own international distribution channel.

The management initiatives and business processes of Tata Sons and the Tata Sons promoted entities have also been implemented at TDCV. Relations between the management and the labor union of TDCV continue to be cordial.

Hispano Carrocera, S.A. Spain: We believe that our subsidiary Hispano, with its design and development capabilities in manufacturing bodies for high-end buses, will complement our current range of light and medium commercial passenger carriers. We believe that this investment will also help to increase our presence in the international bus market. We own the brand rights of Hispano. Hispano reported sale of 259 units in fiscal 2008. The volume decline from 560 units in fiscal 2007 was mainly on account of general economic downturn which has resulted in a slow-down of the bus market and increasing competition from original equipment manufacturers, or OEMs.

Research and Development:

Our research and development activities focus on product development, environmental technologies and vehicle safety through our Engineering Research Centre, or ERC, established in 1966, which is one of the few government recognized in-house automotive research and development centers in India.

During fiscal 2006, we established our wholly-owned subsidiary, TMETC, in the United Kingdom to augment the abilities of our Engineering Research Centre. We believe that TMETC provides us with access to leading-edge technologies and supports the product development activities which we currently plan to undertake for the future in order to sustain and enhance our position in the increasingly competitive global markets.

One of the most significant achievements of our ERC has been the design and development of our compact car the Indica, which is India’s only indigenously developed compact car. ERC also designed our mid-size car the Indigo, which was launched in 2002 and has been the market leader in the entry mid-size market category in India. We have also developed the Tata Nano, an affordable family car, which was unveiled at the Auto Expo 2008 in New Delhi and at the Geneva Motor Show. We believe that there will be significant demand for the Nano in the Indian market.

Our acquisition of TDCV provided us with a significant advantage in the development process of our planned “World Truck”, which will be a sophisticated and contemporary M&HCV with performance standards akin to those in developed markets.

In addition, our research and development activities also focus on developing vehicles running on alternative fuels, including CNG, liquefied petroleum gas, bio-diesel and compressed air and electric cars. We currently have over 40 staff buses running on bio-diesel at one of our manufacturing plants. We are pursuing alternative fuel options such as ethanol blending for our products and development of vehicles fuelled by hydrogen. Initiatives in the area of vehicle electronics such as engine management systems, in-vehicle network architecture, telematics for communication and tracking and other emerging technological areas are also being pursued and which could possibly be deployed on our future range of vehicles.

We are also widening the scope of our research and development activities from in-house product and technology development to managing the research and development process across various internal and external agencies, including our research and development centers in South Korea, Spain and the United Kingdom, as well as at various aggregate parts suppliers and outsourcing partners.

We have a modern crash test facility for testing our new products for passenger safety. We have a pedestrian safety testing facility, a pendulum impact test facility and a bus rollover test facility to ensure compliance to various safety norms. We also have a hemi-anechoic chamber testing facility for developing vehicles with lower noise and vibration levels and an engine emissions testing facility to develop products meeting international standards.

Our product design and development center is equipped with computer-aided design, manufacture and engineering tools, with sophisticated hardware, software, and other information technology infrastructure, designed to create a digital product development environment and virtual testing and validation, resulting in faster product development cycle-time and data management. Rapid prototype development systems, testing cycle simulators, advanced emission test laboratories and styling studios are also a part of our product development infrastructure and are regularly used in product development. We have aligned our end-to-end digital product development objectives and infrastructure with our business goals and have made significant investments to enhance the digital product development capabilities especially in the areas of product development through Computer Aided Design/Computer Aided Manufacturing/Computer Aided Engineering/Knowledge Based Engineering/Product Data Management.

Over the years, we have devoted significant resources towards our research and development activities. Our total expenditure on research and development during fiscal years 2006, 2007 and 2008 was Rs.4,663 million, Rs.6,018 million and Rs.9,906 million respectively.

Intellectual Property

Tata Motors Limited has 170 trademarks registered in India and approximately 186 trademark applications which are currently pending registration. In addition to this, our significant trademarks are registered, or are in the process of being registered in other countries. We currently hold approximately 331 of these registrations worldwide and have made 67 applications out of India. The registrations mainly include trademarks for each of our vehicle models. Further, we also use the “Tata” brand, which has been licensed to us by Tata Sons Limited. See Item 4.C “— Organizational Structure”. Additionally, Tata Sons has applied for 9 trademarks in the name of the Company. The Company has applied for 4 trademarks in the name of Telcon. As part of our acquisition of TDCV, we have the perpetual and exclusive use of the “Daewoo” brand and trademarks in Korea and overseas markets for the product range of TDCV. TDCV holds South Korean trademark registrations for 14 utility models and 5 designs.

India is a member of the World Trade Organization. In compliance with its obligations under the Agreement on Trade Related Aspects of Intellectual Property, (“TRIPS”), India grants statutory protection to various forms of intellectual property, including patents, copyrights, industrial designs and trademarks. The Trade Marks Act, 1999 and the Copyright Act, 1957, as amended, which are currently in force in India, are TRIPS compliant. The Patents Act, 1970, as amended, to the extent that it relates to our business and operations, provides adequate product and process patent protection in India in accordance with its obligations under TRIPS.

We currently own 20 patents and have 183 patent applications pending registration in India. We have also filed patent applications in UK, US & Europe (EP). In addition we have filed 29 applications under the Patent Corporation Treaty which will be entered in different countries later.

In addition, TDCV holds 11 patents in South Korea.

We have filed 83 design applications in India for aesthetic features of products/components.

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

We have undertaken an e-commerce initiative through the development of a business-to-business site with the assistance of our subsidiary, TTL, for electronic interchange of data with our suppliers. This has enabled us to have real time information exchange and processing to manage our supply chain effectively. We use external agencies as third party logistic providers. This has resulted in space and cost saving.

As part of our strategy to become a low-cost vehicle manufacturer, we have undertaken various initiatives to reduce our fixed and variable costs including an e-sourcing initiative started in 2002 through which we procure some supplies through reverse auctions.

We have established a procedure for ensuring quality control of outsourced components. Products purchased from approved sources undergo a supplier quality improvement process. We also have a program for assisting vendors from whom we purchase raw materials or components to maintain quality. Each vendor is reviewed on a quarterly basis on parameters of quality, cost and delivery. Preference is given to vendors with QS-9000 certification. We also maintain a stringent quality assurance program that includes random testing of production samples, frequent re-calibration of production equipment and analysis of post-production vehicle performance and ongoing dialogue with workers to reduce production errors. Further, we have established a Strategic Sourcing Group to consolidate, strategize and monitor our supply chain activities with respect to major items of purchase as well as major inputs of technology and services. The Strategic Sourcing Group is responsible for recommending for the approval by the Management Committee the long-term strategy and purchase decision for these items, negotiation and relationship with vendors with regard to these items, formulating and overseeing our purchasing policies, norms in respect of all items, evolving guidelines for vendor quality improvement, vendor rating and performance monitoring and undertaking company-wide initiatives such as e-sourcing and supply chain management/policies with respect to vehicle spare parts. We are also exploring opportunities for global sourcing of parts and components from lower cost countries, and have embarked on a vendor management program that includes vendor base rationalization, vendor quality improvement and vendor satisfaction surveys.

Suppliers

We have an extensive supply chain for procuring various components. We also outsource many of the manufacturing processes and activities to various suppliers. In such cases, we provide training to outside suppliers who design and manufacture the required tooling and fixtures.

Tata AutoComp Systems Ltd., or TACO, in which now we have 26% ownership stake, manufactures auto components and encourages the entry of internationally acclaimed auto component manufacturers into India by setting up joint ventures with them. Some of these joint ventures include: Tata Johnson Controls Limited for seats, Knorr Bremse CV Systems for commercial vehicle air brakes, Tata Yazaki Autocomp Limited for wiring harnesses, JBM Sangwoo Limited for pressed components and Tata Toyo Radiators Limited for radiator assemblies. These joint ventures supply components for our products.

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

We import some components that are either not available in the domestic market or when equivalent domestically- available components do not meet our quality standards. We also import products to take advantage of lower prices in foreign markets, such as special steels, wheel rims and power steering assemblies. The following table shows the imported and indigenous raw material and components consumed by us:

Description	Value of Raw Material and Components Consumption For the Fiscal Year Ended March 31,
	2006		2007		2008
	Rs millions	%	Rs millions	%	Rs millions	%
Imported (at rupee cost)	11,418	7.6	14,769	7.1	19,214	8.6
Indigenously obtained	138,682	92.4	192,756	92.9	204,419	91.4

Total	150,100	100.0	207,525	100.0	223,633	100.0

Capital and Product Development Expenditures:

Our capital expenditure aggregated to Rs.10,734 million, Rs.25,277 million and Rs.42,707 million during fiscal 2006, 2007 and 2008, respectively. Our capital expenditure during the past three fiscal years has been related mostly to new product development and capacity expansion for new and existing products to meet the market demand and investments towards improving quality, reliability and productivity that are aimed at operational efficiency.

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

As a part of this future growth strategy, we plan to make investments in product development, capital expenditure in capacity enhancement, plant renewal and modernization and to pursue other growth opportunities. Our subsidiaries also have their separate growth plans and related capital expenditures. These expenditures are expected to be funded largely through cash generated from operations, existing investible surplus in the form of cash and cash equivalents, investment securities and other external financing sources. In fiscal 2006, we obtained a resolution from our shareholders permitting the Board to raise a maximum of Rs.30 billion in equity or equity-related instruments to fund capital expenditure. In July 2008, we obtained our shareholders’ consent to a resolution to increase our borrowing limit from Rs.120 billion to Rs.200 billion.

Other Operations

In addition to our automotive operations, we are also involved in various other business activities, of which information technology services and construction equipment manufacturing are the main activities. Net revenues from these activities totaled to Rs.27,017 million and Rs.37,148 million in fiscal 2007 and 2008, respectively, representing nearly 8.1% and 10.2% of our total revenues before inter-segment elimination in fiscal 2007 and fiscal 2008, respectively.

Information Technology Services:

Tata Technologies Limited, or TTL, is our 82.83% owned subsidiary as of March 31, 2008. Through its operating companies, INCAT and Tata Technologies iKS, TTL provides specialized engineering and design services, product lifecycle management and product-centric IT services to leading manufacturers. TTL responds to customers’ needs through its subsidiary companies and through its three offshore development centers. TTL’s customers include automobile, aerospace and consumer durable manufacturers. TTL has 13 subsidiary companies as at March 31, 2008.

INCAT is a leading independent provider of engineering and design services, product and information lifecycle management, enterprise solutions and plant automation. INCAT’s services include product design, analysis and production engineering, Knowledge Based Engineering, PLM, Enterprise Resource Planning and Customer Relationship Management systems. INCAT also distributes, implements and supports PLM products from leading solution providers in the world such as Dassault Systèms, UGS and Autodesk. With a combined global work force of more than 3,000 employees, INCAT has operations in the United States (Novi, Michigan), Germany (Stuttgart) and India (Pune).

Tata Technologies iKS is a global leader in engineering knowledge transformation technology. For over 15 years, iKS has enabled engineering knowledge transformation through ‘i get it,’ the only web application in the world offering 100,000 hours of engineering knowledge for AutoCAD, INVENTOR, Solid Works, Solid Edge, UG/NX, Teamcenter, COSMOS Works and CATIA on a single delivery platform application.

.

The consolidated revenue for the TTL Group was Rs. 9,071 million in fiscal 2008, an increase of 11.9% against Rs.8,107 million in the previous year. due to augmented relationships with existing global automotive and aerospace customers and the acquisition of new customers.

Construction Equipment:

Telco Construction Equipment Company Limited, or Telcon, is engaged in the business of manufacturing and sale of construction equipment and providing related supporting services. We own 60% of Telcon, with the remaining 40% being held by Hitachi Construction Machinery Company Limited, Japan. With the increase in economic activity especially in the infrastructure sector, Telcon recorded its best performance to date, having sold 7,698 machines in fiscal 2008 as compared to 5,360 machines sold in fiscal 2007, and a net revenue of Rs.24,146 million in fiscal 2008 compared to Rs.16,058 million in fiscal 2007. In April 2008, Telcon acquired 79% and 60% shares of two Spanish Companies, Serviplem S.A and Comoplesa Lebrero S.A, respectively. These acquisitions provide Telcon with the opportunity to enter the concrete value chain and participate in two important growth economies – India and China.

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

Our manufacturing plants have received/are in the process of obtaining the Indian government’s environmental clearances required for our operations. We are fully committed to our role as a responsible corporate citizen with respect to reducing environmental pollution. We treat the effluents at our plants and have made significant investments in lowering the emissions from our products.

Excise Duty:

In the Indian Union Budget for fiscal 2007, the Government of India reduced the Excise duty on small cars from 24% to 16%. Small car are defined to mean cars of length not exceeding 4,000 mm and with an engine capacity not exceeding 1,500 cc for cars with diesel engines and not exceeding 1,200 cc for cars with gasoline engines.

In the recent Indian Union Budget 2008-09, the government further reduced the excise duty on small cars from 16% to 12% and on motor vehicles for transport of more than 13 persons, including the driver, from 16% to 12%. Excise duty on chassis fitted with engines for such vehicles is also reduced from “16% + Rs.10,000 per chassis” to “12% + Rs.10,000 per chassis”. Additionally the general excise duty has been reduced from 16% to 14% which reduces the excise duty on trucks by 2% and the excise duty on Safari, SUVs and UVs is 24% + Rs 20,000.

Import Regulations and Duties:

Automobiles and automotive components can, generally, be imported into India without a license from the Indian government subject to their meeting Indian standards and regulations as specified by designated testing agencies. Recent government liberalization policies have led to a reduction in import duties on vehicles and certain automotive parts. As a result, cars, UVs and SUVs in completely built up, or CBU, condition can be imported at 60% Basic Customs duty, whereas, commercial vehicles and components can be imported at Basic Customs Duty ranging from at 10% to at 7.5% (for engine component).

In addition, vehicle and component imports are also subject to countervailing duty which is equivalent to Excise Duty indicated above plus an additional Customs duty at 4%, NCCD at 1% (only for vehicles), Educational Cess at 2%, Higher Education Cess at 1%, Vehicle Cess (only in case of vehicles) at 0.125%.

Valued Added Tax:

Value Added Tax (VAT) has been implemented throughout India . VAT enables set-off from sales tax paid on inputs by traders and manufacturers against the sales tax collected by them on behalf of the government, thereby eliminating the cascading effect of taxation. Two main brackets of 4% and 12.5%, along with special brackets of 0%, 1% and 20%, have been announced for various categories of goods and commodities sold in the country. Central Sales Tax, however, continues to exist, although it is proposed to be abolished in a phased manner. Since its implementation, VAT has had a positive impact on us. Prior to the implementation of VAT, sales tax formed part of our total cost of material. However, following the implementation of VAT, because VAT paid on inputs can be set off against tax paid on outputs, a savings on our sales tax component results.

In the Indian Union Budget of 2008-09, the Government of India reduced the Central Sales Tax rate from the current rate of 3% to 2%.

Insurance Coverage:

The Indian insurance industry is predominantly state-owned and insurance tariffs are regulated by the Indian Insurance Regulatory and Development Authority. We have insurance coverage which we consider reasonably sufficient to cover all normal risks associated with our operations (including business interruptions) and which we believe is in accordance with industry standards in India. We have obtained coverage for product liability for some of our vehicle models in several countries to which we export vehicles. TDCV has insurance coverage as is required and applicable to cover all normal risks in accordance with industry standards in South Korea, including product liability. We have also taken insurance coverage on directors and officers’ liability to minimize risks associated with product liability and international litigation.

Legal Proceedings

In the normal course of business, we face claims and assertions by various parties. We assess such claims and assertions and monitor the legal environment on an ongoing basis, with the assistance of external legal counsel wherever necessary. We record a liability for any claims where a potential loss is probable and capable of being estimated, and disclose such matters in our financial statements, if material. For potential losses which are considered reasonably possible, but not probable, we provide disclosure in the financial statements, but do not record a liability in our accounts unless the loss becomes probable. Certain claims that are above Rs.50 million in value are described in Note 23 to our consolidated financial statements included in this annual report. In respect of claims against us below Rs.50 million, the majority of cases pertain to motor accident claims (involving vehicles that were damaged in accidents while being transferred from our manufacturing plants to regional sales offices) and consumer complaints. Some of these cases relate to replacement of parts of vehicles and/or compensation for deficiency in services provided by us or our dealers. There are some indirect tax , labour and other civil cases as well which fall under this category.

We believe that none of the contingencies, either individually or in the aggregate, would have a material adverse effect on our financial condition, results of operations or cash flows.

C. Organizational Structure.

Tata Sons Limited, or Tata Sons, is a principal holding company that has equity holdings in a range of businesses. The various companies promoted by Tata Sons, including us, are based substantially in India and had combined revenues of approximately US $ 62.5 billion for fiscal 2008.

The operations of Tata Sons promoted entities are highly diversified and can be categorized under seven business sectors, namely, engineering, materials, energy, chemicals, consumer products, services, communications and information systems. These companies do not constitute a ‘group’ under Indian Law.

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

By 1970, the operations of Tata Sons promoted entities had expanded to encompass a number of major industrial and commercial enterprises including The Indian Hotels Company Limited (1902), The Tata Steel Limited (Tata Steel) (1907), The Tata Power Company Limited (1910), Tata Chemicals Limited (1939), Tata Motors Limited (1945), Voltas Limited (1954), and Tata Tea Limited (1962). Tata Sons also promoted India’s first airline, Tata Airlines, which later became Air India (India’s national carrier), as well as India’s largest general insurance company, New India Assurance Company Limited, both of which were subsequently taken over by the Government as part of the Government’s nationalization program. Tata Consultancy Services Limited (TCS) is Asia’s leading software services provider and the first Indian software firm to exceed sales of US$ 4 billion. In 1999, Tata Sons has also invested in several telephony and telecommunication ventures, including acquiring a portion of the Indian Government’s equity stake in the state owned Tata Communications Limited (formerly known as Videsh Sanchar Nigam Limited (VSNL)).

We have for many years been a licensed user of the “Tata” brand owned by Tata Sons Limited, and thus have both gained from the use of the Tata brand as well as helped to sustain its brand equity. Tata Sons along with the Tata Sons promoted entities instituted a corporate identity program to re-position itself to compete in a global environment. A substantial ongoing investment and recurring expenditure is planned to develop and promote a strong, well-recognized and common brand equity, which is intended to represent for the consumer a level of quality, service and reliability associated with products and services offered by the Tata Sons promoted entities.

Each Tata Sons promoted consenting entities have to pay a subscription fee to participate in and gain from the Tata brand identity. We believe that we benefit from the association with the Tata Brand identity and, accordingly, the Company and its certain subsidiaries have agreed to pay an annual subscription fee to Tata Sons Limited which is equal to 0.15%-0.25% of annual net income (defined as net revenues exclusive of excise duties and other governmental taxes and non-operating income), subject to a ceiling of 5% of annual profit before tax (defined as profit after interest and depreciation but before income tax). Tata Son also has lowered in the past the subscription fee, considering its requirement of outlay for activities related to brand promotion and protection. For the fiscal years ended March 31, 2006, 2007 and 2008, Tata Motors on a standalone basis paid an amount less than 0.25% of its annual net income as per Indian GAAP. Pursuant to our licensing agreement with Tata Sons Limited, we have also undertaken certain obligations for the promotion and protection of the new Tata brand identity licensed to us under the agreement. The agreement can be terminated by written agreement between the parties, by Tata Sons Limited upon our breach of the agreement and our failure to remedy the same, or by Tata Sons Limited upon providing six months notice for reasons to be recorded in writing. The agreement can also be terminated by Tata Sons Limited upon the occurrence of certain specified events, including liquidation. Because we are one of the largest companies promoted by Tata Sons and further because we believe that our growing international reputation brings benefits to the Tata brand, we consider it very unlikely that we would ever be unable to use the Tata brand in relation to our products and services.

The Tata Sons promoted entities have sought to continue to follow the ideals, values and principles of ethics, integrity and fair business practices originally established by the founder of Tata Sons, Mr. Jamsetji Tata, and his successors. To further protect and enhance the Tata brand equity, these values and principles have been articulated in the Tata code of conduct, which has been adopted by most of the Tata Companies that have access to the larger resources and services of the Tata Sons promoted entities. These companies have endeavored to maintain high standards of management efficiency and to promote the commercial success of Indian enterprises. The Tata Sons promoted entities have also made significant contributions towards national causes through promotion of public institutions in the field of science, such as the Indian Institute of Science and the Tata Institute of Fundamental Research, and in the field of social services through the Tata Institute of Social Sciences, the Tata Memorial Hospital and the National Center of the Performing Arts. Tata trusts are among the largest charitable foundations in the country.

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

Subsidiaries and Affiliates

We have the following consolidated subsidiaries and equity method affiliates as of March 31, 2008.

Name of the Subsidiary Company		Country of incorporation	% of holding
1	Sheba Properties Ltd.	India	100.00
2	Concorde Motors (India) Ltd.	India	100.00
3	HV Axles Ltd.	India	85.00
4	HV Transmissions Ltd.	India	85.00
5	TAL Manufacturing Solutions Ltd.	India	100.00
6	Tata Motors Insurance Services Ltd. [5]	India	100.00
7	Tata Daewoo Commercial Vehicle Co. Ltd.	South Korea	100.00
8	Tata Motors European Technical Centre plc	UK	100.00
9	Tata Technologies Ltd. and its 13 subsidiaries	India[1]	82.83	[2]
10	Telco Construction Equipment Co. Ltd.	India	60.00
11	Tata AutoComp Systems Ltd. and its 8 subsidiaries	India[3]	54.70	[4]
12	Tata Precision Industries Pte. Ltd., Singapore and its subsidiary	Singapore	51.07
13	Tata Motors Finance Ltd	India	100.00
14	Tata Motors (Thailand) Ltd.	Thailand	70.00
15	Hispano Carrocera S.A. and its subsidiary[6]	Spain	21.00
16	TML Holdings PTE Ltd and its subsidiary[7]	Singapore	100.00
17	Tata Motors (SA) (Proprietary) Ltd.	South Africa	60.00
18	TML Distribution Company Ltd.	India	100.00

1	The subsidiaries are based in many countries abroad.
2	The holdings in these subsidiaries range between 82.83% to 82.93%, and one of the subsidiary was under liquidation as at March 31, 2008.
3	The subsidiaries are based in India, Mauritius, China and Germany.
4	The holdings in these subsidiaries range between 27.36% to 54.70%.
5	The name of the subsidiary has subsequently been changed to Tata Motors Insurance Broking & Advisory Services Limited.
6	The subsidiary is based in Morocco.
7	The subsidiary is based in United Kingdom

Name of the Affiliate Company		Country of incorporation	% of holding
1	Tata Cummins Ltd.	India	50.00
2	TSR Darashaw Ltd.	India	26.00
3	Nita Co. Ltd.	Bangladesh	40.00
4	Fiat India Automobiles Pvt Limited	India	49.48
5	Affiliates of Tata AutoComp Systems Ltd.	India	27.36	[1]
6	Telcon Ecoroad Resurfaces Pvt Ltd.[2]	India	24.60
7	Tata Marcopolo Motors Ltd.	India	51.00
8	Automobile Corporation of Goa Ltd.	India	37.80

1	Except for two affiliates wherein the holding is 24.0% and 14.22%.
2	Is an affiliate of Telco Construction Equipment Co. Ltd.

D. Property, Plants and Equipment.

Facilities:

We currently operate four principal automotive manufacturing facilities in India. The first facility was established in 1945 at Jamshedpur in the State of Jharkhand in eastern India. We set up a second facility in 1966 (with production commencing in 1976) at Pune, in the State of Maharashtra in western India, and a third in 1985 (with production commencing in 1992) at Lucknow, in the State of Uttar Pradesh in northern India. During fiscal 2007, we commenced the construction of our fourth manufacturing plant in Uttarakhand, which commenced operations in fiscal 2008. The Jamshedpur, Pune and Lucknow manufacturing facilities have been accredited with ISO/TS 16949:2000(E) certification. We are also in the process of setting up a plant in Singur in West Bengal, for the manufacture of the Nano, and in Dharwad in Karnataka, for the manufacture of Tata Marcopolo buses under our joint venture with

Marcopolo. See “— Recent Developments — Capacity Expansion Plans” for more details. We have also set up research and development facilities in the United Kingdom.

The manufacturing facilities of TDCV are based in Gunsan, South Korea. TDCV has received the ISO/TS 16949 certification, an international quality systems specification given by SGS UK Ltd., an International Automotive Task Force (IATF) accredited certification body. It is the first Korean automobile original equipment manufacturer to be awarded the same.

The manufacturing facilities of Tata AutoComp Systems Ltd. and its subsidiaries are located at various locations in and around the city of Pune in the State of Maharashtra in India and also in Germany. The manufacturing facilities of Telcon are located at Jamshedpur in the State of Jharkhand in eastern India and at Dharwad in the State of Karnataka in Southern India.

Fiat India Automobiles Private Limited, our joint venture with Fiat Group Automobiles S.p.A, has its manufacturing facility located at Ranjangaon, Maharashtra. The plant would be used for the manufacture of Tata and Fiat branded cars as well as engines and transmissions for use by both the partners.

Tata Motors (Thailand) Limited is our 70:30 joint venture with Thonburi Automotive Assembly Plant Co Ltd for the manufacture and assembly of pickup trucks. The manufacturing facility is located in Samutprakarn province, Thailand.

Our 21% stake in Hispano provides us with access to two manufacturing units, one in Spain and another one in Morocco.

Installed Capacity:

As of March 31, 2008, our total vehicle production capacity in India determined on the basis of two production shifts per day and including capacity for the manufacture of replacement parts, was 780,960 units annually. In addition, we also have vehicle production capacity of 20,000 units annually in South Korea through the manufacturing facilities of TDCV.

The following table shows our installed capacity as of March 31, 2008, and production levels by plant and product type in fiscal 2006, 2007 and 2008:

	Fiscal Year ended March 31,
	Installed	Production (Units)
	Capacity(1)	2006	2007	2008
Jamshedpur
Medium and Heavy Commercial Vehicles	102,000	69,891	98,227	95,145

Pune
Medium and Heavy Commercial Vehicles, Light Commercial Vehicles, Utility Vehicles, Passenger Cars	565,000	366,468	458,324	436,177

Lucknow
Medium and Heavy Commercial Vehicles, Light Commercial Vehicles, Utility Vehicles	30,000	19,963	28,235	26,900

Pantnagar
Medium and Heavy Commercial Vehicles, Light Commercial Vehicles, Utility Vehicles	75,000	—	—	23,136

Jamshedpur & Dharwad
Construction Equipment	8,960	3,515	5,167	7,364

Republic of Korea

Gunsan
Medium & Heavy Commercial Vehicles	20,000	5,663	8,543	11,821

(1)	On double shift basis including capacity for manufacture of replacement parts as of March 31, 2008.

Properties:

We produce vehicles and related components and carry out other businesses through various manufacturing facilities. In addition to our manufacturing facilities, our properties include sales offices and other sales facilities in major cities, repair service facilities, and research and development facilities.

The following table sets forth information, with respect to our principal facilities, a substantial portion of which are owned by us as of March 31, 2008. The remaining facilities are on leased premises.

Location	Facility or Subsidiary Name	Principal Products or Functions
India
In the State of Maharashtra
Pune (Pimpri, Chinchwad, Chikhali, Maval)	Tata Motors Ltd.	Automotive vehicles, components & R&D
Pune (Chinchwad)	TAL Manufacturing Solutions Ltd	Factory automation equipment and services
Pune (Hinjewadi)	Tata Technologies Limited	Software consultancy and services
Mumbai	Concorde Motors (India) Limited	Automobile sales & service
Pune (Damle Path, Hinjewadi, Bhosari, Chakan and Pirangut)	Tata AutoComp Systems Limited and its subsidiaries	Auto components and engineering design

In the State of Jharkhand
Jamshedpur	Tata Motors Ltd.	Automotive vehicles, components & R&D
Jamshedpur	HV Axles Ltd.	Axles for M&HCVs
Jamshedpur	HV Transmissions Ltd.	Transmissions for M&HCVs
Jamshedpur	Telco Construction Equipment Company Limited	Construction equipment

In the State of Uttar Pradesh
Lucknow	Tata Motors Ltd.	Automotive vehicles & R&D

In the State of Karnataka
Dharwad	Telco Construction Equipment Company Limited	Construction equipment
	Tata Motors Limited	Spare parts and warehousing
Bangalore	Concorde Motors (India) Ltd.	Automobile sales and service

In the State of Uttarakhand
Pantnagar*	Tata Motors Limited	Automotive vehicles & components

In the State of West Bengal
Singur*	Tata Motors Ltd.	Under construction for manufacture of Nano

Rest of India
Gujarat (Halol, Village Khakharia)	Tata AutoComp Systems Limited and its Subsidiaries	Auto components and engineering design
Hyderabad & Chennai	Concorde Motors (India) Ltd.	Automobile sales and service
Various other properties in India	Tata AutoComp Systems Ltd.	Auto components
	Tata Motors Limited	Vehicle financing business (office/ residential)
Outside India
Singapore	Tata Precision Industries Pte. Ltd. / Tata Engineering Services Pte. Ltd.	Precision equipment and computer and peripherals warehousing
Republic of Korea	Tata Daewoo Commercial Vehicle Co. Ltd.	Automotive vehicles, components & R&D
Thailand	Tata Motors (Thailand) Ltd. INCAT (Thailand) Ltd.	Pick-up trucks Software consultancy and services
United Kingdom	Tata Motors European Technical Centre	Software consultancy and services
Spain	Hispano Carrocera S.A.	Buses and bus body

Rest of the world	INCAT Group of Companies	Software consultancy and services

*	Land at these locations have been taken under operating lease.

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

A. Operating Results.

Overview

In fiscal 2008, total gross revenues including finance revenues increased by 9.2% to Rs.412,587 million from Rs.377,753 million in fiscal 2007. We recorded a net income of Rs.14,206 million in fiscal 2008 from Rs.18,112 million in fiscal 2007, a decrease of 21.6%.

Automotive operations.

Automotive operations is our most significant segment, accounting for 91.9% and 89.9% respectively, of our total revenues before inter-segment eliminations and 89.5% and 78.1% respectively, of our operating income before inter-segment eliminations for fiscal 2007 and 2008. India is the most significant market for us, accounting for 89.4% and 88.8% of vehicle unit sales for fiscal 2007 and 2008, respectively, though we continue to focus on increasing the importance of our international operations. Our revenues from automotive operations increased 8.1% to Rs.331,967 million in fiscal 2008 compared to Rs. 307,113 million in fiscal 2007.

Our automotive operations includes:

•	All activities relating to development, design, manufacture, assembly and sale of M&HCVs, LCVs, passenger cars and utility vehicles as well as related spare parts and accessories,

•	Automotive component business, both captive and non-captive,

•	Distribution and service of vehicles, and

•	Financing of our vehicles.

The leading drivers of automotive business in India include GDP growth, industrial and infrastructure growth, increase in urbanization and personal disposable incomes. GDP growth, led by growth in industrial and agricultural sectors, is key to freight generation in the economy, which in turn drives the demand for the commercial vehicles, especially the goods carriers. Also, the ongoing road development programs in India, such as golden quadrilateral and the cross country road corridors, which are designed to connect not only the major cities of the country, but also the rural and interior parts of the country, are expected to improve the efficiency of both goods and passenger movement across the country through improved turnaround time, fuel efficiency and better logistic solutions. Also, the road development programs are expected to lead to a hub and spoke model of distribution, which in turn is expected to result in a structural shift in the commercial vehicle industry by moving the demand towards heavy and light commercial vehicles which cater to long-haul and end destination distribution respectively. Additionally, improved road infrastructure would also increase propensity to travel thus driving demand for passenger transportation.

Government regulations relating to emission norms, safety standards, scrapping of vehicles beyond a specified age, overloading and private participation in passenger transport and other areas impact the demand for commercial vehicles in the country.

Our presence across the major four wheel auto product categories, our low cost design and manufacturing capabilities and our expansive distribution and service network facilitate our market leadership in the auto industry in the country. Also, we are working towards the development of new products, in most segments of commercial vehicles and development of new platforms for mid size car and utility vehicle to compete effectively in the challenging competitive environment. Following the encouraging response to the ACE, which has created a niche for itself in the below-1 ton category of the commercial vehicle industry since the launch in May 2005, we have developed the Magic, a new passenger carrier on the same platform, to tap the potential of mass passenger transport in rural and urban regions. We have also developed the Tata Winger for intra-city and long-distance transportation needs. The Magic and Winger were launched in fiscal 2008. The successful introduction of such products has helped us to become the market leader in the LCV category in India.

Our subsidiary, TDCV, is not only helping us strengthen our position in the international markets but is also improving our technological capability in design and development of new products in commercial vehicle category. Further, the launch of medium commercial vehicles in the Korean market by TDCV has helped us to further consolidate our position in the South Korean market. Our joint venture in India with Marcopolo of Brazil, our 21% stake in Hispano and our 37.80% stake in our Indian associate company, Automobile Corporation of Goa, or ACGL, are expected to enhance our leadership position in the bus market through better technological capabilities in bus body building. Our joint venture with Fiat to manufacture passenger cars, engines and transmissions would provide us with access to world class car engine technology and is expected to help us to further strengthen our position in the passenger vehicle category. Further, TMETC provides us with design engineering support and development services, complementing and strengthening our skill sets.

Capacity utilization of our automotive facilities in India declined to 75.3% in fiscal 2008 from 85.7% in fiscal 2007, due to lower growth in sales coupled with new capacities, mainly Uttarakhand. The capacity utilization levels at TDCV increased from 42.7% in fiscal 2007 to 59.1% in fiscal 2008, The vehicle capacity utilization of our total automotive operations, including TDCV operations, declined to 74.9% in fiscal 2008 from 84.5% in fiscal 2007.

Our vehicle sales increased 1.3% to 597,148 units in fiscal 2008 from 589,482 units in fiscal 2007. In fiscal 2008, our market share of all four-wheel vehicles sold in India decreased marginally to 26.1% from 28.6% in fiscal 2007. During fiscal 2008, nearly 9.6 million automobiles were sold in India, a decline of 4.7% over the previous fiscal year, and 1.2 million automobiles were exported from India, an increase of 22.4% over the previous fiscal year. The Indian automotive industry including exports, declined 2.2% in fiscal 2008 partially due to the unavailability of vehicle credit, high interest rate and slower economic growth.

Our overall sales in international markets increased 6.4% to 66,601 units in fiscal 2008 as compared to 62,622 units in fiscal 2007. This was driven by sustained efforts towards a focused entry in to new export markets and also strengthening of our presence in existing markets. Key export markets for our automotive operations were south Africa, west Asia, Europe and south-east Asia. With a view to address the large pickup market of Thailand, we established a joint venture in that market with majority stake retained by us, which began operation towards the close of fiscal 2008 through launch of our new pick-up truck Xenon in that market. The company has also received approval from the government of Thailand for the ‘Eco car’ project in Thailand.

The auto-component business, which caters to both captive and external demand is expected to benefit from the growth in the automobile business in the country. During fiscal 2008 we transferred the intellectual property rights relating to the design of axles and transmissions to our captive auto component subsidiaries, HV Axles Ltd., HV Transmission Ltd and divested 15% of our equity stake in each of these subsidiaries so as to assist them in building their capabilities and diversify their customer base. These subsidiaries are expected to improve their revenues and profitability through internal growth, and we may consider opportunities to grow through mergers and acquisitions. In a recent development, 24% stake in our subsidiary company TACO was sold by us.

Tata Motors Finance Limited, or TMFL, was incorporated on June 1, 2006 as a wholly-owned subsidiary to support our vehicle financing and related activities. We seek to offer complete vehicle financing solutions in line with global best practices in the auto industry and we believe this business will provide a hedge against the cyclicality of the automotive business in India together with enabling us to capture the life cycle value of the product.

Interest rate movements in the economy have a significant impact on vehicle financing operations. Despite an increase in interest rates during the latter half of fiscal 2008, our vehicle-financing registered a strong growth on the back of an increased focus in the business and aided us to combat the lack of sufficient vehicle credit availability in the Indian market.

Other Operations.

Our revenue from other operations was Rs.37,148 million in fiscal 2008, an increase of 37.5% from Rs.27,017 million in fiscal 2007. These revenues represent 8.1% and 10.1% of our total revenues, before inter-segment eliminations and 10.5% and 21.9% of our operating income in fiscal 2007 and 2008, respectively.

Geographical breakdown.

On a geographical basis, revenues from sales in India increased by 9.8% to Rs. 293,719 million in fiscal 2008 from Rs.267,419 million in fiscal 2007.

Our share of revenues earned from outside India has increased steadily over the last six years from 5.4% in fiscal 2003 to 19.6% in fiscal 2008, mainly as a result of our strategy to increase exports of our vehicles to new and existing markets in significant numbers and improved performance of our subsidiary in South Korea, TDCV. Successful operations of INCAT and its subsidiaries following acquisitions by TTL also facilitated a significant increase in our sales to international market. In future years, we expect that the proportion of our revenues earned from markets outside of India will increase significantly due to our acquisition of the Jaguar Land Rover business. See “– Recent Developments – Acquisition of the Jaguar Land Rover Business” for more information.

The following table sets forth our revenue from our Indian and international operations:

	Fiscal 2006		Fiscal 2007		Fiscal 2008
Revenue	Rs in million	Rs in million	Rs in million	Percentage	Rs in million	Percentage
Within India	198,172	82.4%	267,419	80.7%	293,719	80.4%
Outside India	42,443	17.6%	64,106	19.3%	71,512	19.6%

Total	240,615		331,525		365,231

The revenue from our exports has been increasing in the last three years as our products are increasingly finding acceptance in key markets such as South Africa, Turkey, Sri Lanka and Russia. We have been pursuing growth in various geographic areas through organic and inorganic means in our automotive and other business operations.

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

Significant Factors Influencing Our Results of Operations.

Our results of operations are dependent on a number of factors, including:

•

General economic conditions. We, similar to the rest of the automotive industry, are substantially affected by general economic conditions. See Item 3.D “—Risk Factors—Risks associated with Our Business and the Automotive Industry”. General economic conditions, particularly in India, could have a significant adverse impact on our sales and results of operations.

•

Interest rates and availability of credit for vehicle purchases. While interest rates in India steadily declined from the beginning of fiscal 2001 and credit finance for vehicle purchases became more widely available, interest rates in India began to increase since second half of fiscal 2006 and increased further during the latter part of fiscal 2007 and through fiscal 2008. For further discussion of our credit support programs, see Item 4.B “—Business Overview—Automotive Operations—Sales and Distribution of Vehicles”.

•	Excise duty and sales tax rates. For a detailed discussion regarding tax rates applicable to us, please see Item 4.B “— Business Overview—Government Regulations—Excise Duty”.

•	Our competitive position in the market. For a detailed discussion regarding our competitive position, see Item 4.B “— Business Overview—Automotive Operations—Competition”.

•

Cyclicality. Our results of operations are also dependent on the cyclicality in demand in the automotive market, new government regulations, and, to a limited extent, to fluctuations in foreign currency rates.

•

Environmental Regulations. There has been a greater emphasis on the emission and safety norms for the automobile industry by governments in the various countries in which we operate. Compliance with these norms will have a significant bearing on the costs and product life cycles in the automotive industry. For further details with respect to these regulations, please see Item 4.B “—Business Overview—Government Regulations—Emission and Safety”.

•

Foreign Currency Rates. We are sensitive to fluctuations in foreign currency rates with respect to our import and export activities. Our consolidated financial results are affected by foreign currency exchange fluctuations through both translation risk and transaction risk. We have experienced and expect exchange losses / gains on our foreign currency denominated borrowings. Changes in foreign currency exchange rates may positively or negatively affect our revenues, results of operations and net income.

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

Results of Operations.

The Indian economy remained in high growth phase but witnessed moderation in GDP growth to 9% in fiscal 2008 as compared to over 9% growth achieved in the previous two years. Substantial reduction in the availability of finance, high interest rates and low consumer confidence hindered growth in the automobile industry in fiscal 2008.

In fiscal 2008, we sold 597,148 units as compared to 589,428 units in fiscal 2007, representing an increase of 1.3% Our domestic market share in the four wheel vehicle market in India was 26.1% in fiscal 2008, as compared to 28.6% in fiscal 2007. The volumes in the international business grew 6.4% to 66,601 units sold in fiscal 2008 compared to 62,622 units sold in fiscal 2007.

In India, we achieved all time high commercial vehicle sales of 312,935 vehicles in fiscal 2008, an increase of 4.2% over fiscal 2007. The M&HCV segment witnessed a decline in fiscal 2008, partially due to a levelling off of the one-time surge in demand we experienced in fiscal 2007, triggered by strict enforcement of overloading restrictions. Our performance in the M&HCV segment during fiscal 2008 was also affected by the lack of availability of vehicle finance from outside sources and constraints that we experienced in the earlier part of the year in our components and aggregates supply chain. We revamped our M&HCV portfolio during fiscal 2008 and introduced a wide range of new products such as multi-axle and heavy duty trucks, tractor trailers and fully built solutions in the second half of the year. We also secured a prestigious order from the Delhi Transport Corporation for 500 low-floor CNG propelled buses, the supply of which commenced during fiscal 2008.

Our growth in the LCV segment was mainly led by the sales of Ace and the new commercial passenger carriers Winger and Magic.

After six years of consecutive growth, our passenger vehicle sales decreased marginally by 4.6% to 217,612 vehicles, including sale of Fiat branded cars. Between the Tata and Fiat branded vehicles, we had a 14.2% share in the passenger vehicle market in India and maintained our position among the top three manufacturers in the Indian passenger vehicle market.

During the year, we launched the Indigo sedan and Indica with the Direct Injection Common Rail (DICOR) and Sumo Grande to an encouraging response. We also rolled out the one millionth passenger car off the Indica platform at our manufacturing plant in Pune, in its ninth year since the commencement of production of the Indica in January 1999. In August 2008, we launched the new generation of India’s first and only fully indigenous car, the Indica Vista.

Under the joint venture with Marcopolo, a leading bus body manufacturing company from Brazil, we have begun the construction of the manufacturing facility at Karnataka, India to manufacture and assemble fully-built buses and coaches in India which we currently expect will enable us to improve production and technological capabilities in bus body building. The initial batch of vehicles under the joint venture has been supplied from our current manufacturing facility at Lucknow, India.

Following the formation of the joint venture with Thonburi Automotive Assembly Plant Co., or Thonburi, in which we own 70% equity stake, to manufacture pickup trucks in Thailand, we launched the Tata Xenon, with a 2.2-litre common-rail engine, to an encouraging response.

In June 2008, we also completed our acquisition of the Jaguar Land Rover business. See “– Recent Developments – Acquisition of the Jaguar Land Rover Business” for further details.

The following table sets forth selected items from our consolidated statements of income for the periods indicated and shows these items as a percentage of total revenues:

	Percentage of Total Revenues			Percentage Change
	Fiscal 2006	Fiscal 2007	Fiscal 2008	2006 to 2007	2007 to 2008
Total Revenues	100%	100%	100%	37.8	10.2
Cost of sales	78.7	79.5	78.8	39.2	9.3
Selling, general and administrative expenses	11.0	10.7	12.0	34.0	22.8
Research and development expenses	1.9	1.8	2.7	29.1	64.6
Total operating expenses	13.0	12.5	14.7	33.2	28.8
Operating income	8.3	8.0	6.5	31.9	-10.4
Non-operating income	1.5	1.4	1.8	*36.4	*34.6
Interest income	0.3	0.2	0.5	-9.7	182.6
Interest expense	-1.5	-1.6	-2.9	45.6	94.1
Income before tax	8.5	8.0	5.8	28.8	-19.3
Income tax expense	-2.3	-2.4	-1.6	44.4	-27.3
Net income	6.2	5.5	3.9	20.7	-21.6

Cost of sales to Net sales (in %)	79.9	81.1	81.6	37.0	8.7

*	Includes gain on shares issued by subsidiary companies and gain on sale of equity interest in subsidiary companies with respect to fiscal 2006 and 2008

The following table sets forth selected data regarding our automotive operations for the periods indicated and the percentage change from period to period.

				Percentage Change
	Fiscal 2006	Fiscal 2007	Fiscal 2008	2006 to 2007	2007 to 2008
Total Revenues (Rs.Millions)	224,753	307,113	331,967	36.6	8.1
Net Income (Rs.Millions)	14,861	17,249	13,105	16.1	-24.0
Net margin (%)	6.6	5.6	4.0

India (Unit Sales)	403,906	526,806	530,547	30.4	0.7
Outside India (Unit Sales)	55,957	62,622	66,601	11.9	6.4
Market Share in India (%)	27.1	28.6	26.1

The following table sets forth selected data regarding our other operations for the periods indicated and the percentage change from period to period.

				Percentage Change
	Fiscal 2006	Fiscal 2007	Fiscal 2008	2006 to 2007	2007 to 2008
Total Revenues (Rs.Millions)	18,061	27,017	37,148	49.6	37.5
Net Income (Rs.Millions)	385	1,064	1,841	176.4	73.0
Net margin (%)	2.1	3.9	5.0

Cost Reduction:

We have been maintaining our cost advantage vis-à-vis foreign manufacturers who have entered the Indian market, by aggressively pursuing a number of cost reduction initiatives, including the following:-

•	Outsourcing and procurement of major aggregates and sub-assemblies from approved vendors.

•	Procurement of parts and consumables by e-sourcing and reverse auctions.

•	Sourcing of raw materials and components from global sources.

•	Value engineering and the use of alternate and new materials.

•	Adopting target costs, productivity and process improvements and rationalizing of our vendor base.

In the recent past, various input materials have shown significant escalation in price globally that may impact profitability of our operations. While we endeaour to offset the input cost pressure through various cost reduction initiatives mentioned above, we may be unable to fully mitigate the impact. In the coming years, the globalization of the auto component industry in India may give us an opportunity to get international quality components at local prices. The opening of the Indian economy may also give us an opportunity to establish a global supply chain for meeting our cost and quality targets.

Fiscal 2008 Compared to Fiscal 2007

Revenues.

Our total consolidated gross revenues including finance revenues was Rs. 412,587 million in fiscal 2008, an increase of Rs.34,834 million , or 9.2%, from Rs.377,753 million in fiscal 2007. The growth was driven by an increase in total vehicle volumes of 1.3%, improved realization per vehicle, and continued growth in our vehicle financing activity which resulted in a 8.1% increase in revenues from automotive operations. Further, growth in revenues of our key non-automotive subsidiaries, namely Telcon, which registered a 50.4% increase in its revenues and TTL which registered a 11.9% increase in its revenues during fiscal 2008.

Revenues from the domestic market for fiscal 2008 increased by 9.8% to Rs. 293,719 million in fiscal 2008 from Rs.267,419 million in fiscal 2007. Revenues from markets outside India increased by 11.6% to Rs.71,512 million in fiscal 2008 from Rs.64,106 million in fiscal 2007. This has been driven by our continued focus on improving our presence in international markets, through expansion of both our automotive and non-automotive businesses. We seek to continue to grow the proportion of revenues we derive from our international operations.

The following is a discussion of our revenues for each of our business segments.

Revenues from Automotive Operations.

Automotive operations constitute the largest proportion of our total revenues. Revenues from automotive operations increased by Rs. 24,854 million to Rs. 331,967 million, or 8.1%, from Rs. 307,113 million in fiscal 2007. This increase was primarily due to:

•	0.7% increase in domestic vehicle unit sales in India;

•	Price increase in our vehicles;

•	6.4% increase in international sales of vehicles; and

•	77% increase in automotive financing revenues;

Domestic sales of vehicles produced by us during fiscal 2008 grew by 0.4% in a challenging market environment. While our commercial vehicle sales witnessed a growth of 4.2% supported largely by sales of Ace, Winger and Magic, our passenger vehicle sales declined, primarily due to new product launches by our competitors. In order to cater to requirements of customers in sectors such as mining, construction, logistics and road-works, we introduced a new range of M&HCVs during fiscal 2008, including multi-axle trucks, heavy-duty trucks, tractor- trailers, tippers and fully-built solutions such as tip-trailers and load bodies. The new and improved Safari, launched in October 2007, enabled Tata Safari brand to achieve its highest sales in fiscal 2008.

International sales continued to grow during fiscal 2008 as a result of company’s focused initiatives to improve business in key markets such as SAARC, Africa etc as well as the growth in sales of MCVs in the South Korean market by TDCV.

Continued focus on the Auto Financing business facilitated increased growth of this business. “Tata Motors Finance”, or TMF, the brand name under which our vehicle financing division and our wholly-owned subsidiary, Tata Motors Finance Limited, operate, financed 33.6% of our domestic sales in fiscal 2008 as compared to 31.4% of our vehicles sold in the domestic market in fiscal 2007.

Revenues from Other Operations.

Revenues from our other operations increased by Rs.10,131 million or 37.5% to Rs.37,148 million in fiscal 2008 compared to Rs.27,017 million in fiscal 2007, mainly due to an increase in revenues of our significant non-automotive subsidiaries. In fiscal 2008, revenues of TTL and Telcon increased by 11.9% and 50.4%, respectively. Telcon continues to be the market leader in the excavator segment with a market share of 53% in India. Telcon’s market share in the wheel loader and backhoe loader segment in India also improved from 10% in fiscal 2007 to 11.5% in fiscal 2008. Through the INCAT acquisition, TTL has gained access to various international clients for both its onsite business as well as the opportunity to expand its offshore business.

Cost of Sales and Operating Expenses

Cost of sales as a percentage of net sales has increased to 81.6% during fiscal 2008 from 81.1% for the fiscal 2007. The increase reflects primarily the combined impact of an increase in input prices, other increases in input costs and increase in the depreciation expenses relating to production equipment and factory overheads. The cost increases were partially offset by increased price realizations and cost reductions pursuant to our continued cost cutting efforts.

Selling, general and administrative (SGA) expenses as a percentage of total revenues increased to 12.0% during fiscal 2008 compared with 10.7% during fiscal 2007. SGA expenses increased by Rs.8,108 million to Rs.43,731 million in fiscal 2008 from Rs.35,623 million in fiscal 2007. This increase was partially due to an increase of Rs.981 million in outward shipping expenses along with publicity and advertising expenses during fiscal 2008. Further consequent to increase in the vehicle financing activity the SGA expenses have gone up.

Research and development expenses increased by 64.6% from Rs.6,018 million in fiscal 2007 to Rs.9,906 million in fiscal 2008, primarily as a result of our ongoing initiative towards design and development of new vehicle models across various product categories such as the Nano and the World Truck. As a percentage of total revenues, research and development expenses was 2.7% in fiscal 2008 compared to 1.8% in fiscal 2007.

Operating Income.

In fiscal 2008, our operating income declined by Rs.2,737 million to Rs.23,694 million in fiscal 2008 from Rs.26,431 million in fiscal 2007 mainly due to a increase in expenditure on research and development by Rs.3,888.3 million.

Operating income from automotive operations was Rs.18,489 million in fiscal 2008, a decline of Rs.5,118 million or 21.7% from Rs.23, 607 million in fiscal 2007. Increase in cost of sales and research and development expenses mainly affected the operating margin from automotive operations in fiscal 2008.

Operating income from our other operations increased by Rs 2,393 million or 86.10% to Rs.5,172 million in fiscal 2008 from Rs.2,779 million in fiscal 2007. This increase was primarily due to an improvement in the income of our significant non-automotive subsidiaries, especially due to revenue growth in Telcon and TTL.

Other Income and Expenses.

We had total net non-operating expenses of Rs.2,386 million in fiscal 2008 as compared to total net non-operating expenses of Rs.40 million in fiscal 2007. In fiscal 2008, we had gain of Rs.1,255 million as compared to Rs. Nil in fiscal 2007, towards sale of equity interest in subsidiaries. Interest expense (net) increased from Rs.4,816 million in fiscal 2007 to Rs.8,816 million in fiscal 2008 mainly due to an increase in interest rates and increased borrowings to fund capital expenditure ,investment in affiliates/ other investment and amount held for acquisition of Jaguar Land Rover.

Income Taxes.

Income tax expense declined to Rs.5,899 million in fiscal 2008 from Rs.8,113 million during fiscal 2007 mainly due to lower pre-tax income. The effective tax rate during fiscal 2008 was 27.7% in fiscal 2008 compared to 30.7% in fiscal 2007. The decline in effective tax rate is primarily on account of higher tax benefit on research and development expenses which was partially offset by increase in tax on undistributed earnings.

Minority Interest in Consolidated Subsidiaries and Equity in Earnings of Affiliates.

Share of minority interest in profits of consolidated subsidiaries in fiscal 2008 increased to Rs.1,148 million in fiscal 2008 as compared to Rs.719 million in fiscal 2007. The increase is on account of increased profitability of our subsidiaries such as Telcon and TTL during the fiscal 2008 and increase in minority consequent to the sale of 15% of our equity stake in HV Axles Ltd. and HV Transmissions Ltd.

Equity in the net income of affiliates was loss of Rs.55 million during fiscal 2008, compared to an income of Rs.552 million during fiscal 2007. This change was primarily due to our proportionate share of loss in our affiliate, Fiat India Automobile Private Limited which began to set up operations during fiscal 2008 but has yet to operate at full scale.

Net Income.

Our consolidated net income for fiscal 2008 was Rs.14,206 million, representing a decline of 21.6% from Rs.18,112 million in fiscal 2007. This decline was the result of the following factors:

•	Increased cost of sales

•	Increase in selling general and administrative expenses

•	Significant increase in research and development expenses;

•	Increase in interest cost which was partially offset by gain on sale of equity interest in subsidiaries.

Net income from automotive operations has declined from Rs 17,249 million in fiscal 2007 to Rs 13,105 million in fiscal 2008.

Fiscal 2007 Compared to Fiscal 2006

Revenues.

Our total consolidated gross revenues including finance revenues increased to Rs.377,753 million in fiscal 2007 from Rs.276,080 million in fiscal 2006, an increase of Rs.101,673 million, or 36.8%. The growth was driven by an increase in total vehicle volumes of 28.2%, improved realization per vehicle and continued robust growth in our vehicle financing activity resulting in 36.6% increase in revenues from automotive operations. Further, growth in revenues of our key non-automotive subsidiaries, namely Telcon, which registered a 39.8% increase in its revenues during fiscal 2007 and TTL, which registered a 97% increase in its revenues during fiscal 2007, contributed to the increase in our gross revenues.

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

Revenues from Automotive Operations.

Automotive operations with revenue of Rs.307,113 million generated the largest proportion of our total revenues. Revenues from this segment increased by Rs.82,360 million, or 36.6% from Rs.224,753 million in fiscal 2006. This increase was primarily due to:

•	30.4% increase in domestic vehicle unit sales in India;

•	6.5% increase in international sales of vehicles;

•	89% increase in automotive financing revenues and;

•	Increase in revenues reported by automotive subsidiaries.

Domestic sales of vehicles produced by us during fiscal 2007 grew by 30.4%, crossing the half million vehicle sales mark in a year for the first time in our history. The increase was largely due to the continuing success of the Ace, the launch of Indica facelift, Indica Xeta (1.2 litre), Indigo XL and Indigo DICOR during the fiscal year and also due to the successful implementation of the ban on overloading of trucks in India. International sales continued to grow during fiscal 2007 as a result of our successful entry into South Africa and increased focus on other traditional export markets, as well as the growth in sales of MCVs in the South Korean market by TDCV. Continued focus on the Auto Financing business, following the merger of TFL with us, facilitated increased growth of this business. As of the end of fiscal 2007, “TataMotorfinance” (“TMF”), the brand name under which our vehicle financing division and our wholly-owned subsidiary, Tata Motors Finance Limited, operate, financed 31.0% of our domestic sales compared to 24.0% of our vehicles sold in the domestic market in fiscal 2006.

Revenues from Other Operations.

Revenues from our other operations increased by Rs.8,956 million or 49.6% to Rs.27,017 million in fiscal 2007 compared to the previous fiscal year, mainly due to an increase in revenues of significant non-automotive subsidiaries. In fiscal 2007, revenues of TTL and Telcon increased by 97.0% and 39.8%, respectively. Similarly, efficiencies derived from the acquisition of INCAT during fiscal 2006 helped increase the revenue growth of TTL.

Cost of Sales and Operating Expenses.

Cost of sales as a percentage of net sales has increased to 81.1% from 79.9% The increase reflects primarily the combined impact of an increase in input prices, partially offset by the impact of continued cost cutting efforts. Also, an increase in depreciation expenses relating to production equipment and factory overheads as a result of capacity expansion and ongoing product development program contributed to the increase in cost of sales.

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

Income Taxes

Income tax expense increased to Rs.8,113 million from Rs.5,618 million during fiscal 2007 mainly due to Increase in pre tax income. The effective tax rate during fiscal 2007 was 30.7% compared to 27.4% in fiscal 2006. Increase in tax rate is primarily on account of tax on undistributed earnings of subsidiaries and a tax benefit recorded in fiscal 2006 on sale of shares of a subsidiary company. The increase was partially offset by higher tax benefit on research and development and tax free dividend income.

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

•

31.9% increase in operating income from Rs.20,042 million in fiscal 2006 to Rs.26,431 million in fiscal 2007, which was the result of an increase of 24.8% and 162.3% of the operating income of our automotive operations and other operations, respectively.

Net income as a percentage of total revenues declined to 5.5% in fiscal 2007 from 6.2% in fiscal 2006.

Recent Accounting Pronouncements

In September 2006, the FASB issued SFAS 157 Fair Valuation Measurement which provides a definition of fair value, establishes a framework for measuring fair value and requires expanded disclosures about fair value measurements. SFAS 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007 and interim periods within those fiscal years. The provisions of SFAS 157 should be applied prospectively. In February 2008, the FASB issued FASB Staff Position No. SFAS 157-2 (FSP FAS 157-2) which delays the effective date of SFAS 157 for all nonfinancial assets and nonfinancial liabilities, except those that are recognized or disclosed at fair value in the financial statements on a recurring basis (at least annually). This FSP partially defers the effective date of SFAS 157 to fiscal years beginning after November 15, 2008 for items within the scope of this FSP. The company is evaluating the application of this statement.

In February 2007, the FASB issued SFAS 159, The Fair Value Option for Financial Assets and Financial Liabilities. SFAS 159 permits measurement of recognized financial assets and liabilities at fair value with certain exceptions such as investments in subsidiaries, obligations for pension or other postretirement benefits, and financial assets and financial liabilities recognized under leases. Changes in the fair value of items for which the fair value option is elected should be recognized in income or loss. The election to measure eligible items at fair value is irrevocable and can only be made at defined election dates or events, generally on an instrument by instrument basis. Items for which the fair value option is elected should be separately presented or parenthetically be disclosed in the statement of financial position. SFAS 159 also requires significant new disclosures that apply for interim and annual financial statements. SFAS 159 shall be effective for fiscal years beginning after November 15, 2007 with earlier adoption permitted, if certain conditions are met. The company is evaluating the application of this statement.

In December 2007, FASB issued SFAS No. 141(R), Business Combinations (“SFAS 141(R)”, which establishes principles and requirements for how the acquirer recognizes and measures the identifiable assets acquired, the liabilities assumed, any noncontrolling interest, and the goodwill acquired in a business combination or a gain from a bargain purchase. Also, SFAS 141(R) provides several new disclosure requirements that enable users of the financial statements to evaluate the nature and financial effects of the business combination. This Statement applies prospectively to business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2008. The company is evaluating the application of this statement.

In December 2007, FASB issued SFAS No. 160, Noncontrolling Interests in Consolidated Financial Statements – an amendment of ARB No. 51 (“FAS 160”).SFAS 160 amends the guidance in Accounting Research Bulletin (“ARB”) No.51, Consolidated Financial Statements (“ARB 51”), to establish accounting and reporting standards for the noncontrolling interest in a subsidiary and for the deconsolidation of a subsidiary. SFAS160 is effective for fiscal year beginning on or after December 15, 2008. The presentation and disclosure requirements shall be applied retrospectively for all periods presented in the consolidated financial statements in which SFAS 160 is initially applied. The company is evaluating the application of this statement.

In March 2008, FASB issued SFAS No. 161, Disclosures about Derivative Instruments and Hedging Activities – an amendment of FASB Statement No. 133 (“SFAS 161”). SFAS 161 changes and enhances the current disclosure requirements for derivative instruments and hedging activities under SFAS 133. SFAS 161 is effective for financial statements for fiscal years beginning after November 15, 2008. The company is evaluating the application of this statement.

In May 2008, the FASB issued SFAS No. 162, The Hierarchy of Generally Accepted Accounting Principles. The new standard is intended to improve financial reporting by identifying a consistent framework, or hierarchy, for selecting accounting principles to be used in preparing financial statements that are presented in conformity with U.S. generally accepted accounting principles (GAAP) for non-governmental entities. SFAS No. 162 is effective 60 days following the SEC’s approval of the Public Company Accounting Oversight Board (“PCAOB”) amendments to AU Section 411, The Meaning of Present Fairly in Conformity with Generally Accepted Accounting Principles.

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

Depreciation is charged on a straight line basis over the estimated useful lives of the assets.

We review estimated useful lives on an ongoing basis to ensure that they are appropriate. We test our long-lived assets for impairment using undiscounted cash flows whenever events or circumstances arise that may indicate impairment. If a long lived asset is impaired, it is written down to its estimated fair value. Any assets which relate to discontinued or obsolete vehicle models are written off.

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

We finance vehicle sales with hire purchase and loan financing provided to our dealers’ customers. Finance receivables are reported at their outstanding unpaid principal balance reduced by a valuation allowance.

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

B. Liquidity and Capital Resources.

We finance our capital requirements by cash from operations, debt, capital market borrowings and sale of investments. As of March 31, 2008 our borrowings (including short term debt) were Rs.127,805.3 million. We believe that we have sufficient resources available to us to meet our planned capital requirements. However, our sources of funding could be adversely affected by an economic slowdown or other macro economic factors in India, which are beyond our control. A decrease in the demand for our products and services could lead to an inability to obtain funds from external sources on acceptable terms or in a timely manner, or at all. For our loan maturity profile, see “— Liabilities and Sources of Financing”.

Subsequent to March 31, 2008 our shareholders by means of Postal Ballot Notice dated June 5, 2008 (the results were announced on July 14, 2008), approved of the increase in borrowing limits (apart from temporary loans obtained or to be obtained from our bankers in the ordinary course of business) from Rs.120 billion to Rs.200 billion. By means of the same Postal Ballot Notice dated June 5, 2008, our shareholders also approved of our proposal to raise up to Rs.72 billion through three simultaneous but unlinked rights issues. Please refer to “—Recent Developments—Proposed Repayment of Bridge Financing Facility by Way of Long Term Funding Plans” for more information about our Long Term Funding Plans.

Cash Flow Data

The following table sets forth selected items from our consolidated statements of cash flows for the periods indicated and shows the percentage change between periods.

	Rs in millions			Percentage Change
	2006	2007	2008	2006 to 2007	2007 to 2008
Net Cash provided by Operating Activities:	5,666	17,498	35,484	208.9%	102.8%
Net Income	15,011	18,112	14,206
Adjustments	5,254	7,887	6,670
Changes in Operating Assets and Liabilities	(14,599)	(8,501)	14,608
Net Cash used in Investing Activities	9,050	53,964	74,019	496.3%	37.2%
Purchase of Property, Plant and Equipment and Intangible Assets (Net)	10,539	24,236	42,235
Net Investments, Short Term deposits and Loans given	(20,215)	(6,155)	28,659
Acquisitions	4,304	—	90
Finance Receivables (net of proceeds from sale)	14,611	36,333	(7,851)
Restricted deposits with Banks			11,224
Others	(189)	(450)	(338)
Net Cash provided by Financing Activities	4,450	38,474	43,646	764.5%	13.4%
Equity Issuance (Net of issue expenses)	259	(1)	(0.1)
Proceeds from issue of shares by a subsidiary to minority shareholders	415	162	351
Dividends Paid (including to minority shareholders of subsidiaries)	(5,275)	(5,830)	(7,016)
Net Borrowings	9,051	44,143	50,311

See consolidated statement of cash flows on Pages F-6 and F-7 for details.

Net cash provided by operating activities was Rs.5,666 million, Rs.17,498 million and Rs. 35,484 million in fiscals 2006, 2007 and 2008, respectively.

Cash provided by operating activities in 2008 was Rs. 35,484.0 million. The following factors contributed to cash increase on account of change in operating assets and liabilities of Rs. 14,608 million in 2008.

•	an increase of acceptances by Rs. 17,118.9 million is mainly due to increase in credit period;

•	an increase in accounts payable by Rs. 8,010.2 million is due to increase in sales/manufacturing activity.

•	an increase in accrued expenses and other liability by Rs. 3,721.4 million is mainly due to increase in product warranty expenses and increase in employee compensated absences cost.

The positive factors described above were partially offset by:

•	an increase of inventories by Rs. 968.2 million, which was mainly due to increase in manufacturing activity relating to our subsidiary Telcon’s construction equipment business;

•	an increase of accounts receivable by Rs. 9,870.5 million due to increase in sales to state/municipal transport undertakings and government undertakings and increase in export receivables.

Net cash used in investing activities was Rs.9,050 million, Rs.53,964 million and Rs. 74,019 million and in fiscal 2006, 2007 and 2008, respectively. During fiscal 2008, cash used in investing activities was primarily towards increase in capital expenditure relating mostly to a capacity expansion of our production facilities and setting up of new plants at Uttarakhand and Singur, introduction of new products, quality and reliability improvement aimed at operating cost reductions. Cash outflow on account of capital expenditures for property, plant and equipment were Rs.10,355 million, Rs.24,122 million and Rs.41,642 million in fiscal 2006, 2007 and 2008, respectively. The company has made strategic investment in affiliates Rs.7,565 million and has held Rs. 11,224 million in bank deposits for funding acquisition of Jaguar Land Rover business.

There was a net cash inflow from financing activities of Rs 4,450 million, Rs.38,474 million and, Rs.43,646 million and during fiscals 2006, 2007 and 2008, respectively During fiscal 2008, we repaid long term debt of Rs.9,280 million, and Rs.40,707.9 million was received from proceeds related to the issue of long term debt. Proceeds from loans were primarily raised through Zero Coupon Convertible Alternative Reference Securities due 2012 (USD).

Certain of our subsidiaries and equity method affiliates have contractual and other limitations in respect of their ability to transfer funds to us in the form of cash dividends, loans or advances. However this has not had and is not expected to have any impact on our ability to meet our cash obligations.

Balance Sheet Data

Total assets were Rs. 369,279 million and Rs.271,015 million as of March 31, 2008 and 2007, respectively. The increase in total assets during fiscal 2008 was primarily due to a significant increase property, plant and equipment on account of our capital expenditure program, non-current investments, other non-current assets and restricted deposits with banks.

Total shareholders’ equity was Rs.105,264 million and Rs.91,369 million as of March 31, 2008 and 2007, respectively. Share capital increased from Rs.3,854 million as of March 31, 2007 to Rs.3,855 million as of March 31, 2008 and additional paid-in- capital increased marginally from Rs.39,711 million as of March 31, 2007 to Rs.39,779 million as of March 31,2008. The increase was attributable to the conversion of outstanding convertible debt securities. As of March 31, 2008, an aggregate of 99.94% of our issued $100 million 1% Convertible Notes due 2008 and 95.59% of our issued $100 million Zero Coupon Convertible Notes due 2009 were converted into ADSs/ordinary shares. Retained earnings were Rs.39,125 million and Rs.32,135 million as of March 31, 2008 and March 31, 2007, respectively.

Our total debt stood at Rs. 127,805 million as of March 31, 2008 compared to Rs.79,137 million as of March 31, 2007 while the short term debt relates to increased working capital needs, the long term debt has increased to fund the capital expenditure and investment requirements. The short term debt, excluding the current portion of the long-term debt, was Rs 54,042 million as of March 31, 2008 compared to Rs.33,145 million as of March 31, 2007, while including the current portion of long-term debt, the short-term debt was Rs. 69,013 million as of March 31, 2008 compared to Rs.38,902 million as of March 31, 2007. The long-term debt, excluding the current portion, increased from Rs.40,235 million as of March 31, 2007 to Rs. 58,793 million as of March 31,2008.

Current liabilities other than short-term debt increased by Rs.33,110 million in fiscal 2008 compared to fiscal 2007 due to increase in acceptances, accounts payable and accrued expenses and other current liabilities. The increase in accounts payable and acceptances was due to extended credit period. Other accrued expenses increased mainly due to acquisition expenses and debt issue cost of Rs.3,871.3 million incurred for the acquisition of Jaguar and Land Rover business. See “Recent Developments —Acquisition of the Jaguar Land Rover Business” for more details.

As of March 31, 2008, we had cash and cash equivalents of Rs.11,395 million of which Rs.954 million is held in foreign currencies compared to Rs.7,653 million of which Rs.997 million was held in foreign currencies as of March 31, 2007. Short-term bank deposits were Rs.13 million and Rs.173 million as of March 31, 2008 and March 31, 2007 respectively.

Gross accounts receivables increased by 46.5% during fiscal 2008 by Rs. 9,317 million to Rs.29,348 million as of March 31, 2008 due to higher value of products sold and dues from certain government customers and higher export receivables.

Gross finance receivables (including non-current receivables) stood at Rs 76,325 million as of March 31,2008 compared to Rs. 83,588 million as of March 31, 2007. This decrease was primarily due to transfer of finance receivables during the fiscal 2008.

As of March 31, 2008, inventories stood at Rs.34,340 million compared to Rs.33,923 million as of March 31, 2007 primarily reflecting an increase in prices of commodities, especially steel and non-ferrous metals, inventory of raw materials and components increased during the fiscal year. Inventory number of days decreased to 31 days from 33 days in fiscal 2007.

Our investment portfolio increased from Rs.22,258 million as of March 31, 2007 to Rs.41,228 million as of March 31, 2008. primarily due to the purchase of available-for-sale investments and increase in fair values thereof. As of March 31, 2008, goodwill and intangible assets stood at Rs.10,083 million compared to Rs.10,229 million as of March 31, 2007.

Equity in affiliates increased from Rs.2,690 million as of March 31, 2007 to Rs.9,935 million as of March 31, 2008. The increase is mainly due to additional investment made in FIAPL and ACGL during fiscal 2008.

Capital Expenditure

Capital expenditure aggregated Rs.42,707 million, Rs.25,277 million and Rs.10,734 million during fiscals 2008, 2007 and 2006, respectively. Our capital expenditures during the past three years have related mostly to capacity expansion of our production facilities, the introduction of new products such as the Tata Ace, Magic, Winger and Sumo Grande, quality and reliability improvements aimed at operating cost reductions.

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

We intend to continue to invest in our business units and research and development over the next several years in order to improve our existing product range and developing new products and platforms to build and expand our presence in the passenger vehicle and commercial vehicle categories. We believe this would strengthen our position in India and help us to grow our presence in select international markets.

As a part of this future growth strategy, we also plan to make investments in product development, capital expenditure in capacity enhancement, plant renewal and modernization and to pursue other growth opportunities. These expenditures are expected to be funded largely through cash generated from operations, existing investible surplus in the form of cash and cash equivalents, investment securities and other external financing sources.

Liabilities and Sources of Financing

We fund our short-term working capital requirements with cash generated from operations, overdraft facilities with banks, short and medium term borrowings from lending institutions, banks and commercial paper. The maturities of these short and medium term borrowings and debentures are generally matched to particular cash flow requirements. We had short-term borrowings (including the current portion of long-term debt) of Rs. 69,013 million and Rs.38,902 million as of March 31, 2008 and 2007, respectively. We had unused short-term credit facilities of Rs.41,052 million and Rs.19,871 million as of March 31, 2008 and 2007, respectively.

In July 2003, we raised US$ 100 million through an offering of 1% convertible notes, due in 2008. The notes are convertible into ordinary shares or global depositary shares, at the option of the holder, at a price of Rs.250.745 per ordinary share. The notes are subject to redemption at our option any time after July 31, 2006. Unless previously converted, redeemed or purchased and cancelled, the Notes are redeemable on July 31, 2008 at 116.824% of the principal amount. US$ 0.06 million of these notes were outstanding as on March 31, 2008. Subsequently, on maturity these outstanding notes were redeemed.

On April 27, 2004, we raised US$400 million through a two-tranche offering of zero coupon and 1% convertible notes due in 2009 and 2011, respectively. The US$100 million zero coupon notes, due in 2009, are convertible into ordinary shares or global depositary shares at a price of Rs.573.106 per share, subject to adjustment, from and including June 7, 2004 to and including March 28, 2009 and are subject to redemption at our option any time on or after April 27, 2005. The US$300 million 1% notes, due in 2011, are convertible into ordinary shares or depositary shares at a price of Rs.780.400 per share, subject to adjustment, from and including June 7, 2004 to and including March 28, 2011. For each tranche, there is a fixed rate of exchange of on conversion of Rs.43.85 =US$ 1.00. US$ 4.4 million of the $100 million zero coupon notes, due in 2009, were outstanding as on March 31, 2008. None of the US$ 300 million 1% notes, due in 2011 were converted prior to March 31, 2008.

On March 20, 2006, we issued an aggregate principal amount of JP¥ 11,760 million (Rs.4,500.3 million) of Zero Coupon Convertible Notes due on March 21, 2011, resulting in proceeds to us of US$100 million. The noteholders have an option to convert these notes into ordinary shares or ADSs at an initial conversion price of Rs.1,001.39 per share with a fixed rate of exchange on conversion of Rs.1.00 per JP¥ 2.66, from and including May 2, 2006 to and including February 19, 2011. The conversion price will be subject to certain adjustments. Further, we have a right to redeem in whole, but not in part, these notes at any time on or after March 20, 2009 but prior to February 8, 2011, subject to certain conditions. Unless previously converted, redeemed or purchased and cancelled, these notes will be due for redemption on March 21, 2011, at 99.253% of the principal amount. None of these notes were converted prior to March 31, 2008.

On July 12, 2007, we issued an aggregate principal amount of US$ 490 million (Rs.19,927.08 million) of zero coupon Convertible Alternative Reference Securities (“CARS”) due on July 12, 2012. The noteholders have an option to convert these notes (i) in the event there has been a Qualifying Issue (as defined in the Indenture relating to the CARS ) by the time of conversion, into Qualified Securities (“QSs”), or (ii) in the event that there has not been a Qualifying Issue by the time of conversion or there has been a Qualifying Issue but we notify the holders of the CARS (the “Holders”) that the CARS are no longer convertible into QSs, into our newly issued ordinary shares or ADSs at the option of the Holders. The conversion may be made by the Holders at any time during the period from and including October 11, 2011 to and including June 12, 2012 at an initial conversion price (the “Conversion Price”) of Rs.960.96 per share (equivalent to US$ 23.67 at a fixed rate of exchange on conversion of Rs.40.59 = US$ 1.00 (the “Fixed Conversion Rate”)). The conversion ratio is subject to adjustment in certain circumstances. Further, we have a right to redeem in whole, but not in part, these notes at any time on or after October 11, 2011, subject to certain conditions. Unless previously converted, redeemed or purchased and cancelled, these notes will be due for redemption on July 12, 2012, at 131.82% of the principal amount.

Subsequent to the Balance Sheet date the company has availed short term finance facility of US$ 3 billion with a consortium of banks for Jaguar and Land Rover acquisition. For detailed discussion, see “– Recent Developments – Acquisition of Jaguar Land Rover Business”.

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

The following table sets forth our short-term and long-term debt position:

	Fiscal 2007	Fiscal 2008
	(Rs. in millions)
Total short-term debt (excluding current portion of long-term debt)	33,145	54,042
Total current portion of long-term debt	5,757	14,971
Long-term debt net of current portion	40,235	58,792

Total Debt	79,137	127,805

During fiscal 2008 and 2007, the effective weighted average interest rate on our long-term debt was 6.47% and 4.84% per annum, respectively.

As of March 31, 2008, approximately 31.83% of our long-term debt was denominated in rupees and the balance was denominated in dollars and other non-rupee currencies. During fiscal 2008, our effective cost of borrowing increased due to increase in interest rates in India during the fiscal year.

The following table sets forth a summary of the maturity profile for our outstanding long-term debt obligations as of March 31, 2008

Payments Due by Period	Rs. in millions
Within one year	14,971
After one and up to two years	12,910
After two and up to five years	45,873
After five and up to ten years	9

Total	73,763

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

As a result of our increase in our long-term debt during fiscal 2008 as compared to fiscal 2007, the ratio of net debt to shareholders’ equity (total debt less cash and cash equivalents and liquid marketable securities divided by total shareholders’ equity) under US GAAP increased from 0.77 as of March 31, 2007 to 1.1 as of March 31, 2008, respectively. Details of the calculation of this ratio are set forth in Exhibit 7.1 to this annual report.

The following table sets forth our contingent liabilities as of the dates indicated.

	Fiscal 2006	Fiscal 2007	Fiscal 2008
	(Rs. in millions)
Income Tax	2,837	6,342	4,564
Excise duties	479	869	1,062
Sales tax	1,907	2,463	3,138
Other taxes and claims(1)	1,179	1,161	1,208
Other contingencies(2)	24,184	58,083	63,611

Total	30,586	68,918	73,583

(1)	Other taxes and claims include claims by other revenue authorities and distributors. See Item 4.B “—Business Overview — Legal Proceedings”, of this annual report.

(2)	Other contingencies consisted of:

•	Rs.6,522 million, Rs.5,700 million and Rs. Nil in fiscal 2006, 2007 and 2008,respectively, with respect to liabilities for bills discounted and export sales on deferred credit,

•

Rs.5,113 million ,Rs.11,767 million and Rs. 27,879 million in fiscal 2006, 2007 and 2008, respectively, with respect to other guarantees, including with respect to receivables assigned by way of securitization, and

•	Rs.12,549 million, Rs.40,616 million and Rs.35,732 million in fiscal 2006, 2007 and 2008, respectively, with respect to executory contracts on capital accounts not otherwise provided for.

On an ongoing basis, our legal department reviews pending cases, claims by third parties against us and other contingencies. For the purposes of financial reporting, we periodically classify these matters into gain contingencies and loss contingencies. Gain contingencies are not recognized until the contingency has been resolved and amounts are received or receivable. For loss contingencies that are considered probable, an estimated loss is recorded as an accrual in our accounts and, if the matter is material, the estimated loss is disclosed in our financial statements. We do not consider any of these matters to be individually sufficiently material to warrant disclosure in our financial statements. Loss contingencies that are considered reasonably possible are not provided for in our accounts, but if we consider such contingencies to be material, individually or in the aggregate, they are disclosed in our financial statements. Most loss contingencies are classified as reasonably possible unless clearly frivolous, in which case they are classified as remote and are monitored by our legal department on an ongoing basis for possible deterioration. We do not disclose remote matters in our financial statements. See note 23 of our audited consolidated financial statements for additional information regarding our material claims and contingencies.

Since fiscal 1997, we have benefited from participation in the Export Promotion Capital Goods Scheme, or the EPCG Scheme, which permits us to import capital equipment under a special license at a substantially reduced customs duty, subject to us fulfilling an obligation to export goods manufactured or produced by the use of capital equipment imported under the EPCG Scheme to the value of a multiple of the cost insurance and freight value of these imports or customs duty saved, over a period of 8 or 12 years from the date of obtaining the special license. We currently hold 44 licenses that require us to export our products of a value of approximately Rs.88.47 billion between 2002 and 2015, and we carefully monitor our progress in meeting our incremental milestones. After fulfilling some of the export obligations, the remaining obligation to exports products of value is Rs.52.91 billion by March 2015. In the event that the export obligation under the EPCG Scheme is not fulfilled, we would have to pay the differential between the reduced and normal duty on the goods imported along with interest. In view of our past record of exceeding our export milestones, and our current plans with respect to our export markets, we do not currently foresee any impediments to meeting our export obligations in the required time frame.

Finance Receivables

In fiscal 2008 and fiscal 2007, 34% and 31%, respectively, of our sales volumes were financed under hire-purchase/loan contracts to our dealer’s customers. As of March 31, 2008 and 2007, our customer finance receivable portfolio was comprised 528,307 and 383,783 contracts, respectively, with gross finance receivable of approximately Rs.203,673 million, and Rs.157,330 million respectively. We follow specified internal procedures including quantitative guidelines for selection of our finance customers to assist in managing default and repayment risk in our portfolio. We originate all the contracts through our authorized dealers and direct marketing agents with whom we have agreements. All our marketing, sales and collection activities are undertaken through dealers or directly by us including our division known as Tata Motorfinance and our subsidiary company Tata Motors Finance Limited.

We securitize or sell most of our finance receivables in the normal course of business. We undertake a sale of the receivables in respect of finance agreements due from pools of purchasers. The constitution of these pools is based on criteria that are decided by credit rating agencies and/or based on the advice that we receive as to the marketability of a pool. We undertake these securitizations of our receivables in either or both of the following forms:

•	assignment of the receivables due from purchasers under hire-purchase / loan agreements; and

•	securitization of receivables due from purchasers by means of private placement.

We act as collection agent on behalf of the investors, representatives, special purpose vehicles or banks in whose favor the receivables assigned, for the purpose of collecting receivables from the purchasers on the terms and conditions contained in the applicable deeds of securitization in respect of which pass-through certificates are issued to investors in case of special purpose vehicles, or SPVs. We also secure the payments to be made by the purchasers of amounts constituting the receivables under the hire-purchase/loan agreements to the extent specified by rating agencies by any one or all of the following methods:

•	by furnishing to the investors collateral, in respect of the obligations of the purchasers and the undertakings to be provided by us;

•

by furnishing, in favor of the investors, 10% to 30% of the gross receivables as cash collateral either by way of a fixed deposit or bank guarantee to secure the obligations of the purchasers and our obligations as the collection agent, based on the quality of receivables and rating assigned to the individual pool of receivables by the rating agency (ies); and

•	by way of over-collateralization or by investing in subordinate pass-through certificates to secure the obligations of the purchasers.

The following table sets forth details of the transfer of finance receivables undertaken by us as of the periods indicated:

	Fiscal 2007	Fiscal 2008
	(Rs. million )
Securitized value	122,967	218,635
Balance payable	59,847	111,345
Overdue as a % of amount securitized	2.2%	1.7%

Recent Developments.

Acquisition of the Jaguar Land Rover Business

On June 2, 2008, we completed the acquisition of Jaguar Land Rover from Ford for a purchase consideration of US$ 2.3 billion in an all cash transaction. Jaguar Land Rover is a global premium automotive business which designs, engineers and manufactures Jaguar luxury performance cars and Land Rover premium all-terrain vehicles. Jaguar Land Rover produces nine vehicle lines with sales of 288,544 units for the year ended December 31, 2007 and operates three vehicle manufacturing facilities in the United Kingdom and employs about 16,000 employees. The purchase consideration was paid by our indirect subsidiary, JaguarLandRover Limited. As part of the acquisition, we acquired the global businesses relating to Jaguar Land Rover including three major manufacturing facilities and two advanced design and engineering facilities in the United Kingdom, 26 national sales companies throughout the world, intellectual property rights including perpetual royalty free licenses, brands and trademarks and a minimum capital allowance of approximately US$ 1.1 billion. Ford contributed US$ 600 million to the Jaguar Land Rover pension plans prior to the acquisition. The acquisition was made on a cash free, debt-free basis.

The strengths of Jaguar Land Rover include its internationally recognized brands, strong product portfolio of award winning luxury performance cars and premium all-terrain vehicles, brand specific global distribution network, strong research and development capabilities, and a strong management team which has strengthened its business operations. We anticipate that our acquisition and operation of Jaguar Land Rover will result in benefits to us, including (i) immediate entry to the luxury performance car and premium all-terrain vehicle segments; (ii) an improvement in our global market position through a combination of resources and strengths; (iii) strengthening of technological and product development/ innovation capabilities to address changing market trends; (iv) sharing of best practices in manufacturing and quality assurance systems and processes; (v) enhanced human capital and managerial talent; and (vi) potential operational synergies.

The purchase consideration of US$ 2.3 billion paid by JaguarLandRover Limited was financed through a capital contribution of US$ 400 million and a portion of the proceeds from a US$ 3,000 million short term bridge loan facility extended to JaguarLandRover Limited. In addition to the purchase consideration, US$ 100 million was paid by our subsidiary, TML Holdings Pte. Limited, towards fees and other acquisition expenses consisting of legal and advisory fees, due diligence and related expenses, structuring fees, underwriters fees and other expenses in relation to the short term bridge loan, and other acquisition related expenses.

The US$ 3,000 million short term bridge loan facility extended to JaguarLandRover Limited in connection with the acquisition of Jaguar Land Rover was pursuant to a credit facility agreement dated March 13, 2008 with an initial group of lenders including the Bank of Tokyo-Mitsubishi UFJ Limited, Citigroup Global Markets Asia Limited, ING Bank N.V., Singapore Branch, J.P. Morgan Securities (Asia Pacific) Limited, Mizuho Corporate Bank Limited, Standard Chartered Bank, State Bank of India and BNP Paribas, Singapore Branch. TML and TML Holdings Pte Limited are also party to the aforementioned credit facility agreement. In addition to the US$ 1,900 million borrowed by JaguarLandRover Limited to fund a portion of the purchase consideration for the acquisition of the Jaguar Land Rover businesses, US$ 700 million of the proceeds from the short term bridge loan were utilized as a working capital loan to Jaguar Land Rover. The balance of the proceeds from the short term bridge loan are intended to be utilized by JaguarLandRover Limited towards the ongoing requirements of Jaguar Land Rover.

As part of the transaction, Ford has entered into long term agreements with Jaguar Land Rover to ensure the smooth transition of Jaguar Land Rover from Ford. In this regard,

1.     Long term agreements have been entered with Ford for technology sharing and joint development providing technical support across a range of technologies focused mainly around powertrain engineering such that Jaguar Land Rover may continue to operate according to its existing business plan;

2.     Supply Agreements, ranging for a duration of seven to nine years, were entered into with Ford for (i) the long term supply of engines developed by Ford, (ii) engines developed by Jaguar Land Rover but manufactured at Ford plants and (iii) engines from Ford-PSA cooperation;

3.     Transitional Support Agreements of varying durations of up to 18 months were entered into with Ford for support in areas such as information technology, accounting and treasury services, marketing and purchasing services; and

4.     Ford Motor Credit Company (“Ford Motor Credit”) will continue to provide consumer and wholesale credit support to the dealers and customers of Jaguar Land Rover for up to 12 months in various markets following our acquisition of Jaguar Land Rover. We have selected Fiat Group Automobiles Financial Services to support the Jaguar Land Rover business in Europe and the U.K. We are in advanced stages of negotiations with leading auto finance providers for automotive financing services to support the Jaguar Land Rover business in U.S and expect to select financial services partners shortly in other key markets.

Proposed Repayment of Bridge Financing Facility by way of Long Term Funding Plans

The Company intends to refinance the short term bridge loan through the following fund raising plans, which we refer to as the Long Term Funding Plans, pursuant to resolutions passed by the Board of Directors of the Company at its meetings held on May 28, 2008 and August 20, 2008 and pursuant to resolution passed by the Committee of Directors at its meeting held on September 2, 2008,:

1) Simultaneous but unlinked rights issue of (i) Ordinary Shares of Rs. 21,853.9 million and (ii) ‘A’ Ordinary Shares having differential voting rights of Rs. 19,604.2 million. The unlinked rights issue is scheduled to open on September 29, 2008 and close on October 20,2008. The rights issue has not been and will not be registered under the Securities Act. Our ADS depository will seek to dispose of the rights entitlements in respect of the shares represented by our ADSs and distribute any resulting net proceeds to ADS holders in accordance with the ADS deposit agreement.

2) Issuance of Ordinary Shares, ‘A’ Ordinary Shares and/or securities linked to, or convertible into Ordinary Shares/ ‘A’ Ordinary Shares, including, but not limited to, depositary receipts in the international market for an amount aggregating approximately US$ 500/600 million; and

3) Raise the balance amount through other measures such as monetization of a part of the Company’s investments through a phased divestment of certain investments at prevailing market prices, and asset based lending facilities and optionally convertible loans at Jaguar Land Rover/ JaguarLandRover Limited.

Shareholders have approved of the plans outlined in paragraph 1 and 2 through a Postal Ballot Notice, the results of which were announced on July 14, 2008. With regards to paragraph 2 above, the Company has received the approval of its shareholders to raise up to US$ 1 billion on July 14, 2008. The balance of the approved amount after considering the issuance of securities under paragraph 2 above and other contingencies will be used for raising additional resources through an appropriate debt or offer of securities to fund the future growth plans of the Company, as may be necessary.

The issuance of Ordinary Shares and/or ‘A’ Ordinary Shares by the Company, whether directly or following the exercise of rights or warrants or the conversion of convertible securities, will dilute the equity interests of the Company’s shareholders and could depress the prevailing market price of the Company’s shares. Additionally, the Company has outstanding convertible debt securities that may be converted into equity securities and this could further dilute the equity interests of the Company’s shareholders. In addition, the execution of our refinancing plan is subject to a variety of uncertainties including, among other things, the amount of capital that other entities may seek to raise in the capital markets, receipt of regulatory or corporate approvals that are necessary, market conditions, foreign exchange movements, and other conditions that may affect investor demand for the Company’s securities, the liquidity of the capital markets and the Company’s financial condition and results of operations.

We currently expect to use the funds raised from the Long Term Funding Plans described above for the following purposes: (i) prepay the bridge financing facility entered into in connection with our acquisition of Jaguar Land Rover and (ii) fund our working capital and for other general corporate purposes.

Board of Directors

On June 27, 2008, we appointed Mr. Nasser Munjee and Mr. Subhodh Bhargava to the Board of Directors. Please see “Item 6. Directors, Senior Management and Employees” for more information regarding Mr. Nasser Munjee and Mr. Subhodh Bhargava.

New Product Developments

On July 8, 2008, we introduced a new range of Super Milo bus chassis, which provide for a 8 to 10% greater fuel efficiency over the older models. The Super Milo range is now available in two variants, City and Highway, each with customized parameters calibrated for their individual applications. Key features of the Super Milo bus range include:

•	Exclusive drivelines (gear box & rear axle) for different applications — helps customers choose the relevant variant depending on the application.

•	Radial tyres – for better comfort, safety and mileage.

•	Organic clutch with booster assist – for longer clutch life, enhanced driver comfort, and reduced driver fatigue.

•	Bigger air intake system – for proper combustion of fuel, resulting in better fuel mileage.

•	Improved oil change period of 18,000 kms for city, and 36,000 kms for highway applications, resulting in lower maintenance costs.

In August 2008,we launched the Indica Vista. The Vista is powered by a range of internationally acclaimed powertrains — the new 75 bhp 1.3L Quadrajet Common Rail Diesel engine and the 65bhp, 1.2L CVCP Safire MPFI petrol engine.

Acquisitions by Subsidiaries

During fiscal 2009, our subsidiary, Telcon, acquired two Spanish companies to strengthen its product offerings. Telcon acquired a 79% controlling stake in Serviplem S.A, an European construction equipment company based in Zaragoza, Spain. Serviplem, S.A. ranks amongst the top six in transit mixers, dry bulk tankers and pumps worldwide. This acquisition provides Telcon with the opportunity to enter the concrete value chain and participate in two important growth economies – India and China. Telcon also acquired 60% of the controlling stake in Comoplesa Lebrero S.A., an European construction equipment company based in Zaragoza, Spain. Telcon’s acquisition of Comoplesa Lebrero S.A. will provide Telcon with access to compaction equipment technology.

Capacity Expansion at Singur

The plant under construction at Singur for manufacture of ‘ Tata Nano’ on the land leased to us by the State Government is currently facing opposition due to political disputes over the process followed by the State Government in the acquisition of the land. While the land acquisition has been validated by the Calcutta High Court, the political disputes have persisted. Due to recent disturbances, we have temporarily suspended activities at the Singur site and are exploring alternative options at our existing/new sites.

Divestment of stake in Tata Companies

During fiscal 2009, we divested 24% stake in Tata AutoComp Systems Limited (TACO) aggregating Rs.1,610.2 million to Tata Capital. Post divestment, we hold 26% stake in TACO. During fiscal 2009, we sold 1.36% stake in Tata Steel Limited to Tata Sons Limited aggregating Rs.4,854.5 million. The said sale proceeds would form part of the resources to be raised for repaying the bridge loan taken for the Jaguar Land Rover acquisition.

C. Research and Development, Patents and Licenses, etc.

Please see Item 4.B of this annual report for the information required by this item.

D. Trend Information.

Please see Item 5.A of this annual report for the information required by this item.

E. Off-balance Sheet Arrangements

We use off-balance sheet arrangements where the economics and sound business principles warrant their use. Our principal use of off-balance sheet arrangements occurs in connection with the securitization and sale of finance receivables generated in the ordinary course of our business. The receivables securitized and transferred consist primarily of retail loans secured by vehicles sold through our dealer network.

Assets in off-balance sheet entities were as follows:

	Fiscal 2007	Fiscal 2008	Fiscal 2008
	(Rs. in millions)		(in US$ millions)
Finance receivables	59,847	111,345	2,782

We have provided guarantees/collaterals aggregating Rs. 27,879 million as of March 31, 2008 relating to certain securitized receivables to certain special purpose entities, or SPEs. Our liability would become non-contingent in the event customers fail to fulfill their obligations under the contract and the SPE serves us a notice of shortfall in collections. The term of each guarantee depends upon the weighted average term of each pool of finance receivables securitized. In the event the guarantee is invoked, we have the right against the borrower to repossess the vehicle financed and to auction the vehicle. The maximum potential amount of future payment that we may be required to make under these guarantees is Rs 27,879 million as of March 31, 2008. We have recognized a liability of Rs 1,808 million for these guarantees.

Tabular Disclosure of Contractual Obligations

	Payments due by Period
	(Rs. in millions)
	Total	Less than 1 year	1 year to 3 years	3 years to 5 years	5 years or more
Long Term Debts	73,764	14,971	24,218	34,565	10
Capital Leases	335	111	185	39	—
Operating Leases	9,439	213	313	228	8,685
Purchase obligations	35,732	34,090	1,642	—	—
Other Liabilities	9,469	15	5,877	876	2,701

Total	128,739	49,400	32,235	35,708	11,396

Item 6.	Directors, Senior Management and Employees.

A. Directors and Senior Management.

Board of Directors.

Under our Articles of Association, the number of our Directors cannot be less than three nor more than fifteen. At present, there are twelve Directors, including a nominee Director of Tata Steel Limited, or Tata Steel. Our Board of Directors, or the Board, has the power to appoint Managing Directors and Executive Directors.

Our Articles of Association provide that the Board of Directors of Tata Steel, which, with its subsidiary, owns, as of March 31, 2008, 8.62% of our shares, has the right to nominate one Director (the Steel Director) to the Board. Dr. J.J. Irani is the current nominee Director of Tata Steel.

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

As of March 31, 2008, our Directors and Executive Officers, in their sole and joint names, beneficially held an aggregate of 77,572 shares (approximately 0.02% of our issued share capital). In addition, some of our Directors hold as trustees for various non-affiliated trusts, an aggregate of 354,976 shares (representing approximately 0.09% of our issued share capital).

The following table provides information about our current Directors, Executive Officers and Chief Financial Officer as at September 24, 2008:

Name	Position	Date of Birth/ Business Address(1)	Year appointed as Director or Executive Officer or Chief Financial Officer	Expiration of Term	Number of shares beneficially owned as of September 24, 2008(2)
Ratan N. Tata	Chairman	Dec. 28, 1937	1981	2011	65,510
N.A. Soonawala	Director	Jun. 27, 1935	1989	2010	Nil
J.J. Irani	Director	Jun. 2, 1936	1993	Non-rotational	3,265

Name	Position	Date of Birth/ Business Address(1)	Year appointed as Director or Executive Officer or Chief Financial Officer	Expiration of Term	Number of shares beneficially owned as of September 24, 2008(2)
V.R. Mehta	Director	Jan. 12, 1934	1998	2009	9,332
R. Gopalakrishnan	Director	Dec. 25, 1945	1998	2011	3,750
N.N. Wadia	Director	Feb. 15, 1944	1998	2009	Nil
Ravi Kant	Managing Director & CEO	Jun. 1, 1944	2000	Non-rotational	Nil
S. M. Palia	Director	Apr. 25,1938	2006	2010	200
P. M. Telang	Executive Director	Jun. 21, 1947	2007	Non-rotational	2,680
R. A. Mashelkar	Director	Jan. 1, 1943	2007	2011	Nil
Nasser Munjee	Director	Nov 18, 1952	2008	2009	Nil
Subodh Bhargava	Director	Mar 30, 1942	2008	2009	Nil
C. Ramakrishnan	Chief Financial Officer	Jun. 27, 1955	2007	—	372

(1)	The business address of each of our Directors, Executive Officers and Chief Financial Officer, other than as described immediately below, is Bombay House, 24 Homi Mody Street, Mumbai 400 001. The business address of V.R. Mehta is G12, South Extension, Part II, New Delhi 110049, India, the business address of N.N. Wadia is The Bombay Dyeing & Manufacturing Co. Ltd., Hemming Building Office, Pandurang Budhkar Marg, Prabhadevi, Mumbai 400 025, India, the business address of S. M. Palia is 16, Ruchir Bungalows, Vastrapur, Beyond Sarathi Hotel, Ahmedabad-380054, the business address of R. A. Mashelkar is Raghunath, D-4, Varsha Park, Baner, Pune 411045, India, the business address of Mr. Nasser Munjee is Benedict Villa, House No.471, Saudevado, Chorao Island, Tiswadi, Goa - 403102, India, the business address of Mr. Subhod Bhargava is Tata Communications Limited, VSB Bangla Sahib Road, New Delhi - 110001, India.
(2)	Each of our Directors, Executive Officers and Chief Financial Officer beneficially owns less than 1% of our shares as of March 31, 2008.

Biographies

Set forth below is a short biography of each of our Directors, Executive Officers and Chief Financial Officer:

Mr Ratan N Tata (Chairman), Mr Tata holds a B.Sc. (Architecture) degree with structural engineering from Cornell University, USA and has completed the Advanced Management Program at Harvard Business School, USA. He joined the Tata Group in 1962. As Chairman of Tata Industries Limited since 1981, he was responsible for transforming the company into a Group strategy think-tank and a promoter of new ventures in high technology businesses. In 1991, Mr Tata was appointed Chairman of Tata Sons Limited, the holding company of the Tata Entities and currently holds the chairmanships of major Tata companies. During his tenure, the Group’s revenues have grown over ten-fold to annualised Group revenues of $62.5 billion. Mr Tata is on the Central Board of the Reserve Bank of India, a Member of the Prime Minister’s Council on Trade and Industry besides being a member of various global councils. He is also the chairman of two of the largest private sector promoted philanthropic trusts in India. Mr Tata is associated with various organizations in India and abroad.

The Government of India honored Mr Tata with its second highest civilian award, the Padma Vibhushan, in 2008. Earlier, in 2000, he had been awarded the Padma Bhushan. He has also been conferred an honorary doctorate in business administration by the Ohio State University, an honorary doctorate in technology by the Asian Institute of Technology, Bangkok, an honorary doctorate in science by the University of Warwick, and an honorary fellowship by the London School of Economics. Mr Tata has been on the Company’s Board since over 19 years including 13 years in an executive capacity and is actively involved with product development and other business strategies pursued by the Company. One of his achievements include designing and developing an indigenous Indian car - “Indica” which besides creating a record of sorts, is one of the leading products in its category in the car market.

Mr. N A Soonawala: Mr. N A Soonawala is a commerce graduate from the University of Bombay and a Chartered Accountant from the Institute of Chartered Accountants of India. He has wide exposure in the field of Finance, having worked with ICICI, the World Bank and the International Finance Corporation, Washington. He joined Tata Sons Limited in 1968 and is a director of various Tata Companies and committees. Mr. Soonawala has been on the Board of the Company since May 1989.

Dr. J J Irani: Dr. Jamshed Irani obtained a B.Sc. degree from Science College, Nagpur in 1956 with a Gold Medal in Geology and a M.Sc. (Geology) degree from the Nagpur University in 1958, both with first class. He also obtained M.Met. and Ph.D. degrees from the University of Sheffield, UK, in 1960 and 1963 respectively, with a Gold Medal for the Ph.D. Thesis. In 1993, the University of Sheffield conferred upon him the honorary degree of “Doctor of Metallurgy”. In 1996, the Royal Academy of Engineering, London elected him as a foreign member and he is amongst the five Indians who have been bestowed with this honour. Dr. Irani was conferred honorary knighthood in 1997 by the Queen of England for his contribution towards strengthening the Indo-British Partnership. He is also on the boards of various Tata Companies and has been on the Company’s Board as a Tata Steel Nominee since June 1993.

Mr. V R Mehta: Mr. V R Mehta holds a Bachelor of Engineering (Honours) degree and has considerable financial and project evaluation expertise, both at national and international levels. He worked as a senior expert for the Asian Development Bank, Manila and earlier held senior level positions in the Ministries of Railways and Shipping & Transport. He played a key role in financial revamping and rationalization of operations of major ports in India and participated in diplomatic missions and represented the Government in international conferences. Mr. Mehta was the founder managing director of the Dredging Corporation of India. Mr. Mehta has been and continues to be also on the boards of a number of other companies in his individual capacity or representing financial institutions or foreign companies. Mr. Mehta has been on the Board of Company since June 1998 as a representative of a financial institution. He ceased to be an Institutional Director and was appointed as an Additional Director of the Company on October 25, 2005.

Mr. R Gopalakrishnan: Mr. Gopalakrishnan holds a Bachelor’s degree in Science and a B.Tech (Electronics) degree from the IIT, Kharagpur. He is also an executive director of Tata Sons Limited and a member of the group executive office of Tata Sons Limited, besides being on the Boards of various Tata Companies. Prior to joining the Tata Group in August 1998, Mr. Gopalakrishnan was the vice chairman of Hindustan Lever Limited. Mr. Gopalakrishnan has been a non-executive Director on the Board of the Company since December 22, 1998.

Mr. Nusli N Wadia: Educated in the UK, Mr. Wadia is the chairman of Bombay Dyeing & Manufacturing Company Limited and heads the Wadia Group. He is also the chairman/trustee of various charitable institutions and non-profit organizations. Mr. Wadia has been on the Company’s Board since December 22, 1998.

Mr. S M Palia: Mr S M Palia, a B.Com., LLB., CAIIB and AIB (London) is a Development Banker by profession. He was with IDBI from 1964-1989 during which period he held various responsible positions including that of an executive director. He has also acted as an advisor to Industrial Bank of Yeman, Saana (North Yeman) and Industrial Bank of Sudan, Khartoum (Sudan) under World Bank Assistance programmes. He was also the managing director of Kerala Industrial and Technical Consultancy Organisation Limited, set up to provide consultancy services to micro enterprises and small and medium enterprises. Mr. Palia is on the Boards of various companies in the industrial and financial service sectors and is also actively involved as a trustee in various NGOs and Trusts. He was appointed as a Director of the Company on May 19, 2006.

Dr. R A Mashelkar: Dr. Mashelkar is an eminent chemical engineering scientist and has recently retired from the post of director general from the Council of Scientific & Industrial Research. Dr. Mashelkar is the President of Indian National Science Academy, National Innovation Foundation, Institution of Chemical Engineers, UK and Global Research Alliance, a network of 60,000 scientists from five continents and has been honoured with honorary doctorates from 26 universities, including Universities of London, Salford, Pretoria, Wisconsin and Delhi. Dr. Mashelkar has also been elected as Fellow/Associate of Royal Society, London, National Academy of Science, USA, US National Academy of Engineering, Royal Academy of Engineering, U.K. and World Academy of Art & Science, USA. Dr. Mashelkar has won over 50 awards and medals at national and international levels, including the JRD Tata Corporate Leadership Award and the Stars of Asia Award (2005). Dr. Mashelkar through leadership of various organizations/ Government Committees has propagated innovation and intellectual property rights and India’s science and technology policies. He is a Padmashri (1991) and Padmabhushan (2000) winner. He was appointed as a Director of the Company on August 28, 2007.

Mr. Nasser Munjee: Mr. Munjee holds a Bachelor’s degree from Chicago and a Master’s degree from the London School of Economics, UK. His journey in financial sector began with HDFC where he served for over 20 years at various positions including as its executive director. He was the managing director of Infrastructure Development Finance Company Limited till March 2004. Presently he is the chairman of Development Credit Bank since June 2005 and is also on the board of directors of various multinational companies and trusts. Mr. Munjee is a technical advisor on the World Bank-Public Private Partnership Infrastructure and Advisory Fund. He is also associated with several public and private institutions as chairman and member of the board or trustee. He was appointed as a Director of the Company on June 27, 2008.

Mr. Subodh Bhargava: Mr. Subodh Bhargava holds a degree in Mechanical Engineering from the University of Roorkee and retired from Eicher Group of Companies as group chairman and chief executive in March 2000. He was the past president of the confederation of Indian Industry and the Association of Indian Automobile Manufacturers and the vice president of the Tractor Manufacturers Association. He was also a member of the Insurance Tariff Advisory Committee, the Economic Development Board of the government of Rajasthan. He has held various prominent positions on various Chambers/Associations in the field of research in engineering and technology and technical and management education and is currently associated as a director of several Indian corporates, including Tata Communications Limited and Tata Steel Limited. He was appointed as a Director of the Company on June 27, 2008.

Mr. Ravi Kant: Mr. Ravi Kant holds a Bachelor of Technology degree from the Indian Institute of Technology, Kharagpur and a Masters in Science from the University of Aston, Birmingham, UK. Mr. Kant has wide and varied experience in the manufacturing and marketing field, particularly in the automobile industry. Prior to joining the Company, he was with Philips India Limited as director of Consumers Electronics business and prior to which with LML Limited as senior executive director (marketing) and Titan Watches Limited as vice president (sales & marketing). Mr. Kant was also employed with Kinetic Engineering Limited and Hawkins Cookers Limited. Mr. Kant has been with the Company since July 2000 as the executive director (commercial vehicle business unit) responsible for manufacturing & marketing of the Commercial Vehicle Business Unit. He has been appointed as Managing Director of the Company effective July 29, 2005.

Mr. P M Telang: Mr. Prakash Telang holds a Bachelor’s Degree in Mechanical Engineering and a MBA from IIM, Ahmedabad. Mr. Telang has over three decades of functional expertise in the automotive industry and machinery manufacturing. After spending the first three years of his career with M/s Larsen & Toubro, he joined the Tata Group through the Tata administrative service cadre. He is responsible for product development, manufacturing, sales and marketing functions of the strategic business unit of light & small commercial vehicles. Mr. Telang has been appointed as Executive Director (Commercial Vehicles) of the Company on May 18, 2007.

(Chief Financial Officer)

Mr. C. Ramakrishnan. Mr. C. Ramakrishnan, aged 51 years, joined Tata Motors Limited in 1980. He handled corporate treasury and accounting functions as well as management accounting. After a two- year company-wide IT project responsibility covering R&D, manufacturing, sourcing and sales & service, he has been working in the Chairman’s Office for the last 6 years. Mr. Ramakrishnan holds a B.Com. degree and is a qualified Chartered Accountant and Cost Accountant. Mr. Ramakrishnan was appointed as the Chief Financial Officer of Tata Motors with effect from September 18, 2007.

There is no family relationship between any of our Directors, Executive officers or Chief Financial Officer.

B. Compensation.

The following table provides the annual compensation paid to our Directors and Executive Officers for fiscal 2008.

Name	Position	Remuneration [2] (in Rupees)
Ratan N. Tata [4,5]	Chairman	16,302,000
N.A. Soonawala	Director	4,570,000
J.J. Irani	Director	2,050,000
V.R. Mehta [4]	Director	7,425,000
R. Gopalakrishnan [5]	Director	2,740,000
N.N. Wadia	Director	1,660,000
S.A. Naik [8]	Director	560,000
S.M. Palia	Director	2,860,000
R A Mashelkar	Director	1,180,000
Ravi Kant [3]	Managing Director & CEO	31,750,000
P.P. Kadle [3,5,6]	Executive Director & CFO	13,465,000
P.M.Telang [1]	Executive Director	19,345,000
C. Ramakrishnan [3,5,7]	Chief Financial Officer	11,026,000

1	Appointed as Executive Director w.e.f. May 18, 2007
2	Includes salary, allowance, taxable value of perquisites, commission and our contribution to provident fund and superannuation fund for Managing/Executive Directors/Chief Financial Officer and sitting fees and commission for Non-Executive Directors.
3	Rounded to nearest thousands of rupees and excludes provision for encashable leave and gratuity as a separate actuarial valuation is not available.
4	The remuneration paid to Mr. V. R. Mehta includes sitting fees and commission paid by Telco Construction Equipment Company Limited and sitting fees paid by Tata Motors Finance Ltd. and for Mr. R. N. Tata sitting fees paid by Tata Motors European Technical Centre plc.
5	The above does not include Employee Stock Options granted by TTL, our unlisted subsidiary. Mr. R. N. Tata has been granted 100,000 options under the TTL ESOP Plan. He did not exercise any options during the FY ended March 31, 2008. The total options exercised by him as on March 31, 2008 were NIL. Mr. R. Gopalakrishnan, Mr. C. Ramakrishnan and Mr P P Kadle had already exercised 25,000 options each, granted to them under the TTL ESOP Plan. Therefore, no stock options were exercised by them during the year ended on March 31, 2008. No new stock options were granted to them during the year ended on March 31, 2008.
6	Ceased to be Executive Director and Chief Financial Officer with effect from September 18, 2007.
7	Chief Financial Officer with effect from September 18, 2007.
8	Ceased to be Director w.e.f. July 9, 2007.

Apart from the above, the Managing and Executive Director are also eligible to receive special retirement benefits at the discretion of the Board on their retirement, which include housing, monthly pension and medical benefits.

Our Managing Director and our Executive Director are entitled to six months’ salary as severance fees upon termination of their contracts by us.

C. Board Practices.

The Board size of twelve directors is commensurate with our size and in line with the industry. The Board consists of executive, non-executive and independent directors. Appointments of new directors are considered by the full Board and our shareholders at each year’s Annual General Meeting.

The roles of the Chairman and the Chief Executive Officer are distinct and separate with appropriate powers being delegated to the Managing Director and the Executive Directors to perform the day to day activities of the Company.

The Board, along with its Committees, provides leadership and guidance to our management, in particular with respect to corporate governance, business strategies and growth plans, the identification of risks and their mitigation strategies, entry into new businesses, product launches, demand fulfillment and capital expenditure requirements, and the review of our plans and targets.

The Board has delegated powers to the Committees of the Board through written/stated terms of reference and oversees the functioning operations of the Committees through various circulars/minutes circulated to it. The Board also undertakes our subsidiaries’ oversight functions through review of their performance against their set targets, advises them on growth plans and, where necessary, gives strategic guidelines.

Committees.

The Audit Committee comprises the following three independent directors: V. R. Mehta, Chairman, S. M. Palia, S. A. Naik (until July 2007), N. N. Wadia (from July 2007 to September 2007) and Dr. R. A. Mashelkar (from September 2007). The scope of the Audit Committee includes:

•	Reviewing the quarterly financial statements before submission to the Board, focusing primarily on:

–	any changes in accounting policies and practices and reasons for any such change;

–	major accounting entries involving estimates based on an exercise of judgment by Management;

–	qualifications in draft audit reports;

–	significant adjustments arising out of audits;

–	compliance with accounting standards;

–	analysis of the effects of alternative GAAP requirements on the financial statements;

–	compliance with listing and other legal requirements concerning financial statements;

–	disclosure of related party transactions;

–	review Reports on the Management Discussion and Analysis of financial condition Report, Results of Operations and the Directors’ Responsibility Statement;

–

overseeing our financial reporting process and the disclosure of its financial information, including any earnings press release, to ensure that the financial statements are correct, sufficient and credible; and

–	disclosures made under the CEO and CFO certification to the Board and investors.

•	Reviewing with the management, external auditor and internal auditor the adequacy of our internal control systems and recommending improvements to the management.

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

•	Discussing with the external auditor before the audit commences the nature and scope of such audit, as well as conducting post- audit discussions to ascertain any area of concern.

•	Reviewing our financial and risk management policies.

•	Reviewing the effectiveness of the system for monitoring compliance with laws and regulations.

•	Initiating investigations into the reasons for substantial defaults in payments to the depositors, debenture holders, shareholders (in case of non payment of declared dividends) and creditors.

•	Reviewing the functioning of the Whistle-Blower mechanism (which is an extension of the Tata Code of Conduct).

•	Reviewing the financial statements and investments made by our subsidiary companies.

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

We have not issued any stock options to our directors/employees. The Remuneration Committee comprises two independent and two non-executive directors, namely N.N. Wadia, Chairman, V.R. Mehta, Ratan N. Tata, and N.A. Soonawala

The Investor Grievance Committee oversees the redressing of investors’ complaints pertaining to securities transfers, interest/dividend payments, non-receipt of annual reports, issue of duplicate certificates and other miscellaneous complaints. Its scope also includes delegation of powers to the executives of the Company or the share transfer agents to process share transfers and other investor-related matters. The Investor Grievance Committee comprises R. Gopalakrishnan, S. M. Palia and Ravi Kant.

The Executive Committee of the Board is comprises Ratan N. Tata, Chairman, N. A. Soonawala, J. J. Irani, R. Gopalakrishnan, N. N. Wadia, Directors, Ravi Kant, Managing Director. This Committee came into effect from July 25, 2006, upon the dissolution of the Finance Committee and the Committee of the Board. The Committee reviews revenue and capital expenditure budgets, long-term business strategy, the organizational structure, raising of finance, property related issues, review and sale of investments and the allotment of securities within established limits.

The Ethics and Compliance Committee sets forth policies relating to the implementation of the Tata Code of Conduct for Prevention of Insider Trading, and takes on record the monthly reports and dealings in securities by the “Specified Persons”. It also implements appropriate actions in respect of violations of the Tata Code of Conduct. The Ethics and Compliance Committee is comprises S.M. Palia, Chairman and R. Gopalakrishnan. Mr. C. Ramakrishnan, our Chief Financial Officer, currently performs the functional equivalent of the position of compliance officer and is expected to be appointed as the new Compliance Officer.

The Nominations Committee was constituted with the objective of identifying independent directors to be inducted on the Board from time to time to refresh its constitution. The Nominations Committee comprised N. N. Wadia, Chairman, Ratan N. Tata, N. A. Soonawala and S. M. Palia.

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

We employed approximately 33,536; 33,900 and 36,364 permanent employees as of March 31, 2006, 2007 and 2008 respectively. The average number of temporary employees for the fiscal year ended March 31, 2008, was approximately 18,207.

The following table set forth a breakdown of persons employed by our business segments and by geographic location as of March 31, 2008.

Segment	No. of Employees	Location	No. of Employees
Automotive	30,849	India	33,570

Other	5,515	Abroad	2,794

Total	36,364	Total	36,364

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

Employee wages are paid in accordance with wage agreements that have varying terms (typically three years) at different locations. The expiration dates of the wage agreements with respect to various locations are as follows:

Location	Wage Agreement valid until
Pune CVBU	August 31, 2009

Pune PCBU	March 31, 2010

Jamshedpur	March 31, 2010

Mumbai	December 31, 2009

Lucknow	March 31, 2011

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

A. Major Shareholders

We are a widely held, listed company with approximately 309,530 shareholders of record. To our knowledge, as of July 1, 2008, the following persons beneficially owned 1% or more of our 385,618,723 Ordinary Shares outstanding at that time:

Name of Shareholder	Holding	Percentage
Tata Sons and subsidiaries	84,988,908	22.04
Citibank N.A., as Depositary (1)	55,808,167	14.47
Life Insurance Corporation of India Ltd.	41,756,227	10.83
Tata Steel and subsidiaries	33,226,383	8.62
DaimlerChrysler AG	25,596,476	6.64

(1)	Citibank, N.A. as depositary for our ADRs, was the holder on record on June 30, 2008 of 55,808,167 shares on behalf of the beneficial owners of deposited shares.

From March 31, 2005 to March 31, 2008, the holdings of our largest shareholder, Tata Sons Limited (together with its subsidiaries), have marginally declined from 22.06% to 22.05%. Tata Steel Ltd. (together with its subsidiaries) has substantially increased its shareholdings, but its percentage shareholding has decreased slightly from 9% as of March 31, 2005 to 8.62% as of March 31, 2008, as a result of our new issuances of shares. Daimler Chrysler AG has kept its shareholdings steady, but its percentage shareholding has declined from 7.08% to 6.64% as a result of our new issuances of shares. Citibank N.A. as depositary for our ADRs, has increased its shareholding from 9.19% to 12.69% because of the two-way fungibility of Depositary Receipts. Life Insurance Corporation of India Ltd. has increased its shareholding and has seen its shareholding percentage increase from 6.75% to 9.83%.

According to our register of shareholders and register of beneficial shareholders, as of June 30, 2008, there were 247 record holders of our shares with addresses in the United States, whose shareholdings represented approximately 0.05% of our outstanding Ordinary Shares on that date, excluding any of our shares held by United States residents in the form of depositary shares. Because some of these shares were held by brokers or other nominees, the number of record holders with addresses in the United States may be fewer than the number of beneficial owners in the United States.

The total permitted holding of Foreign Institutional Investors, or FIIs, in our paid up share capital has been increased to 35% by a resolution passed by our shareholders on January 22, 2004. The holding of FIIs in us as of June 30, 2008, was approximately 15.24%. See Item 10.D “— Exchange Controls” for further details.

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

For details regarding voting rights, please refer to Item 10.B “— Memorandum and Articles of Association — Voting Rights”.

B. Related Party Transactions. Business Relationships.

We purchase materials, supplies, assets and services from numerous suppliers throughout the world in the ordinary course of business, including from our affiliates and firms with which certain members of our board of directors are interested. We purchased materials, supplies, fixed assets and services from these entities in the amount of Rs.16,498 million, Rs.21,857 million and Rs.29,706 million in fiscals 2006, 2007 and 2008, respectively. We also sell our products, assets and services to our affiliates and firms with which certain members of our board of directors are interested. We sold products, assets and services to these entities in the amount of Rs.1,468 million Rs.2,059 million and Rs.2,370 million in fiscals 2006, 2007 and 2008, respectively. In fiscal 2008, we sold equity interest in subsidiaries (15% holding in both HVAL and HVTL) for a consideration of Rs 1,643 million and recorded a gain of Rs.1,105 million. In fiscal 2008 we sold certain finance receivables for a consideration of Rs 10,226 million and recorded a gain of Rs.923.5 million.

See note 27 of our audited consolidated financial statements for additional information regarding our related party transactions with our affiliates and other related parties. The foregoing do not include transactions with and among our consolidated subsidiaries, the amounts of which are eliminated upon consolidation when preparing our financial statements.

Loans

We regularly have trade accounts and other receivables payable by, and accounts payable to, our affiliates and firms with which certain members of our board of directors are interested. We had outstanding trade accounts and other receivables payable by these entities in the amount of Rs. 392 million, Rs.158 million and Rs.910 million as of March 31, 2006, 2007 and 2008, respectively. We had accounts payable to these entities in the amount of Rs.1,284 million and Rs.2,242 million as of March 31, 2007 and 2008, respectively.

From time to time, we provide short to medium-term loans to our affiliates, as well as loans under a loan program established by us and our affiliates to assist executives and directors with the purchase of housing. We believe that each of these loans was entered into in the ordinary course of business. The total amount receivable by us from our affiliates and other companies in which certain members of our board of directors are interested as at March 31, 2006, 2007 and 2008 was Rs.645 million Rs.297 million and Rs.540 million respectively. We had amounts payable for medium term loans taken from our affiliates to the tune of Rs.105 million and Rs.100 million as at March 31, 2007 and 2008, respectively.

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

Dividend Policy.

Based on the net income available for appropriation, dividends are recommended by the Board of Directors for approval by the shareholders at our Annual General Meeting. Further, the Board of Directors may also pay an interim dividend at its discretion. Since fiscal year 1956, we have had an uninterrupted dividend distribution except for the fiscal years 2001 and 2002. We returned to dividend distribution in fiscal 2003. In view of our profitable performance, we declared dividends (excluding dividend tax) totaling Rs.4,979 million, Rs5,781 million and Rs.5,784 million for fiscal 2006, 2007 and 2008, respectively.

B. Significant Changes.

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

	NSE		Avg. Daily Trading Volume (in ‘000)	BSE		Avg. Daily Trading Volume (in ‘000)	NYSE		Avg. Daily Trading Volume (in ‘000)
	Closing Price per Share			Closing Price per Share			Closing Price per ADS
	Period High	Period Low		Period High	Period Low		Period High	Period Low
	(Rs. Per Share)			(Rs. Per Share)			($ Per ADS)
Fiscal
2008	830.55	609.4	1311.0	778.15	623.45	274.54	20.85	14.98	515.74
2007	986.25	659.2	1590.12	985.35	658.05	435.96	22.1	14.27	417.14
2006	941.35	406.4	2003.55	939.00	406.2	659.20	21.5	9.3	282.99
2005	525.2	366.7	3837.70	524.8	366.6	1604.90	12.1	8.7	237.92
2004	563.5	422.3	4443.1	563.3	150.2	1765.10	—	—	—

Fiscal
2009
1st Quarter	691.5	426.0	796.3	688.85	408.4	149.9	17.15	9.97	431.31

Fiscal
2008
1st Quarter	766.6	641.2	1615.1	766.9	641.35	362.3	19.09	15.94	630.40
2nd Quarter	776.9	619.5	1432.2	778.15	618.95	382.2	19.14	15.56	511.89
3rd Quarter	830.5	684.3	1105.6	830.4	684.95	684.9	20.85	16.75	449.09
4th Quarter	793.5	609.4	1090.4	794.25	606.35	606.3	19.95	14.98	482.94

2007
1st Quarter	986.25	660.45	1981.12	985.35	659.9	620.93	21.96	14.91	538.69
2nd Quarter	899.5	659.2	1600.88	898	658.05	473.04	19.5	14.27	308.81
3rd Quarter	912.2	802.1	1349.76	911.75	802.2	353.57	20.83	17.92	307.75
4th Quarter	964.75	716.45	1416.47	964.55	715.1	298.32	22.1	16.21	516.57

2006
1st Quarter	450.2	406.4	1,715.32	449.3	406.2	532	10.4	9.3	168.21
2nd Quarter	546.1	427	1780.54	545.2	426.75	563.11	12.41	9.7	245.04
3rd Quarter	659.55	461.6	2323.85	659.5	460.8	770.35	14.37	10.44	269.38
4th Quarter	941.35	617.2	2210.21	939	617.45	781.31	21.46	13.93	453.32

Month
August 2008	447.95	395.25	781.46	447.20	396.25	224.12	10.51	9.26	466.30
July2008	440.85	377.60	656.64	439.60	376.35	152.24	10.75	8.90	852.07
June 2008	570.45	426.05	851.61	570.30	426.50	148.96	13.32	9.97	575.70
May 2008	691.55	575.70	824.11	690.45	576.90	159.60	17.15	13.32	396.21
April 2008	664.50	612.70	710.19	662.20	613.65	143.48	16.54	15.15	333.62
March 2008	704.35	609.40	1195.54	702.65	619.00	304.46	17.60	14.98	537.44
February 2008	770.00	693.90	755.85	774.32	695.83	132.32	19.83	17.52	335.34

On September 22, 2008, the reported closing price of our shares on the BSE was Rs.414.90 per share, and Rs.415.30 per share on NSE on September 19, 2008, the ADS closing price on NYSE was $9.81 per ADS.

D. Selling shareholders.

Not applicable.

E. Dilution.

Not applicable.

F. Expenses of the issue.

Not applicable.

Item 10.	Additional Information.

A. Share Capital

Our Authorised Share Capital is Rs.39,000,000,000 divided into 700,000,000 Ordinary Shares of Rs.10/- each, 200,000,000 ‘A’ Ordinary Shares of Rs.10/- each (The Ordinary Shares and the ‘A’ Ordinary Shares are hereinafter together referred to as Ordinary Shares or shares unless otherwise specifically mentioned to the contrary) and 300,000,000 Convertible Cumulative Preference Shares of Rs.100/- each.

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

In accordance with the Articles and under the Companies Act, may issue Ordinary Shares with differential rights as to voting and/or dividend (‘A’ Ordinary Shares) up to an amount not exceeding 25% of the total issued Ordinary Share Capital of the Company or such other limit as may be prescribed by applicable laws/regulations.

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

Shares issued upon conversion of ADSs will rank pari passu with our existing Ordinary Shares of Rs. 10/- each in all respects including entitlement of the dividend declared.

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

‘A’ Ordinary shareholders will receive dividend for any financial year at five percentage points more than the aggregate rate of dividend declared on Ordinary Shares for that financial year.

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

Our Articles of Association provide that, by a special resolution passed at the general meeting, we may consolidate or sub- divide our share capital, convert all or any of our fully paid-up shares into stock and re-convert that stock into fully paid-up shares or cancel shares which have not been taken up by any person. The Company may also from time to time by special resolution reduce its capital.

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

In the case where a resolution is put to vote on a poll, such voting entitlement (excluding fractions, if any), will be applicable to holders of ‘A’ Ordinary Shares.

In the case where a resolution is put to vote in the meeting and is to be decided on a show of hands, the holders of ‘A’ Ordinary Shares shall be entitled to the same number of votes as available to holders of Ordinary Shares.

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

Acquisition of Our Own Shares

The Company is prohibited from acquiring its own shares unless the consequent reduction of capital is effected by an approval of at least 75% of its shareholders voting on the matter in accordance with the Companies Act, 1956 and is also sanctioned by a High Court of competent jurisdiction. Moreover, subject to certain conditions, a company is prohibited from giving, whether directly or indirectly and whether by means of a loan, guarantee, the provision of security or otherwise, any financial assistance for the purpose of or in connection with a purchase or subscription made or to be made by any person of or for any shares in the company or its holding company. However, pursuant to amendments to the Companies Act, a company has been empowered to purchase its own shares or other specified securities out of its free reserves, or the securities premium account or the proceeds of any shares or other specified securities (other than the kind of shares or other specified securities proposed to be bought back) subject to the following conditions:

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

The condition mentioned above in (ii) would not be applicable if the buy-back is for less than 10% of the total paid-up equity capital and free reserves of the company and provided that this buy-back has been authorized by the board of directors of the company. A company buying back its securities is required to extinguish and physically destroy the securities so bought back within seven days of the last date of completion of the buy-back. Further, a company buying back its securities is not permitted to buy-back any securities for a period of one year from the buy-back and to issue securities for six months. The aforesaid restriction relating to the one year period does not apply to a buyback authorized by a special resolution of the shareholders in general meeting. Every buy- back has to be completed within a period of one year from the date of passing of the special resolution or resolution of the Board, as the case may be.

A company is also prohibited from purchasing its own shares or specified securities through any subsidiary company including its own subsidiary companies or through any investment company (other than a purchase of shares in accordance with a scheme for the purchase of shares by trustees of or for shares to be held by or for the benefit of employees of the company) or if the company is defaulting on the repayment of deposit or interest, redemption of debentures or preference shares or payment of dividend to a shareholder or repayment of any term loan or interest payable thereon to any financial institution or bank, or in the event of non- compliance with other provisions of the Companies Act.

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

C. Material Contracts.

Except as given below, neither Tata Motors Limited nor any of its consolidated subsidiaries or associated companies is a party to any material contract other than contracts entered into in the ordinary course of business:

•	the Tata Brand Equity and Business Promotion Agreement incorporated by reference into this annual report as Exhibit 4.1, which is described in Item 4.C of this annual report;

•	the agreement entered into by us with Mr. Ravi Kant for his appointment as Managing Director, which is incorporated by reference in this annual report as Exhibit 4.2;

•	the supplemental agreement entered into by us with Mr. Ravi Kant on his revised remuneration as Managing Director, which is included as Exhibit 4.3 of this annual report; and

•	the agreement for the sale and purchase of Jaguar and Land Rover, which is included as Exhibit 4.4 of this annual report.

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

•

investments by a foreign investor who has an existing joint venture or technology transfer/trade mark agreement in the same field. However, prior FIPB approval will not be required in case of investment made by a venture capital fund registered with SEBI or where the investment in the existing joint venture is less than 3.0 per cent. or where the existing joint venture is defunct or sick;

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

E. Taxation.

This section describes the material United States federal income tax and Indian stamp duty and income and service tax consequences of owning shares or ADSs. It applies to you only if you hold your shares or ADSs as capital assets for tax purposes. This section does not apply to you if you are a member of a special class of holders subject to special rules, including:

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

With regard to Indian tax, the following discussion addresses only the tax consequences for persons that are “non- residents” of India, as defined in the Indian Income Tax Act of 1961, or the Income Tax Act and is based on the provisions of Section 115AC and other applicable provisions of the Income Tax Act and the Issue of Foreign Currency Convertible Bonds and Ordinary Shares (through Depository Receipt Mechanism) Scheme 1993 promulgated by the Government of India, or together the Section 115AC Regime.

You should consult your own tax advisor regarding the United States federal, state and local and the Indian and other tax consequences of owning and disposing of shares and ADSs in your particular circumstances.

If a partnership holds shares or ADSs, the U.S. federal income tax treatment of a partner will generally depend on the status of the partner and the tax treatment of the partnership. If you hold shares or ADSs as a partner in a partnership, you should consult your tax advisor with regard to the U.S. federal income tax treatment of an investment in our shares and ADSs.

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

United States Federal Income Taxation

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

United States Federal Income Taxation.

U.S. Holders. Subject to the PFIC rules discussed below, if you are a U.S. holder and you sell or otherwise dispose of your shares or ADSs, you will recognize capital gain or loss for United States federal income tax purposes equal to the difference between the dollar value of the amount that you realize and your tax basis, determined in dollars, in your shares or ADSs. Capital gain of a non-corporate U.S. holder that is recognized in taxable years beginning before January 1, 2011 is generally taxed at a maximum rate of 15% where the holder has a holding period greater than one year. The gain or loss will generally be income or loss from sources within the United States for foreign tax credit limitation purposes.

PFIC

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

Interest Rate and Swap Agreements

Our exposure to interest rate risks relates primarily to:

•	our long term debt, which is normally utilized to finance capital expenditure;

•	our investment in marketable securities; and

•	our finance receivables.

We are subject to market risk from exposure to changes in interest rates based on our financing, investing and cash management activities. We enter into various financial instrument transactions to maintain the desired level of exposure to the risk of interest rate fluctuations and to minimize interest expense. We have entered into exchange traded forwards and option contracts, interest rate caps and floors, along with various investments, to reduce the interest rate risk related to these activities.

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

The sensitivity to a change in interest rates of 1% on our unhedged floating rate loans as at March 31, 2008 and March 31, 2007 is Rs.176.2 million and Rs.252 million, respectively, on an annual basis. The sensitivity to a change in interest rates of 1% on the value of our portfolio of marketable securities as at March 31, 2008 and 2007 is Rs.50 million and Rs.29 million, respectively.

We may have a prepayment and default risk with respect to our finance receivables due to any change in interest rates.

Foreign Exchange Risk

The following table sets forth information relating to our foreign currency debt exposure for the periods indicated:

	Fiscal 2008	Fiscal 2007
	Percentage (%)
Total Foreign Currency denominated debt as percentage of total outstanding debt	46.7	46.6
Total US$ debt as percentage of total outstanding debt	39.3	37.4

We have foreign currency exposure related to buying, selling and financing in currencies, primarily in the dollar, other than the local currencies in which we operate. We are also exposed to foreign currency risk related to future earnings or assets and liabilities that are exposed due to operating cash flows and various financial instruments that are denominated in foreign currencies.

We use derivative instruments primarily to hedge our foreign exchange exposure, and also to hedge our interest rate exposure. Nevertheless, a weakening of the rupee against the dollar and other major foreign currencies may have an adverse effect on our cost of borrowing and cost of imported goods/technology and consequently may increase the cost of financing our capital expenditures. In addition, we have experienced and expect to continue to experience foreign exchange losses and gains on obligations denominated in foreign currencies in respect of our borrowings.

The sensitivity to a change in currency prices of 1% per US$ on our unhedged foreign currency loans as at March 31, 2008 and 2007 is Rs.503 million and Rs.362 million, respectively.

We hedge most of our exports. However, some of our imports and exports have remained unhedged during the year. The sensitivity to a 1% change in exchange rates of individual currencies against the rupee for the unhedged portion of our imports payables for the year ending March 31, 2008 and 2007 is Rs.49 million and Rs.11 million, respectively, and sensitivity to a 1% change in exchange rates of individual currencies against the rupee for the unhedged portion of our exports receivables for the year ending March 31, 2008 is Rs.36 million.

Investment price risk

The fair value of some of our investments in available-for-sale securities exposes us to equity price risks. In general, these securities are not held for trading purposes. These investments are subject to changes in the market prices of the securities. The fair value of our available-for-sale, equity securities as of March 31, 2008 and 2007 was Rs.27,277 million and Rs.15,870 million respectively. A 1% change in equity prices of available-for-sale securities held as at March 31, 2008 and 2007 would result in an impact of Rs.273 million and Rs.159 million, respectively.

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

Disclosure Controls and Procedures. Based on their evaluation as of March 31, 2008, our Managing Director, Mr. Ravi Kant, who is our chief executive officer and Mr. C. Ramakrishnan who is our chief financial officer, respectively, have concluded that our disclosure controls and procedures as defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934 (the Exchange Act) are effective.

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

Our management conducted an assessment of the effectiveness of our internal control over financial reporting based on the framework established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this assessment, management has determined that our internal control over financial reporting as at March 31, 2008 is effective.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions or that the degree of compliance with the policies or procedures may deteriorate.

The effectiveness of our internal control over financial reporting as at March 31, 2008 has been audited by Deloitte Haskins and Sells, an independent registered public accounting firm, as stated in their report appearing on the accompanying consolidated financial statements in Item 18, which expresses an unqualified opinion on the effectiveness of our internal control over financial reporting as at March 31, 2008.

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

Item 16.A.	Audit Committee Financial Expert.

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

DHS has served as our independent public accountant for each of the years ended March 31, 2008 and March 31, 2007, for which audited financial statements appear in this annual report.

The following table presents the aggregate fees for professional services and other services rendered by DHS and the various member firms of Deloitte to us including some of our subsidiaries in fiscal 2007 and fiscal 2008

	Year ended March 31,			Description of Services
	2007	2008	2008
	Rs. in million	Rs. in million	US $ in million
Audit Fees	121.2	124.3	3.1	Audit and review of financial statements.
Tax Fees	5.7	8.7	0.2	Tax audit, certification of foreign remittances and tax advisory services.
All Other Fees	2.9	5.4	0.1	Other certifications and advisory services.

Total	129.8	138.4	3.4

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

Item 16D.	Exemptions from the Listing Standards for Audit Committees.

Not applicable.

Item 16E.	Purchases of Equity Securities by the Issuer and Affiliated Purchasers.

None.

Item 17.	Financial Statements.

We have elected to provide the financial statements and related information specified in Item 18 in lieu of Item 17.

Item 18.	Financial Statements.

The information required by this item is set forth beginning on page F-1 of this annual report.

Item 19.	EXHIBITS.

Exhibit Number	Description

1.1—	Our Certificate of Incorporation ***

1.2—	Our Memorandum and Articles of Association, as amended.

2.2—	Form of Amended and Restated Deposit Agreement among Tata Motors Limited, Citibank, N.A. as Depositary and all owners and holders from time to time of American Depositary Receipts, including the form of American Depositary Receipt**

4.1—	Tata Brand Equity & Business Promotion Agreement, dated December 18, 1998, between Tata Sons Limited and Tata Engineering and Locomotive Company Limited (now Tata Motors Limited) *

4.2—	Agreement for appointment of Mr. Ravi Kant as our Managing Director****

4.3—	Supplemental Agreement for revision in terms of remuneration of Mr. Ravi Kant as our Managing Director

4.4—	Agreement for the sale and purchase of Jaguar and Land Rover, dated March 25, 2008, among Ford Motor Company, TML Holdings Limited and Tata Motors Limited

7.1—	Computation of Net Debt to Shareholders’ Equity Ratio

8.1—	List of our Subsidiaries

11.1—	The Tata Code of Conduct*

12.1—	Certification of the Principal Executive Officer required by Rule 13a – 14(a)

12.2—	Certification of the Principal Financial Officer required by Rule 13a – 14(a)

13—	Certification of the Chief Executive Officer and Chief Financial Officer required by Rule 13a – 14(b) and Section 1350 of Chapter 63 of Title 18 of the United States Code

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

September 28, 2008

TATA MOTORS LIMITED

By	/s/ Ravi Kant

Name:	Ravi Kant
Title:	Managing Director

By	/s/ C. Ramakrishnan

Name:	C. Ramakrishnan
Title:	Chief Financial Officer

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of

Tata Motors Limited

Mumbai, India

We have audited the accompanying consolidated balance sheets of Tata Motors Limited and subsidiaries (the “Company”) as of March 31, 2008 and 2007, and the related consolidated statements of income, shareholders’ equity and cash flows for each of the three years in the period ended March 31, 2008. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of the Company as of March 31, 2008 and 2007, and the results of their operations and their cash flows for each of the three years in the period ended March 31, 2008, in conformity with accounting principles generally accepted in the United States of America.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company’s internal control over financial reporting as of March 31, 2008, based on the criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated September 24, 2008, expressed an unqualified opinion on the effectiveness of the Company’s internal control over financial reporting.

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

Our audit for the year ended and as of March 31, 2008, also comprehended the translation of Indian rupee amounts into U.S. dollar amounts and in our opinion, such translation has been made in conformity with the basis stated in Note 2 (ae). Such U.S. dollar amounts are presented solely for the convenience of readers in the United States of America.

DELOITTE HASKINS & SELLS
Chartered Accountants
Mumbai, India

September 24, 2008

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of

Tata Motors Limited

Mumbai, India

We have audited the internal control over financial reporting of Tata Motors Limited (the “Company”) as of March 31, 2008, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in Item 15 under Controls and Procedures of the accompanying Form 20F titled Management’s Annual Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the effectiveness of the Company’s internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company’s internal control over financial reporting is a process designed by or under the supervision of, the company’s principal executive and principal financial officers or persons performing similar functions and effected by the company’s board of directors, management and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, the Company has maintained, in all material respects, effective internal control over financial reporting as of March 31, 2008, based on the criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets as of March 31, 2008 and 2007, and the related consolidated statements of income, shareholders’ equity and cash flows for each of the three years in the period ended March 31, 2008 of the Company and our report dated September 24, 2008, expressed an unqualified opinion on those financial statements.

DELOITTE HASKINS & SELLS
Chartered Accountants
Mumbai, India

September 24, 2008

Tata Motors Limited

Consolidated Balance Sheets

As of March 31, 2007 and 2008

	As of March 31,
	2007		2008		2008
	(In millions, except share and per share amounts)
ASSETS:
Current assets:
Cash and cash equivalents	Rs.	7,652.5	Rs.	11,394.6	US$	284.7
Short-term deposits with banks		173.2		13.3		0.3
Investments – current		2,589.6		772.7		19.3
Finance receivables (net of allowances of Rs. 1,063.2 million and Rs. 994.2 million, respectively)		28,371.4		24,078.9		601.7
Accounts receivable (net of allowances of Rs. 710.1 million and Rs. 1,004.8 million, respectively)		19,320.7		28,343.3		708.2
Inventories		33,923.1		34,340.2		858.1
Deferred income taxes		2,531.2		2,979.7		74.5
Other current assets (net of allowances of Rs. 997.3 million and Rs. 939.1 million, respectively)		19,372.1		22,597.9		564.7

Total current assets		113,933.8		124,520.6		3,111.5
Investments – non-current		19,668.7		40,455.4		1,010.9
Equity in affiliates		2,690.2		9,934.6		248.2
Finance receivables – non-current		54,153.5		51,251.6		1,280.6
Property, plant and equipment, net		63,649.7		99,637.6		2,489.7
Goodwill and intangible assets		10,229.1		10,082.6		251.9
Restricted deposits with banks (See Note 12)		—		11,224.0		280.5
Other non-current assets		6,690.4		22,172.9		554.0

Total assets	Rs.	271,015.4	Rs.	369,279.3	US$	9,227.3

LIABILITIES AND SHAREHOLDERS’ EQUITY:
Liabilities:
Current liabilities:
Accounts payable	Rs.	45,474.0	Rs.	55,061.3	US$	1,375.7
Acceptances		24,608.1		41,420.5		1,035.0
Accrued expenses and other current liabilities		11,794.4		18,504.3		462.4
Short-term borrowings and current portion of long term debt		38,902.0		69,012.5		1,724.5

Total current liabilities		120,778.5		183,998.6		4,597.6
Long-term debt		40,235.1		58,792.8		1,469.1
Other liabilities		8,595.2		9,469.1		236.6
Deferred income taxes		5,983.6		6,119.9		152.9

Total liabilities		175,592.4		258,380.4		6,456.2

Commitments and contingencies (See Note 23)
Minority interest		4,054.1		5,634.8		140.8
Shareholders’ equity:
Ordinary shares; Par value Rs. 10 per share; authorized 450,000,000 shares as of March 31, 2007 and 2008, issued and fully paid up 385,360,135 and 385,490,204 shares as of March 31, 2007 and 2008 respectively; issued and partly paid-up 13,750 shares, both years		3,854.1		3,855.4		96.3
Additional paid-in capital		39,711.0		39,778.6		994.0
Capital redemption reserve		52.8		22.8		0.6
Debenture redemption reserve		3,341.5		3,341.5		83.5
Reserve for research and human resource development		669.5		965.4		24.1
Special reserve		127.8		249.8		6.2
Earned surplus reserve		—		14.2		0.4
Retained earnings		32,135.2		39,125.0		977.6
Accumulated other comprehensive income		11,477.0		17,911.4		447.6

Total shareholders’ equity		91,368.9		105,264.1		2,630.3

Total liabilities and shareholders’ equity	Rs.	271,015.4	Rs.	369,279.3	US$	9,227.3

See accompanying notes to consolidated financial statements

Tata Motors Limited

Consolidated Statements of Income

For each of the years ended March 31, 2006, 2007 and 2008

	Years ended March 31,
	2006		2007		2008		2008
	(In millions, except share and per share amounts)
Revenues
Gross sales	Rs.	272,350.8	Rs.	370,709.1	Rs.	400,144.0	US$	9,998.6
Less: Excise duty		35,465.0		46,227.9		47,356.0		1,183.3

Net sales		236,885.8		324,481.2		352,788.0		8,815.3
Finance revenues (See Note 20)		3,728.7		7,043.4		12,442.6		310.9

Total revenues		240,614.5		331,524.6		365,230.6		9,126.2
Cost of sales		189,318.7		263,449.7		287,895.6		7,193.8

Operating expenses
Selling, general and administrative		26,586.2		35,623.3		43,731.4		1,092.7
Research and development		4,663.0		6,018.1		9,906.4		247.5
Employee separation compensation (See Note 18)		4.2		2.6		3.1		0.1

Total operating expenses		31,253.4		41,644.0		53,640.9		1,340.3

Operating income		20,042.4		26,430.9		23,694.1		592.1

Non-operating (expense) income
Gain on shares issued by subsidiary		86.5		30.4		70.9		1.8
Gain on sale of equity interests in subsidiaries (See Note 19)		1,532.1		—		1,254.7		31.4
Other non-operating income, net		1,882.6		4,745.4		5,104.7		127.6
Interest income		662.8		598.3		1,690.8		42.2
Interest expense		(3,717.8)		(5,413.8)		(10,507.2)		(262.5)

Total non-operating (expense) income		446.2		(39.7)		(2,386.1)		(59.5)

Income before equity in affiliates, minority interest and income taxes		20,488.6		26,391.2		21,308.0		532.6
Income tax expense		(5,618.3)		(8,113.0)		(5,898.8)		(147.4)
Minority interest, net of tax		(331.1)		(718.5)		(1,148.1)		(28.7)
Equity in net income of affiliates, net of tax		471.4		551.9		(55.2)		(1.4)

Net income	Rs.	15,010.6	Rs.	18,111.6	Rs.	14,205.9	US$	355.1

Weighted average equity shares outstanding:
Basic		373,268,040		384,544,205		385,438,663		385,438,663
Diluted		399,310,236		407,166,995		407,167,207		407,167,207

Earnings per share:
Basic	Rs.	40.2	Rs.	47.1	Rs.	36.9	US$	0.9
Diluted	Rs.	38.7	Rs.	45.4	Rs.	35.8	US$	0.9

See accompanying notes to consolidated financial statements

Tata Motors Limited

Consolidated Statements of Cash Flows

For each of the years ended March 31, 2006, 2007 and 2008

	Years ended March 31,
	2006		2007		2008		2008
	(In millions)
Cash flows from operating activities:
Net income	Rs.	15,010.6	Rs.	18,111.6	Rs.	14,205.9	US$	355.1
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation		5,470.3		5,943.1		6,944.2		173.5
Amortization of intangible assets		373.1		663.2		842.3		21.0
Gain on sale of finance receivables		(294.3)		(412.8)		(1,934.5)		(48.4)
Write offs of delinquent finance receivables		294.2		1,333.9		2,366.0		59.1
Allowances for delinquent finance receivables, net of recoveries		717.2		(116.6)		(69.0)		(1.8)
Equity in earnings of affiliates		(471.4)		(551.9)		55.2		1.4
Gain on sale of property, plant and equipment		(58.0)		(132.3)		(173.1)		(4.3)
Loss on liquidation of subsidiaries		—		25.8		—		—
Gain on sale of investment in affiliate/ equity interests in subsidiary		(1,532.1)		(214.1)		(1,399.5)		(35.0)
Gain on shares issued by subsidiary		(86.5)		(30.4)		(70.9)		(1.8)
Deferred tax expense		684.6		828.8		(428.1)		(10.7)
Gain on sale of investments		(173.8)		(176.4)		(189.9)		(4.7)
Non-cash dividend income		—		—		(421.0)		(10.5)
Impairment of investments		—		8.6		—		—
Minority interest		331.1		718.5		1,148.1		28.7
Changes in :
Accounts receivable		(2,782.2)		(4,993.5)		(9,870.5)		(246.6)
Finance receivable		—		—		(906.3)		(22.6)
Other current assets		(10,372.9)		(6,571.7)		(1,667.0)		(41.7)
Inventories		(4,605.2)		(7,569.8)		(968.2)		(24.2)
Other non-current assets		(1,835.9)		(812.8)		(830.5)		(20.8)
Accounts payable		3,457.4		14,203.2		8,010.2		200.2
Acceptances		562.8		(4,908.7)		17,118.9		427.8
Accrued expenses and other current liabilities		977.3		2,152.3		3,721.4		93.0

Net cash provided by operating activities		5,666.3		17,498.0		35,483.7		886.7

Cash flows from investing activities:
Short-term bank deposits		10,884.8		4,741.6		159.9		4.0
Loans given to affiliate and others		—		—		(533.6)		(13.3)
Restricted deposits with Banks		—		—		(11,224.0)		(280.5)
Payment made to Liquidators of subsidiaries		—		(4.4)		—		—
Purchases of available-for-sale investments		(390.6)		(123.5)		(12,032.9)		(300.7)
Purchase of Held to Maturity securities		—		(15.0)		—		—
Purchases of other investments		(300.0)		(45.0)		(372.7)		(9.4)
Proceeds from sale of available-for-sale investments		8,199.7		1,539.6		1,057.7		26.4
Proceeds from sale of equity interests in subsidiary		2,078.3		—		2,006.8		50.1
Proceeds from sale of investments in affiliates		—		396.4		183.9		4.6
Proceeds from sale of other investments		76.6		4.9		356.0		8.9
Deposits of margin money		—		—		(11,918.8)		(297.8)
Investments in affiliates		(181.4)		(340.1)		(7,564.9)		(189.0)
Dividends received from affiliates		188.8		449.6		337.8		8.4
Net change in finance receivables		(43,368.4)		(79,072.3)		(72,670.0)		(1,815.8)
Proceeds from sale of finance receivables, net of retained interests		28,128.3		43,027.0		80,408.2		2,009.2
Cash flow from retained interests in securitized transactions		629.4		(286.6)		112.7		2.8
Purchases of property, plant and equipment		(10,354.9)		(24,121.8)		(41,642.2)		(1,040.5)
Proceeds from sale of property, plant and equipment		195.8		1,040.9		471.8		11.8
Purchase of intangible assets		(379.5)		(1,155.2)		(1,065.0)		(26.6)
Shares of subsidiary purchased from minority shareholders		(152.9)		—		—		—
Payments for acquisitions, net of cash acquired		(4,304.2)		—		(89.7)		(2.2)

Net cash used in investing activities		(9,050.2)		(53,963.9)		(74,019.0)		(1,849.6)

Tata Motors Limited

Consolidated Statements of Cash Flows

For each of the years ended March 31, 2006, 2007 and 2008

	Years ended March 31,
	2006		2007		2008		2008
	(In millions)
Cash flows from financing activities:
Proceeds from issuance of shares, net of issue expenses	Rs.	259.2	Rs.	(0.9)	Rs.	(0.1)	US$	—
Proceeds from issue of shares by a subsidiary to minority shareholders		415.1		161.8		351.2		8.8
Dividend paid (including dividend tax)		(5,147.5)		(5,678.6)		(6,763.2)		(169.0)
Dividends paid to minority shareholders of subsidiaries		(127.9)		(152.0)		(253.0)		(6.3)
Net change in short-term debt		4,074.9		24,768.9		18,883.3		471.8
Proceeds from issuance of long-term debt		8,759.7		21,667.1		40,707.9		1,017.1
Repayments of long-term debt		(3,783.1)		(2,292.7)		(9,280.0)		(231.9)

Net cash provided by financing activities		4,450.4		38,473.6		43,646.1		1,090.5

Net change in cash and cash equivalents		1,066.5		2,007.7		5,110.8		127.6
Cash and Bank balance on liquidation of subsidiaries taken over by Administrator		—		(5.5)		—		—
Cash and Bank balance on sale of subsidiary						(12.9)		(0.3)
Effect of foreign exchange on cash flows		376.1		(665.6)		(1,355.8)		(33.8)
Cash and cash equivalents, beginning of the year		4,873.3		6,315.9		7,652.5		191.2

Cash and cash equivalents, end of the year	Rs.	6,315.9	Rs.	7,652.5	Rs.	11,394.6	US$	284.7

Supplemental cash flows information:
Interest paid	Rs.	3,507.2	Rs.	5,017.7	Rs.	10,947.9	US$	273.6
Income taxes paid	Rs.	5,609.8	Rs.	7,056.3	Rs.	6,879.5	US$	171.9
Non-cash transactions:
1% Foreign Currency Convertible Notes due 2008 converted into 312,955, 1,620,003 and nil ordinary shares	Rs.	75.9	Rs.	412.7	Rs.	—	US$	—
Zero Coupon Foreign Currency Convertible Notes due 2009 converted into 6,264,476; 919,297 and 130,069 ordinary shares	Rs.	3,638.1	Rs.	551.0	Rs.	69.0	US$	1.7
14,053,791 ordinary shares issued on acquisition of Tata Finance Limited as purchase consideration	Rs.	6,867.9	Rs.	—	Rs.	—	US$	—
Shares/warrants alloted on settlement of legal cases against the rights entitlement, which were held in abeyance	Rs.	—	Rs.	—	Rs.	—	US$	—
Non-cash dividend on AFS investments	Rs.	—	Rs.	—	Rs.	421.0	US$	10.5

See accompanying notes to consolidated financial statements

Tata Motors Limited

Statements of Shareholders’ Equity

For each of the years ended March 31, 2006, 2007 and 2008

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

See accompanying notes to consolidated financial statements

Tata Motors Limited

Statements of Shareholders’ Equity

For each of the years ended March 31, 2006, 2007 and 2008

	Shares (including partly paid up shares)	Par value		Additional paid-in capital		Comprehensive income		Accumulated other comprehensive income		Capital redemption reserve		Debenture redemption reserve		Reserve for research and human resource development		Special reserve		Retained earnings		Total shareholders’ equity
	(In millions except number of shares)
Balance at March 31, 2006	382,834,131	Rs.	3,828.7	Rs.	38,773.6			Rs.	14,516.5	Rs.	22.8	Rs.	3,341.5	Rs.	56.2	Rs.	75.2	Rs.	20,401.3	Rs.	81,015.8
Shares issued upon conversion of 1% Foreign Currency Convertible Notes (Net of issue expenses)	1,620,003		16.2		395.6																411.8
Shares issued upon conversion of Zero Coupon Foreign Currency Convertible Notes (Net of issue expenses)	919,297		9.2		541.8																551.0
Shares/warrants alloted on settlement of legal cases against the rights entitlement, which were held in abeyance	454		—		—																—
Net income							18,111.6												18,111.6		18,111.6
Dividend paid (including dividend tax)																			(5,678.6)		(5,678.6)
Transfer to capital redemption reserve											30.0								(30.0)		—
Transfer to special reserve																	52.6		(52.6)		—
Transfer to reserve for research and human resource development															613.3				(613.3)		—
Liquidation of Subsidiaries																			(3.2)		(3.2)
Unrealized gain on available-for-sale securities (net of deferred tax)							(1,634.9)		(1,634.9)												(1,634.9)
Translation adjustment							612.0		612.0												612.0
Initial application of SFAS 158 (net of deferred tax)									(1,434.8)												(1,434.8)
Unamortized actuarial gains and losses/prior service cost (net of deferred tax)							(581.8)		(581.8)												(581.8)

Comprehensive income						Rs.	16,506.9

Balance at March 31, 2007	385,373,885	Rs.	3,854.1	Rs.	39,711.0			Rs.	11,477.0	Rs.	52.8	Rs.	3,341.5	Rs.	669.5	Rs.	127.8	Rs.	32,135.2	Rs.	91,368.9

See accompanying notes to consolidated financial statements

Tata Motors Limited

Statements of Shareholders’ Equity

For each of the years ended March 31 2006, 2007 and 2008

	Shares (including partly paid up shares)	Par value		Additional paid-in capital		Comprehensive income		Accumulated other comprehensive income		Capital redemption reserve		Debenture redemption reserve		Reserve for research and human resource development		Special reserve		Earned surplus reserve		Retained earnings		Total shareholders’ equity
	(In millions except number of shares)
Balance at March 31, 2007	385,373,885	Rs.	3,854.1	Rs.	39,711.0			Rs.	11,477.0	Rs.	52.8	Rs.	3,341.5	Rs.	669.5	Rs.	127.8		—	Rs.	32,135.2	Rs.	91,368.9

Shares issued upon conversion of Zero Coupon Foreign Currency Convertible Notes (Net of issue expenses)	130,069		1.3		67.6																		68.9
Net income						Rs.	14,205.9													Rs.	14,205.9		14,205.9
Dividend paid (including dividend tax)																					(6,763.2)		(6,763.2)
Transfer to earned surplus reserve																			14.2		(14.2)		—
Transfer to special reserve																	122.0				(122.0)		—
Transfer to reserve for research and human resource development															295.9						(295.9)		—
Sale of controlling stake in a subsidiary											(30.0)										(20.8)		(50.8)
Unrealized gain on available-for-sale securities ( net of deferred tax)							7,386.8		7,386.8														7,386.8
Translation adjustment							(722.2)		(722.2)														(722.2)
Unamortized actuarial gains and losses/ prior service cost (net of deferred tax)							(230.2)		(230.2)														(230.2)

Comprehensive income						Rs.	20,640.3

Balance at March 31, 2008	385,503,954	Rs.	3,855.4	Rs.	39,778.6			Rs.	17,911.4	Rs.	22.8	Rs.	3,341.5	Rs.	965.4	Rs.	249.8	Rs.	14.2	Rs.	39,125.0	Rs.	105,264.1

		US$	96.3	US$	994.0			US$	447.6	US$	0.6	US$	83.5	US$	24.1	US$	6.2	US$	0.4	US$	977.6	US$	2,630.3

Tata Motors Limited

Notes to Consolidated Financial Statements

1.	Background and Operations

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

These consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (US GAAP). US GAAP differs in certain material respects from accounting principles generally accepted in India and the requirements of India’s Companies Act, 1956 (collectively Indian GAAP), which form the basis of the general purpose financial statements of the Company in India.

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

At March 31, 2007 and 2008 the company had 39 and 41 consolidated subsidiaries respectively.

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

The Company recognizes revenues on the sale of products, net of trade discounts and rebates, when products are delivered to dealers or when delivered to a carrier for export sales, which is when title and risks and rewards of ownership pass to the customer. Sales include export and other incentives from the Governments at the national and state levels as per the Government policies, which are subject to change from time to time. Sales also include excise duties, charges for shipping and handling to the point of delivery and exclude other indirect taxes

Revenues are recognized when collectibility of the resulting receivable is reasonably assured.

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

During the year ended March 31, 2007, an amount of Rs. 479.0 million has accrued and has been included under revenues, representing the loss of profits claim consequent to the disruption due to fire in the paint shop of the car manufacturing facility in Pune

f.	Cost Recognition

Costs and expenses are recognized when incurred and are classified according to their primary functions in the following categories:

Cost of sales

These costs primarily include raw materials, compensation of production personnel, depreciation and amortization of production equipment and factory overheads.

Selling, general and administrative expenses

Selling expenses primarily include compensation for sales and marketing personnel, travel costs, advertising, business promotion expenses, allowances for delinquent receivables and outward shipping expenses. (Selling expenses include outward shipping expenses of Rs. 6,091.5 million, Rs. 8,548.9 million and Rs.9,042.1 million for the year ended March 31, 2006, 2007 and 2008 respectively and advertisement/ publicity expenses of Rs.1,935.3 million, Rs. 2,591.2 million and Rs. 3,078.6 million for the year ended March 31, 2006, 2007 and 2008 respectively)

General and administrative costs primarily include employee compensation for administrative, supervisory and managerial personnel, depreciation and amortization of non-production equipment and software, non-factory overheads including rent, insurance, electricity, telecommunication costs, legal and professional fees, amortization of intangibles, valuation allowances and other general expenses.

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

The Company sells finance receivables to qualifying special purpose entities (“SPE”)/ financial institutions and banks. Recourse is in the form of the Company’s investment in subordinated securities issued by these special purpose entities, cash collateral and bank guarantees. The receivables are derecognized in the balance sheet when they are sold and consideration has been received by the Company. Sales and transfers that do not meet the criteria for surrender of control are accounted for as secured borrowings.

Gains or losses from the sale of receivables are recognized in the period the sale occurs based on the relative fair value of the portion sold and the portion allocated to retained interests, and are reported net of the estimated cost of servicing.

i.	Foreign Currency

The functional currency of Tata Motors and its domestic subsidiaries is the Indian rupee. Foreign currency transactions are accounted into Indian rupees at exchange rates prevailing on the date of transaction. Foreign currency denominated monetary assets and liabilities are translated into Indian rupees using exchange rates prevailing on the balance sheet dates. Gains and losses arising on translation of foreign currency denominated monetary assets and liabilities and on foreign currency transactions are included in net income.

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

Current income taxes are provided for in accordance with the provisions of the Indian Income Tax Act 1961 or applicable law in foreign tax jurisdictions.

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

The company has implemented FIN 48, Accounting for Uncertainty in Income Taxes an interpretation of FASB Statement No. 109, Accounting for Income Taxes during the year ended March 31, 2008. Refer Note -10

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

m.	Finance Receivables, Deferred Origination Costs and Allowance for Credit Losses

Tata Motors’ primary business is manufacturing and sale of motor vehicles. Vehicles and spare parts are predominantly sold to dealers and directly to a few customers such as governments and other large organisation. Nearly all of the Company’s financing loans are provided to purchasers of vehicles from independent third party dealers.

The Company also finances vehicle sales with hire purchase and loan financing provided to some of its customers. Such contracts are accounted for as sales type leases and give rise to a normal manufacturer’s margin. Finance receivables are reported at their outstanding unpaid principal balances reduced by a valuation allowance.

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

Declines in the fair value of securities below cost that are other than temporary are reflected in earnings as realized losses.

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

As of March 31, 2007 and 2008, none of the Company’s long-lived assets was considered impaired.

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

Purchased intangible assets other than intangible assets with indefinite lives, primarily consist of technology know-how, patents and software that are valued at acquisition cost and is amortized over their useful life of two to twenty years.

Purchased intangible assets with an indefinite useful life are capitalized. Such intangibles are not amortized but are evaluated for impairment annually or when significant events occur that indicate that the fair value is less than its carrying value. The Company determines fair value of these assets by estimating the present value of expected future cash flows.

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

Pension benefits

Gratuity

Tata Motors and some of its subsidiaries have an obligation towards gratuity, a defined benefit retirement plan covering eligible employees. The plan provides for a lump sum payment to vested employees at retirement, death while in employment or on termination of employment of an amount equivalent to 15 to 30 days salary payable for each completed year of service. Vesting occurs upon completion of five years of service. Tata Motors and such subsidiaries make annual contributions to gratuity funds established as trusts. Some subsidiaries have obtained insurance policies with the Life Insurance Corporation of India. Tata Motors and such subsidiaries account for the liability for gratuity benefits payable in the future based on an actuarial valuation.

Superannuation

Tata Motors and some of its subsidiaries have two superannuation plans, a defined benefit plan and a defined contribution plan. An eligible employee on April 1, 1996 could elect to be a member of either plan.

Employees who are members of the defined benefit superannuation plan are entitled to benefits depending on the years of service and salary drawn. The monthly pension benefits after retirement range from 0.75% to 2% of the annual basic salary for each year of service. Tata Motors and such subsidiaries account for superannuation benefits payable in future under the plan based on an actuarial valuation.

With effect from April 1, 2003, this plan was amended and benefits earned by covered employees have been protected as at March 31, 2003. Employees covered by this plan are prospectively entitled to benefits computed on a basis that ensures that the annual cost of providing the pension benefits would not exceed 15% of salary.

Tata Motors and some of its subsidiaries maintain separate irrevocable trusts for employees covered and entitled to benefits. Tata Motors and its subsidiaries contribute up to 15% of the eligible employees’ salary to the trust every year. Such contributions are recognized as an expense when incurred. Tata Motors and such subsidiaries have no further obligation beyond this contribution.

Bhavishya Kalyan Yojana (BKY)

Bhavishya Kalyan Yojana is an unfunded defined benefit plan for employees of Tata Motors and some of its subsidiaries. The benefits of the plan accrue to an eligible employee at the time of death or permanent disablement, while in service, either as a result of an injury or as certified by the appropriate authority. The monthly payment to dependents of the deceased/disabled employee under the plan equals 50% of the salary drawn at the time of death or accident or a specified amount, whichever is higher. Tata Motors and such subsidiaries account for the liability for BKY benefits payable in the future based on an actuarial valuation.

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

Post-retirement Medicare Scheme

Under this unfunded plan, employees of Tata Motors and some of its subsidiaries receive medical benefits subject to certain limits of amount, periods after retirement and types of benefits, depending on their grade and location at the time of retirement. Employees separated from the Company as part of an Early Separation Scheme, on medical grounds or due to permanent disablement are also covered under the plan. Tata Motors and such subsidiaries account for the liability for post-retirement medical scheme based on an actuarial valuation.

Measurement date

The measurement date of retirement plans is March 31.

Provident fund

In accordance with Indian law, eligible employees of Tata Motors and some of its subsidiaries are entitled to receive benefits in respect of provident fund, a defined contribution plan, in which both employees and the Company make monthly contributions at a specified percentage of the covered employees’ salary (currently 12% of employees’ salary). The contributions, as specified under the law, are made to the provident fund and pension fund set up as an irrevocable trust by Tata Motors and its subsidiaries or to the respective Regional Provident Fund Commissioner and the Central Provident Fund under the State Pension scheme. Tata Motors and its subsidiaries are generally liable for any shortfall in the fund assets based on the government specified minimum rates of return or pension and recognizes such shortfall, if any, as an expense in the year incurred.

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

Any dividends declared by Tata Motors are based on the profits available for distribution as reported in the unconsolidated statutory financial statements of Tata Motors prepared in accordance with Indian GAAP. Further, Indian law mandates that any dividend be declared out of distributable profits only after the transfer of a specified percentage of net income computed in accordance with current regulations to a general reserve. Accordingly, in certain years the net income reported in these financial statements may not be fully distributable. As at March 31, 2007 and March 31, 2008, the amounts available for distribution were Rs. 50,670.1 million and Rs. 64,190.3 million respectively. Subsequent to March 31, 2008, Tata Motors has paid a dividend of Rs. 15.00 per share. The remittance of dividends outside India is governed by Indian law on foreign exchange and is subject to applicable taxes.

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

The Company operates in one identified reportable segment, Automotive. Other operating segments do not meet the quantitative thresholds for disclosure and have been aggregated.

ad.	New accounting pronouncements

In September 2006, the FASB issued SFAS 157 Fair Valuation Measurement which provides a definition of fair value, establishes a framework for measuring fair value and requires expanded disclosures about fair value measurements. SFAS 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007 and interim periods within those fiscal years. The provisions of SFAS 157 should be applied prospectively. In February 2008, the FASB issued FASB Staff Position No. SFAS 157-2 (FSP FAS 157-2) which delays the effective date of SFAS 157 for all nonfinancial assets and nonfinancial liabilities, except those that are recognized or disclosed at fair value in the financial statements on a recurring basis (at least annually). This FSP partially defers the effective date of SFAS 157 to fiscal years beginning after November 15, 2008 for items within the scope of this FSP. The company is evaluating the application of this statement.

In February 2007, the FASB issued SFAS 159, The Fair Value Option for Financial Assets and Financial Liabilities. SFAS 159 permits measurement of recognized financial assets and liabilities at fair value with certain exceptions such as investments in subsidiaries, obligations for pension or other postretirement benefits, and financial assets and financial liabilities recognized under leases. Changes in the fair value of items for which the fair value option is elected should be recognized in income or loss. The election to measure eligible items at fair value is irrevocable and can only be made at defined election dates or events, generally on an instrument by instrument basis. Items for which the fair value option is elected should be separately presented or parenthetically be disclosed in the statement of financial position. SFAS 159 also requires significant new disclosures that apply for interim and annual financial statements. SFAS 159 shall be effective for fiscal years beginning after November 15, 2007 with earlier adoption permitted, if certain conditions are met. The company is evaluating the application of this statement.

In December 2007, FASB issued SFAS No. 141(R), Business Combinations (“SFAS 141(R)”,which establishes principles and requirements for how the acquirer recognizes and measures the identifiable assets acquired, the liabilities assumed, any noncontrolling interest, and the goodwill acquired in a business combination or a gain from a bargain purchase. Also, SFAS 141(R) provides several new disclosure requirements that enable users of the financial statements to evaluate the nature and financial effects of the business combination. This statement applies prospectively to business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2008. The company is evaluating the application of this statement.

In December 2007, FASB issued SFAS No. 160, Noncontrolling Interests in Consolidated Financial Statements – an amendment of ARB No. 51 (“SFAS 160”). FAS 160 amends the guidance in Accounting Research Bulletin (“ARB”) No.51, Consolidated Financial Statements (“ARB 51”), to establish accounting and reporting standards for the noncontrolling interest in a subsidiary and for the deconsolidation of a subsidiary. SFAS160 is effective for fiscal year beginning on or after December 15, 2008. The presentation and disclosure requirements shall be applied retrospectively for all periods presented in the consolidated financial statements in which SFAS 160 is initially applied. The company is evaluating the application of this statement

In March 2008, FASB issued SFAS No. 161, Disclosures about Derivative Instruments and Hedging Activities – an amendment of FASB Statement No. 133 (“SFAS 161”). SFAS 161 changes and enhances the current disclosure requirements for derivative instruments and hedging activities under FAS 133. SFAS 161 is effective for financial statements for fiscal years beginning after November 15, 2008. The company is evaluating the application of this statement.

In May 2008, the FASB issued SFAS No. 162, The Hierarchy of Generally Accepted Accounting Principles. The new standard is intended to improve financial reporting by identifying a consistent framework, or hierarchy, for selecting accounting principles to be used in preparing financial statements that are presented in conformity with U.S. generally accepted accounting principles (GAAP) for non-governmental entities. SFAS No. 162 is effective 60 days following the SEC’s approval of the Public Company Accounting Oversight Board (“PCAOB”) amendments to AU Section 411, The Meaning of Present Fairly in Conformity with Generally Accepted Accounting Principles.

ae.	Convenience Translation

The accompanying consolidated financial statements have been expressed in Indian rupees (“Rs.”), the Company’s functional currency. For the convenience of the reader, the financial statements as at and for the year ended March 31, 2008 have been translated into U.S. dollars at US$1.00 = Rs. 40.02 based on the noon buying rate for cable transfers on March 31, 2008 as certified for customs purposes by the Federal Reserve Bank of New York. Such translation should not be construed as representation that the rupee amounts have been or could be converted into U.S. dollars at that or any other rate, or at all.

3.	Cash and cash equivalents

Cash and cash equivalents consist of the following:

	As of March 31,
	2007		2008		2008
	(In millions)
Cash on hand	Rs.	65.3	Rs.	52.0	US$	1.3
Balances with banks in Indian rupees		6,590.5		10,389.0		259.6
Balances with banks in foreign currencies		996.7		953.6		23.8

Total	Rs.	7,652.5	Rs.	11,394.6	US$	284.7

4.	Finance receivables

Finance receivables consist of loans, sales type and direct financing leases, the details are as follows:

	As of March 31,
	2007		2008		2008
	(In millions)
Total minimum lease payments / loan installments to be received	Rs.	97,482.5	Rs.	92,327.6	US$	2,307.0
Less: Unearned income		13,894.4		16,002.9		399.9

		83,588.1		76,324.7		1,907.1
Less: Allowance for credit losses		1,063.2		994.2		24.8

Net investment in financing leases/ loans	Rs.	82,524.9	Rs.	75,330.5	US$	1,882.3

Current portion		28,371.4		24,078.9		601.7
Non-current portion		54,153.5		51,251.6		1,280.6

Net investment in financing leases/ loans	Rs.	82,524.9	Rs.	75,330.5	US$	1,882.3

The amount of sales type and direct financing leases were Rs.5,632.7 million and Rs.1,345.0 million as at March 31, 2007 and March 31, 2008, respectively. The remaining amounts of finance receivables as at those dates consists of loan contracts.

Changes in the allowance for credit losses are as follows:

	As of March 31,
	2006		2007		2008		2008
	(In millions)
Beginning balance	Rs.	129.6	Rs.	846.8	Rs.	1,063.2	US$	26.6
Additional allowances for credit losses for the year ( net of recoveries)		717.2		216.4		(69.0)		(1.8)

Ending balance	Rs.	846.8	Rs.	1,063.2	Rs.	994.2	US$	24.8

Minimum lease and loan receivables are contractually due as follows:

	As of March 31, 2008
	(In millions)
Years ending March 31:
2009	Rs.	34,431.6	US$	860.4
2010		26,585.2		664.3
2011		19,859.3		496.2
2012		9,515.1		237.8
2013		1,913.7		47.8
Thereafter		22.7		0.5

Gross minimum lease payments/ loan installment to be received	Rs.	92,327.6	US$	2,307.0

Retained interests in sold receivables, which consist of subordinated / other securities that have been included in available-for-sale investments, were as follows:

	As of March 31,
	2007		2008		2008
	(In millions)
Subordinated / other securities	Rs.	640.1	Rs.	566.7	US$	14.2

Retained interests in sold receivables which are not in the nature of securities are Rs. 694.5 million and Rs. 407.4 million as of March 31, 2007 and March 31, 2008 respectively.

The following table summarizes pre-tax gains on new transfers of finance receivables and certain cash flows received from customers and paid to SPEs /financial institutions and banks for sales that were completed in year ended March 31, 2006, 2007 and 2008:

	For the years ended March 31,
	2006		2007		2008		2008
	(In millions)
Gross proceeds from new transfers of finance receivables	Rs.	28,128.3	Rs.	43,027.0	Rs.	84,941.8	US$	2,122.5
Less:
Fair value of finance receivables derecognized		27,403.5		41,955.2		81,950.9		2,047.7
Estimated cost of servicing by dealers		430.5		659.0		1,056.4		26.4

Pre-tax gains on new transfers of finance receivables	Rs.	294.3	Rs.	412.8	Rs.	1,934.5	US$	48.4

Cash flow information
Collections against transfers of finance receivables	Rs.	15,170.2	Rs.	26,407.1	Rs.	44,169.8	US$	1,103.7
Payments made to SPEs/financial institutions and banks	Rs.	13,743.6	Rs.	25,759.3	Rs.	43,274.5	US$	1,081.3
Cash flows on retained interests:
Subordinated securities	Rs.	629.4	Rs.	(286.6)	Rs.	112.7	US$	2.8
Others	Rs.	354.0	Rs.	(236.2)	Rs.	287.1	US$	7.2

Tata Motors retained servicing rights for transfers of finance receivables. The servicing portfolio is summarized in the table as follows:

	As of March 31,
	2007		2008		2008
	(In millions)
Balance at the beginning	Rs.	35,971.6	Rs.	59,847.0	US$	1,495.4
Receivables sold		50,282.5		95,667.6		2,390.5
Collections		(26,407.1)		(44,169.8)		(1,103.7)

Balance at the end	Rs.	59,847.0	Rs.	111,344.8	US$	2,782.2

Key assumptions used in measuring the retained interests in transfers of finance receivables completed in year ended March 31, 2006, 2007 and 2008 as of the dates of such sales were as follows:

	For the years ended March 31,
	2006	2007	2008
Key assumptions: (rates per annum)
Annual prepayment rate	0.42-1.74%	0.60%	0.50%
Expected credit losses	0.24-1.34%	0.26-1.23%	0.91-1.19%

Changes in the allowance for credit losses in securitized receivables were as follows:

	As of March 31,
	2006		2007		2008		2008
	(In millions)
Beginning balance	Rs.	186.0	Rs.	411.5	Rs.	746.2	US$	18.6
Additional allowances for credit losses for the year (net of recoveries) (includes Rs.217.1million liability assumed on acquisition for 2006)		225.5		334.7		1,061.9		26.6

Ending balance	Rs.	411.5	Rs.	746.2	Rs.	1,808.1	US$	45.2

The table below outlines the economic assumptions and the sensitivity of the estimated fair value of retained interests in finance receivables at March 31, 2008 to immediate 10% and 20% changes in those assumptions:

	As of March 31, 2008
	(In millions)
Carrying value/fair value of retained interests
Annual prepayment rate
Impact of 10% adverse change	Rs.	0.44	US$	—
Impact of 20% adverse change		0.88		—
Expected credit losses
Impact of 10% adverse change		1.04		—
Impact of 20% adverse change		2.09		0.1

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

5.	Inventories

Inventories consist of the following:

	As of March 31,
	2007		2008		2008
	(In millions)
Raw materials and manufacturing supplies	Rs.	16,110.6	Rs.	16,380.8	US$	409.3
Work-in-progress		4,009.7		4,029.3		100.7
Finished products		13,802.8		13,930.1		348.1

Total	Rs.	33,923.1	Rs.	34,340.2	US$	858.1

6.	Other current assets

Other current assets consist of the following:

	As of March 31,
	2007		2008		2008
	(In millions)
Advances to suppliers, contractors and others	Rs.	7,392.1	Rs.	6,402.1	US$	160.1
Deposits with government and public bodies		2,782.5		3,555.0		88.8
Prepaid expenses		862.5		1,137.2		28.4
Advance taxes (net)		2,986.7		3,846.9		96.1
Others		5,348.3		7,656.7		191.3

Total	Rs.	19,372.1	Rs.	22,597.9	US$	564.7

Others as of March 31, 2008 include Rs.1,380.6 millions towards debt issue costs incurred for arranging a financing facility for the acquisition of Jaguar and Land Rover business.

7.	Investments

Investments consist of the following:

	As of March 31,
	2007		2008		2008
	(In millions)
Investments available-for-sale, at market	Rs.	19,484.2	Rs.	38,439.2	US$	960.5
Investments held-to-maturity, at amortized cost		76.5		76.5		1.9
Investments at cost, net		2,697.6		2,712.4		67.8

Total	Rs.	22,258.3	Rs.	41,228.1	US$	1,030.2

Information on unrealized gains and losses for investments available-for-sale is as follows:

	Amortized Cost		Gross unrealized gains		Gross unrealized losses		Fair value
Available-for-sale securities	(In millions)
As of March 31, 2007:
Equity shares	Rs.	2,623.1	Rs.	13,264.3	Rs.	17.3	Rs.	15,870.1
Investments in mutual funds		1,327.8		50.6		—		1,378.4
Corporate bonds and other debt securities		1,620.3		—		24.7		1,595.6

		5,571.2		13,314.9		42.0		18,844.1

Interests that continue to be held in securitized transactions								640.1

Total available-for-sale securities							Rs.	19,484.2

As of March 31, 2008:
Equity shares	Rs.	6,617.4	Rs.	20,659.4		—	Rs.	27,276.8
Investments in mutual funds		9,667.4		5.5		—		9,672.9
Corporate bonds and other debt securities		898.9		23.9				922.8

		17,183.7		20,688.8		—		37,872.5

Interests that continue to be held in securitized transactions								566.7

Total available-for-sale securities							Rs.	38,439.2

Total available-for-sale securities							US$	960.5

The contractual maturity of the Company’s available-for-sale debt securities as of March 31, 2008 is as follows:

	Amortized Cost		Fair value
	(In millions)
Due in year ending March 31,
2009	Rs.	467.1	Rs.	469.7
2010		88.2		103.5
2011		89.3		103.9
2012		21.3		30.0
2013		173.3		176.5
Thereafter		59.7		39.2

	Rs.	898.9	Rs.	922.8
	US$	22.5	US$	23.1

Information on unrealized gains and losses for held-to-maturity investments is as follows:

	Amortized Cost / Fair Value
Held-to-maturity securities	(In millions)
As of March 31, 2007:
Debentures	Rs.	76.5

As of March 31, 2008:
Debentures	Rs.	76.5

	US$	1.9

The contractual maturity of the Company’s fixed income held-to-maturity securities as of March 31, 2008 is as follows:

	In millions
Due in year ending March 31,
2010	Rs.	61.5
Thereafter		15.0

	Rs.	76.5

Available-for-sale equity securities include compulsorily convertible debt securities, cost – Rs. 2,395.0 million and fair value – Rs. 2,544.7 million.

Information on equity investments without readily determinable market values is as follows:

	In millions
As of March 31, 2007:
Original cost	Rs.	2,790.8
Less: Other than temporary impairment		93.2

Total securities carried at cost, net	Rs.	2,697.6

As of March 31, 2008:
Original cost	Rs.	2,808.4
Less: Other than temporary impairment		96.0

Total securities carried at cost, net	Rs.	2,712.4

Total securities carried at cost, net	US$	67.8

The current and non – current break up of investments are as under

	As of March 31,
	2007		2008		2008
	(In millions)
Current Investments	Rs.	2,589.6	Rs.	772.7	US$	19.3
Non-current Investments		19,668.7		40,455.4		1,010.9

Total	Rs.	22,258.3	Rs.	41,228.1	US$	1,030.2

Investments in mutual funds of Rs 9,411.8 million as on March, 31, 2008 have been classified as non-current since they will be utilized for acquisitions of Jaguar and Land Rover businesses and Serviplem S.A. and Comoplesa Lebrero S.A.

Interest and dividends on investments were Rs. 661.5 million, Rs. 1,076.0 million and Rs. 1,275.9 million in the years ended March 31, 2006, 2007 and 2008, respectively. Realized gains on sale of investments for years ended March 31, 2006, 2007 and 2008 amounted to Rs. 173.8 million, Rs.176.4 million and Rs.189.9 million respectively.

The proceeds and gross realized gains from sale of available-for-sale securities for the years ended March 31, 2006 were Rs. 8,199.7 million and Rs. 173.8 million, respectively. Unrealized gains of Rs. 89.7 million were reclassified from accumulated other comprehensive income to earnings, on sale of these securities.

The proceeds and gross realized gains from sale of available-for-sale securities for the years ended March 31, 2007 were Rs. 1,539.6 million and Rs. 176.4 million, respectively. Unrealized gains of Rs. 108.3 million were reclassified from accumulated other comprehensive income to earnings, on sale of these securities.

The proceeds and gross realized gains from sale of available-for-sale securities for the year ended March 31, 2008 were Rs. 1,057.7 million and Rs. 189.9 million, respectively. Unrealized gains of Rs. 17.0 million were reclassified from accumulated other comprehensive income to earnings, on sale of these securities.

8.	Property, plant and equipment, net

Property, plant and equipment consist of the following:

	As of March 31,
	2007		2008		2008
	(In millions)
Land and buildings	Rs.	13,043.6	Rs.	15,840.6	US$	395.8
Plant and equipment		71,179.8		87,593.3		2,188.7
Vehicles		1,287.0		1,429.3		35.7
Computers		4,924.9		6,544.5		163.5
Furniture and fixtures		1,315.9		1,705.7		42.6

		91,751.2		113,113.4		2,826.3
Less: Accumulated depreciation		45,612.8		51,083.6		1,276.4

		46,138.4		62,029.8		1,549.9
Add: Capital work-in-progress		17,511.3		37,607.8		939.8

Property, plant and equipment, net	Rs.	63,649.7	Rs.	99,637.6	US$	2,489.7

Depreciation expense for the years ended March 31, 2006, 2007 and 2008 was Rs. 5,470.3 million, Rs. 5,943.1 million, and Rs. 6,944.2 million respectively.

Interest capitalized in the years ended March 31, 2006, 2007 and 2008 was Rs. 54.4 million, Rs.250.8 million and Rs. 1,539.6 million, respectively.

Included in property, plant and equipment are the following assets under capital lease:

	As of March 31,
	2007		2008		2008
	(In millions)
Land and buildings	Rs.	368.6	Rs.	634.7	US$	15.9
Plant and equipment		1,585.0		507.4		12.7
Vehicles		5.4		4.5		0.1
Computers		53.6		368.6		9.2
Furniture and fixtures		96.9		72.8		1.8

		2,109.5		1,588.0		39.7
Less: Accumulated depreciation		1,018.5		563.6		14.1

Total leased property, plant and equipment, net	Rs.	1,091.0	Rs.	1,024.4	US$	25.6

9.	Leases

The Company has taken on lease land, property, machinery, equipment and vehicles under operating and capital leases. The following is a summary of future minimum lease rental payments under non cancelable operating leases and capital leases entered into by the Company:

	As of March 31, 2008
	Operating		Capital
	(In millions)
Years ending March 31,
2009	Rs.	213.2	Rs.	110.9
2010		172.6		97.1
2011		140.3		88.4
2012		123.7		34.7
2013		104.1		4.1
Thereafter		8,684.9		—

Total minimum lease commitments	Rs.	9,438.8		335.2

	US$	235.9

Less: Interest on capital leases				33.8

Present value of minimum lease payments			Rs.	301.4

			US$	7.5

Total operating lease rental expense was Rs. 168.7 million, Rs. 158.2 million and Rs. 292.2 million in the year ended March 31, 2006, 2007 and 2008, respectively.

Net Investment in assets leased under operating leases

The Company has entered into operating lease arrangement for use of its property, machinery, equipment with one of its affiliate. The following is a summary of future minimum lease rental receipts under non cancelable operating leases due to the Company:

	As of March 31, 2008
	Operating
	(In millions)
Years ending March 31,
2009		26.6
2010		26.6
2011		26.6
2012		26.6
2013		26.6
Thereafter		252.7

Total minimum lease receipts due	Rs.	385.7

	US$	9.6

Total operating lease rental received was Rs. Nil, Rs. Nil and Rs 11.5 million in the years ended March 31, 2006, 2007 and 2008, respectively.

10.	Income taxes

The income tax expense consists of the following:

	For the years ended March 31,
	2006		2007		2008		2008
	(In millions)
Current	Rs.	4,933.7	Rs.	7,284.2	Rs.	6,326.9	US$	158.1
Deferred		684.6		828.8		(428.1)		(10.7)

Total income tax expense	Rs.	5,618.3	Rs.	8,113.0	Rs.	5,898.8	US$	147.4

The domestic and foreign components of income taxes:

	For the years ended March 31,
	2006		2007		2008		2008
	(In millions)
Current taxes
Domestic	Rs.	4,710.7	Rs.	6,654.2	Rs.	5,355.5	US$	133.8
Foreign		223.0		630.0		971.4		24.3
Deferred taxes
Domestic		505.9		796.0		(224.7)		(5.6)
Foreign		178.7		32.8		(203.4)		(5.1)

Total income tax expense	Rs.	5,618.3	Rs.	8,113.0	Rs.	5,898.8	US$	147.4

The reconciliation of estimated income taxes at the Indian statutory income tax rate to income tax expense is as follows:

	For the years ended March 31,
	2006		2007		2008		2008
	(In millions)
Income before income taxes	Rs.	20,488.6	Rs.	26,391.2	Rs.	21,308.0	US$	532.6
Statutory tax rate		33.66%		33.66%		33.99%		33.99%
Expected income tax expense at statutory tax rate	Rs.	6,896.5	Rs.	8,883.3	Rs.	7,242.6	US$	181.0
Add/(less): Tax effect of permanent differences
Research and development		(808.2)		(1,316.4)		(1,925.5)		(48.1)
Dividend income		(161.6)		(315.7)		(255.9)		(6.4)
Long term gain on sale of shares of subsidiary		(515.7)		—		(99.6)		(2.5)
Undistributed earnings of subsidiaries		390.1		603.1		750.4		18.8
Effect of change in tax laws and rates		(391.3)		—		40.1		1.0
Change in valuation allowance		(6.7)		68.9		251.0		6.3
Others (Net)		215.2		189.8		(104.3)		(2.7)

Income tax expense reported	Rs.	5,618.3	Rs.	8,113.0	Rs.	5,898.8	US$	147.4

Significant components of deferred tax asset and liability are as follows:

	As of March 31,
	2007		2008		2008
	(In millions)
Deferred tax assets:
Depreciation carryforwards	Rs.	133.8	Rs.	114.9	US$	2.9
Business loss carryforwards		1,067.8		1,187.5		29.7
Employees separation scheme		152.8		85.9		2.1
Expenses deductible in future years		409.8		175.3		4.4
On valuation adjustment of assets of acquired company		1,388.4		980.2		24.5
Allowances for doubtful receivables and other current assets		1,046.2		1,459.4		36.5
Upfront fees and debt issuance costs		288.8		610.0		15.2
Minimum alternate tax		—		1,365.2		34.1
Compensated absences		1,175.5		1,349.3		33.7
Retirement benefits		624.0		770.2		19.3
Others		476.6		1,475.3		36.9

Total deferred tax asset		6,763.7		9,573.2		239.3
Less: Valuation allowance		1,180.7		1,397.2		34.9

Net deferred tax asset		5,583.0		8,176.0		204.4

Deferred tax liabilities:
Property, plant and equipment		7,245.4		7,976.1		199.3
Undistributed earnings in subsidiaries		1,166.6		1,917.0		47.9
Reserve for Research & Human resource development		270.2		174.5		4.4
Others		353.2		1,248.6		31.2

Total deferred tax liability		9,035.4		11,316.2		282.8

Net deferred tax liability	Rs.	(3,452.4)	Rs.	(3,140.2)	US$	(78.4)

Current	Rs.	2,531.2	Rs.	2,979.7	US$	74.5
Non-current	Rs.	(5,983.6)	Rs.	(6,119.9)	US$	(152.9)

Valuation allowances have been created for deferred tax assets arising at subsidiaries that are making losses and that do not expect a return to tax profitability in the foreseeable future. The net change in the total valuation allowance for deferred tax assets for the years ended March 31, 2006, 2007 and 2008 consist of the following:

	For the years ended March 31,
	2006		2007		2008		2008
	(In millions)
Valuation allowance at the beginning of the year	Rs.	364.3	Rs.	503.1	Rs.	1,180.7	US$	29.5
Additions		186.6		735.2		287.1		7.2
Deductions		(47.8)		(57.6)		(70.6)		(1.8)

Valuation allowance at the end of the year	Rs.	503.1	Rs.	1,180.7	Rs.	1,397.2	US$	34.9

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

Under the Indian Income Tax Act, 1961, unutilized business losses expire eight years after the year in which they originate whereas unutilized depreciation allowances can be carried forward indefinitely. In respect of a foreign subsidiary in Singapore, the unutilized business losses can be carried forward indefinitely unless there is a substantial change in the ownership.

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

For the current fiscal year Tata Motors (on standalone basis, being its tax status) is liable to tax under Minimum Alternate Tax (MAT). Under the Indian Income tax laws, the tax paid under MAT provisions over and above normal tax liability can be carried forward and set-off against future income tax liabilities computed under normal tax provisions within a period of seven years. Accordingly, a deferred tax asset of Rs. 1,365.2 million has been recognized on the balance sheet being set-off to be claimed in future years.

Effective April 1, 2007, the Company adopted the provisions of FIN 48.

A reconciliation of the beginning and ending balance of unrecognized tax benefits is as follows:

	As of March 31, 2008
	(In millions)
Balance as of April 1, 2007	Rs.	1,538.5
Increases related to current year tax positions		—
Increases related to prior year tax positions		—
Decreases related to prior years tax positions		—
Reductions related to lapsing of statutes of limitation		—
Impact of foreign currency translation		—

Balance as of March 31, 2008	Rs.	1,538.5

	US$	38.4

Significant changes in the amount of unrecognized tax benefits within the next 12 months cannot be reasonably estimated as the changes would depend upon the progress of tax examination with various tax authorities.

The Company’s total unrecognized tax benefits, if recognized, would reduce the tax provisions by Rs. 1,538.5 million and Rs. 1,538.5 million as of April 1, 2007 and March 31, 2008, respectively, and thereby could effect the Company’s effective tax rate.

The tax jurisdiction of the company and its subsidiaries is mainly in India and some of the subsidiaries file their returns outside India. The open tax years (first assessment by the tax authorities) is pending from fiscal 2005 and onwards. Additionally, certain tax positions relate to earlier years, which are currently under appellate process with the tax authorities and courts.

Contingencies relating to income tax matters, see note - 23.

Business loss carry forwards expire unutilized based on the year of origination as follows:

	In millions
March 31,
2009	Rs.	70.9	US$	1.8
2010		177.7		4.4
2011		213.0		5.3
2012		215.8		5.4
2013		13.5		0.3
2014		40.6		1.0
2015		79.6		2.0
Thereafter		1,974.6		49.3

Tax effects allocated to each component of other comprehensive income are as follows:

	As of March 31,
	2007		2008		2008
	(In millions)
Unrealized gain on available-for-sale securities	Rs.	47.9	Rs.	(30.2)	US$	(0.8)
Unamortized actuarial gains and losses/ prior service cost		1,081.3		1,212.3		30.3

Total	Rs.	1,129.2	Rs.	1,182.1	US$	29.5

11.	Goodwill and Other Intangible Assets

	As of March 31,
	2007		2008		2008
	(In millions)
Goodwill	Rs.	7,239.1	Rs.	6,968.5	US$	174.1
Other intangible assets		2,990.0		3,114.1		77.8

Total	Rs.	10,229.1	Rs.	10,082.6	US$	251.9

As of March 31, 2007 Goodwill of Rs. 4,660.1 million and Rs. 2,579.0 million relates to the automotive segment and other segment respectively. As of March 31, 2008 Goodwill of Rs. 4,553.6 million and Rs.2,414.9 million relates to the automotive segment and other segment respectively. The movement of goodwill is shown below:

	Years ended March 31,
	2006		2007		2008		2008
	(In millions)
Balance at the beginning	Rs.	289.9	Rs.	7,034.1	Rs.	7,239.1	US$	180.9
On acquisition		6,744.2		—		—		—
On sale of subsidiary		—		—		(106.5)		(2.7)
Effect of currency translation		—		225.8		(164.1)		(4.1)
Deduction on liquidation of subsidiaries		—		(20.8)		—		—

Balance at the end		7,034.1	Rs.	7,239.1	Rs.	6,968.5	US$	174.1

In year ended March 31, 2006, 2007 and 2008, there were no goodwill impairments.

Intangible assets consist of the following:

	As of March 31,
	2007		2008		2008
	(In millions)
Software	Rs.	1,749.1	Rs.	2,682.6	US$	67.1
Patents and Technology know-how		944.9		1,017.8		25.4
Customer Related		1,023.1		982.2		24.5
Supplier Related		759.0		709.8		17.7

		4,476.1		5,392.4		134.7
Less: Accumulated amortization
Software		649.8		1,153.9		28.8
Patents and Technology know-how		412.0		469.9		11.7
Customer Related		196.6		299.6		7.5
Supplier Related		227.7		354.9		8.9

		1,486.1		2,278.3		56.9

Intangible assets, Total	Rs.	2,990.0	Rs.	3,114.1	US$	77.8

Amortization expense for the year ended March 31, 2006, 2007 and 2008 was Rs. 373.1 million, Rs. 663.2 million, and Rs. 842.3 million respectively.

The estimated year wise amortization for Intangible assets is as follows:

	As of March 31,
	(In millions)
Due in the year ending March 31,
2009	Rs.	962.5	US$	24.1
2010		765.2		19.1
2011		517.9		12.9
2012		320.6		8.0
2013		151.7		3.8
Thereafter		396.2		9.9

Total	Rs.	3,114.1	US$	77.8

12.	Non-current assets

Restricted deposits with banks

The unutilized proceeds (in foreign currency) from issuance of Zero Coupon Convertible Alternative Reference Securities due 2012 (CARS) of Rs.11,224.0 million have been classified as non-current since they will be utilized for the acquisition of Jaguar and Land Rover businesses. These are short term in nature.

Other non-current assets consist of the following:

	As of March 31,
	2007		2008		2008
	(In millions)
Deposits with Government and public bodies	Rs.	533.6	Rs	761.1	US$	19.0
Margin money		2,675.7		14,847.5		371.0
Loans to employees		1,052.0		937.1		23.4
Others		2,429.1		5,627.2		140.6

Total	Rs.	6,690.4	Rs.	22,172.9	US$	554.0

Margin money with banks is in the nature of restricted cash, and consists of collateral provided in support of guarantees issued by banks on the Company’s behalf as may be required in the transaction of transfer of finance receivables.

Others as of March 31, 2008 include Rs.2,490.7 million towards acquisition expenses incurred for the acquisition of Jaguar and Land Rover businesses.

13.	Accrued expenses and other current liabilities

Accrued expenses and other current liabilities consist of the following:

	As of March 31,
	2007		2008		2008
	(In millions)
Advances	Rs.	3,470.7	Rs.	3,909.3	US$	97.7
Accrued interest		282.6		366.2		9.2
Product warranties		2,187.3		2,681.9		67.0
Liability for compensated absences		3,835.5		4,442.6		111.0
Provision for employee benefits		190.4		233.5		5.8
Others		1,827.9		6,870.8		171.7

Total	Rs.	11,794.4	Rs.	18,504.3	US$	462.4

Others as of March 31, 2008 include Rs.3,871.3 million towards acquisition expenses and debt issue cost incurred for arranging a financing facility for the acquisition of Jaguar and Land Rover business.

14.	Short-term borrowings and current portion of long term debt

Short-term borrowings and current portion of long term debt consists of the following:

	As of March 31,
	2007		2008		2008
	(In millions)
Inter-corporate deposits	Rs.	42.5	Rs.	188.5	US$	4.7
Commercial paper		1,400.0		1,196.0		29.9
Bank debt		26,265.1		50,654.2		1,265.7
Short term Non Convertible debentures		—		1,000.0		25.0
Loan from Banks (foreign currency, floating rate demand loan)		5,436.9		1,003.1		25.1
Current portion of long-term debt		5,757.5		14,970.7		374.1

Total	Rs.	38,902.0	Rs.	69,012.5	US$	1,724.5

Weighted average interest rate		7.17%		8.04%		8.04%
Unused short-term credit facilities available	Rs.	19,870.5	Rs.	41,051.5	US$	1,025.8

Inter corporate deposits and Commercial paper are unsecured while bank debt and foreign currency loan from Banks are secured by hypothecation of existing and future stocks of raw materials, stock in trade, stores, work in progress, book debts, hire purchase book debts and outstanding amounts on vehicle loan contracts.

Short term Non Convertible debentures are secured by a pari passu charge by way of equitable English mortgage of the Company’s lands, freehold and leasehold, together with immovable properties, plant and machinery and other movable fixed assets in or attached thereto, both present and future, situated at Chinchwad, Pimpri, Chikhali and Waghire in Pune District and village Mouje - Naupada in Thane District in the State of Maharashtra save and except Exports Showroom at Shivsagar Estate, Worli, Mumbai; the residential flats of the Company; the Lloyds Showroom and Basement at Prabhadevi, Mumbai; the plot of land with structures at Mahim, Mumbai; the Company’s works situated at Lucknow, Dharwad, Jamshedpur, Pantnagar and Singur; and movable plant and machinery, machinery spares, tools and accessories and other movables, both present and future, situated at Indica car plant at Chikhali, Pune.

15.	Long-term debt

Long-term debt consists of the following:

		As of March 31,
		2007		2008		2008
		(In millions)
	Redemption/ Maturity date
Debentures:
14.75% Non-convertible debentures	October 11, 2008	Rs.	703.3	Rs.	704.1	US$	17.6
Floating rate non convertible debentures			50.0		—		—
11.03% Non Convertible Debentures-A	May 21, 2009		—		900.0		22.5
11.03% Non Convertible Debentures-B	June 22, 2009		—		250.0		6.2
10.97% Non Convertible Debentures-C	August 25, 2009		—		250.0		6.2
10.92% Non Convertible Debentures-D	November 30, 2009		—		100.0		2.5
10.93% Non Convertible Debentures-E	June 28, 2010		—		1,172.0		29.3
10.64% Non Convertible Debentures-F	July 13, 2009		—		1,500.0		37.5
10.35% Non Convertible Debentures-G	July 20, 2010		—		1,000.0		25.0
9.73% Non Convertible Debentures-H	July 30, 2010		—		1,000.0		25.0
Foreign Currency Convertible Notes:
1% Foreign Currency Convertible Notes (USD)	July 31, 2008		3.0		2.8		0.1
Zero Coupon Foreign Currency Convertible Notes (USD)	April 27, 2009		250.4		167.4		4.2
1% Foreign Currency Convertible Notes (USD)	April 27, 2011		13,998.7		13,316.0		332.7
Zero Coupon Foreign Currency Convertible Notes (JPY)	March 21, 2011		4,267.4		4,672.1		116.7
Zero Coupon Convertible Alternative Reference Securities (USD)	July 12, 2012		—		20,265.8		506.4

7.875% US Notes			1,937.0		—		—
4.85%—5.78% Buyers credit			4,312.6		8,324.5		208.0
Others:
Loan from Standard Chartered Bank ( USD)	February 03, 2009		2,168.0		2,001.6		50.0
Loan from other banks	2009 to 2010		13,500.0		13,800.0		344.9
Others Term loans			3,118.8		2,286.1		57.1
Foreign currency loans from banks			890.0		1,524.6		38.1
Zero coupon sales tax deferment loan			705.2		483.2		12.1
Other			88.2		43.3		1.1

Total		Rs.	45,992.6	Rs.	73,763.5	US$	1,843.2
Less: current portion			5,757.5		14,970.7		374.1

Long-term debt		Rs.	40,235.1	Rs.	58,792.8	US$	1,469.1

Weighted average interest rate			4.84%		6.47%		6.47%

Interest rates shown in the table above are the stated coupon interest rates as per the terms of the loan. The effective interest rates and the face amount of the loans included in the above table, for which the coupon and effective rates are different, are as follows:

	As of March 31,
	Effective interest rate		Face amount
	2007	2008	2007		2008		2008
	(In millions)
14.75% non convertible Debentures	14.88%	14.88%	Rs.	705.0	Rs.	705.0	US$	17.6
Floating rate non convertible debentures	8.48%	—		50.0		—		—
1% Foreign Currency Convertible Notes due 2008 (USD)	—	—		2.6		2.4		0.1
Zero Coupon Foreign Currency Convertible Notes due 2009 (USD)	4.62%	4.62%		265.8		177.0		4.4
1% Foreign Currency Convertible Notes due 2011(USD)	3.91%	4.02%		13,048.5		12,037.5		300.8
Zero Coupon Foreign Currency Convertible Notes 2011 (JPY)	0.17%	0.20%		4,330.0		4,732.2		118.2
Zero Coupon Convertible Alternative Reference Securities 2012 (USD)	—	5.68%		—		19,661.3		491.3
7.875% US Notes	7.87%	—		1,937.0		—		—
5.12% Loan from Standard Chartered Bank	5.93%	5.52%		2,172.8		2,004.7		50.1
Zero coupon sales tax deferment loan	7.40%	8.21%		754.9		484.4		12.1

The scheduled maturity of long-term debt as of March 31, 2008 is set out as below:

	As of March 31, 2008
	(In millions)
Due in the years ending March 31,
2009	Rs.	14,970.7	US$	374.1
2010		12,910.2		322.6
2011		11,308.0		282.6
2012		13,965.8		349.0
2013		20,599.3		514.7
Thereafter		9.5		0.2

Total	Rs.	73,763.5	US$	1,843.2

Non-refundable fees and loan origination costs amounting Rs. 495.0 million, Rs 417.1 million and Rs. 1,232.7 million have been recognized as interest expense in years ended March 31, 2006, 2007 and 2008, respectively, as an adjustment of yield over the lives of the related loans.

Premium on early redemption of loans and debentures of Rs. 22.0 million, Rs.Nil and Rs. Nil has been recognized in earnings in years ended March 31, 2006, 2007 and 2008, respectively.

The following are specific terms relating to long-term debt:

Debentures

The 14.75% Non-Convertible Debentures (2008) are secured by pari passu charges by way of equitable mortgages of immovable properties and fixed assets in or attached thereto, both present and future, and a first lien on all other assets except inventory and book debts, present and future, two of the Company’s showrooms in Mumbai, land and buildings in Mumbai; the Company’s residential flats at Mumbai, Pune and Jamshedpur; freehold land measuring approximately 4,245 sq. mtrs. situated in Thane.

Other Debentures pertaining to Tata Motors’ subsidiaries are secured by charges on:

First charge on the subsidiaries’ residential flat in Thane

Pari-passu charge by way of hypothecation along with the security trustee for loans from banks on:

Receivables arising out of loan, lease and hire purchase transactions and trade advances,

Book debts arising out of loan/lease/hire purchase transactions and advances to dealers, and

Receivables from senior and junior pass through certificates in which the borrower has invested.

First charge on secured/unsecured loans given by the company as identified from time to time and accepted by the debenture trustee, and any other security as identified by the company and acceptable to the debenture trustee.

Foreign Currency Convertible Notes

1% Foreign Currency Convertible Notes due 2008

On July 31, 2003, Tata Motors issued 1% foreign currency convertible Notes (or the “Notes”) amounting to Rs. 4,615.6 million (US$100 million). Unless previously redeemed, or purchased and cancelled the Notes may be converted into newly issued ordinary shares of the Company or American Depositary Shares (“ADSs”), at the option of the holders of the Notes, at any time from September 11, 2003 to July 1, 2008, at an initial conversion price of Rs.250.745 per share at a fixed rate of exchange on conversion of Rs. 46.16 per USD

The Notes may be redeemed, in whole or in part, at the option of the Company, at any time on or after July 31, 2006, at a specified early redemption amount plus accrued and unpaid interest, if the closing price of the shares is greater than 125% of the conversion price for a period of at least 25 consecutive business days or in the event of certain changes relating to taxation in India. Unless previously converted, redeemed or purchased and cancelled, the Notes are redeemable on July 31, 2008 at 116.824% of their principal amount.

18,398,055 ordinary shares were allotted during the period September 11, 2003 to March 31, 2007, consequent to conversion of 99,940 Notes with an aggregate value of Rs. 4,530.9 million.

There was no conversion during the year ended March 31, 2008. Further, 60 Notes with an aggregate value of Rs. 2.4 million (US$ 0.06 million) outstanding as at March 31, 2008, may at the option of the noteholders be converted into 11,045 ADSs / shares at any time upto July 1, 2008

Zero Coupon Foreign Currency Convertible Notes due 2009

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

7,183,773 ordinary shares were allotted during the period April 27, 2004 to March 31, 2007, consequent to conversion of 93,890 Notes with an aggregate value of Rs. 4,185.4 million.

During the year ended March 31, 2008, 130,069 ordinary shares were allotted consequent to conversion of 1,700 Notes with an aggregate value, net of Rs. 0.1 million being stamp duty expenses on conversion, of Rs. 68.9 million (US$ 1.7 million). Further, 4,410 Notes with an aggregate value of Rs. 177 million (US$ 4.4 million) outstanding as at March 31, 2008, may at the option of the noteholders be converted into 337,422 ADSs / shares at any time upto March 28, 2009.

1% Foreign Currency Convertible Notes due 2011

On April 27, 2004, Tata Motors also raised US$ 300 million by way of one percent Convertible Notes due for redemption on April 27, 2011. The note holders have an option to convert these Notes into ordinary shares / ADSs determined at an initial conversion price of Rs. 780.400 per share at a fixed rate of conversion of Rs. 43.85 per USD, from and including June 7, 2004 to and including March 28, 2011. The conversion price will be subject to certain adjustments. In the event of certain changes affecting taxation, Tata Motors has an option to redeem in whole but not in part, these Notes at any time. Unless previously converted, redeemed or purchased and cancelled, these Notes will be due for redemption on April 27, 2011 at 121.781% of the principal amount. There has been no conversions during the year ended March 31, 2008. Outstanding notes may at the option of the Noteholders be converted into 16,856,740 ADSs or shares at any time upto March 28, 2011.

Zero Coupon Foreign Currency Convertible Notes due 2011

On March 20, 2006, Tata Motors issued Yen 11,760 million (Rs. 4,500.3 million) Zero Coupon Convertible Notes due for redemption on March 21, 2011. The noteholders have an option to convert these Notes into ordinary shares or ADSs determined at an initial conversion price of Rs.1,001.39 per share with a fixed rate of exchange on conversion of Rs.1.00 per Yen 2.66, from and including May 2, 2006 to and including February 19, 2011. The conversion price will be subject to certain adjustments. Further, Tata Motors has a right to redeem in whole, or in part, these Notes at any time on or after March 20, 2009 but prior to February 8, 2011, subject to certain conditions. In the event of certain changes affecting taxation, Tata Motors has an option to redeem in whole but not in part, these Notes at any time. Unless previously converted, redeemed or purchased and cancelled, these Notes will be due for redemption on March 21, 2011, at 99.253% of the principal amount. There has been no conversion during the year ended March 31, 2008. Outstanding notes may at the option of the Noteholders be converted into 4,414,916 ADSs or shares at any time upto February 19, 2011

Zero Coupon Convertible Alternative References Securities due 2012(CARS)

On July 12, 2007, Tata Motors has raised funds aggregating US$ 490 Million (Rs. 19,927.1 million at issue) by issue of Zero Coupon Convertible Alternative Reference Securities (CARS) due on July 12, 2012. The noteholders have an option, subject to the terms and conditions of the issue, to convert these notes into Qualified Securities or the Company’s newly issued ordinary shares or ADSs. The conversion may be made by the noteholders from and including October 11, 2011 to and including June 12, 2012 at an initial conversion price of Rs. 960.96 per Share (equivalent to US$23.67 at a fixed rate of exchange on conversion of Rs. 40.59 = US$1.00) that is subject to adjustment in certain circumstances. The Company has a right to redeem in whole, but not in part, these notes at any time on or after October 11, 2011, subject to certain conditions. Unless previously converted, redeemed or purchased and cancelled as per the terms of issue, these will be redeemed on July 12, 2012 at 131.82% of the outstanding principal amount

None of these above convertible borrowings contained a beneficial conversion feature at the time of issue.

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

Others

Other loans from banks pertaining to Tata Motors’ subsidiaries are secured by charges on certain movable and immovable assets including finance receivables of the respective subsidiary companies. One of the subsidiaries of the company has to maintain a non performing asset ratio of less than 3%. The interest rates of these loans range from 8.3% to 9.75%.

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

Debenture redemption reserve

The Companies Act requires that where a company issues debentures, it shall create a debenture redemption reserve from profits every year until such debentures are redeemed. Manufacturing companies are required to maintain a minimum proportion of the outstanding redeemable debentures as a reserve. The amounts credited to the debenture redemption reserve may not be utilized by the Company except to redeem debentures. As at March 31, 2008, the company has an excess of Rs. 3,176.8 million in the debenture redemption reserve than statutorily required and, therefore, this excess amount is unrestricted.

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

Earned surplus reserve

Under the Korean Commercial code Tata Daewoo Commercial Vehicle Company Limited (TDCV, a subsidiary company) is required to appropriate at least 10% of cash dividend declared each year to a legal reserve until such reserves equal to 50% of capital stock. This reserve may not be utilized for cash dividends, but may only be used to offset against future deficit, if any, or may be transferred to capital stock.

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

Accumulated other comprehensive income

The cumulative balances included in accumulated other comprehensive income ( net of minority interest) are:

	As of March 31,
	2007		2008		2008
	(In millions)
Translation adjustment	Rs.	980.1	Rs.	257.9	US$	6.4
Unamortized actuarial gains and losses/ prior service cost (net of deferred tax)		(2,251.4)		(2,481.6)		(62.0)
Unrealized gain on available-for-sale securities (net of deferred tax)		12,748.3		20,135.1		503.2

Total	Rs.	11,477.0	Rs.	17,911.4	US$	447.6

17.	Other non-operating income, net

Other non-operating income, net consists of the following:

	Years ended March 31,
	2006		2007		2008		2008
	(In millions)
Investment income	Rs.	790.6	Rs.	1,185.9	Rs.	1,391.7	US$	34.8
Gain on sale of investments in affiliate		—		214.1		144.8		3.6
Premium on long-term debt prepaid		(22.0)		—		—		—
Foreign exchange gains (losses), net		(279.4)		1,576.4		1,894.7		47.3
Other		1,393.4		1,769.0		1,673.5		41.9

Total	Rs.	1,882.6	Rs.	4,745.4	Rs.	5,104.7	US$	127.6

During the year ended March 31, 2008 the Company sold its holding in an affiliate company to a related party.

18.	Employee separation compensation

Tata Motors and some of its subsidiary companies offered voluntary separation to employees under an early separation scheme during the years ended March 2006, 2007 and 2008. The scheme provided for payment of pension based on salary drawn at the time of separation and certain medical benefits up to the age of normal superannuation. Compensation payable to the separated employees is accounted for based on an actuarial valuation.

The number of employees who accepted voluntary separation under the scheme was 6, 8 and 6 for the years ended March 31, 2006, 2007 and 2008, respectively.

19.	Gain on sale of equity interests in subsidiary

During year ended March 31, 2006, Tata Motors sold a part of its equity interest in its subsidiary, Telco Construction Equipment Company Limited (Telcon) to Hitachi Construction Machinery Company Limited (Tata Motors’ technology and equity partner in Telcon) for a cash consideration of Rs. 2,078.3 million. A gain of Rs. 1,532.1 million has been recorded on this transaction. Consequently, Tata Motors’ holding in Telcon has been reduced from 80% to 60%.

During the year ended March 31, 2008, Tata Motors sold a part of its equity interest in its subsidiaries, HV Axles Limited (HVAL) and HV Transmission Limited (HVTL) to a related party for a cash consideration of Rs. 1,012.5 million and Rs. 630.0 million respectively. A gain of Rs. 1,104.8 million has been recorded on these transactions. Consequently, Tata Motors’ holding in both of these subsidiaries has been reduced from 100% to 85%.

During the year ended March 31, 2008, Tata AutoComp Systems Ltd (TACO), subsidiary of Tata Motors Ltd sold part of its equity interest in its subsidiary, Automotive Stampings and Assemblies Ltd (ASAL) to Gestamp Auto (Joint venture partner of TACO) for a cash consideration of Rs. 364.3 million. A gain of Rs. 149.9 million has been recorded in this transaction. Consequently, TACO’s holding in ASAL has been reduced from 81.35% to 43.86%.

20.	Sale of finance receivables

During the year ended March 31, 2008, Tata Motors sold certain finance receivables and certain other rights related to this activity to a related party for a cash consideration of Rs 10,226.0 million resulting in a gain of Rs. 923.5 million.

21.	Employee benefits

Defined Benefit Scheme

Pension and postretirement plans

The following table sets out the funded status and the amounts recognized in the financial statements for the pension and the post retirement plans:

	As of March 31,
	Pension Benefits						Post retirement Benefits
	2007		2008		2008		2007		2008		2008
	(In millions)
Change in projected benefit obligation:
Projected benefit obligation, beginning of the year	Rs.	4,529.4	Rs.	5,196.4	US$	129.8	Rs.	443.0	Rs.	614.4	US$	15.4
Service cost		227.7		265.8		6.6		29.1		29.3		0.7
Interest cost		315.5		404.9		10.1		31.9		50.3		1.3
Actuarial (gain) / loss		831.3		638.9		16.0		143.9		57.4		1.4
Benefits paid		(522.0)		(683.7)		(17.1)		(33.5)		(46.5)		(1.2)
Settlements		(185.5)		(215.9)		(5.4)		—		—		—

Projected benefit obligation, end of the year	Rs.	5,196.4	Rs.	5,606.4	US$	140.0	Rs.	614.4	Rs.	704.9	US$	17.6

Change in plan assets:
Fair value of plan assets, beginning of the year	Rs.	3,522.5	Rs.	4,360.4	US$	109.0	Rs.	—	Rs.	—	US$	—
Actual return on plan assets		403.5		447.1		11.2		—		—		—
Employer’s contributions		1,128.3		1,029.3		25.7		33.5		46.5		1.2
Benefits paid		(522.0)		(683.7)		(17.1)		(33.5)		(46.5)		(1.2)
Settlements		(171.9)		(167.2)		(4.2)		—		—		—

Fair value of plan assets, end of the year	Rs.	4,360.4	Rs.	4,985.9	US$	124.6		—		—		—

Shortfall of plan assets over obligation	Rs.	(836.0)	Rs.	(620.5)	US$	(15.4)	Rs.	(614.4)	Rs.	(704.9)	US$	(17.6)

Accumulated benefit obligation	Rs.	3,926.5	Rs.	4,065.8	US$	101.5	Rs.	435.5	Rs.	511.5	US$	12.8

Amount recognised in the statement of financial position consist of:

	As of March 31,
	Pension Benefits						Post retirement Benefits
	2007		2008		2008		2007		2008		2008
	(In millions)
Non current assets	Rs.	3.9	Rs.	17.1	US$	0.4	Rs.	—	Rs.	—		—
Current liabilities		(35.1)		(30.2)		(0.7)		(29.2)		(31.7)	US$	(0.8)
Non current liabilities		(804.8)		(607.4)		(15.1)		(585.2)		(673.2)		(16.8)

Accrued benefit cost	Rs.	(836.0)	Rs.	(620.5)	US$	(15.4)	Rs.	(614.4)	Rs.	(704.9)	US$	(17.6)

Amount recognised in accumulated other comprehensive income consist of:

	As of March 31,
	Pension Benefits						Post retirement Benefits
	2007		2008		2008		2007		2008		2008
	(In millions)
Net loss (gain)	Rs.	2,436.5	Rs.	2,750.2	US$	68.7	Rs.	251.9	Rs.	297.7	US$	7.4
Prior service cost (gain)		(81.3)		(10.0)		(0.2)		—		—		—

	Rs.	2,355.2	Rs.	2,740.2	US$	68.5	Rs.	251.9	Rs.	297.7	US$	7.4

Information for funded plans with an accumulated benefit obligation in excess of plan assets:

	As of March 31,
	Pension Benefits
	2007		2008		2008
	(In millions)
Projected benefit obligation	Rs.	1,132.6	Rs.	873.0	US$	21.8
Accumulated benefit obligation		1,132.6		873.0		21.8
Fair value of plan assets	Rs.	703.6	Rs.	670.0	US$	16.7

Information for funded plans with an accumulated benefit obligation less than plan assets:

	As of March 31,
	Pension Benefits
	2007		2008		2008
	(In millions)
Projected benefit obligation	Rs.	3,652.9	Rs.	4,299.0	US$	107.4
Accumulated benefit obligation		2,454.5		2,839.1		70.9
Fair value of plan assets	Rs.	3,656.8	Rs.	4,315.9	US$	107.9

Information for unfunded plans with an accumulated benefit obligation in excess of plan assets:

	As of March 31,
	Pension Benefits						Post retirement Benefits
	2007		2008		2008		2007		2008		2008
	(In millions)
Projected benefit obligation	Rs.	410.9	Rs.	434.4	US$	10.8	Rs.	614.4	Rs.	704.9	US$	17.6
Accumulated benefit obligation		339.4		353.7		8.8		435.5		511.5		12.8

Net pension and post retirement cost consists of the following components:

	Years ended March 31,
	Pension Benefits								Post retirement Benefits
	2006		2007		2008		2008		2006		2007		2008		2008
	(In millions)
Service cost	Rs.	217.8	Rs.	227.7	Rs.	265.8	US$	6.6	Rs.	16.1	Rs.	29.1	Rs.	29.3	US$	0.7
Interest cost		315.3		315.5		404.9		10.1		32.5		31.9		50.3		1.3
Amortisation of prior service cost / (gain)		(71.3)		(71.3)		(71.3)		(1.8)		—		—		—		—
Actuarial loss / (gain)		181.5		158.1		172.5		4.3		5.7		4.4		11.6		0.3
Expected return on plan assets		(265.2)		(282.7)		(360.4)		(9.0)		—		—		—		—
Cost of settlement		85.3		52.1		17.3		0.4		—		—		—		—

Net periodic cost	Rs.	463.4	Rs.	399.4	Rs.	428.8	US$	10.6	Rs.	54.3	Rs.	65.4	Rs.	91.2	US$	2.3

Other changes in plan assets and benefit obligation recognized in other comprehensive income

	Years ended March 31,
	Pension Benefits								Post retirement Benefits
	2006		2007		2008		2008		2006		2007		2008		2008
	(In millions)
Increase (decrease) in additional minimum liability	Rs.	26.0	Rs.	—	Rs.	—	US$	—	Rs.	—	Rs.	—	Rs.	—	US$	—
Net loss		—		696.7		503.5		12.6		—		143.9		57.4		1.4
Cost of settlement		—		(52.1)		(17.3)		(0.4)		—		—		—		—
Amortisation of Net loss		—		(158.1)		(172.5)		(4.3)		—		(4.4)		(11.6)		(0.3)
Amortisation of prior service (cost) / gain		—		71.3		71.3		1.8		—		—		—		—

Total recognised in other comprehensive income	Rs.	26.0	Rs.	557.8	Rs.	385.0	US$	9.7		—	Rs.	139.5	Rs.	45.8	US$	1.1

Total recognised in net periodic cost and other comprehensive income	Rs.	489.4	Rs.	957.2	Rs.	813.8	US$	20.3	Rs.	54.3	Rs.	204.9	Rs.	137.0	US$	3.4

The estimated net loss and prior service cost that will be amortized from accumulated other comprehensive income into net periodic benefit cost over the next fiscal year are:

	Pension Benefits				Post retirement Benefits
	(In millions)				(In millions)
Prior service cost / (gain)	Rs.	(10.0)	US$	(0.2)		—		—
Actuarial loss / (gain)	Rs.	146.9	US$	3.7	Rs.	13.7	US$	0.3

The following table presents estimated future benefit payments relating to the pension and post retirement plans:

	As of March 31,
	Pension Benefits				Post retirement Benefits
	(In millions)				(In millions)
2009	Rs.	365.5	US$	9.1	Rs.	31.7	US$	0.8
2010		506.2		12.6		32.1		0.8
2011		604.3		15.1		34.5		0.9
2012		569.6		14.2		35.5		0.9
2013		633.6		15.8		36.9		0.9
2014 – 2018	Rs.	3,654.9	US$	91.3	Rs.	229.6	US$	5.7

The weighted average assumptions used in accounting for the pension and post retirement plans are set out below:

	Years ended March 31,
	Pension Benefits			Post retirement Benefits
	2006	2007	2008	2006	2007	2008
Discount rate	7.50%	8.00%-8.50%	7.75%-8.50%	7.50%	8.50%	8.50%
Rate of increase in compensation level of covered employees	3.00% - 5.00%	4.00% - 7.50%	5.00%-8.50%	NA	NA	NA
Increase in health care cost	NA	NA	NA	4.00%	4.00%	4.00%
Expected long-term rate of return on plan assets	7.50%	8.00%-8.50%	8.00%	NA	NA	NA

The expected return on plan assets is determined considering several applicable factors mainly including the composition of the plan assets held, assessed risks of asset management, historical results of the return on plan assets and the Company’s policy for plan asset management.

Plan Assets

The Company’s pension plans asset allocation as of March 31, 2007 and 2008 by category are as follows:

	Pension benefits
	Plan assets as of March 31,
	2007	2008
Asset category:
Debt securities	64%	69%
Balances with banks	36%	31%

	100%	100%

The Company’s policy and objective for plan asset management is to maximize return on plan assets to meet future benefit payment requirements while at the same time accepting only a low level of risk. The asset allocation for plan assets is determined based on investment criteria prescribed under the Indian Income Tax Act, 1961, and is also subject to other exposure limitations. The Company evaluates the risks, transaction costs and liquidity for potential investments. To measure plan asset performance, the Company compares actual returns for each asset category with published bench marks.

The Company expects to contribute Rs. 813.0 million to the funded pension plans in fiscal 2009.

The table below outlines the impact on the service cost, the interest cost and the Projected Benefit Obligation in the event of an increase of 1% in the assumed rate of increase in health care cost:

	Years ended March 31,
	2007		2008		2008
	(In millions)
PBO at the beginning of the year	Rs.	494.7	Rs.	677.8	US$	16.9
PBO at the end of the year		677.8		721.0		18.0
Service cost		32.1		31.2		0.8
Interest cost	Rs.	35.2	Rs.	55.4	US$	1.4

The table below outlines the impact on the service cost, the interest cost and the Projected Benefit Obligation in the event of a decrease of 1% in the assumed rate of decrease in health care cost:

	Years ended March 31,
	2007		2008		2008
	(In millions)
PBO at the beginning of the year	Rs.	397.7	Rs.	560.0	US$	14.0
PBO at the end of the year		560.0		646.8		16.2
Service cost		26.5		23.5		0.6
Interest cost	Rs.	29.1	Rs.	45.4	US$	1.1

Severance indemnity plan

Severance indemnity plan is a foreign plan of Tata Daewoo Commercial Vehicles Ltd (TDCV), a subsidiary of Tata Motors Ltd.

The following table sets out the amounts recognized in the financial statements for the Severance indemnity plan:

	As of March 31,
	2007		2008		2008
	(In millions)
Change in projected benefit obligation:
Projected benefit obligation, beginning of the year	Rs.	1137.0	Rs.	1,496.0	US$	37.4
Service cost		158.8		189.0		4.7
Interest cost		62.5		68.7		1.7
Actuarial loss		227.9		72.2		1.8
Benefits paid		(94.3)		(78.7)		(2.0)
Exchange Fluctuation		4.1		(182.4)		(4.6)

Projected benefit obligation, end of the year	Rs.	1,496.0	Rs.	1,564.8	US$	39.0

Change in plan assets:
Fair value of plan assets, beginning of the year		—		—		—
Actual return on plan assets		—		—		—
Employer’s contributions		94.3	Rs.	78.7	US$	2.0
Benefits paid		(94.3)	Rs.	(78.7)	US$	(2.0)

Fair value of plan assets, end of the year		—		—		—

Shortfall of plan assets over obligation		(1,496.0)	Rs.	(1,564.8)	US$	(39.0)

Accumulated benefit obligation	Rs.	727.8	Rs.	794.2	US$	19.8

Amount recognised in the statement of financial position consist of:

	As of March 31,
	2007		2008		2008
	(In millions)
Current liabilities	Rs.	(79.4)	Rs.	(104.4)	US$	(2.5)
Non current liabilities		(1,416.6)		(1,460.4)		(36.5)

Accrued pension cost	Rs.	(1,496.0)	Rs.	(1,564.8)	US$	(39.0)

Amount recognised in accumulated other comprehensive income consist of:

	As of March 31,
	2007		2008		2008
	(In millions)
Net loss (gain)	Rs.	741.0	Rs.	684.7	US$	17.1

	Rs.	741.0	Rs.	684.7	US$	17.1

Net severance indemnity cost consists of the following components:

	Years ended March 31,
	2006		2007		2008		2008
	(In millions)
Service cost	Rs.	138.6	Rs.	158.8	Rs.	189.0	US$	4.7
Interest cost		50.8		62.5		68.7		1.7
Actuarial loss/ (gain)		49.3		39.2		49.0		1.2

Net periodic pension cost	Rs.	238.7	Rs.	260.5	Rs.	306.7	US$	7.6

Other changes in plan assets and benefit obligation recognised in other comprehensive income:

	Years ended March 31,
	2006		2007		2008		2008
	(In millions)
Increase (decrease) in additional minimum liability	Rs.	(45.4)	Rs.	—	Rs.	—	US$	—
Net loss (gain)		—		227.9		72.2		1.8
Amortisation of Net loss		—		(39.2)		(49.0)		(1.2)
Exchange Fluctuation		—		6.5		(79.5)		(2.0)

Total recognised in other comprehensive income	Rs.	(45.4)	Rs.	195.2	Rs.	(56.3)	US$	(1.4)

Total recognised in net periodic pension cost and other comprehensive income	Rs.	193.3	Rs.	455.7	Rs.	250.4	US$	6.2

The estimated net loss that will be amortized from accumulated other comprehensive income into net periodic pension cost over the next fiscal year is Rs. 38.1 million.

The following table presents estimated future benefit payments relating to the severance indemnity plan:

	As of March 31,
	(In millions)
2009	Rs.	104.4	US$	2.5
2010		90.8		2.3
2011		106.8		2.7
2012		106.3		2.7
2013		119.7		3.0
2014 – 2018	Rs.	906.6	US$	22.7

The weighted average assumptions used in accounting for the severance indemnity plan are set out below:

	Years ended March 31,
	2006	2007	2008
Discount rate	5.50%	5.00%	5.38%
Rate of increase in compensation level of covered employees	7.00%	7.00%	7.00%

Defined contribution schemes

The Company’s contribution to defined contribution plans aggregated Rs. 1,110.1 million, Rs. 1,383.8 million and Rs. 1,528.6 million for years ended 2006, 2007 and 2008 respectively.

The table below outlines the incremental effect of applying FASB Statement No. 158 on individual line items in the statement of financial position as on March 31, 2007

	Before Application of statement FAS 158		Adjustments		After Application of statement FAS 158
	(In millions)
Prepaid for pension benefits	Rs.	1,889.7	Rs.	(1,885.8)	Rs.	3.9
Total assets		272,901.2		(1,885.8)		271,015.4
Liability for pension benefits		1,960.3		990.0		2,950.3
Deferred income taxes (liabilities)		6,905.9		(922.3)		5,983.6
Total liabilities		175,524.7		67.7		175,592.4
Accumulated other comprehensive income		13,430.4		(1,953.4)		11,477.0
Total shareholders’ equity	Rs.	93,322.3	Rs.	(1,953.4)	Rs.	91,368.9

22.	Acquisitions

During the year, the Company entered into joint venture agreement with Fiat Group Automobiles SpA (FGA). Tata Motors acquired 49% share in the joint venture, Fiat India Automobiles Pvt. Ltd. (FIAPL) for a total consideration of Rs.4,420.9 million. The Company’s 49% share of the fair value of net assets of the joint venture when acquired by the Company amounted to Rs. 3,112.1 million. Goodwill arising out of this transaction amounted to Rs.1,308.8 million which is recorded as a part of the equity in affiliates. Further, the Company has increased its holding to 49.48% in FIAPL in the year ended March 31, 2008.

During the year ended March 31, 2008, the Company acquired 27.79% equity shareholding of ‘Automobile Corporation of Goa Ltd’ (ACGL), engaged in a business of bus body building, for a total cash consideration of Rs. 919.1 million. The Company’s 27.79% share of the fair values of net assets of ACGL when acquired by the Company amounted to Rs. 458.2 million. Consequently, goodwill arising out of this transaction amounted to Rs.460.9 million which is recorded as a part of the equity in affiliates. With this acquisition, the total stake in ACGL is 37.79% as of March 31, 2008.

FIAPL and ACGL are accounted as equity method affiliates.

23.	Commitments and contingencies

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

As of March 31, 2008, the income tax demands by the Income Tax authorities aggregated Rs. 3,714 million (Rs.1,540 million, net of consequential relief) which are being contested by the Company on appeal and in respect of which the Company expects to succeed based on favourable decisions in earlier assessment years. There are matters aggregating Rs.1,175 million (Rs 1,031 million, net of consequential relief) in respect of which the Company has won in appeals which have been further contested by the income tax department before the higher appellate authorities. There are other matters/disputes pending in appeal aggregating Rs. 2,130 million (Rs.1,993 million ,net of consequential relief) which includes Rs 1,298 million pertaining to the former Tata Finance Limited.

Excise Duty & Service Tax

As of March 31, 2008, there were pending litigations on various counts relating to Excise Duty and Service Tax involving demand of Rs. 1,062 million. These demands challenged the basis of valuation of the Company’s products and denial of the ‘Central Value Added Tax’ (“CENVAT”) on inputs. The details of the demands involving more than Rs. 50 million are as follows:

Excise demands amounting to Rs 193 million mainly relating to denial of CENVAT credit on various technical grounds, where the Company had won the appeals, have been further contested by the excise authorities.

The Excise authorities had denied CENVAT credit of Rs. 143 million in earlier years, on certain accessories supplied with the vehicles and on other technical grounds. The matter is being contested by the Company before the appellate authorities. On the basis of judicial precedents and favorable decisions in Company’s own earlier cases, the Company believes that it has a strong case.

The Excise Authorities have raised a demand of Rs 371 million. This is a Classification Dispute wherein the Department had alleged that certain models of company’s commercial vehicle- Tippers will attract NCCD (National Calamity Cess Duty) of 1% on the ground that there are similarities between Tippers & Dumpers. The company is contending that there are many technical differences between the two models. The appeal is pending before the Tribunal.

The Excise Authorities have raised demand of Rs. 103 million in HVAL denying the CENVAT credit of Rs. 52 million availed on inputs sold to Tata Motors Ltd. and demanding consequential penalty of an equal amount. HVAL is contending that CENVAT credit cannot be denied on the inputs sold to Tata Motors as duty has been paid on the final product, i.e. Axles using the subject inputs on the assessable value including the materials consumed.

The total amount of Service tax demand, included in above, is Rs. 50 million in relation to Tata Motor Finance, a division of Tata Motors Limited and Tata Technologies Ltd.

Sales tax

The total sales tax demands (including interest and penalty), which are being contested by the Company amount to Rs. 3,138 million as of March 31, 2008. The details of the demands involving more than Rs. 50 million are as follows:

The sales tax authorities in certain states have raised disputes totaling up to Rs. 529 million as of March 31, 2008, treating the stock transfers of vehicles from the Company’s manufacturing plants to sales offices and the transfers between two sales offices as sales liable for levy of sales tax.

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

Sales tax demand aggregating Rs. 194 million as of March 31, 2008, were raised by the sales tax authorities on interest/hire premium charges and other issues relating to the use of Trademarks and denial of resale claims on the vehicles sold under hire purchase. The interest/ hire premium charges are in the nature of Service charges and hence should not be liable to sales tax.

Under the notification issued by the Sales Tax authority, Jharkhand, the rate of sales tax was reduced to 4%. Consequently, the interstate sales tax also became 4% and since it was not concessional rate against a Declaration Form, the collection of Declaration Forms was not mandatory. However the Jharkhand Sales tax authorities raised the demand aggregating Rs. 909 million, on the ground that Declaration Forms were not collected. Based on the above notification, the company has a strong case. The notification was valid until May 10, 2002. In addition to the above issue, the Sales tax authorities have raised demands aggregating Rs. 74 Million as of March, 31, 2008, for Non-Submission of Declaration Forms at various locations. The Company is confident of getting relief in appeal on submission of Forms.

Sales Tax demand aggregating Rs 626 million as of March 31,2008 has been raised by Jamshedpur Sales Tax authorities disallowing the purchase of raw material from Jharkhand vendors at concessional rate of 2% in case the final product is stock transferred for sale outside the state. The Sales Tax Department is relying on a notification issued by the Jharkhand Government which is not applicable on the Company’s transactions.

Sales tax demand aggregating Rs. 81 million as of March 31, 2008, has been raised by the Jaipur sales tax authorities. Certain vehicles sold by the Company to Indian Infrastructure equipment Ltd (IIEL) against the Declaration Form have been rejected by the Department on the ground that the Notification issued by the State Government of Rajasthan under which IIEL has been granted concession is in dispute. The original demand has been raised on IIEL and hence demand on the company is not sustainable as such demand cannot be raised on two assesses on the same issue. The company has filed the rectification application before the Assessing authority which is pending.

Enhanced rate of sales tax were demanded by Sales Tax authorities aggregating Rs 51 million on vehicles sold to customers but lying in the yard undelivered alleging that the sale is not complete & charging sales tax at higher rate on actual subsequent dispatches. Under the Sale of Goods Act, the sale is complete when the goods are appropriated or identified for a particular customer and title of goods passes to the buyer by raising invoices. The Company had won the appeals which have been further contested by the Sales tax authorities.

As per the then Bihar Industrial Policy, Tata Cummins Ltd was entitled to sales tax exemption given for new industrial units. Such exemption was denied by the Sales Tax Department. Hon’ble Supreme Court had allowed the sales tax exemption on an appeal filed by Tata Cummins Ltd. The State Government in the modification petition had sought clarification whether the exemption applied also to Additional sales tax and surcharge thereon. The Company is liable for Rs. 92 million on account of Additional Sales Tax & Rs 71 million surcharge thereon.

In respect of matters pertaining to the erstwhile Tata Finance Ltd now merged with Tata Motors Limited, Sales Tax authorities at Bangalore, pursuant to a Karnataka High Court decision, passed revision orders demanding tax of Rs. 61 million on hire purchase and lease transactions, which were accepted as exempt during regular assessments. The Supreme Court has allowed the appeal and set aside the order of the Karnataka High Court. Applications have been filed to the sales tax authority along with a copy of the Supreme Court Order for passing of a rectification order dropping the demand

Other taxes and dues

Other amounts for which the Company may contingently be liable aggregating Rs. 1,208 million as on March 31, 2008 include the following cases involving more than Rs. 50 million:

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

The motor vehicles taxation authorities have demanded Road Tax aggregating Rs. 85 million as of March 31, 2008, on vehicles stored inside the Company’s manufacturing plants. The Company has filed appeal before the Supreme Court in the matter, which is pending for disposal. The contention of the Company is that the vehicles are subjected to tax when put on the road and the law does not have a provision for double taxation. Moreover, the definition of “Dealer” under the said Act does not include a manufacturer of the vehicles.

As of March 31, 2008, Property Tax amounting to Rs. 124 million has been demanded by Pimpri Chinchwad Municipal Corporation (PCMC) on vacant land in possession of the Company. The Company filed an SLP (Special Leave Petition) before the Supreme Court against an unfavorable decision of the Bombay High Court. The Supreme Court has disposed of the SLP and remanded the matter back to PCMC for fresh adjudication.

Regional Provident Fund Commissioner (RPFC) at Jamshedpur had demanded payment towards Provident Fund amounting to Rs. 153 million treating the convoy drivers appointed by Telco Transporters Convoy Driver’s Association (TTCA) as employees of the Company. The Company filed a Writ Petition in the High Court against the order, which was admitted.

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

Guarantees

The Company has provided guarantees / collaterals aggregating Rs. 27,879 million as of March 31, 2008 relating to certain transfer of finance receivables to Special purposes entities (“SPE”)/ financial institutions and banks. The Company’s liability would crystallize in the event customers fail to fulfill their obligations under the contract and the (“SPE”)/ financial institutions and banks serves a notice of shortfall in collections on the Company. The term of each guarantee depends upon the weighted average term of each pool of finance receivables transferred. In the event the guarantee is invoked, the Company has the right against the borrower to repossess the vehicle financed and to auction the vehicle. This also includes a guarantee amounting to Rs. 50 million given by the former Tata Finance Ltd. in respect of sale of shares of Tata Home Finance Ltd. to IDBI. The maximum potential amount of future payment, the Company would be required to make is Rs 27,879 million as of March 31, 2008. The Company has recognized a liability of Rs 1,808 million for this guarantee.

Commitments

The Company has entered into various contracts with vendors and contractors for the purchase of machinery, tools and equipment and various civil contracts of a capital nature aggregating Rs 35,732 million as of March 31, 2008 which are yet to be executed.

For commitments related to leases, see note no - 9

Product warranties

Estimated warranty costs are accrued at the time vehicles are sold. The following is a tabular reconciliation of the product warranty accrual for years ended March 31, 2007 and 2008:

	Years ended March 31,
	2007		2008		2008
	(In millions)
Balance at the beginning	Rs.	1,811.5	Rs.	2,187.3	US$	54.7
Payments made during the year		(2,058.8)		(2,603.7)		(65.1)
Changes in the accrued warranties		2,438.6		3,176.5		79.4
Impact of foreign exchange rate changes		(4.0)		(78.2)		(2.0)

Balance at the end	Rs.	2,187.3	Rs.	2,681.9	US$	67.0

24.	Estimated fair value of financial instruments

The following table presents a comparison of the fair values and carrying values of Tata Motors’ principal financial instruments:

	As of March 31,
	2007				2008
	Carrying value		Estimated fair value		Carrying value		Estimated fair value
	(In millions)
ASSETS:
Cash and cash equivalents	Rs.	7,652.5	Rs.	7,652.5	Rs.	11,394.6	Rs.	11,394.6
Short-term deposits with banks		173.2		173.2		13.3		13.3
Finance receivables		82,524.9		84,682.4		75,330.5		77,205.0
Accounts receivable		19,320.7		19,320.7		28,343.3		28,343.3
Other current assets		19,372.1		19,372.1		22,597.9		22,597.9
Investments		22,258.3		22,258.3		41,228.1		41,228.1
Other non-current assets		6,690.4		6,509.1		22,172.9		21,767.5
Restricted deposits with banks		—		—		11,224.0		11,224.0
LIABILITIES:
Accounts payable	Rs.	45,474.0	Rs.	45,474.0	Rs.	55,061.3	Rs.	55,061.3
Acceptances		24,608.1		24,608.1		41,420.5		41,420.5
Accrued expenses and other current liabilities		11,794.4		11,794.4		18,504.3		18,504.3
Short-term borrowings and current portion of long term debt		38,902.0		38,902.0		69,012.5		69,012.5
Long-term debt		40,235.1		41,874.1		58,792.8		56,696.6

The carrying amounts of cash and cash equivalents, short-term deposits with banks, accounts receivable, other current assets, accounts payable, acceptances, accrued expenses and other current liabilities, and short-term borrowings and current portion of long term debt approximate their fair values due to the short terms of these instruments.

The fair value of finance receivables is estimated by discounting expected cash flows using rates at which loans of similar credit quality and maturity would be made as of March 31, 2007 and 2008.

Available-for-sale securities are carried at their fair values, which are generally based on market price quotations. Fair values of investments classified as held-to-maturity have been determined by discounting the future cash flows at the market rate as at the balance sheet dates of similar investments. The fair values of investments carried at cost cannot be reasonably estimated. Restricted deposits with banks represent the unutilized proceeds from issuance of Zero Coupon Convertible Alternative Reference Securities due 2012 (CARS), have been classified as non-current since they will be utilized for the acquisition of Jaguar and Land Rover businesses, the carrying amounts approximate their fair values due to short terms of these deposits. The fair values of borrowings have been estimated by discounting expected future cash flows using a discount rate equivalent to the risk free rate of return adjusted for the market spread required by the Company’s lenders for instruments of the given maturity.

Management uses its best judgment in estimating the fair value of its financial instruments; however, there are inherent limitations in any estimation technique. Therefore, for substantially all financial instruments, the fair value estimates presented above are not necessarily indicative of all the amounts the Company could have realized in a sales transaction as of either March 31, 2007 or 2008. The estimated fair value amounts for the years ended March 31, 2007 and 2008 have been measured as of the respective year ends, and have not been reevaluated or updated for purposes of these financial statements subsequent to those respective dates. As such, the estimated fair values of these financial instruments subsequent to the respective reporting dates may be different than the amounts reported at each year-end.

25.	Derivative financial instruments and risk management

The Company is party to a variety of foreign exchange rate, interest rate and foreign currency forward contracts and options entered into to manage its exposure to fluctuations in foreign exchange rates and interest rates. The counter party is generally a bank. These financial exposures are managed in accordance with the corporate risk management policies and procedures.

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

The fair value of derivative financial instruments is as follows:

	As of March 31,
	2007		2008		2008
	(In millions)
Interest rate swaps	Rs.	(16.1)	Rs.	(4.5)	US$	(0.1)
Forward exchange contracts, options and currency swaps		27.7		(686.5)		(17.2)

Total	Rs.	11.6	Rs.	(691.0)	US$	(17.3)

The gain on derivative contracts recognised in the income statement was Rs.141.6 million, Rs.378.6 million and Rs.815.6 million for the years ended, March 31, 2006, 2007 and 2008 respectively

26.	Segment reporting

SFAS No.131, Disclosures about Segments of an Enterprise and Related Information, establishes standards for reporting information about operating segments in financial statements. Operating segments are defined as components of an enterprise about which separate financial information is available that is evaluated regularly by the chief operating decision maker, or decision making group, in deciding how to allocate resources and in assessing performance. Tata Motors’ chief operating decision maker is the managing director of the Company

Tata Motors primarily operates in the Automotive segment. The Automotive segment includes all activities relating to development, design, manufacture, assembly and sale of vehicles including financing thereof, as well as sale of related parts and accessories. The Company evaluates segment performance of this operating segment based on standalone net income of the segment and generally accounts for inter-segment sales and transfers as if the sales or transfers were to third parties. Revenues are allocated between ‘within India’ and ‘exports’ based on the location of the dealer/customer.

The Company’s other segment comprises primarily activities relating to production, designing and selling of construction equipment, engineering solutions and software operations. None of the other operating segments meets the quantitative thresholds specified in SFAS No. 131, and accordingly, have been aggregated.

	For the year ended March 31, 2006
	Automotive		Other		Inter-segment eliminations		Total
	(In millions)
Revenues
External revenue	Rs.	224,534.0	Rs.	16,080.5	Rs.	—	Rs.	240,614.5
Inter-segment revenue		219.1		1,980.5		(2,199.6)		—

Total revenues		224,753.1		18,061.0		(2,199.6)		240,614.5

Depreciation and amortization		5,231.5		611.9		—		5,843.4
Operating income		18,922.4		1,059.4		60.6		20,042.4
Non-operating income, net		3,541.6		288.3		(328.7)		3,501.2
Interest income		734.1		64.5		(135.8)		662.8
Interest expense		(3,592.9)		(260.7)		135.8		(3,717.8)
Income tax expense		(5,074.3)		(576.2)		32.2		(5,618.3)
Equity in income of affiliates, net of tax		470.5		0.9		—		471.4
Minority interest, net of tax		(140.1)		(191.0)		—		(331.1)

Net income	Rs.	14,861.3	Rs.	385.2	Rs.	(235.9)	Rs.	15,010.6

	For the year ended March 31, 2007
	Automotive		Other		Inter-segment eliminations		Total
	(In millions)
Revenues
External revenue	Rs.	306,805.5	Rs.	24,719.1	Rs.	—	Rs.	331,524.6
Inter-segment revenue		307.9		2,298.1		(2,606.0)		—

Total revenues		307,113.4		27,017.2		(2,606.0)		331,524.6

Depreciation and amortization		6,026.7		579.6		—		6,606.3
Operating income		23,606.7		2,778.9		45.3		26,430.9

Non-operating income, net		4,674.8		376.5		(275.5)		4,775.8
Interest income		580.1		65.7		(47.5)		598.3
Interest expense		(5,181.0)		(280.3)		47.5		(5,413.8)
Income tax expense		(6,973.3)		(1,168.6)		28.9		(8,113.0)
Equity in income of affiliates, net of tax		550.5		1.4		—		551.9
Minority interest, net of tax		(8.6)		(709.9)		—		(718.5)

Net income	Rs.	17,249.2	Rs.	1,063.7	Rs.	(201.3)	Rs.	18,111.6

	As of March 31, 2007
	Automotive		Other		Inter-segment eliminations		Total
	(In millions)
Segment assets	Rs.	250,850.5	Rs.	22,982.5	Rs.	(2,817.6)	Rs.	271,015.4
Capital expenditure	Rs.	24,729.4	Rs.	579.9	Rs.	(32.3)	Rs.	25,277.0
Equity in affiliates	Rs.	2,657.5	Rs.	32.7	Rs.	—	Rs.	2,690.2

	For the year ended March 31, 2008
	Automotive		Other		Inter-segment eliminations		Total		Total
	(In millions)
Revenues
External revenue	Rs.	331,517.5	Rs.	33,713.1	Rs.	—	Rs.	365,230.6	US$	9,126.2
Inter-segment revenue		449.3		3,434.5		(3,883.8)		—		—

Total revenues		331,966.8		37,147.6		(3,883.8)		365,230.6		9,126.2

Depreciation and amortization		7,186.8		599.7		—		7,786.5		194.6
Operating income		18,488.6		5,171.5		34.0		23,694.1		592.1
Non-operating income, net		7,013.1		236.2		(819.0)		6,430.3		160.8
Interest income		1,648.8		92.8		(50.8)		1,690.8		42.2
Interest expense		(10,357.3)		(200.7)		50.8		(10,507.2)		(262.5)
Income tax expense		(3,776.5)		(2,167.2)		44.9		(5,898.8)		(147.4)
Equity in income of affiliates, net of tax		(63.7)		8.5		—		(55.2)		(1.4)
Minority interest, net of tax		151.7		(1,299.8)		—		(1,148.1)		(28.7)

Net income	Rs.	13,104.7	Rs.	1,841.3	Rs.	(740.1)	Rs.	14,205.9	US$	355.1

	As of March 31, 2008
	Automotive		Other		Inter-segment eliminations		Total		Total
	(In millions)
Segment assets	Rs.	346,275.9	Rs.	26,298.4	Rs.	(3,295.0)	Rs.	369,279.3	US$	9,227.3
Capital expenditure	Rs.	41,186.2	Rs	1,722.3	Rs.	(201.3)	Rs	42,707.2	US$	1,067.1
Equity in affiliates	Rs.	9,885.7	Rs.	48.9	Rs.	—	Rs.	9,934.6	US$	248.2

Information concerning principal geographic areas is as follows:

	Years ended March 31,
	2006				2007				2008
	Within India		Outside India		Within India		Outside India		Within India		Outside India
	(In millions)
External revenues	Rs.	198,171.6	Rs.	42,442.9	Rs.	267,418.6	Rs.	64,106.0	Rs.	293,718.9	Rs.	71,511.7
									US$	7,339.3	US$	1,786.9

	As of March 31,
	2007				2008
	Within India		Outside India		Within India		Outside India
	(In millions)
Long-lived assets	Rs.	61,388.2	Rs.	2,261.5	Rs.	94,739.9	Rs.	4,897.7
					US$	2,367.3	US$	122.4

27.	Related party transactions

The company’s related parties principally consist of subsidiaries of Tata Sons Limited, Tata Sons Limited, and affiliates of the Company. The company routinely enters into transactions with these related parties in the ordinary course of business. The Company mainly enters into transactions for sale and purchase of products with Tata Cummins Limited, an affiliate. Transactions and balances with its own subsidiaries are eliminated on consolidation.

The following table summarizes related party transactions and balances included in the financial statements:

	Years ended March 31,
	2006		2007		2008		2008
	(In millions)
Purchases of products	Rs.	15,602.0	Rs.	21,058.6	Rs.	28,367.5	US$	708.8
Purchase of fixed assets		223.7		0.1		70.9		1.8
Sale of fixed assets		0.4		—		34.6		0.9
Sale of products		1,109.4		1,196.6		1,571.6		39.3
Services received		672.1		798.0		1,267.4		31.7
Services rendered		358.5		862.3		752.0		18.8
Interest/dividend expense, net		842.2		588.9		763.5		19.1
Lease Income (See note-9)		—		—		11.5		0.3
Sale of portion of equity interest in subsidiaries ( See note-19)		—		—		1,642.5		41.0
Gain on sale of portion of equity interest in subsidiaries (See note-19)		—		—		1,104.8		27.6
Sale of finance receivables (See note-20)		—		—		10,226.0		255.6
Gain on sale of finance receivables (included in Finance income)( See note-20)		—		—		923.5		23.1
Sale of investment		—		—		350.0		8.7
Sale of investment in affiliate						183.9		4.6
Gain on sale of investment in affiliate		—		—		144.8		3.6

	As of March 31,
	2007		2008		2008
	(In millions)
Amounts receivable in respect of loans	Rs.	296.7	Rs.	540.4	US$	13.5
Amounts payable in respect of loans		105.0		100.0		2.5
Accounts receivable		157.7		909.6		22.7
Accounts payable		1,283.5		2,241.5		56.0

28.	Subsequent events

On March 26, 2008, the Company entered into a sale and purchase agreement with Ford Motor Company for purchase of Jaguar and Land Rover businesses, comprising brands, plants and intellectual property rights for a price of US $2.3 billion. The acquisition has been completed on June 2, 2008. Ford has contributed about US $600 million to the Jaguar Land Rover pension plans.

The Company has availed short term finance facility of US $3 billion with a consortium of banks for Jaguar and Land Rover acquisition. The coupon rate is Libor plus 85 to 150 basis points. The maturity date is one year from the date of availment (June 2, 2009).

On March 27, 2008, Telco Construction Equipment Company Limited (Telcon), a subsidiary, has entered into an agreement with shareholders of Serviplem S.A. to acquire 79% of the equity shareholding for Euro 35.6 million and on 3rd April 2008, Telcon has entered in to an agreement with the shareholders of Comoplesa Lebrero S.A. to acquire 60% equity shareholding for Euro 3.6 million. Telcon has completed the acquisition subsequent to the balance sheet date.

Subsequent to the year ended March 31, 2008, Tata Motors sold a part of its equity interest in its subsidiary company Tata AutoComp Systems Ltd (TACO) to its related party for a consideration of Rs. 1,610.2 million. Consequent to this sale, Tata Motors’ holding in TACO has been reduced to 26%.

Subsequent to March 31, 2008, 2,000 Zero Coupon Foreign Currency Convertible Notes (2009) representing 2% of the said Notes, have been converted into 153,025 Ordinary shares of Rs. 10 each at a premium as per the terms of issue. Further, the outstanding 1% Foreign Currency Convertible Notes (2008) got repaid on July 31, 2008 as per the terms of issue.

The Indian Income Tax Act, levies dividend distribution tax on dividends paid by the Indian Companies. Accordingly the Company provides for such tax on the undistributed earnings of its Indian subsidiary companies to the extent of their earnings available for payment of dividend. An enactment has been passed after the balance sheet date, which allows set-off against dividend distribution tax paid by the parent company, of such tax paid by its subsidiaries, subject to certain conditions.

On September 2, 2008, the Committee of Directors of the Company approved the terms of simultaneous and unlinked issue of ordinary shares on a rights basis in the ratio of one ordinary share for every six shares held, the ordinary shares would be issued at a price of Rs.340/- per share of face value of Rs.10/- each aggregating Rs.21,860 million, and ‘A’ ordinary shares on a rights basis in the ratio of one ordinary share for every six shares held, the ‘A’ ordinary shares would be issued at a price of Rs.305/- per share of face value of Rs.10/- each aggregating Rs.19,610 million. The ‘A’ ordinary shares would have differential rights as to voting and dividend i.e. the ‘A’ ordinary shareholder shall be entitled to one vote for every ten ‘A’ ordinary shares held and will be entitled to receive dividend at 5 percentage points more than the rate of dividend declared on the ordinary shares.

The proposed issue, subject to the necessary regulatory approvals/process, is slated to open near the end of September, 2008. The proceeds of the issue will be used to prepay part of the short term loan borrowed for financing the acquisition of Jaguar Land Rover businesses from Ford, which was completed on June 2, 2008. Since the shares offered in the rights issue are being offered at a price lower than the market value of shares, the existing convertible notes / CARS holders will receive additional equity shares on conversion in addition to shares as per the issue terms of respective convertible notes / CARS. This will result in further dilution in the earnings per share.

The plant under construction at Singur is currently facing opposition due to political disputes over the process followed by the State Government in the acquisition of the land which has been leased (operating lease) to us by the State Government. While the land acquisition has been validated by the Calcutta High Court, the political disputes have persisted. Due to recent disturbances, we have temporarily suspended activities at the Singur site and are exploring alternative options at our existing/new sites.

29.	Earnings per share (“EPS”)

	Net Income (In millions)		Weighted average shares (Nos.)	Earnings per share (Rs./US$)
For the year ended March 31, 2006
Basic net earnings per share	Rs.	15,010.6	373,268,040	Rs.	40.2
Effect of foreign currency convertible notes	Rs.	427.1	26,042,196	Rs.	(16.4)
Diluted earnings per share	Rs.	15,437.7	399,310,236	Rs.	38.7

For the year ended March 31, 2007
Basic net earnings per share	Rs.	18,111.6	384,544,205	Rs.	47.1
Effect of foreign currency convertible notes	Rs.	369.6	22,622,790	Rs.	(16.3)
Diluted earnings per share	Rs.	18,481.2	407,166,995	Rs.	45.4

For the period ended March 31, 2008
Basic net earnings per share	Rs.	14,205.9	385,438,663	Rs.	36.9
	US$	355.1		US$	0.9
Effect of foreign currency convertible notes	Rs.	362.4	21,728,544	Rs.	(16.7)
	US$	9.1		US$	(0.4)
Diluted earnings per share	Rs.	14,568.3	407,167,207	Rs.	35.8
	US$	364.2		US$	0.9

The effect of 14,985,616 shares if converted pursuant to Zero Coupon Convertible Alternative References Securities (CARS) due 2012, issued by the company during the year, is anti dilutive in nature for the year ended March 31, 2008 and hence these shares have not been considered in the computation of diluted EPS.