Form 20-F
period 2009-03-31
TATA MOTORS LTD/FI
filed 2009-10-07
CIK 926042

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended March 31, 2009

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

H.K. Sethna

Tel.: +91 22 6665 7219

Facsimile: +91 22 6665 7260

Address:

Bombay House

24, Homi Mody Street

Mumbai 400 001, India

(Name, telephone, facsimile number and address of company contact person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange on which registered
Ordinary Shares, par value Rs. 10 per share *	The New York Stock Exchange, Inc

Securities registered or to be registered pursuant to Section 12(g) of the Act:

None

(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

None

(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report. — 44,98,32,659 Ordinary Shares, including 58,920,191 Ordinary Shares represented by 58,920,191 American Depositary Shares outstanding as of March 31, 2009.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.    ☒  Yes    ☐  No

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.    ☐  Yes    ☒  No

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.    ☒  Yes    ☐  No

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).    ☐  Yes    ☐  No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☒	Accelerated filer	☐	Non-accelerated filer	☐

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing.

U.S. GAAP ☐

International Financial Reporting Standards as issued by the International Accounting Standards Board ☒

Other ☐

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow: Item 17 ☐ Item 18 ☐

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).    ☐  Yes    ☒  No

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

•

References to “US GAAP” are to accounting principles generally accepted in the United States, and references to “Indian GAAP” are to accounting principles generally accepted in India and references “IFRS” are to International Financial Reporting Standards and its interpretations issued by International Accounting Standards Board;

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

•

References to passenger cars refer to vehicles that have a seating capacity of up to six persons, excluding the driver, and is further classified into the following market segments: mini-cars — which have a length of up to 3,400 mm; compact cars — which have a length between 3,401mm and 4,000mm; mid-size cars — which have length of between 4,001mm and 4,500mm; executive cars — which have a length between 4,501mm and 4,700mm; and premium and luxury cars — which have a length between 4,701 and 5,000mm, and above 5,001mm, respectively.

•

References to utility vehicles, or UVs, and multi-purpose vehicles, or MPVs, refer to vehicles that have a seating capacity of seven to twelve persons, excluding the driver, and van-type vehicles that have a seating capacity of seven to twelve persons, excluding the driver, respectively.

•	References to premium cars and SUVs refer to a defined list of premium competitor cars and SUVs for our Jaguar Land Rover business.

•

Unless otherwise stated, comparative and empirical Indian industry data in this annual report have been derived from published reports of the Society of Indian Automobile Manufacturers, or SIAM; while international industry data have been derived from published reports of IHS Global Insight.

•	References to a particular “fiscal” year, such as “fiscal 2009”, are to our fiscal year ended on March 31 of that year;

•	Figures in tables may not add up to totals due to rounding;

•	“Millimeters” or “mm” are equal to 1/1000 of a meter. A meter is equal to approximately 39.37 inches and a millimeter is equal to approximately 0.039 inch; and

•	“Kilograms” or “kg” are each equal to approximately 2.2 pounds, and “metric tonnes” are equal to 1,000 kilograms or approximately 2,200 pounds.

•	“Litres” are equivalent to 61.02 cubic inches of volume, or approximately 1.057 U.S. quarts of liquid measure.

•	“Revenues” refers to Total Revenue net of excise duty unless stated otherwise.

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

The risks and factors that could cause our actual results, performances and achievements to be materially different from the forward-looking statements set out in Item 3.D and elsewhere in this annual report include, among others:

•

general political, social and economic conditions, and the competitive environment in India, United States, United Kingdom and Rest of Europe and other markets in which we operate and sell our products;

•	fluctuations in the currency exchange rate of the rupee to all foreign currencies and GBP to all foreign currencies;

•	accidents and natural disasters;

•	terms on which we finance our working capital and capital and product development expenditures and investment requirements;

•	implementation of new projects, including mergers and acquisitions, planned by management;

•	contractual arrangements with suppliers;

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

Item 2.        Offer Statistics and Expected Timetable.

Not applicable.

Item 3.        Key Information.

A. Selected Financial Data.

The following table sets forth selected financial data including selected historical financial information as of and for each of the fiscal years ended March 31, 2009 and 2008 in accordance with International Financial Reporting Standards, or IFRS.

The selected IFRS consolidated financial data as of March 31, 2009 and 2008 and for each of the fiscal years ended March 31, 2009 and 2008 are derived from our audited IFRS consolidated financial statements included in this annual report together with the report of Deloitte Haskins & Sells, independent auditors, who have reported that they carried out their audit in accordance with standards of the Public Company Accounting Oversight Board (United States).

You should read our selected financial data in conjunction with Item 5 “— Operating and Financial Review and Prospects”.

Selected Financial Data Prepared in Accordance with IFRS
	For each of the years ended March 31,
	2009	2009	2008
	(In US $ millions, except Share and per share amounts)	(in Rs. millions, except share and per share amount)
Revenues	13,853.2	702,636.0	352,688.2
Finance revenues	397.7	20,170.3	17,566.6

Total revenues	14,250.9	722,806.3	370,254.8

Change in inventories of finished goods and work-in-progress	311.4	15,793.3	(202.2)
Purchase of products for sale	1,405.0	71,260.2	24,056.8
Raw materials and consumables	7,919.6	401,679.9	223,388.8
Employee Cost	1,482.6	75,199.7	28,763.6
Depreciation and amortization	552.8	28,039.8	8,275.5
Interest income	(61.1)	(3,097.2)	(1,653.1)
Interest expense (net)	674.7	34,222.3	16,463.5
Other expenses	3,462.4	175,613.6	57,920.9
Expenditure capitalised	(893.3)	(45,310.9)	(9,799.6)
Other Income (net)	(309.5)	(15,699.5)	(7,678.0)
Excess of fair value of net assets acquired over cost of acquisition	(129.5)	(6,569.6)	—
Foreign exchange (gain)/loss (net)	949.2	48,142.8	(1,902.4)
Share of (profit)/loss of equity accounted investees	68.3	3,464.0	(52.1)

Net Income / (loss) before tax	(1,181.7)	(59,932.1)	32,673.1
Income tax expense	(16.6)	(841.8)	(9,470.1)

Net Income / (loss)	(1,198.3)	(60,773.9)	23,203.0

Net income / (loss) attributable to equity holders	(1,185.8)	(60,142.3)	21,976.6
Net Income / (loss) attributable to minority interest	(12.5)	(631.6)	1,226.4
Dividends per share	US$ 0.30	Rs. 15	Rs. 15

Weighted average equity shares outstanding:
Basic	440,481,968	440,481,968	385,438,663
Diluted	440,481,968	440,481,968	422,152,823

Earnings per share:
Basic	US$(2.7)	Rs.(136.5)	Rs. 57.0
Diluted	US$(2.7)	Rs.(136.5)	Rs. 50.3

	As of March 31,
	2009	2009	2008
	(in US$ millions, except number of shares)	(in Rs. millions, except number of shares)
Balance Sheet Data
Total Assets	15,430.7	782,629.4	474,135.7
Long term debt, net of current portion	2,290.7	116,185.9	108,028.1
Total shareholders equity	763.5	38,725.8	124,316.5
Number of Equity shares outstanding
— Ordinary Shares	449,832,659	449,832,659	385,503,954
— ‘A’ Ordinary Shares	64,175,655	64,175,655	—

Exchange Rate Information

For convenience, some of the financial amounts presented in this annual report have been translated from rupee amounts into dollar amounts at the rate of Rs.50.72 = US $1.00, based on fixing rate in the City of Mumbai on March 31, 2009 for cable transfers in Indian rupees as published by the Foreign Exchange Dealers’ Association of India (FEDAI), the date of our most recent balance sheet included in this annual report. However, such translations do not imply that the rupee amounts have been, could have been or could be converted into dollars at that or any other rate.

The following table sets forth, for the fiscal years ended March 31, 2009, 2008, 2007, 2006 and 2005 information with respect to the exchange rate between the rupee and the dollar (in rupees per dollar) as published by Bloomberg L.P.

Fiscal year ended March 31,	Period End	Period Average	High	Low
2009	50.73	45.82	51.97	39.77
2008	40.12	40.26	43.15	39.27
2007	43.48	45.24	46.88	43.04
2006	44.62	44.27	46.31	43.18
2005	43.75	44.93	46.47	43.42

The following table sets forth information with respect to the exchange rate between the rupee and the dollar (in rupees per dollar) for the previous six months as published by Bloomberg L.P.

Month	Period End	Period Average	High	Low
April 2009	50.10	50.18	50.64	49.66
May 2009	47.09	48.52	49.91	47.09
June 2009	47.91	47.78	48.61	46.95
July 2009	47.93	48.45	49.08	47.89
August 2009	48.83	48.34	48.97	47.52
September 2009	48.11	48.45	49.03	47.97

Source: Bloomberg L.P.

As of October 07, 2009, the value of the rupee against the dollar was Rs.46.89 per US$1.00, as published by Bloomberg L.P.

B. Capitalization and Indebtedness.

Not applicable.

C. Reasons for the Offer and Use of Proceeds.

Not applicable.

D. Risk Factors.

This section describes the risks that we currently believe may materially affect our business. The factors below should be considered in connection with any forward-looking statements in this annual report and the cautionary statements on page i. The risks below are not the only ones we face — some risks may be unknown to us, and some risks that we do not currently believe to be material could later turn out to be material. Although we will be making all reasonable efforts to mitigate or minimize these risks, one or more of a combination of these risks could materially impact our business, revenues, sales, and net assets, results of operations, liquidity and capital resources.

Risk associated with Our Business and the Automotive Industry.

Lack of improvement or worsening global economic conditions could have a significant adverse impact on our sales and results of operations.

The sub-prime financial crisis that caused a collapse of the financial sector and as a consequence a severe tightening of credit has plunged many economies into severe recession and caused significant deterioration of consumer confidence and demand. Even economies that had little exposure to the sub prime assets, such as India, were impacted fairly severely as the credit crisis had a consequential impact on global credit markets combined with a significant fall in exports.

The Indian automotive industry is affected substantially by general economic conditions in India. The demand for automobiles in the Indian market is influenced by factors including the growth rate of the Indian economy, easy availability of credit, increase in disposable income among Indian consumers, interest rates, freight rates and fuel prices. The anti-inflationary policies of the Reserve bank of India in the past quarters had resulted in a significant increase in interest rates, tight liquidity conditions and slowing industrial activity towards the earlier part of the fiscal year. The onslaught of the impact of the crisis together with the tight monetary policy of the central bank affected the growth of the Indian economy which slowed to 6.7% in fiscal 2009 as compared to the average growth of over 9% in the previous three years. This was despite the government’s efforts to stimulate the economy in the later part of the year. The automotive industry in general is cyclical and economic slowdowns in the past have affected the manufacturing sector including the automotive and related industries. Unless there is improvement in key economic factors such as growth rate, interest rates and inflation together with availability of financing for vehicles at competitive rates, our automotive sales in India and results of operations may be adversely affected.

We acquired the Jaguar and Land Rover business from Ford Motor Company in June 2008. In addition, we also have automotive operations in South Korea and Thailand. Jaguar and Land Rover have significant presence in the UK, North America, Continental Europe and have operations in most of the major countries across the globe. The global economic meltdown significantly impacted the global automotive markets, particularly the United States, Europe and Japan. Our strategy which includes new product launches and expansion into growing markets such as China and Russia may not be sufficient to mitigate the decrease in demand for our products in established markets, which could have a significant adverse impact on our financial performance. Should industry demand soften beyond our expectations because of a continuing slowdown or negative economic growth in key markets or other factors, our results of operations and financial condition could be substantially adversely affected.

As of March 31, 2009, we had a debt of Rs.435,815 million, including the bridge finance raised for purpose of the Jaguar Land Rover acquisition. While we were able to refinance the bridge loan in May 2009, continuing economic weakness and depressed demand for our products may put further pressure on our liquidity requirements and deterioration of the financial markets may impede our efforts to raise capital and/or raise capital at a reasonable cost in order to meet our future growth plans. These may adversely impact our results of operations.

We have incurred a substantial amount of indebtedness in connection with the acquisition of Jaguar Land Rover, and our proposed repayment of the amended acquisition facility may be delayed, each of which could adversely affect our future business performance and financial condition.

        On June 2, 2008, we acquired Jaguar Land Rover from Ford Motor Company on a debt-free basis, for consideration of US$2.5 billion, in an all-cash transaction, through JaguarLandRover Limited, a wholly-owned subsidiary of TML Holdings Pte Ltd, Singapore, which is our 100% subsidiary. JaguarLandRover Limited borrowed US$3 billion under a short-term bridge loan facility, which we guaranteed. In May 2009, against the US$2 billion outstanding against this facility, US$852 million was repaid through proceeds of Secured Non-Convertible Credit Enhanced Rupee Debentures. An agreement was also reached with the syndicate of banks to amend the bridge loan facility, extending the final maturity of the residual US$1 billion by 18 months up to December 31, 2010 (the “Amended Acquisition Facility”).

As at March 31, 2009, we had a debt of Rs.435,815 million. Our substantial level of indebtedness may: (i) increase the possibility that we will be unable to generate cash sufficient to pay, when due, the principal of, interest on or other amounts due in respect of our indebtedness, (ii) require us to dedicate a substantial portion of our cash flow from operations to payments on our indebtedness, thereby reducing the availability of our cash flow to fund working capital, capital expenditures, acquisitions and other general corporate purposes, (iii) materially impact our ability to pay dividends in the future and/or (iv) lead to a downgrade of our credit rating by international and domestic rating agencies, thereby adversely impacting our ability to raise additional financing and the interest rates and commercial terms on which such additional financing is available. Our rating for foreign currency borrowings was revised by Standard & Poor’s to B (Credit Watch with Negative Implications) and by Moodys’ to B3 (Stable), while for borrowing in local currency the rating was revised to A (Stable) by Crisil and to LA+ by ICRA.

We intend to refinance the Amended Acquisition Facility through the issuance of ordinary shares and/or securities linked to, or convertible into, ordinary shares, including, but not limited to, the issuance of depositary receipts in the international market and/or through other measures, such as monetization of a part of our investments through a phased divestment plan at prevailing market prices.

The execution of our refinancing plan is subject to various risks, including, among other things: (i) the receipt of any other regulatory or corporate approvals that are necessary, (ii) market conditions, which have been particularly exacerbated by the dislocation of the fixed income and securitization markets following the global credit crisis and (iii) foreign currency movements.

We cannot assure you that any of the conditions for our funding plans will be satisfied. If we or any other relevant parties are unable to satisfy any of the conditions for our funding plans or satisfy these conditions in the time frame that we expect, we may not be able to repay the Amended Acquisition Facility in the time frame that we expect, which could materially adversely affect our future business performance and financial condition. In addition, our costs of borrowing depend in part on our credit ratings by international and domestic rating agencies. A downgrade of our rating for foreign or local currency borrowings could adversely impact our ability to raise the amount proposed under our funding plans through the incurrence of debt and the interest rates at which such financing alternatives may be available to us.

Certain restrictive covenants in our financing agreements may limit our operational and financial flexibility and our future results of operations and financial condition may be adversely affected if we are not able to comply with certain maintenance covenants contained in our financing agreements.

Some of our financing agreements and debt arrangements set limits on, and/or require it to obtain lender consents before, among other things, undertaking certain projects, issuing new securities, changing management, merging, consolidating, selling significant assets, creating subsidiaries or making certain investments. In addition, certain financial covenants may limit our ability to borrow additional funds or to incur additional liens.

In the past, we have been able to obtain required lender consents for such activities. However, there can be no assurance that we will be able to obtain such consents in the future. If our financial or growth plans require such consents, and such consents are not obtained, we may be forced to forgo or alter our plans, which could adversely affect our results of operations and financial condition.

Certain of our financing arrangements also include covenants to maintain certain debt-to-equity ratios, debt-to-earnings ratios, liquidity ratios, capital expenditure ratios and debt coverage ratios. We cannot assure prospective investors that such covenants will not hinder our business development and growth in the future. In the event that we breach these covenants, the outstanding amounts due under such financing agreements could become due and payable immediately. A default under one of these financing agreements may also result in cross-defaults under other financing agreements and result in the outstanding amounts under such other financing agreements becoming due and payable immediately. Defaults under one or more of our financing agreements could have a material adverse effect on our results of operations and financial condition.

Jaguar Land Rover has incurred losses in previous years and our financial performance will be affected in the future by the performance of Jaguar Land Rover.

The global financial meltdown and high fuel prices, especially after September 2008, combined with vehicle financing and demand drying up, impacted the auto industry worldwide, including Jaguar Land Rover. The sales volume over the 10 months post-acquisition for Jaguar Land Rover decreased by approximately 32% from the comparable period in the previous year, resulting in a loss before tax of GBP427 million. In response, we have taken action to reduce inventory, improve working capital and reduce investments and payroll costs, including through workforce reduction of more than 2,000. However, profitability continues to come under strain given the slow revival of the global economy and impact of suppressed demand and prices.

        Since March 2009, Jaguar Land Rover have secured, or have credit approval for, further financing facilities. This includes approved funding of GBP340 million from the European Investment Bank. While we anticipate that access to this funding can be secured in the near future through appropriate commercial arrangements without necessitating guarantees from the UK Government, for which discussions have been ongoing for some time, no assurance can be made that this or any other facility will be obtained, and the failure to do so could adversely affect our financial condition and results of operations.

In addition, the long-term profitability of Jaguar Land Rover continues to depend on successful execution of its business strategies, including sustained cost savings and successful introduction of its new models. Our financial performance, including our profit margins and our operating ratios, will be affected in the future by the performance of Jaguar Land Rover.

Because of the acquisition of Jaguar Land Rover, our historical financials may not be comparable.

On June 2, 2008, we completed the acquisition of Jaguar Land Rover from Ford. Therefore, our historical consolidated financial statements for the fiscal years ended on and before March 31, 2008 do not include the results of Jaguar Land Rover, and neither pro forma nor historical consolidated financial statements showing our combined results of operations and financial condition, including Jaguar Land Rover, have been prepared or are being provided in this annual report. Our financial statements for the fiscal year ended March 31, 2009 include the results of Jaguar Land Rover for the period from June 2, 2008 to March 31, 2009.

This may make it difficult to compare our past performance and financial condition or to estimate our consolidated performance in the future. Moreover, the global dislocation of the automotive industry, including Jaguar Land Rover’s markets, make past performance of the business not necessarily indicative of future demand trends or results.

Currency and exchange rate fluctuations could adversely affect our results of operations.

Our operations are subject to risk arising from fluctuations in exchange rates with reference to countries in which we operate. These risks primarily relate to fluctuations of GBP to US Dollar, Japanese Yen and Euro, and fluctuations of Indian Rupee against GBP, US Dollar and Euro.

        We import capital equipment, raw materials and components and also sell our vehicles in various countries. These transactions are denominated in foreign currencies, primarily the U.S. dollar and Euro. Moreover, we have outstanding foreign currency denominated debt and hence we are sensitive to fluctuations in foreign currency exchange rates. We have experienced and expect to continue to experience foreign exchange losses and gains on obligations denominated in foreign currencies in respect of our borrowings and foreign currency assets and liabilities due to currency fluctuations. Although we engage in currency hedging as per our policy in order to decrease our foreign exchange exposure, the weakening of rupee against the dollar or other major foreign currencies may have an adverse effect on our cost of borrowing and consequently may increase our financing costs, which could have a significant adverse impact on our results of operations.

Adverse fluctuations in the value of the rupee against the dollar and GBP and also fluctuations of GBP against other major foreign currencies during fiscal 2009 had an adverse impact on our financial condition and results of operations. Any further depreciation of rupee against dollar may affect our results of operations in the future periods, mainly due to dollar denominated borrowings.

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

The Indian automobile industry is highly competitive. We face strong competition in the Indian market from domestic as well as foreign automobile manufacturers. Improving infrastructure and robust growth prospects compared to other mature markets is attracting a number of international companies to India who have either created joint ventures with local partners or have established independently owned operations in India. International competitors bring with them decades of international experience, global scale, advanced technology and significant financial resources. Also the recent weakness in demand for passenger vehicles and commercial vehicles in the Indian automobile market has resulted in overcapacity and price competition. Consequently, domestic competition is likely to further intensify in the future. There can be no assurance that we will be able to implement our future strategies in a way that will mitigate the effects of increased competition in the Indian automotive industry.

Our future success depends on our ability to satisfy changing customer demands by offering innovative products in a timely manner and maintaining such products’ competitiveness.

In the competitive automotive industry, our competitors can gain significant advantage if they are able to offer products satisfying customer needs earlier than we are able to, which could adversely impact our sales and results of operations. Unanticipated delays in implementing the introduction of new products or in expansion plans resulting in delays in capacity enhancements and/or new product launches and cost overruns could adversely impact our results of operations. Customer preferences especially in many of the developed markets seem to be moving in favour of more fuel efficient vehicles. Further, in many countries there has been a significant pressure on the automotive industries for reduction in carbon dioxide emissions. In many markets these preferences are driven by increasing government regulations and rising fuel prices.

Our operations may be significantly impacted if there is a delay in developing fuel efficient products that reflect changing customer preferences, especially in the premium automotive category and products aimed at reducing carbon dioxide emissions. In addition, there can be no assurance that the market acceptance of our future products will meet our expectations, in which case we could be unable to realize the intended economic benefits of our investments and our results of operations may be adversely affected.

We are subject to risks associated with product liability, warranty and recall.

We are subject to risks and costs associated with product liability, warranties and recalls, should we supply defective products, parts, or related after-sales services, which could generate adverse publicity and adversely affect our business, results of operations and financial condition. Such events could also require us to expend considerable resources in correcting these problems and could adversely affect demand for our products.

We are subject to risk associated with our automobile financing business.

We are subject to-risk associated with our automobile financing business. Any defaults by our customers or inability to repay installments as due, could adversely affect our business, results of operations and cash flows. In addition, any downgrades in our credit ratings may increase our borrowing costs and restrict our access to the debt markets. Over time, and particularly in the event of any credit rating downgrades, market volatility, market disruption or otherwise, we may need to reduce the amount of financing receivables we originate, which could adversely affect our ability to support the sale of our vehicles.

Underperformance of our distribution channels and supply chains may adversely affect our sales and results of operations.

Our products are sold and serviced through a network of authorized dealers and service centers across our home markets, and a network of distributors and local dealers in international markets. We monitor the performance of our dealers and distributors and provide them with support to enable them to perform to our expectations. There can be no assurance, however, that our expectations will be met and under-performance by our dealers or distributors could adversely affect our sales and results of operations.

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

Adverse economic conditions and falling vehicle sales have had significant financial impact on some of our suppliers and distributors. Further deterioration of automobile demand and lack of access to sufficient financial arrangements to our supply chain could impair timely availability of components and parts to us while distress of our distributors may impact our performance in some markets.

In respect of our Jaguar Land Rover operations, as part of a separation agreement from Ford, we entered into supply and transitional service agreements with Ford and certain other third parties for critical components and other corporate services. Any disruption of such transitional services could have a material adverse impact on our operations and financial condition.

Increases in input prices may have a material adverse impact on our result of operations.

In fiscal 2009 and 2008 consumption of raw materials, components and aggregates and purchase of products for sale (including change in stock) constituted approximately 67.6% and 66.8% respectively, of total revenues. Prices of commodity items used in manufacturing automobiles, including steel, rubber, copper and zinc, have significantly increased over the past two years. Although, these prices have begun to show some signs of softening lately and we have been pursuing cost reduction programs and product price increases, to partially offset these input price increases, there can be no assurance that we will be able to recover any future cost increases in commodity products through cost-saving measures elsewhere or that we will be able to sufficiently increase the selling prices of our products, which could materially and adversely impact our sales and results of operations. In addition, because of intense price competition and our high level of fixed costs, we may not be able to adequately address changes in commodity prices even if they are foreseeable. Significant increases in these prices could have a substantial adverse effect on our financial condition and results of operations.

Further, after touching a low of approximately US$40 in February 2009, crude oil prices have begun an upward movement. Increased fuel costs pose a significant challenge to automobile manufacturers worldwide, including us, especially in commercial vehicle segments, where fuel costs represent a significant portion of the operational costs of such vehicles, and premium cars.

The performance of our subsidiaries and affiliates may adversely affect our results of operations.

We have made and may continue to make capital commitments to our subsidiaries and affiliates, and if the business and operations of subsidiaries and affiliates to which we make capital commitments, deteriorate, the value of our investments may be adversely affected.

We are subject to risks associated with growing our business through mergers and acquisitions.

We believe that our acquisitions provide us opportunities to grow significantly in the global automobile markets with access to additional brands, products, technologies and capabilities, and offer potential synergies. However, the scale, scope and nature of the integration required in connection with the acquisitions present significant challenges, and we may be unable to integrate effectively within our expected schedule the various subsidiaries, divisions and facilities. The acquisition may not meet our expectations and the realization of the anticipated benefits may be blocked, delayed or reduced as a result of numerous factors, some of which are outside our control.

We will continue to evaluate growth opportunities through suitable mergers and acquisitions in the future. Growth through mergers and acquisitions involve business risks, including unforeseen contingent risks or latent business liabilities that may only become apparent after the merger or acquisition is finalized. The key success factor will be successful integration and management of the merged/acquired entity with us, retention of key personnel, joint sales and marketing efforts, and management of a larger business. If we are not able to manage these risks successfully, our results of operations could be adversely affected.

Our business is seasonal in nature and a substantial decrease in our sales during certain quarters could have a material adverse impact on our financial performance.

The sales volumes and prices for our vehicles are influenced by the cyclicality and seasonality of demand for these products, primarily in the Indian market. Demand generally peaks between January and March, although there also is a decrease in demand in February just before release of the Indian fiscal budget. Demand is usually lean from April to July and picks up again in the festival season from September onwards, with a decline in December due to year-end. The automotive industry has been cyclical in the past and we expect this cyclicality to continue.

The business of Jaguar Land Rover is impacted by the bi-annual registration of vehicles in the United Kingdom wherein the vehicle registration number changes every six months which, in turn has an impact on the resale value of the vehicles. This leads to a bunching up of sales during the period when the aforementioned change occurs. Most other markets such as the United States are driven by introduction of new model year derivatives which typically occurs in the autumn of each year. Furthermore, western European markets tend to be impacted by main summer and winter holidays. The resulting sales profile influences operating results on a quarter-to-quarter basis.

We may be adversely affected by labor unrest.

All of our permanent employees, other than officers and managers, in India and most of our permanent employees in South Korea and the United Kingdom, including certain officers and managers, in relation to our automotive business, are members of labor unions and are covered by our wage agreements, where applicable with those labor unions which have different tenures at different locations. In general, we consider our labor relations with all of our employees to be good. However, we may in the future be subject to labor unrest, which may delay or disrupt our operations in the affected regions, including the acquisition of raw materials and parts, the manufacture, sales and distribution of products and the provision of services. If work stoppages or lock-outs at our facilities or at the facilities of our major vendors occur or continue for a long period of time, our business, financial condition and results of operations may be adversely affected.

Any inability to manage our growing international business may adversely affect our results of operations.

        Our growth strategy also relies on the expansion of our operations by introducing certain automotive products in other parts of the world, including Europe, China, Russia and other parts of Asia. The costs involved in entering and establishing ourselves in new markets, and expanding such operations, may be higher than expected, and we may face significant competition in those regions. In addition, our international business is subject to many actual and potential risks, including language barriers, cultural differences and other difficulties in staffing and managing overseas operations, inherent difficulties and delays in contract enforcement and the collection of receivables through the legal systems of some foreign countries, the risk of non-tariff barriers, other restrictions on foreign trade or investment sanctions, and the burdens of complying with a wide variety of foreign laws and regulations.

If we are unable to manage risks related to our expansion and growth in other parts of the world, our business, results of operations and financial condition could be adversely affected.

Future pension obligations may prove more costly than currently anticipated and the market value of assets in our pension plans could decline.

We provide post retirement and pension benefits to our employees some of which are defined benefit plans.

Our pension liabilities are generally funded, and the pension plan assets are particularly significant in respect of the Jaguar and Land Rover pension plans. In the event that the actuarially determined liabilities exceed the plan assets at the time of valuation, we would have to agree on new contributions with the trustees of Jaguar and Land Rover pension to fund the deficit over such period of time as agreed.

Lower return on pension fund assets, changes in market conditions, changes in interest rates, changes in inflation rates, and adverse changes in other critical actuarial assumptions, may impact the pension liabilities and consequent increase funding requirements, which will adversely affect our financial condition and results of operations.

Our insurance coverage may not be adequate to protect us against all potential losses to which we may be subject, and this may have a material adverse effect on our business.

While we believe that the insurance coverage that we maintain is reasonably adequate to cover all normal risks associated with the operation of our business, there can be no assurance that any claim under our insurance policies will be honored fully or timely. Accordingly, to the extent that we suffer loss or damage that is not covered by insurance or which exceeds our insurance coverage, our financial condition may be affected.

Political and Regulatory Risks.

India’s obligations under the World Trade Organization Agreement.

India’s obligation under its World Trade Organization agreement could lower the present level of tariffs on imports of components and vehicles, particularly with respect to cars in completely built units and/or completely knocked down units, which could adversely affect our sales and results of operations.

Environmental, Fiscal and Other Governmental regulations.

As an automobile company, we are subjected to extensive governmental regulations regarding vehicle emission levels, noise, safety and levels of pollutants generated by our production facilities. These regulations are likely to become more stringent and compliance costs may significantly impact our future results of operations. In particular, the U.S. and Europe have stringent regulations relating to vehicular emissions. The proposed tightening of vehicle emissions regulations by the European Union will require significant costs for compliance. While we are pursuing various technologies in order to meet the required standards in the various countries in which we sell our vehicles, the costs for compliance with these required standards can be significant to our operations and may adversely impact our results of operations.

Imposition of any additional taxes and levies designed to limit the use of automobiles could adversely affect the demand for our products and our results of operations. Changes in corporate and other taxation policies as well as change in export and other incentives given by the various governments could also adversely affect our results of operations.

Regulations in the areas of investments, taxes and levies may also have an impact on Indian securities, including our shares and ADSs. In this regard it is important to note that the Government has recently released a new draft direct tax code which if brought into force will have a significant impact on the current tax regime, including in respect of our shares and ADSs.

We may be adversely impacted by political instability, wars, terrorism, multinational conflicts, natural disasters, fuel shortages/prices, epidemics and labor strikes.

Our products are exported to a number of geographical markets and we plan to expand our international operations further in the future. Consequently, we are subject to various risks associated with conducting our business outside our home markets and our operations may be subject to political instability in those markets, wars, terrorism, regional and/or multinational conflicts, natural disasters, fuel shortages, epidemics and labor strikes. Any significant or prolonged disruptions or delays in our operations related to these risks could adversely impact our results of operations.

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

In addition, new laws, regulations and standards regarding corporate governance may make it more difficult for us to obtain director and officer liability insurance. Further, our board members, chief executive officer and chief financial officer could face an increased risk of personal liability in connection with the performance of their duties. As a result, we may face difficulties attracting and retaining qualified board members and executive officers, which could harm our business. If we fail to comply with new or changed laws or regulations and standards differ, our business and reputation may be harmed.

Risks associated with Investments in an Indian Company.

Political changes in the Government in India could delay and/or affect the further liberalization of the Indian economy and adversely affect economic conditions in India generally and our business in particular.

Our business could be significantly influenced by economic policies adopted by the Government. Since 1991, successive Indian Governments have pursued policies of economic liberalization and financial sector reforms.

The Government has at various times announced its general intention to continue India’s current economic and financial liberalization and deregulation policies. However, protests against privatizations, which have occurred in the past, could slow the pace of liberalization and deregulation. The rate of economic liberalization could change, and specific laws and policies affecting foreign investment, currency exchange rates and other matters affecting investment in India could change as well.

The Government has traditionally exercised and continues to exercise influence over many aspects of the economy. Our business and the market price and liquidity of our ADSs and Shares may be affected by interest rates, changes in Government policy, taxation, social and civil unrest and other political, economic or other developments in or affecting India.

Although the previous Government had announced policies and taken initiatives that supported the economic liberalization policies pursued by earlier Governments, the rate of economic liberalization could change, and specific laws and policies affecting foreign investment and other matters affecting investment in Our securities could change as well. While we expect the new Government to continue the liberalization of India’s economic and financial sectors and deregulation policies, there can be no assurance that such policies will be continued.

A change in the Government’s policies in the future could adversely affect business and economic conditions in India and could also adversely affect our financial condition and results of operations. A significant change in India’s economic liberalization and deregulation policies could disrupt business and economic conditions in India generally, and specifically those of our company, as a substantial portion of our assets are located in India

Terrorist attacks, civil disturbances, regional conflicts and other acts of violence, particularly in India, may disrupt or otherwise adversely affect the markets in which we operate, our business and our profitability.

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

There may be a different level of regulation and monitoring of the Indian securities markets and the activities of investors, brokers and other participants, than in the United States. The Securities and Exchange Board of India (SEBI) received statutory powers in 1992 to assist it in carrying out its responsibility for improving disclosure and other regulatory standards for the Indian securities markets. Subsequently, SEBI has prescribed regulations and guidelines in relation to disclosure requirements, insider dealing and other matters relevant to the Indian securities market. There may, however, be less publicly available information about Indian companies than is regularly made available by public companies in the United States.

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

The exchange rate between the rupee and the dollar has changed substantially in the last two decades and may substantially fluctuate in the future. The value of the rupee against the dollar was Rs. 46.89 = US$ 1.00 as of October 07, 2009.

Holders of ADSs have fewer rights than shareholders and must act through the depositary to exercise those rights.

Although holders of ADSs have a right to receive any dividends declared in respect of shares underlying the ADSs, they cannot exercise voting or other direct rights as a shareholder with respect to the shares underlying the ADSs evidenced by ADRs. Citibank, N.A. as depositary is the registered shareholder of the deposited shares underlying our ADSs, and therefore only Citibank, N.A. can exercise the rights of shareholders in connection with the deposited shares. Only if requested by us, the depositary will notify holders of ADSs of upcoming votes and arrange to deliver our voting materials to holders of ADSs. The depositary will try, in so far as practicable, subject to Indian laws and the provisions of our Articles of Association, to vote or have its agents vote the deposited securities as instructed by the holders of ADSs. If the depositary receives voting instructions in time from a holder of ADSs which fail to specify the manner in which the depositary is to vote the shares underlying such holder’s ADSs, such holder will be deemed to have instructed the depositary.

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

We are India’s largest automobile manufacturer by revenue, the largest commercial vehicle manufacturer and among the top three passenger vehicle manufacturer in terms of units sold in India during fiscal 2009. We are also the world’s fourth largest truck manufacturer and we believe we are one of the largest bus manufacturers in the above 6 ton category. We have a broad portfolio of automotive products, ranging from sub — 1 ton to 49 ton gross vehicle weight, or GVW, trucks (including pickup trucks) and from small, medium, and large buses and coaches to passenger cars including the world’s cheapest car- the Tata Nano, introduced in 2009 and utility vehicles.

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

•

We have also been distributing and marketing Fiat branded cars in India since March 2006. We have a joint venture with Fiat Group Automobiles, located at Ranjangaon in Maharashtra to manufacture passenger cars, engines and transmissions for the Indian and overseas markets. Established in April 2008, the plant currently manufactures the Fiat Palio, Fiat Linea, Fiat Punto and Indica Vista and engines and transmissions.

•

In May 2006, we entered into a joint venture agreement with Brazil-based Marcopolo S.A., or Marcopolo, a global leader in body-building for buses and coaches, to manufacture and assemble fully-built buses and coaches in India, wherein we have a 51% ownership, the balance being held by Marcopolo.

•

In December 2006, we entered into a joint venture agreement with Thonburi Automotive Assembly Plant Co Ltd., Thailand, or Thonburi, to manufacture pickups in Thailand. We owned 70% of the joint venture called Tata Motors (Thailand) Limited, or TMTL, while Thonburi owned the remaining 30% as of March 31, 2009. Currently, we own 86.78% of the joint venture, while Thonburi owns the remaining 13.22%. The joint venture which began vehicle production in March 2008 will enable us to address the Thailand market, which is a major market for pickup trucks, and other potential markets in that region.

•

For some of our products, we are also expanding our international export operations, which have been continuing since 1961. Our Tata vehicles are being marketed in several countries in Europe, Africa, the Middle East, Australia, South East Asia and South Asia. During fiscal 2008, Tata Motors (SA) Proprietary Limited (TMSA), a joint venture company in which we hold 60% with the remaining 40% being held by Tata Africa Holdings (SA) (Pty.) Limited, was formed for the manufacture and assembly operations of our LCVs and in South Africa. TMSA has not yet started operations.

•

In June 2008, we acquired the Jaguar Land Rover business from Ford Motor Company. Jaguar Land Rover is a global premium automotive business, which designs, manufactures and sells Jaguar luxury performance cars and Land Rover premium all-terrain vehicles. Jaguar and Land Rover have internationally recognized brands, a strong product portfolio of award winning luxury performance cars and premium all-terrain vehicles, brand specific global distribution networks and strong research and development capabilities. As part of the acquisition, we acquired the global businesses relating to Jaguar Land Rover including three major manufacturing facilities and two advanced design and engineering facilities in the United Kingdom and 26 national sales companies spread across the world.

We have a substantial presence in India and we estimate that more than four million vehicles produced by us are currently being operated in India. We believe that the recent Jaguar Land Rover acquisition represents an important milestone in our growth strategy , allowing us to participate immediately in the luxury performance car and premium all-terrain vehicle segments and enhance our global market presence.

We produce a wide range of automotive products, including:

•

Passenger Cars. Our passenger cars include the Indica, a compact car, the new generation of the Indica, the Indica Vista launched in August 2008, the Indigo, a mid-sized car and the Indigo Marina, a station wagon version of the Indigo. These passenger cars are manufactured in gasoline and diesel engine versions. We have expanded our car lines by introducing several variants to suit different customer preferences. For example, the Indica gasoline variant, Xeta, is available also with a dual fuel (petrol and liquified petroleum gas, or LPG) engine. In March 2009 we also announced the commercial launch of the Tata Nano. Also through Jaguar we have established a presence in the premium car market. Jaguar produces four car lines XK, XF, XJ and X-Type. The new Jaguar XF saloon, successor to the S-Type, went on sale in March 2008. In early 2009 Jaguar launched new naturally aspirated and super charged 5.0 litre petrol engines in the XK, XKR, XF and XFR along with a new 3.0 litre diesel engine in the XF, giving significantly improved performance and fuel economy

•

Utility Vehicles. We manufacture a number of utility vehicles, or UVs, including the Sumo, and the sports utility vehicle or SUV, Tata Safari. Both the Sumo and the Safari have various variants to meet different consumer preferences such as the Safari DICOR 2.2 VTT range, powered by a new 2.2 L Direct Injection Common Rail (DICOR) engine and the Sumo Grande, an SUV with the comforts of a family car. During fiscal 2009 we launched the Xenon XT, a lifestyle pickup. We are present in the premium all-terrain vehicles market through our Land Rover SUVs. Land Rover produces five car lines under the brands of Range Rover and Land Rover. Range Rover is the premium range consisting of Range Rover and Range Rover Sport, with the Land Rover brand being made up of Defender, Discovery and Freelander vehicles

•

Light Commercial Vehicles. We manufacture a variety of light commercial vehicles, or LCVs, including pickup trucks, trucks and buses with GVW of between 0.7 ton and 7.5 tons. This also includes the Ace, India’s first indigenously developed mini-truck with a 0.7 ton payload, the Magic, a passenger variant for commercial transportation developed on the Ace platform and the Winger.

•

Medium and Heavy Commercial Vehicles. We manufacture a variety of medium and heavy commercial vehicles, or M&HCVs, which include trucks, buses, dumpers and multi-axled vehicles with GVW of between 9 tons to 49 tons. In addition, through Tata Daewoo Commercial Vehicle Company Limited, or TDCV, our wholly-owned subsidiary in South Korea, we manufacture a range of high horsepower trucks ranging from 220 horsepower to 500 horsepower, including dump trucks, tractor-trailers, mixers and cargo vehicles. Recently in May 2009, we unveiled a new range of trucks, that we believe match the best in the world in performance at a lower life-cycle cost, termed as ‘Prima’, earlier referred to as World Truck, to be gradually introduced in South Korea, South Africa, the SAARC countries and the Middle East.

We believe that the foundation of our growth over the last 50 years has been a deep understanding of economic conditions and customer needs, and the ability to translate them into customer desired products though leading edge research and development. Our Engineering Research Centre, established in 1966, has enabled us to successfully design, develop and produce our own range of vehicles. We have acquired impressive engineering facilities of Jaguar and Land Rover. In addition, we established a wholly-owned subsidiary under the name Tata Motors European Technical Centre PLC, or TMETC, in the United Kingdom, in the field of automobile research and engineering. TMETC acquired Miljobil Grenland AS (Miljobil Grenland), a Norwegian company specializing in the development and manufacture of electric vehicles, in October 2008. Electric vehicles form a significant part of our ongoing strategy. Miljo Innovasjon AS, a wholly owned subsidiary of Miljobil Grenland, specializes in the development and manufacture of lithium ion batteries. This acquisition has enabled us to secure a route to market for batteries for electric vehicles and enables us to develop convenient and sustainable solutions for electric and hybrid vehicles. We believe this research center along with the capabilities of our Jaguar Land Rover business will also facilitate the development of our products, in particular, our passenger cars.

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

Tata Technologies Limited, or TTL our 82.66% owned subsidiary, provides through its operating companies, INCAT and Tata Technologies iKS, specialized engineering & design services, product lifecycle management and product-centric IT services to leading global manufacturers. TTL’s customers are among the world’s premier automotive, aerospace and consumer durable manufacturers. TTL had 11 functional subsidiary companies as at March 31, 2009. A few of these subsidiaries are being wound-up, liquidated or merged as part of our restructuring initiatives being undertaken with the objective of enhancing operating efficiencies by sharpening focus on its services and product business, fixing territorial responsibility for top and bottom line growth and establishing a global delivery centre supporting the overall business. The consolidated revenue for TTL was Rs.12,286 million in fiscal 2009, an increase of 12.1% from Rs.10,963 million in fiscal 2008, due to augmented relationships with existing global automotive and aerospace customers and the acquisition of new customers.

Telco Construction Equipment Company Ltd, or Telcon, is engaged in the business of manufacturing and sale of construction equipment and providing related supporting services. We own 60% of Telcon, with the remaining 40% being held by Hitachi Construction Machinery Company Limited, (HCM) Japan. In April 2008, Telcon acquired two Spanish Companies, namely Serviplem S.A and Comoplesa Lebrero S.A, by acquiring 79% and 60% shares of the respective companies. These acquisitions are expected to further strengthen the company’s product capabilities.

TML Distribution Company Limited or TDCL, our wholly-owned subsidiary, was incorporated on March 28, 2008. TDCL is engaged in the business of dealing and providing logistics support for distribution of our products throughout India. TDCL has commenced operations in August 2008.

Our wholly-owned subsidiary, Tata Motors Finance Limited, or TMFL, was incorporated on June 1, 2006 with the objective of becoming a preferred financing provider for our dealer’s customers by capturing customer spending over the vehicle life-cycle relating to vehicles sold by us. In India, TMFL is registered with the RBI as a Systemically Important Non-Deposit Taking Non-Banking Financial Company and is classified as an Asset Finance Company under the RBI’s regulation on Non-Banking Finance Companies. For the year ended March 31, 2009, TMFL made disbursements of approximately Rs.49,000 million.

Our wholly-owned subsidiary, Tata Motors Insurance Services Limited, now known as Tata Motors Insurance Broking and Advisory Services Limited undertakes the business of insurance and reinsurance broking, which commenced business in July 2008.

As of March 31, 2009, our operations included 74 consolidated subsidiaries and 7 equity method affiliates, in respect of which we exercise significant influence.

As of March 31, 2009, we had approximately 49,473 permanent employees, including approximately 25,835 permanent employees at our consolidated subsidiaries.

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

B. Business Overview.

We primarily operate in the automotive segment. Our automotive segment operations includes all activities relating to development, design, manufacture, assembly and sale of vehicles including financing thereof, as well as sale of related parts and accessories. The acquisition of Jaguar Land Rover is intended to expand our presence into the premium car market. The integration of Jaguar Land Rover into our automotive business is in progress, pending which we have bifurcated our automotive segment into “Tata vehicles” and “Jaguar Land Rover business” for the year ended March 31, 2009.

Our other operations business segment includes information technology, or IT services, construction equipment manufacturing, machine tools and factory automation solutions, high-precision tooling and plastic and electronic components for certain applications and investment business.

Our Strategy

We believe that we have established a strong position in the Indian automobile industry by launching new products, investing in research and development and maintaining our financial strength. We have also benefited from the expansion of our manufacturing and distribution network. Our goal is to position ourselves as a major international automotive company by offering products across various markets by combining our engineering and other strengths and through strategic acquisitions. Our strategy to achieve these goals consists of the following elements:

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

We believe that our in-house research and development capabilities, our subsidiary TDCV in South Korea, our association with Hispano in Spain, our joint ventures with Marcopolo of Brazil in India and with Thonburi in Thailand, our relationship with Fiat and our acquisition of the Jaguar Land Rover business will enable us to expand our product range and extend our geographical reach. We launched the Ace, the first sub one-ton payload mini-truck in India, in May 2005, which has created a new category in the Indian commercial vehicle industry and we rolled out the 100,000th Ace in a record time of 22 months since its launch. In fiscal 2008 we launched the Magic, a passenger variant from the same platform, to tap into the potential increase in mass passenger transport in both rural and urban regions. We also launched the Winger, India’s only maxi-van, to cater to the intra-city and long-distance transportation needs of our customers. Similarly we believe that the manufacturing prowess of the joint venture with Marcopolo was proven in the execution of the 650 buses order we received from Delhi Transport Corporation (DTC) in 2007. Based upon the performance of these vehicles, we received another order of 1625 buses to be supplied to DTC.

In passenger vehicles, we entered the compact car segment with the Indica in 1998. We sold approximately 100,000 units of Indica within 25 months of its launch in the market. On the same platform, we developed a sedan version, the Indigo, which was launched in 2002. We also launched an estate version in 2004. In 2006, we expanded the Tata Indigo range by launching the Tata Indigo XL — the country’s first stretched sedan concept. We are currently working to upgrade and expand our product offerings in the passenger car market. In August 2008, we launched the new generation of the Indica, the Indica Vista, with options of diesel and gasoline engines, from our joint venture with Fiat as well as our own engines and have plans to launch the next generation sedan in the near future. We have also conceptualized, developed and commercially launched the Nano, a low cost car for safe family transportation, breaking several conventional ideas of automobile development. We believe that this product will enable us to capture a strong share of a large potential market for safe and affordable transportation. Our investment in Miljobil Grenland will also enable us to develop convenient and sustainable solutions for electric and hybrid vehicles. The recent acquisition of Jaguar Land Rover has given us the opportunity to participate immediately in the luxury performance car and premium all-terrain vehicle segments with globally recognized brands and has diversified our business across markets and product segments. We will continue to build upon the internationally recognized brands of Jaguar Land Rover.

Mitigating cyclicality: The automobile industry is impacted by cyclicality. To mitigate the impact of cyclicality, we plan to continue to strengthen our operations through significant presence across different segments, wide range of products and geographies. We also plan to continue to strengthen our non-vehicle business, such as spare part sales, annual maintenance contracts, sales of aggregates for non-vehicle businesses, reconditioning of aggregates, sale of castings, production aids and tooling and fixtures to reduce the impact of cyclicality.

Expanding our international business: We have a two-fold strategy of expanding our operations into other geographic areas, through strategic acquisitions and by expanding our product range into select geographies where we have an opportunity to grow in markets with similar characteristics to the Indian market. Our international business strategy has already resulted in the continuous growth of our international operations over the past three fiscal years. For example, we have consolidated our position in the Ukraine to become the largest competitor in the light bus market under seven meters and the third largest competitor in the seven ton GVW light truck segment, in terms of unit sales. TDCV continues to be the largest exporter of heavy commercial vehicles from South Korea. Additionally our acquisition of Jaguar Land Rover has significantly expanded our geographical presence. While we continue to export from India and South Korea into many of these markets, we are also establishing a manufacturing footprint where it is beneficial to do so. We have established a Subsidiary along with Thonburi in Thailand to manufacture pickup trucks and have also received approval from the Thailand government for the Eco-car project. During fiscal 2008, we established a joint venture company to undertake manufacture and assembly operations of our in South Africa, which has been one of our largest export market from India in terms of unit volume.

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

In response to the recent economic slowdown, we have further intensified efforts to review and realign our cost structure. We have adjusted our production in line with demand and undertaken steps to reduce overheads such as manpower costs and other fixed costs. In our Indian manufacturing locations we undertook block closures of plants to synchronize supply with demand and also reduced our flexible manpower. Similarly our Jaguar Land Rover business undertook steps to reduce production and also entered into an agreement with its labour unions for a pay freeze until 2010 and also reduced headcount. Further, Jaguar Land Rover is exploring opportunities to reduce the raw material costs through increase in sourcing from low cost countries.

Continuing focus on high quality and enhancing customer satisfaction: One of our principal goal is to achieve international quality standards for our products and services and we are pursuing various quality improvement programs, both internally and at our suppliers’ premises. We have established a procedure for ensuring quality control of outsourced components. Products purchased from approved sources undergo a supplier quality improvement process. We also have a program for assisting vendors from whom we purchase raw materials or components to maintain quality. Each vendor is reviewed on a quarterly basis on parameters of quality, cost and delivery. Preference is given to vendors with QS-9000 certification. We also maintain a stringent quality assurance program that includes random testing of production samples, frequent re-calibration of production equipment and analysis of post-production vehicle performance and ongoing dialogue with workers to reduce production errors.

Our extensive sales and service network has also enabled us to provide quality and timely customer service. We are in advanced stages of deploying a Siebel customer relations management system at all dealerships and offices across India, which we believe will help to improve our responsiveness to market and customer service needs.

The new Jaguar XF saloon has received more than 20 international awards, most recently ‘Britain’s Best Car’ in the Auto Express Driver Power survey for 2009, ‘Best Executive Car’ at the What Diesel Magazine awards 2009 and the award for ‘Best Executive Car’ at the 2009 Fleet World Honours. It was previously voted ‘Car of the Year’ by What Car? Magazine. The XJ 2.7 Litre Diesel has been named Britain’s greenest luxury car in the Environmental Transport Association’s 2009 Car Buyers Guide for a third successive year. Jaguar was also ranked No. 1 in J.D. POWER. Customer Service Index (CSI) and Sales Satisfaction Index (SSI) Study for 2008 in the United States.

Enhancing capabilities through the adoption of superior processes: Tata Sons Limited, or Tata Sons, and the entities promoted by Tata Sons, including us, aim at improving the quality of life through leadership in various sectors of national economic significance. In pursuit of this goal, Tata Sons and the Tata Sons promoted entities have institutionalized an approach, called the Tata Business Excellence Model or TBEM, which has been formulated on the lines of the Malcolm Baldridge National Quality Award to enable them to drive performance and attain higher levels of efficiency in their businesses and in discharging social responsibility. The model aims to nurture core values and concepts embodied in various focus areas such as leadership, strategic planning, customers, markets and human resources to be translated to operational performance. Our adoption and implementation of this model seek to ensure that our business can be conducted through superior processes in the future.

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

Customer financing: With financing increasingly becoming a critical factor in vehicle purchases and the rising aspirations of consumers in India, we intend to expand our vehicle financing activities to enhance our vehicle sales. Further, in a scenario where there is lack of sufficient finance availability to vehicles in the Indian market as was witnessed in last two fiscal years, our captive finance business is expected to play a significant role to fill the gap created by other banks and Non Banking Financial Companies, while we will continue to focus on expanding our vehicle financing activities through our 100% subsidiary, Tata Motors Finance Limited, or TMFL.

Continuing to invest in technology and technical skills: We believe, we are one of the most technologically advanced indigenous vehicle manufacturers in India. Over the years, we have enhanced our technological strengths through extensive internal research and development activities. Our research and development resources, which include those at our subsidiaries, like TMETC, TDCV, TTL and Hispano together with the two advanced engineering and design centers of Jaguar Land Rover we recently acquired, further increase our capabilities in product design, manufacturing and quality control. In our Jaguar Land Rover business, we are committed to continue to invest in new technologies to develop products that meet the opportunities of the premium segment, including developing sustainable technologies to improve fuel economy and reduce CO2 emissions. We consider technological leadership to be a significant factor in continued success, and therefore intend to continue to devote significant resources to upgrade our technological base.

Maintaining financial strength: Our cash flow from operating activities in fiscal 2009 and 2008 was Rs. 25,194 million and Rs. 23,114 million respectively. Our net income declined in fiscal 2009, due to sudden and significant deterioration of the world economy, resulting in a significant decline in sales volumes, which affected our income and operating cash flow. However, our net change in working capital has improved. We continue to work on implementation of cost reduction programs, prudent working capital management to improve the cash flows at our automotive operations. We have established processes for project evaluation and capital investment decisions with an objective to enhance our long term profitability.

        Leveraging brand equity: We believe the Tata brand name is associated by Indian customers with reliability, trust and value and is gaining significant international recognition due to the international growth strategies of various Tata Sons promoted entities. The Tata brand is used and its benefits are leveraged by Tata Companies to their mutual advantage. We recognize the need for enhancing our brand recognition in highly competitive markets in which we compete with internationally recognized brands. We, along with Tata Sons and other Tata Companies, will continue to promote the Tata brand and leverage its use in India, as well as in various international markets where we plan to increase our presence. Supported by the corporate level ‘ Tata’ brand, our product brands like Indica, Indigo, Sumo, Safari, Nano and Ace, along with Daewoo, Hispano, Jaguar, Range Rover and Land Rover are highly regarded, and will be nurtured and promoted.

Automotive Operations

In total we sold 672,747 and 597,197 vehicles in fiscal 2009 and 2008 respectively, consisting of 505,399 units of Tata vehicles (including TDCV and Hispano) and 167,348 units of Jaguar Land Rover vehicles in fiscal 2009. In terms of units sold our largest market is India where we sold 461,825 and 530,547 units during fiscal 2009 and 2008 (constituting 68.6% of total sales in fiscal 2009) followed by United Kingdom where we sold 38,630 units in fiscal 2009 (constituting 5.7% of total sales). A geographical breakdown of our revenues is set forth in Item 5.A “— Operating Results — Geographical breakdown”.

Our total sales (including international business sales and Jaguar Land Rover sales) for fiscal 2009 and 2008 are set forth in the table below:

Category	Fiscal 2009		Fiscal 2008
	Units	%	Units	%
Passenger Cars	214,019	31.8%	182,291	30.5%
Utility Vehicles	159,340	23.7%	50,130	8.4%
Light Commercial Vehicles	160,787	23.9%	173,382	29.0%
Medium and Heavy Commercial Vehicles	138,601	20.6%	191,394	32.1%

Total	672,747	100.0%	597,197	100.0%

The revenues from our automotive operations were Rs.691,778 million and Rs.337,040 million in fiscal 2009 and 2008, respectively. Tata vehicles (including spares and financing thereof) constituted 43.5% of our total automotive revenues before inter-segment elimination in fiscal 2009 while Jaguar Land Rover constituted 56.5%.

Note: Jaguar Land Rover vehicle sales are included from June 2, 2008.

Tata Vehicles (including spares and financing thereof)

In all we sold 505,399 and 597,197 units of Tata vehicles in fiscal 2009 and 2008 respectively. Of this 461,825 units were sold in India while sales outside of India were 43,533 units in fiscal 2009, compared to 530,547 units and 66,650 units respectively for fiscal 2008. Our share in the Indian four-wheeler automotive vehicle market (i.e., automobile vehicles other than two and three wheeler categories) declined from 26.1% in fiscal 2008 to 24.4% in fiscal 2009 mainly on account of a mature product portfolio in passenger vehicles and a relatively larger decline in M&HCV industry volumes in fiscal 2009, where we are the market leader.

The following table sets forth our Total sales of Tata Vehicles:

Category	Fiscal 2009		Fiscal 2008
	Units	%	Units	%
Passenger Cars	166,962	33.0%	182,291	30.5%
Utility Vehicles	39,049	7.7%	50,130	8.4%
Light Commercial Vehicles	160,787	31.9%	173,382	29.0%
Medium and Heavy Commercial Vehicles	138,601	27.4%	191,394	32.1%

Total	505,399	100.0%	597,197	100.0%

The following table sets forth our market share in various categories in the Indian market-based on wholesale volumes:

Category	Fiscal 2009	Fiscal 2008
Passenger Cars	13.2%	14.2%
Utility Vehicles	17.6%	20.1%
Light Commercial Vehicles	65.4%	64.4%
Medium and Heavy Commercial Vehicles	61.9%	60.4%
Total Four-Wheel Vehicles	24.4%	26.1%

Note: Passenger cars include Fiat vehicles distributed by us.

Our performance in various categories of the Indian market is described below:

Passenger cars: Adverse liquidity conditions, a high interest rate environment and overall negative sentiment significantly impacted the demand for passenger cars during fiscal 2009. Despite new product launches and promotion spends by us and our competitors the domestic passenger car industry declined by 1% in fiscal 2009.

The small car category, which consists of mini and compact cars, constitutes over 60% of total domestic passenger car sales in India. In fiscal 2009, the small car category growth decelerated to just .0.7% to 936,500 units, despite of new product launches. The sales of Indica declined by 21.9% to 105,739 units, mainly due to the phasing out of the older Indica variants during the first half of the fiscal year and a delay in volume ramp after the introduction of the second generation Indica Vista in the later part of the year. In commemoration of 10 years since the launch of the Indica, during which time about 940,000 Indicas and over 1.2 million cars have been produced from the platform, we launched a Limited Edition of the Indica Vista in December 2008. We also expanded customer choice through the launch of an LPG version of the Indica V2 Xeta. The Indica’s market share declined from 14.6% in fiscal 2008 to 11.9% in fiscal 2009 in the small car (mini + compact) category. Our market share has been rising since the launch of the Indica Vista in August 2008 growing to 14.5% for March 2009.

The much awaited ‘Tata Nano’ was launched in March 2009. The Tata Nano is Bharat Stage III emission norms compliant and Bharat Stage IV ready. It comes with an all-new 2-cylinder aluminium MPFI 624 cc petrol engine mated to a four-speed gear box and is available in three variants. With a length of just 3.1 metres, width of 1.5 metres and height of 1.6 metres, the Tata Nano has the smallest exterior footprint for a car in India, but is 21% more spacious than the smallest car available today. A high seating position makes ingress and egress easy. Its small size coupled with a turning radius of just 4 metres, makes it extremely maneuverable in the smallest of parking slots. The car has been certified by the Automotive Research Association of India (ARAI) under mandated test conditions to have a fuel efficiency of 23.6 km/litre, which is the highest for any petrol car in India. Higher fuel efficiency, coupled with a low curb weight of 600 kg, ensures that the Tata Nano has the lowest CO2 emission amongst cars in India. There was an overwhelming response for paid bookings.

We are also present in the entry mid-size car category through our sedan, the Indigo, and its station wagon version, the Indigo Marina, which are both derived from the Indica platform. The entry mid-size car category grew by 54.6% in fiscal 2009 aided by new product launches. The Indigo CS is a sub-4 meter sedan that has the foot print and price point of a hatchback and the appeal of the sedan. Launched in the last quarter of fiscal 2008, the Indigo CS continued to receive an encouraging market response in fiscal 2009. This saw our sales grow by 51.1% to 47,447 vehicles in this category, with a market share of 32.8%.

We have also been distributing Fiat branded cars through the Tata-Fiat dealer network since March 2006. During fiscal 2009, we sold 7,149 Fiat cars. The Fiat 500 was launched in the market as a CBU and has done well to shore up the brand image of Fiat prior to the launch of its locally manufactured new products. We also entered the upper mid size category through the distribution of the newly launched Fiat Linea in January 2009. The product received a good response from the market and became the second highest seller in the segment in the three months of launch in the fiscal. With Fiat 500, Palio and Linea, Fiat acquired a position among the top ten car companies in the country. The joint dealer network has also been expanded from 65 in fiscal 2008 to 79 as of March 31, 2009.

Utility Vehicles: The Utility Vehicle market witnessed severe compression due to the increase in fuel prices and an additional excise duty imposed by the Government on vehicles with higher engine displacements, in the first half of the year. Despite a number of new product launches, the segment declined by 6.5% in fiscal 2009. We sold 38,371 units in our UV category in the Indian domestic market in fiscal 2009, a decline of 19.3% as compared to 47,531 units sold in fiscal 2008, ending the year with a market share of 17.6%, while regaining the second position in the segment this year, compared to the previous year. During fiscal 2009 we launched the Xenon XT — a lifestyle pickup vehicle in its effort to develop a new segment.

Light Commercial Vehicles (including pickups): Our range of LCVs includes small commercial vehicles, pickup trucks, trucks and commercial passenger carriers up to 7.5 GVW. The LCV segment was also impacted due to the lack of liquidity for customer financing and slowing economic activity, growing by a mere 1.2% during fiscal 2009. Our sales declined by 2.9% to 142,985 units. Our market share on a wholesale basis however improved to 65.4% in fiscal 2009 from 64.4% in fiscal 2008. During fiscal 2009, we launched the Winger Ambulance and broke the long standing monopoly of the incumbent in this segment.

Medium and Heavy Commercial Vehicles: Our M&HCVs have a wide range of applications and are generally configured as trucks, tippers, buses, tankers, tractors or concrete mixers. The M&HCV category was the most impacted by the economic slowdown and financing inadequacy shrinking by about 33% during fiscal 2009. Despite the adversities, we continued to strengthen our product portfolio in this segment by introducing multi-axle and heavy duty trucks, tippers and tip trailers to our existing offerings. We also strengthened our M&HCV passenger range by launching the Super Milo range of buses with superior operating economics, and the Hi Deck Coaches in association with Hispano — our Spanish subsidiary. During fiscal 2009, our M&HCV volumes declined 27.7% to 119,745 units, compared to 165,624 units in fiscal 2008. Our market share in the M&HCV category improved from 60.4% to 61.9%.

During fiscal 2009, the bus manufacturing facility of Tata Marcopolo Motors Limited at Dharwad began commercial production. This joint venture will enable us to address India’s growing need for world class fully built buses for intra-city and inter-city transportation with comfort, quality and safety of international standard.

Tata Vehicles — Sales and Distribution:

Our sales and distribution network in India as of March 2009 comprised over 1,500 sales outlets for our passenger and commercial vehicle business. In line with our growth strategy, we formed a 100% subsidiary, TML Distribution Company Limited, or TDCL, in March 2008 to act as a dedicated logistics management company to support the sales and distribution operations of our vehicles in India. We believe this will improve the efficiency of our selling and distribution operations and processes.

TDCL will take over and/or set up stocking points for both commercial vehicles and passenger vehicles, in the places of manufacture and also at different places throughout India. TDCL will help improve planning, inventory management, transport management and on-time delivery. As a focused entity, we believe it will make delivery and inventory management more efficient.

Additionally, we have completed the initial rollout of a new customer relations management system, which has been certified by Oracle as the largest Siebel deployment in the automotive market at all our dealerships and offices across the country. Being implemented in phases since 2003, the combined online customer relations management system initiative supports users both within the Company and among our distributors in India and abroad.

Through our vehicle financing division and wholly owned subsidiary, Tata Motors Finance Limited, or TMFL we also provide financing services to purchasers of our vehicles through our independent dealers, who act as our agents, and through our branch network. During fiscal 2008 and 2009, approximately 34% and 31%, respectively, of our vehicle unit sales in India were made by the dealers through financing arrangements where our captive vehicle financing divisions provided the credit. Total vehicle finance receivables outstanding as at March 31, 2009 and 2008 amounted to Rs.158,803 million and Rs.163,960 million, respectively.

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

Tata Vehicles — Competition:

We face competition from various domestic and foreign automotive manufacturers in the Indian automotive market. Improving infrastructure and robust growth prospects compared to other mature markets, is now attracting a number of international companies to India who have either created joint-ventures with local partners or have established independently owned operations in India. Global competitors bring with them decades of international experience, global scale, advanced technology and significant financial resources. Hence competition is likely to further intensify in the future.

We have designed our products to suit the requirements of the Indian market based on specific customer needs such as safety, driving comfort, fuel efficiency and durability. We believe that our vehicles are suited to the general conditions of Indian roads, and the local climate and they comply with applicable environmental regulations currently in effect. We also offer a wide range of optional configurations to meet the specific needs of our customers. We intend to and are developing products to strengthen our product portfolio in order to meet the increasing customer expectation of owning “world class” products.

Tata Vehicles — Seasonality:

Demand for our vehicles in the Indian market is subject to seasonal variations. Demand generally peaks between January and March, although there is a decrease in demand in February just before release of the Indian Fiscal Budget. Demand is usually lean from April to July and picks up again in the festival season from September onwards with a decline in December due to year end.

Tata Vehicles — Exports:

We are expanding our export operations, which have been ongoing since 1961. We market our commercial and passenger vehicles in several countries in Europe, Africa, the Middle East, Australia, South East Asia and South Asia. Our exports of vehicles manufactured in India declined by 38.6% in fiscal 2009 to 33,536 units from 54,628 units in fiscal 2008. In fiscal 2009, exports volumes were mainly impacted by the global economic slowdown and credit crunch especially, in prime markets which witnessed adverse impact on automotive demand.

In fiscal 2009, our top five export destinations from India accounted for approximately 48% and 50% of our exports of commercial vehicles and passenger vehicle units respectively. Our exports were adversely impacted during fiscal 2009 due to by the global economic slowdown and credit crunch especially, in prime markets which witnessed adverse impact on automotive demand. We are strengthening our position in the geographic areas we are currently operating in and exploring possibilities of entering new markets with similar market characteristics to the Indian market.

Tata Daewoo Commercial Vehicle Co. Ltd., Korea: TDCV recorded a 21.9% decline in its overall vehicle sales to 9,137 units in fiscal 2009 from 11,692 units in fiscal 2008, before inter-segmental elimination. In the South Korean market, TDCV’s performance was impacted by adverse liquidity conditions, high interest rates and higher base effect as a result of pre-purchases by the customers in fiscal 2008 prior to the switch from Euro III to Euro IV, effective in January 2008. In South Korea, TDCV’s market share declined to 27.1% in fiscal 2009 from 33.5% in fiscal 2008 in the M&HCV category, adversely impacted largely by vendor constraints. On the exports front, TDCV registered growth of 29% to 4,280 units including CKDs in fiscal 2009, compared to fiscal 2008.

TDCV vehicles are assembled primarily from aggregates and components manufactured in South Korea. However, some major aggregates are sourced from the United States and various European component suppliers. In the South Korean market, TDCV uses Daewoo Motor Sales Corporation’s distribution network, which is the largest in South Korea. After-sales service is made available through 69 service centers and over 110 parts outlets. Exports are carried out largely through TDCV’s own international distribution channel.

The management initiatives and business processes of Tata Sons and the Tata Sons promoted entities have also been implemented at TDCV. Relations between the management and the labor union of TDCV continue to be cordial.

Hispano Carrocera, S.A. Spain: We believe that our subsidiary Hispano, with its design and development capabilities in manufacturing bodies for high-end buses, will complement our current range of light and medium commercial passenger carriers. We believe that this investment will also help to increase our presence in the international bus market. We own the brand rights of Hispano. Hispano reported sale of 271 units for the period of January 2008 to March 2009. The volume decline from 328 units sold during the calendar year 2007 was mainly on account of the general economic downturn which has resulted in a slow-down of the bus market and increasing competition from original equipment manufacturers.

Jaguar Land Rover

On June 2, 2008, we completed the acquisition of Jaguar Land Rover from Ford. As part of the acquisition we acquired the global businesses relating to Jaguar Land Rover including three vehicle manufacturing facilities, one veneer production facility, two advanced design centers, 26 national sales companies, intellectual property rights (including perpetual royalty free licenses), and brands and trade marks.

The strengths of Jaguar Land Rover include its internationally recognized brands, strong product portfolio of award winning luxury performance cars and premium all-terrain vehicles, global distribution network, strong research and development capabilities, and a strong management team which has strengthened its business operations.

Our total sales of Jaguar Land Rover from June 2, 2008 to March 2009 are set forth in the table below:

Category	June 2, 2008 to March 31, 2009
	Units	%
Jaguar	47,057	27.1%
Land Rover	120,291	72.9%

Total	167,348	100.0%

Jaguar: Jaguar’s principal products are the X-Type, XF, XJ and XK. The Jaguar X-Type is a compact-size four-door sedan available with a range of petrol and diesel engines, manual and automatic transmissions. The Jaguar XF is medium-size four-door sports sedan, available with a range of turbocharged V6 diesel and V6/V8 petrol engines and standard automatic transmission. The Jaguar XJ is an all-aluminium large-size four-door sedan, offered with a range of V6 turbocharged diesel engines or V8 petrol engines, naturally aspirated and supercharged. The Jaguar XK is an all-aluminium sports coupe and convertible available with naturally aspirated and supercharged V8 petrol engines.

Land Rover: Land Rover’s principal products are the Defender, Freelander 2 (LR2), Discovery (LR3), Range Rover Sport and Range Rover. The Defender is Land Rover’s most capable off-roader. The Freelander 2 (LR2) is versatile for both urban sophistication and off-road capability. The Range Rover Sport is the most exhilarating Land Rover which fuses the excitement of a Sports Tourer with the versatility of a Land Rover. The Range Rover is the flagship of the brand with a unique blend of pure British luxury, classic design with distinctive, high quality interiors and legendary ability. Land Rover products offer a range of powertrains:- turbocharged V6 diesel, V6 petrol engines and V8 naturally aspirated and supercharged petrol engines; together with manual and automatic transmission. Land Rover’s global market share in the Premium SUV market stood at 14.9% in calendar year 2008.

From August 2008, the automotive industry faced extraordinarily difficult market conditions. The global financial crisis has impacted the world automotive industry and the effect on the premium market has been particularly pronounced, with industry volumes estimated to have fallen between 25% and 30%. There had been a progressive weakening of the economies of the United States, the UK and Europe which has had a negative impact on volumes. The credit crunch constrained business and consumer spending, particularly in the United States, the UK and Europe coupled with a significant fall in consumer confidence. Adverse market conditions in the United States, the UK and Europe have been partially offset by growth in developing markets such as China, Russia, Middle East and Eastern Europe.

Jaguar Land Rover unit sales (wholesales) in total were down by 32% during the period June 2, 2008 to March 31, 2009 compared to corresponding period last year. Jaguar volumes fell marginally by 3.6% during this reporting period compared to the same period last year, primarily as a result of the success of the all new XF launched in 2008. Land Rover volumes have fallen by 39.2% during the period June 2008 to March 2009, compared to period June 2007 to March 2008. Strong growth in the early part of the reporting period resulted in Russian volumes growing by 10%. However retail growth continues in Russia and China where volumes have grown by 41% and 40%.

Jaguar Land Rover’s performance in key geographical markets on retail basis

United States

The US industry volumes were down 18.1% in the year ended December 2008, compared to the year ended December 2007. The worst performing segment was the Large SUV which was down by 38% in 2008 compared to 2007, Small SUV and Medium SUV were both down by 36%. Of the segments relevant to Jaguar, Luxury Sport and Upper Luxury were down 29% and 30% respectively, with only the Medium Luxury car segment, down by 20%, being close to the overall industry movement.

Jaguar retail volumes for the period January to December 2008 were 5.5% down compared to 2007, relatively strong compared to the relevant segment trends, which was largely due to the positive market reaction to the new Jaguar XF, launched in the United States in March 2008. Jaguar’s share of the premium car segment was 1.3% in 2008.

Land Rover retail volumes during the calendar year 2008 were down 40% compared to 2007. Land Rover’s share of the premium SUV segment was 5.6% in 2008, compared to 7.2% in 2007.

UK

The UK car market experienced a significant decline during January to December 2008 as a result of the credit crisis and other worsening macro economic factors. Full year industry volumes were down over 12% compared with 2007, with the off road vehicle segment particularly badly affected.

Jaguar retail volumes during the calendar year 2008 grew by 8.6% compared with 2007, a strong performance against the industry trend and largely driven by favourable market reaction to the new Jaguar XF, launched in the UK in March 2008.

Land Rover retail volumes during 2008 declined by 26.9% compared to 2007.

Europe (excluding Russia)

Across the major markets (Germany, France, Spain and Italy), the overall market conditions were broadly similar to those experienced in the UK, with substantial declines between January and March 2009 compared to corresponding period of the previous year. Vehicle scrapping incentive schemes in Germany and France did have some effect on overall volumes, but the impact on the premium car and off road segments is minimal. Full year industry volumes were down over 14.4% compared with 2007.

Jaguar retail volumes grew 14.5% in 2008 while Land Rover retail volumes declined by 28.2% in 2008 in comparison with 2007.

Russia

Automotive market and Land Rover volume growth continued through 2008. Jaguar retail volumes grew by 51.4% in 2008 while Land Rover retail volumes grew by 61.6% compared with 2007. However demand in recent months has shown some weakness and it appears that future trading conditions may be challenging. Whilst the downturn has slowed Land Rover’s expansion plans, Land Rover maintains its position as the number one premium brand in Russia, outselling its competitors. Rouble exchange volatility and credit restrictions, continue to severely affect the total automotive market, including Jaguar Land Rover.

China

For the period June 2008 to March 2009, the imported vehicle segment of the Chinese automotive industry increased by 20% compared to the same period in 2007, outperforming overall industry growth at 8%.

There was a significant increase in consumption tax from September 1, 2008, which affected vehicles with an engine capacity of over 3.0 litres. Vehicles with an engine capacity of between 3.0 and 4.0 litres had taxes and duties increased 23%. On vehicles with an engine capacity in excess of 4.0 litres the combined tax burden increased 61%.

Jaguar retail volume grew by 26.1% compared to 2007 largely due to the success of the new Jaguar XF, launched in China in June 2008.

Land Rover retail volume for the period grew by 69% compared to 2007. A decline in the retail sales rate was noticeable from September/October 2008 and corresponds to the introduction of the consumption tax change mentioned above as many of the Land Rover products sold in China have V8 petrol engines with capacities in excess of 4.0 litres.

Jaguar Land Rover — Sales & Distribution:

We distribute Jaguar Land Rover vehicles in 168 markets across the world. Sales locations for Jaguar Land Rover vehicles are operated as independent franchises. Jaguar Land Rover is represented in its key markets through national sales companies as well as third party importers. Jaguar and Land Rover have regional offices in certain select countries that manage customer relationships, vehicle supplies and provide marketing and sales support to their regional importer markets. The remaining importer markets are managed from the UK.

We also sell Jaguar Land Rover vehicles to our dealerships for sale to fleet customers, including rental car companies, commercial fleet customers, leasing companies, and governments. We do not depend on any single customer or group of customers to the extent that the loss of such customer or group of customers would have a material adverse effect on our business.

Prior to our acquisition of Jaguar Land Rover, Ford Motor Credit Company provided automotive financial services to a number of dealers and customers of Jaguar Land Rover. Under agreements with Ford, Jaguar Land Rover’s dealers and customers will continue to have access to Ford Motor Credit’s financing facilities for a period of up to 12 months in various markets following our acquisition of Jaguar Land Rover, while Jaguar Land Rover migrates to alternative arrangements. Jaguar Land Rover has now transitioned to financing arrangements with FGA Capital (JV between Fiat Auto and Credit Agricole) in UK/Europe and Chase Auto Finance in the US and local providers in certain other key markets.

Jaguar Land Rover — Competition:

Jaguar Land Rover operates in a globally competitive environment and faces stiff competition from established premium and other vehicle manufacturers who aspire to move into the luxury performance car and premium SUV segments. Jaguar vehicles compete primarily against other European brands such as BMW, Mercedes Benz and Audi. Land Rover vehicles compete largely against SUVs manufactured by Audi, BMW, Infiniti, Lexus, Mercedes Benz, Porsche and Volkswagen. The Land Rover Defender competes with vehicles manufactured by Isuzu, Nissan and Toyota.

Jaguar Land Rover — Seasonality:

The business of Jaguar Land Rover is impacted by the bi-annual registration of vehicles in the United Kingdom where the vehicle registration number changes every six months, which in turn has an impact on the resale value of the vehicles. This leads to a bunching up of sales during the periods when the change occurs. Most other markets are driven by introduction of new model year derivatives. Furthermore, western European markets tend to be impacted by summer and winter holidays. The resulting sales profile influences operating results on a quarter to quarter basis.

Research and Development:

Our research and development activities focus on product development, environmental technologies and vehicle safety. Our Engineering Research Centre, or ERC, established in 1966, which is one of the few government recognized in-house automotive research and development centers in India. We are also widening the scope of our research and development activities from in-house product and technology development to managing the research and development process across various internal and external agencies, including our research and development centers in South Korea, Spain and the United Kingdom, as well as at various aggregate parts suppliers and outsourcing partners.

One of the most significant achievements of our ERC has been the design and development of our compact car the Indica, which is India’s first indigenously developed compact car. ERC also designed our mid-size car the Indigo, which was launched in 2002 and has been the market leader in the entry mid-size market category in India. We have also developed the Tata Nano, an affordable family car, which was launched in March 2009. We believe that the Tata Nano, which has charted a new path in low cost design in the global automobile industry, signifies the progression of our in house capabilities. The customer response to the product has been very encouraging during the initial booking process conducted in April 2009.

During fiscal 2006, we established our wholly-owned subsidiary, TMETC, in the United Kingdom to augment the abilities of our Engineering Research Centre. We believe that TMETC provides us with an access to leading-edge technologies and supports the product development activities, which we currently plan to undertake for the future in order to sustain and enhance our position in the increasingly competitive global markets. TMETC’s investment in Miljobil Grenland in fiscal 2009 would enable us to develop convenient and sustainable solutions for electric and hybrid vehicles.

We endeavor to absorb the best of technologies for our product range to meet the requirements of a globally competitive market. All of our vehicles and engines are compliant with the prevalent regulatory norms in India and also in the countries to which they are exported. In addition, our research and development activities also focus on developing vehicles running on alternative fuels, including CNG, liquefied petroleum gas, bio-diesel and compressed air and electric cars. We are in a constant endeavor to develop green vehicles and are presently developing an electric vehicle on the Indica Vista platform. We are pursuing alternative fuel options such as ethanol blending for development of vehicles fuelled by hydrogen. Initiatives in the area of vehicle electronics such as engine management systems, in-vehicle network architecture, telematics for communication and tracking and other emerging technological areas are also being pursued and which could possibly be deployed on our future range of vehicles. Likewise various new technologies and systems that would improve safety, performance and emissions of our product range are under implementation on our passenger cars and commercial vehicles.

Our acquisition of TDCV provided us with a significant advantage in the development process of our “World Truck”, now referred to as ‘Prima’, which will be a sophisticated and contemporary M&HCV with performance standards akin to those in developed markets. The development of the Prima range was nearing completion towards the end of fiscal 2009 and has since been unveiled in the Indian market in May 2009.

We have two engineering facilities in the United Kingdom, supported by powertrain and other test facilities, extensive test track and off-road facilities. We are pursuing various initiatives, such as the introduction of Premium Lightweight Architecture (PLA), to enable our business to comply with the existing and evolving emissions legislations in the developed world, which we believe will be a key enabler of both reduction in CO2 and further efficiencies in manufacturing and engineering. Over recent years Jaguar Land Rover have made significant progress in reducing the development cycle times.

We have a modern crash test facility for testing our new products for passenger safety. We have a pedestrian safety testing facility, a pendulum impact test facility and a bus rollover test facility, to develop products with various safety norms. We also have a hemi-anechoic chamber testing facility for developing vehicles with lower noise and vibration levels and an engine emissions testing facility to develop products meeting international standards.

For providing prompt service to the customer, development of enterprise level vehicle diagnostics system for achieving speedy diagnostics of complex electronics of modern vehicles has been underway. Also the initiative in telematics has further spanned into fleet management and vehicle tracking system using GNSS (Global Navigation Satellite Systems).

Our product design and development centers are equipped with computer-aided design, manufacture and engineering tools, with sophisticated hardware, software, and other information technology infrastructure, designed to create a digital product development environment and virtual testing and validation, resulting in a reduction in the product development cycle-time and data management. Rapid prototype development systems, testing cycle simulators, advanced emission test laboratories and styling studios are also a part of our product development infrastructure. We have aligned our end-to-end digital product development objectives and infrastructure with our business goals and have made significant investments to enhance the digital product development capabilities especially in the areas of product development through Computer Aided Design/Computer Aided Manufacturing/Computer Aided Engineering/Knowledge Based Engineering/Product Data Management.

Over the years, we have devoted significant resources towards our research and development activities. Our total expenditure on research and development during fiscal years 2009 and 2008 was Rs.50,154 million and Rs.12,507 million respectively.

Intellectual Property

We create, own, and maintain a wide array of intellectual property assets that we believe are among our valuable assets throughout the world. Our intellectual property assets include patents and patent applications related to our innovations and products; trademarks related to our brands, and products, copyrights in creative content, designs for aesthetic features of products/components, trade secrets, and other intellectual property rights. We aggressively seek to protect our intellectual property in India and other countries.

We own a number of patents registered and have applied for new patents which are pending registration in India. We have also filed a number of patent applications outside India under the Patent Corporation Treaty which will be entered in different countries later.

We own registrations for number of trade marks and have pending applications for registration in India and abroad. The registrations mainly include trademarks for our vehicles. We use the “Tata” brand, which has been licensed to us by Tata Sons Limited. See Item 4.C “ — Organizational Structure”. We believe that establishment of the “Tata” word mark and logo mark in India and world over is material to our operations. As part of our acquisition of TDCV, we have the perpetual and exclusive use of the “Daewoo” brand and trademarks in Korea and overseas markets for the product range of TDCV.

As part of the acquisition of Jaguar Land Rover business, ownership/co-ownership of core intellectual property were transferred to us. Additionally, perpetual royalty free licenses to use other essential intellectual properties have been licensed to us for use in Jaguar and Land Rover vehicles. Jaguar and Land Rover own registered designs, to protect the design of their vehicles in several countries.

In addition to the above, we also have various copyright and Internet domain name registrations.

Components and Raw Materials

The principal raw materials and components required by us for use in our vehicles are steel sheets and plates, castings, forgings and items such as tires, batteries, electrical items and rubber and plastic parts. We have long term purchase agreement for some critical components such as powertrains and engines. The raw materials, components and consumables that are sourced, include steel (sheet-metal, forgings and castings), tires and tubes, batteries, fuel injection systems, air-oil filters, consumables (paints, oils, thinner, welding consumables, chemicals, adhesives and sealants) and fuels. We also require aggregates like axles, engines, gear boxes and cabs for our vehicles, which are manufactured either by ourselves or by our subsidiaries and affiliates. Most commodities have had huge price volatility during fiscal 2009. We established contracts with the commodity suppliers to cover our own as also our suppliers’ requirements to moderate the effect of such high volatility. Special initiatives were also undertaken to reduce material consumption through value engineering and value analysis techniques.

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

        We have established a procedure for ensuring quality control of outsourced components. Products purchased from approved sources undergo a supplier quality improvement process. We also have a program for assisting vendors from whom we purchase raw materials or components to maintain quality. Each vendor is reviewed on a quarterly basis on parameters of quality, cost and delivery. Preference is given to vendors with QS-9000 certification. We also maintain a stringent quality assurance program that includes random testing of production samples, frequent re-calibration of production equipment and analysis of post-production vehicle performance and ongoing dialogue with workers to reduce production defects. Further, we have established a Strategic Sourcing Group for certain regions to consolidate, strategize and monitor our supply chain activities with respect to major items of purchase as well as major inputs of technology and services. The Strategic Sourcing Group is responsible for recommending, for the approval by the Management Committee, the long-term strategy and purchase decision for these items, negotiation and relationship with vendors with regard to these items, formulating and overseeing our purchasing policies, norms in respect of all items, evolving guidelines for vendor quality improvement, vendor rating and performance monitoring and undertaking company-wide initiatives such as e-sourcing and supply chain management/policies with respect to vehicle spare parts. We are also exploring opportunities for global sourcing of parts and components from lower cost countries, and have embarked on a vendor management program that includes vendor base rationalization, vendor quality improvement and vendor satisfaction surveys. We initiated steps to include our supply chain in our initiatives on social accountability, environment management activities including tree plantation, energy conservation etc.

Suppliers

We have an extensive supply chain for procuring various components. We also outsource many of the manufacturing processes and activities to various suppliers. In such cases, we provide training to outside suppliers who design and manufacture the required tooling and fixtures.

Tata AutoComp Systems Ltd., or TACO, in which now we have 30.56% ownership stake, manufactures auto components and encourages the entry of internationally acclaimed auto component manufacturers into India by setting up joint ventures with them. Some of these joint ventures include: Tata Johnson Controls Limited for seats, Knorr Bremse CV Systems for commercial vehicle air brakes, Tata Yazaki Autocomp Limited for wiring harnesses, JBM Sangwoo Limited for pressed components and Tata Toyo Radiators Limited for radiator assemblies. These joint ventures supply components for our products.

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

Closer interaction with suppliers acquired top priority in the difficult period of fiscal 2009. In response to the pressure on our suppliers caused by the lower automotive demand and the general lack of liquidity due to the financial crisis, we worked closely with our vendors with short and medium term plans.

Capital and Product Development Expenditures:

Our capital expenditure aggregated to Rs.101,197 million and Rs.51,386 million during fiscal 2009 and 2008, respectively. Our capital expenditure during the past fiscal years has been related mostly to new product development and capacity expansion for new and existing products to meet the market demand and investments towards improving quality, reliability and productivity that are aimed at operational efficiency.

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

As a part of this future growth strategy, we plan to make investments in product development, capital expenditure in capacity enhancement, plant renewal and modernization and to pursue other growth opportunities. Our subsidiaries also have their separate growth plans and related capital expenditures plans. These expenditures are expected to be funded largely through cash generated from operations, existing investible surplus in the form of cash and cash equivalents, investment securities and other external financing sources. In July 2008, we obtained shareholders’ approval to raise additional long term resources up to US$ 1 billion and to increase our borrowing limit from Rs.120 billion to Rs.200 billion.

Other Operations

In addition to our automotive operations, we are also involved in various other business activities, of which information technology services and construction equipment manufacturing are the main activities. Net revenues from these activities totaled to Rs.35,434 million and Rs.37,099 million in fiscal 2009 and 2008, respectively, representing nearly 4.9% and 9.9% of our total revenues before inter-segment elimination in fiscal 2009 and fiscal 2008, respectively.

Information Technology Services:

Tata Technologies Limited, or TTL, is our 82.66% owned subsidiary as of March 31, 2009. Through its operating companies, INCAT and Tata Technologies iKS, TTL provides specialized engineering and design services, product lifecycle management and product-centric IT services to leading manufacturers. TTL responds to customers’ needs through its subsidiary companies and through its two offshore development centers. TTL’s customers include automobile, aerospace and consumer durable manufacturers. TTL has 11 functional subsidiary companies as at March 31, 2009.

INCAT is a leading independent provider of engineering and design services, product and information lifecycle management, enterprise solutions and plant automation. INCAT’s services include product design, analysis and production engineering, Knowledge Based Engineering, PLM, Enterprise Resource Planning and Customer Relationship Management systems. INCAT also distributes implements and supports PLM products from leading solution providers in the world such as Dassault Systèms, UGS and Autodesk. With a combined global work force of more than 4,000 employees, INCAT has operations in the United States (Novi, Michigan), Germany (Stuttgart) and India (Pune).

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

The downturn in the global economy significantly impacted the engineering design services industry last year. During this challenging period TTL won a multi-year multi-million dollar contract to provide Engineering Design, PLM and IT support services from a major Global Auto OEM and also expanded presence in aerospace design and aero structures market with the help of strategic group alliances and enhanced capability. It also won several projects in the PLM consulting arena.

Through sustained focus on growing the share of offshore business and tight cost management, Tata Technologies witnessed growth in their profitability last year. The consolidated revenue for the TTL Group was Rs. 12,286 million in fiscal 2009, an increase of 12.1% against Rs.10,963 million in the previous year. Due to augmented relationships with existing global automotive and aerospace customers and the acquisition of new customers.

Construction Equipment:

Telco Construction Equipment Company Limited, or Telcon, is engaged in the business of manufacturing and sale of construction equipment and providing related supporting services. We own 60% of Telcon, with the remaining 40% being held by Hitachi Construction Machinery Company Limited, Japan.

The global financial meltdown had a telling effect on the financial sector in India, and the flow of credit to the customers of the Construction Equipment (CE) industry significantly contracted with the impact to the end customers in the form of interest rate increases, increased margin money requirements and stringent credit checks and lack of risk appetite. The impact of global developments on India contributed to a market contraction of 24% for excavators, and a pronounced fall of over 45% in the demand for backhoe loaders. Also, the whole of the CE industry slowed down dramatically with investments dropping off and postponement or shelving of a number of Infrastructure Projects, due to heightened uncertainty. Most of the domestic manufacturers, including the Telcon, had to restrict production with periodic shut downs and short closures, so as to clear the stockpile of inventories. Consequently Telcon registered a total sale of 5,194 units during the year compared with 7,698 machines in the previous year. Telcon consolidated net revenue was Rs.21,417 million in fiscal 2009 compared to Rs.24,097 million in fiscal 2008. Introduction of new models and improved versions helped it widen the range of its products to facilitate a variety of applications. Also, this enabled Telcon in addressing and capturing the opportunities in demand, especially in the mining sector. In April 2008, Telcon acquired 79% and 60% shares of two Spanish Companies, Serviplem S.A and Comoplesa Lebrero S.A, respectively. These acquisitions provide Telcon with the opportunity to enter the concrete value chain.

Government Regulations

India

Emission and Safety:

In 1992, the government of India issued emission and safety standards, which were further tightened in April 1996, under the Indian Motor Vehicle Act. Currently Bharat Stage III norms (equivalent to Euro III norms) are in force for four wheelers in 11 cities in India and Bharat Stage II norms (equivalent to Euro II norms) are in force in rest of India. Our vehicles comply with these norms. The next change in emission regulations is currently expected to be implemented by fiscal 2010, when 11 major cities in India are expected to move to Bharat Stage IV norms (equivalent to Euro IV norms) and the rest of India to Bharat Stage III norms.

The vehicles manufactured by TDCV comply with the emission regulatory requirements in South Korea and also of countries where its vehicles are exported. Our vehicle exports to Europe comply with Euro IV norms, and we believe our vehicles also comply with the various safety regulations in effect in the other international markets we operate. We are also working on meeting all the regulations which we believe are likely to come into force in various markets in future.

The Indian automobile industry is progressively harmonizing its safety regulations with international standards in order to facilitate sustained growth of the Indian automobile industry as well as to make India a large exporter of automobiles.

India has become a signatory to 1998 UNECE Agreement on Global Technical Regulations (GTR) since April 22, 2006 and has voted in favour of all the 7 Global Technical Regulations, Tata Motors works closely with the Government of India to participate in WP 29 World Forum Harmonisation activities.

India has a well established regulatory framework administered by the Indian Ministry of Shipping, Road Transport and Highways. The ministry issues notifications under the Central Motor Vehicles Rules and the Motor Vehicles Act. Chapter V of the Central Motor Vehicles Rules, 1989 which deals with construction, equipment and maintenance of vehicles. Vehicles being manufactured in the country have to comply with relevant Indian standards and automotive industry standards. The Indian Ministry of Shipping, Road Transport and Highways had finalized a road map on automobile safety standards in January 2002. The road map is based on current traffic conditions, traffic density, driving habits and road user behavior in India and is generally aimed at increasing safety requirements for vehicles considering Indian markets.

Our manufacturing plants have received /are in the process of obtaining the Indian government’s environmental clearances required for our operations. We are fully committed to our role as a responsible corporate citizen with respect to reducing environmental pollution. We treat the effluents at our plants and have made significant investments in lowering the emissions from our products.

Excise Duty:

In the Indian Union Budget 2008-09, the Government of India reduced the Excise duty on small cars from 16% to 12%. The Government of India further reduced the excise duty rate from 12% to 8% in December 2008. This reduction was a part of Government initiative towards revival of Automobile industry from the recessionary situation. The excise duty on cars other than small cars was also reduced from 24% to 20%. Small cars are defined to mean cars of length not exceeding 4,000 mm and with an engine capacity not exceeding 1,500 cc for cars with diesel engines and not exceeding 1,200 cc for cars with gasoline engines.

The excise duty on motor vehicles for transport of more than 13 persons, including the driver, from 16% to 12% and this was further reduced to 8% in December 2008 . Excise duty on chassis fitted with engines for such vehicles was also reduced from “16% + Rs.10,000 per chassis” to “12% + Rs.10,000 per chassis” which was further reduced to “8% + Rs.10,000 per chassis” in December 2008.

Excise duty on Trucks was reduced from 16% to 14%, which was further reduced to 10% in December 2008. The excise duty on Trucks was again reduced from 10% to 8% in the Union Budget 2009-10.

In December 2008, the excise duty on Safari, SUVs & UVs was reduced from “24% + Rs. 20,000 per vehicle” to “20% + Rs. 20,000 per vehicle” which was further reduced to “20% + Rs. 15,000 per vehicle” in the Union Budget of 2009-10.

Import Regulations and Duties:

Automobiles and automotive components can, generally, be imported into India without a license from the Indian government subject to their meeting Indian standards and regulations as specified by designated testing agencies. Cars, UVs and SUVs in completely built up or CBU condition can be imported at 60% Basic Customs duty, and commercial vehicles can be imported at Basic Custom duty of 10% and components can be imported at Basic Customs Duty ranging from at 10% to at 7.5% (for engine component).

In addition, vehicle and component imports are also subject to countervailing duty which is equivalent to Excise Duty indicated above plus an additional Customs duty at 4%, NCCD at 1% (only for vehicles), Educational Cess at 2%, Higher Education Cess at 1%, Vehicle Cess (only in case of vehicles) at 0.125%.

Valued Added Tax:

Value Added Tax (VAT) has been implemented throughout India. VAT enables set-off from sales tax paid on inputs by traders and manufacturers against the sales tax collected by them on behalf of the government, thereby eliminating the cascading effect of taxation. Two main brackets of 4% and 12.5%, along with special brackets of 0%, 1% and 20%, have been announced for various categories of goods and commodities sold in the country and certain states have introduced additional VAT of 1% & 3% on specified commodities including Automobiles. In one of the states, surcharge of 10% on VAT has been introduced on Automobiles. Central Sales Tax, however, continues to exist, although it is proposed to be abolished in a phased manner. Since its implementation, VAT has had a positive impact on us. Prior to the implementation of VAT, sales tax formed part of our total cost of material. However, the implementation of VAT would result in savings on sales tax component as VAT paid on inputs can be set off against tax paid on outputs.

In the Indian Union Budget of 2008-09, the Government of India reduced the Central Sales Tax rate from 3% to 2%.

Economic Stimulus Package:

In January 2009, the government of India announced an Economic Stimulus Package targeting the Automotive Industry. The Public Sector banks will step forward to fund the auto sector along with providing a line of credit to NBFCs, specifically for the CVs. States shall be provided a one time assistance to purchase 15,000 buses for their urban transport system. There was a 4% cut in the Cenvat rate on Cars and Trucks and 2% cut in Cenvat rate on motor vehicles for transport of more than 13 persons, including the driver. Further in February 2009, the Cenvat was reduced from 10% to 8% for Trucks & Buses and Service Tax was also reduced from 12% to 10%. The government of India has also provided for an accelerated tax depreciation of 50% for commercial vehicles purchased between January 1 and September 30, 2009.

Europe/UK/United States

Emission and Safety:

There has been a greater emphasis by governments on the emission and safety levels for the automobile industry. Existing EU4 and EU5 regulations, and planned EU6 regulations place limits on particulate emissions and emissions of pollutants other than CO2 and encourage fuel economy. The EU has indicated that it will introduce legislation to reduce CO2 emissions from passenger cars. Jaguar Land Rover carefully monitors environmental requirements and has plans to reduce the average CO2 emissions of its vehicle fleet through the introduction of sustainable technologies including modular lightweight vehicle architectures, smaller and more fuel efficient SUV’s, and development of technologies that use hybrid and alternative fuels. While Jaguar Land Rover has plans to reduce emissions, the risk remains that eventual legislation may impose requirements in excess of currently planned design actions. Also, consumers may demand further fuel efficiency and reductions in emissions. To comply with current and future environmental norms, Jaguar Land Rover may have to incur substantial capital expenditure and research and development costs to upgrade products and manufacturing facilities, which would have an impact on its cost of production and results of operation.

The regulatory environment continues to intensify with EU draft regulations, U.S. CAFE and national CO2 actions/incentives. These have had a potentially negative impact on larger vehicles/premium segments, influenced by significant tax related impacts, particularly in smaller European markets.

Safety:

Vehicles sold in Europe are subject to vehicle safety regulations established by the EU or by individual countries which are similar to those in the United States Major regulatory changes in Europe are:

•

The EU Commission has recently proposed new requirements for enhanced (phase 2) pedestrian protection. Pedestrian protection legislation may have a significant impact on the design of our future passenger cars;

•

The cooling agent currently used in vehicle air conditioning systems may not be used in all-new vehicle types beginning in 2011, and will be banned in pre-existing vehicle lines beginning in 2017. Alternative cooling agents will have to be developed, which are expected to result in significantly higher costs;

•	The EU Commission has proposed mandating tire pressure monitoring systems in the context of fuel economy legislation;

•

The EU Commission has passed regulatory requirements to fit active safety systems, such as electronic stability control systems, collision mitigation braking systems and lane departure warning systems for heavy duty commercial vehicles.

In addition, within the framework of the United Nations Economic Commission for Europe (UNECE), the EU may establish new vehicle safety regulations (e.g. regarding head restraints).

The U.S. National Highways Transport Safety Agency (NHTSA) issues federal motor vehicle safety standards covering a wide range of vehicle components and systems such as airbags, seatbelts, brakes, windshields, tires, steering columns, displays, lights, door locks, side impact protection, and fuel systems. We are required to test new vehicles and equipment and assure their compliance with these standards before selling them in the United States. We are also required to recall vehicles found to have defects that present an unreasonable risk to safety or which do not conform to the required Federal Motor Vehicle Safety Standards, and to repair them without charge to the owner. The financial cost and impact on consumer confidence of such recalls be significant depending on the repair required and the number of vehicles affected. Jaguar Land Rover has no investigations relating to alleged safety defects or potential compliance issues pending before NHTSA.

These standards add to the cost and complexity of designing and producing vehicles and equipment. In recent years the NHTSA has mandated, among other things:

¡

a system for collecting information relating to vehicle performance and customer complaints, and foreign recalls to assist in the early identification of potential vehicle defects as required by the Transportation Recall Enhancement, Accountability, and Documentation (TREAD) Act; and

¡	enhanced requirements for frontal and side impact, including a lateral pole impact.

Furthermore, the Cameron Gulbransen Kids Transportation Safety Act of 2007 (Kids and Cars Safety Act) passed into law in 2008 requires NHTSA to enact regulations related to rearward visibility and brake-to-shift interlock, and requires that NHTSA consider regulating the automatic reversal functions on power windows. The cost to meet with these proposed regulatory requirements may be significant.

Vehicle safety regulations in Canada are similar to those in the United States; however, many other countries have vehicle regulatory requirements which differ to those in the United States. The differing requirements among various countries create complexity and increase costs such that the development/production of a common product that meets all country regulatory requirements is not possible. Global Technical Regulations (“GTRs”), developed under the auspices of the United Nations (“UN”), continue to have increasing impact on automotive safety activities. In 2008, GTRs on Electronic Stability Control, Head Restraints, and Pedestrian Protection were adopted by the UN “World Forum for the Harmonisation of Vehicle Regulations,” and are now in different stages of national implementation. While global harmonization is fundamentally supported by the auto industry in order to reduce complexity, national implementation yet may introduce subtle differences into the system.

Economic Stimulus Package/Incentives:

Some of the European governments have introduced support schemes for the motor industry within their countries. The US government has also provided support to the US car manufacturers. The UK government announced the Automotive Assistance Program, a program of support for the British car industry back in January 2009. The EIB has also announced a support package of aid to the car industry.

In January 2009, the UK government announced the UK Automotive Assistance Programme (AAP) to address funding requirements of the UK automotive industry. The AAP will facilitate the government loan guarantees on a case by case basis, for projects for which EIB (European Investment Bank) funding has been approved and to bring special value to the UK through the preservation of jobs and new investments which fulfill government objectives of low carbon emission. In March 2009, it was confirmed that the UK government was to make available a grant of up to £27 million to support the production of a new model based on the compact and sustainable LRX Concept to be produced at the Halewood factory. The vehicle, which is subject to final production confirmation later in 2009, would be the smallest, lightest and most fuel efficient addition to the Range Rover family of luxury vehicles. This vehicle is planned to further enhance the Jaguar Land Rover commitment to sustainability.

The UK government also introduced a vehicle scrappage incentive scheme on vehicles that are aged 10 years plus in order to stimulate car purchases within the UK market. Limited sales activity has been witnessed by the Jaguar Land Rover brands. Several European countries have also introduced versions of vehicle scrappage schemes and incentives, including Cyprus, France, Germany, Italy, Luxembourg, Portugal, Romania and Spain. In July 2009, the US government introduced a $1 billion scrappage scheme which has been concluded.

Insurance Coverage:

We have insurance coverage which we consider reasonably sufficient to cover all normal risks associated with our operations (including business interruptions) and which we believe is in accordance with industry standards in India. We have obtained coverage for product liability for some of our vehicle models in several countries to which we export vehicles. We have also taken insurance coverage on directors and officers’ liability to minimize risks associated with international litigations for us and some of our subsidiaries.

Jaguar Land Rover has global insurance coverage which Jaguar Land Rover considers to be reasonably sufficient to cover normal risks associated with our operations and insurance risks (including property, business interruption, Marine and Product/General Liability).

Legal Proceedings

In the normal course of business, we face claims and assertions by various parties. We assess such claims and assertions and monitor the legal environment on an ongoing basis, with the assistance of external legal counsel wherever necessary. We record a liability for any claims where a potential loss is probable and capable of being estimated, and disclose such matters in our financial statements, if material. For potential losses which are considered reasonably possible, but not probable, we provide disclosure in the financial statements, but do not record a liability in our financial statements unless the loss becomes probable. Should any new developments arise, such as a change in law or rulings against us, we may need to make provisions in our financial statements, which could adversely impact our reported financial condition and results of operations. Furthermore, if significant claims are determined against us and we are required to pay all or a portion of the disputed amounts, there could be a material adverse effect on our business and profitability. Certain claims that are above Rs.200 million in value are described in Note 38 to our consolidated financial statements included in this annual report. In respect of claims against us below Rs.200 million, the majority of cases pertain to motor accident claims (involving vehicles that were damaged in accidents while being transferred from our manufacturing plants to regional sales offices) and consumer complaints. Some of these cases relate to replacement of parts of vehicles and/or compensation for deficiency in services provided by us or our dealers. There are some indirect tax, labour and other civil cases as well which fall under this category.

There are outstanding litigation proceedings against Jaguar Land Rover and its subsidiaries. These legal proceedings are pending at different levels of adjudication before various courts and tribunals.

We believe that none of the contingencies, either individually or in the aggregate, would have a material adverse effect on our financial condition, results of operations or cash flows.

C. Organizational Structure

Tata Sons Limited, or Tata Sons, is a principal holding company that has equity holdings in a range of businesses. The various companies promoted by Tata Sons, including us, are based substantially in India and had combined revenues of approximately US $ 70.8 billion for fiscal 2009.

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

Each Tata Sons promoted consenting entities pays a subscription fee to participate in and gain from the Tata brand identity. We believe that we benefit from the association with the Tata Brand identity and, accordingly, Tata Motors Limited and certain of our subsidiaries have agreed to pay an annual subscription fee to Tata Sons Limited which is equal to 0.15%-0.25% of annual net income (defined as net revenues exclusive of excise duties and other governmental taxes and non-operating income), subject to a ceiling of 5% of annual profit before tax (defined as profit after interest and depreciation but before income tax). Tata Sons also has lowered in the past the subscription fee, considering its requirement of outlay for activities related to brand promotion and protection. For the fiscal years ended March 31, 2008 and 2009, Tata Motors on a standalone basis paid an amount less than 0.25% of its annual net income as per Indian GAAP. Pursuant to our licensing agreement with Tata Sons Limited, we have also undertaken certain obligations for the promotion and protection of the new Tata brand identity licensed to us under the agreement. The agreement can be terminated by written agreement between the parties, by Tata Sons Limited upon our breach of the agreement and our failure to remedy the same, or by Tata Sons Limited upon providing six months notice for reasons to be recorded in writing. The agreement can also be terminated by Tata Sons Limited upon the occurrence of certain specified events, including liquidation.

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

A large number of the Tata Sons promoted entities hold shares in one another and some of our directors hold directorships on the boards of Tata Sons and/or Tata Sons promoted entities. However, there are no voting agreements, material supply or purchase agreements or any other relationships or agreements that have the effect of tying us together with other Tata Sons promoted entities at management, financial or operational levels. With the exception of Tata Steel Limited, which under our Articles of Association has the right to appoint one director to the Board, Tata Sons Limited and its subsidiaries do not have any special contractual or other power to appoint our directors or management beyond the voting power of their shareholdings in us. Except as set forth in the tables below under the heading “Subsidiaries and Affiliates” and except for an approximately 12.3% stake in Tata Industries Limited, our shareholdings in other the Tata Sons promoted entities are generally insignificant as a percentage of their respective outstanding shares or in terms of the amount of our investment or the market value of our shares of those companies.

Subsidiaries and Affiliates

We have the following consolidated subsidiaries and equity method affiliates as of March 31, 2009:

Name of the Subsidiary Company		Country of incorporation	% of holding
1	Sheba Properties Ltd.	India	100.00
2	Concorde Motors (India) Ltd.	India	100.00
3	HV Axles Ltd.	India	85.00
4	HV Transmissions Ltd.	India	85.00
5	TAL Manufacturing Solutions Ltd.	India	100.00
6	Tata Motors Insurance Broking and Advisory Services Ltd.	India	100.00
7	Tata Daewoo Commercial Vehicle Co. Ltd.	South Korea	100.00
8	Tata Motors European Technical Centre plc and its 2 subsidiaries	UK	100.00	[5]
9	Tata Technologies Ltd. and its 11 functional subsidiaries	India[1]	82.66	[2]
10	Telco Construction Equipment Co. Ltd. and its 5 subsidiaries	India	60.00	[4]
11	Tata Precision Industries Pte. Ltd., Singapore and its subsidiary	Singapore	51.07
12	Tata Motors Finance Ltd.	India	100.00
13	Tata Motors (Thailand) Ltd.	Thailand	70.00
14	Hispano Carrocera S.A. and its 2 subsidiaries	Spain[3]	21.01
15	TML Holdings PTE Ltd., Singapore and its 35 subsidiaries	Singapore[1]	100.00
16	Tata Motors (SA) (Proprietary) Ltd.	South Africa	60.00
17	TML Distribution Company Ltd.	India	100.00
18	Tata Marcopolo Motors Ltd.	India	51.00

1	The subsidiaries are based in many countries abroad.
2	The holdings in these subsidiaries range between 82.66% to 82.80%.
3	The subsidiary is based in Morocco.
4	The holdings in these subsidiaries range between 26.65% to 60.00%.
5	The holding in its subsidiaries is 71.69%.

Name of the Affiliate Company		Country of incorporation	% of holding
1	Tata Cummins Ltd.	India	50.00
2	Nita Co. Ltd.	Bangladesh	40.00
3	Fiat India Automobiles Ltd.	India	50.00
4	Tata AutoComp Systems Ltd. and its 8 subsidiaries and Affiliates	India	30.56	[1]
5	Telcon Ecoroad Resurfaces Pvt Ltd.[2]	India	24.55
6	Automobile Corporation of Goa Ltd.	India	42.37
7	TATA HAL Technologies Ltd.[3]	India	41.33

1	The holdings in these subsidiaries range between 15.59% to 30.56%.
2	Is an affiliate of Telco Construction Equipment Co. Ltd.
3	Is an affiliate of Tata Technologies. Ltd.

D. Property, Plants and Equipment.

Facilities:

We currently operate four principal automotive manufacturing facilities in India. The first facility was established in 1945 at Jamshedpur in the State of Jharkhand in eastern India. We commenced construction of a second facility in 1966 (with production commencing in 1976) at Pune, in the State of Maharashtra in western India, and a third in 1985 (with production commencing in 1992) at Lucknow, in the State of Uttar Pradesh in northern India. We have set up our fourth manufacturing plant in Uttarakhand, in India commenced operations in fiscal 2008. The Jamshedpur, Pune and Lucknow manufacturing facilities have been accredited with ISO/TS 16949:2000(E) certification. We are also in the process of setting up a plant in Sanand in Gujarat, for the manufacture of the Nano. We have set up plant for the manufacture of Tata Marcopolo buses under our joint venture with Marcopolo at Dharwad in Karnataka. We have also set up research and development facilities in the United Kingdom.

The manufacturing facilities of TDCV are based in Gunsan, South Korea. TDCV has received the ISO/TS 16949 certification, an international quality systems specification given by SGS UK Ltd., an International Automotive Task Force (IATF) accredited certification body. It is the first Korean automobile original equipment manufacturer to be awarded the same.

The manufacturing facilities of Telcon are located at Jamshedpur in the State of Jharkhand in eastern India and at Dharwad in the State of Karnataka in Southern India. The newly acquired Telcon subsidiaries have their operations based at Zaragoza, Spain which are in the business of manufacture of concrete Transit mixers, dry bulk tanks, pumps, compactors and Tandem Rollers of various capacities for road making and at China which engaged in manufacturing of Compactors.

Fiat India Automobiles Limited, our joint venture with Fiat Group Automobiles S.p.A, has its manufacturing facility located at Ranjangaon, Maharashtra. The plant would be used for the manufacture of Tata and Fiat branded cars as well as engines and transmissions for use by both the partners.

Tata Motors (Thailand) Limited is our joint venture with Thonburi Automotive Assembly Plant Co Ltd for the manufacture and assembly of pickup trucks. We presently own 86.78% and Thonburi Automotive owns 13.22% of this venture. The manufacturing facility is located in Samutprakarn province, Thailand.

Our 21% stake in Hispano provides us with access to two manufacturing units, one in Spain and another one in Morocco.

Following our acquisition of Jaguar Land Rover, we currently operate three principal automotive manufacturing facilities in the United Kingdom:

•	Solihull, in the West Midlands;
•	Castle Bromwich, in the West Midlands; and
•	Halewood, in Liverpool.

We have also established two product development facilities in the United Kingdom:

•	Gaydon, in Warwickshire; and
•	Whitley, Coventry in the West Midlands.

Most of these facilities are owned freehold or held through long-term leaseholds, generally with nominal rents.

Tata Motors European Technical Centre Plc, along with its Norwegian subsidiaries, are specialized in the development and manufacture of electric cars and lithium ion batteries.

Installed Capacity:

As of March 31, 2009, our total vehicle production capacity in India determined on the basis of two production shifts per day and including capacity for the manufacture of replacement parts, was 870,156 units annually. In addition, we also have vehicle production capacity of 20,000 units annually in South Korea through the manufacturing facilities of TDCV. Our Marcopolo plant has capacity of 6,600 units; we have bus body building capacity of 330 units in Spain and 240 units in Morocco, and our joint venture in Thailand has capacity of 25,000 units.

The following table shows our installed capacity as of March 31, 2009, and production levels by plant and product type in fiscal 2009 and 2008:

	Fiscal Year ended March 31,
	Installed Capacity(1)	Production (Units)
		2009	2008
Jamshedpur
Medium and Heavy Commercial Vehicles	108,000	64,396	95,145

Pune
Medium and Heavy Commercial Vehicles, Light Commercial Vehicles, Utility Vehicles, Passenger Cars	513,125	307,279	436,177

Lucknow
Medium and Heavy Commercial Vehicles, Light Commercial Vehicles, Utility Vehicles	30,000	21,295	26,900

Pantnagar
Medium and Heavy Commercial Vehicles, Light Commercial Vehicles, Utility Vehicles	210,000	95,546	23,136

Jamshedpur & Dharwad
Construction Equipment	9,776	4,948	7,364

Lucknow & Dharwad
Bus bodies	6,600	873	—

Republic of Korea

Gunsan
Medium & Heavy Commercial Vehicles	20,000	9,341	11,821

Spain*
Buses and bus body	330	151	222

Morocco*
Buses and bus body	240	37	61

Thailand
Pick-up trucks	25,000	870	27

(1)	On double shift basis including capacity for manufacture of replacement parts as of March 31, 2009.
*	On single shift basis.

At Jaguar Land Rover, manned capacity has been reduced in response to falling demand to 170,000 units, and we are currently operating at 97% of that capacity.

Properties:

We produce vehicles and related components and carry out other businesses through various manufacturing facilities. In addition to our manufacturing facilities, our properties include sales offices and other sales facilities in major cities, repair service facilities, and research and development facilities.

The following table sets forth information, with respect to our principal facilities, a substantial portion of which are owned by us as of March 31, 2009. The remaining facilities are on leased premises.

Location	Facility or Subsidiary Name	Principal Products or Functions
India
In the State of Maharashtra
Pune (Pimpri, Chinchwad, Chikhali(1), Maval)	Tata Motors Ltd.	Automotive vehicles, components & R&D
Pune (Chinchwad)	TAL Manufacturing Solutions Ltd.	Factory automation equipment and services
Pune (Hinjewadi)(1)	Tata Technologies Ltd.	Software consultancy and services
Mumbai	Tata Motors Ltd./Concorde Motors (India) Ltd.	Automobile sales & service
Nagpur(1)	TAL Manufacturing Solutions Ltd.	Under construction for Hybrid Floor Beam Project

In the State of Jharkhand
Jamshedpur	Tata Motors Ltd.	Automotive vehicles, components & R&D
Jamshedpur	HV Axles Ltd.	Axles for M&HCVs

Location	Facility or Subsidiary Name	Principal Products or Functions
Jamshedpur	HV Transmissions Ltd.	Transmissions for M&HCVs
Jamshedpur	Telco Construction Equipment Company Ltd.	Construction equipment

In the State of Uttar Pradesh
Lucknow(1)	Tata Motors Ltd.	Automotive vehicles & R&D
	Tata Motors Marcopolo Ltd.	Automotive vehicles

In the State of Karnataka
Dharwad	Telco Construction Equipment Company Ltd.	Construction equipment
	Tata Motors Ltd.	Spare parts and warehousing
	Tata Motors Marcopolo Ltd.	Automotive vehicles
Bangalore(2)	Concorde Motors (India) Ltd.	Automobile sales and service

In the State of Uttarakhand
Pantnagar(1)	Tata Motors Limited	Automotive vehicles & components

In the State of Gujarat
Sanand	Tata Motors Ltd.	Under construction for manufacture of Nano

Rest of India
Hyderabad(2) & Chennai(1)	Concorde Motors (India) Ltd.	Automobile sales and service
Various other properties in India	Tata Motors Ltd.	Vehicle financing business (office/ residential)

Outside India
Singapore	Tata Precision Industries Pte. Ltd. / Tata Engineering Services Pte. Ltd.	Precision equipment and computer and peripherals warehousing
Republic of Korea	Tata Daewoo Commercial Vehicle Co. Ltd.	Automotive vehicles, components & R&D
Thailand	Tata Motors (Thailand) Ltd. INCAT (Thailand) Ltd.	Pick-up trucks Software consultancy and services
United Kingdom	Tata Motors European Technical Centre	Software consultancy and services
United Kingdom	Jaguar Land Rover
- Solihull	Land Rover	Automotive manufacturing
- Castle Bromwich	Jaguar Cars Ltd	Automotive manufacturing
- Halewood	Jaguar Cars Ltd	Automotive manufacturing
- Gaydon	Jaguar Land Rover	Testing and Product Development
Spain	Hispano Carrocera S.A.	Buses and bus body

Rest of the world	INCAT Group of Companies	Software consultancy and services

	Jaguar Land Rover	National sales company

Regional sales office and vehicle testing

(1)	Land at these locations have been taken under operating lease.
(2)	Some of the facilities are under operating lease and some are owned.

Substantially all of our owned properties are subject to mortgages in favor of secured lenders and debenture trustees for the benefit of secured debenture holders. A significant portion of our property, plant and equipment is pledged as collateral securing indebtedness incurred by us. We believe that there are no material environmental issues that may affect our utilization of these assets.

We have additional property interests throughout the world for limited manufacturing, sales offices, dealer training and testing. The majority of these are housed within leased premises.

Property, plant and equipment as of March 31, 2009 includes building under construction of Rs 3,620 million for the purposes of manufacturing automobiles. Consequent to the decision to relocate and construct a similar manufacturing facility at another location, the management is in the process of evaluating several options, under all of which, no adjustment to the carrying amount of the building is considered necessary based on the information available at the balance sheet date.

Since the end of the year, a substantial proportion of our owned properties have become subject to mortgages in favor of secured lenders. In addition, a significant portion of our property, plants and equipment is pledged as collateral securing indebtedness incurred by us. We believe that there are no material environmental issues that may affect our utilization of these assets.

We consider all of our principal manufacturing facilities and other significant properties to be in good condition and adequate to meet the needs of our operations.

Item 4A.	Unresolved Staff Comments

None.

Item 5.	Operating and Financial Review and Prospects

You should read the following discussion of our financial condition and results of operations together with our consolidated financial statements prepared in conformity with IFRS and information included in this annual report. This discussion and analysis contains forward-looking statements that involve risks, uncertainties and assumptions. Our actual results may differ materially from those anticipated in these forward-looking statements as a result of various factors including, but not limited to, those set forth in Item  3.D and elsewhere in this annual report.

A. Operating Results.

Our financial statements included in this Annual Report on Form 20-F have been prepared in accordance with International Financial Reporting Standards as issued by International Accounting Standards Board. Pursuant to General Instruction G of Form 20-F, the financial statements included herein are for our two most recent fiscal years. Accordingly the information set forth in Operating and Financial Review and Prospects is also for our two most recent fiscal years.

On June 2, 2008, we acquired the Jaguar Land Rover business. Consequently, the operating results discussed in this section for the year ended March 31, 2009 are not comparable with the previous year.

Overview

In fiscal 2009, our total revenue (net of excise duties) including finance revenues was Rs. 722,806 million as compared to Rs. 370,255 million for fiscal 2008. The entire increase in revenue is attributable to Jaguar Land Rover business. Excluding Jaguar Land Rover, there was a decrease of 10.4% in total revenue in fiscal 2009 compared to fiscal 2008. We recorded a net loss (excluding the share of loss attributable to minority interest) of Rs. 60,142 million in fiscal 2009 compared with a net income of Rs. 21,977 million in fiscal 2008.

Automotive operations.

Automotive operations is our most significant segment, accounting for 95.7 % and 91.0% for fiscal 2009 and 2008 respectively, of our total revenues. For Fiscal 2009, revenue from automotive operations before inter segment eliminations was Rs. 691,778 million as compared to Rs. 337,040 million for fiscal 2008. For fiscal 2009 Jaguar Land Rover contributed 56.5 % of our total automotive revenue and the balance Rs. 300,889 million (43.5% of total) was contributed by Tata products in India and outside of India. Our automotive operations were negatively impacted in fiscal 2009 by the sudden and significant deterioration in the world economy, the effect of which was more severe on our premium car business.

Our automotive operations includes:

•	All activities relating to development, design, manufacture, assembly and sale of vehicles as well as related spare parts and accessories;

•	Automotive component business, both captive and non-captive;

•	Distribution and service of vehicles; and

•	Financing of our vehicles in certain markets.

The acquisition of Jaguar Land Rover in June 2008 has expanded the Company’s presence in the international markets. Pending completion of the integration process of Jaguar Land Rover, with the Company’s automotive business, which is being undertaken following the acquisition, the Company has disclosed two reportable segments in its automotive business — Tata vehicles and Jaguar Land Rover, for the year ended March 31, 2009.

Tata Vehicles (including spares and financing thereof)

In fiscal 2009, the automotive sector in India suffered severe contraction in demand, arising from major financial and other market upheavals. This exacerbated the lack of liquidity and unavailability of financing, which led to a fall in automotive demand. High interest rates and peak commodity prices also affected the industry and the supply chain. Consequently, our vehicle sales declined by 15.4% to 505,399 units in fiscal 2009 from 597,197 units in fiscal 2008, resulting in a revenue (before inter-segment elimination) decline of 10.7% to Rs.300,889 million in fiscal 2009, compared to Rs.337,040 million in fiscal 2008.

Sales of our commercial vehicles in India declined by 16% to 262,730 units in fiscal 2009. Contraction in freight movement in many segments of the industry and a decline in consumer confidence led to a massive drop in the M&HCV category. The M&HCV was the most impacted by the slowdown and financing inadequacy shrinking by about 33% compared with the previous fiscal year. Our M&HCV volumes declined by 27.7% to 119,745 units in fiscal 2009. Despite the adversities, we continued to strengthen our product portfolio in this segment by introducing multi-axle and heavy duty trucks, tippers and tip trailers to our existing offerings. Our LCV volumes declined by 2.9% to 142,985 units in fiscal 2009 from 147,311 units in fiscal 2008. New products introduced in-recent years such as the Ace, Magic and Winger continued to receive encouraging response.

Our Passenger vehicle sales in India declined by 8.5% to 199,095 units in fiscal 2009, primarily due to a 21.9% decline in our small car sales due to a delay in volume ramp up of our newly introduced Indica Vista and a 19.3% decline in our UV sales. We sold 38,371 units in our UV category in the Indian domestic market in fiscal 2009 compared to 47,531 units in fiscal 2008. Continuing encouraging response to our mid-size sedan the Indigo CS launched in the last quarter of fiscal 2008, saw our sales grow by 51.1%. During fiscal 2009, we sold 7,149 Fiat cars.

Our overall sales in international markets declined by 34.6% to 43,574 units in fiscal 2009 as compared to 66,650 units in fiscal 2008. Our exports of vehicles manufactured in India declined by 38.6% in fiscal 2009 to 33,536 units from 54,628 units in fiscal 2008, affected by slowdown in our prime markets.

TDCV volumes in fiscal 2009 declined by 21.9% to 9,137 units affected by a severe slowdown in domestic consumption, industrial production and lack of funds for vehicle financing and higher interest rates in South Korea. In addition, demand was also impacted due to advancement of purchase by customers in the previous year preceding the change in emission norms from Euro III to Euro IV effective January 1, 2008. Exports from South Korea, however have increased by 37.8% in fiscal 2009 to 4,280 units. TDCV’s major export markets were Algeria, UAE, Libya and South Africa.

In an environment of severe credit crunch in the economy, our vehicle financing operations ensured sufficient availability of funding support. Our revenue from financing business increased by 14.8% to Rs.20,170 million in fiscal 2009 as compared to fiscal 2008.

Segment results before inter-segment eliminations from Tata vehicles/spares and financing thereof declined by 50.5% to Rs.17,121 million in fiscal 2009, compared to Rs.34,612 million in fiscal 2008. Our results were adversely impacted by steep significant volume decline, higher raw material costs and impact of fixed overheads. These negative effects were partly offset by vehicle price increases and various cost reduction initiatives undertaken-during the year.

Jaguar Land Rover Business

The severe global credit crisis, weakening economic environment and steep decline in consumer confidence, adversely impacted Jaguar Land Rover’s sales volumes and more particularly in the developed markets such as the United States, the UK and Europe in fiscal 2009. Furthermore a decline in residual values, lack of finance availability and movement away from vehicles with large engine capacity due to high fuel prices, affected demand for premium cars and SUVs in the developed markets. Jaguar Land Rover business posted a 32% decline in sales volumes for the period June 2008 to March 2009, compared the corresponding period of the previous year. In response to the declining demand, Jaguar Land Rover worked to adjust production and stocks in line with the external environment. This caused wholesale sales volumes to be lower than retail volumes for the period. Revenues were Rs.390,889 million for the period June to March 2009.

For the period June 2008 to March 2009, Jaguar Land Rover reported a segment loss before inter segment eliminations of Rs.30,529 million, due to steep fall in volumes, increase in incentives in key markets to drive sales volume, higher raw material costs, lower absorption of fixed costs and volatility in foreign exchange rates. In addition to aligning of production with demand, Jaguar Land Rover is also working to reduce costs through headcount reduction, lowering of fixed marketing and selling costs and other overhead costs.

Other Operations.

Other operations comprise primarily activities relating to production, designing and selling of construction equipment, engineering solutions and software operations. Our revenue from other operations before inter segment eliminations was Rs. 35,434 million in fiscal 2009, a decline of 4.5% from Rs. 37,099 million in fiscal 2008. This decline was mainly due to the sluggish demand experienced by our construction equipment subsidiary, Telcon, on account of the economic slowdown and lower infrastructural spending. Revenues from other operations represent 4.9% and 9.9% of our total revenues, before inter-segment eliminations, in fiscal 2009 and 2008 respectively. Segment results before inter-segment eliminations was Rs. 2,902 million and Rs. 5,522 million before inter-segment eliminations in fiscal 2009 and 2008 respectively.

Geographical breakdown

We have been pursuing a strategy of focusing on growth of revenues outside India. It has been achieved in the recent past through exports of Tata products in the international markets including through our acquisition of TDCV. Following our acquisition of the Jaguar Land Rover business, there has been a significant shift in our geographic revenue break-down.

The following table sets forth our revenue from our key geographical markets:

	Fiscal 2009		Fiscal 2008
Revenue	Rs in million	Percentage	Rs in million	Percentage
India	272,889	37.8%	298,315	80.6%
United Kingdom	167,605	23.2%	1,576	0.4%
United States of America	60,070	8.3%	5,973	1.6%
Rest of Europe	91,071	12.6%	12,091	3.3%
Rest of the World	131,171	18.1%	52,300	14.1%

Total	722,806		370,255

Significant Factors Influencing Our Results of Operations.

Our results of operations are dependent on a number of factors, which include mainly the following:

•

General economic conditions. We, similar to the rest of the automotive industry, are substantially affected by general economic conditions. See Item 3.D “ — Risk Factors — Risks associated with Our Business and the Automotive Industry”.

•

Interest rates and availability of credit for vehicle purchases. India witnessed an upward movement in interest rates in the second half of fiscal 2009, while in the United States and the UK interest rates have been cut drastically in the second half of the fiscal 2009, in response to recession. For further discussion of our credit support programs, see Item 4.B “ — Business Overview — Automotive Operations — Sales and Distribution of Vehicles”.

•

Excise duty and sales tax rates. In India the excise / sales tax rate structure affects the cost of vehicles to the end user and hence impacts demand significantly. For a detailed discussion regarding tax rates applicable to us, please see Item 4.B “ — Business Overview — Government Regulations — Excise Duty”.

•	Our competitive position in the market. For a detailed discussion regarding our competitive position, see Item 4.B “ — Business Overview — Automotive Operations — Competition”.

•	Cyclicality. Our results of operations are also dependent on the cyclicality in demand in the automotive market, new government and environmental regulations.

•

Environmental Regulations. There has been a greater emphasis on the emission and safety norms for the automobile industry by governments in the various countries in which we operate. Compliance with these norms will have a significant bearing on the costs and product life cycles in the automotive industry. For further details with respect to these regulations, please see Item 4.B “ — Business Overview — Government Regulations — Emission and Safety”.

•

Foreign Currency Rates. We are sensitive to fluctuations in foreign currency rates. Jaguar Land Rover operates mainly in the United States, the United Kingdom and Europe resulting in potential exchange exposure in terms of movement of foreign exchange rates. We have significant borrowings in foreign currencies denominated mainly in US Dollars. Due to significant fluctuation in the exchange rate of Indian Rupees, there have been significant exchange losses during the year. Fluctuations in exchange rates also have an impact on the reported result of operations through translation differences. Our consolidated financial results are affected by foreign currency exchange fluctuations through both translation risk and transaction risk. Changes in foreign currency exchange rates may positively or negatively affect our revenues, results of operations and net income.

•

To the extent that our financial results for a particular period will be affected by changes in the prevailing exchange rates at the end of the period, such fluctuations may have a substantial impact on comparisons with prior periods. However, the translation effect is a reporting consideration and does not impact our underlying results of operations.

•

Transaction risk is the risk that the currency structure of our costs and liabilities will deviate from the currency structure of sales proceeds and assets. However, we enter into hedging instruments to mitigate some of these transaction risks. These instruments enable us to reduce, but not eliminate, the impact of fluctuations in foreign currency rates. Please see Item 11. “ — Quantitative and Qualitative Disclosures About Market Risk” for further detail.

Results of operations

Fiscal 2009 was impacted by a severe economic crisis across the world. The sudden deterioration in the economic environment had a negative impact on consumer confidence. The impact was more pronounced in the United States, the UK and Europe, which significantly affected our volumes in fiscal 2009. The impact was less severe in India. The Indian GDP growth slowed to 6.7% in the year compared to 9% growth achieved in the prior year. The Indian markets also witnessed a steep increase in interest rates coupled with restricted funding by vehicle financiers, which negatively affected vehicle sales volumes.

The following table sets forth selected items from our consolidated statements of income for the periods indicated and shows these items as a percentage of total revenues:

	Percentage of Total Revenue			Percentage Change
	Fiscal 2009	Fiscal 2008		2008 to 2009
Total Revenues	100%	100%		95.2
Raw materials and Purchase of product for sale (including change in stock)	67.6	66.8		97.7
Employee Cost	10.4	7.8		161.4
Other expenses	24.3	15.6		203.2
Depreciation and Amortization	3.9	2.2		238.8
Expenditure capitalised	-6.3	-2.6		362.4
Other income*	-2.2	-2.1		104.5
Interest Income	-0.4	-0.4		87.4
Interest Expense (net)	4.7	4.4		107.9
Foreign exchange (gain) / loss (net)	6.7	-0.5		-2630.6
Excess of fair value of net assets acquired over cost of acquisition	-0.9	—		—
Income Tax expense	0.1	2.6		-91.1
Share of (profit) / loss of equity accounted investees	0.5	—	**	-6748.8
Net income / (loss) attributable to equity holders of the parent	-8.3	5.9		-373.7
Net income / (loss) attributable to minority interest	-0.1	0.3		-151.5

*	Includes gain on sale of available for sale securities and gain on sale of equity interest in subsidiary companies with respect to fiscal 2009 and gain on sale of equity interest in subsidiary companies in fiscal 2008.
**	Less than 0.1

The following table sets forth selected data regarding our automotive operations for the periods indicated and the percentage change from period to period.

	Fiscal 2009	Fiscal 2008	Percentage Change 2008 to 2009
Total Revenues (Rs.Millions)	691,778	337,040	105.3
Segment Results Profit / (loss) (Rs.Millions)	(13,408)	34,612	-138.7
Segment Results Profit / (loss) (%)	(1.9)%	10.3%

The following table sets forth selected data regarding our other operations for the periods indicated and the percentage change from period to period.

	Fiscal 2009	Fiscal 2008	Percentage Change 2008 to 2009
Total Revenues (Rs.Millions)	35,434	37,099	-4.5
Segment Results (Rs.Millions)	2,902	5,522	-47.4
Segment Results (%)	8.2%	14.9%

Fiscal 2009 Compared to Fiscal 2008

Revenues.

Our total consolidated revenues (net of excise duty, where applicable) including finance revenues were Rs. 722,806 million in fiscal 2009, an increase of 95.2%, from Rs. 370,255 million in fiscal 2008. The entire increase in revenue is attributable to the Jaguar Land Rover business. Excluding Jaguar Land Rover there was a decrease of 10.4% in total revenue in fiscal 2009 compared to fiscal 2008.

The following is a discussion of our revenues for each of our business segments.

Revenues from Automotive Operations.

Automotive operations constitute the largest proportion of our total revenues. Revenues from automotive operations (before inter-segment elimination) increased by Rs. 354,738 million to Rs. 691,778 million, or 105.3%, from Rs. 337,040 million in fiscal 2008. While revenue from the Jaguar Land Rover business for the period from June 2, 2008 to March 31, 2009 was Rs. 390,889 million, Tata vehicles/spares revenue declined 10.7% to Rs. 300,889 million. This decrease in Tata vehicles/spares revenue was primarily due to:

•	a 13.0% decline in vehicle unit sales in India and

•	a 34.6% decline in sales of vehicles outside of India.

which were partly offset by:

•	a vehicle price increase and

•	a 14.8% increase in automotive financing revenues.

A steep decline in sales volume in many of the traditionally large developed markets significantly reduced the revenue of the Jaguar Land Rover business. While the success of the new Jaguar XF helped to provide some support, the deteriorating economic conditions caused volumes to decline by about 32%.

Revenues from Other Operations

Revenues (net of excise duty, where applicable) from other operations were Rs. 35,434 million in fiscal 2009, a decline of 4.5% from Rs. 37,099 million in fiscal 2008. This decline was mainly due to the sluggish demand experienced by our construction equipment subsidiary, TELCON, on account of the economic slowdown. However, TELCON continues to maintain its market leadership in the Indian excavator market and expanded its offering with new product introductions. With the integration of the INCAT business, TTL consolidated its position as one of the top solutions and software providers of leading engineering and PLM products in all major economic geographies. This business saw revenue growth of 12.1% in fiscal 2009 compared with fiscal 2008. Revenues from other operations represented 4.9% and 9.9% of our total revenues, before inter-segment eliminations, in fiscal 2009 and 2008 respectively.

Cost and Expenses

Raw Materials and Purchase of Products for Sale (including change in stock): Raw material costs as a percentage to sales was 67.6% in fiscal 2009 as compared to 66.8% in fiscal 2008. Raw material costs for fiscal 2009 were Rs. 488,733 million compared to Rs. 247,243 million in fiscal 2008. We consume a number of raw materials in the manufacture of vehicles such as steel, aluminum, copper, precious metals and resins. During fiscal 2009, the prices of steel, non ferrous and precious metals and rubber witnessed unprecedented increases, in a short period which could be only partially offset by our cost reduction initiatives.

Employee Cost: Our employee cost increased to Rs. 75,200 million in fiscal 2009 from Rs. 28,764 million in fiscal 2008. The increase is attributable to differences in salary/wage structure between India and UK/Europe. The increase in our employee cost as a percentage of total revenues (excluding other income) increased to 10.4% in fiscal 2009 from 7.8% in fiscal 2008, primarily on account of the level of salaries in the UK as expressed in rupees. Our permanent employee level increased from 36,364 persons to 49,473 persons in fiscal 2009. Several measures to lower the employee cost have been taken, such as block closures, reduction in temporary head count and voluntary retirement.

Other Expenses: Other expenses increased to Rs. 175,614 million in fiscal 2009 from Rs.57,921 million in fiscal 2008. As a percentage of revenue these represented 24.3% in fiscal 2009 compared to 15.6% in fiscal 2008. The major components of expenses are as follows:

	Year ended March 31,
	2009	2008	Increase
	(Rs. in millions)
Freight, Transportation and Port Charges	24,129	10,472	13,657
Works Operation & Other Expenses	62,055	16,476	45,579
Publicity	26,154	3,475	22,679
Impairment loss pertaining to loans and receivables including finance receivables	8,525	5,954	2,571
Warranty and product liability expenses	23,862	3,257	20,605

        The increase in works operation expenses was mainly due to the change in composition and differences in cost structure following our acquisition of Jaguar Land Rover. The increase in freight and transportation expenses is attributable to increases in freight rates. Impairment loss pertaining to finance receivables increased due to general increase in delays/defaults on account of changes in market conditions. The company has stepped up the monitoring process of the delinquent cases. Warranty expenses are significantly higher in our Jaguar Land Rover business because of a longer warranty period and higher cost of settlement. The increase in publicity related expenses was mainly due to the new product launches at Jaguar Land Rover and in our Indian operations. We have embarked upon initiatives to reduce our costs across all areas including raw material costs.

Expenditure capitalized: These represent employee costs, store and other manufacturing supplies and other works expenses incurred for in-house capital projects, mainly product development projects. The increase relates to increased spending on product development.

Depreciation and Amortization: Our depreciation and amortization cost increased to Rs.28,040 million in fiscal 2009, compared to Rs.8,276 million in fiscal 2008. The increase reflects significant increase in our asset base by way of expansion, product development and acquisition.

Other income: Our other income increased to Rs.15,700 million in fiscal 2009, compared to Rs.7,678 million in fiscal 2008. The increase is mainly due to gain on sale of held for sale investments of Rs. 6,058 million in fiscal 2009. It also includes gain due to change in fair value conversion option of Rs. 2,807 million for fiscal 2009 and Rs. 3,156 million for fiscal 2008.

Interest expense: We availed a bridge loan of US $ 3 billion for our acquisition of Jaguar Land Rover in fiscal 2009. We had plans to prepay the bridge loan from the proceeds of fresh issuance of capital, divestments and internal cash generation. Due to the sudden deterioration in the economic environment, affecting our cash flows, we had to borrow further to finance our capital expenditure plans and working capital requirements. In order to support our vehicle sales, we increased our vehicle financing to customers, which, in turn, required additional borrowings. As a result of the above, total borrowings increased from Rs. 220,348 million in fiscal 2008 to Rs. 435,815 million in fiscal 2009. Further, there was a significant increase in borrowing rates in fiscal 2009.

Foreign exchange (gain)/loss (net): We incurred a foreign exchange loss of Rs.48,143 million in fiscal 2009, compared to a gain of Rs.1,902 million in fiscal 2008. A significant portion of the exchange losses in the fiscal 2009 reflect (a) exchange loss on foreign currency borrowing; (b) notional exchange loss on year end valuation of foreign currency borrowings; and (c) the Jaguar Land Rover business and the Indian operations suffered foreign exchange losses on account of fluctuations in US Dollar, GBP, Euro and Rupee during the year.

Income Taxes: We had an income tax expense of Rs.842 million in fiscal 2009, compared to Rs. 9,470 million in fiscal 2008.

Minority Interest in Consolidated Subsidiaries and Share of profit of equity accounted investees, net of tax: In fiscal 2009 share of minority interest was a loss of Rs. 632 million, as compared to income of Rs. 1,226 million in fiscal 2008. This is due to a decrease in profitability of some of our subsidiaries and losses incurred in a few subsidiaries which started operations in fiscal 2008. Share of loss of equity method investees was Rs.3,464 million in fiscal 2009, compared to a profit of Rs.52 million in fiscal 2008. This change was primarily due to our proportionate share of loss in some of our affiliates, which are yet to scale operations, and also the impact of a slowdown in the automotive industry.

Net Income/Loss

Our consolidated net loss for fiscal 2009 excluding the share of minority was Rs.60,142 million, compared to net income of Rs.21,977 million in fiscal 2008. This decline was the result of the following factors:

•	a sharp decline in sales volumes at our Indian and Jaguar Land Rover operations;

•	a significant increase in interest expenses; and

•	losses on account of exchange fluctuation.

Recent Accounting Pronouncements

In September 2007, IASB issued revised IAS 1 Presentation of Financial Statements, which is applicable for annual periods beginning on or after January 1, 2009. This standard replaced IAS 1 revised in 2003. The revised standard aims to improve users’ ability to analyze and compare information given in the financial statements. The adoption of the revised standard will have no effect on reported results. It will, however, result in changes in the presentation of financial statements.

In January 2008, IASB issued revised IFRS 3 Business Combinations, which is applicable to business combinations for which the acquisition date is on or after the first annual reporting period beginning on or after July 1, 2009. This standard replaced IFRS 3 issued in 2004. The main changes are:

•	Acquisition-related costs are recognised as expenses in the income statement in the period in which they are incurred.
•

In business combinations achieved in stages, any previously held equity interest in the acquiree is remeasured to its acquisition date fair value and the resulting gain or loss is recognized in the statement of operations.

•	Any changes in contingent consideration classified as a liability at the acquisition date are recognized in the statement of operations.

•	Non-controlling interests in the entity acquired may be measured either at fair value, or at the proportionate share of the acquiree’s net identifiable assets.

We are evaluating the impact of adoption of this Standard.

In January 2008, IASB amended IAS 27 Consolidated and Separate Financial Statements, which is applicable for annual periods beginning on or after July 1, 2009. The main changes are:

•	Changes in the ownership interest in a subsidiary that do not result in the loss of control are accounted for as equity transactions not affecting the statement of operations.
•	At the date control is lost, retained equity interests are remeasured to fair value.
•	Total other components of equity are allocated to the non-controlling interests even if this results in the non-controlling interests having a deficit balance.

We are evaluating the impact of adoption of the amendments.

In November 2006, IASB issued IFRS 8 Operating Segments, which is applicable for annual periods beginning on or after January 1, 2009. This standard replaced IAS 14 Segment Reporting. This standard specifies how an entity should disclose information about its segments which enables users to evaluate the nature and financial effects of its business activities and the economic environments in which it operates. We are evaluating the application of this Standard.

IFRIC 13 Customer Loyalty Programs was issued in June 2007, which is applicable for annual periods beginning on or after July 1, 2008. IFRIC 13 addresses as to how companies that grant their customers loyalty award credits (often called ‘points’) when buying goods or services, should account for their obligation to provide free or discounted goods and services, if and when the customers redeem the points. IFRIC 13 requires companies to allocate some of the proceeds of the initial sale to the award credits and recognize these proceeds as revenue when they have fulfilled their obligations to provide goods or services. We are evaluating the application of this Interpretation.

IFRIC 16, Hedges of a Net Investment in a Foreign Operation, was issued in July, 2008, which is applicable for annual periods beginning on or after October 1, 2008. IFRIC 16 applies to an entity that hedges the foreign currency risk arising from its net investments in foreign operations and wishes to qualify for hedge accounting in accordance with IAS 39. The Company is evaluating the application of this Interpretation.

IAS 23 Borrowing Costs removes the option to expense borrowing costs and requires that an entity capitalize borrowing costs directly attributable to the acquisition, construction or production of a qualifying asset as part of the cost of that asset. The revised IAS 23 will become mandatory for our consolidated financial statements for the year ending March 31, 2010. Because we currently follow a policy of capitalizing borrowing costs, this new standard will not have any material impact on our consolidated financial statements.

In May 2008 and April 2009, the IASB issued “Improvements to IFRS” – a collection of amendments to certain International Financial Reporting Standards – as part of its program of annual improvements to its standards, which is intended to make necessary, but non-urgent, amendments to standards that will not be included as part of another major project. The amendments resulting from these improvements mainly have effective dates for annual periods beginning on or after January 1, 2009, although entities are permitted to adopt them earlier. The Company is evaluating the application of other improvements.

Exemptions to which we have availed in accordance with IFRS 1, First time adoption of IFRS

Exemptions from retrospective application

For transition to IFRS our previous GAAP is considered as Indian GAAP. Following are the optional exemptions which we have opted.

a.	Business combinations — We have applied the exemption as provided in IFRS 1 towards non-application of IFRS 3, Business Combinations to business combinations consummated prior to April 1, 2007 (Transition Date). Accordingly, the business combinations prior to the transitions date have been accounted for as per Indian GAAP.
b.	Employee benefits — We have applied the exemption as provided in IFRS 1 relating to application of recognizing cumulative actuarial gains and losses on defined benefit pension schemes and other post retirement benefits in reserves as of the transition date.

Exceptions from full retrospective application

a	Derecognition of financial assets and liabilities exception

Financial assets and liabilities derecognized before January 1, 2004 are not re-recognized under IFRS. The Company has chosen not to apply the IAS 39 derecognition criteria to an earlier date.

b	Estimates exception

Upon an assessment of the estimates made under previous GAAP, the Company has concluded that there was no necessity to revise such estimates under IFRS, except where estimates were required by IFRS and not required by previous GAAP.

Critical Accounting Policies

The preparation of financial statements in conformity with IFRS requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income, expenses and disclosures of contingent assets and liabilities at the date of these financial statements and the reported amounts of revenues and expenses for the years presented. Actual results may differ from these estimates. Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognised in the period in which the estimate is revised and future periods affected. In particular, information about significant areas of estimation uncertainty and critical judgments in applying accounting policies that have the most significant effect on the amounts recognized in the financial statements is included in the following notes:

Property, plant and equipment

Property, plant and equipment are stated at cost of acquisition or construction less accumulated depreciation. Freehold land is measured at cost and is not depreciated. Cost includes purchase price, taxes and duties, labor cost and direct overheads for self constructed assets and other direct costs incurred up to the date the asset is ready for its intended use. Interest cost incurred for constructed assets is capitalized up to the date the asset is ready for its intended use, based on borrowings incurred specifically for financing the asset or the weighted average rate of all other borrowings, if no specific borrowings have been incurred for the asset.

Depreciation is provided on a straight-line basis over estimated useful lives of the assets. Depreciation on finance lease assets is recorded over the shorter of the estimated useful life of the asset or the period of the lease. Depreciation is not recorded on capital work-in-progress until construction and installation are complete and the asset is ready for its intended use.

Intangible assets

Intangible assets purchased including acquired in business combinations, are measured at cost or fair value, where applicable, less accumulated amortization. Intangible assets with indefinite lives are reviewed annually to determine whether indefinite-life assessment continues to be supportable. If not, the change in the useful-life assessment from indefinite to finite is made on a prospective basis.

The amortization period for intangible assets with finite useful lives is reviewed at least at each year-end. Changes in expected useful lives are treated as changes in accounting estimates.

Internally generated intangible asset

Research costs are charged to the statement of operations in the year in which they are incurred.

Product development costs incurred on new vehicle platform, engines, transmission and new products are recognized as intangible assets, when feasibility has been established, the Company has committed technical, financial and other resources to complete the development and it is probable that asset will generate probable future and economic benefits.

The costs capitalized include the cost of materials, direct labor and directly attributable overhead expenditure incurred up to the date the asset is available for use. Interest cost incurred is capitalized up to the date the asset is ready for its intended use based on borrowings incurred specifically for financing the asset or the weighted average rate of all other borrowings if no specific borrowings have been incurred for the asset.

Product development cost is amortized over a period of 36 months to 120 months or on the basis of actual production to planned production volume over such period after commencement of the commercial production of the underlying product.

Capitalized development expenditure is measured at cost less accumulated amortization and accumulated impairment loss.

Impairment of property, plant and equipment and intangible assets

At each balance sheet date, the Company assesses whether there is any indication that any property, plant and equipment and intangible assets with finite lives may be impaired. If any such impairment exists the recoverable amount of an asset is estimated to determine the extent of impairment, if any. Where it is not possible to estimate the recoverable amount of an individual asset, the Company estimates the recoverable amount of the cash-generating unit to which the asset belongs.

Intangible assets with indefinite useful lives and intangible assets not yet available for use are tested for impairment annually, or earlier there is an indication that the asset may be impaired.

Financial instruments

        Classification, initial recognition and measurement: A financial instrument is any contract that gives rise to a financial asset of one entity and a financial liability or equity instrument of another entity. Financial assets are classified into categories: financial assets at fair value through profit or loss, held-to-maturity investments, loans and receivables and available-for-sale financial assets. Financial liabilities are classified into financial liabilities at fair value through profit or loss and other financial liabilities.

Financial instruments are recognized on the balance sheet when the Company becomes a party to the contractual provisions of the instrument.

Initially, a financial instrument is recognized at its fair value. Transaction costs directly attributable to the acquisition or issue of financial instruments are recognized in determining the carrying amount, if it is not classified as at fair value through profit or loss. Subsequently, financial instruments are measured according to the category in which they are classified.

For discussion on various types of Financial Instruments refer to Note 2(t) to our consolidated financial statements included in this annual report.

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

Changes in warranty liability as a result of changes in estimated future warranty costs and any additional costs in excess of estimated costs, can materially affect our net income. Determination of warranty liability is based on the estimated frequency and amount of future claims, which are inherently uncertain. Our policy is to continuously monitor warranty liabilities to determine the adequacy of our estimate of such liabilities. Actual claims incurred in the future may differ from our original estimates, which may materially affect warranty expense.

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

B. Liquidity and Capital Resources

We finance our capital requirements by cash from operations, debt, capital market borrowings and sale of investments. As of March 31, 2009, our borrowings (including short term debt) were Rs.435,815 million. For our loan maturity profile, see “ — Liabilities and Sources of Financing”. We raised bridge financing of US $ 3 billion for financing the acquisition of Jaguar Land Rover in June 2008.

We raised equity of Rs. 41,393 million through rights issue of shares and divested certain investments to prepay part of the bridge loan. Upto March 31, 2009, US $ 984 million was prepaid. We further raised in May 2009, debentures of Rs. 42000 million with maturities ranging from 23 months to 83 months. The Company used the proceeds to repay a part of the bridge loan outstanding as of March 31, 2009. The balance of the bridge loan will be repaid in four tranches by December 2010.

During the fiscal 2009, there had been a sudden and significant deterioration in global economic conditions, which has affected the auto industry severely. In view of our current debt position and considering the current economic environment, our strategy includes ensuring that we have sufficient funding available with high degree of certainty throughout the business cycle. We have set up plans for aggressive cost reduction to improve generation of operating cash. We believe that our working capital is sufficient for our present requirements.

Cash Flow Data

The following table sets forth selected items from our consolidated statements of cash flows for the periods indicated and shows the percentage change between periods.

	Rs. in million		Percentage Change
	2009	2008	2008 to 2009
Net Cash provided by Operating Activities:	25,194	23,114	9.0%
Net income/ (loss) after tax	(60,774)	23,203
Adjustments to net income/ (loss) after tax	93,676	31,512
Changes in Operating Assets and Liabilities	(2,039)	(24,748)
Income tax paid	(5,668)	(6,853)

Net Cash used in Investing Activities	(162,380)	(87,362)	85.9%
Purchase of Property, Plant and Equipment and Intangible Assets (Net)	(88,857)	(50,295)
Net Investment, short term deposit , margin money and loans given	8,760	(28,367)
Acquisitions	(98,644)	(90)
Realization (deposit) of foreign currency deposit with banks	11,338	(11,224)
Dividend and Interest received	5,023	2,614

Net Cash provided by Financing Activities	155,437	67,989	128.6%
Equity Issuance ( Net of Issue expenses)	41,097	—
Proceeds from issue of shares by a subsidiary to minority shareholders	3	645
Dividends Paid (including to minority shareholders of subsidiaries)	(7,492)	(7,016)
Interest paid	(32,047)	(16,232)
Net Borrowings	153,876	90,592

Net change in cash and cash equivalents	18,251	3,741	387.8%
Effect of foreign exchange on cash flows	(6,840)	20
Cash and cash equivalents, beginning of the year	11,416	7,655
Cash and cash equivalents, end of the year	22,827	11,416

See consolidated statement of cash flows on Pages F-6 and F-7 for details.

Our cash flow statement for fiscal 2009 includes activities pertaining to acquired businesses of Jaguar Land Rover , Serviplem S.A and Comoplesa Lebrero S.A. from the respective dates of acquisition.

Net cash provided by operating activities was Rs. 25,194 million and Rs. 23,114 million in fiscal 2009 and 2008 respectively.

Our net income as adjusted for non-cash and other items declined to Rs. 32,902 million in fiscal 2009 from Rs. 54,715 million in fiscal 2008. Sudden and significant deterioration of the world economy, resulting in a significant decline in sales volumes, adversely affected our income and operating cash flows.

The following factors contributed to cash decrease on account of change in operating assets and liabilities of Rs 2,039 million in 2009.

•	Decrease in other current liabilities amounting Rs 38,610 million due to reduction in manufacturing activity.

The above decrease was partially offset by the following factors:

•	Decrease in trade receivables amounting Rs. 19,487 million due to decrease in sales volume.

•	Decrease in inventories amounting Rs. 15,049 million mainly on account of reduction actions and reduction in manufacturing activity due to lower sales volume.

Net cash used in investing activities increased to Rs.162,380 million in fiscal 2009 from Rs. 87,362 million in fiscal 2008, mainly on account of our acquisition of Jaguar Land Rover and investments in property, plant and equipment as highlighted below.

•	Payment made for the Jaguar Land Rover and Serviplem acquisitions during the year was Rs. 98,644 million (net of cash acquired).

•

Purchase of property, plant and equipment and expenditure on intangible assets (product development projects) in fiscal 2009 were Rs. 47,608 million and Rs. 42,082 million respectively. Our capital expenditure relates mostly to capacity expansion of our production facilities, especially at Uttarakhand and Pune, setting up the facility at Sanand and the introduction of new products, quality and reliability improvement projects.

•

We sold during fiscal 2009 held for sale investments and equity interests in subsidiaries, which released Rs.16,125 million and Rs. 1,610 million respectively. These mainly represent sale of our shares in Tata Steel, TCS, Tata Teleservices and our former subsidiary TACO.

•	A foreign currency deposit of Rs. 11,338 million was encashed during fiscal 2009 for acquisition investment

Net cash inflow from financing activities was Rs. 155,437 million and Rs. 67,989 million in fiscal 2009 and 2008 respectively. Our acquisition of Jaguar Land Rover during fiscal 2009 and the impact on operating results due to economic downturn affected our financing. The following are the major changes in financing during fiscal 2009.

•	Rights issue of shares net of issue expenses were Rs. 41,097 million.

•	Net change in short term borrowings was Rs. 144,116 million . This mainly relates to the bridge loan for the Jaguar and Land Rover acquisition.

•	We paid interest of Rs. 32,047 million.

Certain of our subsidiaries and equity method affiliates have contractual and other limitations in respect of their ability to transfer funds to us in the form of cash dividends, loans or advances. However this has not had and is not expected to have any impact on our ability to meet our cash obligations.

Balance Sheet Data

Total assets were Rs.782,629 million and Rs. 474,136 million and as of March 31, 2009 and 2008, respectively. The increase in total assets during fiscal 2009 was primarily due to acquisitions which added Rs.373,682 million to our total assets in fiscal 2009 and also increase in property, plant and equipment of Rs.56,615 million and intangible assets of Rs.44,582 million on account of our ongoing capital expenditure programme. Total assets of Rs.373,682 million on acquisition includes Rs.103,982 million of property, plant and equipment and Rs.74,550 million of intangible assets.

Total shareholders’ equity was Rs.38,726 million and Rs. 124,316 million as of March 31, 2009 and 2008, respectively. In October 2008, we raised Rs.41,393 million through a simultaneous but unlinked rights issue of ordinary shares and a new group of ‘A’ ordinary shares with differential voting rights. We issued 64,175,655 shares each of ordinary shares and ‘A’ ordinary shares of face value Rs.10 in the ratio of one ordinary and/or one ‘A’ ordinary share for every six ordinary shares at a premium of Rs.330 per share and Rs.295 per share respectively. Proceeds from the rights issue were used to prepay part of the bridge loan availed for the acquisition of Jaguar Land Rover.

In addition, 153,025 ordinary shares were allotted consequent to conversion of a portion of our outstanding convertible debt securities in fiscal 2009. Consequently, our ordinary share capital increased from Rs.3,855 million as of March 31, 2008 to Rs.4,499 million as of March 31, 2009 and ‘A’ ordinary share capital stood at Rs.642 million as on March 31, 2009. Issuance of shares at the premium resulted in an increase in our additional paid in capital from Rs.38,258 million in fiscal 2008 to Rs.78,170 million in fiscal 2009.

Our reserves (including other components of equity) declined from Rs.75,851 million as of March 31, 2008 to a deficit of Rs.48,765 million as of March 31, 2009, primarily due to our net loss for fiscal 2009, foreign currency translation differences, actuarial losses in pension plans and decline in fair value of available for sale securities during the year.

Our total debt increased to Rs.435,815 million as of March 31, 2009 compared to Rs.220,348 million as of March 31, 2008. We acquired Jaguar Land Rover. Further, due to sudden and significant deterioration in the economic scenario, our operating results in fiscal 2009 were impacted and this has also affected our capital raising plans. As a result of combination of these factors the loans have considerably increased. The short term debt, including the current portion of the long-term debt, was Rs. 319,629 million as of March 31, 2009 compared to Rs.112,320 million as of March 31, 2008. Of the US$ 3 billion short term bridge loan taken for acquisition of Jaguar Land Rover US $ 2.016 billion (Rs. 102,291 million, including exchange fluctuation) is outstanding as at March 31, 2009. Increased working capital and other business requirements due to slowdown in our automotive demand caused an increase in short term borrowings. Excluding the current portion of long-term debt, the short-term debt was Rs.251,252 million as of March 31, 2009, compared to Rs.55,645 million as of March 31, 2008. Many of these incremental borrowings had to be contracted at higher levels of interest rates due to a near freeze in lending markets causing borrowing cost to spike during the year.

The long-term debt, excluding the current portion, increased from Rs.108,028 million as of March 31, 2008 to Rs. 116,186 million as of March 31, 2009. In December 2008, we launched public fixed deposit scheme in India (with maturities of 1,2 and 3 years) to meet a part of our funding requirements. The scheme has received an overwhelming response and we collected an aggregate amount of Rs.12,325 million from 1,44,000 depositors. During the year, we repurchased and cancelled US$ 17 million of our outstanding convertible debt securities due 2012 and ¥ 300 million of our outstanding convertible debt securities due 2011. In line with our short term borrowing rates, long term borrowing rates also increased in fiscal 2009. The long-term debt include Rs. 90,776 million as at March 31, 2009 and Rs. 91, 866 million as at March 31, 2008 by way of collateralized debt obligation representing finance receivables securitized which do not meet derecognition criteria as per IFRS. The outstanding foreign currency convertible note have increased from Rs. 37,504 million as at March 31, 2008 to Rs. 46,437 million as at March 31, 2009, mainly due to exchange fluctuations. The company continued its investment plan in expansion and product development.

Current liabilities other than short-term debt increased from Rs.106,581 million as of March 31, 2008 to Rs.262,530 million as of March 31, 2009, primarily due to liabilities assumed as part of the acquisitions. We assumed current liabilities of Rs. 217,039 million excluding short term debt.

As of March 31, 2009, we had cash and cash equivalents of Rs.22,827 million, compared to Rs.11,416 million as of March 31, 2008. The increase mainly relates to Jaguar Land Rover.

Finance receivables (net of allowances) were Rs.158,803 million as of March 31, 2009 compared to Rs. 163,960 million as of March 31, 2008.

As of March 31, 2009, inventories stood at Rs.107,956 million compared to Rs.34,337 million as of March 31, 2008, which included inventory on acquisition of Jaguar Land Rover business of Rs.98,404 million. Due to lower volumes and reduction actions, the inventory has been lowered in fiscal 2009.

Trade receivables increased from Rs. 30,041 million as of March 31, 2008 to Rs.51,697 million as of March 31, 2009. As part of acquisitions we acquired Rs.50,212 million of trade receivables. Our focus on improved collections to meet liquidity requirements helped us to reduce our accounts receivables towards the later part of the fiscal year.

Our investment (short term and long term investments) declined from Rs.40,659 million as of March 31, 2008 to Rs.9,265 million as of March 31, 2009. In fiscal 2009, we sold investments of Rs.9,595 million available for sale securities and Rs.9,673 million investment in mutual fund to repay bridge loan, meet our capital expenditure and other business requirements. A significant part of our investments are in available for sale equity shares whose fair value as on March 31, 2009 is Rs.5,502 million. Due to the significant fall in market prices in fiscal 2009 the value of available for sale equity shares declined by Rs. 10,798 million. Equity investments recognized at cost (due to lack of readily determinable market value), investment in mutual funds, corporate bonds and other debt, loans and receivables etc accounted for the balance amount. More than 90% of investments are non-current in nature.

Our investments in equity accounted investees was Rs.8,012 million as of March 31, 2009, compared to Rs.9,784 million as of March 31, 2008. Decline is primarily due to losses in some of our associates.

Our other current assets increased from Rs.11,072 million as of March 31, 2008 to Rs.27,714 million as March 31, 2009. The increase is attributable to the Jaguar Land Rover acquisition. Our current tax receivables increased from Rs.5,792 million as of March 31, 2008 to Rs.7,466 million as of March 31, 2009.

Our other financial assets including non-current financial assets increased from Rs.22,966 million as of March 31, 2008 to Rs.28,790 million as of March 31, 2009. A major portion of our other financial assets is margin money (Rs.19,037 million and Rs.15,999 as at March 31, 2009 and 2008 respectively) with banks in the nature of restricted cash, and consists of collateral provided in support of guarantees issued by banks towards securitization of finance receivables on the Company’s behalf as may be required in the transaction of transfer of finance receivables.

Capital Expenditure

Capital expenditure increased from Rs.51,386 million during fiscal 2008 to Rs.101,197 million in fiscal 2009. Our automotive operations accounted for majority of this capital expenditure. Within automotive segment capital expenditure in Tata vehicle business was Rs.52,577 million in fiscal 2009, compared to Rs.49,925 million in fiscal 2008. Our capital expenditures during the past two years related mostly to capacity expansion of our production facilities, the introduction of new products such as the Ace Magic, Winger, Sumo Grande, Indica Vista and development of planned future products and technologies as well as quality and reliability improvements aimed at operating cost reductions. During the fiscal 2009, we announced that the mother plant for the Nano will be relocated from Singur in West Bengal to Sanand in Gujarat. The integrated project, comprising the mother plant and the vendor park, will come up on an area of about 1100 acres. The plant, to begin with, will produce 250,000 cars per annum. The capacity is expandable up to 500,000 cars per annum.

Capital expenditure in the Jaguar Land Rover business amounted to Rs.46,090 million for the period post our acquisition mainly representing product development projects. Jaguar Land Rover continues to invest in new technologies through its research and development activities to develop products that meet the requirements of the premium segment including developing sustainable technologies to improve fuel economy and reduce CO2 emissions. Jaguar Land Rover has committed to comply with European emissions legislation and has announced an £800million program specifically aimed at reducing CO2 emissions which is supported by a carbon offset programme balancing emissions from the manufacture of all Land Rover vehicles as well as the first 45,000 miles of Land Rover customer vehicle use in the UK and other countries. The UK government has recently offered a grant of £27million to help enable the development.

We will continue to invest in our business units and research and development over the next several years, including committed capital expenditure for our ongoing projects, new projects, product development programs, mergers, acquisitions and strategic alliances to build and expand our presence in the passenger vehicle and commercial vehicle categories.

Liabilities and Sources of Financing

We fund our short-term working capital requirements with cash generated from operations, overdraft facilities with banks, short and medium term borrowings from lending institutions, banks and commercial paper. The maturities of these short and medium term borrowings and debentures are generally matched to particular cash flow requirements. We had short-term borrowings (including the current portion of long-term debt) of Rs. 319,629 million and Rs.112,320 million as of March 31, 2009 and 2008 respectively. We had unused short-term credit facilities of Rs.10,422 million and Rs.41,052 million as of March 31, 2009 and 2008, respectively.

On April 27, 2004, Tata Motors raised US$ 100 million by way of Zero Coupon Convertible Notes due for redemption on April 27, 2009. The noteholders have an option to convert these Notes into ordinary shares or ADSs determined at an initial conversion price of Rs. 573.106 per share with a fixed rate of exchange on conversion of Rs.43.85 per USD, from and including June 7, 2004 to and including March 28, 2009. The conversion price will be subject to certain adjustments. Further, Tata Motors has a right to redeem in whole, but not in part, these Notes at any time on or after April 27, 2005, subject to certain conditions. Unless previously converted, redeemed or purchased and cancelled, these Notes will be due for redemption on April 27, 2009, at 95.111% of the principal amount. 7,313,842 ordinary shares were allotted during the period April 27, 2004 to March 31, 2008, consequent to conversion of 95,590 Notes with carrying value of Rs. 5,792 million. During the year ended March 31, 2009, 153,025 ordinary shares were allotted consequent to conversion of 2,000 Notes with carrying value, net of Rs. 0.1 million being stamp duty expenses on conversion, of Rs. 100 million (US$ 1.7 million). Further, 2,410 Notes with carrying value of Rs. 148.6 million (US$ 2.9 million) outstanding as at March 31, 2009 have been redeemed on maturity.

On April 27, 2004, Tata Motors also raised US$ 300 million by way of one percent Convertible Notes due for redemption on April 27, 2011. The note holders have an option to convert these Notes into ordinary shares / ADSs determined at an initial conversion price of Rs. 780.40 per share at a fixed rate of conversion of Rs. 43.85 per USD, from and including June 7, 2004 to and including March 28, 2011. The conversion price of the notes was reset to a price of Rs.737.29 per share at a fixed rate of conversion of Rs. 43.85 per USD, on account of our Rights Issue in fiscal 2009. The conversion price will be subject to certain adjustments. In the event of certain changes affecting taxation, Tata Motors has an option to redeem in whole but not in part, these Notes at any time. Unless previously converted, redeemed or purchased and cancelled, these Notes will be due for redemption on April 27, 2011 at 121.781% of the principal amount. There have been no conversions during the year ended March 31, 2009. Outstanding notes may at the option of the Note holders be converted into 17,842,482 ADSs or shares at any time upto March 28, 2011.

In March 2006, Tata Motors issued Yen 11,760 million (Rs. 4,500.3 million) Zero Coupon Convertible Notes due for redemption on March 21, 2011. The noteholders have an option to convert these Notes into ordinary shares or ADSs determined at an initial conversion price of Rs.1,001.39 per share with a fixed rate of exchange on conversion of Rs.1.00 per Yen 2.66, from and including May 2, 2006 to and including February 19, 2011. The conversion price of the notes was subsequently reset to a price of Rs.946.07 per share at a fixed rate of conversion of Rs.1.00 per Yen 2.66, on account of our Rights Issue in fiscal 2009. The conversion price will be subject to certain adjustments. Further, Tata Motors has a right to redeem in whole, or in part, these Notes at any time on or after March 20, 2009 but prior to February 8, 2011, subject to certain conditions. In the event of certain changes affecting taxation, Tata Motors has an option to redeem in whole but not in part, these Notes at any time. Unless previously converted, redeemed or purchased and cancelled, these Notes will be due for redemption on March 21, 2011, at 99.253% of the principal amount. During the year, the company bought back and cancelled 30 notes (Principal value of JPY 300 million). There has been no conversion during the year ended March 31, 2009. Further 1146 outstanding notes may at the option of the Note holders be converted into 4,553,878 ADSs or shares at any time upto February 19, 2011.

In July 2007, Tata Motors has raised funds aggregating US$ 490 million (Rs. 19,927.1 million at issue) by issue of Zero Coupon Convertible Alternative Reference Securities (CARS) due on July 12, 2012. The noteholders have an option, subject to the terms and conditions of the issue, to convert these notes into Qualified Securities or the Company’s newly issued ordinary shares or ADSs. The conversion may be made by the noteholders from and including October 11, 2011 to and including June 12, 2012 at an initial conversion price of Rs. 960.96 per Share (equivalent to US$23.67 at a fixed rate of exchange on conversion of Rs. 40.59 = US$1.00) that is subject to adjustment in certain circumstances. The conversion price of the notes was reset to a price of Rs.907.87 per share at a fixed rate of conversion of Rs. 40.59 per USD, on account of our Rights Issue in fiscal 2009. The Company has a right to redeem in whole, but not in part, these notes at any time on or after October 11, 2011, subject to certain conditions. Unless previously converted, redeemed or purchased and cancelled as per the terms of issue, these will be redeemed on July 12, 2012 at 131.82% of the outstanding principal amount. During the year, the company bought back and cancelled 170 notes (Principal value of US$ 17 million).

        On June 2, 2008, we completed the acquisition of Jaguar Land Rover from Ford Motor Company for a purchase consideration of US$ 2.5 billion in an all cash transaction from Ford Motor Company, which contributed about US$600 million to the Jaguar Land Rover pension plans. The purchase consideration of US$ 2.5 billion paid by JaguarLandRover Limited was financed through a capital contribution of US$ 500 million and a short term bridge loan of US$ 3,000 million from a group of lenders including the Bank of

Tokyo-Mitsubishi UFJ Limited, Citigroup Global Markets Asia Limited, ING Bank N.V., Singapore Branch, J.P. Morgan Securities (Asia Pacific) Limited, Mizuho Corporate Bank Limited, Standard Chartered Bank, State Bank of India and BNP Paribas, Singapore Branch. As on March 31, 2009 US $ 2,016 million of bridge loan is outstanding.

In October 2008, we raised an aggregate of Rs.41,393.3 million through a simultaneous but unlinked rights issue of ordinary shares and ‘A’ ordinary shares of 64,276,164 ordinary shares of Rs.10 each at a premium of Rs.330/- per share aggregating Rs.21,854 million in the ratio of one Ordinary Share for every six ordinary shares; and 64,276,164 ‘A’ ordinary shares of Rs.10 each at a premium of Rs.295/- per ‘A’ ordinary share aggregating Rs.19,604 million in the ratio of one ‘A’ ordinary share for every six ordinary shares. Proceeds of rights issue were used to prepay part of bridge loan availed by us for the acquisition of Jaguar Land Rover business.

Subsequent to March 31, 2009, in May 2009 we raised funds through secured non-convertible credit enhanced rupee debentures in four tranches, having tenors up to 7 years, aggregating Rs.42,000 million on a private placement basis. Proceeds were used to repay part of the short term bridge loan availed for acquisition of Jaguar Land Rover.

The following table sets forth our short-term and long-term debt position:

	Fiscal 2009	Fiscal 2008
	(Rs. in millions)
Total short-term debt (excluding current portion of long-term debt)	251,253	55,645
Total current portion of long-term debt	68, 376	56,675
Long-term debt net of current portion	116,186	108,028

Total Debt	435,815	220,348

During fiscal 2009 and 2008, the effective weighted average interest rate on our long-term debt was 9.4% and 8.4% per annum, respectively.

As of March 31, 2009, approximately 68.7% of our long-term debt (including current portion) was denominated in rupees and the balance was denominated in dollars and other non-rupee currencies. During fiscal 2009, our effective cost of borrowing increased due to increase in interest rates in India and severe global credit crunch during the fiscal year.

The following table sets forth a summary of the maturity profile for our outstanding long-term debt obligations as of March 31, 2009

Payments Due by Period	Rs. in millions
Within one year	68,376
After one year and up to two years	46,558
After two year and up to five years	69,628
After five year and up to ten years	—
Total	184,562

Some of the long-term debt agreements contain financial covenants that require us to satisfy and/or maintain financial ratios and other specified conditions on a non-consolidated basis under Indian GAAP, including debt service coverage ratio, long term debt to equity ratio, minimum net worth and external liabilities to net worth ratio level of capital expenditure, dividend payout and maintaining non-performing assets of less than 3% of finance receivables. The terms of certain of our long-term debt agreements require us to obtain prior consent for certain specified actions including amendment of our charter documents and for creation of any lien on our properties other than for specified purposes.

As a result of our increase in our long-term debt during fiscal 2009 as compared to fiscal 2008, the ratio of net debt to shareholders’ equity (total debt less cash and cash equivalents and liquid marketable securities divided by total shareholders’ equity) under IFRS increased from 1.68 as of March 31, 2008 to 10.64 as of March 31, 2009. Details of the calculation of this ratio are set forth in Exhibit 7.1 to this annual report.

(1)	The following table sets forth our contingent liabilities as of the dates indicated.

	Fiscal 2009	Fiscal 2008
	(Rs. in millions)
Income Tax	4,454	4,563
Excise Duties	1,821	1,062

Sales Tax	5,424	3,138
Other Taxes and Claims*	2,045	1,208
Other Contingencies	54	50

Total	13,798	10,021

*	Other taxes and claims include claims by other revenue authorities and distributors. See Item 4.B “ — Business Overview — Legal Proceedings”, of this annual report.
(2)	Rs.46,314 million and Rs.35,732 million in fiscal 2009 and 2008, respectively, represent executory contracts on capital accounts not otherwise provided for.

On an ongoing basis, our legal department reviews pending cases, claims by third parties against us and other contingencies. For the purposes of financial reporting, we periodically classify these matters into gain contingencies and loss contingencies. Gain contingencies are not recognized until the contingency has been resolved and amounts are received or receivable. For loss contingencies that are considered probable, an estimated loss is recorded as an accrual in our accounts and, if the matter is material, the estimated loss is disclosed in our financial statements. We do not consider any of these matters to be individually sufficiently material to warrant disclosure in our financial statements. Loss contingencies that are considered reasonably possible are not provided for in our financial statements, but if we consider such contingencies to be material, individually or in the aggregate, they are disclosed in our financial statements. Most loss contingencies are classified as reasonably possible unless clearly frivolous, in which case they are classified as remote and are monitored by our legal department on an ongoing basis for possible deterioration. We do not disclose remote matters in our financial statements. See note 38 of our audited consolidated financial statements for additional information regarding our material claims and contingencies.

Since fiscal 1997, we have benefited from participation in the Export Promotion Capital Goods Scheme, or the EPCG Scheme, which permits us to import capital equipment under a special license at a substantially reduced customs duty, subject to us fulfilling an obligation to export goods manufactured or produced by the use of capital equipment imported under the EPCG Scheme to the value of a multiple of the cost insurance and freight value of these imports or customs duty saved, over a period of 8 or 12 years from the date of obtaining the special license. We currently hold 57 licenses that require us to export our products of a value of approximately Rs.105 million between 2002 and 2017 and we carefully monitor our progress in meeting our incremental milestones. After fulfilling some of the export obligations, the remaining obligation to exports products of value is Rs.17 million by March 2017. In the event that the export obligation under the EPCG Scheme is not fulfilled, we would have to pay the differential between the reduced and normal duty on the goods imported along with interest. In view of our past record of exceeding our export milestones, and our current plans with respect to our export markets, we do not currently foresee any impediments to meeting our export obligations in the required time frame.

Finance Receivables

In fiscal 2009 and fiscal 2008, 31% and 34%, respectively, of our sales volumes were financed under loan contracts to our dealer’s customers. As of March 31, 2009 and 2008, our customer finance receivable portfolio was comprised 588,055 and 528,307 contracts, respectively, with gross finance receivable of approximately Rs.195,445 million, and Rs.196,640 million respectively. We follow specified internal procedures including quantitative guidelines for selection of our finance customers to assist in managing default and repayment risk in our portfolio. We originate all the contracts through our authorized dealers and direct marketing agents with whom we have agreements. All our marketing, sales and collection activities are undertaken through dealers or directly by us including our division known as Tata Motor finance and our subsidiary company Tata Motors Finance Limited.

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

We act as collection agent on behalf of the investors, representatives, special purpose vehicles or banks in whose favor the receivables have been assigned, for the purpose of collecting receivables from the purchasers on the terms and conditions contained in the applicable deeds of securitization in respect of which pass-through certificates are issued to investors in case of special purpose vehicles, or SPVs. We also secure the payments to be made by the purchasers of amounts constituting the receivables under the hire-purchase/loan agreements to the extent specified by rating agencies by any one or all of the following methods:

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

•	by way of over-collateralization or by investing in subordinate pass-through certificates to secure the obligations of the purchasers.

The following table sets forth details of the transfer of finance receivables undertaken by us as of the periods indicated:

	Fiscal 2009	Fiscal 2008
	(Rs. million )
Securitized value	277,341	218,635
Balance payable	111,779	111,345
Overdue as a % of amount securitized	2.6%	1.7%

See Note 40(c) of our audited consolidated financial statements for accounting of finance receivables.

Recent Developments

New Product Launches

In April 2009, Jaguar Land Rover revealed the 2010 model year Range Rover, Range Rover Sport and Discovery 4 models which feature a range of powertrain changes together with exterior and interior modification. The new models are intended to go on sale in the second half of 2009 starting with the Range Rover in July 2009, with Discovery 4 and Range Rover Sport in September 2009.

In May 2009, we unveiled a new range of trucks, that we believe match the best in the world in performance at a lower life-cycle cost, termed as ‘Prima’, to be gradually introduced in South Korea, South Africa, the SAARC countries and the Middle East.

In May 2009, Jaguar Land Rover introduced the Freelander 2 TD4_e, with intelligent stop-start and effects a 7% improvement in CO2 emissions and giving up to a 20% improvement in fuel economy in real world test. The new Freelander 2 TD4_e is Land Rover’s most fuel efficient to date featuring a new intelligent Stop/Start system, it is the first production vehicle to incorporate technologies from the company’s programme of sustainable engineering initiatives, collectively named ‘e TERRAIN TECHNOLOGIES’.

Refinancing of Bridge Loan

In May 2009, we raised Rs. 42,000 million through issue of secured non-convertible rupee debentures. The debentures, issued in four tranches with maturities ranging from 23 to 83 months, carry a coupon of 2% and will be redeemed at varying premia on maturity. Proceeds of the debenture issue were used to prepay part of the bridge loan raised to finance Jaguar Land Rover acquisition. We also amended our original acquisition finance facility of US$3 billion via the amendment and restatement of acquisition facility arrangement of US$1 billion to be repaid in four tranches by December 2010. The facilities carry certain covenants in terms of certain financial ratios and minimum earnings levels as per Indian GAAP and limitations on capital expenditure and dividends.

EIB Loan

We along with Jaguar Land Rover have been in discussions with commercial banks for Jaguar Land Rover funding facilities, Tata Motors and Jaguar Land Rover also expect that the long term loan from the European Investment Bank (EIB) of GBP 340 million, sanctioned to Jaguar Land Rover, can also be successfully secured through appropriate commercial arrangements. With the positive trend in the external environment in financial markets and improvement in general liquidity, these arrangements have been and are expected to be concluded without necessitating guarantees from the UK Government, for which discussions had been ongoing for some time.

Working Capital Lines

In August 2009, we increased our short term working capital limits from Rs.8,000 crores to Rs.12,000 crores from a consortium of 25 bankers. These limits are in the form of fund based and non fund based limits and as a market practice in India are uncommitted short tem lines which are renewed every year.

Board of Directors

Mr Ravi Kant superannuated as Managing Director on June 1, 2009 as per our Retirement Policy and the terms of his appointment. He has been appointed as the Non-Executive Vice-Chairman on the Board of Directors of the Company with effect from June 2, 2009. Mr P M Telang, Executive Director (Commercial Vehicles Business Unit) was appointed as the Managing Director-India Operations with effect from June  2, 2009.

C. Research and Development, Patents and Licenses, etc.

Please see Item 4.B of this annual report for the information required by this item.

D. Trend Information.

Please see Item  5.A of this annual report for the information required by this item.

E. Off-balance Sheet Arrangements

We have provided guarantees aggregating Rs 8,565.3 million as of March 31, 2009 to banks and others in respect of loans/credit facilities availed by our joint venture.

Tabular Disclosure of Contractual Obligations

	Payment due by period
	(Rs in millions)
Type	Total	Less than 1 year	1 year to 3 year	3 year to 5 year	5 year or more
Long Term Debts	184,562	68,376	89,381	26,805	—
Capital Lease	3,186	551	963	752	920
Operating Lease	10,867	668	921	298	8,980
Capital Commitments	46,314	20,573	25,240	501	—
Purchase Commitments	159,641	29,393	66,338	42,659	21,251
Other Non Current Liabilities	14,870	539	13,687	420	224
Provisions	20,753	382	14,954	1,826	3,591

Total	440,193	120,482	211,484	73,261	34,966

Item 6.	Directors, Senior Management and Employees.

A. Directors and Senior Management.

Board of Directors.

Under our Articles of Association, the number of our Directors cannot be less than three nor more than fifteen. At present, there are twelve Directors, including a nominee Director of Tata Steel Limited, or Tata Steel. Our Board of Directors, or the Board, has the power to appoint Managing Directors and Executive Directors.

Our Articles of Association provide that the Board of Directors of Tata Steel, which, with its subsidiary, owns, as of March 31, 2009, 8.62% of our Ordinary shares and 8.63% of ‘A’ Ordinary shares, has the right to nominate one Director (the Steel Director) to the Board. Dr. J.J. Irani is the current nominee Director of Tata Steel.

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

Under the Companies Act, 1956 at least two-thirds of the total numbers of Directors on the Board are subject to retirement by rotation, and of these Directors, one third must retire every year. The Directors to retire are those who have been the longest in office. Our Directors are not required to hold any of our shares by way of qualification shares.

As of March 31, 2009, our Directors and Executive Officers, in their sole and joint names, beneficially held an aggregate of 2,00,391 Ordinary shares (approximately 0.04% of our issued share capital) and 24,212 ‘A’ Ordinary shares (approximately 0.03% of our issued share capital). In addition, some of our Directors hold as trustees for various non-affiliated trusts, an aggregate of 354,976 shares (representing approximately 0.09% of our issued share capital).

The following table provides information about our current Directors, Executive Officers and Chief Financial Officer as at June 30, 2009:

Name	Position	Date of Birth/ Business Address(1)	Year appointed as Director or Executive Officer or Chief Financial Officer	Expiration of Term	Number of Ordinary shares beneficially owned as of June 30, 2009,	Number of A Ordinary shares beneficially owned as of June 30, 2009
Ratan N. Tata	Chairman	Dec. 28, 1937	1981	2011	187346	21836
Ravi Kant	Non-Executive Vice-Chairman	Jun. 1, 1944	2000	2013	NIL	NIL
N.A. Soonawala	Director	Jun. 27, 1935	1989	2010	NIL	NIL
J.J. Irani	Director	Jun. 2, 1936	1993	Non-rotational	4815	1300
R. Gopalakrishnan	Director	Dec. 25, 1945	1998	2011	3750	NIL
N.N. Wadia	Director	Feb. 15, 1944	1998	2011	NIL	NIL
S. M. Palia	Director	Apr. 25, 1938	2006	2012	300	NIL
R.A. Mashelkar	Director	Jan. 1, 1943	2007	2010	NIL	NIL
Nasser Munjee	Director	Nov 18, 1952	2008	2012	NIL	NIL
Subodh Bhargava	Director	Mar 30, 1942	2008	2012	NIL	NIL
V K Jairath	Director	Dec. 12, 1958	2009	2013	NIL	NIL
P. M. Telang	Managing Director- India Operations	Jun. 21, 1947	2007	Non-rotational	3180	500
C. Ramakrishnan	Chief Financial Officer	Jun. 27, 1955	2007	—	1 000	576

(1)

The business address of each of our Directors, Executive Officers and Chief Financial Officer, other than as described immediately below, is Bombay House, 24 Homi Mody Street, Mumbai 400 001. The business address of N.N. Wadia is The Bombay Dyeing & Manufacturing Co. Ltd., Hemming Building Office, Pandurang Budhkar Marg, Prabhadevi, Mumbai 400 025, India, the business address of S. M. Palia is 16, Ruchir Bungalows, Vastrapur, Beyond Sarathi Hotel, Ahmedabad-380054, the business address of R. A. Mashelkar is Raghunath, D-4, Varsha Park, Baner, Pune 411045, India, the business address of

Mr. Nasser Munjee is Benedict Villa, House No.471, Saudevado, Chorao Island, Tiswadi, Goa - 403102, India, the business address of Mr. Subhod Bhargava is Tata Communications Limited, VSB Bangla Sahib Road, New Delhi - 110001, India, the business address of Mr V K Jairath is Room Nos. 308/309 The Taj Mahal Palace & Tower, Apollo Bunder, Mumbai-400 01.

(2)	Each of our Directors, Executive Officers and Chief Financial Officer beneficially owns less than 1% of our shares as of March 31, 2009.

Biographies

Set forth below is a short biography of each of our Directors, Executive Officers and Chief Financial Officer:

Mr Ratan N Tata (Chairman), Mr Tata holds a B.Sc. (Architecture) degree with structural engineering from Cornell University, USA and has completed the Advanced Management Program at Harvard Business School, USA. He joined the Tata Group in 1962. As Chairman of Tata Industries Limited since 1981, he was responsible for transforming the company into a Group strategy think-tank and a promoter of new ventures in high technology businesses. In 1991, Mr Tata was appointed Chairman of Tata Sons Limited, the holding company of the Tata Entities and currently holds the chairmanships of major Tata companies. During his tenure, the Group’s revenues have grown over ten-fold to annualized Group revenues of $70.8 billion

Mr Tata is on the Central Board of the Reserve Bank of India, a Member of the Prime Minister’s Council on Trade and Industry besides being a member of various global councils. He is also the chairman of two of the largest private sector promoted philanthropic trusts in India. Mr Tata is associated with various organizations in India and abroad.

The Government of India honored Mr Tata with its second highest civilian award, the Padma Vibhushan, in 2008. Mr Tata was conferred with ‘NDTV Automotive Man of the Year 2008’ award. He has also been conferred an honorary doctorate in business administration by the Ohio State University, an honorary doctorate in technology by the Asian Institute of Technology, Bangkok, an honorary doctorate in science by the University of Warwick, and an honorary fellowship by the London School of Economics. Mr Tata has been on the Company’s Board since August 14, 1981 including 14 years in an executive capacity and is actively involved with product development and other business strategies pursued by the Company. One of his achievements include designing and developing an indigenous Indian car - “Indica” which besides creating a record of sorts, is one of the leading products in its category in the car market. The “Nano”-the fuel efficient, low-cost, eco-friendly “people’s car” envisioned by Mr Tata was commercially launched in March 2009 and deliveries have commenced in July 2009. The Company was also awarded the Wall Street Journal Technology Innovation Award for the Tata Nano, in the transportation sector.

Mr. Ravi Kant (Vice-Chairman): Mr. Ravi Kant holds a Bachelor of Technology degree from the Indian Institute of Technology, Kharagpur and a Masters in Science from the University of Aston, Birmingham, UK. Mr. Kant has wide and varied experience in the manufacturing and marketing field, particularly in the automobile industry. Prior to joining the Company, he was with Philips India Limited as director of Consumers Electronics business and prior to which with LML Limited as senior executive director (marketing) and Titan Watches Limited as vice president (sales & marketing). Mr. Kant was also employed with Kinetic Engineering Limited and Hawkins Cookers Limited. Mr. Kant has been with the Company since July 2000 as the executive director (commercial vehicle business unit) responsible for manufacturing & marketing of the Commercial Vehicle Business Unit and was appointed as the Managing Director on July 29, 2005. Mr Kant superannuated on June 1, 2009 as per the Company’s Retirement Policy and the terms of his appointment. Taking into consideration, the contribution made by Mr Kant during his tenure and the critical phase through which the Company was passing, the Board decided to continue availing the benefit of Mr Kant’s counsel and have appointed him as the Non-Executive Vice-Chairman on the Board of Directors of the Company with effect from June 2, 2009.

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

Mr. Nasser Munjee: Mr. Munjee holds a Bachelor’s degree and a Master’s degree from the London School of Economics, UK. His journey in financial sector began with HDFC where he served for over 20 years at various positions including as its executive director. He was the managing director of Infrastructure Development Finance Company Limited till March 2004. Presently he is the chairman of Development Credit Bank since June 2005 and is also on the board of directors of various multinational companies and trusts. Mr. Munjee is a technical advisor on the World Bank-Public Private Partnership Infrastructure and Advisory Fund. He is also associated with several public and private institutions as chairman and member of the board or trustee. He was appointed as a Director of the Company on July 25, 2008.

Mr. Subodh Bhargava: Mr. Subodh Bhargava holds a degree in Mechanical Engineering from the University of Roorkee and retired from Eicher Group of Companies as group chairman and chief executive in March 2000. He was the past president of the confederation of Indian Industry and the Association of Indian Automobile Manufacturers and the vice president of the Tractor Manufacturers Association. He was also a member of the Insurance Tariff Advisory Committee, the Economic Development Board of the government of Rajasthan. He has held various prominent positions on various Chambers/Associations in the field of research in engineering and technology and technical and management education and is currently associated as a director of several Indian corporates, including Tata Communications Limited and Tata Steel Limited. He was appointed as a Director of the Company on July 25, 2008.

Mr V K Jairath: Mr V K Jairath holds Bachelor of Arts Degree in Public Administration and Bachelor of Laws Degree, both, from the Punjab University, Masters in Economics from the University of Manchester, U K and joined Indian Administrative Service in 1982.Mr Jairath has over 25 years of experience in public administration, rural development, poverty alleviation, infrastructure, finance, industry, urban development, environmental Management and a touch of the private sector occupying various important positions in the Government of India and the State Government of Maharashtra. He has held various positions as the Managing Director of SICOM, Secretary to the Governor of Maharashtra, Municipal Commissioner of Kolhapur, Collector of Wardha, besides being an Independent Director on the Boards of Public Sector Companies and Banks. He is currently on the Boards of Maharashtra Airport Development Company and Avantha Power and Infrastructure Limited. He was appointed as a Director of the Company w.e.f. March 31, 2009.

Mr. P M Telang: Mr. Prakash Telang holds a Bachelor’s Degree in Mechanical Engineering and a MBA from IIM, Ahmedabad. Mr. Telang has over three decades of functional expertise in the automotive industry and machinery manufacturing. After spending the first three years of his career with M/s Larsen & Toubro, he joined the Tata Group through the Tata administrative service cadre. He is responsible for product development, manufacturing, sales and marketing functions of the strategic business unit of light & small commercial vehicles. Mr. Telang had been appointed as Executive Director (Commercial Vehicles) of the Company on May 18, 2007 and now has been appointed as the Managing Director – India Operations with effect from June 2, 2009.

        Mr. C. Ramakrishnan (Chief Financial Officer). Mr. C. Ramakrishnan, aged 52 years, joined Tata Motors Limited in 1980. He handled corporate treasury and accounting functions as well as management accounting. After a two- year company-wide IT project responsibility covering R&D, manufacturing, sourcing and sales & service, he had worked in the Chairman’s Office. Mr. Ramakrishnan holds a B.Com. degree and is a qualified Chartered Accountant and Cost Accountant. Mr. Ramakrishnan was appointed as the Chief Financial Officer of Tata Motors with effect from September 18, 2007.

There is no family relationship between any of our Directors, Executive officers or Chief Financial Officer.

B. Compensation.

The following table provides the annual compensation paid to our Directors and Executive Officers for fiscal 2009.

Name	Position	Remuneration[2] (in Rupees)
Ratan N. Tata	Chairman	3,45,000
Ravi Kant[1]	Non Executive Vice Chairman	43,148,000
N.A. Soonawala	Director	3,45,000
J.J. Irani	Director	2,60,000
V.R. Mehta[3,4]	Director	17,85,000
R. Gopalakrishnan	Director	2,80,000
N.N. Wadia	Director	2,60,000
S.M. Palia	Director	4,05,000
R A Mashelkar	Director	3,40,000
N Munjee	Director	1,45,000
S.Bhargava	Director	1,00,000
V K Jairath	Director	NIL
P.M.Telang[5]	Managing Director-India Operations	28,604,000
C. Ramakrishnan[6]	Chief Financial Officer	14,178,000

1	Retired from position of Managing Director w.e.f June 1, 2009 and appointed as Vice Chairman in Non Executive capacity with effect from June 2, 2009.
2	Includes salary, allowance, taxable value of perquisites, commission and our contribution to provident fund and superannuation fund for Managing/Executive Directors/Chief Financial Officer and sitting fees and commission for Non-Executive Directors.
3	The remuneration paid to Mr. V. R. Mehta includes sitting fees and commission paid by Telco Construction Equipment Company Limited and sitting fees paid by Tata Motors Finance Ltd.
4	Ceased to be Director with effect from January 30, 2009.
5	Appointed as Managing Director - India Operations with effect from June 2, 2009.
6	Rounded to nearest thousands of rupees and excludes provision for encashable leave and gratuity as a separate acturial valuation is not available.

Apart from the above, the Managing Director is also eligible to receive special retirement benefits at the discretion of the Board on their retirement, which include housing, monthly pension and medical benefits. Mr. Ravi Kant our non-executive Vice Chairman retired as Managing Director w.e.f June 1, 2009 and is paid retiring benefits as per the Company’s policy.

Our Managing Director is entitled to six months’ salary as severance fees upon termination of their contracts by us.

C. Board Practices.

The Board size of twelve directors is commensurate with our size and in line with the industry. The Board consists of executive, non-executive and independent directors. Appointments of new directors are considered by the full Board and our shareholders at each year’s Annual General Meeting.

The roles of the Chairman and the Chief Executive Officer are distinct and separate with appropriate powers being delegated to the Managing Director to perform the day to day activities of the Company.

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

Committees.

The Audit Committee comprises the following three independent directors: Mr. V. R. Mehta, Chairman (up to January 2009), Mr. S. M. Palia, Dr. R. A. Mashelkar and Mr. N Munjee, Chairman (with effect from March 26, 2009). The scope of the Audit Committee includes:

•	Reviewing the quarterly financial statements before submission to the Board, focusing primarily on:

—	any changes in accounting policies and practices and reasons for any such change;

—	major accounting entries involving estimates based on an exercise of judgment by Management;

—	qualifications in draft audit reports;

—	significant adjustments arising out of audits;

—	compliance with accounting standards;

—	analysis of the effects of alternative GAAP requirements on the financial statements;

—	compliance with listing and other legal requirements concerning financial statements;

—	disclosure of related party transactions;

—	review Reports on the Management Discussion and Analysis of financial condition Report, Results of Operations and the Directors’ Responsibility Statement;

—	overseeing our financial reporting process and the disclosure of its financial information, including any earnings press release, to ensure that the financial statements are correct, sufficient and credible; and

—	disclosures made under the CEO and CFO certification to the Board and investors.

•	Reviewing with the management, external auditor and internal auditor the adequacy of our internal control systems and recommending improvements to the management.

•

Reviewing, with the management, the statement of uses / application of funds raises through an issue ( public issue, rights issue, preferential issue, etc.) , the statement of funds utilized for purposes other than those stated in the offer document/ prospectus/ notice and the report submitted by the monitoring agency monitoring the utilization of proceeds of a public or rights issue, and making appropriate recommendations to the Board to take up steps in this matter.

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

•	Discussing with the external auditor before the audit commences the nature and scope of such audit, as well as conducting post- audit discussions to ascertain any area of concern.

•	Reviewing our financial and risk management policies.

•	Reviewing the effectiveness of the system for monitoring compliance with laws and regulations.

•	Initiating investigations into the reasons for substantial defaults in payments to the depositors, debenture holders, shareholders (in case of non payment of declared dividends) and creditors.

•	Reviewing the functioning of the Whistle-Blower mechanism (which is an extension of the Tata Code of Conduct).

•	Reviewing the financial statements and investments made by our subsidiary companies.

•	Look into the reasons for any substantial defaults in payment to the depositors, debenture-holders, shareholders (in case of non-payment of declared dividend) and creditors, if any;

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

We have not issued any stock options to our directors/employees. The Remuneration Committee comprises two independent and two non-executive directors, namely N.N. Wadia, Chairman, V.R. Mehta (part of the year), Ratan N. Tata, N.A. Soonawala and S.Bhargava (part of the year).

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

The Executive Committee of the Board is comprises Ratan N. Tata, Chairman, Ravi Kant, Vice Chairman Non Executive Director, N. A. Soonawala, J. J. Irani, R. Gopalakrishnan, N. N. Wadia, Directors, PM Telang Managing Director-India Operations. This Committee came into effect from July 25, 2006, upon the dissolution of the Finance Committee and the Committee of the Board. The Committee reviews revenue and capital expenditure budgets, long-term business strategy, the organizational structure, raising of finance, property related issues, review and sale of investments and the allotment of securities within established limits.

The Ethics and Compliance Committee sets forth policies relating to the implementation of the Tata Code of Conduct for Prevention of Insider Trading, and takes on record the monthly reports and dealings in securities by the “Specified Persons”. It also implements appropriate actions in respect of violations of the Tata Code of Conduct. The Ethics and Compliance Committee comprises S.M. Palia, Chairman and R. Gopalakrishnan. Mr. C. Ramakrishnan, our Chief Financial Officer, is the Compliance Officer under the said Code.

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

We employed approximately 36,364 and 49,473 (includes Jaguar Land Rover) permanent employees as of March 31, 2008 and 2009 respectively. The average number of temporary employees for the fiscal year ended March 31, 2009, was approximately 16,693.

The following table set forth a breakdown of persons employed by our business segments and by geographic location as of March 31, 2009.

Segment	No. of Employees	Location	No. of Employees
Automotive	43,875	India	31,475
Other	5,598	Abroad	17,998
Total	49,473	Total	49,473

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

Employee wages are paid in accordance with wage agreements that have varying terms (typically three years) at different locations. The expiration dates of the wage agreements with respect to various locations are as follows:

Location	Wage Agreement valid until
Pune CVBU	August 31, 2009	*
Pune PCBU	March 31, 2010
Jamshedpur	March 31, 2010
Mumbai	December 31, 2009
Lucknow	March 31, 2011
Jaguar Land Rover	October 31, 2010

*	Negotiations are in process.

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

A. Major Shareholders

We are a widely held, listed company with approximately 389,541 shareholders for Ordinary Shares and 7673 shareholders for ‘A’ Ordinary Shares of record. To our knowledge, as of June 30, 2009, the following persons beneficially owned 1% or more of 449,832,659 Ordinary Shares and 64,175,655 outstanding at that time:

Ordinary Shares

Name of Shareholder	Holding	Percentage
Tata Sons and subsidiaries	136,872,752	30.43
Citibank N.A., as Depositary(1)	58,924,712	13.10
Life Insurance Corporation of India Ltd.	49802224	11.07
Tata Steel and subsidiaries	38,764,112	8.62
DaimlerChrysler AG	25,596,476	5.69

‘A’ Ordinary Shares
Name of Shareholder	Holding	Percentage
Tata Sons and subsidiaries	47,094,639	73.38
IFCI Ltd	8,196,720	12.77
Tata Steel and subsidiaries	5,537,729	8.63
JM Financial Consultants Pvt. Ltd.	1406255	2.19
Tata Industries Ltd	1289042	2.01

(1)	Citibank, N.A. as depositary for our ADRs, was the holder on record on June 30, 2009 of 58,924,712 shares on behalf of the beneficial owners of deposited shares.

From March 31, 2006 to March 31, 2009, the holdings of our largest shareholder, Tata Sons Limited (together with its subsidiaries), have increased from 22.11% to 36.10%, in view of them subscribing to the Rights Issue 2008 including any subscribed portion thereto. Tata Steel Ltd. (together with its subsidiaries) has substantially increased its shareholdings by subscribing to its rights entitlement in the Rights Issue 2008, but its percentage shareholding has decreased marginally from 8.68% as of March 31, 2006 to 8.62% as of March 31, 2009. Daimler Chrysler AG has kept its shareholdings steady, but its percentage shareholding has declined from 6.69% to 4.98%. Citibank N.A. as depositary for our ADRs, has increased its shareholding from 8.02% to 11.46% because of the ADR holders utlising the headroom available under the two-way fungibility of Depositary Receipts and Ordinary Shares. Life Insurance Corporation of India Ltd. has increased its shareholding and has seen its shareholding percentage increase from 5.30% to 8.98%.

According to our register of shareholders and register of beneficial shareholders, as of July 24, 2009, there were 78 record holders of our shares with addresses in the United States, whose shareholdings represented approximately 0.03% of our outstanding Ordinary Shares on that date, excluding any of our shares held by United States residents in the form of depositary shares. Because some of these shares were held by brokers or other nominees, the number of record holders with addresses in the United States may be fewer than the number of beneficial owners in the United States.

The total permitted holding of Foreign Institutional Investors, or FIIs, in our paid up share capital has been increased to 35% by a resolution passed by our shareholders on January 22, 2004. The holding of FIIs in us as of June 30, 2009, was approximately 7.62%. See Item 10.D “ — Exchange Controls” for further details.

None of our shares of common stock entitles the holder to any preferential voting rights.

Under the Takeover Regulations of India, any person who acquires more than 5%, 10% , 14%, 54% or 74% of our shares or who is entitled to exercise voting rights with respect to more than 5%, 10%, 14%, 54% or 74% of our shares must file a report concerning the shareholding or the voting rights with us and the stock exchanges on which our ordinary shares are traded. Please see Item 9.A “ — The Offer and Listing — Markets” for information with respect to these stock exchanges. Similar disclosures would be applicable under the Insider Trading Regulations of India with respect to any person who acquires more than 5% of our shares or voting rights with respect to the shares. Any increases or decreases by 2% or more in the shareholding by such persons must also be disclosed. Furthermore, under our listing agreement with the stock exchanges where our shares are listed, we are required to periodically disclose to such stock exchanges the name and percentage of shares held by persons or entities that hold more than 1% of our Ordinary Shares. For the purposes of the above, reporting and takeover requirements under our listing agreements, shares withdrawn from our ADS facility will be included as part of a person’s shareholding in us.

To our knowledge, we are not, directly or indirectly, owned or controlled by any other corporation or by any government or by any other natural or legal persons severally or jointly. We are not aware of any arrangements the operation of which may at a later time result in our change of control.

For details regarding voting rights, please refer to Item  10.B “ — Memorandum and Articles of Association — Voting Rights”.

B. Related Party Transactions.

Business Relationships

We purchase materials, supplies, assets and services from numerous suppliers throughout the world in the ordinary course of business, including from our affiliates and firms with which certain members of our board of directors are interested. We purchased materials, supplies, fixed assets and services from these entities in the amount of Rs.30,703 million and Rs.29,500 million in fiscals 2009 and 2008, respectively. We also sell our products, assets and services to our affiliates and firms with which certain members of our board of directors are interested. We sold products, assets and services to these entities in the amount of Rs.3,290 million and Rs.2,320 million in fiscals 2009 and 2008, respectively. In fiscal 2008, we sold equity interest in subsidiaries (15% holding in both HVAL and HVTL) for a consideration of Rs 1,643 million and recorded a gain of Rs.1,100 million. In fiscal 2008 we sold certain finance receivables for a consideration of Rs 10,226 million and recorded a gain of Rs.924 million.

See note 42 of our audited consolidated financial statements for additional information regarding our related party transactions with our affiliates and other related parties. The foregoing do not include transactions with and among our consolidated subsidiaries, the amounts of which are eliminated upon consolidation when preparing our financial statements.

Loans

We regularly have trade accounts and other receivables payable by, and accounts payable to, our affiliates and firms with which certain members of our board of directors are interested. We had outstanding trade accounts and other receivables by these entities in the amount of Rs.1,437 million and Rs.629 million as of March 31, 2009 and 2008, respectively. We had accounts payable to these entities in the amount of Rs.3,148 million and Rs.2,134 million as of March 31, 2009 and 2008, respectively.

From time to time, we provide short to medium-term loans to our affiliates, as well as loans under a loan program established by us and our affiliates to assist executives and directors with the purchase of housing. We believe that each of these loans was entered into in the ordinary course of business. As of March 31, 2009, the total amount receivable by us in respect of outstanding related party loans was Rs. 2,937 million. We had amounts payable for medium term loans taken from our affiliates to the tune of Rs.2,850 million and Rs.Nil as at March 31, 2009 and 2008, respectively. The interest rates for these loans range from 11% to 19%.

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

Dividend Policy.

Based on the net income available for appropriation, dividends are recommended by the Board of Directors for approval by the shareholders at our Annual General Meeting. Further, the Board of Directors may also pay an interim dividend at its discretion. Since fiscal year 1956, we have had an uninterrupted dividend distribution except for the fiscal years 2001 and 2002. We returned to dividend distribution in fiscal 2003. In view of our profitable performance, we declared dividends (excluding dividend tax) totaling Rs5,781 million and Rs.5,784 million for fiscal 2008 and 2009 to the shareholders.

B. Significant Changes.

Other than as set forth in this annual report, no significant change has occurred with respect to us since the date of our audited consolidated IFRS financial statements included elsewhere in this annual report.

Item 9.         The Offer and Listing

A. Offer and Listing Details.

There has been no SEC-registered offering of our shares in the United States.

The details on our share and ADS price history are included in Item 9.C “ — Markets” below.

B. Plan of Distribution.

Not applicable.

C. Markets.

Our ADSs have been listed on the New York Stock Exchange or NYSE, since September 27, 2004. Each ADS represents one ordinary share. Our shares are listed on The Bombay Stock Exchange Limited, which is also referred to as the Bombay Stock Exchange, Mumbai or the BSE, and the National Stock Exchange of India, or NSE. The following table shows closing price and trading volume data for our ordinary shares on the NSE and BSE and for our ADSs on the NYSE:

	NSE			BSE			NYSE
	Closing Price per Share			Closing Price per Share			Closing Price per ADS
	Period High	Period Low	Avg. Daily Trading Volume (in ‘000)	Period High	Period Low	Avg. Daily Trading Volume (in ‘000)	Period High	Period Low	Avg. Daily Trading Volume (in ‘000)
	(Rs. Per Share)			(Rs. Per Share)			($ Per ADS)
Fiscal
2009	691.55	126.20	1734.36	690.45	126.45	318.40	17.15	3.14	412.22
2008	830.55	609.4	1311.0	778.15	623.45	274.54	20.85	14.98	515.74
2007	986.25	659.2	1590.12	985.35	658.05	435.96	22.1	14.27	417.14
2006	941.35	406.4	2003.55	939.00	406.2	659.20	21.5	9.3	282.99
2005	525.2	366.7	3837.70	524.8	366.6	1604.90	12.1	8.7	237.92

Fiscal
2010
1st Quarter	389.20	180.00	5552.20	389.05	179.85	1404.08	10.58	5.36	515.26
2nd Quarter	614.85	262.65	6184.83	614.50	262.05	1600.82	13.16	7.64	454.06

Fiscal
2009
1st Quarter	691.55	426.05	796.30	690.45	426.50	150.67	17.15	9.97	400.06
2nd Quarter	447.95	343.90	821.47	447.20	344.20	209.73	10.75	7.29	531.32
3rd Quarter	339.65	126.20	2243.90	339.25	126.45	500.17	7.41	3.64	394.67
4th Quarter	188.90	130.80	3184.92	188.80	131.50	419.94	5.33	3.14	313.01

2008
1st Quarter	766.6	641.2	1615.1	766.9	641.35	362.3	19.09	15.94	630.40
2nd Quarter	776.9	619.5	1432.2	778.15	618.95	382.2	19.14	15.56	511.89
3rd Quarter	830.5	684.3	1105.6	830.4	684.95	684.9	20.85	16.75	449.09
4th Quarter	793.5	609.4	1090.4	794.25	606.35	606.3	19.95	14.98	482.94

2007
1st Quarter	986.25	660.45	1981.12	985.35	659.9	620.93	21.96	14.91	538.69
2nd Quarter	899.5	659.2	1600.88	898	658.05	473.04	19.5	14.27	308.81
3rd Quarter	912.2	802.1	1349.76	911.75	802.2	353.57	20.83	17.92	307.75
4th Quarter	964.75	716.45	1416.47	964.55	715.1	298.32	22.1	16.21	516.57

Month
September 2009	614.85	508.30	5719.64	614.50	508.20	1473.70	13.16	11.47	394.85
August 2009	499.70	414.70	7486.40	498.65	400.95	1964.83	12.10	10.65	483.22
July 2009	414.35	262.65	5399.85	421.55	262.05	1278.99	10.55	7.64	482.74
June 2009	389.20	313.90	4550.46	389.05	324.25	1231.75	10.58	8.52	492.84
May 2009	363.25	243.80	4780.97	363.90	256.90	1074.69	10.11	7.17	553.01
April 2009	281.50	180.00	7814.81	281.20	179.85	2024.73	7.72	5.36	502.75

On October 06, 2009, the reported closing price of our shares on the BSE and the NSE was Rs.558.35 per share and Rs.558 per share, respectively. On October 06, 2009, the ADS closing price on the NYSE was $12.81 per ADS.

D. Selling shareholders.

Not applicable.

E. Dilution.

Not applicable.

F. Expenses of the issue.

Not applicable.

•	Additional Information.

A. Share Capital

Our Authorized Share Capital is Rs.39,000,000,000 divided into 700,000,000 Ordinary Shares of Rs.10/- each, 200,000,000 ‘A’ Ordinary Shares of Rs.10/- each (The Ordinary Shares and the ‘A’ Ordinary Shares are hereinafter together referred to as Ordinary Shares or shares unless otherwise specifically mentioned to the contrary) and 300,000,000 Convertible Cumulative Preference Shares of Rs.100/- each.

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

In accordance with the Articles and under the Companies Act, we may issue Ordinary Shares with differential rights as to voting and/or dividend (‘A’ Ordinary Shares) up to an amount not exceeding 25% of the total issued Ordinary Share Capital of the Company or such other limit as may be prescribed by applicable laws/regulations.

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

In the case where a resolution is put to vote on a poll, such voting entitlement (excluding fractions, if any), will be applicable to holders of ‘A’ Ordinary Shares. As per the terms of issue, the outstanding ‘A’ Ordinary Shares shall be entitled to one vote for every ten ‘A’ Ordinary Shares held.

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

C. Material Contracts.

Except as given below, neither Tata Motors Limited nor any of its consolidated subsidiaries or associated companies is a party to any material contract other than contracts entered into in the ordinary course of business:

•	the Tata Brand Equity and Business Promotion Agreement incorporated by reference into this annual report as Exhibit 4.1, which is described in Item 4.C of this annual report;

•	the agreement entered into by us with Mr. P.M. Telang for his appointment as Managing Director, which is included as Exhibit 4.2 in this annual report; and

•	the agreement for the sale and purchase of Jaguar and Land Rover, which is incorporated by reference in this annual report as Exhibit 4.3.

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

•

investments by a foreign investor who has an existing joint venture or technology transfer/trade mark agreement in the same field as at January 12, 2005. However, prior FIPB approval will not be required in case of investment made by a venture capital fund registered with SEBI or where the investment in the existing joint venture is less than 3.0 per cent. or where the existing joint venture is defunct or sick;

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

Pricing

The price of shares of a listed Indian company issued to non-residents under the foreign direct investment scheme on an automatic basis cannot be less than the price worked out in accordance with the guidelines issued by the SEBI for the preferential allotment of shares where the shares of such company are listed. Where an Indian company is not listed on any recognized stock exchange in India the minimum issue price of the shares would be based on a fair valuation of shares done by a chartered accountant as per the guidelines issued by the erstwhile Controller of Capital Issues.

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

Registered FIIs are generally subject to tax under Section 115AD of the Income Tax Act of 1961. There is uncertainty under Indian law as to the tax regime applicable to FIIs that hold and trade in ADSs and Shares. See Item 10.E “ — Taxation — Taxation of Capital Gains and Losses — Indian Taxation”.

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

Transfer of shares and convertible debentures of an Indian company by a person resident outside India

The sale of shares of an Indian company from a non-resident to a resident required RBI approval, unless the sale was made on a stock exchange at the market price. The Government has granted general permission to persons residing outside India to transfer shares and convertible debentures held by them to an Indian resident, subject to compliance with certain terms and conditions and reporting requirements. A resident who wishes to purchase shares from a non-resident must, pursuant to the relevant notice requirements, file a declaration with an authorised dealer in the prescribed Form FC-TRS, together with the relevant documents and file an acknowledgment thereof with the Indian company to effect transfer of the shares to his name. However, in such cases, the person to whom the shares are being transferred is required to obtain the prior permission of the Central Government of India to acquire the shares if such person has an existing venture in the same field as at January 12, 2005 (subject to the exceptions set out above). Further, a non-resident may transfer any security held by such resident to a person resident in India by way of gift.

Moreover, the transfer of shares between an Indian resident and a non-resident (except NRI) does not require the prior approval of the Government or RBI, provided that: (i) the activities of the investee company are under the automatic route pursuant to FDI Policy and the transfer is not subject to regulations under the Indian Takeover Code; (ii) the non-resident shareholding complies with sector limits under the FDI policy; and (iii) the pricing is in accordance with the guidelines prescribed by SEBI and RBI.

Indirect Foreign Investment

In February 2009, the Indian Government issued three press notes setting out guidelines for foreign investment in India. Press Note 2 of 2009 prescribes the guidelines for the calculation of total indirect foreign investment in Indian companies. Press Note 3 of 2009 prescribes the guidelines for transfer of ownership or control of Indian companies in sectors with caps from resident Indian citizens to non-resident entities. Additionally, Press Note 4 of 2009 issued on 25 February 2009 clarifies the guidelines on downstream investments by Indian companies. Pursuant to Press Note 2 of 2009 for the purposes of computation of indirect foreign investment in an Indian company, foreign investments in its parent company, by FIIs (holding as on 31 March), NRIs, ADRs, GDRs, FCCBs, FDI, convertible preference shares and convertible currency debentures are required to be taken together.

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

Fungibility of ADRs/GDRs

In March 2001, the RBI permitted the re-conversion of shares of Indian Companies into ADRs/GDRs, subject to the following conditions:

•	the Indian company has issued ADRs/GDRs;

•

the shares of the Indian company are purchased by a registered stock broker in India in the name of the Depository, on behalf of the non-resident investor who wishes to convert such shares into ADRs/GDRs;

•	shares are purchased on a recognized stock exchange;

•	the shares are purchased with the permission of the custodian of the ADRs/GDRs of the Indian company and are deposited with the custodian;

•	the issuer company has authorized the custodian to accept shares from non-resident investors for re-issuance of ADRs/GDRs;

•	the number of shares so purchased do not exceed the ADRs/GDRs converted into underlying shares, and are in compliance with the sectoral caps applicable under the Foreign Direct Investment regime; and

•	the non-resident investor, broker, custodian and the overseas depository comply with the provisions of the Depository Receipt Mechanism and the guidelines issued thereunder from time to time.

Also the RBI has prescribed that the domestic custodians are the entity required to ensure compliance with the RBI guidelines and to file reports with the RBI from time to time. The domestic custodian is also required to perform the following functions:

•	provide a certificate to the RBI and the SEBI stating that the sectoral caps for foreign investment in the relevant company have not been breached;

•	monitor the total number of ADRs/GDRs that have been converted into underlying shares by non-resident investors;

•	liaise with the issuer company to ensure that the foreign investment restrictions, if any, are not being breached; and

•	file a monthly report about the ADRs/GDRs transactions under the two-way fungibility arrangement with the RBI and the SEBI.

E. Taxation

This section describes the material U.S. federal income tax consequences to “U.S. holders” (as defined below) and the Indian stamp duty and income and service tax consequences to “non-residents” (as defined below) of owning shares or ADSs. It applies to you only if you hold your shares or ADSs as capital assets for tax purposes. This section does not apply to you if you are a member of a special class of holders subject to special rules, including:

•	a dealer in securities,

•	a trader in securities that elects to use a mark-to-market method of accounting for securities holdings,

•	a tax-exempt organization,

•	a life insurance company,

•	a person liable for alternative minimum tax,

•	a person that actually or constructively owns 10% or more of our voting stock,

•	a person that holds shares or ADSs as part of a straddle or a hedging or conversion transaction, or

•	a U.S. holder (as defined below) whose functional currency is not the U.S. dollar.

This section is based on the Internal Revenue Code of 1986, as amended, its legislative history, existing and proposed regulations, published rulings and court decisions, and the laws of India, all as currently in effect, as well as on the Convention Between the Government of the United States of America and the Government of the Republic of India for the Avoidance of Double Taxation and the Prevention of Fiscal Evasion with Respect to Taxes on Income (the “Treaty”). These laws are subject to change, possibly on a retroactive basis. In addition, this section is based in part upon the representations of the Depositary and the assumption that each obligation in the Deposit Agreement and any related agreement will be performed in accordance with its terms.

With regard to United States tax, the following discussion addresses only the material U.S. federal income tax consequences for persons that are “U.S. holders”. You are a U.S. holder if you are a beneficial owner of shares or ADSs and you are, for U.S. federal income tax purposes:

•	a citizen or resident of the United States,

•	a domestic corporation,

•	an estate whose income is subject to U.S. federal income tax regardless of its source, or

•

a trust if a United States court can exercise primary supervision over the trust’s administration and one or more United States persons are authorized to control all substantial decisions of the trust.

With regard to Indian tax, the following discussion addresses only the tax consequences for persons that are “non-residents” of India, as defined in the Indian Income Tax Act of 1961 (the “Income Tax Act”), and is based on the provisions of Section 115AC and other applicable provisions of the Income Tax Act and the Issue of Foreign Currency Convertible Bonds and Ordinary Shares (Through Depository Receipt Mechanism) Scheme, 1993 promulgated by the Government of India (together, the “Section 115AC Regime”).

If a partnership holds shares or ADSs, the U.S. federal income tax treatment of a partner will generally depend on the status of the partner and the tax treatment of the partnership. If you hold shares or ADSs as a partner in a partnership, you should consult your tax advisor with regard to the U.S. federal income tax treatment of an investment in our shares or ADSs.

This discussion addresses only U.S. federal income taxation and Indian stamp duty and income and service taxation.

In general, and taking into account the earlier assumptions, for U.S. federal income and Indian tax purposes, if you hold ADRs evidencing ADSs, you will be treated as the owner of the shares represented by those ADRs. Exchanges of shares for ADRs, and ADRs for shares, generally will not be subject to U.S. federal income tax or to Indian tax, but such exchange may give rise to Indian stamp duty as described below under “ — Indian Stamp Duty”.

Taxation of Dividends

Indian Taxation

Dividends paid to non-residents of India will not be subject to Indian tax. However, the Company will be liable to pay a “dividend distribution tax”, currently at the rate of 15% (plus a surcharge at 10% and an additional education tax (“cess”) at the rate of 3% on the sum of the dividend distribution tax and surcharge) on the total amount distributed as a dividend. The effective rate of dividend distribution tax is 17%.

Distributions to non-residents of India of additional ADSs or shares or rights to subscribe for such shares made with respect to ADSs or shares are not subject to Indian tax.

U.S. Federal Income Taxation

Under the U.S. federal income tax laws, and subject to the passive foreign investment company (“PFIC”) rules described below, if you are a U.S. holder, the gross amount of any dividend we pay out of our current or accumulated earnings and profits (as determined for U.S. federal income tax purposes) is subject to U.S. federal income taxation. If you are a non-corporate U.S. holder, dividends paid to you in taxable years beginning before January 1, 2011, that constitute qualified dividend income will be taxable to you at a maximum tax rate of 15% provided that you hold the shares or ADSs for more than 60 days during the 121-day period beginning 60 days before the ex-dividend date and meet other holding period requirements. Dividends we pay with respect to our shares or ADSs generally will be qualified dividend income.

The dividend is taxable to you when you, in the case of shares, or the Depositary, in the case of ADSs, receive the dividend, actually or constructively. The dividend will not be eligible for the dividends-received deduction generally allowed to United States corporations in respect of dividends received from other United States corporations. The amount of the dividend distribution that you must include in your income as a U.S. holder will be the U.S. dollar value of the rupee payments made, determined at the spot rupee/U.S. dollar rate on the date the dividend distribution is includible in your income, regardless of whether the payment is in fact converted into U.S. dollars. Generally, any gain or loss resulting from currency exchange fluctuations during the period from the date you include the dividend payment in income to the date you convert the payment into U.S. dollars will be treated as ordinary income or loss and will not be eligible for the special tax rate applicable to qualified dividend income. The gain or loss generally will be income or loss from sources within the United States for foreign tax credit limitation purposes. Distributions in excess of current and accumulated earnings and profits, as determined for U.S. federal income tax purposes, will be treated as a non-taxable return of capital to the extent of your basis in the shares or ADSs and thereafter as capital gain.

For foreign tax credit purposes, dividends will generally be income from sources outside the United States and will, depending on your circumstances, be either “passive” or “general” income for purposes of computing the foreign tax credit limitation allowable to you.

Distributions of additional shares to you with respect to shares or ADSs that are made as part of a pro rata distribution to all of our shareholders generally will not be subject to U.S. federal income tax.

Taxation of Capital Gains and Losses

Indian Taxation

Capital Gains. Under Section 115AC and other applicable provisions of the Income Tax Act, any gain realized on the sale outside India of the ADSs from one non-resident of India to another non-resident of India is not subject to Indian capital gains tax. However, it is unclear whether a capital gain derived from the sale of rights by a non-resident of India to another non-resident of India outside of India may be subject to Indian capital gains tax.

Capital gains arising to the non-resident investor on the transfer of the equity shares (including shares received in exchange of the ADSs) whether in India or outside India to a non-resident investor or Indian resident, will be liable for income tax under the provisions of the Income Tax Act.

Equity shares (including shares issuable on the exchange of the ADSs) held by the non-resident investor for a period of more than 12 months are treated as long-term capital assets. If the equity shares are held for a period of 12 months or less, the capital gains arising on the sale thereof are to be treated as short-term capital gains. A non-resident holder’s holding period (for purposes of determining the applicable Indian capital gains tax rate) in respect of shares received in exchange for ADSs commences on the date of the advice of withdrawal of such shares by the relevant depository to its custodian.

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

Capital gains realized in respect of equity shares held (calculated in the manner set forth in the prior paragraph) for 12 months or less (short-term gain) on which STT is paid in the manner and rates set out above, is subject to tax at the rate of 10% plus applicable surcharge on income tax and an education cess at the applicable rate. In the event that no STT is paid, short term gain is subject to tax at variable rates with the maximum rate of 40% plus applicable rate of surcharge on income tax and education cess at the rate of 3% of the tax and surcharge. The actual rate of tax on short term gains depends on a number of factors, including the legal status of the non-resident holder and the type of income chargeable in India.

Tax on capital gains is to be deducted at source by the person paying for the shares in accordance with the relevant provisions of the Income Tax Act.

Capital Losses. The Section 115AC Regime does not deal with capital losses arising on a transfer of shares. In general terms, losses arising from a transfer of a capital asset in India can only be set off against capital gains and not against any other income. A short-term capital loss can be set off against a capital gain, whether short-term or long-term. However, long-term capital loss can only be set off against long-term capital gain and not against short-term capital gain. To the extent that the losses are not absorbed in the year of transfer, they may be carried forward for a period of eight assessment years immediately succeeding the assessment year for which the loss was first determined and may be set off against the capital gains assessable for such subsequent assessment years. In order to set off capital losses in this manner, the non-resident investor would be required to file appropriate and timely tax returns in India. The long-term capital loss arising on a sale of equity shares in respect of which STT is paid may not be available for set-off against any capital gains.

U.S. Federal Income Taxation

Generally. Subject to the PFIC rules discussed below, if you are a U.S. holder and you sell or otherwise dispose of your shares or ADSs, you will recognize capital gain or loss for U.S. federal income tax purposes equal to the difference between the dollar value of the amount that you realize and your tax basis, determined in dollars, in your shares or ADSs. Capital gain of a non-corporate U.S. holder that is recognized in taxable years beginning before January 1, 2011, is generally taxed at a maximum rate of 15% where the holder has a holding period greater than one year. The gain or loss will generally be income or loss from sources within the United States for foreign tax credit limitation purposes.

Passive Foreign Investment Companies. We believe that shares and ADSs should not be treated as stock of a PFIC for U.S. federal income tax purposes, but this conclusion is a factual determination that is made annually and thus may be subject to change. If we were to be treated as a PFIC, then unless you elect to be taxed annually on a mark-to-market basis with respect to your shares or ADSs, gain realized on the sale or other disposition of your shares or ADSs would in general not be treated as capital gain. Instead, if you are a U.S. holder, you would be treated as if you had realized such gain and certain “excess distributions” ratably over your holding period for the shares or ADSs and would be taxed at the highest tax rate in effect for each such year to which the gain was allocated, together with an interest charged in respect of the tax attributable to each such year. With certain exceptions, your shares or ADSs will be treated as stock in a PFIC if we were a PFIC at any time during your holding period in your shares or ADSs. Dividends that you receive from us will not be eligible for the special tax rates applicable to qualified dividend income if we are treated as a PFIC with respect to you either in the taxable year of the distribution or the preceding taxable year, but instead will be taxable at rates applicable to ordinary income.

Indian Tax Treaties

The provisions of the tax treaty entered into by India and the country of residence of the non-resident investor will be applicable to the extent they are more beneficial to the non-resident investor.

Dividend income is not subject to tax in India in the hands of the non-resident holder of the shares. If any shares are held by a non-resident investor following withdrawal thereof from the depository facility under the Deposit Agreement, the provisions of a tax treaty, if any, entered into by India and the country of residence of such non-resident investor will be applicable to determine the taxation of any capital gain arising from a transfer of such shares.

However, during the period of fiduciary ownership of shares in the hands of the overseas depository bank, the provisions of the tax treaty entered into by India and the country of residence of the overseas depository bank will be applicable to determine the taxation of any capital gains in respect of ADSs.

Indian Stamp Duty

Under Indian law, any transfer of ADSs will be exempt from liability to Indian stamp duty. Purchasers of shares who seek to register such shares on the share register of the company are required to pay Indian stamp duty at the rate of Rs. 0.25 for every Rs. 100 or part thereof of the market value of such shares. In order to register a transfer of shares in physical form with the company, it is necessary to present a stamped deed of transfer. An acquisition of shares in physical form from the Depository in exchange for ADSs representing such shares will not render an investor liable to Indian stamp duty but the company will be required to pay stamp duty at the applicable rate on the share certificate. However, since our shares are compulsorily deliverable in dematerialized form (except for trades of up to 500 shares which may be delivered in physical form), no stamp duty is payable on the acquisition or transfer of shares in dematerialized form.

Indian Service Tax

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

We are subject to the information requirements of the Securities Exchange Act of 1934 and, in accordance therewith, will file annual reports on Form 20-F within the time specified by the Securities and Exchange Commission and furnish other reports and information on Form 6-K with the Securities and Exchange Commission. These reports and other information can be inspected at the public reference room at the Securities and Exchange Commission. You can also obtain copies of this material from the public reference room or by calling or writing the Securities and Exchange Commission upon payment of a prescribed fee. As a foreign private issuer, we are exempt from the rules under the Securities Exchange Act of 1934 prescribing the furnishing and content of proxy statements to shareholders.

I. Subsidiary Information

Not applicable.

Item 11. Quantitative and Qualitative Disclosures about Market Risk

Our exposure to financial risks derives primarily from changes in interest rates and foreign exchange rates. To mitigate these risks, we utilize derivative financial instruments, including interest rate option contracts and currency swap agreements, the application of which is primarily for hedging purposes and not for speculative purposes.

Commodity price risk

Commodity price risk is the possibility of impact from changes in the price of commodities, such as non-ferrous metals (like aluminum), ferrous alloys (like steel) and others (like rubber), which we use in production of automotive vehicles and their components. We do not use derivative instruments to hedge the price risk associated with the purchase of these commodities.

See Note 40 of our audited consolidated financial statements for additional disclosures on financial instruments

Item 12. Description of Securities Other than Equity Securities.

Not applicable.

PART II

Item 13. Defaults, Dividend Arrearages and Delinquencies.

None.

Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds.

None.

Item 15: Controls and Procedures

Disclosure Controls and Procedures

As of the end of the period covered by this Annual Report on Form 20-F, we carried out an evaluation, under the supervision and with the participation of our management, including our Managing Director until June 1, 2009 and Vice-Chairman with effect from June 2, 2009, Mr. Ravi Kant, Managing Director and Chief Executive Officer with effect from June 2, 2009, Mr. P M Telang and Chief Financial Officer, Mr. C Ramakrishnan, of the effectiveness of the design and operation of our disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934).

Based on this evaluation, our Chief Executive Officer and Chief Financial Officer concluded that our disclosure controls and procedures are effective, as of March 31, 2009, to provide reasonable assurance that the information required to be disclosed in filings and submissions under the Exchange Act is recorded, processed, summarized, and reported within the time periods specified by the SEC’s rules and forms, and that such information is accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, as appropriate to allow timely decisions about required disclosure.

There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures. Accordingly, even effective disclosure controls and procedures can only provide reasonable assurance of achieving their control objectives.

Management’s Annual Report on Internal Control Over Financial Reporting

Management is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rules 13a-15(f) and 15d-15(f) under the Securities Exchange Act of 1934. Our internal control over financial reporting is a process designed under the supervision of our principal executive and principal financial officers to provide reasonable assurance regarding the reliability of financial reporting and the preparation of our financial statements for external reporting purposes in accordance with IFRS issued by the International Accounting Standards Board. Our internal control over financial reporting includes policies and procedures that pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect transactions and dispositions of assets; provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with IFRS, and that receipts and expenditures are being made only in accordance with authorizations of our management and directors; and provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of our assets that could have a material effect on our financial statements.

Because of its inherent limitations, internal control over financial reporting is not intended to provide absolute assurance that a misstatement of our financial statements would be prevented or detected. In addition, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Our management conducted an assessment of the effectiveness of our internal control over financial reporting based on the framework established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this assessment, management has determined that our internal control over financial reporting as at March 31, 2009 is effective.

Our management excluded from its assessment of the effectiveness of the internal control over financial reporting, the internal controls of Jaguar Cars Limited and Land Rover and their subsidiaries, which were acquired on June 2, 2008 and whose financial statements constitute Rs.91,442 million and Rs.311,490 million of net assets and total assets, respectively, Rs.390,889 million of revenues and Rs.32,616 million of net loss of the consolidated financial statements of the Company as of and for the year ended March 31, 2009. Such exclusion was in accordance with Securities and Exchange Commission guidance that an assessment of a recently acquired business may be omitted in management’s report on internal controls over financial reporting (“ICFR”) in the year of acquisition.

Changes to certain processes, information technology systems, and other components of internal control resulting from the acquisition of Jaguar Cars Limited and Land Rover and their subsidiaries may occur and will be evaluated by management as such integration activities are implemented.

The effectiveness of our internal control over financial reporting as at March 31, 2009 has been audited by Deloitte Haskins and Sells, an independent registered public accounting firm, as stated in their report appearing on the accompanying consolidated financial statements in Item 18, which expresses an unqualified opinion on the effectiveness of our internal control over financial reporting as at March 31, 2009.

Changes in Internal Control Over Financial Reporting

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

Item 16B.    Code of Ethics

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

In August 2004, our Audit Committee adopted a Policy (the Whistle Blower Policy) that provided a formal mechanism for all our employees to approach our Management (or the Audit Committee in cases where the concern involves the Senior Management) and make protective disclosures to the Management about unethical behaviour, actual or suspected fraud or violations of the Company’s Code of Conduct or ethics policy. The Whistle Blower Policy is an extension of the Tata Code of Conduct, which requires every employee to promptly report to the Management any actual or possible violation of the Code or an event such employee becomes aware of that could affect our business or reputation. The disclosures reported are addressed in the manner and within the time frames prescribed in the Whistle Blower Policy.

Item 16C.    Principal Accountant Fees and Services.

Our financial statements prepared in accordance with IFRS, are audited by Deloitte Haskins and Sells, or DHS, a firm registered with the Public Company Accounting Oversight Board (PCAOB) in the United States and an Indian firm of Chartered Accountants registered with the Institute of Chartered Accountants of India (ICAI).

DHS has served as our independent public accountant for each of the years ended March 31, 2009 and March 31, 2008, for which audited financial statements appear in this annual report.

The following table presents the aggregate fees for professional services and other services rendered by DHS and the various member firms of Deloitte to us including some of our subsidiaries in fiscal 2009 and 2008.

	2009	2009	2008
	US$ in million	Rs. in million
Audit Fees	5.2	263.5	124.3	Audit and review of financial statements
Tax Fees	0.3	16.0	8.7	Tax audit, certification of foreign remittances and tax advisory services
All Other Fees	0.2	8.0	8.9	Other certifications and advisory services

Total	5.7	287.5	141.9

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

Item 16E.        Purchases of Equity Securities by the Issuer and Affiliated Purchasers.

None.

Item 16F.        Change in Registrant’s Certifying Accountant

None.

Item 16G.        Corporate Governance

The following is a summary comparison of significant differences between our corporate governance practices and those required by the NYSE for non-U.S. issuers.

Independent directors: The Board has determined the independence of its directors pursuant to applicable Indian listing requirements. Six directors of the Board of Directors are independent directors pursuant to such requirements. Under such requirements, a non-executive director is considered independent if he:

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

•	is not a material supplier, service provider or customer or a lessor or lessee of the Company, which may affect their independence; and

•	is not our substantial shareholders, owning two percent or more of our voting shares.

•	is not below 21 years of age.

Non-management directors meetings: There is no such requirement under applicable Indian legal requirements.

Remuneration Committee and the Audit Committee: The requisite number of members of our Remuneration Committee are independent, as defined under applicable Indian legal requirements. All members of our Audit Committee are independent as defined under Rule 10A-3 under the Exchange Act. The constitution and main functions of these committees as approved by our Board are described above and, we believe, comply with the spirit of the NYSE requirements for non-U.S. issuers.

Item 17.        Financial Statements.

We have elected to provide the financial statements and related information specified in Item 18 in lieu of Item 17.

Item 18.        Financial Statements.

The information required by this item is set forth beginning on page F-1 of this annual report.

Item 19.        EXHIBITS.

Exhibit Number	Description

1.1—	Our Certificate of Incorporation***

1.2—	Our Memorandum and Articles of Association, as amended.****

2.2—	Form of Amended and Restated Deposit Agreement among Tata Motors Limited, Citibank, N.A. as Depositary and all owners and holders from time to time of American Depositary Receipts, including the form of American Depositary Receipt**

4.1—	Tata Brand Equity & Business Promotion Agreement, dated December 18, 1998, between Tata Sons Limited and Tata Engineering and Locomotive Company Limited (now Tata Motors Limited)*

4.2—	Agreement for appointment of Mr. P M Telang as our Managing Director

4.3—	Agreement for the sale and purchase of Jaguar and Land Rover, dated March 25, 2008, among Ford Motor Company, TML Holdings Limited and Tata Motors Limited****

7.1—	Computation of Net Debt to Shareholders’ Equity Ratio

8.1—	List of our Subsidiaries

11.1—	The Tata Code of Conduct*

12.1—	Certification of the Principal Executive Officer required by Rule 13a – 14(a)

12.2—	Certification of the Principal Executive Officer required by Rule 13a – 14(a)

12.3—	Certification of the Principal Financial Officer required by Rule 13a – 14(a)

13—	Certification of the Chief Executive Officer and Chief Financial Officer required by Rule 13a – 14(b) and Section 1350 of Chapter 63 of Title 18 of the United States Code

We have not included as exhibits certain instruments with respect to our long-term debt, the amount of debt authorized under each of which does not exceed 10% of our total assets, and we agree to furnish a copy of any such instrument to the Securities Exchange Commission upon request.

*	Incorporated by reference to our Registration Statement on Form 20-F File No. 001-32294 filed on September 15, 2004
**	Incorporated by reference to our Registration Statement on Form F-6 (File no 333-119066) filed on September 16, 2004
***	Incorporated by reference to our Annual Report on Form 20-F File No. 001-32294 filed on September 27, 2005
****	Incorporated by reference to our Annual Report on Form 20-F File No. 001-32294 filed on September 28, 2008

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

October 7, 2009

TATA MOTORS LIMITED

By	/s/ Ravi Kant
Name:	Ravi Kant
Title:	Managing Director (until June 1, 2009 and Vice-Chairman with effect from June 2, 2009)

By	/s/ P. M. Telang
Name:	P. M. Telang
Title:	Managing Director - India Operations (with effect from June 2, 2009)

By	/s/ C. Ramakrishnan
Name:	C. Ramakrishnan
Title:	Chief Financial Officer

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of

Tata Motors Limited

Mumbai, India

We have audited the accompanying consolidated balance sheets of Tata Motors Limited and subsidiaries (the “Company” or “Tata Motors”) as of March 31, 2009 and 2008, and the related consolidated statements of operations, recognized income and expense, and cash flows for each of the two years in the period ended March 31, 2009. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Tata Motors Limited and subsidiaries as of March 31, 2009 and 2008, and the results of their operations and their cash flows for each of the two years in the period ended March 31, 2009, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company’s internal control over financial reporting as of March 31, 2009, based on the criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated October 7, 2009, expressed an unqualified opinion on the Company’s internal control over financial reporting.

Our audit for the year ended and as of March 31, 2009, also comprehended the translation of Indian rupee amounts into United States dollar amounts and in our opinion, such translation has been made in conformity with the basis stated in Note 2(x). The translation of the consolidated financial statements amounts into United States dollars has been made solely for the convenience of the readers.

Deloitte Haskins & Sells
Mumbai, India
October 7, 2009

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of

Tata Motors Limited

Mumbai, India

We have audited the internal control over financial reporting of Tata Motors Limited and subsidiaries (the “Company”) as of March 31, 2009, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. As described in Item 15 under Controls and Procedures of the accompanying Form 20-F titled Management’s Annual Report on Internal Control Over Financial Reporting, management excluded from its assessment the internal control over financial reporting at Jaguar Cars Limited and Land Rover and their subsidiaries, which were acquired on June 2, 2008 and whose financial statements constitute Rs.91,442 million and Rs.311,490 million of net assets and total assets, respectively, Rs.390,889 million of revenues and Rs.32,616 million of net loss of the consolidated financial statements as of and for the year ended March 31, 2009. Accordingly, our audit did not include the internal control over financial reporting at Jaguar Cars Limited and Land Rover and their subsidiaries. The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in Item 15 under Controls and Procedures of the accompanying Form 20-F titled Management’s Annual Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

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

In our opinion, the Company has maintained, in all material respects, effective internal control over financial reporting as of March 31, 2009, based on the criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated financial statements as of and for the year ended March 31, 2009 of the Company and our report dated October 7, 2009, expressed an unqualified opinion on those financial statements.

Deloitte Haskins & Sells

Mumbai, India October 7, 2009

Tata Motors Limited and subsidiaries

Consolidated Balance Sheets

	As of March 31,
	Notes	2009		2009		2008
	(In millions)
ASSETS:
Current assets:
Cash and cash equivalents	5	US$	450.1	Rs.	22,827.2	Rs.	11,415.8
Short-term deposits with banks			8.1		408.4		14.8
Finance receivables	6		1,380.7		70,027.9		65,863.5
Trade receivables			1,019.3		51,697.1		30,040.9
Investments	8		16.4		834.1		730.7
Other financial assets	9		155.6		7,889.6		5,131.3
Inventories	10		2,128.5		107,955.7		34,336.5
Other current assets	11		546.4		27,713.5		11,071.7
Current tax assets			147.2		7,466.0		5,792.0

Total current assets			5,852.3		296,819.5		164,397.2
Finance receivables	6		1,750.3		88,774.9		98,096.0
Investments	8		166.2		8,430.6		39,928.6
Restricted deposit with banks	12		—		—		11,224.0
Other financial assets	12		412.1		20,900.8		17,835.0
Property, plant and equipment	13		4,354.4		220,854.2		103,384.8
Goodwill	15		105.5		5,350.8		4,029.6
Intangible assets	16		2,452.1		124,370.3		20,137.7
Investment in equity accounted investees	17		158.0		8,012.2		9,784.1
Deferred income taxes	18		84.4		4,279.2		875.6
Other non-current assets	19		95.4		4,836.9		4,443.1

Total non-current assets			9,578.4		485,809.9		309,738.5

Total assets		US$	15,430.7	Rs.	782,629.4	Rs.	474,135.7

LIABILITIES AND EQUITY:
Liabilities:
Current liabilities:
Accounts payable		US$	2,891.0	Rs.	146,618.4	Rs.	44,548.0
Acceptances			926.5		46,991.3		41,420.5
Short-term borrowings and current portion of long-term debt	20		6,301.8		319,628.6		112,319.9
Other financial liabilities	21		158.0		8,016.2		6,620.0
Provisions	22		751.4		38,109.4		2,681.9
Other current liabilities	23		373.8		18,957.1		8,692.8
Current tax liabilities			75.7		3,837.6		2,617.6

Total current liabilities			11,478.2		582,158.6		218,900.7
Long-term debt	24		2,290.7		116,185.9		108,028.1
Other financial liabilities	25		216.3		10,968.2		5,506.5
Deferred income taxes	18		154.2		7,822.9		11,341.9
Provisions	22		409.2		20,752.6		5,272.6
Other liabilities	26		118.6		6,015.4		769.4

Total non-current liabilities			3,189.0		161,745.0		130,918.5

Total liabilities			14,667.2		743,903.6		349,819.2

Equity:
Ordinary shares	27		88.7		4,498.7		3,855.4
‘A’ Ordinary shares	27		12.7		641.8		—
Additional paid-in capital	28		1,541.2		78,169.6		38,258.1
Reserves/(accumulated deficit)	28		(552.2)		(28,003.7)		54,653.3
Other components of equity	28		(409.3)		(20,761.1)		21,197.7

Equity attributable to equity holders of the parent	28		681.1		34,545.3		117,964.5
Minority interest	28		82.4		4,180.5		6,352.0

Total equity			763.5		38,725.8		124,316.5

Total liabilities and equity		US$	15,430.7	Rs.	782,629.4	Rs.	474,135.7

See accompanying notes to consolidated financial statements

Tata Motors Limited and subsidiaries

Consolidated Statements of Operations

	Year ended March 31,
	Notes		2009		2009		2008
	(In millions, except per share amounts)
Revenues			US$	13,853.2	Rs.	702,636.0	Rs.	352,688.2
Finance revenues				397.7		20,170.3		17,566.6

Total revenues				14,250.9		722,806.3		370,254.8

Change in inventories of finished goods and work -in -progress				311.4		15,793.3		(202.2)
Purchase of products for sale				1,405.0		71,260.2		24,056.8
Raw materials and consumables				7,919.6		401,679.9		223,388.8
Employee cost	30			1,482.6		75,199.7		28,763.6
Depreciation and amortization				552.8		28,039.8		8,275.5
Other expenses	31			3,462.4		175,613.6		57,920.9
Interest income				(61.1)		(3,097.2)		(1,653.1)
Interest expense (net)	32			674.7		34,222.3		16,463.5
Expenditure capitalized				(893.3)		(45,310.9)		(9,799.6)

Other income (net)	33			(309.5)		(15,699.5)		(7,678.0)
Excess of fair value of net assets acquired over cost of acquisition	37	(a)		(129.5)		(6,569.6)		—
Foreign exchange (gain)/ loss (net)				949.2		48,142.8		(1,902.4)
Share of (profit)/ loss of equity accounted investees	17			68.3		3,464.0		(52.1)

Net income/(loss) before tax			US$	(1,181.7)	Rs.	(59,932.1)	Rs.	32,673.1
Income tax expense	18			(16.6)		(841.8)		(9,470.1)

Net income/(loss)			US$	(1,198.3)	Rs.	(60,773.9)	Rs.	23,203.0
Attributable to:
Equity holders of the parent				(1,185.8)		(60,142.3)		21,976.6
Minority interest				(12.5)		(631.6)		1,226.4

Earnings/(loss) per share:	44
Basic			US$	(2.7)	Rs.	(136.5)	Rs.	57.0
Diluted			US$	(2.7)	Rs.	(136.5)	Rs.	50.3

Consolidated statements of recognized income and expense

	For the years ended March 31,
	2009		2009		2008
	(In millions)
Currency translation differences	US$	(413.7)	Rs.	(20,980.7)	Rs.	(1,086.3)
Loss on cash flow hedges (net of tax)		(17.3)		(875.1)		—
Actuarial gains and (losses) (net of tax)		(310.5)		(15,747.8)		(459.1)
Available- for -sale securities (net of tax) – gain/(loss)		(396.2)		(20,102.4)		7,366.3

Total income and expense recognized directly in equity		(1,137.7)		(57,706.0)		5,820.9
Net income/(loss)		(1,198.3)		(60,773.9)		23,203.0

Total recognized income and expense for the year	US$	(2,336.0)	Rs.	(118,479.9)	Rs.	29,023.9

Attributable to:
Minority interest		(12.5)		(630.5)		1,210.7
Equity holders of the parent		(2,323.5)		(117,849.4)		27,813.2

See accompanying notes to consolidated financial statements

Tata Motors Limited and its subsidiaries

Consolidated Statements of Cash Flows

	Years ended March 31,
	2009		2009		2008
	( In millions)
Cash flows from operating activities:
Net income/(loss)	US$	(1,198.3)	Rs.	(60,773.9)	Rs.	23,203.0
Adjustments for:
Depreciation and amortization		552.8		28,039.8		8,275.5
Inventory write-down		97.1		4,923.2		438.4
Allowances for finance receivables		141.0		7,153.2		4,343.4
Allowances for trade and other receivables		27.0		1,371.9		1,610.1
Share of (profit)/ loss of equity accounted investees		68.3		3,464.0		(52.1)
Loss/(gain )on sale of property, plant and equipment		1.2		60.6		(173.1)
Write off of goodwill		0.3		17.0		—
Gain on sale of investment in associates / equity interests in subsidiary		(27.2)		(1,377.8)		(1,391.7)
Loss/ (gain) on shares issued by subsidiary		0.1		3.1		(45.0)
Gain on sale of investments		(119.5)		(6,058.0)		(175.0)
Gain on conversion option		(55.3)		(2,806.5)		(3,155.5)
Profit on buy back of convertible alternative reference securities/ foreign currency convertible notes		(9.7)		(493.9)		—
Excess of fair value of net assets acquired over cost of acquisition		(129.5)		(6,569.6)		—
Foreign Exchange (gain)/ loss		685.5		34,765.6		(1,225.4)
Income tax expense		16.6		841.8		9,470.1
Interest expense (net)		674.7		34,222.3		16,463.5
Interest income		(61.1)		(3,097.2)		(1,653.1)
Dividend income		(14.6)		(741.9)		(797.0)
Non-cash dividend income on mutual funds		(0.8)		(41.7)		(421.0)

Cash flows from operating activities before changes in following assets and liabilities		648.6		32,902.0		54,715.1
Trade receivable		384.2		19,486.8		(13,632.4)
Finance receivable		(33.9)		(1,720.7)		(33,709.9)
Other financial assets		(24.0)		(1,215.9)		1,822.4
Other current assets		(68.7)		(3,484.2)		(2,186.0)
Inventories		296.7		15,048.8		(1,405.1)
Other non-current assets		176.5		8,953.4		(400.1)
Accounts payable		113.3		5,748.8		4,644.1
Acceptances		112.4		5,703.0		17,118.9
Other current liabilities		(761.2)		(38,609.7)		1,128.2
Other financial liabilities		90.3		4,580.9		1,281.5
Other non-current liabilities		105.6		5,357.1		(1,799.3)
Provisions		(431.5)		(21,887.6)		2,389.8

Cash generated from operations		608.3		30,862.7		29,967.2
Income tax paid		(111.8)		(5,668.4)		(6,852.5)

Net cash provided by operating activities		496.5		25,194.3		23,114.7

Cash flows from investing activities:
Short-term deposits with banks		(3.3)		(168.1)		158.3
Loans given to equity accounted investees and others		(62.6)		(3,177.6)		(533.6)
Realization/(deposit) of foreign currency deposits with banks		223.5		11,338.0		(11,224.0)
Purchases of available-for-sale investments		(0.4)		(22.3)		(12,032.9)
Purchases of other investments		—		—		(372.7)
Proceeds from sale of available-for-sale investments		317.9		16,125.3		1,050.0
Proceeds from sale of investments classified as loans and receivables		0.1		7.1		13.7
Proceeds from sale of equity interests in subsidiary, net of cash		27.2		1,379.3		1,993.9
Proceeds from sale of investments in equity accounted investees		0.3		16.8		183.9
Proceeds from sale of other investments		16.2		820.7		350.0
Deposits of margin money		(306.8)		(15,564.4)		(13,750.1)
Realization of margin money		243.9		12,371.3		1,831.3
Investments in equity accounted investees		(59.7)		(3,027.4)		(7,259.2)
Dividends received from equity accounted investees		5.8		296.3		337.8
Interest received		78.6		3,984.7		1,479.0
Dividend received		14.6		741.9		797.0
Purchases of property, plant and equipment		(938.6)		(47,608.3)		(40,558.7)

Tata Motors Limited and subsidiaries

Consolidated Statements of Cash Flows

	Years ended March 31,
	2009		2009		2008
	( In millions)
Proceeds from sale of property, plant and equipment	US$	16.4	Rs.	832.4	Rs.	471.8
Purchase of intangible assets		(829.7)		(42,081.5)		(10,208.2)
Payments for acquisitions, net of cash acquired		(1,944.9)		(98,643.7)		(89.7)

Net cash used in investing activities		(3,201.5)		(162,379.5)		(87,362.4)

Cash flows from financing activities:

Proceeds from issuance of shares, net of issue expenses		810.3		41,096.5		—
Proceeds from issue of shares by a subsidiary to minority shareholders		0.1		3.4		645.0
Dividend paid (including dividend tax)		(133.4)		(6,766.3)		(6,763.2)
Interest paid		(631.8)		(32,046.5)		(16,232.2)
Dividends paid to minority shareholders of subsidiaries		(14.3)		(725.3)		(253.0)
Proceeds from issuance of short-term debt		3,577.7		181,460.6		23,808.8
Repayment of short term debt		(1,550.5)		(78,642.2)		(25,925.7)
Net change in other short -term debt (with maturity upto three months)		814.2		41,297.2		22,603.3
Proceeds from issuance of long-term debt		1,406.6		71,343.3		111,160.3
Repayments of long-term debt		(1,214.2)		(61,584.0)		(41,054.2)

Net cash provided by financing activities		3,064.7		155,436.7		67,989.1

Net change in cash and cash equivalents		359.7		18,251.5		3,741.4
Effect of foreign exchange on cash flows		(134.7)		(6,840.1)		19.8
Cash and cash equivalents, beginning of the year		225.1		11,415.8		7,654.6

Cash and cash equivalents, end of the year	US$	450.1	Rs.	22,827.2	Rs.	11,415.8

Non-cash transactions:
Zero coupon foreign currency convertible notes due 2009 converted into 153,025 and 130,069 ordinary shares	US$	2.0	Rs.	100.0	Rs.	78.4

Tata Motors Limited and subsidiaries

Notes to Consolidated Financial Statements

1.	Background and operations

Tata Motors Limited and its subsidiaries, collectively referred to as (“the Company” or “Tata Motors”), designs, manufactures and sells a wide range of automotive vehicles. The Company provides financing for the vehicles sold by it in certain markets. The Company also manufactures engines for industrial and marine applications, as well as construction equipment, including hydraulic excavators, cranes and wheel loaders, aggregates such as axles and transmissions for commercial vehicles and factory automation equipment, and provides information technology services.

The Company is a public limited company incorporated and domiciled in India and has its registered office at Mumbai, Maharashtra, India.

On June 2, 2008, the Company acquired Jaguar Land Rover businesses (referred to as “JLR”) which includes three manufacturing facilities and two advanced engineering centers in the UK, and a worldwide sales network.

Tata Sons Limited (or Tata Sons), together with its subsidiaries, owns 30.78% of ordinary shares and 73.39% of ‘A’ ordinary shares of Tata Motors, and has the ability to significantly influence the Company’s operations.

2.	Significant accounting policies

a.	Statement of compliance

These consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (referred to as “IFRS”) as issued by the International Accounting Standards Board (referred to as “IASB”).

The Company changed its accounting policies from Indian GAAP (referred to as “Previous GAAP”) to comply with IFRS from April 1, 2008. The transition from Previous GAAP to IFRS has been accounted for in accordance with IFRS 1- First –time Adoption of International Financial Reporting Standards, with April 1, 2007 as the transition date. The reconciliation of effects of transition from Previous GAAP on the equity as of April 1, 2007 and March 31, 2008, and on the net income and cash flows for the year ended March 31, 2008, is disclosed in note 4 to these financial statements.

In previous years, the Company’s consolidated financial statements filed on Form 20-F were prepared in accordance with accounting principles generally accepted in the United States of America (referred to as “U.S. GAAP”). Consequently, in note 4.1 the Company has presented reconciliation of the effects of differences between Previous GAAP and U.S .GAAP on equity, net income and cash flows for the same periods as the effect of transition from Previous GAAP to IFRS.

b.	Basis of preparation

The consolidated financial statements have been prepared on historical cost basis except for revaluation of certain financial instruments.

c.	Basis of consolidation

Subsidiaries

The consolidated financial statements include Tata Motors Limited and its subsidiaries. Subsidiaries are entities controlled by the Company. Control exists when the Company has the power to govern the financial and operating policies of an entity so as to obtain benefits from its activities. In assessing control, potential voting rights that currently are exercisable are taken into account. The financial statements of subsidiaries are included in the consolidated financial statements from the date that control commences until the date that control ceases.

Under the Jaguar Land Rover acquisition process, certain distribution divisions / National Sales Companies were carved out of Ford entities and are to be transferred by Ford Motor Company upon completion of formalities and receipt of local regulatory approvals. As per the sale and purchase agreement, the Company is entitled to receive / liable to post acquisition profits and losses and therefore, the results of operations and financial position of such divisions / companies are incorporated in the consolidated financial statements.

Inter-company transactions and balances including unrealized profits are eliminated in full on consolidation.

Minority interests in the net assets (excluding goodwill) of consolidated subsidiaries are identified separately from the Company’s equity. Minority interests consist of the amount of those interests at the date of the original business combination and the minority share of changes in equity since the date of combination. Losses applicable to the minority in excess of the minority’s interest in the subsidiary’s equity are allocated against the interests of the Company except to the extent that the minority has a binding obligation and is able to make an additional investment to cover the losses.

Associates and jointly controlled entities (equity accounted investees)

Associates are those entities in which the Company has significant influence, but not control, over the financial and operating policies. Significant influence is presumed to exist when the Company holds between 20 and 50 percent of the voting power of another entity. Jointly controlled entities are those entities over whose activities the Company has joint control, established by contractual agreement and requiring unanimous consent for strategic financial and operating decisions.

Associates and jointly controlled entities (equity accounted investees) are accounted for using the equity method and are recognized initially at cost. The Company’s investment includes goodwill identified on acquisition, net of any accumulated impairment losses. The consolidated financial statements include the Company’s share of the income and expenses and equity movements of equity accounted investees, from the date that significant influence or joint control commences until the date that significant influence or joint control ceases. When the Company’s share of losses exceeds its interest in an equity accounted investee, the carrying amount of that interest (including any long-term investments) is reduced to nil and the recognition of further losses is discontinued except to the extent that the Company has an obligation or has made payments on behalf of the investee.

d.	Business combination

Acquisitions of subsidiaries and businesses are recorded using the purchase method. The acquiree’s identifiable assets, liabilities and contingent liabilities are recognized at fair values.

Purchase consideration in excess of the Company’s interest in the acquiree’s net fair value of identifiable assets, liabilities and contingent liabilities is recognized as goodwill. Excess of the Company’s interest in the net fair value of the acquiree’s identifiable assets, liabilities and contingent liabilities over the purchase consideration is recognized, after reassessment of fair value of net assets acquired, in the statement of operations.

Minority interest in an acquiree is initially measured at the minority’s proportion of the net fair value of the identifiable assets, liabilities and contingent liabilities recognized.

e.	Use of estimates and judgments

The preparation of financial statements in conformity with IFRS requires management to make judgments, estimates and assumptions, that affect the application of accounting policies and the reported amounts of assets, liabilities, income, expenses and disclosures of contingent assets and liabilities at the date of these financial statements and the reported amounts of revenues and expenses for the years presented. Actual results may differ from these estimates.

Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognised in the period in which the estimate is revised and future periods affected.

In particular, information about significant areas of estimation uncertainty and critical judgments in applying accounting policies that have the most significant effect on the amounts recognized in the financial statements are included in the following notes:

i)	Note 2(m) and note 13 – Useful life of property, plant and equipment

ii)	Note 15– Impairment of goodwill

iii)	Note 16(1) – Impairment of indefinite useful life intangible assets

iv)	Note 13(4) – Property, Plant and equipment

f.	Revenue recognition

Revenue is measured at fair value of consideration received or receivable.

i.	Sale of products

The Company recognizes revenues on the sale of products, net of discounts, sales incentives, customer bonuses and rebates granted, when products are delivered to dealers or when delivered to a carrier for export sales, which is when title and risks and rewards of ownership pass to the customer. Sale of products includes export and other recurring and non-recurring incentives from Governments at the national and state levels. Sale of products is presented net of excise duty where applicable, and other indirect taxes.

Revenues are recognized when collectibility of the resulting receivable is reasonably assured.

ii.	Revenue from sale of vehicles with guaranteed repurchase option/repurchase arrangement

Some of the subsidiary companies sell vehicles to rental car companies and other fleet customers subject to guaranteed repurchase options and to Ford Motor Group management employees, with repurchase arrangements. At the time of sale, the proceeds are recorded as deferred revenue in other current liabilities and the cost of the vehicles are recorded as inventories. The difference between the proceeds and the guaranteed repurchase amount is recognized in revenue over the term of the arrangement, using the straight-line method. The difference between the cost of the vehicle and the estimated auction value is amortized as changes in finished stocks and work –in- progress over the term.

iii.	Finance revenues

Finance and service charges are accrued on the unpaid principal balance of finance receivables using the effective interest method.

g.	Cost recognition

Costs and expenses are recognized when incurred and are classified according to their nature.

Expenditure capitalized represents employee costs, stores and other manufacturing supplies, and other expenses incurred for construction including product development undertaken by the Company.

h.	Provisions

A provision is recognized if, as a result of a past event, the Company has a present legal or constructive obligation that can be estimated reliably, and it is probable that an outflow of economic benefits will be required to settle the obligation. Provisions are determined by discounting the expected future cash flows at a pre-tax rate that reflects current market assessments of the time value of money and the risks specific to the liability.

i)	Product warranty expenses

The estimated liability for product warranties is recorded when products are sold. These estimates are established using historical information on the nature, frequency and average cost of warranty claims and management estimates regarding possible future incidences based on actions on product failures. The timing of outflows will vary as and when warranty claim will arise- being typically up to five years.

ii)	Residual risk

In certain markets, the Company is responsible for the residual risk arising on vehicles sold by dealers under leasing arrangements. The provision is based on the latest available market expectations of future residual value trends. The timing of the outflows will be at the end of the lease arrangements – being typically up to three years.

i.	Foreign currency

The functional currency of the Company is Indian Rupees and subsidiaries’ functional currencies are determined on the basis of the primary economic environment in which they operate.

Transactions in foreign currencies are recorded at the exchange rate prevailing on the date of transaction. Foreign currency denominated monetary assets and liabilities are remeasured into the functional currency at the exchange rate prevailing on the balance sheet date. Exchange differences are recognized in the statement of operations except to the extent that exchange differences which are regarded as an adjustment to interest costs on foreign currency borrowings are capitalized as cost of assets under construction.

For the purpose of consolidation, the assets and liabilities of the Company’s foreign operations, are translated to Indian Rupee at the exchange rate prevailing on the balance sheet date, and the income and expenses at the average rate of exchange for the period. Exchange differences arising are classified as equity and recognized as currency translation reserve under equity.

j.	Income taxes

Income tax expense comprises current and deferred taxes. Income tax expense is recognized in the statement of operations except to the extent it relates to items recognized directly in equity, in which case it is recognized in equity.

Current income taxes are determined based on respective taxable income of each taxable entity and tax rules applicable for respective tax jurisdictions.

Deferred tax assets and liabilities are recognized for the future tax consequences of temporary differences between the carrying values of assets and liabilities and their respective tax bases, and unutilized business loss and depreciation carry-forwards and tax credits. Such deferred tax assets and liabilities are computed separately for each taxable entity and for each taxable jurisdiction. Deferred tax assets are recognized to the extent that it is probable that future taxable income will be available against which the deductible temporary differences, unused tax losses, depreciation carry-forwards and unused tax credits could be utilized.

Deferred tax liabilities are recognized for taxable temporary differences arising on investments in subsidiaries and associates, and interests in jointly controlled entities, except where the Company is able to control the reversal of the temporary difference and it is probable that the temporary difference will not reverse in the foreseeable future.

Deferred tax assets and liabilities are measured based on the tax rates that are expected to apply in the period when the asset is realized or the liability is settled, based on tax rates and tax laws that have been enacted or substantively enacted by the balance sheet date.

k.	Earnings per share

Basic earnings per share has been computed by dividing net income by the weighted average number of shares outstanding during the year. Partly paid up shares are included as fully paid equivalents according to the fraction paid up. Diluted earnings per share has been computed using the weighted average number of shares and weighted average number of shares outstanding, for the effects of all dilutive potential shares.

l.	Inventories

Inventories (other than those recognized consequent to the sale of vehicles with a guaranteed repurchase option) are valued at the lower of cost and net realizable value. Cost of raw materials and consumables are ascertained on a first in first out basis. Cost, including variable and fixed overheads, are allocated to work-in-progress and finished goods determined on a full absorption cost basis. Net realizable value is the estimated selling price in the ordinary course of business less estimated cost of completion and selling expenses.

m.	Property, plant and equipment

Property, plant and equipment are stated at cost of acquisition or construction less accumulated depreciation.

Freehold land is measured at cost and is not depreciated.

Cost includes purchase price, taxes and duties, labor cost and direct overheads for self constructed assets and other direct costs incurred up to the date the asset is ready for its intended use.

Interest cost incurred for constructed assets is capitalized up to the date the asset is ready for its intended use, based on borrowings incurred specifically for financing the asset or the weighted average rate of all other borrowings, if no specific borrowings have been incurred for the asset.

Depreciation is provided on a straight-line basis over estimated useful lives of the assets. Estimated useful lives of the assets are as follows:

Estimated useful life (years)
Buildings	20 to 40
Plant and equipment	9 to 30
Computers	3 to 6
Vehicles	3 to 10
Furniture and fixtures	3 to 20

Depreciation on finance lease assets is recorded over the shorter of the estimated useful life of the asset or the period of the lease.

Depreciation is not recorded on capital work-in-progress until construction and installation are complete and the asset is ready for its intended use. Capital-work-in-progress includes capital advances.

n.	Intangible assets

Intangible assets purchased including acquired in business combinations, are measured at cost or fair value, as of the date of acquisition where applicable less accumulated amortization. Intangible assets with indefinite lives are reviewed annually to determine whether indefinite-life assessment continues to be supportable. If not, the change in the useful-life assessment from indefinite to finite is made on a prospective basis.

The amortization period for intangible assets with finite useful lives is reviewed at least at each year-end. Changes in expected useful lives are treated as changes in accounting estimates.

Customer related intangible consists of order backlog and dealer network.

Estimated amortization period
Patents and technological know-how	2 to 12 years
Order backlog	3 months
Dealer network	20 years
Intellectual property rights	7 to 9 years
Software	2 to 8 years

Internally generated intangible asset

Research costs are charged to the statement of operations in the year in which they are incurred.

Product development costs incurred on new vehicle platform, engines, transmission and new products are recognized as intangible assets, when feasibility has been established, the Company has committed technical, financial and other resources to complete the development and it is probable that asset will generate probable future economic benefits.

The costs capitalized include the cost of materials, direct labor and directly attributable overhead expenditure incurred up to the date the asset is available for use.

Interest cost incurred is capitalized up to the date the asset is ready for its intended use, based on borrowings incurred specifically for financing the asset or the weighted average rate of all other borrowings if no specific borrowings have been incurred for the asset.

Product development cost is amortized over a period of 36 months to 120 months or on the basis of actual production to planned production volume over such period.

Capitalized development expenditure is measured at cost less accumulated amortization and accumulated impairment loss.

o.	Leases

At the inception of a lease, the lease arrangement is classified as either a finance lease or an operating lease, based on the substance of the lease arrangement.

Finance leases

A finance lease is recognized as an asset and a liability at the commencement of the lease, at the lower of the fair value of the asset and the present value of the minimum lease payments. Initial direct costs, if any, are also capitalized and, subsequent to initial recognition, the asset is accounted for in accordance with the accounting policy applicable to that asset. Minimum lease payments made under finance leases are apportioned between the finance expense and the reduction of the outstanding liability. The finance expense is allocated to each period during the lease term so as to produce a constant periodic rate of interest on the remaining balance of the liability.

Operating leases

Leases other than finance leases, are operating leases, and the leased assets are not recognized on the Company’s balance sheet. Payments under operating leases are recognized in statement of operations on a straight-line basis over the term of the lease.

p.	Impairment

i)	Goodwill

Cash generating unit to which goodwill is allocated is tested for impairment annually, or more frequently when there is an indication that the unit may be impaired. If the recoverable amount of the cash generating unit is less than the carrying amount of the unit, the impairment loss is allocated first to reduce the carrying amount of any goodwill allocated to that unit and then to the other assets of the unit pro rata on the basis of carrying amount of each asset in the unit. Goodwill impairment loss recognized is not reversed in subsequent period.

ii)	Property, plant and equipment and other intangible assets

At each balance sheet date, the Company assesses whether there is any indication that any property, plant and equipment and intangible assets with finite lives may be impaired. If any such impairment exists the recoverable amount of an asset is estimated to determine the extent of impairment, if any. Where it is not possible to estimate the recoverable amount of an individual asset, the Company estimates the recoverable amount of the cash-generating unit to which the asset belongs.

Intangible assets with indefinite useful lives and intangible assets not yet available for use are tested for impairment annually, or earlier, if there is an indication that the asset may be impaired.

Recoverable amount is the higher of fair value less costs to sell and value in use. In assessing value in use, the estimated future cash flows are discounted to their present value, using a pre-tax discount rate that reflects current market assessment of the time value of money and the risks specific to the asset for which the estimates of future cash flows have not been adjusted.

If the recoverable amount of an asset (or cash-generating unit) is estimated to be less than its carrying amount, the carrying amount of the asset (or cash-generating unit) is reduced to its recoverable amount. An impairment loss is recognized immediately in the statement of operations.

As of March 31, 2009 and 2008, none of the Company’s property, plant and equipment and intangible assets were considered impaired.

q.	Employee benefits

i)	Pension plans

One of the major subsidiary group, Jaguar Land Rover, operates several defined benefit pension plan, which are contracted out of the second state pension scheme. The assets of the plan are held in separate trustee administered funds. The plans provide for monthly pension after retirement as per salary drawn and service period as set out in rules of each fund.

Contributions to the plans by the subsidiary group take into consideration the results of actuarial valuations. The plans with a surplus position at the year end have been limited to the maximum economic benefit available from unconditional rights to refund from the scheme or reduction in future contributions. Where the subsidiary group is considered to have a contractual obligation to fund the pension plan above the accounting value of the liabilities, an onerous obligation is recognized.

A separate defined contribution plan is available to employees of a major subsidiary group, Jaguar Land Rover. Costs in respect of this plan are charged to the statement of operations as incurred.

ii)	Gratuity

Tata Motors and some of its subsidiaries in India have an obligation towards gratuity, a defined benefit retirement plan covering eligible employees. The plan provides for a lump sum payment to vested employees at retirement, death while in employment or on termination of employment of an amount equivalent to 15 to 30 days salary payable for each completed year of service. Vesting occurs upon completion of five years of service. Tata Motors and such subsidiaries make annual contributions to gratuity funds established as trusts. Some subsidiaries have obtained insurance policies with the Life Insurance Corporation of India. Tata Motors and some of its subsidiaries in India account for the liability for gratuity benefits payable in the future based on an actuarial valuation.

iii)	Superannuation

Tata Motors and some of its subsidiaries in India have two superannuation plans, a defined benefit plan and a defined contribution plan. An eligible employee on April 1, 1996 could elect to be a member of either plan.

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

Separate irrevocable trusts are maintained for employees covered and entitled to benefits. Tata Motors and its subsidiaries contribute up to 15% of the eligible employees’ salary to the trust every year. Such contributions are recognized as an expense when incurred. Tata Motors and such subsidiaries have no further obligation beyond this contribution.

iv)	Bhavishya kalyan yojana (BKY)

Bhavishya Kalyan Yojana is an unfunded defined benefit plan for employees of Tata Motors and some of its subsidiaries. The benefits of the plan accrue to an eligible employee at the time of death or permanent disablement, while in service, either as a result of an injury or as certified by the appropriate authority. The monthly payment to dependents of the deceased/disabled employee under the plan equals 50% of the salary drawn at the time of death or accident or a specified amount, whichever is higher. Tata Motors and these subsidiaries account for the liability for BKY benefits payable in the future based on an actuarial valuation.

v)	Provident fund and family pension

In accordance with Indian law, eligible employees of Tata Motors and some of its subsidiaries are entitled to receive benefits in respect of provident fund, a defined contribution plan, in which both employees and the Company make monthly contributions at a specified percentage of the covered employees’ salary (currently 12% of employees’ salary). The contributions, as specified under the law, are made to the provident fund and pension fund set up as an irrevocable trust by Tata Motors and its subsidiaries or to respective Regional Provident Fund Commissioner and the Central Provident Fund under the State Pension scheme. Tata Motors and its subsidiaries are generally liable for any shortfall in the fund assets based on the government specified minimum rates of return or pension and recognizes such shortfall, if any, as an expense in the year incurred.

vi)	Severance indemnity

Tata Daewoo Commercial Vehicle Company Limited (TDCV) a subsidiary company incorporated in Korea has an obligation towards severance indemnity, a defined benefit retirement plan, covering eligible employees. The plan provides for a lump sum payment to all employees with more than one year of employment equivalent to 30 days’ salary payable for each completed year of service.

vii)	Post-retirement medicare scheme

Under this unfunded scheme, employees of Tata Motors and some of its subsidiaries receive medical benefits subject to certain limits of amount, periods after retirement and types of benefits, depending on their grade and location at the time of retirement. Employees separated from the Company as part of an Early Separation Scheme, on medical grounds or due to permanent disablement are also covered under the scheme. Tata Motors and such subsidiaries account for the liability for post-retirement medical scheme based on an actuarial valuation.

viii)	Compensated absences

The Company and some of its subsidiaries provide for the encashment of leave or leave with pay subject to certain rules. The employees are entitled to accumulate leave subject to certain limits, for future encashment. The liability is provided based on the number of days of unutilized leave at each balance sheet date on the basis of an actuarial valuation.

Actuarial gains and losses

Actuarial gains and losses relating to retirement benefit plans are recognized directly in statement of recognized income and expense in the period in which they arise. Actuarial gains and losses relating to long-term employee benefits are recognized in the statements of operations in the period in which they arise.

Measurement date

The measurement date of retirement plans is March 31.

r.	Dividends

Any dividend declared by Tata Motors is based on the profits available for distribution as reported in the unconsolidated statutory financial statements of Tata Motors prepared in accordance with Indian GAAP. Further, Indian law mandates that dividend be declared out of distributable profits only after the transfer of a specified percentage of net income computed in accordance with current regulations to a general reserve. Accordingly, in certain years the net income reported in these financial statements may not be fully distributable. As of March 31, 2009 and March 31, 2008, the amounts available for distribution were Rs.60,213.0 million and Rs. 64,190.3 million respectively.

s.	Segments

The Company primarily operates in the automotive segment. The automotive segment comprises of two reportable segments i.e. Tata vehicles and Jaguar Land Rover. Other operating segments do not meet the quantitative thresholds for disclosure and have been aggregated.

t.	Financial instruments

i)	Classification, initial recognition and measurement

A financial instrument is any contract that gives rise to a financial asset of one entity and a financial liability or equity instrument of another entity. Financial assets are classified into categories: financial assets at fair value through profit or loss, held-to-maturity investments, loans and receivables and available-for-sale financial assets. Financial liabilities are classified into financial liabilities at fair value through profit or loss and other financial liabilities.

Financial instruments are recognized on the balance sheet when the Company becomes a party to the contractual provisions of the instrument.

Initially, a financial instrument is recognized at its fair value. Transaction costs directly attributable to the acquisition or issue of financial instruments are recognized in determining the carrying amount, if it is not classified as at fair value through profit or loss. Subsequently, financial instruments are measured according to the category in which they are classified.

Financial assets and financial liabilities at fair value through profit or loss: Derivatives, including embedded derivatives separated from the host contract, unless they are designated as hedging instruments, for which hedge accounting is applied, are classified into this category. These are measured at fair value with changes in fair value recognized in the statements of operations.

Loans and receivables: Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market and which are not classified as financial assets at fair value through profit or loss or financial assets available-for-sale. Subsequently, these are measured at amortized cost using the effective interest method less any impairment losses.

These includes trade receivables, finance receivables, balances with banks, short-term deposits with banks, other financial assets and investments with fixed or determinable payments.

Available-for-sale financial assets: Available-for-sale financial assets are those non-derivative financial assets that are either designated as such upon initial recognition or are not classified in any of the other financial asset categories. Subsequently, these are measured at fair value and changes therein, other than impairment losses and foreign exchange gains and losses on available-for-sale monetary items are recognized directly in statement of recognized income and expense, net of applicable deferred income taxes.

Dividends from available-for-sale debt securities are recognized in the statement of operations when the right to receive payment has been established.

Equity instruments that do not have a quoted market price in an active market and whose fair value cannot be reliably measured, are measured at cost.

When the financial asset is derecognized, the cumulative gain or loss in equity is transferred to the statement of operations.

Foreign currency convertible notes: Convertible notes issued in foreign currency are convertible at the option of the holder into ordinary shares of the Company as per the terms of the issue. Conversion option which is not settled by exchanging a fixed amount of cash for a fixed number of shares is accounted for separately from the liability component as derivative and initially accounted for at fair value. The liability component is recognized initially at the difference between the fair value of the note and the fair value of the conversion option. Directly attributable costs are allocated to the liability component and the conversion option in proportion to their initial carrying amounts.

Subsequent to initial recognition, the liability component of a compound financial instrument is measured at amortized cost using the effective interest method. The conversion option is subsequently measured at fair value at each reporting date, with changes in fair value recognized in statement of operations.

The conversion option is presented together with the related liability.

Equity instruments: An equity instrument is any contract that evidences residual interests in the assets of the Company after deducting all of its liabilities. Equity instruments issued by the Company are recorded at the proceeds received, net of direct issue costs.

Other financial liabilities: These are measured at amortized cost using the effective interest method.

ii)	Determination of fair value:

The fair value of a financial instrument on initial recognition is normally the transaction price (fair value of the consideration given or received). Subsequent to initial recognition, the Company determines the fair value of financial instruments that are quoted in active markets using the quoted bid prices (financial assets) or quoted ask prices (financial liabilities) and using valuation techniques for other instruments. Valuation techniques include discounted cash flow method and other valuation models.

iii)	Derecognition of financial assets and financial liabilities:

The Company derecognizes a financial asset only when the contractual rights to the cash flows from the asset expires or it transfers the financial asset and substantially all the risks and rewards of ownership of the asset to another entity. If the Company neither transfers nor retains substantially all the risks and rewards of ownership and continues to control the transferred asset, the Company recognizes its retained interest in the asset and an associated liability for amounts it may have to pay. If the Company retains substantially all the risks and rewards of ownership of a transferred financial asset, the Company continues to recognize the financial asset and also recognizes a collateralized borrowing for the proceeds received.

Financial liabilities are derecognized when these are extinguished, that is when the obligation is discharged, cancelled or has expired.

iv)	Impairment of financial assets:

The company assesses at each balance sheet date whether there is objective evidence that a financial asset or a group of financial assets is impaired. A financial asset is considered to be impaired if objective evidence indicates that one or more events have had a negative effect on the estimated future cash flows of that asset.

Loans and receivables:

Impairment loss in respect of loans and receivables is calculated as the difference between their carrying amount and the present value of the estimated future cash flows discounted at the original effective interest rate. Such impairment loss is recognised in the statement of operations. If the amount of an impairment loss decreases in a subsequent period, and the decrease can be related objectively to an event occurring after the impairment was recognized, the previously recognized impairment loss is reversed. The reversal is recognized in the statement of operations.

Available-for-sale financial asset:

If the available-for-sale financial asset is impaired, the difference between the financial asset’s acquisition cost (net of any principal repayments and amortization) and the current fair value, less any previous impairment loss recognized in the statement of operations, is reclassified from equity to statements of operations. If, in a subsequent period, the fair value of a debt instrument classified as available-for-sale increases and the increase can be objectively related to an event occurring after the impairment loss was recognized, the impairment loss is reversed. The reversal is recognized in the statement of operations. Reversal of impairment loss on equity investments classified as available-for-sale, are not recognized in the statement of operations. Increases in their fair value after impairment is recognized in equity.

Impairment loss on equity investments carried at cost is not reversed.

u.	Hedge accounting:

The Company uses foreign currency forward contracts to hedge its risks associated with foreign currency fluctuations relating to highly probable forecast transactions. The Company designates these forward contracts in a cash flow hedging relationship by applying the hedge accounting principles.

These forward contracts are stated at fair value at each reporting date. Changes in the fair value of these forward contracts that are designated and effective as hedges of future cash flows are recognized in equity ( net of tax), and the ineffective portion is recognized immediately in the statement of operations. Amounts accumulated in equity are reclassified to the statement of operations in the periods in which the forecasted transactions occurs.

Hedge accounting is discontinued when the hedging instrument expires or is sold, terminated, or exercised, or no longer qualifies for hedge accounting. For forecast transactions, any cumulative gain or loss on the hedging instrument recognized in equity is retained until the forecast transaction occurs.

If the forecast transaction is no longer expected to occur, the net cumulative gain or loss recognized in equity is immediately transferred to the statement of operations for the period.

v.	Repossessed vehicles:

Vehicles repossessed from delinquent financing customers and held for auction are recorded at the lower of the unpaid principal balance and estimated realizable value. Gains or losses on disposal are recorded when the vehicles are sold.

w.	New accounting pronouncements:

In September 2007, IASB issued revised IAS 1, Presentation of Financial Statements which is applicable for annual periods beginning on or after January 1, 2009. This standard replaced IAS 1 revised in 2003. The revised standard aims to improve users’ ability to analyze and compare information given in the financial statements. The adoption of the revised standard will have no effect on the reported results. It will, however, result in changes in the presentation of financial statements.

In January 2008, IASB issued revised IFRS 3, Business Combinations which is applicable to business combinations for which the acquisition date is on or after the first annual reporting period beginning on or after July 1, 2009. This standard replaced IFRS 3 issued in 2004. The main changes are:

•	Acquisition-related costs are recognized as expenses in the statement of operations in the period in which these are incurred.

•

In business combinations achieved in stages, any previously held equity interest in the acquiree is re measured to its acquisition date fair value and the resulting gain or loss is recognized in the statement of operations.

•	Any change in contingent consideration classified as a liability at the acquisition date is recognized in the statement of operations.

•	Non-controlling interests in the entity acquired may be measured either at fair value, or at the proportionate share of the acquiree’s net identifiable assets.

The Company is evaluating the impact of adoption of this Standard.

In January 2008, IASB amended IAS 27 Consolidated and Separate Financial Statements which is applicable for annual periods beginning on or after July 1, 2009. The main changes are:

•	Changes in the ownership interest in a subsidiary that do not result in the loss of control are accounted for as equity transactions, not affecting the statement of operations.

•	At the date control is lost, any retained equity interests are remeasured to fair value.

•	Total comprehensive income is allocated to the non-controlling interests even if this results in the non-controlling interests having a deficit balance.

The Company is evaluating the impact of adoption of the amendments.

In November 2006, IASB issued IFRS 8 Operating Segments which is applicable for annual periods beginning on or after January 1, 2009. This standard replaced IAS 14 Segment Reporting. This standard specifies how an entity should disclose information about its segments, which enables users to evaluate the nature and financial effects of its business activities and the economic environments in which it operates. The Company is evaluating the application of this Standard.

IFRIC 13 Customer Loyalty Programmes was issued in June 2007 which is applicable for annual periods beginning on or after July 1, 2008. IFRIC 13 addresses how companies that grant their customers loyalty award credits (often called ‘points’) when buying goods or services should account for their obligation to provide free or discounted goods and services, if and when the customers redeem the points. IFRIC 13 requires an entity to allocate some of the proceeds of the initial sale to the award credits and recognize these proceeds as revenue when they have fulfilled their obligations to provide goods or services. The Company is evaluating the application of this Interpretation.

IFRIC 16, Hedges of a Net Investment in a Foreign Operation, was issued in July, 2008, which is applicable for annual periods beginning on or after October 1, 2008.IFRIC 16 applies to an entity that hedges the foreign currency risk arising from its net investments in foreign operations and wishes to qualify for hedge accounting in accordance with IAS 39. The Company is evaluating the application of this Interpretation.

IAS 23, Borrowing Costs removes the option to expense borrowing costs and requires that an entity capitalize borrowing costs directly attributable to the acquisition, construction or production of a qualifying asset as part of the cost of that asset. The revised IAS 23 will become mandatory for the Company’s consolidated financial statements for the year ended March 31, 2010. As the Company currently follows a policy of capitalizing borrowing costs, this new standard will not have any material impact on the Company’s consolidated financial statements.

In May 2008 and April 2009, the IASB issued “Improvements to IFRS” – a collection of amendments to certain International Financial Reporting Standards – as part of its program of annual improvements to its standards, which is intended to make necessary, but non-urgent, amendments to standards that will not be included as part of another major project. The amendments resulting from these improvements mainly have effective dates for annual periods beginning on or after January 1, 2009, although entities are permitted to adopt them earlier. The Company is evaluating the application of improvements.

x.	Convenience translation

The consolidated financial statements have been expressed in Indian rupees (“Rs.”), Tata Motors’ functional currency. For the convenience of the reader, the financial statements as at and for the year ended March 31, 2009 have been translated into U.S. dollars at US$1.00 = Rs. 50.72 based on fixing rate in the City of Mumbai on March 31, 2009 for cable transfers in Indian rupees as published by the FEDAI.

Such translation should not be construed as representation that the rupee amounts have been or could be converted into U.S. dollars at that or any other rate, or at all.

3.	Transition to IFRS

The Company’s consolidated financial statements for the year ended March 31, 2009 are the first annual financial statements to comply with IFRS. In preparing these financial statements, the Company has applied following exemptions and exceptions in accordance with IFRS 1.

I.	Exemptions from retrospective application

a	Business combinations

   Business combinations prior to April 1, 2007 have been accounted in accordance with Indian GAAP. Goodwill arising from business combination has been stated at the carrying amount under Previous GAAP. Intangible assets which were subsumed in goodwill under Previous GAAP, have not been recognized in the opening statement of financial position as at April 1, 2007, since these did not qualify for recognition in the separate statement of financial position of the acquired entities.

b	Employee benefits

   The Company has applied the exemption as provided in IFRS 1 relating to application of recognizing cumulative actuarial gains and losses on defined benefit pension plans and other post retirement benefits in reserves as of the transition date.

II.	Exceptions from full retrospective application

a	Derecognition of financial assets and liabilities exception

   Financial assets and liabilities derecognized before January 1, 2004 are not re- recognized under IFRS. The Company has chosen not to apply the IAS 39 derecognition criteria to an earlier date.

b	Estimates exception

   Upon an assessment of the estimates made under Previous GAAP, the Company has concluded that there was no necessity to revise such estimates under IFRS, except where estimates were required by IFRS and not required by Previous GAAP.

4.	Reconciliations between Indian GAAP and IFRS

i)	Equity reconciliation

		As of March 31,			As of April 1,
		2008	2008		2007	2007
		(In millions)
Equity under Indian GAAP			Rs.	86,975.2		Rs.	77,216.7
(a)	Consolidation of subsidiaries and equity accounted investees			(1,861.6)			(1,925.5)
(b)	Property, plant and equipment
	Foreign exchange (net of depreciation)	(219.7)			(351.4)
	Pre-operative expenses (net of depreciation)	(553.2)			(446.1)
	Interest capitalized (net of depreciation)	684.7		(88.2)	301.2		(496.3)

(c)	Employee separation cost			(63.7)			(104.3)
(d)	Interest including debt issue expenses			3,173.1			1,055.3
(e)	Foreign currency convertible notes – conversion options			2,584.1			(571.2)
(f)	Deferred taxes			233.1			884.3
(g)	Transfer of finance receivables			89.7			(246.5)
(h)	Investments			20,639.0			13,251.8
(i)	Dividends			6,596.8			6,763.2
(j)	Foreign currency translation adjustment			52.0			456.5
(k)	Others, (net)			(365.0)			592.2
(l)	Minority interest			6,352.0			4,374.8

Equity under IFRS			Rs.	124,316.5		Rs.	101,251.0

ii)	Net Income

		For the year ended March 31, 2008
		(In millions)
Net income under Indian GAAP			Rs.	21,677.0
(a)	Consolidation of subsidiaries and equity accounted investees			324.0
(b)	Property, plant and equipment
	Foreign exchange (net of depreciation)	131.7
	Pre-operative expenses (net of depreciation)	(107.1)
	Interest capitalized (net of depreciation)	383.5		408.1

(c)	Employee separation cost			40.6
(d)	Interest including debt issue expenses			(1,941.7)
(e)	Foreign currency convertible notes – conversion option			3,155.5
(f)	Deferred taxes			(857.8)
(g)	Transfer of finance receivables			336.2
(h)	Others, (net)			61.1

Net income under IFRS			Rs.	23,203.0

iii)	Notes to reconciliations between Indian GAAP to IFRS

a.	Consolidation of subsidiaries and equity accounted investees

  While both IFRS and Indian GAAP require consolidation of subsidiaries, the basis for determining whether an investee is a subsidiary is different. IFRS requires the consolidation of entities where the Company has control over another entity. Control is presumed to exist when the parent owns, directly or indirectly through subsidiaries, more than one half of an entity’s voting power. The existence and effect of potential voting rights is also taken into consideration for the purpose of determining control. Indian GAAP requires the consolidation of entities where the Company exercises control through a direct holding or through another subsidiary of more than one half of the voting power so as to obtain economic benefit from its activities. These differences have resulted into consolidation of three entities (Hispano Carrocera S.A. , Tata Autocomp Systems Ltd and Tata Precision Industries Pte. Ltd.) as subsidiaries in IFRS, which were considered to be Equity method investees under Indian GAAP.

b.	Property, plant and equipment

Under IFRS, all foreign exchange transaction gains and losses are included in net income except to the extent these are treated as an adjustment to interest cost and considered for capitalization. Under Indian GAAP, foreign exchange gains and losses arising on foreign currency denominated borrowings that are incurred to acquire property, plant and equipment are included in the cost of the asset and depreciated over their remaining useful life.

Further under Indian GAAP, the cost of property, plant and equipment also includes indirectly attributable expenses that are incurred before a property, plant and equipment is ready for its intended use. Under IFRS, such costs are expensed as incurred.

Under IFRS, interest costs are higher than under Indian GAAP resulting into higher interest capitalization (refer to note (d) and (e) below).

Consequently, depreciation relating to the above differences in the cost of property, plant and equipment under IFRS and Indian GAAP has also been adjusted.

c.	Employee separation cost

Under IFRS, expenses relating to voluntary employee separation programs are expensed when the Company is demonstrably committed to provide termination benefits as a result of an offer made in order to encourage voluntary redundancy. Under Indian GAAP, such costs are deferred and amortized.

d.	Interest including debt issue expenses

Under IFRS, redemption premium and debt issue expenses are recognized as interest cost over the life of the debt instrument / borrowing using the effective interest method. Further interest costs under IFRS are higher because of accounting for conversion option embedded in foreign currency convertible notes (refer to note (e) below).

Under Indian GAAP, entire redemption premium associated with the notes is charged directly to additional paid-in capital and issue expenses are either charged directly to the additional paid-in capital and/or are deferred and amortized over the life of the notes. Further, there is no requirement under Indian GAAP to account for conversion option separately.

e.	Foreign currency convertible notes

Under IFRS, conversion option embedded in foreign currency convertible notes is accounted for separately as derivative instrument. At the inception, issue proceeds from notes are allocated to conversion option with residual allocated to the notes to establish its initial carrying cost. Subsequently the conversion option is measured at fair value through profit or loss with changes in fair value recognized in the statement of operations and the notes are carried at amortized cost. Under Indian GAAP conversion option is not separately accounted for and full proceeds are allocated to the notes. This results into following differences between IFRS and Indian GAAP in addition to fair value movements of conversion option recorded in the statement of operations under IFRS:

i) Higher interest costs under IFRS as described above (refer to note (d)); and

ii) Higher interest capitalization as described above (refer to note (b)).

f.	Deferred taxes

Under IFRS, deferred taxes are recognized for future tax consequences of temporary differences between the carrying value of assets and liabilities and their respective tax bases. Under Indian GAAP, deferred taxes are recognized for the tax effect of timing differences between book and tax income for the year. Additionally, no deferred taxes are recorded for consolidation adjustments under Indian GAAP.

Deferred taxes have been recorded under IFRS for undistributed earnings of subsidiaries and associates, consolidation adjustments and certain other temporary differences, which were not recorded under Indian GAAP.

Further, in the IFRS financial statements, consequential tax effect of other IFRS to Indian GAAP differences are recognized.

g.	Transfer of finance receivable

The Company transfers finance receivables in securitization transactions / direct assignments. In such transactions the Company surrenders control over the receivables though continues to act as an agent for the collection of receivables. In most of the transactions, the Company also provides credit enhancements to the transferee.

Consequent to existence of credit enhancements in such transactions, the Company continues to have the obligation to pay to the transferee, limited to the extent of credit enhancement, even if it does not collect the equivalent amounts from the original asset and continues to retain substantially all risks and rewards associated with the receivables, and hence under IFRS such transfer /assignments do not meet the derecognition criteria resulting into the transfer not being recorded as sale. Consequently, the proceeds received from the transfer are recorded as collateralized debt obligation.

Under Indian GAAP, the de-recognition criteria are different and are based on surrender of control. The Company meets the criteria under Indian GAAP for de-recognition and accordingly records such transfers as sale.

h.	Investments

Under IFRS, available-for-sale investments consisting of debt securities and equity securities are measured at fair value at each reporting date except for investment in equity instruments which do not have quoted market price in an active market and whose fair value cannot be reliably measured. Unrealized gains or losses (net of tax) are recognized directly in statement of recognized income and expense.

Under Indian GAAP, investments are classified into current and long-term investments. Current investments are carried at the lower of cost or market value, while long-term investments are carried at cost less any impairment that is other than temporary.

i.	Dividends

Under IFRS, dividends payable are recorded as a liability in the year in which these are declared and approved. Under Indian GAAP, dividends payable are recorded as a liability in the year to which they relate.

j.	Foreign currency translation adjustment

These are consequential translation adjustments on Indian GAAP to IFRS adjustments.

l.	Minority interest

  Under IFRS, minority interest is presented as part of equity. Under Indian GAAP minority interest is presented outside equity.

iv)	Explanation of material adjustments to cash flow statement for the year ended March 31, 2008

  Under Previous GAAP, restricted cash of Rs 27,300.7 million and Rs 4,047.5 million as of March 31, 2008 and March 31, 2007 respectively, was considered as cash and cash equivalents. Under IFRS, these have been reclassified as investing cash flows.

  The Company transfers finance receivables in securitization transaction /direct assignments. Most of these transactions do not meet derecognition criteria under IFRS. Consequently, proceeds received from these transactions are recorded as collateralized debt obligation and the finance receivables continue to be recognized in the financial statements. Under Indian GAAP, such transactions meet the derecognition criteria and accordingly, recorded as sale. As a result, the cash flows from operating activities under IFRS are lower by Rs 41,649.9 million and cash flows from financing activities are higher by Rs 41,649.9 million.

Under Indian GAAP, there are certain financial assets and financial liabilities permitted to be offset. Under IFRS, these financial assets and financial liabilities do not meet the criteria to offset and hence, presented gross in the balance sheet. As a result, the cash flows from operating activities under IFRS are lower by Rs 5,242.5 million and cash flows from financing activities are higher to the same extent.

4.1	Reconciliations between U.S.GAAP and Indian GAAP

i)	Equity reconciliation

		As of March 31,			As of April 1,
Particulars		2008	2008		2007	2007
		( In millions)
Equity under U.S.GAAP				Rs.105,264.1		Rs.91,368.9
(a)	Consolidation of subsidiaries, equity accounted investees and accounting for business combinations			1,064.0		1,188.5
(b)	Property, plant and equipment
	Foreign exchange (net of depreciation)	219.7			351.4
	Pre-operative expenses (net of depreciation)	553.2			446.1
	Interest capitalized (net of depreciation)	(163.1)		609.8	(45.3)	752.2

(c)	Product development cost			17,512.4		9,061.4
(d)	Employee separation cost			63.7		104.3
(e)	Compensated absences			2,691.6		2,256.6
(f)	Interest including debt issue expenses			(4,846.8)		(1,949.0)
(g)	Deferred taxes			(7,827.8)		(5,033.0)
(h)	Investments			(20,572.4)		(13,166.3)
(i)	Dividends			(6,596.8)		(6,763.2)
(j)	Foreign currency translation adjustment			(166.8)		(475.0)
(k)	Others, (net)			(219.8)		(128.7)

Equity under Indian GAAP			Rs.	86,975.2		Rs.77,216.7

ii)	Net income

		For the year ended March 31, 2008
		(In millions)
Net income under U.S. GAAP			Rs.14,205.9
(a)	Consolidation of subsidiaries, equity accounted investees and accounting for business combinations		778.6
(b)	Property, plant and equipment
	Foreign exchange (net of depreciation)	(131.7)
	Pre-operative expenses (net of depreciation)	107.1
	Interest capitalized (net of depreciation)	(117.8)	(142.4)

(c)	Product development cost		8,451.0
(d)	Employee separation cost		(40.6)
(e)	Compensated absences		435.0
(f)	Interest including debt issue expenses		1,161.7
(g)	Deferred taxes		(2,633.6)
(h)	Others, (net)		(538.6)

Net income under Indian GAAP			Rs.21,677.0

iii)	Notes to reconciliations between U.S. GAAP to Indian GAAP:

a.	Consolidation of subsidiaries and equity accounted investees and accounting for business combinations

While both U.S. GAAP and Indian GAAP require consolidation of subsidiaries, the basis for determining whether an investee is a subsidiary or an equity accounted investee is different. U.S. GAAP requires the consolidation of entities where there is a direct or indirect majority voting interest or if the company is a primary beneficiary in a variable interest entity. Indian GAAP requires the consolidation of entities where the Company exercises control through a direct holding or through another subsidiary. These differences have resulted into consolidation of three entities (Hispano Carrocera S.A. , Tata Autocomp Systems Ltd and Tata Precision Industries Pte. Ltd.) as subsidiaries in U.S. GAAP which were considered to be Equity method investees under Indian GAAP.

Further as per U.S. GAAP, business combinations are accounted for using the purchase method, and the net assets acquired are recorded at fair values. Purchase consideration paid in excess of the fair value of net assets acquired is recognized as goodwill. The excess of fair value over the purchase consideration is first allocated to reduce the amounts otherwise assigned to the eligible acquired long-term assets, and any excess remaining is recognized as an extraordinary gain in the income statement in the period in which the business combination is consummated. Under Indian GAAP business combination are recorded at cost. Purchase consideration paid in excess of the cost of net assets acquired is recognized as goodwill. The excess of cost of net assets over the purchase consideration is recognized as capital reserve under equity.

b.	Property, plant and equipment

Under U.S. GAAP, all foreign exchange transaction gains and losses are included in net income. Under Indian GAAP, foreign exchange gains and losses arising on foreign currency denominated borrowings that are incurred to acquire property, plant and equipment are included in the cost of the asset and depreciated over their remaining useful life.

In addition, under Indian GAAP, the cost of property, plant and equipment also includes indirectly attributable expenses that are incurred before a property, plant and equipment is ready for its intended use. Under U.S. GAAP, such costs are expensed as incurred.

Under U. S. GAAP, interest costs are higher than under Indian GAAP resulting into higher interest capitalization (refer to note (f) below).

Consequently, depreciation relating to the above differences in the cost of property, plant and equipment between U.S. GAAP and Indian GAAP have also been adjusted.

c.	Product development costs

Under U.S. GAAP, expenses relating to the product development cost are expensed when incurred. Under Indian GAAP, product development costs that meet certain specified criteria are recognized as intangible assets.

d.	Employee separation cost

Under U.S. GAAP, expenses relating to voluntary employee separation programs are expensed when incurred. Under Indian GAAP, such costs are deferred and amortized.

e.	Compensated absences

Under U.S. GAAP, a liability for compensated absences is established based on leave earned but not utilized at each balance sheet date, and changes in the liability are included in net income. Under Indian GAAP, a liability is established for the actuarially determined present value of the amount of long-term leave.

f.	Interest including debt issue expenses

Under U.S. GAAP, redemption premium and debt issue expenses are recognized as interest cost over the life of the debt instrument / borrowing, using the effective interest method.

Under Indian GAAP, entire redemption premium associated with the notes is charged directly to additional paid-in capital and issue expenses are either charged directly to the additional paid-in capital and/or are deferred and amortized over the life of the notes.

g.	Deferred tax

Under U.S. GAAP, deferred taxes are recognized for future tax consequences of temporary differences between the carrying value of assets and liabilities and their respective tax bases. The tax rate used to establish deferred tax assets and liabilities is the enacted tax rate expected to apply when the temporary differences reverse. Under Indian GAAP, deferred taxes are recognized for the tax effect of timing differences between book and tax income for the year at the ‘substantively enacted’ tax rate applicable on the balance sheet date. Additionally, deferred taxes are not recorded for consolidation adjustments under Indian GAAP.

Deferred taxes have been recorded under U.S. GAAP for undistributed earnings of subsidiaries and associates, consolidation adjustments and certain other temporary differences which were not recorded under Indian GAAP.

In U.S. GAAP financial statements, the consequent deferred tax effect of other U.S. GAAP to Indian GAAP differences is recognized.

h.	Investments

Under U.S. GAAP, investments are classified into trading or held to maturity or available-for-sale categories, based on nature and management’s holding intent on the date of acquisition. The Company does not have any trading investments. Available-for-sale, consisting of debt securities and equity securities with readily determinable market values are carried at their fair values with the unrealized gains or losses recorded in other component of equity. Held-to-maturity investments are carried at amortized cost. Equity securities without a readily determinable market value are carried at cost. An impairment loss is recognized for any impairment that is other than temporary.

Under Indian GAAP, investments are classified into current and long-term investments. Current investments are carried at the lower of cost or market value, while long-term investments are carried at cost less any impairment that is other than temporary.

i.	Dividends

Under U.S. GAAP, dividends payable are recorded as a liability in the year in which these are declared and approved. Under Indian GAAP, upon declaration dividends payable are recorded as a liability in the year to which they relate.

j.	Foreign currency translation adjustment

These are consequential translation adjustments on Indian GAAP to U.S.GAAP adjustments.

iv)	Explanation of material adjustments to cash flow statement for the year ended March 31, 2008 – Indian GAAP to U.S. GAAP

Under Indian GAAP, restricted cash of Rs 27,300.7 million and Rs 4,047.5 million as at March 31, 2008 and March, 31 2007 was considered as cash and cash equivalents. Under U.S. GAAP, these have been reclassified as cash flows from investing activities.

Under U.S. GAAP, all expenses relating to product development are expensed when incurred. Under Indian GAAP, the product development costs are capitalised as intangible assets. Consequently cash flows from operating activities under U.S.GAAP were lower by Rs 9,143.2 million and cash flows from investing activities were higher to the same extent.

Under Indian GAAP, interest paid was shown as part of cash flows from financing activities, whereas under U.S. GAAP, these were considered as cash flows from operating activities. As a result, cash flows from operating activities under U.S. GAAP were lower by Rs 10,947.9 million and cash flows from financing activities were higher to the same extent.

Under Indian GAAP, there are certain financial assets and financial liabilities permitted to be offset. Under U.S. GAAP, these financial assets and financial liabilities do not meet the criteria for offset and hence, presented gross in the balance sheet. As a result, the cash flows from operating activities under U.S. GAAP were lower by Rs 5,242.5 million and cash flows from financing activities were higher to the same extent.

5.	Cash and cash equivalents

Cash and cash equivalents consist of the following:

	As of March 31,
	2009		2009		2008
	(In millions)
Cash balances	US$	7.5	Rs.	379.0	Rs.	52.0
Balances with banks		442.6		22,448.2		11,363.8

Total	US$	450.1	Rs.	22,827.2	Rs.	11,415.8

6.	Finance receivables

Finance receivables primarily consist of loans, the details of which are as follows:

	As of March 31,
	2009		2009		2008
	(In millions)
Total loan installments to be received	US$	3,853.4	Rs.	195,445.2	Rs.	196,639.6
Less: unearned interest income		576.2		29,227.2		29,892.1

		3,277.2		166,218.0		166,747.5
Less: allowance for credit losses		146.2		7,415.2		2,788.0

Total	US$	3,131.0	Rs.	158,802.8	Rs.	163,959.5

Current portion		1,380.7		70,027.9		65,863.5
Non-current portion		1,750.3		88,774.9		98,096.0

Total	US$	3,131.0	Rs.	158,802.8	Rs.	163,959.5

Changes in the allowance for credit losses in finance receivables are as follows:

	As of March 31,
	2009		2009		2008
	(In millions)
Beginning balance	US$	55.0	Rs.	2,788.0	Rs.	1,809.4
Allowances made during the year		141.0		7,153.2		4,343.4
Written off		(49.8)		(2,526.0)		(3,364.8)

Ending balance	US$	146.2	Rs.	7,415.2	Rs.	2,788.0

7.	Allowances for trade and other receivables

Changes in the allowances for trade and other receivables are as follows:

	As of March 31,
	2009		2009		2008
	(In millions)
Beginning balance	US$	38.2	Rs.	1,937.0	Rs.	1,712.6
Acquisition/sale of subsidiary (net)		14.1		713.3		—
Allowance made during the year		27.0		1,371.9		1,610.1
Written off		(22.4)		(1,135.2)		(1,372.4)
Foreign exchange translation differences		(1.7)		(88.2)		(13.3)

Ending balance	US$	55.2	Rs.	2,798.8	Rs.	1,937.0

8.	Investments

Investments consist of the following:

	As of March 31,
	2009		2009		2008
	(In millions)
Available-for-sale, at fair value	US$	126.6	Rs.	6,418.8	Rs.	37,447.7
Unquoted equity investments, at cost		46.8		2,376.0		2,695.0
Loans and receivables		9.2		469.9		516.6

Total	US$	182.6	Rs	9,264.7	Rs.	40,659.3

Available-for-sale, financial assets are as follows:

	As of March 31,
	2009		2009		2008
	(In millions)
Quoted equity shares	US$	108.4	Rs.	5,501.6	Rs.	27,273.9
Mutual funds		15.1		765.5		9,672.9
Corporate bonds and other debt instruments		3.1		151.7		500.9

Total	US$	126.6	Rs.	6,418.8	Rs.	37,447.7

The contractual maturity of the Company’s available-for-sale corporate bonds and other debt instruments as of March 31, 2009 is as follows:

	Amortized Cost		Fair value
	(In millions)
Due in year ending March 31,
2010	Rs.	10.1	Rs.	13.3
2011		11.8		21.0
2012		13.8		26.5
2013		15.8		22.4
2014		18.4		18.9
Thereafter		62.1		49.6

	Rs.	132.0	Rs.	151.7
	US$	2.6	US$	3.1

The contractual maturity of the Company’s loans and receivables as of March 31, 2009 is as follows:

	In millions
Due in year ending March 31,
2010	Rs.	67.3
2011		237.5
2012		7.5
2013		157.6

	Rs.	469.9

	US$	9.2

The current and non-current classification of investments are as follows:

	As of March 31,
	2009		2009		2008
	(In millions)
Current investments	US$	16.4	Rs.	834.1	Rs.	730.7
Non-current investments		166.2		8,430.6		39,928.6

Total	US$	182.6	Rs.	9,264.7	Rs.	40,659.3

Unrealized gains of Rs. 8,011.5 million and Rs. 17.0 million were reclassified from equity to statement of operations on sale of available for sale securities for the years ended March 31, 2009 and 2008 respectively.

The fair value of the unquoted equity investments cannot be reliably measured as the variability in the range of fair value estimates is significant and the probabilities of the various estimates cannot be reasonably assessed.

9.	Other financial assets-current

Other financial assets consist of the following:

	As of March 31,
	2009		2009		2008
			(In millions)
Derivative financial instruments	US$	2.7	Rs.	137.6	Rs.	204.0
Advances and other receivables recoverable in cash		24.0		1,215.5		2,864.7
Inter corporate deposits		56.5		2,864.9		633.0
Margin money ( see note 12)		16.5		838.2		1,151.0
Others		55.9		2,833.4		278.6

Total	US$	155.6	Rs.	7,889.6	Rs.	5,131.3

Others as of March 31, 2009 and March 31, 2008 include Rs. 2,447.9 million and Rs. Nil due from Ford Motor Company, in respect of national sales companies, which are being transferred, to the Company.

10.	Inventories

Inventories consist of the following:

	As of March 31,
	2009		2009		2008
			(In millions)
Raw materials and consumables	US$	390.7	Rs.	19,815.9	Rs.	16,378.3
Work-in-progress		222.1		11,261.1		4,031.5
Finished goods		1,515.7		76,878.7		13,926.7

Total	US$	2,128.5	Rs.	107,955.7	Rs.	34,336.5

Inventories of finished goods include Rs. 7,301.2 million and Rs. Nil as of March 31, 2009 and March 31, 2008, respectively relating to vehicles sold to rental car companies, fleet customers and others with guaranteed repurchase options.

During the years ended March 31, 2009 and March 31, 2008, the Company recorded inventory write-down of Rs. 4,923.2 million and Rs. 438.4 million respectively.

11.	Other current assets

Other current assets consist of the following:

	As of March 31,
	2009		2009		2008
			(In millions)
Advances to suppliers, contractors and others	US$	39.6	Rs.	2,004.4	Rs.	1,492.1
Statutory deposits		235.7		11,952.8		3,640.4
Prepaid expenses		103.4		5,244.2		1,544.8
Others		167.7		8,512.1		4,394.4

Total	US$	546.4	Rs.	27,713.5	Rs.	11,071.7

Others as of March 31, 2008 include Rs.1,380.6 million of debt issue costs incurred for arranging a financing facility for the acquisition of Jaguar Land Rover businesses, being amortized over the tenor of the loan.

12.	Other financial assets-non-current

Restricted deposits with banks

The unutilized proceeds from issuance of Zero Coupon Convertible Alternative Reference Securities due 2012 (CARS) of Rs.11,224.0 million as of March 31,2008 have been classified as non-current since these were held for the acquisition of Jaguar Land Rover businesses.

Other financial assets-non-current consist of the following:

	As of March 31,
	2009		2009		2008
			(In millions)
Margin money	US$	358.8	Rs.	18,198.4	Rs.	14,847.5
Loans to employees		16.7		849.1		943.2
Others		36.6		1,853.3		2,044.3

Total	US$	412.1	Rs.	20,900.8	Rs.	17,835.0

Margin money with banks is restricted cash, and consists of collateral provided in exchange of guarantees issued by banks for transfer of finance receivables.

13.	Property, plant and equipment

	Land and buildings		Plant and equipment		Vehicles		Computers		Furniture and fixtures		Total
	(In millions)
Cost as of April 1, 2007	Rs.	16,338.2	Rs.	73,846.3	Rs.	1,338.8	Rs.	5,100.7	Rs.	1,388.5	Rs.	98,012.5
Addition		3,030.1		17,943.0		402.4		1,810.9		431.0		23,617.4
Acquisitions through business combinations		52.0		125.2		5.8		5.7		3.0		191.7
Currency translation differences		(562.9)		(273.6)		(2.3)		(48.6)		74.4		(813.0)
Disposal		(334.3)		(1,452.7)		(282.2)		(166.7)		(125.9)		(2,361.8)

Cost as of March 31, 2008		18,523.1		90,188.2		1,462.5		6,702.0		1,771.0		118,646.8
Accumulated depreciation (Net of Rs. 1,281.7 million in respect of disposals)		(3,606.2)		(43,923.7)		(757.7)		(4,138.6)		(731.1)		(53,157.3)

Net carrying amount as of March 31, 2008	Rs.	14,916.9	Rs.	46,264.5	Rs.	704.8	Rs.	2,563.4	Rs.	1,039.9	Rs.	65,489.5

Capital work-in -progress												37,895.3

Total											Rs.	103,384.8

Depreciation for the year	Rs.	(437.7)	Rs.	(5,876.4)	Rs.	(210.0)	Rs.	(607.4)	Rs.	(178.6)	Rs.	(7,310.1)

	Land and buildings		Plant and equipment		Vehicles		Computers		Furniture and fixtures		Total
	(In millions)
Cost as of April 1, 2008	Rs.	18,523.1	Rs.	90,188.2	Rs.	1,462.5	Rs.	6,702.0	Rs.	1,771.0	Rs.	118,646.8
Addition		3,999.7		35,663.3		341.1		1,684.9		372.9		42,061.9
Acquisitions through business combinations		28,180.8		71,362.3		119.1		2,588.1		546.5		102,796.8
Currency translation differences		(3,251.1)		(9,775.9)		93.2		(203.6)		627.9		(12,509.5)
Disposal		(1,086.2)		(7,296.6)		(372.6)		(915.7)		(378.0)		(10,049.1)

Cost as of March 31, 2009		46,366.3		180,141.3		1,643.3		9,855.7		2,940.3		240,946.9
Accumulated depreciation (net of Rs. 7,231.1 million in respect of disposals)		(4,668.9)		(58,023.5)		(815.6)		(5,158.8)		(1,048.1)		(69,714.9)

Net carrying amount as of March 31, 2009	Rs.	41,697.4	Rs	122,117.8	Rs.	827.7	Rs.	4,696.9	Rs.	1,892.2	Rs.	171,232.0
Capital work-in -progress												49,622.2

Total											Rs.	220,854.2

											US$	4,354.4

Depreciation for the year	Rs.	(1,247.4)	Rs.	(19,905.4)	Rs.	(247.1)	Rs	(1,140.1)	Rs.	(268.8)	Rs.	(22,808.8)

Notes:

1.	Net carrying amounts of property, plant and equipment under lease arrangements were as follows:

	As of March 31,
	2009		2009		2008
	( In millions)
Buildings	US$	7.9	Rs.	402.2	Rs.	344.2
Plant and equipment		51.6		2,619.1		232.1
Computers		6.7		340.3		263.1
Furniture and fixtures		0.3		12.9		11.0

Total	US$	66.5	Rs.	3,374.5	Rs.	850.4

2.	Land and building includes freehold land of Rs. 9,841.4 million and Rs.3,355.8 million as of March 31, 2009 and March 31, 2008 respectively.

3.	Property, plant and equipment with a carrying amount of Rs. 18,627.6 million and Rs 5,903.5 million as of March 31, 2009 and March 31, 2008, respectively are pledged as collateral against borrowings.

4.	Property, plant and equipment as of March 31, 2009 includes building under construction of Rs 3,620 million for the purposes of manufacturing automobiles. Consequent to the decision to relocate and construct a similar manufacturing facility at another location, the management is in the process of evaluating several options, under all of which, no adjustment to the carrying amount of the building is considered necessary based on the information available at the balance sheet date.

14.	Leases

The Company has taken land and buildings, plant and equipment, computers, furniture and fixtures and vehicles under operating and finance leases. The following is a summary of future minimum lease rental payments under non- cancelable operating leases and finance leases entered into by the Company:

	As of March 31,
	2009						2008
	(In millions)
	Operating		Finance				Operating		Finance
	Minimum Lease Payments		Minimum Lease Payments		Present value of minimum lease payments		Minimum Lease Payments		Minimum Lease Payments		Present value of minimum lease payments
Not later than one year	Rs.	668.2	Rs.	550.9	Rs.	534.1	Rs.	280.4	Rs.	110.8	Rs.	95.3
Later than one year but not later than five years		1,218.6		1,715.9		1,474.3		789.9		224.4		206.2
Later than five years		8,980.2		919.3		664.1		8,692.6		—

Total minimum lease commitments	Rs.	10,867.0	Rs.	3,186.1	Rs.	2,672.5	Rs.	9,762.9	Rs.	335.2	Rs.	301.5
	US$	214.3	US$	62.8	US$	52.7
Less: future finance charges				(513.6)		—				(33.7)		—

Present value of minimum lease payments			Rs.	2,672.5	Rs.	2,672.5			Rs.	301.5	Rs.	301.5

Included in the financial statements as:
Other current financial liabilities (included as others)					Rs.	534.1					Rs.	95.3
Other non-current financial liabilities:						2,138.4						206.2

					Rs.	2,672.5					Rs.	301.5

Total operating lease rental expense was Rs. 1,167.5 million and Rs.293.2 million in the years ended March 31, 2009 and March 31, 2008 respectively.

Significant leasing arrangements include lease of land under operating lease for a period of 90 years with a renewal option for a further period of 90 years.

15.	Goodwill

	As of March 31,
	2009		2009		2008
	(In millions)
Balance at the beginning	US$	79.4	Rs.	4,029.6	Rs.	4,407.6
Goodwill arising on business combination		28.4		1,440.3		—
Write off of goodwill		(0.3)		(17.0)		—
On sale of subsidiary		(0.2)		(13.0)		(106.5)
Currency translation differences		(1.8)		(89.1)		(271.5)

Balance at the end	US$	105.5	Rs	5,350.8	Rs.	4,029.6

As of March 31, 2009, goodwill of Rs. 180.7 million and Rs. 5,170.1 million relates to the automotive and related activity segment and other segment respectively. As of March 31, 2008 goodwill of Rs. 154.7 million and Rs. 3,874.9 million relates to the automotive segment and other segment respectively.

The Company tests annually whether goodwill suffered any impairment. As of March 31, 2009, goodwill has been allocated to the following cash generating units: a) Software consultancy and services Rs 3,678.2 million and b) construction equipment Rs 1,485.4 million.

The recoverable amount of the cash generating units has been determined based on value in use. Value in use has been determined based on future cash flows after considering current economic conditions and trends, estimated future operating results, growth rates and anticipated future economic conditions and availability of necessary technology and network infrastructure.

As of March 31, 2009, the estimated cash flows for a period of 5 years were developed using internal forecasts, and a pre-tax discount rate of 14.08% and 9% for software consultancy and services, and construction equipment division respectively. The cash flows beyond 5 years have been extrapolated assuming zero growth rates. The management believes that any possible change in the key assumptions would not cause the carrying amounts to exceed the recoverable amounts of the cash generating units.

16.	Intangible assets

Intangible assets consist of the following:

	Software		Patents and technological know how		Intellectual property rights and other intangibles		Product development		Total
	(In millions)
Cost as of April 1,2007	Rs.	1,686.4	Rs.	430.3	Rs.	15.8	Rs.	2,356.6	Rs.	4,489.1
Additions through internal development		—		—		—		1,605.7		1,605.7
Other additions		1,044.3		30.1		26.5		—		1,100.9
Currency translation differences		(10.3)		(3.6)		—		(27.9)		(41.8)
Disposal		(46.8)		(42.5)		(0.2)		—		(89.5)

Cost as of March 31,2008		2,673.6		414.3		42.1		3,934.4		7,064.4
Accumulated amortization	Rs.	(1,229.8)	Rs.	(411.6)	Rs.	—	Rs.	(1,564.4)	Rs.	(3,205.8)

Net carrying amount as of March 31,2008	Rs.	1,443.8	Rs.	2.7	Rs.	42.1	Rs.	2,370.0	Rs.	3,858.6

Capital work-in-progress-product development										16,279.1

Total									Rs.	20,137.7

Amortization for the year	Rs.	(533.3)	Rs.	(1.2)	Rs.	—	Rs.	(430.9)	Rs.	(965.4)

	Software		Patents and technological know how		Customer related		Intellectual property rights and other intangibles		Product development		Indefinite life trade marks and brands		Total
	(In millions)
Cost as of April 1,2008	Rs.	2,673.6	Rs.	414.3	Rs.	—	Rs.	42.1	Rs.	3,934.4	Rs.	—	Rs.	7,064.4
Additions through internal development		—		—		—		—		10,527.3		—		10,527.3
Other additions		461.3		—		—		—		—		—		461.3
Acquisitions through business combinations		—		12,553.7		7,398.9		1,418.3		—		51,570.2		72,941.1
Currency translation differences		21.3		(1,578.3)		(951.8)		108.7		(366.6)		(6,639.0)		(9,405.7)
Disposal		(172.4)		(29.6)		—		—		(261.5)		—		(463.5)

Cost as of March 31,2009		2,983.8		11,360.1		6,447.1		1,569.1		13,833.6		44,931.2		81,124.9
Accumulated amortization		(1,796.7)		(1,323.0)		(2,209.1)		(199.1)		(2,453.6)		—		(7,981.5)

Net carrying amount as of March 31,2009	Rs.	1,187.1	Rs.	10,037.1	Rs.	4,238.0	Rs.	1,370.0	Rs.	11,380.0	Rs.	44,931.2	Rs.	73,143.4

Capital work-in – progress-product development														51,226.9

Total													Rs.	124,370.3

													US$	2,452.1

Amortization for the year	Rs.	(678.5)	Rs.	(998.5)	Rs.	(2,351.0)	Rs.	(193.2)	Rs.	(1,009.8)	Rs.	—	Rs.	(5,231.0)

Notes:

1)	The useful life of trade marks and brands in respect of the acquired Jaguar Land Rover businesses have been determined to be indefinite as the Company expects to generate future economic benefits indefinitely from these assets.

The indefinite life intangible assets have been allocated to the Jaguar Land Rover businesses. The recoverable amount of the cash generating units has been determined based on value in use. Value in use has been based on future cash flows after considering current economic conditions and trends, estimated future operating results, growth rates and anticipated future economic conditions.

The estimated cash flows for a period of five years were developed using internal forecasts, and a pre-tax discount rate of 9.3%. The cash flows beyond five years have been extrapolated assuming zero growth rate. The management believes that any possible change in the key assumptions would not cause the carrying amounts to exceed the recoverable amounts of the cash generating units.

2)	In -process development project of Rs. 1,903.2 million was acquired on business combination (refer note 37(a)).

3)	The weighted average remaining useful lives of product development cost, patents and technological know how and customer related intangibles as of March 31, 2009 are approximately 91 months ,113 months and 230 months respectively.

17.	Investments in equity accounted investees:

Summarized financial information in respect of the Company’s associates is as follows:

	As of March 31,
	2009		2009		2008
	(In millions)
Total assets	US$	386.0	Rs.	19,579.6	Rs.	9,736.4
Total liabilities		279.5		14,177.9		4,240.2
Carrying amount of investment in associates	US$	60.1	Rs.	3,048.3	Rs.	2,920.2

	Years ended March 31,
	2009		2009		2008
	(In millions)
Total revenue	US$	496.8	Rs.	25,196.6	Rs.	19,684.5
Total profits/(loss) for the period		(10.6)		(540.1)		1,403.4
Company’s share in profit/ (loss)	US$	(1.7)	Rs.	(88.4)	Rs.	653.8

During the year ended March 31, 2008, the Company acquired 27.79% equity shareholding of Automobile Corporation of Goa Ltd (ACGL), which is engaged in the business of bus body building, for a total cash consideration of Rs. 919.1 million. The Company’s 27.79% share of the fair values of net assets of ACGL when acquired by the Company amounted to Rs. 499.1 million. With this acquisition, the Company’s total ownership interest in ACGL is 37.79% as of March 31, 2008. The Company acquired additional equity shareholding and increased its ownership to 42.37% during the year ended March 31, 2009, for a total consideration of Rs. 68.8 million.

Fair value of investment in an equity accounted associate for which published price quotation is available was Rs. 364.4 million and Rs 546.8 million as of March 31, 2009 and 2008, respectively.

Summarized financial information in respect of the Company’s jointly controlled entities (adjusted for the percentage of the ownership held by the Company) is as follows:

	As of March 31,
	2009		2009		2008
	(In millions)
Current assets	US$	145.6	Rs.	7,384.2	Rs.	3,974.2
Non -current assets		318.1		16,134.2		10,296.6
Current liabilities		395.0		20,034.6		6,987.4
Non- current liabilities		2.8		141.3		2,159.8
Carrying amount of investment in jointly controlled entities		97.9		4,963.9		6,863.9

	Years ended March 31,
	2009		2009		2008
	(In millions)
Total revenue	US$	68.1	Rs.	3,451.5	Rs.	8,514.7
Company’s share of profit/ (loss)		(66.6)		(3,375.6)		(601.7)

During the year ended March 31, 2008, the Company entered into a joint venture agreement with Fiat Group Automobiles SpA and acquired 49% share in the jointly controlled entity, Fiat India Automobiles Pvt. Ltd. (FIAPL) (now known as Fiat India Automobiles Limited (FIAL)), for a total consideration of Rs.4,420.9 million. The Company’s 49% share of the fair value of net assets of the jointly controlled entity, when acquired by the Company amounted to Rs. 3,430.0 million. The Company increased its holding to 49.48% in FIAL in the year ended March 31, 2008 and to 50% in the year ended March 31, 2009.

18.	Income taxes

The domestic and foreign components of net income/ (loss) before income tax:

	For the years ended March 31,
	2009		2009		2008
	(In millions)
Net income / (loss) before income taxes
Domestic	US$	(69.5)	Rs.	(3,527.0)	Rs.	31,782.9
Foreign		(1,112.2)		(56,405.1)		890.2

Total	US$	(1,181.7)	Rs.	(59,932.1)	Rs.	32,673.1

The domestic and foreign components of income tax expense:

	For the years ended March 31,
	2009		2009		2008
	(In millions)
Current taxes
Domestic	US$	44.1	Rs.	2,236.3	Rs.	5,355.6
Foreign		58.9		2,992.2		971.8
Deferred taxes
Domestic		(78.1)		(3,967.1)		3,073.7
Foreign		(8.3)		(419.6)		69.0

Total income tax expense	US$	16.6	Rs.	841.8	Rs.	9,470.1

Income tax expense/(benefit) recognized in the statement of operations consist of the following:

	For the years ended March 31,
	2009		2009		2008
	(In millions)
Current	US$	103.0	Rs.	5,228.5	Rs	6,327.4
Deferred		(86.4)		(4,386.7)		3,142.7

Total income tax expense	US$	16.6	Rs.	841.8	Rs.	9,470.1

The reconciliation of estimated income taxes to income tax expense is as follows:

	For the years ended March 31,
	2009		2009		2008
	(In millions)
Net income/(loss) before income taxes	US$	(1,181.7)	Rs.	(59,932.1)	Rs.	32,673.1
Expected income tax expense applicable to individual entities at respective tax rates		(317.0)		(16,078.2)		10,969.3
Additional deduction allowed for product development costs		(39.9)		(2,022.3)		(1,925.5)
Effect of lower tax rate on sale of investments and other capital gains		(34.2)		(1,733.2)		(429.8)
Undistributed earnings of subsidiaries and associates		4.6		235.6		721.1
Non-deductible foreign currency loss relating to loans and deposit (net)		152.0		7,708.6		(188.6)
Non-deductible interest and other expenses relating to borrowings for investment		19.2		973.6		—
Loss in respect of which deferred tax assets not recognized due to uncertainty		238.0		12,071.1		382.0
Excess of fair value of net assets acquired over cost of acquisition		(36.3)		(1,839.5)		—
Share of profit of equity accounted investees		23.2		1,177.4		(17.7)
Others		7.0		348.8		(40.7)

Income tax expense reported	US$	16.6	Rs.	841.8	Rs.	9,470.1

Significant components of deferred tax asset and liability are as follows:

	As of March 31,
	2009		2009		2008
	(In millions)
Deferred tax assets:
Depreciation carry forwards	US$	64.6	Rs.	3,279.0	Rs.	19.0
Business loss carry forwards		62.4		3,162.4		—
Expenses deductible in future years – provisions, allowances for doubtful receivables, finance receivables		79.4		4,031.5		1,634.6
Interest including debt issuance costs		48.2		2,444.3		1,178.7
Exchange gain/loss on forward contracts		9.1		460.6		—
Minimum alternate tax carry- forward		43.4		2,200.5		1,365.2
Compensated absences and retirement benefits		21.3		1,079.5		1,242.4
Property, plant and equipment		168.3		8,534.8		—
Others		26.0		1,317.8		739.3

Total deferred tax asset		522.7		26,510.4		6,179.2
Deferred tax liabilities:
Property, plant and equipment		160.5		8,140.0		7,939.8
Intangible assets		342.9		17,394.1		5,517.8
Undistributed earnings in subsidiaries and associates		40.6		2,060.3		1,905.6
Fair value gains on conversion options		40.1		2,033.9		881.6
Others		8.4		425.8		400.7

Total deferred tax liability	Rs.	592.5	Rs.	30,054.1	Rs.	16,645.5

Net deferred tax liability	US$	(69.8)	Rs.	(3,543.7)	Rs.	(10,466.3)
Deferred tax asset	US$	84.4	Rs.	4,279.2	Rs.	875.6
Deferred tax liability	US$	(154.2)	Rs.	(7,822.9)	Rs.	(11,341.9)

The movement in the deferred income tax account for the years ended March 31, 2009 and March 31, 2008

	For the Years ended March 31,
	2009		2009		2008
	(In millions)
Net deferred income tax liability at the beginning	US$	(206.4)	Rs.	(10,466.3)	Rs.	(7,546.7)
(Expense) / benefit relating to temporary difference recognized in statement of operations		86.4		4,386.7		(3,142.7)
On acquisition of subsidiary		35.3		1,781.3		—

Directly recognized in equity:
Currency translation differences		(5.8)		(293.9)		27.3
Actuarial gains and losses		0.7		38.0		228.6
Available- for -sale securities		9.4		477.8		(60.3)
Loss on cash flow hedges		8.9		450.6		—
Others		1.7		82.1		27.5

Net deferred income tax liability at the end	US$	(69.8)	Rs.	(3,543.7)	Rs.	(10,466.3)

Deferred tax assets and liabilities are offset if they arise in the same legal entity and taxing jurisdiction but not otherwise.

Temporary differences, unused tax losses and tax credits for which no deferred tax asset is recognized amount to Rs 42,743.1 million as of March 31, 2009 .These relate primarily to business losses, capital allowances, which can be carried forward indefinitely. The deferred tax asset has not been recognized on the basis that its recovery is not sufficiently certain in the foreseeable future.

Tata Motors (on standalone basis, being its tax status) is liable to tax under Minimum Alternate Tax (MAT). Under the Indian Income tax laws, the tax paid under MAT provisions can be carried forward and set-off against future income tax liabilities computed under normal tax provisions within a period of ten years. Deferred tax assets as at March 31, 2009 of Rs 3,279 million towards depreciation and Rs 3,162.4 million towards business loss and Rs. 2,200.5 million towards credit for MAT paid has been recognized on the basis of estimated taxable income for future years and computation of tax liability.

Business loss carry forwards for which no deferred tax asset has been recognized expire unutilized based on the year of origination as follows:

	In millions
March 31,
2010	Rs.	185.7	US$	3.7
2011		212.6		4.2
2012		245.3		4.8
2013		5.2		0.1
2014		12.3		0.3
2015		15.9		0.3
Thereafter	Rs.	1,013.6	US$	20.0

19.	Other non-current assets

Other non-current assets consist of the following:

	As of March 31,
	2009		2009		2008
	(In millions)
Statutory deposits	US$	12.3	Rs.	623.0	Rs.	544.2
Others		83.1		4,213.9		3,898.9

Total	US$	95.4	Rs.	4,836.9	Rs.	4,443.1

Others as of March 31, 2009 include Rs. 2,616.0 million towards pension assets pertaining to Jaguar Land Rover businesses (As of March 31, 2008 Rs. Nil).

Others as of March 31, 2008 include Rs. 2,215.6 million in respect of acquisition expenses and Rs. 275.2 million of debt issue cost incurred for arranging a financing facility for the acquisition of Jaguar Land Rover businesses.

20.	Short-term borrowings and current portion of long-term debt

Short-term borrowings and current portion of long-term debt consists of the following:

	As of March 31,
	2009		2009		2008
	(In millions)
Inter-corporate deposits (unsecured)	US$	0.8	Rs.	42.5	Rs.	88.5
Commercial paper (unsecured)		298.9		15,157.9		1,196.0
Bank loans (secured)		1,559.3		79,089.9		52,357.6
Non- convertible debentures (secured)		59.2		3,000.0		1,000.0
Bridge loan from syndicate of banks at floating rate(unsecured)		2,012.6		102,078.0		—
Foreign currency loans from banks (secured)		1,022.9		51,883.9		1,003.1
Current portion of long-term debt (see note 24)		1,348.1		68,376.4		56,674.7

Total	US$	6,301.8	Rs.	319,628.6	Rs.	112,319.9

The Company had obtained an unsecured Bridge loan of US$ 3,000 million for the acquisition of Jaguar Land Rover businesses. The loan is repayable by May 2009 and carries a variable rate interest based on one month LIBOR.

Bank loans are secured by hypothecation of existing and future stocks of inventories, book debts and outstanding amounts of finance receivables.

21.	Other financial liabilities

Other current financial liabilities consist of the following:

	As of March 31,
	2009		2009		2008
	(In millions)
Derivative liabilities	US$	41.1	Rs	2,086.4	Rs.	897.2
Interest accrued but not due		29.6		1,503.0		785.1
Others		87.3		4,426.8		4,937.7

Total	US$	158.0	Rs.	8,016.2	Rs.	6,620.0

Others as of March 31, 2009 and March 31, 2008 include finance leases obligations less than one year amounting Rs.534.1 million and Rs. 95.3 million, respectively.

Others as of March 31, 2008 include Rs.2,215.6 million in respect of acquisition expenses and Rs. 1,655.8 million of debt issue cost incurred for arranging a financing facility for the acquisition of Jaguar Land Rover businesses.

22.	Provisions

Provisions consist of the following:

	As of March 31,
	2009		2009		2008
	(In millions)
Current
Warranty and product liability	US $	610.9	Rs.	30,987.9	Rs.	2,681.9
Provision for residual risk		110.6		5,605.9		—
Provision for environmental liability		29.9		1,515.6		—

Total-Current	US $	751.4	Rs.	38,109.4	Rs.	2,681.9

Non-current
Employee benefit obligations	US $	109.5	Rs.	5,550.1	Rs.	5,272.6
Warranty		273.6		13,876.3		—
Provision for residual risk		26.1		1,326.2		—

Total-Non-current	US $	409.2	Rs.	20,752.6	Rs.	5,272.6

Product warranty and product liability

	Year ended March 31,
	2009		2009
	(In millions)
Balance at the beginning	US$	52.9	Rs.	2,681.9
Liability assumed on acquisition of a subsidiary		929.7		47,153.3
Provision made during the year		470.5		23,862.0
Provision used during the year		(498.5)		(25,284.5)
Impact of discounting		18.1		918.6
Impact of foreign exchange translation		(88.2)		(4,467.1)

Balance at the end	US$	884.5	Rs.	44,864.2

Current	US$	610.9	Rs.	30,987.9
Non-current	US$	273.6	Rs.	13,876.3

	Years ended March 31,
	2009		2009		2009		2009
	Provision for residual risk				Provision for environmental liability
	(In millions)
Balance at the beginning	US$	—	Rs.	—	US$	—	Rs.	—
Liability assumed on acquisition		123.2		6,244.9		33.5		1,697.9
Provision made during the year		115.1		5,840.8		2.4		119.6
Provision used during the year		(83.7)		(4,246.6)		(1.6)		(80.8)
Impact of foreign exchange translation		(17.9)		(907.0)		(4.4)		(221.1)

Balance at the end	US$	136.7	Rs.	6,932.1	US$	29.9	Rs.	1,515.6

Current	US$	110.6	Rs.	5,605.9	US$	29.9	Rs.	1,515.6
Non-current	US$	26.1	Rs.	1,326.2	US$	—	Rs.	—

23.	Other current liabilities

Other current liabilities consist of the following:

	As of March 31,
	2009		2009		2008
	(In millions)
Liability for advances received	US$	58.1	Rs.	2,945.7	Rs.	3,932.8
Others		315.7		16,011.4		4,760.0

Total	US$	373.8	Rs.	18,957.1	Rs.	8,692.8

Others as of March 31, 2009 and March 31, 2008 include Rs. 7,959.2 million and Rs. Nil, respectively, towards deferred income - relating to vehicles sold to rental car companies, fleet customers and others with guaranteed repurchase options.

24.	Long-term debt

Long-term debt consists of the following:

		As of March 31,
		2009		2009		2008
		(In millions)
	Redemption/ Maturity date
Debentures (secured):
14.75% Non-convertible debentures		Rs.	—	Rs.	—	Rs.	704.1
11.03% Non-convertible debentures-A	May 21, 2009	US$	17.7		900.0		900.0
11.03% Non-convertible debentures-B	June 22, 2009		4.9		250.0		250.0
10.97% Non-convertible debentures-C	August 25, 2009		4.9		250.0		250.0
10.92% Non-convertible debentures-D	November 30, 2009		2.0		100.0		100.0
10.93% Non-convertible debentures-E	June 28, 2010		23.1		1,172.0		1,172.0
10.64% Non-convertible debentures-F	July 13, 2009		29.6		1,500.0		1,500.0
10.35% Non-convertible debentures-G	July 20, 2010		19.7		1,000.0		1,000.0
9.73% Non-convertible debentures-H	July 30, 2010		19.7		1,000.0		1,000.0
Foreign currency convertible notes (including fair value of conversion option) (unsecured)
1% Foreign currency convertible notes (USD)			—		—		3.2
Zero coupon foreign currency convertible notes (USD)	April 27, 2009		2.9		148.6		206.2
1% Foreign currency convertible notes (USD)	April 27, 2011		332.7		16,876.8		13,418.9
Zero coupon foreign currency convertible notes (JPY)	March 21, 2011		105.0		5,327.2		4,252.0
Zero coupon convertible alternative reference securities (USD)	July 12, 2012		474.9		24,084.8		19,624.0

Collateralized debt obligation (secured)			1,789.7		90,775.4		91,865.9
Buyers credit from banks in foreign currency at floating interest rate (secured)			194.5		9,862.6		8,324.5
Fixed deposits from public and shareholders (unsecured)			239.6		12,152.8		—
Others:
Loan from banks			338.8		17,183.2		15,801.6
Others term loans			—		—		2,286.1
Others			39.1		1,978.9		2,044.3

Total		US$	3,638.8	Rs.	184,562.3	Rs.	164,702.8
Less: current portion			1,348.1		68,376.4		56,674.7

Long-term debt		US$	2,290.7	Rs.	116,185.9	Rs.	108,028.1

The scheduled maturity of long-term debt as of March 31, 2009 is set out as below

	As of March 31, 2009
	(In millions)
Due in the years ending March 31,
2010	US$	1,348.1	Rs.	68,376.4
2011		917.9		46,557.8
2012		844.3		42,823.0
2013		526.2		26,689.6
2014		2.3		115.5
Thereafter		—		—

Total	US$	3,638.8	Rs.	184,562.3

Foreign currency convertible notes

Zero coupon foreign currency convertible notes (USD) due 2009

On April 27, 2004, Tata Motors raised US$ 100 million by way of Zero coupon convertible notes due for redemption on April 27, 2009. The note holders have an option to convert these notes into ordinary shares or ADSs determined at an initial conversion price of Rs. 573.106 per share (converted at fixed rate of exchange on conversion of Rs.43.85 per USD), from and including June 7, 2004 to and including March 28, 2009. The conversion price will be subject to certain adjustments. Further, Tata Motors has a right to redeem in whole, but not in part, these Notes at any time on or after April 27, 2005, subject to certain conditions. Unless previously converted, redeemed or purchased and cancelled, these Notes will be due for redemption on April 27, 2009, at 95.111% of the principal amount.

7,183,773 ordinary shares were allotted during the period April 27, 2004 to March 31, 2007, consequent to conversion of 93,890 Notes with an aggregate value of Rs. 5,713.9 million.

During the year ended March 31, 2008, 130,069 ordinary shares were allotted consequent to conversion of 1700 notes with an aggregate value of Rs.78.4 million.

During the year ended March 31, 2009, 153,025 ordinary shares were allotted consequent to conversion of 2,000 Notes with an aggregate value, net of Rs. 0.1 million being stamp duty expenses on conversion, of Rs. 100 million (US$ 1.7 million). Further, 2,410 Notes with an aggregate value of Rs. 148.6 million (US$ 2.9 million) outstanding as at March 31, 2009 were redeemed on maturity.

1% Foreign Currency Convertible Notes (USD) due 2011

On April 27, 2004, Tata Motors also raised US$ 300 million by way of 1% Convertible Notes due for redemption on April 27, 2011. The note holders have an option to convert these notes into ordinary shares / ADSs determined at an initial conversion price of Rs. 780.400 per share (converted at fixed rate of conversion of Rs. 43.85 per USD), from and including June 7, 2004 to and including March 28, 2011. The conversion price of the notes was reset to a price of Rs 737.29 per share at a fixed rate of conversion of Rs. 43.85 per USD, on account of our rights issue in fiscal 2009. The conversion price will be subject to certain adjustments. In the event of certain changes affecting taxation, Tata Motors has an option to redeem in whole but not in part, these Notes at any time. Unless previously converted, redeemed or purchased and cancelled, these Notes will be due for redemption on April 27, 2011 at 121.781% of the principal amount. There has been no conversion during the year ended March 31, 2009. Outstanding notes may at the option of the Note holders be converted into 17,842,482 ADSs or shares at any time up to March 28, 2011.

Zero coupon foreign currency convertible notes (JPY) due 2011

On March 20, 2006, Tata Motors issued Yen 11,760 million (Rs. 4,500.3 million) Zero Coupon Convertible Notes due for redemption on March 21, 2011. The note holders have an option to convert these Notes into ordinary shares or ADSs determined at an initial conversion price of Rs.1,001.39 per share (converted at fixed rate of exchange on conversion of Rs.1.00 per Yen 2.66), from and including May 2, 2006 to and including February 19, 2011. The conversion price of the notes was reset to a price of Rs 946.07 per share at a fixed rate of conversion of Rs. 1 per Yen 2.66, on account of our rights issue in fiscal 2009. The conversion price will be subject to certain adjustments. Further, Tata Motors has a right to redeem in whole, or in part, these Notes at any time on or after March 20, 2009 but prior to February 8, 2011, subject to certain conditions. In the event of certain changes affecting taxation, Tata Motors has an option to redeem in whole but not in part, these Notes at any time. Unless previously converted, redeemed or purchased and cancelled, these Notes will be due for redemption on March 21, 2011, at 99.253% of the principal amount.

There has been no conversion till March 31, 2009. During the year ended March 31, 2009 the Company bought back and cancelled 30 notes (Principal value of JPY 300 million). Further 1146 outstanding notes may at the option of the Note holders be converted into 4,553,878 ADSs or shares at any time up to February 19, 2011.

Zero coupon convertible alternative references securities (USD) due 2012(CARS)

On July 12, 2007, Tata Motors raised funds aggregating US$ 490 million (Rs. 19,927.1 million at issue) by issue of Zero Coupon Convertible Alternative Reference Securities (CARS) due on July 12, 2012. The note holders have an option, subject to the terms and conditions of the issue, to convert these notes into Qualified Securities or the Company’s newly issued ordinary shares or ADSs. The conversion may be made by the note holders from and including October 11, 2011 to and including June 12, 2012 at an initial conversion price of Rs. 960.96 per share (equivalent to US$23.67 at a fixed rate of exchange on conversion of Rs. 40.59 per US$1.00) that is subject to adjustment in certain circumstances. The conversion price of the notes was reset to a price of Rs 907.87 per share at a fixed rate of conversion of Rs. 40.59 per USD, on account of our rights issue in fiscal 2009. The Company has a right to redeem in whole, but not in part, these notes at any time on or after October 11, 2011, subject to certain conditions. Unless previously converted, redeemed or purchased and cancelled as per the terms of issue, these will be redeemed on July 12, 2012 at 131.82% of the outstanding principal amount.

During the year ended March 31, 2009, the Company bought back and cancelled 170 notes (Principal value of US$ 17 million).

The embedded conversion options are not closely related to the host debt contracts as the conversion options will be settled by delivery of fixed number of shares for fixed amounts of foreign currency which represents variable amount of cash in Indian Rupees, the Company’s functional currency. The fair values of the call options is insignificant. Changes in the fair value of the conversion options is recognized in the statement of operations.

Buyers credit

The buyers line of credit is from State Bank of India (SBI) and Hongkong and Shanghai Banking Corporation (HSBC) and is repayable at the end of three years from drawdown dates.

Collateralized debt obligation

These represent amount received against finance receivables securitized/ assigned which does not qualify for derecognition.

Fixed deposits from public and shareholders

These are unsecured deposit for a fixed tenor of up to three years bearing interest rates ranging from 10% to 12.25%

Others

One of the subsidiaries of the Company has to maintain a non performing asset ratio of less than 3%. The interest rates of bank loans range from 8.75% to 13.12%.

25.	Other financial liabilities

Other financial liabilities non-current consist of the following:

	As of March 31,
	2009		2009		2008
	(In millions)
Insurance payable	US$	57.3	Rs.	2,904.8	Rs.	3,443.1
Lease liabilities		42.2		2,138.4		206.2
Retention money, security deposit, marketing incentives and others		116.8		5,925.0		1,857.2

Total	US$	216.3	Rs.	10,968.2	Rs.	5,506.5

26.	Other liabilities

Other liabilities consist of the following:

	As of March 31,
	2009		2009		2008
	(In millions)
Employee benefit obligations	US$	118.3	Rs.	6,001.9	Rs.	649.3
Others		0.3		13.5		120.1

Total	US$	118.6	Rs.	6,015.4	Rs.	769.4

27.	Equity

Ordinary shares and ‘A’ Ordinary shares

The movement of number of shares and share capital is as follows.

	As of March 31,
	2009						2008
	Ordinary shares			‘A’ Ordinary shares			Ordinary shares
	No. of shares	Rs. in million		No. of shares	Rs. in million		No. of shares	Rs. in million
Shares at the beginning	385,503,954	Rs.	3,855.4	—		—	385,373,885	Rs.	3,854.1
Shares allotted for rights issue	64,175,655		641.8	64,175,655		641.8	—		—
Share issued on conversion of zero coupon foreign currency convertible notes	153,025		1.5	—		—	130,069		1.3
Shares issued, (abeyance right issue-2001)	25		—	—		—	—		—

Shares at the end	449,832,659	Rs.	4,498.7	64,175,655	Rs.	641.8	385,503,954	Rs.	3,855.4

		US$	88.7		US$	12.7

Authorized share capital

Authorized share capital includes 700,000,000 and 450,000,000 ordinary shares of Rs 10 each as of March 31, 2009 and March 31, 2008, 200,000,000 ‘A’ Ordinary shares as of March 31, 2009 of Rs. 10 each and 300,000,000 convertible cumulative preference shares of Rs. 100 each as of March 31, 2009.

Issued and subscribed

Issued and fully paid up share capital includes 449,818,909 and 385,490,204 ordinary shares as of March 31, 2009 and March 31, 2008 respectively and 64,175,655 ‘A’ Ordinary shares as of March 31, 2009. Issued and partly paid up share capital includes 13,750 Ordinary shares for both the years.

‘A’ Ordinary shares

The shareholders of ‘A’ Ordinary shares are entitled to receive dividend of five percentage points more than the aggregate rate of dividend determined by the company on Ordinary shares for the financial year.

If any resolution at any general meeting of shareholders is put to vote on poll, or if any resolution is put to vote by postal ballot, each ‘A’ Ordinary shareholders shall be entitled to one vote for every ten ‘A’ Ordinary shares held.

28.	Reconciliation of movement in equity

Tata Motors Limited and subsidiaries

Reconciliation of movement in equity

For each of the years ended March 31, 2009 and 2008

					Other components of equity				Reserves
	Share capital		Additional paid-in capital		Currency translation reserve		Available- for-sale investments		Capital redemption reserve		Debenture redemption reserve		Reserve for research and human resource development		Special reserve		Earned surplus reserve		Retained earnings		Equity attributable to shareholders of the parent		Minority interest		Total equity
	(In million)
Balance as of April 1, 2007	Rs.	3,854.1	Rs.	38,181.0	Rs.	1,618.4	Rs.	13,297.9	Rs.	52.8	Rs.	3,343.6	Rs.	633.2	Rs.	665.6	Rs.	—	Rs.	35,229.6	Rs.	96,876.2	Rs.	4,374.8	Rs.	101,251.0
Total recognized income and expense						(1,069.7)		7,351.1												21,531.8		27,813.2		1,210.7		29,023.9
Shares issued upon conversion of Zero Coupon Foreign Currency Convertible Notes (Net of issue expenses)		1.3		77.1																		78.4				78.4
Shares issued to minority																								645.0		645.0
Dividend paid (including dividend tax)																				(6,763.2)		(6,763.2)		(253.0)		(7,016.2)
Transfer to earned surplus reserve																		13.9		(13.9)
Transfer to special reserve																122.0				(122.0)
Transfer to reserve for research and human resource development														315.1						(315.1)
Sale of subsidiary										(30.0)										(10.1)		(40.1)		459.9		419.8
Other changes in equity																								(85.4)		(85.4)

Balance as of March 31, 2008	Rs.	3,855.4	Rs.	38,258.1	Rs.	548.7	Rs.	20,649.0	Rs.	22.8	Rs.	3,343.6	Rs.	948.3	Rs.	787.6	Rs.	13.9	Rs.	49,537.1	Rs.	117,964.5	Rs.	6,352.0	Rs.	124,316.5

							Rs.	21,197.7											Rs.	54,653.3

Tata Motors Limited and subsidiaries

Reconciliation of movement in equity

For each of the years ended March 31, 2009 and 2008

					Other Components of equity						Reserves / (accumulated deficit)
	Share Capital		Addi- tional paid-in capital		Cur- rency trans- lation reserve		Available- for-sale invest- ments		Hedging Reserve		Capital redemp- tion reserve		Deben- ture redemp- tion reserve		Reserve for research and human resource develop- ment		Special reserve		Earned sur- plus reserve		Retained earnings		Equity attribu- table to share- holders of the parent		Mino- rity interest		Total equity
	(In million)
Balance as of April 1, 2008	Rs.	3,855.4	Rs.	38,258.1	Rs.	548.7	Rs.	20,649.0	Rs.	—	Rs.	22.8	Rs.	3,343.6	Rs.	948.3	Rs.	787.6	Rs.	13.9	Rs.	49,537.1	Rs.	117,964.5	Rs.	6,352.0	Rs.	124,316.5
Total recognized income and expense						(20,981.3)		(20,102.4)		(875.1)												(75,890.6)		(117,849.4)		(630.5)		(118,479.9)
Shares issued upon conversion of Zero Coupon Foreign Currency Convertible Notes (net of issue expenses)		1.5		98.5																				100.0				100.0
Issue of shares (net of issue expenses)		1,283.6		39,813.0																				41,096.5				41,096.5
Shares issued to minority																										3.4		3.4
Minority on acquisition																										442.0		442.0
Dividend paid (including dividend tax)																						(6,766.3)		(6,766.3)		(725.3)		(7,491.6)
Transfer to earned surplus reserve																				57.5		(57.5)						—
Transfer to special reserve																		357.1				(357.1)						—
Transfer to Debenture Redemption Reserve														2,678.0								(2,678.0)						—
Sale of controlling stake in a subsidiary																										(1,285.4)		(1,285.4)
Other changes in equity																										24.3		24.3

Balance as of March 31, 2009	Rs.	5,140.5	Rs.	78,169.6	Rs.	(20,432.6)	Rs.	546.6	Rs.	(875.1)	Rs.	22.8	Rs.	6,021.6	Rs.	948.3	Rs.	1,144.7	Rs.	71.4	Rs.	(36,212.4)	Rs.	34,545.3	Rs.	4,180.5	Rs.	38,725.8

									Rs.	(20,761.1)											Rs.	(28,003.7)

	US$	101.4	US$	1,541.2	US$	(402.9)	US$	10.8	US$	(17.2)	US$	0.4	US$	118.7	US$	18.7	US$	22.6	US$	1.4	US$	(714.0)	US$	681.1	US$	82.4	US$	763.5

									US$	(409.3)											US$	(552.2)

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

Reserve for research and human resource development

In terms of Article 9 of the Act on Special Taxation Restriction in Korea, Tata Daewoo Commercial Vehicle Company Limited (TDCV, a subsidiary company) is entitled for deferment of tax in respect of expenditure incurred on product development cost subject to fulfillment of certain conditions, by way of deduction from the taxable income, provided TDCV appropriates an equivalent amount from ‘Retained Earnings’ to ‘Reserve for Research and Human Resource Development’.

The deferment is for a period of three years and from the fourth year onwards one-third of the reserve is offered to tax and an equal amount is then transferred from the reserve to ‘Retained earnings available for appropriation’.

29.	Dividends

Final dividends on equity shares (including dividend tax of Rs 982.0 million and Rs. 982.5 million for the year ended March 31, 2009 and 2008 respectively on distribution of such dividends) are recorded as a liability on the date of their approval by the shareholders. The Company paid dividends including dividend tax thereon of Rs. 6,766.3 million and Rs. 6,763.2 million during the years ended March 31, 2009 and March 31, 2008, respectively. The dividend per share was Rs. 15 for both the years ended March 31, 2009 and March 31, 2008. In the Company’s Board of Directors’ meeting held on May 29, 2009, the Board recommended a dividend in the aggregate amount of Rs. 3,645.7 including dividend tax of Rs. 529.6 million on the distribution of such dividends amounting to Rs 6 per share for Ordinary shares and Rs 6.5 per share for ‘A’ Ordinary shares.

30.	Employee Cost

Employee cost consists of the following:

	Years ended March 31,
	2009		2009		2008
	(In millions)
Salaries, wages and bonus	US$	1,316.0	Rs.	66,748.9	Rs.	24,141.0
Contribution to provident fund and other funds		51.5		2,611.3		2,200.9
Workmen and Staff welfare Expenses		115.1		5,839.5		2,421.7

Total	US$	1,482.6	Rs.	75,199.7	Rs.	28,763.6

31.	Other Expenses

Other expenses consist of the following:

	Years ended March 31,
	2009		2009		2008
	(In millions)
Stores, spare parts and tools consumed	US$	157.4	Rs.	7,984.0	Rs.	5,547.1
Freight, transportation and port charges		475.7		24,129.1		10,472.4
Product development cost		68.5		3,474.2		661.6
Warranty and product liability expenses		470.5		23,862.0		3,256.7
Works operation and other expenses *		1,391.5		70,580.3		22,429.7
Repairs to building, plant and machinery		63.1		3,201.6		1,000.0
Processing charges		98.1		4,975.2		5,128.8
Power and fuel		136.0		6,898.1		4,077.7
Rent, rates and taxes		56.7		2,878.1		1,291.9
Insurance		29.1		1,476.6		579.7
Publicity		515.8		26,154.4		3,475.3

Total	US$	3,462.4	Rs.	175,613.6	Rs.	57,920.9

*	Includes allowance pertaining to trade and other receivables including finance receivables of Rs.8,525.1 million and Rs 5,953.5 million for the years ended March 31, 2009 and March 31, 2008 respectively.

32.	Interest expense (net)

Interest expense (net) consists of the following:

	Years ended March 31,
	2009		2009		2008
	(In millions)
Gross interest expense	US$	752.1	Rs.	38,147.1	Rs.	18,236.7
Less: Interest capitalized *		(77.4)		(3,924.8)		(1,773.2)

Total	US$	674.7	Rs.	34,222.3	Rs.	16,463.5

*	Represents borrowings cost capitalized during the year on qualifying assets (property plant and equipment and product development cost).

The rate for capitalization of interest relating to general borrowings was approximately 9.5% and 7% for the year ended March 31, 2009 and 2008 respectively.

33.	Other income

	Years ended March 31,
	2009		2009		2008
	(In millions)
Miscellaneous income *	US$	93.1	Rs.	4,721.3	Rs.	1,449.4
Gain on sale of equity interest in subsidiaries and associates (net)		27.1		1,374.7		1,436.7
Dividends and income on mutual funds		15.4		783.6		1,218.0
Gain on sale of investments		119.5		6,058.0		175.0
Change in fair value of conversion options		55.3		2,806.5		3,155.5
Gain/(loss) on sale of assets and others		(0.9)		(44.6)		243.4

Total	US$	309.5	Rs.	15,699.5	Rs.	7,678.0

*	Includes gain on buyback of foreign currency convertible notes of Rs.493.9 million and Rs Nil for the year ended March 31, 2009 and 2008 respectively.

34.	Gain on sale of equity interests in subsidiary

During the year ended March 31, 2009, Tata Motors sold a part of its equity interest in its subsidiary Tata AutoComp Systems Ltd (TACO) to a related party for a cash consideration of Rs. 1,610.2 million. A gain of Rs.1,404.7 million has been recorded on this transaction. Subsequent to this TACO is an associate of Tata Motors.

During the year ended March 31, 2008, Tata Motors sold a part of its equity interest in its subsidiaries, HV Axles Limited (HVAL) and HV Transmission Limited (HVTL) to a related party for a cash consideration of Rs. 1,012.5 million and Rs. 630.0 million respectively. A gain of Rs.1,100.1 million has been recorded on these transactions. Consequently, Tata Motors’ holding in both of these subsidiaries has been reduced from 100% to 85%.

During the year ended March 31, 2008, TACO the then subsidiary of Tata Motors Ltd sold part of its equity interest in its subsidiary, Automotive Stampings and Assemblies Ltd (ASAL) to Gestamp Auto (joint venture partner of TACO) for a cash consideration of Rs.364.3 million. A gain of Rs. 148.0 million has been recorded on this transaction. Consequently, TACO’s holding in ASAL has been reduced from 81.35% to 43.86%.

35.	Sale of finance receivables

During the year ended March 31, 2008, Tata Motors sold certain finance receivables and certain other rights related to this activity to a related party for a cash consideration of Rs10,226.0 million resulting in a gain of Rs.923.5 million.

36.	Employee benefits

Defined Benefit Plan

Pension and postretirement medical plans

The following table sets out the funded and unfunded status and the amounts recognized in the financial statements for the pension and the post retirement medical plans in respect of Tata Motors and its Indian subsidiaries:

	As of March 31,
	Pension Benefits						Post retirement medical Benefits
	2009		2009		2008		2009		2009		2008
	(In millions)
Change in defined benefit obligation:
Defined benefit obligation, beginning of the year	US$	110.5	Rs.	5,606.4	Rs.	5,196.4	US$	13.9	Rs.	704.9	Rs.	614.4
Divestments during the year		(0.6)		(30.5)		—		—		—		—
Service cost		6.2		314.3		265.8		0.6		27.9		29.3
Interest cost		8.7		439.2		404.9		1.1		58.0		50.3
Actuarial loss		1.7		84.9		638.9		2.1		105.7		57.4
Plan amendments		0.6		30.7		—		—		—		—
Benefits paid		(10.5)		(534.5)		(683.7)		(0.9)		(45.2)		(46.5)
Settlements		(3.5)		(178.7)		(215.9)		—		—		—

Defined benefit obligation, end of the year	US$	113.1	Rs.	5,731.8	Rs.	5,606.4	US$	16.8	Rs.	851.3	Rs.	704.9

Change in plan assets:
Fair value of plan assets, beginning of the year	US$	98.3	Rs.	4,985.9	Rs.	4,360.4	US$	—	Rs.	—	Rs.	—
Divestments during the year		(0.4)		(20.6)		—		—		—		—
Expected return on plan assets		7.5		384.1		360.4		—		—		—
Actuarial gain / (loss)		2.0		97.9		86.7		—		—		—
Employer’s contributions		7.3		370.9		1,029.3		0.9		45.2		46.5
Benefits paid		(10.5)		(534.5)		(683.7)		(0.9)		(45.2)		(46.5)
Settlements		(2.6)		(135.2)		(167.2)		—		—		—

Fair value of plan assets, end of the year	US$	101.6	Rs.	5,148.5	Rs.	4,985.9	US$	—	Rs.	—	Rs.	—

	As of March 31,
	Pension Benefits						Post retirement medical Benefits
	2009		2009		2008		2009		2009		2008
	(In millions)
Amount recognized in the statement of financial position consist of:
Present value of defined benefit obligation	US$	113.1	Rs.	5,731.8	Rs.	5,606.4	US$	16.8	Rs.	851.3	Rs.	704.9
Fair value of plan assets		101.6		5,148.5		4,985.9		—		—		—

Net liability	US$	(11.5)	Rs.	(583.3)	Rs.	(620.5)	US$	(16.8)	Rs.	(851.3)	Rs.	(704.9)

Amounts in the statement of financial position:
Non-current assets	US$	1.4	Rs.	69.8	Rs.	17.1	US$	—	Rs.	—	Rs.	—
Non-current liabilities		(12.9)		(653.1)		(637.6)		(16.8)		(851.3)		(704.9)

Net liability	US$	(11.5)	Rs.	(583.3)	Rs.	(620.5)	US$	(16.8)	Rs.	(851.3)	Rs.	(704.9)

Experience adjustments
Present value of defined benefit obligation	US$	113.1	Rs.	5,731.8	Rs.	5,606.4	US$	16.8	Rs.	851.3	Rs.	704.9
Fair value of plan assets		101.6		5,148.5		4,985.9		—		—		—
Surplus/ (deficit)		(11.5)		(583.3)		(620.5)		(16.8)		(851.3)		(704.9)
Experience adjustments on plan liabilities		(9.1)		(464.0)		393.3		1.0		48.7		367.1
Experience adjustments on plan assets	US$	2.1	Rs.	105.7	Rs.	(80.7)	US$	—	Rs.	—	Rs.	—

Amount recognized in statements of recognized income and expense consists of:

	Years ended March 31,
	Pension Benefits						Post retirement medical Benefits
	2009		2009		2008		2009		2009		2008
	(In millions)
Actuarial loss /(gain)	US$	10.6	Rs.	539.2	Rs.	552.2	US$	3.2	Rs.	163.1	Rs.	57.4

	US$	10.6	Rs.	539.2	Rs.	552.2	US$	3.2	Rs.	163.1	Rs.	57.4

Information for funded plans with a defined benefit obligation in excess of plan assets:

	As of March 31,
	Pension Benefits
	(In millions)
	2009		2009		2008
Defined benefit obligation	US$	14.7	Rs.	744.5	Rs.	873.0
Fair value of plan assets	US$	12.3	Rs.	621.6	Rs.	670.0

Information for funded plans with a defined benefit obligation less than plan assets:

	As of March 31,
	Pension Benefits
	(In millions)
	2009		2009		2008
Defined benefit obligation	US$	88.9	Rs.	4,509.1	Rs.	4,299.0
Fair value of plan assets	US$	89.3	Rs.	4,526.9	Rs.	4,315.9

Information for unfunded plans:

	As of March 31,
	Pension Benefits						Post retirement medical Benefits
	2009		2009		2008		2009		2009		2008
	(In millions)
Defined benefit obligation	US$	9.5	Rs.	478.2	Rs.	434.4	US$	16.8	Rs.	851.3	Rs.	704.9
Fair value of plan assets		—		—		—		—		—		—

Net pension and post retirement medical cost consists of the following components:

	As of March 31,
	Pension Benefits						Post retirement medical Benefits
	2009		2009		2008		2009		2009		2008
	(In millions)
Service cost	US$	6.2	Rs.	314.3	Rs.	265.8	US$	0.6	Rs.	27.9	Rs.	29.3
Interest cost		8.7		439.2		404.9		1.1		58.0		50.3
Expected return on plan assets		(7.5)		(384.1)		(360.4)		—		—		—
Cost/(gain) of settlement		(0.9)		(43.5)		(48.7)		—		—		—
Past service cost		0.6		30.7		—		—		—		—

Net periodic cost	US$	7.1	Rs.	356.6	Rs.	261.6	US$	1.7	Rs.	85.9	Rs.	79.6

Other changes in plan assets and benefit obligation recognized in statements of recognized income and expense.

	Years ended March 31,
	Pension Benefits						Post retirement medical Benefits
	2009		2009		2008		2009		2009		2008
	(In millions)
Actuarial loss/(gain)	US$	(0.3)	Rs.	(13.0)	Rs.	552.2	US$	2.1	Rs.	105.7	Rs.	57.4

Total recognized in statement of recognized income and expense	US$	(0.3)	Rs.	(13.0)	Rs.	552.2	US$	2.1	Rs.	105.7	Rs.	57.4

Total recognized in net periodic cost and statement of recognized income and expense	US$	6.8	Rs.	343.6	Rs.	813.8	US$	3.8	Rs.	191.6	Rs.	137.0

The assumptions used in accounting for the pension and post retirement medical plans are set out below:

	Years ended March 31,
	Pension Benefits		Post retirement medical Benefits
	2009	2008	2009	2008
Discount rate	6.75%-8.50%	7.75%-8.50%	8.50%	8.50%
Rate of increase in compensation level of covered employees	0.00%-7.50%	5.00%-8.50%	NA	NA
Increase in health care cost	NA	NA	4.00%	4.00%
Expected long term rate of return on plan assets	8.00%	8.00%	NA	NA

The expected return on plan assets is determined considering several applicable factors mainly including the composition of the plan assets held, assessed risks of asset management, historical results of the return on plan assets and the Company’s policy for plan asset management.

Plan Assets

The Company’s pension plan asset allocation as of March 31, 2009 and 2008 by category are as follows:

	Pension benefits
	Plan assets as of March 31,
	2009	2008
Asset category:

Debt securities	78%	69%
Balances with banks	22%	31%

	100%	100%

The Company’s policy is driven by considerations of maximizing returns while ensuring credit quality of the debt instruments. The asset allocation for plan assets is determined based on investment criteria prescribed under the Indian Income Tax Act, 1961, and is also subject to other exposure limitations. The Company evaluates the risks, transaction costs and liquidity for potential investments. To measure plan asset performance, the Company compares actual returns for each asset category with published bench marks.

The Company expects to contribute Rs. 417.4 million to the funded pension plans in fiscal 2010.

The table below outlines the effect on the service cost, the interest cost and the Defined benefit obligation in the event of an increase of 1% in the assumed rate of increase in health care cost:

	Years ended March 31,
	2009		2009		2008
	(In millions)
Effect on defined benefit obligation	US$	1.7	Rs.	85.6	Rs.	16.1
Effect on service cost and interest cost		0.1		5.8		7.0

The table below outlines the effect on the service cost, the interest cost and the Defined benefit obligation in the event of a decrease of 1% in the assumed rate of decrease in health care cost:

	Years ended March 31,
	2009		2009		2008
	(In millions)
Effect on defined benefit obligation	US$	(1.5)	Rs.	(73.9)	Rs.	(58.1)
Effect on service cost and interest cost		(0.2)		(7.9)		(10.7)

Severance indemnity plan

Severance indemnity is an unfunded plan of Tata Daewoo Commercial Vehicles Ltd (TDCV), a subsidiary of Tata Motors Ltd.

The following table sets out, the amounts recognized in the financial statements for the severance indemnity plan.

	As of March 31,
	2009		2009		2008
	(In millions)
Change in defined benefit obligation:
Defined benefit obligation, beginning of the year	US$	30.9	Rs.	1,564.8	Rs.	1,496.0
Service cost		2.9		147.5		189.0
Interest cost		1.5		76.4		68.7
Actuarial loss		3.9		199.6		76.9
Benefits paid		(2.0)		(101.6)		(78.6)
Foreign currency translation		(2.7)		(138.6)		(187.2)

Defined benefit obligation, end of the year	US$	34.5	Rs.	1,748.1	Rs.	1,564.8

Change in plan assets:
Fair value of plan assets, beginning of the year	US$	—	Rs.	—	Rs.	—
Expected return on plan assets		—		—		—
Actuarial (loss)/ gains		—		—		—
Employer’s contributions		2.0		101.6		78.6
Benefits paid		(2.0)		(101.6)		(78.6)

Fair value of plan assets, end of the year	US$	—	Rs.	—	Rs.	—

	As of March 31,
	2009		2009		2008
	(In millions)
Amount recognized in the statement of financial position consist of:
Present value of defined benefit obligation	US$	34.5	Rs.	1,748.1	Rs.	1,564.8
Fair value of plan assets		—		—		—

Net liability	US$	(34.5)	Rs.	(1,748.1)	Rs.	(1,564.8)

Amounts in the statement of financial position:
Non- current liabilities	US$	(34.5)	Rs.	(1,748.1)	Rs.	(1,564.8)

Experience adjustments
Present value of defined benefit obligation	US$	34.5	Rs.	1,748.1	Rs.	1,564.8
Fair value of plan assets		—		—		—
Surplus/ (deficit)		(34.5)		(1,748.1)		(1,564.8)
Experience adjustments on plan liabilities		(3.0)		(154.2)		(140.8)
Experience adjustments on plan assets	US$	—	Rs.	—	Rs.	—

Amount recognized in statements of recognized income and expense for severance indemnity consists of:

	As of March 31,
	2009		2009		2008
	(In millions)
Actuarial loss (gain)	US$	5.5	Rs.	276.5	Rs.	76.9

Net severance indemnity cost consists of the following components:

	As of March 31,
	2009		2009		2008
	(In millions)
Service cost	US$	2.9	Rs.	147.5	Rs.	189.0
Interest cost		1.5		76.4		68.7

Net periodic pension cost	US$	4.4	Rs.	223.9	Rs.	257.7

Other changes in plan assets and benefit obligation recognized in statements of recognized income and expense for severance indemnity plan:

	Years ended March 31,
	2009		2009		2008
	(In millions)
Actuarial loss (gain)	US$	3.9	Rs.	199.6	Rs.	76.9
Total recognized in statement of recognized income and expense	US$	3.9	Rs.	199.6	Rs.	76.9

Total recognized in net periodic pension cost and statement of recognized income and expense	US$	8.3	Rs.	423.5	Rs.	334.6

The assumptions used in accounting for the Severance indemnity plan is set out below:

	Years ended March 31,
	2009	2008
Discount rate	5.00%	5.38%
Rate of increase in compensation level of covered employees	7.00%	7.00%

Jaguar Cars Ltd and Land Rover UK, have pension arrangements providing employees with defined benefits related to pay and service as set out in the rules of each fund. The following table sets out the disclosure pertaining to employee benefits of Jaguar Cars Limited and Land Rover, UK.

	Years ended March 31,
	2009		2009		2009		2009
	Pension benefits				Post retirement medical Benefits
	(In millions)
Change in defined benefit obligation:
Defined benefit obligation, beginning of the year	US$	—	Rs.	—	US$	—	Rs.	—
Liability on acquisition		5,243.5		265,951.0		$1.5		75.9
Service cost		95.2		4,827.8		0.1		4.7
Interest cost		248.5		12,604.3		0.1		4.7
Actuarial gain / (loss)		(518.3)		(26,288.6)		(0.2)		(10.9)
Benefits paid		(118.6)		(6,017.8)		—		—
Member contributions		43.8		2,222.9		—		—
Expenses paid		—		(0.7)		—		—
Plan combinations		11.3		574.1		—		—
Foreign currency translation		(644.3)		(32,677.6)		0.2		12.1

Defined benefit obligation, end of the year	US$	4,361.1	Rs.	221,195.4	US$	1.7	Rs.	86.5

Change in plan assets:
Fair value of plan assets, beginning of the year	US$	—	Rs.	—	US$	—	Rs.	—
Asset on acquisition		5,785.1		293,418.8		—		—
Expected return on plan assets		337.0		17,094.6		—		—
Actuarial gain / (loss)		(1,029.5)		(52,215.7)		—		—
Employer’s contributions		109.0		5,526.4		—		—
Members contributions		43.8		2,222.9		—		—
Benefits paid		(118.6)		(6,017.8)		—		—
Plan combinations		10.7		545.0		—		—
Foreign currency translation		(683.3)		(34,656.1)		—		—

Fair value of plan assets, end of the year	US$	4,454.2	Rs.	225,918.1	US$	—	Rs.	—

	Years ended March 31,
	2009		2009		2009		2009
	Pension benefits				Post retirement medical Benefits
	(In millions)
Amount recognized in the statement of financial position consist of:
Present value of defined benefit obligation	US$	4,361.1	Rs.	221,195.4	US$	1.7	Rs.	86.5
Fair value of plan Assets		4,454.2		225,918.1		—		—

		93.1		4,722.7		(1.7)		(86.5)
Restriction of pension asset (as per IFRIC 14)		(57.2)		(2,903.1)		—		—
Onerous obligation		(86.0)		(4,360.1)		—		—

Net liability	Rs.	(50.1)	Rs.	(2,540.5)	US$	(1.7)	Rs.	(86.5)

Amount recognized in the statement of financial position consist of:
Non-current assets	US$	51.6	Rs.	2,616.0	US$	—	Rs.	—
Non-current liabilities		(101.7)		(5,156.5)		(1.7)		(86.5)

Prepaid/(Accrued) pension cost	US$	(50.1)	Rs.	(2,540.5)	US$	(1.7)	Rs.	(86.5)

Experience adjustments
Present value of defined benefit obligation	US$	4,361.1	Rs.	221,195.4	US$	1.7	Rs.	86.5
Fair value of plan assets		4,454.2		225,918.1		—		—
Surplus/ (deficit)		93.1		4,722.7		(1.7)		(86.5)
Experience adjustments on plan liabilities		47.6		2,412.6		—		—
Experience adjustments on plan assets	US$	964.3	Rs.	48,909.7	US$	—	Rs.	—

Amount recognized in statement of recognized income and expense

	Years ended March 31,
	2009		2009		2009		2009
	Pension benefits				Post retirement medical Benefits
	(In millions)
Actuarial loss (gain)	US$	511.2	Rs.	25,927.1	US$	(0.2)	Rs.	(10.9)
Restriction on pension asset (as per IFRIC 14)		(208.0)		(10,548.5)		—		—
Onerous obligation		3.2		162.1		—		—

	US$	306.4	Rs.	15,540.7	US$	(0.2)	Rs.	(10.9)

Net pension and post retirement cost consists of the following components:

	Years ended March 31,
	2009		2009		2009		2009
	Pension benefits				Post retirement medical Benefits
	(In millions)
Service cost	US$	95.2	Rs.	4,827.8	US$	0.1	Rs.	4.7
Interest cost		248.5		12,604.3		0.1		4.7
Expected return on plan assets		(337.0)		(17,094.6)		—		—

Net periodic pension cost	US$	6.7	Rs.	337.5	US$	0.2	Rs.	9.4

Other changes in plan assets and benefit obligations recognized in statements of recognized income and expense:

	Years ended March 31,
	2009		2009		2009		2009
	Pension benefits				Post retirement medical benefits
	(In millions)
Actuarial loss (gain)	US$	511.2	Rs.	25,927.1	US$	(0.2)	Rs.	(10.9)
Restriction on pension asset (as per IFRIC 14)		(208.0)		(10,548.5)		—		—
Onerous obligation		3.2		162.1		—		—

Total recognized in statement of recognized income and expense	US$	306.4	Rs.	15,540.7	US$	(0.2)	Rs.	(10.9)

Total recognized in net periodic benefit cost and statement of recognized income and expense	US$	313.1	Rs.	15,878.2	US$	—	Rs.	(1.5)

The assumptions used in accounting for the pension and post retirement medical plans are set out below:

Years ended March 31,
	2009	2009
	Pension benefits	Post retirement medical benefits
Discount rate	6.70%-7.16%	7.77%
Rate of increase in compensation level of covered employees	3.35%-3.80%	NA
Inflation increase	2.52%-3.30%	NA
Increase in health care cost	NA	4.90%-8.10%
Expected long term return on assets	5.80%-6.40%	NA

Pension plans asset allocation by category is as follows:

Pension benefits
Asset category:	Plan assets as of March 31, 2009
Debt	61.6%
Equities	34.8%
Others	3.6%

The impact on the service cost, the interest cost and the defined benefit obligation in the event of an increase of 1% in the assumed rate of interest in annual post retirement benefit cost:

	Years ended March 31,
	2009		2009
	(In millions)
Effect on defined benefit obligation	US$	—	Rs.	1.1
Effect on service cost and interest cost		—		0.1

The impact on the service cost, the interest cost and the defined benefit obligation in the event of a decrease of 1% in the assumed rate of decrease in annual post retirement benefit cost:

	Years ended March 31,
	2009		2009
	(In millions)
Effect on defined benefit obligation	US$	—	Rs.	(1.3)
Effect on service cost and interest cost		—		(0.1)

Defined contribution plan

The Company’s contribution to defined contribution plans aggregated Rs. 2,077.7 million and Rs.1,528.6 million for years ended March 31, 2009 and March 31, 2008 respectively.

37.	Acquisitions

During the year ended March 31, 2009, the Company had the following acquisitions.

a)	Jaguar Land Rover (JLR)

On June 2, 2008, the Company acquired Jaguar Land Rover businesses (JLR) from Ford Motor Company.

JLR is engaged in the design, development, manufacture and sale of high performance luxury saloons, specialist sports cars and four wheel drive off-road vehicles and related components. The JLR businesses includes three major manufacturing facilities and two advanced design and engineering centers in the United Kingdom, a worldwide sales and dealership network, intellectual property rights, patents and trade marks.

The consideration was Rs. 107,652 million (US$ 2.5 billion) which was financed through a bridge loan facility provided by a syndicate of banks. The cost of acquisition includes Rs 2,159.6 million being expenses directly attributable to the acquisition.

The excess of fair value of net assets acquired over the cost of acquisition of Rs. 6,569.6 million represents 6% of the total acquisition cost. This excess is mainly attributable to significant potential value of two iconic brands—Jaguar and Land Rover.

The Company has accounted for the acquisition under the purchase method in accordance with IFRS 3—Business Combinations. Accordingly the financial results of the acquired businesses for the period from June 2, 2008 to March 31, 2009 have been included in the consolidated financial statements of the Company.

The acquisition had the following effect on the Company’s assets and liabilities on the acquisition date.

Allocation of purchase price of JLR

Particulars	Book value		Fair value adjustment		Recognized amount on acquisitions		Recognized amount on acquisition
	(In millions)
Assets
Cash and cash equivalents	Rs.	12,493.0		—	Rs.	12,493.0	US$	246.3
Short-term deposits with banks		256.0		—		256.0		5.0
Trade receivables		48,823.9		—		48,823.9		962.6
Inventories		91,386.6		7,017.7		98,404.3		1,940.1
Other current assets		16,876.1		—		16,876.1		332.7

Total current assets		169,835.6		7,017.7		176,853.3		3,486.7

Property, plant and equipment		93,146.8		10,067.0		103,213.8		2,035.0
Intangible assets *		1,348.8		71,783.2		73,132.0		1,441.9
Investments		27.0		—		27.0		0.5
Pension asset		13,603.4		—		13,603.4		268.2
Deferred income taxes		2,277.0		—		2,277.0		44.9

Total assets		280,238.6		88,867.9		369,106.5		7,277.2

Liabilities
Current liabilities
Accounts payables		102,428.4		—		102,428.4		2,019.5
Short-term debts		33,426.9		—		33,426.9		659.0
Other financial liabilities		531.0		—		531.0		10.5
Provisions		60,173.9		—		60,173.9		1,186.4
Other current liabilities		52,405.4		—		52,405.4		1,033.2
Current tax liabilities		125.1		—		125.1		2.5

Total Current liabilities		249,090.7		—		249,090.7		4,911.1
Long-term debt		103.4		—		103.4		2.0
Other financial liabilities		2,674.0		—		2,674.0		52.7
Other liabilities		857.2		—		857.2		16.9

Total Liabilities		252,725.3		—		252,725.3		4,982.7

Net Assets	Rs.	27,513.3	Rs.	88,867.9	Rs.	116,381.2	US$	2,294.5

Consideration paid in cash						107,652.0		2,122.5
Direct acquisition costs						2,159.6		42.6

Total cost of acquisition						109,811.6		2,165.1

Excess of fair value of net assets acquired over cost of acquisition					Rs.	6,569.6	US$	129.5

Since the date of acquisition, the acquired entities contributed loss of Rs 32,615.6 million to the consolidated net loss for the period.

*	Includes indefinite life trade marks and brands of Rs. 51,570.2 million, patents and technological know-how of Rs. 12,259.7 million, customer related intangibles of Rs. 7,398.9 million and in process research and development of Rs.1,903.2 million.

Deferred tax liability of Rs. 13,519.3 million has been recognized on the fair value adjustments. Also, a deferred tax of an equivalent amount has been recognized on unused tax losses and capital allowances. It is expected that any reversals of the deferred tax liability would be able to offset against the reversal of the deferred tax asset.

b)	Serviplem S.A.

Telco Construction Equipment Co. Ltd. (TELCON), the Company’s subsidiary on April 2, 2008, completed the acquisition of Serviplem S. A., Zaragoza, Spain (Serviplem) by acquiring 79% of its share capital, for a cash consideration of Rs 2,221.5 million. A part of the consideration of Rs 1,200 million is payable to the erstwhile shareholders in installments by 2011. The cost of acquisition includes Rs. 44.5 million being expenses directly attributable towards acquisition.

Serviplem is in the business of manufacturing Concrete Transit Mixers, Dry Bulk Tanks and Pumps with the brand name ‘Baryval’. Baryval Assistencia Tecnica S.L. is a 60% subsidiary of Serviplem S.A. engaged in the business of assembling transit mixers on trucks. Inner Mongolia North Baryval Engineering Special Vehicle Corporation Ltd (NBSV), a 56% subsidiary of Serviplem, has a manufacturing base in Baotou, China.

c)	Comoplesa Lebrero, S. A.

On April 9, 2008, TELCON completed the acquisition of Comoplesa Lebrero, S. A., Zaragoza, Spain (Lebrero) by acquiring 60% of its ordinary shares for a cash consideration of Rs 226.6 million. The cost of acquisition includes Rs. 17.1 million being expenses directly attributable towards acquisition. Lebrero with whom TELCON was associated since 2002 as its technology partners, is in the business of manufacturing compactors and tandem rollers. Eurl Lebrero France is a 100% subsidiary of Comoplesa Lebrero S.A. (Lebrero) and is functioning as a trading office of compactors manufactured by Lebrero.

Allocation of purchase price of Serviplem S.A. and Comoplesa Lebrero, S. A.

Particulars	Book value		Fair value adjustment		Recognized amount on acquisitions		Recognized amount on acquisitions
	(In millions)
Assets
Cash and cash equivalents	Rs.	35.6		—	Rs.	35.6	US$	0.7
Trade receivables		1,389.6		(1.5)		1,388.1		27.4
Inventories		932.4		—		932.4		18.4
Investments		12.6		(11.9)		0.7		—
Other current assets		31.0		1.4		32.4		0.6

Total current assets		2,401.2		(12.0)		2,389.2		47.1

Property, plant and equipment		737.9		29.9		767.8		15.1
Intangible assets		3.4		1,414.9		1,418.3		28.0
Other non-current assets		5.7		(5.7)		—		—

Total Assets		3,148.2		1,427.1		4,575.3		90.2

Liabilities
Current liabilities
Accounts payable		1,225.7		10.7		1,236.4		24.4
Short-term debts		1,229.3		—		1,229.3		24.2
Provisions		28.8		—		28.8		0.6
Other current liabilities		109.9		—		109.9		2.2

Total current liabilities		2,593.7		10.7		2,604.4		51.4

Deferred taxes liability		—		495.7		495.7		9.8

Total liabilities		2,593.7		506.4		3,100.1		61.2

Net assets	Rs.	554.5	Rs.	920.7	Rs.	1,475.2	US$	29.0

Net interest acquired in net assets (79%) in Serviplem S.A and 60% in Complesa Lebrero S.A.						1,108.4		21.9
Consideration paid						2,448.1		48.3
Direct acquisition costs						61.6		1.2

Total cost of acquisition						2,509.7		49.5

Goodwill					Rs.	1,401.3	US$	27.6

The acquired entities contributed a loss of Rs 249.0 million to the consolidated net loss attributable to the equity holders of the Company.

d)    Total consolidated revenue of the Company and net loss of the Company would have been Rs. 849,364.8 million (unaudited) and Rs.43,540.0 million (unaudited) respectively, had all the acquisitions been effective for the full year 2008-09.

38.	Commitments and contingencies

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

Income Tax

The Company has ongoing disputes with Income Tax authorities relating to tax treatment of certain items. These mainly include disallowed expenses, tax treatment of certain expenses claimed by the Company as deductions, and the computation of, or eligibility of, certain tax incentives or allowances. Some of the disputes relate to the year in which the tax consequences of financial transactions were recognized and in the event these disputes are not resolved in the Company’s favor in that year, the tax consequences can be reflected in the tax year in which it is allowed by the income tax authorities and are, therefore, timing differences.

Most of these disputes/disallowances, being repetitive in nature, have been raised by the Income Tax authorities consistently in most of the years.

The Company has a right of appeal to the High Court or Supreme Court against adverse decisions by the appellate authorities for matters involving substantial question of law. The Income Tax authorities have similar rights of appeal.

As of March 31, 2009, the income tax demands by the Income Tax authorities aggregated Rs. 1,534 million (Rs.1,540 million as of March 31, 2008), (all figures are net of consequential relief) which are being contested by the Company in appeal and in respect of which the Company expects to succeed based on favorable decisions in earlier assessment years. There are matters aggregating Rs.1,072 million as of March 31, 2009 (Rs.1,031 million as of March 31, 2008) in respect of which the Company has won in appeals which have been further contested by the Income Tax authorities before the higher appellate authorities. There are other matters/disputes pending in appeal aggregating Rs. 1,848 million (Rs.1,993 million as of March 31, 2008).

Excise Duty and Service Tax

As of March 31, 2009, there were pending litigations on various counts relating to Excise Duty and Service Tax involving demand of Rs.1,821 million (Rs.1,062 million as of March 31, 2008). These demands challenged the basis of valuation of the Company’s products and denial of the ‘Central Value Added Tax’ (“CENVAT”) on inputs. The details of the demands involving more than Rs.200 million are as follows:

The excise authorities had denied CENVAT credit of Rs. 269 million as of March 31, 2009 (Rs.143 million as of March 31, 2008) in earlier years, on certain accessories supplied with the vehicles and on other technical grounds. The matter is being contested by the Company before the appellate authorities. On the basis of judicial precedents and favorable decisions in Company’s own earlier cases, the Company believes that it has a strong case. Further, valuation dispute of Tata Motors Limited amounting to Rs.219 million includes an amount of Rs.205 million pertaining to valuation of chassis sent to body builders for building body on its enroute to regional sales offices.

The excise authorities have raised a demand of Rs 371 million as of March 31, 2009 (Rs.371 million as of March 31, 2008). This is a Classification Dispute wherein the excise department had alleged that certain models of the Company’s commercial vehicle- Tippers will attract NCCD (National Calamity Cess Duty) of 1% on the ground that there are similarities between Tippers and Dumpers. The Company is contending that there are many technical differences between the two products. The appeal is pending before the Tribunal.

Sales Tax

The total sales tax demands (including interest and penalty), which are being contested by the Company amount to Rs.5,424 million as of March 31, 2009 (Rs.3,138 million as of March 31, 2008). The details of the demands for more than Rs.200 million are as follows:

The Sales Tax authorities in certain states have raised disputes totaling up to Rs.721 million as of March 31, 2009 (Rs.529 million as of March 31, 2008), treating the stock transfers of vehicles from the Company’s manufacturing plants to sales offices and the transfers between two sales offices as sales liable for levy of sales tax.

Under the notification issued by the sales tax authority, Jharkhand, the rate of sales tax was reduced to 4%. Consequently, the interstate sales tax also became 4% and since it was not concessional rate against a Declaration Form, the collection of Declaration Forms was not mandatory. However, the Jharkhand sales tax authorities raised the demand aggregating Rs.909 million, on the ground that Declaration Forms were not collected. The Company on the above notification has a strong case. The notification was valid until May 10, 2002. In addition to the above issue, the sales tax authorities have raised demands aggregating Rs.123 million as of March 31, 2009 (Rs.74 million as of March 31, 2008), for Non-Submission of Declaration Forms at various locations. The Company is confident of getting relief in appeal on submission of Forms.

Sales tax demand aggregating Rs.2,473 million as of March 31, 2009 (Rs.626 million as of March 31, 2008) has been raised by Jamshedpur Sales Tax authorities disallowing the purchase of raw material from Jharkhand vendors at concessional rate of 2% in case the final product is stock transferred for sale outside the state. The Sales Tax authorities are relying on a notification issued by the Jharkhand Government which is not applicable on the Company’s transactions.

Other Taxes and Dues

Other amounts for which the Company may contingently be liable aggregating Rs.2045 million as of March 31, 2009 (Rs.1,208 million as of March 31, 2008) include the following cases involving more than Rs. 200 million:

The municipal authorities in certain states levy octroi duty (a local indirect tax) on goods brought inside the municipal limits at rates based on the classification of goods. Demands aggregating Rs.572 million as of March 31, 2009 (Rs.496 million as of March 31, 2008) have been raised demanding higher octroi duties on account of classification disputes relating to components purchased for the manufacture of vehicles. The dispute relating to classification is presently pending before the Supreme Court and the other dispute is pending before the Bombay High Court on remand by the Supreme Court.

Other claims

There are other claims against the Company, majority of which pertains to motor accident claims (involving third parties affected in accidents while the Company’s vehicles were being transferred from the Company’s manufacturing plants to regional sales offices or from one sales office to the other) and consumer complaints. Some of the cases also relate to replacement of parts of vehicles and/or compensation for deficiency in the services by the Company or its dealers.

Guarantees

The Company has provided guarantees aggregating Rs 8565.3 million as of March 31, 2009 and Rs Nil as of March 31, 2008, to banks and others in respect of loans/credit facilities availed by its joint venture.

Commitments

The Company has entered into various contracts with vendors and contractors for the purchase of plant and machinery, equipment, product development cost and various civil contracts of a capital nature aggregating Rs 46,314 million as of March 31, 2009 (Rs.35,732 million as of March 31, 2008) which are yet to be executed.

For commitments related to leases, see Note no 14.

39.	Capital Management

The Company’s objectives when managing capital is to safeguard continuity and providing adequate return to shareholders through continuing growth.

The Company sets the amount of capital required on the basis of annual business and long-term operating plans which include capital and other strategic investments

The funding requirements are met through mixture of equity, convertible debt securities and other long term borrowings. The Company’s policy is to use short-term and long-term borrowings to meet anticipated funding requirements.

The Company monitors capital on basis of total debt to equity ratio.

Total debt includes all long and short-term debts as disclosed in notes 20 and 24 to the financial statements. Equity comprises all components excluding loss on cash flow hedges and foreign currency translation reserve.

The following table summarizes the capital of the Company:

	As of March 31,
	2009		2009	2008
	(In millions)
Equity	US$	1,183.6	Rs. 60,033.5	Rs. 123,767.8

Short-term debt		6,301.8	319,628.6	112,319.9
Long-term debt		2,290.7	116,185.9	108,028.1

Total debt		8,592.5	435,814.5	220,348.0

Total capital ( Debt + Equity)	US$	9,776.1	Rs. 495,848.0	Rs. 344,115.8

40.	Disclosures on financial instruments

This section gives an overview of the significance of financial instruments for the Company and provides additional information on balance sheet items that contain financial instruments.

Details of significant accounting policies, including the criteria for recognition, the basis of measurement and the basis on which income and expenses are recognized, in respect of each class of financial asset, financial liability and equity instrument are disclosed in note 2 to the financial statements.

a)	Collateral

The Company gives financial assets as collateral primarily towards borrowings and legal cases. The terms of the pledge/collateral normally gives the right to such party to utilize the collateral in case of non-performance by the Company or by other third party as per the terms of the respective agreement. Finance receivable/trade receivable which does not meet the criteria for de-recognition are considered as securities against the borrowings recognized.

The carrying amounts of such financial assets are as follows:

	As of March 31,
	2009		2009		2008
	(In millions)
Margin money (refer note 9 and 12)	US$	375.3	Rs.	19,036.6	Rs.	15,998.5
Deposits against legal cases		12.7		644.9		516.7
Trade receivables and finance receivables		3,339.7		169,387.2		149,629.3

b)	Financial assets and liabilities

The following table presents the carrying amounts and fair value of each category of financial assets and liabilities as of March 31, 2009.

Financial assets	Cash and loans and receivables		Available- for-sale financial assets		Derivative other than in hedging relationship		Total carrying Value		Total fair Value		Total carrying Value		Total fair Value
	(In millions)
Cash and cash equivalents	Rs.	22,827.2	Rs.	—	Rs.	—	Rs.	22,827.2	Rs.	22,827.2	US$	450.1	US$	450.1
Short term deposits with bank		408.4		—		—		408.4		408.4		8.1		8.1
Finance receivables		158,802.8		—		—		158,802.8		165,633.4		3,131.0		3,265.6
Trade receivables		51,697.1		—		—		51,697.1		51,697.1		1,019.3		1,019.3
Investments		469.9		8,794.8		—		9,264.7		9,264.7		182.6		182.6
Other financial assets - current		7,752.0		—		137.6		7,889.6		7,889.6		155.6		155.6
Other financial assets - non-current		20,900.8		—		—		20,900.8		20,434.8		412.1		402.9

Total	Rs.	262,858.2	Rs.	8,794.8	Rs.	137.6	Rs.	271,790.6	Rs.	278,155.2	US$	5,358.8	US$	.5,484.2

Financial liabilities	Derivatives for which hedge accounting is followed		Derivative others		Other financial liabilities		Total carrying value		Total fair value		Total carrying value		Total fair value
	(In millions)
Accounts payable	Rs.	—	Rs.	—	Rs.	146,618.4	Rs.	146,618.4	Rs.	146,618.4	US$	2,891.0	US$	2,891.0
Acceptances		—		—		46,991.3		46,991.3		46,991.3		926.5		926.5
Short- term debt		—		—		319,628.6		319,628.6		319,628.6		6,301.8		6,301.8
Long-term debt		—		125.7		116,060.2		116,185.9		96,773.5		2,290.7		1,908.0
Other financial liabilities - current		1,396.9		689.5		5,929.8		8,016.2		8,016.2		158.0		158.0
Other financial liabilities - non-current		—		—		10,968.2		10,968.2		10,372.1		216.3		204.5

Total	Rs.	1,396.9	Rs.	815.2	Rs.	646,196.5	Rs.	648,408.6	Rs.	628,400.1	US$	12,784.3	US$	12,389.8

The following table shows the carrying amounts and fair value of each category of financial assets and liabilities as of March 31, 2008.

Financial Assets	Cash and loans and receivables		Available- for-sale financial assets		Derivative other than in hedging relationship		Total carrying value		Total fair value
	(In millions)
Cash and cash equivalents	Rs.	11,415.8	Rs.	—	Rs.	—	Rs.	11,415.8	Rs.	11,415.8
Short term deposits		14.8		—		—		14.8		14.8
Finance receivables		163,959.5		—		—		163,959.5		159,329.9
Trade receivables		30,040.9		—		—		30,040.9		30,040.9
Investments		516.6		40,142.7		—		40,659.3		40,659.3
Other financial assets-current		4,927.3		—		204.0		5,131.3		5,131.3
Other financial assets-non-current		17,835.0		—		—		17,835.0		17,429.6
Restricted deposits with banks*		11,224.0		—		—		11,224.0		11,224.0

Total	Rs.	239,933.9	Rs.	40,142.7	Rs.	204.0	Rs.	280,280.6	Rs.	275,245.6

*	Restricted deposits with banks represent short term deposits that were to be utilized for acquisition of Jaguar Land Rover businesses.

Financial Liabilities	Derivative other than in hedging relationship		Other financial liabilities		Total carrying value		Total fair value
	(In millions)
Accounts payable	Rs.	—	Rs.	44,548.0	Rs.	44,548.0	Rs.	44,548.0
Acceptances		—		41,420.5		41,420.5		41,420.5
Short term debt		—		112,319.9		112,319.9		112,319.9
Long-term debt		2,932.2		105,095.9		108,028.1		103,643.6
Other financial liabilities - current		897.2		5,722.8		6,620.0		6,620.0
Other financial liabilities - non –current		—		5,506.5		5,506.5		4,837.3

Total	Rs.	3,829.4	Rs.	314,613.6	Rs.	318,443.0	Rs.	313,389.3

The amount in respect of cash and cash equivalents, short-term deposits with banks, trade receivable, other financial assets-current, accounts payable, acceptances, other financial liabilities-current, and short-term borrowings and current portion of long-term debt, approximate their fair values largely due to the short term maturities of these instruments.

The fair value of finance receivables is estimated by discounting expected cash flows using rates at which loans of similar credit quality and maturity would be made as of March 31, 2009 and March 31, 2008.

Available-for-sale securities are carried at their fair values, which are generally based on market price quotations. The fair value in respect of the unquoted equity investments cannot be reliably measured and are stated at cost. The fair values of borrowings which have a quoted market price in an active market is based on its market price and for others it is estimated by discounting expected future cash flows using a discount rate equivalent to the risk free rate of return adjusted for the market spread considered by the lenders for instruments of the similar maturity.

Management uses its best judgment in estimating the fair value of its financial instruments. However, there are inherent limitations in any estimation technique. Therefore, for substantially all financial instruments, the fair value estimates presented above are not necessarily indicative of all the amounts that the Company could have realized in a sales transaction as of respective dates. The estimated fair value amounts as of March 31, 2009 and March 31, 2008 have been measured as of the respective dates. As such, the fair values of these financial instruments subsequent to the respective reporting dates may be different than the amounts reported at each year-end.

c)	Transfer of financial assets

The Company transfers finance receivables in securitization transactions / direct assignments. In such transactions the Company surrenders control over the receivables though continues to act as an agent for the collection of receivables. In most of the transactions, the Company also provides credit enhancements to the transferee.

Consequent to existence of credit enhancements in such transactions, the Company continues to have the obligation to pay to the transferee, limited to the extent of credit enhancement even if it does not collect the equivalent amounts from the original asset and continues to retain substantially all risks and rewards associated with the receivables, and hence such transfer /assignments do not meet the derecognition criteria resulting into the transfer not being recorded as sale. Consequently the proceeds received from the transfer are recorded as collateralized debt obligation.

Further the Company transfers amounts receivable under debt factoring arrangements and discounts certain trade receivables. These do not qualify for derecognition due to the recourse arrangement in place.

The carrying amount of trade receivables and finance receivable along with the associated liabilities is as follows:

	Years ended March 31,
	2009				2009				2008
Nature of Asset	Carrying amount of asset sold		Carrying amount of associated liabilities		Carrying amount of asset sold		Carrying amount of associated liabilities		Carrying amount of asset sold		Carrying amount of associated liabilities
	(In millions)
Trade receivables	US$	238.7	US$	238.7	Rs.	12,106.9	Rs.	12,106.9	Rs.	1,703.3	Rs.	1,703.3
Finance receivables		1,754.8		1,802.5		89,004.9		91,422.7		88,657.9		92,272.0

d)	Cash flow hedging

As per its risk management policy, the company uses foreign currency forward contracts to hedge its risk associated with foreign currency fluctuations relating to highly probable forecast sale transactions. The fair value of such forward contracts as of March 31, 2009 and March 31, 2008 was net loss of Rs. 1,396.9 million and Rs Nil respectively.

Changes in fair value of forward exchange contracts to the extent determined to be an effective hedge is recognized in statement of recognized income and expense and the ineffective portion of the fair value change is recognized in statement of operations. Accordingly, the fair value change of net loss of Rs 875.1 million (net of tax) was recognized in statement of recognized income and expense during the year ended March 31, 2009. The cash flows relating to these transactions are expected to occur during the year ended March 31, 2010 and consequently may impact the statement of operations for that year, depending on foreign exchange rate movements.

e)	Financial risk management

In the course of its business, the Company is exposed primarily to fluctuations in foreign currency exchange rates, interest rates, equity price, liquidity and credit risk, which may impact the fair value of its financial instruments.

The Company has a risk management policy which not only covers the foreign exchange risks but also other risks associated with the financial assets and liabilities like interest rate risks and credit risks. The risk management policy is approved by the board of directors. The risk management framework aims to:

•	Improve financial risk awareness and risk transparency

•	Identify, control and monitor key risks

•	Identify risk accumulations

•	Provide the management with reliable information on the Company’s risk situation

•	Improve the financial returns

i)	Market risk

Market risk is the risk of any loss in future earnings in realizable fair values or in future cash flows that may result from a change in the price of a financial instrument. The value of a financial instrument may change as a result of changes in the interest rates, foreign currency exchange rate, equity price fluctuations, liquidity and other market changes. Future specific market movements cannot be normally predicted with reasonable accuracy.

a	Foreign currency exchange rate risk:

The fluctuation in foreign currency exchange rates may have potential impact on the statement of operations, equity, where any transaction references more than one currency or where assets/liabilities are denominated in a currency other than the functional currency of the respective consolidated entities.

Considering the countries and economic environment in which the Company operates, its operations are subject to risks arising from fluctuations in exchange rates in those countries. The risks primarily relate to fluctuations in GBP, US Dollar, Japanese Yen and Euro against the respective functional currencies of the Company and its subsidiaries.

The Company, as per its risk management policy, uses derivative instruments primarily to hedge foreign exchange exposure, and also to hedge interest rate exposure. Further, any weakening of the functional currencies of the various operations of the Company against major foreign currencies may have an adverse effect on the Company’s cost of borrowing and cost of imports reported and consequently may increase the cost of financing our capital expenditures. This also may impact the earnings of foreign operations.

The Company evaluates the impact of foreign exchange rate fluctuations by assessing its exposure to exchange rate risks. It hedges a part of these risks by using derivative financial instruments in line with its risk management policies.

The foreign exchange rate sensitivity is calculated by aggregation of the net foreign exchange rate exposure and a simultaneous parallel foreign exchange rates shift in the foreign exchange rates of all the currencies by 10% against the respective functional currency of Tata Motors and its subsidiaries.

The following analysis has been worked out based on the gross exposure as of the Balance Sheet date which could affect the statement of operations. There is no exposure to the statement of operations on account of translation of financial statements of consolidated foreign entities. Further the exposure as indicated below is mitigated by some of the derivative contracts entered into by the Company as disclosed at clause (iv) below.

The following table set forth information relating to foreign currency exposure (other than risk arising from derivatives disclosed at clause (iv)) below as of March 31, 2009:

	US Dollar		Euro		JPY		Russian Ruble		Brazilian real		Others*		Total
	(In millions)
Financial assets	Rs.	11,923.3	Rs.	8,368.4	Rs.	99.0	Rs.	—	Rs.	—	Rs.	4,400.5	Rs.	24,791.2
Financial liabilities		196,148.0		12,926.2		10,783.1		2,752.2		1,436.0		839.8		224,885.3

Net exposure asset/(liability)	Rs.	(184,224.7)	Rs.	(4,557.8)	Rs.	(10,684.1)	Rs.	(2,752.2)	Rs.	(1,436.0)	Rs.	3,560.7	Rs.	(200,094.1)

*	Others include currencies such as GBP, Singapore dollars, Swiss Franc, Australian dollars, etc.

10% appreciation/ depreciation of the respective foreign currencies with respect to functional currency of Tata Motors’ and its subsidiaries would result in increase/ decrease in the Company’s net loss before tax by approximately Rs 20,009.4 million for the year ended March 31, 2009,

The following table set forth information relating to foreign currency exposure (other than risk arising from derivatives disclosed at clause (iv) below) as of March 31, 2008:

	US Dollar		Euro		JPY		GBP		Others*		Total
	(In millions)
Financial assets	Rs.	15,881.8	Rs.	3,356.3	Rs.	25.0	Rs.	193.4	Rs.	254.3	Rs.	19,710.9
Financial liabilities		49,768.9		6,070.2		6,347.4		1,943.1		607.1		64,736.7

Net exposure asset/(liability)	Rs.	(33,887.1)	Rs.	(2,713.9)	Rs.	(6,322.4)	Rs.	(1,749.7)	Rs.	(352.8)	Rs.	(45,025.8)

*	Others include currencies such as Swiss Franc, Singapore dollars, Remnibi, Australian dollars, etc.

10% appreciation/depreciation of the respective foreign currencies with respect to functional currency of Tata Motors’ and its subsidiaries would result in decrease/increase in the Company’s net profit before tax by approximately Rs 4,502.6 million for the year ended March 31, 2008.

b	Interest rate risk

Interest rate risk is measured by using the cash flow sensitivity for changes in variable interest rates. Any movement in the reference rates could have an impact on the cash flows as well as costs.

The Company is subject to variable interest rates on some of its interest bearing liabilities. The Company’s interest rate exposure is mainly related to debt obligations. The Company also uses a mix of interest rate sensitive financial instruments to manage the liquidity and fund requirements for its day to day operations like non-convertible bonds and short term loans.

In its financing business, the Company enters into transactions with customers which primarily result in receivables at fixed rates. In order to manage this risk, the Company has a policy to match funding in terms of maturities and interest rates and also for certain part of the portfolio, the Company does not match funding with maturities in order to take advantage of market opportunities.

The Company also enters into arrangements of securitization of receivables in order to reduce the impact of interest rate movements.

As of March 31, 2009 and March 31, 2008, net financial liability of Rs. 202,756.4 million and Rs. 40,101.0 million respectively, was subject to the variable interest rate. Increase/decrease of 100 basis points in interest rates at the balance sheet date would result in an impact of Rs 2,027.6 million and Rs 401.0 million on loss/income for the year ended March 31, 2009 and March 31, 2008 respectively.

The model assumes that interest rate changes are instantaneous parallel shifts in the yield curve. Although some assets and liabilities may have similar maturities or periods to re-pricing, these may not react correspondingly to changes in market interest rates. Also, the interest rates on some types of assets and liabilities may fluctuate with changes in market interest rates, while interest rates on other types of assets may change with a lag.

The risk estimates provided assume a parallel shift of 100 basis points interest rate across all yield curves. This calculation also assumes that the change occurs at the balance sheet date and has been calculated based on risk exposures outstanding as at that date. The period end balances are not necessarily representative of the average debt outstanding during the period.

This analysis assumes that all other variables, in particular foreign currency rates, remain constant

c	Equity Price risk

Equity Price Risk is related to the change in market reference price of the investments in equity securities.

The fair value of some of the Company’s investments in available-for-sale securities exposes the Company to equity price risks. In general, these securities are not held for trading purposes. These investments are subject to changes in the market price of securities. The fair value of available-for-sale equity securities as of March 31, 2009 and March 31, 2008 was Rs 5,501.6 million and Rs 27,273.9 million respectively. A 10 % change in equity prices of available-for-sale securities held as of March 31, 2009 and March 31, 2008 would result in an impact of Rs 550.2 million and Rs 2,727.4 million on equity, respectively.

The Company has investments in unquoted shares, the fair value of which cannot be reliably measured, of Rs. 2,376.0 million as of March 31, 2009 and Rs. 2,695.0 million as of March 31, 2008

ii)	Credit risk

Credit risk is the risk of financial loss arising from counterparty failure to repay or service debt according to the contractual terms or obligations. Credit risk encompasses of both, the direct risk of default and the risk of deterioration of creditworthiness as well as concentration risks.

Financial instruments that are subject to concentrations of credit risk principally consist of investments classified as loans and receivables, trade receivables, finance receivables, loans and advances, derivative financial instruments, financial guarantee issued for equity accounted entities (other than the Company’s share). None of the financial instruments of the Company result in material concentrations of credit risks.

Exposure to credit risk

The carrying amount of financial assets represents the maximum credit exposure. The maximum exposure to credit risk was Rs. 271,333.8 million as of March 31, 2009 and Rs. 240,586.8 million as of March 31, 2008, being the total of the carrying amount of cash equivalents, bank deposit, margin money, financial assets and financial guarantee, excluding cash, equity investments and investment in mutual funds.

Financial assets that are neither past due nor impaired

None of the company’s cash equivalents, including time deposits with banks, are past due or impaired. Regarding trade receivables and other receivables, and other loans or receivables that are neither impaired nor past due, there were no indications as of March 31, 2009, that defaults in payment obligations will occur.

Credit quality of financial assets and impairment loss

The ageing of trade receivables and finance receivables as of balance sheet date is given below. The age analysis have been considered from the due date.

	As of March 31,
	2009		2009		2009		2009		2008		2008
	( In millions)
Trade receivables	Gross		Allowance		Gross		Allowance		Gross		Allowance
Period (in months)
Not due	US$	768.1	US$	(2.8)	Rs.	38,958.1	Rs.	(143.5)	Rs.	22,200.3	Rs.	(65.2)
Overdue 1-3 months		181.1		(0.5)		9,186.5		(23.1)		6,331.0		—
Overdue 3-6 months		60.3		(16.4)		3,057.3		(830.4)		635.3		(38.9)
Overdue more than 6 months		49.4		(19.9)		2,504.0		(1,011.8)		1,879.1		(900.7)

Total	US$	1,058.9	US$	(39.6)	Rs.	53,705.9	Rs.	(2,008.8)	Rs.	31,045.7	Rs.	(1,004.8)

	As of March 31,
	2009		2009		2009		2009		2008		2008
	( In millions)
Finance receivables	Gross		Allowance		Gross		Allowance		Gross		Allowance
Period (in months)
Not due	US$	3,038.5	US$	(86.5)	Rs.	154,114.6	Rs.	(4,387.3)	Rs.	159,379.6	Rs.	(1,697.7)
Overdue up to 11 months		139.5		(13.1)		7,069.8		(665.6)		5,112.2		(120.1)
Overdue more than 11 months		99.2		(46.6)		5,033.6		(2,362.3)		2,255.7		(970.2)

Total	US$	3,277.2	USS$	(146.2)	Rs.	166,218.0	Rs.	(7,415.2)	Rs.	166,747.5	Rs.	(2,788.0)

iii)	Liquidity risk

Liquidity risk refers to the risk that the Company cannot meet its financial obligations.

The Company has obtained working capital lines from a consortium of bankers. Further, the Company has access to funds from debt markets via commercial paper programs, non-convertible debentures, fixed deposits from public, etc. The Company also constantly monitors funding options available in the debt and capital markets with a view to maintaining financial flexibility. The Company is also pursuing alternatives for meeting its long term funding requirements. The Company’s subsidiaries establish their own lines of credit with banks and other lenders.

The table below provides details regarding the contractual maturities of financial liabilities, including estimated interest payments as of March 31, 2009:

	Carrying amount		Due in 1st Year		Due in 2nd Year		Due in 3rd to 5th Year		Due after 5 Years		Total contractual cash flows		Total contractual cash flows
	(In millions)
Non derivative financial liabilities
Accounts payable and acceptances	Rs.	193,609.7	Rs.	193,609.7	Rs.	—	Rs.	—	Rs.	—	Rs.	193,609.7	US$	3,817.2
Borrowings and interest accrued thereon		437,317.5		333,152.6		54,048.6		84,880.9		—		472,082.1		9,307.6
Other finance liabilities		15,395.0		4,443.7		6,194.7		3,896.9		1,399.0		15,934.3		314.2
Derivative liabilities		2,086.4		2,086.4		—		—		—		2,086.4		41.1

Total	Rs.	648,408.6	Rs.	533,292.4	Rs.	60,243.3	Rs.	88,777.8	Rs.	1,399.0	Rs.	683,712.5	US$	13,480.1

The above assumes that the foreign currency convertible debt securities are repaid on maturity. However if converted the amount repayable in 1st year , 2nd year and 3rd to 5th year will reduce by Rs 213.6 million, Rs. 6,029.0 million and Rs. 51,521.7 million respectively.

The table below provides details regarding the contractual maturities of financial liabilities, including estimated interest payments as of March 31, 2008.

Financial Liabilities	Carrying amount		Due in 1st Year		Due in 2nd Year		Due in 3rd to 5th Year		Due after 5 Years		Total contractual cash flows
	(In millions)
Non derivative financial liabilities
Accounts payable and Acceptances	Rs.	85,968.5	Rs.	85,968.5	Rs.	—	Rs.	—	Rs.	—	Rs.	85,968.5
Borrowings and interest accrued thereon		221,133.0		121,510.9		48,727.8		75,990.0		82.4		246,311.1
Other finance liabilities		10,444.3		4,937.8		2,086.0		2,986.3		560.6		10,570.7
Derivative liabilities		897.2		897.2		—		—		—		897.2

Total	Rs.	318,443.0	Rs.	213,314.4	Rs.	50,813.8	Rs.	78,976.3	Rs.	643.0	Rs.	343,747.5

The above assumes that the foreign currency convertible debt securities are repaid on maturity. However if converted the amount repayable in 1st year , 2nd year and 3rd to 5th year will reduce by Rs. 79.9 million, Rs. 302.9 million and Rs. 46,523.5 million respectively.

iv)	Derivative financial instruments and risk management

The Company has entered into variety of interest rate and foreign currency forward contracts and options to manage its exposure to fluctuations in foreign exchange rates and interest rates. The counter party is generally a bank. These financial exposures are managed in accordance with its risk management policies and procedures.

The Company enters into interest rate swaps and interest rate currency swap agreements mainly to manage exposure on its fixed-rate or variable-rate debt. The Company uses interest rate derivatives or currency swaps to hedge exposure to exchange rate fluctuations on principal and interest payments for borrowings denominated in foreign currencies.

Specific transactional risks include risks like liquidity and pricing risks, interest rate and exchange rates fluctuation risks, volatility risks, counterparty risks, settlement risks and gearing risks.

The Company is also exposed to equity price risk, interest rate risk and currency risk on embedded derivative, i.e., conversion option in foreign currency convertible notes/convertible alternative reference securities accounted for separately.

Fair value of derivative financial instruments other than conversion options are generally based on quotations obtained from inter-bank market participants.

Fair value of conversion option in foreign currency convertible notes is determined using various option valuation models such as Black Scholes Merton model, Cox Ross Rubinstein model and Monte Carlo simulation. These models consider various inputs, such as stock price as at the date of valuation, strike price of the option as per terms of issue of the instrument, time to expiry, volatility of the underlying share price, risk free interest rate, expected dividend etc.

The main assumptions used for the purpose of valuations are as follows:

Assumptions used in valuation of foreign currency convertible notes (FCCN)/ convertible alternative reference securities (CARS) as of March 31,2009

		Assumptions
	Currency	Share price in foreign currency	Volatility in share price	Risk free interest rate
FCCN due in 2011	USD	3.0	72.9%	0.8%
CARS due in 2012	USD	2.7	72.9%	1.2%
FCCN due in 2011	JPY	292.0	77.8%	0.4%

Assumptions used in valuation of foreign currency convertible notes (FCCN)/ convertible alternative reference securities (CARS) as of March 31, 2008

		Assumptions
	Currency	Share price in foreign currency	Volatility in share price	Risk free interest rate
FCCN due in 2011	USD	13.9	37.0%	1.8%
CARS due in 2012	USD	15.0	37.0%	2.1%
FCCN due in 2011	JPY	1,387.7	39.1%	0.6%

The fair value of derivative financial instruments including embedded derivative is as follows:

	As of March 31,
	2009		2009		2008
	(In millions)
Forward exchange contracts, options, interest rate swaps and currency swaps	US$	(38.4)	Rs.	(1,948.8)	Rs.	(693.2)
Embedded derivative-conversion option		(2.5)		(125.7)		(2,932.2)

Total	US$	(40.9)	Rs.	(2,074.5)	Rs.	(3,625.4)

The loss on derivative contracts recognized in the statement of operations was Rs. 659.3 million for the year ended March 31, 2009. The loss on forward contracts recognized in statement of recognized income and expense during the year ended March 31, 2009 was Rs 875.1 million (net of tax).

The gain on derivative contracts recognized in the statement of operations was Rs. 3,971.1 million for the year ended March 31, 2008.

In respect of Company’s forward and option contracts, a 10% appreciation/depreciation of the foreign currency underlying such contracts would have resulted in an approximate loss of Rs. 649.9 million and an approximate gain of Rs. 683.2 million respectively, in the Company’s hedging reserve as of March 31, 2009 and an approximate loss of Rs.337.6 million and an approximate gain of Rs. 365.3 million respectively in the Company’s statement of operations for the year ended March 31, 2009.

In respect of Company’s forward and option contracts, a 10% appreciation/depreciation of the foreign currency underlying such contracts would have resulted in an approximate loss of Rs. 2,853.9 million and gain of Rs. 2,771.5 million respectively for the year ended March 31, 2008.

In respect of embedded derivative, conversion option:

A 10% increase/decrease in Company’s share price would have resulted in an approximate loss of Rs 37.5 million and an approximate gain of Rs 30.1 million respectively for the year ended March 31, 2009.

A 10% increase/decrease in Company’s share price would have resulted in an approximate loss of Rs 1,001.1 million and an approximate gain of Rs 673.0 million respectively for the year ended March 31, 2008.

A 10% appreciation/depreciation in the underlying foreign currency would have resulted in an approximate gain of Rs. 16.6 million and loss of Rs 18.4 million respectively, for the year ended March 31, 2009.

A 10% appreciation/depreciation in the underlying foreign currency would have resulted in an approximate gain of Rs 321.7 million and loss of Rs. 513.9 million respectively for the year ended March 31, 2008.

A 50 basis points and 25 basis points appreciation/depreciation in US interest rates and Japan interest rates would have resulted in an approximate loss of Rs. 2.1 million and gain of Rs 1.9 million respectively, for the year ended March 31, 2009.

A 100 basis points and 25 basis points appreciation/depreciation in US interest rates and Japan interest rates would have resulted in an approximate loss of Rs 34.9 million and gain of Rs. 22.9 million respectively, for the year ended March 31, 2008.

The above analysis assumes that all other variables (other than variable under consideration) remain constant.

(Note: The impact is indicated on the income/loss before tax basis).

41.	Segment reporting

In accordance with IAS 14 – Segment Reporting, the Company’s primary segments are based on business segments as the risks and rewards are affected predominantly by the products and services it produces and renders.

The Company primarily operates in the automotive segment. The Automotive segment includes all activities relating to development, design, manufacture, assembly and sale of vehicles including financing thereof, as well as sale of related parts and accessories. The Company provides financing for vehicles sold by it in India. The vehicle financing is intended to drive sale of vehicles by providing financing to the dealers’ customers and as such is an integral part of automotive business. The financing activity is assessed as an integral part of the overall automotive business. The operating results of the financing activity does not include all of the interest or cost of funds employed for the purposes of financing, and therefore the operating results of this activity is not used to make decisions about resources to be allocated or to assess performance.

The acquisition of Jaguar Land Rover in June 2008 has expanded the Company’s presence in the international markets. Pending completion of the integration process of Jaguar Land Rover, with the Company’s automotive business, which is being undertaken following the acquisition, the Company has disclosed two reportable segments in its automotive business—Tata vehicles and Jaguar Land Rover, for the year ended March 31, 2009.

The Company’s other segment comprises primarily activities relating to production, designing and selling of construction equipment, engineering solutions and software operations. None of the other operating segments meets the quantitative thresholds specified in IAS 14, and accordingly, have been aggregated.

The segment information presented is in accordance with the accounting policies adopted for preparing the consolidated financial statements of the Company.

	For the year ended March 31, 2009
	Automotive and related activity								Others
	*Tata Vehicles/ spares and financing thereof		Jaguar Land Rover		Intra-segment eliminations		Total		Others		Inter-segment eliminations		Total		Total
	(In millions)
Revenues
External revenue	Rs.	300,630.5	Rs.	390,889.1	Rs.	—	Rs.	691,519.6	Rs.	31,286.7	Rs.	—	Rs.	722,806.3	US$	14,250.9
Inter-segment revenue		258.0		—		—		258.0		4,147.4		(4,405.4)		—		—

Total revenues	Rs.	300,888.5	Rs.	390,889.1	Rs.	—	Rs.	691,777.6	Rs.	35,434.1	Rs.	(4,405.4)	Rs.	722,806.3	US$	14,250.9

Segment results		17,120.5		(30,528.8)		—		(13,408.3)		2,902.0		(483.9)		(10,990.2)		(216.8)
Share of loss of equity accounted investees		(3,442.4)		—		—		(3,442.4)		(21.6)		—		(3,464.0)		(68.3)
Other income														11,516.7		227.1
Excess of fair value of net assets acquired over cost of acquisition														6,569.6		129.5
Exchange differences on borrowings and deposits														(32,439.1)		(639.6)
Interest income														3,097.2		61.1
Interest expense (net)														(34,222.3)		(674.7)
Income tax expense														(841.8)		(16.6)

Net loss													Rs.	(60,773.9)	US$	(1,198.3)

	For the year ended March 31, 2009
	Automotive and related activity								Others
	* Tata Vehicles/ spares and financing thereof		Jaguar Land Rover		Intra-segment eliminations		Total		Others		Inter-segment eliminations		Total		Total
	(In millions)
Depreciation and amortization	Rs.	9,667.2	Rs.	17,732.0	Rs.	—	Rs.	27,399.2	Rs.	640.6	Rs.	—	Rs.	28,039.8	US$	552.8
Capital expenditures	Rs.	52,576.8	Rs.	46,089.7	Rs.	—	Rs.	98,666.5	Rs.	3,098.6	Rs.	(567.8)	Rs.	101,197.3	US$	1,995.2

	As of March 31, 2009

Segment assets	Rs.	390,638.9	Rs.	308,992.6	Rs.	—	Rs.	699,631.5	Rs.	31,804.1	Rs.	(3,085.5)	Rs.	728,350.1	US$	14,360.2
Investment in equity accounted investees		7,992.0		—		—		7,992.0		20.2		—		8,012.2		158.0

Other unallocated assets														46,267.1		912.5

Total Assets													Rs.	782,629.4	US$	15,430.7

Segment liabilities	Rs.	60,286.8	Rs.	179,024.2	Rs.	—	Rs.	239,311.0	Rs.	8,209.1	Rs.	(1,046.9)	Rs.	246,473.2	US$	4,859.5
Other unallocated liabilities														497,430.4		9,807.7

Total liabilities													Rs.	743,903.6	US$	14,667.2

	For the year ended March 31, 2008
	Automotive		Other		Inter-segment eliminations		Total
	(In millions)
Revenues
External revenue	Rs.	336,590.8	Rs.	33,664.0	Rs.	—	Rs.	370,254.8
Inter-segment revenue		449.3		3,434.5		(3,883.8)		—

Total revenues	Rs.	337,040.1	Rs.	37,098.5	Rs.	(3,883.8)	Rs.	370,254.8

Segment results		34,611.6		5,521.5		(263.6)		39,869.5
Share of profit of equity accounted investees		43.6		8.5		—		52.1
Other income								5,996.5
Exchange differences on borrowings and deposits								1,565.4
Interest income								1,653.1
Interest expense (net)								(16,463.5)
Income tax expense								(9,470.1)

Net income							Rs.	23,203.0

	For year ended March 31, 2008
	Automotive		Other		Inter-segment eliminations		Total
	(In millions)
Depreciation and amortization	Rs.	7,889.5	Rs.	386.0	Rs.	—	Rs.	8,275.5
Capital expenditures	Rs.	49,924.9	Rs.	1,712.0	Rs.	(251.3)	Rs.	51,385.6

	As of March 31, 2008
Segment assets	Rs.	367,635.3	Rs.	20,323.1	Rs.	(2,942.4)	Rs.	385,016.0
Investment in equity accounted investees		9,735.2		48.9		—		9,784.1
Other unallocated assets								79,335.6
Total Assets							Rs.	474,135.7

Segment liabilities	Rs.	67,159.7	Rs.	6,475.7	Rs.	(863.5)	Rs.	72,771.9
Other unallocated liabilities								277,047.3
Total liabilities							Rs.	349,819.2

Segment revenues, expenses and results include transfer between segments. Such transfers are undertaken either at competitive market prices charged to unaffiliated customers for similar goods or at contracted rates. These transfers are eliminated on consolidation.

Other income includes income from investments, gain on sale of investments, gain on conversion options and profit on buy-back of convertible debt securities.

Unallocated assets include interest bearing loans and deposits, investments, accrued interest income and income tax assets.

Unallocated liabilities include borrowings, accrued interest thereon and income tax liabilities

* Tata Vehicles include Tata Daewoo and Fiat traded vehicles.

Information concerning principal geographical areas is as follows:

Net sales to external customers by geographical area by location of customers:

	Years ended March 31,
	2009		2009		2008
	(In millions)
India	US$	5,380.3	Rs.	272,889.6	Rs.	298,315.7
United States of America		1,184.3		60,070.1		5,972.8
United Kingdom		3,304.5		167,604.7		1,575.6
Rest of Europe		1,795.6		91,070.5		12,090.6
Rest of the World		2,586.2		131,171.4		52,300.1

Total	US$	14,250.9	Rs.	722,806.3	Rs.	370,254.8

Segment assets by geographical area:

	Years ended March 31,
	2009		2009		2008
	(In millions)
India	US$	7,576.8	Rs.	384,293.9	Rs.	351,063.0
United States of America		366.9		18,609.2		1,630.4
United Kingdom		4,806.4		243,782.5		4,299.0
Rest of Europe		665.8		33,773.3		5,285.6
Rest of the World		944.3		47,891.2		22,738.0

Total	US$	14,360.2	Rs.	728,350.1	Rs.	385,016.0

Capital expenditure by geographic area:

	Years ended March 31,
	2009		2009		2008
	(In millions)
India	US$	1033.0	Rs.	52,397.8	Rs.	48,105.2
United States of America		1.4		69.9		19.9
United Kingdom		903.6		45,829.6		102.1
Rest of Europe		6.9		348.0		144.8
Rest of the World		50.3		2,552.0		3,013.6

Total	US$	1,995.2	Rs.	101,197.3	Rs.	51,385.6

42.	Related party transactions

The Company’s related parties principally consist of Tata Sons Ltd., subsidiaries of Tata Sons Ltd, associates and joint ventures of the Company. The company routinely enters into transactions with these related parties in the ordinary course of business. The Company enters into transactions for sale and purchase of products with its associates and joint ventures. Transactions and balances with its own subsidiaries are eliminated on consolidation.

The following table summarizes related party transactions and balances included in the consolidated financial statements for the year ended March 31, 2009:

	With associates		With joint ventures		With Tata Sons Ltd and its subsidiaries		Total		Total
	(In millions)
Purchases of products	Rs.	20,317.8	Rs.	7,493.4	Rs.	7.9	Rs.	27,819.1	US$	548.5
Purchase of property, plant & equipment		10.6		—		21.3		31.9		0.6
Sale of products		1,098.9		670.3		151.0		1,920.2		37.9
Services received		129.1		—		2,723.3		2,852.4		56.2
Services rendered		55.2		340.4		974.6		1,370.2		27.0
Interest/dividend (income)/expense, net		(368.8)		(339.6)		1,982.7		1,274.3		25.1
Sale of portion of equity interest in subsidiaries ( See note-34)		—		—		1,610.2		1,610.2		31.8
Gain on sale of portion of equity interest in subsidiaries (See note-34)		—		—		1,404.7		1,404.7		27.7
Sale of investment		—		—		5,667.6		5,667.6		111.7
Gain on sale of investment		—		—		4,066.2		4,066.2		80.2
Amounts receivable in respect of loans and interest thereon		287.3		2,650.0		—		2,937.3		57.9
Amounts payable in respect of loans and interest thereon		—		—		10,788.0		10,788.0		212.7
Trade and other receivables		195.3		847.0		394.7		1,437.0		28.3
Accounts payable		801.1		1,557.9		789.2		3,148.2		62.1
Guarantees given		—		8,565.3		—		8,565.3		168.9
Loans given		27.6		3,150.0		—		3,177.6		62.6
Investment in equity		261.7		2,679.5		—		2,941.2		58.0
Loans taken		—		—		10,673.9		10,673.9		210.5
Proceeds from issue of shares		—		—		29,794.0		29,794.0		587.4

The following table summarizes related party transactions and balances included in the consolidated financial statements for the year ended March 31, 2008:

	With Associates		With joint ventures	With Tata Sons Ltd and its subsidiaries	Total
	(In millions)
Purchases of products	Rs.	28,111.7	9.7	40.6	28,162.0
Purchase of property, plant and equipment		—	—	70.8	70.8
Sale of property, plant and equipment		0.4	—	34.2	34.6
Sale of products		1,486.5	—	63.4	1,549.9
Services received		191.9	—	1,075.5	1,267.4
Services rendered		244.1	146.6	344.3	735.0
Sale of portion of equity interest in subsidiaries (See note-34)		—	—	1,642.5	1,642.5
Gain on sale of portion of equity interest in subsidiaries (See note-34)		—	—	1,100.1	1,100.1
Sale of investments		—	—	350.0	350.0
Sale of investments in associate		—	—	183.9	183.9
Gain on sale of investment in associate		—	—	144.5	144.5
Interest/dividend (income)/expense, net		(311.9)	(23.7)	1,088.2	752.6
Amounts receivable in respect of loans and interest thereon		17.0	517.6	5.8	540.4
Sale of finance receivables (See note-35)		—	—	10,226.0	10,226.0
Gain on sale of finance receivables (included in finance income) (See note-35)		—	—	923.5	923.5
Trade and other receivables		307.1	137.8	184.3	629.2
Accounts payable		2,065.2	9.7	58.7	2,133.6
Loans given		514.8	1,517.8	—	2,032.6
Investment in equity		—	3,704.0	—	3,704.0
Loans taken		63.5	—	—	63.5

Compensation of key management personnel:

	Years ended March 31,
	2009		2009		2008
	(In millions)
Short-term benefits	US$	1.9	Rs.	97.0	Rs.	80.4
Post- employment benefits		0.2		9.0		5.8

Other transactions with key management personnel:

	Years ended March 31,
	2009		2009		2008
	(In millions)
Interest/dividend (income)/expense, net	US$	0.1	Rs.	5.2	Rs.	0.8
Amounts receivable in respect of loans and interest thereon		—		1.1		2.7
Loans taken		2.6		130.0		—
Proceeds from issue of shares		0.2		14.2		—

Refer Note 36 for information on transactions with post-employment benefit plans.

43.	Subsequent events

In May 2009, the Company raised Rs. 42,000 million through secured non-convertible rupee debentures issued in four tranches with maturities ranging from 2 to 7 years, the proceeds of which were used to repay part of the outstanding bridge loan.

The Company used the proceeds of the above debentures and proceeds from the sale of available-for-sale securities of Rs. 9,529 million to repay a part of the bridge loan outstanding as of March 31, 2009.

In May 2009, the Company renegotiated the terms of the bridge loan and accordingly, the outstanding bridge loan of USD 1 billion is repayable in tranches by December 2010.

44.	Earnings/(loss) per share (“EPS”)

	Net income/(loss) attributable to equity holders of the parent (In millions)		Weighted average shares (Nos.)	Earnings/(loss) per share (Rs./US$)
For the period ended March 31, 2009
Basic and diluted earnings/(loss) per share (ordinary shares and ‘A’ ordinary shares)	Rs.	(60,142.3)	440,481,968	Rs.	(136.5)
	US$	(1,185.8)		US$	(2.7)
For the year ended March 31, 2008
Basic net earnings per share	Rs.	21,976.6	385,438,663	Rs.	57.0
Effect of foreign currency convertible notes		(737.4)	36,714,160		(20.1)
Diluted earnings per share		21,239.2	422,152,823	Rs.	50.3

‘A’ Ordinary shares holders are entitled to receive dividend at 5 percentage points more than the aggregate rate of dividend determined by the Company on Ordinary shares for the financial year.

45.	The financial statements as of and for the year ended March 31, 2009, include the operations of acquired businesses of Jaguar Land Rover , Serviplem S.A and Comoplesa Lebrero S.A. from the respective date of acquisition and hence are not comparable with year ended March 31, 2008.