Form 20-F
period 2010-03-31
TATA MOTORS LTD/FI
filed 2010-09-30
CIK 926042

As filed with the Securities and Exchange Commission on September 30, 2010

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the Fiscal year ended March 31, 2010

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from              to

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report

Commission file number: 001-32294

TATA MOTORS LIMITED

(Exact name of Registrant as specified in its charter)

Not applicable

(Translation of Registrant’s name into English)

Republic of India	Bombay House
(Jurisdiction of incorporation or organization)	24, Homi Mody Street
Mumbai 400 001, India
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

None

(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report. — 506,381,170 Ordinary Shares and 64,176,374 ‘A’ Ordinary Shares, including 58,916,055 Ordinary Shares represented by 58,916,055 American Depositary Shares outstanding as of March 31, 2010.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.    ☒  Yes    ☐  No

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.    ☐  Yes    ☒  No

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.    ☒  Yes    ☐  No

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).    ☐  Yes    ☒  No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer  ☒                 Accelerated filer  ☐                  Non-accelerated filer  ☐

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing.

U.S. GAAP ☐	International Financial Reporting Standards as issued by the International Accounting Standards Board ☒	Other ☐

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.    Item 17  ☐    Item 18  ☐

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).    ☐  Yes    ☒  No

*	Not for trading, but only in connection with listed American Depositary Shares, each representing one share of common stock.

In this annual report

•	References to “we”, “our” and “us” are to Tata Motors Limited and its consolidated subsidiaries, except as the context otherwise requires;

•

References to “dollar”, “US dollar” and “US$” are to the lawful currency of the United States of America; references to “rupees” and “Rs.” are to the lawful currency of India; references to “JPY” are to the lawful currency of Japan; and references to “GBP” are to the lawful currency of the United Kingdom; and “EURO” are to the lawful currency of States of European union; and “Russian Ruble” are to the lawful currency of Russia;

•

References to “US GAAP” are to accounting principles generally accepted in the United States, and references to “Indian GAAP” are to accounting principles generally accepted in India and references “IFRS” are to International Financial Reporting Standards and its interpretations as issued by International Accounting Standards Board;

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

•

References to passenger cars are to vehicles that have a seating capacity of up to six persons, excluding the driver, and that are further classified into the following market segments: mini-cars — which have a length of up to 3,400 mm; compact cars — which have a length between 3,401mm and 4,000 mm; mid-size cars — which have length of between 4,001mm and 4,500mm; executive cars — which have a length between 4,501mm and 4,700 mm; and premium and luxury cars — which have a length between 4,701mm and 5,000mm, and above 5,001mm, respectively;

•

References to utility vehicles, or UVs, and multi-purpose vehicles, or MPVs, are to vehicles that have a seating capacity of seven to twelve persons, excluding the driver, and van-type vehicles that have a seating capacity of seven to twelve persons, excluding the driver, respectively;

•	References to premium cars and SUVs are to a defined list of premium competitor cars and SUVs for our Jaguar Land Rover business;

•

Unless otherwise stated, comparative and empirical Indian industry data in this annual report have been derived from published reports of the Society of Indian Automobile Manufacturers, or SIAM; while international industry data have been derived from published reports of IHS Global Insight;

•	References to a particular “Fiscal” year, such as “Fiscal 2010”, are to our Fiscal year ended on March 31 of that year;

•	Figures in tables may not add up to totals due to rounding;

•	“Millimeters” or “mm” are equal to 1/1000 of a meter. A meter is equal to approximately 39.37 inches and a millimeter is equal to approximately 0.039 inch;

•	“Kilograms” or “kg” are each equal to approximately 2.2 pounds, and “metric tonnes” are equal to 1,000 kilograms or approximately 2,200 pounds;

•	“Litres” are equivalent to 61.02 cubic inches of volume, or approximately 1.057 U.S. quarts of liquid measure; and

•	“Revenues” refers to Total Revenue net of excise duty unless stated otherwise.

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

•	fluctuations in the currency exchange rate against the functional currency of the respective consolidated entities;

•	accidents and natural disasters;

•	terms on which we finance our working capital and capital and product development expenditures and investment requirements;

•	implementation of new projects, including mergers and acquisitions, planned by management;

•	contractual arrangements with suppliers;

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

A. Selected Financial Data.

The following table sets forth selected financial data including selected historical financial information as of and for each of the Fiscal years ended March 31, 2010, 2009 and 2008 in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board, or IFRS.

The selected IFRS consolidated financial data as of and for each of the Fiscal years ended March 31, 2010, 2009 and 2008 are derived from our audited IFRS consolidated financial statements included in this annual report together with the report of Deloitte Haskins & Sells, independent auditors, who have reported that they carried out their audit in accordance with standards of the Public Company Accounting Oversight Board (United States).

Selected IFRS financial data for the years ended March 31, 2007 and 2006 have not been included in this Annual Report on Form 20-F because IFRS financial statements for such periods have not previously been prepared and could not be without unreasonable effort and expense. We changed our basis of accounting to IFRS during the year ended March 31, 2009 and, in connection therewith, our consolidated financial statements for the year ended March 31, 2008 were restated to conform to IFRS. Prior to adoption of IFRS, we prepared financial statements in accordance with accounting principles generally accepted in the United States of America for purposes of our SEC reporting.

You should read our selected financial data in conjunction with Item 5 “— Operating and Financial Review and Prospects”.

Selected Financial Data Prepared in Accordance with IFRS

	For each of the years ended March 31,
	2010	2010	2009	2008
	(In US$ millions, except share and per share amounts)	(in Rs. millions, except share and per share amount)
Revenues	20,144.0	904,465.9	702,636.0	352,688.2
Finance revenues	485.5	21,796.9	20,170.3	17,566.6
Total revenues	20,629.5	926,262.8	722,806.3	370,254.8
Change in inventories of finished goods and work-in-progress	(208.1)	(9,343.9)	15,793.3	(202.2)
Purchase of products for sale	2,156.9	96,839.1	71,260.2	24,056.8
Raw materials and consumables	11,830.9	531,209.4	401,679.9	223,388.8
Employee cost	1,958.7	87,944.9	75,199.7	28,763.6
Depreciation and amortization	816.0	36,636.6	28,039.8	8,275.5
Other expenses	4,026.9	180,807.7	175,613.6	57,920.9
Expenditure capitalised	(1,025.5)	(46,046.7)	(45,310.9)	(9,799.6)
Gain on sale of controlling equity interest in subsidiary	(613.9)	(27,565.5)	(1,404.7)	(148.0)
Other (income)/loss (net)	9.3	418.6	(14,294.8)	(7,530.0)
Excess of fair value of net assets acquired over cost of acquisition	—	—	(6,569.6)	—
Foreign exchange (gain)/loss (net)	(357.4)	(16,045.3)	48,142.8	(1,902.4)
Interest income	(57.2)	(2,570.1)	(3,097.2)	(1,653.1)
Interest expense (net)	899.7	40,396.0	34,222.3	16,463.5
Share of (profit)/loss of equity accounted investees	27.4	1,229.3	3,464.0	(52.1)

Net income / (loss) before tax	1,165.8	52,352.7	(59,932.1)	32,673.1
Income tax expense	(329.0)	(14,771.6)	(841.8)	(9,470.1)

Net income / (loss)	836.8	37,581.1	(60,773.9)	23,203.0

Attributable to:
Shareholders of Tata Motors Limited	846.8	38,028.7	(60,142.3)	21,976.6
Non-controlling interests	(10.0)	(447.6)	(631.6)	1,226.4

	For each of the years ended March 31,
	2010	2010	2009	2008
	(In US$ millions, except share and per share amounts)	(in Rs. millions, except share and per share amount)
Dividends per Ordinary share	US$ 0.1	Rs. 6.0	Rs. 15	Rs. 15
Dividends per share ‘A’ Ordinary Share	US$ 0.1	Rs. 6.5	—	—
Weighted average Ordinary shares:
Basic	463,736,463	463,736,463	413,053,469	385,438,663
Diluted	463,886,434	463,886,434	413,053,469	422,152,823
Weighted average ‘A’ Ordinary share:
Basic	64,176,028	64,176,028	27,428,499	—
Diluted	64,276,164	64,276,164	27,428,499	—

Earnings per Ordinary share:
Basic	US$ 1.6	Rs. 72.0	Rs. (136.5)	Rs. 57.0
Diluted	US$ 1.6	Rs. 71.9	Rs. (136.5)	Rs. 50.3
Earnings per share of ‘A’ Ordinary Share:
Basic	US$ 1.6	Rs. 72.5	Rs. (136.5)	—
Diluted	US$ 1.6	Rs. 72.4	Rs. (136.5)	—

	As of March 31,
	2010	2010	2009	2008
	(in US $ millions, except number of shares)	(in Rs. millions, except number of shares)
Balance Sheet Data
Total Assets	20,249.0	909,180.7	782,629.4	474,135.7
Long term debt, net of current portion	4,552.3	204,397.4	116,185.9	108,028.1
Total shareholders equity	2,276.7	102,222.8	38,725.8	124,316.5
Number of Equity shares outstanding
-Ordinary Shares	506,381,170	506,381,170	449,832,659	385,503,954
-‘A’ Ordinary Shares	64,176,374	64,176,374	64,175,655	—

Exchange Rate Information

For convenience, some of the financial amounts presented in this annual report have been translated from rupee amounts into dollar amounts at the rate of Rs.44.90 = US $1.00, based on the fixing rate in the City of Mumbai on March 31, 2010 for cable transfers in Indian rupees as published by the Foreign Exchange Dealers’ Association of India or FEDAI, the date of our most recent balance sheet included in this annual report. However, such translations do not imply that the rupee amounts have been could have been or could be converted into dollars at that or any other rate.

The following table sets forth, for the Fiscal years ended March 31, 2010, 2009, 2008, 2007 and 2006 information with respect to the exchange rate between the rupee and the dollar (in rupees per US dollar) as published by Bloomberg L.P.

Fiscal year ended March 31,	Period End	Period Average	High	Low
2010	44.92	47.42	50.64	44.92
2009	50.73	45.82	51.97	39.77
2008	40.12	40.26	43.15	39.27
2007	43.48	45.24	46.88	43.04
2006	44.62	44.27	46.31	43.18

The following table sets forth information with respect to the exchange rate between the rupee and the dollar (in rupees per US dollar) for the previous six months as published by Bloomberg L.P.

Month	Period End	Period Average	High	Low
March 2010	44.92	47.43	50.64	44.92
April 2010	44.36	44.47	44.73	44.29
May 2010	46.37	45.82	47.70	44.52
June 2010	46.60	46.58	47.15	45.75
July 2010	46.41	46.83	47.36	46.41
August 2010	47.07	46.59	47.07	46.13

Source: Bloomberg L.P

As of September 29, 2010, the value of the rupee against the US dollar was Rs.44.95 per US$1.00, as published by Bloomberg L.P

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

The severe recessionary impact of the sub-prime financial crisis and the recent sovereign debt crisis in the Euro zone continue to be a cause of concern despite concerted efforts to contain the adverse impact of these events on global recovery.

The Indian automotive industry is affected substantially by the general economic conditions in India and around the world. The demand for automobiles in the Indian market is influenced by factors including the growth rate of the Indian economy, easy availability of credit, and increase in disposable income among Indian consumers, interest rates, freight rates and fuel prices. Even though India had little exposure to sub-prime assets, it was affected severely by the subprime crisis’ consequential impact on global credit markets and the associated significant decline in exports. The GDP growth rate decelerated from 9% in Fiscal 2007-08 to 7.4% in Fiscal 2009-10. In response to the crisis, the Indian Government took measures in the form of a stimulus package targeted at critical industry segments including the automotive industry. The country’s central bank, the Reserve Bank of India or RBI, also reversed its anti-inflationary policy to stimulate growth. These measures saw the automotive industry rebound gradually starting with the passenger vehicles market followed by the markets for light commercial vehicles and medium and heavy trucks. The automotive industry in general is cyclical and economic slowdowns in the past have affected the manufacturing sector including the automotive and related industries. Deterioration in key economic factors such as growth rate, interest rates and inflation as well as reduced availability of financing for vehicles at competitive rates may adversely affect our automotive sales in India and results of operations.

Our Jaguar and Land Rover have significant presence in the UK, North America and Continental Europe and have the operations in many major countries across the globe. We also have automotive operations in South Korea, Spain and Thailand. The global economic downtown significantly impacted the global automotive markets, particularly in the United States and Europe, where our Jaguar Land Rover operations have significant sales exposure. Our strategy, which includes new product launches and expansion into growing markets such as China, Russia and Brazil, may not be sufficient to mitigate the decrease in demand for our products in established markets and this could have a significant adverse impact on our financial performance. In response to the recent economic slowdown, we further intensified efforts to review and realign our cost structure such as reducing manpower costs and other fixed costs. Further, our Jaguar Land Rover business is exploring opportunities to reduce breakeven levels through increased sourcing of materials from low cost countries, reduction in number of suppliers, reduction in number of platforms, reduction in engineering change costs, increased use of off-shoring and several other initiatives. Although consumer sentiments have improved in many developed markets since late 2009, if industry demand softens because of a major debt crisis, negative economic growth in key markets or other factors, our results of operations and financial condition could be substantially and adversely affected.

We have incurred a substantial amount of indebtedness which could adversely affect our future business performance and financial condition.

We had borrowed US$3 billion under a short-term bridge loan facility for the acquisition of Jaguar Land Rover in fiscal 2009. This loan has been entirely repaid through funds raised by the issuance of equity and equity-linked instruments, the divestment of some of our investments, as well as through proceeds from Secured Non-Convertible Credit Enhanced Rupee Debentures. During fiscal 2008-09 and fiscal 2009-10, we set up working capital facilities at our Jaguar Land Rover operations, which were acquired on a cash-free, debt-free basis in June, 2008. The worsening global economic situation following our acquisition also required us to raise additional debt. Further, the funds we had committed for certain new products and expansion plans had to be assured. Thus, although we have paid down, part of our debt with equity and funds raised through sale of investments, we continue to have a significant amount of debt. As of March 31, 2010, we had a total debt of Rs.423,152 million.

Our level of indebtedness may affect us in several ways, including by: (i) requiring us to dedicate a substantial portion of our cash flow from operations to payments on our indebtedness, thereby reducing the availability of our cash flow to fund working capital, capital expenditures, acquisitions and other general corporate purposes, (ii) affecting our ability to generate sufficient cash for principal and interest payments and other amounts due in respect of the debt, (iii) materially impacting our ability to pay dividends in the future and/or (iv) leading to a downgrade of our credit rating by international and domestic rating agencies, thereby adversely impacting the interest rates and commercial terms on which additional financing is available to us.

We aim to pursue further suitable steps to de-leverage and de-risk our balance sheet from volatility through internal accruals, capital raising and divestment of investments. However, the execution of our deleveraging plan is subject to various risks, including, among other things: (i) failure to receive any regulatory or corporate approvals that are necessary, (ii) adverse market conditions, which have been particularly exacerbated by the dislocation of the fixed income and securitization markets following the global credit crisis, (iii) foreign currency movements and (iv) failure of our growth plans to materialize as anticipated.

We cannot assure you that all of the conditions for our deleveraging and funding plans will be satisfied. If we or any other relevant parties are unable to satisfy any of the conditions for our funding plans or to satisfy these conditions in the time frame that we expect, we may not be able to repay our debt in the time frame that we expect, which could materially adversely affect our future business performance and financial condition. In addition, our cost of borrowing depends in part on our credit ratings by international and domestic rating agencies. A downgrade of our rating for foreign or local currency borrowings could adversely impact our ability to raise funds as per our plans through the incurrence of debt and the interest rates at which such financing alternatives may be available to us.

Restrictive covenants in our financing agreements may limit our operations and financial flexibility and adversely impact our future results and financial condition.

Some of our financing agreements and debt arrangements set limits on and/or require us to obtain lender consents before, among other things, pledging assets as security. In addition, certain financial covenants may limit our ability to borrow additional funds or to incur additional liens. In the past, we have been able to obtain required lender consents for such activities. However, there can be no assurance that we will be able to obtain such consents in the future. If our financial or growth plans require such consents and such consents are not obtained, we may be forced to forego or alter our plans, which could adversely affect our results of operations and financial condition.

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

Because of the acquisition of Jaguar Land Rover, our historical financial statements may not be comparable.

On June 2, 2008, we completed the acquisition of Jaguar Land Rover from the Ford Motor Company, or Ford. Therefore, our financial statements for the fiscal years ended March 31, 2009 and 2010 include the results of Jaguar Land Rover for the period commencing from June 2, 2008 to March 31, 2009 and for the fiscal year ended March 31, 2010, respectively. Our historical consolidated financial statements for the fiscal years ended on and before March 31, 2008 do not include the results of Jaguar Land Rover, and neither pro forma nor historical consolidated financial statements showing our combined results of operations and financial condition, including Jaguar Land Rover, have been prepared or are being provided in this annual report.

This may make it difficult to compare our past performance and financial condition or to estimate our consolidated performance in the future. Moreover, the global disruption of the automotive industry, including Jaguar Land Rover’s markets, makes past performance of the business not necessarily indicative of future demand, trends or results.

Currency and exchange rate fluctuations could adversely affect our results of operations.

Our operations are subject to risk arising from fluctuations in exchange rates with reference to countries in which we operate. These risks primarily stem from the relative movements of the GBP, the US dollar, the Japanese Yen, the Euro and the Indian Rupee.

We import capital equipment, raw materials and components from, and also sell our vehicles in various countries. These transactions are denominated primarily in US dollars and Euros. Moreover, we have outstanding foreign currency denominated debt and are sensitive to fluctuations in foreign currency exchange rates. We have experienced and expect to continue to experience foreign exchange losses and gains on obligations denominated in foreign currencies in respect of our borrowings and foreign currency assets and liabilities due to currency fluctuations. Our Jaguar Land Rover operations have significant exposure considering our vehicle sales in the US, Europe and China. In addition, Jaguar Land Rover sources a significant portion of input material from European suppliers. A weakening of the GBP against the US dollar as well as a weakening of the Euro against the GBP, especially in the latter part of the Fiscal year, had a favourable impact on our Jaguar Land Rover operations. Similarly appreciation of the Indian Rupee against the US dollar also favourably impacted our borrowing cost and consequently, our results of operations.

Although we engage in currency hedging in order to decrease our foreign exchange exposure, a weakening of the Indian Rupee against the US dollar or other major foreign currencies may have an adverse effect on our cost of borrowing and consequently may increase our financing costs, which could have a significant adverse impact on our results of operations.

Financial instability in other countries could disrupt our business and cause the trading price of our Shares and ADSs to decrease.

The Indian automotive market and the Indian economy are influenced by economic and market conditions in other countries. Although economic conditions are different in each country, investors’ reactions to developments in one country can have adverse effects on the securities of companies and the economy as a whole, in other countries, including India. A loss of investor confidence in the financial systems of other emerging markets may cause volatility in Indian financial markets and indirectly, in the Indian economy in general. Any worldwide financial instability could also have a negative impact on the Indian economy, including the movement of exchange rates and interest rates in India. In the event that the current difficult conditions in the global credit markets continue, or if the recovery is slower than expected, or if there is any significant financial disruption, this could have an adverse effect on our cost of funding, loan portfolio, business, prospects, results of operations, financial condition and the trading price of our Shares and ADSs.

Intensifying competition could materially and adversely affect our sales and results of operations.

The global automotive industry is highly competitive and competition is likely to further intensify in view of the continuing globalization and consolidation in the worldwide automotive industry. Competition is especially likely to increase in the premium automotive categories as each market participant intensifies its efforts to retain its position in established markets while also developing a presence in emerging markets. The factors affecting competition include product quality and features, innovation and product development time, ability to control costs, pricing, reliability, safety, fuel economy, customer service and financing terms. There can be no assurance that we will be able to compete successfully in the global automotive industry in the future.

The Indian automobile industry is highly competitive. We face strong competition in the Indian market from domestic as well as foreign automobile manufacturers. Improving infrastructure and robust growth prospects compared to other mature markets are attracting a number of international companies to India either through joint ventures with local partners or through independently owned operations in India. International competitors bring with them decades of international experience, global scale, advanced technology and significant financial resources. Consequently, domestic competition is likely to further intensify in the future. There can be no assurance that we will be able to implement our future strategies in a way that will mitigate the effects of increased competition in the Indian automotive industry.

Our future success depends on our ability to satisfy changing customer demands by offering innovative products in a timely manner and maintaining such products’ competitiveness.

Our competitors can gain significant advantages if they are able to offer products satisfying customer needs earlier than we are able to and this could adversely impact our sales and results of operations. Unanticipated delays or cost overruns in implementing new product launches, expansion plans or capacity enhancements could adversely impact our results of operations.

Customer preferences especially in many of the developed markets seem to be moving in favour of more fuel efficient vehicles. Further, in many countries there has been significant pressure on the automotive industry to reduce carbon dioxide emissions. In many markets these preferences are driven by increased government regulation and rising fuel prices. Our operations may be significantly impacted if there is a delay in developing fuel efficient products that reflect changing customer preferences, especially in the premium automotive category. There can be no assurance that the market acceptance of our future products will meet our expectations, in which case we may be unable to realize the intended economic benefits of our investments and our results of operations may be adversely affected.

We are subject to risks associated with product liability, warranty and recall.

We are subject to risks and costs associated with product liability, warranties and recalls, should we supply defective products, parts, or related after-sales services, including by generating negative publicity, which may adversely affect our business, results of operations and financial condition. Such events could also require us to expend considerable resources in correcting these problems and could adversely affect demand for our products. We may also be subject to class actions or other large scale product liability or other lawsuits in various jurisdictions where we have a significant presence.

We are subject to risk associated with our automobile financing business.

We are subject to risks associated with our automobile financing business. Any defaults by our customers or inability to repay instalments as due, could adversely affect our business, results of operations and cash flows. In addition, any downgrades in our credit ratings may increase our borrowing costs and restrict our access to the debt markets. Over time, and particularly in the event of any credit rating downgrades, market volatility, market disruption or otherwise, we may need to reduce the amount of financing receivables we originate, which could adversely affect our ability to support the sale of our vehicles.

Underperformance of our distribution channels and supply chains may adversely affect our sales and results of operations.

Our products are sold and serviced through a network of authorized dealers and service centers across our domestic market, and a network of distributors and local dealers in international markets. We monitor the performance of our dealers and distributors and provide them with support to enable them to perform to our expectations. There can be no assurance, however, that our expectations will be met. Any under-performance by our dealers or distributors could adversely affect our sales and results of operations. We rely on third parties to supply us with the raw materials, parts and components used in the manufacture of our products. Furthermore, for some of these parts and components, we are dependent on a single source. Our ability to procure supplies in a cost effective and timely manner is subject to various factors, some of which are not within our control. While we manage our supply chain as part of our vendor management process, any significant problems with our supply chain in the future could affect our results of operations in an adverse manner.

Adverse economic conditions and falling vehicle sales have had a significant financial impact on some of our suppliers and distributors. Further deterioration of automobile demand and lack of access to sufficient financial arrangements for our supply chain could impair timely availability of components to us, while impairments to the financial condition of our distributors may impact our performance in some markets. In addition, if one or more of the other global automotive manufacturers were to become insolvent, this would have an adverse impact on the supply chains and may further affect our results of operations in an adverse manner.

In respect of our Jaguar Land Rover operations, as part of a separation agreement from Ford, we have entered into a supply agreements with Ford and certain other third parties for critical components. Any disruption of such transitional services could have a material adverse impact on our operations and financial condition.

Increases in input prices may have a material adverse impact on our result of operations.

In Fiscal 2010 and 2009, consumption of raw materials, components and aggregates and purchase of products for sale constituted approximately 66.8% and 67.6% respectively, of total revenues. Prices of commodity items used in manufacturing automobiles, including steel, aluminium, copper, zinc, rubber, platinum, palladium and rhodium have become increasingly volatile over the past two years. Further, with many economies coming out of recession, prices of commodity items such as steel, non-ferrous, precious metals, rubber and petroleum product are expected to rise significantly. While we continue to pursue cost reduction initiatives, an increase in price of input materials could severely impact our profitability to the extent such increase cannot be absorbed by the market through price increases and/or could have a negative impact on the demand . In addition, because of intense price competition and our high level of fixed costs, we may not be able to adequately address changes in commodity prices even if they are foreseeable. Increases in fuel costs also pose a significant challenge to automobile manufacturers worldwide, including us, especially in the commercial and premium vehicle segments where increased fuel prices have an impact on demand.

The performance of our subsidiaries and affiliates may adversely affect our results of operations.

We have made and may continue to make capital commitments to our subsidiaries and affiliates, and if the business or operations of these subsidiaries and affiliates deteriorates, the value of our investments may be adversely affected.

We are subject to risks associated with growing our business through mergers and acquisitions.

We believe that our acquisitions provide us opportunities to grow significantly in the global automobile markets by offering premium brands and products. Our acquisitions have provided us with access to technology and additional capabilities while also offering potential synergies. However, the scale, scope and nature of the integration required in connection with our acquisitions present significant challenges, and we may be unable to integrate the relevant subsidiaries, divisions and facilities effectively within our expected schedule. The acquisition may not meet our expectations and the realization of the anticipated benefits may be blocked, delayed or reduced as a result of numerous factors, some of which are outside our control.

We will continue to evaluate growth opportunities through suitable mergers and acquisitions in the future. Growth through mergers and acquisitions involves business risks, including unforeseen contingent risks or latent business liabilities that may only become apparent after the merger or acquisition is completed. The key success factors will be seamless integration and effective management of the merged/acquired entity, retention of key personnel, and generating cash flow from synergies in engineering and sourcing, joint sales and marketing efforts, and management of a larger business. If any of these factors fails to materialize or if we are unable to manage any of the associated risks successfully, our results of operations could be adversely affected. If we are not able to manage these risks successfully, our results of operations could be adversely affected.

Our business is seasonal in nature and a substantial decrease in our sales during certain quarters could have a material adverse impact on our financial performance.

The sales volumes and prices for our vehicles are influenced by the cyclicality and seasonality of demand for these products. In the Indian market, demand for our vehicles generally peaks between January and March, although there is a decrease in demand in February just before release of the Indian fiscal budget. Demand is usually lean from April to July and picks up again in the festival season from September onwards, with a decline in December due to year-end. The automotive industry has been cyclical in the past and we expect this cyclicality to continue.

Our Jaguar Land Rover business is impacted by the bi-annual registration of vehicles in the United Kingdom where the vehicle registration number changes every six months, which in turn has an impact on the resale value of vehicles. This leads to an increase in sales during the period when the aforementioned change occurs. Most other markets such as the United States are driven by introduction of new model year products which typically occurs in the autumn of each year. Furthermore, western European markets tend to be impacted by the summer and winter holidays. The resulting sales profile influences operating results on a quarter-to-quarter basis.

We rely on licensing arrangements with Tata Sons Limited to use the “Tata” brand. Any improper use of the associated trademarks by our licensor or any other third parties could materially and adversely affect our business, financial condition and results of operations.

Our rights to our trade names and trademarks are a crucial factor in marketing our products. Establishment of the “Tata” word mark and logo mark in and outside India is material to our operations. We have licensed the use of the “Tata” brand from Tata Sons Limited. If Tata Sons, or any of their subsidiaries or affiliated entities, or any third party uses the trade name “Tata” in ways that adversely affect such trade name or trademark, our reputation could suffer damage, which in turn could have a material adverse effect on our business, financial condition and results of operations.

We may be adversely affected by labor unrest.

All of our permanent employees, other than officers and managers, in India and most of our permanent employees in South Korea and the United Kingdom, including certain officers and managers, in relation to our automotive business, are members of labor unions and are covered by our wage agreements, where applicable with those labor unions.

In general, we consider our labor relations with all of our employees to be good. However, in the future we may be subject to labor unrest, which may delay or disrupt our operations in the affected regions, including the acquisition of raw materials and parts, the manufacture, sales and distribution of products and the provision of services. If work stoppages or lock-outs at our facilities or at the facilities of our major vendors occur or continue for a long period of time, our business, financial condition and results of operations may be adversely affected

Any inability to manage our growing international business may adversely affect our results of operations.

Our growth strategy relies on the expansion of our operations by introducing certain automotive products in other parts of the world, including Europe, China, Russia, Brazil and other parts of Asia. The costs associated with entering and establishing ourselves in new markets, and expanding such operations, may be higher than expected, and we may face significant competition in those regions. In addition, our international business is subject to many actual and potential risks, including language barriers, cultural differences and other difficulties in staffing and managing overseas operations, inherent difficulties and delays in contract enforcement and the collection of receivables under the legal systems of some foreign countries, the risk of non-tariff barriers, other restrictions on foreign trade or investment sanctions, and the burdens of complying with a wide variety of foreign laws and regulations.

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

Our pension liabilities are generally funded and the pension plan assets are particularly significant in respect of the Jaguar and Land Rover pension plans. We are currently discussing April 2009 valuations with authorities and the Jaguar and Land Rover trustees. In the event that the actuarially determined liabilities exceed the plan assets at the time of valuation, we would have to agree on new contributions with the trustees of the Jaguar and Land Rover pension to fund the deficit over such period of time as agreed. All new employees in our Jaguar Land Rover operations from April 19, 2010 will join a new defined contribution pension plan.

Lower return on pension fund assets, changes in market conditions, changes in interest rates, changes in inflation rates, and adverse changes in other critical actuarial assumptions, may impact the pension liabilities and consequently increase funding requirements, which will adversely affect our financial condition and results of operations.

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

Political and Regulatory Risks.

India’s obligations under the World Trade Organization Agreement.

India’s obligations under its World Trade Organization agreement could reduce the present level of tariffs on imports of components and vehicles. Reductions of import tariffs could result in increased competition, which in turn could adversely affect our sales and results of operations.

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

Imposition of any additional taxes and levies designed to limit the use of automobiles could adversely affect the demand for our products and our results of operations. Changes in corporate and other taxation policies as well as changes in export and other incentives given by the various governments could also adversely affect our results of operations. For example, we are availing ourselves of excise duty exemptions for manufacturing facilities in the State of Uttarakhand and other incentives in certain states of India either through subsidies or loans from such states where we have manufacturing operations. The Government of India has proposed a comprehensive national goods and services tax, or GST, regime effective April 1, 2011, that will combine taxes and levies by the central and state governments into one unified rate structure. While both the Government of India and other state governments of India have publicly announced that all committed incentives will be protected following the implementation of the GST, given the limited availability of information in the public domain concerning the GST, we are unable to provide any assurance as to this or any other aspect of the tax regime following implementation of the GST. The implementation of this rationalized tax structure might be affected by any disagreement between certain state governments, which could create uncertainty.

The Direct Tax Code Bill 2010, or DTC, proposes to replace the existing Income Tax Act, 1961 and other direct tax laws , with a view to simplify and rationalize the tax provisions into one unified code. The DTC bill which was placed before the Indian parliament for debate and discussion on August 30, 2010 is proposed to come into effect from April 1, 2012 .The various proposals included in DTC bill are subject to review by Indian parliament and as such impact if any, is not quantifiable at this stage.

Regulations in the areas of investments, taxes and levies may also have an impact on Indian securities, including our Shares and ADSs. In this regard it is important to note that the Indian Government has recently released a new draft direct tax code which if brought into force will have a significant impact on the current tax regime, including in respect of our Shares and ADSs. For more information, see Item 4.B “– Business Overview – Government Regulations – Indian Taxes – Goods and Services Tax” of this annual report.

We may be adversely impacted by political instability, wars, terrorism, multinational conflicts, natural disasters, fuel shortages/prices, epidemics and labor strikes.

Our products are exported to a number of geographical markets and we plan to expand our international operations further in the future. Consequently, we are subject to various risks associated with conducting our business outside our domestic markets and our operations may be subject to political instability in those markets, wars, terrorism, regional and/or multinational conflicts, natural disasters, fuel shortages, epidemics and labor strikes. Any significant or prolonged disruptions or delays in our operations related to these risks could adversely impact our results of operations.

Compliance with new and changing corporate governance and public disclosure requirements adds uncertainty to our compliance policies and increases our costs of compliance.

Changing laws, regulations and standards relating to accounting, corporate governance and public disclosure, including the Sarbanes-Oxley Act of 2002 and Securities and Exchange Commission, or SEC, regulations, SEBI regulations, New York Stock Exchange, or NYSE, listing rules and Indian stock market listing regulations, have increased complexity for us. These new or changed laws, regulations and standards may lack specificity and are subject to varying interpretations. Their application in practice may evolve over time as new guidance is provided by regulatory and governing bodies. This could result in continuing uncertainty regarding compliance matters and higher costs of compliance as a result of ongoing revisions to such governance standards. We are committed to maintaining high standards of corporate governance and public disclosure. However, our efforts to comply with evolving laws, regulations and standards in this regard have resulted in, and are likely to continue to result in, increased general and administrative expenses and a diversion of management resources and time.

In addition, new laws, regulations and standards regarding corporate governance may make it more difficult for us to obtain director and officer liability insurance. Further, our board members, managing director and chief executive officer as well as our chief financial officer could face an increased risk of personal liability in connection with the performance of their duties. As a result, we may face difficulties attracting and retaining qualified board members and senior management, which could harm our business. If we fail to comply with new or changed laws, regulations or differing standards, our business and reputation may be harmed.

Risks associated with Investments in an Indian Company.

Political changes in the Government of India could delay and/or affect the further liberalization of the Indian economy and adversely affect economic conditions in India generally and our business in particular.

Our business could be significantly influenced by economic policies adopted by the Indian Government. Since 1991, successive Indian Governments have pursued policies of economic liberalization and financial sector reforms.

The Indian Government has at various times announced its general intention to continue India’s current economic and financial liberalization and deregulation policies. However, protests against privatizations, which have occurred in the past, could slow the pace of liberalization and deregulation. The rate of economic liberalization could change, and specific laws and policies affecting foreign investment, currency exchange rates and other matters affecting investment in India could change as well. While we expect any new government to continue the liberalization of India’s economic and financial sectors and deregulation policies, there can be no assurance that such policies will be continued.

The Indian Government has traditionally exercised and continues to exercise influence over many aspects of the economy. Our business and the market price and liquidity of our ADSs and Shares may be affected by interest rates, changes in policy, taxation, social and civil unrest and other political, economic or other developments in or affecting India.

A change in the Indian Government’s policies in the future could adversely affect business and economic conditions in India and could also adversely affect our financial condition and results of operations. A significant change in India’s economic liberalization and deregulation policies could disrupt business and economic conditions in India generally, and specifically those of our Company, as a substantial portion of our assets are located in India.

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

Our Articles of Association, which include regulations applicable to our Board of Directors, and Indian law govern our corporate affairs. Legal principles relating to these matters and the validity of corporate procedures, directors’ fiduciary duties and liabilities, and shareholders’ rights may differ from those that would apply to a company incorporated in another jurisdiction. Shareholders’ rights under Indian law may not be as extensive as shareholders’ rights under the laws of other countries or jurisdictions, including the United States. You may also have more difficulty in asserting your rights as a shareholder of our Company than you would as a shareholder of a corporation organized in another jurisdiction.

The market value of your investment may fluctuate due to the volatility of the Indian securities market.

The Indian stock exchanges have, in the past, experienced substantial fluctuations in the prices of their listed securities. The Indian stock exchanges, including the Bombay Stock Exchange Limited, or BSE, have experienced problems that, if they continue or recur, could affect the market price and liquidity of the securities of Indian companies, including our Shares. These problems in the past included temporary exchange closures, broker defaults, settlement delays and strikes by brokers. In addition, the governing bodies of the Indian stock exchanges have from time to time imposed restrictions on trading in certain securities, limitations on price movements and margin requirements. Furthermore, from time to time disputes have occurred between listed companies and stock exchanges and other regulatory bodies, which in some cases may have had a negative effect on market sentiment.

There may be a differing level of regulation and monitoring of the Indian securities markets and the activities of investors, brokers and other participants, than in the United States. The Securities and Exchange Board of India, or SEBI, received statutory powers in 1992 to assist it in carrying out its responsibility for improving disclosure and other regulatory standards for the Indian securities markets. Subsequently, SEBI has prescribed regulations and guidelines in relation to disclosure requirements, insider dealing and other matters relevant to the Indian securities market. There may, however, be less publicly available information about Indian companies than is regularly made available by public companies in the United States.

Investors may have difficulty enforcing judgments against us or our management.

We are a limited liability company incorporated under the laws of India. Substantially all of our directors and executive officers named in this annual report are residents of India and all, or a substantial portion of our assets and the assets of these directors and executive officers are located in India. As a result, investors may find it difficult to (i) effect service of process upon us or these directors and executive officers in jurisdictions outside of India, (ii) enforce court judgments obtained outside of India, including those based upon the civil liability provisions of the U.S. federal securities laws, against us or these directors and executive officers, (iii) enforce, in an Indian court, court judgments obtained outside of India, including those based upon the civil liability provisions of the U.S. federal securities laws, against us or these directors and executive officers, and (iv) obtain expeditious adjudication of an original action in an Indian court to enforce liabilities, including those based upon the civil liability provisions of the U.S. federal securities laws, against us or these directors and executive officers.

India is not a party to any international treaty in relation to the recognition or enforcement of foreign judgments. Recognition and enforcement of foreign judgments is provided under Section 13 of the Code of Civil Procedure, or the Civil Procedure Code.

Section 13 and Section 44A of the Civil Procedure Code provide that a foreign judgment shall be conclusive as to any matter thereby directly adjudicated upon except (i) where it has not been pronounced by a court of competent jurisdiction, (ii) where it has not been given on the merits of the case, (iii) where it appears on the face of the proceedings to be founded on an incorrect view of international law or a refusal to recognize the law of India in cases where Indian law is applicable, (iv) where the proceedings in which the judgment was obtained were opposed to natural justice, (v) where it has been obtained by fraud or (vi) where it sustains a claim founded on a breach of any law in force in India.

Section 44A of the Civil Procedure Code provides that where a foreign judgment has been rendered by a superior court in any country or territory outside India which the Government has by notification declared to be a reciprocating territory, it may be enforced in India by proceedings in execution as if the judgment had been rendered by the relevant court in India. However, Section 44A of the Civil Procedure Code is applicable only to monetary decrees not being in the nature of any amounts payable in respect of taxes or other charges of a like nature or in respect of a fine or other penalty.

The United States has not been declared by the Government of India to be a reciprocating territory for the purpose of Section 44A of the Civil Procedure Code. Accordingly, a judgment of a court in the United States may be enforced only by a suit upon the judgment and not by proceedings in execution. The suit must be brought in India within three years from the date of the judgment in the same manner as any other suit filed to enforce a civil liability in India. It is unlikely that a court in India would award damages on the same basis as a foreign court if an action is brought in India. Furthermore, it is unlikely that an Indian court would enforce foreign judgments if it viewed the amount of damages awarded as excessive or inconsistent with public policy. A party seeking to enforce a foreign judgment in India is required to obtain approval from the RBI to execute such a judgment or to repatriate outside India any amount recovered.

Risks associated with our Shares and ADSs.

Fluctuations in the exchange rate between the rupee and the US dollar may have a material adverse effect on the market value of our ADSs and Shares, independent of our operating results.

Fluctuations in the exchange rate between the rupee and the US dollar will affect, among others things, the US dollar equivalents of the price of the Shares in rupees as quoted on the Indian stock exchanges and, as a result, may affect the market price of the ADSs. Such fluctuations will also affect the US dollar equivalent of any cash dividends in rupees received on the Shares represented by the ADSs and the dollar equivalent of the proceeds in rupees of a sale of Shares in India.

The exchange rate between the rupee and the US dollar has changed substantially in the last two decades and may substantially fluctuate in the future. The value of the rupee against the US dollar was Rs.44.95 = US$1.00 as of September 29, 2010.

Holders of ADSs have fewer rights than shareholders and must act through the depositary to exercise those rights.

Although holders of ADSs have a right to receive any dividends declared in respect of shares underlying the ADSs, they cannot exercise voting or other direct rights as a shareholder with respect to the shares underlying the ADSs evidenced by ADRs. Citibank, N.A. as depositary is the registered shareholder of the deposited shares underlying our ADSs, and therefore only Citibank, N.A. can exercise the rights of shareholders in connection with the deposited shares. Only if requested by us, will the depositary notify holders of ADSs of upcoming votes and arrange to deliver our voting materials to holders of ADSs. The depositary will try, in so far as practicable, subject to Indian laws and the provisions of our Articles of Association, to vote or have its agents vote the deposited securities as instructed by the holders of ADSs. If the depositary receives voting instructions in time from a holder of ADSs which fail to specify the manner in which the depositary is to vote the shares underlying such holder’s ADSs, such holder will be deemed to have instructed the depositary to vote in favor of the items set forth in such voting instructions. If the depositary has not received timely instructions from a holder of ADSs, the holder shall be deemed to have instructed the depositary to give a discretionary proxy to a person designated by us, subject to the conditions set forth in the deposit agreement. If requested by us, the depositary is required to represent all shares underlying ADSs, regardless whether timely instructions have been received from the holders of such ADSs, for the sole purpose of establishing a quorum at a meeting of shareholders. Additionally, in your capacity as an ADS holder, you will not be able to bring a derivative action, examine our accounting books and records, or exercise appraisal rights. Registered holders of our Shares withdrawn from the depositary arrangements will be entitled to vote and exercise other direct shareholder rights in accordance with Indian law. However, a holder may not know about a meeting sufficiently in advance to withdraw the underlying shares in time. Furthermore, a holder of ADSs may not receive voting materials, if we do not instruct the depositary to distribute such materials, or may not receive such voting materials in time to instruct the depositary to vote.

Further, pursuant to Indian regulations, we are required to offer our shareholders preemptive rights to subscribe for a proportionate number of shares to maintain their existing ownership percentages prior to the issue of new shares. These rights may be waived by a resolution passed by at least 75% of our shareholders present and voting at a general meeting. Holders of ADSs may be unable to exercise preemptive rights for subscribing to these new Shares unless a registration statement under the Securities Act is effective or an exemption from the registration requirements is available to us. Our decision to file a registration statement would be based on the costs, timing, potential liabilities and the perceived benefits associated with any such registration statement and we do not commit that we would file such a registration statement. If any issue of securities is made to our shareholders in the future, such securities may also be issued to the depositary, which may sell such securities in the Indian securities market for the benefit of the holders of ADSs. There can be no assurance as to the value, if any, the depositary would receive upon the sale of these rights/securities. To the extent that holders of ADSs are unable to exercise preemptive rights, their proportionate interest in our Company would be reduced.

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

A. History and Development of the Company.

We were incorporated on September 1, 1945 as a public limited liability company under the Indian Companies Act VII of 1913 as Tata Locomotive and Engineering Company Limited. Our name was changed to Tata Engineering and Locomotive Company Limited on September 24, 1960 and to Tata Motors Limited on July 29, 2003. We commenced operations as a steam locomotive manufacturer. This business was discontinued in 1971. Since 1954, we have been manufacturing automotive vehicles. The automotive vehicle business commenced with the manufacture of commercial vehicles under financial and technical collaboration with Daimler-Benz AG (now Daimler AG) of Germany. This agreement ended in 1969. We produced only commercial vehicles until 1991, when we started producing passenger vehicles as well.

In September 2004, we became the first company from India’s engineering sector to be listed on the New York Stock Exchange.

We offer a broad portfolio of automotive products, ranging from sub — 1 ton to 49 ton gross vehicle weight, or GVW, trucks (including pickup trucks) to small, medium, and large buses and coaches to passenger cars, including the world’s most affordable car — the Tata Nano, premium luxury cars and SUVs. By volume, we are the world’s fourth largest truck manufacturer and the second largest bus manufacturer in above 8 ton category.

We have a substantial presence in India and also own Jaguar and Land Rover premium brand passenger vehicles. We are the largest automobile manufacturer by revenue in India, the largest commercial vehicle manufacturer in terms of revenue in India and among the top three passenger vehicle manufacturers in terms of units sold in India during fiscal 2010. We estimate that more than four million vehicles produced by us are currently being operated in India.

We operate five principal automotive manufacturing facilities in India: at Jamshedpur in the State of Jharkhand, at Pune in the state of Maharashtra, at Lucknow in the state of Uttar Pradesh, at Pantnagar in the state of Uttarakhand and at Sanand in the state of Gujarat. We also operate three principal automotive facilities in the United Kingdom through our Jaguar Land Rover business: at Solihull in the West Midlands, Castle Bromwich in the West Midlands and Halewood in Liverpool.

We have expanded our international operations through mergers and acquisitions and in India we have made strategic alliances involving non-Indian companies.

•

In 2004, we acquired the Daewoo Commercial Vehicles Company (renamed as Tata Daewoo Commercial Vehicle Company Limited, or TDCV), which is South Korea’s second largest truck maker in terms of revenue. Together with TDCV we have developed our next generation trucks called the ‘Prima’ range of trucks (earlier referred to as the World Truck).

•

In Fiscal 2005, we acquired a 21% stake in Hispano Carrocera S.A. (renamed as Tata Hispano Motors Carrocera S.A.), or Hispano, a well-known Spanish bus and coach manufacturer. During Fiscal 2010 we acquired the remaining 79% shares in Hispano. This is expected to further strengthen our capabilities and presence in the bus and coach product segment.

•

We have also been distributing and marketing Fiat branded cars in India since March 2006. We have a joint venture agreement with Fiat Group Automobiles S.p.A., Italy, located at Ranjangaon in Maharashtra to manufacture passenger cars, engines and transmissions for the Indian and overseas markets. Established in April 2008, the plant currently manufactures the Fiat Linea, the Fiat Punto, the Tata branded Indica Vista and Manza as well as components like engines and transmissions.

•

In May 2006, we entered into a joint venture agreement with Brazil-based Marcopolo S.A., or Marcopolo, a global leader in building bodies for buses and coaches, to manufacture and assemble fully-built buses and coaches in India, wherein we have a 51% ownership, the balance being held by Marcopolo. The joint venture commenced production during fiscal 2009.

•

In December 2006, we entered into a joint venture agreement with Thonburi Automotive Assembly Plant Co Ltd., Thailand, or Thonburi, to manufacture pickup trucks in Thailand. Currently, we own 86.78% of the joint venture, while Thonburi owns the remaining 13.22%. The joint venture, which began vehicle production in March 2008, will enable us to access the Thailand market, which is a major market for pickup trucks, and other potential markets in that region.

•

For some of our products, we are also expanding our international export operations, which have been continuing since 1961. Our vehicles are being marketed in several countries in Europe, Africa, the Middle East, South East Asia and South Asia. During fiscal 2008, Tata Motors (SA) Proprietary Limited, or TMSA, a joint venture company in which we hold 60% with the remaining 40% being held by Tata Africa Holdings (SA) (Pty.) Limited, was formed for the manufacture and assembly operations of our LCVs and M&HCVs in South Africa. In light of the recession and consequent market contraction in South Africa following the financial crisis in fiscal 2009, we temporarily deferred commencement of operation of the joint venture. With gradual revival in the business environment, we expect TMSA to commence operations in fiscal 2011.

•

In June 2008, we acquired the Jaguar Land Rover business from Ford Motor Company. Jaguar Land Rover is a global premium automotive business, which designs, manufactures and sells Jaguar luxury performance cars and Land Rover premium all-terrain vehicles. The Jaguar Land Rover business has internationally recognized brands, a strong product portfolio of award winning luxury performance cars and premium all-terrain vehicles, brand specific global distribution networks and strong research and development capabilities. We acquired three major manufacturing facilities located in Halewood, Solihull and Castle Bromwich and two advanced design and engineering facilities located at Whitley and Gaydon, all in the United Kingdom together with national sales companies spread across the world. We believe that this acquisition represents an important milestone in our growth strategy, allowing us to participate immediately in the luxury performance car and premium all-terrain vehicle segments and enhance our global market presence.

We produce a wide range of automotive products, including:

•

Passenger Cars. Our passenger cars include the small car – the Tata Nano, the compact cars - Indica and the Indica Vista, the mid-sized cars - Indigo and the newly launched Indigo Manza and the station wagon version of the Indigo, the Indigo Marina. We have expanded our car lines by introducing several variants to suit different customer preferences. For example, the Indica gasoline variant, Xeta, is available with a dual fuel (petrol and liquified petroleum gas, or LPG) engine. Jaguar has established its presence in the premium car segment. With the discontinuation of production of the X-Type in December 2009, Jaguar currently produces three car lines XK, XF and XJ. A new generation of the Jaguar XJ was unveiled in London in July 2009.

•

Utility Vehicles. We manufacture a number of utility vehicles, or UVs, including the Sumo, and the sports utility vehicle, or SUV, Tata Safari and the lifestyle pickup, the Xenon XT. The Sumo, the Safari and the Xenon XT have variants to meet different consumer preferences such as the Safari DICOR 2.2 VTT range, powered by a new 2.2 L Direct Injection Common Rail (DICOR) engine and the Sumo Grande, an SUV with the comforts of a family car. We have unveiled our next generation of premium SUV powered by a 2.2 L DICOR engine, Aria, at the Auto Expo 2010. Land Rover produces five car lines under the brands of Range Rover and Land Rover, and provides us with presence in premium all-terrain vehicles. Range Rover is the premium range consisting of Range Rover and Range Rover Sport, and the Land Rover brand comprises of the Defender, Discovery and Freelander vehicles.

•

Light Commercial Vehicles. We manufacture a variety of light commercial vehicles, or LCVs, including pickup trucks, trucks and buses with a GVW of between 0.7 ton and 7.5 tons. This also includes the Ace, India’s first indigenously developed mini-truck with a 0.7 ton payload, the Magic, a passenger variant for commercial transportation developed on the Ace platform, and the Winger.

•

Medium and Heavy Commercial Vehicles We manufacture a variety of medium and heavy commercial vehicles, or M&HCVs, which include trucks, buses, dumpers and multi-axled vehicles with GVW of between 9 tons to 49 tons. In addition, through TDCV we manufacture a range of high horsepower trucks ranging from 220 horsepower to 500 horsepower, including dump trucks, tractor-trailers, mixers and cargo vehicles. During fiscal 2010, we unveiled a new range of trucks, referred to as the as ‘Prima’ line, to our customers in India, South Korea, and expect to extend the offering gradually to other countries such as South Africa, the other SAARC countries, Middle East and various countries in Africa.

We believe that the foundation of our growth over the last five decades has been a deep understanding of economic conditions and customer needs, and the ability to translate them into customer desired products though leading edge research and development. Our Engineering Research Centre, or ERC, established in 1966, has enabled us to successfully design, develop and produce our own range of vehicles. As a part of the acquisition of Jaguar Land Rover, we now have state of the art, engineering and design facilities. We believe the ERC along with the capabilities of our Jaguar Land Rover business will enhance our product engineering capability and facilitate speedy introduction of new products. Furthermore, we have a wholly-owned subsidiary, Tata Motors European Technical Centre PLC, or TMETC, in the United Kingdom, which is engaged in automobile research and engineering. In October 2008, TMETC acquired Miljobil Grenland AS, Miljobil Grenland, a Norwegian company specializing in the development and manufacture of electric vehicles and in the development and manufacture of lithium ion batteries. Electric vehicles form a significant part of our ongoing strategy. This acquisition has enabled us to secure a route to market for batteries for electric vehicles and enables us to develop convenient and sustainable solutions for electric and hybrid vehicles.

Through our other subsidiary and associate companies, we are engaged in engineering and automotive solutions, construction equipment manufacturing, automotive vehicle components manufacturing and supply chain activities, machine tools and factory automation solutions, high-precision tooling and plastic and electronic components for automotive and computer applications, and automotive retailing and service operations:

Tata Technologies Limited, or TTL our 82.47% owned subsidiary, engaged in providing specialized engineering & design services, product lifecycle management and product-centric IT services to leading global manufacturers. TTL’s customers are among the world’s premier automotive, aerospace and consumer durable manufacturers. TTL had nine functional subsidiary companies as at March 31, 2010. The consolidated revenue for TTL was Rs. 10,699 million in Fiscal 2010, decline of 12.9% from Rs. 12,286 million in Fiscal 2009, due to a downturn in US markets.

We hold a 40% equity interest in Telco Construction Equipment Company, or Telcon, which is engaged in the business of manufacturing and sale of construction equipment and related supporting services. Prior to March 30, 2010, we held a 60% equity interest in Telcon. However, on March 30, 2010 we sold 20% of our equity interest in Telcon to Hitachi Construction Machinery Company Limited, Japan, or HCM. HCM already owns the remaining equity interest in Telcon not held by us. After such sale, Telcon is considered our associate and accounted for under the equity method.

TML Distribution Company Limited or TDCL, our wholly-owned subsidiary, was incorporated on March 28, 2008. TDCL is engaged in the business of selling and providing logistics support for distribution of our products throughout India. TDCL commenced its operations in Fiscal 2009.

Our wholly-owned subsidiary, Tata Motors Finance Limited, or TMFL, was incorporated on June 1, 2006 with the objective of becoming a preferred financing provider for our dealer’s customers by capturing customer spending over the vehicle life-cycle relating to vehicles sold by us. TMFL commenced operations on September 1, 2006. In India, TMFL is registered with the RBI as a Systemically Important Non-Deposit Taking Non-Banking Financial Company and is classified as an Asset Finance Company under the RBI’s regulations on Non-Banking Financial Companies.

Our wholly-owned subsidiary, Tata Motors Insurance Services Limited, now known as Tata Motors Insurance Broking and Advisory Services Limited, undertakes the business of insurance and reinsurance broking, which commenced business in Fiscal 2008.

As of March 31, 2010, our operations included 67 consolidated subsidiaries and equity method affiliates, in respect of which we exercise significant influence.

As of March 31, 2010, we had approximately 49,856 permanent employees, including approximately 25,546 permanent employees at our consolidated subsidiaries.

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

B. Business Overview.

We primarily operate in the Automotive segment. Our Automotive segment operations includes all activities relating to development, design, manufacture, assembly and sale of vehicles including financing thereof, as well as sale of related parts and accessories. The acquisition of Jaguar Land Rover business has enabled to enter the premium car market in the developed markets such as UK, USA and Europe. Tata Motors Limited is in the process of managing the global automotive business with an integrated and synergic strategy. Towards this objective, various steps have been initiated/being taken which mainly include sharing of resources, platforms, facilities for product development and manufacturing, sourcing strategy and mutual sharing of best practices. It is expected that through these measures, the group will achieve an overall improved performance of the Automotive business.

Our business segments are (i) automotive operations and (ii) all other operations. Our automotive operations include all activities relating to development, design, manufacture, assembly and sale of vehicles including financing thereof, as well as sale of related parts and accessories. We provide financing for vehicles sold by dealers in India. The vehicle financing is intended to drive sale of vehicles by providing financing to the dealers’ customers and as such is an integral part of automotive business. Our automotive operations is further divided into Tata and other brand vehicles (including spares and financing thereof) and Jaguar and Land Rover.

Our other operations business segment includes information technology, or IT services, construction equipment manufacturing, machine tools and factory automation solutions, high-precision tooling and plastic and electronic components for certain applications and investment business.

Our Strategy

We believe that we have established a strong position in the Indian automobile industry by launching new products, investing in research and development and strengthening our financial position. We have been benefited from the expansion of our manufacturing and distribution network. We have pursued the strategy of increasing our presence in the global automotive markets and enhancing our product range and capability through strategic acquisitions/alliances. Our goal is to position ourselves as a major international automotive company by offering products across various markets by combining our engineering and other strengths as well as through strategic acquisitions. Our strategy to achieve these goals consists of the following elements:

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

We believe that our in-house research and development capabilities, our subsidiaries Jaguar Land Rover, TDCV and Hispano, our joint-ventures with Marcopolo of Brazil in India and with Thonburi in Thailand, and our relationship with Fiat, will enable us to expand our product range and extend our geographical reach. An example of this is the unveiling, during fiscal 2010, of our next generation of heavy trucks – Prima, which we co-developed along with our subsidiary TDCV. We believe that with the Prima we will match the best in the world in terms of performance at a lower life-cycle cost. Our launch of the Ace in May 2005, as the first sub one-ton payload mini-truck in India created a new category of vehicle in the Indian commercial vehicle industry. We rolled out the 100,000th Ace in a record time of 22 months after its launch. Similarly the launch of the Magic, a passenger variant from the same platform, has enabled us to tap into the potential increase in mass passenger transport in both rural and urban regions. We also launched the Winger, India’s only maxi-van, to cater to the intra-city and long-distance transportation needs of our customers.

In the passenger vehicles market, we entered the compact car segment with the Indica in 1998. We sold approximately 100,000 units of the Indica within 25 months of its launch in the market. On the same platform, we developed a sedan version, the Indigo, which was launched in 2002. We also launched several versions to expand our offerings over the years including an estate version and the country’s first stretched sedan concept. We are currently working to upgrade and expand our product offerings in the passenger car market. In August 2008, we launched a new generation of the Indica, the Indica Vista, with options of diesel and gasoline engines, from our joint venture with Fiat as well as our own engines and followed that in October 2009 with the launch of the next generation sedan, the Indigo Manza. We have also conceptualized, developed and commercially launched the Nano, a low cost car for safe family transportation, breaking several conventional ideas of automobile development. We believe that the Nano will enable us to capture a significant share of a large potential market for safe and affordable transportation. We believe that our investment in Miljobil Grenland will also enable us to develop convenient and sustainable solutions for electric and hybrid vehicles. Through Jaguar Land Rover we further expanded our product range into luxury performance cars and premium all-terrain vehicles and obtained three major manufacturing facilities and two advanced design and engineering facilities in the United Kingdom, that will further strengthen our capabilities.

Mitigating cyclicality: The automobile industry is impacted by cyclicality. To mitigate the impact of cyclicality, we plan to continuously strengthen our operations through gaining significant presence across different segments, and a wide range of products and geographies. We also plan to continue to strengthen our business operations other than vehicle sales, such as financing of our vehicles, spare part sales, service and maintenance contracts, sales of aggregates for non-vehicle businesses, reconditioning of aggregates and sale of castings, production aids and tooling / fixtures, to reduce the impact of cyclicality of the automotive industry.

Expanding our international business: We have a two-fold strategy of expanding our operations into other geographic areas, through strategic acquisitions and by expanding our product range into select geographies, where we have an opportunity to grow in markets with similar characteristics to the Indian market. Our international business strategy has already resulted in the continuous growth of our international operations in select markets and chosen segments over the last 5 to 6 years. For example, we have consolidated our position in Ukraine to become the largest competitor in the light bus market under seven meters and the third largest competitor in the under seven ton GVW light truck segment, in terms of unit sales in 2009 – 2010. We have also further consolidated our strong market share in commercial vehicles in other SAARC countries – Bangladesh, Nepal, Sri Lanka and Bhutan. TDCV continues to be the largest exporter of heavy commercial vehicles from South Korea. While we continue to export from India and South Korea into many of these markets, we are also establishing a manufacturing footprint where it is beneficial to do so. Additionally, our acquisition of Jaguar Land Rover has expanded our geographical presence significantly. Through Jaguar Land Rover we now offer products in the luxury performance car and premium all-terrain vehicle segments with globally recognized brands and we have diversified our business across markets and product segments. We will continue to build upon the internationally recognized brands of Jaguar Land Rover. We have established a joint venture along with Thonburi in Thailand to manufacture pickup trucks. During fiscal 2008, we established a joint venture company to undertake manufacture and assembly operations in South Africa, which has been one of our largest export markets from India, in terms of unit volume, which we expect will commence operations in fiscal 2011.

Reducing costs and breakeven points: We believe that our scale of operations provides us with a significant advantage in reducing costs and we plan to continue to sustain and enhance our cost advantage.

Our ability to leverage our technological capabilities and our manufacturing facilities among our commercial vehicle and passenger vehicle businesses enables us to reduce cost. For example, the diesel engine used in our Indica was modified for use in the Ace, which helped to reduce the project cost of the Ace. Similarly, platform sharing for the manufacture of pickup trucks and UVs enables us to reduce capital investment that would otherwise be required while allowing us to improve the utilization levels at our manufacturing facilities. Where it is advantageous for us to do so, we intend to add our existing low cost engineering and sourcing capability to vehicles manufactured under the Jaguar Land Rover brand.

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

In response to the recent economic slowdown, we further intensified efforts to review and realign our cost structure such as reduction of manpower costs and other fixed costs. Further, our Jaguar Land Rover business is exploring opportunities to reduce the break even levels through increased sourcing of materials from low cost countries, reduction in number of suppliers, reduction in number of platforms, reduction in engineering change costs, increased use of off-shoring and several other initiatives. We believe that our strategy to enhance global sourcing, particularly for Jaguar Land Rover, will enable us to realize significant cost savings.

Continuing focus on high quality and enhancing customer satisfaction: One of our principal goals is to achieve international quality standards for our products and services and we are pursuing various quality improvement programs, both internally and at our suppliers’ operations. We have established a procedure for ensuring quality control of outsourced components. Products purchased from approved sources undergo a supplier quality improvement process. We also have a program for assisting vendors from whom we purchase raw materials or components to maintain quality. Each vendor is reviewed on a quarterly basis on parameters of quality, cost and delivery and preference is given to vendors with TS 16949 certification. For our Jaguar Land Rover business, the quality and delivery performance of our external vendors are measured on a daily basis and all such vendors are required to be certified to TS 16949 and ISO14001 standards. All vendors to our Jaguar Land Rover business are also required, in accordance with our stringent approval system, to formally warrant all new component part numbers shipped into our vehicle manufacturing operations. We maintain a stringent quality assurance program in our operations that includes random testing of production samples, frequent re-calibration of production equipment, analysis of post-production vehicle performance and ongoing dialogue with workers to reduce production errors.

Reliability and other quality targets are built into our new product introduction process. Assurance of quality is further driven by the design team which interacts with downstream functions like process planning, manufacturing and vendor management to ensure quality in design processes and manufacturing. We believe our extensive sales and service network has also enabled us to provide quality and timely customer service. We have deployed Oracle’s Siebel customer relations management technology system at all dealerships and offices across India, which we believe will help to improve our responsiveness to market and customer service needs. Through close coordination supported by our IT systems, we monitor quality performance in the field and implement corrections on an ongoing basis to improve the field performance of our products thereby enhancing customer satisfaction.

In India, we showed the largest performance increment of any car manufacturer, improving six ranks from eleventh position in 2008 to fifth position for the year 2009 according to the JD Power Consumer Satisfaction Index. The new Jaguar XF launched in 2008 continues to receive several awards and accolades such as the ‘Best Executive Car’ award by JD power UK survey, ‘Best Executive Car’ award for the third consecutive year by the Diesel Car and the What Car? Magazines, Editor’s Choice Award as Best Luxury Vehicle for 2010 by World of Wheels Magazine in Canada. Similarly, the Discovery 4 was adjudged the Best 4x4 by the Diesel Car and the What Car? Magazines in 2010.

Enhancing capabilities through the adoption of superior processes: Tata Sons and the entities promoted by Tata Sons, including us, aim at improving quality of life through leadership in various sectors of national economic significance. In pursuit of this goal, Tata Sons and the Tata Sons promoted entities have institutionalized an approach, called the Tata Business Excellence Model, or TBEM, which has been formulated along the lines of the Malcolm Baldridge National Quality Award to enable us to drive performance and attain higher levels of efficiency in our businesses and in discharging our social responsibility. The model aims to nurture core values and concepts embodied in various focus areas such as leadership, strategic planning, customers, markets and human resources, and to translate them to operational performance. Our adoption and implementation of this model seeks to ensure that our business can be conducted through superior processes in the future.

We have deployed a balance score card, or BSC, management system, developed by Dr. Robert Kaplan and Dr. David Norton of the Harvard Business School for measurement based management and feedback. We have also deployed a new product introduction, or NPI, process for systematic product development and product lifecycle management system for effective product data management across our organization. On the human resources front, we have adopted various processes to enhance the skills and competencies of our employees. We have also enhanced our performance management system, with appropriate mechanisms to recognize talent and sustain our leadership base. We believe these will enhance our way of doing business, given the dynamic and demanding global business environment.

Customer financing With financing increasingly becoming a critical factor in vehicle purchases and the rising aspirations of consumers in India, we intend to expand our vehicle financing activities to enhance our vehicle sales. Further, in a scenario where there is lack of sufficient finance availability for vehicle sales in the Indian market, as was witnessed during the recent financial crisis, our finance business is expected to play a significant role in filling the gap created when financing from other banks and non banking financial companies dries up. In addition to improving our competitiveness in customer attraction and retention, we believe that expansion of our financing business would also contribute towards moderating the impact on our financial results of the cyclical nature of vehicle sales.

Continuing to invest in technology and technical skills: We believe we are one of the most technologically advanced indigenous vehicle manufacturers in India. Over the years, we have enhanced our technological strengths through extensive in-house research and development activities. Further, our research and development facilities at our subsidiaries, like TMETC, TDCV, TTL and Hispano, together with the two advanced engineering and design centers of Jaguar Land Rover, have increased our capabilities in product design and engineering. In our Jaguar Land Rover business, we are committed to continue to invest in new technologies to develop products that meet the opportunities of the premium segment, including developing sustainable technologies to improve fuel economy and reduce CO2 emissions. We consider technological leadership to be a significant factor in continued success, and therefore intend to continue to devote significant resources to upgrade our technological base. We are also enhancing our capabilities in the development of convenient and sustainable solutions for electric and hybrid vehicles through our subsidiary Miljobil Grenland.

Maintaining financial strength: Our cash flow from operating activities in Fiscal 2010 and 2009 was Rs. 128,365 million and Rs. 25,194 million, respectively. The improved position in our operating cash flows is primarily a result of volume growth, implementation of cost reduction programs, and prudent working capital management. We have established processes for project evaluation and capital investment decisions with an objective to enhance our long term profitability.

Leveraging brand equity: We believe Indian customers associate the Tata brand name with reliability, trust and value, and our brand name is gaining significant international recognition due to the international growth strategies of various Tata Sons promoted entities. The Tata brand is used and its benefits are leveraged by Tata companies to their mutual advantage. We recognize the need for enhancing our brand recognition in highly competitive markets in which we compete with internationally recognized brands. We, along with Tata Sons and other Tata companies, will continue to promote the Tata brand and leverage its use in India, as well as in various international markets where we plan to increase our presence. Supported by the corporate level ‘Tata’ brand, our product brands like Indica, Indigo, Sumo, Safari, Nano and Ace, along with Daewoo, Hispano, Jaguar, Range Rover and Land Rover are highly regarded, and will be nurtured and promoted.

Automotive Operations

In total, we sold 869,602, 672,747 and 597,197 vehicles in Fiscal 2010, 2009 and 2008 respectively, consisting of 675,761 units of Tata and other brand vehicles and 193,841 units of Jaguar Land Rover vehicles in Fiscal 2010. In terms of units sold our largest market is India where we sold 629,878 and 461,825 units during Fiscal 2010 and 2009, (constituting 72.4% of total sales in Fiscal 2010) followed by United Kingdom where we sold 55,070 units in Fiscal 2010 (constituting 6.3% of total sales). A geographical breakdown of our revenues is set forth in Item 5.A “— Operating Results — Geographical breakdown”.

Our total sales (including international business sales and Jaguar Land Rover sales) for Fiscal 2010, 2009 and 2008 are set forth in the table below:

Category	Fiscal 2010		Fiscal 2009*		Fiscal 2008
	Units	%	Units	%	Units	%
Passenger Cars	279,465	32.10%	214,019	31.80%	182,291	30.50%
Utility Vehicles	181,489	20.90%	159,340	23.70%	50,130	8.40%
Light Commercial Vehicles	228,987	26.30%	160,787	23.90%	173,382	29.00%
Medium and Heavy Commercial Vehicles	179,661	20.70%	138,601	20.60%	191,394	32.10%

Total	869,602	100.00%	672,747	100.00%	597,197	100.00%

Revenues from our automotive operations were Rs. 897,970 million, Rs.691,778 million and Rs.337,040 million in Fiscal 2010, 2009 and 2008, respectively. Tata and other brand vehicles (including spares and financing thereof) constituted 45.4% of our total automotive revenues before inter-segment elimination in Fiscal 2010 while Jaguar Land Rover constituted 54.6%.

* Note: Jaguar Land Rover vehicle sales are included from June 2, 2008.

Tata and other brand vehicles (including spares and financing thereof)

We sold 675,761, 505,399 and 597,197 units of Tata and other brand vehicles in Fiscal 2010, 2009 and 2008 respectively. Of the 675,761 units sold in Fiscal 2010, 629,878 units were sold in India while 45,883 units were sold outside of India, compared to 461,825 units and 43,574 units respectively for Fiscal 2009. Our share in the Indian four-wheeler automotive vehicle market (i.e., automobile vehicles other than two and three wheeler categories) increased to 25.5% in Fiscal 2010 from 24.4% in Fiscal 2009. The increase was primarily the result of our improved market share in the commercial vehicle market. However, increased competitive intensity caused us to lose market share in the passenger vehicle market, mainly in the compact car and the utility vehicle segment

The following table sets forth our total sales of Tata and other brand vehicles:

Category	Fiscal 2010		Fiscal 2009		Fiscal 2008
	Units	%	Units	%	Units	%
Passenger Cars	232,006	34.30%	166,962	33.00%	182,291	30.50%
Utility Vehicles	35,107	5.20%	39,049	7.70%	50,130	8.40%
Light Commercial Vehicles	228,987	33.90%	160,787	31.90%	173,382	29.00%
Medium and Heavy Commercial Vehicles	179,661	26.60%	138,601	27.40%	191,394	32.10%

Total	675,761	100.00%	505,399	100.00%	597,197	100.00%

The following table sets forth our market share in various categories in the Indian market-based on wholesale volumes:

Category	Fiscal 2010	Fiscal 2009	Fiscal 2008
Passenger Cars	16.00%	13.20%	14.20%
Utility Vehicles	12.40%	17.60%	20.10%
Light Commercial Vehicles	64.80%	65.40%	64.40%
Medium and Heavy Commercial Vehicles	63.30%	61.90%	60.40%
Total Four-Wheel Vehicles	25.50%	24.40%	26.10%

Note: Passenger cars include Fiat vehicles distributed by us.

Our performance in various categories of the Indian market is described below:

Passenger cars: An improved liquidity situation enabled by a benign monetary policy of the RBI and supported by reduced vehicle prices due to reduction of excise duty by 4% in December 2008, provided support for the passenger vehicle sales in Fiscal 2010. Following the revival of economic activity and improved consumer sentiments, the total passenger car industry grew by 24.8% compared with a decline of 1% in Fiscal 2009.

The small car category, which consists of mini and compact cars, constitutes over 60% of total domestic passenger car sales in India. In Fiscal 2010, the small car category grew by about 37.3% to 158,093 units compared with an almost flat growth rate of 0.7% in the previous year. Continuing positive market response to the new Indica Vista, which we launched in August 2008 and the start of delivery of the Tata Nano in July 2009, have enabled us to improve our market position in the small car market to 13.3% in Fiscal 2010 from 12.3% in Fiscal 2009. This was despite increased competition due to launch of several new products in the category. We also progressed on a fast pace of work on the Sanand plant and trial production of the Nanos started in Sanand in the last quarter of Fiscal 2010, with commercial production started in June 2010.

In the second half of Fiscal 2010, we launched the Indigo Manza, the next generation sedan built on the same platform as the new generation Indica Vista. We continue to offer products at a lower price point in the entry level mid-size sedan market through a portfolio including the old Indigo. The entry mid-size car category grew by 29.0% in fiscal 2010, while our market share increased significantly in the second half of the fiscal year with the launch of the Manza. We ended the fiscal year with a market share of approximately 30.3%.

We have also been distributing Fiat cars through the Tata-Fiat dealer network since March 2006. During fiscal 2010, we sold 24,774 Fiat cars. With the Fiat 500, Palio, Punto and Linea, Fiat acquired a position among the top nine car companies in the country. Our joint dealer network has also been expanded from 102 locations as of March 31, 2009 to 434 locations as of March 31, 2010.

We commenced distribution of Jaguar and Land Rover vehicles through our exclusive dealership in India in the fiscal 2010. The brands have witnessed positive market response and we plan to increase our dealership footprint across the country to further expand their distribution.

Utility Vehicles: The Utility Vehicle market which witnessed severe contraction in the Fiscal 2009 due to the increase in fuel prices and an additional excise duty imposed by the Government on vehicles with higher engine displacements experienced a strong rebound in the current Fiscal year with a growth of 13.9%. We launched the new Sumo Grande MKII in December 2009 to an encouraging market response and the Xenon XT, a lifestyle pickup , the Venture and Aria (unveiled at the Delhi Auto Expo to be launched in mid 2010-11), will assist in regaining market share in this segment. However increased competition and a relatively mature product portfolio adversely impacted our market share in this category which decreased to 12.4% in Fiscal 2010 from 17.6% in Fiscal 2009.

Light Commercial Vehicles (including pickups): Our range of LCVs includes small commercial vehicles, pickup trucks, trucks and commercial passenger carriers up to 7.5 GVW. The LCV market segment grew by 45.3% in fiscal 2010 mainly aided by the continuing expansion of the small commercial vehicle segment which also saw a new entrant. Our sales increased by 42.4% to 228,987 units. We launched new variants on the Ace platform, the Ace EX and the Super Ace, which are expected to help us in gaining market share going forward. However, entry of new competition in the small commercial vehicle category, where we enjoy strong market share, as well as expanding market size, resulted in our share of the Indian market falling to 64.8% in fiscal 2010 from 65.4% in fiscal 2009.

Medium and Heavy Commercial Vehicles: Our M&HCVs have a wide range of applications and are generally configured as trucks, tippers, buses, tankers, tractors or concrete mixers. We sold 179,661 units during fiscal 2010, resulting a market share of 63.3%. The M&HCV category was the most affected by the economic slowdown and lack of financing in fiscal 2009. However, the stimulus package provided by the Indian Government in the form of accelerated depreciation benefits, reduction of excise duties and improved liquidity situation, saw this segment experience revival in growth to 33.5% in fiscal 2010. In May 2009, we unveiled our new range of ‘Prima’ trucks (earlier called the World Truck). The range comprises multi-axle trucks, tractor-trailers, tippers, mixers, and special application vehicles. We believe that improving infrastructure in India may create a market for such high performance trucks and may also enable us to compete more effectively in international markets. In addition to India, the ‘Prima’ line has gradually been introduced in South Korea, South Africa, the other SAARC countries, the Middle East and other African countries.

Tata and other brand vehicles — Sales and Distribution:

Our sales and distribution network in India as of March 2010 comprises of approximately 1,600 sales contact points for our passenger and commercial vehicle business. In line with our growth strategy, we formed a 100% subsidiary, TML Distribution Company Limited, or TDCL, in March 2008 to act as a dedicated logistics management company to support the sales and distribution operations of our vehicles in India. We believe this will improve the efficiency of our selling and distribution operations and processes.

TDCL provides logistics support for vehicles manufactured at our facilities and has set up stocking points at some of our plants and also at different places throughout India. TDCL helps us improve planning, inventory management, transport management and timely delivery. We believe it will make our delivery and inventory management more efficient. Additionally, we have completed the initial rollout of a new customer relations management system at all our dealerships and offices across the country and has been certified by Oracle as the largest Siebel deployment in the automotive market. The combined online customer relations management system initiative supports users both within our Company and among our distributors in India and abroad.

Through our vehicle financing division and wholly owned subsidiary, Tata Motors Finance Limited, or TMFL we also provide financing services to purchasers of our vehicles through our independent dealers, who act as our agents, and through our branch network. During Fiscal 2010 and 2009, approximately 25% and 31% respectively, of our vehicle unit sales in India were made by the dealers through financing arrangements where our captive vehicle financing divisions provided the credit. Total vehicle finance receivables outstanding as at March 31, 2010 and 2009 amounted to Rs.147,143 million and Rs.158,803 million respectively.

We use a network of service centers on highways and a toll-free customer assistance center to provide 24-hour on-road maintenance (including replacement of parts) to vehicle owners. We believe that the reach of our sales, service and maintenance network provides us with a significant advantage over our competitors.

We also market our commercial and passenger vehicles in several countries in Europe, Africa, the Middle East, South East Asia, South Asia and other African countries. We have a network of distributors in almost all of the countries where we export our vehicles, who work with us in appointing a local dealer for sales and servicing our product in various regions. We have also stationed overseas resident sales and service representatives in various countries to oversee our operations in their respective territories.

Tata and other brand vehicles — Competition:

We face competition from various domestic and foreign automotive manufacturers in the Indian automotive market. Improving infrastructure and robust growth prospects compared to other mature markets, is now attracting a number of international companies to India who have either formed joint-ventures with local partners or have established independently owned operations in India. Global competitors bring with them decades of international experience, global scale, advanced technology and significant financial resources. Hence competition is likely to further intensify in the future. We have designed our products to suit the requirements of the Indian market based on specific customer needs such as safety, driving comfort, fuel efficiency and durability. We believe that our vehicles are suited to the general conditions of Indian roads, and the local climate and they comply with applicable environmental regulations currently in effect. We also offer a wide range of optional configurations to meet the specific needs of our customers. We intend to and are developing products to strengthen our product portfolio in order to meet the increasing customer expectation of owning “world class” products.

Tata and other brand vehicles — Seasonality:

Demand for our vehicles in the Indian market is subject to seasonal variations. Demand generally peaks between January and March, although there is a decrease in demand in February just before release of the Indian Fiscal Budget. Demand is usually lean from April to July and picks up again in the festival season from September onwards with a decline in December due to model year change.

Tata and other brand vehicles — Exports:

We are expanding our export operations, which have been ongoing since 1961. We market our commercial and passenger vehicles in several countries in Europe, Africa, the Middle East, South East Asia and South Asia. Our exports of vehicles manufactured in India increased by 1.6% in Fiscal 2010 to 34,088 units from 33,536 units in Fiscal 2009. Many of our key export markets continue to be impacted by the global economic slowdown and consequently our volumes were adversely impacted.

In Fiscal 2010, our top five export destinations from India accounted for approximately 80% and 78% of our exports of commercial vehicles and passenger vehicle units respectively. We are strengthening our position in the geographic areas we are currently operating in and exploring possibilities of entering new markets with similar market characteristics to the Indian market.

Tata Daewoo Commercial Vehicle Co. Ltd., Korea: TDCV recorded a 4.0% decline in its overall vehicle sales to 9,011 units in Fiscal 2010 from 9,137 units in Fiscal 2009, before inter-segmental elimination. TDCV’s performance was adversely impacted by severe slowdown in its main export markets coupled with appreciating currency. The company exported 3,658 units in Fiscal 2010 compared to 4,280 units in Fiscal 2009, a decline of 14.5%. In the South Korean market, TDCV’s market share declined to 26.1% in Fiscal 2010 from 27.1% in Fiscal 2009 in the M&HCV category, adversely impacted largely by financial instability of its sole distributor Daewoo Motor Sales Corporation, or DMSC. In April 2010 TDCV has established a separate marketing and distribution Company to cater to its products. The company successfully launched the new range of premium trucks “Prima” which has also been conferred with the prestigious award “Grand Prize of 2009 Good Design Selection of Korea”. TDCV also won an export order of 2,570 units from the IRAQ Ministry of Defense, out of which 1,500 units have been shipped in Fiscal 2010.

Tata Hispano Motors Carrocera, S.A. Spain: During Fiscal 2010 we acquired the balance 79% equity of the company and consequently hold 100% of the subsidiary and renamed it as Tata Hispano Motors Carrocera S.A. We continue to own the brand rights of Hispano. We believe that our subsidiary Hispano, with its design and development capabilities in manufacturing bodies for high-end buses, will complement our current range of light and medium commercial passenger carriers. We also believe that this investment will also help to increase our presence in the international bus market. Hispano reported sale of 248 units for Fiscal 2010. The volumes improved by 15% from 215 units sold in Fiscal 2009. This was mainly driven by formation of the new sales and marketing organization with renewed customer centric focus, through road shows, customer meets and customer plant visits.

Jaguar Land Rover

We acquired Jaguar Land Rover from Ford on June 2, 2008. As part of the acquisition, we acquired the global businesses relating to Jaguar Land Rover including three major manufacturing facilities and two advanced design and engineering centers in the United Kingdom, a worldwide sales and dealership network, intellectual property rights, patents and trademarks.

The strengths of Jaguar Land Rover include its internationally recognized brands, strong product portfolio of award winning luxury performance cars and premium all-terrain vehicles, global distribution network, strong research and development capabilities, and a strong management team, which has strengthened its business operations. Our total sales of Jaguar Land Rover for Fiscal 2010 and Fiscal 2009 are set forth in the table below:

	Fiscal 2010**		Fiscal 2009*
	Units	%	Units	%
Jaguar	47,459	24.50%	47,057	28.10%
Land Rover	146,382	75.50%	120,291	71.90%

Total	193,841	100.00%	167,348	100.00%

*	For Fiscal 2009 sales are from June 2, 2008 to March 2009
**	Included in sales of Model X-type (discontinued in December 2009)

Jaguar: Until recently Jaguar’s principal products were the X-Type, XF, XJ and XK. In line with our strategy to build the Jaguar brand as a premium luxury sports car, we discontinued the production of the Jaguar X-Type, a compact-size four-door sedan, in December 2009. Consequently, Jaguar’s principal products are the XK sports car (coupe and convertible), XF saloon and the XJ saloon. The Jaguar XK is an all-aluminum sports coupe and convertible available with naturally aspirated and supercharged V8 petrol engines. The Jaguar XF is medium-size four-door sports sedan, available with a range of turbocharged V6 diesel and V6/V8 petrol engines and standard automatic transmission. The Jaguar XJ is an all-aluminum large-size four-door sedan, offered with a range of V6 turbocharged diesel engines or V8 petrol engines, naturally aspirated and supercharged.

During the Fiscal 2010, we launched 2010 model year products including the introduction of a new normally aspirated and supercharged 5.0 litre petrol engine for the XF, XK and XKR and the all new XFR, along with an acclaimed new 3.0 litre diesel engine in the XF giving significantly improved performance and fuel economy.

The new Jaguar XJ was unveiled in London in July 2009 and had its public début at the Frankfurt International Motor show in September 2009. The vehicle has received significant media acclaim ahead of customer deliveries commencing in the fiscal 2011. This is an important new model which has replaced the previous generation XJ. The new model features the next generation of Jaguar’s aerospace-inspired aluminium body architecture, a choice of standard or long wheelbase models, enhanced power trains with all of Jaguar’s new ultra-efficient Gen III 5.0 litre petrol and 3.0 diesel engines available, together with the highest standards of personal luxury and specification. Among the product innovations are an instrument cluster where traditional physical instruments have been replaced by a 12” thin film transistor, or T FT, screen.

Land Rover: Land Rover’s principal products are the Defender, Freelander 2 (LR2), Discovery (LR3), Range Rover Sport and Range Rover. The Defender is Land Rover’s most capable off-roader. The Freelander 2 (LR2) is versatile for both urban sophistication and off-road capability. The Range Rover Sport is the most exhilarating Land Rover which fuses the excitement of a Sports Tourer with the versatility of a Land Rover. The Range Rover is the flagship of the brand with a unique blend of pure British luxury, classic design with distinctive, high quality interiors and legendary ability. Land Rover products offer a range of power trains: - turbocharged V6 diesel, V6 petrol engines and V8 naturally aspirated and supercharged petrol engines; together with manual and automatic transmission.

During Fiscal 2010, we launched the 2010 model year Range Rover, Range Rover Sport and Discovery with significant improvements in performance, fuel economy and emissions.

The global financial crisis of Fiscal 2009 impacted the world automotive industry and its effect on the premium market was particularly pronounced, with industry volumes estimated to have fallen between 25% and 30%. The global financial crisis constrained business and consumer spending, particularly in the United States, the UK and Europe, which were partially offset by growth in developing markets such as China, Russia, Middle East and Eastern Europe

For the early part of Fiscal 2010, many of the markets in which Jaguar Land Rover operated experienced negative GDP growth but all major markets returned to positive GDP growth in the second half of Fiscal 2010, with strong growth expected to continue in many emerging markets such as China, India and South America.

During Fiscal 2010, the automotive sector in the UK, Europe and the USA, benefited from a variety of vehicle scrappage schemes. Many of these schemes have now ceased. The scrappage schemes resulted in some Jaguar Land Rover sales, however we believe the impact on the premium car and 4x4/ SUV segments has been minimal and Jaguar Land Rover did not benefit significantly from the presence of these schemes. Recently, confidence within financial markets has been adversely affected by concerns over public sector debt, heightened by events such as the downgrading of certain European sovereign debt ratings.

However despite these concerns our 2010 product launches and concerted marketing efforts enabled us to witness a relatively strong rebound in sales of the Jaguar and Land Rover brands. Although not directly comparable, as Fiscal 2010 (12-month period) and Fiscal 2009 (10-month period) do not cover equivalent periods for our Jaguar Land Rover business, Jaguar Land Rover unit sales (wholesales) in total increased to 193,841 units in Fiscal 2010 from sales of 167,348 units in Fiscal 2009. Jaguar volumes increased to 47,459 units during Fiscal 2010 from 47,057 in Fiscal 2009, the lower growth was a result of cessation of X-Type in December 2009 and the lack of availability of the new XJ which went on customer sale in Fiscal 2011. Land Rover volumes increased to 146,382 units from 120,291 units in Fiscal 2009, as a result of increased Range Rover, Range Rover Sport and Discovery 4 (LR4) sales. The company exported 138,546 units in Fiscal 2010 compared to 128,718 units in Fiscal 2009, an increase of 7.6%

Jaguar Land Rover’s performance in key geographical markets on retail basis (Note that all comparisons to Fiscal 2009 for Jaguar Land Rover are to the period June 2, 2008 to March 31, 2009.)

United States

The US premium car segment volumes declined by 22% as compared to Fiscal 2009, with Jaguar down 17% for the same period. The US premium SUV segment volumes were down 5% versus the same period in the prior year with Land Rover up 2% for the same period. The US retail volumes for Fiscal 2010 for the combined brands were 38,756 units.

Jaguar retail volumes for Fiscal 2010 declined by 13% compared to fiscal 2009, leading to a 1% decrease in market share. The fall in market share was particularly influenced by the unavailability of the new Jaguar XJ model.

UK

The UK premium car segment volumes increased by 5% in Fiscal 2010 as compared to Fiscal 2009, with Jaguar up by 16% for Fiscal 2010. The UK premium SUV segment volumes increased by 25% in Fiscal 2010 as compared to Fiscal 2009, with Land Rover up 21% for the same period. The UK retail volumes for Fiscal 2010 for the combined brands were 57,056 units.

Europe (excluding Russia)

The combined European premium car segment and premium SUV segment volumes increased by 2% as compared to Fiscal 2009. The European retail for Fiscal 2010 for the combined Jaguar Land Rover brands were 50,584 units, representing a 16% decrease as compared to Fiscal 2009. Trading within certain European markets remained challenging during the period ,especially with recent uncertainty in Greece with the downgrading of sovereign debt ratings leading to additional pressure within the financial markets. Several European countries introduced different versions of vehicle scrappage schemes and incentives, including Cyprus, France, Germany, Italy, Luxembourg, Portugal, Romania and Spain. These schemes did have some effect on overall volumes, but the impact on the Premium car and Premium SUV segments was minimal.

Russia

The Russia premium car segment volumes declined by 38% in fiscal 2010 as compared to fiscal 2009, with Jaguar down by 55% for fiscal 2010. The Russia premium SUV segment volumes declined 57% in fiscal 2010 as compared to fiscal 2009 with Land Rover down by 27% for fiscal 2010. The Russia retail volumes for fiscal 2010 for the combined brands were 8,831 units. The Russian economy was hard hit by the global economic crisis, particularly the sharp fall in oil prices and the drying up of foreign credits that Russian banks and companies relied upon.

China

The China premium car segment volumes (for imports) increased by 14% in fiscal 2010 as compared to fiscal 2009, with Jaguar up by 30% for fiscal 2010. The China premium SUV segment volumes (for imports) increased by 83% in fiscal 2010 as compared to fiscal 2009 with Land Rover up 56% for fiscal 2010. The China retail volumes for fiscal 2010 for the combined brands were 17,004 units.

Jaguar Land Rover — Sales & Distribution:

We distribute Jaguar Land Rover vehicles in 74 markets across the world for Jaguar, and 102 markets across the world for Land Rover. Sales locations for Jaguar Land Rover vehicles are operated as independent franchises. Jaguar Land Rover is represented in its key markets through national sales companies as well as third party importers. Jaguar and Land Rover have regional offices in certain select countries that manage customer relationships, vehicle supplies and provide marketing and sales support to their regional importer markets. The remaining importer markets are managed from the UK.

Jaguar Land Rover products are sold through a variety of sales channels; through our dealerships for retails sale, for sale to fleet customers, including daily rental car companies, commercial fleet customers, leasing companies, and governments. Jaguar Land Rover does not depend on a single customer or small group of customers to the extent that the loss of such a customer or group of customers would have a material adverse effect on our business.

Jaguar Land Rover has now transitioned to financing arrangements with FGA Capital (JV between Fiat Auto and Credit Agricole) in UK/Europe and Chase Auto Finance in the US and local providers in certain other key markets.

Jaguar Land Rover — Competition:

Jaguar Land Rover operates in a globally competitive environment and faces stiff competition from established premium and other vehicle manufacturers who aspire to move into the luxury performance car and premium SUV segments. Jaguar vehicles compete primarily against other European brands such as BMW, Mercedes Benz and Audi. Land Rover and Range Rover vehicles compete largely against SUVs manufactured by Audi, BMW, Infiniti, Lexus, Mercedes Benz, Porsche and Volkswagen. The Land Rover Defender competes with vehicles manufactured by Isuzu, Nissan and Toyota.

Jaguar Land Rover — Seasonality:

The business of Jaguar Land Rover is impacted by the bi-annual registration of vehicles in the United Kingdom where the vehicle registration number changes every six months, which in turn has an impact on the resale value of the vehicles. This leads to a bunching up of sales during the periods when the change occurs. Seasonality in most other markets is driven by introduction of new model year derivatives. Furthermore, western European markets tend to be impacted by summer and winter holidays. The resulting sales profile influences operating results on a quarter to quarter basis.

Research and Development:

Our research and development activities focus on product development, environmental technologies and vehicle safety. Our Engineering Research Centre, or ERC, established in 1966, which is one of the few government recognized in-house automotive research and development centers in India. The Engineering Research Centre is integrated with all of the Tata Motors Global Automotive Product Design and Development Centers in South Korea, Spain and United Kingdom. In addition to this, we leverage key competencies through various engineering service suppliers and design teams of our suppliers.

Jaguar Land Rover research and development operations currently consist of a single engineering team, operating within a co-managed engineering facility, sharing premium technologies, powertrain designs and vehicle architecture. We are pursuing various initiatives, such as the introduction of Premium Lightweight Architecture (PLA), to enable our business to comply with the existing and evolving emissions legislations in the developed world, which we believe will be a key enabler of both reduction in CO2 and further efficiencies in manufacturing and engineering. Over recent years, Jaguar Land Rover has made significant progress in reducing the development cycle times. The ERC in India and Jaguar Land Rover engineering and development operations in the UK have identified areas to leverage the facilities and resources to enhance the product development process and achieve economies of scale.

To augment the abilities of our Engineering Research Centre and to obtain access to leading-edge technologies to support the product development activities, which we plan to undertake to sustain and enhance our position in the increasingly competitive global markets, we established a wholly-owned subsidiary, TMETC, in the United Kingdom in 2006. We gained access to what we believe are leading edge propulsion and electric energy systems through our investment in Miljobil Grenland in 2009, by TMETC.

We endeavor to absorb the best of technologies for our product range to meet the requirements of a globally competitive market. All of our vehicles and engines are compliant with the prevalent regulatory norms in the respective countries in which they are sold. Our strategy to invest and develop our development capabilities have helped us in attaining significant achievements such as the design and development of India’s first indigenously developed compact car, the segment creating mini- truck – the ‘Tata Ace’ and the world’s most affordable family car — the Tata Nano. In collaboration with our subsidiary TDCV, we developed the “World Truck”, now referred to as ‘Prima’, a sophisticated and contemporary M&HCV range with performance standards similar to those in developed markets, which we launched in India and in South Korea during fiscal 2010.

In addition, our research and development activities also focus on developing vehicles running on alternative fuels, including CNG, liquefied petroleum gas, bio-diesel and compressed air and electric cars. We are in a constant endeavor to develop green vehicles and are presently developing an electric vehicle on the Indica Vista platform. We are pursuing alternative fuel options such as ethanol blending for development of vehicles fuelled by hydrogen. In our Jaguar Land Rover products, we are pursuing several initiatives including alternative energy technologies to meet the targeted reduction in CO2 emissions in the next 5 years.

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

Our product design and development centers are equipped with computer-aided design, manufacture and engineering tools, with sophisticated hardware, software, and other information technology infrastructure, designed to create a digital product development environment and virtual testing and validation, resulting in a reduction in the product development cycle-time and data management. Rapid prototype development systems, testing cycle simulators, advanced emission test laboratories and styling studios are also a part of our product development infrastructure. We have aligned our end-to-end digital product development objectives and infrastructure, with our business goals and have made significant investments to enhance the digital product development capabilities especially in the areas of product development through Computer Aided Design/Computer Aided Manufacturing/Computer Aided Engineering/Knowledge Based Engineering/Product Data Management.

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

We own a number of patents registered and have applied for new patents which are pending registration in India. We have also filed a number of patent applications outside India under the Patent Cooperation Treaty, which will be entered in different countries later. We obtain new patents through our ongoing research and development activities.

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

In varying degrees, all our intellectual property is important to us. In particular, the Tata brand is integral to the conduct of our business, a loss of which could have a material adverse effect on our business.

Components and Raw Materials

The principal materials and components required by us for use in our vehicles are steel sheets and plates, castings, forgings and items such as tires, fuel injection equipment, batteries, electrical items and rubber and plastic parts, consumables (paints, oils, thinner, welding consumables, chemicals, adhesives and sealants) and fuels. We also require aggregates like axles, engines, gear boxes and cabs for our vehicles, which are manufactured by ourselves or by our subsidiaries, affiliates and strategic suppliers. We have long term purchase agreements for some critical components such as transmissions and engines. Most commodities have continued to experience large price volatility during Fiscal 2010. We have established contracts with some of the the commodity suppliers to cover our own as also our suppliers’ requirements to moderate the effect of such high volatility. Special initiatives were also undertaken to reduce material consumption through value engineering and value analysis techniques.

We have undertaken an e-commerce initiative through the development of a business-to-business site with the assistance of our subsidiary, TTL, for electronic interchange of data with our suppliers in India. This has enabled us to have real time information exchange and processing to manage our supply chain effectively. We use external agencies as third party logistic providers. This has resulted in space and cost saving.

As part of our strategy to become a low-cost vehicle manufacturer, we have undertaken various initiatives to reduce our fixed and variable costs. In India we started an e-sourcing initiative in 2002 through , which we procure some supplies through reverse auctions.

We have established a procedure for ensuring quality control of outsourced components. Products purchased from approved sources undergo a supplier quality improvement process. We also have a program for assisting vendors from whom we purchase raw materials or components to maintain quality. Each vendor is reviewed on a quarterly basis on parameters of quality, cost and delivery. Preference is given to vendors with TS 16949 certification. We also maintain a stringent quality assurance program that includes random testing of production samples, frequent re-calibration of production equipment and analysis of post-production vehicle performance and ongoing dialogue with workers to reduce production defects. Further, we have established a Strategic Sourcing Group for certain regions to consolidate, strategize and monitor our supply chain activities with respect to major items of purchase as well as major inputs of technology and services. The Strategic Sourcing Group is responsible for recommending, for the approval by the Management Committee, the long-term strategy and purchase decision for these items, negotiation and relationship with vendors with regard to these items, formulating and overseeing our purchasing policies, norms in respect of all items, evolving guidelines for vendor quality improvement, vendor rating and performance monitoring and undertaking company-wide initiatives such as e-sourcing and supply chain management/policies with respect to vehicle spare parts. We are also exploring opportunities for global sourcing of parts and components from lower cost countries, and have embarked on a vendor management program that includes vendor base rationalization, vendor quality improvement and vendor satisfaction surveys. We initiated steps to include our supply chain in our initiatives on social accountability, environment management activities including tree plantation and energy conservation.

The Jaguar Land Rover business works with a range of strategic suppliers to meet its requirements for parts and components. The Jaguar Land Rover business has established quality control programmes to ensure that externally purchased raw materials and components are monitored and meet its quality standards. Such programmes include site engineers from Jaguar Land Rover who regularly interface with suppliers and carry out visits to supplier sites to ensure that relevant quality standards are been adhered to. Site engineers are also supported by persons in other functions, such as program engineers who interface with new model teams as well as resident engineers co-located at Jaguar Land Rover plants, who provide the link between the site engineers and the Jaguar Land Rover plants. The Jaguar Land Rover business has and will continue to work with its suppliers to optimize its procurements and enhance its supplier base, including by sourcing certain of its raw material and component requirements from low cost countries.

Suppliers

We have an extensive supply chain for procuring various components. We also outsource many of the manufacturing processes and activities to various suppliers. In such cases, we provide training to outside suppliers who design and manufacture the required tooling and fixtures.

Our associate company Tata AutoComp Systems Ltd., or TACO, manufactures auto components and encourages the entry of internationally acclaimed auto component manufacturers into India by setting up joint ventures with them. Some of these joint ventures include: Tata Johnson Controls Limited for seats, Tata Yazaki Autocomp Ltd for wiring harnesses and Tata Toyo Radiators Ltd for radiator assemblies. These joint ventures supply components for our products.

In order to leverage the scale benefits we have also developed a set of suppliers for our Indian operations, who have a larger customer portfolio apart from us. These suppliers include some of the large Indian automotive supplier groups having multiple product offerings, such as Anand Group, Sona Group, TVS Group etc, as also some large multinational suppliers, such as Bosch, Continental, Delphi, Denso etc. Also for our Jaguar Land Rover business, we continue to work with our suppliers to optimize procurements and enhance our supplier base, including sourcing certain of our raw material and component requirements from low cost countries.

In India, we have established vendor parks in the vicinity of our manufacturing operations and vendor clusters have been formed at our facilities at Pantnagar (Uttarakhand) and Sanand (Gujarat). This initiative is aimed at ensuring flow of component supplies on a real-time basis, there-by reducing logistics and inventory costs as well as lowering uncertainties in the long-distance supply-chain.

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

We have established processes to encourage improvements via knowledge sharing among our vendor base through an initiative called Vendor Council consisting of our senior executives and representatives of major suppliers. The Vendor Council also helps in addressing common concerns through joint deliberations.

We import some components that are either not available in the domestic market or when equivalent domestically-available components do not meet our quality standards. We also import products to take advantage of lower prices in foreign markets, such as special steels, wheel rims and power steering assemblies.

Ford has been and continues to be a major supplier of parts and services to Jaguar Land Rover. In connection with our acquisition of Jaguar Land Rover in June 2008, supply agreements have been entered into with Ford, ranging in duration from seven to nine years, as further set out below:

•

Long term agreements have been entered with Ford for technology sharing and joint development providing technical support across a range of technologies focused mainly around powertrain engineering such that we may continue to operate according to our existing business plan.

•

Supply agreements, ranging for duration of seven to nine years, were entered into with Ford for (i) the long term supply of engines developed by Ford, (ii) engines developed by us but manufactured by Ford and (iii) engines from Ford-PSA co-operation.

In response to the pressure on our suppliers caused by the lower automotive demand and the general lack of liquidity due to the financial crisis in 2009, we worked closely with our vendors with short-and medium-term plans. The global recession saw some of our suppliers in a severely strained financial condition in response to which we have taken measures to assess financial risk potential within the vendor base and take appropriate actions to derisk our operations.

Capital and Product Development Expenditures:

Our capital expenditure totaled to Rs. 96,980 million and Rs. 101,197 million during Fiscal 2010 and 2009, respectively. Our capital expenditure during the past fiscal years related mostly to new product development and capacity expansion for new and existing products to meet the market demand and investments towards improving quality, reliability and productivity that are aimed at operational efficiency.

We intend to continue to invest in our business units and research and product development over the next several years in order to improve our existing product range, develop new products and platforms and to build and expand our presence in the passenger vehicle and commercial vehicle categories. We believe this would strengthen our position in India and help us to grow our presence in international markets.

As a part of this future growth strategy, we plan to make investments in product development, capital expenditure in capacity enhancement, plant renewal and modernization and to pursue other growth opportunities. Our subsidiaries also have their separate growth plans and related capital expenditures plans. These expenditures are expected to be funded largely through cash generated from operations, existing investible surplus in the form of cash and cash equivalents, investment securities and other external financing sources. In August 2010, we obtained the shareholders’ approval through postal ballot to raise additional long term resources up to Rs. 47 billion in the domestic and/or international market, in one or more tranches and increased our borrowing limit from Rs. 200 billion to Rs. 300 billion.

In Fiscal 2010, Jaguar Land Rover raised GBP338 million through a loan from the European Investment Bank (EIB). The funding will further advance Jaguar Land Rover’s research and development programmes focused on technologies that will reduce CO2 emissions from its vehicles. These activities will contribute to lower CO2 emissions and the loan was granted under the European Clean Transport Facility.

Other Operations

In addition to our automotive operations, we are also involved in various other business activities, of which information technology services and construction equipment are the main activity. Net revenues from these activities totaled to Rs.33,483 million and Rs. 35,434 million in Fiscal 2010 and 2009, respectively, representing nearly 3.6% and 4.9% of our total revenues before inter-segment elimination in Fiscal 2010 and Fiscal 2009, respectively. On March 30, 2010, we sold controlling stake in our construction equipment subsidiary, Telco Construction Equipment Co. Ltd (Telcon).

Information Technology Services:

Tata Technologies Limited, or TTL, is our 82.47% owned subsidiary as of March 31, 2010. TTL, founded in 1989 and a part of Tata group, is a global leader in Engineering Services Outsourcing, or ESO, and Product Development IT services solutions for Product Lifecycle Management, or PLM, and Enterprise Resource Management, or ERM, to the world’s leading automotive, aerospace and consumer durables manufacturers and their suppliers. The company’s services include product design, analysis and production engineering, Knowledge based engineering, PLM, Enterprise Resource Planning and Customer Relationship Management systems. The company also distributes implements and supports PLM products from leading solution providers in the world such as Dassault Systèms and Autodesk.

TTL has its international headquarters in Singapore, with regional headquarters in the United States (Novi, Michigan), India (Pune) and the UK (Luton). The Company has a combined global workforce of more than 4000 professionals serving clients worldwide from facilities in North America, Europe and the Asia-Pacific region. TTL responds to customers’ needs through its subsidiary companies and through its two offshore development centers. TTL had 9 functional subsidiary companies as of March 31, 2010.

Through sustained focus on growing the share of its offshore business and efficient cost management, TTL witnessed growth in profitability in fiscal 2010 despite severe constraints and challenges. The consolidated revenues of TTL for Fiscal 2010 stood at Rs.10,699 million a decline of 12.9% against Rs.12,286 million in the previous year due principally to a downturn in U.S. markets.

Government Regulation

Indian Automotive Sector

Automotive Mission Plan, 2006-2016

The automotive mission plan (“Plan 2006”) laid down by the Ministry of Heavy Industries and Public Enterprises of the Government of India in December 2006, consists of recommendations to the task force of the Development Council on Automobile and Allied Industries constituted by the Government of India, in relation to the preparation of the mission plan for the Indian automotive industry. Plan 2006 recommends that a negative list of items, such as no duty concession for import of used or re-manufactured vehicles, or treatment of remanufactured automotive products as old products, should be negotiated for free trade agreements or regional trade agreements on a case-by-case basis with other countries. It recommends the adoption of appropriate tariff policy to attract more investment into the automobile industry, the improvement of power infrastructure to facilitate faster growth of automotive sector both domestically and internationally, policy initiatives such as encouragement of collaboration of the automotive industry with research and academic institutions, tax concessions and incentives to enhance competitiveness in manufacturing and promotion of research and technology development. For the promotion of exports in the automotive components sector, among other things, it recommends creation of special automotive component parks in special economic zones and creation of virtual special economic zones, which would enjoy certain exemptions on sales tax, excise and customs duty. Strengthening the inspection and certification system by encouraging public-private partnership and rationalization of the motor vehicles regulations are also among the major recommendations of the plan.

A committee set up under the chairmanship of the Secretary, Heavy Industries and Public Enterprises consisting of all stake holders including representatives of the Ministry of Finance, representatives of interested parties relating to road transport, environment, commerce, industrial policy and promotion, labour, shipping, railways, human resource development, science and technology, new and renewable energy, petroleum and natural gas, and representatives of automotive industry, will monitor the implementation and progress of the Plan 2006.

The Auto Policy, 2002

The Auto Policy was introduced by the Department of Heavy Industry, Ministry of Heavy Industries and Public Enterprises of the Government of India in March 2002, with the aim, among others, to promote a globally competitive automotive industry and emerge as a global source for automotive components, establish an international hub for manufacturing small, affordable passenger cars, ensure a balanced transition to open trade at a minimal risk to the Indian economy and local industry, to encourage modernization of the industry and facilitate indigenous design, research and development and to develop domestic safety and environment standards at par with international standards.

Auto Fuel Policy, 2003

In 1992, the government of India issued emission and safety standards, which were further tightened in April 1996, under the Indian Motor Vehicle Act. Currently Bharat Stage IV norms (equivalent to Euro IV norms) are in force for four wheelers in 13 cities in India and Bharat Stage III norms (equivalent to Euro III norms) would be in force from October 1, 2010, in the rest of India. Our vehicles comply with these norms. The next change in emission regulations is yet to be discussed by Government of India.

Central Motors Vehicles Rules, 1989

Chapter V of the Central Motor Vehicle Rules, 1989, or the CMV rules, lays down provisions relating to construction and maintenance of motor vehicles. Among specifications pertaining to dimensions, gears, indicators, reflectors, lights, horns, safety belts and others, the CMV rules govern emission standards for vehicles operating on compressed natural gas, or CNG, petrol, liquefied petroleum gas and diesel. Bharat Stage IV Emission Norms (equivalent to Euro IV norms) are now applicable to all 4 wheelers as of April 1, 2010 in the cities of Delhi/National Capital Region, Mumbai, Kolkata, Chennai, Bangalore, Hyderabad, Ahmedabad, Pune, Surat, Kanpur and Agra. Manufacturers must comply with the emission standards as laid down in the CMV rules from time to time and are required to certify such compliance. Bharat Stage III Emission Norms (equivalent to Euro III norms) would be in force from October 1, 2010 for the rest of the country.

Additionally, pursuant to the CMV rules, every manufacturer must also submit the prototype of every vehicle to be manufactured by it for testing by the Vehicle Research and Development Establishment of the Ministry of Defense of the Government of India, or Automotive Research Association of India, Pune, or the Central Machinery Testing and Training Institute, Budni (MP), or the Indian Institute of Petroleum, Dehradun, or such other agencies as may be specified by the central government for granting a certificate by that agency as to the compliance of provisions of the Motor Vehicles Act, 1988 and these rules.

In case of CNG fitments by vehicle manufacturers on new petrol vehicles, each model manufactured must be a type approved pursuant to the prevailing mass emission norms as applicable for the category of new vehicle in respect of the place of its use.

The CMV Rules also require the manufacturers to comply with notifications in the Official Gazette, issued by central government to use such parts, components or assemblies in manufacture of such vehicle, of such standards as may be specified or the relevant standards as specified by the Bureau of Indian Standards.

Emission and Safety in India

In 1992, the Government of India issued emission and safety standards, which were further tightened in April 1996 under the Indian Motor Vehicle Act. From April 1, 2010, India migrated its emission norms to Bharat Stage IV (Euro IV) in the 11 metro cities and Bharat Stage III in the rest of the country. However, the deadline for pan-India rollout of BS III emission norms which was originally set for April 2010, is now delayed to October 2010.

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

India has been a signatory to the 1998 UNECE Agreement on Global Technical Regulations (GTR) since April 22, 2006 and has voted in favor of all the seven Global Technical Regulations. Tata Motors works closely with the Government of India to participate in WP 29 World Forum Harmonization activities.

India has a well established regulatory framework administered by the Indian Ministry of Shipping, Road Transport and Highways. The Ministry issues notifications under the Central Motor Vehicles Rules and the Motor Vehicles Act. Chapter V of the Central Motor Vehicles Rules, 1989, which deals with construction, equipment and maintenance of vehicles. Vehicles manufactured in the country must comply with relevant Indian standards and automotive industry standards. The Indian Ministry of Shipping, Road Transport and Highways finalized a road map on automobile safety standards in January 2002. The road map is based on current traffic conditions, traffic density, driving habits and road user behavior in India and is generally aimed at increasing safety requirements for vehicles under consideration for Indian markets.

The Essential Commodities Act, 1955

The Essential Commodities Act, 1955, as amended by the Essential Commodities (Amendment and Validation) Act, 2009, or the Essential Commodities Act, authorises the central government, if it finds it necessary or expedient to do so, to provide for regulating or prohibiting the production, supply, distribution, trade and commerce in the specified commodities under the Essential Commodities Act, in order to maintain or increase supplies of any essential commodity or to secure their equitable distribution and availability at fair prices, or to secure any essential commodity for the defence of India or the efficient conduct of military operations. The definition of “essential commodity” under the Essential Commodities Act includes “component parts and accessories of automobiles”.

Environmental Regulations

Manufacturing units or plants must ensure compliance with environmental legislation, such as the Water (Prevention and Control of Pollution) Act 1974, the Air (Prevention and Control of Pollution) Act, 1981, the Environment Protection Act, 1986 and the Hazardous Wastes (Management and Handling) Rules, 1989. The basic purpose of these statutes is to control, abate and prevent pollution. In order to achieve these objectives, Pollution Control Boards (“PCBs”), which are vested with diverse powers to deal with water and air pollution, have been set up in each state. The PCBs are responsible for setting the standards for maintenance of clean air and water, directing the installation of pollution control devices in industries and undertaking inspection to ensure that units or plants are functioning in compliance with the standards prescribed. These authorities also have the power of search, seizure and investigation.

Our manufacturing plants have received or are in the process of obtaining the Indian government’s environmental clearances required for our operations. We are fully committed to our role as a responsible corporate citizen with respect to reducing environmental pollution. We treat the effluents at our plants and have made significant investments in lowering the emissions from our products.

In addition, the Ministry of Environment and Forests conducts environment impact assessments. The Ministry receives proposals for expansion, modernization and establishment of projects, and then the impact which such projects would have on the environment is assessed by the Ministry before it grants clearances for the proposed projects.

Regulation of Imports and Exports

Quantitative restrictions on imports into India were removed with effect from April 1, 2001, pursuant to India’s World Trade Organization obligations, and imports of capital goods and automotive components were placed under the open general license category. In addition, we are also regulated by the provisions of the Customs Act, 1962 and the Central Excise Act, 1944.

The FDI Policy

Automatic approval for foreign equity investments up to 100% is allowed in the automobile manufacturing sector under the FDI Policy.

Automobiles and automotive components can, generally, be imported into India without a license from the Government of India subject to their meeting Indian standards and regulations as specified by designated testing agencies. Cars, UVs and SUVs in completely built up or CBU condition can be imported at 60% basic customs duty. Commercial vehicles can be imported at basic customs duty of 10%, and components can be imported at basic customs duty ranging from at 10% to at 7.5% (for engine component).

Indian Taxes

See Item 10.E “— Additional Information — Taxation” for additional information relating to our taxation.

Excise Duty:

In the Indian Union Budget 2008-2009, the Government of India reduced the excise duty on small cars from 16% to 12%. The Government of India further reduced the excise duty rate from 12% to 8% in December 2008. This reduction was a part of government initiative towards revival of automobile industry from the recessionary situation. In February, 2010 this duty was increased by the Government of India from 8% to 10%. The excise duty on cars other than small cars presently stands at 22%. Small cars are defined to mean cars of length not exceeding 4,000mm and with an engine capacity not exceeding 1,500cc for cars with diesel engines and not exceeding 1,200cc for cars with gasoline engines.

The Government of India reduced the excise duty on motor vehicles for transport of more than 13 persons, including the driver, from 16% to 10% in February, 2010. Excise duty on chassis fitted with engines for such vehicles was also reduced from “16% + Rs.10,000 per chassis” to “12% + Rs.10,000 per chassis” which was further reduced to “8% + Rs.10,000 per chassis” in December 2008.

Excise duty on trucks was reduced from 16% to 14% during the Indian Union Budget 2008-2009, which was further reduced to 10% in December 2008. The excise duty on trucks was again reduced from 10% to 8% in the Indian Union Budget 2009-2010. Excise duties on trucks were then increased from 8% to 10% in March 2010.

In December 2008, the excise duty on Safari, SUVs & UVs was reduced from “24% + Rs.20,000 per vehicle” to “20% + Rs.20,000 per vehicle”, which was further reduced to “20% + Rs.15,000 per vehicle” in the Indian Union Budget 2009-2010. This was revised to “22% + Rs.15,000 per vehicle” in the Indian Union Budget 2010-2011.

In addition, vehicle and component imports are also subject to a countervailing duty which is equivalent to the excise duty indicated above plus an additional customs duty at 4%, National Calamity Contingent duty (NCCD) at 1% (only for vehicles), educational cess at 2%, higher education cess at 1% and vehicle cess (only in case of vehicles) at 0.125%.

Valued Added Tax:

The Value Added Tax, or VAT, has been implemented throughout India. VAT enables set-off from sales tax paid on inputs by traders and manufacturers against the sales tax collected by them on behalf of the government, thereby eliminating the cascading effect of taxation. Two main brackets of 4% and 12.5%, along with special brackets of 0%, 1% and 20%, have been announced for various categories of goods and commodities sold in the country, and certain states have introduced additional VAT of 1% and 3% on specified commodities, including automobiles. In one of the states, surcharge of 10% on VAT has been introduced on automobiles. Central Sales Tax, however, continues to exist, although it is proposed to be abolished in a phased manner. Since its implementation, VAT has had a positive impact on us. Prior to the implementation of VAT, sales tax formed part of our total cost of material. However, the implementation of VAT would result in savings on sales tax component, as VAT paid on inputs can be set off against tax paid on outputs.

In the Indian Union Budget 2009-2010, the Central Sales Tax rate was reduced to 2%.

Goods and Services Tax:

The Government of India is proposing to reform the indirect tax system in India with a comprehensive national goods and services tax, or GST, covering the manufacture, sale and consumptions of goods and services, effective from April 1, 2011. The proposed GST regime will combine taxes and levies by the central and state governments into one unified rate structure. The Government of India has publicly expressed the view that following the implementation of the GST, indirect tax incidence on domestically manufactured goods is expected to decrease along with prices on such goods.

We have and are availing ourselves of excise duty exemptions for manufacturing facilities in the state of Uttarakhand and other incentives in certain states of India either through subsidy or loan from such states where we have manufacturing operations. While both the Government of India and other state governments of India have publicly announced that all committed incentives will be protected following the implementation of the GST, given the limited availability of information in the public domain concerning the GST, we are unable to provide any assurance as to the effect of this or any other aspect of the tax regime following implementation of the GST.

Direct Tax Code:

The Direct Tax Code Bill 2010, or DTC, proposes to replace the existing Income Tax Act, 1961 and other direct tax laws , with a view to simplify and rationalize the tax provisions into one unified code. The DTC bill which was placed before the Indian parliament for debate and discussion on August 30, 2010, is proposed to come into effect from April 1, 2012 .The various proposals included in DTC bill are subject to review by Indian parliament and as such impact if any, is not quantifiable at this stage.

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

Jaguar Land Rover has global insurance coverage which Jaguar Land Rover considers to be reasonably sufficient to cover normal risks associated with our operations and insurance risks (including property, business interruption, marine and product/general liability) and which Jaguar Land Rover believes is in accordance with commercial industry standards.

We have also taken insurance coverage on directors and officers’ liability to minimize risks associated with international litigation.

Economic Stimulus Package and incentives:

In January 2009, the Government of India announced an Economic Stimulus Package targeting the automotive industry. The Public Sector banks were encouraged to fund the auto sector along with providing a line of credit to NBFCs, specifically for the CVs. The States were to be provided a one time assistance to purchase 15,000 buses for their urban transport system. There was a 4% cut in the central value added tax rate, or cenvat, on cars and trucks and a 2% cut in cenvat rate on motor vehicles for transport of more than 13 persons, including the driver. Further, in February 2009, the cenvat was reduced from 10% to 8% for Trucks and buses and service tax was also reduced from 12% to 10%. The Government of India has also provided for an accelerated tax depreciation of 50% for commercial vehicles purchased between January 1 and September 30, 2009. The cenvat rate and service tax have been restored to 10% and 12% since April 1, 2010.

The United States and some of the European governments had also introduced support schemes for the automotive industry within their countries. The UK government announced the Automotive Assistance Program, a program of support for the British car industry back in January 2009. The EIB has also announced a support package of aid to the car industry.

In January 2009 the United Kingdom government announced the United Kingdom Automotive Assistance Program, or AAP, to address funding requirements of the UK automotive industry. The AAP will facilitate the government loan guarantees on a case by case basis, for projects for which EIB (European Investment Bank) funding has been approved and to bring special value to the United Kingdom through the preservation of jobs and new investments which fulfill government objectives of low carbon emission. In March 2009, it was confirmed the UK government was to make available a grant of up to GBP27 million to support the production of a new model based on the compact and sustainable LRX Concept to be produced at the Halewood factory. The vehicle, confirmed for production, would be the smallest, lightest and most fuel efficient addition to the Range Rover family of luxury vehicles and will debut in 2010-11. This vehicle is planned to further enhance the Jaguar Land Rover commitment to sustainability.

The United Kingdom government also introduced a vehicle scrappage incentive scheme on vehicles that are aged 10 years plus in order to stimulate car purchases within the United Kingdom market. The United States and several European countries including Cyprus, France, Germany, Italy, Luxembourg, Portugal, Romania and Spain, have also introduced versions of vehicle scrappage schemes and incentives.

Emission and Safety in Europe, the United Kingdom and the United States:

There has been a greater emphasis by governments on emission and safety levels for the automobile industry. Existing EU4 and EU5 regulations, and planned EU6 regulations place limits on particulate emissions and emissions of pollutants other than CO2 and encourage fuel economy. The European Union has indicated that it will introduce legislation to reduce CO2 emissions from passenger cars. Jaguar Land Rover carefully monitors environmental requirements and has plans to reduce the average CO2 emissions of its vehicle fleet through the introduction of sustainable technologies, including modular lightweight vehicle architectures, smaller and more fuel efficient SUVs and development of technologies that use hybrid and alternative fuels. While Jaguar Land Rover has plans to reduce emissions, the risk remains that eventual legislation may impose requirements in excess of currently planned design actions. Also, consumers may demand further fuel efficiency and reduction in emissions. To comply with current and future environmental norms, Jaguar Land Rover may have to incur substantial capital expenditures and research and development costs to upgrade products and manufacturing facilities, which would have an impact on its cost of production and results of operation.

The regulatory environment continues to intensify with the European Union draft regulations, United States CAFE and national CO2 actions and incentives. These have had a potentially negative impact on larger vehicle and premium segments, influenced by significant tax related impacts, particularly in smaller European markets.

Vehicles sold in Europe are subject to vehicle safety regulations established by the European Union or by individual countries that are similar to those in the United States. Major regulatory changes in Europe include:

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

•	The EU Commission has proposed mandating tire pressure monitoring systems in the context of fuel economy legislation; and

•

The EU Commission has passed regulatory requirements to fit active safety systems, such as electronic stability control systems, collision mitigation braking systems and lane departure warning systems for heavy duty commercial vehicles.

In addition, within the framework of the United Nations Economic Commission for Europe, the European Union may establish new vehicle safety regulations (for example, regarding head restraints).

The U.S. National Highways Transport Safety Agency, or the NHTSA, issues federal motor vehicle safety standards covering a wide range of vehicle components and systems such as airbags, seatbelts, brakes, windshields, tires, steering columns, displays, lights, door locks, side impact protection, and fuel systems. We are required to test new vehicles and equipment and assure their compliance with these standards before selling them in the United States. We are also required to recall vehicles found to have defects that present an unreasonable risk to safety or which do not conform to the required Federal Motor Vehicle Safety Standards, and to repair them without charge to the owner. The financial cost and impact on consumer confidence of such recalls can be significant depending on the repair required and the number of vehicles affected. Jaguar Land Rover has no investigations relating to alleged safety defects or potential compliance issues pending before the NHTSA.

These standards add to the cost and complexity of designing and producing vehicles and equipment. In recent years the NHTSA has mandated, among other things:

•

a system for collecting information relating to vehicle performance and customer complaints, and foreign recalls to assist in the early identification of potential vehicle defects as required by the Transportation Recall Enhancement, Accountability, and Documentation (TREAD) Act; and

•	enhanced requirements for frontal and side impact, including a lateral pole impact.

Furthermore, the Cameron Gulbransen Kids Transportation Safety Act of 2007 (Kids and Cars Safety Act), passed into law in 2008, requires the NHTSA to enact regulations related to rearward visibility and brake-to-shift interlock and requires the NHTSA to consider regulating the automatic reversal functions on power windows. The costs to meet these proposed regulatory requirements may be significant.

Vehicle safety regulations in Canada are similar to those in the United States; however, many other countries have vehicle regulatory requirements which differ from those in the United States. The differing requirements among various countries create complexity and increase costs such that the development/production of a common product that meets the country regulatory requirements of all countries is not possible. Global Technical Regulations, or GTRs, developed under the auspices of the United Nations continue to have an increasing impact on automotive safety activities. In 2008, GTRs on electronic stability control, head restraints and pedestrian protection were each adopted by the UN “World Forum for the Harmonization of Vehicle Regulations,” and are now in different stages of national implementation. While global harmonization is fundamentally supported by the auto industry in order to reduce complexity, national implementation may still introduce subtle differences into the system.

Legal Proceedings

In the normal course of business, we face claims and assertions by various parties. We assess such claims and assertions and monitor the legal environment on an ongoing basis, with the assistance of external legal counsel wherever necessary. We record a liability for any claims where a potential loss is probable and capable of being estimated, and disclose such matters in our financial statements, if material. For potential losses which are considered reasonably possible, but not probable, we provide disclosure in the financial statements, but do not record a liability in our financial statements unless the loss becomes probable. Should any new developments arise, such as a change in law or rulings against us, we may need to make provisions in our financial statements, which could adversely impact our reported financial condition and results of operations. Furthermore, if significant claims are determined against us and we are required to pay all or a portion of the disputed amounts, there could be a material adverse effect on our business and profitability. Certain claims that are above Rs. 200 million in value are described in Note 36 to our consolidated financial statements included in this annual report. Certain claims that are below Rs. 200 million in value pertain to indirect taxes, labour and other civil cases. There are other claims against us which pertain to motor accident claims (involving vehicles that were damaged in accidents while being transferred from our manufacturing plants to regional sales offices) product liability claims and consumer complaints. Some of these cases relate to replacement of parts of vehicles and/or compensation for deficiency in services provided by us or our dealers.

We believe that none of the contingencies, either individually or in the aggregate, would have a material adverse effect on our financial condition, results of operations or cash flows.

C. Organizational Structure

Tata Sons is a holding company that has equity holdings in a range of businesses. The various companies promoted by Tata Sons, including us, are based substantially in India and had combined revenues of approximately US$67.4 billion for fiscal 2010.

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

By 1970, the operations of Tata Sons promoted entities had expanded to encompass a number of major industrial and commercial enterprises including The Indian Hotels Company Limited (1902), The Tata Steel Limited (Tata Steel) (1907), which became the sixth largest steel maker in the world after it acquired Corus, The Tata Power Company Limited (1910), Tata Chemicals Limited (1939), which is the world’s second largest manufacturer of soda ash, and Tata Motors Limited (1945), which is among the top five commercial vehicle manufacturers in the world and has recently acquired Jaguar and Land Rover. Tata Motors, which made India’s first indigenously developed car, the Indica, in 1998, and introduced the world’s lowest- cost car, the Tata Nano in fiscal 2010. Other Tata entities include Voltas Limited (1954), and Tata Tea Limited (1962) now named Tata Global Beverages Ltd., which is the second largest branded tea company in the world, through its UK-based subsidiary Tetley. Tata Sons also promoted India’s first airline, Tata Airlines, which later became Air India (India’s national carrier), as well as India’s largest general insurance company, New India Assurance Company Limited, both of which were subsequently taken over by the Government as part of the Government’s nationalization program. Tata Consultancy Services Limited (TCS) is Asia’s leading software services provider and the first Indian software firm to exceed sales of US$4 billion. TCS has delivery centres in the US, UK, Hungary, Brazil, Uruguay and China, as well as India. In 1999, Tata Sons also invested in several telephony and telecommunication ventures, including acquiring a portion of the Indian Government’s equity stake in the state owned Tata Communications Limited which is one of the world’s largest wholesale voice carriers. Tata companies are building multinational businesses that will achieve growth through excellence and innovation, while balancing the interests of shareholders, employees and civil society.

We have for many years been a licensed user of the “Tata” brand owned by Tata Sons Limited, and thus have both gained from the use of the Tata brand as well as helped to sustain its brand equity. Tata Sons along with the Tata Sons promoted entities instituted a corporate identity program to re-position the brand to compete in a global environment. A substantial ongoing investment and recurring expenditure is planned to develop and promote a strong, well-recognized and common brand equity, which is intended to represent for the consumer a level of quality, service and reliability associated with products and services offered by the Tata Sons promoted entities.

Each of the Tata Sons promoted consenting entities pays a subscription fee to participate in and gain from the Tata brand identity. We believe that we benefit from the association with the Tata brand identity and, accordingly, Tata Motors Limited and certain of our subsidiaries have agreed to pay an annual subscription fee to Tata Sons Limited which is equal to 0.15%-0.25% of annual net income (defined as net revenues exclusive of excise duties and other governmental taxes and non-operating income), subject to a ceiling of 5% of annual profit before tax (defined as profit after interest and depreciation but before income tax). In the past, Tata Sons also has lowered the subscription fee, considering its requirement of outlay for activities related to brand promotion and protection. For the fiscal years ended March 31, 2009 and 2010, Tata Motors on a standalone basis paid an amount less than 0.25% of its annual net income as per Indian GAAP. Pursuant to our licensing agreement with Tata Sons Limited, we have also undertaken certain obligations for the promotion and protection of the new Tata brand identity licensed to us under the agreement. The agreement can be terminated by written agreement between the parties, by Tata Sons Limited upon our breach of the agreement and our failure to remedy the same, or by Tata Sons Limited upon providing six months notice for reasons to be recorded in writing. The agreement can also be terminated by Tata Sons Limited upon the occurrence of certain specified events, including liquidation.

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

A large number of the Tata Sons promoted entities hold shares in one another and some of our directors hold directorships on the boards of Tata Sons and/or Tata Sons promoted entities. However, there are no voting agreements, material supply or purchase agreements or any other relationships or agreements that have the effect of tying us together with other Tata Sons promoted entities at management, financial or operational levels. With the exception of Tata Steel Limited, which under our Articles of Association has the right to appoint one director to the Board, Tata Sons Limited and its subsidiaries do not have any special contractual or other power to appoint our directors or management beyond the voting power of their shareholdings in us. Except as set forth in the tables below under the heading “Subsidiaries and Affiliates” and except for approximately a 15.37% stake in Tata Services Ltd, a 10.27% stake in Tata Industries Limited and a 6.67% stake in Tata Projects Ltd, our shareholdings in other the Tata Sons promoted entities are generally insignificant as a percentage of their respective outstanding shares or in terms of the amount of our investment or the market value of our shares of those companies.

Subsidiaries and Affiliates

We had the following consolidated subsidiaries and equity method affiliates as of March 31, 2010:

Name of the Subsidiary Company		Country of incorporation	% of holding
1	Sheba Properties Ltd.	India	100.00
2	Concorde Motors (India) Ltd.	India	100.00
3	HV Axles Ltd.	India	85.00
4	HV Transmissions Ltd.	India	85.00
5	TAL Manufacturing Solutions Ltd.	India	100.00
6	Tata Motors Insurance Broking and Advisory Services Ltd.	India	100.00
7	Tata Daewoo Commercial Vehicle Co. Ltd.	South Korea	100.00
8	Tata Motors European Technical Centre plc and its one subsidiary	UK5	100.00	[4]
9	Tata Technologies Ltd. and its nine functional subsidiaries	India[1]	82.47	[2]
10	Tata Precision Industries Pte. Ltd., Singapore and its one subsidiary	Singapore	51.07
11	Tata Motors Finance Ltd.	India	100.00
12	Tata Motors (Thailand) Ltd.	Thailand	86.78
13	Tata Hispano Motors Carrocera S.A. and its one subsidiary	Spain[3]	100.00
14	TML Holdings PTE Ltd., Singapore and its 38 subsidiaries	Singapore[1]	100.00
15	Tata Motors (SA) (Proprietary) Ltd.	South Africa	60.00
16	TML Distribution Company Ltd.	India	100.00
17	Tata Marcopolo Motors Ltd.	India	51.00

1	The subsidiaries are based in many countries abroad.
2	The holdings in these subsidiaries range between 82.47% to 83.23%.
3	The subsidiary is based in Morocco.
4	The holding in its subsidiary is 71.69%
5	The subsidiary is based in Norway.

Name of the Affiliate Company		Country of incorporation	% of holding
1	Tata Cummins Ltd.	India	50.00
2	Nita Co. Ltd.	Bangladesh	40.00
3	Fiat India Automobiles Ltd.	India	50.00
4	Tata AutoComp Systems Ltd. and its 7 subsidiaries and 9 Affiliates	India	30.79	[1]
5	Automobile Corporation of Goa Ltd.	India	42.37
6	TATA HAL Technologies Ltd.[2]	India	40.68
7	Telco Construction Equipment Co Ltd and its 4 subsidiaries and affiliate[4]	India	40.00	[3]
8	Jaguar Cars Finance Limited	UK	49.90

1	The holdings in these affiliates range between 15.39% to 30.79%.
2	Is an affiliate of Tata Technologies Ltd
3	The holdings in these affiliates range between 17.76% to 40.00%.
4	Subsidiary till March 30, 2010.

D. Property, Plants and Equipment

Facilities:

We operate five principal automotive manufacturing facilities in India. The first facility was established in 1945 at Jamshedpur in the State of Jharkhand in eastern India. We commenced construction of a second facility in 1966 (with production commencing in 1976) at Pune, in the State of Maharashtra in western India, and a third in 1985 (with production commencing in 1992) at Lucknow, in the State of Uttar Pradesh in northern India, a fourth at Pantnagar in the State of Uttarakhand, India, which commenced operations in fiscal 2008, and a fifth at Sanand in Gujarat for manufacturing of the Nano, which commenced operations in June, 2010. The Jamshedpur, Pune and Lucknow manufacturing facilities have been accredited with ISO/TS 16949:2000(E) certification. We have set up a plant for the manufacturing of Tata Marcopolo buses under our joint venture with Marcopolo at Dharwad in Karnataka and at Lucknow.

The manufacturing facilities of TDCV are based in Gunsan, South Korea. TDCV has received the ISO/TS 16949 certification, an international quality systems specification given by SGS UK Ltd., an International Automotive Task Force, or IATF, accredited certification body. It is the first Korean original automobile equipment manufacturer to be awarded the same.

Fiat India Automobiles Limited, our joint venture with Fiat Group Automobiles S.p.A Italy, has its manufacturing facility located in Ranjangaon, Maharashtra. The plant is used for manufacturing Tata and Fiat branded cars as well as engines and transmissions for use by both partners.

Tata Motors (Thailand) Limited is our joint venture with Thonburi Automotive Assembly Plant Co Ltd for the manufacture and assembly of pickup trucks. We presently own 86.78% and Thonburi Automotive owns 13.22% of this venture. The manufacturing facility is located in Samutprakarn province, Thailand.

Our 100% stake in Tata Hispano Motors Carrocera S.A. provides us with access to two manufacturing units, one in Spain and another one in Morocco.

Following our acquisition of Jaguar Land Rover, we currently operate three principal automotive manufacturing facilities in the United Kingdom at Solihull, Castle Bromwich, and Halewood and have also established two product development facilities in the United Kingdom at Gaydon and Whitley. Most of these facilities are owned freehold or held through long-term leaseholds, generally with nominal rents.

Tata Motors European Technical Centre Plc ,UK, along with its Norwegian subsidiary, is specialized in the development and manufacture of electric cars and lithiumion batteries.

Description of environmental issues that may affect the Company’s utilization of facilities:

Tata Motors Limited:

Automobile industry participants around the world are understandably concerned about climate change as they are exposed to various regulations for controlling the emissions contributing to climate change. We are also exposed to such regulatory risks related to climate change.

The design and development of fuel efficient vehicles and vehicle running on alternative renewable energy have become a priority as a result of fossil fuel scarcity and escalating price, and growing awareness about energy efficiency among customers.

We have adopted the Tata Group Climate Change Policy which addresses key climate change issues related to products, processes and services. We are committed to reduction of greenhouse gases emissions throughout the lifecycle of our products and development of fuel efficient and low Green House Gas (“GHG”) emitting vehicles is an integral part of our product development and manufacturing strategy.

Considering the climate change risk, we are actively involved in partnerships with technology providers to embrace the best energy efficient technologies not only for products but also for processes and are also participating actively in the various National Committees in India which are working on formulating policies and regulations for improvement of environment, including GHG reduction.

India, as a party to the United Nations Framework Convention on Climate Change, 1992 and its Kyoto Protocol, 1997 has been committed to addressing the global problem on the basis of the principle of “common but differentiated responsibilities and respective capabilities” of the member parties. At present, there are no legally binding targets for GHG reductions for India as it is a developing country. There are however opportunities for minimizing energy consumption through elimination of energy losses during manufacturing, thereby reducing manufacturing costs and increasing productivity.

In order to manage regulatory and general risks of climate change, we are increasingly investing in design and development of fuel efficient and alternative energy vehicles, beside implementing new advanced technologies to increase efficiency of internal combustion engines. We have manufactured a CNG version of buses, light commercial vehicles, an LPG version of passenger car, the Indica, and a CNG version of the ACE goods carrier and pickup, Xenon.

In September 2010, Tata Motors presented CNG-Electric Hybrid Low-floor Starbuses to the Delhi Transport Corporation (DTC). This is the first time in India that hybrid buses will be used for public transportation. The Tata Hybrid Starbus offers substantial improvements in fuel economy compared to a conventional bus. The usage of this technology leads to lower emissions, thereby contributing to cleaner air and a greener, more environment-friendly commercial passenger transportation application.

        Further, we are using latest available low GWP refrigerants like R134A in products for minimizing contribution of GHG emissions. We also ensure that no refrigerant is released to atmosphere during any service, repair and maintenance. The refrigerant charge on the vehicle is first recovered before the system is serviced and recharged. In addition, we are voluntarily disclosing passenger vehicles fuel efficiency information in India in accordance with the decision by the Society of Indian Automobile Manufacturers (SIAM). We are also continually in the process of developing products that meet the current and future emission norms in India and other countries. For example we have products which meet the BS III and BS IV norms in India and are also working on products that will meet the impending Euro V norms in international markets.

We also strive to increase the proportion of energy sourced from renewables. We have incorporated environmentally sound practices as one of our prime objectives – in our processes, products and services, and all manufacturing facilities at Pune, Jamshedpur, Lucknow and Pantnagar in India have an Environmental Management System, (EMS), in place and have achieved ISO-14001 certification. We have been implementing various Environment Management Programmes (EMPs) on energy conservation such as reduction in electricity and fuel consumption and thereby reducing greenhouse gases emissions. We are actively working towards a shift to gas fuels to meet process heat requirements.

Jaguar Land Rover:

Environmental, Fiscal and Other Governmental regulations: As an automobile company, we are subjected to extensive governmental regulations regarding vehicle emission levels, noise, safety and levels of pollutants generated by our production facilities. These regulations are likely to become more stringent and compliance costs may be significant. In particular, Jaguar Land Rover has significant operations in the US and Europe which have stringent regulations relating to vehicular emissions. The proposed tightening of vehicle emissions regulations by the European Union will require significant costs of compliance for Jaguar Land Rover. While we are pursuing various technologies in order to meet the required standards in the various countries in which we operate, the costs of compliance with these required standards can be significant to our operations and may adversely impact our results of operations.

Greenhouse Gas/CO2/Fuel Economy Legislation: Legislation is now in place limiting the manufacturer fleet average greenhouse gas emissions in Europe for passenger cars starting January 2012 and in the US with their Federal GHG Standard running 2012-2016MY. In addition, many other markets either have or will shortly define similar GHG emissions standards (some of these include Canada, China, Japan, Korea, Switzerland, Australia, South Africa). In Europe implementation of Light Commercial Vehicle CO2 standards would affect the Defender and a small number of Freelander and Discovery vehicles. Jaguar Land Rover is fully committed to meeting these standards and technology deployment plans incorporated into cycle plans are directed to achieving these standards. These technology deployment plans include the research, development and deployment of hybrid electric vehicles initially in Europe and USA and require significant investment. Additionally, local excise tax initiatives are also a key consideration in ensuring Jaguar Land Rover products meet customer needs for environmental footprint and cost of ownership concerns.

In Europe, non compliance penalties are in the form of millions of Euros in compensation. In the US, non compliance results in market exclusion.

California is currently developing a new Zero Emission Vehicle regulation mandating increased penetration of hybrid and plug in hybrid electric vehicles from 2014MY above and beyond the requirements of the Federal GHG Standard.

Non Greenhouse Gas Emissions Legislation: Existing EU5 regulations, planned EU6 and EU7 regulations in Europe; existing US California LEV2 regulations and planned LEV3 regulations place ever stricter limits on particulate emissions, oxides of nitrogen and hydrocarbons passenger cars and light duty trucks. These regulations require ever increasing levels of technology in engine control systems, on-board diagnostics and after treatment systems affecting base costs of our powertains. Additional stringency of evaporative emissions also require more advanced materials and joints solutions to eliminate fuel evaporative losses, all for much longer warranted periods (up to 150,000 miles in US). While Europe and California lead the implementation of these emissions programmes, other nations and states follow on with adoption of these regulations 2-4 years after (e.g. EU5 Europe September 2009, China January 2012).

To comply with the current and future environmental norms, we may have to incur substantial capital expenditure and research and development costs to upgrade products and manufacturing facilities, which would have an impact on our cost of production and results of operation.

Imposition of any additional taxes and levies by the Indian government designed to limit the use of automobiles could adversely affect the demand for our products and our results of operations.

Installed Capacity:

        As of March 31, 2010, our total vehicle production capacity in India determined on the basis of two production shifts per day and including capacity for the manufacture of replacement parts, was 1,117,143 units annually. In addition, we also have vehicle production capacity of 20,000 units annually in South Korea through the manufacturing facilities of TDCV. Our Marcopolo plant has capacity of 15,000 units; we have bus body building capacity of 330 units in Spain and 240 units in Morocco, and our joint venture in Thailand has capacity of 25,000 units.

The following table shows our installed capacity as of March 31, 2010, and production levels by plant and product type in Fiscal 2010 and 2009:

	Fiscal Year ended March 31,
	Installed Capacity*	Production (Units)
		2010	2009
Jamshedpur
Medium and Heavy Commercial Vehicles	126,000	89,215	64,396

Pune
Medium and Heavy Commercial Vehicles, Light Commercial Vehicles, Utility Vehicles, Passenger Cars	544,000	299,251	307,279

Lucknow
Medium and Heavy Commercial Vehicles, Light Commercial Vehicles, Utility Vehicles	90,000	34,893	21,295

Pantnagar
Medium and Heavy Commercial Vehicles, Light Commercial Vehicles, Utility Vehicles	500,000	197,402	95,546

Jamshedpur & Dharwad
Construction Equipment	—	—	4,948

Ahmedabad (Sanand)***
Passenger Cars	Nil	Nil	Nil

Lucknow & Dharwad
Bus bodies	15,000	6,399	873

Republic of Korea

Gunsan
Medium & Heavy Commercial Vehicles	20,000	9,706	9,341

Spain**
Buses and bus body	330	170	151

Morocco**
Buses and bus body	240	95	37

Thailand
Pick-up trucks	25,000	2,639	870

*	On double shift basis including capacity for all plants (except Uttarakhand plant for which capacity is on three shift basis) for manufacture of replacement parts as of March 31, 2010.
**	On single shift basis.
***	Installed capacity of 250,000 units on double shift basis as of April 2010.

At Jaguar Land Rover, manned capacity was adjusted in fiscal 2010 in response to changing demand to 194,000 units, and we are currently operating at 95% of that capacity.

Properties:

We produce vehicles and related components and carry out other businesses through various manufacturing facilities. In addition to our manufacturing facilities, our properties include sales offices and other sales facilities in major cities, repair service facilities, and research and development facilities.

The following table sets forth information, with respect to our principal facilities, a substantial portion of which are owned by us as of March 31, 2010. The remaining facilities are on leased premises.

Location	Facility or Subsidiary Name	Principal Products or Functions
India
In the State of Maharashtra
Pune (Pimpri, Chinchwad, Chikhali(1), Maval)	Tata Motors Ltd.	Automotive vehicles, components & R&D
Pune (Chinchwad)	TAL Manufacturing Solutions Ltd.	Factory automation equipment and services
Pune (Hinjewadi)(1)	Tata Technologies Ltd.	Software consultancy and services
Mumbai	Tata Motors Ltd./Concorde Motors (India) Ltd.	Automobile sales & service
Nagpur(1)	TAL Manufacturing Solutions Ltd.	Under construction for Hybrid Floor Beam Project
In the State of Jharkhand
Jamshedpur	Tata Motors Ltd.	Automotive vehicles, components & R&D
Jamshedpur	HV Axles Ltd.	Axles for M&HCVs
Jamshedpur	HV Transmissions Ltd.	Transmissions for M&HCVs
In the State of Uttar Pradesh
Lucknow(1)	Tata Motors Ltd.	Automotive vehicles & R&D
	Tata Motors Marcopolo Ltd.	Bus body manufacturing
In the State of Karnataka
Dharwad	Tata Motors Ltd.	Spare parts and warehousing
	Tata Motors Marcopolo Ltd.	Bus body manufacturing
Bangalore(2)	Concorde Motors (India) Ltd.	Automobile sales and service
In the State of Uttarakhand
Pantnagar(1)	Tata Motors Limited	Automotive vehicles & components
In the State of Gujarat
Sanand	Tata Motors Ltd.	Automotive vehicles & components
Rest of India
Hyderabad(2) & Chennai(1)	Concorde Motors (India) Ltd.	Automobile sales and service
Cochin	Concorde Motors (India) Ltd	Automobile sales and service
Various other properties in India	Tata Motors Ltd.	Vehicle financing business (office/ residential)
Outside India
Singapore	Tata Precision Industries Pte. Ltd.	Precision equipment and computer and peripherals warehousing
	Tata Technologies Pte Ltd	Software consultancy and services
Republic of Korea	Tata Daewoo Commercial Vehicle Co. Ltd.	Automotive vehicles, components & R&D
Thailand	Tata Motors (Thailand) Ltd.	Pick-up trucks
	Tata Technologies (Thailand) Ltd	Software consultancy and services
United Kingdom	Tata Motors European Technical Centre	Engineering consultancy and services
	INCAT International PLC & Tata Technologies Europe Ltd	Software consultancy and services
United Kingdom	Jaguar Land Rover
- Solihull	Jaguar Land Rover	Automotive vehicles & components
- Castle Bromwich	Jaguar	Automotive vehicles & components
- Halewood	Jaguar Land Rover	Automotive vehicles & components
- Gaydon	Jaguar Land Rover	Headquarters and Product Development
- Whitley	Jaguar Land Rover	Product Development
Spain	Tata Hispano Motors Carrocera S.A.	Bus Body Manufacturing and service
Morocco	Carrosseries Hispano Maghreb S.A.	Bus Body Manufacturing and service
Norway	Miljobil Grenland AS	Engineering consultancy and services

Rest of the world	Tata Technologies Group of Companies	Software consultancy and services
	Jaguar Land Rover	National sales companies
Regional sales offices

(1)	Land at these locations have been taken under operating lease.
(2)	Some of the facilities are under operating lease and some are owned.

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

Property, plant and equipment as of March 31, 2010 includes building under construction of Rs. 3,157.1 million for the purposes of manufacturing automobiles. Consequent to the decision to relocate and construct a similar manufacturing facility at another location, the management is in the process of evaluating several options, under all of which, no adjustment to the carrying amount of the building is considered necessary.

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

A. Operating Results.

All financial information discussed in this section is derived from our financial statements included in this Annual Report on Form 20-F, have been prepared in accordance with International Financial Reporting Standards as issued by International Accounting Standards Board

Overview

In Fiscal 2010, our total revenue (net of excise duties) including finance revenues increased by 28.1 % to Rs. 926,263 million from Rs. 722,806 million in Fiscal 2009. We recorded a net income (excluding the share of loss attributable to non-controlling interest) of Rs. 38,029 million in Fiscal 2010 from net loss of Rs. 60,142 million in Fiscal 2009, increase of Rs. 98,171 million.

Automotive operations.

Automotive operations are our most significant segment, accounting for 96.9 % and 95.7% for Fiscal 2010 and 2009 respectively, of our total revenues. For Fiscal 2010, revenue from automotive operations before inter segment eliminations was Rs. 897,970 million as compared to Rs. 691,778 for Fiscal 2009.

Our automotive operations include:

•	All activities relating to development, design, manufacture, assembly and sale of vehicles as well as related spare parts and accessories;

•	Distribution and service of vehicles; and

•	Financing of our vehicles in certain markets.

Our automotive operations are further divided into Tata and other brand vehicles / spares and financing thereof, and the Jaguar Land Rover business. For fiscal 2010 Jaguar Land Rover contributed 54.7 % of our total automotive revenue and the balance Rs.407,594 million (45.3% of total) was contributed by Tata and other brand vehicles in India and outside of India.

Tata and other brands vehicles (including spares and financing thereof)

In Fiscal 2010, overall economic recovery and a benign liquidity environment along with government stimulus have driven demand in India. As the Indian economy bounced back and grew by 7.2% in Fiscal 2010, the automotive sector in India recorded steady growth in the first two quarters and recorded significant growth in the last two quarters of Fiscal 2010. Consequently, our vehicle sales increased by 33.7% to 675,761 units in Fiscal 2010 from 505,399 units in Fiscal 2009, resulting in a revenue (before inter-segment elimination) increase of 35.5% to Rs. 407,594 million in Fiscal 2010, compared to Rs. 300,889 million in Fiscal 2009.

Sale of our commercial vehicles in India increased by 40.4% to 368,996 units in fiscal 2010 from 262,730 units in fiscal 2009, our highest ever sales in the domestic commercial vehicle market. A strong product portfolio, coupled with our leadership in market reach and penetration, and extensive efforts toward finance enablement for customers, helped us in increasing our market share. The M&HCV category grew by 31.8% supported by strong growth in the Indian economy. We unveiled in May 2009, the range of our next generation of heavy trucks – Prima. In the LCV category we experienced strong growth of 47.7%, to 211,177 units in fiscal 2010 from 142,985 units in fiscal 2009. While this was largely the result of growth in the small commercial vehicles segment due to overall positive economic factors, the other segments also grew significantly. We launched new variants on the Ace platform -Ace EX and Super Ace, which are expected to help us in gaining further market share. We also launched the 407 Pickup truck, which we expect to help us increase sales in the pickup truck segment.

Our passenger vehicle sales in India increased by 31.0% to 260,882 units in fiscal 2010 from 199,095 units in fiscal 2009, primarily due to increasing acceptance of the Indica Vista, the introduction of the Indigo Manza and the commencement of Nano deliveries from Uttaranchal. The small car segment continued to be the fastest growing segment of the passenger vehicle industry, with a growth rate of 27.4% according to SIAM. With the introduction of 9 new models, we now have a total of 25 models competing for market share in the small car segment. With the growing sales of the Vista and the introduction of the Nano and Fiat Punto, we improved our overall market share to 13.3% as against 12.3% in the previous year. We received a total of approximately 203,000 bookings for the Nano, in response to the launch of booking on March 23, 2009. Deliveries to our customers started in the month of July 2009. The Indigo Manza was launched in the month of October 2009 and since then we continued to gain market share in this segment and we registered our highest ever sale for the Indigo range of vehicles in March 2010.

In the UV category, we sold 34,514 units in fiscal 2010, representing a decline of 10.1% from 38,371 units in fiscal 2009, mainly due to increased competition and a relatively mature product portfolio that adversely impacted our performance in the market. We sold 24,774 Fiat cars in fiscal 2010 as compared to 7,149 units in the same period in fiscal 2009.

Our overall sales in international markets increased by 5.3% to 45,883 units in fiscal 2010 as compared to 43,574 units in fiscal 2009. Our exports of vehicles manufactured in India increased marginally by 1.6% in fiscal 2010 to 34,088 units from 33,536 units in fiscal 2009.

During Fiscal 2010, TDCV volumes declined by 1.4% to 9,011 units from 9,137 units in Fiscal 2009 before inter-segmental elimination, affected by a slowdown in its main export markets in the Gulf Cooperation Council block, coupled with an appreciating South Korean currency. As a result, TDCV exported 3,658 units in Fiscal 2010 compared to 4,280 units in Fiscal 2009, a decline of 14.5%. However, TDCV paved the way to strengthen its presence in the South Korean domestic market with the successful launch of its new range of Prima premium trucks. The financial instability of the company’s sole distributor in the domestic South Korean market has brought new challenges but also an opportunity for the company to set-up alternate marketing and distribution channels. In heavy commercial vehicles, TDCV sold 3,080 vehicles domestically in Fiscal 2010 as compared to 2,684 vehicles for Fiscal 2009. In the medium duty truck market TDCV sold 2,273 vehicles domestically in Fiscal 2010 as compared to 2,173 units in Fiscal 2009. TDCV also won an export order of 2,570 units from the Iraq Ministry of Defense, out of which 1,500 units have been shipped during Fiscal 2010.

Revenue from our vehicle financing operations increased by 8.1% to Rs.21,797 million in Fiscal 2010 as compared to Fiscal 2009. The increase was attributable to strong growth in vehicles sales as explained above and operational efficiency in disbursement and collections.

Earnings before other income, interest and tax before inter-segment eliminations from Tata and other brand vehicles /spares and financing thereof increased to Rs.46,757 million in Fiscal 2010, compared to Rs.20,110 million in Fiscal 2009. The increase is mainly attributable to a strong portfolio coupled with successful launch of new products and the variants in commercial vehicles and passenger vehicles on the background of improved market scenario and other actions involving pricing and cost reduction.

Automotive operations - Jaguar Land Rover

In Fiscal 2010, the external environment for the Jaguar Land Rover business remained unstable with depressed demand in most of the key markets, low confidence level in financial markets, volatility in exchange rates and rising input material prices. The market for premium cars remained weak especially in the first half of Fiscal 2010, but improved in the second half of Fiscal 2010, with growth witnessed in two consecutive quarters. Wholesale volumes for Fiscal 2010 were 193,841 units. The prior reporting period only covered ten months and therefore is not directly comparable, however, the overall trend showed an improvement. The financial results of the Jaguar Land Rover business continued to show improvement throughout the year.

Wholesale volumes for fiscal 2010 were 47,459 units for Jaguar and 146,382 units for Land Rover. Limited availability of the X-Type (production ceased in December 2009) and the XJ model (production ceased in May 2009) resulted in decreased sales, which was offset by the demand driven by the introduction of the new 2010 model year product launches. While not directly comparable, wholesale volumes were 47,057 units for Jaguar and 120,291 units for Land Rover in fiscal 2009.

On a retail basis, retail volumes in the UK for Fiscal 2010 totaled 57,056 while retail volumes in North America totaled 41,720 in Fiscal 2010. Retail in China continued to be strong across all products with total retail volumes of 17,004 in Fiscal 2010. Retail in Russia totalled 8,831 units in Fiscal 2010, significantly lower than previous periods reflecting difficult local market conditions as the Russian economy was hard hit by the global economic crisis including the sharp fall in oil prices and the drying up of foreign credit that Russian banks and companies rely upon. During the year, the automotive sector as a whole in the UK, Europe and the USA, benefited from a variety of vehicle scrappage schemes. However, we believe these schemes had minimal benefit for the premium vehicle segment in which the Jaguar Land Rover business operates.

The new Jaguar XJ was unveiled in London in July 2009 and had its public debut at the Frankfurt International Motor show in September 2009. The vehicle has received significant media acclaim ahead of customer deliveries commencing in fiscal 2011. The new model features the next generation of Jaguar’s aerospace-inspired aluminium body architecture, a choice of standard or long wheelbase models, enhanced power trains with all of Jaguar’s new ultra-efficient Gen III 5.0 litre petrol and 3.0 litre diesel engines available, together with the highest standards of personal luxury and specification. Among the product innovations is its instrument cluster with a 12” TFT screen.

The new LR-V8 5.0 supercharged petrol and LR-TDV6 3.0 diesel engines introduced in the 2010 model year, were designed to deliver significant improvements in performance, fuel economy and emissions. The 2010 model year Range Rover was available for sale from July 2009 with 2010 model year Range Rover Sport and Discovery 4/LR4 being available from September 2009.

Revenues (before inter-segment eliminations) in the Jaguar Land Rover were Rs.491,261 million for Fiscal 2010 compared to Rs.390,889 million for the period June 2, 2008 to March 31, 2009. For Fiscal 2010, the Jaguar Land Rover business reported earnings of Rs.878 million compared to a loss of Rs. 21,775 million for the period June 2, 2008 to March 31, 2009, before other income, interest, and tax. The increase in reported profits is attributable to an increase in sales volumes and improvement in operations.

Other Operations.

Other operations comprise primarily activities relating to production, designing and selling of construction equipment, engineering solutions and software operations. Our revenue from other operations before inter segment eliminations was Rs. 33,483 million in Fiscal 2010, a decline of 5.5 % from Rs. 35,434 million in Fiscal 2009. This decline was mainly due to the downturn in US markets, which affected the sales of our subsidiary TTL in the US. Revenues from other operations represented 3.6% and 4.9% of our total revenues, before inter-segment eliminations, in Fiscal 2010 and 2009 respectively. Earnings before other income, interest and tax were Rs.1,265 million and Rs. 2,534 million before inter-segment eliminations in Fiscal 2010 and 2009 respectively.

Geographical breakdown

We have pursued a strategy to increase exports of Tata and other brand vehicles to new and existing markets. The performance of our subsidiary in South Korea, TDCV and successful operations of INCAT and its subsidiaries following acquisitions by TTL facilitated a significant increase in our sales to international markets. TDCV’s major export markets are Algeria, Libya, Ethiopia, and countries in the Middle East. Following the acquisition of the Jaguar Land Rover business in fiscal 2009, the proportion of our net sales earned from markets outside of India has increased significantly to 58.9% and 62.2% for fiscal 2010 and 2009 respectively.

The following table sets forth our revenue from our key geographical markets:

	Fiscal 2010		Fiscal 2009		Fiscal 2008
Revenue	Rs. in million	Percentage	Rs. in million	Percentage	Rs. in million	Percentage
India	380,846	41.1%	272,889	37.8%	298,315	80.6%
United Kingdom	116,646	12.6%	167,605	23.2%	1,576	0.4%
United States of America	100,018	10.8%	60,070	8.3%	5,973	1.6%
Rest of Europe	131,358	14.2%	91,071	12.6%	12,091	3.3%
Rest of the World	197,395	21.3%	131,171	18.1%	52,300	14.1%

Total	926,263		722,806		370,255

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

•

Interest rates and availability of credit for vehicle purchases. Our volumes are significantly dependent on availability of vehicle financing arrangements and the cost thereof. For further discussion of our credit support programs, see Item 4.B “ — Business Overview — Automotive Operations — Sales and Distribution of Vehicles”.

•

Excise duty and sales tax rates. In India the excise / sales tax rate structure affects the cost of vehicles to the end user and hence impacts demand significantly. For a detailed discussion regarding tax rates applicable to us, please see Item 4.B “— Business Overview — Government Regulations — Excise Duty”.

•	Our competitive position in the market. For a detailed discussion regarding our competitive position, see Item 4.B “— Business Overview — Automotive Operations — Competition”.

•	Cyclicality. Our results of operations are also dependent on the cyclicality in demand in the automotive market, new government and environmental regulations.

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

•

Foreign Currency Rates. Our operations and financial position is quite sensitive to fluctuations in foreign currency rates in the countries in which we operate. Jaguar Land Rover earns significant revenue in the United States, Europe and China and also sources a significant portion of its input material from Europe. Thus any exchange rate fluctuations of GBP to Euro, GBP to US Dollars and GBP to other currencies would affect our financial results. We have significant borrowings in foreign currencies denominated mainly in US Dollars. Fluctuations in exchange rates also have an impact on the reported result of operations through translation differences. Our consolidated financial results are affected by foreign currency exchange fluctuations through both translation risk and transaction risk. Changes in foreign currency exchange rates may positively or negatively affect our revenues, results of operations and net income.

•

To the extent that our financial results for a particular period will be affected by changes in the prevailing exchange rates at the end of the period, such fluctuations may have a substantial impact on comparisons with prior periods. However, the translation effect is a reporting consideration and does not impact our underlying results of operations.

•

Transaction risk is the risk that the currency structure of our costs and liabilities will deviate from the currency structure of sales proceeds and assets. However, we enter into hedging instruments to mitigate some of these transaction risks. These instruments enable us to reduce, but not eliminate, the impact of fluctuations in foreign currency exchange rates. Please see Item 11 “ — Quantitative and Qualitative Disclosures About Market Risk” for further detail.

•

Political and Regional Factors. Similar to the rest of the automotive industry, we are affected by political and regional factors. For a detailed discussion regarding these risks, please see Item 3.D “— Risk Factors — Political and Regulatory Risks.”

Results of operations

The following table sets forth selected items from our consolidated statements of income for the periods indicated and shows these items as a percentage of total revenues:

	Percentage of Total Revenue					Percentage Change
	Fiscal 2010		Fiscal 2009	Fiscal 2008		2009 to 2010	2008 to 2009
Total Revenues	100%		100%	100%		28.1	95.2
Raw materials and Purchase of product for sale (including change in stock)	66.8		67.6	66.8		26.6	97.7
Employee Cost	9.5		10.4	7.8		16.9	161.4
Other expenses	19.5		24.3	15.6		3.0	203.2
Depreciation and Amortization	4.0		3.9	2.2		30.7	238.8
Expenditure capitalised	-5.0		-6.3	-2.6		1.6	362.4
Gain on sale of controlling equity interest in subsidiary	-3.0		-0.2	—	**	1862.4	849.1
Other income – (gain) / loss (net)*	—	**	-2.0	-2.1		102.9	89.8
Interest Income	-0.3		-0.4	-0.4		-17.0	87.4
Interest expense (net)	4.4		4.7	4.4		18.0	107.9
Foreign exchange (gain) / loss (net)	-1.7		6.7	-0.5		-133.3	-2630.6
Excess of fair value of net assets acquired over cost of acquisition	—		-0.9	—		—	—
Share of (profit) / loss of equity accounted investees	0.1		0.5	—	**	-64.5	-6748.8
Net income /(loss) before tax	5.7		-8.3	8.8		-187.4	-283.4
Income tax expense	1.6		0.1	2.6		1654.7	-91.1
Net income /(loss)	4.1		-8.4	6.2		-161.8	-361.9
Net income / (loss) attributable to shareholders of Tata Motors Limited	4.1		-8.3	5.9		-163.2	-373.7
Net income / (loss) attributable to non-controlling interests	—	**	-0.1	0.3		-29.1	-151.5

*	Includes gain on sale of available for sale securities and gain on sale of equity interest in subsidiary companies with respect to Fiscal 2009 and gain on sale of equity interest in subsidiary companies in Fiscal 2008.
**	Less than 0.1

The following table sets forth selected data regarding our automotive operations (Tata and other brand vehicles including financing thereof and Jaguar Land Rover) for the periods indicated and the percentage change from period to period. (before inter-segment elimination)

				Percentage Change
	Fiscal 2010	Fiscal 2009	Fiscal 2008	2009 to 2010	2008 to 2009
Total Revenues (Rs.Millions)	897,970	691,778	337,040	29.8	105.3
Earnings/(loss) before other income, interest and tax (Rs.Millions)	47,537	(1,665)	32,517	-2955.1	105.1
Earnings/(loss) before other income, interest and tax (%)	5.3%	(0.2)%	9.6%

The following table sets forth selected data regarding our other operations for the periods indicated and the percentage change from period to period. (before inter-segment elimination)

				Percentage Change
	Fiscal 2010	Fiscal 2009	Fiscal 2008	2009 to 2010	2008 to 2009
Total Revenues (Rs.Millions)	33,483	35,434	37,099	-5.5	-4.5
Earnings/(loss) before other income, interest and tax (Rs.Millions)	1,265	2,534	5,460	-50.1	-53.5
Earnings/(loss) before other income, interest and tax (%)	3.8%	7.2%	14.7%

Fiscal 2010 Compared to Fiscal 2009

Revenues.

Our total consolidated revenues (net of excise duty, where applicable) including finance revenues were Rs. 926,263 million in Fiscal 2010, an increase of Rs. 203,457 million or 28.1%, from Rs. 722,806 million in Fiscal 2009. The growth was driven by an increase in total vehicle volumes of 29.3%, improved realization per vehicle, and continued growth in our vehicle financing activity which resulted in a 29.8% increase in revenues from automotive operations.

Revenues from the domestic market (India) for Fiscal 2010 increased by 39.6 % to Rs. 380,846 million in Fiscal 2010 from Rs.272,889 million in Fiscal 2009. Revenues from markets outside India increased by 21.2% to Rs.545,417 million in Fiscal 2010 from Rs.449,917 million in Fiscal 2009. The revenues from market outside India mainly relate to Jaguar Land Rover.

The following is a discussion of our revenues for each of our business segments.

Revenues from Automotive Operations.

Automotive operations constitute the largest proportion of our total revenues. Revenues from automotive operations (before inter-segment elimination) increased by Rs.206,192 million to Rs. 897,970 million, or 29.8% from Rs. 691,778 million in Fiscal 2009.

This increase was primarily due to:

•	a 36.4% increase in vehicle unit sales in India;

•	a 13.7% increase in sales of vehicles outside of India;

•	an increase in spares and after sales activity; and

•	an 8.1 % increase in automotive financing revenues.

Revenue for the Jaguar Land Rover business increased by 25.7% to Rs.491,261 million. The increase was driven by improvement in the market for premium cars in the second half of Fiscal 2010. The prior reporting period only covered ten months and therefore is not directly comparable, however, the overall trend showed an improvement in Fiscal 2010 from Fiscal 2009.

Revenues from Other Operations

Revenues (net of excise duty, where applicable) from other operations were Rs.33,483 million in fiscal 2010, a decline of 5.5% from Rs.35,434 million in fiscal 2009, mainly due to the downturn in the US automotive and aerospace markets which affected the sales of Product lifecycle management (PLM) services by our subsidiary TTL. Revenues from other operations represent 3.6% and 4.9% of our total revenues, before inter-segment eliminations, in fiscal 2010 and 2009, respectively.

Cost and Expenses

Raw Materials and Purchase of Products for Sale (including change in stock): Raw material costs as a percentage of sales (excluding finance revenue) declined to 68.4% in Fiscal 2010 as compared to 69.6% in Fiscal 2009, due to our cost reduction initiatives, improved product mix, better price realization. Raw material costs for Fiscal 2010 were Rs. 618,705 million compared to Rs. 488,733 million in Fiscal 2009, reflecting an increase of Rs.129,972 or 26.6% from Fiscal 2009. The increase is mainly attributable to an increase in vehicle volumes.

Employee Cost: Our employee cost increased by 16.9% to Rs. 87,945 million in Fiscal 2010 from Rs.75,200 million in Fiscal 2009. The increase in our employee cost and of our subsidiaries (excluding the Jaguar Land Rover business) mainly relates to increases on account of normal yearly increases in compensation, performance payments and wage revisions. The Jaguar Land Rover business constitutes a major portion of our employee cost. The increase reflects impact on account of compensation structure at Jaguar Land Rover as the comparative figure for fiscal 2009 is for a period June 2, 2008 to March 31, 2009. Further, increase also relates to increased pension costs on account revisions in actuarial and other assumptions. However, our employee cost as a percentage to sales reduced to 9.5% in fiscal 2010 from 10.4% in fiscal 2009.

Other Expenses: Other expenses increased to Rs. 180,808 million in Fiscal 2010 from Rs. 175,614 million in Fiscal 2009. As a percentage of revenue these represented 19.5 % in Fiscal 2010 compared to 24.3% in Fiscal 2009. The major components of expenses are as follows:

	Year ended March 31,		Increase/(Decrease)
	2010	2009
	(Rs. in millions)
Freight and Transportation expenses	25,065	24,129	936
Works Operation and Other Expenses	58,606	62,055	(3,499)
Publicity	29,354	26,154	3,200
Allowance for trade and other receivables, and finance receivables	6,510	8,525	(2,015)
Warranty and product liability expenses	22,524	23,862	(1,338)

i)	The increase in other expenses was mainly due to the change in composition and differences in cost structure following our acquisition of Jaguar Land Rover since the figures for the fiscal 2009 are for a period June 2, 2008 to March 31, 2009.

ii)	The increase in freight and transportation expenses mainly relate to volumes and increases in freight rates.

iii)	Despite an increase in volumes, works operation and other expenses decreased to Rs. 58,606 million in fiscal 2010 from Rs.62,055 million in fiscal 2009 and represented 6.3% and 8.6% of total revenue for fiscal 2010 and fiscal 2009, respectively. The decrease mainly relates to significant reduction in accrual of residual risk on vehicle sold in certain markets due to improved market conditions. The decreases in costs are a result of our continued cost management initiatives.

iv)	The increase in publicity related expenses was mainly necessitated by new product introduction campaigns for the Nano, Prima and New Jaguar XJ brands.

v)	Allowances pertaining to finance receivables decreased. The vehicle financing operations undertook many initiatives for improving efficiencies in evaluation, disbursements, management of non-performing and collection process.

vi)	Warranty expenses have reduced due to change in product mix and lower per unit cost due to quality improvement, experience adjustment.

Expenditure capitalised: These represent employee costs, store and other manufacturing supplies and other works expenses incurred mainly towards product development projects and also includes costs attributable to internally constructed capital items. The increase reflects new products and other major product development plans.

Depreciation and Amortization: Our depreciation and amortization cost increased to Rs. 36,637 million in Fiscal 2010, compared to Rs. 28,040 million in Fiscal 2009. The increase in depreciation expenses is attributable to additions to property, plant and equipment in Fiscal 2009 and 2010. Further, the increased amortization is attributable to product development projects where production has commenced; new products are mainly Prima, Nano and other products.

Gain on sale of controlling equity interest in subsidiary: Gain on sale of controlling equity interest in subsidiary increased to Rs. 27,566 million in fiscal 2010 as compared to Rs. 1,405 million in fiscal 2009. In fiscal 2010, we sold the controlling stake (20%) in Telco Construction Equipment Company Limited (Telcon) resulting in a gain of Rs. 10,572 million and also adopted IAS 27 (amended in 2008) and recognised gain of Rs. 16,994 million attributable to fair value of the interest retained (40%) in Telcon.

Other income (net): We incurred a loss (net) of Rs. 419 million in Fiscal 2010, compared to a gain of Rs.14,295 million in Fiscal 2009. The other income for fiscal 2010 includes gain on sale of investment of Rs. 7,023 million and other miscellaneous income of Rs. 4,772 million which was offset by loss due to change in fair value of conversion option of Rs.11,174 million. Net decrease as compared to fiscal 2009 is attributable to loss due to change in fair value of conversion option of Rs.11,174 million as compared to gain of 2,807 million in fiscal 2009.

Interest expense (net): Our interest expense (net of interest capitalized) increased by 18.0% to Rs.40,396 million in fiscal 2010, compared to Rs.34,222 million in fiscal 2009. Although we have substituted part of our borrowed funds through issues of equity and internal cash generation and have lowered interest charges through borrowings at lower rates, additional capital expenditure and increases in working capital resulting from increased volumes and level of acceptances in fiscal 2010, were partly funded through additional borrowed funds resulting in increases in interest and discounting charges (net). The bridge loan taken for the acquistion of Jaguar and Land Rover business was fully repaid during fiscal 2010 through issue of equity, divestment of investments and proceeds of bonds and debentures. As a percentage of revenue these represented 4.4% in fiscal 2010 compared to 4.7% in fiscal 2009.

Foreign exchange (gain)/loss (net): We had a foreign exchange gain of Rs.16,045 million in Fiscal 2010, compared to a loss of Rs. 48,143 million in Fiscal 2009. A significant portion of the exchange gain in the Fiscal 2010 reflect (a) exchange gain on foreign currency borrowing and (b) notional exchange gain on year end valuation of foreign currency borrowings.

Income Taxes: We had an income tax expense of Rs.14,772 million in Fiscal 2010, compared to Rs.842 million in Fiscal 2009.

The effective tax rate for Fiscal 2010 was 28.2% of net income before tax as compared to tax expense of 1.4 % of net loss before tax in Fiscal 2009.

i.	In Fiscal 2009, deferred tax asset amounting to Rs 12,071 million was not recognised for losses due to uncertainty of realization.

ii.	Certain foreign currency gains /losses, interest relating to borrowings for investments and loss on conversion option are not tax deductible /gain is not liable to tax. The impact for fiscal 2009 was Rs. 8,682 million (net).

As compared to expected tax expense (considering marginal rates of tax) of 32.6%, the tax expense of Fiscal 2010 was lower at 28.2% of net income before tax mainly due to:

i.	Tax benefit on account of R&D expenses of Rs 3,869 million.

ii.	Sale of investment, other capital gain and fair value of retained equity interest in erstwhile subsidiary not liable to tax / taxed at a lower rate impact Rs.7,314 million in Fiscal 2010.

For further details refer note 16 to our consolidated financial statements.

Non-controlling Interests in Consolidated Subsidiaries and Share of profit of equity accounted investees, net of tax: In Fiscal 2010 share of non-controlling interest was a loss of Rs. 448 million, as compared to loss of Rs. 632 million in Fiscal 2009. This is on account of decreased profitability of our subsidiaries and due to change in accounting policy during the year for allocation of total comprehensive income/losses. Refer Note 2 (v) to our consolidated financial statements.

Net Income/Loss

Our consolidated net income for Fiscal 2010 excluding our non-controlling share was Rs. 38,029 million, compared to net loss of Rs. 60,142 million in Fiscal 2009. Net income as a percentage of total revenues increased to 4.1% in Fiscal 2010 from net loss of 8.3% to total revenues in Fiscal 2009. This increase was the result of the following factors:

•	A 29.3% increase in vehicle unit sales in Fiscal 2010 compared to Fiscal 2009 resulting to 28.1% increase in sales revenue and better product mix;

•	a gain on sale of controlling equity interest in subsidiary and further gain from fair valuation of retained interest in Telcon;

•	a gain on account of exchange fluctuation;

•	a decrease in raw material cost as a proportion to our total revenues from 69.6% to 68.4%; and

•	a reduction in other expenses.

Fiscal 2009 Compared to Fiscal 2008

Revenues.

Our total consolidated revenues (net of excise duty, where applicable) including finance revenues were Rs. 722,806 million in Fiscal 2009, an increase of 95.2%, from Rs. 370,255 million in Fiscal 2008. The entire increase in revenue is attributable to the Jaguar Land Rover business. Excluding Jaguar Land Rover there was a decrease of 10.7% in total revenue in Fiscal 2009 compared to Fiscal 2008.

The following is a discussion of our revenues for each of our business segments.

Revenues from Automotive Operations.

Automotive operations constitute the largest proportion of our total revenues. Revenues from automotive operations (before inter-segment elimination) increased by Rs. 354,738 million to Rs. 691,778 million, or 105.3%, from Rs. 337,040 million in Fiscal 2008. While revenue from the Jaguar Land Rover business for the period from June 2, 2008 to March 31, 2009 was Rs. 390,889 million, there was a decline in revenue of Tata and other brand vehicles/spares of 10.7% to Rs. 300,889 million.

This decrease was primarily due to reduction of 13.0% in vehicle unit sold in India and 34.6% decline in sales of vehicles outside of India which was partly offset by vehicle price increase and 14.8% increase in automotive financing revenues.

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

Cost and Expenses

We acquired the Jaguar land Rover business on June 2, 2008. Consequently the increase in cost and expenses for the fiscal 2009 is not fully comparable with cost and expenses for fiscal 2008.

Raw Materials and Purchase of Products for Sale (including change in stock): Raw material costs as a percentage to sales (excluding finance revenue) was 69.6% in Fiscal 2009 as compared to 70.1% in Fiscal 2008. We consume a number of raw materials in the manufacture of vehicles such as steel, aluminum, copper, precious metals and resins. During Fiscal 2009, the prices of steel, non ferrous and precious metals and rubber witnessed unprecedented increases, in a short period which could be only partially offset by our cost reduction initiatives.

Employee Cost: Our employee cost increased to Rs. 75,200 million in Fiscal 2009 from Rs. 28,764 million in Fiscal 2008. The increase is attributable to differences in salary/wage structure between India and UK/Europe. The increase in our employee cost as a percentage of total revenues increased to 10.4% in Fiscal 2009 from 7.8% in Fiscal 2008, primarily on account of the level of salaries in the UK as expressed in rupees. Several measures to lower the employee cost had been taken, such as block closures, reduction in temporary head count and voluntary retirement.

Other Expenses: Other expenses increased to Rs. 175,614 million in Fiscal 2009 from Rs.57,921 million in Fiscal 2008. As a percentage of revenue these represented 24.3% in Fiscal 2009 compared to 15.6% in Fiscal 2008. The major components of expenses are as follows:

	Year ended March 31,		Increase/(Decrease)
	2009	2008
	(Rs. in millions)
Freight and Transportation expenses	24,129	10,472	13,657
Works Operation and Other Expenses	62,055	16,476	45,579
Publicity	26,154	3,475	22,679
Allowance for trade and other receivables and finance receivables	8,525	5,954	2,571
Warranty and product liability expenses	23,862	3,257	20,605

The increase in works operation and other expenses was mainly due to the change in composition and differences in cost structure following our acquisition of Jaguar Land Rover. Also the increase in freight and transportation expenses is attributable to increases in freight rates. Allowances pertaining to finance receivables increased due to general increase in delays/defaults on account of changes in market conditions. The company has stepped up the monitoring process of the delinquent cases. Increase in warranty expense relates to Jaguar Land Rover business and mainly attributable to longer warranty period and higher cost of settlement. The increase in publicity related expenses was mainly due to the new product launches at Jaguar Land Rover and in our Indian operations. We have embarked upon initiatives to reduce our costs across all areas.

Expenditure capitalised: These represent employee costs, store and other manufacturing supplies and other works expenses incurred mainly towards product development projects and also includes costs attributable to internally constructed capital items.

Depreciation and Amortization: Our depreciation and amortization cost increased to Rs.28,040 million in Fiscal 2009, compared to Rs.8,276 million in Fiscal 2008. The increase reflects significant increase in our asset base by way of expansion, product development and acquisition.

Gain on sale of controlling equity interest in subsidiary: Gain on sale of controlling equity interest in subsidiary increased to Rs. 1,405 million in fiscal 2009 as compared to Rs.148 million in fiscal 2008. This increase mainly relates to gain on sale of controlling interest in our subsidiary (TACO).

Other income (net): Our other income increased to Rs.14,295 million in Fiscal 2009, compared to Rs.7,530 million in Fiscal 2008. The increase is mainly due to gain on sale of investments of Rs. 6,058 million in Fiscal 2009. It also includes gain due to change in fair value conversion option of Rs. 2,807 million for Fiscal 2009 and Rs.3,156 million for Fiscal 2008.

Interest expense (net): We availed a bridge loan of US $ 3 billion for our acquisition of Jaguar Land Rover in Fiscal 2009. We had plans to prepay the bridge loan from the proceeds of fresh issuance of capital, divestments and internal cash generation. Due to the sudden deterioration in the economic environment, affecting our cash flows, we had to borrow further to finance our capital expenditure plans and working capital requirements. In order to support our vehicle sales, we increased our vehicle financing to customers, which, in turn, required additional borrowings. As a result of the above, total borrowings increased from Rs. 220,348 million in Fiscal 2008 to Rs. 435,815 million in Fiscal 2009. Further, there was a significant increase in borrowing rates in Fiscal 2009.

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

Income Taxes: We had an income tax expense of Rs.842 million in Fiscal 2009, compared to Rs. 9,470 million in Fiscal 2008. The effective tax rate for Fiscal 2009 was tax expense of 1.4% of net loss before tax as compared to 28.9% of net income before tax in Fiscal 2008.

i.	In Fiscal 2009, deferred tax asset amounting to Rs 12,071 million was not recognised for losses due to uncertainty of realization.

ii.	Certain foreign currency gain /loss, interest relating to borrowings for investments are not tax deductible /gain is not liable to tax. The impact for fiscal 2009 was expense (net) of Rs. 8,682 million as compared to tax benefit of Rs. 189 million in Fiscal 2008.

iii.	Tax benefit on account of R&D expenses of Rs 2,022 million for Fiscal 2009 as compared to Rs. 1,925 million in Fiscal 2008.

iv.	Sale of investment, other capital gain not liable to tax / taxed at a lower rate; Rs.1,733 million in Fiscal 2009 as compared to Rs.430 million in Fiscal 2008.

For further details refer note 16 to our consolidated financial statements.

Non-controlling Interests in Consolidated Subsidiaries and Share of profit of equity accounted investees, net of tax: In Fiscal 2009 share of non-controlling interest was a loss of Rs. 632 million, as compared to a gain of Rs. 1,226 million in Fiscal 2008. This is due to a decrease in profitability of some of our subsidiaries and losses incurred in a few subsidiaries which started operations in Fiscal 2008. Share of loss of equity method investees was Rs.3,464 million in Fiscal 2009, compared to a profit of Rs.52 million in Fiscal 2008. This change was primarily due to our proportionate share of loss in some of our affiliates, which are yet to scale operations, and also the impact of a slowdown in the automotive industry.

Net Income/Loss

Our consolidated net loss for Fiscal 2009 excluding the share of non-controlling interests was Rs.60,142 million, compared to net income of Rs.21,977 million in Fiscal 2008. This decline was the result of the following factors:

•	a sharp decline in sales volumes at our Indian and Jaguar Land Rover operations;

•	a significant increase in interest expenses; and

•	losses on account of exchange fluctuation.

Recent Accounting Pronouncements

Please refer to Note 2 (v) to our Consolidated Financial Statements for adopted and yet to be adopted accounting pronouncements as of March 31, 2010.

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

Impairment of Goodwill

Cash generating unit to which goodwill is allocated are tested for impairment annually at each balance sheet date, or more frequently when there is an indication that the unit may be impaired. If the recoverable amount of the cash generating unit is less than the carrying amount of the unit, the impairment loss is allocated first to reduce the carrying amount of any goodwill allocated to that unit and then to the other assets of the unit pro rata on the basis of carrying amount of each asset in the unit. Goodwill impairment loss recognized is not reversed in subsequent period.

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

Recoverable amount is the higher of fair value less costs to sell and value in use. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset for which the estimates of future cash flows have not been adjusted.

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

Recoverability/recognition of deferred tax assets

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

Conversion options valuation

Fair value of conversion option in foreign currency convertible notes is determined using various option valuation models such as Black Scholes Merton model, Cox Ross Rubinstein model and Monte Carlo simulation. Management uses its best judgment in estimating the fair value of its financial instruments. However, there are inherent limitations in any valuation technique. Changes in fair valuation of conversion option could have material impact on the results of the Company. However, there are no direct cash flow consequences.

Property, plant and equipment

Property, plant and equipment as of March 31, 2010 includes building under construction of Rs 3,157.1 million for the purposes of manufacturing automobiles. Consequent to the decision to relocate and construct a similar manufacturing facility at another location, the management is in the process of evaluating several options, under all of which, no adjustment to the carrying amount of the building is considered necessary.

B. Liquidity and Capital Resources

We finance our capital requirements through cash generated from operations, debt, and equity we also raise funds through sale of investments including divestment in stakes of subsidiaries on a selective basis. As of March 31, 2010, our borrowings (including short term debt) were Rs. 423,152 million compared with Rs. 435,815 million as on March 31, 2009. For our loan maturity profile, see “— Liabilities and Sources of Financing”.

We believe that we have sufficient resources available to us to meet our planned capital requirements. However, our sources of funding could be adversely affected by an economic slowdown or other macroeconomic factors in India and abroad, which are beyond our control. A decrease in the demand for our products and services could lead to an inability to obtain funds from external sources on acceptable terms or in a timely manner or at all.

In order to refinance our acquisition related borrowings and for supporting long term fund needs, we continued to raise funds in fiscal 2010 through issue of various equity, equity linked and debt securities. In May 2009, we issued debentures of Rs. 42,000 million with maturities ranging from 23 months to 83 months. In October 2009 we issued new equity shares in the form of Global Depositary Shares aggregating to US$ 375 million and simultaneously issued 4% unlinked convertible notes aggregating US$ 375 million. We raised Rs. 9,529 million raised through divestment of investments which were used to prepay the entire outstanding acquisition related borrowing of US$ 2 billion by October 2009, ahead of the stipulated timeline.

Additionally during fiscal 2010 we concluded the arrangement of facilities from third parties for working capital requirements at Jaguar Land Rover which was acquired in fiscal 2009 on a cash free debt free basis. Jaguar Land Rover has also availed of an 8 year amortising loan of GBP338 million from the European Investment bank, guaranteed by commercial banks and the loan was granted under the European Clean Transport Facility. The loan will be used for product development programs aimed at lowering CO2 emissions.

While global credit markets witnessed an improvement in liquidity and risk aversion, following the exceptional circumstances of fiscal 2009, the recent events of the European sovereign crisis present a continued element of uncertainty. Our strategy is aimed to ensure that we have sufficient funding available with high degree of certainty throughout the business cycle. We have set up plans for aggressive cost reduction to improve generation of operating cash and also raising of funds through a combination of capital market intervention and divestment of investments.

Cash Flow Data

The following table sets forth selected items from our consolidated statements of cash flows for the periods indicated and shows the percentage change between periods.

	Rs. in million			Percentage change
	2010	2009	2008	2009 to 2010	2008 to 2009
Net Cash provided by Operating Activities:	128,365	25,194	23,114	409.5%	9.0%
Net income/ (loss) after tax	37,581	(60,774)	23,203
Adjustments to net income/ (loss) after tax	68,060	93,676	31,512
Changes in Operating Assets and Liabilities	35,047	(2,040)	(24,748)
Income tax paid	(12,323)	(5,668)	(6,853)

Net Cash used in Investing Activities	(75,981)	(162,380)	(87,362)	-53.2%	85.9%
Purchase of Property, Plant and Equipment and Intangible Assets (Net)	(81,404)	(88,857)	(50,295)
Net Investment, short term deposit , margin money and loans given	(8,327)	7,381	(30,361)
Proceeds from sale of controlling/ equity ownership interest in subsidiary, net of cash	11,145	1,379	1,994
Acquisitions	(426)	(98,644)	(90)
Realization (deposit) of foreign currency deposit with banks	—	11,338	(11,224)
Dividend and Interest received	3,031	5,023	2,614

Net Cash provided by Financing Activities	(5,966)	155,437	67,989	-103.8%	128.6%
Equity Issuance ( Net of Issue expenses)	17,231	41,097	—
Proceeds from issue of shares by a subsidiary to non-controlling shareholders	542	3	645
Dividends Paid (including to non-controlling shareholders of subsidiaries)	(3,652)	(7,492)	(7,016)
Purchase of additional stake in a subsidiary	(137)	—	—
Interest paid	(34,842)	(32,047)	(16,232)
Net Borrowings (Net of debt issuance cost)	14,892	153,876	90,592

Net change in cash and cash equivalents	46,418	18,252	3,741	154.3%	387.9%
Effect of foreign exchange on cash flows	(5,782)	(6,840)	20
Cash and cash equivalents, beginning of the year	22,827	11,416	7,655
Cash and cash equivalents, end of the year	63,463	22,828	11,416

See consolidated statement of cash flows on Pages F-7 and F-8 for details.

2010 compared to 2009

Our cash flow statement for Fiscal 2009 includes activities pertaining to acquired businesses of Jaguar Land Rover , Serviplem S.A and Comoplesa Lebrero S.A from the respective dates of acquisition and are not comparable to that extent with Fiscal 2010.

Net cash provided by operating activities was Rs. 128,365 million and Rs. 25,194 million in fiscal 2010 and 2009 respectively. Our net income as adjusted for non-cash and other items increased to Rs. 105,642 million in fiscal 2010 from Rs. 32,902 million in Fiscal 2009. This was largely due to a strong growth in revenue and profitability in fiscal 2010.

There was net change in operating assets and liabilities of 35,047 million in fiscal 2010 which has contributed to cash increase. For fiscal 2009, there was a net cash decrease of Rs. 2,039 million.

•

In fiscal 2010, the accounts payable and acceptances increased by Rs. 43,083 million and Rs. 26,073 million respectively, mainly due to increase in manufacturing activity and production volumes and the finance receivables lowered by Rs. 6,833 million primarily due to improvement in the processes relating to disbursement and collections. These changes contributed to cash increase.

•

The above increase in cash was partly offset by increase in the trade receivables and inventory of Rs.25,532 millions and Rs.19,173 million in fiscal 2010, The increase primarily relate to volume growth.

•	Increase in trade receivables amounting Rs. 25,532 million due to increase in sales volume.

•	Increase in inventories to Rs.19,173 million mainly on account of increased production due to higher sales volume.

Net cash used in investing activities decreased to Rs.75,981 million in Fiscal 2010 from Rs.162,380 million in Fiscal 2009.

•

Net cash used was purchase of Property, Plant and Equipment and Intangible Assets was Rs. 81,404 million for fiscal 2010 against Rs. 88,857 million for fiscal 2009. Our capital expenditure relates mostly to capacity expansion of our production facilities especially extension of our Jamshedpur production facilities for Prima, upgrading the production facilities at Castle Bromwich and Solihull for new products and product development costs for proposed / new product launches as well as on quality and reliability improvement projects.

•

In Fiscal 2010, Rs. 11,145 million were realized from the sale of 20% of the shares in our subsidiary (Telcon) and we sold available for sale investments, which released Rs.10,057 million, this mainly represent sale of our shares in Tata Steel. In Fiscal 2009 we sold investments, which released Rs.16,125 million, these mainly represent sale of our shares in Tata Steel, TCS, Tata Teleservices.

•	In Fiscal 2010 we made purchase of available for sale investments of Rs. 9,896 million, mainly in mutual funds (classified as available for sale).

•	Payment made for the Jaguar Land Rover and Serviplem acquisitions during Fiscal 2009 was Rs. 98,644 million (net of cash acquired).

Net cash outflow from financing activities was Rs.5,966 million for fiscal 2010 and for fiscal 2009 there was inflow of Rs.155,437. The following are the major changes in financing during Fiscal 2010.

•	GDSs issue net of issue expenses resulted in cash inflow of Rs. 17,231 million. (Rights issue of shares net of issue expenses. (Rs. 41,097 million in fiscal 2009)

•

Net repayment of short term borrowings was Rs. 45,527 million in fiscal 2010 as compared to net short term borrowing of Rs. 145,965 million in fiscal 2009. In fiscal 2009 the short term bridge of Rs.127,223 million was raised, and Rs.48,778 million was repaid during fiscal 2009. In Fiscal 2010, Rs. 48,229 million was repaid and the tenure of the balance bridge loan was amended extending the final maturity by 18 months upto December 31, 2010. This bridge loan of Rs. 47,240 million has been fully repaid during fiscal 2010.

•	We paid interest of Rs.34,842 million.(Rs.32,047 million in fiscal 2009)

2009 compared to 2008

Our cash flow statement for Fiscal 2009 includes activities pertaining to acquired businesses of Jaguar Land Rover, Serviplem S.A and Comoplesa Lebrero S.A. from the respective dates of acquisition.

Net cash provided by operating activities was Rs. 25,194 million and Rs.23,114 million in Fiscal 2009 and 2008, respectively. Our net income as adjusted for non-cash and other items declined to Rs.32,902 million in Fiscal 2009 from Rs. 54,715 million in Fiscal 2008. Sudden and significant deterioration of the world economy, resulting in a significant decline in sales volumes, adversely affected our income and operating cash flows.

The following factors contributed to cash decrease on account of change in operating assets and liabilities of Rs. 2,040 million in 2009.

•	Decrease in other current liabilities amounting Rs. 45,615 million due to reduction in manufacturing activity.

The above decrease was partially offset by the following factors:

•	Decrease in trade receivables amounting Rs. 19,487 million due to decrease in sales volume.

•	Decrease in inventories amounting Rs. 15,049 million mainly on account of reduction actions and reduction in manufacturing activity due to lower sales volume.

Net cash used in investing activities increased to Rs.162,380 million in Fiscal 2009 from Rs. 87,362 million in Fiscal 2008, mainly on account of our acquisition of Jaguar Land Rover and investments in property, plant and equipment as highlighted below:

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

•

In Fiscal 2009, we sold available for sale investments and equity interests in subsidiaries, which resulted in a cash inflow of Rs.16,125 million and Rs. 1,379 million respectively. These mainly represent sale of our shares in Tata Steel, TCS, Tata Teleservices and our former subsidiary Tata AutoComp Systems Limited (TACO).

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

•	Rights issue of shares net of issue expenses were Rs. 41,097 million.

•	Net change in short term borrowings was Rs. 145,965 million . This mainly relates to the bridge loan for the Jaguar and Land Rover acquisition.

•	We paid interest of Rs. 32,047 million.

Certain of our subsidiaries and equity method affiliates have contractual and other limitations in respect of their ability to transfer funds to us in the form of cash dividends, loans or advances. However this has not had and is not expected to have any impact on our ability to meet our cash obligations.

Balance Sheet Data

Total assets were Rs. 909,181 million and Rs. 782,629 million and as of March 31, 2010 and 2009, respectively. The increase of Rs. 126,552 million represents the following.

The total current assets have increased by Rs. 84,931 million. The increase (net of depreciation and amortization) in the Property, Plant and Equipment and Intangible assets, was Rs. 32,936 which represent our capital expenditure towards expansion and set up of new facilities and product development projects.

As of March 31, 2010, we had cash and cash equivalents of Rs.63,463 million, compared to Rs.22,827 million as of March 31, 2010. This increase is mainly due to surplus cash at Jaguar Land Rover. Cash and cash equivalents includes Rs. 2,232.6 million as of March 31, 2010 held by a subsidiary that operates in a country where exchange control restrictions prevent the balances being available for general use by Tata Motors Limited and other subsidiaries.

Finance receivables (net of allowances) including non-current portions were Rs. 147,143 million as of March 31, 2010 compared to Rs.158,803 million as of March 31, 2009, primarily due to improvement in the processes relating to disbursement and collections. For further detail see “— Finance Receivables”.

As of March 31, 2010, inventories stood at Rs. 110,675 million compared to Rs. 107,956 million as of March 31, 2009, the increase is attributable to greater volumes.

Trade receivables increased by 35.7% to Rs. 70,169 million as of March 31, 2010 from Rs.51,697 million as of March 31, 2009 due to higher volumes and higher value product sold.

Our investment portfolio (short term and long term investments) increased from Rs. 9,265 million as of March 31, 2009 to Rs. 17,240 million as of March 31, 2010, primarily due to purchase of available for sale investments mainly including mutual funds and increase in fair values thereof.

Our investments in equity accounted investees increased from Rs.8,012 million as of March 31, 2009, to Rs. 27,299 million as of March 31, 2010. The increase is mainly due to gain of Rs. 16,994 million recognized on fair valuation of the balance (40%) of our stake in Telcon which is now accounted for as an associate.

Our other current assets increased from Rs. 26,826 million as of March 31, 2009 to Rs. 38,125 million as March 31, 2010. The increase is attributable to an increase in tax recoverable and statutory deposits.

Our other financial assets including non-current financial assets increased from Rs. 29,678 million as of March 31, 2009 to Rs. 33,532 million as of March 31, 2010. The increase is due to an increase in restricted deposits.

Total shareholders’ equity was Rs. 102,223 million and Rs. 38,726 million as of March 31, 2010 and 2009, respectively. We raised US$375 million (Rs.17,231 million inclusive of Rs.16,932 million of additional paid up capital, net of issue expenses) through the issue of Global Depository Receipts, or GDRs. In addition, we had offered to non-U.S. noteholders of outstanding 0% JPY 11,760 million (due 2011), or JPY 2011 Notes, and 1% US$300 million (due 2011) convertible notes, or US$ 2011 Notes, an option to convert their notes into Ordinary Shares at enhanced conversion ratios during a limited offer period. Noteholders representing 93.46% of the outstanding JPY 2011 Notes, or JPY 10,710 million principal amount, and 76.54% of US$ 2011 Notes, or US$229.63 million principal amount, outstanding prior to the offering, opted to convert their notes into Ordinary Shares. As a result, we allotted 26,643,266 equity shares to the noteholders, who exercised the option. As a result of this process, Rs.21,241 million of convertible notes were converted into equity and decreased our debt.

Our reserves changed from a deficit of Rs.28,004 million as of March 31, 2009, to a surplus of Rs. 4,224 million as of March 31, 2010, mainly due to net income of Rs. 37,581 million for fiscal 2010 as compared to a net loss of Rs.60,774 million for fiscal 2009.

Our total debt stood at Rs. 423,152 million as of March 31, 2010 compared to Rs. 435,815 million as of March 31, 2009. Short term debt including the current portion of long-term debt was Rs. 218,754 million as of March 31, 2010 compared to Rs. 319,629 million as of March 31, 2009. Short term debt excluding current portion decreased by 99,991 million mainly due to repayment of bridge loan. Certain loans from banks availed by some of the subsidiary companies carry covenants restricting repayment of intra group loans and payment of dividend.

The long-term debt, excluding the current portion, increased to Rs. 204,397 million as of March 31, 2010 from Rs. 116,186 million as of March 31, 2009. The long term debt excluding the current portion increased by 88,211 million, as a result of issue of 2% Non-convertible debentures of Rs. 42,000 million for repayment of debt incurred in connection with acquisition of Jaguar Land Rover. Fixed deposits from public and shareholders (unsecured) increased by Rs.20,867 million from Rs.12,153 million as of March 31, 2010. There was an increase in loans taken from bank to Rs. 45,960 million as on March 31, 2010 from Rs.17,183 million as on March 31, 2009.

Current liabilities other than short-term debt increased by Rs. 67,604 million in Fiscal 2010 due to increase in accounts payable, acceptances and other current liabilities. Increase in acceptances is attributable to an increase in production volumes.

Liabilities and Sources of Financing

We fund our short-term working capital requirements with cash generated from operations, overdraft facilities with banks, short and medium term borrowings from lending institutions, banks and commercial paper. The maturities of these short and medium term borrowings and debentures are generally matched to particular cash flow requirements. We had short-term borrowings (including the current portion of long-term debt) of Rs. 218,754 million and Rs. 319,629 million as of March 31, 2010 and 2009 respectively. We had unused short-term credit facilities of Rs. 90,956 million and Rs.19,822 million as of March 31, 2010 and 2009, respectively.

During the year the working capital limits from consortium banker has been increased to Rs. 120,000 million from previous working capital limits of Rs. 80,000 millions. The working capital limits are secured by hypothecation of existing current assets of the company viz. stock of raw material, stock in process, semi-finished goods, stores and spares not relating to plant and machinery (consumable stores and spares), bills receivables and book debts including vehicle finance receivable and all other moveable current assets except cash and bank balances, loans and advances of the company both present and future. The working capital limits are renewed annually.

On April 27, 2004, we had raised US$300 million by way of 1% convertible notes due in 2011, the US$ 2011 Notes. The noteholders has an option to convert these notes into Ordinary Shares or ADSs determined at an initial conversion price of Rs.780.40 per Share at a fixed rate of conversion of Rs.43.85 per US$1.00, from and including June 7, 2004 to and including March 28, 2011. The conversion price of the notes was reset to a price of Rs.736.72 per Share at a fixed rate of conversion of Rs.43.85 per US$1.00, on account of our rights issue in fiscal 2009 and GDS issue in fiscal 2010. The conversion price remains subject to certain adjustments. In the event of certain changes affecting taxation, we have an option to redeem in whole but not in part, these notes at any time. Unless previously converted, redeemed or purchased and cancelled, these notes will be due for redemption on April 27, 2011 at 121.781% of the principal amount. During fiscal 2010, we offered to non-U.S. noteholders an option to convert their US$ 2011 Notes into Ordinary Shares during a limited offer period from March 23, 2010 to March 29, 2010. Noteholders, who did not participate, would continue with all the terms of their Notes as applicable prior to this limited period offer. During this period, as per the terms of invitation memorandum, noteholders could opt to receive shares at enhanced conversion terms. Noteholders representing 76.54% of the outstanding notes, or US$229.63 million principal amount, opted to convert their US$ 2011 Notes into Ordinary Shares. Following the conversion, the remaining 70,366 outstanding US$ 2011 Notes may at the option of the noteholders be converted into 4,188,225 ADSs or Ordinary Shares at any time up to March 28, 2011.

In March 2006, we issued JPY11,760 million (Rs.4,500.3 million) zero coupon convertible notes due in 2011, the JPY 2011 Notes. The noteholders have an option to convert these notes into Ordinary Shares or ADSs determined at an initial conversion price of Rs.1,001.39 per Share with a fixed rate of exchange on conversion of Rs.1.00 per JPY2.66, from and including May 2, 2006 to and including February 19, 2011. The conversion price of the notes was subsequently reset to a price of Rs.945.34 per share at a fixed rate of conversion of Rs.1.00 per JPY2.66, on account of our rights issue in fiscal 2009 and GDS issue in fiscal 2010. The conversion price remains subject to certain adjustments. Further, we have a right to redeem in whole, but not in part, these notes at any time on or after March 20, 2009 but prior to February 8, 2011, subject to certain conditions. In the event of certain changes affecting taxation, we have an option to redeem these notes, in whole but not in part, at any time. Unless previously converted, redeemed or purchased and cancelled, these notes will be due for redemption on March 21, 2011, at 99.253% of the principal amount. In fiscal 2009, we bought and cancelled 30 JPY 2011 Notes (principal value of JPY300 million). During fiscal 2010, we offered to non-U.S. noteholders, an option to convert their JPY 2011 Notes into Ordinary Shares during a limited offer period from March 23, 2010 to March 29, 2010. Noteholders, who did not participate, would continue with all the terms of their Notes as applicable prior to this limited period offer. During this period, as per the terms of invitation memorandum, noteholders could opt to receive Shares at enhanced conversion terms. Noteholders representing 93.46% of the outstanding JPY 2011 Notes, or JPY 10,710 million outstanding principal amount, opted to convert their notes into Ordinary Shares. Following the conversion, the remaining 75 outstanding JPY 2011 Notes may at the option of the noteholders be converted into 298,258 ADSs or Shares at any time up to February 19, 2011.

In July 2007, we raised funds aggregating USD 490 million (Rs.19,927.1 million at issue) by issue of Zero Coupon Convertible Alternative Reference Securities, or CARS due on July 12, 2012, which allows us to give the note holders an option to convert the CARS into qualifying securities as per the terms of issue after appropriate adjustment to the conversion price. If we do not exercise this option, the conversion may be made by the note holders from and including October 11, 2011 to and including June 12, 2012, into ordinary shares or ADSs at an initial conversion price of Rs. 960.96 per share (equivalent to USD 23.67 at a fixed rate of exchange on conversion of Rs. 40.59 per USD) which is subject to adjustment in certain circumstances. The conversion price of the notes was reset to a price of Rs 907.87 per share on account of our rights issue in fiscal 2009 and further to a price of Rs 907.17 per share on account of our GDS issue in fiscal 2010, at a fixed rate of conversion of Rs. 40.59 per USD. We have a right to redeem in whole, but not in part, these Notes at any time on or after October 11, 2011, subject to certain conditions. Unless previously converted, redeemed or purchased and cancelled as per the terms of issue, these will be redeemed on July 12, 2012 at 131.82% of the outstanding principal amount. During fiscal 2009, we bought and cancelled 170 Notes (Principal value of USD 17 million). There are no conversion during fiscal 2010.

Further, as of March 31, 2010, 4,730 outstanding Notes may at the option of the note holders be converted into 21,163,696 ADSs or shares at any time from and including October 11, 2011 to and including June 12, 2012.

On June 2, 2008, we completed the acquisition of Jaguar Land Rover business for purchase consideration of US$2.5 billion in an all cash transaction from Ford, which in turn contributed approximately US$600 million to the Jaguar Land Rover business pension plans. The purchase consideration paid by JaguarLandRover Limited was financed through a capital contribution of US$500 million and a short-term bridge loan of US$3 billion from a group of lenders. We repaid US$2 billion upto end of May, 2009 and amended the balance acquisition finance facility of US$1 billion, which may be drawn in US dollars and Euros to be repaid in four tranches by December 2010. We have repaid all the US dollars and Euro tranches of the loan as of October 2009, 14 months prior to the last tranche which was due in December 2010, the due date of the last tranche.

In October 2008, we raised an aggregate of Rs.41,393.3 million through a simultaneous but unlinked rights issue of (i) 64,276,164 Ordinary Shares of Rs.10 each at a premium of Rs.330/- per share aggregating Rs.21,853.9 million in the ratio of one Ordinary Share for every six Ordinary Shares; and (ii) 64,276,164 ‘A’ Ordinary Shares of Rs.10 each at a premium of Rs.295 per ‘A’ Ordinary Share aggregating Rs.19,604.2 million in the ratio of one ‘A’ Ordinary Share for every six ordinary shares. Proceeds of rights issue were used to prepay part of bridge loan drawn taken for the acquisition of the Jaguar Land Rover business.

In May 2009, we raised resources through further divestments and issued secured non-convertible credit enhanced rupee debentures in four tranches, having tenors up to seven years, aggregating Rs.42,000 million on a private placement basis. Proceeds were used to prepay part of the short-term bridge loan taken for the acquisition of the Jaguar Land Rover business.

In October 2009, we issued 29,904,306 new equity shares in the form of Global Depositary Shares, or GDSs, at a price of US$12.54 per GDS, aggregating US$375 million and 4% convertible notes due 2014, aggregating US$375 million (Rs.17,941.9 million at time of issue). The noteholders of the 4% notes due 2014 have an option, subject to the terms and conditions of the issue, to convert these notes into Ordinary Shares or GDSs or ADSs. The conversion may be made by the noteholders, in the case of Shares or GDSs, at any time during the period from and including November 25, 2009 to and including October 9, 2014 and, in the case of ADSs, at any time from and including October 15, 2010 to and including October 9, 2014, at an initial conversion price of Rs. 623.88 per Share (equivalent to USD13.48 per share at a fixed rate of exchange on conversion of Rs. Rs.46.28 = US$1.00)that is subject to adjustment in certain circumstances. The conversion price of the notes were subsequently reset to a price of Rs.613.77 per Ordinary share at a fixed rate of exchange of Rs. 46.28 = US$ 1.00, as a result of the enhanced conversion offer and payment of dividend for fiscal 2010, with effect from September 4, 2010. We have the right to redeem in whole, but not in part, these notes at any time on or after October 15, 2012, subject to certain conditions. In the event of certain changes affecting taxation, we have an option to redeem these notes, in whole but not in part, at any time. Unless previously converted, redeemed or purchased and cancelled as per the terms of issue, these notes will be redeemed on October 16, 2014 at 108.505% of the outstanding principal amount. There has been no conversion during fiscal 2010. We utilized the above proceeds to repay the outstanding bridge loan.

Following the conversion 3,750 outstanding notes may at the option of the Note holders be converted into 28,276,064 GDSs or shares at any time up to October 9, 2014 and into 28,276,064 ADSs at any time from and including October 15, 2010 to and including October 9, 2014.

In February 2010, Jaguar Land Rover obtained loan of GBP 338 million from European Investment Bank (EIB).The loan is to finance development of micro and full hybrid drive trains and research into more energy efficient car bodies by Jaguar Land Rover. The loan is structured with guarantee support from banks.

Principal Sources of Funding Liquidity

The Company has access to funds from debt markets through commercial paper programs, non –convertible debentures, fixed deposits from public and other debt instruments. The Company also constantly monitors funding options available in the debt and capital markets with a view to maintaining financial flexibility. The funding requirements are met through a mixture of equity, convertible or non-convertible debt securities and other long-term/short-term borrowings. The Company’s policy is aimed at combination of short-term and long-term borrowings.

The Company is also pursuing alternatives for meeting its long term funding requirements.

See Note 38 of our audited consolidated financial statements for additional disclosures on financial instruments related to liquidity, foreign exchange and interest rate exposures and use of derivatives for risk management purpose.

The following table sets forth our short-term and long-term debt position:

	Fiscal 2010	Fiscal 2009
	(Rs. in millions)
Total short-term debt (excluding current portion of long-term debt)	151,262	251,253
Total current portion of long-term debt	67,493	68,376
Long-term debt net of current portion	204,397	116,186

Total Debt	423,152	435,815

During Fiscal 2010 and 2009, the effective weighted average interest rate on our long-term debt was 9.43% and 9.39% per annum, respectively.

The following table sets forth a summary of the maturity profile for our outstanding long-term debt obligations as of March 31, 2010.

Payments Due by Period	Rs. in millions
Within one year	67,493
After one year and up to two years	54,904
After two year and up to five years	120,080
After five year and up to ten years	29,414
Total	271,891

Some of our financing agreements and debt arrangements set limits on and / or require prior lender consents for, among other things, undertaking new projects, issuing new securities, changes in management, mergers, sale of undertakings and investment in subsidiaries. In addition, certain financial covenants may limit our ability to borrow additional funds or to incur additional liens.

Certain of our financing arrangements also include covenants to maintain certain debt-to-equity ratios, debt-to-earnings ratios, liquidity ratios, capital expenditure ratios and debt coverage ratios. We cannot assure prospective investors that such covenants will not hinder our business development and growth in the future. Our ability to raise additional debt in the future is subject to a variety of uncertainties including, among other things, economic and other conditions in India that may affect investor demand for our securities and those of other Indian entities, our financial condition and results of operations.

As a result of our increase in our long-term debt during Fiscal 2010 as compared to Fiscal 2009, the ratio of net debt to shareholders’ equity (total debt less cash and cash equivalents and liquid marketable securities divided by total shareholders’ equity) under IFRS decreased from 10.6 as of March 31, 2009 to 3.4 as of March 31, 2010. Details of the calculation of this ratio are set forth in Exhibit 7.1 to this annual report.

(1)	The following table sets forth our contingent liabilities as of the dates indicated.

	Fiscal 2010	Fiscal 2009
	(Rs. in millions)
Income Tax	4,330	4,454
Excise Duties	2,429	1,821
Sales Tax	4,867	5,424
Other Taxes and Claims*	1,312	2,045
Other Contingencies	270	54
Total	13,208	13,798

*	Other taxes and claims include claims by other revenue authorities and distributors. See Item 4.B “ — Business Overview — Legal Proceedings”, of this annual report.
(2)	Rs 26,761 million and Rs.43,899 million in Fiscal 2010 and 2009, respectively, represent executory contracts on capital accounts otherwise provided for.

On an ongoing basis, our legal department reviews pending cases, claims by third parties against us and other contingencies. For the purposes of financial reporting, we periodically classify these matters into gain contingencies and loss contingencies. Gain contingencies are not recognized until the contingency has been resolved and amounts are received or receivable. For loss contingencies that are considered probable, an estimated loss is recorded as an accrual in our accounts and, if the matter is material, the estimated loss is disclosed in our financial statements. We do not consider any of these matters to be individually sufficiently material to warrant disclosure in our financial statements. Loss contingencies that are considered possible are not provided for in our financial statements, but if we consider such contingencies to be material, individually or in the aggregate, they are disclosed in our financial statements. Most loss contingencies are classified as possible unless clearly frivolous, in which case they are classified as remote and are monitored by our legal department on an ongoing basis for possible deterioration. We do not disclose remote matters in our financial statements. See note 36 of our audited consolidated financial statements for additional information regarding our material claims and contingencies.

Since fiscal 1997, we have been benefited from participation in the Export Promotion Capital Goods Scheme, or the EPCG Scheme, which permits us to import capital equipment under a special license at a substantially reduced customs duty. Our participation in this scheme is subject to us fulfilling an obligation to export goods manufactured or produced by the use of capital equipment imported under the EPCG Scheme to the value of a multiple of the cost of insurance and freight value of these imports or customs duty saved over a period of 6, 8 & 12 years from the date of obtaining the special license. We currently hold 67 licenses that require us to export our products of a value of approximately Rs.117.83 billion between 2002 and 2017, and we carefully monitor our progress in meeting our incremental milestones. After fulfilling some of the export obligations, we have remaining obligations to export products of a value of approximately Rs.11.19 billion by March 2017. In the event that the export obligation under the EPCG Scheme is not fulfilled, we would have to pay the differential between the reduced and normal duty on the goods imported along with interest. In view of our past record of exceeding our export milestones, and our current plans with respect to our export markets, we do not currently foresee any impediments to meeting our export obligation in the required time frame.

Tata and other brand vehicles — Sales and Distribution:

Through our vehicle financing division and wholly owned subsidiary, Tata Motors Finance Limited, or TMFL we also provide financing services to purchasers of our vehicles through our independent dealers, who act as our agents, and through our branch network. During Fiscal 2009 and 2010 approximately 31% and 25% of our vehicle unit sales in India were made by the dealers through financing arrangements where our captive vehicle financing divisions provided the credit. Total vehicle finance receivables outstanding as at March 31, 2010 and 2009 amounted to Rs.147,143 million and Rs.158,803 million respectively.

Finance Receivables

In Fiscal 2010 and 2009 25% and 31% respectively, of our sales volumes were financed under loan contracts to our dealer’s customers. As of March 31, 2010, 2009 and 2008 our customer finance receivable portfolio comprised 615,616 and 588,055 contracts, respectively, with gross finance receivable of approximately Rs. 184,143 million and 195,445 million respectively. We follow specified internal procedures including quantitative guidelines for selection of our finance customers to assist in managing default and repayment risk in our portfolio. We originate all the contracts through our authorized dealers and direct marketing agents with whom we have agreements. All our marketing, sales and collection activities are undertaken through dealers or directly by us including our division known as Tata Motor finance and our subsidiary company Tata Motors Finance Limited.

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

•

by furnishing, in favor of the investors, 9% to 37% of the gross receivables as cash collateral either by way of a fixed deposit or bank guarantee to secure the obligations of the purchasers and our obligations as the collection agent, based on the quality of receivables and rating assigned to the individual pool of receivables by the rating agency (ies); and

•	by way of over-collateralization or by investing in subordinate pass-through certificates to secure the obligations of the purchasers.

For further details refer Note 38(b) to our consolidated financial statements.

Capital Expenditure

Capital expenditure totaled Rs. 96,980 million, Rs.101,197 million and Rs.51,386 million during fiscals 2010, 2009 and 2008, respectively. Our automotive operations accounted for a majority of this capital expenditure. Our capital expenditures during the past three years have related mostly to (i) capacity expansion of our production facilities, (ii) the introduction of new products such as the Nano, World Truck, Tata 407 Pick up, Tata Super ACE, Tata ACE EX, Magic, Winger and Sumo Grande, (iii) the development of planned future products and technologies and (iv) quality and reliability improvements aimed at operating cost reductions.

Capital expenditure in the Jaguar Land Rover business amounted to Rs. 57,602 million, which mainly included expenditure on tooling and product development for proposed product introductions. The Jaguar Land Rover business continues to make investments in new technologies through its research and development activities to develop products that meet the requirements of the premium segment including developing sustainable technologies to improve fuel economy and reduce CO2 emissions.

We intend to continue to invest in our business units and research and development over the next several years, including committed capital expenditures for our ongoing projects, new projects, product development programs, and mergers, acquisitions and strategic alliances to build and expand our presence in the passenger vehicle and commercial vehicle categories. Some of our recently launched, and anticipated new products are as follows:

Indica Vista Drivetech4: On April 30, 2010, we launched an all-new Indica Vista range, the Indica Vista Drivetech4, with a specially designed Eurotech gearbox that provides for engine durability, high torque at low RPMs, minimal vibration, precise gear shifting and recirculation of cooled gas which reduces emissions.

Tata Indigo e-CS: On May 19, 2010, we launched the all new Tata Indigo e-CS, a sedan offering an ARAI approved mileage of 23.03 kilometres per litre for the 1.4 litre CR4 common rail diesel engine. Built on the existing Tata Indigo platform, the Tata Indigo e-CS succeeds the Tata Indigo CS.

Range Rover Evoque: On June 17, 2010, we revealed the Range Rover Evoque. This all-new coupe is expected to join Range Rover and Range Rover Sport in the product line-up during the summer of 2011. The Range Rover Evoque will be the smallest, lightest and most fuel efficient Range Rover ever produced. Customers will have a choice of both 4WD and 2WD versions, with sub 130g/km CO2 emissions.

All New Jaguar XJ: In September 2009, the all new Jaguar XJ had its public debut at the Frankfurt International Motor show. In May 2010, we commenced retail customer deliveries of the Jaguar XJ. This is an important new model which has replaced the previous generation XJ. The new model features the next generation of Jaguar’s aerospace-inspired aluminum body architecture, a choice of standard or long wheelbase models, enhanced power trains with all of Jaguar’s new ultra-efficient Gen III 5.0 litre petrol and 3.0 diesel engines available, together with what we believe to be the highest standards of personal luxury and specification. Among the product innovations are an instrument cluster where traditional physical instruments have been replaced by a 12” thin film transistor (TFT) screen.

Inauguration of new plant at Sanand

On June 2, 2010, we opened a new 725 acre plant for the Tata Nano at Sanand in the state of Gujarat. The initial capacity of the plant is 250,000 cars per year to be achieved in phases, expandable up to 350,000 cars per year, with space for additional capacity expansion. The new plant was completed in 14 months commencing November 2008 and the surrounding integrated facility comprises of the plant and an adjacent 375 acre vendor park to house key component manufacturers for the Tata Nano. We also began community development activities in areas surrounding the new plant on health, education, employability and environment enhancement.

The new Tata Nano plant at Sanand has been equipped with state-of-the-art equipment, including sophisticated robotics and high speed production lines with motors systems to monitor carbon levels, tree plantation, sustainable water sourcing through water harvesting and ground water recharging and harnessing solar energy for illumination.

Approval for Raising of Long Term Capital Funds

Pursuant to the resolution passed by the Board of Directors on June 28, 2010 and approved by the resolution passed on August 10, 2010 by the shareholders of the Company through postal ballot, Company is authorized, among other things, raising funds equivalent to about Rs.47 billion through a combination of issue of Ordinary Shares, ‘A’ Ordinary Shares, convertible bonds, debentures, warrants or other equity linked instruments in the domestic and/or international markets in one or more tranches, to issue upto 50 million ‘A’ Ordinary Shares on execution of conversion option by the holders of outstanding CARS aggregating US$473 million, for increasing the borrowings limits from Rs.200 billion to Rs.300 million and for creation of security on our properties upto Rs.300 million.

The funds to be raised pursuant to the above shareholders resolution are expected to be used for financing our growth plans as well as for reducing our debt. The timing and structure of the fund raising will be decided depending upon market conditions.

C. Research and Development, Patents and Licenses, etc.

Please see Item 4.B of this annual report for the information required by this item.

D. Trend Information.

Please see Item 5.A of this annual report for the information required by this item.

E. Off-balance Sheet Arrangements

We had provided guarantees to banks and others in respect of loans and credit facilities availed of by our joint venture, Fiat India Automobiles Ltd. These guarantees, which aggregated to Rs.8,565.3 million as of March 31, 2009, expired in fiscal 2010.

F. Tabular Disclosure of Contractual Obligations

	Payment due by period
	(Rs in millions)
Type	Total	Less than 1 year	1 to 3 years	3 to 5 years	More than 5 years
Long Term Debts	271,891	67,493	126,795	48,189	29,414
Capital Lease	2,536	512	808	715	501
Operating Lease	10,733	683	804	538	8,708
Capital Commitments	26,761	23,654	3,087	20	—
Purchase Commitments	198,077	34,741	58,615	42,353	62,368
Other Non Current Liabilities	62,983	54,529	4,300	1,105	3,049
Provisions	46,280	24,357	14,855	2,403	4,665

Total	619,261	205,969	209,264	95,323	108,705

Item 6.	Directors, Senior Management and Employees.

A. Directors and Senior Management.

Board of Directors.

Under our Articles of Association, the number of our Directors cannot be less than three nor more than fifteen. At present, there are twelve Directors, including a nominee Director of Tata Steel Limited, or Tata Steel.

Our Articles of Association provide that the Board of Directors of Tata Steel, which, with its subsidiary, owns, as of June 30, 2010, 6.76% of our Ordinary Shares and none of ‘A’ Ordinary Shares, has the right to nominate one Director (the Steel Director) to the Board. Dr. J.J. Irani is the current nominee Director of Tata Steel.

In addition, our Articles of Association provide that (a) our debenture holders have the right to nominate one Director (“the Debenture Director”) if the trust deeds relating to outstanding debentures require the holders to nominate a director; and (b) financial institutions in India, have the right to nominate two Directors, (“the Financial Institutions Directors”) to the Board pursuant to the terms of the loan agreements. Currently, there is no Debenture Director or Financial Institutions Director on the Board. Our Directors are not required to hold any of our shares by way of qualification.

As of June 30, 2010, our Directors and Senior Management, in their sole and joint names, beneficially held an aggregate of 200,441 Ordinary Shares (approximately 0.04% of our issued share capital) and 24,312 ‘A’ Ordinary Shares (approximately 0.04% of our issued share capital). In addition, some of our Directors hold as trustees for various non-affiliated trusts, an aggregate of 354,976 shares (representing approximately 0.06% of our issued share capital).

The following table provides information about our Directors, Executive Officers and Chief Financial Officer as at June 30, 2010:

Name(2)	Position	Date of Birth/ Business Address(1)	Year appointed as Director or Executive Officer or Chief Financial Officer	Expiration of Term	Number of Ordinary shares beneficially owned as of June 30, 2010,	Number of A Ordinary shares beneficially owned as of June 30, 2010
Ratan N. Tata	Chairman	Dec. 28, 1937	1981	2012	187346	21836
Ravi Kant	Vice-Chairman	Jun. 1, 1944	2000	2011	NIL	NIL
J.J. Irani	Director	Jun. 2, 1936	1993	Non-rotational	4815	1300
R. Gopalakrishnan(3)	Director	Dec. 25, 1945	1998	2010	3750	NIL
N.N. Wadia	Director	Feb. 15, 1944	1998	2011	NIL	NIL
S. M. Palia	Director	Apr. 25, 1938	2006	2011	300	100
R.A. Mashelkar	Director	Jan. 1, 1943	2007	2013	NIL	NIL
Nasser Munjee	Director	Nov 18, 1952	2008	2012	NIL	NIL
Subodh Bhargava	Director	Mar 30, 1942	2008	2012	NIL	NIL
V K Jairath	Director	Dec. 12, 1958	2009	2012	50	NIL
Ranendra Sen	Director	Apr 9,1944	2010	2013	NIL	NIL
Carl-Peter Forster	Group CEO & Managing Director	May 9,1954	2010	Non-rotational	NIL	NIL
P. M. Telang	Managing Director- India Operations	Jun. 21, 1947	2007	Non-rotational	3180	500
C. Ramakrishnan	Chief Financial Officer	Jun. 27, 1955	2007	—	1 000	576

(1)	The business address of each of our Directors, Executive Officers and Chief Financial Officer, other than as described immediately below, is Bombay House, 24 Homi Mody Street, Mumbai 400 001. The business address of N.N. Wadia is The Bombay Dyeing & Manufacturing Co. Ltd., Hemming Building Office, Pandurang Budhkar Marg, Prabhadevi, Mumbai 400 025, India, the business address of S. M. Palia is 16, Ruchir Bungalows, Vastrapur, Beyond Sarathi Hotel, Ahmedabad-380054, the business address of R. A. Mashelkar is Raghunath, D-4, Varsha Park, Baner, Pune 411045, India, the business address of Mr. Nasser Munjee is Benedict Villa, House No.471, Saudevado, Chorao Island, Tiswadi, Goa - 403102, India, the business address of Mr. Subhod Bhargava is Tata Communications Limited, VSB Bangla Sahib Road, New Delhi - 110001, India, the business address of Mr V K Jairath is 194-B, Kalpataru Horizon, S.K. Ahire Marg, Worli, Mumbai, 400018, Maharashtra, the business address of Mr Ranendra Sen is A-42, IFS Apartments, Mayur Vihar,Phase-1, Delhi – 110 091.
(2)	Each of our Directors, Executive Officers and Chief Financial Officer beneficially owns less than 1% of our shares as of June 30, 2010.
(3)	Ceased to be director with effect from September 1, 2010.

Biographies

Set forth below is a short biography of each of our Directors, Senior Management and Chief Financial Officer:

Mr Ratan N Tata (Chairman), Mr Tata holds a B.Sc. (Architecture) degree in structural engineering from Cornell University, USA and has completed the Advanced Management Program at Harvard Business School, USA. He joined the Tata Group in 1962. As Chairman of Tata Industries Limited since 1981, he was responsible for transforming the company into a group strategy think-tank and a promoter of new ventures in high technology businesses. In 1991, Mr Tata was appointed Chairman of Tata Sons Limited, the holding company of the Tata entities and currently holds the chairmanships of major Tata companies. During his tenure, the Tata Group’s revenues have grown over ten-fold to annualized revenues of $67.4 billion.

Mr Tata is on the Central Board of the Reserve Bank of India, a Member of the Prime Minister’s Council on Trade and Industry besides being a member of various global councils. He is also the chairman of two of the largest private sector promoted philanthropic trusts in India. Mr Tata is associated with various organizations in India and abroad.

The Government of India honored Mr Tata with its second highest civilian award, the Padma Vibhushan, in 2008. Mr Tata was conferred with ‘NDTV Automotive Man of the Year 2008’ award. He has also been conferred an honorary doctorate in business administration by the Ohio State University, an honorary doctorate in technology by the Asian Institute of Technology, Bangkok, an honorary doctorate in science by the University of Warwick, and an honorary fellowship by the London School of Economics. Mr Tata has been on the Company’s Board since August 14, 1981 including 14 years in an executive capacity and is actively involved with product development and other business strategies pursued by the Company. One of his achievements include designing and developing an indigenous Indian car - “Indica” which besides creating a record of sorts, is one of the leading products in its category in the car market. The “Nano” - the fuel efficient, low-cost, eco-friendly “people’s car” envisioned by Mr Tata was commercially launched in March 2009. The Company was also awarded the Wall Street Journal Technology Innovation Award for the Tata Nano, in the transportation sector.

Mr. Ravi Kant (Vice-Chairman): Mr. Ravi Kant holds a Bachelor of Technology degree from the Indian Institute of Technology, Kharagpur and a Masters in Science from the University of Aston, Birmingham, UK. He was conferred with an Honorary D.Sc. by the Aston University, in Birmingham in July 2008. He is an Honorary Industrial Professor at the University of Warwick, UK. Mr Kant was awarded the BMA Management Man of the Year Award 2008-09 and has also been recognized with distinguished Alumunus Awards for Mayo College, Ajmer and IIT, Kharagpur. Mr. Ravi Kant is also on the Governing Board of Vale Columbia Centre on Sustainable International Investment, National Institute of Design, Ahmedabad and SMILE TRAIN – an international cleft lip/ palate charity organization. Mr Kant is the Chairman of IIM, Rohtak and was also the President of the Society of Indian Automobile Manufacturers.

Mr. Kant has wide and varied experience in the manufacturing and marketing field, particularly in the automobile industry. Prior to joining the Company, he has been with Philips India Limited, LML Limited, Titan Watches Limited, Kinetic Engineering Limited and Hawkins Cookers Limited. Mr. Kant has been with the Company since July 2000 as the executive director (commercial vehicle business unit) responsible for manufacturing & marketing of the Commercial Vehicle Business Unit and was appointed as the Managing Director on July 29, 2005. Mr Kant superannuated on June 1, 2009 as per the Company’s retirement policy and the terms of his appointment. Mr Kant was appointed as the Non-Executive Vice-Chairman on the Board of Directors of the Company with effect from June 2, 2009. Mr Kant is also on the Board of various joint venture companies of the Tata Motors Group, Voltas Limited and Tata Industries Limited.

Dr. J J Irani: Dr. Irani obtained a B.Sc. degree from Science College, Nagpur in 1956 with a Gold Medal in Geology and a M.Sc. (Geology) degree from Nagpur University in 1958, both with first class. He also obtained M.Met. and Ph.D. degrees from the University of Sheffield, UK, in 1960 and 1963 respectively, with a Gold Medal for the Ph.D. Thesis. The Banaras Hindu University conferred upon him the Degree of Doctor of Science, Honoris Causa in 2004. In 1993, the University of Sheffield conferred upon him the honorary degree of “Doctor of Metallurgy”. He has served in various capacities in Organisations significant being the Confederation of Indian Industry (1992-93) Indian Institute of Metals, All India Management Association (1988-89) and the Asian Association of Management Organisations (2004-2007). He was Chairman of the Board of Governors of the Xavier Labour Relations Institute, Jamshedpur (1993-2003) and the Society and Board of Governors of the Indian Institute of Management, Lucknow. In 1996, the Royal Academy of Engineering, London elected him as a foreign member and he is one among five Indians who have been bestowed with this honour. Dr. Irani was conferred honorary knighthood in 1997 by the Queen of England for his contribution towards strengthening the Indo-British Partnership where he served as Co-Chairman during 1993-1998. He was a member of Scientific Advisory Committee to the Cabinet, Government of India and Central Advisory Board of Education. He was Chairman of the expert Committee set up by the Government to draft the new Companies Act. He is a Council member of the Indian Institute of Science Bangalore, member of Advisory Council of Citigroup India and Trustee of the World Wildlife Fund for Nature- India. He was awarded “Platinum Medal” in 1988 by the Indian Institute of Metals, the ‘National Metallurgist Award’ in 1997, Michael John Memorial Gold Medal for the year 1998 for fostering Harmonius employee- management relations in Industry, Qimpro Platinum Standard in 2000 and received the Indian Merchant Chamber’s Juran Quality Medal for 2001. He is also a recipient of Ernst & Young’s Lifetime Achievement Award 2001. He is also on the boards of various Tata Companies and has been on the Company’s Board as a Tata Steel Nominee since June 1993.

Mr. Nusli N Wadia: Mr Wadia was educated in the UK, Mr. Wadia is the chairman of Bombay Dyeing & Manufacturing Company Limited and heads the Wadia Group. Mr Wadia has contributed actively in the deliberations in various capacities of various organizations such as Cotton Textile Export Promotion Council, Millowner’s Association, Associated Chambers of Commerce & Industry, etc. He was appointed on the Prime Minister’s Council on Trade & Industry in 1998, 1999 & 2000-04. He is also the chairman/trustee of various charitable institutions and non-profit organizations and is on the board of The Bombay Dyeing and Manufacturing Company Limited, Tata Steel Limited and Tata Chemicals Limited. Mr. Wadia has been on the Company’s Board since December 22, 1998.

Mr. S M Palia: Mr S M Palia, a B.Com., LLB., CAIIB and AIB (London) and is a Development Banker by profession. He was with IDBI from 1964-1989 during which period he held various responsible positions including that of an executive director. He has also acted as an advisor to Industrial Bank of Yemen, Saan’a (North Yemen) and Industrial Bank of Sudan, Khartoum (Sudan) under World Bank Assistance programmes. He was also the managing director of Kerala Industrial and Technical Consultancy Organisation Limited, set up to provide consultancy services to micro enterprises and small and medium enterprises. Mr. Palia is on the boards of various companies in the industrial and financial service sectors and is also actively involved as a trustee in various NGOs and Trusts. He was appointed as a Director of the Company on May 19, 2006.

Dr. R A Mashelkar: Dr. Mashelkar is an eminent chemical engineering scientist and has retired from the post of director general from the Council of Scientific & Industrial Research. Dr. Mashelkar is the President of the Indian National Science Academy, National Innovation Foundation, Institution of Chemical Engineers, UK and Global Research Alliance, a network of 60,000 scientists from five continents and has been honoured with honorary doctorates from 26 universities, including Universities of London, Salford, Pretoria, Wisconsin and Delhi. Dr. Mashelkar has also been elected as Fellow/Associate of Royal Society, London, National Academy of Science, USA, US National Academy of Engineering, Royal Academy of Engineering, U.K. and World Academy of Art & Science, USA. Dr. Mashelkar has won over 50 awards and medals at national and international levels, including the JRD Tata Corporate Leadership Award and the Stars of Asia Award (2005). Dr. Mashelkar through leadership of various organizations/ Government Committees has propagated innovation and intellectual property rights and India’s science and technology policies. He is a Padmashri (1991) and Padmabhushan (2000) winner, and also a winner of the “Punyabhushan Award” in 2008. He was appointed as a Director of the Company on August 28, 2007. He is also on the board of directors of various multinational companies, including Hindustan Unilever Limited, Reliance Industries Limited, Piramal Life Sciences Limited, KPIT Cummins Infosystems Limited and ICICI Knowledge Park.

Mr. Nasser Munjee: Mr. Munjee holds a Bachelor’s degree and a Master’s degree from the London School of Economics, UK. His journey in the financial sector began with HDFC where he served for over 20 years at various positions including as its executive director. He was the managing director of Infrastructure Development Finance Company Limited till March 2004. Presently he is the chairman of Development Credit Bank since June 2005 and is also on the board of directors of various multinational companies and trusts. Mr. Munjee is a technical advisor on the World Bank-Public Private Partnership Infrastructure and Advisory Fund. He is also associated with several public and private institutions as chairman and member of the board or trustee including chairman of Aga Khan Institutions in India – Aga Khan Rural Support Programme and Muniwar Abad Charitable Trust. He was President of Bombay Chambers of Commerce and has served on numerous Government Task Force on Housing and Urban Development. He was appointed as a Director of the Company on July 25, 2008.

Mr. Subodh Bhargava: Mr. Bhargava holds a degree in Mechanical Engineering from the University of Roorkee and retired from the Eicher Group of Companies as group chairman and chief executive in March 2000 and is now the Chairman Emeritus, Eicher Group. He was a past president of the Confederation of Indian Industry and the Association of Indian Automobile Manufacturers and vice president of the Tractor Manufacturers Association. He was also a member of the Insurance Tariff Advisory Committee, the Economic Development Board of the government of Rajasthan. He is also the recipient of the first Distinguished Alumnus Award in 2005 by Indian Institute of Technology, Roorkee. He has held various prominent positions on various Chambers/Associations in the field of research in engineering and technology and technical and management education and is currently associated as a director of several Indian corporates, including Tata Communications Limited, Tata Steel Limited and Wärtsilä India Limited. He was appointed as a Director of the Company on July 25, 2008.

Mr V K Jairath: Mr Jairath holds a Bachelor’s Degree in Public Administration and Bachelor of Laws Degree both from Punjab University and a Masters in Economics from the University of Manchester, UK. He joined the Indian Administrative Service in 1982. Mr Jairath has over 25 years of experience in public administration, rural development, poverty alleviation, infrastructure, finance, industry, urban development, environmental management and a touch of the private sector occupying various important positions in the Government of India and the State Government of Maharashtra. He has held various positions as the Managing Director of SICOM, Secretary to the Governor of Maharashtra, Municipal Commissioner of Kolhapur, Collector of Wardha, besides being an Independent Director on the Boards of Public Sector Companies and Banks. He is currently on the Boards of Bharat Heavy Electricals Limited and Avantha Power and Infrastructure Private Limited. He was appointed as a Director of the Company with effect from March 31, 2009.

Mr Ranendra Sen: Mr Ranendra (Ronen) Sen, joined the Indian Foreign Service in 1966, after graduating from St. Xavier’s College. He has served in various capacities in our Embassies and Consulates General in Moscow, San Francisco and Dhaka; as Deputy Secretary and Joint Secretary in the Ministry of External Affairs and as Secretary to the Atomic Energy Commission. He was also the Joint Secretary to successive Prime Ministers, responsible for foreign and defence policies, atomic energy, space and other tasks, as assigned to him, from time to time. During this period and thereafter he had a number of assignments as Special or Personal Envoy of the Prime Minister for discussions with Heads of State or Government of neighbouring and other countries.

Mr Sen was also assigned as Ambassador to Mexico (1991-1992), Russia (1992-1998) reunified Germany (1998-2002), as High Commissioner to the United Kingdom (2002-2004) and as Ambassador to the United States (2004-2009). He is the first Indian to serve as envoy to three P-5 and four G-8 capitals and has participated in about 180 multilateral and bilateral summits. He was appointed as a Director of the Company with effect from June 1, 2010.

Mr Carl-Peter Forster: Mr Forster holds a Diploma in Aeronautical Engineering from the Technical University in Munich and a Diploma in Economics from the Rheinische Friedrichs-Wilhelm-Universitat in Bonn, Germany.

Mr Forster has 24 years of international experience in the automobile industry and was the CEO of General Motors, Europe where he looked after Opel/Vauxhall, Saab and the European activities of Chevrolet. Prior to this, Mr Forster held various positions in BMW, including that of Managing Director of BMW South Africa and was also on the Managing Board of BMW and was responsible for worldwide manufacturing, including operations of the Rover Group and product engineering projects.

Mr Forster was appointed as the Group Chief Executive Officer of the Company with effect from February 15, 2010 and was entrusted with the overall responsibility of Tata Motors operations globally, including Jaguar Land Rover. With effect from April 1, 2010, he was appointed as the CEO & Managing Director of the Company.

Mr. P M Telang: Mr. Telang holds a Bachelor’s Degree in Mechanical Engineering from Visvesvaraya National Institute of Technology (V.N.I.T.), Nagpur and a Master’s Degree in Business Administration from Indian Institute of Management, Ahmedabad. Mr. Telang has over three decades of functional expertise in the automotive industry and machinery manufacturing. He joined the Tata Group through the Tata administrative service cadre after working with Larsen & Toubro for three years. He is responsible for product development, manufacturing, sales and marketing functions of the strategic business unit of light and small commercial vehicles. Mr. Telang was appointed as Executive Director (Commercial Vehicles) of the Company on May 18, 2007 and was appointed as the Managing Director – India Operations with effect from June 2, 2009.

Mr. C. Ramakrishnan (Chief Financial Officer): Mr. Ramakrishnan, aged 54 years, joined Tata Motors Limited in 1980. He handled corporate treasury and accounting functions as well as management accounting. After a two- year company-wide IT project responsibility covering R&D, manufacturing, sourcing and sales & service, he had worked in the Chairman’s Office. Mr. Ramakrishnan holds a B.Com. degree and is a qualified Chartered Accountant and Cost Accountant. Mr. Ramakrishnan was appointed as the Chief Financial Officer of Tata Motors with effect from September 18, 2007.

There is no family relationship between any of our Directors, Executive officers or Chief Financial Officer.

B. Compensation.

The following table provides the annual compensation paid/accrued to our Directors and Executive Officers for Fiscal 2010.

Name	Position	Remuneration(1) (in Rupees)
Ratan N. Tata(2)	Chairman	13,059,000
Ravi Kant(3)(4)	Vice Chairman	45,478,000
N.A. Soonawala(5)	Director	7,460,000
J.J. Irani	Director	2,260,000
R. Gopalakrishnan(6)	Director	2,060,000
N.N. Wadia	Director	1,560,000
S.M. Palia	Director	5,180,000
R A Mashelkar	Director	3,180,000
N Munjee	Director	5,620,000
S.Bhargava	Director	2,220,000
V K Jairath	Director	1,580,000
Ranendra Sen(7)	Director	NIL
Carl-Peter Forster(8) (10)	Managing Director & Group CEO	12,532,000
P.M.Telang(9) , (10)	Managing Director-India Operations	45,933,000
C. Ramakrishnan(10)	Chief Financial Officer	15,829,000

1.	Includes salary, allowance, taxable value of perquisites, commission and our contribution to provident fund and superannuation fund for Managing Directors/Chief Financial Officer and sitting fees and commission for Non-Executive Directors. Includes accrual for retirement benefits.
2.	The Remuneration paid to Mr Ratan N Tata includes sitting fees paid by Tata Motors European Centre Plc.
3.	Retired from position of Managing Director with effect from June 1, 2009 and appointed as Vice Chairman in Non Executive capacity with effect from June 2, 2009.
4.	The Remuneration paid to Mr Ravi Kant includes sitting fees paid by TAL Manufacturing Solutions Ltd.
5.	Ceased to be Director with effect from March 31, 2010.
6.	Ceased to be director with effect from September 1, 2010.
7.	Appointed as independent Director with effect from June 1, 2010.
8.	Appointed as Group CEO with effect from February 15, 2010 and CEO & Managing Director with effect from April 1, 2010. The Remuneration is in his capacity as Group CEO.
9.	Appointed as Managing Director - India Operations with effect from June 2, 2009.
10.	Rounded to nearest thousands of rupees and excludes provision for encashable leave and gratuity as a separate actuarial valuation is not available.

Apart from the above, the Managing Directors are also eligible to receive special retirement benefits at the discretion of the Board on their retirement, which include housing, monthly pension and medical benefits. Mr. Ravi Kant our Non-Executive Vice – Chairman retired as Managing Director with effect from June 1, 2009 and is paid retirement benefits as per the Company’s policy.

Our CEO & Managing Director is entitled to six months’ salary as severance fees upon termination of his contract by us. If we elect to terminate our CEO& Managing Director’s employment, we shall give to him all the salary and benefits payable from under his employment agreement for the period of three years from the effective date of employment.

Our Shareholders vide postal ballot dated August 10, 2010 approved the payment of Advisory fees to Mr Ravi Kant, Vice – Chairman aggregating GBP 75,000 per annum with effect from his date of appointment as Vice – Chairman and the payment shall be subject to regulatory approvals, which is awaited.

C. Board Practices.

The Board size of twelve directors is commensurate with our size and in line with the industry. The Board consists of executive, non-executive and independent directors. Appointments of new directors are considered by the full Board and our shareholders at each year’s Annual General Meeting.

The roles of the Chairman and the Chief Executive Officer are distinct and separate with appropriate powers being delegated to the CEO & Managing Director to perform the day to day activities of the Company.

The Board, along with its Committees, provides leadership and guidance to our management, in particular with respect to corporate governance, business strategies and growth plans, the identification of risks and their mitigation strategies, entry into new businesses, product launches, demand fulfillment and capital expenditure requirements, and the review of our plans and targets.

The Board has delegated powers to the Committees of the Board through written/stated terms of reference and oversees the functioning operations of the Committees through various circulars/minutes circulated to it. The Board also undertakes our subsidiaries’ oversight functions through review of their performance against their set targets, advises them on growth plans and where necessary, gives strategic guidelines.

Committees.

The Audit Committee is comprised of the following three independent directors: N Munjee, Chairman, S. M. Palia and R. A. Mashelkar. The scope of the Audit Committee includes:

•	Reviewing the quarterly financial statements before submission to the Board, focusing primarily on:

•	any changes in accounting policies and practices and reasons for any such change;

•	major accounting entries involving estimates based on an exercise of judgment by management;

•	qualifications in draft audit reports;

•	significant adjustments arising out of audits;

•	compliance with accounting standards;

•	analysis of the effects of alternative GAAP requirements on the financial statements;

•	compliance with listing and other legal requirements concerning financial statements;

•	disclosure of related party transactions;

•	review Reports on the Management Discussion and Analysis of financial condition, Results of Operations and the Directors’ Responsibility Statement;

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

•

Reviewing, with the management, the statement of uses / application of funds raised through an issue (public issue, rights issue, preferential issue, etc.), the statement of funds utilized for purposes other than those stated in the offer document/ prospectus/ notice and the report submitted by the monitoring agency monitoring the utilization of proceeds of a public or rights issue and making appropriate recommendations to the Board to take up steps in this matter.

•

Recommending the appointment / removal of the statutory auditor, fixing audit fees and approving non-audit, consulting services provided by the firms of statutory auditors to us and our subsidiaries; and evaluating auditors’ performance, qualifications and independence.

•

Reviewing the adequacy of the internal audit function, including the structure of the internal audit department, coverage and frequency of internal audits, appointment, removal, performance and terms of remuneration of the chief internal auditor.

•	Oversight of our external financial reporting and monitoring components of internal control over financial reporting.

•	Discussing with the internal auditor and senior management, significant internal audit findings and following thereon.

•

Reviewing the findings of any internal investigation by the internal auditor into matters involving suspected fraud or irregularity or a failure of internal control systems of a material nature and reporting any such matters to the Board.

•	Discussing with the external auditor before the audit commences the nature and scope of such audit, as well as conducting post- audit discussions to ascertain any areas of concern.

•	Reviewing our financial and risk management policies.

•	Reviewing the functioning of the Whistle-Blower mechanism (which is an extension of the Tata Code of Conduct).

•	Reviewing the financial statements and investments made by our subsidiary companies.

•	Look into the reasons for any substantial defaults in payment to the depositors, debenture-holders, shareholders (in case of non-payment of declared dividend) and creditors, if any;

•	Reviewing the effectiveness of the system for monitoring compliance with laws and regulations.

•	Approving the appointment of the Chief Financial Officer.

The Committee has also adopted policies for the approval of services to be rendered by our independent statutory auditor, based on a procedure for ensuring such auditor’s independence and objectivity, as well as for the oversight of audit work for streamlining the audit process across our subsidiaries.

The Remuneration Committee is comprised of two independent and two non-executive directors, namely N.N. Wadia, Ratan N. Tata, S.Bhargava and Ravi Kant and is empowered to review the remuneration of whole-time directors, retirement benefits to be paid to them and dealing with matters pertaining to Employees’ Stock Option Scheme.

We have not issued any stock options to our directors/employees.

The Investor Grievance Committee is comprised of S. M. Palia and Ravi Kant and oversees the redressing of investors’ complaints pertaining to securities transfers, interest/dividend payments, non-receipt of annual reports, issue of duplicate certificates and other miscellaneous complaints. Its scope also includes delegation of powers to our executives or the share transfer agents to process share transfers and other investor-related matters.

The Executive Committee of the Board is comprised of Ratan N. Tata , Ravi Kant, J. J. Irani, N. N. Wadia, Carl-Peter Forster and P M Telang. This Committee came into effect on July 25, 2006, upon the dissolution of the Finance Committee and the Committee of the Board. The Committee reviews revenue and capital expenditure budgets, long-term business strategy, the organizational structure, raising of finance, property related issues, review and sale of investments and the allotment of securities within established limits.

The Ethics and Compliance Committee sets forth policies relating to the implementation of the Tata Code of Conduct for Prevention of Insider Trading and takes on record the monthly reports and dealings in securities by the “Specified Persons”. It also implements appropriate actions in respect of violations of the Tata Code of Conduct. The Ethics and Compliance Committee is comprised of S.M. Palia, Chairman and R. Gopalakrishnan (ceased to be director w.e.f September 1, 2010). Mr. C. Ramakrishnan, our Chief Financial Officer, is the Compliance Officer under the said Code.

The Nominations Committee was constituted with the objective of identifying independent directors to be inducted on the Board from time to time to refresh its membership. The Nominations Committee is comprised of N. N. Wadia, Chairman, Ratan N. Tata, S. M. Palia and Ravi Kant.

Apart from the Committees described above, the Board of Directors also constitutes committee(s) of directors with specific terms of reference as it may deem fit.

D. Employees.

We consider our human capital as a critical factor to our success. Under the aegis of Tata Sons and the Tata Sons promoted entities, we have drawn up a comprehensive human resource strategy (the” Human Resource “ strategy) addresses key aspects of human resource development such as:

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

In line with the Human Resource strategy, we, in turn, have implemented various initiatives in order to build better organizational capability that we believe will enable us to sustain competitiveness in the global market place. Our human resources focus is to attract talent, retain the better and advance the best.

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

We employed approximately 49,856 and 49,473 (includes Jaguar Land Rover) permanent employees as of March 31, 2010 and 2009 respectively. The average number of temporary employees for the Fiscal year ended March 31, 2010, was approximately 24,813.

The following table set forth a breakdown of persons employed by our business segments and by geographic location as of March 31, 2010.

Segment	No. of Employees	Location	No. of Employees
Automotive	45,328	India	32,128
Other	4,528	Abroad	17,728
Total	49,856	Total	49,856

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

Employee wages are paid in accordance with wage agreements that have varying terms (typically three years) at different locations. The expiration dates of the wage agreements with respect to various locations are as follows:

Location	Wage Agreement valid until
Pune CVBU	August 31, 2012
Pune PCBU	March 31, 2010	*
Jamshedpur	March 31, 2010	#
Mumbai	December 31, 2012
Lucknow	March 31, 2011
Jaguar Land Rover	October 31, 2010

*	Signed on 29th September, 2010. Further valid until March 31, 2013.
#	Signed on 11th August, 2010. Further valid until March 31, 2013.

A cordial industrial relations environment has been maintained in all our manufacturing units.

The performance rating system, introduced for the first time, for the bargainable category in Mumbai and PCBU has completed two full cycles and the feedback of the process received from all the quarters has been encouraging. Return-ability in wage settlements was built in by introducing quality linked payments based on a quality index as perceived by the customer.

Operatives support in the outsourcing low value added activities and in the implementation of other reforms that impact quality, cost cutting and productivity improvements across all locations.

E. Share Ownership.

The information required by this item is set forth in Item 6.A of this annual report.

Item 7.	Major Shareholders and Related Party Transactions.

A. Major Shareholders

We are a widely held, listed company with approximately 343,433 shareholders for Ordinary Shares and 17698 shareholders for ‘A’ Ordinary Shares of record. To our knowledge, as of June 30, 2010, the following persons beneficially owned 1% or more of 506,381,356 Ordinary Shares and 64,176,560 outstanding at that time:

Ordinary Shares
Name of Shareholder	Holding	Percentage
Tata Sons and subsidiaries	141,876,331	28.02
Citibank N.A., as Depositary(1)	59,825,526	11.82
Life Insurance Corporation of India Ltd.	55,492,568	10.96
Tata Steel and subsidiaries	35,074,112	6.93
Tata Industries Limited	9,023,297	1.78
JP Morgan Asset Management (Europe) S.A.R.L. A/c flagship investment company (Mauritius) limited	6,086,603	1.20

‘A’ Ordinary Shares*
Name of Shareholder	Holding	Percentage
Tata Sons and subsidiaries	22,414,042	34.92
PCA India Equity Open Limited	3,928,888	6.12
HDFC Trustee Company Limited - HDFC TOP 200 Fund	2,900,000	4.52
HDFC Trustee Company Limited-HDFC Equity Fund	2,400,000	3.74
Swiss Finance Corporation (Mauritius) Limited	1,461,672	2.28
ICICI Prudential Infrastructure Fund	1,266,063	1.97
Dilipkumar Lakhi	1,028,993	1.60
Dragon Peacock Investments limited	989,442	1.54
International Opportunities Funds-Asian Equity Fund	968,967	1.51
M and G Investment Management Limited A/c The Prudential Assurance Company Limited	966,857	1.51
JM Financial Consultants Pvt Ltd	906,255	1.41
Sundaram BNP Paribas Mutual Fund A/c SUNDARAMBNP Paribas Tax Saver (Open-Ended) Fund	831,449	1.30
Prulink Asian Equity Fund	767,878	1.20
Goldman Sachs Funds - Goldman Sachs BRICS Portfolio	753,156	1.17
Abu Dhabi Investment Authority - Ganges	752,935	1.17
SBI Mutual Fund - Magnum Tax Gain 1993	729,321	1.14
JF India Fund	700,000	1.09
HDFC Trustee Company Limited - HDFC Prudencefund	700,000	1.09
Nomura India Investment Fund Mother Fund	700,000	1.09
HDFC Trustee Company Ltd HDFC MF Monthly Income Plan Long Term Plan	700,000	1.09
The India Fund, INC	688,000	1.07

(1)	Citibank, N.A. as depositary for our ADRs and GDRs, was the holder on record on June 30, 2010 of 58,920,462 shares and 905,064 shares respectively on behalf of the beneficial owners of deposited shares.
*	The ‘A’ Ordinary Shareholders are entitled to receive dividend for any financial year at five percentage points more than the aggregate rate of dividend declared on Ordinary Shares for that financial year but are entitled to one vote for every ten ‘A’ Ordinary Shares held as per the terms of its Issue and Articles of Association of the Company.

From March 31, 2007 to March 31, 2010, the holdings of our largest shareholder, Tata Sons Limited (together with its subsidiaries), have increased from 22.45% to 30.58%, as a result of their subscribing to the Rights Issue 2008 including any unsubscribed portion thereof. The holdings of Tata Steel Ltd. (together with its subsidiaries) have decreased from 8.62% as of March 31, 2007 to 6.15% as of March 31, 2010. Daimler AG which previously had a shareholding of 4.71% sold their shares in March 2010. The shareholding of Citibank N.A. as depositary for our ADRs and GDRs, has declined from 10.97 % to 10.56%. The shareholding of Life Insurance Corporation of India Ltd. has increased from 6.10% to 9.61%.

According to our register of shareholders and register of beneficial shareholders, as of July 14, 2010, there were 73 record holders of our shares with addresses in the United States, whose shareholdings represented approximately 0.03% of our outstanding Ordinary Shares on that date, excluding any of our shares held by United States residents in the form of depositary shares. Because some of these shares were held by brokers or other nominees, the number of record holders with addresses in the United States may be fewer than the number of beneficial owners in the United States.

The total permitted holding of Foreign Institutional Investors, or FIIs, in our paid up share capital has been increased to 35% by a resolution passed by our shareholders on January 22, 2004. The holding of FIIs in us as of June 30, 2010, was approximately 22.86%. See Item 10.D “— Exchange Controls” for further details.

None of our shares of common stock entitles the holder to any preferential voting rights.

Under the Takeover Regulations of India, any person who acquires more than 5%, 10% , 14%, 54% or 74% of our shares or who is entitled to exercise voting rights with respect to more than 5%, 10%, 14%, 54% or 74% of our shares must file a report concerning the shareholding or the voting rights with us and the stock exchanges on which our ordinary shares are traded. Please see Item 9.A “— The Offer and Listing — Markets” for information with respect to these stock exchanges. Similar disclosures would be applicable under the Insider Trading Regulations of India with respect to any person who acquires more than 5% of our shares or voting rights with respect to the shares. Any increases or decreases by 2% or more in the shareholding by such persons must also be disclosed. Furthermore, under our listing agreement with the stock exchanges where our shares are listed, we are required to periodically disclose to such stock exchanges the name and percentage of shares held by persons or entities that hold more than 1% of our Ordinary Shares. For the purposes of the above, reporting and takeover requirements under our listing agreements, shares withdrawn from our ADS/GDS facility will be included as part of a person’s shareholding in us.

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

For details regarding voting rights, please refer to Item 10.B “ — Memorandum and Articles of Association — Voting Rights”.

B. Related Party Transactions.

For a description of our related party transactions, please refer to Note 41 to our Consolidated Financial Statements

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

Dividend Policy.

Any dividend declared by Tata Motors is based on the profits available for distribution as reported in the unconsolidated statutory financial statements of Tata Motors prepared in accordance with Indian GAAP. Further, Indian law mandates that dividend be declared out of distributable profits only after the transfer of a specified percentage of net income computed in accordance with current regulations to a general reserve. Based on the net income available for appropriation, dividends are recommended by the Board of Directors for approval by the shareholders at our Annual General Meeting. Further, the Board of Directors may also pay an interim dividend at its discretion. Since Fiscal year 1956, we have had an uninterrupted dividend distribution except for the Fiscal years 2001 and 2002. We returned to dividend distribution in Fiscal 2003. In view of our profitable performance, we declared dividends (excluding dividend tax) totaling Rs. 3,116 million, 5,784 million and Rs.5,781 million for Fiscal 2010, 2009 and 2008 to the shareholders.

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

B. Plan of Distribution.

Not applicable.

C. Markets.

	NSE			BSE			NYSE
	Closing Price per Ordinary Share			Closing Price per Ordinary Share			Closing Price per ADS
	Period High	Period Low		Period High	Period Low		Period High	Period Low
	(Rs. Per Share)		Avg. Daily Trading Volume (in ‘000)	(Rs. Per Share)		Avg. Daily Trading Volume (in ‘000)	(US$ Per ADS)		Avg. Daily Trading Volume (in ‘000)
Fiscal
2010	844.70	175.20	5006.83	842.00	175.10	1388.76	18.77	5.36	583.29
2009	691.55	126.20	1734.36	690.45	126.45	318.40	17.15	3.14	412.22
2008	830.55	609.40	1311.00	778.15	623.45	274.54	20.85	14.98	515.74
2007	986.25	659.20	1590.12	985.35	658.05	435.96	22.10	14.27	417.14
2006	941.35	406.40	2003.55	939.00	406.20	659.20	21.50	9.30	282.99

Fiscal
2011
1st Quarter	882.70	670.00	4858.74	882.20	670.00	924.54	20.60	15.65	508.24

Fiscal
2010
1st Quarter	389.20	175.20	5552.20	389.05	175.10	1404.08	10.58	5.36	515.26
2nd Quarter	614.85	262.65	6184.83	614.50	262.05	1600.82	13.16	7.64	454.06
3rd Quarter	799.60	495.00	4344.56	799.80	519.50	1004.88	17.19	11.38	588.54
4th Quarter	844.70	633.75	3798.06	842.00	645.10	1529.71	18.77	14.28	571.24

2009
1st Quarter	691.55	426.05	796.30	690.45	426.50	150.67	17.15	9.97	400.06
2nd Quarter	447.95	343.90	821.47	447.20	344.20	209.73	10.75	7.29	531.32
3rd Quarter	339.65	126.20	2243.90	339.25	126.45	500.17	7.41	3.64	394.67
4th Quarter	188.90	130.80	3184.92	188.80	131.50	419.94	5.33	3.14	313.01

2008
1st Quarter	766.60	641.20	1615.10	766.90	641.35	362.30	19.09	15.94	630.40
2nd Quarter	776.90	619.50	1432.20	778.15	618.95	382.20	19.14	15.56	511.89
3rd Quarter	830.50	684.30	1105.60	830.40	684.95	684.90	20.85	16.75	449.09
4th Quarter	793.50	609.40	1090.40	794.25	606.35	606.30	19.95	14.98	482.94

Month
August 2010	1058.50	835.00	4979.68	1055.00	820.25	995.83	22.93	18.87	812.16
July 2010	869.25	748.40	2768.67	869.00	748.55	548.86	19.24	17.16	420.27
June 2010	823.35	720.55	4220.09	822.00	722.10	889.83	18.21	16.22	428.70
May 2010	882.70	670.00	5323.20	882.20	670.00	1024.88	20.60	15.65	678.76
April 2010	878.50	700.00	5073.56	877.90	755.00	857.38	20.60	18.74	429.16
March 2010	829.70	714.25	5133.23	828.50	714.50	3181.91	18.77	16.70	624.71
February 2010.	740.00	633.75	2951.91	736.20	645.10	608.10	16.18	14.28	474.33
January 2010	844.70	671.50	3213.04	842.00	672.50	673.70	18.03	14.63	603.42
December 2009	799.60	668.10	3608.79	799.80	665.00	863.15	17.19	15.15	550.88
November 2009	666.80	544.20	4241.98	665.50	545.00	976.80	14.00	11.98	577.80
October 2009	600.00	495.00	5219.69	600.00	519.50	1181.77	12.89	11.38	637.75
September 2009	614.85	508.30	5719.64	614.50	508.20	1473.70	13.16	11.47	394.85
August 2009	499.70	414.70	7486.40	498.65	400.95	1964.83	12.10	10.65	483.22
July 2009	414.35	262.65	5399.85	421.55	262.05	1278.99	10.55	7.64	482.74
June 2009	389.20	313.90	4550.46	389.05	324.25	1231.75	10.58	8.52	492.84
May 2009	363.25	243.80	4780.97	363.90	256.90	1074.69	10.11	7.17	553.01
April 2009	281.50	180.00	7814.81	281.20	179.85	2024.73	7.72	5.36	502.75

On September 29, 2010 the reported closing price of our shares on BSE and NSE was Rs. 1,106.65 per share and Rs. 1,106.45 per share, respectively. On September 28, 2010 the ADS closing price on the NYSE was $24.74 per ADS.

	NSE			BSE
	Closing Price per ‘A’ Ordinary Share			Closing Price ‘A’ Ordinary Share
	Period High	Period Low		Period High	Period Low
	(Rs. Per Share)		Avg. Daily Trading Volume (in ‘000)	(Rs. Per Share)		Avg. Daily Trading Volume (in ‘000)
Fiscal
2010	513.55	175.35	121.36	515.00	258.00	72.21
2009	278.40	113.35	0.18	293.00	136.00	0.19

Fiscal
2011
1st Quarter	600.70	450.05	359.73	600.35	450.00	192.47

Fiscal
2010
1st Quarter	320.00	175.35	0.10	318.00	270.35	0.16
2nd Quarter	437.95	235.25	62.22	437.95	258.00	63.99
3rd Quarter	513.55	413.75	283.89	515.00	417.35	151.77
4th Quarter	511.35	379.35	98.41	509.95	379.00	40.53

2009
1st Quarter	0.00	0.00	0.00	0.00	0.00	0.00
2nd Quarter	0.00	0.00	0.00	0.00	0.00	0.00
3rd Quarter	278.40	134.35	0.37	250.60	136.00	0.33
4th Quarter	182.00	113.35	0.01	293.00	208.30	0.01

Month
August 2010	764.90	605.20	456.31	764.40	606.65	148.35
July 2010	610.60	489.20	199.06	609.30	488.35	45.06
June 2010	529.35	492.20	73.65	529.00	492.45	18.36
May 2010	587.95	469.25	181.32	587.20	470.70	76.20
April 2010	600.70	450.05	861.75	600.35	450.00	506.06
March 2010	484.55	422.25	92.12	482.30	421.50	62.43
February 2010.	420.35	379.35	77.37	420.50	379.00	14.45
January 2010	511.35	415.05	127.50	509.95	417.65	43.77
December 2009	513.55	472.40	126.23	515.00	473.15	78.11
November 2009	495.10	431.50	599.91	499.85	429.95	295.13
October 2009	449.85	413.75	117.60	450.60	417.35	85.75
September 2009	437.95	383.05	115.19	437.95	387.25	113.90
August 2009	365.10	300.05	73.72	369.35	305.00	76.79
July 2009	350.85	235.25	0.81	334.00	258.00	0.62
June 2009	320.00	267.00	0.17	318.00	275.00	0.24
May 2009	296.10	210.20	0.02	309.75	281.00	0.02
April 2009	215.00	175.35	0.07	282.00	270.35	0.02
March 2009	175.25	158.00	0.01	293.00	257.50	0.01
February 2009	172.90	158.00	0.01	280.00	267.00	0.01
January 2009	182.00	113.35	0.02	255.00	208.30	0.02
December 2008	164.00	134.35	0.01	198.40	164.00	0.01
November 2008	278.40	147.60	0.64	250.60	136.00	0.42

On September 29, 2010 the reported closing price of our shares on BSE and NSE was Rs. 781.30 per share and Rs. 780.90 per share, respectively.

D. Selling shareholders.

Not applicable.

E. Dilution.

Not applicable.

F. Expenses of the issue.

Not applicable.

Item 10. Additional Information.

A. Share Capital

Our authorized Share Capital is Rs.39 billion divided into 700 million Ordinary Shares of Rs.10/- each, 200 million ‘A’ Ordinary Shares of Rs.10/- each (the Ordinary Shares and the ‘A’ Ordinary Shares are hereinafter together referred to as Ordinary Shares or Shares unless otherwise specifically mentioned to the contrary) and 300 million Convertible Cumulative Preference Shares of Rs.100/- each.

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

Our Shareholders of the Company vide postal ballot dated August 10, 2010 have approved the raising of long term resources under Section 81(1A) of the Companies Act, 1956 and Issuance of ‘A’ ordinary shares on exercise of conversion option by holders of Zero Coupon Convertible Alternative Reference Securities (CARS).

Details of history and changes in our capital structure in the last three years

The following table sets out the details of the equity shares allotted by us in the last three years:

Description of Paid up Capital	Ordinary Shares		‘A’ Ordinary Shares
Capital as on 31.3.2007	385,373,885	Capital as on 31.3.2007	Nil
FCCN Conversion	1,30,069
Capital as on 31.3.2008	385,503,954	Capital as on 31.3.2008	Nil
FCCN Conversion	1,53,025
Rights Issue 2008	64,175,655	Issue of ‘A’ Ordinary Shares -OCT 2008	64,175,655
Abeyance cases	25	Abeyance cases	Nil
Capital as on 31.3.2009	449,832,659	Capital as on 31.3.2009	64,175,655
Abeyance cases	939	Abeyance cases	719
GDS Issue 2009	29,904,306
Enhanced FCCNs Conversion US$ and JPY notes	26,643,266
Capital as on 31.3.2010	506,381,170	Capital as on 31.3.2010	64,176,374
Abeyance cases	306	Abeyance cases	306
Capital as on 31.7.2010	506,381,476	Capital as on 31.7.2010	64,176,680
Capital as on 31.8.2010	506,381,476	Capital as on 31.8.2010	64,176,680

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

The holders of ‘A’ Ordinary Shares will receive dividends for any financial year at five percentage points more than the aggregate rate of dividend declared on Ordinary Shares for that financial year.

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

Holders of ADSs and of GDSs are not entitled to attend or vote at shareholders meetings. Holders of ADSs may exercise voting rights with respect to the Ordinary Shares represented by ADSs only in accordance with the provisions of our ADS deposit agreement and Indian law. A holder of ADSs may withdraw from the ADS facility the related underlying shares and vote as a direct shareholder, but there may not be sufficient time to do so after the announcement of an upcoming vote. If requested by us, the depositary will notify holders of ADSs of upcoming votes and arrange to deliver our voting materials to holders of ADSs. The materials will describe the matters to be voted on and explain how holders of ADSs on a record date specified by the depositary may instruct the depositary to vote on the deposited securities underlying the ADSs as directed by the holders of ADSs. For the instructions to be valid, the depositary must receive them in writing on or before a date specified by the depositary. The depositary will try, insofar as practicable, subject to Indian laws and the provisions of our Articles of Association, to vote or have its agents vote the deposited securities as instructed. The depositary will only vote as instructed and is not entitled to exercise any voting discretion. If the depositary timely receives voting instructions from a holder of ADSs and which fails to specify the manner in which the depositary is to vote the shares underlying such holder’s ADSs, such holder will be deemed to have instructed the depositary to vote in favor of the items set forth in such voting instructions. If the depositary does not receive timely instructions from a holder of ADSs, the holder shall be deemed to have instructed the depositary to give a discretionary proxy to a person designated by us, subject to the conditions set forth in the deposit agreement. If requested by us, the depositary is required to represent all shares underlying the outstanding ADSs, regardless whether timely instructions have been received from the holders of such ADSs, for the sole purpose of establishing a quorum at a meeting of shareholders.

The Depositary for the holders of the GDRs shall exercise voting rights in respect of the GDSs by issue of an appropriate proxy or power of attorney in terms of the deposit agreement pertaining to the GDRs.

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

A shareholder may exercise his or her voting rights by proxy to be given in the form required by our Articles of Association. The instrument appointing a proxy is required to be lodged with the company at least 48 hours before the time of the meeting. A shareholder may, by a single power of attorney, grant a general power of representation regarding several general meetings of shareholders. Any of our shareholders may appoint a proxy. A corporate shareholder is also entitled to nominate a representative to attend and vote on its behalf at general meetings. A proxy may not vote except on a poll and does not have a right to speak at meetings. A shareholder which is a legal entity may appoint an authorized representative who can vote in all respects as if a shareholder both on a show of hands and a poll.

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

Annual Report and Financial Results

Our Indian GAAP audited financial statements for the relevant Fiscal year, the directors’ report and the auditors’ report, (collectively the Annual Report), must be prepared before the Annual General Meeting. These also include other financial information, a corporate governance section and management’s discussion and analysis report and general shareholders’ information and are also made available for inspection at our registered office during normal working hours for 21 days prior to our annual general meeting.

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

Our Ordinary Shares are freely transferable, subject only to the provisions of the Companies Act under which, if a transfer of shares contravenes the SEBI provisions or the regulations issued under it or any other law for the time being in force or the Sick Industrial Companies (Special Provisions) Act, 1985, or SICA, or any other similar law, the Indian Company Law Board may, on an application made by the company, a depository incorporated in India, an investor, the SEBI or other parties, direct a rectification of the register of records. If a company without sufficient cause refuses to register a transfer of shares within two months from the date on which the instrument of transfer is delivered to the company, the transferee may appeal to the Indian Company Law Board seeking to register the transfer of equity shares. The Indian Company Law Board may in its discretion, issue an interim order suspending the voting rights attached to the relevant equity shares before completing its investigation of the alleged contravention. Under the Companies (Second Amendment) Act, 2002, the operative provisions of which are yet to come into force, the Indian Company Law Board is proposed to be replaced with the National Company Law Tribunal. Further, under the Sick Industrial Companies (Special Provisions) Repeal Act, 2003, or the SICA. The SICA is sought to be repealed and the Board of Industrial and Financial Reconstruction, as constituted under the SICA, is to be replaced with the National Company Law Tribunal.

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

Acquisition of Our Own Shares

The Company is prohibited from acquiring its own shares unless the consequent reduction of capital is effected by an approval of at least 75% of its shareholders voting on the matter in accordance with the Companies Act, 1956 and is also sanctioned by a High Court of competent jurisdiction. Moreover, subject to certain conditions, a company is prohibited from giving, whether directly or indirectly and whether by means of a loan, guarantee, the provision of security or otherwise, any financial assistance for the purpose of or in connection with a purchase or subscription made or to be made by any person of or for any shares in the company or its holding company. However, pursuant to amendments to the Companies Act, companies have been empowered to purchase its own shares or other specified securities out of their free reserves, or the securities premium account or the proceeds of any shares or other specified securities (other than the kind of shares or other specified securities proposed to be bought back) subject to the following conditions:

(i)	the buy back should be authorized by the Articles of Association;

(ii)	a special resolution has been passed at our general meeting authorizing the buy back;

(iii)	the buy back is limited to 25% of the total paid up capital and free reserves;

(iv)	the debt owed by the company (including all amounts of unsecured and secured debt) is not more than twice the capital and free reserves after the buy back; and

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

C. Material Contracts.

Except as given below, neither Tata Motors Limited nor any of its consolidated subsidiaries or associated companies is a party to any material contract other than contracts entered into in the ordinary course of business:

•	the Tata Brand Equity and Business Promotion Agreement incorporated by reference into this annual report as Exhibit 4.1, which is described in Item 4.C of this annual report;

•	the agreement entered into by us with Mr. P.M. Telang for his appointment as Managing Director-India Operations, which is incorporated by reference into this annual report; as Exhibit 4.2;

•	the agreement for the sale and purchase of Jaguar and Land Rover, which is incorporated by reference in this annual report as Exhibit 4.3;

•	the agreement dated May 27, 2010 entered into by us with Mr. Carl-Peter Forster included as Exhibit 4.4 in this annual report, and

•	the Secondment agreement dated June 1, 2010 entered into by Jaguar Land Rover with Mr. Carl-Peter Forster.

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

•

all proposals relating to acquisition of shares of an Indian company by a foreign investor (including individuals of Indian nationality or origin residing outside India (a “Non-Resident Indian”), the activities of which company are not under the “automatic” route under existing Indian foreign investment policy or where the Indian company is engaged in the financial services sector or where the acquisition of shares attracts the provisions of the Takeover Code. However, the prior permission of the FIPB is not required anymore for the transfer of shares from residents to non-residents in the financial services sector or, in transactions subject to the Indian Takeover Code in cases where approvals are required from the RBI, under the Takeover Code, or the Insurance Regulatory and Development Authority.

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

Indirect Foreign Investment

In April 2010, the Indian Government issued the Consolidated FDI Policy (“Policy”) setting out guidelines for foreign investment in India. The Policy inter alia prescribes the guidelines for (i) the calculation of total indirect foreign investment in Indian companies, (ii) transfer of ownership or control of Indian companies in sectors with caps from resident Indian citizens to non-resident entities and (iii) guidelines on downstream investments by Indian companies. Pursuant to the Policy, for the purposes of computation of indirect foreign investment in an Indian company, foreign investments in its parent company, by FIIs (holding as of March 31, 2010), NRIs, ADRs, GDRs, FCCBs, FDI, convertible preference shares and convertible currency debentures are required to be taken together.

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

Transfer of ADRs by Non-residents

The Ministry of Finance, Government of India, has granted general permission for the transfer of ADRs outside India and also permitted non-resident holders of ADRs to surrender ADRs in exchange for the underlying shares. Pursuant to the terms of the relevant deposit agreement an investor who surrenders ADRs and withdraws shares is permitted to re-deposit such shares subject to the total issued ADRs and obtain ADRs at a later time.

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

This discussion addresses only U.S. federal income taxation and Indian stamp duty and income and service taxation. In addition, this section is based in part upon the representations of the depositary and the assumption that each obligation in the deposit agreement F and any related agreement will be performed in accordance with its terms.

The Direct Tax Code 2010, or DTC, proposes to replace the existing Income Tax Act, 1961, with a view to simplify and rationalize the tax provisions into one unified rate structure. The DTC which was placed before the Indian parliament for debate and discussion on August 30, 2010 is proposed to come into effect from April 1, 2012 .The various proposals included in DTC are subject to review by Indian parliament and as such impact if any, is not quantifiable at this stage.

This summary is not intended to constitute a complete analysis of the individual tax consequences to non resident holders for the acquisition, ownership and sale of ADSs and equity shares.

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

The dividend is taxable to you when you, in the case of shares, or the Depositary, in the case of ADSs, receive the dividend, actually or constructively. The dividend will not be eligible for the dividends-received deduction generally allowed to United States corporations in respect of dividends received from other United States corporations. The amount of the dividend distribution that you must include in your income as a U.S. holder will be the U.S. dollar value of the rupee payments made, determined at the spot rupee/US dollar rate on the date the dividend distribution is includible in your income, regardless of whether the payment is in fact converted into US dollars. Generally, any gain or loss resulting from currency exchange fluctuations during the period from the date you include the dividend payment in income to the date you convert the payment into US dollars will be treated as ordinary income or loss and will not be eligible for the special tax rate applicable to qualified dividend income. The gain or loss generally will be income or loss from sources within the United States for foreign tax credit limitation purposes. Distributions in excess of current and accumulated earnings and profits, as determined for US federal income tax purposes, will be treated as a non-taxable return of capital to the extent of your basis in the shares or ADSs and thereafter as capital gain.

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

Capital gains arising to the non-resident investor on the transfer of equity shares (including shares received in exchange of the ADSs) whether in India or outside India to a non-resident investor or Indian resident, will be liable for income tax under the provisions of the Income Tax Act.

Equity shares (including shares issuable on the exchange of the ADSs) held by a non-resident investor for a period of more than 12 months are treated as long-term capital assets. If the equity shares are held for a period of 12 months or less, the capital gains arising on the sale thereof are to be treated as short-term capital gains. A non-resident holder’s holding period (for purposes of determining the applicable Indian capital gains tax rate) in respect of shares received in exchange for ADSs commences on the date of the advice of withdrawal of such shares by the relevant depository to its custodian.

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

U.S. Federal Income Taxation

Generally. Subject to the PFIC rules discussed below, if you are a U.S. holder and you sell or otherwise dispose of your shares or ADSs, you will recognize capital gain or loss for U.S. federal income tax purposes equal to the difference between the dollar value of the amount that you realize and your tax basis, determined in dollars, in your shares or ADSs. Capital gain of a non-corporate U.S. holder, is generally taxed at preferential rates where the holder has a holding period greater than one year. The gain or loss will generally be income or loss from sources within the United States for foreign tax credit limitation purposes.

Passive Foreign Investment Companies. We believe that the Shares and ADSs should not be treated as stock of a PFIC for U.S. federal income tax purposes, but this conclusion is a factual determination that is made annually and thus may be subject to change. If we were to be treated as a PFIC, then unless you elect to be taxed annually on a mark-to-market basis with respect to your shares or ADSs, gain realized on the sale or other disposition of your shares or ADSs would in general not be treated as capital gain. Instead, if you are a U.S. holder, you would be treated as if you had realized such gain and certain “excess distributions” ratably over your holding period for the shares or ADSs and would be taxed at the highest tax rate in effect for each such year to which the gain was allocated, together with an interest charged in respect of the tax attributable to each such year. With certain exceptions, your shares or ADSs will be treated as stock in a PFIC if we were a PFIC at any time during your holding period in your shares or ADSs. Dividends that you receive from us will not be eligible for the special tax rates applicable to qualified dividend income if we are treated as a PFIC with respect to you either in the taxable year of the distribution or the preceding taxable year, but instead will be taxable at rates applicable to ordinary income.

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

See Note 38 of our audited consolidated financial statements for additional disclosures on financial instruments including disclosure on fair value of financial instruments.

Item 12.	Description of Securities Other than Equity Securities.

A. Debt Securities.

Not applicable.

B. Warrants and Rights.

Not applicable.

C. Other Securities.

Not applicable.

D. American Depositary Shares.

Fees Payable by ADS Holders

Citibank, N.A., the depositary of our ADR program, collects fees for issuance and cancellation of ADSs directly from investors depositing shares or surrendering ADSs for the purpose of withdrawal or from intermediaries acting for them on such fees as per the Depositary agreement.

An ADS holder is required to pay the following service fees to the depositary:

Service		Fees
•	Issuance of ADSs, Cancellation of ADSs, Distribution of ADSs pursuant to stock dividends, free stock distributions or exercise of rights and Distribution of securities other than ADSs or rights to purchase additional ADSs	Up to US$0.05 per ADS issued

•	Distribution of cash dividends or other cash distributions	Up to US$0.02 per ADS held

•	Depositary services	Up to US$0.02 per ADS held on the applicable record date(s) established by the depositary

An ADS holder will also be responsible to pay certain fees and expenses incurred by the depositary bank and certain taxes and governmental charges such as:

Service		Fees
•	Transfer and registration on the share register (for example, upon deposit and withdrawal of ordinary shares)	Registration and transfer fees

•	Converting foreign currency into US dollars

•	Cable, telex and fax transmissions and delivery expenses	Expenses incurred by the depositary

•	Transfer of securities (for example, when ordinary shares are deposited or withdrawn from deposit)	Taxes and duties for the transfer of securities

•	Delivery or servicing of ordinary shares on deposit	Fees and expenses incurred by the depositary

The fees and charges an ADS holder may be required to pay may vary over time and may be changed by us and by the depositary bank. ADS holders will receive prior notice of such changes.

Fees and Other Payments Made by the Depositary to U.S.

For Fiscal 2010, we have received from Depositary US$ 2.31 million for standard out of pocket maintenance cost for ADR Programme consisting of continuing annual stock exchange listing fees, special investor promotion activities & issue related expenses, cost for preparing and audit of IFRS accounts, legal/ accounting fees associated with the foreign listing, miscellaneous expenses such as costs associated with voting of ADRs holders, payment made to proxy firms, etc.

PART II

Item 13.	Defaults, Dividend Arrearages and Delinquencies.

None.

Item 14.	Material Modifications to the Rights of Security Holders and Use of Proceeds.

None.

Item 15:	Controls and Procedures.

Disclosure Controls and Procedures

Tata Motors performed an evaluation of the effectiveness of the design and operation of its disclosure controls and procedures as of March 31, 2010. Based on this evaluation, our Chief Executive Officer and Managing Director, Mr. Carl-Peter Forster, our Managing Director - India Operations, Mr. P. M. Telang and our Chief Financial Officer, Mr. C. Ramakrishnan have concluded that our disclosure controls and procedures as defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934 (the Exchange Act) are effective.

Based on this evaluation, our Chief Executive Officer and Chief Financial Officer concluded that our disclosure controls and procedures are effective, as of March 31, 2010, to provide reasonable assurance that the information required to be disclosed in filings and submissions under the Exchange Act is recorded, processed, summarized, and reported within the time periods specified by the SEC’s rules and forms, and that such information is accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, as appropriate to allow timely decisions about required disclosure.

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

Management’s Annual Report on Internal Control Over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rules 13a-15(f) and 15d -15(f) under the Securities Exchange Act of 1934. Our internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of our financial statements for external reporting purposes in accordance with IFRS. Our internal control over financial reporting includes policies and procedures that:

i.	pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect transactions and dispositions of assets;

ii.	provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with IFRS, and that receipts and expenditures are being made only in accordance with authorizations of our management and directors; and

iii.	provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of our assets that could have a material effect on our financial statements.

Our management conducted an assessment of the effectiveness of our internal control over financial reporting based on the framework established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this assessment, management has determined that our internal control over financial reporting as at March 31, 2010 is effective.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions or that the degree of compliance with the policies or procedures may deteriorate.

The effectiveness of our internal control over financial reporting as at March 31, 2010 has been audited by Deloitte Haskins & Sells, an independent registered public accounting firm, as stated in their report appearing on the accompanying consolidated financial statements in Item 18, which expresses an unqualified opinion on the effectiveness of our internal control over financial reporting as at March 31, 2010.

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

We have adopted the “Tata Code of Conduct” (hereinafter referred as to ‘the Code’) a written Code of Ethics which is applicable to all our employees, including the chief executive officer, chief financial officer, principal accounting officer, senior management, as well as all officers working in accounts, finance, treasury, internal audit, taxation, legal, secretarial, investor relations, Disclosure Committee, Audit Committee, Board of Directors and other departments. We have a separate Code of Conduct applicable to Non-Executive Directors. The Codes are available at all our offices and are publicly available on our website www.tatamotors.com.

In August 2004, our Audit Committee adopted a Policy (the Whistle Blower Policy) that provided a formal mechanism for all our employees to approach our Management (or the Audit Committee in cases where the concern involves the Senior Management) and make protective disclosures to the Management about unethical behaviour, actual or suspected fraud or violations of the Company’s Code of Conduct or ethics policy. The Whistle Blower Policy was updated on January 29, 2009. The Whistle Blower Policy is an extension of the Tata Code of Conduct, which requires every employee to promptly report to the Management any actual or possible violation of the Code or an event such employee becomes aware of that could affect our business or reputation. The disclosures reported are addressed in the manner and within the time frames prescribed in the Whistle Blower Policy. The said policy is available on our website www.tatamotors.com.

Item 16C.	Principal Accountant Fees and Services.

Our financial statements prepared in accordance with IFRS, are audited by Deloitte Haskins & Sells (Registration No. 117366W), or DHS, a firm registered with the Public Company Accounting Oversight Board (PCAOB) in the United States and an Indian firm of Chartered Accountants registered with the Institute of Chartered Accountants of India (ICAI).

DHS has served as our independent public accountant for each of the years ended March 31, 2010 and March 31, 2009, for which audited financial statements appear in this annual report.

The following table presents the aggregate fees for professional services and other services rendered by DHS and the various member firms of Deloitte to us including some of our subsidiaries in Fiscal 2010 and 2009.

	2010	2010	2009
	US$ in million	Rs. in million
Audit Fees	6.3	284.9	263.5	Audit and review of financial statements
Tax Fees	0.2	7.8	16.0	Tax audit, certification of foreign remittances and tax advisory services
All Other Fees	0.2	10.1	8.0	Other certifications and advisory services

Total	6.7	302.8	287.5

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

Item 16D.	Exemptions from the Listing Standards for Audit Committees.

Not applicable.

Item 16E.	Purchases of Equity Securities by the Issuer and Affiliated Purchasers.

None.

Item 16F.	Change in Registrant’s Certifying Accountant.

None.

Item 16G.	Corporate Governance.

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

Item 17.	Financial Statements.

We have elected to provide the financial statements and related information specified in Item 18 in lieu of Item 17.

Item 18.	Financial Statements.

The information required by this item is set forth beginning on page F-1 of this annual report.

Item 19.	EXHIBITS.

Exhibit Number	Description

1.1—	Our Certificate of Incorporation.***

1.2—	Our Memorandum and Articles of Association, as amended.****

2.2—	Form of Amended and Restated Deposit Agreement among Tata Motors Limited, Citibank, N.A. as Depositary and all owners and holders from time to time of American Depositary Receipts, including the form of American Depositary Receipt.**

4.1—	Tata Brand Equity & Business Promotion Agreement, dated December 18, 1998, between Tata Sons Limited and Tata Engineering and Locomotive Company Limited (now Tata Motors Limited).*

4.2—	Agreement for appointment of Mr. P M Telang as our Managing Director.*****

4.3—	Agreement for the sale and purchase of Jaguar and Land Rover, dated March 25, 2008, among Ford Motor Company, TML Holdings Limited and Tata Motors Limited.****

4.4—	Agreement for appointment of Mr. Carl-Peter Forster as our CEO & Managing Director.

7.1—	Computation of Net Debt to Shareholders’ Equity Ratio.

8.1—	List of our Subsidiaries.

11.1—	The Tata Code of Conduct.*

12.1—	Certification of the Principal Executive Officer required by Rule 13a – 14(a).

12.2—	Certification of the Principal Executive Officer required by Rule 13a – 14(a).

12.3—	Certification of the Principal Financial Officer required by Rule 13a – 14(a).

13—	Certification of the Chief Executive Officer and Chief Financial Officer required by Rule 13a – 14(b) and Section 1350 of Chapter 63 of Title 18 of the United States Code.

We have not included as exhibits certain instruments with respect to our long-term debt, the amount of debt authorized under each of which does not exceed 10% of our total assets, and we agree to furnish a copy of any such instrument to the Securities Exchange Commission upon request.

*	Incorporated by reference to our Registration Statement on Form 20-F File No. 001-32294 filed on September 15, 2004.
**	Incorporated by reference to our Registration Statement on Form F-6 (File no 333-119066) filed on September 16, 2004.
***	Incorporated by reference to our Annual Report on Form 20-F File No. 001-32294 filed on September 27, 2005.
****	Incorporated by reference to our Annual Report on Form 20-F File No. 001-32294 filed on September 28, 2008.
*****	Incorporated by reference to our Annual Report on Form 20-F File No.001-32294 filed on October 7, 2009.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

September 29, 2010

TATA MOTORS LIMITED

By	/s/ CARL-PETER FORSTER
Name:	Carl-Peter Forster
Title:	CEO & Managing Director

By	/s/ P M TELANG
Name:	P. M. Telang
Title:	Managing Director - India Operations

By	/s/ C. RAMAKRISHNAN
Name:	C. Ramakrishnan
Title:	Chief Financial Officer

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of

Tata Motors Limited

Mumbai, India

We have audited the accompanying consolidated balance sheets of Tata Motors Limited and subsidiaries (the “Company” or “Tata Motors”) as of March 31, 2010 and 2009, and the related consolidated statements of operations, comprehensive income / loss, cash flows, and changes in equity for each of the three years in the period ended March 31, 2010. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Tata Motors Limited and subsidiaries as of March 31, 2010 and 2009, and the results of their operations and their cash flows for each of the three years in the period ended March 31, 2010, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

As discussed in Note 2(v), the Company changed its method of accounting for changes in ownership interests in subsidiaries and business combinations in the year ended March 31, 2010.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company’s internal control over financial reporting as of March 31, 2010, based on the criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated September 29, 2010, expressed an unqualified opinion on the Company’s internal control over financial reporting.

Our audit for the year ended and as of March 31, 2010, also comprehended the translation of Indian rupee amounts into United States dollar amounts and in our opinion, such translation has been made in conformity with the basis stated in Note 2(w). The translation of the consolidated financial statements amounts into United States dollars have been made solely for the convenience of the readers.

Deloitte Haskins & Sells

Mumbai, India

September 29, 2010

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of

Tata Motors Limited

Mumbai, India

We have audited the internal control over financial reporting of Tata Motors Limited and subsidiaries (the “Company”) as of March 31, 2010, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in Item 15 under Controls and Procedures of the accompanying Form 20-F titled Management’s Annual Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit.

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

In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of March 31, 2010, based on the criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated financial statements as of and for the year ended March 31, 2010 of the Company and our report dated September 29, 2010, expressed an unqualified opinion on those financial statements.

Deloitte Haskins & Sells

Mumbai, India

September 29, 2010

Tata Motors Limited and subsidiaries

Consolidated Balance Sheets

	As of March 31,
	Notes	2010		2010	2009
	(In millions)
ASSETS:
Current assets:
Cash and cash equivalents	3	US$	1,413.4	Rs. 63,462.9	Rs. 22,827.2
Short-term deposits with banks			93.2	4,187.1	408.4
Finance receivables	4		1,581.5	71,007.8	70,027.9
Trade receivables			1,562.8	70,169.5	51,697.1
Investments	6		246.3	11,058.7	834.1
Other financial assets	7		120.0	5,387.3	8,777.6
Inventories	8		2,464.9	110,674.6	107,955.7
Other current assets	9		849.1	38,124.8	26,825.5
Current income tax assets			5.5	246.5	35.1

Total current assets			8,336.7	374,319.2	289,388.6

Finance receivables	4		1,695.7	76,135.0	88,774.9
Investments	6		137.7	6,181.1	8,430.6
Other financial assets	10		626.8	28,144.9	20,900.8
Property, plant and equipment	11		4,967.7	223,050.9	218,983.0
Goodwill	13		78.4	3,518.3	5,350.8
Intangible assets	14		3,454.6	155,109.4	126,241.5
Investment in equity accounted investees	15		608.0	27,298.6	8,012.2
Current income tax assets			165.7	7,443.4	7,430.9
Deferred income taxes	16		132.3	5,939.1	4,279.2
Other non-current assets	17		45.4	2,040.8	4,836.9

Total non-current assets			11,912.3	534,861.5	493,240.8

Total assets		US$	20,249.0	Rs. 909,180.7	Rs. 782,629.4

LIABILITIES AND EQUITY:
Liabilities:
Current liabilities:
Accounts payable		US$	4,094.5	Rs. 183,841.7	Rs. 152,513.6
Acceptances			1,637.1	73,512.1	46,991.3
Short-term borrowings and current portion of long-term debt	18		4,872.0	218,754.3	319,628.6
Other financial liabilities	19		242.3	10,878.9	12,739.5
Provisions	20		534.7	24,006.8	35,821.6
Other current liabilities	21		816.1	36,642.3	11,951.9
Current income tax liabilities			46.1	2,068.3	3,328.0

Total current liabilities			12,242.8	549,704.4	582,974.5

Long-term debt	22		4,552.3	204,397.4	116,185.9
Other financial liabilities	23		183.3	8,230.5	8,127.2
Current income tax liabilities			17.3	777.0	509.6
Deferred income taxes	16		303.7	13,634.5	7,822.9
Provisions	20		496.1	22,273.6	20,722.8
Other liabilities	24		176.8	7,940.5	7,560.7

Total non-current liabilities			5,729.5	257,253.5	160,929.1

Total liabilities			17,972.3	806,957.9	743,903.6

Equity:
Ordinary shares	25		112.8	5,064.2	4,498.7
‘A’ Ordinary shares	25		14.3	641.8	641.8
Additional paid-in capital			2,572.3	115,496.7	78,169.6
Reserves/(accumulated deficit)			94.1	4,223.8	(28,003.7)
Other components of equity	26		(562.3)	(25,248.8)	(20,761.1)

Equity attributable to shareholders of Tata Motors Limited			2,231.2	100,177.7	34,545.3
Non-controlling interests			45.5	2,045.1	4,180.5

Total equity			2,276.7	102,222.8	38,725.8

Total liabilities and equity		US$	20,249.0	Rs. 909,180.7	Rs. 782,629.4

See accompanying notes to consolidated financial statements

Tata Motors Limited and subsidiaries

Consolidated Statements of Operations

	Year ended March 31,
	Notes	2010		2010	2009	2008
	(In millions, except per share amounts)
Revenues		US$	20,144.0	Rs. 904,465.9	Rs.702,636.0	Rs. 352,688.2
Finance revenues			485.5	21,796.9	20,170.3	17,566.6

Total revenues			20,629.5	926,262.8	722,806.3	370,254.8

Change in inventories of finished goods and work-in- progress			(208.1)	(9,343.9)	15,793.3	(202.2)
Purchase of products for sale			2,156.9	96,839.1	71,260.2	24,056.8
Raw materials and consumables			11,830.9	531,209.4	401,679.9	223,388.8
Employee cost	28		1,958.7	87,944.9	75,199.7	28,763.6
Depreciation and amortization			816.0	36,636.6	28,039.8	8,275.5
Other expenses	29		4,026.9	180,807.7	175,613.6	57,920.9
Expenditure capitalised			(1,025.5)	(46,046.7)	(45,310.9)	(9,799.6)
Gain on sale of controlling equity interest in subsidiary	30		(613.9)	(27,565.5)	(1,404.7)	(148.0)
Other (income) / loss (net)	31		9.3	418.6	(14,294.8)	(7,530.0)
Excess of fair value of net assets acquired over cost of acquisition	35(a)		—	—	(6,569.6)	—
Foreign exchange (gain)/loss (net)			(357.4)	(16,045.3)	48,142.8	(1,902.4)
Interest income			(57.2)	(2,570.1)	(3,097.2)	(1,653.1)
Interest expense (net)	32		899.7	40,396.0	34,222.3	16,463.5
Share of (profit)/loss of equity accounted investees	15		27.4	1,229.3	3,464.0	(52.1)

Net income/ (loss) before tax		US$	1,165.8	Rs. 52,352.7	Rs. (59,932.1)	Rs. 32,673.1

Income tax expense	16		(329.0)	(14,771.6)	(841.8)	(9,470.1)

Net income/ (loss)		US$	836.8	Rs. 37,581.1	Rs. (60,773.9)	Rs. 23,203.0
Attributable to:
Shareholders of Tata Motors Limited			846.8	38,028.7	(60,142.3)	21,976.6
Non-controlling interests			(10.0)	(447.6)	(631.6)	1,226.4

Earnings/(loss) per share:	43
Ordinary shares:
Basic		US$	1.6	Rs. 72.0	Rs. (136.5)	Rs. 57.0
Diluted		US$	1.6	Rs. 71.9	Rs. (136.5)	Rs. 50.3
‘A’ Ordinary shares:
Basic		US$	1.6	Rs. 72.5	Rs. (136.5)	—
Diluted		US$	1.6	Rs. 72.4	Rs. (136.5)	—

See accompanying notes to consolidated financial statements

Consolidated Statements of Comprehensive Income / Loss

	Year ended March 31,
	2010		2010		2009		2008
	(In millions)
Net income/(loss)	US$	836.8	Rs.	37,581.1	Rs.	(60,773.9)	Rs.	23,203.0
Other comprehensive income
Currency translation differences		(125.4)		(5,629.9)		(20,983.7)		(1,086.3)
Gain/(loss) on cash flow hedges		19.5		875.1		(875.1)		—
Actuarial gains and (losses) (net)		(48.2)		(2,165.2)		(15,746.5)		(458.6)
Available-for-sale investments		4.4		198.5		(20,102.1)		7,358.8
Share of other comprehensive income of equity accounted investees		(0.4)		(17.6)		1.4		7.0

Other comprehensive income for the year, net of tax		(150.1)		(6,739.1)		(57,706.0)		5,820.9

Total comprehensive income/(loss) for the year	US$	686.7	Rs.	30,842.0	Rs.	(118,479.9)	Rs.	29,023.9

Attributable to:
Shareholders of Tata Motors Limited		698.8		31,385.4		(117,849.4)		27,813.2
Non-controlling interests		(12.1)		(543.4)		(630.5)		1,210.7

See accompanying notes to consolidated financial statements

Tata Motors Limited and subsidiaries

Consolidated Statements of Cash Flows

	Year ended March 31,
	2010		2010		2009		2008
	( In millions)
Cash flows from operating activities:
Net income/(loss)	US$	836.8	Rs.	37,581.1	Rs.	(60,773.9)	Rs.	23,203.0
Adjustments for:
Depreciation and amortization		816.0		36,636.6		28,039.8		8,275.5
Inventory write-down		137.4		6,169.4		4,923.2		438.4
Allowances for finance receivables		109.7		4,922.6		7,153.2		4,343.4
Allowances for trade and other receivables		35.2		1,587.0		1,371.9		1,610.1
Share of (profit)/ loss of equity accounted investees		27.4		1,229.3		3,464.0		(52.1)
Loss/(gain )on sale of assets / assets written off		31.3		1,404.0		60.6		(173.1)
Write off of goodwill		0.2		10.9		17.0		—
Gain on sale of controlling stake/ equity interest in subsidiary/equity accounted investees		(613.9)		(27,565.5)		(1,377.8)		(1,391.7)
Loss/ (gain) on shares issued by subsidiary		—		—		3.1		(45.0)
Gain on sale of investments		(156.4)		(7,023.1)		(6,058.0)		(175.0)
(Gain)/loss on conversion option		248.9		11,173.5		(2,806.5)		(3,155.5)
Profit on buy back of convertible alternative reference securities/ foreign currency convertible notes		—		—		(493.9)		—
Excess of fair value of net assets acquired over cost of acquisition		—		—		(6,569.6)		—
Foreign exchange (gain) / loss		(283.2)		(12,717.3)		34,765.6		(1,225.4)
Income tax expense		329.0		14,771.6		841.8		9,470.1
Interest expense (net)		899.7		40,396.0		34,222.3		16,463.5
Interest income		(57.2)		(2,570.1)		(3,097.2)		(1,653.1)
Dividend income		(7.8)		(351.4)		(741.9)		(797.0)
Non-cash dividend income on mutual funds		(0.3)		(12.3)		(41.7)		(421.0)

Cash flows from operating activities before changes in following assets and liabilities		2,352.8		105,642.3		32,902.0		54,715.1
Trade receivable		(568.6)		(25,531.8)		19,486.8		(13,632.4)
Finance receivable		152.2		6,833.1		(1,720.7)		(33,709.9)
Other financial assets		(30.6)		(1,376.0)		(2,103.9)		1,822.4
Other current assets		(191.4)		(8,595.4)		(2,596.2)		(2,186.0)
Inventories		(427.0)		(19,173.3)		15,048.8		(1,405.1)
Other non-current assets		(50.5)		(2,265.4)		8,953.4		(400.1)
Accounts payable		959.6		43,082.9		11,644.0		4,644.1
Acceptances		580.7		26,073.3		5,703.0		17,118.9
Other current liabilities		608.3		27,314.4		(45,614.9)		1,128.2
Other financial liabilities		(48.9)		(2,194.1)		6,463.2		1,281.5
Other non-current liabilities		(23.6)		(1,058.6)		6,902.4		(1,799.3)
Provisions		(179.6)		(8,062.4)		(24,205.2)		2,389.8

Cash generated from operations		3,133.4		140,689.0		30,862.7		29,967.2
Income tax paid		(274.5)		(12,324.0)		(5,668.4)		(6,852.5)

Net cash provided by operating activities		2,858.9		128,365.0		25,194.3		23,114.7

Cash flows from investing activities:
Deposits with banks		(92.4)		(4,150.3)		(168.1)		—
Realization of deposits with banks		0.5		21.5		—		158.3
Loans given to equity accounted investees and others		(2.1)		(93.8)		(3,177.6)		(533.6)
Realization/ (deposit) of foreign currency deposits with banks		—		—		11,338.0		(11,224.0)
Purchases of available-for-sale investments		(220.4)		(9,895.5)		(22.3)		(12,032.9)
Purchases of other investments		—		—		—		(372.7)
Proceeds from sale of available-for-sale investments		224.0		10,056.5		16,125.3		1,050.0
Proceeds from sale of investments classified as loans and receivables		1.2		55.9		7.1		13.7

Tata Motors Limited and subsidiaries

Consolidated Statements of Cash Flows

	Year ended March 31,
	2010		2010		2009		2008
	( In millions)
Proceeds from sale of controlling / equity ownership interest in subsidiary, net of cash	US$	248.2	Rs.	11,144.8	Rs.	1,379.3	Rs.	1,993.9
Proceeds from sale of investments in equity accounted investees		—		—		16.8		183.9
Proceeds from sale of other investments		—		—		820.7		350.0
Deposits of margin money and other restricted deposits		(321.1)		(14,417.9)		(15,564.4)		(13,750.1)
Realization of margin money and other restricted deposits		254.4		11,421.6		12,371.3		1,831.3
Investments in equity accounted investees		(29.5)		(1,324.3)		(3,027.4)		(7,259.2)
Dividends received from equity accounted investees		2.1		94.7		296.3		337.8
Interest received		57.6		2,585.0		3,984.7		1,479.0
Dividend received		7.8		351.4		741.9		797.0
Payments for property, plant and equipment		(840.0)		(37,714.0)		(47,608.3)		(40,558.7)
Proceeds from sale of property, plant and equipment		6.9		311.0		832.4		471.8
Payments for intangible assets		(980.3)		(44,013.3)		(42,081.5)		(10,208.2)
Proceeds from sale of intangible assets		0.3		11.9		—		—
Part payment of purchase consideration for acquisition of subsidiaries		(9.5)		(426.0)		—		—
Payments for acquisitions, net of cash acquired		—		—		(98,643.7)		(89.7)

Net cash used in investing activities		(1,692.3)		(75,980.8)		(162,379.5)		(87,362.4)

Cash flows from financing activities:

Proceeds from issuance of shares		399.6		17,942.4		41,393.2		—
Shares issuance costs		(15.8)		(711.2)		(296.7)		—
Proceeds from issue of shares by a subsidiary to non-controlling interests shareholders		12.1		542.3		3.4		645.0
Purchase of additional equity interest in a subsidiary		(3.1)		(137.1)		—		—
Dividends paid (including dividend tax)		(81.0)		(3,637.7)		(6,766.3)		(6,763.2)
Dividends paid to non-controlling interests shareholders of subsidiaries		(0.3)		(14.1)		(725.3)		(253.0)
Interest paid		(776.0)		(34,842.2)		(32,046.5)		(16,232.2)
Proceeds from issuance of short-term debt		3,873.1		173,904.3		183,310.3		23,808.8
Repayment of short-term debt		(3,979.9)		(178,696.1)		(78,642.2)		(25,925.7)
Net change in other short-term debt (with maturity up to three months)		(907.2)		(40,734.9)		41,297.2		22,603.3
Proceeds from issuance of long-term debt		4,100.3		184,103.6		71,343.3		111,383.6
Repayments of long-term debt		(2,623.2)		(117,782.8)		(61,584.0)		(41,054.2)
Debt issuance cost		(131.4)		(5,902.4)		(1,849.7)		(223.3)

Net cash provided by / (used in) financing activities		(132.8)		(5,965.9)		155,436.7		67,989.1

Net change in cash and cash equivalents		1,033.8		46,418.3		18,251.5		3,741.4
Effect of foreign exchange on cash and cash equivalents		(128.8)		(5,782.6)		(6,840.1)		19.8
Cash and cash equivalents, beginning of the year		508.4		22,827.2		11,415.8		7,654.6

Cash and cash equivalents, end of the year	US$	1,413.4	Rs.	63,462.9	Rs.	22,827.2	Rs.	11,415.8

Non-cash transactions:
Liability towards property, plant and equipment and intangible assets purchased on credit / deferred credit	US$	344.4	Rs.	15,464.4	Rs.	9,468.0	Rs.	4,434.6

1% foreign currency convertible notes (USD) due 2011, Zero coupon foreign currency convertible notes (JPY) due 2011 converted into 18,816,152 and 7,827,114 ordinary shares respectively during the year ended March 31, 2010, Zero coupon foreign currency convertible notes due 2009 converted into 153,025 and 130,069 ordinary shares during the year ended March 31, 2009 and March 31, 2008 respectively	US$	473.5	Rs.	21,258.1		Rs. 100.0		Rs. 78.4

See accompanying notes to consolidated financial statements

Tata Motors Limited and subsidiaries

Consolidated statements of changes in equity

For each of the years ended March 31, 2008, 2009 and 2010

	Share capital		Additional paid-in capital		Other components of equity				Reserves*												Equity attributable to shareholders of Tata Motors Limited		Non- controlling interests		Total equity
					Currency translation reserve		Available- for -sale investments		Capital redemption reserve		Debenture redemption reserve		Reserve for research and human resource development		Special reserve		Earned Surplus reserve		Retained earnings
	(In millions)
Balance as of April 1, 2007	Rs.	3,854.1	Rs.	38,181.0	Rs.	1,618.4	Rs.	13,297.9	Rs.	52.8	Rs.	3,343.6	Rs.	633.2	Rs.	665.6	Rs.	—	Rs.	35,229.6	Rs.	96,876.2	Rs.	4,374.8	Rs.	101,251.0
Income/(loss) for the year																				21,976.6		21,976.6		1,226.4		23,203.0
Other comprehensive income/(loss) for the year						(1,069.7)		7,351.1												(444.8)		5,836.6		(15.7)		5,820.9
Shares issued upon conversion of Foreign Currency Convertible Notes (Net of issue expenses of Rs.0.1 million)		1.3		77.1																		78.4				78.4
Shares issued to non-controlling interests																								645.0		645.0
Dividend paid (including dividend tax)																				(6,763.2)		(6,763.2)		(253.0)		(7,016.2)
Transfer to earned surplus reserve																		13.9		(13.9)		—				—
Transfer to special reserve																122.0				(122.0)		—				—
Transfer to reserve for research and human resource development														315.1						(315.1)		—				—
Sale of controlling equity interest in a subsidiary										(30.0)										(10.1)		(40.1)		459.9		419.8
Others																								(85.4)		(85.4)

Balance as of March 31, 2008	Rs.	3,855.4	Rs.	38,258.1	Rs.	548.7	Rs.	20,649.0	Rs.	22.8	Rs.	3,343.6	Rs.	948.3	Rs.	787.6	Rs.	13.9	Rs.	49,537.1	Rs.	117,964.5	Rs.	6,352.0	Rs.	124,316.5

							Rs.	21,197.7											Rs.	54,653.3

See accompanying notes to consolidated financial statements

					Other components of equity					Reserves / (accumulated deficit)*
	Share capital		Additional paid-in capital		Currency translation reserve		Available- for -sale investments	Hedging Reserve		Capital redemption reserve		Debenture redemption reserve		Reserve for research and human resource development		Special reserve		Earned surplus reserve		Retained earnings		Equity attributable to shareholders of Tata Motors Limited		Non- controlling interests		Total equity
Balance as of April 1, 2008	Rs.	3,855.4	Rs.	38,258.1	Rs.	548.7	Rs. 20,649.0	Rs.	—	Rs.	22.8	Rs.	3,343.6	Rs.	948.3	Rs.	787.6	Rs.	13.9	Rs.	49,537.1	Rs.	117,964.5	Rs.	6,352.0	Rs.	124,316.5
Income/(loss) for the year																					(60,142.3)		(60,142.3)		(631.6)		(60,773.9)
Other comprehensive income/(loss) for the year						(20,981.3)	(20,102.4)		(875.1)												(15,748.3)		(57,707.1)		1.1		(57,706.0)
Shares issued upon conversion of Foreign Currency Convertible Notes (net of issue expenses of Rs. 0.1 million)		1.5		98.5																			100.0				100.0
Issue of shares (net of issue expenses of Rs. 296.7 million)		1,283.6		39,813.0																			41,096.5				41,096.5
Shares issued to non-controlling interests																									3.4		3.4
Non-controlling interests on acquisition																									442.0		442.0
Dividend paid (including dividend tax)																					(6,766.3)		(6,766.3)		(725.3)		(7,491.6)
Transfer to earned surplus reserve																			57.5		(57.5)		—				—
Transfer to special reserve																	357.1				(357.1)		—				—
Transfer to debenture redemption reserve													2,678.0								(2,678.0)		—				—
Sale of controlling equity interest in a subsidiary																									(1,285.4)		(1,285.4)
Others																									24.3		24.3

Balance as of March 31, 2009	Rs.	5,140.5	Rs.	78,169.6	Rs.	(20,432.6)	Rs. 546.6	Rs.	(875.1)	Rs.	22.8	Rs.	6,021.6	Rs.	948.3	Rs.	1,144.7	Rs.	71.4	Rs.	(36,212.4)	Rs.	34,545.3	Rs.	4,180.5	Rs.	38,725.8

								Rs.	(20,761.1)											Rs.	(28,003.7)

See accompanying notes to consolidated financial statements

					Other components of equity						Reserves / (accumulated deficit)*
	Share capital		Additional paid-in capital		Currency translation reserve		Available- for -sale investments		Hedging Reserve		Capital redemption reserve		Debenture redemption reserve		Reserve for research and human resource development		Special reserve		Earned surplus reserve		Retained earnings		Equity attributable to shareholders of Tata Motors Limited		Non- controlling interests		Total equity
	(In millions)
Balance as of April 1, 2009	Rs.	5,140.5	Rs.	78,169.6	Rs.	(20,432.6)	Rs.	546.6	Rs.	(875.1)	Rs.	22.8	Rs.	6,021.6	Rs.	948.3	Rs.	1,144.7	Rs.	71.4	Rs.	(36,212.4)	Rs.	34,545.3	Rs.	4,180.5	Rs. 38,725.8
Income/(loss) for the year																						38,028.7		38,028.7		(447.6)	37,581.1
Other comprehensive income /(loss) for the year						(5,549.7)		186.9		875.1												(2,155.6)		(6,643.3)		(95.8)	(6,739.1)
Shares issued upon conversion of Foreign Currency Convertible Notes (net of issue expenses of Rs. 17.4 million)		266.4		20,974.3																				21,240.7			21,240.7
Issue of shares (net of issue expenses of Rs. 711.2 million)		299.1		16,932.1																				17,231.2			17,231.2
Shares issued to non-controlling interests																										542.3	542.3
Dividend paid (including dividend tax)																						(3,645.7)		(3,645.7)		(14.1)	(3,659.8)
Transfer to earned surplus reserve																				29.7		(29.7)		—			—
Transfer to special reserve																		97.3				(97.3)		—			—
Transfer from special reserve																		(550.5)				550.5		—			—
Transfer to debenture redemption reserve														5,000.0								(5,000.0)		—			—
Sale of controlling equity interest in a subsidiary																										(2,575.6)	(2,575.6)
Changes in ownership interests in subsidiaries that do not result in a loss of control				(579.3)																				(579.3)		455.4	(123.9)

Balance as of March 31, 2010	Rs.	5,706.0	Rs.	115,496.7	Rs.	(25,982.3)	Rs.	733.5	Rs.	—	Rs.	22.8	Rs.	11,021.6	Rs.	948.3	Rs.	691.5	Rs.	101.1	Rs.	(8,561.5)	Rs.	100,177.7	Rs.	2,045.1	Rs. 102,222.8

									Rs.	(25,248.8)											Rs.	4,223.8

	US$	127.1	US$	2,572.3	US$	(578.6)	US$	16.3	US$	—	US$	0.5	US$	245.5	US$	21.1	US$	15.4	US$	2.3	US$	(190.7)	US$	2,231.2	US$	45.5	US$ 2,276.7

									US$	(562.3)											US$	94.1

*	Refer note 27

See accompanying notes to consolidated financial statements

Tata Motors Limited and subsidiaries

Notes to Consolidated Financial Statements

1.	Background and operations

Tata Motors Limited and its subsidiaries, collectively referred to as (“the Company” or “Tata Motors”), designs, manufactures and sells a wide range of automotive vehicles. The Company provides financing for the vehicles sold by dealers of the Company in certain markets. The Company also manufactures engines for industrial and marine applications, as well as construction equipments, including hydraulic excavators, cranes and wheel loaders, aggregates such as axles and transmissions for commercial vehicles and factory automation equipment, and provides information technology services (also refer note 30 regarding sale of controlling equity interest in Telco Construction Equipment Company Limited (Telcon) – a subsidiary engaged in manufacture and sale of construction equipments).

Tata Motors Limited is a public limited company incorporated and domiciled in India and has its registered office at Mumbai, Maharashtra, India.

The consolidated financial statements were approved by the Board of Directors and authorised for issue on September 29, 2010.

On June 2, 2008, the Company acquired Jaguar Land Rover businesses (referred to as “JLR”) which included three manufacturing facilities and two advanced engineering centers in the UK, and a worldwide sales network (refer note 35(a)).

The financial statements as of and for the year ended March 31, 2009, include the operations of acquired businesses of Jaguar Land Rover , Serviplem S.A and Comoplesa Lebrero S.A. from the respective date of acquisition and hence are not comparable with the year ended March 31, 2010 and March 31, 2008 (refer note 35).

As on March 31, 2010, Tata Sons Limited (or Tata Sons), together with its subsidiaries, owns 28.0% of the ordinary shares and 50.97% of ‘A’ ordinary shares of Tata Motors Limited, and has the ability to significantly influence the Company’s operations (refer note 25 for voting rights relating to ordinary shares and ‘A’ ordinary shares).

2.	Significant accounting policies

a.      Statement of compliance

These consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (referred to as “IFRS”) as issued by the International Accounting Standards Board (referred to as “IASB”).

b.      Basis of preparation

The consolidated financial statements have been prepared on historical cost basis except for certain financial instruments measured at fair value.

c.      Basis of consolidation

Subsidiaries

The consolidated financial statements include Tata Motors Limited and its subsidiaries. Subsidiaries are entities controlled by the Company. Control exists when the Company has the power to govern the financial and operating policies of an entity so as to obtain benefits from its activities. In assessing control, potential voting rights that currently are exercisable are taken into account. The results of subsidiaries acquired or disposed of during the year are included in the consolidated financial statements from the effective date of acquisition and up to the effective date of disposal, as appropriate.

Under the Jaguar Land Rover acquisition process in the financial year ended March 31, 2009, certain distribution divisions / National Sales Companies were carved out of Ford entities and were to be transferred by Ford Motor Company upon completion of formalities and receipt of local regulatory approvals. As per the sale and purchase agreement, the Company is entitled to receive and was liable for post acquisition profits and losses and therefore, the results of operations and financial position of such divisions / companies are incorporated in the consolidated financial statements. These distribution divisions / National Sales Companies have been transferred in the current fiscal 2010.

Tata Motors Limited and subsidiaries

Notes to Consolidated Financial Statements—(Continued)

Inter-company transactions and balances including unrealized profits are eliminated in full on consolidation.

Non-controlling interests in the net assets (excluding goodwill) of consolidated subsidiaries are identified separately from the Company’s equity. The interest of non-controlling shareholders may be initially measured either at fair value or at the non-controlling interests’ proportionate share of the fair value of the acquiree’s identifiable net assets. The choice of measurement basis is made on an acquisition –by- acquisition basis (refer note 2(v)). Subsequent to acquisition, the carrying amount of non-controlling interests is the amount of those interests at initial recognition plus the non-controlling interests’ share of subsequent changes in equity. Total comprehensive income is attributed to non-controlling interests even if it results in the non-controlling interest having a deficit balance (refer note 2(v)).

Changes in the Company’s interests in subsidiaries that do not result in a loss of control are accounted for as equity transactions. The carrying amount of the Company’s interests and the non-controlling interests are adjusted to reflect the changes in their relative interests in the subsidiaries. Any difference between the amount by which the non-controlling interests are adjusted and the fair value of the consideration paid or received is recognized directly in equity and attributed to owners of the Company (refer note 2(v)).

When the Company loses control of a subsidiary, the profit or loss on disposal is calculated as the difference between (i) the aggregate of the fair value of consideration received and the fair value of any retained interest and (ii) the previous carrying amount of the assets (including goodwill), and liabilities of the subsidiary and any non-controlling interests. Amounts previously recognized in other comprehensive income in relation to the subsidiary are accounted for (i.e. reclassified to profit or loss or transferred directly to retained earnings) in the same manner as would be required if the relevant assets or liabilities were disposed of. The fair value of any investment retained in the former subsidiary at the date when control is lost is regarded as the fair value on initial recognition for subsequent accounting under IAS 39 Financial Instruments: Recognition and Measurement or, when applicable, the cost on initial recognition of an investment in an associate or jointly controlled entity (refer note 2(v)).

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

Equity accounted investees are accounted for using the equity method and are recognized initially at cost. The Company’s investment includes goodwill identified on acquisition, net of any accumulated impairment losses. The consolidated financial statements include the Company’s share of the income and expenses and equity movements of equity accounted investees, from the date that significant influence or joint control commences until the date that significant influence or joint control ceases. When the Company’s share of losses exceeds its interest in an equity accounted investee, the carrying amount of that interest (including any long-term investments) is reduced to nil and the recognition of further losses is discontinued except to the extent that the Company has an obligation or has made payments on behalf of the investee.

When the Company transacts with an associate or jointly controlled entity of the Company, unrealized profits and losses are eliminated to the extent of the Company’s interest in its associate or jointly controlled entity.

d.      Business combination

Acquisitions of subsidiaries and businesses are accounted for using the acquisition method. Acquisition related costs are recognized in profit or loss as incurred (refer note 2(v)). The acquiree’s identifiable assets, liabilities and contingent liabilities that meet the conditions for recognition are recognized at their fair value at the acquisition date, except certain assets and liabilities required to be measured as per the applicable standard.

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

Tata Motors Limited and subsidiaries

Notes to Consolidated Financial Statements—(Continued)

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

Estimates and underlying assumptions are reviewed at each balance sheet date. Revisions to accounting estimates are recognised in the period in which the estimate is revised and future periods affected.

In particular, information about significant areas of estimation uncertainty and critical judgments in applying accounting policies that have the most significant effect on the amounts recognized in the financial statements are included in the following notes:

i)	Note 11(3) – Property, plant and equipment

ii)	Note 13 – Impairment of goodwill

iii)	Note 14(1) – Impairment of indefinite life intangible assets

iv)	Note 16 – Recoverability/recognition of deferred tax assets

v)	Note 20 – Provision for product warranty

vi)	Note 34 – Assets and obligations relating to employee benefits

vii)	Note 38(a) and (d)(iv) – Determination of fair value of conversion option

f.      Revenue recognition

Revenue is measured at fair value of consideration received or receivable.

i. Sale of products

The Company recognizes revenues on the sale of products, net of discounts, sales incentives, customer bonuses and rebates granted, when products are delivered to dealers or when delivered to a carrier for export sales, which is when title and risks and rewards of ownership pass to the customer. Sale of products includes export and other recurring and non-recurring incentives from Governments (referred to as “incentives”). Sale of products is presented net of excise duty where applicable and other indirect taxes.

Revenues are recognized when collectability of the resulting receivable is reasonably assured.

Revenues include incentives of Rs. 5,725.7 million, Rs. 4,155.6 million and Rs. 3,040.4 million for the year ended March 31, 2010, March 31, 2009 and March 31, 2008, respectively.

ii. Finance revenues

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

Tata Motors Limited and subsidiaries

Notes to Consolidated Financial Statements—(Continued)

i) Product warranty expenses

The estimated liability for product warranties is recorded when products are sold. These estimates are established using historical information on the nature, frequency and average cost of warranty claims and management estimates regarding possible future incidences based on actions on product failures. The timing of outflows will vary as and when warranty claim will arise, being typically up to four years.

ii) Residual risk

In certain markets, the Company is responsible for the residual risk arising on vehicles sold by dealers under leasing arrangements. The provision is based on the latest available market expectations of future residual value trends. The timing of the outflows will be at the end of the lease arrangements – being typically up to three years.

i.      Foreign currency

These consolidated financial statements are presented in Indian Rupees, which is the functional currency of Tata Motors Limited.

Transactions in foreign currencies are recorded at the exchange rate prevailing on the date of transaction. Foreign currency denominated monetary assets and liabilities are remeasured into the functional currency at the exchange rate prevailing on the balance sheet date. Exchange differences are recognized in the statement of operations except to the extent, exchange differences, which are regarded as an adjustment to interest costs on foreign currency borrowings, are capitalized as part of borrowing costs.

For the purpose of consolidation, the assets and liabilities of the Company’s foreign operations, are translated to Indian Rupee at the exchange rate prevailing on the balance sheet date, and the income and expenses at the average rate of exchange for the period. Exchange differences arising are recognized as currency translation reserve under equity.

j.      Income taxes

Income tax expense comprises current and deferred taxes. Income tax expense is recognized in the statement of operations except, when they relate to items that are recognized outside profit or loss (whether in other comprehensive income or directly in equity), in which case tax is also recognized outside profit or loss, or where they arise from the initial accounting for business combination. In the case of a business combination the tax effect is included in the accounting for the business combination.

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

Deferred tax assets and liabilities are offset when there is a legally enforceable right to set off current tax assets against current tax liabilities and when they relate to income taxes levied by the same taxation authority and the Company intends to settle its current tax assets and liabilities on a net basis.

k.      Earnings per share

Basic earnings per share has been computed by dividing net income by the weighted average number of shares outstanding during the year. Partly paid up shares are included as fully paid equivalents according to the fraction paid up. Diluted earnings per share has been computed using the weighted average number of shares and dilutive potential shares, except where the result would be antidilutive.

Tata Motors Limited and subsidiaries

Notes to Consolidated Financial Statements—(Continued)

l.      Inventories

Inventories (other than those recognized consequent to the sale of vehicles subject to repurchase arrangements) are valued at the lower of cost and net realizable value. Cost of raw materials and consumables are ascertained on a first in first out basis. Cost, including fixed and variable production overheads, are allocated to work-in-progress and finished goods determined on a full absorption cost basis. Net realizable value is the estimated selling price in the ordinary course of business less estimated cost of completion and selling expenses.

Inventories include vehicles sold subject to repurchase arrangements. These vehicles are carried at cost to the Company and are amortized in changes in stocks and work in progress to their residual values (i.e. estimated second hand sale value) over the term of the arrangement.

m.      Property, plant and equipment

Property, plant and equipment are stated at cost of acquisition or construction less accumulated depreciation less accumulated impairment, if any.

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

Assets held under finance leases are depreciated over their expected useful lives on the same basis as owned assets or, where shorter, the term of the relevant lease.

Depreciation is not recorded on capital work-in-progress until construction and installation are complete and the asset is ready for its intended use. Capital-work-in-progress includes capital advances.

n.      Intangible assets

Intangible assets purchased including acquired in business combination, are measured at cost or fair value as of the date of acquisition where applicable less accumulated amortization and accumulated impairment, if any. Intangible assets with indefinite lives are reviewed annually to determine whether indefinite-life assessment continues to be supportable. If not, the change in the useful-life assessment from indefinite to finite is made on a prospective basis.

Amortization is provided on a straight-line basis over estimated useful lives of the intangible assets.

The amortization period for intangible assets with finite useful lives is reviewed at least at each year-end. Changes in expected useful lives are treated as changes in accounting estimates.

Capital work-in-progress includes capital advances.

Tata Motors Limited and subsidiaries

Notes to Consolidated Financial Statements—(Continued)

Customer related intangibles consist of order backlog and dealer network.

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

Capitalized development expenditure is measured at cost less accumulated amortization and accumulated impairment, if any.

o.      Leases

At the inception of a lease, the lease arrangement is classified as either a finance lease or an operating lease, based on the substance of the lease arrangement.

Assets taken on finance lease

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

Assets taken on operating lease

Leases other than finance leases, are operating leases, and the leased assets are not recognized on the Company’s balance sheet. Payments made under operating leases are recognized in the statement of operations on a straight-line basis over the term of the lease.

p.      Impairment

i)           Goodwill

Cash generating unit to which goodwill is allocated are tested for impairment annually at each balance sheet date, or more frequently when there is an indication that the unit may be impaired. If the recoverable amount of the cash generating unit is less than the carrying amount of the unit, the impairment loss is allocated first to reduce the carrying amount of any goodwill allocated to that unit and then to the other assets of the unit pro rata on the basis of carrying amount of each asset in the unit. Goodwill impairment loss recognized is not reversed in subsequent period.

Tata Motors Limited and subsidiaries

Notes to Consolidated Financial Statements—(Continued)

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

Intangible assets with indefinite useful lives and intangible assets not yet available for use are tested for impairment annually at each balance sheet date, or earlier, if there is an indication that the asset may be impaired.

Recoverable amount is the higher of fair value less costs to sell and value in use. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset for which the estimates of future cash flows have not been adjusted.

If the recoverable amount of an asset (or cash-generating unit) is estimated to be less than its carrying amount, the carrying amount of the asset (or cash-generating unit) is reduced to its recoverable amount. An impairment loss is recognized immediately in the statement of operations.

As of March 31, 2010 and 2009, none of the Company’s property, plant and equipment and intangible assets were considered impaired.

q.      Employee benefits

i)	Pension plans

The Jaguar Land Rover subsidiaries operate several defined benefit pension plans, which are contracted out of the second state pension scheme. The assets of the plan are held in separate trustee administered funds. The plans provide for monthly pension after retirement as per salary drawn and service period as set out in rules of each fund.

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

Tata Motors Limited and subsidiaries

Notes to Consolidated Financial Statements—(Continued)

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

Bhavishya Kalyan Yojana is an unfunded defined benefit plan for employees of Tata Motors and some of its subsidiaries. The benefits of the plan include pension in certain cases, payable upto the date of normal superannuation had the employee been in service, to an eligible employee at the time of death or permanent disablement, while in service, either as a result of an injury or as certified by the appropriate authority. The monthly payment to dependents of the deceased/disabled employee under the plan equals 50% of the salary drawn at the time of death or accident or a specified amount, whichever is higher. Tata Motors and these subsidiaries account for the liability for BKY benefits payable in the future based on an actuarial valuation.

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

Tata Daewoo Commercial Vehicle Company Limited (TDCV), a subsidiary company incorporated in Korea has an obligation towards severance indemnity, a defined benefit retirement plan, covering eligible employees. The plan provides for a lump sum payment to all employees with more than one year of employment equivalent to 30 days’ salary payable for each completed year of service.

vii)	Post-retirement medicare scheme

Under this unfunded scheme, employees of Tata Motors Limited and some of its subsidiaries receive medical benefits subject to certain limits of amount, periods after retirement and types of benefits, depending on their grade and location at the time of retirement. Employees separated from the Company as part of an Early Separation Scheme, on medical grounds or due to permanent disablement are also covered under the scheme. Tata Motors and such subsidiaries account for the liability for post-retirement medical scheme based on an actuarial valuation.

Actuarial gains and losses

Actuarial gains and losses relating to retirement benefit plans are recognized directly in other comprehensive income in the period in which they arise. Actuarial gains and losses relating to long-term employee benefits are recognized in the statement of operations in the period in which they arise.

Measurement date

The measurement date of retirement plans is March 31.

Tata Motors Limited and subsidiaries

Notes to Consolidated Financial Statements—(Continued)

r.      Dividends

Any dividend declared by Tata Motors Limited is based on the profits available for distribution as reported in the unconsolidated statutory financial statements of Tata Motors Limited prepared in accordance with Generally Accepted Accounting Principles in India (Indian GAAP). Further, Indian law mandates that dividend be declared out of distributable profits only after the transfer of a specified percentage of net income computed in accordance with current regulations to a general reserve. Accordingly, in certain years the net income reported in these financial statements may not be fully distributable. As of March 31, 2010 and March 31, 2009, the amounts available for distribution were Rs. 79,173.4 million and Rs. 60,213.0 million respectively.

s.      Segments

The Company primarily operates in the automotive segment. The automotive segment comprises of two reportable segments i.e. Tata and other brand vehicles, including financing thereof and Jaguar Land Rover. Other operating segments do not meet the quantitative thresholds for disclosure and have been aggregated.

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

Financial assets and financial liabilities at fair value through profit or loss: Derivatives, including embedded derivatives separated from the host contract, unless they are designated as hedging instruments, for which hedge accounting is applied, are classified into this category. These are measured at fair value with changes in fair value recognized in the statement of operations.

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

Available-for-sale financial assets: Available-for-sale financial assets are those non-derivative financial assets that are either designated as such upon initial recognition or are not classified in any of the other financial assets categories. Subsequently, these are measured at fair value and changes therein, other than impairment losses are recognized directly in other comprehensive income, net of applicable deferred income taxes.

Dividends from available- for-sale debt securities are recognized in the statement of operations when the right to receive payment has been established.

Equity instruments that do not have a quoted market price in an active market and whose fair value cannot be reliably measured, are measured at cost.

When the financial asset is derecognized, the cumulative gain or loss in equity is transferred to the statement of operations.

Tata Motors Limited and subsidiaries

Notes to Consolidated Financial Statements—(Continued)

Foreign currency convertible notes: Convertible notes issued in foreign currency are convertible at the option of the holder into Ordinary Shares, Global Depository Shares, American Depository Shares or Qualified Securities of the Company as per the terms of the issue. Conversion option which is not settled by exchanging a fixed amount of cash for a fixed number of shares is accounted for separately from the liability component as derivative and initially accounted for at fair value. The liability component is recognized initially at the difference between the fair value of the note and the fair value of the conversion option. Directly attributable costs are allocated to the liability component and the conversion option in proportion to their initial carrying amounts.

Subsequent to initial recognition, the liability component of the foreign currency convertible notes is measured at amortized cost using the effective interest method. The conversion option is subsequently measured at fair value at each reporting date or on the date of conversion, as applicable, with changes in fair value recognized in statement of operations.

The conversion option is presented together with the related liability.

Equity instruments: An equity instrument in any contract that evidences residual interests in the assets of the Company after deducting all of its liabilities. Equity instruments issued by the Company are recorded at the proceeds received, net of direct issue costs.

Other financial liabilities: These are measured at amortized cost using the effective interest method.

ii)	Determination of fair value:

The fair value of a financial instrument on initial recognition is normally the transaction price (fair value of the consideration given or received). Subsequent to initial recognition, the Company determines the fair value of financial instruments that are quoted in active markets using the quoted bid prices (financial assets held) or quoted ask prices (financial liabilities held) and using valuation techniques for other instruments. Valuation techniques include discounted cash flow method and other valuation models.

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

Loans and receivables:

Objective evidence of impairment includes default in payments with respect to amounts receivable from customers.

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

Tata Motors Limited and subsidiaries

Notes to Consolidated Financial Statements—(Continued)

Available-for-sale financial assets:

If the available-for-sale financial assets is impaired, the difference between the financial asset’s acquisition cost (net of any principal repayments and amortization) and the current fair value, less any previous impairment loss recognized in the statement of operations, is reclassified from equity to statement of operations. If, in a subsequent period, the fair value of a debt instrument classified as available-for-sale increases and the increase can be objectively related to an event occurring after the impairment loss was recognized, the impairment loss is reversed. The reversal is recognized in the statement of operations. Reversal of impairment loss on equity investments classified as available-for-sale, is not recognized in the statement of operations. Increase in their fair value after impairment, is recognized in other comprehensive income.

Impairment loss on equity investments carried at cost is not reversed.

u.      Hedge accounting:

The Company uses foreign currency forward contracts to hedge its risks associated with foreign currency fluctuations relating to highly probable forecast transactions. The Company designates these forward contracts in a cash flow hedging relationship by applying the hedge accounting principles.

These forward contracts are stated at fair value at each reporting date. Changes in the fair value of these forward contracts that are designated and effective as hedges of future cash flows are recognized in other comprehensive income ( net of tax), and the ineffective portion is recognized immediately in the statement of operations. Amounts accumulated in equity are reclassified to the statement of operations in the periods in which the forecasted transactions occurs.

Hedge accounting is discontinued when the hedging instrument expires or is sold, terminated, or exercised, or no longer qualifies for hedge accounting. For forecast transactions, any cumulative gain or loss on the hedging instrument recognized in equity is retained there until the forecast transaction occurs.

If the forecast transaction is no longer expected to occur, the net cumulative gain or loss recognized in equity is immediately transferred to the statement of operations for the period.

v.      New accounting pronouncements

The Company adopted/early adopted following standards/amendments to standards and interpretations:

IAS 27 Consolidated and Separate Financial Statements: Amendments to IAS 27 are applicable for annual periods beginning on or after July 1, 2009. However, the Company early adopted IAS 27 in its financial statements for the year ended March 31, 2010.

The revisions to IAS 27 principally affect the accounting for transactions or events that result in a change in the Group’s interests in its subsidiaries. The adoption of the revised Standard has affected the accounting of

•	the retained interest in a subsidiary subsequent to disposal of controlling interest;

•	the changes in the ownership interest in a subsidiary that do not result in the change in control; and

•	the non-controlling interests having a deficit balance.

The above changes have been applied from April 1, 2009 in accordance with the relevant transitional provisions.

When control of a subsidiary is lost as a result of a transaction, event or other circumstance, the revised Standard requires that the Company derecognize all assets, liabilities and non-controlling interests at their carrying amount. Any retained equity interest in the former subsidiary is recognized at its fair value at the date control is lost, with the resultant gain or loss recognized in profit or loss.

Effective April 1, 2009, the Company early adopted IAS 27 (amended in 2008) and recognised gain in the statement of operations of Rs. 13,279.6 million (net of deferred tax liability of Rs. 3,713.9 million) attributable to recognizing the interest retained in Telco Construction Equipment Company Limited (Telcon) at fair value upon sale of the Company’s controlling equity interest in Telcon.

Tata Motors Limited and subsidiaries

Notes to Consolidated Financial Statements—(Continued)

In prior years, in the absence of specific requirements in IFRSs, increase in interest in existing subsidiaries was treated in the same manner as the acquisition of subsidiaries (with certain exceptions), with goodwill being recognized, where appropriate. For decreases in interests in existing subsidiaries that did not result in a loss of control, the difference between the consideration received and the carrying amount of the share of net assets disposed of was recognized in profit or loss. Under the amended IAS 27, all such increases and decreases are dealt with in equity, with no impact on goodwill or profit or loss.

In respect of acquisition of additional equity interest in a subsidiary during the year ended March 31, 2010, the difference of Rs. 579.3 million between the fair value of the consideration paid and the amount by which the non-controlling interest was adjusted has been recognized in additional paid-in capital.

In prior years, share in total comprehensive income attributable to the non-controlling interests in excess of the non-controlling interest’s interest in the subsidiary’s equity were attributed against the interests of the Company except to the extent that the non-controlling interests has a binding obligation and is able to make an additional investment to cover the losses. Under the amended IAS 27, total comprehensive income is attributed to the non-controlling interests even if this results in the non-controlling interests having a deficit balance.

The Company would have absorbed loss of Rs. 458.1 million attributable to non-controlling interests as per the earlier accounting policy.

The impact of the changes described above on basic and diluted earnings per share is disclosed in note 43.

IFRS 3 Business Combinations (as revised in 2008): This standard replaced IFRS 3 issued in 2004. The revised standard is applicable to business combinations for which the acquisition date is on or after the first annual reporting period beginning on or after July 1, 2009. However, the Company early adopted IFRS 3 consequent to early adoption of IAS 27 in its financial statements for the year ended March 31, 2010. The early adoption does not have any impact on the financial statements for the year ended March 31, 2010. The main changes in the revised standard are:

•	Acquisition-related costs are recognized as expenses in the statement of operations in the period in which these are incurred.

•

In business combinations achieved in stages, any previously held equity interest in the acquiree is remeasured to its acquisition date fair value and the resulting gain or loss is recognized in the statement of operations.

•	Any changes in contingent consideration classified as a liability at the acquisition date is recognized in the statement of operations.

•	Non-controlling interests in the entity acquired may be measured either at fair value, or at the proportionate share of the acquiree’s net identifiable assets.

The Company also early adopted amendments to other IFRSs, made consequent to amendment of IAS 27 and revision of IFRS 3.

Improvements to IAS 39 Financial Instruments: Recognition and Measurement issued in April, 2009: An additional criteria for assessment of whether a call, put or prepayment option is closely related embedded derivative or not was issued by way of improvements to IAS 39 in April, 2009. The amendments are applicable for annual periods beginning on or after January 1, 2010. However, the Company early adopted the improvements in its financial statements for the year ended March 31, 2010.

As per the amendment, if the prepayment penalty reimburses the lender for the present value of the lost interest for the remaining term of the loan contract, the prepayment option is treated as closely related to the host contract.

IFRS 8 Operating Segments – effective for annual periods beginning on or after January 1, 2009. This standard replaced IAS 14 Segment Reporting. This standard specifies how an entity should disclose information about its segments, which enables users to evaluate the nature and financial effects of its business activities and the economic environments in which it operates. IFRS 8 does not have any impact on net income, earnings per share and identification of reportable segments. Comparative information has been restated in accordance with IFRS 8.

IAS 1 (revised) Presentation of Financial Statements – effective for annual periods beginning on or after January 1, 2009. The revised standard has introduced terminology changes (including revised titles for the financial statements) and changes in the format and content of the financial statements. The revision to IAS 1 does not have any impact on net income and earnings per share.

Tata Motors Limited and subsidiaries

Notes to Consolidated Financial Statements—(Continued)

IFRS 7 Financial Instruments – Disclosures (amendment) – effective for annual periods beginning on or after January 1, 2009. The amendment requires enhanced disclosures about fair value measurement and liquidity risk. In particular, the amendment requires disclosure of fair value measurements by level of a fair value measurement hierarchy. As per these amendments, comparative information need not be presented in the current year. As the amendments only results in additional disclosures, there is no impact on net income and earnings per share.

The following pronouncements, issued by the IASB, are not yet effective and have not yet been adopted by the Company. The Company is evaluating the impact of these pronouncements on the consolidated financial statements.

IFRS 9 Financial Instruments, was issued by IASB in November 2009 as part of its project for revision of the accounting guidance for financial instruments. The new standard provides guidance with respect to classification and measurement of financial assets. The standard will be effective for annual periods beginning on or after January 1, 2013. Early application is permitted.

IFRIC Interpretation 17 Distributions of Non-cash Assets to Owners, was issued by IASB in November 2008, which is applicable for annual periods beginning on or after July 1, 2009. Early application is permitted. This interpretation provides guidance on accounting for arrangements whereby an entity distributes non-cash assets to shareholders either as a distribution of reserves or as dividends. IFRS 5 has also been amended to require that assets are classified as held for distribution only when they are available for distribution in their present condition and the distribution is highly probable.

IFRIC Interpretation 19 Extinguishing Financial Liabilities with Equity Instruments: IFRIC 19 is applicable for annual periods beginning on or after July 1, 2010. This interpretation addresses accounting of equity instruments issued in order to extinguish all or part of a financial liability. The issue of equity instruments to extinguish an obligation constitutes consideration paid. The consideration is measured at the fair value of the equity instruments issued, unless that fair value is not readily determinable, in which case the equity instruments should be measured at the fair value of the obligation extinguished. Any difference between the fair value of the equity instruments issued and the carrying value of the liability extinguished is recognized in profit or loss.

In April, 2009 and May, 2010, IASB issued improvements to IFRS – a collection of amendments to certain International Financial Reporting Standards – as part of its program of annual improvements to its standards, which is intended to make necessary, but non-urgent, amendments to standards that will not be included as part of another major project. The amendments resulting from these improvements mainly have effective dates for annual periods beginning on or after January 1, 2010, although entities are permitted to adopt them earlier. The Company has early adopted improvements to IAS 39 Financial Instruments: Recognition and Measurement issued in April, 2009.

w.      Convenience translation

The consolidated financial statements have been expressed in Indian rupees (“Rs.”), Tata Motors Limited functional currency. For the convenience of the reader, the financial statements as at and for the year ended March 31, 2010 have been translated into U.S. dollars at US$ 1.00 = Rs. 44.9000, based on fixing rate in the City of Mumbai on March 31, 2010 for cable transfers in Indian rupees as published by the Foreign Exchange Dealers’ Association of India (FEDAI).

Such translation should not be construed as representation that the rupee amounts have been or could be converted into U.S. dollars at that or any other rate, or at all.

3.	Cash and cash equivalents

Cash and cash equivalents consist of the following:

	As of March 31,
	2010		2010		2009
	(In millions)
Cash balances	US$	7.2	Rs.	325.3	Rs.	379.0
Balances with banks (including deposits with original maturity of upto three months)		1,406.2		63,137.6		22,448.2

Total	US$	1,413.4	Rs.	63,462.9	Rs.	22,827.2

Cash and cash equivalents includes Rs. 2,232.6 million as of March 31, 2010 held by a subsidiary that operates in a country where exchange control restrictions prevent the balances being available for general use by Tata Motors Limited and other subsidiaries.

Tata Motors Limited and subsidiaries

Notes to Consolidated Financial Statements—(Continued)

4.	Finance receivables

Finance receivables primarily consist of loans, the details of which are as follows:

	As of March 31,
	2010		2010		2009
	(In millions)
Total loan installments to be received	US$	4,101.3	Rs.	184,143.1	Rs.	195,445.2
Less: unearned interest income		635.2		28,519.2		29,227.2

		3,466.1		155,623.9		166,218.0
Less: allowance for credit losses		188.9		8,481.1		7,415.2

Total	US$	3,277.2	Rs.	147,142.8	Rs.	158,802.8

Current portion		1,581.5		71,007.8		70,027.9
Non-current portion		1,695.7		76,135.0		88,774.9

Total	US$	3,277.2	Rs.	147,142.8	Rs.	158,802.8

Changes in the allowance for credit losses in finance receivables are as follows:

	Year ended March 31,
	2010		2010		2009		2008
	(In millions)
Balance at the beginning	US$	165.1	Rs.	7,415.2	Rs.	2,788.0	Rs.	1,809.4
Allowances made during the year		109.7		4,922.6		7,153.2		4,343.4
Written off		(85.9)		(3,856.7)		(2,526.0)		(3,364.8)

Balance at the end	US$	188.9	Rs.	8,481.1	Rs.	7,415.2	Rs.	2,788.0

5.	Allowance for trade and other receivables

Change in the allowances for trade and other receivables are as follows:

	Year ended March 31,
	2010		2010		2009		2008
	(In millions)
Balance at the beginning	US$	62.3	Rs.	2,798.8	Rs.	1,937.0	Rs.	1,712.6
Acquisition / (sale) of subsidiary (net)		(5.9)		(265.0)		713.3		—
Allowance made during the year		35.2		1,587.0		1,371.9		1,610.1
Written off		(22.5)		(1,009.5)		(1,135.2)		(1,372.4)
Foreign exchange translation differences		(2.0)		(87.6)		(88.2)		(13.3)

Balance at the end	US$	67.1	Rs.	3,023.7	Rs.	2,798.8	Rs.	1,937.0

6.	Investments

Investments consist of the following:

	As of March 31,
	2010		2010		2009
	(In millions)
Available-for-sale, at fair value	US$	322.0	Rs.	14,456.3	Rs.	6,418.8
Unquoted equity investments, at cost		52.8		2,369.5		2,376.0
Loans and receivables		9.2		414.0		469.9

Total	US$	384.0	Rs.	17,239.8	Rs.	9,264.7

Available-for-sale, financial assets (investments) are as follows:

	As of March 31,
	2010		2010		2009
	(In millions)
Quoted equity shares	US$	80.4	Rs.	3,608.2	Rs.	5,501.6
Mutual funds		237.5		10,662.3		765.5
Corporate bonds and other debt instruments		4.1		185.8		151.7

Total available for sale securities	US$	322.0	Rs.	14,456.3	Rs.	6,418.8

Tata Motors Limited and subsidiaries

Notes to Consolidated Financial Statements—(Continued)

The contractual maturity of the Company’s available-for-sale corporate bonds and other debt instruments as of March 31, 2010 is as follows:

	Amortized Cost		Fair value
	(In millions)
Due in year ending March 31,
2011	Rs.	56.3	Rs.	56.3
2012		18.8		21.1
2013		25.6		27.5
2014		48.1		53.6
2015		24.5		27.3
Thereafter		—		—

	Rs.	173.3	Rs.	185.8
	US$	3.9	US$	4.1

The contractual maturity of the Company’s loans and receivables as of March 31, 2010 is as follows:

	In millions
Due in year ending March 31,
2011	Rs.	61.5
2012		—
2013		332.5
2014		—
2015		—
Thereafter		20.0

	Rs.	414.0

	US$	9.2

The current and non-current classification of investments are as follows:

	As of March 31,
	2010		2010		2009
	(In millions)
Current investments	US$	246.3	Rs.	11,058.7	Rs.	834.1
Non-current investments		137.7		6,181.1		8,430.6

Total	US$	384.0	Rs.	17,239.8	Rs.	9,264.7

The fair value of the unquoted equity investments cannot be reliably measured as the variability in the range of fair value estimates is significant and the probabilities of the various estimates cannot be reasonably assessed.

7.	Other financial assets - current

Other financial assets current consist of the following:

	As of March 31,
	2010		2010		2009
	(In millions)
Derivative financial instruments	US$	1.5	Rs.	68.2	Rs.	137.6
Advances and other receivables recoverable in cash		97.0		4,350.0		2,103.5
Inter corporate deposits		11.6		522.8		2,864.9
Margin money		9.9		446.3		838.2
Others		—		—		2,833.4

Total	US$	120.0	Rs.	5,387.3	Rs.	8,777.6

Tata Motors Limited and subsidiaries

Notes to Consolidated Financial Statements—(Continued)

Margin money with banks is restricted cash deposits, and consists of collateral provided in exchange of guarantees issued by banks for transfer of finance receivables.

Inter corporate deposits as of March 31, 2009 includes Rs. 2,650 million given to a joint venture of the Company. During the year ended March 31, 2010, the Company has modified the terms of inter corporate deposit. This loan has been subordinated for all principal, interest, and other amounts incurred or to be incurred at any time due and owing under the said subordinated loan to the repayments to be made by the joint venture to certain specific lenders. Subject to certain conditions, the loan is convertible into equity of the joint venture at the option of the joint venture (refer note 10).

‘Others’ as of March 31, 2009 include Rs. 2,447.9 million receivable from Ford Motor Company, in respect of certain national sales companies, which were transferred to the Company during the year ended March 31, 2010, on completion of pending formalities and receipt of local regulatory approvals.

8.	Inventories

Inventories consist of the following:

	As of March 31,
	2010		2010		2009
	(In millions)
Raw materials and consumables	US$	424.6	Rs.	19,064.0	Rs.	19,815.9
Work-in-progress		216.8		9,734.3		11,261.1
Finished goods		1,823.5		81,876.3		76,878.7

Total	US$	2,464.9	Rs.	110,674.6	Rs.	107,955.7

Inventories of finished goods include Rs. 8,455.9 million and Rs. 7,562.5 million as of March 31, 2010 and March 31, 2009, respectively, relating to vehicles sold subject to repurchase arrangements.

Cost of inventories (including cost of purchased products) recognised as expense during the years ended March 31, 2010, March 31, 2009 and March 31, 2008 amounted to Rs. 716,420.2 million, Rs. 577,315.2 million and Rs. 287,895.6 million, respectively.

During the years ended March 31, 2010, March 31, 2009 and March 31, 2008 the Company recorded inventory write-down expense of Rs. 6,169.4 million, Rs. 4,923.2 million and Rs. 438.4 million, respectively.

9.	Other current assets

Other current assets consist of the following:

	As of March 31,
	2010		2010		2009
	(In millions)
Advances to suppliers and contractors	US$	22.1	Rs.	994.2	Rs.	1,116.4
VAT, other taxes recoverable, statutory deposits and dues from government		716.4		32,165.5		19,512.6
Prepaid expenses		107.2		4,813.9		5,244.2
Others		3.4		151.2		952.3

Total	US$	849.1	Rs.	38,124.8	Rs.	26,825.5

Tata Motors Limited and subsidiaries

Notes to Consolidated Financial Statements—(Continued)

10.	Other financial assets (non-current)

Other financial assets - non-current consist of the following:

	As of March 31,
	2010		2010	2009
	(In millions)
Margin money and other restricted deposits	US$	479.7	Rs. 21,539.5	Rs. 18,198.4
Loans to employees		17.1	769.9	849.1
Loan to equity accounted investees (refer note 7)		59.0	2,650.0	—
Others		71.0	3,185.5	1,853.3

Total	US$	626.8	Rs. 28,144.9	Rs. 20,900.8

Margin money with banks is restricted cash deposits, and consists of collateral provided in exchange of guarantees issued by banks for transfer of finance receivables. There are other restricted deposits of Rs. 4,186.1 million as of March 31, 2010.

11.	Property, plant and equipment

	Land and buildings		Plant and equipment		Vehicles		Computers		Furniture and fixtures		Total
	(In millions)
Accumulated depreciation as of April 1, 2008	Rs.	(3,606.2)	Rs.	(43,923.7)	Rs.	(757.7)	Rs.	(4,138.6)	Rs.	(731.1)	Rs.	(53,157.3)

Cost as of April 1, 2008	Rs.	18,523.1	Rs.	90,188.2	Rs.	1,462.5	Rs.	6,702.0	Rs.	1,771.0	Rs.	118,646.8
Additions		3,999.7		35,663.3		341.1		1,057.7		372.9		41,434.7
Acquisitions through business combinations		32,557.9		65,920.1		119.1		1,354.6		1,252.9		101,204.6
Currency translation differences		(3,814.6)		(9,075.3)		93.2		(7.0)		537.0		(12,266.7)
Disposal		(300.2)		(4,060.4)		(284.3)		(694.6)		(265.1)		(5,604.6)
Derecognized on disposal of a subsidiary		(786.0)		(3,236.2)		(88.3)		(221.1)		(112.9)		(4,444.5)

Cost as of March 31, 2009		50,179.9		175,399.7		1,643.3		8,191.6		3,555.8		238,970.3
Accumulated depreciation (net of Rs. 6,912.7 million in respect of disposals)		(4,668.9)		(57,918.1)		(815.6)		(5,158.8)		(1,048.1)		(69,609.5)

Net carrying amount as of March 31, 2009	Rs.	45,511.0	Rs.	117,481.6	Rs.	827.7	Rs.	3,032.8	Rs.	2,507.7	Rs.	169,360.8

Capital work-in –progress												49,622.2

Total											Rs.	218,983.0

Depreciation for the year	Rs.	(1,247.4)	Rs.	(19,793.3)	Rs.	(247.1)	Rs.	(1,140.1)	Rs.	(268.8)	Rs.	(22,696.7)

Tata Motors Limited and subsidiaries

Notes to Consolidated Financial Statements—(Continued)

	Land and buildings		Plant and equipment		Vehicles		Computers		Furniture and fixtures		Total
	(In millions)
Cost as of April 1, 2009	Rs.	50,179.9	Rs.	175,399.7	Rs.	1,643.3	Rs.	8,191.6	Rs.	3,555.8	Rs.	238,970.3
Additions		10,104.0		43,832.8		291.9		324.9		858.4		55,412.0
Currency translation differences		(1,806.2)		(5,841.0)		(4.6)		(46.9)		(235.7)		(7,934.4)
Disposal		(1,648.9)		(1,582.9)		(306.8)		(753.5)		(68.5)		(4,360.6)
Derecognized on disposal of a subsidiary		(2,858.7)		(3,861.8)		(162.4)		(299.7)		(130.6)		(7,313.2)

Cost as of March 31, 2010		53,970.1		207,946.8		1,461.4		7,416.4		3,979.4		274,774.1
Accumulated depreciation (net of Rs. 4,521.2 million in respect of disposals)		(5,446.9)		(82,212.1)		(800.7)		(1,867.5)		(1,150.5)		(91,477.7)

Net carrying amount as of March 31, 2010	Rs.	48,523.2	Rs.	125,734.7	Rs.	660.7	Rs.	5,548.9	Rs.	2,828.9	Rs.	183,296.4
Capital work-in –progress												39,754.5

Total											Rs.	223,050.9

											US$	4,967.7

Depreciation for the year	Rs.	(1,612.8)	Rs.	(25,200.5)	Rs.	(241.1)	Rs.	(850.3)	Rs.	(338.6)	Rs.	(28,243.3)

											US$	(629.1)

Notes:

1.	Net carrying amounts of property, plant and equipment under finance lease arrangements were as follows:

	As of March 31,
	2010		2010		2009
	( In millions)
Land	US$	13.0	Rs.	583.2	Rs.	603.2
Buildings		7.4		331.0		402.2
Plant and equipment		45.4		2,037.5		2,619.1
Computers		5.6		250.8		340.3
Furniture and fixtures		—		—		12.9

Total	US$	71.4	Rs.	3,202.5	Rs.	3,977.7

2.	Land and buildings includes freehold land of Rs. 13,574.4 million and Rs. 9,841.4 million as of March 31, 2010 and March 31, 2009 respectively.

3.	Capital work-in-progress as of March 31, 2010 includes buildings for the purposes of manufacturing automobiles of Rs. 3,157.1 million. Consequent to the decision to relocate and construct a similar manufacturing facility at another location, the management is in the process of evaluating several options, under all of which, no adjustment to the carrying amount of the building is considered necessary.

Tata Motors Limited and subsidiaries

Notes to Consolidated Financial Statements—(Continued)

12.	Leases

The Company has taken land, buildings, plant and equipment, computers and furniture and fixtures under operating and finance leases. The following is the summary of future minimum lease rental payments under non-cancellable operating leases and finance leases entered into by the Company:

	As of March 31,
	2010						2009
	(In millions)
	Operating		Finance				Operating		Finance
	Minimum Lease Payments		Minimum Lease Payments		Present value of minimum lease payments		Minimum Lease Payments		Minimum Lease Payments		Present value of minimum lease payments
Not later than one year	Rs.	682.9	Rs.	512.2	Rs.	500.0	Rs.	668.2	Rs.	550.9	Rs.	534.1
Later than one year but not later than five years		1,342.2		1,522.6		1,297.4		1,218.6		1,715.9		1,474.3
Later than five years		8,707.6		501.0		371.0		8,980.2		919.3		664.1

Total minimum lease commitments	Rs.	10,732.7	Rs.	2,535.8	Rs.	2,168.4	Rs.	10,867.0	Rs.	3,186.1	Rs.	2,672.5
	US$	239.0	US$	56.5	US$	48.3
Less: future finance charges				(367.4)						(513.6)

Present value of minimum lease payments			Rs.	2,168.4					Rs.	2,672.5

Included in the financial statements as:
Other current financial liabilities (refer note 19)					Rs.	500.0					Rs.	534.1
Other non-current financial liabilities (refer note 23)						1,668.4						2,138.4

					Rs.	2,168.4					Rs.	2,672.5

					US$	48.3

Total operating lease rent expense was Rs. 1,683.6 million, Rs. 1,167.5 million and Rs. 293.2 million for the years ended March 31, 2010, 2009 and 2008, respectively.

Significant leasing arrangements include lease of land under operating lease for a period of 90 years with a renewal option for a further period of 90 years. Minimum lease payments for a period ‘later than five years’ includes Rs. 8,470.3 million relating to this leasing arrangement.

Tata Motors Limited and subsidiaries

Notes to Consolidated Financial Statements—(Continued)

13.	Goodwill

	As of March 31,
	2010		2010		2009
	(In millions)
Balance at the beginning	US$	119.2	Rs.	5,350.8	Rs.	4,029.6
Goodwill arising on business combination		—		—		1,440.3
Write off of goodwill		(0.2)		(10.9)		(17.0)
On sale of controlling equity interest in subsidiary/change in ownership interest		(30.4)		(1,363.2)		(13.0)
Currency translation differences		(10.2)		(458.4)		(89.1)

Balance at the end	US$	78.4	Rs.	3,518.3	Rs.	5,350.8

As of March 31, 2010, goodwill of Rs. 185.3 million and Rs. 3,333.0 million relates to the automotive and related activity segment (Tata and other brand vehicles including financing thereof) and ‘others’ segment respectively. As of March 31, 2009, goodwill of Rs. 180.7 million and Rs. 5,170.1 million relates to the automotive and related activity segment (Tata and other brand vehicles including financing thereof) and ‘others’ segment respectively.

As of March 31, 2010, goodwill of Rs. 3,333.0 million has been allocated to software consultancy and services cash generating unit. The recoverable amount of the cash generating unit has been determined based on value in use. Value in use has been determined based on future cash flows after considering current economic conditions and trends, estimated future operating results, growth rates and anticipated future economic conditions.

As of March 31,2010, the estimated cash flows for a period of 5 years were developed using internal forecasts, and a pre-tax discount rate of 9.11%. The cash flows beyond 5 years have been extrapolated assuming zero growth rates. The management believes that any reasonably possible change in the key assumptions would not cause the carrying amount to exceed the recoverable amount of the cash generating unit.

Tata Motors Limited and subsidiaries

Notes to Consolidated Financial Statements—(Continued)

14.	Intangible asset

Intangible assets consist of the following:

	Software		Patents and technological know how		Customer related		Intellectual property rights and other intangibles		Product development		Indefinite life trademarks and brands		Total
	(In millions)
Accumulated amortization as of April 1, 2008	Rs.	(1,229.8)	Rs.	(411.6)	Rs.	—	Rs.	—	Rs.	(1,564.4)	Rs.	—	Rs.	(3,205.8)

Cost as of April 1, 2008	Rs.	2,673.6	Rs.	414.3	Rs.	—	Rs.	42.1	Rs.	3,934.4	Rs.	—	Rs.	7,064.4
Additions through internal development		—		—		—		—		10,527.3		—		10,527.3
Other additions		1,088.5		—		—		—		—		—		1,088.5
Acquisitions through business combinations		1,592.2		12,553.7		7,398.9		1,418.3		—		51,570.2		74,533.3
Currency translation differences		(221.5)		(1,578.3)		(951.8)		108.7		(366.6)		(6,639.0)		(9,648.5)
Disposal		(3.8)		—		—		—		—		—		(3.8)
Derecognized on disposal of a subsidiary		(168.6)		(29.6)		—		—		(261.5)		—		(459.7)

Cost as of March 31, 2009		4,960.4		11,360.1		6,447.1		1,569.1		13,833.6		44,931.2		83,101.5
Accumulated amortization (net of Rs. 224.9 million in respect of disposals)		(1,902.1)		(1,323.0)		(2,209.1)		(199.1)		(2,453.6)		—		(8,086.9)

Net carrying amount as of March 31, 2009	Rs.	3,058.3	Rs.	10,037.1	Rs.	4,238.0	Rs.	1,370.0	Rs.	11,380.0	Rs.	44,931.2	Rs.	75,014.6
Capital work-in-progress (refer note 2 below)														51,226.9

Total													Rs.	126,241.5

Amortization for the year	Rs.	(790.6)	Rs.	(998.5)	Rs.	(2,351.0)	Rs.	(193.2)	Rs.	(1,009.8)	Rs.	—	Rs.	(5,343.1)

Cost as of April 1, 2009	Rs.	4,960.4	Rs.	11,360.1	Rs.	6,447.1	Rs.	1,569.1	Rs.	13,833.6	Rs.	44,931.2	Rs.	83,101.5
Additions through internal development		—		—		—		—		54,775.8		—		54,775.8
Other additions		5,125.3		29.9		—		22.0		—		—		5,177.2
Currency translation differences		(606.2)		(677.1)		(408.2)		(58.7)		(3,762.1)		(2,844.8)		(8,357.1)
Disposal		(233.2)		(216.4)		—		(18.9)		(269.4)		—		(737.9)
Derecognized on disposal of a subsidiary		—		(49.9)		—		(1,372.6)		—		—		(1,422.5)

Cost as of March 31, 2010		9,246.3		10,446.6		6,038.9		140.9		64,577.9		42,086.4		132,537.0
Accumulated amortization (net of Rs. 867.9 million in respect of disposals)		(2,656.0)		(2,365.1)		(2,273.9)		—		(7,520.0)		—		(14,815.0)

Net carrying amount as of March 31, 2010	Rs.	6,590.3	Rs.	8,081.5	Rs.	3,765.0	Rs.	140.9	Rs.	57,057.9	Rs.	42,086.4	Rs.	117,722.0

Capital work-in-progress														37,387.4

Total													Rs.	155,109.4

													US$	3,454.6

Amortization for the year	Rs.	(1,085.9)	Rs.	(1,256.9)	Rs.	(226.7)	Rs.	(423.9)	Rs.	(5,399.9)	Rs.	—	Rs.	(8,393.3)

													US$	(186.9)

Tata Motors Limited and subsidiaries

Notes to Consolidated Financial Statements—(Continued)

Notes:

1)	The useful life of trademarks and brands in respect of the acquired Jaguar Land Rover businesses have been determined to be indefinite as the Company expects to generate future economic benefits indefinitely from these assets.

The indefinite life intangible assets have been allocated to the Jaguar Land Rover businesses. The recoverable amount of the cash generating unit has been determined based on value in use. Value in use has been determined based on future cash flows after considering current economic conditions and trends, estimated future operating results, growth rates and anticipated future economic conditions.

The estimated cash flows for a period of five years were developed using internal forecasts, and a pre-tax discount rate of 10.9%. The cash flows beyond five years have been extrapolated assuming zero growth rate. The management believes any reasonably possible change in the key assumptions would not cause the carrying amount to exceed the recoverable amount of the cash generating unit.

2)	In -process development project of Rs. 1,903.2 million was acquired on business combination during the year ended March 31, 2009 (refer note 35(a))

Tata Motors Limited and subsidiaries

Notes to Consolidated Financial Statements—(Continued)

15.	Investments in equity accounted investees:

a)	Associates:

Summarized financial information in respect of the Company’s associates is as follows:

	As of March 31,
	2010		2010		2009
	(In millions)
Total assets	US$	1,018.4	Rs.	45,726.1	Rs.	19,579.6
Total liabilities		715.9		32,144.3		14,177.9

Carrying amount of investment in associates	US$	505.2	Rs.	22,683.5	Rs.	3,048.3

Carrying amount of investment in associates as of March 31, 2010 includes Rs. 19,325.0 million consequent to fair valuation of retained equity interest of 40% in Telcon (refer note 30).

	Years ended March 31,
	2010		2010		2009		2008
	(In millions)
Total revenue	US$	823.9	Rs.	36,992.5	Rs.	25,196.6	Rs.	19,684.5
Total profits/(loss) for the period		23.2		1,042.2		(540.1)		1,403.4
Company’s share in profit/ (loss)*	US$	9.5	Rs.	428.3	Rs.	(88.4)	Rs.	653.8

The Company acquired additional equity shareholding in one of the associates and increased its ownership to 42.37% from 37.79% during the year ended March 31, 2009, for a total consideration of Rs. 68.8 million.

Fair value of investment in an equity accounted associate for which published price quotation is available was Rs. 630.5 million and Rs. 364.4 million as of March 31, 2010 and 2009 respectively. Carrying amount as of March 31, 2010 and 2009 was Rs. 1,045.5 million and Rs. 1,093.9 million respectively.

b)	Jointly controlled entities:

Summarized financial information in respect of the Company’s jointly controlled entities (adjusted for the percentage of the ownership held by the Company) is as follows:

	As of March 31,
	2010		2010		2009
	(In millions)
Current assets	US$	216.6	Rs.	9,725.4	Rs.	7,384.2
Non -current assets		387.6		17,404.4		16,134.2
Current liabilities		290.2		13,030.2		20,034.6
Non- current liabilities		239.7		10,761.0		141.3

Carrying amount of investment in jointly controlled entities	US$	102.8	Rs.	4,615.1	Rs.	4,963.9

	Year ended March 31,
	2010		2010		2009		2008
	(In millions)
Income	US$	371.4	Rs.	16,676.2	Rs.	3,895.0	Rs.	8,514.7
Expenses		404.7		18,169.6		7,263.5		9,123.0
Company’s share of profit/ (loss)*	US$	(36.9)	Rs.	(1,657.6)	Rs.	(3,375.6)	Rs.	(601.7)

The Company has 50% equity shareholding with equivalent voting power in Fiat India Automobiles Ltd., a joint venture established in India.

c)	Summary of carrying amount of investments in equity accounted investees:

	As of March 31,
	2010		2010	2009
	(In millions)
Carrying amount of investment in associates	US$	505.2	Rs. 22,683.5	Rs. 3,048.3
Carrying amount of investment in jointly controlled entities		102.8	4,615.1	4,963.9

Total	US$	608.0	Rs. 27,298.6	Rs. 8,012.2

*	Company’s share of profit/(loss) of the equity accounted investees has been determined after giving effect for the subsequent amortization/depreciation and other adjustments arising on account of fair value adjustments made to the identifiable net assets of the equity accounted investees as at the date of acquisition and other adjustments arising under the equity method of accounting.

Tata Motors Limited and subsidiaries

Notes to Consolidated Financial Statements—(Continued)

16.	Income taxes

The domestic and foreign components of net income / (loss) before income tax:

	Year ended March 31,
	2010		2010		2009		2008
	(In millions)
Net income / (loss) before income taxes
India	US$	909.4	Rs.	40,834.5	Rs.	(3,527.0)	Rs.	31,782.9
Other than India		256.4		11,518.2		(56,405.1)		890.2

Total	US$	1,165.8	Rs.	52,352.7	Rs.	(59,932.1)	Rs.	32,673.1

The domestic and foreign components of income tax expense:

	Year ended March 31,
	2010		2010		2009		2008
	(In millions)
Current taxes
India	US$	172.7	Rs.	7,755.1	Rs.	2,236.3	Rs.	5,355.6
Other than India		71.1		3,190.5		2,992.2		971.8
Deferred taxes
India		110.4		4,959.3		(3,967.1)		3,073.7
Other than India		(25.2)		(1,133.3)		(419.6)		69.0

Total income tax expense	US$	329.0	Rs.	14,771.6	Rs.	841.8	Rs.	9,470.1

Income tax expense/ (benefit) recognized in the statement of operations consist of the following:

	Year ended March 31,
	2010		2010		2009		2008
	(In millions)
Current	US$	243.8	Rs.	10,945.6	Rs.	5,228.5	Rs.	6,327.4
Deferred		85.2		3,826.0		(4,386.7)		3,142.7

Total income tax expense	US$	329.0	Rs.	14,771.6	Rs.	841.8	Rs.	9,470.1

Tata Motors Limited and subsidiaries

Notes to Consolidated Financial Statements—(Continued)

The reconciliation of estimated income tax to income tax expense is as follows:

	For the years ended March 31,
	2010		2010		2009		2008
	(In millions)
Income/ (loss) before income taxes	US$	1,165.8	Rs.	52,352.7	Rs.	(59,932.1)	Rs.	32,673.1

Income tax expense at tax rates applicable to individual entities		380.0		17,060.1		(16,078.2)		10,969.3
Additional deduction for research and product development cost (net)		(86.2)		(3,869.2)		(2,022.3)		(1,925.5)
Effect of gain (net) on sale of investments (including equity interest in subsidiaries) subject to lower tax rate / not liable to tax		(117.7)		(5,284.7)		(1,733.2)		(429.8)
Items (net) not deductible for tax / not liable to tax
- foreign currency (gain) / loss relating to loans and deposits (net)		(36.7)		(1,649.9)		7,708.6		(188.6)
- interest, loss on conversion option and other expenses relating to borrowings for investment		129.8		5,829.2		973.6		—
- excess of fair value of net assets acquired over cost of acquisition		—		—		(1,839.5)		—
Undistributed earnings of subsidiaries and associates		14.3		642.2		235.6		721.1
Loss in respect of which deferred tax assets not recognized due to uncertainty		45.5		2,044.8		12,071.1		382.0
Share of (profit)/ loss of equity accounted investees		9.3		417.8		1,177.4		(17.7)
Effect of lower tax rate on fair valuation of retained equity interest (refer note 30)		(45.2)		(2,029.8)		—		—
Others		35.9		1,611.1		348.7		(40.7)

Income tax expense reported	US$	329.0	Rs.	14,771.6	Rs.	841.8	Rs.	9,470.1

Tata Motors Limited and subsidiaries

Notes to Consolidated Financial Statements—(Continued)

Significant components of deferred tax asset and liability for the year ended March 31, 2008

	Opening balance		Recognised in profit or loss		Recognised in / reclassified from other comprehensive income		Acquired in business combinations		Disposal of subsidiary/others		Closing balance
Deferred tax assets:
Depreciation carry forwards	Rs.	88.0	Rs.	(69.6)	Rs.	—	Rs.	0.6	Rs.	—	Rs.	19.0
Expenses deductible in future years
– provisions, allowances for doubtful receivables, finance receivables		1,202.2		440.2		(0.1)		2.6		(10.3)		1,634.6
– Interest including debt issuance costs		594.4		584.3		—		—		—		1,178.7
Compensated absences and retirement benefits		1,062.7		(8.7)		188.5		0.7		(0.8)		1,242.4
Minimum alternate tax carry- forward		—		1,365.2		—		—		—		1,365.2
Fair value loss on conversion option		194.2		(194.2)		—		—		—		—
Others		576.9		200.5		(28.9)		5.8		(15.0)		739.3

Total deferred tax asset	Rs.	3,718.4	Rs.	2,317.7	Rs.	159.5	Rs.	9.7	Rs.	(26.1)	Rs.	6,179.2

Deferred tax liabilities:
Property, plant and equipment		6,563.9		1,424.0		—		9.2		(57.3)		7,939.8
Intangible assets		3,004.0		2,513.4		0.4		—		—		5,517.8
Undistributed earnings in subsidiaries and associates		1,255.8		721.1		(71.3)		—		—		1,905.6
Fair value gain on conversion option		—		881.6		—		—		—		881.6
Others		441.4		(79.7)		34.8		4.7		(0.5)		400.7

Total deferred tax liability	Rs.	11,265.1	Rs.	5,460.4	Rs.	(36.1)	Rs.	13.9	Rs.	(57.8)	Rs.	16,645.5

Net assets / (liability)	Rs.	(7,546.7)	Rs.	(3,142.7)	Rs.	195.6	Rs.	(4.2)	Rs.	31.7	Rs.	(10,466.3)

Deferred tax asset	Rs.	875.6
Deferred tax liability	Rs.	(11,341.9)

Tata Motors Limited and subsidiaries

Notes to Consolidated Financial Statements—(Continued)

Significant components of deferred tax asset and liability for the year ended March 31, 2009

	Opening balance		Recognised in profit or loss		Recognised in / reclassified from other comprehensive income		Acquired in business combinations		Disposal of subsidiary/others		Closing balance
Deferred tax assets:
Depreciation carry forwards	Rs.	19.0	Rs.	3,260.0	Rs.	—	Rs.	—	Rs.	—	Rs.	3,279.0
Business loss carry forwards		—		3,162.4		—		—		—		3,162.4
Expenses deductible in future years - provisions, allowances for doubtful receivables, finance receivables		1,634.6		(1,368.1)		(351.5)		4,202.8		(86.3)		4,031.5
- Interest including debt issuance costs		1,178.7		1,265.6		—		—		—		2,444.3
- Exchange gain/loss on forward contracts		—		10.0		450.6		—		—		460.6
Compensated absences and retirement benefits		1,242.4		(158.3)		38.9		—		(43.5)		1,079.5
Minimum alternate tax carry- forward		1,365.2		835.3		—		—		—		2,200.5
Property, plant and equipment		—		(242.4)		(1,278.9)		10,056.1		—		8,534.8
Others		739.3		(1.3)		592.6		—		(12.8)		1,317.8

Total deferred tax asset	Rs.	6,179.2	Rs.	6,763.2	Rs.	(548.3)	Rs.	14,258.9	Rs.	(142.6)	Rs.	26,510.4

Deferred tax liabilities:
Property, plant and equipment		7,939.8		368.1		8.7		—		(176.6)		8,140.0
Intangible assets		5,517.8		2,963.9		(1,170.8)		10,083.2		—		17,394.1
Undistributed earnings in subsidiaries and associates		1,905.6		235.6		(51.3)		—		(29.6)		2,060.3
Fair value gain on conversion option		881.6		1,152.3		—		—		—		2,033.9
Others		400.7		(2,343.4)		(7.4)		2,394.4		(18.5)		425.8

Total deferred tax liability	Rs.	16,645.5	Rs.	2,376.5	Rs.	(1,220.8)	Rs.	12,477.6	Rs.	(224.7)	Rs.	30,054.1

Net assets / (liability)	Rs.	(10,466.3)	Rs.	4,386.7	Rs.	672.5	Rs.	1,781.3	Rs.	82.1	Rs.	(3,543.7)

Deferred tax asset	Rs.	4,279.2
Deferred tax liability	Rs.	(7,822.9)

Tata Motors Limited and subsidiaries

Notes to Consolidated Financial Statements—(Continued)

Significant components of deferred tax asset and liability for the year ended March 31, 2010

	Opening balance		Recognised in profit or loss		Recognised in / reclassified from other comprehensive income		Disposal of subsidiary/others		Closing balance
Deferred tax assets:
Depreciation carry forwards	Rs.	3,279.0	Rs.	(807.2)	Rs.	—	Rs.	—	Rs.	2,471.8
Business loss carry forwards		3,162.4		(1,097.8)		(9.2)		—		2,055.4
Expenses deductible in future years
– provisions, allowances for doubtful receivables, finance receivables		4,031.5		2,296.7		(68.5)		(133.6)		6,126.1
– interest including debt issuance costs		2,444.3		1,030.6		—		—		3,474.9
– exchange gain/loss on forward contracts		460.6		(10.0)		(450.6)		—		—
Compensated absences and retirement benefits		1,079.5		3,125.3		202.1		(64.4)		4,342.5
Minimum alternate tax carry- forward		2,200.5		5,117.5		—		—		7,318.0
Property, plant and equipment		8,534.8		4,240.6		(564.2)		—		12,211.2
Others		1,317.8		1,226.5		(390.6)		(1.8)		2,151.9

Total deferred tax asset	Rs.	26,510.4	Rs.	15,122.2	Rs.	(1,281.0)	Rs.	(199.8)	Rs.	40,151.8

Deferred tax liabilities:
Property, plant and equipment		8,140.0		1,779.9		(0.2)		(363.7)		9,556.0
Intangible assets		17,394.1		12,897.2		(531.1)		(319.3)		29,440.9
Undistributed earnings in subsidiaries and associates		2,060.3		112.1		71.0		—		2,243.4
Fair value gain on conversion option		2,033.9		(310.8)		—		—		1,723.1
Fair valuation of retained interest in a subsidiary subsequent to disposal of controlling equity interest		—		3,991.2		—		—		3,991.2
Others		425.8		478.6		22.8		(34.6)		892.6

Total deferred tax liability	Rs.	30,054.1	Rs.	18,948.2	Rs.	(437.5)	Rs.	(717.6)	Rs.	47,847.2

Net assets / (liability)	Rs.	(3,543.7)	Rs.	(3,826.0)	Rs.	(843.5)	Rs.	517.8	Rs.	(7,695.4)

	US$	(78.9)	US$	(85.2)	US$	(18.8)	US$	11.5	US$	(171.4)

Deferred tax asset							US$	132.3	Rs.	5,939.1
Deferred tax liability							US$	303.7	Rs.	(13,634.5)

Tata Motors Limited and subsidiaries

Notes to Consolidated Financial Statements—(Continued)

As of March 31, 2010, unrecognized deferred tax assets amount to Rs. 46,269.6 million and Rs. 907.8 million, which can be carried forward indefinitely and upto a specified period, respectively. These relate primarily to business losses and capital allowances. The deferred tax asset has not been recognized on the basis that its recovery is not probable in the foreseeable future.

Tata Motors Limited (on standalone basis, being its tax status) is liable to pay Minimum Alternate Tax (MAT). Under the Indian Income tax laws, the tax paid under MAT provisions can be carried forward and set-off against future income tax liabilities computed under normal tax provisions within a period of ten years. Deferred tax assets as at March 31, 2010 of Rs. 2,471.8 million towards depreciation, Rs. 2,055.4 million towards business loss and Rs. 7,318.0 million towards credit for MAT paid, have been recognized on the basis of estimated taxable income for future years and computation of tax liability.

Unrecognized deferred tax assets expire unutilized based on the year of origination as follows:

March 31,	In millions
2011	Rs.	37.0	US$	0.8
2012		113.5		2.5
2013		4.6		0.1
2014		10.8		0.2
2015		13.6		0.3
2016		5.7		0.1
Thereafter	Rs.	722.6	US$	16.1

17.	Other non-current assets

Other non-current assets consist of the following:

	As of March 31,
	2010		2010		2009
	(In millions)
Taxes recoverable, statutory deposits and dues from government	US$	29.7	Rs.	1,335.6	Rs.	623.0
Others		15.7		705.2		4,213.9

Total	US$	45.4	Rs.	2,040.8	Rs.	4,836.9

Others include Rs. 29.8 million and Rs. 2,616.0 million towards pension assets pertaining to Jaguar Land Rover businesses as of March 31, 2010 and March 31, 2009, respectively.

18.	Short-term borrowings and current portion of long-term debt

Short-term borrowings and current portion of long-term debt consists of the following:

	As of March 31,
	2010		2010		2009
	(In millions)
Commercial paper	US$	632.7	Rs.	28,410.0	Rs.	15,157.9
Bank loans		2,718.7		122,069.8		130,973.8
Non- convertible debentures		—		—		3,000.0
Bridge loan from syndicate of banks at floating rate		—		—		102,078.0
Loans from others		14.5		651.1		—
Inter-corporate deposits		2.9		130.0		42.5
Current portion of long-term debt (refer note 22)		1,503.2		67,493.4		68,376.4

Total	US$	4,872.0	Rs.	218,754.3	Rs.	319,628.6

For details of carrying amount of assets pledged as security for secured borrowings refer note 39.

Tata Motors Limited and subsidiaries

Notes to Consolidated Financial Statements—(Continued)

19.	Other financial liabilities

Other current financial liabilities consist of the following:

	As of March 31,
	2010		2010		2009
	(In millions)
Liability towards vehicles sold under repurchase arrangements	US$	203.9	Rs.	9,155.7	Rs.	7,777.5
Interest accrued but not due		21.7		973.0		1,503.0
Lease liabilities		11.1		500.0		534.1
Derivative liabilities		1.8		78.6		2,086.4
Others		3.8		171.6		838.5

Total	US$	242.3	Rs.	10,878.9	Rs.	12,739.5

20.	Provisions

Provisions consist of the following:

	As of March 31,
	2010		2010		2009
	(In millions)
Current
Product warranty	US$	482.6	Rs.	21,667.3	Rs.	28,417.7
Product liability		46.4		2,085.2		1,798.0
Provision for residual risk		2.8		124.1		5,605.9
Other provisions		2.9		130.2		—

Total-Current	US$	534.7	Rs.	24,006.8	Rs.	35,821.6

Non-current
Employee benefits obligations	US$	134.7	Rs.	6,047.7	Rs.	5,550.1
Product warranty		311.8		13,999.7		12,330.9
Provision for residual risk		21.1		945.0		1,326.2
Provision for environmental liability		28.5		1,281.2		1,515.6

Total-Non-current	US$	496.1	Rs.	22,273.6	Rs.	20,722.8

	Year ended March 31,
	2010		2010		2010		2010
	Product Warranty				Product Liability
	(In millions)
Balance at the beginning	US$	907.5	Rs.	40,748.6	US$	40.0	Rs.	1,798.0
Sale of controlling equity interest in a subsidiary		(5.2)		(235.2)		—		—
Provision made during the year		483.6		21,714.9		18.0		809.4
Provision used during the year		(549.7)		(24,681.5)		(8.4)		(379.3)
Impact of discounting		5.5		249.1		—		—
Impact of foreign exchange translation		(47.3)		(2,128.9)		(3.2)		(142.9)

Balance at the end	US$	794.4	Rs.	35,667.0	US$	46.4	Rs.	2,085.2

Current	US$	482.6	Rs.	21,667.3	US$	46.4	Rs.	2,085.2
Non- current	US$	311.8	Rs.	13,999.7	US$	—	Rs.	—

Tata Motors Limited and subsidiaries

Notes to Consolidated Financial Statements—(Continued)

	Year ended March 31,
	2010		2010		2010		2010
	Provision for residual risk				Provision for environmental liability
	(In millions)
Balance at the beginning	US$	154.4	Rs.	6,932.1	US$	33.8	Rs.	1,515.6
Provision used during the year		(25.7)		(1,153.3)		(0.4)		(15.9)
Provision reversed during the year		(108.6)		(4,881.2)		(3.1)		(138.2)
Impact of foreign exchange translation		3.8		171.5		(1.8)		(80.3)

Balance at the end	US$	23.9	Rs.	1,069.1	US$	28.5	Rs.	1,281.2

Current	US$	2.8	Rs.	124.1	US$	—	Rs.	—
Non –current	US$	21.1	Rs.	945.0	US$	28.5	Rs.	1,281.2

21.	Other current liabilities

Other current liabilities consist of the following:

	As of March 31,
	2010		2010		2009
	(In millions)
Liability for advances received	US$	474.6	Rs.	21,310.0	Rs.	3,718.0
Statutory dues		320.7		14,397.5		7,002.2
Others		20.8		934.8		1,231.7

Total	US$	816.1	Rs.	36,642.3	Rs.	11,951.9

Statutory dues include sales tax, excise duty and other taxes payable.

22.	Long-term debt

Long-term debt consist of the following:

	As of March 31,
	2010		2010		2009
	(In millions)
Non Convertible Debentures (secured)	US$	1,241.3	Rs.	55,732.7	Rs.	6,172.0
Non Convertible Debentures (unsecured)		86.6		3,889.5		—

Foreign currency convertible notes (including fair value of conversion option)
Zero Coupon Foreign Currency Convertible Notes (USD) due 2009		—		—		148.6
1% Foreign Currency Convertible Notes (USD) due 2011		95.3		4,279.7		16,876.8
Zero Coupon Foreign Currency Convertible Notes (JPY) due 2011		8.1		363.5		5,327.2
Zero Coupon Convertible Alternative Reference Securities (USD) due 2012 (CARS)		562.0		25,233.3		24,084.8
4% Foreign Currency Convertible Notes (USD) due 2014		482.0		21,640.9		—

Collateralized debt obligation		1,661.4		74,595.2		90,775.4
Buyers credit from banks at floating interest rate		138.1		6,199.7		9,862.6
Fixed deposits from public and shareholders		735.4		33,019.4		12,152.8
Loan from banks		1,023.5		45,959.8		17,183.2
Others		21.8		977.1		1,978.9

Total	US$	6,055.5	Rs.	271,890.8	Rs.	184,562.3
Less: current portion (refer note 18)		1,503.2		67,493.4		68,376.4

Long-term debt	US$	4,552.3	Rs.	204,397.4	Rs.	116,185.9

Tata Motors Limited and subsidiaries

Notes to Consolidated Financial Statements—(Continued)

The scheduled maturity of long-term debt as of March 31, 2010 is set out as below:

	As of March 31, 2010
Due in the years ending March 31,	(In millions)
2011	US$	1,503.2	Rs.	67,493.4
2012		1,222.8		54,903.9
2013		1,601.1		71,890.8
2014		516.9		23,207.1
2015		556.4		24,981.7
Thereafter		655.1		29,413.9

Total	US$	6,055.5	Rs.	271,890.8

Foreign currency convertible notes

Zero coupon foreign currency convertible notes (USD) due 2009

On April 27, 2004, Tata Motors Limited raised US$ 100 million by way of Zero coupon convertible notes due for redemption on April 27, 2009. The noteholders had an option to convert these notes into ordinary shares or ADSs of Tata Motors Limited determined at an initial conversion price of Rs. 573.106 per share (converted at fixed rate of exchange on conversion of Rs. 43.85 per USD), from and including June 7, 2004 to and including March 28, 2009. The conversion price was subject to certain adjustments. Further, Tata Motors Limited had a right to redeem in whole, but not in part, these Notes at any time on or after April 27, 2005, subject to certain conditions. Unless previously converted, redeemed or purchased and cancelled, these Notes were due for redemption on April 27, 2009, at 95.111% of the principal amount.

7,313,842 ordinary shares were allotted during the period April 27, 2004 to March 31, 2008, consequent to conversion of 95,590 Notes with an aggregate value of Rs. 5,792.3 million.

During the year ended March 31, 2009, 153,025 ordinary shares were allotted consequent to conversion of 2,000 Notes with an aggregate value, net of Rs. 0.1 million being stamp duty expenses on conversion, of Rs. 100 million. Further, 2,410 Notes with an aggregate value of Rs. 148.6 million outstanding as at March 31, 2009 were redeemed on maturity.

1% foreign currency convertible notes (USD) due 2011

On April 27, 2004, Tata Motors Limited also raised US$ 300 million by way of 1% Convertible Notes due for redemption on April 27, 2011. The noteholders have an option to convert these notes into ordinary shares or ADSs of Tata Motors Limited determined at an initial conversion price of Rs. 780.40 per share (converted at fixed rate of conversion of Rs. 43.85 per USD), from and including June 7, 2004 to and including March 28, 2011. The conversion price of the Notes was reset to a price of Rs. 737.29 per share on account of our rights issue in fiscal 2009 and further to a price of Rs. 736.72 per share on account of our GDS issue in fiscal 2010, at a fixed rate of conversion of Rs. 43.85 per USD. The conversion price remains subject to certain adjustments. In the event of certain changes affecting taxation, Tata Motors Limited has an option to redeem in whole but not in part, these Notes at any time. Unless previously converted, redeemed or purchased and cancelled, these Notes will be due for redemption on April 27, 2011 at 121.781% of the principal amount.

There was no conversion till March 31, 2009.

During the year ended March 31, 2010, the Company had offered to non-US noteholders of outstanding Notes, an option to convert their Notes into Ordinary Shares during a limited offer period from March 23, 2010 to March 29, 2010. During this period, as per the terms of Invitation Memorandum, noteholders could elect to receive shares at enhanced conversion terms. Noteholders, who did not participate, would continue with all the terms of their Notes as applicable prior to this limited period offer. 18,816,152 ordinary shares were allotted on conversion of 229,634 Notes, with an aggregate value, net of Rs. 12.3 million being stamp duty expenses on conversion, of Rs. 15,733.2 million (USD 350.4 million), to noteholders who exercised the option.

Further, as of March 31, 2010, 70,366 outstanding Notes may at the option of the noteholders be converted into 4,188,225 ADSs or shares at any time up to March 28, 2011.

Tata Motors Limited and subsidiaries

Notes to Consolidated Financial Statements—(Continued)

Zero coupon foreign currency convertible notes (JPY) due 2011

On March 20, 2006, Tata Motors Limited issued Yen 11,760 million (Rs. 4,500.3 million) Zero Coupon Convertible Notes due for redemption on March 21, 2011. The noteholders have an option to convert these Notes into ordinary shares or ADSs of Tata Motors Limited determined at an initial conversion price of Rs. 1,001.39 per share (converted at fixed rate of exchange on conversion of Rs. 1.00 per Yen 2.66), from and including May 2, 2006 to and including February 19, 2011. The conversion price of the Notes was reset to a price of Rs 946.07 per share on account of our rights issue in fiscal 2009 and further to a price of Rs 945.34 per share on account of our GDS issue in fiscal 2010, at a fixed rate of conversion of Rs. 1 per Yen 2.66. The conversion price remains subject to certain adjustments. Further, Tata Motors Limited has a right to redeem in whole, but not in part, these Notes at any time on or after March 20, 2009 but prior to February 8, 2011, subject to certain conditions. In the event of certain changes affecting taxation, Tata Motors Limited has an option to redeem in whole but not in part, these Notes at any time. Unless previously converted, redeemed or purchased and cancelled, these Notes will be due for redemption on March 21, 2011, at 99.253% of the principal amount.

There was no conversion till March 31, 2009. During the year ended March 31, 2009, the Company bought back and cancelled 30 Notes (Principal value of JPY 300 million).

During the year ended March 31, 2010, the Company had offered to non-US noteholders of outstanding Notes, an option to convert their Notes into Ordinary Shares during a limited offer period from March 23, 2010 to March 29, 2010. During this period, as per the terms of Invitation Memorandum, noteholders could opt to receive shares at enhanced conversion terms. Noteholders, who did not participate, would continue with all the terms of their Notes as applicable prior to this limited period offer. 7,827,114 ordinary shares were allotted on conversion of 1,071 Notes, with an aggregate value, net of Rs. 5.1 million being stamp duty expenses on conversion, of Rs. 5,507.5 million (USD 122.7 million), to noteholders who exercised the option.

Further, as of March 31, 2010, 75 outstanding Notes may at the option of the noteholders be converted into 298,258 ADSs or shares at any time up to February 19, 2011.

Zero coupon convertible alternative reference securities (USD) due 2012(CARS)

On July 12, 2007, Tata Motors Limited raised funds aggregating USD 490 million (Rs.19,927.1 million at issue) by issue of Zero Coupon Convertible Alternative Reference Securities (CARS) due on July 12, 2012, which allow Tata Motors Limited to give the noteholders an option to convert the notes into qualifying securities as per the terms of issue after appropriate adjustment to the conversion price. If Tata Motors Limited does not exercise this option, the conversion may be made by the noteholders from and including October 11, 2011 to and including June 12, 2012, into ordinary shares or ADSs of Tata Motors Limited, at an initial conversion price of Rs. 960.96 per share (equivalent to USD 23.67 at a fixed rate of exchange on conversion of Rs. 40.59 per USD) which is subject to adjustment in certain circumstances. The conversion price of the notes was reset to a price of Rs 907.87 per share on account of our rights issue in fiscal 2009 and further to a price of Rs 907.17 per share on account of our GDS issue in fiscal 2010, at a fixed rate of conversion of

Rs. 40.59 per USD. Tata Motors Limited has a right to redeem in whole, but not in part, these Notes at any time on or after October 11, 2011, subject to certain conditions. Unless previously converted, redeemed or purchased and cancelled as per the terms of issue, these will be redeemed on July 12, 2012 at 131.82% of the outstanding principal amount.

During the year ended March 31, 2009, the Company bought back and cancelled 170 Notes (Principal value of USD 17 million).

There has been no conversion till March 31, 2010.

Further, as of March 31, 2010, 4,730 outstanding Notes may at the option of the noteholders be converted into 21,163,696 ADSs or shares at any time from and including October 11, 2011 to and including June 12, 2012.

4% foreign currency convertible notes (USD) due 2014

On October 15, 2009, Tata Motors Limited raised funds aggregating USD 375 million (Rs. 17,941.9 million at issue) by issue of 4% Convertible Notes due on October 16, 2014. The noteholders have an option to convert these Notes into ordinary shares or GDSs or ADSs of Tata Motors Limited. The conversion may be made by the noteholders, in the case of Shares or GDSs, at any time during the period from and including November 25, 2009 to and including October 9, 2014 and, in the case of ADSs, at any time from and including October 15, 2010 to and including October 9, 2014, at an initial conversion price of Rs. 623.88 per share (equivalent to USD13.48 per share at a fixed rate of exchange on conversion of Rs. 46.28 per USD). The conversion price is subject to adjustment in certain circumstances. Tata Motors Limited has a right to redeem in whole but not in part, these Notes at any time on or after October 15, 2012, subject to certain conditions. In the event of certain changes affecting taxation, Tata Motors Limited has an option to redeem in whole but not in part, these Notes at any time. Unless previously converted, redeemed or purchased and cancelled as per the terms of issue, these Notes will be due for redemption on October 16, 2014 at 108.505 % of the principal amount.

Tata Motors Limited and subsidiaries

Notes to Consolidated Financial Statements—(Continued)

There has been no conversion till March 31, 2010.

Further, as of March 31, 2010, 3,750 outstanding Notes may at the option of the noteholders be converted into 27,817,850 Shares or GDSs at any time up to October 9, 2014 and into 27,817,850 ADSs at any time from and including October 15, 2010 to and including October 9, 2014.

The embedded conversion option in foreign currency convertible notes/ convertible alternative reference securities is not clearly and closely related to the host debt contracts as the conversion options will be settled by delivery of fixed number of shares for fixed amounts of foreign currency which represents variable amount of cash in Indian Rupees, the functional currency of Tata Motors Limited. Change in the fair value of the conversion option is recognized in the statement of operations.

Loan from banks

Loan from banks includes loan of Rs 20,023.8 million from European Investment Bank (EIB) to Jaguar Land Rover. The loan is to finance development of micro and full hybrid drive trains and research into more energy efficient car bodies by Jaguar Land Rover. The loan is structured with guarantee support from banks.

Certain loans from banks availed by some of the subsidiary companies carry covenants restricting repayment of intra-group loans and payment of dividend.

Buyers credit

The buyers line of credit from banks is repayable within three years from drawdown dates.

Collateralized debt obligation

These represent amount received against finance receivables securitized/ assigned, which does not qualify for derecognition.

Fixed deposits from public and shareholders

These are unsecured deposits for a fixed tenor of up to three years bearing interest rates ranging from 8% to 12.25%.

For details of carrying amount of assets pledged as security for secured borrowings refer note 39.

23.	Other financial liabilities

Other financial liabilities non-current consist of the following

	As of March 31,
	2010		2010		2009
	(In millions)
Insurance payable	US$	22.5	Rs.	1,008.9	Rs.	2,904.8
Lease liabilities		37.2		1,668.4		2,138.4
Deferred payment liability		87.3		3,920.2		—
Retention money, security deposits and others		36.3		1,633.0		3,084.0

Total	US$	183.3	Rs.	8,230.5	Rs.	8,127.2

24.	Other liabilities

Other liabilities non-current consist of the following

	As of March 31,
	2010		2010		2009
	(In millions)
Employee benefit obligations	US$	167.5	Rs.	7,520.1	Rs.	6,001.9
Others		9.3		420.4		1,558.8

Total	US$	176.8	Rs.	7,940.5	Rs.	7,560.7

Tata Motors Limited and subsidiaries

Notes to Consolidated Financial Statements—(Continued)

25.	Equity

Ordinary shares and ‘A’ ordinary shares

The movement of number of shares and share capital is as follows.

	Year ended March 31,
	2010						2009						2008
	Ordinary shares			‘A’ Ordinary shares			Ordinary shares			‘A’Ordinary shares			Ordinary shares
	No. of shares	Rs. in million		No. of shares	Rs. in million		No. of shares	Rs. in million		No. of shares	Rs. in million		No. of shares	Rs. in million
Shares at the beginning	449,832,659	Rs.	4,498.7	64,175,655	Rs.	641.8	385,503,954	Rs.	3,855.4	—	Rs.	—	385,373,885	Rs.	3,854.1
Shares allotted in rights issue	—		—	—		—	64,175,655		641.8	64,175,655		641.8	—		—
Share issued on conversion of foreign currency convertible notes	26,643,266		266.4	—		—	153,025		1.5	—		—	130,069		1.3
Shares issued, (abeyance right issue-2001 and 2008)	939		—	719		—	25		—	—		—	—		—
Shares issued*	29,904,306		299.1	—		—	—		—	—		—	—		—

Shares at the end	506,381,170	Rs.	5,064.2	64,176,374	Rs.	641.8	449,832,659	Rs.	4,498.7	64,175,655	Rs.	641.8	385,503,954	Rs.	3,855.4

		US$	112.8		US$	14.3

*	The Company has issued 29,904,306 Global Depository Shares (GDS), each representing one share at a price of US$ 12.54 per GDS, aggregating US$ 375 million (Rs. 299.1 million share capital and Rs. 16,932.1 million additional paid-in capital (net of issue expenses of Rs 711.2 million)).

Tata Motors Limited and subsidiaries

Notes to Consolidated Financial Statements—(Continued)

Authorized share capital

Authorized share capital includes 700,000,000 ordinary shares of Rs 10 each as of March 31, 2010 and March 31, 2009 and 200,000,000 ‘A’ ordinary shares of Rs. 10 each as of March 31, 2010 and March 31, 2009 and 300,000,000 convertible cumulative preference shares of Rs. 100 each as of March 31, 2010 and March 31, 2009.

Issued and subscribed

Issued and fully paid up share capital includes 506,367,420, 449,818,909 and 385,490,204 ordinary shares as of March 31, 2010, March 31, 2009 and March 31, 2008, respectively and 64,176,374 and 64,175,655 ‘A’ ordinary shares as of March 31, 2010 and March 31, 2009, respectively. Issued and partly paid up share capital includes 13,750 ordinary shares as of March 31, 2010, March 31, 2009 and March 31, 2008.

‘A’ ordinary share capital

The shareholders of ‘A’ Ordinary shares are entitled to receive dividend of five percentage points more than the aggregate rate of dividend determined by Tata Motors Limited on ordinary shares for the financial year.

If any resolution at any general meeting of shareholders is put to vote on poll, or if any resolution is put to vote by postal ballot, each ‘A’ Ordinary shareholders shall be entitled to one vote for every ten ‘A’ Ordinary Shares held.

Tata Motors Limited and subsidiaries

Notes to Consolidated Financial Statements—(Continued)

26.	Other components of equity

a) The movement of currency translation reserve is as follows:

	Year ended March 31,
	2010		2010		2009		2008
	(In millions)
Balance at the beginning	US$	(455.1)	Rs.	(20,432.6)	Rs.	548.7	Rs.	1,618.4
Exchange differences arising on translating the net assets of foreign operations (net)		(121.2)		(5,444.4)		(21,035.6)		(1,141.0)
Tax on translation reserve related to undistributed earnings		(1.6)		(71.0)		51.3		71.3
Amount reclassified to profit or loss on sale of controlling equity interest in a subsidiary		(0.6)		(30.2)		—		—
Net change in translation reserve - equity accounted investees (net)		(0.1)		(4.1)		3.0		—

Balance at the end	US$	(578.6)	Rs.	(25,982.3)	Rs.	(20,432.6)	Rs.	548.7

b) The movement of available-for-sale investments reserve is as follows:

	Year ended March 31,
	2010		2010		2009		2008
	(In millions)
Balance at the beginning	US$	12.2	Rs.	546.6	Rs.	20,649.0	Rs.	13,297.9
Gain/(loss) arising on revaluation of available-for-sale investments (net)		52.1		2,339.1		(12,535.4)		7,424.0
Income tax relating to gain/loss arising on revaluation of available-for-sale investments (net), where applicable		(8.8)		(396.3)		444.8		(63.4)
Cumulative (gain)/loss reclassified to profit or loss on sale of available-for-sale investments (net)		(38.9)		(1,745.3)		(8,014.0)		(15.1)
Income tax relating to cumulative gain/loss reclassified to profit or loss on sale of available-for-sale investments (net), where applicable		—		0.7		2.5		(1.9)
Net change in share of available-for-sale investments reserves – equity accounted investees (net)		(0.3)		(11.3)		(0.3)		7.5

Balance at the end	US$	16.3	Rs.	733.5	Rs.	546.6	Rs.	20,649.0

c) The movement of Hedging reserve is as follows:

	Year ended March 31,
	2010		2010		2009		2008
	(In millions)
Balance at the beginning	US$	(19.5)	Rs.	(875.1)	Rs.	—	Rs.	—
Gain/(loss) recognised on cash flow hedges		—		—		(1,325.7)		—
Income tax relating to gain/loss recognized on cash flow hedges		—		—		450.6		—
(Gain)/loss reclassified to profit or loss		29.5		1,325.7		—		—
Income tax relating to gain/loss reclassified to profit or loss		(10.0)		(450.6)		—		—

Balance at the end	US$	—	Rs.	—	Rs.	(875.1)	Rs.	—

d) Summary of other components of equity:

	As of March 31,
	2010		2010		2009		2008
	(In millions)
Currency translation reserve	US$	(578.6)		Rs. (25,982.3)		Rs. (20,432.6)		Rs. 548.7
Available-for-sale investments reserve		16.3		733.5		546.6		20,649.0
Hedging reserve		—		—		(875.1)		—

Total	US$	(562.3)		Rs. (25,248.8)		Rs. (20,761.1)		Rs. 21,197.7

Tata Motors Limited and subsidiaries

Notes to Consolidated Financial Statements—(Continued)

27.	Notes to reserves and dividends

Capital redemption reserve

The Indian Companies Act, 1956 (the “Companies Act”) requires that where a company purchases its own shares not out of proceeds of a fresh issue but out of free reserves, then a sum equal to the nominal value of the shares so purchased shall be transferred to a capital redemption reserve account, which may be applied to issue fully paid bonus shares. Tata Motors Limited established this reserve pursuant to the redemption of preference shares issued in earlier years.

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

Special reserve

The special reserve represents the reserve created by two subsidiaries of Tata Motors Limited pursuant to the Reserve Bank of India Act, 1934 (the “RBI Act”) and related regulations applicable to those companies. Under the RBI Act, a non-banking finance company is required to transfer an amount not less than 20 per cent of its net profit to a reserve fund before declaring any dividend. Appropriation from this reserve fund is permitted only for the purposes specified by the RBI.

Earned surplus reserve

Under the Korean commercial code, Tata Daewoo Commercial Vehicle Company Limited (TDCV, a subsidiary company) is required to appropriate at least 10% of cash dividend declared each year to a legal reserve until such reserves equal to 50% of capital stock. This reserve may not be utilized for cash dividends, but may only be used to offset against future deficit, if any, or may be transferred to capital stock.

Dividends

The final dividend is recommended by the Board of Directors and is recorded in the books of account upon its approval by the shareholders. Tata Motors Limited is liable to income tax on distribution of profits. Tata Motors Limited paid dividend per share of Rs. 6/- for Ordinary Shares and Rs. 6.50 for ‘A’ Ordinary Shares during the year ended March 31, 2010 and Rs. 15/- per Ordinary Share during both the years ended March 31, 2009 and March 31, 2008. In the meeting of Board of Directors of Tata Motors Limited held on May 27, 2010, the Board recommended a dividend of Rs. 15/- per Ordinary Share and Rs. 15.50 per ‘A’ Ordinary Share, which has been subsequently approved by the shareholders in their Annual General Meeting held on September 1, 2010. The total amount of dividend of Rs. 10,017.2 million, including tax on distributed profits of Rs. 1,426.8 million, was paid subsequent to September 1, 2010.

28.	Employee Cost

Employee cost consists of the following:

	Years ended March 31,
	2010		2010	2009	2008
	(In millions)
Salaries, wages and staff welfare expenses	US$	1,749.1	Rs. 78,535.9	Rs. 72,588.4	Rs.	26,562.7
Contribution to provident fund and other funds		209.6	9,409.0	2,611.3		2,200.9

Total	US$	1,958.7	Rs. 87,944.9	Rs. 75,199.7	Rs.	28,763.6

Tata Motors Limited and subsidiaries

Notes to Consolidated Financial Statements—(Continued)

29.	Other Expenses

Other expenses consist of the following:

	Year ended March 31,
	2010		2010		2009		2008
	(In millions)
Stores, spare parts and tools consumed	US$	232.8	Rs.	10,453.6	Rs.	7,984.0	Rs.	5,547.1
Freight and transportation expenses		558.2		25,064.6		24,129.1		10,472.4
Research and product development cost		110.9		4,977.2		3,474.2		661.6
Warranty and product liability expenses		501.6		22,524.3		23,862.0		3,256.7
Allowance for trade and other receivables, and finance receivables		144.9		6,509.6		8,525.1		5,953.5
Works operation and other expenses		1,305.3		58,605.6		62,055.2		16,476.2
Repairs to building and plant and machinery		73.6		3,302.1		3,201.6		1,000.0
Processing charges		196.2		8,808.0		4,975.2		5,128.8
Power and fuel		149.1		6,695.3		6,898.1		4,077.7
Rent, rates and taxes		64.4		2,890.0		2,878.1		1,291.9
Insurance		36.2		1,623.2		1,476.6		579.7
Publicity		653.7		29,354.2		26,154.4		3,475.3

Total	US$	4,026.9	Rs.	180,807.7	Rs.	175,613.6	Rs.	57,920.9

30.	Gain on sale of equity interests in subsidiary

a)                 During the year ended March 31, 2010, Tata Motors sold controlling equity interest in its subsidiary, Telco Construction Equipment Company Limited (Telcon) to Hitachi Construction Machinery Company Limited (Tata Motors’ Technology and equity partner in Telcon) for a cash consideration of Rs. 11,595.0 million. A gain of Rs. 27,565.5 million has been recorded on this transaction. This includes gain of Rs. 16,993.5 million attributable to fair valuation of retained interest of 40% in Telcon. Consequently, Tata Motors’ holding in Telcon has been reduced from 60% to 40%

         (refer note 2(v)).

Assets and liabilities over which control was lost during the year ended March 31, 2010:

	(In millions)
Assets:
Current assets:
Cash and cash equivalents	US$	10.0	Rs.	450.2
Trade receivables		55.3		2,484.6
Other financial assets		0.4		19.4
Inventories		130.1		5,840.8
Other current assets		26.0		1,167.2

Total current assets		221.8		9,962.2
Other financial assets		1.0		42.8
Property, plant and equipment		167.2		7,507.0
Goodwill		30.2		1,358.1
Intangible assets		19.5		877.6
Current income tax assets		7.0		313.1
Other non-current assets		7.1		319.6

Total non-current assets		232.0		10,418.2

Total assets	US$	453.8	Rs.	20,380.4

Tata Motors Limited and subsidiaries

Notes to Consolidated Financial Statements—(Continued)

	(In millions)

Liabilities:
Current liabilities:
Accounts payable	US$	77.1	Rs.	3,460.6
Acceptances		50.8		2,280.3
Short-term borrowings and current portion of long-term debt		97.7		4,388.5
Other financial liabilities		19.4		869.3
Provisions		5.2		235.2
Other current liabilities		15.9		712.9
Current income tax liabilities		0.3		12.9

Total current liabilities		266.4		11,959.7
Long-term debt		28.1		1,262.6
Other financial liabilities		—		0.7
Deferred income taxes		11.5		517.8
Provisions		4.2		188.0

Total non-current liabilities		43.8		1,969.1

Total liabilities	US$	310.2	Rs.	13,928.8

b)                 During the year ended March 31, 2009, Tata Motors sold controlling equity interest in its subsidiary Tata AutoComp Systems Ltd (TACO) to a related party for a cash consideration of Rs. 1,610.2 million. A gain of Rs. 1,404.7 million has been recorded on this transaction. Subsequent to this, TACO became an associate of Tata Motors.

c)                 During the year ended March 31, 2008, Tata Motors sold a part of its equity interest in its subsidiaries, HV Axles Limited (HVAL) and HV Transmission Limited (HVTL) to a related party for a cash consideration of Rs. 1,012.5 million and Rs. 630.0 million respectively. A gain of Rs. 1,100.1 million (included in other income) has been recorded on these transactions. Consequently, Tata Motors holding in both of these subsidiaries has been reduced from 100% to 85%.

During the year ended March 31, 2008, TACO the then subsidiary of Tata Motors sold part of its equity interest in its subsidiary, Automotive Stampings and Assemblies Ltd (ASAL) to Gestamp Auto (joint venture partner of TACO) for a cash consideration of Rs. 364.3 million. A gain of Rs. 148.0 million has been recorded on this transaction. Consequently, TACO’s holding in ASAL has been reduced from 81.35% to 43.86%.

31.	Other income/(loss) (net)

	Year ended March 31,
	2010		2010	2009		2008
	(In millions)
Miscellaneous income *	US$	106.4	Rs. 4,772.1	Rs	4,721.3	Rs. 1,449.4
Gain/(loss) on sale of equity interest in subsidiary/ equity accounted investees		—	—		(30.0)	1,288.7
Dividends and income on mutual funds		8.1	363.7		783.6	1,218.0
Gain on sale of available-for-sale investments (net)		156.4	7,023.1		6,058.0	175.0
Gain/(loss) on change in the fair value of conversion options		(248.9)	(11,173.5)		2,806.5	3,155.5
Gain/(loss) on sale of assets/assets written off and others		(31.3)	(1,404.0)		(44.6)	243.4

Total	US$	(9.3)	Rs. (418.6)	Rs.	14,294.8	Rs. 7,530.0

*	Includes gain on buyback of foreign currency convertible notes of Rs. Nil, Rs. 493.9 million and Rs. Nil for the year ended March 31, 2010, 2009 and 2008, respectively.

32.	Interest expense (net)

Interest expense (net) consist of the following:

	Year ended March 31,
	2010		2010		2009		2008
	(In millions)
Gross interest expense	US$	990.7	Rs.	44,480.0	Rs	38,147.1	Rs.	18,236.7
Less: Interest capitalized *		(91.0)		(4,084.0)		(3,924.8)		(1,773.2)

Total	US$	899.7	Rs.	40,396.0	Rs.	34,222.3	Rs.	16,463.5

The weighted average rate for capitalization of interest relating to general borrowings was approximately 7.0%, 9.5% and 7.0% for the year ended March 31, 2010, 2009 and 2008, respectively.

*	Represents borrowing costs capitalized during the year on qualifying assets (property plant and equipment and product development).

Tata Motors Limited and subsidiaries

Notes to Consolidated Financial Statements—(Continued)

33.	Sale of finance receivables

During the year ended March 31, 2008, Tata Motors sold certain finance receivables and certain other rights related to this activity to a related party for a cash consideration of Rs. 10,226.0 million resulting in a gain of Rs. 923.5 million.

Tata Motors Limited and subsidiaries

Notes to Consolidated Financial Statements—(Continued)

34.	Employee benefits

Defined Benefit Plan

Pension and post retirement medical plans

The following table sets out the funded and unfunded status and the amounts recognized in the financial statements for the pension and the post retirement medical plans in respect of Tata Motors and its Indian subsidiaries:

	As of March 31,
	Pension Benefits						Post retirement medical Benefits
	2010		2010		2009		2010		2010		2009
	(In millions)
Change in defined benefit obligation:
Defined benefit obligation, beginning of the year	US$	127.7	Rs.	5,731.8	Rs.	5,606.4	US$	19.0	Rs.	851.3	Rs.	704.9
Sale of controlling equity interest in subsidiary during the year		(5.9)		(264.3)		(30.5)		(0.8)		(38.1)		—
Service cost		7.0		313.5		314.3		0.7		32.7		27.9
Interest cost		10.0		448.7		439.2		1.6		70.5		58.0
Actuarial loss		10.2		460.0		84.9		—		(1.4)		105.7
Plan amendments		—		—		30.7		—		—		—
Benefits paid		(14.2)		(638.7)		(534.5)		(1.0)		(43.8)		(45.2)
Settlements				—		(178.7)				—		—

Defined benefit obligation, end of the year	US$	134.8	Rs.	6,051.0	Rs.	5,731.8	US$	19.5	Rs.	871.2	Rs.	851.3

Change in plan assets:
Fair value of plan assets, beginning of the year	US$	114.7	Rs	5,148.5	Rs.	4,985.9	US$	—	Rs.	—	Rs.	—
Sale of controlling equity interest in subsidiary during the year		(6.2)		(276.8)		(20.6)		—		—		—
Expected return on plan assets		9.4		421.0		384.1		—		—		—
Actuarial gain / (loss)		(1.1)		(47.7)		97.9		—		—		—
Employer’s contributions		19.3		867.2		370.9		1.0		43.78		45.2
Benefits paid		(14.2)		(638.7)		(534.5)		(1.0)		(43.78)		(45.2)
Settlements		—		—		(135.2)		—		—		—

Fair value of plan assets, end of the year	US$	121.9	Rs.	5,473.5	Rs.	5,148.5	US$	—	Rs.	—	Rs.	—

Tata Motors Limited and subsidiaries

Notes to Consolidated Financial Statements—(Continued)

	As of March 31,
	Pension Benefits						Post retirement medical Benefits
	2010		2010		2009		2010		2010		2009
	(In millions)
Amount recognized in the balance sheet consists of:
Present value of defined benefit obligation	US$	134.8	Rs.	6,051.0	Rs.	5,731.8	US$	19.5	Rs.	871.2	Rs.	851.3
Fair value of plan assets		121.9		5,473.5		5,148.5		—		—		—

Net liability	US$	(12.9)	Rs.	(577.5)	Rs.	(583.3)	US$	(19.5)	Rs.	(871.2)	Rs.	(851.3)

Amounts in the balance sheet:
Non –current assets	US$	1.1	Rs.	51.2	Rs.	69.8	US$	—	Rs.	—	Rs.	—
Non –current liabilities		(14.0)		(628.7)		(653.1)		(19.5)		(871.2)		(851.3)

Net liability	US$	(12.9)	Rs.	(577.5)	Rs.	(583.3)	US$	(19.5)	Rs.	(871.2)	Rs.	(851.3)

	As of March 31,
	Pension Benefits								Post retirement medical Benefits
	2010		2010		2009		2008		2010		2010		2009		2008
	(In millions)
Experience adjustments
Present value of defined benefit obligation	US$	134.8	Rs.	6,051.0	Rs	. 5,731.8	Rs	. 5,606.4	US$	19.5	Rs.	871.2	Rs	. 851.3	Rs	. 704.9
Fair value of plan assets		121.9		5,473.5		5,148.5		4,985.9		—		—		—		—
Surplus/ (deficit)		(12.9)		(577.5)		(583.3)		(620.5)		(19.5)		(871.2)		(851.3)		(704.9)
Experience adjustments on plan liabilities		(1.1)		(47.3)		(464.0)		393.3		0.1		3.9		48.7		367.1
Experience adjustments on plan assets	US$	(1.1)	Rs.	(51.4)	Rs	105.7		(80.7)	US$	—	Rs.	—	Rs.	—	Rs.	—

		Amount recognized in other comprehensive income consists of:

	As of March 31,
	Pension Benefits								Post retirement medical Benefits
	2010		2010		2009		2008		2010		2010		2009		2008
	(In millions)
Actuarial loss /(gain)	US$	21.7	Rs.	972.5	Rs.	539.2	Rs.	552.2	US$	3.2	Rs.	144.7	Rs	163.1	Rs.	57.4

	US$	21.7	Rs.	972.5	Rs.	539.2	Rs.	552.2	US$	3.2	Rs.	144.7	Rs	163.1	Rs.	57.4

Information for funded plans with a defined benefit obligation in excess of plan assets:

	As of March 31,
	Pension Benefits
	(In millions)
	2010		2010		2009
Defined benefit obligation	US$	123.3	Rs.	5,534.1	Rs.	744.5
Fair value of plan assets	US$	121.9	Rs.	5,473.5	Rs.	621.6

Tata Motors Limited and subsidiaries

Notes to Consolidated Financial Statements—(Continued)

Information for funded plans with a defined benefit obligation less than plan assets:

	As of March 31,
	Pension Benefits
	(In millions)
	2010		2010		2009
Defined benefit obligation	US$	—	Rs.	—	Rs.	4,509.1
Fair value of plan assets	US$	—	Rs.	—	Rs.	4,526.9

Information for unfunded plans:

					As of March 31,
					Pension Benefits						Post retirement medical Benefits
					2010		2010		2009		2010		2010		2009
					(In millions)
Defined benefit obligation					US$	11.5	Rs.	516.9	Rs	478.2	US$	19.5	Rs.	871.2	Rs.	851.3

Net pension and post retirement medical cost consists of the following components:

	Year ended March 31,
	Pension Benefits								Post retirement medical Benefits
	2010		2010		2009		2008		2010		2010		2009		2008
	(In millions)
Service cost	US$	7.0	Rs.	313.5	Rs.	314.3	Rs.	265.8	US$	0.7	Rs.	32.7	Rs.	27.9	Rs.	29.3
Interest cost		10.0		448.7		439.2		404.9		1.6		70.5		58.0		50.3
Expected return on plan assets		(9.4)		(421.0)		(384.1)		(360.4)		—		—		—		—
Cost/( gain) of settlement		—		—		(43.5)		(48.7)		—		—		—		—
Past service cost		—		—		30.7		—		—		—		—		—

Net periodic cost	US$	7.6	Rs.	341.2	Rs.	356.6	Rs.	261.6	US$	2.3	Rs.	103.2	Rs.	85.9	Rs.	79.6

Other changes in plan assets and benefit obligation recognized in other comprehensive income.

	Year ended March 31,
	Pension Benefits								Post retirement medical Benefits
	2010		2010		2009		2008		2010		2010		2009		2008
	(In millions)
Actuarial loss/ (gain)	US$	11.3	Rs.	507.7	Rs.	(13.0)	Rs.	552.2	US$	—	Rs.	(1.4)	Rs.	105.7	Rs.	57.4
Sale of controlling equity interest in subsidiary during the year		(1.7)		(74.4)		—		—		(0.4)		(17.0)		—		—

Total recognized in other comprehensive income	US$	9.6	Rs.	433.3	Rs.	(13.0)	Rs.	552.2	US$	(0.4)	Rs.	(18.4)	Rs.	105.7	Rs.	57.4

Total recognized in statement of operations and other comprehensive income	US$	17.2	Rs.	774.5	Rs.	343.6	Rs.	813.8	US$	1.9	Rs.	84.8	Rs.	191.6	Rs.	137.0

Tata Motors Limited and subsidiaries

Notes to Consolidated Financial Statements—(Continued)

The assumptions used in accounting for the pension and post retirement medical plans are set out below:

	Year ended March 31,
	Pension Benefits			Post retirement medical Benefits
	2010	2009	2008	2010	2009	2008
Discount rate	6.75% - 8.50%	6.75% -8.50%	7.75% - 8.50%	8.50%	8.50%	8.50%
Rate of increase in compensation level of covered employees	2.00% - 8.00%	0.00% -7.50%	5.00% - 8.50%	NA	NA	NA
Increase in health care cost	NA	NA	NA	4.00%	4.00%	4.00%
Expected rate of return on plan assets	8.00%	8.00%	8.00%	NA	NA	NA

The expected return on plan assets is determined considering several applicable factors mainly including the composition of the plan assets held, assessed risks of asset management, historical results of the return on plan assets and the Company’s policy for plan asset management.

Plan Assets

The Company’s pension plan asset allocation as of March 31, 2010 and 2009 by category are as follows:

	Pension benefits
	Plan assets as of March 31,
	2010	2009
Asset category:
Debt securities	76%	78%
Balances with banks	24%	22%

	100%	100%

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

The Company expects to contribute Rs. 772.8 million to the funded pension plans in fiscal 2011.

The table below outlines the effect on the service cost, the interest cost and the defined benefit obligation in the event of an increase of 1% in the assumed rate of increase in health care cost:

	Year ended March 31,
	2010		2010		2009
	(In millions)
Effect on defined benefit obligation	US$	2.9	Rs.	130.3	Rs. 85.6
Effect on service cost and interest cost	US$	0.3	Rs.	12.4	Rs. 5.8

The table below outlines the effect on the service cost, the interest cost and the defined benefit obligation in the event of a decrease of 1% in the assumed rate of decrease in health care cost:

	Year ended March 31,
	2010		2010		2009
	(In millions)
Effect on defined benefit obligation	US$	(0.9)	Rs.	(41.3)	Rs.	(73.9)
Effect on service cost and interest cost	US$	(0.2)	Rs.	(11.0)	Rs.	(7.9)

Tata Motors Limited and subsidiaries

Notes to Consolidated Financial Statements—(Continued)

Severance indemnity plan

Severance indemnity is an unfunded plan of Tata Daewoo Commercial Vehicles Limited (TDCV), a subsidiary of Tata Motors Limited.

The following table sets out, the amounts recognized in the financial statements for the severance indemnity plan.

			As of March 31,
			2010		2010		2009
			(In millions)
Change in defined benefit obligation:
Defined benefit obligation, beginning of the year			US$	38.9	Rs.	1,748.1	Rs.	1,564.8
Service cost				3.9		175.4		147.5
Interest cost				2.0		88.5		76.4
Actuarial loss				4.4		197.5		199.6
Benefits paid				(3.6)		(162.6)		(101.6)
Foreign currency translation				2.8		125.2		(138.6)

Defined benefit obligation, end of the year			US$	48.4	Rs.	2,172.1	Rs.	1,748.1

Change in plan assets:
Fair value of plan assets, beginning of the year			US$	—	Rs.	—	Rs.	—
Expected return on plan assets				—		—		—
Actuarial (loss) / gain				—		—		—
Employer’s contributions				3.6		162.6		101.6
Benefits paid				(3.6)		(162.6)		(101.6)

Fair value of plan assets, end of the year			US$	—	Rs.	—	Rs.	—

			As of March 31,
			2010		2010		2009
			(In millions)
Amount recognized in the balance sheet consist of:
Present value of defined benefit obligation			US$	48.4	Rs.	2,172.1	Rs.	1,748.1

Net liability			US$	(48.4)	Rs.	(2,172.1)	Rs.	(1,748.1)

Amounts in the balance sheet:
Non- current liabilities			US$	(48.4)	Rs.	(2,172.1)	Rs.	(1,748.1)

	As of March 31,
	2010		2010		2009		2008
	(In millions)
Experience adjustments
Present value of defined benefit obligation	US$	48.4	Rs.	2,172.1	Rs.	1,748.1	Rs.	(1,564.8)
Fair value of plan assets		—		—		—		—
Surplus/ (deficit)		(48.4)		(2,172.1)		(1,748.1)		(1,564.8)
Experience adjustments on plan liabilities		(4.5)		(200.9)		(154.2)		(140.8)
Experience adjustments on plan assets	US$	—	Rs.	—	Rs.	—	Rs.	—

Tata Motors Limited and subsidiaries

Notes to Consolidated Financial Statements—(Continued)

Amount recognized in other comprehensive income for severance indemnity consists of:

	As of March 31,
	2010		2010	2009
	(In millions)
Actuarial loss / (gain)	US$	10.6	Rs. 474.0	Rs.	276.5

Net severance indemnity cost consists of the following components:

	As of March 31,
	2010		2010		2009		2008
	(In millions)
Service cost	US$	3.9	Rs.	175.4	Rs.	147.5	Rs.	189.0
Interest cost		2.0		88.5		76.4		68.7

Net periodic pension cost	US$	5.9	Rs.	263.9	Rs.	223.9	Rs.	257.7

Other changes in plan assets and benefit obligation recognized in other comprehensive income for severance indemnity plan:

	Year ended March 31,
	2010		2010		2009		2008
	(In millions)
Actuarial loss / (gain)	US$	4.4	Rs.	197.5	Rs.	199.6	Rs.	76.9
Total recognized in other comprehensive income	US$	4.4	Rs.	197.5	Rs.	199.6	Rs.	76.9

Total recognized in statement of operations and other comprehensive income	US$	10.3	Rs.	461.4	Rs.	423.5	Rs.	334.6

The assumptions used in accounting for the Severance indemnity plan is set out below:

	Year ended March 31,
	2010	2009	2008
Discount rate	4.84%	5.00%	5.38%
Rate of increase in compensation level of covered employees	7.00%	7.00%	7.00%

Tata Motors Limited and subsidiaries

Notes to Consolidated Financial Statements—(Continued)

Jaguar Cars Ltd and Land Rover UK, have pension arrangements providing employees with defined benefits related to pay and service as set out in the rules of each fund. The following table sets out the disclosure pertaining to employee benefits of Jaguar Cars Limited and Land Rover, UK.

	As of March 31,
	Pension benefits
	2010		2010		2009
	(In millions)
Change in defined benefit obligation:
Defined benefit obligation, beginning of the year	US$	4,926.4	Rs.	221,195.4	Rs.	—
Liability on acquisition		—		—		265,951.0
Service cost		106.9		4,800.4		4,827.8
Interest cost		346.3		15,550.5		12,604.3
Actuarial (gain) /loss		1,091.8		49,022.0		(26,288.6)
Benefits paid		(184.0)		(8,260.5)		(6,017.8)
Member contributions		32.9		1,478.1		2,222.9
Expenses paid		—		(1.5)		(0.7)
Plan amendments		2.7		122.5		—
Plan curtailment		(1.2)		(54.5)		—
Plan settlement		(0.2)		(6.8)		—
Plan combinations		0.6		27.3		574.1
Foreign currency translation		(455.9)		(20,470.5)		(32,677.6)

Defined benefit obligation, end of the year	US$	5,866.3	Rs.	263,402.4	Rs.	221,195.4

Change in plan assets:
Fair value of plan assets, beginning of the year	US$	5,031.6	Rs.	225,918.1	Rs.	—
Asset on acquisition		—		—		293,418.8
Expected return on plan assets		292.8		13,148.8		17,094.6
Actuarial gain /(loss)		948.6		42,592.7		(52,215.7)
Employer’s contributions		88.7		3,980.6		5,526.4
Members contributions		32.9		1,478.1		2,222.9
Benefits paid		(184.0)		(8,260.5)		(6,017.8)
Expenses paid		—		(1.5)		—
Plan settlement		(0.2)		(6.8)		—
Plan combinations		—		—		545.0
Foreign currency translation		(440.1)		(19,760.9)		(34,656.1)

Fair value of plan assets, end of the year	US$	5,770.3	Rs.	259,088.6	Rs.	225,918.1

Tata Motors Limited and subsidiaries

Notes to Consolidated Financial Statements—(Continued)

	Year ended March 31,
	Pension benefits
	2010		2010		2009
	(In millions)
Amount recognized in the balance sheet consist of:
Present value of defined benefit obligation	US$	5,866.3	Rs.	263,402.4	Rs.	221,195.4
Fair value of plan Assets		5,770.3		259,088.6		225,918.1

Surplus/ (deficit)		(96.0)		(4,313.8)		4,722.7
Restriction of pension asset (as per IFRIC 14)		(3.9)		(176.4)		(2,903.1)
Onerous obligation		(52.1)		(2,337.2)		(4,360.1)
Foreign currency translation		1.1		50.6		—

Net liability	US$	(150.9)	Rs.	(6,776.8)	Rs.	(2,540.5)

Amount recognized in the balance sheet consist of:
Non- current assets	US$	0.7	Rs.	29.8	Rs.	2,616.0
Non -current liabilities		(151.6)		(6,806.6)		(5,156.5)

Net liability	US$	(150.9)	Rs.	(6,776.8)	Rs.	(2,540.5)

Experience adjustments
Present value of defined benefit obligation	US$	5,866.3	Rs.	263,402.4	Rs.	221,195.4
Fair value of plan assets		5,770.3		259,088.6		225,918.1
Surplus/ (deficit)		(96.0)		(4,313.8)		4,722.7
Experience adjustments on plan liabilities		980.9		44,042.5		2,412.6
Experience adjustments on plan assets	US$	852.3	Rs.	38,266.3	Rs.	48,909.7
Amount recognized in other comprehensive income
	As of March 31,
	Pension benefits
	2010		2010		2009
	(In millions)
Actuarial loss/ (gain)	US$	720.6	Rs.	32,356.4	Rs.	25,927.1
Restriction of pension asset (as per IFRIC 14)		(295.7)		(13,275.2)		(10,548.5)
Onerous obligation		(41.4)		(1,860.8)		162.1

	US$	383.5	Rs.	17,220.4	Rs.	15,540.7

Net pension and post retirement cost consists of the following components:
	Year ended March 31,
	Pension benefits
	2010		2010		2009
	(In millions)
Service cost	US$	106.9	Rs.	4,800.4	Rs.	4,827.8
Interest cost		346.3		15,550.5		12,604.3
Expected return on plan assets		(292.8)		(13,148.8)		(17,094.6)

Net periodic pension cost	US$	160.4	Rs.	7,202.1	Rs.	337.5

Tata Motors Limited and subsidiaries

Notes to Consolidated Financial Statements—(Continued)

Other changes in plan assets and benefit obligations recognized in other comprehensive income:

	Year ended March 31,
	Pension benefits
	2010		2010		2009
	(In millions)
Actuarial loss/ (gain)	US$	143.2	Rs.	6,429.3	Rs.	25,927.1
Restriction on pension asset (as per IFRIC 14)		(60.7)		(2,726.7)		(10,548.5)
Onerous obligation		(45.1)		(2,022.9)		162.1

Total recognized in other comprehensive income	US$	37.4	Rs.	1,679.7	Rs.	15,540.7

Total recognized in statement of operations and other comprehensive income	US$	197.8	Rs.	8,881.4	Rs.	15,878.2

The overall expected rate of return is calculated by weighting the individual rates in accordance with the anticipated balance in the plan’s investment portfolio.

The assumptions used in accounting for the pension and post retirement medical plans are set out below:

	Year ended March 31,
	Pension benefits
	2010		2009		2008*
Discount rate		5.50%-5.60%		6.70%-7.16%		6.3%-7.16%
Rate of increase in compensation level of covered employees		2.10%-4.00%		3.35%-3.80%		3.35%-4.1%
Inflation increase		2.00%-3.50%		2.52%-3.30%		2.52%-3.60%
Increase in health care cost		NA		NA		NA
Expected rate of return on plan assets		6.50%		5.80%- 6.40%		6.40%-7.50%
* as on June 2, 2008, being the date of acquisition of Jaguar Land Rover business. Pension plans asset allocation by category is as follows:
	As of March 31,
	2010		2009

Asset category:
Debt		46.7%		61.6%
Equities		50.6%		34.8%
Others		2.7%		3.6%

The Company expects to contribute Rs. 8,038.7 million to the funded pension plans of Jaguar Cars Limited and Land Rover , UK in fiscal 2011.

Defined contribution plan

The Company’s contribution to defined contribution plans aggregated Rs. 2,156.4 million, Rs. 2,077.7 million and Rs 1,528.6 million for years ended March 31, 2010, 2009 and 2008 respectively.

Tata Motors Limited and subsidiaries

Notes to Consolidated Financial Statements—(Continued)

35.	Acquisitions

During the year ended March 31, 2009, the Company had the following acquisitions.

a)      Jaguar Land Rover Businesses (JLR)

On June 2, 2008, the Company acquired Jaguar Land Rover businesses (JLR) from Ford Motor Company.

JLR is engaged in the design, development, manufacture and sale of high performance luxury/sports cars and four wheel drive off-road vehicles and related components. The JLR businesses include three major manufacturing facilities, two advanced design and engineering centers in the United Kingdom and a worldwide sales and dealership network.

The consideration was Rs. 107,652 million (US$ 2.5 billion), which was financed through a bridge loan facility provided by a syndicate of banks. The cost of acquisition includes Rs 2,159.6 million, being expenses directly attributable to the acquisition.

The excess of fair value of net assets acquired over the cost of acquisition is Rs. 6,569.6 million and represents 6% of the total acquisition cost. This excess is mainly attributable to significant value of the two iconic brands - Jaguar and Land Rover.

The Company has accounted for the acquisition under the purchase method in accordance with IFRS 3-Business Combinations (as issued in 2004). Accordingly, the financial results of the acquired businesses for the period from June 2, 2008 to March 31, 2009 have been included in the consolidated financial statements of the Company.

The acquisition had the following effect on the Company’s assets and liabilities on the acquisition date.

Allocation of purchase price of JLR

Particulars	Book value		Fair value adjustment		Recognized amount on acquisitions
	(In millions)
Assets
Cash and cash equivalents	Rs.	12,493.0		—	Rs.	12,493.0
Short – term deposits with banks		256.0		—		256.0
Trade receivables		48,823.9		—		48,823.9
Inventories		91,386.6		7,017.7		98,404.3
Other current assets		16,876.1		—		16,876.1
Property, plant and equipment		91,554.6		10,067.0		101,621.6
Intangible assets *		2,941.0		71,783.2		74,724.2
Investments		27.0		—		27.0
Pension asset		13,603.4		—		13,603.4
Deferred income taxes		2,277.0		—		2,277.0

Total assets		280,238.6		88,867.9		369,106.5

Liabilities
Accounts payables		102,428.4		—		102,428.4
Short-term debts		33,426.9		—		33,426.9
Other current financial liabilities		531.0		—		531.0
Provisions		60,173.9		—		60,173.9
Other current liabilities		52,405.4		—		52,405.4
Current tax liabilities		125.1		—		125.1
Long-term debt		103.4		—		103.4
Other financial liabilities		2,674.0		—		2,674.0
Other liabilities		857.2		—		857.2

Total Liabilities		252,725.3		—		252,725.3

Net Assets	Rs.	27,513.3	Rs.	88,867.9	Rs.	116,381.2

Consideration paid in cash						107,652.0
Direct acquisition costs						2,159.6

Total cost of acquisition						109,811.6

Excess of fair value of net assets acquired over cost of acquisition					Rs.	6,569.6

Tata Motors Limited and subsidiaries

Notes to Consolidated Financial Statements—(Continued)

Since the date of acquisition, the acquired entities contributed loss of Rs. 32,615.6 million to the consolidated net loss for the year ended March 31, 2009.

*	Includes indefinite life trademarks and brands of Rs. 51,570.2 million, patents and technological know-how of Rs. 12,259.7 million, customer related intangibles of Rs. 7,398.9 million, in process research and development of Rs. 1,903.2 million and software of Rs. 1,592.2 million.

Deferred tax liability of Rs. 13,519.3 million has been recognized on the fair value adjustments. Also, a deferred tax of an equivalent amount has been recognized on unused tax losses and capital allowances. It is expected that any reversals of the deferred tax liability would be able to offset against the reversal of the deferred tax asset.

b)      Serviplem S.A.

Telco Construction Equipment Co. Ltd. (Telcon), the then subsidiary of Tata Motors, on April 2, 2008, completed the acquisition of Serviplem S. A., Zaragoza, Spain (Serviplem) by acquiring 79% of its share capital, for a cash consideration of Rs 2,221.5 million. A part of the consideration of Rs 1,200 million is payable to the erstwhile shareholders in installments by 2011. The cost of acquisition includes Rs. 44.5 million being expenses directly attributable towards acquisition.

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

The Company has accounted for the acquisition under the purchase method in accordance with IFRS 3-Business Combinations (as issued in 2004).

c)      Comoplesa Lebrero, S. A.

On April 9, 2008, Telcon completed the acquisition of Comoplesa Lebrero, S. A., Zaragoza, Spain (Lebrero) by acquiring 60% of its ordinary shares for a cash consideration of Rs 226.6 million. The cost of acquisition includes Rs. 17.1 million being expenses directly attributable towards acquisition. Lebrero with whom Telcon was associated since 2002 as its technology partners, is in the business of manufacturing compactors and tandem rollers. Eurl Lebrero France is a 100% subsidiary of Lebrero and is functioning as a trading office of compactors manufactured by Lebrero.

The Company has accounted for the acquisition under the purchase method in accordance with IFRS 3-Business Combinations (as issued in 2004).

Tata Motors Limited and subsidiaries

Notes to Consolidated Financial Statements—(Continued)

Allocation of purchase price of Serviplem S.A. and Comoplesa Lebrero, S. A

Particulars	Book value		Fair value adjustment		Recognized amount on acquisitions
	(In millions)
Assets
Cash and cash equivalents	Rs.	35.6		—	Rs.	35.6
Trade receivables		1,389.6		(1.5)		1,388.1
Inventories		932.4		—		932.4
Investments		12.6		(11.9)		0.7
Other current assets		31.0		1.4		32.4
Property, plant and equipment		737.9		29.9		767.8
Intangible assets		3.4		1,414.9		1,418.3
Other non-current assets		5.7		(5.7)		—

Total Assets		3,148.2		1,427.1		4,575.3

Liabilities
Accounts payable		1,225.7		10.7		1,236.4
Short –term debts		1,229.3		—		1,229.3
Provisions		28.8		—		28.8
Other current liabilities		109.9		—		109.9
Deferred taxes liability		—		495.7		495.7

Total liabilities		2,593.7		506.4		3,100.1

Net assets	Rs.	554.5	Rs.	920.7	Rs.	1,475.2

Net interest acquired in net assets (79%) in Serviplem S.A and 60% in Comoplesa Lebrero S.A						1,108.4
Purchase consideration						2,448.1
Direct acquisition costs						61.6

Total cost of acquisition						2,509.7

Goodwill					Rs.	1,401.3

The acquired entities contributed a loss of Rs 249.0 million to the consolidated net loss attributable to the shareholders of Tata Motors Limited for the year ended March 31, 2009.

d)	Total consolidated revenue of the Company and net loss of the Company would have been Rs. 849,364.8 million (unaudited) and Rs. 43,540.0 million (unaudited) respectively, had all the acquisitions been effective for the full year 2008-09.

Tata Motors Limited and subsidiaries

Notes to Consolidated Financial Statements—(Continued)

36.	Commitments and contingencies

In the normal course, the Company faces claims and assertions by various parties. The Company assesses such claims and assertions and monitors the legal environment on an ongoing basis, with the assistance of external legal counsel, wherever necessary. The Company records a liability for any claims where a potential loss is probable and capable of being estimated and discloses such matters in its financial statements, if material. For potential losses that are considered possible, but not probable, the Company provides disclosure in the financial statements but does not record a liability in its accounts unless the loss becomes probable.

The following is a description of claims and assertions where a potential loss is possible, but not probable. Management believes that none of the contingencies described below, either individually or in aggregate, would have a material adverse effect on the Company’s financial condition, results of operations or cash flows.

Litigation

The Company is involved in legal proceedings, both as plaintiff and as defendant. There are claims which management does not believe to be of material nature, other than those described below.

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

As of March 31, 2010, the income tax demands by the income tax authorities aggregated Rs. 1,461 million, which includes Rs. 73 million in respect of equity accounted investees (Rs. 1,534 million, which includes Rs. 19 million in respect of equity accounted investees, as of March 31, 2009) (all figures are net of consequential relief), which are being contested by the Company in appeal and in respect of which the Company expects to succeed based on favorable decisions in earlier assessment years. There are matters aggregating Rs. 1,014 million, which includes Rs. Nil in respect of equity accounted investees (Rs. 1,072 million, which includes Rs. Nil in respect of equity accounted investees, as of March 31, 2009) in respect of which the Company has won in appeals which have been further contested by the income tax authorities before the higher appellate authorities. There are other matters/disputes pending in appeal aggregating

Rs. 1,855 million, which includes Rs. Nil in respect of equity accounted investees (Rs. 1,848 million, which includes

Rs. 4 million in respect of equity accounted investees as of March 31, 2009).

Excise Duty and Service Tax

As of March 31, 2010, there were pending litigations on various counts relating to Excise Duty and Service Tax involving demand of Rs. 2,429 million, which includes Rs. 96 million in respect of equity accounted investees (Rs. 1,821 million, which includes Rs. 36 million in respect of equity accounted investees, as of March 31, 2009). These demands challenged the basis of valuation of the Company’s products and denial of the ‘Central Value Added Tax’ (“CENVAT”) credit on inputs. The details of the demands for more than Rs. 200 million are as follows:

The excise authorities had denied CENVAT credit of Rs. 221 million (Rs. 269 million as of March 31, 2009) in earlier years, on certain accessories supplied with the vehicles and on other technical grounds. The matter is being contested by the Company before the appellate authorities. Further, valuation dispute of Tata Motors amounting to Rs. 744 million (Rs. 219 million as of March 31, 2009) includes an amount of Rs. 730 million (Rs. 205 million as of March 31, 2009) pertaining to valuation of chassis sent to body builders for building body on its enroute to regional sales office.

Tata Motors Limited and subsidiaries

Notes to Consolidated Financial Statements—(Continued)

The excise authorities had raised a demand of Rs. 371 million (Rs. 371 million as of March 31, 2009). This is a Classification Dispute wherein the excise department had alleged that certain models of the Company’s commercial vehicle- Tippers will attract NCCD (National Calamity Contingency Duty) of 1% on the ground that there are similarities between Tippers and Dumpers. The Company is contending that there are many technical differences between the two products. The appeal is pending before the Tribunal.

The Excise Authorities have raised a demand of Rs. 237 million (Rs. Nil as of March 31, 2009) on pre delivery inspection (PDI) and free after sales service charges incurred by dealers on Indica and Indigo cars out of their retailing margin. The department has taken a view that PDI and after sale services are provided by dealer on behalf of the Company and hence, should be included in excisable value of the vehicle. The case is pending before Tribunal, which has granted unconditional stay.

Sales Tax

The total sales tax demands (including interest and penalty), which are being contested by the Company amount to Rs. 4,867 million, which includes Rs. 1,013 million in respect of equity accounted investees as of March 31, 2010 (Rs. 5,424 million, which includes Rs. 323 million in respect of equity accounted investees, as of March 31, 2009). The details of the demands for more than Rs. 200 million are as follows:

The Sales Tax authorities in certain states have raised disputes totaling up to Rs. 506 million as of March 31, 2010 (Rs. 721 million as of March 31, 2009), treating the stock transfers of vehicles from the Company’s manufacturing plants to sales offices and the transfers between two sales offices as sales liable for levy of sales tax. The matter has been remanded to Commercial Taxes Tribunal of Jharkhand by the Central Sales Tax Appellate Authority in case of one of the years.

Under the notification issued by the sales tax authority, Jharkhand, the rate of sales tax was reduced to 4%. Consequently, the interstate sales tax also became 4% and since it was not concessional rate against a Declaration Form, the collection of Declaration Forms was not mandatory. However, the Jharkhand sales tax authorities raised the demand aggregating Rs. 723 million as of March 31, 2010 (Rs. 909 million as of March 31, 2009), on the ground that Declaration Forms were not collected. The notification was valid until May 10, 2002. In addition to the above issue, the sales tax authorities have raised demands aggregating Rs. 158 million as of March 31, 2010 (Rs. 123 million as of March 31, 2009), for non-submission of Declaration Forms at various locations. The Company expects to get relief in appeal on submission of Forms.

Sales tax demand aggregating Rs. 1,440 million as of March 31, 2010 (Rs. 2,473 million as of March 31, 2009) has been raised by Jamshedpur sales tax authorities disallowing the purchase of raw material from Jharkhand vendors at concessional rate of 2% in case the final product is stock transferred for sale outside the state. The sales tax authorities are relying on a notification issued by the Jharkhand Government. The Commercial Taxes Tribunal, Jharkhand in its recent decision for the assessment year 2005-06, has remanded the issue to the Joint Commissioner (Appeals) for fresh adjudication.

Other Taxes and Dues

Other amounts for which the Company may contingently be liable aggregating Rs. 1,312 million, which includes Rs. 44 million in respect of equity accounted investees as of March 31, 2010 (Rs. 2,045 million, which includes Rs. 53 million in respect of equity accounted investees, as of March 31, 2009) include the following cases involving more than Rs. 200 million:

The municipal authorities in certain states levy octroi duty (a local indirect tax) on goods brought inside the municipal limits at rates based on the classification of goods. Demands aggregating Rs. 572 million as of March 31, 2010 (Rs. 572 million as of March 31, 2009) had been raised demanding higher octroi duties on account of classification disputes relating to components purchased for the manufacture of vehicles. The dispute relating to classification is presently pending before the Supreme Court and the other dispute is pending before the Bombay High Court on remand by the Supreme Court.

As of March 31, 2010, Property Tax amounting to Rs. 201 million (Rs. 177 million as of March 31, 2009) has been demanded by Pimpri Chinchwad Municipal Corporation (PCMC) on vacant land in possession of the Company. The Company has filed SLP (Special Leave Petition) before the Supreme Court against an unfavorable decision of the Bombay High Court. The Supreme Court has disposed of the SLP and remanded the matter back to PCMC for fresh adjudication.

Tata Motors Limited and subsidiaries

Notes to Consolidated Financial Statements—(Continued)

Other claims

There are other claims against the Company, majority of which pertain to motor accident claims (including third parties affected in accidents while the Company’s vehicles were being transferred from the Company’s manufacturing plants to regional sales offices or from one sales office to the other) and product liability claims/consumer complaints. Some of the cases also relate to replacement of parts of vehicles and/or compensation for deficiency in the services by the Company or its dealers.

Guarantees

The Company has provided guarantees aggregating Rs. Nil as of March 31, 2010 (Rs. 8,565.3 million as of March 31, 2009) to banks and others in respect of loans/credit facilities availed by its joint venture.

Commitments

The Company has entered into various contracts with vendors and contractors for the acquisition of plant and machinery, equipment and various civil contracts of capital nature aggregating Rs. 19,185 million, which includes Rs. 1,988 million in respect of equity accounted investees as of March 31, 2010 (Rs. 35,100 million, which includes Rs. 2,415 million in respect of equity accounted investees, as of March 31, 2009), which are yet to be executed.

The Company has entered into various contracts with vendors and contractors for the acquisition of intangible assets of capital nature aggregating Rs. 9,564 million as of March 31, 2010 (Rs. 11,214 million as of March 31, 2009), which are yet to be executed.

For commitments related to leases, refer note 12.

37.	Capital Management

The objective of the Company for capital management is to create value for shareholders, to safeguard business continuity and support the growth of the Company.

The Company determines the amount of capital required on the basis of annual operating plans and long-term product and other strategic investment plans. The funding requirements are met through equity, convertible and non-convertible debt securities and other long-term/short-term borrowings. The Company’s policy is aimed at combination of short-term and long-term borrowings.

The Company monitors the capital structure on the basis of total debt to equity ratio and maturity profile of the overall debt portfolio of the Company.

Total debt includes all long and short-term debts as disclosed in notes 18 and 22 to the consolidated financial statements. Equity comprises all components excluding loss on cash flow hedges and foreign currency translation reserve.

The following table summarizes the capital of the Company:

	As of March 31,
	2010		2010		2009
	(In millions)
Equity*	US$	2,856.7	Rs.	128,264.9	Rs.	60,033.5

Short- term borrowings and current portion of long term debt		4,872.0		218,754.3		319,628.6
Long- term debt		4,552.3		204,397.4		116,185.9

Total debt		9,424.3		423,151.7		435,814.5

Total capital ( Debt + Equity)	US$	12,281.0	Rs.	551,416.6	Rs.	495,848.0

* Details of equity
	As of March 31,
	2010		2010		2009
	(In millions)
Total equity as reported in balance sheet	US$	2,276.7		Rs. 102,222.8		Rs. 38,725.8
Currency translation reserve attributable to
- shareholders of Tata Motors Limited		578.6		25,982.3		20,432.6
- Non-controlling interests		1.4		59.8		—
Hedging reserve		—		—		875.1

Equity as reported above	US$	2,856.7		Rs. 128,264.9		Rs. 60,033.5

Tata Motors Limited and subsidiaries

Notes to Consolidated Financial Statements—(Continued)

38.	Disclosures on financial instruments

This section gives an overview of the significance of financial instruments for the Company and provides additional information on balance sheet items that contain financial instruments.

The details of significant accounting policies, including the criteria for recognition, the basis of measurement and the basis on which income and expenses are recognized, in respect of each class of financial asset, financial liability and equity instrument are disclosed in note 2 to the consolidated financial statements.

a)      Financial assets and liabilities

The following table presents the carrying amounts and fair value of each category of financial assets and liabilities as of March 31, 2010.

Financial assets	Cash and loans and receivables		Available- for-sale financial assets		Derivatives other than in hedging relationship		Total carrying value		Total fair value		Total carrying value		Total fair value
	(In millions)
Cash and cash equivalents	Rs.	63,462.9	Rs.	—	Rs.	—	Rs.	63,462.9	Rs.	63,462.9	US$	1,413.4	US$	1,413.4
Short-term deposits with bank		4,187.1		—		—		4,187.1		4,187.1		93.2		93.2
Finance receivables		147,142.8		—		—		147,142.8		150,571.8		3,277.2		3,353.5
Trade receivables		70,169.5		—		—		70,169.5		70,169.5		1,562.8		1,562.8
Unquoted equity investments*		—		2,369.5		—		2,369.5		—		52.8		—
Other investments		414.0		14,456.3		—		14,870.3		14,870.3		331.2		331.2
Other financial assets - current		5,319.1		—		68.2		5,387.3		5,387.3		120.0		120.0
Other financial assets - non-current		28,144.9		—		—		28,144.9		27,967.9		626.8		622.9

Total	Rs.	318,840.3	Rs.	16,825.8	Rs.	68.2	Rs.	335,734.3	Rs.	336,616.8	US$	7,477.4	US$	7,497.0

*	The fair value in respect of the unquoted equity investments cannot be reliably measured.

Financial liabilities	Derivatives other than in hedging relationship		Other financial liabilities		Total carrying value		Total fair value		Total carrying value		Total fair value
	(In millions)
Accounts payable	Rs.	—	Rs.	183,841.7	Rs.	183,841.7	Rs.	183,841.7	US$	4,094.5	US$	4,094.5
Acceptances		—		73,512.1		73,512.1		73,512.1		1,637.1		1,637.1
Short-term debt ( excluding current portion of long-term debt)		—		151,260.9		151,260.9		151,260.9		3,368.8		3,368.8
Long-term debt (including current portion of long-term debt)		11,136.3		260,754.5		271,890.8		277,975.6		6,055.5		6,191.0
Other financial liabilities – current		78.6		10,800.3		10,878.9		10,878.9		242.3		242.3
Other financial liabilities – non-current		—		8,230.5		8,230.5		7,965.0		183.3		177.4

Total	Rs.	11,214.9	Rs.	688,400.0	Rs.	699,614.9	Rs.	705,434.2	US$	15,581.5	US$	15,711.1

Tata Motors Limited and subsidiaries

Notes to Consolidated Financial Statements—(Continued)

The following table presents the carrying amounts and fair value of each category of financial assets and liabilities as of March 31, 2009.

Financial assets	Cash and loans and receivables		Available- for-sale financial assets		Derivatives other than in hedging relationship		Total carrying value		Total fair value
	(In millions)
Cash and cash equivalents	Rs.	22,827.2	Rs.	—	Rs.	—	Rs.	22,827.2	Rs.	22,827.2
Short term deposits with bank		408.4		—		—		408.4		408.4
Finance receivables		158,802.8		—		—		158,802.8		165,633.4
Trade receivables		51,697.1		—		—		51,697.1		51,697.1
Unquoted equity investments*		—		2,376.0		—		2,376.0		—
Other investments		469.9		6,418.8		—		6,888.7		6,888.7
Other financial assets - current		8,640.0		—		137.6		8,777.6		8,777.6
Other financial assets - non-current		20,900.8		—		—		20,900.8		20,434.8

Total	Rs.	263,746.2	Rs.	8,794.8	Rs.	137.6	Rs.	272,678.6	Rs.	276,667.2

*	The fair value in respect of the unquoted equity investments cannot be reliably measured.

Financial liabilities	Derivatives for which hedge accounting is followed		Derivative others		Other financial liabilities		Total carrying value		Total fair value
	(In millions)
Accounts payable	Rs.	—	Rs.	—	Rs.	152,513.6	Rs.	152,513.6	Rs.	152,513.6
Acceptances		—		—		46,991.3		46,991.3		46,991.3
Short-term debt (excluding current portion of long-term debt)		—		—		251,252.2		251,252.2		251,252.2
Long-term debt (including current portion of long-term debt)		—		125.7		184,436.6		184,562.3		165,149.9
Other financial liabilities – current		1,396.9		689.5		10,653.1		12,739.5		12,739.5
Other financial liabilities - non-current		—		—		8,127.2		8,127.2		7,531.1

Total	Rs.	1,396.9	Rs.	815.2	Rs.	653,974.0	Rs.	656,186.1	Rs.	636,177.6

The following table provides an analysis of financial instruments that are measured subsequent to initial recognition at fair value, grouped into Level 1 to Level 3 as described below.

Quoted prices in an active market (Level 1): This level of hierarchy includes financial assets that are measured by reference to quoted prices (unadjusted) in active markets for identical assets or liabilities. This category mainly includes quoted equity shares, quoted corporate debt instruments and mutual fund investments.

Valuation techniques with observable inputs (Level 2): This level of hierarchy includes financial assets and liabilities, measured using inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (i.e. derived from prices). This level of hierarchy includes Company’s Over-the-counter (OTC) derivative contracts.

Valuation techniques with significant unobservable inputs (Level 3): This level of hierarchy includes financial assets and liabilities measured using inputs that are not based on observable market data (unobservable inputs). Fair values are determined in whole or in part using a valuation model based on assumptions that are neither supported by prices from observable current market transactions in the same instrument nor are they based on available market data. The main items in this category are conversion option liability in foreign currency convertible notes and unquoted available-for-sale financial assets, measured at fair value.

Tata Motors Limited and subsidiaries

Notes to Consolidated Financial Statements—(Continued)

	As of March 31,2010
	Level 1		Level 2		Level 3		Total
	(In millions)
Financial assets measured at fair value
Available-for-sale financial assets	Rs.	14,349.5	Rs.	—	Rs.	106.8	Rs.	14,456.3
Derivative assets		—		68.2		—		68.2

Total	Rs.	14,349.5	Rs.	68.2	Rs.	106.8	Rs.	14,524.5

	US$	319.6	US$	1.5	US$	2.4	US$	323.5
Financial liabilities measured at fair value
Conversion option liability		—		—		11,136.3		11,136.3
Derivative liabilities		—		78.6		—		78.6

Total	Rs.	—	Rs.	78.6	Rs.	11,136.3	Rs.	11,214.9

	US$	—	US$	1.8	US$	248.0	US$	249.8

Reconciliation of Level 3 category of financial assets and financial liabilities:

	For the year ended March31,2010
	Conversion option liability				Available-for-sale financial assets
	(In millions)
Balance at the beginning	US$	2.8	Rs.	125.7	US$	2.9	Rs.	129.4
Foreign currency convertible notes issued during the year		89.5		4,018.5		—		—
Total losses:
- recognized in statement of operations (refer note 31)*		248.8		11,173.5		—		—
- recognized in other comprehensive income		—		—		(0.1)		(6.7)
Sales during the year		—		—		(0.4)		(15.9)
Conversion of notes during the year		(93.1)		(4,181.4)		—		—

Balance at the end	US$	248.0	Rs.	11,136.3	US$	2.4	Rs.	106.8

*	Total loss recognized in the statement of operations for the year ended March 31, 2010 includes Rs 7,096.6 million in respect of conversion option liability in foreign currency convertible notes outstanding as of March 31, 2010.

Notes	–

The short term financial assets and liabilities are stated at amortized cost which is approximately equal to their fair value.

The fair value of finance receivables have been estimated by discounting expected cash flows using rates at which loans of similar credit quality and maturity would be made as of March 31, 2010 and March 31, 2009.

Available-for-sale securities are carried at their fair values, which are generally based on market price quotations. The fair value in respect of the unquoted equity investments cannot be reliably measured. The fair value of borrowings which have a quoted market price in an active market is based on its market price and for other borrowings the fair value is estimated by discounting expected future cash flows, using a discount rate equivalent to the risk free rate of return, adjusted for the credit spread considered by the lenders for instruments of the similar maturity.

Management uses its best judgment in estimating the fair value of its financial instruments. However, there are inherent limitations in any estimation technique. Therefore, for substantially all financial instruments, the fair value estimates presented above are not necessarily indicative of all the amounts that the Company could have realized or paid in sale transactions as of respective dates. As such, the fair value of the financial instruments subsequent to the respective reporting dates may be different from the amounts reported at each year end.

Tata Motors Limited and subsidiaries

Notes to Consolidated Financial Statements—(Continued)

b)      Transfer of financial assets

The Company transfers finance receivables in securitization transactions / direct assignments. In such transactions the Company surrenders control over the receivables though it continues to act as an agent for the collection of receivables. In most of the transactions, the Company also provides credit enhancements to the transferee.

Consequent to the existence of credit enhancements in such transactions, the Company continues to have the obligation to pay to the transferee, limited to the extent of credit enhancement, even if it does not collect the equivalent amounts from the original asset and continues to retain substantially all risks and rewards associated with the receivables, and hence, such transfer /assignments do not meet the derecognition criteria resulting into the transfer not being recorded as sale. Consequently, the proceeds received from the transfer are recorded as collateralized debt obligation.

Further the Company transfers certain trade receivables under the debt factoring arrangements. These do not qualify for derecognition due to the recourse arrangement in place.

The carrying amount of trade receivables and finance receivables along with the associated liabilities is as follows:

	As of March 31,
	2010				2010				2009
Nature of Asset	Carrying amount of asset sold		Carrying amount of associated liabilities		Carrying amount of asset sold		Carrying amount of associated liabilities		Carrying amount of asset sold		Carrying amount of associated liabilities
	(In millions)
Trade receivables	US$	450.3	US$	450.3	Rs.	20,216.9	Rs.	20,216.9	Rs.	12,106.9	Rs.	12,106.9
Finance receivables		1,606.7		1,666.8		72,142.5		74,838.3		89,004.9		91,422.7

c)      Cash flow hedges

As of March 31, 2010, there are no designated cash flow hedges.

As per its risk management policy, the Company uses foreign currency forward contracts to hedge its risk associated with foreign currency fluctuations relating to highly probable forecast sales transactions. The fair value of such forward contracts as of March 31, 2010, March 31, 2009 and March 31, 2008, was a net loss of Rs. Nil, Rs 1,396.9 million and Rs. Nil respectively.

Changes in fair value of forward exchange contracts to the extent determined to be an effective hedge is recognized in other comprehensive income and the ineffective portion of the fair value change is recognized in statement of operations. Accordingly, the fair value change of net loss of Rs. Nil, Rs. 875.1 million (net of tax) and Rs. Nil, was recognized in other comprehensive income during the year ended March 31, 2010, March 31, 2009 and March 31, 2008, respectively.

d)      Financial risk management

In the course of its business, the Company is exposed primarily to fluctuations in foreign currency exchange rates, interest rates, equity price, liquidity and credit risk, which may adversely impact the fair value of its financial instruments.

The Company has a risk management policy which not only covers the foreign exchange risks but also other risks associated with the financial assets and liabilities like interest rate risks and credit risks. The risk management policy is approved by the board of directors. The risk management framework aims to:

•	Create a stable business planning environment – by reducing the impact of currency and interest rate fluctuations on the Company’s business plan.

•	Achieve greater predictability to earnings – by determining the financial value of the expected earnings in advance.

Tata Motors Limited and subsidiaries

Notes to Consolidated Financial Statements—(Continued)

i)      Market risk

Market risk is the risk of any loss in future earnings, in realizable fair values or in future cash flows that may result from a change in the price of a financial instrument. The value of a financial instrument may change as a result of changes in the interest rates, foreign currency exchange rate, equity price fluctuations, liquidity and other market changes. Future specific market movements cannot be normally predicted with reasonable accuracy.

i) – (a) Foreign currency exchange rate risk:

The fluctuation in foreign currency exchange rates may have potential impact on the statement of operations, equity, where any transaction references more than one currency or where assets/liabilities are denominated in a currency other than the functional currency of the respective consolidated entities.

Considering the countries and economic environment in which the Company operates, its operations are subject to risks arising from fluctuations in exchange rates in those countries. The risks primarily relate to fluctuations in US Dollar, Japanese Yen and Euro against the respective functional currencies of Tata Motors Limited and its subsidiaries.

The Company, as per its risk management policy, uses forex and derivative instruments primarily to hedge foreign exchange and interest rate exposure. Further, any movement in the functional currencies of the various operations of the Company against major foreign currencies may impact the Company’s revenues in international business. Any weakening of the functional currency may impact the Company’s cost of imports and cost of borrowings and consequently may increase the cost of financing our capital expenditures.

The Company evaluates the impact of foreign exchange rate fluctuations by assessing its exposure to exchange rate risks. It hedges a part of these risks by using derivative financial instruments in line with its risk management policies.

The foreign exchange rate sensitivity is calculated by aggregation of the net foreign exchange rate exposure and a simultaneous parallel foreign exchange rates shift in the foreign exchange rates of all the currencies by 10% against the respective functional currency of Tata Motors Limited and its subsidiaries.

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

The following table set forth information relating to foreign currency exposure (other than risk arising from derivatives disclosed at clause (iv) below) as of March 31, 2010:

	US Dollar		Euro		JPY		Others*		Total
	(In millions)
Financial assets	Rs.	26,517.9	Rs.	12,821.3	Rs.	1,602.0	Rs.	14,833.5	Rs.	55,774.7
Financial liabilities		75,943.5		42,532.6		6,259.8		7,476.1		132,212.0

Net exposure asset/(liability)	Rs.	(49,425.6)	Rs.	(29,711.3)	Rs.	(4,657.8)	Rs	7,357.4	Rs.	(76,437.3)

*	Others include currencies such as Singapore dollars, Swiss Franc, Australian dollars, South African Rand, Chinese Yuan, Thai baht, Korean won etc.

10% appreciation/ depreciation of the respective foreign currencies with respect to functional currency of Tata Motors Limited and its subsidiaries would result in decrease / increase in the Company’s net income before tax by approximately Rs 7,643.7 million for the year ended March 31, 2010.

Tata Motors Limited and subsidiaries

Notes to Consolidated Financial Statements—(Continued)

The following table set forth information relating to foreign currency exposure (other than risk arising from derivatives disclosed at clause (iv) below) as of March 31, 2009:

	US Dollar		Euro		JPY		Others*		Total
	(In millions)
Financial assets	Rs.	11,923.3	Rs.	8,368.4	Rs.	99.0	Rs.	4,400.5	Rs.	24,791.2
Financial liabilities		196,148.0		12,926.2		10,783.1		5,028.0		224,885.3

Net exposure asset/(liability)	Rs.	(184,224.7)	Rs.	(4,557.8)	Rs.	(10,684.1)	Rs.	(627.5)	Rs.	(200,094.1)

*	Others include currencies such as Singapore dollars, Swiss Franc, Australian dollars, etc.

10% appreciation/depreciation of the respective foreign currencies with respect to functional currency of Tata Motors Limited and its subsidiaries would result in increase/decrease in the Company’s net loss before tax by approximately Rs 20,009.4 million for the year ended March 31, 2009.

The following table set forth information relating to foreign currency exposure (other than risk arising from derivatives disclosed at clause (iv) below) as of March 31, 2008:

	US Dollar		Euro		JPY		GBP		Others*		Total
	(In millions)
Financial assets	Rs.	15,881.8	Rs.	3,356.3	Rs.	25.0	Rs.	193.4	Rs.	254.3	Rs.	19,710.8
Financial liabilities		49,768.9		6,070.2		6,347.4		1,943.1		607.1		64,736.7

Net exposure asset/(liability)	Rs.	(33,887.1)	Rs.	(2,713.9)	Rs.	(6,322.4)	Rs.	(1,749.7)	Rs.	(352.8)	Rs.	(45,025.9)

*	Others include currencies such as Swiss Franc, Singapore dollars, Remnibi, Australian dollars, etc.

10% appreciation/depreciation of the respective foreign currencies with respect to functional currency of Tata Motors Limited and its subsidiaries would result in decrease/increase in the Company’s net income before tax by approximately Rs 4,502.6 million for the year ended March 31, 2008.

(Note: The impact is indicated on the income/loss before tax basis).

i) – (b) Interest rate risk

Interest rate risk is measured by using the cash flow sensitivity for changes in variable interest rates. Any movement in the reference rates could have an impact on the cash flows as well as costs.

The Company is subject to variable interest rates on some of its interest bearing liabilities. The Company’s interest rate exposure is mainly related to debt obligations. The Company also uses a mix of interest rate sensitive financial instruments to manage the liquidity and fund requirements for its day to day operations like short-term non-convertible bonds and short term loans.

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

Tata Motors Limited and subsidiaries

Notes to Consolidated Financial Statements—(Continued)

As of March 31, 2010, March 31, 2009 and March 31, 2008, net financial liability of Rs. 103,987.9 million, Rs. 202,756.4 million and Rs. 40,101.0 million respectively, was subject to the variable interest rate. Increase/decrease of 100 basis points in interest rates at the balance sheet date would result in an impact (decrease/increase in case of net income and increase/decrease in case of net loss) of Rs. 1,039.9 million, Rs. 2,027.6 million and Rs. 401.0 million on income/loss for the year ended March 31, 2010, March 31, 2009 and March 31, 2008, respectively.

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

This analysis assumes that all other variables, in particular foreign currency rates, remain constant.

(Note: The impact is indicated on the income/loss before tax basis).

i) – (c) Equity Price risk

Equity Price Risk is related to the change in market reference price of the investments in equity securities.

The fair value of some of the Company’s investments in available-for-sale securities exposes the Company to equity price risks. In general, these securities are not held for trading purposes. These investments are subject to changes in the market price of securities. The fair value of available-for-sale equity securities as of March 31, 2010, March 31, 2009 and March 31, 2008 was Rs. 3,608.2 million, Rs 5,501.6 million and Rs. 27,273.9 million, respectively. A 10 % change in equity prices of available-for-sale securities held as of March 31, 2010, March 31, 2009 and March 31, 2008, would result in an impact of Rs. 360.8 million, Rs. 550.2 million and Rs. 2,727.4 million on equity, respectively.

The Company has investments in unquoted equity shares, the fair value of which cannot be reliably measured, of Rs. 2,369.5 million as of March 31, 2010 and Rs. 2,376.0 million as of March 31, 2009.

(Note: The impact is indicated on equity before consequential tax impact, if any).

ii)      Credit risk

Credit risk is the risk of financial loss arising from counterparty failure to repay or service debt according to the contractual terms or obligations. Credit risk encompasses of both, the direct risk of default and the risk of deterioration of creditworthiness as well as concentration risks

Financial instruments that are subject to concentrations of credit risk principally consist of investments classified as loans and receivables, trade receivables, finance receivables, loans and advances, derivative financial instruments, financial guarantee issued for equity accounted investees (other than the Company’s share). None of the financial instruments of the Company result in material concentrations of credit risks.

Exposure to credit risk

The carrying amount of financial assets represents the maximum credit exposure. The maximum exposure to credit risk was Rs. 329,431.3 million as of March 31, 2010 and Rs. 272,221.8 million as of March 31, 2009, being the total of the carrying amount of cash balance with banks, short term deposits with banks, trade receivables, finance receivables, margin money, financial assets and financial guarantee, excluding equity investments.

Financial assets that are neither past due nor impaired

None of the Company’s cash equivalents, including time deposits with banks, are past due or impaired. Regarding trade receivables and other receivables, and other loans or receivables that are neither impaired nor past due, there were no indications as of March 31, 2010, that defaults in payment obligations will occur.

Tata Motors Limited and subsidiaries

Notes to Consolidated Financial Statements—(Continued)

Credit quality of financial assets and impairment loss

The ageing of trade receivables and finance receivables as of balance sheet date is given below. The age analysis have been considered from the due date.

	As of March 31,
	2010		2010		2010		2010		2009		2009
	( In millions)
Trade receivables	Gross		Allowance		Gross		Allowance		Gross		Allowance
Period (in months)
Not due	US$	1,263.9	US$	(1.9)	Rs.	56,751.0	Rs.	(87.0)	Rs.	38,958.1	Rs.	(143.5)
Overdue 1-3 months		256.7		(4.7)		11,525.0		(211.9)		9,186.5		(23.1)
Overdue 3-6 months		56.6		(21.3)		2,541.2		(956.4)		3,057.3		(830.4)
Overdue more than 6 months		38.1		(24.6)		1,710.2		(1,102.6)		2,504.0		(1,011.8)

Total	US$	1,615.3	US$	(52.5)	Rs.	72,527.4	Rs.	(2,357.9)	Rs.	53,705.9	Rs.	(2,008.8)

	As of March 31,
	2010		2010		2010		2010		2009		2009
	( In millions)
Finance receivables	Gross		Allowance		Gross		Allowance		Gross		Allowance
Period (in months)
Not due*	US$	3,199.1	US$	(71.3)	Rs.	143,634.0	Rs.	(3,201.0)	Rs.	155,855.2	Rs.	(3,773.6)
Overdue up to 11 months		132.2		(22.0)		5,937.5		(987.1)		6,322.1		(782.1)
Overdue more than 11months		134.8		(95.6)		6,052.4		(4,293.0)		4,040.7		(2,859.5)

Total	US$	3,466.1	US$	(188.9)	Rs.	155,623.9	Rs.	(8,481.1)	Rs.	166,218.0	Rs	(7,415.2)

*	Allowance in the ‘Not due’ category includes allowance against installments pertaining to impaired finance receivables which have not yet fallen due.

iii)      Liquidity risk

Liquidity risk refers to the risk that the Company cannot meet its financial obligations. The objective of liquidity risk management is to maintain sufficient liquidity and ensure that funds are available for use as per requirements.

The Company has obtained fund and non fund based working capital lines from various banks. Further, the Company has access to funds from debt markets through commercial paper programs, non -convertible debentures, fixed deposits from public and other debt instruments. The Company invests its surplus funds in bank fixed deposit and liquid and liquid plus schemes of mutual funds, which carry no-low mark to market risks. The Company has also invested 15% of the public deposits (taken by the Company) falling due for repayment in the next 12 months in bank deposits, to meet the regulatory norms of liquidity requirements.

The Company also constantly monitors funding options available in the debt and capital markets with a view to maintaining financial flexibility.

Tata Motors Limited and subsidiaries

Notes to Consolidated Financial Statements—(Continued)

The table below provides details regarding the contractual maturities of financial liabilities, including estimated interest payments as of March 31, 2010:

	Carrying amount		Due in 1st Year		Due in 2nd Year		Due in 3rd to 5th Year		Due after 5 Years		Total contractual cash flows		Total contractual cash flows
	(In millions)
Non derivative financial liabilities
Accounts payable and acceptances	Rs.	257,353.8	Rs.	257,353.8	Rs.	—	Rs.	—	Rs.	—	Rs.	257,353.8	US$	5,731.6
Borrowings and interest accrued thereon		424,124.7		235,048.0		65,485.5		142,069.9		44,435.7		487,039.1		10,847.2
Other financial Liabilities		18,057.8		9,978.3		2,818.7		4,063.4		3,175.3		20,035.7		446.2
Derivative liabilities		78.6		78.6		—		—		—		78.6		1.8

Total	Rs.	699,614.9	Rs.	502,458.7	Rs.	68,304.2	Rs.	146,133.3	Rs.	47,611.0	Rs.	764,507.2	US$	17,026.8

Contractual maturity of borrowings includes cash flows relating to collateralized debt obligation. This represents the amount received against the transfer of finance receivables in securitization transactions/ direct assignments which do not qualify for derecognition. The liability of the Company in such cases is limited to the extent of credit enhancements provided. The contractual maturity of such collateralized debt obligation is as follows:

	Carrying amount		Due in 1st Year		Due in 2nd Year		Due in 3rd to 5th Year		Total contractual cash flows		Total contractual cash flows
	(In millions)
Collateralized debt obligation	Rs.	74,595.2	Rs.	46,247.7	Rs.	26,418.8	Rs.	10,479.8	Rs.	83,146.3	US$	1,851.8

For the purpose of compiling the contractual cash flows, it has been assumed that the foreign currency convertible notes will be repaid on maturity. If these are converted, the amount repayable will reduce as follows:

	Carrying amount		Due in 1st Year		Due in 2nd Year		Due in 3rd to 5th Year		Total contractual cash flows		Total contractual cash flows
	(In millions)
Foreign currency convertible Notes	Rs.	51,517.4	Rs.	1,147.0	Rs.	4,702.1	Rs.	49,518.3	Rs.	55,367.4	US$	1,233.1

Tata Motors Limited and subsidiaries

Notes to Consolidated Financial Statements—(Continued)

The table below provides details regarding the contractual maturities of financial liabilities, including estimated interest payments as of March 31, 2009.

	Carrying amount		Due in 1st Year		Due in 2nd Year		Due in 3rd to 5th Year		Due after 5 Years		Total contractual cash flows
	(In millions)
Non derivative financial liabilities
Accounts payable and acceptances	Rs.	199,504.9	Rs.	199,504.9	Rs.	—	Rs.	—	Rs.	—	Rs.	199,504.9
Borrowings and interest accrued thereon		437,317.5		333,152.6		54,048.6		84,880.9		—		472,082.1
Other financial liabilities		17,277.3		9,167.0		3,353.7		3,896.9		1,399.0		17,816.6
Derivative liabilities		2,086.4		2,086.4		—		—		—		2,086.4

Total	Rs.	656,186.1	Rs.	543,910.9	Rs.	57,402.3	Rs.	88,777.8	Rs.	1,399.0	Rs.	691,490.0

Contractual maturity of borrowings includes cash flows relating to collateralized debt obligation. This represents the amount received against the transfer of finance receivables in securitization transactions/ direct assignments which do not qualify for derecognition. The liability of the Company in such cases is limited to the extent of credit enhancements provided. The contractual maturity of such collateralized debt obligation is as follows:

	Carrying amount		Due in 1st Year		Due in 2nd Year		Due in 3rd to 5th Year		Total contractual cash flows
	(In millions)
Collateralized debt obligation	Rs.	90,775.4	Rs.	52,807.9	Rs.	33,620.6	Rs.	17,324.0	Rs.	103,752.5

For the purpose of compiling the contractual cash flows, it has been assumed that the foreign currency convertible notes will be repaid on maturity. If these are converted, the amount repayable will reduce as follows:

	Carrying amount		Due in 1st Year		Due in 2nd Year		Due in 3rd to 5th Year		Total contractual cash flows
	(In millions)
Foreign currency convertible notes	Rs.	46,437.4	Rs.	213.6	Rs.	6,029.0	Rs.	51,521.7	Rs.	57,764.3

iv)      Derivative financial instruments and risk management

The Company has entered into variety of interest rate and foreign currency forward contracts and options to manage its exposure to fluctuations in foreign exchange rates and interest rates. The counter party is generally a bank. These financial exposures are managed in accordance with its risk management policies and procedures.

The Company also enters into interest rate swaps and interest rate currency swap agreements, mainly to manage exposure on its fixed-rate or variable-rate debt. The Company uses interest rate derivatives or currency swaps to hedge exposure to exchange rate fluctuations on principal and interest payments for borrowings denominated in foreign currencies.

Specific transactional risks include risks like liquidity and pricing risks, interest rate and exchange rates fluctuation risks, volatility risks, counterparty risks, settlement risks and gearing risks.

Tata Motors Limited and subsidiaries

Notes to Consolidated Financial Statements—(Continued)

The Company is also exposed to equity price risk, interest rate risk and currency risk on embedded derivative, i.e., conversion option in foreign currency convertible notes/convertible alternative reference securities which are accounted for separately.

Fair value of derivative financial instruments other than conversion options are generally based on quoted market prices or quotations obtained from inter-bank market participants.

Fair value of conversion option in foreign currency convertible notes/convertible alternative reference securities is determined using various option valuation models such as Black Scholes Merton model, Cox Ross Rubinstein model and Monte Carlo simulation. These models consider various inputs, such as stock price as at the date of valuation, strike price of the option as per terms of issue of the instrument, time to expiry, volatility of the underlying share price, risk free interest rate, expected dividend rate, etc.

Main assumptions used in valuation of conversion option in foreign currency convertible notes (FCCN)/ convertible alternative reference securities (CARS) as of March 31,2010:

		Assumptions
	Currency	Share price in foreign currency	Volatility in share price	Risk free interest rate
FCCN due in 2011	USD	16.6	64.0%	0.9%
FCCN due in 2011	JPY	1,548.3	66.0%	0.7%
CARS due in 2012	USD	16.7	45.0%	1.4%
FCCN due in 2014	USD	16.7	35.0%	2.5%

Main assumptions used in valuation of conversion option in foreign currency convertible notes (FCCN)/ convertible alternative reference securities (CARS) as of March 31, 2009:

		Assumptions
	Currency	Share price in foreign currency	Volatility in share price	Risk free interest rate
FCCN due in 2011	USD	3.0	72.9%	0.8%
FCCN due in 2011	JPY	292.0	77.8%	0.4%
CARS due in 2012	USD	2.7	45.0%	1.2%

The fair value of derivative financial instruments including embedded derivative is as follows:

	As of March 31,
	2010		2010		2009
	(In millions)
Forward exchange contracts, options and interest rate swaps	US$	(0.3)	Rs.	(10.4)	Rs.	(1,948.8)
Embedded derivative- conversion option		(248.0)		(11,136.3)		(125.7)

Total	US$	(248.3)	Rs.	(11,146.7)	Rs.	(2,074.5)

The loss on derivative contracts recognized in the statement of operations was Rs. 10,788.1 million for the year ended March 31, 2010.

The loss on derivative contracts recognized in the statement of operations was Rs. 659.3 million for the year ended March 31, 2009. The loss on forward contracts recognised in other comprehensive income during the year ended March 31,2009 was Rs. 875.1 million (net of tax).

The gain on derivative contracts recognized in the statement of operations was Rs. 3,971.1 million for the year ended March 31, 2008.

In respect of Company’s forward and option contracts (excluding conversion option), a 10% appreciation/ depreciation of the foreign currency underlying such contracts would have resulted in an approximate gain of Rs. 98.3 million and an approximate loss of Rs. 304.0 million respectively, in the Company’s statement of operations for the year ended March 31, 2010.

Tata Motors Limited and subsidiaries

Notes to Consolidated Financial Statements—(Continued)

In respect of Company’s forward and option contracts (excluding conversion option), a 10% appreciation/ depreciation of the foreign currency underlying such contracts would have resulted in an approximate loss of Rs. 649.9 million and an approximate gain of Rs. 683.2 million respectively, in the Company’s hedging reserve as of March 31, 2009 and an approximate loss of Rs. 337.6 million and an approximate gain of Rs. 365.3 million respectively, in the Company’s statement of operations for the year ended March 31, 2009.

In respect of Company’s forward and option contracts (excluding conversion option), a 10% appreciation/ depreciation of the foreign currency underlying such contracts would have resulted in an approximate loss of Rs. 2,853.9 million and gain of Rs. 2,771.5 million respectively, for the year ended March 31, 2008.

Exposure to gain/loss on derivative instruments offset to some extent the exposure to foreign currency risk, interest rate risk as disclosed above.

In respect of embedded derivative, conversion option:

A 10% increase/decrease in Company’s share price volatility would have resulted in an approximate loss of Rs. 2,328.1 million and an approximate gain of Rs. 2,240.2 million respectively, for the year ended March 31, 2010.

A 10% increase/decrease in Company’s share price volatility would have resulted in an approximate loss of Rs. 37.5 million and an approximate gain of Rs. 30.1 million respectively, for the year ended March 31, 2009.

A 10% increase/decrease in Company’s share price volatility would have resulted in an approximate loss of Rs. 1,001.1 million and an approximate gain of Rs. 673.0 million respectively, for the year ended March 31, 2008.

A 10% appreciation/depreciation in the underlying foreign currency would have resulted in an approximate gain of Rs. 2,100.8 million and an approximate loss of Rs. 2,748.0 million respectively, for the year ended March 31, 2010.

A 10% appreciation/depreciation in the underlying foreign currency would have resulted in an approximate gain of Rs. 16.6 million and an approximate loss of Rs. 18.4 million respectively, for the year ended March 31, 2009.

A 10% appreciation/depreciation in the underlying foreign currency would have resulted in an approximate gain of Rs. 321.7 million and an approximate loss of Rs. 513.9 million respectively, for the year ended March 31, 2008.

A 100 basis points and 25 basis points increase/decrease in US interest rates and Japan interest rates would have resulted in an approximate loss of Rs. 373.9 million and an approximate gain of Rs. 367.5 million respectively, for the year ended March 31, 2010.

A 50 basis points and 25 basis points increase/decrease in US interest rates and Japan interest rates would have resulted in an approximate loss of Rs. 2.1 million and an approximate gain of Rs. 1.9 million respectively, for the year ended March 31, 2009.

A 100 basis points and 25 basis points increase/decrease in US interest rates and Japan interest rates would have resulted in an approximate loss of Rs. 34.9 million and an approximate gain of Rs. 22.9 million respectively, for the year ended March 31, 2008.

The above analysis assumes that all other variables (other than variable under consideration) remain constant.

(Note: The impact is indicated on the income/loss before tax basis).

39.	Collaterals

Inventory, trade receivables, finance receivables, other financial assets, property, plant and equipment with a carrying amount of Rs. 320,102.7 million and Rs. 219,982.7 million are pledged as collateral/security against the borrowings and contingent liability as of March 31, 2010 and March 31, 2009 respectively.

Fair value of collaterals for which the Company has taken possession and held as of March 31, 2010 and March 31, 2009, amounted to Rs. 539.7 million and 1,918.1 million, respectively. The collateral represents vehicles financed by the Company and the Company normally disposes-off these vehicles through auction process.

Tata Motors Limited and subsidiaries

Notes to Consolidated Financial Statements—(Continued)

40.	Segment reporting

Tata Motors primarily operates in the Automotive segment. The Automotive segment includes all activities relating to development, design, manufacture, assembly and sale of vehicles including financing thereof, as well as sale of related parts and accessories. The Company provides financing for vehicles sold by dealers in India. The vehicle financing is intended to drive sale of vehicles by providing financing to the dealers’ customers and as such is an integral part of automotive business. The financing activity is assessed as an integral part of the overall automotive business. The operating results of the financing activity does not include all of the interest or cost of funds employed for the purposes of financing, and therefore the operating results of this activity is not used to make decisions about resources to be allocated or to assess performance.

The Company’s products mainly include Tata and other brand vehicles and Jaguar and Land Rover vehicles.

The Company is in the process of managing the automotive business globally with an integrated and synergic strategy. Towards this objective, various steps have been initiated/being taken which mainly include sharing of resources, platforms, facilities for product development and manufacturing, sourcing strategy and mutual sharing of best practices.

As of March 31, 2010, the Automotive segment is bifurcated into the following two reportable segments.-

Tata and other brand vehicles, including financing thereof and Jaguar Land Rover.

The Company’s other segment comprises primarily activities relating to production, designing and selling of construction equipment, engineering solutions and software operations (also refer note 30 regarding sale of controlling equity interest in Telcon – a subsidiary engaged in manufacture and sale of construction equipments). None of the other operating segments meets the quantitative thresholds specified in IFRS 8, and accordingly, have been aggregated.

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

Tata Motors Limited and subsidiaries

Notes to Consolidated Financial Statements—(Continued)

	For the year ended / as of March 31, 2010
	Automotive and related activity								Others
	* Tata and other brand vehicles including financing thereof		Jaguar Land Rover		Intra- segment eliminations		Total		Others		Inter-segment eliminations		Total		Total
	(In millions)
Revenues
External revenue	Rs.	407,318.3	Rs.	490,376.5	Rs.	—	Rs.	897,694.8	Rs.	28,568.0	Rs.	—	Rs.	926,262.8	US$	20,629.5
Inter-segment / intra-segment revenue		275.5		884.1	Rs.	(884.1)		275.5		4,915.1		(5,190.6)		—		—

Total revenues	Rs.	407,593.8	Rs.	491,260.6	Rs.	(884.1)	Rs.	897,970.3	Rs.	33,483.1	Rs.	(5,190.6)	Rs.	926,262.8	US$	20,629.5

Earnings before other income, interest and tax		46,756.4		877.8		(97.6)		47,536.6		1,265.1		(586.0)		48,215.7		1,073.7
Share of profit/ (loss) of equity accounted investees		(1,217.7)		—		—		(1,217.7)		(11.6)		—		(1,229.3)		(27.4)
Reconciliation to net income/(loss):
Other income **														27,146.9		604.6
Foreign exchange gain/ (loss) (net)														16,045.3		357.4
Interest income														2,570.1		57.2
Interest expense (net)														(40,396.0)		(899.7)
Income tax expense														(14,771.6)		(329.0)

Net Income /(loss)													Rs.	37,581.1	US$	836.8

*	Tata and other brand vehicles include Tata Daewoo and Fiat traded vehicles.
**	includes gain on sale of controlling equity interest in subsidiary amounting Rs. 27,565.5 million (refer note 30).

Tata Motors Limited and subsidiaries

Notes to Consolidated Financial Statements—(Continued)

	For the year ended / as of March 31, 2010
	Automotive and related activity								Others
	* Tata and other brand vehicles including financing thereof		Jaguar Land Rover		Intra- segment eliminations		Total		Others		Inter- segment eliminations		Total		Total
	(In millions)
Depreciation and amortization	Rs.	11,847.6	Rs.	23,955.4	Rs.	—	Rs.	35,803.0	Rs.	833.6	Rs.	—	Rs.	36,636.6	US$	816.0
Capital expenditures		37,451.0		57,602.2		(2.7)		95,050.5		2,658.1		(728.2)		96,980.4		2,159.9

Segment assets		437,472.5		374,746.3		(119.2)		812,099.6		10,407.8		(3,082.6)		819,424.8		18,250.0
Investment in equity accounted investees		7,960.0		4.7		—		7,964.7		19,333.9		—		27,298.6		608.0
Reconciliation to total assets:
Investments														17,239.8		384.0
Current income tax assets														7,689.9		171.2
Deferred income taxes														5,939.1		132.3
Other unallocated financial assets[1]														31,588.5		703.5

Total assets													Rs.	909,180.7	US$	20,249.0

Segment liabilities	Rs.	78,624.0	Rs.	204,618.5	Rs.	(21.3)	Rs.	283,221.2	Rs.	3,825.9	Rs.	(657.3)	Rs.	286,389.8	US$	6,378.3
Reconciliation to total liabilities:
Borrowings														423,151.7		9,424.3
Current income tax liabilities														2,845.3		63.4
Deferred income taxes														13,634.5		303.7
Other unallocated financial liabilities[2]														80,936.6		1,802.6

Total liabilities													Rs.	806,957.9	US$	17,972.3

Tata Motors Limited and subsidiaries

Notes to Consolidated Financial Statements—(Continued)

	For the year ended / as of March 31, 2009
	Automotive and related activity								Others
	* Tata and other brand vehicles including financing thereof		Jaguar Land Rover		Intra- segment eliminations		Total		Others		Inter-segment eliminations		Total
(In millions)
Revenues
External revenue	Rs.	300,630.5	Rs.	390,889.1	Rs	—	Rs	691,519.6	Rs.	31,286.7	Rs	—	Rs.	722,806.3
Inter-segment / intra-segment revenue		258.0		—		—		258.0		4,147.4		(4,405.4)		—

Total revenues	Rs.	300,888.5	Rs.	390,889.1	Rs.	—	Rs.	691,777.6	Rs.	35,434.1	Rs.	(4,405.4)	Rs.	722,806.3

Earnings before other income, interest and tax		20,109.8		(21,775.1)		—		(1,665.3)		2,534.3		(338.3)		530.7
Share of profit/ (loss) of equity accounted investees		(3,442.4)		—		—		(3,442.4)		(21.6)		—		(3,464.0)
Reconciliation to net income/(loss):
Other income**														15,699.5
Excess of fair value of net assets acquired over cost of acquisition														6,569.6
Foreign exchange gain/ (loss) (net)														(48,142.8)
Interest income														3,097.2
Interest expense(net)														(34,222.3)
Income tax expense														(841.8)

Net income/(loss)													Rs.	(60,773.9)

*	Tata and other brand vehicles include Tata Daewoo and Fiat traded vehicles.
**	includes gain on sale of controlling equity interest in subsidiary amounting Rs. 1,404.7 million (refer note 30).

Tata Motors Limited and subsidiaries

Notes to Consolidated Financial Statements—(Continued)

	For the year ended / as of March 31, 2009
	Automotive and related activity								Others
	* Tata and other brand vehicles including financing thereof		Jaguar Land Rover		Intra- segment eliminations/ reconciliation		Total		Others		Inter-segment eliminations		Total
	( In millions)
Depreciation and amortization	Rs.	9,667.2	Rs.	17,732.0	Rs.	—	Rs.	27,399.2	Rs.	640.6	Rs.	—	Rs.	28,039.8
Capital expenditures		52,576.8		46,089.7		—		98,666.5		3,098.6		(567.8)		101,197.3

Segment assets		390,638.9		308,992.6		—		699,631.5		31,804.1		(3,085.5)		728,350.1
Investment in equity accounted investees		7,992.0		—		—		7,992.0		20.2		—		8,012.2
Reconciliation to total assets:
Investments														9,264.7
Current income tax assets														7,466.0
Deferred income taxes														4,279.2
Other unallocated financial assets[1]														25,257.2

Total assets													Rs.	782,629.4

Segment liabilities	Rs.	60,286.8	Rs.	179,024.2	Rs.	—	Rs.	239,311.0	Rs.	8,209.1	Rs.	(1,046.9)	Rs.	246,473.2
Reconciliation to total liabilities:
Borrowings														435,814.5
Current tax liabilities														3,837.6
Deferred income taxes														7,822.9
Other unallocated financial liabilities[2]														49,955.4

Total liabilities													Rs.	743,903.6

1.	Includes interest bearing loans and deposits and accrued interest income.
2.	Includes acceptances, interest accrued and other interest bearing liabilities.

Tata Motors Limited and subsidiaries

Notes to Consolidated Financial Statements—(Continued)

	Year ended March 31, 2008
	Automotive and related activity		Other		Inter-segment eliminations		Total
	(In millions)
Revenues
External revenue	Rs.	336,590.8	Rs.	33,664.0	Rs	—	Rs.	370,254.8
Inter-segment revenue		449.3		3,434.5		(3,883.8)		—

Total revenues	Rs.	337,040.1	Rs.	37,098.5	Rs.	(3,883.8)	Rs.	370,254.8

Earnings before other income, interest and tax		32,517.2		5,459.5		(125.7)		37,851.0
Share of profit/ (loss) of equity accounted investees		43.6		8.5				52.1
Reconciliation to net income/(loss):
Other income**								7,678.0
Foreign exchange gain/ (loss) (net)								1,902.4
Interest income								1,653.1
Interest expense(net)								(16,463.5)
Income tax expense								(9,470.1)

Net income/(loss)							Rs.	23,203.0

** includes gain on sale of controlling equity interest in subsidiary amounting Rs. 148.0 million (refer note 30).
	Year ended March 31, 2008
	Automotive and related activity		Other		Inter-segment eliminations		Total
	(In millions)
Depreciation and amortization	Rs.	7,889.5	Rs.	386.0	Rs.	—	Rs.	8,275.5
Capital expenditures	Rs.	49,924.9	Rs.	1,712.0	Rs.	(251.3)	Rs.	51,385.6
Entity wide disclosures Information concerning principal geographic areas is as follows: Net sales to external customers by geographic area by location of customers:

	Year ended March 31,
	2010		2010		2009		2008
	(In millions)
India	US$	8,482.1	Rs.	380,845.6	Rs.	272,889.6	Rs.	298,315.7
United States of America		2,227.6		100,018.4		60,070.1		5,972.8
United Kingdom		2,597.9		116,646.2		167,604.7		1,575.6
Rest of Europe		2,925.6		131,357.6		91,070.5		12,090.6
Rest of the World		4,396.3		197,395.0		131,171.4		52,300.1

Total	US$	20,629.5	Rs.	926,262.8	Rs.	722,806.3	Rs.	370,254.8

Tata Motors Limited and subsidiaries

Notes to Consolidated Financial Statements—(Continued)

Non-current assets (Property, plant and equipment, Intangible assets and Goodwill) by geographic area:

	Year ended March 31,
	2010		2010	2009
	(In millions)
India	US$	3,754.0	Rs. 168,557.3	Rs. 150,240.8
United States of America		42.8	1,921.4	2,180.6
United Kingdom		4,396.1	197,383.7	180,977.9
Rest of Europe		30.3	1,358.3	5,415.3
Rest of the World		277.5	12,457.9	11,760.7

Total	US$	8,500.7	Rs. 381,678.6	Rs. 350,575.3

Information about product revenues:

	Year ended March 31,
	2010		2010	2009	2008
	(In millions)
Tata and Fiat vehicles	US$	7,933.9	Rs. 356,230.7	Rs. 253,673.7	Rs. 286,823.6
Tata Daewoo commercial vehicles		589.2	26,455.2	25,184.8	30,308.3
Hispano buses and coaches		32.8	1,473.1	1,601.7	1,892.3
Finance revenues		485.5	21,796.9	20,170.3	17,566.6
Jaguar Land Rover vehicles		10,951.9	491,738.9	390,889.1	—
Construction equipment		470.1	21,109.3	21,416.8	24,097.0
Others		166.1	7,458.7	9,869.9	9,567.0

Total revenues	US$	20,629.5	Rs. 926,262.8	Rs. 722,806.3	Rs. 370,254.8

41.	Related party transactions

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

The following table summarizes related party transactions and balances included in the consolidated financial statements for the year ended / as of March 31, 2010

	With associates		With joint ventures		Tata Sons Ltd and its subsidiaries		Total		Total
Purchase of products	Rs.	27,907.2	Rs.	31,906.1	Rs.	0.9	Rs.	59,814.2	US$	1,332.2
Sale of property, plant and equipment		—		—		0.3		0.3		—
Sale of products		2,703.2		2,856.1		12.7		5,572.0		124.1
Services received		1.7		—		4,046.1		4,047.8		90.2
Services rendered		61.7		51.8		354.4		467.9		10.4
Interest (income) / expense, dividend (income) / (paid), net		(101.6)		(399.0)		2,969.5		2,468.9		55.0
Sale of investment		—		—		6,933.8		6,933.8		154.4
Gain on sale of investment		—		—		4,920.0		4,920.0		109.6
Amounts receivable in respect of loans and interest thereon		255.5		2,755.9		—		3,011.4		67.1
Amounts payable in respect of loans and interest thereon		130.1		—		15,818.3		15,948.4		355.2
Trade and other receivables		464.9		0.9		132.4		598.2		13.3
Accounts payable		601.7		2,130.3		1,208.3		3,940.3		87.8
Loans given		32.7		—		—		32.7		0.7
Investment in equity		14.4		1,309.9		—		1,324.3		29.5
Loans taken		670.0		—		6,424.7		7,094.7		158.0

Tata Motors Limited and subsidiaries

Notes to Consolidated Financial Statements—(Continued)

The following table summarizes related party transactions and balances included in the consolidated financial statements for the year ended / as of March 31, 2009:

	With associates		With joint ventures		With Tata Sons Ltd and its subsidiaries		Total
Purchase of products	Rs.	20,317.8	Rs.	7,493.4	Rs.	7.9	Rs.	27,819.1
Purchase of property, plant and equipment		10.6		—		21.3		31.9
Sale of products		1,098.9		670.3		151.0		1,920.2
Services received		129.1		—		2,723.3		2,852.4
Services rendered		55.2		340.4		974.6		1,370.2
Interest (income) / expense, dividend (income) / paid, net		(368.8)		(339.6)		1,982.7		1,274.3
Sale of portion of equity interest in subsidiaries ( See note-30)		—		—		1,610.2		1,610.2
Gain on sale of portion of equity interest in subsidiaries (See note-30)		—		—		1,404.7		1,404.7
Sale of investment		—		—		5,667.6		5,667.6
Gain on sale of investment		—		—		4,066.2		4,066.2
Amounts receivable in respect of loans and interest thereon		287.3		2,650.0		—		2,937.3
Amounts payable in respect of loans and interest thereon		—		—		10,788.0		10,788.0
Trade and other receivables		195.3		847.0		394.7		1,437.0
Accounts payable		801.1		1,557.9		789.2		3,148.2
Guarantees given		—		8,565.3		—		8,565.3
Loans given		27.6		3,150.0		—		3,177.6
Investment in equity		261.7		2,679.5		—		2,941.2
Loans taken		—		—		10,673.9		10,673.9
Proceeds from issue of shares		—		—		29,794.0		29,794.0

Tata Motors Limited and subsidiaries

Notes to Consolidated Financial Statements—(Continued)

The following table summarizes related party transactions and balances included in the consolidated financial statements for the year ended / as of March 31, 2008:

	With associates		With joint ventures		With Tata Sons Ltd and its subsidiaries		Total
Purchase of products	Rs.	28,111.7	Rs.	9.7	Rs.	40.6	Rs.	28,162.0
Purchase of property, plant and equipment		—		—		70.8		70.8
Sale of property, plant and equipment		0.4		—		34.2		34.6
Sale of products		1,486.5		—		63.4		1,549.9
Services received		191.9		—		1,075.5		1,267.4
Services rendered		244.1		146.6		344.3		735.0
Sale of portion of equity interest in subsidiaries ( See note 30)		—		—		1,642.5		1,642.5
Gain on sale of portion of equity interest in subsidiaries (See note 30)		—		—		1,100.1		1,100.1
Sale of investments		—		—		350.0		350.0
Sale of investments in associate		—		—		183.9		183.9
Gain on sale of investment in associate		—		—		144.5		144.5
Interest (income) / expense, dividend (income) / paid, net		(311.9)		(23.7)		1,088.2		752.6
Amounts receivable in respect of loans and interest thereon		17.0		517.6		5.8		540.4
Sale of finance receivables (See note 33)		—		—		10,226.0		10,226.0
Gain on sale of finance receivables (included in finance income) (See note 33)		—		—		923.5		923.5
Trade and other receivables		307.1		137.8		184.3		629.2
Accounts payable		2,065.2		9.7		58.7		2,133.6
Loans given		514.8		1,517.8		—		2,032.6
Investment in equity		—		3,704.0		—		3,704.0
Loans taken		63.5		—		—		63.5

Compensation of key management personnel:

	Year ended March 31,
	2010		2010		2009		2008
	(In millions)
Short-term benefits	US$	2.8	Rs.	127.4	Rs.	97.0	Rs.	80.4
Post- employment benefits		0.8		36.2		9.0		5.8
Other transactions with key management personnel:
	Year ended March 31,
	2010		2010		2009		2008
	(In millions)
Interest (income) / expense, dividend (income) / paid, net	US$	0.4	Rs.	19.6	Rs.	5.2	Rs.	0.8
Amounts receivable in respect of loans and interest thereon		—		1.0		1.1		2.7
Fixed deposits taken		—		2.0		130.0		—
Amounts payable in respect of fixed deposits and interest thereon		3.4		154.3		133.9		—
Proceeds from issue of shares		—		—		14.2		—

Refer note 34 for information on transactions with post-employment benefit plans.

42.	Subsequent events

            Refer note 27 for dividend approved subsequent to March 31, 2010.

Tata Motors Limited and subsidiaries

Notes to Consolidated Financial Statements—(Continued)

43.	Earnings/ (loss) per share (“EPS”)

	Net income/(loss) attributable to shareholders of Tata Motors Limited (In millions)		Weighted average shares (Nos.)	Earnings/(loss) per share
For the year ended March 31, 2010:
Ordinary Shares
Basic net earnings per share	Rs.	33,377.5	463,736,463	Rs.	72.0
	US$	743.3		US$	1.6

Effect of shares kept in abeyance	Rs.	(5.1)	149,971	Rs.	(33.7)
	US$	(0.1)		US$	(0.8)

Diluted earnings per share	Rs.	33,372.4	463,886,434	Rs.	71.9
	US$	743.2		US$	1.6
‘A’ Ordinary Shares
Basic net earnings per share	Rs.	4,651.2	64,176,028	Rs.	72.5
	US$	103.5		US$	1.6

Effect of shares kept in abeyance	Rs.	5.1	100,136	Rs.	(50.5)
	US$	0.1		US$	(1.1)
Diluted earnings per share	Rs.	4,656.3	64,276,164	Rs.	72.4
	US$	103.6		US$	1.6
For the year ended March 31, 2009
Basic and diluted earnings/(loss) per share ( 413,053,469 Ordinary shares and 27,428,499 ‘A’ Ordinary shares)	Rs.	(60,142.3)	440,481,968	Rs.	(136.5)

For the year ended March 31, 2008
Basic net earnings per share (Ordinary shares)	Rs.	21,976.6	385,438,663	Rs.	57.0
Effect of foreign currency convertible notes		(737.4)	36,714,160		(20.1)
Diluted earnings per share (Ordinary shares)	Rs.	21,239.2	422,152,823	Rs.	50.3

‘A’ Ordinary shares holders are entitled to receive dividend at 5 percentage points more than the aggregate rate of dividend determined by the Company on Ordinary shares for the financial year.

The effect of 53,468,029 Ordinary shares issuable as of March 31, 2010, on conversion of Zero Coupon Convertible Alternative Reference Securities and other Foreign Currency Convertible Notes, is anti-dilutive for the year ended March 31, 2010 and have not been considered in the computation of diluted EPS.

The effect of 43,694,212 Ordinary shares issuable as of March 31, 2009, on conversion of Zero Coupon Convertible Alternative Reference Securities and other Foreign Currency Convertible Notes and issue of shares kept in abeyance, is anti-dilutive for the year ended March 31, 2009 and have not been considered in the computation of diluted EPS.

The effect of 100,509 ‘A’ Ordinary shares issuable as of March 31, 2009 on issue of shares kept in abeyance, is anti-dilutive for the year ended March 31, 2009 and have not been considered in the computation of diluted EPS.

Tata Motors Limited and subsidiaries

Notes to Consolidated Financial Statements—(Continued)

Impact of changes in accounting policies:

Change in the Company’s accounting policies during the year ended March 31, 2010 are described in detail in note 2 (v). To the extent that those changes have had an impact on reported results, they have had an impact on the amounts reported for earnings per share. There is no impact on results for the financial years ending March 31, 2009 and March 31, 2008.

The following table summarizes the effect on both basic and diluted earnings per share for the year ended March 31, 2010:

	Effect on net income attributable to shareholders of Tata Motors Limited – basic earnings per share		Effect on net income attributable to shareholders of Tata Motors Limited – diluted earnings per share		Effect on basic earnings per share/diluted earnings per share
	( in millions)		( in millions)
Ordinary Shares
Changes in accounting policies relating to:
-retained interest in a subsidiary subsequent to disposal of controlling equity interest	Rs.	11,665.3	Rs.	11,663.5	Rs.	25.2
	US$	259.8	US$	259.8	US$	0.6

-attribution of total comprehensive income to non-controlling interests	Rs.	402.4	Rs.	402.3	Rs.	0.9
	US$	9.0	US$	9.0	US$	0.0

‘A’ Ordinary Shares
Changes in accounting policies relating to:
-retained interest in a subsidiary subsequent to disposal of controlling equity interest	Rs.	1,614.3	Rs.	1,616.1	Rs.	25.2
	US$	36.0	US$	36.0	US$	0.6

-attribution of total comprehensive income to non-controlling interests	Rs.	55.7	Rs.	55.8	Rs.	0.9
	US$	1.2	US$	1.2	US$	0.0