Form 20-F
period 2011-03-31
TATA MOTORS LTD/FI
filed 2011-07-28
CIK 926042

As filed with the Securities and Exchange Commission on July 28, 2011

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the Fiscal year ended March 31, 2011

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

None

(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report. — 538,272,284 Ordinary Shares and 96,341,706 ‘A’ Ordinary Shares, including 109,417,979 Ordinary Shares represented by 109,417,979 American Depositary Shares outstanding as of March 31, 2011.

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

•

References to “dollar”, “US dollar” and “US$” are to the lawful currency of the United States of America; references to “rupees” and “Rs.” are to the lawful currency of India; references to “JPY” are to the lawful currency of Japan; and references to “GBP” are to the lawful currency of the United Kingdom; and “Euro” are to the lawful currency of States of European union; references to “Russian Ruble” are to the lawful currency of Russia; and references to “RMB” are to the lawful currency of China;

•

References to “US GAAP” are to accounting principles generally accepted in the United States, and references to “Indian GAAP” are to accounting principles generally accepted in India and references to “IFRS” are to International Financial Reporting Standards and its interpretations as issued by International Accounting Standards Board;

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

•	References to a particular “Fiscal” year, such as “Fiscal 2011”, are to our Fiscal year ended on March 31 of that year;

•	Figures in tables may not add up to totals due to rounding;

•	“Millimeters” or “mm” are equal to 1/1000 of a meter. A meter is equal to approximately 39.37 inches and a millimeter is equal to approximately 0.039 inch;

•	“Kilograms” or “kg” are each equal to approximately 2.2 pounds, and “metric tonnes” are equal to 1,000 kilograms or approximately 2,200 pounds;

•	“Liters” are equivalent to 61.02 cubic inches of volume, or approximately 1.057 U.S. quarts of liquid measure; and

•	“Revenues” refers to Total Revenue net of excise duty unless stated otherwise.

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

A. Selected Financial Data.

The following table sets forth selected financial data including selected historical financial information as of and for each of the Fiscal years ended March 31, 2011, 2010, 2009 and 2008 in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board, or IFRS.

The selected IFRS consolidated financial data as of March 31, 2011 and 2010 and for each of the Fiscal years ended March 31, 2011, 2010 and 2009 are derived from our audited IFRS consolidated financial statements included in this annual report together with the report of Deloitte Haskins & Sells, independent auditors, who have reported that they carried out their audit in accordance with standards of the Public Company Accounting Oversight Board (United States). The selected IFRS consolidated financial data as of March 31, 2008 and for Fiscal year ended March 31, 2008 are derived from our audited IFRS consolidated financial statement not included in this annual report.

Selected IFRS financial data for the year ended March 31,2007 has not been included in this Annual Report on Form 20-F because IFRS financial statements for such period have not previously been prepared and could not be without unreasonable effort and expense. We changed our basis of accounting to IFRS during the year ended March 31, 2009 and, in connection therewith, our consolidated financial statements for the year ended March 31, 2008 were restated to conform to IFRS. Prior to adoption of IFRS, we prepared financial statements in accordance with accounting principles generally accepted in the United States of America for purposes of our SEC reporting.

You should read our selected financial data in conjunction with Item 5 “— Operating and Financial Review and Prospects”

Selected Financial Data Prepared in Accordance with IFRS

	For each of the years ended March 31,
	2011	2011	2010	2009	2008
	(In US$ millions, except share and per share amounts)	(in Rs. millions, except share and per share amount)
Revenues	27,130.9	1,209,902.6	904,465.9	702,636.0	352,688.2
Finance revenues	498.5	22,231.5	21,796.9	20,170.3	17,566.6

Total revenues	27,629.4	1,232,134.1	926,262.8	722,806.3	370,254.8
Change in inventories of finished goods and work-in-progress	(423.2)	(18,874.7)	(9,343.9)	15,793.3	(202.2)
Purchase of products for sale	2,713.3	121,000.6	96,839.1	71,260.2	24,056.8
Raw materials and consumables	15,564.5	694,097.9	531,209.4	401,679.9	223,388.8
Employee cost	2,068.6	92,249.6	87,944.9	75,199.7	28,763.6
Depreciation and amortization	974.2	43,445.7	36,636.6	28,039.8	8,275.5
Other expenses	5,210.0	232,341.7	180,807.7	175,613.6	57,920.9
Expenditure capitalized	(1,287.9)	(57,433.1)	(46,046.7)	(45,310.9)	(9,799.6)
Gain on sale of controlling equity interest in subsidiary	—	—	(27,565.5)	(1,404.7)	(148.0)
Other (income) / loss (net)	184.3	8,218.0	418.6	(14,294.8)	(7,530.0)
Excess of fair value of net assets acquired over cost of acquisition	—	—	—	(6,569.6)	—
Foreign exchange (gain)/loss (net)	(69.3)	(3,090.0)	(16,045.3)	48,142.8	(1,902.4)
Interest income	(82.3)	(3,669.5)	(2,570.1)	(3,097.2)	(1,653.1)
Interest expense (net)	826.4	36,853.5	40,396.0	34,222.3	16,463.5
Share of (profit)/loss of equity accounted investees	10.3	458.4	1,229.3	3,464.0	(52.1)

Net income /(loss) before tax	1,940.5	86,536.0	52,352.7	(59,932.1)	32,673.1
Income tax expense	(286.7)	(12,787.3)	(14,771.6)	(841.8)	(9,470.1)

Net income /(loss) after tax	1,653.8	73,748.7	37,581.1	(60,773.9)	23,203.0

Net income/(loss) attributable to equity holders	1,646.0	73,401.8	38,028.7	(60,142.3)	21,976.6
Net income/(loss) attributable to non-controlling interest	7.8	346.9	(447.6)	(631.6)	1,226.4

Dividends per share	US$	0.3	Rs.	15.0	Rs.	6.0	Rs.	15	Rs.	15
Dividends per share ‘A’ Ordinary Shares	US$	0.3	Rs.	15.5	Rs.	6.5	Rs	—	Rs	—
Weighted average equity shares outstanding:
Basic		517,760,138		517,760,138		463,736,463		413,053,469		385,438,663
Diluted		518,174,445		518,174,445		463,886,434		413,053,469		422,152,823
Weighted average ‘A’ equity shares outstanding:
Basic		79,333,840		79,333,840		64,176,028		27,428,499		—
Diluted		79,433,370		79,433,370		64,276,164		27,428,499		—
Earnings per share:
Basic	US$	2.8	Rs.	122.9	Rs	72.0	Rs.	(136.5)	Rs.	57.0
Diluted	US$	2.8	Rs.	122.7	Rs.	71.9	Rs.	(136.5)	Rs.	50.3
Earnings per share of ‘A’ Ordinary Shares:
Basic	US$	2.8	Rs.	123.4	Rs.	72.5	Rs.	(136.5)		—
Diluted	US$	2.8	Rs.	123.2	Rs.	72.4	Rs.	(136.5)		—

	As of March 31,
	2011	2011	2010	2009	2008
	(in US $ millions, except number of shares)	(in Rs. millions, except number of shares)
Balance Sheet Data
Total Assets	23,131.2	1,031,526.9	908,410.2	782,629.4	474,135.7
Long term debt, net of current portion	4,517.8	201,471.3	198,897.4	116,185.9	108,028.1
Total shareholders equity	4,737.3	211,259.3	102,222.8	38,725.8	124,316.5
Number of Equity shares outstanding
-Ordinary Shares	53,82,72,284	53,82,72,284	506,381,170	449,832,659	385,503,954
-‘A’ Ordinary Shares	9,63,41,706	9,63,41,706	64,176,374	64,175,655	—

Exchange Rate Information

For convenience, some of the financial amounts presented in this annual report have been translated from rupee amounts into dollar amounts at the rate of Rs.44.5950 = US $1.00, based on the fixing rate in the City of Mumbai on March 31, 2011 for cable transfers in Indian rupees as published by the Foreign Exchange Dealers’ Association of India or FEDAI, the date of our most recent balance sheet included in this annual report. However, such translations do not imply that the rupee amounts have been could have been or could be converted into US dollars at that or any other rate.

The following table sets forth, for the Fiscal years ended March 31, 2011, 2010, 2009, 2008 and 2007 information with respect to the exchange rate between the rupee and the dollar (in rupees per US dollar) as published by Bloomberg L.P.

Fiscal year ended March 31,	Period End	Period Average	High	Low
2011	44.59	44.98	45.25	44.59
2010	44.92	47.42	50.64	44.92
2009	50.73	45.82	51.97	39.77
2008	40.12	40.26	43.15	39.27
2007	43.48	45.24	46.88	43.04

The following table sets forth information with respect to the exchange rate between the rupee and the dollar (in rupees per US dollar) for the previous six months as published by Bloomberg L.P.

Month	Period End	Period Average	High	Low
January 2011	45.91	45.41	45.91	44.71
February 2011	45.27	45.44	45.77	44.99
March 2011	44.59	44.98	45.25	44.59
April 2011	44.22	44.36	44.52	44.08
May 2011	45.06	44.93	45.33	44.33
June 2011	44.70	44.84	45.04	44.68

Source: Bloomberg L.P

As of July 27, 2011, the value of the rupee against the US dollar was Rs.44.08 per US$1.00, as published by Bloomberg L.P

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

Risk associated with Our Business and the Automotive Industry.

Deterioration in global economic conditions could have a significant adverse impact on our sales and results of operations.

The impact of the recent global financial crisis and sovereign debt crisis in the United States and the Euro zone continues to be a cause of concern despite concerted efforts to contain the adverse effect of these events on global recovery.

We have automotive operations in South Korea, Spain and Thailand. The Indian automotive industry is affected substantially by the general economic conditions in India and around the world. The demand for automobiles in the Indian market is influenced by factors including the growth rate of the Indian economy, easy availability of credit, and increase in disposable income among Indian consumers, interest rates, freight rates and fuel prices. During the global financial crisis, the Reserve Bank of India (RBI) had eased its monetary policy stance to stimulate economic activity. Subsequently, as the Indian economy started recovering from the downturn, inflation pressures increased substantially and despite several interest rate hikes, inflation continues to be high. The trends of higher inflation, muted industrial growth and rising interest rates are expected to pose downside risks to overall growth. The automotive industry in general is cyclical and economic slowdowns in the past have affected the manufacturing sector including the automotive and related industries. Deterioration in key economic factors such as growth rate, interest rates and inflation as well as reduced availability of financing for vehicles at competitive rates may adversely affect our automotive sales in India and results of operations.

Our Jaguar and Land Rover operations have significant presence in the UK, North America and Continental Europe and has operations in many major countries across the globe. The global economic downtown significantly impacted the global automotive markets, particularly in the United States and Europe, where our Jaguar Land Rover operations have significant sales exposure. Our strategy with respect to our Jaguar Land Rover operations, which includes new product launches and expansion into growing markets such as China, Russia and Brazil, may not be sufficient to mitigate the decrease in demand for our products in established markets and this could have a significant adverse impact on our financial performance. In response to the recent economic slowdown, we further intensified efforts to review and realign our cost structure such as reducing manpower costs and other fixed costs. Further, our Jaguar Land Rover business is exploring opportunities to reduce cost base through increased sourcing of materials from low cost countries, reduction in number of suppliers, reduction in number of platforms, reduction in engineering change costs, increased use of off-shoring and several other initiatives. Although consumer sentiments have improved in many developed markets since late 2009, if industry demand softens because of a major debt crisis, negative economic growth in key markets or other factors, our results of operations and financial condition could be substantially and adversely affected.

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

On June 2, 2008, we completed the acquisition of Jaguar Land Rover from the Ford Motor Company, or Ford. Therefore, our financial statements for the Fiscal years ended March 31, 2009, 2010 and 2011 include the results of Jaguar Land Rover for the period commencing from June 2, 2008 to March 31, 2009, for the Fiscal year ended March 31, 2010 and for the Fiscal year ended March 31, 2011, respectively. Our historical consolidated financial statements for the Fiscal years ended on and before March 31, 2008 do not include the results of Jaguar Land Rover, and neither pro forma nor historical consolidated financial statements showing our combined results of operations and financial condition, including Jaguar Land Rover, have been prepared or are being provided in this annual report.

This may make it difficult to compare our past performance and financial condition or to estimate our consolidated performance in the future. Moreover, the global disruption of the automotive industry during the 2009 financial crisis, including in Jaguar Land Rover’s markets, makes past performance of the business not necessarily indicative of future demand, trends or results.

Exchange rate and interest rate fluctuations could adversely affect our results of operations.

Our operations are subject to risk arising from fluctuations in exchange rates with reference to countries in which we operate. These risks primarily stem from the relative movements of the GBP, the US dollar, the Euro, the Chinese Renminbi, the Russian Ruble and the Indian Rupee.

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

We also have interest-bearing assets (including cash balances) and interest-bearing liabilities, which earn interest at variable rates. We are therefore exposed to changes in interest rates in the various markets in which we borrow.

Financial instability in other countries could disrupt our business and cause the trading price of our Shares and ADSs to decrease.

The Indian automotive market and the Indian economy are influenced by economic and market conditions in other countries. Although economic conditions are different in each country, investors’ reactions to economic developments in one country can have adverse effects on the securities of companies and the economy as a whole, in other countries, including India. A loss of investor confidence in the financial systems of other emerging markets may cause volatility in Indian financial markets and indirectly, in the Indian economy in general. Any worldwide financial instability could also have a negative impact on the Indian economy, including the movement of exchange rates and interest rates in India. In the event of recovery of global economy is slower than expected, or if there is any significant financial disruption, this could have an adverse effect on our cost of funding, loan portfolio, business, prospects, results of operations, financial condition and the trading price of our shares and ADSs.

Intensifying competition could materially and adversely affect our sales and results of operations.

The global automotive industry is highly competitive and competition is likely to further intensify in view of the continuing globalization and consolidation in the worldwide automotive industry. Competition is especially likely to increase in the premium automotive categories as each market participant intensifies its efforts to retain its position in established markets while also developing a presence in emerging markets, such as China. The factors affecting competition include product quality and features, innovation and product development time, ability to control costs, pricing, reliability, safety, fuel economy, customer service and financing terms. There can be no assurance that we will be able to compete successfully in the global automotive industry in the future.

We also face strong competition in the Indian market from domestic as well as foreign automobile manufacturers. Improving infrastructure and robust growth prospects compared to other mature markets are attracting a number of international companies to India either through joint ventures with local partners or through independently owned operations in India. International competitors bring with them decades of international experience, global scale, advanced technology and significant financial resources. Consequently, domestic competition is likely to further intensify in the future. There can be no assurance that we will be able to implement our future strategies in a way that will mitigate the effects of increased competition in the Indian automotive industry.

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

We are subject to risks associated with our automobile financing business. Any defaults by our customers or inability to repay instalments as due, could adversely affect our business, results of operations and cash flows. In addition, any downgrades in our credit ratings may increase our borrowing costs and restrict our access to the debt markets. Over time, and particularly in the event of any credit rating downgrades, market volatility, market disruption, regulatory changes or otherwise, we may need to reduce the amount of financing receivables we originate, which could adversely affect our ability to support the sale of our vehicles.

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

Adverse economic conditions, decline in automobile demand, lack of access to sufficient financing arrangements could have a negative financial impact on our suppliers and distributors in turn impairing timely availability of components to us, while impairments to the financial condition of our distributors may impact our performance in some markets. In addition, if one or more of the other global automotive manufacturers were to become insolvent, this would have an adverse impact on the supply chains and may further affect our results of operations in an adverse manner.

In respect of our Jaguar Land Rover operations, as part of a separation agreement from Ford, we have entered into supply agreements with Ford and certain other third parties for critical components. Any disruption of such transitional services could have a material adverse impact on our operations and financial condition.

Increases in the cost, or disruptions in the supply, of vehicle parts manufactured in Japan resulting from recent natural disasters could materially harm our business

The recent earthquake and tsunami in Japan and their aftermath have created significant economic uncertainty in that country, the effects of which are largely not yet assessable. Since the earthquake, we have observed a significant drop in commercial activity in Japan, and we believe economic activity in the country may be generally disrupted for a substantial period of time. Some of our vehicles use raw materials, pre-products and vehicle parts that are sourced from Japan, including microchips. The recent natural disasters in that country have caused some Japanese suppliers to halt, delay or reduce production, which could reduce or disrupt the supply of such raw materials, pre-products and vehicle parts and / or result in an increase in their cost. Substantial increases in the costs; or a significant delay or sustained interruption in the supply; of key inputs sourced from Japan could adversely affect our ability to maintain our current and expected levels of production, and therefore negatively affect our revenues and increase our operating expenses.

Increases in input prices may have a material adverse impact on our result of operations.

In Fiscal 2011 and 2010, consumption of raw materials, components and aggregates and purchase of products for sale constituted approximately 64.62% and 66.80% respectively, of total revenues. Prices of commodity items used in manufacturing automobiles, including steel, aluminium, copper, zinc, rubber, platinum, palladium and rhodium have become increasingly volatile over the past two years. Further, with many economies coming out of recession, prices of commodity items such as steel, non-ferrous, precious metals, rubber and petroleum product are expected to rise significantly. While we continue to pursue cost reduction initiatives, an increase in price of input materials could severely impact our profitability to the extent such increase cannot be absorbed by the market through price increases and/or could have a negative impact on the demand. In addition, because of intense price competition and our high level of fixed costs, we may not be able to adequately address changes in commodity prices even if they are foreseeable. Increases in fuel costs also pose a significant challenge to automobile manufacturers worldwide, including us, especially in the commercial and premium vehicle segments where increased fuel prices have an impact on demand.

The performance of our subsidiaries and affiliates may adversely affect our results of operations.

We have made and may continue to make capital commitments to our subsidiaries and affiliates, and if the business or operations of these subsidiaries and affiliates deteriorates, the value of our investments may be adversely affected.

The significant reliance of Jaguar Land Rover on key mature markets increases the risk of negative impact of adverse change in customer demand in those countries

Jaguar Land Rover, which contributes approximately 60% of our revenues, has a significant presence in the United Kingdom, North American and continental European markets. The global economic downturn significantly impacted the automotive industry in these markets in Fiscal 2009.

Even though sales of passenger cars were aided by government-sponsored car-scrap incentives, these incentives primarily benefited the compact and micro-compact car segments and had virtually no slowing effect on the sales declines in the premium car or all-terrain vehicle segments in which we operate. Although demand in these markets has recovered strongly, any decline in demand for our vehicles in these major markets may in the future significantly impair our business, financial position and results of operations. In addition, our strategy, which includes new product launches and expansion into growing markets, such as China, India, Russia and Brazil, may not be sufficient to mitigate a decrease in demand for our products in mature markets in the future, which could have a significant adverse impact on our financial performance.

We are subject to risks associated with growing our business through mergers and acquisitions.

We believe that our acquisitions provide us opportunities to grow significantly in the global automobile markets by offering premium brands and products. Our acquisitions have provided us with access to technology and additional capabilities while also offering potential synergies. However, the scale, scope and nature of the integration required in connection with our acquisitions present significant challenges, and we may be unable to integrate the relevant subsidiaries, divisions and facilities effectively within our expected schedule. An acquisition may not meet our expectations and the realization of the anticipated benefits may be blocked, delayed or reduced as a result of numerous factors, some of which are outside our control.

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

Inability to protect or preserve our intellectual property could materially and adversely affect our business, financial condition and results of operations.

With respect to our Jaguar Land Rover business, we own or otherwise have rights in respect of a number of patents relating to the products we manufacture, which have been obtained over a period of years. In connection with the design and engineering of new vehicles and the enhancement of existing models, we seek to regularly develop new technical designs for use in our vehicles. We also use technical designs which are the intellectual property of third parties with such third parties’ consent.

These patents and trademarks have been of value in the growth of our business and may continue to be of value in the future. Although we do not regard any of our businesses as being dependent upon any single patent or related group of patents, an inability to protect this intellectual property generally, or the illegal breach of some or a large group of our intellectual property rights, would have a materially adverse effect on our operations, business and / or financial condition. We may also be affected by restrictions on the use of intellectual property rights held by third parties and we may be held legally liable for the infringement of the intellectual property rights of others in our products.

We may be adversely affected by labor unrest.

All of our permanent employees, other than officers and managers, in India and most of our permanent employees in South Korea, Spain and the United Kingdom, including certain officers and managers, in relation to our automotive business, are members of labor unions and are covered by our wage agreements, where applicable with those labor unions.

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

Our pension liabilities are generally funded and the pension plan assets are particularly significant in respect of the Jaguar and Land Rover pension plans. All new employees in our Jaguar Land Rover operations from April 19, 2010, have joined in a new defined contribution pension plan.

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

New or changing laws, regulations and government policies regarding increased fuel economy, reduced greenhouse gas and other emissions, vehicle safety and taxes may have significant impact on our business.

As an automobile company, we are subject to extensive governmental regulations regarding vehicle emission levels, noise, safety and levels of pollutants generated by our production facilities. These regulations are likely to become more stringent and compliance costs may significantly impact our future results of operations. In particular, the U.S. and Europe have stringent regulations relating to vehicular emissions. The proposed tightening of vehicle emissions regulations by the European Union will require significant costs for compliance. While we are pursuing various technologies in order to meet the required standards in the various countries in which we sell our vehicles, the costs for compliance with these required standards can be significant to our operations and may adversely impact our results of operations.

Imposition of any additional taxes and levies designed to limit the use of automobiles could adversely affect the demand for our products and our results of operations. Changes in corporate and other taxation policies as well as changes in export and other incentives given by the various governments could also adversely affect our results of operations. For example, we are availing ourselves of excise duty exemptions for manufacturing facilities in the State of Uttarakhand and other incentives in certain states of India either through subsidies or loans from such states where we have manufacturing operations. The Government of India had proposed a comprehensive national goods and services tax, or GST, regime that will combine taxes and levies by the central and state governments into one unified rate structure. The same was to be effective from April 1, 2011, but its implementation has been deferred till April 1, 2012.While both the Government of India and other state governments of India have publicly announced that all committed incentives will be protected following the implementation of the GST, given the limited availability of information in the public domain concerning the GST, we are unable to provide any assurance as to this or any other aspect of the tax regime following implementation of the GST. The implementation of this rationalized tax structure might be affected by any disagreement between certain state governments, which could create uncertainty.

The Direct Tax Code Bill 2010, or DTC, proposes to replace the existing Income Tax Act, 1961 and other direct tax laws, with a view to simplify and rationalize the tax provisions into one unified code. The DTC bill is proposed to come into effect from April 1, 2012 .The various proposals included in DTC bill are subject to review by Indian parliament and as such impact if any, is not quantifiable at this stage.

Regulations in the areas of investments, taxes and levies may also have an impact on Indian securities, including our Shares and ADSs. In this regard it is important to note that DTC bill would likely have a significant impact on the current tax regime, including in respect of our Shares and ADSs. For more information, see Item 4.B “– Business Overview – Government Regulations – Indian Taxes – Goods and Services Tax” of this annual report.

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

We are subject to a complex and changing regime of laws, regulations and standards relating to accounting, corporate governance and public disclosure, including the Sarbanes-Oxley Act of 2002 and Securities and Exchange Commission, or SEC, regulations, SEBI regulations, New York Stock Exchange, or NYSE, listing rules and Indian stock market listing regulations. New or changed laws, regulations and standards may lack specificity and are subject to varying interpretations. Their application in practice may evolve over time as new guidance is provided by regulatory and governing bodies. This could result in continuing uncertainty regarding compliance matters and higher costs of compliance as a result of ongoing revisions to such governance standards. We are committed to maintaining high standards of corporate governance and public disclosure. However, our efforts to comply with evolving laws, regulations and standards in this regard have resulted in, and are likely to continue to result in, increased general and administrative expenses and a diversion of management resources and time.

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

Our Articles of Association, which include regulations applicable to our Board of Directors, and Indian law, govern our corporate affairs. Legal principles relating to these matters and the validity of corporate procedures, directors’ fiduciary duties and liabilities, and shareholders’ rights may differ from those that would apply to a company incorporated in another jurisdiction. Shareholders’ rights under Indian law may not be as extensive as shareholders’ rights under the laws of other countries or jurisdictions, including the United States. You may also have more difficulty in asserting your rights as a shareholder of our Company than you would as a shareholder of a corporation organized in another jurisdiction.

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

We are a limited liability company incorporated under the laws of India. 11 out of our 13 Directors and executive officers named in this annual report are residents of India or a substantial portion of our assets and the assets of these directors and executive officers are located in India. As a result, investors may find it difficult to (i) effect service of process upon us or these directors and executive officers in jurisdictions outside of India, (ii) enforce court judgments obtained outside of India, including those based upon the civil liability provisions of the U.S. federal securities laws, against us or these directors and executive officers, (iii) enforce, in an Indian court, court judgments obtained outside of India, including those based upon the civil liability provisions of the U.S. federal securities laws, against us or these directors and executive officers, and (iv) obtain expeditious adjudication of an original action in an Indian court to enforce liabilities, including those based upon the civil liability provisions of the U.S. federal securities laws, against us or these directors and executive officers.

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

The United States has not been declared by the Government of India to be a reciprocating territory for the purpose of Section 44A of the Civil Procedure Code. Accordingly, a judgment of a court in the United States may be enforced only by a suit upon the judgment and not by proceedings in execution. The suit must be brought in India within three years from the date of the judgment in the same manner as any other suit filed to enforce a civil liability in India. It is unlikely that a court in India would award damages on the same basis as a foreign court if an action is brought in India. Furthermore, it is unlikely that an Indian court would enforce foreign judgments if it viewed the amount of damages awarded as excessive or inconsistent with public policy. A party seeking to enforce a foreign judgment in India is required to obtain approval from the RBI to execute such a judgment or to repatriate outside India any amount recovered

Risks associated with our Shares and ADSs.

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

The exchange rate between the rupee and the US dollar has changed substantially in the last two decades and may substantially fluctuate in the future. The value of the rupee against the US dollar was Rs.44.08 = US$1.00 as of July 27, 2011.

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

A. History and Development of the Company.

We were incorporated on September 1, 1945 as a public limited liability company under the Indian Companies Act VII of 1913 as Tata Locomotive and Engineering Company Limited. Our name was changed to Tata Engineering and Locomotive Company Limited on September 24, 1960, and to Tata Motors Limited on July 29, 2003. We commenced operations as a steam locomotive manufacturer. This business was discontinued in 1971. Since 1954, we have been manufacturing automotive vehicles. The automotive vehicle business commenced with the manufacture of commercial vehicles under financial and technical collaboration with Daimler-Benz AG (now Daimler AG) of Germany. This agreement ended in 1969. We produced only commercial vehicles until 1991, when we started producing passenger vehicles as well. Together with our consolidated subsidiaries and equity accounted affiliates we form the Tata Motors Group. Please see Item 4.C for details of our subsidiaries and affiliates.

In September 2004, we became the first company from India’s engineering sector to be listed on the New York Stock Exchange.

We offer a broad portfolio of automotive products, ranging from sub — 1 ton to 49 ton gross vehicle weight, or GVW, trucks (including pickup trucks) to small, medium, and large buses and coaches to passenger cars, including the world’s most affordable car — the Tata Nano, premium luxury cars and SUVs. By volume, we are the world’s fourth largest truck manufacturer and the third largest bus manufacturer in above 8 ton category.

We have a substantial presence in India and also have global operations in connection with production and sale of Jaguar and Land Rover premium brand passenger vehicles. We are the largest automobile manufacturer by revenue in India, the largest commercial vehicle manufacturer in terms of revenue in India and among the top three passenger vehicle manufacturers in terms of units sold in India during Fiscal 2011. We estimate that around five million vehicles produced by us are currently being operated in India.

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

•

We have also been distributing and marketing Fiat branded cars in India since March 2006. We have a joint venture agreement with Fiat Group Automobiles S.p.A., Italy, located at Ranjangaon in Maharashtra to manufacture passenger cars, engines and transmissions for the Indian and overseas markets. Established in April 2008, the plant currently manufactures the Fiat Linea, the Fiat Punto, the Tata Manza as well as components like engines and transmissions.

•

In May 2006, we entered into a joint venture agreement with Brazil-based Marcopolo S.A., or Marcopolo, a global leader in building bodies for buses and coaches, to manufacture and assemble fully-built buses and coaches in India, wherein we have a 51% ownership, the balance being held by Marcopolo. The joint venture commenced production during Fiscal 2009.

•

In December 2006, we entered into a joint venture agreement with Thonburi Automotive Assembly Plant Co. Ltd Thailand, or Thonburi, to manufacture pickup trucks in Thailand. As of March 31, 2011, we own 86.78% of the joint venture, while Thonburi owns the remaining 13.22%. Subsequent to March 31, 2011, our holding increased to 90.82%. The joint venture, which began vehicle production in March 2008, enabled us to access the Thailand market, which is a major market for pickup trucks, as well as other potential markets in that region.

•

For some of our products, we are also expanding our international export operations, which have been continuing since 1961. Our vehicles are being marketed in several countries in Europe, Africa, the Middle East, South East Asia and South Asia. During fiscal 2008, Tata Motors (SA) Proprietary Limited, or TMSA, a joint venture company in which we hold 60% with the remaining 40% being held by Tata Africa Holdings (SA) (Pty.) Limited, was formed for the manufacture and assembly operations of our LCVs and M&HCVs in South Africa. We have set up an assembly plant in South Africa at Rosslyn and commenced operations in July, 2011.

•

In June 2008, we acquired the Jaguar Land Rover business from Ford Motor Company. Jaguar Land Rover is a global automotive business, which designs, manufactures and sells Jaguar luxury performance cars and Land Rover premium all-terrain vehicles. The Jaguar Land Rover business has internationally recognized brands, a strong product portfolio of award winning luxury performance cars and premium all-terrain vehicles, brand specific global distribution networks and strong research and development capabilities. We acquired three major manufacturing facilities located in Halewood, Solihull and Castle Bromwich and two advanced design and engineering facilities located at Whitley and Gaydon, all in the United Kingdom together with national sales companies in several countries.

We believe that this acquisition represents an important milestone in our growth strategy, allowing us to participate immediately in the luxury performance car and premium all-terrain vehicle segments and enhance our global market presence.

•

In October 2010, we also acquired an 80% equity interest in Trilix Srl., Turin (Italy), a design and engineering company in line with our objective to enhance our styling/design capabilities to global standards. Trilix offers design and engineering services in the automotive sector, including styling, architecture, packaging, surfacing, macro and micro feasibility and detailed engineering development. Other services include physical models (styling, surface sing-off, etc.), CAE and manufacturing process feasibility.

We produce a wide range of automotive products, including:

•

Passenger Cars. Our passenger cars include the small car – the Tata Nano, the compact cars-Indica and the Indica Vista, the mid-sized cars – Indigo and the Indigo Manza .We have expanded our car lines with several variants and fuel options to suit various customer preferences. Jaguar has established its presence in the premium car segment. With the discontinuation of production of the X-Type in December 2009, Jaguar currently produces three car lines XK Sports car (coupe & convertible), XF Saloon and XJ Saloon. We showcased the Jaguar C-X75 concept car at the Paris Motor show in September 2010 which revealed the next-generation Power train technology in the form of electric motors and a Bladon Jets-developed turbine generator. We intend to build production versions of the C-X75 in association with Williams F1.

•

Utility Vehicles. We manufacture a number of utility vehicles, or UVs, including the Sumo, and the sports utility vehicle, or SUV, Tata Safari the lifestyle pickup, the Xenon XT and the newly launched premium Crossover, the Aria and the Multipurpose Utility Vehicle (MPV) the Venture. The Sumo, the Safari and the Xenon XT have variants to meet different consumer preferences such as the Safari DICOR 2.2 VTT range, powered by a new 2.2 L Direct Injection Common Rail (DICOR) engine the Sumo Grande, an SUV with the comforts of a family car .Tata Aria is India’s first four wheeler drive crossover, a luxurious creation with the finesse of a Sedan and the muscle of an SUV blended in one car. The Tata Venture is a MPV with the footprint and maneuverability of a hatchback car, but the interior space of a utility vehicle. Land Rover produces five car lines under the brands of Range Rover and Land Rover, and provides us with market share in the premium all-terrain vehicles segment. Range Rover is the premium range consisting of Range Rover and Range Rover Sport, and the Land Rover brand comprises of the Defender, Discovery 4 and Freelander 2 vehicles. The Range Rover Evoque made a debut at the Paris Motor Show and is available in a 3 door and 5 door versions. It is currently the smallest and most fuel efficient Range Rover to be commercialized and is scheduled to be available to customers in September, 2011 .

•

Light Commercial Vehicles. We manufacture a variety of light commercial vehicles, or LCVs, including pickup trucks, trucks and buses with a GVW of between 0.6 ton and 7.5 tons. This also includes the Ace, India’s first indigenously developed mini-truck with a 0.75 ton payload in different fuel options, Super Ace with a 1 ton payload, Ace Zip with a 0.6 ton payload, the Magic and Magic Iris, both passenger variants for commercial transportation developed on the Ace platform, and the Winger.

•

Medium and Heavy Commercial Vehicles We manufacture a variety of medium and heavy commercial vehicles, or M&HCVs, which include trucks, tractors, buses, tippers, dumpers and multi-axled vehicles with GVW of between 8 tons and 49 tons. In addition, through TDCV we manufacture a range of high horsepower trucks ranging from 215 horsepower to 560 horsepower, including dump trucks, tractor-trailers, mixers and cargo vehicles. During Fiscal 2010, we unveiled a new range of trucks, referred to as the as ‘Tata Prima’ line, to our customers in India, South Korea, and have partially extended the offering by providing various products off the ‘Prima’ line. We also expect to gradually export these ‘Prima’ products to other countries such as South Africa, Russia, the other SAARC countries, Middle East and various countries in Africa.

We believe that the foundation of our growth over the last five decades has been a deep understanding of economic conditions and customer needs, and the ability to translate them into customer desired products though research and development. Our Engineering Research Centre, or ERC, established in 1966, has enabled us to successfully design, develop and produce our own range of vehicles. As a consequence of the acquisition of Jaguar Land Rover, we now have state-of-the-art-engineering and design facilities. We believe the ERC along with the capabilities of our Jaguar Land Rover business will enhance our product engineering capability and facilitate speedy introduction of new products. Furthermore, we have a wholly-owned subsidiary, Tata Motors European Technical Centre PLC, or TMETC, in the United Kingdom, which is engaged in automobile research and engineering. In October 2008, TMETC acquired Miljobil Grenland AS, Miljobil, a Norwegian company, focuses and hold core competence on energy storage technology. Miljobil has concentrated on developing propulsion batteries for electric vehicles and Miljobil has vision to substitute old technology batteries and usage of fossil fuels for a variety of applications and is in the development, manufacturing and sales of products and services of batteries and other energy sources, and related systems for automotive industry and other areas of usage.

Through our other subsidiary and associate companies, we are engaged in providing engineering and automotive solutions, construction equipment manufacturing, automotive vehicle components manufacturing and supply chain activities, machine tools and factory automation solutions, high-precision tooling and plastic and electronic components for automotive and computer applications, and automotive retailing and service operations.

Tata Technologies Limited, or TTL ,our 83.38% owned subsidiary, is engaged in providing specialized engineering & design services, product lifecycle management and product-centric IT services to leading global manufacturers. TTL’s customers are among the world’s premier automotive, aerospace and consumer durables manufacturers. TTL had eight functional subsidiary companies and one joint venture as at March 31, 2011. The consolidated revenue for TTL was Rs.12,493 million in Fiscal 2011, growth of 16.8 % from Rs. 10,699 million in Fiscal 2010, as worldwide automotive and aerospace markets showed volume traction. TTL recorded profit after tax of Rs 1,343 million in Fiscal 2011, representing an increase of 119.1% over Rs. 613 million in Fiscal 2010 contributed by higher offshore revenues and cost reduction measures that were implemented. In May 2011, TTL received private equity investment of Rs 1,410.6 million by selling 13.09% stake via issuance of primary shares following which our equity interest in the company stood at 72.46%.

TML Distribution Company Limited, or TDCL, our wholly-owned subsidiary, was incorporated on March 28, 2008. TDCL is engaged in the business of selling and providing logistics support for distribution of our products throughout India. TDCL commenced its operations in Fiscal 2009.

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

Our wholly-owned subsidiary, Tata Motors Insurance Broking and Advisory Services Limited, undertakes the business of insurance and reinsurance broking, which commenced business in Fiscal 2008.

As of March 31, 2011, our operations included 67 consolidated subsidiaries and 26 equity method affiliates, in respect of which we exercise significant influence.

As of March 31, 2011, we had approximately 52,244 permanent employees, including approximately 26,030 permanent employees at our consolidated subsidiaries.

Tata Incorporated serves as our authorized United States representative. The address of Tata Incorporated is 3 Park Avenue, 27th Floor, New York, NY 10016, United States of America.

Our Registered Office is located at Bombay House, 24, Homi Mody Street, Mumbai 400 001, India. Our telephone number is +91-22-6665-8282 and our website address is www.tatamotors.com. Our website does not constitute a part of this annual report.

B. Business Overview.

We primarily operate in the Automotive segment. Our Automotive segment operations include all activities relating to the development, design, manufacture, assembly and sale of vehicles including financing thereof, as well as sale of related parts and accessories. The acquisition of the Jaguar Land Rover business has enabled us to enter the premium car market in the developed markets such as UK, USA and Europe as well as in the growing markets like China and Russia, where we were not present earlier. We are in the process of managing the global automotive business focusing on integration and synergy. Towards this objective, various steps have been initiated/being taken which mainly include sharing of resources, platforms, facilities for product development and manufacturing, sourcing strategy and mutual sharing of best practices. It is expected that through these measures, the group will achieve an overall improved performance of the automotive business.

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

Our automotive operations segment is further divided into Tata and other brand vehicles (including spares and financing thereof) and Jaguar and Land Rover.

Our other operations business segment includes information technology, or IT services, machine tools and factory automation solutions, and investment business.

Our Strategy

We believe that we have established a strong position in the Indian automobile industry by launching new products, investing in research and development, strengthening our financial position and expanding our manufacturing and distribution network. We have pursued the strategy of increasing our presence in the global automotive markets and enhancing our product range and capability through strategic acquisitions/alliances. Our goal is to position ourselves as a major international automotive company by offering products across various markets by combining our engineering and other strengths as well as through strategic acquisitions. Our strategy to achieve these goals consists of the following elements:

Leveraging our capabilities: We offer an extensive range of commercial vehicles (for both goods and passenger transport) as well as passenger vehicles. We have plans to expand the range of our product base further with our strong brand recognition in India, our understanding of local consumer preferences, well developed in-house engineering capabilities and extensive distribution network.

We believe that our in-house research and development capabilities, including that of our subsidiaries Jaguar Land Rover, TDCV and Hispano, and our joint-ventures with Marcopolo of Brazil in India and with Thonburi in Thailand, and our relationship with Fiat, will enable us to expand our product range and extend our geographical reach. An example of this is the unveiling, during Fiscal 2010, of our next generation of heavy trucks – Prima, which we co-developed along with our subsidiary TDCV. During Fiscal 2011, we expanded our product range in the ‘Prima’ lines. Our launch of the Ace in May 2005, as the first sub one-ton payload mini-truck in India created a new category of vehicle in the Indian commercial vehicle industry. We rolled out the 100,000th Ace in a record time of 22 months after its launch. Similarly the launch of the Magic, a passenger variant from the same platform, has enabled us to tap into the potential increase in mass passenger transport in both rural and urban regions in certain markets. In Fiscal 2011, we further expanded our product range with passenger and freight variants based on the Ace platform. We also launched the Winger, which currently is India’s only maxi-van, to cater to the intra-city and long-distance transportation needs of our customers.

In the passenger vehicles market, we entered the compact car segment with the Indica in 1998. We sold approximately 100,000 units of the Indica within 25 months of its launch in the market. On the same platform, we developed a sedan version, the Indigo, which was launched in 2002. We also launched several versions to expand our offerings over the years including an estate version and the country’s first stretched sedan concept. In August 2008, we launched a new generation of the Indica, the Indica Vista, with options of diesel and gasoline engines, from our joint venture with Fiat as well as our own engines and followed that in October 2009 with the launch of the next generation sedan, the Indigo Manza. We have also conceptualized, developed and commercially launched the Nano, a low cost car for safe family transportation, breaking several conventional ideas of automobile development. The Nano sold approximately 100,000 units within 21 months of its launch, and we have achieved sales of 63,591 units in Fiscal 2011. We believe that our investment in Miljobil Grenland will also enable us to develop convenient and sustainable solutions for electric and hybrid vehicles. Through Jaguar Land Rover, we further expanded our product range into luxury performance cars and premium all-terrain vehicles and obtained three major manufacturing facilities and two advanced design and engineering facilities in the United Kingdom, that will further strengthen our capabilities.

Continuing focus on high quality and enhancing customer satisfaction: One of our principal goals is to achieve international quality standards for our products and services. We have established a procedure for ensuring quality control of outsourced components. Products purchased from approved sources undergo a supplier quality improvement process. We also have a program for assisting vendors from whom we purchase raw materials or components to maintain quality. Each vendor is reviewed on a quarterly basis on parameters of quality, cost and delivery and preference is given to vendors with TS 16949 certification. We are pursuing various quality improvement programmes, both internally and at our suppliers’ operations, in an effort to enhance customer satisfaction and reduce our future warranty costs. We have also established a procedure for ensuring quality control of outsourced components, and products purchased from approved sources undergo a supplier quality improvement process. Reliability and other quality targets are built into our new product introduction process. Assurance of quality is further driven by the design team, which interacts with downstream functions like process-planning, manufacturing and supplier management to ensure quality in design processes and manufacturing. We believe our extensive sales and service network has also enabled us to provide quality and timely customer service. Through close coordination supported by our IT systems, we monitor quality performance in the field and implement corrections on an ongoing basis to improve the performance of our products thereby improving customer satisfaction.

In India, we maintained our 5th ranking in the 2010 in J D Power India Consumer Satisfaction Index survey with an increase of 29 points against the increase in industry average by 27 points. Jaguar and Land Rover collectively received over 80 awards from leading international motoring writers, magazines and opinion formers in 2010. The Jaguar XF is Jaguar’s best-selling model across the world by volume and it has garnered more than 80 international awards since its launch, including being named ‘‘Best Executive Car’’ for four years running by What Car? magazine. In May 2010, customer deliveries of the new XJ commenced and it received more than 20 international awards in 2010, including ‘‘Best Luxury Car’’ from China’s Auto News, ‘‘Annual Limousine King’’ from Quattroroute (Italy), ‘‘Luxury Car of the Year’’ from Top Gear (UK), Automobile Magazine’s ‘‘2011 Design of the Year’’ and ‘‘Best Executive Sedan’’ at the Bloomberg Awards in the United States. The Discovery 4 (LR4) is a mid-size SUV that features all-terrain capability. A range of new features, including the new 3.0-liter LR-TDV6 diesel engine, helped to propel the Discovery to the What Car? magazine award for the Best 4x4 for the seventh successive year in Fiscal 2011.

Products and environmental performance: Our strategy is to invest in products and technologies that position its products ahead of expected stricter environmental regulations and ensure that it benefits from a shift in consumer awareness of the environmental impact of the vehicles they drive. The company is committed to continued investment in new technologies, including developing sustainable technologies to improve fuel economy and reduce CO2 emissions. We are the largest investor in automotive R&D in the United Kingdom. We believe that we are the leader in automotive green-technology in the United Kingdom. Our environmental vehicle strategy focuses on new propulsion technology, weight reduction and reducing parasitic losses through the driveline. Projects like REEVolution, REHEV and Range-e are some examples of our research into the electrification of premium sedan and all-terrain vehicles.

Jaguar Land Rover is working on introducing a new Premium Lightweight Architecture for its products. This has seen a host of environmentally-friendly technologies including new aluminium alloys, down-sized power trains, Eco HMI, sustainable materials, best- CO2 navigation routes, electronic power steering, aerodynamic features and many more technologies. These technologies enable the delivery of class leading ‘Luxury’ and ‘Performance’ combined with low CO2 and laid the foundations for efficient Hybridization of the platform. JLR’s initial Full-Hybrid programme is also in advanced stages.

Our Jaguar Land Rover business already offers two aluminium vehicles, the Jaguar XJ and Jaguar XK and plans to deploy its core competency in aluminium construction across more models in its range. The new, all-aluminium Jaguar XJ 3.0 V6 twin-turbo diesel has CO2 emissions rated at 184g/km. We are also developing more-efficient vehicle technologies. Range Rover’s 2011 Model Year has been updated with an all-new 4.4-liter TDV8 with 8-speed transmission, resulting in a 14% reduction in CO2 and an improvement in fuel consumption of nearly 19% to 7.81L/100km. The 2011 Model Year Freelander 2, which went on sale in December 2010, features a new eD4 diesel engine capable of 4.98L/100km and CO2 emissions of 158g/km in 2WD. Jaguar’s C-X75 concept car incorporates electric plus twin gas turbines and demonstrates some of the technologies the company are developing for the future. The Jaguar XF and Range Rover Evoque to be launched in the second quarter of Fiscal 2012 will continue this trend. The XF 2.2 Diesel 8 speed Automatic transmission variant with Stop/Start technology reduces the entry model CO2 output while the Evoque features a number of lightweight, vehicle efficiency and Power-Train technologies that make this the most fuel efficient Range Rover produced.

In Fiscal 2011, some of the Plug-In Hybrid projects of JLR were completed and have provided the technical foundation for a production development programme for Parallel Plug-In Hybrids. In addition, JLR has made significant progress on a number of ongoing collaborative Research and Development programmes investigating a wide range of CO2 reduction technologies. These include radical combustion engine downsizing/pressure charging, alternative power sources for Series Hybrids, Flywheel KERS and waste energy recovery systems.

Mitigating cyclicality: The automobile industry is impacted by cyclicality. To mitigate the impact of cyclicality, we plan to continually strengthen our operations through gaining market share across different segments, and a wide range of products and geographies. We also plan to continue to strengthen our business operations other than vehicle sales, such as financing of our vehicles, spare part sales, service and maintenance contracts, sales of aggregates for non-vehicle businesses, reconditioning of aggregates and sale of castings, production aids and tooling / fixtures, to reduce the impact of cyclicality of the automotive industry.

Expanding our international business: Our international expansion strategy involves strategic acquisitions and introducing our product range into select geographies, where we have an opportunity to grow in markets with similar characteristics to the Indian market. Our international business strategy has already resulted in the growth of our international operations in select markets and chosen segments over the last 5 to 6 years. For example, we were the largest competitor in the LCV bus market for the seven meter category and the second largest competitor in the LCV Truck market in the 7.5 ton GVW category, in terms of unit sales in Ukraine in Fiscal 2011.We have also further consolidated our market share in commercial vehicles in other SAARC countries – Bangladesh, Nepal, Sri Lanka and Bhutan.

Our acquisition of Jaguar Land Rover has expanded our geographical presence significantly. Through Jaguar Land Rover we now offer products in the luxury performance car and premium all-terrain vehicle segments with globally recognized brands and we have diversified our business across markets and product segments. We will continue to build upon the internationally recognized brands of Jaguar Land Rover. TDCV continues to be the largest exporter of heavy commercial vehicles from South Korea. While we continue to export from India and South Korea into many of these markets, we are also establishing manufacturing facilities where it is beneficial to do so. We have established a joint venture along with Thonburi in Thailand to manufacture pickup trucks. During Fiscal 2008, we established a joint venture company to undertake manufacture and assembly operations in South Africa, which has been one of our largest export markets from India, in terms of unit volume.

Reducing operating costs: We believe that our scale of operations provides us with a significant advantage in reducing costs and we plan to continue to sustain and enhance our cost advantage.

Our ability to leverage our technological capabilities and our manufacturing facilities among our commercial vehicle and passenger vehicle businesses enables us to reduce cost. For example, the diesel engine used in our Indica was modified for use in the Ace, which helped to reduce the project cost of the Ace. Similarly, platform sharing for the manufacture of pickup trucks and UVs enables us to reduce capital investment that would otherwise be required, while allowing us to improve the utilization levels at our manufacturing facilities. Where it is advantageous for us to do so, we intend to add our existing low cost engineering and sourcing capability to vehicles manufactured under the Jaguar Land Rover brand.

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

We have intensified efforts to review and realign our cost structure through a number of measures such as reduction of manpower costs and rationalization of other fixed costs. Our Jaguar Land Rover business has undertaken several cost control and cost reduction initiatives such as increased sourcing of materials from low cost countries, reduction in number of suppliers, rationalization of marketing setup, reduction of manpower costs through increased employee flexibility between sites and several other initiatives. Further, our Jaguar Land Rover business is exploring opportunities through reduction in number of platforms, reduction in engineering change costs, increased use of off-shoring and several other initiatives.

Enhancing capabilities through the adoption of superior processes: Tata Sons and the entities promoted by Tata Sons, including us, aim at improving quality of life through leadership in various sectors of national economic significance. In pursuit of this goal, Tata Sons and the Tata Sons promoted entities have institutionalized an approach, called the Tata Business Excellence Model, or TBEM, which has been formulated along the lines of the Malcolm Baldridge National Quality Award to enable us to improve performance and attain higher levels of efficiency in our businesses and in discharging our social responsibility. The model aims to nurture core values and concepts embodied in various focus areas such as leadership, strategic planning, customers, markets and human resources, and to translate them to operational performance. Our adoption and implementation of this model seeks to ensure that our business can be conducted through superior processes.

We have deployed a balance score card, or BSC, management system, developed by Dr. Robert Kaplan and Dr.David Norton of the Harvard Business School for measurement based management and feedback. We have also deployed a new product introduction, or NPI, process for systematic product development and a product lifecycle management system for effective product data management across our organization. On the human resources front, we have adopted various processes to enhance the skills and competencies of our employees. We have also enhanced our performance management system, with appropriate mechanisms to recognize talent and sustain our leadership base. We believe these will enhance our way of doing business, given the dynamic and demanding global business environment.

Customer financing. With financing increasingly being a critical factor in vehicle purchases and the rising aspirations of consumers in India, we intend to expand our vehicle financing activities to enhance our vehicle sales. Further, in a scenario where there is lack of sufficient finance availability for vehicle sales in the Indian market, as was witnessed during the financial crisis, our finance business is expected to play a significant role in filling the gap created when financing from other banks and non banking financial companies dries up. In addition to improving our competitiveness in customer attraction and retention, we believe that expansion of our financing business would also contribute towards moderating the impact on our financial results from the cyclical nature of vehicle sales.

Continuing to invest in technology and technical skills: We believe we are one of the most technologically advanced indigenous vehicle manufacturers in India. Over the years, we have enhanced our technological strengths through extensive in-house research and development activities. Further, our research and development facilities at our subsidiaries, like TMETC, TDCV, TTL, Hispano and Trilix, together with the two advanced engineering and design centers of Jaguar Land Rover, have increased our capabilities in product design and engineering.

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

Maintaining financial strength: Our cash flow from operating activities in Fiscal 2011 and 2010 was Rs.141,976 million and Rs. 128,365 million, respectively. The improved position in our operating cash flows is primarily a result of volume growth, implementation of cost reduction programs, and prudent working capital management. We have established processes for project evaluation and capital investment decisions with an objective to enhance our long term profitability.

Leveraging brand equity: We believe Indian customers associate the Tata name with reliability, trust and ethical value, and our brand name is gaining significant international recognition due to the international growth strategies of various Tata Companies. The Tata brand is used and its benefits are leveraged by Tata companies to their mutual advantage. We recognize the need for enhancing our brand recognition in highly competitive markets in which we compete with internationally recognized brands. We, along with Tata Sons and other Tata companies, will continue to promote the Tata brand and leverage its use in India, as well as in various international markets where we plan to increase our presence. Supported by the corporate level ‘Tata’ brand, our product brands like Indica, Indigo, Sumo, Safari, Aria, Venture Nano, Prima, Ace, Magic along with Daewoo, Hispano, Jaguar, Range Rover and Land Rover are highly regarded, and will be nurtured and promoted.

Automotive Operations

We sold 1,078,814, 869,602, and 672,747 vehicles in Fiscal 2011, 2010 and 2009 respectively, consisting of 835,469 units of Tata and other brand vehicles and 243,345 units of Jaguar Land Rover vehicles in Fiscal 2011. In terms of units sold our largest market is India where we sold 763,095 and 629,878 units during Fiscal 2011 and 2010, (constituting 70.7%and 72.4% of total sales in Fiscal 2011and Fiscal 2010 respectively) followed by United Kingdom where we sold 58,238 units and 55,070 units in Fiscal 2011and Fiscal 2010 respectively (constituting 5.4% and 6.3 %of total sales). A geographical breakdown of our revenues is set forth in Item 5.A “— Operating Results — Geographical breakdown”.

Our total sales (including international business sales and Jaguar Land Rover sales) for Fiscal 2011,2010 and 2009 are set forth in the table below:

Category	Fiscal 2011		Fiscal 2010		Fiscal 2009*
	Units	%	Units	%	Units	%
Passenger Cars	322,149	29.90%	279,465	32.10%	214,019	31.80%
Utility Vehicles	243,934	22.60%	181,489	20.90%	159,340	23.70%
Light Commercial Vehicles	311,167	28.80%	228,987	26.30%	160,787	23.90%
Medium and Heavy Commercial Vehicles	201,564	18.70%	179,661	20.70%	138,601	20.60%
Total	1,078,814	100.00%	869,602	100.00%	672,747	100.00%

Revenues from our automotive operations were Rs. 1,223,547 million, Rs. 897,970 million and Rs. 691,778 million in Fiscal 2011, 2010 and 2009, respectively. Tata and other brand vehicles (including spares and financing thereof) constituted 43.0% of our total automotive revenues before inter-segment elimination in Fiscal 2011 while Jaguar Land Rover constituted 57.0%.

*	Note: Jaguar Land Rover vehicle sales are included from June 2, 2008.

Tata and other brand vehicles (including spares and financing thereof)

We sold 835,469, 675,761, and 505,399 units of Tata and other brand vehicles in Fiscal 2011, 2010 and 2009 respectively. Of the 835,469 units sold in Fiscal 2011, 762,206 units were sold in India while 73,263 units were sold outside of India, compared to 629,878 units and 45,883 units respectively for Fiscal 2010. Our share of the Indian four-wheeler automotive vehicle market (i.e. automobile vehicles other than two and three wheeler categories) decreased from 25.5% in Fiscal 2010 to 24.3% in Fiscal 2011. We maintained our leadership position in the commercial vehicle segment in an industry which saw increased competition during the year. The passenger vehicle market also continued to be subject intense competition which resulted in marginal loss of market share in the compact car segment.

The following table sets forth our total sales of Tata and other brand vehicles:

Category	Fiscal 2011		Fiscal 2010		Fiscal 2009
	Units	%	Units	%	Units	%
Passenger Cars	269,194	32.20%	232,006	34.30%	166,962	33.00%
Utility Vehicles	53,544	6.40%	35,107	5.20%	39,049	7.70%
Light Commercial Vehicles	311,167	37.20%	228,987	33.90%	160,787	31.90%
Medium and Heavy Commercial Vehicles	201,564	24.20%	179,661	26.60%	138,601	27.40%
Total	835,469	100.00%	675,761	100.00%	505,399	100.00%

The following table sets forth our market share in various categories in the Indian market-based on wholesale volumes:

Category	Fiscal 2011	Fiscal 2010	Fiscal 2009
Passenger Cars	14.40%	15.30%	13.20%
Utility Vehicles	13.20%	12.40%	17.60%
Light Commercial Vehicles	63.20%	64.70%	65.40%
Medium and Heavy Commercial Vehicles	60.10%	63.30%	61.90%
Total Four-Wheel Vehicles	24.30%	25.50%	24.40%

Note: Passenger cars include Fiat vehicles distributed by us and Jaguar and Land Rover Vehicles sold in India.

Passenger cars market share, are for the segments where we are present, ie small cars and Midsize segments.

Our performance in various categories of the Indian market is described below:

Passenger cars: Rise in disposable incomes driven by a buoyant economy, several new offerings, higher discounts to mitigate intensifying competition, availability of financing alternatives, supported the passenger vehicle sales in Fiscal 2011. Following the revival of economic activity and improved consumer sentiments, the total passenger car industry grew by 29.8% in Fiscal 2011 compared with an increase of 24.8% in Fiscal 2010.

The small car category, which consists of mini and compact cars, constitutes over 60% of total domestic passenger car sales in India. In Fiscal 2011, the small car category grew by about 29.7% as compared to a growth rate of 27.4% in Fiscal 2010. We sold 63,590 Nano cars in Fiscal 2011, a growth of 112.6% over Fiscal 2010. The Sanand plant was inaugurated in June 2010 and production was progressively ramped up through the year. We are focused on expanding the reach for the Nano through Special Nano Access Points, and ensuring availability of finance for all segments of customers through tailored finance schemes. We continue to offer products at a lower price point in the entry level mid-size sedan market through a portfolio including the old Indigo. In the first quarter of Fiscal 2011, we launched the Indigo eCS, the most fuel-efficient sedan in the country with a host of exciting features while in the fourth quarter of Fiscal 2011, we launched the Indigo Manza Elan, the top end variant of the new Tata Manza series with a host of premium features. As a result our market share in Midsize segment increased to 25.8% in Fiscal year 2011 from 23.7% in Fiscal 2010. We have also been distributing Fiat cars through the Tata-Fiat dealer network since March 2006. During Fiscal 2011, we sold 20,493 Fiat cars, our joint venture with Fiat in India. Fiat launched new variants of Grande Punto and Linea - Grande Punto 90 HP in July 2010 and Linea T Jet in October 2010. With a product portfolio comprising of Fiat 500, Punto and Linea, Fiat stood at eleventh position among the top car companies in the country. The Tata-Fiat dealer network has been upgraded to 170 dealer facilities as per new DI norms across 128 cities as of March 31, 2011. The customer satisfaction levels for Fiat have improved considerably and it was ranked 2nd in the JD Power 2010 India Customer Satisfaction Survey as against 10th rank in 2009.

Since the commencement of distribution of Jaguar and Land Rover vehicles through our exclusive dealership in India in June 2009, the brands have witnessed positive market response and the sales volumes in Fiscal 2011 over Fiscal 2010 have multiplied. We have appointed seven dealerships in Fiscal 2011. Jaguar Land Rover now has fully operational sales and service facilities in Mumbai, Delhi, Hyderabad and Kolkata. On June 26, 2011, the newest addition to the dealership network was established in Kolkata.By the end of calendar year 2011, fully operational sales and service facilities are planned in the cities of Bengaluru, Chennai, Kochi, Ludhiana, Ahmedabad, Pune, Jaipur and Indore. We commenced the local assembly of the Land Rover Freelander 2, in our facility at Pune in May 2011 and expect that this would enable us to further penetrate the premium/luxury automotive passenger car market in India.

Utility Vehicles: The utility vehicles industry saw healthy growth in Fiscal 2011. The company launched the new Tata Aria in October 2010, to an encouraging market response. We also launched the Tata Venture in January 2011. The new launches assisted by growing sales of Sumo and Safari improved our utility vehicles market share to 13.2% in Fiscal 2011 from 12.4% in Fiscal 2010.

Commercial Vehicles: The commercial vehicles market in India in Fiscal 2011, recorded a robust growth of 27.3% which resulted in our highest ever sales of 447,299 units in Fiscal 2011. High growth rates continued through the first half of the fiscal year supported by sustained economic growth and impact of a lower base in the corresponding period last year. Driven by growth in the agricultural and industrial sectors of the economy, the demand for commercial vehicles continued to be robust which resulted in increased demand for freight and transportation. From April 1, 2010, India migrated its emission norms to Bharat Stage IV (equivalent to Euro IV) for four-wheelers in 13 cities and Bharat Stage III (equivalent to Euro III) in the rest of the country from October 1, 2010. Our market share stood at 61.8% for Fiscal 2011, affected by factors such as inventory correction in the industry, inability of key suppliers to ramp-up production to meet market demand, and new competition in the SCV segment where Ace had been the only product.

Light Commercial Vehicles (including pickups): Our range of LCVs includes small commercial vehicles, pickup trucks, trucks and commercial passenger carriers between 0.6 ton and 7.5 tons. The LCV market segment grew by 22.7% in Fiscal 2011, mainly aided by the continuing expansion of the small commercial vehicle segment. Our sales increased by 29.0% to 272,455 units. We also improved performance in the pickup segment.

The sales of the Tata Ace continued to increase in its fifth year of introduction. We launched a portfolio of variants on the popular Ace platform such as the Ace EX, Super Ace which have been well received in the market. With the new launches in the passenger & haulage applications of the Ace platform, we expected to gain market share. However, entry of new competition in the small commercial vehicle category, where we enjoy strong market share, as well as expanding market size, resulted in our share of the Indian market falling to 63.2% in Fiscal 2011 from 64.7% in Fiscal 2010.

Medium and Heavy Commercial Vehicles: Our M&HCVs have a wide range of applications and are generally configured as trucks, tippers, buses, tankers, tractors or concrete mixers. We sold 1,74,844 units during Fiscal 2011, resulting a market share of 60.1% .We recorded our highest ever sales in the domestic commercial vehicle market as well as in our international business where sales exceeded 50,000 units for the first time. We launched variants of our products tailored to specific market segments. including Construck range of the Prima platform. We upgraded the entire commercial vehicles product range to comply with the Bharat Stage III emission norms with effect from October 1, 2010. During the Commonwealth Games, we showcased and operated for the first time our CNG Hybrid city bus.

Tata and other brand vehicles — Sales and Distribution:

Our sales and distribution network in India as of March 2011, comprises approximately 1,600 sales contact points for our passenger and commercial vehicle business. In line with our growth strategy, we formed a 100% subsidiary, TML Distribution Company Limited, or TDCL, in March 2008, to act as a dedicated distribution and logistics management company to support the sales and distribution operations of our vehicles in India. We believe this has improved the efficiency of our selling and distribution operations and processes.

TDCL provides distribution and logistics support for vehicles manufactured at our facilities and has set up stocking points at some of our plants and also at different places throughout India. TDCL helps us improve planning, inventory management, transport management and timely delivery. We believe it has made our delivery and inventory management more efficient. We have completed the initial rollout of a new customer relations management system (CRM) at all our dealerships and offices across the country and have been certified by Oracle as the largest Siebel deployment in the automotive market. The combined online customer relations management system initiative supports users both within our Company and among our distributors in India and abroad.

Through our vehicle financing division and wholly owned subsidiary, Tata Motors Finance Limited, or TMFL we also provide financing services to purchasers of our vehicles through our independent dealers, who act as our agents for financing transactions, and through our branch network. During Fiscal 2011 and 2010, approximately 21% and 25% respectively, of our vehicle unit sales in India were made by the dealers through financing arrangements where our captive vehicle financing divisions provided the support. Total vehicle finance receivables outstanding as at March 31, 2011 and 2010 amounted to Rs. 146,328 million and Rs. 147,143 million respectively.

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

Tata and other brand vehicles — Competition:

We face competition from various domestic and foreign automotive manufacturers in the Indian automotive market. Improving infrastructure and robust growth prospects compared to other mature markets are now attracting a number of international companies to India who have either formed joint-ventures with local partners or have established independently owned operations in India. Global competitors bring with them decades of international experience, global scale, advanced technology and significant financial resources. Hence competition is likely to further intensify in the future. We have designed our products to suit the requirements of the Indian market based on specific customer needs such as safety, driving comfort, fuel efficiency and durability. We believe that our vehicles are suited to the general conditions of Indian roads, and the local climate and they comply with applicable environmental regulations currently in effect. We also offer a wide range of optional configurations to meet the specific needs of our customers. We intend to and are developing products to strengthen our product portfolio in order to meet the increasing customer expectation of owning “world class” products.

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

Tata and other brand vehicles — Exports:

We are expanding our export operations, which have been ongoing since 1961. We market our commercial and passenger vehicles in several countries in Europe, Africa, the Middle East, South East Asia and South Asia. Our exports of vehicles manufactured in India increased by 70.1% in Fiscal 2011 to 57,982 units from 34,088 units in Fiscal 2010, with significant economic improvement in our major international markets such as the Indian sub-continent, South Africa and the Middle East.

In Fiscal 2011, our top five export destinations from India accounted for approximately 74% and 83% of our exports of commercial vehicles and passenger vehicle units respectively. We are strengthening our position in the geographic areas we are currently operating in and exploring possibilities of entering new markets with similar market characteristics to the Indian market.

Tata Daewoo Commercial Vehicle Co. Ltd., Korea: TDCV recorded a 2.9% decline in its overall vehicle sales to 8,745 units in Fiscal 2011 from 9,011 units in Fiscal 2010. TDCV’s performance was adversely impacted by severe slowdown in its main export markets. TDCV exported 3,002 units in Fiscal 2011 compared to 3,658 units in Fiscal 2010, a decline of 17.9%.TDCV has major presence in countries like Algeria which showed signs of fatigue in Dump / Mixer segment. The Gulf Cooperation Council (GCC) block which is one of the Company‘s major exports market had been worst effected during the global financial crisis and did not fully recover even in Fiscal 2011. In the South Korean market, TDCV’s market share declined to 23.2% in Fiscal 2011 from 26.1% in Fiscal 2010 in the M&HCV category, adversely impacted largely by financial instability of its sole distributor Daewoo Motor Sales Corporation, or DMSC in the first half of the year. TDCV launched its wholly owned Sales and Distribution Company – Tata Daewoo Commercial Vehicle Sales and Distribution Co. Ltd or TDSC during the year to act as its sole distributor in domestic market. Following the stability of operations of TDSC, the sales and market shares of TDCV have been gradually improving each quarter during Fiscal 2011.

Tata Hispano Motors Carrocera, S.A. Spain: We believe that our subsidiary Tata Hispano, with its design and development capabilities in manufacturing bodies for high-end buses, complements our current range of light and medium commercial passenger carriers and aids us in increasing our presence in the international bus market. We continue to own the brand rights of Hispano and Tata Hispano. Tata Hispano reported consolidated sales of 505 units for Fiscal 2011. The volumes improved by 103.6% from 248 units sold in Fiscal 2010. This was mainly driven by new product launches, customer centric focus, through road shows, customer meets and customer plant visits.

Jaguar Land Rover

We acquired Jaguar Land Rover from the Ford Motor Company, or Ford on June 2, 2008. As a part of acquisition ,we acquired the global business relating to Jaguar Land Rover including three major manufacturing facilities and two advanced design and engineering centers in United Kingdom, a worldwide sales and dealership network, intellectual property rights, patents and trademarks.

The strengths of Jaguar Land Rover include its internationally recognized brands, strong product portfolio of award winning luxury performance cars and premium all-terrain vehicles, global distribution network, strong research and development capabilities, and a strong management team. Our total sales of Jaguar Land Rover for Fiscal 2011, 2010 and 2009 are set forth in the table below:

	Fiscal 2011		Fiscal 2010**		Fiscal 2009*
	Units	%	Units	%	Units	%
Jaguar	52,955	21.80%	47,459	24.50%	47,057	28.10%
Land Rover	190,390	78.20%	146,382	75.50%	120,291	71.90%
Total	243,345	100.00%	193,841	100.00%	167,348	100.00%

*	For Fiscal 2009 sales are from June 2, 2008 to March 2009
**	Included sales of Model X-type (discontinued in December 2009)

Jaguar:

Jaguar’s principal products are the XK sports car (coupe and convertible), XF saloon and the XJ saloon. Until recently Jaguar’s product range included the X-Type but, in line with our strategy to build the Jaguar brand as a premium sports car, we discontinued the production of the X-Type, a compact-size four-door sedan, in December 2009.

The Jaguar XK is an all-aluminium sports coupe and convertible available with naturally aspirated and supercharged V8 petrol engines. The XK was significantly updated in 2009 with a new engine and exterior and interior design enhancements; the XK range has been further revised with a new look for 2011. In March 2011, the new Jaguar XKR-S was revealed at the Geneva motor show and launched to the press shortly afterwards creating a sporting flagship for our revitalised, modern XK line-up. The XKR-S is the fastest and most powerful production sports car that Jaguar has ever built. Aimed at driving enthusiasts, it is adopts a more powerful version of the 5.0-liter V8.

The XF, launched in 2008, is a premium executive car that merges sports car styling with the sophistication of a luxury saloon. The Jaguar XF, is Jaguar’s best-selling model across the world and it has garnered more than 80 international awards since its launch, including being named “Best Executive Car” for four years running by What Car? magazine. For 2011, fundamental design changes to the front and rear of the XF aim to bring a more assertive, purposeful stance to the XFR, which we believe is now a bolder and more appealing automobile closer to the original C-XF concept car. In addition, the Jaguar 2012 model year line-up was introduced at the New York Auto Show April 2011, including a new four-cylinder 2.2-liter diesel version of the XF with Intelligent Stop-Start Technology, making it the most fuel-efficient Jaguar yet and allowing Jaguar to compete with smaller capacity diesel engines offered by our competitors.

The XJ is Jaguar’s largest luxury saloon vehicle, powered by a choice of supercharged and naturally aspirated 5.0-liter V8 petrol engine and a 3.0-liter diesel engine. A 3.0-liter V6 petrol engine XJ was introduced to the Chinese market during 2011. Utilizing Jaguar’s aerospace inspired aluminium body architecture, the XJ’s lightweight aluminium body provides improved agility and economy. The new XJ commenced sales in May 2010 and has already received more than 20 international honors in 2010, including “Best Luxury Car” from China’s Auto News, “Annual Limousine King” from Quattroroute (Italy), “Luxury Car of the Year” from Top Gear (UK), Automobile magazine’s “2011 Design of the Year” and “Best Executive Sedan” at the Bloomberg Awards in the United States. For 2011, the XJ has been upgraded to include a new Executive Package and a Rear Seat Comfort package.

The Jaguar C-X75 concept car was showcased at the Paris Motorshow in September 2010, to mark the brand’s 75th anniversary. It uses next-generation power train technology in the form of electric motors and a Bladon Jets-developed turbine generator. In the latter half of the year, a decision of the build production versions of the C-X75 in association with Williams F1 was taken, and details were announced to the press.

During Fiscal 2011, Jaguar marked the 75th anniversary of the Jaguar brand. Fiscal 2011 marks the Jaguar E-Type’s 50th anniversary. Significant PR and marketing activity has been conducted to use the momentum created by the occasion to reach potential new customers to Jaguar’s current model line up.

Land Rover:

Land Rover’s principal products are the Defender, Freelander 2 (LR2), Discovery 4 (LR4), Range Rover Sport and Range Rover.

The Defender is Land Rover’s most capable off-roader and is recognized as a leading vehicle in the segment targeting extreme all-terrain abilities.

The Freelander 2 (LR2) is a versatile vehicle for both urban sophistication and off-road capability. For the 2011 Model Year, we offered customers a choice of 4 Wheel Drive (WD) and 2Wheel Drive (WD) Freelanders, with an eD4 engine capable of 4.98L/100km which was well received in major European markets.

The Discovery is a mid-size SUV that features genuine all-terrain capability. A range of new features, including the new 3.0-liter LR-TDV6 diesel engine, helped to propel the Discovery to the What Car? magazine award for the Best 4x4 for the seventh successive year.

The Range Rover Sport combines the performance of a sports tourer with the versatility of a Land Rover.

The Range Rover is the flagship of the brand with a unique blend of British luxury, classic design with distinctive, high-quality interiors and all-terrain ability. The 2011 Model Year Range Rover, with an all-new 4.4-liter TDV8 engine providing a 14% reduction in CO2 emissions and a 19% improvement in fuel consumption to 7.81L/100km, has been particularly well received both at home and abroad. Land Rover products offer a range of power trains, including turbocharged V6 diesel, V6 petrol engines and V8 naturally aspirated and supercharged petrol engines, with manual and automatic transmission.

Jaguar and Land Rover achieved relatively strong sales, during Fiscal 2011 as unit sales (wholesales) in total increased to 243,345 units from sales of 193,841 units in Fiscal 2010 reflecting an increase of 25.5%. Jaguar volumes increased to 52,955 units during Fiscal 2011 from 47,459 in Fiscal 2010 reflecting an increase of 11.6%. Land Rover volumes increased to 190,390 units from 146,382 units in Fiscal 2010, reflecting an increase of 30.1 % as a result of increased Range Rover, Range Rover Sport and Discovery 4 (LR4) sales. The company exported 183,898 units in Fiscal 2011 compared to 138,546 units in Fiscal 2010, an increase of 32.7%.

Jaguar Land Rover’s performance in key geographical markets on retail basis

United States

The US premium car segment volumes increased by 14.4% as compared to Fiscal 2010, with Jaguar up 16.3% for the same period. The US premium SUV segment volumes were up 45% versus the same period in the prior year with Land Rover up 49% for the same period. The US retail volumes for Fiscal 2011 for the combined brands were 46,881 units.

Jaguar retail volumes for Fiscal 2011 increased by 16% compared to Fiscal 2010, leading to a 0.1% increase in market share. Land Rover retail volumes for Fiscal 2011 increased by 23% compared to Fiscal 2010, maintaining market share.

United Kingdom

The UK premium car segment volumes increased by 18.4% in Fiscal 2011 as compared to Fiscal 2010, with Jaguar up by 18.8% for Fiscal 2011. The UK premium SUV segment volumes increased by 30% in Fiscal 2011 as compared to Fiscal 2010, with Land Rover up 9% for the same period.

The UK retail volumes for Fiscal 2011 for the combined brands were 58,134 units. Jaguar retail volumes for Fiscal 2011 decreased by 10.9% (increase of 19% excluding X-Type which ceased production in December 2009) compared to Fiscal 2010, leading to a 0.1% increase in market share. Land Rover retail volumes for Fiscal 2011 increased by 7.8% compared to Fiscal 2010, maintaining market share.

Europe (excluding Russia)

The European premium car segment volume increased by 18.6% compared to Fiscal 2010, and the premium SUV segment volumes increased by 29.7% as compared to Fiscal 2010.

The European retails for Fiscal 2011 for the combined Jaguar Land Rover brands were 53,711 units, representing a 6.2% increase as compared to Fiscal 2010. Jaguar retail volumes for Fiscal 2011 decreased by 4.5% (increase of 36% excluding X-Type which ceased production in December 2009) compared to Fiscal 2010, but Jaguar increased its share of the segment by 0.1 percentage points to 2.4%. Land Rover retail volumes for Fiscal 2011 increased by 9.3% compared to Fiscal 2010, whilst its segment share decreased by 0.5 percentage points to 2.9%. Trading within certain European markets remained challenging during the period, especially with recent uncertainty in Greece, Portugal, Spain, Ireland and Italy prompting the downgrading of sovereign debt ratings and leading to additional pressure on financial markets.

Russia

The Russia premium car segment volumes increased by 61.1% in Fiscal 2011 as compared to Fiscal 2010 and the premium SUV segment volumes increased 52% in Fiscal 2011 as compared to Fiscal 2010.

The Russia retail volumes for Fiscal 2011 for the combined brands were 11,689 units. Jaguar retail volumes for Fiscal 2011 increased by 27.3% compared to Fiscal 2010, leading to a 0.2% increase in market share. Land Rover retail volumes for Fiscal 2011 increased by 9.3% compared to Fiscal 2010, leading to a 33% increase in market share. The Russian market was showing signs of recovery which was hard hit during Fiscal 2009 and Fiscal 2010 by global economic crisis, particularly by the sharp fall in oil prices and the drying up of foreign credits on which Russian banks and companies tend to rely heavily.

China

The China premium car segment volumes (for imports) increased by 46% in Fiscal 2011 as compared to Fiscal 2010, with Jaguar up by 51% for Fiscal 2011. The China premium SUV segment volumes (for imports) increased by 109% in Fiscal 2011 as compared to Fiscal 2010 with Land Rover up 73% for Fiscal 2011.

The China retail volumes for Fiscal 2011 for the combined brands were 28,893 units. Jaguar retail volumes for Fiscal 2011 increased by 41.2% compared to Fiscal 2010, leading to a 0.1% increase in market share. Land Rover retail volumes for Fiscal 2011 increased by 73.8% compared to Fiscal 2010, leading to a 2% decrease in market share.

Growth within the Chinese market was further enhanced through the strengthening of the company’s business in China, which was supported by the launch of an NSC in China in mid of Fiscal 2010.

Jaguar Land Rover — Sales & Distribution:

We market Jaguar products in 101 countries and Land Rover products in 174 markets, through a global network of 18 national sales companies (“NSCs”), 84 importers, 61 export partners and 2,241 franchise sales dealers, of which 524 are joint Jaguar and Land Rover dealers.

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

Jaguar Land Rover products are sold through our dealerships to retail customers. Jaguar Land Rover products are also sold to fleet customers, including daily rental car companies, commercial fleet customers, leasing companies, and governments. As a consequence, Jaguar Land Rover has a diversified customer base which reduces its independence on any single customer or group of customers.

Jaguar Land Rover — Competition:

We operate in a globally competitive environment and face competition from established premium and other vehicle manufacturers who aspire to move into the premium performance car and premium SUV markets, some of which are much larger than we are. Jaguar vehicles compete primarily against other European brands such as Audi, BMW and Mercedes Benz. Land Rover and Range Rover vehicles compete largely against SUVs manufactured by Audi, BMW, Infiniti, Lexus, Mercedes Benz, Porsche and Volkswagen. The Land Rover Defender competes with vehicles manufactured by Isuzu, Nissan and Toyota.

Jaguar Land Rover — Seasonality:

The business of Jaguar Land Rover is impacted by the bi-annual registration of vehicles in the United Kingdom where the vehicle registration number changes every six months, which in turn has an impact on the resale value of the vehicles. This leads to a bunching up of sales during the periods when the change occurs. Seasonality in most other markets is driven by introduction of new model year derivatives, for example US market. Additionally in the US market there is some seasonality around purchase of vehicles within the snow belt states where the purchase of Jaguar vehicles is biased towards the spring /summer months with a preference for 4x4 vehicles in the autumn/winter months. In China there is an increase in vehicle purchases at the time of the Chinese new year holiday. Furthermore, western European markets tend to be impacted by summer and winter holidays. The resulting sales profile influences operating results on a quarter to quarter basis.

Research and Development:

Over the years, we have devoted significant resources towards our research and development activities. Our research and development activities focus on product development, environmental technologies and vehicle safety. Our Engineering Research Centre, or ERC, established in 1966, which is one of the few government recognized in-house automotive research and development centers in India. The Engineering Research Centre is integrated with all of the Tata Motors Global Automotive Product Design and Development Centers in South Korea, Spain and United Kingdom.In addition to this, we leverage key competencies through various engineering service suppliers and design teams of our suppliers.

We have a modern crash test facility for testing our new products for passenger safety. We have a pedestrian safety testing facility, a pendulum impact test facility and a bus rollover test facility, to develop products that comply with various safety norms. We also have a hemi-anechoic chamber testing facility for developing vehicles with lower noise and vibration levels and an engine emissions testing facility to develop products meeting international standards. Other key facilities include a full vehicle climate test facility, heavy duty dynamometers and aggregate endurance test rigs.

Our Jaguar Land Rover research and development operations currently consist of a single engineering team, operating within a co-managed engineering facility, sharing premium technologies, power train designs and vehicle architecture.

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

To augment the abilities of our Engineering Research Centre and to obtain access to leading-edge technologies to support the product development activities, which we plan to undertake to sustain and enhance our position in the increasingly competitive global markets, we established a wholly-owned subsidiary, TMETC, in the United Kingdom in 2006. We gained access to what we believe are leading edge propulsion and electric energy systems through our investment in Miljobil Grenland in 2009, by TMETC. In October, 2010 we also acquired a design house in Italy, Trilix Srl, that has been working with us on many of our projects and are now a part of Tata Motors Design organization.

We endeavor to absorb the best of technologies for our product range to meet the requirements of a globally competitive market. All of our vehicles and engines are compliant with the prevalent regulatory norms in the respective countries in which they are sold. Our strategy to invest and develop our development capabilities have helped us in attaining significant achievements such as the design and development of India’s first indigenously developed compact car, the segment creating mini- truck – the ‘Tata Ace’ and the world’s most affordable family car — the Tata Nano. In collaboration with our subsidiary TDCV, we developed the “World Truck”, now referred to as ‘Prima’, a sophisticated and contemporary M&HCV range with performance standards similar to those in developed markets, which we launched in India and in South Korea during Fiscal 2010. In 2010, we also launched the Tata Aria, India’s first premium crossover which has many high end features introduced for the first time in India in that segment.

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

Initiatives in the area of vehicle electronics such as engine management systems, in-vehicle network architecture, telematics for communication and tracking and other emerging technological areas are also being pursued and which could possibly be deployed on our future range of Jaguar and Land Rover vehicles. Likewise various new technologies and systems that would improve safety, performance and emissions of our product range are under implementation on our passenger cars and commercial vehicles.

For providing prompt service to the customer, development of enterprise level vehicle diagnostics system for achieving speedy diagnostics of complex electronics of modern vehicles has been underway. Also the initiative in telematics has further spanned into a fleet management and vehicle tracking system using GNSS (Global Navigation Satellite Systems).

Intellectual Property

We create, own, and maintain a wide array of intellectual property assets that are among our valuable assets throughout the world. Our intellectual property assets include patents, trademarks, copyrights and designs. Patents relate to our innovations and products; trademarks secured relate to our brands and products; copyrights are secured for creative content; designs are secured for aesthetic features of products/components, trade secrets, and other intellectual property rights. We proactively and aggressively seek to protect our intellectual property in India and other countries.

We own a number of patents registered and have applied for new patents which are pending registration in India as well as in other countries. We have also filed a number of patent applications outside India under the Patent Cooperation Treaty, which will be effective in different countries going forward. We obtain new patents through our ongoing research and development activities.

We own registrations for number of trade-marks and have pending applications for registration of these in India as well as other countries. The registrations mainly include trademarks for our vehicle models and other promotional initiatives. We use the “Tata” brand, which has been licensed to us by Tata Sons Limited. We believe that establishment of the “Tata” word mark and logo mark in India and world over is material to our operations. As part of our acquisition of TDCV, we have the perpetual and exclusive use of the “Daewoo” brand and trademarks in Korea and overseas markets for the product range of TDCV.

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

In varying degrees, all our intellectual property is important to us. In particular, the Tata brand is integral to the conduct of our business, a loss of which could lead to dilution of our brand image and have a material adverse effect on our business.

Components and Raw Materials -

The principal materials and components required by us for use in Tata and other brand vehicles are steel sheets and plates, castings, forgings and items such as tires, fuel injection equipment, batteries, electrical items and rubber and plastic parts, consumables (paints, oils, thinner, welding consumables, chemicals, adhesives and sealants) and fuels. We also require aggregates like axles, engines, gear boxes and cabs for our vehicles, which are manufactured by ourselves or by our subsidiaries, affiliates and strategic suppliers. We have long term purchase agreements for some critical components such as transmissions and engines. Most commodities have continued to experience large price volatility during Fiscal 2011. We have established contracts with some of the commodity suppliers to cover our own as also our suppliers’ requirements to moderate the effect of such high volatility. Special initiatives were also undertaken to reduce material consumption through value engineering and value analysis techniques.

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

As part of our strategy to become a low-cost vehicle manufacturer, we have undertaken various initiatives to reduce our fixed and variable costs. In India we started an e-sourcing initiative in 2002, pursuant to which we procure some supplies through reverse auctions.

We have established a procedure for ensuring quality control of outsourced components. Products purchased from approved sources undergo a supplier quality improvement process. We also have a program for assisting vendors from whom we purchase raw materials or components to maintain quality. Each vendor is reviewed on a quarterly basis on parameters of quality, cost and delivery. Preference is given to vendors with TS 16949 certification. We also maintain a stringent quality assurance program that includes random testing of production samples, frequent re-calibration of production equipment and analysis of post-production vehicle performance and ongoing dialogue with workers to reduce production defects. Further, we have established a Strategic Sourcing group for certain regions to consolidate, strategize and monitor our supply chain activities with respect to major items of purchase as well as major inputs of technology and services. The Strategic Sourcing Group is responsible for recommending, for the approval by the Management Committee, the long-term strategy and purchase decision for these items, negotiation and relationship with vendors with regard to these items, formulating and overseeing our purchasing policies, norms in respect of all items, evolving guidelines for vendor quality improvement, vendor rating and performance monitoring and undertaking company-wide initiatives such as e-sourcing and supply chain management/policies with respect to vehicle spare parts. We are also exploring opportunities for increasing the global sourcing of parts and components from lower cost countries, and have embarked on a vendor management program that includes vendor base rationalization, vendor quality improvement and vendor satisfaction surveys. We initiated steps to include our supply chain in our initiatives on social accountability, environment management activities including supply chain carbon footprint measurement, knowledge sharing on various environmental aspects etc.

The principal materials and components required by us for use in our Jaguar and Land Rover vehicles are steel and aluminium in sheet (for in-house stamping) or externally pre-stamped form, aluminium castings and extrusions, iron/steel castings and forgings, and items such as alloy wheels, tires, fuel injection systems, batteries, electrical wiring systems, electronic information systems and displays, leather trimmed interior systems such as seats, cockpits, doors, plastic finishers and plastic functional parts, glass and consumables (paints, oils, thinner, welding consumables, chemicals, adhesives and sealants) and fuels. We also require certain highly functional components such as axles, engines and gear boxes for our vehicles, which are mainly manufactured by strategic suppliers. We have long term purchase agreements for critical components such as transmissions (ZF Friedrichshafen) and engines (Ford and Ford–PSA). The components and raw materials in our cars include steel, aluminium, copper, platinum and other commodities. Most commodities continued to experience great price volatility during the Fiscal 2011. We have established contracts with certain commodity suppliers to cover our own and our suppliers’ requirements to mitigate the effect of such high volatility. Special initiatives were also undertaken to reduce material consumption through value engineering and value analysis techniques.

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

In order to leverage benefits of economies of sales we have also developed a set of suppliers for our Indian operations, who also serve other customers. These suppliers include some of the large Indian automotive supplier groups having multiple product offerings, such as Anand Group, Sona Group, TVS Group etc, as also some large multinational suppliers, such as Bosch, Continental, Delphi, Denso etc. Also for our Jaguar Land Rover business, we continue to work with our suppliers to optimize procurements and enhance our supplier base, including sourcing certain of our raw material and component requirements from low cost countries. Additionally co- development of few aggregates is also being evaluated which will lead to development of low cost supplier base for JLR.

In India, we have established vendor parks in the vicinity of our manufacturing operations and vendor clusters have been formed at our facilities at Pantnagar (Uttarakhand) and Sanand (Gujarat). This initiative is aimed at ensuring flow of component supplies on a real-time basis, there-by reducing logistics and inventory costs as well as lowering uncertainties in the long-distance supply-chain. Efforts are being taken to replicate the model at new upcoming locations as well as a few existing plant locations.

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

We have established processes to encourage improvements via knowledge sharing among our vendor base through an initiative called Vendor Council consisting of our senior executives and representatives of major suppliers. The Vendor Council also helps in addressing common concerns through joint deliberations. Vendor council works on four critical aspects of engagement between and TML suppliers (i.e. quality, efficiency, relationship and new technology development).

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

Ford has been and continues to be a major supplier of parts and services to Jaguar Land Rover. In connection with our acquisition of Jaguar Land Rover in June 2008, supply agreements have been entered into with Ford, ranging in duration from seven to nine years, as further set out below:

•

Long term agreements have been entered with Ford for technology sharing and joint development providing technical support across a range of technologies focused mainly around power train engineering such that we may continue to operate according to our existing business plan.

•

Supply agreements, ranging for duration of seven to nine years, were entered into with Ford for (i) the long term supply of engines developed by Ford, (ii) engines developed by us but manufactured by Ford and (iii) engines from Ford-PSA co-operation.

Based on learnings from the latest global financial crisis and the cascading effect on the financial health of the suppliers, we have commenced efforts to assess supplier financial risk.

Suppliers are appraised based on or long term requirement through number of platforms such as vendor council meetings, council regional chapter meetings, national vendor meet, location specific vendor meet etc.

Capital and Product Development Expenditures: -

Our capital expenditure totaled to Rs. 90,719 million, Rs. 96,980 million and Rs. 101,197 million during Fiscal 2011 ,2010 and 2009 respectively. Our capital expenditure during the past Fiscal years related mostly to new product development and capacity expansion for new and existing products to meet the market demand and investments towards improving quality, reliability and productivity that are aimed at operational efficiency.

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

As a part of this future growth strategy, we plan to make investments in product development, capital expenditure in capacity enhancement, plant renewal and modernization and to pursue other growth opportunities. Our subsidiaries also have their separate growth plans and related capital expenditures plans. These expenditures are expected to be funded largely through cash generated from operations, existing investible surplus in the form of cash and cash equivalents, investment securities and other external financing sources. In August 2010, we obtained the shareholders’ approval through postal ballot to raise additional long term resources up to Rs. 47 billion in the domestic and/or international market, in one or more tranches and increased our borrowing limit from Rs.200 billion to Rs. 300 billion.

Other Operations

In addition to our automotive operations, we are also involved in other business activities, including information technology services. Net revenues from these activities totaled to Rs. 14,916 million and Rs. 33,483 million in Fiscal 2011 and 2010, respectively, representing nearly 1.2% and 3.6% of our total revenues before inter-segment elimination in Fiscal 2011 and Fiscal 2010, respectively. On March 30, 2010, we sold controlling equity interest in our construction equipment subsidiary, Telco Construction Equipment Co. Ltd (Telcon), which resulted in a 55.5% decrease in revenues from our other operations in Fiscal 2011.

Information Technology Services:

As of March 31, 2011we owned an 83.38% equity interest in our subsidiary ,Tata Technologies Limited, or TTL, TTL, founded in 1994 and a part of Tata group, is a global leader in Engineering Services Outsourcing, or ESO, and Product Development IT services solutions for Product Lifecycle Management, or PLM, and Enterprise Resource Management, or ERM, to the world’s leading automotive, aerospace and consumer durables manufacturers and their suppliers. The company’s services include product design, analysis and production engineering, Knowledge based engineering, PLM, Enterprise Resource Planning and Customer Relationship Management systems (CRM). The company also distributes implements and supports PLM products from leading solution providers in the world such as Dassault Systems and Autodesk.

TTL has its international headquarters in Singapore, with regional headquarters in the United States (Novi, Michigan), India (Pune) and the UK (Coventry). TTL has a combined global workforce of more than 4600 professionals serving clients worldwide from facilities in North America, Europe and the Asia-Pacific region. TTL responds to customers’ needs through its subsidiary companies and through its two offshore development centers. TTL had eight functional subsidiary companies and one joint venture as of March 31, 2011.

The consolidated revenues of TTL for Fiscal 2011 were Rs. 12,493 million reflecting a growth of 16.8% against Rs.10,699 million in the previous with traction in the automotive and aerospace markets. TTL recorded profit after tax of Rs. 1,343 million in Fiscal 2011, reflecting growth of 119.1% over Rs. 613 million in Fiscal 2010 resulting from higher offshore revenues and cost reduction measures implemented by TTL. In May 2011, TTL received private equity investment of Rs.1,410.6 million by selling a 13.09% equity interest via issuance of primary shares.

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

A committee set up under the chairmanship of the Secretary, Heavy Industries and Public Enterprises consisting of all stake holders including representatives of the Ministry of Finance, representatives of interested parties relating to road transport, environment, commerce, industrial policy and promotion, labour, shipping, railways, human resource development, science and technology, new and renewable energy, petroleum and natural gas and representatives of automotive industry, will monitor the implementation and progress of the Plan 2006.

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

Auto Fuel Policy, 2003

In 1992, the government of India issued emission and safety standards, which were further tightened in April 1996, under the Indian Motor Vehicle Act. Currently Bharat Stage IV norms (equivalent to Euro IV norms) are in force for four wheelers in 13 cities and Bharat Stage III norms (equivalent to Euro III norms) in the rest of India. Our vehicles comply with these norms. The next change in emission regulations is yet to be discussed by Government of India.

Central Motors Vehicles Rules, 1989

Chapter V of the Central Motor Vehicle Rules, 1989, or the CMV rules, lays down provisions relating to construction and maintenance of motor vehicles. Among specifications pertaining to dimensions, gears, indicators, reflectors, lights, horns, safety belts and others, the CMV rules govern emission standards for vehicles operating on compressed natural gas or CNG, petrol, liquefied petroleum gas and diesel. Bharat Stage IV Emission Norms (equivalent to Euro IV norms) are now applicable to all 4 wheelers as of April 1, 2010 in the cities of Delhi/National Capital Region, Mumbai, Kolkata, Chennai, Bangalore, Hyderabad, Ahmedabad, Pune, Surat, Kanpur, Agra, Solapur and Lucknow. Manufacturers must comply with the emission standards as laid down in the CMV rules from time to time and are required to certify such compliance. Bharat Stage III Emission Norms (equivalent to Euro III norms) are in force from October 1, 2010 for the rest of the country.

Additionally, pursuant to the CMV rules, every manufacturer must also submit the prototype of every vehicle to be manufactured by it for testing by the Vehicle Research and Development Establishment of the Ministry of Defence of the Government of India, or Automotive Research Association of India, Pune, or the Central Machinery Testing and Training Institute, Budni (MP), or the Indian Institute of Petroleum, Dehradun, or the Central Institute of Road Transport, Pune, or the International Centre for Automotive Technology, Manesar or such other agencies as may be specified by the central government for granting a certificate by that agency as to the compliance of provisions of the Motor Vehicles Act, 1988 and these rules.

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

Emission and Safety in India

In 1992, the Government of India issued emission and safety standards, which were further tightened in April 1996 under the Indian Motor Vehicle Act. From April 1, 2010, India migrated its emission norms to Bharat Stage IV (equivalent to Euro IV norms) for four wheelers in 13 cities and Bharat Stage III (equivalent to Euro III norms) in the rest of the country since October 1, 2010. Further, fuel efficiency norms are under discussion with Government of India.

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

India has been a signatory to the 1998 UNECE Agreement on Global Technical Regulations (GTR) since April 22, 2006 and has voted in favor of all the eleven Global Technical Regulations. Tata Motors works closely with the Government of India to participate in WP 29 World Forum Harmonization activities.

India has a well established regulatory framework administered by the Indian Ministry of Road Transport and Highways. The Ministry issues notifications under the Central Motor Vehicles Rules and the Motor Vehicles Act. Chapter V of the Central Motor Vehicles Rules, 1989, deals with construction, equipment and maintenance of vehicles. Vehicles manufactured in the country must comply with relevant Indian standards and automotive industry standards. The Indian Ministry of Road Transport and Highways finalized a road map on automobile safety standards in January 2002. The road map is based on current traffic conditions, traffic density, driving habits and road user behavior in India and is generally aimed at increasing safety requirements for vehicles under consideration for Indian markets.

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

In addition, the Ministry of Environment and Forests conducts environment impact assessments. The Ministry receives proposals for expansion, modernization and establishment of projects and then the impact which such projects would have on the environment is assessed by the Ministry before it grants clearances for the proposed projects.

Regulation of Imports and Exports

Quantitative restrictions on imports into India were removed with effect from April 1, 2001, pursuant to India’s World Trade Organization obligations and imports of capital goods and automotive components were placed under the open general license category. In addition, we are also regulated by the provisions of the Customs Act, 1962 and the Central Excise Act, 1944.

Automobiles and automotive components can, generally, be imported into India without a license from the Government of India subject to their meeting Indian standards and regulations as specified by designated testing agencies. Cars, UVs and SUVs in completely built up or CBU condition can be imported at 60% basic customs duty. Commercial vehicles can be imported at basic customs duty of 10% and components can be imported at basic customs duty ranging from at 10% to 7.5% (for engine component).

The FDI Policy

Automatic approval for foreign equity investments up to 100% is allowed in the automobile manufacturing sector under the FDI Policy.

Indian Taxes

See Item 10.E “— Additional Information — Taxation” for additional information relating to our taxation.

Excise Duty:

In the Indian Union Budget 2008-2009, the Government of India reduced the excise duty on small cars from 16% to 12%. The Government of India further reduced the excise duty rate from 12% to 8% in December 2008. This reduction was a part of government initiative towards revival of automobile industry from the recessionary situation. In February, 2010 this duty was increased by the Government of India from 8% to 10%. The excise duty on cars other than small cars presently stands at 22% + Rs. 15,000/- (Rs. 15,000/- applicable if engine capacity exceeds 1500 cc). Small cars are defined to mean cars of length not exceeding 4,000mm and with an engine capacity not exceeding 1,500cc for cars with diesel engines and not exceeding 1,200cc for cars with gasoline engines.

The Government of India reduced the excise duty on motor vehicles for transport of more than 13 persons, including the driver, from 16% to 12% in March 2008 and from 12% to 8% in December 2008. The rate of 8% was revised to 10% in February, 2010. Excise duty on chassis fitted with engines for such vehicles was also reduced from “16% + Rs.10,000 per chassis” to “12% + Rs.10,000 per chassis” which was further reduced to “8% + Rs.10,000 per chassis” in December 2008. In February 2010 this rate was increased to “10% + Rs. 10,000/- per chassis”.

Excise duty on trucks was reduced from 16% to 14% during the Indian Union Budget 2008-2009, which was further reduced to 10% in December 2008. The excise duty on trucks was again reduced from 10% to 8% in the Indian Union Budget 2009-2010. Excise duties on trucks were then increased from 8% to 10% in February 2010. Similarly excise duty on truck chassis fitted with engine was reduced from 16% + Rs. 10,000/- per chassis to 14% + Rs. 10,000/- per chassis during Union Budget 2008-09 which was further reduced to 10% + Rs. 10,000/- per chassis in December 2008. The excise duty on trucks chassis fitted with engine was again reduced from 10% + Rs. 10,000/- per chassis to 8% + Rs. 10,000/- per chassis in the Indian Union Budget 2009-2010. Excise duties on trucks chassis fitted with engine were then increased to 10% + Rs. 10,000/- per chassis in February 2010.

In December 2008, the excise duty on Safari, SUVs & UVs was reduced from “24% + Rs.20,000 per vehicle” to “20% + Rs.20,000 per vehicle”, which was further reduced to “20% + Rs.15,000 per vehicle” in July 2009. This rate was revised to “22% + Rs.15,000 per vehicle” in the Indian Union Budget 2010-2011.

In addition to the excise duty indicated above, vehicles are also subject to National Calamity Contingent Duty (NCCD) at 1%, Automobile Cess at 0.125%, Educational Cess at 2% and Higher Education Cess at 1%.

Valued Added Tax:

The Value Added Tax, or VAT, has been implemented throughout India. VAT enables set-off from sales tax paid on inputs by traders and manufacturers against the sales tax collected by them on behalf of the government, thereby eliminating the cascading effect of taxation. Two main brackets of 4% and 12.5%, along with special brackets of 0%, 1% 5% and 20% have been announced for various categories of goods and commodities sold in the country and certain states have introduced additional VAT of 1% to 3% on specified commodities, including automobiles. In some of the states, surcharge of 10% on VAT has been introduced on automobiles. Central Sales Tax, however, continues to exist, although it is proposed to be abolished in a phased manner. Since its implementation, VAT had a positive impact on us. Prior to the implementation of VAT, sales tax formed part of our total cost of material. However, the implementation of VAT would result in savings on sales tax component, as VAT paid on inputs can be set off against tax paid on outputs.

In the Indian Union Budget 2009-2010, the Central Sales Tax rate was reduced to 2% which remained unchanged for Fiscal 2011.

Goods and Services Tax:

The Government of India is proposing to reform the indirect tax system in India with a comprehensive national goods and services tax, or GST, covering the manufacture, sale and consumptions of goods and services. The date of introduction of GST is not yet known. The proposed GST regime will combine taxes and levies by the central and state governments into one unified rate structure. The Government of India has publicly expressed the view that following the implementation of the GST, indirect tax incidence on domestically manufactured goods is expected to decrease along with prices on such goods.

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

Direct Tax Code:

The Direct Tax Code Bill 2010, or DTC, proposes to replace the existing Income Tax Act, 1961 and other direct tax laws , with a view to simplify and rationalize the tax provisions into one unified code. The DTC bill is proposed to come into effect from April 1, 2012 .The various proposals included in DTC bill are subject to review by Indian parliament and as such impact if any, is not quantifiable at this stage.

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

Economic Stimulus Package and Incentives:

In January 2009, the Government of India announced an Economic Stimulus Package targeting the automotive industry. The Public Sector banks were encouraged to fund the auto sector along with providing a line of credit to NBFCs, specifically for the CVs. The States were to be provided a one time assistance to purchase 15,000 buses for their urban transport system. There was a 4% cut in the central value added tax rate, or cenvat, on cars and trucks and a 2% cut in cenvat rate on motor vehicles for transport of more than 13 persons, including the driver. Further, in February 2009, the cenvat was reduced from 10% to 8% for Trucks and buses and service tax was also reduced from 12% to 10%. The Government of India has also provided for an accelerated tax depreciation of 50% for commercial vehicles purchased between January 1 and September 30, 2009. The cenvat rate has been restored to 10% since April 1, 2010.

In the UK interest rates have been maintained at an historic low of 0.5% since March 2009, interest rates have been kept at this level in order to provide stimulus to the economy. The European Central Bank increased its base rate to 1.25% in April 2011, following no changes for just under two years, in response to the risk of accelerating inflation. Within Europe there is still concern regarding the sovereign debt issues within Greece, Ireland and Portugal. Continued high employment in the US has led to the use of fiscal stimuli, quantitative easing and lower interest rates despite positive GDP outlook, which could lead to higher inflation.

To support economic growth during the global economic crisis, the Chinese government introduced a series of incentive policies to stabilize the recovery of automotive industry, including subsidy program for rural families to purchase vehicle, subsidy program for auto replacement which was amid a slew of measures to stimulate private spending and curb pollution, levying vehicle purchase tax on passenger vehicles with an engine capacity of 1.6 liters or smaller at the reduced tax rate down from 10%. The unprecedented growth of auto sales in China for the past years caused the government to cease these incentives from January 1, 2010.

In June 2010, the Chinese government announced subsidy program of RMB3,000 for each energy-conservation passenger vehicle with an engine capacity of 1.6 liters or smaller. The Central Government also provided for a subsidy for private purchase of new energy vehicles (HEV up to RMB50,000 and BEV up to RMB60,000) along with additional subsidy from local government. Furthermore, The Development Plan in Energy-saving and New Energy Vehicle Industry, which has been submitted to State Council for final approval and is expected to be released in the 3rd quarter of 2011, will be the blueprint for China automotive industry development over the next ten years (2011-2020).

For emission reduction and environmental protection, China plans to adopt Fuel Consumption Stage III with stringent fuel economy requirements soon. It requires automakers to invest and speed up development of smaller and more fuel efficient vehicles for China auto market.

Environmental, Fiscal and Other Governmental regulations around the world

Our Jaguar Land Rover business has significant operations in the US and Europe which have stringent regulations relating to vehicular emissions. The proposed tightening of vehicle emissions regulations by the European Union will require significant costs of compliance for Jaguar Land Rover. While we are pursuing various technologies in order to meet the required standards in the various countries in which we operate, the costs of compliance with these required standards can be significant to our operations and may adversely impact our results of operations.

Greenhouse gas /CO2 / fuel economy legislation: Legislation is now in place limiting the manufacturer fleet average greenhouse gas emissions in Europe for passenger cars starting January 2012 and the US with their Federal GHG Standard running 2012-2016MY. In addition, many other markets either have or will shortly define similar GHG emissions standards (some of these include Canada, China, Japan, Korea, Switzerland, Australia, South Africa). In Europe implementation of Light Commercial Vehicle CO2 standards would affect the Defender and a small number of Freelander and Discovery vehicles.

In Europe, non compliance penalties are in the form of millions of Euros in compensation. In the US, non compliance results in market exclusion.

California is currently developing a new Zero Emission Vehicle regulation mandating increased penetration of electric and plug in hybrid electric vehicles from 2018MY above and beyond the requirements of the Federal GHG Standard.

Jaguar Land Rover undertakes technology deployment plans directed to achieving these standards. These plans include the use of lightweight materials, including aluminium, which will contribute to the manufacture of lighter vehicles with improved fuel-efficiency, reducing parasitic losses through the driveline and improvements in aerodynamics. They also include the development and installation of smaller engines in our existing vehicles and other drive train efficiency improvements, including the introduction of eight-speed transmissions in some of our vehicles. We also plan to introduce smaller vehicles, commencing with the introduction of the Range Rover Evoque, the most fuel-efficient vehicle in the Land Rover line-up. The technology deployment plans also include the research development and deployment of hybrid-electric vehicles. These technology deployment plans include the research, development and deployment of hybrid electric vehicles initially in Europe and the United States, which require significant investment. Additionally, local excise tax initiatives are also a key consideration in ensuring our products meet customer needs for environmental footprint and cost of ownership concerns.

Non-greenhouse gas emissions legislation:

Existing EU5 regulations planned EU6 and EU7 regulations in Europe; existing US California LEV2 regulations and planned LEV3 regulations place ever stricter limits on particulate emissions, oxides of nitrogen and hydrocarbons for passenger and light duty trucks. These regulations require ever increasing levels of technology in engine control systems on-board diagnostics and after treatment systems affecting base costs of our power trains. Additional stringency of evaporative emissions also require more advanced materials and joints solutions to eliminate fuel evaporative losses, all for much longer warranted periods (up to 150,000 miles in the US). While in Europe and California lead the implementation of these emissions programmes, other nations and states follow on with adoption of these regulations 2-4 years after (e.g. EU5 Europe September 2009, China January 2012).

To comply with the current and future environmental norms, we may have to incur substantial capital expenditure and research and development expenditure to upgrade products and manufacturing facilities, which would have an impact on our cost of production and results of operation.

Imposition of any additional taxes and levies by the Indian government designed to limit the use of automobiles could adversely affect the demand for our products and our results of operations.

Vehicle safety: Vehicles sold in Europe are subject to vehicle safety regulations established by the European Union or by individual Member States. In 2009, the European Union enacted a new regulation to establish a simplified framework for vehicle safety, repealing more than 50 existing directives and replacing them with a single regulation aimed at incorporating relevant United Nations standards. The incorporation of the United Nations standards will commence in 2012, and as to new regulations on advanced safety systems, the European Commission plans to require new model cars from 2011 to have electronic stability control systems, to introduce regulations relating to low-rolling resistance tires in 2013, to require tire pressure monitoring systems starting in 2012 and to require heavy vehicles to have advanced emergency braking systems and lane departure warning systems from 2013. From April 2009, the criteria for whole vehicle type approval were extended to cover all new road vehicles, to be phased in over five years depending on vehicle category. The extension clarifies the criteria applicable to small commercial vehicles.

The NHTSA issues federal motor vehicle safety standards covering a wide range of vehicle components and systems such as airbags, seatbelts, brakes, windshields, tires, steering columns, displays, lights, door locks, side impact protection and fuel systems. We are required to test new vehicles and equipment and assure their compliance with these standards before selling them in the United States. We are also required to recall vehicles found to have defects that present an unreasonable risk to safety or which do not conform to the required Federal Motor Vehicle Safety Standards, and to repair them without charge to the owner. The financial cost and impact on consumer confidence of such recalls can be significant depending on the repair required and the number of vehicles affected. We have no investigations relating to alleged safety defects or potential compliance issues pending before the NHTSA.

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

Vehicle safety regulations in Canada are similar to those in the United States; however, many other countries have vehicle regulatory requirements which differ from those in the United States. The differing requirements among various countries create complexity and increase costs such that the development and production of a common product that meets the country regulatory requirements of all countries is not possible. Global Technical Regulations (“GTRs”), developed under the auspices of the United Nations continue to have an increasing impact on automotive safety activities, as indicated by EU legislation. In 2008, GTRs on electronic stability control, head restraints and pedestrian protection were each adopted by the UN “World Forum for the Harmonization of Vehicle Regulations,” and are now in different stages of national implementation. While global harmonisation is fundamentally supported by the automobile industry in order to reduce complexity, national implementation may still introduce subtle differences into the system.

Legal Proceedings

In the normal course of business, we face claims and assertions by various parties. We assess such claims and assertions and monitor the legal environment on an ongoing basis, with the assistance of external legal counsel wherever necessary. We record a liability for any claims where a potential loss is probable and capable of being estimated and disclose such matters in our financial statements, if material. For potential losses which are considered reasonably possible, but not probable, we provide disclosure in the financial statements, but do not record a liability in our financial statements unless the loss becomes probable. Should any new developments arise, such as a change in law or rulings against us, we may need to make provisions in our financial statements, which could adversely impact our reported financial condition and results of operations. Furthermore, if significant claims are determined against us and we are required to pay all or a portion of the disputed amounts, there could be a material adverse effect on our business and profitability. Certain claims that are above Rs. 200 million in value are described in Note 35 to our consolidated financial statements included in this annual report. Certain claims that are below Rs. 200 million in value pertain to indirect taxes, labour and other civil cases. There are other claims against us which pertain to motor accident claims (involving vehicles that were damaged in accidents while being transferred from our manufacturing plants to regional sales offices) product liability claims and consumer complaints. Some of these cases relate to replacement of parts of vehicles and/or compensation for deficiency in services provided by us or our dealers.

We believe that none of the contingencies, either individually or in the aggregate, would have a material adverse effect on our financial condition, results of operations or cash flows.

C. Organizational Structure

I Tata Sons- Promoter and its Promoted Entities

Tata Sons is a holding company that has equity holdings in a range of businesses. The various companies promoted by Tata Sons, including us, are based substantially in India and had combined revenues of approximately US$85 billion for Fiscal 2011. The operations of Tata Sons promoted entities are highly diversified and can be categorized under seven business sectors, namely, engineering, materials, energy, chemicals, consumer products, services, communications and information systems. These companies do not constitute a ‘group’ under Indian Law.

Tata Sons promoted entities has its origins in the trading business founded by Jamsetji Tata in 1874 , that was developed and expanded in furtherance of his ideals by his two sons, Sir Dorabji Tata and Sir Ratan Tata, following their father’s death in 1904. The family interests subsequently vested largely in the Sir Ratan Tata Trust, the Sir Dorabji Tata Trust and other related trusts. These trusts were established for philanthropic and charitable purposes and together own a substantial majority of the shares of Tata Sons Limited.

By 1970, the operations of Tata Sons promoted entities had expanded to encompass a number of major industrial and commercial enterprises including The Indian Hotels Company Limited (1902), The Tata Steel Limited (Tata Steel) (1907), which became the sixth largest steel maker in the world after it acquired Corus, The Tata Power Company Limited (1910), Tata Chemicals Limited (1939), which is the world’s second largest manufacturer of soda ash, and Tata Motors Limited (1945), which is among the top five medium and heavy commercial vehicle manufacturers in the world and which acquired Jaguar and Land Rover in 2008. Tata Motors, which made India’s first indigenously developed car, the Indica, in 1998, and introduced the world’s lowest- cost car, the Tata Nano in Fiscal 2010. Other Tata entities include Voltas Limited (1954), and Tata Global Beverages Ltd. (1962), which is the second largest branded tea company in the world, through its UK-based subsidiary Tetley.

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

Each of the Tata Sons promoted consenting entities pays a subscription fee to participate in and gain from the Tata brand identity. We believe that we benefit from the association with the Tata brand identity and accordingly, Tata Motors Limited and certain of our subsidiaries have agreed to pay an annual subscription fee to Tata Sons Limited which is equal to 0.15%-0.25% of annual net income (defined as net revenues exclusive of excise duties and other governmental taxes and non-operating income), subject to a ceiling of 5% of annual profit before tax (defined as profit after interest and depreciation but before income tax). In the past, Tata Sons also has lowered the subscription fee, considering its requirement of outlay for activities related to brand promotion and protection. For the Fiscal years ended March 31, 2010 and 2011, Tata Motors on a standalone basis paid an amount less than 0.25% of its annual net income as per Indian GAAP. Pursuant to our licensing agreement with Tata Sons Limited, we have also undertaken certain obligations for the promotion and protection of the new Tata brand identity licensed to us under the agreement. The agreement can be terminated by written agreement between the parties, by Tata Sons Limited upon our breach of the agreement and our failure to remedy the same, or by Tata Sons Limited upon providing six months notice for reasons to be recorded in writing. The agreement can also be terminated by Tata Sons Limited upon the occurrence of certain specified events, including liquidation.

The Tata Sons promoted entities have sought to continue to follow the ideals, values and principles of ethics, integrity and fair business practices originally established by the founder of Tata Sons, Mr. Jamsetji Tata, and his successors. To further protect and enhance the Tata brand equity, these values and principles have been articulated in the Tata code of conduct, which has been adopted by most of the Tata Companies that have access to the larger resources and services of the Tata Sons promoted entities. These companies have endeavored to maintain high standards of management efficiency and to promote the commercial success of Indian enterprises. The Tata Sons promoted entities have also made significant contributions towards national causes through promotion of public institutions in the field of science, such as the Indian Institute of Science and the Tata Institute of Fundamental Research and in the field of social services through the Tata Institute of Social Sciences, the Tata Memorial Hospital and the National Center of the Performing Arts. Tata trusts are among the largest charitable foundations in the country.

A large number of the Tata Sons promoted entities hold shares in one another and some of our directors hold directorships on the boards of Tata Sons and/or Tata Sons promoted entities. However, there are no voting agreements, material supply or purchase agreements or any other relationships or agreements that have the effect of tying us together with other Tata Sons promoted entities at management, financial or operational levels. With the exception of Tata Steel Limited, which under our Articles of Association has the right to appoint one director to the Board, Tata Sons Limited and its subsidiaries do not have any special contractual or other power to appoint our directors or management beyond the voting power of their shareholdings in us. Except as set forth in the tables below under the heading “Subsidiaries and Affiliates” and except for approximately a 15.37% equity interest in Tata Services Ltd, a 9.55% equity interest in Tata Industries Limited and a 6.67% equity interest in Tata Projects Ltd, our shareholdings in other the Tata Sons promoted entities are generally insignificant as a percentage of their respective outstanding shares or in terms of the amount of our investment or the market value of our shares of those companies.

II Tata Motors Group:

Subsidiaries and Affiliates

The subsidiaries and equity method affiliates of Tata Motors Limited that together with Tata Motors Limited form the Tata Motors Group under Indian Law as of March 31, 2011 are set forth in the chart below:-

1.	The holdings in these subsidiaries range between 83.38% to 83.51%.

2.	The subsidiaries are based in many countries abroad.

3.	The subsidiary is based in Morocco and the name was changed to Tata Hispano Motors Carrocerries Maghreb from Carrosseries Hispano Maghreb, Morocco with effect from February 22, 2011

4.	The holding in its subsidiary is 71.69%

5.	The subsidiary is based in Norway.

6.	The holding in its subsidiary is 78.39%

7.	The holdings in these affiliates range between 15.83% to 31.66%.

8.	Is an affiliate of Tata Technologies Ltd

9.	The holdings in these affiliates range between 17.76% to 40.00%.

D. Property, Plants and Equipment

Facilities:

We operate five principal automotive manufacturing facilities in India. The first facility was established in 1945 at Jamshedpur in the State of Jharkhand in eastern India. We commenced construction of a second facility in 1966 (with production commencing in 1976) at Pune, in the State of Maharashtra in western India, and a third in 1985 (with production commencing in 1992) at Lucknow, in the State of Uttar Pradesh in northern India, a fourth at Pantnagar in the State of Uttarakhand, India, which commenced operations in Fiscal 2008, and a fifth at Sanand in Gujarat in western India for manufacturing of the Nano, which commenced operations in June, 2010. The Jamshedpur, Pune and Lucknow manufacturing facilities have been accredited with ISO/TS 16949:2000(E) certification.

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

Tata Motors (Thailand) Limited is our joint venture with Thonburi Automotive Assembly Plant Co. Ltd for the manufacture and assembly of pickup trucks. The manufacturing facility is located in Samutprakarn province, Thailand.

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

Tata Motors European Technical Centre Plc, UK, along with its Norwegian subsidiary, is specialized in the development and manufacture of electric cars and lithium-ion batteries.

Description of environmental issues that may affect the Company’s utilization of facilities:

Tata Motors Limited:

Automobile industry participants around the world are understandably concerned about climate change as they are exposed to various regulations for controlling the emissions contributing to climate change. We are also exposed to such regulatory risks related to climate change.

The design and development of fuel efficient vehicles and vehicle running on alternative renewable energy have become a priority as a result of fossil fuel scarcity escalating price and growing awareness about energy efficiency among customers.

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

In order to manage regulatory and general risks of climate change, we are increasingly investing in design and development of fuel efficient and alternative energy vehicles, besides implementing new advanced technologies to increase efficiency of internal combustion engines. We have manufactured a CNG version of buses, light commercial vehicles, an LPG version of passenger car, the Indica, and a CNG version of the ACE goods carrier and pickup, Xenon.

In September 2010, Tata Motors presented CNG-Electric Hybrid Low-floor Starbuses to the Delhi Transport Corporation (DTC). This is the first time in India that hybrid buses will be used for public transportation. The Tata Hybrid Starbus offers substantial improvements in fuel economy compared to a conventional bus. The usage of this technology leads to lower emissions thereby contributing to cleaner air and a greener, more environment-friendly commercial passenger transportation application.

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

We also strive to increase the proportion of energy sourced from renewables. We have incorporated environmentally sound practices as one of our prime objectives – in our processes, products and services, and all manufacturing facilities at Pune, Jamshedpur, Lucknow and Pantnagar in India have an Environmental Management System (EMS), in place and have achieved ISO-14001 certification. We have been implementing various Environment Management Programmes (EMPs) on energy conservation such as reduction in electricity and fuel consumption and thereby reducing greenhouse gases emissions. We are actively working towards a shift to gas fuels to meet process heat requirements.

Jaguar Land Rover:

Our production facilities are subject to a wide range of environmental, health and safety requirements. These requirements address, among other things, air emissions, wastewater discharges, accidental releases into the environment, human exposure to hazardous materials, the storage, treatment, transportation and disposal of wastes and hazardous materials, the investigation and clean up of contamination, process safety and the maintenance of safe conditions in the workplace. Many of our operations require permits and controls to monitor or prevent pollution. We have incurred, and will continue to incur, substantial ongoing capital and operating expenditures to ensure compliance with current and future environmental, health and safety laws and regulations or their more stringent enforcement. Other environmental, health and safety laws and regulations could impose restrictions or onerous conditions on the availability or the use of raw materials the company need for our manufacturing process.

Our manufacturing process results in the emission of greenhouse gases such as carbon dioxide. The EU Emissions Trading Scheme, an EU-wide system in which allowances to emit greenhouse gases are issued and traded, is anticipated to cover more industrial facilities and become progressively more stringent over time, including by reducing the number of allowances that will be allocated free of cost to manufacturing facilities. In addition, a number of further legislative and regulatory measures to address greenhouse gas emissions, including national laws and the Kyoto Protocol, are in various phases of discussion or implementation. These measures could result in increased costs to: (i) operate and maintain our production facilities; (ii) install new emissions controls; (iii) purchase or otherwise obtain allowances to emit greenhouse gases; and (iv) administer and manage the company’s greenhouse gas emissions programme.

Many of our sites have an extended history of industrial activity. We may be required to investigate and remediate contamination at those sites, as well as properties at which we formerly conducted operations, regardless of whether the company caused the contamination or whether the activity causing the contamination was legal at the time it occurred. In connection with contaminated properties, as well as our operations generally, the company also could be subject to claims by government authorities, individuals and other third parties seeking damages for alleged personal injury or property damage resulting from hazardous substance contamination or exposure caused by our operations, facilities or products. We could be required to establish or substantially increase financial reserves for such obligations or liabilities and, if we fail to accurately predict the amount or timing of such costs, the related impact on our business, financial condition or results of operations could be material.

We have a good health and safety record. We maintain our plant and facilities with a view to meeting these regulatory requirements and have also put in place a compliance reporting and monitoring process which is intended to help us to mitigate risk.

Production Capacity:

The following table shows our production capacity as of March 31, 2011 and production levels by plant and product type in Fiscal 2011 and 2010:

	Fiscal Year ended March 31,
	Production Capacity*	Production (Units)
		2011	2010
TML Plants in India
Medium and Heavy Commercial Vehicles, Light Commercial Vehicles, Utility Vehicles, Passenger Cars, Construction Equipment[1]	1,528,000	758,435	620,761
Jaguar Land Rover**
Utility Vehicles, Passenger Cars	514,000	246,958	193,159
Other Subsidiary companies plants (excluding JLR)***
Medium & Heavy Commercial Vehicles, Buses & bus body and Pick-up trucks	60,570	25,060	19,009

1 Construction equipment units are as of March 31, 2010

*	These are estimated production capacity on a double shift basis for all plants (except Uttarakhand plant for which capacity is on three shift basis) for manufacture of vehicles and replacement parts.
**	Production capacity is on three shift basis.
***	The plants are located in Korea, Spain, Morocco and Thailand. Production capacity of plants at Spain and Morocco are on single shift basis

Properties:

We produce vehicles and related components and carry out other businesses through various manufacturing facilities. In addition to our manufacturing facilities, our properties include sales offices and other sales facilities in major cities, repair service facilities and research and development facilities.

The following table sets forth information, with respect to our principal facilities, a substantial portion of which are owned by us as of March 31, 2011. The remaining facilities are on leased premises.

Location	Facility or Subsidiary Name	Principal Products or Functions
India
In the State of Maharashtra
Pune (Pimpri, Chinchwad, Chikhali(1), Maval)	Tata Motors Ltd.	Automotive vehicles, components & Research & Development
Pune (Chinchwad)	TAL Manufacturing Solutions Ltd.	Factory automation equipment and services
Pune (Hinjewadi)(1)	Tata Technologies Ltd.	Software consultancy and services
Mumbai	Tata Motors Ltd./Concorde Motors (India) Ltd.	Automobile sales & service
Nagpur(1)	TAL Manufacturing Solutions Ltd.	Under construction for Hybrid Floor Beam Project

—	Facility or Subsidiary Name	Principal Products or Functions
In the State of Jharkhand
Jamshedpur	Tata Motors Ltd.	Automotive vehicles, components & R&D
Jamshedpur	HV Axles Ltd.	Axles for M&HCVs
Jamshedpur	HV Transmissions Ltd.	Transmissions for M&HCVs
In the State of Uttar Pradesh
Lucknow(1)	Tata Motors Ltd.	Automotive vehicles/ parts & R&D
	Tata Marcopolo Motors Ltd.	Bus Bodies
In the State of Karnataka
Dharwad	Tata Motors Ltd.	Spare parts and warehousing
	Tata Marcopolo Motors Ltd.	Bus body manufacturing
Bangalore(2)	Concorde Motors (India) Ltd.	Automobile sales and service
In the State of Uttarakhand
Pantnagar(1)	Tata Motors Limited	Automotive vehicles & components
In the State of Gujarat
Sanand	Tata Motors Ltd.	Automotive vehicles & components
Rest of India
Hyderabad(2) & Chennai(1)	Concorde Motors (India) Ltd.	Automobile sales and service
Cochin	Concorde Motors (India) Ltd	Automobile sales and service
Various other properties in India	Tata Motors Ltd.	Vehicle financing business (office/ residential)
Outside India
Singapore	Tata Precision Industries Pte. Ltd.	Precision equipment and computer and peripherals warehousing
	Tata Technologies Pte Ltd	Software consultancy and services
Republic of Korea	Tata Daewoo Commercial Vehicle Co. Ltd.	Automotive vehicles, components & Research &Development, Spare parts and warehousing
Thailand	Tata Motors (Thailand) Ltd.	Pick-up trucks
	Tata Technologies (Thailand) Ltd	Software consultancy and services
United Kingdom	Tata Motors European Technical Centre	Engineering consultancy and services
	INCAT International PLC & Tata Technologies Europe Ltd	Software consultancy and services
United Kingdom	Jaguar Land Rover
- Solihull	Jaguar Land Rover	Automotive vehicles & components
- Castle Bromwich	Jaguar	Automotive vehicles & components
- Halewood	Jaguar Land Rover	Automotive vehicles & components
- Gaydon	Jaguar Land Rover	Headquarters and Product Development
- Whitley	Jaguar Land Rover	Product Development
Spain	Tata Hispano Motors Carrocera S.A.	Bus Body Manufacturing and service
Morocco	Tata Hispano Motors Carrocerries Maghreb.	Bus Body Manufacturing and service
Norway	Miljobil Grenland AS	Engineering consultancy and services

Rest of the world	Tata Technologies Group of Companies	Software consultancy and services
	Jaguar Land Rover	National sales companies
Regional sales offices

(1)	Land at these locations have been taken under operating lease.
(2)	Some of the facilities are under operating lease and some are owned.

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

        Property, plant and equipment as of March 31, 2011 includes buildings located in the State of West Bengal in India for the purposes of manufacturing automobiles of Rs.3,098.8 million. Consequent to the decision to relocate and construct a similar manufacturing facility at another location, the management is in the process of evaluating several options, under all of which no adjustment to the carrying amount of the buildings is considered necessary.

On June 21, 2011, the newly elected Government of West Bengal enacted a legislation to expropriate the assets described in the preceding paragraph. The legislation also contains the process for claim of compensation by us. We have challenged the legal validity of the legislation including the process of compensation in the Court of Law, the outcome of which is pending as of the date of this annual report.

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

A. Operating Results.

All financial information discussed in this section is derived from our financial statements included in this Annual Report on Form 20-F, which has been prepared in accordance with International Financial Reporting Standards as issued by International Accounting Standards Board.

Overview

In Fiscal 2011, our total revenue (net of excise duties) including finance revenues increased by 33.0 % to Rs.1,232,134 million from Rs. 926,263 million in Fiscal 2010. We recorded a net income (excluding the share of loss attributable to non-controlling interest) of Rs.73,402 million and Rs. 38,029 million in Fiscal 2011 and 2010 respectively, representing an increase of 93.0 % or Rs. 35,373 million, over Fiscal 2010.

Automotive operations.

Automotive operations are our most significant segment, accounting for 99.3 % and 97.0 % for Fiscal 2011 and 2010 respectively, of our total revenues. For Fiscal 2011, revenue from automotive operations before inter segment eliminations was Rs.1,223,547 million as compared to Rs. 897,970 for Fiscal 2010.

Our automotive operations include:

•	All activities relating to development, design, manufacture, assembly and sale of vehicles as well as related spare parts and accessories;

•	Distribution and service of vehicles; and

•	Financing of our vehicles in certain markets.

Our automotive operations are further divided into Tata and other brand vehicles / spares and financing thereof, and the Jaguar Land Rover business. For Fiscal 2011, Jaguar Land Rover contributed 57.0 % of our total automotive revenue and the remaining Rs. 526,847 million (43.0% of total) was contributed by Tata and other brand vehicles.

Tata and other brands vehicles (including spares and financing thereof)

In Fiscal 2011 the Indian economy continued to record robust growth at an estimated 8.6% over Fiscal 2010. This growth has been driven by growth in the agricultural sector (5.4%), industrial sector (8.1%) and services sector (9.6%). The growth rate in the first half of the fiscal year was higher and moderated in the second half. The year also witnessed an inflationary trend. The RBI implemented monetary policy changes to counter the inflation which resulted in an increase in lending interest rates by the banks and financial institutions. This progressively impacted the business sentiment through the year. The second half of the fiscal year also saw a drop in the Index for Industrial Production (IIP) as industrial activity was affected. Our vehicle sales increased by 23.6% to 835,469 units in Fiscal 2011 from 675,761 units in Fiscal 2010, resulting in a revenue (before inter-segment elimination) increase of 29.3% to Rs. 526,847 million in Fiscal 2011, compared to Rs.407,594 million in Fiscal 2010.

Sale of our commercial vehicles in India increased by 21.2% to 447,299 units in Fiscal 2011 from 368,996 units in Fiscal 2010, our highest ever sales in the domestic commercial vehicle market. We launched variants of its products tailored to specific market segments. like the Construck range off the Prima platform. We upgraded the entire commercial vehicles product range to comply with the Bharat Stage III emission norms with effect from October 1, 2010. From April 1, 2010, India migrated its emission norms to Bharat Stage IV (equivalent to Euro IV) for four-wheelers in 13 cities and implemented Bharat Stage III (equivalent to Euro III) in the rest of the country with effect from October 1, 2010.

In the domestic market, the M&HCV category grew by 10.8% supported by strong growth in the Indian economy. The light commercial vehicles category grew by 29.0% in Fiscal 2011, largely aided by the growth/demand for small commercial vehicles. We also improved Light commercial vehicles volume performance in the pickup segment realizing sales of 311,167 units, an increase of 35.9% over 228,987 units sold in Fiscal 2010 . The sales of the Tata Ace continued to increase in its fifth year of introduction. We also have launched a portfolio of variants on the popular Ace platform such as the Ace EX and Super Ace, Ace Zip and passenger applications such as the Magic Iris.

Our passenger vehicle sales in India increased by 20.7% to 314,907 units in Fiscal 2011 from 260,882 units in Fiscal 2010. We launched a variety of new products and variants in the year like the Indica e-V2 and Indigo-eCS, which are expected to have leading fuel efficiencies in respective segments. We inaugurated the Sanand plant for the production of the Nano in June 2010 and ramped up production to sell 63,590 Nano cars in Fiscal 2011, a growth of 112.6% over 29,908 units in Fiscal 2010. We continued to increase the sales of the Indigo Manza through the year. With the launch of the Indigo eCS powered by the CRAIL engine and a segment leading fuel efficiency of 23.30 km per liter, our market share in this segment increased to 25.7%.

In the UV category, we sold 52,774 units in Fiscal 2011, representing an increase of 52.9% from 34,514 units in Fiscal 2010, we also introduced a Multi Purpose Vehicle (MPV), the Venture, and the first Indian crossover the Aria, in the UV segment which aided the increase in sales in this segment.

Our overall sales in international markets increased by 59.7% to 73,263 units in Fiscal 2011 as compared to 45,883 units in Fiscal 2010. Our exports of vehicles manufactured in India increased significantly by 70.1% in Fiscal 2011 to 57,982 units from 34,088 units in Fiscal 2010, resulting from improved global macro economic indicators in certain markets.

TDCV recorded a 2.9% decline in its overall vehicle sales to 8,745 units in Fiscal 2011 from 9,011 units in Fiscal 2010. TDCV’s performance was adversely impacted by severe slowdown in its main export markets. The company exported 3,002 units in Fiscal 2011 compared to 3,658 units in Fiscal 2010, a decline of 17.9%. In the South Korean market, TDCV’s market share declined to 23.2% in Fiscal 2011 from 26.1% in Fiscal 2010 in the M&HCV category, largely due to financial instability of its sole distributor Daewoo Motor Sales Corporation, or DMSC in the first half of the year. TDCV launched its wholly owned sales and distribution company – Tata Daewoo Sales Company, or TDSC, during the year to act as its sole distributor in domestic market. Following the stability of operations of TDSC, the sales and market shares of TDCV gradually improved during Fiscal 2011.

Revenue from our vehicle financing operations increased by 2.0% to Rs. 22,232 million in Fiscal 2011 as compared to Fiscal 2010.

Earnings before other income, interest and tax before inter-segment eliminations from Tata and other brand vehicles/spares and financing thereof increased by 4.6% to Rs. 48,916 million in Fiscal 2011, compared to Rs.46,756 million in Fiscal 2010. The profitability was mainly impacted by lower operating margins on account of increases in input costs and increases in fixed market costs.

Automotive operations - Jaguar Land Rover

In Fiscal 2011, the external environment for JLR continued to improve compared to Fiscal 2010, with favourable GDP growth in key markets, particularly China and Russia, driving increased demand for premium products. JLR continued to benefit from favourable exchange rates, particularly the US$ and the Euro throughout the year. There were still concerns around some of the European markets where a lack of confidence and sovereign debt crises affected the external economic environment. Jaguar Land Rover results reflect strong sales growth together with margin improvement actions and favorable foreign exchange. Wholesale volumes for Fiscal 2011 were 243,345 units compared to 193,841 units in Fiscal 2010 representing an increase of 25.5%. The financial results of the Jaguar Land Rover business show significant improvement over Fiscal 2010.

Wholesale volumes for Jaguar in Fiscal 2011 were 52,955 units representing an increase of 11.6 % as compared to 47,459 units sold in Fiscal 2010. Wholesale volumes for Land Rover in Fiscal 2011 were 190,390 units representing an increase of 30.1% over sales of 146,382 units in Fiscal 2010.

On a retail basis, retail volumes for Fiscal 2011 totaled 58,134 units in the UK, while retail volumes in North America totaled 50,280 units in Fiscal 2011. Retail in China continued to be strong across all products with retail volumes of 28,893 units in Fiscal 2011 as compared to 17,004 units. Retail in Russia totaled to 11,689 units, showed an increase of 32.4% in Fiscal 2011.

Revenues (before inter-segment eliminations) for the Jaguar Land Rover were Rs.699,754 million for Fiscal 2011 compared to Rs. 491,261million for Fiscal 2010 representing a 42.4% increase over Fiscal 2010. For Fiscal 2011, the Jaguar Land Rover business reported a profit of Rs. 75,673 million as compared to a profit of Rs. 878 million for Fiscal 2010 before other income, interest, and tax. The increase in reported profits is attributable to an increase in sales volumes particularly in Russia and China, improved model and market mix and improvement in operations through profitable margin growth.

Other Operations

Other operations comprise primarily of activities relating to providing engineering solutions and software operations. Our revenue from other operations before inter segment eliminations was Rs.14,916 million in Fiscal 2011, a decline of 55.5 % from Rs. 33,483 million in Fiscal 2010. Income from other operations for Fiscal 2010 included income from our construction equipments operations, Telco Construction Equipment Co. Ltd (Telcon). In March 2010, we sold a portion of our controlling interest in Telcon. Revenues from other operations represented 1.2% and 3.6% of our total revenues, before inter-segment eliminations, in Fiscal 2011 and 2010 respectively. Earnings before other income, interest and tax were Rs.1,487 million and Rs.1,265 million before inter-segment eliminations in Fiscal 2011 and 2010 respectively.

Geographical breakdown

We have pursued a strategy to increase exports of Tata and other brand vehicles to new and existing markets. Jaguar Land Rover have significantly contributed to the increase of presence in major international markets. Improved sentiments and strong product positioning of JLR products have enabled us to increase our presence in international markets. The performance of our subsidiary in South Korea, TDCV and successful operations of INCAT and its subsidiaries following acquisitions by TTL facilitated a significant increase in our sales to international markets. TDCV’s major export markets are Algeria, Colombia, Vietnam, and countries in the Middle East. Following the acquisition of the Jaguar Land Rover business in Fiscal 2009, the proportion of our net sales earned from markets outside of India has increased significantly to 62.3% and 58.9% for Fiscal 2011 and Fiscal 2010 respectively.

The following table sets forth our revenue from our key geographical markets:

	Fiscal 2011		Fiscal 2010		Fiscal 2009
Revenue	Rs. in million	Percentage	Rs. in million	Percentage	Rs. in million	Percentage
India	464,676	37.7%	380,846	41.1%	272,889	37.8%
United Kingdom	136,906	11.1%	116,646	12.6%	167,605	23.2%
United States of America	147,428	12.0%	100,018	10.8%	60,070	8.3%
China	116,459	9.4%	47,808	5.2%	20,218	2.8%
Rest of Europe	150,148	12.2%	131,358	14.2%	91,071	12.6%
Rest of the World	216,517	17.6%	149,587	16.1%	110,953	15.3%

Total	1,232,134		926,263		722,806

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

•

Environmental Regulations. There has been a greater emphasis on raising emission and safety standards for the automobile industry by governments in the various countries in which we operate. Compliance with these norms will have a significant bearing on the costs and product life cycles in the automotive industry. For further details with respect to these regulations, please see Item 4.B “ — Business Overview — Government Regulations — Emission and Safety”.

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

Results of operations

The following table sets forth selected items from our consolidated statements of income for the periods indicated and shows these items as a percentage of total revenues:

	Percentage of Total Revenue					Percentage Change
	Fiscal 2011		Fiscal 2010		Fiscal 2009	2010 to 2011	2009 to 2010
Total Revenues	100%		100%		100%	33.0	28.1
Raw materials and Purchase of product for sale (including change in stock)	64.6		66.8		67.6	28.7	26.6
Employee Cost	7.5		9.5		10.4	4.9	16.9
Other expenses	18.9		19.5		24.3	28.6	3.0
Depreciation and Amortization	3.5		4.0		3.9	18.6	30.7
Expenditure capitalised	-4.7		-5.0		-6.3	24.7	1.6
Gain on sale of controlling equity interest in subsidiary	—		-3.0		-0.2	-100.0	1862.4
Other (income)/ loss (net)*	0.7		—	**	-2.0	1863.2	102.9
Interest Income	-0.3		-0.3		-0.4	42.8	-17.0
Interest expense (net)	3.0		4.4		4.7	-8.8	18.0
Foreign exchange (gain) / loss (net)	-0.3		-1.7		6.7	-80.7	-133.3
Excess of fair value of net assets acquired over cost of acquisition	—		—		-0.9	—	—
Share of (profit) / loss of equity accounted investees	—	**	0.1		0.5	-62.7	-64.5
Net income /(loss) before tax	7.1		5.7		-8.3	65.3	-187.4
Income tax expense	1.0		1.6		0.1	-13.4	1654.7
Net income /(loss)	6.1		4.1		-8.4	96.2	-161.8
Net income / (loss) attributable to shareholders of Tata Motors Limited	6.1		4.1		-8.3	93.0	-163.2
Net income / (loss) attributable to non-controlling interests	—	**	—	**	-0.1	-177.5	-29.1

*	Includes gain on sale of available for sale securities and gain on sale of equity interest in subsidiary companies with respect to Fiscal 2009.
**	Less than 0.1

The following table sets forth selected data regarding our automotive operations (Tata and other brand vehicles including financing thereof and Jaguar Land Rover) for the periods indicated and the percentage change from period to period. (before inter-segment eliminations).

				Percentage Change
	Fiscal 2011	Fiscal 2010	Fiscal 2009	2010 to 2011	2009 to 2010
Total Revenues (Rs.Millions)	1,223,547	897,970	691,778	36.3	29.8
Earnings/(loss) before other income, interest and tax (Rs.Millions)	124,419	47,537	(1,665)	161.7	-2955.1
Earnings/(loss) before other income, interest and tax (%)	10.2%	5.3%	(0.2)%

The following table sets forth selected data regarding our other operations for the periods indicated and the percentage change from period to period. (before inter-segment eliminations).

				Percentage Change
	Fiscal 2011	Fiscal 2010	Fiscal 2009	2010 to 2011	2009 to 2010
Total Revenues (Rs.Millions)	14,916	33,483	35,434	-55.5	-5.5
Earnings/(loss) before other income, interest and tax (Rs.Millions)	1,487	1,265	2,534	17.6	-50.1
Earnings/(loss) before other income, interest and tax (%)	10.0%	3.8%	7.2%

Fiscal 2011 Compared to Fiscal 2010

Revenues.

Our total consolidated revenues (net of excise duty, where applicable) including finance revenues were Rs. 1,232,134 million in Fiscal 2011, an increase of Rs. 305,871 million or 33.0%, from Rs. 926,263 million in Fiscal 2010. The growth was driven by an increase in total vehicle volumes of 24.1%, improved realization per vehicle, and continued growth in our vehicle financing activity which resulted in a 36.3% increase in revenues from automotive operations.

Revenues from the domestic market (India) for Fiscal 2011 increased by 22.0 % to Rs. 464,676 million in Fiscal 2011 from Rs. 380,846 million in Fiscal 2010. Revenues from markets outside India increased by 40.7% to Rs. 767,458 million in Fiscal 2011 from Rs. 545,417 million in Fiscal 2010. The revenues from markets outside India are mainly attributable to our Jaguar Land Rover business.

The following is a discussion of our revenues for each of our business segments.

Revenues from Automotive Operations.

Automotive operations constitute the largest proportion of our total revenues. Revenues from automotive operations (before inter-segment elimination) increased by Rs. 325,577 million to Rs. 1,223,547 million, or 36.3% from Rs. 897,970 million in Fiscal 2010.

This increase was primarily due to:

•	a 21.0% increase in vehicle unit sales in India;

•	a 31.7% increase in sales of vehicles outside of India;

•	an increase in spares and after sales activity; and

•	a 2.0% increase in automotive financing revenues.

Revenue for the Jaguar Land Rover business increased by 42.4% to Rs. 699,754 million. The increase is attributable to an increase in sales volumes particularly in Russia and China.

Revenues from Other Operations

Revenues (net of excise duty, where applicable) from other operations were Rs.14,916 million in Fiscal 2011, a decline of 55.5% from Rs. 33,483 million in Fiscal 2010. On March 30, 2010, we sold controlling interest in our construction equipment subsidiary, Telco Construction Equipment Co. Ltd (Telcon), and revenues from other operations for Fiscal 2011 do not include revenues from Telcon. Revenues from other operations represent 1.2% and 3.6% of our total revenues, before inter-segment eliminations, in Fiscal 2011 and 2010, respectively.

Cost and Expenses

Raw Materials and Purchase of Products for Sale (including change in stock): Raw material costs as a percentage of revenues (excluding finance revenues) declined to 65.8% in Fiscal 2011 as compared to 68.4% in Fiscal 2010, due to our cost reduction initiatives, improved product mix, better price realization. Raw material costs for Fiscal 2011 were Rs. 796,224 million compared to Rs. 618,705 million in Fiscal 2010, reflecting an increase of Rs.177,519 or 28.7% from Fiscal 2010. The increase is mainly attributable to an increase in vehicle volumes.

Employee Cost: Our employee cost was Rs. 92,250 million in Fiscal 2011 as compared to Rs. 87,945 million in Fiscal 2010 .The increase in our employee cost mainly relates to increases on account of normal yearly increases in compensation, performance payments and wage revisions and partly on account of increased volumes. However, our employee cost as a percentage of total revenues reduced to 7.5% in Fiscal 2011 from 9.5% in Fiscal 2010.

Other Expenses: Other expenses increased by 28.6% to Rs. 232,342 million in Fiscal 2011 from Rs. 180,808 million in Fiscal 2010. The increase mainly relates to increase in volumes. Despite inflation, we were able to contain costs through continued focus on cost reduction .As a percentage of total revenues these expenses represented 18.9 % in Fiscal 2011 compared to 19.5% in Fiscal 2010. The major components of expenses are as follows:

	Year ended March 31,		Increase/ (Decrease)
	2011	2010
	(Rs. in millions)
Freight and Transportation expenses	30,886	25,065	5,821
Works Operation and Other Expenses	76,801	58,606	18,195
Publicity	40,453	29,354	11,099
Allowance for trade and other receivables, and finance receivables	5,972	6,510	(538)
Warranty and product liability expenses	29,334	22,524	6,810

i)	The increase in freight and transportation expenses mainly relate to volumes and increases in freight rates.

ii)	Our Works Operation and Other Expenses represented 6.2% and 6.3% of total revenue for Fiscal 2011 and 2010 respectively.

iii)	The increase in publicity related expenses mainly relate to new product introduction campaigns for the Nano, Prima and New Jaguar XJ brands.

iv)	The increase in warranty expenses is consistent with the increase in volumes.

Expenditure capitalised: These represent employee costs, store and other manufacturing supplies and other works expenses incurred mainly towards product development projects and also includes costs attributable to internally constructed capital items. The increase reflects expenditure on new products and other major product development plans.

Depreciation and Amortization: Our depreciation and amortization cost increased by 18.6% to Rs. 43,446 million in Fiscal 2011, compared to Rs. 36,637 million in Fiscal 2010. The increase in depreciation expenses is on account of additions to fixed assets towards plant and facilities for expansion and new products, mainly production facility at Sanand. The increase in amortization of product development cost consequent to commencement of commercial production of new products mainly Aria, Prima, Nano, New XJ and impact of products introduced in earlier years.

Other income (net): The net loss was Rs. 8,218 million in Fiscal 2011 as compared to Rs. 419 million in Fiscal 2010. During Fiscal 2011, there was a loss on fair value of conversion option of Rs. 13,850 million (Rs. 11,174 million for Fiscal 2010). Further the profit from sale of investment was lower at Rs. 167 million in Fiscal 2011 as compared to Rs. 7,023 million in Fiscal 2010.

Interest expense (net): Our interest expense (net of interest capitalized) decreased by 8.8% to Rs. 36,854 million in Fiscal 2011, compared to Rs. 40,396 million in Fiscal 2010. As a percentage of total revenues, interest expenses represented 3.0% in Fiscal 2011 compared to 4.4% in Fiscal 2010. The decrease represents:

i.	Lower borrowing cost at JLR consequent to strong improvement in operations

ii.	Substitution of borrowed fund through issue of equity. In Fiscal 2011 we raised Rs. 32,498 (net of issue expenses) million by way of issue of shares through QIP.

iii.	Reduction in borrowing rates.

iv.	Borrowings pertaining to FCCN has come down due to conversion into equity shares of Rs. 28,212 million.

Foreign exchange (gain)/loss (net): We had a foreign exchange gain of Rs.3,090 million in Fiscal 2011, compared to Rs. 16,045 million in Fiscal 2010. A significant portion of the exchange gain in the Fiscal 2010 reflect (a) exchange gain on foreign currency borrowing and (b) notional exchange gain on year end valuation of foreign currency borrowings.

i.	There has been a reduction in overall marginal tax rates applicable to entities in Fiscal 2011 to 27.8% from 32.6% in Fiscal 2010.

ii.	Higher tax benefit on research and product development cost – tax effect of Rs. 5,584 million for Fiscal 2011 as compared to Rs 3,869 million for Fiscal 2010.

iii.	In Fiscal 2011, unrecognized tax losses of previous years utilised was Rs. 7,617 million against Rs. Nil in Fiscal 2010 and in Fiscal 2011, credit was recognised of deferred tax on property, plant and equipment which was not previously recognised of Rs. 9,453 million.

iv.	In respect of losses for which deferred tax assets was not recognised due to uncertainty of realization is Rs. 580 million in Fiscal 2011 as against Rs 2,045 million in Fiscal 2010.

v.	The above reductions were partly off-set by;

a.	gain (net) on sale of investments (including equity interest in subsidiaries), which is subject to lower tax rate or not liable to tax, was Rs.2 million in Fiscal 2011 as compared to Rs. 5,285 million in Fiscal 2010.

b.	tax treatment of certain foreign currency gains/losses; increase in tax Rs 1,344 million.

c.	items considered as inadmissible on account of interest, loss on conversion option and other expenses; net increase in tax Rs. 1,716 million.

d.	increase in tax on undistributed earnings of subsidiaries and associates, increase of Rs. 1,489 million.

e.	effect of lower tax rate on fair valuation of retained equity interest , was Rs. Nil in Fiscal 2011 against Rs. 2,030 million in Fiscal 2010.

For further details refer note 16 to our consolidated financial statements.

Non-controlling Interests in Consolidated Subsidiaries and Share of profit of equity accounted investees, net of tax: In Fiscal 2011 our share of non-controlling interest reflected a gain of Rs. 347 million, as compared to loss of Rs. 448 million in Fiscal 2010, primarily due to increased profitability of our subsidiaries.

Net Income/Loss

Our consolidated net income for Fiscal 2011 excluding our non-controlling share was Rs. 73,402 million, compared to Rs. 38,029 million in Fiscal 2010. Net income as a percentage of total revenues increased to 6.1% in Fiscal 2011 from 4.1% to total revenues in Fiscal 2010. This increase was the result of the following factors:

•	A 24.1% increase in vehicle unit sales in Fiscal 2011 compared to Fiscal 2010, resulting in a 33.0% increase in revenues and better product mix;

•	a decrease in raw material cost as a proportion to our total revenues (excluding finance revenues) from 68.4% in Fiscal 2010 to 65.8% in Fiscal 2011;

•	Overall reduction in other cost through volume leverage and cost management;

•	a decrease in interest expenses; and

•	Lower income tax expense

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

Revenues from the domestic market (India) for Fiscal 2010 increased by 39.6 % to Rs. 380,846 million in Fiscal 2010 from Rs.272,889 million in Fiscal 2009. Revenues from markets outside India increased by 21.2% to Rs.545,417 million in Fiscal 2010 from Rs.449,917 million in Fiscal 2009. The revenues from markets outside India mainly relate to Jaguar Land Rover.

The following is a discussion of our revenues for each of our business segments.

Revenues from Automotive Operations.

Automotive operations constitute the largest proportion of our total revenues. Revenues from automotive operations (before inter-segment elimination) increased by Rs.206,192 million to Rs. 897,970 million, or 29.8% from Rs. 691,778 million in Fiscal 2009.

This increase was primarily due to:

•	a 36.4% increase in vehicle unit sales in India;

•	a 13.7% increase in sales of vehicles outside of India;

•	an increase in spares and after sales activity; and

•	a 8.1% increase in automotive financing revenues.

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

Cost and Expenses

Raw Materials and Purchase of Products for Sale (including change in stock): Raw material costs as a percentage of revenues (excluding finance revenues) declined to 68.4% in Fiscal 2010 as compared to 69.6% in Fiscal 2009, due to our cost reduction initiatives, improved product mix, better price realization. Raw material costs for Fiscal 2010 were Rs. 618,705 million compared to Rs. 488,733 million in Fiscal 2009, reflecting an increase of Rs.129,972 or 26.6% from Fiscal 2009. The increase is mainly attributable to an increase in vehicle volumes.

Employee Cost: Our employee cost increased by 16.9% to Rs. 87,945 million in Fiscal 2010 from Rs.75,200 million in Fiscal 2009. The increase in our employee cost and of our subsidiaries (excluding the Jaguar Land Rover business) mainly relates to increases on account of normal yearly increases in compensation, performance payments and wage revisions. The Jaguar Land Rover business constitutes a major portion of our employee cost. The increase reflects impact on account of compensation structure at Jaguar Land Rover as the comparative figure for Fiscal 2009 is for a period June 2, 2008 to March 31, 2009. Further, increase also relates to increased pension costs on account revisions in actuarial and other assumptions. However, our employee cost as a percentage to total revenues reduced to 9.5% in Fiscal 2010 from 10.4% in Fiscal 2009.

Other Expenses: Other expenses increased to Rs. 180,808 million in Fiscal 2010 from Rs. 175,614 million in Fiscal 2009. As a percentage of revenue these represented 19.5 % in Fiscal 2010 compared to 24.3% in Fiscal 2009. The major components of expenses are as follows:

	Year ended March 31,		Increase/ (Decrease)
	2010	2009
	(Rs. in millions)
Freight and Transportation expenses	25,065	24,129	936
Works Operation and Other Expenses	58,606	62,055	(3,499)
Publicity	29,354	26,154	3,200
Allowance for trade and other receivables, and finance receivables	6,510	8,525	(2,015)
Warranty and product liability expenses	22,524	23,862	(1,338)

i)	The increase in other expenses was mainly due to the change in composition and differences in cost structure following our acquisition of Jaguar Land Rover since the figures for the Fiscal 2009 are for a period June 2, 2008 to March 31, 2009.

ii)	The increase in freight and transportation expenses mainly relate to volumes and increases in freight rates.

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

Non-controlling Interests in Consolidated Subsidiaries and Share of profit of equity accounted investees, net of tax: In Fiscal 2010, share of non-controlling interest was a loss of Rs. 448 million, as compared to loss of Rs. 632 million in Fiscal 2009. This is on account of decreased profitability of our subsidiaries and due to change in accounting policy during the year for allocation of total comprehensive income/losses. Refer Note 2 (v) to our consolidated financial statements.

Net Income/Loss

Our consolidated net income for Fiscal 2010 excluding our non-controlling share was Rs. 38,029 million, compared to net loss of Rs. 60,142 million in Fiscal 2009. Net income as a percentage of total revenues increased to 4.1% in Fiscal 2010 from net loss of 8.3% to total revenues in Fiscal 2009. This increase was the result of the following factors:

•	A 29.3% increase in vehicle unit sales in Fiscal 2010 compared to Fiscal 2009, resulting to 28.1% increase in revenues and better product mix;

•	a gain on sale of controlling equity interest in subsidiary and further gain from fair valuation of retained interest in Telcon;

•	a gain on account of exchange fluctuation;

•	a decrease in raw material cost as a proportion to our total revenues (excluding finance revenues) from 69.6% to 68.4%; and

•	a reduction in other expenses

Recent Accounting Pronouncements

Please refer to Note 2 (w) to our Consolidated Financial Statements for adopted and yet to be adopted accounting pronouncements as of March 31, 2011.

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

Property, plant and equipment

Property, plant and equipment as of March 31, 2011 includes buildings located in the State of West Bengal in India for the purposes of manufacturing automobiles of Rs.3,098.8 million. Consequent to the decision to relocate and construct a similar manufacturing facility at another location, the management is in the process of evaluating several options, under all of which no adjustment to the carrying amount of the buildings is considered necessary (Refer note 11 (3) to our consolidated financial statements).

B. Liquidity and Capital Resources

We finance our capital requirements through cash generated from operation, debt, and equity. We also raise funds through sale of investments including divestment in stakes of subsidiaries on a selective basis. As of March 31, 2011, our borrowings (including short term debt) were Rs. 387,462 million compared with Rs.423,152 million as on March 31, 2010. For our loan maturity profile, see “— Liabilities and Sources of Financing”.

We believe that we have sufficient resources available to us to meet our planned capital requirements. However, our sources of funding could be adversely affected by an economic slowdown or other macroeconomic factors in India and abroad, which are beyond our control. A decrease in the demand for our products and services could lead to an inability to obtain funds from external sources on acceptable terms or in a timely manner.

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

In October 2010, we raised funds aggregating Rs. 33,510 million by an issue of 3,21,65,000 ‘A’ Ordinary Shares at a price of Rs. 764/- per share and 83,20,300 Ordinary Shares at a price of Rs.1,074/- per share to Qualified Institutional Buyers (‘QIBs’), under a qualified institutional placement. This milestone in the financing strategy enabled reduce risks by further de-leveraging.

During the Fiscal 2011 the noteholders exercised the option and FCCN of Rs. 13,403 million were converted in equity.

Additionally during Fiscal 2010 we concluded the arrangement of facilities from third parties for working capital requirements at Jaguar Land Rover which was acquired in Fiscal 2009 on a cash free debt free basis. Jaguar Land Rover has also availed of an 8 year amortizing loan of GBP338 million from the European Investment bank, guaranteed by commercial banks and the loan was granted under the European Clean Transport Facility. The loan will be used for product development programs aimed at lowering CO2 emissions.

While global credit markets witnessed an improvement in liquidity and risk aversion, following the exceptional circumstances of Fiscal 2009, the recent events of the European sovereign debt crisis presents a continued element of uncertainty. Our strategy is aimed at ensuring that we have sufficient funding available with high degree of certainty throughout the business cycle. We have set up plans for aggressive cost reduction to improve generation of operating cash and also raising of funds through a combination of capital market intervention and divestment of investments.

Subsequent to March 31, 2011, Jaguar Land Rover Plc. (JLR), subsidiary of the Company has issued GBP 1,000 million equivalent Senior Notes (Notes). The Notes issued includes GBP 500 million Senior Notes due 2018 at a coupon of 8.125% per annum, USD 410 million Senior Notes due 2018 at a coupon of 7.75% per annum and USD 410 million Senior Notes due 2021 at a coupon of 8.125% per annum. The proceeds will be used to refinance existing debt and for general corporate purposes.

Cash Flow Data

The following table sets forth selected items from our consolidated statements of cash flows for the periods indicated and shows the percentage change between periods.

	Rs. in million			Percentage change
	2011	2010	2009	2010 to 2011	2009 to 2010
Net Cash provided by Operating Activities:	141,976	128,365	25,194	10.6%	409.5%
Net income/ (loss) after tax	73,749	37,581	(60,774)
Adjustments to net income/ (loss) after tax	109,630	64,743	90,102
Changes in Operating Assets and Liabilities	(27,510)	38,365	1,535
Income tax paid	(13,893)	(12,324)	(5,668)
Net Cash used in Investing Activities	(74,988)	(75,981)	(162,380)	1.3%	53.2%
Purchase of Property, Plant and Equipment and Intangible Assets (Net)	(81,714)	(81,404)	(88,857)
Net Investment, short term deposit , margin money and loans given	2,339	(8,327)	7,381
Proceeds from sale of controlling/ equity ownership interest in subsidiary, net of cash	—	11,145	1,379
Acquisitions	(119)	(426)	(98,644)
Realization (deposit) of foreign currency deposit with bank	—	—	11,338
Dividend and Interest received	4,506	3,031	5,023
Net Cash provided/ (used in) Financing Activities	(42,999)	(5,966)	155,437	-620.8%	-103.8%
Equity issuance ( net of issue expenses)	32,479	17,231	41,097
Proceeds from issue of shares by a subsidiary to non-controlling shareholders	58	542	3

	Rs. in million			Percentage change
	2011	2010	2009	2010 to 2011	2009 to 2010
Dividends paid (including to non-controlling shareholders of subsidiaries)	(10,230)	(3,652)	(7,492)
Purchase of additional equity interest in a subsidiary	—	(137)	—
Interest paid	(33,967)	(34,842)	(32,047)
Net borrowings (net of debt issuance cost)	(31,339)	14,892	153,876
Net change in cash and cash equivalents	23,989	46,418	18,251	-48.3%	154.3%
Effect of foreign exchange on cash flows	3,219	(5,782)	(6,840)
Cash and cash equivalents, beginning of the year	63,463	22,827	11,416
Cash and cash equivalents, end of the year	90,671	63,463	22,827

See consolidated statement of cash flows on Pages F-8 to F-11 for details.

2011 compared to 2010

Net cash provided by operating activities was Rs. 141,976 million and Rs. 128,365 million in Fiscal 2011 and 2010 respectively. Our net income as adjusted for non-cash and other items increased to Rs. 183,379 million in Fiscal 2011 from Rs. 102,324 million in Fiscal 2010. This reflects a strong growth in revenue and profitability in Fiscal 2011.

There was net change in operating assets and liabilities of Rs. 27,510 million in Fiscal 2011 resulting cash outflow, mainly due to increase in working capital consequent to improved volumes. In Fiscal 2010 there was a cash inflow on this account of Rs. 38,365 million.

•	There was increase in inventory of Rs. 27,570 million , which relates to volume growth in Fiscal 2011 ( Rs. 15,855 million increase in Fiscal 2010).

•

During Fiscal 2010, net trade receivables/ finance receivables had increased by Rs. 18,699 million which was offset by net increase in accounts payables, acceptances and other current assets of Rs. 60,561 million.

Net cash used in investing activities was Rs. 74,988 million in Fiscal 2011 as compared to Rs. 75,981 million in Fiscal 2010.

•

Net cash used for purchase of Property, Plant and Equipment and Intangible Assets was Rs. 81,714 million for Fiscal 2011 against Rs. 81,404 million for Fiscal 2010. Our capital expenditure relates mostly to capacity expansion, introduction of new products, product development costs for proposed / new product launches as well as on quality and reliability improvement projects.

•

In Fiscal 2010, Rs. 11,145 million were realized from the sale of 20% of the shares in our subsidiary (Telcon) and we sold available for sale investments, which released Rs.10,057 million, this mainly represent sale of our shares in Tata Steel.

•	In Fiscal 2011, we made purchase of available for sale and other investments of Rs. 1,471 million as against Rs. 9,896 million in Fiscal 2010.

Net cash outflow from financing activities was Rs. 42,999 million and Rs. 5,966 million for Fiscal 2011 and Fiscal 2010 respectively. The following are the major changes in financing during Fiscal 2011.

•

We raised Rs. 32,479 million by way of issue of shares through QIP issue (net of issue expenses) resulted in cash inflow. During Fiscal 2010 we had raised equity of Rs. 17,231 million through GDS issue.

•

Net repayment of short term borrowings was Rs. 25,925 million in Fiscal 2011 as compared to net Rs. 45,527 million in Fiscal 2010. Net repayment of long term borrowing was Rs. 5,414 million in Fiscal 2011 as compared to Rs. 60,418 million in Fiscal 2010. We have lowered our debt through substitution by equity and deployment of cash generated in operations.

•	We paid interest of Rs. 33,967 million. (Rs. 34,842 million in Fiscal 2010).

•	We paid dividend of Rs. 10,042 million. (Rs. 3,637 million in Fiscal 2010).

2010 compared to 2009

Our cash flow statement for Fiscal 2009 includes activities pertaining to acquired businesses of Jaguar Land Rover, Serviplem S.A and Comoplesa Lebrero S.A from the respective dates of acquisition and are not comparable to that extent with Fiscal 2010.

Net cash provided by operating activities was Rs. 128,365 million and Rs. 25,194 million in Fiscal 2010 and 2009 respectively. Our net income as adjusted for non-cash and other items increased to Rs. 102,324 million in Fiscal 2010 from Rs. 29,328 million in Fiscal 2009. This was largely due to a strong growth in revenue and profitability in Fiscal 2010.

There was net change in operating assets and liabilities of 38,365 million in Fiscal 2010 which has contributed to cash increase. For Fiscal 2009, there was a net cash decrease of Rs. 1,535 million.

•

In Fiscal 2010, the accounts payable and acceptances increased by Rs. 69,156 million, mainly due to increase in manufacturing activity and production volumes and the finance receivables lowered by Rs. 6,833 million primarily due to improvement in the processes relating to disbursement and collections. These changes contributed to cash increase.

•

The above increase in cash was partly offset by increase in the trade receivables and inventory of Rs. 25,532 million and Rs. 15,855 million in Fiscal 2010, the increase primarily relates to volume growth.

Net cash used in investing activities was Rs. 75,981 million in Fiscal 2010 as compared to Rs. 162,380 million in Fiscal 2009.

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

•

In Fiscal 2010, Rs. 11,145 million were realized from the sale of 20% of the shares in our subsidiary (Telcon) and we sold available for sale investments, which released Rs. 10,057 million, this mainly represent sale of our shares in Tata Steel. In Fiscal 2009 we sold investments, which released Rs. 16,125 million, these mainly represent sale of our shares in Tata Steel, TCS, Tata Teleservices.

•	In Fiscal 2010, we made purchase of available for sale investments of Rs. 9,896 million, mainly in mutual funds (classified as available for sale).

Net cash outflow from financing activities was Rs. 5,966 million for Fiscal 2010 and for Fiscal 2009 there was an inflow of Rs. 155,437. The following are the major changes in financing during Fiscal 2010.

•	Issue of equity through GDSs (net of issue expenses) resulted in cash inflow of Rs. 17,231 million. During Fiscal 2009, there was rights issue of shares of Rs. 41,097 million (net of issue expenses).

•

Net repayment of short term borrowings was Rs. 45,527 million in Fiscal 2010 as compared to net short term borrowing of Rs. 145,965 million in Fiscal 2009. In Fiscal 2009 the short term bridge of Rs. 127,223 million was raised, and Rs. 48,778 million was repaid during Fiscal 2009. In Fiscal 2010, Rs. 48,229 million was repaid and the tenure of the balance bridge loan was amended extending the final maturity by 18 months upto December 31, 2010. This bridge loan of Rs. 47,240 million has been fully repaid during Fiscal 2010.

•	We paid interest of Rs. 34,842 million.(Rs. 32,047 million in Fiscal 2009)

Balance Sheet Data

Total assets were Rs. 1,031,527 million and Rs. 908,410 million as of March 31, 2011 and 2010, respectively. The 13.6% increase of Rs. 123,117 million represents the following:

Our total current assets have increased by Rs. 68,827 million representing 18.7% increase as of March 31, 2011.

Cash and cash equivalents were Rs. 90,671 million, as of March 31, 2011 compared to Rs. 63,463 million as of March 31, 2010. We hold cash and cash equivalent in Indian Rupees, GBP, and Chinese Renminbi etc. It includes Rs. 15,766 million as of March 31, 2011 ( Rs. 2,233 million as of March 31, 2010) held by a subsidiary that operates in a country where exchange control restrictions prevent the balances being available for general use by Tata Motors Limited and other subsidiaries. In addition, short term deposits with banks increased to Rs. 7,735 million as of March 31,2011 from Rs. 4,187million as of March 31,2010, mainly due to unutilized proceeds of equity funding raised through our qualified institutional placement equity issuance.

As of March 31, 2011, we had Finance receivables including non-current portion (net of allowances for credit losses) of Rs. 146,328 million as compared to Rs.147,143 million as of March 31, 2010. For further detail see “— Finance Receivables”.

Trade Receivables (net of allowance for doubtful receivables) were Rs. 67,689 million as of March 31, 2011 representing a decrease of Rs. 2,481 million. The allowances for trade and other receivables was Rs. 2,963 million as of March 31, 2011 against Rs. 3,024 millions as of March 31, 2010. In certain markets trade receivables have gone up mainly due to volumes and delays in payment by government owned transport companies. This increase was offset by a substantial reduction in receivable relating to Jaguar Land Rover operations supported by strong growth in sales.

As of March 31, 2011, inventories stood at Rs. 139,548 million compared to Rs. 110,675 million as of March 31, 2010, The increase is driven by volumes. The increase in finished goods inventory was Rs. 28,873 million which was in line with the volume growth and in terms of number of days to sales, finished goods represented 28 inventory days in Fiscal 2011 sales as compared to 32 inventory days in Fiscal 2010.

Our investments (short and long term investments) have increased from Rs. 17,240 million as of March 31, 2010 to Rs. 18,885 million as of March 31, 2011, representing an increase of 9.5%. A part of the temporary surplus is invested in debt mutual funds, where there has been net increase of Rs. 581 million and our investment in unquoted shares have increased on a net basis by Rs. 1,144 million, which includes investment made in Tata Group companies of Rs.1,095 million.

Our other current assets increased from Rs. 32,800 million as of March 31, 2010 to Rs. 40,379 million as March 31, 2011. The increase is attributable to an increase in VAT, other taxes recoverable statutory deposits and other dues from government.

Our other financial assets including non-current financial assets decreased to Rs. 26,231 million as of March 2011 from Rs. 33,532 million as of March 31, 2010. Margin money and restricted deposits representing collateral provided in exchange of guarantees provided by banks for transfer of finance receivables have come down by Rs. 8,894 million and the reduction was partly offset by an increase in fair value of derivative financial instruments of Rs.3,580 million.

The income tax assets ( both current and non-current) were Rs. 9,139 million as of March 31, 2011 as compared to Rs. 7,690 million as of March 31, 2010.

The increase (net of depreciation and amortization) in the Property, Plant and Equipment and Intangible assets was Rs. 54,302 million as of March 31, 2011. The increase mainly represents our product development projects, establishment of new facility for Nano and other additions towards capacity and upgradation of new products.

Accounts payable and Acceptances were Rs. 278,513 million as of March 31, 2011 as compared to Rs.256,012 million as of March 31, 2010. The increase reflects the volume growth in Fiscal 2011.

The provisions (current and non-current) as of March 2011 and 2010 were Rs. 50,690 million and Rs 46,280 million respectively representing an increase of Rs. 4,410 million. The provision for warranty increased by Rs 5,133 million mainly on account of volume growth which was partly offset by reduction in provision for residual risk towards guarantee of re-purchase of vehicles and product liability.

Other liabilities (non-current) have increased to Rs. 21,685 million as of March 31, 2011 as compared to Rs.7,941million as of March 31, 2010. The increase was mainly attributable to an increase on account of actuarial valuation mainly due to change in mortality assumptions in respect of certain employee pension schemes employee defined obligations of Rs.13,815 million.

Total shareholders’ equity was Rs. 211,259 million and Rs. 102,223 million as of March 31, 2011 and 2010, respectively. During Fiscal 2011, we issued shares aggregating US$ 750 million, comprising ‘A’ Ordinary Shares aggregating US$ 550 million and Ordinary Shares aggregating US$ 200 million.

Consequently, we have allotted 32,165,000 ‘A’ Ordinary Shares at a price of Rs. 764 per ‘A’ Ordinary Share (including a premium of Rs. 754 per 'A' Ordinary Share) and 8,320,300 Ordinary Shares at a price of Rs.1,074 per Ordinary Share (including a premium of Rs.1,064 per Ordinary Share) resulting in increase in equity by Rs. 32,498 million.

During Fiscal 2011, 1% foreign currency convertible notes (USD) due 2011 converted into 4,134,763 equity shares. Zero coupon foreign currency convertible notes (JPY) due 2011 were converted into 11,929 equity shares. 4% foreign currency convertible notes (USD) due 2014 were converted into 19,423,734 equity shares, amounting to Rs 28,212 million (net of issue expenses of Rs. 18.7 million), thereby increasing equity.

Our reserves increased from Rs.4,224 million as of March 31, 2010 to Rs. 45,136 million as of March 31, 2011, mainly due to net income of Rs. 73,402 million for Fiscal 2011. We have accounted actuarial losses of Rs. 22,436 million in respect of pension obligations of certain subsidiary companies on account of change in mortality assumptions and restrictions of pension assets. We paid dividend of Rs. 10,053 million in Fiscal 2011.

Our other components of equity represented a loss of Rs .18,098 million as of March 31, 2011 against a loss of Rs. 25,249 million as of March 31, 2010.

Our total debt stood at Rs. 387,462 million as of March 31, 2011 as compared to Rs. 423,152 million as of March 31, 2010. Short term debt including the current portion of long-term debt was Rs. 185,991 million as of March 31, 2011 compared to Rs. 224,254 million as of March 31, 2010.

Our long-term debt, excluding the current portion, increased marginally by Rs. 2,574 million , to Rs. 201,471 million as of March 31, 2011 from Rs. 198,897 million as of March 31, 2010. However long term debt including the current portion decreased by Rs. 12,073 million to Rs. 255,318 million. The collateralized debt obligation decreased by Rs. 24,124 million as of March 31, 2011, due to repayments in Fiscal 2011. Foreign currency convertible notes (including fair value of conversion option) decreased by Rs. 11,627 million mainly due to conversion of FCCN. Further non convertible debentures increased by Rs. 7,077 million as of March 31, 2011 from Rs. 59,622 million as of March 31, 2010. Fixed deposits from public and shareholders (unsecured) and loan from banks/financial institution increased by Rs. 2,541 million and Rs. 15,431 million respectively. Certain loans from banks availed by some of the subsidiary companies carry covenants restricting repayment of intra group loans and payment of dividend.

Liabilities and Sources of Financing

We fund our short-term working capital requirements with cash generated from operations, overdraft facilities with banks, short and medium term borrowings from lending institutions, banks and commercial paper. The maturities of these short and medium term borrowings and debentures are generally matched to particular cash flow requirements. We had short-term borrowings (including the current portion of long-term debt) of Rs. 185,991 million and Rs. 224,254 million as of March 31, 2011 and 2010 respectively. We had unused short-term credit facilities of Rs. 149,946 million and Rs. 90,956 million as of March 31, 2011 and 2010, respectively. We have been successful in reducing the loans from banks and other short term borrowings by Rs. 38,263 million.

During the year the working capital limits from consortium banker have been increased to Rs. 120,000 million from previous working capital limits of Rs. 80,000 millions. The working capital limits are secured by hypothecation of existing current assets of the company viz. stock of raw material, stock in process, semi-finished goods, stores and spares not relating to plant and machinery (consumable stores and spares), bills receivables and book debts including vehicle finance receivable and all other moveable current assets except cash and bank balances, loans and advances of the company both present and future. The working capital limits are renewed annually.

On April 27, 2004, we had raised US$300 million (Rs.13,155.0 million at issue) by way of 1% convertible notes due in 2011, the US$ 2011 Notes. The noteholders had an option to convert these notes into Ordinary Shares or ADSs determined at an initial conversion price of Rs.780.40 per share at a fixed rate of conversion of Rs.43.85 per US$1.00, from and including June 7, 2004 to and including March 28, 2011. The conversion price of the notes was reset to a price of Rs.736.72 per share at a fixed rate of conversion of Rs.43.85 per US$1.00, on account of our rights issue in Fiscal 2009 and GDS issue in Fiscal 2010. Unless previously converted, redeemed or purchased and cancelled, these notes were due for redemption on April 27, 2011 at 121.781% of the principal amount. During Fiscal 2010, we offered to non-U.S. noteholders an option to convert their US$ 2011 Notes into Ordinary Shares during a limited offer period from March 23, 2010 to March 29, 2010. Noteholders, who did not participate, could continue with all the terms of their Notes as applicable prior to this limited period offer. During Fiscal 2010, as per the terms of invitation memorandum, noteholders could opt to receive shares at enhanced conversion terms. Noteholders representing 76.54% of the outstanding notes, or US$229.63 million principal amount, opted to convert their US$ 2011 Notes into Ordinary Shares. During Fiscal 2011, 69,468 US$ 2011 Notes were converted into 4,134,763 ordinary shares/ADS. The remaining 898 outstanding US$ 2011 Notes were redeemed at maturity on April 27, 2011.

On March 20, 2006, we issued JPY11,760 million (Rs.4,500.3 million) zero coupon convertible notes due in 2011, the JPY 2011 Notes. The noteholders had an option to convert these notes into Ordinary Shares or ADSs determined at an initial conversion price of Rs.1,001.39 per share with a fixed rate of exchange on conversion of Rs.1.00 per JPY2.66, from and including May 2, 2006 to and including February 19, 2011.

The conversion price of the notes was subsequently reset to a price of Rs.945.34 per share at a fixed rate of conversion of Rs.1.00 per JPY2.66, on account of our rights issue in Fiscal 2009 and GDS issue in Fiscal 2010. Further, we had a right to redeem in whole, but not in part, these notes at any time on or after March 20, 2009 but prior to February 8, 2011, subject to certain conditions. In the event of certain changes affecting taxation, we have an option to redeem these notes, in whole but not in part, at any time. Unless previously converted, redeemed or purchased and cancelled, these notes were due for redemption on March 21, 2011, at 99.253% of the principal amount. In Fiscal 2009, we bought and cancelled 30 JPY 2011 Notes (principal value of JPY300 million). During Fiscal 2010, we offered to non-U.S. noteholders, an option to convert their JPY 2011 Notes into Ordinary Shares during a limited offer period from March 23, 2010 to March 29, 2010. Noteholders, who did not participate, could continue with all the terms of their Notes as applicable prior to this limited period offer. During this period, as per the terms of invitation memorandum, noteholders could opt to receive Shares at enhanced conversion terms. Noteholders representing 93.46% of the outstanding JPY 2011 Notes, or JPY 10,710 million outstanding principal amount, opted to convert their notes into Ordinary Shares. During Fiscal 2011, 3 JPY 2011 Notes were converted into 11,929 ADSs. The remaining 72 outstanding JPY 2011 Notes were redeemed at maturity on March 21, 2011.

On July 12, 2007, we raised funds aggregating US$ 490 million (Rs.19,927.1 million at issue) by issue of Zero Coupon Convertible Alternative Reference Securities, or CARS due on July 12, 2012, which allows us to give the note holders an option to convert the CARS into qualifying securities as per the terms of issue after appropriate adjustment to the conversion price. If we do not exercise this option, the conversion may be made by the note holders from and including October 11, 2011 to and including June 12, 2012, into ordinary shares or ADSs at an initial conversion price of Rs. 960.96 per share (equivalent to US$ 23.67 at a fixed rate of exchange on conversion of Rs. 40.59 per US$) which is subject to adjustment in certain circumstances. The conversion price of the notes was reset to a price of Rs 907.87 per share on account of our rights issue in Fiscal 2009 and further to a price of Rs 907.17 per share on account of our GDS issue in Fiscal 2010, at a fixed rate of conversion of Rs. 40.59 per USD. We have a right to redeem in whole, but not in part, these Notes at any time on or after October 11, 2011, subject to certain conditions. Unless previously converted, redeemed or purchased and cancelled as per the terms of issue, these will be redeemed on July 12, 2012 at 131.82% of the outstanding principal amount. During Fiscal 2009, we bought and cancelled 170 Notes (Principal value of US$ 17 million). There was no conversion during Fiscal 2010. As of March 31, 2011, 4,730 outstanding CARS may at the option of the noteholders be converted into 21,163,696 ADSs or shares at any time from and including October 11, 2011 to and including June 12, 2012.

On June 2, 2008, we completed the acquisition of Jaguar Land Rover business for purchase consideration of US$2.5 billion in an all cash transaction from Ford, which in turn contributed approximately US$600 million to the Jaguar Land Rover business pension plans. The purchase consideration paid by Jaguar Land Rover Limited was financed through a capital contribution of US$500 million and a short-term bridge loan of US$3 billion from a group of lenders. We have repaid all the US dollars and Euro tranches of the loan as of October 2009, 14 months prior to December 2010, the due date of the last tranche.

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

In May 2009, we raised funds through further divestments of investments and issued secured non-convertible credit enhanced rupee debentures in four tranches, having tenors up to seven years, aggregating Rs.42,000 million on a private placement basis. Proceeds were used to prepay part of the short-term bridge loan taken for the acquisition of the Jaguar Land Rover business.

On October 15, 2009, we issued 29,904,306 new equity shares in the form of Global Depositary Shares, or GDSs, at a price of US$12.54 per GDS, aggregating US$375 million and 4% convertible notes due 2014, aggregating US$375 million (Rs.17,941.9 million at time of issue), the 4% 2014 Notes. The noteholders of the 4% notes due 2014 ,had an option, subject to the terms and conditions of the issue, to convert these notes into Ordinary Shares or GDSs or ADSs. The conversion may be made by the noteholders, in the case of Shares or GDSs, at any time during the period from and including November 25, 2009 to and including October 9, 2014 and, in the case of ADSs, at any time from and including October 15, 2010 to and including October 9, 2014, at an initial conversion price of Rs. 623.88 per Share (equivalent to USD13.48 per share at a fixed rate of exchange on conversion of Rs. Rs.46.28 = US$1.00) that is subject to adjustment in certain circumstances. The conversion price of the notes were subsequently reset to a price of Rs.613.77 per Ordinary share at a fixed rate of exchange of Rs. 46.28 = US$ 1.00 with effect from September 4, 2010, as a result of the enhanced conversion offer and payment of dividend for Fiscal 2010,. We have the right to redeem in whole, but not in part, these notes at any time on or after October 15, 2012, subject to certain conditions. In the event of certain changes affecting taxation, we have an option to redeem these 4% 2014 notes, in whole but not in part, at any time. Unless previously converted, redeemed or purchased and cancelled as per the terms of issue, these notes will be redeemed on October 16, 2014 at 108.505% of the outstanding principal amount.

        We utilized the above proceeds to repay the outstanding bridge loan. There was no conversion during Fiscal 2010. During the Fiscal 2011, 2,576 Notes were converted into 19,423,734 ordinary shares/ADSs.

Following the conversion 1,174 outstanding Notes may at the option of the noteholders be converted into 8,852,293 Shares or GDSs at any time up to October 9, 2014 and into 8,852,293 ADSs at any time from and including October 15, 2010 to and including October 9, 2014.

In February 2010, Jaguar Land Rover obtained a loan of GBP 338 million from European Investment Bank (EIB). Proceeds from loan were used to finance development of micro and full hybrid drive trains and research into more energy efficient car bodies by Jaguar Land Rover. The loan is structured with guarantee support from banks.

In Fiscal 2011, we issued rated, listed, secured/unsecured non-convertible debentures of Rs. 9,000 million with maturities of 10-15 years as a step to raise long term resources and optimize the loan maturity profile.

Subsequent to March 31, 2011, Jaguar Land Rover Plc. (JLR), subsidiary of the Company has issued GBP 1,000 million equivalent Senior Notes (Notes). The Notes issued includes GBP 500 million Senior Notes due 2018 at a coupon of 8.125% per annum, USD 410 million Senior Notes due 2018 at a coupon of 7.75% per annum and USD 410 million Senior Notes due 2021 at a coupon of 8.125% per annum. The proceeds will be used to refinance existing debt and for general corporate purposes.

Principal Sources of Funding Liquidity

We access funds from debt markets through commercial paper programs, non–convertible debentures, fixed deposits from public and other debt instruments. We also constantly monitor funding options available in the debt and capital markets with a view to maintaining financial flexibility. The funding requirements are met through a mixture of equity, convertible or non-convertible debt securities and other long-term/short-term borrowings. Our policy is aimed at a combination of short-term and long-term borrowings.

We are also pursuing alternatives for meeting our long term funding requirements.

See Note 37 to our audited consolidated financial statements for additional disclosures on financial instruments related to liquidity, foreign exchange and interest rate exposures and use of derivatives for risk management purposes.

The following table sets forth our short-term and long-term debt position:

	Fiscal 2011	Fiscal 2010
	(Rs. in millions)
Total short-term debt (excluding current portion of long-term debt)	132,144	155,761
Total current portion of long-term debt	53,847	68,493
Long-term debt net of current portion	201,471	198,898

Total Debt	387,462	423,152

During Fiscal 2011 and 2010, the effective weighted average interest rate on our long-term debt was 9.27% and 9.43% per annum, respectively.

The following table sets forth a summary of the maturity profile for our outstanding long-term debt obligations as of March 31, 2011.

Payments Due by Period	Rs. in millions
Within one year	53,847
After one year and up to two years	146,789
After two year and up to five years	14,828
After five year and up to ten years	39,854
Total	255,318

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

As a result of increase in shareholders fund on account of revenue growth and profitability, raising of equity funds and conversion of FCCN into equity and consequent reduction in our total debt in Fiscal 2011. The ratio of net debt to shareholders’ equity (total debt less cash and cash equivalents and liquid marketable securities divided by total shareholders’ equity) under IFRS decreased from 3.4 as of March 31, 2010 to 1.4 as of March 31, 2011. Details of the calculation of this ratio are set forth in Exhibit 7.1 to this annual report.

(1)	The following table sets forth our contingent liabilities as of the dates indicated.

	Fiscal 2011	Fiscal 2010
	(Rs. in millions)
Income Tax	1,745	4,330
Excise Duties	6,709	2,429
Sales Tax	6,155	4,867
Other Taxes and Claims*	2,238	1,312
Other Contingencies	1,399	270
Total	18,246	13,208

*	Other taxes and claims include claims by other revenue authorities and distributors. See Item 4.B “ — Business Overview — Legal Proceedings”, of this annual report.
(2)	Rs. 51,642 million and Rs.28,749 million in Fiscal 2011 and 2010, respectively, represent executory contracts on capital accounts otherwise provided for.

On an ongoing basis, our legal department reviews pending cases, claims by third parties against us and other contingencies. For the purposes of financial reporting, we periodically classify these matters into gain contingencies and loss contingencies. Gain contingencies are not recognized until the contingency has been resolved and amounts are received or receivable. For loss contingencies that are considered probable, an estimated loss is recorded as an accrual in our accounts and, if the matter is material, the estimated loss is disclosed in our financial statements. We do not consider any of these matters to be individually sufficiently material to warrant disclosure in our financial statements. Loss contingencies that are considered possible are not provided for in our financial statements, but if we consider such contingencies to be material, individually or in the aggregate, they are disclosed in our financial statements. Most loss contingencies are classified as possible unless clearly frivolous, in which case they are classified as remote and are monitored by our legal department on an ongoing basis for possible deterioration. We do not disclose remote matters in our financial statements. See note 35 of our audited consolidated financial statements for additional information regarding our material claims and contingencies.

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

Tata and other brand vehicles — Sales and Distribution:

Through our vehicle financing division and wholly owned subsidiary, Tata Motors Finance Limited, or TMFL we also provide financing services to purchasers of our vehicles through our independent dealers, who act as our agents, and through our branch network. During Fiscal 2010 and 2011 approximately 25% and 21% of our vehicle unit sales in India respectively were made by the dealers through financing arrangements where our vehicle financing divisions provided the credit. Total vehicle finance receivables outstanding as at March 31, 2011 and 2010 amounted to Rs.146,328 million and Rs. 147,143 million respectively.

Finance Receivables

In Fiscal 2011 and 2010, 21% and 25% respectively, of our sales volumes in India were financed under loan contracts to our dealer’s customers. As of March 31, 2011, 2010 and 2009 our customer finance receivable portfolio comprised 616,645 ,615,616 and 588,055 contracts, respectively, with gross finance receivable of approximately, Rs. 185,199 million and 184,143 million for Fiscal 2011 and 2010 respectively. We follow specified internal procedures including quantitative guidelines for selection of our finance customers to assist in managing default and repayment risk in our portfolio. We originate all the contracts through our authorized dealers and direct marketing agents with whom we have agreements. All our marketing, sales and collection activities are undertaken through dealers or directly by us including our division known as Tata Motor finance and our subsidiary company Tata Motors Finance Limited.

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

•

by furnishing, in favor of the investors, 16% to 25% of the gross receivables as cash collateral either by way of a fixed deposit or bank guarantee to secure the obligations of the purchasers and our obligations as the collection agent, based on the quality of receivables and rating assigned to the individual pool of receivables by the rating agency (ies); and

•	by way of over-collateralization or by investing in subordinate pass-through certificates to secure the obligations of the purchasers.

For further details refer Note 37(b) to our consolidated financial statements

Capital Expenditure

Capital expenditure totaled Rs. 90,719 million, Rs.96,980 million and Rs. 101,197 million during Fiscal 2011, 2010 and 2009, respectively. Our automotive operations accounted for a majority of this capital expenditure. Our capital expenditures during the past three years have related mostly to (i) capacity expansion of our production facilities, (ii) the introduction of new products such as the Nano, World Truck, Tata 407 Pick up, Tata Super ACE, Tata ACE EX, Magic, Winger and Sumo Grande, (iii) the development of planned future products and technologies and (iv) quality and reliability improvements aimed at operating cost reductions.

Capital expenditure in the Jaguar Land Rover business amounted to Rs. 63,609 million, which mainly included expenditure on tooling and product development for proposed new product introductions. The Jaguar Land Rover business continues to make investments in new technologies through its research and development activities to develop products that meet the requirements of the premium segment including developing sustainable technologies to improve fuel economy and reduce CO2 emissions.

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

Tata Indigo e-CS: we launched the all new Tata Indigo e-CS, with a sedan offering with an ARAI approved mileage of 23.30 kilometers per liter for the 1.4 liter CR4 common rail diesel engine on May 19, 2010. Built on the existing Tata Indigo platform, the Tata Indigo e-CS succeeds the Tata Indigo CS.

Range Rover Evoque: On June 17, 2010, we revealed the Range Rover Evoque. This all-new coupe is expected to join Range Rover and Range Rover Sport in the product line-up during the summer of 2011. The Range Rover Evoque will be the smallest, lightest and most fuel efficient Range Rover ever produced. Customers will have a choice of both 4 wheel drive and 2 wheel drive versions, with sub 130g/km CO2 emissions.

All New Jaguar XJ: In September 2009, the all new Jaguar XJ had its public debut at the Frankfurt International Motor show. In May 2010, we commenced retail customer deliveries of the Jaguar XJ. This is an important new model which has replaced the previous generation XJ. The new model features the next generation of Jaguar’s aerospace-inspired aluminum body architecture, a choice of standard or long wheelbase models, enhanced power trains with all of Jaguar’s new ultra-efficient Gen III 5.0 liter petrol and 3.0 diesel engines available, together with what we believe to be the highest standards of personal luxury and specification. Among the product innovations are an instrument cluster where traditional physical instruments have been replaced by a 12” thin film transistor (TFT) screen.

Inauguration of new plant at Sanand

On June 2, 2010, we opened a new 725 acre plant for manufacture of the Tata Nano at Sanand in the state of Gujarat. The initial capacity of the plant is 250,000 cars per year to be achieved in phases, expandable up to 350,000 cars per year, with space for additional capacity expansion. The new plant was completed in 14 months commencing November 2008 and the surrounding integrated facility comprises of the plant and an adjacent 375 acre vendor park to house key component manufacturers for the Tata Nano. We also began community development activities in areas surrounding the new plant on health, education, employability and environment enhancement.

The new Tata Nano plant at Sanand has been equipped with state-of-the-art equipment, including sophisticated robotics and high speed production lines with motors systems to monitor carbon levels, we have given significant emphasis towards environment through tree plantation, sustainable water sourcing through water harvesting and ground water recharging and harnessing solar energy for illumination.

Approval for Raising of Long Term Capital Funds

Pursuant to the resolution passed by the Board of Directors on June 28, 2010 and approved by the resolution passed on August 10, 2010 by the shareholders of the Company through postal ballot, Company is authorized, among other things, raising funds equivalent to about Rs.47 billion through a combination of issue of Ordinary Shares, ‘A’ Ordinary Shares, convertible bonds, debentures, warrants or other equity linked instruments in the domestic and/or international markets in one or more tranches, to issue upto 50 million ‘A’ Ordinary Shares on execution of conversion option by the holders of outstanding CARS aggregating US$473 million, for increasing the borrowings limits from Rs.200 billion to Rs.300 billion and for creation of security on our properties upto Rs.300 billion.

The funds to be raised pursuant to the above shareholders resolution are expected to be used for financing our growth plans as well as for reducing our debt. The timing and structure of the fund raising will be decided depending upon market conditions.

In October 2010, we raised funds aggregating Rs 33,510 million by an issue of 3,21,65,000 ‘A’ Ordinary Shares at a price of Rs.764/- per share and 83,20,300 Ordinary Shares at a price of Rs.1,074/- per share to Qualified Institutional Buyers ('QIBs'), under a qualified institutional placement. This milestone in the financing strategy enabled reduce risks by further de-leveraging.

We issued rated, listed, secured/unsecured non-convertible debentures of Rs. 9,000 million with maturities of 10-15 years as a step to raise long term resources and optimize the loan maturity profile.

Our Financing subsidiary, Tata Motors Finance Ltd raised Rs 361 crores by an issue of unsecured, non-convertible, subordinated perpetual debentures towards Tier 1 and 2 Capital to meet its growth strategy and improve its Capital Adequacy ratio.

GBP 1,000 million equivalent Senior Notes offering

Subsequent to March 31, 2011, Jaguar Land Rover Plc.(JLR), subsidiary of the Company has issued GBP 1,000 million equivalent Senior Notes (Notes). The Notes issued includes GBP 500 million Senior Notes due 2018 at a coupon of 8.125% per annum, USD 410 million Senior Notes due 2018 at a coupon of 7.75% per annum and USD 410 million Senior Notes due 2021 at a coupon of 8.125% per annum. The proceeds will be used to refinance existing debt and for general corporate purposes.

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

F. Tabular Disclosure of Contractual Obligations

	Payment due by period
	(Rs in millions)
Type	Total	Less than 1 year	1 to 3 years	3 to 5 years	More than 5 years
Long Term Debts	255,318	53,847	146,789	14,828	39,854
Capital Lease	2,183	445	482	1,000	256
Operating Lease	11,362	911	1,581	77	8,793
Capital Commitments	51,642	47,609	3,139	894	—
Purchase Commitments	195,515	38,946	71,221	43,664	41,684
Other Non Current Liabilities	80,981	76,316	2,439	1,362	864
Provisions	50,690	22,411	21,414	1,322	5,543

Total	647,691	240,485	247,065	63,147	96,994

Item 6.	Directors, Senior Management and Employees.

A. Directors and Senior Management.

Board of Directors.

Under our Articles of Association, the number of our Directors cannot be less than three nor more than fifteen. At present, there are twelve Directors.

Our Articles of Association provide that the Board of Directors of Tata Steel, which, with its subsidiary, owns, as of June 30, 2011, 5.65% of our Ordinary Shares and none of ‘A’ Ordinary Shares, has the right to nominate one Director (the Steel Director) to the Board. Dr J.J. Irani a nominee Director of Tata Steel Limited, or Tata Steel stepped down as director with effect from June 2, 2011 as per the company’s retirement policy.

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

As of June 30, 2011, our Directors and Senior Management, in their sole and joint names, beneficially held an aggregate of 191,876 Ordinary Shares (approximately 0.04% of our issued share capital) and 22,912 ‘A’ Ordinary Shares (approximately 0.02% of our issued share capital). In addition, some of our Directors hold as trustees for various non-affiliated trusts, an aggregate of 354,976 shares (representing approximately 0.07% of our issued share capital).

The following table provides information about our Directors, Executive Officers and Chief Financial Officer as at June 30, 2011:

Name (2)	Position	Date of Birth/ Business Address(1)	Year appointed as Director or Executive Officer or Chief Financial Officer	Expiration of Term	Number of Ordinary shares beneficially owned as of June 30, 2011	Number of ‘A’ Ordinary shares beneficially owned as of June 30, 2011
Ratan N. Tata	Chairman	Dec 28, 1937	1981	2012	1,87,346	21,836
Ravi Kant	Vice-Chairman	Jun 01, 1944	2000	2011	NIL	NIL
N.N. Wadia	Director	Feb 15, 1944	1998	2011	NIL	NIL
S. M. Palia	Director	Apr 25, 1938	2006	2011	300	NIL
R.A. Mashelkar	Director	Jan 01, 1943	2007	2013	NIL	NIL
Nasser Munjee	Director	Nov 18, 1952	2008	2012	NIL	NIL
Subodh Bhargava	Director	Mar 30, 1942	2008	2012	NIL	NIL
V K Jairath	Director	Dec 12, 1958	2009	2012	50	NIL
Ranendra Sen	Director	Apr 09,1944	2010	2013	NIL	NIL
Ralf Speth	Director	Sep 09, 1955	2010	2013	NIL	NIL
Carl-Peter Forster	Managing Director & Group CEO	May 09,1954	2010	Non-rotational	NIL	NIL
P. M. Telang	Managing Director- India Operations	Jun 21,1947	2007	Non-rotational	3,180	500
C. Ramakrishnan	Chief Financial Officer	Jun 27,1955	2007	—	1,000	576

(1)

The business address of each of our Directors, Executive Officers and Chief Financial Officer, other than as described immediately below, is Bombay House, 24 Homi Mody Street, Mumbai 400 001. The business address of N.N. Wadia is Bombay Dyeing & Manufacturing Co. Ltd., Administrative Office, Pandurang Budhkar Marg, Prabhadevi, Mumbai 400 025, India; the business address of S. M. Palia is Disha, 16, Ruchir Bungalows, Off Judges Bungalows Road, Bodakdev, Vastrapur, Ahmedabad-380054, India, the business address of R. A. Mashelkar is “Raghunath”, D-4, Varsha Park, Baner, Pune 411045, India; the business address of Nasser Munjee is Development Credit Bank Ltd, Trade Point, First Floor, Kamala Mills, Lower Parel, Mumbai 400 013, India; the business address of Subhodh Bhargava is Tata Communications Limited, 4th Floor, VSB Bangla Sahib Road, New Delhi - 110001, India; the business address of V K Jairath is 194-B, Kalpataru Horizon, S.K. Ahire Marg, Off Annie Besant Road, Worli, Mumbai, 400018, Maharashtra, India; the business address of Ranendra Sen is A-42, IFS Apartments, Mayur Vihar, Phase-1, Delhi - 110 091, India, and the business address of Ralf Septh is Jaguar Land Rover, Banbury Road, Gaydon, Warwickshire CV35 ORG.

(2)	Each of our Directors, Executive Officers and Chief Financial Officer beneficially owns less than 1% of our shares as of June 30, 2011.

Biographies

Set forth below is a short biography of each of our Directors, Senior Management and Chief Financial Officer:

Mr Ratan N Tata: Mr. Tata holds a B.Sc. (Architecture) degree with structural engineering from Cornell University, USA and has completed the Advanced Management Program at Harvard Business School, USA. He joined the Tata’s in 1962. As Chairman of Tata Industries Limited since 1981, he was responsible for transforming it into a Group strategy think-tank and a promoter of new ventures in high technology businesses. In 1991, Mr Tata was appointed Chairman of Tata Sons Limited, the holding company of the Tata Entities. He currently holds the Chairmanships of major Tata companies. During his tenure, the combined revenues of Tata entities have grown over ten-fold to annualised revenues of over US$ 85 billion.

Mr. Tata is associated with various organisations in India and overseas. He is on the Board of Directors of Fiat SpA and Alcoa and on the international advisory boards of Mitsubishi Corporation, the American International Group, JP Morgan Chase, Rolls Royce, Temasek Holdings and the Monetary Authority of Singapore. He is the President of the Court of the Indian Institute of Science and of the Council of Management of the Tata Institute of Fundamental Research. He also serves on the board of trustees of Cornell University and the University of Southern California. Mr Tata is also the Chairman of two of the largest private sector promoted philanthropic trusts in India.

The Government of India honoured Mr. Tata with its second highest civilian award, the Padma Vibhushan, in 2008. Earlier, in 2000, he had been awarded the Padma Bhushan. He has also been conferred an honorary doctorate in business administration by the Ohio State University, an honorary doctorate in technology by the Asian Institute of Technology, Bangkok, an honorary doctorate in science by the University of Warwick and an honorary fellowship by the London School of Economics.

Mr. Tata joined the Company’s board in 1981, became Executive Chairman in 1988 and was appointed as the Non Executive Chairman in 2001. Mr Tata is actively involved with product development and other business strategies pursued by the Company and under his dynamic leadership, the Company has transformed itself from being only the leader in the domestic commercial vehicle market to being India's largest automobile company, with strong businesses in both the commercial vehicles and passenger car markets in India and a growing international footprint. Some of his achievements include critical contributions in the design and development of India’s first indigenously produced car, the “Indica”, and “Nano”, among the world’s cheapest cars, and the acquisition by Tata Motors of iconic British brands “Jaguar Land Rover” and the subsequent turnaround in their performance.

Mr. Ravi Kant (Vice-Chairman): Mr Ravi Kant had his education at Mayo College, Ajmer; Indian Institute of Technology, Kharagpur and Aston University, Birmingham, UK from where he did his Masters in Management in Industry. He was conferred with an Honorary D.Sc. by the Aston University, in Birmingham in July 2008. He is an Honorary Industrial Professor at the University of Warwick, UK. Mr Kant has wide and varied experience in the manufacturing and marketing field, particularly in the automobile industry. Prior to joining the Company, he was with Philips India Limited as Director of Consumers Electronics business and prior to which with LML Ltd. as Senior Executive Director (Marketing) and Titan Watches Limited as Vice President (Sales & Marketing). Mr Kant was also employed with Kinetic Engineering Limited and Hawkins Cookers Limited.

He was awarded the BMA Management Man of the Year Award 2008-09. The Indian Institute of Metals conferred him with the Honorary Membership of the Institute in the year 2010 for his distinguished services and significant contributions to the metallurgical industry. He is also on the governing Board of the Vale Columbia Center on Sustainable International Investment, the National Institute of Design, Ahmedabad, Chairman of IIM, Rohtak, SMILE TRAIN - an international cleft lip/palate charity organization and is the past President of Society of Indian Automobile Manufacturers. He has also been the Chairman of Audit Bureau of Circulations, National Readership Studies Council & The Advertising Standards Council of India. He is the recipient of the Golden Peacock Corporate Award for Business Leadership for the year 2010 for his outstanding contribution in transforming Tata Motors.

Mr. Kant had joined the Company as Senior Vice President in February 1999 and was appointed as an Executive Director (Commercial Vehicle Business Unit) in July 2000 and as Managing Director in July 2005. Upon retiring from his Executive position on June 1, 2009, Mr. Kant continues to be on the Company’s Board of Directors as Vice-Chairman.

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

In 1996, the Royal Academy of Engineering, London elected him as a foreign member and he is amongst the five Indians who have been bestowed with this honour. Dr. Irani was conferred honorary knighthood in 1997 by the Queen of England for his contribution towards strengthening the Indo-British Partnership. He is also on the boards of various Tata companies and has been on the Company’s Board as a Tata Steel Nominee since June 1993. Dr. Irani has stepped down from our Board with effect from June 2, 2011, in accordance with the retirement policy of the Directors of the Company.

Mr. Nusli N Wadia: Educated in the UK, Mr. Wadia is the Chairman of Bombay Dyeing & Manufacturing Company Limited and heads the Wadia Group.

Mr. Wadia has contributed actively in the deliberations of various organisations such as the Cotton Textiles Export Promotion Council (TEXPROCIL), was the Chairman of Millowners’ Association (MOA), Associated Chambers of Commerce & Industry, etc. He was appointed on the Prime Minister’s Council on Trade & Industry in 1998, 1999 & 2000-04. Mr. Wadia has a distinct presence in public affairs and has been actively associated with leading charitable institutions. He is also on the Managing Committee of the Nehru Centre, Mumbai. He is also the Chairman/Trustee of various charitable institutions and non-profit organisations.

He was appointed as a Director of the Company with effect from December 22, 1998.

Mr. S M Palia: Mr. S M Palia, a B.Com., LL.B., CAIIB and AIB (London) is a Development Banker by profession. He was with Industrial Development Bank of India (IDBI) from 1964-1989 during which period he held various responsible positions including that of an Executive Director. He has also acted as an advisor to Industrial Bank of Yemen, Saana (North Yemen) and Industrial Bank of Sudan, Khartoum (Sudan) under World Bank Assistance programmes.

He was also the Managing Director of Kerala Industrial and Technical Consultancy Organisation Limited, set up to provide consultancy services to micro enterprises and small and medium enterprises. Mr. Palia is on the Boards of various companies in the industrial and financial service sectors and is also actively involved as a trustee in various NGOs and Trusts.

He was appointed as a Director of the Company with effect from May 19, 2006.

Dr. R A Mashelkar: Dr. Mashelkar is an eminent chemical engineering scientist having retired from the post of Director General from the Council of Scientific and Industrial Research (CSIR) in 2006, the largest chain of industrial research and development institutions in the world with about 38 laboratories and about 20,000 employees. During his tenure at CSIR for over 11 years, his leadership transformed CSIR into a user focused, performance driven and accountable organisation.

Dr. Mashelkar is the President of Indian National Science Academy (INSA), National Innovation Foundation, Institution of Chemical Engineers, UK and Global Research Alliance, a network of 60,000 scientists from five continents and has been honored with honorary doctorates from 26 universities, including Universities of London, Salford, Pretoria, Wisconsin and Delhi.

Dr. Mashelkar has also been elected as Fellow / Associate of Royal Society (FRS), London, National Academy of Science (USA) in 2005, US National Academy of Engineering (2003), Royal Academy of Engineering, UK (1996) and World Academy of Art & Science, USA (2000). Dr. Mashelkar has won over 50 awards and medals at national and international levels, including the JRD Tata Corporate Leadership Award and the Stars of Asia Award (2005). Dr. Mashelkar is a director of several reputed listed and several private limited companies.

In the post liberalised India, Dr. Mashelkar through leadership of various organisations/ Government Committees has propagated a culture of innovation and balanced intellectual property rights regime and played a critical role in shaping India's Science & Technology policies. The Government of India honored Dr. Mashelkar with the Padmashri (1991) and the Padmabhushan (2000).

He was appointed as a Director of the Company with effect from August 28, 2007.

Mr. Nasser Munjee: Mr. Munjee holds a Bachelor's degree and a Master's degree from the London School of Economics, UK. His journey in financial sector began with Housing Development Finance Corporation (HDFC) where he served for over 20 years at various positions including as its Executive Director. He was the Managing Director of Infrastructure Development Finance Co. Ltd. (IDFC) up to March 2004. Presently he is the Chairman of Development Credit Bank (DCB) since June 2005 and is also on the Board of various multinational companies and trusts. Mr. Munjee has deep interest for rural development, housing finance, urban issues, specially the development of modern cities and humanitarian causes. Mr. Munjee is a Technical Advisor on the World Bank-Public Private Partnership Infrastructure and Advisory Fund. He is also Chairman of other Aga Khan institutions in India – Aga Khan Rural Support Programme and Muniwar-Abad Charitable Trust and was the President of the Bombay Chamber of Commerce and Industry and has also served on numerous Government Task Forces on Housing and Urban Development. He is also associated with several public and private institutions as Chairman and Member of the Board or Trustee.

He was appointed as a Director of the Company with effect from June 27, 2008.

Mr. Subodh Bhargava: Mr. Subodh Bhargava holds a degree in Mechanical Engineering from the University of Roorkee. Mr Bhargava served the Eicher Group of companies since 1975 and retired as Group Chairman and Chief Executive in March 2000 but continues as Chairman Emeritus, Eicher Group. He was the past President of the Confederation of Indian Industry(CII) and the Association of Indian Automobile Manufacturers; and the Vice President of the Tractor Manufacturers Association. He was also a member of the Insurance Tariff Advisory Committee, the Economic Development Board of the Government of Rajasthan. He has held various prominent positions on various Chambers/Associations in the field of research in engineering and technology and technical and management education. He also served on the committee set up by the Ministry of Human Resource Department, Government of India for policy perspectives for management education in India. He is currently associated as a Director of several Indian corporates, including Tata Communications Limited, Tata Steel Limited and Wartsila India Limited.

He was appointed as a Director of the Company with effect from June 27, 2008.

Mr V K Jairath: Mr. V K Jairath holds Bachelor of Arts Degree in Public Administration and Bachelor of Laws Degree, both, from the Punjab University, Masters in Economics from the University of Manchester, UK and joined Indian Administrative Service in 1982.

Mr. Jairath served as the Principal Secretary (Industries), Government of Maharashtra before he took voluntary retirement from Government Services on March 31, 2008. He is presently providing consultancy and advisory services on legal, financial and regulatory issues related to Infrastructure Development and Industrial Investment to a US based fund and some European Manufacturing Companies.

Mr. Jairath has over 25 years of experience in public administration, rural development, poverty alleviation, infrastructure, finance, industry, urban development, environmental management and a touch of the private sector occupying various important positions in the Government of India and the State Government of Maharashtra.

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

Mr Ranendra Sen: Mr. Ranendra (Ronen) Sen, after graduating from St. Xavier’s College, joined the Indian Foreign Service in 1966. He has served in various capacities in our Embassies and Consulates General in Moscow, San Francisco and Dhaka; as Deputy Secretary and Joint Secretary in the Ministry of External Affairs and as Secretary to the Atomic Energy Commission. He was also the Joint Secretary to successive Prime Ministers, responsible for foreign and defence policies, atomic energy, space and other tasks, as assigned to him, from time to time. During this period and thereafter he had a number of assignments as Special or Personal Envoy of the Prime Minister for discussions with Heads of State or Government of neighbouring and other countries.

Mr. Sen was also assigned as Ambassador to Mexico (1991-1992), Russia (1992-1998), reunified Germany (1998-2002), as High Commissioner to the United Kingdom (2002-2004) and as Ambassador to the United States (2004 -2009). He is the first Indian to serve as envoy to three P-5 and four G-8 capitals and has participated in about 180 multilateral and bilateral summits.

He was appointed as a Director of the Company with effect from June 1, 2010.

Dr. Ralf Speth: Dr. Ralf Speth was appointed to the post of Chief Executive Officer at Jaguar Land Rover on February 18, 2010. He is on the Board of Jaguar Land Rover Plc, UK and is also the Chairman and Chief Executive Officer of the two wholly-owned subsidiary companies, Jaguar Cars Limited and Land Rover in UK.

Dr. Speth earned a Doctorate of Engineering in Mechanical Engineering and Business Administration from Warwick University. Gaining a degree in Engineering from Rosenheim University, Germany, Dr. Speth worked as a Business consultant for a number of years before joining BMW in 1980.

Prior to this appointment, Dr. Speth was Head of Global Operations at the International Industrial Gases and Engineering Company, The Linde Group, having joined the Company as Vice President of Operations in 2002. Having served BMW for 20 years, Dr. Speth joined Ford Motor Company's Premier Automotive Group as Director of Production, Quality and Product Planning.

He was appointed as a Director of the Company with effect from November 10, 2010.

Mr Carl-Peter Forster: Mr. Carl-Peter Forster holds a Diploma in Aeronautical Engineering from the Technical University in Munich and a Diploma in Economics from the Rheinische Friedrichs-Wilhelm-Universitat in Bonn, Germany.

Mr. Forster has over two decades of international experience in the automobile industry and was the CEO of General Motors, Europe where he looked after Opel/Vauxhall, Saab and European activities of Chevrolet. Prior to this, Mr. Forster held various positions in BMW, including that of Managing Director of BMW South Africa and was also on the Managing Board of BMW and was responsible for worldwide manufacturing, including operations of the Rover Group and product engineering projects.

Mr. Forster was appointed as the Group Chief Executive Officer of the Company with effect from February 15, 2010 and was entrusted with the overall responsibility of Tata Motors operations globally, including Jaguar Land Rover. With effect from April 1, 2010, he was appointed as the Managing Director of the Company.

Mr. P M Telang: Mr. Telang holds a Bachelor’s degree in Mechanical Engineering from VNIT, Nagpur and an MBA from IIM Ahmedabad. After working for three years with Larsen and Toubro, he joined the Tata Group through the prestigious Tata Administrative Service (TAS) in 1972 and since then he has been with the Company.

He has over four decades of functional expertise in the automotive industry and machinery manufacturing. In May 2007, Mr. Telang was appointed on the Board as Executive Director responsible for the Company’s Commercial Vehicle Business Unit. He has also been acclaimed as the architect of the Company’s cost reduction drive and has overseen the development of successful products such as the Tata Ace & the Prima. Mr. Telang was appointed as the Managing Director – India Operations on June 2, 2009 and has since been responsible for managing the entire operations for the Tata brand of commercial vehicles and passenger cars in India and international markets. He also oversees the operations of the Tata Motors’ Group companies in international markets such as South Korea, Thailand, Spain and South Africa.

Mr. Telang is the Chairman/Director of various Tata Motors’ Group companies and joint ventures and also serves as an Independent Director on the Board of Persistent Systems Ltd.

Mr. C. Ramakrishnan (Chief Financial Officer): Mr. Ramakrishnan, joined Tata Motors Limited in 1980. He handled corporate treasury and accounting functions as well as management accounting. After a two-year company-wide IT project responsibility covering R&D, manufacturing, sourcing and sales & service, he had worked in the Chairman’s Office. Mr. Ramakrishnan holds a B.Com. degree and is a qualified Chartered Accountant and Cost Accountant. Mr. Ramakrishnan was appointed as the Chief Financial Officer of Tata Motors with effect from September 18, 2007.

He was awarded the Indian Industries best CFO award and was named the best performing CFO in the auto and auto ancillary sector in CNBC TV18 CFO awards held in October 2010 and was also conferred with the CFO of the year for India award, by Asset Triple A Transaction Banking Awards 2011.

There is no family relationship between any of our Directors, Executive officers or Chief Financial Officer.

B. Compensation.

The following table provides the annual compensation paid/accrued to our Directors and Executive Officers for Fiscal 2011.

Name	Position	Remuneration(1) (in Rupees)
Ratan N. Tata(2)(9)	Chairman	24,569,000
Ravi Kant(3)(9)	Vice Chairman	23,877,000
J.J. Irani	Director	2,820,000
R. Gopalakrishnan(4)	Director	1,150,000
N.N. Wadia	Director	2,140,000
S.M. Palia	Director	5,940,000
R A Mashelkar	Director	4,360,000
N Munjee	Director	7,600,000
S.Bhargava	Director	3,720,000
V K Jairath	Director	2,510,000
Ranendra Sen(5)	Director	1,960,000
Ralf Speth(6)(9)	Director	46,709,000
Carl-Peter Forster(7)(9)	Managing Director & Group CEO	221,296,000
P.M.Telang(9)	Managing Director-India Operations	40,364,000
C. Ramakrishnan(8)(9)	Chief Financial Officer	19,335,000
1.	Includes salary, allowance, taxable value of perquisites, commission and our contribution to provident fund and superannuation fund for Managing Directors / Chief Financial Officer and sitting fees and commission for Non-Executive Directors.
2.	Apart from the above, Mr Ratan Tata who was formerly the Executive Chairman of the Company is paid/provided Rs. 27,33,000 as special retirement benefits as per Company’s Policy.
3.	Apart from above, Mr Ravi Kant who was formerly the Managing Director of the Company is also paid special retirement benefits of Rs. 72,35,000 as per Company’s Policy. Includes fees as advisor to the Company for overseeing JLR operations. The Remuneration also includes sitting fees paid by TAL Manufacturing Solutions Ltd.
4.	Ceased to be director with effect from September 1, 2010.

5.	Appointed as independent Director with effect from June 1, 2010.
6.	Dr Ralf Speth was appointed as a Non-Executive Director with effect from November 10, 2010 and the remuneration mentioned above is paid by JLR which include the value of car perks, relocation costs and NIC payments.
7.	Appointed Managing Director & Group CEO with effect from April 1, 2010.
8.	The Remuneration paid includes sitting fees paid by Sheba Properties Limited and Tata Technologies Limited.
9.	Rounded to nearest thousands of rupees and the retirement benefits excludes provision for encashable leave and gratuity as a separate actuarial valuation is not available.

Apart from the above, the Managing Directors are also eligible to receive special retirement benefits at the discretion of the Board on their retirement, which include housing, monthly pension and medical benefits.

Our Managing Director & Group CEO is entitled to six months’ salary as severance fees upon termination of his contract by us. If we elect to terminate Managing Director & Group CEO employment, we intend to give to him all the salary and benefits payable pursuant to his employment agreement for the period of three years from the effective date of employment.

C. Board Practices.

The Board size of twelve directors is commensurate with our size and consistent with other companies in the industry. The Board consists of executive, non-executive and independent directors. Appointments of new directors are considered by the full Board and our shareholders at each year’s Annual General Meeting.

The roles of the Chairman and the Chief Executive Officer are distinct and separate with appropriate powers being delegated to the Managing Director & Group CEO to perform the day to day activities of the Company.

The Board, along with its Committees, provide leadership and guidance to our management, in particular with respect to corporate governance, business strategies and growth plans, the identification of risks and their mitigation strategies, entry into new businesses, product launches, demand fulfillment and capital expenditure requirements, and the review of our plans and targets.

The Board has delegated powers to the Committees of the Board through written/stated specific terms of reference/scope and oversees the functioning operations of the Committees through various circulars/minutes circulated to it. The Committees operate as empowered agents of the Board as per their charter/terms of reference

The Board also undertakes our subsidiaries’ oversight functions through review of their performance against their set targets, advises them on growth plans and where necessary, gives strategic guidelines. Whilst all our subsidiaries have their respective Board of Directors and their management is responsible for their performance, our Board oversees the performance of our subsidiaries on a quarterly basis to have an oversight over the performance and functioning of our subsidiary companies. Our Audit Committee also has a meeting wherein the CEO and the CFO of our subsidiary companies meet annually and make presentations on significant issues in audit, internal control and risk management. The minutes of the meetings of our subsidiary companies are also placed before our Board of Directors and attention is drawn to significant transactions and arrangements entered into by our subsidiary companies.

Committees.

The Audit Committee comprises four independent directors: N Munjee, Chairman, S. M. Palia, R. A. Mashelkar and Mr V.K.Jairath who was appointed as member on January 14, 2011. The scope of the Audit Committee includes:

•	Reviewing the quarterly/annual financial statements before submission to the Board, focusing primarily on:

•	any changes in accounting policies and practices and reasons for any such change;

•	major accounting entries involving estimates based on an exercise of judgment by management;

•	qualifications in draft audit reports;

•	significant adjustments arising out of audits;

•	compliance with accounting standards;

•	analysis of the effects of alternative GAAP requirements on the financial statements;

•	compliance with listing and other legal requirements concerning financial statements;

•	disclosure of related party transactions;

•	review Reports on the Management Discussion and Analysis of financial condition, Results of Operations and the Directors’ Responsibility Statement;

•

overseeing our financial reporting process and the disclosure of its financial information, including any earnings press release, to ensure that the financial statements are correct, sufficient and credible; and

•	disclosures made under the CEO and CFO certification to the Board and investors.

•	Reviewing with the management, external auditors and internal auditors, the adequacy of our internal control systems and recommending improvements to the management.

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

•

Recommending the appointment / removal of the statutory auditors, fixing audit fees and approving non-audit, consulting services provided by the firms of statutory auditors to us and our subsidiaries; and evaluating auditors’ performance, qualifications and independence and also ensure that the cost auditors are independent and have an arm’s length relationship and are also not otherwise disqualified at the time of their appointment or during their tenure.

•

Reviewing the adequacy of the internal audit function, including the structure of the internal audit department, coverage and frequency of internal audits, appointment, removal, performance and terms of remuneration of the chief internal auditor.

•	Oversight of our external financial reporting and monitoring components of internal control over financial reporting.

•	Discussing with the internal auditors and senior management, significant internal audit findings and following thereon.

•

Reviewing the findings of any internal investigation by the internal auditors into matters involving suspected fraud or irregularity or a failure of internal control systems of a material nature and reporting any such matters to the Board.

•	Discussing with the external auditors before the audit commences the nature and scope of such audit, as well as conducting post-audit discussions to ascertain any areas of concern.

•	Reviewing our financial and risk management policies.

•	Reviewing the functioning of the Whistle-Blower mechanism (which is an extension of the Tata Code of Conduct).

•	Reviewing the financial statements and investments made by our subsidiary companies.

•	Look into the reasons for any substantial defaults in payment to the depositors, debenture-holders, shareholders (in case of non-payment of declared dividend) and creditors, if any.

•	Reviewing the effectiveness of the system for monitoring compliance with laws and regulations.

•	Approving the appointment of the Chief Financial Officer.

The Committee has also adopted policies for the approval of services to be rendered by our independent statutory auditors, based on a procedure for ensuring such auditor’s independence and objectivity, as well as for the oversight of audit work for streamlining the audit process across our subsidiaries.

The Remuneration Committee comprises two independent directors, namely N.N. Wadia & S.Bhargava and two non-executive directors, namely Ratan N. Tata & Ravi Kant. The committee is empowered to review the remuneration of whole-time directors, retirement benefits to be paid to them and dealing with matters pertaining to Employees’ Stock Option Scheme.

We have not issued any stock options to our directors/employees.

The Investor Grievance Committee comprises S. M. Palia, Ravi Kant and V. K Jairath (appointed with effect from October 18, 2010) and oversees the redressing of investors’ complaints pertaining to securities transfers, interest/dividend payments, non-receipt of annual reports, issue of duplicate certificates, transmission of shares & debentures, matters pertaining to our Fixed Deposit Programme and other miscellaneous complaints. Its scope also includes delegation of powers to our executives or the share transfer agents to process share transfers and other investor-related matters.

The Executive Committee of the Board comprises Ratan N. Tata , Ravi Kant, J. J. Irani, (stepped down as Director with effect from June 2, 2011), N. N. Wadia, Mr N Munjee (appointed with effect from October 18, 2010), Carl-Peter Forster and P M Telang. This Committee came into effect on July 25, 2006, upon the dissolution of the Finance Committee and the Committee of the Board. The Committee reviews revenue and capital expenditure budgets, long-term business strategy, the organizational structure, raising of finance, property related issues, review and sale of investments and the allotment of securities within established limits.

The Ethics and Compliance Committee sets forth policies relating to the implementation of the Tata Code of Conduct for Prevention of Insider Trading and takes on record the monthly reports and dealings in securities by the “Specified Persons”. It also implements appropriate actions in respect of violations of the Tata Code of Conduct. The Ethics and Compliance Committee comprises S.M. Palia, Chairman and Ravi Kant (appointed with effect from October 18, 2010) and V.K Jairath (appointed with effect from October 18, 2010) and C. Ramakrishnan, our Chief Financial Officer, is the Compliance Officer under the said Code.
The Nominations Committee was constituted with the objective of identifying independent directors to be inducted on the Board from time to time to refresh its membership. The Nominations Committee comprises N. N. Wadia, Chairman, Ratan N. Tata, S. M. Palia and Ravi Kant.

Apart from the Committees described above, the Board of Directors also constitutes committee(s) of directors with specific terms of reference as it may deem fit.

D. Employees.

We consider our human capital as a critical factor to our success. Under the aegis of Tata Sons and the Tata Sons promoted entities, we have drawn up a comprehensive human resource strategy (the” Human Resource “ strategy) which addresses key aspects of human resource development such as:

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

We employed approximately 52,244 and 49,856 (includes Jaguar Land Rover) permanent employees as of March 31, 2011 and 2010 respectively. The average number of temporary employees for the Fiscal March 31, 2011, was approximately 32,302.

The following table set forth a breakdown of persons employed by our business segments and by geographic location as of March 31, 2011.

Segment	No. of Employees	Location	No. of Employees
Automotive	47,814	India	34,448
Other	4,430	Abroad	17,796
Total	52,244	Total	52,244

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

Employee wages are paid in accordance with wage agreements that have varying terms (typically three years) at different locations. The expiration dates of the wage agreements with respect to various locations/subsidiaries are as follows:

Location/subsidiaries	Wage Agreement valid until
Pune CVBU	August 31, 2012
Pune PCBU	March 31, 2013
Jamshedpur	March 31, 2013
Mumbai	December 31, 2012
Lucknow	March 31, 2011	*
Jaguar Land Rover	October 31, 2012
Tata Hispano	December 31, 2012

*	Negotiation for the wage settlement agreement under progress.

A cordial industrial relations environment has been maintained in all our manufacturing units.

Performance rating system is for the bargainable category in Mumbai and PCBU. The feedback of the process received from all the quarters has been encouraging. In Fiscal 2011, return-ability in wage settlements was built in by introducing vehicles & profit linked payment scheme based on the index of various parameters such as quality, productivity, operating profit and individual’s performance and attendance.

Operatives support in the outsourcing low value added activities and in the implementation of other reforms that impact quality, cost cutting and productivity improvements across all locations.

E. Share Ownership.

The information required by this item is set forth in Item 6.A of this annual report.

Item 7.	Major Shareholders and Related Party Transactions.

A. Major Shareholders

We are a widely held, listed company with approximately 367,157 shareholders for Ordinary Shares and 34,491 shareholders for ‘A’ Ordinary Shares of record. To our knowledge, as of June 30, 2011, the following persons beneficially owned 1% or more of 538,322,483 Ordinary Shares and 96,386,471 outstanding at that time:

Name of Shareholder	Holding	Percentage
Tata Sons and subsidiaries	141,963,346	26.37
Citibank N.A., as Depositary(1)	104,318,383	19.38
Life Insurance Corporation of India Ltd.	43,662,135	8.11
Tata Steel and subsidiaries	30,410,112	5.65
Tata Industries Limited	13,687,297	2.54
Euro pacific Growth Fund	8,244,753	1.53
The Hartford Capital Appreciation Fund	5,544,346	1.03

‘A’ Ordinary Shares*

Name of Shareholder	Holding	Percentage
Tata Sons and subsidiaries	8,136,482	8.44
IVY Funds, Inc. Asset Strategy Fund	6,275,490	6.51
HDFC Trustee Company Limited-HDFC Equity fund	4,665,235	4.84
HDFC Trustee Company Limited - HDFC TOP 200 fund	4,562,310	4.73
PCA India Equity Open Limited	3,880,815	4.03
ICICI Prudential Dynamic Plan	2,974,890	3.09
Birla Sun Life Insurance Company Limited	2,949,901	3.06
SBI Life Insurance Co. Ltd	1,819,346	1.89
Government of Singapore	1,774,862	1.84
Fidelity Investment Trust Fidelity Series Emerging Markets fund	1,728,664	1.79
Dragon Peacock Investments Limited	1,658,805	1.72
Swiss Finance Corporation (Mauritius) Limited	1,502,806	1.56
HDFC Trustee Company Limited - HDFC Prudence fund	1,269,080	1.32
Deutsche Securities Mauritius Limited	1,200,648	1.25
HDFC Trustee Company Limited - HDFC Tax Saver fund	1,077,761	1.12

(1)	Citibank, N.A. as depositary for our ADRs and GDRs, was the holder on record on June 30, 2011 of 104,267,283 shares and 51,100 shares respectively on behalf of the beneficial owners of deposited shares.

*	The ‘A’ Ordinary Shareholders are entitled to receive dividend for any financial year at five percentage points more than the aggregate rate of dividend declared on Ordinary Shares for that financial year but are entitled to one vote for every ten ‘A’ Ordinary Shares held as per the terms of its issue and the Articles of Association of the Company.

From March 31, 2008 to March 31, 2011, the holdings of our largest shareholder, Tata Sons Limited (together with its subsidiaries), have increased from 22.05% to 25.12%, as a result of their subscribing to our rights issue in 2008. The holdings of Tata Steel Ltd. (together with its subsidiaries) have decreased from 8.62% as of March 31, 2008 to 4.79% as of March 31, 2011. The shareholding of Citibank N.A. as depositary for our ADRs and GDRs, has increased from 12.69 % to 17.29%. The shareholding of Life Insurance Corporation of India Ltd. has decreased from 9.83% to 6.45%.

According to our register of shareholders and register of beneficial shareholders, as of July 11, 2011, there were 73 registered holders of our shares with addresses in the United States, whose shareholdings represented approximately 0.03% of our outstanding Ordinary Shares on that date, excluding any of our shares held by United States residents in the form of depositary shares. Because some of these shares were held by brokers or other nominees, the number of record holders with addresses in the United States may be fewer than the number of beneficial owners in the United States.

The total permitted holding of Foreign Institutional Investors, or FIIs, in our paid up share capital has been increased to 35% by a resolution passed by our shareholders on January 22, 2004. The holding of FIIs in us as of June 30, 2011 was approximately 25.31%. See Item 10.D “— Exchange Controls” for further details.

None of our shares of common stock entitles the holder to any preferential voting rights.

Under the Takeover Regulations of India, any person who acquires more than 5%, 10%, 14%, 54% or 74% of our shares or who is entitled to exercise voting rights with respect to more than 5%, 10%, 14%, 54% or 74% of our shares must file a report concerning the shareholding or the voting rights with us and the stock exchanges on which our ordinary shares are traded. Please see Item 9.A “— The Offer and Listing — Markets” for information with respect to these stock exchanges. Similar disclosures would be applicable under the Insider Trading Regulations of India with respect to any person who acquires more than 5% of our shares or voting rights with respect to the shares. Any increase or decrease by 2% or more in the shareholding by such persons must also be disclosed. Furthermore, under our listing agreement with the stock exchanges where our shares are listed, we are required to periodically disclose to such stock exchanges the name and percentage of shares held by persons or entities that hold more than 1% of our Ordinary Shares. For the purposes of the above, reporting and takeover requirements under our listing agreements, shares withdrawn from our ADS/GDS facility will be included as part of a person’s shareholding in us.

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

For details regarding voting rights, please refer to Item  10.B “ — Memorandum and Articles of Association — Voting Rights”.

B. Related Party Transactions.

For a description of our related party transactions, please refer to Note 40 to our Consolidated Financial Statements

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

Dividend Policy.

Any dividend declared by Tata Motors is based on the profits available for distribution as reported in the unconsolidated statutory financial statements of Tata Motors prepared in accordance with Indian GAAP. Further, Indian law mandates that dividend be declared out of distributable profits only after the transfer of a specified percentage of net income computed in accordance with current regulations to a general reserve. Based on the net income available for appropriation, dividends are recommended by the Board of Directors for approval by the shareholders at our Annual General Meeting. Further, the Board of Directors may also pay an interim dividend at its discretion. Since Fiscal year 1956, we have had an uninterrupted dividend distribution except for the Fiscal years 2001 and 2002. We returned to dividend distribution in Fiscal 2003. In view of our profitable performance, we declared dividends (excluding dividend tax) totaling Rs. 8,590 million, 3,116 million and Rs. 5,784  million for Fiscal 2011, 2010 and 2009 to the shareholders.

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

B. Plan of Distribution.

Not applicable.

C. Markets.

	NSE			BSE			NYSE
	Closing Price per Ordinary Share			Closing Price per Ordinary Share			Closing Price per ADS
	Period High	Period Low		Period High	Period Low		Period High	Period Low
	(Rs. Per Share)		Avg. Daily Trading Volume (in ‘000)	(Rs. Per Share)		Avg. Daily Trading Volume (in ‘000)	(US$ Per ADS)		Avg. Daily Trading Volume (in ‘000)
Fiscal
2011	1365.15	673.45	3667.12	1365.60	673.70	693.39	36.00	15.65	849.69
2010	826.45	180.00	4987.09	827.40	179.85	1388.76	18.77	5.36	580.72
2009	691.55	126.20	1734.36	690.45	126.45	502.91	17.15	3.14	466.25
2008	830.55	609.40	1311.00	830.40	606.35	305.71	20.85	14.98	518.73
2007	986.25	659.20	1590.12	985.35	658.05	441.92	22.10	14.27	427.74
Fiscal
2012
1st Quarter	1298.70	931.00	2111.76	1295.05	930.25	349.93	28.58	21.10	927.20
Fiscal
2011
1st Quarter	872.60	673.45	4858.74	872.85	673.70	924.54	20.60	15.65	508.24
2nd Quarter	1106.45	750.95	3569.12	1106.65	750.90	798.15	25.52	17.16	654.94
3rd Quarter	1365.15	1102.95	3263.50	1365.60	1104.90	511.13	36.00	25.59	1062.97
4th Quarter	1308.45	1054.40	2982.49	1306.45	1058.25	536.80	30.06	23.93	1177.51
2010
1st Quarter	389.20	180.00	5552.20	389.05	179.85	1412.28	10.58	5.36	673.98
2nd Quarter	614.85	262.65	6184.43	614.50	262.05	1600.82	13.33	7.64	485.31
3rd Quarter	791.55	529.30	4344.56	792.60	529.4	1004.88	17.19	11.38	593.37
4th Quarter	826.45	667.40	3798.06	827.40	668.70	1529.71	18.77	14.28	571.24
Month
June 2011	1079.90	931.00	2466.39	1079.45	930.25	412.63	23.50	21.10	1100.19
May 2011	1225.35	1077.35	2247.23	1228.55	1078.15	369.54	27.26	24.23	966.56
April 2011	1298.70	1201.30	1512.76	1295.05	1203.30	249.34	28.58	26.89	695.58
March 2011	1249.00	1117.45	2212.23	1247.50	1117.95	408.68	28.16	25.02	981.71
February 2011	1248.60	1054.40	3773.63	1250.80	1058.25	739.16	27.07	23.93	1322.09
January 2011	1308.45	1147.05	3038.65	1306.45	1145.70	475.37	30.06	24.26	1265.33

On July 27, 2011 the reported closing price of our shares on BSE and NSE was Rs1052.95 per share and Rs.1055.45 per share, respectively. On July 26, 2011 the ADS closing price on the NYSE was $23.36 per ADS

	NSE			BSE
	Closing Price per ‘A’ Ordinary Share			Closing Price ‘A’ Ordinary Share
	Period High	Period Low		Period High	Period Low
	(Rs. Per Share)		Avg. Daily Trading Volume (in ‘000)	(Rs. Per Share)		Avg. Daily Trading Volume (in ‘000)
Fiscal
2011	909.65	450.05	405.58	909.45	450.00	113.53
2010	513.55	175.35	121.36	515.00	258.00	72.21
2009	278.40	113.35	0.18	293.00	136.00	0.19
Fiscal
2012
1st Quarter	711.20	530.10	453.73	711.50	530.75	95.12
Fiscal
2011
1st Quarter	600.70	450.05	359.73	600.35	450.00	192.47
2nd Quarter	799.15	489.20	306.18	793.60	488.35	79.70
3rd Quarter	909.65	754.00	607.69	909.45	752.50	134.58
4th Quarter	789.00	588.30	344.49	788.30	586.50	47.06
Fiscal
2010
1st Quarter	320.00	175.35	0.10	318.00	270.35	0.16
2nd Quarter	437.95	235.25	62.22	437.95	258.00	63.99
3rd Quarter	513.55	413.75	283.89	515.00	417.35	151.77
4th Quarter	511.35	379.35	98.41	509.95	379.00	40.53
Month
June 2011	623.90	530.10	489.19	624.55	530.75	77.19
May 2011	704.70	612.10	471.44	704.50	610.95	73.86
April 2011	711.20	673.45	388.73	711.50	673.50	143.01
March 2011	719.90	628.40	301.33	718.90	627.55	59.35
February 2011	727.65	588.30	351.14	727.75	586.50	41.31
January 2011	789.00	683.90	385.31	788.30	682.10	39.29

On July 27, 2011 the reported closing price of our shares on BSE and NSE was Rs.573.65 per share and Rs. 573.70 per share, respectively.

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

Our Board of Directors have approved subdivision of our Ordinary Shares and ‘A’ Ordinary Shares of Rs 10/- each into Ordinary Shares and ‘A’ Ordinary Shares of Rs 2/- each for which Shareholders approval will be availed at the ensuing Annual General Meeting . The ADSs and GDSs currently representing one underlying Ordinary Share of Rs 10/- each would after subdivision represent 5 underlying Ordinary Shares of Rs 2/- each respectively.

Details of history and changes in our capital structure in the last three years

The following table sets out the details of the equity shares allotted by us in the last three years:

Description of Paid up Capital	Ordinary Shares	Description of Paid up Capital	‘A’ Ordinary Shares
Capital as on March 31, 2008	385,503,954	Capital as on March 31, 2008	Nil
FCCN Conversion	1,53,025
Rights Issue 2008	64,175,655	Issue of ‘A’ Ordinary Shares-Oct 2008	64,175,655
Abeyance cases	25	Abeyance cases	Nil
Capital as on March 31, 2009	449,832,659	Capital as on March 31, 2009	64,175,655
Abeyance cases	939	Abeyance cases	719
GDS Issue 2009	29,904,306
Enhanced FCCNs Conversion US$ and JPY notes	26,643,266
Capital as on March 31, 2010	506,381,170	Capital as on March 31, 2010	64,176,374
Abeyance cases	306	Abeyance cases	306
Capital as on July 31, 2010	506,381,476	Capital as on July 31, 2010	64,176,680
Capital as on August 31, 2010	506,381,476	Capital as on August 31, 2010	64,176,680
QIP Issuance	8,320,300	QIP Issuance	32,165,000
Capital as on October 11, 2010	514,701,776	Capital as on October 11, 2010	96,341,680
FCCN Conversion	7,758,937

Description of Paid up Capital	Ordinary Shares	Description of Paid up Capital	‘A’ Ordinary Shares
Capital as on November 15, 2010	522,460,713	Capital as on November 15, 2010	96,341,680
FCCN Conversion	8,511,861
Capital as on November 30, 2010	530,972,574	Capital as on November 30, 2010	96,341,680
FCCN Conversion	5,751,162
Capital as on December 20, 2010	536,723,736	Capital as on December 20, 2010	96,341,680
Abeyance cases	82	Abeyance cases	26
Capital as on December 21, 2010	536,723,818	Capital as on December 21, 2010	96,341,706
FCCN Conversion	445,411
Capital as on January 17, 2011	537,169,229	Capital as on January 17, 2011	96,341,706
FCCN Conversion	47,641
Capital as on February 28, 2011	537,216,870	Capital as on February 28, 2011	96,341,706
FCCN Conversion	1,055,414
Capital as on March 31, 2011	538,272,284	Capital as on March 31, 2011	96,341,706
Abeyance cases	50,199	Abeyance cases	44,765
Capital as on May 23, 2011	538,322,483	Capital as on May 23, 2011	96,386,471
Capital as on May 31, 2011	538,322,483	Capital as on May 31, 2011	96,386,471
Capital as on June 30, 2011	538,322,483	Capital as on June 30, 2011	96,386,471

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

Our Articles of Association provide that, by a special resolution passed at the general meeting, we may consolidate or subdivide our share capital, convert all or any of our fully paid-up shares into stock and re-convert that stock into fully paid-up shares or cancel shares which have not been taken up by any person. The Company may also from time to time by special resolution reduce its capital.

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

C. Material Contracts.

Except as given below, neither Tata Motors Limited nor any of its consolidated subsidiaries or associated companies is a party to any material contract other than contracts entered into in the ordinary course of business:

•	the Tata Brand Equity and Business Promotion Agreement incorporated by reference into this annual report as Exhibit 4.1, which is described in Item 4.C of this annual report;

•	the agreement entered into by us with Mr. P.M. Telang for his appointment as Managing Director-India Operations, which is incorporated by reference into this annual report; as Exhibit 4.2;

•	the agreement for the sale and purchase of Jaguar and Land Rover, which is incorporated by reference in this annual report as Exhibit 4.3;

•	the agreement dated May 27, 2010 entered into by us with Mr. Carl-Peter Forster, which is incorporated by reference in this annual report as Exhibit 4.4;

•	the Secondment agreement dated June 1, 2010 entered into by Jaguar Land Rover with Mr. Carl-Peter Forster .

•	the agreement dated January 26, 2010 entered into by Jaguar Land Rover with Dr. Ralf Speth.

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

Foreign Direct Investment

The Government of India, pursuant to its liberalization policy, set up the Foreign Investment Promotion Board, or the FIPB, to regulate all foreign direct investment into India. Foreign Direct Investment, means investment by way of subscription and/or purchase of securities of an Indian company by a non resident investor. Regulatory approval is required for investment in some sectors, including housing, petroleum (other than refining), defense and strategic industries. Also, the following investments would require the prior regulatory permission of :

•	investments, including a transfer of shares, in excess of specified sectoral caps;

•	investments by an unincorporated entity;

•	investment in industries for which industrial licensing is compulsory; and

•

all proposals relating to acquisition of shares of an Indian company by a foreign investor (including individuals of Indian nationality or origin residing outside India (a “Non-Resident Indian”), the activities of which company are not under the “automatic” route under existing Indian foreign investment policy or where the Indian company is engaged in the financial services sector or where the acquisition of shares attracts the provisions of the Takeover Code. Prior permission of the RBI is required for the transfer of shares from residents to non-residents in the financial services sector or, in transactions subject to the Indian Takeover Code, or the Insurance Regulatory and Development Authority.

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

Indirect Foreign Investment

In April 2010, the Indian Government issued the Consolidated FDI Policy (“Policy”) setting out guidelines for foreign investment in India. The policy is to be reissued every six months. The Policy inter alia prescribes the guidelines for (i) the calculation of total indirect foreign investment in Indian companies, (ii) transfer of ownership or control of Indian companies in sectors with caps from resident Indian citizens to non-resident entities and (iii) guidelines on downstream investments by Indian companies. Pursuant to the Policy, for the purposes of computation of indirect foreign investment in an Indian company, foreign investments in its parent company, by FIIs (holding as of March 31, 2010), NRIs, ADRs, GDRs, FCCBs, FDI, convertible preference shares and convertible currency debentures are required to be taken together.

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

Transfer of ADRs by Non-residents

The Ministry of Finance, Government of India, has granted general permission for the transfer of ADRs outside India and also permitted non-resident holders of ADRs to surrender ADRs in exchange for the underlying shares. Pursuant to the terms of the relevant deposit agreement an investor who surrenders ADRs and withdraws shares is permitted to re-deposit such shares subject to the total issued ADRs and obtains ADRs at a later time.

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

Two-way Fungibility of Depositary Receipts

We offer foreign investors a limited facility for conversion of Ordinary Shares into American Depositary Receipts within the limits permissible for two-way Fungibility, as announced by the Reserve Bank of India vide its operative guidelines for the limited two way fungibility under the “Issue of Foreign Currency Convertible Bond and Ordinary Shares (Through Depository Receipt Mechanism) Scheme, 1993, dated February 13, 2002.

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

With regard to Indian tax, the following discussion addresses only the tax consequences for persons that are “non-residents” of India, as defined in the Indian Income Tax Act of 1961 (the “Income Tax Act”), and is based on the provisions of Section 115AC and other applicable provisions of the Income Tax Act and the Issue of Foreign Currency Convertible Bonds and Ordinary Shares (Through Depository Receipt Mechanism) Scheme, 1993 promulgated by the Government of India (together, the “Section 115AC Regime).

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

The Direct Tax Code 2010, or DTC, proposes to replace the existing Income Tax Act, 1961, with a view to simplify and rationalize the tax provisions into one unified rate structure. The DTC is proposed to come into effect from April 1, 2012 .The various proposals included in DTC are subject to review by Indian parliament and as such impact if any, is not quantifiable at this stage

This summary is not intended to constitute a complete analysis of the individual tax consequences to non resident holders for the acquisition, ownership and sale of ADSs and equity shares.

Taxation of Dividends

Indian Taxation

Dividends paid to non-residents of India will not be subject to Indian tax. However, the Company will be liable to pay a “dividend distribution tax”, currently at the rate of 15% (plus a surcharge at 5% and an additional education tax (“cess”) at the rate of 3% on the sum of the dividend distribution tax and surcharge) on the total amount distributed as a dividend. The effective rate of dividend distribution tax is 16.22%.

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

Equity shares (including shares issuable on the exchange of the ADSs) held by a non-resident investor for a period of more than 12 months are treated as long-term capital assets and the capital gains arising on the sale thereof are treated as long-term capital gains. If the equity shares are held for a period of 12 months or less, it are treated as short-term capital assets and the capital gains arising on the sale thereof are treated as short-term capital gains. A non-resident holder’s holding period (for purposes of determining the applicable Indian capital gains tax rate) in respect of shares received in exchange for ADSs commences on the date of the advice of withdrawal of such shares by the relevant depository to its custodian

For the purpose of computing capital gains tax on the sale of the equity shares, the cost of acquisition of equity shares received in exchange for ADSs will be determined on the basis of the prevailing price of the shares on the Indian Stock Exchanges as on the date on which the relevant depository gives notice to its custodian for the delivery of such equity shares upon redemption of the ADSs, while the cost of acquisition of shares directly converted from the ADSs will be determined on the basis of the price prevailing on the Indian Stock Exchanges on the date of conversion into equity shares.

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

Capital gains realized in respect of equity shares held (calculated in the manner set forth in the prior paragraph) for 12 months or less (short-term gain) on which STT is paid in the manner and rates set out above, is subject to tax at the rate of 15% plus applicable surcharge on income tax and an education cess at the applicable rate. In the event that no STT is paid, short term gain is subject to tax at variable rates with the maximum rate of 40% plus applicable rate of surcharge on income tax and education cess at the applicable rate. The actual rate of tax on short term gains depends on a number of factors, including the legal status of the non-resident holder and the type of income chargeable in India.

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

See Note 37 of our audited consolidated financial statements for additional disclosures on financial instruments including disclosure on fair value of financial instruments.

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

Fees and Other Payments Made by the Depositary to U.S.

For Fiscal 2011, we have received US$ 1.27 million from the Depositary for standard out of pocket maintenance costs of our ADR Program consisting of continuing annual stock exchange listing fees, special investor promotion activities & issue related expenses, cost for preparing and audit of IFRS accounts, legal/ accounting fees associated with the foreign listing, miscellaneous expenses such as costs associated with voting of ADRs holders, payment made to proxy firms, etc. In addition, for the Fiscal year ended March 31, 2011, our Depositary has agreed to reimburse us an additional US$ 2,701,872 for program related, miscellaneous expenses.

PART II

Item 13.	Defaults, Dividend Arrearages and Delinquencies.

None.

Item 14.	Material Modifications to the Rights of Security Holders and Use of Proceeds.

None.

Item 15:	Controls and Procedures.

Disclosure Controls and Procedures

Tata Motors performed an evaluation of the effectiveness of the design and operation of its disclosure controls and procedures as of March 31, 2011. Based on this evaluation, our Managing Director and Group Chief Executive Officer, Carl-Peter Forster, our Managing Director - India Operations, P. M. Telang and our Chief Financial Officer, C. Ramakrishnan have concluded that our disclosure controls and procedures as defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934 (the Exchange Act) are effective.

Based on this evaluation, our Chief Executive Officer and Chief Financial Officer concluded that our disclosure controls and procedures are effective, as of March 31, 2011, to provide reasonable assurance that the information required to be disclosed in filings and submissions under the Exchange Act is recorded, processed, summarized, and reported within the time periods specified by the SEC’s rules and forms, and that such information is accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, as appropriate to allow timely decisions about required disclosure.

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

Our management conducted an assessment of the effectiveness of our internal control over financial reporting based on the framework established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this assessment, management has determined that our internal control over financial reporting as at March 31, 2011 is effective.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions or that the degree of compliance with the policies or procedures may deteriorate.

The effectiveness of our internal control over financial reporting as at March 31, 2011 has been audited by Deloitte Haskins & Sells, an independent registered public accounting firm, as stated in their report appearing on the accompanying consolidated financial statements in Item 18, which expresses an unqualified opinion on the effectiveness of our internal control over financial reporting as at March 31, 2011.

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

DHS has served as our independent public accountant for each of the years ended March 31, 2011 and March 31, 2010, for which audited financial statements appear in this annual report.

The following table presents the aggregate fees for professional services and other services rendered by DHS and the various member firms of Deloitte to us including some of our subsidiaries in Fiscal 2011 and 2010.

	2011	2011	2010
	US$ in million	Rs. in million
Audit Fees	6.5	288.9	284.9	Audit and review of financial statements
Tax Fees	0.2	10.4	7.8	Tax audit, certification of foreign remittances and tax advisory services
All Other Fees	0.2	7.2	10.1	Other certifications and advisory services

Total	6.9	306.5	302.8

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

Independent directors: The Board has determined the independence of its directors pursuant to applicable Indian listing requirements. Seven directors of the Board of Directors are independent directors pursuant to such requirements. Under such requirements, a non-executive director is considered independent if he:

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

Item 17.	Financial Statements.

We have elected to provide the financial statements and related information specified in Item 18 in lieu of Item 17.

Item 18.	Financial Statements.

The information required by this item is set forth beginning on page F-1 of this annual report.

Item 19.	EXHIBITS.

Exhibit Number	Description

1.1—	Our Certificate of Incorporation.***

1.2—	Our Memorandum and Articles of Association, as amended.****

2.2—	Form of Amended and Restated Deposit Agreement among Tata Motors Limited, Citibank, N.A. as Depositary and all owners and holders from time to time of American Depositary Receipts, including the form of American Depositary Receipt.**

4.1—	Tata Brand Equity & Business Promotion Agreement, dated December 18, 1998, between Tata Sons Limited and Tata Engineering and Locomotive Company Limited (now Tata Motors Limited).*

4.2—	Agreement for appointment of Mr. P M Telang as our Managing Director.*****

4.3—	Agreement for the sale and purchase of Jaguar and Land Rover, dated March 25, 2008, among Ford Motor Company, TML Holdings Limited and Tata Motors Limited.****

4.4—	Agreement for appointment of Mr. Carl-Peter Forster as our CEO & Managing Director.******

7.1—	Computation of Net Debt to Shareholders’ Equity Ratio.

8.1—	List of our Subsidiaries.

11.1—	The Tata Code of Conduct.*

12.1—	Certification of the Principal Executive Officer required by Rule 13a – 14(a).

12.2—	Certification of the Principal Executive Officer required by Rule 13a – 14(a).

12.3—	Certification of the Principal Financial Officer required by Rule 13a – 14(a).

13—	Certification of the Chief Executive Officer and Chief Financial Officer required by Rule 13a – 14(b) and Section 1350 of Chapter 63 of Title 18 of the United States Code.

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
** Incorporated by reference to our Registration Statement on Form F-6 (File no 333-119066) filed on September 16, 2004.
*** Incorporated by reference to our Annual Report on Form 20-F File No. 001-32294 filed on September 27, 2005.
**** Incorporated by reference to our Annual Report on Form 20-F File No. 001-32294 filed on September 28, 2008.
***** Incorporated by reference to our Annual Report on Form 20-F File No.001-32294 filed on October 7, 2009.
****** Incorporated by reference to our Annual Report on Form 20-F File No.001-32294 filed on September 30, 2010

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

July 28, 2011

TATA MOTORS LIMITED

By	/s/ CARL-PETER FORSTER
Name:	Carl-Peter Forster
Title:	Managing Director & Group CEO

By	/s/ P M TELANG
Name:	P. M. Telang
Title:	Managing Director - India Operations

By	/s/ C. RAMAKRISHNAN
Name:	C. Ramakrishnan
Title:	Chief Financial Officer

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of

Tata Motors Limited

Mumbai, India

We have audited the accompanying consolidated balance sheets of Tata Motors Limited and subsidiaries (the “Company” or “Tata Motors”) as of March 31, 2011 and 2010, and the related consolidated statements of operations, comprehensive income / loss, cash flows, and changes in equity for each of the three years in the period ended March 31, 2011. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Tata Motors Limited and subsidiaries as of March 31, 2011 and 2010, and the results of their operations and their cash flows for each of the three years in the period ended March 31, 2011, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

As discussed in Note 2(v), the Company changed its method of accounting for changes in ownership interests in subsidiaries and business combinations in the year ended March 31, 2010.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company’s internal control over financial reporting as of March 31, 2011, based on the criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated July 28, 2011 expressed an unqualified opinion on the Company’s internal control over financial reporting.

Our audit for the year ended and as of March 31, 2011, also comprehended the translation of Indian rupee amounts into United States dollar amounts and in our opinion, such translation has been made in conformity with the basis stated in Note 2(x). The translation of the consolidated financial statements amounts into United States dollars have been made solely for the convenience of the readers.

/s/ Deloitte Haskins & Sells

Mumbai, India

July 28, 2011

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of

Tata Motors Limited

Mumbai, India

We have audited the internal control over financial reporting of Tata Motors Limited and subsidiaries (the “Company”) as of March 31, 2011, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in Item 15 under Controls and Procedures of the accompanying Form 20-F titled Management’s Annual Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit.

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

In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of March 31, 2011, based on the criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated financial statements as of and for the year ended March 31, 2011 of the Company and our report dated July 28, 2011 expressed an unqualified opinion on those financial statements.

/s/ Deloitte Haskins & Sells

Mumbai, India

July 28, 2011

Tata Motors Limited and subsidiaries

Consolidated Balance Sheets

	As of March 31,
	Notes	2011		2011		2010
	(In millions)
ASSETS:
Current assets:
Cash and cash equivalents	3	US$	2,033.2	Rs.	90,670.9	Rs.	63,462.9
Short-term deposits with banks			173.5		7,735.2		4,187.1
Finance receivables	4		1,452.0		64,752.1		71,007.8
Trade receivables			1,517.9		67,689.0		70,169.5
Investments	6		252.7		11,269.2		11,058.7
Other financial assets	7		251.4		11,213.1		5,387.3
Inventories	8		3,129.2		139,547.7		110,674.6
Other current assets	9		905.5		40,379.0		32,800.1
Current income tax assets			102.4		4,564.9		246.5

Total current assets			9,817.8		437,821.1		368,994.5

Finance receivables	4		1,829.3		81,575.6		76,135.0
Investments	6		170.8		7,616.0		6,181.1
Other financial assets	10		336.8		15,018.2		28,144.9
Property, plant and equipment	11		5,213.1		232,479.0		223,128.9
Goodwill	13		84.3		3,760.8		3,518.3
Intangible assets	14		4,477.0		199,652.6		154,700.4
Investment in equity accounted investees	15		639.2		28,504.3		27,298.6
Non-current income tax assets			102.6		4,573.6		7,443.4
Deferred income taxes	16		238.6		10,640.7		5,939.1
Other non-current assets	17		221.7		9,885.0		6,926.0

Total non-current assets			13,313.4		593,705.8		539,415.7

Total assets		US$	23,131.2	Rs.	1,031,526.9	Rs.	908,410.2

LIABILITIES AND EQUITY:
Liabilities:
Current liabilities:
Accounts payable		US$	5,043.5	Rs.	224,904.7	Rs.	183,269.9
Acceptances			1,202.1		53,607.8		72,741.6
Short-term borrowings and current portion of long-term debt	18		4,170.7		185,990.8		224,254.3
Other financial liabilities	19		280.7		12,519.7		11,450.7
Provisions	20		492.8		21,976.3		24,006.8
Other current liabilities	21		952.1		42,459.8		36,642.3
Current income tax liabilities			165.1		7,363.9		2,068.3

Total current liabilities			12,307.0		548,823.0		554,433.9

Long-term debt	22		4,517.8		201,471.3		198,897.4
Other financial liabilities	23		125.8		5,611.9		8,230.5
Non-current income tax liabilities			—		—		777.0
Deferred income taxes	16		313.1		13,963.0		13,634.5
Provisions	20		643.9		28,713.9		22,273.6
Other liabilities	24		486.3		21,684.5		7,940.5

Total non-current liabilities			6,086.9		271,444.6		251,753.5

Total liabilities			18,393.9		820,267.6		806,187.4

Equity:
Ordinary shares	25		120.7		5,383.1		5,064.2
‘A’ Ordinary shares	25		21.6		963.4		641.8
Additional paid-in capital			3,935.1		175,484.7		115,496.7

	As of March 31,
	Notes	2011		2011		2010
	(In millions)
Reserves			1,012.1		45,136.2		4,223.8
Other components of equity	26		(405.8)		(18,098.4)		(25,248.8)

Equity attributable to shareholders of Tata Motors Limited			4,683.7		208,869.0		100,177.7
Non-controlling interests			53.6		2,390.3		2,045.1

Total equity			4,737.3		211,259.3		102,222.8

Total liabilities and equity		US$	23,131.2	Rs.	1,031,526.9	Rs.	908,410.2

See accompanying notes to consolidated financial statements

Tata Motors Limited and subsidiaries

Consolidated Statements of Operations

	Year ended March 31,
	Notes		2011		2011		2010		2009
	(In millions, except per share amounts)
Revenues			US$	27,130.9	Rs.	1,209,902.6	Rs.	904,465.9	Rs.	702,636.0

Finance revenues				498.5		22,231.5		21,796.9		20,170.3

Total revenues				27,629.4		1,232,134.1		926,262.8		722,806.3

Change in inventories of finished goods and work-in- progress				(423.2)		(18,874.7)		(9,343.9)		15,793.3
Purchase of products for sale				2,713.3		121,000.6		96,839.1		71,260.2
Raw materials and consumables				15,564.5		694,097.9		531,209.4		401,679.9
Employee cost	28			2,068.6		92,249.6		87,944.9		75,199.7
Depreciation and amortization				974.2		43,445.7		36,636.6		28,039.8
Other expenses	29			5,210.0		232,341.7		180,807.7		175,613.6
Expenditure capitalized				(1,287.9)		(57,433.1)		(46,046.7)		(45,310.9)
Gain on sale of controlling equity interest in subsidiary	30			—		—		(27,565.5)		(1,404.7)
Other (income) / loss (net)	31			184.3		8,218.0		418.6		(14,294.8)
Excess of fair value of net assets acquired over cost of acquisition	34(a	)		—		—		—		(6,569.6)
Foreign exchange (gain)/loss (net)				(69.3)		(3,090.0)		(16,045.3)		48,142.8
Interest income				(82.3)		(3,669.5)		(2,570.1)		(3,097.2)
Interest expense (net)	32			826.4		36,853.5		40,396.0		34,222.3
Share of (profit)/loss of equity accounted investees	15			10.3		458.4		1,229.3		3,464.0

Net income/ (loss) before tax			US$	1,940.5		Rs. 86,536.0	Rs.	52,352.7	Rs.	(59,932.1)

Income tax expense	16			(286.7)		(12,787.3)		(14,771.6)		(841.8)

Net income/ (loss)			US$	1,653.8	Rs.	73,748.7	Rs.	37,581.1	Rs.	(60,773.9)
Attributable to:
Shareholders of Tata Motors Limited				1,646.0		73,401.8		38,028.7		(60,142.3)
Non-controlling interests				7.8		346.9		(447.6)		(631.6)

Earnings/(loss) per share:	42
Ordinary shares:
Basic			US$	2.8	Rs.	122.9	Rs.	72.0	Rs.	(136.5)
Diluted			US$	2.8	Rs.	122.7	Rs.	71.9	Rs.	(136.5)
‘A’ Ordinary shares:
Basic			US$	2.8	Rs.	123.4	Rs.	72.5	Rs.	(136.5)
Diluted			US$	2.8	Rs.	123.2	Rs.	72.4	Rs.	(136.5)

See accompanying notes to consolidated financial statements

Consolidated Statements of Comprehensive Income / Loss

	Year ended March 31,
	2011		2011		2010		2009
	(In millions)
Net income/(loss)	US$	1,653.8	Rs.	73,748.7	Rs.	37,581.1	Rs.	(60,773.9)
Other comprehensive income
Currency translation differences		125.9		5,613.3		(5,629.9)		(20,983.7)
Gain/(loss) on cash flow hedges (net)		34.3		1,528.7		875.1		(875.1)
Actuarial gains and (losses) (net)*		(503.1)		(22,436.0)		(2,165.2)		(15,746.5)
Available-for-sale investments		0.9		38.8		198.5		(20,102.1)
Share of other comprehensive income of equity accounted investees		0.2		7.3		(17.6)		1.4

Other comprehensive income/(loss) for the year, net of tax		(341.8)		(15,247.9)		(6,739.1)		(57,706.0)

Total comprehensive income/(loss) for the year	US$	1,312.0	Rs.	58,500.8	Rs.	30,842.0	Rs.	(118,479.9)

Attributable to:
Shareholders of Tata Motors Limited		1,303.4		58,115.5		31,385.4		(117,849.4)
Non-controlling interests		8.6		385.3		(543.4)		(630.5)
*	Net of tax, Rs. 717.4 million, Rs. 211.8 million and Rs. 75.8 million for the years ended March 31, 2011, March 31, 2010 and March 31, 2009, respectively.

See accompanying notes to consolidated financial statements

Tata Motors Limited and subsidiaries

Consolidated Statements of Cash Flows

	Year ended March 31,
	2011		2011	2010	2009
	( In millions)
Cash flows from operating activities:
Net income/(loss)	US$	1,653.8	Rs. 73,748.7	Rs. 37,581.1	Rs. (60,773.9)
Adjustments for:
Depreciation and amortization		974.2	43,445.7	36,636.6	28,039.8
Inventory write-down		33.9	1,512.5	2,851.0	1,349.4
Allowances for finance receivables		109.3	4,872.7	4,922.6	7,153.2
Allowances for trade and other receivables		24.7	1,099.4	1,587.0	1,371.9
Share of loss of equity accounted investees		10.3	458.4	1,229.3	3,464.0
Loss on sale of assets / assets written off		6.4	284.7	1,404.0	60.6
Write off of goodwill		—	—	10.9	17.0
Gain on sale of controlling stake/ equity interest in subsidiary/equity accounted investees		—	—	(27,565.5)	(1,377.8)
Loss on shares issued by subsidiary		—	—	—	3.1
Gain on sale of investments		(3.7)	(166.6)	(7,023.1)	(6,058.0)
(Gain)/loss on conversion option		310.6	13,850.1	11,173.5	(2,806.5)
Profit on buy back of convertible alternative reference securities/ foreign currency convertible notes		—	—	—	(493.9)
Excess of fair value of net assets acquired over cost of acquisition		—	—	—	(6,569.6)
Foreign exchange (gain) / loss		(23.1)	(1,030.2)	(12,717.3)	34,765.6
Income tax expense		286.7	12,787.3	14,771.6	841.8
Interest expense (net)		826.4	36,853.5	40,396.0	34,222.3
Interest income		(82.3)	(3,669.5)	(2,570.1)	(3,097.2)
Dividend income		(14.7)	(654.3)	(351.4)	(741.9)
Non-cash dividend income on mutual funds		(0.3)	(13.3)	(12.3)	(41.7)

Cash flows from operating activities before changes in following assets and liabilities		4,112.2	183,379.1	102,323.9	29,328.2
Trade receivable		78.8	3,512.1	(25,531.8)	19,486.8
Finance receivable		(87.2)	(3,890.5)	6,833.1	(1,720.7)
Other financial assets		3.8	170.6	(1,376.0)	(2,103.9)
Other current assets		(150.3)	(6,702.7)	(8,595.4)	(2,596.2)
Inventories		(618.2)	(27,569.9)	(15,854.9)	18,622.6
Other non-current assets		(46.4)	(2,070.9)	(2,265.4)	8,953.4
Accounts payable		751.2	33,498.4	43,082.9	11,644.0
Acceptances		(429.5)	(19,151.7)	26,073.3	5,703.0
Other current liabilities		107.1	4,776.5	27,314.4	(45,614.9)
Other financial liabilities		(57.4)	(2,561.9)	(2,194.1)	6,463.2
Other non-current liabilities		(215.6)	(9,612.6)	(1,058.6)	6,902.4
Provisions		46.9	2,092.5	(8,062.4)	(24,205.2)

Cash generated from operations		3,495.4	155,869.0	140,689.0	30,862.7
Income tax paid		(311.5)	(13,892.6)	(12,324.0)	(5,668.4)

Net cash provided by operating activities		3,183.9	141,976.4	128,365.0	25,194.3

	Year ended March 31,
	2011	2011	2010	2009
	( In millions)
Cash flows from investing activities:
Deposits with banks	(279.2)	(12,451.5)	(4,150.3)	(168.1)
Realization of deposits with banks	199.6	8,903.3	21.5	—
Repayment of loans / Loans (given) to equity accounted investees and others	1.0	48.0	(93.8)	(3,177.6)
Realization/ (deposit) of foreign currency deposits with banks	—	—	—	11,338.0
Purchases of available-for-sale investments	(7.4)	(332.0)	(9,895.5)	(22.3)
Purchases of other investments	(25.5)	(1,139.0)	—	—
Proceeds from sale of available-for-sale investments	1.4	64.3	10,056.5	16,125.3
Proceeds from sale of investments classified as loans and receivables	1.5	69.0	55.9	7.1

Tata Motors Limited and subsidiaries

Consolidated Statements of Cash Flows

	Year ended March 31,
	2011		2011	2010	2009
	(In millions)
Proceeds from sale of controlling / equity ownership interest in subsidiary, net of cash	US$	—	Rs. —	Rs. 11,144.8	Rs. 1,379.3
Proceeds from sale of investments in equity accounted investees		—	—	—	16.8
Proceeds from sale of other investments		—	2.0	—	820.7
Deposits of margin money and other restricted deposits		(203.0)	(9,053.8)	(14,417.9)	(15,564.4)
Realization of margin money and other restricted deposits		410.0	18,285.2	11,421.6	12,371.3
Investments in equity accounted investees		(46.1)	(2,056.8)	(1,324.3)	(3,027.4)
Dividends received from equity accounted investees		9.0	399.9	94.7	296.3
Interest received		77.4	3,451.7	2,585.0	3,984.7
Dividend received		14.7	654.3	351.4	741.9
Payments for property, plant and equipment		(759.1)	(33,852.8)	(37,714.0)	(47,608.3)
Proceeds from sale of property, plant and equipment		8.6	384.4	311.0	832.4
Payments for intangible assets		(1,081.9)	(48,245.2)	(44,013.3)	(42,081.5)
Proceeds from sale of intangible assets		—	—	11.9	—
Part payment of purchase consideration for acquisition of subsidiaries		—	—	(426.0)	—
Payments for acquisitions, net of cash acquired		(2.7)	(119.4)	—	(98,643.7)

Net cash used in investing activities		(1,681.7)	(74,988.4)	(75,980.8)	(162,379.5)

Cash flows from financing activities:
Proceeds from issuance of shares		751.4	33,510.0	17,942.4	41,393.2
Shares issuance costs and FCCN conversion expenses		(23.1)	(1,030.8)	(711.2)	(296.7)
Proceeds from issue of shares by a subsidiary to non-controlling interests shareholders		1.3	57.6	542.3	3.4
Purchase of additional equity interest in a subsidiary		—	—	(137.1)	—
Dividends paid (including dividend tax)		(225.2)	(10,042.3)	(3,637.7)	(6,766.3)
Dividends paid to non-controlling interests shareholders of subsidiaries		(4.2)	(187.7)	(14.1)	(725.3)
Interest paid		(761.7)	(33,966.5)	(34,842.2)	(32,046.5)
Proceeds from issuance of short-term debt		2,978.2	132,814.8	173,904.3	183,310.3
Repayment of short-term debt		(3,241.5)	(144,556.0)	(178,696.1)	(78,642.2)
Net change in other short-term debt (with maturity up to three months)		(318.1)	(14,184.3)	(40,734.9)	41,297.2
Proceeds from issuance of long-term debt		1,496.7	66,745.3	184,103.6	71,343.3
Repayments of long-term debt		(1,618.1)	(72,159.3)	(117,782.8)	(61,584.0)
Debt issuance cost		—	—	(5,902.4)	(1,849.7)

Net cash provided by / (used in) financing activities		(964.3)	(42,999.2)	(5,965.9)	155,436.7

	Year ended March 31,
	2011		2011	2010	2009
	(In millions)
Net change in cash and cash equivalents		537.9	23,988.8	46,418.3	18,251.5
Effect of foreign exchange on cash and cash equivalents		72.2	3,219.2	(5,782.6)	(6,840.1)
Cash and cash equivalents, beginning of the year		1,423.1	63,462.9	22,827.2	11,415.8

Cash and cash equivalents, end of the year	US$	2,033.2	Rs.90,670.9	Rs.63,462.9	Rs.22,827.2

Non-cash transactions:
Liability towards property, plant and equipment and intangible assets purchased on credit / deferred credit	US$	285.6	Rs. 12,734.8	Rs.11,374.0	Rs.9,468.0

1% foreign currency convertible notes (USD) due 2011, 4% Foreign Currency Convertible Notes (USD) due 2014 and Zero coupon foreign currency convertible notes (JPY) due 2011 converted into 4,134,763 , 19,423,734 and 11,929 ordinary shares respectively during the year ended March 31, 2011, 1% foreign currency convertible notes (USD) due 2011, Zero coupon foreign currency convertible notes (JPY) due 2011 converted into 18,816,152 and 7,827,114 ordinary shares respectively during the year ended March 31, 2010, Zero coupon foreign currency convertible notes due 2009 converted into 153,025 ordinary shares during the year ended March 31, 2009

	US$	633.0	Rs. 28,230.2	Rs. 21,258.1	Rs. 100.0

See accompanying notes to consolidated financial statements

Tata Motors Limited and subsidiaries

Consolidated statements of changes in equity

For each of the years ended March 31, 2009, 2010 and 2011

					Other components of equity						Reserves / (accumulated deficit)*
	Share capital		Additional paid-in capital		Currency translation reserve		Available- for-sale investments		Hedging Reserve		Capital redemption reserve		Debenture redemption reserve		Reserve for research and human resource development		Special reserve		Earned surplus reserve		Retained earnings		Equity attributable to shareholders of Tata Motors Limited		Non- controlling interests		Total equity
Balance as of April 1, 2008	Rs.	3,855.4	Rs.	38,258.1		Rs. 548.7	Rs.	20,649.0	Rs.	—	Rs.	22.8	Rs.	3,343.6	Rs.	948.3	Rs.	787.6	Rs.	13.9	Rs.	49,537.1	Rs.	117,964.5	Rs.	6,352.0	Rs.	124,316.5
Income/(loss) for the year																						(60,142.3)		(60,142.3)		(631.6)		(60,773.9)
Other comprehensive income/(loss) for the year						(20,981.3)		(20,102.4)		(875.1)												(15,748.3)		(57,707.1)		1.1		(57,706.0)
Shares issued upon conversion of Foreign Currency Convertible Notes (net of issue expenses of Rs. 0.1 million)		1.5		98.5																				100.0				100.0
Issue of shares (net of issue expenses of Rs. 296.7 million)		1,283.6		39,813.0																				41,096.5				41,096.5
Shares issued to non-controlling interests																										3.4		3.4
Non-controlling interests on acquisition																										442.0		442.0
Dividend paid (including dividend tax)																						(6,766.3)		(6,766.3)		(725.3)		(7,491.6)
Transfer to earned surplus reserve																				57.5		(57.5)		—				—
Transfer to special reserve																		357.1				(357.1)		—				—
Transfer to debenture redemption reserve														2,678.0								(2,678.0)		—				—
Sale of controlling equity interest in a subsidiary																										(1,285.4)		(1,285.4)
Others																										24.3		24.3

Balance as of March 31, 2009	Rs.	5,140.5	Rs.	78,169.6	Rs.	(20,432.6)	Rs.	546.6	Rs.	(875.1)	Rs.	22.8	Rs.	6,021.6	Rs.	948.3	Rs.	1,144.7	Rs.	71.4	Rs.	(36,212.4)	Rs.	34,545.3	Rs.	4,180.5	Rs.	38,725.8

									Rs.	(20,761.1)											Rs.	(28,003.7)

See accompanying notes to consolidated financial statements

					Other components of equity						Reserves / (accumulated deficit)*
	Share capital		Additional paid-in capital		Currency translation reserve		Available- for -sale invest ments		Hedging Reserve		Capital redemp tion reserve		Debenture redemption reserve		Reserve for research and human resource develop ment		Special reserve		Earned surplus reserve		Retained earnings		Equity attributable to shareholders of Tata Motors Limited		Non- controlling interests		Total equity
	(In millions)
Balance as of April 1, 2009	Rs.	5,140.5	Rs.	78,169.6	Rs.	(20,432.6)	Rs.	546.6	Rs.	(875.1)	Rs.	22.8	Rs.	6,021.6	Rs.	948.3	Rs.	1,144.7	Rs.	71.4	Rs.	(36,212.4)	Rs.	34,545.3	Rs.	4,180.5	Rs.	38,725.8
Income/(loss) for the year																						38,028.7		38,028.7		(447.6)		37,581.1
Other comprehensive income /(loss) for the year						(5,549.7)		186.9		875.1												(2,155.6)		(6,643.3)		(95.8)		(6,739.1)
Shares issued upon conversion of Foreign Currency Convertible Notes (net of issue expenses of Rs. 17.4 million)		266.4		20,974.3																				21,240.7				21,240.7
Issue of shares (net of issue expenses of Rs. 711.2 million)		299.1		16,932.1																				17,231.2				17,231.2
Shares issued to non-controlling interests																										542.3		542.3
Dividend paid (including dividend tax)																						(3,645.7)		(3,645.7)		(14.1)		(3,659.8)
Transfer to earned surplus reserve																				29.7		(29.7)		—				—
Transfer to special reserve																		97.3				(97.3)		—				—
Transfer from special reserve																		(550.5)				550.5		—				—
Transfer to debenture redemption reserve														5,000.0								(5,000.0)		—				—
Sale of controlling equity interest in a subsidiary																										(2,575.6)		(2,575.6)
Changes in ownership interests in subsidiaries that do not result in a loss of control				(579.3)																				(579.3)		455.4		(123.9)

Balance as of March 31, 2010	Rs.	5,706.0	Rs.	115,496.7	Rs.	(25,982.3)	Rs.	733.5	Rs.	—	Rs.	22.8	Rs.	11,021.6	Rs.	948.3	Rs.	691.5	Rs.	101.1	Rs.	(8,561.5)	Rs.	100,177.7	Rs.	2,045.1	Rs.	102,222.8

									Rs.	(25,248.8)											Rs.	4,223.8

*	Refer note 27

See accompanying notes to consolidated financial statements

					Other components of equity						Reserves / (accumulated deficit)*
	Share capital		Additional paid-in capital		Currency translation reserve		Available- for -sale investments		Hedging Reserve		Capital redemption reserve		Debenture redemption reserve		Reserve for research and human resource development		Special reserve		Earned surplus reserve	Retained earnings		Equity attributable to shareholders of Tata Motors Limited		Non- controlling interests		Total equity
	(In millions)
Balance as of April 1, 2010	Rs.	5,706.0	Rs.	115,496.7	Rs.	(25,982.3)	Rs.	733.5	Rs.	—	Rs.	22.8	Rs.	11,021.6	Rs.	948.3	Rs.	691.5	Rs. 101.1	Rs.	(8,561.5)	Rs.	100,177.7	Rs.	2,045.1	Rs.	102,222.8
Income for the year																					73,401.8		73,401.8		346.9		73,748.7
Other comprehensive income /(loss) for the year (net of tax)						5,583.2		38.5		1,528.7											(22,436.7)		(15,286.3)		38.4		(15,247.9)
Shares issued upon conversion of Foreign Currency Convertible Notes (net of issue expenses of Rs. 18.7 million)		235.7		27,975.8																			28,211.5				28,211.5
Issue of shares (net of issue expenses of Rs. 1,012.1 million)		404.8		32,093.1																			32,497.9				32,497.9
Shares issued to non-controlling interests																									57.6		57.6
Dividend paid (including dividend tax)																					(10,052.7)		(10,052.7)		(187.7)		(10,240.4)
Transfer to earned surplus reserve																			12.1		(12.1)		—				—
Transfer to special reserve																		268.0			(268.0)		—				—
Transfer to reserve for human resource development																561.9					(561.9)		—				—
Non-controlling interest arising due to business combination																							—		9.1		9.1

				Other components of equity				Reserves / (accumulated deficit)*
	Share capital		Additional paid-in capital	Currency translation reserve	Available- for -sale invest ments		Hedging Reserve	Capital redemption reserve		Debenture redemption reserve		Reserve for research and human resource development		Special reserve		Earned surplus reserve		Retained earnings		Equity attributable to share holders of Tata Motors Limited	Non- controlling interests	Total equity
	(In millions)
Changes in ownership interests in subsidiaries that do not result in a loss of control			(80.9)																	(80.9)	80.9	—

Balance as of March 31, 2011	Rs.	6,346.5	Rs. 175,484.7	Rs. (20,399.1)	Rs.	772.0	Rs. 1,528.7	Rs.	22.8	Rs.	11,021.6	Rs.	1,510.2	Rs.	959.5	Rs.	113.2	Rs.	31,508.9	Rs. 208,869.0	Rs. 2,390.3	Rs. 211,259.3

							Rs. (18,098.4)											Rs.	45,136.2

	US$	142.3	US$ 3,935.1	US$ (457.4)	US$	17.3	US$ 34.3	US$	0.5	US$	247.1	US$	33.9	US$	21.5	US$	2.5	US$	706.6	US$ 4,683.7	US$ 53.6	US$ 4,737.3

							US$ (405.8)											US$	1,012.1

*	Refer note 27

See accompanying notes to consolidated financial statements

Tata Motors Limited and subsidiaries

Notes to Consolidated Financial Statements

1.	Background and operations

Tata Motors Limited and its subsidiaries, collectively referred to as (“the Company” or “Tata Motors”), designs, manufactures and sells a wide range of automotive vehicles. The Company provides financing for the vehicles sold by dealers of the Company in certain markets. The Company also manufactures engines for industrial and marine applications, aggregates such as axles and transmissions for commercial vehicles and factory automation equipment, and provides information technology services (also refer note 30(a) regarding sale of controlling equity interest in Telco Construction Equipment Company Limited (Telcon) – a subsidiary engaged in manufacture and sale of construction equipments).

Tata Motors Limited is a public limited company incorporated and domiciled in India and has its registered office at Mumbai, Maharashtra, India.

The consolidated financial statements were approved by the Board of Directors and authorised for issue on July 28, 2011.

On June 2, 2008, the Company acquired Jaguar Land Rover businesses (referred to as “JLR”) which included three manufacturing facilities and two advanced engineering centers in the UK, and a worldwide sales network (refer note 34(a)).

The financial statements as of and for the year ended March 31, 2009, include the operations of acquired businesses of Jaguar Land Rover , Serviplem S.A and Comoplesa Lebrero S.A. from the respective dates of acquisition and hence are not comparable with the year ended March 31, 2011 and March 31, 2010 (refer note 34(a)).

As on March 31, 2011, Tata Sons Limited (or Tata Sons), together with its subsidiaries, owns 28.96% of the ordinary shares and 18.89% of ‘A’ ordinary shares of Tata Motors Limited, and has the ability to significantly influence the Company’s operations (refer note 25 for voting rights relating to ordinary shares and ‘A’ ordinary shares).

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

Under the Jaguar Land Rover acquisition process in the financial year ended March 31, 2009, certain distribution divisions / National Sales Companies were carved out of Ford entities and were to be transferred by Ford Motor Company upon completion of formalities and receipt of local regulatory approvals. As per the sale and purchase agreement, the Company is entitled to receive and was liable for post acquisition profits and losses and therefore, the results of operations and financial position of such divisions / companies are incorporated in the consolidated financial statements. These distribution divisions / National Sales Companies have been transferred in fiscal 2010.

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

iii)	Note 14 – Impairment of indefinite life intangible assets

iv)	Note 16 – Recoverability/recognition of deferred tax assets

v)	Note 20 – Provision for product warranty

vi)	Note 33 – Assets and obligations relating to employee benefits

vii)	Note 37(a) and (d)(iv) – Determination of fair value of conversion option

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

Revenues include incentives of Rs. 8,112.8 million, Rs. 5,725.7 million and Rs. 4,155.6 million for the year ended March 31, 2011, March 31, 2010 and March 31, 2009, respectively.

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

Depreciation is provided on a straight-line basis over estimated useful lives of the assets. Estimated useful lives of the assets are as follows:

Estimated useful life (years)
Buildings	20 to 40
Plant and equipment	3 to 30
Computers	3 to 6
Vehicles	3 to 10
Furniture and fixtures	3 to 20

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

Customer related intangible consists of dealer network.

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

As of March 31, 2011 and 2010, none of the Company’s property, plant and equipment and intangible assets were considered impaired.

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

Any dividend declared by Tata Motors Limited is based on the profits available for distribution as reported in the unconsolidated statutory financial statements of Tata Motors Limited prepared in accordance with Generally Accepted Accounting Principles in India (Indian GAAP). Further, Indian law mandates that dividend be declared out of distributable profits only after the transfer of a specified percentage of net income computed in accordance with current regulations to a general reserve. Accordingly, in certain years the net income reported in these financial statements may not be fully distributable. As of March 31, 2011 and March 31, 2010, the amounts available for distribution were Rs. 85,940.6 million and Rs. 79,173.4 million respectively.

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

The Company uses foreign currency forward and option contracts to hedge its risks associated with foreign currency fluctuations relating to highly probable forecast transactions. The Company designates these forward and option contracts in a cash flow hedging relationship by applying the hedge accounting principles.

These forward and option contracts are stated at fair value at each reporting date. Changes in the fair value of these forward and option contracts that are designated and effective as hedges of future cash flows are recognized in other comprehensive income (net of tax), and the ineffective portion is recognized immediately in the statement of operations. Amounts accumulated in equity are reclassified to the statement of operations in the periods in which the forecasted transactions occurs.

For options, the time value is not considered part of the hedge, and this is treated as an ineffective hedge portion and recognised immediately in the consolidated income statement.

Hedge accounting is discontinued when the hedging instrument expires or is sold, terminated, or exercised, or no longer qualifies for hedge accounting. For forecast transactions, any cumulative gain or loss on the hedging instrument recognized in equity is retained there until the forecast transaction occurs.

If the forecast transaction is no longer expected to occur, the net cumulative gain or loss recognized in equity is immediately transferred to the statement of operations for the year.

v.	Change in accounting policy

The Company adopted/early adopted following standards/amendments to standards and interpretations:

IAS 27 Consolidated and Separate Financial Statements: Amendments to IAS 27 are applicable for annual periods beginning on or after July 1, 2009. However, the Company early adopted IAS 27 in its financial statements for the year ended March 31, 2010.

The revisions to IAS 27 principally affect the accounting for transactions or events that result in a change in the Company’s interests in its subsidiaries. The adoption of the revised Standard has affected the accounting of:-

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

The Company would have absorbed loss of Rs. 458.1 million attributable to non-controlling interests as per the earlier accounting policy. The impact of the changes described above on basic and diluted earnings per share is disclosed in note 42.

w.	New accounting pronouncements

The following pronouncements, issued by the IASB, are not yet effective and have not yet been adopted by the Company. The Company is evaluating the impact of these pronouncements on the consolidated financial statements:

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

IFRS 7 was amended in May 2010 and October 2010, as part of Improvements to IFRSs 2010. The effect of the amendments were to provide (a) qualitative disclosures in the context of quantitative disclosures to enable users to link related disclosures to form an overall picture of the nature and extent of risks arising from financial instruments and (b) help users of financial statements to evaluate the risk exposures relating to transfers of financial assets and the effect of those risks on an entity’s financial position. The amendments issued in May 2010 are effective for annual periods beginning on or after January 1, 2011 and those issued in October 2010 are effective for annual periods beginning on or after July 1, 2011. Early application is permitted.

IFRS 3 (2008) Business Combinations was amended by the IASB in May 2010 effective for annual periods beginning on or after July 01, 2010. Early application is permitted. The amendments were as follows:

•

Measurement of non-controlling interests: The option to measure non-controlling interests either at fair value or at the present ownership instrument’s proportionate share of the acquiree’s net identifiable assets.

•

Share-based payment transactions: The amendment clarifies that a liability or an equity instrument related to share based transactions of the acquiree would be measured in accordance with IFRS 2 Share-based Payment at the acquisition date.

In May 2010, IASB issued an amendment to IFRIC 13 Customer Loyalty Programmes to provide a clarification on the measurement of the fair value award credits. The amendment stated that the fair value of the award credit should take into account the amount of the discounts or incentives that would otherwise be offered to customers who have not earned award credits from an initial sale and the proportion of award credits that are not expected to be redeemed by customers. This amendment is effective for annual periods beginning on or after January 01, 2011. Earlier application is permitted.

Amendment to IAS 12 Income Taxes was issued by the IASB in December 2010 to clarify that recognition of deferred tax should have regard to the expected manner of recovery or settlement of the asset or liability. The amendment and consequential withdrawal of SIC 21 Deferred Tax: Recovery of Underlying Assets is effective for annual periods beginning on or after January 01, 2012.

An amendment to IAS 24 Related Party Disclosures was issued by the IASB in December 2010 to simplify the disclosure requirements for entities that are controlled, jointly controlled or are significantly influenced by a Government (referred to as government-related entities) and to clarify the definition of a related party. This amendment is effective for annual periods beginning on or after January 01, 2011.

An amendment to IFRIC 14 Prepayments of a Minimum Funding Requirement was issued by the IASB in December 2010 to address an unintended consequence of IFRIC 14, where entities are in some circumstances not permitted to recognize prepayments of minimum funding contributions as an asset. This amendment is effective for annual periods beginning on or after January 01, 2011.

The following new IFRSs were issued during the year and are applicable to annual reporting periods beginning on or after January 01, 2013.

IFRS 9 Financial Instruments was issued by IASB in November 2009 as part of its project for revision of the accounting guidance for financial instruments. The new standard provides guidance with respect to classification and measurement of financial assets. The standard will be effective for annual periods beginning on or after January 1, 2013, with early application permitted.

IFRS 10 Consolidated Financial Statements establishes principles for the presentation and preparation of consolidated financial statements when an entity controls one or more other entities.

IFRS 11 Joint Arrangements classifies joint arrangements as either joint operations (combining the existing concepts of jointly controlled assets and jointly controlled operations) or joint ventures (equivalent to the existing concept of a jointly controlled entity). Joint operation is a joint arrangement whereby the parties that have joint control have rights to the assets and obligations for the liabilities. Joint venture is a joint arrangement whereby the parties that have joint control of the arrangement have rights to the net assets of the arrangement. IFRS 11 requires the use of the equity method of accounting for interests in joint ventures thereby eliminating the proportionate consolidation method.

IFRS 12 Disclosure of Interests in Other Entities applies to entities that have an interest in a subsidiary, a joint arrangement, an associate or an unconsolidated structured entity. The IFRS requires an entity to disclose information that enables users of financial statements to evaluate the nature of, and risks associated with, its interests in other entities; and the effects of those interests on its financial position, financial performance and cash flows.

IFRS 13 Fair value measurement defines ‘fair value’ and sets out in a single IFRS a framework for measuring fair value and requires disclosures about fair value measurements. It seeks to increase consistency and comparability in fair value measurements and related disclosures through a fair value hierarchy. IFRS 13 is applicable prospectively from the beginning of the annual period in which the Standard is adopted.

x.	Convenience translation

The consolidated financial statements have been expressed in Indian rupees (“Rs.”), Tata Motors Limited functional currency. For the convenience of the reader, the financial statements as at and for the year ended March 31, 2011 have been translated into U.S. dollars at US$ 1.00 = Rs. 44.5950, based on fixing rate in the City of Mumbai on March 31, 2011 for cable transfers in Indian rupees as published by the Foreign Exchange Dealers’ Association of India (FEDAI).

Such translation should not be construed as representation that the rupee amounts have been or could be converted into U.S. dollars at that or any other rate, or at all.

3.	Cash and cash equivalents

Cash and cash equivalents consist of the following:

	As of March 31,
	2011		2011		2010
	(In millions)
Cash balances	US$	5.5	Rs.	246.1	Rs.	325.3
Balances with banks (including deposits with original maturity of upto three months)		2,027.7		90,424.8		63,137.6

Total	US$	2,033.2		Rs. 90,670.9		Rs. 63,462.9

Cash and cash equivalents includes Rs. 15,765.6 million and Rs. 2,232.6 million as of March 31, 2011 and 2010 respectively, held by a subsidiary that operates in a country where exchange control restrictions prevent the balances being available for general use by Tata Motors Limited and other subsidiaries.

4.	Finance receivables

Finance receivables primarily consist of loans, the details of which are as follows:

	As of March 31,
	2011		2011	2010
	(In millions)
Total loan installments to be received	US$	4,152.9	Rs. 185,199.0	Rs. 184,143.1
Less: unearned interest income		668.2	29,800.4	28,519.2

		3,484.7	155,398.6	155,623.9
Less: allowance for credit losses		203.4	9,070.9	8,481.1

Total	US$	3,281.3	Rs. 146,327.7	Rs. 147,142.8

Current portion		1,452.0	64,752.1	71,007.8
Non-current portion		1,829.3	81,575.6	76,135.0

Total	US$	3,281.3	Rs. 146,327.7	Rs. 147,142.8

Changes in the allowance for credit losses in finance receivables are as follows:

	Year ended March 31,
	2011		2011	2010	2009
	(In millions)
Balance at the beginning	US$	190.2	Rs. 8,481.1	Rs. 7,415.2	Rs. 2,788.0
Allowances made during the year		109.3	4,872.7	4,922.6	7,153.2
Written off		(96.1)	(4,282.9)	(3,856.7)	(2,526.0)

Balance at the end	US$	203.4	Rs. 9,070.9	Rs. 8,481.1	Rs. 7,415.2

5.	Allowance for trade and other receivables

Change in the allowances for trade and other receivables are as follows:

	Year ended March 31,
	2011		2011	2010	2009
	(In millions)
Balance at the beginning	US$	67.8	Rs. 3,023.7	Rs. 2,798.8	Rs. 1,937.0
Acquisition / (sale) of subsidiary (net)		—	—	(265.0)	713.3
Allowance made during the year		24.7	1,099.4	1,587.0	1,371.9
Written off		(27.3)	(1,216.6)	(1,009.5)	(1,135.2)
Foreign exchange translation differences		1.3	56.8	(87.6)	(88.2)

Balance at the end	US$	66.5	Rs. 2,963.3	Rs. 3,023.7	Rs. 2,798.8

6.	Investments

Investments consist of the following:

	As of March 31,
	2011		2011	2010
	(In millions)
Available-for-sale, at fair value	US$	337.0	Rs. 15,026.7	Rs. 14,456.3
Unquoted equity investments, at cost		78.8	3,513.5	2,369.5
Loans and receivables		7.7	345.0	414.0

Total	US$	423.5	Rs. 18,885.2	Rs. 17,239.8

Available-for-sale, financial assets (investments) are as follows:

	As of March 31,
	2011		2011	2010
	(In millions)
Quoted equity shares	US$	81.7	Rs. 3,645.4	Rs. 3,608.2
Mutual funds		252.2	11,243.6	10,662.3
Corporate bonds and other debt instruments		3.1	137.7	185.8

Total available for sale securities	US$	337.0	Rs. 15,026.7	Rs. 14,456.3

The contractual maturity of the Company’s available-for-sale corporate bonds and other debt instruments as of March 31, 2011 is as follows:

	Amortized Cost		Fair value
	(In millions)
Due in year ending March 31,
2012	Rs.	18.2	Rs.	18.2
2013		21.1		28.3
2014		27.0		34.6
2015		38.1		47.8
2016		—		—
Thereafter		8.0		8.8

	Rs.	112.4	Rs.	137.7
	US$	2.5	US$	3.1

The contractual maturity of the Company’s loans and receivables as of March 31, 2011 is as follows:

	In millions
Due in year ending March 31,
2012	Rs.	7.5
2013		317.5
2014		—
2015		—
2016		5.0
Thereafter		15.0

	Rs.	345.0

	US$	7.7

The current and non-current classifications of investments are as follows:

	As of March 31,
	2011		2011		2010
	(In millions)
Current investments	US$	252.7	Rs.	11,269.2	Rs.	11,058.7
Non-current investments		170.8		7,616.0		6,181.1

Total	US$	423.5	Rs.	18,885.2	Rs.	17,239.8

The fair value of the unquoted equity investments cannot be reliably measured as the variability in the range of fair value estimates is significant and the probabilities of the various estimates cannot be reasonably assessed.

7.	Other financial assets - current

Other financial assets current consist of the following:

	As of March 31,
	2011		2011		2010
	(In millions)
Derivative financial instruments	US$	81.8	Rs.	3,648.4	Rs.	68.2
Advances and other receivables recoverable in cash		89.0		3,969.5		4,350.0
Inter corporate deposits		10.6		474.6		522.8
Margin money and restricted bank deposits		70.0		3,120.6		446.3

Total	US$	251.4	Rs.	11,213.1	Rs.	5,387.3

Margin money with banks is restricted cash deposits, and consists of collateral provided in exchange of guarantees issued by banks for transfer of finance receivables.

8.	Inventories

Inventories consist of the following:

	As of March 31,
	2011		2011		2010
	(In millions)
Raw materials and consumables	US$	570.0	Rs.	25,417.8	Rs.	19,064.0
Work-in-progress		250.6		11,176.5		9,734.3
Finished goods		2,308.6		102,953.4		81,876.3

Total	US$	3,129.2	Rs.	139,547.7	Rs.	110,674.6

Inventories of finished goods include Rs. 8,368.8 million and Rs. 8,455.9 million as of March 31, 2011 and March 31, 2010, respectively, relating to vehicles sold subject to repurchase arrangements.

Cost of inventories (including cost of purchased products) recognised as expense during the years ended March 31, 2011, March 31, 2010 and March 31, 2009 amounted to Rs. 908,917.6 million, Rs. 716,420.2 million and Rs. 577,315.2 million, respectively.

During the years ended March 31, 2011, March 31, 2010 and March 31, 2009 the Company recorded inventory write-down expense of Rs. 1,512.5 million, Rs. 2,851.0 million and Rs. 1,349.4 million, respectively.

9.	Other current assets

Other current assets consist of the following:

	As of March 31,
	2011		2011		2010
	(In millions)
Advances to suppliers and contractors	US$	29.3	Rs.	1,306.0	Rs.	994.2
VAT, other taxes recoverable, statutory deposits and dues from government		786.2		35,058.4		27,611.3
Prepaid expenses		83.1		3,705.4		4,043.4
Others		6.9		309.2		151.2

Total	US$	905.5	Rs.	40,379.0	Rs.	32,800.1

10.	Other financial assets (non-current)

Other financial assets - non-current consist of the following:

	As of March 31,
	2011		2011		2010
	(In millions)
Margin money and other restricted deposits	US$	223.6	Rs.	9,970.9	Rs.	21,539.5
Loans to employees		11.6		518.3		769.9
Loan to equity accounted investees		59.4		2,650.0		2,650.0
Others		42.2		1,879.0		3,185.5

Total	US$	336.8	Rs.	15,018.2	Rs.	28,144.9

Loan to equity accounted investees represents loan given to a joint venture of the Company. During the year ended March 31, 2010, the Company has modified the terms of inter corporate deposit. This loan is subordinated to other borrowings of the joint venture. Subject to certain conditions, the loan is convertible into equity of the joint venture at the option of the joint venture.

Margin money with banks is restricted cash deposits, and consists of collateral provided in exchange of guarantees issued by banks for transfer of finance receivables. There are other restricted deposits of Rs. 4,677.2 million and Rs.4,186.1 million as of March 31, 2011 and 2010 respectively.

11.	Property, plant and equipment

	Land and buildings		Plant and equipment		Vehicles		Computers		Furniture and fixtures		Total
	(In millions)
Cost as of April 1, 2010	Rs.	50,182.5	Rs.	210,805.0	Rs.	1,480.4	Rs.	7,639.0	Rs.	3,128.6	Rs.	273,235.5
Additions		6,277.2		39,746.9		1,025.8		880.9		786.3		48,717.1
Acquisitions through business combinations		3.0		4.8		—		20.2		0.1		28.1
Currency translation differences		1,283.8		4,303.5		15.2		53.2		47.7		5,703.4
Disposal		(378.6)		(5,102.3)		(209.0)		(380.1)		(548.6)		(6,618.6)

Cost as of March 31, 2011		57,367.9		249,757.9		2,312.4		8,213.2		3,414.1		321,065.5
Accumulated depreciation (net of Rs. 5,949.9 million in respect of disposals)		(8,355.4)		(98,882.7)		(1,032.3)		(5,418.8)		(1,838.6)		(115,527.8)

Net carrying amount as of March 31, 2011	Rs.	49,012.5	Rs.	150,875.2	Rs.	1,280.1	Rs.	2,794.4	Rs.	1,575.5	Rs.	205,537.7
Capital work-in–progress												26,941.3

Total											Rs.	232,479.0

											US$	5,213.1

Depreciation for the year	Rs.	(1,540.7)	Rs.	(26,187.1)	Rs.	(348.8)	Rs.	(797.9)	Rs.	(507.7)	Rs.	(29,382.2)

											US$	(658.8)

	Land and buildings		Plant and equipment		Vehicles		Computers		Furniture and fixtures		Total
	(In millions)
Cost as of April 1, 2009	Rs.	46,162.7	Rs.	178,451.1	Rs.	1,663.6	Rs.	8,429.2	Rs.	2,647.5	Rs.	237,354.1
Additions		10,104.0		43,832.8		291.9		324.9		858.4		55,412.0
Currency translation differences		(1,576.6)		(6,034.2)		(5.9)		(61.9)		(178.2)		(7,856.8)
Disposal		(1,648.9)		(1,582.9)		(306.8)		(753.5)		(68.5)		(4,360.6)
Derecognized on disposal of a subsidiary		(2,858.7)		(3,861.8)		(162.4)		(299.7)		(130.6)		(7,313.2)

Cost as of March 31, 2010		50,182.5		210,805.0		1,480.4		7,639.0		3,128.6		273,235.5
Accumulated depreciation (net of Rs. 4,521.2 million in respect of disposals)		(6,899.9)		(75,352.2)		(850.0)		(5,010.0)		(1,749.0)		(89,861.1)

Net carrying amount as of March 31, 2010	Rs.	43,282.6	Rs.	135,452.8	Rs.	630.4	Rs.	2,629.0	Rs.	1,379.6	Rs.	183,374.4
Capital work-in–progress												39,754.5

Total											Rs.	223,128.9

Depreciation for the year	Rs.	(1,612.8)	Rs.	(25,200.5)	Rs.	(241.1)	Rs.	(850.3)	Rs.	(338.6)	Rs.	(28,243.3)

Notes:

1.	Net carrying amounts of property, plant and equipment under finance lease arrangements were as follows:

	As of March 31,
	2011		2011		2010
	( In millions)
Land	US$	4.1	Rs.	184.5	Rs.	185.3
Buildings		7.8		348.9		331.0
Plant and equipment		39.9		1,778.9		2,037.5
Computers		5.2		230.4		250.8

Total	US$	57.0	Rs.	2,542.7	Rs.	2,804.6

2.	Land and buildings includes freehold land of Rs. 15,593.1 million and Rs. 15,153.6 million as of March 31, 2011 and March 31, 2010 respectively.

3.	Capital work-in-progress as of March 31, 2011 includes buildings located in the State of West Bengal in India for the purposes of manufacturing automobiles of Rs.3,098.8 million. Consequent to the decision to relocate and construct a similar manufacturing facility at another location, the management is in the process of evaluating several options, under all of which no adjustment to the carrying amount of the buildings is considered necessary.

On June 21, 2011, the newly elected Government of West Bengal enacted a legislation to expropriate the assets described in the preceding paragraph. The legislation also contains the process for claim of compensation by the Company. The Company has challenged the legal validity of the legislation including the process of compensation in the Court of Law, the outcome of which is pending as of the date of issuance of these financial statements.

12.	Leases

The Company has taken land, buildings, plant and equipment, computers and furniture and fixtures under operating and finance leases. The following is the summary of future minimum lease rental payments under non-cancellable operating leases and finance leases entered into by the Company:

	As of March 31,
	2011						2010
	(In millions)
	Operating		Finance				Operating		Finance
	Minimum Lease Payments		Minimum Lease Payments		Present value of minimum lease payments		Minimum Lease Payments		Minimum Lease Payments		Present value of minimum lease payments
Not later than one year	Rs.	911.0	Rs.	445.0	Rs.	437.0	Rs.	682.9	Rs.	512.2	Rs.	500.0
Later than one year but not later than five years		1,657.9		1,482.4		1,276.7		1,342.2		1,522.6		1,297.4
Later than five years		8,793.2		255.5		183.5		8,707.6		501.0		371.0

Total minimum lease commitments	Rs.	11,362.1	Rs.	2,182.9	Rs.	1,897.2	Rs.	10,732.7	Rs.	2,535.8	Rs.	2,168.4
	US$	254.8	US$	48.9	US$	42.5
Less: future finance charges				(285.7)						(367.4)

Present value of minimum lease payments			Rs.	1,897.2					Rs.	2,168.4

Included in the financial statements as:
Other current financial liabilities (refer note 19)					Rs.	437.0					Rs.	500.0
Other non-current financial liabilities (refer note 23)						1,460.2						1,668.4

					Rs.	1,897.2					Rs.	2,168.4

					US$	42.5

Total operating lease rent expense was Rs. 2,297.2 million, Rs. 1,683.6 million and Rs. 1,167.5 million for the years ended March 31, 2011, 2010 and 2009, respectively.

Significant leasing arrangements include lease of land under operating lease for a period of 90 years with a renewal option for a further period of 90 years. Minimum lease payments for a period ‘later than five years’ includes Rs. 8,457.8 million relating to this leasing arrangement.

13.	Goodwill

	As of March 31,
	2011		2011		2010
	(In millions)
Balance at the beginning	US$	78.9	Rs.	3,518.3	Rs.	5,350.8
Goodwill arising on business combination		1.9		83.0		—
Write off of goodwill		—		—		(10.9)
On sale of controlling equity interest in subsidiary		—		—		(1,363.2)
Currency translation differences		3.5		159.5		(458.4)

Balance at the end	US$	84.3	Rs.	3,760.8	Rs.	3,518.3

In fiscal 2011, the Company acquired Trilix Srl., a subsidiary, for a cash consideration of Rs.119.4 million and acquired net assets of Rs 36.4 million, resulting in goodwill of Rs 83.0 million.

As of March 31, 2011, goodwill of Rs. 270.9 million and Rs. 3,489.9 million relates to the automotive and related activity segment (Tata and other brand vehicles including financing thereof) and ‘others’ segment respectively. As of March 31, 2010, goodwill of Rs. 185.3 million and Rs. 3,333.0 million relates to the automotive and related activity segment (Tata and other brand vehicles including financing thereof) and ‘others’ segment respectively.

As of March 31, 2011, goodwill of Rs. 3,489.9 million has been allocated to software consultancy and services cash generating unit. The recoverable amount of the cash generating unit has been determined based on value in use. Value in use has been determined based on future cash flows after considering current economic conditions and trends, estimated future operating results, growth rates and anticipated future economic conditions.

As of March 31,2011, the estimated cash flows for a period of 5 years were developed using internal forecasts, and a pre-tax discount rate of 10.83%. The cash flows beyond 5 years have been extrapolated assuming zero growth rates. The management believes that any reasonably possible change in the key assumptions would not cause the carrying amount to exceed the recoverable amount of the cash generating unit.

14.	Intangible asset

Intangible assets consist of the following:

	Software		Patents and technological know how	Customer related	Intellectual property rights and other intangibles	Product development		Indefinite life trademarks and brands		Total
	(In millions)
Cost as of April 1, 2010	Rs.	9,008.1	Rs. 10,446.6	Rs. 6,038.9	Rs. 140.9	Rs.	56,135.6	Rs.	42,086.4	Rs.	123,856.5
Additions through internal development		—	—	—	—		9,198.7		—		9,198.7
Other additions		3,116.8	8.3	—	—		—		—		3,125.1
Acquisitions through business combination		30.0	—	—	0.2		—		—		30.2
Currency translation differences		312.0	499.6	301.7	36.2		1,466.0		2,102.3		4,717.8
Disposal		(348.3)	—	—	—		—		—		(348.3)

Cost as of March 31, 2011		12,118.6	10,954.5	6,340.6	177.3		66,800.3		44,188.7		140,580.0

Accumulated amortization (net of Rs. 221.4 million in respect of disposals)		(5,920.6)	(3,411.0)	(2,602.2)	(12.6)		(17,301.5)		—		(29,247.9)

Net carrying amount as of March 31, 2011	Rs.	6,198.0	Rs. 7,543.5	Rs. 3,738.4	Rs. 164.7	Rs.	49,498.8	Rs.	44,188.7	Rs.	111,332.1
Capital work-in-progress											88,320.5

Total										Rs.	199,652.6

										US$	4,477.0

Amortization for the year	Rs.	(3,179.5)	Rs. (941.3)	Rs. (212.6)	Rs. (8.9)	Rs.	(9,721.2)	Rs.	—	Rs.	(14,063.5)

										US$	(315.4)

	Software		Patents and technological know how		Customer related		Intellectual property rights and other intangibles		Product development		Indefinite life trademarks and brands		Total
	(In millions)
Cost as of April 1, 2009	Rs.	4,706.1	Rs.	11,360.1	Rs.	6,447.1	Rs.	1,569.1	Rs.	13,833.6	Rs.	44,931.2	Rs.	82,847.2
Additions through internal development		—		—		—		—		45,378.9		—		45,378.9
Other additions		5,125.3		29.9		—		22.0		—		—		5,177.2
Currency translation differences		(590.1)		(677.1)		(408.2)		(58.7)		(2,807.5)		(2,844.8)		(7,386.4)
Disposal		(233.2)		(216.4)		—		(18.9)		(269.4)		—		(737.9)
Derecognized on disposal of a subsidiary		—		(49.9)		—		(1,372.6)		—		—		(1,422.5)

Cost as of March 31, 2010		9,008.1		10,446.6		6,038.9		140.9		56,135.6		42,086.4		123,856.5
Accumulated amortization (net of Rs. 867.9 million in respect of disposals)		(2,826.8)		(2,365.1)		(2,273.9)		—		(7,520.0)		—		(14,985.8)

Net carrying amount as of March 31, 2010	Rs.	6,181.3	Rs.	8,081.5	Rs.	3,765.0	Rs.	140.9	Rs.	48,615.6	Rs.	42,086.4	Rs.	108,870.7
Capital work-in-progress														45,829.7

Total													Rs.	154,700.4

Amortization for the year	Rs.	(1,085.9)	Rs.	(1,256.9)	Rs.	(226.7)	Rs.	(423.9)	Rs.	(5,399.9)	Rs.	—	Rs.	(8,393.3)

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

The estimated cash flows for a period of five years were developed using internal forecasts, and a pre-tax discount rate of 12.4%. The cash flows beyond five years have been extrapolated assuming zero growth rate. The management believes any reasonably possible change in the key assumptions would not cause the carrying amount to exceed the recoverable amount of the cash generating unit.

15.	Investments in equity accounted investees:

a)	Associates:

Summarized financial information in respect of the Company’s associates is as follows:

	As of March 31,
	2011		2011	2010
	(In millions)
Total assets	US$	1,203.5	Rs. 53,669.3	Rs. 45,726.1
Total liabilities		831.4	37,077.8	32,144.3

Carrying amount of investment in associates	US$	520.0	Rs. 23,187.5	Rs. 22,683.5

Carrying amount of investment in associates as of March 31, 2010 includes Rs. 19,325.0 million consequent to fair valuation of retained equity interest of 40% in Telcon (refer note 30(a)).

	Year ended March 31,
	2011		2011		2010		2009
	(In millions)
Total revenue	US$	1,690.6	Rs.	75,392.7	Rs.	36,992.5	Rs.	25,196.6
Total profits/(loss) for the period		72.0		3,210.9		1,042.2		(540.1)
Company’s share in profit/ (loss)*	US$	19.2	Rs.	856.2	Rs.	428.3	Rs.	(88.4)

The Company acquired additional equity shareholding in one of the associates and increased its ownership to 44.21% from 42.37% during the year ended March 31, 2011, for a total consideration of Rs. 41.0 million.

Fair value of investment in an equity accounted associate for which published price quotation is available was Rs. 1,009.3 million and Rs. 630.5 million as of March 31, 2011 and 2010 respectively. The carrying amount as of March 31, 2011 and 2010 was Rs. 1,170.5 million and Rs. 1,045.5 million respectively.

b)	Jointly controlled entities:

Summarized financial information in respect of the Company’s jointly controlled entities (adjusted for the percentage of the ownership held by the Company) is as follows:

	As of March 31,
	2011		2011	2010
	(In millions)
Current assets	US$	199.1	Rs. 8,876.9	Rs. 9,725.4
Non -current assets		371.1	16,550.0	17,404.4
Current liabilities		260.2	11,604.4	13,030.2
Non- current liabilities		217.6	9,705.9	10,761.0

Carrying amount of investment in jointly controlled entities	US$	119.2	Rs. 5,316.8	Rs. 4,615.1

	Year ended March 31,
	2011		2011	2010	2009
	(In millions)
Income	US$	437.6	Rs. 19,515.1	Rs. 16,676.2	Rs. 3,895.0
Expenses		465.6	20,764.7	18,169.6	7,263.5

Company’s share of profit/ (loss)*	US$	(29.5)	Rs. (1,314.6)	Rs. (1,657.6)	Rs. (3,375.6)

The Company has 50% equity shareholding with equivalent voting power in Fiat India Automobiles Ltd., a joint venture established in India.

c)	Summary of carrying amount of investments in equity accounted investees:

	As of March 31,
	2011		2011		2010
	(In millions)
Carrying amount of investment in associates	US$	520.0	.	23,187.5	Rs.	22,683.5
Carrying amount of investment in jointly controlled entities		119.2		5,316.8		4,615.1

Total	US$	639.2	Rs.	28,504.3	Rs.	27,298.6

*	Company’s share of profit/(loss) of the equity accounted investees has been determined after giving effect for the subsequent amortization/depreciation and other adjustments arising on account of fair value adjustments made to the identifiable net assets of the equity accounted investees as at the date of acquisition and other adjustments arising under the equity method of accounting.

16.	Income taxes

The domestic and foreign components of net income / (loss) before income tax:

	Year ended March 31,
	2011		2011		2010		2009
	(In millions)
Net income / (loss) before income taxes
India	US$	200.8	Rs.	8,956.3	Rs.	40,834.5	Rs.	(3,527.0)
Other than India		1,739.7		77,579.7		11,518.2		(56,405.1)

Total	US$	1,940.5	Rs.	86,536.0	Rs.	52,352.7	Rs.	(59,932.1)

The domestic and foreign components of income tax expense:

	Year ended March 31,
	2011		2011		2010		2009
	(In millions)
Current taxes
India	US$	148.3	Rs.	6,615.3	Rs.	7,755.1	Rs.	2,236.3
Other than India		237.8		10,603.7		3,190.5		2,992.2
Deferred taxes
India		8.1		362.1		4,959.3		(3,967.1)
Other than India		(107.5)		(4,793.8)		(1,133.3)		(419.6)

Total income tax expense	US$	286.7	Rs.	12,787.3	Rs.	14,771.6	Rs.	841.8

Income tax expense recognized in the statement of operations consist of the following:

	Year ended March 31,
	2011		2011		2010		2009
	(In millions)
Current	US$	386.1	Rs.	17,219.0	Rs.	10,945.6	Rs.	5,228.5
Deferred		(99.4)		(4,431.7)		3,826.0		(4,386.7)

Total income tax expense	US$	286.7	Rs.	12,787.3	Rs.	14,771.6	Rs.	841.8

The reconciliation of estimated income tax to income tax expense is as follows:

	For the years ended March 31,
	2011		2011		2010		2009
	(In millions)
Income/ (loss) before income taxes	US$	1,940.5	Rs.	86,536.0	Rs.	52,352.7	Rs.	(59,932.1)
Income tax expense at tax rates applicable to individual entities		539.0		24,034.5		17,060.1		(16,078.2)
Additional deduction for research and product development cost (net)		(125.2)		(5,583.5)		(3,869.2)		(2,022.3)
Effect of gain (net) on sale of investments (including equity interest in subsidiaries) subject to lower tax rate / not liable to tax		—		(2.1)		(5,284.7)		(1,733.2)
Items (net) not deductible for tax / not liable to tax
- foreign currency (gain) / loss relating to loans and deposits (net)		6.9		305.5		(1,649.9)		7,708.6
-interest, loss on conversion option and other expenses relating to borrowings for investment		169.2		7,545.4		5,829.2		973.6
-excess of fair value of net assets acquired over cost of acquisition		—		—		—		(1,839.5)
Undistributed earnings of subsidiaries and associates		47.8		2,131.6		642.2		235.6
Loss in respect of which deferred tax assets not recognized due to uncertainty		13.0		579.5		2,044.8		12,071.1
Utilization of unrecognised tax losses		(170.8)		(7,617.0)		—		—
Recognition of deferred tax on property, plant and equipment not previously recognised		(212.0)		(9,453.3)		—		—
Share of (profit)/ loss of equity accounted investees		3.4		152.3		417.8		1,177.4
Effect of lower tax rate on fair valuation of retained equity interest (refer note 30 (a))		—		—		(2,029.8)		—
Others		15.4		694.4		1,611.1		348.7

Income tax expense reported	US$	286.7	Rs.	12,787.3	Rs.	14,771.6	Rs.	841.8

Significant components of deferred tax asset and liability for the year ended March 31, 2009

	Opening balance		Recognised in profit or loss		Recognised in / reclassified from other comprehensive income		Acquired in business combinations		Disposal of subsidiary/others		Closing balance
Deferred tax assets:
Depreciation carry forwards	Rs.	19.0	Rs.	3,260.0	Rs.	—	Rs.	—	Rs.	—	Rs.	3,279.0
Business loss carry forwards		—		3,162.4		—		—		—		3,162.4
Expenses deductible in future years- provisions, allowances for doubtful receivables, finance receivables		1,634.6		(1,368.1)		(351.5)		4,202.8		(86.3)		4,031.5
– Interest and fair value change on conversion option		323.2		89.4		—		—		—		412.6
-Exchange gain/loss on forward contracts		—		10.0		450.6		—		—		460.6
Compensated absences and retirement benefits		1,242.4		(158.3)		38.9		—		(43.5)		1,079.5
Minimum alternate tax carry- forward		1,365.2		835.3		—		—		—		2,200.5
Property, plant and equipment		—		(242.4)		(1,278.9)		10,056.1		—		8,534.8
Others		713.2		22.6		592.6		—		(12.8)		1,315.6

Total deferred tax asset	Rs.	5,297.6	Rs.	5,610.9	Rs.	(548.3)	Rs.	14,258.9	Rs.	(142.6)	Rs.	24,476.5

Deferred tax liabilities:
Property, plant and equipment		7,939.8		368.1		8.7		—		(176.6)		8,140.0
Intangible assets		5,517.8		2,963.9		(1,170.8)		10,083.2		—		17,394.1
Undistributed earnings in subsidiaries and associates		1,905.6		235.6		(51.3)		—		(29.6)		2,060.3
Others		400.7		(2,343.4)		(7.4)		2,394.4		(18.5)		425.8

Total deferred tax liability	Rs.	15,763.9	Rs.	1,224.2	Rs.	(1,220.8)	Rs.	12,477.6	Rs.	(224.7)	Rs.	28,020.2

Net assets / (liability)	Rs.	(10,466.3)	Rs.	4,386.7	Rs.	672.5	Rs.	1,781.3	Rs.	82.1	Rs.	(3,543.7)

Deferred tax asset											Rs.	4,279.2
Deferred tax liability											Rs.	(7,822.9)

Significant components of deferred tax asset and liability for the year ended March 31, 2010

	Opening balance		Recognised in profit or loss		Recognised in / reclassified from other comprehensive income		Disposal of subsidiary/others		Closing balance
Deferred tax assets:
Depreciation carry forwards	Rs.	3,279.0	Rs.	(807.2)	Rs.	—	Rs.	—	Rs.	2,471.8
Business loss carry forwards		3,162.4		(1,097.8)		(9.2)		—		2,055.4
Expenses deductible in future years
– provisions, allowances for doubtful receivables, finance receivables		4,031.5		2,296.7		(68.5)		(133.6)		6,126.1
– interest and fair value change on conversion option		412.6		1,288.2		—		—		1,700.8
– exchange gain/loss on forward contracts		460.6		(10.0)		(450.6)		—		—
Compensated absences and retirement benefits		1,079.5		3,125.3		202.1		(64.4)		4,342.5
Minimum alternate tax carry- forward		2,200.5		5,117.5		—		—		7,318.0
Property, plant and equipment		8,534.8		4,240.6		(564.2)		—		12,211.2
Others		1,315.6		1,279.7		(390.6)		(1.8)		2,202.9

Total deferred tax asset	Rs.	24,476.5	Rs.	15,433.0	Rs.	(1,281.0)	Rs.	(199.8)	Rs.	38,428.7

Deferred tax liabilities:
Property, plant and equipment		8,140.0		1,779.9		(0.2)		(363.7)		9,556.0
Intangible assets		17,394.1		12,897.2		(531.1)		(319.3)		29,440.9
Undistributed earnings in subsidiaries and associates		2,060.3		112.1		71.0		—		2,243.4
Fair valuation of retained interest in a subsidiary subsequent to disposal of controlling equity interest		—		3,991.2		—		—		3,991.2
Others		425.8		478.6		22.8		(34.6)		892.6

Total deferred tax liability	Rs.	28,020.2	Rs.	19,259.0	Rs.	(437.5)	Rs.	(717.6)	Rs.	46,124.1

Net assets / (liability)	Rs.	(3,543.7)	Rs.	(3,826.0)	Rs.	(843.5)	Rs.	517.8	Rs.	(7,695.4)

Deferred tax asset									Rs.	5,939.1
Deferred tax liability									Rs.	(13,634.5)

Significant components of deferred tax asset and liability for the year ended March 31, 2011

	Opening balance		Recognised in profit or loss		Recognised in / reclassified from other comprehensive income		Recognised directly in equity		Closing balance
Deferred tax assets:
Depreciation carry forwards	Rs.	2,471.8	Rs.	(141.3)	Rs.	—	Rs.	—	Rs.	2,330.5
Business loss carry forwards		2,055.4		(1,530.6)		85.8		—		610.6
Expenses deductible in future years
– provisions, allowances for doubtful receivables, finance receivables		6,126.1		4,728.3		103.2		—		10,957.6
– interest and fair value change on conversion option		1,700.8		(250.0)		—		(186.9)		1,263.9
Compensated absences and retirement benefits		4,342.5		(183.6)		770.1		—		4,929.0
Minimum alternate tax carry- forward		7,318.0		4,263.6		—		—		11,581.6
Property, plant and equipment		12,211.2		3,215.0		568.1		—		15,994.3
Others		2,202.9		2,472.4		14.5		—		4,689.8

Total deferred tax asset	Rs.	38,428.7	Rs.	12,573.8	Rs.	1,541.7	Rs.	(186.9)	Rs.	52,357.3

Deferred tax liabilities:
Property, plant and equipment		9,556.0		2,042.9		(0.7)		—		11,598.2
Intangible assets		29,440.9		3,642.7		828.7		—		33,912.3
Undistributed earnings in subsidiaries and associates		2,243.4		2,131.6		(10.3)		—		4,364.7
Fair valuation of retained interest in a subsidiary subsequent to disposal of controlling equity interest		3,991.2		—		—		—		3,991.2
Others		892.6		324.9		595.7		—		1,813.2

Total deferred tax liability	Rs.	46,124.1	Rs.	8,142.1	Rs.	1,413.4	Rs.	—	Rs.	55,679.6

Net assets / (liability)	Rs.	(7,695.4)	Rs.	4,431.7	Rs.	128.3	Rs.	(186.9)	Rs.	(3,322.3)

	US$	(172.6)	US$	99.4	US$	2.9	US$	(4.2)	US$	(74.5)

Deferred tax asset							US$	238.6	Rs.	10,640.7
Deferred tax liability							US$	(313.1)	Rs.	(13,963.0)

As of March 31, 2011, unrecognized deferred tax assets amount to Rs. 31,792.5 million and Rs. 1,057.6 million, which can be carried forward indefinitely and upto a specified period, respectively. These relate primarily to business losses. The deferred tax asset has not been recognized on the basis that its recovery is not probable in the foreseeable future.

Tata Motors Limited (on standalone basis, being its tax status) is liable to pay Minimum Alternate Tax (MAT). Under the Indian Income tax laws, the tax paid under MAT provisions can be carried forward and set-off against future income tax liabilities computed under normal tax provisions within a period of ten years. Deferred tax assets as at March 31, 2011 of Rs. 2,330.5 million towards depreciation, Rs. 610.6 million towards business loss and Rs.11,581.6 million towards credit for MAT paid, have been recognized on the basis of estimated taxable income for future years and computation of tax liability.

Unrecognized deferred tax assets expire unutilized based on the year of origination as follows:

March 31,	In millions
2012	Rs.	68.8	US$	1.5
2013		4.6		0.1
2014		10.9		0.2
2015		13.6		0.3
2016		5.7		0.1
2017		80.9		1.8
Thereafter	Rs.	873.1	US$	19.6

17.	Other non-current assets

Other non-current assets consist of the following:

	As of March 31,
	2011		2011		2010
	(In millions)
Taxes recoverable, statutory deposits and dues from government	US$	195.7	Rs.	8,726.6	Rs.	5,889.8
Others		26.0		1,158.4		1,036.2

Total	US$	221.7	Rs.	9,885.0	Rs.	6,926.0

Others include Rs. 67.2 million and Rs. 29.8 million towards pension assets pertaining to Jaguar Land Rover businesses as of March 31, 2011 and March 31, 2010, respectively.

18.	Short-term borrowings and current portion of long-term debt

Short-term borrowings and current portion of long-term debt consists of the following:

	As of March 31,
	2011		2011		2010
	(In millions)
Commercial paper	US$	545.4	Rs.	24,320.3	Rs.	28,410.0
Bank loans		2,396.1		106,857.9		126,569.8
Loans from others		8.9		395.8		651.1
Inter-corporate deposits		12.8		570.0		130.0
Current portion of long-term debt (refer note 22)		1,207.5		53,846.8		68,493.4

Total	US$	4,170.7	Rs.	185,990.8	Rs.	224,254.3

For details of carrying amount of assets pledged as security for secured borrowings refer note 38.

19.	Other financial liabilities

Other current financial liabilities consist of the following:

	As of March 31,
	2011		2011		2010
	(In millions)
Liability towards vehicles sold under repurchase arrangements	US$	194.6	Rs.	8,678.0	Rs.	9,155.7
Interest accrued but not due		44.9		2,001.6		973.0
Lease liabilities		9.8		437.0		500.0
Derivative liabilities		8.5		377.7		78.6
Deferred payment liability		16.9		753.0		571.8
Others		6.0		272.4		171.6

Total	US$	280.7	Rs.	12,519.7	Rs.	11,450.7

20.	Provisions

Provisions consist of the following:

	As of March 31,
	2011		2011		2010
	(In millions)
Current
Product warranty	US$	460.3	Rs.	20,527.9	Rs.	21,667.3
Product liability		30.6		1,363.2		2,085.2
Provision for residual risk		1.5		68.8		124.1
Other provisions		0.4		16.4		130.2

Total-Current	US$	492.8	Rs.	21,976.3	Rs.	24,006.8

Non-current
Employee benefits obligations	US$	150.2	Rs.	6,699.4	Rs.	6,047.7
Product warranty		454.6		20,271.8		13,999.7
Provision for residual risk		9.7		433.6		945.0
Provision for environmental liability		29.4		1,309.1		1,281.2

Total-Non-current	US$	643.9	Rs.	28,713.9	Rs.	22,273.6

	Year ended March 31,
	2011		2011		2011		2011
	Product Warranty				Product Liability
	(In millions)
Balance at the beginning	US$	799.8	Rs.	35,667.0	US$	46.7	Rs.	2,085.2
Provision made during the year		647.2		28,859.3		10.8		482.1
Provision used during the year		(568.9)		(25,369.2)		(29.1)		(1,297.4)
Impact of foreign exchange translation		36.8		1,642.6		2.2		93.3

Balance at the end	US$	914.9	Rs.	40,799.7	US$	30.6	Rs.	1,363.2

Current	US$	460.3	Rs.	20,527.9	US$	30.6	Rs.	1,363.2
Non-current	US$	454.6	Rs.	20,271.8	US$	—	Rs.	—

	Year ended March 31,
	2011		2011		2011		2011
	Provision for residual risk				Provision for environmental liability
	(In millions)
Balance at the beginning	US$	24.0	Rs.	1,069.1	US$	28.7	Rs.	1,281.2
Provision made during the year		35.8		1,595.1		—		—
Provision used during the year		(49.9)		(2,219.0)		(0.8)		(35.4)
Impact of foreign exchange translation		1.3		57.2		1.5		63.3

Balance at the end	US$	11.2	Rs.	502.4	US$	29.4	Rs.	1,309.1

Current	US$	1.5	Rs.	68.8	US$	—	Rs.	—
Non–current	US$	9.7	Rs.	433.6	US$	29.4	Rs.	1,309.1

21.	Other current liabilities

Other current liabilities consist of the following:

	As of March 31,
	2011		2011		2010
	(In millions)
Liability for advances received	US$	441.2	Rs.	19,677.1	Rs.	21,310.0
Statutory dues		470.9		21,001.4		14,397.5
Others		40.0		1,781.3		934.8

Total	US$	952.1	Rs.	42,459.8	Rs.	36,642.3

Statutory dues include sales tax, excise duty and other taxes payable.

22.	Long-term debt

Long-term debt consist of the following:

	As of March 31,
	2011		2011		2010
	(In millions)
Non Convertible Debentures	US$	1,495.7	Rs.	66,699.5	Rs.	59,622.2
Foreign currency convertible notes (including fair value of conversion option)
1% Foreign Currency Convertible Notes (USD) due 2011		1.1		49.8		4,279.7
Zero Coupon Foreign Currency Convertible Notes (JPY) due 2011		—		—		363.5
Zero Coupon Convertible Alternative Reference Securities (USD) due 2012 (CARS)		656.7		29,285.9		25,233.3
4% Foreign Currency Convertible Notes (USD) due 2014		236.7		10,555.0		21,640.9
Collateralized debt obligation		1,131.8		50,471.1		74,595.2
Buyers credit from banks at floating interest rate		114.6		5,110.2		6,199.7
Fixed deposits from public and shareholders		797.4		35,560.0		33,019.4
Loan from banks / financial institutions		1,275.8		56,890.8		41,459.8
Others		15.5		695.8		977.1

Total	US$	5,725.3	Rs.	255,318.1	Rs.	267,390.8
Less: current portion (refer note 18)		1,207.5		53,846.8		68,493.4

Long-term debt	US$	4,517.8	Rs.	201,471.3	Rs.	198,897.4

Foreign currency convertible notes

1% foreign currency convertible notes (USD) due 2011

On April 27, 2004, Tata Motors Limited raised US$ 300 million (Rs. 13,155.0 million at issue) by way of 1% Convertible Notes due for redemption on April 27, 2011. The noteholders had an option to convert these notes into ordinary shares or ADSs of Tata Motors Limited determined at an initial conversion price of Rs. 780.40 per share (converted at fixed rate of conversion of Rs. 43.85 per USD), from and including June 7, 2004 to and including March 28, 2011. The conversion price of the Notes was reset to a price of Rs. 737.29 per share on account of our rights issue in fiscal 2009 and further to a price of Rs. 736.72 per share on account of our GDS issue in fiscal 2010, at a fixed rate of conversion of Rs. 43.85 per USD. The conversion price remains subject to certain adjustments. In the event of certain changes affecting taxation, Tata Motors Limited has an option to redeem in whole but not in part, these Notes at any time. Unless previously converted, redeemed or purchased and cancelled, these Notes were due for redemption on April 27, 2011 at 121.781% of the principal amount.

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

During the year ended March 31, 2011, Notes 69,468 were converted into 4,134,763 equity shares. The balance 898 outstanding Notes have been redeemed at maturity on April 27, 2011.

Zero coupon foreign currency convertible notes (JPY) due 2011

On March 20, 2006, Tata Motors Limited issued Yen 11,760 million (Rs. 4,500.3 million) Zero Coupon Convertible Notes due for redemption on March 21, 2011. The noteholders had an option to convert these Notes into ordinary shares or ADSs of Tata Motors Limited determined at an initial conversion price of Rs. 1,001.39 per share (converted at fixed rate of exchange on conversion of Rs. 1.00 per Yen 2.66), from and including May 2, 2006 to and including February 19, 2011. The conversion price of the Notes was reset to a price of Rs 946.07 per share on account of rights issue in fiscal 2009 and further to a price of Rs 945.34 per share on account of our GDS issue in fiscal 2010, at a fixed rate of conversion of Rs. 1 per Yen 2.66. The conversion price remained subject to certain adjustments. Further, Tata Motors Limited had a right to redeem in whole, but not in part, these Notes at any time on or after March 20, 2009 but prior to February 8, 2011, subject to certain conditions. In the event of certain changes affecting taxation, Tata Motors Limited had an option to redeem in whole but not in part, these Notes at any time. Unless previously converted, redeemed or purchased and cancelled, these Notes were due for redemption on March 21, 2011, at 99.253% of the principal amount.

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

During the year ended March 31, 2011, 3 Notes were converted into 11,929 equity shares. The balance 72 outstanding Notes have been redeemed at maturity on March 21, 2011.

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

There has been no conversion till March 31, 2011.

Further, as of March 31, 2011, 4,730 outstanding Notes may at the option of the noteholders be converted into 21,163,696 ADSs or shares at any time from and including October 11, 2011 to and including June 12, 2012.

4% foreign currency convertible notes (USD) due 2014

On October 15, 2009, Tata Motors Limited raised funds aggregating USD 375 million (Rs. 17,941.9 million at issue) by issue of 4% Convertible Notes due on October 16, 2014. The noteholders have an option to convert these Notes into ordinary shares or GDSs or ADSs of Tata Motors Limited. The conversion may be made by the noteholders, in the case of Shares or GDSs, at any time during the period from and including November 25, 2009 to and including October 9, 2014 and, in the case of ADSs, at any time from and including October 15, 2010 to and including October 9, 2014, at an initial conversion price of Rs. 623.88 per share (equivalent to USD13.48 per share at a fixed rate of exchange on conversion of Rs. 46.28 per USD). The conversion price of the notes was reset to a price of Rs. 613.77 per share on account of cash dividend distribution anti dilution adjustment as per terms of issue in fiscal 2011, at fixed rate of conversion of Rs. 46.28 per USD. The conversion price is subject to adjustment in certain circumstances. Tata Motors Limited has a right to redeem in whole but not in part, these Notes at any time on or after October 15, 2012, subject to certain conditions. In the event of certain changes affecting taxation, Tata Motors Limited has an option to redeem in whole but not in part, these Notes at any time. Unless previously converted, redeemed or purchased and cancelled as per the terms of issue, these Notes were due for redemption on October 16, 2014 at 108.505 % of the principal amount.

There has been no conversion during the year ended March 31, 2010.

During the year ended March 31, 2011, Notes 2,576 were converted into 19,423,734 equity shares.

Further, as of March 31, 2011, 1,174 outstanding Notes may at the option of the noteholders be converted into 8,852,293 Shares or GDSs at any time up to October 9, 2014 and into 8,852,293 ADSs at any time from and including October 15, 2010 to and including October 9, 2014.

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

Loan from banks

Loan from banks includes loan of Rs 21,850.9 million from European Investment Bank (EIB) to Jaguar Land Rover. The loan is to finance development of micro and full hybrid drive trains and research into more energy efficient car bodies by Jaguar Land Rover. The loan is structured with guarantee support from banks.

Certain loans from banks availed by some of the subsidiary companies carry covenants placing certain restrictions on repayment of intra-group loans and payment of dividend.

Buyers credit

The buyers line of credit from banks is repayable within three years from drawdown dates.

Collateralized debt obligation

These represent amount received against finance receivables securitized/ assigned, which does not qualify for derecognition.

Fixed deposits from public and shareholders

These are unsecured deposits for a fixed tenor of up to three years bearing interest rates ranging from 8% to 12.25%.

For details of carrying amount of assets pledged as security for secured borrowings refer note 38.

23.	Other financial liabilities

Other financial liabilities non-current consist of the following

	As of March 31,
	2011		2011		2010
	(In millions)
Insurance payable	US$	6.2	Rs.	275.6	Rs.	1,008.9
Lease liabilities		32.7		1,460.2		1,668.4
Deferred payment liability		73.6		3,283.3		3,920.2
Retention money, security deposits and others		13.3		592.8		1,633.0

Total	US$	125.8	Rs.	5,611.9	Rs.	8,230.5

24.	Other liabilities

Other liabilities non-current consist of the following

	As of March 31,
	2011		2011		2010
	(In millions)
Employee benefit obligations	US$	478.4	Rs.	21,335.4	Rs.	7,520.1
Others		7.9		349.1		420.4

Total	US$	486.3	Rs.	21,684.5	Rs.	7,940.5

25.	Equity

Ordinary shares and ‘A’ ordinary shares

The movement of number of shares and share capital is as follows.

	2011						Year ended March 31, 2010							2009
	Ordinary shares			‘A’ Ordinary shares			Ordinary shares				‘A’Ordinary shares			Ordinary shares			‘A’Ordinary shares
	No. of shares	Rs. in million		No. of shares	Rs. in million		No. of shares		Rs. in million		No. of shares	Rs. in million		No. of shares	Rs. in million		No. of shares	Rs. in million

Shares at the beginning	506,381,170	Rs.	5,064.2	64,176,374	Rs.	641.8	449,832,659		Rs.	4,498.7	64,175,655	Rs.	641.8	385,503,954	Rs.	3,855.4	—	Rs.	—

Shares allotted in rights issue	—		—	—		—	—			—	—		—	64,175,655		641.8	64,175,655		641.8

Share issued on conversion of foreign currency convertible notes	23,570,426		235.7	—		—	26,643,266			266.4	—		—	153,025		1.5	—		—

Shares issued, (abeyance right issue-2001 and 2008)	388		—	332		—	939			—	719		—	25		—	—		—

Shares issued	8,320,300		@ 83.2	32,165,000		@ 321.6	29,904,306	*		299.1	—		—	—		—	—		—

Shares at the end	538,272,284	Rs.	5,383.1	96,341,706	Rs.	963.4	506,381,170		Rs.	5,064.2	64,176,374	Rs.	641.8	449,832,659	Rs.	4,498.7	64,175,655	Rs.	641.8
		US$	120.7		US$	21.6

*	The Company has issued 29,904,306 Global Depository Shares (GDS), each representing one share at a price of US$ 12.54 per GDS, aggregating US$ 375 million (Rs.299.1 million share capital and Rs. 16,932.1 million additional paid-in capital (net of issue expenses of Rs 711.2 million)).

@	During the year ended 31 March 2011, the Company has issued shares aggregating US$ 750 million, comprising ‘A’ Ordinary Shares aggregating US$ 550 million and Ordinary Shares aggregating US$ 200 million through Qualified Institutional Placement (QIP). Consequently, the Company has allotted 32,165,000 ‘A’ Ordinary Shares at a price of Rs. 764 per ‘A’ Ordinary Share (including a premium of Rs. 754 per ‘A’ Ordinary Share) and 8,320,300 Ordinary Shares at a price of Rs. 1,074 per Ordinary Share (including a premium of Rs. 1,064 per Ordinary Share) aggregating to a total issue size of Rs. 33,510.0 million (Rs. 404.8 million share capital and Rs. 33,105.2 million additional paid-in-capital). Issue expenses amounted to Rs. 1,012.1 million.

Authorized share capital

Authorized share capital includes 700,000,000 ordinary shares of Rs 10 each as of March 31, 2011 and March 31, 2010 and 200,000,000 ‘A’ ordinary shares of Rs. 10 each as of March 31, 2011 and March 31, 2010 and 300,000,000 convertible cumulative preference shares of Rs. 100 each as of March 31, 2011 and March 31, 2010.

Issued and subscribed

Issued and fully paid up share capital includes 538,258,534, 506,367,420, and 449,818,909 ordinary shares as of March 31, 2011, March 31, 2010 and March 31, 2009, respectively and 96,341,706, 64,176,374 and 64,175,655 ‘A’ ordinary shares as of March 31, 2011, March 31, 2010 and March 31, 2009 respectively. Issued and partly paid up share capital includes 13,750 ordinary shares as of March 31, 2011, March 31, 2010 and March 31, 2009.

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

26.	Other components of equity

a)	The movement of currency translation reserve is as follows:

	Year ended March 31,
	2011		2011		2010		2009
	(In millions)
Balance at the beginning	US$	(582.6)	Rs.	(25,982.3)	Rs.	(20,432.6)	Rs.	548.7
Exchange differences arising on translating the net assets of foreign operations (net)		124.9		5,571.5		(5,444.4)		(21,035.6)
Tax on translation reserve related to undistributed earnings		—		—		(71.0)		51.3
Amount reclassified to profit or loss on sale of controlling equity interest in a subsidiary		—		—		(30.2)		—
Net change in translation reserve - equity accounted investees (net)		0.3		11.7		(4.1)		3.0

Balance at the end	US$	(457.4)	Rs.	(20,399.1)	Rs.	(25,982.3)	Rs.	(20,432.6)

b) The movement of available-for-sale investments reserve is as follows:

	Year ended March 31,
	2011		2011		2010		2009
	(In millions)
Balance at the beginning	US$	16.4	Rs.	733.5	Rs.	546.6	Rs.	20,649.0
Gain/(loss) arising on revaluation of available-for-sale investments (net)		1.1		44.6		2,339.1		(12,535.4)
Income tax relating to gain/loss arising on revaluation of available-for-sale investments (net), where applicable		(0.1)		(4.5)		(396.3)		444.8
Cumulative (gain)/loss reclassified to profit or loss on sale of available-for-sale investments (net)		(0.1)		(2.4)		(1,745.3)		(8,014.0)
Income tax relating to cumulative gain/loss reclassified to profit or loss on sale of available-for-sale investments (net), where applicable		—		0.8		0.7		2.5
Net change in share of available-for-sale investments reserves – equity accounted investees (net)		—		—		(11.3)		(0.3)

Balance at the end	US$	17.3	Rs.	772.0	Rs.	733.5	Rs.	546.6

c) The movement of Hedging reserve is as follows:

	Year ended March 31,
	2011		2011		2010		2009
	(In millions)
Balance at the beginning	US$	—	Rs.	—	Rs.	(875.1)	Rs.	—
Gain/(loss) recognised on cash flow hedges		67.8		3,021.7		—		(1,325.7)
Income tax relating to gain/loss recognized on cash flow hedges		(12.5)		(558.9)		—		450.6
(Gain)/loss reclassified to profit or loss		(21.0)		(934.1)		1,325.7		—
Income tax relating to gain/loss reclassified to profit or loss		—		—		(450.6)		—

Balance at the end	US$	34.3	Rs.	1,528.7	Rs.	—	Rs.	(875.1)

d) Summary of other components of equity:

	As of March 31,
	2011		2011		2010		2009
	(In millions)
Currency translation reserve	US$	(457.4)	Rs.	(20,399.1)	Rs.	(25,982.3)	Rs.	(20,432.6)
Available-for-sale investments reserve		17.3		772.0		733.5		546.6
Hedging reserve		34.3		1,528.7		—		(875.1)

Total	US$	(405.8)	Rs.	(18,098.4)	Rs.	(25,248.8)	Rs.	(20,761.1)

27.	Notes to reserves and dividends

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

Dividends

The final dividend is recommended by the Board of Directors and is recorded in the books of account upon its approval by the shareholders. Tata Motors Limited is liable to income tax on distribution of profits. Tata Motors Limited paid dividend per share of Rs. 15/- for Ordinary Shares and Rs. 15.50/- for ‘A’ Ordinary Shares during the year ended March 31, 2011, Rs. 6/- for Ordinary Shares and Rs. 6.50 for ‘A’ Ordinary Shares during the year ended March 31, 2010. In the meeting of Board of Directors of Tata Motors Limited held on May 26, 2011, the Board recommended a dividend of Rs. 20/- per Ordinary Share and Rs. 20.50/- per ‘A’ Ordinary Share, which will be subject to approval by the shareholders in their Annual General Meeting to be held on August 12, 2011.

28.	Employee Cost

Employee cost consists of the following:

	Years ended March 31,
	2011		2011		2010		2009
	(In millions)
Salaries, wages and staff welfare expenses	US$	1,879.0	Rs.	83,795.1	Rs.	78,535.9	Rs.	72,588.4
Contribution to provident fund and other funds		189.6		8,454.5		9,409.0		2,611.3

Total	US$	2,068.6	Rs.	92,249.6	Rs.	87,944.9	Rs.	75,199.7

29.	Other Expenses

Other expenses consist of the following:

	Year ended March 31,
	2011		2011		2010		2009
	(In millions)
Stores, spare parts and tools consumed	US$	263.6	Rs.	11,753.1	Rs.	10,453.6	Rs.	7,984.0
Freight and transportation expenses		692.6		30,886.3		25,064.6		24,129.1
Research and product development cost		215.1		9,590.4		4,977.2		3,474.2
Warranty and product liability expenses		657.8		29,334.3		22,524.3		23,862.0
Allowance for trade and other receivables, and finance receivables		133.9		5,972.1		6,509.6		8,525.1
Works operation and other expenses		1,722.0		76,800.8		58,605.6		62,055.2
Repairs to building and plant and machinery		65.6		2,925.0		3,302.1		3,201.6
Processing charges		263.1		11,733.2		8,808.0		4,975.2
Power and fuel		186.2		8,301.4		6,695.3		6,898.1
Rent, rates and taxes		66.5		2,964.4		2,890.0		2,878.1
Insurance		36.5		1,627.8		1,623.2		1,476.6
Publicity		907.1		40,452.9		29,354.2		26,154.4

Total	US$	5,210.0	Rs.	232,341.7	Rs.	180,807.7	Rs.	175,613.6

30.	Gain on sale of equity interests in subsidiary

(a)	During the year ended March 31, 2010, Tata Motors sold controlling equity interest in its subsidiary, Telco Construction Equipment Company Limited (Telcon) to Hitachi Construction Machinery Company Limited (Tata Motors’ Technology and equity partner in Telcon) for a cash consideration of Rs. 11,595.0 million. A gain of Rs. 27,565.5 million has been recorded on this transaction. This includes gain of Rs. 16,993.5 million attributable to fair valuation of retained interest of 40% in Telcon. Consequently, Tata Motors’ holding in Telcon has been reduced from 60% to 40% (refer note 2(v)).

Assets and liabilities over which control was lost during the year ended March 31, 2010:

	(In millions)
Assets:
Current assets:
Cash and cash equivalents	Rs.	450.2
Trade receivables		2,484.6
Other financial assets		19.4
Inventories		5,840.8
Other current assets		1,167.2

Total current assets		9,962.2
Other financial assets		42.8
Property, plant and equipment		7,507.0
Goodwill		1,358.1
Intangible assets		877.6
Current income tax assets		313.1
Other non-current assets		319.6

Total non-current assets		10,418.2

Total assets	Rs.	20,380.4

Liabilities:
Current liabilities:
Accounts payable	Rs.	3,460.6
Acceptances		2,280.3
Short-term borrowings and current portion of long-term debt		4,388.5
Other financial liabilities		869.3
Provisions		235.2
Other current liabilities		712.9
Current income tax liabilities		12.9

Total current liabilities		11,959.7
Long-term debt		1,262.6
Other financial liabilities		0.7
Deferred income taxes		517.8
Provisions		188.0

Total non-current liabilities		1,969.1

Total liabilities	Rs.	13,928.8

(b)	During the year ended March 31, 2009, Tata Motors sold controlling equity interest in its subsidiary Tata AutoComp Systems Ltd (TACO) to a related party for a cash consideration of Rs. 1,610.2 million. A gain of Rs. 1,404.7 million has been recorded on this transaction. Subsequent to this, TACO became an associate of Tata Motors.

31.	Other income/(loss) (net)

	Year ended March 31,
	2011		2011		2010		2009
	(In millions)
Miscellaneous income *	US$	114.0	Rs.	5,082.6	Rs.	4,772.1	Rs	4,721.3
Gain/(loss) on sale of equity interest in subsidiary/ equity accounted investees		—		—		—		(30.0)
Dividends and income on mutual funds		15.0		667.6		363.7		783.6
Gain on sale of available-for-sale investments (net)		3.7		166.6		7,023.1		6,058.0
Gain/(loss) on change in the fair value of conversion options		(310.6)		(13,850.1)		(11,173.5)		2,806.5
Loss on sale of assets/assets written off and others (net)		(6.4)		(284.7)		(1,404.0)		(44.6)

Total	US$	(184.3)	Rs.	(8,218.0)	Rs.	(418.6)	Rs.	14,294.8

*	Includes gain on buyback of foreign currency convertible notes of Rs. Nil, Rs. Nil and Rs. 493.9 million for the year ended March 31, 2011, 2010 and 2009, respectively.

32.	Interest expense (net)

Interest expense (net) consists of the following:

	Year ended March 31,
	2011		2011		2010		2009
	(In millions)
Gross interest expense	US$	949.9	Rs.	42,360.1	Rs.	44,480.0	Rs	38,147.1
Less: Interest capitalized *		(123.5)		(5,506.6)		(4,084.0)		(3,924.8)

Total	US$	826.4	Rs.	36,853.5	Rs.	40,396.0	Rs.	34,222.3

The weighted average rate for capitalization of interest relating to general borrowings was approximately 7.1%, 7.0% and 9.5% for the year ended March 31, 2011, 2010 and 2009, respectively.

*	Represents borrowing costs capitalized during the year on qualifying assets (property plant and equipment and product development).

33.	Employee benefits

Defined Benefit Plan

Pension and post retirement medical plans

The following table sets out the funded and unfunded status and the amounts recognized in the financial statements for the pension and the post retirement medical plans in respect of Tata Motors and its Indian subsidiaries:

	As of March 31,
	Pension Benefits						Post retirement medical Benefits
	2011		2011		2010		2011		2011		2010
	(In millions)
Change in defined benefit obligation:
Defined benefit obligation, beginning of the year	US$	135.7	Rs.	6,051.0	Rs.	5,731.8	US$	19.5	Rs.	871.2	Rs.	851.3
Sale of controlling equity interest in subsidiary during the year		—		—		(264.3)		—		—		(38.1)
Transfer of liability		—		1.0		—		—		—		—
Service cost		7.9		352.9		313.5		0.8		36.7		32.7
Interest cost		10.7		477.7		448.7		1.6		72.3		70.5
Actuarial loss		14.0		621.9		460.0		0.9		38.0		(1.4)
Benefits paid		(14.4)		(643.3)		(638.7)		(0.9)		(41.4)		(43.8)

Defined benefit obligation, end of the year	US$	153.9	Rs.	6,861.2	Rs.	6,051.0	US$	21.9	Rs.	976.8	Rs.	871.2

Change in plan assets:
Fair value of plan assets, beginning of the year	US$	122.7	Rs.	5,473.5	Rs	5,148.5	US$	—	Rs.	—	Rs.	—
Sale of controlling equity interest in subsidiary during the year		—		—		(276.8)		—		—		—
Expected return on plan assets		10.0		445.7		421.0		—		—		—
Actuarial gain / (loss)		0.6		26.1		(47.7)		—		—		—
Employer’s contributions		18.8		837.8		867.2		0.9		41.4		43.78
Benefits paid		(14.4)		(643.3)		(638.7)		(0.9)		(41.4)		(43.78)

Fair value of plan assets, end of the year	US$	137.7	Rs.	6,139.8	Rs.	5,473.5	US$	—	Rs.	—	Rs.	—

	As of March 31,
	Pension Benefits						Post retirement medical Benefits
	2011		2011		2010		2011		2011		2010
	(In millions)
Amount recognized in the balance sheet consists of:
Present value of defined benefit obligation	US$	153.9	Rs.	6,861.2	Rs.	6,051.0	US$	21.9	Rs.	976.8	Rs.	871.2
Fair value of plan assets		137.7		6,139.8		5,473.5		—		—		—

Net liability	US$	(16.2)	Rs.	(721.4)	Rs.	(577.5)	US$	(21.9)	Rs.	(976.8)	Rs.	(871.2)

Amounts in the balance sheet:
Non–current assets	US$	—	Rs.	—	Rs.	51.2	US$	—	Rs.	—	Rs.	—
Non–current liabilities		(16.2)		(721.4)		(628.7)		(21.9)		(976.8)		(871.2)

Net liability	US$	(16.2)	Rs.	(721.4)	Rs.	(577.5)	US$	(21.9)	Rs.	(976.8)	Rs.	(871.2)

	As of March 31,
	Pension Benefits									Post retirement medical Benefits
	2011		2011		2010		2009		2008	2011		2011		2010		2009		2008
	(In millions)
Experience adjustments
Present value of defined benefit obligation	US$	153.9	Rs.	6,861.2	Rs.	6,051.0	Rs.	5,731.8	Rs. 5,606.4	US$	21.9	Rs.	976.8	Rs.	871.2	Rs.	851.3		Rs. 704.9
Fair value of plan assets		137.7		6,139.8		5,473.5		5,148.5	4,985.9		—		—		—		—		—
Surplus/ (deficit)		(16.2)		(721.4)		(577.5)		(583.3)	(620.5)		(21.9)		(976.8)		(871.2)		(851.3)		(704.9)
Experience adjustments on plan liabilities		(8.4)		(375.3)		(47.3)		(464.0)	393.3		1.2		53.2		3.9		48.7		367.1
Experience adjustments on plan assets	US$	0.6	Rs.	26.1	Rs.	(51.4)	Rs	105.7	Rs. (80.7)	US$	—	Rs.	—	Rs.	—	Rs.	—	Rs.	—

Amount recognized in other comprehensive income consists of:

	As of March 31,
	Pension Benefits								Post retirement medical Benefits
	2011		2011		2010		2009		2011		2011		2010		2009
	(In millions)
Actuarial loss /(gain)	US$	35.2	Rs.	1,568.2	Rs.	972.5	Rs.	539.2	US$	4.1	Rs.	182.7	Rs.	144.7	Rs. 163.1

	US$	35.2	Rs.	1,568.2	Rs.	972.5	Rs.	539.2	US$	4.1	Rs.	182.7	Rs.	144.7	Rs. 163.1

Information for funded plans with a defined benefit obligation in excess of plan assets:

	As of March 31,
	Pension Benefits
	(In millions)
	2011		2011		2010
Defined benefit obligation	US$	140.0	Rs.	6,243.5	Rs.	5,534.1
Fair value of plan assets	US$	137.7	Rs.	6,139.8	Rs.	5,473.5

Information for unfunded plans:

	As of March 31,
	Pension Benefits						Post retirement medical Benefits
	2011		2011		2010		2011		2011		2010
	(In millions)
Defined benefit obligation	US$	13.9	Rs.	617.7	Rs	516.9	US$	21.9	Rs.	976.8	Rs.	871.2

Net pension and post retirement medical cost consists of the following components:

	Year ended March 31,
	Pension Benefits								Post retirement medical Benefits
	2011		2011		2010		2009		2011		2011		2010		2009
	(In millions)
Service cost	US$	7.9		Rs. 352.9		Rs. 313.5		Rs. 314.3	US$	0.8		Rs. 36.7		Rs. 32.7		Rs. 27.9
Interest cost		10.7		477.7		448.7		439.2		1.6		72.3		70.5		58.0
Expected return on plan assets		(10.0)		(445.7)		(421.0)		(384.1)		—		—		—		—
Cost/( gain) of settlement		—		—		—		(43.5)		—		—		—		—
Past service cost		—		—		—		30.7		—		—		—		—

Net periodic cost	US$	8.6	Rs.	384.9	Rs.	341.2	Rs.	356.6	US$	2.4	Rs.	109.0	Rs.	103.2	Rs.	85.9

Other changes in plan assets and benefit obligation recognized in other comprehensive income.

	Year ended March 31,
	Pension Benefits								Post retirement medical Benefits
	2011		2011		2010		2009		2011		2011		2010		2009
	(In millions)
Actuarial loss/ (gain)	US$	13.4	Rs.	595.7	Rs.	507.7	Rs.	(13.0)	US$	0.9	Rs.	38.0	Rs.	(1.4)	Rs.	105.7
Sale of controlling equity interest in subsidiary during the year		—		—		(74.4)		—		—		—		(17.0)		—

Total recognized in other comprehensive income	US$	13.4	Rs.	595.7	Rs.	433.3	Rs.	(13.0)	US$	0.9	Rs.	38.0	Rs.	(18.4)	Rs.	105.7

Total recognized in statement of operations and other comprehensive income	US$	22.0	Rs.	980.6	Rs.	774.5	Rs.	343.6	US$	3.3	Rs.	147.0	Rs.	84.8	Rs.	191.6

The assumptions used in accounting for the pension and post retirement medical plans are set out below:

	Year ended March 31,
	Pension Benefits			Post retirement medical Benefits
	2011	2010	2009	2011	2010	2009
Discount rate	6.75% - 8.50%	6.75% - 8.50%	6.75% - 8.50%	8.50%	8.50%	8.50%
Rate of increase in compensation level of covered employees	5.00% - 10.00%	2.00% - 8.00%	0.00% - 7.50%	NA	NA	NA
Increase in health care cost	NA	NA	NA	4.00%	4.00%	4.00%
Expected rate of return on plan assets	8.00%	8.00%	8.00%	NA	NA	NA

The expected return on plan assets is determined considering several applicable factors mainly including the composition of the plan assets held, assessed risks of asset management, historical results of the return on plan assets and the Company’s policy for plan asset management.

Plan Assets

The Company’s pension plan asset allocation as of March 31, 2011 and 2010 by category are as follows:

	Pension benefits
	Plan assets as of March 31,
	2011	2010
Asset category:
Debt securities	76%	76%
Balances with banks	24%	24%

	100%	100%

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

The Company expects to contribute Rs. 891.1 million to the funded pension plans in fiscal 2012.

The table below outlines the effect on the service cost, the interest cost and the defined benefit obligation in the event of an increase of 1% in the assumed rate of increase in health care cost:

	Year ended March 31,
	2011		2011		2010
	(In millions)
Effect on defined benefit obligation	US$	1.8	Rs.	68.8	Rs.	130.3
Effect on service cost and interest cost	US$	0.3	Rs.	13.7	Rs.	12.4

The table below outlines the effect on the service cost, the interest cost and the defined benefit obligation in the event of a decrease of 1% in the assumed rate of decrease in health care cost:

	Year ended March 31,
	2011		2011		2010
	(In millions)
Effect on defined benefit obligation	US$	(2.1)	Rs.	(91.9)	Rs.	(41.3)
Effect on service cost and interest cost	US$	(0.3)	Rs.	(11.5)	Rs.	(11.0)

Severance indemnity plan

Severance indemnity is an unfunded plan of Tata Daewoo Commercial Vehicles Limited (TDCV), a subsidiary of Tata Motors Limited.

The following table sets out, the amounts recognized in the financial statements for the severance indemnity plan.

					As of March 31,
					2011		2011		2010
					(In millions)
Change in defined benefit obligation:
Defined benefit obligation, beginning of the year					US$	48.7	Rs.	2,172.1	Rs.	1,748.1
Service cost						4.6		203.2		175.4
Interest cost						2.3		102.8		88.5
Actuarial loss / (gain)						(5.2)		(233.8)		197.5
Benefits paid						(2.0)		(89.6)		(162.6)
Foreign currency translation						1.1		51.2		125.2

Defined benefit obligation, end of the year					US$	49.5	Rs.	2,205.9	Rs.	2,172.1

Change in plan assets:
Fair value of plan assets, beginning of the year					US$	—	Rs.	—	Rs.	—
Expected return on plan assets						—		—		—
Actuarial (loss) / gain						—		—		—
Employer’s contributions						2.0		89.6		162.6
Benefits paid						(2.0)		(89.6)		(162.6)

Fair value of plan assets, end of the year					US$	—	Rs.	—	Rs.	—

					As of March 31,
					2011		2011		2010
					(In millions)
Amount recognized in the balance sheet consist of:
Present value of defined benefit obligation					US$	49.5	Rs.	2,205.9	Rs.	2,172.1

Net liability					US$	(49.5)	Rs.	(2,205.9)	Rs.	(2,172.1)

Amounts in the balance sheet:
Non- current liabilities					US$	(49.5)	Rs.	(2,205.9)	Rs.	(2,172.1)

	As of March 31,
	2011		2011		2010		2009		2008
	(In millions)
Experience adjustments
Present value of defined benefit obligation	US$	49.5	Rs.	2,205.9	Rs.	2,172.1	Rs.	1,748.1	Rs.	1,564.8
Fair value of plan assets		—		—		—		—		—
Surplus/ (deficit)		(49.5)		(2,205.9)		(2,172.1)		(1,748.1)		(1,564.8)
Experience adjustments on plan liabilities		1.2		55.6		(200.9)		(154.2)		(140.8)
Experience adjustments on plan assets	US$	—	Rs.	—	Rs.	—	Rs.	—	Rs.	—

Amount recognized in other comprehensive income for severance indemnity consists of:

	As of March 31,
	2011		2011		2010
	(In millions)
Actuarial loss / (gain)	US$	5.4	Rs.	240.2	Rs.	474.0

Net severance indemnity cost consists of the following components:

	As of March 31,
	2011		2011		2010		2009
	(In millions)
Service cost	US$	4.6	Rs.	203.2	Rs.	175.4	Rs.	147.5
Interest cost		2.3		102.8		88.5		76.4

Net periodic pension cost	US$	6.9	Rs.	306.0	Rs.	263.9	Rs.	223.9

Other changes in plan assets and benefit obligation recognized in other comprehensive income for severance indemnity plan:

	Year ended March 31,
	2011		2011		2010		2009
	(In millions)
Actuarial loss / (gain)	US$	(5.2)	Rs.	(233.8)	Rs.	197.5	Rs.	199.6

Total recognized in other comprehensive income	US$	(5.2)	Rs.	(233.8)	Rs.	197.5	Rs.	199.6

Total recognized in statement of operations and other comprehensive income	US$	1.7	Rs.	72.2	Rs.	461.4	Rs.	423.5

The assumptions used in accounting for the Severance indemnity plan is set out below:

	Year ended March 31,
	2011	2010	2009
Discount rate	4.53%	4.84%	5.00%
Rate of increase in compensation level of covered employees	5%-7%	7.00%	7.00%

Jaguar Cars Ltd and Land Rover UK, have pension arrangements providing employees with defined benefits related to pay and service as set out in the rules of each fund. The following table sets out the disclosure pertaining to employee benefits of Jaguar Cars Limited and Land Rover, UK.

	As of March 31,
	Pension benefits
	2011		2011		2010
	(In millions)
Change in defined benefit obligation:
Defined benefit obligation, beginning of the year	US$	5,906.5	Rs.	263,402.4	Rs.	221,195.4
Service cost		168.8		7,526.3		4,800.4
Interest cost		343.0		15,294.0		15,550.5
Actuarial (gain) /loss		360.6		16,080.1		49,022.0
Benefits paid		(204.2)		(9,107.0)		(8,260.5)
Member contributions		10.4		463.9		1,478.1
Expenses paid		(0.2)		(9.9)		(1.5)
Past service cost		7.9		354.1		122.5
Plan curtailment		—		—		(54.5)
Plan settlement		(2.1)		(94.2)		(6.8)
Plan combinations		—		—		27.3
Foreign currency translation		298.7		13,323.9		(20,470.5)

Defined benefit obligation, end of the year	US$	6,889.4	Rs.	307,233.6	Rs.	263,402.4

Change in plan assets:
Fair value of plan assets, beginning of the year	US$	5,809.8	Rs.	259,088.6	Rs.	225,918.1
Expected return on plan assets		383.7		17,112.0		13,148.8
Actuarial gain /(loss)		48.5		2,160.8		42,592.7
Employer’s contributions		346.7		15,459.7		3,980.6
Members contributions		10.4		463.9		1,478.1
Benefits paid		(204.2)		(9,107.0)		(8,260.5)
Expenses paid		(0.2)		(9.9)		(1.5)
Plan settlement		(1.8)		(82.2)		(6.8)
Foreign currency translation		293.1		13,074.3		(19,760.9)

Fair value of plan assets, end of the year	US$	6,686.0	Rs.	298,160.2	Rs.	259,088.6

	Year ended March 31,
	Pension benefits
	2011		2011		2010
	(In millions)
Amount recognized in the balance sheet consist of:
Present value of defined benefit obligation	US$	6,889.4	Rs.	307,233.6	Rs.	263,402.4
Fair value of plan Assets		6,686.0		298,160.2		259,088.6

Surplus/ (deficit)		(203.4)		(9,073.4)		(4,313.8)
Restriction of pension asset (as per IFRIC 14)		(52.9)		(2,358.4)		(176.4)
Onerous obligation		(202.5)		(9,029.9)		(2,337.2)
Foreign currency translation		(3.4)		(152.9)		50.6

Net liability	US$	(462.2)	Rs.	(20,614.6)	Rs.	(6,776.8)

Amount recognized in the balance sheet consist of:
Non- current assets	US$	1.6	Rs.	67.2	Rs.	29.8
Non -current liabilities		(463.8)		(20,681.8)		(6,806.6)

Net liability	US$	(462.2)	Rs.	(20,614.6)	Rs.	(6,776.8)

	Year ended March 31,
	Pension benefits
	2011		2011		2010		2009
	(In millions)
Experience adjustments
Present value of defined benefit obligation	US$	6,889.4	Rs.	307,233.6	Rs.	263,402.4	Rs.	221,195.4
Fair value of plan assets		6,686.0		298,160.2		259,088.6		225,918.1
Surplus/ (deficit)		(203.4)		(9,073.4)		(4,313.8)		4,722.7
Experience adjustments on plan liabilities		156.3		6,968.0		44,042.5		2,412.6
Experience adjustments on plan assets	US$	48.9	Rs.	2,179.7	Rs.	38,266.3	Rs.	48,909.7

Amount recognized in other comprehensive income

	As of March 31,
	Pension benefits
	2011		2011		2010		2009
	(In millions)
Actuarial loss/ (gain)	US$	1,037.7	Rs.	46,275.8	Rs.	32,356.4	Rs.	25,927.1
Restriction of pension asset (as per IFRIC 14)		(248.8)		(11,093.2)		(13,275.2)		(10,548.5)
Onerous obligation		108.4		4,831.9		(1,860.8)		162.1

	US$	897.3	Rs.	40,014.5	Rs.	17,220.4	Rs.	15,540.7

Net pension and post retirement cost consists of the following components:

	Year ended March 31,
	Pension benefits
	2011		2011		2010		2009
	(In millions)
Service cost	US$	168.8	Rs.	7,526.3	Rs.	4,800.4	Rs.	4,827.8
Interest cost		343.0		15,294.0		15,550.5		12,604.3
Expected return on plan assets		(383.7)		(17,112.0)		(13,148.8)		(17,094.6)

Net periodic pension cost	US$	128.1	Rs.	5,708.3	Rs.	7,202.1	Rs.	337.5

Other changes in plan assets and benefit obligations recognized in other comprehensive income:

	Year ended March 31,
	Pension benefits
	2011		2011		2010		2009
	(In millions)
Actuarial loss	US$	312.1	Rs.	13,919.4	Rs.	6,429.3	Rs.	25,927.1
Restriction on pension asset (as per IFRIC 14)		48.9		2,182.0		(2,726.7)		(10,548.5)
Onerous obligation		150.1		6,692.7		(2,022.9)		162.1

Total recognized in other comprehensive income	US$	511.1	Rs.	22,794.1	Rs.	1,679.7	Rs.	15,540.7

Total recognized in statement of operations and other comprehensive income	US$	639.2	Rs.	28,502.4	Rs.	8,881.8	Rs.	15,878.2

The expected return on assets assumptions are derived by considering the expected long-term rates of return on plan investments. The overall rate of return is a weighted average of the expected returns of the individual investments made in the group plans. The long-term rates of return on equities are derived from considering current risk free rates of return with the addition of an appropriate future risk premium from an analysis of historic returns in various countries. The long-term rates of return on bonds are set in line with market yields currently available at the statement of financial position date.

The assumptions used in accounting for the pension plans are set out below:

	Year ended March 31,
	Pension benefits
	2011	2010	2009
Discount rate	5.19%-5.50%	5.50%-5.60%	6.70%-7.16%
Rate of increase in compensation level of covered employees	2.07%-3.90%	2.10%-4.00%	3.35%-3.80%
Inflation increase	2.00%-3.40%	2.00%-3.50%	2.52%-3.30%
Expected rate of return on plan assets	5.75%-6.57%	6.50%	5.80%-6.40%

In fiscal 2011, Jaguar Land Rover revised its mortality assumption which resulted in an increase in pension liability by Rs. 20,092.2 million. The revision in mortality assumptions has been made consequent to the morality analysis performed as part of the latest funding valuation of the benefit schemes. The revised mortality assumptions reflect the latest available tables/experience available for United Kingdom Pension Schemes.

Pension plans asset allocation by category is as follows:

	As of March 31,
	2011	2010
Asset category:
Debt	29.0%	46.7%
Equities	61.8%	50.6%
Others	9.2%	2.7%

The Company expects to contribute Rs. 8,259.2 million to the funded pension plans of Jaguar Cars Limited and Land Rover , UK in fiscal 2012.

Defined contribution plan

The Company’s contribution to defined contribution plans aggregated Rs. 2,136.3 million, Rs. 2,156.4 million and Rs 2,077.7 million for years ended March 31, 2011, 2010 and 2009 respectively.

34.	Acquisitions

During the year ended March 31, 2009, the Company had the following acquisitions.

a)	Jaguar Land Rover Businesses (JLR)

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

d)	Total consolidated revenue of the Company and net loss of the Company would have been Rs. 849,364.8 million (unaudited) and Rs. 43,540.0 million (unaudited) respectively, had all the acquisitions been effective for the full year 2008-09.

35.	Commitments and contingencies

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

As of March 31, 2011, the income tax demands by the income tax authorities aggregated Rs.149 million, which includes Rs. 149 million in respect of equity accounted investees (Rs. 133 million, which includes Rs. 73 million in respect of equity accounted investees, as of March 31, 2010), which are being contested by the Company in appeal and in respect of which the Company expects to succeed based on favorable decisions in earlier assessment years. There are matters aggregating Rs. 40 million, which includes Rs.17 million in respect of equity accounted investees (Rs. 24 million, which includes Rs. Nil in respect of equity accounted investees, as of March 31, 2010) in respect of which the Company has won in appeals which have been further contested by the income tax authorities before the higher appellate authorities. There are other matters/disputes pending in appeal aggregating Rs.1,556 million, which includes Rs. 18 million in respect of equity accounted investees (Rs. 1,263 million, which includes Rs. Nil in respect of equity accounted investees as of March 31, 2010).

Excise Duty and Service Tax

As of March 31, 2011, there were pending litigations on various counts relating to Excise Duty and Service Tax involving demand of Rs.6,709 million, which includes Rs. 108 million in respect of equity accounted investees (Rs. 2,429 million, which includes Rs. 96 million in respect of equity accounted investees, as of March 31, 2010). These demands challenged the basis of valuation of the Company’s products and denial of the ‘Central Value Added Tax’ (“CENVAT”) credit on inputs. The details of the demands for more than Rs. 200 million are as follows:

The excise authorities had denied CENVAT credit of Rs. 2,942 million (Rs. Nil as of March 31, 2010) for the period 01.04.2006 to 30.06.2010, in respect of consulting engineering services alleged to be have been availed exclusively for producing prototypes at the Engineering Research Centre Pune. The contention of the department is that since we claim exemption from CENVAT under Notification No.167/71-CE dt 11.09.1971, we are not entitled to avail service tax credit on consulting engineering services used in the Engineering Research Centre. The matter is being contested by the Company before the Appellate Authorities. The Company is of the opinion that it has sound case on merits, since the consulting engineering services are not exclusively used in the manufacture of prototypes and they form part of assessable value of the final products manufactured by the Company on which CENVAT is paid.

The excise authorities had denied CENVAT credit of Rs.390 million (Rs. 221 million as of March 31, 2010) in earlier years, on certain accessories supplied with the vehicles and on other technical grounds. The matter is being contested by the Company before the appellate authorities. There are cases pertaining to valuation disputes of amounting to Rs. 744 million (Rs. 744 million as of March 31, 2010) which include an amount of Rs.730 million (Rs. 730 million as of March 31, 2010) pertaining to valuation of chassis sent to body builders for building body on its en-route to regional sales office.

The excise authorities had raised a demand of Rs. 371 million (Rs. 371 million as of March 31, 2010) involving classification dispute where the excise authorities had alleged that certain products in the commercial vehicle category (- Tippers) will attract levy of 1% towards National Calamity Contingency Duty on the alleged ground that there are similarities between Tippers and Dumpers. The Company has contended that there are many technical differences between Tippers and Dumpers. The appeal is pending before the Tribunal.

The Excise Authorities have raised a demands of Rs.259 million (Rs. 237 million as of March 31, 2010) on pre delivery inspection charges and free after sales service charges incurred by dealers on certain products on the alleged ground that pre-delivery inspection and free after sales services are provided by dealer on behalf of the Company and hence, should be included in excisable value of the vehicle. The case is pending before the Tribunal, which has granted unconditional stay.

Sales Tax

The total Sales Tax demands (including interest and penalty), which are being contested by the Company amount to Rs. 6,155 million, which includes Rs. 746 million in respect of equity accounted investees as of March 31, 2011 (Rs. 4,867 million, which includes Rs. 1,013 million in respect of equity accounted investees, as of March 31, 2010). The details of the demands for more than Rs. 200 million are as follows:

The Sales Tax Authorities have raised demand of Rs 1,159 million (Rs Nil as of March 31,2010) towards rejection of certain statutory forms for lower/nil tax rate (Form F and Form C) on technical grounds such as late submission, single form issued against two months dispatches, etc. and denial of exemption from tax in the absence of proof of export for certain years. The company has contended that the benefit can not be denied on technicalities and also these are being cured. The Honorable High Court has given 90% stay on demand, considering the merits of our submission.

In some of the States in India, the Sales Tax authorities have raised disputes totaling up to Rs. 414 million as of March 31, 2011 (Rs. 506 million as of March 31, 2010), treating the stock transfers of vehicles from the Company’s manufacturing plants to sales offices and the transfers between two sales offices as sales liable for levy of sales tax.

Under the notification (valid upto May 10, 2002) issued by the Sales Tax authority, in one of the State in India, the rate of sales tax was reduced to 4%. Consequently, the interstate sales tax also became 4% and since it was not concessional rate prescribed declaration Form, was not mandatory in the opinion of the Company. However, the Sales Tax authorities raised the demand aggregating Rs. 696 million as of March 31, 2011 (Rs. 723 million as of March 31, 2010), on the ground that prescribed declaration forms were not collected. The Company expects to get relief in appeal on submission of Forms.

Sales tax demands aggregating Rs. 1,451 million as of March 31, 2011 (Rs. 2,413 million as of March 31, 2010) have been raised by Sales Tax authorities disallowing the concessional rate of 2% on certain purchases of raw material in case the final product is stock transferred for sale outside the state. The Sales Tax authorities are relying on a notification issued by the State Government. Based on submissions, the Appellate authority has remanded the issue for fresh adjudication.

One of the equity accounted investee is contesting for the local sales tax exemption in view of notifications for the period 01-01-1996 to 31-12-2003, which has been denied by the authorities on technical grounds. The equity accounted investee has filed a writ petition against this demand and presently this matter is pending in the High Court of Jharkhand with the stay order on the demand. Share of the Company in the claim amount is Rs. 234 million (Rs. 234 million as of March 31, 2010).

Other Taxes and Dues

Other amounts for which the Company may contingently be liable aggregate to Rs.2,238 million, which includes Rs. 46 million in respect of equity accounted investees as of March 31, 2011 (Rs. 1,312 million, which includes Rs. 44 million in respect of equity accounted investees, as of March 31, 2010) following are the cases involving more than Rs. 200 million:

The municipal authorities in certain states levy Octroi duty (a local indirect tax) on goods brought inside the municipal limits at rates based on the classification of goods. Demands aggregating Rs. 572 million as of March 31, 2011 (Rs. 572 million as of March 31, 2010) had been raised demanding higher Octroi duties on account of classification disputes relating to components purchased for the manufacture of vehicles and retrospective increase in Octroi rates relating to past periods. The dispute relating to classification is presently pending before the Supreme Court and the other dispute is pending before the Bombay High Court on remand by the Supreme Court.

As of March 31, 2011, property tax amounting to Rs. 289 million (Rs. 201 million as of March 31, 2010) has been demanded by the local municipal authorities in respect of vacant land of the Company in the plant in Pimpri, Pune. The Company has filed SLP (Special Leave Petition) before the Supreme Court against an unfavorable decision of the Bombay High Court. The Supreme Court has disposed of the SLP and remanded the matter for fresh adjudication.

Other claims

There are other claims against the Company, majority of which pertain to motor accident claims and product liability claims/consumer complaints. Some of the cases also relate to replacement of parts of vehicles and/or compensation for deficiency in the services by the Company or its dealers.

Commitments

The Company has entered into various contracts with vendors and contractors for the acquisition of plant and machinery, equipment and various civil contracts of capital nature aggregating Rs. 48,142 million, which includes Rs.1,142 million in respect of equity accounted investees as of March 31, 2011 (Rs. 19,185 million, which includes Rs. 1,988 million in respect of equity accounted investees, as of March 31, 2010), which are yet to be executed.

The Company has entered into various contracts with vendors and contractors for the acquisition of intangible assets of capital nature aggregating Rs.3,500 million as of March 31, 2011 (Rs. 9,564 million as of March 31, 2010), which are yet to be executed.

For commitments related to leases, refer note 12.

36.	Capital Management

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

The following table summarizes the capital of the Company:

	As of March 31,
	2011		2011		2010
	(In millions)
Equity*	US$	5,162.7	Rs.	230,231.3	Rs.	128,264.9
Short- term borrowings and current portion of long term debt		4,170.7		185,990.8		224,254.3
Long- term debt		4,517.8		201,471.3		198,897.4

Total debt		8,688.5		387,462.1		423,151.7

Total capital ( Debt + Equity)	US$	13,851.2	Rs.	617,693.4	Rs.	551,416.6

*	Details of equity

	As of March 31,
	2011		2011		2010
	(In millions)
Total equity as reported in balance sheet	US$	4,737.3	Rs.	211,259.3	Rs.	102,222.8
Currency translation reserve attributable to
- shareholders of Tata Motors Limited		457.4		20,399.1		25,982.3
- Non-controlling interests		2.3		101.6		59.8
Hedging reserve		(34.3)		(1,528.7)		—

Equity as reported above	US$	5,162.7	Rs.	230,231.3	Rs.	128,264.9

37.	Disclosures on financial instruments

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

a)	Financial assets and liabilities

The following table presents the carrying amounts and fair value of each category of financial assets and liabilities as of March 31, 2011.

Financial assets	Cash and loans and receivables		Available- for-sale financial assets		Derivatives in other than hedging relationship		Derivatives in hedging relationship		Total carrying value		Total fair value		Total carrying value		Total fair value
	(In millions)
Cash and cash equivalents	Rs.	90,670.9	Rs.	—	Rs.	—	Rs.	—	Rs.	90,670.9	Rs.	90,670.9	US$	2,033.2	US$	2,033.2
Short-term deposits with bank		7,735.2		—		—		—		7,735.2		7,735.2		173.5		173.5
Finance receivables		146,327.7		—		—		—		146,327.7		149,860.7		3,281.3		3,360.5
Trade receivables		67,689.0		—		—		—		67,689.0		67,689.0		1,517.9		1,517.9
Unquoted equity investments*		—		3,513.5		—		—		3,513.5		—		78.8		—
Other investments		345.0		15,026.7		—		—		15,371.7		15,371.7		344.7		344.7
Other financial assets - current		7,564.7		—		1,168.5		2,479.9		11,213.1		11,213.1		251.4		251.4
Other financial assets - non-current		15,018.2		—		—		—		15,018.2		14,853.7		336.8		333.1

Total	Rs.	335,350.7	Rs.	18,540.2	Rs.	1,168.5	Rs.	2,479.9	Rs.	357,539.3	Rs.	357,394.3	US$	8,017.6	US$	8,014.3

*	The fair value in respect of the unquoted equity investments cannot be reliably measured.

Financial liabilities	Derivatives other than in hedging relationship		Derivatives in hedging relationship		Other financial liabilities		Total carrying value		Total fair value		Total carrying value		Total fair value
	(In millions)
Accounts payable	Rs.	—	Rs.	—	Rs.	224,904.7	Rs.	224,904.7	Rs.	224,904.7	US$	5,043.5	US$	5,043.5
Acceptances		—		—		53,607.8		53,607.8		53,607.8		1,202.1		1,202.1
Short-term debt (excluding current portion of long-term debt)		—		—		132,144.0		132,144.0		132,144.0		2,963.2		2,963.2
Long-term debt (including current portion of long-term debt)		9,972.8		—		245,345.3		255,318.1		259,613.6		5,725.3		5,821.6
Other financial liabilities – current		19.1		358.6		12,142.0		12,519.7		12,519.7		280.7		280.7
Other financial liabilities – non-current		—		—		5,611.9		5,611.9		5,425.8		125.8		121.7

Total	Rs.	9,991.9	Rs.	358.6	Rs.	673,755.7	Rs.	684,106.2	Rs.	688,215.6	US$	15,340.6	US$	15,432.8

The following table presents the carrying amounts and fair value of each category of financial assets and liabilities as of March 31, 2010.

Financial assets	Cash and loans and receivables		Available- for-sale financial assets		Derivatives other than in hedging relationship		Total carrying value		Total fair value
	(In millions)
Cash and cash equivalents	Rs.	63,462.9	Rs.	—	Rs.	—	Rs.	63,462.9	Rs.	63,462.9
Short-term deposits with bank		4,187.1		—		—		4,187.1		4,187.1
Finance receivables		147,142.8		—		—		147,142.8		150,571.8
Trade receivables		70,169.5		—		—		70,169.5		70,169.5
Unquoted equity investments*		—		2,369.5		—		2,369.5		—
Other investments		414.0		14,456.3		—		14,870.3		14,870.3
Other financial assets - current		5,319.1		—		68.2		5,387.3		5,387.3
Other financial assets - non-current		28,144.9		—		—		28,144.9		27,967.9

Total	Rs.	318,840.3	Rs.	16,825.8	Rs.	68.2	Rs.	335,734.3	Rs.	336,616.8

*	The fair value in respect of the unquoted equity investments cannot be reliably measured.

Financial liabilities	Derivatives other than in hedging relationship		Other financial liabilities		Total carrying value		Total fair value
	(In millions)
Accounts payable	Rs.	—	Rs.	183,269.9	Rs.	183,269.9	Rs.	183,269.9
Acceptances		—		72,741.6		72,741.6		72,741.6
Short-term debt ( excluding current portion of long-term debt)		—		155,760.9		155,760.9		155,760.9
Long-term debt (including current portion of long-term debt)		11,136.3		256,254.5		267,390.8		273,475.6
Other financial liabilities – current		78.6		11,372.1		11,450.7		11,450.7
Other financial liabilities – non-current		—		8,230.5		8,230.5		7,965.0

Total	Rs.	11,214.9	Rs.	687,629.5	Rs.	698,844.4	Rs.	704,663.7

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

	As of March 31,2011
	Level 1		Level 2		Level 3		Total
	(In millions)
Financial assets measured at fair value
Available-for-sale financial assets	Rs.	14,925.2	Rs.	—	Rs.	101.5	Rs.	15,026.7
Derivative assets		—		3,648.4		—		3,648.4

Total	Rs.	14,925.2	Rs.	3,648.4	Rs.	101.5	Rs.	18,675.1

	US$	334.7	US$	81.8	US$	2.3	US$	418.8
Financial liabilities measured at fair value
Conversion option liability		—		—		9,972.8		9,972.8
Derivative liabilities		—		377.7		—		377.7

Total	Rs.	—	Rs.	377.7	Rs.	9,972.8	Rs.	10,350.5

	US$	—	US$	8.5	US$	223.6	US$	232.1

Reconciliation of Level 3 category of financial assets and financial liabilities:

	For the year ended March 31,2011
	Conversion option liability				Available-for-sale financial assets
	(In millions)
Balance at the beginning	US$	249.7	Rs.	11,136.3	US$	2.4	Rs.	106.8
Total losses:
- recognized in statement of operations (refer note 31)*		310.6		13,850.1		—		—
- recognized in other comprehensive income		—		—		0.2		10.6
Sales during the year		—		—		(0.3)		(15.9)
Conversion of notes during the year		(336.7)		(15,013.6)		—		—

Balance at the end	US$	223.6	Rs.	9,972.8	US$	2.3	Rs.	101.5

*	Total loss recognized in the statement of operations for the year ended March 31, 2011 includes Rs. 5,404.8 million in respect of conversion option liability in foreign currency convertible notes outstanding as of March 31, 2011.

	As of March 31,2010
	Level 1		Level 2		Level 3		Total
	(In millions)
Financial assets measured at fair value
Available-for-sale financial assets	Rs.	14,349.5	Rs.	—	Rs.	106.8	Rs.	14,456.3
Derivative assets		—		68.2		—		68.2

Total	Rs.	14,349.5	Rs.	68.2	Rs.	106.8	Rs.	14,524.5

Financial liabilities measured at fair value
Conversion option liability		—		—		11,136.3		11,136.3
Derivative liabilities		—		78.6		—		78.6

Total	Rs.	—	Rs.	78.6	Rs.	11,136.3	Rs.	11,214.9

Reconciliation of Level 3 category of financial assets and financial liabilities:

	For the year ended March 31,2010
	Conversion option liability		Available-for-sale financial assets
	(In millions)
Balance at the beginning	Rs.	125.7	Rs.	129.4
Foreign currency convertible notes issued during the year		4,018.5		—
Total losses:
- recognized in statement of operations (refer note 31)*		11,173.5		—
- recognized in other comprehensive income		—		(6.7)
Sales during the year		—		(15.9)
Conversion of notes during the year		(4,181.4)		—

Balance at the end	Rs.	11,136.3	Rs.	106.8

* Total loss recognized in the statement of operations for the year ended March 31, 2010 includes Rs 7,096.6 million in respect of conversion option liability in foreign currency convertible notes outstanding as of March 31, 2010.

Notes –

The short term financial assets and liabilities are stated at amortized cost which is approximately equal to their fair value.

The fair value of finance receivables have been estimated by discounting expected cash flows using rates at which loans of similar credit quality and maturity would be made as of March 31, 2011 and March 31, 2010.

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

The carrying amount of trade receivables and finance receivables along with the associated liabilities is as follows:

	As of March 31,
	2011				2011		2010
Nature of Asset	Carrying amount of asset sold		Carrying amount of associated liabilities		Carrying amount of asset sold	Carrying amount of associated liabilities	Carrying amount of asset sold	Carrying amount of associated liabilities
	(In millions)
Trade receivables	US$	472.0	US$	472.0	Rs. 21,047.1	Rs. 21,047.1	Rs. 20,216.9	Rs. 20,216.9
Finance receivables		1,085.3		1,131.8	48,397.3	50,471.1	72,142.5	74,595.2

c)	Cash flow hedges

As of March 31, 2011, the Company has taken out a number of cash flow hedging instruments. The Company uses both USD/GBP forward and option contracts and USD/Euro forward contracts to hedge future cash flows from sales and purchases. The hedging risk management policy covers forecast sales and purchases up to 3 years into the future. As at March 31, 2011, all derivative contracts have a maturity of less than 1 year.

The Company also has a number of USD/Euro options which are entered into as an economic hedge of the financial risks of the Company. These contracts do not meet the hedge accounting criteria of IAS 39, so the change in fair value is recognised immediately in the statement of operations.

The time value of options is considered ineffective in the hedge relationship and the change in fair value is recognised immediately in the income statement.

As of March 31, 2010, there were no designated cash flow hedges.

Changes in fair value of forward exchange contracts to the extent determined to be an effective hedge is recognized in other comprehensive income and the ineffective portion of the fair value change is recognized in statement of operations. Accordingly, the fair value change of (net gain) Rs. 1,528.7 million (net of tax), Rs. Nil and (net loss) Rs. 875.1 million (net of tax), was recognized in other comprehensive income during the year ended March 31, 2011, March 31, 2010 and March 31, 2009, respectively.

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

Considering the countries and economic environment in which the Company operates, its operations are subject to risks arising from fluctuations in exchange rates in those countries. The risks primarily relate to fluctuations in US Dollar, Chinese Yuan, Japanese Yen and Euro against the respective functional currencies of Tata Motors Limited and its subsidiaries.

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

The following table set forth information relating to foreign currency exposure (other than risk arising from derivatives disclosed at clause (iv) below) as of March 31, 2011:

	US Dollar		Euro		Chinese Yuan		JPY		Others*		Total
	(In millions)
Financial assets	Rs.	20,225.9	Rs.	16,061.2	Rs.	19,960.7	Rs.	2,887.7	Rs.	26,630.3	Rs.	85,765.8
Financial liabilities		88,927.6		32,306.5		20,146.5		3,037.2		23,708.7		168,126.5

Net exposure asset/(liability)	Rs.	(68,701.7)	Rs.	(16,245.3)	Rs.	(185.8)	Rs.	(149.5)	Rs.	2,921.6	Rs.	(82,360.7)

*	Others include currencies such as Singapore dollars, Swiss Franc, Australian dollars, South African Rand, Thai baht, Korean won etc.

10% appreciation/ depreciation of the respective foreign currencies with respect to functional currency of Tata Motors Limited and its subsidiaries would result in decrease / increase in the Company’s net income before tax by approximately Rs. 8,236.0 million for the year ended March 31, 2011.

The following table set forth information relating to foreign currency exposure (other than risk arising from derivatives disclosed at clause (iv) below) as of March 31, 2010:

	US Dollar		Euro		JPY		Others*		Total
	(In millions)
Financial assets	Rs.	26,517.9	Rs.	12,821.3	Rs.	1,602.0	Rs.	14,833.5	Rs.	55,774.7
Financial liabilities		75,943.5		42,532.6		6,259.8		7,476.1		132,212.0

Net exposure asset/(liability)	Rs.	(49,425.6)	Rs.	(29,711.3)	Rs.	(4,657.8)	Rs.	7,357.4	Rs.	(76,437.3)

*	Others include currencies such as Singapore dollars, Swiss Franc, Australian dollars, South African Rand, Chinese Yuan, Thai baht, Korean won etc.

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

The following table set forth information relating to foreign currency exposure (other than risk arising from derivatives disclosed at clause (iv) below) as of March 31, 2009:

	US Dollar		Euro		JPY		Others*		Total
	(In millions)
Financial assets	Rs.	11,923.3	Rs.	8,368.4	Rs.	99.0	Rs.	4,400.5	Rs.	24,791.2
Financial liabilities		196,148.0		12,926.2		10,783.1		5,028.0		224,885.3

Net exposure asset/(liability)	Rs.	(184,224.7)	Rs.	(4,557.8)	Rs.	(10,684.1)	Rs.	(627.5)	Rs.	(200,094.1)

*	Others include currencies such as Swiss Franc, Singapore dollars, Australian dollars, etc.

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

As of March 31, 2011, March 31, 2010 and March 31, 2009, net financial liability of Rs. 103,521.8 million, Rs.103,987.9 million and Rs. 202,756.4 million respectively, was subject to the variable interest rate. Increase/decrease of 100 basis points in interest rates at the balance sheet date would result in an impact (decrease/increase in case of net income and increase/decrease in case of net loss) of Rs. 1,035.2 million, Rs. 1,039.9 million and Rs. 2,027.6 million on income/loss for the year ended March 31, 2011, March 31, 2010 and March 31, 2009, respectively.

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

The fair value of some of the Company’s investments in available-for-sale securities exposes the Company to equity price risks. In general, these securities are not held for trading purposes. These investments are subject to changes in the market price of securities. The fair value of available-for-sale equity securities as of March 31, 2011, March 31, 2010 and March 31, 2009 was Rs. 3,645.4 million, Rs. 3,608.2 million and Rs. 5,501.6 million, respectively. A 10 % change in equity prices of available-for-sale securities held as of March 31, 2011, March 31, 2010 and March 31, 2009, would result in an impact of Rs. 364.5 million, Rs. 360.8 million and Rs. 550.2 million on equity, respectively.

The Company has investments in unquoted equity shares, the fair value of which cannot be reliably measured, of Rs. 3,513.5 million as of March 31, 2011 and Rs. 2,369.5 million as of March 31, 2010.

(Note: The impact is indicated on equity before consequential tax impact, if any).

ii) Credit risk

Credit risk is the risk of financial loss arising from counterparty failure to repay or service debt according to the contractual terms or obligations. Credit risk encompasses of both, the direct risk of default and the risk of deterioration of creditworthiness as well as concentration risks

Financial instruments that are subject to concentrations of credit risk principally consist of investments classified as loans and receivables, trade receivables, finance receivables, loans and advances, and derivative financial instruments. None of the financial instruments of the Company result in material concentrations of credit risks.

Exposure to credit risk

The carrying amount of financial assets represents the maximum credit exposure. The maximum exposure to credit risk was Rs. 350,134.3 million as of March 31, 2011 and Rs. 329,431.3 million as of March 31, 2010, being the total of the carrying amount of balances with banks, short term deposits with banks, trade receivables, finance receivables, margin money and financial assets excluding equity investments.

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

	As of March 31,
	2011		2011		2011		2011		2010		2010
	( In millions)
Trade receivables	Gross		Allowance		Gross		Allowance		Gross		Allowance
Period (in months)
Not due	US$	1,108.3	US$	(0.4)	Rs.	49,423.3	Rs.	(19.0)	Rs.	56,751.0	Rs.	(87.0)
Overdue 1-3 months		209.9		(0.5)		9,359.4		(23.4)		11,525.0		(211.9)
Overdue 3-6 months		49.8		—		2,222.8		—		2,541.2		(956.4)
Overdue more than 6 months		201.9		(51.1)		9,006.1		(2,280.2)		1,710.2		(1,102.6)

Total	US$	1,569.9	US$	(52.0)	Rs.	70,011.6		Rs. (2,322.6)	Rs.	72,527.4	Rs.	(2,357.9)

Trade receivables overdue more than six months include Rs. 3,827.7 million outstanding from state government organizations in India which are considered recoverable.

	As of March 31,
	2011		2011		2011		2011		2010		2010
	( In millions)
Finance receivables	Gross		Allowance		Gross		Allowance		Gross		Allowance
Period (in months)
Not due*	US$	3,250.1	US$	(77.6)	Rs.	144,936.5	Rs.	(3,460.4)	Rs.	143,634.0	Rs.	(3,201.0)
Overdue up to 11 months		96.8		(10.5)		4,316.3		(466.8)		5,937.5		(987.1)
Overdue more than 11months		137.8		(115.3)		6,145.8		(5,143.7)		6,052.4		(4,293.0)

Total	US$	3,484.7	US$	(203.4)	Rs.	155,398.6	Rs.	(9,070.9)	Rs.	155,623.9	Rs.	(8,481.1)

*	Allowance in the ‘Not due’ category includes allowance against installments pertaining to impaired finance receivables which have not yet fallen due.

iii)	Liquidity risk

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

The Company also constantly monitors funding options available in the debt and capital markets with a view to maintain financial flexibility.

The table below provides details regarding the contractual maturities of financial liabilities, including estimated interest payments as of March 31, 2011:

	Carrying amount		Due in 1st Year		Due in 2nd Year		Due in 3rd to 5th Year		Due after 5 Years		Total contractual cash flows		Total contractual cash flows
	(In millions)
Non derivative financial liabilities
Accounts payable and acceptances	Rs.	278,512.5	Rs.	278,512.5	Rs.	—	Rs.	—	Rs.	—	Rs.	278,512.5	US$	6,245.6
Borrowings and interest accrued thereon		389,463.7		204,299.0		107,423.0		96,826.0		35,753.2		444,301.2		9,963.0
Other financial liabilities		15,752.3		10,140.4		1,546.2		3,662.5		1,312.9		16,662.0		373.6
Derivative liabilities		377.7		377.7		—		—		—		377.7		8.5

Total	Rs.	684,106.2	Rs.	493,329.6	Rs.	108,969.2	Rs.	100,488.5	Rs.	37,066.1	Rs.	739,853.4	US$	16,590.7

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

	Carrying amount	Due in 1st Year	Due in 2nd Year	Due in 3rd to 5th Year	Total contractual cash flows	Total contractual cash flows
	(In millions)
Collateralized debt obligation	Rs. 50,471.1	Rs. 33,398.7	Rs. 16,684.5	Rs. 5,512.4	Rs. 55,595.6	US$	1,246.7

For the purpose of compiling the contractual cash flows, it has been assumed that the foreign currency convertible notes will be repaid on maturity. If these are converted, the amount repayable will reduce as follows:

	Carrying amount	Due in 1st Year	Due in 2nd Year	Due in 3rd to 5th Year	Total contractual cash flows	Total contractual cash flows
	(In millions)
Foreign currency convertible Notes*	Rs. 29,917.9	Rs. 284.1	Rs. 28,828.5	Rs. 6,094.3	Rs. 35,206.9	US$	789.5

* Excludes conversion option liability of Rs. 9,972.8 millions.

The table below provides details regarding the contractual maturities of financial liabilities, including estimated interest payments as of March 31, 2010:

	Carrying amount	Due in 1st Year	Due in 2nd Year	Due in 3rd to 5th Year	Due after 5 Years	Total contractual cash flows
	(In millions)
Non derivative financial liabilities
Accounts payable and acceptances	Rs. 256,011.5	Rs. 256,011.5	Rs. —	Rs. —	Rs. —	Rs. 256,011.5
Borrowings and interest accrued thereon	424,124.7	235,048.0	65,485.5	142,069.9	44,435.7	487,039.1
Other financial Liabilities	18,629.6	10,399.1	2,818.7	4,063.4	3,175.3	20,456.5
Derivative liabilities	78.6	78.6	—	—	—	78.6

Total	Rs. 698,844.4	Rs. 501,537.2	Rs. 68,304.2	Rs. 146,133.3	Rs. 47,611.0	Rs. 763,585.7

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

	Carrying amount	Due in 1st Year	Due in 2nd Year		Due in 3rd to 5th Year		Total contractual cash flows
	(In millions)
Collateralized debt obligation	Rs. 74,595.2	Rs. 46,247.7	Rs.	26,418.8	Rs.	10,479.8	Rs	. 83,146.3

For the purpose of compiling the contractual cash flows, it has been assumed that the foreign currency convertible notes will be repaid on maturity. If these are converted, the amount repayable will reduce as follows:

	Carrying amount		Due in 1st Year	Due in 2nd Year	Due in 3rd to 5th Year		Total contractual cash flows
	(In millions)
Foreign currency convertible Notes*	Rs.	40,381.1	Rs. 1,147.0	Rs. 4,702.1	Rs.	49,518.3	Rs.	55,367.4

*	Excludes conversion option liability of Rs. 11,136.3 millions

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

Main assumptions used in valuation of conversion option in foreign currency convertible notes (FCCN)/ convertible alternative reference securities (CARS) as of March 31,2011:

		Assumptions
	Currency	Share price in foreign currency	Volatility in share price	Risk free interest rate
CARS due in 2012	USD	27.6	41%	0.6%
FCCN due in 2014	USD	27.6	35%	1.7%

Main assumptions used in valuation of conversion option in foreign currency convertible notes (FCCN)/ convertible alternative reference securities (CARS) as of March 31, 2010:

		Assumptions
	Currency	Share price in foreign currency	Volatility in share price	Risk free interest rate
FCCN due in 2011	USD	16.6	64.0%	0.9%
FCCN due in 2011	JPY	1,548.3	66.0%	0.7%
CARS due in 2012	USD	16.7	45.0%	1.4%
FCCN due in 2014	USD	16.7	35.0%	2.5%

The fair value of derivative financial instruments including embedded derivative is as follows:

	As of March 31,
	2011		2011		2010
	(In millions)
Forward exchange contracts, options and interest rate swaps	US$	73.3	Rs.	3,270.7	Rs.	(10.4)
Embedded derivative- conversion option		(223.6)		(9,972.8)		(11,136.3)

Total	US$	(150.3)	Rs.	(6,702.1)	Rs.	(11,146.7)

The loss on derivative contracts recognized in the statement of operations was Rs. 12,667.3 million for the year ended March 31, 2011.

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

In respect of Company’s forward and option contracts (excluding conversion option), a 10% appreciation/ depreciation of the foreign currency underlying such contracts would have resulted in an approximate gain/loss of Rs.212.5 million in Company’s hedging reserve and an approximate gain/loss of Rs. 7.1 million respectively, in the Company’s statement of operations for the year ended March 31, 2011.

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

In respect of embedded derivative, conversion option:

A 10% increase/decrease in Company’s share price volatility would have resulted in an approximate loss of Rs. 1,339.7 million and an approximate gain of Rs. 1,203.2 million respectively, for the year ended March 31, 2011.

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

A 10% appreciation/depreciation in the underlying foreign currency would have resulted in an approximate gain of Rs. 2,052.6 million and an approximate loss of Rs. 2,783.0 million respectively, for the year ended March 31, 2011.

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

A 50 basis points increase/decrease in US interest rates would have resulted in an approximate loss of Rs. 137.4 million and an approximate gain of Rs. 136.0 million respectively, for the year ended March 31, 2011.

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

The above analysis assumes that all other variables (other than variable under consideration) remain constant.

(Note: The impact is indicated on the income/loss before tax basis).

38.	Collaterals

Inventory, trade receivables, finance receivables, other financial assets, property, plant and equipment with a carrying amount of Rs.287,558.3 million and Rs. 320,102.7 million are pledged as collateral/security against the borrowings and contingent liability as of March 31, 2011 and March 31, 2010 respectively.

Fair value of collaterals for which the Company has taken possession and held as of March 31, 2011 and March 31, 2010, amounted to Rs. 75.2 million and 539.7 million, respectively. The collateral represents vehicles financed by the Company and the Company normally disposes-off these vehicles through auction process.

39.	Segment reporting

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

As of March 31, 2011, the Automotive segment is bifurcated into the following two reportable segments.-

Tata and other brand vehicles, including financing thereof and Jaguar Land Rover.

The Company’s other segment comprises primarily activities relating to production, designing and selling of construction equipment, engineering solutions and software operations (also refer note 30 regarding sale of controlling equity interest in Telcon – a subsidiary engaged in manufacture and sale of construction equipment). None of the other operating segments meets the quantitative thresholds specified in IFRS 8, and accordingly, have been aggregated.

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

	For the year ended / as of March 31, 2011
	Automotive and related activity								Others
	* Tata and other brand vehicles including financing thereof		Jaguar Land Rover		Intra- segment eliminations		Total		Others		Inter-segment eliminations		Total		Total
	(In millions)
Revenues
External revenue	Rs.	526,550.0	Rs.	696,987.7	Rs.	—	Rs.	1,223,537.7	Rs.	8,596.4	Rs.	—	Rs.	1,232,134.1	US$	27,629.4
Inter-segment / intra-segment revenue		297.1		2,766.2		(3,054.0)		9.3		6,319.5		(6,328.8)		—		—

Total revenues	Rs.	526,847.1	Rs.	699,753.9	Rs.	(3,054.0)	Rs.	1,223,547.0	Rs.	14,915.9	Rs.	(6,328.8)	Rs.	1,232,134.1	US$	27,629.4

Earnings before other income, interest and tax		48,916.4		75,672.9		(170.6)		124,418.7		1,486.6		(598.9)		125,306.4		2,809.9
Share of profit/ (loss) of equity accounted investees		(318.2)		—		—		(318.2)		(140.2)				(458.4)		(10.3)
Reconciliation to net income/(loss):
Other income/ (loss) (net)														(8,218.0)		(184.3)
Foreign exchange gain/ (loss) (net)														3,090.0		69.3
Interest income														3,669.5		82.3
Interest expense (net)														(36,853.5)		(826.4)
Income tax expense														(12,787.3)		(286.7)

Net Income /(loss)													Rs.	73,748.7	US$	1,653.8

*	Tata and other brand vehicles include Tata Daewoo and Fiat traded vehicles.

	For the year ended / as of March 31, 2011
	Automotive and related activity								Others
	* Tata and other brand vehicles including financing thereof		Jaguar Land Rover		Intra- segment eliminations		Total		Others		Inter- segment eliminations		Total		Total
	(In millions)
Depreciation and amortization	Rs.	15,074.0	Rs.	28,173.8	Rs.	—	Rs.	43,247.8	Rs.	197.9	Rs.	—	Rs.	43,445.7	US$	974.2
Capital expenditures		27,412.5		63,608.6		—		91,021.1		359.3		(661.9)		90,718.5		2,034.3

Segment assets		475,680.5		452,774.0		(830.6)		927,623.9		11,769.3		(4,343.1)		935,050.1		20,967.6
Investment in equity accounted investees		9,439.2		5.0		—		9,444.2		19,060.1		—		28,504.3		639.2
Reconciliation to total assets:
Investments														18,885.2		423.5
Current and non-current income tax assets														9,138.5		205.0
Deferred income taxes														10,640.7		238.6
Other unallocated financial assets[1]														29,308.1		657.3

Total assets													Rs.	1,031,526.9	US$	23,131.2

Segment liabilities	Rs.	135,739.7	Rs.	264,896.8	Rs.	(555.9)	Rs.	400,080.6	Rs.	4,084.0	Rs.	(1,251.5)	Rs.	402,913.1	US$	9,034.9
Reconciliation to total liabilities:
Borrowings														387,462.1		8,688.5
Current and non-current income tax liabilities														7,363.9		165.1
Deferred income taxes														13,963.0		313.1
Other unallocated financial liabilities [2]														8,565.5		192.3

Total liabilities													Rs.	820,267.6	US$	18,393.9

1	Excludes interest bearing loans and deposits and accrued interest income.
2	Excludes interest accrued and other interest bearing liabilities.

	For the year ended / as of March 31, 2010
	Automotive and related activity								Others
	* Tata and other brand vehicles including financing thereof		Jaguar Land Rover		Intra- segment eliminations		Total		Others		Inter-segment eliminations		Total
	(In millions)
Revenues
External revenue	Rs.	407,318.3	Rs.	490,376.5	Rs.	—	Rs.	897,694.8	Rs.	28,568.0	Rs.	—	Rs.	926,262.8
Inter-segment / intra-segment revenue		275.5		884.1	Rs.	(884.1)		275.5		4,915.1		(5,190.6)		—

Total revenues	Rs.	407,593.8	Rs.	491,260.6	Rs.	(884.1)	Rs.	897,970.3	Rs.	33,483.1	Rs.	(5,190.6)	Rs.	926,262.8

Earnings before other income, interest and tax		46,756.4		877.8		(97.6)		47,536.6		1,265.1		(586.0)		48,215.7
Share of profit/ (loss) of equity accounted investees		(1,217.7)		—		—		(1,217.7)		(11.6)		—		(1,229.3)
Reconciliation to net income/(loss):
Other income **														27,146.9
Foreign exchange gain/ (loss) (net)														16,045.3
Interest income														2,570.1
Interest expense (net)														(40,396.0)
Income tax expense														(14,771.6)

Net Income /(loss)													Rs.	37,581.1

*	Tata and other brand vehicles include Tata Daewoo and Fiat traded vehicles.
**	includes gain on sale of controlling equity interest in subsidiary amounting Rs. 27,565.5 million (refer note 30(a)).

	For the year ended / as of March 31, 2010
	Automotive and related activity								Others
	* Tata and other brand vehicles including financing thereof		Jaguar Land Rover		Intra- segment eliminations		Total		Others		Inter- segment eliminations		Total
	(In millions)
Depreciation and amortization	Rs.	11,847.6	Rs.	23,955.4	Rs.	—	Rs.	35,803.0	Rs.	833.6	Rs.	—	Rs.	36,636.6
Capital expenditures		37,451.0		57,602.2		(2.7)		95,050.5		2,658.1		(728.2)		96,980.4
Segment assets		436,237.9		374,766.8		(119.2)		810,885.5		10,404.2		(3,082.6)		818,207.1
Investment in equity accounted investees		7,960.0		4.7		—		7,964.7		19,333.9		—		27,298.6
Reconciliation to total assets:
Investments														17,239.8
Current and non-current income tax assets														7,689.9
Deferred income taxes														5,939.1
Other unallocated financial assets[1]														32,035.7

Total assets													Rs.	908,410.2

Segment liabilities	Rs.	150,752.3	Rs.	204,618.5	Rs.	(21.3)	Rs.	355,349.5	Rs.	3,831.4	Rs.	(657.2)	Rs.	358,523.7
Reconciliation to total liabilities:
Borrowings														423,151.7
Current and non-current income tax liabilities														2,845.3
Deferred income taxes														13,634.5
Other unallocated financial liabilities [2]														8,032.2

Total liabilities													Rs.	806,187.4

1	Excludes interest bearing loans and deposits and accrued interest income.
2	Excludes interest accrued and other interest bearing liabilities.

	For the year ended / as of March 31, 2009
	Automotive and related activity								Others
	* Tata and other brand vehicles including financing thereof		Jaguar Land Rover		Intra- segment eliminations		Total		Others		Inter-segment eliminations		Total
(In millions)
Revenues
External revenue	Rs.	300,630.5	Rs.	390,889.1	Rs	—	Rs	691,519.6	Rs.	31,286.7	Rs	—	Rs.	722,806.3
Inter-segment / intra-segment revenue		258.0		—		—		258.0		4,147.4		(4,405.4)		—

Total revenues	Rs.	300,888.5	Rs.	390,889.1	Rs.	—	Rs.	691,777.6	Rs.	35,434.1	Rs.	(4,405.4)	Rs.	722,806.3

Earnings before other income, interest and tax		20,109.8		(21,775.1)		—		(1,665.3)		2,534.3		(338.3)		530.7
Share of profit/ (loss) of equity accounted investees		(3,442.4)		—		—		(3,442.4)		(21.6)		—		(3,464.0)
Reconciliation to net income/(loss):
Other income**														15,699.5
Excess of fair value of net assets acquired over cost of acquisition														6,569.6
Foreign exchange gain/ (loss) (net)														(48,142.8)
Interest income														3,097.2
Interest expense(net)														(34,222.3)
Income tax expense														(841.8)

Net income/(loss)													Rs.	(60,773.9)

*	Tata and other brand vehicles include Tata Daewoo and Fiat traded vehicles.
**	includes gain on sale of controlling equity interest in subsidiary amounting Rs. 1,404.7 million (refer note 30(b)).

	For the year ended / as of March 31, 2009
	Automotive and related activity								Others
	* Tata and other brand vehicles including financing thereof		Jaguar Land Rover		Intra- segment eliminations/ reconciliation		Total		Others		Inter- segment eliminations		Total
	( In millions)
Depreciation and amortization	Rs.	9,667.2	Rs.	17,732.0	Rs.	—	Rs.	27,399.2	Rs.	640.6	Rs.	—	Rs.	28,039.8
Capital expenditures		52,576.8		46,089.7		—		98,666.5		3,098.6		(567.8)		101,197.3

Entity wide disclosures

Information concerning principal geographic areas is as follows:

Net sales to external customers by geographic area by location of customers:

	Year ended March 31,
	2011		2011		2010		2009
	(In millions)
India	US$	10,419.9	Rs.	464,676.1	Rs.	380,845.6	Rs.	272,889.6
United States of America		3,305.9		147,427.9		100,018.4		60,070.1
United Kingdom		3,070.0		136,905.6		116,646.2		167,604.7
Rest of Europe		3,366.9		150,147.9		131,357.6		91,070.5
China		2,611.5		116,459.1		47,808.1		20,217.8
Rest of the World		4,855.2		216,517.5		149,586.9		110,953.6

Total	US$	27,629.4	Rs.	1,232,134.1	Rs.	926,262.8	Rs.	722,806.3

Non-current assets (Property, plant and equipment, Intangible assets and Goodwill) by geographic area:

	Year ended March 31,
	2011		2011		2010
	(In millions)
India	US$	3,975.9	Rs.	177,304.6	Rs.	168,226.3
United States of America		32.9		1,467.9		1,921.4
United Kingdom		5,417.8		241,605.8		197,383.7
Rest of Europe		77.0		3,435.7		1,358.3
China		14.9		664.6		40.8
Rest of the World		255.9		11,413.8		12,417.1

Total	US$	9,774.4	Rs.	435,892.4	Rs.	381,347.6

Information about product revenues:

	Year ended March 31,
	2011		2011		2010		2009
	(In millions)
Tata and Fiat vehicles	US$	10,506.9	Rs.	468,554.8	Rs.	356,230.7	Rs.	253,673.7
Tata Daewoo commercial vehicles		631.9		28,181.4		26,455.2		25,184.8
Hispano buses and coaches		50.7		2,260.5		1,473.1		1,601.7
Finance revenues		498.5		22,231.5		21,796.9		20,170.3
Jaguar Land Rover vehicles		15,748.7		702,315.4		491,738.9		390,889.1
Construction equipment		—		—		21,109.3		21,416.8
Others		192.7		8,590.5		7,458.7		9,869.9

Total revenues	US$	27,629.4	Rs.	1,232,134.1	Rs.	926,262.8	Rs.	722,806.3

40.	Related party transactions

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

The following table summarizes related party transactions and balances included in the consolidated financial statements for the year ended / as of March 31, 2011:

	With associates		With joint ventures		Tata Sons Ltd and its subsidiaries		Total		Total
	(In millions)
Purchase of products	Rs.	35,948.1	Rs.	44,008.8	Rs.	1.9	Rs.	79,958.8	US$	1,793.0
Purchase of property, plant and equipment		—		—		6.9		6.9		0.2
Sale of products		4,051.0		4,569.2		3,614.8		12,235.0		274.4
Services received		3.0		27.0		3,528.3		3,558.3		79.8
Services rendered		225.5		30.6		1,267.9		1,524.0		34.2
Interest (income) / expense, dividend (income) / (paid), net		(535.7)		(213.0)		3,974.1		3,225.4		72.3
Amounts receivable in respect of loans and interest thereon		308.3		2,985.4		233.3		3,527.0		79.1
Amounts payable in respect of loans and interest thereon*		—		—		10,887.0		10,887.0		244.1
Trade and other receivables		578.2		26.6		1,621.6		2,226.4		49.9
Accounts payable		687.8		7.1		1,104.1		1,799.0		40.3
Loans given / repaid		890.0		—		15,919.9		16,809.9		376.9
Purchase of unquoted equity shares		—		2,015.8		1,094.8		3,110.6		69.8
Loans taken / repaid		830.0		—		10,686.0		11,516.0		258.2
Deposits given		—		—		30.0		30.0		0.7

*	Amounts payable in respect of loans and interest consist of financial asset transferred to a related party that does not meet the derecognition criteria because of credit enhancement features.

The following table summarizes related party transactions and balances included in the consolidated financial statements for the year ended / as of March 31, 2010

	With associates		With joint ventures		Tata Sons Ltd and its subsidiaries		Total
	(In millions)
Purchase of products	Rs.	27,907.2	Rs.	31,906.1	Rs.	0.9	Rs.	59,814.2
Sale of property, plant and equipment		—		—		0.3		0.3
Sale of products		2,703.2		2,856.1		12.7		5,572.0
Services received		1.7		—		4,046.1		4,047.8
Services rendered		61.7		51.8		354.4		467.9
Interest (income) / expense, dividend (income) / (paid), net		(101.6)		(399.0)		2,969.5		2,468.9
Sale of investment		—		—		6,933.8		6,933.8
Gain on sale of investment		—		—		4,920.0		4,920.0
Amounts receivable in respect of loans and interest thereon		255.5		2,755.9		—		3,011.4
Amounts payable in respect of loans and interest thereon		130.1		—		16,119.8		16,249.9
Trade and other receivables		464.9		0.9		132.4		598.2
Accounts payable		601.7		2,130.3		1,208.3		3,940.3
Loans given / repaid		32.7		—		—		32.7
Investment in equity		14.4		1,309.9		—		1,324.3
Loans taken / repaid		670.0		—		6,424.7		7,094.7

The following table summarizes related party transactions and balances included in the consolidated financial statements for the year ended / as of March 31, 2009:

	With associates		With joint ventures		With Tata Sons Ltd and its subsidiaries		Total
	(In millions)
Purchase of products	Rs.	20,317.8	Rs.	7,493.4	Rs.	7.9	Rs.	27,819.1
Purchase of property, plant and equipment		10.6		—		21.3		31.9
Sale of products		1,098.9		670.3		151.0		1,920.2
Services received		129.1		—		2,723.3		2,852.4
Services rendered		55.2		340.4		974.6		1,370.2
Interest (income) / expense, dividend (income) / paid, net		(368.8)		(339.6)		1,982.7		1,274.3
Sale of portion of equity interest in subsidiaries (See note 30(b))		—		—		1,610.2		1,610.2
Gain on sale of portion of equity interest in subsidiaries (See note 30(b))		—		—		1,404.7		1,404.7
Sale of investment		—		—		5,667.6		5,667.6
Gain on sale of investment		—		—		4,066.2		4,066.2
Amounts receivable in respect of loans and interest thereon		287.3		2,650.0		—		2,937.3
Amounts payable in respect of loans and interest thereon		—		—		10,788.0		10,788.0
Trade and other receivables		195.3		847.0		394.7		1,437.0
Accounts payable		801.1		1,557.9		789.2		3,148.2
Guarantees given		—		8,565.3		—		8,565.3
Loans given / repaid		27.6		3,150.0		—		3,177.6
Investment in equity		261.7		2,679.5		—		2,941.2
Loans taken / repaid		—		—		10,673.9		10,673.9
Proceeds from issue of shares		—		—		29,794.0		29,794.0

Compensation of key management personnel:

	Year ended March 31,
	2011		2011		2010		2009
	(In millions)
Short-term benefits	US$	7.7	Rs.	345.6	Rs.	127.4	Rs.	97.0
Post- employment benefits		1.0		46.1		36.2		9.0

Other transactions with key management personnel:

	Year ended March 31,
	2011		2011		2010		2009
	(In millions)
Interest (income) / expense, dividend (income) / paid, net	US$	0.4	Rs.	17.1	Rs.	19.6	Rs.	5.2
Amounts receivable in respect of loans and interest thereon		—		1.0		1.0		1.1
Fixed deposits taken		—		—		2.0		130.0
Amounts payable in respect of fixed deposits and interest thereon		2.9		131.0		154.3		133.9
Proceeds from issue of shares		—		—		—		14.2

Refer note 33 for information on transactions with post-employment benefit plans.

41.	Subsequent events

Subsequent to the year ended March 31, 2011 (other than that disclosed in note 11), Jaguar Land Rover Plc., subsidiary of the Company has issued GBP 1,000 million equivalent Senior Notes (Notes). The Notes issued includes GBP 500 million Senior Notes due 2018 at a coupon of 8.125% per annum, USD 410 million Senior Notes due 2018 at a coupon of 7.75% per annum and USD 410 million Senior Notes due 2021 at a coupon of 8.125% per annum. The proceeds will be used to refinance existing debt and for general corporate purposes.

42.	Earnings/ (loss) per share (“EPS”)

	Net income/(loss) attributable to shareholders of Tata Motors Limited (In millions)		Weighted average shares (Nos.)	Earnings/(loss) per share
For the year ended March 31, 2011:
Ordinary Shares
Basic net earnings per share	Rs.	63,614.8	517,760,138	Rs.	122.9
	US$	1,426.5		US$	2.8

Effect of Zero Coupon Foreign Currency Convertible Notes (JPY) due 2011	Rs.	(9.9)	265,049	Rs.	(37.4)
	US$	(0.2)		US$	(0.8)

Effect of shares kept in abeyance	Rs.	(8.2)	149,258	Rs.	(54.9)
	US$	(0.2)		US$	(1.2)

Diluted earnings per share	Rs.	63,596.7	518,174,445	Rs.	122.7
	US$	1,426.1		US$	2.8
‘A’ Ordinary Shares
Basic net earnings per share	Rs.	9,787.0	79,333,840	Rs.	123.4
	US$	219.5		US$	2.8

Effect of Zero Coupon Foreign Currency Convertible Notes (JPY) due 2011	Rs.	(6.5)	—	Rs.	—
	US$	(0.1)		US$	—

Effect of shares kept in abeyance	Rs.	8.3	99,530	Rs.	83.4

	Net income/(loss) attributable to shareholders of Tata Motors Limited (In millions)		Weighted average shares (Nos.)	Earnings/(loss) per share
	US$	0.1		US$	1.0

Diluted earnings per share	Rs.	9,788.8	79,433,370	Rs.	123.2
	US$	219.5		US$	2.8

For the year ended March 31, 2010:
Ordinary Shares
Basic net earnings per share	Rs.	33,377.5	463,736,463	Rs.	72.0

Effect of shares kept in abeyance	Rs.	(5.1)	149,971	Rs.	(33.7)

Diluted earnings per share	Rs.	33,372.4	463,886,434	Rs.	71.9

‘A’ Ordinary Shares
Basic net earnings per share	Rs.	4,651.2	64,176,028	Rs.	72.5

Effect of shares kept in abeyance	Rs.	5.1	100,136	Rs.	(50.5)

Diluted earnings per share	Rs.	4,656.3	64,276,164	Rs.	72.4

For the year ended March 31, 2009
Basic and diluted earnings/(loss) per share ( 413,053,469 Ordinary shares and 27,428,499 ‘A’ Ordinary shares)	Rs.	(60,142.3)	440,481,968	Rs.	(136.5)

‘A’ Ordinary shares holders are entitled to receive dividend at 5 percentage points more than the aggregate rate of dividend determined by the Company on Ordinary shares for the financial year.

The effect of 30,015,989 Ordinary shares issuable as of March 31, 2011, on conversion of Zero Coupon Convertible Alternative Reference Securities and other Foreign Currency Convertible Notes, is anti-dilutive for the year ended March 31, 2011 and have not been considered in the computation of diluted EPS.

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

Impact of changes in accounting policies:

Change in the Company’s accounting policies during the year ended March 31, 2010 are described in detail in note 2 (v). To the extent that those changes have had an impact on reported results, they have had an impact on the amounts reported for earnings per share. There is no impact on results for the financial years ending March 31, 2009.

The following table summarizes the effect on both basic and diluted earnings per share for the year ended March 31, 2010:

	Effect on net income attributable to shareholders of Tata Motors Limited – basic earnings per share		Effect on net income attributable to shareholders of Tata Motors Limited – diluted earnings per share		Effect on basic earnings per share/diluted earnings per share
	( in millions)		( in millions)
Ordinary Shares
Changes in accounting policies relating to:
-retained interest in a subsidiary subsequent to disposal of controlling equity interest	Rs.	11,665.3	Rs.	11,663.5	Rs.	25.2

-attribution of loss to non-controlling interests	Rs.	402.4	Rs.	402.3	Rs.	0.9
‘A’ Ordinary Shares
Changes in accounting policies relating to:
-retained interest in a subsidiary subsequent to disposal of controlling equity interest	Rs.	1,614.3	Rs.	1,616.1	Rs.	25.2

-attribution of loss to non-controlling interests	Rs.	55.7	Rs.	55.8	Rs.	0.9