Form 20-F
period 2012-03-31
TATA MOTORS LTD/FI
filed 2012-07-31
CIK 926042

As filed with the Securities and Exchange Commission on July 31, 2012

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the Fiscal year ended March 31, 2012

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

H.K. Sethna

Tel.: +91 22 6665 7219

Facsimile: +91 22 6665 7260

Address:

Bombay House

24, Homi Mody Street

Mumbai 400 001, India

(Name, telephone, facsimile number and address of company contact person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange on which registered
Ordinary Shares, par value Rs. 2 per share *	The New York Stock Exchange, Inc

Securities registered or to be registered pursuant to Section 12(g) of the Act:

None

(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

None

(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report. — 2,691,613,455 Ordinary Shares and 481,933,115 ‘A’ Ordinary Shares, including 435,357,250 Ordinary Shares represented by 87,071,450 American Depositary Shares (ADS) outstanding as of March 31, 2012. (Each ADS now represents five ordinary shares).

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

*	Not for trading, but only in connection with listed American Depositary Shares, each representing five shares of common stock.

In this annual report

•	References to “we”, “our” and “us” are to Tata Motors Limited and its consolidated subsidiaries, except as the context otherwise requires;

•

References to “dollar”, “US dollar” and “US$” are to the lawful currency of the United States of America; references to “rupees” and “Rs.” are to the lawful currency of India; references to “JPY” are to the lawful currency of Japan; references to “GBP” are to the lawful currency of the United Kingdom; references to “Euro” are to the lawful currency of States of European union; references to “Russian Ruble” are to the lawful currency of Russia; and references to “RMB” and “Chinese Renminbi” are to the lawful currency of China;

•

References to “US GAAP” are to accounting principles generally accepted in the United States; references to “Indian GAAP” are to accounting principles generally accepted in India; and references to “IFRS” are to International Financial Reporting Standards and its interpretations as issued by International Accounting Standards Board;

•

References to an “ADS” are to an American Depositary Share, each of which represents five of our Ordinary Shares of Rs. 2/- each, and references to an “ADR” are to an American Depositary Receipt evidencing one or more ADSs;

•

References to light commercial vehicles, or LCVs, refer to vehicles that have gross vehicle weight, or GVW, of up to 7.5 metric tons while references to medium and heavy commercial vehicles, or M&HCVs refer to vehicles that have gross vehicle weight, or GVW, of over 7.5 metric tons;

•

References to passenger cars are to vehicles that have a seating capacity of up to five persons, including the driver that are further classified into the following market segments: Micro —length of up to 3,200 mm; Mini— length of between 3,200 mm and 3,600 mm; Compact —length of between 3,600 mm and 4,000 mm; Super Compact — length of between 4,000 mm and 4,250 mm; Mid-size —length of between 4,250 mm and 4,500mm; Executive —length of between 4,500mm and 4,700 mm; Premium —length of between 4,700 mm and 5,000mm; Luxury—length of above 5,000 mm; Coupe—Roadster- 2 Doors; 2/4 Seater, retractable/firm roof; and Exotics—price greater than Rs. 10 million;

•	References to utility vehicles, or UVs, and multi-purpose vehicles, or MPVs and Vans, are to vehicles that have a seating capacity of five to ten persons, including the driver;

•	References to premium cars and SUVs are to a defined list of premium competitor cars and SUVs for our Jaguar Land Rover business;

•

Unless otherwise stated, comparative and empirical Indian industry data in this annual report have been derived from published reports of the Society of Indian Automobile Manufacturers, or SIAM; while international industry data have been derived from published reports of IHS Global Insight;

•	References to a particular “Fiscal” year, such as “Fiscal 2012”, are to our Fiscal year ended on March 31 of that year;

•	Figures in tables may not add up to totals due to rounding;

•	“Millimeters” or “mm” are equal to 1/1000 of a meter. A meter is equal to approximately 39.37 inches and a millimeter is equal to approximately 0.039 inch;

•	“Kilograms” or “kg” are each equal to approximately 2.2 pounds, and “metric tonnes” are equal to 1,000 kilograms or approximately 2,200 pounds;

•	“Liters” are equivalent to 61.02 cubic inches of volume, or approximately 1.057 U.S. quarts of liquid measure; and

•	“Revenues” refers to Total Revenue net of excise duty unless stated otherwise.

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

A. Selected Financial Data.

The following table sets forth selected financial data including selected historical financial information as of and for each of the Fiscal years ended March 31, 2012, 2011, 2010, 2009 and 2008 in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board, or IFRS.

The selected IFRS consolidated financial data as of March 31, 2012, 2011 and 2010 and for each of the Fiscal years ended March 31, 2012, 2011, and 2010 are derived from our audited IFRS consolidated financial statements included in this annual report. The selected IFRS consolidated financial data as of March 31, 2009 and 2008 and for each of the Fiscal years ended March 31, 2009 and 2008 are derived from our audited IFRS consolidated financial statements not included in this annual report.

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

You should read our selected financial data in conjunction with Item 5 “— Operating and Financial Review and Prospects”

Selected Financial Data Prepared in Accordance with IFRS

	For each of the years ended March 31,
	2012		2012		2011		2010		2009		2008
	(In US$ millions, except share and per share amounts)		(in Rs. millions, except share and per share amounts)
Revenues		32,245.9		1,640,512.5		1,209,902.6		904,465.9		702,636.0		352,688.2
Finance revenues		478.4		24,340.4		22,231.5		21,796.9		20,170.3		17,566.6

Total revenues		32,724.3		1,664,852.9		1,232,134.1		926,262.8		722,806.3		370,254.8
Change in inventories of finished goods and work-in-progress		(506.5)		(25,770.1)		(18,874.7)		(9,343.9)		15,793.3		(202.2)
Purchase of products for sale		2,443.2		124,295.9		121,000.6		96,839.1		71,260.2		24,056.8
Raw materials and consumables		19,694.4		1,001,950.8		694,097.9		531,209.4		401,679.9		223,388.8
Employee cost		2,400.6		122,130.2		92,249.6		87,944.9		75,199.7		28,763.6
Depreciation and amortization		1,070.0		54,435.1		43,445.7		36,636.6		28,039.8		8,275.5
Other expenses		6,081.2		309,380.5		232,341.7		180,807.7		175,613.6		57,920.9
Expenditure capitalized		(1,624.8)		(82,659.8)		(57,433.1)		(46,046.7)		(45,310.9)		(9,799.6)
Gain on sale of controlling equity interest in subsidiary		—		—		—		(27,565.5)		(1,404.7)		(148.0)
Other (income) / loss (net)		(184.9)		(9,407.1)		8,218.0		418.6		(14,294.8)		(7,530.0)
Excess of fair value of net assets acquired over cost of acquisition		—		—		—		—		(6,569.6)		—
Foreign exchange (gain)/loss (net)		219.2		11,154.2		(3,090.0)		(16,045.3)		48,142.8		(1,902.4)
Interest income		(106.7)		(5,426.8)		(3,669.5)		(2,570.1)		(3,097.2)		(1,653.1)
Interest expense (net)		752.6		38,290.4		36,853.5		40,396.0		34,222.3		16,463.5
Impairment in equity accounted investees		97.9		4,981.0		—		—		—		—
Share of (profit)/loss of equity accounted investees		6.9		351.1		458.4		1,229.3		3,464.0		(52.1)

Net income /(loss) before tax		2,381.2		121,147.5		86,536.0		52,352.7		(59,932.1)		32,673.1
Income tax expense		(92.5)		(4,707.1)		(12,787.3)		(14,771.6)		(841.8)		(9,470.1)

Net income /(loss) after tax		2,288.7		116,440.4		73,748.7		37,581.1		(60,773.9)		23,203.0

Net income/(loss) attributable to equity holders		2,273.3		115,659.1		73,401.8		38,028.7		(60,142.3)		21,976.6
Net income/(loss) attributable to non-controlling interest		15.4		781.3		346.9		(447.6)		(631.6)		1,226.4
Dividends per share	US$	0.4	Rs.	20.0	Rs.	15.0	Rs.	6.0	Rs.	15.0	Rs.	15.0
Dividends per share ‘A’ Ordinary Shares	US$	0.4	Rs.	20.5	Rs.	15.5	Rs.	6.5	Rs.	—	Rs	—
Weighted average equity shares outstanding:
Basic		2,691,542,867		2,691,542,867		2,588,800,690		2,318,682,314		2,065,267,345		1,927,193,315
Diluted		2,797,890,724		2,797,890,724		2,590,872,227		2,319,432,171		2,065,267,345		2,110,764,115
Weighted average ‘A’ equity shares outstanding:
Basic		481,900,898		481,900,898		396,669,199		320,880,139		137,142,495		—
Diluted		482,206,416		482,206,416		397,166,848		321,380,820		137,142,495		—
Earnings per share:
Basic	US$	0.7	Rs.	36.4	Rs.	24.6	Rs	14.4	Rs.	(27.3)	Rs.	11.4
Diluted	US$	0.7	Rs.	36.0	Rs.	24.5	Rs.	14.4	Rs.	(27.3)	Rs.	10.1
Earnings per share of ‘A’ Ordinary Shares:
Basic	US$	0.7	Rs.	36.5	Rs.	24.7	Rs.	14.5	Rs.	(27.3)		—
Diluted	US$	0.7	Rs.	36.1	Rs.	24.6	Rs.	14.5	Rs.	(27.3)		—

The face value of shares was sub-divided with effect from September 14, 2011. Post sub-division, Ordinary shares and ‘A’ Ordinary shares have each been subdivided from having face value of Rs.10 each into five shares having face value of Rs.2 each.

Dividend per share and Dividend per ‘A’ Ordinary share, as given above are before the subdivision of Ordinary shares and ‘A’ Ordinary shares.

Weighted average equity shares and ‘A’ equity shares outstanding and earnings per share of previous years have been adjusted retrospectively, to make them comparable, pursuant to sub-division of shares.

	As of March 31,
	2012	2012	2011	2010	2009	2008
	(in US$ millions, except number of shares)	(in Rs. millions, except number of shares)
Balance Sheet Data
Total Assets	28,092.5	1,429,212.6	1,031,526.9	908,410.2	782,629.4	474,135.7
Long term debt, net of current portion	5,644.2	287,148.1	201,471.3	198,897.4	116,185.9	108,028.1
Total shareholders equity	6,512.9	331,343.6	211,259.3	102,222.8	38,725.8	124,316.5
Number of Equity shares outstanding
-Ordinary Shares	2,691,613,455	2,691,613,455	53,82,72,284	506,381,170	449,832,659	385,503,954
-‘A’ Ordinary Shares	481,933,115	481,933,115	9,63,41,706	64,176,374	64,175,655	—

During Fiscal 2012, Ordinary shares and ‘A’ Ordinary shares have each been subdivided from having face value of Rs.10 each into five shares having face value of Rs.2 each. Consequently, the number of shares as at March 31, 2011, 2010, 2009 and 2008 are not comparable to the number of shares as at March 31, 2012.

Exchange Rate Information

For convenience, some of the financial amounts presented in this annual report have been translated from rupee amounts into dollar amounts at the rate of Rs.50.875 = US $1.00, based on the fixing rate in the City of Mumbai on March 30, 2012 as published by the Foreign Exchange Dealers’ Association of India or FEDAI, the date of our most recent balance sheet included in this annual report. However, such translations do not imply that the rupee amounts have been, could have been or could be converted into US dollars at that or any other rate.

The following table sets forth, for the Fiscal years ended March 31, 2012, 2011, 2010, 2009 and 2008 information with respect to the exchange rate between the rupee and the dollar (in rupees per US dollar) as published by Bloomberg L.P.

Fiscal year ended March 31,	Period End	Period Average	High	Low
2012	50.88	47.95	53.72	44.08
2011	44.59	44.98	45.25	44.59
2010	44.92	47.42	50.64	44.92
2009	50.73	45.82	51.97	39.77
2008	40.12	40.26	43.15	39.27

The following table sets forth information with respect to the exchange rate between the rupee and the dollar (in rupees per US dollar) for the previous six months as published by Bloomberg L.P.

Month	Period End	Period Average	High	Low
January 2012	49.46	51.26	53.31	49.32
February 2012	49.02	49.19	49.51	48.70
March 2012	50.88	50.35	51.40	49.22
April 2012	52.74	51.86	52.74	50.72
May 2012	56.11	54.48	56.23	52.92
June 2012	55.64	56.02	57.16	54.95

Source: Bloomberg L.P

As of July 27, 2012, the value of the rupee against the US dollar was Rs.55.3413 per US$1.00, as published by Bloomberg L.P.

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

The impact of the global financial crisis and European sovereign debt crisis continues to be a cause of concern despite concerted efforts to contain the adverse effect of these events on global recovery.

In addition to India, we have automotive operations in the UK, South Africa, South Korea, Spain and Thailand, and have established a presence in Indonesia. The Indian automotive industry is affected substantially by the general economic conditions in India and around the world. The demand for automobiles in the Indian market is influenced by factors including the growth rate of the Indian economy, easy availability of credit, and increase in disposable income among Indian consumers, interest rates, freight rates and fuel prices. During the global financial crisis, the Reserve Bank of India (RBI) had eased its monetary policy stance to stimulate economic activity. Subsequently, as the Indian economy started recovering from the downturn, inflation pressures increased substantially followed by several interest rate hikes by RBI in 2011. With inflation moderating in 2012, RBI reduced the repo rate and reverse repo rate by 50 basis points in April 2012, however, muted industrial growth along with higher inflation and higher interest rates still continue to pose downside risks to overall growth. The automotive industry in general is cyclical and economic slowdowns in the past have affected the manufacturing sector including the automotive and related industries. Deterioration in key economic factors such as growth rate, interest rates and inflation as well as reduced availability of financing for vehicles at competitive rates may adversely affect our automotive sales in India and results of operations.

Our Jaguar Land Rover operations have significant presence in the UK, North America, Continental Europe and China, as well as sales operations in many major countries across the globe. The global economic downtown significantly impacted the global automotive markets, particularly in the United States and Europe, including the UK, where our Jaguar Land Rover operations have significant sales exposure. Our strategy with respect to our Jaguar Land Rover operations, which includes new product launches and expansion into growing markets such as China, Russia and Brazil, may not be sufficient to mitigate the decrease in demand for our products in established markets and this could have a significant adverse impact on our financial performance. In response to the recent economic slowdown, we further intensified efforts to review and realign our cost structure such as reducing manpower costs and other fixed costs. Further, our Jaguar Land Rover business is exploring opportunities to reduce cost base through increased sourcing of materials from low cost countries, reduction in number of suppliers, reduction in number of platforms, reduction in engineering change costs, increased use of off-shoring and several other initiatives. While markets in the United States in 2012 have begun to show signs of recovery and stability, UK and Europe continue to struggle. If industry demand softens because of the impact of the debt crisis, or lower or negative economic growth in key markets, including China or other factors, our results of operations and financial condition could be substantially and adversely affected.

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

On June 2, 2008, we completed the acquisition of Jaguar Land Rover from the Ford Motor Company, or Ford. Therefore, our financial statements for the Fiscal years ended March 31, 2009, 2010, 2011 and 2012 include the results of Jaguar Land Rover for the period commencing from June 2, 2008 to March 31, 2009, for the Fiscal year ended March 31, 2010, for the Fiscal year ended March 31, 2011 and for the Fiscal year ended March 31, 2012, respectively. Our historical consolidated financial statements for the Fiscal years ended on and before March 31, 2008 do not include the results of Jaguar Land Rover, and neither pro forma nor historical consolidated financial statements showing our combined results of operations and financial condition, including Jaguar Land Rover, have been prepared or are being provided in this annual report.

This may make it difficult to compare our past performance and financial condition or to estimate our consolidated performance in the future. Moreover, the global disruption of the automotive industry during the financial crisis in 2009, including in Jaguar Land Rover’s markets, makes past performance of the business not necessarily indicative of future demand, trends or results.

Exchange rate and interest rate fluctuations could adversely affect our results of operations.

Our operations are subject to risk arising from fluctuations in exchange rates with reference to countries in which we operate. These risks primarily stem from the relative movements of the GBP, the US dollar, the Euro, the Chinese Renminbi, the Japanese Yen and the Indian Rupee.

We import capital equipment, raw materials and components from, and also sell our vehicles in various countries. These transactions are denominated primarily in US dollars and Euros. Moreover, we have outstanding foreign currency denominated debt and are sensitive to fluctuations in foreign currency exchange rates. We have experienced and expect to continue to experience foreign exchange losses and gains on obligations denominated in foreign currencies in respect of our borrowings and foreign currency assets and liabilities due to currency fluctuations. Our Jaguar Land Rover operations have significant exposure considering our vehicle sales in the US, Europe and China. In addition, Jaguar Land Rover sources a significant portion of input material from European suppliers. As compared to the previous year, the GBP has, on average, strengthened against the US dollar resulting in a negative impact on our revenues, while the Euro and GBP exchange rate has, on average, remained stable. The depreciation of the Indian Rupee against the US dollar adversely impacted our borrowing cost and consequently, our results of operations. Our Jaguar Land Rover operations have outstanding foreign currency denominated debt in US dollar and are sensitive to fluctuations in foreign currency exchange rates.

Our Jaguar Land Rover business is exposed to exchange rate risk considering its substantial exports out of the UK, though the risk may be mitigated to a certain extent by resorting to currency hedging.

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

The Indian automotive market and the Indian economy are influenced by economic and market conditions in other countries. Although economic conditions are different in each country, investors’ reactions to economic developments in one country can have adverse effects on the securities of companies and the economy as a whole, in other countries, including India. A loss of investor confidence in the financial systems of other emerging markets may cause volatility in Indian financial markets and indirectly, in the Indian economy in general. Any worldwide financial instability could also have a negative impact on the Indian economy, including the movement of exchange rates and interest rates in India. In the event the recovery of global economy is slower than expected, or if there is any significant financial disruption, this could have an adverse effect on our cost of funding, loan portfolio, business, prospects, results of operations, financial condition and the trading price of our shares and ADSs.

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

We also face strong competition in the Indian market from domestic as well as foreign automobile manufacturers. Improving infrastructure and robust growth prospects compared to other mature markets, are attracting a number of international companies to India either through joint ventures with local partners or through independently owned operations in India. International competitors bring with them decades of international experience, global scale, advanced technology and significant financial resources. Consequently, domestic competition is likely to further intensify in the future. There can be no assurance that we will be able to implement our future strategies in a way that will mitigate the effects of increased competition in the Indian automotive industry.

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

Customer preferences especially in many of the developed markets seem to be moving in favor of more fuel efficient vehicles. Further, in many countries there has been significant pressure on the automotive industry to reduce carbon dioxide emissions. In many markets these preferences are driven by increased government regulation and rising fuel prices. Our operations may be significantly impacted if there is a delay in developing fuel efficient products that reflect changing customer preferences, especially in the premium automotive category. There can be no assurance that the market acceptance of our future products will meet our expectations, in which case we may be unable to realize the intended economic benefits of our investments and our results of operations may be adversely affected.

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

We are subject to risk associated with our automobile financing business in India.

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

Natural disasters and man-made accidents, adverse economic conditions, decline in automobile demand, lack of access to sufficient financing arrangements, could have a negative financial impact on our suppliers and distributors in turn impairing timely availability of components to us or increasing the costs of such components. Similarly, impairments to the financial condition of our distributors may impact our performance in some markets. In addition, if one or more of the other global automotive manufacturers were to become insolvent, this would have an adverse effect on the supply chains and may further affect our results of operations in an adverse manner.

In respect of our Jaguar Land Rover operations, as part of a separation agreement from Ford, we have entered into supply agreements with Ford and certain other third parties for critical components. Any disruption of such services could have a material adverse effect on our operations and financial condition.

Increases in input prices may have a material adverse effect on our result of operations.

In Fiscal 2012 and 2011, consumption of raw materials, components and aggregates and purchase of products for sale constituted approximately 66.1% and 64.6% respectively, of total revenues. Prices of commodity items used in manufacturing automobiles, including steel, aluminium, copper, zinc, rubber, platinum, palladium and rhodium have become increasingly volatile over the past two years. Further price movements would closely depend on the evolving economic scenarios across the globe. While we continue to pursue cost reduction initiatives, an increase in price of input materials could severely impact our profitability to the extent such increase cannot be absorbed by the market through price increases and/or could have a negative impact on the demand. In addition, because of intense price competition and our high level of fixed costs, we may not be able to adequately address changes in commodity prices even if they are foreseeable. Increases in fuel costs also pose a significant challenge to automobile manufacturers worldwide, including us, especially in the commercial and premium vehicle segments where increased fuel prices have an impact on demand.

The performance of our subsidiaries and affiliates may adversely affect our results of operations.

We have made and may continue to make capital commitments to our subsidiaries and affiliates, and if the business or operations of these subsidiaries and affiliates deteriorates, the value of our investments may be adversely affected.

The significant reliance of Jaguar Land Rover on key mature markets increases the risk of negative impact of adverse change in customer demand in those countries

Jaguar Land Rover, which contributes approximately 63% of our revenues, has a significant presence in the United Kingdom, North American and continental European markets. The global economic downturn significantly impacted the automotive industry in these markets in Fiscal 2009. Even though sales of passenger cars were aided by government-sponsored car-scrap incentives, these incentives primarily benefited the compact and micro-compact car segments and had virtually no slowing effect on the sales declines in the premium car or all-terrain vehicle segments in which we operate. Although demand in these markets has recovered, any decline in demand for our vehicles in these major markets may in the future significantly impair our business, financial position and results of operations. In addition, our strategy, which includes new product launches and expansion into growing markets, such as China, India, Russia and Brazil, may not be sufficient to mitigate a decrease in demand for our products in mature markets in the future, which could have a significant adverse effect on our financial performance.

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

Our Jaguar Land Rover business is impacted by the bi-annual registration of vehicles in the United Kingdom where the vehicle registration number changes every six months, which in turn has an impact on the resale value of vehicles. This leads to an increase in sales during the period when the aforementioned change occurs. Most other markets such as the United States are driven by introduction of new model year products which typically occurs in the autumn of each year. Furthermore, western European markets tend to be impacted by the summer and winter holidays. Markets in China tend to show higher demand for vehicles around the Chinese New Year. The resulting sales profile influences operating results on a quarter-to-quarter basis.

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

Our growth strategy relies on the expansion of our operations by introducing certain automotive products in other parts of the world, including Europe, China, Russia, Brazil, US, Africa, and other parts of Asia. The costs associated with entering and establishing ourselves in new markets, and expanding such operations, may be higher than expected, and we may face significant competition in those regions. In addition, our international business is subject to many actual and potential risks and challenges, including language barriers, cultural differences and other difficulties in staffing and managing overseas operations, inherent difficulties and delays in contract enforcement and the collection of receivables under the legal systems of some foreign countries, the risk of non-tariff barriers, other restrictions on foreign trade or investment sanctions, and the burdens of complying with a wide variety of foreign laws and regulations.

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

While we believe that the insurance coverage that we maintain is reasonably adequate to cover all normal risks associated with the operation of our business, there can be no assurance that any claim under our insurance policies will be honored fully or timely. Also, to the extent that we suffer loss or damage that is not covered by insurance or which exceeds our insurance coverage, our financial condition may be affected.

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

Imposition of any additional taxes and levies designed to limit the use of automobiles could adversely affect the demand for our products and our results of operations. Changes in corporate and other taxation policies as well as changes in export and other incentives given by the various governments could also adversely affect our results of operations. For example, we are availing excise duty exemptions for manufacturing facilities in the State of Uttarakhand and other incentives in certain states of India either through subsidies or loans from such states where we have manufacturing operations. The Government of India had proposed a comprehensive national goods and services tax, or GST, regime that will combine taxes and levies by the central and state governments into one unified rate structure. The same was to be effective from April 1, 2012, but its implementation has been deferred. While both the Government of India and other state governments of India have publicly announced that all committed incentives will be protected following the implementation of the GST, given the limited availability of information in the public domain concerning the GST, we are unable to provide any assurance as to this or any other aspect of the tax regime following implementation of the GST. The implementation of this rationalized tax structure might be affected by any disagreement between certain state governments, which could create uncertainty.

The Direct Tax Code Bill 2010, or DTC, proposes to replace the existing Income Tax Act, 1961 and other direct tax laws, with a view to simplify and rationalize the tax provisions into one unified code. The DTC bill is currently proposed to come into effect from April 1, 2013. The various proposals included in DTC bill are subject to review by Indian parliament and as such impact if any, is not quantifiable at this stage.

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

In addition, new laws, regulations and standards regarding corporate governance may make it more difficult for us to obtain director and officer liability insurance. Further, our board members, executive directors and our chief financial officer could face an increased risk of personal liability in connection with the performance of their duties. As a result, we may face difficulties attracting and retaining qualified board members and senior management, which could harm our business. If we fail to comply with new or changed laws, regulations or differing standards, our business and reputation may be harmed.

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

We are a limited liability company incorporated under the laws of India. 11 out of 13 Directors and executive officers named in this annual report are residents of India and a substantial portion of our assets and the assets of these directors and executive officers are located in India. As a result, investors may find it difficult to (i) effect service of process upon us or these directors and executive officers in jurisdictions outside of India, (ii) enforce court judgments obtained outside of India, including those based upon the civil liability provisions of the U.S. federal securities laws, against us or these directors and executive officers, (iii) enforce, in an Indian court, court judgments obtained outside of India, including those based upon the civil liability provisions of the U.S. federal securities laws, against us or these directors and executive officers, and (iv) obtain expeditious adjudication of an original action in an Indian court to enforce liabilities, including those based upon the civil liability provisions of the U.S. federal securities laws, against us or these directors and executive officers.

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

The United States has not been declared by the Government of India to be a reciprocating territory for the purpose of Section 44A of the Civil Procedure Code. Accordingly, a judgment of a court in the United States may be enforced only by a suit upon the judgment and not by proceedings in execution. The suit must be brought in India within three years from the date of the judgment in the same manner as any other suit filed to enforce a civil liability in India. It is unlikely that a court in India would award damages on the same basis as a foreign court if an action is brought in India. Furthermore, it is unlikely that an Indian court would enforce foreign judgments if it viewed the amount of damages awarded as excessive or inconsistent with public policy. A party seeking to enforce a foreign judgment in India is required to obtain approval from RBI, the central bank of India, to execute such a judgment or to repatriate outside India any amount recovered.

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

The exchange rate between the rupee and the US dollar has changed substantially in the last two decades and during last year in particular, and may substantially fluctuate in the future. The value of the rupee against the US dollar was Rs.55.3413= US$1.00 as of July 27, 2012.

Holders of ADSs have fewer rights than shareholders and must act through the depositary to exercise those rights.

Although holders of ADSs have a right to receive any dividends declared in respect of shares underlying the ADSs, they cannot exercise voting or other direct rights as a shareholder with respect to the shares underlying the ADSs evidenced by ADRs. Citibank, N.A. as depositary is the registered shareholder of the deposited shares underlying our ADSs, and therefore only Citibank, N.A. can exercise the rights of shareholders in connection with the deposited shares. Only if requested by us, will the depositary notify holders of ADSs of upcoming votes and arrange to deliver our voting materials to holders of ADSs. The depositary will try, in so far as practicable, subject to Indian laws and the provisions of our Articles of Association, to vote or have its agents vote the deposited securities as instructed by the holders of ADSs. If the depositary receives voting instructions in time from a holder of ADSs which fail to specify the manner in which the depositary is to vote the shares underlying such holder’s ADSs, such holder will be deemed to have instructed the depositary to vote in favor of the items set forth in such voting instructions. If the depositary has not received timely instructions from a holder of ADSs, the holder shall be deemed to have instructed the depositary to give a discretionary proxy to a person designated by us, subject to the conditions set forth in the Amended and Restated Deposit Agreement (as amended). If requested by us, the depositary is required to represent all shares underlying ADSs, regardless whether timely instructions have been received from the holders of such ADSs, for the sole purpose of establishing a quorum at a meeting of shareholders. Additionally, in your capacity as an ADS holder, you will not be able to bring a derivative action, examine our accounting books and records, or exercise appraisal rights. Registered holders of our Shares withdrawn from the depositary arrangements will be entitled to vote and exercise other direct shareholder rights in accordance with Indian law. However, a holder may not know about a meeting sufficiently in advance to withdraw the underlying shares in time. Furthermore, a holder of ADSs may not receive voting materials, if we do not instruct the depositary to distribute such materials, or may not receive such voting materials in time to instruct the depositary to vote.

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

A. History and Development of the Company.

We were incorporated on September 1, 1945 as a public limited liability company under the Indian Companies Act VII of 1913 as Tata Locomotive and Engineering Company Limited. Our name was changed to Tata Engineering and Locomotive Company Limited on September 24, 1960, and to Tata Motors Limited on July 29, 2003. We commenced operations as a steam locomotive manufacturer. This business was discontinued in 1971. Since 1954, we have been manufacturing automotive vehicles. The automotive vehicle business commenced with the manufacture of commercial vehicles under financial and technical collaboration with Daimler-Benz AG (now Daimler AG) of Germany. This agreement ended in 1969. We produced only commercial vehicles until 1991, when we started producing passenger vehicles as well. Together with our consolidated subsidiaries we form the Tata Motors Group. Please see Item 4.C for details of our subsidiaries and affiliates.

In September 2004, we became the first company from India’s engineering sector to be listed on the New York Stock Exchange.

We offer a broad portfolio of automotive products, ranging from sub — 1 ton to 49 ton gross vehicle weight, or GVW, trucks (including pickup trucks) to small, medium, and large buses and coaches to passenger cars, including the world’s most affordable car — the Tata Nano, premium luxury cars and SUVs. We are India’s leading automobile company and rank as the fourth largest medium & heavy truck and bus manufacturer in the world, in each case, as measured by volume of vehicles produced in 2010.

We have a substantial presence in India and also have global operations in connection with production and sale of Jaguar and Land Rover premium brand passenger vehicles. We are the largest automobile manufacturer by revenue in India, the largest commercial vehicle manufacturer in terms of revenue in India and among the top three passenger vehicle manufacturers in terms of units sold in India during Fiscal 2012. We estimate that around 6.5 million vehicles produced by us are currently being operated in India.

We operate six principal automotive manufacturing facilities in India: at Jamshedpur in the State of Jharkhand, at Pune in the state of Maharashtra, at Lucknow in the state of Uttar Pradesh, at Pantnagar in the state of Uttarakhand, Sanand in the state of Gujarat and at Dharwad in the state of Karnataka. We also operate three principal automotive manufacturing facilities in the United Kingdom through our Jaguar Land Rover business: at Solihull in the West Midlands, Castle Bromwich in the West Midlands and at Halewood in Liverpool.

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

•

We have also been distributing and marketing Fiat branded cars in India since March 2006. We have a joint venture agreement with Fiat Group Automobiles S.p.A., Italy, located at Ranjangaon in Maharashtra to manufacture passenger cars, engines and transmissions for the Indian and overseas markets. Established in April 2008, the plant currently manufactures the Fiat Linea, the Fiat Punto, the Tata Manza as well as components like engines and transmissions. During May 2012, both the joint-venture partners decided to re-align their Indian joint-venture and the management control of distributing and marketing Fiat branded cars, and related commercial activities will be transferred to a separate Fiat group owned company.

•

In May 2006, we entered into a joint venture agreement with Brazil-based Marcopolo S.A., or Marcopolo, a global leader in building bodies for buses and coaches, to manufacture and assemble fully-built buses and coaches in India, wherein we have a 51% ownership, the balance being held by Marcopolo. The joint venture commenced production during Fiscal 2009.

•

In December 2006, we entered into a joint venture agreement with Thonburi Automotive Assembly Plant Co. Ltd Thailand, or Thonburi, to manufacture pickup trucks in Thailand. As of March 31, 2012, we own 90.82% of the joint venture, while Thonburi owns the remaining 9.18%. The joint venture, which began vehicle production in March 2008, enabled us to access the Thailand market, which is a major market for pickup trucks, as well as other potential markets in that region.

•

For some of our products, we are also expanding our international export operations, which have been continuing since 1961. Our vehicles are being marketed in several countries in Europe, Africa, the Middle East, South East Asia and South Asia. During Fiscal 2008, Tata Motors (SA) Proprietary Limited, or TMSA, a joint venture company in which we hold 60% with the remaining 40% being held by Tata Africa Holdings (SA) (Pty.) Limited, was formed for the manufacture and assembly operations of our LCVs and M&HCVs in South Africa. We have set up an assembly plant in South Africa at Rosslyn and commenced operations in July 2011.

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

•

In October 2010, we acquired an 80% equity interest in Trilix Srl., Turin (Italy), a design and engineering company, in line with our objective to enhance our styling/design capabilities to global standards. Trilix offers design and engineering services in the automotive sector, including styling, architecture, packaging, surfacing, macro and micro feasibility and detailed engineering development.

•

In December 2011, PT Tata Motors Indonesia was established as our subsidiary, with the objective and purpose of conducting business activities of import, assembly and wholesale distribution of vehicles in Indonesia and to neighboring countries.

We produce a wide range of automotive products, including:

•

Passenger Cars. Our passenger cars include micro cars - the Tata Nano, compact cars-Indica, the Indica Vista and Indigo eCS and mid-sized cars - the Indigo Manza .We have expanded our car lines with several variants and fuel options to suit various customer preferences. In November 2011, we launched the new Tata Nano with better fuel efficiency and more advanced features. Jaguar has an established presence in the premium car segment. Jaguar currently produces three car lines, XK Sports car (coupe & convertible), XF Saloon and XJ Saloon. The 2012 Model Year line-up for XF included a new 4 cylinder 2.2 liter diesel version with intelligent stop start technology. At the Geneva Motor Show in March 2012, we displayed the XF Sportbrake, an estate derivative and the new XKR-S which is the sporting flagship for our revitalized XK line-up. The Jaguar CX-16 concept car showcased in 2011 will be the basis of the new F-type, a two-seater sports car due for launch in the spring of 2013.

•

Utility Vehicles. We manufacture a number of utility vehicles, or UVs, including the Sumo, and the sports utility vehicle, or SUV, Tata Safari the lifestyle pickup, the Xenon XT and the newly launched premium crossover vehicle, the Aria and the multipurpose utility vehicle, or MPV, the Venture. The Safari, the Sumo and the Xenon XT have variants to meet different consumer preferences such as the Safari DICOR 2.2 VTT range, powered by a new 2.2 L Direct Injection Common Rail (DICOR) engine, the Sumo Grande, an SUV with the comforts of a family car, and the new Sumo Gold, which features a BS4 3.0L diesel CR4 engine, delivering 85 PS power and was launched in November 2011. Tata Aria is India’s first four-wheel drive crossover, a luxurious creation with the finesse of a sedan and the horsepower of an SUV blended in one car. In August 2011, we expanded the existing range by launching the new Tata Aria 4x2 variant in addition to the existing four-wheel drive variant (4x4) of the Tata Aria. The Tata Venture is a MPV with the footprint and maneuverability of a hatchback car, with the interior space of a utility vehicle. We showcased the next generation safari SUV, the Tata Safari Storme, at the New Delhi Auto Expo 2012. Land Rover produces five car lines under the brands of Range Rover and Land Rover, and provides us with market share in the premium all-terrain vehicles segment. Range Rover is the premium range consisting of Range Rover, Range Rover Sport and Range Rover Evoque, and the Land Rover brand comprises the Defender, Discovery 4 and Freelander 2 vehicles. On July 4, 2011, we launched the Range Rover Evoque. The Range Rover Evoque is the smallest, lightest and most fuel efficient Range Rover ever produced. The car went on sale in the UK in September 2011 and across the world by December 2011. The Range Rover Evoque Concept Convertible, a pioneering premium SUV convertible, was shown at the Geneva Motor Show in early March 2012, featuring a fully retractable premium roof with a Roll Over Protection System (ROPS).

•

Light Commercial Vehicles. We manufacture a variety of light commercial vehicles, or LCVs, including pickup trucks, trucks and buses with a GVW (including payload) of between 1.2 ton and 7.5 tons. This also includes the Ace, India’s first indigenously developed mini-truck with a 0.75 ton payload in different fuel options, Super Ace with a 1 ton payload, Ace Zip with a 0.6 ton payload, the Magic and Magic Iris, both passenger variants for commercial transportation developed on the Ace platform, and the Winger. We showcased at the New Delhi Auto Expo 2012, the Tata Ultra, our new LCV & ICV range that comprise a series of variants from 5 to 14 tons.

•

Medium and Heavy Commercial Vehicles We manufacture a variety of medium and heavy commercial vehicles, or M&HCVs, which include trucks, tractors, buses, tippers, and multi-axled vehicles with GVW (including payload) of between 8 tons and 49 tons. In addition, through TDCV we manufacture a range of high horsepower trucks ranging from 215 horsepower to 560 horsepower, including dump trucks, tractor-trailers, mixers and cargo vehicles. During Fiscal 2010, we unveiled a new range of trucks, referred to as the ‘Tata Prima’ line, to our customers in India, South Korea, and have partially extended the offering by providing various products off the ‘Prima’ line. We also expect to gradually export these ‘Prima’ products to other countries such as South Africa, Russia, the other SAARC countries, Middle East and various countries in Africa. We showcased at the New Delhi Auto Expo 2012, the Tata LPT 3723, India’s first 5-axle rigid truck, the Tata Paradiso G7 Multi-axle Coach, jointly developed by Tata Motors and Tata Marcopolo Motors Limited, and the Tata Starbus Fuel Cell Concept (Hydrogen).

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

Tata Technologies Limited, or TTL ,our 72.41% owned subsidiary, is engaged in providing specialized engineering & design services, product lifecycle management and product-centric IT services to leading global manufacturers. TTL’s customers are among the world’s premier automotive, aerospace and consumer durables manufacturers. TTL had eight functional subsidiary companies and one joint venture as at March 31, 2012. The consolidated revenue for TTL was Rs.16,291 million in Fiscal 2012 (including revenue from Tata Motors Group), growth of 30.4% from Rs.12,493 million in Fiscal 2011, as worldwide automotive and aerospace markets showed volume traction. TTL recorded profit after tax of Rs.2,107 million in Fiscal 2012, representing an increase of 56.9% over Rs. 1,343 million in Fiscal 2011 contributed by higher offshore revenues and cost reduction measures that were implemented. In May 2011, TTL received private equity investment of Rs. 1,411 million by selling 13.04% stake via issuance of primary shares.

TML Distribution Company Limited, or TDCL, our wholly-owned subsidiary, was incorporated on March 28, 2008. TDCL provides distribution and logistics support for distribution of our products throughout India. TDCL commenced its operations in Fiscal 2009.

Our wholly-owned subsidiary, Tata Motors Finance Limited, or TMFL, was incorporated on June 1, 2006, with the objective of becoming a preferred financing provider for our dealer’s customers by capturing customer spending over the vehicle life-cycle relating to vehicles sold by us. TMFL commenced operations on September 1, 2006. In India, TMFL is registered with the RBI as a Systemically Important Non-Deposit Taking Non-Banking Financial Company and is classified as an Asset Finance Company under the RBI’s regulations on Non-Banking Financial Companies.

Our wholly-owned subsidiary, Tata Motors Insurance Broking and Advisory Services Limited, undertakes the business of insurance and reinsurance broking, which commenced business in Fiscal 2008.

As of March 31, 2012, our operations included 65 consolidated subsidiaries and 26 equity method affiliates, in respect of which we exercise significant influence.

As of March 31, 2012, we had approximately 58,618 permanent employees, including approximately 29,401 permanent employees at our consolidated subsidiaries.

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

B. Business Overview.

We primarily operate in the Automotive segment. Our Automotive segment operations include all activities relating to the development, design, manufacture, assembly and sale of vehicles including financing thereof, as well as sale of related parts and accessories. The acquisition of the Jaguar Land Rover business has enabled us to enter the premium car market in the developed markets such as UK, USA and Europe as well as in the growing markets like China, Russia and Brazil, where we were not present earlier. Going forward, we expect to focus on profitable growth opportunities in our global automotive business, through new products and market expansion. Within our automotive operations we continue to focus on integration and synergy through sharing of resources, platforms, facilities for product development and manufacturing, sourcing strategy and mutual sharing of best practices.

Our business segments are (i) automotive operations and (ii) all other operations. Our automotive operations include all activities relating to development, design, manufacture, assembly and sale of vehicles including financing thereof, as well as sale of related parts and accessories. We provide financing for vehicles sold by dealers in India. The vehicle financing is intended to drive sale of vehicles by providing financing to the dealers’ customers and as such is an integral part of automotive business. Our automotive operations segment is further divided into Tata and other brand vehicles (including spares and financing thereof) and Jaguar Land Rover.

Our other operations business segment includes information technology, or IT services and machine tools and factory automation solutions.

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

We believe that our in-house research and development capabilities, including that of our subsidiaries Jaguar Land Rover, TDCV and Tata Hispano, and our joint-ventures with Marcopolo of Brazil in India, with Thonburi in Thailand and Tata Africa Holdings (SA) (Pty.) Limited in South Africa and our relationship with Fiat, will enable us to expand our product range and extend our geographical reach. An example of this is the unveiling, during Fiscal 2010, of our next generation of heavy trucks – Prima, which we co-developed along with our subsidiary TDCV. During Fiscal 2012, we continued to expand our product range in the ‘Prima’ lines. Our launch of the Ace in May 2005, as the first sub one-ton payload mini-truck in India created a new category of vehicle in the Indian commercial vehicle industry. We rolled out the 100,000th Ace in a record time of 22 months after its launch. Similarly, the launch of the Magic, a passenger variant from the same platform, has enabled us to tap into the potential increase in mass passenger transport in both rural and urban regions in certain markets. During Fiscal 2011, we also launched the Winger to cater to the intra-city and long-distance transportation needs of our customers. In Fiscal 2012, we further expanded our product range with passenger and freight variants based on the Ace platform with the launch of Tata Magic Iris and Tata Ace Zip. Our Tata 407 has sold over 500,000 units since its launch and in Fiscal 2012 celebrated its 25th anniversary. This platform has been deployed to meet diverse needs addressing a wide range of goods transportation and people movement solutions, industrial and defense applications in India and several other countries in South Asia and Africa. The launches of Tata Divo Luxury Coach and Tata Starbus Ultra in Fiscal 2012 using body designs from Tata Hispano and Tata Marcopolo demonstrate continued leveraging of our capabilities. In Fiscal 2012, we showcased at the New Delhi Auto Expo 2012: (i) the Tata Ultra, a new LCV & ICV range platform, allowing flexibility of multiple wheel bases and multiple payload points, (ii) the Tata LPT 3723, India’s first 5-axle rigid truck and the Tata Paradiso G7 Multi-axle Coach, jointly developed by Tata Motors and Tata Marcopolo Motors Limited and (iii) our alternate fuel technology capability through the following concepts- the Tata Starbus Fuel Cell (hydrogen) and the Tata Magic Iris CNG. Our portfolio already includes CNG-electric hybrid buses.

In the passenger vehicles market, we entered the compact car segment with the Indica in 1998. We sold approximately 100,000 units of the Indica within 25 months of its launch in the market. On the same platform, we developed a sedan version, the Indigo, which was launched in 2002. We also launched several versions to expand our offerings over the years including an estate version and the country’s first stretched sedan concept. In August 2008, we launched a new generation of the Indica, the Indica Vista, with options of diesel and gasoline engines, from our joint venture with Fiat as well as our own engines and subsequently launched, the next generation sedan, the Indigo Manza in October 2009. We have also conceptualized, developed and commercially launched the Nano, an affordable car for safe family transportation, breaking several conventional ideas of automobile development. The Nano sold approximately 100,000 units within 21 months of its launch, and we achieved sales of 80,847 units in Fiscal 2012.

During Fiscal 2012, we extended our range of fuel efficient vehicles by launching a new variant of the Tata Indigo e-CS with a mileage of 25 km per liter as certified by the Automotive Research Association of India (ARAI). Our product portfolio ranging from the Nano, Indica, Indica Vista, Indigo, Indigo Manza, Sumo, Sumo Grande, Safari, Aria and Venture, enables us to compete in various market segments. As discussed above, the Company also showcased its alternate fuel technology capability at the New Delhi Auto Expo 2012 by displaying the concepts - the Tata Nano CNG and the Tata Indigo Manza diesel-electric hybrid car. In 2012, we developed the Tata Indica Vista Electric Vehicle, a fully electric car, in conjunction with the technology from TMETC and Miljobil Grenland AS (Miljobil).

Continuing focus on high quality and enhancing customer satisfaction: One of our principal goals is to achieve international quality standards for our products and services. We have established a procedure for ensuring quality control of outsourced components. Products purchased from approved sources undergo a supplier quality improvement process. We also have a program for assisting vendors from whom we purchase raw materials or components to maintain quality. Each vendor is reviewed on a quarterly basis on parameters of quality, cost and delivery and preference is given to vendors with TS 16949 certification. We are pursuing various quality improvement programmes, both internally and at our suppliers’ operations, in an effort to enhance customer satisfaction and reduce our future warranty costs. We have also established a procedure for ensuring quality control of outsourced components, and products purchased from approved sources undergo a supplier quality improvement process. Reliability and other quality targets are built into our new product introduction process. Assurance of quality is further driven by the design team, which interacts with downstream functions like process-planning, manufacturing and supplier management to ensure quality in design processes and manufacturing. We believe our extensive sales and service network has also enabled us to provide quality and timely customer service. Through close coordination supported by our IT systems, we monitor quality performance in the field and implement corrections on an ongoing basis to improve the performance of our products thereby improving customer satisfaction. In India, we maintained a Customer Service Index (CSI) score of 779 in 2011. We were ranked 7th in the 2011 J.D. Power India Customer Service Index survey. We continue to focus on high quality customer satisfaction.

Jaguar and Land Rover collectively received over 80 awards from leading international motoring writers, magazines and opinion formers in 2010. The Jaguar XF is Jaguar’s best-selling model across the world by volume and it has garnered more than 80 international awards since its launch, including being named “Best Executive Car” for four years running by What Car? magazine. In May 2010, customer deliveries of the new XJ commenced and it received more than 20 international awards in 2010, including “Best Luxury Car” from China’s Auto News, “Annual Limousine King” from Quattroroute (Italy), “Luxury Car of the Year” from Top Gear (UK), Automobile Magazine’s “2011 Design of the Year” and “Best Executive Sedan” at the Bloomberg Awards in the United States. The Discovery 4 (LR4) is a mid-size SUV that features all-terrain capability. A range of new features, including the new 3.0-liter LR-TDV6 diesel engine, helped to propel the Discovery to the What Car? magazine award for the Best 4x4 for the seventh successive year in Fiscal 2011. The Range Rover Evoque was launched in September 2011 and has since garnered over 100 international awards. The class leading urban 4x4 comes in a range of trim levels and is one of the most customizable Range Rovers ever produced.

Products and environmental performance: Our strategy is to invest in products and technologies that position our products ahead of expected stricter environmental regulations and ensure that we benefit from a shift in consumer awareness of the environmental impact of the vehicles they drive. The company is committed to continued investment in new technologies, including developing sustainable technologies to improve fuel economy and reduce CO2 emissions. We are the largest investor in automotive R&D in the United Kingdom. We believe that we are the leader in automotive green-technology in the United Kingdom. Our environmental vehicle strategy focuses on new propulsion technology, weight reduction and reducing parasitic losses through the driveline. Projects like REEVolution, REHEV and Range-e are some examples of our research into the electrification of premium sedan and all-terrain vehicles.

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

Our Jaguar Land Rover business already offers two aluminium vehicles, the Jaguar XJ and Jaguar XK and plans to deploy its core competency in aluminium construction across more models in its range. The new, all-aluminium Jaguar XJ 3.0 V6 twin-turbo diesel has CO2 emissions rated at 184g/km. We are also developing more-efficient vehicle technologies. Range Rover’s 2011 Model Year has been updated with an all-new 4.4-liter TDV8 with 8-speed transmission, resulting in a 14% reduction in CO2 and an improvement in fuel consumption of nearly 19% to 7.81L/100km. The 2011 Model Year Freelander 2, which went on sale in December 2010, features a new eD4 diesel engine capable of 4.98L/100km and CO2 emissions of 158g/km in 2WD. Jaguar’s C-X75 concept car incorporates electric plus twin gas turbines and demonstrates some of the technologies the company are developing for the future. The Jaguar XF and Range Rover Evoque to be launched in the second quarter of Fiscal 2012, will continue this trend. The XF 2.2 Diesel 8 speed Automatic transmission variant with Stop/Start technology reduces the entry model CO2 output while the Evoque features a number of lightweight, vehicle efficiency and Power-Train technologies that make this the most fuel efficient Range Rover produced.

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

Expanding our international business: Our international expansion strategy involves strategic acquisitions and introducing our product range into select geographies, where we have an opportunity to grow in markets with similar characteristics to the Indian market. Our international business strategy has already resulted in the growth of our international operations in select markets and chosen segments over the last 4 to 5 years. For example, we were the largest competitor in the LCV bus market for the seven meter category and the second largest competitor in the LCV Truck market in the 7.5 ton GVW category, in terms of unit sales in Ukraine in Fiscal 2012. We have also further consolidated our market share in most segments of commercial vehicles in other SAARC countries – Bangladesh, Nepal, Sri Lanka and Bhutan.

Our acquisition of Jaguar Land Rover has expanded our geographical presence significantly. Through Jaguar Land Rover we now offer products in the luxury performance car and premium all-terrain vehicle segments with globally recognized brands and we have diversified our business across markets and product segments. We will continue to build upon the internationally recognized brands of Jaguar Land Rover. TDCV continues to be the largest exporter of heavy commercial vehicles from South Korea. We have established a joint venture along with Thonburi in Thailand to manufacture pickup trucks. During Fiscal 2008, we established a joint venture company to undertake manufacture and assembly operations in South Africa, which has been one of our largest export markets from India, in terms of unit volume, which commenced operations in July 2011.

Reducing operating costs: We believe that our scale of operations provides us with a significant advantage in reducing costs and we plan to continue to sustain and enhance our cost advantage.

Our ability to leverage our technological capabilities and our manufacturing facilities among our commercial vehicle and passenger vehicle businesses enables us to reduce cost. For example, the diesel engine used in our Indica was modified to engineer a new variant for use in the Ace platform, which helped to reduce the project cost. Similarly, platform sharing for the manufacture of pickup trucks and UVs enables us to reduce capital investment that would otherwise be required, while allowing us to improve the utilization levels at our manufacturing facilities. Where it is advantageous for us to do so, we intend to add our existing low cost engineering and sourcing capability to vehicles manufactured under the Jaguar Land Rover brand.

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

Enhancing capabilities through the adoption of superior processes: Tata Sons and the entities promoted by Tata Sons, including us, aim at improving quality of life through leadership in various sectors of national economic significance. In pursuit of this goal, Tata Sons and the Tata Sons promoted entities have institutionalized an approach, called the Tata Business Excellence Model, or TBEM, which has been formulated along the lines of the Malcolm Baldridge National Quality Award to enable us to improve performance and attain higher levels of efficiency in our businesses and in discharging our social responsibility. The model aims to nurture core values and concepts embodied in various focus areas such as leadership, strategic planning, customers, markets and human resources, and to translate them to operational performance. Our adoption and implementation of this model seeks to ensure that our business is conducted through superior processes.

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

Maintaining financial strength: Our cash flow from operating activities in Fiscal 2012 and 2011 was Rs. 218,227 million and Rs. 141,976 million, respectively. The improved position in our operating cash flows is primarily a result of volume growth, implementation of cost reduction programs, and prudent working capital management. We have established processes for project evaluation and capital investment decisions with an objective to enhance our long term profitability.

Leveraging brand equity: We believe customers associate the Tata name with reliability, trust and ethical value, and our brand name is gaining significant international recognition due to the international growth strategies of various Tata Companies. The Tata brand is used and its benefits are leveraged by Tata companies to their mutual advantage. We recognize the need for enhancing our brand recognition in highly competitive markets in which we compete with internationally recognized brands. We, along with Tata Sons and other Tata companies, will continue to promote the Tata brand and leverage its use in India, as well as in various international markets where we plan to increase our presence. Supported by the corporate level ‘Tata’ brand, our product brands like Indica, Indigo, Sumo, Safari, Aria, Venture Nano, Prima, Ace, Magic along with Daewoo, Hispano, Jaguar, Range Rover and Land Rover are highly regarded, and will be nurtured and promoted. At the same time, we will continue to build new brands such as the newly launched Ultra range of Light Commercial Vehicles to further enhance our brand equity.

Automotive Operations

We sold 1,269,483, 1,078,814, and 869,602 vehicles in Fiscal 2012, 2011 and 2010 respectively, consisting of 955,233 units of Tata and other brand vehicles and 314,250 units of Jaguar Land Rover vehicles in Fiscal 2012. In terms of units sold our largest market is India where we sold 880,825 and 763,095 units during Fiscal 2012 and 2011, (constituting 69.4% and 70.7% of total sales in Fiscal 2012 and Fiscal 2011, respectively) followed by United Kingdom where we sold 61,796 units and 58,238 units in Fiscal 2012 and Fiscal 2011 respectively (constituting 4.9% and 5.4% of total sales). A geographical breakdown of our revenues is set forth in Item 5.A “— Operating Results — Geographical breakdown”.

Our total sales (including international business sales and Jaguar Land Rover sales) for Fiscal 2012, 2011 and 2010 are set forth in the table below:

Category	Fiscal 2012		Fiscal 2011		Fiscal 2010
	Units	%	Units	%	Units	%
Passenger Cars	352,981	27.8%	322,149	29.9%	279,465	32.1%
Utility Vehicles	316,589	24.9%	243,934	22.6%	181,489	20.9%
Light Commercial Vehicles	365,677	28.8%	311,167	28.8%	228,987	26.3%
Medium and Heavy Commercial Vehicles	234,236	18.5%	201,564	18.7%	179,661	20.7%
Total	1,269,483	100.0%	1,078,814	100.0%	869,602	100.0%

Revenues from our automotive operations were Rs. 1,654,903 million, Rs. 1,223,547 million and Rs. 897,970 million in Fiscal 2012, 2011 and 2010, respectively. Tata and other brand vehicles (including spares and financing thereof) constituted 36.9% of our total automotive revenues before inter-segment elimination in Fiscal 2012 while Jaguar Land Rover constituted 63.1%.

Tata and other brand vehicles (including spares and financing thereof)

We sold 955,233, 835,469, and 675,761 units of Tata and other brand vehicles in Fiscal 2012, 2011 and 2010 respectively. Of the 955,233 units sold in Fiscal 2012, 878,551 units were sold in India while 76,682 units were sold outside of India, compared to 762,206 units and 73,263 units respectively for Fiscal 2011. Our share of the Indian four-wheeler automotive vehicle market (i.e. automobile vehicles other than two and three wheeler categories) increased from 24.3% in Fiscal 2011 to 25.2% in Fiscal 2012. We maintained our leadership position in the commercial vehicle segment in an industry which saw increased competition during the year. The passenger vehicle market also continued to be subject to intense competition.

The following table sets forth our total sales of Tata and other brand vehicles:

Category	Fiscal 2012		Fiscal 2011		Fiscal 2010
	Units	%	Units	%	Units	%
Passenger Cars	298,991	31.3%	269,194	32.2%	232,006	34.3%
Utility Vehicles	56,329	5.9%	53,544	6.4%	35,107	5.2%
Light Commercial Vehicles	365,677	38.3%	311,167	37.2%	228,987	33.9%
Medium and Heavy Commercial Vehicles	234,236	24.5%	201,564	24.2%	179,661	26.6%
Total	955,233	100.0%	835,469	100.0%	675,761	100.0%

The following table sets forth our market share in various categories in the Indian market-based on wholesale volumes:

Category@	Fiscal 2012	Fiscal 2011	Fiscal 2010
Passenger Cars*	13.7%	14.4%	15.3%
Utility Vehicles**	11.0%	13.2%	12.4%
Light Commercial Vehicles***	59.4%	63.2%	64.7%
Medium and Heavy Commercial Vehicles	59.4%	60.1%	63.3%
Total Four-Wheel Vehicles	25.2%	24.3%	25.5%

@	Passenger cars, Utility Vehicles and LCV’s market shares for the Fiscal 2012 are not comparable with the market shares for Fiscal 2011 and Fiscal 2010 due to changes in the Industry classification by SIAM.
*	Passenger cars market shares include sales of Fiat vehicles distributed by us and Jaguar Land Rover Vehicles sold in India. Furthermore, passenger cars market share for Fiscal 2012 is based on the total cars sold in the industry, while passenger cars market shares for Fiscal 2011 and Fiscal 2010 are based on the segments where we were present (i.e., small cars and midsize segments) and does not include super compact segments where we are not present.
**	UV market share for Fiscal 2012 includes the market share for Vans V1 segment (i.e. Venture) and excludes Vans V2 segment (i.e. Ace Magic), while UV market shares for Fiscal 2011 and Fiscal 2010 are based on the segments where we are present.
***	LCV market shares include the market shares for Vans V2 segment (i.e., Ace Magic) in accordance with SIAM’s classification of passenger vehicles.

Our performance in various categories of the Indian market is described below:

Passenger cars: The domestic passenger cars industry grew by 3.6% in Fiscal 2012 compared with an increase of 29.8% in Fiscal 2011. Domestic passenger vehicle sales were impacted by rising interest rates, fuel price hikes and inflationary pressures.

Customer preference for diesel vehicles over petrol vehicles along with targeted marketing initiatives and network actions, positively influenced our sales, partially offset by general industry trends. In Fiscal 2012, we sold 77,394 Nano cars, a growth of 21.7% over Fiscal 2011. We are focused on expanding the reach for the Nano through Special Nano Access Points, and ensuring availability of finance for all segments of customers through tailored finance schemes. During Fiscal 2012, we launched the Nano 2012, with several new features, including improved fuel efficiency which aided volume traction. We continue to offer products at a lower price point in the entry level mid-size sedan market through a portfolio including the old Indigo and Indigo eCS, the most fuel-efficient sedan in India. Indica Vista volumes continued to grow during Fiscal 2012.

The distribution business of Fiat cars through Tata-Fiat dealer network, which started in March 2006, entered into its sixth year of operation in Fiscal 2012. During Fiscal 2012, we sold 17,213 Fiat cars through, our joint venture with Fiat in India, cars including the Grande Punto, Fiat 500, Punto, Linea and Palio. Fiat stood in the 10th position by sales volume among the major car players in India. The Tata-Fiat dealer network has been upgraded to 170 dealer facilities across 129 cities as of March 31, 2012. Fiat was ranked 9th in the J.D. Power 2011 India Customer Service Index Survey. In Fiscal 2012, we launched the Fiat Linea 2012 and the Fiat Grande Punto. During May 2012, both the joint-venture partners decided to re-align their Indian joint-venture and the management control of distributing and marketing Fiat branded cars, and related commercial activities will be transferred to a separate Fiat group owned company.

Since the commencement of distribution of Jaguar Land Rover vehicles through our exclusive dealership in India in June 2009, the brands have witnessed positive market response and the sales volumes in Fiscal 2012 at 2,274 vehicles have multiplied over 889 vehicles in Fiscal 2011. We commenced the local assembly of the Land Rover Freelander 2, in our facility at Pune in May 2011, which has been received extremely well in India. We expect that the efforts towards dealership network expansion, local assembly of JLR products starting with Freelander 2 and introduction of new products like Evoque will enable us to further penetrate the premium/luxury automotive passenger car market in India.

Utility Vehicles: The utility vehicles industry saw growth in Fiscal 2012. In November 2011, the company launched the new Sumo Gold, which has been showing growth in terms of sales. The Tata Venture, which was launched in January 2011, has continued to receive good market response.

Commercial Vehicles: The commercial vehicles market in India in Fiscal 2012, recorded a robust growth of 19.2% which resulted in our highest ever sales of 531,228 units in Fiscal 2012. Growth was driven by LCVs supported by healthy agricultural output, increasing penetration into tier 2 and 3 cities and increasing rural and last mile connectivity. However, high interest rates, fuel price hikes and slowdown in economic activity moderated growth in M&HCV segment. As a result, our market share stood at 59.4% for Fiscal 2012.

Light Commercial Vehicles (including pickups): Our range of LCVs includes small commercial vehicles, pickup trucks, trucks and commercial passenger carriers with a GVW (including payload) of between 1.2 tons and 7.5 tons. The LCV market segment grew by 29.1% in Fiscal 2012, mainly aided by the continuing expansion of the small commercial vehicle segment. Our sales increased by 19.0% to 324,069 units from 272,455 units in Fiscal 2011. We also improved performance in the pickup segment.

Ramp up of production in our Pantnagar plant has aided volume growth in our LCV truck segment. Commercial production has also commenced at Dharwad in February 2012. During Fiscal 2012, our major launches were Ace Zip and Magic Iris.

Sales of the Tata Ace continued to increase year-on-year. However, entry of new competition in the small commercial vehicle category, where we enjoy strong market share, as well as expanding market size, resulted in our share of the Light commercial vehicles (including pickups) market share falling to 59.4% in Fiscal 2012 from 63.2% in Fiscal 2011.

Medium and Heavy Commercial Vehicles: Our M&HCVs have a wide range of applications and are generally configured as trucks, tippers, buses, tankers, tractors or concrete mixers. We sold 207,159 units during Fiscal 2012, resulting in a market share of 59.4%. Launches during Fiscal 2012 include the Tata Divo, a super-luxury inter-city bus and new variants in the Tata Starbus Ultra range.

Tata and other brand vehicles — Sales and Distribution:

Our sales and distribution network in India as of March 2012, comprises approximately 2,150 sales contact points for our passenger and commercial vehicle business. In line with our growth strategy, we formed a 100% subsidiary, TML Distribution Company Limited, or TDCL, in March 2008, to act as a dedicated distribution and logistics management company to support the sales and distribution operations of our vehicles in India. We believe this has improved the efficiency of our selling and distribution operations and processes.

TDCL provides distribution and logistics support for vehicles manufactured at our facilities and has set up stocking points at some of our plants and also at different places throughout India. TDCL helps us improve planning, inventory management, transport management and timely delivery. We believe it has made our delivery and inventory management more efficient. We have completed the initial rollout of a new customer relations management system (CRM) at all our dealerships and offices across the country and have been certified by Oracle as the largest Siebel deployment in the automotive market. The combined CRM initiative supports users both within our Company and among our distributors in India and abroad.

Through our vehicle financing division and wholly owned subsidiary, Tata Motors Finance Limited, or TMFL we also provide financing services to purchasers of our vehicles through our independent dealers, who act as our agents for financing transactions, and through our branch network. During Fiscal 2012 and 2011, approximately 27% and 21% respectively, of our vehicle unit sales in India were made by the dealers through financing arrangements where our captive vehicle financing divisions provided the support. Total vehicle finance receivables outstanding as at March 31, 2012 and 2011 amounted to Rs.171,241 million and Rs.146,328 million respectively.

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

Tata and other brand vehicles — Competition:

We face competition from various domestic and foreign automotive manufacturers in the Indian automotive market. Improving infrastructure and robust growth prospects compared to other mature markets are now attracting a number of international companies to India who have either formed joint-ventures with local partners or have established independently owned operations in India. Global competitors bring with them decades of international experience, global scale, advanced technology and significant financial resources. Hence competition is likely to further intensify in the future. We have designed our products to suit the requirements of the Indian market based on specific customer needs such as safety, driving comfort, fuel efficiency and durability. We believe that our vehicles are suited to the general conditions of Indian roads, and the local climate and they comply with applicable environmental regulations currently in effect. We also offer a wide range of optional configurations to meet the specific needs of our customers. We intend to and are developing products to strengthen our product portfolio in order to meet the increasing customer expectation of owning world class products.

Tata and other brand vehicles — Seasonality:

Demand for our vehicles in the Indian market is subject to seasonal variations. Demand generally peaks between January and March, although there is a decrease in demand in February just before release of the Indian Fiscal Budget. Demand is usually lean from April to July and picks up again in the festival season from September onwards, with a decline in December due to model year change.

Tata and other brand vehicles — Exports:

We are expanding our export operations, which have been ongoing since 1961. We market our commercial and passenger vehicles in several countries in Europe, Africa, the Middle East, South East Asia and South Asia. Our exports of vehicles manufactured in India increased by 6.6% in Fiscal 2012 to 61,835 units from 57,982 units in Fiscal 2011, supported by economic improvement in our major international markets such as the Indian sub-continent and Africa.

In Fiscal 2012, our top five export destinations from India accounted for approximately 76% and 85% of our exports of commercial vehicles and passenger vehicle units, respectively. We are strengthening our position in the geographic areas we are currently operating in and exploring possibilities of entering new markets with similar market characteristics to the Indian market.

Tata Daewoo Commercial Vehicle Co. Ltd., Korea: TDCV recorded an 8.6% increase in its overall vehicle sales to 9,500 units in Fiscal 2012 from 8,745 units in Fiscal 2011. In the South Korean market, TDCV’s unit sales in the M&HCV category increased by 14.1% to 6,552 units in Fiscal 12 as against 5,743 units in Fiscal 2011. The stabilization of the wholly owned Sales and Distribution Company – Tata Daewoo Commercial Vehicle Sales and Distribution Co. Ltd or TDSC launched in Fiscal 2011, led to this improved performance in the domestic market. TDCV’s export performance in Fiscal 2012 was marginally lower at 2,948 units as compared to 3,002 units in Fiscal 2011. TDCV’s sales have increased significantly mainly in Russia, South Africa and Philippines. However, in TDCV’s traditional market like Algeria, the heavy trucks segment continues to experience a slump, which resulted in a marginal decline in export volumes.

Tata Hispano Motors Carrocera, S.A. Spain: We believe that our subsidiary Tata Hispano, with its design and development capabilities in manufacturing bodies for high-end buses, complements our current range of light and medium commercial passenger carriers and aids us in increasing our presence in the international bus market. We continue to own the brand rights of Hispano and Tata Hispano. Tata Hispano reported consolidated sales of 329 units for Fiscal 2012, a decrease of 34.9% from 505 units sold in Fiscal 2011. Challenging market conditions resulted in such underperformance.

Jaguar Land Rover

We acquired Jaguar Land Rover from the Ford Motor Company, or Ford, on June 2, 2008. As a part of the acquisition, we acquired the global business relating to Jaguar Land Rover including three major manufacturing facilities and two advanced design and engineering centers in United Kingdom, a worldwide sales and dealership network, intellectual property rights, patents and trademarks.

The strengths of Jaguar Land Rover include its internationally recognized brands, strong product portfolio of award winning luxury performance cars and premium all-terrain vehicles, global distribution network, strong research and development capabilities, and a strong management team. Our total sales of Jaguar Land Rover for Fiscal 2012, 2011 and 2010 are set forth in the table below:

	Fiscal 2012		Fiscal 2011		Fiscal 2010*
	Units	%	Units	%	Units	%
Jaguar	53,990	17.2%	52,955	21.8%	47,459	24.5%
Land Rover	260,260	82.8%	190,390	78.2%	146,382	75.5%
Total	314,250	100.0%	243,345	100.0%	193,841	100.0%

*	Included sales of Model X-type (discontinued in December 2009)

Jaguar:

Jaguar’s principal products are the XK sports car (coupe and convertible), XF saloon and the XJ saloon.

The Jaguar XK is an all-aluminium sports coupe and convertible available with naturally aspirated and supercharged V8 petrol engines. The XK range was revised with a new look for 2011. In March 2011, the new Jaguar XKR-S was revealed at the Geneva motor show and launched to the press shortly afterwards creating a sporting flagship for our revitalized, modern XK line-up. The XKR-S is the fastest and most powerful production sports car that Jaguar has ever built. Aimed at driving enthusiasts, it adopts a more powerful version of the 5.0-liter V8.

The XF, launched in 2008, is a premium executive car that merges sports car styling with the sophistication of a luxury saloon. The Jaguar XF, is Jaguar’s best-selling model across the world and it has garnered more than 80 international awards since its launch, including being named “Best Executive Car” for four years running by What Car? magazine. For 2011, fundamental design changes to the front and rear of the XF, aim to bring a more assertive, purposeful stance to the XFR, which we believe is now a bolder and more appealing automobile closer to the original C-XF concept car. In addition, the Jaguar 2012 model year line-up was introduced at the New York Auto Show April 2011, including a new four-cylinder 2.2-liter diesel version of the XF with Intelligent Stop-Start Technology, making it the most fuel-efficient Jaguar yet and allowing Jaguar to compete with smaller capacity diesel engines offered by our competitors. In Fiscal 2012, we announced a further expansion of the XF range with the introduction of the Sportbrake, due later in 2012, with increased rear load space to appeal to a wider range of buyers.

The XJ is Jaguar’s largest luxury saloon vehicle, powered by a choice of supercharged and naturally aspirated 5.0-liter V8 petrol engine and a 3.0-liter diesel engine. A 3.0-liter V6 petrol engine XJ was introduced to the Chinese market during Fiscal 2012. Utilizing Jaguar’s aerospace inspired aluminium body architecture, the XJ’s lightweight aluminium body provides improved agility and economy. The new XJ commenced sales in May 2010 and has already received more than 20 international honors in 2010, including “Best Luxury Car” from China’s Auto News, “Annual Limousine King” from Quattroroute (Italy), “Luxury Car of the Year” from Top Gear (UK), Automobile magazine’s “2011 Design of the Year” and “Best Executive Sedan” at the Bloomberg Awards in the United States. In Fiscal 2012, the XJ has been upgraded to include a new Executive Package and a Rear Seat Comfort package.

The Jaguar C-X16 concept car was showcased during Fiscal 2011 and it was announced at the New York Auto Show that this will be the basis of the new F-type, a two seater sports car due for launch in the summer of 2013. The car will make extensive use of aluminimum in its build, based on the expertise the Company has developed in previous models and will be manufactured at the Company’s existing Castle Bromwich plant.

Land Rover:

Land Rover’s principal products are the Defender, Freelander 2 (LR2), Discovery 4 (LR4), Range Rover Evoque, Range Rover Sport and Range Rover.

The Defender is Land Rover’s most capable off-roader and is recognized as a leading vehicle in the segment targeting extreme all-terrain abilities.

The Freelander 2 (LR2) is a versatile vehicle for both urban sophistication and off-road capability. For the 2011 Model Year, we offered customers a choice of 4 Wheel Drive (WD) and 2 Wheel Drive (WD) Freelanders, with an eD4 engine capable of 4.98L/100km which was well received in major European markets.

The Discovery is a mid-size SUV that features genuine all-terrain capability. A range of new features, including the new 3.0-liter LR-TDV6 diesel engine, helped to propel the Discovery to the What Car? magazine award for the Best 4x4 for the seventh successive year.

The Range Rover Evoque, launched in September 2011, has garnered over 100 international awards. The class leading urban 4x4 comes in a range of trim levels and is the most customizable Range Rover ever produced.

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

Jaguar and Land Rover achieved relatively strong sales during Fiscal 2012, as total unit sales (wholesales) increased to 314,250 units from sales of 243,345 units in Fiscal 2011, reflecting an increase of 29.1%. Jaguar volumes increased to 53,990 units during Fiscal 2012 from 52,955 units in Fiscal 2011 reflecting an increase of 2.0%. Land Rover volumes increased to 260,260 units from 190,390 units in Fiscal 2011, reflecting an increase of 36.7%, as a result of the launch of the Range Rover Evoque and increased Range Rover, Range Rover Sport and Discovery 4 (LR4) sales. The Company exported 250,180 units in Fiscal 2012 compared to 183,898 units in Fiscal 2011, an increase of 36.0%.

Jaguar Land Rover’s performance in key geographical markets on retail basis

United States

The US economy has recovered more favorably than other mature economies since the recent global economic downturn, with GDP growth and falling unemployment, although the position remains fragile.

The retail volumes in the premium car segment in the United States fell by 1% in Fiscal 2012 compared to Fiscal 2011, while the retail volumes in the premium SUV segment were up 5%. United States retail volumes for Fiscal 2012 for the combined brands were 58,003 units. Jaguar retail volumes for Fiscal 2012 fell by 3% compared to Fiscal 2011, leading to a 0.3% decrease in market share. Land Rover retail volumes for Fiscal 2012 increased by 21% compared to Fiscal 2011, increasing market share.

United Kingdom

Initial figures suggest that the UK economy re-entered recession in the last quarter of Fiscal 2012. Trading conditions in the UK remain difficult, despite an upswing in the first part of the year.

In the UK, the retail volumes in both the premium car segment and premium SUV segment increased by 10% in Fiscal 2012 compared to Fiscal 2011.

UK retail volumes for Fiscal 2012 for the combined brands were 60,022 units. Jaguar retail volumes for Fiscal 2012 decreased by 14% compared to Fiscal 2011, leading to a 6% decrease in market share. Land Rover retail volumes for Fiscal 2012 increased by 10% compared to Fiscal 2011, broadly maintaining market share.

Europe (excluding Russia)

The European economy continues to struggle, with austerity measures in place in a number of countries. The economic situation and recent national election results continue to create uncertainty around European zone stability, the Euro and borrowing costs. Credit continues to be difficult to obtain for customers and the outlook remains volatile.

The retail volumes in the premium car segment in Germany increased by 14%, and the retail volumes in the premium SUV segment increased by 17% compared to Fiscal 2011.

European retail volumes for Fiscal 2012 for the combined Jaguar Land Rover brands were 68,420 units, representing a 27% increase compared to Fiscal 2011. Jaguar retail volumes for Fiscal 2012 decreased by 7% and Land Rover retail volumes for Fiscal 2012 increased by 36% compared to Fiscal 2011.

Russia

The Russian market was showing signs of recovery which was hard hit during Fiscal 2010 by the global economic crisis, particularly by the sharp fall in oil prices and the drying up of foreign credits on which Russian banks and companies tend to rely heavily.

The retail volumes in the premium car segment in Russia increased by 18.2% in Fiscal 2012 as compared to Fiscal 2011 and the retail volumes in the premium SUV segment increased 55.4% in Fiscal 2012 as compared to Fiscal 2011.

The Russia retail volumes for Fiscal 2012 for the combined brands were 16,142 units. Jaguar retail volumes for Fiscal 2012 increased by 43.4% as compared to Fiscal 2011, leading to a 1% increase in market share. Land Rover retail volumes for Fiscal 2012 increased by 37.6% compared to Fiscal 2011, leading to a 1.3% decrease in market share.

China

The Chinese economy continued to grow strongly throughout Fiscal 2012. GDP growth is likely to slow down in the future, although remain above 8%. The Company has signed a joint venture agreement to manufacture cars in China with Chery Automobile Co., Ltd, a Chinese auto manufacturer. The joint venture contemplates manufacturing of Jaguar and Land Rover and joint venture - branded vehicles, establishment of a research and development facility, engine manufacture and sale of vehicles produced by the joint venture. The joint venture plans have not yet been approved by the Chinese authorities.

The retail volumes in the premium car segment in China (for imports) increased by 31% in Fiscal 2012 compared to Fiscal 2011. The retail volumes in the premium SUV segment (for imports) increased by 54% in Fiscal 2012 as compared to Fiscal 2011.

Jaguar Land Rover — Sales & Distribution:

We market Jaguar products in 101 markets and Land Rover products in 177 markets, through a global network of 17 national sales companies (“NSCs”), 82 importers, 63 export partners and 2,351 franchise sales dealers, of which 585 are joint Jaguar and Land Rover dealers.

Sales locations for Jaguar Land Rover vehicles are operated as independent franchises. Jaguar Land Rover is represented in its key markets through national sales companies as well as third party importers. Jaguar Land Rover has regional offices in certain select countries that manage customer relationships, vehicle supplies and provide marketing and sales support to their regional importer markets. The remaining importer markets are managed from the UK.

Jaguar Land Rover products are sold through our dealerships to retail customers. Jaguar Land Rover products are also sold to fleet customers, including daily rental car companies, commercial fleet customers, leasing companies, and governments. As a consequence, Jaguar Land Rover has a diversified customer base, which reduces its independence on any single customer or group of customers.

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

Jaguar Land Rover — Seasonality:

The business of Jaguar Land Rover is impacted by the bi-annual registration of vehicles in the United Kingdom where the vehicle registration number changes every six months, which in turn has an impact on the resale value of the vehicles. This leads to a bunching up of sales during the periods when the change occurs. Seasonality in most other markets is driven by introduction of new model year derivatives, for example US market. Additionally in the US market there is some seasonality around purchase of vehicles within the snow belt states where the purchase of Jaguar vehicles is biased towards the spring /summer months, with a preference for 4x4 vehicles in the autumn/winter months. In China there is an increase in vehicle purchases during the fourth fiscal quarter, which includes the Chinese new year holiday. Furthermore, western European markets tend to be impacted by summer and winter holidays. The resulting sales profile influences operating results on a quarter to quarter basis.

Research and Development:

Over the years, we have devoted significant resources towards our research and development activities. Our research and development activities focus on product development, environmental technologies and vehicle safety. Our Engineering Research Centre, or ERC, established in 1966, is one of the few in-house automotive research and development centers in India recognized by the government. ERC is integrated with all of the Tata Motors Global Automotive Product Design and Development Centers in South Korea, Spain and United Kingdom. In addition to this, we leverage key competencies through various engineering service suppliers and design teams of our suppliers.

We have a modern crash test facility for testing our new products for passenger safety. We have a pedestrian safety testing facility, a pendulum impact test facility and a bus rollover test facility, to develop products that comply with various safety norms. We also have a hemi-anechoic chamber testing facility for developing vehicles with lower noise and vibration levels and an engine emissions testing facility, to develop products meeting international standards. Other key facilities include a full vehicle climate test facility, heavy duty dynamometers and aggregate endurance test rigs.

Our Jaguar Land Rover research and development operations currently consist of a single engineering team, operating within co-managed engineering facilities, sharing premium technologies, power train designs and vehicle architecture.

In addition, our research and development activities also focus on developing vehicles running on alternative fuels, including CNG, liquefied petroleum gas, bio-diesel and compressed air and electric cars. We are continuing to develop green vehicles and are presently developing an electric vehicle on the Indica Vista platform. We are pursuing alternative fuel options such as ethanol blending for development of vehicles fuelled by hydrogen. In our Jaguar Land Rover products, we are pursuing several initiatives including alternative energy technologies to meet the targeted reduction in CO2 emissions in the next 5 years.

Our product design and development centers are equipped with computer-aided design, manufacture and engineering tools, with sophisticated hardware, software, and other information technology infrastructure, designed to create a digital product development environment and virtual testing and validation, resulting in a reduction in the product development cycle-time and data management. Rapid prototype development systems, testing cycle simulators, advanced emission test laboratories and styling studios are also a part of our product development infrastructure. We have aligned our end-to-end digital product development objectives and infrastructure, with our business goals and have made significant investments to enhance the digital product development capabilities especially in the areas of product development through Computer Aided Design / Computer Aided Manufacturing / Computer Aided Engineering / Knowledge Based Engineering / Product Data Management.

We established a wholly owned subsidiary, TMETC, in 2006, to augment the abilities of our Engineering Research Centre with an objective to obtain access to leading-edge technologies to support the product development activities. In October 2010, we also acquired a design house in Italy, Trilix Srl, that has been working with us on many of our projects and are now a part of Tata Motors Design organization.

We endeavor to absorb the best of technologies for our product range to meet the requirements of a globally competitive market. All of our vehicles and engines are compliant with the prevalent regulatory norms in the respective countries in which they are sold. Our strategy to invest and develop our development capabilities have helped us in attaining significant achievements such as the design and development of India’s first indigenously developed compact car, the segment creating mini- truck – the ‘Tata Ace’ and the world’s most affordable family car — the Tata Nano. In collaboration with our subsidiary TDCV, we developed the “World Truck”, now referred to as ‘Prima’, a sophisticated and contemporary M&HCV range with performance standards similar to those in developed markets, which we launched in India and in South Korea during Fiscal 2010. In Fiscal 2011, we launched the Tata Aria, India’s first premium crossover and the Tata Venture, a multi purpose van in India. Last year, we launched the Ace Zip, a small commercial vehicle with 1.2 ton gross vehicle weight and the Magic Iris, a small passenger carrier for urban and rural transport.

We are pursuing various initiatives, such as the introduction of Premium Lightweight Architecture (PLA), to enable our business to comply with the existing and evolving emissions legislations in the developed world, which we believe will be a key enabler of both reduction in CO2 and further efficiencies in manufacturing and engineering. Over recent years, Jaguar Land Rover has made significant progress in reducing the development cycle times. The ERC in India and Jaguar Land Rover engineering and development operations in the UK, have identified areas to leverage the facilities and resources to enhance the product development process and achieve economies of scale.

Initiatives in the area of vehicle electronics such as engine management systems, in-vehicle network architecture, telematics for communication and tracking and other emerging technological areas are also being pursued, which could possibly be deployed on our future range of vehicles. Likewise various new technologies and systems that would improve safety, performance and emissions of our product range are under implementation on our passenger cars and commercial vehicles.

For providing prompt service to the customer, development of enterprise level vehicle diagnostics system for achieving speedy diagnostics of complex electronics of modern vehicles has been underway. Also the initiative in telematics has further spanned into a fleet management and vehicle tracking system using GNSS (Global Navigation Satellite Systems).

Intellectual Property

We create, own, and maintain a wide array of intellectual property assets that are among our valuable assets throughout the world. Our intellectual property assets include patents, trademarks, copyrights designs, trade secrets and other intellectual property rights. Patents relate to our innovations and products; trademarks secured relate to our brands and products; copyrights are secured for creative content; and designs are secured for aesthetic features of products/components. We proactively and aggressively seek to protect our intellectual property in India and other countries.

We own a number of patents and have applied for new patents which are pending for grant in India as well as in other countries. We have also filed a number of patent applications outside India under the Patent Cooperation Treaty, which will be effective in different countries going forward. We obtain new patents as part of our ongoing research and development activities.

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

As part of the acquisition of Jaguar Land Rover business, ownership /co-ownership of core intellectual property were transferred to us. Additionally, perpetual royalty free licenses to use other essential intellectual properties have been licensed to us for use in Jaguar and Land Rover vehicles. Jaguar and Land Rover own registered designs, to protect the design of their vehicles in several countries.

In varying degrees, all our intellectual property is important to us. In particular, the Tata brand is integral to the conduct of our business, a loss of which could lead to dilution of our brand image and have a material adverse effect on our business.

Components and Raw Materials

The principal materials and components required by us for use in Tata and other brand vehicles are steel sheets (for in-house stampings) and plates, iron/steel castings and forgings, items such as alloy wheels, tires, fuel injection systems, batteries, electrical wiring systems, electronic information systems and displays, interior systems such as seats, cockpits, doors, plastic finishers and plastic functional parts, glass and consumables (paints, oils, thinner, welding consumables, chemicals, adhesives and sealants) and fuels. We also require aggregates like axles, engines, gear boxes and cabs for our vehicles, which are manufactured in-house or by our subsidiaries, affiliates and strategic suppliers. We have long term purchase agreements for some critical components such as transmissions and engines. We have established contracts with some of the commodity suppliers to cover our own as also our suppliers’ requirements to moderate the effect of volatility in commodity prices. Special initiatives were also undertaken to reduce material consumption through value engineering and value analysis techniques.

As part of our strategy to become a low-cost vehicle manufacturer, we have undertaken various initiatives to reduce our fixed and variable costs. In India we started an e-sourcing initiative in 2002, pursuant to which we procure some supplies through reverse auctions. We also use external agencies as third party logistic providers. This has resulted in space and cost savings. Our initiatives to leverage Information Technology in Supply Chain activities have resulted in improved efficiency through real time information exchange and processing with our suppliers.

We have an established Supplier Quality Improvement Process - for ensuring quality of outsourced components. We also have a program for assisting vendors from whom we purchase raw materials or components to maintain quality. Each vendor is reviewed on a quarterly basis on parameters of quality, cost and delivery. Preference is given to vendors with TS 16949 certification. We also maintain a stringent quality assurance program that includes random testing of production samples, frequent re-calibration of production equipment and analysis of post-production vehicle performance and ongoing dialogue with workers to reduce production defects. Further, we have established a Strategic Sourcing Group to consolidate, strategize and monitor our supply chain activities with respect to major items of purchase as well as major inputs on new technology and services. The Strategic Sourcing Group is responsible for recommending, for the approval by the Management Committee, the long-term strategy, purchase decision, negotiations and relationship with vendors with regard to these items. In addition, the Strategic Sourcing Group is also responsible for formulating and overseeing our purchasing policies and norms, evolving guidelines for vendor quality improvement, vendor rating and performance monitoring and undertaking company-wide initiatives such as e-sourcing and supply chain management/policies with respect to vehicle spare parts.

We are also exploring opportunities for increasing the global sourcing of parts and components from low cost countries, and have in place a vendor management program that includes vendor base rationalization, vendor quality improvement and vendor satisfaction surveys. We initiated steps to include our supply chain in our initiatives on social accountability, environment management activities including supply chain carbon footprint measurement, knowledge sharing on various environmental aspects etc.

The principal materials and components required by us for use in our Jaguar and Land Rover vehicles are steel and aluminium sheet (for in-house stamping) or externally pre-stamped form, aluminium castings and extrusions, iron/steel castings and forgings, and items such as alloy wheels, tires, fuel injection systems, batteries, electrical wiring systems, electronic information systems and displays, leather trimmed interior systems such as seats, cockpits, doors, plastic finishers and plastic functional parts, glass and consumables (paints, oils, thinner, welding consumables, chemicals, adhesives and sealants) and fuels. We also require certain highly functional components such as axles, engines and gear boxes for our vehicles, which are mainly manufactured by renowned suppliers. We have long term purchase agreements for critical components with some key suppliers. The components and raw materials in our cars include steel, aluminium, copper, platinum and other commodities. We have established contracts with certain commodity suppliers to cover our own and our suppliers’ requirements to mitigate the effect of volatility in commodity prices. Special initiatives were also undertaken to reduce material consumption through value engineering and value analysis techniques.

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

Our associate company Tata AutoComp Systems Ltd., or TACO, manufactures auto components and encourages the entry of internationally acclaimed auto component manufacturers into India by setting up joint ventures with them. Some of these joint ventures include: Tata Johnson Controls Limited for seats, Tata Yazaki AutoComp Ltd for wiring harnesses and Tata Toyo Radiators Ltd for radiator assemblies. These joint ventures supply components for our products in India.

Our other suppliers include some of the large Indian automotive supplier groups having multiple product offerings, such as Anand Group, Sona Group, TVS Group etc, as also some large multinational suppliers, such as Bosch, Continental, Delphi, Denso etc. Also for our Jaguar Land Rover business, we continue to work with our suppliers to optimize procurements and enhance our supplier base, including sourcing certain of our raw material and component requirements from low cost countries. Additionally co- development of few aggregates is also being evaluated which will lead to development of low cost supplier base for JLR.

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

We have established processes to encourage improvements via knowledge sharing among our vendor base through an initiative called Vendor Council consisting of our senior executives and representatives of major suppliers. The Vendor Council also helps in addressing common concerns through joint deliberations. Vendor council works on four critical aspects of engagement between us and the suppliers (i.e., quality, efficiency, relationship and new technology development).

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

Based on learning from the latest global financial crisis and the cascading effect on the financial health of the suppliers, we have commenced efforts to assess supplier financial risk.

Suppliers are appraised based on or long term requirement through number of platforms such as vendor council meetings, council regional chapter meetings, national vendor meet, location specific vendor meet etc.

Capital and Product Development Expenditures

Our capital expenditure totaled Rs. 147,164 million, Rs. 90,719 million and Rs. 96,980 million during Fiscal 2012, 2011 and 2010 respectively. Our capital expenditure during the past Fiscal years related mostly to new product development and capacity expansion for new and existing products to meet the market demand and investments towards improving quality, reliability and productivity that are aimed at operational efficiency.

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

Other Operations

In addition to our automotive operations, we are also involved in other business activities, including information technology services. Net revenues, before inter-segment elimination, from these activities totaled to Rs.18,905 million, Rs. 14,916 million and Rs. 33,483 million in Fiscal 2012, 2011 and 2010, respectively, representing nearly 1.1%, 1.2% and 3.6% of our total revenues before inter-segment elimination in Fiscal 2012, Fiscal 2011 and Fiscal 2010, respectively. On March 30, 2010, we sold controlling equity interest in our construction equipment subsidiary, Telco Construction Equipment Co. Ltd (Telcon), which resulted in a 55.5% decrease in revenues from our other operations in Fiscal 2011.

Information Technology Services:

As of March 31, 2012, we owned a 72.41% equity interest in our subsidiary, Tata Technologies Limited, or TTL, TTL, founded in 1994 and a part of Tata group, is a global leader in Engineering Services Outsourcing, or ESO, and Product Development IT services solutions for Product Lifecycle Management, or PLM, and Enterprise Resource Management, or ERM, to the world’s leading automotive, aerospace and consumer durables manufacturers and their suppliers. The company’s services include product design, analysis and production engineering, Knowledge based engineering, PLM, Enterprise Resource Planning and Customer Relationship Management systems (CRM). The company also distributes, implements and supports PLM products from leading solution providers in the world such as Dassault Systems and Autodesk.

TTL has its international headquarters in Singapore, with regional headquarters in the United States (Novi, Michigan), India (Pune) and the UK (Coventry). TTL has a combined global workforce of around 5,000 professionals serving clients worldwide from facilities in North America, Europe and the Asia-Pacific region. TTL responds to customers’ needs through its subsidiary companies and through its three offshore development centers. TTL had eight functional subsidiary companies and one joint venture as of March 31, 2012.

The consolidated revenues of TTL for Fiscal 2012 were Rs.16,291 million (including sales to Tata Motors group) reflecting a growth of 30.4% against Rs.12,493 million in the previous with traction in the automotive and aerospace markets. TTL recorded profit after tax of Rs.2,107 million in Fiscal 2012, reflecting growth of 56.9% over Rs. 1,343 million in Fiscal 2011 resulting from higher offshore revenues and cost reduction measures implemented by TTL.

Government Regulation

Indian Automotive Sector

Automotive Mission Plan, 2006-2016

The automotive mission plan (“Plan 2006”) laid down by the Ministry of Heavy Industries and Public Enterprises of the Government of India in December 2006, consists of recommendations to the task force of the Development Council on Automobile and Allied Industries constituted by the Government of India, in relation to the preparation of the mission plan for the Indian automotive industry. Plan 2006 recommends that a negative list of items, such as no duty concession for import of used or re-manufactured vehicles, or treatment of remanufactured automotive products as old products, should be negotiated for free trade agreements or regional trade agreements, on a case-by-case basis with other countries. It recommends the adoption of appropriate tariff policy to attract more investment into the automobile industry, the improvement of power infrastructure to facilitate faster growth of automotive sector both domestically and internationally, policy initiatives such as encouragement of collaboration of the automotive industry with research and academic institutions, tax concessions and incentives to enhance competitiveness in manufacturing and promotion of research and technology development. For the promotion of exports in the automotive components sector, among other things, it recommends creation of special automotive component parks in special economic zones and creation of virtual special economic zones, which would enjoy certain exemptions on sales tax, excise and customs duty. Strengthening the inspection and certification system by encouraging public-private partnership and rationalization of the motor vehicles regulations, are also among the major recommendations of the plan.

A committee set up under the chairmanship of the Secretary, Heavy Industries and Public Enterprises consisting of all stake holders including representatives of the Ministry of Finance, representatives of interested parties relating to road transport, environment, commerce, industrial policy and promotion, labor, shipping, railways, human resource development, science and technology, new and renewable energy, petroleum and natural gas and representatives of automotive industry, will monitor the implementation and progress of the Plan 2006.

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

Central Motors Vehicles Rules, 1989

Chapter V of the Central Motor Vehicle Rules, 1989, or the CMV rules, lays down provisions relating to construction and maintenance of motor vehicles. Among specifications pertaining to dimensions, gears, indicators, reflectors, lights, horns, safety belts and others. The CMV rules govern emission standards for vehicles operating on compressed natural gas or CNG, petrol, liquefied petroleum gas and diesel.

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

The Essential Commodities Act, 1955

The Essential Commodities Act, 1955, as amended by the Essential Commodities (Amendment and Validation) Act, 2009, or the Essential Commodities Act, authorizes the central government, if it finds it necessary or expedient to do so, to provide for regulating or prohibiting the production, supply, distribution, trade and commerce in the specified commodities under the Essential Commodities Act, in order to maintain or increase supplies of any essential commodity or to secure their equitable distribution and availability at fair prices, or to secure any essential commodity for the defense of India or the efficient conduct of military operations. The definition of “essential commodity” under the Essential Commodities Act includes “component parts and accessories of automobiles”.

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

In addition, the Ministry of Environment and Forests conducts environment impact assessments. The Ministry receives proposals for expansion, modernization and establishment of projects and the impact of such projects on the environment are assessed by the Ministry, before it grants clearances for the proposed projects.

Regulation of Imports and Exports

Quantitative restrictions on imports into India were removed with effect from April 1, 2001, pursuant to India’s World Trade Organization obligations and imports of capital goods and automotive components were placed under the open general license category.

Automobiles and automotive components can, generally, be imported into India without a license from the Government of India subject to their meeting Indian standards and regulations, as specified by designated testing agencies. Cars, UVs and SUVs in completely built up or CBU condition can be imported at 60% basic customs duty. Commercial vehicles can be imported at basic customs duty of 10% and components can be imported at basic customs duty ranging from at 10% to 7.5% (for engine component).

The FDI Policy

Automatic approval for foreign equity investments up to 100% is allowed in the automobile manufacturing sector under the FDI Policy.

Indian Taxes

See Item 10.E “— Additional Information — Taxation” for additional information relating to our taxation.

Excise Duty:

The Government of India imposes excise duty on cars and other motor vehicles and their chassis, which rates vary from time to time and across vehicle categories reflecting the policies of the Government of India. The chart below sets forth a summary of historical changes and the current rates of excise duty

Change of Tax Rate	Excise Duty (per vehicle or chassis)
	Small cars*	Cars other than small cars**	Motor vehicles for more than 13 persons	Chassis fitted with engines for vehicles of more than 13 persons	Trucks	Chassis with engines fitted for trucks	Safari, SUVs and UVs
March 2008	12%	22% or 22% + Rs. 15,000*	12%	12% + Rs. 10,000	14%	14% + Rs. 10,000	20% + Rs. 20,000
December 2008	8%	-	8%	8% + Rs. 10,000	10%	10%+ Rs. 10,000	-
March 2009	-	-	-	-	8%	8% + Rs. 10,000	-
July 2009	-	-	-	-	-	-	20% + Rs. 15,000
February 2010	10%	-	10%	10% + Rs. 10,000	10%	10% + Rs. 10,000	22% + Rs. 15,000
March 2012	12%	24% or 27%*	12%	15%	12%	15%	27%
May 2012	-	-	-	-	-	14%	-

*	Small cars - cars with length not exceeding 4,000mm and an engine capacity not exceeding 1,500cc for cars with diesel engines and not exceeding 1,200cc for cars with gasoline engines. The higher rate is applicable if engine capacity exceeds 1,500cc.
**	Cars other than small cars - motor vehicles for transport of more than 13 persons, trucks, safari, SUVs and UVs and chassis fitted with such engines.
(-)	indicates no change during the relevant year.

All vehicles / chassis are subjected to Automobile Cess assessed at 0.125%, Education Cess assessed at 2% and Secondary and Higher Education Cess assessed at 1% in addition to the excise duty indicated above. Certain vehicles are also subjected to National Calamity Contingent Duty (NCCD) assessed at 1%.

Valued Added Tax:

The Value Added Tax, or VAT, has been implemented throughout India. VAT enables set-off from sales tax paid on inputs by traders and manufacturers against the sales tax collected by them on behalf of the government, thereby eliminating the cascading effect of taxation. Two main brackets of 5% and 12.5%, along with special brackets of 0%, 1% 3%, 4%, 20% and 23% have been announced for various categories of goods and commodities sold in the country and certain states have also introduced additional VAT of 1% to 3% on specified commodities, including automobiles. In some of the states, surcharge of 10% on VAT has been introduced on automobiles. Central Sales Tax, however, continues to exist, although it is proposed to be abolished in a phased manner. Since its implementation, VAT had a positive impact on us. Prior to the implementation of VAT, major portion of sales tax paid on purchases formed part of our total cost of material. However, the implementation of VAT has resulted in savings on sales tax component, as VAT paid on inputs can generally be set off against tax paid on outputs.

In the Indian Union Budget 2008-09, the Central Sales Tax rate was reduced to 2% which remained unchanged for Fiscal 2012.

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

We have and are availing ourselves of excise duty exemptions for manufacturing facilities in the state of Uttarakhand and other incentives in certain states of India either through subsidy or loan from such states where we have manufacturing operations. While both the Government of India and other state governments of India have publicly announced that all committed incentives will be protected following the implementation of the GST. Given the limited availability of information in the public domain concerning the GST, we are unable to provide any assurance as to the effect of this or any other aspect of the tax regime following implementation of the GST.

Direct Tax Code:

The Direct Tax Code Bill 2010, or DTC, proposes to replace the existing Income Tax Act, 1961 and other direct tax laws , with a view to simplify and rationalize the tax provisions into one unified code. The DTC bill is currently proposed to come into effect from April 1, 2013 .The various proposals included in DTC bill are subject to review by Indian parliament and as such impact if any, is not quantifiable at this stage.

Insurance Coverage:

The Indian insurance industry is predominantly state-owned and insurance tariffs are regulated by the Indian Insurance Regulatory and Development Authority. We have insurance coverage which we consider reasonably sufficient to cover all normal risks associated with our operations (including business interruptions) and which we believe are in accordance with industry standards in India. We have obtained coverage for product liability for some of our vehicle models in several countries to which we export vehicles. TDCV has insurance coverage as is required and applicable to cover all normal risks in accordance with industry standards in South Korea, including product liability. We have also taken insurance coverage on directors and officers’ liability to minimize risks associated with international litigations for us and some of our subsidiaries.

Jaguar Land Rover has global insurance coverage which Jaguar Land Rover considers to be reasonably sufficient to cover normal risks associated with our operations and insurance risks (including property, business interruption, marine and product/general liability) and which we believe is in accordance with commercial industry standards.

Economic Stimulus Package and Incentives:

In January 2009, the Government of India announced an Economic Stimulus Package targeting the automotive industry. The Public Sector banks were encouraged to fund the auto sector along with providing a line of credit to NBFCs, specifically for the CVs. The States were to be provided a onetime assistance to purchase 15,000 buses for their urban transport system. There was a 4% cut in the central value added tax rate, or cenvat, on cars and trucks and a 2% cut in cenvat rate on motor vehicles for transport of more than 13 persons, including the driver. Further, in February 2009, the cenvat rate was reduced from 10% to 8% for Trucks and buses and service tax was also reduced from 12% to 10%. The Government of India has also provided for an accelerated tax depreciation of 50% for commercial vehicles purchased between January 1 and September 30, 2009. The cenvat rate was restored to 10% since April 1, 2010. It was further revised to 12% with effect from March 16, 2012.

In the UK, interest rates have been maintained at an historic low of 0.5% since March 2009, interest rates have been kept at this level in order to provide stimulus to the economy. The European Central Bank increased its base rate to 1.25% in April 2011, following no changes for just under two years, in response to the risk of accelerating inflation. Within Europe there is still concern regarding the sovereign debt issues within Greece, Ireland, Portugal, Spain and Italy. Continued high employment in the US has led to the use of fiscal stimuli, quantitative easing and lower interest rates despite positive GDP outlook, which could lead to higher inflation.

In June 2010, the Chinese government announced subsidy program of RMB3,000 for each energy-conservation passenger vehicle with an engine capacity of 1.6 liters or smaller. The Central Government also provided for a subsidy for private purchase of new energy vehicles (Hybrid Electric Vehicle up to RMB 50,000 and Battery Electric Vehicle up to RMB 60,000) along with additional subsidy from local government. Furthermore, the Development Plan in Energy-saving and New Energy Vehicle Industry, which was approved and will be the blueprint for China automotive industry development over the next ten years (2011-2020).

For emission reduction and environmental protection, China plans to adopt Fuel Consumption Stage III with stringent fuel economy requirements soon. It requires automakers to invest and speed up development of smaller and more fuel efficient vehicles for China auto market.

Environmental, Fiscal and Other Governmental regulations around the world:

Our Jaguar Land Rover business has significant operations in the US and Europe, which have stringent regulations relating to vehicular emissions. The proposed tightening of vehicle emissions regulations by the European Union will require significant costs of compliance for Jaguar Land Rover. While we are pursuing various technologies in order to meet the required standards in the various countries in which we operate, the costs of compliance with these required standards can be significant to our operations and may adversely impact our results of operations.

Greenhouse gas /CO2 / fuel economy legislation: Legislation is now in place limiting the manufacturer fleet average greenhouse gas emissions in Europe for passenger cars starting January 2012 and the US with their Federal GHG Standard running 2012-2016 model year. In addition, many other markets either have or will shortly define similar GHG emissions standards (some of these include Canada, China, Japan, Korea, Switzerland, Australia, and South Africa). In Europe implementation of Light Commercial Vehicle CO2 standards would affect the Defender and a small number of Freelander and Discovery vehicles.

In Europe, non compliance penalties are in the form of monetary fines. In the US, non compliance results in monetary fines and can result in market exclusion.

California is currently developing a new Zero Emission Vehicle regulation mandating increased penetration of electric and plug in hybrid electric vehicles from 2018 model year above and beyond the requirements of the Federal GHG Standard.

Jaguar Land Rover undertakes technology deployment plans directed to achieving these standards. These plans include the use of lightweight materials, including aluminium, which will contribute to the manufacture of lighter vehicles with improved fuel-efficiency, reducing parasitic losses through the driveline and improvements in aerodynamics. They also include the development and installation of smaller engines in our existing vehicles and other drive train efficiency improvements, including the introduction of eight-speed transmissions in some of our vehicles. We also plan to introduce smaller vehicles, commencing with the introduction of the Range Rover Evoque, the most fuel-efficient vehicle in the Land Rover line-up. The technology deployment plans include the research, development and deployment of hybrid electric vehicles initially in Europe and the United States, which require significant investment. Additionally, local excise tax initiatives are also a key consideration in ensuring our products meet customer needs for environmental footprint and cost of ownership concerns.

Non-greenhouse gas emissions legislation:

Existing EU5 regulations planned EU6 and EU7 regulations in Europe, existing US California LEV2 regulations and planned LEV3 regulations, place ever stricter limits on particulate emissions, oxides of nitrogen and hydrocarbons for passenger and light duty trucks. These regulations require ever increasing levels of technology in engine control systems on-board diagnostics and after treatment systems affecting base costs of our power trains. Additional stringency of evaporative emissions also require more advanced materials and joints solutions to eliminate fuel evaporative losses, all for much longer warranted periods (up to 150,000 miles in the US). While Europe and California lead the implementation of these emissions programmes, other nations and states follow on with adoption of these regulations 2-4 years after (e.g. EU5 Europe September 2009, China January 2012).

To comply with the current and future environmental norms, we may have to incur substantial capital expenditure and research and development expenditure, to upgrade products and manufacturing facilities, which would have an impact on our cost of production and results of operation.

Imposition of any additional taxes and levies by the Indian government designed to limit the use of automobiles could adversely affect the demand for our products and our results of operations.

Vehicle safety: Vehicles sold in Europe are subject to vehicle safety regulations established by the European Union or by individual Member States. In 2009, the European Union enacted a new regulation to establish a simplified framework for vehicle safety, repealing more than 50 existing directives and replacing them with a single regulation aimed at incorporating relevant United Nations standards. The incorporation of the United Nations standards will commence in 2012. Further new regulations on advanced safety systems, the European Commission plans to require (i) new model cars from 2011 to have electronic stability control systems; (ii) to introduce regulations relating to low-rolling resistance tires in 2013; (iii) to require tire pressure monitoring systems starting in 2012; and (iv) to require heavy vehicles to have advanced emergency braking systems and lane departure warning systems from 2013. From April 2009, the criteria for whole vehicle type approval were extended to cover all new road vehicles, to be phased in over five years depending on vehicle category. The extension clarifies the criteria applicable to small commercial vehicles.

The National Highway Traffic Safety Administration (NHTSA) issues federal motor vehicle safety standards covering a wide range of vehicle components and systems such as airbags, seatbelts, brakes, windshields, tires, steering columns, displays, lights, door locks, side impact protection and fuel systems. We are required to test new vehicles and equipment and assure their compliance with these standards before selling them in the United States. We are also required to recall vehicles found to have defects that present an unreasonable risk to safety or which do not conform to the required Federal Motor Vehicle Safety Standards, and to repair them without charge to the owner. The financial cost and impact on consumer confidence of such recalls can be significant depending on the repair required and the number of vehicles affected. We have no pending investigations relating to alleged safety defects or potential compliance issues before the NHTSA.

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

Vehicle safety regulations in Canada are similar to those in the United States. However, many other countries have vehicle regulatory requirements which differ from those in the United States. The differing requirements among various countries create complexity and increase costs such that the development of a common product that meets the country regulatory requirements of all countries is not possible. Global Technical Regulations (“GTRs”), developed under the auspices of the United Nations, continue to have an increasing impact on automotive safety activities, as indicated by EU legislation. In 2008, GTRs on electronic stability control, head restraints and pedestrian protection, were adopted by the UN “World Forum for the Harmonization of Vehicle Regulations,” and are now in different stages of national implementation. While global harmonization is fundamentally supported by the automobile industry in order to reduce complexity, national implementation, may still introduce subtle differences into the system.

Legal Proceedings

In the normal course of business, we face claims and assertions by various parties. We assess such claims and assertions and monitor the legal environment on an ongoing basis, with the assistance of external legal counsel wherever necessary. We record a liability for any claims where a potential loss is probable and capable of being estimated and disclose such matters in our financial statements, if material. For potential losses which are considered reasonably possible, but not probable, we provide disclosure in the financial statements, but do not record a liability in our financial statements unless the loss becomes probable. Should any new developments arise, such as a change in law or rulings against us, we may need to make provisions in our financial statements, which could adversely impact our reported financial condition and results of operations. Furthermore, if significant claims are determined against us and we are required to pay all or a portion of the disputed amounts, there could be a material adverse effect on our business and profitability. Certain claims that are above Rs. 200 million in value are described in Note 34 to our consolidated financial statements included in this annual report. Certain claims that are below Rs. 200 million in value pertain to indirect taxes, labour and other civil cases. There are other claims against us which pertain to motor accident claims in India (involving vehicles that were damaged in accidents while being transferred from our manufacturing plants to regional sales offices), product liability claims and consumer complaints. Some of these cases relate to replacement of parts of vehicles and/or compensation for deficiency in services provided by us or our dealers.

We believe that none of the contingencies, either individually or in the aggregate, would have a material adverse effect on our financial condition, results of operations or cash flows.

C. Organizational Structure.

I. Tata Sons- Promoter and its Promoted Entities

Tata Sons holds equity interests in a range of businesses. The various companies promoted by Tata Sons, including us, are based substantially in India and had combined revenues of approximately US$100 billion for Fiscal 2012. The operations of Tata Sons promoted entities are highly diversified and can be categorized under seven business sectors, namely, engineering, materials, energy, chemicals, consumer products, services, communications and information systems. These companies do not constitute a ‘group’ under Indian Law.

Tata Sons promoted entities have its origins in the trading business founded by Mr. Jamsetji Tata in 1874, that was developed and expanded in furtherance of his ideals by his two sons, Sir Dorabji Tata and Sir Ratan Tata, following their father’s death in 1904. The family interests subsequently vested largely in the Sir Ratan Tata Trust, the Sir Dorabji Tata Trust and other related trusts. These trusts were established for philanthropic and charitable purposes and together own a substantial majority of the shares of Tata Sons Limited.

By 1970, the operations of Tata Sons promoted entities had expanded to encompass a number of major industrial and commercial enterprises including Indian Hotels Company Limited (1902), Tata Steel Limited (Tata Steel) (1907), which became the sixth largest steel maker in the world after it acquired Corus, Tata Power Company Limited (1910), Tata Chemicals Limited (1939), which is the world’s second largest manufacturer of soda ash, and Tata Motors Limited (1945), which is among the top five medium and heavy commercial vehicle manufacturers in the world and which acquired Jaguar Land Rover in 2008. Tata Motors made India’s first indigenously developed car, the Indica, in 1998, and introduced the world’s lowest- cost car, the Tata Nano in Fiscal 2010. Other Tata entities include Voltas Limited (1954), and Tata Global Beverages Ltd. (1962), which is the second largest branded tea company in the world, through its UK-based subsidiary Tetley.

Tata Sons also promoted India’s first airline, Tata Airlines, which later became Air India (India’s national carrier), as well as India’s largest general insurance company, New India Assurance Company Limited, both of which were subsequently taken over by the Government as part of the Government’s nationalization program. Tata Consultancy Services Limited (TCS) is Asia’s leading software services provider and the first Indian software firm to exceed sales of US$4 billion. TCS has delivery centres in the US, UK, Hungary, Brazil, Uruguay and China, as well as India. In 1999, Tata Sons also invested in several telephone and telecommunication ventures, including acquiring a portion of the Indian Government’s equity stake in the state owned Tata Communications Limited which is one of the world’s largest wholesale voice carriers. Tata companies are building multinational businesses that will achieve growth through excellence and innovation, while balancing the interests of shareholders, employees and society.

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

Each of the Tata Sons promoted consenting entities pays a subscription fee to participate in and gain from the Tata brand identity. We believe that we benefit from the association with the Tata brand identity and accordingly, Tata Motors Limited and certain of our subsidiaries have agreed to pay an annual subscription fee to Tata Sons Limited which is equal to 0.15%-0.25% of annual net income (defined as net revenues exclusive of excise duties and other governmental taxes and non-operating income), subject to a ceiling of 5% of annual profit before tax (defined as profit after interest and depreciation but before income tax). In the past, Tata Sons also has lowered the subscription fee, considering its requirement of outlay for activities related to brand promotion and protection. For the Fiscal years ended March 31, 2011 and 2012, Tata Motors on a standalone basis paid an amount less than 0.25% of its annual net income as per Indian GAAP. Pursuant to our licensing agreement with Tata Sons Limited, we have also undertaken certain obligations for the promotion and protection of the new Tata brand identity licensed to us under the agreement. The agreement can be terminated by written agreement between the parties, by Tata Sons Limited upon our breach of the agreement and our failure to remedy the same, or by Tata Sons Limited upon providing six months notice for reasons to be recorded in writing. The agreement can also be terminated by Tata Sons Limited upon the occurrence of certain specified events, including liquidation.

The Tata Sons promoted entities have sought to continue to follow the ideals, values and principles of ethics, integrity and fair business practices originally established by the founder of Tata Sons, Mr. Jamsetji Tata, and his successors. To further protect and enhance the Tata brand equity, these values and principles have been articulated in the Tata code of conduct, which has been adopted by most of the Tata Companies that have access to the larger resources and services of the Tata Sons promoted entities. The Tata Sons promoted entities have also made significant contributions towards national causes through promotion of public institutions in the field of science, such as the Indian Institute of Science and the Tata Institute of Fundamental Research and in the field of social services through the Tata Institute of Social Sciences, the Tata Memorial Hospital and the National Center of the Performing Arts. Tata trusts are among the largest charitable foundations in India.

A large number of the Tata Sons promoted entities hold shares in one another and some of our directors hold directorships on the boards of Tata Sons and/or Tata Sons promoted entities. However, there are no voting agreements, material supply or purchase agreements or any other relationships or agreements that have the effect of tying us together with other Tata Sons promoted entities at management, financial or operational levels. With the exception of Tata Steel Limited, which under our Articles of Association has the right to appoint one director to the Board, Tata Sons Limited and its subsidiaries do not have any special contractual or other power to appoint our directors or management beyond the voting power of their shareholdings in us. Except as set forth in the tables below under the heading “Subsidiaries and Affiliates” and except for approximately a 15.38% equity interest in Tata Services Ltd, a 9.55% equity interest in Tata Industries Limited and a 6.67% equity interest in Tata Projects Ltd, our shareholdings in other the Tata Sons promoted entities are generally insignificant as a percentage of their respective outstanding shares or in terms of the amount of our investment or the market value of our shares of those companies.

II Tata Motors Group:

Subsidiaries and Affiliates

The subsidiaries and equity method affiliates of Tata Motors Limited that together with Tata Motors Limited form the Tata Motors Group under Indian Law as of March 31, 2012 are set forth in the chart below:-

1.	The holdings in these subsidiaries range from 72.41% to 72.61%.
2.	The subsidiaries are based in many countries abroad.
3.	The subsidiary is based in Morocco.
4.	The holding in its subsidiary is 71.69%.
5.	The subsidiary is based in Norway.
6.	The holding in its subsidiary is 78.39%.
7.	The holdings in these affiliates range from 7.90% to 31.61%.
8.	Is an affiliate of Tata Technologies Ltd.
9.	The holdings in these affiliates range from 17.76% to 40%.
10.	HV Transmission Ltd merged with HV Axles Ltd with effect from August 29, 2011. The name, ‘HV Axles Ltd.’ was changed to ‘TML Drivelines Ltd. with effect from October 20, 2011 and it became a wholly owned subsidiary of the Company with effect from December 29, 2011.

D. Property, Plants and Equipment.

Facilities:

We operate six principal automotive manufacturing facilities in India. The first facility was established in 1945 at Jamshedpur in the State of Jharkhand in eastern India. We commenced construction of the second facility in 1966 (with production commencing in 1976) at Pune, in the State of Maharashtra in western India, the third facility in 1985 (with production commencing in 1992) at Lucknow, in the State of Uttar Pradesh in northern India, the fourth at Pantnagar in the State of Uttarakhand, India, which commenced operations in Fiscal 2008, the fifth at Sanand in Gujarat in western India for manufacturing of the Nano, which commenced operations in June, 2010, and the sixth plant for manufacturing Tata Marcopolo buses under our joint venture with Marcopolo and LCV’s at Dharwad in Karnataka (which buses are also produced at Lucknow). The Jamshedpur, Pune and Lucknow manufacturing facilities have been accredited with ISO/TS 16949:2000(E) certification.

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

Tata Motors (Thailand) Limited is our joint venture with Thonburi Automotive Assembly Plant Co. Ltd, for the manufacture and assembly of pickup trucks. The manufacturing facility is located in Samutprakarn province, Thailand.

Our 100% stake in Tata Hispano Motors Carrocera S.A. provides us with an access to two manufacturing units, one in Spain and another one in Morocco.

Following our acquisition of Jaguar Land Rover, we currently operate three principal automotive manufacturing facilities in the United Kingdom at Solihull, Castle Bromwich, and Halewood and have two product development facilities in the United Kingdom at Gaydon and Whitley. Most of these facilities are owned freehold or held through long-term leaseholds, generally with nominal rents.

Tata Motors European Technical Centre Plc, UK, along with its Norwegian subsidiary, is specialized in the development and manufacture of electric cars and lithium-ion batteries.

Tata Motors (SA) Proprietary Limited, or TMSA, our joint venture with Tata Africa Holdings (SA) (Pty.) Limited, for the manufacture and assembly operations of our LCVs and M&HCVs in South Africa, has its manufacturing facility located in Rosslyn South Africa.

Description of environmental issues that may affect the Company’s utilization of facilities:

Tata Motors Limited:

Automobile industry around the world is concerned about climate change as they are exposed to various regulations for controlling the emissions contributing to climate change. We are also exposed to such regulatory risks related to climate change.

The design and development of fuel efficient vehicles and vehicle running on alternative renewable energy have become a priority as a result of fossil fuel scarcity escalating price and growing awareness about energy efficiency among customers.

We have adopted the Tata Group Climate Change Policy which addresses key climate change issues related to products, processes and services. We are committed to reduction of greenhouse gases emissions throughout the lifecycle of our products and development of fuel efficient and low Green House Gas (“GHG”) emitting vehicles, as an integral part of our product development and manufacturing strategy.

Considering the climate change risk, we are actively involved in partnerships with technology providers to embrace the best energy efficient technologies not only for products but also for processes and are also participating actively in the various National Committees in India, which are working on formulating policies and regulations for improvement of environment, including GHG reduction.

India, as a party to the United Nations Framework Convention on Climate Change, 1992 and its Kyoto Protocol, 1997, has been committed to addressing the global problem on the basis of the principle of “common but differentiated responsibilities and respective capabilities” of the member parties. At present, there are no legally binding targets for GHG reductions for India as it is a developing country. There are however opportunities for minimizing energy consumption through elimination of energy losses during manufacturing, thereby reducing manufacturing costs and increasing productivity.

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

Further, we are using latest available low GWP refrigerants like R134A, in products for minimizing contribution of GHG emissions. We also ensure that no refrigerant is released to atmosphere during any service, repair and maintenance. The refrigerant charge on the vehicle is first recovered before the system is serviced and recharged. In addition, we are voluntarily disclosing passenger vehicles fuel efficiency information in India in accordance with the decision by the Society of Indian Automobile Manufacturers (SIAM). We are also continually in the process of developing products that meet the current and future emission norms in India and other countries. For example we have products which meet the BS III and BS IV norms in India and are also working on products that will meet the impending Euro V norms in international markets.

We also strive to increase the proportion of energy sourced from renewables. We have incorporated environmentally sound practices as one of our prime objectives – in our processes, products and services, and all manufacturing facilities at Pune, Jamshedpur, Lucknow and Pantnagar in India, have an Environmental Management System (EMS), in place and have achieved ISO-14001 certification. We have been implementing various Environment Management Programmes (EMPs) on energy conservation such as reduction in electricity and fuel consumption and thereby reducing greenhouse gases emissions. We are actively working towards a shift to gas fuels to meet process heat requirements.

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

We have a good health and safety record. We maintain our plants and facilities with a view to meeting these regulatory requirements and have also put in place a compliance reporting and monitoring process which is intended to help us to mitigate risk.

Production Capacity:

The following table shows our production capacity as of March 31, 2012 and production levels by plant and product type in Fiscal 2012 and 2011:

	Fiscal Year ended March 31,
	Production Capacity	Production (Units)
		2012	2011
Tata Motors Plants in India*
Medium and Heavy Commercial Vehicles, Light Commercial Vehicles, Utility Vehicles, Passenger Cars,	1,623,000	877,809	758,435
Jaguar Land Rover**
Utility Vehicles, Passenger Cars	514,000	320,882	246,958
Other Subsidiary companies plants (excluding JLR)***
Medium & Heavy Commercial Vehicles, Buses & bus body and Pick-up trucks	56,712	27,843	25,060

*	These are estimated production capacity on a double shift basis for all plants (except Uttarakhand plant for which capacity is on three shift basis) for manufacture of vehicles and replacement parts.
**	Production capacity is on three shift basis.
***	The plants are located in Korea, Spain, Morocco, South Africa and Thailand. Production capacity of plants at Spain and Morocco are on single shift basis

Properties:

We produce vehicles and related components and carry out other businesses through various manufacturing facilities. In addition to our manufacturing facilities, our properties include sales offices and other sales facilities in major cities, repair service facilities and research and development facilities.

The following table sets forth information, with respect to our principal facilities, a substantial portion of which are owned by us as of March 31, 2012. The remaining facilities are on leased premises.

Location	Facility or Subsidiary Name	Principal Products or Functions
India
In the State of Maharashtra
Pune (Pimpri, Chinchwad, Chikhali(1), Maval)	Tata Motors Ltd.	Automotive vehicles, components & Research & Development
Pune (Chinchwad)	TAL Manufacturing Solutions Ltd.	Factory automation equipment and services
Pune (Hinjewadi)(1)	Tata Technologies Ltd.	Software consultancy and services
Mumbai	Tata Motors Ltd./Concorde Motors (India) Ltd./Tata Motors Finance Ltd.	Automobile sales & service and vehicle financing
Nagpur(1)	TAL Manufacturing Solutions Ltd.	Under construction for Hybrid Floor Beam Project for supplies to Boeing
In the State of Jharkhand
Jamshedpur	Tata Motors Ltd.	Automotive vehicles, components & R&D
Jamshedpur	TML Drivelines Ltd.	Axles and transmissions for M&HCVs
In the State of Uttar Pradesh
Lucknow(1)	Tata Motors Ltd.	Automotive vehicles/ parts & R&D
	Tata Marcopolo Motors Ltd.	Bus Bodies
In the State of Karnataka
Dharwad	Tata Motors Ltd.	Automotive vehicles & Components, Spare parts and warehousing
	Tata Marcopolo Motors Ltd.	Bus body manufacturing
Bangalore(2)	Concorde Motors (India) Ltd.	Automobile sales and service
In the State of Uttarakhand
Pantnagar(1)	Tata Motors Ltd.	Automotive vehicles & components
In the State of Gujarat
Sanand	Tata Motors Ltd.	Automotive vehicles & components
Rest of India
Hyderabad(2) & Chennai(1)	Concorde Motors (India) Ltd.	Automobile sales and service
Cochin	Concorde Motors (India) Ltd	Automobile sales and service
Various other properties in India	Tata Motors Ltd./Tata Motors Finance Ltd.	Vehicle financing business (office/ residential)
Outside India
Singapore	Tata Technologies Pte Ltd	Software consultancy and services
Republic of Korea	Tata Daewoo Commercial Vehicle Co. Ltd.	Automotive vehicles, Components and Research & Development
Thailand	Tata Motors (Thailand) Ltd.	Pick-up trucks
	Tata Technologies (Thailand) Ltd.	Software consultancy and services
United Kingdom	Tata Motors European Technical Centre	Engineering consultancy and services
	INCAT International PLC & Tata Technologies Europe Ltd.	Software consultancy and services
United Kingdom
- Solihull	Jaguar Land Rover	Automotive vehicles & components
- Castle Bromwich	Jaguar Land Rover	Automotive vehicles & components
- Halewood	Jaguar Land Rover	Automotive vehicles & components
- Gaydon	Jaguar Land Rover	Research & Product Development
- Whitley	Jaguar Land Rover	Headquarters and Research & Product Development
Spain	Tata Hispano Motors Carrocera S.A.	Bus Body Manufacturing and service
Morocco	Tata Hispano Motors Carrocerries Maghreb.	Bus Body Manufacturing and service
Norway	Miljobil Grenland AS	Engineering consultancy and services
South Africa	Tata Motors (SA) (Proprietary)	Manufacture and assembly operations of vehicles
Rest of the world	Tata Technologies Group of Companies	Software consultancy and services
	Jaguar Land Rover	National sales companies
Regional sales offices

Notes:

(1)	Land at these locations has been taken under operating lease.
(2)	Some of the facilities are under operating lease and some are owned.

Substantially all of our owned properties are subject to mortgages in favor of secured lenders and debenture trustees for the benefit of secured debenture holders. A significant portion of our property, plant and equipment except those in the UK, is pledged as collateral securing indebtedness incurred by us. We believe that there are no material environmental issues that may affect our utilization of these assets.

We have additional property interests in various locations around the world for limited manufacturing, sales offices, and dealer training and testing. The majority of these are housed within leased premises.

Capital work-in-progress as of March 31, 2012, includes buildings of Rs. 3,098.8 million on leased land located in the State of West Bengal in India for the purposes of manufacturing automobiles. As a result of the decision to relocate and construct a similar manufacturing facility at, another location, the management was in the process of evaluating several options, under all of which no adjustment to the carrying amount of the buildings was considered necessary. In June 2011, the newly elected Government of West Bengal (referred to as the “State Government”) enacted legislation to cancel the land lease agreement.

The Company challenged the legal validity of the legislation. In June 2012, the High Court of Calcutta (referred to as the “High Court”) ruled against the validity of the legislation and restored the Company’s rights under the land lease agreement. The High Court allowed the State Government to appeal in the Supreme Court of India (referred to as the “Supreme Court”), within two months from the date of the High Court’s judgment. As of the date of these financial statements, the State Government has yet to file an appeal.

The Company reasonably expects that the High Court’s judgment, based on established position of law, will be upheld by the Supreme Court in the event the State Government files an appeal.

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

Overview

In Fiscal 2012, our total revenue (net of excise duties) including finance revenues increased by 35.1% to Rs.1,664,853 million from Rs.1,232,134 million in Fiscal 2011. We recorded a net income (attributable to shareholders of the Company) of Rs.115,659 million in Fiscal 2012, representing a 57.6% or Rs. 42,257 million increase, over net income in Fiscal 2011 of Rs. 73,402 million.

Automotive operations.

Automotive operations are our most significant segment, accounting for 99.4%, 99.3 % and 97.0% of our total revenues for Fiscal 2012, 2011, and 2010, respectively. For Fiscal 2012, revenue from automotive operations before inter segment eliminations was Rs.1,654,903 million as compared to Rs.1,223,547 million for Fiscal 2011 and Rs.897,970 million for Fiscal 2010.

Our automotive operations include:

•	All activities relating to development, design, manufacture, assembly and sale of vehicles as well as related spare parts and accessories;

•	Distribution and service of vehicles; and

•	Financing of our vehicles in certain markets.

Our automotive operations are further divided into Tata and other brand vehicles including spares and financing thereof, and the Jaguar Land Rover business. For Fiscal 2012, Jaguar Land Rover contributed 63.1% of our total automotive revenue (before intra segment elimination) and the remaining 36.9% was contributed by Tata and other brand vehicles.

Tata and other brands vehicles (including spares and financing thereof)

As compared to 8.6% growth in Fiscal 2011, in Fiscal 2012 the Indian economy recorded a slower growth at an estimated 6.9%. During Fiscal 2012, inflation continued to remain at higher levels which progressively impacted the business sentiments in India. The rate of Index of Industrial Production (IIP) decelerated from 8.2% in Fiscal 2011 to 2.8% in Fiscal 2012. Our vehicle sales increased by 14.3% to 955,233 units in Fiscal 2012 from 835,469 units in Fiscal 2011, resulting in a revenue (before inter-segment elimination) increase of 16.0% to Rs.611,048 million in Fiscal 2012, compared to Rs.526,847 million in Fiscal 2011.

Our passenger vehicle sales in India increased by 10.3% to 347,323 units in Fiscal 2012 from 314,907 units in Fiscal 2011. Domestic passenger vehicle sales were impacted by rising interest rates, fuel price hikes, inflationary pressures and intense competition. However, customer preference for diesel vehicles over petrol vehicles and our focused marketing initiatives and network actions have positively influenced our sales. We sold 77,394 Nano cars in Fiscal 2012, an increase of 21.7% over 63,590 units in Fiscal 2011. We are focused on expanding the reach for the Nano through Special Nano Access Points, and ensuring availability of finance for all segments of customers through tailored finance schemes. During Fiscal 2012, we launched the Nano 2012, with several new features, including improved fuel efficiency, which aided volume traction. We continue to offer products in the entry level, mid-size sedan market through a portfolio including the old Indigo and Indigo eCS, the most fuel-efficient sedan in the country. The Vista volumes continue to grow during the year. Our sales in the mid size category suffered as competition severely intensified with multiple new launches from other industry players in this segment.

In the UV category, we sold 55,592 units in Fiscal 2012, representing an increase of 5.3% from 52,774 units in Fiscal 2011. In November 2011, the Company launched the new Sumo Gold which has been since showing healthy growth. The Tata Venture which was launched in January 2011, has continued to receive good market response.

Sale of our commercial vehicles in India increased by 18.8% to 531,228 units in Fiscal 2012 from 447,299 units in Fiscal 2011, our highest ever sales in the domestic commercial vehicle market. Launches during Fiscal 2012 included the Ace Zip, Magic Iris, Tata Divo, a super-luxury inter-city bus, and new variants in the Tata Starbus Ultra range.

In the domestic market, the M&HCV category grew by 6.5%. The light commercial vehicles category grew by 29.1% in Fiscal 2012, largely supported by the demand for small commercial vehicles. We also improved Light commercial vehicles volume performance in the pickup segment realizing sales of 324,069 units, an increase of 18.9% over 272,455 units sold in Fiscal 2011. The sales of the Tata Ace continued to increase year-on-year.

Our overall sales in international markets increased by 4.7% to 76,682 units in Fiscal 2012, as compared to 73,263 units in Fiscal 2011. Our exports of vehicles manufactured in India increased by 6.6% in Fiscal 2012 to 61,835 units from 57,982 units in Fiscal 2011, resulting from an improved macroeconomic environment in our major international markets such as the Indian sub-continent and Africa.

TDCV recorded an 8.6 % increase in its overall vehicle sales to 9,500 units in Fiscal 2012 from 8,745 units in Fiscal 2011. The company exported 2,948 units in Fiscal 2012, compared to 3,002 units in Fiscal 2011, a decline of 1.8%. TDCV’s sales have increased significantly mainly in Russia, South Africa and Philippines. However, in TDCV’s traditional market like Algeria, the heavy trucks segment continues to experience a slump, and resulted in a marginal decline in export volumes. In the South Korean market, TDCV’s performance in the M&HCV category improved by 14.1%. The stabilization of the wholly owned Sales and Distribution Company – Tata Daewoo Commercial Vehicle Sales and Distribution Co. Ltd or TDSC launched in Fiscal 2011, led to this improved performance in the domestic market.

Revenue from our vehicle financing operations increased by 9.5% to Rs.24,340 million in Fiscal 2012 as compared to Fiscal 2011.

Earnings before other income, interest and tax before inter-segment eliminations from Tata and other brand vehicles/spares and financing thereof decreased by 16.4% to Rs.40,884 million in Fiscal 2012, compared to Rs.48,916 million in Fiscal 2011. The profitability was mainly impacted by lower operating margins on account of input costs and increases in fixed marketing costs. Further, there was increase in the depreciation as a result of additions to plant / facility in recent years, and in amortization towards new products launched.

Automotive operations - Jaguar Land Rover

In Fiscal 2012, the external environment for JLR continued to improve compared to Fiscal 2011, with favourable GDP growth in key markets, particularly China and Russia, driving increased demand for premium products. JLR continued to benefit from a favourable exchange rate environment, although slightly tougher than Fiscal 2011 as the U.S. dollar weakened over the year. Jaguar Land Rover results reflect strong sales growth together with margin improvement actions and favorable foreign exchange. Wholesale volumes for Fiscal 2012 were 314,250 units compared to 243,345 units in Fiscal 2011, representing an increase of 29.1%. The financial results of the Jaguar Land Rover business show significant improvement over Fiscal 2011.

Wholesale volumes for Jaguar in Fiscal 2012 were 53,990 units, representing an increase of 1.9% as compared to 52,955 units sold in Fiscal 2011. Wholesale volumes for Land Rover in Fiscal 2012 were 260,260 units, representing an increase of 36.7% over sales of 190,390 units in Fiscal 2011.

On a retail basis, volumes for Fiscal 2012 totaled 60,022 units in the UK, while retail volumes in North America totaled 58,003 units in Fiscal 2012. Retail in China continued to be strong across all products, with retail volumes of 50,994 units in Fiscal 2012 as compared to 28,893 units. Retail in Russia totaled to 16,142 units; showed an increase of 38.1% in Fiscal 2012.

Revenues (before inter-segment eliminations) for the Jaguar Land Rover were Rs.1,044,533 million for Fiscal 2012, compared to Rs. 699,754 million for Fiscal 2011, representing a 49.3% increase over Fiscal 2011. For Fiscal 2012, the Jaguar Land Rover business reported earnings before other income, interest and tax before inter-segment eliminations of Rs.118,895 million, as compared to Rs.75,673 million for Fiscal 2011, representing an increase of 57.1% over Fiscal 2011. The increase in reported earnings is attributable to an increase in sales volumes particularly in Russia and China, improved model and market mix and improvement in operations through profitable margin growth.

Other Operations

Other operations business segment includes information technology, or IT services and machine tools and factory automation solutions. Our revenue from other operations before inter segment eliminations was Rs.18,905 million in Fiscal 2012, an increase of 26.7% from Rs. 14,916 million in Fiscal 2011. Revenues from other operations represented 1.1%, 1.2% and 3.6% of our total revenues, before inter-segment eliminations, in Fiscal 2012, 2011 and 2010, respectively. Earnings before other income, interest and tax before inter-segment eliminations, were Rs.2,443 million, Rs.1,487 million and Rs.1,265 million in Fiscal 2012, 2011 and 2010, respectively. Income from other operations for Fiscal 2010 included income from our construction equipment operations, Telco Construction Equipment Co. Ltd (Telcon).

Geographical breakdown

We have pursued a strategy to increase exports of Tata and other brand vehicles to new and existing markets. Jaguar Land Rover has significantly contributed to the increase of presence in major international markets. Improved sentiments and strong product positioning of JLR products, have enabled us to increase our presence in international markets. The performance of our subsidiary in South Korea, TDCV and successful operations of INCAT and its subsidiaries following acquisitions by TTL, facilitated a significant increase in our revenue from international markets. TDCV’s major export markets are Algeria, Russia, Vietnam, South Africa and countries in the Middle East. Following the acquisition of the Jaguar Land Rover business in Fiscal 2009, the proportion of our net sales earned from markets outside of India has increased significantly to 66.8% and 62.3% for Fiscal 2012 and Fiscal 2011, respectively.

The following table sets forth our revenue from our key geographical markets:

	Fiscal 2012		Fiscal 2011		Fiscal 2010
Revenue	Rs. in million	Percentage	Rs. in million	Percentage	Rs. in million	Percentage
India	552,513	33.2%	464,676	37.7%	380,846	41.1%
China	296,923	17.8%	116,459	9.4%	47,808	5.2%
United Kingdom	179,866	10.8%	136,906	11.1%	116,646	12.6%
United States of America	157,855	9.5%	147,428	12.0%	100,018	10.8%
Rest of Europe	190,057	11.4%	150,148	12.2%	131,358	14.2%
Rest of the World	287,640	17.3%	216,517	17.6%	149,587	16.1%

Total	1,664,853		1,232,134		926,263

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

•

Excise duty and sales tax rates. In India the excise / sales tax rate structure affects the cost of vehicles to the end user and hence impacts demand significantly. For a detailed discussion regarding tax rates applicable to us, please see Item 4.B “—Business Overview — Government Regulations — Excise Duty”.

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

Results of operations

The following table sets forth selected items from our consolidated statements of income for the periods indicated and shows these items as a percentage of total revenues:

	Percentage of Total Revenue						Percentage Change
	Fiscal 2012		Fiscal 2011		Fiscal 2010		2011 to 2012	2010 to 2011
Total Revenues	100%		100%		100%		35.1	33.0
Raw materials and Purchase of product for sale (including change in stock)	66.1		64.6		66.8		38.2	28.7
Employee Cost	7.3		7.5		9.5		32.4	4.9
Other expenses	18.6		18.9		19.5		33.2	28.6
Depreciation and Amortization	3.3		3.5		4.0		25.3	18.6
Expenditure capitalised	-5.0		-4.7		-5.0		43.9	24.7
Gain on sale of controlling equity interest in subsidiary	—		—		-3.0		—	-100.0
Other (income)/ loss (net)	-0.6		0.7		—	*	214.5	1863.2
Interest Income	-0.3		-0.3		-0.3		47.9	42.8
Interest expense (net)	2.3		3.0		4.4		3.9	-8.8
Foreign exchange (gain) / loss (net)	0.7		-0.3		-1.7		-461.0	-80.7
Impairment in equity accounted investees	0.3		—		—		100.0	—

Share of (profit) / loss of equity accounted investees	—	*	—	*	0.1		-23.4	-62.7
Net income before tax	7.3		7.1		5.7		40.0	65.3
Income tax expense	0.3		1.0		1.6		-63.2	-13.4
Net income	7.0		6.1		4.1		57.9	96.2
Net income attributable to shareholders of Tata Motors Limited	7.0		6.1		4.1		57.6	93.0
Net income attributable to non-controlling interests	—	*	—	*	—	*	125.2	-177.5

*	Less than 0.1

The following table sets forth selected data regarding our automotive operations (Tata and other brand vehicles including financing thereof and Jaguar Land Rover) for the periods indicated and the percentage change from period to period (before inter-segment eliminations).

				Percentage Change
	Fiscal 2012	Fiscal 2011	Fiscal 2010	2011 to 2012	2010 to 2011
Total Revenues (Rs.million)	1,654,903	1,223,547	897,970	35.3	36.3
Earnings before other income, interest and tax (Rs.million)	159,779	124,419	47,537	28.4	161.7
Earnings before other income, interest and tax (% to total revenue)	9.7%	10.2%	5.3%

The following table sets forth selected data regarding our other operations for the periods indicated and the percentage change from period to period. (before inter-segment eliminations).

				Percentage Change
	Fiscal 2012	Fiscal 2011	Fiscal 2010	2011 to 2012	2010 to 2011
Total Revenues (Rs.million)	18,905	14,916	33,483	26.7	-55.5
Earnings before other income, interest and tax (Rs.million)	2,443	1,487	1,265	64.3	17.5
Earnings before other income, interest and tax (% to total revenue)	12.9%	10.0%	3.8%

Fiscal 2012 Compared to Fiscal 2011

Revenues

Our total consolidated revenues (net of excise duty, where applicable) including finance revenues were Rs.1,664,853 million in Fiscal 2012, an increase of Rs.432,719 million or 35.1%, from Rs.1,232,134 million in Fiscal 2011. The growth was driven by increase in volumes across all markets and more particularly growth in volumes by 29.1% in premium car segment, supported by new products and significant performance improvement in the Chinese market.

The revenue from Tata and other brand vehicles increased by 16.0%, whereas from Jaguar Land Rover by 49.3% (the figures are before inter-segment eliminations).

Revenues from the domestic market (India) increased by 18.9% to Rs.552,513 million in Fiscal 2012 from Rs. 464,676 million in Fiscal 2011. Revenues from markets outside India increased by 44.9% to Rs. 1,112,340 million in Fiscal 2012 from Rs. 767,458 million in Fiscal 2011. The revenues from markets outside India are mainly attributable to our Jaguar Land Rover business.

The following is a discussion of our revenues for each of our business segments.

Revenues from Automotive Operations

Automotive operations constitute the largest proportion of our total revenues. Revenues from automotive operations (before inter-segment elimination) increased by Rs.431,356 million to Rs. 1,654,903 million, or 35.3% from Rs.1,223,547 million in Fiscal 2011.

This increase was primarily due to:

•	15.3% increase in vehicle unit sales in India;

•	36.7% increase in sales of vehicles of Land Rover;

•	increase in spares and after sales activity; and

•	9.5% increase in automotive financing revenues.

Revenues for the Jaguar Land Rover business increased by 49.3% to Rs.1,044,533 million. The increase is attributable to the launch of the Range Rover Evoque and an increase in sales volumes particularly in China, Russia, South Africa and Brazil.

Revenues from Other Operations

Revenues (net of excise duty, where applicable) before inter-segment eliminations, from other operations were Rs.18,905 million in Fiscal 2012, an increase of 26.7% from Rs. 14,916 million in Fiscal 2011. Revenues from other operations represent 1.1% and 1.2% of our total revenues, before inter-segment eliminations, in Fiscal 2012 and 2011, respectively.

Cost and Expenses

Raw Materials and Purchase of Products for Sale (including change in stock): Raw material costs for Fiscal 2012 were Rs.1,100,477 million compared to Rs.796,224 million in Fiscal 2011, reflecting an increase of Rs.304,253 million or 38.2% from Fiscal 2011, mainly attributable to increase in volumes. Raw material costs as a percentage of revenues (excluding finance revenues) increased to 67.1% in Fiscal 2012 as compared to 65.8% in Fiscal 2011. The increase is attributable to product mix and input cost.

Employee Cost: Our employee cost was Rs.122,130 million in Fiscal 2012, an increase of 32.4% as compared to Rs. 92,250 million in Fiscal 2011. The increase in our employee cost mainly relates to increases on account of normal yearly increments, performance based payments, impact of wage revisions and partly on increased volumes. Jaguar Land Rover increased the permanent and agency headcount to support the volume increases. However, our employee cost as a percentage of total revenues reduced to 7.3% in Fiscal 2012 from 7.5% in Fiscal 2011.

Other Expenses: Other expenses increased by 33.2% to Rs.309,381 million in Fiscal 2012 from Rs.232,342 million in Fiscal 2011. The increase mainly relates to increase in volume, size of operations and inflation. We continue to contain costs at all levels. As a percentage of total revenues these expenses represented 18.6% in Fiscal 2012, as compared to 18.9% in Fiscal 2011. The major components of expenses are as follows:

	Year ended March 31,		Increase/ (Decrease)
	2012	2011
	(Rs. in millions)
Freight and Transportation expenses	45,891	30,886	15,005
Works Operation and Other Expenses	106,821	76,801	30,020
Publicity	53,931	40,453	13,478
Allowance for trade and other receivables, and finance receivables	6,745	5,972	773
Warranty and product liability expenses	35,815	29,334	6,481

i)	The increase in freight and transportation expenses mainly relate to volumes and increases in freight rates.

ii)	Our Works Operation and Other Expenses represented 6.4% and 6.2% of total revenue for Fiscal 2012 and 2011, respectively. The increase was mainly due to external cost (mainly contract jobs) incurred to support the volumes.

iii)	The increase in publicity related expenses mainly relate to new product introduction campaigns.

iv)	The warranty expenses are accrued based on historical information on the nature, frequency and average cost of claims and management estimates.

Expenditure capitalised: These represent employee costs, stores and other manufacturing supplies and other works expenses incurred towards product development projects and also includes costs attributable to internally constructed capital items. The increase reflects expenditure on new products and other major product development plans.

Depreciation and Amortization: Our depreciation and amortization cost increased by 25.3% to Rs.54,435 million in Fiscal 2012, compared to Rs.43,446 million in Fiscal 2011. The increase in depreciation expenses is on account of assets addition in Fiscal 2012 and plant and equipment (mainly towards capacity and new products) installed in Fiscal 2011, the full effect of which is reflected in the current year. The increase in amortization of product development cost is consequent to commencement of commercial production of new products mainly Range Rover Evoque and new products in Indian market.

Other income (net): There was a net gain of Rs.9,407 million in Fiscal 2012, representing a swing of Rs.17,625 million, as compared to net loss of Rs. 8,218 million in Fiscal 2011.

i.	There was a gain on fair value of conversion option of Rs.2,432 million in Fiscal 2012, as compared to loss of Rs.13,850 million for Fiscal 2011. The gain have arisen due to certain options nearing maturity (July 2012) and marginal change in equity price movement as compared to significant increase in Fiscal 2011.

ii.	Miscellaneous income increased by Rs.1,728 million.

For further details refer note 31 to our consolidated financial statements.

Interest expense (net): Our interest expense (net of interest capitalized) increased by 3.9% to Rs.38,290 million in Fiscal 2012, compared to Rs.36,854 million in Fiscal 2011. As a percentage of total revenues, interest expenses represented 2.3% in Fiscal 2012 compared to 3.0% in Fiscal 2011. The increase represents increase in borrowing cost at JLR consequent to issue of GBP 1,500 million Senior Notes.

Foreign exchange (gain)/loss (net): We had a net foreign exchange loss of Rs.11,154 million in Fiscal 2012, compared to gain of Rs.3,090 million in Fiscal 2011. Due to steep depreciation of Rupee against all major currencies, we incurred exchange loss on foreign currency payments and borrowings. A portion of the exchange loss in the Fiscal 2012, reflects notional exchange loss on year end valuation of foreign currency borrowings.

Impairment of equity accounted investees: In Fiscal 2012, the Company recognized an impairment loss Rs.4,981 million in respect of its investment in an associate on account of current economic slowdown and increased competition from new entrants. The associate is engaged in the business of manufacture and sale of construction equipment. The recoverable amount of the investment is determined based on value in use.

Income Taxes: The income tax expense was Rs.4,707 million in Fiscal 2012, compared to Rs.12,787 million in Fiscal 2011.

i.	In Fiscal 2012, we recognized all previously unrecognized unused tax losses and other temporary differences pertaining to the subsidiary company in the UK in the light of the planned consolidation of the UK manufacturing business in Fiscal 2013 and business forecasts showing continued profitability. Accordingly, Rs. 11,553 million of previously unrecognized deductible temporary differences have been utilized to reduce current tax expense and previously unrecognized deferred tax benefit of Rs.17,975 million has been recognized in the income statement during the year ended March 31, 2012.

ii	There has been a reduction in overall marginal tax rates applicable to entities in Fiscal 2012 to 26.9% from 27.8% in Fiscal 2011.

iii.	We availed higher tax benefit on research and product development cost – tax effect of Rs.7,501 million for Fiscal 2012 as compared to Rs.5,584 million for Fiscal 2011.

iv.	There was reduction in amounts for items considered as inadmissible on account of interest, loss on conversion option and other expenses; net decrease in tax of Rs.5,847 million, as compared to Fiscal 2011. This is because during the year there has been a gain on conversion option compared to loss in Fiscal 2011.

v.	The above reductions were partly offset by an increase of Rs.2,366 million in tax on undistributed earnings of subsidiaries and associates.

For further details refer note 16 to our consolidated financial statements.

Non-controlling Interests in Consolidated Subsidiaries and Share of profit of equity accounted investees, net of tax: In Fiscal 2012, our share of profit of equity accounted investees reflected a loss of Rs.351 million, as compared to loss of Rs.458 million in Fiscal 2011. The increase in profit of some associates was offset due to loss incurred by an associate, engaged in construction equipment business on account of deterioration in the market and competition in India. In Fiscal 2012, share of non-controlling interest reflected a gain of Rs.781 million, as compared to gain of Rs. 347 million in Fiscal 2011, primarily due to increased profitability of our subsidiaries.

Net Income

Our consolidated net income for Fiscal 2012 excluding share of non-controlling interests was Rs.115,659 million, compared to Rs. 73,402 million in Fiscal 2011. Net income as a percentage of total revenues increased to 7.0% in Fiscal 2012 from 6.1% to total revenues in Fiscal 2011. This increase was the result of the following factors:

•	17.7% increase in vehicle unit sales in Fiscal 2012 compared to Fiscal 2011, resulting in a 35.1% increase in revenues driven by new products and improved product mix;

•	increase in other income, mainly due to gain on the fair value of conversion option; and

•	lower income tax expense

Fiscal 2011 Compared to Fiscal 2010

Revenues

Our total consolidated revenues (net of excise duty, where applicable) including finance revenues were Rs.1,232,134 million in Fiscal 2011, an increase of Rs.305,871 million or 33.0%, from Rs.926,263 million in Fiscal 2010. The growth was driven by an increase in total vehicle volumes of 24.1%, improved realization per vehicle, and continued growth in our vehicle financing activity, which resulted in a 36.3% increase in revenues from automotive operations.

Revenues from the domestic market (India) for Fiscal 2011 increased by 22.0 % to Rs.464,676 million in Fiscal 2011 from Rs.380,846 million in Fiscal 2010. Revenues from markets outside India increased by 40.7% to Rs.767,458 million in Fiscal 2011 from Rs.545,417 million in Fiscal 2010. The revenues from markets outside India were mainly attributable to our Jaguar Land Rover business.

The following is a discussion of our revenues for each of our business segments.

Revenues from Automotive Operations

Automotive operations constitute the largest proportion of our total revenues. Revenues from automotive operations (before inter-segment elimination) increased by Rs.325,577 million to Rs.1,223,547 million, or 36.3% from Rs.897,970 million in Fiscal 2010.

This increase was primarily due to:

•	a 21.0% increase in vehicle unit sales in India;

•	a 31.7% increase in sales of vehicles outside of India;

•	an increase in spares and after sales activity; and

•	a 2.0% increase in automotive financing revenues.

Revenue for the Jaguar Land Rover business increased by 42.4% to Rs.699,754 million. The increase is attributable to an increase in sales volumes particularly in Russia and China.

Revenues from Other Operations

Revenues (net of excise duty, where applicable) from other operations before inter-segment eliminations, were Rs.14,916 million in Fiscal 2011, a decline of 55.5% from Rs.33,483 million in Fiscal 2010. On March 30, 2010, we sold controlling interest in our construction equipment subsidiary, Telco Construction Equipment Co. Ltd (Telcon), and revenues from other operations for Fiscal 2011 do not include revenues from Telcon. Revenues from other operations represent 1.2% and 3.6% of our total revenues, before inter-segment eliminations, in Fiscal 2011 and 2010, respectively.

Cost and Expenses

Raw Materials and Purchase of Products for Sale (including change in stock): Raw material costs as a percentage of revenues (excluding finance revenues) declined to 65.8% in Fiscal 2011 as compared to 68.4% in Fiscal 2010, driven by our cost reduction initiatives, improved product mix, better price realization. Raw material costs for Fiscal 2011 were Rs.796,224 million compared to Rs.618,705 million in Fiscal 2010, reflecting an increase of Rs.177,519 million or 28.7% from Fiscal 2010. The increase is mainly attributable to an increase in vehicle volumes.

Employee Cost: Our employee cost was Rs.92,250 million in Fiscal 2011 as compared to Rs.87,945 million in Fiscal 2010 .The increase in our employee cost mainly relates to increases on account of normal yearly increases in compensation, performance payments and wage revisions and partly on account of increased volumes. However, our employee cost as a percentage of total revenues reduced to 7.5% in Fiscal 2011 from 9.5% in Fiscal 2010.

Other Expenses: Other expenses increased by 28.5% to Rs.232,342 million in Fiscal 2011 from Rs.180,808 million in Fiscal 2010. The increase mainly relates to increase in volumes. Despite inflation, we were able to contain costs through continued focus on cost reduction ..As a percentage of total revenues these expenses represented 18.9 % in Fiscal 2011 compared to 19.5% in Fiscal 2010. The major components of expenses are as follows:

	Year ended March 31,		Increase/ (Decrease)
	2011	2010
	(Rs. in millions)
Freight and Transportation expenses	30,886	25,065	5,821
Works Operation and Other Expenses	76,801	58,606	18,195
Publicity	40,453	29,354	11,099
Allowance for trade and other receivables, and finance receivables	5,972	6,510	(538)
Warranty and product liability expenses	29,334	22,524	6,810

i)	The increase in freight and transportation expenses mainly relate to volumes and increases in freight rates.

ii)	Our Works Operation and Other Expenses represented 6.2% and 6.3% of total revenue for Fiscal 2011 and 2010, respectively.

iii)	The increase in publicity related expenses mainly relates to new product introduction campaigns for the Nano, Prima and New Jaguar XJ brands.

iv)	The increase in warranty expenses is consistent with the increase in volumes.

Expenditure capitalised: These represent employee costs, store and other manufacturing supplies and other works expenses incurred mainly towards product development projects and also includes costs attributable to internally constructed capital items. The increase reflects expenditure on new products and other major product development plans.

Depreciation and Amortization: Our depreciation and amortization cost increased by 18.6% to Rs.43,446 million in Fiscal 2011, compared to Rs. 36,637 million in Fiscal 2010. The increase in depreciation was on account of additions to fixed assets towards plant and facilities for expansion and new products, mainly production facility at Sanand. The increase in amortization was attributable to commencement of commercial production of new products - mainly Aria, Prima, Nano, New XJ and impact of products introduced in earlier years.

Other income (net): The net loss was Rs.8,218 million in Fiscal 2011 as compared to net loss of Rs.419 million in Fiscal 2010. During Fiscal 2011, there was a loss on fair value of conversion option of Rs.13,850 million (Rs.11,174 million for Fiscal 2010). Furthermore, the profit from sale of investment was lower at Rs.167 million in Fiscal 2011 as compared to Rs.7,023 million in Fiscal 2010.

Interest expense (net): Our interest expense (net of interest capitalized) decreased by 8.8% to Rs.36,854 million in Fiscal 2011, compared to Rs.40,396 million in Fiscal 2010. As a percentage of total revenues, interest expenses represented 3.0% in Fiscal 2011, compared to 4.4% in Fiscal 2010. The decrease represents:

i.	Lower borrowing cost at JLR consequent to strong improvement in operations

ii.	Substitution of borrowed fund through issue of equity. In Fiscal 2011 we raised Rs. 32,498 million (net of issue expenses) by way of issue of shares through Qualified Institutional Placement (QIP).

iii.	Reduction in borrowing rates.

iv.	Borrowings pertaining to FCCN have come down due to conversion into equity shares of Rs. 28,212 million.

Foreign exchange (gain)/loss (net): We had a foreign exchange gain of Rs.3,090 million in Fiscal 2011, compared to Rs. 16,045 million in Fiscal 2010. A significant portion of the exchange gain in the Fiscal 2010 reflect (a) exchange gain on foreign currency borrowing and (b) notional exchange gain on year end valuation of foreign currency borrowings.

Income Taxes: We had an income tax expense of Rs. 12,787 million in Fiscal 2011, compared to Rs.14,772 million in Fiscal 2010.

i.	There has been a reduction in overall marginal tax rates applicable to entities in Fiscal 2011 to 27.8% from 32.6% in Fiscal 2010.

ii.	There was higher tax benefit on research and product development cost – tax effect of Rs.5,584 million for Fiscal 2011 as compared to Rs.3,869 million for Fiscal 2010.

iii.	In Fiscal 2011, unrecognized tax losses and unabsorbed depreciation of previous years utilized/credit were Rs.17,070 million.

iv.	In respect of losses for which deferred tax assets was not recognized due to uncertainty of realization is Rs.580 million in Fiscal 2011 as against Rs 2,045 million in Fiscal 2010.

v.	The above reductions were partly off-set by;

a.	gain (net) on sale of investments (including equity interest in subsidiaries), which is subject to lower tax rate or not liable to tax, was Rs.2 million in Fiscal 2011 as compared to Rs.5,285 million in Fiscal 2010.

b.	tax treatment of certain foreign currency gains/losses; increase in tax Rs.1,344 million.

c.	items considered as inadmissible on account of interest, loss on conversion option and other expenses; net increase in tax Rs.1,716 million.

d.	increase in tax on undistributed earnings of subsidiaries and associates, increase of Rs.1,489 million.

e.	effect of lower tax rate on fair valuation of retained equity interest, was Rs. nil in Fiscal 2011 against Rs.2,030 million in Fiscal 2010.

For further details refer note 16 to our consolidated financial statements.

Net Income/Loss

Our consolidated net income for Fiscal 2011 excluding our non-controlling share was Rs.73,402 million, compared to Rs. 38,029 million in Fiscal 2010. Net income as a percentage of total revenues increased to 6.1% in Fiscal 2011 from 4.1% to total revenues in Fiscal 2010. This increase was the result of the following factors:

•	a 24.1% increase in vehicle unit sales in Fiscal 2011 compared to Fiscal 2010, resulting in a 33.0% increase in revenues and better product mix;

•	a decrease in raw material cost as a proportion to our total revenues (excluding finance revenues) from 68.4% in Fiscal 2010 to 65.8% in Fiscal 2011;

•	Overall reduction in other cost through volume leverage and cost management;

•	a decrease in interest expenses; and

•	Lower income tax expense.

Recent Accounting Pronouncements

Please refer to Note 2 (w) to our Consolidated Financial Statements for adopted and yet to be adopted accounting pronouncements as of March 31, 2012.

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

Estimates and underlying assumptions are reviewed on an ongoing basis and at each balance sheet date. Revisions to accounting estimates are recognized in the period in which the estimate is revised and future periods affected.

In particular, information about significant areas of estimation uncertainty and critical judgments in applying accounting policies that have the most significant effect on the amounts recognized in the financial statements are included in the following notes:

Impairment of Goodwill

Cash generating units to which goodwill is allocated are tested for impairment annually at each balance sheet date, or more frequently when there is an indication that the unit may be impaired. If the recoverable amount of the cash generating unit is less than the carrying amount of the unit, the impairment loss is allocated first to reduce the carrying amount of any goodwill allocated to that unit and then to the other assets of the unit pro rata on the basis of carrying amount of each asset in the unit. Goodwill impairment loss recognized is not reversed in subsequent period. Please refer to Note 13 to our Consolidated Financial Statements for assumptions used for goodwill impairment.

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

If the recoverable amount of an asset (or cash-generating unit) is estimated to be less than its carrying amount, the carrying amount of the asset (or cash-generating unit) is reduced to its recoverable amount. An impairment loss is recognized immediately in the income statement.

Impairment of equity accounted investees

In Fiscal 2012, the Company has recognized an impairment loss of Rs. 4,981.0 million in respect of its investment in an associate on account of current economic slowdown and increased competition from new entrants. The associate is engaged in the business of manufacture and sale of construction equipment. The recoverable amount of the investment is determined based on value in use.

Product Warranty

Vehicle warranties are provided for a specified period of time. Our vehicle warranty obligations vary depending upon the type of the product, geographical location of its sale and other factors.

The estimated liability for vehicle warranties is recorded when products are sold. These estimates are established using historical information on the nature, frequency, and average cost of warranty claims and our estimates regarding possible future incidence based on actions on product failures.

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

In Fiscal 2012, we recognized all previously unrecognized unused tax losses and other temporary differences pertaining to the subsidiary company in the UK Rs.38,934 million in the light of the planned consolidation of the UK manufacturing business in Fiscal 2013 and business forecasts showing continuing profitability. Accordingly, Rs.11,553 million of previously unrecognized deductible temporary differences has been utilized to reduce current tax expense and previously unrecognized deferred tax benefit of Rs.17,975 million and Rs.9,406 million has been recognized in the income statement and other comprehensive income respectively, in Fiscal 2012.

Conversion options valuation

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

Property, plant and equipment

Capital work-in-progress as of March 31, 2012, includes buildings of Rs. 3,098.8 million on leased land located in the State of West Bengal in India for the purposes of manufacturing automobiles. As a result of the decision to relocate and construct a similar manufacturing facility at, another location, the management was in the process of evaluating several options, under all of which no adjustment to the carrying amount of the buildings was considered necessary. In June 2011, the newly elected Government of West Bengal (referred to as the “State Government”) enacted legislation to cancel the land lease agreement.

The Company challenged the legal validity of the legislation. In June 2012, the High Court of Calcutta (referred to as the “High Court”) ruled against the validity of the legislation and restored the Company’s rights under the land lease agreement. The High Court allowed the State Government to appeal in the Supreme Court of India (referred to as the “Supreme Court”), within two months from the date of the High Court’s judgment. As of the date of these financial statements, the State Government has yet to file an appeal.

The Company reasonably expects that the High Court’s judgment, based on established position of law, will be upheld by the Supreme Court, in the event the State Government files an appeal.

B. Liquidity and Capital Resources.

We finance our capital requirements through cash generated from operations, debt, and equity. We also raise funds through sale of investments including divestment in stakes of subsidiaries on a selective basis. As of March 31, 2012, our borrowings (including short term debt) were Rs.505,490 million compared with Rs.387,462 million as of March 31, 2011. For our loan maturity profile, see “— Liabilities and Sources of Financing”.

We believe that we have sufficient resources available to us to meet our planned capital requirements. However, our sources of funding could be adversely affected by an economic slowdown as was witnessed in Fiscal 2009 or other macroeconomic factors in India and abroad such as Europe and markets where we are present such as China, which are beyond our control. A decrease in the demand for our products and services could lead to an inability to obtain funds from external sources on acceptable terms or in a timely manner. In order to refinance our acquisition related borrowings and for supporting long term fund needs, we continued to raise funds in Fiscal 2011 and Fiscal 2012, through issue of various equity, equity linked and debt securities described below.

In October 2010, we raised funds aggregating Rs.33,510 million by an issue of 3,21,65,000 ‘A’ Ordinary Shares at a price of Rs. 764/- per share (face value of Rs.10 each) and 83,20,300 Ordinary Shares at a price of Rs.1,074/- per share (face value of Rs.10 each) to Qualified Institutional Buyers (QIBs), under a qualified institutional placement. This financing strategy enabled us to reduce risks by further de-leveraging.

During Fiscal 2011, noteholders exercised the conversion option on our convertible notes and Rs. 13,403 million aggregate principal amount of convertible notes were converted into equity. There were no conversions in Fiscal 2012.

During Fiscal 2010, we concluded the arrangement of facilities from third parties for working capital requirements at Jaguar Land Rover which was acquired in Fiscal 2009 on a cash free debt free basis.

In February 2010, Jaguar Land Rover Plc. (JLR), subsidiary of the Company obtained a loan of GBP 338 million from European Investment Bank (EIB). Proceeds from loan were used to finance development of micro and full hybrid drive trains and research into more energy efficient car bodies by JLR. The loan had been structured with guarantee support from banks. The loan was fully repaid in January 2012, prior to its due date.

In May 2011, JLR issued GBP 1,000 million equivalent Senior Notes (Notes). The Notes issued includes GBP 500 million Senior Notes due 2018 at a coupon of 8.125% per annum, US$ 410 million Senior Notes due 2018 at a coupon of 7.75% per annum and US$ 410 million Senior Notes due 2021 at a coupon of 8.125% per annum. The proceeds are / will be used to refinance existing debt and for general corporate purposes. The notes are callable at a premium for the present value of future interest rates, if called before a specified date for each series of notes and thereafter are callable at fixed premiums.

In September 2011, we raised Syndicated Foreign currency term loans of US$ 500 million in two tranches with tenors between four to seven years towards financing its general capital expenditure and investments in its overseas subsidiaries in accordance with guidelines on External Commercial Borrowings (ECB) issued by the Reserve Bank of India.

In March 2012, JLR issued GBP 500 million Senior Notes due 2020 at a coupon of 8.25% per annum. The proceeds will be used for general corporate purposes. The notes are callable at a premium for the present value of future interest rates, if called before a specified date and thereafter are callable at fixed premiums.

During Fiscal 2012, our subsidiary, Tata Motors Finance Ltd raised Rs.1,545 million by an issue of unsecured, non-convertible, debentures towards Tier 2 Capital to meet its growth strategy and improve its capital adequacy ratio.

We fund our short-term working capital requirements with cash generated from operations, overdraft facilities with banks, short and medium term borrowings from lending institutions, banks and commercial paper. The maturities of these short and medium term borrowings and debentures are generally matched to particular cash flow requirements. During April 2012, we received approvals from the Board to increase the working capital limits to Rs.140,000 million from the existing Rs.120,000 million from banks in India.

In December 2011, JLR established 3-5 year committed Revolving Credit Facility amounting to GBP 710 million from a syndicate of 13 banks. During July 2012, JLR received approvals for additional GBP 30 million limits taking the facility to GBP 740 million.

Our cash and cash equivalents and short term deposits with the banks, were Rs.157,648 million as at March 31, 2012, as compared to Rs.98,406 million as at March 31, 2011. These enable us to cater to business needs in the event of changes in market condition.

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

Our cash and liquidity is located at various locations in our subsidiaries along with balances in India. Jaguar Land Rover’s subsidiary in China is subject to foreign exchange controls and thereby has some restrictions on transferring cash to other companies of the group outside of China. Brazil, Russia, South Africa and other locations also have regulatory restrictions or disincentives and costs on pooling or transferring of cash, which affects the use of funds.

There may also be legal or economic restrictions on the ability of subsidiaries to transfer funds to the Company in the form of cash dividends, loans, or advances, however such restrictions have not had and are not estimated to have significant impact on the ability of the Company to meet its cash obligations.

Cash Flow Data

The following table sets forth selected items from our consolidated statements of cash flows for the periods indicated and shows the percentage change between periods.

	Rs. in millions			Percentage change
	2012	2011	2010	2011 to 2012	2010 to 2011
Net Cash provided by Operating Activities:	218,227	141,976	128,365	53.7%	10.6%
Net income after tax	116,440	73,749	37,581
Adjustments to net income/ (loss) after tax	116,906	109,630	64,743
Changes in Operating Assets and Liabilities	2,860	(27,510)	38,365
Income tax paid	(17,979)	(13,893)	(12,324)
Net Cash used in Investing Activities	(203,344)	(74,988)	(75,981)	171.2%	-1.3%
Purchase of Property, Plant and Equipment and Intangible Assets (Net)	(137,818)	(81,714)	(81,404)
Net Investment, short term deposit , margin money and loans given	(70,952)	2,339	(8,327)
Proceeds from sale of controlling equity interest in subsidiary, net of cash	—	—	11,145
Acquisitions	—	(119)	(426)
Dividend and Interest received	5,426	4,506	3,031
Net Cash provided by/ (used in) Financing Activities	28,983	(42,999)	(5,966)	167.4%	-620.7%
Equity issuance ( net of issue expenses)	—	32,479	17,231
Proceeds from issue of shares by a subsidiary to non-controlling shareholders (net of share issue expenses)	1,384	58	542
Dividends paid (including to non-controlling shareholders of subsidiaries)	(14,894)	(10,230)	(3,652)
Purchase of additional equity interest in a subsidiary	(3,043)	—	(137)
Interest paid	(35,922)	(33,967)	(34,842)
Net borrowings (net of debt issuance cost)	81,458	(31,339)	14,892
Net change in cash and cash equivalents	43,866	23,989	46,418	82.9%	-48.3%
Effect of foreign exchange on cash flows	11,415	3,219	(5,782)
Cash and cash equivalents, beginning of the year	90,671	63,463	22,827
Cash and cash equivalents, end of the year	145,952	90,671	63,463

See consolidated statement of cash flows on Pages F-7 to F-8 for details.

2012 compared to 2011

Net cash provided by operating activities was Rs.218,227 million in Fiscal 2012, as compared to Rs.141,976 million in Fiscal 2011. Our net income as adjusted for non-cash and other items increased to Rs.233,346 million in Fiscal 2012 from Rs. 183,379 million in Fiscal 2011. This reflects a strong growth in revenue and profitability in Fiscal 2012.

There was net reduction in operating assets and liabilities of Rs.2,860 million in Fiscal 2012 resulting cash inflow, mainly due to decrease in working capital. In Fiscal 2011 there was a cash outflow on this account of Rs.27,510 million.

•

During Fiscal 2012, net trade receivables/ finance receivables had increased by Rs. 44,607 million and inventory by Rs.29,084 million, which represented the increased levels of business. This was offset by net increase in accounts payables, acceptances, other current liabilities of Rs. 80,251 million and net outflow of Rs.3,700 million on other items.

Net cash used in investing activities was Rs.203,344 million in Fiscal 2012 as compared to Rs.74,988 million in Fiscal 2011.

•

Net cash used for purchase of Property, Plant and Equipment and of Intangible Assets was Rs.137,818 million for Fiscal 2012, against Rs.81,714 million for Fiscal 2011. Our capital expenditure relates mainly to capacity expansion, introduction of new products, product development costs for proposed / new product launches as well as on quality and reliability improvement projects.

•	In Fiscal 2012, we invested in available for sale and other investments of Rs.58,820 million, (mainly liquid mutual funds to park surplus cash) as against Rs.1,471 million in Fiscal 2011.

Net cash inflow from financing activities was Rs.28,983 million for Fiscal 2012 as compared to net cash outflow of Rs. 42,999 million for Fiscal 2011. The following are the major changes in financing during Fiscal 2012.

•

During Fiscal 2012, we raised Rs. 113,227 million by way of issue of Senior Notes of GBP1,500 million and Rs.23,615 million by way of external commercial borrowings resulted in cash inflow. We repaid part of long and short-term debt with the proceeds. We repaid long-term debt of Rs.88,879 million in Fiscal 2012.

•	During Fiscal 2011, we raised Rs. 32,479 million by way of issue of shares through QIP issue (net of issue expenses) resulted in cash inflow.

•	Net repayment of short term borrowings was Rs.16,780 million in Fiscal 2012 as compared to Rs. 25,925 million in Fiscal 2011.

•	We paid interest of Rs.35,922 million. (Rs.33,967 million in Fiscal 2011).

•	We paid dividend of Rs.14,649 million. (Rs.10,042 million in Fiscal 2011).

2011 compared to 2010

Net cash provided by operating activities was Rs. 141,976 million and Rs. 128,365 million in Fiscal 2011 and 2010, respectively. Our net income as adjusted for non-cash and other items increased to Rs. 183,379 million in Fiscal 2011 from Rs. 102,324 million in Fiscal 2010. This reflects a strong growth in revenue and profitability in Fiscal 2011.

There was net change in operating assets and liabilities of Rs.27,510 million in Fiscal 2011 resulting cash outflow, mainly due to increase in working capital consequent to improved volumes. In Fiscal 2010 there was a cash inflow on this account of Rs.38,365 million.

•	There was increase in inventory of Rs.27,570 million, which relates to volume growth in Fiscal 2011 (Rs.15,855 million increase in Fiscal 2010).

•

During Fiscal 2010, net trade receivables/ finance receivables had increased by Rs.18,699 million which was offset by net increase in accounts payables, acceptances and other current assets of Rs.60,561 million.

Net cash used in investing activities was Rs.74,988 million in Fiscal 2011 as compared to Rs.75,981 million in Fiscal 2010.

•

Net cash used for purchase of Property, Plant and Equipment and Intangible Assets was Rs.81,714 million for Fiscal 2011 against Rs.81,404 million for Fiscal 2010. Our capital expenditure relates mostly to capacity expansion, introduction of new products, product development costs for proposed / new product launches as well as on quality and reliability improvement projects.

•

In Fiscal 2010, Rs.11,145 million were realized from the sale of 20% of the shares in our subsidiary (Telcon) and we sold available for sale investments, which released Rs.10,057 million (this mainly represent sale of our shares in Tata Steel).

•	In Fiscal 2011, we made purchase of available for sale and other investments of Rs.1,471 million as against Rs.9,896 million in Fiscal 2010.

Net cash outflow from financing activities was Rs. 42,999 million and Rs. 5,966 million for Fiscal 2011 and Fiscal 2010 respectively. The following are the major changes in financing during Fiscal 2011.

•	We raised Rs.32,479 million by way of issue of shares through QIP issue (net of issue expenses) resulted in cash inflow. During Fiscal 2010 we had raised equity of Rs.17,231 million through GDS issue.

•

Net repayment of short term borrowings was Rs.25,925 million in Fiscal 2011 as compared to net Rs.45,527 million in Fiscal 2010. Net repayment of long term borrowing was Rs. 5,414 million in Fiscal 2011 as compared to Rs.60,418 million in Fiscal 2010. We have lowered our debt through substitution by equity and deployment of cash generated in operations.

•	We paid interest of Rs.33,967 million. (Rs.34,842 million in Fiscal 2010).

•	We paid dividend of Rs.10,042 million. (Rs.3,638 million in Fiscal 2010).

Balance Sheet Data

Total assets were Rs.1,429,213 million and Rs.1,031,527 million as of March 31, 2012 and 2011, respectively. The increase in assets and liabilities as at March 31, 2012, was partly attributable to foreign currency translation into Indian rupees. The 38.6% increase of Rs.397,686 million represents the following:

Our total current assets have increased by Rs.215,409 million, representing a 49.2% increase as of March 31, 2012, as compared to March 31, 2011.

Cash and cash equivalents were Rs.145,952 million as of March 31, 2012, compared to Rs.90,671 million as of March 31, 2011. We hold cash and cash equivalent principally in Indian Rupees, GBP, and Chinese Renminbi. It includes Rs.36,974 million as of March 31, 2012 (as compared to Rs.15,766 million as of March 31, 2011) held by a subsidiary that operates in a country where exchange control restrictions prevent the balances being available for general use by Tata Motors Limited and other subsidiaries. These are allowed to be utilized for manufacturing and sales activity in that country and for making dividend payment. As of March 31, 2012, we had short term deposits of Rs.11,695 million. As of March 31, 2011, we had a short term deposits of Rs.7,735 million, being amount deposits pending utilization out of proceeds of equity funding through our qualified institutional placement equity issuance.

As of March 31, 2012, we had Finance receivables including non-current portion (net of allowances for credit losses) of Rs.171,241 million as compared to Rs.146,328 million as of March 31, 2011. For further detail see “— Finance Receivables”.

Trade Receivables (net of allowance for doubtful receivables) were Rs.87,655 million as of March 31, 2012, representing an increase of Rs.19,966 million over March 31, 2011. The allowances for trade receivables were Rs.3,225 million as of March 31, 2012 against Rs. 2,322 million as of March 31, 2011. The increase in allowances mainly related to supplies to government owned transport companies. On an overall basis, the collection period has marginally increased. We have a robust process for monitoring the collection and credit management.

As of March 31, 2012, inventories stood at Rs.180,834 million compared to Rs.139,548 million as of March 31, 2011. The increase in finished goods inventory was Rs.30,752 million. In terms of number of days to sales, finished goods represented 30 inventory days in Fiscal 2012 sales as compared to 31 inventory days in Fiscal 2011. The increase in finished goods relates to the increase in volumes.

Our investments (short and long term investments) have increased to Rs.82,569 million as of March 31, 2012 from Rs.18,885 million as of March 31, 2011, representing an increase of Rs.63,684 million. As at March 31, 2012, Jaguar Land Rover parked surplus cash of Rs.71,334 million in mutual funds (liquid funds) and Rs.4,022 million represent investment in mutual funds by other subsidiaries. The fair value of non current investment in quoted shares reduced from Rs.3,645 million as at March 31, 2011 to Rs. 2,885 million as at March 31, 2012, mainly due to negative movement in share prices. The investment in unquoted shares was Rs.3,866 million as at March 31, 2012, as compared to Rs.3,514 million as at March 31, 2011.

Our other current assets increased to Rs.57,550 million as March 31, 2012 from Rs.40,379 million as of March 31, 2011. The increase is attributable to an increase in VAT / other taxes recoverable, statutory deposits and other dues from government and advances to suppliers / contractors.

Our other financial assets including non-current financial assets increased to Rs. 38,391 million as of March 31, 2012 from Rs. 26,231 million as of March 31, 2011. These mainly include restricted bank deposits derivative financial instruments and margin money in respect of securitized finance receivables. Margin money with banks is restricted cash deposits and consists of collateral provided for transfer of finance receivables. The margin money held as security for securitization of finance receivables has come down from Rs.7,591 million as at March 31, 2011 to Rs.2,589 million as at March 31, 2012, consequent to reduction in securitization and collection of receivables. The derivative financial instruments have increased by Rs.2,199 million. The restricted deposits of Rs.10,709 million as at March 31, 2012, (Rs. Nil as at March 31, 2011), were held as security in relation to bank loans. Further, there are restricted cash deposits held as security in relation to vehicles ultimately sold on lease, held till maturity of lease of Rs.6,577 million as at March 31, 2012 (Rs.4,677 million as at March 31, 2011).

The current income tax assets (both current and non-current) were Rs.9,437 million as of March 31, 2012 as compared to Rs. 9,139 million as of March 31, 2011.

The property, plant and equipment (net of depreciation) of Rs.282,716 million as at March 31, 2012, increased by Rs.50,237 million during Fiscal 2012. The increase mainly relates to establishment of product facility at Halewood for Evoque, facility for LCV at Dharwad in India, tooling’s / dies and other additions towards capacity and modernization projects.

The intangible assets of Rs.282,347 million as at March 31, 2012, which mainly include product development projects and brands and other intangible assets, increased by Rs.82,695 million during Fiscal 2012. The increase mainly represented by capitalized cost of new products. As at March 31, 2012, there were product development project in process amounting to Rs.126,546 million.

The deferred tax asset was Rs.41,170 million as at March 31, 2012, an increase of Rs.30,530 million, mainly on account of recognition of deferred tax credit by Jaguar Land Rover (Refer Note 16 to Consolidated Financial Statements).

Accounts payable and Acceptances were Rs.375,346 million as of March 31, 2012, as compared to Rs.278,513 million as of March 31, 2011. The increase reflects the volume growth in Fiscal 2012.

Other financial liabilities (current and non current) mainly include liability towards vehicles sold under repurchase arrangement, derivative instruments, deferred payment liabilities, interest accrued but not due on loans, lease liabilities etc. These were Rs.37,404 million as at March 31, 2012, increase of Rs.19,272 million. The liabilities include (i) derivative instruments of Rs.11,775 million and (ii) Rs.5,070 million in respect of interest accrued and not due (mainly senior notes).

The provisions (current and non-current) as of March 2012 and 2011 were Rs.66,354 million and Rs.50,690 million, respectively, representing an increase of Rs.15,664 million. The provision for warranty increased by Rs.12,818 million mainly on account of volume growth.

Other liabilities (non-current) have increased to Rs.27,962 million as of March 31, 2012, as compared to Rs.21,685 million as of March 31, 2011. It includes Rs.27,445 million towards employee benefit obligation, after considering the funding made by us. These mainly pertain to Jaguar Land Rover pension plan.

Total shareholders’ equity was Rs.331,344 million and Rs. 211,259 million as of March 31, 2012 and 2011, respectively.

Our reserves increased from Rs.45,136 million as of March 31, 2011 to Rs.146,808 million as of March 31, 2012, mainly due to net income of Rs.115,659 million for Fiscal 2012. We paid dividend of Rs.14,671 million in Fiscal 2012.

Our other components of equity represented a gain of Rs.1,311 million as of March 31, 2012 against a loss of Rs. 18,098 million as of March 31, 2011. We have accounted for actuarial gains/loss (net) credit of Rs.667 million (after considering the tax credit of Rs.12,193 million in respect of pension obligations of certain subsidiary companies). During the year, the currency translation differences represented a credit of Rs.23,500 million and there was a loss of Rs.3,224 million on cash flow hedges, recorded in comprehensive income.

Our total debt stood at Rs.505,490 million as of March 31, 2012 as compared to Rs.387,462 million as of March 31, 2011. Short term debt including the current portion of long-term debt was Rs.218,342 million as of March 31, 2012 as compared to Rs.185,991 million as of March 31, 2011.

Our long-term debt, excluding the current portion, increased by Rs.85,677 million to Rs.287,148 million as of March 31, 2012 (Rs.201,471 million as of March 31, 2011). Long term debt including the current portion increased by Rs.138,992 million to Rs. 394,310 million. During Fiscal 2012, Jaguar land Rover issued GBP 1,500 million (Rs.121,018 million) equivalent Senior Notes. We raised US$ 500 million (Rs.25,441 million) by way of external commercial borrowings at floating rate of interest payable from Fiscal 2016 till Fiscal 2019. There was a net reduction in collateralized debt obligation by Rs.32,708 million as of March 31, 2012, mainly due to collection of securitized finance receivables. Foreign currency convertible notes (including fair value of conversion option) increased by Rs. 4,902 million. Further, non convertible debentures increased by Rs.7,285 million as of March 31, 2012 from Rs.66,700 million as of March 31, 2011. Fixed deposits from public and shareholders (unsecured) decreased by Rs.12,401 million, whereas loan from banks/financial institution increased by Rs.48,835 million. Certain loans from banks availed by some of the subsidiary companies carry covenants restricting repayment of intra group loans and payment of dividend.

Liabilities and Sources of Financing

We fund our short-term working capital requirements with cash generated from operations, overdraft facilities with banks, short and medium term borrowings from lending institutions, banks and commercial paper. The maturities of these short and medium term borrowings and debentures are generally matched to particular cash flow requirements. We had short-term borrowings (including the current portion of long-term debt) of Rs.218,342 million and Rs.185,991 million as of March 31, 2012 and 2011, respectively. We had unused short-term credit facilities of Rs.184,702 million and Rs.149,946 million as of March 31, 2012 and 2011, respectively.

During April 2012, we received approvals from the Board of Directors to increase the working capital limits to Rs.140,000 million from the existing 120,000 million. The working capital limits are secured by hypothecation of existing current assets of the company viz. stock of raw material, stock in process, semi-finished goods, stores and spares not relating to plant and machinery (consumable stores and spares), bills receivables and book debts including vehicle finance receivable and all other moveable current assets except cash and bank balances, loans and advances of the company both present and future. The working capital limits are renewed annually.

On April 27, 2004, we had raised US$300 million (Rs.13,155.0 million at issue) by way of 1% convertible notes due in 2011, the US$ 2011 Notes. The noteholders had an option to convert these notes into Ordinary Shares or ADSs determined at an initial conversion price of Rs.780.40 per share (face value of Rs.10 per share) at a fixed rate of conversion of Rs.43.85 per US$1.00, from and including June 7, 2004 to and including March 28, 2011. The conversion price of the notes was reset to a price of Rs.736.72 per share (face value of Rs.10 per share) at a fixed rate of conversion of Rs.43.85 per US$1.00, on account of our rights issue in Fiscal 2009 and GDS issue in Fiscal 2010. Unless previously converted, redeemed or purchased and cancelled, these notes were due for redemption on April 27, 2011 at 121.781% of the principal amount. During Fiscal 2010, we offered to non-U.S. noteholders an option to convert their US$ 2011 Notes into Ordinary Shares during a limited offer period from March 23, 2010 to March 29, 2010. Noteholders, who did not participate, could continue with all the terms of their Notes as applicable prior to this limited period offer. During Fiscal 2010, as per the terms of invitation memorandum, noteholders could opt to receive shares at enhanced conversion terms. Noteholders representing 76.54% of the outstanding notes, or US$229.63 million principal amount, opted to convert their US$ 2011 Notes into Ordinary Shares. During Fiscal 2011, 69,468 US$ 2011 Notes were converted into 4,134,763 ordinary shares/ADS (face value of Rs.10 per share). The remaining 898 outstanding US$ 2011 Notes were redeemed at maturity on April 27, 2011.

On July 12, 2007, we raised funds aggregating US$ 490 million (Rs.19,927.1 million at issue) by issue of Zero Coupon Convertible Alternative Reference Securities, or CARS due on July 12, 2012, which allows us to give the note holders an option to convert the CARS into qualifying securities as per the terms of issue after appropriate adjustment to the conversion price. If we do not exercise this option, the conversion may be made by the note holders from and including October 11, 2011 to and including June 12, 2012, into ordinary shares or ADSs at an initial conversion price of Rs. 960.96 per share (equivalent to US$ 23.67 at a fixed rate of exchange on conversion of Rs. 40.59 per US$) (face value of Rs.10 per share) which is subject to adjustment in certain circumstances. The conversion price of the notes was reset to a price of Rs 907.87 per share (face value of Rs.10 per share) on account of our rights issue in Fiscal 2009 and further to a price of Rs 907.17 per share (face value of Rs.10 per share) on account of our GDS issue in Fiscal 2010, at a fixed rate of conversion of Rs. 40.59 per US$. As a result of the sub-division of each share having par value of Rs 10 each to 5 Shares having par value of Rs 2 each, effective from September 14, 2011, the Conversion price of Rs 907.17 has been adjusted to the new conversion price of Rs. 181.434 per share having par value of Rs.2 each. However, the ADSs would continue to represent 5 underlying shares of Rs.2 each. Hence the number of ADSs that would be issued upon conversion for ADSs will not be affected as each ADS will now represent 5 shares. We had vide notice dated October 5, 2011 intimated the CARS holders that CARS would not be convertible into any Qualifying Securities; it may be converted into either Ordinary Shares or ADSs in accordance with the terms of the Indenture but it will not be converted into ‘A’ Ordinary Shares. We have a right to redeem in whole, but not in part, these Notes at any time on or after October 11, 2011, subject to certain conditions. Unless previously converted, redeemed or purchased and cancelled as per the terms of issue, these will be redeemed on July 12, 2012 at 131.82% of the outstanding principal amount. During Fiscal 2009, we bought and cancelled 170 Notes (Principal value of US$ 17 million). There was no conversion during Fiscal 2011 and Fiscal 2012. As of March 31, 2012, 4,730 outstanding CARS may at the option of the noteholders be converted into 21,163,696 ADSs or 105,818,480 Ordinary shares at any time from and including October 11, 2011 to and including June 12, 2012. Subsequent to March 31, 2012, 1 CARS was converted into 22,370 Ordinary shares and remaining outstanding CARS were paid in full in accordance with their terms on July 12. 2012.

In May 2009, we raised funds through further divestments of investments and issued secured non-convertible credit enhanced rupee debentures in four tranches, having tenors up to seven years, aggregating Rs.42,000 million on a private placement basis. Proceeds were used to prepay part of the short-term bridge loan taken for the acquisition of the Jaguar Land Rover business. As on March 31, 2012 an amount of Rs. 34,000 million is outstanding.

On October 15, 2009, we issued 29,904,306 new equity shares in the form of Global Depositary Shares, or GDSs, at a price of US$12.54 per GDS, aggregating US$375 million and 4% convertible notes due 2014, aggregating US$375 million (Rs.17,941.9 million at time of issue), the 4% 2014 Notes. The noteholders of the 4% notes due 2014 had an option, subject to the terms and conditions of the issue, to convert these notes into Ordinary Shares or GDSs or ADSs. The conversion may be made by the noteholders, in the case of Shares or GDSs, at any time during the period from and including November 25, 2009 to and including October 9, 2014 and, in the case of ADSs, at any time from and including October 15, 2010 to and including October 9, 2014, at an initial conversion price of Rs. 623.88 per Share (face value of Rs.10 per share) (equivalent to US$13.48 per share at a fixed rate of exchange on conversion of Rs.46.28 = US$1.00) that is subject to adjustment in certain circumstances. The conversion price of the notes were subsequently reset to a price of Rs.613.77 per Ordinary share (face value of Rs.10 per share) at a fixed rate of exchange of Rs. 46.28 = US$ 1.00 with effect from September 4, 2010, as a result of the enhanced conversion offer and payment of dividend for Fiscal 2010. The conversion price of the notes were subsequently reset to a price of Rs.606.699 per Ordinary share (face value of Rs.10 per share) at a fixed rate of exchange of Rs. 46.28 = US$ 1.00 with effect from August 16, 2011, as a result of the payment of dividend for Fiscal 2011. As a result of the sub-division of each share having par value of Rs.10 each to 5 Shares having par value of Rs 2 each ,effective from September 14, 2011, the Conversion price of Rs 606.699 has been adjusted to the new conversion price of Rs.121.34 per share having par value of Rs.2 each. However, the ADSs would continue to represent 5 underlying shares of Rs 2 each. Hence the number of ADSs that would be issued upon conversion for ADSs will not be affected as each ADS will now represent 5 shares. We have the right to redeem in whole, but not in part, these notes at any time on or after October 15, 2012, subject to certain conditions. In the event of certain changes affecting taxation, we have an option to redeem these 4% 2014 notes, in whole but not in part, at any time. Unless previously converted, redeemed or purchased and cancelled as per the terms of issue, these notes will be redeemed on October 16, 2014 at 108.505% of the outstanding principal amount. We utilized the above proceeds to repay the outstanding bridge loan. There was no conversion during Fiscal 2010. During the Fiscal 2011, 2,576 Notes were converted into 19,423,734 ordinary shares/ADSs. There was no conversion during Fiscal 2012. As of March 31, 2012, 1,174 outstanding Notes may at the option of the noteholders be converted into 44,777,255 Shares or GDSs at any time up to October 9, 2014 and into 44,777,255 ADSs at any time from and including October 15, 2010 to and including October 9, 2014. Subsequent to March 31, 2012, 422 FCCN got converted into 16,095,391 Ordinary shares.

We raised additional financing during Fiscal 2011 and 2012 as described above in the introduction to this Item 5.B. - Liquidity and Capital Resources.

Principal Sources of Funding Liquidity

We access funds from debt markets through commercial paper programs, non–convertible debentures, and fixed deposits from public and other debt instruments. We also constantly monitor funding options available in the debt and capital markets with a view to maintaining financial flexibility. The funding requirements are met through a mixture of equity, convertible or non-convertible debt securities and other long-term/short-term borrowings. Our policy is aimed at a combination of short-term and long-term borrowings.

We are also pursuing alternatives for meeting our long term funding requirements.

See Note 36 to our audited consolidated financial statements for additional disclosures on financial instruments related to liquidity, foreign exchange and interest rate exposures and use of derivatives for risk management purposes.

The following table sets forth our short-term and long-term debt position:

	Fiscal 2012	Fiscal 2011
	(Rs. in millions)
Total short-term debt (excluding current portion of long-term debt)	111,180	132,144
Total current portion of long-term debt	107,162	53,847
Long-term debt net of current portion	287,148	201,471

Total Debt	505,490	387,462

During Fiscal 2012 and 2011, the effective weighted average interest rate on our long-term debt was 9.65% and 9.27% per annum, respectively.

The following table sets forth a summary of the maturity profile for our outstanding long-term debt obligations as of March 31, 2012.

Payments Due by Period*	Rs. in millions
Within one year	107,162
After one year and up to two years	110,823
After two year and up to five years	84,234
After five year and up to ten years	193,495
Total	495,714

*	Including interest

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

As a result of revenue growth and profitability, there was an increase in shareholders fund, which was offset by increase in our total debt in Fiscal 2012. The ratio of net debt to shareholders’ equity (total debt less cash and cash equivalents and liquid marketable securities divided by total shareholders’ equity) under IFRS decreased from 1.4 as of March 31, 2011 to 0.9 as of March 31, 2012. Details of the calculation of this ratio are set forth in Exhibit 7.1 to this annual report.

(1)	The following table sets forth our contingent liabilities as of the dates indicated.

	Fiscal 2012	Fiscal 2011
	(Rs. in millions)
Income Tax	1,832	1,745
Excise Duties	9,024	6,709
Sales Tax	5,506	6,155
Other Taxes and Claims*	2,383	2,238
Other Contingencies	836	1,399
Total	19,581	18,246

*	Other taxes and claims include claims by other revenue authorities and distributors. See Item 4.B “ — Business Overview — Legal Proceedings”, of this annual report.

(2)	Rs. 61,964 million and Rs.51,642 million in Fiscal 2012 and 2011, respectively, represent executory contracts on capital accounts otherwise provided for.

On an ongoing basis, our legal department reviews pending cases, claims by third parties against us and other contingencies. For the purposes of financial reporting, we periodically classify these matters into gain contingencies and loss contingencies. Gain contingencies are not recognized until the contingency has been resolved and amounts are received or receivable. For loss contingencies that are considered probable, an estimated loss is recorded as an accrual in financial statements and, if the matter is material, the estimated loss is disclosed. We do not consider any of these matters to be individually sufficiently material to warrant disclosure in our financial statements. Loss contingencies that are considered possible are not provided for in our financial statements, but if we consider such contingencies to be material, individually or in the aggregate, they are disclosed in our financial statements. Most loss contingencies are classified as possible unless clearly frivolous, in which case they are classified as remote and are monitored by our legal department on an ongoing basis for possible deterioration. We do not disclose remote matters in our financial statements. See note 34 of our audited consolidated financial statements for additional information regarding our material claims and contingencies.

Since Fiscal 1997, we have been benefited from participation in the Export Promotion Capital Goods Scheme, or the EPCG Scheme, which permits us to import capital equipment under a special license at a substantially reduced customs duty. Our participation in this scheme is subject to us fulfilling an obligation to export goods manufactured or produced by the use of capital equipment imported under the EPCG Scheme to the value of a multiple of the cost of insurance and freight value of these imports or customs duty saved over a period of 6, 8 and 12 years from the date of obtaining the special license. We currently hold 83 licenses which require us to export our products of a value of approximately Rs.67.05 billion between the years 2002 and 2018, and we carefully monitor our progress in meeting our incremental milestones. After fulfilling some of the export obligations as per provisions of Foreign Trade Policy, as on March 31, 2012 we have remaining obligations to export products of a value of approximately Rs.4.67 billion by March 2018. In the event that the export obligation under the EPCG Scheme is not fulfilled, we would have to pay the differential between the reduced and normal duty on the goods imported along with interest. In view of our past record of exceeding our export milestones, and our current plans with respect to our export markets, we do not currently foresee any impediments to meeting our export obligation in the required time frame.

Tata and other brand vehicles — vehicle financing:

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

In Fiscal 2012 and 2011, 27% and 21% respectively, of our sales volumes in India were financed under loan contracts to our dealer’s customers. As of March 31, 2012 and 2011 our customer finance receivable portfolio comprised 665,169 and 616,645 contracts, respectively, with gross finance receivable of approximately, Rs.220,012 million and Rs.185,199 million for Fiscal 2012 and 2011, respectively. We follow specified internal procedures including quantitative guidelines for selection of our finance customers to assist in managing default and repayment risk in our portfolio. We originate all the contracts through our authorized dealers and direct marketing agents with whom we have agreements. All our marketing, sales and collection activities are undertaken through dealers or by our subsidiary company Tata Motors Finance Limited.

We securitize or sell our finance receivables on the basis of evaluation of market conditions and we also sell finance receivable due from pools of purchasers. The constitution of these pools is based on criteria that are decided by credit rating agencies and/or based on the advice that we receive as to the marketability of a pool. We undertake these securitizations of our receivables in either or both of the following forms:

•	assignment of the receivables due from purchasers under loan agreements; and

•	securitization of receivables due from purchasers by means of private placement.

We act as collection agent on behalf of the investors, representatives, special purpose vehicles or banks in whose favor the receivables have been assigned, for the purpose of collecting receivables from the purchasers on the terms and conditions contained in the applicable deeds of securitization in respect of which pass-through certificates are issued to investors in case of special purpose vehicles, or SPVs. We also secure the payments to be made by the purchasers of amounts constituting the receivables under the loan agreements to the extent specified by rating agencies by any one or all of the following methods:

•	by furnishing to the investors collateral, in respect of the obligations of the purchasers and the undertakings to be provided by us;

•

by furnishing, in favor of the investors, 16% to 25% of the gross receivables as cash collateral either by way of a fixed deposit or bank guarantee to secure the obligations of the purchasers and our obligations as the collection agent, based on the quality of receivables and rating assigned to the individual pool of receivables by the rating agency(ies); and

•	by way of over-collateralization or by investing in subordinate pass-through certificates to secure the obligations of the purchasers.

For further details refer Note 36(b) to our consolidated financial statements.

Capital Expenditure

Capital expenditure totaled Rs.147,164 million, Rs. 90,719 million and Rs.96,980 million during Fiscal 2012, 2011 and 2010, respectively. Our automotive operations accounted for a majority of this capital expenditure.

Our capital expenditures, during the past three years in India related mostly to (i) capacity expansion and new production facilities, (ii) the introduction of new products such as the Nano, World Truck, Tata 407 Pickup, Tata Super ACE, Tata ACE EX, Magic, Winger and Sumo Grande, (iii) the development of planned future products and technologies, (iv) quality and reliability improvements aimed at operating cost reductions and (v) modernization.

Capital expenditure in the Jaguar Land Rover business mainly included expenditure on plant at Halewood for Range Rover Evoque manufacturing and product development for proposed new product introductions.

Product Development projects for details refer note 14 to the Consolidated Financial Statements.

Tata Motors continues to focus on development of new products for the Indian market and other international market it serves. The Jaguar Land Rover business continues to make investments in new technologies through its research and development activities to develop products that meet the requirements of the premium segment including developing sustainable technologies to improve fuel economy and reduce CO2 emissions. (Please see Item 4-B of this annual report).

We intend to continue to invest in our business units and research and development over the next several years, including capital expenditures for our ongoing projects, new projects, product development programs, mergers, acquisitions and strategic alliances to build and expand our presence in the passenger vehicle and commercial vehicle categories.

Some of our recently launched and anticipated new products are as follows:

Tata Magic Iris and Tata Ace Zip: In May 2011, we launched the Tata Ace Zip, a small commercial vehicle with 1.2 ton gross vehicle weight for deep-penetration goods movement and the Tata Magic Iris, a small passenger carrier for public transportation, both vehicles based on our Ace Platform.

Tata Aria 4x2: In August 2011, the new Tata Aria 4x2 variant was launched, a luxurious creation with the finesse of a sedan and the muscle of an SUV all combined in one car. The launch of this variant is in addition to the already existing four-wheel drive variant (4x4) of the Tata Aria.

Range Rover Evoque: In September 2011, we released Land Rover’s first completely new model since the Freelander. The world-wide rollover of the Evoque was completed by December 2011. The Range Rover Evoque will be the smallest, lightest and most fuel efficient Range Rover ever produced.

Tata Sumo Gold: The new Sumo Gold, featuring a BS4 3.0L diesel CR4 engine, delivering 85 PS power was launched in November 2011.

Nano2012: In November 2011, we launched the Nano 2012, with several new features, including improved fuel efficiency which aided volume traction.

Tata Divo Luxury Coach and Tata Starbus Ultra: In December 2011, we launched the Tata Divo Luxury Coach a luxurious long distance inter-city travel bus and the Tata Starbus Ultra, a modern and practical offering for commuting within the city These two launches, using body designs from Tata Hispano and Tata Marcopolo respectively, demonstrate the continued leveraging of our capabilities.

We engaged in additional financing activities during Fiscal 2011 and 2012 as described above in the introduction to this Item  5.B. - Liquidity and Capital Resources.

C. Research and Development, Patents and Licenses, etc.

Please see Item 4.B of this annual report for the information required by this item.

D. Trend Information.

Please see Item  5.A of this annual report for the information required by this item.

E. Off-balance Sheet Arrangements

None

F. Tabular Disclosure of Contractual Obligations

	Payment due by period
	(Rs in millions)
Type	Total	Less than 1 year	1 to 3 years	3 to 5 years	More than 5 years
Long Term Debts*	495,714	107,162	136,543	58,513	193,495
Capital Lease	2,350	586	790	971	4
Operating Lease	12,591	926	1,210	1,166	9,288
Capital Commitments	61,964	61,757	207	—	—
Purchase Commitments	195,858	92,058	41,520	41,520	20,760
Other Liabilities	125,643	117,764	5,444	1,590	845
Provisions	66,354	28,703	31,150	1,626	4,878

Total	960,474	408,956	216,864	105,386	229,270

*	Includes interest

Item 6.	Directors, Senior Management and Employees.

A. Directors and Senior Management.

Board of Directors.

Under our Articles of Association, the number of our Directors cannot be less than three or more than fifteen. At present, there are thirteen Directors.

Article 127 of our Articles of Association provide that the Board of Directors of Tata Steel, which, with its subsidiary, owns, as of March 31, 2012, 5.64% of our Ordinary Shares and none of ‘A’ Ordinary Shares, has the right to nominate one Director (the Steel Director) to the Board. Mr. Ratan Tata was appointed as a nominee Director of Tata Steel Limited with effect from June 29, 2011.

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

As of June 30, 2012, our Directors and Senior Management, in their sole and joint names, beneficially held an aggregate of 1,385,185 Ordinary Shares (approximately 0.05% of our issued share capital) and 137,110 ‘A’ Ordinary Shares (approximately 0.03% of our issued share capital). In addition, some of our Directors hold as trustees for various non-affiliated trusts, an aggregate of 1,774,880 shares (representing approximately 0.07% of our issued share capital).

The following table provides information about our Directors, Executive Officers and Chief Financial Officer as at June 30, 2012:

Name (2)	Position	Date of Birth/ Business Address(1)	Year appointed as Director or Executive Officer or Chief Financial Officer	Expiration of Term	Number of Ordinary shares of Rs. 2 each beneficially owned as of June 30, 2012	Number of ‘A’ Ordinary shares of Rs.2 each beneficially owned as of June 30, 2012
Ratan N. Tata	Chairman	Dec 28, 1937	1981	Non-rotational	1,361,730	109,180
Ravi Kant	Vice-Chairman	Jun 01, 1944	2000	2014	NIL	NIL
N.N. Wadia	Director	Feb 15, 1944	1998	2014	NIL	NIL
S. M. Palia	Director	Apr 25, 1938	2006	2014	1,500	12,500
R.A. Mashelkar	Director	Jan 01, 1943	2007	2013	NIL	NIL
Nasser Munjee	Director	Nov 18, 1952	2008	2012	NIL	NIL
Subodh Bhargava	Director	Mar 30, 1942	2008	2012	NIL	NIL
V K Jairath	Director	Dec 12, 1958	2009	2012	250	NIL
Ranendra Sen	Director	Apr 09,1944	2010	2013	NIL	NIL
Ralf Speth	Director	Sep 09, 1955	2010	2013	NIL	NIL
P. M. Telang(3)	Managing Director- India Operations	Jun 21,1947	2007	Non-rotational-2012	15,900	12,500
Cyrus P Mistry	Additional Director	July 4, 1968	2012	2012	NIL	NIL
Ravindra Pisharody(4)	Executive Director(Commercial Vehicles)	November 24, 1955	2012	Non-rotational-2017	NIL	50
S B Borwankar(5)	Executive Director(Quality, Vendor Dev & Strategic Sourcing)	July 15, 1952	2012	Non-rotational-2017	805	NIL
C. Ramakrishnan(6)	Chief Financial Officer	Jun 27,1955	2007	2015	5,000	2,880

(1)

The business address of each of our Directors, Executive Officers and Chief Financial Officer, other than as described immediately below, is Bombay House, 24 Homi Mody Street, Mumbai 400 001. The business address of N.N. Wadia is Bombay Dyeing & Manufacturing Co. Ltd., Administrative Office, Pandurang Budhkar Marg, Prabhadevi, Mumbai 400 025, India; the business address of S. M. Palia is Disha, 16, Ruchir Bungalows, Off Judges Bungalows Road, Bodakdev, Vastrapur, Ahmedabad-380054, India, the business address of R. A. Mashelkar is “Raghunath”, D-4, Varsha Park, Baner, Pune 411045, India; the business address of Nasser Munjee is Development Credit Bank Ltd, Trade Point, First Floor, Kamala Mills, Lower Parel, Mumbai 400 013, India; the business address of Subhodh Bhargava is Tata Communications Limited, 4th Floor, VSB Bangla Sahib Road, New Delhi - 110001, India; the business address of V K Jairath is 194-B, Kalpataru Horizon, S.K. Ahire Marg, Off Annie Besant Road, Worli, Mumbai 400018, Maharashtra, India; the business address of Ranendra Sen is A-42, IFS Apartments, Mayur Vihar, Phase-1, Delhi - 110 091, India, and the business address of Ralf Septh is Jaguar Land Rover, Banbury Road, Gaydon, Warwickshire CV35 ORG; the business address of Cyrus Mistry is Sterling Bay, 103, Walkeshwar Road, Walkeshwar, Mumbai- 400 006; the business address of Mr. Satish Borwankar is Tata Motors Limited, Pune Works, Pimpri, Pune - 411 018.

(2)	Each of our Directors, Executive Officers and Chief Financial Officer beneficially owns less than 1% of our shares as of June 30, 2012.
(3)	Ceased to be the Managing Director-India Operations with effect from June 21, 2012.
(4)	Appointed as Executive Director (Commercial Vehicles) with effect from June 21, 2012.
(5)	Appointed as Executive Director (Quality, Vendor Development & Strategic Sourcing) with effect from June 21, 2012.
(6)	As per the Company policy employees retire at the age of 60.

Biographies

Set forth below is a short biography of each of our Directors, Senior Management and Chief Financial Officer:

Mr. Ratan N Tata: Mr. Tata holds a B.Sc. (Architecture) degree in structural engineering from Cornell University, USA, and completed the Advanced Management Program at Harvard Business School, USA. He joined the Tata Group in 1962. In 1991, Mr. Tata was appointed Chairman of Tata Sons Limited. He currently holds the Chairmanships of major Tata companies. Mr. Tata is associated with various organizations in India and overseas significant being Alcoa, Mitsubishi Corporation, the American International Group, JP Morgan Chase and Rolls Royce. Mr. Tata is also affiliated with the Indian Institute of Science, the Tata Institute of Fundamental Research and is the Chairman of the two of the largest private sector promoted philanthropic trusts in India. During his tenure, the combined revenues of Tata entities have grown over ten-fold to annualized revenues of over US$100 billion.

The Government of India honoured Mr. Tata with its second highest civilian award, the Padma Vibhushan, in 2008. Earlier, in 2000, he had been awarded the Padma Bhushan. Mr. Tata has also been conferred honorary doctorates in business administration by the Ohio State University, in technology by the Asian Institute of Technology, Bangkok, in science by the University of Warwick and a fellowship of the London School of Economics.

Mr. Tata joined the Company’s board in 1981, became Executive Chairman in 1988 and was appointed as the Non Executive Chairman in 2001. Mr. Tata is actively involved with product development and other business strategies pursued by the Company. Under his leadership, the Company has transformed from being a leader in the domestic commercial vehicle market to being India’s largest automobile company, with strong businesses in both the commercial vehicles and passenger car segments and a growing international footprint. Some of his achievements include the design and development of India’s first indigenously produced car, the Indica, and the Nano, among the world’s cheapest cars and the acquisition of Jaguar Land Rover.

Mr. Ravi Kant (Vice-Chairman): Mr. Kant had his education at the Mayo College, Ajmer, the Indian Institute of Technology, Kharagpur and did his Masters in Management (Industry) from the Aston University, UK. He was conferred with an Honorary D.Sc. by the Aston University, U.K. and is an Honorary Industrial Professor at the University of Warwick, UK. Mr. Kant has extensive experience in the manufacturing and marketing fields, particularly in the automobile industry. Prior to joining the Company, he was with Philips India Limited as the Director of the Consumer Electronics business.

He was awarded the BMA (Bombay Management Association) Management Man of the Year Award 2008-09. The Indian Institute of Metals conferred him with the Honorary Membership of the Institute in the year 2010. He is also on the governing Board of Vale Columbia Center on Sustainable International Investment, SIFE Worldwide, the National Institute of Design, Ahmedabad, Chairman of IIM, Rohtak. He is the recipient of the Golden Peacock Corporate Award for Business Leadership for the year 2010 for his outstanding contribution in transforming Tata Motors.

Mr. Kant joined the Company as Senior Vice President in February 1999 and was appointed as an Executive Director (Commercial Vehicle Business Unit) in July 2000 and as Managing Director in July 2005. Upon retiring from his Executive position on June 1, 2009, Mr. Kant continued on the Company’s Board of Directors as Vice-Chairman.

Mr. Nusli N Wadia: Educated in the UK, Mr. Wadia is the Chairman of Bombay Dyeing & Manufacturing Company Limited and heads the Wadia Group.

He was appointed on the Prime Minister’s Council on Trade & Industry in 1998, 1999 and 2000-04. Mr. Wadia has a distinct presence in public affairs and has been actively associated with leading charitable institutions. He is also on the Managing Committee of the Nehru Centre, Mumbai. He is also the Chairman/Trustee of various charitable institutions and non-profit organizations.

He was appointed as a Director of the Company with effect from December 22, 1998.

Mr. S M Palia: Mr. Palia, a B.Com. LL.B. CAIIB and AIB (London), is a Development Banker by profession. He was with Industrial Development Bank of India (IDBI) from 1964-1989. During this period, he held various positions including that of an Executive Director. He was also the Managing Director of Kerala Industrial and Technical Consultancy Organisation Limited, set up to provide consultancy services to micro enterprises and small and medium enterprises. Mr. Palia is on the Boards of various companies in the Industrial and financial service sectors and is also actively involved as a trustee in various NGOs and trusts.

He was appointed as a Director of the Company with effect from May 19, 2006.

Dr. R A Mashelkar: Dr. Mashelkar is an eminent chemical engineering scientist. He retired from the post of Director General from the Council of Scientific and Industrial Research (CSIR) in 2006, after tenure of over 11 years. His leadership transformed CSIR into a user-focused, performance-driven and accountable organization.

Dr. Mashelkar is the President of Indian National Science Academy (INSA), National Innovation Foundation, Institution of Chemical Engineers, UK and Global Research Alliance, a network of 60,000 scientists from five continents and has been honored with honorary doctorates from 26 universities, including Universities of London, Salford, Pretoria, Wisconsin and Delhi. Dr. Mashelkar has also been elected as Fellow/ Associate of Royal Society (FRS), London National Academy of Science (USA), US National Academy of Engineering, Royal Academy of Engineering, UK, World Academy of Art and Science, USA and the Academy of the Developing World, Trieste, Italy.

Dr. Mashelkar has won over 50 awards and medals at national and international levels, including the JRD Tata Corporate Leadership Award and the Stars of Asia Award (2005). In the post liberalised India, Dr. Mashelkar through leadership of various organizations/ Government Committees has played a critical role in shaping India’s Science & Technology policies. The Government of India honoured Dr. Mashelkar with the Padmashri (1991) and the Padma Bhushan (2000). Dr. Mashelkar is also a director of several well known companies.

He was appointed as a Director of the Company with effect from August 28, 2007.

Mr. Nasser Munjee: Mr. Munjee was educated at the Leys School, Cambridge, UK and holds Bachelor’s and Master’s degrees from the London School of Economics, UK. He joined Mr. H. T. Parekh, Chairman, ICICI, to establish, HDFC, the first housing finance company in India.

Mr. Munjee served HDFC for over 20 years at various positions including as its Executive Director. He was the Managing Director of IDFC up to March 2004. Since June 2005, he is the Chairman of the Development Credit Bank (DCB). He is on the Board of various multinational companies and trusts. Mr. Munjee is a Technical Advisor on the World Bank – Public Private Partnership Infrastructure and Advisory Fund.

He was appointed as a Director of the Company with effect from June 27, 2008.

Mr. Subodh Bhargava: Mr. Bhargava holds a degree in Mechanical Engineering from the University of Roorkee. He served the Eicher Group of companies since 1975. He retired as the Group Chairman and Chief Executive in March 2000 but continues as Chairman Emeritus, Eicher Group. He was the past President of the Confederation of Indian Industry (CII) and the Association of Indian Automobile Manufacturers; and the Vice President of the Tractor Manufacturers Association. He was also a member of the Insurance Tariff Advisory Committee, the Economic Development Board of the Government of Rajasthan. He is currently associated as a Director of several Indian corporations and multinationals.

He was appointed as a Director of the Company with effect from June 27, 2008.

Mr. V K Jairath: Mr. V K Jairath holds a B.A. degree in Public Administration and an LLB degree from the Punjab University. He also holds a Masters in Economics from the University of Manchester, UK, and joined the Indian Administrative Service in 1982.

Mr. Jairath has over 25 years of experience in public administration, rural development, poverty alleviation, infrastructure, finance, industry, urban development, Environmental Management. He has held various positions as the Managing Director of SICOM, Secretary to the Governor of Maharashtra, Municipal Commissioner of Kolhapur, Collector of Wardha, Principal Secretary (Industries), Government of Maharashtra, besides being an Independent Director on the Boards of Public Sector Companies and Banks. He was appointed as a Director of the Company with effect from March 31, 2009.

Mr. Ranendra Sen: Mr. Sen, graduated from St. Xavier’s College and joined the Indian Foreign Service in 1966. He served in various capacities at Embassies and Consulates in Moscow, San Francisco and Dhaka; as Deputy Secretary and Joint Secretary in the Ministry of External Affairs and as Secretary to the Atomic Energy Commission. He was also the Joint Secretary to successive Prime Ministers responsible for foreign and defence policies, atomic energy, space and other tasks.

Mr. Sen was assigned as the Ambassador to Mexico (1991-1992), Russia (1992-1998) and reunified Germany (1998-2002), as the High Commissioner to the United Kingdom (2002-2004) and as the Ambassador to the United States (2004-2009). He is the first Indian to serve as envoy to three P-5 and four G-8 capitals and has participated in about 180 multilateral and bilateral summits.

He was appointed as a Director of the Company with effect from June 1, 2010.

Dr. Ralf Speth: Dr. Speth is a Doctorate of Engineering in Mechanical Engineering and Business Administration from Warwick University, UK and holds a degree in engineering from Rosenheim University, Germany. Dr. Speth worked as a business consultant for a number of years before joining BMW in 1980. After serving BMW for 20 years, Dr. Speth joined Ford Motor Company’s Premier Automotive Group as Director of Production, Quality and Product Planning.

Dr. Speth was appointed to the post of Chief Executive Officer at Jaguar Land Rover on February 18, 2010. He is on the Board of Jaguar Land Rover PLC, UK and is also the Chairman and Chief Executive Officer of the two wholly-owned subsidiary companies, Jaguar Cars Limited and Land Rover in UK.

Prior to this appointment, Dr. Speth was Head of Global Operations at the International Industrial Gases and Engineering Company, The Linde Group.

He was appointed as a Director of the Company with effect from November 10, 2010.

Mr. Cyrus P Mistry: Mr. Mistry is a graduate of Civil Engineering from Imperial College, UK and has a M.Sc. in Management from London Business School. He joined the Board of Shapoorji Pallonji & Co. Ltd. as a Director in 1991. He was appointed as the Managing Director of Shapoorji Pallonji Group in 1994. He joined the Board of Tata Sons Limited in 2006 and was appointed Deputy Chairman in November 2011. He is also on the Board of Tata Industries Limited, Tata Power Company Limited, Tata Consultancy Limited, Tata Chemicals Limited, Tata Steel Limited, Tata Teleservices Limited, Afcons Infrastructure Ltd., Construction Federation of India, Imperial College Advisory Board, on the Board of Governors of NICMAR, and is a Fellow of the Institute of Civil Engineers.

He was appointed as a Director of the Company with effect from May 29, 2012.

Mr. R Pisharody: Mr. Pisharody is an alumni of IIT Kharagpur and IIM Calcutta. He joined the Company in 2007 as Vice-President (Sales and Marketing, CVBU) and was later elevated to President (CVBU) in 2009. Mr. Pisharody played a significant role in doubling commercial vehicle volumes and also oversaw the launch of commercial vehicles, including the Company’s entry into world class product platforms such as the Prima and Ultra. Prior to joining the Company, he worked in various roles with M/s Castrol India Ltd., BP Singapore Pte. Limited and Philips India Limited. He has over 30 years’ experience in sales, marketing and business development.

Mr. Pisharody was appointed as Executive Director (Commercial Vehicles) of the Company with effect from June 21, 2012.

Mr. S B Borwankar: Mr. Borwankar is a Mechanical Engineer with honours from IIT, Kanpur. He joined the Company in August 1974 and has been responsible in various executive positions for overseeing and implementing product development, manufacturing operations and quality control initiatives. He played a significant role in setting up greenfield projects for M&HCVs, axle components, designing and production of trims and chassis. He has over 37 years of experience in manufacturing and quality control with the Company.

Prior to his induction on the Board, Mr. Borwankar was Senior Vice President (Manufacturing Operations, CVBU).

Mr. Borwankar was appointed as Executive Director (Quality, Vendor Development & Strategic Sourcing) of the Company with effect from June 21, 2012.

Mr. Carl-Peter Forster: Mr. Carl-Peter Forster holds a Diploma in Aeronautical Engineering from the Technical University in Munich and a Diploma in Economics from the Rheinische Friedrichs-Wilhelm-Universitat in Bonn, Germany.

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

Mr. Forster was appointed as the Group Chief Executive Officer of the Company with effect from February 15, 2010 and was entrusted with the overall responsibility of Tata Motors operations globally, including Jaguar Land Rover. With effect from April 1, 2010, he was appointed as the Managing Director of the Company. He stepped down as Managing Director and Group CEO with effect from September 09, 2011 and as a Director with effect from March 31, 2012.

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

Mr. Telang was the Chairman/Director of various Tata Motors’ Group companies and joint ventures and also serves as an Independent Director on the Board of Persistent Systems Ltd. Mr. P M Telang was appointed as Managing Director – India operations on June 2, 2009 and he retired on June 21, 2012.

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

He was conferred with the Business Today – Yes Bank India’s Best CFO of the Year 2011-12 and was also presented with the Best Transformation Agent award in the large companies’ category.

There is no family relationship between any of our Directors, Executive officers or Chief Financial Officer.

B. Compensation.

The following table provides the annual compensation paid/accrued to our Directors and Executive Officers for Fiscal 2012.

Name	Position	Remuneration(1) (in Rupees)
Ratan N. Tata(2)(9)	Chairman	25,418,000
Ravi Kant(3)(9)	Vice Chairman	20,882,000
J.J. Irani(4)	Director	320,000
N.N. Wadia	Director	4,260,000
S.M. Palia	Director	6,390,000
R A Mashelkar	Director	3,240,000
N Munjee	Director	7,625,000
S.Bhargava	Director	4,240,000
V K Jairath	Director	3,530,000
Ranendra Sen	Director	2,480,000
Ralf Speth(5)(9)	Director	219,176,000
Carl-Peter Forster(6)(9)	Managing Director & Group CEO	549,869,000
P.M.Telang(8)(9)	Managing Director-India Operations	40,136,000
C. Ramakrishnan(7)(9)	Chief Financial Officer	23,182,000

1.	Includes salary, allowance, taxable value of perquisites, commission and our contribution to provident fund and superannuation fund for Managing Directors / Chief Financial Officer and sitting fees and commission for Non-Executive Directors.
2.	Apart from the above, Mr. Ratan Tata who was formerly the Executive Chairman of the Company is paid Rs. 2,733,000 as special retirement benefits as per Company’s Policy. Includes fees as advisor to the Company for overseeing JLR operations.
3.	The remuneration of Mr Ravi Kant , also includes fees as advisor to the Company for overseeing JLR operations and remuneration from JLR and sitting fees paid by TAL Manufacturing Solutions Limited. Apart from the above, Mr. Kant who was formerly the Managing Director of the Company is also paid special retirement benefits of Rs.7,297,000 as per the Company’s Policy.
4.	Ceased to be director with effect from June 2, 2011.
5.	Dr Ralf Speth’s remuneration mentioned above is paid by JLR which include the value of car perks, relocation costs, NIC payments and pension accrual.
6.	Stepped down as Managing Director & Group CEO with effect from September 9, 2011 and ceased to be Non-Executive Director with effect from March 31, 2012. The remuneration mentioned above includes Rs.276,522,000 as termination payment.

7.	The Remuneration paid includes sitting fees paid by Sheba Properties Limited and Tata Technologies Limited.
8.	Retired as Managing Director – India operations with effect from June 21, 2012.
9.	Rounded to nearest thousands of rupees and the retirement benefits exclude provision for encashable leave and gratuity as a separate actuarial valuation is not available.
Apart from the above, the Managing and Executive Directors are also eligible to receive special retirement benefits at the discretion of the Board, which include monthly pension, ex-gratia, medical and other benefits. Besides these, the Managing Director also gets housing or compensation in lieu thereof.

C. Board Practices.

The Board size of thirteen directors is commensurate with our size and consistent with other companies in the industry. The Board consists of executive, non-executive and independent directors. Appointments of new directors are considered by the full Board and our shareholders at each year’s Annual General Meeting.

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

The Board has delegated powers to the Committees of the Board through written/stated specific terms of reference/scope and oversees the functioning operations of the Committees through various circulars/minutes circulated to it. The Committees operate as empowered agents of the Board as per their charter/terms of reference.

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

Committees.

The Audit Committee comprises four independent directors: N Munjee, Chairman, S. M. Palia, R. A. Mashelkar and Mr. V.K.Jairath. The scope of the Audit Committee includes:

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

•

Recommending the appointment/re-appointment/ removal of the cost auditors, fixation of audit fee, nature and scope of cost audit and approving other services provided by the firms of cost auditors to us and fees pertaining thereto; and ensure that the cost auditors are independent and have an arm’s length relationship and are also not otherwise disqualified at the time of their appointment or during their tenure.

•	Review and recommend the Cost Audit Report to the Board.

•

Reviewing the adequacy of the internal audit function, including the structure of the internal audit department, coverage and frequency of internal audits, appointment, removal, performance and terms of remuneration of the chief internal auditor.

•

Reviewing the adequacy of the internal audit structure and function of the subsidiaries, their status of audit plan and its execution, key internal audit observations along with management response thereto and the status on compliance with the Tata Code of Conduct (concern resolution), risk management and the control environment.

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

The Remuneration Committee comprises two independent directors, namely N.N. Wadia & S. Bhargava and two non-executive directors, namely Ratan N. Tata & Ravi Kant. The committee is empowered to review the remuneration of whole-time directors, retirement benefits to be paid to them and dealing with matters pertaining to Employees’ Stock Option Scheme.

We have not issued any stock options to our directors/employees.

The Investor Grievance Committee comprises S. M. Palia, Ravi Kant and V. K Jairath and oversees the redressing of investors’ complaints pertaining to securities transfers, interest/dividend payments, non-receipt of annual reports, issue of duplicate certificates, transmission of shares & debentures, matters pertaining to our Fixed Deposit Programme and other miscellaneous complaints. Its scope also includes delegation of powers to our executives or the share transfer agents to process share transfers and other investor-related matters.

The Executive Committee of the Board comprises Ratan N. Tata, Ravi Kant, J J Irani (stepped down as Director with effect from June 2, 2011) S. Bhargava, (appointed with effect from January 23, 2012), N. N. Wadia, N Munjee, Carl-Peter Forster (ceased to be a member with effect from September 9, 2011), P M Telang (ceased to be a member with effect from June 21, 2012), Cyrus P Mistry (appointed with effect from May 29, 2012), Ravindra Pisharody (appointed with effect from July 13, 2012) and Satish Borwankar (appointed with effect from July 13, 2012). This Committee came into effect on July 25, 2006, upon the dissolution of the Finance Committee and the Committee of the Board. The Committee reviews revenue and capital expenditure budgets, long-term business strategy, the organizational structure, raising of finance, property related issues, review and sale of investments and the allotment of securities within established limits.

The Ethics and Compliance Committee sets forth policies relating to the implementation of the Tata Code of Conduct for Prevention of Insider Trading and takes on record the monthly reports and dealings in securities by the “Specified Persons”. It also implements appropriate actions in respect of violations of the Tata Code of Conduct. The Ethics and Compliance Committee comprises S.M. Palia, Chairman, Ravi Kant,V.K Jairath, C. Ramakrishnan, our Chief Financial Officer, is the Compliance Officer under the said Code.

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

D. Employees.

We consider our human capital as a critical factor to our success. Under the aegis of Tata Sons and the Tata Sons promoted entities, we have drawn up a comprehensive human resource strategy (the “Human Resource” strategy) which addresses key aspects of human resource development such as:

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

We employed approximately 58,618 and 52,244 (includes Jaguar Land Rover) permanent employees as of March 31, 2012 and 2011 respectively. The average number of temporary employees for the Fiscal March 31, 2012, was approximately 41,118.

The following table set forth a breakdown of persons employed by our business segments and by geographic location as of March 31, 2012.

Segment	No. of Employees
Automotive	53,011
Other	5,607
Total	58,618

Location	No. of Employees
India	39,571
Abroad	19,047
Total	58,618

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

Union Wage Settlements

All employees in India belonging to the operative grades are members of labor unions except at our Sanand & Dharwad plants. We have generally enjoyed cordial relations with our employees at our factories and offices.

Employee wages are paid in accordance with wage agreements that have varying terms (typically three years) at different locations. The expiration dates of the wage agreements with respect to various locations/subsidiaries are as follows:

Location/subsidiaries	Wage Agreement valid until
Pune CVBU	August 31, 2012
Pune PCBU	March 31, 2013
Jamshedpur	March 31, 2013
Mumbai	December 31, 2012
Lucknow	March 31, 2014
Pantnagar	March 31, 2015	*
Jaguar Land Rover	October 31, 2012
Tata Hispano	December 31, 2012

*	1st Wage Agreement, signed in May 2012.

A cordial industrial relations environment has been maintained in all our manufacturing units.

The performance rating system is for the bargainable category and followed across all plants. The feedback of the process received from all the quarters has been encouraging. The variability in wage settlements was built in by introducing vehicles & profit linked payment scheme based on the index of various parameters such as quality, productivity, operating profit and individual’s performance and attendance. As a result, the payment was high if company did well and low if it didn’t.

Operatives & Union support in implementation of reforms that impact quality, cost erosion and productivity improvements across all locations is commendable.

E. Share Ownership.

The information required by this item is set forth in Item 6.A of this annual report.

Item 7.	Major Shareholders and Related Party Transactions.

A. Major Shareholders.

We are a widely held, listed company with approximately 455,502 shareholders for Ordinary Shares and 57,770 shareholders for ‘A’ Ordinary Shares of record. To our knowledge, as of June 30, 2012, the following persons beneficially owned 1% or more of 2,707,731,241 Ordinary Shares and 481,959,190 ‘A’ Ordinary Shares outstanding at that time:

Name of Shareholder	Holding	Percentage
Ordinary Shares

Tata Sons Limited and Subsidiaries	715,681,955	26.43
Citibank N.A.(1)	446,246,135	16.48
Life Insurance Corporation of India Limited	168,356,052	6.22
Tata Steel Limited and Subsidiary	151,687,515	5.60
Tata Industries Limited	68,436,485	2.53

‘A’ Ordinary Shares*

Name of Shareholder	Holding	Percentage
Tata Sons Limited and Subsidiaries	8,552,148	1.77
HDFC Trustee Company Limited - HDFC Top 200 Fund	32,137,761	6.67
HDFC Trustee Company Limited - HDFC Equity Fund	29,246,932	6.07
Eastspring Investments India Equity Open Limited	16,815,052	3.49
Swiss Finance Corporation (Mauritius) Limited	13,027,183	2.70
HDFC Trustee Company Limited - HDFC Prudence Fund	10,804,266	2.24
Dragon Peacock Investments Limited	8,294,025	1.72
Birla Sun Life Insurance Company Limited	8,210,879	1.70
ICICI Prudential Dynamic Plan	8,202,482	1.70
SBI Magnum Tax gain Scheme - 1993	8,000,678	1.66
DSP Blackrock Top 100 Equity Fund	7,729,310	1.60
HSBC Global Investment Funds A/C HSBC Global Investment Funds Mauritius Limited	7,507,191	1.56
Copthall Mauritius Investment Limited	7,147,668	1.48
Government Pension Fund Global	6,744,422	1.40
HDFC Trustee Company Limited - HDFC Tax Saver fund	6,685,418	1.39
Government Of Singapore	6,118,655	1.27
Robeco Capital Growth Funds	5,720,000	1.19
Bajaj Allianz Life Insurance Company Ltd.	5,242,184	1.09
Indus Capital Advisors (Uk) LLP A/C Indus India Fund (Mauritius) Limited	4,945,933	1.03

(1)

Citibank, N.A. as depositary for our ADRs and GDRs, was the holder on record on June 30, 2012 of 446,196,275 shares and 49,860 shares respectively on behalf of the beneficial owners of deposited shares.

*	The ‘A’ Ordinary Shareholders are entitled to receive dividend for any financial year at five percentage points more than the aggregate rate of dividend declared on Ordinary Shares for that financial year but are entitled to one vote for every ten ‘A’ Ordinary Shares held as per the terms of its issue and the Articles of Association of the Company.

From March 31, 2009 to June 30, 2012, the holdings of our largest shareholder, Tata Sons Limited (together with its subsidiaries), have decreased from 30.78% to 26.43%. The holdings of Tata Steel Ltd. (together with its subsidiaries) have decreased from 8.62% as of March 31, 2009 to 5.60% as of June 30, 2012. The shareholding of Citibank N.A. as depositary for our ADRs and GDRs has increased from 13.10 % to 16.48%. The shareholding of Life Insurance Corporation of India Ltd. has decreased from 10.27% to 6.22%.

According to our register of shareholders and register of beneficial shareholders, as of July 16, 2012, there were 74 registered holders of our shares with addresses in the United States, whose shareholdings represented approximately 0.03% of our outstanding Ordinary Shares on that date, excluding any of our shares held by United States residents in the form of depositary shares. Because some of these shares were held by brokers or other nominees, the number of record holders with addresses in the United States may be fewer than the number of beneficial owners in the United States.

The total permitted holding of Foreign Institutional Investors, or FIIs, in our paid up share capital has been increased to 35% by a resolution passed by our shareholders on January 22, 2004. The holding of FIIs in us as of June 30, 2012 was approximately 29.71%. See Item 10.D “— Exchange Controls” for further details.

None of our shares of common stock entitles the holder to any preferential voting rights.

Under the new Takeover Regulations of India, in the event of any acquisition of shares or voting rights, which, taken together with shares or voting rights held by the acquirer and by person acting in concert with such acquirer, aggregate to 5% or more of the shares, or any acquisition or disposal of 2% or more shares or voting rights, such person must file a report concerning the shareholding or the voting rights with us and the stock exchanges on which our shares are traded. Please see Item 9.A “— The Offer and Listing — Markets” for information with respect to these stock exchanges. Disclosures would be applicable under the Insider Trading Regulations of India with respect to (i) any person who holds more than 5% shares or voting rights and any change in his holdings by 2% or more (ii) any person, who is a director or officer of the company on becoming a director or an officer of the company and any person who is a promoter or part of a promoter group on becoming a promoter or belonging to a promoter group, shall disclose any change in the holdings exceeding Rs.5 lacs in value or 25,000 shares or 1% of the total shareholdings or voting rights whichever is lower. The above disclosure under Insider Trading Regulations would be made to us and we would in turn disclose to relevant stock exchanges. Furthermore, under our listing agreement with the stock exchanges where our shares are listed, we are required to periodically disclose to such stock exchanges the name and percentage of shares held by persons or entities that hold more than 1% of our shares. For the purposes of the above, reporting and takeover requirements under our listing agreements, shares withdrawn from our ADS/GDS facility will be included as part of a person’s shareholding in us.

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

For details regarding voting rights, please refer to Item 10.B “— Memorandum and Articles of Association — Voting Rights”.

B. Related Party Transactions.

Our related parties principally consist of Tata Sons Limited, subsidiaries and joint ventures of Tata Sons Limited, our joint ventures and our associates and their subsidiaries. We routinely enter into transactions with these related parties in the ordinary course of business. We enter into transactions for sale and purchase of products with our associates and joint ventures.

The following table summarizes related party transactions and balances included in the consolidated financial statements for the year ended / as of March 31, 2012:

	With associates and their subsidiaries	With joint ventures	With Tata Sons Ltd and its subsidiaries and joint ventures	Notes
	(Rs. in millions)
Purchase of products	66,545	37,284	1,819	(Note a)
Sale of products	5,574	4,791	8,388
Services received	22	6	4,428	(Note b)
Services rendered	232	87	505
Issue of shares by a subsidiary to non controlling interests shareholders	—	—	1,411	(Note c (i))
Interest Income	47	329	—	(Note d)
Interest expenses	37	—	654
Dividend Income	466	—	106
Dividend paid	—	—	3,029
Amount receivable in respect of Loans and interest thereon	276	3,038	263	(Note d)
Amount payable in respect of Loans and interest thereon	302	—	3,963	(Note e)
Purchase of shares in a subsidiary	—	—	3,043	(Note c (ii))
Loans given	350	—	80
Loans repaid by related parties	350	—	50
Loans taken	590	—	3,970
Loans repaid by us	360	—	10,026	(Note e)

Notes:

The details of major items are as follows:

a.	During Fiscal 2012, we purchased from our associates various vehicle components, assemblies, aggregates, etc., for Rs.66,545 million. For the period from April 1, 2012 through June 30, 2012, we purchased products of Rs.12,425 million from these associates. These purchases have been made at fair market price determined in accordance with normal commercial terms.

b.	The services received from Tata Sons Limited include those for which brand subscription fees were paid pursuant to an agreement with them (Refer to Exhibit 4.1), under which the Company and certain of its subsidiaries have agreed to pay an annual subscription fee for participation and gain from promotion and protection of the Tata brand identity. The annual subscription fee is equal to 0.15%-0.25% of annual net income (defined as net revenues exclusive of excise duties and other governmental taxes and non-operating income), subject to a ceiling of 5% of annual profit before tax (defined as profit after interest and depreciation but before income tax) (unconsolidated as per Indian GAAP).

We received IT related services from one of the subsidiaries of Tata Sons Limited (a leading IT service provider). We also received other business support services from subsidiaries of Tata Sons Limited, in the areas of call center and transaction processing work for the Company and some of its subsidiaries. These services are in the normal course of business and the transaction prices represent fair market price of the consideration, and other terms have been based on the normal commercial terms.

c.	(i) In Fiscal 2012, one of our subsidiaries issued shares to a subsidiary of Tata Sons Limited, which is engaged in financial services.

(ii) During Fiscal 2012, we purchased a 15% equity interest in our subsidiary, TML Drivelines Limited, from one of the subsidiaries of Tata Sons Limited.

We believe that the above transactions have been undertaken at a price that we would have realized / paid and on such terms, had these transactions been with any unrelated party.

d.	As at March 31, 2012, the subordinated loan to a joint venture (including interest) was Rs.3,038 million and represents the largest amount outstanding during Fiscal 2012. The loan is subordinated to other borrowings of the joint venture. The interest in respect of loans was Rs.172 million for Fiscal 2012, and is based on the reference rate of the Reserve Bank of India. As of June 30, 2012, we had a total of Rs. 3,092 million of outstanding loans (including interest).

e.	In the earlier years, the Company sold finance receivables to one of the subsidiaries of Tata Sons Limited that is engaged in financial services. Due to credit enhancement provided to the transferee, the transfers did not qualify for derecognition and therefore the amounts received were recorded as collateralized debt obligation. An amount of Rs.2,914 million represented the collateralized debt obligation outstanding as at March 31, 2012, with interest rate of 8% to 11.48%. The largest amount outstanding during Fiscal 2012 was Rs.10,013 million. As of June 30, 2012, we had a total of Rs.2,149 million of outstanding collateralized debt obligations. These finance receivables have been securitized in the normal course of business. These were on substantially the same terms, including interest rates and collateral, had these transactions been undertaken with an unrelated party.

f.	Following the end of Fiscal 2012, the Company has finalized an arrangement, to engage, one of the subsidiaries of Tata Sons Limited (a leading IT service provider), for integrated IT services on a global basis for the Company, Jaguar Land Rover and other subsidiary companies. The scope of services is being finalized by each company.

Please refer to Note 39 to our Consolidated Financial Statements.

C. Interests of Experts and Counsel.

Not applicable.

Item 8.	Financial Information.

A. Consolidated Statements and Other Financial Information.

The information required by this item is set forth beginning on page F-1 of this annual report.

Legal or Arbitration Proceedings.

The information on legal or arbitration proceedings required by this item is set forth in Item 4.B of this annual report.

Dividend Policy.

Any dividend declared by Tata Motors is based on the profits available for distribution as reported in the unconsolidated statutory financial statements of Tata Motors prepared in accordance with Indian GAAP. Further, Indian law mandates that dividend be declared out of distributable profits only after the transfer of a specified percentage of net income computed in accordance with current regulations to a general reserve. Based on the net income available for appropriation, dividends are recommended by the Board of Directors for approval by the shareholders at our Annual General Meeting. Further, the Board of Directors may also pay an interim dividend at its discretion. Since Fiscal year 1956, we have had an uninterrupted dividend distribution except for the Fiscal years 2001 and 2002. We returned to dividend distribution in Fiscal 2003. In view of our profitable performance, we declared dividends (excluding dividend tax) totaling Rs.12,742 million, 8,590 million and 3,116 million for Fiscal 2012, 2011 and 2010 to the shareholders.

B. Significant Changes.

Other than as set forth in this annual report, no significant change has occurred with respect to us since the date of our audited consolidated IFRS financial statements included elsewhere in this annual report.

Item 9.	The Offer and Listing.

A. Offer and Listing Details.

There has been no SEC-registered offering of our shares in the United States.

The details on our share and ADS price history are included in Item 9.C “ — Markets” below.

B. Plan of Distribution.

Not applicable.

C. Markets.

	NSE			BSE			NYSE
	Closing Price per Ordinary Share			Closing Price per Ordinary Share			Closing Price per ADS
	Period High	Period Low		Period High	Period Low		Period High	Period Low
	(Rs. Per Share)		Avg. Daily Trading Volume (in ‘000)	(Rs. Per Share)		Avg. Daily Trading Volume (in ‘000)	(US$ Per ADS)		Avg. Daily Trading Volume (in ‘000)
Fiscal
2012	1,298.70	139.60	9,367.10	1,295.05	139.65	1,459.06	28.87	14.89	833.79
2011	1,365.15	673.45	3,667.12	1,365.60	673.70	693.39	36.00	15.65	849.69
2010	826.45	180.00	4,987.09	827.40	179.85	1,388.76	18.77	5.36	580.72
2009	691.55	126.20	1,734.36	690.45	126.45	502.91	17.15	3.14	466.25
2008	830.55	609.40	1,311.00	830.40	606.35	305.71	20.85	14.98	518.73
Fiscal
2013
1st Quarter	319.25	221.65	11,691.75	319.35	221.55	1733.27	30.28	20.07	735.90

	NSE			BSE			NYSE
	Closing Price per Ordinary Share			Closing Price per Ordinary Share			Closing Price per ADS
	Period High	Period Low		Period High	Period Low		Period High	Period Low
	(Rs. Per Share)		Avg. Daily Trading Volume (in ‘000)	(Rs. Per Share)		Avg. Daily Trading Volume (in ‘000)	(US$ Per ADS)		Avg. Daily Trading Volume (in ‘000)
Fiscal
2012
1st Quarter	1,298.70	931.00	2,111.76	1,295.05	930.25	349.93	28.58	21.10	927.20
2nd Quarter	1,068.10	139.60	5,594.62	1,063.95	139.65	874.00	24.05	14.89	978.63
3rd Quarter	206.80	147.70	15,312.45	206.20	147.25	2,549.26	21.34	15.00	719.66
4th Quarter	290.45	183.95	14,535.50	289.40	183.80	2,087.37	28.87	18.11	705.00
Fiscal
2011
1st Quarter	872.60	673.45	4,858.74	872.85	673.70	924.54	20.60	15.65	508.24
2nd Quarter	1,106.45	750.95	3,569.12	1,106.65	750.90	798.15	25.52	17.16	654.94
3rd Quarter	1,365.15	1,102.95	3,263.50	1,365.60	1,104.90	511.13	36.00	25.59	1,062.97
4th Quarter	1,308.45	1,054.40	2,982.49	1,306.45	1,058.25	536.80	30.06	23.93	1,177.51
2010
1st Quarter	389.20	180.00	5,552.20	389.05	179.85	1,412.28	10.58	5.36	673.98
2nd Quarter	614.85	262.65	6,184.43	614.50	262.05	1,600.82	13.33	7.64	485.31
3rd Quarter	791.55	529.30	4,344.56	792.60	529.4	1,004.88	17.19	11.38	593.37
4th Quarter	826.45	667.40	3,798.06	827.40	668.70	1,529.71	18.77	14.28	571.24
Month
June 2012	248.20	221.65	13,774.30	248.10	221.55	2225.67	22.25	20.07	571.70
May 2012	308.40	233.00	12,891.74	308.30	233.20	1700.60	29.88	20.79	906.59
April 2012	319.25	275.60	8,185.10	319.35	275.75	1252.18	30.28	27.00	720.56
March 2012	290.45	267.00	11,261.60	289.40	266.00	1517.36	28.87	26.22	582.59
February 2012	287.85	246.45	16,624.52	286.40	246.10	2568.69	28.14	24.98	769.89
January 2012	243.75	183.95	15,910.29	243.60	183.80	2219.83	24.08	18.11	775.77
December 2011	191.90	172.40	13,366.53	191.60	172.25	2165.71	18.59	15.94	553.18
November 2011	193.45	161.55	17,111.74	193.50	161.45	2951.16	19.52	15.41	794.74
October 2011	206.80	146.70	15,569.22	206.20	147.25	2550.13	21.34	15.00	811.05
September 2011	790.65	139.60	11,580.86	788.95	139.65	1885.45	17.10	14.89	970.23
August 2011	961.50	698.50	3,283.56	960.30	699.20	495.39	21.50	15.46	1,132.33
July 2011	1,068.10	948.10	1,919.63	1,063.95	947.40	241.16	24.05	21.26	810.68
June 2011	1,079.90	931.00	2,466.39	1,079.45	930.25	412.63	23.50	21.10	1,100.19
May 2011	1,225.35	1,077.35	2,247.23	1,228.55	1,078.15	369.54	27.26	24.23	966.56
April 2011	1,298.70	1,201.30	1,512.76	1,295.05	1,203.30	249.34	28.58	26.89	695.58
March 2011	1,249.00	1,117.45	2,212.23	1,247.50	1,117.95	408.68	28.16	25.02	981.71
February 2011	1,248.60	1,054.40	3,773.63	1,250.80	1,058.25	739.16	27.07	23.93	1,322.09
January 2011	1,308.45	1,147.05	3,038.65	1,306.45	1,145.70	475.37	30.06	24.26	1,265.33

Notes:

On July 27, 2012 the reported closing price of our shares on BSE and NSE was Rs.212.80 per share and Rs.212.85 per share, respectively. On July 27, 2012 the ADS closing price on the NYSE was $19.94 per ADS.

At the Annual General Meeting of the Company held on August 12, 2011, the shareholders of the Company approved sub-division of Ordinary and ‘A’ Ordinary Shares from face value of Rs 10/- each to face value of Rs.2/- each. The face value of shares was sub-divided with effect from September 14, 2011 as per the circulars issued by the Stock Exchanges. Post sub-division, both the ADSs and GDSs represent five underlying Ordinary Shares of Rs 2/- each.

	NSE			BSE
	Closing Price per ‘A’ Ordinary Share			Closing Price ‘A’ Ordinary Share
	Period High	Period Low		Period High	Period Low
	(Rs. Per Share)		Avg. Daily Trading Volume (in ‘000)	(Rs. Per Share)		Avg. Daily Trading Volume (in ‘000)
Fiscal
2012	711.20	81.65	1,954.66	711.50	81.60	306.83
2011	909.65	450.05	405.58	909.45	450.00	113.53
2010	513.55	175.35	121.36	515.00	258.00	72.21
2009	278.40	113.35	0.18	293.00	136.00	0.19
Fiscal
2013
1st Quarter	185.85	130.60	4286.03	185.70	130.70	572.04
Fiscal
2012
1st Quarter	711.20	530.10	453.73	711.50	530.75	95.12
2nd Quarter	595.45	83.4	742.53	595.45	83.45	164.04
3rd Quarter	111.05	81.65	1914.00	111.00	81.60	256.47
4th Quarter	168.05	88.00	4640.00	167.95	87.90	699.71
Fiscal
2011
1st Quarter	600.70	450.05	359.73	600.35	450.00	192.47
2nd Quarter	799.15	489.20	306.18	793.60	488.35	79.70
3rd Quarter	909.65	754.00	607.69	909.45	752.50	134.58
4th Quarter	789.00	588.30	344.49	788.30	586.50	47.06
Fiscal
2010
1st Quarter	320.00	175.35	0.10	318.00	270.35	0.16
2nd Quarter	437.95	235.25	62.22	437.95	258.00	63.99
3rd Quarter	513.55	413.75	283.89	515.00	417.35	151.77
4th Quarter	511.35	379.35	98.41	509.95	379.00	40.53
Month
June 2012	142.00	130.60	3,107.23	142.05	130.70	442.00
May 2012	171.85	135.95	4,796.16	172.15	136.10	617.68
April 2012	185.85	153.90	4,962.60	185.70	154.60	651.90
March 2012	168.05	143.55	6,302.74	167.95	143.50	1244.85
February 2012	153.85	118.10	5,200.23	154.05	118.20	572.87
January 2012	118.65	88.00	2,467.97	118.75	87.90	269.89
December 2011	101.15	85.50	1,441.96	100.95	85.15	198.44
November 2011	103.40	86.90	1,989.51	103.40	86.80	262.69
October 2011	111.05	81.65	2,356.24	111.00	81.60	314.05
September 2011	462.90	83.40	1,081.47	462.15	83.45	165.05
August 2011	546.95	401.65	569.53	545.75	402.65	119.38
July 2011	595.45	539.05	576.60	595.45	541.10	207.69
June 2011	623.90	530.10	489.19	624.55	530.75	77.19
May 2011	704.70	612.10	471.44	704.50	610.95	73.86
April 2011	711.20	673.45	388.73	711.50	673.50	143.01
March 2011	719.90	628.40	301.33	718.90	627.55	59.35
February 2011	727.65	588.30	351.14	727.75	586.50	41.31
January 2011	789.00	683.90	385.31	788.30	682.10	39.29

Notes:

On July 27, 2012 the reported closing price of our ‘A’ Ordinary shares on BSE and NSE was Rs.121.70 per share and Rs.121.90 per share, respectively.

At the Annual General Meeting of the Company held on August 12, 2011, the shareholders of the Company approved sub-division of Ordinary and ‘A’ Ordinary Shares from face value of Rs 10/- each to face value of Rs.2/- each. The face value of shares was sub-divided with effect from September 14, 2011 as per the circulars issued by the Stock Exchanges.

D. Selling shareholders.

Not applicable.

E. Dilution.

Not applicable.

F. Expenses of the issue.

Not applicable.

Item 10.	Additional Information.

A. Share Capital

Our authorized Share Capital is Rs.39 billion divided into 3.5 billion Ordinary Shares of Rs.2/- each, 1 billion ‘A’ Ordinary Shares of Rs.2/- each (the Ordinary Shares and the ‘A’ Ordinary Shares are hereinafter together referred to as Ordinary Shares or Shares unless otherwise specifically mentioned to the contrary) and 300 million Convertible Cumulative Preference Shares of Rs.100/- each.

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

In accordance with the Articles and under the Companies Act, we may issue Ordinary Shares with differential rights as to voting and/or dividend up to an amount not exceeding 25% of the total issued Ordinary Share Capital of the Company or such other limit as may be prescribed by applicable laws/regulations.

Our Shareholders of the Company vide postal ballot dated August 10, 2010 have approved the raising of long term resources under Section 81(1A) of the Companies Act, 1956 and Issuance of ‘A’ Ordinary Shares on exercise of conversion option by holders of Zero Coupon Convertible Alternative Reference Securities (CARS).

At the Annual General Meeting of the Company held on August 12, 2011, the shareholders of the Company approved sub-division of Ordinary and ‘A’ Ordinary Shares from face value of Rs 10/- each to face value of Rs.2/- each. The face value of shares was sub-divided with effect from September 14, 2011 as per the circulars issued by the Stock Exchanges. Post sub-division, both the ADSs and GDSs represent five underlying Ordinary Shares of Rs 2/- each.

Details of history and changes in our capital structure in the last three years

The following table sets out the details of the equity shares allotted by us in the last three years:

Description of Paid up Capital	Ordinary Shares	Description of Paid up Capital	‘A’ Ordinary Shares
Capital as on March 31, 2009	449,832,659	Capital as on March 31, 2009	64,175,655
Abeyance cases	939	Abeyance cases	719
GDS Issue 2009	29,904,306
Enhanced FCCNs Conversion US$ and JPY notes	26,643,266
Capital as on March 31, 2010	506,381,170	Capital as on March 31, 2010	64,176,374
Abeyance cases	306	Abeyance cases	306

Description of Paid up Capital	Ordinary Shares	Description of Paid up Capital	‘A’ Ordinary Shares
Capital as on July 31, 2010	506,381,476	Capital as on July 31, 2010	64,176,680
Capital as on August 31, 2010	506,381,476	Capital as on August 31, 2010	64,176,680
QIP Issuance	8,320,300	QIP Issuance	32,165,000
Capital as on October 11, 2010	514,701,776	Capital as on October 11, 2010	96,341,680
FCCN Conversion	7,758,937
Capital as on November 15, 2010	522,460,713	Capital as on November 15, 2010	96,341,680
FCCN Conversion	8,511,861
Capital as on November 30, 2010	530,972,574	Capital as on November 30, 2010	96,341,680
FCCN Conversion	5,751,162
Capital as on December 20, 2010	536,723,736	Capital as on December 20, 2010	96,341,680
Abeyance cases	82	Abeyance cases	26
Capital as on December 21, 2010	536,723,818	Capital as on December 21, 2010	96,341,706
FCCN Conversion	445,411
Capital as on January 17, 2011	537,169,229	Capital as on January 17, 2011	96,341,706
FCCN Conversion	47,641
Capital as on February 28, 2011	537,216,870	Capital as on February 28, 2011	96,341,706
FCCN Conversion	1,055,414
Capital as on March 31, 2011	538,272,284	Capital as on March 31, 2011	96,341,706
Abeyance cases	50,199	Abeyance cases	44,765
Capital as on May 23, 2011	538,322,483	Capital as on May 23, 2011	96,386,471
Capital as on May 31, 2011	538,322,483	Capital as on May 31, 2011	96,386,471
Capital as on June 30, 2011	538,322,483	Capital as on June 30, 2011	96,386,471
Sub-division of shares to face value of Rs.2 each with effect from September 14, 2011	2,691,612,415	Sub-division of shares to face value of Rs.2 each with effect from September 14, 2011	481,932,355
Capital as on September 30, 2011	2,691,612,415	Capital as on September 30, 2011	481,932,355
Abeyance cases	665	Abeyance cases	665
Capital as on October 10, 2011	26,91,613,080	Capital as on October 10, 2011	481,933,020
Abeyance cases	375	Abeyance cases	95
Capital as on December 19, 2011	2,691,613,455	Capital as on December 19, 2011	481,933,115
Capital as on March 31, 2012	2,691,613,455	Capital as on March 31, 2012	481,933,115
Abeyance cases	25	Abeyance cases	26,075
Capital as on April 9, 2012	2,691,613,480	Capital as on April 9, 2012	481,959,190
FCCN Conversion	22,370
Capital as on April 30, 2012	2,691,635,850	Capital as on April 30, 2012	481,959,190
FCCN Conversion	16,095,391
Capital as on May 11, 2012	2,707,731,241	Capital as on May 11, 2012	481,959,190
Capital as on June 30, 2012	2,707,731,241	Capital as on June 30, 2012	481,959,190

B. Memorandum and Articles of Association.

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

Under our Articles of Association, a director is not required to hold any qualification shares. Our Articles of Association do not prescribe an age limit for the retirement of the Directors. As per the Revised Guidelines (2012) adopted by our Board, executive directors retire at the age of 65, independent directors retire at the age of 75 and other non-executive directors retire at the age of 70 (subject to them meeting the transition clause). Further, as per the broad guidelines, the maximum tenure in case of non-executive directors is nine years and the Board may, based, inter alia, on the merit and contribution of each director, grant further tenure/s.

Under our Articles of Association, the number of our Directors cannot be less than three or more than fifteen.

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

Shares issued upon conversion of ADSs will rank pari passu with our existing Ordinary Shares of Rs. 2/- each in all respects including entitlement of the dividend declared.

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

The Company had vide resolution passed by the Shareholders at the Annual General Meeting held on August 12, 2011 altered the Capital Clause i.e. Clause V of the Memorandum of Association.

Clause V of our Articles, as amended, reads as follows -

“The Capital of the Company is Rs.39,00,00,00,000 divided into 3,50,00,00,000 Ordinary Shares of Rs.2/- each, 1,00,00,00,000 ‘A’ Ordinary Shares of Rs.2/- each (The Ordinary Shares and the ‘A’ Ordinary Shares are hereinafter together referred to as Ordinary Shares or shares unless otherwise specifically mentioned to the contrary) and 30,00,00,000 Convertible Cumulative Preference Shares of Rs.100/- each.

We the several persons whose names and addresses are subscribed are desirous of being formed into a Company, in pursuance of this Memorandum of Association and respectively agree to take the number of shares in the Capital of the Company set opposite our respective names.”

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

Holders of ADSs and of GDSs are not entitled to attend or vote at shareholders meetings. Holders of ADSs may exercise voting rights with respect to the Ordinary Shares represented by ADSs only in accordance with the provisions of our ADS deposit agreement (as amended) and Indian law. A holder of ADSs may withdraw from the ADS facility the related underlying shares and vote as a direct shareholder, but there may not be sufficient time to do so after the announcement of an upcoming vote. If requested by us, the depositary will notify holders of ADSs of upcoming votes and arrange to deliver our voting materials to holders of ADSs. The materials will describe the matters to be voted on and explain how holders of ADSs on a record date specified by the depositary may instruct the depositary to vote on the deposited securities underlying the ADSs as directed by the holders of ADSs. For the instructions to be valid, the depositary must receive them in writing on or before a date specified by the depositary. The depositary will try, insofar as practicable, subject to Indian laws and the provisions of our Articles of Association, to vote or have its agents vote the deposited securities as instructed. The depositary will only vote as instructed and is not entitled to exercise any voting discretion. If the depositary timely receives voting instructions from a holder of ADSs and which fails to specify the manner in which the depositary is to vote the shares underlying such holder’s ADSs, such holder will be deemed to have instructed the depositary to vote in favor of the items set forth in such voting instructions. If the depositary does not receive timely instructions from a holder of ADSs, the holder shall be deemed to have instructed the depositary to give a discretionary proxy to a person designated by us, subject to the conditions set forth in the deposit agreement (as amended). If requested by us, the depositary is required to represent all shares underlying the outstanding ADSs, regardless whether timely instructions have been received from the holders of such ADSs, for the sole purpose of establishing a quorum at a meeting of shareholders.

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

C. Material Contracts.

Except as given below, neither Tata Motors Limited nor any of its consolidated subsidiaries or associated companies is a party to any material contract other than contracts entered into in the ordinary course of business:

•

The Tata Brand Equity and Business Promotion Agreement, dated December 18, 1998, incorporated by reference into this annual report as Exhibit 4.1. Tata Motors Limited and certain of our subsidiaries have agreed to pay an annual subscription fee to Tata Sons Limited which is equal to 0.15%-0.25% of annual net income (defined as net revenues exclusive of excise duties and other governmental taxes and non-operating income), subject to a ceiling of 5% of annual profit before tax (defined as profit after interest and depreciation but before income tax) for participation and gain from promotion and protection of the Tata brand identity. Pursuant to the agreement, we have also undertaken certain obligations for the promotion and protection of the Tata brand licensed to us under the agreement.

•

The agreement dated September 16, 2009, entered into by us with Mr P M Telang for his appointment as Managing Director-India Operations. The compensation drawn by him pursuant to this agreement is shown in Item 6 B.

•

The agreement dated May 27, 2010, entered into by us with Mr Carl-Peter Forster for his appointment as Chief Executive Officer & Managing Director. The compensation drawn by him pursuant to this agreement is shown in Item 6 B.

•	The secondment agreement dated June 1, 2010, entered into by Jaguar Land Rover with Mr Carl-Peter Forster. The compensation drawn by him pursuant to this agreement is shown in Item 6 B.

•

The agreement dated January 26, 2010, entered into by Jaguar Land Rover with Dr. Ralf Speth in connection with his appointment as CEO and Director. The compensation drawn by him pursuant to this agreement is shown in Item  6 B.

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

Foreign Direct Investment

The Government of India, pursuant to its liberalization policy, set up the Foreign Investment Promotion Board, or the FIPB, to regulate all foreign direct investment into India. Foreign Direct Investment, means investment by way of subscription and/or purchase of securities of an Indian company by a non resident investor. Regulatory approval is required for investment in some sectors, including housing, petroleum (other than refining), defense and strategic industries. Also, the following investments would require the prior regulatory permission:

•	investments, including a transfer of shares, in excess of specified sectoral caps;

•	investments by an unincorporated entity;

•	investment in industries for which industrial licensing is compulsory; and

•

all proposals relating to acquisition of shares of an Indian company by a foreign investor (including individuals of Indian nationality or origin residing outside India (a “Non-Resident Indian”), the activities of which company are not under the “automatic” route under existing Indian foreign investment policy.

Prior no-objection certificates of the relevant financial regulator are required for transfers of shares from residents to non-residents in the financial services sector.

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

The above description applies only to a primary issue of shares or convertible debentures by an Indian company.

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

Investment by Qualified Foreign Investors (QFIs)

The RBI has by its circular number A.P.(DIR Series) circular No. 66, dated January 13, 2012, allowed QFIs to purchase equity shares of Indian companies on a repatriation basis subject to certain conditions. The individual and aggregate investment limits for QFIs are 5% and 10%, respectively of the paid up capital of Indian company. These limits are over and above the FII and NRI investment ceilings prescribed under the PIS route for foreign investment in India. Only QFIs from jurisdictions which are compliant with Financial Action Task Force (FATF) standards and that are signatories to the International Organization of Securities Commission’s (IOSCO’s) Multilateral Memorandum of Understanding (MMOU) are eligible to invest as QFIs.

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

Indirect Foreign Investment

In April 2010, the Indian Government issued the Consolidated FDI Policy (“Policy”) setting out guidelines for foreign investment in India. The policy is to be reissued every six months. The Policy inter alia prescribes the guidelines for (i) the calculation of total indirect foreign investment in Indian companies, (ii) transfer of ownership or control of Indian companies in sectors with caps from resident Indian citizens to non-resident entities and (iii) guidelines on downstream investments by Indian companies. Pursuant to the Policy, for the purposes of computation of indirect foreign investment in an Indian company, foreign investments in its parent company, by FIIs (holding as of March 31 of the relevant year), NRIs, ADRs, GDRs, FCCBs, FDI, convertible preference shares and convertible currency debentures are required to be taken together.

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

Transfer of ADRs by Non-residents

The Ministry of Finance, Government of India, has granted general permission for the transfer of ADRs outside India and also permitted non-resident holders of ADRs to surrender ADRs in exchange for the underlying shares. Pursuant to the terms of the relevant deposit agreement (as amended) an investor who surrenders ADRs and withdraws shares is permitted to re-deposit such shares subject to the total issued ADRs and obtains ADRs at a later time.

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

Two-way Fungibility of Depositary Receipts

We offer foreign investors a limited facility for conversion of Ordinary Shares into American Depositary Receipts within the limits permissible for two-way Fungibility, as announced by the Reserve Bank of India vide its operative guidelines for the limited two way fungibility under the “Issue of Foreign Currency Convertible Bond and Ordinary Shares (Through Depository Receipt Mechanism) Scheme, 1993, dated February 13, 2002”.

E. Taxation.

This section describes the material U.S. federal income tax consequences to “U.S. holders” (as defined below) and the Indian stamp duty and income and service tax consequences to “non-residents” (as defined below) of owning shares or ADSs. It applies to you only if you hold your shares or ADSs as capital assets for tax purposes. This section does not apply to you if you are a member of a special class of holders subject to special rules, including:

•	a dealer in securities,

•	a trader in securities that elects to use a mark-to-market method of accounting for securities holdings,

•	a tax-exempt organization,

•	a life insurance company,

•	a person liable for alternative minimum tax,

•	a person that actually or constructively owns 10% or more of our voting stock,

•	a person that holds shares or ADSs as part of a straddle or a hedging or conversion transaction,

•	a person that purchases or sells shares or ADSs as part of a wash sale for tax purposes or

•	a U.S. holder (as defined below) whose functional currency is not the U.S. dollar.

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

With regard to Indian tax, the following discussion addresses only the tax consequences for persons that are “non-residents” of India, as defined in the Indian Income Tax Act of 1961 (the “Income Tax Act”), and is based on the provisions of Section 115AC and other applicable provisions of the Income Tax Act and the Issue of Foreign Currency Convertible Bonds and Ordinary Shares (Through Depository Receipt Mechanism) Scheme, 1993 promulgated by the Government of India (together, the “Section 115AC Regime)”.

If a partnership holds shares or ADSs, the U.S. federal income tax treatment of a partner will generally depend on the status of the partner and the tax treatment of the partnership. If you hold shares or ADSs as a partner in a partnership, you should consult your tax advisor with regard to the U.S. federal income tax treatment of an investment in our shares or ADSs.

This discussion addresses only U.S. federal income taxation and Indian stamp duty and income and service taxation. In addition, this section is based in part upon the representations of the depositary and the assumption that each obligation in the deposit agreement (as amended) and any related agreement will be performed in accordance with its terms.

The Direct Tax Code (DTC), proposes to replace the existing Income Tax Act, 1961, with a view to simplify and rationalize the tax provisions. The DTC is proposed to come into effect from April 1, 2013 .The various proposals included in DTC are subject to review by Indian parliament and as such impact if any, is not quantifiable at this stage.

This summary is not intended to constitute a complete analysis of the individual tax consequences to nonresident holders for the acquisition, ownership and sale of ADSs and equity shares.

Taxation of Dividends

Indian Taxation

Dividends paid to non-residents of India will not be subject to Indian tax. However, the Company will be liable to pay a “dividend distribution tax”, currently at the rate of 15% (plus a surcharge at 5% and an education cess at the rate of 3% on the sum of the dividend distribution tax and surcharge) on the total amount distributed as a dividend. The effective rate of dividend distribution tax is 16.22%.

Distributions to non-residents of India of additional ADSs or shares or rights to subscribe for such shares made with respect to ADSs or shares are not subject to Indian tax.

U.S. Federal Income Taxation

Under the U.S. federal income tax laws, and subject to the Passive Foreign Investment Company (“PFIC”) rules described below, if you are a U.S. holder, the gross amount of any dividend we pay out of our current or accumulated earnings and profits (as determined for U.S. federal income tax purposes) is subject to U.S. federal income taxation. If you are a non-corporate U.S. holder, dividends paid to you in taxable years beginning before January 1, 2013, that constitute qualified dividend income will be taxable to you at a maximum tax rate of 15% provided that you hold the shares or ADSs for more than 60 days during the 121-day period beginning 60 days before the ex-dividend date and meet other holding period requirements. Dividends we pay with respect to our shares or ADSs generally will be qualified dividend income.

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

Taxation of Capital Gains and Losses

Indian Taxation

Capital Gains: Under Section 115AC and other applicable provisions of the Income Tax Act, any gain realized on the sale outside India of the ADSs from one non-resident of India to another non-resident of India is not subject to Indian capital gains tax. However, it is unclear whether a capital gain derived from the sale of rights by a non-resident of India to another non-resident of India outside of India may be subject to Indian capital gains tax.

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

Gain realized on the sale of listed equity shares held for more than 12 months will not be subject to Indian capital gains tax if the Securities Transaction Tax (“STT”) has been paid on the transaction. The STT will be levied on and collected by a domestic stock exchange on which equity shares are sold at the rate of 0.025% to 0.1% depending upon the nature of the transaction.

Any gain realized on the sale of listed equity shares held for more than 12 months on which no STT has been paid will be subject to Indian capital gains tax at the rate of 10% plus applicable surcharge on income tax and education cess at the applicable rates.

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

Capital Losses: The Section 115AC Regime does not deal with capital losses arising on a transfer of shares. In general terms, losses arising from a transfer of a capital asset in India can only be set off against capital gains and not against any other income. A short-term capital loss can be set off against a capital gain, whether short-term or long-term. However, long-term capital loss can only be set off against long-term capital gain and not against short-term capital gain. To the extent that the losses are not absorbed in the year of transfer, they may be carried forward for a period of eight assessment years immediately succeeding the assessment year for which the loss was first determined and may be set off against the capital gains assessable for such subsequent assessment years. In order to set off capital losses in this manner, the non-resident investor would be required to file appropriate and timely tax returns in India. The long-term capital loss arising on a sale of equity shares in respect of which STT is paid may not be available for set-off against any capital gains.

U.S. Federal Income Taxation

Generally, subject to the PFIC rules discussed below, if you are a U.S. holder and you sell or otherwise dispose of your shares or ADSs, you will recognize capital gain or loss for U.S. federal income tax purposes equal to the difference between the dollar value of the amount that you realize and your tax basis, determined in dollars, in your shares or ADSs. Capital gain of a non-corporate U.S. holder, is generally taxed at preferential rates where the holder has a holding period greater than one year. The gain or loss will generally be income or loss from sources within the United States for foreign tax credit limitation purposes.

Passive Foreign Investment Companies: We believe that the Shares and ADSs should not be treated as stock of a PFIC for U.S. federal income tax purposes, but this conclusion is a factual determination that is made annually and thus may be subject to change. If we were to be treated as a PFIC, then unless you elect to be taxed annually on a mark-to-market basis with respect to your shares or ADSs, gain realized on the sale or other disposition of your shares or ADSs would in general not be treated as capital gain. Instead, if you are a U.S. holder, you would be treated as if you had realized such gain and certain “excess distributions” ratably over your holding period for the shares or ADSs and would be taxed at the highest tax rate in effect for each such year to which the gain was allocated, together with an interest charged in respect of the tax attributable to each such year. With certain exceptions, your shares or ADSs will be treated as stock in a PFIC if we were a PFIC at any time during your holding period in your shares or ADSs. Dividends that you receive from us will not be eligible for the special tax rates applicable to qualified dividend income if we are treated as a PFIC with respect to you either in the taxable year of the distribution or the preceding taxable year, but instead will be taxable at rates applicable to ordinary income.

Indian Tax Treaties

The provisions of the tax treaty entered into by India and the country of residence of the non-resident investor will be applicable to the extent they are more beneficial to the non-resident investor. The Government has introduced General Anti Avoidance Rules (GAAR) which will be applicable with effect from April 1, 2013. As per the provisions of GAAR, an arrangement entered into by the assessee may be declared by the Income Tax Authorities to be an impermissible avoidance arrangement if it satisfies the specified conditions and consequently benefit under a tax treaty could be denied. Also, the Government has introduced a provision as per which the non-resident would not be entitled to claim any relief under the tax treaty unless the tax residency certificate containing such particulars as may be prescribed is obtained by him from the government of the country of which he is a tax resident.

Dividend income is not subject to tax in India in the hands of the non-resident holder of the shares. If any shares are held by a non-resident investor following withdrawal thereof from the depository facility under the deposit agreement (as amended), the provisions of a tax treaty, if any, entered into by India and the country of residence of such non-resident investor will be applicable to determine the taxation of any capital gain arising from a transfer of such shares.

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

Indian Service Tax

Brokerage or commission fees paid to stockbrokers in India in connection with the sale or purchase of shares are now subject to an Indian service tax of 12% (plus a 3% education cess). A stockbroker is responsible for collecting such service tax at such rate and for paying the same to the relevant authority.

F. Dividends and Paying Agents.

Not applicable.

G. Statement by Experts.

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

I. Subsidiary Information.

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

Commodity price risk

Commodity price risk is the possibility of impact from changes in the price of commodities, such as non-ferrous metals (like aluminum), ferrous alloys (like steel) and others (like rubber, platinum and rhodium), which we use in production of automotive vehicles and their components.

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

Fees and Other Payments Made by the Depositary to U.S.

For Fiscal 2012, we have received US$ 4.1 million from the Depositary for standard out of pocket maintenance costs of our ADR Program consisting of continuing annual stock exchange listing fees, special investor promotion activities & issue related expenses, cost for preparing and audit of IFRS accounts, legal/ accounting fees associated with the foreign listing, miscellaneous expenses such as costs associated with voting of ADRs holders, payment made to proxy firms, etc.

PART II

Item 13.	Defaults, Dividend Arrearages and Delinquencies.

None.

Item 14.	Material Modifications to the Rights of Security Holders and Use of Proceeds.

None.

Item 15.	Controls and Procedures.

Disclosure Controls and Procedures

Tata Motors performed an evaluation of the effectiveness of the design and operation of its disclosure controls and procedures as of March 31, 2012. Based on this evaluation, our Executive Director (Commercial Vehicles), Ravindra Pisharody, Executive Director, (Quality, Vendor Development & Strategic Sourcing), Satish Borwankar and our Chief Financial Officer, C. Ramakrishnan have concluded that our disclosure controls and procedures as defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934 (the Exchange Act) are effective.

Based on this evaluation, our Executive Directors and Chief Financial Officer concluded that our disclosure controls and procedures are effective, as of March 31, 2012, to provide reasonable assurance that the information required to be disclosed in filings and submissions under the Exchange Act is recorded, processed, summarized, and reported within the time periods specified by the SEC’s rules and forms, and that such information is accumulated and communicated to our management, including our Executive Directors and Chief Financial Officer, as appropriate to allow timely decisions about required disclosure.

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

Our management conducted an assessment of the effectiveness of our internal control over financial reporting based on the framework established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this assessment, management has determined that our internal control over financial reporting as at March 31, 2012 is effective.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions or that the degree of compliance with the policies or procedures may deteriorate.

The effectiveness of our internal control over financial reporting as at March 31, 2012 has been audited by Deloitte Haskins & Sells, an independent registered public accounting firm, as stated in their report appearing on the accompanying consolidated financial statements in Item 18, which expresses an unqualified opinion on the effectiveness of our internal control over financial reporting as at March 31, 2012.

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

We have adopted the “Tata Code of Conduct” (hereinafter referred as to ‘the Code’), a written Code of Ethics which is applicable to all our employees. The Code is available at all our offices and on our website www.tatamotors.com.

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

Our financial statements prepared in accordance with IFRS, are audited by Deloitte Haskins & Sells, or DHS, a firm registered with the Public Company Accounting Oversight Board (PCAOB) in the United States and which is also registered with the Institute of Chartered Accountants of India (ICAI).

DHS has served as our independent public accountant for each of the years ended March 31, 2012 and March 31, 2011, for which audited financial statements appear in this annual report.

The following table presents the aggregate fees for professional services and other services rendered by DHS and the various member firms of Deloitte to us including some of our subsidiaries in Fiscal 2012 and 2011.

	2012	2012	2011
	US$ in million	Rs. in million
Audit Fees	6.8	344.9	288.9	Audit and review of financial statements
Tax Fees	0.3	13.2	10.4	Tax audit, certification of foreign remittances and tax advisory services
All Other Fees	1.3	64.3	7.2	Other certifications and advisory services

Total	8.4	422.4	306.5

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

PART III

Item 17.	Financial Statements.

We have elected to provide the financial statements and related information specified in Item 18 in lieu of Item 17.

Item 18.	Financial Statements.

The information required by this item is set forth beginning on page F-1 of this annual report.

Item 19.	EXHIBITS.

Exhibit Number	Description

1.1—	Our Certificate of Incorporation.***

1.2—	Our Memorandum and Articles of Association,****; Capital Clause as amended.@

2.2—	Form of Amended and Restated Deposit Agreement among Tata Motors Limited, Citibank, N.A. as Depositary and all owners and holders from time to time of American Depositary Receipts, including the form of American Depositary Receipt**; Amendment No.1 thereto, dated December 16, 2009.@

4.1—	Tata Brand Equity & Business Promotion Agreement, dated December 18, 1998, between Tata Sons Limited and Tata Engineering and Locomotive Company Limited (now Tata Motors Limited).*

4.2—	Agreement for appointment of Mr P M Telang our Managing Director*****

4.3—	Agreement for appointment of Carl-Peter Forster as our CEO &Managing Director******

7.1—	Computation of Net Debt to Shareholders’ Equity Ratio.

8.1—	List of our Subsidiaries.

11.1—	The Tata Code of Conduct.*

12.1—	Certification of the Principal Executive Officer required by Rule 13a – 14(a).

12.2—	Certification of the Principal Executive Officer required by Rule 13a – 14(a).

12.3—	Certification of the Principal Financial Officer required by Rule 13a – 14(a).

13—	Certification of the Chief Executive Officer and Chief Financial Officer required by Rule 13a – 14(b) and Section 1350 of Chapter 63 of Title 18 of the United States Code.

We have not included as exhibits certain instruments with respect to our long-term debt, the amount of debt authorized under each of which does not exceed 10% of our total assets, and we agree to furnish a copy of any such instrument to the Securities Exchange Commission upon request.

*	Incorporated by reference to our Registration Statement on Form 20-F File No. 001-32294 filed on September 15, 2004.
**	Incorporated by reference to our Registration Statement on Form F-6 File No 333-119066 filed on September 16, 2004.
***	Incorporated by reference to our Annual Report on Form 20-F File No. 001-32294 filed on September 27, 2005.
****	Incorporated by reference to our Annual Report on Form 20-F File No. 001-32294 filed on September 28, 2008.
*****	Incorporated by reference to our Annual Report on Form 20-F File No. 001-32294 filed on October 7, 2009.
******	Incorporated by reference to our Annual Report on Form 20-F File No.001-32294 filed on September 30, 2010.
@	Filed with this Annual Report on Form 20-F.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

July 31, 2012

TATA MOTORS LIMITED

By	/s/ R. PISHARODY
Name:	R. Pisharody
Title:	Executive Director (Commercial Vehicles)

By	/s/ S. BORWANKAR
Name:	S. Borwankar
Title:	Executive Director (Quality, Vendor Development & Strategic Sourcing)

By	/s/ C. RAMAKRISHNAN
Name:	C. Ramakrishnan
Title:	Chief Financial Officer

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of

Tata Motors Limited

Mumbai, India

We have audited the accompanying consolidated balance sheets of Tata Motors Limited and subsidiaries (the “Company” or “Tata Motors”) as of March 31, 2012 and 2011, and the related consolidated income statements, consolidated statements of comprehensive income, consolidated statements of cash flows, and consolidated statements of changes in equity for each of the three years in the period ended March 31, 2012. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Tata Motors Limited and subsidiaries as of March 31, 2012 and 2011, and the results of their operations and their cash flows for each of the three years in the period ended March 31, 2012, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company’s internal control over financial reporting as of March 31, 2012, based on the criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated July 30, 2012, expressed an unqualified opinion on the Company’s internal control over financial reporting.

Our audit for the year ended and as of March 31, 2012, also comprehended the translation of Indian rupee amounts into United States dollar amounts and in our opinion, such translation has been made in conformity with the basis stated in Note 2(x). The translation of the consolidated financial statements amounts into United States dollars have been made solely for the convenience of the readers.

/s/ Deloitte Haskins & Sells

Mumbai, India

July 30, 2012

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of

Tata Motors Limited

Mumbai, India

We have audited the internal control over financial reporting of Tata Motors Limited and subsidiaries (the “Company” or “Tata Motors”) as of March 31, 2012, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in Item 15 under Controls and Procedures of the accompanying Form 20-F titled Management’s Annual Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit.

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

In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of March 31, 2012, based on the criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated financial statements as of and for the year ended March 31, 2012 of the Company and our report dated July 30, 2012, expressed an unqualified opinion on those financial statements.

/s/ Deloitte Haskins & Sells

Mumbai, India

July 30, 2012

Tata Motors Limited and subsidiaries

Consolidated Balance Sheets

	As of March 31,
	Notes	2012		2012		2011
	(In millions)
ASSETS:
Current assets:
Cash and cash equivalents	3	US$	2,868.8	Rs.	145,952.4	Rs.	90,670.9
Short-term deposits with banks			229.9		11,695.3		7,735.2
Finance receivables	4		1,345.2		68,438.8		64,752.1
Trade receivables			1,722.9		87,654.9		67,689.0
Investments	6		1,480.1		75,299.3		11,269.2
Other financial assets	7		418.7		21,301.0		11,213.1
Inventories	8		3,554.5		180,834.0		139,547.7
Other current assets	9		1,131.2		57,550.3		40,379.0
Current income tax assets			88.5		4,504.2		4,564.9

Total current assets			12,839.8		653,230.2		437,821.1

Finance receivables	4		2,020.7		102,802.0		81,575.6
Investments	6		142.9		7,269.7		7,616.0
Other financial assets	10		335.9		17,089.9		15,018.2
Property, plant and equipment	11		5,557.1		282,716.1		232,479.0
Goodwill	13		83.6		4,253.0		3,760.8
Intangible assets	14		5,549.8		282,347.4		199,652.6
Investment in equity accounted investees	15		457.3		23,265.9		28,504.3
Non-current income tax assets			97.0		4,933.0		4,573.6
Deferred income taxes	16		809.2		41,170.3		10,640.7
Other non-current assets	17		199.2		10,135.1		9,885.0

Total non-current assets			15,252.7		775,982.4		593,705.8

Total assets		US$	28,092.5	Rs.	1,429,212.6	Rs.	1,031,526.9

LIABILITIES AND EQUITY:
Liabilities:
Current liabilities:
Accounts payable		US$	6,575.9	Rs.	334,558.9	Rs.	224,904.7
Acceptances			801.7		40,787.4		53,607.8
Short-term borrowings and current portion of long-term debt	18		4,291.7		218,342.1		185,990.8
Other financial liabilities	19		587.1		29,871.2		12,519.7
Provisions	20		552.6		28,112.0		21,976.3
Other current liabilities	21		1,207.5		61,429.5		42,459.8
Current income tax liabilities			226.1		11,501.5		7,363.9

Total current liabilities			14,242.6		724,602.6		548,823.0

Long-term debt	22		5,644.2		287,148.1		201,471.3
Other financial liabilities	23		148.1		7,532.6		5,611.9
Non-current income tax liabilities			29.1		1,478.8		—
Deferred income taxes	16		214.3		10,902.4		13,963.0
Provisions	20		751.7		38,242.4		28,713.9
Other liabilities	24		549.6		27,962.1		21,684.5

Total non-current liabilities			7,337.0		373,266.4		271,444.6

Total liabilities			21,579.6		1,097,869.0		820,267.6

Equity:
Ordinary shares	25		105.8		5,383.6		5,383.1
‘A’ Ordinary shares	25		18.9		963.9		963.4
Additional paid-in capital			3,419.1		173,946.6		175,484.7
Reserves			2,885.7		146,807.5		45,136.2
Other components of equity	26		25.8		1,311.0		(18,098.4)

Equity attributable to shareholders of Tata Motors Limited			6,455.3		328,412.6		208,869.0
Non-controlling interests			57.6		2,931.0		2,390.3

Total equity			6,512.9		331,343.6		211,259.3

Total liabilities and equity		US$	28,092.5	Rs.	1,429,212.6	Rs.	1,031,526.9

See accompanying notes to consolidated financial statements

Tata Motors Limited and subsidiaries

Consolidated Income Statements

	Year ended March 31,
	Notes	2012		2012		2011		2010
	(In millions, except per share amounts)
Revenues		US$	32,245.9	Rs.	1,640,512.5	Rs.	1,209,902.6	Rs.	904,465.9

Finance revenues			478.4		24,340.4		22,231.5		21,796.9

Total revenues			32,724.3		1,664,852.9		1,232,134.1		926,262.8

Change in inventories of finished goods and work-in-progress			(506.5)		(25,770.1)		(18,874.7)		(9,343.9)
Purchase of products for sale			2,443.2		124,295.9		121,000.6		96,839.1
Raw materials and consumables			19,694.4		1,001,950.8		694,097.9		531,209.4
Employee cost	28		2,400.6		122,130.2		92,249.6		87,944.9
Depreciation and amortization			1,070.0		54,435.1		43,445.7		36,636.6
Other expenses	29		6,081.2		309,380.5		232,341.7		180,807.7
Expenditure capitalized			(1,624.8)		(82,659.8)		(57,433.1)		(46,046.7)
Gain on sale of controlling equity interest in subsidiary	30		—		—		—		(27,565.5)
Other (income) / loss (net)	31		(184.9)		(9,407.1)		8,218.0		418.6
Foreign exchange (gain)/loss (net)			219.2		11,154.2		(3,090.0)		(16,045.3)
Interest income			(106.7)		(5,426.8)		(3,669.5)		(2,570.1)
Interest expense (net)	32		752.6		38,290.4		36,853.5		40,396.0
Impairment in respect of equity accounted investees	15		97.9		4,981.0		—		—
Share of (profit)/loss of equity accounted investees	15		6.9		351.1		458.4		1,229.3

Net income before tax		US$	2,381.2	Rs.	121,147.5	Rs.	86,536.0	Rs.	52,352.7

Income tax expense	16		(92.5)		(4,707.1)		(12,787.3)		(14,771.6)

Net income		US$	2,288.7	Rs.	116,440.4	Rs.	73,748.7	Rs.	37,581.1
Attributable to:
Shareholders of Tata Motors Limited			2,273.3		115,659.1		73,401.8		38,028.7
Non-controlling interests			15.4		781.3		346.9		(447.6)

Earnings per share:	41
Ordinary shares:
Basic		US$	0.7	Rs.	36.4	Rs.	24.6	Rs.	14.4
Diluted		US$	0.7	Rs.	36.0	Rs.	24.5	Rs.	14.4
‘A’ Ordinary shares:
Basic		US$	0.7	Rs.	36.5	Rs.	24.7	Rs.	14.5
Diluted		US$	0.7	Rs.	36.1	Rs.	24.6	Rs.	14.5

See accompanying notes to consolidated financial statements

Tata Motors Limited and subsidiaries

Consolidated Statements of Comprehensive Income

	Year ended March 31,
	2012		2012		2011		2010
	(In millions)
Net income	US$	2,288.7	Rs.	116,440.4	Rs.	73,748.7	Rs.	37,581.1
Other comprehensive income
Currency translation differences		461.9		23,500.3		5,613.3		(5,629.9)
Gain/(loss) on cash flow hedges (net)		(63.4)		(3,224.0)		1,528.7		875.1
Actuarial gains and (losses) (net) *		13.1		667.3		(22,436.0)		(2,165.2)
Available-for-sale investments		(15.7)		(797.4)		38.8		198.5
Share of other comprehensive income of equity accounted investees		0.8		41.7		7.3		(17.6)

Other comprehensive income/(loss) for the year, net of tax		396.7		20,187.9		(15,247.9)		(6,739.1)

Total comprehensive income for the year	US$	2,685.4	Rs.	136,628.3	Rs.	58,500.8	Rs.	30,842.0

Attributable to:
Shareholders of Tata Motors Limited		2,668.2		135,751.2		58,115.5		31,385.4
Non-controlling interests		17.2		877.1		385.3		(543.4)

*	net of tax benefit, Rs. 12,193.0 million, Rs. 717.4 million and Rs. 211.8 million for the years ended March 31, 2012, March 31, 2011 and March 31, 2010, respectively.

See accompanying notes to consolidated financial statements

Tata Motors Limited and subsidiaries

Consolidated Statements of Cash Flows

	Year ended March 31,
	2012		2012		2011		2010
	(In millions)
Cash flows from operating activities:
Net income	US$	2,288.7	Rs.	116,440.4	Rs.	73,748.7	Rs.	37,581.1
Adjustments for:
Depreciation and amortization		1,070.0		54,435.1		43,445.7		36,636.6
Inventory write-down		41.3		2,098.8		1,512.5		2,851.0
Allowances for finance receivables		113.0		5,747.3		4,872.7		4,922.6
Allowances for trade and other receivables		19.6		997.3		1,099.4		1,587.0
Impairment in respect of equity accounted investees		97.9		4,981.0		—		—
Share of (profit)/ loss of equity accounted investees		6.9		351.1		458.4		1,229.3
Loss on sale of assets / assets written off		13.8		701.6		284.7		1,404.0
Goodwill impairment		0.9		45.7		—		10.9
Gain on sale of controlling equity interest in subsidiary		—		—		—		(27,565.5)
Gain on sale of investments		(9.5)		(484.5)		(166.6)		(7,023.1)
(Gain)/loss on conversion option		(47.8)		(2,432.4)		13,850.1		11,173.5
Foreign exchange (gain) / loss		260.9		13,275.8		(1,030.2)		(12,717.3)
Income tax expense		92.5		4,707.1		12,787.3		14,771.6
Interest expense		752.6		38,290.4		36,853.5		40,396.0
Interest income		(106.7)		(5,426.8)		(3,669.5)		(2,570.1)
Dividend income		(4.6)		(236.1)		(654.3)		(351.4)
Non-cash dividend income on mutual funds		(2.9)		(145.6)		(13.3)		(12.3)

Cash flows from operating activities before changes in following assets and liabilities		4,586.6		233,346.2		183,379.1		102,323.9
Trade receivable		(274.1)		(13,946.8)		3,512.1		(25,531.8)
Finance receivable		(602.7)		(30,660.4)		(3,890.5)		6,833.1
Other financial assets		(25.6)		(1,302.0)		170.6		(1,376.0)
Other current assets		(253.7)		(12,906.2)		(6,702.7)		(8,595.4)
Inventories		(571.7)		(29,083.5)		(27,569.9)		(15,854.9)
Other non-current assets		9.5		482.3		(2,070.9)		(2,265.4)
Accounts payable		1,551.6		78,936.3		33,498.4		43,082.9
Acceptances		(253.4)		(12,890.4)		(19,151.7)		26,073.3
Other current liabilities		279.2		14,205.1		4,776.5		27,314.4
Other financial liabilities		168.6		8,578.6		(2,561.9)		(2,194.1)
Other non-current liabilities		(168.1)		(8,553.2)		(9,612.6)		(1,058.6)
Provisions		196.7		10,000.3		2,092.5		(8,062.4)

Cash generated from operations		4,642.9		236,206.3		155,869.0		140,689.0
Income tax paid		(353.4)		(17,979.4)		(13,892.6)		(12,324.0)

Net cash provided by operating activities		4,289.5		218,226.9		141,976.4		128,365.0

Cash flows from investing activities:
Deposits with banks		(257.5)		(13,102.6)		(12,451.5)		(4,150.3)
Realization of deposits with banks		173.6		8,830.1		8,903.3		21.5
Repayment of loans / Loans (given) to equity accounted investees and others		(0.6)		(29.6)		48.0		(93.8)
Purchases of available-for-sale investments (net)		(1,149.2)		(58,464.6)		(332.0)		(9,895.5)
Purchases of other investments		(7.0)		(355.7)		(1,139.0)		—
Proceeds from sale of available-for-sale investments		0.4		20.2		64.3		10,056.5
Proceeds from sale of investments classified as loans and receivables		0.1		7.5		69.0		55.9

Tata Motors Limited and subsidiaries

Consolidated Statements of Cash Flows

	Year ended March 31,
	2012		2012		2011		2010
	(In millions)
Proceeds from sale of controlling equity interest in subsidiary, net of cash	US$	—	Rs.	—	Rs.	—	Rs.	11,144.8
Proceeds from sale of other investments		—		—		2.0		—
Deposits of margin money and other restricted deposits		(243.8)		(12,404.5)		(9,053.8)		(14,417.9)
Realization of margin money and other restricted deposits		99.5		5,062.3		18,285.2		11,421.6
Investments in equity accounted investees		(10.1)		(514.1)		(2,056.8)		(1,324.3)
Dividends received from equity accounted investees		9.2		465.9		399.9		94.7
Interest received		92.8		4,723.5		3,451.7		2,585.0
Dividend received		4.6		236.1		654.3		351.4
Payments for property, plant and equipment		(1,288.3)		(65,543.8)		(33,852.8)		(37,714.0)
Proceeds from sale of property, plant and equipment		18.2		926.3		384.4		311.0
Payments for intangible assets		(1,438.8)		(73,200.7)		(48,245.2)		(44,013.3)
Proceeds from sale of intangible assets		—		—		—		11.9
Part payment of purchase consideration for acquisition of subsidiaries		—		—		—		(426.0)
Payments for acquisitions, net of cash acquired		—		—		(119.4)		—

Net cash used in investing activities		(3,996.9)		(203,343.7)		(74,988.4)		(75,980.8)

Cash flows from financing activities:
Proceeds from issuance of shares		—		—		33,510.0		17,942.4
Shares issuance costs and FCCN conversion expenses		—		—		(1,030.8)		(711.2)
Proceeds from issue of shares by a subsidiary to non-controlling interests shareholders (net of share issue expenses)		27.2		1,383.9		57.6		542.3
Purchase of additional equity interest in a subsidiary		(59.8)		(3,043.4)		—		(137.1)
Dividends paid (including dividend tax)		(287.9)		(14,648.5)		(10,042.3)		(3,637.7)
Dividends paid to non-controlling interests shareholders of subsidiaries		(4.8)		(245.5)		(187.7)		(14.1)
Interest paid		(706.1)		(35,921.5)		(33,966.5)		(34,842.2)
Proceeds from issuance of short-term debt		1,621.4		82,489.1		132,814.8		173,904.3
Repayment of short-term debt		(2,033.9)		(103,472.3)		(144,556.0)		(178,696.1)
Net change in other short-term debt (with maturity up to three months)		82.6		4,202.9		(14,184.3)		(40,734.9)
Proceeds from issuance of long-term debt		3,757.2		191,148.5		66,745.3		184,103.6
Repayments of long-term debt		(1,747.0)		(88,878.7)		(72,159.3)		(117,782.8)
Debt issuance cost		(79.2)		(4,031.8)		—		(5,902.4)

Net cash provided by / (used in) financing activities		569.7		28,982.7		(42,999.2)		(5,965.9)

Net change in cash and cash equivalents		862.3		43,865.9		23,988.8		46,418.3
Effect of foreign exchange on cash and cash equivalents		224.3		11,415.6		3,219.2		(5,782.6)
Cash and cash equivalents, beginning of the year		1,782.2		90,670.9		63,462.9		22,827.2

Cash and cash equivalents, end of the year	US$	2,868.8	Rs.	145,952.4	Rs.	90,670.9	Rs.	63,462.9

Non-cash transactions:
Liability towards property, plant and equipment and intangible assets purchased on credit / deferred credit	US$	275.7	Rs.	14,026.6	Rs.	12,734.8	Rs.	11,374.0
1% Foreign currency convertible notes (USD) due 2011, 4% Foreign Currency Convertible Notes (USD) due 2014 and Zero coupon foreign currency convertible notes (JPY) due 2011 converted into 4,134,763 , 19,423,734 and 11,929 Ordinary Shares (face value of Rs.10) respectively during the year ended March 31, 2011, 1% foreign currency convertible notes (USD) due 2011, Zero coupon foreign currency convertible notes (JPY) due 2011 converted into 18,816,152 and 7,827,114 Ordinary Shares (face value of Rs.10) respectively during the year ended March 31, 2010		—		—	Rs.	28,230.2	Rs.	21,258.1

See accompanying notes to consolidated financial statements

Tata Motors Limited and subsidiaries

Consolidated statements of changes in equity

For each of the years ended March 31, 2012, 2011 and 2010

					Other components of equity						Reserves*
	Share capital		Additional paid-in capital		Currency translation reserve		Available- for-sale investments		Hedging Reserve		Capital redemption reserve		Debenture redemption reserve		Reserve for research and human resource development		Special reserve		Earned surplus reserve		Retained earnings		Equity attributable to shareholders of Tata Motors Limited		Non- controlling interests		Total equity
	(In Millions)
Balance as of April 1, 2011	Rs.	6,346.5	Rs.	175,484.7	Rs.	(20,399.1)	Rs.	772.0	Rs.	1,528.7	Rs.	22.8	Rs.	11,021.6	Rs.	1,510.2	Rs.	959.5	Rs.	113.2	Rs.	31,508.9	Rs.	208,869.0	Rs.	2,390.3	Rs.	211,259.3
Income for the year																						115659.1		115659.1		781.3		116,440.4
Other comprehensive income/(loss) for the year (net of tax)						23,432.1		(798.7)		(3,224.0)												682.7		20,092.1		95.8		20,187.9

Issue of shares held in abeyance		1.0		29.8																				30.8				30.8
Dividend paid (including dividend tax)																						(14,670.5)		(14,670.5)		(245.5)		(14,916.0)
Transfer to debenture redemption reserve														700.0								(700.0)		—				—
Transfer to earned surplus reserve																				26.8		(26.8)		—				—
Transfer to special reserve																		492.9				(492.9)		—				—
Transfer to reserve for human resource development																134.1						(134.1)		—				—
Changes in ownership interests in subsidiaries that do not result in a loss of control				(1,567.9)																				(1,567.9)		(90.9)		(1,658.8)

Balance as of March 31, 2012	Rs.	6,347.5	Rs.	173,946.6	Rs.	3,033.0	Rs.	(26.7)	Rs.	(1,695.3)	Rs.	22.8	Rs.	11,721.6	Rs.	1,644.3	Rs.	1,452.4	Rs.	140.0	Rs.	131,826.4	Rs.	328,412.6	Rs.	2,931.0	Rs.	331,343.6

									Rs.	1,311.0											Rs.	146,807.5

	US$	124.7	US$	3,419.1	US$	59.6	US$	(0.5)	US$	(33.3)	US$	0.4	US$	230.4	US$	32.3	US$	28.5	US$	2.8	US$	2,591.3	US$	6,455.3	US$	57.6	US$	6,512.9

									US$	25.8											US$	2,885.7

*	Refer note 27

See accompanying notes to consolidated financial statements

					Other components of equity						Reserves / (accumulated deficit)*
	Share capital		Additional paid-in capital		Currency translation reserve		Available- for-sale investments		Hedging Reserve		Capital redemption reserve		Debenture redemption reserve		Reserve for research and human resource development		Special reserve		Earned surplus reserve		Retained earnings		Equity attributable to shareholders of Tata Motors Limited		Non- controlling interests		Total equity
	(In Millions)
Balance as of April 1, 2010	Rs.	5,706.0	Rs.	115,496.7	Rs.	(25,982.3)	Rs.	733.5	Rs.	—	Rs.	22.8	Rs.	11,021.6	Rs.	948.3	Rs.	691.5	Rs.	101.1	Rs.	(8,561.5)	Rs.	100,177.7	Rs.	2,045.1	Rs.	102,222.8
Income for the year																						73,401.8		73,401.8		346.9		73,748.7
Other comprehensive income/(loss) for the year (net of tax)						5,583.2		38.5		1,528.7												(22,436.7)		(15,286.3)		38.4		(15,247.9)
Shares issued upon conversion of Foreign Currency Convertible Notes (net of issue expenses of Rs. 18.7 million)		235.7		27,975.8																				28,211.5				28,211.5
Issue of shares (net of issue expenses of Rs. 1,012.1 million)		404.8		32,093.1																				32,497.9				32,497.9
Shares issued to non-controlling interests																										57.6		57.6
Dividend paid (including dividend tax)																						(10,052.7)		(10,052.7)		(187.7)		(10,240.4)
Transfer to earned surplus reserve																				12.1		(12.1)		—				—
Transfer to special reserve																		268.0				(268.0)		—				—
Transfer to reserve for human resource development																561.9						(561.9)		—				—
Non-controlling interest arsising due to business combination																								—		9.1		9.1
Changes in ownership interests in subsidiaries that do not result in a loss of control				(80.9)																				(80.9)		80.9		—

Balance as of March 31, 2011	Rs.	6,346.5	Rs.	175,484.7	Rs.	(20,399.1)	Rs.	772.0	Rs.	1,528.7	Rs.	22.8	Rs.	11,021.6	Rs.	1,510.2	Rs.	959.5	Rs.	113.2	Rs.	31,508.9	Rs.	208,869.0	Rs.	2,390.3	Rs.	211,259.3

									Rs.	(18,098.4)											Rs.	45,136.2

*	Refer note 27

See accompanying notes to consolidated financial statements

					Other components of equity						Reserves / (accumulated deficit)*
	Share capital		Additional paid-in capital		Currency translation reserve		Available- for-sale investments		Hedging Reserve		Capital redemption reserve		Debenture redemption reserve		Reserve for research and human resource development		Special reserve		Earned surplus reserve		Retained earnings		Equity attributable to shareholders of Tata Motors Limited		Non- controlling interests		Total equity
	(In millions)
Balance as of April 1, 2009	Rs.	5,140.5	Rs.	78,169.6	Rs.	(20,432.6)	Rs.	546.6	Rs.	(875.1)	Rs.	22.8	Rs.	6,021.6	Rs.	948.3	Rs.	1,144.7	Rs.	71.4	Rs.	(36,212.4)	Rs.	34,545.3	Rs.	4,180.5	Rs.	38,725.8
Income/(loss) for the year																						38,028.7		38,028.7		(447.6)		37,581.1
Other comprehensive income/(loss) for the year						(5,549.7)		186.9		875.1												(2,155.6)		(6,643.3)		(95.8)		(6,739.1)
Shares issued upon conversion of Foreign Currency Convertible Notes (net of issue expenses of Rs. 17.4 million)		266.4		20,974.3																				21,240.7				21,240.7
Issue of shares (net of issue expenses of Rs. 711.2 million)		299.1		16,932.1																				17,231.2				17,231.2
Shares issued to non-controlling interests																										542.3		542.3
Dividend paid (including dividend tax)																						(3,645.7)		(3,645.7)		(14.1)		(3,659.8)
Transfer to earned surplus reserve																				29.7		(29.7)		—				—
Transfer to special reserve																		97.3				(97.3)		—				—
Transfer from special reserve																		(550.5)				550.5		—				—
Transfer to debenture redemption reserve														5,000.0								(5,000.0)		—				—
Sale of controlling equity interest in a subsidiary																										(2,575.6)		(2,575.6)
Changes in ownership interests in subsidiaries that do not result in a loss of control				(579.3)																				(579.3)		455.4		(123.9)

Balance as of March 31, 2010	Rs.	5,706.0	Rs.	115,496.7	Rs.	(25,982.3)	Rs.	733.5	Rs.	—	Rs.	22.8	Rs.	11,021.6	Rs.	948.3	Rs.	691.5	Rs.	101.1	Rs.	(8,561.5)	Rs.	100,177.7	Rs.	2,045.1	Rs.	102,222.8

									Rs.	(25,248.8)											Rs.	4,223.8

*	Refer note 27

See accompanying notes to consolidated financial statements

Tata Motors Limited and subsidiaries

Notes to Consolidated Financial Statements

1.	Background and operations

Tata Motors Limited and its subsidiaries, collectively referred to as (“the Company” or “Tata Motors”), designs, manufactures and sells a wide range of automotive vehicles. The Company provides financing for the vehicles sold by dealers of the Company in certain markets. The Company also manufactures engines for industrial and marine applications, aggregates such as axles and transmissions for commercial vehicles and factory automation equipment, and provides information technology services (also refer note 30 regarding sale of controlling equity interest in Telco Construction Equipment Company Limited (Telcon) – a subsidiary engaged in manufacture and sale of construction equipment).

Tata Motors Limited is a public limited company incorporated and domiciled in India and has its registered office at Mumbai, Maharashtra, India.

The consolidated financial statements were approved by the Board of Directors and authorised for issue on July 30, 2012.

In financial year 2008-09, the Company acquired Jaguar Land Rover businesses (referred to as “JLR”) which included three manufacturing facilities and two advanced engineering centers in the UK, and a worldwide sales network.

As on March 31, 2012, Tata Sons Limited (or Tata Sons), together with its subsidiaries, owns 29.02% of the ordinary shares and 3.85% of ‘A’ ordinary shares of Tata Motors Limited, and has the ability to significantly influence the Company’s operations (refer note 25 for voting rights relating to ordinary shares and ‘A’ ordinary shares).

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

Subsidiaries

The consolidated financial statements include Tata Motors Limited and its subsidiaries. Subsidiaries are entities controlled by the Company. Control exists when the Company has the power to govern the financial and operating policies of an entity so as to obtain benefits from its activities. In assessing control, potential voting rights that currently are exercisable are taken into account. The results of subsidiaries acquired or disposed of during the year are included in the consolidated financial statements from the effective dates of acquisition and up to the effective date of disposal, as appropriate.

Inter-company transactions and balances including unrealized profits are eliminated in full on consolidation.

Non-controlling interests in the net assets (excluding goodwill) of consolidated subsidiaries are identified separately from the Company’s equity. The interest of non-controlling shareholders may be initially measured either at fair value or at the non-controlling interests’ proportionate share of the fair value of the acquiree’s identifiable net assets. The choice of measurement basis is made on an acquisition by acquisition basis (refer note 2(v)). Subsequent to acquisition, the carrying amount of non-controlling interests is the amount of those interests at initial recognition plus the non-controlling interests’ share of subsequent changes in equity. Total comprehensive income is attributed to non-controlling interests even if it results in the non-controlling interest having a deficit balance (refer note 2(v)).

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

Equity accounted investees are accounted for using the equity method and are recognized initially at cost. The Company’s investment includes goodwill identified on acquisition, net of any accumulated impairment losses. The consolidated financial statements include the Company’s share of the income and expenses and equity movements of equity accounted investees, from the date that significant influence or joint control commences until the date that significant influence or joint control ceases. When the Company’s share of losses exceeds its interest in an equity accounted investee, the carrying amount of that interest (including any long-term investments in the nature of net investments) is reduced to nil and the recognition of further losses is discontinued except to the extent that the Company has an obligation or has made payments on behalf of the investee.

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

Purchase consideration in excess of the Company’s interest in the acquiree’s net fair value of identifiable assets, liabilities and contingent liabilities, is recognized as goodwill. Excess of the Company’s interest in the net fair value of the acquiree’s identifiable assets, liabilities and contingent liabilities over the purchase consideration is recognized, after reassessment of fair value of net assets acquired, in the income statement.

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

In particular, information about significant areas of estimation uncertainty and critical judgments in applying accounting policies that have the most significant effect on the amounts recognized in the financial statements are included in the following notes:

i)	Note 11(3) – Property, plant and equipment

As described in Note 11(3), the Company reasonably expects that the outcome of any legal proceeding in the Supreme Court of India, in respect of the decision by the High Court of Calcutta, relating to the cancellation of the lease land will be upheld in the Company’s favor.

ii)	Note 13 – Impairment of goodwill

iii)	Note 14 – Impairment of indefinite life intangible assets

iv)	Note 15 – Impairment of equity accounted investees

v)	Note 16 – Recoverability/recognition of deferred tax assets

vi)	Note 20 – Provision for product warranty

vii)	Note 33 – Assets and obligations relating to employee benefits

viii)	Note 36(a) and (d)(iv) – Determination of fair value of conversion option

f.	Revenue recognition

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

Revenues include incentives of Rs. 4,402.5 million, Rs. 8,112.8 million and Rs. 5,725.7 million for the year ended March 31, 2012, March 31, 2011 and March 31, 2010, respectively.

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

Transactions in foreign currencies are recorded at the exchange rate prevailing on the date of transaction. Foreign currency denominated monetary assets and liabilities are remeasured into the functional currency at the exchange rate prevailing on the balance sheet date. Exchange differences are recognized in the income statement except to the extent, exchange differences, which are regarded as an adjustment to interest costs on foreign currency borrowings, are capitalized as part of borrowing costs.

For the purpose of consolidation, the assets and liabilities of the Company’s foreign operations, are translated to Indian Rupee at the exchange rate prevailing on the balance sheet date, and the income and expenses at the average rate of exchange for the period. Exchange differences arising are recognized as currency translation reserve under equity.

j.	Income taxes

Income tax expense comprises current and deferred taxes. Income tax expense is recognized in the income statement except, when they relate to items that are recognized outside profit or loss (whether in other comprehensive income or directly in equity), in which case tax is also recognized outside profit or loss, or where they arise from the initial accounting for business combination. In the case of a business combination the tax effect is included in the accounting for the business combination.

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

Inventories include vehicles sold subject to repurchase arrangements. These vehicles are carried at cost to the Company and are amortized in changes in stocks and work-in-progress to their residual values (i.e. estimated second hand sale value) over the term of the arrangement.

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

Depreciation is not recorded on capital work-in-progress until construction and installation are complete and the asset is ready for its intended use. Capital work-in-progress includes capital advances.

n.	Intangible assets

Intangible assets purchased including acquired in business combination, are measured at cost or fair value as of the date of acquisition where applicable less accumulated amortization and accumulated impairment, if any. Intangible assets with indefinite lives are reviewed annually to determine whether indefinite-life assessment continues to be supportable. If not, the change in the useful life assessment from indefinite to finite is made on a prospective basis.

Amortization is provided on a straight-line basis over estimated useful lives of the intangible assets as per details below:

Estimated amortization period
Patents and technological know-how	2 to 12 years
Dealer network	20 years
Intellectual property rights	7 to 9 years
Software	2 to 8 years

The amortization period for intangible assets with finite useful lives is reviewed at least at each year end. Changes in expected useful lives are treated as changes in accounting estimates.

Capital work-in-progress includes capital advances.

Customer related intangible consists of dealer network.

Internally generated intangible asset

Research costs are charged to the income statement in the year in which they are incurred.

Product development costs incurred on new vehicle platform, engines, transmission and new products, are recognized as intangible assets, when feasibility has been established, the Company has committed technical, financial and other resources to complete the development and it is probable that asset will generate probable future economic benefits.

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

Product development cost is amortized over a period of 24 months to 120 months or on the basis of actual production to planned production volume over such period.

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

Assets taken on operating lease

Leases other than finance leases, are operating leases, and the leased assets are not recognized on the Company’s balance sheet. Payments made under operating leases are recognized in the income statement on a straight-line basis over the term of the lease.

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

If the recoverable amount of an asset (or cash-generating unit) is estimated to be less than its carrying amount, the carrying amount of the asset (or cash-generating unit) is reduced to its recoverable amount. An impairment loss is recognized immediately in the income statement.

As of March 31, 2012 and 2011, none of the Company’s property, plant and equipment and intangible assets were considered impaired.

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

A separate defined contribution plan is available to employees of a major subsidiary group, Jaguar Land Rover. Costs in respect of this plan are charged to the income statement as incurred.

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

Actuarial gains and losses

Actuarial gains and losses relating to retirement benefit plans are recognized directly in other comprehensive income in the period in which they arise. Actuarial gains and losses relating to long-term employee benefits are recognized in the income statement in the period in which they arise.

Measurement date

The measurement date of retirement plans is March 31.

r.	Dividends

Any dividend declared by Tata Motors Limited is based on the profits available for distribution as reported in the unconsolidated statutory financial statements of Tata Motors Limited prepared in accordance with Generally Accepted Accounting Principles in India (Indian GAAP). Further, Indian law mandates that dividend be declared out of distributable profits only after the transfer of a specified percentage of net income computed in accordance with current regulations to a general reserve. Accordingly, in certain years the net income reported in these financial statements may not be fully distributable. As of March 31, 2012 and March 31, 2011, the amounts available for distribution were Rs. 79,752.6 million and Rs. 85,940.6 million respectively.

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

Financial assets and financial liabilities at fair value through profit or loss: Derivatives, including embedded derivatives separated from the host contract, unless they are designated as hedging instruments, for which hedge accounting is applied, are classified into this category. These are measured at fair value with changes in fair value recognized in the income statement.

Loans and receivables: Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market and which are not classified as financial assets at fair value through profit or loss or financial assets available-for-sale. Subsequently, these are measured at amortized cost using the effective interest method less any impairment losses.

These include trade receivables, finance receivables, balances with banks, short-term deposits with banks, other financial assets and investments with fixed or determinable payments.

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

Dividends from available- for-sale debt securities are recognized in the income statement when the right to receive payment has been established.

Equity instruments that do not have a quoted market price in an active market and whose fair value cannot be reliably measured, are measured at cost.

When the financial asset is derecognized, the cumulative gain or loss in equity is transferred to the income statement.

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

Subsequent to initial recognition, the liability component of the foreign currency convertible notes is measured at amortized cost using the effective interest method. The conversion option is subsequently measured at fair value at each reporting date or on the date of conversion, as applicable, with changes in fair value recognized in income statement.

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

Impairment loss in respect of loans and receivables is calculated as the difference between their carrying amount and the present value of the estimated future cash flows discounted at the original effective interest rate. Such impairment loss is recognised in the income statement. If the amount of an impairment loss decreases in a subsequent period, and the decrease can be related objectively to an event occurring after the impairment was recognized, the previously recognized impairment loss is reversed. The reversal is recognized in the income statement.

Available-for-sale financial assets:

If the available-for-sale financial assets is impaired, the difference between the financial asset’s acquisition cost (net of any principal repayments and amortization) and the current fair value, less any previous impairment loss recognized in the income statement, is reclassified from equity to income statement. If, in a subsequent period, the fair value of a debt instrument classified as available-for-sale increases and the increase can be objectively related to an event occurring after the impairment loss was recognized, the impairment loss is reversed. The reversal is recognized in the income statement. Reversal of impairment loss on equity investments classified as available-for-sale, is not recognized in the income statement. Increase in their fair value after impairment, is recognized in other comprehensive income.

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

These forward and option contracts are stated at fair value at each reporting date. Changes in the fair value of these forward and option contracts that are designated and effective as hedges of future cash flows are recognized in other comprehensive income (net of tax), and the ineffective portion is recognized immediately in the consolidated income statement. Amounts accumulated in equity are reclassified to the consolidated income statement in the periods in which the forecasted transactions occurs.

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

If the forecast transaction is no longer expected to occur, the net cumulative gain or loss recognized in equity is immediately transferred to the consolidated income statement for the year.

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

The above changes have been applied from April 1, 2009, in accordance with the relevant transitional provisions.

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

Effective April 1, 2009, the Company early adopted IAS 27 (amended in 2008) and recognised gain in the income statement of Rs. 13,279.6 million (net of deferred tax liability of Rs. 3,713.9 million) attributable to recognizing the interest retained in Telco Construction Equipment Company Limited (Telcon) at fair value upon sale of the Company’s controlling equity interest in Telcon.

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

The Company would have absorbed loss of Rs. 458.1 million (for the year ended March 31, 2010) attributable to non-controlling interests as per the earlier accounting policy. The impact of the changes described above on basic and diluted earnings per share is disclosed in note 41.

w.	New accounting pronouncements

The Company has adopted with effect from April 1, 2011, the following new and revised standards and interpretations:

IAS 24 (2009) Related Party Disclosures- The revised standard has enhanced definition of a related party. The adoption of the amendments has no major impact on the financial position or performance of the Company as it relates to disclosure requirements. The related party disclosures set out in note 39 to the consolidated financial statements have been changed to reflect the application of the revised standard. The above changes have been made retrospectively.

Amendments to IFRIC 14 “The Limit on a Defined Benefit Asset, Minimum Funding Requirements and their Interaction” the amendments now enable recognition of an asset in the form of prepaid minimum funding contributions. The adoption of amendment to IFRIC 14 does not have any impact on the company’s financial statements.

IFRS 7 was amended in May 2010 as part of Improvements to IFRSs 2010. The effect of the amendments were to provide qualitative disclosures in the context of quantitative disclosures to enable users to link related disclosures to form an overall picture of the nature and extent of risks arising from financial instruments. This amendment also clarifies the required level of disclosure around credit risk and collateral held. The amendments issued in May 2010 are effective for annual periods beginning on or after January 1, 2011.

Other amendments to accounting standards or new interpretations issued by International Accounting Standards Board, which were applicable from April 1, 2011, do not have an impact on the Company’s financial statements.

The following pronouncements, issued by the IASB, are not yet effective and have not yet been adopted by the Company. The Company is evaluating the impact of these pronouncements on the consolidated financial statements:

Amendment to IAS 12 Income Taxes was issued by the IASB in December 2010 to provide an exception to the general principles of IAS 12 for investment property measured using the fair value model in IAS 40 Investment Property by the introduction of a rebuttable presumption that the carrying amount of the investment property will be recovered entirely through sale. The presumption can be rebutted if the investment property is depreciable and is held within a business model whose objective is to consume substantially all of the economic benefits over time, rather than through sale. The amendment and consequential withdrawal of SIC 21 Deferred Tax: Recovery of Underlying Assets is effective for annual periods beginning on or after January 01, 2012.

IAS 1 Presentation of financial statements was amended in June 2011 to require items of other comprehensive income to be grouped into those that will and will not subsequently be reclassified to profit or loss with tax on items of other comprehensive income required to be allocated on the same basis. The amendments are effective for annual periods beginning on or after July 1, 2012.

IFRS 7 Financial Instruments: Disclosures was amended in October 2010 to help users of financial statements to evaluate the risk exposures relating to transfers of financial assets and the effect of those risks on an entity’s financial position. The amendments are effective for annual periods beginning on or after July 1, 2011.

IFRS 7 Financial Instruments: Disclosures and IAS 32 Financial Instruments: Presentation were amended in December 2011 to clarify requirements for offsetting financial assets and financial liabilities and amend disclosures. The new disclosures are required for annual or interim periods beginning on or after January 1, 2013 and the clarifying amendments to IAS 32 are effective for annual periods beginning on or after January 1, 2014

IFRS 9 Financial Instruments was issued by IASB in November 2009 and revised in November 2010 as part of its project for revision of the accounting guidance for financial instruments. The new standard provides guidance with respect to classification and measurement of financial assets and financial liabilities. The standard will be effective for annual periods beginning on or after January 1, 2015.

IFRS 10 Consolidated Financial Statements establishes principles for the presentation and preparation of consolidated financial statements when an entity controls one or more other entities. The standard will be effective for annual periods beginning on or after January 1, 2013

IFRS 11 Joint Arrangements classifies joint arrangements as either joint operations (combining the existing concepts of jointly controlled assets and jointly controlled operations) or joint ventures (equivalent to the existing concept of a jointly controlled entity). Joint operation is a joint arrangement whereby the parties that have joint control have rights to the assets and obligations for the liabilities. Joint venture is a joint arrangement whereby the parties that have joint control of the arrangement have rights to the net assets of the arrangement. IFRS 11 requires the use of the equity method of accounting for interests in joint ventures thereby eliminating the proportionate consolidation method. The standard will be effective for annual periods beginning on or after January 1, 2013

IFRS 12 Disclosure of Interests in Other Entities applies to entities that have an interest in a subsidiary, a joint arrangement, an associate or an unconsolidated structured entity. The IFRS requires an entity to disclose information that enables users of financial statements to evaluate the nature of, and risks associated with, its interests in other entities; and the effects of those interests on its financial position, financial performance and cash flows. The standard will be effective for annual periods beginning on or after January 1, 2013

IFRS 13 Fair value measurement defines ‘fair value’ and sets out in a single IFRS a framework for measuring fair value and requires disclosures about fair value measurements. It seeks to increase consistency and comparability in fair value measurements and related disclosures through a fair value hierarchy. IFRS 13 is applicable prospectively from the beginning of the annual period in which the Standard is adopted. The standard will be effective for annual periods beginning on or after January 1, 2013

In June 2011, the IASB issued IAS 19, Employee Benefits, the amended IAS 19 eliminates the corridor approach and requires recognition of actuarial gains and losses in line item Other Comprehensive Income. These changes will have no impact on the Company because the Company does not apply the corridor approach and already recognizes changes in actuarial gains and losses in line item Other Comprehensive Income.

Further, the amended IAS 19, replaces the expected return on assets and interest costs on the defined benefit obligation with a single net interest component. Past service costs will be recognized fully in the period of the related plan amendment. The amendments to IAS 19 also change the requirements for termination benefits and include enhanced presentation and disclosure requirements. The standard will be effective for annual periods beginning on or after January 1, 2013

x.	Convenience translation

The consolidated financial statements have been expressed in Indian rupees (“Rs.”), Tata Motors Limited functional currency. For the convenience of the reader, the financial statements as at and for the year ended March 31, 2012, have been translated into U.S. dollars at US$ 1.00 = Rs. 50.875, based on fixing rate in the City of Mumbai on March 30, 2012, as published by the Foreign Exchange Dealers’ Association of India (FEDAI).

Such translation should not be construed as representation that the rupee amounts have been or could be converted into U.S. dollars at that or any other rate, or at all.

3.	Cash and cash equivalents

Cash and cash equivalents consist of the following:

	As of March 31,
	2012		2012		2011
	(In millions)
Cash balances	US$	4.2	Rs.	215.5	Rs.	246.1
Balances with banks (including deposits with original maturity of up to three months)		2,864.6		145,736.9		90,424.8

Total	US$	2,868.8	Rs.	145,952.4	Rs.	90,670.9

Cash and cash equivalents includes Rs. 36,974.1 million and Rs. 15,765.6 million as of March 31, 2012 and 2011 respectively, held by a subsidiary that operates in a country where exchange control restrictions prevent the balances being available for general use by Tata Motors Limited and other subsidiaries.

4.	Finance receivables

Finance receivables consist of vehicle loans, the details of which are as follows:

	As of March 31,
	2012		2012		2011
	(In millions)
Finance receivables	US$	3,583.9	Rs.	182,330.4	Rs.	155,398.6
Less: allowance for credit losses		218.0		11,089.6		9,070.9

Total	US$	3,365.9	Rs.	171,240.8	Rs.	146,327.7

Current portion		1,345.2		68,438.8		64,752.1
Non-current portion		2,020.7		102,802.0		81,575.6

Total	US$	3,365.9	Rs.	171,240.8	Rs.	146,327.7

Changes in the allowance for credit losses in finance receivables are as follows:

	Year ended March 31,
	2012		2012		2011		2010
	(In millions)
Balance at the beginning	US$	178.3	Rs.	9,070.9	Rs.	8,481.1	Rs.	7,415.2
Allowances made during the year		113.0		5,747.3		4,872.7		4,922.6
Written off		(73.3)		(3,728.6)		(4,282.9)		(3,856.7)

Balance at the end	US$	218.0	Rs.	11,089.6	Rs.	9,070.9	Rs.	8,481.1

5.	Allowances for trade and other receivables

Changes in the allowances for trade and other receivables are as follows:

	Year ended March 31,
	2012		2012		2011		2010
	(In millions)
Balance at the beginning	US	$58.2	Rs.	2,963.3	Rs.	3,023.7	Rs.	2,798.8
Sale of subsidiary		—		—		—		(265.0)
Allowance made during the year (net)		19.6		997.3		1,099.4		1,587.0
Written off		(4.2)		(211.5)		(1,216.6)		(1,009.5)
Foreign exchange translation differences		1.9		98.1		56.8		(87.6)

Balance at the end	US$	75.5	Rs.	3,847.2	Rs.	2,963.3	Rs.	3,023.7

6.	Investments

Investments consist of the following:

	As of March 31,
	2012		2012		2011
	(In millions)
Available-for-sale, at fair value	US$	1,540.4	Rs.	78,365.0	Rs.	15,026.7
Unquoted equity investments, at cost		76.0		3,866.4		3,513.5
Loans and receivables		6.6		337.6		345.0

Total	US$	1,623.0	Rs.	82,569.0	Rs.	18,885.2

Available-for-sale, financial assets (investments) are as follows:

	As of March 31,
	2012		2012		2011
	(In millions)
Quoted equity shares	US$	56.8	Rs.	2,885.3	Rs.	3,645.4
Mutual funds		1,481.2		75,356.3		11,243.6
Corporate bonds and other debt instruments		2.4		123.4		137.7

Total available for sale securities	US$	1,540.4	Rs.	78,365.0	Rs.	15,026.7

The current and non-current classifications of investments are as follows:

	As of March 31,
	2012		2012		2011
	(In millions)
Current investments	US$	1,480.1	Rs.	75,299.3	Rs.	11,269.2
Non-current investments		142.9		7,269.7		7,616.0

Total	US$	1,623.0	Rs.	82,569.0	Rs.	18,885.2

The fair value of the unquoted equity investments cannot be reliably measured as the variability in the range of fair value estimates is significant and the probabilities of the various estimates cannot be reasonably assessed.

7.	Other financial assets - current

Other financial assets - current consist of the following:

	As of March 31,
	2012		2012		2011
	(In millions)
Derivative financial instruments	US$	77.6	Rs.	3,950.4	Rs.	3,648.4
Advances and other receivables recoverable in cash		74.0		3,764.7		3,969.5
Inter corporate deposits		9.9		504.2		474.6
Margin money with banks		8.0		405.0		2,297.2
Restricted bank deposits		249.2		12,676.7		823.4

Total	US$	418.7	Rs.	21,301.0	Rs.	11,213.1

Margin money with banks is restricted cash deposits, and consists of collateral provided for transfer of finance receivables. Restricted bank deposits include Rs.10,709.1 million and Rs. Nil as of March 31, 2012 and 2011 respectively, held as security in relation to bank borrowings. The deposits are pledged till the maturity of the respective borrowings.

8.	Inventories

Inventories consist of the following:

	As of March 31,
	2012		2012		2011
	(In millions)
Raw materials and consumables	US$	550.0	Rs.	27,980.5	Rs.	25,417.8

Work-in-progress		376.4		19,148.5		11,176.5
Finished goods		2,628.1		133,705.0		102,953.4

Total	US$	3,554.5	Rs.	180,834.0	Rs.	139,547.7

Inventories of finished goods include Rs. 10,916.1 million and Rs. 8,368.8 million as of March 31, 2012 and March 31, 2011, respectively, relating to vehicles sold subject to repurchase arrangements.

Cost of inventories (including cost of purchased products) recognised as expense during the years ended March 31, 2012, March 31, 2011 and March 31, 2010 amounted to Rs. 1,221,929.5 million, Rs. 908,917.6 million and Rs. 716,420.2 million, respectively.

During the years ended March 31, 2012, March 31, 2011 and March 31, 2010 the Company recorded inventory write-down expense of Rs. 2,098.8 million, Rs. 1,512.5 million and Rs. 2,851.0 million, respectively.

9.	Other current assets

Other current assets consist of the following:

	As of March 31,
	2012		2012		2011
	(In millions)
Advances to suppliers and contractors	US$	51.6	Rs.	2,624.9	Rs.	1,306.0

VAT, other taxes recoverable, statutory deposits and dues from government		1,009.0		51,334.8		35,058.4
Prepaid expenses		69.4		3,529.0		3,705.4
Others		1.2		61.6		309.2

Total	US$	1,131.2	Rs.	57,550.3	Rs.	40,379.0

10.	Other financial assets — non-current

Other financial assets - non-current consist of the following:

	As of March 31,
	2012		2012		2011
	(In millions)
Margin money with banks	US$	42.9	Rs.	2,184.4	Rs.	5,293.7
Restricted deposits		129.3		6,577.2		4,677.2
Loans to employees		9.4		476.1		518.3
Loan to the equity accounted investee		52.1		2,650.0		2,650.0
Derivative financial instruments		37.3		1,897.0		—
Others		64.9		3,305.2		1,879.0

Total	US$	335.9	Rs.	17,089.9	Rs.	15,018.2

Margin money with banks is restricted cash deposits, and consists of collateral provided for transfer of finance receivables. Restricted deposits are held as security in relation to vehicles ultimately sold on lease. The amount is pledged until the leases reach their respective maturity.

Loan to the equity accounted investee represents loan given to a joint venture of the Company. This loan is subordinated to other borrowings of the joint venture. Subject to certain conditions, the loan is convertible into equity of the joint venture at the option of the joint venture.

11.	Property, plant and equipment

	Land and buildings		Plant and equipment		Vehicles		Computers		Furniture and fixtures		Total
	(In millions)
Cost as of April 1, 2011	Rs.	57,367.9	Rs.	249,757.9	Rs.	2,312.4	Rs.	8,213.2	Rs.	3,414.1	Rs.	321,065.5
Additions		5,316.2		53,617.0		1,430.7		1,305.3		1,061.0		62,730.2
Currency translation differences		4,166.1		16,415.9		166.2		214.3		262.1		21,224.6
Disposal		(144.1)		(2,136.0)		(608.5)		(211.1)		(121.4)		(3,221.1)

Cost as of March 31, 2012		66,706.1		317,654.8		3,300.8		9,521.7		4,615.8		401,799.2
Accumulated depreciation (net of Rs. 1,593.2 million in respect of disposals)		(10,509.4)		(131,216.6)		(1,253.3)		(6,437.6)		(2,376.8)		(151,793.7)

Net carrying amount as of March 31, 2012	Rs.	56,196.7	Rs.	186,438.2	Rs.	2,047.5	Rs.	3,084.1	Rs.	2,239.0	Rs.	250,005.5
Capital work-in – progress												32,710.6

Total											Rs.	282,716.1

											US$	5,557.1

Depreciation for the year	Rs.	(1,574.1)	Rs.	(28,473.5)	Rs.	(529.2)	Rs.	(810.3)	Rs.	(462.2)	Rs.	(31,849.3)

											US$	(626.0)

	Land and buildings		Plant and equipment		Vehicles		Computers		Furniture and fixtures		Total
	(In millions)
Cost as of April 1, 2010	Rs.	50,182.5	Rs.	210,805.0	Rs.	1,480.4	Rs.	7,639.0	Rs.	3,128.6	Rs.	273,235.5
Additions		6,277.2		39,746.9		1,025.8		880.9		786.3		48,717.1
Acquisitions through business combinations		3.0		4.8		—		20.2		0.1		28.1
Currency translation differences		1,283.8		4,303.5		15.2		53.2		47.7		5,703.4
Disposal		(378.6)		(5,102.3)		(209.0)		(380.1)		(548.6)		(6,618.6)

Cost as of March 31, 2011		57,367.9		249,757.9		2,312.4		8,213.2		3,414.1		321,065.5
Accumulated depreciation (net of Rs.5,949.9 million in respect of disposals)		(8,355.4)		(98,882.7)		(1,032.3)		(5,418.8)		(1,838.6)		(115,527.8)

Net carrying amount as of March 31, 2011	Rs.	49,012.5	Rs.	150,875.2	Rs.	1,280.1	Rs.	2,794.4	Rs.	1,575.5	Rs.	205,537.7
Capital work-in –progress												26,941.3

Total											Rs.	232,479.0

Depreciation for the year	Rs.	(1,540.7)	Rs.	(26,187.1)	Rs.	(348.8)	Rs.	(797.9)	Rs.	(507.7)	Rs.	(29,382.2)

Notes:

1.	Net carrying amounts of property, plant and equipment under finance lease arrangements are as follows:

	As of March 31,
	2012		2012		2011
	(In millions)
Land	US$	3.6	Rs.	184.5	Rs.	184.5
Buildings		6.2		314.6		348.9
Plant and equipment		34.0		1,728.1		1,778.9
Computers		10.0		508.3		230.4

Total	US$	53.8	Rs.	2,735.5	Rs.	2,542.7

2.	Land and buildings includes freehold land of Rs. 16,975.1 million and Rs. 15,593.1 million as of March 31, 2012 and March 31, 2011 respectively.

3.	Capital work-in-progress as of March 31, 2012, includes buildings of Rs. 3,098.8 million on leased land located in the State of West Bengal in India for the purposes of manufacturing automobiles. As a result of the decision to relocate and construct a similar manufacturing facility at, another location, the management was in the process of evaluating several options, under all of which no adjustment to the carrying amount of the buildings was considered necessary. In June 2011, the newly elected Government of West Bengal (referred to as the “State Government”) enacted legislation to cancel the land lease agreement.

The Company challenged the legal validity of the legislation. In June 2012, the High Court of Calcutta (referred to as the “High Court”) ruled against the validity of the legislation and restored the Company’s rights under the land lease agreement. The High Court allowed the State Government to appeal in the Supreme Court of India (referred to as the “Supreme Court”), within two months from the date of the High Court’s judgment. As of the date of these financial statements, the State Government has yet to file an appeal.

The Company reasonably expects that the High Court’s judgment, based on established position of law, will be upheld by the Supreme Court in the event the State Government files an appeal.

12.	Leases

The Company has taken land, buildings, plant and equipment, computers and furniture and fixtures under operating and finance leases. The following is the summary of future minimum lease rental payments under non-cancellable operating leases and finance leases entered into by the Company:

	As of March 31,
	2012						2011
	(In millions)
	Operating		Finance				Operating		Finance
	Minimum Lease Payments		Minimum Lease Payments		Present value of minimum lease payments		Minimum Lease Payments		Minimum Lease Payments		Present value of minimum lease payments
Not later than one year	Rs.	926.4	Rs.	585.9	Rs.	524.7	Rs.	911.0	Rs.	445.0	Rs.	437.0
Later than one year but not later than five years		2,375.9		1,760.7		1,550.5		1,657.9		1,482.4		1,276.7
Later than five years		9,288.3		3.7		3.3		8,793.2		255.5		183.5

Total minimum lease commitments	Rs.	12,590.6	Rs.	2,350.3	Rs.	2,078.5	Rs.	11,362.1	Rs.	2,182.9	Rs.	1,897.2
	US$	247.5	US$	46.2	US$	40.8
Less: future finance charges				(271.8)						(285.7)

Present value of minimum lease payments			Rs.	2,078.5					Rs.	1,897.2

Included in the financial statements as:
Other current financial liabilities (refer note 19)					Rs.	524.7					Rs.	437.0
Other non-current financial liabilities (refer note 23)						1,553.8						1,460.2

					Rs.	2,078.5					Rs.	1,897.2

					US$	40.8

Total operating lease expense was Rs. 2,863.6 million, Rs. 2,297.2 million and Rs. 1,683.6 million for the years ended March 31, 2012, 2011 and 2010, respectively.

Significant leasing arrangements include lease of land under operating lease for a period of 90 years with a renewal option for a further period of 90 years. Minimum lease payments for a period ‘later than five years’ includes Rs. 8,445.3 million relating to this leasing arrangement.

13.	Goodwill

	As of March 31,
	2012		2012		2011
	(In millions)
Balance at the beginning	US$	73.9	Rs.	3,760.8	Rs.	3,518.3
Goodwill arising on business combination		—		—		83.0
Goodwill impairment		(0.9)		(45.7)		—
Currency translation differences		10.6		537.9		159.5

Balance at the end	US$	83.6	Rs.	4,253.0	Rs.	3,760.8

In fiscal 2011, the Company acquired Trilix Srl., a subsidiary, for a cash consideration of Rs.119.4 million and acquired net assets of Rs 36.4 million, resulting in goodwill of Rs 83.0 million.

As of March 31, 2012, goodwill of Rs. 229.8 million and Rs. 4,023.2 million relate to the automotive and related activity segment (Tata and other brand vehicles including financing thereof) and ‘others’ segment, respectively. As of March 31, 2011, goodwill of Rs. 270.9 million and Rs. 3,489.9 million relates to the automotive and related activity segment (Tata and other brand vehicles including financing thereof) and ‘others’ segment, respectively.

As of March 31, 2012, goodwill of Rs. 4,023.2 million has been allocated to software consultancy and services cash generating unit. The recoverable amount of the cash generating unit has been determined based on value in use. Value in use has been determined based on future cash flows, after considering current economic conditions and trends, estimated future operating results, growth rates and anticipated future economic conditions.

As of March 31,2012, the estimated cash flows for a period of 5 years were developed using internal forecasts, and a pre-tax discount rate of 11.92%. The cash flows beyond 5 years have been extrapolated assuming zero growth rates. The management believes that any reasonably possible change in the key assumptions would not cause the carrying amount to exceed the recoverable amount of the cash generating unit.

14.	Intangible asset

Intangible assets consist of the following:

	Software		Patents and technological know how		Customer related		Intellectual property rights and other intangibles		Product development		Indefinite life trademarks and brands		Total
	(In millions)
Cost as of April 1, 2011	Rs.	12,118.6	Rs.	10,954.5	Rs.	6,340.6	Rs.	177.3	Rs.	66,800.3	Rs.	44,188.7	Rs.	140,580.0
Additions through internal development		—		—		—		—		47,027.8		—		47,027.8
Other additions		3,793.1		1.2		—		—		—		—		3,794.3
Currency translation differences		1,388.0		1,478.5		892.3		30.5		7,859.7		6,218.8		17,867.8
Disposal		(165.6)		—		—		—		—		—		(165.6)

Cost as of March 31, 2012		17,134.1		12,434.2		7,232.9		207.8		121,687.8		50,407.5		209,104.3

Accumulated amortization (net of Rs.165.6 million in respect of disposals)		(9,418.2)		(4,844.7)		(3,212.1)		(16.2)		(38,045.9)		—		(55,537.1)

Net carrying amount as of March 31, 2012	Rs.	7,715.9	Rs.	7,589.5	Rs.	4,020.8	Rs.	191.6	Rs.	83,641.9	Rs.	50,407.5	Rs.	153,567.2

Capital work-in-progress														128,780.2

Total													Rs.	282,347.4

													US$	5,549.8

Amortization for the year	Rs.	(2,870.9)	Rs.	(959.8)	Rs.	(238.3)	Rs.	(3.6)	Rs.	(18,513.2)	Rs.	—	Rs.	(22,585.8)

													US$	(444.0)

	Software		Patents and technological know how		Customer related		Intellectual property rights and other intangibles		Product development		Indefinite life trademarks and brands		Total
	(In millions)
Cost as of April 1, 2010	Rs.	9,008.1	Rs.	10,446.6	Rs.	6,038.9	Rs.	140.9	Rs.	56,135.6	Rs.	42,086.4	Rs.	123,856.5
Additions through internal development		—		—		—		—		9,198.7		—		9,198.7
Other additions		3,116.8		8.3		—		—		—		—		3,125.1
Acquisitions through business combination		30.0		—		—		0.2		—		—		30.2
Currency translation differences		312.0		499.6		301.7		36.2		1,466.0		2,102.3		4,717.8
Disposal		(348.3)		—		—		—		—		—		(348.3)

Cost as of March 31, 2011		12,118.6		10,954.5		6,340.6		177.3		66,800.3		44,188.7		140,580.0

Accumulated amortization (net of Rs. 221.4 million in respect of disposals)		(5,920.6)		(3,411.0)		(2,602.2)		(12.6)		(17,301.5)		—		(29,247.9)

Net carrying amount as of March 31, 2011	Rs.	6,198.0	Rs.	7,543.5	Rs.	3,738.4	Rs.	164.7	Rs.	49,498.8	Rs.	44,188.7	Rs.	111,332.1
Capital work-in-progress														88,320.5

Total													Rs.	199,652.6

Amortization for the year	Rs.	(3,179.5)	Rs.	(941.3)	Rs.	(212.6)	Rs.	(8.9)	Rs.	(9,721.2)	Rs.	—	Rs.	(14,063.5)

The useful life of trademarks and brands in respect of the acquired Jaguar Land Rover businesses has been determined to be indefinite as the Company expects to generate future economic benefits indefinitely from these assets.

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

The estimated cash flows for a period of four years were developed using internal forecasts, and a pre-tax discount rate of 10.8%. The cash flows beyond four years have been extrapolated assuming zero growth rate. The management believes that any reasonably possible change in the key assumptions would not cause the carrying amount to exceed the recoverable amount of the cash generating unit.

15.	Investments in equity accounted investees:

a)	Associates:

Summarized financial information in respect of the Company’s associates is as follows:

	As of March 31,
	2012		2012		2011
	(In millions)
Total assets	US$	1,146.7	Rs.	58,339.7	Rs.	53,669.3
Total liabilities		828.5		42,151.4		37,077.8
Carrying amount of investment in associates	US$	356.8	Rs.	18,151.0	Rs.	23,187.5

	Year ended March 31,
	2012		2012		2011		2010
	(In millions)
Total revenue	US$	1,990.6	Rs.	101,269.6	Rs.	75,392.7	Rs.	36,992.5
Total profits/(loss) for the period		35.2		1,788.5		3,210.9		1,042.2
Company’s share in profit/ (loss)*	US$	5.4	Rs.	275.8	Rs.	856.2	Rs.	428.3

The Company acquired additional equity shareholding in one of the associates and increased its ownership to 47.18% from 44.21% during the year ended March 31, 2012, for a total consideration of Rs. 58.6 million.

Fair value of investment in an equity accounted associate for which published price quotation is available was Rs.894.3 million and Rs. 1,009.3 million as of March 31, 2012 and 2011 respectively. The carrying amount as of March 31, 2012 and 2011 was Rs. 1,270.7 million and Rs. 1,170.5 million respectively.

In fiscal 2012, the Company has recognized an impairment loss of Rs. 4,981.0 million in respect of its investment in an associate on account of current economic slowdown and increased competition from new entrants. The associate is engaged in the business of manufacture and sale of construction equipment. The recoverable amount of the investment is determined based on value in use.

b)	Jointly controlled entities:

Summarized financial information in respect of the Company’s jointly controlled entities (adjusted for the percentage of the ownership held by the Company) is as follows:

	As of March 31,
	2012		2012		2011
	(In millions)
Current assets	US$	142.1	Rs.	7,229.1	Rs.	8,876.9
Non -current assets		306.4		15,587.3		16,550.0
Current liabilities		205.4		10,448.7		11,604.4
Non- current liabilities		163.4		8,313.9		9,705.9
Carrying amount of investment in jointly controlled entities	US$	100.5	Rs.	5,114.9	Rs.	5,316.8

	Year ended March 31,
	2012		2012		2011		2010
	(In millions)
Income	US$	350.1	Rs.	17,810.3	Rs.	19,515.1	Rs.	16,676.2
Expenses		360.1		18,319.5		20,764.7		18,169.6
Company’s share of profit/ (loss)*	US$	(12.3)	Rs.	(626.9)	Rs.	(1,314.6)	Rs.	(1,657.6)

The Company has 50% equity shareholding with equivalent voting power in Fiat India Automobiles Ltd., a joint venture established in India.

c)	Summary of carrying amount of investments in equity accounted investees:

	As of March 31,
	2012		2012		2011
	(In millions)
Carrying amount of investment in associates	US$	356.8	Rs.	18,151.0	Rs.	23,187.5
Carrying amount of investment in jointly controlled entities		100.5		5,114.9		5,316.8

Total	US$	457.3	Rs.	23,265.9	Rs.	28,504.3

*	Company’s share of profit/(loss) of the equity accounted investees has been determined after giving effect for the subsequent amortization/depreciation and other adjustments arising on account of fair value adjustments made to the identifiable net assets of the equity accounted investees as at the date of acquisition and other adjustments arising under the equity method of accounting.

16.	Income taxes

The domestic and foreign components of net income before income tax:

	Year ended March 31,
	2012		2012		2011		2010
	(In millions)
Net income before income taxes
India	US$	160.4	Rs.	8,164.7	Rs.	8,956.3	Rs.	40,834.5
Other than India		2,220.8		112,982.8		77,579.7		11,518.2

Total	US$	2,381.2	Rs.	121,147.5	Rs.	86,536.0	Rs.	52,352.7

The domestic and foreign components of income tax expense:

	Year ended March 31,
	2012		2012		2011		2010
	(In millions)
Current taxes
India	US$	106.4	Rs.	5,410.9	Rs.	6,615.3	Rs.	7,755.1
Other than India		335.8		17,082.6		10,603.7		3,190.5
Deferred taxes
India		(55.8)		(2,834.1)		362.1		4,959.3
Other than India		(293.9)		(14,952.3)		(4,793.8)		(1,133.3)

Total income tax expense	US$	92.5	Rs.	4,707.1	Rs.	12,787.3	Rs.	14,771.6

The reconciliation of estimated income tax to income tax expense is as follows:

	For the years ended March 31,
	2012		2012		2011		2010
	(In millions)
Income before income taxes	US$	2,381.2	Rs.	121,147.5	Rs.	86,536.0	Rs.	52,352.7

Income tax expense at tax rates applicable to individual entities		640.4		32,581.0		24,034.5		17,060.1
Additional deduction for research and product development cost (net)		(147.4)		(7,501.4)		(5,583.5)		(3,869.2)
Effect of gain (net) on sale of investments (including equity interest in subsidiaries) subject to lower tax rate / not liable to tax		—		—		(2.1)		(5,284.7)
Items (net) not deductible for tax / not liable to tax
- foreign currency (gain) / loss relating to loans and deposits (net)		9.6		487.5		305.5		(1,649.9)
- interest, loss / gain on conversion option and other expenses relating to borrowings for investment		33.4		1,698.6		7,545.4		5,829.2
Tax on undistributed earnings of subsidiaries and associates		88.4		4,497.9		2,131.6		642.2
Loss in respect of which deferred tax assets not recognized due to uncertainty		19.5		990.1		579.5		2,044.8
Utilization / credit of unrecognised tax losses and unabsorbed depreciation		(580.4)		(29,528.7)		(17,070.3)		—
Tax on share of loss of equity accounted investees		2.2		111.3		152.3		417.8
Effect of lower tax rate on fair valuation of retained equity interest (refer note 30)		—		—		—		(2,029.8)
Others		26.8		1,370.8		694.4		1,611.1

Income tax expense reported	US$	92.5	Rs.	4,707.1	Rs.	12,787.3	Rs.	14,771.6

Significant components of deferred tax asset and liability for the year ended March 31, 2012

	Opening balance		Recognised in profit or loss		Recognised in / reclassified from other comprehensive income		Closing balance
Deferred tax assets:
Depreciation carry forwards	Rs.	2,330.5	Rs.	2,954.3	Rs.	—	Rs.	5,284.8
Business loss carry forwards		610.6		48,131.9		1,803.3		50,545.8
Expenses deductible in future years
– provisions, allowances for doubtful receivables, finance receivables		10,957.6		2,820.1		1,146.6		14,924.3
– Interest and fair value change on conversion option		1,263.9		447.2		—		1,711.1
Compensated absences and retirement benefits		4,929.0		(8,817.7)		13,196.2		9,307.5
Minimum alternate tax carry- forward		11,581.6		2,931.4		—		14,513.0
Property, plant and equipment		15,994.3		(6,175.8)		2,023.3		11,841.8
Others		4,124.8		3,220.2		1,278.5		8,623.5

Total deferred tax asset	Rs.	51,792.3	Rs.	45,511.6	Rs.	19,447.9	Rs.	116,751.8

Deferred tax liabilities:
Property, plant and equipment		11,598.2		573.7		24.2		12,196.1
Intangible assets		33,912.3		24,067.8		3,557.2		61,537.3
Undistributed earnings in subsidiaries and associates		4,364.7		4,497.9		350.8		9,213.4
Fair valuation of retained interest in a subsidiary subsequent to disposal of controlling equity interest		3,991.2		(1,148.2)		—		2,843.0
Others		1,248.2		(266.0)		(288.1)		694.1

Total deferred tax liability	Rs.	55,114.6	Rs.	27,725.2	Rs.	3,644.1	Rs.	86,483.9

Net assets / (liability)	Rs.	(3,322.3)	Rs.	17,786.4	Rs.	15,803.8	Rs.	30,267.9

	US$	(65.4)	US$	349.7	US$	310.6	US$	594.9

Deferred tax asset					US$	809.2	Rs.	41,170.3
Deferred tax liability					US$	(214.3)	Rs.	(10,902.4)

As of March 31, 2012, unrecognized deferred tax assets amount to Rs. 2,858.5 million and Rs. 1,360.3 million, which can be carried forward indefinitely and upto a specified period, respectively. These relate primarily to business losses. The deferred tax asset has not been recognized on the basis that its recovery is not probable in the foreseeable future.

Tata Motors Limited (on standalone basis, being its tax status) is liable to pay Minimum Alternate Tax (MAT). Under the Indian Income tax laws, the tax paid under MAT provisions can be carried forward and set-off against future income tax liabilities computed under normal tax provisions within a period of ten years. Deferred tax assets of Tata Motors Limited (on standalone basis, being its tax status) as at March 31, 2012 of Rs. 5,179.0 million towards depreciation, Rs. 491.7 million towards business loss and Rs. 14,470.0 million towards credit for MAT paid, have been recognized on the basis of estimated taxable income for future years and computation of tax liability.

In fiscal 2012, the Group recognised all previously unrecognised unused tax losses and other temporary differences pertaining to the subsidiary company in the UK - Rs. 38,934.2 million in light of the planned consolidation of the UK manufacturing business in fiscal 2013 and business forecasts showing continuing profitability. Accordingly, Rs. 11,553.4 million of previously unrecognised deductible temporary differences has been utilised to reduce current tax expense and previously unrecognized deferred tax benefit of Rs.17,975.3 million and Rs. 9,405.5 million has been recognized in the income statement and other comprehensive income, respectively, during the year ended March 31,2012.

Unrecognized deferred tax assets expire unutilized based on the year of origination as follows:

March 31,	In millions
2013	Rs.	15.7	US$	0.3
2014		12.1		0.2
2015		15.1		0.3
2016		1.6		—
2017		179.3		3.5
Thereafter	Rs.	1,136.5	US$	22.3

Significant components of deferred tax asset and liability for the year ended March 31, 2011

	Opening balance		Recognised in profit or loss		Recognised in / reclassified from other comprehensive income		Recognised directly in equity		Closing balance
Deferred tax assets:
Depreciation carry forwards	Rs.	2,471.8	Rs.	(141.3)		Rs. —	Rs.	—	Rs.	2,330.5
Business loss carry forwards		2,055.4		(1,530.6)		85.8		—		610.6
Expenses deductible in future years
– provisions, allowances for doubtful receivables, finance receivables		6,126.1		4,728.3		103.2		—		10,957.6
– interest and fair value change on conversion option		1,700.8		(250.0)		—		(186.9)		1,263.9
Compensated absences and retirement benefits		4,342.5		(183.6)		770.1		—		4,929.0
Minimum alternate tax carry-forward		7,318.0		4,263.6		—		—		11,581.6
Property, plant and equipment		12,211.2		3,215.0		568.1		—		15,994.3
Others		1,637.9		2,472.4		14.5		—		4,124.8

Total deferred tax asset	Rs.	37,863.7	Rs.	12,573.8	Rs.	1,541.7	Rs.	(186.9)	Rs.	51,792.3

Deferred tax liabilities:
Property, plant and equipment		9,556.0		2,042.9		(0.7)		—		11,598.2
Intangible assets		29,440.9		3,642.7		828.7		—		33,912.3
Undistributed earnings in subsidiaries and associates		2,243.4		2,131.6		(10.3)		—		4,364.7
Fair valuation of retained interest in a subsidiary subsequent to disposal of controlling equity interest		3,991.2		—		—		—		3,991.2
Others		327.6		324.9		595.7		—		1,248.2

Total deferred tax liability	Rs.	45,559.1	Rs.	8,142.1	Rs.	1,413.4	Rs.	—	Rs.	55,114.6

Net assets / (liability)	Rs.	(7,695.4)	Rs.	4,431.7	Rs.	128.3	Rs.	(186.9)	Rs.	(3,322.3)

Deferred tax asset									Rs.	10,640.7
Deferred tax liability									Rs.	(13,963.0)

Significant components of deferred tax asset and liability for the year ended March 31, 2010

	Opening balance		Recognised in profit or loss		Recognised in / reclassified from other comprehensive income		Disposal of subsidiary/others		Closing balance
Deferred tax assets:
Depreciation carry forwards	Rs.	3,279.0	Rs.	(807.2)	Rs.	—	Rs.	—	Rs.	2,471.8
Business loss carry forwards		3,162.4		(1,097.8)		(9.2)		—		2,055.4
Expenses deductible in future years
– provisions, allowances for doubtful receivables, finance receivables		4,031.5		2,296.7		(68.5)		(133.6)		6,126.1
– Interest and fair value change on conversion option		412.6		1,288.2		—		—		1,700.8
– exchange gain/loss on forward contracts		460.6		(10.0)		(450.6)		—		—
Compensated absences and retirement benefits		1,079.5		3,125.3		202.1		(64.4)		4,342.5
Minimum alternate tax carry- forward		2,200.5		5,117.5		—		—		7,318.0
Property, plant and equipment		8,534.8		4,240.6		(564.2)		—		12,211.2
Others		1,315.6		714.7		(390.6)		(1.8)		1,637.9

Total deferred tax asset	Rs.	24,476.5	Rs.	14,868.0	Rs.	(1,281.0)	Rs.	(199.8)	Rs.	37,863.7

Deferred tax liabilities:
Property, plant and equipment		8,140.0		1,779.9		(0.2)		(363.7)		9,556.0
Intangible assets		17,394.1		12,897.2		(531.1)		(319.3)		29,440.9
Undistributed earnings in subsidiaries and associates		2,060.3		112.1		71.0		—		2,243.4
Fair valuation of retained interest in a subsidiary subsequent to disposal of controlling equity interest		—		3,991.2		—		—		3,991.2
Others		425.8		(86.4)		22.8		(34.6)		327.6

Total deferred tax liability	Rs.	28,020.2	Rs.	18,694.0	Rs.	(437.5)	Rs.	(717.6)	Rs.	45,559.1

Net assets / (liability)	Rs.	(3,543.7)	Rs.	(3,826.0)	Rs.	(843.5)	Rs.	517.8	Rs.	(7,695.4)

Deferred tax asset									Rs.	5,939.1
Deferred tax liability									Rs.	(13,634.5)

17.	Other non-current assets

Other non-current assets consist of the following:

	As of March 31,
	2012		2012	2011
	(In millions)
Taxes recoverable, statutory deposits and dues from government	US$	142.4	Rs. 7,246.0	Rs.	8,726.6
Prepayments for assets taken on operating lease (net of amortization)		17.5	892.1		902.0
Prepaid loan arrangement fees		14.4	733.7		—
Others		24.9	1,263.3		256.4

Total	US$	199.2	Rs.10,135.1	Rs.	9,885.0

Others include Rs. 154.9 million and Rs. 67.2 million, towards pension assets pertaining to Jaguar Land Rover businesses as of March 31, 2012 and March 31, 2011, respectively.

18.	Short-term borrowings and current portion of long-term debt

Short-term borrowings and current portion of long-term debt consist of the following:

	As of March 31,
	2012		2012		2011
	(In millions)
Commercial paper	US$	246.3	Rs.	12,529.5	Rs.	24,320.3
Loans from banks / financial institutions		1,933.1		98,350.3		107,253.7
Inter-corporate deposits		5.9		300.0		570.0
Current portion of long-term debt (refer note 22)		2,106.4		107,162.3		53,846.8

Total	US$	4,291.7	Rs.	218,342.1	Rs.	185,990.8

For details of carrying amount of assets pledged as security for secured borrowings refer note 37.

19.	Other financial liabilities

Other current financial liabilities consist of the following:

	As of March 31,
	2012		2012		2011
	(In millions)
Liability towards vehicles sold under repurchase arrangements	US$	246.4	Rs.	12,534.4	Rs.	8,678.0
Interest accrued but not due		99.6		5,069.5		2,001.6
Lease liabilities		10.3		524.7		437.0
Derivative financial instruments		178.1		9,061.3		377.7
Deferred payment liability		14.8		753.0		753.0
Unclaimed matured fixed deposits		33.7		1,716.9		96.6
Others		4.2		211.4		175.8

Total	US$	587.1	Rs.	29,871.2	Rs.	12,519.7

20.	Provisions

Provisions consist of the following:

	As of March 31,
	2012		2012		2011
	(In millions)
Current
Product warranty	US$	509.5	Rs.	25,922.6	Rs.	20,527.9
Product liability		26.0		1,324.8		1,363.2
Provision for residual risk		3.5		175.8		68.8
Other provisions		13.6		688.8		16.4

Total-Current	US$	552.6	Rs.	28,112.0	Rs.	21,976.3

Non-current
Employee benefits obligations	US$	149.9	Rs.	7,626.3	Rs.	6,699.4
Product warranty		544.4		27,695.0		20,271.8
Provision for residual risk		22.3		1,134.0		433.6
Provision for environmental liability		32.4		1,648.6		1,309.1
Other provisions		2.7		138.5		—

Total-Non-current	US$	751.7	Rs.	38,242.4	Rs.	28,713.9

	Year ended March 31,
	2012		2012		2012		2012
	Product Warranty				Product Liability
	(In millions)
Balance at the beginning	US$	802.0	Rs.	40,799.7	US$	26.8	Rs.	1,363.2
Provision made during the year		677.6		34,471.4		26.4		1,343.1
Provision used during the year		(525.4)		(26,728.4)		(30.9)		(1,569.6)
Impact of discounting		(10.5)		(530.4)		—		—
Impact of foreign exchange translation		110.2		5,605.3		3.7		188.1

Balance at the end	US$	1,053.9	Rs.	53,617.6	US$	26.0	Rs.	1,324.8

Current	US$	509.5	Rs.	25,922.6	US$	26.0	Rs.	1,324.8
Non-current	US$	544.4	Rs.	27,695.0	US$	—	Rs.	—

	Year ended March 31,
	2012		2012		2012		2012
	Provision for residual risk				Provision for environmental liability
	(In millions)
Balance at the beginning	US$	9.9	Rs.	502.4	US$	25.7	Rs.	1,309.1
Provision made during the year		13.7		694.7		3.8		194.7
Provision used during the year		—		—		(1.0)		(49.6)
Impact of foreign exchange translation		2.2		112.7		3.9		194.4

Balance at the end	US$	25.8	Rs.	1,309.8	US$	32.4	Rs.	1,648.6

Current	US$	3.5	Rs.	175.8	US$	—	Rs.	—
Non-current	US$	22.3	Rs.	1,134.0	US$	32.4	Rs.	1,648.6

21.	Other current liabilities

Other current liabilities consist of the following:

	As of March 31,
	2012		2012		2011
	(In millions)
Liability for advances received	US$	465.5	Rs.	23,682.5	Rs.	19,677.1
Statutory dues		719.7		36,613.6		21,001.4
Others		22.3		1,133.4		1,781.3

Total	US$	1,207.5	Rs.	61,429.5	Rs.	42,459.8

Statutory dues include sales tax, excise duty and other taxes payable.

22.	Long-term debt

Long-term debt consists of the following:

	As of March 31,
	2012		2012		2011
	(In millions)
Non Convertible Debentures	US$	1,454.2	Rs.	73,984.8	Rs.	66,699.5

Foreign currency convertible notes (including fair value of conversion option)
1% Foreign Currency Convertible Notes (USD) due 2011		—		—		49.8
Zero Coupon Convertible Alternative Reference Securities (USD) due 2012 (CARS)		644.2		32,775.7		29,285.9
4% Foreign Currency Convertible Notes (USD) due 2014		236.2		12,016.8		10,555.0

Collateralized debt obligation		349.1		17,762.7		50,471.1
Buyers credit from banks at floating interest rate		141.4		7,194.0		5,110.2
Fixed deposits from public and shareholders		455.2		23,159.5		35,560.0
Loan from banks / financial institutions		2,078.2		105,726.1		56,890.8
Senior Notes (EURO MTF listed debt)		2,378.7		121,017.8		—
Others		13.4		673.0		695.8

Total	US$	7,750.6	Rs.	394,310.4	Rs.	255,318.1
Less: current portion (refer note 18)		2,106.4		107,162.3		53,846.8

Long-term debt	US$	5,644.2	Rs.	287,148.1	Rs.	201,471.3

Foreign currency convertible notes

1% foreign currency convertible notes (USD) due 2011

On April 27, 2004, Tata Motors Limited raised US$ 300 million (Rs. 13,155.0 million at issue) by way of 1% Convertible Notes due for redemption on April 27, 2011. The noteholders had an option to convert these notes into ordinary shares or ADSs of Tata Motors Limited determined at an initial conversion price of Rs. 780.40 per share (face value Rs.10) (converted at fixed rate of conversion of Rs. 43.85 per USD), from and including June 7, 2004 to and including March 28, 2011. The conversion price of the Notes was reset to a price of Rs. 737.29 per share (face value Rs.10) on account of our rights issue in fiscal 2009 and further to a price of Rs. 736.72 per share (face value Rs.10) on account of our GDS issue in fiscal 2010, at a fixed rate of conversion of Rs. 43.85 per USD. The conversion price remains subject to certain adjustments. In the event of certain changes affecting taxation, Tata Motors Limited has an option to redeem in whole but not in part, these Notes at any time. Unless previously converted, redeemed or purchased and cancelled, these Notes were due for redemption on April 27, 2011 at 121.781% of the principal amount.

There was no conversion till March 31, 2009.

During the year ended March 31, 2010, the Company had offered to non-US noteholders of outstanding Notes, an option to convert their Notes into Ordinary Shares during a limited offer period from March 23, 2010 to March 29, 2010. During this period, as per the terms of Invitation Memorandum, noteholders could elect to receive shares at enhanced conversion terms. Noteholders, who did not participate, would continue with all the terms of their Notes as applicable prior to this limited period offer. 18,816,152 ordinary shares (face value Rs. 10) were allotted on conversion of 229,634 Notes, with an aggregate value, net of Rs. 12.3 million being stamp duty expenses on conversion, of Rs. 15,733.2 million (USD 350.4 million), to noteholders who exercised the option.

During the year ended March 31, 2011, Notes 69,468 were converted into 4,134,763 equity shares (face value Rs. 10). The balance 898 outstanding Notes have been redeemed at maturity on April 27, 2011.

Zero coupon convertible alternative reference securities (USD) due 2012(CARS)

On July 12, 2007, Tata Motors Limited raised funds aggregating USD 490 million (Rs.19,927.1 million at issue) by issue of Zero Coupon Convertible Alternative Reference Securities (CARS) due on July 12, 2012, which allow Tata Motors Limited to give the noteholders an option to convert the notes into qualifying securities as per the terms of issue after appropriate adjustment to the conversion price. If Tata Motors Limited does not exercise this option, the conversion may be made by the noteholders from and including October 11, 2011 to and including June 12, 2012, into ordinary shares or ADSs of Tata Motors Limited, at an initial conversion price of Rs. 960.96 per share (face value Rs. 10) (equivalent to USD 23.67 at a fixed rate of exchange on conversion of Rs. 40.59 per USD) which is subject to adjustment in certain circumstances. The conversion price of the notes was reset to a price of Rs 907.87 (face value Rs. 10) per share on account of our rights issue in fiscal 2009 and further to a price of Rs 907.17 (face value Rs. 10) per share on account of our GDS issue in fiscal 2010, at a fixed rate of conversion of Rs. 40.59 per USD. Tata Motors Limited has a right to redeem in whole, but not in part, these Notes at any time on or after October 11, 2011, subject to certain conditions. Unless previously converted, redeemed or purchased and cancelled as per the terms of issue, these will be redeemed on July 12, 2012 at 131.82% of the outstanding principal amount.

During the year ended March 31, 2009, the Company bought back and cancelled 170 Notes (Principal value of USD 17 million).

There has been no conversion till March 31, 2012.

During the year ended March 31, 2012, the conversion price of the notes has been reset to a price of Rs 181.434 per share on account of sub-division of shares at a fixed rate of conversion of Rs. 40.59 per USD (refer note 25).

Further, as of March 31, 2012, 4,730 outstanding Notes may at the option of the noteholders be converted into 105,818,480 ADSs or shares at any time from and including October 11, 2011 to and including June 12, 2012.

4% foreign currency convertible notes (USD) due 2014

On October 15, 2009, Tata Motors Limited raised funds aggregating USD 375 million (Rs. 17,941.9 million at issue) by issue of 4% Convertible Notes due on October 16, 2014. The noteholders have an option to convert these Notes into ordinary shares or GDSs or ADSs of Tata Motors Limited. The conversion may be made by the noteholders, in the case of Shares or GDSs, at any time during the period from and including November 25, 2009 to and including October 9, 2014 and, in the case of ADSs, at any time from and including October 15, 2010 to and including October 9, 2014, at an initial conversion price of Rs. 623.88 per share (face value Rs. 10) (equivalent to USD13.48 per share at a fixed rate of exchange on conversion of Rs. 46.28 per USD). The conversion price of the notes was reset to a price of Rs. 613.77 (face value Rs. 10) per share on account of cash dividend distribution anti dilution adjustment as per terms of issue in fiscal 2011, at fixed rate of conversion of Rs. 46.28 per USD. The conversion price is subject to adjustment in certain circumstances. Tata Motors Limited has a right to redeem in whole but not in part, these Notes at any time on or after October 15, 2012, subject to certain conditions. In the event of certain changes affecting taxation, Tata Motors Limited has an option to redeem in whole but not in part, these Notes at any time. Unless previously converted, redeemed or purchased and cancelled as per the terms of issue, these Notes will be due for redemption on October 16, 2014 at 108.505 % of the principal amount.

There has been no conversion during the year ended March 31, 2010.

During the year ended March 31, 2011, Notes 2,576 were converted into 19,423,734 equity shares of face value of Rs.10 each.

There has been no conversion during the year ended March 31, 2012.

During the year ended March 31, 2012, the conversion price of the notes have been reset to a price of Rs 121.34 per share on account of sub-division of shares at a fixed rate of conversion of Rs. 46.28 per USD (refer note 25).

Further, as of March 31, 2012, 1,174 outstanding Notes may at the option of the noteholders be converted into 44,777,255 Shares or GDSs at any time up to October 9, 2014 and into 44,777,255 ADSs at any time from and including October 15, 2010 to and including October 9, 2014.

The embedded conversion option in foreign currency convertible notes/ convertible alternative reference securities is not clearly and closely related to the host debt contracts as the conversion options will be settled by delivery of fixed number of shares for fixed amounts of foreign currency which represents variable amount of cash in Indian Rupees, the functional currency of Tata Motors Limited. Change in the fair value of the conversion option is recognized in the income statement.

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

Loan from banks / financial institutions

Certain loans availed by some of the subsidiary companies are subject to customary covenants and events of default which place limitations on liens or pledges, restrictions on the quantum of dividend payment, investments outside the group and further borrowings.

Senior Notes (EURO MTF listed debt)

During the year ended March 31, 2012, Jaguar Land Rover Plc has issued GBP 1,500 million equivalent Senior Notes (Notes). The Notes issued includes GBP 500 million Senior Notes due 2018 at a coupon of 8.125% per annum, GBP 500 million Senior Notes due 2020 at a coupon of 8.25% per annum, USD 410 million Senior Notes due 2018 at a coupon of 7.75% per annum and USD 410 million Senior Notes due 2021 at a coupon of 8.125% per annum. These notes are listed on the Euro MTF market, which is regulated by the Luxembourg Stock Exchange. The notes are callable at a premium for the present value of future interest rates if called before a specified date for each series of notes and thereafter are callable at specified fixed premiums.

For details of carrying amount of assets pledged as security for secured borrowings refer note 37.

23.	Other financial liabilities

Other financial liabilities non-current consist of the following

	As of March 31,
	2012		2012		2011
	(In millions)
Lease liabilities	US$	30.5	Rs.	1,553.8	Rs.	1,460.2
Deferred payment liability		56.3		2,862.5		3,283.3
Derivative financial instruments		53.4		2,713.2		—
Retention money, security deposits and others		7.9		403.1		868.4

Total	US$	148.1	Rs.	7,532.6	Rs.	5,611.9

24.	Other liabilities

Other liabilities non-current consist of the following

	As of March 31,
	2012		2012		2011
	(In millions)
Employee benefit obligations	US$	539.4	Rs.	27,444.5	Rs.	21,335.4
Others		10.2		517.6		349.1

Total	US$	549.6	Rs.	27,962.1	Rs.	21,684.5

25.	Equity

Ordinary shares and ‘A’ ordinary shares

The movement of number of shares and share capital is as follows.

	Year ended March 31,
	2012						2011						2010
	Ordinary shares			‘A’ Ordinary shares			Ordinary shares			‘A’Ordinary shares			Ordinary shares			‘A’Ordinary shares
	No. of shares	Rs. in million		No. of shares	Rs. in million		No. of shares	Rs. in million		No. of shares	Rs. in million		No. of shares	Rs. in million		No. of shares	Rs. in million

Shares at the beginning	538,272,284	Rs.	5,383.1	96,341,706	Rs.	963.4	506,381,170	Rs.	5,064.2	64,176,374	Rs.	641.8	449,832,659	Rs.	4,498.7	64,175,655	Rs.	641.8
Share issued on conversion of foreign currency convertible notes	—		—	—		—	23,570,426		235.7	—		—	26,643,266		266.4	—		—
Shares issued (note a)	50,199		0.5	44,765		0.5	388		—	332		—	939		—	719		—
Shares issued							8,320,300 (note c)		83.2	32,165,000 (note c)		321.6	29,904,306 (note b)		299.1	—		—
Before Sub-division	538,322,483		5,383.6	96,386,471		963.9

Subdivision of Shares (note d)	2,691,612,415		5,383.6	481,932,355		963.9
Shares issued (note a)	1,040		—	760		—
Shares at the end	2,691,613,455	Rs.	5,383.6	481,933,115	Rs.	963.9	538,272,284	Rs.	5,383.1	96,341,706	Rs.	963.4	506,381,170	Rs.	5,064.2	64,176,374	Rs.	641.8
		US$	105.8		US$	18.9

a)	Out of shares held in abeyance - Rights issue of 2001 and 2008
b)	The Company has issued 29,904,306 Global Depository Shares (GDS), each share of face value of Rs.10 each representing one share at a price of US$ 12.54 per GDS, aggregating US$ 375 million (Rs.299.1 million share capital and Rs. 16,932.1 million additional paid-in capital (net of issue expenses of Rs 711.2 million)).
c)	During the year ended 31 March 2011, the Company has issued shares aggregating US$ 750 million, comprising ‘A’ Ordinary Shares of face value of Rs.10 each aggregating US$ 550 million and Ordinary Shares aggregating US$ 200 million through Qualified Institutional Placement (QIP). Consequently, the Company has allotted 32,165,000 ‘A’ Ordinary Shares at a price of Rs. 764 per ‘A’ Ordinary Share (including a premium of Rs. 754 per ‘A’ Ordinary Share) and 8,320,300 Ordinary Shares at a price of Rs. 1,074 per Ordinary Share (including a premium of Rs. 1,064 per Ordinary Share) aggregating to a total issue size of Rs. 33,510.0 million. (Rs. 404.8 million share capital and Rs. 33,105.2 million additional paid-in-capital). Issue expenses amounted to Rs. 1,012.1 million. (All shares of face value of Rs. 10 each).
d)	During the year ended March 31, 2012, consequent to shareholders approval, the Ordinary and ‘A’ Ordinary shares both having face value of Rs. 10 each were subdivided into 5 shares having face value of Rs. 2 each.

Authorized share capital

Authorized share capital includes 3,500,000,000 ordinary shares of Rs 2 each as of March 31, 2012 (700,000,000 ordinary shares of Rs 10 each as of March 31, 2011) and 1,000,000,000 ‘A’ ordinary shares of Rs. 2 each as of March 31, 2012 (200,000,000 ‘A’ ordinary shares of Rs. 10 each as of March 31, 2011) and 300,000,000 convertible cumulative preference shares of Rs. 100 each as of March 31, 2012 (300,000,000 convertible cumulative preference shares of Rs. 100 each as of March 31, 2011).

Issued and subscribed

Issued and fully paid up share capital includes 2,691,544,705 ordinary shares of Rs. 2 each as of March 31, 2012 and 538,258,534 and 506,367,420 ordinary shares of Rs. 10 each as of March 31, 2011 and March 31, 2010, respectively and 481,933,115 ‘A’ ordinary shares of Rs. 2 each as of March 31, 2012 and 96,341,706, 64,176,374 ‘A’ ordinary shares of Rs. 10 each as of March 31, 2011 and March 31, 2010 respectively. Issued and partly paid up share capital includes 68,750 ordinary shares of Rs. 2 each as of March 31, 2012, 13,750 ordinary shares of Rs. 10 each as of March 31, 2011 and March 31, 2010, respectively.

Ordinary share capital

In respect of every ordinary share (whether fully paid or partly paid), voting right shall be in the same proportion as the capital paid up on such Ordinary Share bears to the total paid up ordinary capital of the Company.

‘A’ ordinary share capital

The shareholders of ‘A’ ordinary shares are entitled to receive dividend of five percentage points on face value more than the aggregate rate of dividend determined by Tata Motors Limited on ordinary shares for the financial year.

If any resolution at any general meeting of shareholders is put to vote on poll, or if any resolution is put to vote by postal ballot, each shareholder of ‘A’ ordinary shares shall be entitled to one vote for every ten ‘A’ ordinary shares held.

In the case there is a resolution put to vote in the shareholders meeting and is to be decided on a show of hands, the holders of ‘A’ ordinary shares shall be entitled to the same number of votes as available to holders of ordinary shares.

26.	Other components of equity

a)	The movement of Currency translation reserve is as follows:

	Year ended March 31,
	2012		2012		2011		2010
	(In millions)
Balance at the beginning	US$	(401.0)	Rs.	(20,399.1)	Rs.	(25,982.3)	Rs.	(20,432.6)
Exchange differences arising on translating the net assets of foreign operations (net)		459.9		23,398.1		5,571.5		(5,444.4)
Tax on translation reserve related to undistributed earnings		—		—		—		(71.0)
Amount reclassified to profit or loss on sale of controlling equity interest in a subsidiary		—		—		—		(30.2)
Net change in translation reserve - equity accounted investees (net)		0.7		34.0		11.7		(4.1)

Balance at the end	US$	59.6	Rs.	3,033.0	Rs.	(20,399.1)	Rs.	(25,982.3)

b)	The movement of Available-for-sale investments reserve is as follows:

	Year ended March 31,
	2012		2012		2011		2010
	(In millions)
Balance at the beginning	US$	15.2	Rs.	772.0	Rs.	733.5	Rs.	546.6
Gain/(loss) arising on revaluation of available-for-sale investments (net)		(15.1)		(770.6)		44.6		2,339.1
Income tax relating to gain/loss arising on revaluation of available-for-sale investments (net), where applicable		(0.4)		(18.4)		(4.5)		(396.3)
Cumulative (gain)/loss reclassified to profit or loss on sale of available-for-sale investments (net)		(0.3)		(17.1)		(2.4)		(1,745.3)
Income tax relating to cumulative gain/loss reclassified to profit or loss on sale of available-for-sale investments (net), where applicable		0.1		5.5		0.8		0.7
Net change in share of available-for-sale investments reserves – equity accounted investees (net)		—		1.9		—		(11.3)

Balance at the end	US$	(0.5)	Rs.	(26.7)	Rs.	772.0	Rs.	733.5

c)	The movement of Hedging reserve is as follows:

	Year ended March 31,
	2012		2012		2011		2010
	(In millions)
Balance at the beginning	US$	30.0	Rs.	1,528.7	Rs.	—	Rs.	(875.1)
Gain/(loss) recognised on cash flow hedges		(54.0)		(2,748.5)		3,021.7		—
Income tax relating to gain/loss recognized on cash flow hedges		13.7		696.8		(558.9)		—
(Gain)/loss reclassified to profit or loss		(31.7)		(1,615.0)		(934.1)		1,325.7
Income tax relating to gain/loss reclassified to profit or loss		8.7		442.7		—		(450.6)

Balance at the end	US$	(33.3)	Rs.	(1,695.3)	Rs.	1,528.7	Rs.	—

d)	Summary of Other components of equity:

	As of March 31,
	2012		2012		2011		2010
	(In millions)
Currency translation reserve	US$	59.6	Rs.	3,033.0	Rs.	(20,399.1)	Rs.	(25,982.3)
Available-for-sale investments reserve		(0.5)		(26.7)		772.0		733.5
Hedging reserve		(33.3)		(1,695.3)		1,528.7		—

Total	US$	25.8	Rs.	1,311.0	Rs.	(18,098.4)	Rs.	(25,248.8)

27.	Notes to reserves and dividends

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

Dividends

The final dividend is recommended by the Board of Directors and is recorded in the books of account upon its approval by the shareholders. Tata Motors Limited is liable to income tax on distribution of profits. Tata Motors Limited paid dividend per share of Rs. 20/- for Ordinary Shares (face value of Rs. 10 each) and Rs. 20.50/- for ‘A’ Ordinary Shares (face value of Rs. 10 each) during the year ended March 31, 2012, Rs. 15/- for Ordinary Shares (face value of Rs. 10 each) and Rs. 15.50 for ‘A’ Ordinary Shares (face value of Rs. 10 each) during the year ended March 31, 2011. In the meeting of Board of Directors of Tata Motors Limited held on May 29, 2012, the Board recommended a dividend of Rs. 4/- per Ordinary Share (face value of Rs. 2 each) and Rs.4.1/- per ‘A’ Ordinary Share (face value of Rs. 2 each), which will be subject to approval by the shareholders in their Annual General Meeting to be held on August 10, 2012.

28.	Employee Cost

Employee cost consists of the following:

	Years ended March 31,
	2012		2012		2011		2010
	(In millions)
Salaries, wages and welfare expenses	US$	2,148.2	Rs.	109,287.8	Rs.	83,795.1	Rs.	78,535.9

Contribution to provident fund and other funds		252.4		12,842.4		8,454.5		9,409.0

Total	US$	2,400.6	Rs.	122,130.2	Rs.	92,249.6	Rs.	87,944.9

29.	Other Expenses

Other expenses consist of the following:

	Year ended March 31,
	2012		2012		2011		2010
	(In millions)
Stores, spare parts and tools consumed	US$	236.8	Rs.	12,044.7	Rs.	11,753.1	Rs.	10,453.6
Freight and transportation expenses		902.0		45,891.2		30,886.3		25,064.6
Research and product development cost		272.4		13,859.6		9,590.4		4,977.2
Warranty and product liability expenses		704.0		35,814.5		29,334.3		22,524.3
Allowances for trade and other receivables, and finance receivables		132.6		6,744.6		5,972.1		6,509.6
Works operation and other expenses		2,099.7		106,820.8		76,800.8		58,605.6
Repairs to building and plant and machinery		53.2		2,707.1		2,925.0		3,302.1
Processing charges		302.5		15,391.4		11,733.2		8,808.0
Power and fuel		196.3		9,986.7		8,301.4		6,695.3
Rent, rates and taxes		76.6		3,897.9		2,964.4		2,890.0
Insurance		45.0		2,291.5		1,627.8		1,623.2
Publicity		1,060.1		53,930.5		40,452.9		29,354.2

Total	US$	6,081.2	Rs.	309,380.5	Rs.	232,341.7	Rs.	180,807.7

30.	Gain on sale of equity interests in subsidiary

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

Assets and liabilities over which control was lost during the year ended March 31, 2010:

	(In millions)
Assets:
Current assets:
Cash and cash equivalents	Rs.	450.2
Trade receivables		2,484.6
Other financial assets		19.4
Inventories		5,840.8
Other current assets		1,167.2

Total current assets		9,962.2
Other financial assets		42.8
Property, plant and equipment		7,507.0
Goodwill		1,358.1
Intangible assets		877.6
Current income tax assets		313.1
Other non-current assets		319.6

Total non-current assets		10,418.2

Total assets	Rs.	20,380.4

Liabilities:
Current liabilities:
Accounts payable	Rs.	3,460.6
Acceptances		2,280.3
Short-term borrowings and current portion of long-term debt		4,388.5
Other financial liabilities		869.3
Provisions		235.2
Other current liabilities		712.9
Current income tax liabilities		12.9

Total current liabilities		11,959.7
Long-term debt		1,262.6
Other financial liabilities		0.7
Deferred income taxes		517.8
Provisions		188.0

Total non-current liabilities		1,969.1

Total liabilities	Rs.	13,928.8

31.	Other income/(loss) (net)

Other income/(loss) (net) consists of the following:

	Year ended March 31,
	2012		2012		2011		2010
	(In millions)
Miscellaneous income	US$	133.9	Rs.	6,810.1	Rs.	5,082.6	Rs.	4,772.1
Dividend income		7.5		381.7		667.6		363.7
Gain on sale of available-for-sale investments (net)		9.5		484.5		166.6		7,023.1
Gain/(loss) on change in the fair value of conversion options		47.8		2,432.4		(13,850.1)		(11,173.5)
Loss on sale of assets/assets written off and others (net)		(13.8)		(701.6)		(284.7)		(1,404.0)

Total	US$	184.9	Rs.	9,407.1	Rs.	(8,218.0)	Rs.	(418.6)

32.	Interest expense (net)

Interest expense (net) consists of the following:

	Year ended March 31,
	2012		2012		2011		2010
	(In millions)
Gross interest expense	US$	911.6	Rs.	46,377.3	Rs.	42,360.1	Rs.	44,480.0
Less: Interest capitalized *		(159.0)		(8,086.9)		(5,506.6)		(4,084.0)

Total	US$	752.6	Rs.	38,290.4	Rs.	36,853.5	Rs.	40,396.0

The weighted average rate for capitalization of interest relating to general borrowings was approximately 8.3%, 7.1% and 7.0% for the year ended March 31, 2012, 2011 and 2010, respectively.

*	Represents borrowing costs capitalized during the year relating to qualifying assets (property plant and equipment and product development).

33.	Employee benefits

Defined Benefit Plan

Pension and post retirement medical plans

The following table sets out the funded and unfunded status and the amounts recognized in the financial statements for the pension and the post retirement medical plans in respect of Tata Motors and its Indian subsidiaries:

	As of March 31,
	Pension Benefits						Post retirement medical Benefits
	2012		2012		2011		2012		2012		2011
	(In millions)
Change in defined benefit obligations :
Defined benefit obligation, beginning of the year	US$	134.9	Rs.	6,861.2	Rs.	6,051.0	US$	19.2	Rs.	976.8	Rs.	871.2
Transfer of liability		0.1		4.2		1.0		—		—		—
Service cost		9.1		461.4		352.9		0.8		42.2		36.7
Interest cost		10.8		550.5		477.7		1.6		81.4		72.3
Actuarial(gain)/ loss		3.7		187.8		621.9		(1.2)		(60.2)		38.0
Benefits paid		(11.0)		(561.1)		(643.3)		(0.8)		(39.0)		(41.4)

Defined benefit obligation, end of the year	US$	147.6	Rs.	7,504.0	Rs.	6,861.2	US$	19.6	Rs.	1,001.2	Rs.	976.8

Change in plan assets:
Fair value of plan assets, beginning of the year	US$	120.7	Rs.	6,139.8	Rs.	5,473.5		—		—		—
Expected return on plan assets		9.7		495.6		445.7		—		—		—
Actuarial gain / (loss)		(0.6)		(31.9)		26.1		—		—		—
Employer’s contributions		13.2		671.3		837.8		0.8		39.0		41.4
Benefits paid		(11.0)		(561.1)		(643.3)		(0.8)		(39.0)		(41.4)

Fair value of plan assets, end of the year	US$	132.0	Rs.	6,713.7	Rs.	6,139.8	US$	—		—		—

	As of March 31,
	Pension Benefits						Post retirement medical Benefits
	2012		2012		2011		2012		2012		2011
	(In millions)

Amount recognized in the balance sheet consists of:
Present value of defined benefit obligation	US$	147.6	Rs.	7,504.0	Rs.	6,861.2	US$	19.6	Rs.	1,001.2	Rs.	976.8
Fair value of plan assets		132.0		6,713.7		6,139.8		—		—		—

Net liability	US$	(15.6)	Rs.	(790.3)	Rs.	(721.4)	US$	(19.6)	Rs.	(1,001.2)	Rs.	(976.8)

Amounts in the balance sheet:
Non–current assets	US$	0.7	Rs.	37.3	Rs.	—	US$	—		—		—
Non–current liabilities		(16.3)		(827.6)		(721.4)		(19.6)		(1,001.2)		(976.8)

Net liability	US$	(15.6)	Rs.	(790.3)	Rs.	(721.4)	US$	(19.6)	Rs.	(1,001.2)	Rs.	(976.8)

	As of March 31,
	Pension Benefits												Post retirement medical Benefits
	2012		2012		2011		2010		2009		2008		2012		2012		2011		2010		2009		2008
	(In millions)
Experience adjustments
Present value of defined benefit obligation	US$	147.6	Rs.	7,504.0	Rs.	6,861.2	Rs.	6,051.0	Rs.	5,731.8	Rs.	5,606.4	US$	19.6	Rs.	1,001.2	Rs.	976.8	Rs.	871.2	Rs.	851.3	Rs.	704.9
Fair value of plan assets		132.0		6,713.7		6,139.8		5,473.5		5,148.5		4,985.9		—		—		—		—		—		—
Surplus/ (deficit)		(15.6)		(790.3)		(721.4)		(577.5)		(583.3)		(620.5)		(19.6)		(1,001.2)		(976.8)		(871.2)		(851.3)		(704.9)
Experience adjustments on plan liabilities - loss/(gain)		(1.6)		(78.9)		(375.3)		(47.3)		(464.0)		393.3		(0.6)		(28.3)		53.2		3.9		48.7		367.1
Experience adjustments on plan assets - (loss)/ gain	US$	(0.6)	Rs.	(31.9)	Rs.	26.1	Rs.	(51.4)	Rs.	105.7	Rs.	(80.7)		—		—		—		—		—		—

Amount recognized in other comprehensive income consists of:

	As of March 31,
	Pension Benefits								Post retirement medical Benefits
	2012		2012		2011		2010		2012		2012		2011		2010
	(In millions)
Actuarial loss /(gain)	US$	35.1	Rs.	1,787.9	Rs.	1,568.2	Rs.	972.5	US$	2.4	Rs.	122.5	Rs.	182.7	Rs.	144.7

	US$	35.1	Rs.	1,787.9	Rs.	1,568.2	Rs.	972.5	US$	2.4	Rs.	122.5	Rs.	182.7	Rs.	144.7

Information for funded plans with a defined benefit obligation in excess of plan assets:

	As of March 31,
	Pension Benefits
	(In millions)
	2012		2012		2011
Defined benefit obligation	US$	123.6	Rs.	6,281.5	Rs.	6,243.5
Fair value of plan assets	US$	120.3	Rs.	6,120.5	Rs	. 6,139.8

Information for funded plans with a defined benefit obligation less than plan assets:

	As of March 31,
	Pension Benefits
	(In millions)
	2012		2012		2011
Defined benefit obligation	US$	10.9	Rs.	555.9	—
Fair value of plan assets	US$	11.7	Rs.	593.2	—

Information for unfunded plans:

	As of March 31,
	Pension Benefits						Post retirement medical Benefits
	2012		2012		2011		2012		2012		2011
	(In millions)
Defined benefit obligation	US$	13.1	Rs.	666.6	Rs.	617.7	US$	19.6	Rs.	1,001.2	Rs.	976.8

Net pension and post retirement medical cost consists of the following components:

	Year ended March 31,
	Pension Benefits								Post retirement medical Benefits
	2012		2012		2011		2010		2012		2012		2011		2010
	(In millions)

Service cost	US$	9.1	Rs.	461.4	Rs.	352.9	Rs.	313.5	US$	0.8	Rs.	42.2	Rs.	36.7	Rs.	32.7
Interest cost		10.8		550.5		477.7		448.7		1.6		81.4		72.3		70.5
Expected return on plan assets		(9.7)		(495.6)		(445.7)		(421.0)		—		—		—		—
Cost/( gain) of settlement		—		—		—		—		—		—		—		—
Past service cost		—		—		—		—		—		—		—		—

Net periodic cost	US$	10.2	Rs.	516.3	Rs.	384.9	Rs.	341.2	US$	2.4	Rs.	123.6	Rs.	109.0	Rs.	103.2

Other changes in plan assets and benefit obligation recognized in other comprehensive income.

	Year ended March 31,
	Pension Benefits								Post retirement medical Benefits
	2012		2012		2011		2010		2012		2012		2011		2010
	(In millions)
Actuarial loss/ (gain)	US$	4.3	Rs.	219.7	Rs.	595.7	Rs.	507.7	US$	(1.2)	Rs.	(60.2)	Rs.	38.0	Rs.	(1.4)
Sale of controlling equity interest in subsidiary during the year		—		—		—		(74.4)		—		—		—		(17.0)

Total recognized in other comprehensive income	US$	4.3	Rs.	219.7	Rs.	595.7	Rs.	433.3	US$	(1.2)	Rs.	(60.2)	Rs.	38.0	Rs.	(18.4)

Total recognized in statement of operations and other comprehensive income	US$	14.5	Rs.	736.0	Rs.	980.6	Rs.	774.5	US$	1.2	Rs.	63.4	Rs.	147.0	Rs.	84.8

The assumptions used in accounting for the pension and post retirement medical plans are set out below:

	As of March 31,
	Pension Benefits			Post retirement medical Benefits
	2012	2011	2010	2012	2011	2010

Discount rate	6.75%-8.50%	6.75%-8.50%	6.75%-8.50%	8.50%	8.50%	8.50%
Rate of increase in compensation level of covered employees	5.00% - 10.00%	5.00% - 10.00%	2.00%-8.00%	NA	NA	NA
Increase in health care cost	NA	NA	NA	4.00%	4.00%	4.00%
Expected rate of return on plan assets	8.00%	8.00%	8.00%	NA	NA	NA

The expected return on plan assets is determined considering several applicable factors mainly including the composition of the plan assets, assessed risks of asset management, historical results of the return on plan assets and the Company’s policy for plan asset management.

Plan Assets

The Company’s pension plan asset allocation as of March 31, 2012 and 2011 by category are as follows:

	Pension benefits
	Plan assets as of March 31
	2012	2011
Asset category:
Debt securities	77%	76%
Balances with banks	4%	24%
Others	19%	—

	100%	100%

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

The Company expects to contribute Rs. 910.4 million to the funded pension plans in fiscal 2013.

The table below outlines the effect on the service cost, the interest cost and the defined benefit obligation in the event of an increase of 1% in the assumed rate of increase in health care cost:

	Year ended March 31,
	2012		2012		2011
	(In millions)
Effect on defined benefit obligation	US$	1.6	Rs.	83.2	Rs.	68.8
Effect on service cost and interest cost	US$	0.3	Rs.	13.7	Rs.	13.7

The table below outlines the effect on the service cost, the interest cost and the defined benefit obligation in the event of a decrease of 1% in the assumed rate of decrease in health care cost:

	Year ended March 31,
	2012		2012		2011
	(In millions)
Effect on defined benefit obligation	US$	(3.6)	Rs.	(185.0)	Rs.	(91.9)
Effect on service cost and interest cost	US$	(0.5)	Rs.	(25.1)	Rs.	(11.5)

Severance indemnity plan

Severance indemnity is an unfunded plan of Tata Daewoo Commercial Vehicles Limited (TDCV), a subsidiary of Tata Motors Limited.

The following table sets out, the amounts recognized in the financial statements for the severance indemnity plan.

	As of March 31,
	2012		2012		2011
	(In millions)
Change in defined benefit obligation:

Defined benefit obligation, beginning of the year	US$	43.4	Rs.	2,205.9	Rs.	2,172.1
Service cost		4.2		211.8		203.2
Interest cost		2.0		102.6		102.8
Actuarial loss / (gain)		(1.6)		(83.9)		(233.8)
Benefits paid		(2.9)		(146.4)		(89.6)
Foreign currency translation		4.6		235.5		51.2

Defined benefit obligation, end of the year	US$	49.7	Rs.	2,525.5	Rs.	2,205.9

Change in plan assets:

Fair value of plan assets, beginning of the year	US$	—	Rs.	—	Rs.	—
Expected return on plan assets		—		—		—
Actuarial (loss) / gain		—		—		—
Employer’s contributions		2.9		146.4		89.6
Benefits paid		(2.9)		(146.4)		(89.6)

Fair value of plan assets, end of the year	US$	—	Rs.	—	Rs.	—

	As of March 31,
	2012		2012		2011
	(In millions)

Amount recognized in the balance sheet consists of:
Present value of defined benefit obligation	US$	49.7	Rs.	2,525.5	Rs.	2,205.9

Net liability	US$	(49.7)	Rs.	(2,525.5)	Rs.	(2,205.9)

Amounts in the balance sheet:
Non- current liabilities	US$	(49.7)	Rs.	(2,525.5)	Rs.	(2,205.9)

	As of March 31,
	Pension Benefits
	2012		2012		2011		2010		2009		2008

Experience adjustments:
Present value of defined benefit obligation	US$	49.7	Rs.	2,525.5	Rs.	2,205.9	Rs.	2,172.1	Rs.	1,748.1	Rs.	1,564.8
Fair value of plan assets		—		—		—		—		—		—
Surplus/ (deficit)		(49.7)		(2,525.5)		(2,205.9)		(2,172.1)		(1,748.1)		(1,564.8)
Experience adjustments on plan liabilities - loss/(gain)		3.7		190.1		55.6		(200.9)		(154.2)		(140.8)
Experience adjustments on plan assets		—		—		—		—		—		—

Amount recognized in other comprehensive income for severance indemnity consists of:

	As of March 31,
	2012		2012		2011		2010
	(In millions)
Actuarial loss / (gain)	US$	3.1	Rs.	156.3	Rs.	240.2	Rs.	474.0

Net severance indemnity cost consists of the following components:

	As of March 31,
	2012		2012		2011		2010
	(In millions)
Service cost	US$	4.2	Rs.	211.8	Rs.	203.2	Rs.	175.4
Interest cost		2.0		102.6		102.8		88.5

Net periodic pension cost	US$	6.2	Rs.	314.4	Rs.	306.0	Rs.	263.9

Other changes in plan assets and benefit obligation recognized in other comprehensive income for severance indemnity plan:

	Year ended March 31,
	2012		2012		2011		2010
	(In millions)
Actuarial loss / (gain)	US$	(1.6)	Rs.	(83.9)	Rs.	(233.8)	Rs.	197.5

Total recognized in other comprehensive income	US$	(1.6)	Rs.	(83.9)	Rs.	(233.8)	Rs.	197.5

Total recognized in statement of operations and other comprehensive income	US$	4.6	Rs.	230.5	Rs.	72.2	Rs.	461.4

The assumptions used in accounting for the Severance indemnity plan is set out below:

	Year ended March 31,
	2012	2011	2010
	(In millions)
Discount rate	4.03%	4.53%	4.84%
Rate of increase in compensation level of covered employees	5%-7%	5%-7%	7.00%

Jaguar Cars Ltd and Land Rover UK, have pension arrangements providing employees with defined benefits related to pay and service as set out in the rules of each fund. The following table sets out the disclosure pertaining to employee benefits of Jaguar Cars Limited and Land Rover, UK.

	As of March 31,
	Pension benefits
	2012		2012		2011
	(In millions)
Change in defined benefit obligation:
Defined benefit obligation, beginning of the year	US$	6,039.0	Rs.	307,233.6	Rs.	263,402.4
Service cost		153.4		7,805.3		7,526.3
Interest cost		359.7		18,298.7		15,294.0
Actuarial (gain) /loss		549.9		27,974.4		16,080.1
Benefits paid		(170.4)		(8,667.2)		(9,107.0)
Member contributions		10.1		515.3		463.9
Expenses paid		(0.2)		(12.2)		(9.9)
Past service cost		22.2		1,129.9		354.1
Plan settlement		—		—		(94.2)
Foreign currency translation		911.6		46,378.9		13,323.9

Defined benefit obligation, end of the year	US$	7,875.3	Rs.	400,656.7	Rs.	307,233.6

Change in plan assets:
Fair value of plan assets, beginning of the year	US$	5,860.6		Rs.298,160.2		Rs.259,088.6
Expected return on plan assets		360.5		18,339.9		17,112.0
Actuarial gain /(loss)		257.0		13,073.0		2,160.8
Employer’s contributions		346.1		17,605.5		15,459.7
Members contributions		10.1		515.3		463.9
Benefits paid		(170.4)		(8,667.2)		(9,107.0)
Expenses paid		(0.2)		(12.2)		(9.9)
Plan settlement		—		—		(82.2)
Foreign currency translation		878.9		44,714.5		13,074.3

Fair value of plan assets, end of the year	US$	7,542.6	Rs.	383,729.0	Rs.	298,160.2

	Year ended March 31,
	Pension benefits
	2012		2012		2011
	(In millions)
Amount recognized in the balance sheet consist of:
Present value of defined benefit obligation	US$	7,875.3	Rs.	400,656.7	Rs.	307,233.6
Fair value of plan Assets		7,542.6		383,729.0		298,160.2

Surplus/ (deficit)		(332.7)		(16,927.7)		(9,073.4)
Restriction of pension asset (as per IFRIC 14)		(38.0)		(1,930.9)		(2,358.4)
Onerous obligation		(117.7)		(5,991.4)		(9,029.9)
Foreign currency translation		(30.3)		(1,541.6)		(152.9)

Net liability	US$	(518.7)	Rs.	(26,391.6)	Rs.	(20,614.6)

Amount recognized in the balance sheet consist of:
Non- current assets	US$	3.0		Rs. 154.9		Rs. 67.2
Non -current liabilities		(521.7)		(26,546.5)		(20,681.8)

Net liability	US$	(518.7)	Rs.	(26,391.6)	Rs.	(20,614.6)

	Year ended March 31,
	Pension benefits
	2012		2012		2011		2010		2009
	(In millions)
Experience adjustments
Present value of defined benefit obligation	US$	7,875.3	Rs.	400,656.7	Rs.	307,233.6	Rs.	263,402.4	Rs.	221,195.4
Fair value of plan assets		7,542.6		383,729.0		298,160.2		259,088.6		225,918.1
Surplus/ (deficit)		(332.7)		(16,927.7)		(9,073.4)		(4,313.8)		4,722.7
Experience adjustments on plan liabilities - loss		120.0		6,106.2		6,968.0		44,042.5		2,412.6
Experience adjustments on plan assets - gain	US$	273.7	Rs.	13,924.4	Rs.	2,179.7	Rs.	38,266.3	Rs.	48,909.7

Amount recognized in other comprehensive income

	As of March 31,
	Pension benefits
	2012		2012		2011		2010
	(In millions)
Actuarial loss/ (gain)	US$	1,202.5	Rs.	61,177.2	Rs.	46,275.8	Rs.	32,356.4
Restriction of pension asset (as per IFRIC 14)		(226.5)		(11,520.7)		(11,093.2)		(13,275.2)
Onerous obligation		35.2		1,793.4		4,831.9		(1,860.8)

	US$	1,011.2	Rs.	51,449.9	Rs.	40,014.5	Rs.	17,220.4

Net pension and post retirement cost consists of the following components:

	Year ended March 31,
	Pension benefits
	2012		2012		2011		2010
	(In millions)
Service cost	US$	153.4	Rs.	7,805.3	Rs.	7,526.3	Rs.	4,800.4
Interest cost		359.7		18,298.7		15,294.0		15,550.5
Expected return on plan assets		(360.5)		(18,339.9)		(17,112.0)		(13,148.8)
Past service cost		22.2		1,129.9		354.1		—

Net periodic pension cost	US$	174.8	Rs.	8,894.0	Rs.	6,062.4	Rs.	7,202.1

Other changes in plan assets and benefit obligations recognized in other comprehensive income:

	Year ended March 31,
	Pension benefits
	2012		2012		2011		2010
	(In millions)
Actuarial loss	US$	292.9	Rs.	14,901.4	Rs.	13,919.4	Rs.	6,429.3
Restriction on pension asset (as per IFRIC 14)		(8.4)		(427.5)		2,182.0		(2,726.7)
Onerous obligation		(59.8)		(3,038.5)		6,692.7		(2,022.9)

Total recognized in other comprehensive income	US$	224.7	Rs.	11,435.4	Rs.	22,794.1	Rs.	1,679.7

Total recognized in statement of operations and other comprehensive income	US$	399.5	Rs.	20,329.4	Rs.	28,856.5	Rs.	8,881.8

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

The assumptions used in accounting for the pension plans are set out below:

	Year ended March 31,
	Pension benefits
	2012	2011	2010
Discount rate	4.38%-5.10%	5.19%-5.50%	5.50%-5.60%
Rate of increase in compensation level of covered employees	2.07%-3.80%	2.07%-3.90%	2.10%-4.00%
Inflation increase	2.00%-3.30%	2.00%-3.40%	2.00%-3.50%
Expected rate of return on plan assets	4.85%-6.34%	5.75%-6.57%	6.50%

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

Pension plans asset allocation by category is as follows:

	As of March 31,
	2012	2011
Asset category:
Debt	64%	62%
Equities	22%	29%
Others	14%	9%

The Company expects to contribute Rs. 3,366.7 million to the funded pension plans of Jaguar Cars Limited and Land Rover, UK in fiscal 2013.

Defined contribution plan

The Company’s contribution to defined contribution plans aggregated Rs. 3,099.97 million, Rs. 2,136.3 million and Rs 2,156.4 million for years ended March 31, 2012, 2011 and 2010 respectively.

34.	Commitments and contingencies

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

The Company has a right of appeal to the High Court or Supreme Court against adverse decisions by the appellate authorities for matters involving substantial question of law. The income tax authorities have similar rights of appeal. Also, the Company has a right of appeal to the Commissioner of Income Tax (Appeals) [CIT(A)] or Income Tax Appellate Tribunal [ITAT] against adverse decisions by the income tax authorities or CIT(A). The income tax authorities have similar rights of appeal to the ITAT against adverse decisions by the CIT(A).

As of March 31, 2012, there are matters aggregating Rs.135 million, which relate to equity accounted investees (Rs. 149 million as of March 31, 2011) , which are being contested by the Company in appeal and in respect of which the Company expects to succeed based on favorable decisions in earlier assessment years. There are matters aggregating Rs. 42 million, which includes Rs.18 million in respect of equity accounted investees (Rs. 40 million, which includes Rs. 17 million in respect of equity accounted investees, as of March 31, 2011) in respect of which the Company has won in appeals which have been further contested by the income tax authorities before the higher appellate authorities. There are other matters/disputes pending in appeal aggregating Rs.1,655 million, which includes Rs. 10 million in respect of equity accounted investees (Rs. 1,556 million, which includes Rs. 18 million in respect of equity accounted investees as of March 31, 2011).

Excise Duty and Service Tax

As of March 31, 2012, there were pending litigations on various counts relating to Excise Duty and Service Tax involving demand of Rs.9,024 million, which includes Rs. 111 million in respect of equity accounted investees (Rs. 6,709 million, which includes Rs. 108 million in respect of equity accounted investees, as of March 31, 2011). These demands challenged the basis of valuation of the Company’s products and denial of the ‘Central Value Added Tax’ (“CENVAT”) credit on inputs. The details of the demands for more than Rs. 200 million are as follows:

The excise authorities had denied CENVAT credit of Rs. 3,611 million (Rs. 2,942 million as of March 31, 2011) in respect of consulting engineering services alleged to be have been availed exclusively for producing prototypes at Engineering Research Centre, Pune. The contention of the department is that since we claim exemption from CENVAT under Notification No.167/71-CE dt 11.09.1971, we are not entitled to avail service tax credit on consulting engineering services used in Engineering Research Centre. The matter is being contested by the Company before the Appellate Authorities. The Company is of the opinion that it has sound case on merits, since the consulting engineering services are not exclusively used in the manufacture of prototypes and they form part of assessable value of final products manufactured by the Company on which CENVAT is paid. Further, the department has gone for appeal for Rs.362 million as on March 31, 2012 (Nil as on March 31, 2011) as against the decision given by appellate authority.

The excise authorities have raised a demand for Rs. 1,355 million as on March 31, 2012 (nil as on March 31, 2011). The demand is on account of alleged undervaluation to the extent of ex-factory discount given by Company on passenger vehicles through invoice. The matter will be contested by the Company before the appellate authority.

The excise authorities had denied CENVAT credit of Rs.1,005 million (Rs. 390 million as of March 31, 2011) in earlier years, on certain accessories supplied with the vehicles and on other technical grounds. The matter is being contested by the Company before the appellate authorities. There are cases pertaining to valuation dispute amounting to Rs. 1,228 million (Rs. 744 million as of March 31, 2011) which includes an amount of Rs.1,214 million (Rs. 730 million as of March 31, 2011) pertaining to valuation of chassis sent to body builders for building body on its enroute to regional sales office.

The Excise Authorities have raised a demand of Rs.275 million (Rs. 259 million as of March 31, 2011) on pre delivery inspection charges and free after sales service charges incurred by dealers on certain products, on the alleged ground that the pre delivery inspection and free after sales services are provided by the dealer on behalf of the Company and hence, should be included in excisable value of the vehicle. The case is pending before Tribunal, which has granted unconditional stay.

Sales Tax

The total sales tax demands (including interest and penalty), which are being contested by the Company amount to Rs. 5,506 million, which includes Rs. 755 million in respect of equity accounted investees as of March 31, 2012 (Rs. 6,155 million, which includes Rs. 746 million in respect of equity accounted investees, as of March 31, 2011). The details of the demands for more than Rs. 200 million are as follows:

The Sales Tax Authorities have raised demand of Rs. 332 million (Rs 1,159 million as of March 31, 2011) towards rejection of certain statutory forms for lower/nil tax rate (Form F and Form C) on technical grounds such as late submission, single form issued against two months dispatches, etc. and denial of exemption from tax in absence proof of export for certain years. The Company has contended that the benefit cannot be denied on technicalities and also these are being cured.

In some of the states in India, the Sales Tax authorities have raised disputes totaling up to Rs.406 million as of March 31, 2012 (Rs.414 million as of March 31, 2011), treating the stock transfers of vehicles from the Company’s manufacturing plants to sales offices and the transfers between two sales offices as sales liable for levy of sales tax.

Under the notification (valid upto May 10, 2002) issued by the sales tax authority, in one of the state in India, the rate of sales tax was reduced to 4%. Consequently, the interstate sales tax also became 4% and since it was not concessional rate prescribed declaration forms, was not mandatory in the opinion of the Company. However, the sales tax authorities raised the demand aggregating Rs. 696 million as of March 31, 2012 (Rs. 696 million as of March 31, 2011), on the ground that prescribed declaration forms were not collected. The Company expects to get relief in appeal on submission of Forms.

Sales tax demand aggregating Rs. 1,611 million as of March 31, 2012 (Rs. 1,451 million as of March 31, 2011) have been raised by sales tax authorities disallowing the concessional rate of 2% on certain purchases of raw materials in case the final product is stock transferred for sale outside the state. The sales tax authorities are relying on a notification issued by the State Government. Based on submissions, the appellate authority has remanded the issue for fresh adjudication.

One of the equity accounted investee is contesting for the local sales tax exemption in view of notifications for the period 01-01-1996 to 31-12-2003, which has been denied by the authorities on technical grounds. The equity accounted investee has filed a writ petition against this demand and presently this matter is pending in the High Court of Jharkhand with the stay order on the demand. Share of the Company in the claim amount is Rs. 234 million (Rs. 234 million as of March 31, 2011.)

Other Taxes and Dues

Other amounts for which the Company may contingently be liable aggregate to Rs.2,383 million as of March 31, 2012, which includes Rs. 69 million in respect of equity accounted investees (Rs. 2,238 million as of March 31, 2011, which includes Rs. 46 million in respect of equity accounted investees). Following are the cases involving more than Rs. 200 million:

The municipal authorities in certain states levy octroi duty (a local indirect tax) on goods brought inside the municipal limits at rates based on the classification of goods. Demands aggregating Rs. 617 million as of March 31, 2012 (Rs. 572 million as of March 31, 2011) have been raised demanding higher octroi duties on account of classification disputes relating to components purchased for the manufacture of vehicles and retrospective increase in Octroi rates relating to past periods. The dispute relating to classification is presently pending before the Supreme Court and the other dispute is pending before the Bombay High Court on remand by the Supreme Court.

As of March 31, 2012, Property Tax amounting to Rs. 300 million (Rs. 289 million as of March 31, 2011) has been demanded by the local municipal authorities in respect of vacant land of the Company in the plant in Pimpri, Pune. The Company has filed SLP (Special Leave Petition) before the Supreme Court against an unfavorable decision of the Bombay High Court. The Supreme Court has disposed off the SLP and remanded the matter back to local municipal corporation for fresh adjudication.

Other claims

There are other claims against the Company, majority of which pertain to motor accident claims and product liability claims/consumer complaints. Some of the cases also relate to replacement of parts of vehicles and/or compensation for deficiency in the services by the Company or its dealers.

Commitments

The Company has entered into various contracts with vendors and contractors for the acquisition of plant and machinery, equipment and various civil contracts of capital nature aggregating Rs. 61,277 million as of March 31, 2012, which includes Rs.2,369 million in respect of equity accounted investees (Rs. 50,166 million as of March 31, 2011, which includes Rs. 1,142 million in respect of equity accounted investees), which are yet to be executed.

The Company has entered into various contracts with vendors and contractors for the acquisition of intangible assets of capital nature aggregating Rs. 687 million as of March 31, 2012 (Rs. 1,476 million as of March 31, 2011), which are yet to be executed.

For commitments related to leases, refer note 12.

35.	Capital Management

The capital management is intended to create value for shareholders by facilitating meeting of long term and short term goals of the Company.

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

The following table summarizes the capital of the Company:

	As of March 31,
	2012		2012		2011
	(In millions)
Equity*	US$	6,486.6	Rs.	330,005.4	Rs.	230,231.3

Short- term borrowings and current portion of long term debt		4,291.7		218,342.1		185,990.8
Long- term debt		5,644.2		287,148.1		201,471.3

Total debt		9,935.9		505,490.2		387,462.1

Total capital ( Debt + Equity)	US$	16,422.5	Rs.	835,495.6	Rs.	617,693.4

*	Details of equity

	As of March 31,
	2012		2012		2011
	(In millions)
Total equity as reported in balance sheet	US$	6,512.9	Rs.	331,343.6	Rs.	211,259.3
Currency translation reserve attributable to
- shareholders of Tata Motors Limited		(59.6)		(3,033.0)		20,399.1
- Non-controlling interests		—		(0.5)		101.6
Hedging reserve		33.3		1,695.3		(1,528.7)

Equity as reported above	US$	6,486.6	Rs.	330,005.4	Rs.	230,231.3

36.	Disclosures on financial instruments

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

a)	Financial assets and liabilities

The following table presents the carrying amounts and fair value of each category of financial assets and liabilities as of March 31, 2012.

Financial assets	Cash and loans and receivables		Available- for-sale financial assets		Derivatives in other than hedging relationship		Derivatives in hedging relationship		Total carrying value		Total fair value		Total carrying value		Total fair value
	(In millions)
Cash and cash equivalents	Rs.	145,952.4	Rs.	—	Rs.	—	Rs.	—	Rs.	145,952.4	Rs.	145,952.4	US$	2,868.8	US$	2,868.8
Short-term deposits with bank		11,695.3		—		—		—		11,695.3		11,695.3		229.9		229.9
Finance receivables		171,240.8		—		—		—		171,240.8		171,687.9		3,365.9		3,374.7
Trade receivables		87,654.9		—		—		—		87,654.9		87,654.9		1,722.9		1,722.9
Unquoted equity investments*		—		3,866.4		—		—		3,866.4		—		76.0		—
Other investments		337.6		78,365.0		—		—		78,702.6		78,702.6		1,547.0		1,547.0
Other financial assets
– current		17,350.6		—		69.8		3,880.6		21,301.0		21,301.0		418.7		418.7
– non-current		15,192.9		—		13.8		1,883.2		17,089.9		16,957.4		335.9		333.3

Total	Rs.	449,424.5	Rs.	82,231.4	Rs.	83.6	Rs.	5,763.8	Rs.	537,503.3	Rs.	533,951.5	US$	10,565.1	US$	10,495.3

*	The fair value in respect of the unquoted equity investments cannot be reliably measured.

Financial liabilities	Derivatives other than in hedging relationship		Derivatives in hedging relationship		Other financial liabilities		Total carrying value		Total fair value		Total carrying value		Total fair value
	(In millions)
Accounts payable	Rs.	—		—	Rs.	334,558.9	Rs.	334,558.9	Rs.	334,558.9	US$	6,575.9	US$	6,575.9
Acceptances		—		—		40,787.4		40,787.4		40,787.4		801.7		801.7
Short-term debt (excluding current portion of long-term debt)		—		—		111,179.8		111,179.8		111,179.8		2,185.3		2,185.3
Long-term debt (including current portion of long-term debt)		7,540.4		—		386,770.0		394,310.4		399,200.3		7,750.6		7,846.7
Other financial liabilities
– current		2,131.7		6,929.6		20,809.9		29,871.2		29,871.2		587.1		587.1
– non-current		1,783.8		929.4		4,819.4		7,532.6		7,297.0		148.1		143.4

Total	Rs.	11,455.9	Rs.	7,859.0	Rs.	898,925.4	Rs.	918,240.3	Rs.	922,894.6	US$	18,048.7	US$	18,140.1

The following table presents the carrying amounts and fair value of each category of financial assets and liabilities as of March 31, 2011.

Financial assets	Cash and loans and receivables		Available- for-sale financial assets		Derivatives other than in hedging relationship		Derivatives in hedging relationship		Total carrying value		Total fair value
	(In millions)
Cash and cash equivalents	Rs.	90,670.9	Rs.	—	Rs.	—	Rs.	—	Rs.	90,670.9	Rs.	90,670.9
Short-term deposits with bank		7,735.2		—		—		—		7,735.2		7,735.2
Finance receivables		146,327.7		—		—		—		146,327.7		147,980.7
Trade receivables		67,689.0		—		—		—		67,689.0		67,689.0
Unquoted equity investments*		—		3,513.5		—		—		3,513.5		—
Other investments		345.0		15,026.7		—		—		15,371.7		15,371.7
Other financial assets - current		7,564.7		—		1,168.5		2,479.9		11,213.1		11,213.1
Other financial assets - non-current		15,018.2		—		—		—		15,018.2		14,853.7

Total	Rs.	335,350.7	Rs.	18,540.2	Rs.	1,168.5	Rs.	2,479.9	Rs.	357,539.3	Rs.	355,514.3

*	The fair value in respect of the unquoted equity investments cannot be reliably measured.

Financial liabilities	Derivatives other than in hedging relationship		Derivatives in hedging relationship		Other financial liabilities		Total carrying value		Total fair value
	(In millions)
Accounts payable	Rs.	—	Rs.	—	Rs.	224,904.7	Rs.	224,904.7	Rs.	224,904.7
Acceptances		—		—		53,607.8		53,607.8		53,607.8
Short-term debt (excluding current portion of long-term debt)		—		—		132,144.0		132,144.0		132,144.0
Long-term debt (including current portion of long-term debt)		9,972.8		—		245,345.3		255,318.1		259,613.6
Other financial liabilities – current		19.1		358.6		12,142.0		12,519.7		12,519.7
Other financial liabilities – non-current		—		—		5,611.9		5,611.9		5,425.8

Total	Rs.	9,991.9	Rs.	358.6	Rs.	673,755.7	Rs.	684,106.2	Rs.	688,215.6

The following table provides an analysis of financial instruments that are measured subsequent to initial recognition at fair value, grouped into Level 1 to Level 3, as described below.

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

Valuation techniques with significant unobservable inputs (Level 3): This level of hierarchy includes financial assets and liabilities measured using inputs that are not based on observable market data (unobservable inputs). Fair values are determined in whole or in part, using a valuation model based on assumptions that are neither supported by prices from observable current market transactions in the same instrument nor are they based on available market data. The main items in this category are conversion option liability in foreign currency convertible notes and unquoted available-for-sale financial assets, measured at fair value.

	As of March 31,2012
	Level 1		Level 2		Level 3		Total
	(In millions)
Financial assets measured at fair value
Available-for-sale financial assets	Rs.	78,282.7	Rs.	—	Rs.	82.3	Rs.	78,365.0
Derivative assets		—		5,847.4		—		5,847.4

Total	Rs.	78,282.7	Rs.	5,847.4	Rs.	82.3	Rs.	84,212.4

	US$	1,538.7	US$	114.9	US$	1.6	US$	1,655.2
Financial liabilities measured at fair value
Conversion option liability		—		—		7,540.4		7,540.4
Derivative liabilities		—		11,774.5		—		11,774.5

Total		—		11,774.5		7,540.4		19,314.9

	US$	—	US$	231.4	US$	148.2	US$	379.6

Reconciliation of Level 3 category of financial assets and financial liabilities:

	For the year ended March31, 2012
	Conversion option liability				Available-for-sale financial assets
	(In millions)
Balance at the beginning	US$	196.0	Rs.	9,972.8	US$	2.0	Rs.	101.5
Total gains:
- recognized in income statement (refer note 31)*		(47.8)		(2,432.4)		—		—
- recognized in other comprehensive income		—		—		—		(1.0)
Sales during the year		—		—		(0.4)		(18.2)
Conversion of notes during the year		—		—		—		—

Balance at the end	US$	148.2	Rs.	7,540.4	US$	1.6	Rs.	82.3

*	Gain recognized in the income statement for the year ended March 31, 2012 includes Rs.2,432.4 million in respect of conversion option liability in foreign currency convertible notes outstanding as of March 31, 2012.

	As of March 31,2011
	Level 1		Level 2		Level 3		Total
	(In millions)
Financial assets measured at fair value
Available-for-sale financial assets	Rs.	14,925.2	Rs.	—	Rs.	101.5	Rs.	15,026.7
Derivative assets		—		3,648.4		—		3,648.4

Total	Rs.	14,925.2	Rs.	3,648.4	Rs.	101.5	Rs.	18,675.1

Financial liabilities measured at fair value
Conversion option liability		—		—		9,972.8		9,972.8
Derivative liabilities		—		377.7		—		377.7

Total	Rs.	—	Rs.	377.7	Rs.	9,972.8	Rs.	10,350.5

Reconciliation of Level 3 category of financial assets and financial liabilities:

	For the year ended March 31, 2011
	Conversion option liability		Available-for-sale financial assets
	(In millions)
Balance at the beginning	Rs.	11,136.3	Rs.	106.8
Total losses:
- recognized in income statement (refer note 31)*		13,850.1		—
- recognized in other comprehensive income		—		10.6
Sales during the year		—		(15.9)
Conversion of notes during the year		(15,013.6)		—

Balance at the end	Rs.	9,972.8	Rs.	101.5

*	Total loss recognized in the income statement for the year ended March 31, 2011 includes Rs 5,404.8 million in respect of conversion option liability in foreign currency convertible notes outstanding as of March 31, 2011.

Notes

The short term financial assets and liabilities are stated at amortized cost which is approximately equal to their fair value.

The fair value of finance receivables have been estimated by discounting expected cash flows using rates at which loans of similar credit quality and maturity would be made as of March 31, 2012 and March 31, 2011.

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

Further the Company transfers certain trade receivables under the debt factoring arrangements. These do not qualify for derecognition, due to the recourse arrangement in place.

The carrying amount of trade receivables and finance receivables along with the associated liabilities is as follows:

	As of March 31,
	2012				2012				2011
Nature of Asset	Carrying amount of asset sold		Carrying amount of associated liabilities		Carrying amount of asset sold		Carrying amount of associated liabilities		Carrying amount of asset sold		Carrying amount of associated liabilities
	(In millions)
Trade receivables	US$	258.3	US$	258.3	Rs.	13,138.5	Rs.	13,138.5	Rs.	21,047.1	Rs.	21,047.1
Finance receivables	US$	302.2	US$	349.1	Rs.	15,375.4	Rs.	17,762.7	Rs.	48,397.3	Rs.	50,471.1

c)	Cash flow hedges

As of March 31, 2012, the Company has acquired cash flow hedging instruments. The Company and its subsidiaries use both USD/GBP forward and option contracts, USD/Euro forward contracts and other currency options to hedge future cash flows from sales and purchases. Cash flow hedges are expected to be recognised in profit or loss during the years ending March 31, 2013 to 2015.

The Company and its subsidiaries also have a number of USD/Euro options and other currency options, which are entered into, as an economic hedge against the financial risks of the Company. These contracts do not meet the hedge accounting criteria of IAS 39, so the change in fair value is recognised immediately in the income statement.

The time value of options is considered ineffective in the hedge relationship and the change in fair value is recognised immediately in the income statement.

As of March 31, 2010, there were no designated cash flow hedges.

Changes in fair value of forward exchange contracts to the extent determined to be an effective hedge is recognized in other comprehensive income and the ineffective portion of the fair value change is recognized in income statement. Accordingly, the fair value change of (net loss) Rs. 2,051.7 million (net of tax), (net gain) Rs. 2,462.8 million (net of tax) and Rs.nil, was recognized in other comprehensive income during the year ended March 31, 2012, March 31, 2011 and March 31, 2010, respectively. Amount classified from hedging reserve of
(net gain) Rs. 1,172.3 million (net of tax), (net gain) Rs. 934.1 million (net of tax) and (net loss) Rs. 875.1 million (net of tax) during the year ended March 31, 2012, March 31, 2011 and March 31, 2010, respectively, has been classified as foreign exchange gain / loss in the income statement.

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

i) – (a) Foreign currency exchange rate risk:

The fluctuation in foreign currency exchange rates may have potential impact on the income statement and equity where any transaction references more than one currency or where assets/liabilities are denominated in a currency other than the functional currency of the respective consolidated entities.

Considering the countries and economic environment in which the Company operates, its operations are subject to risks arising from fluctuations in exchange rates in those countries. The risks primarily relate to fluctuations in US Dollar, Chinese Renminbi, Japanese Yen and Euro against the respective functional currencies of Tata Motors Limited and its subsidiaries.

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

The foreign exchange rate sensitivity is calculated by aggregation of the net foreign exchange rate exposure and a simultaneous parallel foreign exchange rates shift in the foreign exchange rates of all the currencies by 10%.

The following analysis has been worked out based on the gross exposure as of the Balance Sheet date which could affect the income statement. There is no exposure to the income statement on account of translation of financial statements of consolidated foreign entities. Further the exposure as indicated below is mitigated by some of the derivative contracts entered into by the Company as disclosed at clause (iv) below.

The following table set forth information relating to foreign currency exposure (other than risk arising from derivatives disclosed at clause (iv) below) as of March 31, 2012:

	US Dollar		Euro		Chinese Renminbi		JPY		Others*		Total
	(In millions)
Financial assets	Rs.	35,772.6	Rs.	19,787.0	Rs.	47,675.6	Rs.	2,607.9	Rs.	18,708.2	Rs	124,551.3
Financial liabilities		169,425.1		76,832.2		30,164.1		12,261.5		17,136.3		305,819.2

Net exposure asset/(liability)	Rs.	(133,652.5)	Rs.	(57,045.2)	Rs.	17,511.5	Rs.	(9,653.6)	Rs.	1,571.9	Rs.	(181,267.9)

*	Others mainly include currencies such as Russian Rouble, Singapore dollars, Swiss Franc, Australian dollars, South African Rand, Thai baht and Korean won.

10% appreciation/ depreciation of the respective foreign currencies with respect to functional currency of Tata Motors Limited and its subsidiaries would result in decrease / increase in the Company’s net income before tax by approximately Rs. 18,126.8 million for the year ended March 31, 2012.

The following table set forth information relating to foreign currency exposure (other than risk arising from derivatives disclosed at clause (iv) below) as of March 31, 2011:

	US Dollar		Euro		Chinese Renminbi		JPY		Others*		Total
	(In millions)
Financial assets	Rs.	20,225.9	Rs.	16,061.2	Rs.	19,960.7	Rs.	2,887.7	Rs.	26,630.3	Rs.	85,765.8
Financial liabilities		88,927.6		32,306.5		20,146.5		3,037.2		23,708.7		168,126.5

Net exposure asset/(liability)	Rs.	(68,701.7)	Rs.	(16,245.3)	Rs.	(185.8)	Rs.	(149.5)	Rs.	2,921.6	Rs.	(82,360.7)

*	Others mainly include currencies such as Russian Rouble, Singapore dollars, Swiss Franc, Australian dollars, South African Rand, Thai baht and Korean won.

10% appreciation/ depreciation of the respective foreign currencies with respect to functional currency of Tata Motors Limited and its subsidiaries would result in decrease / increase in the Company’s net income before tax by approximately Rs 8,236.0 million for the year ended March 31, 2011.

The following table set forth information relating to foreign currency exposure (other than risk arising from derivatives disclosed at clause (iv) below) as of March 31, 2010:

	US Dollar		Euro		JPY		Others*		Total
	(In millions)
Financial assets	Rs.	26,517.9	Rs.	12,821.3	Rs.	1,602.0	Rs.	14,833.5	Rs.	55,774.7
Financial liabilities		75,943.5		42,532.6		6,259.8		7,476.1		132,212.0

Net exposure asset/(liability)	Rs.	(49,425.6)	Rs.	(29,711.3)	Rs.	(4,657.8)	Rs.	7,357.4	Rs.	(76,437.3)

*	Others mainly include currencies such as Singapore dollars, Swiss Franc, Australian dollars, South African Rand, Chinese Renminbi, Thai baht and Korean won.

10% appreciation/depreciation of the respective foreign currencies with respect to functional currency of Tata Motors Limited and its subsidiaries would result in increase/decrease in the Company’s net income before tax by approximately Rs 7,643.7 million for the year ended March 31, 2010.

(Note: The impact is indicated on the income before tax basis).

i) – (b) Interest rate risk

Interest rate risk is measured by using the cash flow sensitivity for changes in variable interest rates. Any movement in the reference rates could have an impact on the cash flows as well as costs.

The Company is subject to variable interest rates on some of its interest bearing liabilities. The Company’s interest rate exposure is mainly related to debt obligations. The Company also uses a mix of interest rate sensitive financial instruments to manage the liquidity and fund requirements for its day to day operations like short term non-convertible bonds and short term loans.

In its financing business, the Company enters into transactions with customers which primarily result in receivables at fixed rates. In order to manage this risk, the Company has a policy to match funding in terms of maturities and interest rates and also for certain part of the portfolio, the Company does not match funding with maturities, in order to take advantage of market opportunities.

The Company also enters into arrangements of securitization of receivables in order to reduce the impact of interest rate movements.

As of March 31, 2012, March 31, 2011 and March 31, 2010, net financial liability of Rs. 176,156.7 million, Rs. 103,521.8 million and Rs.103,987.9 million respectively, was subject to the variable interest rate. Increase/decrease of 100 basis points in interest rates at the balance sheet date would result in an impact (decrease/increase in case of net income) of Rs.1,761.6 million, Rs. 1,035.2 million and Rs. 1,039.9 million on income for the year ended March 31, 2012, March 31, 2011 and March 31, 2010, respectively.

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

(Note: The impact is indicated on the income before tax basis).

i) – (c) Equity Price risk

Equity Price Risk is related to the change in market reference price of the investments in equity securities.

The fair value of some of the Company’s investments in available-for-sale securities exposes the Company to equity price risks. In general, these securities are not held for trading purposes. These investments are subject to changes in the market price of securities. The fair value of available- for- sale equity securities as of March 31, 2012, March 31, 2011 and March 31, 2010, was Rs. 2,885.3 million, Rs. 3,645.4 million and Rs. 3,608.2 million, respectively. A 10 % change in equity prices of available -for- sale securities held as of March 31, 2012, March 31, 2011 and March 31, 2010, would result in an impact of Rs.288.5 million, Rs. 364.5 million and Rs. 360.8 million on equity, respectively.

The Company has investments in unquoted equity shares, the fair value of which cannot be reliably measured, of Rs. 3,866.4 million as of March 31, 2012 and Rs. 3,513.5 million as of March 31, 2011.

(Note: The impact is indicated on equity before consequential tax impact, if any).

ii)	Credit risk

Credit risk is the risk of financial loss arising from counterparty failure to repay or service debt according to the contractual terms or obligations. Credit risk encompasses both the direct risk of default and the risk of deterioration of creditworthiness as well as concentration risks.

Financial instruments that are subject to concentrations of credit risk principally consist of investments classified as loans and receivables, trade receivables, finance receivables, loans and advances and derivative financial instruments. None of the financial instruments of the Company result in material concentrations of credit risks.

Exposure to credit risk

The carrying amount of financial assets represents the maximum credit exposure. The maximum exposure to credit risk was Rs. 530,536.2 million as of March 31, 2012 and Rs. 350,134.3 million as of March 31, 2011, being the total of the carrying amount of balances with banks, short term deposits with banks, trade receivables, finance receivables, margin money and other financial assets excluding equity investments.

Financial assets that are neither past due nor impaired

None of the Company’s cash equivalents, including time deposits with banks, are past due or impaired. Regarding trade receivables and other receivables, and other loans or receivables that are neither impaired nor past due, there were no indications as of March 31, 2012, that defaults in payment obligations will occur.

Credit quality of financial assets and impairment loss

The ageing of trade receivables and finance receivables as of Balance Sheet date is given below. The age analysis have been considered from the due date.

	As of March 31,
	2012		2012		2012		2012		2011		2011
	(In millions)
Trade receivables	Gross		Allowance		Gross		Allowance		Gross		Allowance
Period (in months)
Not due	US$	1,214.2	US$	(0.5)	Rs.	61,770.5	Rs.	(25.6)	Rs.	49,423.3	Rs.	(19.0)
Overdue up to 3 months		399.3		—		20,319.4		(2.4)		9,359.4		(23.4)
Overdue 3-6 months		63.8		(5.5)		3,247.0		(278.9)		2,222.8		—
Overdue more than 6 months		108.9		(57.3)		*5,542.5		(2,917.6)		*9,006.1		(2,280.2)

Total	US$	1,786.2	US$	(63.3)	Rs.	90,879.4	Rs.	(3,224.5)	Rs.	70,011.6	Rs.	(2,322.6)

*	Trade receivables overdue more than six months include Rs. 1,387.7 million (Rs. 3,827.7 million as at March 31,2011) outstanding from State Government organizations in India which are considered recoverable.

	As of March 31,
	2012		2012		2012		2012		2011		2011
	(In millions)
Finance receivables	Gross		Allowance		Gross		Allowance		Gross		Allowance
Period (in months)
Not due*	US$	3,361.5	US$	(68.1)	Rs.	171,016.2	Rs.	(3,464.2)	Rs.	144,936.5	Rs.	(3,460.4)
Overdue up to 11 months		74.6		(32.6)		3,796.8		(1,659.6)		4,316.3		(466.8)
Overdue more than 11 months		147.8		(117.3)		7,517.4		(5,965.8)		6,145.8		(5,143.7)

Total	US$	3,583.9	US$	(218.0)	Rs.	182,330.4	Rs.	(11,089.6)	Rs.	155,398.6	Rs.	(9,070.9)

*	Allowance in the ‘Not due’ category includes allowance against installments pertaining to impaired finance receivables which have not yet fallen due.

iii)	Liquidity risk

Liquidity risk refers to the risk that the Company cannot meet its financial obligations. The objective of liquidity risk management is to maintain sufficient liquidity and ensure that funds are available for use as per requirements.

The Company has obtained fund and non fund based working capital lines from various banks. Further, the Company has access to funds from debt markets through commercial paper programs, non -convertible debentures, fixed deposits from public and other debt instruments. The Company invests its surplus funds in bank fixed deposit and liquid and liquid plus schemes of mutual funds, which carry no/low mark to market risks. The Company has also invested 15% of the public deposits (taken by the Company) falling due for repayment in the next 12 months in bank deposits, to meet the regulatory norms of liquidity requirements.

The Company also constantly monitors funding options available in the debt and capital markets with a view to maintaining financial flexibility.

The table below provides details regarding the contractual maturities of financial liabilities, including estimated interest payments as of March 31, 2012:

	Carrying amount		Due in 1st Year		Due in 2nd Year		Due in 3rd to 5th Year		Due after 5 Years		Total contractual cash flows		Total contractual cash flows
	(In millions)
Non derivative financial liabilities
Accounts payable and acceptances	Rs.	375,346.3	Rs.	375,346.3	Rs.	—	Rs.	—	Rs.	—	Rs.	375,346.3	US$	7,377.6
Borrowings and interest thereon		510,559.7		244,187.4		110,823.0		84,233.7		193,495.2		632,739.3		12,437.1
Other financial liabilities		20,559.8		15,740.4		1,411.3		3,695.8		849.0		21,696.5		426.5
Derivative liabilities		11,774.5		9,061.3		1,995.8		717.4		—		11,774.5		231.5

Total	Rs.	918,240.3	Rs.	644,335.4	Rs.	114,230.1	Rs.	88,646.9	Rs.	194,344.2	Rs.	1,041,556.6	US$	20,472.7

Contractual maturity of borrowings includes cash flows relating to collateralized debt obligation. This represents the amount received against the transfer of finance receivables in securitization transactions/ direct assignments, which do not qualify for derecognition. The liability of the Company in such cases is limited to the extent of credit enhancements provided. The contractual maturity of such collateralized debt obligation is as follows:

	Carrying amount		Due in 1st Year		Due in 2nd Year		Due in 3rd to 5th Year		Total contractual cash flows		Total contractual cash flows
	(In millions)
Collateralized debt obligation	Rs.	17,762.7	Rs.	13,813.0	Rs.	4,745.2	Rs.	452.2	Rs.	19,010.4	US$	373.7

For the purpose of compiling the contractual cash flows, it has been assumed that the foreign currency convertible notes will be repaid on maturity. If these are not converted, the amounts repayable are as follows:

	Carrying amount		Due in 1st Year		Due in 2nd Year		Due in 3rd to 5th Year		Total contractual cash flows		Total contractual cash flows
	(In millions)
Foreign currency convertible Notes *	Rs.	37,252.1	Rs.	32,891.6	Rs.	266.9	Rs.	6,689.0	Rs.	39,847.5	US$	783.2

*	excludes conversion option liability of Rs. 7,540.4 millions.

The table below provides details regarding the contractual maturities of financial liabilities, including estimated interest payments as of March 31, 2011:

	Carrying amount		Due in 1st Year		Due in 2nd Year		Due in 3rd to 5th Year		Due after 5 Years		Total contractual cash flows
	(In millions)
Non derivative financial liabilities
Accounts payable and acceptances	Rs.	278,512.5	Rs.	278,512.5	Rs.	—	Rs.	—	Rs.	—	Rs.	278,512.5
Borrowings and interest thereon		389,463.7		204,299.0		107,423.0		96,826.0		35,753.2		444,301.2
Other financial Liabilities		15,752.3		10,140.4		1,546.2		3,662.5		1,312.9		16,662.0
Derivative liabilities		377.7		377.7		—		—		—		377.7

Total	Rs.	684,106.2	Rs.	493,329.6	Rs.	108,969.2	Rs.	100,488.5	Rs.	37,066.1	Rs.	739,853.4

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

For the purpose of compiling the contractual cash flows, it has been assumed that the foreign currency convertible notes will be repaid on maturity. If these are not converted, the amounts repayable are as follows:

	Carrying amount		Due in 1st Year		Due in 2nd Year		Due in 3rd to 5th Year		Total contractual cash flows
	(In millions)
Foreign currency convertible Notes *	Rs.	29,917.9	Rs.	284.1	Rs.	28,828.5	Rs.	6,094.3	Rs.	35,206.9

*	excludes conversion option liability of Rs. 9,972.8 million.

iv)	Derivative financial instruments and risk management

The Company has entered into variety of interest rate and foreign currency forward contracts and options, to manage its exposure to fluctuations in foreign exchange rates and interest rates. The counter party is generally a bank. These financial exposures are managed in accordance with its risk management policies and procedures.

The Company also enters into interest rate swaps and interest rate currency swap agreements, mainly to manage exposure on its fixed rate or variable rate debt. The Company uses interest rate derivatives or currency swaps to hedge exposure to exchange rate fluctuations on principal and interest payments for borrowings denominated in foreign currencies.

Specific transactional risks include risks like liquidity and pricing risks, interest rate and exchange rate fluctuation risks, volatility risks, counterparty risks, settlement risks and gearing risks.

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

Fair value of conversion option in foreign currency convertible notes/convertible alternative reference securities is determined using various option valuation models such as Black Scholes Merton model, Cox Ross Rubinstein model and Monte Carlo simulation. These models consider various inputs, such as stock price as at the date of valuation, strike price of the option as per terms of issue of the instrument, time to expiry, volatility of the underlying share price, risk free interest rate and expected dividend rate.

Main assumptions used in valuation of conversion option in foreign currency convertible notes (FCCN)/ convertible alternative reference securities (CARS) as of March 31, 2012:

		Assumptions
	Currency	Share price in foreign currency*	Volatility in share price	Risk free interest rate
CARS due in 2012	USD	5.41	36%	0.5%
FCCN due in 2014	USD	5.41	45%	0.7%

*	During the year ended March 31, 2012, consequent to shareholders approval, the Ordinary and ‘A’ Ordinary shares both having face value of Rs. 10 each were subdivided into 5 shares having face value of Rs. 2 each.

Main assumptions used in valuation of conversion option in foreign currency convertible notes (FCCN)/ convertible alternative reference securities (CARS) as of March 31, 2011:

		Assumptions
	Currency	Share price in foreign currency	Volatility in share price	Risk free interest rate
CARS due in 2012	USD	27.6	41%	0.6%
FCCN due in 2014	USD	27.6	35%	1.7%

The fair value of derivative financial instruments including embedded derivative is as follows:

	As of March 31,
	2012		2012		2011
	(In millions)
Forward exchange contracts, options and interest rate swaps	US$	(116.5)	Rs.	(5,927.1)	Rs.	3,270.7
Embedded derivative- conversion option		(148.2)		(7,540.4)		(9,972.8)

Total	US$	(264.7)	Rs.	(13,467.5)	Rs.	(6,702.1)

The loss on derivative contracts recognized in the income statement was Rs. 1,316.4 million, Rs. 12,667.3 million, Rs.10,788.1 million for the year ended March 31, 2012, March 31, 2011, March 31, 2010, respectively.

In respect of Company’s forward and option contracts (excluding conversion option), a 10% appreciation/ depreciation of the foreign currency underlying such contracts would have resulted in an approximate gain/ loss of Rs.448.4 million in Company’s hedging reserve and an approximate gain / loss of Rs.222.2 million respectively, in the Company’s income statement for the year ended March 31, 2012.

In respect of Company’s forward and option contracts (excluding conversion option), a 10% appreciation/ depreciation of the foreign currency underlying such contracts would have resulted in an approximate gain / loss of Rs. 212.5 million in Company’s hedging reserve and an approximate gain / loss of Rs. 7.1 million respectively, in the Company’s income statement for the year ended March 31, 2011.

In respect of Company’s forward and option contracts (excluding conversion option), a 10% appreciation/ depreciation of the foreign currency underlying such contracts would have resulted in an approximate gain of Rs. 98.3 million and an approximate loss of Rs.304.0 million respectively, in the Company’s income statement for the year ended March 31, 2010.

Exposure to gain/loss on derivative instruments offset to some extent the exposure to foreign currency risk, interest rate risk as disclosed above.

In respect of embedded derivative, conversion option:

A 10% increase/decrease in Company’s share price volatility would have resulted in an approximate loss of Rs. 714.2 million and an approximate gain of Rs. 634.5 million respectively, for the year ended March 31, 2012.

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

A 10% appreciation/depreciation in the underlying foreign currency would have resulted in an approximate gain of Rs. 1,566.2 million and an approximate loss of Rs. 2,748.3 million respectively, for the year ended March 31, 2012.

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

A 50 basis points increase/decrease in US interest rates would have resulted in an approximate loss of Rs. 73.5 million and an approximate gain of Rs.73.5 million respectively, for the year ended March 31, 2012.

A 50 basis points increase/decrease in US interest rates would have resulted in an approximate loss of Rs. 137.4 million and an approximate gain of Rs. 136.0 million respectively, for the year ended March 31, 2011.

A 100 basis points and 25 basis points increase/decrease in US interest rates and Japan interest rates would have resulted in an approximate loss of Rs. 373.9 million and an approximate gain of Rs. 367.5 million, respectively, for the year ended March 31, 2010.

The above analysis assumes that all other variables (other than variable under consideration) remain constant.

(Note: The impact is indicated on the income before tax basis).

37.	Collaterals

Inventory, trade receivables, finance receivables, other financial assets, property, plant and equipment with a carrying amounts of Rs. 248,597.8 million and Rs.287,558.3 million are pledged as collateral/security against the borrowings and contingent liability as of March 31, 2012 and March 31, 2011, respectively.

Fair value of collaterals for which the Company has taken possession and held as of March 31, 2012 and March 31, 2011, amounted to Rs.566.0 million and Rs.75.2 million, respectively. The collateral represents vehicles financed by the Company and the Company normally undertakes disposal of these vehicles through auction process.

38.	Segment reporting

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

As of March 31, 2012, the Automotive segment is bifurcated into the following two reportable segments.

Tata and other brand vehicles, including financing thereof and Jaguar Land Rover.

The Company’s other segment comprises primarily activities relating to information technology, or IT services, machine tools and factory automation solutions and production, designing and selling of construction equipment (also refer note 30 regarding sale of controlling equity interest in Telcon – a subsidiary engaged in manufacture and sale of construction equipment). None of the other operating segments meets the quantitative thresholds specified in IFRS 8, and accordingly, have been aggregated.

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

	For the year ended / as of March 31, 2012
	Automotive and related activity								Others
	* Tata and other brand vehicles including financing thereof		Jaguar Land Rover		Intra- segment eliminations		Total		Others		Inter-segment eliminations		Total		Total
	(In millions)
Revenues
External revenue	Rs.	610,356.9	Rs.	1,044,533.2	Rs.	—	Rs.	1,654,890.1	Rs.	9,962.8	Rs.	—	Rs.	1,664,852.9	US$	32,724.3
Inter-segment / intra-segment revenue		691.5		—		(678.9)		12.6		8,941.9		(8,954.5)		—		—

Total revenues	Rs.	611,048.4	Rs.	1,044,533.2	Rs.	(678.9)	Rs.	1,654,902.7	Rs.	18,904.7	Rs.	(8,954.5)	Rs.	1,664,852.9	US$	32,724.3

Earnings before other income, interest and tax		40,884.0		118,894.6		—		159,778.6		2,442.8		(1,131.1)		161,090.3		3,166.2
Share of profit/ (loss) of equity accounted investees		606.7		—		—		606.7		(957.8)		—		(351.1)		(6.9)
Impairment in respect of equity accounted investees		—		—		—		—		(4,981.0)		—		(4,981.0)		97.9
Reconciliation to net income:
Other income / (loss) (net)														9,407.1		184.9
Foreign exchange gain/ (loss) (net)														(11,154.2)		(219.2)
Interest income														5,426.8		106.7
Interest expense (net)														(38,290.4)		(752.6)
Income tax expense														(4,707.1)		(92.5)

Net Income													Rs.	116,440.4	US$	2,288.7

*	Tata and other brand vehicles include Tata Daewoo and Fiat traded vehicles.

	For the year ended / as of March 31, 2012
	Automotive and related activity								Others
	* Tata and other brand vehicles including financing thereof		Jaguar Land Rover		Intra- segment eliminations		Total		Others		Inter- segment eliminations		Total		Total
	(In millions)
Depreciation and amortization	Rs.	18,751.6	Rs.	35,576.9	Rs.	—	Rs.	54,328.5	Rs.	106.6	Rs.	—	Rs.	54,435.1	US$	1,070.0
Capital expenditure		35,062.7		113,242.5		—		148,305.2		55.7		(1,197.0)		147,163.9		2,892.7

Segment assets		516,734.0		707,109.6		(400.9)		1,223,442.7		14,021.4		(5,803.9)		1,231,660.2		24,209.5
Investment in equity accounted investees		10,241.1		39.1		—		10,280.2		12,985.7		—		23,265.9		457.3
Reconciliation to total assets:
Investments														82,569.0		1,623.0
Current and non current income tax assets														9,437.2		185.5
Deferred income taxes														41,170.3		809.2
Other unallocated financial assets[1]														41,110.0		808.0

Total assets													Rs.	1,429,212.6	US$	28,092.5

Segment liabilities	Rs.	134,583.6	Rs.	406,813.6	Rs.	(400.9)	Rs.	540,996.3	Rs.	5,013.8	Rs.	(1,510.6)	Rs.	544,499.5	US$	10,702.7
Reconciliation to total liabilities:
Borrowings														505,490.2		9,935.9
Current and non current income tax liabilities														12,980.3		255.2
Deferred income taxes														10,902.4		214.3
Other unallocated financial liabilities [2]														23,996.6		471.5

Total liabilities													Rs.	1,097,869.0	US$	21,579.6

1.	Includes interest bearing loans and deposits and accrued interest income.
2.	Includes interest accrued and other interest bearing liabilities.

	For the year ended / as of March 31, 2011
	Automotive and related activity								Others
	* Tata and other brand vehicles including financing thereof		Jaguar Land Rover		Intra- segment eliminations		Total		Others		Inter-segment eliminations		Total
	(In millions)
Revenues
External revenue	Rs.	526,550.0	Rs.	696,987.7	Rs.	—	Rs.	1,223,537.7	Rs.	8,596.4	Rs.	—	Rs.	1,232,134.1
Inter-segment / intra-segment revenue		297.1		2,766.2		(3,054.0)		9.3		6,319.5		(6,328.8)		—

Total revenues	Rs.	526,847.1	Rs.	699,753.9	Rs.	(3,054.0)	Rs.	1,223,547.0	Rs.	14,915.9	Rs.	(6,328.8)	Rs.	1,232,134.1

Earnings before other income, interest and tax		48,916.4		75,672.9		(170.6)		124,418.7		1,486.6		(598.9)		125,306.4
Share of profit/ (loss) of equity accounted investees		(318.2)		—		—		(318.2)		(140.2)				(458.4)
Reconciliation to net income:
Other income/ (loss) (net)														(8,218.0)
Foreign exchange gain/ (loss) (net)														3,090.0
Interest income														3,669.5
Interest expense (net)														(36,853.5)
Income tax expense														(12,787.3)

Net Income													Rs.	73,748.7

*	Tata and other brand vehicles include Tata Daewoo and Fiat traded vehicles.

	For the year ended / as of March 31, 2011
	Automotive and related activity								Others
	* Tata and other brand vehicles including financing thereof		Jaguar Land Rover		Intra- segment eliminations		Total		Others		Inter- segment eliminations		Total
	(In millions)
Depreciation and amortization	Rs.	15,074.0	Rs.	28,173.8	Rs.	—	Rs.	43,247.8	Rs.	197.9	Rs.	—	Rs.	43,445.7
Capital expenditure		27,412.5		63,608.6		—		91,021.1		359.3		(661.9)		90,718.5

Segment assets		475,680.5		452,774.0		(830.6)		927,623.9		11,769.3		(4,343.1)		935,050.1
Investment in equity accounted investees		9,439.2		5.0		—		9,444.2		19,060.1		—		28,504.3
Reconciliation to total assets:
Investments														18,885.2
Current and non-current income tax assets														9,138.5
Deferred income taxes														10,640.7
Other unallocated financial assets[1]														29,308.1

Total assets													Rs.	1,031,526.9

Segment liabilities	Rs.	135,739.7	Rs.	264,896.8	Rs.	(555.9)	Rs.	400,080.6	Rs.	4,084.0	Rs.	(1,251.5)	Rs.	402,913.1
Reconciliation to total liabilities:
Borrowings														387,462.1
Current and non-current income tax liabilities														7,363.9
Deferred income taxes														13,963.0
Other unallocated financial liabilities [2]														8,565.5

Total liabilities													Rs.	820,267.6

1	Includes interest bearing loans and deposits and accrued interest income.
2	Includes interest accrued and other interest bearing liabilities.

	For the year ended March 31, 2010
	Automotive and related activity								Others
	* Tata and other brand vehicles including financing thereof		Jaguar Land Rover		Intra- segment eliminations		Total		Others		Inter-segment eliminations		Total
	(In millions)
Revenues
External revenue	Rs.	407,318.3	Rs.	490,376.5	Rs.	—	Rs.	897,694.8	Rs.	28,568.0	Rs.	—	Rs.	926,262.8
Inter-segment / intra-segment revenue		275.5		884.1	Rs.	(884.1)		275.5		4,915.1		(5,190.6)		—

Total revenues	Rs.	407,593.8	Rs.	491,260.6	Rs.	(884.1)	Rs.	897,970.3	Rs.	33,483.1	Rs.	(5,190.6)	Rs.	926,262.8

Earnings before other income, interest and tax		46,756.4		877.8		(97.6)		47,536.6		1,265.1		(586.0)		48,215.7
Share of profit/ (loss) of equity accounted investees		(1,217.7)		—		—		(1,217.7)		(11.6)		—		(1,229.3)
Reconciliation to net income:
Other income **														27,146.9
Foreign exchange gain/ (loss) (net)														16,045.3
Interest income														2,570.1
Interest expense (net)														(40,396.0)
Income tax expense														(14,771.6)

Net Income													Rs.	37,581.1

*	Tata and other brand vehicles include Tata Daewoo and Fiat traded vehicles.
**	includes gain on sale of controlling equity interest in subsidiary amounting Rs. 27,565.5 million (refer note 30).

	For the year ended March 31, 2010
	Automotive and related activity								Others
	* Tata and other brand vehicles including financing thereof		Jaguar Land Rover		Intra- segment eliminations		Total		Others		Inter- segment eliminations		Total
	(In millions)
Depreciation and amortization	Rs.	11,847.6	Rs.	23,955.4	Rs.	—	Rs.	35,803.0	Rs.	833.6	Rs.	—	Rs.	36,636.6
Capital expenditures		37,451.0		57,602.2		(2.7)		95,050.5		2,658.1		(728.2)		96,980.4

Entity wide disclosures

Information concerning principal geographic areas is as follows:

Net sales to external customers by geographic area by location of customers:

	Year ended March 31,
	2012		2012		2011		2010
	(In millions)
India	US$	10,860.2	Rs.	552,512.9	Rs.	464,676.1	Rs.	380,845.6
United States of America		3,102.8		157,854.7		147,427.9		100,018.4
United Kingdom		3,535.4		179,865.6		136,905.6		116,646.2
Rest of Europe		3,735.6		190,056.5		150,147.9		131,357.6
China		5,836.4		296,923.2		116,459.1		47,808.1
Rest of the World		5,653.9		287,640.0		216,517.5		149,586.9

Total	US$	32,724.3	Rs.	1,664,852.9	Rs.	1,232,134.1	Rs.	926,262.8

Non-current assets (Property, plant and equipment, Intangible assets, other non-current assets and Goodwill) by geographic area:

	Year ended March 31,
	2012		2012		2011
	(In millions)
India	US$	3,829.0	Rs.	194,802.0	Rs.	178,206.6
United States of America		22.3		1,133.2		1,467.9
United Kingdom		7,017.6		357,018.1		241,605.8
Rest of Europe		52.1		2,650.5		3,435.7
China		30.1		1,532.6		664.6
Rest of the World		256.9		13,072.2		11,413.8

Total	US$	11,208.0	Rs.	570,208.6	Rs.	436,794.4

Information about product revenues:

	Year ended March 31,
	2012		2012		2011		2010
	(In millions)
Tata and Fiat vehicles	US$	10,855.2	Rs.	552,261.2	Rs.	468,554.8	Rs.	356,230.7
Tata Daewoo commercial vehicles		622.1		31,648.4		28,181.4		26,455.2
Hispano buses and coaches		42.5		2,164.4		2,260.5		1,473.1
Finance revenues		478.4		24,340.4		22,231.5		21,796.9
Jaguar Land Rover vehicles		20,531.4		1,044,533.2		702,315.4		491,738.9
Construction equipment		—		—		—		21,109.3
Others		194.7		9,905.3		8,590.5		7,458.7

Total revenues	US$	32,724.3	Rs.	1,664,852.9	Rs.	1,232,134.1	Rs.	926,262.8

39.	Related party transactions

The Company’s related parties principally consist of Tata Sons Ltd., subsidiaries and joint ventures of Tata Sons Ltd, the Company’s associates and their subsidiaries and joint ventures of the Company. The Company routinely enters into transactions with these related parties in the ordinary course of business. The Company enters into transactions for sale and purchase of products with its associates and joint ventures. Transactions and balances with its own subsidiaries are eliminated on consolidation.

The following table summarizes related party transactions and balances included in the consolidated financial statements for the year ended / as of March 31, 2012:

	With associates and it’s subsidiaries		With joint ventures		Tata Sons Ltd its subsidiaries, joint ventures		Total	Total
	(In millions)
Purchase of products	Rs	.66,545.1	Rs	.37,284.1	Rs.	1,819.5	Rs.105,648.7	US$	2,076.6
Sale of products		5,573.6		4,790.9		8,388.4	18,752.9		368.6
Services received		21.8		6.0		4,428.3	4,456.1		87.6
Services rendered		232.3		86.5		504.7	823.5		16.2
Issue of shares by a subsidiary to non controlling interests shareholders		—		—		1,410.6	1,410.6		27.7
Interest (income) / expense, dividend (income) / paid, net		(476.7)		(328.9)		3,576.6	2,771.0		54.5
Amounts receivable in respect of loans and interest thereon		276.3		3,037.5		263.2	3,577.0		70.3
Amounts payable in respect of loans and interest thereon *		302.0		—		3,962.6	4,264.6		83.8
Trade and other receivables		1,094.3		45.4		1,917.3	3,057.0		60.1
Accounts payable		1,288.6		1,126.8		1,344.0	3,759.4		73.9
Loans given / repaid		710.0		—		10,106.3	10,816.3		212.6
Purchase of shares in subsidiary		—		—		3,043.4	3,043.4		59.8
Purchase of unquoted equity shares		—		—		346.8	346.8		6.8
Loans taken / repaid		940.0		—		4,019.8	4,959.8		97.5
Deposits receivable		—		—		30.0	30.0		0.6

*	Amounts payable in respect of loans and interest consist of collateralized debt obligation for financial assets transferred to a related party that does not meet the derecognition criteria because of credit enhancement features.

The following table summarizes related party transactions and balances included in the consolidated financial statements for the year ended / as of March 31, 2011:

	With associates and it’s subsidiaries		With joint ventures		Tata Sons Ltd its subsidiaries and joint ventures		Total
	(In millions)
Purchase of products	Rs.	43,872.4	Rs.	44,008.8	Rs.	911.9	Rs.	88,793.1
Purchase of property, plant and equipment		—		—		6.9		6.9
Sale of products		4,078.4		4,569.2		3,619.4		12,267.0
Services received		3.0		27.0		3,528.3		3,558.3
Services rendered		227.7		30.6		1,267.9		1,526.2
Interest (income) / expense, dividend (income) / paid, net		(535.7)		(213.0)		3,974.1		3,225.4
Amounts receivable in respect of loans and interest thereon		308.3		2,985.4		233.3		3,527.0
Amounts payable in respect of loans and interest thereon *		—		—		10,037.0		10,037.0
Trade and other receivables		579.6		26.6		1,621.6		2,227.8
Accounts payable		795.8		7.1		1,235.3		2,038.2
Loans given / repaid		890.0		—		14,919.8		15,809.8
Purchase of unquoted equity shares		—		2,015.8		1,094.8		3,110.6
Loans taken / repaid		830.0		—		10,686.0		11,516.0
Deposits given		—		—		30.0		30.0
*	Amounts payable in respect of loans and interest consist of collateralized debt obligation for financial assets transferred to a related party that does not meet the derecognition criteria because of credit enhancement features.

The following table summarizes related party transactions and balances included in the consolidated financial statements for the year ended / as of March 31, 2010

	Withassociates and it’s subsidiaries		With joint ventures		Tata Sons Ltd its subsidiaries and joint ventures		Total
	(In millions)
Purchase of products	Rs.	27,907.2	Rs.	31,906.1	Rs.	0.9	Rs.	59,814.2
Sale of property, plant and equipment		—		—		0.3		0.3
Sale of products		2,703.2		2,856.1		12.7		5,572.0
Services received		1.7		—		4,046.1		4,047.8
Services rendered		61.7		51.8		354.4		467.9
Interest (income) / expense, dividend (income) / paid, net		(101.6)		(399.0)		2,969.5		2,468.9
Sale of investment		—		—		6,933.8		6,933.8
Gain on sale of investment		—		—		4,920.0		4,920.0
Amounts receivable in respect of loans and interest thereon		255.5		2,755.9		—		3,011.4
Amounts payable in respect of loans and interest thereon *		130.1		—		14,269.9		14,400.0
Trade and other receivables		464.9		0.9		132.4		598.2
Accounts payable		601.7		2,130.3		1,208.3		3,940.3
Loans given / repaid		32.7		—		—		32.7
Investment in equity		14.4		1,309.9		—		1,324.3
Loans taken / repaid		670.0		—		5,674.7		6,344.7

*	Amounts payable in respect of loans and interest consist of collateralized debt obligation for financial assets transferred to a related party that does not meet the derecognition criteria because of credit enhancement features.

Compensation of key management personnel:

	Year ended March 31,
	2012		2012		2011		2010
	(In millions)
Short-term benefits	US$	9.6	Rs.	487.9	Rs.	345.6	Rs.	127.4
Termination benefits		5.4		276.5		—		—
Post- employment benefits*		4.3		219.3		46.1		36.2

*	Excludes provision for encashable leave and gratuity as a separate actuarial valuation is not available.

Other transactions with key management personnel:

	Year ended March 31,
	2012		2012		2011		2010
	(In millions)
Interest (income) / expense, dividend (income) / paid, net	US$	0.3	Rs.	16.2	Rs.	17.1	Rs.	19.6
Amounts receivable in respect of loans and interest thereon		—		0.9		1.0		1.0
Fixed deposits taken		—		—		—		2.0
Fixed deposits repaid		2.5		129.0		—		—
Amounts payable in respect of fixed deposits and interest thereon		—		2.0		131.0		154.3

Refer note 33 for information on transactions with post-employment benefit plans.

40.	Subsequent events

Subsequent to the year ended March 31, 2012,

1)	the Company has alloted:

i.	25 Ordinary Shares and 26,075 ‘A’ Ordinary Shares out of shares held in abeyance; and

ii.	22,370 Ordinary Shares upon conversion of one Convertible Alternative Reference Securities (CARS) due 2012, and 1,60,95,391 Ordinary Shares upon conversion of 422, 4% Foreign Currency Convertible Notes (FCCN) due 2014.

2)	the Company has repaid 4,729 notes of Convertible Alternative Reference Securities (CARS) due 2012 on due date.

41.	Earnings per share (“EPS”)

	Net income attributable to shareholders of Tata Motors Limited (In millions)		Weighted average shares (Nos.)	Earnings per share
For the year ended March 31, 2012:
Ordinary Shares
Basic net earnings per share	Rs.	98,054.9	2,691,542,867	Rs.	36.4
	US$	1,927.3		US$	0.7

Effect of shares kept in abeyance	Rs.	(6.5)	529,377	Rs.	(12.3)
	US$	(0.1)		US$	(0.2)

Effect of Zero Coupon Convertible Alternative Reference Securities (USD) due 2012 (CARS)	Rs.	2,738.7	105,818,480	Rs.	25.9
	US$	53.9		US$	0.5

	Net income attributable to shareholders of Tata Motors Limited (In millions)		Weighted average shares (Nos.)	Earnings per share
Diluted earnings per share	Rs.	100,787.1	2,797,890,724	Rs.	36.0
	US$	1,981.1		US$	0.7
‘A’ Ordinary Shares
Basic net earnings per share	Rs.	17,604.2	481,900,898	Rs.	36.5
	US$	346.0		US$	0.7

Effect of shares kept in abeyance	Rs.	6.5	305,518	Rs.	21.3
	US$	0.1		US$	0.4

Effect of Zero Coupon Convertible Alternative Reference Securities (USD) due 2012 (CARS)	Rs.	(192.2)	—	Rs.	—
	US$	(3.7)		US$	—

Diluted earnings per share	Rs.	17,418.5	482,206,416	Rs.	36.1
	US$	342.4		US$	0.7

For the year ended March 31, 2011:
Ordinary Shares
Basic net earnings per share	Rs.	63,614.8	2,588,800,690	Rs.	24.6

Effect of Zero Coupon Foreign Currency Convertible Notes (JPY) due 2011	Rs.	(9.9)	1,325,246	Rs.	(7.5)

Effect of shares kept in abeyance	Rs.	(8.2)	746,291	Rs.	(11.0)

Diluted earnings per share	Rs.	63,596.7	2,590,872,227	Rs.	24.5
‘A’ Ordinary Shares
Basic net earnings per share	Rs.	9,787.0	396,669,199	Rs.	24.7

Effect of Zero Coupon Foreign Currency Convertible Notes (JPY) due 2011	Rs.	(6.5)	—	Rs.	—

Effect of shares kept in abeyance	Rs.	8.3	497,649	Rs.	16.7
Diluted earnings per share	Rs.	9,788.8	397,166,848	Rs.	24.6

For the year ended March 31, 2010:
Ordinary Shares
Basic net earnings per share	Rs.	33,377.5	2,318,682,314	Rs.	14.4

Effect of shares kept in abeyance	Rs.	(5.1)	749,857	Rs.	(6.7)

Diluted earnings per share	Rs.	33,372.4	2,319,432,171	Rs.	14.4

‘A’ Ordinary Shares
Basic net earnings per share	Rs.	4,651.2	320,880,139	Rs.	14.5

Effect of shares kept in abeyance	Rs.	5.1	500,681	Rs.	(10.1)

Diluted earnings per share	Rs.	4,656.3	321,380,820	Rs.	14.5

Earnings per share have been adjusted retrospectively for the sub-division of shares in fiscal 2012.

‘A’ Ordinary shares holders are entitled to receive dividend at 5 percentage points more than the aggregate rate of dividend determined by the Company on Ordinary shares for the financial year.

The effect of 44,777,255 Ordinary shares issuable as of March 31, 2012, on conversion of 4% Foreign Currency Convertible Notes (USD) due 2014 is anti-dilutive for the year ended March 31, 2012 and have not been considered in the computation of diluted EPS.

The effect of 150,079,945 Ordinary shares issuable as of March 31, 2011, on conversion of Zero Coupon Convertible Alternative Reference Securities and other Foreign Currency Convertible Notes, is anti-dilutive for the year ended March 31, 2011 and have not been considered in the computation of diluted EPS.

The effect of 267,340,145 Ordinary shares issuable as of March 31, 2010, on conversion of Zero Coupon Convertible Alternative Reference Securities and other Foreign Currency Convertible Notes, is anti-dilutive for the year ended March 31, 2010 and have not been considered in the computation of diluted EPS.

Impact of changes in accounting policies:

Change in the Company’s accounting policies during the year ended March 31, 2010 are described in detail in note 2 (v). To the extent that those changes have had an impact on reported results, they have had an impact on the amounts reported for earnings per share.

The following table summarizes the effect on both basic and diluted earnings per share for the year ended March 31, 2010:

	Effect on net income attributable to shareholders of Tata Motors Limited – basic earnings per share		Effect on net income attributable to shareholders of Tata Motors Limited – diluted earnings per share		Effect on basic earnings per share/diluted earnings per share
	(in millions)		(in millions)
Ordinary Shares
Changes in accounting policies relating to:
-retained interest in a subsidiary subsequent to disposal of controlling equity interest	Rs.	11,665.3	Rs.	11,663.5	Rs.	5.0

-attribution of loss to non-controlling interests	Rs.	402.4	Rs.	402.3	Rs.	0.2

‘A’ Ordinary Shares
Changes in accounting policies relating to:
-retained interest in a subsidiary subsequent to disposal of controlling equity interest	Rs.	1,614.3	Rs.	1,616.1	Rs.	5.0

-attribution of loss to non-controlling interests	Rs.	55.7	Rs.	55.8	Rs.	0.2