Form 20-F
period 2013-03-31
TATA MOTORS LTD/FI
filed 2013-08-02
CIK 926042

As filed with the Securities and Exchange Commission on August 2, 2013

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the Fiscal year ended March 31, 2013

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

H.K. Sethna

Tel.: +91 22 6665 7219

Facsimile: +91 22 6665 7260

Address:

Bombay House

24, Homi Mody Street

Mumbai 400 001, India

(Name, telephone, facsimile number and address of company contact person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange on which registered
Ordinary Shares, par value Rs.2 per share *	The New York Stock Exchange, Inc

Securities registered or to be registered pursuant to Section 12(g) of the Act:

None

(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

None

(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report. — 2,708,156,151 Ordinary Shares and 481,959,620 ‘A’ Ordinary Shares, including 498,041,255 Ordinary Shares represented by 99,604,051 American Depositary Shares (ADS) outstanding as of March 31, 2013. (Each ADS now represents five Ordinary Shares).

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

•

References to an “ADS” are to an American Depositary Share, each of which represents five of our Ordinary Shares of Rs.2/- each, and references to an “ADR” are to an American Depositary Receipt evidencing one or more ADSs;

•	References to “Share” and “Ordinary Share” are to the Ordinary Shares and the ‘A’ Ordinary Shares unless otherwise specifically mentioned to the contrary;

•

References to light commercial vehicles, or LCVs, refer to vehicles that have gross vehicle weight, or GVW, of up to 7.5 metric tons while references to medium and heavy commercial vehicles, or M&HCVs refer to vehicles that have GVW, of over 7.5 metric tons;

•

References to passenger cars are to vehicles that have a seating capacity of up to five persons, including the driver that are further classified into the following market segments: Micro — length of up to 3,200 mm; Mini — length of between 3,200 mm and 3,600 mm; Compact — length of between 3,600 mm and 4,000 mm; Super Compact — length of between 4,000 mm and 4,250 mm; Mid-size — length of between 4,250 mm and 4,500mm; Executive — length of between 4,500mm and 4,700 mm; Premium — length of between 4,700 mm and 5,000mm; Luxury — length of above 5,000 mm; Coupe — Roadster- 2 Doors; 2/4 Seater, retractable/firm roof; and Exotics — price greater than Rs.10 million;

•	References to utility vehicles, or UVs, and multi-purpose vehicles, or MPVs and Vans, are to vehicles that have a seating capacity of five to ten persons, including the driver;

•	References to premium cars and sports utility vehicles, or SUVs, are to a defined list of premium competitor cars and SUVs for our Jaguar Land Rover business;

•

Unless otherwise stated, comparative and empirical Indian industry data in this annual report have been derived from published reports of the Society of Indian Automobile Manufacturers, or SIAM; while international industry data have been derived from published reports of IHS Global Insight;

•	References to a particular “Fiscal” year, such as “Fiscal 2012”, are to our Fiscal year ended on March 31 of that year;

•	Figures in tables may not add up to totals due to rounding;

•	“Millimeters” or “mm” are equal to 1/1000 of a meter. A meter is equal to approximately 39.37 inches and a millimeter is equal to approximately 0.039 inch;

•	“Kilograms” or “kg” are each equal to approximately 2.2 pounds, and “metric tons” are equal to 1,000 kilograms or approximately 2,200 pounds;

•	“Liters” are equivalent to 61.02 cubic inches of volume, or approximately 1.057 U.S. quarts of liquid measure; and

•	“Revenues” refers to Total Revenue net of excise duty unless stated otherwise.

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

The risks and factors that could cause our actual results, performances and achievements to be materially different from the forward-looking statements set out in Item 3.D and elsewhere in this annual report include, among others:

•

general political, social and economic conditions, and the competitive environment in India, the United States, the United Kingdom and the rest of Europe and other markets in which we operate and sell our products;

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

A. Selected Financial Data.

The following table sets forth selected financial data including selected historical financial information as of and for each of the Fiscal years ended March 31, 2013, 2012, 2011, 2010, and 2009 in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board, or IFRS.

The selected IFRS consolidated financial data as of March 31, 2013, 2012 and 2011 and for each of the Fiscal years ended March 31, 2013, 2012, and 2011 are derived from our audited IFRS consolidated financial statements included in this annual report. The selected IFRS consolidated financial data as of March 31, 2010 and 2009 and for each of the Fiscal years ended March 31, 2010 and 2009 are derived from our audited IFRS consolidated financial statements not included in this annual report.

You should read our selected financial data in conjunction with Item 5 “— Operating and Financial Review and Prospects”

Selected Financial Data Prepared in Accordance with IFRS

	For each of the years ended March 31,
	2013	2013	2012	2011	2010	2009
	(In US$ millions, except share and per share amounts)	(in Rs. millions, except share and per share amounts)
Revenues	34,260.8	1,859,847.0	1,640,512.5	1,209,902.6	904,465.9	702,636.0
Finance revenues	552.9	30,013.3	24,340.4	22,231.5	21,796.9	20,170.3

Total revenues	34,813.7	1,889,860.3	1,664,852.9	1,232,134.1	926,262.8	722,806.3
Change in inventories of finished goods and work-in-progress	(555.5)	(30,158.0)	(25,770.1)	(18,874.7)	(9,343.9)	15,793.3
Purchase of products for sale	2,369.3	128,615.8	124,295.9	121,000.6	96,839.1	71,260.2
Raw materials and consumables	20,407.0	1,107,792.4	1,001,950.8	694,097.9	531,209.4	401,679.9
Employee cost	3,058.6	166,038.8	122,130.2	92,249.6	87,944.9	75,199.7
Depreciation and amortization	1,358.1	73,723.2	54,435.1	43,445.7	36,636.6	28,039.8
Other expenses	7,039.1	382,119.6	309,380.5	232,341.7	180,807.7	175,613.6
Expenditure capitalized	(1,877.5)	(101,919.7)	(82,659.8)	(57,433.1)	(46,046.7)	(45,310.9)
Gain on sale of controlling equity interest in subsidiary	—	—	—	—	(27,565.5)	(1,404.7)
Other (income) / loss (net)	(221.5)	(12,024.0)	(9,407.1)	8,218.0	418.6	(14,294.8)
Excess of fair value of net assets acquired over cost of acquisition	—	—	—	—	—	(6,569.6)
Foreign exchange (gain)/loss (net)	288.1	15,640.0	11,154.2	(3,090.0)	(16,045.3)	48,142.8
Interest income	(142.9)	(7,759.8)	(5,426.8)	(3,669.5)	(2,570.1)	(3,097.2)
Interest expense (net)	750.7	40,751.8	38,290.4	36,853.5	40,396.0	34,222.3
Impairment in equity accounted investees	—	—	4,981.0	—	—	—
Share of (profit)/loss of equity accounted investees	(31.9)	(1,733.5)	351.1	458.4	1,229.3	3,464.0

Net income /(loss) before tax	2,372.1	128,773.7	121,147.5	86,536.0	52,352.7	(59,932.1)
Income tax expense	(721.9)	(39,190.5)	(4,707.1)	(12,787.3)	(14,771.6)	(841.8)

Net income /(loss) after tax	1,650.2	89,583.2	116,440.4	73,748.7	37,581.1	(60,773.9)

Net income/(loss) attributable to equity holders	1,633.9	88,697.0	115,659.1	73,401.8	38,028.7	(60,142.3)
Net income/(loss) attributable to non-controlling interest	16.3	886.2	781.3	346.9	(447.6)	(631.6)

	For each of the years ended March 31,
	2013		2013	2012	2011	2010	2009
	(In US$ millions, except share and per share amounts)		(in Rs. millions, except share and per share amounts)
Dividends per share	US$	—	Rs. 4.0	Rs. 20.0	Rs. 15.0	Rs. 6.0	Rs. 15.0
Dividends per share ‘A’ Ordinary Shares	US$	—	Rs. 4.1	Rs. 20.5	Rs. 15.5	Rs. 6.5	Rs. —
Weighted average equity shares outstanding:
Basic		2,706,014,707	2,706,014,707	2,691,542,867	2,588,800,690	2,318,682,314	2,065,267,345
Diluted		2,706,507,429	2,706,507,429	2,797,890,724	2,590,872,227	2,319,432,171	2,065,267,345
Weighted average ‘A’ equity shares outstanding:
Basic		481,958,717	481,958,717	481,900,898	396,669,199	320,880,139	137,142,495
Diluted		482,206,515	482,206,515	482,206,416	397,166,848	321,380,820	137,142,495
Earnings per share:
Basic	US$	0.5	Rs. 27.8	Rs. 36.4	Rs. 24.6	Rs. 14.4	Rs. (27.3)
Diluted	US$	0.5	Rs. 27.8	Rs. 36.0	Rs. 24.5	Rs. 14.4	Rs. (27.3)
Earnings per share of ‘A’ Ordinary Shares:
Basic	US$	0.5	Rs. 27.9	Rs. 36.5	Rs. 24.7	Rs. 14.5	Rs. (27.3)
Diluted	US$	0.5	Rs. 27.9	Rs. 36.1	Rs. 24.6	Rs. 14.5	Rs. (27.3)

The face value of shares was sub-divided with effect from September 14, 2011. Post sub-division, Ordinary Shares and ‘A’ Ordinary Shares have each been sub-divided from having face value of Rs.10 each into five shares having face value of Rs.2 each.

Dividend per share and Dividend per ‘A’ Ordinary Share, as given above for Fiscal 2012, 2011, 2010 and 2009 are before the subdivision of Ordinary Shares and ‘A’ Ordinary Shares.

Weighted average equity shares and ‘A’ equity shares outstanding and earnings per share of previous years have been adjusted retrospectively, to make them comparable, pursuant to sub-division of shares.

	As of March 31,
	2013	2013	2012	2011	2010	2009
	(in US$ millions, except number of shares)	(in Rs. millions, except number of shares)
Balance Sheet Data
Total Assets	30,739.8	1,668,695.4	1,434,536.2	1,031,526.9	908,410.2	782,629.4
Long term debt, net of current portion	5,995.3	325,457.5	287,148.1	201,471.3	198,897.4	116,185.9
Total shareholders’ equity	6,887.9	373,905.7	331,343.6	211,259.3	102,222.8	38,725.8
Number of Equity shares outstanding
-Ordinary Shares	2,708,156,151	2,708,156,151	2,691,613,455	538,272,284	506,381,170	449,832,659
-’A’ Ordinary Shares	481,959,620	481,959,620	481,933,115	96,341,706	64,176,374	64,175,655

During Fiscal 2012, Ordinary Shares and ‘A’ Ordinary Shares have each been subdivided from having face value of Rs.10 each into five shares having face value of Rs.2 each. Consequently, the number of shares as at March 31, 2011, 2010 and 2009 are not comparable to the number of shares as at March 31, 2013 and 2012.

Exchange Rate Information

For convenience, some of the financial amounts presented in this annual report have been translated from Indian rupee amounts into US dollar amounts at the rate of Rs.54.2850 = US $1.00, based on the fixing rate in the city of Mumbai as published by the Foreign Exchange Dealers’ Association of India on March 30, 2013. However, such translations do not imply that the Indian rupee amounts have been could have been, or could be converted into US dollars at that or any other rate.

The following table sets forth, for the Fiscal years ended March 31, 2013, 2012, 2011, 2010 and 2009 information with respect to the exchange rate between the Indian rupee and the US dollar (Rs. per US dollar) as published by Bloomberg L.P.

Fiscal year ended March 31,	Period End	Period Average	High	Low
2013	54.28	54.44	57.16	50.72
2012	50.88	47.95	53.72	44.08
2011	44.59	44.98	45.25	44.59
2010	44.92	47.42	50.64	44.92
2009	50.73	45.82	51.97	39.77

The following table sets forth information with respect to the exchange rate between the Indian rupee and the US dollar (Rs. per US dollar) for the previous six months as published by Bloomberg L.P.

Month	Period End	Period Average	High	Low
January 2013	53.23	54.27	55.23	53.23
February 2013	54.36	53.81	54.48	53.14
March 2013	54.28	54.42	54.93	54.03
April 2013	53.81	54.38	54.89	53.81
May 2013	56.51	55.05	56.51	53.82
June 2013	59.39	58.38	60.73	56.45
July 2013	60.37	59.75	60.62	59.04

Source: Bloomberg L.P

As of August 1, 2013, the value of the Indian rupee against the US dollar was Rs.60.4437 per US$1.00, as published by Bloomberg L.P.

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

The impact of the fiscal cliff in the United States, the European sovereign debt crisis and economic challenges in the United Kingdom and Europe continues to be a cause of concern despite concerted efforts to contain the adverse effect of these events on global recovery.

In addition to India, we have automotive operations in the United Kingdom, South Africa, South Korea, Spain and Thailand, and have established a presence in Indonesia. The Indian automotive industry is affected materially by the general economic conditions in India and around the world. The demand for automobiles in the Indian market is influenced by factors including the growth rate of the Indian economy, easy availability of credit, and increase in disposable income among Indian consumers, interest rates, freight rates and fuel prices. During the global financial crisis, the Reserve Bank of India, or RBI, had eased its monetary policy stance to stimulate economic activity. Subsequently, as the Indian economy started recovering from the downturn, inflation pressures increased substantially followed by several interest rate hikes by RBI in 2011.

With inflation moderating in 2012, RBI reduced the repo rate and reverse repo rate by 100 basis points in Fiscal 2013 (50 basis points in April 2012, 25 basis points in January 2013 and further 25 basis points in March 2013). However, muted industrial growth along with continuing higher inflation and interest rates still pose risks to overall growth. The automotive industry in general is cyclical and economic slowdowns in the past have affected the manufacturing sector including the automotive and related industries. Deterioration in key economic factors such as growth rate, interest rates and inflation as well as reduced availability of financing for vehicles at competitive rates may materially and adversely affect our automotive sales in India and results of operations.

Our Jaguar Land Rover operations have significant presence in the United Kingdom, North America, continental Europe and China, as well as sales operations in many major countries across the globe. The global economic downturn significantly impacted the global automotive markets, particularly in the United States and Europe, including the United Kingdom, where our Jaguar Land Rover operations have significant sales exposure. Our strategy with respect to our Jaguar Land Rover operations, which includes new product launches and expansion into growing markets such as China, Russia and Brazil, may not be sufficient to mitigate the decrease in demand for our products in established markets and this could have a significant adverse impact on our financial performance. Our Jaguar Land Rover business, while increasing its investments towards products, capacity expansion and other initiatives, is also exploring opportunities to reduce its cost base through increased sourcing of materials from low cost countries, reduction in number of suppliers, reduction in number of platforms, reduction in engineering change costs, increased use of off-shoring and several other initiatives. While markets in the United States have shown signs of recovery and stability, the United Kingdom and Europe continue to struggle. If industry demand softens because of the impact of the debt crisis, or lower or negative economic growth in key markets, including China, or other factors, our results of operations and financial condition could be materially and adversely affected.

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

In the event that we breach these covenants, the outstanding amounts due under such financing agreements could become due and payable immediately and/or result in increased costs. A default under one of these financing agreements may also result in cross-defaults under other financing agreements and result in the outstanding amounts under such other financing agreements becoming due and payable immediately. Defaults under one or more of our financing agreements could have a material adverse effect on our results of operations and financial condition.

In Fiscal 2013, we were in breach of two financial covenants relating to our ratio of total outstanding liability to tangible networth and the other relating to our debt service coverage ratio in bank guarantees relating to our 2009 non-convertible Indian rupee debentures, which would potentially increase cost. We have requested and obtained waivers of our obligations to pay additional costs as a consequence of such breaches. However, we cannot assure you that we will succeed in obtaining consents or waivers in the future from our lenders or guarantors, or that our lenders and guarantors will not impose additional operating and financial restrictions on us, or otherwise seek to modify the terms of our existing loan agreements in ways that are materially adverse to us. See “Item 5. Operating and Financial Review and Prospects — B. Liquidity and Capital Resources — Loan Covenants.”

Because of the acquisition of Jaguar Land Rover, our historical financial statements may not be comparable.

On June 2, 2008, we completed the acquisition of Jaguar Land Rover from the Ford Motor Company, or Ford. Therefore, our financial statements for the Fiscal years ended March 31, 2009 include the results of Jaguar Land Rover for the period commencing from June 2, 2008 to March 31, 2009. Neither pro forma nor historical consolidated financial statements showing our combined results of operations and financial condition, including Jaguar Land Rover, have been prepared or are being provided in this annual report.

This may make it difficult to compare our past performance and financial condition or to estimate our consolidated performance in the future. Moreover, the global disruption of the automotive industry during the financial crisis in 2009, including in Jaguar Land Rover’s markets, makes past performance of the business not necessarily indicative of future demand, trends or results.

Exchange rate and interest rate fluctuations could materially and adversely affect our results of operations.

Our operations are subject to risk arising from fluctuations in exchange rates with reference to countries in which we operate. These risks primarily stem from the relative movements of the GBP, the US dollar, the Euro, the Chinese Renminbi, the Japanese Yen and the Indian rupee. In particular, as of August 1, 2013, the value of the Indian rupee against the US Dollar was Rs. 60.4437 per US$1.00, as published by Bloomberg L.P., a depreciation of approximately 11.4%, as compared to Rs.54.2850 = US $1.00, based on the fixing rate in the city of Mumbai as published by the Foreign Exchange Dealers’ Association of India on March 30, 2013.

We import capital equipment, raw materials and components from, and also sell our vehicles in various countries. These transactions are denominated primarily in US dollars and Euros. Moreover, we have outstanding foreign currency denominated debt and are sensitive to fluctuations in foreign currency exchange rates. We have experienced and expect to continue to experience foreign exchange losses and gains on obligations denominated in foreign currencies in respect of our borrowings and foreign currency assets and liabilities due to currency fluctuations. Our Jaguar Land Rover operations have significant exchange rate exposure considering our vehicle sales in the U.S., Europe and China. In addition, Jaguar Land Rover sources a significant portion of input material from European suppliers.

As compared to the previous year, the GBP has, on average, weakened against the US dollar, and strengthened against the Euro, which has positively influenced the results of our operations The depreciation of the Indian rupee against the US dollar adversely impacted our borrowing cost and consequently, our results of operations. Our Jaguar Land Rover operations have outstanding foreign currency denominated debt in US dollars and are sensitive to fluctuations in foreign currency exchange rates.

Although we engage in currency hedging in order to decrease our foreign exchange risks, a weakening of the Indian rupee against the US dollar or other major foreign currencies may have an adverse effect on our cost of borrowing and consequently may increase our financing costs, which could have a significant adverse impact on our results of operations.

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

The global automotive industry is highly competitive and competition is likely to further intensify in view of the continuing globalization and consolidation in the worldwide automotive industry. Competition is especially likely to increase in the premium automotive categories as each market participant intensifies its efforts to retain its position in established markets while also developing a presence in emerging markets, such as China. The factors affecting competition include product quality and features, innovation and product development time, ability to control costs, pricing, reliability, safety, fuel economy, environmental impact and perception thereof, customer service and financing terms. There can be no assurance that we will be able to compete successfully in the global automotive industry in the future.

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

We are subject to risks associated with our automobile financing business. During Fiscal 2013, in order to support the sale of our vehicles, our automobile financing business has increased its market share. Any default by our customers or inability to repay installments as due, could adversely affect our business, results of operations and cash flows. In addition, any downgrade in our credit ratings may increase our borrowing costs and restrict our access to the debt markets. Over time, and particularly in the event of any credit rating downgrade, market volatility, market disruption, regulatory changes or otherwise, we may need to reduce the amount of financing receivables we originate, which could adversely affect our ability to support the sale of our vehicles.

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

Natural disasters and man-made accidents, adverse economic conditions, decline in automobile demand, and lack of access to sufficient financing arrangements, among others, could have a negative financial impact on our suppliers and distributors in turn impairing timely availability of components to us or increasing the costs of such components. Similarly, impairments to the financial condition of our distributors may adversely impact our performance in some markets. In addition, if one or more of the other global automotive manufacturers were to become insolvent, this would have an adverse effect on the supply chains and may further affect our results of operations in an adverse manner.

In respect of our Jaguar Land Rover operations, as part of a separation agreement from Ford, we have entered into supply agreements with Ford and certain other third parties for critical components. Any disruption of such services could have a material adverse effect on our operations and financial condition.

Increases in input prices may have a material adverse effect on our results of operations.

In Fiscal 2013 and 2012, consumption of raw materials, components and aggregates and purchase of products for sale constituted approximately 63.8% and 66.1% respectively, of total revenues. Prices of commodity items used in manufacturing automobiles, including steel, aluminum, copper, zinc, rubber, platinum, palladium and rhodium have become increasingly volatile in recent years. Further price movements would closely depend on the evolving economic scenarios across the globe. While we continue to pursue cost reduction initiatives, an increase in price of input materials could severely impact our profitability to the extent such increase cannot be absorbed by the market through price increases and/or could have a negative impact on the demand. In addition, because of intense price competition and our high level of fixed costs, we may not be able to adequately address changes in commodity prices even if they are foreseeable. Increases in fuel costs also pose a significant challenge to automobile manufacturers worldwide, including us, especially in the commercial and premium vehicle segments where increased fuel prices have an impact on demand.

Deterioration in the performance of any of our subsidiaries and affiliates may adversely affect our results of operations.

We have made and may continue to make capital commitments to our subsidiaries and affiliates, and if the business or operations of any of these subsidiaries and affiliates deteriorates, the value of our investments may be adversely affected.

The significant reliance of Jaguar Land Rover on key mature markets increases the risk of negative impact of adverse change in customer demand in those countries

Jaguar Land Rover, which contributes approximately 72% of our revenues, has a significant presence in the United Kingdom, North American and continental European markets. The global economic downturn significantly impacted the automotive industry in these markets in Fiscal 2009. Even though sales of passenger cars were aided by government-sponsored car-scrap incentives, these incentives primarily benefited the compact and micro-compact car segments and had virtually no slowing effect on the sales declines in the premium car or all-terrain vehicle segments in which we operate. Although demand in these markets has recovered, any decline in demand for our vehicles in these major markets may in the future significantly impair our business, financial position and results of operations. In addition, our strategy, which includes new product launches and expansion into growing markets, such as China, India, Russia and Brazil, may not be sufficient to mitigate a decrease in demand for our products in mature markets in the future, which could have a significant adverse effect on our financial performance.

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

Our rights to our trade names and trademarks are a crucial factor in marketing our products. Establishment of the “Tata” word mark and logo mark in and outside India is material to our operations. We have licensed the use of the “Tata” brand from Tata Sons Limited, or Tata Sons. If Tata Sons, or any of their subsidiaries or affiliated entities, or any third party uses the trade name “Tata” in ways that adversely affect such trade name or trademark, our reputation could suffer damage, which in turn could have a material adverse effect on our business, financial condition and results of operations.

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

Our growth strategy relies on the expansion of our operations by introducing certain automotive products in other parts of the world, including Europe, China, Russia, Brazil, the United States, Africa, and other parts of Asia. The costs associated with entering and establishing ourselves in new markets, and expanding such operations, may be higher than expected, and we may face significant competition in those regions. In addition, our international business is subject to many actual and potential risks and challenges, including language barriers, cultural differences and other difficulties in staffing and managing overseas operations, inherent difficulties and delays in contract enforcement and the collection of receivables under the legal systems of some foreign countries, the risk of non-tariff barriers, other restrictions on foreign trade or investment sanctions, and the burdens of complying with a wide variety of foreign laws and regulations.

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

Our pension liabilities are generally funded and the pension plan assets are particularly significant in respect of the Jaguar and Land Rover pension plans. All new employees in our Jaguar Land Rover operations from April 19, 2010, participate in a new defined contribution pension plan.

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

While we believe that the insurance coverage that we maintain is reasonably adequate to cover all normal risks associated with the operation of our business, there can be no assurance that any claim under our insurance policies will be honored fully or timely. Also, to the extent that we suffer loss or damage that is not covered by insurance or which exceeds our insurance coverage, our financial condition may be adversely affected.

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

As an automobile company, we are subject to extensive governmental regulations regarding vehicle emission levels, noise, safety and levels of pollutants generated by our production facilities. These regulations are likely to become more stringent and compliance costs may significantly impact our future results of operations. In particular, the United States and Europe have stringent regulations relating to vehicular emissions. The proposed tightening of vehicle emissions regulations by the European Union will require significant costs for compliance. While we are pursuing various technologies in order to meet the required standards in the various countries in which we sell our vehicles, the costs for compliance with these required standards can be significant to our operations and may adversely impact our results of operations.

Imposition of any additional taxes and levies designed to limit the use of automobiles could adversely affect the demand for our products and our results of operations. Changes in corporate and other taxation policies as well as changes in export and other incentives given by the various governments could also adversely affect our results of operations. For example, we benefit from excise duty exemptions for manufacturing facilities in the State of Uttarakhand and other incentives such as subsidies or loans from states where we have manufacturing operations. The Government of India had proposed a comprehensive national goods and services tax, or GST, regime that will combine taxes and levies by the central and state governments into one unified rate structure. While both the Government of India and other state governments of India have publicly announced that all committed incentives will be protected following the implementation of the GST, given the limited availability of information in the public domain concerning the GST, we are unable to provide any assurance as to this or any other aspect of the tax regime following implementation of the GST. The implementation of this rationalized tax structure may be affected by any disagreement between certain state governments, which could create uncertainty. The timeline of the proposed transition is uncertain as at the date hereof.

The Direct Tax Code Bill 2010, or DTC, proposes to replace the existing Income Tax Act, 1961 and other direct tax laws, with a view to simplify and rationalize the tax provisions into one unified code. The various proposals included in DTC bill are subject to review by Indian parliament and as such impact if any, is not quantifiable at this stage.

Regulations in the areas of investments, taxes and levies may also have an impact on Indian securities, including our Shares and ADSs. In this regard it is important to note that DTC bill would likely have a significant impact on the current tax regime, including in respect of our Shares and ADSs. For more information, see Item 4.B “— Business Overview — Government Regulations — Indian Taxes — Goods and Services Tax” of this annual report.

We may be adversely impacted by political instability, wars, terrorism, multinational conflicts, natural disasters, fuel shortages/prices, epidemics and labor strikes.

Our products are exported to a number of geographical markets and we plan to expand our international operations further in the future. Consequently, we are subject to various risks associated with conducting our business outside our domestic markets and our operations may be subject to political instability in those markets, wars, terrorism, regional and/or multinational conflicts, natural disasters, fuel shortages, epidemics and labor strikes. Any significant or prolonged disruption or delay in our operations related to these risks could adversely impact our results of operations.

Compliance with new and changing corporate governance and public disclosure requirements adds uncertainty to our compliance policies and increases our costs of compliance.

We are subject to a complex and changing regime of laws, rules, regulations and standards relating to accounting, corporate governance and public disclosure, including the Sarbanes-Oxley Act of 2002 and Securities and Exchange Commission, or SEC, regulations, Securities and Exchange Board of India, or SEBI, regulations, New York Stock Exchange, or NYSE, listing rules and Indian stock market listing regulations. New or changed laws, rules, regulations and standards may lack specificity and are subject to varying interpretations. Their application in practice may evolve over time as new guidance is provided by regulatory and governing bodies. This could result in continuing uncertainty regarding compliance matters and higher costs of compliance as a result of ongoing revisions to such governance standards. We are committed to maintaining high standards of corporate governance and public disclosure. However, our efforts to comply with evolving laws, regulations and standards in this regard have resulted in, and are likely to continue to result in, increased general and administrative expenses and a diversion of management resources and time.

In addition, new laws, rules, regulations and standards regarding corporate governance may make it more difficult for us to obtain director and officer liability insurance. Further, our Board members, Executive Directors and our Chief Financial Officer could face an increased risk of personal liability in connection with the performance of their duties. As a result, we may face difficulties attracting and retaining qualified Board members and senior management, which could harm our business. If we fail to comply with new or changed laws, rules, regulations or differing standards, our business and reputation may be harmed.

Risks associated with Investments in an Indian Company.

Political changes in the Government of India could delay and/or affect the further liberalization of the Indian economy and adversely affect economic conditions in India generally and our business in particular.

Our business could be significantly influenced by economic policies adopted by the Government of India. Since 1991, successive governments have pursued policies of economic liberalization and financial sector reforms.

The Government of India has at various times announced its general intention to continue India’s current economic and financial liberalization and deregulation policies. However, protests against privatizations, which have occurred in the past, could slow the pace of liberalization and deregulation. The rate of economic liberalization could change, and specific laws and policies affecting foreign investment, currency exchange rates and other matters affecting investment in India could change as well. While we expect any new government to continue the liberalization of India’s economic and financial sectors and deregulation policies, there can be no assurance that such policies will be continued.

The Government of India has traditionally exercised and continues to exercise influence over many aspects of the economy. Our business and the market price and liquidity of our ADSs and Shares may be affected by interest rates, changes in policy, taxation, social and civil unrest and other political, economic or other developments in or affecting India.

A change in the Government of India’s policies in the future could adversely affect business and economic conditions in India and could also adversely affect our financial condition and results of operations. A significant change in India’s economic liberalization and deregulation policies could disrupt business and economic conditions in India generally, and specifically those of our Company, as a substantial portion of our assets are located in India.

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

We are a limited liability company incorporated under the laws of India. The majority of our directors and Executive Officers named in this annual report are residents of India and a substantial portion of our assets and the assets of these directors and Executive Officers are located in India. As a result, investors may find it difficult to (i) effect service of process upon us or these directors and Executive Officers in jurisdictions outside of India, (ii) enforce court judgments obtained outside of India, including those based upon the civil liability provisions of the U.S. federal securities laws, against us or these directors and Executive Officers, (iii) enforce, in an Indian court, court judgments obtained outside of India, including those based upon the civil liability provisions of the U.S. federal securities laws, against us or these directors and Executive Officers, and (iv) obtain expeditious adjudication of an original action in an Indian court to enforce liabilities, including those based upon the civil liability provisions of the U.S. federal securities laws, against us or these directors and Executive Officers.

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

Fluctuations in the exchange rate between the Indian rupee and the US dollar may have a material adverse effect on the market value of our ADSs and Shares, independent of our operating results.

Fluctuations in the exchange rate between the Indian rupee and the US dollar will affect, among others things, the US dollar equivalents of the price of the Shares in Indian rupees as quoted on the Indian stock exchanges and, as a result, may affect the market price of the ADSs. Such fluctuations will also affect the US dollar equivalent of any cash dividends in Indian rupees received on the Shares represented by the ADSs and the dollar equivalent of the proceeds in Indian rupee of a sale of Shares in India.

The exchange rate between the Indian rupee and the US dollar has changed materially in the last two decades and during last year in particular, and may materially fluctuate in the future. The value of the Indian rupee against the US dollar was Rs.60.4437 = US$1.00 as of August 1, 2013.

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

Further, pursuant to Indian regulations, we are required to offer our shareholders preemptive rights to subscribe for a proportionate number of shares to maintain their existing ownership percentages prior to the issue of new shares. These rights may be waived by a resolution passed by at least 75% of our shareholders present and voting at a general meeting. Holders of ADSs may be unable to exercise preemptive rights for subscribing to these new Shares unless a registration statement under the Securities Act is effective or an exemption from the registration requirements is available to us. Our decision to file a registration statement would be based on the costs, timing, potential liabilities and the perceived benefits associated with any such registration statement and we do not commit that we would file such a registration statement. If any issue of securities is made to our shareholders in the future, such securities may also be issued to the depositary, which may sell such securities in the Indian securities market for the benefit of the holders of ADSs. There can be no assurance as to the value, if any, the depositary would receive upon the sale of these rights/securities. To the extent that holders of ADSs are unable to exercise preemptive rights, their proportionate interest in the Company would be reduced.

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

A. History and Development of the Company.

We were incorporated on September 1, 1945 as a public limited liability company under the Indian Companies Act VII of 1913 as Tata Locomotive and Engineering Company Limited. Our name was changed to Tata Engineering and Locomotive Company Limited on September 24, 1960, and to Tata Motors Limited on July 29, 2003. We commenced operations as a steam locomotive manufacturer. This business was discontinued in 1971. Since 1954, we have been manufacturing automotive vehicles. The automotive vehicle business commenced with the manufacture of commercial vehicles under financial and technical collaboration with Daimler-Benz AG (now Daimler AG) of Germany. This agreement ended in 1969. We produced only commercial vehicles until 1991, when we started producing passenger vehicles as well. Together with our consolidated subsidiaries we form the Tata Motors Group. Please see Item 4.C “— Organizational Structure” for details of our subsidiaries and affiliates.

In September 2004, we became the first company from India’s engineering sector to be listed on the New York Stock Exchange.

We offer a broad portfolio of automotive products, ranging from sub-1 ton to 49 ton GVW, trucks (including pickup trucks) to small, medium, and large buses and coaches to passenger cars, including the world’s most affordable car — the Tata Nano, premium luxury cars and SUVs. We are India’s leading automobile company and rank as the fifth largest truck manufacturer (6 ton plus) and fourth largest bus manufacturer in the world in each case, as measured by volume of vehicles produced in 2012.

We have a substantial presence in India and also have global operations in connection with production and sale of Jaguar and Land Rover premium brand passenger vehicles. We are the largest automobile manufacturer by revenue in India, the largest commercial vehicle manufacturer in terms of revenue in India and among the top four passenger vehicle manufacturers in terms of units sold in India during Fiscal 2013. We estimate that around 7.5 million vehicles produced by us are being operated in India as of the date hereof.

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

We have expanded our international operations through mergers and acquisitions and in India we have made strategic alliances involving non-Indian companies:

•

In 2004, we acquired the Daewoo Commercial Vehicles Company (renamed as Tata Daewoo Commercial Vehicle Company Limited, or TDCV), which is South Korea’s second largest truck maker in terms of revenue. Together with TDCV we have developed our next generation trucks called the ‘Prima’ range of trucks (earlier referred to as the World Truck).

•

In Fiscal 2005, we acquired a 21% equity interest in Hispano Carrocera S.A. (renamed as Tata Hispano Motors Carrocera S.A.), or Hispano, a Spanish bus and coach manufacturer. During Fiscal 2010, we acquired the remaining 79% of the remaining equity interests in Hispano.

•

We have also been distributing and marketing Fiat branded cars in India since March 2006. We have a joint venture agreement with Fiat Group Automobiles S.p.A., Italy, or Fiat Group located at Ranjangaon in Maharashtra to manufacture passenger cars, engines and transmissions for the Indian and overseas markets. Established in April 2008, the plant currently manufactures Fiat Linea, Fiat Punto, Tata Manza, Tata Indica and Tata Indica Vista vehicles as well as components for such vehicles, such as engines and transmissions. During May 2012, both the joint-venture partners decided to re-align their Indian joint-venture. Accordingly, in March 2013, we and Fiat Group have signed a Restructuring Framework Agreement, or RFA. As per the revised agreement –

a)	Joint venture shall manufacture and assemble Fiat products, Tata products and any new products (including for third parties) in accordance with the terms and conditions settled in the RFA. The current third party orders shall continue as per current terms.

b)	The distribution company, owned by Fiat Group shall be responsible for distribution of the Fiat vehicles and parts from April 1, 2013.

•

In May 2006, we entered into a joint venture agreement with Brazil-based Marcopolo S.A., or Marcopolo, to manufacture and assemble fully-built buses and coaches in India, wherein we have a 51% ownership, with the remainder held by Marcopolo. The joint venture, Tata Marcopolo Motors Limited, or Tata Marco Polo, commenced production during Fiscal 2009.

•

In December 2006, we entered into a joint venture agreement with Thonburi Automotive Assembly Plant Co. Ltd Thailand, or Thonburi, to manufacture pickup trucks in Thailand. As of March 31, 2013, we own 90.82% of the joint venture, while Thonburi owns the remaining 9.18%. The joint venture, which began vehicle production in March 2008, enabled us to access the Thailand market, which is a major market for pickup trucks, as well as other potential markets in that region.

•

For some of our products, we are also expanding our international export operations, which commenced in 1961. Our vehicles are being marketed in several countries in Europe, Africa, the Middle East, South East Asia and South Asia. During Fiscal 2008, Tata Motors (SA) Proprietary Ltd, or TMSA, a joint venture company in which we hold a 60% equity interest with the remaining 40% equity interest being held by Tata Africa Holdings (SA) (Pty.) Ltd, was formed for the manufacture and assembly operations of our LCVs and M&HCVs in South Africa. We have set up an assembly plant in South Africa at Rosslyn and commenced operations in July 2011.

•

In June 2008, we acquired the Jaguar Land Rover business from Ford Motor Company. Jaguar Land Rover is a global automotive business, which designs, manufactures and sells Jaguar luxury performance cars and Land Rover premium all-terrain vehicles. The Jaguar Land Rover business has internationally recognized brands, a product portfolio of award winning luxury performance cars and premium all-terrain vehicles, brand specific global distribution networks and research and development capabilities. We acquired three major manufacturing facilities located in Halewood, Solihull and Castle Bromwich and two advanced design and engineering facilities located at Whitley and Gaydon, all in the United Kingdom together with national sales companies in several countries.

•

In October 2010, we acquired an 80% equity interest in Trilix Srl., Turin (Italy), a design and engineering company, in line with our objective to enhance our styling/design capabilities to meet global standards. Trilix offers design and engineering services in the automotive sector, including styling, architecture, packaging, surfacing, macro- and micro-feasibility studies and detailed engineering development.

•

In December 2011, PT Tata Motors Indonesia was established as our subsidiary, with the objective and purpose of conducting business activities of import, assembly and wholesale distribution of vehicles in Indonesia and to neighboring countries.

We produce a wide range of automotive products, including:

•

Passenger Cars. Our passenger cars range includes the Tata Nano, Indica, Tata Indica Vista in the hatch segment, sub-4m Tata Indigo eCS and mid sized Tata Indigo Manza in the sedan category. We have expanded our car lines with several variants and fuel options to suit various customer preferences. In October 2012, we refreshed the styling of the Tata Indica eV2, the most fuel efficient hatchback in its class, and also refreshed the Tata Indigo Manza with technological features such as a touch screen multimedia interface and a built-in GPS. In January 2013, we launched the Tata Vista D90 in the premium hatchback segment, powered by quadrajet diesel engine with Variable Geometry Turbocharger, or VGT technology. We launched the Tata Indigo Manza in South Africa in September 2012.

Jaguar has an established presence in the premium car segment. Jaguar currently produces three car lines, including the Jaguar XK sports car (coupe and convertible), the Jaguar XF sedan and the Jaguar XJ sedan. The 2013 Model Year Jaguar XF range includes for the first time an all-wheel drive version of the new V6 gasoline engine for the United States and European markets and a 2.0-liter gasoline version for the United States and Chinese markets. The 2013 Model Year for Jaguar XJ includes an all-wheel drive version and a 3.0-liter V6 gasoline version for the United States and European markets and a 2.0-liter gasoline version for the Chinese market, which benefits from lower custom duties in that market. In September 2012, the Jaguar F-TYPE was at the Paris Motorshow, a two-seat sports car that was inspired by the 2011 C-X16 concept car. The Jaguar F-TYPE has an all-aluminum structure and combines technological features such as all-aluminum double wishbone suspension and stop/start fuel economy measures with the power of Jaguar’s latest 3.0-liter V6 and 5.0-liter V8 engines. The Jaguar F-TYPE was made available to retail customers from April 2013 in select markets.

•

Utility Vehicles. We manufacture a number of UVs, including the Sumo, an SUV, Tata Safari, and recently launched Safari Storme, the lifestyle pickup, the Xenon XT, the newly launched premium crossover vehicle, the Tata Aria, and the multipurpose utility vehicle, or MPV, the Venture. The Safari, the Sumo and the Xenon XT meet different consumer preferences such as the Safari DICOR 2.2 VTT range, powered by a new 2.2 L Direct Injection Common Rail, or DICOR, engine, the Tata Safari Storme 2.2L VariCOR engine, the Sumo Grande, an SUV with the comforts of a family car, and the new Sumo Gold, which features a BS4 3.0L diesel CR4 engine, delivering 85 PS power which was launched in November 2011. Tata Aria is India’s first four-wheel drive crossover, a luxurious creation with the finesse of a sedan and the horsepower of an SUV blended in one car. We expanded the existing range of Aria with the launch of Tata Aria Pure LX in December 2012 & the SUV range with the launch of Tata Safari Storme in October 2012.

Land Rover produces six car lines under the brands of Range Rover and Land Rover, and provides us with market share in the premium all-terrain vehicles segment. Range Rover is the premium range consisting of Range Rover, Range Rover Sport and Range Rover Evoque, and the Land Rover brand comprises the Defender, Discovery 4 and Freelander 2 vehicles. The Freelander 2 was significantly enhanced for the 2013 Model Year with the introduction of a turbocharged 2.0-liter gasoline engine, offering superior performance to the 3.2-liter engine it replaces while also reducing CO2 emissions. At the 2013 New York International Auto Show, Land Rover debuted the new 2014 Model Year Range Rover Sport built on a weight saving aluminum architecture. The Range Rover Sport’s new aluminum architecture achieves a weight saving of up to 420kg, and when combined with a TDV6 engine, allows for improved agility and performance, with 15 per cent. CO2 reduction and 24 per cent. improved fuel economy. The new Range Rover Sport is the fastest, most agile and most responsive Land Rover ever. The new aluminum Range Rover was launched in the third quarter of Fiscal 2013. A diesel hybrid Range Rover is currently being developed for introduction later in 2013. The new Range Rover was declared the world’s top SUV by The Sunday Times, won Top Gear magazine’s “Luxury Car of the Year” and was recently awarded the maximum 5-star safety rating by Euro NCAP.

•

Light Commercial Vehicles. We manufacture a variety of LCVs, including pickup trucks, trucks and buses with a GVW (including payload) of between 1.2 tons and 7.5 tons. This also includes the Tata Ace, India’s first indigenously developed mini-truck with a 0.75 ton payload with different fuel options, Super Ace with a 1-ton payload, Ace Zip with a 0.6 ton payload, the Magic and Magic Iris, both passenger variants for commercial transportation developed on the Tata Ace platform, and the Winger.

We showcased at the New Delhi Auto Expo 2012, the Tata Ultra, our new LCV and ICV range that comprises a series of variants from 5 to 14 tons. In October 2012, we launched the 1-ton diesel mini truck, the Tata Super ACE, in South Africa.

•

Medium and Heavy Commercial Vehicles We manufacture a variety of M&HCVs, which include trucks, tractors, buses, tippers, and multi-axled vehicles with GVW (including payload) of between 8 tons and 49 tons. In addition, through TDCV we manufacture a range of high horsepower trucks ranging from 215 horsepower to 560 horsepower, including dump trucks, tractor-trailers, mixers and cargo vehicles. During Fiscal 2010, we unveiled a new range of trucks, referred to as the ‘Tata Prima’ line, to our customers in India and South Korea, and have partially extended the offering by providing various products off the ‘Prima’ line. We also expect to gradually export these ‘Prima’ products to other countries such as South Africa, Russia, the other SAARC countries, Middle East and various countries in Africa. We showcased at the New Delhi Auto Expo 2012, the Tata LPT 3723, India’s first 5-axle rigid truck, the Tata Paradiso G7 Multi-axle Coach, jointly developed by Tata Motors and Tata Marcopolo Motors Limited, and the Tata Starbus Fuel Cell Concept (Hydrogen). In September 2012, Tata Motors Limited launched 6 first-of-its-kind heavy trucks and an intelligent vehicle and driver management solution – Tata FleetMan Telematics Services. The Tata Prima range has now been further extended with the launch of two new engine capacities of 380HP and 230HP. In the 380HP range, two new models have been launched – the Prima 4938 tractor and the Prima 3138K tipper. The new 230HP LX range has two new products – the Prima 4923 and the Prima 4023 tractors. The Tata Motors Construck range has been further supplemented with the launch of the versatile Tata LPK 3118 tipper. We also introduced a telematics and fleet management service, branded Tata FleetMan. Targeted at commercial vehicle fleet owners and large consigners of goods, the service offers advanced telematics solutions, which will help in increasing productivity and profitability. During Fiscal 2013, in the SIAM International Bus & Utility Vehicles Show, at Greater Noida, we showcased two new exciting applications from our line-up of buses for the MCV market for intercity transportation and staff transportation: including a 45-seater front-engine luxury air-conditioned intercity coach and a luxury non-airconditioned 41-seater staff bus. Other new vehicles on display included the luxurious Divo Coach, Semi Deluxe Starbus Ultra Contract Bus, the all new Starbus Ultra intended for use as school transportation and an ambulance based on the Tata Venture platform. The new MCV buses are fully built offerings catering to both airconditioned and non-airconditioned contract and intercity applications. The world-class body has been built to meet international standards by Tata Motors Marcopolo Limited, on tested Tata LPO 1618 and LPO 1512 chassis, which are reliable and provide strong performance. In January 2013, we introduced a warranty of 4 years, on our entire range of heavy trucks with 25 tons and higher GVW.

We believe that the foundation of our growth over the last five decades has been a deep understanding of economic conditions and customer needs, and the ability to translate this understanding into desirable products though research and development. Our Engineering Research Centre, or ERC, established in 1966, has enabled us to successfully design, develop and produce our own range of vehicles. As a consequence of the acquisition of Jaguar Land Rover, we now have state-of-the-art engineering and design facilities. We believe the ERC along with the capabilities of our Jaguar Land Rover business will enhance our product engineering capability and facilitate rapid introduction of new products. Furthermore, we have a wholly-owned subsidiary, Tata Motors European Technical Centre PLC, or TMETC, in the United Kingdom, which is engaged in automobile research and engineering.

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

Tata Technologies Limited, or TTL, our 72.32% owned subsidiary, is engaged in providing specialized engineering and design services, product lifecycle management, or PLM, and product-centric IT services to leading global manufacturers. TTL’s customers are among the world’s premier automotive, aerospace and consumer durables manufacturers. TTL had eight subsidiary companies and one joint venture as at March 31, 2013. The consolidated revenue for TTL was Rs.20,324 million in Fiscal 2013 (including revenue from Tata Motors Group), growth of 24.8% from Rs.16,291 million in Fiscal 2012, as worldwide automotive and aerospace markets showed volume traction. TTL recorded profit after tax of Rs.3,008 million in Fiscal 2013, representing an increase of 42.8% over Rs.2,107 million in Fiscal 2012 contributed by higher offshore revenues and cost reduction measures that were implemented.

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

Our wholly-owned subsidiary, Tata Motors Insurance Broking and Advisory Services Limited, undertakes the business of insurance and reinsurance broking, and commenced business in Fiscal 2008.

As of March 31, 2013, our operations included 64 consolidated subsidiaries and 25 equity method affiliates, in respect of which we exercise significant influence.

As of March 31, 2013, we had approximately 62,716 permanent employees, including approximately 32,751 permanent employees at our consolidated subsidiaries.

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

B. Business Overview.

We primarily operate in the automotive segment. Our automotive segment operations include all activities relating to the development, design, manufacture, assembly and sale of vehicles including financing thereof, as well as sale of related parts and accessories. The acquisition of the Jaguar Land Rover business has enabled us to enter the premium car market in developed markets such as the United Kingdom, the United States and Europe as well as in growing markets like China, Russia and Brazil, where we were not present earlier. Going forward, we expect to focus on profitable growth opportunities in our global automotive business, through new products and market expansion. Within our automotive operations we continue to focus on integration and synergy through sharing of resources, platforms, facilities for product development and manufacturing, sourcing strategy and mutual sharing of best practices.

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

We believe that our in-house research and development capabilities, including that of our subsidiaries Jaguar Land Rover, TDCV and Hispano, and our joint-ventures with Marcopolo of Brazil in India, with Thonburi in Thailand and Tata Africa Holdings (SA) (Pty.), Ltd in South Africa, Trilix Srl., Turin (Italy), and TMETC in the United Kingdom and our relationship with Fiat, will enable us to expand our product range and extend our geographical reach.

The launches of Tata Divo Luxury Coach and Tata Starbus Ultra in Fiscal 2012 using body designs from Hispano and Tata Marcopolo demonstrate continued leveraging of our capabilities. In Fiscal 2012, we showcased at the New Delhi Auto Expo 2012: (i) the Tata Ultra, a new LCV and ICV range platform, allowing flexibility of multiple wheel bases and multiple payload points, (ii) the Tata LPT 3723, India’s first 5-axle rigid truck (launched in September 2012) and the Tata Paradiso G7 multi-axle coach, jointly developed by Tata Motors and Marcopolo and (iii) our alternate fuel technology capability through the following concept vehicles - the Tata Starbus Fuel Cell (hydrogen) and the Tata Magic Iris CNG. Our portfolio already includes CNG-electric hybrid buses. During Fiscal 2013, in the SIAM International Bus & Utility Vehicles Show, at Greater Noida, we showcased two new exciting applications from our line-up of buses for the MCV market for intercity transportation and staff transportation: including a 45-seater front-engine luxury air-conditioned intercity coach and a luxury non-airconditioned 41-seater staff bus. Other new vehicles on display included the luxurious Divo Coach, Semi Deluxe Starbus Ultra Contract Bus, the all new Starbus Ultra intended for use as school transportation and an ambulance based on the Tata Venture platform. The new MCV buses are fully built offerings catering to both air conditioned and non-air conditioned contract and intercity applications. The body has been built to meet international standards by Tata Motors Marcopolo Limited, on tested Tata LPO 1618 and LPO 1512 chassis, which are reliable and provide strong performance.

In September 2012, we launched six first-of-its-kind heavy trucks. The Tata Prima range has now been further extended with the launch of two new engine capacities of 380HP and 230HP. In the 380HP range, two new models have been launched – the Prima 4938 tractor and the Prima 3138K tipper. The new 230HP LX range has two new products – the Prima 4923 and the Prima 4023 tractors. The Tata Motors Construck range has been further supplemented with the launch of the versatile Tata LPK 3118 tipper. We also introduced an intelligent vehicle and driver management telematics solution, branded Tata FleetMan. Targeted at commercial vehicle fleet owners and large consigners of goods, the service offers advanced telematics solutions, which will help in increasing productivity and profitability. In January 2013, we introduced a warranty of four years on our entire range of heavy trucks with GVW of 25 tons or higher.

Our product portfolio of Tata brand vehicles includes the Nano, Indica, Indica Vista, Indigo, Indigo Manza, Sumo, Sumo Grande, Safari, Safari Storme, Aria and Venture, enables us to compete in various market segments. As discussed above, the Company also showcased its alternate fuel technology capability at the New Delhi Auto Expo 2012 by displaying the Tata Nano CNG and the Tata Indigo Manza diesel-electric hybrid concept vehicles. In 2012, we developed the Tata Indica Vista electric vehicle, a fully electric car, in conjunction with the technology from TMETC.

We have continued modernizing our facilities to meet increasing demand for our vehicles. Our Jamshedpur plant, which manufactures our entire range of M&HCVs, including the Tata Prima, both for civilian and defense applications, was our first, set up in 1945, to manufacture steam locomotives. It led the Company’s foray into commercial vehicles in 1954. The Jamshedpur plant has been modernized through the decades, with a particularly intense scale in the last 10 years. In Fiscal 2013, the Jamshedpur plant produced its two millionth truck. In June 2012, our plant at Dharwad became operational, producing the Tata ACE Zip and the Tata Magic IRIS, a move integral to maintaining market share in the commercial vehicles market, particularly in the growing LCV market.

Continuing focus on high quality and enhancing customer satisfaction: One of our principal goals is to achieve international quality standards for our products and services. We have established a procedure for ensuring quality control of outsourced components. Products purchased from approved sources undergo a supplier quality improvement process. We also have a program for assisting vendors from whom we purchase raw materials or components to maintain quality. Each vendor is reviewed on a quarterly basis on parameters of quality, cost and delivery and preference is given to vendors with TS 16949 certification. We are pursuing various quality improvement programs, both internally and at our suppliers’ operations, in an effort to enhance customer satisfaction and reduce our future warranty costs. We have also established a procedure for ensuring quality control of outsourced components, and products purchased from approved sources undergo a supplier quality improvement process. Reliability and other quality targets are built into our new product introduction process. Assurance of quality is further driven by the design team, which interacts with downstream functions like process-planning, manufacturing and supplier management to ensure quality in design processes and manufacturing. Through close coordination supported by our IT systems, we monitor quality performance in the field and implement corrections on an ongoing basis to improve the performance of our products thereby improving customer satisfaction. In India, we improved our Customer Service Index, or CSI, score to 796 in 2012 from 779 in 2011. We improved in ranking to 6th in the 2012 J.D. Power India Customer Service Index survey from 7th in 2011. We continue to focus on high quality customer satisfaction. We believe our extensive sales and service network has also enabled us to provide quality and timely customer service. We are driving focused initiatives at both sales and service touch points to enhance customer experience and thrive to be best in class.

Jaguar and Land Rover collectively received over 110 awards from leading international motoring writers, magazines and commentators in 2012, reflecting the strength of its design capabilities and distinctive model line-up. The Jaguar XF is Jaguar’s best-selling model across the world by volume and has received more than 100 international awards since its launch, including being named “Best Executive Car” by What Car? Magazine for four consecutive years. The Jaguar XJ has received more than 20 international awards since its launch, including “Best Luxury Car” from China’s Auto News in 2010, “Annual Limousine King” from Quattroroute (Italy), “Luxury Car of the Year” from Top Gear (UK), Automobile Magazine’s “2011 Design of the Year” and “Best Executive Sedan” at the Bloomberg Awards in the United States.

Products and environmental performance: Our strategy is to invest in products and technologies that position our products ahead of expected stricter environmental regulations and ensure that we benefit from a shift in consumer awareness of the environmental impact of the vehicles they drive. The Company is committed to continued investment in new technologies, including developing sustainable technologies to improve fuel economy and reduce CO2 emissions. We are also committed to investing in automotive research and development in the United Kingdom. We believe that we are the leader in development of automotive green-technology in the United Kingdom. Our environmental vehicle strategy focuses on new propulsion technology, weight reduction and reducing parasitic losses through the driveline. For example, the Jaguar Range-e plug-in hybrid demonstration vehicle achieved 89g CO2/km and won the 2011 Society of Moto Manufacturers and Traders Award For Automotive Innovation. The Jaguar C-X75 hybrid supercar was developed in partnership with Williams Advanced Engineering. Its 1.6-litre engine generates an 502bhp and is matched with 390bhp electric motors that give the Jaguar C-X75 a 220mph top speed but also an all-electric range of 60 kilometers and emissions below 89g/km. In addition to these vehicle level projects, Jaguar Land Rover has a number of collaborative research and development projects in systems such as electric motors, power electronics and energy storage. Jaguar Land Rover is also the lead OEM partner in the UK Energy Storage Centre, developing capability in next generation battery technology and alternative mobile energy storage.

Our Jaguar Land Rover business has started to introduce a new premium lightweight architecture for its products, initially launched on the new Range Rover and Range Rover Sport 2. This architecture includes a host of environmentally-friendly technologies including new aluminum alloys, down-sized power trains, sustainable materials, best CO2 navigation routes, electronic power steering, aerodynamic features and many more technologies. These technologies enable the delivery of luxurious and high-performance products combined with low CO2 and laid the foundations for efficient hybridization of the platform. Jaguar Land Rover’s initial full-hybrid program is also in advanced stages. Our Jaguar Land Rover business already offers five aluminum vehicles, the Jaguar XJ, Jaguar XK, new Jaguar F-TYPE, the new Range Rover and the new Range Rover Sport and plans to continue to deploy its core competency in aluminum construction across more models in its range. We are also developing more efficient vehicle technologies. Our current product line-up is the most fuel-efficient it has ever been. The all-aluminum Jaguar XJ 3.0 V6 twin-turbo diesel has CO2 emissions rated at 159 g/km. The most efficient version of the Range Rover Evoque emits less than 130 g/km. The new 3.0-liter TDV6 Range Rover offers similar performance to the previous 4.4-liter TDV8 Range Rover while fuel consumption and CO2 emissions have been reduced to 196 g/km from (TDV6 figure) from 253 g/km (TDV8). The new “downsized” 2.0-liter turbocharged gasoline engine options in the Range Rover Evoque, the 2013 Model Year Freelander 2, and the Jaguar XF and Jaguar XJ also offer improved fuel efficiency. In the case of the latest Freelander Si4, fuel consumption and CO2 emissions have been reduced over the outgoing 3.2-liter Freelander Si6. Equipped with stop-start and an 8-speed automatic transmission, the Jaguar XF 2.2-liter diesel, already the most fuel efficient Jaguar vehicle ever, was further improved for the 2013 Model Year with CO2 emissions rate at 135 g/km.

In Fiscal 2011, some of the plug-in hybrid projects of Jaguar Land Rover were completed and have provided the technical foundation for a production development program for plug-in hybrid vehicles on a parallel basis along with traditional gasoline vehicles. In addition, Jaguar Land Rover has made significant progress on a number of ongoing collaborative research and development programs investigating a wide range of CO2 reduction technologies. These include radical combustion engine downsizing/pressure charging, alternative power sources for hybrids, flywheel kinetic energy recovery systems and other waste energy recovery systems.

Our Jaguar Land Rover business is also taking measures to reduce emissions, waste and the use of natural resources from all of its operations. Jaguar Land Rover recognizes the need to use resources responsibly, produce less waste and reduce its carbon footprint. Against our Environmental Innovation, or Ei strategy baseline year of 2007, a 21% reduction in operational CO2 has been achieved despite significant project work to expand our facilities. Water use was reduced by 12.7% per unit and waste to landfill was reduced by 75% per unit versus the 2007 baseline. Jaguar Land Rover has implemented life cycle techniques so that we can evaluate and reduce our environmental footprint throughout the value chain. Jaguar Land Rover has been certified to the international environmental management standard, ISO14001, since 1998. As part of its integrated CO2 management strategy, Jaguar Land Rover has one of the largest voluntary CO2 offset programs and has provided customer programs to enable its customers to offset the emissions from vehicle use.

Mitigating cyclicality: The automobile industry is impacted by cyclicality. To mitigate the impact of cyclicality, we plan to continually strengthen our operations through gaining market share across different segments, and offering a wide range of products in diverse geographies. We also plan to continue to strengthen our business operations other than vehicle sales, such as financing of our vehicles, spare part sales, service and maintenance contracts, sales of aggregates for non-vehicle businesses, reconditioning of aggregates and sale of castings, production aids and tooling / fixtures, to reduce the impact of cyclicality of the automotive industry.

Expanding our international business: Our international expansion strategy involves strategic acquisitions and introducing our product range into select geographies, where we have an opportunity to grow in markets with similar characteristics to the Indian market. Our international business strategy has already resulted in the growth of our international operations in select markets and chosen segments over the last 5 years. For example, we were the largest competitor in the LCV bus market for the seven meter category and the second largest competitor in the LCV Truck market in the 7.5 ton category, in terms of unit sales in Ukraine in Fiscal 2013. We have also further consolidated our market share in most segments of commercial vehicles in some SAARC countries like Bangladesh, Nepal and Sri Lanka.

Our acquisition of Jaguar Land Rover has expanded our geographical presence significantly. Through Jaguar Land Rover we now offer products in the luxury performance car and premium all-terrain vehicle segments with globally recognized brands and we have diversified our business across markets and product segments. We will continue to build upon the internationally recognized brands of Jaguar Land Rover. TDCV continues to be the largest exporter of heavy commercial vehicles from South Korea. We have established a joint venture along with Thonburi in Thailand to manufacture pickup trucks. During Fiscal 2008, we established a joint venture company to undertake manufacture and assembly operations in South Africa, which has been one of our largest export markets from India in terms of unit volume. The joint venture company, Tata Motors (SA) Proprietary Limited, commenced operations in July 2011.

Reducing operating costs: We believe that our scale of operations provides us with a significant advantage in reducing costs and we plan to continue to sustain and enhance this cost advantage.

Our ability to leverage our technological capabilities and our manufacturing facilities among our commercial vehicle and passenger vehicle businesses enables us to reduce cost. For example, the diesel engine used in our Indica was modified to engineer a new variant for use in the Ace platform, which helped to reduce the project cost. Similarly, platform sharing for the manufacture of pickup trucks and UVs enables us to reduce capital investment that would otherwise be required, while allowing us to improve the utilization levels at our manufacturing facilities. Where it is advantageous for us to do so, we intend to add our existing low cost engineering and sourcing capability to vehicles manufactured under the Jaguar and Land Rover brands.

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

We have intensified efforts to review and realign our cost structure through a number of measures such as reduction of manpower costs and rationalization of other fixed costs. Our Jaguar Land Rover business has undertaken several cost control and cost reduction initiatives such as increased sourcing of materials from low cost countries, reduction in number of suppliers, rationalization of marketing setup, reduction of manpower costs through increased employee flexibility between sites and several other initiatives. Further, our Jaguar Land Rover business is exploring opportunities through reduction in number of platforms, reduction in engineering costs, increased use of off-shoring and several other initiatives.

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

We have deployed a balance score card, or BSC, management system, developed by Dr. Robert Kaplan and Dr. David Norton of the Harvard Business School for measurement based management and feedback. We have also deployed a new product introduction, or NPI, process for systematic product development and a PLM system for effective product data management across our organization. On the human resources front, we have adopted various processes to enhance the skills and competencies of our employees. We have also enhanced our performance management system, with appropriate mechanisms to recognize talent and sustain our leadership base. We believe these will enhance our way of doing business, given the dynamic and demanding global business environment.

Customer financing: With financing increasingly being a critical factor in vehicle purchases and the rising aspirations of consumers in India, we intend to expand our vehicle financing activities to enhance our vehicle sales. Further, in a scenario where there is a lack of sufficient finance availability for vehicle sales in the Indian market, as was witnessed during the financial crisis, our finance business is expected to play a significant role in filling the gap created when financing from other banks and non banking financial companies dries up. In addition to improving our competitiveness in customer attraction and retention, we believe that expansion of our financing business would also contribute towards moderating the impact on our financial results from the cyclical nature of vehicle sales.

Continuing to invest in technology and technical skills: We believe we are one of the most technologically advanced indigenous vehicle manufacturers in India. Over the years, we have enhanced our technological strengths through extensive in-house research and development activities. Further, our research and development facilities at our subsidiaries, like TMETC, TDCV, TTL, and Trilix, together with the two advanced engineering and design centers of Jaguar Land Rover, have increased our capabilities in product design and engineering. In our Jaguar Land Rover business, we are committed to continue to invest in new technologies to develop products that meet the opportunities of the premium segment, including developing sustainable technologies to improve fuel economy and reduce CO2 emissions. We consider technological leadership to be a significant factor in continued success, and therefore intend to continue to devote significant resources to upgrade our technological base.

Maintaining financial strength: Our cash flow from operating activities in Fiscal 2013 and 2012 was Rs.222,933 million and Rs.218,227 million, respectively. The improved position in our operating cash flows is primarily due to an increase in volumes at our Jaguar Land Rover business, implementation of cost reduction programs, and prudent working capital management. We have established processes for project evaluation and capital investment decisions with an objective to enhance our long term profitability.

Leveraging brand equity: We believe customers associate the Tata name with reliability, trust and ethical value, and our brand name is gaining significant international recognition due to the international growth strategies of various Tata companies. The Tata brand is used and its benefits are leveraged by Tata companies to their mutual advantage. We recognize the need for enhancing our brand recognition in highly competitive markets in which we compete with internationally recognized brands. We, along with Tata Sons and other Tata companies, will continue to promote the Tata brand and leverage its use in India, as well as in various international markets where we plan to increase our presence. Supported by the corporate level “Tata” brand, our product brands like Indica, Indigo, Sumo, Safari, Aria, Venture Nano, Prima, Ace, Magic along with Daewoo, Jaguar, Range Rover and Land Rover are highly regarded, and will be nurtured and promoted. At the same time, we will continue to build new brands such as the newly launched Ultra range of LCVs to further enhance our brand equity.

Automotive Operations

We sold 1,191,179, 1,269,483, and 1,078,814 vehicles in Fiscal 2013, 2012 and 2011 respectively, consisting of 819,923 units of Tata and other brand vehicles and 372,062 units of Jaguar Land Rover vehicles in Fiscal 2013. In terms of units sold our largest market is India where we sold 758,175 and 880,825 units during Fiscal 2013 and 2012, (constituting 63.6% and 69.4% of total sales in Fiscal 2013 and Fiscal 2012, respectively) followed by China in Fiscal 2013 where we sold 79,458 units and 54,532 units in Fiscal 2013 and Fiscal 2012 respectively (constituting 6.7% and 4.3% of total sales) (In Fiscal 2012 the United Kingdom was our second largest market where we sold 58,558 units and 61,796 units in Fiscal 2013 and Fiscal 2012 respectively). A geographical breakdown of our revenues is set forth in Item 5.A “— Operating Results — Geographical breakdown”.

Our total sales (including international business sales and Jaguar Land Rover sales) for Fiscal 2013, 2012 and 2011 are set forth in the table below:

Category	Fiscal 2013		Fiscal 2012		Fiscal 2011
	Units	%	Units	%	Units	%
Passenger Cars	236,260	19.8%	352,981	27.8%	322,149	29.9%
Utility Vehicles	361,822	30.4%	316,589	24.9%	243,934	22.6%
Light Commercial Vehicles	428,708	35.9%	365,677	28.8%	311,167	28.8%
Medium and Heavy Commercial Vehicles	165,189	13.9%	234,236	18.5%	201,564	18.7%
Total	1,191,179	100.0%	1,269,483	100.0%	1,078,814	100.0%

Revenues from our automotive operations were Rs.1,878,571 million, Rs.1,654,903 million and Rs.1,223,547 million in Fiscal 2013, 2012 and 2011, respectively. Tata and other brand vehicles (including spares and financing thereof) constituted 27.3% of our total automotive revenues before inter-segment elimination in Fiscal 2013 while Jaguar Land Rover constituted 72.7%.

Tata and other brand vehicles (including spares and financing thereof)

We sold 819,923, 955,233, and 835,469 units of Tata and other brand vehicles in Fiscal 2013, 2012 and 2011 respectively. Of the 819,923 units sold in Fiscal 2013, 755,681 units were sold in India while 64,248 units were sold outside of India, compared to 878,551 units and 76,682 units respectively for Fiscal 2012. Our share of the Indian four-wheeler automotive vehicle market (i.e. automobile vehicles other than two and three wheeler categories) decreased from 25.1% in Fiscal 2012 to 22.0% in Fiscal 2013. We maintained our leadership position in the commercial vehicle segment in an industry which experienced increased competition during the year. The passenger vehicle market also continued to be subject to intense competition.

The following table sets forth our total sales of Tata and other brand vehicles:

Category	Fiscal 2013		Fiscal 2012		Fiscal 2011
	Units	%	Units	%	Units	%
Passenger Cars	178,494	21.8%	298,991	31.3%	269,194	32.2%
Utility Vehicles	47,532	5.8%	56,329	5.9%	53,544	6.4%
Light Commercial Vehicles	428,708	52.3%	365,677	38.3%	311,167	37.2%
Medium and Heavy Commercial Vehicles	165,189	20.1%	234,236	24.5%	201,564	24.2%
Total	819,923	100.0%	955,233	100.0%	835,469	100.0%

The following table sets forth our market share in various categories in the Indian market-based on wholesale volumes:

Category@	Fiscal 2013	Fiscal 2012	Fiscal 2011
Passenger Cars*	9.5%	13.6%	14.4%
Utility Vehicles**	7.1%	10.9%	13.2%
Light Commercial Vehicles***	62.2%	60.2%	63.2%
Medium and Heavy Commercial Vehicles	53.3%	59.3%	60.1%
Total Four-Wheel Vehicles	22.0%	25.1%	24.3%

@	Passenger cars, UV and LCV market share for the Fiscal 2013 and Fiscal 2012 are not comparable with the data for Fiscal 2011 due to changes in the Industry classification by SIAM.
*	Passenger cars market shares include sales of Fiat vehicles distributed by us and Jaguar Land Rover vehicles sold in India. Furthermore, passenger cars market share for Fiscal 2013 and Fiscal 2012 is based on the total cars sold in the industry, while passenger cars market shares for Fiscal 2011 are based on the segments where we offered products (i.e., small cars and midsize segments) and does not include the super compact segment where we did not offer any products.
**	UV market share for Fiscal 2013 and Fiscal 2012 includes the market share for Vans V1 segment (i.e. Tata Venture) and excludes Vans V2 segment (i.e. Tata Ace Magic), while UV market shares for Fiscal 2011 are based on the segments where we are present.
***	LCV market shares include the market shares for Vans V2 segment (i.e. Tata Ace Magic) in accordance with SIAM’s classification of passenger vehicles.

Our performance in various categories of the Indian market is described below:

Passenger cars: The domestic passenger cars industry grew by 0.9% in Fiscal 2013 compared with an increase of 3.6% in Fiscal 2012. Domestic passenger vehicle sales were impacted by rising interest rates, fuel price hikes and inflationary pressures.

Customer preference for diesel vehicles over gasoline vehicles continued. Marketing initiatives and network actions continued with weak industry trends. Our performance within the industry was also impacted unfavorably. During Fiscal 2013, we recorded sales of 172,824 vehicles in the domestic market; a decline of 33.2% over last year. The overall market share was lower at 8.9% as compared to 13.0% during the last fiscal year. In Fiscal 2013, we sold 48,122 Nano cars, compared with 77,394 in Fiscal 2012. We continue to focus on expanding the market penetration of the Nano, including initiatives to appeal to younger customers such as our ‘Art in motion’ and ‘Campus Brand Ambassador’ programs. Furthermore, we continue to identify new markets for the Nano. We are evaluating markets in South Asia, in addition to the current markets in Nepal and Sri Lanka. We also continue to offer products at a low price point in the entry level mid-size sedan market through a portfolio including the old Indigo and the Indigo eCS.

The distribution business of Fiat cars through Tata-Fiat dealer network, which started in March 2006, entered its seventh and final year of operation in Fiscal 2013. During Fiscal 2013, we sold 5,179 Fiat cars, including the Grande Punto and Linea, through our joint venture with Fiat in India. Fiat stood in the 13th position by sales volume among the major car players in India. The Tata-Fiat dealer network was operating through 170 dealer facilities across 129 cities as of March 31, 2013. Fiat was ranked 7th in the J.D. Power 2012 India Customer Service Index Survey. During May 2012, both the joint-venture partners decided to re-align their Indian joint-venture and the management control of distributing and marketing Fiat branded cars, and related commercial activities. With effect from April 1, 2013, FIAL has been restructured to a manufacturing company that manufactures vehicles, powertrains and related spare parts for us and the Fiat Group.

The new distribution company of the Fiat Group will be responsible for distribution and marketing of Fiat branded vehicles. However, we are continuing to provide service support at 82 cities across India until September 30, 2013, where Fiat was unable to establish a network by March 31, 2013.

Since the commencement of distribution of Jaguar and Land Rover vehicles through our exclusive dealerships in India in June 2009, the brands have witnessed positive market responses. The sales volumes in Fiscal 2013 have grown approximately 10% to 2,494 vehicles compared to Fiscal 2012 despite the adverse impact of an increase in customs duty on imported premium cars in the March 2012 Union Budget. We commenced the local assembly of the Jaguar XF model in our facility at Pune in October 2012. We expect that additional efforts towards dealership network expansion and local assembly of Jaguar Land Rover products will enable us to further penetrate the premium/luxury automotive passenger car market in India.

Utility Vehicles: Although, the utility vehicles market recorded a healthy growth of 51.5% in Fiscal 2013, we registered decline, mainly attributable to absence of a product in the fast growing soft roader utility vehicle segment. The Safari Storme was launched in Fiscal 2013, and has received a positive response from the market.

Commercial Vehicles: The commercial vehicles market in India in Fiscal 2013 recorded a modest growth of 1.7% which resulted in sales of 594,737 units in Fiscal 2013. The M&HCV market segment decreased by 23.3% in Fiscal 2013, compared to a growth of 6.5% in Fiscal 2012. The ban on mining in the Indian states of Karnataka and Goa, coupled with the slowdown in infrastructure spending, curtailed growth, especially in M&HCV. Slowed industrial growth across many key segments adversely impacted demand. However, we registered a marginal increase in sales in Fiscal 2013, growing by 1.0% to 536,491 units, as focus shifted to growing and consolidating presence in the LCV segment.

Light Commercial Vehicles (including pickups): Our range of LCVs includes small commercial vehicles, pickup trucks, trucks and commercial passenger carriers with a GVW (including payload) of between 1.2 tons and 7.5 tons. The LCV market segment grew by 17.9% in Fiscal 2013, mainly aided by the continuing expansion of the small commercial vehicle segment. Our sales increased by 21.5% to 393,726 units from 324,069 units in Fiscal 2013.

In the LCV segment, finance offerings were launched to target specific customer segments. This had tremendous success and is being used selectively to further sales of key models going forward. The new generation LCV Starbus Ultra was launched in March 2012

We made good progress in the high growth pickup truck market, with new product offerings addressing gaps in the portfolio and financing packages.

Medium and Heavy Commercial Vehicles: Our M&HCVs have a wide range of applications and are generally configured as trucks, tippers, buses, tankers, tractors or concrete mixers. We sold 142,765 units during Fiscal 2013, resulting in a market share of 53.3%. We launched several new products and variants in this segment in 2013, one of which was the five axle rigid truck, the LPT 3723. Furthermore, we launched a four year warranty for our M&HCV products, to underscore the quality and reliability of our offerings.

Tata and other brand vehicles — Sales and Distribution:

Our sales and distribution network in India as of March 2012, comprises approximately 2,600 sales contact points for our passenger and commercial vehicle business. In line with our growth strategy, we formed a 100% owned subsidiary, TDCL, in March 2008, to act as a dedicated distribution and logistics management company to support the sales and distribution operations of our vehicles in India. We believe this has improved the efficiency of our selling and distribution operations and processes.

TDCL provides distribution and logistics support for vehicles manufactured at our facilities and has set up stocking points at some of our plants and also at different places throughout India. TDCL helps us improve planning, inventory management, transport management and timely delivery. We have completed the initial rollout of a new customer relations management system, or CRM, at all our dealerships and offices across the country and have been certified by Oracle as the largest Siebel deployment in the automotive market. The combined CRM initiative supports users both within our Company and among our distributors in India and abroad.

Through our vehicle financing division and wholly owned subsidiary, TMFL we also provide financing services to purchasers of our vehicles through our independent dealers, who act as our agents for financing transactions, and through our branch network. TMFL, disbursed Rs.111,800 million and Rs.105,047 million during Fiscal 2013 and 2012 respectively. During Fiscal 2013 and 2012, approximately 33% and 27%, respectively, of our vehicle unit sales in India were made by the dealers through financing arrangements where our captive vehicle financing divisions provided the support. Total vehicle finance receivables outstanding as at March 31, 2013 and 2012 amounted to Rs.198,219 million and Rs.171,241 million respectively.

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

In Fiscal 2013, we also introduced Tata FleetMan. Targeted at commercial vehicle fleet owners and large consigners of goods, the service offers advanced telematics solutions, which will help in increasing productivity and profitability. The Tata FleetMan has been designed to address pressing concerns of the transport industry, targeted at the commercial vehicle fleet owner.

Through advanced telematics solutions like fuel management, driver management and remote diagnostics, Tata FleetMan combines information technology and telecommunications equipment and software, with Tata Motors Limited expertise in automobile technology, providing features like real time fleet tracking, SMS alerts, geo-fencing and trip management.

We believe that the reach of our sales, service and maintenance network provides us with a significant advantage over our competitors.

Tata and other brand vehicles — Competition:

We face competition from various domestic and foreign automotive manufacturers in the Indian automotive market. Improving infrastructure and robust growth prospects compared to other mature markets have attracted a number of international companies to India who have either formed joint-ventures with local partners or have established independently owned operations in India. Global competitors bring with them decades of international experience, global scale, advanced technology and significant financial resources, and as a result, competition is likely to further intensify in the future. We have designed our products to suit the requirements of the Indian market based on specific customer needs such as safety, driving comfort, fuel efficiency and durability. We believe that our vehicles are suited to the general conditions of Indian roads and the local climate. The vehicles have also been designed to comply with applicable environmental regulations currently in effect. We also offer a wide range of optional configurations to meet the specific needs of our customers. We intend to develop and are developing products to strengthen our product portfolio in order to meet the increasing customer expectation of owning world class products.

Tata and other brand vehicles — Seasonality:

Demand for our vehicles in the Indian market is subject to seasonal variations. Demand generally peaks between January and March, although there is a decrease in demand in February just before release of the Government of India’s fiscal budget. Demand is usually lean from April to July and picks up again in the festival season from September onwards, with a decline in December due to model year change.

Tata and other brand vehicles — Exports:

We are expanding our export operations, which have been ongoing since 1961. We market our commercial and passenger vehicles in several countries in Europe, Africa, the Middle East, South East Asia and South Asia. Our exports of vehicles manufactured in India decreased by 22.1% in Fiscal 2013 to 48,145 units from 61,835 units in Fiscal 2012 supported by economic improvement in our major international markets such as the Indian sub-continent and Africa.

In Fiscal 2013, our top five export destinations from India accounted for approximately 51% and 92% of our exports of commercial vehicles and passenger vehicle units, respectively. We are strengthening our position in the geographic areas we are currently operating in and exploring possibilities of entering new markets with similar market characteristics to the Indian market.

Tata Daewoo Commercial Vehicle Co. Ltd., Korea: TDCV recorded a 6.1% increase in its overall vehicle sales to 10,080 units in Fiscal 2013 from 9,500 units in Fiscal 2012. In the South Korean market, TDCV’s unit sales in the M&HCV category in Fiscal 2013 decreased by 17.6% to 5,400 units compared to 6,552 units in Fiscal 2012, mainly due to a decrease in overall industry demand as a result of the economic slowdown. However, TDCV’s export performance in Fiscal 2013 increased by 58.8% to 4,680 units compared to 2,948 units in Fiscal 2012. TDCV’s sales increased significantly in several of its traditional export markets like Algeria, Russia, Laos, South Africa, and Vietnam. TDCV vehicles were also sold into some new markets like Indonesia, Ecuador, and Ghana.

Jaguar Land Rover

We acquired Jaguar Land Rover from Ford on June 2, 2008. As part of the acquisition, we acquired the global business relating to Jaguar Land Rover including three major manufacturing facilities and two advanced design and engineering centers in the United Kingdom, a worldwide sales and dealership network, intellectual property rights, patents and trademarks.

The strengths of the Jaguar Land Rover business include its internationally recognized brands, strong product portfolio of award winning luxury performance cars and premium all-terrain vehicles, global distribution network, strong research and development capabilities, and a strong management team. Our total sales of Jaguar Land Rover for Fiscal 2013, 2012 and 2011 are set forth in the table below:

	Fiscal 2013		Fiscal 2012		Fiscal 2011
	Units	%	Units	%	Units	%
Jaguar	57,766	15.5%	53,990	17.2%	52,955	21.8%
Land Rover	314,290	84.5%	260,260	82.8%	190,390	78.2%
Total	372,056	100.0%	314,250	100.0%	243,345	100.0%

Jaguar:

Jaguar’s principal products are the Jaguar XK sports car (coupe and convertible), Jaguar XF sedan and the Jaguar XJ sedan.

The Jaguar XK is Jaguar’s premium luxury performance, GT, car, launched in 2006 with a high aluminum content to deliver fuel and CO2 efficiency, and is available in coupe and convertible models. The Jaguar XK was significantly updated in 2009 with a new engine and exterior and interior design enhancements and further revised in 2011. The Jaguar XKR-S coupe and convertible models are the sporting flagships for Jaguar Land Rover’s revitalized XK line-up. The Jaguar XKR-S is the fastest and most powerful production sports GT that Jaguar has ever built.

The Jaguar XF, launched in 2008, is a premium executive car that merges sports car styling with the sophistication of a luxury sedan. The Jaguar XF is Jaguar’s best-selling model across the world by volume and has received more than 100 international awards since its launch, including being named “Best Executive Car” by What Car? Magazine for four consecutive years. In 2009, the Jaguar XF underwent a significant engine upgrade, and in 2011, we made fundamental design changes to the front and rear of the Jaguar XF, which we believe is now closer to the original C-XF concept car. In addition, the Jaguar 2012 Model Year line-up included a new four cylinder 2.2-liter diesel version of the Jaguar XF with Intelligent Stop-Start Technology, making it the most fuel-efficient Jaguar yet and allowing Jaguar to compete more effectively with competitors in the United Kingdom and European fleet and company car markets. At the Geneva Motor Show in March 2012, we unveiled the Jaguar XF Sportbrake, with the versatility of an estate car and the spirit of a sports car. The 2013 Model Year Jaguar XF range also includes for the first time an all-wheel drive version of the new V6 gasoline engine for the U.S. and European markets and a 2.0-liter gasoline version for the U.S. and Chinese markets. We started selling the 2013 Model Year Jaguar XF and Jaguar XF Sportbrake at the end of the third quarter of Fiscal 2013.

The Jaguar XJ is Jaguar’s largest luxury sedan, powered by a range of supercharged and naturally aspirated 5.0-liter V8 gasoline engines and a 3.0-liter diesel engine. Using Jaguar’s aerospace inspired aluminum body architecture, the new Jaguar XJ’s lightweight aluminum body provides improved agility and fuel and CO2 efficiency. The Jaguar XJ has received more than 20 international awards since its launch, including “Best Luxury Car” from China’s Auto News, “Annual Limousine King” from Quattroroute (Italy), “Luxury Car of the Year” from Top Gear (UK), Automobile Magazine’s “2011 Design of the Year” and “Best Executive Sedan” at the Bloomberg Awards in the United States. In 2011, the Jaguar XJ was upgraded to include a new Executive Package and a Rear Seat Comfort Package, to provide an executive limousine experience. The 2013 Model Year also includes an all-wheel drive version and a 3.0-liter V6 gasoline version for the U.S. and European markets and a 2.0-liter gasoline version for the Chinese market, which benefits from lower custom duties in that market. We started selling the 2013 Model Year Jaguar XJ in the second quarter of Fiscal 2013.

In September 2012, Jaguar unveiled the Jaguar F-TYPE at the Paris Motor show, a two-seat sports car that was inspired by the 2011 C-X16 concept cars. Like the Jaguar XK and Jaguar XJ, the Jaguar F-TYPE has an all-aluminum structure and all-aluminum double wishbone suspension and stop/start fuel economy measures, with the power of Jaguar’s latest 3.0-liter V6 and 5.0-liter V8 engines. The Jaguar F-TYPE has been available to retail customers since April 2013.

Land Rover:

Land Rover’s principal products are the Defender, Freelander 2 (LR2), Discovery 4 (LR4), Range Rover Evoque, Range Rover Sport and Range Rover. Land Rover products offer a range of powertrains, including turbocharged V6 diesel, V6 gasoline engines and V8 naturally aspirated and supercharged gasoline engines, with manual and automatic transmissions.

The Defender is one of Land Rover’s most capable SUVs, and targets extreme all-terrain capabilities and payload/towing capability. Work has begun on developing a successor to this vehicle.

The Freelander 2 is a versatile vehicle for active lifestyles, matching style with sophisticated technology and off-road capability. The Freelander 2 was significantly enhanced for the 2013 Model Year with the introduction of a turbocharged 2.0-liter gasoline engine, offering superior performance to the 3.2-liter engine it replaces while also reducing CO2 emissions.

The Discovery 4 is a mid-size SUV that features genuine all-terrain capability and versatility, including full seven-seat capacity. Recent power train innovations for the 2012 Model Year have delivered an improvement in CO2 for the 3.0-liter LR-TDV6 engine. The Discovery has won more than 200 awards since its introduction in 1989.

The Range Rover Evoque is the smallest, lightest and most fuel-efficient Range Rover to date. The Evoque is available in 5-door and coupe body styles and, depending on the market, in both front-wheel drive and all-wheel drive derivatives. Since its launch in September 2011, consumer interest and demand have been consistent across the globe. In its first full year of sales, we sold 103,269 total retail units of the Range Rover Evoque. The Evoque has also won over 120 international awards since its launch, reflecting its blend of design and capability.

The Range Rover Sport combines the performance of a sports tourer with the versatility of a Land Rover. The 2012 Model Year Range Rover Sport introduced a new version of the TDV6 diesel engine with an eight-speed transmission to reduce CO2 emissions. At the 2013, New York International Auto Show, Land Rover debuted the new 2014 Model Year Range Rover Sport built on a weight saving aluminum architecture. The Sport’s all-new, aluminum architecture achieves a weight saving of up to 420kg (as with the TDV6 engine) to bring agility and exceptional performance, with 15 per cent CO2 reduction and 24 per cent improved fuel economy. The new Range Rover Sport is the fastest, most agile and most responsive Land Rover ever.

The Range Rover is the flagship product under the Land Rover brand with a unique blend of British luxury, classic design, high-quality interiors and outstanding all-terrain ability. The new all-aluminum version was launched in the third quarter of Fiscal 2013, the world’s first SUV with a lightweight all-aluminum body, the new Range Rover has enhanced performance and handling on all terrains, and significant advances in environmental sustainability. The all-aluminum body shell has helped reduce the weight of the car substantially. A diesel hybrid Range Rover is currently being developed for introduction later in 2013. The new Range Rover was declared the world’s top SUV by The Sunday Times, won Top Gear magazine’s “Luxury Car of the Year” and was recently awarded the maximum 5-star safety rating by Euro NCAP.

Jaguar and Land Rover achieved relatively strong sales during Fiscal 2013, as total unit sales (wholesales) increased to 372,056 units from sales of 314,250 units in Fiscal 2012, reflecting an increase of 18.4%. Jaguar volumes increased to 57,766 units during Fiscal 2013 from 53,990 units in Fiscal 2012 reflecting an increase of 7.0%. Land Rover volumes increased to 314,290 units in Fiscal 2013 from 260,260 units in Fiscal 2012, reflecting an increase of 20.8%, as a result Range Rover Evoque and Freelander sales. The Jaguar Land Rover exported 301,534 units in Fiscal 2013 compared to 250,180 units in Fiscal 2012, an increase of 20.5%.

Jaguar Land Rover’s performance in key geographical markets on retail basis

United States

The U.S. economy has recovered more favorably than other developed economies since the economic downturn, with GDP growth and falling unemployment, although the position remains fragile.

United States retail volumes for Fiscal 2013 for the combined brands totaled 62,959 units. Jaguar retail volumes for Fiscal 2013 fell by 6% compared to Fiscal 2012, leading to a decrease in market share. Despite Land Rover retail volumes for Fiscal 2013 increasing by 13% compared to Fiscal 2012, market share declined slightly.

United Kingdom

In Fiscal 2013, there was little growth in the economy in the United Kingdom, although recent economic data suggests better news ahead. Trading conditions in the United Kingdom remain difficult, although the automotive market has grown in the period.

UK retail volumes for Fiscal 2013 for the combined brands totaled 72,270 units. Jaguar retail volumes for Fiscal 2013 increased by 10% compared to Fiscal 2012, broadly maintaining market share. Land Rover retail volumes for Fiscal 2013 increased by 24% compared to Fiscal 2012, increasing market share.

Europe (excluding Russia)

The European economy continues to struggle, with austerity measures in place in a number of countries. The economic situation and recent bail out actions continue to create uncertainty around European zone stability, the Euro and borrowing costs. Credit continues to be difficult to obtain for customers and the outlook remains volatile.

European retail volumes for Fiscal 2013 for the combined Jaguar Land Rover brands totaled 80,994 units, representing a 18% increase compared to Fiscal 2012. Jaguar retail volume for Fiscal 2013 grew by 5%, and Land Rover retail volume for Fiscal 2013 increased by 21% compared to Fiscal 2012.

China

The Chinese economy has continued to grow strongly throughout Fiscal 2013. GDP growth is likely to slow in future, although projected remain above 7.5% according to general economic consensus from market commentators.

The joint venture established to manufacture cars in China with Chery Automobile Co., Limited, or Chery Automobile, a Chinese automotive manufacturer, was approved by the National Development and Reform Commission of the People’s Republic of China in October 2012 and GBP 71 million was invested in Fiscal 2013. Jaguar Land Rover and Chery Automobile will now accelerate plans to build a joint venture manufacturing plant in Changshu, near Shanghai, as part of a 10.9 billion RMB investment that will also include a new research and development center and engine production facility. The project includes the creation of a new partnership brand to assemble models tailored specifically for the Chinese market, including the marketing and distribution. The two companies plan to complete the Changshu facility in Jiangsu province during 2014. Construction of a new engine plant for production of fuel efficient engines is also contemplated in the joint venture partnership agreement.

The China retail volumes for Fiscal 2013 for the combined brands totaled 77,075 units. Jaguar retail volume for Fiscal 2013 increased by 28% compared to Fiscal 2012, improving market share. Land Rover retail volume for Fiscal 2013 increased by 51% compared to Fiscal 2012, again improving market share.

Asia Pacific

The Asia Pacific region main markets are Japan, Australia and New Zealand. These regions were less affected by the economic crisis compared to the United States, the United Kingdom and Europe, and recovered more favorably during Fiscal 2013, often due to increased trade with China and other growth economies.

The Asia Pacific retail volumes for Fiscal 2013 for the combined brands totaled 17,849 units. Jaguar retail volume for Fiscal 2013 increased by 27% compared to Fiscal 2013. Land Rover retail volume for Fiscal 2013 increased by 34% compared to Fiscal 2012.

Other markets

The major constituents of the other markets category are Russia, South Africa and Brazil, along with the rest of Africa and South America. These economies were not affected as significantly by the economic crisis as more developed economies and have had continued GDP growth in recent years, partially due to increased commodity and oil prices.

The other markets retail volumes for Fiscal 2013 for the combined Jaguar and Land Rover brands totaled 63,489 units, reflecting an increase of 19% from Fiscal 2012. Jaguar retail volumes for Fiscal 2013 increased 17% from 5,460 units in Fiscal 2012 to 6,402 in Fiscal 2013, while Land Rover retail volume increased 19% from 47,919 units in Fiscal 2012 to 57,087 in Fiscal 2013.

Jaguar Land Rover — Sales & Distribution:

We market Jaguar Land Rover products in 178 markets, through a global network of 17 national sales companies, or NSCs, 85 importers, 62 export partners and 2,485 franchise sales dealers, of which 689 are joint Jaguar and Land Rover dealers.

Sales locations for Jaguar Land Rover vehicles are operated as independent franchises. Jaguar Land Rover is represented in its key markets through national sales companies as well as third party importers. Jaguar Land Rover has regional offices in certain select countries that manage customer relationships, vehicle supplies and provide marketing and sales support to their regional importer markets. The remaining importer markets are managed from the United Kingdom.

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

Jaguar Land Rover — Seasonality:

Jaguar Land Rover sales volume is impacted by the bi-annual registration of vehicles in the United Kingdom where the vehicle registration number changes every six months, which in turn has an impact on the resale value of the vehicles. This leads to a concentration of sales during the periods when the change occurs. Seasonality in most other markets is driven by introduction of new model year derivatives, for example in the US market. Additionally in the US market there is some seasonality around the purchase of vehicles in northern states where the purchase of Jaguar vehicles is concentrated in the spring /summer months, and the purchase of 4x4 vehicles is concentrated in the autumn/winter months. In China there is an increase in vehicle purchases during the fourth Fiscal quarter, which includes the Chinese New Year holiday. Furthermore, western European markets tend to be impacted by summer and winter holidays. The resulting sales profile influences operating results on a quarter to quarter basis.

Research and Development:

Over the years, we have devoted significant resources towards our research and development activities. Our research and development activities focus on product development, environmental technologies and vehicle safety. Our ERC, established in 1966, is one of the few in-house automotive research and development centers in India recognized by the Government of India. ERC is integrated with all of the Tata Motors global automotive product design and development centers in South Korea, Spain, Italy and the United Kingdom. In addition to this, we leverage key competencies through various engineering service suppliers and design teams of our suppliers.

We have a crash test facility for evaluating occupant safety, which includes a vehicle level crash test facility, a sled test facility for simulating the crash environment on subsystems, a pedestrian safety testing facility, a pendulum impact test facility for goods carrier vehicles and other equipment and facilities that aid us in developing products that comply with various safety norms. This facility is also supported with computer-aided engineering infrastructure to simulate tests in a digital environment. We have a hemi-anechoic chamber testing facility for developing vehicles with lower noise and vibration levels and an engine emission and performance development facility that aid us in developing products meeting international standards. We also have an eight poster road load simulator for validation of the structural durability of M&HCVs. Other key facilities include a full vehicle environmental testing facility, heavy duty dynamometers and aggregate endurance test rigs.

Our product design and development centers are equipped with sophisticated hardware, software and other information technology infrastructure, designed to create a digital product development and virtual testing and validation environment, resulting in reduction of product development cycle-time. These centers are growing with increased vehicle development programs in breadth and depth of technology. Rapid prototype development systems, testing cycle simulators, advanced emission test laboratories and styling studios are also a part of our product development infrastructure. We have aligned our end-to-end digital product development objectives and infrastructure, with our business goals and have made significant investments to enhance the capabilities especially in the areas of product development through computer-aided design, computer-aided manufacturing, computer-aided engineering, knowledge-based engineering, PLM and specific engineering review processes like digital mockup. In order to track various issues arising in vehicle design and development processes, we have institutionalized ‘issue tracking’ work flow based systems in various domains to manage such issues effectively.

In addition, our research and development activities focus on developing vehicles running on alternative fuels, including CNG, liquefied petroleum gas, bio-diesel and compressed air and electric cars. We are continuing to develop green-technology vehicles and are presently developing an electric vehicle on the Indica Vista platform. We are also pursuing alternative fuel options such as ethanol blending for development of vehicles fueled by hydrogen.

We are also pursuing various initiatives, such as the introduction of premium lightweight architecture, to enable our business to comply with the existing and evolving emissions legislation in the developed world, which we believe will be a key enabler of both reduction in CO2 and further efficiencies in manufacturing and engineering.

Initiatives in the area of vehicle electronics such as engine management systems, in-vehicle network architecture and multiplexed wiring, electronic stability programs, automated and automatic transmission systems, telematics for communication and tracking and other emerging technological areas are also being pursued, which could possibly be deployed on our future range of vehicles. Likewise, various new technologies and systems that would improve safety, performance and emissions of our product range are being implemented in our passenger cars and commercial vehicles.

We are developing an enterprise level vehicle diagnostics system for achieving faster diagnostics of complex electronics in our vehicles in order to provide prompt service to customers. Furthermore, our initiative in telematics has spanned into a fleet management, driver information and navigation system, as well as a vehicle tracking system using Global Navigation Satellite Systems, or GNSS.

We established a wholly-owned subsidiary, TMETC, in 2006, to augment the abilities of our ERC with an objective to obtain access to leading technologies to support our product development activities. In October 2010, we also acquired a design house in Italy, Trilix Srl, that has been working with us on many of our projects and which is now a part of the Tata Motors design organization.

Our Jaguar Land Rover research and development operations currently consist of a single engineering team, operating within co-managed engineering facilities, sharing premium technologies, power train designs and vehicle architecture. In our Jaguar Land Rover products, we are pursuing several initiatives including alternative energy technologies to meet the targeted reduction in CO2 emissions in the next 5 years. Over recent years, Jaguar Land Rover has made significant progress in reducing the development cycle times. The ERC in India and Jaguar Land Rover engineering and development operations in the United Kingdom, have identified areas to leverage the facilities and resources to enhance the product development process and achieve economies of scale.

We endeavor to absorb the best of technologies for our product range to meet the requirements of a globally competitive market. All of our vehicles and engines are compliant with the prevalent regulatory norms in the respective countries in which they are sold. Our strategy to invest and develop our development capabilities have helped us in attaining significant achievements such as the design and development of India’s first indigenously developed compact car, the segment creating mini- truck – the ‘Tata Ace’ and the world’s most affordable family car — the Tata Nano. In collaboration with our subsidiary TDCV, we developed the “World Truck”, now referred to as ‘Prima’, a sophisticated and contemporary M&HCV range with performance standards similar to those in developed markets, which we launched in India and in South Korea during Fiscal 2010. In Fiscal 2011, we launched the Tata Aria, India’s first premium crossover and the Tata Venture, a multipurpose van in India. In Fiscal 2013, we launched the Indigo Manza Club Class, the Vista D90, and the Safari Storme in the passenger cars segment and launched the Xenon Pickup, the Tata LPT 3723, and the Prima tipper and tractor variants in the commercial vehicle segment.

Intellectual Property

We create, own, and maintain a wide array of intellectual property assets throughout the world that are among our most valuable assets. Our intellectual property assets include patents, trademarks, copyrights designs, trade secrets and other intellectual property rights. Patents relate to our innovations and products; trademarks secured relate to our brands and products; copyrights are secured for creative content; and designs are secured for aesthetic features of products/components. We proactively and aggressively seek to protect our intellectual property in India and other countries.

We own a number of patents and have applied for new patents which are pending for grant in India as well as in other countries. We have also filed a number of patent applications outside India under the Patent Cooperation Treaty, which we expect will be effective in other countries going forward. We also obtain new patents as part of our ongoing research and development activities.

We own registrations for a number of trademarks and have pending applications for registration of these in India as well as other countries. The registrations mainly include trademarks for our vehicle models and other promotional initiatives. We use the Tata brand, which has been licensed to us by Tata Sons. We believe that establishment of the Tata word mark and logo mark in India and around the world is material to our operations. As part of our acquisition of TDCV, we have rights to the perpetual and exclusive use of the “Daewoo” brand and trademarks in South Korea and overseas markets for the product range of TDCV.

As part of the acquisition of Jaguar Land Rover business, ownership (or co-ownership, as applicable) of core intellectual property associated with Jaguar Land Rover was transferred to us. Additionally, perpetual royalty free licenses to use other essential intellectual property have been granted to us for use in Jaguar and Land Rover vehicles. Jaguar and Land Rover own registered designs, to protect the design of their vehicles in several countries.

In varying degrees, all our intellectual property is important to us. In particular, the Tata brand is integral to the conduct of our business, a loss of which could lead to dilution of our brand image and have a material adverse effect on our business.

License(s)

On February 22, 2013, RBI released the final guidelines on granting new banking licenses in line with the Indian government’s aim to allow more companies to participate in the banking sector. On July 1, 2013, Tata Group applied to the RBI for a banking license. Tata Group, and in turn, the Company, may be required to reorganize the holding structure of its finance business in order to meet the eligibility requirements for obtaining a banking license, including by way of a divestment by the Company of its interest in TMFL. Any such reorganization or divestment of its financing business could have a material adverse effect on the Company’s financial condition and results of operations. As of the date of this annual report, RBI’s review of Tata Group’s application remains ongoing.

Components and Raw Materials

The principal materials and components required by us for use in Tata and other brand vehicles are steel sheets (for in-house stampings) and plates; iron and steel castings and forgings; items such as alloy wheels, tires, fuel injection systems, batteries, electrical wiring systems, electronic information systems and displays; interior systems such as seats, cockpits, doors, plastic finishers and plastic functional parts, glass and consumables (paints, oils, thinner, welding consumables, chemicals, adhesives and sealants) and fuels. We also require aggregates like axles, engines, gear boxes and cabs for our vehicles, which are manufactured in-house or by our subsidiaries, affiliates and strategic suppliers. We have long term purchase agreements for some critical components such as transmissions and engines. We have established contracts with some commodity suppliers to cover our own as well as our suppliers’ requirements in order to moderate the effect of volatility in commodity prices. We have also undertaken special initiatives to reduce material consumption through value engineering and value analysis techniques.

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

We have an established supplier quality improvement process in order to ensure quality of outsourced components. We also have a program for assisting vendors from whom we purchase raw materials or components to maintain quality. Each vendor is reviewed on a quarterly basis on parameters of quality, cost and delivery. Preference is given to vendors with TS 16949 certification. We also maintain a stringent quality assurance program that includes random testing of production samples, frequent re-calibration of production equipment and analysis of post-production vehicle performance, as well as an ongoing dialogue with workers to reduce production defects. Further, we have established a Strategic Sourcing Group to consolidate, strategize and monitor our supply chain activities with respect to major items of purchase as well as major inputs on new technology and services. The Strategic Sourcing Group is responsible for recommending the long-term strategy, purchase decisions, and negotiations and relationships with vendors with regard to these items. In addition, the Strategic Sourcing Group is responsible for formulating and overseeing our purchasing policies and norms, evolving guidelines for vendor quality improvement, vendor rating and performance monitoring and undertaking company-wide initiatives such as e-sourcing and supply chain management/policies with respect to vehicle spare parts.

We are also exploring opportunities for increasing the global sourcing of parts and components from low cost countries, and have in place a vendor management program that includes vendor base rationalization, vendor quality improvement and vendor satisfaction surveys. We have begun to include our supply chain in our initiatives on social accountability and environment management activities, including supply chain carbon footprint measurement and knowledge sharing on various environmental aspects.

The principal materials and components required by us for use in our Jaguar and Land Rover vehicles are steel and aluminum sheets (for in-house stamping) or externally pre-stamped form, aluminum castings and extrusions, iron and steel castings and forgings and items such as alloy wheels, tires, fuel injection systems, batteries, electrical wiring systems, electronic information systems and displays, leather trimmed interior systems such as seats, cockpits, doors, plastic finishers and plastic functional parts, glass and consumables (paints, oils, thinner, welding consumables, chemicals, adhesives and sealants) and fuels. We also require certain critical components such as axles, engines and gear boxes for our vehicles, which are mainly manufactured by external suppliers. We have long term purchase agreements for critical components with key suppliers. The raw materials used in our cars include steel, aluminum, copper, platinum and other commodities. We have entered into contracts with certain commodity suppliers to cover our own and our suppliers’ requirements to mitigate the effect of volatility in commodity prices. Special initiatives were also undertaken to reduce material consumption through value engineering and value analysis techniques.

The Jaguar Land Rover business works with a range of strategic suppliers to meet its requirements for parts and components. The Jaguar Land Rover business has established quality control programs to ensure that externally purchased raw materials and components are monitored and meet its quality standards. Such programs include on-site engineers from Jaguar Land Rover who regularly interface with suppliers and carry out visits to supplier sites to ensure that they adhere to applicable quality standards. On-site engineers are also supported by persons in other functions, such as program engineers who interface with new model teams as well as resident engineers co-located at Jaguar Land Rover plants, who provide the link between the on-site engineers and the Jaguar Land Rover plants.

Suppliers

We have an extensive supply chain for procuring various components. We also outsource many manufacturing processes and activities to various suppliers. In such cases, we provide training to external suppliers who design and manufacture the required tools and fixtures.

Our associate company Tata AutoComp Systems Ltd., or TACO, manufactures automotive components and encourages the entry of internationally acclaimed automotive component manufacturers into India by setting up joint ventures with them. Some of these joint ventures includes : Tata Toyo Radiators Ltd for radiator assemblies, which supply components for our products in India.

Our other suppliers include some of the large Indian automotive supplier groups with multiple product offerings, such as the Anand Group, the Sona Group, and the TVS Group, as well as large multinational suppliers, such as Bosch, Continental, Delphi and Denso, Tata Johnson Controls Limited for seats, Tata Yazaki AutoComp Limited for wiring harnesses. We continue to work with our suppliers for our Jaguar Land Rover business to optimize procurements and enhance our supplier base, including the sourcing of certain of our raw material and component requirements from low cost countries. Additionally co-development of a few aggregates is also being evaluated which we believe may lead to the development of a low cost supplier base for Jaguar Land Rover.

In India, we have established vendor parks in the vicinity of our manufacturing operations and vendor clusters have been formed at our facilities at Pantnagar (Uttarakhand) and Sanand (Gujarat). This initiative is aimed at ensuring flow of component supplies on a real-time basis, thereby reducing logistics and inventory costs as well as reducing uncertainties in the long distance supply chain. Efforts are being taken to replicate the model at new upcoming locations as well as a few existing plant locations.

As part of our pursuit of continued improvement in procurement, we have integrated our system for electronic interchange of data with our suppliers with the Enterprise Resource Planning. This has facilitated real time information exchange and processing, which enables us to manage our supply chain more effectively.

We have established processes to encourage improvements via knowledge sharing among our vendors through an initiative called Vendor Council consisting of our senior executives and representatives of major suppliers. The Vendor Council also helps in addressing common concerns through joint deliberations. The Vendor Council works on four critical aspects of engagement between us and the suppliers (i.e., quality, efficiency, relationship and new technology development).

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

Based on learning from the global financial crisis and its cascading effect on the financial health of our suppliers, we have commenced efforts to assess supplier financial risk.

Suppliers are appraised based on or long term requirements through a number of platforms such as Vendor Council meetings, council regional chapter meetings, national vendor meets and location-specific vendor meets.

Capital and Product Development Expenditures

Our capital expenditure totaled Rs.210,956 million, Rs.147,164 million and Rs.90,719 million during Fiscal 2013, 2012 and 2011, respectively. Our capital expenditure during the past Fiscal years related primarily to new product development and capacity expansion for new and existing products to meet market demand as well as investments towards improving quality, reliability and productivity that are each aimed at increasing operational efficiency.

We intend to continue to invest in our business units in general, and in research and product development in particular, over the next several years in order to improve our existing product range, develop new products and platforms and to build and expand our portfolio in the passenger vehicle and commercial vehicle categories. We believe this would strengthen our position in the Indian automotive market and help us to grow our market share internationally.

As part of this future growth strategy, we plan to make investments in product development, capital expenditure in capacity enhancement, plant renewal and modernization and to pursue other growth opportunities. Our subsidiaries also have their individual growth plans and related capital expenditure plans. These expenditures are expected to be funded largely through cash generated from operations, existing investible surplus in the form of cash and cash equivalents, investment securities and other external financing sources.

Other Operations

In addition to our automotive operations, we are also involved in other business activities, including information technology services. Net revenues, before inter-segment elimination, from these activities totaled Rs.22,179 million, Rs.18,905 million and Rs.14,916 million in Fiscal 2013, 2012 and 2011, respectively, representing nearly 1.2%, 1.1% and 1.2% of our total revenues before inter-segment elimination in the corresponding Fiscal periods.

Information Technology Services:

As of March 31, 2013, we owned a 72.32% equity interest in our subsidiary, TTL. TTL, founded in 1994 and a part of Tata Group, is a global leader in Engineering Services Outsourcing, and product development IT services solutions for PLM and Enterprise Resource Management, or ERM, to the world’s leading automotive, aerospace and consumer durables manufacturers and their suppliers. The Company’s services include product design, analysis and production engineering, knowledge-based engineering, PLM, ERM and CRM systems. The Company also distributes, implements and supports PLM products from leading solution providers in the world such as Dassault Systems and Autodesk.

TTL has its international headquarters in Singapore, with regional headquarters in the United States (Novi, Michigan), India (Pune) and the United Kingdom (Coventry). TTL has a combined global workforce of around 6,000 professionals serving clients worldwide from facilities in the North America, Europe and Asia-Pacific regions. TTL responds to customers’ needs through its subsidiary companies and through its three offshore development centers. TTL had eight functional subsidiary companies and one joint venture as of March 31, 2013.

The consolidated revenues of TTL for Fiscal 2013 were Rs.20,324 million (including sales to Tata Motors Group) reflecting a growth of 24.8% against Rs.16,291 million in the previous with traction in the automotive and aerospace markets. TTL recorded profit after tax of Rs.3,008 million in Fiscal 2013, reflecting growth of 42.8% over Rs.2,107 million in Fiscal 2012 resulting From higher offshore revenues and cost reduction measures implemented by TTL.

Government Regulations

Indian Automotive Sector

Automotive Mission Plan, 2006-2016

The automotive mission plan, or Plan 2006, promulgated by the Ministry of Heavy Industries and Public Enterprises of the Government of India in December 2006, consists of recommendations to the task force of the Development Council on Automobile and Allied Industries constituted by the Government of India, in relation to the preparation of the mission plan for the Indian automotive industry. Plan 2006 recommends that a negative list of items, such as no duty concession for import of used or re-manufactured vehicles, or treatment of remanufactured automotive products as old products, should be negotiated for free trade agreements or regional trade agreements, on a case-by-case basis with other countries. It recommends the adoption of appropriate tariff policies to attract more investment into the automobile industry, the improvement of power infrastructure to facilitate faster growth of the automotive sector both domestically and internationally, policy initiatives such as encouragement of collaboration between the automotive industry and research and academic institutions, tax concessions and incentives to enhance competitiveness in manufacturing and promotion of research and technology development. For the promotion of exports in the automotive components sector, among other things, it recommends the creation of special automotive component parks in special economic zones and the creation of virtual special economic zones, which would enjoy certain exemptions on sales tax, excise and customs duty. Strengthening the inspection and certification system by encouraging public-private partnerships and rationalization of the motor vehicles regulations, are also among the major recommendations of the plan.

A committee set up under the chairmanship of the Secretary of the Ministry of Heavy Industries and Public Enterprises consisting of all stakeholders including representatives of the Ministry of Finance, and of other interested parties relating to road transport, the environment, commerce, industrial policy and promotion, labor, shipping, railways, human resource development, science and technology, new and renewable energy, petroleum and natural gas and the automotive industry, will monitor the implementation and progress of Plan 2006.

Plan 2006 is being reviewed by Ministry of Heavy Industries and Public Enterprises of the Government of India.

The Auto Policy, 2002

The Auto Policy was introduced by the Department of Heavy Industry, Ministry of Heavy Industries and Public Enterprises of the Government of India in March 2002, with the aims, among others, of promoting a globally competitive automotive industry that would emerge as a global source for automotive components, establishing an international hub for manufacturing small, affordable passenger cars, ensuring a balanced transition to open trade at a minimal risk to the Indian economy and local industry, encouraging modernization of the industry and facilitating indigenous design, research and development, as well as developing domestic safety and environment standards on par with international standards.

Auto Fuel Policy, 2003

In 1992, the Government of India issued emission and safety standards, which were further tightened in April 1996, under the Indian Motor Vehicle Act. Currently Bharat Stage IV norms (equivalent to Euro IV norms) are in force for four wheelers in 13 cities and Bharat Stage III norms (equivalent to Euro III norms) are in effect in the rest of India. Our vehicles comply with these norms. The next change in emission regulations remains to be discussed by Government of India.

The Ministry of Road Transport and Highways of Government of India has set up a new task force to review the Auto Fuel policy.

Central Motors Vehicles Rules, 1989

Chapter V of the Central Motor Vehicle Rules, 1989, or the CMV rules, lays down provisions relating to construction and maintenance of motor vehicles. Among specifications pertaining to dimensions, gears, indicators, reflectors, lights, horns, safety belts and others. The CMV rules govern emission standards for vehicles operating on compressed natural gas or CNG, gasoline, liquefied petroleum gas and diesel.

Additionally, pursuant to the CMV rules, every manufacturer must also submit the prototype of every vehicle to be manufactured by it for testing by the Vehicle Research and Development Establishment of the Ministry of Defence of the Government of India, or Automotive Research Association of India, Pune, or the Central Machinery Testing and Training Institute, Budni (MP), or the Indian Institute of Petroleum, Dehradun, or the Central Institute of Road Transport, Pune, or the International Center for Automotive Technology, Manesar or such other agencies as may be specified by the central government for granting a certificate by that agency as to the compliance of provisions of the Motor Vehicles Act, 1988 and these rules.

In case of CNG fitments by vehicle manufacturers on new gasoline vehicles, each model manufactured must be of a type approved pursuant to the prevailing mass emission norms as applicable for the category of new vehicle in respect of the place of its use.

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

We are also working towards meeting all applicable regulations which we believe are likely to come into effect in various markets in the near future. Our vehicle exports to Europe comply with Euro V norms, and we believe our vehicles also comply with the various safety regulations in effect in the other international markets where we operate.

The Indian automobile industry is progressively harmonizing its safety regulations with international standards in order to facilitate sustained growth of the Indian automobile industry as well as to encourage export of automobiles from India.

India has been a signatory to the 1998 UNECE Agreement on Global Technical Regulations since April 22, 2006 and has voted in favor of all eleven Global Technical Regulations. We work closely with the Government of India to participate in WP 29 World Forum Harmonization activities.

India has a well-established regulatory framework administered by the Indian Ministry of Road Transport and Highways. The Ministry issues notifications under the CMV Rules and the Motor Vehicles Act. Vehicles manufactured in India must comply with applicable Indian standards and automotive industry standards. In January 2002, the Indian Ministry of Road Transport and Highways has finalized plans on implementing on automobile safety standards. The plans are based on traffic conditions, traffic density, driving habits and road user behavior in India and is generally aimed at increasing safety requirements for vehicles under consideration for Indian markets.

The Essential Commodities Act, 1955

The Essential Commodities Act, 1955, as amended by the Essential Commodities (Amendment and Validation) Act, 2009, or the Essential Commodities Act, authorizes the Government of India, if it finds it necessary or expedient to do so, to provide for regulating or prohibiting the production, supply, distribution, trade and commerce in the specified commodities under the Essential Commodities Act, in order to maintain or increase supplies of any essential commodity or to secure their equitable distribution and availability at fair prices, or to secure any essential commodity for the defense of India or the efficient conduct of military operations. The definition of “essential commodity” under the Essential Commodities Act includes “component parts and accessories of automobiles”.

Environmental Regulations

Manufacturing units or plants must ensure compliance with environmental legislation, such as the Water (Prevention and Control of Pollution) Act, 1974, the Air (Prevention and Control of Pollution) Act, 1981, the Environment Protection Act, 1986 and the Hazardous Wastes (Management and Handling) Rules, 1989. The basic purpose of these statutes is to control, abate and prevent pollution. In order to achieve these objectives, Pollution Control Boards, or PCBs, which are vested with diverse powers to deal with water and air pollution, have been set up in each state. The PCBs are responsible for setting the standards for maintenance of clean air and water, directing the installation of pollution control devices in industries and undertaking inspection to ensure that units or plants are functioning in compliance with the standards prescribed. These authorities also have the power of search, seizure and investigation.

Our manufacturing plants have received or are in the process of obtaining the Government of India’s environmental clearances required for our operations. We are fully committed to our role as a responsible corporate citizen with respect to reducing environmental pollution. We treat effluents at our plants and have made significant investments towards lowering the emissions from our products.

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

Automobiles and automotive components may, generally, be imported into India without a license from the Government of India subject to their meeting Indian standards and regulations, as specified by designated testing agencies. As a general matter, cars, UVs and SUVs in completely built up, or CBU, condition may be imported at 60% basic customs duty. However, cars with CIF value more than US$40,000 or with engine capacity more than 3000 cc for diesel variant and 2500 cc for petrol variant, may be imported at 100% basic customs duty. Commercial vehicles may be imported at basic customs duty of 10% and components may be imported at basic customs duty ranging from at 10% to 7.5% (for engine component).

The FDI Policy

Automatic approval for foreign equity investments up to 100% is allowed in the automobile manufacturing sector under the FDI Policy.

Indian Taxes

See Item 10.E “— Taxation” for additional information relating to our taxation.

Excise Duty:

The Government of India imposes excise duty on cars and other motor vehicles and their chassis, which rates vary from time to time and across vehicle categories reflecting the policies of the Government of India. The chart below sets forth a summary of historical changes and the current rates of excise duty.

Change of Tax Rate	Excise Duty (per vehicle or chassis)
	Small cars*	Cars other than small cars**	Motor vehicles for more than 13 persons	Chassis fitted with engines for vehicles of more than 13 persons	Trucks	Chassis with engines fitted for trucks	Safari, SUVs and UVs
March 2008	12%	22% or 22% + Rs. 15,000*	12%	12% + Rs. 10,000	14%	14% + Rs. 10,000	20% + Rs. 20,000
December 2008	8%	-	8%	8% + Rs. 10,000	10%	10%+ Rs. 10,000	-
March 2009	-	-	-	-	8%	8% + Rs. 10,000	-
July 2009	-	-	-	-	-	-	20% + Rs. 15,000
February 2010	10%	-	10%	10% + Rs. 10,000	10%	10% + Rs. 10,000	22% + Rs. 15,000
March 2012	12%	24% or 27%*	12%	15%	12%	15%	27%
May 2012	-	-	-	-	-	14%	-
March 2013	-	-	-	-	-	13%	27% or 30%

*	Small cars - cars with length not exceeding 4,000mm and an engine capacity not exceeding 1,500cc for cars with diesel engines and not exceeding 1,200cc for cars with gasoline engines. The higher rate is applicable if engine capacity exceeds 1,500cc.
**	Cars other than small cars - motor vehicles for transport of more than 13 persons, trucks, jeeps, SUVs and UVs and chassis fitted with such engines.
(-)	indicates no change during the relevant year.

All vehicles / chassis are subjected to Automobile Cess assessed at 0.125%, Education Cess assessed at 2% and Secondary and Higher Education Cess assessed at 1% in addition to the excise duty indicated above. Certain vehicles are also subject to National Calamity Contingent Duty, or NCCD, assessed at 1%.

Valued Added Tax:

The Value Added Tax, or VAT, has been implemented throughout India. VAT enables set-off from sales tax paid on inputs by traders and manufacturers against the sales tax collected by them on behalf of the Government of India, thereby eliminating the cascading effect of taxation. Two main brackets of 5% and 12.5%, along with special brackets of 0%, 1%, 3%, 4%, 13.5%, 14% 14.5%, 15%, 20% and 23% have been announced for various categories of goods and commodities sold in the country and certain states have also introduced additional VAT of 1% to 3% on specified commodities, including automobiles. In some of the states, surcharge of 5% to 10% on VAT has been introduced on automobiles. Since its implementation, VAT has had a positive impact on us. Prior to the implementation of VAT, a major portion of sales tax paid on purchases formed part of our total cost of materials. However, the implementation of VAT has resulted in savings on the sales tax component, as VAT paid on inputs may generally be set-off against tax paid on outputs.

In addition to VAT, a Central Sales Tax, however, continues to exist, although it is proposed to be abolished in a phased manner. In the Indian Union Budget 2008-09, the Central Sales Tax rate was reduced to 2% which remained unchanged for Fiscal 2013.

Goods and Services Tax:

The Government of India is proposing to reform the indirect tax system in India with a comprehensive national goods and services tax, or GST, covering the manufacture, sale and consumption of goods and services. The date of introduction of GST is not yet known. The proposed GST regime will combine taxes and levies by the central and state governments into one unified rate structure. The Government of India has publicly expressed the view that following the implementation of the GST, indirect tax on domestically manufactured goods is expected to decrease along with prices on such goods.

We have benefitted and continue to benefit from excise duty exemptions for manufacturing facilities in the state of Uttarakhand and other incentives such as subsidies or loans from other states where we have manufacturing operations. While both the Government of India and other state governments of India have publicly announced that all committed incentives will be protected following the implementation of the GST. Given the limited availability of information in the public domain concerning the GST, we are unable to provide any assurance as to the effect of this or any other aspect of the tax regime following implementation of the GST.

Direct Tax Code:

The Direct Tax Code Bill 2010, or DTC, proposes to replace the existing Income Tax Act, 1961 and other direct tax laws, with a view to simplify and rationalize the tax provisions into one unified code. The various proposals included in DTC bill are subject to review by Indian parliament and as such impact if any, is not quantifiable at this stage.

Insurance Coverage:

The Indian insurance industry is predominantly state-owned and insurance tariffs are regulated by the Indian Insurance Regulatory and Development Authority. We have insurance coverage which we consider reasonably sufficient to cover all normal risks associated with our operations (including business interruptions) and which we believe are in accordance with industry standards in India. We have obtained coverage for product liability for some of our vehicle models in several countries to which we export vehicles. TDCV has insurance coverage as is required and applicable to cover all normal risks in accordance with industry standards in South Korea, including product liability. We have also taken insurance coverage on Directors and Officers liability to minimize risks associated with international litigations for us and our subsidiaries.

Jaguar Land Rover has global insurance coverage which we consider to be reasonably sufficient to cover normal risks associated with our operations and insurance risks (including property, business interruption, marine and product/general liability) and which we believe is in accordance with commercial industry standards and statutory requirements.

Economic Stimulus Package and Incentives:

In January 2009, the Government of India announced an economic stimulus package targeting the automotive industry. Public sector banks were encouraged to fund the automotive sector along with providing a line of credit to non-bank financial companies, specifically aimed at commercial vehicles. The states were to be provided a onetime assistance to purchase 15,000 buses for their urban transport systems.

There was a 4% cut in the central value added tax rate, or Cenvat, on cars and trucks and a 2% cut in Cenvat rate on motor vehicles for transport of more than 13 persons, including the driver. Further, in February 2009, the Cenvat rate was reduced from 10% to 8% for Trucks and buses and service tax was also reduced from 12% to 10%. The Government of India has also provided for an accelerated tax depreciation of 50% for commercial vehicles purchased between January 1 and September 30, 2009. The Cenvat rate was restored to 10% since April 1, 2010 and was further revised to 12% with effect from March 16, 2012. Cenvat for chassis which was increased from 12% to 14% in the budget for the fiscal year 2012-2013, has since been revised to 13% in the budget for the fiscal year 2013-2014.

In the United Kingdom, interest rates have been maintained at an historic low of 0.5% since March 2009, interest rates have been kept at this level in order to provide stimulus to the economy. The European Central Bank increased its base rate to 1.25% in April 2011, following no changes for just under two years, in response to the risk of accelerating inflation. Within Europe there is still concern regarding the sovereign debt issues within Greece, Ireland, Portugal, Spain and Italy. Continued high unemployment in the US has led to the use of fiscal stimuli, quantitative easing and lower interest rates despite positive GDP outlook, which could lead to higher inflation.

In June 2010, the Chinese government announced a subsidy program of RMB3,000 for each energy-conserving passenger vehicle with an engine capacity of 1.6 liters or less. The Government of China also provided a subsidy for private purchases of new energy vehicles (hybrid electric vehicle up to RMB 50,000 and battery electric vehicle up to RMB 60,000) along with additional subsidy from local government. Furthermore, a ten-year Development Plan for the Energy-Saving and New Energy Vehicle Industry was approved and will be the blueprint for China automotive industry development until 2020.

For emission reduction and environmental protection, China plans to adopt Fuel Consumption Stage III with stringent fuel economy requirements soon. It requires automakers to invest in and accelerate development of smaller and more fuel efficient vehicles for the Chinese automotive market.

The Government of India has launched a National Electric Mobility Mission plan 2020, or NEMMP, to encourage reliable, affordable and efficient Electric Vehicles that meet consumer performance and price expectations. Through collaboration between the government and industry for promotion and development of indigenous manufacturing capabilities, required infrastructure, consumer awareness and technology, the NEMMP aims to help India to emerge as a leader in the Electric Vehicle market in the world by 2020 and contribute towards National Fuel security.

The Government of India’s plan to encourage India’s transition to hybrid / electric mobility consists of the following initiatives:

a)	Demand Side: Mandate use of electric vehicles in areas such as public transportation and government fleets in order to create initial demand for OEMs and provide incentives for the sales of electric vehicles to consumers.

b)	Supply Side: Link incentives to localization of the production of key components of electric vehicle in a phased manner.

c)	Research & Development: Fund research and development, or R&D, programs along with OEMs / component suppliers to develop optimal solutions for India at low cost.

d)	Infrastructure support: Roll out pilot programs to support hybrid/electric vehicles and test their effectiveness and make modest investments to build public charging infrastructure to support electric vehicles (especially for buses).

Environmental, Fiscal and Other Governmental regulations around the world:

Our Jaguar Land Rover business has significant operations in the United States and Europe, which have stringent regulations relating to vehicular emissions. The proposed tightening of vehicle emissions regulations by the European Union will require significant costs of compliance for Jaguar Land Rover. While we are pursuing various technologies in order to meet the required standards in the various countries in which we operate, the costs of compliance with these required standards can be significant to our operations and may adversely impact our results of operations.

Greenhouse gas / CO2 / fuel economy legislation: Legislation is now in place limiting the manufacturer fleet average greenhouse gas emissions in Europe for passenger cars starting January 2012. Similarly, the U.S. federal government imposes greenhouse gas emissions standards that apply to 2012-2016 model year vehicles. In addition, many other markets either have or will shortly define similar greenhouse gas emissions standards (some of these include Canada, China, Japan, Korea, Switzerland, Australia, and South Africa). In Europe, implementation of LCV CO2 standards would impact the Defender and a small number of Freelander and Discovery vehicles. In India, fuel efficiency labeling legislation is being finalized by the Ministry of Road Transport and Highways and the Bureau of Energy Efficiency, under the Ministry of Power. This matter is also being discussed under the Auto Policy committee in order to create a framework for implementation in 2025.

In Europe, monetary fines are imposed as penalties for non-compliance with emissions standards. In the United States, noncompliance results in monetary fines and can result in market exclusion.

California is currently developing a new zero emissions vehicle regulation mandating increased penetration of electric and plug in hybrid electric vehicles from 2018 Model Year above that are more stringent than the requirements of the U.S. federal greenhouse gas standards.

Jaguar Land Rover undertakes technology deployment plans directed to achieving these standards. These plans include the use of lightweight materials, including aluminum, which will contribute to the manufacture of lighter vehicles with improved fuel-efficiency, reducing parasitic losses through the driveline and improvements in aerodynamics. They also include the development and installation of smaller engines in our existing vehicles and other drive train efficiency improvements, including the introduction of eight-speed transmissions in some of our vehicles. We also plan to introduce smaller vehicles, commencing with the introduction of the Range Rover Evoque, the most fuel-efficient vehicle in the Land Rover line-up. The technology deployment plans include the research, development and deployment of hybrid electric vehicles initially in Europe and the United States, which require significant investment. Additionally, local excise tax initiatives are also a key consideration in ensuring our products meet customer needs for environmental footprint and cost of ownership concerns.

Non-greenhouse gas emissions legislation: Existing European Union 5, or EU5 regulations and planned EU6 and EU7 regulations in Europe, and existing Low Emission Vehicle 2, or LEV2 regulations and planned LEV3 regulations in California, place ever stricter limits on particulate emissions, oxides of nitrogen and hydrocarbons for passenger and light duty trucks. These regulations require ever increasing levels of technology in engine control systems, on-board diagnostics and after treatment systems that increase the base costs of our power trains. The stringency of such evaporative emissions regulations also require more advanced materials and joints solutions to eliminate fuel evaporative losses, all for much longer warranted periods (up to 150,000 miles in the United States). While Europe and California lead the implementation of these emissions programs, other nations and states tend to follow with adoption of these regulations within a short period thereafter.

To comply with the current and future environmental laws, rules, regulations and standards, we may have to incur substantial capital expenditure and research and development expenditure, to upgrade products and manufacturing facilities, which would have an impact on our cost of production and results of operation.

Imposition of any additional taxes and levies by the Government of India designed to limit the use of automobiles could adversely affect the demand for our products and our results of operations.

Vehicle safety: Vehicles sold in Europe are subject to vehicle safety regulations established by the European Union or by individual member states. In 2009, the European Union enacted a new regulation to establish a simplified framework for vehicle safety, repealing more than 50 existing directives and replacing them with a single regulation aimed at incorporating relevant United Nations standards. Further new regulations on advanced safety systems are to be introduced. The European Commission plans to require (i) new model cars from 2011 to have electronic stability control systems; (ii) to introduce regulations relating to low-rolling resistance tires in 2013; (iii) to require tire pressure monitoring systems starting in 2012; and (iv) to require heavy vehicles to have advanced emergency braking systems and lane departure warning systems from 2013. From April 2009, the criteria for whole vehicle type approval were extended to cover all new road vehicles, to be phased in over five years depending on vehicle category. The extension clarifies the criteria applicable to small commercial vehicles.

In the United States, the National Highway Traffic Safety Administration, or NHTSA, issues federal motor vehicle safety standards covering a wide range of vehicle components and systems such as airbags, seatbelts, brakes, windshields, tires, steering columns, displays, lights, door locks, side impact protection and fuel systems. We are required to test new vehicles and equipment and assure their compliance with these standards before selling them in the United States. We are also required to recall vehicles found to have defects that present an unreasonable risk to safety or which do not conform to the required Federal Motor Vehicle Safety Standards, and to repair them without charge to the owner. The financial cost and impact on consumer confidence of such recalls can be significant depending on the repair required and the number of vehicles affected. We have no pending investigations relating to alleged safety defects or potential compliance issues before the NHTSA.

These standards add to the cost and complexity of designing and producing vehicles and equipment. In recent years the NHTSA has mandated, among other things:

•

a system for collecting information relating to vehicle performance and customer complaints, and foreign recalls to assist in the early identification of potential vehicle defects as required by the Transportation Recall Enhancement, Accountability, and Documentation Act; and

•	enhanced requirements for frontal and side impact, including a lateral pole impact.

Furthermore, the Cameron Gulbransen Kids Transportation Safety Act of 2007, or Kids and Cars Safety Act, passed into law in 2008, and requires the NHTSA to enact regulations related to rearward visibility and brake-to-shift interlock and requires the NHTSA to consider regulating the automatic reversal functions on power windows. The costs to meet these proposed regulatory requirements may be significant.

Vehicle safety regulations in Canada are similar to those in the United States. However, many other countries have vehicle regulatory requirements which differ from those in the United States. The differing requirements among various countries creates complexity and increases costs such that the development of a common product that meets the country regulatory requirements of all countries is not possible. Global Technical Regulations, developed under the auspices of the United Nations, continue to have an increasing impact on automotive safety activities, as indicated by EU legislation. In 2008, Global Technical Regulations on electronic stability control, head restraints and pedestrian protection, were adopted by the UN World Forum for the Harmonization of Vehicle Regulations, and are now in different stages of national implementation. While global harmonization is fundamentally supported by the automobile industry in order to reduce complexity, national implementation may still introduce subtle differences into the system.

At present, India is a signatory of the 1998 UNECE Agreement on Global Technical Regulations, which makes the global technical regulations alternate standards to national regulations. The transition of finalized global technical regulations into national standards remains in progress.

Export Promotion Capital Goods: Since Fiscal 1997, we have benefited from participation in the Export Promotion Capital Goods Scheme, or the EPCG Scheme, which permits us to import capital equipment under a special license at a substantially reduced customs duty. Our participation in this scheme is subject to us fulfilling an obligation to export goods manufactured or produced by the use of capital equipment imported under the EPCG Scheme to the value of a multiple of the cost plus insurance and freight value of these imports or customs duty saved over a period of 6, 8 and 12 years from the date of obtaining the special license. We currently hold 92 licenses which require us to export our products of a value of approximately Rs.71.71 billion between the years 2002 to 2019, and we carefully monitor our progress in meeting our incremental milestones. After fulfilling some of the export obligations as per provisions of Foreign Trade Policy, as on March 31, 2013 we have remaining obligations to export products of a value of approximately Rs.4.66 billion by March 2019. In the event that the export obligation under the EPCG Scheme is not fulfilled, we would have to pay the differential between the reduced and normal duty on the goods imported along with interest. In view of our past record of exceeding our export milestones, and our current plans with respect to our export markets, we do not currently foresee any impediments to meeting our export obligation in the required time frame.

Legal Proceedings

In the normal course of business, we face claims and assertions by various parties. We assess such claims and assertions and monitor the legal environment on an ongoing basis, with the assistance of external legal counsel where appropriate. We record a liability for any claims where a potential loss is probable and capable of being estimated and disclose such matters in our financial statements, if material. For potential losses which are considered reasonably possible, but not probable, we provide disclosure in the financial statements, but do not record a liability in our financial statements unless the loss becomes probable. Should any new developments arise, such as a change in law or rulings against us, we may need to make provisions in our financial statements, which could adversely impact our reported financial condition and results of operations. Furthermore, if significant claims are determined against us and we are required to pay all or a portion of the disputed amounts, there could be a material adverse effect on our business and profitability. Certain claims that are above Rs.200 million in value are described in Note 33 to our consolidated financial statements included in this annual report. Certain claims that are below Rs.200 million in value pertain to indirect taxes, labor and other civil cases. There are other claims against us which pertain to motor accident claims in India (involving vehicles that were damaged in accidents while being transferred from our manufacturing plants to regional sales offices), product liability claims and consumer complaints. Some of these cases relate to replacement of parts of vehicles and/or compensation for deficiency in services provided by us or our dealers.

In June 2011, the newly elected state government of West Bengal, or the West Bengal State Government, enacted legislation to cancel our land lease agreement entered into for the purpose of establishing a manufacturing facility for automobiles at Singur. We subsequently challenged the legal validity of the legislation. In June 2012, the High Court of Calcutta, or the Calcutta High Court, ruled against the validity of the legislation and restored our rights under the land lease agreement. The West Bengal State Government appealed to the Supreme Court of India. Proceedings at the Supreme Court are continuing as of the date of this annual report, and a hearing has been scheduled for August 13, 2013. We expect that the Calcutta High Court’s judgment, which we believe to be based on an established position of law, will be upheld.

In South Korea, our union employees had filed a lawsuit to include some elements of non-ordinary salary and bonus as part of ordinary wages. The district court ruled in favor of the union employees on January 2013 and ordered TDCV to pay the employees KRW 17.2 billion and interest, upto the period of lawsuit. We have recoded a provision of Rs.2,124 million (through March 31, 2013) in Fiscal 2013 in respect of this lawsuit. TDCV has filed an appeal against the order.

We believe that none of the contingencies, would have a material adverse effect on our financial condition, results of operations or cash flows.

C. Organizational Structure.

I. Tata Sons- Promoter and its Promoted Entities

Tata Sons holds equity interests in a range of businesses. The various companies promoted by Tata Sons, including us, are based substantially in India and had combined revenues of approximately US$96.79 billion for Fiscal 2013. The operations of Tata Sons promoted entities are highly diversified and can be categorized under seven business sectors, namely, engineering, materials, energy, chemicals, consumer products, services, communications and information systems. These companies do not constitute a “group” under Indian Law.

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

By 1970, the operations of Tata Sons promoted entities had expanded to encompass a number of major industrial and commercial enterprises including Indian Hotels Company Limited (1902), Tata Steel Limited, or Tata Steel (1907), which became the sixth largest steel maker in the world after it acquired Corus, Tata Power Company Limited (1910), Tata Chemicals Limited, or Tata chemicals (1939), which is the world’s second largest manufacturer of soda ash, and Tata Motors Limited (1945), which is among the top five medium and heavy commercial vehicle manufacturers in the world and which acquired Jaguar Land Rover in 2008. Tata Motors Limited made India’s first indigenously developed car, the Indica, in 1998, and introduced the world’s lowest-cost car, the Tata Nano in Fiscal 2010. Other Tata entities include Voltas Limited (1954), and Tata Global Beverages Ltd, or Tata Global Chemicals (1962), which is the second largest branded tea company in the world, through its UK-based subsidiary Tetley.

Tata Sons also promoted India’s first airline, Tata Airlines, which later became Air India (India’s national carrier), as well as India’s largest general insurance company, New India Assurance Company Limited, both of which were subsequently taken over by the government as part of the Government of India’s nationalization program. Tata Consultancy Services Limited, or TCS, is Asia’s leading software services provider and the first Indian software firm to exceed sales of US$4 billion. TCS has delivery centers in the United States, the United Kingdom, Hungary, Brazil, Uruguay and China, as well as India. In 1999, Tata Sons also invested in several telephone and telecommunication ventures, including acquiring a portion of the Indian Government’s equity stake in the state owned Tata Communications Limited which is one of the world’s largest wholesale voice carriers. Tata companies are building multinational businesses that will achieve growth through excellence and innovation, while balancing the interests of shareholders, employees and society.

We have for many years been a licensed user of the “Tata” brand owned by Tata Sons, and thus have both gained from the use of the Tata brand as well as helped to sustain its brand equity. Tata Sons along with the Tata Sons promoted entities instituted a corporate identity program to re-position the brand to compete in a global environment. A substantial ongoing investment and recurring expenditure is planned to develop and promote a strong, well-recognized and common brand equity, which is intended to represent for the consumer a level of quality, service and reliability associated with products and services offered by the Tata Sons promoted entities.

Each of the Tata Sons promoted consenting entities pays a subscription fee to participate in and gain from the Tata brand identity. We believe that we benefit from the association with the “Tata” brand identity and accordingly, Tata Motors Limited and certain of our subsidiaries have agreed to pay an annual subscription fee to Tata Sons which is equal to 0.15%-0.25% of annual net income (defined as net revenues exclusive of excise duties and other governmental taxes and non-operating income), subject to a ceiling of 5% of annual profit before tax (defined as profit after interest and depreciation but before income tax). In the past, Tata Sons has lowered the subscription fee, considering its requirement of outlay for activities related to brand promotion and protection. In Fiscal 2012 and 2013, Tata Motors Limited on a standalone basis paid an amount less than 0.25% of its annual net income as per Indian GAAP. Pursuant to our licensing agreement with Tata Sons, we have also undertaken certain obligations for the promotion and protection of the new Tata brand identity licensed to us under the agreement. The agreement can be terminated by written agreement between the parties, by Tata Sons upon our breach of the agreement and our failure to remedy the same, or by Tata Sons upon providing six months’ notice for reasons to be recorded in writing. The agreement can also be terminated by Tata Sons upon the occurrence of certain specified events, including liquidation.

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

A large number of the Tata Sons promoted entities hold shares in one another and some of our directors hold directorships on the boards of Tata Sons and/or Tata Sons promoted entities. However, there are no voting agreements, material supply or purchase agreements or any other relationships or agreements that have the effect of tying us together with other Tata Sons promoted entities at management, financial or operational levels. With the exception of Tata Steel, which under our Articles of Association has the right to appoint one director to the Board, Tata Sons and its subsidiaries do not have any special contractual or other power to appoint our directors or management beyond the voting power of their shareholdings in us. Except as set forth in the tables below under the heading “Subsidiaries and Affiliates” and except for approximately a 15.38% equity interest in Tata Services Ltd, a 12.47% equity interest in Tata International Limited, a 9.55% equity interest in Tata Industries Limited and a 6.67% equity interest in Tata Projects Ltd, our shareholdings in other the Tata Sons promoted entities are generally insignificant as a percentage of their respective outstanding shares or in terms of the amount of our investment or the market value of our shares of those companies.

II Tata Motors Group:

Subsidiaries and Affiliates

The subsidiaries and equity method affiliates of Tata Motors Limited that together with Tata Motors Limited form the Tata Motors Group under Indian Law as of March 31, 2013 are set forth in the chart below:-

With respect to certain subsidiaries and affiliates, where the Company has a joint venture partner, voting on certain items of business may be based on affirmative voting provisions and Board participation clauses in the relevant joint venture agreement(s).

1)	Holding of 99.59% in its newly formed subsidiary, PT Tata Motors Distribusi Indonesia, incorporated with effect from February 11, 2013.

2)	These subsidiaries are based in many countries abroad.
3)	Jaguar Land Rover PLC changed its name to Jaguar Land Rover Automotive PLC with effect from December 28, 2012.
4)	Liquidated its 71.69% holding in its Norway-based subsidiary Miljobil Grenland AS with effect from August 30, 2012.
5)	The holdings in these subsidiaries range from 72.32% to 72.52%.
6)	Holding in Tata Hispano Motors Carrocerries Maghreb subsidiary based in Morocco is 100%.
7)	Holding in its subsidiary, TDCV, is 100%.
8)	A joint venture with Chery Automobile Company Limited incorporated with effect from November 16, 2012.
9)	Is an affiliate of TTL.
10)	Telco Construction Equipment Co. Ltd. changed its name to Tata Hitachi Construction Machinery Company Limited with effect from November 23, 2012. The holdings in these affiliates ranges from 18.14% to 39.99%.
11)	Out of the 9 subsidiaries, 4 are presently in the process of liquidation and out of the 7 affiliates, 2 are currently in the process of liquidation. The holdings in these affiliates range from 15.80% to 31.61%.

D. Property, Plants and Equipment.

Facilities: We operate six principal automotive manufacturing facilities in India. The first facility was established in 1945 at Jamshedpur in the State of Jharkhand in eastern India. We commenced construction of the second facility in 1966 (with production commencing in 1976) at Pune, in the State of Maharashtra in western India, the third facility in 1985 (with production commencing in 1992) at Lucknow, in the State of Uttar Pradesh in northern India, the fourth at Pantnagar in the State of Uttarakhand, India, which commenced operations in Fiscal 2008, the fifth at Sanand in Gujarat in western India for manufacturing of the Nano, which commenced operations in June 2010, and the sixth plant for manufacturing Tata Marcopolo buses under our joint venture with Marcopolo and LCV’s at Dharwad in Karnataka (which buses are also produced at Lucknow). The Jamshedpur, Pune, Sanand, Pantnagar and Lucknow manufacturing facilities have been accredited with ISO/TS 16949:2000(E) certification.

The manufacturing facilities of TDCV are based in Gunsan, South Korea. TDCV has received the ISO/TS 16949 certification, an international quality systems specification given by SGS UK Ltd., an International Automotive Task Force, or IATF, accredited certification body. It is the first South Korean automobile original equipment manufacturer to be awarded an ISO/TS 16949 certification.

Fiat India Automobiles Limited, our joint venture with Fiat Group, has its manufacturing facility located in Ranjangaon, Maharashtra. The plant is used for manufacturing Tata and Fiat branded cars and engines, and transmissions for use by both partners.

Tata Motors (Thailand) Limited is our joint venture with Thonburi, and has a manufacturing facility located in Samutprakarn province, Thailand. The facility is used for the manufacture and assembly of pickup trucks.

Our 100% equity interest in Hispano provides us with access to two manufacturing units, one in Spain and another in Morocco.

Following our acquisition of Jaguar Land Rover, we currently operate three principal automotive manufacturing facilities in the United Kingdom at Solihull, Castle Bromwich, and Halewood and have two product development facilities in the United Kingdom at Gaydon and Whitley. Most of these facilities are owned as freehold estates or are held through long-term leaseholds, generally with nominal rents. A new advanced engine facility is being established at Wolverhampton in the United Kingdom’s Midlands area to manufacture low-emission engines.

Jaguar Land Rover and Chery Automobile intend to accelerate plans to build a joint venture manufacturing plant for the Chery Jaguar Land Rover Automotive Co. Limited joint venture in Changshu, near Shanghai, as part of a RMB 10.9 billion investment that will also include a new research and development center and engine production facility. The two companies plan to complete the Changshu facility in Jiangsu province in 2014. Construction of a new engine plant for production of fuel efficient engines is also contemplated under the joint venture agreement.

Jaguar Land Rover’s new Engine Manufacturing Centre in the UK is essential to support the Company’s long-term strategic growth plans and will be the home for a new generation of technologically advanced, lightweight 4-cylinder low emission diesel and gasoline engines. Reinforcing Jaguar Land Rover’s commitment to manufacturing and innovation in the United Kingdom, we will increase its investment in the facility to in excess of GBP 500 million from GBP 355 million. This will almost double the number of highly skilled engineering and manufacturing jobs at the plant, taking the total number of people who will be employed at the site to almost 1,400. The facility is the first in the Jaguar Land Rover’s history to be entirely designed and specified by Jaguar Land Rover. With an area of almost 100,000 square meters, the plant will include an engine testing center alongside the manufacturing and assembly halls.

The facility will endeavor to meet the highest standards of sustainable production and will feature a variety of energy efficiency technologies. The new Engine Manufacturing Centre is expected to open later this year with the first engines expected to be produced in 2015.

TMSA, our joint venture with Tata Africa Holdings (SA) (Pty.) Limited for the manufacture and assembly operations of our LCVs and M&HCVs in South Africa, owns and operates a manufacturing facility located in Rosslyn, South Africa.

Description of environmental issues that may affect the Company’s utilization of facilities:

Tata Motors Limited:

As with other participants in the automobile industry around the world, we are exposed to regulatory risks related to climate change. The design and development of fuel efficient vehicles and vehicles running on alternative renewable energy have become a priority as a result of fossil fuel scarcity escalating price and growing awareness about energy efficiency among customers.

We have adopted the Tata Group Climate Change Policy which addresses key climate change issues related to products, processes and services. We are committed to reduction of greenhouse gases emissions throughout the lifecycle of our products and development of fuel efficient and low greenhouse gas emitting vehicles, as an integral part of our product development and manufacturing strategy.

Considering the climate change risk, we are actively involved in partnerships with technology providers to embrace energy efficient technologies not only for products but also for processes and are also participating actively in various national committees in India, which are working on formulating policies and regulations for improvement of the environment, including through reduction of greenhouse gases.

India, as a party to the United Nations Framework Convention on Climate Change, 1992 and its Kyoto Protocol, 1997, has been committed to addressing the global problem on the basis of the principle of “common but differentiated responsibilities and respective capabilities” of the member parties. At present, there are no legally binding targets for greenhouse gas reductions for India as it is a developing country. There are, however, opportunities for minimizing energy consumption through elimination of energy losses during manufacturing, thereby reducing manufacturing costs and increasing productivity.

In order to manage regulatory and general risks of climate change, we are increasingly investing in the design and development of fuel efficient and alternative energy vehicles, in addition to implementing new advanced technologies to increase efficiency of our internal combustion engines. We have manufactured CNG versions of buses, LCVs, and the ACE Xenon, as well as an LPG version of the Indica passenger vehicle.

In September 2010, Tata Motors Limited presented CNG-Electric hybrid low-floor Starbuses to the Delhi Transport Corporation. This was the first time in India that hybrid buses would be used for public transportation. The Tata hybrid Starbus offers substantial improvements in fuel economy compared to a conventional bus. The usage of this technology leads to lower emissions thereby contributing to cleaner air and a greener, more environment-friendly commercial passenger transportation application. Furthermore, we have developed a fuel cell powered bus which will undergo road trials shortly.

Moreover, we are using refrigerants such as R134A in our products in order to minimize our contribution towards greenhouse gas emissions. We also ensure that no refrigerant is released to atmosphere during any service, repair and maintenance of the air-conditioning systems of our vehicles by first recovering the refrigerant charge before the system is serviced and recharged. In addition, since 2009, we have voluntarily disclosed fuel efficiency information for our passenger vehicles in India in accordance with a decision by SIAM. We are also continually in the process of developing products to meet the current and future emission norms in India and other countries. For example, we offer products which meet the BS III and BS IV norms in India and Euro V norms in International markets.

We also strive to increase the proportion of energy sourced from renewables. As one of our prime objectives, we have incorporated environmentally sound practices in our processes, products and services. Our manufacturing facilities at Pune, Jamshedpur, Lucknow, Sanand, Dharwad and Pantnagar in India, each have an Environmental Management System, or EMS, in place and have achieved ISO-14001 certification. We have been implementing various Environment Management Programs, or EMPs, on energy conservation such as reduction in electricity and fuel consumption with resulting reductions in greenhouse gas emissions. We are actively working towards a shift to gas fuels to meet process heat requirements.

Jaguar Land Rover:

Our production facilities are subject to a wide range of environmental, health and safety requirements. These requirements address, among other things, air emissions, wastewater discharges, accidental releases into the environment, human exposure to hazardous materials, the storage, treatment, transportation and disposal of wastes and hazardous materials, the investigation and clean up of contamination, process safety and the maintenance of safe conditions in the workplace. Many of our operations require permits and controls to monitor or prevent pollution. We have incurred, and will continue to incur, substantial ongoing capital and operating expenditures to ensure compliance with current and future environmental, health and safety laws and regulations or their more stringent enforcement. Other environmental, health and safety laws and regulations could impose restrictions or onerous conditions on the availability or the use of raw materials the Company needs for our manufacturing process.

Our manufacturing process results in the emission of greenhouse gases such as carbon dioxide. The EU Emissions Trading Scheme, an EU-wide system in which allowances to emit greenhouse gases are issued and traded, is anticipated to cover more industrial facilities and become progressively more stringent over time, including by reducing the number of allowances that will be allocated free of cost to manufacturing facilities. In addition, a number of further legislative and regulatory measures to address greenhouse gas emissions, including national laws and the Kyoto Protocol, 1997 are in various phases of discussion or implementation. These measures could result in increased costs to: (i) operate and maintain our production facilities; (ii) install new emissions controls; (iii) purchase or otherwise obtain allowances to emit greenhouse gases; and (iv) administer and manage the Company’s greenhouse gas emissions program.

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

Production Capacity:

The following table shows our production capacity as of March 31, 2013 and production levels by plant and product type in Fiscal 2013 and 2012:

	Fiscal Year ended March 31,
	Production Capacity	Production (Units)
		2013	2012
Tata Motors Plants in India*
Medium and Heavy Commercial Vehicles, Light Commercial Vehicles, Utility Vehicles, Passenger Cars,	1,623,000	773,238	877,809
Jaguar Land Rover**
Utility Vehicles, Passenger Cars	514,000	385,787	320,882
Other Subsidiary companies plants (excluding Jaguar Land Rover)***
Medium & Heavy Commercial Vehicles, Buses & bus body and Pick-up trucks	59,088	28,272	27,843

*	This refers to estimated production capacity on a double shift basis for all plants (except Uttarakhand plant for which capacity is on three shift basis) for manufacture of vehicles and replacement parts.
**	Production capacity is on three shift basis.
***	The plants are located in South Korea, Spain, Morocco, South Africa and Thailand. Production capacity of plants at Spain and Morocco are on single shift basis

Properties:

We produce vehicles and related components and carry out other businesses through various manufacturing facilities. In addition to our manufacturing facilities, our properties include sales offices and other sales facilities in major cities, repair service facilities and research and development facilities.

The following table sets forth information, with respect to our principal facilities, a substantial portion of which are owned by us as of March 31, 2013. The remaining facilities are on leased premises.

Location	Facility or Subsidiary Name	Principal Products or Functions
India
In the State of Maharashtra
Pune (Pimpri, Chinchwad, Chikhali(1), Maval)	Tata Motors Ltd.	Automotive vehicles, components & Research & Development
Pune (Chinchwad)	TAL Manufacturing Solutions Ltd.	Factory automation equipment and services
Pune (Hinjewadi)(1)	Tata Technologies Ltd.	Software consultancy and services
Mumbai, Pune	Tata Motors Ltd./Concorde Motors (India) Ltd./Tata Motors Finance Ltd.	Automobile sales & service and vehicle financing
Nagpur(1)	TAL Manufacturing Solutions Ltd.	Production of Advanced Composite Floor Beams including machining of metal fittings for Boeing 787 Dreamliner
In the State of Jharkhand
Jamshedpur	Tata Motors Ltd.	Automotive vehicles, components & R&D
Jamshedpur	TML Drivelines Ltd.	Axles and transmissions for M&HCVs
In the State of Uttar Pradesh
Lucknow(1)	Tata Motors Ltd.	Automotive vehicles/ parts & R&D
	Tata Marcopolo Motors Ltd.	Bus Bodies
In the State of Karnataka
Dharwad	Tata Motors Ltd.	Automotive vehicles & Components, Spare parts and warehousing
	Tata Marcopolo Motors Ltd.	Bus body manufacturing
Bangalore(2)	Concorde Motors (India) Ltd.	Automobile sales and service
In the State of Uttarakhand
Pantnagar(1)	Tata Motors Ltd.	Automotive vehicles & components
In the State of Gujarat
Sanand	Tata Motors Ltd.	Automotive vehicles & components
Rest of India
Hyderabad(2) & Chennai(1)	Concorde Motors (India) Ltd.	Automobile sales and service
Cochin, Delhi	Concorde Motors (India) Ltd	Automobile sales and service
Various other properties in India	Tata Motors Ltd./Tata Motors Finance Ltd.	Vehicle financing business (office/ residential)
Outside India
Singapore	Tata Technologies Pte Ltd	Software consultancy and services
Republic of Korea	Tata Daewoo Commercial Vehicle Co. Ltd.	Automotive vehicles, Components and Research & Development
Thailand	Tata Motors (Thailand) Ltd.	Pick-up trucks
	Tata Technologies (Thailand) Ltd.	Software consultancy and services
United Kingdom	Tata Motors European Technical Centre	Engineering consultancy and services
	INCAT International PLC & Tata Technologies Europe Ltd.	Software consultancy and services
United Kingdom
- Solihull	Jaguar Land Rover	Automotive vehicles & components
- Castle Bromwich	Jaguar Land Rover	Automotive vehicles & components
- Halewood	Jaguar Land Rover	Automotive vehicles & components
- Gaydon	Jaguar Land Rover	Research & Product Development
- Whitley	Jaguar Land Rover	Headquarters and Research & Product Development
Spain	Tata Hispano Motors Carrocera S.A.	Bus Body Manufacturing and service
Morocco	Tata Hispano Motors Carrocerries Maghreb.	Bus Body Manufacturing and service
South Africa	Tata Motors (SA) (Proprietary)	Manufacture and assembly operations of vehicles
Rest of the world	Tata Technologies Group of Companies	Software consultancy and services
	Jaguar Land Rover	National sales companies
Regional sales offices

Notes:

(1)	Land at each of these locations is held under an operating lease.
(2)	Some of the facilities are held under operating lease and some are owned.

Substantially all of our owned properties are subject to mortgages in favor of secured lenders and debenture trustees for the benefit of secured debenture holders. A significant portion of our property, plant and equipment except those in the United Kingdom, is pledged as collateral securing indebtedness incurred by us. We believe that there are no material environmental issues that may affect our utilization of these assets.

We have additional property interests in various locations around the world for limited manufacturing, sales offices, and dealer training and testing. The majority of these are housed within leased premises.

Capital work in progress, as at March 31, 2013 includes building of Rs.3,098.8 million on leased land located in the State of West Bengal in India for the purposes of manufacturing automobiles. As a result of the decision to relocate and construct a similar manufacturing facility at, another location, the management was in the process of evaluating several options, under all of which no adjustments to the carrying amount of the buildings was considered necessary. In June 2011, the newly elected Government of West Bengal (referred to as “State Government”) enacted legislation to cancel the land lease agreement.

The Company challenged the legal validity of the legislation. In June 2012, the High Court of Calcutta (referred to as the “High Court”) ruled against the validity of the legislation and restored the Company’s rights under the land lease agreement. The State Government has filed an appeal in the Supreme Court of India. As of the date of the authorization of the financial statements, the Supreme Court has not concluded on the State Government appeal.

The Company reasonably expects that the High Courts’ judgment, based on established law, will be upheld by the Supreme Court. For further details regarding the current legal proceedings with respect to the leased land please refer to Item 4.B “— Business Overview — Legal Proceedings” of this annual report.

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

Overview

In Fiscal 2013, our total revenue (net of excise duties) including finance revenues increased by 13.5% to Rs.1,889,860 million from Rs.1,664,853 million in Fiscal 2012. We recorded a net income (attributable to shareholders of the Company) of Rs.88,697 million in Fiscal 2013, representing a decline of 23.3% or Rs.26,962 million over net income in Fiscal 2012 of Rs.115,659 million.

Automotive operations

Automotive operations are our most significant segment, accounting for 99.4%, 99.4 % and 99.3% of our total revenues for Fiscal 2013, 2012, and 2011, respectively. For Fiscal 2013, revenue from automotive operations before inter-segment eliminations was Rs.1,878,571 million as compared to Rs.1,654,903 million for Fiscal 2012 and Rs.1,223,547million for Fiscal 2011.

Our automotive operations include:

•	All activities relating to the development, design, manufacture, assembly and sale of vehicles as well as related spare parts and accessories;

•	Distribution and service of vehicles; and

•	Financing of our vehicles in certain markets.

Our automotive operations segment is further divided into Tata and other brand vehicles including spares and financing thereof and the Jaguar Land Rover business. For Fiscal 2013, Jaguar Land Rover contributed 72.7% (63.1% for Fiscal 2012) of our total automotive revenue (before intra segment elimination) and the remaining 27.3% (36.9% or Fiscal 2012) was contributed by Tata and other brand vehicles.

Tata and other brands vehicles (including spares and financing thereof)

India is the major market for Tata and other brand vehicles (including spares and financing thereof). During Fiscal 2013, there was a significant deterioration in terms of macro-economic factors leading to volume contraction and competitive pressures across all major products.

The Indian economy continued to deteriorate in Fiscal 2013, recording a lower GDP growth of 5%, compared to 6.2% for Fiscal 2012 (based on data from the Ministry of Statistics and Programme Implementation). In Fiscal 2011, the inflationary pressures started mounting and the RBI started tightening monetary policy, which impacted growth. During Fiscal 2013, the moderation in growth was primarily attributable to weakness in industry. Furthermore, as the pace of growth started slowing down, government revenues started shrinking, exposing the economy to a higher fiscal deficit. The current account deficit also widened. Beginning in Fiscal 2012, corporate and infrastructure investment started slowing down mainly due to investment bottlenecks and tight monetary policy. Government expenditure on infrastructure and other key sectors declined. With the continued high interest rates and inflation, households were forced to spend more on essentials and discretionary spending was reduced, leading to the deferral of significant purchase decisions. The continued stagnation of industrial growth mainly in the areas of mining and quarrying, and manufacturing and infrastructure, adversely impacted the domestic auto industry. As a result, as compared to prior years, the domestic auto industry recorded an insignificant growth on an overall basis.

Sales of our commercial vehicles in India increased marginally by 1.0% to 536,491 units in Fiscal 2013 from 531,228 units in Fiscal 2012. The demand in the M&HCV category fell by 23.3% from Fiscal 2012, due to lower industrial growth and a significant reduction in infrastructure spending. However, the LCV category grew by 17.9% in Fiscal 2013, largely supported by demand for small commercial vehicles driven by certain niche segments. We also improved LCV volume performance in the pickup truck segment realizing sales of 393,726 units, an increase of 21.5% over 324,069 units sold in Fiscal 2012. Sales of the Tata Ace continued to increase year-on-year.

We launched several products and variants in the M&HCV category in Fiscal 2013, one of which was the first in class five axle rigid truck, the LPT 3723. The new generation LCV Ultra bus was launched during Fiscal 2013. A micro-segmentation effort was used to further grow market share in key markets.

Our passenger vehicle (including UV) sales in India decreased to 219,190 units in Fiscal 2013 from 347,323 units in Fiscal 2012. Domestic passenger vehicle sales were impacted by rising interest rates, fuel price hikes, inflationary pressures and intense competition. We sold 48,123 Nano cars in Fiscal 2013, a decrease of 37.8% over 77,394 units in Fiscal 2012. We have taken many initiatives to generate demand for the Nano, through Special Nano Access Points and ensuring availability of finance. We continue to offer products in the entry level, mid-size sedan market, through a portfolio including the original Indigo, the Indigo eCS, the Indigo Manza and the Indigo Manza club class. Our sales in the mid-size category reduced in Fiscal 2013, as competition severely intensified with multiple new launches from other players in this segment.

In the UV category, we sold 46,366 units in Fiscal 2013, representing a decrease of 16.6% from 55,592 units in Fiscal 2012. The decrease was mainly due to absence of appropriate products in the fast growing soft road UV segment, although this category of the automotive industry in India grew by 51.5% in Fiscal 2013.

Our overall sales in international markets decreased by 16.2% to 64,242 units in Fiscal 2013, as compared to 76,682 units in Fiscal 2012. Our exports of vehicles manufactured in India decreased by 22.1% in Fiscal 2013 to 48,145 units from 61,835 units in Fiscal 2012. The decrease in exports was attributable to the recent unrest in the Middle East and parts of Africa. For Tata Motors, traditionally strong markets in South Asia, such as Bangladesh, also were affected by internal conflict and unrest. Regulatory changes in certain other key markets, such as Sri Lanka, where the duties and taxes increased by approximately 20% to 100% depending on the type of product, introduced by the Sri Lankan Government to curb the imports, also affected our sales.

TDCV, our subsidiary company engaged in design, development and manufacturing of M&HCVs, recorded a 5% increase in its overall vehicle sales to 9,974 units in Fiscal 2013, from 9,500 units in Fiscal 2012. TDCV exported 4,700 units in Fiscal 2013, compared to 2,948 units in Fiscal 2012, an increase of 59.4%. TDCV’s sales increased significantly in some of its traditional export markets like Algeria, Russia, Laos, South Africa, and Vietnam. TDCV has also commenced offering its products in some new markets like Indonesia, Ecuador, and Ghana with a view to diversify its market. In the South Korean market, TDCV’s sales decreased by 17.6% from 6,552 units in Fiscal 2012 to 5,400 units in Fiscal 2013, primarily as a result of a slowdown in the South Korean economy.

Our overall vehicle sales decreased by 14.2% to 819,923 units in Fiscal 2013 from 955,233 units in Fiscal 2012, resulting in a revenue (before inter-segment elimination) decrease of 15.9% to Rs.513,817 million in Fiscal 2013, compared to Rs.611,048 million in Fiscal 2012. The decrease was mainly attributable to significant reduction in volumes on account of adverse economic factors in India and further accentuated by intense competitive pressures.

There was an increase in spares and after sales activity by 10.2% to Rs.38,802 million in Fiscal 2013, compared to Rs.35,221 million in Fiscal 2012.

Revenue from our vehicle financing operations increased by 23.3% to Rs.30,013 million in Fiscal 2013 as compared to Rs.24,340 million in Fiscal 2012. In response to significant competitive pressures, we focused on market penetration, resulting in volume growth of Rs.3,789 million. Revenues from our vehicle financing operations were also favorably impacted by increasing interest rates.

Earnings before other income, interest and tax before inter-segment eliminations from Tata and other brand vehicles/spares and financing thereof decreased by 73.8% to Rs.10,701 million in Fiscal 2013, compared to Rs.40,884 million in Fiscal 2012. Our reduced profitability was mainly a consequence of lower operating margins resulting from the decrease in revenues and the incurrence of fixed costs which were spread over lower volumes. Further, there was an increase in depreciation expense as a result of additions to plant / facility in recent years, and in amortization expense in respect of new products launched.

Automotive operations - Jaguar Land Rover

Jaguar Land Rover had a successful year of continued growth in all markets, including 48% year on year growth in China retail sales. Jaguar Land Rover also significantly improved sales in more developed economies, where, despite uncertain trading conditions, it has increased volumes in all major markets. The volume growth has been driven by a full year of Range Rover Evoque sales, new Jaguar product lines and increasing sales of our existing models.

Retail volumes in Fiscal 2013 were 374,636 units, an increase of 22% compared to the prior year. Retail volumes were 58,593 units for Jaguar and 316,043 units for Land Rover, growth of 8% and 26%, respectively. Retail volumes in Europe were 80,994, a 18% increase on the prior year. Retail volumes in the United Kingdom were 72,270 units, a 20% increase on the prior year, while the North American retail volumes were 62,959, representing an increase of 9%. Retail volumes in key growth markets increased significantly, with China retail volumes of 77,075, a 48% increase, with Asia Pacific of 17,849, a 27% increase and with other markets of 63,489, a 19% increase, respectively, compared to the previous year.

Wholesale volumes for Jaguar in Fiscal 2013 were 57,766 units, representing an increase of 7.0% as compared to 53,990 units sold in Fiscal 2012. Wholesale volumes for Land Rover in Fiscal 2013 were 314,290 units, representing an increase of 20.8% over sales of 260,260 units in Fiscal 2012.

Revenues (before inter-segment eliminations) for Jaguar Land Rover were Rs.1,365,620 million for Fiscal 2013, compared to Rs.1,044,533 million for Fiscal 2012, representing a 30.7% increase over Fiscal 2012. The increase was primarily driven by demand for both brands as well as a strong product and market mix, supported by favourable exchange rates. The revenues were also positively impacted by translation gain, of approximately Rs.140,655 million.

For Fiscal 2013, the Jaguar Land Rover business reported earnings before other income, interest and tax before inter-segment eliminations of Rs.150,687 million, as compared to Rs.118,895 million for Fiscal 2012, representing an increase of 26.7% over Fiscal 2012. The improvement in profitability was mainly attributable to an increase in volumes, introduction of the new Range Rover, a full year of the Range Rover Evoque and the new variants of the Jaguar XF as well as the continued strength of the Range Rover Sport. Further, the performance was also supported by the positive impact of the continuing strength of the US dollar against the GBP and the Euro, improving its revenues against the backdrop of a largely GBP and Euro cost base. The reported earnings before other income, interest and tax also have an element of foreign currency translation gain.

Other Operations

Our other operations business segment includes information technology services and machine tools and factory automation solutions. Our revenue from other operations before inter-segment eliminations was Rs.22,179 million in Fiscal 2013, an increase of 17.3% from Rs.18,905 million in Fiscal 2012. Revenues from other operations represented 1.2%, 1.1% and 1.2% of our total revenues, before inter-segment eliminations, in Fiscal 2013, 2012 and 2011, respectively. Earnings before other income, interest and tax before inter-segment eliminations, were Rs.3,294 million, Rs.2,443 million and Rs.1,487 million in Fiscal 2013, 2012 and 2011, respectively.

Geographical breakdown

We have pursued a strategy of increasing exports of Tata and other brand vehicles to new and existing markets. Improved market sentiment and a strong portfolio of Jaguar Land Rover products during Fiscal 2013, have enabled us to increase our share in international markets. Further, Jaguar Land Rover also experienced a change in market mix, in particular the continued strengthening of business in China, which is our second largest single market, after India. The performance of our subsidiary in South Korea, TDCV, and successful operations of INCAT and its subsidiaries following acquisitions by TTL, facilitated further increase in our revenue from international markets. TDCV’s major export markets are Algeria, Russia, Vietnam, South Africa and countries in the Middle East. Following the acquisition of the Jaguar Land Rover business in Fiscal 2009, the proportion of our net sales earned from markets outside of India has increased significantly to 76.1% and 66.8% for Fiscal 2013 and Fiscal 2012, respectively.

The following table sets forth our revenue from our key geographical markets:

	Fiscal 2013		Fiscal 2012		Fiscal 2011
Revenue	Rs. in million	Percentage	Rs. in million	Percentage	Rs. in million	Percentage
India	451,652	23.9%	552,513	33.2%	464,676	37.7%
China	445,645	23.6%	296,923	17.8%	116,459	9.4%
United Kingdom	224,604	11.9%	179,866	10.8%	136,906	11.1%
United States of America	189,007	10.0%	157,855	9.5%	147,428	12.0%
Rest of Europe	220,489	11.7%	190,057	11.4%	150,148	12.2%
Rest of the World	358,464	18.9%	287,640	17.3%	216,517	17.6%

Total	1,889,860		1,664,853		1,232,134

Rest of Europe is geographic Europe excluding United Kingdom. Rest of the World is any region not included above.

Significant Factors Influencing Our Results of Operations.

Our results of operations are dependent on a number of factors, which include mainly the following:

•

General economic conditions. We, similar to other participants in the automotive industry, are materially affected by general economic conditions. See Item 3.D “— Risk Factors — Risks associated with Our Business and the Automotive Industry”.

•

Interest rates and availability of credit for vehicle purchases. Our volumes are significantly dependent on availability of vehicle financing arrangements and the cost thereof. For further discussion of our credit support programs, see Item 4.B “— Business Overview — Automotive Operations”.

•

Excise duty and sales tax rates. In India the excise / sales tax rate structure affects the cost of vehicles to the end user and hence impacts demand significantly. For a detailed discussion regarding tax rates applicable to us, please see Item 4.B “—Business Overview — Government Regulations — Excise Duty”.

•

Our competitive position in the market. For a detailed discussion regarding our competitive position, see Item 4.B “— Business Overview — Automotive Operations — Tata and other brand vehicles — Competition”.

•	Cyclicality. Our results of operations are also dependent on the cyclicality in demand in the automotive market, new government and environmental regulations.

•

Environmental Regulations. There has been a greater emphasis on raising emission and safety standards for the automobile industry by governments in the various countries in which we operate. Compliance with applicable environmental and safety laws, rules, regulations and standards will have a significant bearing on costs and product life cycles in the automotive industry. For further details with respect to these regulations, please see Item 4.B “— Business Overview — Government Regulations — Emission and Safety in India”.

•

Foreign Currency Rates. Our operations and our financial position are quite sensitive to fluctuations in foreign currency rates. Jaguar Land Rover earns significant revenue in the United States, Europe and China and also sources a significant portion of its input material from Europe. Thus any exchange rate fluctuations of GBP to Euro, GBP to US dollars and GBP to other currencies would affect our financial results. We have significant borrowings in foreign currencies denominated mainly in US dollars. Our consolidated financial results are affected by foreign currency exchange fluctuations through both translation risk and transaction risk. Changes in foreign currency exchange rates may positively or negatively affect our revenues, results of operations and net income.

•

To the extent that our financial results for a particular period will be affected by changes in the prevailing exchange rates at the end of the period, such fluctuations may have a substantial impact on comparisons with prior periods. However, the translation effect is a reporting consideration and does not impact our underlying results of operations.

•

Transaction risk is the risk that the currency structure of our costs and liabilities will deviate from the currency structure of sales proceeds and assets. However, we enter into hedging instruments to mitigate some of these transaction risks. These instruments enable us to reduce, but not eliminate, the impact of fluctuations in foreign currency exchange rates. Please see Item 11 “— Quantitative and Qualitative Disclosures About Market Risk” for further detail.

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

Results of operations

The following table sets forth selected items from our consolidated statements of income for the periods indicated and shows these items as a percentage of total revenues:

	Percentage of Total Revenue						Percentage Change
	Fiscal 2013		Fiscal 2012		Fiscal 2011		2012 to 2013	2011 to 2012
Total revenues	100%		100%		100%		13.5	35.1
Raw materials and purchase of product for sale (including change in stock)	63.8		66.1		64.6		9.6	38.2
Employee cost	8.8		7.3		7.5		36.0	32.4
Other expenses	20.2		18.6		18.9		23.5	33.2
Depreciation and amortization	3.9		3.3		3.5		35.4	25.3
Expenditure capitalized	-5.4		-5.0		-4.7		23.3	43.9
Other (income)/ loss (net)	-0.6		-0.6		0.7		27.8	214.5
Interest income	-0.4		-0.3		-0.3		43.0	47.9
Interest expense (net)	2.2		2.3		3.0		6.4	3.9
Foreign exchange (gain) / loss (net)	0.8		0.7		-0.3		40.2	-461.0
Impairment in equity accounted investees	—		0.3		—		-100.0	100.0
Share of (profit) / loss of equity accounted investees	-0.1		—	*	—	*	-593.7	-23.4
Net income before tax	6.8		7.3		7.1		6.3	40.0
Income tax expense	-2.1		0.3		1.0		732.6	-63.2
Net income	4.7		7.0		6.1		-23.1	57.9
Net income attributable to shareholders of Tata Motors Limited	4.7		7.0		6.1		-23.3	57.6
Net income attributable to non-controlling interests	—	*	—	*	—	*	13.4	125.2

*	Less than 0.1

The following table sets forth selected data regarding our automotive operations (Tata and other brand vehicles including financing thereof and Jaguar Land Rover) for the periods indicated and the percentage change from period to period (before inter-segment eliminations).

				Percentage Change
	Fiscal 2013	Fiscal 2012	Fiscal 2011	2012 to 2013	2011 to 2012
Total Revenues (Rs. million)	1,878,571	1,654,903	1,223,547	13.5	35.3
Earnings before other income, interest and tax (Rs. million)	161,388	159,779	124,419	1.0	28.4
Earnings before other income, interest and tax (% to total revenue)	8.6%	9.7%	10.2%

The following table sets forth selected data regarding our other operations for the periods indicated and the percentage change from period to period (before inter-segment eliminations).

				Percentage Change
	Fiscal 2013	Fiscal 2012	Fiscal 2011	2012 to 2013	2011 to 2012
Total revenues (Rs. million)	22,179	18,905	14,916	17.3	26.7
Earnings before other income, interest and tax (Rs. million)	3,294	2,443	1,487	34.8	64.3
Earnings before other income, interest and tax (% to total revenue)	14.9%	12.9%	10.0%

Fiscal 2013 Compared to Fiscal 2012

Revenues

Our total consolidated revenues (net of excise duty, where applicable) including finance revenues were Rs.1,889,860 million in Fiscal 2013, an increase of Rs.225,007 million or 13.5%, from Rs.1,664,853 million in Fiscal 2012.

The increase in revenues was primarily driven by our Jaguar Land Rover business, where revenues increased by 30.7%, from Rs.1,044,533 million in Fiscal 2012 to Rs.1,365,620 million in Fiscal 2013. The increase in revenues was primarily a result of volume increases across products and markets. The revenues also reflect an increase on account of currency translation from GBP to INR of Rs.140,655 million. Rs.150,630 million, or 14.4% of the aggregate increase in revenues of Rs.180,432 million (excluding translation impact) was mainly attributable to an increase in sales of the Range Rover Evoque from 59,948 units in Fiscal 2012 to 115,529 units in Fiscal 2013.

The increase in revenues at our Jaguar Land Rover business was partly offset by a decrease in revenue for Tata and other brand vehicles including financing thereof by 15.9% from Rs.611,048 million in Fiscal 2012, to Rs.513,817 million in Fiscal 2013. The decrease was mainly due to challenging market conditions and competition. In particular, the decrease in revenues resulted from a significant reduction in the vehicle sales volumes in several vehicle categories, including M&HCV in India, which decreased from Rs.246,079 to Rs.168,363 million and passenger cars, which decreased by 37.8% from Rs.81,330 million to Rs.50,551 million.

The above decrease in revenues was offset by:

•	an increase in finance revenue by 23.3% from Fiscal 2012, which resulted from increased volume of financing.

•	an increase in spares sales activity by 10.2% from Fiscal 2012

•

an increase in vehicle sales in LCV category, in India by 17.6% from Rs.95,805 million in Fiscal 2012 to Rs.112,631 million in Fiscal 2013, which was largely supported by demand for small commercial vehicles driven by certain niche segments and our market penetration.

•

an increase in vehicle sales of TDCV by 24.1% from Rs.29,808 million in Fiscal 2012 to Rs.36,992 million in Fiscal 2013, primarily as a result of significant sales increase in some of the Company’s traditional export markets like Algeria, Russia, Laos, South Africa, and Vietnam. TDCV has also commenced introducing its products in some new markets like Indonesia, Ecuador, and Ghana with a view to diversify its market.

Revenues (net of excise duty, where applicable) before inter-segment eliminations, from other operations were Rs.22,179 million in Fiscal 2013, an increase of 17.3% from Rs.18,905 million in Fiscal 2012. The increase in revenues from other operations was mainly attributable to traction in the automotive and aerospace markets. Revenues from other operations represent 1.2% and 1.1% of our total revenues, before inter-segment eliminations, in Fiscal 2013 and 2012, respectively.

Cost and Expenses

Raw Materials and Purchase of Products for Sale (including change in stock): Raw material costs for Fiscal 2013 were Rs.1,206,250 million compared to Rs.1,100,477 million in Fiscal 2012, reflecting an increase of 9.6%, or Rs.105,773 million, from Fiscal 2012. The increase in raw material costs was mainly attributable to an increase volumes at our Jaguar Land Rover business as further discussed below. The increase was also partially attributable to the effect of currency translation from GBP to Indian rupees, which resulted in an increase of Rs.88,851 million. This was partly offset by decrease at our India operations, due to reduction in volumes. Raw material costs as a percentage of revenues (excluding finance revenues) decreased to 64.9% in Fiscal 2013 as compared to 67.1% in Fiscal 2012.

At our Jaguar Land Rover operations, raw material costs for Fiscal 2013 were Rs.850,372 million compared to Rs.671,043 million in Fiscal 2012, reflecting an increase of Rs.179,329 million from Fiscal 2012 (net of translation increase of Rs.90,478 million). The raw material cost as a percentage of revenues decreased to 62.8% in Fiscal 2013, as compared to 64.6% in Fiscal 2012. The raw material cost increased by GBP 896 million (Rs.77,081 million) due to increase in volume and increase in duties by GBP 213 million (Rs.18,314 million) mainly due to increase in sales to China by 32.7%. The decrease in material cost as a percentage to revenue was mainly due to cost reduction programs undertaken by Jaguar land Rover of approximately GBP 117 million (Rs.10,060 million) and positive movement of foreign currency rates applicable for sourcing countries of GBP 185 million (Rs.15,907 million).

At our India operations, raw material costs for Fiscal 2013 were Rs.329,621 million compared to Rs.397,023 million in Fiscal 2012, reflecting a decrease of Rs.67,402 million from Fiscal 2012. The reduction represent volume impact of M&HCV Rs.56,419 million and passenger cars by Rs.27,882 million. This was partly offset by increase in volumes of LCV by Rs.13,273 million. The raw material cost as a percentage of revenues increased to 73.5% in Fiscal 2013, as compared to 72.7% in Fiscal 2012 (before inter-segment eliminations). The percentage increase was due to change in proportion of products – lower M&HCV volumes (high contribution models) and higher LCVs (low contribution models).

Employee Cost: Our employee cost was Rs.166,038 million in Fiscal 2013, as compared to Rs.122,130 million in Fiscal 2012 and has gone up by 36.0% or Rs.43,908 million. Our permanent headcount increased by 7% as at March 31, 2013 to 62,716 employees, as compared to 58,618 employees as at March 31, 2012.

The employee cost at Jaguar land Rover was Rs.114,591 million in Fiscal 2013, as compared to Rs.77,813 million in Fiscal 2012, which reflects an increase of 47.3% or Rs.36,778 million. This includes currency translation of Rs.12,379 million. The employee cost as a percentage to revenue was 8.4% for Fiscal 2013 and 7.5% for Fiscal 2012. Jaguar Land Rover increased its permanent and agency headcount to support volume increases, as well as new launches and product development projects. The permanent headcount increased by 9.5% as at March 31, 2013 to 17,832 employees, as compared to 16,313 employees as at March 31, 2012. The average temporary headcount increased by 40.5% for Fiscal 2013 to 7,081 employees, as compared to 5,041 employees for Fiscal 2012. The increase in cost was also attributable to a wage agreement in November 2012, resulting in an increase of 4.5% increase in salary. Further increase in cost was due to higher pension charge by GBP 34 million (Rs.2,889 million), due to change in actuarial assumptions, such as discount rate and inflation and other benefits/costs to employees by GBP 40 million (Rs.3,412 million), on account of increase in salaries in Fiscal 2013.

In South Korea, our union employees had filed a lawsuit demanding inclusion of some elements of non-ordinary salary and bonus as part of ordinary wages, which has been decided by the district court in their favor. We have made a provision of Rs.2,124 million in Fiscal 2013 in respect of this lawsuit. We have filed an appeal against the order.

For our India operations (Tata brand vehicles) the employee cost was Rs.31,784 million in Fiscal 2013, as compared to Rs.30,079 million in Fiscal 2012, which reflects an increase of 5.7% or Rs.1,705 million. The permanent headcount increased by 4.5% as at March 31, 2013 to 36,522 employees, as compared to 34,593 employees as at March 31, 2012, mainly due to commencement of operations of Dharwad plant in March 2012 and increased product development activity. The increase was due to yearly increments (Rs.1,661 million for Tata Motors) and wage revision at one of the major location (increase of Rs.409 million), due in Fiscal 2013, which was partly offset by reduction in variable pay, due to performance factors (Rs.764 million for Tata Motors).

Other Expenses: Other expenses increased by 23.5% to Rs.382,120 million in Fiscal 2013 from Rs.309,381 million in Fiscal 2012. This increase mainly reflects the impact of an increase in volumes at Jaguar Land Rover and currency translation of Rs.29,450 million. As a percentage of total revenues, these expenses represented 20.2% in Fiscal 2013, as compared to 18.6% in Fiscal 2012. The major components of expenses are as follows:

	Year ended March 31,		Increase/ (Decrease)
	2013	2012
	(Rs. in millions)
Freight and transportation expenses	55,851	45,891	9,960
Works operation and other Expenses	143,224	110,719	32,505
Publicity	66,315	53,931	12,384
Allowance for trade and other receivables, and finance receivables	10,569	6,745	3,824
Warranty and product liability expenses	41,869	35,815	6,054

i)	The increase in freight and transportation expenses relates to increase in volumes at our Jaguar Land Rover operations, predominantly for China sales.

ii)	Our works operation and other expenses represented 7.6% and 6.7% of total revenue for Fiscal 2013 and 2012, respectively. These mainly relate to volume related expenses at Jaguar Land Rover.

iii)	Publicity expenses were 3.5% of our revenues for Fiscal 2013, same as Fiscal 2012. In addition to routine product and brand campaigns, we incurred expenses relating to new product introduction campaigns, namely the all-new aluminum Range Rover that went on sale during September 2012 as well as the Jaguar all-wheel drive and smaller engine variants and 2013 Model Year launches of other vehicles. In India we launched the Safari Storme and the Tata LPT 3723.

iv)	Consequent to increase in level of financing activity and evaluation of defaults/overdues, the allowances for finance receivables have increased by Rs.3,681 million.

v)	Warranty and product liability expenses represented 2.3% and 2.2% of our revenues for Fiscal 2013 and Fiscal 2012, respectively. These expenses are accrued based on historical information on the nature, frequency and average cost of claims and management estimates. Please refer to Critical Accounting Policies included in Item 5.A of this annual report for further details.

Expenditure capitalized: These represent employee costs, stores and other manufacturing supplies and other works expenses incurred towards product development projects and also include costs attributable to internally constructed capital items. Considering the nature of our industry, we have to continually invest in the development of new products and also address safety, emission and other regulatory norms. The increase reflects expenditure on new products and other major product development plans, including for example, with respect to the new Range Rover, the Range Rover Sport, future LCVs, World Truck and passenger car models.

Depreciation and Amortization: Our depreciation and amortization expenses increased by Rs.19,288 million to Rs.73,723 million in Fiscal 2013, compared to Rs.54,435 million in Fiscal 2012. The increase on account of currency translation is Rs.5,401 million. The increase in depreciation expenses from Rs.31,849 million in Fiscal 2012 to Rs.38,088 million in Fiscal 2013, is on account of asset addition in Fiscal 2013 and plant and equipment (mainly towards capacity and new products) installed in Fiscal 2012 (production facility for Evoque at Halewood and plant at Dharwad), the full effect of which is reflected in the current year. The increase in amortization of product development cost from Rs.22,586 million in Fiscal 2012 to Rs.35,635 million in Fiscal 2013, reflects amortization cost of products capitalized and introduced during Fiscal 2012 and Fiscal 2013, primarily, the Range Rover Evoque and Safari Storme.

Other income (net): There was a net gain of Rs.12,024 million in Fiscal 2013, as compared to Rs.9,407 million in Fiscal 2012 an increase of Rs.2,617 million.

i.	There was a gain of Rs.3,933 million on fair value of prepayment option on Senior Notes.

ii.	As compared to Fiscal 2012 there was reduction in gain on fair value of conversion option relating to convertible foreign currency notes by Rs.1,630 million in Fiscal 2013.

For further details refer note 30 to our consolidated financial statements included elsewhere in this annual report.

Interest expense (net): Our interest expense (net of interest capitalized) increased by 6.4% to Rs.40,752 million in Fiscal 2013, compared to Rs.38,290 million in Fiscal 2012. As a percentage of total revenues, interest expense represented 2.3% in Fiscal 2013 compared to 2.2% in Fiscal 2012. The gross interest expense increased by 16.7% to Rs.54,112 million in Fiscal 2013, compared to Rs.46,377 million in Fiscal 2012. Consequent to increase in financing activity and the rate change interest expense increased by Rs.3,765 million.

Foreign exchange (gain)/loss (net): We had a net foreign exchange loss of Rs.15,640 million in Fiscal 2013, compared to Rs.11,154 million in Fiscal 2012. This was primarily due to the following factors:

i.	Jaguar Land Rover incurred an exchange loss of Rs.12,680 million in Fiscal 2013 as compared to Rs.759 million in Fiscal 2012. There was a loss of Rs.5,047 million on cash flow hedges in Fiscal 2013 as compared to a gain of Rs.1,615 million in Fiscal 2012. We incurred a net exchange loss on Senior Notes of Rs.3,405 million in Fiscal 2013, as compared to Rs.924 million in Fiscal 2012.

ii.	For India operations, due to depreciation of the Indian rupee against all major currencies, we incurred exchange losses on foreign currency payments and borrowings. There was a net exchange loss of Rs.5,467 million in Fiscal 2013 as compared to Rs.9,672 million in Fiscal 2012. The reduction of Rs.4,205 million, attributable to reduction in foreign currency denominated borrowings (Zero Coupon Convertible Alternative Reference Securities and Foreign Currency Convertible Notes).

Income Taxes: Our income tax expense was Rs.39,191 million in Fiscal 2013, compared to Rs.4,707 million in Fiscal 2012. In Fiscal 2012. The main reason are

i.	In Fiscal 2012, we recognized all previously unrecognized unused tax losses and other temporary differences pertaining to Jaguar Land Rover operations resulting in tax credit of Rs.29,528 million.

ii.	During Fiscal 2013, we recognised Rs.4,133 million tax expense on distribution of dividend from an overseas subsidiary and there was increase of Rs.1,113 million in tax provision on undistributed earnings of subsidiaries / associates (due to increase in National Sales company profits of Jaguar Land Rover, mainly China).

iii.	There was an increase of Rs.1,533 million towards additional tax liability on the rate change and Rs.1,850 million Consequent to increase in income.

For further details refer to note 16 to our consolidated financial statements included elsewhere in this annual report.

Non-controlling Interests in Consolidated Subsidiaries and Share of profit of equity accounted investees, net of tax: In Fiscal 2013, our share of profit of equity accounted investees reflected a gain of Rs.1,734 million, as compared to loss of Rs.351 million in Fiscal 2012. In Fiscal 2013,

•	our share of profits increased by Rs.1,101 million in one of equity accounted investees, which recorded gain on divestment of certain joint ventures investment by the affiliate.

•	in another affiliate our share of earning was Rs.1,538 million (loss of Rs.619 million in Fiscal 2012) consequent to revision in business model and pricing basis.

•	loss of Rs.1,017 million in the China JV due to start-up cost.

In Fiscal 2013, our share of non-controlling interest reflected a gain of Rs.886 million, as compared to Rs.781 million in Fiscal 2012, primarily due to increased profitability of our subsidiaries, mainly Tata Technologies Ltd.

Net Income

Our consolidated net income for Fiscal 2013 excluding share of non-controlling interests decreased by 23.3% to Rs.88,697 million from Rs.115,659 million in Fiscal 2012. Net income as a percentage of total revenues also decreased to 4.7% in Fiscal 2013 from 7.0% in Fiscal 2012. This decrease was the result of the following factors:

•

Revenues from the domestic market (India) decreased by 18.3% to Rs.451,652 million in Fiscal 2012 from Rs. 552,513 million in Fiscal 2012, resulting in earnings before other income, interest and tax of Rs.10,701 million in Fiscal 2013 for Tata and other brand vehicles including financing thereof, as compared to Rs.40,844 million in Fiscal 2012; and

•	higher income tax expense.

Which was offset by

•

Revenues from market outside India increased by 29.3% to Rs.1,438,238 million in Fiscal 2013 from Rs.1,112,340 million in Fiscal 2012, mainly attributable to our Jaguar Land Rover business. The earnings before other income, interest and tax for Jaguar Land Rover business was Rs.150,687 million in Fiscal 2013 as compared to Rs.118,895 million in Fiscal 2012; and

•	increase in other income, mainly due to gain on the fair value of prepayment option.

Fiscal 2012 Compared to Fiscal 2011

Revenues

Our total consolidated revenues (net of excise duty, where applicable) including finance revenues were Rs.1,664,853 million in Fiscal 2012, an increase of Rs.432,719 million or 35.1%, from Rs.1,232,134 million in Fiscal 2011. The growth was driven by volumes across all markets and more particularly growth in volumes by 29.1% in premium car segment, supported by new products and significant performance improvement of our Jaguar Land Rover in the Chinese market.

The revenue from Tata and other brand vehicles increased by 16.0% (the figures are before inter-segment eliminations), primarily due to:

•	15.3% increase in vehicle unit sales in India (mainly M & HCV by Rs.43,327 million);

•	21.5% increase in spares and after sales activity; and

•	9.5% increase in automotive financing revenues.

Revenues for the Jaguar Land Rover business increased by 49.3% to Rs.1,044,533 million. The increase is attributable to the launch of the Range Rover Evoque and an increase in sales volumes by 36.7% particularly in China, Russia, South Africa and Brazil. The increase on account of currency translation was Rs.80,712 million.

Revenues (net of excise duty, where applicable) before inter-segment eliminations, from other operations were Rs.18,905 million in Fiscal 2012, an increase of 26.7% from Rs.14,916 million in Fiscal 2011. Revenues from other operations represent 1.1% and 1.2% of our total revenues, before inter-segment eliminations, in Fiscal 2012 and 2011, respectively.

Cost and Expenses

Raw Materials and Purchase of Products for Sale (including change in stock): Raw material costs for Fiscal 2012 were Rs.1,100,477 million compared to Rs.796,224 million in Fiscal 2011, reflecting an increase of Rs.304,253 million or 38.2% from Fiscal 2011, mainly attributable to increase in volumes. The increase in raw material cost was also partly attributable to the effect of currency translation from GBP to Indian rupees, which resulted in an increase of Rs.54,570 million.

Raw material costs as a percentage of revenues (excluding finance revenues) increased to 67.1% in Fiscal 2012 as compared to 65.8% in Fiscal 2011.

At our Jaguar Land Rover operations, raw material costs for Fiscal 2012 were Rs.671,043 million compared to Rs.438,484 million in Fiscal 2011, reflecting an increase of Rs.232,559 million from Fiscal 2011 mainly due to increased volumes. The raw material cost as a percentage of revenues increased to 64.6% in Fiscal 2013, as compared to 62.7% in Fiscal 2012. Duty expense have increased in Fiscal 2012 by GBP 848 million (Rs.65,162 million), mainly due to increase in volumes at China by 137.8%. The raw material cost increased as a percentage to revenue due to exchange loss by GBP 51 million (Rs.3,919 million), change of price of major material cost, namely Steel, Aluminum, copper etc. by GBP 29 million (Rs.2,228 million) and other market related (mix and options) increase by GBP 146 million (Rs.11,219 million).

At our India operations, raw material costs for Fiscal 2012 were Rs.397,023 million compared to Rs.340,668 million in Fiscal 2011, reflecting an increase of Rs.56,355 million from Fiscal 2012. The raw material cost as a percentage of revenues increased to 72.7% in Fiscal 2012, as compared to 72.4% in Fiscal 2011 (before inter-segment eliminations).

Employee Cost: Our employee cost was Rs.122,130 million in Fiscal 2012, an increase of 32.4% or Rs.29,880 million as compared to Rs.92,250 million in Fiscal 2011.

Our employee cost as a percentage of total revenues reduced marginally to 7.3% in Fiscal 2012 from 7.5% in Fiscal 2011, due to revenue growth.

Our permanent headcount increased by 12.2% as at March 31, 2013 to 58,618 employees, as compared to 52,244 employees as at March 31, 2011.

The employee cost at Jaguar Land Rover was Rs. 77,813 million in Fiscal 2012, as compared to Rs.55,923 million in Fiscal 2011, an increase of 39.1% or Rs.21,890 million. Jaguar Land Rover increased its permanent and agency headcount to support volume increases. The permanent headcount increased by 7.0% as at March 31, 2012 to 16,313 employees, as compared to 15,240 employees as at March 31, 2011. Further, Jaguar Land Rover employed temporary headcount 5,041 employees on average during Fiscal 2012. The increase was also due to higher pension charge by Rs.4,388 million on account of change in assumptions. The increase was also partially attributable to the effect of currency translation from GBP to Indian rupees, which resulted in an increase of Rs.5,874 million.

For our India operations, increase was due to normal annual increases (Rs. 2,791 million for Tata Motors) and increase in headcount. The permanent headcount increased as at March 31, 2012 to 34,593 employees, as compared to 30,871 employees as at March 31, 2011. The average temporary headcount increased by 11.7% for Fiscal 2012 to 35,122 employees, as compared to 31,455 employees for Fiscal 2011, to support the volumes. As a consequence of above the employee cost was Rs.30,079 million in Fiscal 2012, as compared to Rs.25,069 million in Fiscal 2011, which reflects an increase of Rs.5,010 million.

Other Expenses: Other expenses increased by 33.2% to Rs.309,381 million in Fiscal 2012 from Rs.232,342 million in Fiscal 2011. The increase mainly relates to increase in volume, size of operations and inflation. As a percentage of total revenues these expenses represented 18.6% in Fiscal 2012, as compared to 18.9% in Fiscal 2011. The major components of expenses are as follows:

	Year ended March 31,		Increase/ (Decrease)
	2012	2011
	(Rs. in millions)
Freight and transportation expenses	45,891	30,886	15,005
Works operation and other expenses	110,719	79,765	30,954
Publicity	53,931	40,453	13,478
Allowance for trade and other receivables, and finance receivables	6,745	5,972	773
Warranty and product liability expenses	35,815	29,334	6,481

i)	The increase in freight and transportation expenses mainly relate to volumes, mainly China and increases in freight rates.

ii)	Our works operation and other expenses represented 6.7% and 6.5% of total revenue for Fiscal 2012 and 2011, respectively. The increase was mainly due to external cost (mainly contract jobs) incurred to support the volumes.

iii)	The increase in publicity related expenses mainly relate to new product introduction campaigns. In addition to routine product and brand campaigns, we incurred expenses relating to new product introduction campaigns, namely Range Rover Evoque in September 2011 with a world-wide roll out in December 2011. In India we launched the Indigo eCS, Sumo Gold and Tata Ultra Bus.

iv)	The warranty expenses are accrued based on historical information on the nature, frequency and average cost of claims and management estimates and represented 2.2% and 2.4% of our revenues for Fiscal 2012 and Fiscal 2011, respectively.

Expenditure capitalized: These represent employee costs, stores and other manufacturing supplies and other works expenses incurred towards product development projects and also includes costs attributable to internally constructed capital items. The increase reflects expenditure on new products and other major product development plans. Considering the nature of our industry, we have to continually invest in the development of new products and also introduce new models to address changing safety, emission and other regulatory norms.

Depreciation and Amortization: Our depreciation and amortization cost increased by 25.3% to Rs.54,435 million in Fiscal 2012, compared to Rs.43,446 million in Fiscal 2011. The increase in depreciation expenses from Rs.29,382 million in Fiscal 2011 to Rs.31,849 million in Fiscal 2012 was on account of plant and equipment addition (mainly towards capacity and new products). The increase from Rs.14,064 million in Fiscal 2011 to Rs.22,586 million in Fiscal 2012 in amortization of product development cost is consequent to commencement of commercial production of new products mainly Range Rover Evoque and new products in Indian market.

Other income (net): There was a net gain of Rs.9,407 million in Fiscal 2012, representing a swing of Rs.17,625 million, as compared to net loss of Rs.8,218 million in Fiscal 2011.

i.	There was a gain on fair value of conversion option in respect of certain loans of Rs.2,432 million in Fiscal 2012, as compared to loss of Rs.13,850 million for Fiscal 2011. The gain has arisen due to certain options nearing maturity (July 2012) and marginal change in equity price movement as compared to significant increase in Fiscal 2011.

ii.	Miscellaneous income increased by Rs.1,728 million.

For further details refer note 31 to our consolidated financial statements included elsewhere in this annual report.

Interest expense (net): Our interest expense (net of interest capitalized) increased by 3.9% to Rs.38,290 million in Fiscal 2012, compared to Rs.36,854 million in Fiscal 2011. The increase represents increase in borrowing cost at Jaguar Land Rover consequent to issue of GBP 1,500 million Senior Notes by Rs.1,527 million and increase in financing activity by Rs.1,778 million.

Foreign exchange (gain)/loss (net): We had a net foreign exchange loss of Rs.11,154 million in Fiscal 2012, compared to gain of Rs.3,090 million in Fiscal 2011. Due to steep depreciation of Indian rupee against all major currencies, we incurred exchange loss on foreign currency payments and borrowings. A portion of the exchange loss in the Fiscal 2012 was on year end valuation of foreign currency borrowings of Rs.9,672 million as compared a net exchange gain to Rs.644 million in Fiscal 2011.

Impairment of equity accounted investees: In Fiscal 2012, we recognized an impairment loss Rs.4,981 million in respect of its investment in an associate, triggered by economic slowdown and increased competition from new entrants. The associate is engaged in the business of manufacture and sale of construction equipment. The recoverable amount of the investment is determined based on value in use.

Income Taxes: The income tax expense was Rs.4,707 million in Fiscal 2012, compared to Rs.12,787 million in Fiscal 2011.

The net decrease of Rs.8,080 million comprises mainly the following:

a) On account of increased profits the incremental tax liability is Rs.9,310 million.

b) There was an increase of Rs.2,366 million in tax on undistributed earnings of subsidiaries and associates (Jaguar Land Rover subsidiaries)

c) The above increases were offset by the following credits:

i.	In Fiscal 2012, we recognized all previously unrecognized unused tax losses and other temporary differences pertaining to the subsidiary company in the United Kingdom. There was a net additional credit of Rs.12,458 million on account of utilization / credit of unrecognized tax losses / depreciation.

ii	There has been a reduction in overall marginal tax rates applicable to entities in Fiscal 2012 to 26.9% from 27.8% in Fiscal 2011 (Rs.778 million).

iii.	We availed higher tax benefit on research and product development cost – tax effect of Rs.7,501 million for Fiscal 2012 as compared to Rs.5,584 million for Fiscal 2011.

iv.	There was reduction in amounts for items considered as inadmissible on account of interest, loss on conversion option and other expenses; net decrease in tax of Rs.5,847 million, as compared to Fiscal 2011. This is because during the year there has been a gain on conversion option compared to loss in Fiscal 2011.

For further details refer note 16 to our consolidated financial statements included elsewhere in this annual report.

Non-controlling Interests in Consolidated Subsidiaries and Share of profit of equity accounted investees, net of tax: In Fiscal 2012, our share of profit of equity accounted investees reflected a loss of Rs.351 million, as compared to loss of Rs.458 million in Fiscal 2011. The increase in profit of some associates was offset due to loss incurred by an associate, engaged in construction equipment business on account of deterioration in the market and competition in India. In Fiscal 2012, share of non-controlling interest reflected a gain of Rs.781 million, as compared to gain of Rs.347 million in Fiscal 2011, primarily due to increased profitability of our subsidiaries.

Net Income

Our consolidated net income for Fiscal 2012 excluding share of non-controlling interests was Rs.115,659 million, compared to Rs.73,402 million in Fiscal 2011. Net income as a percentage of total revenues increased to 7.0% in Fiscal 2012 from 6.1% to total revenues in Fiscal 2011. This increase was the result of the following factors:

•

Revenues from the domestic market (India) increased by 18.9% to Rs.552,513 million in Fiscal 2012 from Rs.464,676 million in Fiscal 2011, resulting in earnings before other income, interest and tax of Rs.40,844 million in Fiscal 2012 for Tata and other brand vehicles including financing thereof, as compared to Rs.48,916 million in Fiscal 2011;

•

Revenues from market outside India increased by 44.9% to Rs.1,112,340 million in Fiscal 2012 from Rs.767,458 million in Fiscal 2011, mainly attributable to our Jaguar Land Rover business. The earnings before other income, interest and tax for Jaguar Land Rover business was Rs.118,895 million in Fiscal 2012 as compared to Rs.75,673 million in Fiscal 2011;

•	increase in other income, mainly due to gain on the fair value of conversion option; and

•	lower income tax expense.

Recent Accounting Pronouncements

Please refer to Note 2 (v) to our consolidated financial statements included elsewhere in this annual report for adopted and yet to be adopted accounting pronouncements as of March 31, 2013.

Critical Accounting Policies

The preparation of financial statements in conformity with IFRS requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income, expenses and disclosures of contingent assets and liabilities at the date of these financial statements and the reported amounts of revenues and expenses for the years presented. The actual results may differ from these estimates.

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

Impairment of Goodwill

Cash generating units to which goodwill is allocated are tested for impairment annually at each balance sheet date, or more frequently when there is an indication that the unit may be impaired. If the recoverable amount of the cash generating unit is less than the carrying amount of the unit, the impairment loss is allocated first to reduce the carrying amount of any goodwill allocated to that unit and then to the other assets of the unit pro rata on the basis of carrying amount of each asset in the unit. Goodwill impairment loss recognized is not reversed in subsequent period. Please refer to Note 13 to our consolidated financial statements included elsewhere in this annual report for assumptions used for goodwill impairment.

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

Impairment of equity accounted investees

In Fiscal 2012, the Company had recognized an impairment loss of Rs.4,981 million in respect of its investment in an associate on account of economic slowdown and increased competition from new entrants. The associate is engaged in the business of manufacture and sale of construction equipment. The recoverable amount of the investment is determined based on value in use.

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

Financial instruments and fair valuation of prepayment options in Senior Notes

Fair valuation of prepayment options and other financial instruments requires judgment around the valuations.

Property, plant and equipment

Capital work in progress, as at March 31, 2013 includes building of Rs.3,098.8 million on leased land located in the State of West Bengal in India for the purposes of manufacturing automobiles. As a result of the decision to relocate and construct a similar manufacturing facility at, another location, the management was in the process of evaluating several options, under all of which no adjustments to the carrying amount of the buildings was considered necessary. In June 2011, the newly elected Government of West Bengal (referred to as “State Government”) enacted legislation to cancel the land lease agreement.

The Company challenged the legal validity of the legislation. In June 2012, the High Court of Calcutta (referred to as the “High Court”) ruled against the validity of the legislation and restored the Company’s rights under the land lease agreement. The State Government has filed an appeal in the Supreme Court of India. As of the date of the authorization of the financial statements, the Supreme Court has not concluded on the State Government appeal.

The Company reasonably expects that the High Courts’ judgment, based on established law, will be upheld by the Supreme Court. For further details regarding the current legal proceedings with respect to the leased land please refer to Item 4.B “— Business Overview — Legal Proceedings” of this annual report.

B. Liquidity and Capital Resources.

We finance our capital requirements through cash generated from operations, debt and equity funding. We also raise funds through sale of investments including divestment in stakes of subsidiaries on a selective basis.

Our business segments are (i) automotive operations and (ii) all other operations. We provide financing for vehicles sold by dealers in India. Our automotive operations segment is further divided into Tata and other brand vehicles (including spares and financing thereof) and Jaguar Land Rover. Given the nature of our industry and competition, we are required to make significant investments in product development on an ongoing basis.

Principal Sources of Funding Liquidity

Our funding requirements are met through a mixture of equity, convertible or non-convertible debt securities and other long-term/short-term borrowings. We access funds from debt markets through commercial paper programs, convertible and non–convertible debentures, and other debt instruments. We also continually monitor funding options available in the debt and capital markets with a view to maintaining financial flexibility.

See Note 35 to our audited consolidated financial statements included elsewhere in this annual report for additional disclosures on financial instruments related to liquidity, foreign exchange and interest rate exposures and use of derivatives for risk management purposes.

The following table sets forth our short-term and long-term debt position:

	Fiscal 2013	Fiscal 2012
	(Rs. in millions)
Total short-term debt (excluding current portion of long-term debt)	116,218	111,180
Total current portion of long-term debt	115,139	109,795
Long-term debt net of current portion	325,457	287,148

Total Debt	556,814	508,123

During Fiscal 2013 and 2012, the effective weighted average interest rate on our long-term debt was 8.9% and 9.7% per annum, respectively.

The following table sets forth a summary of the maturity profile for our outstanding long-term debt obligations as of March 31, 2013.

Payments Due by Period*	Rs. in millions
Within one year	143,383
After one year and up to two years	86,783
After two year and up to five years	135,010
After five year and up to ten years**	221,045
Total	586,221

*	Including interest
**	Jaguar Land Rover has only Senior Notes as long-term debt obligations as of March 31, 2013, which are due for payment after five years.

We believe that we have sufficient liquidity available to meet our planned capital requirements. However, our sources of funding could be adversely affected by an economic slowdown, as was witnessed in Fiscal 2009, or other macroeconomic factors in India and abroad, such as in the United Kingdom, the United States, Europe and China, which are beyond our control. A decrease in the demand for our vehicles could lead to an inability to obtain funds from external sources on acceptable terms or in a timely manner.

We plan to continue investing in product development and manage our operations to pursue further growth opportunities and address competitive positioning. Additionally, in the Jaguar Land Rover business, we will be investing in augmenting capacity at the UK plants, developing a new engine facility and establishing the China JV. Further, we are exploring opportunities to expand the manufacturing base in the Jaguar Land Rover business. We expect to meet the part of such investments out of operating cash flows and cash and liquidity available to us. In order to meet the balance requirements, we may be required to raise funds towards the long term plans via additional bank loan markets and capital markets access from time to time, as deemed necessary.

At Tata Motors India operations, we have plan to raise long term funds through debt and equity, to refinance current debt and invest in Product development and plant and equipment.

In order to refinance our acquisition related borrowings and for supporting long term funding needs, we continued to raise funds in Fiscal 2012 and Fiscal 2013. We had in the past issued convertible notes, which were convertible into equity or repayable on maturity. Details of major funding during Fiscal 2009 through Fiscal 2013 are provided below.

Long term funding

On July 12, 2007, we raised funds aggregating US$ 490 million (Rs.19,927.1 million at issue) by issue of Zero Coupon Convertible Alternative Reference Securities, or CARS due on July 12, 2012. The note holders had an option to convert the CARS into qualifying securities as per the terms of issue after appropriate adjustment to the conversion price. During Fiscal 2009, we repurchased and cancelled 170 Notes (principal value of US$ 17 million). There was no conversion of CARS during Fiscal 2011 and Fiscal 2012. In Fiscal 2013, 1 CARS was converted into 22,370 Ordinary Shares and we repaid the entire outstanding amount of CARS in accordance with their terms on July 12, 2012, totaling to US$ 773.9 million (Rs. 35,374 million), including redemption premium.

In May 2009, we issued secured non-convertible credit enhanced Indian rupee debentures in four tranches, having tenors up to seven years, aggregating Rs.42,000 million on a private placement basis. Proceeds were used to prepay part of the short-term bridge loan taken for the acquisition of the Jaguar Land Rover business. As on March 31, 2013 an amount of Rs.30,500 million is outstanding.

On October 15, 2009, we issued 29,904,306 new equity shares in the form of Global Depositary Shares, or GDSs, at a price of US$12.54 per GDS, aggregating US$375 million (Rs.17,941.9 million), and 4% convertible notes due 2014, or FCCN, aggregating US$375 million (Rs.17,941.9 million at time of issue). The holders of the FCCN had an option, subject to the terms and conditions of the issue, to convert these notes into Ordinary Shares, GDSs or ADSs. We utilized the proceeds from the GDS and FCCN to repay the outstanding bridge loan taken for the acquisition of the Jaguar Land Rover business. During Fiscal 2011, 2,576 FCCN were converted into 19,423,734 Ordinary Shares/ADSs. There was no conversion of FCCN during Fiscal 2012. During Fiscal 2013, 433 FCCN were converted into 16,519,201 Ordinary Shares/ADSs. As of March 31, 2013, 741 FCCN remained outstanding, representing the equivalent of 28,549,588 Shares or GDSs or 28,549,588 ADSs as converted. Subsequent to March 31, 2013, the balance of 741 FCCN have been converted into 28,549,566 Ordinary Shares.

In March 2010, we raised funds through further divestments of investments.

In October 2010, we raised funds totaling Rs.33,510 million through an issue of 32,165,000 ‘A’ Ordinary Shares at a price of Rs.764/- per share (face value of Rs.10 each) and 8,320,300 Ordinary Shares at a price of Rs.1,074/- per share (face value of Rs.10 each) to qualified institutional buyers, under a qualified institutional placement or QIP. This financing strategy enabled us to reduce risks by further de-leveraging.

In May 2011, Jaguar Land Rover issued GBP 1,000 million equivalent senior notes, or Notes. The Notes included GBP 500 million Senior Notes due 2018 at a coupon of 8.125% per annum, US$ 410 million Senior Notes due 2018 at a coupon of 7.75% per annum and US$ 410 million Senior Notes due 2021 at a coupon of 8.125% per annum. The proceeds are, or will be used to refinance existing debt and for general corporate purposes. The Notes are callable at a premium for the present value of future interest rates, if called before a specified date for each series of notes and thereafter are callable at fixed premiums.

In September 2011, we raised syndicated foreign currency term loans of US$ 500 million in two tranches with tenors between four to seven years. The proceeds were used to finance general capital expenditure and investments in its overseas subsidiaries in accordance with guidelines on External Commercial Borrowings, or ECB, issued by the RBI.

In March 2012, Jaguar Land Rover issued GBP 500 million Senior Notes due 2020 at a coupon of 8.25% per annum. The proceeds are/or will be used for general corporate purposes. The notes are callable at a premium for the present value of future interest rates, if called before a specified date and thereafter are callable at fixed premiums.

During Fiscal 2013, we issued rated, listed, unsecured non-convertible debentures of Rs.21,000 million with maturities between 2 to 7 years. During April and May 2013, we further issued rated, listed, unsecured non-convertible debentures of Rs 9,000 million with maturity of 3 years. These are steps towards raising long term financing and optimizing our loan maturity profile.

In January 2013, Jaguar Land Rover issued US$ 500 million Senior Notes due 2023 at a coupon of 5.625% per annum. The proceeds have been and will be used for general corporate purposes, including, to support ongoing growth and capital spending plans. The notes are callable at a premium for the present value of future interest rates, if called before a specified date and thereafter are callable at fixed premiums.

In December 2011, Jaguar Land Rover established a 3-5 year committed revolving credit facility for up to GBP 710 million aggregate principal amount from a syndicate of 13 commercial banks. During Fiscal 2013, Jaguar Land Rover received approval to increase the facility to GBP 795 million aggregate principal amount as of March 31, 2013. In July 2013, Jaguar Land Rover increased the size of revolving credit facility from GBP 795 millions to GBP 1.25 billion with 75% of the new facility size (GBP 937.5 million) for 5 years due 2018 and 25% of the new facility size (GBP 312.5 million) for 3 years due 2016.

In May 2013, TML Holdings Pte Ltd. has issued S$ 350 million (approximately Rs. 15,313.3 million), 4.25% Senior Notes due 2018.

We plan to refinance and raise of long term funding through borrowings or equity issuances, on the basis of review of business plans, operating results and covenant requirements of our existing borrowings.

Short term funding

We fund our short-term working capital requirements with cash generated from operations, overdraft facilities with banks, short and medium term borrowings from lending institutions, banks and commercial paper. The maturities of these short and medium term borrowings and debentures are generally matched to particular cash flow requirements.We had short-term borrowings of Rs.116,218 million and Rs. 111,180 million as of March 31, 2013 and 2012, respectively. We had unused short-term credit facilities of Rs.204,498 million and Rs.184,702 million as of March 31, 2013 and 2012, respectively.

During April 2012, we received approvals from our Board to increase our working capital limits to Rs.140,000 million from the existing Rs.120,000 million for our India operations. The working capital limits are secured by hypothecation of existing current assets of the Company including stock of raw material, stock in process, semi-finished goods, stores and spares not relating to plant and machinery (consumable stores and spares), bills receivables and book debts including vehicle finance receivable and all other moveable current assets except cash and bank balances, loans and advances of the Company both present and future. The working capital limits are renewed annually.

Our cash and cash equivalents and short term deposits with the banks, were Rs.185,076 million as at March 31, 2013, as compared to Rs.157,648 million as at March 31, 2012. Of the cash and cash equivalents and short deposits as at March 31, 2013, Jaguar Land Rover has Rs 166,263 million and Rs 126,804 as at March 31, 2012. Our investment in Mutual Funds (available for sale in liquid funds) were Rs.75,327 million as at March 31, 2013, as compared to Rs.75,356 million as at March 31, 2012.These include investments held by Jaguar Land Rover Rs.67,485 million as March 31, 2013 and Rs.71,334 million as at March 31, 2012. These resources enable us to cater to business needs in the event of changes in credit market conditions.

Our cash in India is located at various subsidiaries within the Tata Motors Group. Jaguar Land Rover’s subsidiary in China is subject to foreign exchange controls including transferring cash to other companies of the group outside of China. Brazil, Russia, South Africa and other locations also have regulatory restrictions disincentives or costs on pooling or transferring of cash, which affects our use of those funds.

There may also be legal or economic restrictions on the ability of subsidiaries to transfer funds to us in the form of cash dividends, loans, or advances. However such restrictions have not had and are not estimated to have significant impact on our ability to meet our cash obligations.

Loan Covenants

Some of our financing agreements and debt arrangements set limits on and/or require prior lender consent for, among other things, undertaking new projects, issuing new securities, change in management, mergers, sale of undertakings and investment in subsidiaries. In addition, certain negative covenants may limit our ability to borrow additional funds or to incur additional liens, and/or provide for increased costs in case of breach. Certain of our financing arrangements also include financial covenants to maintain certain debt-to-equity ratios, debt-to-earnings ratios, liquidity ratios, capital expenditure ratios and debt coverage ratios.

We monitor compliance with our financial covenants on an ongoing basis. We also review our refinancing strategy and continue to plan for deployment of long term funds to address any potential non-compliance.

In May 2009, we issued, on a private placement basis, an aggregate amount of Rs.42,000 million in secured non- convertible credit enhanced Indian rupee debentures in four tranches, having tenors up to seven years. Proceeds were used to prepay part of the short-term bridge loan taken for the acquisition of the Jaguar Land Rover business. As of March 31 2013, principal amount of Rs 30,500 million was outstanding of which Rs 18,000 million is due for repayment in Fiscal 2014.

This credit enhancement of the debentures is in the form of bank guarantees and requires us to be in compliance with certain covenants with respect to Tata Motors standalone financials under Indian GAAP and further provide for an increase in costs upon certain specified breaches of the covenants. In Fiscal 2013, we did not comply with two covenants, relating to our ratio of total outstanding liability to tangible networth and our debt service coverage ratio. As a result, the cost of credit enhancement provided by the bank increased by 100 basis points per annum. Pursuant to the terms of the deed of Trust, we requested the Security Trustee to waive the requirements of additional costs amounting to Rs.450.6 million which are due in Fiscal 2014. We received the approval from the Security Trustee for the waiver of such additional costs. Considering the continuing weak operating environment in India, we expect that we will be unable to comply with the same covenants in Fiscal 2014 and anticipate seeking the Security Trustee’s waiver of additional costs for Fiscal 2015 totaling Rs.219.0 million. Such non-compliance with loan covenants has not triggered any cross-default provisions under any of our financing documents. Except for the two covenants discussed in this section, we expect to comply with our financial covenants during the 12-month period following the date of this annual report.

We believe that the above non-compliance will not affect our ability to raise funds in future.

Cash Flow Data

The following table sets forth selected items from our consolidated statements of cash flows for the periods indicated.

	Rs. in millions
	2013	2012	2011
Net Cash provided by Operating Activities:	222,933	218,227	141,976
Net income after tax	89,583	116,440	73,749
Adjustments to net income/ (loss) after tax	162,265	116,906	109,630
Changes in Operating Assets and Liabilities	(6,407)	2,860	(27,510)
Income tax paid	(22,508)	(17,979)	(13,893)
Net Cash used in Investing Activities	(236,116)	(203,344)	(74,988)
Purchase of Property, Plant and Equipment and Intangible Assets (Net)	(185,045)	(137,818)	(81,714)
Net Investment, short term deposit, margin money and loans given	(59,849)	(70,952)	2,339
Acquisitions	—	—	(119)
Dividend and Interest received	8,778	5,426	4,506
Net Cash provided by / (used in) Financing Activities	(19,338)	28,983	(42,999)
Equity issuance / Proceeds from issue of shares by a subsidiary to non-controlling shareholders (net of issue expenses)	9	1,384	32,537
Dividends paid (including to non-controlling shareholders of subsidiaries)	(15,057)	(14,894)	(10,230)
Purchase of additional equity interest in a subsidiary	—	(3,043)	—
Interest paid	(58,529)	(35,922)	(33,967)
Short term (net) borrowings (net of debt issuance cost)	14,596	(16,780)	(25,925)
Long term (net) borrowings (net of debt issuance cost)	39,644	98,238	(5,414)
Net change in cash and cash equivalents	(32,521)	43,866	23,989
Cash and cash equivalents, end of the year	116,118	145,952	90,671

Fiscal 2013 Compared to Fiscal 2012

Cash and cash equivalents on March 31, 2013 decreased by Rs.29,834 million from March 31, 2012, to Rs.116,119 million. The decrease in cash and cash equivalents resulted from the changes to our cash flows in Fiscal 2013 when compared to Fiscal 2012 as described below.

Net cash provided by operating activities totaled Rs.222,933 million in Fiscal 2013. Cash inflows from operating activities increased by Rs.4,706 million in Fiscal 2013 from Rs.218,227 million in Fiscal 2012. The increase in net cash from operations were consequent to higher sales volumes in the Jaguar Land Rover business, which were partially offset by reduced sales volumes for Tata and other brand vehicles. Earnings before other income, interest and tax of Jaguar Land Rover business increased from Rs.118,895 million in Fiscal 2012 to Rs.150,687 million in Fiscal 2013, whereas earnings before other income, interest and tax of Tata and other brand vehicles (including financing thereof) decreased to Rs.10,701 million in Fiscal 2013 as compared to Rs.40,884 million in Fiscal 2012. As a result of an increase in volumes at Jaguar Land Rover, the trade receivables and inventories increased by Rs.51,339 million in Fiscal 2013 as compared to Rs.34,032 million in Fiscal 2012. After considering the increase in accounts payable and provisions, there was a net inflow of cash on account of changes in operating assets and liabilities of Rs.26,080 million in Fiscal 2013 as compared to Rs.42,915 million in Fiscal 2012 for Jaguar Land Rover. For Tata and other brand vehicles, the net change represented an outflow of Rs.32,870 million in Fiscal 2013 as compared to Rs.40,055 million in Fiscal 2012. Such outflow includes net increase in vehicle financing receivables of Rs.36,406 million in Fiscal 2013 as compared to Rs.30,660 million in Fiscal 2012, as a result of an increase in financing volumes.

Net cash used in investing activities totaled Rs.236,116 million in Fiscal 2013. Cash outflows from investing activities increased by Rs.32,772 million in Fiscal 2013 from Rs.203,344 in Fiscal 2012, mainly due to investment in property, plant and equipment and product development projects at our Jaguar Land Rover business. In Fiscal 2013, payments for capital expenditure at our Jaguar Land Rover business increased by Rs.49,844 million to Rs.157,458 million from Rs.107,614 million in Fiscal 2012. The increases in these investments are intended to support continued growth in sales volumes at our Jaguar Land Rover business during Fiscal 2013. The following table sets forth a summary of our cash flow on property plant and equipment and intangible assets for the periods indicated.

	Rs. in millions
	2013	2012
Purchase of / payment for Property, Plant and Equipment and Intangible Assets (Net)
Tata and other brand vehicles	27,587	30,204
Jaguar Land Rover	157,458	107,614

Our net investment in short-term deposit margin moneys and loans resulted in an outflow of Rs.59,849 million in Fiscal 2013 as compared to Rs.70,952 million in Fiscal 2012. This outflow mainly related to surplus cash investments in bank deposits by Jaguar Land Rover of Rs.66,637 million.

Net cash used in financing activities totaled Rs.19,338 million in Fiscal 2013, as compared to cash inflow of Rs.28,983 million in Fiscal 2012, mainly due to increased interest paid in Fiscal 2013, resulting from increased borrowing levels. For Tata and other brand vehicles, the short term debt increased by Rs.12,366 million and long term debt increased by Rs.15,066 million in Fiscal 2013, as compared to net reduction of Rs.7,335 million in short term debt and increase of Rs.16,981 million in long term debt in Fiscal 2012. For Jaguar Land Rover, the short term debt increased by Rs.2,383 million and long term debt increased by Rs.25,375 million in Fiscal 2013, as compared to net reduction of Rs.9,266 million in short term debt and increase of Rs.81,324 million in long term debt in Fiscal 2012.

We paid dividend (including to non-controlling shareholders of subsidiaries) of Rs.15,057 million in Fiscal 2013 as compared to Rs.14,894 million in Fiscal 2012.

Fiscal 2012 Compared with Fiscal 2011

Cash and cash equivalents on March 31, 2012 increased by Rs.55,281 million from March 31, 2011, to Rs.145,952 million. The increase in cash and cash equivalents resulted from the changes to our cash flows in Fiscal 2012 when compared to Fiscal 2011 as described below.

Net cash provided by operating activities totaled Rs.218,227 million in Fiscal 2012. Cash inflows from operating activities increased by Rs.76,251 million in Fiscal 2012 from Rs.141,976 million in Fiscal 2011, mainly due to higher sales volumes in the Jaguar Land Rover business and Tata and other brand vehicles. Earnings before other income, interest and tax of Jaguar Land Rover business increased from Rs.75,673 million in Fiscal 2011 to Rs.118,895 million in Fiscal 2012, whereas earnings before other income, interest and tax of Tata and other brand vehicles (including financing thereof) decreased to Rs.40,844 million in Fiscal 2012 as compared to Rs.48,916 million in Fiscal 2011. At Jaguar Land Rover, the trade receivables and inventories increased by Rs.34,032 million in Fiscal 2012 as compared to Rs.5,654 million in Fiscal 2011. However, there was an increase in accounts payable and provisions, resulting in net inflow of cash on account of changes in operating assets and liabilities of Rs.42,915 million in Fiscal 2012 as compared to Rs.11,649 million in Fiscal 2011 for Jaguar Land Rover. For Tata and other brand vehicles the net change represented an outflow of Rs.40,055 million in Fiscal 2012 as compared to Rs.39,159 million in Fiscal 2011. After considering increased utilization of vehicle financing of Rs.30,660 million, net outflow towards other operating assets and liabilities was Rs.9,395 million in Fiscal 2012.

Net cash used in investing activities totaled Rs.203,344 million in Fiscal 2012. Cash outflows from investing activities increased by Rs.128,356 million in Fiscal 2012 from Rs.74,988 in Fiscal 2011, mainly due to investment in property, plant and equipment and product development projects at our Jaguar Land Rover business. In Fiscal 2012, payments for capital expenditure at our Jaguar Land Rover business increased by Rs.52,579 to Rs.107,614 million from Rs.55,035 million in Fiscal 2011.

	Rs. in millions
	2012	2011
Purchase of / payment for Property, Plant and Equipment and Intangible Assets (Net)
Tata and other brand vehicles	30,204	26,679
Jaguar Land Rover	107,614	55,035

Our net investment in short-term deposit, margin money and loans resulted in an outflow of Rs.70,952 million in Fiscal 2012 as compared to inflow of Rs.2,339 million in Fiscal 2011. This outflow represents mainly surplus cash investments in mutual funds by Jaguar Land Rover of Rs.58,784 million and restricted deposits of Rs.11,272 million.

Net cash from financing activities totaled Rs.28,983 million of cash inflows in Fiscal 2012, resulted from the additional debt incurred. For Tata and other brand vehicles, short term debt decreased by Rs.7,514 million and long term debt increased by Rs.17,227 million in Fiscal 2012, as compared to net increase of Rs.6,611 million in short term debt and reduction of Rs.6,460 million in long term debt in Fiscal 2011. For Jaguar Land Rover, short term debt decreased by Rs.9,266 million and long term debt increased by Rs.81,324 million in Fiscal 2012, as compared to net reduction of Rs.32,537 million in short term debt and increase of Rs.1,337 million in long term debt in Fiscal 2011.

During Fiscal 2011, we raised Rs.32,479 million by way of issue of shares through QIP issue, considering the market conditions and need of own funding to address the leverage.

We paid dividend (including to non-controlling shareholders of subsidiaries) of Rs.14,894 million in Fiscal 2012 as compared to Rs.10,230 million in Fiscal 2011.

Our financial strategy is maintaining a strong financial position that will allow us to fund its product development projects, capital expenditures and financing business (in India) efficiently, even if earnings are subject to short-term fluctuations. We believe that we maintain sufficient liquidity for our present requirements and will continue to be able to access funds from external sources in large amounts and at relatively low costs.

Balance Sheet Data

Please refer the consolidated balance sheet in the enclosed financial statements. We have discussed below major items and variations.

Our total assets were Rs.1,668,695 million and Rs.1,434,536 million as of March 31, 2013 and 2012, respectively. The increase in assets as of March 31, 2013 was partly attributable to foreign currency translation into Indian rupees.

Our total current assets have increased by Rs.70,031 million to Rs.723,261 million as of March 31, 2013, as compared to Rs.653,230 million as of March 31, 2012.

Cash and cash equivalents were Rs.116,119 million as of March 31, 2013, compared to Rs.145,952 million as of March 31, 2012. We hold cash and cash equivalent principally in Indian rupees, GBP, and Chinese Renminbi. It includes Rs.43,053 million as of March 31, 2013 (as compared to Rs.36,974 million as of March 31, 2012) held by Jaguar Land Rovers China subsidiary which is subject to exchange control restrictions that prevent the balances from being available for general use by Tata Motors Limited and other subsidiaries. These are allowed to be utilized for manufacturing and sales activity in China and for making dividend payments. Out of cash and cash equivalents as at March 31, 2013, Jaguar Land Rover holds Rs.102,649 million, which is surplus cash deposits for future use. As of March 31, 2013, we had short term deposits of Rs.68,957 million as compared to Rs.11,695 million as at March 31, 2012. The increase in cash and cash equivalents and deposits was primarily attributable to performance of our Jaguar Land Rover operations.

As of March 31, 2013, we had finance receivables including non-current portion (net of allowances for credit losses) of Rs.198,219 million as compared to Rs.171,241 million as of March 31, 2012, an increase of Rs.26,978 million representing increase in our vehicle financing activity. The vehicle financing integral to our automotive operations in India. For further detail see “— B. Liquidity and Cap. Resources Liabilities and Sources of Financing — Principal Sources of Funding Liquidity — Tata and other brand vehicles — vehicle financing”.

Trade receivables (net of allowance for doubtful receivables) were Rs.104,194 million as of March 31, 2013, representing an increase of Rs.16,539 million over March 31, 2012. As a result of reduction in volumes, the trade receivables for Tata and other brand vehicles have decreased from Rs.32,369 million as at March 31, 2012 to Rs.25,878 million as at March 31, 2013. The past dues for more than six months (gross) have increased from Rs.4,740 million as at March 31, 2012 to Rs.7,242 million as at March 31, 2013 and these mainly represent dues from government-owned transport undertaking and passenger vehicle dealers, for which we are pursuing recovery. The trade receivables of our Jaguar Land Rover business increased from Rs.53,819 million as at March 31, 2012 to Rs.76,116 million as at March 31, 2013, as a result of the growth in revenue by 16.8% (GBP terms).

As of March 31, 2013, inventories were at Rs.208,393 million compared to Rs.180,834 million as of March 31, 2012. The increase in finished goods inventory was Rs.28,012 million in Fiscal 2013 as compared to Fiscal 2012. In terms of number of days to sales, finished goods represented 31 inventory days in Fiscal 2013 sales as compared to 30 inventory days in Fiscal 2012. The increase in finished goods mainly relates to the increase in volumes, mainly at our Jaguar Land Rover operations.

Our investments (current and non-current investments) have decreased marginally to Rs.81,473 million as of March 31, 2013 from Rs.82,569 million as of March 31, 2012, representing a decrease of Rs.1,096 million. Our investments mainly comprise mutual fund investments of Rs.75,327 million as of March 31, 2013 as compared to Rs.75,356 million as at March 31, 2012. Of such investments Jaguar Land Rover were Rs.67,485 million as at March 31, 2013 as compared to Rs.71,334 million as at March 31, 2012.

Our other assets (current and non- current) decreased marginally to Rs.64,775 million as at March 31, 2013 from Rs.67,685 million as of March 31, 2012. The decrease mainly is due to decrease in VAT, other taxes recoverable, statutory deposits and dues from government of Rs.53,643 million as of March 31, 2013 as compared with Rs.58,581 million as of March 31, 2012 and increase in prepaid expenses of Rs.5,686 million as at March 31, 2013 as compared with Rs.3,529 million as at March 31, 2012.

Our other financial assets (current and non-current) have increased to Rs.39,686 million as of March 31, 2013 from Rs.38,391 million as of March 31, 2012. Derivative financial instruments increased by Rs.2,916 million from Rs.5,847 million as at March 31, 2012 to Rs.8,763 million as at March 31, 2013. Margin money held as security for securitization of finance receivables has decreased from Rs.2,589 million as at March 31, 2012 to Rs.2,096 million as at March 31, 2013, due to an increase in securitization and collection of receivables.

The income tax assets (both current and non-current) were Rs.9,062 million as of March 31, 2013 as compared to Rs.9,437 million as of March 31, 2012.

The property, plant and equipment (net of depreciation) of Rs.346,663 million as at March 31, 2013, increased by Rs.63,947 million during Fiscal 2013. The increase mainly relates to Jaguar Land Rover towards investment in engine plant to support the growing demand for vehicles.

The intangible assets were Rs.351,236 million as at March 31, 2013, which mainly include product development projects and brands and other intangible assets, an increase by Rs.68,889 million during Fiscal 2013. As at March 31, 2013, there were product development project in process amounting to Rs.141,822 million. We are engaged in automotive business and our products include commercial vehicles in the entire range (LCV to M&HCV), passenger cars, and cars or SUV in the premium segment. Considering the nature of industry and competition, we continuously introduce new products and variants to meet the customers’ needs.

Our carrying value of investments in equity accounted investees is Rs.30,392 million as at March 31, 2013, as compared to Rs.23,266 million as at March 31, 2012. In Fiscal 2012, we had recorded impairment loss of Rs.4,981 million in respect of an associate engaged in manufacturing and sale of construction equipment. The impairment was on account of economic slowdown and competitive pressures. In Fiscal 2013, Jaguar Land Rover has invested Rs.6,217 million in a joint venture to manufacture cars in China with Chery Automobiles Limited.

A deferred tax liability (net) of Rs.9,937 million was recorded in the income statement. Rs.10,685 million was recorded as asset (net) in other comprehensive income, which mainly include derivative financial instruments of Rs.4,144 million (credit) and Rs.5,932 million (credit) towards post-retirement benefits.

Accounts payable were Rs.409,096 million as of March 31, 2013, as compared to Rs.334,559 million as of March 31, 2012, reflecting increase in operations at Jaguar Land Rover.

Other financial liabilities (current and non-current) were Rs.60,288 million as of March 31, 2013 (Rs.34,771 million as of March 31, 2012), an increase of Rs.25,517 million, mainly include liability towards vehicles sold under repurchase arrangement, derivative instruments, deferred payment liabilities, interest accrued but not due on loans, lease liabilities etc. We have derivative financial instruments representing options and other hedging arrangements; mainly relate to Jaguar Land Rover. We have sold vehicles in certain markets under agreed repurchase arrangements for which we have liability of Rs.15,014 million as of March 31, 2013 (Rs.12,534 million as of March 31, 2012).

The provisions (current and non-current) as of March 2013 and 2012 were Rs.80,314 million and Rs.66,354million, respectively, representing an increase of Rs.13,960 million. The provision for warranty increased by Rs.12,385 million mainly on account of volume growth. Warranty has been estimated on the basis of historical information on the nature, frequency and average costs and estimate regarding future incurrence. We have made a provision of Rs.2,124 million in Fiscal 2013 pursuant to lawsuit filed by employee union in South Korea to include some elements of non-ordinary salary and bonus as part of ordinary wages.

Other liabilities (non-current) have increased to Rs.58,704 million as of March 31, 2013, as compared to Rs.27,962 million as of March 31, 2012. The increase related to an additional employee benefit obligations totaling Rs.55,191 million incurred during this period, mainly pertaining to the Jaguar Land Rover pension plan, consequent to changes in actuarial factors, mainly discount rate.

Our total debt was Rs.556,814 million as of March 31, 2013, as compared to Rs.508,123 million as of March 31, 2012. Short-term debt including the current portion of long-term debt was Rs.231,357 million as of March 31, 2013, as compared to Rs.220,975 million as of March 31, 2012. Our long-term debt, excluding the current portion, increased by Rs.38,309 million to Rs.325,458 million as of March 31, 2013 (Rs.287,148 million as of March 31, 2012). Long-term debt including the current portion increased by Rs.43,653 million to Rs.440,596 million. During Fiscal 2013, we issued rated, listed, unsecured non-convertible debentures of Rs.21,000 million with maturities of 2-7 years as a step to raise long term resources and optimize the loan maturity profile and Jaguar Land Rover issued USD 500 million Senior Notes due 2023 at a coupon of 5.625% per annum. There was a net increase in collateralized debt obligation by Rs.3,057 million as of March 31, 2013, mainly due to securitized finance receivables. Further, Senior notes (EURO MTF listed debt) increased by Rs.26,436 million to Rs.150,087 million as of March 31, 2013 from Rs.123,651 million as of March 31, 2012. Fixed deposits from public and shareholders (unsecured) decreased by Rs.20,018 million, whereas loan from banks/financial institution increased by Rs.27,726 million.

Total shareholders’ equity was Rs.373,906 million and Rs.331,344 million as of March 31, 2013 and 2012, respectively.

Our reserves increased from Rs.146,808 million as of March 31, 2012 to Rs.197,577 million as of March 31, 2013. We paid a dividend of Rs.14,855 million in Fiscal 2013.

Our other components of equity reflected a loss of Rs.12,660 million as of March 31, 2013 against a gain of Rs.1,311 million as of March 31, 2012. We have accounted for an actuarial gains/loss (net) reduction of Rs.23,086 million (after considering the tax credit of Rs.6,156 million) in respect of pension obligations. Further, there was a loss of Rs.15,106 million on cash flow hedges, recorded in comprehensive income. These were offset by a currency translation credit of Rs.798 million and gain on available for sale investments of Rs.353 million.

The ratio of net debt to shareholders’ equity (total debt less cash and cash equivalents and liquid marketable securities divided by total shareholders’ equity) under IFRS increased from 0.9 as of March 31, 2012 to 1.0 as of March 31, 2013. Details of the calculation of this ratio are set forth in Exhibit 7.1 to this annual report.

(1)	The following table sets forth our contingent liabilities as of the dates indicated.

	Fiscal 2013	Fiscal 2012
	(Rs. in millions)
Income Tax	1,215	1,832
Excise Duties	10,116	4,430
Sales Tax	4,574	5,506
Other Taxes and Claims*	3,055	2,383
Other Contingencies	467	836
Total	19,426	14,986

*	Other taxes and claims include claims by other revenue authorities and distributors. See Item 4.B “— Business Overview — Legal Proceedings”, of this annual report.

(2)	Rs.41,051 million and Rs.61,964 million in Fiscal 2013 and 2012, respectively, represent executory contracts on capital accounts otherwise provided for.

On an ongoing basis, our legal department reviews pending cases, claims by third parties against us and other contingencies. For the purposes of financial reporting, we periodically classify these matters into gain contingencies and loss contingencies. Gain contingencies are not recognized until the contingency has been resolved and amounts are received or receivable. For loss contingencies that are considered probable, an estimated loss is recorded as an accrual in financial statements and, if the matter is material, the estimated loss is disclosed. We do not consider any of these matters to be individually sufficiently material to warrant disclosure in our financial statements. Loss contingencies that are considered possible are not provided for in our financial statements, but if we consider such contingencies to be material, individually or in the aggregate, they are disclosed in our financial statements. Most loss contingencies are classified as possible unless clearly frivolous, in which case they are classified as remote and are monitored by our legal department on an ongoing basis for possible deterioration. We do not disclose remote matters in our financial statements. See note 34 of our audited consolidated financial statements included elsewhere in this annual report for additional information regarding our material claims and contingencies.

Since Fiscal 1997, we have benefited from participation in the EPCG Scheme which permits us to import capital equipment under a special license at a substantially reduced customs duty. Our participation in this scheme is subject to us fulfilling an obligation to export goods manufactured or produced by the use of capital equipment imported under the EPCG Scheme to the value of a multiple of the cost of insurance and freight value of these imports or customs duty saved over a period of 6, 8 and 12 years from the date of obtaining the special license.

We currently hold 92 licenses which require us to export our products of a value of approximately Rs.71.71 billion between the years 2002 to 2019, and we carefully monitor our progress in meeting our incremental milestones. After fulfilling some of the export obligations as per provisions of Foreign Trade Policy, as on March 31, 2013 we have remaining obligations to export products of a value of approximately Rs.4.66 billion by March 2019. In the event that the export obligation under the EPCG Scheme is not fulfilled, we would have to pay the differential between the reduced and normal duty on the goods imported along with interest. In view of our past record of exceeding our export milestones, and our current plans with respect to our export markets, we do not currently foresee any impediments to meeting our export obligation in the required time frame.

Tata and other brand vehicles — vehicle financing:

Through our vehicle financing division and wholly owned subsidiary, TMFL, we also provide financing services to purchasers of our vehicles through our independent dealers, who act as our agents, and through our branch network. The vehicle financing is intended to encourage sale of vehicles by providing financing to the dealers’ customers and as such is an integral part of automotive business.

In Fiscal 2013 and 2012, 33% and 27%, respectively, of our sales volumes in India were financed under loan contracts to our dealer’s customers. As of March 31, 2013 and 2012 our customer finance receivable portfolio comprised 732,550 and 665,169 contracts, respectively, with gross finance receivables of approximately, Rs.212,754 million and Rs.182,330 million as at March 31, 2013 and 2012, respectively. We follow specified internal procedures including quantitative guidelines for selection of our finance customers to assist in managing default and repayment risk in our portfolio. We originate all the contracts through our authorized dealers and direct marketing agents with whom we have agreements. All our marketing, sales and collection activities are undertaken through dealers or by our subsidiary, TMFL.

We securitize or sell our finance receivables on the basis of evaluation of market conditions and funding requirements. The constitution of these pools is based on criteria that are decided by credit rating agencies and/or based on the advice that we receive as to the marketability of a pool. We undertake these securitizations of our receivables in either or both of the following forms:

•	assignment of the receivables due from purchasers under loan agreements; and

•	securitization of receivables due from purchasers by means of private placement.

We act as collection agent on behalf of the investors, representatives, special purpose vehicles or banks, in whose favor the receivables have been assigned, for the purpose of collecting receivables from the purchasers on the terms and conditions contained in the applicable deeds of securitization, in respect of which pass-through certificates are issued to investors in case of special purpose vehicles, or SPVs. We also secure the payments to be made by the purchasers of amounts constituting the receivables under the loan agreements to the extent specified by rating agencies by any one or all of the following methods:

•	by furnishing to the investors collateral, in respect of the obligations of the purchasers and the undertakings to be provided by us;

•

by furnishing, in favor of the investors, 16% to 32% of the gross receivables as cash collateral in case of previous year securitization, for securitizations done during Fiscal 2013 the range lies between 11% to 15% of the gross receivables either by way of a fixed deposit or bank guarantee to secure the obligations of the purchasers and our obligations as the collection agent, based on the quality of receivables and rating assigned to the individual pool of receivables by the rating agency(ies); and

•	by way of over-collateralization or by investing in subordinate pass-through certificates to secure the obligations of the purchasers.

For further details refer Note 36(b) to our consolidated financial statements included elsewhere in this annual report.

Capital Expenditure

Capital expenditure totaled Rs.210,956 million, Rs.147,164 million and Rs.90,719 million during Fiscal 2013, 2012 and 2011, respectively. Our automotive operations accounted for a majority of this capital expenditure.

Our capital expenditures, during the past three years in India related mostly to (i) capacity expansion and new production facilities, (ii) the introduction of new products such as the Tata Nano, World Truck, Tata 407 Pickup, Tata Super ACE, Tata ACE EX, Tata Magic, Winger and Sumo Grande, (iii) the development of planned future products and technologies, (iv) quality and reliability improvements aimed at operating cost reductions and (v) modernization.

Capital expenditure in the Jaguar Land Rover business mainly included expenditure on plant at Halewood for Range Rover Evoque manufacturing and engine plant at Wolverhampton in Midlands UK, the construction which is in process. Jaguar Land Rover has entered into a joint venture agreement with Chery Automobile to build a factory in China for manufacturing of cars for Chinese market and product development for proposed new product introductions.

For details on our product development projects, please refer note 14 to our consolidated financial statements included elsewhere in this annual report.

Tata Motors continues to focus on development of new products for the Indian market and other international market it serves. The Jaguar Land Rover business continues to make investments in new technologies through its research and development activities to develop products that meet the requirements of the premium segment including developing sustainable technologies to improve fuel economy and reduce CO2 emissions. Please refer to Item 4.B “— Business Overview — Government Regulations” of this annual report for further details.

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

Some of our recently launched and anticipated new products are as follows:

Heavy Trucks: In September 2012, we launched Tata LPT 3723 — first in class five axle rigid trucks in India in the 10 x 4 configuration, the Tata Prima 3138.K Tipper, the Tata Prima 4938.S tractor and the Tata Prima 230 HP – LX range consisting of Tata Prima LX 4923.S, Tata Prima LX4023.S and Tata LPK 3118 tipper.

Buses: We launched MCV buses for intercity (AC – 45 Seater) and staff transportation (Non AC – 41 Seater), LP/ LPO Starbus Ultra with best in class features and fuel efficiency tailored to suit Indian conditions with highest capacity school bus in ICV platform in India (56 seats).

Passenger Cars: We launched the all-new Vista D90; and refreshed Tata Indica eV2, the most efficient car in its class with a mileage of 25 kmpl, with new exteriors and additional convenience features, launched the Manza Club Class with first in class features like 6.5” infotainment screen with voice enabled GPS guidance system, infinity roof, premium Italian leather seating system and plush interiors and the Nano MY13 with features like music system with Bluetooth/USB, glove box, refreshed interiors, etc., in an array of colours.

Utility vehicles: We launched the Tata Safari Storme with new interiors and improved performance with features like disc brake on all wheel and projector lens head lamp, we also launched Tata Aria Pure LX, a new variant with a bouquet of features.

Jaguar F-Type: We launched the new Jaguar F-TYPE convertible, which has been engineered for improved performance and responsive handling through features like supercharged V6 and V8 engines, lightweight body construction and advanced driving technologies.

Jaguar 2013 Model Year Sportbrake: In 2012, the new Jaguar XF Sportbrake took Jaguar’s globally acclaimed sporting saloon and extended its versatility and practicality.

New Range Rover: The all new Range Rover, which was launched in September 2012, has been developed from the ground up to provide a luxurious driving experience. Its elegant styling is a fresh interpretation of the car’s iconic design cues and while instantly recognizable as a Range Rover, the new vehicle takes a significant step forward with a bold evolution of the characteristic design.

We engaged in additional financing activities during Fiscal 2012 and 2013 as described above in the introduction to this Item 5.B. “— Liquidity and Capital Resources”.

C. Research and Development, Patents and Licenses, etc.

Please see Item 4.B “— Business Overview” of this annual report for the information required by this item.

D. Trend Information.

Please see Item 5.A “— Operating Results” of this annual report for the information required by this item.

E. Off-balance Sheet Arrangements

None

F. Tabular Disclosure of Contractual Obligations

	Payment due by period
	(Rs. in millions)
Type	Total	Less than 1 year	1 to 3 years	3 to 5 years	More than 5 years
Long Term Debts*	440,596	143,383	168,273	53,519	221,045
Capital Lease	2,849	732	1,339	620	158
Operating Lease	12,483	988	1,100	763	9,632
Capital Commitments	41,052	40,479	553	2	19
Purchase Commitments	194,229	52,401	109,738	32,091	—
Other Liabilities	168,784	91,604	23,765	4,420	49,688
Provisions	80,314	34,301	36,681	5,108	4,224

Total	940,307	363,888	341,449	96,522	284,765

*	Includes interest

Item 6.	Directors, Senior Management and Employees.

A. Directors and Senior Management.

Board of Directors.

Under our Articles of Association, the number of our directors cannot be less than three or more than fifteen. At present, there are twelve directors.

Article 127 of our Articles of Association provide that the Board of Directors of Tata Steel, which, with its subsidiary, owns, as of June 30, 2013, 5.54% of our Ordinary Shares and none of ‘A’ Ordinary Shares, has the right to nominate one director, the “Steel Director” to the Board. Mr. Cyrus P. Mistry was appointed as a nominee director of Tata Steel with effect from May 29, 2013.

In addition, our Articles of Association provide that (a) our debenture holders have the right to nominate one director; a Debenture Director, if the trust deeds relating to outstanding debentures require the holders to nominate a director; and (b) financial institutions in India, have the right to nominate two directors, the “Financial Institutions Directors”, to the Board pursuant to the terms of the loan agreements. Currently, there is no Debenture Director or Financial Institutions Director on the Board. Our directors are not required to hold any of our Shares by way of qualification.

As of June 30, 2013, our directors and senior management, in their sole and joint names, beneficially held an aggregate of 1,369,190 Ordinary Shares (approximately 0.05% of our issued share capital) and 120,860’A’ Ordinary Shares (approximately 0.03% of our issued share capital). In addition, some of our directors hold as trustees for various non-affiliated trusts, an aggregate of 1,774,880 Shares (representing approximately 0.07% of our issued share capital).

The following table provides information about our directors, Executive Officers and Chief Financial Officer as at June 30, 2013:

Name (2)	Position	Date of birth/ business address(1)	Year appointed as director or Executive Officer or Chief Financial Officer	Expiration of term	Number of ordinary shares of Rs. 2 each beneficially owned as of June 30, 2013	Number of ‘A’ ordinary shares of Rs.2 each beneficially owned as of June 30, 2013
Ratan N. Tata [3]	Chairman, Emeritus	Dec 28, 1937	1981		1,361,730	109,180
Cyrus P. Mistry	Chairman	July 4, 1968	2012	Non-rotational	NIL	NIL
Ravi Kant	Vice-Chairman	Jun 01, 1944	2000	2014	NIL	NIL
N.N. Wadia	Director	Feb 15, 1944	1998	2013	NIL	NIL
S. M. Palia[4]	Director	Apr 25, 1938	2006	—	1,500	12,500
R.A. Mashelkar	Director	Jan 01, 1943	2007	2013	NIL	NIL
Nasser Munjee	Director	Nov 18, 1952	2008	2014	NIL	NIL
Subodh Bhargava	Director	Mar 30, 1942	2008	2014	NIL	NIL
V K Jairath	Director	Dec 27, 1958	2009	2014	250	NIL
Ranendra Sen[5]	Director	Apr 09,1944	2010	—	NIL	NIL
Ralf Speth	Director	Sep 09, 1955	2010	2015	NIL	NIL
Falguni Nayar	Additional Director	Feb 19, 1963	2013	2015	NIL	NIL
Karl Slym[6]	Managing Director	Feb 9, 1962	2012	Non-rotational	NIL	NIL
Ravindra Pisharody	Executive Director (Commercial Vehicles)	November 24, 1955	2012	Non-rotational	NIL	50
S B Borwankar	Executive Director (Quality)	July 15, 1952	2012	Non-rotational	NIL	NIL
C. Ramakrishnan(7)	Chief Financial Officer	Jun 27,1955	2007	2015	5,000	2,880

(1)

The business address of each of our directors, Executive Officers and Chief Financial Officer, other than as described immediately below, is Bombay House, 24 Homi Mody Street, Mumbai 400 001. The business address of N.N. Wadia is The Wadia Group, C-1, Wadia International Centre (Bombay Dyeing), Pandurang Budhkar Marg, Worli, Mumbai 400 025, India; the business address of R. A. Mashelkar is “Raghunath”, D-4, Varsha Park, Baner, Pune 411045, India; the business address of Nasser Munjee is Development Credit Bank Ltd, Peninsula Business Park, Tower ‘A’ 6th Floor, Senapati Bapat Marg, Lower Parel, Mumbai 400 013, India; the business address of Subhodh Bhargava is Tata Communications Limited, 4th Floor, VSB Bangla Sahib Road, New Delhi - 110001, India; the business address of V K Jairath is 194-B, Kalpataru Horizon, S.K. Ahire Marg, Off Annie Besant Road, Worli, Mumbai 400018, Maharashtra, India; the business address of Ralf Speth is Jaguar Land Rover, Abbey Road, Whitley, Coventry, CV3 4LF, U K; the business address of S. B. Borwankar is Tata Motors Limited, Pune Works, Pimpri, Pune - 411 018; the business address of Falguni Nayar is FSN E-Commerce Ventures Pvt. Ltd., 104, Vsan Udyog Bhavan, Sun Mill Compound, Tulsi Pipe Road, Lower Parel (West), Mumbai-400 013.

(2)	Each of our directors, Executive Officers and Chief Financial Officer beneficially owns less than 1% of our Shares as of June 30, 2013.
(3)	Ceased to be the Chairman with effect from December 28, 2012 and appointed as Chairman Emeritus.
(4)	Retired with effect from April 25, 2013.
(5)	Ceased to be director with effect from October 16, 2012.
(6)	Appointed as Managing Director with effect from September 13, 2012.
(7)	As per the Company policy employees retire at the age of 60.

Biographies

Set forth below is a short biography of each of our directors, senior management and Chief Financial Officer:

Mr. Cyrus P. Mistry (Chairman): Mr. Cyrus P. Mistry is the Chairman of Tata Sons. He has been a director of Tata Sons since 2006. In addition to being Chairman of Tata Sons, Mr. Mistry is also Chairman of all major Tata companies, including Tata Industries, Tata Steel, Tata Motors Limited, TCS, Tata Power, Tata Teleservices, Indian Hotels, Tata Global Beverages and Tata Chemicals.

He was appointed as a director of Tata Motors with effect from May 29, 2012, and as Deputy Chairman of the Company with effect from November 7, 2012. Mr. Mistry took over as Chairman from Mr. Ratan N. Tata on his retirement with effect from December 28, 2012.

Mr. Mistry was previously a Managing Director of the Shapoorji Pallonji group. Under Mr. Mistry’s guidance, Shapoorji Pallonji’s construction business grew from a turnover of US$20 million to approximately US$1.5 billion. The group’s companies have evolved from pure construction to executing projects under design and build and EPC delivery methodologies, implementing complex projects in the marine, oil and gas, and rail sectors. Under Mr. Mistry’s stewardship, the companies executed many landmark projects in India — construction of the tallest residential towers, the longest rail bridge, the largest dry dock and the largest affordable housing project. The group’s international construction business is now present in over 10 countries.
Mr. Mistry was responsible for building the infrastructure development vertical in the Shapoorji Pallonji group, beginning in 1995 with a 106MW power project in Tamil Nadu, followed by the development of India’s largest biotech park near Hyderabad, in partnership with the Andhra Pradesh government. The infrastructure vertical has also developed two large road projects totaling an investment of US$550 million.

Mr. Mistry is a graduate of civil engineering from the Imperial College London (1990) and has an MSc in management from the London Business School (1997). He was recently bestowed with the Alumni Achievement Award by the London Business School.

Mr. Ratan N. Tata: Mr. Tata holds a B.Sc. (Architecture) degree in structural engineering from Cornell University, USA, and completed the Advanced Management Program at Harvard Business School, USA. He joined the Tata Group in 1962. In 1991, Mr. Tata was appointed Chairman of Tata Sons. Mr. Tata is associated with various organizations in India and overseas significant being Alcoa, Mitsubishi Corporation, the American International Group, JP Morgan Chase and Rolls Royce. Mr. Tata is also affiliated with the Indian Institute of Science, the Tata Institute of Fundamental Research and is the Chairman of the two of the largest private sector promoted philanthropic trusts in India. During his tenure, the combined revenues of Tata entities have grown over ten-fold to annualized revenues of over US$100 billion.

The Government of India honored Mr. Tata with its second highest civilian award, the Padma Vibhushan, in 2008. Earlier, in 2000, he had been awarded the Padma Bhushan. Mr. Tata has also been conferred honorary doctorates in business administration by the Ohio State University, in technology by the Asian Institute of Technology, Bangkok, in science by the University of Warwick and a fellowship of the London School of Economics.

Mr. Tata joined the Company’s Board in 1981, became Executive Chairman in 1988 and was appointed as the Non Executive Chairman in 2001. Under his leadership, the Company has transformed from being a leader in the domestic commercial vehicle market to being India’s largest automobile company, with strong businesses in both the commercial vehicles and passenger car segments and a growing international footprint. Some of his achievements include the design and development of India’s first indigenously produced car, the Indica, and the Nano, among the world’s cheapest cars and the acquisition of Jaguar Land Rover. He retired on December 28, 2012, on attaining the age of 75 as per the retirement policy and was appointed as Chairman Emeritus with immediate effect.

Mr. Ravi Kant (Vice-Chairman): Mr. Kant had his education at the Mayo College, Ajmer, the Indian Institute of Technology, Kharagpur and did his Masters in Management (Industry) from the Aston University, UK. He was conferred with an Honorary D.Sc. by the Aston University, UK and is an Honorary Industrial Professor at the University of Warwick, UK. Mr. Kant has extensive experience in the manufacturing and marketing fields, particularly in the automobile industry. Prior to joining the Company, he was with Philips India Limited as the director of the Consumer Electronics business.

He was awarded the Bombay Management Association Management Man of the Year Award 2008-09. The Indian Institute of Metals conferred him with the Honorary Membership of the Institute in the year 2010. He is also on the governing Board of Vale Columbia Center on Sustainable International Investment, SIFE Worldwide, the National Institute of Design, Ahmedabad, Chairman of IIM, Rohtak. He is the recipient of the Golden Peacock Corporate Award for Business Leadership for the year 2010 for his outstanding contribution in transforming Tata Motors Limited.

Mr. Kant joined the Company as Senior Vice President in February 1999 and was appointed as an Executive Director (Commercial Vehicle Business Unit) in July 2000 and as Managing Director in July 2005. Upon retiring from his Executive position on June 1, 2009, Mr. Kant continued on the Company’s Board of Directors as Vice-Chairman.

Mr. Nusli N. Wadia: Educated in the United Kingdom, Mr. Wadia is the Chairman of Bombay Dyeing & Manufacturing Company Limited and heads the Wadia Group.

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

Mr. S. M. Palia: Mr. Palia, a B.Com. LL.B. CAIIB and AIB (London), is a development banker by profession. He was with Industrial Development Bank of India, or IDBI, from 1964-1989. During this period, he held various positions including that of an Executive Director. He was also the Managing Director of Kerala Industrial and Technical Consultancy Organisation Limited, set up to provide consultancy services to micro enterprises and small and medium enterprises. Mr. Palia is on the Boards of various companies in the industrial and financial service sectors and is also actively involved as a trustee in various NGOs and trusts.

He was appointed as a director of the Company with effect from May 19, 2006. He retired with effect from April 25, 2013 on attaining the age 75 as per the retirement policy.

Dr. R. A. Mashelkar: Dr. Mashelkar is an eminent chemical engineering scientist. He retired from the post of Director General from the Council of Scientific and Industrial Research, or CSIR in 2006, after tenure of over 11 years. His leadership transformed CSIR into a user-focused, performance-driven and accountable organization.

Dr. Mashelkar is the President of Indian National Science Academy, or INSA, National Innovation Foundation, Institution of Chemical Engineers, UK and Global Research Alliance, a network of 60,000 scientists from five continents and has been honored with honorary doctorates from 26 universities, including Universities of London, Salford, Pretoria, Wisconsin and Delhi. Dr. Mashelkar has also been elected as Fellow/ Associate of Royal Society, or FRS, London National Academy of Science (USA), US National Academy of Engineering, Royal Academy of Engineering, UK, World Academy of Art and Science, USA and the Academy of the Developing World, Trieste, Italy.

Dr. Mashelkar has won over 50 awards and medals at national and international levels, including the JRD Tata Corporate Leadership Award and the Stars of Asia Award (2005). In the post liberalized India, Dr. Mashelkar through leadership of various organizations/ Government Committees has played a critical role in shaping India’s Science & Technology policies. The Government of India honored Dr. Mashelkar with the Padmashri (1991) and the Padma Bhushan (2000). Dr. Mashelkar is also a director of several well-known companies.

He was appointed as a director of the Company with effect from August 28, 2007.

Mr. Nasser Munjee: Mr. Munjee was educated at the Leys School, Cambridge, UK and holds Bachelor’s and Master’s degrees from the London School of Economics, UK. He joined Mr. H. T. Parekh, Chairman, ICICI, to establish, HDFC, the first housing finance company in India.

Mr. Munjee served HDFC for over 20 years at various positions including as its Executive Director. He was the Managing Director of IDFC up to March 2004. Since June 2005, he is the Chairman of the Development Credit Bank, or DCB. He is on the Board of various multinational companies and trusts. Mr. Munjee is a Technical Advisor on the World Bank – Public Private Partnership Infrastructure and Advisory Fund.

He was appointed as a director of the Company with effect from June 27, 2008.

Mr. Subodh Bhargava: Mr. Bhargava holds a degree in Mechanical Engineering from the University of Roorkee. He served the Eicher Group of companies since 1975. He retired as the Group Chairman and Chief Executive in March 2000 but continues as Chairman Emeritus, Eicher Group. He was the past President of the Confederation of Indian Industry, or CII, and the Association of Indian Automobile Manufacturers; and the Vice President of the Tractor Manufacturers Association. He was also a member of the Insurance Tariff Advisory Committee, the Economic Development Board of the Government of Rajasthan. He has held various prominent positions on various Chambers/Associations in the field of research in engineering and technology; and technical and management education and is currently associated as a director of several Indian corporates, including Tata Communications Limited and Tata Steel.

He was appointed as a director of the Company with effect from June 27, 2008.

Mr. V. K. Jairath: Mr. V. K. Jairath holds Bachelor of Arts Degree in Public Administration and Bachelor of Laws Degree, both, from the Punjab University, Masters in Economics from the University of Manchester, UK and joined Indian Administrative Service in 1982.

Mr. Jairath served as the Principal Secretary (Industries), Government of Maharashtra before he took voluntary retirement from Government Services on March 31, 2008. He is presently providing Consultancy and Advisory Services on Legal, Financial and Regulatory issues related to Infrastructure Development and Industrial Investment.

Mr. Jairath has over 25 years of experience in public administration, rural development, poverty alleviation, infrastructure, finance, industry, urban development, environmental management occupying various important positions in the Government of India and the State Government of Maharashtra.

He has held various positions as the Managing Director of SICOM, Secretary to the Governor of Maharashtra, Municipal Commissioner of Kolhapur, Collector of Wardha, besides being an Independent Director on the Boards of Public Sector Companies and Banks.

He was appointed as a director of the Company with effect from March 31, 2009.

Mr. Ranendra Sen: Mr. Sen, graduated from St. Xavier’s College and joined the Indian Foreign Service in 1966. He served in various capacities at Embassies and Consulates in Moscow, San Francisco and Dhaka; as Deputy Secretary and Joint Secretary in the Ministry of External Affairs and as Secretary to the Atomic Energy Commission. He was also the Joint Secretary to successive Prime Ministers responsible for foreign and defense policies, atomic energy, space and other tasks.

Mr. Sen was assigned as the Ambassador to Mexico (1991-1992), Russia (1992-1998) and reunified Germany (1998-2002), as the High Commissioner to the United Kingdom (2002-2004) and as the Ambassador to the United States (2004-2009). He is the first Indian to serve as envoy to three P-5 and four G-8 capitals and has participated in about 180 multilateral and bilateral summits.

He was appointed as a director of the Company with effect from June 1, 2010 and ceased to be director with effect from October 16, 2012.

Dr. Ralf Speth: Dr. Speth is a Doctorate of Engineering in Mechanical Engineering and Business Administration from Warwick University, UK and holds a degree in engineering from Rosenheim University, Germany. Dr. Speth worked as a business consultant for a number of years before joining BMW in 1980. After serving BMW for 20 years, Dr. Speth joined Ford’s Premier Automotive Group as Director of Production, Quality and Product Planning.

Dr. Speth was appointed to the post of Chief Executive Officer at Jaguar Land Rover on February 18, 2010. He is on the Board of Jaguar Land Rover Automotive PLC, UK and is also the Chairman and Chief Executive Officer of the two wholly-owned subsidiary companies, Jaguar Land Rover Limited and Land Rover in the United Kingdom. Prior to this appointment, Dr. Speth was Head of Global Operations at the International Industrial Gases and Engineering Company, The Linde Group.

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

Mr. Pisharody was appointed as Executive Director (Commercial Vehicles) of the Company with effect from June 21, 2012.

Mr. S. B. Borwankar: Mr. Borwankar is a Mechanical Engineer with honors from IIT, Kanpur. He joined the Company in August 1974 and has been responsible in various executive positions for overseeing and implementing product development, manufacturing operations and quality control initiatives. He played a significant role in setting up greenfield projects for M&HCVs, axle components, designing and production of trims and chassis. He has over 37 years of experience in manufacturing and quality control with the Company.

Prior to his induction on the Board, Mr. Borwankar was Senior Vice President (Manufacturing Operations, CVBU).

Mr. Borwankar was appointed as Executive Director (Quality, Vendor Development & Strategic Sourcing) of the Company with effect from June 21, 2012.

Ms. Falguni Nayar: Ms. Falguni Nayar holds a B.Com, PGDM (from IIM, Ahmedabad) and has been an investment banker having spent over 19 years with Kotak Mahindra Bank with the last 6 years as Managing Director and CEO of Kotak Investment Bank. Prior to this, she was with A F Ferguson & Co. as Manager. She is currently the founder and CEO of Nykaa.com, an online shopping website for beauty and wellness products and also offers an online magazine, expert advice and virtual makeover tools. She is also the Corporate Advisor to Temasek Holdings Advisors India Pvt. Ltd., a Singapore based investment company supported by affiliates in Asia and Latin America. She has also held varied positions such as Director — Business Standard, Founding Member of Asia Society and Member of BSE’s CEO Selection Committee. She was recognized as the ‘Top Business Woman’ by Business Today in 2009 and 2011 and has received the FICCI Ladies Organisation award for ‘Top Woman Achiever’ in the field of banking in 2008.

She was appointed as a director of the Company with effect from May 29, 2013.

Mr. Karl Slym (Managing Director): Mr. Karl Slym joined Tata Motors as the Managing Director from September 13, 2012. He leads all operations of Tata Motors in India and international markets.

Before joining Tata Motors, Mr. Slym was the Executive Vice President and Board Member, SGMW Motors, China (a General Motors Joint Venture), prior to which he was President, Managing Director and Board Member of General Motors in India. For over two decades, Mr. Slym has been with Toyota and General Motors in various positions across geographies. Mr. Slym is an alumnus of Stanford University and a Sloan Fellow.

Mr. C. Ramakrishnan (Chief Financial Officer): Mr. Ramakrishnan, joined Tata Motors Limited in 1980. He handled corporate treasury and accounting functions as well as management accounting. After a two-year company-wide IT project responsibility covering R&D, manufacturing, sourcing and sales and service, he had worked in the Chairman’s office. Mr. Ramakrishnan holds a B.Com. degree and is a qualified Chartered Accountant and Cost Accountant. Mr. Ramakrishnan was appointed as the Chief Financial Officer of Tata Motors with effect from September 18, 2007.

There is no family relationship between any of our directors, Executive Officers or Chief Financial Officer.

B. Compensation.

The following table provides the annual compensation paid/accrued to our directors and Executive Officers for Fiscal 2013.

Name	Position	Remuneration(1) (in Rs.)
Ratan N. Tata(2)(9)	Chairman, Emeritus	17,265,000
Cyrus P. Mistry	Chairman	200,000
Ravi Kant(3)(9)	Vice Chairman	17,020,000
N.N. Wadia	Director	2,760,000
S.M. Palia(4)	Director	6,410,000
R A Mashelkar	Director	2,320,000
N Munjee	Director	9,833,000
S. Bhargava	Director	2,780,000
V K Jairath	Director	2,380,000
Ranendra Sen	Director	600,000
Ralf Speth(5)	Director	177,585,000
P M Telang(10)	Managing Director-India operations	39,448,000
Karl Slym(9)	Managing Director	109,687,000
Ravi Pisharody(6)(9)	Executive Director (Commercial Vehicles)	25,449,000
Satish Borwankar(7)(9)	Executive Director (Quality)	17,575,000
C. Ramakrishnan (8)(9)	Chief Financial Officer	26,107,000

1.	Includes salary, allowance, taxable value of perquisites, commission and our contribution to provident fund and superannuation fund for Managing Directors / Chief Financial Officer and sitting fees and commission for non-Executive Directors.
2.	Ceased to be director with effect from December 28, 2012. Apart from the above, Mr. Ratan N. Tata, who was formerly the Executive Chairman of the Company, is paid Rs.3,673,000 as special retirement benefits as per Company’s Policy. Includes fees as advisor to the Company for overseeing Jaguar Land Rover operations.
3.	The remuneration of Mr. Ravi Kant, also includes fees as advisor to the Company for overseeing Jaguar Land Rover operations and remuneration from Jaguar Land Rover and sitting fees paid by TAL Manufacturing Solutions Limited. Apart from the above, Mr. Kant who was formerly the Managing Director of the Company is also paid special retirement benefits of Rs.7,680,000 as per the Company’s Policy.
4.	Ceased to be director with effect from April 25, 2013.
5.	Dr. Ralf Speth’s remuneration mentioned above is paid by Jaguar Land Rover which include the value of car perks, NIC payments and pension accrual.
6.	The remuneration includes sitting fees paid by Tata International Limited.
7.	The remuneration also includes sitting fees and commission paid by Automobile Corporation of Goa Ltd.
8.	The remuneration paid includes sitting fees paid by Sheba Properties Limited and TTL and commission and sitting fees paid by Automobile Corporation of Goa Ltd.
9.	Rounded to nearest thousands of Indian rupees and the retirement benefits exclude provision for encashable leave and gratuity as a separate actuarial valuation is not available.
10.	Ceased to be director with effect from June 21, 2012.

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

The Board also undertakes our subsidiaries’ oversight functions through review of their performance against their set targets, advises them on growth plans and where necessary, gives strategic guidelines. While all our subsidiaries have their respective Board of Directors and their management is responsible for their performance, our Board oversees the performance of our subsidiaries on a quarterly basis to have an oversight over the performance and functioning of our subsidiary companies. Our Audit Committee also has a meeting wherein the CEO and the CFO of our subsidiary companies meet annually and make presentations on significant issues in audit, internal control and risk management. The minutes of the meetings of our subsidiary companies are also placed before our Board of Directors and attention is drawn to significant transactions and arrangements entered into by our subsidiary companies.

Committees.

The Audit Committee comprises four independent directors: N. Munjee, Chairman, Falguni Nayar (appointed with effect from May 29, 2013), R. A. Mashelkar and V. K. Jairath. The scope of the Audit Committee includes:

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

The Remuneration Committee comprises two independent directors, namely N. N. Wadia and S. Bhargava and two non-Executive Directors, namely Cyrus P. Mistry (appointed with effect from February 14, 2013) and Ravi Kant. The committee is empowered to review the remuneration of whole-time directors, retirement benefits to be paid to them and dealing with matters pertaining to Employees’ Stock Option Scheme.

We have not issued any stock options to our directors/employees.

The Investor Grievance Committee comprises Ms. Falguni Nayar (appointed with effect from May 29, 2013), Karl Slym (appointed with effect from February 14, 2013), Ravi Kant and V. K. Jairath, and oversees the redressing of investors’ complaints pertaining and to securities transfers, interest/dividend payments, non-receipt of annual reports, issue of duplicate certificates, transmission of shares and debentures, matters pertaining to our Fixed Deposit Program and other miscellaneous complaints. Its scope also includes delegation of powers to our executives or the share transfer agents to process share transfers and other investor-related matters.

The Executive Committee of the Board comprises Cyrus P. Mistry (appointed with effect from May 29, 2012) Chairman Ravi Kant, S. Bhargava, N. N. Wadia, N. Munjee, Ravindra Pisharody Satish Borwankar, and Karl Slym (appointed with effect from. September 13, 2012). This Committee came into effect on July 25, 2006, upon the dissolution of the Finance Committee and the Committee of the Board. The Committee reviews revenue and capital expenditure budgets, long-term business strategy, the organizational structure, raising of finance, property related issues, review and sale of investments and the allotment of securities within established limits.

The Ethics and Compliance Committee sets forth policies relating to the implementation of the Tata Code of Conduct for Prevention of Insider Trading and takes on record the monthly reports and dealings in securities by the “Specified Persons”. It also implements appropriate actions in respect of violations of the Tata Code of Conduct. The Ethics and Compliance Committee comprises, Falguni Nayar (appointed with effect from May 29, 2013), Ravi Kant, V. K. Jairath and Karl Slym (appointed with effect from February 14, 2013) and C. Ramakrishnan, our Chief Financial Officer, who is the Compliance Officer under the said Code.

The Nominations Committee was constituted with the objective of identifying independent directors to be inducted on the Board from time to time to refresh its membership. The Nominations Committee comprises N. N. Wadia, Chairman, Cyrus P. Mistry (appointed with effect from February 14, 2013) and Ravi Kant.

The Safety, Health & Environment, or SHE, Committee was constituted with the objective of reviewing Safety, Health and Environment practices. The Board of Directors in its meeting held on February 14, 2013, constituted a Committee and adopted a Charter for the same. The SHE Committee comprises R.A. Mashelkar as Chairman, V.K. Jairath, Karl Slym, Ravindra Pisharody and Satish Borwankar as members of the said Committee.

Apart from the Committees described above, the Board of Directors also constitutes committee(s) of directors with specific terms of reference as it may deem fit.

D. Employees.

We consider our human capital as a critical factor to our success. Under the aegis of Tata Sons and the Tata Sons promoted entities, we have drawn up a comprehensive human resource strategy which addresses key aspects of human resource development such as:

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

In line with our human resource strategy, we, in turn, have implemented various initiatives in order to build better organizational capability that we believe will enable us to sustain competitiveness in the global market place. Our human resources focus is to attract talent, retain the better and advance the best.

Some of the initiatives to meet this objective include:

•	Extensive process mapping exercise to benchmark and align the human resource processes with global best practices.

•	Introduction of a globally benchmarked employee engagement programme.

•	Succession planning through identification of second level of managers for all units, locations, functions.

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

•	Introduction of performance rating based salary review and quality linked variable payment for supervisory category of employees.

•	Restructuring the top level organization and creation of new verticals for greater functional focus and moving towards creating a matrix organization.

•	Creation of a powerful employer brand to attract talent — “Lead the Future” has become our Employee Value Proposition statement.

•

Driving cultural transformation — We have reframed the mission, vision, values and culture of the organization and introduced the concept of ACES — Accountability, Customer & Product focus, Excellence and Speed.

•	Extensive brand building initiatives at university campuses to increase recruiting from premium universities.

•	Jaguar Land Rover launched a new “Team Talk Online” portal to its production workers, which provides them with business updates alongside information on employee benefits, training and development.

We employed approximately 62,716 and 58,618 permanent employees as of March 31, 2013 and 2012 respectively, including as part of our Jaguar Land Rover business. The average number of temporary employees for the Fiscal 2013 was approximately 39,009.

The following table set forth a breakdown of persons employed by our business segments and by geographic location as of March 31, 2013.

Segment	No. of Employees
Automotive	56,393
Other	6,323
Total	62,716

Location	No. of Employees
India	41,597
Abroad	21,119
Total	62,716

Training and Development

We are committed to building the competences of our employees and improving their performance through training and development. Our focus is on identifying gaps in our employees’ competencies and preparing employees for changes in competitive environments, as well as to meet organizational challenges.

Some of the focus areas in training in the last year centered on leadership, innovation management and internationalization besides other training programs to drive a change in our employees’ outlook as we continue to develop as a global competitor. Developmental initiatives for our senior leadership were undertaken through international programs at various premier institutions around the world. The entire senior leadership was also taken through a cultural sensitivity program conducted by world renowned faculty. Certain employees have also been selected for the Fulbright fellowships for leadership in management. In addition, in order to emphasize the sharing of skills across our locations and functions extensive technical training programs were organized in Pune, Jamshedpur and Lucknow. The technical exposure was enhanced further through international training and participation at international seminars.

At Jamshedpur, Pune and Lucknow in India, we have also established training divisions that impart basic skills in various trades like milling, grinding and welding to our young apprentices. We received the Best Learning Organization in Asia award from Learning & Organization Development Roundtable in June 2012.

The Tata Motors Academy has created two initiatives in the Learning and Development space. “iTeach” is an innovative practice of getting line managers to take ownership in sharing their knowledge and experience. We have switched to e-enabled learning through Learning Management Systems, or LMSs. Programs like “Autonova”, “Project Leap” were introduced in Fiscal 2013.

Jaguar Land Rover launched a new higher apprenticeship programme offering 55 places this year in key pathways, in addition to its current intermediate and advanced apprenticeship portfolio, which currently has over 1,500 apprentices on programme in 2012. Jaguar Land Rover moved from 60th in 2011 to 26th in 2012 on the list of Times Top 100 Graduate employers. This was then followed by a move in the Guardian Top 300 Graduate employers from a position of 127th in 2011 to 30th in 2012.

Union Wage Settlements

All employees in India belonging to the operative grades are members of labor unions except at our Sanand and Dharwad plants. We have generally enjoyed cordial relations with our employees at our factories and offices.

Employee wages are paid in accordance with wage agreements that have varying terms (typically three years) at different locations. The expiration dates of the wage agreements with respect to various locations/subsidiaries are as follows:

Location/subsidiaries	Wage Agreement valid until
Pune CVBU	August 31, 2015
Pune PCBU	March 31, 2013	**
Jamshedpur	March 31, 2013	*
Mumbai	December 31, 2015
Lucknow	March 31, 2014
Pantnagar	March 31, 2015
Jaguar Land Rover	October 31, 2014
Tata Hispano	December 31, 2012	*

*	under negotiation
**	Agreement signed in May 2013.

A cordial industrial relations environment has been maintained in all our manufacturing units.

The variability in wage settlements was built in by introducing vehicles and profit linked payment scheme based on the index of various parameters such as quality, productivity, operating profit and individual’s performance and attendance. As a result, the payment was high if company did well and low if it did not.

Union support in implementation of reforms that impact quality, cost erosion and productivity improvements across all locations is commendable.

TDCV union employees had filed a lawsuit against TDCV in March 2011, for including some elements of non- ordinary salary and bonus as part of ordinary wages. The District court gave a judgment in the union employees’ favor on January 2013, and ordered TDCV to pay the employees KRW 17.2 billion and interest. TDCV has filed an appeal against the order.

E. Share Ownership.

The information required by this item is set forth in Item 6.A “— Directors, Senior Management and Employees” of this annual report.

Item 7.	Major Shareholders and Related Party Transactions.

A. Major Shareholders.

We are a widely held, listed company with approximately 396,528 shareholders for Ordinary Shares and 46,761 shareholders for ‘A’ Ordinary Shares of record. To our knowledge, as of June 30, 2013, the following persons beneficially owned 1% or more of 2,736,705,717 Ordinary Shares and 481,959,620 ‘A’ Ordinary Shares outstanding at that time:

Name of Shareholder	Holding	Percentage
Ordinary Shares

Tata Sons Limited and Subsidiary	715,781,955	26.16
Tata Steel Limited and Subsidiary	151,687,515	5.54
Tata Industries Limited	68,436,485	2.50
Europacific Growth Fund	71,282,662	2.60
Citibank N.A.(1)	526,720,980	19.24
ICICI Prudential Life Insurance Company Limited	30,232,452	1.10
Life Insurance Corporation of India	144,241,405	5.27

‘A’ Ordinary Shares*

Name of Shareholder	Holding	Percentage
HDFC Trustee Company Limited - HDFC Top 200 Fund	28,548,461	5.92
HDFC Trustee Company Limited - HDFC Equity Fund	25,223,932	5.23
Eastspring Investments India Equity Open Limited	11,239,310	2.33
Swiss Finance Corporation (Mauritius) Limited	15,197,783	3.15
HDFC Trustee Company Limited - HDFC Prudence Fund	9,846,027	2.04
Dragon Peacock Investments Limited	5,296,068	1.10
Merill Lynch Capital Markets Espana S.A.S.V	9,459,748	1.96
ICICI Prudential Focused Bluechip Equity Fund	7,345,749	1.52
SBI Magnum Tax gain Scheme - 1993	7,200,000	1.49
DSP Blackrock Top 100 Equity Fund	8,023,784	1.66
HSBC Global Investment Funds A/C HSBC Global Investment Funds Mauritius Limited	30,825,680	6.40
Government Pension Fund Global	8,980,145	1.86
HDFC Trustee Company Limited - HDFC Tax Saver fund	6,685,418	1.39
Government Of Singapore	10,727,978	2.23
Robeco Capital Growth Funds	5,720,000	1.19
Mathews Asia Dividend Fund	25,410,000	5.27
Reliance Life Insurance Company Limited	5,784,420	1.20
The Master Trust Bank of Japan, Limited A/c HSBC Indian Equity Mother Fund	8,192,143	1.70
HSBC Global Investment Fund A/c HSBC Global Investment Funds BRIC Equity	7,530,455	1.56
D.E. Shaw Oculus Investments BI-FI Mauritius Limited	5,128,000	1.06
Franklin Templeton Investment Funds	4,900,000	1.02
Franklin Templeton Mutual fund A/c Franklin India Bluechip Fund	5,700,000	1.18

(1)

Citibank, N.A. as depositary for our ADRs and GDRs, was the holder on record on June 30, 2013 of 526,671,120 Shares and 49,860 Shares respectively on behalf of the beneficial owners of deposited shares.

*	The ‘A’ Ordinary Shareholders are entitled to receive a dividend for any financial year at five percentage points more than the aggregate rate of dividend declared on Ordinary Shares for that financial year but are entitled to one vote for every ten ‘A’ Ordinary Shares held as per the terms of its issue and the Articles of Association of the Company.

From March 31, 2010 to June 30, 2013, the holdings of our largest shareholder, Tata Sons Limited (together with its subsidiaries), have decreased from 27.85% to 26.16%. The holdings of Tata Steel Ltd. (together with its subsidiaries) have decreased from 6.93% as of March 31, 2010 to 5.54% as of June 30, 2013. The shareholding of Citibank N.A. as depositary for our ADRs and GDRs has increased from 11.89 % to 19.24%. The shareholding of Life Insurance Corporation of India Ltd. has decreased from 10.83% to 5.27%.

According to our register of shareholders and register of beneficial shareholders, as of June 30, 2013, there were 74 registered holders of our shares with addresses in the United States, whose shareholdings represented approximately 0.03% of our outstanding Ordinary Shares on that date, excluding any of our shares held by United States residents in the form of depositary shares. Because some of these shares were held by brokers or other nominees, the number of record holders with addresses in the United States may be fewer than the number of beneficial owners in the United States.

The total permitted holding of Foreign Institutional Investors, or FIIs, in our paid up share capital has been increased to 35% by a resolution passed by our shareholders on January 22, 2004. The holding of FIIs in us as of June 30, 2013 was approximately 30.68%. See Item 10.D “— Exchange Controls” for further details.

None of our shares of common stock entitles the holder to any preferential voting rights.

Under the new Takeover Regulations of India, in the event of any acquisition of shares or voting rights, which, taken together with shares or voting rights held by the acquirer and by person acting in concert with such acquirer, aggregate to 5% or more of the shares, or any acquisition or disposal of 2% or more shares or voting rights, such person must file a report concerning the shareholding or the voting rights with us and the stock exchanges on which our Shares are traded. Please see Item 9.A “— Offer and Listing Details — Markets” for information with respect to these stock exchanges. Disclosures would be applicable under the Insider Trading Regulations of India with respect to (i) any person who holds more than 5% shares or voting rights and any change in his holdings by 2% or more (ii) any person, who is a director or officer of the company on becoming a director or an officer of the company and any person who is a promoter or part of a promoter group on becoming a promoter or belonging to a promoter group, shall disclose any change in the holdings exceeding Rs.5 lacs in value or 25,000 shares or 1% of the total shareholdings or voting rights whichever is lower. The above disclosure under Insider Trading Regulations would be made to us and we would in turn disclose to relevant stock exchanges. Furthermore, under our listing agreement with the stock exchanges where our Shares are listed, we are required to periodically disclose to such stock exchanges the name and percentage of shares held by persons or entities that hold more than 1% of our Shares. For the purposes of the above, reporting and takeover requirements under our listing agreements, shares withdrawn from our ADS/GDS facility will be included as part of a person’s shareholding in us.

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

For details regarding voting rights, please refer to Item 10.B “— Memorandum and Articles of Association — Voting Rights”.

B. Related Party Transactions.

Our related parties principally consist of Tata Sons, subsidiaries and joint ventures of Tata Sons, our joint ventures and our associates and their subsidiaries. We routinely enter into transactions with these related parties in the ordinary course of business. We enter into transactions for sale and purchase of products with our associates and joint ventures.

The following table summarizes related party transactions and balances included in our consolidated financial statements included elsewhere in this annual report for the year ended / as of March 31, 2013:

	With associates and their subsidiaries	With joint ventures	With Tata Sons Ltd and its subsidiaries and joint ventures	Notes
	(Rs. in millions)
Purchase of products	49,206	29,264	1,354	(Note a	)
Sale of products	2,079	6,232	8,304
Services received	2	5	5,178	(Note b	)
Services rendered	154	258	576
Interest Income	42	1,895	9	(Note c	)
Interest expenses	17	1,519	213
Dividend Income	589	—	115
Dividend paid	—	—	2,898
Amount receivable in respect of Loans and interest thereon	38	3,251	53	(Note c	)
Amount payable in respect of Loans and interest thereon	295	—	1,431	(Note d	)
Loans given	—	710	100
Loans repaid by related parties	238	—	310
Loans taken	710	—	3,291
Loans repaid by us	505	—	5,277	(Note d	)

Notes:

The details of major items are as follows:

a.	During Fiscal 2013, we purchased from our associates various vehicle components, assemblies, aggregates, etc., totaling Rs.49,206 million. For the period from April 1, 2013 through June 30, 2013, our purchases were Rs.7,522 million from these associates. These purchases have been made at fair market price determined in accordance with normal commercial terms.

b.	i)	The services received from Tata Sons Limited include those for which brand subscription fees were paid pursuant to an agreement with them (Refer to Exhibit 4.1), under which the Company and certain of its subsidiaries have agreed to pay an annual subscription fee for participation and gain from promotion and protection of the Tata brand identity. The annual subscription fee is equal to 0.15%-0.25% of annual net income (defined as net revenues exclusive of excise duties and other governmental taxes and non-operating income), subject to a ceiling of 5% of annual profit before tax (defined as profit after interest and depreciation but before income tax) (unconsolidated as per Indian GAAP).

	ii)	We received IT related services from one of the subsidiaries of Tata Sons (a leading IT service provider). We also received other business support services from subsidiaries of Tata Sons, in the areas of call center and transaction processing work for the Company and some of its subsidiaries. These services are in the normal course of business and the transaction prices represent fair market price of the consideration, and other terms have been based on the normal commercial terms.

	iii)	During Fiscal 2013, the Company engaged one of the subsidiaries of Tata Sons, TCS, a leading IT service provider, for integrated IT service relating to IT infrastructure for the Company, Jaguar Land Rover and other subsidiary companies. The contract was finalized after evaluation of competitive bids from TCS and other IT service provider. These services are in the normal course of business and the transaction prices represent fair market price of the consideration, and other terms have been based on the normal commercial terms.

c.	As at March 31, 2013, the subordinated loan to a joint venture (including interest) was Rs.3,251 million and represents the largest amount outstanding during Fiscal 2013. The loan is subordinated to other borrowings of the joint venture. The interest in respect of loans was Rs.238 million for Fiscal 2013, and is based on the reference rate of the Reserve Bank of India. As of June 30, 2013, we had a total of Rs.3,301 million of outstanding loans (including interest).

d.	In the earlier years, the Company sold finance receivables to one of the subsidiaries of Tata Sons that is engaged in financial services. Due to credit enhancement provided to the transferee, the transfers did not qualify for derecognition and therefore the amounts received were recorded as collateralized debt obligation. An amount of Rs.578 million represented the collateralized debt obligation outstanding as at March 31, 2013, with interest rate of 8% to 9.30%. The largest amount outstanding during Fiscal 2013 was Rs.2,914 million. As of June 30, 2013, we had nil outstanding of collateralized debt obligations. These finance receivables have been securitized in the normal course of business. These were on substantially the same terms, including interest rates and collateral, had these transactions been undertaken with an unrelated party.

Please refer to Note 38 to our consolidated financial statements included elsewhere in this annual report for further detail.

C. Interests of Experts and Counsel.

Not applicable.

Item 8.	Financial Information.

A. Consolidated Statements and Other Financial Information.

The information required by this item is set forth beginning on page F-1 of this annual report.

Legal or Arbitration Proceedings.

The information on legal or arbitration proceedings required by this item is set forth in Item 4.B “— Business Overview — Legal Proceedings”.

Dividend Policy.

Any dividend declared by Tata Motors is based on the profits available for distribution as reported in the unconsolidated statutory financial statements of Tata Motors prepared in accordance with Indian GAAP. Further, Indian law mandates that dividend be declared out of distributable profits only after the transfer of a specified percentage of net income computed in accordance with current regulations to a general reserve. Based on the net income available for appropriation, dividends are recommended by the Board of Directors for approval by the shareholders at our Annual General Meeting. Further, the Board of Directors may also pay an interim dividend at its discretion. Since Fiscal year 1956, we have had an uninterrupted dividend distribution except for the Fiscal years 2001 and 2002. We returned to dividend distribution in Fiscal 2003. In view of our profitable performance, we declared dividends (excluding dividend tax) totaling Rs.12,807 million, 12,742 million and 8,590  million for Fiscal 2013, 2012 and 2011 to the shareholders.

B. Significant Changes.

Other than as set forth in this annual report, no significant change has occurred with respect to us since the date of our audited consolidated IFRS financial statements included elsewhere in this annual report.

Item 9.	The Offer and Listing.

A. Offer and Listing Details.

There has been no SEC-registered offering of our Shares in the United States.

The details on our share and ADS price history are included in Item 9.C “— Markets”.

B. Plan of Distribution.

Not applicable.

C. Markets.

	NSE			BSE			NYSE
	Closing Price per Ordinary Share			Closing Price per Ordinary Share			Closing Price per ADS
	Period High	Period Low		Period High	Period Low		Period High	Period Low
	(Rs. Per Share)		Avg. Daily Trading Volume (in ‘000)	(Rs. Per Share)		Avg. Daily Trading Volume (in ‘000)	(US$ Per ADS)		Avg. Daily Trading Volume (in ‘000)
Fiscal
2013	333.70	205.10	10,275.70	333.40	204.85	1,321.40	30.74	18.94	562.27
2012	1,298.70	139.60	9,367.10	1,295.05	139.65	1,459.06	28.87	14.89	833.79
2011	1,365.15	673.45	3,667.12	1,365.60	673.70	693.39	36.00	15.65	849.69
2010	826.45	180.00	4,987.09	827.40	179.85	1,388.76	18.77	5.36	580.72
2009	691.55	126.20	1,734.36	690.45	126.45	502.91	17.15	3.14	466.25
2008	830.55	609.40	1,311.00	830.40	606.35	305.71	20.85	14.98	518.73
Fiscal
2013
1st Quarter	319.25	221.65	11,691.75	319.35	221.55	1,733.27	30.28	20.07	735.90
2nd Quarter	277.85	205.10	10,026.14	277.65	204.85	1,378.32	25.68	18.94	493.38
3rd Quarter	312.65	247.65	9,859.39	312.40	247.70	1,125.91	28.72	23.88	402.16
4th Quarter	333.70	269.15	9,499.97	333.40	269.30	1,037.39	30.74	24.41	617.75
Fiscal
2012
1st Quarter	1,298.70	931.00	2,111.76	1,295.05	930.25	349.93	28.58	21.10	927.20
2nd Quarter	1,068.10	139.60	5,594.62	1,063.95	139.65	874.00	24.05	14.89	978.63
3rd Quarter	206.80	147.70	15,312.45	206.20	147.25	2,549.26	21.34	15.00	719.66
4th Quarter	290.45	183.95	14,535.50	289.40	183.80	2,087.37	28.87	18.11	705.00
Fiscal
2011
1st Quarter	872.60	673.45	4,858.74	872.85	673.70	924.54	20.60	15.65	508.24
2nd Quarter	1,106.45	750.95	3,569.12	1,106.65	750.90	798.15	25.52	17.16	654.94
3rd Quarter	1,365.15	1,102.95	3,263.50	1,365.60	1,104.90	511.13	36.00	25.59	1,062.97
4th Quarter	1,308.45	1,054.40	2,982.49	1,306.45	1,058.25	536.80	30.06	23.93	1,177.51
Fiscal
2010
1st Quarter	389.20	180.00	5,552.20	389.05	179.85	1,412.28	10.58	5.36	673.98
2nd Quarter	614.85	262.65	6,184.43	614.50	262.05	1,600.82	13.33	7.64	485.31
3rd Quarter	791.55	529.30	4,344.56	792.60	529.4	1,004.88	17.19	11.38	593.37
4th Quarter	826.45	667.40	3,798.06	827.40	668.70	1,529.71	18.77	14.28	571.24
Month
March 2013	309.40	269.15	10,126.55	309.25	269.30	969.18	28.49	24.41	585.69
February 2013	306.75	281.65	8,655.31	306.90	285.00	922.75	29.12	26.73	615.07
January 2013	333.70	293.45	9,716.85	333.40	293.55	1,193.42	30.74	26.99	650.71
December 2012	312.65	271.55	9,747.96	312.40	271.30	1,386.00	28.72	25.02	355.23
November 2012	283.95	258.75	12,527.20	284.10	258.85	1,122.87	25.73	23.88	455.28
October 2012	280.55	247.65	7,424.74	280.35	247.70	881.09	26.81	24.13	393.74
September 2012	277.85	228.70	10,366.80	277.65	228.70	1,294.80	25.68	20.72	565.94
August 2012	248.10	220.95	10,182.98	247.90	220.90	1,398.22	22.13	19.88	472.21
July 2012	246.50	205.10	9,566.73	246.40	204.85	1,435.24	22.42	18.94	450.93
June 2012	248.20	221.65	13,774.30	248.10	221.55	2225.67	22.25	20.07	571.70
May 2012	308.40	233.00	12,891.74	308.30	233.20	1700.60	29.88	20.79	906.59
April 2012	319.25	275.60	8,185.10	319.35	275.75	1252.18	30.28	27.00	720.56
March 2012	290.45	267.00	11,261.60	289.40	266.00	1517.36	28.87	26.22	582.59
February 2012	287.85	246.45	16,624.52	286.40	246.10	2568.69	28.14	24.98	769.89
January 2012	243.75	183.95	15,910.29	243.60	183.80	2219.83	24.08	18.11	775.77
December 2011	191.90	172.40	13,366.53	191.60	172.25	2165.71	18.59	15.94	553.18
November 2011	193.45	161.55	17,111.74	193.50	161.45	2951.16	19.52	15.41	794.74
October 2011	206.80	146.70	15,569.22	206.20	147.25	2550.13	21.34	15.00	811.05
September 2011	790.65	139.60	11,580.86	788.95	139.65	1885.45	17.10	14.89	970.23
August 2011	961.50	698.50	3,283.56	960.30	699.20	495.39	21.50	15.46	1,132.33
July 2011	1,068.10	948.10	1,919.63	1,063.95	947.40	241.16	24.05	21.26	810.68
June 2011	1,079.90	931.00	2,466.39	1,079.45	930.25	412.63	23.50	21.10	1,100.19
May 2011	1,225.35	1,077.35	2,247.23	1,228.55	1,078.15	369.54	27.26	24.23	966.56
April 2011	1,298.70	1,201.30	1,512.76	1,295.05	1,203.30	249.34	28.58	26.89	695.58
March 2011	1,249.00	1,117.45	2,212.23	1,247.50	1,117.95	408.68	28.16	25.02	981.71
February 2011	1,248.60	1,054.40	3,773.63	1,250.80	1,058.25	739.16	27.07	23.93	1,322.09
January 2011	1,308.45	1,147.05	3,038.65	1,306.45	1,145.70	475.37	30.06	24.26	1,265.33

Notes:

On August 1, 2013 the reported closing price of our Shares on BSE and NSE was Rs.289.15 per share and Rs.288.95 per share, respectively. On August 1, 2013 the ADS closing price on the NYSE was US$24.04 per ADS.

At the Annual General Meeting of the Company held on August 12, 2011, the shareholders of the Company approved sub-division of Ordinary and ‘A’ Ordinary Shares from face value of Rs.10/- each to face value of Rs.2/- each. The face value of shares was sub-divided with effect from September 14, 2011 as per the circulars issued by the Stock Exchanges. Post sub-division, both the ADSs and GDSs represent five underlying Ordinary Shares of Rs.2/- each.

	NSE			BSE
	Closing Price per ’A’ Ordinary Share			Closing Price ’A’ Ordinary Share
	Period High	Period Low		Period High	Period Low
	(Rs. Per Share)		Avg. Daily Trading Volume (in ‘000)	(Rs. Per Share)		Avg. Daily Trading Volume (in ‘000)
Fiscal
2013	187.60	117.05	2,922.63	187.10	117.65	358.41
2012	711.20	81.65	1,954.66	711.50	81.60	306.83
2011	909.65	450.05	405.58	909.45	450.00	113.53
2010	513.55	175.35	121.36	515.00	258.00	72.21
2009	278.40	113.35	0.18	293.00	136.00	0.19
Fiscal
2013
1st Quarter	185.85	130.60	4,286.02	185.70	130.70	572.97
2nd Quarter	161.10	117.05	2,782.86	161.05	117.65	333.08
3rd Quarter	174.20	153.70	2,427.22	174.20	153.70	331.66
4th Quarter	187.60	152.75	2,166.67	187.10	152.95	192.44
Fiscal
2012
1st Quarter	711.20	530.10	453.73	711.50	530.75	95.12
2nd Quarter	595.45	83.4	742.53	595.45	83.45	164.04
3rd Quarter	111.05	81.65	1,914.00	111.00	81.60	256.47
4th Quarter	168.05	88.00	4,640.00	167.95	87.90	699.71
Fiscal
2011
1st Quarter	600.70	450.05	359.73	600.35	450.00	192.47
2nd Quarter	799.15	489.20	306.18	793.60	488.35	79.70
3rd Quarter	909.65	754.00	607.69	909.45	752.50	134.58
4th Quarter	789.00	588.30	344.49	788.30	586.50	47.06
Fiscal
2010
1st Quarter	320.00	175.35	0.10	318.00	270.35	0.16
2nd Quarter	437.95	235.25	62.22	437.95	258.00	63.99
3rd Quarter	513.55	413.75	283.89	515.00	417.35	151.77
4th Quarter	511.35	379.35	98.41	509.95	379.00	40.53
Month
March 2013	173.40	152.75	2,191.04	173.20	152.95	208.64
February 2013	170.75	158.90	2,071.31	170.80	159.10	147.33
January 2013	187.60	166.45	2,229.45	187.10	166.25	218.28
December 2012	174.20	162.45	2,542.86	174.20	162.50	193.63
November 2012	172.10	157.10	2,563.10	172.15	157.00	496.91
October 2012	171.55	153.70	2,187.68	171.15	153.70	305.74
September 2012	161.10	136.20	2,664.10	161.05	136.35	353.99
August 2012	145.85	123.50	2,784.24	145.40	123.40	294.54
July 2012	136.95	117.05	2,889.52	136.85	117.65	350.85
June 2012	142.00	130.60	3,107.23	142.05	130.70	450.96
May 2012	171.85	135.95	4,796.16	172.15	136.10	617.68
April 2012	185.85	153.90	4,962.60	185.70	154.60	651.90
March 2012	168.05	143.55	6,302.74	167.95	143.50	1244.85
February 2012	153.85	118.10	5,200.23	154.05	118.20	572.87
January 2012	118.65	88.00	2,467.97	118.75	87.90	269.89
December 2011	101.15	85.50	1,441.96	100.95	85.15	198.44
November 2011	103.40	86.90	1,989.51	103.40	86.80	262.69
October 2011	111.05	81.65	2,356.23	111.00	81.60	314.05
September 2011	462.90	83.40	1,081.47	462.15	83.45	165.05
August 2011	546.95	401.65	569.53	545.75	402.65	119.38
July 2011	595.45	539.05	576.60	595.45	541.10	207.69
June 2011	623.90	530.10	489.19	624.55	530.75	77.19
May 2011	704.70	612.10	471.44	704.50	610.95	73.86
April 2011	711.20	673.45	388.73	711.50	673.50	143.01
March 2011	719.90	628.40	301.33	718.90	627.55	59.35
February 2011	727.65	588.30	351.14	727.75	586.50	41.31
January 2011	789.00	683.90	385.31	788.30	682.10	39.29

Notes:

On August 1, 2013, the reported closing price of our ‘A’ Ordinary Shares on BSE and NSE was Rs.132.35 per share and Rs.132.60 per share, respectively.

At the Annual General Meeting of the Company held on August 12, 2011, the shareholders of the Company approved sub-division of Ordinary and ‘A’ Ordinary Shares from face value of Rs.10/- each to face value of Rs.2/- each. The face value of Shares was sub-divided with effect from September 14, 2011 as per the circulars issued by the Stock Exchanges.

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

Details of history and changes in our capital structure in the last three years

The following table sets out the details of the equity shares allotted by us in the last three years:

Description of Paid up Capital	Ordinary Shares	Description of Paid up Capital	‘A’ Ordinary Shares
Capital as on March 31, 2010	506,381,170	Capital as on March 31, 2010	64,176,374
Abeyance cases	306	Abeyance cases	306
Capital as on July 31, 2010	506,381,476	Capital as on July 31, 2010	64,176,680
Capital as on August 31, 2010	506,381,476	Capital as on August 31, 2010	64,176,680
QIP Issuance	8,320,300	QIP Issuance	32,165,000
Capital as on October 11, 2010	514,701,776	Capital as on October 11, 2010	96,341,680
FCCN Conversion	7,758,937
Capital as on November 15, 2010	522,460,713	Capital as on November 15, 2010	96,341,680
FCCN Conversion	8,511,861
Capital as on November 30, 2010	530,972,574	Capital as on November 30, 2010	96,341,680
FCCN Conversion	5,751,162
Capital as on December 20, 2010	536,723,736	Capital as on December 20, 2010	96,341,680
Abeyance cases	82	Abeyance cases	26
Capital as on December 21, 2010	536,723,818	Capital as on December 21, 2010	96,341,706
FCCN Conversion	445,411
Capital as on January 17, 2011	537,169,229	Capital as on January 17, 2011	96,341,706
FCCN Conversion	47,641
Capital as on February 28, 2011	537,216,870	Capital as on February 28, 2011	96,341,706
FCCN Conversion	1,055,414
Capital as on March 31, 2011	538,272,284	Capital as on March 31, 2011	96,341,706
Abeyance cases	50,199	Abeyance cases	44,765
Capital as on May 23, 2011	538,322,483	Capital as on May 23, 2011	96,386,471
Capital as on May 31, 2011	538,322,483	Capital as on May 31, 2011	96,386,471
Capital as on June 30, 2011	538,322,483	Capital as on June 30, 2011	96,386,471
Sub-division of shares to face value of Rs.2 each with effect from September 14, 2011	2,691,612,415	Sub-division of shares to face value of Rs.2 each with effect from September 14, 2011	481,932,355
Capital as on September 30, 2011	2,691,612,415	Capital as on September 30, 2011	481,932,355
Abeyance cases	665	Abeyance cases	665
Capital as on October 10, 2011	26,91,613,080	Capital as on October 10, 2011	481,933,020
Abeyance cases	375	Abeyance cases	95
Capital as on December 19, 2011	2,691,613,455	Capital as on December 19, 2011	481,933,115
Capital as on March 31, 2012	2,691,613,455	Capital as on March 31, 2012	481,933,115
Abeyance cases	25	Abeyance cases	26,075
Capital as on April 9, 2012	2,691,613,480	Capital as on April 9, 2012	481,959,190
FCCN Conversion	22,370
Capital as on April 30, 2012	2,691,635,850	Capital as on April 30, 2012	481,959,190
FCCN Conversion	16,095,391
Capital as on May 11, 2012	2,707,731,241	Capital as on May 11, 2012	481,959,190
Capital as on June 30, 2012	2,707,731,241	Capital as on June 30, 2012	481,959,190
Capital as on September 30, 2012	2,707,731,241	Capital as on September 30, 2012	481,959,190
4% FCCN allotment dated November 20, 2012	115,585
Abeyance allotment on January 7, 2013	1,100	Abeyance allotment on January 7, 2013	430
Capital as on January 7, 2013	2,707,847,926	Capital as on January 7, 2013	481,959,620
4% FCCN allotment dated February 11, 2013	308,225
Capital as on March 31, 2013	2,708,156,151	Capital as on March 31, 2013	481,959,620
4% FCCN allotment dated May 14, 2013	11,789,695
Capital as on May 14, 2013	2,719,945,846	Capital as on May 14, 2013	481,959,620
4% FCCN allotment dated June 4, 2013	16,759,871
Capital as on June 30, 2013	2,736,705,717	Capital as on June 30, 2013	481,959,620

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

Shares issued upon conversion of ADSs will rank pari passu with our existing Ordinary Shares of Rs.2/- each in all respects including entitlement of the dividend declared.

Dividends must be paid within 30 days from the date of the declaration and any dividend which remains unpaid or unclaimed after that period must be transferred within seven days to a special unpaid dividend account held at a scheduled bank. Any money which remains unpaid or unclaimed for seven years from the date of such transfer must be transferred by us to the Investor Education and Protection Fund established by the Government of India pursuant to which no claim shall lie against us or the said fund.

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

Annual Report and Financial Results

Our Indian GAAP audited financial statements for the relevant Fiscal year, the directors’ report and the auditors’ report, (collectively the AGM Report), must be prepared before the Annual General Meeting. These also include other financial information, a corporate governance section and management’s discussion and analysis report and general shareholders’ information and are also made available for inspection at our registered office during normal working hours for 21 days prior to our Annual General Meeting.

Under the Companies Act, we must file the AGM Report with the Registrar of Companies within seven months from the close of the accounting year or within 30 days from the date of the annual general meeting, whichever is earlier. As required under listing agreements with the applicable stock exchanges, copies are required to be simultaneously sent to all the stock exchanges on which our Shares are listed. We must also publish our financial results in at least one English language daily newspaper circulating in the whole or substantially the whole of India and also in a newspaper published in the language of the region where our registered office is situated.

We submit information, including our AGM Report and half yearly financial statements, in accordance with the requirements of the listing agreement with the Singapore Stock Exchange.

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

C. Material Contracts.

Except as given below, neither Tata Motors Limited nor any of its consolidated subsidiaries or associated companies is a party to any material contract other than contracts entered into in the ordinary course of business:

•

The Tata Brand Equity and Business Promotion Agreement, dated December 18, 1998, incorporated by reference into this annual report as Exhibit 4.1. Tata Motors Limited and certain of our subsidiaries have agreed to pay an annual subscription fee to Tata Sons which is equal to 0.15%-0.25% of annual net income (defined as net revenues exclusive of excise duties and other governmental taxes and non-operating income), subject to a ceiling of 5% of annual profit before tax (defined as profit after interest and depreciation but before income tax) for participation and gain from promotion and protection of the Tata brand identity. Pursuant to the agreement, we have also undertaken certain obligations for the promotion and protection of the Tata brand licensed to us under the agreement.

•

The agreement dated August 24, 2012, entered into by us with Mr. Karl Slym for his appointment as Managing Director. The compensation drawn by him pursuant to this agreement is shown in Item 6B “— compensation”.

•

The agreement dated January 26, 2010, entered into by Jaguar Land Rover with Dr. Ralf Speth in connection with his appointment as CEO and director. The compensation drawn by him pursuant to this agreement is shown in Item 6 B “— compensation”.

D. Exchange Controls.

General

Prior to June 1, 2000, foreign investment in Indian securities, including the acquisition, sale and transfer of securities of Indian companies, was regulated by the Foreign Exchange Regulation Act, 1973, or FERA, and the notifications issued by the RBI thereunder.

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

Foreign Direct Investment

The Government of India, pursuant to its liberalization policy, set up the Foreign Investment Promotion Board, or the FIPB, to regulate all foreign direct investment into India. Foreign Direct Investment, means investment by way of subscription and/or purchase of securities of an Indian company by a non-resident investor. Regulatory approval is required for investment in some sectors, including housing, petroleum (other than refining), defense and strategic industries. Also, the following investments would require the prior regulatory permission:

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

Subject to certain exceptions, Foreign Direct Investment and investment by individuals of Indian nationality or origin residing outside India, or Non-Resident Indians, in Indian companies does not require the prior approval of the FIPB or the RBI. The Government of India has indicated that in all cases where Foreign Direct Investment is allowed on an automatic basis without FIPB approval the RBI would continue to be the primary agency for the purposes of monitoring and regulating foreign investment. In cases where FIPB approval is obtained, no approval of the RBI is required, although a declaration in the prescribed form, detailing the foreign investment, must be filed with the RBI once the foreign investment is made in the Indian company. The foregoing description applies only to an issuance of shares by, and not to a transfer of shares of, Indian companies.

The Government of India has set up the Foreign Investment Implementation Authority, or the FIIA in the Ministry of Commerce and Industry. The FIIA has been mandated to (i) translate foreign direct investment approvals into implementation, (ii) provide a proactive one-stop after-care service to foreign investors by helping them obtain necessary approvals, (iii) sort out operational problems and (iv) meet with various government agencies to find solutions to foreign investment problems and maximize opportunities through a co-operative approach.

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

Portfolio Investment by Foreign Institutional Investors

In September 1992, the Government of India issued guidelines that enable foreign institutional investors, including institutions such as pension funds, investment trusts, asset management companies, nominee companies and incorporated/institutional portfolio managers referred to as FIIs, to make portfolio investments in all securities of listed and unlisted companies in India. Investments by registered Foreign Institutional Investors or Non-Resident Indians made through a stock exchange are known as Portfolio Investments. Foreign investors wishing to invest and trade in Indian securities in India under these guidelines are required to register with the SEBI and obtain a general permission from the RBI under the Foreign Exchange Management Act, 1999. However, since the SEBI provides a single window clearance, a single application must be made to the SEBI. Foreign investors are not necessarily required to register with the SEBI under the Securities and Exchange Board of India (Foreign Institutional Investors) Regulations 1995 (the “Foreign Institutional Investor Regulations”) as Foreign Institutional Investors and may invest in securities of Indian companies pursuant to the Foreign Direct Investment route discussed above.

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

FIIs are permitted to purchase shares and convertible debentures, subject to the FIIs limits, of an Indian company either through:

•	a public offer, where the price of the shares to be issued is not less than the price at which the shares are issued to Indian residents, or

•

a private placement, where the price of the shares to be issued is not less than the price according to the terms of the relevant guidelines or the guidelines issued by the former Controller of Capital Issues.

Registered FIIs are generally subject to tax under Section 115AD of the Income Tax Act of 1961. There is uncertainty under Indian law as to the tax regime applicable to FIIs that hold and trade in ADSs and Shares. See Item 10.E “— Taxation — Taxation of Capital Gains and Losses — Indian Taxation”.

Investment by Qualified Foreign Investors

The RBI has allowed Qualified Foreign Investors, or QFIs to purchase equity shares and certain other securities of Indian companies on a repatriation basis subject to certain conditions. The individual and aggregate investment limits for QFIs are 5% and 10%, respectively of the paid up capital of Indian company. These limits are over and above the FII and NRI investment ceilings prescribed under the PIS route for foreign investment in India. Only QFIs from jurisdictions which are compliant with Financial Action Task Force, or FATF, standards and that are signatories to the International Organization of Securities Commission’s, or IOSCO’s, Multilateral Memorandum of Understanding, or MMOU, are eligible to invest as QFIs.

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

Transfer of shares and convertible debentures of an Indian company by a person resident outside India

The Government of India has granted general permission to persons residing outside India to transfer shares and convertible debentures held by them to an Indian resident, subject to compliance with certain terms and conditions and reporting requirements. A resident who wishes to purchase shares from a non-resident must, pursuant to the relevant notice requirements, file a declaration with an authorized dealer in the prescribed Form FC-TRS, together with the relevant documents and file an acknowledgment thereof with the Indian company to effect transfer of the shares to his name.

Moreover, the transfer of shares between an Indian resident and a non-resident (except NRI) does not require the prior approval of the Government of India or RBI, provided that: (i) the activities of the investee company are under the automatic route pursuant to FDI Policy and the transfer is not subject to regulations under the Indian Takeover Code; (ii) the non-resident shareholding complies with sector limits under the FDI Policy; and (iii) the pricing is in accordance with the guidelines prescribed by SEBI and RBI.

Indirect Foreign Investment

In April 2010, the Indian Government issued the Consolidated FDI Policy, or the Policy, setting out guidelines for foreign investment in India. The policy used to be reissued every six months and is now to be reissued annually. The Policy inter alia prescribes the guidelines for (i) the calculation of total indirect foreign investment in Indian companies, (ii) transfer of ownership or control of Indian companies in sectors with caps from resident Indian citizens to non-resident entities and (iii) guidelines on downstream investments by Indian companies. Pursuant to the Policy, for the purposes of computation of indirect foreign investment in an Indian company, foreign investments in its parent company, by FIIs (holding as of March 31 of the relevant year), NRIs, ADRs, GDRs, FCCBs, FDI, convertible preference shares and convertible currency debentures are required to be taken together.

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

E. Taxation.

This section describes the material U.S. federal income tax consequences to “U.S. holders” (as defined below) and the Indian stamp duty and income and service tax consequences to “non-residents” (as defined below) of owning shares or ADSs. It applies to you only if you hold your shares or ADSs as capital assets for tax purposes. This section does not apply to you if you are a member of a special class of holders subject to special rules, including:

•	a dealer in securities,

•	a trader in securities that elects to use a mark-to-market method of accounting for securities holdings,

•	a tax-exempt organization,

•	a life insurance company,

•	a person liable for alternative minimum tax,

•	a person that actually or constructively owns 10% or more of our voting stock,

•	a person that holds shares or ADSs as part of a straddle or a hedging or conversion transaction,

•	a person that purchases or sells shares or ADSs as part of a wash sale for tax purposes or

•	a U.S. holder (as defined below) whose functional currency is not the US dollar.

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

With regard to Indian tax, the following discussion addresses only the tax consequences for persons that are “non-residents” of India, as defined in the Indian Income Tax Act of 1961, the “Income Tax Act”, and is based on the provisions of Section 115AC and other applicable provisions of the Income Tax Act and the Issue of Foreign Currency Convertible Bonds and Ordinary Shares (Through Depository Receipt Mechanism) Scheme, 1993 promulgated by the Government of India (together, the “Section 115AC Regime)”.

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

The DTC, proposes to replace the existing Income Tax Act, 1961, and other direct tax laws, with a view to simplify and rationalize the tax provisions into one unified code. The Indian Government has placed before the parliament the proposed DTC. The various proposals included in DTC are subject to review by Indian parliament and, as such, the impact, if any, is not quantifiable at this stage.

This summary is not intended to constitute a complete analysis of the individual tax consequences to nonresident holders for the acquisition, ownership and sale of ADSs and equity shares.

Taxation of Dividends

Indian Taxation

Dividends paid to non-residents of India will not be subject to Indian tax. However, the Company has to pay a “dividend distribution tax”, as applicable, currently at the rate of 15% (plus a surcharge at 10% and an education cess at the rate of 3% on the sum of the dividend distribution tax and surcharge) on the total amount distributed as a dividend. The effective rate of dividend distribution tax is 16.995%.

Distributions to non-residents of India of additional ADSs or shares or rights to subscribe for such shares made with respect to ADSs or shares are not subject to Indian tax.

U.S. Federal Income Taxation

Under the U.S. federal income tax laws, and subject to the Passive Foreign Investment Company, or PFIC, rules described below, if you are a U.S. holder, the gross amount of any dividend we pay out of our current or accumulated earnings and profits (as determined for U.S. federal income tax purposes) is subject to U.S. federal income taxation. If you are a non-corporate U.S. holder, dividends that constitute qualified dividend income will be taxable to you at the preferential rates applicable to long-term capital gains provided that you hold the shares or ADSs for more than 60 days during the 121-day period beginning 60 days before the ex-dividend date and meet other holding period requirements. Dividends we pay with respect to our Shares or ADSs generally will be qualified dividend income.

The dividend is taxable to you when you, in the case of shares, or the Depositary, in the case of ADSs, receive the dividend, actually or constructively. The dividend will not be eligible for the dividends-received deduction generally allowed to United States corporations in respect of dividends received from other United States corporations. The amount of the dividend distribution that you must include in your income as a U.S. holder will be the US dollar value of the Indian rupee payments made, determined at the spot Indian rupee/US dollar rate on the date the dividend distribution is includible in your income, regardless of whether the payment is in fact converted into US dollars. Generally, any gain or loss resulting from currency exchange fluctuations during the period from the date you include the dividend payment in income to the date you convert the payment into US dollars will be treated as ordinary income or loss and will not be eligible for the special tax rate applicable to qualified dividend income. The gain or loss generally will be income or loss from sources within the United States for foreign tax credit limitation purposes. Distributions in excess of current and accumulated earnings and profits, as determined for U.S. federal income tax purposes, will be treated as a non-taxable return of capital to the extent of your basis in the shares or ADSs and thereafter as capital gain. However, we do not expect to calculate earnings and profits in accordance with United States federal income tax principles. Accordingly, you should expect to generally treat distributions we make as dividends for U.S. federal income tax purposes.

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

Gain realized on the sale of listed equity shares held for more than 12 months will not be subject to Indian capital gains tax if the Securities Transaction Tax, or STT has been paid on the transaction. The STT will be levied on and collected by a domestic stock exchange on which equity shares are sold at the rate of 0.025% to 0. 1% depending upon the nature of the transaction.

Any gain realized on the sale of listed equity shares held for more than 12 months on which no STT has been paid will be subject to Indian capital gains tax at the rate of 10% plus applicable surcharge on income tax and education cess at the applicable rates.

Capital gains realized in respect of equity shares held (calculated in the manner set forth in the prior paragraph) for 12 months or less (short-term gain) on which STT is paid in the manner and rates set out above, is subject to tax at the rate of 15% plus applicable surcharge on income tax and an education cess at the applicable rate. In the event that no STT is paid, short-term gain is subject to tax at variable rates with the maximum rate of 40% plus applicable rate of surcharge on income tax and education cess at the applicable rate. The actual rate of tax on short-term gains depends on a number of factors, including the legal status of the non-resident holder and the type of income chargeable in India.

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

U.S. Federal Income Taxation

Generally, subject to the PFIC rules discussed below, if you are a U.S. holder and you sell or otherwise dispose of your shares or ADSs, you will recognize capital gain or loss for U.S. federal income tax purposes equal to the difference between the US dollar value of the amount that you realize and your tax basis, determined in US dollars, in your shares or ADSs. Capital gain of a non-corporate U.S. holder, is generally taxed at preferential rates where the holder has a holding period greater than one year. The gain or loss will generally be income or loss from sources within the United States for foreign tax credit limitation purposes.

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

Indian Tax Treaties

The provisions of the tax treaty entered into by India and the country of residence of the non-resident investor will be applicable to the extent they are more beneficial to the non-resident investor. The Government of India has introduced General Anti Avoidance Rules, or GAAR, which will be applicable from April 1, 2015. As per the provisions of GAAR, an arrangement entered into by the assesse may be declared by the Income Tax Authorities to be an impermissible avoidance arrangement if it satisfies the specified conditions and consequently benefit under a tax treaty could be denied. Also, the Government of India has introduced a provision as per which the non-resident would not be entitled to claim any relief under the tax treaty unless the tax residency certificate is obtained by him from the government of the country of which he is a tax resident.

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

Indian Service Tax

Brokerage or commission fees paid to stockbrokers in India in connection with the sale or purchase of shares are now subject to an Indian service tax of 12% (plus a 3% education cess). A stockbroker is responsible for collecting such service tax at such rate and for paying the same to the relevant authority

F. Dividends and Paying Agents.

Not applicable.

G. Statement by Experts.

Not applicable.

H. Documents on Display.

You may review a copy of this annual report at the SEC’s public reference room at 100 F Street, N.E., Washington, D.C. 20549. You may call the SEC at 1-800-732-0330 for additional information on how to obtain copies of all or any portion of the documents we file with or furnish to the SEC. The Securities and Exchange Commission also maintains a web site www.sec.gov that contains reports, proxy statements and other information regarding registrants that file electronically with the Securities and Exchange Commission.

We are subject to the information requirements of the Securities Exchange Act of 1934 and, in accordance therewith, will file annual reports on Form 20-F within the time specified by the SEC and furnish other reports and information on Form 6-K with the SEC. These reports and other information can be inspected at the public reference room at the SEC. You can also obtain copies of this material from the public reference room or by calling or writing the SEC upon payment of a prescribed fee. As a foreign private issuer, we are exempt from the rules under the Securities Exchange Act of 1934 prescribing the furnishing and content of proxy statements to shareholders.

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

See Note 37 of our audited consolidated financial statements included elsewhere in this annual report for additional disclosures on financial instruments including disclosure on fair value of financial instruments.

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

Fees and Other Payments Made by the Depositary to U.S.

For Fiscal 2013, we have received US$2.3 million from the Depositary for standard out of pocket maintenance costs of our ADR Program consisting of continuing annual stock exchange listing fees, special investor promotion activities and issue related expenses, cost for preparing and audit of IFRS accounts, legal/ accounting fees associated with the foreign listing, miscellaneous expenses such as costs associated with voting of ADRs holders, payment made to proxy firms, etc.

PART II

Item 13.	Defaults, Dividend Arrearages and Delinquencies.

None.

Item 14.	Material Modifications to the Rights of Security Holders and Use of Proceeds.

None.

Item 15.	Controls and Procedures.

Disclosure Controls and Procedures

Tata Motors Limited performed an evaluation of the effectiveness of the design and operation of its disclosure controls and procedures as of March 31, 2013. Based on this evaluation, our Managing Director, Karl Slym, and our Chief Financial Officer, C. Ramakrishnan have concluded that our disclosure controls and procedures as defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934, as amended, or the Exchange Act, are effective.

Based on this evaluation, our Managing Director and Chief Financial Officer concluded that our disclosure controls and procedures are effective, as of March 31, 2013, to provide reasonable assurance that the information required to be disclosed in filings and submissions under the Exchange Act is recorded, processed, summarized, and reported within the time periods specified by the SEC’s rules and forms, and that such information is accumulated and communicated to our management, including our Managing Director and Chief Financial Officer, as appropriate to allow timely decisions about required disclosure.

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

Our management conducted an assessment of the effectiveness of our internal control over financial reporting based on the framework established in Internal Control — Integrated Framework (1992) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this assessment, management has determined that our internal control over financial reporting as at March 31, 2013 is effective.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions or that the degree of compliance with the policies or procedures may deteriorate.

The effectiveness of our internal control over financial reporting as at March 31, 2013 has been audited by Deloitte Haskins & Sells, an independent registered public accounting firm, as stated in their report appearing on the accompanying consolidated financial statements in Item 18, which expresses an unqualified opinion on the effectiveness of our internal control over financial reporting as at March 31, 2013.

Changes in Internal Control over Financial Reporting

During the period covered by this annual report, there were no changes in our internal control over financial reporting that have materially affected or are reasonably likely to materially affect our internal control over financial reporting.

Item 16A.	Audit Committee Financial Expert.

Our Board has determined that Mr. Nasser Munjee, an independent director and a member of our Audit Committee, is an Audit Committee financial expert as defined under the applicable rules of the SEC issued pursuant to Section 407 of the Sarbanes – Oxley Act of 2002.

Item 16B.	Code of Ethics.

We have adopted the “Tata Code of Conduct”, hereinafter referred as to ‘the Code’, a written code of ethics which is applicable to all our employees. The Code is available at all our offices and on our website www.tatamotors.com.

In August 2004, our Audit Committee adopted a Whistle Blower Policy, or the Policy, that provided a formal mechanism for all our employees to approach our management (or the Audit Committee in cases where the concern involves the senior management) and make protective disclosures to the Management about unethical behavior, actual or suspected fraud or violations of the Company’s Code or ethics policy. The Policy was updated on January 29, 2009. The Policy is an extension of the Code, which requires every employee to promptly report to the Management any actual or possible violation of the Code or an event such employee becomes aware of that could affect our business or reputation. The disclosures reported are addressed in the manner and within the time frames prescribed in the Policy. The Policy is available on our website www.tatamotors.com.

Item 16C.	Principal Accountant Fees and Services.

Our financial statements prepared in accordance with IFRS, are audited by Deloitte Haskins & Sells, or DHS, a firm registered with the Public Company Accounting Oversight Board in the United States and which is also registered with the Institute of Chartered Accountants of India.

DHS has served as our independent public accountant for each of the years ended March 31, 2013 and March 31, 2012, for which audited financial statements appear in this annual report. The following table presents the aggregate fees for professional services and other services rendered by DHS and the various member firms of Deloitte to us including some of our subsidiaries in Fiscal 2013 and 2012.

	2013	2013	2012
	US$ in million	Rs. in million
Audit Fees	7.3	393.8	344.9	Audit and review of financial statements
Tax Fees	0.4	20.2	13.2	Tax audit, certification of foreign remittances and tax advisory services
All Other Fees	0.6	30.2	64.3	Other certifications and advisory services

Total	8.3	444.2	422.4

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

As a foreign private issuer, as defined under Rule 3b-4 of the Exchange Act, Tata Motors Limited is permitted under the NYSE listing standards to follow applicable Indian corporate governance practices with regard to various corporate governance matters. The following is a summary comparison of significant differences between our corporate governance practices and those required by the NYSE for non-U.S. issuers.

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

•	is not related to promoters or person occupying management position at the board level or at one level below the board;

•	has not been an executive of the Company in the immediately preceding three financial years;

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

Non-management directors meetings: The NYSE listing standards require regularly scheduled executive sessions of non-management directors without management participation or regularly scheduled executive sessions consisting of only independent directors. There is no such requirement under applicable Indian legal requirements.

Remuneration Committee: The NYSE listing standards require a listed company to maintain a Remuneration Committee, composed entirely of independent directors. Our Remuneration Committee comprises two independent members and two non-independent members, which is in compliance with the requirement regarding the number of independent members of the Remuneration Committee under applicable Indian laws. The constitution and main functions of this committee as approved by our Board are described above and, we believe, generally comply with the spirit of the NYSE requirements for non-U.S. issuers.

PART III

Item 17.	Financial Statements.

We have elected to provide the financial statements and related information specified in Item 18 in lieu of Item 17.

Item 18.	Financial Statements.

The information required by this item is set forth beginning on page F-1 of this annual report.

Item 19.	EXHIBITS.

Exhibit Number	Description

1.1—	Our Certificate of Incorporation.***

1.2—	Our Memorandum and Articles of Association,****; Capital Clause as amended.*****

2.2—	Form of Amended and Restated Deposit Agreement among Tata Motors Limited, Citibank, N.A. as Depositary and all owners and holders from time to time of American Depositary Receipts, including the form of American Depositary Receipt**; Amendment No.1 thereto, dated December 16, 2009.*****

4.1—	Tata Brand Equity & Business Promotion Agreement, dated December 18, 1998, between Tata Sons Limited and Tata Engineering and Locomotive Company Limited (now Tata Motors Limited).*

4.2—	Agreement for appointment of Mr. Karl Slym as Managing Director@

7.1—	Computation of Net Debt to Shareholders’ Equity Ratio.@

8.1—	List of our Subsidiaries.@

11.1—	The Tata Code of Conduct.*

12.1—	Certification of the Principal Executive Officer required by Rule 13a – 14(a).@

12.2—	Certification of the Principal Financial Officer required by Rule 13a – 14(a).@

13—	Certification of the Chief Executive Officer and Chief Financial Officer required by Rule 13a – 14(b) and Section 1350 of Chapter 63 of Title 18 of the United States Code.@

We have not included as exhibits certain instruments with respect to our long-term debt, the amount of debt authorized under each of which does not exceed 10% of our total assets, and we agree to furnish a copy of any such instrument to the Securities Exchange Commission upon request.

*	Incorporated by reference to our Registration Statement on Form 20-F File No. 001-32294 filed on September 15, 2004.
**	Incorporated by reference to our Registration Statement on Form F-6 File No 333-119066 filed on September 16, 2004.
***	Incorporated by reference to our Annual Report on Form 20-F File No. 001-32294 filed on September 27, 2005.
****	Incorporated by reference to our Annual Report on Form 20-F File No. 001-32294 filed on September 28, 2008.
*****	Incorporated by reference to our Annual Report on Form 20-F File No. 001-32294 filed on July 31, 2012.
@	Filed with this Annual Report on Form 20-F.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

August 2, 2013

TATA MOTORS LIMITED

By	/s/ Karl Slym
Name:	Karl Slym
Title:	Managing Director

By	/s/ C. Ramakrishnan
Name:	C. Ramakrishnan
Title:	Chief Financial Officer

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of

Tata Motors Limited

Mumbai, India

We have audited the accompanying consolidated balance sheets of Tata Motors Limited and subsidiaries (the “Company” or “Tata Motors”) as of March 31, 2013 and 2012, and the related consolidated income statements, consolidated statements of comprehensive income, consolidated statements of cash flows, and consolidated statements of changes in equity for each of the three years in the period ended March 31, 2013. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Tata Motors Limited and subsidiaries as of March 31, 2013 and 2012, and the results of their operations and their cash flows for each of the three years in the period ended March 31, 2013, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company’s internal control over financial reporting as of March 31, 2013, based on the criteria established in Internal Control — Integrated Framework (1992) issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated August 2, 2013, expressed an unqualified opinion on the Company’s internal control over financial reporting.

Our audit for the year ended and as of March 31, 2013, also comprehended the translation of Indian rupee amounts into United States dollar amounts and in our opinion, such translation has been made in conformity with the basis stated in Note 2(w). The translation of the consolidated financial statements amounts into United States dollars have been made solely for the convenience of the readers.

/s/ Deloitte Haskins & Sells

Mumbai, India

August 2, 2013

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of

Tata Motors Limited

Mumbai, India

We have audited the internal control over financial reporting of Tata Motors Limited and subsidiaries (the “Company” or “Tata Motors”) as of March 31, 2013, based on criteria established in Internal Control — Integrated Framework (1992) issued by the Committee of Sponsoring Organizations of the Treadway Commission. The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in Item 15 under Controls and Procedures of the accompanying Form 20-F titled Management’s Annual Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit.

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

In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of March 31, 2013, based on the criteria established in Internal Control — Integrated Framework (1992) issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated financial statements as of and for the year ended March 31, 2013 of the Company and our report dated August 2, 2013, expressed an unqualified opinion on those financial statements.

/s/ Deloitte Haskins & Sells

Mumbai, India

August 2, 2013

Tata Motors Limited and subsidiaries

Consolidated Balance Sheets

	As of March 31,
	Notes	2013		2013		2012
	(In millions)
ASSETS:
Current assets:
Cash and cash equivalents	3	US$	2,139.1	Rs.	116,118.5	Rs.	145,952.4
Short-term deposits with banks			1,270.3		68,957.0		11,695.3
Finance receivables	4		1,316.4		71,460.5		68,438.8
Trade receivables			1,919.4		104,193.6		87,654.9
Investments	6		1,385.1		75,191.2		75,299.3
Other financial assets	7		393.2		21,342.8		21,301.0
Inventories	8		3,838.9		208,393.2		180,834.0
Other current assets	9		1,012.2		54,945.8		57,550.3
Current income tax assets			49.0		2,658.3		4,504.2

Total current assets			13,323.6		723,260.9		653,230.2

Finance receivables	4		2,335.1		126,758.7		102,802.0
Investments	6		115.7		6,282.2		7,269.7
Other financial assets	10		337.9		18,343.6		17,089.9
Property, plant and equipment	11		6,386.0		346,663.0		282,716.1
Goodwill	13		79.6		4,320.3		4,253.0
Intangible assets	14		6,470.2		351,236.1		282,347.4
Investment in equity accounted investees	15		559.9		30,391.7		23,265.9
Non-current income tax assets			118.0		6,404.1		4,933.0
Deferred income taxes	16		832.7		45,205.2		46,493.9
Other non-current assets	17		181.1		9,829.6		10,135.1

Total non-current assets			17,416.2		945,434.5		781,306.0

Total assets		US$	30,739.8	Rs.	1,668,695.4	Rs.	1,434,536.2

LIABILITIES AND EQUITY:
Liabilities:
Current liabilities:
Accounts payable		US$	7,536.4	Rs.	409,096.3	Rs.	334,558.9
Acceptances			809.3		43,931.3		40,787.4
Short-term borrowings and current portion of long-term debt	18		4,261.9		231,356.9		220,975.1
Other financial liabilities	19		705.7		38,308.7		27,238.2
Provisions	20		621.7		33,750.6		28,112.0
Other current liabilities	21		961.9		52,218.4		61,429.5
Current income tax liabilities			327.1		17,754.5		11,501.5

Total current liabilities			15,224.0		826,416.7		724,602.6

Long-term debt	22		5,995.3		325,457.5		287,148.1
Other financial liabilities	23		404.9		21,979.1		7,532.6
Deferred income taxes	16		288.5		15,668.1		17,704.8
Provisions	20		857.8		46,563.5		38,242.4
Other liabilities	24		1,081.4		58,704.8		27,962.1

Total non-current liabilities			8,627.9		468,373.0		378,590.0

Total liabilities			23,851.9		1,294,789.7		1,103,192.6

Equity:
Ordinary shares	25		99.8		5,416.7		5,383.6
‘A’ Ordinary shares	25		17.8		964.0		963.9
Additional paid-in capital			3,296.9		178,971.7		173,946.6
Reserves			3,639.6		197,576.5		146,807.5
Other components of equity	26		(233.2)		(12,660.4)		1,311.0

Equity attributable to shareholders of Tata Motors Limited			6,820.9		370,268.5		328,412.6
Non-controlling interests			67.0		3,637.2		2,931.0

Total equity			6,887.9		373,905.7		331,343.6

Total liabilities and equity		US$	30,739.8	Rs.	1,668,695.4	Rs.	1,434,536.2

See accompanying notes to consolidated financial statements

Tata Motors Limited and subsidiaries

Consolidated Income Statements

	Year ended March 31,
	Notes	2013		2013		2012		2011
	(In millions, except per share amounts)
Revenues		US$	34,260.8	Rs.	1,859,847.0	Rs.	1,640,512.5	Rs.	1,209,902.6

Finance revenues			552.9		30,013.3		24,340.4		22,231.5

Total revenues			34,813.7		1,889,860.3		1,664,852.9		1,232,134.1

Change in inventories of finished goods and work-in- progress			(555.5)		(30,158.0)		(25,770.1)		(18,874.7)
Purchase of products for sale			2,369.3		128,615.8		124,295.9		121,000.6
Raw materials and consumables			20,407.0		1,107,792.4		1,001,950.8		694,097.9
Employee cost	28		3,058.6		166,038.8		122,130.2		92,249.6
Depreciation and amortization			1,358.1		73,723.2		54,435.1		43,445.7
Other expenses	29		7,039.1		382,119.6		309,380.5		232,341.7
Expenditure capitalized			(1,877.5)		(101,919.7)		(82,659.8)		(57,433.1)
Other (income) / loss (net)	30		(221.5)		(12,024.0)		(9,407.1)		8,218.0
Foreign exchange (gain)/loss (net)			288.1		15,640.0		11,154.2		(3,090.0)
Interest income			(142.9)		(7,759.8)		(5,426.8)		(3,669.5)
Interest expense (net)	31		750.7		40,751.8		38,290.4		36,853.5
Impairment in respect of equity accounted investees	15		—		—		4,981.0		—
Share of (profit)/loss of equity accounted investees	15		(31.9)		(1,733.5)		351.1		458.4

Net income before tax		US$	2,372.1	Rs.	128,773.7	Rs.	121,147.5	Rs.	86,536.0

Income tax expense	16		(721.9)		(39,190.5)		(4,707.1)		(12,787.3)

Net income		US$	1,650.2	Rs.	89,583.2	Rs.	116,440.4	Rs.	73,748.7
Attributable to:
Shareholders of Tata Motors Limited			1,633.9		88,697.0		115,659.1		73,401.8
Non-controlling interests			16.3		886.2		781.3		346.9

Earnings per share:	40
Ordinary shares:
Basic		US$	0.5	Rs.	27.8	Rs.	36.4	Rs.	24.6
Diluted		US$	0.5	Rs.	27.8	Rs.	36.0	Rs.	24.5
‘A’ Ordinary shares:
Basic		US$	0.5	Rs.	27.9	Rs.	36.5	Rs.	24.7
Diluted		US$	0.5	Rs.	27.9	Rs.	36.1	Rs.	24.6

See accompanying notes to consolidated financial statements

Tata Motors Limited and subsidiaries

Consolidated Statements of Comprehensive Income

	Year ended March 31,
	2013		2013	2012	2011
	(In millions)
Net income	US$	1,650.2	Rs. 89,583.2	Rs. 116,440.4	Rs. 73,748.7
Other comprehensive income
Currency translation differences		14.7	797.6	23,500.3	5,613.3
Gain/(loss) on cash flow hedges (net)		(278.3)	(15,106.0)	(3,224.0)	1,528.7
Actuarial gains and (losses) (net)*		(425.3)	(23,085.8)	667.3	(22,436.0)
Available-for-sale investments		6.5	352.9	(797.4)	38.8
Share of other comprehensive income of equity accounted investees		0.5	27.4	41.7	7.3

Other comprehensive income/(loss) for the year, net of tax		(681.9)	(37,013.9)	20,187.9	(15,247.9)

Total comprehensive income for the year	US$	968.3	Rs. 52,569.3	Rs. 136,628.3	Rs. 58,500.8

Attributable to:
Shareholders of Tata Motors Limited		951.4	51,652.6	135,751.2	58,115.5
Non-controlling interests		16.9	916.7	877.1	385.3

*	net of tax, Rs. 6,155.8 million, Rs. 12,193.0 million and Rs. 717.4 million for the years ended March 31, 2013, March 31, 2012 and March 31, 2011, respectively.

See accompanying notes to consolidated financial statements

Tata Motors Limited and subsidiaries

Consolidated Statements of Cash Flows

	Year ended March 31,
	2013		2013		2012		2011
	( In millions)
Cash flows from operating activities:
Net income	US$	1,650.2	Rs.	89,583.2	Rs.	116,440.4	Rs.	73,748.7
Adjustments for:
Depreciation and amortization		1,358.1		73,723.2		54,435.1		43,445.7
Inventory write-down		67.7		3,675.1		2,098.8		1,512.5
Allowances for finance receivables		173.6		9,427.9		5,747.3		4,872.7
Allowances for trade and other receivables		21.0		1,141.3		997.3		1,099.4
Impairment in respect of equity accounted investees		—		—		4,981.0		—
Share of (profit)/ loss of equity accounted investees		(31.9)		(1,733.5)		351.1		458.4
Loss on sale of assets / assets written off		4.1		222.8		701.6		284.7
Goodwill impairment		—		—		45.7		—
(Gain) on sale / loss on fair valuation of available-for-sale investments (net)		5.1		277.6		(484.5)		(166.6)
(Gain)/loss on conversion option		(14.8)		(801.6)		(2,432.4)		13,850.1
Gain on fair value of prepayment options on Senior Notes		(72.4)		(3,932.6)		—		—
Foreign exchange (gain) / loss		182.8		9,922.8		13,275.8		(1,030.2)
Income tax expense		721.9		39,190.5		4,707.1		12,787.3
Interest expense		750.7		40,751.8		38,290.4		36,853.5
Interest income		(142.9)		(7,759.8)		(5,426.8)		(3,669.5)
Dividend income		(7.0)		(377.8)		(236.1)		(654.3)
Discounting of below market loans from government		(26.8)		(1,462.8)		—		—
Non-cash dividend income on mutual funds		—		—		(145.6)		(13.3)

Cash flows from operating activities before changes in following assets and liabilities		4,639.4		251,848.1		233,346.2		183,379.1
Trade receivable		(328.0)		(17,807.0)		(13,946.8)		3,512.1
Finance receivable		(670.6)		(36,406.2)		(30,660.4)		(3,890.5)
Other financial assets		(95.5)		(5,186.0)		(1,302.0)		170.6
Other current assets		57.0		3,093.2		(12,906.2)		(6,702.7)
Inventories		(562.3)		(30,526.4)		(29,083.5)		(27,569.9)
Other non-current assets		5.2		283.7		482.3		(2,070.9)
Accounts payable		1,187.5		64,461.4		78,936.3		33,498.4
Acceptances		56.9		3,087.5		(12,890.4)		(19,151.7)
Other current liabilities		(179.1)		(9,724.6)		14,205.1		4,776.5
Other financial liabilities		106.0		5,755.0		8,578.6		(2,561.9)
Other non-current liabilities		39.6		2,148.5		(8,553.2)		(9,612.6)
Provisions		265.5		14,413.4		10,000.3		2,092.5

Cash generated from operations		4,521.6		245,440.6		236,206.3		155,869.0
Income tax paid		(414.6)		(22,507.8)		(17,979.4)		(13,892.6)

Net cash provided by operating activities		4,107.0		222,932.8		218,226.9		141,976.4

Cash flows from investing activities:
Deposits with banks		(1,267.5)		(68,807.1)		(13,102.6)		(12,451.5)
Realization of deposits with banks		153.1		8,313.0		8,830.1		8,903.3
Repayment of loans / Loans (given) to equity accounted investees and others		9.2		501.2		(29.6)		48.0
(Purchase) / sale of available-for-sale investments (net)		28.8		1,563.5		(58,464.6)		(332.0)
Purchases of other investments		(0.6)		(33.3)		(355.7)		(1,139.0)
Proceeds from sale of available-for-sale investments		0.5		27.5		20.2		64.3
Proceeds from sale of investments classified as loans and receivables		4.7		257.5		7.5		69.0

Tata Motors Limited and subsidiaries

Consolidated Statements of Cash Flows

	Year ended March 31,
	2013		2013		2012		2011
	( In millions)
Proceeds from sale of other investments	US $	—	Rs.	—	Rs.	—	Rs.	2.0
Deposits of margin money and other restricted deposits		(56.5)		(3,068.6)		(12,404.5)		(9,053.8)
Realization of margin money and other restricted deposits		140.3		7,613.8		5,062.3		18,285.2
Investments in equity accounted investees		(114.5)		(6,216.6)		(514.1)		(2,056.8)
Dividends received from equity accounted investees		10.5		569.6		465.9		399.9
Interest received		144.3		7,830.9		4,723.5		3,451.7
Dividend received		7.0		377.8		236.1		654.3
Payments for property, plant and equipment		(1,665.6)		(90,419.5)		(65,543.8)		(33,852.8)
Proceeds from sale of property, plant and equipment		11.6		629.5		926.3		384.4
Payments for intangible assets		(1,754.7)		(95,254.7)		(73,200.7)		(48,245.2)
Payments for acquisitions, net of cash acquired		—		—		—		(119.4)

Net cash used in investing activities		(4,349.4)		(236,115.5)		(203,343.7)		(74,988.4)

Cash flows from financing activities:
Proceeds from issuance of shares		—		1.7		—		33,510.0
Shares issuance costs and FCCN conversion expenses		—		2.0		—		(1,030.8)
Proceeds from issue of shares by a subsidiary to non-controlling interests shareholders (net of share issue expenses)		0.1		5.1		1,383.9		57.6
Purchase of additional equity interest in a subsidiary		—		—		(3,043.4)		—
Dividends paid (including dividend tax)		(273.4)		(14,841.8)		(14,648.5)		(10,042.3)
Dividends paid to non-controlling interests shareholders of subsidiaries		(4.0)		(215.6)		(245.5)		(187.7)
Interest paid		(1,078.2)		(58,529.2)		(35,921.5)		(33,966.5)
Proceeds from issuance of short-term debt		2,681.5		145,566.9		82,489.1		132,814.8
Repayment of short-term debt		(2,457.0)		(133,377.4)		(103,472.3)		(144,556.0)
Net change in other short-term debt (with maturity up to three months)		44.3		2,406.7		4,202.9		(14,184.3)
Proceeds from issuance of long-term debt		2,720.4		147,678.3		191,148.5		66,745.3
Repayments of long-term debt		(1,981.6)		(107,570.3)		(88,878.7)		(72,159.3)
Debt issuance cost		(8.6)		(464.3)		(4,031.8)		—

Net cash provided by / (used in) financing activities		(356.5)		(19,337.9)		28,982.7		(42,999.2)

Net change in cash and cash equivalents		(598.9)		(32,520.6)		43,865.9		23,988.8
Effect of foreign exchange on cash and cash equivalents		49.4		2,686.7		11,415.6		3,219.2
Cash and cash equivalents, beginning of the year		2,688.5		145,952.4		90,670.9		63,462.9

Cash and cash equivalents, end of the year	US$	2,139.0	Rs.	116,118.5	Rs	. 145,952.4	Rs.	90,670.9

Non-cash transactions:
Liability towards property, plant and equipment and intangible assets purchased on credit / deferred credit	US$	441.5	Rs.	23,964.5	Rs.	14,026.6	Rs.	12,734.8
4% Foreign Currency Convertible Notes (USD) due 2014 and Zero coupon Convertible Alternative Reference Securities (USD) due 2012 (CARS) converted into 16,519,201 and 22,370 Ordinary Shares (face value of Rs.2) respectively during the year ended March 31, 2013 and 1% foreign currency convertible notes (USD) due 2011, 4% Foreign Currency Convertible Notes (USD) due 2014 and Zero coupon foreign currency convertible notes (JPY) due 2011 converted into 4,134,763, 19,423,734 and 11,929 Ordinary Shares (face value of Rs.10) respectively during the year ended March 31, 2011		93.2		5,058.6	Rs.	—	Rs.	28,230.2

See accompanying notes to consolidated financial statements

Tata Motors Limited and subsidiaries

Consolidated statements of changes in equity

For each of the years ended March 31, 2013, 2012 and 2011

					Other components of equity						Reserves*
	Share capital		Additional paid-in capital		Currency translation reserve		Available- for -sale investments		Hedging Reserve		Capital redemption reserve		Debenture redemption reserve		Reserve for research and human resource development		Special reserve		Earned surplus reserve		Retained earnings		Equity attributable to shareholders of Tata Motors Limited		Non- controlling interests		Total equity
	(In millions)
Balance as of April 1, 2012	Rs.	6,347.5	Rs.	173,946.6	Rs.	3,033.0	Rs.	(26.7)	Rs.	(1,695.3)	Rs.	22.8	Rs.	11,721.6	Rs.	1,644.3	Rs.	1,452.4	Rs.	140.0	Rs.	131,826.4	Rs.	328,412.6	Rs.	2,931.0	Rs.	331,343.6
Income for the year																						88,697.0		88,697.0		886.2		89,583.2
Other comprehensive income /(loss) for the year						787.6		347.0		(15,106.0)												(23,073.0)		(37,044.4)		30.5		(37,013.9)
Shares issued upon conversion of Foreign Currency Convertible Notes (net of issue expenses of Rs.2.0 million)		33.1		5,023.5																				5,056.6				5,056.6
Issue of shares held in abeyance		0.1		1.6																				1.7				1.7
Shares issued to non-controlling interests																										5.1		5.1
Dividend paid (including dividend tax)																						(14,855.0)		(14,855.0)		(215.6)		(15,070.6)
Transfer to special reserve																		631.4				(631.4)		—				—
Transfer from debenture redemption reserve														(1,300.0)								1,300.0		—				—

Balance as of March 31, 2013	Rs.	6,380.7	Rs.	178,971.7	Rs.	3,820.6	Rs.	320.3	Rs.	(16,801.3)	Rs.	22.8	Rs.	10,421.6	Rs.	1,644.3	Rs.	2,083.8	Rs.	140.0	Rs.	183,264.0	Rs.	370,268.5	Rs.	3,637.2	Rs.	373,905.7

									Rs.	(12,660.4)											Rs.	197,576.6

	US$	117.6	US$	3,296.9	US$	70.4	US$	5.9	US$	(309.5)	US$	0.4	US$	191.9	US$	30.3	US$	38.4	US$	2.6	US$	3,376.0	US$	6,820.9	US$	67.0	US$	6,887.9

									US$	(233.2)											US$	3,639.6

*	Refer note 27

See accompanying notes to consolidated financial statements

					Other components of equity						Reserves*
	Share capital		Additional paid-in capital		Currency translation reserve		Available- for -sale investments		Hedging Reserve		Capital redemption reserve		Debenture redemption reserve		Reserve for research and human resource development		Special reserve		Earned surplus reserve		Retained earnings		Equity attributable to shareholders of Tata Motors Limited		Non- controlling interests		Total equity
	(In millions)
Balance as of April 1, 2011	Rs.	6,346.5	Rs.	175,484.7	Rs.	(20,399.1)	Rs.	772.0	Rs.	1,528.7	Rs.	22.8	Rs.	11,021.6	Rs.	1,510.2	Rs.	959.5	Rs.	113.2	Rs.	31,508.9	Rs.	208,869.0	Rs.	2,390.3	Rs.	211,259.3
Income for the year																						115,659.1		115,659.1		781.3		116,440.4
Other comprehensive income /(loss) for the year (net of tax)						23,432.1		(798.7)		(3,224.0)												682.7		20,092.1		95.8		20,187.9
Issue of shares held in abeyance		1.0		29.8																				30.8				30.8
Dividend paid (including dividend tax)																						(14,670.5)		(14,670.5)		(245.5)		(14,916.0)
Transfer to debenture redemption reserve														700.0								(700.0)		—				—
Transfer to earned surplus reserve																				26.8		(26.8)		—				—
Transfer to special reserve																		492.9				(492.9)		—				—
Transfer to reserve for human resource development																134.1						(134.1)		—				—
Changes in ownership interests in subsidiaries that do not result in a loss of control				(1,567.9)																				(1,567.9)		(90.9)		(1,658.8)

Balance as of March 31, 2012	Rs.	6,347.5	Rs.	173,946.6	Rs.	3,033.0	Rs.	(26.7)	Rs.	(1,695.3)	Rs.	22.8	Rs.	11,721.6	Rs.	1,644.3	Rs.	1,452.4	Rs.	140.0	Rs.	131,826.4	Rs.	328,412.6	Rs.	2,931.0	Rs.	331,343.6

									Rs.	1,311.0											Rs.	146,807.5

*	Refer note 27

See accompanying notes to consolidated financial statements

					Other components of equity						Reserves*
	Share capital		Additional paid-in capital		Currency translation reserve		Available- for -sale investments		Hedging Reserve		Capital redemption reserve		Debenture redemption reserve		Reserve for research and human resource development		Special reserve		Earned surplus reserve		Retained earnings		Equity attributable to shareholders of Tata Motors Limited		Non- controlling interests		Total equity
	(In millions)
Balance as of April 1, 2010	Rs.	5,706.0	Rs.	115,496.7	Rs.	(25,982.3)	Rs.	733.5		Rs. —	Rs.	22.8	Rs.	11,021.6	Rs.	948.3	Rs.	691.5	Rs.	101.1	Rs.	(8,561.5)	Rs.	100,177.7	Rs.	2,045.1	Rs.	102,222.8
Income for the year																						73,401.8		73,401.8		346.9		73,748.7
Other comprehensive income /(loss) for the year (net of tax)						5,583.2		38.5		1,528.7												(22,436.7)		(15,286.3)		38.4		(15,247.9)
Shares issued upon conversion of Foreign Currency Convertible Notes (net of issue expenses of Rs. 18.7 million)		235.7		27,975.8																				28,211.5				28,211.5
Issue of shares (net of issue expenses of Rs. 1,012.1 million)		404.8		32,093.1																				32,497.9				32,497.9
Shares issued to non –controlling interests																										57.6		57.6
Dividend paid (including dividend tax)																						(10,052.7)		(10,052.7)		(187.7)		(10,240.4)
Transfer to earned surplus reserve																				12.1		(12.1)		—				—
Transfer to special reserve																		268.0				(268.0)		—				—
Transfer to reserve for human resource development																561.9						(561.9)		—				—
Non- controlling interest arising due to business combination																								—		9.1		9.1
Changes in ownership interests in subsidiaries that do not result in a loss of control				(80.9)																				(80.9)		80.9		—

Balance as of March 31, 2011	Rs.	6,346.5	Rs.	175,484.7	Rs.	(20,399.1)	Rs.	772.0.	Rs.	1,528.7	Rs.	22.8	Rs.	11,021.6	Rs.	1,510.2	Rs.	959.5	Rs.	113.2	Rs.	31,508.9	Rs.	208,869.0	Rs.	2,390.3	Rs.	211,259.3

									Rs.	(18,098.4)											Rs.	45,136.2

*	Refer note 27

See accompanying notes to consolidated financial statements

Tata Motors Limited and subsidiaries

Notes to Consolidated Financial Statements

1.	Background and operations

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

The consolidated financial statements were approved by the Board of Directors and authorised for issue on August 2, 2013.

The Company’s subsidiaries includes the Jaguar Land Rover business (referred to as JLR) which has three manufacturing facilities and two advanced engineering centres in the UK and a world wide sales network.

As on March 31, 2013, Tata Sons Limited (or Tata Sons), together with its subsidiaries, owns 28.96% of the ordinary shares and 0.87% of ‘A’ ordinary shares of Tata Motors Limited, and has the ability to significantly influence the Company’s operations (refer note 25 for voting rights relating to ordinary shares and ‘A’ ordinary shares).

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

Non-controlling interests in the net assets (excluding goodwill) of consolidated subsidiaries are identified separately from the Company’s equity. The interest of non-controlling shareholders may be initially measured either at fair value or at the non-controlling interests’ proportionate share of the fair value of the acquiree’s identifiable net assets. The choice of measurement basis is made on an acquisition –by- acquisition basis. Subsequent to acquisition, the carrying amount of non-controlling interests is the amount of those interests at initial recognition plus the non-controlling interests’ share of subsequent changes in equity. Total comprehensive income is attributed to non-controlling interests even if it results in the non-controlling interest having a deficit balance.

Changes in the Company’s interests in subsidiaries that do not result in a loss of control are accounted for as equity transactions. The carrying amount of the Company’s interests and the non-controlling interests are adjusted to reflect the changes in their relative interests in the subsidiaries. Any difference between the amount by which the non-controlling interests are adjusted and the fair value of the consideration paid or received is recognized directly in equity and attributed to owners of the Company.

When the Company loses control of a subsidiary, the profit or loss on disposal is calculated as the difference between (i) the aggregate of the fair value of consideration received and the fair value of any retained interest and (ii) the previous carrying amount of the assets (including goodwill), and liabilities of the subsidiary and any non-controlling interests. Amounts previously recognized in other comprehensive income in relation to the subsidiary are accounted for (i.e. reclassified to profit or loss or transferred directly to retained earnings) in the same manner as would be required if the relevant assets or liabilities were disposed of. The fair value of any investment retained in the former subsidiary at the date when control is lost is regarded as the fair value on initial recognition for subsequent accounting under IAS 39 Financial Instruments: Recognition and Measurement or, when applicable, the cost on initial recognition of an investment in an associate or jointly controlled entity.

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

Equity accounted investees are accounted for using the equity method and are recognized initially at cost. The Company’s investment includes goodwill identified on acquisition, net of any accumulated impairment losses. The consolidated financial statements include the Company’s share of profits or losses and equity movements of equity accounted investees, from the date that significant influence or joint control commences until the date that significant influence or joint control ceases. When the Company’s share of losses exceeds its interest in an equity accounted investee, the carrying amount of that interest (including any long-term investments in the nature of net investments) is reduced to nil and the recognition of further losses is discontinued except to the extent that the Company has an obligation or has made payments on behalf of the investee.

When the Company transacts with an associate or jointly controlled entity of the Company, unrealized profits and losses are eliminated to the extent of the Company’s interest in its associate or jointly controlled entity.

d.	Business combination

Acquisitions of subsidiaries and businesses are accounted for using the acquisition method. Acquisition related costs are recognized in profit or loss as incurred. The acquiree’s identifiable assets, liabilities and contingent liabilities that meet the conditions for recognition are recognized at their fair value at the acquisition date, except certain assets and liabilities required to be measured as per the applicable standard.

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

In particular, information about significant areas of estimation uncertainty and critical judgments in applying accounting policies that have the most significant effect on the amounts recognized in the financial statements are included in the following notes:

i)	Note 11(3) – Property, plant and equipment

As described in Note 11(3), the Company reasonably expects that the outcome of any legal proceeding in the Supreme Court of India, in respect of decision by the High Court of Calcutta, relating to the cancellation of the lease land will be upheld in the Company’s favor.

ii)	Note 13 – Impairment of goodwill

iii)	Note 14 – Impairment of indefinite life intangible assets

iv)	Note 15 – Impairment of equity accounted investees

v)	Note 16 – Recoverability/recognition of deferred tax assets

vi)	Note 20 – Provision for product warranty

vii)	Note 32 – Assets and obligations relating to employee benefits

viii)	Note 35(a) and (d)(iv) – Determination of fair value of conversion option

ix)	Note 35 (a) and (d)(iv) – Financial instruments and fair valuation of prepayment options in Senior Notes.

f.	Revenue recognition

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

Incentives are recognized when there is reasonable assurance that the Company will comply with the conditions and the incentive will be received. Incentives are recorded at fair value where applicable. Revenues include incentives of Rs. 8,361.1 million, Rs. 4,402.5 million and Rs. 8,112.8 million for the year ended March 31, 2013, March 31, 2012 and March 31, 2011, respectively.

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

For the purpose of consolidation, the assets and liabilities of the Company’s foreign operations, are translated to Indian Rupee at the exchange rate prevailing on the balance sheet date, and the income and expenses at the average rate of exchange for the respective month. Exchange differences arising are recognized as currency translation reserve under equity.

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

Inventories include vehicles sold subject to repurchase arrangements. These vehicles are carried at cost to the Company and are amortized in changes in inventories of finished goods to their residual values (i.e. estimated second hand sale value) over the term of the arrangement.

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

Amortization is provided on a straight-line basis over estimated useful lives of the intangible assets as per details below

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

As of March 31, 2013 and 2012, none of the Company’s property, plant and equipment and intangible assets were considered impaired.

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

Tata Motors and its subsidiaries in India have an obligation towards gratuity, a defined benefit retirement plan covering eligible employees. The plan provides for a lump sum payment to vested employees at retirement, death while in employment or on termination of employment of an amount equivalent to 15 to 30 days salary payable for each completed year of service. Vesting occurs upon completion of five years of service. Tata Motors and such subsidiaries make annual contributions to gratuity funds established as trusts or insurance companies. Tata Motors and its subsidiaries in India account for the liability for gratuity benefits payable in the future based on an actuarial valuation.

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

Any dividend declared by Tata Motors Limited is based on the profits available for distribution as reported in the unconsolidated statutory financial statements of Tata Motors Limited prepared in accordance with Generally Accepted Accounting Principles in India (Indian GAAP). Further, Indian law mandates that dividend be declared out of distributable profits only after the transfer of a specified percentage of net income computed in accordance with current regulations to a general reserve. Accordingly, in certain years the net income reported in these financial statements may not be fully distributable. As of March 31, 2013 and March 31, 2012, the amounts available for distribution were Rs. 69,481.9 million and Rs. 79,752.6 million respectively.

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

Dividends from available-for-sale debt securities are recognized in the income statement when the right to receive payment has been established.

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

Fair valuation of prepayment options in Senior Notes: Embedded derivatives relating to prepayment options in Senior Notes are not considered as closely related and are separately accounted unless the exercise price of these options are approximately equal on each exercise date to the amortized cost of the Senior Notes.

The embedded derivative is initially accounted for separately from the liability component as derivative at fair value. The fair value represents the difference in the traded market price of the Notes and the expected price of the Notes would trade at if they did not contain any prepayment features. The expected price is based on market inputs including credit spreads and interest rates. Directly attributable costs are allocated to the liability component and the prepayment option in proportion to their initial carrying amounts.

Subsequent to initial recognition, the liability component of the Senior Notes are measured at amortized cost using the effective interest method. The prepayment option is subsequently measured at fair value at each reporting date with changes in fair value recognized in income statement.

The prepayment option is presented together with the related liability.

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

IFRS 7 Financial Instruments: Disclosures and IAS 32 Financial Instruments: Presentation were amended in December 2011 to clarify requirements for offsetting financial assets and financial liabilities and amend disclosures. The new disclosures are required for annual or interim periods beginning on or after January 1, 2013 and the clarifying amendments to IAS 32 are effective for annual periods beginning on or after January 1, 2014.

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

The Annual improvements to IFRSs 2009 – 2011 Cycle issued in May 2012 include a number of amendments to various IFRSs. The amendments are effective for annual periods beginning on or after January 1, 2013. These amendments include:

•

Amendments to IAS 1 Presentation of Financial Statements which clarify that an entity is required to present a third statement of financial position only when the retrospective application, restatement or reclassification has a material effect on the information in the third statement of financial position and that related notes are not required to accompany the third statement of financial position.

•

Amendments to IAS 16 Property, Plant and Equipment which clarify that spare parts, stand-by equipment and servicing equipment should be classified as property, plant and equipment when they meet the definition of property, plant and equipment in IAS 16 and as inventory otherwise.

•

Amendments to IAS 32 Financial Instruments: Presentation which clarify that income tax relating to distributions to holders of an equity instrument and to transaction costs of an equity transaction should be accounted for in accordance with IAS 12 Income Taxes.

w.	Convenience translation

The consolidated financial statements have been expressed in Indian rupees (“Rs.”), Tata Motors Limited functional currency. For the convenience of the reader, the financial statements as at and for the year ended March 31, 2013, have been translated into U.S. dollars at US$ 1.00 = Rs. 54.285, based on fixing rate in the City of Mumbai on March 31, 2013, for cable transfers in Indian rupees as published by the Foreign Exchange Dealers’ Association of India (FEDAI).

Such translation should not be construed as representation that the rupee amounts have been or could be converted into U.S. dollars at that or any other rate, or at all.

3.	Cash and cash equivalents

Cash and cash equivalents consist of the following:

	As of March 31,
	2013		2013		2012
	(In millions)
Cash balances	US$	7.7	Rs.	414.4	Rs.	215.5
Balances with banks (including deposits with original maturity of upto three months)		2,131.4		115,704.1		145,736.9

Total	US$	2,139.1	Rs.	116,118.5	Rs.	145,952.4

Cash and cash equivalents includes Rs. 43,052.5 million and Rs. 36,974.1 million as of March 31, 2013 and 2012 respectively, held by a subsidiary that operates in a country where exchange control restrictions prevent the balances being available for general use by Tata Motors Limited and other subsidiaries. As at March 31, 2013, it is considered that all of this cash could be utilised against current liabilities in that country and therefore the exchange control restrictions on movement of cash do not curtail the group’s liquidity position.

4.	Finance receivables

Finance receivables consist of vehicle loans, the details of which are as follows:

	As of March 31,
	2013		2013		2012
	(In millions)
Finance receivables	US$	3,919.2	Rs.	212,754.0	Rs.	182,330.4
Less: allowance for credit losses		267.7		14,534.8		11,089.6

Total	US$	3,651.5	Rs.	198,219.2	Rs.	171,240.8

Current portion		1,316.4		71,460.5		68,438.8
Non-current portion		2,335.1		126,758.7		102,802.0

Total	US$	3,651.5	Rs.	198,219.2	Rs.	171,240.8

Changes in the allowance for credit losses in finance receivables are as follows:

	Year ended March 31,
	2013		2013		2012		2011
	(In millions)
Balance at the beginning	US$	204.3	Rs.	11,089.6	Rs.	9,070.9	Rs.	8,481.1
Allowances made during the year		173.6		9,427.9		5,747.3		4,872.7
Written off		(110.2)		(5,982.7)		(3,728.6)		(4,282.9)

Balance at the end	US$	267.7	Rs.	14,534.8	Rs.	11,089.6	Rs.	9,070.9

5.	Allowance for trade and other receivables

Change in the allowances for trade and other receivables are as follows:

	Year ended March 31,
	2013		2013		2012		2011
	(In millions)
Balance at the beginning	US$	70.9	Rs.	3,847.2	Rs.	2,963.3	Rs.	3,023.7
Allowance made during the year (net)		21.0		1,141.3		997.3		1,099.4
Written off		(4.0)		(218.8)		(211.5)		(1,216.6)
Foreign exchange translation differences		0.1		7.3		98.1		56.8

Balance at the end	US$	88.0	Rs.	4,777.0	Rs.	3,847.2	Rs.	2,963.3

6.	Investments

Investments consist of the following:

	As of March 31,
	2013		2013		2012
	(In millions)
Available-for-sale, at fair value	US$	1,428.0	Rs.	77,516.4	Rs.	78,365.0
Unquoted equity investments, at cost		71.4		3,877.0		3,866.4
Loans and receivables		1.4		80.0		337.6

Total	US$	1,500.8	Rs.	81,473.4	Rs.	82,569.0

Available-for-sale, financial assets (investments) are as follows:

	As of March 31,
	2013		2013		2012
	(In millions)
Quoted equity shares	US$	38.1	Rs.	2,067.2	Rs.	2,885.3
Mutual funds		1,387.7		75,327.0		75,356.3
Corporate bonds and other debt instruments		2.2		122.2		123.4

Total available for sale securities	US$	1,428.0	Rs.	77,516.4	Rs.	78,365.0

The current and non-current classifications of investments are as follows:

	As of March 31,
	2013		2013		2012
	(In millions)
Current investments	US$	1,385.1	Rs.	75,191.2	Rs.	75,299.3
Non-current investments		115.7		6,282.2		7,269.7

Total	US$	1,500.8	Rs.	81,473.4	Rs.	82,569.0

The fair value of the unquoted equity investments cannot be reliably measured as the variability in the range of fair value estimates is significant and the probabilities of the various estimates cannot be reasonably assessed.

7.	Other financial assets - current

Other financial assets current consist of the following:

	As of March 31,
	2013		2013		2012
	(In millions)
Derivative financial instruments	US$	47.3	Rs.	2,568.1	Rs.	3,950.4
Advances and other receivables recoverable in cash		108.4		5,884.6		3,764.7
Inter corporate deposits		0.1		3.1		504.2
Margin money with banks		25.8		1,402.9		405.0
Restricted bank deposits		211.6		11,484.1		12,676.7

Total	US$	393.2	Rs.	21,342.8	Rs.	21,301.0

Margin money with banks is restricted cash deposits and consists of collateral provided for transfer of finance receivables. Restricted bank deposits include Rs. 9,002.4 million and Rs. 10,709.1 million as of March 31, 2013 and 2012 respectively, held as security in relation to bank borrowings. The deposits are pledged till the maturity of the respective borrowings.

8.	Inventories

Inventories consist of the following:

	As of March 31,
	2013		2013		2012
	(In millions)
Raw materials and consumables	US$	462.6	Rs.	25,112.3	Rs.	27,980.5
Work-in-progress		397.2		21,563.6		19,148.5
Finished goods		2,979.1		161,717.3		133,705.0

Total	US$	3,838.9	Rs.	208,393.2	Rs.	180,834.0

Inventories of finished goods include Rs. 14,055.3 million and Rs. 10,916.1 million as of March 31, 2013 and March 31, 2012, respectively, relating to vehicles sold subject to repurchase arrangements.

Cost of inventories (including cost of purchased products) recognised as expense during the years ended March 31, 2013, March 31, 2012 and March 31, 2011 amounted to Rs. 1,382,008.9 million, Rs. 1,221,929.5 million and Rs. 908,917.6 million, respectively.

During the years ended March 31, 2013, March 31, 2012 and March 31, 2011 the Company recorded inventory write-down expense of Rs. 3,675.1 million, Rs. 2,098.8 million and Rs. 1,512.5 million, respectively.

9.	Other current assets

Other current assets consist of the following:

	As of March 31,
	2013		2013		2012
	(In millions)
Advances to suppliers and contractors	US$	44.9	Rs.	2,435.5	Rs.	2,624.9

VAT, other taxes recoverable, statutory deposits and dues from government		859.0		46,627.7		51,334.8
Prepaid expenses		104.7		5,686.0		3,529.0
Others		3.6		196.6		61.6

Total	US$	1,012.2	Rs.	54,945.8	Rs.	57,550.3

10.	Other financial assets (non-current)

Other financial assets - non-current consist of the following:

	As of March 31,
	2013		2013		2012
	(In millions)
Margin money with banks	US$	12.8	Rs.	693.1	Rs.	2,184.4
Restricted deposits		74.4		4,036.9		6,577.2
Loans to employees		8.1		437.0		476.1
Loan to the equity accounted investee		48.8		2,650.0		2,650.0
Derivative financial instruments		114.1		6,194.7		1,897.0
Others		79.7		4,331.9		3,305.2

Total	US$	337.9	Rs.	18,343.6	Rs.	17,089.9

Margin money with banks is restricted cash deposits, and consists of collateral provided for transfer of finance receivables. Restricted deposits are held as security on vehicles sold by dealers under leasing arrangements. The amount is pledged until the leases reach their respective conclusion.

Loan to the equity accounted investee represents loan given to a joint venture of the Company. This loan is subordinated to other borrowings of the joint venture. Subject to certain conditions, the loan is convertible into equity of the joint venture at the option of the joint venture.

11.	Property, plant and equipment

	Land and buildings		Plant and equipment		Vehicles		Computers		Furniture and fixtures		Total
	(In millions)
Cost as of April 1, 2012	Rs.	66,706.1	Rs.	317,654.8	Rs.	3,300.8	Rs.	9,521.7	Rs.	4,615.8	Rs.	401,799.2
Additions		4,978.9		86,245.2		773.1		973.0		1,613.6		94,583.8
Currency translation differences		716.1		(1,218.2)		81.9		69.4		22.7		(328.1)
Disposal		(1,279.0)		(6,193.5)		(1,868.3)		(342.2)		(465.7)		(10,148.7)

Cost as of March 31, 2013		71,122.1		396,488.3		2,287.5		10,221.9		5,786.4		485,906.2
Accumulated depreciation (net of Rs.8,079.8 million in respect of disposals)		(11,369.1)		(159,978.5)		(1,166.6)		(7,274.2)		(2,385.6)		(182,174.0)

Net carrying amount as of March 31, 2013	Rs.	59,753.0	Rs.	236,509.8	Rs.	1,120.9	Rs.	2,947.7	Rs.	3,400.8	Rs.	303,732.2
Capital work-in –progress												42,930.8

Total											Rs.	346,663.0

											US$	6,386.0

Depreciation for the year	Rs.	(1,941.8)	Rs.	(34,258.1)	Rs.	(475.6)	Rs.	(1,006.4)	Rs.	(405.9)	Rs.	(38,087.8)

											US$	(701.6)

	Land and buildings		Plant and equipment		Vehicles		Computers		Furniture and fixtures		Total
	(In millions)
Cost as of April 1, 2011	Rs.	57,367.9	Rs.	249,757.9	Rs.	2,312.4	Rs.	8,213.2	Rs.	3,414.1	Rs.	321,065.5
Additions		5,316.2		53,617.0		1,430.7		1,305.3		1,061.0		62,730.2
Currency translation differences		4,166.1		16,415.9		166.2		214.3		262.1		21,224.6
Disposal		(144.1)		(2,136.0)		(608.5)		(211.1)		(121.4)		(3,221.1)

Cost as of March 31, 2012		66,706.1		317,654.8		3,300.8		9,521.7		4,615.8		401,799.2
Accumulated depreciation (net of Rs. 1,593.2 million in respect of disposals)		(10,509.4)		(131,216.6)		(1,253.3)		(6,437.6)		(2,376.8)		(151,793.7)

Net carrying amount as of March 31, 2012	Rs.	56,196.7	Rs.	186,438.2	Rs.	2,047.5	Rs.	3,084.1	Rs.	2,239.0	Rs.	250,005.5
Capital work-in –progress												32,710.6

Total											Rs.	282,716.1

Depreciation for the year	Rs.	(1,574.1)	Rs.	(28,473.5)	Rs.	(529.2)	Rs.	(810.3)	Rs.	(462.2)	Rs.	(31,849.3)

Notes:

1.	Net carrying amounts of property, plant and equipment under finance lease arrangements were as follows:

	As of March 31,
	2013		2013		2012
	( In millions)
Land	US$	3.3	Rs.	180.9	Rs.	184.5
Buildings		7.6		414.1		314.6
Plant and equipment		37.5		2,034.0		1,728.1
Computers		10.4		566.7		508.3

Total	US$	58.8	Rs.	3,195.7	Rs.	2,735.5

2.	Land and buildings includes freehold land of Rs. 17,265.4 million and Rs. 16,975.1 million as of March 31, 2013 and March 31, 2012 respectively.

3.	Capital work in progress, as at March 31, 2013 includes building of Rs. 3,098.8 million on leased land located in the State of West Bengal in India for the purposes of manufacturing automobiles. As a result of the decision to relocate and construct a similar manufacturing facility at, another location, the management was in the process of evaluating several options, under all of which no adjustments to the carrying amount of the buildings was considered necessary. In June 2011, the newly elected Government of West Bengal (referred to as “State Government”) enacted legislation to cancel the land lease agreement.

The Company challenged the legal validity of the legislation. In June 2012, the High Court of Calcutta (referred to as the “High Court”) ruled against the validity of the legislation and restored the Company’s rights under the land lease agreement. The State Government has filed an appeal in the Supreme Court of India. As of the date of the authorization of the financial statements, the Supreme Court has not concluded on the State Government appeal.

The Company reasonably expects that the High Courts’ judgment, based on established law, will be upheld by the Supreme Court.

12.	Leases

The Company has taken land, buildings, plant and equipment, computers and furniture and fixtures under operating and finance leases. The following is the summary of future minimum lease rental payments under non-cancellable operating leases and finance leases entered into by the Company:

	As of March 31,
	2013						2012
	(In millions)
	Operating		Finance				Operating		Finance
	Minimum Lease Payments		Minimum Lease Payments		Present value of minimum lease payments		Minimum Lease Payments		Minimum Lease Payments		Present value of minimum lease payments
Not later than one year		Rs.988.1	Rs.	732.0	Rs.	592.8	Rs.	926.4	Rs.	585.9	Rs.	524.7
Later than one year but not later than five years		1,863.1		1,959.0		1,684.3		2,375.9		1,760.7		1,550.5
Later than five years		9,632.0		157.8		149.5		9,288.3		3.7		3.3

Total minimum lease commitments	Rs.	12,483.2	Rs.	2,848.8	Rs.	2,426.6	Rs.	12,590.6	Rs.	2,350.3	Rs.	2,078.5
	US$	230.0	US$	52.5	US$	44.7
Less: future finance charges				(422.2)						(271.8)

Present value of minimum lease payments			Rs.	2,426.6					Rs.	2,078.5

Included in the financial statements as:
Other current financial liabilities (refer note 19)					Rs.	592.8					Rs.	524.7
Other non-current financial liabilities (refer note 23)						1,833.8						1,553.8

					Rs.	2,426.6					Rs.	2,078.5

					US$	44.7

Total operating lease rent expense was Rs. 3,992.0 million, Rs. 2,863.6 million and Rs. 2,297.2 million for the years ended March 31, 2013, 2012 and 2011, respectively.

Significant leasing arrangements include lease of land under operating lease for a period of 90 years with a renewal option for a further period of 90 years. Minimum lease payments for a period ‘later than five years’ includes Rs. 8,429.7 million relating to this leasing arrangement.

13.	Goodwill

	As of March 31,
	2013		2013	2012
	(In millions)
Balance at the beginning	US$	78.3	Rs.4,253.0	Rs.3,760.8
Write off of goodwill		—	—	(45.7)
Currency translation differences		1.3	67.3	537.9

Balance at the end	US$	79.6	Rs. 4,320.3	Rs. 4,253.0

As of March 31, 2013, goodwill of Rs. 229.8 million and Rs. 4,090.5 million relates to the automotive and related activity segment (Tata and other brand vehicles including financing thereof) and ‘others’ segment respectively. As of March 31, 2012, goodwill of Rs. 229.8 million and Rs. 4,023.2 million relates to the automotive and related activity segment (Tata and other brand vehicles including financing thereof) and ‘others’ segment respectively.

As of March 31, 2013, goodwill of Rs. 4,090.5 million has been allocated to software consultancy and services cash generating unit. The recoverable amount of the cash generating unit has been determined based on value in use. Value in use has been determined based on future cash flows, after considering current economic conditions and trends, estimated future operating results, growth rates and anticipated future economic conditions.

As of March 31, 2013, the estimated cash flows for a period of 5 years were developed using internal forecasts, and a pre-tax discount rate of 16.91%. The cash flows beyond 5 years have been extrapolated assuming zero growth rates. The management believes that any reasonably possible change in the key assumptions would not cause the carrying amount to exceed the recoverable amount of the cash generating unit.

14.	Intangible assets

Intangible assets consist of the following:

	Software		Patents and technological know how		Customer related		Intellectual property rights and other intangibles		Product development		Indefinite life trademarks and brands		Total
	(In millions)
Cost as of April 1, 2012	Rs.	17,134.1	Rs.	12,434.2	Rs.	7,232.9	Rs.	207.8	Rs.	121,687.8	Rs.	50,407.5	Rs.	209,104.3
Additions through internal development		—		—		—		—		87,930.1		—		87,930.1
Other additions		4,264.5		8.1		—		—		—		—		4,272.6
Currency translation differences		137.5		86.7		50.9		—		(3,551.8)		354.9		(2,921.8)
Disposal		(3,176.9)		—		—		(152.7)		—		—		(3,329.6)

Cost as of March 31, 2013		18,359.2		12,529.0		7,283.8		55.1		206,066.1		50,762.4		295,055.6

Accumulated amortization (net of Rs.3,329.6 million in respect of disposals)		(9,578.0)		(6,196.2)		(3,480.1)		(16.2)		(66,370.5)		—		(85,641.0)

Net carrying amount as of March 31, 2013	Rs.	8,781.2	Rs.	6,332.8	Rs.	3,803.7	Rs.	38.9	Rs.	139,695.6	Rs.	50,762.4	Rs.	209,414.6

Capital work-in-progress														141,821.5

Total													Rs.	351,236.1

													US$	6,470.2

Amortization for the year	Rs.	(3,267.0)	Rs.	(1,376.0)	Rs.	(257.9)	Rs.	—	Rs.	(30,734.5)	Rs.	—	Rs.	(35,635.4)

													US$	(656.5)

	Software		Patents and technological know how		Customer related		Intellectual property rights and other intangibles		Product development		Indefinite life trademarks and brands		Total
	(In millions)
Cost as of April 1, 2011	Rs.	12,118.6	Rs.	10,954.5	Rs.	6,340.6	Rs.	177.3	Rs.	66,800.3	Rs.	44,188.7	Rs.	140,580.0
Additions through internal development		—		—		—		—		47,027.8		—		47,027.8
Other additions		3,793.1		1.2		—		—		—		—		3,794.3
Currency translation differences		1,388.0		1,478.5		892.3		30.5		7,859.7		6,218.8		17,867.8
Disposal		(165.6)		—		—		—		—		—		(165.6)

Cost as of March 31, 2012		17,134.1		12,434.2		7,232.9		207.8		121,687.8		50,407.5		209,104.3

Accumulated amortization (net of Rs. 165.6 million in respect of disposals)		(9,418.2)		(4,844.7)		(3,212.1)		(16.2)		(38,045.9)		—		(55,537.1)

Net carrying amount as of March 31, 2012	Rs.	7,715.9	Rs.	7,589.5	Rs.	4,020.8	Rs.	191.6	Rs.	83,641.9	Rs.	50,407.5	Rs.	153,567.2
Capital work-in-progress														128,780.2

Total													Rs.	282,347.4

Amortization for the year	Rs.	(2,870.9)	Rs.	(959.8)	Rs.	(238.3)	Rs.	(3.6)	Rs.	(18,513.2)	Rs.	—	Rs.	(22,585.8)

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

The estimated cash flows for a period of five years were developed using internal forecasts, and a pre-tax discount rate of 10.2%. The cash flows beyond five years have been extrapolated assuming zero growth rate. The management believes that any reasonably possible change in the key assumptions would not cause the carrying amount to exceed the recoverable amount of the cash generating unit.

15.	Investments in equity accounted investees:

a)	Associates:

Summarized financial information in respect of the Company’s associates is as follows:

	As of March 31,
	2013		2013		2012
	(In millions)
Total assets	US$	1,034.6	Rs.	56,161.9	Rs.	58,339.7
Total liabilities		677.4		36,772.8		42,151.4
Carrying amount of investment in associates	US$	346.9	Rs.	18,830.2	Rs.	18,151.0

	Year ended March 31,
	2013		2013		2012		2011
	(In millions)
Total revenue	US$	1,495.8	Rs.	81,199.7	Rs.	101,269.6	Rs.	75,392.7
Total profits for the period		100.6		5,462.5		1,788.5		3,210.9
Company’s share in profit*	US$	22.3	Rs.	1,211.8	Rs.	275.8	Rs.	856.2

(i)	The Company acquired additional equity shareholding in one of the associates and increased its ownership to 47.18% from 44.21% during the year ended March 31, 2012, for a total consideration of Rs. 58.6 million.

(ii)	Fair value of investment in an equity accounted associate for which published price quotation is available was Rs.684.8 million and Rs. 894.3 million as of March 31, 2013 and 2012, respectively. The carrying amount as of March 31, 2013 and 2012 was Rs. 1,306.0 million and Rs. 1,270.7 million, respectively.

(iii)	During the year ended March 31, 2012, the Company recognized an impairment loss of Rs 4,981.0 million in respect of its investment in an associate on account of economic slowdown and increased competition from new entrants. The associate is engaged in the business of manufacture and sale of construction equipment. The recoverable amount of the investment is determined based on value in use.

b)	Jointly controlled entities:

Summarized financial information in respect of the Company’s jointly controlled entities (adjusted for the percentage of the ownership held by the Company) is as follows:

	As of March 31,
	2013		2013	2012
	(In millions)
Current assets	US$	271.2	Rs. 14,722.6	Rs. 7,229.1
Non-current assets		285.3	15,489.3	15,587.3
Current liabilities		230.5	12,510.0	10,448.7
Non-current liabilities		128.4	6,971.2	8,313.9
Carrying amount of investment in jointly controlled entities	US$	213.0	Rs. 11,561.5	Rs. 5,114.9

	Year ended March 31,
	2013		2013	2012		2011
	(In millions)
Income	US$	338.8	Rs. 18,393.4	Rs.	17,810.3	Rs.	19,515.1
Expenses		329.1	17,865.6		18,319.5		20,764.7
Company’s share of profit/ (loss)*	US$	9.6	Rs. 521.7	Rs.	(626.9)	Rs.	(1,314.6)

(i)	The Company has 50% equity shareholding with equivalent voting power in Fiat India Automobiles Ltd., a joint venture established in India.

(ii)	During the year, the Company has invested 50% stake in Suzhou Chery Jaguar Land Rover Trading Company Limited and 50% stake in Chery Jaguar Land Rover Automotive Company Limited aggregating Rs. 6,216.6 million. The Company’s share of loss was Rs. 1,016.4 million for both the joint ventures.

c)	Summary of carrying amount of investments in equity accounted investees:

	As of March 31,
	2013		2013	2012
	(In millions)
Carrying amount of investment in associates	US$	346.9	Rs.18,830.2	Rs. 18,151.0
Carrying amount of investment in jointly controlled entities		213.0	11,561.5	5,114.9

Total	US$	559.9	Rs.30,391.7	Rs. 23,265.9

*	Company’s share of profit/(loss) of the equity accounted investees has been determined after giving effect for the subsequent amortization/depreciation and other adjustments arising on account of fair value adjustments made to the identifiable net assests of the equity accounted investee as at the date of acquisition and other adjustment arising under the equity method of accounting.

16.	Income taxes

The domestic and foreign components of net income before income tax:

	Year ended March 31,
	2013		2013		2012		2011
	(In millions)
Net income before income taxes
India	US$	(175.3)	Rs.	(9,512.9)	Rs.	8,164.7	Rs.	8,956.3
Other than India		2,547.4		138,286.6		112,982.8		77,579.7

Total	US$	2,372.1	Rs.	128,773.7	Rs.	121,147.5	Rs.	86,536.0

The domestic and foreign components of income tax expense:

	Year ended March 31,
	2013		2013		2012		2011
	(In millions)
Current taxes
India	US$	55.0	Rs.	2,986.1	Rs.	5,410.9	Rs.	6,615.3
Other than India		483.9		26,267.3		15,603.8		10,603.7
Deferred taxes
India		(46.9)		(2,543.0)		(2,834.1)		362.1
Other than India		229.9		12,480.1		(13,473.5)		(4,793.8)

Total income tax expense	US$	721.9	Rs.	39,190.5	Rs.	4,707.1	Rs.	12,787.3

The reconciliation of estimated income tax to income tax expense is as follows:

	For the years ended March 31,
	2013		2013		2012		2011
	(In millions)
Income before income taxes	US$	2,372.1	Rs.	128,773.7	Rs.	121,147.5	Rs.	86,536.0

Income tax expense at tax rates applicable to individual entities		560.9		30,450.6		32,581.0		24,034.5
Additional deduction for research and product development cost		(145.4)		(7,892.5)		(7,501.4)		(5,583.5)
Items (net) not deductible for tax / not liable to tax :
- foreign currency (gain) / loss relating to loans and deposits (net)		6.3		340.9		487.5		305.5
- interest, loss on conversion option and other expenses relating to borrowings for investment		43.3		2,350.6		1,698.6		7,545.4
- Dividend from subsidiary and others		76.1		4,132.6		—		—
Undistributed earnings of subsidiaries and associates		103.4		5,611.1		4,497.9		2,131.6
Loss in respect of which deferred tax assets not recognized due to uncertainty		10.7		582.0		990.1		579.5
Utilization / credit of unrecognised tax losses and unabsorbed depreciation		(0.3)		(18.9)		(29,528.7)		(17,070.3)
Tax on share of loss of equity accounted investees		(11.8)		(638.4)		111.3		152.3
Impact of change in statutory tax rates		28.2		1,533.2		—		—
Others		50.5		2,739.3		1,370.8		692.3

Income tax expense reported	US$	721.9	Rs.	39,190.5	Rs.	4,707.1	Rs.	12,787.3

Significant components of deferred tax asset and liability for the year ended March 31, 2013

	Opening balance		Recognised in profit or loss		Recognised in / reclassified from other comprehensive income		Closing balance
	(In millions)
Deferred tax assets:
Depreciation carry forwards	Rs.	5,284.8	Rs.	4,857.0	Rs.	—	Rs.	10,141.8
Business loss carry forwards		50,545.8		(2,964.8)		611.5		48,192.5
Expenses deductible in future years
– provisions, allowances for doubtful receivables, finance receivables		13,445.5		7,121.0		(246.9)		20,319.6
– Interest and fair value change on conversion option		1,711.1		(1,711.1)		—		—
Compensated absences and retirement benefits		9,307.5		(266.9)		5,932.5		14,973.1
Minimum alternate tax carry- forward		14,513.0		627.0		—		15,140.0
Property, plant and equipment		11,841.8		25.7		82.1		11,949.6
Derivative financial instruments		1,491.9		(677.3)		4,144.1		4,958.7
Others		7,131.6		(199.9)		27.4		6,959.1

Total deferred tax asset	Rs.	115,273.0	Rs.	6,810.7	Rs.	10,550.7	Rs.	132,634.4

Deferred tax liabilities:
Property, plant and equipment		12,196.1		807.9		10.2		13,014.2
Intangible assets		61,537.3		13,659.0		(165.1)		75,031.2
Undistributed earnings in subsidiaries and associates		9,213.4		2,120.6 *		(36.2)		11,297.8
Fair valuation of retained interest in a subsidiary subsequent to disposal of controlling equity interest		2,843.0		—		—		2,843.0
Others		694.1		160.3		56.7		911.1

Total deferred tax liability	Rs.	86,483.9	Rs.	16,747.8	Rs.	(134.4)	Rs.	103,097.3

Net assets / (liability)	Rs.	28,789.1	Rs.	(9,937.1)	Rs.	10,685.1	Rs.	29,537.1

	US$	530.3	US$	(183.0)	US$	196.9	US$	544.2

Deferred tax asset					US$	832.7	Rs.	45,205.2
Deferred tax liability					US$	(288.5)	Rs.	(15,668.1)

*	Net off Rs. 3,490.5 million reversed on dividend distribution by subsidiaries.

In fiscal 2012, the Group recognised all previously unrecognised unused tax losses and other temporary differences pertaining to the subsidiary company in the UK of Rs. 38,934.2 million in light of the planned consolidation of the UK manufacturing business in fiscal 2013 and business forecasts showing continuing profitability. Accordingly, Rs. 11,553.4 million of previously unrecognised deductible temporary differences has been utilised to reduce current tax expense and previously unrecognized deferred tax benefit of Rs.17,975.3 million and Rs. 9,405.5 million has been recognized in the income statement and other comprehensive income respectively during the year ended March 31, 2012.

As of March 31, 2013, unrecognized deferred tax assets amount to Rs. 776.3 million and Rs. 6,534.4 million, which can be carried forward indefinitely and upto a specified period, respectively. These relate primarily to business and capital losses. The deferred tax asset has not been recognized on the basis that its recovery is not probable in the foreseeable future.

Tata Motors Limited (on standalone basis, being its tax status) is liable to pay Minimum Alternate Tax (MAT). Under the Indian Income tax laws, the tax paid under MAT provisions can be carried forward and set-off against future income tax liabilities computed under normal tax provisions within a period of ten years. Deferred tax assets of Tata Motors Limited (on standalone basis, being its tax status) as at March 31, 2013 of Rs. 10,031.2 million towards depreciation, Rs. 2,450.4 million towards business loss and Rs. 15,089.8 million towards credit for MAT paid, have been recognized on the basis of estimated taxable income for future years and computation of tax liability.

Unrecognized deferred tax assets expire unutilized based on the year of origination as follows:

March 31,	In millions
2014	Rs.	338.8	US$	6.2
2015		393.8		7.3
2016		239.3		4.4
2017		308.7		5.7
2018		257.6		4.7
Thereafter	Rs.	4,996.2	US$	92.1

The Company has not recognized deferred tax liability on undistributed profits of certain subsidiaries amounting to Rs. 153,647.3 million because it is able to control the timing of the reversal of temporary differences associated with such undistributed profits and it is probable that such differences will not reverse in the foreseeable future.

Significant components of deferred tax asset and liability for the year ended March 31, 2012

	Opening balance		Recognised in profit or loss		Recognised in / reclassified from other comprehensive income		Closing balance
	(In millions)
Deferred tax assets:
Depreciation carry forwards	Rs.	2,330.5	Rs.	2,954.3	Rs.	—	Rs.	5,284.8
Business loss carry forwards		610.6		48,131.9		1,803.3		50,545.8
Expenses deductible in future years
– provisions, allowances for doubtful receivables, finance receivables		10,957.6		1,341.3		1,146.6		13,445.5
– interest and fair value change on conversion option		1,263.9		447.2		—		1,711.1
Compensated absences and retirement benefits		4,929.0		(8,817.7)		13,196.2		9,307.5
Minimum alternate tax carry- forward		11,581.6		2,931.4		—		14,513.0
Property, plant and equipment		15,994.3		(6,175.8)		2,023.3		11,841.8
Derivative financial instruments		—		762.3		729.6		1,491.9
Others		4,124.8		2,457.9		548.9		7,131.6

Total deferred tax asset	Rs.	51,792.3	Rs.	44,032.8	Rs.	19,447.9	Rs.	115,273.0

Deferred tax liabilities:
Property, plant and equipment		11,598.2		573.7		24.2		12,196.1
Intangible assets		33,912.3		24,067.8		3,557.2		61,537.3
Undistributed earnings in subsidiaries and associates		4,364.7		4,497.9		350.8		9,213.4
Fair valuation of retained interest in a subsidiary subsequent to disposal of controlling equity interest		3,991.2		(1,148.2)		—		2,843.0
Others		1,248.2		(266.0)		(288.1)		694.1

Total deferred tax liability	Rs.	55,114.6	Rs.	27,725.2	Rs.	3,644.1	Rs.	86,483.9

Net assets / (liability)	Rs.	(3,322.3)	Rs.	16,307.6	Rs.	15,803.8	Rs.	28,789.1

Deferred tax asset							Rs.	46,493.9
Deferred tax liability							Rs.	(17,704.8)

Significant components of deferred tax asset and liability for the year ended March 31, 2011

	Opening balance		Recognised in profit or loss		Recognised in / reclassified from other comprehensive income		Recognised direcctly in equity		Closing balance
	(In millions)
Deferred tax assets:
Depreciation carry forwards	Rs.	2,471.8	Rs.	(141.3)	Rs.	—		—	Rs.	2,330.5
Business loss carry forwards		2,055.4		(1,530.6)		85.8		—		610.6
Expenses deductible in future years
– provisions, allowances for doubtful receivables, finance receivables		6,126.1		4,728.3		103.2		—		10,957.6
– Interest and fair value change on conversion option		1,700.8		(250.0)		—		(186.9)		1,263.9
Compensated absences and retirement benefits		4,342.5		(183.6)		770.1		—		4,929.0
Minimum alternate tax carry- forward		7,318.0		4,263.6		—		—		11,581.6
Property, plant and equipment		12,211.2		3,215.0		568.1		—		15,994.3
Others		1,637.9		2,472.4		14.5		—		4,124.8

Total deferred tax asset	Rs.	37,863.7	Rs.	12,573.8	Rs.	1,541.7	Rs.	(186.9)	Rs.	51,792.3

Deferred tax liabilities:
Property, plant and equipment		9,556.0		2,042.9		(0.7)		—		11,598.2
Intangible assets		29,440.9		3,642.7		828.7		—		33,912.3
Undistributed earnings in subsidiaries and associates		2,243.4		2,131.6		(10.3)		—		4,364.7
Fair valuation of retained interest in a subsidiary subsequent to disposal of controlling equity interest		3,991.2		—		—		—		3,991.2
Others		327.6		324.9		595.7		—		1,248.2

Total deferred tax liability	Rs.	45,559.1	Rs.	8,142.1	Rs.	1,413.4	Rs.	—	Rs.	55,114.6

Net assets / (liability)	Rs.	(7,695.4)	Rs.	4,431.7	Rs.	128.3	Rs.	(186.9)	Rs.	(3,322.3)

Deferred tax asset									Rs.	10,640.7
Deferred tax liability									Rs.	(13,963.0)

17.	Other non-current assets

Other non-current assets consist of the following:

	As of March 31,
	2013		2013		2012
	(In millions)
Taxes recoverable, statutory deposits and dues from government	US$	129.2	Rs.	7,015.3	Rs.	7,246.0
Prepaid rentals on operating leases		16.3		882.8		892.1
Others		35.6		1,931.5		1,997.0

Total	US$	181.1	Rs.	9,829.6	Rs.	10,135.1

Others include Rs. 36.1 million and Rs. 154.9 million towards pension assets pertaining to Jaguar Land Rover businesses as of March 31, 2013 and March 31, 2012, respectively.

18.	Short-term borrowings and current portion of long-term debt

Short-term borrowings and current portion of long-term debt consist of the following:

	As of March 31,
	2013		2013		2012
	(In millions)
Commercial paper	US$	507.6	Rs.	27,553.0	Rs.	12,529.5
Loans from banks / financial institutions		1,627.9		88,370.1		98,350.3
Inter-corporate deposits		5.4		295.0		300.0
Current portion of long-term debt (refer note 22)		2,121.0		115,138.8		109,795.3

Total	US$	4,261.9	Rs.	231,356.9	Rs.	220,975.1

For details of carrying amount of assets pledged as security for secured borrowings refer note 36.

19.	Other financial liabilities – current

Other current financial liabilities consist of the following:

	As of March 31,
	2013		2013		2012
	(In millions)
Liability towards vehicles sold under repurchase arrangements	US$	276.6	Rs.	15,013.8	Rs.	12,534.4
Interest accrued but not due		73.1		3,970.8		2,436.5
Lease liabilities		10.9		592.8		524.7
Derivative financial instruments		314.1		17,049.7		9,061.3
Deferred payment liability		11.8		638.2		753.0
Unclaimed matured fixed deposits		14.1		767.8		1,716.9
Others		5.1		275.6		211.4

Total	US$	705.7	Rs.	38,308.7	Rs.	27,238.2

20.	Provisions

Provisions consist of the following:

	As of March 31,
	2013		2013	2012
	(In millions)
Current
Product warranty	US$	548.6	Rs. 29,780.3	Rs. 25,922.6
Product liability		24.1	1,306.1	1,324.8
Provision for residual risk		2.5	134.0	175.8
Employee related and other provisions		46.5	*2,530.2	688.8

Total-Current	US$	621.7	Rs. 33,750.6	Rs. 28,112.0

Non-current
Employee benefits obligations	US$	133.3	Rs. 7,234.0	Rs. 7,626.3
Product warranty		667.3	36,222.2	27,695.0
Provision for residual risk		19.6	1,062.7	1,134.0
Provision for environmental liability		33.0	1,793.2	1,648.6
Other provisions		4.6	251.4	138.5

Total-Non-current	US$	857.8	Rs. 46,563.5	Rs. 38,242.4

*	includes provision towards employee claims in a foreign subsidiary.

	Year ended March 31,
	2013		2013		2013		2013
	Product Warranty				Product Liability
	(In millions)
Balance at the beginning	US$	987.7	Rs.	53,617.6	US$	24.4	Rs.	1,324.8
Provision made during the year		763.6		41,452.9		7.7		416.5
Provision used during the year		(530.3)		(28,785.8)		(10.3)		(558.1)
Impact of discounting		(4.3)		(241.0)		—		—
Impact of foreign exchange translation		(0.8)		(41.2)		2.3		122.9

Balance at the end	US$	1,215.9	Rs.	66,002.5	US$	24.1	Rs.	1,306.1

Current	US$	548.6	Rs.	29,780.3	US$	24.1	Rs.	1,306.1
Non-current	US$	667.3	Rs.	36,222.2	US$	—	Rs.	—

	Year ended March 31,
	2013		2013		2013		2013
	Provision for residual risk				Provision for environmental liability
	(In millions)
Balance at the beginning	US$	24.1	Rs.	1,309.8	US$	30.3	Rs.	1,648.6
Provision made during the year		—		—		4.8		257.9
Provision used during the year		(1.4)		(77.4)		(2.2)		(120.4)
Unused amounts released in the year		(1.1)		(60.2)		—		—
Impact of foreign exchange translation		0.5		24.5		0.1		7.1

Balance at the end	US$	22.1	Rs.	1,196.7	US$	33.0	Rs.	1,793.2

Current	US$	2.5	Rs.	134.0	US$	—	Rs.	—
Non-current	US$	19.6	Rs.	1,062.7	US$	33.0	Rs.	1,793.2

21.	Other current liabilities

Other current liabilities consist of the following:

	As of March 31,
	2013		2013		2012
	(In millions)
Liability for advances received	US$	386.5	Rs.	20,979.1	Rs.	23,682.5
Statutory dues		547.2		29,709.7		36,613.6
Others		28.2		1,529.6		1,133.4

Total	US$	961.9	Rs.	52,218.4	Rs.	61,429.5

Statutory dues include sales tax, excise duty and other taxes payable.

22.	Long-term debt

Long-term debt consists of the following:

	As of March 31,
	2013		2013		2012
	(In millions)
Non Convertible Debentures	US$	2,118.0	Rs.	114,976.7	Rs.	73,984.8

Foreign currency convertible notes (including fair value of conversion option):
Zero Coupon Convertible Alternative Reference Securities (USD) due 2012 (CARS)		—		—		32,775.7
4% Foreign Currency Convertible Notes (USD) due 2014		141.9		7,704.8		12,016.8

Collateralized debt obligation		383.5		20,820.0		17,762.7
Buyers credit from banks at floating interest rate		166.3		9,027.6		7,194.0
Fixed deposits from public and shareholders		57.9		3,141.4		23,159.5
Loan from banks / financial institutions		2,458.5		133,452.7		105,726.1
Senior Notes (EURO MTF listed debt) (including fair value of prepayment option)		2,764.8		150,087.3		123,650.8
Others		25.4		1,385.8		673.0

Total	US$	8,116.3	Rs.	440,596.3	Rs.	396,943.4
Less: current portion (refer note 18)		2,121.0		115,138.8		109,795.3

Long-term debt	US$	5,995.3	Rs.	325,457.5	Rs.	287,148.1

Foreign currency convertible notes

Zero coupon convertible alternative reference securities (USD) due 2012(CARS)

On July 12, 2007, Tata Motors Limited raised funds aggregating USD 490 million (Rs.19,927.1 million at issue) by issue of Zero Coupon Convertible Alternative Reference Securities (CARS) due on July 12, 2012, which allow Tata Motors Limited to give the noteholders an option to convert the notes into qualifying securities as per the terms of issue after appropriate adjustment to the conversion price. If Tata Motors Limited does not exercise this option, the conversion may be made by the noteholders from and including October 11, 2011 to and including June 12, 2012, into ordinary shares or ADSs of Tata Motors Limited, at an initial conversion price of Rs. 960.96 per share (face value of Rs. 10) (equivalent to USD 23.67 at a fixed rate of exchange on conversion of Rs. 40.59 per USD) which is subject to adjustment in certain circumstances. The conversion price of the notes was reset to a price of Rs.907.87 per share (face value of Rs. 10) on account of our rights issue in fiscal 2009 and further to a price of Rs.907.17 per share (face value of Rs. 10) on account of our GDS issue in fiscal 2010, at a fixed rate of conversion of Rs. 40.59 per USD. Tata Motors Limited has a right to redeem in whole, but not in part, these Notes at any time on or after October 11, 2011, subject to certain conditions. Unless previously converted, redeemed or purchased and cancelled as per the terms of issue, these were to be redeemed on July 12, 2012 at 131.82% of the outstanding principal amount.

During the year ended March 31, 2009, the Company bought back and cancelled 170 Notes (Principal value of USD 17 million).

There were no conversion till March 31, 2012.

During the year ended March 31, 2012, the conversion price of the notes have been reset to a price of Rs. 181.434 per share on account of sub-division of shares at a fixed rate of conversion of Rs. 40.59 per USD (refer note 25).

During the year ended March 31, 2013, one Note was converted into 22,370 equity shares of face value of Rs.2 each and the Company has redeemed 4,729 notes including redemption premium, totaling Rs. 35,374.2 million on due date.

4% foreign currency convertible notes (USD) due 2014

On October 15, 2009, Tata Motors Limited raised funds aggregating USD 375 million (Rs. 17,941.9 million at issue) by issue of 4% Convertible Notes due on October 16, 2014. The noteholders have an option to convert these Notes into ordinary shares or GDSs or ADSs of Tata Motors Limited. The conversion may be made by the noteholders, in the case of Shares or GDSs, at any time during the period from and including November 25, 2009 to and including October 9, 2014 and, in the case of ADSs, at any time from and including October 15, 2010 to and including October 9, 2014, at an initial conversion price of Rs. 623.88 per share (face value of Rs 10 each) (equivalent to USD13.48 per share at a fixed rate of exchange on conversion of Rs. 46.28 per USD). The conversion price of the notes was reset to a price of Rs. 613.77 (face value of Rs. 10 each) per share on account of cash dividend distribution anti dilution adjustment as per terms of issue in fiscal 2011, at fixed rate of conversion of Rs. 46.28 per USD. The conversion price is subject to adjustment in certain circumstances. Tata Motors Limited has a right to redeem in whole but not in part, these Notes at any time on or after October 15, 2012, subject to certain conditions. In the event of certain changes affecting taxation, Tata Motors Limited has an option to redeem in whole but not in part, these Notes at any time. Unless previously converted, redeemed or purchased and cancelled as per the terms of issue, these Notes will be due for redemption on October 16, 2014 at 108.505 % of the principal amount.

There has been no conversion during the year ended March 31, 2010.

During the year ended March 31, 2011, Notes 2,576 were converted into 19,423,734 equity shares of face value of Rs.10 each.

There has been no conversion during the year ended March 31, 2012.

During the year ended March 31, 2013, the conversion price of the notes have been reset to a price of Rs. 120.119 per share on account of anti-dilution adjustment of shares at a fixed rate of conversion of Rs. 46.28 per USD.

During the year ended March 31, 2013, Notes 433 were converted into 16,519,201 equity shares of face value of Rs.2 each.

Further, as of March 31, 2013, 741 outstanding Notes may at the option of the noteholders be converted into 28,549,588 Shares at any time upto October 9, 2014.

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

Senior Notes (EURO MTF listed debt)

During the year ended March 31, 2013, Jaguar Land Rover Plc has issued USD 500 million Senior Notes (Notes) due 2023 at a coupon of 5.625% per annum.

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

As at March 31, 2013, the carrying value of Senior Notes is net of fair value of prepayment options of Rs. 3,857.8 million which have been separately accounted for as derivatives.

For details of carrying amount of assets pledged as security for secured borrowings refer note 36.

23.	Other financial liabilities – non current

Other financial liabilities non-current consist of the following

	As of March 31,
	2013		2013		2012
	(In millions)
Lease liabilities	US$	33.8	Rs.	1,833.8	Rs.	1,553.8
Deferred payment liability		43.7		2,370.0		2,862.5
Derivative financial instruments		319.3		17,335.0		2,713.2
Retention money, security deposits and others		8.1		440.3		403.1

Total	US$	404.9	Rs.	21,979.1	Rs.	7,532.6

24.	Other liabilities

Other liabilities non-current consist of the following

	As of March 31,
	2013		2013		2012
	(In millions)
Employee benefit obligations	US$	1,016.7	Rs.	55,191.4	Rs.	27,444.5
Others		64.7		3,513.4		517.6

Total	US$	1,081.4	Rs.	58,704.8	Rs.	27,962.1

25.	Equity

Ordinary shares and ‘A’ ordinary shares

The movement of number of shares and share capital is as follows.

	Year ended March 31,
	2013						2012						2011
	Ordinary shares			‘A’ Ordinary shares			Ordinary shares			‘A’Ordinary shares			Ordinary shares			‘A’Ordinary shares
	No. of shares	Rs. in million		No. of shares	Rs. in million		No. of shares	Rs. in million		No. of shares	Rs. in million		No. of shares	Rs. in million		No. of shares	Rs. in million

Shares at the beginning	2,691,613,455	Rs.	5,383.6	481,933,115	Rs.	963.9	538,272,284	Rs.	5,383.1	96,341,706	Rs.	963.4	506,381,170	Rs.	5,064.2	64,176,374	Rs.	641.8
Share issued on conversion of foreign currency convertible notes	16,541,571		33.1	—		—	—		—	—		—	23,570,426		235.7	—		—
Shares issued (note a)	1,125		—	26,505		0.1	50,199		0.5	44,765		0.5	388		—	332		—
Shares issued							—		—	—		—	8,320,300 (note b)		83.2	32,165,000 (note b)		321.6
Before Sub-division							538,322,483		5,383.6	96,386,471		963.9

Subdivision of Shares (note c)							2,691,612,415		5,383.6	481,932,355		963.9
Shares issued (note a)							1,040		—	760		—
Shares at the end	2,708,156,151	Rs.	5,416.7	481,959,620	Rs.	964.0	2,691,613,455	Rs.	5,383.6	481,933,115	Rs.	963.9	538,272,284	Rs.	5,383.1	96,341,706	Rs.	963.4
		US$	99.8		US$	17.8

a)	Out of shares held in abeyance - Rights issue of 2001 and 2008
b)	During the year ended 31 March 2011, the Company has issued shares aggregating US$ 750 million, comprising ‘A’ Ordinary Shares of face value of Rs.10 each aggregating US$ 550 million and Ordinary Shares aggregating US$ 200 million through Qualified Institutional Placement (QIP). Consequently, the Company has allotted 32,165,000 ‘A’ Ordinary Shares at a price of Rs. 764 per ‘A’ Ordinary Share (including a premium of Rs. 754 per ‘A’ Ordinary Share) and 8,320,300 Ordinary Shares at a price of Rs. 1,074 per Ordinary Share (including a premium of Rs. 1,064 per Ordinary Share) aggregating to a total issue size of Rs. 33,510.0 million. (Rs. 404.8 million share capital and Rs. 33,105.2 million additional paid-in-capital). Issue expenses amounted to Rs. 1,012.1 million. (All shares of face value of Rs. 10 each).
c)	During the year ended March 31, 2012, consequent to shareholders approval, the Ordinary and ‘A’ Ordinary shares both having face value of Rs. 10 each were subdivided into 5 shares having face value of Rs. 2 each.

Authorized share capital

Authorized share capital includes 3,500,000,000 ordinary shares of Rs. 2 each as of March 31, 2013 (3,500,000,000 ordinary shares of Rs. 2 each as of March 31, 2012) and 1,000,000,000 ‘A’ ordinary shares of Rs. 2 each as of March 31, 2013 (1,000,000,000 ‘A’ ordinary shares of Rs. 2 each as of March 31, 2012) and 300,000,000 convertible cumulative preference shares of Rs. 100 each as of March 31, 2013 (300,000,000 convertible cumulative preference shares of Rs. 100 each as of March 31, 2012).

Issued and subscribed

Share issued includes partly paid up shares of 68,750 ordinary shares of Rs. 2 each as of March 31, 2013 and March 31, 2012 and 13,750 ordinary shares of Rs. 10 each as of March 31, 2011, respectively.

Ordinary share capital

In respect of every Ordinary Share (whether fully paid or partly paid), voting right shall be same proportion as the capital paid up on such Ordinary Share bears to the total paid up ordinary capital of the Company.

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

In the case there is a resolution is put to vote in the shareholders meeting and is to be decided on a show of hands, the holders of ‘A’ Ordinary shares shall be entitled to the same number of votes as available to holders of Ordinary shares.

26.	Other components of equity

a)	The movement of Currency translation reserve is as follows:

	Year ended March 31,
	2013		2013		2012		2011
	(In millions)
Balance at the beginning	US$	55.9	Rs.	3,033.0	Rs.	(20,399.1)	Rs.	(25,982.3)
Exchange differences arising on translating the net assets of foreign operations (net)		14.2		774.2		23,398.1		5,571.5
Net change in translation reserve - equity accounted investees (net)		0.3		13.4		34.0		11.7

Balance at the end	US$	70.4	Rs.	3,820.6	Rs.	3,033.0	Rs.	(20,399.1)

b)	The movement of Available-for-sale investments reserve is as follows:

	Year ended March 31,
	2013		2013		2012		2011
	(In millions)
Balance at the beginning	US$	(0.5)	Rs.	(26.7)	Rs.	772.0	Rs.	733.5
Gain/(loss) arising on revaluation of available-for-sale investments (net)		(11.3)		(623.1)		(770.6)		44.6
Income tax relating to gain/loss arising on revaluation of available-for-sale investments (net), where applicable		(1.3)		(72.3)		(18.4)		(4.5)
Cumulative (gain)/loss reclassified to profit or loss on available-for-sale investments (net)		18.7		1,023.7		(17.1)		(2.4)
Income tax relating to cumulative gain/loss reclassified to profit or loss on available-for-sale investments (net), where applicable		0.3		17.2		5.5		0.8
Net change in share of available-for-sale investments reserves – equity accounted investees (net)		—		1.5		1.9		—

Balance at the end	US$	5.9	Rs.	320.3	Rs.	(26.7)	Rs.	772.0

c)	The movement of Hedging reserve is as follows:

	Year ended March 31,
	2013		2013		2012		2011
	(In millions)
Balance at the beginning	US$	(31.2)	Rs.	(1,695.3)	Rs.	1,528.7	Rs.	—
Gain/(loss) recognised on cash flow hedges		(455.7)		(24,737.3)		(2,748.5)		3,021.7
Income tax relating to gain/loss recognized on cash flow hedges		105.6		5,736.3		696.8		(558.9)
(Gain)/loss reclassified to profit or loss		93.0		5,047.2		(1,615.0)		(934.1)
Income tax relating to gain/loss reclassified to profit or loss		(21.2)		(1,152.2)		442.7		—

Balance at the end	US$	(309.5)	Rs.	(16,801.3)	Rs.	(1,695.3)	Rs.	1,528.7

d)	Summary of Other components of equity:

	As of March 31,
	2013		2013		2012		2011
	(In millions)
Currency translation reserve	US$	70.4	Rs.	3,820.6	Rs.	3,033.0	Rs.	(20,399.1)
Available-for-sale investments reserve		5.9		320.3		(26.7)		772.0
Hedging reserve		(309.5)		(16,801.3)		(1,695.3)		1,528.7

Total	US$	(233.2)	Rs.	(12,660.4)	Rs.	1,311.0	Rs.	(18,098.4)

27.	Notes to reserves and dividends

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

Dividends

The final dividend is recommended by the Board of Directors and is recorded in the books of account upon its approval by the shareholders. Tata Motors Limited is liable to income tax on distribution of profits. Tata Motors Limited paid dividend per share of Rs. 4/- for Ordinary Shares (face value of Rs. 2 each) and Rs. 4.1/- for ‘A’ Ordinary Shares (face value of Rs. 2 each) during the year ended March 31, 2013, Rs. 20/- for Ordinary Shares (face value of Rs. 10 each) and Rs. 20.50 for ‘A’ Ordinary Shares (face value of Rs. 10 each) during the year ended March 31, 2012. In the meeting of Board of Directors of Tata Motors Limited held on May 29, 2013, the Board recommended a dividend of Rs. 2/- per Ordinary Share (face value of Rs. 2 each) and Rs.2.1/- per ‘A’ Ordinary Share (face value of Rs. 2 each), which will be subject to approval by the shareholders in their Annual General Meeting to be held on August 21, 2013.

28.	Employee Cost

Employee cost consists of the following:

	Years ended March 31,
	2013		2013		2012		2011
	(In millions)
Salaries, wages and welfare expenses	US$	2,742.8	Rs.	148,893.3	Rs.	109,287.8	Rs.	83,795.1

Contribution to provident fund and other funds		315.8		17,145.5		12,842.4		8,454.5

Total	US$	3,058.6	Rs.	166,038.8	Rs.	122,130.2	Rs.	92,249.6

A subsidiary of the Company operates a Long Term Incentive Plan (LTIP) arrangement for certain employees. The scheme provides a cash payment to the employee based on a specific number of phantom shares at grant and the share price of Tata Motors Limited (TML) at the vesting date. The cash payment is dependent on the performance of the underlying TML shares over the 3 year vesting period and continued employment at the end of the vesting period. The fair value of the awards is calculated using a Black Scholes model at the grant date. The fair value is updated at each reporting date as the awards are accounted for as cash settled plan. The inputs into the model are based on the Tata Motors Limited historic data, the risk-free rate and the weighted average fair value of shares in the scheme at the reporting date. The amount expensed in relation to the long term incentive plan was Rs.464.3 million, Rs.328.3 million and Rs.198.3 million for the year ended March 31, 2013, 2012 and 2011 respectively. The Company considers these amounts as not material and accordingly has not provided further disclosures as required by IFRS 2 “Share-based payment”.

29.	Other Expenses

Other expenses consist of the following:

	Year ended March 31,
	2013		2013		2012		2011
	(In millions)
Stores, spare parts and tools consumed	US$	253.8	Rs.	13,775.5	Rs.	12,044.7	Rs.	11,753.1
Freight and transportation expenses		1,028.9		55,851.2		45,891.2		30,886.3
Research and product development cost		372.0		20,193.1		13,859.6		9,590.4
Warranty and product liability expenses		771.3		41,869.4		35,814.5		29,334.3
Allowance for trade and other receivables, and finance receivables		194.7		10,569.2		6,744.6		5,972.1
Works operation and other expenses		2,638.2		143,224.3		110,718.7		79,765.2
Repairs to building and plant and machinery		56.9		3,087.1		2,707.1		2,925.0
Processing charges		267.2		14,505.6		15,391.4		11,733.2
Power and fuel		192.7		10,460.6		9,986.7		8,301.4
Insurance		41.8		2,268.5		2,291.5		1,627.8
Publicity		1,221.6		66,315.1		53,930.5		40,452.9

Total	US$	7,039.1	Rs.	382,119.6	Rs.	309,380.5	Rs.	232,341.7

30.	Other income/(loss) (net)

Other income/(loss) (net) consist of the following:

	Year ended March 31,
	2013		2013		2012		2011
	(In millions)
Miscellaneous income	US$	136.5	Rs.	7,412.4	Rs.	6,810.1	Rs.	5,082.6
Dividend income and income on mutual funds		7.0		377.8		381.7		667.6
Gain on sale / (loss) on fair valuation of available-for-sale investments (net)		(5.1)		(277.6)		484.5		166.6
Gain/(loss) on change in the fair value of conversion options		14.8		801.6		2,432.4		(13,850.1)
Gain on fair value of prepayment options on Senior Notes		72.4		3,932.6		—		—
Loss on sale of assets/assets written off and others (net)		(4.1)		(222.8)		(701.6)		(284.7)

Total	US$	221.5	Rs.	12,024.0		Rs. 9,407.1	Rs.	(8,218.0)

31.	Interest expense (net)

Interest expense (net) consists of the following:

	Year ended March 31,
	2013		2013		2012		2011
	(In millions)
Gross interest expense	US$	996.8	Rs.	54,111.9	Rs.	46,377.3	Rs.	42,360.1
Less: Interest capitalized *		(246.1)		(13,360.1)		(8,086.9)		(5,506.6)

Total	US$	750.7	Rs.	40,751.8	Rs.	38,290.4	Rs.	36,853.5

The weighted average rate for capitalization of interest relating to general borrowings was approximately 8.7%, 8.3% and 7.1% for the year ended March 31, 2013, 2012 and 2011, respectively.

*	Represents borrowing costs capitalized during the year on qualifying assets (property plant and equipment and product development).

32.	Employee benefits

Defined Benefit Plan

Pension and post retirement medical plans

The following table sets out the funded and unfunded status and the amounts recognized in the financial statements for the pension and the post retirement medical plans in respect of Tata Motors and its Indian subsidiaries:

	As of March 31,
	Pension Benefits						Post retirement medical Benefits
	2013		2013		2012		2013		2013		2012
	(In millions)
Change in defined benefit obligations :
Defined benefit obligation, beginning of the year	US$	138.2	Rs.	7,504.0	Rs.	6,861.2	US$	18.4	Rs.	1,001.2	Rs.	976.8
Transfers		—		0.4		4.2		—		—		—
Service cost		9.5		517.6		461.4		0.7		40.6		42.2
Interest cost		11.1		595.6		550.5		1.5		83.4		81.4
Actuarial (gain)/ loss		4.6		251.5		187.8		0.4		20.0		(60.2)
Benefits paid		(15.0)		(812.3)		(561.1)		(0.7)		(40.7)		(39.0)

Defined benefit obligation, end of the year	US$	148.4	Rs.	8,056.8	Rs.	7,504.0	US$	20.3	Rs.	1,104.5	Rs.	1,001.2

Change in plan assets:
Fair value of plan assets, beginning of the year	US$	123.7	Rs.	6,713.7	Rs.	6,139.8		—		—		—
Transfers		—		0.4		—		—		—		—
Expected return on plan assets		9.8		531.6		495.6		—		—		—
Actuarial gain / (loss)		3.8		205.8		(31.9)		—		—		—
Employer’s contributions		12.4		672.4		671.3		0.7		40.7		39.0
Benefits paid		(15.0)		(812.3)		(561.1)		(0.7)		(40.7)		(39.0)

Fair value of plan assets, end of the year	US$	134.7	Rs.	7,311.6	Rs.	6,713.7		—		—		—

	As of March 31,
	Pension Benefits						Post retirement medical Benefits
	2013		2013		2012		2013		2013		2012
	(In millions)
Amount recognized in the balance sheet consists of:
Present value of defined benefit obligation		148.4	Rs.	8,056.8	Rs.	7,504.0		20.3	Rs.	1,104.5	Rs.	1,001.2
Fair value of plan assets		134.7		7,311.6		6,713.7		—		—		—

Net liability	US$	(13.7)	Rs.	(745.2)	Rs.	(790.3)	US$	(20.3)	Rs.	(1,104.5)	Rs.	(1,001.2)

Amounts in the balance sheet:
Non–current assets	US$	1.7	Rs.	93.9	Rs.	37.3	US$	—	Rs.	—	Rs.	—
Non–current liabilities		(15.4)		(839.1)		(827.6)		(20.3)		(1,104.5)		(1,001.2)

Net liability	US$	(13.7)	Rs.	(745.2)	Rs.	(790.3)	US$	(20.3)	Rs.	(1,104.5)	Rs.	(1,001.2)

	As of March 31,
	Pension Benefits												Post retirement medical Benefits
	2013		2013		2012		2011		2010		2009		2013		2013		2012	2011	2010	2009
	(In millions)
Experience adjustments
Present value of defined benefit obligation	US$	148.4	Rs.	8,056.8	Rs.	7,504.0	Rs.	6,861.2	Rs.	6,051.0	Rs.	5,731.8	US$	20.3	Rs.	1,104.5	Rs. 1,001.2	Rs. 976.8	Rs. 871.2	Rs. 851.3
Fair value of plan assets		134.7		7,311.6		6,713.7		6,139.8		5,473.5		5,148.5		—		—	—	—	—	—
Surplus/ (deficit)		(13.7)		(745.2)		(790.3)		(721.4)		(577.5)		(583.3)		(20.3)		(1,104.5)	(1,001.2)	(976.8)	(871.2)	(851.3)
Experience adjustments on plan liabilities - loss/(gain)		4.3		233.6		(78.9)		(375.3)		(47.3)		(464.0)		(1.6)		(87.6)	(28.3)	53.2	3.9	48.7
Experience adjustments on plan assets - (loss)/ gain	US$	3.8	Rs.	205.8	Rs.	(31.9)	Rs.	26.1	Rs.	(51.4)	Rs.	105.7	US$	—	Rs.	—	—	—	—	—

Amount recognized in other comprehensive income consists of:

	As of March 31,
	Pension Benefits					Post retirement medical Benefits
	2013		2013	2012	2011	2013		2013	2012	2011
	(In millions)
Actuarial loss /(gain)	US$	33.8	Rs. 1,833.6	Rs. 1,787.9	Rs. 1,568.2	US$	2.6	Rs. 142.5	Rs. 122.5	Rs. 182.7

	US$	33.8	Rs. 1,833.6	Rs. 1,787.9	Rs. 1,568.2	US$	2.6	Rs. 142.5	Rs. 122.5	Rs. 182.7

Information for funded plans with a defined benefit obligation in excess of plan assets:

	As of March 31,
	Pension Benefits
	(In millions)
	2013	2013	2012
Defined benefit obligation	US$ 12.6	Rs. 682.8	Rs. 6,281.5
Fair value of plan assets	US$ 10.9	Rs. 589.3	Rs. 6,120.5

Information for funded plans with a defined benefit obligation less than plan assets:

	As of March 31,
	Pension Benefits
	(In millions)
	2013	2013	2012
Defined benefit obligation	US$ 122.1	Rs. 6,628.3	Rs. 555.9
Fair value of plan assets	US$ 123.8	Rs. 6,722.3	Rs. 593.2

Information for unfunded plans:

	As of March 31,
	Pension Benefits			Post retirement medical Benefits
	2013	2013	2012	2013	2013	2012
	(In millions)
Defined benefit obligation	US$ 13.7	Rs. 745.7	Rs. 666.6	US$ 20.3	Rs. 1,104.5	Rs. 1,001.2

Net pension and post retirement medical cost consists of the following components:

	Year ended March 31,
	Pension Benefits								Post retirement medical Benefits
	2013		2013		2012		2011		2013		2013		2012		2011
	(In millions)

Service cost	US$	9.5	Rs.	517.6	Rs.	461.4	Rs.	352.9	US$	0.7	Rs.	40.6	Rs.	42.2	Rs.	36.7
Interest cost		11.1		595.6		550.5		477.7		1.5		83.4		81.4		72.3
Expected return on plan assets		(9.8)		(531.6)		(495.6)		(445.7)		—		—		—		—

Net periodic cost	US$	10.8	Rs.	581.6	Rs.	516.3	Rs.	384.9	US$	2.2	Rs.	124.0	Rs.	123.6	Rs.	109.0

Other changes in plan assets and benefit obligation recognized in other comprehensive income.

	Year ended March 31,
	Pension Benefits								Post retirement medical Benefits
	2013		2013		2012		2011		2013		2013		2012		2011
	(In millions)
Actuarial loss/ (gain)	US$	0.8	Rs.	45.7	Rs.	219.7	Rs.	595.7	US$	0.4	Rs.	20.0	Rs.	(60.2)	Rs.	38.0

Total recognized in other comprehensive income	US$	0.8	Rs.	45.7	Rs.	219.7	Rs.	595.7	US$	0.4	Rs.	20.0	Rs.	(60.2)	Rs.	38.0

Total recognized in statement of operations and other comprehensive income	US$	11.6	Rs.	627.3	Rs.	736.0	Rs.	980.6	US$	2.7	Rs.	144.0	Rs.	63.4	Rs.	147.0

The assumptions used in accounting for the pension and post retirement medical plans are set out below:

	As of March 31,
	Pension Benefits			Post retirement medical Benefits
	2013	2012	2011	2013	2012	2011

Discount rate	6.75% - 8.35%	6.75% - 8.50%	6.75% - 8.50%	8.35%	8.50%	8.50%
Rate of increase in compensation level of covered employees	5.00% - 11.00%	5.00% - 10.00%	5.00% - 10.00%	NA	NA	NA
Increase in health care cost	NA	NA	NA	5.00%	4.00%	4.00%
Expected rate of return on plan assets	8.00%	8.00%	8.00%	NA	NA	NA

The expected return on plan assets is determined considering several applicable factors mainly including the composition of the plan assets held, assessed risks of asset management, historical results of the return on plan assets and the Company’s policy for plan asset management.

Plan Assets

The Company’s pension plan asset allocation as of March 31, 2013 and 2012 by category are as follows:

	Pension benefits
	Plan assets as of March 31
	2013	2012
Asset category:
Debt securities	73%	77%
Balances with banks	4%	4%
Deposits with insurance companies	23%	19%

	100%	100%

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

The Company expects to contribute Rs. 922.0 million to the funded pension plans in fiscal 2014.

The table below outlines the effect on the service cost, the interest cost and the defined benefit obligation in the event of an increase of 1% in the assumed rate of increase in health care cost:

	Year ended March 31,
	2013	2013		2012
	(In millions)
Effect on defined benefit obligation	US$ 1.9	Rs.	105.6	Rs.	83.2
Effect on service cost and interest cost	US$ 0.3	Rs.	17.7	Rs.	13.7

The table below outlines the effect on the service cost, the interest cost and the defined benefit obligation in the event of a decrease of 1% in the assumed rate of decrease in health care cost:

	Year ended March 31,
	2013		2013		2012
	(In millions)
Effect on defined benefit obligation	US$	(1.7)	Rs.	(91.1)	Rs.	(185.0)
Effect on service cost and interest cost	US$	(0.3)	Rs.	(14.4)	Rs.	(25.1)

Severance indemnity plan

Severance indemnity is an unfunded plan of Tata Daewoo Commercial Vehicles Limited (TDCV), a subsidiary of Tata Motors Limited.

The following table sets out, the amounts recognized in the financial statements for the severance indemnity plan.

	As of March 31,
	2013		2013		2012
	(In millions)
Change in defined benefit obligation:

Defined benefit obligation, beginning of the year	US$	46.5	Rs.	2,525.5	Rs.	2,205.9
Service cost		6.9		372.4		211.8
Interest cost		1.7		93.0		102.6
Past service cost		(1.1)		(61.7)		—
Actuarial loss / (gain)		(11.5)		(624.0)		(83.9)
Benefits paid		(16.2)		(879.7)		(146.4)
Foreign currency translation		4.0		218.9		235.5

Defined benefit obligation, end of the year	US$	30.3	Rs.	1,644.4	Rs.	2,525.5

Change in plan assets:

Fair value of plan assets, beginning of the year	US$	—	Rs	—	Rs	—
Expected return on plan assets		—		—		—
Actuarial (loss) / gain		—		—		—
Employer’s contributions		16.2		879.7		146.4
Benefits paid		(16.2)		(879.7)		(146.4)

Fair value of plan assets, end of the year	US$	—	Rs	—	Rs	—

	As of March 31,
	2013		2013		2012
	(In millions)

Amount recognized in the balance sheet consist of:
Present value of defined benefit obligation	US$	30.3	Rs.	1,644.4	Rs.	2,525.5

Net liability	US$	(30.3)	Rs.	(1,644.4)	Rs.	(2,525.5)

Amounts in the balance sheet:
Non- current liabilities	US$	(30.3)	Rs.	(1,644.4)	Rs.	(2,525.5)

	As of March 31,
	Pension Benefits
	2013		2013	2012	2011	2010	2009
	(In millions)
Experience adjustments
Present value of defined benefit obligation	US$	30.3	Rs. 1,644.4	Rs. 2,525.5	Rs. 2,205.9	Rs. 2,172.1	Rs. 1,748.1
Fair value of plan assets		—	—	—	—	—	—
Surplus/ (deficit)		(30.3)	(1,644.4)	(2,525.5)	(2,205.9)	(2,172.1)	(1,748.1)
Experience adjustments on plan liabilities - loss/(gain)		(14.7)	(796.2)	(190.1)	55.6	(200.9)	(154.2)
Experience adjustments on plan assets		—	—	—	—	—	—

Amount recognized in other comprehensive income for severance indemnity consists of:

	As of March 31,
	2013		2013	2012	2011
	(In millions)
Actuarial loss / (gain)	US$	(8.6)	Rs.(467.7)	Rs. 156.3	Rs. 240.2

Net severance indemnity cost consists of the following components:

	As of March 31,
	2013		2013		2012		2011
	(In millions)
Service cost	US$	6.9	Rs.	372.4	Rs.	211.8	Rs.	203.2
Interest cost		1.7		93.0		102.6		102.8
Past service cost		(1.1)		(61.7)		—		—

Net periodic pension cost	US$	7.5	Rs.	403.7	Rs.	314.4	Rs.	306.0

Other changes in plan assets and benefit obligation recognized in other comprehensive income for severance indemnity plan:

	Year ended March 31,
	2013		2013		2012		2011
	(In millions)
Actuarial loss / (gain)	US$	(11.5)	Rs.	(624.0)	Rs.	(83.9)	Rs.	(233.8)

Total recognized in other comprehensive income	US$	(11.5)	Rs.	(624.0)	Rs.	(83.9)	Rs.	(233.8)

Total recognized in statement of operations and other comprehensive income	US$	(4.1)	Rs.	(220.3)	Rs.	230.5	Rs.	72.2

The assumptions used in accounting for the Severance indemnity plan is set out below:

	Year ended March 31,
	2013	2012	2011
	(In millions)
Discount rate	3.07%	4.03%	4.53%
Rate of increase in compensation level of covered employees	5%	5%-7%	5%-7%

Jaguar Land Rover Ltd UK, have pension arrangements providing employees with defined benefits related to pay and service as set out in the rules of each fund. The following table sets out the disclosure pertaining to employee benefits of Jaguar Land Rover Limited, UK.

	As of March 31,
	Pension benefits
	2013		2013	2012
	(In millions)
Change in defined benefit obligation:
Defined benefit obligation, beginning of the year	US$	7,380.6	Rs. 400,656.7	Rs. 307,233.6
Service cost		185.9	10,092.7	7,805.3
Interest cost		401.1	21,773.4	18,298.7
Actuarial (gain) /loss		1,347.4	73,143.9	27,974.4
Benefits paid		(205.0)	(11,126.2)	(8,667.2)
Member contributions		11.0	599.3	515.3
Expenses paid		(0.1)	(7.7)	(12.2)
Past service cost		9.0	491.0	1,129.9
Foreign currency translation		(24.8)	(1,353.7)	46,378.9

Defined benefit obligation, end of the year	US$	9,105.1	Rs. 494,269.4	Rs. 400,656.7

Change in plan assets:
Fair value of plan assets, beginning of the year	US$	7,068.8	Rs. 383,729.0	Rs. 298,160.2
Expected return on plan assets		353.3	19,177.6	18,339.9
Actuarial gain /(loss)		615.6	33,418.9	13,073.0
Employer’s contributions		265.7	14,423.6	17,605.5
Members contributions		11.0	599.3	515.3
Benefits paid		(205.0)	(11,126.2)	(8,667.2)
Expenses paid		(0.1)	(7.7)	(12.2)
Foreign currency translation		4.6	248.2	44,714.5

Fair value of plan assets, end of the year	US$	8,113.9	Rs. 440,462.7	Rs. 383,729.0

	Year ended March 31,
	Pension benefits
	2013		2013		2012
	(In millions)
Amount recognized in the balance sheet consist of:
Present value of defined benefit obligation	US$	9,105.1	Rs.	494,269.4	Rs.	400,656.7
Fair value of plan Assets		8,113.9		440,462.7		383,729.0

Surplus/ (deficit)		(991.2)		(53,806.7)		(16,927.7)
Restriction of pension asset (as per IFRIC 14)		(1.1)		(61.1)		(2,289.7)
Onerous obligation		—		—		(7,174.2)

Net liability	US$	(992.3)	Rs.	(53,867.8)	Rs.	(26,391.6)

Amount recognized in the balance sheet consist of:
Non- current assets	US$	0.7	Rs.	36.1	Rs.	154.9
Non -current liabilities		(993.0)		(53,903.9)		(26,546.5)

Net liability	US$	(992.3)	Rs.	(53,867.8)	Rs.	(26,391.6)

	Year ended March 31,
	Pension benefits
	2013		2013		2012		2011		2010		2009
	(In millions)
Experience adjustments
Present value of defined benefit obligation	US$	9,105.1	Rs.	494,269.4	Rs.	400,656.7	Rs.	307,233.6	Rs.	263,402.4	Rs.	221,195.4
Fair value of plan assets		8,113.9		440,462.7		383,729.0		298,160.2		259,088.6		225,918.1

Surplus/ (deficit)		(991.2)		(53,806.7)		(16,927.7)		(9,073.4)		(4,313.8)		4,722.7
Experience adjustments on plan liabilities - loss		10.5		567.5		6,106.2		6,968.0		44,042.5		2,412.6
Experience adjustments on plan assets - gain	US$	615.8	Rs.	33,430.1	Rs.	13,924.4	Rs.	2,179.7	Rs.	38,266.3	Rs.	48,909.7

Amount recognized in other comprehensive income

	As of March 31,
	Pension benefits
	2013		2013		2012		2011
	(In millions)
Actuarial loss/ (gain)	US$	1,858.8	Rs.	100,902.2	Rs.	61,177.2	Rs.	46,275.8
Restriction of pension asset (as per IFRIC 14)		(255.5)		(13,871.5)		(11,520.7)		(11,093.2)
Onerous obligation		(106.4)		(5,773.1)		1,793.4		4,831.9

	US$	1,496.9	Rs.	81,257.6	Rs.	51,449.9	Rs.	40,014.5

Net pension and post retirement cost consists of the following components:

	Year ended March 31,
	Pension benefits
	2013		2013		2012		2011
	(In millions)
Service cost	US$	185.9	Rs.	10,092.7	Rs.	7,805.3	Rs.	7,526.3
Interest cost		401.1		21,773.4		18,298.7		15,294.0
Expected return on plan assets		(353.3)		(19,177.6)		(18,339.9)		(17,112.0)
Past service cost		9.0		491.0		1,129.9		354.1

Net periodic pension cost	US$	242.7	Rs.	13,179.5	Rs.	8,894.0	Rs.	6,062.4

Other changes in plan assets and benefit obligations recognized in other comprehensive income:

	Year ended March 31,
	Pension benefits
	2013		2013	2012	2011
	(In millions)
Actuarial loss	US$	731.8	Rs. 39,725.0	Rs. 14,901.4	Rs. 13,919.4
Restriction on pension asset (as per IFRIC 14)		(43.3)	(2,350.8)	(427.5)	2,182.0
Onerous obligation		(139.4)	(7,566.5)	(3,038.5)	6,692.7

Total recognized in other comprehensive income	US$	549.1	Rs. 29,807.7	Rs. 11,435.4	Rs. 22,794.1

Total recognized in statement of operations and other comprehensive income	US$	791.9	Rs. 42,987.2	Rs. 20,329.4	Rs. 28,856.5

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

The assumptions used in accounting for the pension plans are set out below:

Year ended March 31,
Pension benefits
	2013	2012	2011
Discount rate	3.69%-4.40%	4.38%-5.10%	5.19%-5.50%
Rate of increase in compensation level of covered employees	2.07%-3.90%	2.07%-3.80%	2.07%-3.90%
Inflation increase	2.00%-3.40%	2.00%-3.30%	2.00%-3.40%
Expected rate of return on plan assets	4.74%-6.34%	4.85%-6.34%	5.75%-6.57%

In fiscal 2013, Jaguar Land Rover revised its mortality assumption which resulted in a decrease in pension liability by Rs. 12,467.5 million. The revision in mortality assumptions has been made consequent to the mortality analysis performed as part of the latest funding valuation of the benefit schemes. The revised mortality assumptions reflect the latest available tables/experience available for United Kingdom Pension Schemes.

Pension plans asset allocation by category is as follows:

	As of March 31,
	2013	2012
Asset category:
Debt	64%	64%
Equities	19%	22%
Others	17%	14%

Significant actuarial assumptions used for the determination of the defined benefit obligation and service cost are discount rate and inflation rate. The sensitivity analysis below has been determined based on reasonable possible changes of the assumptions occurring at the end of the reporting period assuming that all other assumptions are held constant.

Assumption	Change in assumption	Impact on scheme liabilities	Impact on service cost
Discount rate	Increase / decrease by 0.25%	Decrease / increase by Rs. 27,279.2 million	Decrease / increase by Rs. 593.9 million
Inflation rate	Increase / decrease by 0.25%	Increase / decrease by Rs. 23,783.9 million	Increase / decrease by Rs. 601.9 million

The Company expects to contribute Rs. 17,511.6 million to the funded pension plans of Jaguar Land Rover Limited, UK in fiscal 2014.

Defined contribution plan

The Company’s contribution to defined contribution plans aggregated Rs. 3,338.1 million, Rs. 3,099.97 million and Rs. 2,136.3 million for years ended March 31, 2013, 2012 and 2011 respectively.

33.	Commitments and contingencies

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

The following is a description of claims and assertions where a potential loss is possible, but not probable. Management believes that none of the contingencies described below would have a material adverse effect on the Company’s financial condition, results of operations or cash flows.

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

As of March 31, 2013, there are matters aggregating Rs.119 million, which includes Rs.99 million in respect of equity accounted investees (Rs.135 million, which includes Rs.135 million in respect of equity accounted investees, as of March 31, 2012), which are being contested by the Company in appeal and in respect of which the Company expects to succeed based on favorable decisions in earlier assessment years. There are matters of Rs.36 million, which includes Rs. Nil in respect of equity accounted investees (Rs.42 million, which includes Rs.18 million in respect of equity accounted investees, as of March 31, 2012) in respect of which the Company has won in appeals which have been further contested by the income tax authorities before the higher appellate authorities. There are other matters/disputes pending in appeal aggregating Rs.1,060 million, which includes Rs.10 million in respect of equity accounted investees (Rs.1,655 million, which includes Rs.10 million in respect of equity accounted investees as of March 31, 2012).

Customs, Excise Duty and Service Tax

As of March 31, 2013, there were pending litigations on various counts relating to Customs, Excise Duty and Service Tax involving demand of Rs.10,116 million, which includes Rs.68 million in respect of equity accounted investees (Rs.4,430 million, which includes Rs.111 million in respect of equity accounted investees, as of March 31, 2012). These demands challenged the basis of valuation of the Company’s products and denial of the ‘Central Value Added Tax’ (“CENVAT”) credit on inputs. The details of the demands for more than Rs.200 million are as follows:

The Excise Authorities had denied CENVAT credit of Rs.759 million (Rs.230 million as of March 31, 2012) in respect of consulting engineering services alleged to have been availed exclusively for producing prototypes at Engineering Research Centre Pune. The contention of the department is that since the Company claims exemption from CENVAT under Notification No.167/71-CE dt 11.09.1971, the Company is not entitled to avail service tax credit on consulting engineering services used in Engineering Research Centre. The matter is being contested by the Company before the Appellate Authorities. The Company, based on merits, is of the opinion that it has sustainable case, since the consulting engineering services are not exclusively used in the manufacture of prototypes and they form part of assessable value of final products manufactured by the Company on which CENVAT is paid. The Company has won in appeals for Rs.362 million as on March 31, 2013 (Rs.362 million as on March 31, 2012), which have been further contested by the department before the Appellate Tribunal.

The Excise Authorities have raised a demand for Rs.1,014 million as on March 31, 2013 (Rs.1,014 million as on March 31, 2012). The demand is on account of alleged undervaluation to the extent of ex-factory discount given by Company on passenger vehicles through invoice. The matter is being contested by the Company before the appellate authority.

The Excise Authorities had denied CENVAT credit of Rs.813 million (Rs.1,005 million as of March 31, 2012) in earlier years, on technical grounds. The matter is being contested by the Company before the appellate authorities.

The Excise Authorities had levied penalty and interest of Rs.4,560 million (Rs. Nil as of March 31, 2012) in the matter of CENVAT credit in earlier years, on inputs, stating that vehicles manufactured at Uttarakhand plant are “Exempted Products” and the Company is not eligible for CENVAT Credit. The Company has challenged this demand as vehicle suffers National Calamity Contingent Duty (NCCD) and Auto Cess, which are `duties of excise’. Therefore the vehicles cannot be called as exempted products. The matter is being contested by the Company before the appellate authorities.

The Excise Authorities have raised a demand of Rs.295 million (Rs.275 million as of March 31, 2012) on pre delivery inspection charges and free after sales service charges incurred by dealers on certain products on the alleged ground that the pre delivery inspection and free after sales services are provided by the dealer on behalf of the Company and should be included in excisable value of the vehicle. The case is pending before Tribunal, which has granted unconditional stay.

The Excise Authorities have raised a demand of Rs.219 million (Rs.Nil as of March 31, 2012) of Customs Duty on dies and fixtures imported under EPCG Scheme and installed at premises of a vendor. The Company has filed reply to the Show Cause Notice.

Sales Tax

The total sales tax demands (including interest and penalty), which are being contested by the Company amount to Rs.4,574 million, which includes Rs.468 million in respect of equity accounted investees as of March 31, 2013 (Rs.5,506 million, which includes Rs.755 million in respect of equity accounted investees, as of March 31, 2012). The details of the demands for more than Rs.200 million are as follows:

The Sales Tax Authorities have raised demand of Rs.166 million (Rs.332 million as of March 31, 2012) towards rejection of certain statutory forms for lower/nil tax rate (Form F and Form C) on technical grounds such as late submission, single form issued against two months dispatches, etc. and denial of exemption from tax in absence of proof of export for certain years. The Company has contended that the benefit cannot be denied on technicalities, which are being complied.

In some of the states in India, the Sales Tax Authorities have raised disputes totaling up to Rs.431 million as of March 31, 2013 (Rs.406 million as of March 31, 2012), treating the stock transfers of vehicles from the Company’s manufacturing plants to sales offices and the transfers between two sales offices as sales liable for levy of sales tax. The Company has strong case and is contesting this issue.

Under the notification (valid upto May 10, 2002) issued by the Sales Tax Authority, in one of the state in India, the rate of sales tax was reduced to 4%. Consequently, the interstate sales tax also became 4% and since it was not concessional rate, submission of prescribed declaration forms was not mandatory in the opinion of the Company. However, the Sales Tax Authorities raised the demand aggregating Rs.309 million as of March 31, 2013 (Rs.696 million as of March 31, 2012), on the ground that prescribed declaration forms were not collected. The Company expects to get relief in appeal on submission of prescribed declaration forms.

Sales tax demand aggregating Rs.1,611 million as of March 31, 2013 (Rs.1,611 million as of March 31, 2012) has been raised by Sales Tax Authorities disallowing the concessional rate of 2% on certain purchases of raw materials in case the final product is stock transferred for sale outside the state. The Sales Tax Authorities are relying on a notification issued by the State Government. Based on submissions, the Commercial Tax Tribunal has remanded the issue for fresh adjudication.

One of the equity accounted investee is contesting for the local sales tax exemption in view of notifications for the period January 1, 1996 to December 31, 2003, which has been denied by the authorities on technical grounds. The equity accounted investee has filed a writ petition against this demand and presently this matter is pending in the High Court of Jharkhand with the stay order on the demand. Share of the Company in the claim amount is Rs.193 million (Rs.234 million as of March 31, 2012).

Other Taxes and Dues

Other amounts for which the Company may contingently be liable aggregate to Rs.3,055 million, which includes Rs.77 million in respect of equity accounted investees as of March 31, 2013 (Rs.2,383 million, which includes Rs.69 million in respect of equity accounted investees, as of March 31, 2012). Following are the cases involving more than Rs.200 million:

The municipal authorities in certain states levy octroi duty (a local indirect tax) on goods brought inside the municipal limits at rates based on the classification of goods. Demands aggregating Rs.617 million as of March 31, 2013 (Rs.617 million as of March 31, 2012) had been raised demanding higher octroi duties on account of classification disputes relating to components purchased for the manufacture of vehicles and retrospective increase in octroi rates relating to past periods. The dispute relating to classification is presently pending before the Supreme Court and the other dispute is pending before the Bombay High Court on remand by the Supreme Court.

As of March 31, 2013, property tax amounting to Rs.394 million (Rs.300 million as of March 31, 2012) has been demanded by the local municipal authorities in respect of vacant land of the Company in the plant in Pimpri, Pune. The Company has filed Special Leave Petition (SLP) before the Supreme Court against an unfavorable decision of the Bombay High Court. The Supreme Court has disposed off the SLP and remanded the matter back to the local municipal corporation for fresh adjudication.

Other claims

There are other claims against the Company, majority of which pertain to motor accident claims and product liability claims/consumer complaints. Some of the cases also relate to replacement of parts of vehicles and/or compensation for deficiency in the services by the Company or its dealers.

Commitments

The Company has entered into various contracts with vendors and contractors for the acquisition of plant and machinery, equipment and various civil contracts of capital nature aggregating Rs.39,092 million, which includes Rs.1,855 million in respect of equity accounted investees as of March 31, 2013 (Rs.61,277 million, which includes Rs.2,369 million in respect of equity accounted investees, as of March 31, 2012), which are yet to be executed.

The Company has entered into various contracts with vendors and contractors for the acquisition of intangible assets of capital nature aggregating Rs.1,959 million as of March 31, 2013 (Rs.687 million as of March 31, 2012), which are yet to be executed.

For commitments related to leases, refer note 12.

34.	Capital Management

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

The following table summarizes the capital of the Company:

	As of March 31,
	2013		2013		2012
	(In millions)
Equity*	US$	7,126.6	Rs.	386,862.5	Rs.	330,005.4

Short- term borrowings and current portion of long term debt		4,261.9		231,356.9		220,975.1
Long- term debt		5,995.3		325,457.5		287,148.1

Total debt		10,257.2		556,814.4		508,123.2

Total capital ( Debt + Equity)	US$	17,383.8	Rs.	943,676.9	Rs.	838,128.6

*	Details of equity

	As of March 31,
	2013		2013		2012
	(In millions)
Total equity as reported in balance sheet	US$	6,887.9	Rs.	373,905.7	Rs.	331,343.6
Currency translation reserve attributable to
- shareholders of Tata Motors Limited		(70.4)		(3,820.6)		(3,033.0)
- Non-controlling interests		(0.4)		(23.9)		(0.5)
Hedging reserve		309.5		16,801.3		1,695.3

Equity as reported above	US$	7,126.6	Rs.	386,862.5	Rs.	330,005.4

35.	Disclosures on financial instruments

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

a)	Financial assets and liabilities

The following table presents the carrying amounts and fair value of each category of financial assets and liabilities as of March 31, 2013.

Financial assets	Cash and loans and receivables		Available- for-sale financial assets		Derivatives in other than hedging relationship		Derivatives in hedging relationship		Total carrying value		Total fair value		Total carrying value		Total fairvalue
	(In millions)
Cash and cash equivalents	Rs.	116,118.5	Rs.	—	Rs.	—		Rs. —	Rs.	116,118.5	Rs.	116,118.5	US$	2,139.1	US$	2,139.1
Short-term deposits with bank		68,957.0		—		—		—		68,957.0		68,957.0		1,270.3		1,270.3
Finance receivables		198,219.2		—		—		—		198,219.2		201,119.5		3,651.5		3,704.9
Trade receivables		104,193.6		—		—		—		104,193.6		104,193.6		1,919.4		1,919.4
Unquoted equity investments*		—		3,877.0		—		—		3,877.0		—		71.4		—
Other investments		80.0		77,516.4		—		—		77,596.4		77,596.4		1,429.4		1,429.4
Other financial assets
– current		18,774.7		—		138.0		2,430.1		21,342.8		21,342.8		393.2		393.2
– non-current		12,148.9		—		1,983.0		4,211.7		18,343.6		18,189.7		337.9		335.1

Total	Rs.	518,491.9	Rs.	81,393.4	Rs.	2,121.0	Rs.	6,641.8	Rs.	608,648.1	Rs.	607,517.5	US$	11,212.2	US$	11,191.4

*	The fair value in respect of the unquoted equity investments cannot be reliably measured.

Financial liabilities	Derivatives other than in hedging relationship		Derivatives in hedging relationship		Other financial liabilities		Total carrying value		Total fairvalue		Total carrying value		Total fair value
	(In millions)
Accounts payable	Rs.	—		—	Rs.	409,096.3	Rs.	409,096.3	Rs.	409,096.3	US$	7,536.4	US$	7,536.4
Acceptances		—		—		43,931.3		43,931.3		43,931.3		809.3		809.3
Short-term debt (excluding current portion of long-term debt)		—		—		116,218.1		116,218.1		116,218.1		2,140.9		2,140.9
Long-term debt (including current portion of long-term debt)		*(92.3)		—		440,688.6		440,596.3		463,069.0		8,116.3		8,530.3
Other financial liabilities
– current		2,345.9		14,703.8		21,259.0		38,308.7		38,308.7		705.7		705.7
– non-current		4,486.6		12,848.4		4,644.1		21,979.1		21,860.0		404.9		402.7

Total	Rs.	6,740.2	Rs.	27,552.2	Rs.	1,035,837.4	Rs.	1,070,129.8	Rs.	1,092,483.4	US$	19,713.5	US$	20,125.3

*	Net of fair value of (a) prepayment options in Senior Notes and (b) conversion options in Foreign Currency Convertible Notes.

The following table presents the carrying amounts and fair value of each category of financial assets and liabilities as of March 31, 2012.

Financial assets	Cash and loans and receivables		Available- for-sale financial assets		Derivatives other than in hedging relationship		Derivatives in hedging relationship		Total carrying value		Total fair value
	(In millions)
Cash and cash equivalents	Rs.	145,952.4	Rs.	—	Rs.	—	Rs.	—	Rs.	145,952.4	Rs.	145,952.4
Short-term deposits with bank		11,695.3		—		—		—		11,695.3		11,695.3
Finance receivables		171,240.8		—		—		—		171,240.8		171,687.9
Trade receivables		87,654.9		—		—		—		87,654.9		87,654.9
Unquoted equity investments*		—		3,866.4		—		—		3,866.4		—
Other investments		337.6		78,365.0		—		—		78,702.6		78,702.6
Other financial assets - current		17,350.6		—		69.8		3,880.6		21,301.0		21,301.0
Other financial assets - non-current		15,192.9		—		13.8		1,883.2		17,089.9		16,957.4

Total	Rs.	449,424.5	Rs.	82,231.4	Rs.	83.6	Rs.	5,763.8	Rs.	537,503.3	Rs.	533,951.5

*	The fair value in respect of the unquoted equity investments cannot be reliably measured.

Financial liabilities	Derivatives other than in hedging relationship		Derivatives in hedging relationship		Other financial liabilities		Total carrying value		Total fair value
	(In millions)
Accounts payable	Rs.	—	Rs.	—	Rs.	334,558.9	Rs.	334,558.9	Rs.	334,558.9
Acceptances		—		—		40,787.4		40,787.4		40,787.4
Short-term debt (excluding current portion of long-term debt)		—		—		111,179.8		111,179.8		111,179.8
Long-term debt (including current portion of long-term debt)		7,540.4		—		389,403.0		396,943.4		399,200.3
Other financial liabilities – current		2,131.7		6,929.6		18,176.9		27,238.2		27,238.2
Other financial liabilities – non-current		1,783.8		929.4		4,819.4		7,532.6		7,297.0

Total	Rs.	11,455.9	Rs.	7,859.0	Rs.	898,925.4	Rs.	918,240.3	Rs.	920,261.6

The following table provides an analysis of financial instruments that are measured subsequent to initial recognition at fair value, grouped into Level 1 to Level 3, as described below.

Quoted prices in an active market (Level 1): This level of hierarchy includes financial assets that are measured by reference to quoted prices (unadjusted) in active markets for identical assets or liabilities. This category consists quoted equity shares, quoted corporate debt instruments and mutual fund investments.

Valuation techniques with observable inputs (Level 2): This level of hierarchy includes financial assets and liabilities, measured using inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (i.e. derived from prices). This level of hierarchy includes Company’s over-the-counter (OTC) derivative contracts and fair value of prepayment options embedded within Senior Notes.

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

	As of March 31, 2013
	Level 1		Level 2		Level 3		Total
	(In millions)
Financial assets measured at fair value
Available-for-sale financial assets	Rs.	77,431.8	Rs.	—	Rs.	84.6	Rs.	77,516.4
Fair value of prepayment option#		—		3,857.8		—		3,857.8
Derivative assets		—		8,762.8		—		8,762.8

Total	Rs.	77,431.8	Rs.	12,620.6	Rs.	84.6	Rs.	90,137.0

	US$	1,426.4	US$	232.5	US$	1.6	US$	1,660.5
Financial liabilities measured at fair value
Conversion option liability		—		—		3,765.5		3,765.5
Derivative liabilities		—		34,384.7		—		34,384.7

Total		—		34,384.7		3,765.5		38,150.2

	US$	—	US$	633.4	US$	69.4	US$	702.8

#	Fair value of prepayment option is netted off against the carrying value of Senior Notes (Refer note 22)

Reconciliation of Level 3 category of financial assets and financial liabilities:

	For the year ended March31, 2013
	Conversion option liability				Available-for-sale financial assets
	(In millions)
Balance at the beginning	US$	139.0	Rs.	7,540.4	US$	1.6	Rs.	82.3
Total losses:
- gain recognized in income statement (refer note 30)*		(14.8)		(801.6)		—		—
- recognized in other comprehensive income		—		—		—		2.3
Conversion of notes during the year		(54.8)		(2,973.3)		—		—

Balance at the end	US$	69.4	Rs.	3,765.5	US$	1.6	Rs.	84.6

*	Gain recognized in the income statement for the year ended March 31, 2013 includes Rs.384.4 million in respect of conversion option liability in foreign currency convertible notes outstanding as of March 31, 2013.

	As of March 31, 2012
	Level 1		Level 2		Level 3		Total
	(In millions)
Financial assets measured at fair value
Available-for-sale financial assets	Rs.	78,282.7	Rs.	—	Rs.	82.3	Rs.	78,365.0
Derivative assets		—		5,847.4		—		5,847.4

Total	Rs.	78,282.7	Rs.	5,847.4	Rs.	82.3	Rs.	84,212.4

Financial liabilities measured at fair value
Conversion option liability		—		—		7,540.4		7,540.4
Derivative liabilities		—		11,774.5		—		11,774.5

Total	Rs.	—	Rs.	11,774.5	Rs.	7,540.4	Rs.	19,314.9

Reconciliation of Level 3 category of financial assets and financial liabilities:

	For the year ended March 31, 2012
	Conversion option liability		Available-for-sale financial assets
	(In millions)
Balance at the beginning	Rs.	9,972.8	Rs.	101.5
Total losses:
- recognized in income statement (refer note 30)*		(2,432.4)		—
- recognized in other comprehensive income		—		(1.0)
Sales during the year		—		(18.2)
Conversion of notes during the year		—		—

Balance at the end	Rs.	7,540.4	Rs.	82.3

*	Gain recognized in the income statement for the year ended March 31, 2012 includes Rs 2,432.4 million in respect of conversion option liability in foreign currency convertible notes outstanding as of March 31, 2012.

Notes

The short term financial assets and liabilities are stated at amortized cost which is approximately equal to their fair value.

The fair value of finance receivables have been estimated by discounting expected cash flows using rates at which loans of similar credit quality and maturity would be made as of March 31, 2013 and March 31, 2012.

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

Further the Company transfers certain trade receivables under the debt factoring arrangements. These do not qualify for derecognition, due to the recourse arrangement in place. Consequently the proceeds received from transfer are recorded as loans from banks/ financial institutions and classified under short term borrowings.

The carrying amount of trade receivables and finance receivables along with the associated liabilities is as follows:

	As of March 31,
	2013				2013				2012
Nature of Asset	Carrying amount of asset sold		Carrying amount of associated liabilities		Carrying amount of asset sold		Carrying amount of associated liabilities		Carrying amount of asset sold		Carrying amount of associated liabilities
	(In millions)
Trade receivables	US$	412.1	US$	412.1	Rs.	22,373.3	Rs.	22,373.3	Rs.	13,138.5	Rs.	13,138.5
Finance receivables	US$	366.7	US$	383.5	Rs.	19,907.6	Rs.	20,820.0	Rs.	15,375.4	Rs.	17,762.7

c)	Cash flow hedges

As of March 31, 2013, the Company has acquired cash flow hedging instruments. The Company and its subsidiaries uses both USD/GBP forward and option contracts, USD/Euro forward contracts and other currency options to hedge future cash flows from sales and purchases. Cash flow hedges are expected to be recognised in profit or loss during the years ending March 31, 2014 to 2017.

The Company and its subsidiaries also has a number of USD/Euro options and other currency options, which are entered into as an economic hedge of the financial risks of the Company. These contracts do not meet the hedge accounting criteria of IAS 39, so the change in fair value is recognised immediately in the income statement.

The time value of options is considered ineffective in the hedge relationship and thus the change in time value is recognised immediately in the income statement.

Changes in fair value of forward exchange contracts to the extent determined to be an effective hedge is recognized in other comprehensive income and the ineffective portion of the fair value change is recognized in income statement. Accordingly, the fair value change of (net loss) Rs. 19,001.0 million (net of tax), (net loss) Rs. 2,051.7 million (net of tax), (net gain) Rs.2,462.8 million (net of tax), was recognized in other comprehensive income during the year ended March 31, 2013, March 31, 2012 and March 31, 2011, respectively. Amount reclassified from hedging reserve of (net loss) Rs. 3,895.0 million (net of tax), (net gain) Rs. 1,172.3 million (net of tax) and (net gain) Rs. 934.1 million (net of tax) during the year ended March 31,2013, March 31, 2012, and March 31, 2011, respectively, has been classified as foreign exchange gain/loss in the income statement.

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

The Company evaluates the impact of foreign exchange rate fluctuations by assessing its exposure to exchange rate risks. It hedges a part of these risks by using derivative financial instruments in accordance with its risk management policies.

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

The following table set forth information relating to foreign currency exposure (other than risk arising from derivatives disclosed at clause (iv) below) as of March 31, 2013:

	US Dollar		Euro		Chinese Renminbi		JPY		Others*		Total
	(In millions)
Financial assets	Rs.	31,668.6	Rs.	22,032.6	Rs.	54,809.0	Rs.	2,891.8	Rs.	29,474.5	Rs.	140,876.5
Financial liabilities		163,664.9		102,045.9		54,144.3		9,076.0		20,923.6		349,854.7

*	Others mainly include currencies such as Russian Rouble, Singapore dollars, Swiss Franc, Australian dollars, South African Rand, Thai baht and Korean won.

10% appreciation / depreciation of the respective foreign currencies with respect to functional currency of Tata Motors Limited and its subsidiaries would result in decrease / increase in the Company’s net income before tax by approximately Rs. 14,087.6 million and Rs. 34,985.5 million for financial assets and financial liabilities respectively for the year ended March 31, 2013.

The following table set forth information relating to foreign currency exposure (other than risk arising from derivatives disclosed at clause (iv) below) as of March 31, 2012:

	US Dollar		Euro		Chinese Renminbi		JPY		Others*		Total
	(In millions)
Financial assets	Rs.	35,772.6	Rs.	19,787.0	Rs.	47,675.6	Rs.	2,607.9	Rs.	18,708.2	Rs.	124,551.3
Financial liabilities		169,425.1		76,832.2		30,164.1		12,261.5		17,136.3		305,819.2

*	Others mainly include currencies such as Russian Rouble, Singapore dollars, Swiss Franc, Australian dollars, South African Rand, Thai baht and Korean won.

10% appreciation / depreciation of the respective foreign currencies with respect to functional currency of Tata Motors Limited and its subsidiaries would result in decrease / increase in the Company’s net income before tax by approximately Rs. 12,455.1 million and Rs. 30,581.9 million for financial assets and financial liabilities respectively for the year ended March 31, 2012.

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

10% appreciation / depreciation of the respective foreign currencies with respect to functional currency of Tata Motors Limited and its subsidiaries would result in decrease / increase in the Company’s net income before tax by approximately Rs. 8,576.6 million and Rs. 16,812.6 million for financial assets and financial liabilities respectively for the year ended March 31, 2011.

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

As of March 31, 2013, March 31, 2012 and March 31, 2011, net financial liability of Rs. 205,923.0 million, Rs. 176,156.7 million and Rs.103, 521.8 million respectively, was subject to the variable interest rate. Increase/decrease of 100 basis points in interest rates at the balance sheet date would result in an impact (decrease/increase in case of net income) of Rs.2,059.2 million, Rs. 1,761.6 million and Rs. 1,035.2 million on income for the year ended March 31, 2013, March 31, 2012 and March 31, 2011, respectively.

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

The fair value of some of the Company’s investments in available-for-sale securities exposes the Company to equity price risks. In general, these securities are not held for trading purposes. These investments are subject to changes in the market price of securities. The fair value of available- for- sale equity securities as of March 31, 2013, March 31, 2012 and March 31, 2011, was Rs. 2,067.2 million, Rs. 2,885.3 million and Rs. 3,645.4 million, respectively. A 10 % change in equity prices of available -for- sale securities held as of March 31, 2013, March 31, 2012 and March 31, 2011, would result in an impact of Rs.206.7 million, Rs. 288.5 million and Rs. 364.5 million on equity, respectively.

The Company has investments in unquoted equity shares, the fair value of which cannot be reliably measured, of Rs. 3,877.0 million as of March 31, 2013 and Rs. 3,866.4 million as of March 31, 2012.

(Note: The impact is indicated on equity before consequential tax impact, if any).

ii)	Credit risk

Credit risk is the risk of financial loss arising from counterparty failure to repay or service debt according to the contractual terms or obligations. Credit risk encompasses both the direct risk of default and the risk of deterioration of creditworthiness as well as concentration risks.

Financial instruments that are subject to concentrations of credit risk principally consist of investments classified as loans and receivables, available for sale debt instruments, trade receivables, finance receivables, loans and advances and derivative financial instruments. None of the financial instruments of the Company result in material concentrations of credit risks.

Exposure to credit risk

The carrying amount of financial assets represents the maximum credit exposure. The maximum exposure to credit risk was Rs. 602,289.5 million as of March 31, 2013 and Rs. 530,536.2 million as of March 31, 2012, being the total of the carrying amount of balances with banks, short term deposits with banks, trade receivables, finance receivables, margin money and other financial assets excluding equity investments.

Financial assets that are neither past due nor impaired

None of the Company’s cash equivalents, including time deposits with banks, are past due or impaired. Regarding trade receivables and other receivables, and other loans or receivables that are neither impaired nor past due, there were no indications as of March 31, 2013, that defaults in payment obligations will occur.

Credit quality of financial assets and impairment loss

The ageing of trade receivables and finance receivables as of balance sheet date is given below. The age analysis have been considered from the due date.

	As of March 31,
	2013		2013		2013		2013		2012		2012
	( In millions)
Trade receivables	Gross		Allowance		Gross		Allowance		Gross		Allowance
Period (in months)
Not due	US$	1,497.1	US$	(1.1)	Rs.	81,268.2	Rs.	(60.3)	Rs.	61,770.5	Rs.	(25.6)
Overdue 1-3 months		282.0		(1.2)		15,306.2		(64.3)		20,319.4		(2.4)
Overdue 3-6 months		59.3		(3.7)		3,218.5		(202.8)		3,247.0		(278.9)
Overdue more than 6 months		147.0		(59.9)		*7,979.8		(3251.8)		*5,542.5		(2,917.6)

Total	US$	1,985.4	US$	(65.9)	Rs.	107,772.7	Rs.	(3,579.2)	Rs.	90,879.4	Rs.	(3,224.5)

*	Trade receivables overdue more than six months include Rs. 1,853.5 million (Rs. 1,387.7 million as at March 31, 2012) outstanding from State Government organizations in India which are considered recoverable.

	As of March 31,
	2013		2013		2013		2013		2012		2012
	( In millions)
Finance receivables #	Gross		Allowance		Gross		Allowance		Gross		Allowance
Period (in months)
Not due*	US$	3,705.5	US$	(129.9)	Rs.	201,154.3	Rs.	(7,053.1)	Rs.	171,016.2	Rs.	(3,464.2)
Overdue up to 11 months		123.5		(66.7)		6,704.0		(3,621.0)		3,796.8		(1,659.6)
Overdue more than 11 months		90.2		(71.1)		4,895.7		(3,860.7)		7,517.4		(5,965.8)

Total	US$	3,919.2	US$	(267.7)	Rs.	212,754.0	Rs.	(14,534.8)	Rs.	182,330.4	Rs.	(11,089.6)

*	Allowance in the ‘Not due’ category includes allowance against installments pertaining to impaired finance receivables which have not yet fallen due.
#	Finance receivables originated in India.

iii)	Liquidity risk

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

The table below provides details regarding the contractual maturities of financial liabilities, including estimated interest payments as of March 31, 2013:

	Carrying amount		Due in 1st Year		Due in 2nd Year		Due in 3rd to 5th Year		Due after 5 Years		Total contractual cash flows		Total contractual cash flows
	(In millions)
Non derivative financial liabilities
Accounts payable and acceptances	Rs.	453,027.6	Rs.	453,027.6	Rs.	—	Rs.	—	Rs.	—	Rs.	453,027.6	US$	8,345.7
Borrowings and interest thereon		560,785.2		261,103.4		86,783.1		135,009.7		221,045.3		703,941.5		12,967.5
Other financial liabilities		21,932.3		17,288.3		1,777.8		3576.6		321.8		22,964.5		423.0
Derivative liabilities		34,384.7		17,049.7		9,996.2		7,338.8		—		34,384.7		633.4

Total	Rs.	1,070,129.8	Rs.	748,469.0	Rs.	98,557.1	Rs.	145,925.1	Rs.	221,367.1	Rs.	1,214,318.3	US$	22,369.6

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

	Carrying amount	Due in 1st Year	Due in 2nd Year	Due in 3rd to 5th Year	Total contractual cash flows	Total contractual cash flows
	(In millions)
Collateralized debt obligation	Rs. 20,820.0	Rs. 11,749.4	Rs. 7263.3	Rs.3,827.0	Rs. 22,839.7	US$	420.7

For the purpose of compiling the contractual cash flows, it has been assumed that the foreign currency convertible notes will be repaid on maturity. If these are converted, the amount repayable will reduce as follows:

	Carrying amount	Due in 1st Year	Due in 2nd Year	Due in 3rd to 5th Year	Total contractual cash flows	Total contractual cash flows
	(In millions)
Foreign currency convertible Notes*	Rs. 3,939.3	Rs. 160.9	Rs. 4,525.5	Rs. —	Rs. 4,686.4	US$	86.3

*	excludes conversion option liability of Rs. 3,765.5 millions.

The table below provides details regarding the contractual maturities of financial liabilities, including estimated interest payments as of March 31, 2012:

	Carrying amount	Due in 1st Year	Due in 2nd Year	Due in 3rd to 5th Year	Due after 5 Years	Total contractual cash flows
	(In millions)
Non derivative financial liabilities
Accounts payable and acceptances	Rs. 375,346.3	Rs. 375,346.3	Rs. —	Rs. —	Rs. —	Rs. 375,346.3
Borrowings and interest thereon	510,559.7	244,187.4	110,823.0	84,233.7	193,495.2	632,739.3
Other financial Liabilities	20,559.8	15,740.4	1,411.3	3,695.8	849.0	21,696.5
Derivative liabilities	11,774.5	9,061.3	1,995.8	717.4	—	11,774.5

Total	Rs. 918,240.3	Rs. 644,335.4	Rs. 114,230.1	Rs. 88,646.9	Rs. 194,344.2	Rs. 1,041,556.6

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

For the purpose of compiling the contractual cash flows, it has been assumed that the foreign currency convertible notes will be repaid on maturity. If these are converted, the amount repayable will reduce as follows:

	Carrying amount	Due in 1st Year	Due in 2nd Year	Due in 3rd to 5th Year	Total contractual cash flows
(In millions)
Foreign currency convertible Notes*	Rs. 37,252.1	Rs. 32,891.6	Rs. 266.9	Rs. 6,689.0	Rs. 39,847.5

*	excludes conversion option liability of Rs. 7,540.4 millions.

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

Fair value of derivative financial instruments other than conversion options are determined using valuation techniques based on information derived from observable market data.

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

Main assumptions used in valuation of conversion option in foreign currency convertible notes (FCCN) as of March 31, 2013:

	Assumptions
	Share price in foreign currency		Volatility in share price	Risk free interest rate
FCCN due in 2014	US$	4.96	35%	0.6%

Main assumptions used in valuation of conversion option in foreign currency convertible notes (FCCN)/ convertible alternative reference securities (CARS) as of March 31, 2012:

	Assumptions
	Share price in foreign currency		Volatility in share price	Risk free interest rate
CARS due in 2012	US$	5.41	36%	0.5%
FCCN due in 2014	US$	5.41	45%	0.7%

The fair value of derivative financial instruments including embedded derivative is as follows:

	As of March 31,
	2013		2013		2012
	(In millions)
Forward exchange contracts, options and interest rate swaps	US$	(472.0)	Rs.	(25,621.9)	Rs.	(5,927.1)
Embedded derivative-conversion option		(69.4)		(3,765.5)		(7,540.4)
Embedded derivative- prepayment option		71.1		3,857.8		—

Total	US$	(470.3)	Rs.	(25,529.6)	Rs.	(13,467.5)

The loss on derivative contracts recognized in the income statement was Rs. 2,471.3 million, Rs. 1,316.4 million, Rs.12,667.3 million for the year ended March 31, 2013, March 31, 2012, and March 31, 2011, respectively.

In respect of Company’s forward and option contracts (excluding conversion option and prepayment options), a 10% appreciation/ depreciation of the foreign currency underlying such contracts would have resulted in an approximate gain/ loss of Rs. 2,364.4 million in Company’s hedging reserve and an approximate gain / loss of Rs. 733.9 million respectively, in the Company’s income statement for the year ended March 31, 2013.

In respect of Company’s forward and option contracts (excluding conversion option), a 10% appreciation/ depreciation of the foreign currency underlying such contracts would have resulted in an approximate gain / loss of Rs. 448.4 million in Company’s hedging reserve and an approximate gain / loss of Rs. 222.2 million respectively, in the Company’s income statement for the year ended March 31, 2012.

In respect of Company’s forward and option contracts (excluding conversion option), a 10% appreciation/ depreciation of the foreign currency underlying such contracts would have resulted in an approximate gain of Rs. 212.5 million and an approximate loss of Rs.7.1 million respectively, in the Company’s income statement for the year ended March 31, 2011

Exposure to gain/loss on derivative instruments offset to some extent the exposure to foreign currency risk, interest rate risk as disclosed above.

In respect of embedded derivative, prepayment option:

The Company is exposed to interest rate risk with regards to the fair value of the prepayment option. As at March 31, 2013, a 25 basis points increase / decrease in interest rates would have resulted in an approximate gain / loss of Rs. 771.7 million, for the year ended March 31, 2013.

The Company is exposed to the impact of volatility with its own credit risk with regard to the fair value of prepayment option. As at March 31, 2013, a 25 basis points decrease / increase in credit spreads would have resulted in an approximate gain of Rs. 755.3 million and an approximate loss of Rs. 197.0 million respectively for the year ended March 31, 2013.

In respect of embedded derivative, conversion option:

A 10% increase/decrease in Company’s share price volatility would have resulted in an approximate loss of Rs. 31.2 million and an approximate gain of Rs. 27.7 million respectively, for the year ended March 31, 2013.

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

A 10% appreciation/depreciation in the underlying foreign currency would have resulted in an approximate gain of Rs. 661.3 million and an approximate loss of Rs. 825.8 million respectively, for the year ended March 31, 2013.

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

A 50 basis points increase/decrease in US interest rates would have resulted in an approximate loss of Rs. 27.6 million and an approximate gain of Rs. 27.8 million respectively, for the year ended March 31, 2013.

A 50 basis points increase/decrease in US interest rates would have resulted in an approximate loss of Rs. 73.5 million and an approximate gain of Rs. 73.5 million respectively, for the year ended March 31, 2012.

A 50 basis points increase/decrease in US interest rates would have resulted in an approximate loss of Rs. 137.4 million and an approximate gain of Rs. 136.0 million respectively, for the year ended March 31, 2011.

The above analysis assumes that all other variables (other than variable under consideration) remain constant.

(Note: The impact is indicated on the income/loss before tax basis).

36.	Collaterals

Inventory, trade receivables, finance receivables, other financial assets, property, plant and equipment with a carrying amounts of Rs. 298,914.0 million and Rs.248,597.8 million are pledged as collateral/security against the borrowings and contingent liability as of March 31, 2013 and March 31, 2012, respectively.

Fair value of collaterals for which the Company has taken possession and held as of March 31, 2013 and March 31, 2012, amounted to Rs.1,659.0 million and 566.0 million, respectively. The collateral represents vehicles financed by the Company and the Company normally undertakes disposal of these vehicles through auction process.

37.	Segment reporting

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

As of March 31, 2013, the Automotive segment is bifurcated into the following two reportable segments.-

Tata and other brand vehicles, including financing thereof and Jaguar Land Rover.

The Company’s other segment comprises primarily activities relating to information technology, or IT services, machine tools and factory automation solutions. None of the other operating segments meets the quantitative thresholds specified in IFRS 8, and accordingly, have been aggregated.

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

	For the year ended / as of March 31, 2013
	Automotive and related activity								Others
	* Tata and other brand vehicles including financing thereof		Jaguar Land Rover		Intra-segment eliminations		Total		Others		Inter-segment eliminations		Total		Total
	(In millions)
Revenues
External revenue	Rs.	512,942.9	Rs.	1,365,619.8	Rs.	—	Rs.	1,878,562.7	Rs.	11,297.6	Rs.	—	Rs.	1,889,860.3	US$	34,813.7
Inter-segment / intra-segment revenue		874.1		—		(865.9)		8.2		10,881.2		(10,889.4)		—		—

Total revenues	Rs.	513,817.0	Rs.	1,365,619.8	Rs.	(865.9)	Rs.	1,878,570.9	Rs.	22,178.8	Rs.	(10,889.4)	Rs.	1,889,860.3	US$	34,813.7

Earnings before other income, interest and tax		10,700.7		150,687.2		—		161,387.9		3,294.1		(1,033.8)		163,648.2		3,014.6
Share of profit/ (loss) of equity accounted investees		3,461.4		(1,016.4)		—		2,445.0		(711.5)		—		1,733.5		31.9
Reconciliation to net income:
Other income / (loss) (net)														12,024.0		221.5
Foreign exchange gain/ (loss) (net)														(15,640.0)		(288.1)
Interest income														7,759.8		142.9
Interest expense (net)														(40,751.8)		(750.7)
Income tax expense														(39,190.5)		(721.9)

Net Income													Rs.	89,583.2	US$	1,650.2

*	Tata and other brand vehicles include Tata Daewoo and Fiat traded vehicles.

	For the year ended / as of March 31, 2013
	Automotive and related activity								Others
	* Tata and other brand vehicles including financing thereof		Jaguar Land Rover		Intra-segment eliminations		Total		Others		Inter-segment eliminations		Total		Total
	(In millions)
Depreciation and amortization	Rs.	20,536.2	Rs.	53,040.5	Rs.	—	Rs.	73,576.7	Rs.	146.5	Rs.	—	Rs.	73,723.2	US$	1,358.1
Capital expenditure		30,384.7		181,313.2		(9.4)		211,688.5		375.5		(1,107.6)		210,956.4		3,886.1

Segment assets		542,544.0		853,814.1		—		1,396,358.1		15,475.4		(6,446.9)		1,405,386.6		25,889.0
Investment in equity accounted investees		13,170.8		4,959.9		—		18,130.7		12,261.0		—		30,391.7		559.9
Reconciliation to total assets:
Investments														81,473.4		1,500.8
Current and non-current income tax assets														9,062.4		167.0
Deferred income taxes														45,205.2		832.7
Other unallocated financial assets[1]														97,176.1		1,790.4

Total assets													Rs.	1,668,695.4	US$	30,739.8

Segment liabilities	Rs.	130,797.4	Rs.	523,970.2	Rs.	—	Rs.	654,767.6	Rs.	6,613.4	Rs.	(1,650.8)	Rs.	659,730.2	US$	12,153.1
Reconciliation to total liabilities:
Borrowings														556,814.4		10,257.2
Current income tax liabilities														17,754.5		327.1
Deferred income taxes														15,668.1		288.5
Other unallocated financial liabilities[2]														44,822.5		826.0

Total liabilities													Rs.	1,294,789.7	US$	23,851.9

1.	Includes interest bearing loans and deposits and accrued interest income.
2.	Includes interest accrued and other interest bearing liabilities.

	For the year ended / as of March 31, 2012
	Automotive and related activity								Others
	* Tata and other brand vehicles including financing thereof		Jaguar Land Rover		Intra-segment eliminations		Total		Others		Inter-segment eliminations		Total
	(In millions)
Revenues
External revenue	Rs.	610,356.9	Rs.	1,044,533.2	Rs.	—	Rs.	1,654,890.1	Rs.	9,962.8	Rs.	—	Rs.	1,664,852.9
Inter-segment / intra-segment revenue		691.5		—		(678.9)		12.6		8,941.9		(8,954.5)		—

Total revenues	Rs.	611,048.4	Rs.	1,044,533.2	Rs.	(678.9)	Rs.	1,654,902.7	Rs.	18,904.7	Rs.	(8,954.5)	Rs.	1,664,852.9

Earnings before other income, interest and tax		40,884.0		118,894.6		—		159,778.6		2,442.8		(1,131.1)		161,090.3
Share of profit/ (loss) of equity accounted investees		606.7		—		—		606.7		(957.8)		—		(351.1)
Impairment in respect of equity accounted investees		—		—		—		—		(4,981.0)		—		(4,981.0)
Reconciliation to net income:
Other income/ (loss) (net)														9,407.1
Foreign exchange gain/ (loss) (net)														(11,154.2)
Interest income														5,426.8
Interest expense (net)														(38,290.4)
Income tax expense														(4,707.1)

Net Income													Rs.	116,440.4

*	Tata and other brand vehicles include Tata Daewoo and Fiat traded vehicles.

	For the year ended / as of March 31, 2012
	Automotive and related activity				Others
	* Tata and other brand vehicles including financing thereof	Jaguar Land Rover	Intra-segment eliminations	Total	Others	Inter-segment eliminations	Total
	(In millions)
Depreciation and amortization	Rs. 18,751.6	Rs. 35,576.9	Rs. —	Rs. 54,328.5	Rs. 106.6	Rs. —	Rs. 54,435.1
Capital expenditure	35,062.7	113,242.5	—	148,305.2	55.7	(1,197.0)	147,163.9

Segment assets	516,734.0	707,109.6	(400.9)	1,223,442.7	14,021.4	(5,803.9)	1,231,660.2
Investment in equity accounted investees	10,241.1	39.1	—	10,280.2	12,985.7	—	23,265.9
Reconciliation to total assets:
Investments							82,569.0
Current and non-current income tax assets							9,437.2
Deferred income taxes							46,493.9
Other unallocated financial assets[1]							41,110.0

Total assets							Rs. 1,434,536.2

Segment liabilities	Rs. 134,583.6	Rs. 406,813.6	Rs. (400.9)	Rs. 540,996.3	Rs. 5,013.8	Rs. (1,510.6)	Rs. 544,499.5
Reconciliation to total liabilities:
Borrowings							508,123.2
Current income tax liabilities							11,501.5
Deferred income taxes							17,704.8
Other unallocated financial liabilities[2]							21,363.6

Total liabilities							Rs. 1,103,192.6

1	Includes interest bearing loans and deposits and accrued interest income.
2	Includes interest accrued and other interest bearing liabilities.

	For the year ended / as of March 31, 2011
	Automotive and related activity								Others
	* Tata and other brand vehicles including financing thereof		Jaguar Land Rover		Intra-segment eliminations		Total		Others		Inter-segment eliminations		Total
	(In millions)
Revenues
External revenue	Rs.	526,550.0	Rs.	696,987.7	Rs.	—	Rs.	1,223,537.7	Rs.	8,596.4	Rs.	—	Rs.	1,232,134.1
Inter-segment / intra-segment revenue		297.1		2,766.2		(3,054.0)		9.3		6,319.5		(6,328.8)		—

Total revenues	Rs.	526,847.1	Rs.	699,753.9	Rs.	(3,054.0)	Rs.	1,223,547.0	Rs.	14,915.9	Rs.	(6,328.8)	Rs.	1,232,134.1

Earnings before other income, interest and tax		48,916.4		75,672.9		(170.6)		124,418.7		1,486.6		(598.9)		125,306.4
Share of profit/ (loss) of equity accounted investees		(318.2)		—		—		(318.2)		(140.2)		—		(458.4)
Reconciliation to net income:
Other income/ (loss) (net)														(8,218.0)
Foreign exchange gain/ (loss) (net)														3,090.0
Interest income														3,669.5
Interest expense (net)														(36,853.5)
Income tax expense														(12,787.3)

Net Income													Rs.	73,748.7

*	Tata and other brand vehicles include Tata Daewoo and Fiat traded vehicles.

	For the year ended / as of March 31, 2011
	Automotive and related activity								Others
	* Tata and other brand vehicles including financing thereof		Jaguar Land Rover		Intra-segment eliminations		Total		Others		Inter-segment eliminations		Total
	(In millions)
Depreciation and amortization	Rs.	15,074.0	Rs.	28,173.8	Rs.	—	Rs.	43,247.8	Rs.	197.9	Rs.	—	Rs.	43,445.7
Capital expenditure		27,412.5		63,608.6		—		91,021.1		359.3		(661.9)		90,718.5

Entity wide disclosures

Information concerning principal geographic areas is as follows:

Net sales to external customers by geographic area by location of customers:

	Year ended March 31,
	2013		2013		2012		2011
	(In millions)
India	US$	8,320.0	Rs.	451,652.0	Rs.	552,512.9	Rs.	464,676.1
United States of America		3,481.7		189,006.6		157,854.7		147,427.9
United Kingdom		4,137.5		224,604.0		179,865.6		136,905.6
Rest of Europe		4,061.7		220,488.8		190,056.5		150,147.9
China		8,209.4		445,644.7		296,923.2		116,459.1
Rest of the World		6,603.4		358,464.2		287,640.0		216,517.5

Total	US$	34,813.7	Rs.	1,889,860.3	Rs.	1,664,852.9	Rs.	1,232,134.1

Non-current assets (Property, plant and equipment, Intangible assets, other non-current assets and Goodwill) by geographic area:

	Year ended March 31,
	2013		2013		2012
	(In millions)
India	US$	3,785.7	Rs.	205,506.5	Rs.	194,802.0
United States of America		97.2		5,274.4		1,133.2
United Kingdom		8,780.2		476,632.8		357,018.1
Rest of Europe		26.1		1,417.4		2,650.5
China		6.7		361.2		1,532.6
Rest of the World		256.2		13,909.9		13,072.2

Total	US$	12,952.1	Rs.	703,102.2	Rs.	570,208.6

Information about product revenues:

	Year ended March 31,
	2013		2013		2012		2011
	(In millions)
Tata and Fiat vehicles	US$	8,148.5	Rs.	442,343.1	Rs.	552,261.2	Rs.	468,554.8
Tata Daewoo commercial vehicles		722.2		39,204.1		31,648.4		28,181.4
Hispano buses and coaches		25.2		1,365.7		2,164.4		2,260.5
Finance revenues		552.9		30,013.3		24,340.4		22,231.5
Jaguar Land Rover vehicles		25,156.5		1,365,619.8		1,044,533.2		702,315.4
Others		208.4		11,314.3		9,905.3		8,590.5

Total revenues	US$	34,813.7	Rs.	1,889,860.3	Rs.	1,664,852.9	Rs.	1,232,134.1

38.	Related party transactions

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

The following table summarizes related party transactions and balances included in the consolidated financial statements for the year ended / as of March 31, 2013:

	With associates and its subsidiaries		With joint ventures		Tata Sons Ltd, its subsidiaries and joint ventures		Total		Total
	(In millions)
Purchase of products	Rs.	49,205.8	Rs.	29,263.6	Rs.	1,354.4	Rs.	79,823.8	US$	1,470.5
Sale of products		2,078.8		6,232.0		8,303.6		16,614.4		306.1
Services received		1.5		5.2		5,178.0		5,184.7		95.5
Services rendered		153.7		258.3		575.7		987.7		18.2
Interest (income) / expense, dividend (income) / paid, net		(613.1)		(375.5)		2,986.7		1,998.1		36.8
Amounts receivable in respect of loans and interest thereon		38.0		3,251.4		53.3		3,342.7		61.6
Amounts payable in respect of loans and interest thereon*		295.0		—		1,431.1		1,726.1		31.8
Trade and other receivables		246.6		1,435.6		1,858.0		3,540.2		65.2
Accounts payable		1,097.4		—		2,321.3		3,418.7		63.0
Loans given / repaid		238.4		710.3		410.0		1,358.7		25.0
Purchase of unquoted equity shares		—		—		18.4		18.4		0.3
Loans taken / repaid		1,215.0		—		8,567.1		9,782.1		180.2
Deposits receivable		—		—		30.0		30.0		0.6

*	Amounts payable in respect of loans and interest consist of collateralized debt obligation for financial assets transferred to a related party that does not meet the derecognition criteria because of credit enhancement features.

The following table summarizes related party transactions and balances included in the consolidated financial statements for the year ended / as of March 31, 2012:

	With associates and its subsidiaries	With joint ventures	Tata Sons Ltd, its subsidiaries and joint ventures	Total
	(In millions)
Purchase of products	Rs. 66,545.1	Rs. 37,284.1	Rs. 1,819.5	Rs. 105,648.7
Sale of products	5,573.6	4,790.9	8,388.4	18,752.9
Services received	21.8	6.0	4,428.3	4,456.1
Services rendered	232.3	86.5	504.7	823.5
Issue of shares by a subsidiary to non controlling interests shareholders	—	—	1,410.6	1,410.6
Interest (income) / expense, dividend (income) / paid, net	(476.7)	(328.9)	3,576.6	2,771.0
Amounts receivable in respect of loans and interest thereon	276.3	3,037.5	263.2	3,577.0
Amounts payable in respect of loans and interest thereon*	302.0	—	3,962.6	4,264.6
Trade and other receivables	1,094.3	45.4	1,917.3	3,057.0
Accounts payable	1,288.6	1,126.8	1,344.0	3,759.4
Loans given / repaid	710.0	—	10,106.3	10,816.3
Purchase of shares in subsidiary	—	—	3,043.4	3,043.4
Purchase of unquoted equity shares	—	—	346.8	346.8
Loans taken / repaid	940.0	—	4,019.8	4,959.8
Deposits receivable	—	—	30.0	30.0

*	Amounts payable in respect of loans and interest consist of collateralized debt obligation for financial assets transferred to a related party that does not meet the derecognition criteria because of credit enhancement features.

The following table summarizes related party transactions and balances included in the consolidated financial statements for the year ended / as of March 31, 2011

	With associates and its subsidiaries	With joint ventures	Tata Sons Ltd, its subsidiaries and joint ventures	Total
	(In millions)
Purchase of products	Rs. 43,872.4	Rs. 44,008.8	Rs. 911.9	Rs. 88,793.1
Purchase of property, plant and equipment	—	—	6.9	6.9
Sale of products	4,078.4	4,569.2	3,619.4	12,267.0
Services received	3.0	27.0	3,528.3	3,558.3
Services rendered	227.7	30.6	1,267.9	1,526.2
Interest (income) / expense, dividend (income) / paid, net	(535.7)	(213.0)	3,974.1	3,225.4
Amounts receivable in respect of loans and interest thereon	308.3	2,985.4	233.3	3,527.0
Amounts payable in respect of loans and interest thereon*	—	—	10,037.0	10,037.0
Trade and other receivables	579.6	26.6	1,621.6	2,227.8
Accounts payable	795.8	7.1	1,235.3	2,038.2
Loans given / repaid	890.0	—	14,919.8	15,809.8
Purchase of unquoted equity shares	—	2,015.8	1,094.8	3,110.6
Loans taken / repaid	830.0	—	10,686.0	11,516.0
Deposits given	—	—	30.0	30.0

*	Amounts payable in respect of loans and interest consist of collateralized debt obligation for financial assets transferred to a related party that does not meet the derecognition criteria because of credit enhancement features.

Compensation of key management personnel:

	Year ended March 31,
	2013		2013	2012	2011
	(In millions)
Short-term benefits	US$	6.6	Rs. 357.5	Rs. 487.9	Rs. 345.6
Termination benefits		—	—	276.5	—
Post-employment benefits*		2.7	148.9	219.3	46.1

*	Excludes provision for encashable leave and gratuity as a separate actuarial valuation is not available.

Other transactions with key management personnel:

	Year ended March 31,
	2013		2013	2012	2011
	(In millions)
Interest (income) / expense, dividend (income) / paid, net	US$	0.1	Rs. 5.9	Rs. 16.2	Rs. 17.1
Amounts receivable in respect of loans and interest thereon		—	—	0.9	1.0
Fixed deposits repaid		—	—	129.0	—
Amounts payable in respect of fixed deposits and interest thereon		—	—	2.0	131.0

Refer note 32 for information on transactions with post-employment benefit plans.

39.	Subsequent events

Subsequent to the year ended March 31, 2013:

(i)	The Company has allotted 28,549,566 Ordinary shares upon conversion of 741, 4% Foreign Currency Convertible Notes (FCCN) due 2014.

(ii)	A subsidiary of the Company, has issued S$ 350 million (approximately Rs. 15,313.3 million), 4.25% Senior Notes due 2018.

40.	Earnings per share (“EPS”)

	Net income attributable to shareholders of Tata Motors Limited (In millions)		Weighted average shares (Nos.)	Earnings per share
For the year ended March 31, 2013:
Ordinary Shares
Basic net earnings per share	Rs.	75,246.9	2,706,014,707	Rs.	27.8
	US$	1,386.2		US$	0.5
Effect of shares kept in abeyance	Rs.	(3.8)	492,722	Rs.	(7.7)
	US$	(0.1)		US$	(0.1)
Diluted earnings per share	Rs.	75,243.1	2,706,507,429	Rs.	27.8
	US$	1,386.1		US$	0.5
‘A’ Ordinary Shares
Basic net earnings per share	Rs.	13,450.1	481,958,717	Rs.	27.9
	US$	247.7		US$	0.5

Effect of shares kept in abeyance	Rs.	3.8	247,798	Rs.	15.3
	US$	0.1		US$	0.3

Diluted earnings per share	Rs.	13,453.9	482,206,515	Rs.	27.9
	US$	247.8		US$	0.5

For the year ended March 31, 2012:
Ordinary Shares
Basic net earnings per share	Rs.	98,054.9	2,691,542,867	Rs.	36.4

Effect of shares kept in abeyance	Rs.	(6.5)	529,377	Rs.	(12.3)

Effect of Zero Coupon Convertible Alternative Reference Securities (USD) due 2012 (CARS)	Rs.	2,738.7	105,818,480	Rs.	25.9

Diluted earnings per share	Rs.	100,787.1	2,797,890,724	Rs.	36.0
‘A’ Ordinary Shares
Basic net earnings per share	Rs.	17,604.2	481,900,898	Rs.	36.5

Effect of shares kept in abeyance	Rs.	6.5	305,518	Rs.	21.3

Effect of Zero Coupon Convertible Alternative Reference Securities (USD) due 2012 (CARS)	Rs.	(192.2)	—	Rs.	—
Diluted earnings per share	Rs.	17,418.5	482,206,416	Rs.	36.1

For the year ended March 31, 2011:
Ordinary Shares
Basic net earnings per share	Rs.	63,614.8	2,588,800,690	Rs.	24.6
Effect of zero Coupon Convertible Foreign Currency Convertible Notes (JPY) due 2011	Rs.	(9.9)	1,325,246	Rs.	(7.5)

Effect of shares kept in abeyance	Rs.	(8.2)	746,291	Rs.	(11.0)
Diluted earnings per share	Rs.	63,596.7	2,590,872,227	Rs.	24.5
‘A’ Ordinary Shares
Basic net earnings per share	Rs.	9,787.0	396,669,199	Rs.	24.7
Effect of zero Coupon Convertible Foreign Currency Convertible Notes (JPY) due 2011	Rs.	(6.5)	—	Rs.	—

Effect of shares kept in abeyance	Rs.	8.3	497,649	Rs.	16.7

Diluted earnings per share	Rs.	9,788.8	397,166,848		Rs. 24.6

Earnings per share have been adjusted retrospectively for the sub-division of shares in fiscal 2012.

‘A’ Ordinary shares holders are entitled to receive dividend at 5 percentage points more than the aggregate rate of dividend determined by the Company on Ordinary shares for the financial year.

The effect of 28,549,588 Ordinary shares issuable as of March 31, 2013, on conversion of 4% Foreign Currency Convertible Notes (USD) due 2014, is anti-dilutive for the year ended March 31, 2013 and have not been considered in the computation of diluted EPS.

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