Form 20-F
period 2016-03-31
TATA MOTORS LTD/FI
filed 2016-07-28
CIK 926042

As filed with the Securities and Exchange Commission on July 28, 2016

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the Fiscal year ended March 31, 2016

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

H.K. Sethna

Tel.: +91 22 6665 7219

Facsimile: +91 22 6665 7260

Email:hks@tatamotors.com

Address:

Bombay House

24, Homi Mody Street

Mumbai 400 001, India

(Name, Telephone, Facsimile number, Email and Address of company contact person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Name of Each Exchange On Which Registered
Ordinary Shares, par value Rs.2 per share*	New York Stock Exchange

Securities registered or to be registered pursuant to Section 12(g) of the Act:

None

(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

‘A’ Ordinary Shares, par value Rs.2 per share

(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report. — 2,887,203,602 Ordinary Shares and 508,476,704 ‘A’ Ordinary Shares, including 491,964,200 Ordinary Shares represented by 98,388,638 American Depositary Shares, or ADSs, outstanding as at March 31, 2016. Each ADS represents five (5) Ordinary Shares as at March 31, 2016.

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

•	For our Jaguar Land Rover business, references to premium cars and luxury performance sports utility vehicles refer to a defined list of premium competitor cars and sports utility vehicles;

•

Unless otherwise stated, comparative and empirical Indian industry data in this annual report on Form 20-F have been derived from published reports of the Society of Indian Automobile Manufacturers, or SIAM;

•	References to a particular “Fiscal” year, such as “Fiscal 2016”, are to our Fiscal year ended on March 31 of that year;

•	“Millimeters” or “mm” are equal to 1/1000 of a meter. A meter is equal to approximately 39.37 inches and a millimeter is equal to approximately 0.039 inch;

•	“Kilograms” or “kg” are each equal to approximately 2.2 pounds, and “metric tons” or “tons” are equal to 1,000 kilograms or approximately 2,200 pounds;

•	“Liters” are equivalent to 61.02 cubic inches of volume, or approximately 1.057 U.S. quarts of liquid measure;

•	“Revenue” refers to Total Revenue net of excise duty unless stated otherwise; and

•	“Companies Act” refers to the Indian Companies Act, 2013, unless stated otherwise.

i

•	Figures in tables may not add up to totals due to rounding.

Cautionary Note Regarding Forward-looking Statements

This annual report on Form 20-F contains certain “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995, Section 27A of the Securities Act of 1933, as amended, or the Securities Act, and Section 21E of the Securities Exchange Act of 1934, as amended, or the Exchange Act. Forward-looking statements are generally identifiable by use of forward-looking terminology such as “may”, “will”, “should”, “potential”, “intend”, “expect”, “seek”, “anticipate”, “estimate”, “believe”, “could”, “plan”, “project”, “predict”, “continue”, “future”, “forecast”, “target”, “guideline” or other similar words or expressions. Forward-looking statements are not guarantees of performance and are based on certain assumptions, discuss future expectations, describe plans and strategies, contain projections of results of operations or of financial condition or state other forward-looking information. Our ability to predict results or the actual effect of plans or strategies is inherently uncertain, particularly given the economic environment. Although we believe that the expectations reflected in such forward-looking statements are based on reasonable assumptions, our actual results and performance could differ materially from those set forth in the forward-looking statements and you should not unduly rely on these statements. These forward-looking statements involve risks, uncertainties and other factors that may cause our actual results in future periods to differ materially from those forward-looking statements.

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

A. Selected Financial Data

The following tables set forth selected financial data including selected historical financial information as at and for each of the Fiscal years ended March 31, 2016, 2015, 2014, 2013 and 2012 in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board, or IFRS.

The selected IFRS consolidated financial data as at March 31, 2016 and 2015 and for each of Fiscal 2016, 2015 and 2014 are derived from our audited IFRS consolidated financial statements included in this annual report on Form 20-F. The selected IFRS consolidated financial data as at March 31, 2014, 2013 and 2012 and for Fiscal 2013 and 2012 are derived from our audited IFRS consolidated financial statements not included in this annual report on Form 20-F. We adopted several new and amended standards issued by the IASB with effect from April 1, 2013. As described in Note 2(v) of our annual report on Form 20-F for Fiscal 2014, the earliest period presented in the consolidated financial statement has been retrospectively adjusted in accordance with the transitional provisions of the standards. Accordingly, selected financial data for Fiscal 2013 and 2012 have been retrospectively adjusted. These retrospective adjustments resulted in decreases in net income by Rs.26.5 million and Rs.1,623.4 million for Fiscal 2013 and 2012, respectively. The decrease / increase in net income resulted in corresponding increase / decrease in other comprehensive income.

Consolidated financial data as at March 31, 2012 for Fiscal 2012 may differ from the data originally presented in those audited IFRS consolidated financial statements included in prior annual reports.

You should read our selected financial data in conjunction with Item 5 “—Operating and Financial Review and Prospects.”

Selected Financial Data Prepared in Accordance with IFRS

	Year ended March 31,
	2016	2016	2015	2014	2013	2012
	(In US$ millions, except share and per share amounts)
		(in Rs. millions, except share and per share amounts)
Revenues	40,375.8	2,675,103.2	2,602,634.4	2,311,884.6	1,862,896.7	1,637,173.5
Finance revenues	336.9	22,318.8	22,630.8	29,875.9	30,013.3	24,340.4

Total revenues	40,712.7	2,697,422.0	2,625,265.2	2,341,760.5	1,892,910.0	1,661,513.9
Change in inventories of finished goods and work-in-progress	(415.7)	(27,540.1)	(29,610.9)	(28,317.3)	(30,086.8)	(25,861.4)
Purchase of products for sale	1,939.4	128,494.6	130,803.8	109,691.6	92,889.5	90,204.2
Raw materials and consumables	22,801.1	1,510,684.3	1,499,862.9	1,363,572.1	1,138,214.3	1,025,448.0
Employee cost	4,348.6	288,117.4	250,401.2	213,903.0	167,169.5	125,204.9
Depreciation and amortization	2,536.7	168,074.9	134,495.8	110,462.6	75,767.9	56,424.0
Other expenses	8,834.4	585,321.4	545,909.5	498,777.7	384,423.3	312,456.1
Provision for loss of inventory (net of insurance recoveries)	247.3	16,383.9	—	—	—	—
Expenditure capitalized	(2,517.3)	(166,783.2)	(153,217.5)	(135,246.8)	(101,934.5)	(82,659.8)
Other (income) / loss (net)	(47.3)	(3,135.6)	(11,508.4)	(7,732.6)	(12,099.1)	(10,039.4)
Foreign exchange (gain)/loss (net)	580.6	38,468.2	12,680.7	(19,104.2)	15,774.9	11,511.7
Interest income	(108.5)	(7,186.6)	(6,763.9)	(6,656.7)	(6,928.0)	(4,953.4)
Interest expense (net)	723.2	47,912.6	52,231.6	53,094.7	40,792.0	38,957.7
Impairment in an equity accounted investee	—	—	—	8,033.7	—	4,981.0
Share of (profit)/loss of equity accounted investees	(87.2)	(5,774.7)	1,748.3	1,877.6	131.5	586.8

Net income /(loss) before tax	1,877.4	124,384.9	198,232.1	179,405.1	128,795.5	119,253.5
Income tax expense	(415.3)	(27,512.7)	(69,149.7)	(48,226.5)	(39,238.8)	(4,436.5)

Net income /(loss) after tax	1,462.1	96,872.2	129,082.4	131,178.6	89,556.7	114,817.0

	Year ended March 31,
	2016		2016	2015	2014	2013	2012
	(In US$ millions, except share and per share amounts)
			(in Rs. millions, except share and per share amounts)
Net income/(loss) attributable to equity holders		1,447.2	95,883.4	128,291.2	130,717.1	88,670.5	114,035.7
Net income/(loss) attributable to non-controlling interest		14.9	988.8	791.2	461.5	886.2	781.3
Dividends per share Ordinary Shares	US$	—	Rs. —	Rs. 2.0	Rs. 2.0	Rs. 4.0	Rs. 20.0
Dividends per share ‘A’ Ordinary Shares	US$	—	Rs. —	Rs. 2.1	Rs. 2.1	Rs. 4.1	Rs. 20.5
Weighted average Ordinary shares outstanding:
Basic			2,873,188,838	2,765,339,619	2,760,961,457	2,734,354,019	2,719,730,619
Diluted			2,873,809,883	2,765,824,089	2,761,450,718	2,734,846,741	2,826,078,476
Weighted average ‘A’ Ordinary shares outstanding:
Basic			506,063,234	487,445,041	487,440,271	487,436,720	487,378,244
Diluted			506,320,979	487,684,611	487,684,558	487,684,518	487,683,762
Earnings per share:
Basic	US$	0.4	Rs. 28.4	Rs. 39.4	Rs. 40.2	Rs. 27.5	Rs. 35.5
Diluted	US$	0.4	Rs. 28.4	Rs. 39.4	Rs. 40.2	Rs. 27.5	Rs. 35.2
Earnings per share of ‘A’ Ordinary Shares:
Basic	US$	0.4	Rs. 28.5	Rs. 39.5	Rs. 40.3	Rs. 27.6	Rs. 35.6
Diluted	US$	0.4	Rs. 28.5	Rs. 39.5	Rs. 40.3	Rs. 27.6	Rs. 35.3

In Fiscal 2016, we conducted a renounceable rights offer of 150,644,759 new Ordinary Shares, including Ordinary Shares represented by ADSs, and 26,530,290 new ‘A’ Ordinary Shares of Rs.2 each to qualifying shareholders recorded in the shareholders register at the close of business on April 8, 2015, at a subscription price of Rs.450 each for new Ordinary Shares and Rs.271 each for new ‘A’ Ordinary Shares, in the ratio of six rights to subscribe to Shares for every 109 Shares held. The rights offer was fully subscribed and the shareholders received the new shares on May 13, 2015. As described in Note 39 to our audited consolidated financial statements included elsewhere in this annual report on Form 20-F, the earliest period presented in the consolidated financial statement for each of Fiscal 2015, 2014, 2013 and 2012, basic and diluted earnings per share have been retrospectively adjusted for the bonus element of the rights offer attributable to the difference between the exercise price of the rights and the prevailing market price of the Shares. 154,279 Ordinary Shares and 20,531 ‘A’ Ordinary Shares have been kept in abeyance as of the date of this annual report.

	As of March 31,
	2016	2016	2015	2014	2013	2012
	(in US$ millions, except number of shares)
		(in Rs. millions, except number of shares)
Balance Sheet Data
Total Assets	39,543.9	2,619,981.3	2,345,643.4	2,184,775.9	1,687,166.5	1,455,830.2
Long term debt, net of current portion	7,614.7	504,511.3	544,862.5	454,138.6	330,718.1	294,497.6
Total shareholders’ equity	11,592.0	768,036.7	539,351.8	631,696.3	373,905.7	331,343.6
Number of Equity shares outstanding
-Ordinary Shares		2,887,203,602	2,736,713,122	2,736,713,122	2,708,156,151	2,691,613,455
-‘A’ Ordinary Shares		508,476,704	481,966,945	481,966,945	481,959,620	481,933,115

Exchange Rate Information

For convenience, some of the financial amounts presented in this annual report on Form 20-F have been translated from Indian rupee amounts into U.S. dollar amounts at the rate of Rs.66.2550 = US$1.00, based on the fixing rate in the city of Mumbai as published by the Foreign Exchange Dealers’ Association of India on March 31, 2016.

The following table sets forth information with respect to the exchange rate between the Indian rupee and the U.S. dollar (Rs. per U.S. dollar) as published by Bloomberg L.P. for Fiscal 2016, 2015, 2014, 2013 and 2012.

Year ended March 31,	Period End	Period Average	High	Low
2016	66.25	65.45	68.71	62.19
2015	62.50	61.16	63.68	58.46
2014	59.89	60.47	68.83	53.81
2013	54.28	54.44	57.16	50.72
2012	50.88	47.95	53.72	44.08

The following table sets forth information with respect to the exchange rate between the Indian rupee and the U.S. dollar (Rs. per U.S. dollar) for the previous six months as published by Bloomberg L.P.

Month	Period End	Period Average	High	Low
Jan-16	67.79	67.30	68.23	66.14
Feb-16	68.42	68.21	68.71	67.57
Mar-16	66.25	66.96	67.87	66.25
Apr-16	66.33	66.46	66.66	66.21
May-16	67.26	66.93	67.76	66.43
Jun-16	67.53	67.29	67.97	66.65

As at July 27, 2016, the value of the Indian rupee against the U.S. dollar was Rs.67.15 per US$1.00, as published by Bloomberg L.P.

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

Risks Associated with Our Business and the Automotive Industry

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

The Indian automotive industry is affected materially by the general economic conditions in India and around the world. Muted industrial growth in India in recent years along with continuing higher inflation and interest rates continue to pose risks to overall growth in this market. The automotive industry, in general, is cyclical, and economic slowdowns in the recent past have affected the manufacturing sector in India, including the automotive and related industries. A continuation of negative economic trends or further deterioration in key economic metrics, such as the growth rate, interest rates and inflation, as well as reduced availability of financing for vehicles at competitive rates, could materially and adversely affect our automotive sales in India and results of operations.

In addition, investors’ reactions to economic developments in one country can have adverse effects on the securities of companies and the economy as a whole, in other countries, including India. A loss of investor confidence in the financial systems of other emerging markets may cause volatility in Indian financial markets and indirectly, in the Indian economy in general. In August 2015, stock markets in China experienced a substantial decline in value, which may have contributed to a drop in the price of our Shares and/or ADSs. Any worldwide financial instability could also have a negative impact on the Indian economy, including the movement of exchange rates and interest rates in India. In the event global economic recovery is slower than expected, or if there is any significant financial disruption, this could have a material adverse effect on our cost of funding, portfolio of financing loans, business, prospects, results of operations, financial condition and the trading price of our Shares and ADSs.

Our Jaguar Land Rover business has significant operations in the United Kingdom, North America, continental Europe and China, as well as sales operations in other markets across the globe. Automotive markets in the United States, the United Kingdom and Europe experienced solid growth in Fiscal 2016. The automotive market in China also grew despite the softer economic conditions and financial market volatility experienced in China at the beginning of Fiscal 2016. Automotive sales in emerging markets, such as Brazil, Russia and South Africa, deteriorated during Fiscal 2016. Jaguar Land Rover’s ambitions for growth may not materialize as expected, which could have a significant adverse impact on our financial performance. If automotive demand softens because of lower or negative economic growth in key markets (notably China) or other factors, our operations and financial condition could be materially and adversely affected.

In a non-binding referendum on the United Kingdom’s membership in the European Union in June 2016, a majority of the electorate voted for the United Kingdom’s withdrawal from the European Union. If the outcome of the referendum eventually results in the exit of the United Kingdom from the European Union, or Brexit, a process of negotiation would determine the future terms of the United Kingdom’s relationship with the European Union. Depending on the terms of Brexit, if any, the United Kingdom could also lose access to the single EU market and to the global trade deals negotiated by the European Union on behalf of its members. New or modified trading arrangements between the United Kingdom and other countries may have a material adverse effect on the export volumes of our Jaguar Land Rover business. A decline in trade could also affect the attractiveness of the United Kingdom as a global investment center, and, as a result, could have a detrimental impact on the level of investment in UK companies, including our Jaguar Land Rover business, and ultimately on economic growth in the United Kingdom. The uncertainty concerning the timing and terms of the exit could also have a negative impact on the growth of the UK economy and cause greater volatility in the pound sterling. Changes to the UK border and immigration policy could likewise occur as a result of Brexit, affecting our Jaguar Land Rover business’s ability to recruit and retain employees from outside the United Kingdom. Any of the foregoing factors could have a material adverse effect on our business, results of operations and financial condition.

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

In the years prior to and including Fiscal 2014, we were in breach of financial covenants relating to our ratio of total outstanding liabilities to tangible net worth and to our debt service coverage ratio in various financing agreements requested and obtained waivers of our obligations to pay additional costs as a consequence of such breaches. These breaches have not resulted in an event of default in our financing agreements or the payment of penalties. Though we have fully prepaid all these financing arrangements in Fiscal 2015, we cannot assure you that, even if we enter into financial agreements in the future with similar terms and covenants, we will be successful in obtaining consents or waivers in the future from our lenders or guarantors, or that our lenders and guarantors will not impose additional operating and financial restrictions on us, or otherwise seek to modify the terms of our existing financing agreements in ways that will be materially adverse to us. See Item 5. “Operating and Financial Review and Prospects—B. Liquidity and Capital Resources—Loan Covenants.” In addition, future non-compliance with the financial covenants of our agreements may lead to increased cost for future financings.

Exchange rate and interest rate fluctuations could materially and adversely affect our financial condition and results of operations.

Our operations are subject to risks arising from fluctuations in exchange rates with reference to countries in which we operate. We import capital equipment, raw materials and components from, manufacture vehicles in, and sell vehicles into, various countries, and therefore, our revenues and costs have significant exposure to the relative movements of the GBP, the U.S. dollar, the Euro, the Russian Ruble, the Chinese Renminbi, the Singapore dollar, the Japanese Yen, the Australian dollar, the South African rand, the Thai baht, the Korean won and the Indian rupee. In particular, the Indian rupee declined significantly relative to the U.S. dollar in recent years. As published by Bloomberg L.P., the exchange rate expressed in Indian rupees per US$1.00, was Rs.67.53 as at June 30, 2016. Furthermore, the GBP declined significantly relative to the Indian rupee and USD in 2016. As published by Bloomberg L.P., the exchange rate expressed in Indian rupees per GBP1.00, was Rs.90.90 and in USD per GBP1.00, was US$1.33, both as at June 30, 2016.

The uncertainty concerning the proposed timing and terms of the United Kingdom’s exit from the European Union could also have a negative impact on the growth of the UK economy and cause greater volatility in the pound sterling. This could directly impact our sales volumes and financial results, as we derive the majority of our revenues from overseas markets and source significant levels of raw materials and components from Europe.

Moreover, we have outstanding foreign currency denominated debt and are sensitive to fluctuations in foreign currency exchange rates. We have experienced and expect to continue to experience foreign exchange losses and gains on obligations denominated in foreign currencies in respect of our borrowings and foreign currency assets and liabilities due to currency fluctuations.

We also have interest-bearing assets (including cash balances) and interest-bearing liabilities, which bear interest at variable rates. We are therefore exposed to changes in interest rates in the various markets in which we borrow. Although we engage in managing our interest and foreign exchange exposure through use of financial hedging instruments, such as forward contracts, swap agreements and option contracts, higher interest rates and a weakening of the Indian rupee against major foreign currencies could significantly increase our cost of borrowing, which could have a material adverse effect on our financial condition, results of operations and liquidity.

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

We also face strong competition in the Indian market from domestic, as well as foreign automobile manufacturers. Improving infrastructure and growth prospects, compared to those of other mature markets, has attracted a number of international companies to India either through joint ventures with local partners or through independently owned operations in India. International competitors bring with them decades of international experience, global scale, advanced technology and significant financial resources. Consequently, domestic competition is likely to further intensify in the future. There can be no assurance that we will be able to implement our future strategies in a way that will mitigate the effects of increased competition on the Indian automotive industry.

Designing, manufacturing and selling vehicles is capital intensive and requires substantial investments in facilities, machinery, research and development, product design, engineering, technology and marketing in order to meet both customer preferences and regulatory requirements. If our competitors consolidate or enter into other strategic agreements, they may be able to take better advantage of economies of scale or enhance their competitiveness in other ways. Our competitors may also be able to benefit from the cost savings offered by consolidation or alliances, which could adversely affect our competitiveness with respect to those competitors, which could also materially reduce our sales, as well as materially and adversely affect our business, financial condition and results of operations.

Our future success depends on our ability to satisfy changing customer demands by offering innovative products in a timely manner and maintaining such products’ competitiveness and quality.

Our competitors may gain significant advantages if they are able to offer products satisfying customer needs earlier than we are able to, which could adversely impact our sales, results of operations and financial condition. Unanticipated delays or cost overruns in implementing new product launches, expansion plans or capacity enhancements could also materially and adversely impact our financial condition and results of operations.

Customer preferences, especially in many developed markets, seem to be moving in favor of more fuel efficient and environmentally friendly vehicles. In addition, increased government regulations, volatile fuel prices and evolving environment preferences of consumers have brought significant pressure on the automotive industry to reduce carbon dioxide emissions. Our operations may be significantly impacted if we experience delays in developing fuel efficient products that reflect changing customer preferences. In addition, a deterioration in the quality of our vehicles could force us to incur substantial costs and damage our reputation. There can be no assurance that the market acceptance of our future products will meet our sales expectations, in which case we may be unable to realize the intended economic benefits of our investments and our financial condition and results of operations may be materially and adversely affected.

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

We are subject to risks and costs associated with product liability, warranties and recalls in connection with performance, compliance or safety-related issues affecting our products which may, in turn, cause our customers to question the safety or reliability of our vehicles and thus result in a materially adverse effect on our business, impacting our reputation, results from operations and financial condition. Such events could also require us to expend considerable resources to remediate, and we may also be subject to class actions or other large-scale product liability or other lawsuits in various jurisdictions where we conduct business. In May 2016, an industry-wide passenger airbag safety recall was announced in the United States by the National Highway Traffic System Administration or NHTSA, in respect of airbags from Takata Corporation or Takata, a supplier of airbags. Certain front-passenger airbags supplied by Takata were installed in vehicles sold by Jaguar Land Rover. The Company considers the cost associated with the recall to be an adjusting post-balance sheet event and has recognized an additional provision of GBP 67.4 million for the estimated cost of repairs in our income statement for Fiscal 2016. We expect to utilize such provision over the next one to four years.

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

Jaguar Land Rover has consumer financing arrangements in place with financing partners in a number of key markets. Any reduction in the supply of available consumer financing for the purchase of new vehicles would make it more difficult for some of their customers to purchase Jaguar Land Rover’s vehicles, which could put Jaguar Land Rover under commercial pressure to offer new (or expand existing) retail or dealer incentives to maintain demand for their vehicles, thereby materially and adversely affecting Jaguar Land Rover sales and results of operations. Furthermore, Jaguar Land Rover offers residual value guarantees on the leases of certain vehicles in some markets. The value of these guarantees is dependent on used car valuations in those markets at the end of the lease, which is subject to change. Consequently, Jaguar Land Rover may be adversely affected by movements in used car valuations in these markets.

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

We rely on third parties to supply us with the raw materials, parts and components used in the manufacture of our products. For some of these parts and components, we are dependent on a single source. Our ability to procure supplies in a cost-effective and timely manner is subject to various factors, some of which are not within our control. While we manage our supply chain as part of our vendor management process, any significant problems with our supply chain in the future could disrupt our business and materially and adversely affect our results of operations, as well as our sales, net income and financial condition.

Natural disasters and man-made accidents, adverse economic conditions, decline in automobile demand, lack of access to sufficient financing arrangements, among others things, could have a negative financial impact on our suppliers, thereby impairing timely availability of components to us or causing increase in the costs of components. Similarly, a deterioration in the financial condition of our distributors for any reason may adversely impact our performance. In addition, if one or more of the other global automotive manufacturers were to become insolvent, this would have an adverse effect on our supply chains and may have a material adverse effect on our results of operations.

In respect of our Jaguar Land Rover operations, as part of a separation agreement from Ford Motor Company, or Ford, we have entered into long-term supply agreements with Ford for the supply of engines of fixed quantities on a take-or-pay basis. Jaguar Land Rover also has agreements with certain other third parties for critical components. Any disruption to such services could have a material adverse effect on our business, financial condition and results of operations. Although Jaguar Land Rover has commenced the production of its own in-house 2.0-liter, four-cylinder engines (first installed in the Jaguar XE, which went on sale in May 2015), Jaguar Land Rover continues to source a large proportion of our engines from Ford. Separately, the supply of engines sourced through the Ford-PSA Peugeot Citroën joint venture, or the Ford-PSA joint venture, on an arm’s-length basis ceased in October 2015.

Increases in input prices may have a material adverse effect on our results of operations.

In Fiscal 2016, 2015 and 2014, the consumption of raw materials, components and aggregates and purchase of products for sale (including changes in inventory) constituted approximately 59.7%, 61.0% and 61.7%, respectively, of our total revenues. Prices of commodity items used in manufacturing automobiles, including steel, aluminum, copper, zinc, rubber, platinum, palladium and rhodium, have become increasingly volatile in recent years. Further price movements would closely depend on the evolving economic scenarios across the globe. While we continue to pursue cost reduction initiatives, an increase in price of input materials could severely impact our profitability to the extent such increase cannot be absorbed by the market through price increases and/or could have a negative impact on demand. In addition, an increased price and supply risk could arise from the need for rare and frequently sought-after raw materials for which demand is high, such as rare earths, which are predominantly found in China. Rare earth metal prices and supply remain uncertain. In the past, China has limited the export of rare earths from time to time. Due to intense price competition and our high level of fixed costs, we may not be able to adequately address changes in commodity prices even if they are foreseeable. Increases in fuel costs also pose a significant challenge, especially in the commercial and premium vehicle categories where increased fuel prices have an impact on demand. If we are unable to find substitutes for supplies of raw materials or pass price increases on to customers, or to safeguard the supply of scarce raw materials, our vehicle production, business, financial condition and results of operations could be materially and adversely affected.

Deterioration in the performance of any of our subsidiaries, joint ventures and affiliates may adversely affect our results of operations.

We have made and may continue to make capital commitments to our subsidiaries, joint ventures and affiliates, and if the business or operations of any of these subsidiaries, joint ventures and affiliates deteriorates, the value of our investments may decline substantially. We are also subject to risks associated with joint ventures and affiliates wherein we retain only partial or joint control. Our partners may be unable, or unwilling, to fulfill their obligations, or the strategies of our joint ventures or affiliates may not be implemented successfully, any of which may significantly reduce the value of our investments, and, which may, in turn, have a material adverse effect on our reputation, business, financial position or results of operations.

The significant reliance of Jaguar Land Rover on key markets increases the risk of negative impact of reduced customer demand in those countries.

Jaguar Land Rover, which contributes a large portion of our revenues, generates a significant portion of its sales in China, the United Kingdom, North American and continental European markets. Furthermore, in Fiscal 2016, retail sales of Jaguar Land Rover in China decreased by 16.4% to 96,912 units from 115,969 units, compared to Fiscal 2015. However, retail sales of Jaguar Land Rover in China increased by 18.9% in the last quarter of Fiscal 2016, compared to the same quarter in Fiscal 2015. A decline in demand for Jaguar Land Rover vehicles in these key markets may significantly impair our business, growth prospects, financial position and results of operations.

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

For example, we acquired the Jaguar Land Rover business from Ford in June 2008, and since then Jaguar Land Rover has become a significant part of our business, accounting for approximately 81% of our total revenues in Fiscal 2016. As a result of the acquisition, we are responsible for, among other things, the obligations and liabilities associated with the legacy business of Jaguar Land Rover. There can be no assurances that any legacy issues at Jaguar Land Rover or any other acquisition we have undertaken in the past or will undertake in the future would not have a material adverse effect on our business, financial condition and results of operations, as well as our reputation and prospects.

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

Our Jaguar Land Rover business is impacted by the semi-annual registration of vehicles in the United Kingdom where the vehicle registration number changes every March and September, which leads to an increase in the sales during these months, and, in turn, has an impact on the resale value of vehicles. Most other markets, such as the United States, are influenced by the introduction of new-model-year products, which typically occurs in the autumn of each year. Furthermore, in the United States there is some seasonality in the purchasing pattern of vehicles in the northern states for Jaguar when there is a concentration of vehicle sales in the spring and summer months and for Land Rover where the trend for purchasing 4x4 vehicles is concentrated in the autumn and winter months. Markets in China tend to experience higher demand for vehicles around the Lunar New Year holiday in either January or February, the PRC National Day holiday and the Golden Week holiday in October. In addition, demand in Western European automotive markets tends to be softer during the summer and winter holidays. Jaguar Land Rover’s cash flows are impacted by the temporary shutdown of four of their manufacturing plants in the United Kingdom (including the Engine Manufacturing Centre at Wolverhampton) during the summer and winter holidays. The resulting profile of operating results differs between each quarter.

We rely on licensing arrangements with Tata Sons Limited to use the “Tata” brand. Any improper use of the associated trademarks by our licensor or any other third parties could materially and adversely affect our business, financial condition and results of operations.

Our rights to our trade names and trademarks are a crucial factor in marketing our products. Establishment of the “Tata” word mark and logo mark in and outside India is material to our operations. We have licensed the use of the “Tata” brand from our Promoter, Tata Sons Limited, or Tata Sons. If Tata Sons, or any of its subsidiaries or affiliated entities, or any third party uses the trade name “Tata” in ways that adversely affect such trade name or trademark, our reputation could suffer damage, which, in turn, could have a material adverse effect on our business, financial condition and results of operations.

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

In general, we consider our labor relations with all of our employees to be good. However, in the future we may be subject to labor unrest, which may delay or disrupt our operations in the affected regions, including the acquisition of raw materials and parts, the manufacture, sales and distribution of products and the provision of services. If work stoppages or lock-outs at our facilities or at the facilities of our major vendors occur or continue for a long period of time, our business, financial condition and results of operations may be materially and adversely affected. We did recently face two minor standalone incidents of labor unrest, one in the Dharwad plant in Karnataka, India and the other in our Sanand plant in Gujarat, India, both of which were amicably resolved.

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

Our growth strategy relies on the expansion of our operations by introducing certain automotive products in markets outside India, including Europe, China, Russia, Brazil, the United States, Africa and other parts of Asia. The costs associated with entering and establishing ourselves in new markets, and expanding such operations, may be higher than expected, and we may face significant competition in those regions. In addition, our international business is subject to many actual and potential risks and challenges, including language barriers, cultural differences and other difficulties in staffing and managing overseas operations, inherent difficulties and delays in contract enforcement and the collection of receivables under the legal systems of some foreign countries, the risk of non-tariff barriers, other restrictions on foreign trade or investment sanctions, and the burdens of complying with a wide variety of foreign laws, rules and regulations. As part of our global activities, we may engage with third-party dealers and distributors, which we do not control but which, nevertheless, take actions that could have a material adverse impact on our reputation and business. In addition, we cannot assure you that we will not be held responsible for any activities undertaken by such dealers and distributors. If we are unable to manage risks related to our expansion and growth in other parts of the world, our business, financial condition and results of operations could be materially and adversely affected.

Any disruption of the operations of our manufacturing, design, engineering and other facilities could materially and adversely affect our business, financial condition and results of operations.

We have manufacturing facilities and design and engineering centers in India, the United Kingdom, China, South Korea, Thailand, South Africa, Brazil and Indonesia. We could experience disruptions to our manufacturing, design and engineering capabilities for a variety of reasons, including, among others, extreme weather, fire, theft, system failures, natural catastrophes, mechanical or equipment failures and similar events. Any such disruptions could affect our ability to design, manufacture and sell our products and, if any of these events were to occur, there can be no assurance that we would be able to shift our design, engineering or manufacturing operations to alternate sites in a timely manner or at all, and our business, financial condition and results of operations could be materially and adversely affected.

We are exposed to operational risks, including risks in connection with our use of information technology.

Operational risk is the risk of loss resulting from inadequate or failed internal systems and processes, from either internal or external events. Such risks could stem from inadequacy or failures of controls within internal procedures, violations of internal policies by employees, disruptions or malfunctioning of information technology systems, such as computer networks and telecommunication systems, other mechanical or equipment failures, human error, natural disasters or malicious acts by third parties. Any unauthorized access to or misuse of data on our information technology systems, human errors or technological or process failures of any kind could severely disrupt our operations, including our manufacturing, design and engineering processes, and could have a material adverse effect on our reputation, financial condition and results of operations.

We may be materially and adversely affected by the divulgence of confidential information.

Although we have implemented policies and procedures to protect confidential information such as key contractual provisions, future projects, and customer records, such information may be divulged, including as a result of hacking or other threats from cyberspace. If this occurs, we could be subject to claims by affected parties, negative publicity and loss of proprietary information, all of which could have an adverse and material impact on our reputation, business, financial condition, results of operations and cash flows.

Although we have remediated the specific material weakness in our internal control over financial reporting identified as at March 31, 2015, and believe that we have established appropriate compliance procedures, there may from time to time exist deficiencies in our control systems that could materially and adversely affect the accuracy and reliability of our periodic reporting

We are required to establish and periodically assess the design and operating effectiveness of our internal control over financial reporting. As discussed in Item 15 “Controls and Procedures,” in connection with our assessment of the internal control over financial reporting for Fiscal 2015, we disclosed a material weakness in our annual report on Form 20-F for Fiscal 2015 pertaining to a deficiency in the design of internal controls relating to technical accounting of complex derivative instruments designated in hedge relationships. We believe this weakness has been appropriately remediated in Fiscal 2016. The specific remediation actions taken by management included the design and implementation of a preventive control consisting of a review at inception of all derivative instruments designated as hedge relationships by financial instrument specialists and weekly detective control to review appropriateness of hedge accounting for all complex derivative instruments by technical accounting specialists. Although we have instituted remedial measures to address the material weakness identified and continually review and evaluate our internal control systems to allow management to report on the sufficiency of our internal control over financial reporting, we cannot assure you that we will not discover additional weaknesses in our internal control over financial reporting. Any such additional weaknesses or failure to adequately remediate any existing weakness could materially and adversely affect our financial condition and results of operations, as well as our ability to accurately report our financial condition and results of operations in a timely and reliable manner.

Our insurance coverage may not be adequate to protect us against all potential losses to which we may be subject, and this may have a material adverse effect on our business, financial condition and results of operations.

While we believe that the insurance coverage that we maintain is reasonably adequate to cover all normal risks associated with the operation of our business, there can be no assurance that our insurance coverage will be sufficient, that any claim under our insurance policies will be honored fully or in a timely manner, or that our insurance premiums will not increase substantially. Accordingly, to the extent that we suffer loss or damage that is not covered by insurance or that exceeds our insurance coverage, or are required to pay higher insurance premiums, our business, financial condition and results of operations may be materially and adversely affected.

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

Indian companies, which are owned or controlled by non-resident persons, are subject to investment restrictions specified in the Consolidated FDI (Foreign Direct Investment) Policy. Under the Consolidated FDI Policy, an Indian company is considered to be “owned” by non-resident persons if more than 50% of its equity interest is beneficially owned by non-resident persons. The non-resident equity shareholding in our company may, in the near future, exceed 50%, thereby resulting in our company being considered as being “owned” by non-resident entities under the Consolidated FDI Policy. In such an event, any investment by us in existing subsidiaries, associates or joint ventures and new subsidiaries, associates or joint ventures will be considered as indirect foreign investment and shall be subject to various requirements specified under the Consolidated FDI Policy, including sectoral limits, approval requirements and pricing guidelines, as may be applicable.

Furthermore, as part of our automotive business, we supply and have in the past supplied, vehicles to Indian military and paramilitary forces and in the course of such activities have obtained an industrial license from the Department of Industrial Policy. The Consolidated FDI policy applies different foreign investment restrictions to companies based upon the sector in which they operate. While we believe we are an automobile company by virtue of the significance of our automobile operations, in the event that foreign investment regulations applicable to the defense sector (including under the Consolidated FDI Policy) are made applicable to us, we may face more stringent foreign investment restrictions and other compliance requirements compared to those applicable to us presently, which, in turn, could materially affect our business, financial condition and results of operations.

We require certain approvals or licenses in the ordinary course of business, and the failure to obtain or retain them in a timely manner, or at all, could materially and adversely affect our operations.

We require certain statutory and regulatory permits, licenses and approvals to carry out our business operations and applications for their renewal need to be made within certain time frames. For some of the approvals which may have expired, we have either made, or are in the process of making, an application for obtaining the approval or its renewal. While we have applied for renewal for such approvals, registrations and permits, we cannot assure you that we will receive them in a timely manner or at all. We can make no assurances that the approvals, licenses, registrations and permits issued to us would not be suspended or revoked in the event of non-compliance or alleged non-compliance with any terms or conditions thereof, or pursuant to any regulatory action. Furthermore, if we are unable to renew or obtain necessary permits, licenses and approvals on acceptable terms in a timely manner, or at all, our business, financial condition and results of operations could be materially and adversely affected.

Any downgrading of India’s debt rating by a domestic or international rating agency could negatively impact our business.

Any adverse revisions to India’s credit ratings for domestic and international debt by domestic or international rating agencies could adversely impact our ability to raise additional financing, as well as the interest rates and other commercial terms at which such additional financing is available. This could have a material adverse effect on our financial results, business prospects, ability to obtain financing for capital expenditures and the price of our Shares and ADSs.

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

As an automobile company, we are subject to extensive governmental regulations regarding vehicle emission levels, noise, safety and levels of pollutants generated by our production facilities. These regulations are likely to become more stringent and the resulting higher compliance costs may significantly impact our future results of operations. In particular, the United States and Europe have stringent regulations relating to vehicle emissions. The contemplated tightening of vehicle emissions regulations by the European Union will require significant costs for compliance. While we are pursuing various technologies in order to meet the required standards in the various countries in which we sell our vehicles, the costs for compliance with these required standards may be significant to our operations and may adversely impact our results of operations.

In order to comply with current and future safety and environmental norms, we may have to incur additional costs to (i) operate and maintain our production facilities, (ii) install new emissions controls or reduction technologies, (iii) purchase or otherwise obtain allowances to emit greenhouse gases, (iv) administer and manage our greenhouse gas emissions program, and (v) invest in research and development to upgrade products and manufacturing facilities. If we are unable to develop commercially viable technologies or otherwise unable to attain compliance within the time frames set by the new standards, we could face significant civil penalties or be forced to restrict product offerings significantly. For example, in the United States, manufacturers are subject to substantial civil penalties if they fail to meet federal Corporate Average Fuel Economy, or CAFE, standards. Please see Item 4.B “Information on the Company - Business Overview - Government Regulations — Environmental, fiscal and other governmental regulations around the world - Greenhouse gas/CO2/fuel economy legislation” for additional detail on these standards. These penalties are calculated at $5.50 for each tenth of a mile below the required fuel efficiency level for each vehicle sold in a model year in the U.S. market. As with many European manufacturers, since 2010, Jaguar Land Rover has paid total penalties of US$46 million for its failure to meet CAFE standards. Jaguar Land Rover could incur a substantial increase in these penalties, including as a result of announced increases in CAFE civil penalties to adjust for inflation. Moreover, safety and environmental standards may at times impose conflicting imperatives, which pose engineering challenges and would, among other things, increase our costs. While we are pursuing the development and implementation of various technologies in order to meet the required standards in the various countries in which we sell our vehicles, the costs for compliance with these required standards could be significant to our operations and may materially and adversely affect our business, financial condition and results of operations.

In addition, the Road Transport and Safety Bill (RTSB) 2015, which is subject to legislative approval by the Indian Parliament, could expose us to additional liability for vehicle recalls and for manufacturer’s liability for our vehicles. Imposition of any additional taxes and levies designed to limit the use of automobiles could significantly reduce the demand for our products, as well as our sales and net income. Changes in corporate and other taxation policies, as well as changes in export and other incentives given by various governments could also adversely affect our results of operations. For example, we benefit from excise duty exemptions for manufacturing facilities in the state of Uttarakhand and other incentives such as subsidies or loans from states where we have manufacturing operations. The Government of India had proposed a comprehensive national goods and services tax, or GST, regime that would combine taxes and levies by the central and state governments into one unified rate structure. While both the Government of India and state governments of India have publicly announced that all committed incentives will be protected following the implementation of the GST, given the limited availability of information in the public domain concerning the GST, we are unable to provide any assurance as to this or any other aspect of the tax regime following implementation of the GST. The implementation of this rationalized tax structure may be affected by any disagreement between certain state governments, which could create uncertainty. The Government of India has publicly announced its intention to implement the GST on April 1, 2017; however, we can make no assurances regarding this timeline.

Regulations in the areas of investments, taxes and levies may also have an impact on Indian securities, including our Shares and ADSs. For more information, see Item 4.B “—Business Overview—Government Regulations” of this annual report on Form 20-F.

In 2014, the antitrust regulator in China, the Bureau of Price Supervision and Anti-Monopoly of the National Development and Reform Commission, or the NDRC, launched an investigation into the pricing practices of more than 1,000 Chinese and international companies in the automotive industry, including Jaguar Land Rover and many of its competitors. The NDRC has reportedly imposed fines on certain of our international competitors as a result of anti-competitive practices pertaining to vehicle and spare-part pricing. In response to this investigation, we established a process to review our pricing in China and announced reductions in the manufacturer’s suggested retail price for the 5.0-liter V8 models, which include the Range Rover, Range Rover Sport and F-Type and the price of certain of our spare parts. Further imposition of price reductions and other actions taken in relation to our products may significantly reduce our revenues and profits generated by operations in China and have a material adverse effect on our financial condition and results of operations. Furthermore, any regulatory action taken or penalties imposed by regulatory authorities may have significant severe reputational consequences on our business as well as our profitability and prospects.

We may be affected by competition law in India and any adverse application or interpretation of the Competition Act could adversely affect our business.

The Indian Competition Act oversees practices having an appreciable adverse effect on competition, or AAEC, in a given relevant market in India. Under the Competition Act, any formal or informal arrangement, understanding or action in concert, which causes or is likely to cause an AAEC, is considered void and results in imposition of substantial penalties. Consequently, all agreements entered into by us could be within the purview of the Competition Act. Furthermore, any agreement among competitors which directly or indirectly involves determination of purchase or sale prices, limits or controls production, sharing the market by way of geographical area or number of subscribers in the relevant market or which directly or indirectly results in bid-rigging or collusive bidding is presumed to have an AAEC in the relevant market in India and is considered void. The Competition Act also prohibits abuse of a dominant position by any enterprise. We cannot predict with certainty the impact of the provisions of the Competition Act on our agreements at this stage.

On March 4, 2011, the Government of India issued and brought into force the combination regulation (merger control) provisions under the Competition Act with effect from June 1, 2011. These provisions require acquisitions of shares, voting rights, assets or control or mergers or amalgamations that cross the prescribed asset- and turnover-based thresholds to be mandatorily notified to and pre-approved by the Competition Commission of India, or CCI. Additionally, on May 11, 2011, the CCI issued the Competition Commission of India (Procedure for Transaction of Business Relating to Combinations) Regulations, 2011 (as amended), which sets out the mechanism for the implementation of the merger control regime in India.

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

We are subject to a complex and continuously changing regime of laws, rules, regulations and standards relating to accounting, corporate governance and public disclosure, including the Sarbanes-Oxley Act of 2002 and U.S. Securities and Exchange Commission, or SEC, regulations, Securities and Exchange Board of India, or SEBI, regulations, New York Stock Exchange, or NYSE, listing rules, and the Companies Act, as well as Indian stock market listing regulations. New or changed laws, rules, regulations and standards may lack specificity and are subject to varying interpretations. As an example, pursuant to the U.S. Dodd-Frank Wall Street Reform and Consumer Protection Act, which contains significant corporate governance and executive compensation-related provisions, the SEC has adopted additional rules and regulations in areas such as “say on pay”. Similarly, under applicable Indian laws, for example, remuneration packages may, in certain circumstances, require shareholders’ approval. Our management and other personnel may be required to devote a substantial amount of time to such compliance initiatives. Their application in practice may evolve over time as new guidance is provided by regulatory and governing bodies. This could result in continuing uncertainty regarding compliance matters and higher costs of compliance as a result of ongoing revisions to such governance standards. We are committed to maintaining high standards of corporate governance and public disclosure. However, our efforts to comply with evolving laws, rules, regulations and standards in this regard have resulted in, and are likely to continue to result in, increased general and administrative expenses and a diversion of management resources and time.

The Companies Act has effected significant changes to the existing Indian company law framework, which may subject us to higher compliance requirements and increase our compliance costs. The Companies Act brought into effect significant changes to the Indian company law framework, such as in the provisions related to the issue of capital (including provisions in relation to issue of securities on a private placement basis), disclosures in offering documents, corporate governance norms, accounting policies and audit matters, related party transactions, introduction of a provision allowing the initiation of class action suits in India against companies by shareholders or depositors, a restriction on investment by an Indian company through more than two layers of subsidiary investment companies (subject to certain permitted exceptions), prohibitions on loans to directors and insider trading, including restrictions on derivative transactions concerning a company’s securities by directors and key managerial personnel. We are also required to spend, in each financial year, at least 2% of our average net profits during the three immediately preceding financial years, calculated for Tata Motors Limited on a standalone basis under Indian GAAP, toward corporate social responsibility activities. Furthermore, the Companies Act imposes greater monetary and other liability on us and our directors for any non-compliance. To ensure compliance with the requirements of the Companies Act, we may need to allocate additional resources, which may increase our regulatory compliance costs and divert management’s attention. We may also face challenges in interpreting and complying with certain provisions of the Companies Act due to limited relevant jurisprudence. In the event that our interpretation of the Companies Act differs from, or contradicts with, any judicial pronouncements or clarifications issued by the Government of India in the future, we may face regulatory actions or be required to undertake remedial steps. In addition, some of the provisions of the Companies Act overlap with other existing laws and regulations (such as corporate governance provisions and insider trading regulations issued by SEBI). The SEBI recently promulgated the SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015, or the Listing Regulations, which are applicable to all Indian companies with listed securities or companies intending to list its securities on an Indian Stock Exchange, and the Listing Regulations became effective on December 1, 2015. Pursuant to the Listing Regulations, we are required to ensure that our board of directors includes at least one female director at all times, to establish and maintain a vigilance mechanism for directors and employees to report their concerns about unethical behavior, actual or suspected fraud or violation of our Code of Conduct or ethics policy under our whistleblower policy, to implement increased disclosure requirements for price sensitive information, including formulation of policies to determine materiality of disclosure events or information, formulation of policies pertaining to related party transactions including obtainment of an omnibus approval from the Audit Committee, adoption of a website content archival policy, crystallization of the criteria for determination of material subsidiaries, conduct elaborate directors familiarization programs and comprehensive disclosures thereof, and to refresh the terms of reference of certain committees in accordance with the Listing Regulations. SEBI also promulgated the SEBI (Prohibition of Insider Trading) Regulations, 2015, consequent to which we drafted and adopted the Tata Code of Conduct for Prevention of Insider trading and the Code of Corporate Disclosure Practices. We may face difficulties in complying with any such overlapping requirements. Furthermore, we cannot currently determine the impact of certain provisions of the Companies Act and the revised SEBI corporate governance norms. Any increase in our compliance requirements or in our compliance costs may have a material and adverse effect on our business, financial condition and results of operations.

Compliance with the SEC’s rules for disclosures on “conflict minerals” may be time consuming and costly, and could adversely affect our reputation.

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

Risks associated with Investments in an Indian Company

Political changes in the Government of India could delay and/or affect the further liberalization of the Indian economy and materially and adversely affect economic conditions in India, generally, and our business, in particular.

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

India has from time to time experienced social and civil unrest and hostilities, including terrorist attacks and riots and armed conflict with neighboring countries. Events of this nature in the future could influence the Indian economy and could have a material adverse effect on our business, as well as the market for securities of Indian companies, including our Shares and ADSs. In addition, any deterioration in international relations, especially between India and its neighboring countries, may result in investor concern regarding regional stability, which could adversely affect the price of our Shares or ADSs. Furthermore, India has witnessed local civil disturbances in recent years, and it is possible that future civil unrest, as well as other adverse social, economic or political events in India could have an adverse impact on our business. Such incidents could also create a greater perception that investment in Indian companies involves a higher degree of risk and could have a material adverse effect on our business, results of operations and financial condition, and the market price of our Shares and ADSs.

We may be materially and adversely affected by Reserve Bank of India policies and actions.

The Indian Stock Exchange, has and does, react to the changes in the monetary policies of Reserve Bank of India, or RBI. We can make no assurances about future market reactions to RBI announcements and their impact on the price of our Shares and ADSs. Furthermore, our business could be significantly impacted were the RBI to make major alterations to monetary or financial policy. Certain changes, such as the raising of interest rates, could negatively affect our sales and consequently our revenue, any of which could have a material adverse effect on our financial condition and results of operations.

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

Stock exchanges in India, including the Bombay Stock Exchange, or the BSE, have, in the past, experienced substantial fluctuations in the prices of their listed securities. Such fluctuations, if they continue or recur, could affect the market price and liquidity of the securities of Indian companies, including our Shares and ADSs. These problems have included temporary exchange closures, broker defaults, settlement delays and strikes by brokers. Volatility in other stock exchanges, including, but not limited to, those in China, may affect the prices of securities in India, including our Shares, which may in turn affect the price of our ADSs. In addition, the governing bodies of the stock exchanges in India have from time to time imposed restrictions on trading in certain securities, limitations on price movements and margin requirements. Furthermore, from time to time, disputes have occurred between listed companies and stock exchanges and other regulatory bodies, which in some cases may have had a negative effect on market sentiment.

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

We currently prepare annual and interim financial statements under Indian GAAP and annual financial statements under IFRS. On January 2, 2015, the Ministry of Corporate Affairs, Government of India, the MCA, announced the revised roadmap for the implementation of the Indian Accounting Standards, or Ind-AS, and on February 16, 2015, released the Companies (Indian Accounting Standards) Rules, 2015 (to be published in the Gazette of India), which came into effect on April 1, 2015 and which requires mandatory implementation by companies based on their respective net worth, and we are required to prepare annual and interim financial statements under Ind-AS.

There is not yet a significant body of established practice on which to draw informing judgments regarding the implementation and application of Ind-AS. In addition, Ind-AS differs in certain respects from IFRS, and therefore, financial statements prepared under Ind-AS may be substantially different from financial statements prepared under IFRS. There can be no assurance that our financial condition, results of operation, cash flow or changes in shareholders’ equity will not be presented differently under Ind-AS than under Indian GAAP or IFRS. As we adopted Ind-AS reporting on April 1, 2016, we may encounter difficulties in the ongoing process of implementing and enhancing our management information systems. There can be no assurance that the adoption of Ind-AS will not materially and adversely affect our financial conditions and results of operations.

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

For further details on the terms and conditions of our ADSs and the rights and obligations of our ADS holders, please see the amended and restated deposit agreement dated as at September 27, 2004 among us, Citibank, N.A., as depositary, and all holders and beneficial owners of ADSs issued thereunder, as amended and supplemented by Amendment No. 1, dated as at December 16, 2009, hereinafter referred to as the deposit agreement, which is incorporated by reference into this annual report on Form 20-F.

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

The Shares are subject to a daily circuit breaker imposed by stock exchanges in India on publicly listed companies, including us, which does not allow transactions causing volatility in the price of the Shares above a certain threshold. This circuit breaker operates independently from the index-based market-wide circuit breakers generally imposed by SEBI on Indian stock exchanges. The percentage limit on our circuit breaker is set by the stock exchanges in India based on the historical volatility in the price and trading volume of our Shares. The stock exchanges in India are not required to inform us of the percentage limit of the circuit breaker from time to time, and may change it without our knowledge. This circuit breaker effectively acts to limit the upward and downward movements in the price of our Shares. As a result of this circuit breaker, we cannot make any assurance regarding the ability of our shareholders to sell their Shares or the price at which such shareholders may be able to sell their Shares.

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

In June 2008, we acquired the Jaguar Land Rover business from Ford Motor Company. Jaguar Land Rover is a global automotive business, which designs, manufactures and sells Jaguar luxury sedans, sports cars and luxury performance SUVs and Land Rover premium all-terrain vehicles, as well as related parts, accessories and merchandise. The Jaguar Land Rover business has internationally recognized brands, a product portfolio of award-winning luxury performance cars, luxury performance SUVs and premium all-terrain vehicles, brand-specific global distribution networks and research and development capabilities. As a part of our acquisition of the Jaguar Land Rover business, we acquired three major manufacturing facilities located in Halewood, Solihull and Castle Bromwich and two advanced design and engineering facilities located at Whitley and Gaydon, all in the United Kingdom, together with national sales companies in several countries.

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

We offer a broad portfolio of automotive products, ranging from sub-1 ton to 49 ton GVW trucks (including pickup trucks) to small, medium, and large buses and coaches to passenger cars, including the world’s most affordable car—the Tata Nano, premium luxury cars and SUVs.

We have a substantial presence in India and also have global operations in connection with production and sale of Jaguar and Land Rover brand passenger vehicles. We are the largest commercial vehicle manufacturer in terms of revenue in India and among the top six passenger vehicle manufacturers in terms of units sold in India during Fiscal 2016. We estimate that over 8 million vehicles produced by us are being operated in India as of the date of this annual report on Form 20-F.

We operate six principal automotive manufacturing facilities in India: at Jamshedpur in the state of Jharkhand, at Pune in the state of Maharashtra, at Lucknow in the state of Uttar Pradesh, at Pantnagar in the state of Uttarakhand, Sanand in the state of Gujarat and at Dharwad in the state of Karnataka. We also operate four principal automotive manufacturing facilities in the United Kingdom through our Jaguar Land Rover business: at Solihull and Castle Bromwich in the West Midlands, at Halewood in Liverpool and an engine plant at Wolverhampton in the West Midlands. In Fiscal 2015, Jaguar Land Rover opened its inaugural overseas manufacturing facility in China with its joint venture partner, Chery Automobile Company Ltd., or Chery, the China Joint Venture, with the Range Rover Evoque the first model built there followed by the Land Rover Discovery Sport in the third quarter of Fiscal 2016. In June 2016, Jaguar Land Rover opened a new manufacturing plant in Itatiaia, Brazil, where it will produce the Range Rover Evoque and Discovery Sport models.

We have expanded our international operations through mergers and acquisitions and in India we have made strategic alliances involving non-Indian companies in recent years, including, but not limited to, the following:

•

We have a joint venture agreement with FCA Italy Spa (earlier called Fiat Group Automobiles S.p.A., Italy), or the Fiat Group. Together with the Fiat Group, we operate a facility located at Ranjangaon in Maharashtra to manufacture passenger cars, engines and transmissions for the Indian and overseas markets. Established in April 2008, the plant currently manufactures the Fiat Linea, Fiat Punto, Tata Indica, Tata Bolt and Tata Zest vehicles, as well as components for such vehicles, such as engines and transmissions. During May 2012, both the joint-venture partners decided to re-align their Indian joint venture. Accordingly, in March 2013, we and Fiat Group signed a restructuring framework agreement, or RFA. Under the RFA:

•

The joint arrangement shall manufacture and assemble Fiat products, Tata products and any new products (including for third parties) in accordance with the terms and conditions settled in the RFA. The current third-party orders shall continue in accordance with current terms.

•	The distribution company, owned by Fiat Group, shall be responsible for distribution of the Fiat vehicles and parts from April 1, 2013.

•

In December 2006, we entered into a joint venture agreement with Thonburi Automotive Assembly Plant Co. Ltd, or the Thonburi Group, to manufacture pickup trucks in Thailand. As at March 31, 2016, we own 95.28% of the joint venture, while the Thonburi Group owns the remaining 4.72%. The joint venture, which began vehicle production in March 2008, enabled us to access the Thailand market, which is a major market for pickup trucks, as well as other potential markets in the Association of Southeast Asian Nations, or ASEAN, region.

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

•

Jaguar Land Rover opened a manufacturing plant for the China Joint Venture in Changshu, China in October 2014 and began manufacturing the Range Rover Evoque shortly thereafter. Manufacture of the Land Rover Discovery Sport commenced in the third quarter of Fiscal 2016, and Jaguar Land Rover recently announced that the Jaguar XF L (a long wheelbase version of the Jaguar XF saloon) will be produced at the same manufacturing plant from the second half of 2016. Total investment in the joint venture is expected to be approximately RMB 10.9 billion, which is being contributed toward the establishment of the manufacturing plant, research and development center and engine production facility. Jaguar Land Rover committed to invest RMB 3.5 billion of equity capital in the China Joint Venture, representing 50% of the share capital and voting rights of the joint venture company.

•

In December 2013, Jaguar Land Rover signed an agreement to invest approximately GBP 240 million, in a production facility in Rio de Janeiro in Brazil with an annual production capacity of 24,000 units. The plant opened in June 2016 and manufactures the Evoque and Discovery Sport for the Brazilian market.

•

In July 2015, Jaguar Land Rover agreed to a manufacturing partnership with Magna Steyr, an operating unit of Magna International Inc, to build certain future Jaguar Land Rover models in Graz, Austria to support Jaguar Land Rover’s growth plans. We believe that Magna Steyr has extensive contract manufacturing expertise working with many other car manufacturers globally.

•

In December 2015, Jaguar Land Rover concluded an agreement with the Government of the Slovak Republic for the development of a new manufacturing plant in western Slovakia with the first cars expected to be produced in 2018. The new facility represents an investment of GBP 1 billion and initial annual capacity of up to 150,000 units with potential further investment of GBP 500 million to increase the capacity of the facility to 300,000 vehicles per annum.

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

Tata Technologies Limited, or TTL, our 72.32% owned subsidiary, is engaged in providing specialized engineering and design services, product lifecycle management, or PLM, and product-centric IT services to leading global manufacturers. TTL’s customers are among the world’s premier automotive, aerospace and consumer durables manufacturers. TTL had 14 subsidiary companies and one joint venture as at March 31, 2016.

TML Distribution Company Limited, or TDCL, our wholly-owned subsidiary, was incorporated on March 28, 2008. TDCL provides distribution and logistics support for distribution of our products throughout India. TDCL commenced its operations in Fiscal 2009.

Our subsidiary, Tata Motors Finance Limited, or TMFL, was incorporated on June 1, 2006, with the objective of becoming a preferred financing provider for our dealers’ customers by capturing customer spending over the vehicle life-cycle relating to vehicles sold by us. In India, TMFL is registered with the RBI as a Systemically Important Non-Deposit Taking Non-Banking Financial Company, or NBFC, and is classified as an Asset Finance Company under the RBI’s regulations on NBFCs. In Fiscal 2015, TMFL has acquired 100% shareholding of Rajasthan Leasing Private Ltd, which subsequently changed its name to Tata Motors Finance Solutions Private Ltd, an NBFC registered with the RBI. On June 4, 2015, Tata Motors Finance Solutions Private Ltd was converted into a public limited company, named Tata Motors Finance Solutions Limited or TMFSL. TMFSL will focus on the used vehicle financing business.

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

As at March 31, 2016, our operations included 77 consolidated subsidiaries, 2 joint operations, 17 joint ventures and 23 equity method affiliates, in respect of which we exercise significant influence. As at March 31, 2016, we had approximately 76,598 permanent employees, including approximately 50,029 permanent employees at our consolidated subsidiaries and joint operations.

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

B. Business Overview

We primarily operate in the automotive segment. Our automotive segment includes all activities relating to the development, design, manufacture, assembly and sale of vehicles including financing thereof, as well as sale of related parts and accessories. The acquisition of the Jaguar Land Rover business has enabled us to enter the premium car market in developed markets, such as the United Kingdom, the United States, Europe and China, as well as several emerging markets, such as Russia, Brazil and South Africa. Going forward, we expect to focus on profitable growth opportunities in our global automotive business, through new products and market expansion. Within our automotive operations we continue to focus on integration and synergy through sharing of resources, platforms, facilities for product development and manufacturing, sourcing strategy and mutual sharing of best practices.

Our business segments are (i) automotive operations and (ii) all other operations. Our automotive operations include all activities relating to development, design, manufacture, assembly and sale of vehicles including financing thereof, as well as sale of related parts and accessories. We provide financing for vehicles sold by dealers in India. The vehicle financing is intended to encourage sales of vehicles by providing financing to the dealers’ customers and as such is an integral part of our automotive business. Our automotive operations segment is further divided into Tata and other brand vehicles (including financing thereof) and Jaguar Land Rover. Tata and other brand vehicles consist of vehicles manufactured under our Tata, Daewoo and Fiat brands, and exclude vehicles manufactured under Jaguar Land Rover brands.

We produce a wide range of automotive products, including:

•

Passenger Cars: Our range of Tata-branded passenger cars include the Nano (micro), the Indica, the Bolt, the Tiago (compact) in the hatchback category the Indigo eCS, and the Zest (mid-sized) in the sedan category. We have expanded our passenger car range with several variants and fuel options designed to suit various customer preferences. Our Jaguar Land Rover operations have an established presence in the premium passenger car market under the Jaguar brand name. There are five car lines currently manufactured under the Jaguar brand name, including the F-TYPE two-seater sports coupe and convertible, the XF sedan, the XJ saloon, the XE sports saloon and the all-new luxury performance SUV, the F-PACE, which was made available for retail sale in Spring 2016.

•

Utility Vehicles: We manufacture a range of Tata brand utility vehicles, including the Sumo and the Safari, which are SUVs, the Tata Aria, a crossover, and the Venture, a multipurpose utility vehicle. We offer two variants of the Safari: the Dicor and the Storme. We also offer a variant of the Sumo, the Sumo Gold, which is an entry level UV. There are currently five car lines under the Land Rover brand in the all-terrain vehicle category: the Range Rover, Range Rover Sport, Range Rover Evoque (including the Evoque convertible which was made available for retail sale in June 2016), Land Rover Discovery and the Land Rover Discovery Sport. We ceased production of the Land Rover Defender in January 2016.

•

Light Commercial Vehicles: We manufacture a variety of light commercial vehicles, including pickup trucks and small commercial vehicles. This includes the Tata Ace, India’s first indigenously developed mini-truck, with a 0.7 ton payload with different fuel options; the Super Ace, with a 1-ton payload; the Ace Zip, with a 0.6 ton payload; the Magic and the Magic Iris, including an electric variant, both of which are passenger variants for commercial transportation developed on the Tata Ace platform; and the Winger. In addition, we introduced a new generation of Ultra LCV trucks in Fiscal 2015. We also offer the City Ride and Starbus ranges of buses.

•

Medium and Heavy Commercial Vehicles: We manufacture a variety of medium and heavy commercial vehicles, which include trucks, tractors, buses, tippers, and multi-axle vehicles, with GVWs (including payload) of between 8 tons and 49 tons. In addition, through Tata Daewoo Commercial Vehicle Co. Ltd., or TDCV, we manufacture a wide array of trucks ranging from 215 horsepower to 560 horsepower, including dump trucks, tractor-trailers, mixers and cargo vehicles. Our Prima line of trucks is aimed at our customers in India and South Korea, and we have extended the Prima line by offering Prima LX and multi-axle truck variants. We have also started exporting our Prima products to other countries, such as South Africa, other South Asian Association for Regional Cooperation countries, the Middle East and various countries in Africa. We also launched the Signa range of new M&HCV trucks in Fiscal 2016. We also offer a range of buses, which includes the Semi Deluxe Starbus Ultra Contract Bus and the new Starbus Ultra. Our range of buses is intended for a variety of uses, including as intercity coaches (with both air-conditioned and non-air-conditioned luxury variants), as school transportation and as ambulances.

Our other operations business segment includes information technology, or IT, services and machine tools and factory automation solutions.

Our Strategy

We believe that we have established a strong position in the Indian automobile industry by launching new products, investing in research and development, strengthening our financial position and expanding our manufacturing and distribution network. We have pursued a strategy of increasing our presence in the global automotive markets and enhancing our product range and capability through strategic acquisitions and alliances. Our goal is to position ourselves as a major international automotive company by offering products across various markets by combining our engineering and other strengths as well as through strategic acquisitions. Our strategy to achieve these goals consists of the following elements:

Continued focus on new product development

Our recent product launches and anticipated product launches include the following:

•	Ace Mega: The Ace Mega is a small pickup truck in the SCV segment which offers performance combined with fuel efficiency and a low cost of ownership.

•	SIGNA range of M&HCVs: The SIGNA range offers improved cab experience, connected vehicle-related functionalities and an improved driveline, as compared to prior models.

•

Ultra Electric: We launched our first fully-electric bus with zero emissions and reduced noise operations. Further, during Fiscal 2016, we increased our global presence and launched the Prima in Kenya, Uganda and Bangladesh; the Ultra bus in Sri-Lanka; the Ultra truck in Bangladesh; the Elanza bus in the United Arab Emirates; and the Ace Express and the Ace Mega in Sri-Lanka and Nepal.

•	Land Rover Discovery Sport: In the third quarter of Fiscal 2016, local production of the Discovery Sport commenced at the China Joint Venture in Changshu, China.

•	Range Rover Evoque: We launched the refreshed 2016 model of the Evoque in August 2015, and the Evoque convertible was made available for retail sale in June 2016.

•

Jaguar XE: The all new Jaguar XE was made available for retail sale in May 2015 and is currently being manufactured at the Solihull plant in the United Kingdom. The XE was the first Jaguar Land Rover vehicle to feature Jaguar Land Rover’s in-house 2.0-liter, 4-cylinder engines.

•	Jaguar XF: The all new lightweight Jaguar XF uses the same aluminum-intensive architecture as the Jaguar XE and was launched in September 2015.

•	Jaguar XJ: We launched the refreshed 2016 model year XJ in December 2015.

•

Jaguar F-PACE: We launched the Jaguar F-PACE luxury performance SUV at the Frankfurt Motor Show in 2013. The F-PACE was made available for retail sale in April 2016 and utilizes the same aluminum-intensive architecture as the Jaguar XE and XF.

•	Tata Tiago: In April 2016, we launched the Tiago, a hatchback.

Our research and development focuses on developing and acquiring the technology, core competencies and skill sets required for the timely delivery of our envisaged future product portfolio with industry-leading features across our range of commercial and passenger vehicles. For the passenger vehicle product range, our focus is on stunning design, driving pleasure and connected car technologies. For the commercial vehicle product range, our focus is on enhancing fuel-efficiency and minimizing the total cost of ownership. We continue to endeavor to adopt technologies for our product range to meet the requirements of a globally competitive market. We have also undertaken programs for development of vehicles which run on alternate fuels such as LPG, CNG, bio-diesel, electric-traction and hydrogen.

Tata Motors recently signed a contract to supply 25 Tata Starbus Diesel Series Hybrid Electric Buses with full low floor configuration to the Mumbai Metropolitan Region Development Authority, or MMRDA.

We have plans to expand the range of our product base further supported by our strong brand recognition in India, our understanding of local consumer preferences, in-house engineering capabilities and extensive distribution network. With growing competition, changing technologies and evolving customer expectations, we understand the importance of bringing new platforms to address market gaps and further enhance our existing range of vehicles to ensure customer satisfaction. Our capital expenditures totaled Rs.306,233 million, Rs.335,771 million and Rs.272,832 million during Fiscal 2016, 2015 and 2014, respectively, and we currently plan to invest approximately Rs.398 billion in Fiscal 2017 in capacity, new products and technologies.

Jaguar Land Rover has invested in enhancing its technological strengths through in-house research and development activities, including the development of its engineering and design centers which centralize Jaguar Land Rover’s capabilities in product design and engineering. Furthermore, Jaguar Land Rover participates in advanced research consortia that bring together leading manufacturers, suppliers or academic specialists in the United Kingdom and are supported by funding from the UK Government’s Technology Strategy Board.

Leveraging our capabilities

We believe that the foundation of our growth over the last five decades has been a deep understanding of economic conditions and customer needs, and the ability to translate this understanding into desirable products though research and development. In India, our Engineering Research Centre, or ERC, established in 1966, has enabled us to successfully design, develop and produce our own range of vehicles. Jaguar Land Rover’s research and development operations are built around state-of-the-art engineering facilities, extensive test tracks, testing centers, design hubs and a virtual innovation center. The Engineering Research Centre, or ERC, in India and Jaguar Land Rover engineering and development operations in the United Kingdom have identified areas to leverage the facilities and resources to enhance the product development process and achieve economies of scale. Furthermore, we have a wholly-owned subsidiary, Tata Motors European Technical Centre PLC, or TMETC, in the United Kingdom, which is engaged in automobile research and engineering.

We believe that our in-house research and development capabilities, including those of our subsidiaries Jaguar Land Rover, TDCV and Trilix in Italy, TMETC in the United Kingdom and our joint ventures with Marcopolo S.A. of Brazil in India, with Thonburi in Thailand and Tata Africa Holdings (SA) (Proprietary) Ltd. in South Africa, will enable us to expand our product range and extend our geographical reach. We continually strive to achieve synergy wherever possible with our subsidiaries and joint ventures.

We have continued modernizing our facilities to meet demand for our vehicles. Our Jamshedpur plant, which manufactures our entire range of M&HCVs, including the Prima, both for civilian and defense uses, was our first plant, set up in 1945 to manufacture steam locomotives. It led our entry into commercial vehicles in 1954. The Jamshedpur plant has been modernized over the years and in Fiscal 2015, we celebrated 60 years of truck manufacturing at our first manufacturing and engineering facility in Jamshedpur.

Our product portfolio of Tata-brand vehicles includes the Nano, Indica, Tiago, Indigo, Sumo, Sumo Grande, Safari, Safari Storme, Aria, Zest, Bolt and Venture, which enable us to compete in various passenger vehicle market categories. We also offer alternative fuel vehicles under the Nano and Indigo brands. We also intend to expand our sales reach and volumes in rural areas, where an increase in wealth has resulted in a declining difference between urban and rural automobile purchase volumes.

Jaguar Land Rover invests substantially in the development of new products in new and existing segments by introducing new powertrains and technologies including CO2 reduction and electrification that satisfy both customer preferences and regulatory requirements. Jaguar Land Rover also invests in expanding manufacturing capacity in the United Kingdom and internationally to meet customer demand. In line with other premium automotive manufacturers, Jaguar Land Rover targets a ratio of capital expenditure to revenue of 10-12%. However, in Fiscal 2017 and for some time after, we anticipate that Jaguar Land Rover will undertake higher capital spending in order to take advantage of growth opportunities. For Fiscal 2017, capital expenditure at Jaguar Land Rover is expected to be around GBP 3.75 billion (approximately Rs.358 billion), allocated approximately 43% for research and development and 57% for expenditure on tangible fixed assets, such as facilities, tools and equipment, as well as other investments.

In October 2014, Jaguar Land Rover opened its Engine Manufacturing Centre at Wolverhampton, in the West Midlands. The engine plant currently manufactures Jaguar Land Rover’s own in-house 2.0-liter diesel engine first introduced into the Jaguar XE and now available in the Jaguar XF, F-PACE, Evoque and Discovery Sport. A 2.0-liter petrol engine, in which Jaguar Land Rover plans to utilize the same configuration and flexible common architecture as the diesel variant, is scheduled for production later in Fiscal 2017. Jaguar Land Rover’s in-house engines have been engineered to maximize manufacturing efficiency, flexibility to increase the number of engine variants and to be consistently high quality. We believe that the Wolverhampton facility is ideally located between Jaguar Land Rover’s three principal UK manufacturing sites at Halewood, Castle Bromwich and Solihull. Initial investment in the Engine Manufacturing Centre was approximately GBP 500 million, and to eventually employ over 1,400 people, when expansion is completed. Jaguar Land Rover opened its new R$.750 million (GBP 240 million) manufacturing facility in Brazil in June 2016 that manufactures the Evoque and Discovery Sport for the Brazilian market. In July 2015, Jaguar Land Rover announced that it had agreed to manufacturing partnership with Magna Steyr, an operating unit of Magna International Inc, to build vehicles in Graz, Austria in the future. In December 2015, Jaguar Land Rover announced an initial investment of GBP 1.0 billion to build a manufacturing facility in Slovakia with an annual capacity of 150,000 units. Production is scheduled to commence at this facility in Fiscal 2018.

Continuing focus on high quality and enhancing customer satisfaction

One of our principal goals is to achieve international quality standards for our products and services. We have established a comprehensive purchasing and quality control system that is designed to consistently deliver quality products and superior service. We also have a program for assisting vendors from whom we purchase raw materials or components to maintain quality. Each vendor is reviewed on a quarterly basis on parameters of quality, cost and delivery and preference is given to vendors with TS 16949 certification.

Through close coordination supported by our IT systems, we monitor quality performance in the field and implement corrections on an ongoing basis to improve the performance of our products, thereby improving customer satisfaction. We believe our extensive sales and service network has also enabled us to provide quality and timely customer service. We are encouraging focused initiatives at both sales and service touch points to enhance customer experience and strive to be best in class, and we believe that the reach of our sales, service and maintenance network provides us with a significant advantage over our competitors. In India, we improved our J.D. Power Asia Pacific 2015 India Customer Service Index (CSI) Study score and we moved up from the fourth ranking last year to the third ranking in that survey. Additionally, we won several awards at the Apollo CV awards in January 2015, with the Ultra 812 winning Commercial Vehicle of the Year & LCV Carrier of the Year and our Prima LX 2523.T winning MCV Cargo Carrier of the Year. Again, at the Apollo CV Awards in 2016, we won several awards: the 36-seater Tata City Ride Skool Bus won School Bus of the Year, the Super Ace Mint won Pick-up of the Year, the Tata LPS 4923 won HCV Tractor Cargo Carrier of the Year; and the Tata MHC 2038 won Special Application CV of the Year,

Jaguar and Land Rover received over 260 awards from leading international motoring writers, magazines and opinion leaders between 2014 and early 2016, as well as numerous other awards, accolades and recognition reflecting the strength of our model line-up and our design and engineering capabilities. The following table sets out certain of these major awards received in the period from 2014 to 2015, but is not exhaustive.

Award	Model	Awarding Institution	Date
Car of the Year 2016	Jaguar XE	Car and Driver Magazine	December 2015
Luxury Compact SUV	Range Rover Evoque	Evo India	December 2015
Top 5 Import Cars of the Year: Jaguar XE	Jaguar XE	Bicauto.com	November 2015
Top 10 Cars for 2016: Jaguar XE	Jaguar XE	Auto World	November 2015
Car Awards Brazil — Best Imported Car	Jaguar XE	Car Magazine	November 2015
Green Gold Award	Range Rover	Premio Auto Europa U.I.G.A. 2016	November 2015
Middle Class Group	Jaguar XE	Autonis Design Awards	October 2015
Upper Middle Class Category	Jaguar XF	Autonis Design Awards	October 2015
Best British Car Ever	Jaguar E-TYPE	Classic & Sportscar	October 2015
Best Compact Executive	Jaguar XE	Auto Express Awards	July 2015
Queen’s Award for Enterprise in Sustainable Development	Jaguar Land Rover	Her Majesty the Queen	June 2015
Telegraph Car of the Year	Jaguar XE	Telegraph	June 2015
2015 Diesel Car Magazine Awards	Jaguar XE	Best Large Car	May 2015
2015 Fleet World Awards	Jaguar XE	Best New Car	May 2015
First place in the “Large Crossover Off-Roader” Category	Range Rover	Top-5 Auto 2015	May 2015
Large SUV TT	Range Rover	Best Cars 2015	February 2015
Best Luxury SUV	Range Rover	What Car?	January 2015
Best Car of the Year	Range Rover Sport	Car	January 2015
Small SUV	Range Rover Evoque	What Car? Car of the Year Awards	January 2015
Safety Award	Land Rover Discovery Sport	What Car?	January 2015
First in Middle Class segment	Jaguar XE	Best Cars 2015 Award	January 2015

Best Imported Car of the Year	Jaguar XJ	dayoo.com	November 2014
Best British Luxury Brand	Jaguar	Walpole British Luxury Awards	November 2014
Automotive Performance, Execution and Layout	Land Rover	J.D. Power and Associates	September 2014
Best Coupe	Jaguar F-TYPE	Auto Express New Car Awards	July 2014
Queen’s Award for Enterprise in International Trade	Jaguar Land Rover	Her Majesty the Queen	June 2014
Best Car Styling Luxury Brand	Jaguar	Kelley Blue Book	April 2014
Cabriolet of the Year	Jaguar F-TYPE	BBC Top Gear Awards	February 2014
Executive Car of the Year	Jaguar XF	Business Car Awards	January 2014

Environmental performance

Jaguar Land Rover’s strategy is to invest in products and technologies that position its products ahead of expected stricter environmental regulations and ensure that it benefits from a shift in consumer awareness of the environmental impact of the vehicles driven by customers. We also believe that Jaguar Land Rover is a leader in automotive green technology in the United Kingdom. Jaguar Land Rover’s environmental vehicle strategy focuses on new propulsion technology, weight reduction and reduction of parasitic losses through the driveline. It has developed diesel hybrid versions of the Range Rover and Range Rover Sport, without compromising these vehicles’ off-road capability or load space.

Jaguar Land Rover is a global leader in the use of aluminum and other lightweight materials to reduce vehicle weight and improve fuel and CO2 efficiency, and we believe that it is ahead of many of their competitors in the implementation of aluminum construction. For example, the Jaguar XE is the only vehicle in its class to use an aluminum intensive monocoque. Jaguar Land Rover plans to continue to build on this expertise and extend the application of aluminum construction as it develops a range of new products. The aluminum body architecture introduced on the Jaguar XE is also used in the new lightweight Jaguar XF and the new Jaguar F-PACE.

Recognizing the need to use resources responsibly, produce less waste and reduce Jaguar Land Rover’s carbon footprint, Jaguar Land Rover is also taking measures to reduce emissions, waste and the use of natural resources in all of its operations.

Jaguar Land Rover is also developing more efficient powertrains and other technologies. This includes smaller and more efficient 2.0-liter petrol engines, stop-start engines and hybrid engines. Jaguar Land Rover already produce smaller and more efficient diesel engines such as the 2.0-liter diesel engine used in its new Jaguar XE, XF, Discovery Sport, Evoque and F-PACE. The Range Rover and Range Rover Sport Diesel Hybrid, which are powered by downsized and more efficient engines and alternative powertrains, have both contributed to the improvement of their carbon footprint.

Jaguar Land Rover’s current product line-up is the most efficient it has ever been, and the launch of new models has further improved the environmental performance of its vehicles. The aluminum intensive Jaguar XE is the most fuel efficient Jaguar and the first Jaguar Land Rover vehicle to receive a UK VED Band A rating, resulting in a GBP 0/annum tax rate, and the new aluminum-intensive XF delivers improved fuel consumption and CO2 emission performance. The all-aluminum Jaguar XJ 3.0-liter V6 twin turbo diesel and the 2.0-liter turbocharged gasoline engine options in the Range Rover Evoque, the Land Rover Discovery and the Jaguar XE, XF and XJ also offer improved fuel efficiency.

The most efficient version of the latest Range Rover Evoque emits less CO2 than the prior model due to the introduction of the new 2.0-liter in-house diesel engine. The Discovery Sport has been developed to be the most versatile and capable Land Rover in its category with a range of four-cylinder turbocharged petrol and diesel engines. The new 2.0-liter in-house diesel manual engine joined the range in the first half of 2015. The 3.0-liter TDV6 Range Rover offers similar performance to the previous 4.4-liter TDV8 Range Rover, while fuel consumption and CO2 emissions have been reduced. Jaguar Land Rover’s first hybrid electric vehicles, the Range Rover and Range Rover Sport 3.0-liter SDV6 Hybrid, also offer significantly improved CO2 emission performance.

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

Expanding our international business

Our international expansion strategy involves entering new markets where we have an opportunity to grow and introducing new products to existing markets in order to grow our presence in such markets. Our international business strategy has already resulted in the growth of our international operations in select markets and chosen segments over the last five years. Based on our internal assessments, in recent years, we have grown our market share across various African and Middle East markets such as Kenya, Nigeria, Tanzania, Saudi Arabia, United Arab Emirates and Qatar in addition to maintaining our dominant market position in the South Asian markets of Bangladesh, Nepal and Sri Lanka based on data compiled by our country managers. In keeping with our strategy to enter and grow in new regions, we have focused on business in the ASEAN countries, where in the past two years we entered Indonesia, Malaysia and the Philippines, and also in Australia.

We have also expanded our range through acquisitions and joint ventures. Our acquisition of Jaguar Land Rover significantly expanded our geographical presence. Through Jaguar Land Rover, we offer products in the premium performance car and premium all-terrain vehicle categories with globally recognized brands, and we have diversified our business across markets and product categories as a result. We intend to build upon the internationally recognized brands of Jaguar Land Rover. Our joint venture with the Thonburi Group, Tata Motors (Thailand) Limited, is also focusing on increasing its geographical reach by introducing Thailand-manufactured pickup trucks in other Asian markets. Thailand-produced pickup trucks were introduced in Malaysia in the beginning of Fiscal 2015. During Fiscal 2008, we established a joint venture company to undertake manufacture and assembly operations in South Africa, which has been one of our largest export markets from India in terms of unit volume. The joint venture company, Tata Motors (SA) (Proprietary) Limited, commenced operations in July 2011. Currently, Tata Motors (SA) (Proprietary) Limited caters to the domestic South African market and, in Fiscal 2016, sold 765 chassis.

Reducing operating costs

We believe that our scale of operations provides us with a significant advantage in reducing costs and we plan to continue to sustain and enhance this cost advantage.

Our ability to leverage our technological capabilities and our manufacturing facilities among our commercial vehicle and passenger vehicle businesses enables us to reduce cost. For example, the diesel engine used in our Indica was modified to engineer a new variant for use in the Ace platform, which helped to reduce the project cost. Similarly, platform sharing for the manufacture of pickup trucks and UVs enables us to reduce capital investment that would otherwise be required, while allowing us to improve the utilization levels at our manufacturing facilities. Where appropriate for us to do so, we intend to apply our existing low-cost engineering and sourcing capability to Jaguar Land Rover vehicles.

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

We have intensified efforts to review and realign our cost structure through a number of measures such as reduction of manpower costs and rationalization of other fixed costs. Our Jaguar Land Rover business continues to focus on cost management initiatives such as streamlining its purchasing processes and building on its strong relationships with suppliers while increasing employee deployment and flexibility across its sites. In addition, our Jaguar Land Rover business continues to increase its use of its new modular aluminum architecture across vehicle platforms, which we expect will result in common technology being more widely used across products lines and a reduction in engineering complexity.

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

Expanding customer financing activities

With financing a critical factor in vehicle purchases and in light of the rising aspirations of consumers in India, we intend to expand our vehicle financing activities to enhance our vehicle sales. In addition to improving its competitiveness in customer attraction and retention, we believe that expansion of its financing business would also contribute toward moderating the impact on our financial results from the cyclical nature of vehicle sales. To spur growth in the small commercial vehicles category, we have teamed up with various public sector and cooperative banks and Grameen banks to introduce new finance schemes. TMFL has increased its reach by opening a number of limited services branches in tier 2 and 3 towns. This has reduced turnaround times and, we believe, improved customer satisfaction. TMFL’s channel finance initiative and fee-based insurance support business have also helped improve profitability.

Continuing to invest in technology and technical skills

We believe we are one of the most technologically advanced indigenous vehicle manufacturers in India. Over the years, we have enhanced our technological strengths through extensive in-house research and development activities. Further, our research and development facilities at our subsidiaries, such as TMETC, TDCV, TTL, and Trilix, together with the two advanced engineering and design centers of Jaguar Land Rover, have increased our capabilities in product design and engineering. In our Jaguar Land Rover business, we are committed to continue to invest in new technologies to develop products that meet the challenges and opportunities of the premium market, including developing sustainable technologies to improve fuel economy and reduce CO2 emissions. We consider technological leadership to be a significant factor in continued success, and therefore intend to continue to devote significant resources to upgrade our technological base.

Maintaining financial strength

Our cash flow from operating activities in Fiscal 2016 and 2015 was Rs.374,713 million and Rs.365,401 million, respectively. Our operating cash flows are primarily due to our Jaguar Land Rover business, implementation of cost reduction programs, and prudent working capital management. We have established processes for project evaluation and capital investment decisions with an objective to enhance our long-term profitability.

Leveraging brand equity

We believe customers associate the Tata name with reliability, trust and ethical value, and that our brand name is gaining significant international recognition due to the international growth strategies of various Tata companies. The Tata brand is used and its benefits are leveraged by Tata companies to their mutual advantage. We recognize the need for enhancing our brand recognition in highly competitive markets in which we compete with internationally recognized brands. We, along with Tata Sons and other Tata companies, will continue to promote the Tata brand and leverage its use in India, as well as in various international markets where we plan to increase our presence. Supported by the Tata brand, we believe our product brands such as the Indica, Indigo, Sumo, Safari, Aria, Venture, Nano, Ace, Magic and Prima, Daewoo, Jaguar, Range Rover and Land Rover are highly regarded, which we intend to continue to nurture and promote. At the same time, we will continue to build new brands, such as the newly launched SIGNA range of M&HCVs, and the Tiago, to further enhance our brand equity.

Our commercial vehicle initiative, Project Neev, provides a growth program for rural India designed to promote self-employment. Local, unemployed rural youth have been enrolled and trained to work from home as promoters of our commercial vehicles. Project Neev is currently operational in 19 states in India and has engagements in 456 districts and 3,613 sub-districts, which covers more than 470,500 villages. The rural penetration drive initiated through Project Neev has deployed an approximately 6,500 member dedicated team in towns and villages with populations of less than 50,000. Nearly 90,000 commercial vehicles have been sold since the commencement of this program, to which we attribute a 20% increase in the volume of small commercial vehicle sales. Project Neev currently completed its fifth wave of expansion, and we anticipate that it will operate in all major states across the country within the next couple of years. This program has been appreciated and recognized in various forums, such as the Rural Marketing Association of India Flame Awards for excellence in the field of rural marketing.

In light of the positive response received by “Truck World: Advanced Trucking Expo”, which was launched in Fiscal 2015, we organized six Truck World events this year—at Kolkata, Bhubaneshwar, Indore, Gandhidham, Hubli and Jaipur. This exposition showcases our offering of medium and heavy commercial vehicles, alongside our own service-related brands, such as Tata Genuine Parts, Tata Delight and Tata FleetMan. In Fiscal 2016, we introduced Program Transcend, a unique initiative to empower the next-gen entrepreneurs and also launched a driver engagement initiative called “Ek Shaam Saarthi Ke Naam”.

Another initiative through our commercial vehicles business is TATA-OK. TATA-OK seeks to promote our commercial vehicles by capturing new customer segments (such as economical and used vehicle buyers), promoting the sale of new vehicles through the exchange of used commercial vehicles at our dealerships, increasing the resale value of its commercial vehicles products, and facilitating deeper customer engagement and thereby promoting brand loyalty. TATA-OK has completed five years of operation, including a pilot year, which retailed over 23,600 transactions in Fiscal 2016 through over 460 retailers.

We offer a variety of support products and services for its customers. Tata FleetMan, our telematics and fleet management service, is designed to enable the commercial sector to boost productivity and profitability. With the goal of bringing the most advanced technology in this area to its customers, we have entered into a partnership with UK-based Microlise Limited to introduce global standards of telematics and fleet management solutions into the Indian logistics and transport industry, to enhance Tata FleetMan’s telematics systems through upgrades of the underlying technology and to develop the next generation of fleet telematics solutions for the Indian transport industry. Original equipment fitment of Tata Fleetman commenced in Fiscal 2016, and we have covered All Prima (Cargo & Tippers), LPS 3518 and LPS 4018. Tata Motors Loyalty Programs (Tata Delight and Tata Emperor) were recognized by DMA Asia ECHO™ Awards and PMAA Dragons of Asia in December 2015.

In Fiscal 2016, we launched a new initiative, TATA Zippy, which involves a promise to deliver a vehicle after repair within 48 hours or else pay a penalty to the customer. We also introduced Tata Kavach which delivers an accidental vehicle in 15 days post approval by the insurance company or else pay a penalty to the customer. Tata Alert continues to provide breakdown assistance by promising to respond to the breakdown site within four hours of notification and to return the vehicle to the road within 48 hours. This was coupled with the introduction of new services, such as the Tata on-site service and parts support through the use of container workshops. These workshops are an on-site service support system that deploy a container on-site, which houses the repair equipment, while the repairs are done in the open. In addition, we offer an on-demand annual maintenance contracts, or AMC, service, which provides customized AMC support for significant customers, such as large fleet owners.

We offer triple benefit insurance products for certain of our commercial vehicles which provide coverage for zero depreciation, loss of revenue, and replacement for total loss in case of accident. We offer a warranty of 4 years/400,000 kilometers on drivelines for its entire range of heavy trucks with 25 tons and higher GVW and extended the same to its 16T GVW truck range, effective from March 2014 onwards.

In Fiscal 2016, Tata Motors achieved a new milestone in its last mile public transport portfolio by reaching 300,000 sales of Tata Magic, its most popular public transport vehicle. We also celebrated the 10th anniversary of the Tata Ace (launched in 2005) in its “Decade of Trust” campaign throughout the country. We have been honored with the “Best Telematics Product or Launch in the Emerging Market” award for our telematics solution, based on the popular Android platform developed for the Tata Magic Iris Electric. This year, we won four prestigious awards at the Apollo CV Awards:

•	Cargo Carrier of the Year - Tata LPS 4923

•	School Bus of the Year - Tata Cityride Skool Bus

•	Special Application CV of the Year - Tata MHC 2038

•	CV Dealer of the Year - Bhandari Automotive (a Tata Motors dealership)

•	Pick-up of the Year - Super Ace Mint

In order to cultivate safe practices of school bus riders, promote our brand image and build connections with school bus riders and stakeholders, such as children, parents and school authorities, Tata Motors launched two flagship programs—Dream it to Win it and Humare Bus Ki Baat Hain. Season 2 of Humare Bus Ki Baat Hain this year covered 555 schools in 92 cities with over 26500 school staff participating. In Fiscal 2015, we launched Tata SKOOLMAN, a student and school bus safety initiative, which is a telematics-based tracking solution, as a standard accessory for Tata Ultra range of school buses. We organized a ‘School Bus Expo’ in Bangalore, in which we exhibited our entire range of school buses and vans, namely the Iris, Magic, Winger, CityRide EX, Starbus and the Starbus Ultra. We also showcased Tata Skoolman, the telematics-based tracking solution.

This year we also organized Season 3 of the Prima Truck Racing Championship Season 3, which drew in over 55,000 spectators. Entering Season 3, the highlight this year was the first race ever that involved Indian truck racing talent that was trained and nurtured in India. Tata Motors conceptualized and introduced an Indian Driver Training & Selection program called the “T1 Racer Program” to induct and train Indian truck drivers to become “racers”. This program will not only enhance driving skills, but also has an ultimate goal of creating well-rounded truck drivers.

In the passenger vehicle space, after a year of aggressive marketing campaigns for its new generation products, such as the Zest, the Bolt and GenX Nano, we signed up the star football player, Lionel Messi, as a long-term global brand ambassador to promote and endorse our passenger vehicles.

Overview of Automotive Operations

We sold 1,064,596, 997,550 and 1,020,546 units in Fiscal 2016, 2015 and 2014, respectively, consisting of 520,511 units of Tata and other brand vehicles and 544,085 units (including retail sales from the China Joint Venture) of Jaguar Land Rover vehicles in Fiscal 2016. In terms of units sold, our largest market is India where we sold 452,260 and 461,513 units during Fiscal 2016 and 2015 (constituting 42.5% and 46.3%% of total sales in Fiscal 2016 and Fiscal 2015, respectively), followed by Europe, where we sold 130,241 units and 89,722 units in Fiscal 2016 and 2015, respectively (constituting 12.2% and 9.0% of total sales in Fiscal 2016 and 2015, respectively). A geographical breakdown of our revenue is set forth in Item 5.A “—Operating Results—Geographical breakdown”.

Our total sales (including international business sales, Jaguar Land Rover sales and sales by our China Joint Venture) in Fiscal 2016, 2015 and 2014 are set forth in the table below:

Category	Year ended March 31
	2016		2015		2014
	Units	%	Units	%	Units	%
Passenger cars	212,152	19.9%	199,824	20.0%	204,075	20.0%
Utility vehicles	461,491	43.4%	420,533	42.2%	383,871	37.6%
Light Commercial Vehicles	205,531	19.3%	222,006	22.3%	296,873	29.1%
Medium and Heavy Commercial Vehicles	185,422	17.4%	155,187	15.5%	135,727	13.3%

Total	1,064,596	100.0%	997,550	100.0%	1,020,546	100.0%

Tata and other brand vehicles

The following table sets forth our total sales of Tata and other brand vehicles:

Category	Year ended March 31
	2016		2015		2014
	Units	%	Units	%	Units	%
Passenger cars	110,046	21.1%	121,741	23.2%	123,431	21.0%
Utility vehicles	19,512	3.8%	25,588	4.9%	32,626	5.5%
Light Commercial Vehicles	205,531	39.5%	222,006	42.3%	296,873	50.4%
Medium and Heavy Commercial Vehicles	185,422	35.6%	155,187	29.6%	135,727	23.1%

Total	520,511	100.0%	524,522	100.0%	588,657	100.0%

Our overall vehicle sales for Tata and other brand vehicles decreased by 0.8% to 520,511 units in Fiscal 2016 from 524,522 units in Fiscal 2015. However, revenue attributable to Tata and other brand vehicles (before inter-segment elimination) increased by 9.6% to Rs.490,344 million in Fiscal 2016, compared to Rs.447,218 million in Fiscal 2015.

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

In Fiscal 2016, the GDP of India increased by 7.6%, as compared to an increase of 7.2% in Fiscal 2015 (based on data from the Ministry of Statistics and Programme Implementation). Growth in Agriculture and Industry increased in Fiscal 2016 by 1.1%, as compared to a decline of 0.2% in Fiscal 2015, while growth in the services sector increased by 9.2% in Fiscal 2016 as compared to 10.3% in Fiscal 2015. Growth in the Index of Industrial Production, or IIP, increased by 2.4% in Fiscal 2016, as compared to 2.8% in Fiscal 2015. Significant factors influencing IIP growth in Fiscal 2016 included a 2.2% increase in the mining sector, compared to 1.4% in Fiscal 2015, which was mainly due to an increase in coal production. The manufacturing sector grew 2.0%, compared to 2.3% in Fiscal 2015, and electricity services increased by 5.6% in Fiscal 2016, as compared to 8.0% in Fiscal 2015. The consumer durables grew by 12.4% in Fiscal 2016, as compared to a decline of 12.5% in Fiscal 2015.

The Indian automotive industry witnessed growth of 8.0% in Fiscal 2016, compared to 2.4% in Fiscal 2015. Falling crude prices, lower inflation, resumption of manufacturing and mining activities, and lower interest rates in Fiscal 2016 contributed to an improvement in consumer sentiment, which in turn contributed to an increase in automobile purchases. Expectations of higher capital expenditures and revivals in the mining, quarrying and manufacturing sectors contributed to replacements of old vehicles in commercial fleets, which in turn contributed to growth in the domestic auto industry.

We sold 520,511, 524,522, and 588,657 units of Tata and other brand vehicles in Fiscal 2016, 2015 and 2014, respectively. Of the 520,511 units sold overall in Fiscal 2016, we sold 452,260 units of Tata and other brand vehicles in India, while 68,251 units were sold outside of India, compared to 461,513 units and 63,009 units, respectively, in Fiscal 2015. Our share of the Indian four wheeler automotive vehicle market, which consists of automobile vehicles other than two- and three-wheeler categories, decreased from 14.1% in Fiscal 2015 to 13.1% in Fiscal 2016. We maintained our leadership position in the commercial vehicle category in the industry, which was characterized by increased competition during the year. The passenger vehicle market also continued to be subject to intense competition. A principal reason for the decline in the volume of sales of Tata and other brand vehicles, mainly light commercial vehicles, is the potential customers’ lack of available funds. High default rates in loans alongside early delinquencies has led financiers to tighten lending norms, for example, by lowering the loan-to-value ratio on new financings, while focusing on collection of existing loans.

The following table sets forth our market share in various categories in the Indian market based on wholesale volumes:

Category	Year ended March 31
	2016	2015	2014
Passenger cars[1]	5.3%	5.9%	6.1%
Utility vehicles[2]	2.7%	3.7%	5.0%
Light commercial vehicles[3]	42.2%	47.0%	53.9%
Medium and heavy commercial vehicles	51.9%	54.4%	54.9%

Total Four-Wheel Vehicles	13.1%	14.1%	16.5%

Source: Society of Indian Automobile Manufacturers Report and our internal analysis.

[1]	Passenger Cars market share data includes sales of Fiat vehicles distributed by us and Jaguar Land Rover vehicles sold in India.
[2]	Utility Vehicles market share data includes the market share for Vans V1 category (i.e., Tata Venture) and excludes Vans V2 segment (i.e., Tata Ace Magic).
[3]	Light Commercial Vehicles market share data includes the market shares for Vans V2 category (i.e., Tata Ace Magic) in accordance with SIAM’s classification of passenger vehicles.

Passenger vehicles in India

Industry-wide sales of passenger vehicles grew by 7.6% in Fiscal 2016, compared to 5.5% in Fiscal 2015. The growth in sales volumes was reflected across both passenger vehicle categories and was primarily attributable to reduced fuel prices, improved consumer sentiment, and lower interest rates. Hatchback sales remained flat, but sedans continued to show significant growth with new launches. The utility vehicle category has also shown growth, mainly with strong performances in softroad SUVs and multi-purpose vehicles.

Notwithstanding growth in the Indian passenger vehicle sector, our passenger vehicle sales in India decreased by 12.7% to 125,477 units in Fiscal 2016 from 143,720 units in Fiscal 2015, due to fewer new-product offerings by us, compared to our competitors.

Passenger Cars

During Fiscal 2016, in the passenger car category, our sales decreased by 10.5% to 106,733 units from 119,203 units in Fiscal 2015, primarily due to fewer product offerings. Our overall market share of passenger cars in India was lower at 5.3% in Fiscal 2016, as compared to 5.9% during Fiscal 2015, primarily due to industry-wide competition and declining demand for diesel vehicles.

Utility vehicles

Our sales in the utility vehicles category decreased by 23.5% in Fiscal 2016 to 18,744 units from 24,517 units in Fiscal 2015. Our share in the overall utility vehicles category has declined mainly due to a lack of presence in the growing compact SUV and softroader categories, resulting in our overall market share of utility vehicles in India decreasing to 2.7% in Fiscal 2016 from 3.7% during Fiscal 2015.

Commercial vehicles in India

Sales of commercial vehicles in India increased by 9.6% in Fiscal 2016, compared to a decrease of 8.4% in Fiscal 2015. However, in Fiscal 2016, we recorded commercial vehicle sales of 326,783 units, as compared to 317,793 units in Fiscal 2015, registering an increase of 2.8%, as compared to a decrease of 15.9%.

M&HCVs

Industry-wide sales in the M&HCV category increased by 30.3% in Fiscal 2016, as compared to 15.9% in Fiscal 2015. Pending fleet replacements, a recent trend in gradual improvement in operating environment for fleet operators due to relatively higher freight rates, a correction in diesel prices, some improvement in cargo availability, market expectations of an increase in investments in infrastructure, as well as manufacturing space, and a renewal of mining and construction activities have contributed to the increase in M&HCV sales in Fiscal 2016.

In Fiscal 2016, our sales in the M&HCV category increased by 24.3% to 157,120 units in Fiscal 2016 from 126,368 units in Fiscal 2015, primarily due to an industry-wide increase in M&HCV sales.

Our overall market share of M&HCV sales in India decreased to 51.9% in Fiscal 2016 from 54.4% in Fiscal 2015, primarily due to increased competition.

LCVs

The increase in sales in the M&HCV category was marginally offset by a decrease of sales in the LCV category by 2.1% to 401,908 units in Fiscal 2016 from 410,528 units in Fiscal 2015. Demand in the light commercial vehicles category was affected primarily by lower freight transportation needs due to high-capacity additions to fleets over recent years, financing defaults and tightened lending norms, all of which continue to impede the recovery in sales of small commercial vehicles.

Our sales in the LCV category declined by 11.4% to 169,663 units in Fiscal 2016 from 191,425 units in Fiscal 2015 due to the factors affecting the LCV market industry wide. Our overall market share of LCV sales in India decreased to 42.2% in Fiscal 2016 from 46.6% during Fiscal 2015.

Tata and other brand vehicles—Exports

International business has consistently expanded and has been ongoing since 1961. We have a global presence in more than 45 countries, including the South Asian Association for Regional Cooperation, South Africa, Africa, Middle East, Southeast Asia and Ukraine. We market a range of products including M&HCV trucks, LCV trucks, buses, pickups and small commercial vehicles. Our international business has also been bolstered by the entry into the ASEAN region, including Indonesia, Malaysia, Philippines, as well as with the introduction of our new range of world-class products, the Prima and the Ultra, in various markets during Fiscal 2016, which we anticipate offering in additional markets in Fiscal 2017.

Our overall sales in international markets increased by 8.3% to 68,251 units in Fiscal 2016 from 63,009 units in Fiscal 2015. Our exports of vehicles manufactured in India increased by 16.1% in Fiscal 2016 to 55,698 units from 47,961 units in Fiscal 2015. The improvement of the geopolitical situation in the South Asian Association for Regional Cooperation region has contributed to an increase in investment in capital goods, which has helped us to improve volumes in this region generally, and particularly in Bangladesh. In addition, the launch of new models in the Middle East and Africa region, along with the opening up of new markets in this region, contributed to an increase in international sales volumes. Our top five export destinations for vehicles manufactured in India, that is, Bangladesh, Sri Lanka, Nepal, South Africa and Indonesia, accounted for approximately 79% and 93% of the exports of commercial vehicles and passenger vehicles, respectively. We intend to strengthen our position in the geographic areas we are currently operating in and explore possibilities of entering new markets with similar market characteristics to the Indian market.

TDCV, our subsidiary company engaged in the design, development and manufacturing of M&HCVs, witnessed a decline in the overall sales by 22.1% to 9,067 units in Fiscal 2016 from 11,640 units in Fiscal 2015. In the South Korean market, TDCV’s sales have increased by 3.4% from 6,808 units in Fiscal 2015 to 7,036 units in Fiscal 2016, primarily due to newly introduced Euro 6 models. However, the export market scenario was very challenging. Factors, such as low oil prices, local currency depreciation against the U.S. dollar, new statutory regulations to reduce imports, the slowdown in Chinese economy impacting commodity exporting countries, and increased dealer inventory adversely impacted TDCV’s exports in major markets, such as Algeria, Russia, Vietnam, South Africa, and Gulf Cooperation Countries. In Fiscal 2016, TDCV exported 2,031 units, lower by 58.0%, as compared to 4,832 units in Fiscal 2015.

Tata and other brand vehicles—Sales and Distribution

Our sales and distribution network in India as at March 2016 comprised approximately 3,887 contact points for sales and service for our passenger and commercial vehicle business. Our subsidiary, TML Distribution Company Limited, or TDCL, acts as a dedicated distribution and logistics management company to support the sales and distribution operations of our vehicles in India. We believe this has improved the efficiency of our selling and distribution operations and processes. We use a network of service centers on highways and a toll-free customer assistance center to provide 24-hour on-road maintenance, including replacement of parts, to vehicle owners.

TDCL provides distribution and logistics support for vehicles manufactured at our facilities and has set up stocking points at some of our plants and at different places throughout India. TDCL helps us improve planning, inventory management, transport management and timing of delivery. We have completed the initial rollout of a new customer relations management system, or CRM, at all of our dealerships and offices across the country, which supports users both at our company and among our distributors in India and abroad.

We market our commercial and passenger vehicles in several countries in Africa, the Middle East, South East Asia, South Asia, Australia, Russia and the Commonwealth of Independent States countries. We have a network of distributors in all such countries, where we export our vehicles. Such distributors have created a network of dealers and branch offices and facilities for sales and after-sales servicing of our products in their respective markets. We have also stationed overseas resident sales and service representatives in various countries to oversee our operations in the respective territories.

Tata and other brand vehicles—Competition

We face competition from various domestic and foreign automotive manufacturers in the Indian automotive market. Improving infrastructure and robust growth prospects compared to other mature markets have attracted a number of international companies to India who have either formed joint ventures with local partners or have established independently owned operations in India. Global competitors bring with them decades of international experience, global scale, advanced technology and significant financial resources, and as a result, competition is likely to further intensify in the future. We have designed our products to suit the requirements of the Indian market based on specific customer needs, such as safety, driving comfort, fuel efficiency and durability. We believe that our vehicles are suited to the general conditions of Indian roads and the local climate. The vehicles have also been designed to comply with applicable environmental regulations currently in effect. We also offer a wide range of optional configurations to meet the specific needs of our customers. We intend to develop and are developing products to strengthen our product portfolio in order to meet the increasing customer expectation of owning world-class products.

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

Tata and other brand vehicles—Vehicle Financing

Through our vehicle financing division and a subsidiary, TMFL, we also provide financing services to purchasers of our vehicles through our independent dealers, who act as our agents, and through our branch network. The vehicle financing is intended to encourage sales of vehicles by providing financing to the dealers’ customers and as such is an integral part of the automotive business.

TMFL disbursed Rs.89,850 million and Rs.73,156 million in vehicle financing during Fiscal 2016 and 2015, respectively. During Fiscal 2016 and 2015, approximately 23% and 24%, respectively, of our vehicle unit sales in India were made by the dealers through financing arrangements where our captive vehicle financing divisions provided the support. Total vehicle finance receivables outstanding as at March 31, 2016 and 2015 amounted to Rs.163,370 million and Rs.158,016 million, respectively. As at March 31, 2016 and 2015, our customer finance receivable portfolio comprised 584,101 and 687,580 contracts, respectively. We follow specified internal procedures, including quantitative guidelines, for selection of our finance customers and assist in managing default and repayment risk in our portfolio. We originate all of the contracts through our authorized dealers and direct marketing agents with whom we have agreements. All our marketing, sales and collection activities are undertaken through dealers or by TMFL.

We securitize or sell our finance receivables on the basis of the evaluation of market conditions and funding requirements. The constitution of these pools is based on criteria that are decided by credit rating agencies and/or based on the advice that we receive regarding the marketability of a pool. We undertake these securitizations of our receivables due from purchasers by means of private placement.

We act as collection agent on behalf of the investors, representatives, special purpose vehicles or banks, in whose favor the receivables have been assigned, for the purpose of collecting receivables from the purchasers on the terms and conditions contained in the applicable deeds of securitization, in respect of which pass-through certificates are issued to investors in case of special purpose vehicles, or SPVs. We also secure the payments to be made by the purchasers of amounts constituting the receivables under the loan agreements to the extent specified by rating agencies by any one or all of the following methods:

•	furnishing collateral to the investors, in respect of the obligations of the purchasers and the undertakings to be provided by us;

•

furnishing, in favor of the investors, 14.50% of the gross receivables as cash collateral, for securitizations done through Fiscal 2014, either by way of a fixed deposit or bank guarantee to secure the obligations of the purchasers and our obligations as the collection agent, based on the quality of receivables and rating assigned to the individual pool of receivables by the rating agency(ies); and

•	by way of over-collateralization or by investing in subordinate pass-through certificates to secure the obligations of the purchasers.

For further details, see Note 35(b) to our consolidated financial statements included elsewhere in this annual report on Form 20-F.

Jaguar Land Rover

In Fiscal 2016, Jaguar Land Rover’s wholesale volumes were 544,085 units (including wholesales from our China Joint Venture), up 15.0%, compared to Fiscal 2015, primarily driven by the success of the new Land Rover Discovery Sport and Jaguar XE. Jaguar wholesale volume in Fiscal 2016 was 102,106 units (up 33.5%), and Land Rover wholesale volume was 441,979 (up 12.2%). Wholesales of Jaguar’s all-new luxury performance SUV, the F-PACE, also commenced in the fourth quarter of Fiscal 2016, and we expect sales to ramp up given the positive reception in the market and a strong order book. Wholesale volume continued to grow year-on-year in the United Kingdom (up 26.2%), North America (up 37.7%) and Europe (up 45.2%) and in other overseas markets (up 0.9%). Wholesale volumes in China decreased by 17.3% in Fiscal 2016, compared to Fiscal 2015, as softer economic conditions in China, as well as the timing of new product launches, adversely impacted volumes during the year. However, sales in China improved during the last quarter of Fiscal 2016, up 28.3%, primarily driven by the continued success of new models, such as the Discovery Sport, now produced at the China Joint Venture, and the imported Jaguar XE, while wholesale volumes of more established models such as the F-TYPE, Range Rover and Range Rover Sport also grew in the fourth quarter of Fiscal 2016, compared to the same quarter last year.

Our total wholesale (including wholesale units sold from the China Joint Venture) volume for Jaguar Land Rover in Fiscal 2016, 2015 and 2014 are set forth in the table below:

	Fiscal 2016		Fiscal 2015		Fiscal 2014
	Units	%	Units	%	Units	%
Jaguar	102,106	18.8%	78,083	16.5%	80,644	18.7%
Land Rover	441,979	81.2%	394,945	83.5%	351,245	81.3%
Total	544,085	100.0%	473,028	100.0%	431,889	100.0%

The strengths of the Jaguar Land Rover business include its internationally recognized brands, strong product portfolio of award-winning luxury performance cars, luxury performance SUVs and premium all-terrain vehicles and a global distribution network, strong research and development capabilities and a strong management team.

Retail volumes (including retail sales from the China Joint Venture) in Fiscal 2016 increased by 12.8% to 521,571 units from 462,209 units in Fiscal 2015 primarily driven by strong sales of the Jaguar XE and Land Rover Discovery Sport, as well as solid performance by the iconic land Rover Defender in its run-out year. Retail volumes of more established models, such as the Land Rover Discovery, Range Rover and Range Rover Sport, also grew year-on-year, while the sales of the more mature Jaguar XF and XJ were softer, impacted by the launch of the new lightweight XF and refreshed 2016 Model Year XJ in September 2015 and December 2015 respectively. Retail sales of the Range Rover Evoque were down 11% in Fiscal 2016, compared to Fiscal 2015 due to the transition of localized production to the China Joint Venture, as well as a general slowdown in the Chinese economy. However, total retail sales of the Evoque strengthened in the final quarter (up 6%) as sales of the model increased in China, Europe and the United Kingdom year-on-year. By brand, Jaguar retail volumes increased by 22.8% to 94,449 units in Fiscal 2016 compared to 76,930 units in Fiscal 2015, while Land Rover retail volumes increased by 10.9% to 427,122 units in Fiscal 2016 from 385,279 units in Fiscal 2015.

United Kingdom

Industry vehicle sales rose by 5.1% in Fiscal 2016 in the United Kingdom, compared to Fiscal 2015, as economic growth, inflation and interest rates remained low and labor market conditions continued to stabilize. Jaguar Land Rover retail volumes increased by 23.8% to 107,371 units in Fiscal 2016 from 86,750 units in Fiscal 2015, with a strong sales performance from Jaguar, up 54.7% in Fiscal 2016, which was driven by sales of the new Jaguar XE and the XFJ. Land Rover retail volumes increased by 15.7%, as all models experienced an increase in volumes, most notably the Land Rover Discovery Sport, Range Rover and Range Rover Sport.

North America

Economic performance in North America (the United States and Canada) generally continued to strengthen over the year, as unemployment continued to fall, lower inflation driven by lower energy prices increased disposable incomes, and consumer confidence continued to grow, despite the rise in interest rates in the United States, contributing to an industry-wide increase in passenger car sales of 3.1% in the United States in Fiscal 2016 compared to Fiscal 2015. Jaguar Land Rover retail volumes in North America increased by 27.1% to 99,606 units in Fiscal 2016 from 78,372 units in Fiscal 2015, with a 35.1% increase in Land Rover retail volumes, primarily driven by the Land Rover Discovery Sport, Land Rover Discovery and Range Rover. Retail sales of the Range Rover Sport and Range Rover Evoque also grew, albeit more moderately, in Fiscal 2016. Jaguar retail volumes in North America decreased by 2.0% as the impact of the discontinued XK and softer XJ sales were only partially offset by increased sales volumes of the XF and F-TYPE. The Jaguar XE and F-PACE have recently been launched in North America and both went on general retail sale in May 2016.

Europe

Passenger car sales increased by 8.1% industry-wide in Europe, as the impact of quantitative easing and other policy action supported low but steady growth, despite the impact of terrorist attacks during the year. Jaguar Land Rover volumes in Europe increased by 42.0% to 124,734 units in Fiscal 2016 from 87,863 units in Fiscal 2015, with sales particularly strong in Germany, Italy, France and Spain. Land Rover volumes increased by 32.7% in Fiscal 2016, primarily driven by strong sales of the Discovery Sport, Range Rover and Range Rover Sport, as well as the Defender. Retail sales of the Evoque also grew modestly in Fiscal 2016 compared to Fiscal 2015. Jaguar volumes increased by 116.5% in Fiscal 2016, as sales of the new XE more than doubled Jaguar volumes in Europe, partially offset by softer sales of the XF and XJ due to the transition to the new XF and refreshed XJ in the second half of the year.

China

Passenger car sales in China increased by 6.7% in Fiscal 2016, while Jaguar Land Rover retail volumes (including sales from the China Joint Venture) decreased by 16.4% to 96,912 units in Fiscal 2016 from 115,969 units in Fiscal 2015, as softer economic conditions in China, as well as the timing of new product launches, adversely impacted volumes in the first nine months of the year. Retail sales of Land Rover decreased by 14.8% in Fiscal 2016, primarily driven by softer sales of the Evoque, Range Rover and Discovery, while Jaguar retail sales decreased by 23.9%, primarily driven by softer sales of the XF and XJ impacted by the transition to sales of the new XF and refreshed XJ, which were only introduced in December 2015 and February 2016, respectively. However sales in China improved during the last quarter of Fiscal 2016, up 18.9%, primarily driven by the continued success of new models such as the Discovery Sport, now produced at the China Joint Venture, and the imported Jaguar XE.

Overseas markets

Jaguar Land Rover’s retail volumes in the overseas markets declined slightly by 0.3% to 92,948 units in Fiscal 2016 from 93,255 units in Fiscal 2015, with Land Rover volumes down 2.4% to 79,218 units in Fiscal 2016, compared to 81,174 units in Fiscal 2015, as strong sales of the Discovery Sport and modest growth in Range Rover volumes were offset by softer sales of all other products. Jaguar volume grew to 13,730 units, up 13.6% from 12,081 units in Fiscal 2015, driven by the introduction of the XE and partially offset by softer sales of all other Jaguar products. Year-on-year growth in Australia (up 31%), Japan (up 20%), South Korea (up 43%) and South Africa (up 12%) were offset by softer sales in Russia (down 42%) and other importer markets in Latin America and Sub-Saharan Africa.

We sold 2,844 units of Jaguar Land Rover vehicles in India through our exclusive dealerships in Fiscal 2016, marginally decreased by 1.0% compared to the 2,873 units sold in Fiscal 2015, supported by the manufacture of the Jaguar XE, XF, XJ, Range Rover Evoque and Land Rover Discovery Sport in India (vehicles assembled and sold in India are not subject to certain import duties). We expect that the continued efforts toward dealership network expansion and local manufacturing of Jaguar Land Rover products will enable us to further penetrate the premium/luxury automotive passenger car market in India.

Jaguar Land Rover—Sales & Distribution

As at March 31, 2016, we distributed our vehicles in approximately 123 markets across the world for Jaguar and approximately 153 markets across the world for Land Rover. Sales locations for our vehicles are operated as independent franchises. We are represented in our key markets through NSCs, as well as third-party importers. Jaguar and Land Rover have regional offices in certain select countries that manage customer relationships and vehicle supplies and provide marketing and sales support to their regional importer markets. The remaining importer markets are managed from the United Kingdom.

Our products are sold through a variety of sales channels: through our dealerships for retail sales and for sale to fleet customers, including daily rental car companies, commercial fleet customers, leasing companies, and governments. We do not depend on a single customer or small group of customers to the extent that the loss of such a customer or group of customers would have a material adverse effect on our business.

As at March 31, 2016, our global sales and distribution network comprised 20 NSCs, 74 importers, 33 export partners and 2,720 franchise sales dealers, of which 1,026 are joint Jaguar and Land Rover dealers.

Jaguar Land Rover—Competition

Jaguar Land Rover operates in a globally competitive environment and faces competition from established premium and other vehicle manufacturers who aspire to move into the premium performance car and premium SUV markets, some of which are much larger than Jaguar Land Rover. Jaguar vehicles compete primarily against other European brands, such as Audi, BMW, Porsche and Mercedes Benz. Land Rover and Range Rover vehicles compete largely against SUVs from companies, such as Audi, BMW, Infiniti, Lexus, Mercedes Benz, Porsche, Volvo and Volkswagen. The Land Rover Defender competed with vehicles manufactured by companies, such as Isuzu, Nissan and Toyota.

Jaguar Land Rover—Seasonality

Jaguar Land Rover volumes are impacted by the biannual change in age-related registration plates of vehicles in the United Kingdom, where new age-related plate registrations take effect in March and September. This has an impact on the resale value of the vehicles because sales are clustered around the time of the year when the vehicle registration number change occurs. Seasonality in most other markets is driven by introduction of new model year vehicles and derivatives. Furthermore, Western European markets tend to be impacted by summer and winter holidays, and the Chinese market tends to be affected by the Lunar New Year holiday in either January or February, the PRC National Day holiday and the Golden Week holiday in October. The resulting sales profile influences operating results on a quarter-to-quarter basis.

Other Operations

In addition to our automotive operations, we are also involved in other business activities, including information technology services. Net revenues, before inter-segment elimination, from these activities totaled Rs.29,116 million, Rs.27,152 million and Rs.24,989 million in Fiscal 2016, 2015 and 2014, respectively, representing nearly 1.1%, 1.0% and 1.1% of our total revenues before inter-segment elimination in the corresponding Fiscal periods.

Information Technology Services

As at March 31, 2016, we owned a 72.32% equity interest in our subsidiary, TTL. TTL, founded in 1994 and a part of Tata Motors Group, provides product development IT services solutions for PLM and Enterprise Resource Management, or ERM, to automotive, aerospace and consumer durables manufacturers and their suppliers. TTL’s services include product design, analysis and production engineering, knowledge-based engineering, PLM, ERM and CRM systems. TTL also distributes, implements and supports PLM products from leading solution providers in the world, such as Dassault Systems and Autodesk.

TTL has its international headquarters in Singapore, with regional headquarters in the United States, India and the United Kingdom. In Fiscal 2014, TTL acquired Cambric Corporation, an engineering services organization, to achieve greater domain expertise and presence in the industrial equipment sector. TTL has a combined global workforce of around 8,087 professionals serving clients worldwide from facilities in the North America, Europe, and Asia Pacific regions. TTL responds to customers’ needs through its subsidiary companies and through its offshore development centers in India, Thailand and Romania. TTL had 14 functional subsidiary companies and one joint venture as at March 31, 2016.

The consolidated revenues of TTL increased by 2.7% in Fiscal 2016 to Rs.26,871 million (including sales to Tata Motors Limited and its consolidated subsidiaries) from Rs.26,170 million in Fiscal 2015, due to operations in the automotive and aerospace markets. TTL recorded profit after tax of Rs.3,791 million in Fiscal 2016, reflecting an increase of 13.2% over Rs.3,349 million in Fiscal 2015.

Research and Development

Over the years, we have devoted significant resources toward our research and development activities. Our research and product development costs in Fiscal 2016, 2015 and 2014 were Rs.34,688 million, Rs.28,515 million and Rs.25,651 million, respectively. Our research and development activities focus on product development, environmental technologies and vehicle safety. In India, our ERC, established in 1966, is one of the few in-house automotive research and development centers in India recognized by the Government of India. The ERC is integrated with all of the Tata Motors Global Automotive Product Design and Development Centers in South Korea, Italy and the United Kingdom.

Our main focus is on specific areas of research and development and engineering by which we can strengthen our HorizoNext Philosophy, a three-horizon strategy as detailed below. For passenger cars, the main focus areas are in the domains of creating stunning design, a pleasurable driving experience and connectivity. Therefore, the research and development portfolio is aligned toward developing technologies, core competence and skill sets in these specific domains to ensure impactful and timely delivery of the envisaged future products with leading product attributes. For commercial vehicles, in addition to design, the main focus areas are reducing the total cost of ownership, being a market leader in fuel efficiency and delivering high performance and reliable products.

We use a three-horizon strategy for managing our engineering and technology initiatives. The first-horizon involves products that we are currently working on to bring to the market. The second-horizon involves researching known technologies that Tata Motors may not be entirely familiar with at the present time but are needed for future products. Finally, the third-horizon is for “blue sky” research projects and projects aimed at fostering a culture of innovation in our company. Besides its own global network spanning across India, the United Kingdom and Italy, Tata Motors also has relationships with various universities based outside of India, including the University of Warwick in the United Kingdom and also institutions in the United States. The main endeavor, which Tata Motors has is to continuously search for innovative projects in the second and third horizons to integrate promising projects into the main stream projects in the first-horizon.

We have constantly adopted new technologies and practices in the digital product development domain to improve the product development process. This has led to better front loading of product creation, validation and testing, which results in greater likelihood of timely delivery and ensuring that new products are properly developed from the beginning. Niche integration tools, systems and processes continue to be enhanced in the areas of CAx, knowledge based engineering, or KBE, product lifecycle management, or PLM and manufacturing planning management, or MPM, for more efficient end-to-end delivery of the product development process. In terms of physical assets used for product validation and testing, Tata Motors has state-of-the-art facilities, such as Crash Lab, which is a facility where crash tests are performed, engine development and testing facilities, prototype shop and noise, vibration and harshness refinement facilities. These facilities are used extensively to physically validate the new products in a robust manner before they enter the market.

We plan to continue our endeavor in the research and development space to develop technologies, skill sets and competencies that will help us meet future product portfolio requirements. One of the main future initiatives in this direction would be a platform approach of creating bills of material and bills of process that have a high degree of commonality to reduce complexity and enhance ability to the scale. Also, Tata Motors aims for timely and successful conclusion of technology projects so that the technology products begin induction into mainstream products, which will lead to a promising future product portfolio.

Jaguar Land Rover’s research and development operations are built around state-of-the-art engineering facilities, extensive test tracks, testing centers, design hubs and a virtual innovation center. The ERC in India and Jaguar Land Rover’s engineering and development operations in the United Kingdom have identified areas in which to leverage the facilities and resources to enhance the product development process and to achieve economies of scale.

Jaguar Land Rover’s two design and development centers are equipped with computer-aided design, manufacturing and engineering tools configured to support an ambitious product development cycle plan. In recent years, Jaguar Land Rover has refreshed the entire Jaguar range under a unified concept and design language and has continued to enhance the design of Land Rover’s range of all-terrain vehicles. The majority of Jaguar Land Rover’s products are designed and engineered in the United Kingdom, and Jaguar Land Rover endeavors to implement the best technologies into its product range to meet the requirements of a globally competitive market and to comply with regulatory requirements. Jaguar Land Rover currently offers hybrid technology on some of its models, such as diesel variants of the Range Rover and Range Rover Sport, and conducts research and development related to the further application of alternative fuels and technologies, including electrification, to further improve the environmental performance of its vehicles, including the reduction of CO2 emissions.

Jaguar Land Rover endeavors to apply the best technologies for its product range to meet the requirements of a globally competitive market, and all of our vehicles and engines are compliant with the prevalent regulatory norms in the respective countries in which they are sold.

Intellectual Property

We create, own, and maintain a wide array of intellectual property assets throughout the world that are among our most valuable assets. Our intellectual property assets include patents, trademarks, copyrights, designs, trade secrets and other intellectual property rights. We proactively and aggressively seek to protect our intellectual property in India and other countries.

We own a number of patents and have applied for new patents which are pending for grant in India, as well as in other countries. We have also filed a number of patent applications outside India under the Patent Cooperation Treaty, which we expect will be effective in other countries going forward. We also obtain new patents as part of our ongoing research and development activities.

We own registrations for a number of trademarks and have pending applications for registration of these in India, as well as in other countries. The registrations mainly include trademarks for our vehicle models and other promotional initiatives. We use the Tata brand, which has been licensed to us by Tata Sons. We believe that establishment of the Tata word mark and logo mark in India and around the world is material to our operations. As part of our acquisition of TDCV, we have rights to the perpetual and exclusive use of the Daewoo brand and trademarks in South Korea and overseas markets for the product range of TDCV.

As part of the acquisition of our Jaguar Land Rover business, ownership (or co-ownership, as applicable) of core intellectual property associated with Jaguar Land Rover was transferred to us; however, such intellectual property is still ultimately owned by Jaguar Land Rover entities. Additionally, perpetual royalty-free licenses to use other essential intellectual property from the third parties have been granted to us for use in Jaguar and Land Rover vehicles. Jaguar Land Rover owns registered designs to protect the design of its vehicles in several countries.

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

Our sourcing department in India has two divisions, namely, purchasing and supplier quality, or P&SQ, and supply chain management. P&SQ includes purchase program management, or PPM. The reorganization was done with a view to establish and define responsibility and accountability in the sourcing department. Purchasing oversees the commercial aspects of product sourcing. Our supplier quality department is primarily responsible for development of new components and maintaining the quality of supplies that we purchase. Our supply chain department oversees the logistics of the supply and delivery of parts from our suppliers, while PPM oversees execution of new projects.

As part of our strategy to become a value for money vehicle manufacturer, we have undertaken various initiatives to reduce our fixed and variable costs. In India we started an e-sourcing initiative in 2002, pursuant to which we procure some supplies through reverse auctions. We also use external agencies as third-party logistic providers. This has resulted in space and cost savings. Our initiatives to leverage information technology in supply chain activities have resulted in improved efficiency through real time information exchange and processing with our suppliers.

We have an established supplier quality sixteen step process in order to ensure quality of outsourced components. We formalized the component development process using Automotive Industry Action Group guidelines. We also have a program for assisting suppliers from whom we purchase raw materials or components to maintain quality. Preference is given to suppliers with TS 16949 certification. We also maintain a stringent quality assurance program that includes random testing of production samples, frequent re-calibration of production equipment and analysis of post-production vehicle performance, as well as an ongoing dialogue with supplier partners to eliminate production defects.

We are also exploring opportunities for increasing the global sourcing of parts and components from low cost countries, and have in place a supplier management program that includes supplier base upgradation, supplier quality improvement and supplier satisfaction surveys. We have begun to include our supply chain in our initiatives on social accountability and environment management activities, including supply chain carbon footprint measurement and knowledge sharing on various environmental aspects.

The principal materials and components required for use in our Jaguar Land Rover vehicles are steel and aluminum sheets, aluminum castings and extrusions, iron and steel castings and forgings, and items such as alloy wheels, tires, fuel injection systems, batteries, electrical wiring systems, electronic information systems and displays, leather-trimmed interior systems such as seats, cockpits and doors, plastic finishers and plastic functional parts, glass and consumables, such as paints, oils, thinner, welding consumables, chemicals, adhesives, sealants and fuels. Jaguar Land Rover also requires certain highly functional components, such as axles, engines and gear boxes for its vehicles, which are mainly manufactured by strategic suppliers. We have long-term purchase agreements for critical components, such as transmissions, with ZF Friedrichshafen AG and for engines with Ford. The components and raw materials in Jaguar Land Rover cars include steel, aluminum, copper, platinum and other commodities. Jaguar Land Rover has established contracts with certain commodity suppliers, such as Novelis, to cover its own and its suppliers’ requirements to mitigate the effect of high volatility. Special initiatives are also undertaken to reduce material consumption through value engineering and value analysis techniques.

Jaguar Land Rover works with a range of strategic suppliers to meet their requirements for parts and components, and we endeavor to work closely with our suppliers to form short- and medium-term plans for our business. We have established quality control programs to ensure that externally purchased raw materials and components are monitored and meet our quality standards. Jaguar Land Rover also outsources many of the manufacturing processes and activities to various suppliers. Where this is the case, Jaguar Land Rover provides training to the outside suppliers who design and manufacture the required tooling and fixtures. Such programs include site engineers who regularly interface with suppliers and carry out visits to supplier sites to ensure that relevant quality standards are being met. Site engineers are also supported by persons in other functions, such as program engineers who interface with new model teams as well as resident engineers located at Jaguar Land Rover plants, who provide the link between the site engineers and the plants. Jaguar Land Rover has in the past worked, and is expected to continue to work, with its suppliers to optimize their procurements, including the sourcing of certain raw materials and component requirements from low-cost countries.

Although Jaguar Land Rover has commenced the production of its own in-house 2.0-liter, four-cylinder engines (first installed in the Jaguar XE, which went on retail sale in May 2015), at present we continue to source a large proportion of our engines from Ford. Separately, the supply of engines sourced through the Ford-PSA joint venture ceased in October 2015.

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

Ford has been and continues to be a major supplier of parts and services to Jaguar Land Rover. In connection with our acquisition of Jaguar Land Rover in June 2008, long-term agreements were entered into with Ford for technology sharing and joint development providing technical support across a range of technologies focused mainly around power train engineering so that we may continue to operate according to the existing business plan. This includes an EuCD platform, a shared platform consisting of shared technologies, common paths and systems. The EuCD platform is owned by Ford and is shared among Land Rover, Ford and Volvo cars.

Supply agreements aligned to the business cycle plan were entered into with Ford for (i) the long-term supply of engines developed by Ford and (ii) engines developed by Jaguar Land Rover but manufactured by Ford.

Following the global financial crisis and its cascading effect on the financial health of our suppliers, we have commenced efforts to assess supplier financial risk.

Suppliers are appraised based on our long-term requirements through a number of platforms, such as Vendor Council meetings, council regional chapter meetings, national vendor meets and location-specific vendor meets.

Capital and Product Development Expenditures

Our capital expenditure totaled Rs.306,233 million, Rs.335,771 million and Rs.272,832 million during Fiscal 2016, 2015 and 2014, respectively. Our capital expenditure during the past three Fiscal years related primarily to new product development and capacity expansion for new and existing products to meet market demand as well as investments toward improving quality, reliability and productivity that are each aimed at increasing operational efficiency.

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

Governmental Regulations

Governmental Regulations in India

Automotive Mission Plan, 2016-2026

The Automotive Mission Plan 2016-26, or AMP 2026, is the collective vision of the Government of India and the Indian automotive industry, in which the goal is for the vehicles, auto components, and tractor industries to reach certain size benchmarks over the next ten years and also contribute to India’s development, global footprint, technological maturity, competitiveness, and institutional structure and capabilities. AMP 2026 also seeks to define the trajectory of evolution of the automotive network in India, including the trajectory of specific regulations and policies that govern research, design, technology, testing, manufacturing, imports/exports, sales, use, repair, and scrapping of automotive vehicles, components and services.

The vision statement of AMP 2026—“Vision 3/12/65”—states: “By 2026, the Indian automotive industry will be among the top three of the world in engineering, manufacture and export of vehicles and auto components, and will encompass safe, efficient and environment friendly conditions for affordable mobility of people and transportation of goods in India comparable with global standards, growing in value to over 12% of India’s GDP, and generating an additional 65 million jobs”.

AMP 2026 envisages that the Government of India and the Indian automotive industry will work together to address all key issues relating to India achieving its rightful position in the global automotive industry. AMP 2026 will help the Indian automotive industry focus on its strengths and improve its competitiveness in select segments, achieve the annual production target of Rs.16,160,000 to Rs.18,895,000 in terms of its size, and establish its “Right to Win” on the global stage. By 2026, India could stand first in the world in production/sale of small cars, two wheelers, three wheelers, tractors and buses, third in passenger vehicles and heavy trucks, all of which is expected to account for up to 12% of GDP.

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

Auto Fuel Vision & Policy 2025

The Ministry of Petroleum and Natural Gas constituted an expert committee under the Chairmanship of Shri Saumitra Chaudhuri, Member Planning Commission, on December 19, 2012. Its objective was to recommend auto fuel quality applicable through model year 2025. The committee in its draft report has recommended Bharat Stage IV compliant fuel across the country by 2017 and Bharat Stage V compliant fuel with 10 ppm of sulfur to be made available from 2020 onward. The draft report proposes nationwide Bharat Stage V emission norms for new four-wheelers from model year 2020 and for all four-wheelers from model year 2021. It also recommends Bharat Stage VI emissions norms from model year 2024 onwards. In April 2014, the expert committee submitted its recommendations to the committee empowered by the Ministry of Petroleum and Natural Gas, which proposed the implementation of emission norms one year earlier than the expert committee’s recommendations, which would result in the implementation of Bharat Stage V emission norms starting in model year 2019 and Bharat Stage VI emissions norms starting in model year 2023. However, in January 2016, Government of India decided to implement the Bharat Stage VI emission norms even earlier by skipping Bharat Stage V emission norms. As such, the Bharat Stage VI norms will be made applicable from April 1, 2020 to all categories of vehicles across India.

FAME Scheme

A scheme called Faster Adoption and Manufacturing of Hybrid & Electric Vehicles, or FAME, was announced in February 2015 in India. This scheme specifies the details for operationalization of the National Mission on Electric Mobility 2020, or NEMMP. The overall scheme is intended to support plug-in vehicle, or xEV, market development and its manufacturing network to achieve self-sustenance by the end of the stipulated period. The scheme is proposed to be implemented over a period of six years beginning in April 2015 and lasting until 2020 The scheme has four focus areas: (1) technology development, (2) demand creation, (3) pilot projects, and (4) public charging infrastructure. Specific projects under the pilot projects, technology development, and charging infrastructure categories will require approval by the Project Implementation and Sanctioning Committee, or PISC, which is headed by the Secretary of the Department of Heavy Industry. The scheme will implement “demand driven R&D to achieve desirable target specs” for which the efforts would be to synergize government, industry, and academia efforts to maximize objectives of increasing domestic capacities of product and technology development and commercialization aimed at making the xEV market self-sustaining.

Central Motors Vehicles Rules, 1989

Chapter V of the Central Motor Vehicle Rules, 1989, or the CMV Rules, sets forth provisions relating to construction, equipment and maintenance of motor vehicles, including specifications for dimensions, gears, indicators, reflectors, lights, horns, safety belts and others. The CMV Rules govern emission standards for vehicles operating on CNG, gasoline, liquefied petroleum gas and diesel.

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

Emission and Safety in India

In 1992, the Government of India issued emission and safety standards, which were further tightened in April 1996, under the Indian Motor Vehicle Act. Currently Bharat Stage IV norms, which are equivalent to Euro IV norms, are in force for four wheelers in 13 cities and Bharat Stage III norms, which are equivalent to Euro III norms, are in effect in the rest of India. Our vehicles comply with these norms. In 2014, the Ministry of Road Transport and Highways has extended Bharat Stage IV norms in 20 additional cities. In its draft GSR No.247 (E), dated April 1, 2015, the Ministry of Road Transport and Highways proposed the further extension of Bharat Stage IV norms in 30 additional cities starting July 1, 2015. We have vehicles that comply with Bharat Stage IV norms. Further to this, the Bharat Stage IV norms will be applicable for all vehicles across India from April 2017. In accordance with the product plan, the TML models would be complying to Bharat Stage IV norms in both PV and CV business from April 2017. Some of our products that conform to Bharat Stage IV norms include the Ace HT BS4, Super Ace Mint BS4, Ace CNG BS4, and Tata Magic BS4.

We are also working toward meeting all applicable regulations which we believe are likely to come into effect in various markets in the near future. Our vehicle exports to Europe comply with Euro V norms, and we believe our vehicles also comply with the various safety regulations in effect in the other international markets where we operate.

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

India has a well-established regulatory framework administered by the Indian Ministry of Road Transport and Highways. The Ministry issues notifications under the CMV Rules and the Motor Vehicles Act. Vehicles manufactured in India must comply with applicable Indian standards and automotive industry standards. In January 2002, the Indian Ministry of Road Transport and Highways finalized plans on implementing automobile safety standards. The plans are based on traffic conditions, traffic density, driving habits and road user behavior in India and is generally aimed at increasing safety requirements for vehicles under consideration for Indian markets.

The existing Motor Vehicle Act may be replaced by the Road Transport and Safety Bill (RTSB) 2015, which is subject to legislative approval by the Parliament, which could expose us to additional liability for vehicle recalls and for manufacturer’s liability for our vehicles. Further to this, the Ministry of Road Transport & Highways, or MoRTH, has issued a draft notification GSR 595(E) dated June 13, 2016 on vehicle recall (warranty after sale and norms therefore) which provides the “procedure for managing vehicle recalls” under Central Motor Vehicle Rule (CMVR) 127A with an indication that it would be applicable from October 1, 2016 for all vehicle categories. Any safety defect which has an impact on occupants and road users will have to be investigated in detail, and if a recall is required, the same will have to be performed by OEMs on the customer vehicles in accordance with the procedures laid down in the notification, and robust recording will have to be maintained. The Voluntary Recall Code has been in place since 2012.

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

Environmental Regulations

Manufacturing units or plants must ensure compliance with various environmental statutes; significant statutes for our business include the Water (Prevention and Control of Pollution) Act, 1974 and the rules thereunder, the Air (Prevention and Control of Pollution) Act, 1981 and the rules thereunder, the Environment Protection Act, 1986 and the rules thereunder and the Hazardous and Other Wastes (Management and Transboundary Movement) Rules, 2016. The basic purpose of these statutes is to control, abate and prevent pollution. In order to achieve these objectives, Pollution Control Boards, or PCBs, which are vested with diverse powers to deal with water and air pollution, have been set up in each state. The PCBs are responsible for establishing standards for maintenance of clean air and water, directing the installation of pollution control devices in industries and undertaking inspection to ensure that units or plants are functioning in compliance with the standards prescribed. These authorities also have the power of search, seizure and investigation. All of our manufacturing plants are either in possession of current, valid consents to operate and hazardous waste authorizations or are in the process of renewing their consents to operate and hazardous waste authorizations from the respective PCBs of the states where they operate.

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

We ensure that all prescribed norms are followed for management of waste and we have made significant investments toward pollution control and environmental protection at our manufacturing plants.

The Government of India intends to regulate end of life vehicles, or ELVs, which would be applicable to passenger cars and two wheelers. The Authorized Collection and Dismantling Centers, or ACDCs, would be equipped to handle commercial vehicles as well. The purpose of the ELV policy is to remove vehicles that have gone beyond their useful life such that these vehicles are endangering the environment and posing safety hazards to the public.

MoRTH prepared a concept note titled the Voluntary Vehicle Fleet Modernization Programme, or V-VMP, which may be applicable for vehicles purchased on or before March 31, 2005. The MoRTH has sought comments from the public and involved stakeholders. Various intensives, such as a reduction in excise duty by 50% and a special discount from automobile manufacturers, are intended to be given to the customers as part of this policy. The State Run Transport Undertakings, or SRTU, buses would be given a 100% excise duty exemption based on this policy to promote public transport and also to reduce congestion on the roads.

Regulation of Imports and Exports

Regulation of quantitative restrictions on imports into India were liberalized with effect from April 1, 2001, pursuant to India’s World Trade Organization obligations, and imports of capital goods and automotive components were placed under the open general license category.

Automobiles and automotive components may, generally, be imported into India without a license from the Government of India subject to their meeting Indian standards and regulations, as specified by designated testing agencies. As a general matter, cars, UVs and SUVs in completely built up, or CBU, condition may be imported at 60% basic customs duty. However, cars with cost, insurance and freight value of more than U.S.$40,000 or with engine capacities greater than 3,000 cubic centimeters for diesel variants and 2,500 cubic centimeters for gasoline variants, may be imported at a 100% basic customs duty. Commercial vehicles may be imported at a basic customs duty of 20% and components may be imported at basic customs duty ranging from at 10% to 7.5%.

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

Change of Tax Rate	Excise Duty (per vehicle or chassis)
	Small cars[1]	Cars other than small cars[2]	Motor vehicles for more than 13 persons	Chassis fitted with engines for vehicles of more than 13 persons	Trucks	Chassis fitted with engines for trucks	Safari, SUVs and UVs
March 2012	12%	24% or 27%[1]	12%	15%	12%	15%	27%
May 2012	-	-	-	14%	-	14%	-
March 2013	-	-	-	-	-	13%	27% or 30%
February 2014	8%	20% or 24%[1]	8%	10%	8%	9%	24%
January 2015	12%	24% or 27%[1]	12%	14%	12%	13%	27% or 30%
March 2015 onward	12.50%	-	12.50%	-	12.50%	-	-

1.	Small cars are cars with a length not exceeding 4,000 mm and an engine capacity not exceeding 1,500 cubic centimeters for cars with diesel engines, and not exceeding 1,200 cubic centimeters for cars with gasoline engines. The higher rate is applicable if the engine capacity exceeds 1,500 cubic centimeters.
2.	Cars other than small cars are cars with a length exceeding 4,000 mm with an engine capacity exceeding 1,500 cubic centimeters for diesel engines and 1,200 cubic centimeters for gasoline engines.
(-)	indicates no change during the relevant year.

All vehicles and chassis are subjected to the automobile cess, which is assessed at 0.125%. Certain passenger vehicles are also subject to the National Calamity Contingent Duty, which is assessed at 1%. The education cess, assessed at 2%, and secondary and higher education cess, assessed at 1%, in addition to the excise duties indicated above, are exempted on goods, starting March 1, 2015. The infrastructure cess as follows has been imposed with effect from March 1, 2016 on motor vehicles falling under Chapter 87.03 Central Excise Tariff Act, that is, motor cars and other motor vehicles principally designed for the transport of up to nine persons including the driver:

1.	1% on small cars using petrol, CNG or LPG;

2.	2.50% on small cars using diesel; and

3.	4% on all categories of vehicles falling under Chapter 87.03 other than (1) and (2) above.

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

In addition to VAT, a Central Sales Tax continues to exist, although it is proposed to be abolished in a phased manner. In the Indian Union Budget 2008-09, the Central Sales Tax rate was reduced to 2%, which remained unchanged in Fiscal 2016.

Goods and Services Tax

The Government of India is proposing to reform the indirect tax system in India with a comprehensive national goods and services tax, or GST, covering the manufacture, sale and consumption of goods and services. The expected date of introduction of the GST is still not clear. The proposed GST regime will combine taxes and levies by the central and state governments into one unified rate structure. There is a proposal to levy a 1% non-creditable tax to be collected by the Government of India and will be appropriated to the origin state government on every interstate movement of goods. The Government of India has publicly expressed the view that following the implementation of the GST, the indirect tax on domestically manufactured goods is expected to decrease along with prices on such goods.

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

Economic Stimulus Package and Incentives

The central value added tax rate, or Cenvat, was 12% since March 16, 2012. The Government of India made changes in the excise duty in February 2014, which were in effect until December 31, 2014 as follows: the Cenvat on small cars, trucks and buses was reduced to 8% in February 2014, whereas Cenvat on cars other than small cars was reduced to 20% or 24% from 24% or 27%. The Cenvat on UVs was reduced from 27% or 30% to 24%. The Cenvat for chassis, which was increased from 12% to 14% in the budget for the Fiscal 2013, was revised to 13% in the budget for the Fiscal 2014 and further reduced to 9% in February 2014.

The Government of India launched the NEMMP to encourage reliable, affordable and efficient electric vehicles that meet consumer performance and price expectations. Through collaboration between the government and industry for promotion and development of indigenous manufacturing capabilities, required infrastructure, consumer awareness and technology, the NEMMP aims to help India to emerge as a leader in the electric vehicle market in the world by 2020 and to contribute toward national fuel security.

Furthermore, the Ministry of Road Transport & Highways and the Bureau of Energy Efficiency in India finalized labeling regulations for the M1 category of vehicles, which includes passenger vehicles with nine seats or less.

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

•

Infrastructure Support: Develop pilot programs to support hybrid and/or electric vehicles and test their effectiveness and make modest investments to build public charging infrastructure to support electric vehicles, especially for buses.

Environmental, fiscal and other governmental regulations around the world

Our Jaguar Land Rover business has significant operations in the United States, Europe and China, which have stringent and ever evolving regulations relating to vehicular emissions. The proposed tightening of vehicle emissions regulations by the European Union will require significant costs of compliance for Jaguar Land Rover. While we are pursuing various technologies in order to meet the required standards in the various countries in which we operate, the costs of compliance with these required standards can be significant to our operations and may adversely impact our results of operations.

In the United Kingdom, the Bank of England base (interest) rate has been maintained at an historic low of 0.5% despite an improvement in the UK economy. The UK labor market and the general economy appear relatively stable, and support moderate growth. However, the referendum on the exit of the United Kingdom from the European Union is driving significant uncertainty, with the GBP weakening significantly since the outcome to leave the EU was announced, and could impact future economic growth.

Economic growth in the Eurozone remained low but positive during Fiscal 2016, as the European Central Bank continued with quantitative easing. Continued accommodative monetary and other policies are likely to support economic growth going forward; however, that growth is likely to be limited for some time.

The U.S. economy continues to strengthen as the U.S. Federal Reserve raised interest rates toward the end of 2015. Labor market conditions continue to improve, and low inflation driven by lower energy prices are encouraging consumer spending. The outlook for economic growth in the U.S. remains firmly positive and the dollar continues to strengthen against the backdrop of a stronger economic outlook.

China’s economic performance softened during the year in line with the government’s downward revision of GDP growth targets below 7% for 2016. However, stock market volatility at the beginning of 2016 continues to drive uncertainty over the Chinese economy with a possible further reduction in economic growth in the future that could weaken the Chinese currency further.

Greenhouse gas / CO2 / fuel economy legislation

Legislation is in place limiting passenger car fleet average greenhouse gas emissions in Europe to 130 grams of CO2 per kilometer for 100% of new cars in 2015. Different targets apply to each manufacturer based on its respective fleet of vehicles and average weight. We have received a permitted derogation from the weight-based target requirement available to small volume and niche manufacturers. As a result, we are permitted to reduce our emissions by 25% from 2007 levels rather than meeting a specific CO2 emissions target. Jaguar Land Rover had an overall 2015 target of an average of 178.0 grams of CO2 per kilometer for our full fleet of vehicles registered in the EU that year, with Jaguar Land Rover and Tata Motors monitored as a single “pooled” entity for compliance with this target (for Jaguar Land Rover alone, this would be 179.8 g/km). Our entire fleet met this target in 2014, delivering 178 grams of CO2 per kilometer a year earlier than that legislated for 2015.

Furthermore, the European Union has regulated target reductions for 95% of a manufacturer’s full fleet of new passenger cars registered in the European Union in 2020 to average 95 grams of CO2 per kilometer, rising to 100% in 2021. The new rule for 2020 contains an extension of the niche manufacturers’ derogation and permits us to reduce our emissions by 45% from 2007 levels, which enables us to apply for an overall target of 132 grams of CO2 per kilometer. With the rapid growth of our sales, there is a risk that we may exceed the 300,000 unit niche manufacturers’ derogation volume threshold before 2020. All cycle plans are now structured to achieve the non-derogated CO2 target.

The European Union has also adopted an average emissions limit of 175 grams of CO2 per kilometer for LCVs to be phased in between 2014 and 2017. Implementation of LCV CO2 standards affect the Defender and a small number of Freelander and Discovery vehicles. We have been granted a small volume derogation by the European Commission for alternative specific emission targets for our LCV fleet for 2014 to 2016 inclusive, which applies to the Defender up through the end of its production in January 2016. Jaguar Land Rover met the emission limit of 255 grams of CO2 per kilometer, which was the average amount of emissions of the top 70% of vehicles in the LCV category in terms of emissions performance. The average CO2 emissions per kilometer for the entire fleet was 267 grams, while the specific target was 276.9 grams of CO2 per kilometer. A further average emissions limit of 147 grams of CO2 per kilometer for LCVs has been adopted for 2020.

In the United States, both CAFE standards and greenhouse gas emissions standards are imposed on manufacturers of passenger cars and light trucks. The National Highway Traffic Safety Administration, or the NHTSA, has set the federal CAFE standards for passenger cars and light trucks to meet an estimated combined average fuel economy level of 35.5 miles per U.S. gallon for 2016 model year vehicles. Meanwhile, the EPA and NHTSA issued a joint rule to reduce the average greenhouse gas emissions from passenger cars, light trucks and medium duty passenger vehicles for model years 2012 to 2016 of 250 grams of CO2 per mile, or approximately 6.63L/100km or 35.5 miles per gallon if the requirements were met only through fuel economy improvements. The United States federal government extended this program to cars and light trucks for model years 2017 through 2025, targeting an estimated combined average emissions level of 243 grams of CO2 per mile in 2017 and 163 grams per mile in 2025, which is equivalent to 54.5 miles per gallon if achieved exclusively through fuel economy standards. In addition, many other markets either have or will shortly implement similar greenhouse gas emissions standards (including Brazil, Canada, China, the European Free Trade Association, India, Japan, Mexico, Saudi Arabia, South Korea and Switzerland).

California is empowered to implement more stringent greenhouse gas emissions standards but has elected to accept the existing U.S. federal standards for compliance with the state’s own requirements. The California Air Resources Board enacted regulations that deem manufacturers of vehicles for model years 2012 through 2016 that are in compliance with the EPA greenhouse gas emissions regulations to also be in compliance with California’s greenhouse gas emissions regulations. In November 2012, the California Air Resources Board accepted the federal standard for vehicles with model years 2017 through 2025 for compliance with the state’s own greenhouse gas emission regulations.

However, California is moving forward with other stringent emissions regulations for vehicles, including the Zero Emission Vehicle, or ZEV, regulations. The ZEV regulations require manufacturers to increase their sales of zero emissions vehicles each year, up to an industry average of 22% of vehicles sold in California by 2025. The precise sales required in order to meet a manufacturer’s obligation in any given model year depend on the size of the manufacturer and the level of technology sold (for example, transitional zero emission technologies, such as plug in hybrids, can account for at least a proportion of a manufacturer’s obligation, but these technologies earn compliance credits at a different rate from pure zero emissions vehicles). Other compliance mechanisms available under the ZEV regulations include banking and trading credits generated through the sale of eligible vehicles.

We are fully committed to meeting these standards, and technology deployment plans incorporated into cycle plans are directed at achieving these standards. These plans include the use of lightweight materials, including aluminum, which will contribute to the manufacture of lighter vehicles with improved fuel efficiency and thus reduce losses as a result of the improved driveline and aerodynamics. They also include the development and installation of smaller engines in our existing vehicles and other drivetrain efficiency improvements, including the introduction of eight-speed or nine-speed transmissions in some of our vehicles. We continue to introduce smaller vehicles, such as the Jaguar XE, which is our most fuel efficient Jaguar thus far. The technology deployment plans also include the research, development and deployment of hybrid electric vehicles. These technology deployment plans require significant investment. Additionally, local excise tax initiatives are a key consideration in ensuring our products meet customer needs for environmental footprint and cost of ownership concerns, as well as continued access to major city centers, such as London’s and Paris’s ultra low emission zones and similar low emissions areas being contemplated in Berlin and Beijing.

Non-greenhouse gas emissions legislation

The European Union has adopted the latest in a series of more stringent standards for emissions of other air pollutants from passenger and light commercial vehicles, such as nitrogen oxides, carbon monoxide, hydrocarbons and particulates. These standards are being phased in from September 2014 (Euro 6b) and September 2017 (Euro 6c) for passenger cars and from September 2015 (Euro 6b) and September 2018 for light commercial vehicles. September 2015 will see the adoption of real world driving emissions monitoring, or RDE, while September 2017 will see RDE become mandatory, along with a move to the new worldwide light duty test procedure, or WLTP, coincident with Euro 6c in Europe to address global concerns on more customer correlated fuel economy certified levels as well as air quality concerns. Other markets are expected to follow. All our programs are fully engineered to enable the adoption of these new requirements, and we are accelerating some of these initiatives to improve RDE ahead of the mandated timing.

In the United States, existing California low emission vehicle regulations and the recently adopted Low Emission Vehicle III, or LEVIII, regulations, as well as the state’s ZEV regulations, place stricter limits on emissions of particulates, nitrogen oxides, hydrocarbons, organics and greenhouse gases from passenger cars and light trucks. These regulations require increasing levels of technology in engine control systems, on board diagnostics and after treatment systems, which all affect the base costs of our powertrains. The new California LEVIII and ZEV regulations cover model years 2015 to 2025. Additional regulations on evaporative emissions also require more advanced materials to eliminate fuel evaporative losses and longer warranty periods (up to 150,000 miles in the United States).

In addition, in April 2014, the Tier 3 Motor Vehicle Emission and Fuel Standards issued by the United States Environmental Protection Agency, or the EPA, were finalized. With Tier 3, the EPA has established more stringent vehicle emissions standards broadly aligned to the California LEVIII standards for 2017 to 2025 model year vehicles. The EPA made minor amendments to these Tier 3 standards in January 2015.

While Europe and the United States lead the implementation of these emissions programs, other nations and states typically follow on with adoption of similar regulations two to four years thereafter. For example, China’s Stage III fuel consumption regulation targets a national average fuel consumption of 6.9L/100km by 2015 and its Stage IV regulation targets a national average fuel consumption of 5.0L/100km by 2021. In response to severe air quality issues in Beijing and other major Chinese cities, the Chinese government also intends to adopt more stringent emissions standards beginning in 2016.

To comply with the current and future environmental norms, we may have to incur substantial capital expenditure and research and development expenditure to upgrade products and manufacturing facilities, which would have an impact on our cost of production and results of operations.

Noise legislation

The European Commission adopted new rules (which apply to new homologations from July 2016) to reduce noise produced by cars, vans, buses, coaches and light and heavy trucks. Noise limit values would be lowered in two steps of each two A-weighted decibels for vehicles other than trucks, and one A weighted decibel in the first step and two in the second step for trucks. Compliance would be achieved over a 10-year period from the introduction of the first phase.

Vehicle safety legislation

Vehicles sold in Europe are subject to vehicle safety regulations established by the European Union or by individual Member States. In 2009, the European Union enacted a new regulation to establish a simplified framework for vehicle safety, repealing more than 50 existing directives and replacing them with a single regulation aimed at incorporating relevant United Nations standards. The incorporation of the United Nations standards commenced in 2012. The European Commission has introduced regulations requiring new model cars to have electronic stability control systems and relating to low-rolling resistance tires, requirements for tire pressure monitoring systems, and requirements for heavy vehicles to have advanced emergency braking systems and lane departure warning systems. In the European Union, new safety requirements came into force from November 2014 for all new vehicles sold in the European Union market. The new mandatory measures include safety belt reminders, electric car safety requirements, easier child seat anchorages, tire pressure monitoring systems and gear shift indicators.

NHTSA issues U.S. federal motor vehicle safety standards covering a wide range of vehicle components and systems, such as airbags, seatbelts, brakes, windshields, tires, steering columns, displays, lights, door locks, side impact protection and fuel systems. We are required to test new vehicles and equipment and assure their compliance with these standards before selling them in the United States. We are also required to recall vehicles found to have defects that present an unreasonable risk to safety or which do not conform to the required federal motor vehicle safety standards, and to repair them without charge to the owner. The financial cost and impact on consumer confidence of such recalls can be significant depending on the repair required and the number of vehicles affected. We have no investigations relating to alleged safety defects or potential compliance issues pending before NHTSA.

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

Furthermore, the Cameron Gulbransen Kids Transportation Safety Act of 2007, or the Kids and Cars Safety Act, passed into law in 2008, requires NHTSA to enact regulations related to rearward visibility and brake to shift interlock and requires NHTSA to consider regulating the automatic reversal functions on power windows. The costs to meet these proposed regulatory requirements may be significant.

Vehicle safety regulations in Canada are similar to those in the United States; however, many other countries have vehicle regulatory requirements which differ from those in the United States. The differing requirements among various countries create complexity and increase costs such that the development and production of a common product that meets the country regulatory requirements of all countries is not possible. Global Technical Regulations, or GTRs, developed under the auspices of the United Nations, continue to have an increasing impact on automotive safety activities, as indicated by legislation in the European Union. In 2008, GTRs on electronic stability control, head restraints and pedestrian protection were each adopted by the United Nations World Forum for the Harmonization of Vehicle Regulations, and are now in different stages of national implementation. While global harmonization is fundamentally supported by the automobile industry in order to reduce complexity, national implementation may still introduce subtle differences into the system.

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

Jaguar Land Rover has maintained insurance coverage that is reasonably adequate to cover normal risks associated with the operation of our business, such as coverage for people, property and assets, including construction and general, auto and product liability, in accordance with treasury policy. On August 12, 2015, a series of explosions caused widespread damage at the Port of Tianjin in China, one of three major locations in China through which Jaguar Land Rover imports its vehicles. At the time of the explosion, approximately 5,800 Jaguar Land Rover vehicles were stored at various locations in Tianjin. Many of these vehicles were destroyed or damaged in the explosion, and, as a result, Jaguar Land Rover recognized an exceptional charge of GBP212 million, which was partially reduced to GBP157 million in the 12 months ended March 31, 2016, due to insurance recoveries. Any further insurance and other potential recoveries may take some months to conclude, and therefore will be recognized only in future periods when paid or confirmed. There can be no assurance that any claim under our insurance policies will be honored fully or timely, our insurance coverage will be sufficient in any respect or our insurance premiums will not increase substantially. Accordingly, to the extent that we suffer loss or damage that is not covered by insurance or which exceeds our insurance coverage, or have to pay higher insurance premiums, our financial condition may be affected.

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

Export Promotion Capital Goods

Since Fiscal 1997, we have benefited from participation in the Export Promotion Capital Goods Scheme, or the EPCG Scheme, which permits us to import capital equipment under a special license at a substantially reduced customs duty. Our participation in this scheme is subject to us fulfilling an obligation to export goods manufactured or produced by the use of capital equipment imported under the EPCG Scheme to the value of a multiple of the cost plus insurance and freight value of these imports or customs duty saved over a period of 6, 8 and 12 years from the date of obtaining the special license. We currently hold 107 licenses which require us to export our products of a value of approximately Rs.77.86 billion between the years 2002 to 2022, and we carefully monitor our progress in meeting our incremental milestones. After fulfilling some of the export obligations as per provisions of Foreign Trade Policy, as at March 31, 2016, we have remaining obligations to export products worth approximately Rs.11.94 billion by March 2022. In the event that the export obligation under the EPCG Scheme is not fulfilled, we would have to pay the differential between the reduced and normal duty on the goods imported along with interest. In view of our past record of exceeding our export milestones, and our current plans with respect to our export markets, we do not currently foresee any impediments to meeting our export obligation in the required time frame.

Legal Proceedings

In the normal course of business, we face claims and assertions by various parties. We assess such claims and assertions and monitor the legal environment on an ongoing basis, with the assistance of external legal counsel where appropriate. We record a liability for any claims where a potential loss is probable and capable of being estimated and disclose such matters in our financial statements, if material. For potential losses which are considered reasonably possible, but not probable, we provide disclosure in the financial statements, but do not record a liability in our financial statements unless the loss becomes probable. Should any new developments arise, such as a change in law or rulings against us, we may need to make provisions in our financial statements, which could adversely impact our reported financial condition and results of operations. Furthermore, if significant claims are determined against us and we are required to pay all or a portion of the disputed amounts, there could be a material adverse effect on our business and profitability. Certain claims that are above Rs.200 million in value are described in Note 33 to our consolidated financial statements included in this annual report on Form 20-F. Certain claims that are below Rs.200 million in value pertain to indirect taxes, labor and other civil cases. There are other claims against us which pertain to motor accident claims in India (involving vehicles that were damaged in accidents while being transferred from our manufacturing plants to regional sales offices), product liability claims and consumer complaints. Some of these cases relate to replacement of parts of vehicles and/or compensation for deficiency in services provided by us or our dealers.

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

Though we continue to rigorously press our rights, contentions and claims in the matter, we have been advised that the time it may take in disposal of the appeal is uncertain. We have also been advised that we have a good case and can strongly defend the appeal, but the questions that arise are issues of constitutional law and thus the result of the appeal cannot be predicted. In these circumstances, in view of the uncertainty on the timing of resolution, following the course of prudence, the management has, in Fiscal 2015, made a provision for carrying capital cost of buildings at Singur amounting to Rs.3,098.8 million, excluding other assets (electrical installations, etc.) and expenses written off/provided in earlier years, security expenses, lease rent and claim for interest on the whole amount (including Rs.3,098.8 million). We shall, however, continue to pursue the case and assert our rights and our claims in the courts.

In South Korea, our union employees filed a lawsuit to include some elements of non-ordinary salary and bonus as part of “ordinary wages” for the period December 2007 to May 2011. The district court ruled in favor of the union employees in January 2013 and ordered TDCV to pay the employees KRW 17.2 billion and interest, up to the period of payment. We recorded a provision of KRW 45.8 billion (Rs.2,565 million) as at March 31, 2014, in respect of this lawsuit and consequential obligation for all employees (including non-union employees). TDCV filed an appeal against the order to the High Court of Seoul, which gave its verdict on December 24, 2014. The High Court of Seoul, following the decision of the Supreme Court in a case of an unaffiliated company, determined that some elements of non-ordinary salary were part of “ordinary wages” and the need to be paid with retrospective effect. However, based on the “Good Faith Principle” and because any retrospective payment would have high financial impact on the Company, the court determined that the bonuses and work performance salary would not be eligible for retrospective payment. Accordingly, the liability was determined at KRW 99 million and interest of KRW 20 million thereon.

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

During Fiscal 2015, Jaguar Land Rover’s Brazilian subsidiary received a demand for approximately 167 million Brazilian reals in relation to additional indirect taxes. Brazilian authorities claimed that taxes relating to the Programa de Integração Social and the Contribuição para Financiamento da Seguridade Social were due on local vehicle and parts sales made in 2010. The matter is currently being contested before the Brazilian appellate authorities. Professional legal opinions we have obtained in Brazil support our position that the basis of the tax authority’s assertion is incorrect and, as a result, the likelihood of any settlement ultimately having to be made is considered remote.

We believe that none of the contingencies would have a material adverse effect on our financial condition, results of operations or cash flows.

C. Organizational Structure.

Tata Sons—Our Promoter and its Promoted Entities

Tata Sons holds equity interests in its promoted companies engaged in a wide range of businesses. The various companies promoted by Tata Sons, including Tata Motors Limited, are based substantially in India and had combined consolidated revenues of approximately over US$100 billion in Fiscal 2016. The businesses of entities promoted by Tata Sons can be categorized under seven business sectors, namely, engineering, materials, energy, chemicals, consumer products, services, and communications and information systems.

Some of the entities promoted by Tata Sons have their origins in the trading business founded by the founder Mr. Jamsetji Nusserwanji Tata in 1868, which was developed and expanded in furtherance of his dreams by his two sons, Sir Dorabji Tata and Sir Ratan Tata, following their father’s death in 1904. The family’s interests subsequently vested largely in the Sir Ratan Tata Trust, the Sir Dorabji Tata Trust and other associate trusts, or the Tata Trusts. The Tata Trusts have been established for philanthropic and charitable purposes and together own a significant percentage of the share capital of Tata Sons.

Over the years, the operations of the entities promoted by Tata Sons have expanded to encompass a number of major industrial and commercial enterprises, including Indian Hotels Company Limited (1902), Tata Steel (1907), one of the top ten steel manufacturers in the world, Tata Power Company Limited (1910), Tata Chemicals Limited (1939), which is the world’s second largest manufacturer of soda ash, and Tata Motors Limited (1945). Other Tata entities include Voltas Limited (1954), and Tata Global Beverages Ltd, (1962), along with its UK-based subsidiary Tetley.

Tata Consultancy Services Limited, or TCS, a subsidiary of Tata Sons which started its operations in the 1960s as a division of Tata Sons and later became a listed public company, is a leading software service provider in India and several countries abroad and the first Indian software firm to exceed sales of US$4 billion. TCS has delivery centers around the globe including the United States of America, the United Kingdom, Hungary, Brazil, Uruguay and China, as well as India.

Tata Sons promoted India’s first airline, Tata Airlines, which later became Air India (India’s national carrier), as well as India’s largest general insurance company, New India Assurance Company Limited, both of which were subsequently taken over by the government as part of the Government of India’s nationalization program. In 1999, entities promoted by Tata Sons also invested in several telephone and telecommunication ventures, including acquiring a significant portion of the Government of India’s equity stake in the then state owned Videsh Sanchar Nigam Limited, which was subsequently renamed Tata Communications Limited. Companies promoted by Tata Sons are building multinational businesses that aspire to achieve growth through excellence and innovation, while balancing the interests of shareholders, employees and society.

Some of the emerging companies promoted by Tata Sons include Titan Company, established in 1984, which is manufacturing India’s largest and best-known range of personal accessories, such as watches, jewelry, sunglasses, and prescription eyewear, and excels in precision engineering, Tata Housing Development Company, established in 1984, a real estate developer in India, Tata AIA Life Insurance Company, established in 2001, which is a joint venture between Tata Sons and AIA Life Group Ltd Tata AIG General Insurance Company, established in 2001, which provides non-life insurance solutions to individuals, groups and corporate houses in India and Tata Capital, established in 2007, a systemically important non-deposit taking non-banking financial company, or NBFC, that fulfils the financial needs of retail and institutional customers in India, Tata Realty and Infrastructure Limited, established in 2007 which is an Infrastructure and Real Estate developer, AirAsia (India) Limited, a joint venture established in 2013 which is a low cost airline, Tata SIA Airlines Limited, a joint venture established in 2013 which is engaged in full service scheduled passenger airline services, Tata Advanced Systems Limited, established in 2006 and its subsidiaries which are, inter alia, engaged in scientific, technical and research and development activities, manufacturing, testing and experimenting equipment, components, etc, in the field of Advanced Defence Technologies, Security Systems, Aerospace & Aerostructures.

We have for many years been a licensed user of the “TATA” brand owned by Tata Sons, and thus have gained from the use of the “TATA” brand and its brand equity. Tata Sons instituted a corporate identity program in the year 1998 to re-position the brand to compete in a global environment. A substantial ongoing investment and recurring expenditure is undertaken by Tata Sons to develop and promote a strong, well-recognized and common brand, which is intended to represent for the consumer a high level of quality, service and reliability associated with products and services offered by the entities promoted by Tata Sons.

Companies which have subscribed to the Tata Brand Equity & Business Promotion Scheme pay an annual subscription fee to use the “TATA” business name and trademarks and participate in and gain from the promotion of the Tata brand equity as well as to avail themselves of various services including legal, human resources, economics and statistics, corporate communications and public affairs services of Tata Sons. We believe that we benefit from the use of and association with the “TATA” brand identity and accordingly, Tata Motors Limited and certain of its subsidiaries have subscribed to the Tata Brand Equity & Business Promotion Agreement and pay an annual subscription fee to Tata Sons which is in the range of 0.15% to 0.25% of the annual net income (defined as net revenues exclusive of excise duties and other governmental taxes and non-operating income), subject to a ceiling of 5% of annual profit before tax (defined as profit after interest and depreciation but before income tax), each calculated on a standalone basis for these entities. In some of the past years, Tata Sons has lowered the absolute amount of subscription fee in light of its outlay for activities related to brand promotion and protection in those years. In Fiscal 2013, Tata Motors Limited on a standalone basis paid an amount less than 0.25% of its annual net income calculated in accordance with Indian GAAP, and in Fiscal 2014 and 2015, no amount was paid in view of losses of Tata Motors Limited calculated on a standalone basis. Pursuant to our licensing agreement with Tata Sons, we have also undertaken certain obligations for the promotion and protection of the Tata brand identity licensed to us under the agreement. The agreement can be terminated by written agreement between the parties, by Tata Sons upon our breach of the agreement and our failure to remedy such a breach, or by Tata Sons upon providing six months’ notice for reasons to be recorded in writing. The agreement can also be terminated by Tata Sons upon the occurrence of certain specified events, including liquidation of Tata Motors Limited.

The entities promoted by Tata Sons continue to follow the ideals, values and principles of ethics, integrity and fair business practices espoused by the founder Mr. Jamsetji Tata, and his successors. To further protect and enhance the Tata brand equity, these values and principles have been articulated in the Tata Code of Conduct, which has been adopted by the entities promoted by Tata Sons. The Tata Trusts have also made significant contributions towards national causes through promotion of public institutions in the field of science, such as the Indian Institute of Science and the Tata Institute of Fundamental Research and in the field of social services through the Tata Institute of Social Sciences, the Tata Memorial Hospital, the National Centre for the Performing Arts in Mumbai and, more recently, the Tata Medical Center at Kolkata in India for cancer patients, set up by the Tata Trusts and supported by Tata Sons and its promoted companies. The Tata Trusts are among the largest charitable foundations in India.

Some of the entities promoted by Tata Sons hold shares in other companies promoted by Tata Sons. Similarly, some of our directors may hold directorships on the boards of Tata Sons and/or other entities promoted by Tata Sons. However, there are no voting agreements, material supply or purchase agreements or any other relationships or agreements that have the effect of binding us with other entities promoted by Tata Sons at management, financial or operational levels. With the exception of Tata Steel, which under our Articles of Association has the right to appoint one director on our board of directors, neither Tata Sons nor its subsidiaries have any special contractual or other power to appoint our directors or management. They have only the voting power of their shareholdings in Tata Motors. Except as set forth in the tables below under the heading “Subsidiaries and Affiliates” and except for approximately a 15.37% equity interest in Tata Services Ltd, a 17.29% equity interest in Tata International Limited and a 10.47% equity interest in Tata Industries Limited, our shareholdings in other entities promoted by Tata Sons are generally insignificant as a percentage of their respective outstanding shares or in terms of the amount of our investment or the market value of our shares of those companies.

Subsidiaries and Affiliates

The subsidiaries, joint operation and equity method affiliates and joint ventures of Tata Motors Limited that together with Tata Motors Limited form the Tata Motors Group as at March 31, 2016 are set forth in the chart below:

TATA MOTORS LIMITED
Subsidiaries, Affiliates & Joint Arrangements (% equity holding)
SUBSIDIARIES
Concorde Motors (India) Limited - India (100%)
TAL Manufacturing Solutions Limited - India (100%)
Tata Motors Insurance Broking & Advisory Services Limited - India (100%)
Tata Motors European Technical Centre Plc – U.K. (100%)
Tata Motors Finance Limited - India (100%) and its 2 subsidiaries 1
TML Distribution Company Limited - India (100%)
TML Drivelines Limited - India (100%)
Trilix Srl - Italy (80%)
Tata Marcopolo Motors Limited - India (51%)
Tata Hispano Motors Carrocera SA – Spain (100%)
TML Holdings Pte. Limited – Singapore (100%) 2 & 3
Jaguar Land Rover Automotive Plc – U.K. (100%) and its 39 subsidiaries 3
Tata Motors (Thailand) Limited – Thailand (95.28%)
Tata Daewoo Commercial Vehicle Company Limited – South Korea (100%) and its 1 subsidiary 4
Tata Motors (SA) (Proprietary) Limited – South Africa (60%)
PT Tata Motors Indonesia Limited - Indonesia (100%) & its 1 subsidiary 5
TMNL Motor Services Nigeria Limited - Africa (100%) 2
Tata Precision Industries Pte. Limited - Singapore (78.39%)
Tata Technologies Limited - India (72.32%) 6 & its 14 functional subsidiaries 3
Tata Hispano Motors Carrocerries Maghreb SA – Morocco (100%)
AFFILIATES
Automobile Corporation of Goa Limited - India (47.19%)
Jaguar Cars Finance Limited - U.K. (49.90%)
Nita Company Limited - Bangladesh (40%)
Tata Hitachi Construction Machinery Co. Pvt. Ltd. - India (39.99%) and its 1 subsidiary & 1 affiliate 7
Tata AutoComp Systems Limited - India (26%) and its 10 subsidiaries 3 & 5 joint ventures 8
Tata Precision Industries (India) Limited - India (39.19%)
JOINT ARRANGEMENTS
A] JOINT VENTURES
Chery Jaguar Land Rover Automotive Company Limited - China (50%) and its 1 subsidiary 9
Spark44 (JV) Limited – UK (50%) and its 13 subsidiaries 10
Tata HAL Technologies Limited – India (36.16%) 11
B] JOINT OPERATIONS
Tata Cummins Private Limited – India (50%)
Fiat India Automobiles Private Limited - India (50%)

(1)	Holding company of Tata Motors Finance Solutions Limited, which was converted to a public limited company from a private limited with effect from June 4, 2015 and also acquired 100% shareholding in Sheba Properties Limited, a 100% subsidiary of TML, with effect from March 31, 2016.
(2)	Holding Company of Jaguar Land Rover Automotive plc, Tata Daewoo Commercial Vehicle Co. Limited, Tata Motors (Thailand) Limited, Tata Motors (SA) (Proprietary) Limited and PT Tata Motors Indonesia. Also incorporated TMNL Motor Services Nigeria Limited with effect from September 2, 2015.
(3)	These subsidiaries are based in many countries outside India.
(4)	Holding in its subsidiary, Tata Daewoo Commercial Vehicle Sales and Distribution Co. Ltd. is 100%.
(5)	Holding in PT Tata Motors Distribusi Indonesia subsidiary is 100%.
(6)	The holdings in these 14 subsidiaries range between 72.32% and 72.37%.
(7)	With one 100% subsidiary in Spain and 1 affiliate in China with effective holding of 22.48%.
(8)	Out of the 10 subsidiaries with holdings ranging from 13% to 26%, three are presently under the process of liquidation, and there are six joint ventures with holding of 13% in each.
(9)	Chery Jaguar Land Rover Automotive Sales Company Limited, a wholly owned subsidiary of Chery Jaguar Land Rover Automotive Co. Limited.
(10)	The holding company for 13 wholly owned subsidiary companies situated in various countries outside India.
(11)	An affiliate of Tata Technologies Limited.

Out of the above, the following are our three significant subsidiaries as defined under Regulation S-X:

Name	Country of Incorporation	Ownership Interest / Voting Power
Jaguar Land Rover Automotive plc	United Kingdom	100%
Jaguar Land Rover Limited	United Kingdom	100%
Jaguar Land Rover Holdings Limited	United Kingdom	100%

With respect to certain subsidiaries and affiliates, where Tata Motors Limited has a joint venture partner, voting on certain items of business may be based on affirmative voting provisions and board of director’s participation clauses in the relevant joint venture agreement(s).

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

Tata Motors (Thailand) Limited is our joint venture with Thonburi Automotive Assembly Plant Co. Ltd, and has a manufacturing facility located in Samutprakarn province, Thailand. The facility is used for the manufacture and assembly of pickup trucks. Through our joint venture in Thailand, we offered refreshed versions of Tata brand pickup trucks in Fiscal 2016 and increased the joint venture’s product range by introducing Daewoo brand M&HCV trucks in Thailand. We intend to introduce further upgraded versions of pickup trucks and introduce Tata brand M&HCV trucks in Thailand in Fiscal 2017

Through Jaguar Land Rover, we currently operate four principal automotive manufacturing facilities in the United Kingdom at Solihull, Castle Bromwich, Halewood and the Engine Manufacturing Centre at Wolverhampton, as well as two product development facilities in the United Kingdom at Gaydon and Whitley. Most of these facilities are owned as freehold estates or are held through long-term leaseholds, generally with nominal rents. We also own a joint venture manufacturing plant under our China Joint Venture, in Changshu, near Shanghai, as part of a RMB 10.9 billion investment that also includes a new research and development center, which opened in October 2014. Construction of a new engine plant for production of fuel-efficient engines is also contemplated under the joint venture agreement. Jaguar Land Rover also recently opened a new manufacturing facility in Brazil, which manufactures the Evoque and Discovery Sport for the Brazilian market.

Tata Motors (SA) (Proprietary) Limited, our joint venture with Tata Africa Holdings (SA) (Proprietary) Ltd.for the manufacture and assembly operations of our LCVs and M&HCVs in South Africa, owns and operates a manufacturing facility located in Rosslyn, South Africa.

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

The United Nations 21st Conference on Climate Change, Conference of the Parties, or COP 21, was held in Paris from November 30, 2015 to December 11, 2015. The Honorable Prime Minister Narendra Modi highlighted India’s commitment to reduce its emission intensity to 33% to 35% by 2030 compared to 2005 levels, through nationally determined development measures and priorities.

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

Moreover, we use refrigerants such as R134A in our products in order to minimize our contribution toward greenhouse gas emissions. We also ensure that no refrigerant is released to the atmosphere during any service, repair and maintenance of the air-conditioning systems of our vehicles by first recovering the refrigerant charge before the system is serviced and recharged. In addition, since 2009, we have voluntarily disclosed fuel-efficiency information for our passenger vehicles in India in accordance with a decision by SIAM. We are also continually in the process of developing products to meet the current and future emission norms in India and other countries. For example, we offer products which meet the Bharat Stage III and Bharat Stage IV norms in India and Euro V norms in International markets.

We also strive to increase the proportion of energy sourced from renewables. As one of our prime objectives, we have endeavored to incorporate environmentally sound practices in our processes, products and services. Our manufacturing facilities at Pune, Jamshedpur, Lucknow, Sanand, Dharwad and Pantnagar in India each have an Environmental Management System in place and have achieved ISO-14001 certification. We have been implementing various Environment Management Programs on energy conservation such as reduction in electricity and fuel consumption with resulting reductions in greenhouse gas emissions. We are actively working toward a shift to gas fuels to meet process heat requirements.

Jaguar Land Rover

Our production facilities are subject to a wide range of environmental, health and safety requirements. These requirements address, among other things, air emissions, wastewater discharges, accidental releases into the environment, human exposure to hazardous materials, the storage, treatment, transportation and disposal of wastes and hazardous materials, the investigation and clean-up of contamination, process safety and the maintenance of safe conditions in the workplace. Many of our operations require permits and controls to monitor or prevent pollution. We have incurred, and will continue to incur, substantial ongoing capital and operating expenditures to ensure compliance with current and future environmental, health and safety laws and regulations or their more stringent enforcement. Violations of these laws and regulations could result in the imposition of significant fines and penalties, the suspension, revocation or non-renewal of our permits, or the closure of our plants. Other environmental, health and safety laws and regulations could impose restrictions or onerous conditions on the availability or the use of raw materials we need for our manufacturing process. Violations of these laws and regulations may occur, among other ways, from errors in monitoring emissions of hazardous or toxic substances from our vehicles or production sites into the environment, such as our use of incorrect methodologies or defective or inappropriate measuring equipment, errors in manually capturing results, or other mistaken or unauthorized acts of our employees, suppliers or agents.

Our manufacturing process results in the emission of greenhouse gases such as CO2. We expect requirements to reduce greenhouse gasses to become increasingly more stringent and costly to address over time. For example, the European Union Emissions Trading Scheme, or EUETS, a systemwide scheme in the European Union in which allowances to emit greenhouse gases are issued and traded, is now in Phase 3 (2013 to 2020) and applies to our three manufacturing facilities. We have managed our EUETS allowances during previous phases of the EUETS scheme and use these remaining allowances from these earlier phases to meet our compliance requirements. The automotive sector has also been given recognition of being at risk of “carbon leakage” in accordance with the EUETS rules. This means that we will receive an increase in free allowances from 2015 and 2019. As a consequence of these actions, we currently project that we will reach the end of Phase 3 without the need to purchase EUETS carbon allowances. In Phase 4 of the scheme from 2020 to 2027, free allowances will be completely phased out by 2027 for all organizations in the EUETS scheme, so we project that we will be required to purchase EUETS allowances in Phase 4 of the scheme, potentially at a substantial cost.

We have a Climate Change Agreement, or CCA, in the United Kingdom which covers our manufacturing energy use. This requires us to deliver a 15% reduction in energy use per vehicle by 2020 compared to the 2008 baseline. Our projections show that we are on track to achieve this target and consequently will not need to purchase carbon allowances under this scheme.

We are also registered as a participant in the Carbon Reduction Commitment Energy Efficiency Scheme, or CRC Scheme, which regulates emissions from electricity and gas use, primarily in our non-vehicle manufacturing activities in the United Kingdom. We will be purchasing allowances under this scheme during 2016 for the emissions in Fiscal 2015.

The Department of Energy and Climate Change of the United Kingdom has recently issued a consultation on potential changes to the energy taxation regime in the United Kingdom. The U.K.’s treasury department has advised that the envisaged changes need to be cost neutral and should not result in a decrease in the revenues raised from the schemes. These changes may lead to elimination of the CRC Scheme and amendments to the CCA. Jaguar Land Rover has worked with the Society of Motor Manufacturers and Traders to compile and submit a response to the consultation. These changes may result in an increased cost of compliance to our business.

Many of our sites have an extended history of industrial activity. We may be required to investigate and remediate contamination at those sites, as well as properties we formerly operated, regardless of whether we caused the contamination or whether the activity causing the contamination was legal at the time it occurred. For example, some of our buildings at our Solihull plant and other plants in the United Kingdom are undergoing an asbestos-removal program in connection with ongoing refurbishment and rebuilding. In connection with contaminated properties, as well as our operations generally, we also could be subject to claims by government authorities, individuals and other third parties seeking damages for alleged personal injury or property damage resulting from hazardous substance contamination or exposure caused by our operations, facilities or products. The discovery of previously unknown contamination, or the imposition of new obligations to investigate or remediate contamination at our facilities, could result in substantial unanticipated costs. We could be required to establish or substantially increase financial reserves for such obligations or liabilities, and, if we fail to accurately predict the amount or timing of such costs, the related adverse impact on our business, financial condition or results of operations could be material.

Production Capacity

The following table shows our production capacity as at March 31, 2016 and production levels by plant and product type in Fiscal 2016 and 2015:

	As at March 31, 2016	Year ended March 31,
	Production Capacity	2016	2015
		Production (Units)
Tata Motors Plants in India[1]
Medium and heavy commercial vehicles, light commercial vehicles, utility vehicles and passenger cars	1,588,784	466,622	458,339
Jaguar Land Rover2 5
Utility vehicles, passenger cars	770,812	559,880	470,536
Other subsidiary companies’ plants (excluding Jaguar Land Rover)[3]
Medium and heavy commercial vehicles, buses, bus bodies and pickup trucks	57,000	20,237	23,670
Joint operations[4] (Passenger Vehicles)	100,000	29,931	32,298

1.	This refers to estimated production capacity on a double-shift basis for all plants (except the Uttarakhand plant for which capacity is on a three-shift basis) for the manufacture of vehicles and replacement parts.
2.	Production capacity is on a three-shift basis.
3.	The plants are located in South Korea, Morocco, South Africa and Thailand. Production capacity of plants at Morocco are on a single-shift basis.
4.	Excludes production of engines/powertrains.
5.	Includes capacity at Chery Jaguar Land Rover Automotive Company Limited.

Properties

We produce vehicles and related components and carry out other businesses through various manufacturing facilities. In addition to our manufacturing facilities, our properties include sales offices and other sales facilities in major cities, repair service facilities and research and development facilities.

The following table sets forth information, with respect to our principal facilities, a substantial portion of which are owned by us as at March 31, 2016. The remaining facilities are on leased premises.

Location	Facility or Subsidiary / Joint Operations Name	Principal Products or Functions
India
In the State of Maharashtra
Pune (Pimpri, Chinchwad, Chikhali[1], Maval)	Tata Motors Limited	Automotive vehicles, components and research and development
Pune (Chinchwad)	TAL Manufacturing Solutions Ltd.	Factory automation equipment and services
Pune (Hinjewadi)[1]	Tata Technologies Ltd.	Software consultancy and services
Mumbai, Pune	Tata Motors Limited/Concorde Motors (India) Ltd./Tata Motors Finance Ltd.	Automobile sales and service and vehicle financing
Nagpur[1]	TAL Manufacturing Solutions Ltd.	Production of advanced composite floor beams, including machining of metal fittings for Boeing 787 Dreamliner
Satara	Tata Cummins Pvt. Ltd.	Automotive engines
Pune (Ranjangaon)	Fiat India Automobiles Pvt. Ltd.	Automotive vehicles and components

In the State of Jharkhand
Jamshedpur	Tata Motors Limited	Automotive vehicles, components and research and development
Jamshedpur	TML Drivelines Ltd.	Axles and transmissions for M&HCVs
Jamshedpur	Tata Cummins Pvt. Ltd.	Automotive engines

In the State of Uttar Pradesh
Lucknow[1]	Tata Motors Limited	Automotive vehicles, parts and research and development
	Tata Marcopolo Motors Ltd.	Bus bodies
In the State of Karnataka
Dharwad	Tata Motors Limited	Automotive vehicles, components, spare parts and warehousing
	Tata Marcopolo Motors Ltd.	Bus body manufacturing
Bengaluru[2]	Concorde Motors (India) Ltd.	Automobile sales and service

In the State of Uttarakhand
Pantnagar[1]	Tata Motors Limited	Automotive vehicles and components

In the State of Gujarat
Sanand	Tata Motors Limited	Automotive vehicles and components

Rest of India
Hyderabad[2] & Chennai[1]	Concorde Motors (India) Ltd.	Automobile sales and service
Cochin, Delhi	Concorde Motors (India) Ltd.	Automobile sales and service
Various other properties in India	Tata Motors Limited/Tata Motors Finance Ltd.	Vehicle financing business (office/ residential)
Outside India
Singapore	Tata Technologies Pte Ltd.	Software consultancy and services

Location	Facility or Subsidiary / Joint Operations Name	Principal Products or Functions
Republic of South Korea	Tata Daewoo Commercial Vehicles Co. Ltd	Automotive vehicles, components and research and development
Thailand	Tata Motors (Thailand) Ltd.	Pick-up trucks
	Tata Technologies (Thailand) Ltd.	Software consultancy and services
United Kingdom	Tata Motors European Technical Centre	Engineering consultancy and services
United Kingdom	INCAT International PLC, Tata Technologies Europe Ltd and Cambric UK Ltd	Software consultancy and services
United Kingdom
Solihull	Jaguar Land Rover Holdings Limited	Automotive vehicles and components
Castle Bromwich	Jaguar Land Rover Limited	Automotive vehicles and components
Halewood	Jaguar Land Rover Limited	Automotive vehicles and components
Gaydon	Jaguar Land Rover Holdings Limited	Research and product development
Whitley	Jaguar Land Rover Limited	Headquarters and research and product development
Wolverhampton	Jaguar Land Rover Limited	Engine manufacturing
Spain	Tata Hispano Motors Carrocera S.A.	Bus body service
Morocco	Tata Hispano Motors Carrocerries Maghreb SA	Bus body manufacturing and service
South Africa	Tata Motors (SA) (Proprietary) Limited	Manufacture and assembly operations of vehicles
Indonesia	PT Tata Motors Indonesia	Distribution of vehicles
Italy	Trilix Srl.	Automotive design and engineering

Rest of the world
Various (e.g. United States, United Kingdom, China, Europe, Australia)	Tata Technologies Ltd.	Software consultancy and services
	Jaguar Land Rover[3]	National sales companies
Regional sales offices

Note:	Excludes facilities held by our joint ventures, including the manufacturing plant held by Jaguar Land Rover Automotive Company Limited.
1.	Land at each of these locations is held under an operating lease.
2.	Some of the facilities are held under an operating lease and some are owned.
3.	National sales companies are held by various subsidiaries of the Jaguar Land Rover group of companies.

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

Overview

In Fiscal 2016, our total revenue (net of excise duties), including finance revenues, increased by 2.7% to Rs.2,697,422 million from Rs.2,625,265 million in Fiscal 2015. We recorded net income (excluding the share attributable to non-controlling interests) of Rs.95,883 million in Fiscal 2016, representing a decrease by 25.3% or Rs.32,408 million over net income in Fiscal 2015 of Rs.128,291 million.

Automotive operations

Automotive operations are our most significant segment, accounting for 99.5% of our total revenues in each of Fiscal 2016, 2015, and 2014. In Fiscal 2016, revenue from automotive operations before inter-segment eliminations was Rs.2,683,327 million, as compared to Rs.2,612,303 million in Fiscal 2015 and Rs.2,329,582 million in Fiscal 2014.

Our automotive operations include:

•	All activities relating to the development, design, manufacture, assembly and sale of vehicles, as well as related spare parts and accessories;

•	Distribution and service of vehicles; and

•	Financing of our vehicles in certain markets.

Our automotive operations segment is further divided into Tata and other brand vehicles (including financing thereof), and Jaguar Land Rover. In Fiscal 2016, Jaguar Land Rover contributed 81.7% of our total automotive revenue compared to 82.9% in Fiscal 2015 and 81.3% in Fiscal 2014 (before intra-segment elimination) and the remaining 18.3% was contributed by Tata and other brand vehicles in Fiscal 2016 compared to 17.1% in Fiscal 2015 and 18.7% in Fiscal 2014. Jaguar Land Rover revenue includes a translation loss from GBP to Indian rupees. For further detail see Item 5.A “—Operating Results—Fiscal 2016 Compared to Fiscal 2015—Revenue.”

Other Operations

Our other operations business segment mainly includes information technology services, machine tools and factory automation solutions. Our revenue from other operations before inter-segment eliminations was Rs.29,116 million in Fiscal 2016, an increase of 7.2% from Rs.27,152 million in Fiscal 2015. Revenues from other operations represented 1.1%, 1.0% and 1.1% of our total revenues, before inter-segment eliminations, in Fiscal 2016, 2015 and 2014, respectively. Earnings before other income, interest and tax before inter-segment eliminations (segment earnings), were Rs.4,212 million in Fiscal 2016 and Rs.3,448 million and Rs.2,634 million in Fiscal 2015 and 2014, respectively.

Geographical breakdown

We have pursued a strategy of increasing exports of Tata and other brand vehicles to new and existing markets. Improved market sentiment in certain countries to which we export and a strong portfolio of Jaguar Land Rover vehicles have enabled us to increase sales in these international markets in Fiscal 2016. Sales in Europe have overtaken those in China, and Europe has become our second largest single market in terms of volume, after India. Sales in Europe increased by 45.2% in Fiscal 2016, in terms of volume. Besides, Jagaur Land Rover, TDCV, our subsidiary in South Korea, and TTL, our specialized subsidiary engaged in engineering, design and information technology services, contributes to our revenue from international markets. The proportion of our net sales earned from markets outside of India has decreased marginally to 84.7% in Fiscal 2016 from 86.2% in Fiscal 2015, due to growth in revenues from India. Our net sales do not include revenues of the China Joint Venture (which commenced operations in Q3 of Fiscal 2015), as the China Joint Venture is an equity accounted investee.

The following table sets forth our revenue from our key geographical markets:

	Year ended March 31,
	2016		2015		2014
Revenue	Rs. in million	Percentage	Rs. in million	Percentage	Rs. in million	Percentage
India	411,399	15.2%	361,206	13.8%	364,591	15.6%
China	494,359	18.3%	758,085	28.9%	656,138	28.0%
United Kingdom	448,389	16.6%	351,527	13.4%	290,162	12.4%
United States of America	435,932	16.2%	314,009	12.0%	266,436	11.4%
Rest of Europe	415,022	15.4%	317,303	12.1%	292,378	12.4%
Rest of the World	492,321	18.3%	523,135	19.8%	472,056	20.2%

Total	2,697,422	100%	2,625,265	100%	2,341,761	100%

The “Rest of Europe” market is geographic Europe, excluding the United Kingdom and Russia. The “Rest of the World” market is any region not included above.

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

•

Excise duties and sales tax rates. In India, the excise and sales tax rate structures affect the cost of vehicles to the end user and, therefore, impact demand significantly. For a detailed discussion regarding tax rates applicable to us, please see Item 4.B “—Business Overview—Government Regulations—Excise Duty”.

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

•

Foreign Currency Rates. Our operations and our financial position are quite sensitive to fluctuations in foreign currency exchange rates. Jaguar Land Rover earns significant revenue in the United States, Europe and China, and also sources a significant portion of its input material from Europe. Thus, any exchange rate fluctuations of GBP to Euro, GBP to U.S. dollar and GBP to other currencies would affect our financial results. We have significant borrowings in foreign currencies denominated mainly in U.S. dollars. Our consolidated financial results are affected by foreign currency exchange fluctuations through both translation and transaction risks. Changes in foreign currency exchange rates may positively or negatively affect our revenues, results of operations and net income. To the extent that our financial results for a particular period will be affected by changes in the prevailing exchange rates at the end of the period, such fluctuations may have a substantial impact on comparisons with prior periods. Furthermore, Jaguar Land Rover constitutes a major portion of consolidated financial position, the figures of which are translated into Indian rupees. However, the translation effect is a reporting consideration and does not impact our underlying results of operations. Please see Item 11 “Quantitative and Qualitative Disclosures About Market Risk” and Note 35(d)(i) – (a) to our consolidated financial statements included elsewhere in this annual report on Form 20-F for further detail on our exposure to fluctuations in foreign currency exchange rates.

•

Political and Regional Factors. As with the rest of the automotive industry, we are affected by political and regional factors. For a detailed discussion regarding these risks, please see Item 3.D “Key Information—Risk Factors—Political and Regulatory Risks.”

Results of operations

The following table sets forth selected items from our consolidated statements of income for the periods indicated and shows these items as a percentage of total revenues:

	Percentage of Total Revenue
	Year ended March 31,						Percentage Change
	2016		2015		2014		2015 to 2016	2014 to 2015
Total revenues	100%		100%		100%		2.7%	12.1%
Raw materials, components and purchase of product for sale (including change in inventories of finished goods & work-in-progress)	59.7		61.0		61.7		0.7	10.8
Employee cost	10.7		9.5		9.1		15.1	17.1
Other expenses	21.7		20.8		21.3		7.2	9.4
Provision for loss of inventory (net of insurance recoveries)	0.6		—		—		100.0	—
Depreciation and amortization	6.2		5.1		4.7		25.0	21.8
Expenditure capitalized	-6.2		-5.8		-5.8		8.9	13.3
Other (income)/ loss (net)	-0.1		-0.4		-0.3		-72.8	48.8
Interest income	-0.3		-0.3		-0.3		6.2	1.6
Interest expense (net)	1.8		2.0		2.3		-8.3	-1.6
Foreign exchange (gain) / loss (net)	1.4		0.5		-0.8		203.4	166.4
Impairment of an equity accounted investee	—		—		0.3		—	-100.0
Share of (profit) / loss of equity accounted investees	-0.2		0.1		0.1		-430.3	-6.9
Net income before tax	4.6		7.5		7.7		-37.3	10.5
Income tax expense	-1.0		-2.6		-2.1		-60.2	43.4
Net income	3.6		4.9		5.6		-25.0	-1.6
Net income attributable to shareholders of Tata Motors Limited	3.6		4.9		5.6		-25.3	-1.9
Net income attributable to non-controlling interests	—	*	—	*	—	*	25.0	71.4

*	Less than 0.1

The following table sets forth selected data regarding our automotive operations (Tata and other brand vehicles (including financing thereof) and Jaguar Land Rover) for the periods indicated and the percentage change from period-to-period (before inter-segment eliminations):

	Year ended March 31,			Percentage Change
	2016	2015	2014	2015 to 2016	2014 to 2015
Total Revenues (Rs. million)	2,683,327	2,612,303	2,329,582	2.7	12.1
Earnings before other income, interest and tax (Rs. million)	191,195	244,551	207,396	-21.8	17.9
Earnings before other income, interest and tax (% to total revenue)	7.1%	9.4%	8.9%

The following table sets forth selected data regarding our other operations for the periods indicated and the percentage change from period-to-period (before inter-segment eliminations):

	Year ended March 31,			Percentage Change
	2016	2015	2014	2015 to 2016	2014 to 2015
Total Revenues (Rs. million)	29,116	27,152	24,989	7.2	8.7
Earnings before other income, interest and tax (Rs. million)	4,212	3,448	2,634	22.2	30.9
Earnings before other income, interest and tax (% to total revenue)	14.5%	12.7%	10.5%

Fiscal 2016 Compared to Fiscal 2015

Revenue

Our total consolidated revenue (net of excise duty, where applicable), including finance revenue, increased by 2.7% to Rs.2,697,422 million in Fiscal 2016 from Rs.2,625,265 million in Fiscal 2015.

The increase in revenue was driven by both Tata brand vehicles in India and our Jaguar Land Rover business. The revenue of our Tata brand vehicles increased by 9.6% to Rs.490,344 million in Fiscal 2016 from Rs.447,218 million in Fiscal 2015 due to increased volumes of M&HCV. The revenue of our Jaguar Land Rover business increased by 1.3% to Rs.2,193,059 million in Fiscal 2016 from Rs.2,165,673 million in Fiscal 2015, primarily due to volume increases driven by the success of new products we launched, such as the Discovery Sport and the XE, as well as strong growth in the United Kingdom, North America and European markets. The increase in revenue also reflects an increase on account of foreign currency translation gain from GBP to Indian rupees of Rs.2,087 million pertaining to Jaguar Land Rover. The increase in revenue of Rs.25,299 million at our Jaguar Land Rover business (excluding translation impact) was mainly attributable to an increase in sales of Land Rover from 394,945 units in Fiscal 2015 to 441,979 units in Fiscal 2016, an increase of 11.9%, which was supplemented by an increase in sales of Jaguar-brand vehicles to 102,106 units in Fiscal 2016 from 78,083 units in Fiscal 2015, an increase of 30.8%.

Our revenues from sales of vehicles and spares manufactured in India increased by 17.0% to Rs.423,698 million in Fiscal 2016 from Rs.362,214 million in Fiscal 2015. The increase was mainly attributable to increased revenues of M&HCVs in India, which increased by 31.8% to Rs.219,097 million in Fiscal 2016 from Rs.166,263 in Fiscal 2015, primarily due to replacement of fleet vehicles, supported by stable freight rates across key routes, lower fuel prices, higher load factor and renewal of mining activities in certain states of India. Such increase in revenue was partially offset by the decrease in revenue of LCVs, which decreased by 14.6% to Rs.58,860.7 million in Fiscal 2016 from Rs.68,890 million in Fiscal 2015. Furthermore, revenue attributable to passenger cars decreased by 10.7% to Rs.33,224.4 million in Fiscal 2016 from Rs.37,196 million in Fiscal 2015, and revenue attributable to utility vehicles decreased by 20.3% to Rs.10,399.7 million in Fiscal 2016 from Rs.13,051 million in Fiscal 2015

Revenue from our vehicle financing operations marginally declined by 1.3% to Rs.22,319 million in Fiscal 2016, as compared to Rs.22,631 million in Fiscal 2015.

Revenue attributable to TDCV, our subsidiary company engaged in design, development and manufacturing of M&HCVs, decreased by 13.2% to Rs.47,742 million in Fiscal 2016 from Rs.55,016 million in Fiscal 2015, primarily due to lower export sales, which was partially offset by an increase in domestic volumes. Factors, such as low-oil prices, local currency depreciation against the U.S. dollar, new statutory regulations to reduce imports, slowdown in the Chinese economy, which impacted commodity-exporting countries, and increased dealer inventory, adversely impacted TDCV’s exports in major markets, such as Algeria, Russia, Vietnam, South Africa and Gulf Cooperation Council, or GCC, countries.

Revenue from other operations, before inter-segment eliminations, increased by 7.2% to Rs.29,116 million in Fiscal 2016 from Rs.27,152 million in Fiscal 2015, and represents 1.1% and 1.0% of our total revenues, before inter-segment eliminations, in Fiscal 2016 and 2015, respectively.

Cost and Expenses

Raw Materials, Components and Purchase of Products for Sale (including change in inventories of finished goods and work-in-progress) (material costs)

Material costs increased marginally by 0.7% to Rs.1,611,639 million in Fiscal 2016 from Rs.1,601,056 million in Fiscal 2015.

At our Jaguar Land Rover operations, material costs in Fiscal 2016 marginally decreased by 0.8% to Rs.1,293,304 million from Rs.1,304,221 million in Fiscal 2015. Material costs attributable to our Jaguar Land Rover operations had decreased by Rs.10,917 million in Fiscal 2016 mainly due to a positive movement of foreign currency rates applicable for sourcing countries and a decrease in duties of GBP 593 million, primarily due to a decrease in sales in China, which partially offset increases in material costs, primarily due to changes in product mix and higher volumes. Material costs at our Jaguar Land Rover operations as a percentage of revenue decreased to 59.2% in Fiscal 2016 from 60.3% in Fiscal 2015 (in GBP terms).

Material costs for Tata and other brand vehicles has also increased by 7.5% to Rs.313,172 million in Fiscal 2016 from Rs.291,206 million in Fiscal 2015, primarily due to increase in volumes. However, material costs as a percentage of total revenue (excluding finance revenue) decreased to 66.9% in Fiscal 2016, as compared to 68.6% in Fiscal 2015, primarily due to favorable product mix leading to higher contribution margin.

At our India operations, material costs have increased by 28.7% to Rs.143,924 million in Fiscal 2016, as compared to Rs.111,823 million in Fiscal 2015 for M&HCVs, which was partially offset by a decrease in the material costs for LCVs by 4.9% to Rs.40,439 million in Fiscal 2016, as compared to Rs.42,531 million in Fiscal 2015. In the passenger vehicle segment, material costs for passenger cars decreased by 8.7% to Rs.29,183 million in Fiscal 2016, as compared to Rs.31,957 million in Fiscal 2015 and for utility vehicles, by 24.0% to Rs.8,529 million in Fiscal 2016, as compared to Rs.11,228 millions in Fiscal 2015.

Material costs have decreased by 20.5% to Rs.31,159 million in Fiscal 2016, as compared to Rs.39,177 million in Fiscal 2015 for TDCV, primarily due to lower volumes particularly in the export market. The decrease was partially offset by an unfavorable foreign currency translation from KRW to Indian rupees of Rs.728 million. As a percentage of total revenue, material cost decreased to 65.3% in Fiscal 2016, compared to 71.2% in Fiscal 2015. Increased sales prices of models that comply with Euro 6 regulations in the domestic market and a favorable product mix contributed to a higher contribution ratio.

Provision for Loss of Inventory

On August 12, 2015, a series of explosions caused widespread damage at the Port of Tianjin in China, one of three major locations in China through which Jaguar Land Rover imports its vehicles. A provision of Rs.16,384 million (GBP 157 million) (net of insurance recoveries of Rs.5,342 million (GBP 55 million)) has been recognised against the carrying value of inventory for the damage due to explosion at the port of Tianjin in China. We may have additional claims for insurance recoveries in future.

Employee Costs

Our employee costs increased by 15.1% in Fiscal 2016 to Rs.288,117 million from Rs.250,401 million in Fiscal 2015, including the foreign currency translation impact from GBP to Indian rupees discussed below. Our permanent headcount increased by 4.2% as at March 31, 2016 to 76,598 employees from 73,485 employees as at March 31, 2015, primarily due to new production facilities and research and development centers at Jaguar Land Rover, and the average temporary headcount remain flat at 40,205 employees in Fiscal 2016 from 40,213 employees in Fiscal 2015.

The employee cost at Jaguar Land Rover increased by 17.6% to Rs.228,730 million in Fiscal 2016 from Rs.194,467 million in Fiscal 2015. This increase includes an unfavorable foreign currency translation from GBP to Indian rupees of Rs.546 million. In GBP terms, employee costs at Jaguar Land Rover increased to GBP 2,321 million in Fiscal 2016 from GBP1,977 million in Fiscal 2015. The employee cost at Jaguar Land Rover as a percentage to revenue increased to 10.5% in Fiscal 2016 from 9.0% in Fiscal 2015. Due to consistent increases in volumes and to support new launches and product development projects, Jaguar Land Rover increased its average permanent headcount by 19.6% in Fiscal 2016 to 29,789 employees from 24,902 employees in Fiscal 2015. However, the average temporary headcount was flat at 7,216 employees in Fiscal 2016 from 7,225 employees in Fiscal 2015. Total number of permanent employees as at March 31, 2016 was 30,750, as compared to 27,004 as at March 31, 2015 for Jaguar Land Rover.

The employee cost for Tata and other brand vehicles (including financing thereof) increased by 6.6% to Rs.46,836 million in Fiscal 2016 from Rs.43,922 million in Fiscal 2015.

For our India operations, employee costs increased marginally by 0.8% to Rs.36,834 million in Fiscal 2016 from Rs.36,547 million in Fiscal 2015, mainly due to regular annual increases in salary. However, the permanent headcount decreased marginally by 2.9% as at March 31, 2016 to 36,177 employees from 37,243 employees as at March 31, 2015, which was mainly driven by efforts to rationalize employee costs across our India operations. However, the average temporary headcount increased by 13.9% to 31,625 employees in Fiscal 2016 from 27,772 employees in Fiscal 2015, mainly due to increase in M&HCV volumes.

Employee costs at TDCV increased by 64.0% to Rs.7,370 million in Fiscal 2016 from Rs.4,493 million in Fiscal 2015. During Fiscal 2015, TDCV reduced employee costs by write back of a provision of Rs.2,643 million due to the resolution of the lawsuit filed by TDCV union employees. After adjusting for the write back in Fiscal 2015, employee costs increased marginally by 3.3%.

In Fiscal 2016, we closed the manufacturing operations at Tata Hispano Motors Carrocerries Maghreb, or Hispano Maghreb, and paid Rs.223 million as employee separation costs. The closure was triggered by sustained underperformance that was mainly attributable to challenging market conditions in the regions where Hispano Maghreb operates.

Other Expenses

Other expenses increased by 7.2% to Rs.585,321 million in Fiscal 2016 from Rs.545,910 million in Fiscal 2015. This increase reflects an unfavorable foreign currency translation of GBP to Indian rupees of Rs.818 million pertaining to Jaguar Land Rover. As a percentage of total revenues, these expenses increased to 21.7% in Fiscal 2016 from 20.8% in Fiscal 2015. The major components of expenses are as follows:

				Percentage of Total Revenue
	Year ended March 31,		Change	Year ended March 31,
	2016	2015		2016	2015
	(Rs. in millions)
Freight and transportation expenses	103,351	84,309	22.6%	3.8%	3.2%
Works operation and other expenses	223,315	213,280	4.7	8.3	8.1
Publicity	87,685	85,773	2.2	3.3	3.3
Allowance for trade and other receivables, and finance receivables	15,319	25,597	-40.2	0.6	1.0
Warranty and product liability expenses	67,539	60,266	12.1	2.5	2.3
Research and development expenses	34,688	28,515	21.6%	1.3%	1.1%

1.	The increase in freight and transportation expenses corresponds to an increase in volumes at both Tata brand vehicles and Jaguar Land Rover operations, predominantly on account of increased sales of M&HCV and growth in North America and Europe and the United Kingdom, respectively, on an annual basis.

2.	Our works operation and other expenses represented 8.3% and 8.1% of total revenue in Fiscal 2016 and 2015, respectively. On absolute terms, the expenses have increased by 4.7% to Rs.223,315 million in Fiscal 2016 from Rs.213,280 million in Fiscal 2015. These mainly relate to volume-related expenses at Jaguar Land Rover and Tata Motors. Engineering expenses at Jaguar Land Rover have increased, reflecting our increased investment in the development of new vehicles by 6.4% to Rs.65,054 million in Fiscal 2016 from Rs.61,127 million in Fiscal 2015. A significant portion of these costs are capitalized and shown under the line item “expenditure capitalized” discussed below.

3.	Publicity expenses remains flat at 3.3% of our total revenues in Fiscal 2016 and 2015. In addition to routine product and brand campaigns, we incurred expenses relating to new product introduction campaigns in Fiscal 2016, namely the new Jaguar XE, the all new Jaguar XF, the refreshed 2016 model year Jaguar XJ, new Jaguar F-PACE and the Range Rover Evoque (including convertible) at Jaguar Land Rover, and the SIGNA range of trucks, the Ace Mega and the “Made of Great” campaign and auto expo at our India operations.

4.	Our allowance for trade and other receivables represented 0.6% and 1.0% of total revenues in Fiscal 2016 and Fiscal 2015, respectively. The allowances for finance receivables mainly relate to India operations. These mainly reflect provisions for the impairment of vehicle loans of Rs.8,600 million for Fiscal 2016 as compared to Rs.23,226 million for the same period in 2015. The decrease in provision is mainly due to improved financing (more M&HCV and lower loan-to-value ratio) during the year and increased collections. Based on our assessment of non-recoverability of overdues in trade and other receivables, we have recorded a provision of Rs.6,719 million in Fiscal 2016, compared to a provision of Rs.2,371 million in Fiscal 2015, increased mainly at Jaguar Land Rover due to certain doubtful debts.

5.	Warranty and product liability expenses represented 2.5% and 2.3% of our total revenues in Fiscal 2016 and Fiscal 2015, respectively. The warranty expenses at Jaguar Land Rover represented 2.86% of the revenue as compared to 2.57% last year whereas for Tata Motors Indian operations these represent 1.16% of revenue as compared to 1.17% last year. In May 2016, an industry-wide passenger airbag safety recall was announced in the United States by the NHTSA in respect of airbags from Takata. Certain front-passenger airbags from Takata are installed in vehicles sold by Jaguar Land Rover Group. Accordingly, we recognized an additional provision of Rs.6,415 million (GBP 67 million) for the estimated cost of repairs in Fiscal 2016. Please refer to Item 5.A “—Critical Accounting Policies” of this annual report for further details.

6.	Research and product development costs represent research costs and costs pertaining to minor product enhancements, refreshes and upgrades to existing vehicle models. These represented 1.3% of total revenues for Fiscal 2016 as compared to 1.1% in Fiscal 2015.

Expenditure capitalized

This represents employee costs, stores and other manufacturing supplies and other works expenses incurred mainly toward product development projects. Considering the nature of our industry, we continually invest in the development of new products and invest to address safety, emission and other regulatory norms. The expenditure capitalized increased by 8.9% to Rs.166,783 million in Fiscal 2016 from Rs.153,218 million in Fiscal 2015. The increase includes a favorable foreign currency translation impact from GBP to Indian rupees of Rs.363 million pertaining to Jaguar Land Rover. These reflect expenditures on new products and other major product development plans.

Depreciation and Amortization

Our depreciation and amortization expenses increased by 25.0% in Fiscal 2016, the breakdown of which is as follows:

	Year ended March 31,
	2016	2015
	(Rs. in millions)
Depreciation	79,643	65,398
Amortization	88,432	69,098

Total	168,075	134,496

The increase in depreciation and amortization expenses includes an unfavorable foreign currency translation from GBP to Indian rupees of Rs.580 million pertaining to Jaguar Land Rover. The increase in depreciation expenses was primarily due to full-year depreciation of the new engine plant at the Wolverhampton facility in the United Kingdom and expenses attributable to plant and equipment and tooling, which are mainly toward capacity and new products. The amortization expenses for Fiscal 2016 mainly related to product development costs capitalized and new products introduced during this period namely the XE, the F-PACE, the new XF and the 2016 model year Evoque. Depreciation and amortization expenses represented 6.2% and 5.1% of total revenues in Fiscal 2016 and Fiscal 2015, respectively.

Other income (net)

There was a net gain of Rs.3,136 million in Fiscal 2016, as compared to Rs.11,508 million in Fiscal 2015, representing a decrease of 72.8%.

i.	The loss on change in the fair value of commodity derivatives mainly at Jaguar Land Rover increased to Rs.11,555 million in Fiscal 2016, as compared to Rs.3,627 million in Fiscal 2015, primarily due to the significant fall in commodity prices of major commodities, including aluminum, copper and platinum.

ii.	We recorded a loss on a sale of assets and assets written off of Rs.9,477 million in Fiscal 2016, as compared to Rs.3,512 million in Fiscal 2015. In Fiscal 2016, certain product development in progress were identified for write off.

iii.	Gain on sale of available-for-sale investments increased to Rs.1,814 million in Fiscal 2016, as compared to Rs.1,195 million in Fiscal 2015.

iv.	Miscellaneous income increased by 28.1% to Rs.21,908 million in Fiscal 2016 from Rs.17,101 million in Fiscal 2015. During Fiscal 2014, legislation was enacted that allows companies in the United Kingdom to elect for the Research and Development Expenditure Credit, or RDEC, on qualifying expenditures incurred since April 1, 2013, instead of the existing super-deduction rules. Accordingly, the amount not relating to capitalized product development expenditure of Rs.3,748 million and Rs.2,909 million for the Fiscal 2016 and 2015, respectively, have been recognized as miscellaneous income. Further, the increase was primarily due to income earned from royalties received from Chery Jaguar Land Rover Automotive Company Ltd. of Rs.2,466 million in Fiscal 2016, as compared to Rs. 503 million in Fiscal 2015.

For further details see Note 30 to our consolidated financial statements included elsewhere in this annual report on Form 20-F.

Interest expense (net)

Our interest expense (net of interest capitalized) decreased by 8.3% to Rs.47,913 million in Fiscal 2016 from Rs.52,232 million in Fiscal 2015. As a percentage of total revenues, interest expense represented 1.8% in Fiscal 2016, compared to 2.0% in Fiscal 2015. The interest expense (net) for Jaguar Land Rover was GBP 90 million (Rs.8,833 million) in Fiscal 2016, as compared to GBP 135 million (Rs.12,779 million) in Fiscal 2015, due to prepayment penalties of GBP 2 million in Fiscal 2016, as compared to GBP 77 million in Fiscal 2015. The decrease (excluding prepayment penalty) in interest expense is primarily due to the prepayment of higher coupon senior notes during Fiscal 2016 and Fiscal 2015, offset by an unfavorable foreign currency translation of Rs.361 million from GBP to Indian rupees. For our operations of Tata and other brand vehicles (including financing thereof), interest expense decreased marginally by 1.0% to Rs.39,249 million in Fiscal 2016 from Rs.39,665 million in Fiscal 2015. This includes mark-to-market on interest rate swaps of Rs. 1171.3 million at TML Holdings Pte Ltd. See Item 5.B “—Liquidity and Capital Resources” of this annual report on Form 20-F for additional details on our debt financing arrangements.

Foreign exchange (gain)/loss (net)

We had a net foreign exchange loss of Rs.38,468 million in Fiscal 2016, compared to Rs.12,681 million in Fiscal 2015. This was primarily attributable to our Jaguar Land Rover operations.

i.	Jaguar Land Rover recorded an exchange loss of Rs.32,837 million in Fiscal 2016, as compared to Rs.11,949 million in Fiscal 2015. We incurred a net exchange loss on senior notes of Rs.5,639 million in Fiscal 2016, as compared to Rs.15,387 million in Fiscal 2015, mainly due to appreciation of the U.S. dollar, as compared to GBP as at March 31, 2016. Further, there was a loss of Rs.13,441 million in Fiscal 2016, as compared to Rs.11,536 million in Fiscal 2015, due to fluctuations in foreign currency exchange rates on derivatives contracts, mainly reflecting a stronger U.S. dollar and Euro, offset by weaker Chinese RMB and emerging market currencies. Furthermore, this also includes a loss on revaluation of other assets and liabilities of Rs.9,166 million in Fiscal 2016, as compared to a gain of Rs.11,195 million in Fiscal 2015.

ii.	For India operations, due to depreciation of the Indian rupee mainly against the U.S. dollar, we incurred exchange losses. There was a net exchange loss of Rs.2,781 million in Fiscal 2016, as compared to Rs.1,777 million in Fiscal 2015, mainly attributable to foreign currency denominated borrowings.

Income Taxes

Our income tax expense decreased by 60.2% to Rs.27,513 million in Fiscal 2016 from Rs.69,150 million in Fiscal 2015, resulting in consolidated effective tax rates of 22.1% and 34.9%, for Fiscal 2016 and 2015, respectively.

Reasons for significant differences in the company’s recorded income tax expense of Rs.27,513 million in Fiscal 2016, as compared to Rs.69,150 million in Fiscal 2015, income tax expense are mainly the following:

i.	During Fiscal 2016, Tata Motors Limited, on a standalone basis, did not recognize a deferred tax asset, amounting to Rs.8,152 million, as compared to Rs.13,844 million in Fiscal 2015, with respect to tax losses, due to the uncertainty of future taxable profit against which tax losses can be utilized.

ii.	Furthermore, during Fiscal 2016, deferred tax assets totaling Rs.5,137 million, as compared to Rs.7,089 million in Fiscal 2015, were not recognized in certain subsidiaries due to uncertainty of realization.

iii.	Income tax expense on undistributed earnings of subsidiaries was Rs.5,402 million in Fiscal 2016, as compared to Rs.7,805 million in Fiscal 2015.

iv.	In Fiscal 2016, there was a tax credit due to share of profit of equity accounted investees of Rs.1,138 million, (due to profits at our China Joint Venture) as compared to loss of Rs.334 million in Fiscal 2015.

v.	During Fiscal 2016, Tata Motors Limited, on a standalone basis received additional consideration of Rs.3,245 million, from TML Holdings Pte Ltd, a wholly owned subsidiary towards divestment of investments in Fiscal 2014 in a foreign subsidiary. Further, Tata Motors Limited, on a standalone basis divested investments in Sheba Properties Limited, wholly owned subsidiary, to Tata Motors Finance Ltd, a subsidiary, resulting in a profit of Rs.3,304 million. The resultant gain was subject to capital gains tax in India for Tata Motors Limited, on a standalone basis, resulting in utilization of business losses having a tax effect of Rs.550 million.

During Fiscal 2015, TML Holdings Pte Ltd, a wholly-owned subsidiary, repurchased 35,000,000 equity shares, par value US$1 each, at a price of US$7.99 each. The resultant gain was subject to capital gains tax in India for Tata Motors Limited, on a standalone basis, resulting in utilization of business losses having a tax effect of Rs.4,469 million.

vi.	The relevant Indian tax regulations mandate that companies pay tax on book profits, known as the Minimum Alternate Tax, or MAT. MAT may be carried forward and set off against future income tax liabilities computed under normal tax provisions within a period of ten years. We had recognized deferred tax assets in respect of MAT paid in prior years for Tata Motors Limited on a standalone basis.

In Fiscal 2015, the Government of India amended Indian income tax laws extending the concessional tax rate of 15% on dividends received from foreign subsidiaries indefinitely. This amendment will result in lower utilization of deferred tax assets in respect of MAT paid, due to which we have written off previously recognized deferred tax assets in respect of MAT paid of Rs.7,772 million.

vii.	Additional deduction for patent, research and product development cost of Rs.14,494 million in Fiscal 2016, as compared to Rs.7,203 million in Fiscal 2015. During Fiscal 2016, we have applied for tax benefit under patent box regime in the United Kingdom leading to additional benefit of Rs.6,958 million.

viii.	Reduction due to change in statutory tax rate by Rs.2,069 million to Rs.5,931 million in Fiscal 2016 as compared to Rs.8,000 million in Fiscal 2015.

ix.	During Fiscal 2016, tax on dividend from subsidiaries, joint operations, equity accounted investees and available-for-sale investments was Rs.1,345 million, as compared to a credit of Rs.84 million in Fiscal 2015, mainly due to an additional dividend received during Fiscal 2016.

For further details see Note 17 to our consolidated financial statements included elsewhere in this annual report on Form 20-F.

Share of profit of equity-accounted investees and non-controlling interests in consolidated subsidiaries, net of tax

In Fiscal 2016, our share of profit of equity-accounted investees reflected a gain of Rs.5,775 million, as compared to a loss of Rs.1,748 million in Fiscal 2015.

•	Our share of profit (including other adjustments) in Chery Jaguar Land Rover Automotive Company Limited in Fiscal 2016 was Rs.5,781 million, as compared to a loss of Rs.1,213 million in Fiscal 2015.

•	Our share of loss in Tata Hitachi Construction Machinery Co Private Ltd was Rs.421 million in Fiscal 2016, as compared to Rs.768 million in Fiscal 2015.

The share of non-controlling interests in consolidated subsidiaries increased by 25.0% to Rs.989 million in Fiscal 2016 from Rs.791million in Fiscal 2015, primarily due to increased profitability of one of our subsidiaries, TTL.

Net income

Our consolidated net income in Fiscal 2016, excluding shares of non-controlling interests, decreased by 25.3% to Rs. 95,883 million from Rs.128,291 million in Fiscal 2015. Net income as a percentage of total revenues also decreased from 4.9% in Fiscal 2015 to 3.5% in Fiscal 2016. This decrease was mainly the result of the following factors:

•

Earnings before other income, interest and tax for Jaguar Land Rover decreased by 33.8% to Rs.181,763 million in Fiscal 2016 from Rs.274,382 million in Fiscal 2015, which amounted to 8.3% in Fiscal 2016 of sales, as compared to 12.7% in Fiscal 2015.

The decrease in profitability was mainly attributable to softer sales in China, product mix and higher depreciation and amortization. Further, Jaguar Land Rover recorded a provision for loss of inventory (net of insurance recoveries) of Rs.16,384 million (GBP157 million), following the assessment of the physical condition of the vehicles involved in the explosion at the port of Tianjin in China in August 2015. Furthermore, in May 2016, an industry-wide passenger airbag safety recall was announced in the United States by the NHTSA in respect of airbags from Takata. Certain front-passenger airbags from Takata are installed in vehicles sold by Jaguar Land Rover Group. Accordingly, we recognized an additional provision of Rs.6,415 million (GBP 67 million) for the estimated cost of recall in Fiscal 2016.

These were primarily offset by the following factors:

•

Earnings before other income, interest and tax for Tata and other brand vehicles increased to Rs.9,432 million in Fiscal 2016, as compared to a loss of Rs.29,831 million in Fiscal 2015, primarily due to increased volume of M&HCVs.

Fiscal 2015 Compared to Fiscal 2014

Revenue

Our total consolidated revenue (net of excise duty, where applicable), including finance revenue, increased by 12.1% to Rs.2,625,265 million in Fiscal 2015 from Rs.2,341,761 million in Fiscal 2014.

The increase in revenue was primarily driven by our Jaguar Land Rover business, where revenue increased by 14.3% to Rs.2,165,673 million in Fiscal 2015 from Rs.1,894,590 million in Fiscal 2014, due to volume increases across products and markets. The increase in revenue also reflects an increase on account of a foreign currency translation gain from GBP to Indian rupees of Rs.30,187 million pertaining to Jaguar Land Rover. The increase in revenue of Rs.240,896 million at our Jaguar Land Rover business (excluding translation impact) was mainly attributable to an increase in sales of the new Range Rover Sport, Range Rover Evoque and new Range Rover from 223,517 units in Fiscal 2014 to 271,043 units in Fiscal 2015, an increase of 21.3%, which was offset by a marginal reduction in sales of Jaguar-brand vehicles to 78,083 units in Fiscal 2015 from 80,644 units in Fiscal 2014. The increase in revenue pertaining to Jaguar Land Rover in Fiscal 2015 was also attributable to an indirect tax incentive by Jaguar Land Rover of Rs.13,054 million as compared to Rs.8,463 million in Fiscal 2014.

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

At our Jaguar Land Rover operations, material costs in Fiscal 2015 increased by 13.0% to Rs.1,304,221 million from Rs.1,154,510 million in Fiscal 2014. Material costs at our Jaguar Land Rover operations as a percentage of revenue decreased to 60.3% in Fiscal 2015 from 61.4% in Fiscal 2014 (in GBP terms). Material costs attributable to our Jaguar Land Rover operations increased by Rs.107,668 million in Fiscal 2015 due to an increase in volume of sales and an increase in duties by Rs.13,340 million, mainly due to increased sales to China. However, as a percentage of revenue attributable to our Jaguar Land Rover operations, duties decreased from 10.4% in Fiscal 2014 to 9.9% in Fiscal 2015, due to an increase in sales in China of our 2.0 liter engines which attract a lower duty. Furthermore, the decrease in material cost as a percentage to revenue was mainly due to cost reduction programs undertaken by Jaguar Land Rover of approximately GBP 206 million (Rs.20,311 million) and positive movement of foreign currency rates applicable for sourcing countries of GBP 301 million (Rs.29,678 million).

Material costs for Tata and other brand vehicles have also increased by 4.8% to Rs.291,206 million in Fiscal 2015 from Rs.277,820 million in Fiscal 2014. However, material costs as a percentage of total revenue (excluding finance revenue) were 68.6% in Fiscal 2015 and 2014.

At our India operations, material costs have increased by 22% to Rs.111,823 million in Fiscal 2015, as compared to Rs.91,673 million in Fiscal 2014 for M&HCVs and by 17.9% to Rs.31,957 million in Fiscal 2015, as compared from Rs.27,105 million in Fiscal 2014 for passenger cars. Material costs have decreased by 25% to Rs.42,531 million in Fiscal 2015 as compared to Rs.56,684 million in Fiscal 2014 for LCVs and by 13.5% to Rs.11,228 million in Fiscal 2015 as compared from Rs.12,979 million in Fiscal 2014 for utility vehicles.

Material costs have increased by 14.9% to Rs.39,177 million in Fiscal 2015 as compared to Rs.34,102 million in Fiscal 2014 for TDCV, due to increased sales. The increase is also due to an unfavorable foreign currency translation from KRW to Indian rupees of Rs.1,348 million. However, material costs as a percentage of total revenue were 71.2% in Fiscal 2015 and 71.7% in Fiscal 2014.

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

The employee cost at Jaguar Land Rover increased by 21.4% to Rs.194,467 million in Fiscal 2015 from Rs.160,147 million in Fiscal 2014. This increase includes an unfavorable foreign currency translation from GBP to Indian rupees of Rs.3,076 million. In GBP terms, employee costs at Jaguar Land Rover increased to GBP 1,977 million in Fiscal 2015 from GBP1,654 million in Fiscal 2014. The employee cost at Jaguar Land Rover as a percentage to revenue increased to 9.0% in Fiscal 2015 from 8.5% in Fiscal 2014. Due to consistent increases in volumes and to support new launches and product development projects, Jaguar Land Rover increased its average permanent headcount by 7.8% as at March 31, 2015 to 24,902 employees from 23,111 employees as at March 31, 2014, and the average temporary headcount increased by 49.2% to 7,225 employees in Fiscal 2015 from 4,842 employees in Fiscal 2014. The increase in employee cost was also due to wage negotiations in November 2014 for Jaguar Land Rover plant workers. Total number of permanent employees as at March 31, 2015 was 27,004 as compared to 22,186 as at March 31, 2014 for Jaguar Land Rover.

The employee cost for Tata and other brand vehicles (including financing thereof) increased by 2.8% to Rs.43,922 million in Fiscal 2015 from Rs.42,739 million in Fiscal 2014.

For our India operations, employee costs increased by 8.5% to Rs.36,547 million in Fiscal 2015 from Rs.33,672 million in Fiscal 2014. We incurred Rs.930 million in Fiscal 2015 toward an employee early-separation scheme, as compared to Rs.535 million in Fiscal 2014. Excluding the employee early-separation charge, the employee cost increased by 7.5% to Rs.35,617 million in Fiscal 2015 from Rs.33,137 million in Fiscal 2014, mainly due to regular annual increases in salary. The permanent headcount decreased marginally by 3.1% as at March 31, 2015 to 37,243 employees from 38,434 employees as at March 31, 2014, which was driven by efforts to rationalize employee costs across our India operations. For our India operations, the average temporary headcount increased by 3.0% to 27,772 employees in Fiscal 2015 from 26,973 employees in Fiscal 2014.

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

				Percentage of Total Revenue
	Year ended March 31,		Change	Year ended March 31,
	2015	2014		2015	2014
	(Rs. in millions)
Freight and transportation expenses	84,309	75,439	11.8%	3.2%	3.2%
Works operation and other expenses	213,280	186,067	14.6%	8.1%	7.9%
Publicity	85,773	81,425	5.3%	3.3%	3.5%
Allowance for trade and other receivables, and finance receivables	25,597	26,830	-4.6%	1.0%	1.1%
Warranty and product liability expenses	60,266	57,957	4.0%	2.3%	2.5%
Research and development expenses	28,515	25,651	11.2%	1.1%	1.1%

1.	The increase in freight and transportation expenses corresponds to an increase in volumes at our Jaguar Land Rover operations, predominantly on account of increased China sales on an annual basis.

2.	Our works operation and other expenses represented 8.1% and 7.9% of total revenue in Fiscal 2015 and 2014, respectively. These mainly relate to volume-related expenses at Jaguar Land Rover. Furthermore, engineering expenses at Jaguar Land Rover have increased, reflecting our increased investment in the development of new vehicles by 11.8% to Rs.61,127 million in Fiscal 2015 from Rs.54,658 million in Fiscal 2014. A significant portion of these costs are capitalized and shown under the line item “expenditure capitalized” discussed below.

3.	Publicity expenses decreased to 3.3% of our revenues in Fiscal 2015 from 3.5% in Fiscal 2014. In addition to routine product and brand campaigns, we incurred expenses relating to new product introduction campaigns in Fiscal 2015, namely the new Range Rover, new Range Rover Sport, Range Rover Evoque, Jaguar F-TYPE, smaller powertrain derivatives of the XF and XJ, the XF Sportbrake at Jaguar Land Rover, and the Ultra trucks, Zest and Bolt at our India operations.

4.	Our allowance for trade and other receivables represented 1.0% and 1.1% of total revenues in Fiscal 2015 and Fiscal 2014, respectively. The allowances for trade and other receivables, and finance receivables mainly relate to India operations. These mainly reflect provisions for the impairment of vehicle loans of Rs.23,226 million for Fiscal 2015 as compared to Rs.24,139 million for the same period in 2014. The rate of defaults was due to prolonged unanticipated deterioration in the economic environment in India, which severely affected fleet owners and transporters. Furthermore, based on our assessment of non-recoverability of overdues in trade and other receivables, we have recorded a provision of Rs.2,371 million in Fiscal 2015, a decrease by 11.9% compared to a provision of Rs.2,691 million in Fiscal 2014.

5.	Warranty and product liability expenses represented 2.3% and 2.5% of our revenues in Fiscal 2015 and Fiscal 2014, respectively. The warranty expenses at Jaguar Land Rover represented 2.57% of the revenue as compared to 2.84% last year, primarily due to product and market mix, whereas for Tata Motors Indian operations these represent 1.17% of revenue as compared to 0.99% last year. The increased cost for Tata Motors Indian operations represented an increase in warranty period from two years to four years for certain M&HCV models, resulting in an increase in warranty accrual from Rs.438 million in Fiscal 2014 to Rs.652 million in Fiscal 2015. Please refer to Item 5.A “—Critical Accounting Policies” of this annual report for further details.

6.	Research and product development costs represent research costs and costs pertaining to minor product enhancements, refreshes and upgrades to existing vehicle models. These represented 1.1% of total revenues for Fiscal 2015 and 2014.

Expenditure capitalized

This represents employee costs, stores and other manufacturing supplies and other works expenses incurred mainly toward product development projects. Considering the nature of our industry, we continually invest in the development of new products and invest to address safety, emission and other regulatory norms. The expenditure capitalized increased by 13.3% to Rs.153,218 million in Fiscal 2015 from Rs.135,247 million in Fiscal 2014. The increase includes a favorable foreign currency translation impact from GBP to Indian rupees of Rs.2,654 million pertaining to Jaguar Land Rover. These reflect expenditures on new products and other major product development plans.

Depreciation and Amortization

Our depreciation and amortization expenses increased by 21.8% in Fiscal 2015, the breakdown of which is as follows:

	Year ended March 31,
	2015	2014
	(Rs. in millions)
Depreciation	65,398	52,426
Amortization	69,098	58,037

Total	134,496	110,463

The increase in depreciation and amortization expenses includes an unfavorable foreign currency translation from GBP to Indian rupees of Rs.1,543 million pertaining to Jaguar Land Rover. The increase in depreciation expenses was on account of asset additions, which primarily include the launch of Ingenium engines at the Wolverhampton facility in the United Kingdom and expenses attributable to plant and equipment and tooling, which are mainly toward capacity and new products. The amortization expenses for Fiscal 2015 mainly related to product development costs capitalized and new products introduced during this period and during Fiscal 2014, primarily the Jaguar F-TYPE coupe and all-wheel drive derivatives, the new Discovery Sport, the Zest and Ultra trucks. Depreciation and amortization expenses represented 5.1% and 4.7% of total revenues in Fiscal 2015 and Fiscal 2014, respectively.

Other income (net)

There was a net gain of Rs.11,508 million in Fiscal 2015, as compared to Rs.7,733 million in Fiscal 2014, representing an increase of 48.8%.

i.	During Fiscal 2014, we repaid senior notes before maturity and consequently recognized a loss of Rs.4,792 million toward reversal of previously recognized gain of the fair value of prepayment option. Please see Item 5.B “—Liquidity and Capital Resources-Long-term funding” of this annual report on Form 20-F for details on prepayments of senior notes in Fiscal 2014.

ii.	There was a loss on the fair value of conversion option relating to foreign currency convertible notes of Rs.838 million in Fiscal 2014. The notes were fully converted in Fiscal 2014.

iii.	We recorded a loss on a sale of assets and assets written off of Rs.3,512 million in Fiscal 2015 as compared to Rs.294 million in Fiscal 2014.

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

iv.	Miscellaneous income increased by 10.6% to Rs.13,474 million in Fiscal 2015 from Rs.12,179 million in Fiscal 2014. During Fiscal 2014, legislation was enacted that allows United Kingdom (UK) companies to elect for the RDEC on qualifying expenditures incurred since April 1, 2013, instead of the existing super-deduction rules. Accordingly, the amount not relating to capitalized product development expenditure of Rs.2,909 million and Rs.1,712 million for the Fiscal 2015 and 2014, respectively, have been recognized as miscellaneous income. Further, the increase was due to income earned from services provided to the China Joint Venture of Rs.1,134 million in Fiscal 2015 as compared to Rs.179 million in Fiscal 2014. Furthermore, Jaguar Land Rover earned commissions of Rs.1,163 million in Fiscal 2015 as compared to Rs.183 million in Fiscal 2014. In addition, in Fiscal 2015 we recorded an income of Rs.366 million on the sale of occupancy rights.

For further details see Note 30 to our consolidated financial statements included elsewhere in this annual report on Form 20-F.

Interest expense (net)

Our interest expense (net of interest capitalized) decreased by 1.6% to Rs.52,232 million in Fiscal 2015 from Rs.53,095 million in Fiscal 2014. As a percentage of total revenues, interest expense represented 2.0% in Fiscal 2015 compared to 2.3% in Fiscal 2014. The interest expense (net) for Jaguar Land Rover was GBP135 million (Rs.12,779 million) in Fiscal 2015 as compared to GBP 138 million (Rs.13,272 million) in Fiscal 2014, which includes prepayment penalties of GBP 77 million as compared to GBP 53 million in Fiscal 2014. The decrease (excluding prepayment penalty) in interest expense is primarily due to the prepayment of higher coupon senior notes during Fiscal 2014 and 2015, offset by an unfavorable foreign currency translation of Rs.1,143 million from GBP to Indian rupees. For our operations of Tata and other brand vehicles (including financing thereof), interest expense increased marginally by 1.8% to Rs.39,665 million in Fiscal 2015 from Rs.38,966 million in Fiscal 2014. See Item 5.B “—Liquidity and Capital Resources” of this annual report on Form 20-F for additional details on our debt financing arrangements.

Foreign exchange (gain)/loss (net)

We had a net foreign exchange loss of Rs.12,681 million in Fiscal 2015, compared to a net gain of Rs.19,104 million in Fiscal 2014. This was primarily attributable to our Jaguar Land Rover operations.

i.	Jaguar Land Rover recorded an exchange loss of Rs.11,949 million in Fiscal 2015, as compared to a gain of Rs.25,244 million in Fiscal 2014. We incurred a net exchange loss on senior notes of Rs.15,387 million in Fiscal 2015, as compared to a gain of Rs.8,367 million in Fiscal 2014, mainly due to appreciation of U.S. dollars as compared to GBP as at March 31, 2015. Further, there was a loss of Rs.11,536 million in Fiscal 2015 as compared to a gain of Rs.16,253 million in Fiscal 2014, due to fluctuations in foreign currency exchange rates on derivatives contracts, mainly reflecting a weaker Chinese RMB, which includes a gain of Rs.4,338 million on cash flow hedges in Fiscal 2015 as compared to Rs.10,771 million in Fiscal 2014. The above loss is offset by revaluation of other assets and liabilities by gain of Rs.11,195 million as compared to Rs.4,979 million.

ii.	For India operations, due to depreciation of the Indian rupee mainly against the U.S. dollar, we incurred exchange losses. There was a net exchange loss of Rs.1,777 million in Fiscal 2015 as compared to Rs.4,841 million in Fiscal 2014, attributable to foreign currency denominated borrowings.

Impairment in respect of equity-accounted investees

In Fiscal 2014, impairment loss in respect of equity-accounted investees was Rs.8,034 million in respect of our investment in an associate, Tata Hitachi Construction Machinery Co. Pvt Ltd.

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

Reasons for significant differences in the company’s recorded income tax expense of Rs.69,150 million as compared to Rs.38,245 million income tax expense computed at the domestic statutory tax rate of respective jurisdictions where entities are domiciled for Fiscal 2015 are as follows:

i.	During Fiscal 2015, for Tata Motors Limited, on a standalone basis, we have not recognized a deferred tax asset, amounting to Rs.13,844 million, with respect to tax losses, due to the uncertainty of future taxable profit against which tax losses can be utilized.

ii.	Furthermore, during Fiscal 2015, deferred tax assets totaling Rs.7,089 million were not recognized in certain subsidiaries due to uncertainty of realization.

iii.	During Fiscal 2015, TML Holdings Pte Ltd, a wholly-owned subsidiary, repurchased 35,000,000 equity shares, par value US$1 each, at a price of US$7.99 each. The resultant gain was subject to capital gains tax in India for Tata Motors Limited, on a standalone basis, resulting in utilization of business losses having a tax effect of Rs.4,469 million.

iv.	Income tax expense on undistributed earnings of subsidiaries was Rs.7,805 million in Fiscal 2015.

v.	The relevant Indian tax regulations mandate that companies pay tax on book profits, known as the Minimum Alternate Tax, or MAT. MAT may be carried forward and set off against future income tax liabilities computed under normal tax provisions within a period of ten years. We had recognized deferred tax assets in respect of MAT paid in prior years for Tata Motors Limited on a standalone basis.

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

Reasons for significant differences in the company’s recorded income tax expense of Rs.48,227 million as compared to Rs.35,741 million income tax expense computed at the domestic statutory tax rate of respective jurisdictions where entities are domiciled for Fiscal 2014 are as follows:

i.	Income tax expense on undistributed earnings of subsidiaries was Rs.12,994 million in Fiscal 2014.

ii.	Furthermore, in Fiscal 2014, we recognized Rs.4,676 million tax expenses on dividends from Jaguar Land Rover due to income taxes applicable to Tata Motors Limited on a standalone basis.

iii.	In Fiscal 2014, we have recognized net credit of Rs.5,300 million, representing a reduction in statutory tax rates applicable to a subsidiary in the UK.

iv.	In Fiscal 2014, we had written off previously recognized deferred tax assets in respect of MAT paid of Rs.7,318 million in light of lower taxable profit, considering the economic slowdown in India.

As explained above in the reconciliation from our statutory tax rates to effective tax rates for Fiscal 2015 and Fiscal 2014, our income tax expense in fiscal 2015 increased by Rs.20,923 million mainly due to:

i.	Non-recognition of deferred tax assets amounting to Rs.20,933 million in Tata Motors Limited and certain subsidiaries due to uncertainty of future taxable profits; and

ii.	Tax effect on shares purchased by a wholly owned subsidiary of Rs.4,469 million;

which were offset by:

i.	a lower charge on undistributed earnings and dividend of subsidiaries, joint operations and equity accounted investees of Rs.9,845 million; and

ii.	a reduction, due to a change in statutory tax rate, by Rs.2,700 million to Rs.8,000 million in Fiscal 2015, as compared to Rs.5,300 million in Fiscal 2014.

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

The share of non-controlling interests in consolidated subsidiaries increased by 71.2% to Rs.791 million in Fiscal 2015 from Rs.462 million in Fiscal 2014, primarily due to increased profitability of one of our subsidiaries, TTL.

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

•

Negative earnings before other income, interest and tax for Tata and other brand vehicles (including financing thereof) of Rs.29,831 million in Fiscal 2015 from Rs.20,631 million in Fiscal 2014. The losses were mainly attributable to reduction in sales volumes of small commercial vehicles and competitive pressure on pricing, as well as a decrease in vehicle financing activity. Furthermore, there was an increase in depreciation expenses as a result of additions to plants and facilities in recent years, and in amortization expenses for product development costs due to new products launched. While we have implemented cost-reduction program, in the short-term, we expect that the level of fixed costs are expected to continue to have a negative impact o earnings.

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

Recent Accounting Pronouncements

Please refer to Note 2(v) to our consolidated financial statements included elsewhere in this annual report on Form 20-F for adopted and yet to be adopted accounting pronouncements as at March 31, 2016.

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

Finance receivables

We provide allowances for credit losses in finance receivables based on historical loss experience, current economic conditions and events and the estimated collateral values for repossessed vehicles. This requires estimates, including the amounts and timing of future cash flows expected to be received, which reflect changes in related observable data from period to period that may be susceptible to changes.

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

Principal Sources of Funding Liquidity

Our funding requirements are met through a mixture of equity, convertible or non-convertible debt securities and other long-term and short-term borrowings. We access funds from debt markets through commercial paper programs, convertible and non-convertible debentures, and other debt instruments. We continually monitor funding options available in the debt and equity capital markets with a view to maintaining financial flexibility.

See Note 35 to our audited consolidated financial statements included elsewhere in this annual report on Form 20-F for additional disclosures on financial instruments related to liquidity, foreign exchange and interest rate exposures and use of derivatives for risk management purposes.

The following table sets forth our short-term and long-term debt position:

	Year ended March 31,
	2016	2015
	(Rs. in millions)
Total short-term debt (excluding current portion of long-term debt)	114,508	131,547
Total current portion of long-term debt	73,349	48,919
Long-term debt net of current portion	504,511	544,862

Total Debt	692,368	725,328

During Fiscal 2016 and 2015, the effective weighted average interest rate on our long-term debt was 7.2% and 7.6% per annum, respectively.

The following table sets forth a summary of long-term debt outstanding as at March 31, 2016.

Details of Long-term debt	Currency	Initial Principal amounts (millions)	Redeemable on	Interest Rate	Amount of Repayment (Rs. millions)	Outstanding (Rs. millions)
						31-Mar-16	31-Mar-15
Non Convertible Debentures	INR			Various	38,655	111,317	127,728
Collateralized debt obligations	INR			Various	5,767	401	6,168
Buyers credit from bank	Various			Various	1,188	15,106	16,425
Loan from banks / financial institutions	Various			Various	77,223	148,264	140,048
Compulsory convertible Preference shares	INR			8.780%	—	4,340	—
Others					—	3,072	2,615
Senior Notes
Tata Motors Ltd	USD	250	due 2024	5.750%	—	16,413	15,450
Jaguar Land Rover	USD	500	due 2023	5.625%	—	32,919	30,936
Jaguar Land Rover	GBP	400	due 2023	3.875%	—	37,814	36,600
Jaguar Land Rover	GBP	400	due 2022	5.000%	—	37,846	36,630
Jaguar Land Rover	USD	410	due 2021	8.125%	—	5,503	5,171
TML Holdings Pte Ltd	USD	300	due 2021	5.750%	—	19,639	18,557
Jaguar Land Rover	GBP	500	due 2020	8.250%	5,765	—	5,350
Tata Motors Ltd	USD	500	due 2020	4.625%	—	32,825	30,899
Jaguar Land Rover	USD	500	due 2020	3.500%	—	32,980	30,931
Jaguar Land Rover	USD	500	due 2019	4.250%	—	33,007	31,013
Jaguar Land Rover	USD	700	due 2018	4.125%	—	46,415	43,519
TML Holdings Pte Ltd	SGD	350	due 2018	4.250%	16,451	—	15,741
					22,216	295,361	300,797

Total Long-term debt					145,049	577,860	593,781

The following table sets forth a summary of the maturity profile for our outstanding long—term debt obligations as at March 31, 2016.

Payments Due by Period[1]	Rs. in millions
Within one year	106,495
After one year and up to two years	65,389
After two year and up to five years[2]	326,287
After five year and up to ten years[2]	230,694

Total	728,865

1.	Including interest
2.	Jaguar Land Rover has only senior notes as long-term debt obligations as at March 31, 2016 of Rs.226,484 million.

The following table sets forth our total liquid assets, namely cash and cash equivalents, short—term deposits and investments in mutual funds:

	As at March 31,
	2016	2015
	(Rs. in millions)
Total cash and cash equivalents	171,536	197,431
Total short-term deposits	127,810	104,391
Total mutual funds investments	192,330	140,686

Total liquid assets	491,676	442,508

These resources enable us to address business needs in the event of changes in credit market conditions. Of the above liquid assets, Jaguar Land Rover holds Rs.442,817 million and Rs.394,092 million as at March 31, 2016 and 2015, respectively. Most of the Jaguar Land Rover’s liquid assets are maintained in GBP and smaller balances are maintained in USD, EUR and RMB and other currencies to meet operational requirements in those geographies.

We expect to invest in property, plant and equipment and product development of approximately Rs.398 billion during Fiscal 2017.

We will continue to invest in new products and technologies to meet consumer and regulatory requirements and in our manufacturing base in the United Kingdom and overseas. Jaguar Land Rover recently announced the initial investment of GBP1 billion to build a manufacturing facility in Slovakia with annual capacity of 150,000 units and production scheduled to begin in 2018. In addition, Jaguar Land Rover also announced an incremental investment of GBP450 million to double capacity at the engine manufacturing facility in Wolverhampton, as well as announcing a manufacturing partnership with Magna Steyr, an operating unit of Magna International Inc, to build vehicles in Graz, Austria. We expect that these investments will enable us to pursue further growth opportunities and address competitive positioning. We expect to meet most of our investments out of operating cash flows and cash liquidity available to us. In order to meet the balance of the requirements of our investments, we may be required to raise funds through additional loans and by accessing the capital markets from time to time, as deemed necessary.

With the ongoing need for investments in products and technologies, Tata Motors Limited was free cash flow (which is a non-IFRS measure that equals cash flow from operating activities, less payment for property, plant and equipment and intangible assets) negative in Fiscal 2016, calculated on a standalone basis, and expects to be free cash flow negative in Fiscal 2017. We expect that with the improvement in macro-economic conditions and business performance, through other steps like raising funds at subsidiary levels, review of non-core investments, and through appropriate actions for raising additional long-term resources at Tata Motors Limited on a standalone basis, the funding gap can be appropriately addressed.

The following table provides information for the credit ratings of Tata Motors Limited for short-term borrowing and long-term borrowing from the following rating agencies as at March 31, 2016: Credit Analysis & Research Limited, or CARE, ICRA Limited, or ICRA, CRISIL Ltd, or CRISIL, Standard & Poor’s Ratings Group, or S&P, and Moody’s Investors Service, or Moody’s. A credit rating is not a recommendation to buy, sell or hold securities. A credit rating may be subject to withdrawal or revision at any time. Each rating should be evaluated separately of any other rating:

	CARE	ICRA	CRISIL	S&P	Moody’s
Long-term borrowings	AA+	AA	AA	BB	Ba2
Short-term borrowings	—	A1+	A1+	—	—

We believe that we have sufficient liquidity available to meet our planned capital requirements. However, our sources of funding could be materially and adversely affected by an economic slowdown, as was witnessed in Fiscal 2009, or other macroeconomic factors in India, the United Kingdom, the United States, Europe and China, which are beyond our control. A decrease in the demand for our vehicles could affect our ability to obtain funds from external sources on acceptable terms or in a timely manner.

Our cash is located at various subsidiaries. The cash in some of these jurisdictions, notably South Africa and Brazil, is subject to certain restrictions on cash pooling, intercompany loan arrangements or interim dividends. However, annual dividends are generally permitted, and we do not believe that these restrictions have, or are expected to have, any impact on our ability to meet our cash obligations.

Long-term funding

In order to refinance our existing borrowings and for supporting long-term funding needs, we continued to raise funds during Fiscal 2015 and 2016. We had in the past issued convertible notes, which were convertible into equity or repayable on maturity. Details of major funding during Fiscal 2012 through Fiscal 2016 are provided below.

In May 2011, Jaguar Land Rover issued GBP1 billion equivalent senior notes. The senior notes included GBP500 million senior notes due 2018 at a coupon of 8.125% per annum, US$410 million senior notes due 2018 at a coupon of 7.75% per annum and US$410 million senior notes due 2021 at a coupon of 8.125% per annum. The 2018 senior notes were callable in May 2014 and Jaguar Land Rover subsequently redeemed them in full through a tender offer/deposit with the agent in March 2014. In March 2015, US$326 million of the senior notes due 2021 were prepaid with the remaining balance of US$84 million prepaid in May 2016.

In September 2011, we raised syndicated foreign currency term loans of US$500 million in two tranches with tenors between four to seven years. The proceeds were used to finance general capital expenditure and investments in our overseas subsidiaries in accordance with guidelines on External Commercial Borrowings, or ECB, issued by the RBI. These were prepaid fully in Fiscal 2015.

In March 2012, Jaguar Land Rover issued GBP500 million senior notes due 2020 at a coupon of 8.25% per annum. The proceeds were used for general corporate purposes. The notes are callable at a premium for the present value of future interest rates, if called before a specified date and thereafter are callable at fixed premiums. In March 2015, GBP442 million of these notes were prepaid, and the remaining GBP58 million were prepaid in March 2016.

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

In May 2013, TML Holdings Pte Ltd., or TMLHS, issued SGD350 million, senior notes due 2018 at a coupon of 4.25% per annum. TMLHS refinanced these notes in Fiscal 2016 by obtaining a new syndicated loan of US$250 million maturing in March 2020.

During Fiscal 2014, TMLHS further raised US$600 million equivalent (US$460 million and SGD176.8 million) through a syndicated loan facility with US$300 million equivalent (US$250 million and SGD62.8 million) maturing in November 2017 and US$300 million equivalent (US$210 million and SGD114 million) in November 2019. This fund has been utilized for the general corporate purposes of Tata Motors Limited’s Indian operations. TMLHS repaid these loans in Fiscal 2016 by obtaining a new syndicated loan of US$600 million (with US$300 million maturing in October 2020 and US$300 million maturing in October 2022).

In December 2013 and January 2014, Jaguar Land Rover Automotive plc issued US$700 million senior notes due 2018 at a coupon of 4.125% per annum and GBP400 million senior notes due 2022 at a coupon of 5% per annum. The proceeds have been utilized to refinance the GBP500 million senior notes due 2018 at a coupon of 8.125% per annum and US$410 million senior notes due 2018 at a coupon of 7.75% per annum, which were callable in May 2014 and subsequently redeemed them in full through a tender offer/deposit with the agent in March 2014.

During Fiscal 2014, we issued rated, listed, unsecured, non-convertible debentures, or NCDs, of Rs.11,000 million. The proceeds have been utilized for general corporate purposes.

Jaguar Land Rover Automotive plc, as borrower, had entered into a committed revolving credit facility for three and five years under a facility agreement in December 2011 with a syndicate of banks. In July 2013, Jaguar Land Rover Automotive plc amended and restated the facility to GBP1,250 million at better pricing and terms and conditions, which has since been upsized to GBP1,290 million. On July 29, 2015, Jaguar Land Rover refinanced the facility using a new facility agreement with a syndicate of more than 28 banks, increasing the size to GBP 1.8 billion, all maturing in five years (2020) and subsequently upsized the facility to GBP 1.87 billion in September 2015. Jaguar Land Rover is subject to certain customary financial and other covenants under this facility. As at March 31, 2016, the facility was fully undrawn.

In Fiscal 2015, TMFL, and its subsidiary, TMFSL, issued NCDs and commercial paper and raised Rs.26,043 million and Rs.114,832 million, respectively. Bank borrowings through secured and unsecured term loans continued to remain as the major source of funds for long-term borrowing. Furthermore, during Fiscal 2015, TMFL issued unsecured perpetual NCDs worth Rs.503 million toward tier 1 capital and unsecured long-term NCDs worth Rs.2,350 million as tier 2 capital to enhance its capital adequacy ratio based on the RBI guidelines.

In Fiscal 2015, Jaguar Land Rover Automotive plc issued US$500 million senior notes due 2019 at a coupon of 4.250% per annum, US$500 million senior notes due 2020 at a coupon of 3.500% per annum and GBP 400 million senior notes due 2023 at a coupon of 3.875% per annum. The proceeds were used for part prepayment of US$326 million senior notes due 2021 at a coupon of 8.125% per annum and GBP442 million senior notes due 2020 at a coupon of 8.250% per annum and are being used for general corporate purposes, including support for our ongoing growth and their capital spending requirements.

In Fiscal 2015, TML Holdings Pte. Ltd. issued US$300 million senior notes due 2021 at a coupon of 5.750% per annum for equity buyback.

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

During Fiscal 2015, Tata Motors Limited issued rated, listed, unsecured NCDs of Rs.26,000 million. The proceeds have been utilized for general corporate purposes.

During Fiscal 2016, Tata Motors Limited allotted 150,490,480 Ordinary Shares (including 32,049,820 shares underlying ADRs) of Rs.2 each at a premium of Rs.448 per share, totaling Rs.67,721 million, and 26,509,759 ‘A’ Ordinary Shares of Rs.2 each at a premium of Rs.269 per share, totaling Rs.7,184 million, pursuant to the rights issue. 154,279 Ordinary Shares and 20,531 ‘A’ Ordinary Shares have been kept in abeyance. Out of the proceeds of the rights issue, Rs.5 billion have been used for funding expenditure toward plant and machinery, Rs.15 billion toward research and product development, Rs.40 billion toward repayment in full or in part of certain long-term and short-term borrowings, and Rs.14.011 billion toward general corporate purposes.

During Fiscal 2016, TML Holdings Pte. Ltd., refinanced an existing unsecured multi-currency loan of US$600 million (US$250 million and SG$62.8 million maturing in November 2017 and US$210 million and SG$114 million maturing in November 2019) with a new unsecured loan of US$600 million (US$300 million maturing in October 2020 and US$300 million maturing in October 2022) and refinanced the existing SG$350 million 4.25% senior notes due in May 2018 with a new syndicated loan of US$250 million maturing in March 2020.

During Fiscal 2016, Tata Motors Finance Limited issued 43,400,000 privately placed, cumulative non-participating compulsory convertible preference shares of Rs.100 each convertible after seven years which qualified as tier 1 capital.

In Fiscal 2016, TMFL, and its subsidiary, TMFSL, issued NCDs and commercial paper and raised Rs.22,140 million and Rs.130,837 million, respectively. Bank borrowings through secured and unsecured term loans continued to remain as the major source of funds for long-term borrowing, and during, Fiscal 2016 Rs.23,250 million was raised.

We plan to refinance and raise long-term funding through borrowings or equity issuances, on the basis of review of business plans, operating results and covenant requirements of our existing borrowings.

Short-term funding

We fund our short-term working capital requirements with cash generated from operations, overdraft facilities with banks, short- and medium-term borrowings from lending institutions, banks and commercial paper. The maturities of these short- and medium-term borrowings and debentures are generally matched to particular cash flow requirements. We had borrowings of Rs.114,508 million and Rs.131,547 million as at March 31, 2016 and 2015, respectively.

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

We had unused credit facilities of Rs.339,424 million and Rs.290,655 million as at March 31, 2016 and 2015, respectively.

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

Certain debt issued at Jaguar Land Rover Automotive plc is subject to customary covenants and events of default which include, among other things, restrictions or limitations on the amount of cash which can be transferred outside the Jaguar Land Rover group of companies in the form of dividends, loans or investments. These are referred to as restricted payments in the relevant Jaguar Land Rover financing documentation. In general, the amount of cash which can be transferred outside the Jaguar Land Rover group is limited to 50% of its consolidated net income (as defined in the relevant financing documentation from January 2011). As at March 31, 2016, the estimated amount that is available for dividend payments, other distributions and restricted payments outside the Jaguar Land Rover group of companies is approximately GBP 3,459 million.

Cash Flow Data

The following table sets forth selected items from our consolidated statements of cash flows for the periods indicated.

	Rs. in millions
	2016	2015	2014
Net Cash provided by Operating Activities:	374,713	365,401	371,432
Net income after tax	96,872	129,082	131,179
Adjustments to net income after tax	284,906	316,600	245,410
Changes in operating assets and liabilities	13,333	(38,048)	39,608
Income tax paid	(20,398)	(42,233)	(44,765)
Net Cash used in Investing Activities	(370,501)	344,177	(296,330)
Purchase of property, plant and equipment and intangible assets (net)	(311,014)	(300,899)	(258,335)
Net investment, short term deposit, margin money and loans given	(67,374)	(50,395)	(43,401)
Acquisitions	—	—	(1,294)
Dividend and interest received	7,887	7,115	6,700
Net Cash provided by / (used in) Financing Activities	(37,929)	30,610	(48,248)
Equity issuance / Proceeds from issue of shares by a subsidiary to non-controlling shareholders (net of issue expenses)	74,334	—	(3)
Dividends paid (including to non-controlling shareholders of subsidiaries)	(1,059)	(7,207)	(7,213)
Interest paid	(56,068)	(69,131)	(67,619)
Short term (net) borrowings (net of debt issuance cost)	(18,780)	30,110	(25,509)
Long term (net) borrowings (net of debt issuance cost)	(36,356)	76,838	52,096
Net change in cash and cash equivalents	(33,717)	51,834	26,854
Cash and cash equivalents, end of the year	171,536	197,431	159,922

Fiscal 2016 compared to Fiscal 2015

Cash and cash equivalents decreased by Rs.25,895 million in Fiscal 2016 (offset by a favorable currency translation of Rs.5,680 million from GBP to Indian rupees) from Rs.197,431 million in Fiscal 2015, to Rs.171,536 million. The decrease in cash and cash equivalents resulted from the changes to our cash flows in Fiscal 2016 when compared to Fiscal 2015 as described below.

Net cash provided by operating activities totaled Rs.374,713 million in Fiscal 2016, an increase of Rs.9,312 million, as compared to Fiscal 2015.

The earnings before other income, interest and tax of Jaguar Land Rover decreased to Rs.181,763 million in Fiscal 2016 from Rs.274,382 million in Fiscal 2015, and for Tata and other brand vehicles (including financing thereof) profit before other income, interest and tax increased to Rs.9,433 million in Fiscal 2016, as compared to a loss of Rs.29,831 million in Fiscal 2015. Therefore, the net income after tax (after adjustments) decreased to Rs.381,778 million in Fiscal 2016 from Rs.445,682 million in Fiscal 2015.

The changes in operating assets and liabilities resulted in a net inflow of Rs.13,333 million in Fiscal 2016, as compared to an outflow of Rs.38,048 million in Fiscal 2015. Primarily, as a result of an increase in volumes in Fiscal 2016 and new launches in April 2016, at Jaguar Land Rover inventories increased by Rs.49,602 million in Fiscal 2016, as compared to Rs.29,447 million in Fiscal 2015 and trade receivables by Rs.1,543 million, as compared to Rs.25,246 million in Fiscal 2015. After considering the increase in accounts payable and provisions, mainly driven by increase in volumes, there was a net inflow of cash on account of changes in operating assets and liabilities of Rs.42,315 million in Fiscal 2016, as compared to an outflow of Rs.13,261 million in Fiscal 2015, at Jaguar Land Rover.

For Tata and other brand vehicles (including financing thereof), there was a net outflow of cash on account of changes in operating assets and liabilities of Rs.28,880 million in Fiscal 2016, as compared to Rs.20,915 in Fiscal 2015. In Fiscal 2016, the net outflow in vehicle finance receivables was Rs.13,955 million as compared to net inflow in vehicle financing receivables of Rs.4,033 million in Fiscal 2015. Excluding finance receivables, there was an outflow of Rs.14,925 million in Fiscal 2016, compared to an inflow of Rs.24,949 million in Fiscal 2015, which was attributable to an increase in trade receivables by Rs.6,516 million and inventory by Rs.7,752 million.

Income tax paid has decreased to Rs.20,398 million in Fiscal 2016 as compared to Rs.42,233 million in Fiscal 2015, which was primarily attributable to tax payments by Jaguar Land Rover’s foreign subsidiaries in their respective tax jurisdictions, lower profitability at Jaguar Land Rover together with impact of provisioning for the Tianjin incident.

Net cash used in investing activities totaled Rs.370,501 million in Fiscal 2016, as compared to Rs.344,177 million for Fiscal 2015, an increase of Rs.26,324 million or 7.6%, mainly due to investment in property, plant and equipment by Jaguar Land Rover and product development projects both at our Jaguar Land Rover and India operations. In Fiscal 2016, payments for capital expenditure at Jaguar Land Rover was flat at Rs.276,932 million from Rs.272,703 million in Fiscal 2015. The increases in capital expenditure were intended to support continued growth in sales volumes at Jaguar Land Rover and engine manufacturing facilities in the United Kingdom and Brazil. Further, in Fiscal 2016, payments for capital expenditure at Tata and other brand vehicles (including financing thereof) increased by 22.6% to Rs.33,682 million from Rs.27,477 million in Fiscal 2015, mainly related to new products planned for future.

The following table sets forth a summary of our cash flow on property plant and equipment and intangible assets for the periods indicated.

	For the year ended,
	2016	2015
	(Rs. in millions)
Tata and other brand vehicles	33,682	27,477
Jaguar Land Rover	276,932	272,703

Our net investment in short-term deposit margin moneys and loans resulted in an outflow of Rs.67,374 million in Fiscal 2016, as compared to Rs.50,395 million in Fiscal 2015, which mainly related to investment of surplus cash in bank deposits and mutual funds by Jaguar Land Rover of Rs.50,838 million and Tata and other brand vehicles (including financing thereof) of Rs.18,571 million. In Fiscal 2015, Jaguar Land Rover invested Rs.12,259 million in the Chery Jaguar Land Rover Automotive Company Limited.

Net cash outflow from financing activities totaled Rs.37,929 million in Fiscal 2016, as compared to an inflow of Rs.30,610 million in Fiscal 2015, mainly due to decreased in long-term and short-term borrowings.

For Tata and other brand vehicles (including financing thereof), the short-term debt decreased by Rs.14,002 million and long-term debt (net) decreased by Rs.27,996 million, due to repayments from the proceeds of rights issuance of shares. Specifically, there was an increase in debt (short-term and long-term) of Rs.9,169 million in Fiscal 2016 at TMFL including Rs.4,283 million by privately placed, cumulative non-participative compulsory convertible preference, as compared to Rs.3,541 million in Fiscal 2015.

For Jaguar Land Rover, the short-term debt (net) decreased by Rs.4,634 million due to repayment of loans in some of the overseas subsidiary, and long-term debt (net) decreased by Rs.5,839 million in Fiscal 2016 due to prepayment of remaining balance of USD 84 million senior notes.

Interest paid is Rs.56,068 million in Fiscal 2016, as compared to Rs.69,131 million in Fiscal 2015. For Jaguar Land Rover interest paid is Rs.11,420 million in Fiscal 2016, as compared to Rs.23,509 million in Fiscal 2015. This includes prepayment charges on senior notes of GBP2 million (Rs.197 million) in Fiscal 2016, as compared to GBP 77 million (Rs.7,592 million) in Fiscal 2015. For Tata and other brand vehicles, interest paid was Rs.44,538 million in Fiscal 2016, as compared to Rs.38,074 million in Fiscal 2015. Please see Item 5.B “—Liquidity and Capital Resources—Long-term funding” of this annual report on Form 20-F for additional details on our prepayments of senior notes.

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

The earnings before other income, interest and tax of Jaguar Land Rover increased from Rs.228,027 million in Fiscal 2014 to Rs.274,382 million in Fiscal 2015, whereas there was a loss before other income, interest and tax of Tata and other brand vehicles (including financing thereof) of Rs.29,831 million in Fiscal 2015 as compared to a loss of Rs.20,631 million in Fiscal 2014. Therefore, the net income after tax (after adjustments) increased from Rs.376,589 million in Fiscal 2014 to Rs.445,682 million in Fiscal 2015.

The changes in operating assets and liabilities resulted in a net outflow of Rs.38,048 million in Fiscal 2015 as compared to an inflow of Rs.39,608 million in Fiscal 2014. As a result of an increase in volumes at Jaguar Land Rover, inventories increased by Rs.29,447 million in Fiscal 2015, as compared to Rs.36,430 million in Fiscal 2014 and trade receivables increased by Rs.25,246 million, as compared to a decrease of Rs.10,526 million. After considering the increase in accounts payable and provisions, mainly driven by increase in volumes, there was a net outflow of cash on account of changes in operating assets and liabilities of Rs.13,261 million in Fiscal 2015 as compared to an inflow of Rs.37,762 million in Fiscal 2014, at Jaguar Land Rover.

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

Income tax paid has decreased to Rs.42,233 million in Fiscal 2015 as compared to Rs.44,765 million in Fiscal 2014, which was primarily attributable to tax payments by Jaguar Land Rover’s foreign subsidiaries in their respective tax jurisdictions. Net cash used in investing activities totaled Rs.344,178 million in Fiscal 2015 as compared to Rs.296,330 million for Fiscal 2014, an increase of Rs.47,848 million, mainly due to investment in property, plant and equipment by Jaguar Land Rover and product development projects both at our Jaguar Land Rover and India operations. In Fiscal 2015, payments for capital expenditure at Jaguar Land Rover increased by 21.0% to Rs.272,703 million from Rs.225,398 million in Fiscal 2014. The increases in the capital expenditure were intended to support continued growth in sales volumes at Jaguar Land Rover and setting up new engine manufacturing facilities in the UK.

The following table sets forth a summary of our cash flow on property plant and equipment and intangible assets for the periods indicated.

	For the year ended,
	2015	2014
	(Rs. in millions)
Tata and other brand vehicles	27,477	32,237
Jaguar Land Rover	272,703	225,398

Our net investment in short-term deposit margin moneys and loans resulted in an outflow of Rs.50,395 million in Fiscal 2015 as compared to Rs.43,401 million in Fiscal 2014, which mainly related to investment of surplus cash in bank deposits and mutual funds mainly by Jaguar Land Rover of Rs.40,151 million. In Fiscal 2015, Jaguar Land Rover invested Rs.12,259 million in the Chery Jaguar Land Rover Automotive Company Limited, as compared to Rs.9,008 in Fiscal 2014.

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

For Jaguar Land Rover, the short-term debt (net) decreased by Rs.3,237 million due to repayment of loans in some of the overseas subsidiaries. However, long-term debt (net) increased by Rs.55,539 million in Fiscal 2015, due to further issuance of senior notes.

Interest paid is Rs.69,131 million in Fiscal 2015 as compared to Rs.67,619 million in Fiscal 2014. For Jaguar Land Rover, interest paid is Rs.23,509 million in Fiscal 2015 as compared to Rs.23,725 million in Fiscal 2014. This includes prepayment charges on senior notes of GBP77 million (Rs.7,592 million) in Fiscal 2015, as compared to GBP53 million (Rs.5,097 million) in Fiscal 2014. For Tata and other brand vehicles, interest paid was Rs.38,074 million in Fiscal 2015 as compared to Rs.43,157 million in Fiscal 2014. Please see Item 5.B “—Liquidity and Capital Resources—Long-term funding” of this annual report on Form 20-F for additional details on our prepayments of senior notes.

Balance Sheet Data

Below is a discussion of major items and variations in our consolidated balance sheet as at March 31, 2016 and 2015, included elsewhere in this annual report on Form 20-F.

Our total assets were Rs.2,619,981 million and Rs.2,345,643 million as at March 31, 2016 and 2015, respectively. The increase by 11.7% in assets as at March 31, 2016 reflects, among other things, a favorable foreign currency translation from GBP into Indian rupees as described below.

Our total current assets have increased by Rs.105,949 million to Rs.1,099,440 million as at March 31, 2016 or 10.7%, as compared to Rs.993,491 million as at March 31, 2015.

Cash and cash equivalents decreased by 13.1% to Rs.171,536 million as at March 31, 2016, compared to Rs.197,431 million as at March 31, 2015, which is offset by a favorable foreign currency translation of Rs.5,680 million from GBP to Indian rupees. We hold cash and cash equivalents principally in Indian rupees, GBP, and Chinese Renminbi. Out of cash and cash equivalents as at March 31, 2016, Jaguar Land Rover holds the GBP equivalent of Rs.149,851 million, which consists of surplus cash deposits for future use. As at March 31, 2016, we had short-term deposits of Rs.127,810 million, as compared to Rs.104,391 million as at March 31, 2015, an increase of 22.4%.

As at March 31, 2016, we had finance receivables, including the non-current portion (net of allowances for credit losses), of Rs.163,370 million, as compared to Rs.158,016 million as at March 31, 2015, an increase of 3.4%, primarily due to the decrease in allowances for our vehicle financing due to improved collection, which has contributed to the increase in net finance receivables. Gross finance receivables were Rs.207,502 million as at March 31, 2016, as compared to Rs.204,570 million as at March 31, 2015. Vehicle financing is integral to our automotive operations in India. For further detail see Item 4.B Business Overview—Our Automobile Operations—Tata and other brand vehicles (including financing thereof)—Tata and other brand vehicles—Vehicle Financing”.

Trade receivables (net of allowance for doubtful receivables) were Rs.136,086 million as at March 31, 2016, representing an increase of 3.9% over March 31, 2015. The increase is also due to favorable foreign currency translation of Rs.3,449 million from GBP to Indian rupees. The past dues for more than six months (gross) have increased from Rs.9,836 million as at March 31, 2015 to Rs.11,072 million or 12.6% as at March 31, 2016 and these mainly represent dues from government-owned transport undertakings and passenger vehicle dealers, for which we are pursuing recovery. Trade receivables for Tata and other brand vehicles have increased by 17.6% to Rs.32,899 million as at March 31, 2016 from Rs.27,985 million as at March 31, 2015, primarily representing dues from government owned transport companies and some of our dealers. The trade receivables of Jaguar Land Rover were Rs.100,248 million as at March 31, 2016, as compared to Rs.100,054 million as at March 31, 2015.

As at March 31, 2016, inventories were at Rs.326,370 million, compared to Rs.287,280 million as at March 31, 2015, an increase of 13.6%, primarily due to the increase in volumes. The increase in finished goods inventory was Rs.24,332 million to Rs.249,037 million as at March 31, 2016, as compared to Rs.224,705 million as at March 31, 2015, mainly due to the ramp up of the production of the F-PACE in preparation for its launch in early April 2016. This increase is also due to a favorable currency translation of Rs.6,400 million from GBP to Indian rupees. In terms of number of days to sales, finished goods represented 34 inventory days in sales in Fiscal 2016, as compared to 31 inventory days in Fiscal 2015. The increase in finished goods mainly relates to the increase in volumes.

Our investments (current and non-current investments) have increased to Rs.198,417 million as at 31, 2016 from Rs.146,824 million as at March 31, 2015, representing an increase of 35.1%. This increase is also due to a favorable foreign currency translation of Rs.3,346 million from GBP to Indian rupees. Our investments mainly comprise mutual fund investments of Rs.192,330 million as at March 31, 2016, as compared to Rs.140,686 million as at March 31, 2015, of which, investments attributable to Jaguar Land Rover were Rs.173,437 million as at March 31, 2016, as compared to Rs.136,362 million as at March 31, 2015, an increase of 27.2%. In Fiscal 2016, Tata Motors has made investments in mutual funds of Rs.17,360 million.

Our other assets (current and non-current) increased by 7.4% to Rs.77,387 million as at March 31, 2016 from Rs.72,051 million as at March 31, 2015. The increase is mainly attributable to prepaid expenses which increased to Rs.16,261 million as at March 31, 2016, as compared with Rs.13,282 million as at March 31, 2015 mainly due to Rs.1,814 million (GBP 19 million) as advance rent to Warwick University for the National Automotive Innovative Centre.

Our other financial assets (current and non-current) have increased to Rs.49,688 million as at March 31, 2016 from Rs.40,062 million as at March 31, 2015. Derivative financial instruments have increased by 22.0% to Rs.23,490 million as at March 31, 2016 from Rs.19,260 million as at March 31, 2015, representing options and other hedging arrangements, mainly related to Jaguar Land Rover, predominantly due to an increase in the volume of U.S. dollar forward foreign exchange contracts enacted coupled with the strengthening of the U.S. dollar compared to GBP and therefore decreasing the fair value of these derivative contracts. Advances and other receivables recoverable in cash have increased to Rs.10,276 million as at March 31, 2016 from Rs.6,964 million as at March 31, 2015, due to new launches in April 2016. Furthermore, restricted bank deposits have increased to Rs.7,479 million as at March 31, 2016 from Rs.4,614 million as at March 31, 2015.

Income tax assets (both current and non-current) increased by 25.4% to Rs.14,124 million as at March 31, 2016 from Rs.11,261 million as at March 31, 2015.

Property, plant and equipment (net of depreciation) increased by 14.2% from Rs.586,899 million as at March 31, 2015 to Rs.670,065 million as at March 31, 2016. The increase mainly represented additions toward new product plans and the Ingenium engine facility and plant at Brazil at Jaguar Land Rover and a favorable foreign currency translation of Rs.8,046 million from GBP to Indian rupees.

Goodwill as at March 31, 2016 increased by 3.8% to Rs.7,598 million, as compared to Rs.7,320 million as at March 31, 2015.

Intangible assets increased by 13.1% from Rs.530,901 million as at March 31, 2015 to Rs.600,315 million as at March 31, 2016, which mainly include product development projects, brands and other intangible assets. This increase is also due to favorable foreign currency translation of Rs.11,347 million from GBP to Indian rupees. As at March 31, 2016, there were product development projects in process amounting to Rs.192,492 million.

Carrying value of investments in equity-accounted investees increased by 18.6% to Rs.37,640 million as at March 31, 2016, from Rs.31,737 million as at March 31, 2015. The increase is due to profits in our joint venture Chery Jaguar Automotive Company Limited in Fiscal 2016 of Rs.5,781 million.

A deferred tax liability (net) of Rs.9,142 million was recorded in our income statement and Rs.11,735 million in other comprehensive income, which mainly includes Rs.10,630 million (including translation) toward post-retirement benefits in Fiscal 2016. The net deferred tax liability of Rs.3,866 million was recorded as at March 31, 2016 as compared to an asset of Rs.17,012 million as at March 31, 2015.

Accounts payable (including acceptances) were Rs.653,178 million as at March 31, 2016, as compared to Rs.610,151 million as at March 31, 2015, an increase of 7.1%, reflecting an increase in operations and an unfavorable foreign currency translation of Rs.15,358 million from GBP to Indian rupees.

Other financial liabilities (current and non-current) were Rs.182,041 million as at March 31, 2016, as compared to Rs.175,345 million as at March 31, 2015, net of an unfavorable currency translation impact of Rs.5,173 million, which mainly include liabilities toward vehicles sold under repurchase arrangements, derivative instruments, deferred payment liabilities, interest accrued but not due on loans and lease liabilities. Furthermore, liability toward vehicles sold under repurchased arrangement has increased to Rs.25,504 million as at March 31, 2016 from Rs.18,206 million as at March 31, 2015, mainly due to an increase in the repurchase business at Jaguar Land Rover.

Provisions (current and non-current) increased by 15.3% to Rs.137,401 million as at March 31, 2016 from Rs.119,153 million as at March 31, 2015. Provisions for warranties increased by Rs.15,365 million mainly on account of volume growth at Jaguar Land Rover, together with unfavorable foreign currency translation impact of Rs.2,667 million from GBP to Indian rupees. Furthermore, provisions for product liability increased to Rs.7,584 million as at March 31, 2016, compared to Rs.2,749 million as at March 31, 2015, mainly due to provisions for the recall of Takata air bags, which amounted to GBP 67 million (Rs. 6,415 million). This was partially offset by a decrease in the provisions for employee benefits obligations by 16.4% to Rs.7,702 million as at March 31, 2016, as compared to Rs.9,209 million as at March 31, 2015.

Other liabilities (current and non-current) decreased by 5.8% to Rs.136,266 million as at March 31, 2016, as compared to Rs.144,607 million as at March 31, 2015. Employee benefit obligations have declined by 32.8% to Rs.55,475 million as at March 31, 2016, as compared to Rs.82,554 million as at March 31, 2015, mainly pertaining to the Jaguar Land Rover pension plan, consequent to changes in actuarial assumptions, primarily including the discount rate. This was offset by the increase in the deferred revenue by 77.8% to Rs.30,988 million as at March 31, 2016 from Rs.18,318 million as at March 31, 2015, mainly due to the introduction of new service plans at Jaguar Land Rover and an unfavorable currency translation of Rs.4,681 million from GBP to Indian rupees.

Our total debt was Rs.692,368 million as at March 31, 2016, as compared to Rs.725,328 million as at March 31, 2015, a decrease of 4.5%, which includes an unfavorable currency translation of Rs.7,513 million from GBP to Indian rupees. Short-term debt (including the current portion of long-term debt) increased by 4.1% to Rs.187,857 million as at March 31, 2016, as compared to Rs.180,465 million as at March 31, 2015. Long-term debt (excluding the current portion) decreased by 7.4% to Rs.504,511 million as at March 31, 2016 from Rs.544,863 million as at March 31, 2015. Long-term debt (including the current portion) decreased by 2.7% to Rs.577,860 million as at March 31, 2016 as compared to Rs.593,781 million as at March 31, 2015. Please see Item 5.B “—Liquidity and Capital Resources—Long term funding” for further details.

Total shareholders’ equity was Rs.768,037 million as at March 31, 2016 and Rs.539,352 million as at March 31, 2015, respectively.

Our reserves increased from Rs.400,659 million as at March 31, 2015 to Rs.534,196 million as at March 31, 2016.

Our other components of equity reflected a loss of Rs.38,649 million as at March 31, 2016, as compared to Rs.59,435 million as at March 31, 2015. We have accounted for an actuarial gains/loss (net) gain of Rs.37,652 million in respect of pension obligations as at March 31, 2016. In Fiscal 2016, a gain of Rs.3,743 million on cash flow hedges (net), recorded in comprehensive income.

The ratio of net debt to shareholders’ equity (total debt less cash and cash equivalents and liquid marketable securities divided by total shareholders’ equity) under IFRS decreased from 0.7 as at March 31, 2015 to 0.4 as at March 31, 2016. Details of the calculation of this ratio are set forth in Exhibit 7.1 to this annual report on Form 20-F.

The following table sets forth our contingent liabilities as at the dates indicated.

	As at March 31,
	2016	2015
	(Rs. in millions)
Income tax	1,338	1,343
Excise duties	14,400	14,042
Sales tax	12,623	9,331
Other taxes and claims[1]	3,394	3,851
Other contingencies	416	621

Total	32,171	29,188

1.	Other taxes and claims include claims by other revenue authorities and distributors. See Item 4.B “—Business Overview—Legal Proceedings” of this annual report on Form 20-F.

Rs.110,890 million and Rs.91,807 million in Fiscal 2016 and 2015, respectively, represent executory contracts on capital accounts otherwise provided for.

Under the joint venture agreement for our China Joint Venture, we are committed to contribute RMB3.5 billion of capital toward our share in the capital of the joint venture. As at March 31, 2016, we have an outstanding commitment of approximately RMB625 million.

On an ongoing basis, our legal department reviews pending cases, claims by third parties against us and other contingencies. For the purposes of financial reporting, we periodically classify these matters into gain contingencies and loss contingencies. Gain contingencies are not recognized until the contingency has been resolved and amounts are received or receivable. For loss contingencies that are considered probable, an estimated loss is recorded as an accrual in financial statements and, if the matter is material, the estimated loss is disclosed. We do not consider any of these matters to be individually sufficiently material to warrant disclosure in our financial statements. Loss contingencies that are considered possible are not provided for in our financial statements, but if we consider such contingencies to be material, individually or in the aggregate, they are disclosed in our financial statements. Most loss contingencies are classified as possible unless clearly frivolous, in which case they are classified as remote and are monitored by our legal department on an ongoing basis for possible deterioration. We do not disclose remote matters in our financial statements. See Note 33 of our audited consolidated financial statements included elsewhere in this annual report on Form 20-F for additional information regarding our material claims and contingencies.

Since Fiscal 1997, we have benefited from participation in the Export Promotion Capital Goods Scheme, or the EPCG Scheme, which permits us to import capital equipment under a special license at a substantially reduced customs duty. Our participation in this scheme is subject to us fulfilling an obligation to export goods manufactured or produced by the use of capital equipment imported under the EPCG Scheme to the value of a multiple of the cost plus insurance and freight value of these imports or customs duty saved over a period of 6, 8 and 12 years from the date of obtaining the special license. We currently hold 107 licenses which require us to export our products of a value of approximately Rs.77.86 billion between the years 2002 to 2022, and we carefully monitor our progress in meeting our incremental milestones. After fulfilling some of the export obligations as per provisions of Foreign Trade Policy, as at March 31, 2016 we have remaining obligations to export products of a value of approximately Rs.11.94 billion by March 2022. In the event that the export obligation under the EPCG Scheme is not fulfilled, we would have to pay the differential between the reduced and normal duty on the goods imported along with interest. In view of our past record of exceeding our export milestones, and our current plans with respect to our export markets, we do not currently foresee any impediments to meeting our export obligation in the required time frame.

Capital Expenditure

Capital expenditure totaled Rs.306,233 million, Rs.335,771 million and Rs.272,832 million during Fiscal 2016, 2015 and 2014, respectively. Our automotive operations accounted for a majority of this capital expenditure. We currently plan to invest approximately Rs.398 billion in Fiscal 2017 in new products and technologies. Please see Item 5.B “—Liquidity and Capital Resources” of this annual report on Form 20-F for additional details.

Our capital expenditures in India during Fiscal 2016 related mostly to (i) the introduction of new products such as the Tata Tiago, and SIGNA range of Trucks, (ii) the development of planned future products and technologies, and (iii) quality and reliability improvements aimed at operating cost reductions.

Capital expenditure for Jaguar Land Rover mainly included expenditure for the launch of the Jaguar XE, the XF, the F-PACE, the 2016 model year XJ, the 2016 model year Evoque and the Evoque convertible, as well as product development costs on various future products, and further expenditure on our in-house engines produced at our plant near Wolverhampton, United Kingdom, and the manufacturing plant recently opened in Brazil. The manufacturing plant at our China Joint Venture started operations in October 2014. We have committed to contribute RMB 3.5 billion toward our share in the capital of the joint venture of which RMB 2.9 billion has been contributed as at March 31, 2016. In addition, we recently announced an incremental future investment of GBP450 million to double the capacity at our in-house engine manufacturing plant near Wolverhampton and an initial investment of GBP1 billion to build a manufacturing facility in Slovakia with an annual capacity of 150,000 units and with production scheduled to begin in 2018.

We continue to focus on development of new products for the Indian market and other international markets it serves. Through Jaguar Land Rover, we continue to make investments in new technologies through its research and development activities to develop products that meet the requirements of the premium market, including developing sustainable technologies to improve fuel economy and reduce carbon dioxide emissions, including the application of plug-in hybrids and full battery electric technologies. Please refer to Item 4.B “—Business Overview—Government Regulations” of this annual report on Form 20-F for further details.

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

E. Off-balance Sheet Arrangements

None

F. Tabular Disclosure of Contractual Obligations

The following table summarizes payments due under significant contractual commitments as at March 31, 2016:

	Payment due by period
	(Rs. in millions)
Type	Total	Less than 1 year	1 to 3 years	3 to 5 years	More than 5 years
Long-term debts[1]	577,860	33,811	164,263	227,413	230,694
Capital lease	1,581	612	483	104	382
Operating lease	25,970	5,032	5,283	2,560	13,095
Capital commitments	110,890	110,254	628	8	—
Purchase commitments	197,438	122,413	51,611	11,597	11,817
Other liabilities	317,044	161,226	100,538	57,249	31,574
Provisions	137,401	58,657	63,495	9,912	5,337

Total	1,368,184	492,005	386,301	308,843	292,899

1.	Includes interest.

G. Safe Harbor

See the section entitled “Cautionary Note on Forward-looking Statements” at the beginning of this annual report on Form 20-F.

Item 6.	Directors, Senior Management and Employees

A. Directors and Senior Management

Board of Directors

Under our Articles of Association, we cannot have less than three or more than fifteen directors. At present, our board of directors comprises eleven directors. Our directors are not required to hold any of our Shares by way of qualification.

Under our Articles of Association, the board of directors of Tata Steel, which, with its subsidiary, owns, as of June 30, 2016, 5.54% of our Ordinary Shares and none of our ‘A’ Ordinary Shares, has the right to nominate one director, or the Steel Director, to our board of directors. Mr. Cyrus P. Mistry was appointed as the Steel Director with effect from May 29, 2013.

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

As at June 30, 2016, our directors and senior management, in their sole and joint names, beneficially held an aggregate of 21,129 Ordinary Shares (approximately 0.0007% of our issued share capital) and 3,088 ‘A’ Ordinary Shares (approximately 0.0006% of our issued share capital).

Our board of directors appointed Mr. Guenter Butschek as the CEO and Managing Director of Tata Motors Limited with effect from February 15, 2016. Mr. Butschek chairs various business committees of Tata Motors Limited as well as the Executive Committee, which provides oversight of strategy and other key aspects of our operations. Mr. Butschek also chairs the business committees, which include the commercial vehicle business unit steering committee, the passenger vehicle business unit steering committee, or PVBU, the human resource management committee, the diversity council, the commercial vehicle and passenger vehicle product review committee , the design and styling committee, the quality review committee and the risk oversight committee.

The following table provides information about our directors, executive officers and Group Chief Financial Officer as at June 30, 2016:

Name	Position	Date of birth/ business address [1]	Year appointed as Director, Executive Officer or Chief Financial Officer	Expiration of term	Ordinary Shares beneficially owned as at June 30, 2016 [2]	‘A’ Ordinary Shares beneficially owned as at June 30, 2016 [2]
Mr. Cyrus P. Mistry	Non-Executive Chairman	July 4, 1968	2012	Non-rotational	15,855	—
Mr. N. N. Wadia	Independent Director	February 15, 1944	1998	2019	—	—
Dr. R. A. Mashelkar	Independent Director	January 1, 1943	2007	2017	—	—
Mr. Nasser Munjee	Independent Director	November 18, 1952	2008	2019	—	—
Mr. Subodh Bhargava	Independent Director	March 30, 1942	2008	2017	—	—
Mr. V. K. Jairath	Independent Director	December 27, 1958	2009	2019	—	—
Ms. Falguni Nayar	Independent Director	February 19, 1963	2013	2019	—	—
Dr. Ralf Speth	Non-Executive Director	September 9, 1955	2010	2017[4]	—	—
Mr. Guenter Butschek [3]	CEO & Managing Director	October 21, 1960	2016	2021	—	—
Mr. Ravindra Pisharody	Executive Director (Commercial Vehicles)	November 24, 1955	2012	2016[4]	—	—
Mr. S. B. Borwankar	Executive Director (Quality)	July 15, 1952	2012	2017[4]	—	—
Mr. C. Ramakrishnan	Group Chief Financial Officer	June 27, 1955	2007	2017	5,274	3,038

1.

The business address of each of our directors, Executive Officers and Chief Financial Officer, other than as described immediately below, is Bombay House, 24 Homi Mody Street, Mumbai — 400001. The business address of Mr. N. N. Wadia is The Wadia Group, C-1, Wadia International Centre (Bombay Dyeing), Pandurang Budhkar Marg, Worli, Mumbai — 400025, India; the business address of Dr. R. A. Mashelkar is “Raghunath”, D-4, Varsha Park, Baner, Pune — 411045, India; the business address of Mr. Nasser Munjee is Development Credit Bank Ltd, Peninsula Business Park, Tower ‘A’ 6th Floor, Senapati Bapat Marg, Lower Parel, Mumbai — 400013, India; the business address of Mr. Subodh Bhargava is Tata Communications Limited, 4th Floor, VSB Bangla Sahib Road, New Delhi — 110001, India; the business address of Mr. V. K. Jairath is 18th Floor, One Indiabulls Centre, Senapati Bapat Road, Elphinestone Road, Mumbai — 400013, Maharashtra, India; the business address of Ms. Falguni Nayar is FSN E-Commerce Ventures Pvt. Ltd., 104, Vasan Udyog Bhavan, Sun Mill Compound, Tulsi Pipe Road, Lower Parel (West), Mumbai — 400013; the business address of Dr. Ralf Speth is Jaguar Land Rover, Abbey Road, Whitley, Coventry, CV3 4LF, United Kingdom; and the business address of Mr. S. B. Borwankar is Tata Motors Limited, Pune Works, Pimpri, Pune — 411018.

2.	Each of our Directors, Executive Officers and Group Chief Financial Officer beneficially owned less than 1% of our Shares as at June 30, 2016.

3.	Appointed by our board of directors as the CEO & Managing Director of Tata Motors Limited with effect from February 15, 2016.

4.	Subject to retirement by rotation and eligible for re-election by the members at the Annual General Meeting of Tata Motors Limited in 2017, pursuant to the provisions of the Companies Act.

Biographies

Set forth below is a short biography of each of our directors and our Chief Financial Officer:

Mr. Cyrus P. Mistry (Chairman)

Mr. Mistry was appointed as a director of Tata Motors Limited with effect from May 29, 2012, and as a Deputy Chairman of Tata Motors Limited with effect from November 7, 2012. Mr. Mistry took over as Chairman from Mr. Ratan N. Tata upon his retirement with effect from December 28, 2012.

Mr. Mistry was previously Managing Director of the Shapoorji Pallonji group and was also responsible for building its infrastructure development division. Mr. Mistry is the Group Chairman of the Tata Group of companies. He also serves on the boards of directors of Cyrus Investments Private Limited, Sterling Investment Corporation Private Limited and Imperial College India Foundation. Mr. Mistry is a partner in S & C Corporation. He is also a trustee for various public charitable trusts, including the Taj Public Service Welfare Trust, the Pallonji Charity Trust, the Sheth Shapoorji Pallonji Mistry & Bai Alamji Shapoorji Mistry Charity Trust, the Shapoorji Pallonji Foundation and the Manockjee Cowasjee Petit Charities.

Mr. Mistry is a graduate of Civil Engineering from the Imperial College London (1990) and has an MSc in Management from the London Business School (1997). He recently received the Alumni Achievement Award from the London Business School.

Mr. Nusli N. Wadia

Educated in the United Kingdom, Mr. Wadia is the Chairman of the Bombay Dyeing & Manufacturing Company Limited and heads the Wadia Group. He is also the Chairman of Bombay Dyeing and Manufacturing Co. Limited, Bombay Burmah Trading Corp. Limited, Britannia Industries Limited, Go Airlines (India) Limited, Go Investments & Trading Private Limited, Leila Lands SDN. Bhd. and Wadia Techno – Engineering Services Limited. He holds directorships in Tata Steel Limited, Tata Chemicals Limited, Strategic Food International Company LLC, Dubai, Strategic Brand Holdings Co. Ltd., Al Sallan Food Industries Co. SAOG, Britannia and Associates (Dubai) Pvt. Limited and Al Fayafi General Trading Co. LLC. He is also a trustee of various charitable institutions and non-profit organizations.

He was appointed as an independent director of Tata Motors Limited with effect from December 22, 1998.

Dr. R. A. Mashelkar

Dr. Mashelkar is an eminent chemical engineering scientist, who retired from the post of Director General of the Council of Scientific and Industrial Research and is the President of the Indian National Science Academy, the National Innovation Foundation, the Institution of Chemical Engineers, United Kingdom and the Global Research Alliance. The President of India has honored Dr. Mashelkar with the Padma Shri (1991), the Padma Bhushan (2000) and the Padma Vibhushan (2014). Dr. Mashelkar holds a Ph.D. in Chemical Engineering from Bombay University.

Dr. Mashelkar is Chairman of the Board at Vyome Bioscience Pvt. Limited and Reliance GeneMedix Plc and holds directorships at Reliance Industries Limited, Thermax Ltd., KPIT Technologies Limited, Piramal Enterprises Limited, Invictus Oncology Pvt. Limited, Sakal Papers Pvt. Limited, International Longevity Centre India, Gharda Scientific Research Foundation, Gharda Medical and Advanced Technologies Foundation and Tal Manufacturing Solutions Limited.

He was appointed as an independent director of Tata Motors Limited with effect from August 28, 2007.

Mr. Nasser Munjee

Mr. Munjee served with HDFC Bank Limited for over 20 years in various positions including as its Executive Director. He was the Managing Director of Infrastructure Development Finance Company Ltd. until March 2004. Presently, he is the Chairman of Development Credit Bank (since June 2005) and is also a member of the board of directors of various other companies, including ABB India Limited, Ambuja Cements Limited, Britannia Industries Limited, Cummins India Limited, HDFC Limited, Jaguar Land Rover Automotive plc, Tata Chemicals Limited, Tata Chemicals North America Inc, TMFL, Go Airlines (India) Limited, Tata Motors Finance Limited, Aarusha Homes Pvt. Limited, Strategic Foods International Co. (LLC), and Astarda Limited, as well as various trusts.

Mr. Munjee is a Technical Advisor on the World Bank Public-Private Partnership Infrastructure Advisory Facility. Mr. Munjee holds a bachelor’s degree and a master’s degree from the London School of Economics.

He was appointed as an independent director of Tata Motors Limited with effect from June 27, 2008.

Mr. Subodh Bhargava

Mr. Bhargava retired from the Eicher group of companies as Group Chairman and Chief Executive in March 2000. He is the past President of the Confederation of Indian Industry and the Association of Indian Automobile Manufacturers, and the past Vice President of the Tractor Manufacturers Association.

He is currently a member of the board of directors of several Indian companies, including Tata Communications Limited, Tata Communications International Pte. Ltd., Tata Communications Services (International) Pte. Ltd., SunBorne Energy Holdings LLC, Tata Marcopolo Motors Limited, Beta Commercial Pvt. Limited, Tata Steel Limited, TRF Limited, GlaxoSmithKline Consumer Healthcare Limited, Batliboi Limited and Larsen & Toubro Limited. Mr. Bhargava holds a degree in Mechanical Engineering from the University of Roorkee.

He was appointed as an independent director of Tata Motors Limited with effect from June 27, 2008.

Mr. V. K. Jairath

Mr. Jairath served as the Principal Secretary (Industries) of the state government of Maharashtra and has over 25 years of experience in public administration, rural development, poverty alleviation, infrastructure, finance, industry, urban development and environmental management, occupying various important positions in the Government of India and the state government of Maharashtra. Mr. Jairath holds directorships in Kirloskar Oil Engines Limited, Concorde Motors (India) Limited, TML Distribution Co. Limited and Tata Motors Finance Solutions Limited.

Mr. Jairath holds a Bachelor of Arts Degree in Public Administration and Bachelor of Laws Degree, both from the Punjab University, a Masters in Economics from the University of Manchester and joined the Indian Administrative Service in 1982.

He was appointed as an independent director of Tata Motors Limited with effect from March 31, 2009.

Ms. Falguni Nayar

Ms. Nayar has spent over 19 years with Kotak Mahindra Bank, for the last six years as Managing Director and CEO of Kotak Investment Bank. She is the founder and CEO of Nykaa.com, an online shopping website for beauty and wellness products which also offers an online magazine, expert advice and virtual makeover tools. She is a member of the board of directors of several other Indian companies, including ACC Limited, Dabur India Limited, FSN Brands Marketing Pvt. Limited, Tata Marcopolo Motors Limited, Kotak Securities Limited, Tata Technologies Limited, L&T Infrastructure Finance Co. Limited and Aviva Life Insurance Company India Limited. She is also the promoter of Heritage View Developers Pvt. Limited, FSN E-Commerce Venture Pvt. Ltd., Valleyview Probuild Pvt. Ltd., Sea View Probuild Pvt. Ltd., Sealink View Probuild Pvt. Ltd. and Golf Land Developers Pvt. Limited.

She was recognized as a “Top Business Woman” by Business Today in 2009 and 2011 and has received the FICCI Ladies Organization award for “Top Woman Achiever” in the field of banking in 2008. She holds a bachelor of commerce degree from Mumbai University and a PGDM from the Indian Institute of Management, Ahmedabad.

She was appointed as an independent director of Tata Motors Limited with effect from May 29, 2013.

Dr. Ralf Speth

Dr. Speth was appointed to the post of Chief Executive Officer at Jaguar Land Rover Automotive plc on February 18, 2010. He is a member of the board of directors of Jaguar Land Rover Automotive plc. Dr. Speth earned a degree in Engineering from Rosenheim University and holds a Doctorate of Engineering in Mechanical Engineering and Business Administration from Warwick University. He has also been awarded a Fellowship of the Royal Academy of Engineering.

Having served BMW for 20 years, Dr. Speth joined Ford Motor Company’s Premier Automotive Group and served as Director of Production, Quality and Product Planning. He holds directorships in Jaguar Land Rover Limited, Jaguar Land Rover Holdings Limited, Jaguar Racing Limited, Spark44 (JV) Limited, ACEA, Bladon Jets, Confederation of British Industry, Sun Catalytix Corporation and the Society of Motors Manufacturers and Traders Limited.

He was appointed as a non-executive and non-independent director of Tata Motors Limited with effect from November 10, 2010.

Mr. Guenter Butschek

Mr. Guenter Butschek is the Chief Executive Officer & Managing Director of Tata Motors Limited.

Prior to joining our company, Mr. Butschek served as Chief Operating Officer of the Airbus Group and was a member of the Group Executive Committee of the Airbus Group. Prior to Airbus, Mr. Butschek worked at Daimler AG, where he gained more than 25 years of experience in international automotive management and held positions in various departments, including production, industrialization and procurement. He has extensive global experience in growing organizations and in developing new markets.

Mr. Butschek graduated from the University of Cooperative Education Stuttgart, Germany with a degree in business administration and economics. Mr. Butschek also serves on the boards of some of Tata Motors Limited’s subsidiaries and affiliates, namely, Tata Daewoo Commercial Vehicles Co. Limited and Tata Cummins Pvt. Limited.

Mr. Butschek was appointed as an additional director of Tata Motors Limited with effect from February 15, 2016.

Mr. Ravindra Pisharody

Mr. Pisharody has been the Executive Director (Commercial Vehicles) since June 21, 2012, having joined Tata Motors Limited as Vice President, Commercial Vehicles (Sales & Marketing), in 2007. He is also on the board of several of Tata Motors Limited’s subsidiaries and affiliates, such as Tata Marcopolo Motors Limited, Tata Cummins Private Limited, TMFL, Automobile Corporation of Goa Limited, Tata International Limited, Tata Hispano Motors Carrocera SA, Tata Hispano Motors Carrocerries Maghreb SA, Tata International Singapore Pte Limited, Nita Company Limited, TDCV, Tata Motors (SA) (Proprietary) Limited, PT Tata Motors Indonesia, PT Tata Motors Distribusi Indonesia, TMNL Motor Service Nigeria Limited and Tata Motors (Thailand) Limited. Before joining Tata Motors Limited, he worked for Castrol Ltd., a subsidiary of BP plc, and for Philips India, a subsidiary of Koninklijke Philips N.V., in various roles. Mr. Pisharody is an alumnus of the Indian Institute of Technology, Kharagpur and the Indian Institute of Management, Kolkata.

Mr. Satish B. Borwankar

Mr. Borwankar started his career with Tata Motors Limited in 1974, as a Graduate Engineer Trainee and is currently the Executive Director (Quality) with effect from June 21, 2012. He has worked in various executive positions for overseeing and implementing product development, manufacturing operations and quality control initiatives of the Commercial Vehicles Business Unit. He is also on the board of directors of certain of our subsidiaries, including Tata Cummins Private Limited, TML Drivelines Limited, TAL Manufacturing Solutions Limited, Tata Motors (Thailand) Limited and TDCV. He has played a significant role in establishing our greenfield projects. Mr. Borwankar is a mechanical engineer who studied at the Indian Institute of Technology, Kanpur.

Mr. C. Ramakrishnan (Group Chief Financial Officer)

Mr. Ramakrishnan started his career with Tata Motors Limited in 1980. As Chief Financial Officer, he is responsible for our Finance, Accounts, Taxation, Business Planning, Investor Relations, Treasury, Customer Relationship Management & Data Management System and IT divisions.

Before becoming Chief Financial Officer of Tata Motors Limited, Mr. Ramakrishnan was with the Tata Group Chairman’s Office for seven years.

Mr. Ramakrishnan is on the boards of directors of several of Tata Motors Limited’s subsidiaries, including TTL, Tata Cummins Private Limited, TMFL, TMFSL, Jaguar Land Rover Automotive plc, Tata Hispano Motors Carrocera, S.A., Tata Motors (Thailand) Limited, TDCV, Tata Motors (SA) (Proprietary) Limited, and TML Holdings Pte. Limited.

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

There is no family relationship between any of our directors, including the CEO and Managing Director, the Executive Directors and the Group Chief Financial Officer. None of our directors or senior management are selected pursuant to any arrangement or understanding with any of our major shareholders, customers, suppliers or others.

B. Compensation

The following table provides the annual compensation paid/accrued to our directors, Executive Officers and Group Chief Financial Officer in Fiscal 2016. For full-time directors, the retirement benefits exclude provision for encashable leave and gratuity as a separate actuarial valuation is not available. We have not issued any stock options to our directors/employees.

Name	Position	Remuneration[1] (in Rs.)
Mr. Cyrus P. Mistry	Non-Executive Chairman	920,000
Mr. N. N. Wadia	Independent Director	860,000
Dr. R. A. Mashelkar	Independent Director	1,510,000
Mr. Nasser Munjee 2 8	Independent Director	71,01,000
Mr. S. Bhargava	Independent Director	1,295,000
Mr. V. K. Jairath	Independent Director	2,625,000
Ms. Falguni Nayar	Independent Director	1,825,000
Dr. Ralf Speth 3 8	Non-Executive Director	496,753,000
Mr. Guenter Butschek 4 8	CEO & Managing Director	50,429,000
Mr. Ravindra Pisharody5 8	Executive Director (Commercial Vehicles)	38,184,000
Mr. Satish Borwankar6 8	Executive Director (Quality)	31,615,000
Mr. C. Ramakrishnan7 8	Tata Motors’ Group Chief Financial Officer	42,269,000

1.	Includes salary, allowance, taxable value of perquisites, commission and our contribution to provident fund and superannuation fund for the CEO and Managing Director, executive directors and the Group Chief Financial Officer, CEO and Managing Director, and sitting fees/directors’ fees for non-executive directors. No commission has been paid to directors by Tata Motors Limited for Fiscal 2016, due to inadequacy of profits.
2.	The remuneration of Mr. Munjee includes remuneration of GBP 50,000 received from Jaguar Land Rover Automotive plc and directors’ fees paid by TMFL.
3.	Dr. Ralf Speth’s remuneration is paid by Jaguar Land Rover Automotive plc, which includes the value of performance bonus, cash allowances and non-cash benefits and accruals from long term incentives and retirement benefits of GBP 984,133.
4.	Remuneration for the period from February 15, 2016 to March 31, 2016 and includes joining bonus of €250,000 (Rs.18,740,000)
5.	The remuneration includes directors’ fees and commissions received from Automobile Corporation of Goa Limited and directors’ fees paid by Tata International Limited, Tata Daewoo Commercial Vehicle Co. Limited and Nita Company Limited but excludes provision for a special retirement benefit of Rs.6,256,000 payable at the discretion of the board.
6.	The remuneration also includes directors’ fees paid by Automobile Corporation of Goa Limited and Tata Daewoo Commercial Vehicle Co. Limited but excludes provision for a special retirement benefit of Rs.4,154,000, payable at the discretion of the board.
7.	The remuneration paid includes directors’ fees paid by Sheba Properties Limited and Tata Technologies Limited.
8.	Rounded to nearest thousands of Indian rupees.

The CEO and Managing Director as well as the executive directors are also eligible to receive special retirement benefits at the discretion of our board of directors, which include a monthly pension, ex-gratia and medical benefits.

Through a postal ballot notice dated December 9, 2014, our shareholders approved and ratified the payment of the minimum remuneration to Mr. Pisharody and Mr. Borwankar as per the agreement in view of inadequacy of profits for Fiscal 2014 and 2015 and 2016. In respect of Fiscal 2016 the said minimum remuneration of the Executive Directors is within the limits prescribed under the Companies Act 2013.

C. Board Practices

Our board of director’s size of eleven directors is commensurate with our size and consistent with other companies in the industry. Our board of directors consists of executive, non-executive and independent directors. Appointments of new directors are recommended by the Nomination and Remuneration Committee for consideration by the full board of directors and our shareholders at each year’s annual general meeting.

The roles of the Chairman and Chief Executive Officer are distinct and separate with appropriate powers being delegated to the Managing Director to perform the day-to-day activities of managing our company.

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

Board Effectiveness Evaluation: Pursuant to provisions of the Listing Regulations and the Companies Act, our board of directors is required to carry out an annual evaluation of its own performance and also the performance of its committees and individual directors. The performance of the board of directors and individual directors is evaluated by our board of directors and involves input from all the directors. The performance of the committees is evaluated by our board of directors and involves input from committee members. In Fiscal 2016, the Nomination and Remuneration Committee reviewed the performance of the individual directors. Also, a separate meeting of independent directors was held to review the performance of non-independent directors, performance of our board of directors as a whole and the performance of the chairperson of Tata Motors Limited; the independent directors took into account the views of the executive directors and non-executive directors. Subsequently, our board of directors held a meeting to discuss the performance of our board of directors, its committees and the individual directors.

The criteria for the performance evaluation of our board of directors included aspects, such as our board of directors’ composition and structure and the effectiveness of our board of directors’ processes, information flow and functioning. The criteria for performance evaluation of the committees included aspects, such as the composition of the committees and the effectiveness of committee meetings. The criteria for performance evaluation of the individual directors included aspects, such as the director’s contribution to our board of directors and committee meetings, including preparation on the issues to be discussed, meaningful and constructive contribution and input during meetings. In addition, the chairperson was evaluated on the key aspects of his role.

We also conducted the familiarization program for independent directors was also conducted to apprise the directors about their roles, rights, responsibilities in our Company, the nature of the industry in which we operate, our business model and related matters. The details of the program for familiarization of the independent directors are uploaded on the website of our Company.

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

Committees

Audit Committee

The Audit Committee comprises four independent directors: Mr. Munjee (as Chairman), Dr. Mashelkar, Mr. Jairath, and Ms. Nayar. The scope of the Audit Committee includes:

a.	Reviewing the quarterly/annual financial statements before submission to our board of directors, focusing primarily on:

•

Overseeing our financial reporting process and the disclosure of our financial information, including earnings and press releases, to ensure that the financial statements are correct, sufficient and credible;

•	Reviewing reports on the management’s discussion and analysis of financial condition, results of operations and the directors’ responsibility statement;

•	Compliance with accounting standards and changes in accounting policies and practices;

•	Major accounting entries involving estimates based on exercise of judgment by management;

•	Reviewing the draft audit report, modified opinion, if any, and significant adjustments arising out of audit;

•	Analysis of the effects of alternative GAAP methods on the financial statements;

•	Compliance with listing and other legal requirements concerning financial statements;

•	Statement of significant related party transactions (as defined by the Audit Committee), submitted by the management;

•	Scrutiny of inter-corporate loans and investments; and

•	Disclosures made under the principal executive officer and principal financial officer certifications and related party transactions to our board of directors and our shareholders,

b.	Reviewing, alongside the management, our external auditors and internal auditors, the adequacy of internal control systems and recommending improvements to management,

c.	Review management letters and letters of internal control weakness issued by the statutory auditors.

d.	Reviewing, alongside the management, statements of uses and applications of funds raised through issues (such as public issues, rights issues, preferential issues), the statement of funds utilized for purposes other than those stated in the relevant offer document and/or notice and the report submitted by the monitoring agency that monitors the utilization of proceeds of a public or rights issue and making appropriate recommendations to our board of directors in light of those reviews,

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

h.	Discussing with the statutory auditor, before the audit commences, the nature and scope of audit and conducting post-audit discussions to ascertain any area of concern,

i.	Reviewing our financial controls and risk management policies,

j.	Establishing and reviewing the functioning of our vigil mechanism under our whistle-blower policy,

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

m.	Reviewing the effectiveness of the system for monitoring compliance with laws and regulations,

n.	Approving the appointment of our Chief Financial Officer after assessing the qualification, experience and background of a candidate,

o.	Engaging a registered valuer in case valuations are required and reviewing any valuation report in respect of any of our property, stocks, shares, debentures, securities, goodwill, undertakings or assets, liabilities or net worth,

p.	Reviewing and replying to any reports forwarded by the auditors on the matters where auditors have sufficient reason to believe that an offense involving fraud is being or has been committed against us by our officers or employees,

q.	Reviewing the system of storage, retrieval, display and printout of books of accounts maintained in electronic copies during the required period under law,

r.	Approving all or any subsequent modification of transactions with related parties,

s.	Approving policies in relation to the implementation of the Tata Code of Conduct for Prevention of Insider Trading and Code of Corporate Disclosure Practices, or the Insider Trading Code, and to supervise its implementation, and

t.	To note and take on record the status reports, detailing the dealings by designated persons in securities of Tata Motors Limited, as submitted by our compliance officer on a quarterly basis and to provide directions on any penalties for any violations of the Insider Trading Code. Mr. Ramakrishnan, our Group Chief Financial Officer, is the compliance officer under the Insider Trading Code.

The Audit Committee has also adopted policies for the approval of services to be rendered by our independent statutory auditors, based on a procedure for ensuring such auditor’s independence and objectivity, as well as for the oversight of audit work for streamlining the audit process across our subsidiaries. The Chief Internal Auditor reports to the Audit Committee to ensure independence of the internal audit processes.

The Audit Committee relies on the expertise and knowledge of the management, the internal auditors and the independent statutory auditor in carrying out its oversight responsibilities. The management is responsible for the preparation, presentation and integrity of our financial statements, including consolidated statements, accounting and financial reporting principles. The management is also responsible for internal control over financial reporting, and all procedures are designed to ensure compliance with accounting standards, applicable laws and regulations, as well as to objectively review and evaluate the adequacy, effectiveness and quality of our system of internal control.

Nomination and Remuneration Committee

The Nomination and Remuneration Committee comprises three independent directors, Mr. Wadia (as Chairman), Mr. Bhargava and Dr. Mashelkar and one Non-Executive Director, Mr. Mistry. The Nomination and Remuneration Committee functions according to its charter, which defines its objective, composition, meeting requirements, authority, power, responsibilities and reporting and evaluation functions in accordance with the Companies Act and Indian listing requirements. The following is a summary of the principal terms of reference of the Nomination and Remuneration Committee:

a.	To make recommendations to the board of directors of Tata Motors Limited regarding the establishment and composition of the board of directors and its committees including the formulation of the criteria for determining qualifications, positive attributes and independence of a director. The Nomination and Remuneration Committee will consider periodically reviewing the composition of the board of directors with the objective of achieving an optimum balance of size, skills, independence, knowledge, age, gender and experience;

b.	Devising a policy on board diversity;

c.	Recommending to the board the appointment or reappointment of directors, including independent directors on the basis of reports on the performance evaluation of the independent directors;

d.	Supporting the board in matters related to setting up, reviewing and refreshing of committee composition;

e.	Recommending to the board on voting pattern for appointment and remuneration of directors of our material subsidiaries;

f.	Providing guidelines for remuneration of directors of our material subsidiaries;

g.	Recommending to the board the appointment of Key Managerial Personnel, or KMP, as defined under the Companies Act as the chief executive officer, chief financial officer and company secretary, and executive team members of Tata Motors Limited as defined by the Nomination and Remuneration Committee;

h.	Carrying out an evaluation of every director’s performance and supporting the board and independent directors in evaluation of the performance of the board, its committees and individual directors. This shall include the formulation of criteria for evaluation of independent directors and the board;

i.	Overseeing the performance review process for KMP and the executive team of Tata Motors Limited;

j.	Recommending the remuneration policy for directors, KMP, the executive team of Tata Motors Limited and other employees;

k.	On an annual basis, recommending to the board the remuneration payable to the directors, KMP and the executive team of Tata Motors Limited;

l.	Reviewing matters related to voluntary retirement and early separation schemes for Tata Motors Limited;

m.	Overseeing the familiarization program for directors;

n.	Overseeing our human resources philosophy, human resources strategy and the efficacy of human resources practices, including those for leadership development, rewards and recognition, talent management and succession planning (specifically for the board of directors, KMP and executive team of Tata Motors Limited); and

o.	Performing such other duties and responsibilities as may be consistent with the provisions of the committee’s charter.

Stakeholders Relationship Committee

The Stakeholders Relationship Committee comprises of two independent directors, Mr. Jairath and Ms. Nayar. Mr. Butschek was inducted as a member of the Stakeholders Relationship Committee with effect from February 15, 2016. The principal functions of the Stakeholders Relationship Committee are the following:

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

Executive Committee of the Board of Directors or ECOB

The ECOB comprises Mr. Mistry (as Chairman), Mr. Wadia, Mr. Munjee, Mr. Bhargava, Mr. Pisharody and Mr. Borwankar. Mr. Butschek, the CEO and Managing Director of Tata Motors Limited was inducted as a member of the Committee with effect from February 15, 2016. The Committee reviews and recommends to the Board for due consideration, the revenue and capital expenditure budgets, long-term business strategies and plans, our organizational structure, raising finance, property-related issues, review and sale of investments and the allotment of securities within established limits. The Committee also discusses the matters pertaining to legal cases, acquisitions and divestment, new business forays and donations.

Ethics and Compliance Committee

Following the notification of the SEBI (Prohibition of Insider Trading) Regulations, 2015 dated January 15, 2015, the function of the Ethics and Compliance Committee was rendered redundant. Therefore, the Ethics and Compliance Committee was dissolved with effect from May 14, 2015 and accordingly the reporting, monitoring and governance aspect of the Insider Trading Regulations, is currently vested within the purview of the Audit Committee.

Previously, the Ethics and Compliance Committee set forth policies relating to the implementation of the Insider Trading Code, the recordation of monthly reports and dealings in securities by specified persons and made decisions regarding penal action in respect of violations of the Insider Trading Code and applicable regulations. It also implemented appropriate actions in respect of violations of the Insider Trading Code. The Ethics and Compliance Committee was comprised of Mr. Jairath and Ms. Nayar, and Mr. Ramakrishnan, our Chief Financial Officer, acted as the compliance officer under the Insider Trading Code.

Safety, Health & Environment Committee

The Safety, Health & Environment, or SHE Committee, comprises Dr. Mashelkar (as Chairman), Mr. Jairath, Mr. Pisharody, Mr. Borwankar and Mr. Butschek, who was inducted as a member of the SHE Committee with effect from February 15, 2016. The SHE Committee’s objective is to review our safety, health and environmental practices. The terms of reference of the SHE Committee include the following:

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

Corporate Social Responsibility Committee

The Corporate Social Responsibility Committee, or CSR Committee, comprises Dr. Mashelkar (as Chairman), Ms. Nayar, Mr. Borwankar and Mr. Butschek, who was inducted as a member of the CSR Committee with effect from February 15, 2016. The terms of reference of the CSR Committee are to:

a.	Formulate and recommend to our board of directors a Corporate Social Responsibility Policy which shall indicate the activities to be undertaken by us as specified in Schedule VII of the Companies Act;

b.	Recommend the amount of expenditure to be incurred on the activities referred to in clause a.; and

c.	Monitor our Corporate Social Responsibility Policy from time to time.

Risk Management Committee

The Risk Management Committee was constituted by our board of directors pursuant to the provisions of our listing agreements with the BSE and NSE, comprises of four independent directors: Mr. Munjee (as Chairman), Dr. Mashelkar, Mr. Jairath and Ms. Nayar. Its terms of reference are as follows:

a.	Establishing principles and objectives for assisting our board of directors in overseeing our risk management process and controls, risk tolerance, capital liquidity and funding levels, and providing a periodic update thereof to our board of directors;

b.	The Risk Management Committee shall be appointed by our board of directors and may be staffed with directors and/or our executives. Our company secretary shall act as the secretary to the Risk Management Committee meetings;

c.	The Risk Management Committee’s quorum shall be any two members or one-third of the members, whichever is higher. The Risk Management Committee shall meet at least once every quarter and our chief internal auditor shall be a permanent invitee to its meetings;

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

Rights Issue Allotment Committee

Pursuant to the approval of our shareholders through postal ballot on March 3, 2015 and the authority granted by our board of directors through the resolutions it passed on January 27, 2015 and March 25, 2015, we launched a simultaneous, but unrelated, issue of 150,644,759 Ordinary Shares of Rs. 2 each (including the rights offering to holders of ADRs) for cash at a price of Rs.450 on a rights basis to the eligible holders of Ordinary Shares, or Ordinary Shareholders, in the ratio of six Ordinary Shares for every 109 fully paid-up Ordinary Shares held on the book closure date, which was April 8, 2015 and 26,530,290 ‘A’ Ordinary Shares of Rs.2 each for cash at a price of Rs.271 on a rights basis to the eligible holders of ‘A’ Ordinary Shares, or ‘A’ Ordinary Shareholders, in the ratio of 6 ‘A’ Ordinary Shares for every 109 fully paid-up ‘A’ Ordinary Shares held on the said book closure date.

An overwhelming response was received from the Shareholders on the rights issue, as it was oversubscribed by 1.21 times. We collected Rs.90,292.2 million on the applications for the rights issues on May 2, 2015.

The Committee of Directors, duly constituted for the purpose of allotment of Ordinary and ‘A’ Ordinary Shares of Tata Motors Limited, comprising of Mr. Mistry, Chairman, Mr. Munjee, Ms. Nayar, Mr. Pisharody and Mr. Borwankar, at its meeting held on May 13, 2015, allotted 150,490,480 Ordinary Shares (including the ADSs representing the Ordinary Shares) and 26,509,759 ‘A’ Ordinary Shares in accordance with the basis of allotment mentioned in the related letter of offer dated March 30, 2015.

Executive Committee

The Executive Committee is comprised of various business functional heads, including Mr. Butschek, Mr. Pisharody, Mr. Borwankar, the president of the PVBU, the head of advanced product engineering and purchase and supply chain, the Group Chief Financial Officer, the Chief Human Resource Officer, the head of corporate strategy and business transformation and the head of corporate communications. The Executive Committee provides oversight on strategy and key aspects of our business operations.

Apart from the committees described above, our board of directors may also constitute committees of directors with specific terms of reference as it may deem fit.

D. Employees

At Tata Motors, we consider our human capital a critical factor to our success. Under the aegis of Tata Sons and the Tata Sons-promoted entities, we have drawn up a comprehensive human resource strategy which addresses key aspects of human resource development, such as:

•	A code of conduct and fair business practices;

•	A fair and objective performance management system linked to the performance of the businesses which identifies and differentiates high performers while offering separation avenues for non-performers;

•	Creation of a common pool of talented managers across Tata Sons and the Tata Sons-promoted entities with a view to increasing their mobility through inter-company job rotation;

•	Evolution of performance based compensation packages to attract and retain talent within Tata Sons and the Tata Sons-promoted entities; and

•	Development and delivery of comprehensive training and development programs to impart and improve industry- and/or function-specific skills as well as managerial competence.

In line with our human resource strategy, we have implemented various initiatives in order to build better organizational capabilities that we believe will enable us to sustain competitiveness in the global marketplace. Our focus is to attract talent, retain the better and advance the best. Some of the initiatives to meet this objective include:

•	Development of an agile organization through process modification and structure alignment;

•	Extensive process mapping exercises to benchmark and align the human resource processes with global best practices;

•	Introduction of the Global Delivery Centre to handle all human resources transactional activities with the aim of cost reduction and process standardization;

•	Revampment our talent management policies and processes to enable identification of high-potential talent at multiple levels and focus on their development to create future leaders;

•

Partnerships with academia to build the functional skills of our employees in an endeavor to become a future-ready organization. Collaborations in research and capabilities will provide avenues for our employees to pursue advanced studies and also help build the capabilities of the students to ensure their readiness for their jobs upon joining our company;

•	Extensive brand building initiatives at university campuses to increase recruiting from top-level universities;

•	Functional academies setup for functional skills development; and

•	Focus on building the skill and capabilities of our blue-collar workforce, for example by upgrading fundamental skill training centers to full-fledged skill development centers.

We employed approximately 76,598 permanent employees as of March 31, 2016, including as part of our Jaguar Land Rover business and joint operations. The average number of flexible (temporary, trainee and contractual) employees for Fiscal 2016 was approximately 40,215 (including joint operations).

The following table sets forth a breakdown of persons employed by our business segments and by geographic location as of the following dates.

Segment	As at March 31,
	2016	2015	2014
	(No. of Employees)
Automotive	68,089	66,101	63,051
Other	8,509	7,384	5,838

Total	76,598	73,485	68,889

	As at March 31,
	2016	2015	2014
Location	(No. of Employees)
India	42,238	43,313	43,986
Outside of India	34,360	30,172	24,903

Total	76,598	73,485	68,889

Training and Development

We are committed to the development of our employees to strengthen their functional and leadership capabilities. We have a focused approach with the objective of addressing all capability gaps and preparing our employees to adopt to fast changing external environment in order to meet our strategic objectives.

To achieve this, we have established the Tata Motors Academy which addresses development needs of various segments of our workforce through a structured approach. The Tata Motors Academy focuses on three functional pillars – customer excellence, product leadership, and operational excellence – and one pillar on management education, all of which are aligned with our company-level strategic objectives. The emphasis of functional academies is to strengthen knowledge, skills and expertise with an in depth approach, and the emphasis of management education is developing general management skills.

In addition to the Tata Motors Academy, our Learning Advisory Council, which includes senior leaders from different parts of our organization, aims to more closely align our learning and development efforts with our business needs and priorities. The Learning Advisory Council is responsible for designing, implementing and reviewing the learning agenda.

We are now migrating from a trade-based training approach to a process-based training approach which emphasizes team members’ knowledge as related to their actual work, in addition to the general trade-based skills which are learned at training institutes. These skills are very specific and not currently taught at the training institutes. To accomplish this, we are implementing a fundamental skills training initiative throughout our organization. Its objective is to address key employee performance issues, such as inconsistent quality, poor craftsmanship, high frequencies of repair reworking and low productivity levels through training of our front-line team members.

Union Wage Settlements

We have labor unions for operative/worker grade employees at all our plants across India, except the Dharwad plant. The labor union at Sanand plant has very recently been registered and the first settlement is yet to be done. We have generally enjoyed cordial relations with our employees and unions at our factories and offices and have received union support in our implementation of reforms that impact safety, quality, cost erosion and productivity improvements across all locations.

Employee wages are paid in accordance with wage agreements that have varying terms (typically three to four years) at different locations. The expiration dates of the wage agreements with respect to various locations/units are as follows:

Location/Unit	Wage Agreement valid until
Pune Commercial Vehicle Business Unit	August 31, 2015
Pune Passenger Vehicle Business Unit	March 31, 2016
Jamshedpur	March 31, 2016
Mumbai	December 31, 2015
Lucknow	March 31, 2017
Pantnagar	March 31, 2019
Jaguar Land Rover	October 31, 2016

An amicable settlement has been arrived at the Pantnagar plant in May 2016. The wage agreements at our Mumbai and Pune and Jamshedpur locations have expired and negotiations are underway for the new wage agreements. In the interim, the wages set forth in the previous wage agreements will continue until a new settlement is reached.

Our wage agreements link an employee’s compensation to certain performance criteria which are based on various factors such as safety, quality, productivity, operating profit and an individual’s performance and discipline. As far as possible we aim for cost neutral settlements, by achieving the critical performance parameters of the business with total employee involvement. Please see Item 4.B “Information on the Company—Business Overview—Legal Proceedings” for details related to the lawsuit filed by our union employees at TDCV related to wages.

E. Share Ownership

The information required by this item is set forth in Item 6.A “—Directors, Senior Management and Employees” of this annual report on Form 20-F.

Item 7.	Major Shareholders and Related Party Transactions

A. Major Shareholders

We are a widely held, listed company with approximately 467,634 shareholders for Ordinary Shares and 97,431 shareholders for ‘A’ Ordinary Shares on record. To our knowledge, as of June 30, 2016, the following persons beneficially owned 1% or more of 2,887,203,602 Ordinary Shares and 508,476,704 ‘A’ Ordinary Shares outstanding at that time:

Ordinary Shares

Name of Shareholder	Holding	Percentage

Tata Sons Limited and Subsidiaries[1]	865,279,581	29.97
Citibank N.A.[2]	487,002,475	16.87
Life Insurance Corporation of India	205,720,143	7.13
Tata Steel Limited	83,637,697	2.90
Government of Singapore	54,789,386	1.90
ICICI Prudential Life Insurance Company Limited	49,573,701	1.72
Abu Dhabi Investment Authority	39,118,663	1.35

‘A’ Ordinary Shares 3

Name of Shareholder	Holding	Percentage

HDFC Trustee Company Limited-HDFC Equity Fund	51,899,950	10.21
SBI Magnum Taxgain Scheme	21,199,875	4.17
Franklin Templeton Mutual Funds	18,536,195	3.65
Reliance Capital Trustee Co Ltd A/C-Reliance Regular Savings Fund	6,213,624	1.22
DSP Blackrock Top 100 Equity Fund	5,646,048	1.11
Government of Singapore	20,519,597	4.04
Abu Dhabi Investment Authority	17,448,057	3.43
Franklin Templeton Investment Funds	17,192,731	3.38
Swiss Finance Corporation (Mauritius) Limited	9,095,657	1.79
HSBC Global Investment Funds A/C HSBC GIF Mauritius Limited	8,429,668	1.66
Eastspring Investments India Equity Open Limited	7,779,443	1.53
Amansa Holdings Private Limited	7,700,000	1.51
Goldman Sachs (Singapore) Pte	6,864,463	1.35
Nordea Emerging Market Equities Fund	6,859,405	1.35
HSBC Global Investment Funds - Indian Equity	6,580,000	1.29
Monetary Authority of Singapore	6,168,551	1.21
HSBC Indian Equity Mother Fund	5,403,487	1.06
Merrill Lynch Capital Markets Espana S.A. S.V.	5,317,323	1.05
Rakesh Jhujhunwala	9,600,000	1.89
Jhunjhunwala Rakesh Radheshyam	7,825,788	1.54

[1]

As of June 30, 2016, the combined Ordinary and ‘A’ Ordinary Shareholding of Tata Sons along with its subsidiaries as on June 30, 2016 was 867,825,999 representing 29.51% of the total voting rights in Tata Motors Limited. Tata Sons’ subsidiaries, Tata Investment Corp Ltd., Tata Industries Ltd. and Simto Investment Company Ltd. hold 10,961,448, 72,203,630 and 59,583 Ordinary Shares of Tata Motors Limited, respectively, and Ewart Investments Limited holds 3,084,542 Ordinary Shares and 440,645 ‘A’ Ordinary Shares of Tata Motors Limited.

[2]	Citibank, N.A., as depositary for our ADSs, was the holder on record at June 30, 2016 of 487,002,475 Ordinary Shares on behalf of the beneficial owners of deposited Shares.
[3]

The ‘A’ Ordinary Shareholders are entitled to receive a dividend for any financial year at five percentage points more than the aggregate rate of dividend declared on Ordinary Shares for that financial year but are entitled to one vote for every ten ‘A’ Ordinary Shares held as per the terms of its issue and our Articles of Association.

Over the last three years, that is from June 30, 2013 to June 30, 2016, the holdings of our largest shareholder, Tata Sons along with its subsidiaries, have increased from 28.66% to 29.97%. The holdings of Tata Steel have decreased from 5.54% as at June 30, 2013 to 2.90% as at June 30, 2016. The shareholding of Life Insurance Corporation of India Ltd. has increased from 5.27% to 7.13%. The shareholding of Citibank N.A. as depositary for our ADSs and previously, our GDSs, has decreased from 19.24% to 16.87%.

According to our depositary, as at June 30, 2016, we had 66 registered holders of our ADSs with addresses in the United States, whose shareholding represented approximately 0.02% of our outstanding Ordinary Shares as of that date, excluding any of our ADSs held by Cede & Co. as a nominee for the Depository Trust Company. Because some of our ADSs are held through brokers or other nominees, the number of record holders of our ADSs with addresses in the United States may be fewer than the number of beneficial owners of ADSs in the United States. As of June 30, 2016, there were 97 record holders of Ordinary Shares with addresses in the United States, representing 0.00636% of our outstanding Ordinary Shares as of that date, and there were 23 record holders of ‘A’ Ordinary Shares with addresses in the United States, representing 0.00733% of our outstanding ‘A’ Ordinary Shares as of that date.

The total permitted holding of Foreign Institutional Investors, or FIIs, in the Ordinary Share paid-up capital has been increased to 35% by a resolution passed by our shareholders on January 22, 2004 and to 75% of the ‘A’ Ordinary Share paid-up Capital approved by the Reserve Bank of India pursuant to their letter dated October 31, 2013. The FII holding as on June 30, 2016 was approximately 25.69% in Ordinary Shares and 57.58% in ‘A’ Ordinary Shares. See Item 10.D “—Exchange Controls” for further details.

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

In addition, disclosures would be applicable under the Securities Exchange Board of India (Prohibition of Insider Trading) Regulations, 2015 or Insider Trading Regulations of India with respect to every promoter, employee or director, including their immediate relatives, who execute a trade or trades in excess of a monetary threshold of Rs.1 million in market value over a calendar quarter, within two trading days of reaching such threshold. Such a disclosure would be made to us and we would in turn make a disclosure to the relevant stock exchanges. Furthermore, under our Listing Regulations, governing Indian listed companies, we are required to periodically disclose to such stock exchanges the name and percentage of shares held by persons or entities that hold more than 1% of our Shares. For the purposes of the above, Shares withdrawn from our ADS facility will be included as part of a person’s shareholding.

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

The following table summarizes related party transactions and balances included in our consolidated financial statements included elsewhere in this annual report on Form 20-F for the year ended and as at March 31, 2016:

	With associates and their subsidiaries	With joint Operations	With joint ventures	With Tata Sons and its subsidiaries and joint ventures	Notes
	(Rs. in millions)
Purchase of products	17,687	27,815	—	674	(Note a	)
Sale of products	2,124	5,971	31,052	7,567
Services received	96	1	8,427	18,504	(Note b	)
Services rendered	219	80	6,264	1,123
Acceptances	—	—	—	29,018	(Note c	)
Sale of Investment	—	—	—	72
Purchase of property, plant and equipment	115	—	—	9
Interest income	4	111	—	28	(Note d	)
Interest expenses	38	13	—	316
Dividend income	154	45	—	305
Dividend paid	—	—	—	393
Amount receivable in respect of loans and interest thereon	1,600	1,918	—	353	(Note d	)
Amount payable in respect of loans and interest thereon	270	—	—	1,062
Loans given	—	—	—	300	(Note e	)
Loans taken	1,860	—	—	4,693
Proceeds from issue of shares pursuant to Rights issue	—	—	—	19,668
Loans repaid by us	1,590	—	—	4,488

Notes:

The details of major items are as follows:

a.

During Fiscal 2016, we purchased from our associates and joint operations various vehicle components, assemblies, aggregates and spares, among other inputs, totaling Rs.45,502 million. For the period from April 1, 2016 through June 30, 2016, our purchases were Rs.7,031 million from these associates and joint operations. These purchases have been made at fair market price determined in accordance with arm’s-length commercial terms.

b.	i)	The services received from Tata Sons include those for which brand subscription fees were paid pursuant to an agreement with them, under which Tata Motors Limited and certain of its subsidiaries have agreed to pay an annual subscription fee for participation and gain from promotion and protection of the Tata brand identity. Please see Exhibit 4.1 of this annual report on Form 20-F for our Tata Brand Equity & Business Promotion Agreement. The annual subscription fee is equal to 0.15%-0.25% of annual net income (defined as net revenues exclusive of excise duties and other governmental taxes and non-operating income), subject to a ceiling of 5% of annual profit before tax, based on Tata Motors Limited’s standalone financial statements prepared in accordance with Indian GAAP.

	ii)	We also received other business support services from subsidiaries of Tata Sons for call center and transaction processing work for Tata Motors Limited and some of its subsidiaries. These services are in the normal course of business and the transaction prices represent fair market price of the consideration, and other terms have been based on the normal commercial terms.

	iii)	We received IT-related services from one of the subsidiaries of Tata Sons, TCS, for integrated IT service relating to IT infrastructure for Tata Motors Limited, Jaguar Land Rover and other subsidiary companies. The contract was finalized after evaluation of competitive bids from TCS and other IT service provider. These services are in the normal course of business and the transaction prices represent fair market price of the consideration, and other terms have been based on the normal commercial terms.

c.	During Fiscal 2016, we have paid discounting charges for invoice discounting facility availed by vendors, with one of the subsidiary of Tata Sons. These services are in the normal course of business and the transaction price (discounting charges) represents fair market price, considering commercial and market terms.

d.	As at March 31, 2016, the subordinated loan to a joint operation (including interest) was Rs.1,918 million and represents the largest amount outstanding during Fiscal 2016. The loan is subordinated to other borrowings of the joint operation. The interest in respect of loans was Rs.108 million in Fiscal 2016, and is equal to the reference rate of the Reserve Bank of India, which is 7.75% as at March 31, 2016. The loan had been utilized by the joint operation for meeting capital expenditure requirements. As at June 30, 2017, we had a total of Rs.1,864 million of outstanding loans (including interest) (net of inter-company elimination).

e. i)	As at March 31, 2016, we held optionally convertible preference shares, or OCPS, of Rs.1,600 million, of an equity accounted investee Tata Hitachi Construction Co. Pvt. Ltd., at an interest rate of 9%. These OCPS were from the rights offered by the equity accounted investee to existing equity shareholders at a ratio of 4 OCPS for every 10 equity shares. These OCPS are redeemable at par or may be converted into equity shares of equity accounted investee at fair value after a period of seven years.

ii)	During Fiscal 2016, we have given inter-corporate deposits amounting to Rs.300 million to certain subsidiaries of Tata Sons, at an interest rate of 9.60% based on the maturity date of deposits.

Please see Note 38 to our consolidated financial statements included elsewhere in this annual report on Form 20-F for further details on our related-party transactions.

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

Dividend Policy

            The Company may declare and pay a dividend out of profits for the year or previous financial year(s) as stated in the statutory financial statements of Tata Motors Limited, on a standalone basis, prepared in accordance with Indian GAAP, after providing for depreciation in accordance with the provisions of Schedule II to the Companies Act. However, in the absence or inadequacy of said profits, it may declare dividend out of its free reserves, subject to certain conditions as prescribed under the Companies Act and the Companies (Declaration and Payment of Dividend) Rules, 2014. Based on the net income available for appropriation, dividends are recommended by our board of directors for approval by the shareholders at our annual general meeting. Furthermore, our board of directors may also pay an interim dividend at its discretion. The ‘A’ Ordinary Shareholders are entitled to receive a dividend for any financial year at five percentage points more than the aggregate rate of dividend declared on Ordinary Shares for that financial year. For Fiscal 2016, after considering overall performance and results, the Board of Directors has recommended a dividend (including dividend tax) totaling Rs.730 million to our shareholders. Under Indian law, no dividend was permitted to be paid for Fiscal 2015. Considering Tata Motors Limited’s financial performance in Fiscal 2014, we declared dividends (excluding dividend tax) totaling Rs.6,485 million for Fiscal 2014 to our shareholders. Since Fiscal 1956, we have made dividend distributions in each Fiscal year except for Fiscal 2001, 2002 and 2015.

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

B. Plan of Distribution

Not applicable.

C. Markets

Ordinary Shares and ADSs

	National Stock Exchange of India Limited or NSE			BSE Limited or BSE			NYSE
	Closing Price per Ordinary Share			Closing Price per Ordinary Share			Closing Price per ADS
	Period High	Period Low		Period High	Period Low		Period High	Period Low
	(Rs. per Share)		Average Daily Trading Volume (in ‘000)	(Rs. per Share)		Average Daily Trading Volume (in ‘000)	(U.S.$ per ADS)		Average Daily Trading Volume (in ‘000)
Fiscal
2016	568.15	276.35	8498.88	567.55	275.65	983.24	46.35	20.56	1859.87
2015	598.13	398.87	5,274.10	605.10	403.00	416.51	50.89	35.61	1,277.24
2014	416.95	255.20	7,227.83	417.05	255.30	820.41	35.41	22.25	495.69
2013	333.70	205.10	10,275.70	333.40	204.85	1,321.40	30.74	18.94	562.27
2012	1,298.70	139.60	9,367.10	1,295.05	139.65	1,459.06	28.87	14.89	833.79
Fiscal
2016
1st Quarter	568.15	421.80	6,019.95	567.55	421.60	568.99	46.35	34.01	1,733.49
2nd Quarter	444.40	285.00	8,813.84	444.80	285.25	1,728.75	34.56	21.73	2,377.88
3rd Quarter	424.40	297.75	9,048.54	423.35	297.00	706.21	31.57	22.33	1,612.05
4th Quarter	401.90	276.35	10,097.69	401.65	275.65	892.3	29.05	20.56	1,706.91
Fiscal
2015
1st Quarter	448.59	398.87	5,336.36	452.30	403.00	432.52	40.48	35.61	1,381.22
2nd Quarter	534.32	428.31	6,217.26	539.40	433.00	444.90	47.77	37.81	1,299.81
3rd Quarter	539.46	470.75	4,401.74	545.10	475.75	415.19	47.14	39.60	1,097.07
4th Quarter	598.13	488.61	5,139.29	605.10	494.00	373.40	50.89	40.35	1,335.21
Month
March-16	388.60	315.35	9,032.53	388.90	315.30	713.72	29.05	23.73	1,349.75
February-16	338.50	276.35	11,965.28	338.35	275.65	1,067.67	25.50	20.56	1,910.73
January-16	401.90	328.55	9,201.88	401.65	329.40	886.90	28.33	23.98	1,905.92
December-15	417.35	371.60	6,965.13	417.40	371.70	532.33	30.89	27.15	1,439.01
November-15	424.40	382.05	9,210.93	423.35	382.05	677.72	31.57	29.58	1,577.00
October-15	391.20	297.75	11,186.00	391.25	297.00	924.54	29.70	22.33	1,816.94

Notes:

On July 27, 2016 the reported closing price of our Shares on the BSE and NSE was Rs.510.10 per Share. On July 27, 2016 the ADS closing price on the NYSE was U.S.$37.63 per ADS.

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

‘A’ Ordinary Shares

	NSE			BSE
	Closing Price per ‘A’ Ordinary Share			Closing Price per ‘A’ Ordinary Share
	Period High	Period Low		Period High	Period Low
	(Rs. per Share)		Avg. Daily Trading Volume (in ‘000)	(Rs. per Share)		Avg. Daily Trading Volume (in ‘000)
Fiscal
2016	354.65	206.85	2,598.08	354.40	206.60	177.89
2015	383.98	209.06	2,570.50	388.25	211.20	179.78
2014	208.10	124.50	1,943.08	207.95	124.55	145.12
2013	187.60	117.05	2,922.63	187.10	117.65	358.41
2012	711.20	81.65	1,954.66	711.50	81.60	306.83
Fiscal
2016
1st Quarter	354.65	260.60	1,892.01	354.40	261.20	110.50
2nd Quarter	267.85	206.85	3,169.01	268.05	206.60	292.61
3rd Quarter	299.75	218.60	3,095.11	299.65	218.30	170.12
4th Quarter	296.60	214.80	2,208.10	296.95	214.45	132.71
2015
1st Quarter	313.47	209.06	3,106.90	316.75	211.20	224.71
2nd Quarter	383.98	280.22	3,112.05	388.25	283.35	236.76
3rd Quarter	351.57	301.15	2,065.21	354.95	304.35	142.47
4th Quarter	377.70	305.56	1,973.80	381.50	309.10	113.29
Month
March-16	288.35	237.85	2,505.67	288.65	238.40	112.60
February-16	263.20	214.80	2,270.43	262.95	214.45	144.39
January-16	296.60	248.25	1,845.09	296.95	247.90	140.54
December-15	290.60	270.65	1,668.70	290.45	271.60	102.23
November-15	299.75	259.65	5,621.31	299.65	259.60	186.46
October-15	272.80	218.60	2,264.27	272.75	218.30	229.27

Notes:

On July 27, 2016, the reported closing price of our ‘A’ Ordinary Shares on the BSE and NSE was Rs.330.00 per Share and Rs.330.65 per Share, respectively.

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

B. Memorandum and Articles of Association

General

The Company is registered with the Registrar of Companies, Mumbai, under registration number 004520 and bearing Corporate Identify Number (CIN) L28920MH1945PLC004520. The following description of our share capital is a summary of the material terms of our Memorandum and Articles of Association and Indian corporate law regarding our Shares and the holders thereof. They may not contain all of the information that is important to you. To understand them fully, you should read our Memorandum of Association and Articles of Association, as amended, which are incorporated by reference into this annual report on Form 20-F as Exhibit 1.2. The following description is qualified in its entirety by reference to our Memorandum and Articles of Association and applicable law.

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

Objects and Purposes

Our principal objects, as provided by clause 3 of our Memorandum of Association, include:

•

Manufacturing, marketing, import, export, hiring and letting on of commercial vehicles, automobile cars, two wheeler vehicles, heavy and construction equipment including components, accessories and spare parts in relation thereto;

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

Directors

Under our Articles of Association, the number of our directors may not be less than three or more than 15. Our board of directors comprises eleven members as of the date of this annual report on Form 20-F. Appointments of new directors and remuneration payable to them are made through a majority vote of the full board of directors and approved by a requisite majority of our shareholders in attendance at each year’s annual general meeting, provided that a quorum is met.

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

Dividends

Under the Companies Act, no dividend can be declared or paid by a company for any fiscal year except out of the profits of the company for that fiscal year and/or any previous fiscal year(s) that remain undistributed. Furthermore, no company may declare a dividend unless carried over previous losses and depreciation not provided for in previous years are set off against profits of the company of the current year on a standalone basis. However, in the event of inadequacy or absence of profits during a fiscal year, the board of directors may declare a dividend not exceeding the average rate at which dividends were declared by it in the immediately preceding three years, calculated on a standalone basis. Dividends payable out of the undistributed, accumulated profits of a company from any prior fiscal year(s), and transferred by the company to its reserves, should not exceed 10% of the paid-up capital and free reserves as stated in the latest audited financial statement, after setting off losses incurred in the fiscal year in which the dividend is declared, on a standalone basis. The balance of reserves after such withdrawal must not be below 15% of the paid-up share capital as stated in the latest audited financial statements on a standalone basis.

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

Under the Companies Act, dividends can be paid in cash only to shareholders listed on the register of shareholders on the date that is specified as the “record date” or “book closure date”. No shareholder is entitled to a dividend while any lien in respect of unpaid calls on any of such shareholder’s shares is outstanding.

The holders of ‘A’ Ordinary Shares are entitled to receive dividends for any fiscal year at a rate that is five percentage points more than the aggregate rate of dividends declared on Ordinary Shares for that fiscal year.

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

Quorum

The quorum required for a general meeting of our company under the Companies Act is 5, 15 or 30 shareholders personally present, depending on whether the total number of shareholders on the date of the meeting is less than 1,000, is between 1,000 and 5,000, or exceeds 5,000, respectively.

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

Under the provisions of the listing requirements , listed companies in India are required to provide their shareholders with the facility to exercise their right to vote by electronic means either at a general meeting of the company or by means of a postal ballot in accordance with the prescribed procedure under the Companies Act. Furthermore, pursuant to the Companies Act, any company having not less than 1,000 shareholders shall provide its members with facilities to exercise their rights at general meetings by electronic means. Accordingly, we provide such electronic voting facilities to all of our shareholders.

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

Voting by Proxy

A person may act as proxy on behalf of members not exceeding 50 and holding in the aggregate not more than 10% of our total share capital carrying voting rights, provided that a member holding more than 10% of our total share capital carrying voting rights may appoint a single person as a proxy and such person shall not act as a proxy for any other person or shareholder. A shareholder may exercise his or her voting rights by proxy to be given in the form prescribed under the Companies Act. The instrument appointing a proxy is required to be lodged with us at least 48 hours before the time of the meeting. A shareholder may, by a single power of attorney, grant a general power of representation regarding several general meetings of shareholders. Any of our shareholders may appoint a proxy. A corporate shareholder is also entitled to nominate a representative to attend and vote on its behalf at general meetings. A proxy may not vote except on a poll and does not have a right to speak at meetings. An authorized representative shall be entitled to exercise the same rights and powers, including the right to vote by proxy and by postal ballot on behalf of a body corporate that it represents.

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

For the purpose of determining the shareholders, the register may be closed for periods not exceeding 45 days each year and not exceeding 30 days at any one time, subject to prior notice of at least seven days or such lesser period as may be specified by SEBI for listed companies in India. In order to determine the shareholders entitled to dividends, we generally keep the register of shareholders closed for approximately 21 days each year. Under the listing regulations of the stock exchanges on which our outstanding shares are listed, we may, upon at least seven working days’ (excluding the date of intimation and the record date) advance notice to such stock exchanges, set a record date and/or close the register of shareholders in order to ascertain the identity of shareholders entitled to the dividend. The trading of shares and the delivery of certificates in respect thereof may continue while the register of shareholders is closed.

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

We submit information, including our Indian Annual Report and half-yearly financial statements, in accordance with the requirements of the listing agreements with the BSE and NSE.

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

Our Shares are freely transferable, subject only to the provisions of the Companies Act under which, if a transfer of securities is in contravention of any of the provisions of the Securities Contracts (Regulation) Act, 1956, the Securities and Exchange Board of India Act, 1992 or the Companies Act or any other law for the time being in force, the Company Law Board, or CLB, may, on an application made by the depository, company, depository participant, the holder of the securities or the SEBI, direct any company or a depository to set right the contravention and rectify its register or records concerned. If a company without sufficient cause refuses to register a transfer of Shares within one month from the date on which the instrument of transfer is delivered to the company, the transferee may appeal to the CLB seeking to register the transfer of Shares. The CLB may, after hearing the parties, either dismiss the appeal, or by order, direct that the transfer or transmission shall be registered by the company and the company shall comply with such order within a period of ten days of the receipt of the order; or direct rectification of the register and also direct the company to pay damages, if any, sustained by any party aggrieved.

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

vii.	The buy-back in respect of shares or other specified securities other than those specified in clause vi. above is in accordance with the Companies (Share Capital and Debentures) Rules, 2014.

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

Rights of Holders of ‘A’ Ordinary Shares

Holders of ‘A’ Ordinary Shares are entitled to enjoy all rights and privileges that are enjoyed by holders of Ordinary Shares pursuant to applicable law and under our Articles of Association, with certain differences with respect to dividend and voting entitlements as further summarized below. Holders of our ‘A’ Ordinary Shares have the following rights:

•

Right to receive dividends, if declared. ‘A’ Ordinary Shareholders are entitled to receive dividends for any fiscal year at a rate that is five percentage points higher than the aggregate rate of dividends declared on Ordinary Shares for that fiscal year;

•

Right to attend general meetings and class meetings of all Ordinary Shareholders (including a meeting called in relation to any scheme under Sections 391/394 of the Companies Act, 1956 or as amended) and exercise voting powers, unless prohibited by law;

•

If any resolution at any such meeting is put to vote by a show of hands, each ‘A’ Ordinary Shareholder is entitled to one vote, which is the same number of votes as available to holders of Ordinary Shares;

•

If any resolution at any such meeting is put to vote on a poll, or if any resolution is put to vote by postal ballot, each ‘A’ Ordinary Shareholder is entitled to one vote for every ten ‘A’ Ordinary Shares held. Fractional voting rights of ‘A’ Ordinary Shareholders are disregarded. For example, if an ‘A’ Ordinary Shareholder holds 39 ‘A’ Ordinary Shares, such holder will be entitled to three votes. If an ‘A’ Ordinary Shareholder holds less than ten Ordinary Shares, such holder will not be entitled to vote on a poll. The class of Ordinary Shareholders includes Ordinary Shareholders and ‘A’ Ordinary Shareholders; and

•	The right to vote may be exercised by the ‘A’ Ordinary Shareholders in person or by proxy;

•

Right to receive offers for shares through a rights issue and be allotted bonus shares. Holders of ‘A’ Ordinary Shares are only entitled to further ‘A’ Ordinary Shares and such rights or bonus issue shall be made to holders of ‘A’ Ordinary Shares in amounts required to maintain the proportion of ‘A’ Ordinary Shares to Ordinary Shares prior to the issue;

•

In any scheme for amalgamation of Tata Motors Limited with or into any other entity which results in a share swap or exchange, holders of ‘A’ Ordinary Shares shall receive allotment as per the terms of such scheme and as far as possible receive shares with differential rights to voting or dividend of such other entity;

•

Where an offer is made to purchase the outstanding shares, voting rights, equity capital, share capital or voting capital of our company in accordance with SEBI (Substantial Acquisition of Shares and Takeovers) (Amendment) Regulation, 2013, or the Takeover Code, and other applicable laws, holders of ‘A’ Ordinary Shares shall have the right to receive an offer to purchase ‘A’ Ordinary Shares in the same proportion as offered to the holders of Ordinary Shares;

•

For example, where an offer is made under the Takeover Code to purchase 20% of our outstanding shares or voting rights or equity capital or share capital or voting capital, such offer shall also include an offer for 20% of the outstanding Ordinary Shares and 20% of the outstanding ‘A’ Ordinary Shares;

•

Furthermore, the pricing guidelines as specified under the Takeover Code or any other applicable laws in respect of offer for Ordinary Shares shall apply to an offer for ‘A’ Ordinary Shares and the percentage premium offered for the ‘A’ Ordinary Shares to its floor price shall be equal to the percentage premium offered for the Ordinary Shares to its floor price. The floor price for the Ordinary Shares and the floor price for the ‘A’ Ordinary Shares shall be determined in accordance with the Takeover Code;

•

All consideration to be received by the holders of ‘A’ Ordinary Shares in accordance with any such offer shall be paid in the same form and at the same time as that to be received by holders of Ordinary Shares; and

•	For the purposes of the Takeover Code, the terms “shares”, “voting rights”, “equity capital”, “share capital” or “voting capital” means and includes Ordinary Shares and ‘A’ Ordinary Shares;

•

Where our company’s promoters or any other acquirer of our company proposes at any time to voluntarily delist the Ordinary Shares in accordance with the SEBI (Delisting of Securities) Guidelines, 2003 from the stock exchanges on which the Ordinary Shares are listed, such promoter or acquirer shall also make a delisting offer for the ‘A’ Ordinary Shares and the percentage premium offered for the ‘A’ Ordinary Shares to its floor price shall be equal to the percentage premium offered for Ordinary Shares to its floor price;

•

Where we make an offer to purchase our securities in accordance with the SEBI (Buy-Back) of Securities Regulations, 1998 and other applicable laws, holders of ‘A’ Ordinary Shares shall have the right to receive an offer in the same proportion and on equitable pricing terms as offered to the holders of Ordinary Shares;

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

C. Material Contracts

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

•

The agreement dated March 30, 2016, entered into by Tata Motors Limited with Mr. Guenter Butschek in connection with his appointment as CEO and Managing Director. The compensation drawn by him pursuant to this agreement is shown in Item 6.B “Directors, Senior Management and Employees—Compensation”.

•

The agreement effective as of July 1, 2015, entered into by Tata Motors Limited with C. Ramakrishnan in connection with his appointment as Group CFO. The compensation drawn by him pursuant to this agreement is shown in Item 6.B “Directors, Senior Management and Employees—Compensation”.

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

Pricing

Under the requirements of the Consolidated FDI Policy of 2014, or the FDI Policy, which came into effect on June 7, 2016, the price of shares of a listed Indian company issued to non-residents on an automatic basis cannot be less than the price worked out in accordance with the guidelines issued by the SEBI for the preferential allotment of shares where the shares of such company are listed.

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

FPIs who are registered with the SEBI are required to comply with the provisions of the FPI Regulations. A registered FPI may buy, subject to the ownership restrictions discussed below, and sell freely securities issued by any Indian company, realize capital gains on investments made through the initial amount invested in India, subscribe to or renounce rights offerings for shares, appoint a domestic custodian for custody of investments made and repatriate the capital, capital gains, dividends, income received by way of interest and any compensation received toward sale or renunciation of rights offerings of shares. An FPI may not hold more than 10% of the total issued capital of a company in its own name. The total holding of all FPIs in a company is subject to a cap of 24% of the total paid-up capital of a company, which can be increased to the relevant industry sector cap/ceiling applicable to the particular company under the Foreign Direct Investment Regime, with the passing of a special resolution by the shareholders of a company in a general meeting and subject to prior intimation to the RBI. Pursuant to resolutions of the board of directors and special resolutions passed by our shareholders, the FII and FPI limits have been increased to 35% of the paid-up capital of Ordinary Shares and 75% of the paid-up capital of ‘A’ Ordinary Shares.

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

Under the FPI Regulations, Offshore Derivative Instruments, or ODIs, may be issued to only those entities that are regulated by an appropriate foreign regulatory authority. Furthermore, such ODIs may only be issued after compliance with applicable know-your-client norms. However, entities that are themselves unregulated but managed by a regulated entity will be eligible counterparties for ODIs under the FPI Regulations if such entities (i) have previously entered into an ODI with an FII at any time prior to January 7, 2014, and (ii) are registered as clients of the FII. Hence, all outstanding ODI transactions and counterparties under the FII Regulations will be treated as permitted ODI transactions and counterparties under the FPI Regulations. SEBI issued a circular on November 24, 2014 aligning the applicable eligibility and investment norms between the FPI regime and subscription through the ODI regime. An FPI shall issue ODIs only to those subscribers who: (i) meet the eligibility criteria that are applicable to an FPI under the FPI Regulations and (ii) do not have “opaque structures”, as defined under the FPI Regulations. The investment restrictions applicable to FPIs under the FPI Regulations apply to subscribers of ODIs as well. Existing ODI positions which are not in accordance with the SEBI circular dated November 24, 2014 may continue until the ODI contract expires.

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

The Government of India notified the DR Scheme on October 21, 2014, which came into force on December 15, 2014. Consequently, the Issue of Foreign Currency Convertible Bonds and Ordinary Shares (Through Depository Receipt Mechanism) Scheme, 1993, or the 1993 Scheme, has been repealed except to the extent relating to foreign currency convertible bonds. The RBI issued a circular on December 15, 2014 amending the Foreign Exchange Management (Transfer or Issue of Security by a Person Resident outside India) Regulations, 2000 to bring it in line with the DR Scheme. The RBI also issued a circular on January 22, 2015 highlighting the salient features of the DR Scheme.

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

E. Taxation

This section describes the material U.S. federal income tax consequences to “U.S. holders” (as defined below) and the Indian stamp duty and income and service tax consequences to “non-residents” (as defined below) of owning Shares or ADSs. It applies to you only if you hold your Shares or ADSs as capital assets for tax purposes. This section does not apply to you if you are a member of a special class of holders subject to special rules, including:

•	A dealer in securities;

•	A trader in securities that elects to use a mark-to-market method of accounting for securities holdings;

•	A tax-exempt organization;

•	A life insurance company;

•	A person liable for alternative minimum tax;

•	A person that actually or constructively owns 10% or more of our voting stock;

•	A person that holds Shares or ADSs as part of a straddle or a hedging or conversion transaction;

•	A person that purchases or sells Shares or ADSs as part of a wash sale for tax purposes; or

•	A U.S. holder whose functional currency is not the U.S. dollar.

With regard to United States tax, the following discussion addresses only the material U.S. federal income tax consequences for persons that are “U.S. holders”. You are a U.S. holder if you are a beneficial owner of Shares or ADSs and you are, for U.S. federal income tax purposes:

•	An individual citizen or resident of the United States;

•	A corporation, or other entity taxable as a corporation, created or organized in or under the laws of the United States, any state therein or the District of Colombia;

•	An estate whose income is subject to U.S. federal income tax regardless of its source; or

•

A trust if (i) a U.S. court can exercise primary supervision over the trust’s administration and one or more U.S. persons are authorized to control all substantial decisions of the trust, or (ii) it has a valid election in effect under applicable Treasury Regulations to be treated as a U.S. person.

With regard to Indian tax, the following discussion addresses only the tax consequences for persons that are “non-residents” of India, as defined in the Indian Income Tax Act of 1961, as amended by the Finance Act, 2016, or the Income Tax Act, and is based on the provisions of Section 115AC and other applicable provisions of the Income Tax Act and the Depository Receipts Scheme 2014, or the 2014 Scheme, which has replaced the Issue of Foreign Currency Convertible Bonds and Ordinary Shares (Through Depository Receipt Mechanism) Scheme, 1993 promulgated by the Government of India.

For purposes of the Income Tax Act, a non-resident means a person who is not a “resident” of India. An individual is a resident of India during any fiscal year, if such person: (i) is in India in that year for 182 days or more or (ii) was in India for 365 days or more during the four preceding years and is in India for 60 days or more in that year. A firm or other association of persons is resident in India except where the control and the management of its affairs are situated wholly outside India. A company is said to be resident in India in any fiscal year if it is an Indian company or its “place of effective management”, in that year, is in India. “Place of effective management” means a place where key management and commercial decisions that are necessary for the conduct of the business of an entity as a whole are, in substance, made. The Residential test based on “place of effective management” is applicable from FY 2016-17.

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

This discussion addresses only U.S. federal income taxation and Indian stamp duty and income and service taxation. In addition, this section is based in part upon the assumption that each obligation in the deposit agreement (as amended) and any related agreement will be performed in accordance with its terms.

This summary is not intended to constitute a complete analysis of the individual tax consequences to non-resident holders for the acquisition, ownership and sale of ADSs and Shares.

Taxation of Dividends

In the descriptions below relating to Indian taxation, references to “you” are to a person resident outside India, subscribing to ADSs or Shares.

Indian Taxation

Dividends paid to you will not be subject to Indian tax. However, we have to pay a “dividend distribution tax”, currently at the effective rate of 20.36% (inclusive of applicable surcharge and cess) on the amount of dividend paid out. Further, in the case of (1) an individual, (2) Hindu undivided family or a firm or (3) a firm who is a resident in India as per the Income Tax Act, income by way of dividends from domestic companies that exceed Rs.1,000,000 in the aggregate, shall be subject to income tax at 10% per annum, per Section 115BBDA of the Income Tax Act. For taxation of such dividend, the aggregate amount in excess of Rs.1,000,000 shall be subject to income tax without any deduction with respect to any expenditure or allowance or set off of loss.

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

Taxation of Capital Gains and Losses

Indian Taxation

Capital Gains

If you are a non-resident of India, any gain realized by you on the sale of ADSs to another non-resident, as per Section 47 of the Income Tax Act will not be subject to Indian capital gains tax under Section 115AC and other applicable provisions of the Income Tax Act.

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

Gain realized by you on the sale of listed Shares held for more than 12 months will not be subject to Indian capital gains tax if the Securities Transaction Tax, or STT, has been paid on the transaction. The STT will be levied on and collected by the BSE or NSE, as applicable, on which shares are sold at the rate of 0.025% to 0.1% depending upon the nature of the transaction.

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

U.S. Federal Income Taxation

Generally, subject to the PFIC rules discussed below, if you are a U.S. holder and you sell or otherwise dispose of your Shares or ADSs, you will recognize capital gain or loss for U.S. federal income tax purposes equal to the difference between the U.S. dollar value of the amount you realize and your tax basis, determined in U.S. dollars, in your Shares or ADSs. If you are a non-corporate U.S. holder, your capital gain is generally taxed at preferential rates where you have a holding period greater than one year in the applicable Shares or ADSs at the time of the sale or other disposition. If you are a U.S. holder, certain limitations exist on your ability to deduct capital losses for U.S. federal income tax purposes. Your gain or loss from the disposition or other sale of Shares or ADSs will generally be income or loss from sources within the United States for foreign tax credit limitation purposes.

As discussed under “Taxation of Capital Gains and Losses—Indian Taxation”, above, you may be subject to Indian tax upon a sale or other disposition of Shares or ADSs. The Indian capital gains tax described above should be treated as a creditable tax for U.S. federal income tax purposes. However, any capital gain that you recognize upon a sale of Shares or ADSs will generally be treated as U.S. source gain. Accordingly, you will not be able to claim a credit for the capital gains tax under the U.S. foreign tax credit limitation rules unless you recognize a sufficient amount of foreign source income in the appropriate U.S. foreign tax credit limitation basket in the taxable year in which you recognize the capital gain. In addition, the Securities Transaction Tax, levied and collected by BSE and NSE, as applicable depending on which shares are sold, may not be treated as a creditable tax for U.S. federal income tax purposes. You should consult your tax advisor regarding the application of the U.S. foreign tax credit rules to any Indian taxes that you are subject to in respect of a sale or disposition of the Shares or ADSs.

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

Indian Tax Treaties

The provisions of the tax treaty entered into by India and the country of your residence will be applicable to the extent they are more beneficial to you. There is a Double Tax Avoidance Agreement between the United States and India. The Government of India has introduced a provision related to General Anti Avoidance Rules, or GAAR, under which certain arrangements could be declared to be an impermissible avoidance arrangement. The consequences of such arrangements include denial of a tax benefit or benefit under tax treaty. As per the Income Tax Act, the GAAR provisions are applicable from the Government of India’s fiscal year 2017. The Finance Minister of India in his speech presenting the Finance Bill 2015 has indicated that the investments made through March 31, 2017 will not be subject to GAAR. The Income Tax Rules in this regard have been amended, and accordingly, investments made prior to April 1, 2017 are exempt from these GAAR provisions. Further, it has been clarified by amendment to the rules that GAAR provisions would apply to any arrangement (irrespective of the date on which such arrangement has been entered into) in respect of which tax benefit has been obtained on or after April 1, 2017. Also, the Government of India has introduced a provision by which you would not be entitled to claim any relief under the tax treaty unless a tax residency certificate is obtained by you from the government of the country of which you are resident. Furthermore, you shall be required to provide such other required information as has been publicly stated by the Government of India.

Dividend income will not be subject to tax in India in your hands. If any Shares are held by you following withdrawal thereof from the depositary under the deposit agreement, the provisions of a tax treaty, if any, entered into by India and the country of which you are resident will be applicable to determine the taxation of any capital gain arising from a transfer of such Shares.

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

Indian Service Tax

Brokerage or commission fees paid to stockbrokers in India in connection with the sale or purchase of Shares are now subject to an Indian service tax of 14%. (plus a 0.50% Swachh Bharat Cess) and there will be an additional levy of 0.50% Krishi Kalyan Cess w.e.f. 01.06.2016. A stockbroker is responsible for collecting such service tax at such rate and for paying the same to the relevant authority.

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

See Note 35 of our audited consolidated financial statements included elsewhere in this annual report on Form 20-F for additional disclosures on market risk and financial instruments, including disclosure on the fair value of financial instruments.

Item 12.	Description of Securities Other than Equity Securities

A. Debt Securities

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

An ADS holder is required to pay the following service fees to the depositary:

Service	Fees
Issuance of ADSs, delivery of deposited securities against surrender of ADSs, distribution of ADSs pursuant to stock dividends, free stock distributions or exercise of rights and distribution of securities other than ADSs or rights to purchase additional ADSs	Up to U.S.$0.05 per ADS issued or surrendered or held, as applicable

Distribution of cash dividends or other cash distributions	Up to U.S.$0.02 per ADS held

Depositary services	Up to U.S.$0.02 per ADS held on the last business day of each calendar year

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

Fees and Other Payments Made by the Depositary to us

In Fiscal 2016, we have received US$1,375,196.95 from the depositary for standard out-of-pocket maintenance costs of our ADS program, including, but not limited to, continuing annual stock exchange listing fees, special investor promotion activities, issue-related expenses, cost for preparing and audit of IFRS accounts, legal and accounting fees associated with listing on the New York Stock Exchange, miscellaneous expenses such as costs associated with votes by ADS holders and payments made to proxy firms.

PART II

Item 13.	Defaults, Dividend Arrearages and Delinquencies

None.

Item 14.	Material Modifications to the Rights of Security Holders and Use of Proceeds

None.

Item 15.	Controls and Procedures

Disclosure Controls and Procedures

We performed an evaluation of the effectiveness of the design and operation of disclosure controls and procedures as at March 31, 2016. Based on this evaluation, our management concluded that our disclosure controls and procedures, as defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934, as amended, or the Exchange Act, were effective as at March 31, 2016.

Management’s Annual Report on Internal Control Over Financial Reporting

Management is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act. Our internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of our financial statements for external reporting purposes in accordance with IFRS. Our internal control over financial reporting includes policies and procedures that:

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

As at March 31, 2016, management conducted an assessment of the effectiveness of the internal control over financial reporting using the criteria in Internal Control – Integrated Framework (2013), established by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this assessment, management has determined that our internal control over financial reporting as at March 31, 2016 is effective.

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

Remediation efforts to address material weakness identified as at March 31, 2015

The material weakness disclosed in our annual report on Form 20-F for Fiscal 2015 pertaining to a deficiency in the design of internal controls relating to technical accounting of complex derivative instruments designated in hedge relationships has been remediated in Fiscal 2016. The specific remediation actions taken by management included:

1.	Design and implementation of a daily review by financial instrument specialists of all derivative instruments designated in a hedge relationship at inception or where hedge relationship is re-designated, to ensure that the designation, documentation and the method of hedge effectiveness testing is appropriate before they are accounted.

2.	Implementation of an additional weekly detective control to review appropriateness of hedge accounting for all complex derivative instruments by technical accounting specialists.

Changes in internal control over financial reporting during Fiscal 2016

There has not been any other change in our internal control over financial reporting that occurred during Fiscal 2016 that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

Item 16A.	Audit Committee Financial Expert

Our board of directors has determined that Mr. Nasser Munjee, an independent director and a member of our Audit Committee, is an “audit committee financial expert” as defined under the applicable rules of the SEC issued pursuant to Section 407 of the Sarbanes-Oxley Act of 2002. Mr. Munjee is independent under NYSE standards.

Item 16B.	Code of Ethics

We have adopted the “Tata Code of Conduct”, hereinafter referred as to the Code, which is a written code of ethics applicable to all our employees. The Code is available at all our offices and on our website at: http://corp-content.tatamotors.com.s3-ap-southeast-1.amazonaws.com/wp-content/uploads/2015/10/tata-code-of-conduct.pdf.

In August 2004, our Audit Committee adopted a Whistle Blower Policy, or the Policy, which provides a formal mechanism for all our directors and employees to approach our management (or the Audit Committee in cases where the concern involves the senior management) and make protected disclosures to management about unethical behavior, actual or suspected fraud or violations of the Code or our ethics policies. The Policy was updated on May 29, 2014, pursuant to the provisions of the Companies Act. The Policy is an extension of the Code, which requires every employee to promptly report to management any actual or possible violation of the Code or an event such director or employee becomes aware of that could affect our business or reputation. The disclosures reported are addressed in the manner and within the time frames prescribed in the Policy. The Policy is available on our website, at www.tatamotors.com.

The information contained on our website does not constitute a part of this annual report on Form 20-F.

Item 16C.	Principal Accountant Fees and Services

Our financial statements, prepared in accordance with IFRS, are audited by Deloitte Haskins & Sells LLP, or DHS, a firm registered with the Public Company Accounting Oversight Board in the United States and which is also registered with the Institute of Chartered Accountants of India.

DHS has served as our independent public accountant for each of the years ended March 31, 2015 and March 31, 2014, for which audited financial statements appear in this annual report on Form 20-F. The following table presents the aggregate fees for professional services and other services rendered by DHS and the various member firms of Deloitte to us, including some of our subsidiaries in Fiscal 2016 and 2015.

	Year ended March 31,
	2016	2016	2015
	US$ in million	Rs. in million
Audit Fees	10.9	720.3	537.9	Audit and review of financial statements
Tax Fees	0.2	15.4	15.5	Tax audit, certification of foreign remittances and tax advisory services
All Other Fees	0.4	28.4	107.3	Other certifications and advisory services

Total	11.5	764.2	660.7

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

•

The pre-approval is not required where the fees proposed to be paid for the non-audit services do not exceed 5% of the total amount of fees paid by us to our independent accountants and their member firms during the Fiscal year, provided that such services were not recognized as non-audit services at the time of the engagement of services. Such services are also brought to the attention of the Audit Committee at the next meeting. However, in Fiscal 2016 and 2015, we obtained pre-approval for all services rendered by our independent accountant and fees from the Audit Committee.

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

Item 16H.	Mine Safety Disclosure

Not applicable.

PART III

Item 17.	Financial Statements

We have responded to Item 18 in lieu of Item 17.

Item 18.	Financial Statements

The information required by this item is set forth beginning on page F-1 of this annual report on Form 20-F.

Schedule 1	Tata Motors Limited (“Parent Company”) – condensed financial information as at March 31, 2016 and 2015 and for the year ended March 31, 2016, 2015 and 2014 on page F-95 of this annual report on Form 20-F.

Item 19.	Exhibits

Exhibit Number	Description

1.1	Our Certificate of Incorporation.[3]

1.2	Our Memorandum and Articles of Association[4]; Capital Clause as amended.[5]

2.2	Form of Amended and Restated Deposit Agreement among Tata Motors Limited, Citibank, N.A., as Depositary and the holders and beneficial owners of American Depositary Shares issued thereunder, including the form of American Depositary Receipt[2]; Amendment No. 1 thereto, dated December 16, 2009.[5]

4.1	Tata Brand Equity & Business Promotion Agreement, dated December 18, 1998, between Tata Sons Limited and Tata Engineering and Locomotive Company Limited (now Tata Motors Limited).[1]

7.1	Computation of Net Debt to Shareholders’ Equity Ratio.[6]

8.1	List of our Subsidiaries.[6]

11.1	Tata Code of Conduct 2015.[6]

12.1	Certification of the Principal Executive Officer required by Rule 13a – 14(a).[6]

12.2	Certification of the Principal Financial Officer required by Rule 13a – 14(a).[6]

13.1	Certification of the Chief Executive Officer and Chief Financial Officer required by Rule 13a – 14(b) and Section 1350 of Chapter 63 of Title 18 of the United States Code. [6]

15.1	Consent of Independent Registered Public Accounting Firm.[6]

16.1	Appointment Agreement entered into with the CEO and Managing Director – Mr. Guenter Butschek [6]

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

July 28, 2016

TATA MOTORS LIMITED

By	/s/ Guenter Butschek
Name:	Guenter Butschek
Title:	CEO & Managing Director

By	/s/ C. Ramakrishnan
Name:	C. Ramakrishnan
Title:	Tata Motors’ Group Chief Financial Officer

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

Page
Consolidated Financial Statements of Tata Motors Limited and subsidiaries :

Reports of independent registered public accounting firm	F-2-F-3
Consolidated balance sheets as of March 31, 2016 and 2015	F-4
Consolidated income statements for the years ended March 31, 2016, 2015 and 2014	F-5
Consolidated statements of comprehensive income for the years ended March 31, 2016, 2015 and 2014	F-6
Consolidated statements of cash flows for the years ended March 31, 2016, 2015 and 2014	F-7
Consolidated statements of changes in equity for the years ended March 31, 2016, 2015 and 2014	F-9
Notes to consolidated financial statements	F-12
Schedule 1 - Tata Motors Limited (“Parent Company”) – Condensed financial information as at March 31, 2016 and 2015 and for the years ended March 31, 2016, 2015 and 2014	F-95

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Board of Directors of

Tata Motors Limited

Mumbai, India

We have audited the accompanying consolidated balance sheets of Tata Motors Limited and its subsidiaries (the “Company” or “Tata Motors”) as of March 31, 2016 and 2015, and the related consolidated income statements, statements of comprehensive income, statements of cash flows, and statements of changes in equity for each of the three years in the period ended March 31, 2016. Our audits also included the financial statement schedule included as Schedule 1 at Item 18. These consolidated financial statements and financial statement schedule are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements and financial statement schedule based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Tata Motors Limited and its subsidiaries as of March 31, 2016 and 2015, and the results of their operations and their cash flows for each of the three years in the period ended March 31, 2016, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board. Also, in our opinion, such financial statement schedule, when considered in relation to the basic consolidated financial statements taken as a whole, present fairly, in all material respects, the information set forth therein.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company’s internal control over financial reporting as of March 31, 2016, based on the criteria established in Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated July 28, 2016 expressed an unqualified opinion on the Company’s internal control over financial reporting.

Our audit for the year ended and as of March 31, 2016 also comprehended the translation of Indian rupee amounts into United States dollar amounts and in our opinion, such translation has been made in conformity with the basis stated in Note 2(w) to the consolidated financial statements. The translation of the consolidated financial statements amounts into United States dollars have been made solely for the convenience of readers outside India.

/s/ DELOITTE HASKINS & SELLS LLP

Mumbai, India

July 28, 2016

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Board of Directors of

Tata Motors Limited

Mumbai, India

We have audited the internal control over financial reporting of Tata Motors Limited and its subsidiaries (the “Company” or “Tata Motors”) as of March 31, 2016, based on criteria established in Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in Item 15 under Controls and Procedures of the accompanying 20-F titled Management’s Annual Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit.

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

In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of March 31, 2016, based on criteria established in Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated financial statements and financial statement schedule as of and for the year ended March 31, 2016 of the Company and our report dated July 28, 2016, expressed an unqualified opinion on those financial statements and financial statement schedule.

/s/ DELOITTE HASKINS & SELLS LLP

Mumbai, India

July 28, 2016

Tata Motors Limited and subsidiaries

Consolidated Balance Sheets

		As at March 31,
	Notes	2016		2016		2015
		(In millions)
ASSETS:
Current assets:
Cash and cash equivalents	3	US$	2,589.0	Rs.	171,536.1	Rs.	197,430.9
Short-term deposits			1,929.1		127,809.6		104,391.0
Finance receivables	4		917.3		60,773.1		49,568.5
Trade receivables			2,053.9		136,085.7		130,994.3
Investments	6		2,902.9		192,329.8		140,747.8
Other financial assets	7		374.1		24,784.8		26,991.2
Inventories	9		4,926.0		326,370.4		287,279.8
Other current assets	10		879.7		58,285.2		54,301.7
Current income tax assets			22.1		1,465.7		1,786.1

Total current assets			16,594.1		1,099,440.4		993,491.3

Non-current assets:
Finance receivables	4		1,548.5		102,596.7		108,447.1
Investments	6		91.9		6,087.6		6,075.8
Other financial assets	8		375.9		24,903.6		13,070.7
Property, plant and equipment	12		10,113.4		670,065.0		586,899.1
Goodwill	14		114.7		7,598.0		7,319.5
Intangible assets	15		9,060.7		600,314.7		530,900.8
Investments in equity accounted investees	16		568.1		37,639.5		31,736.6
Non-current income tax assets			191.1		12,658.1		9,474.6
Deferred income taxes	17		597.3		39,575.9		40,478.8
Other non-current assets	11		288.2		19,101.8		17,749.1

Total non-current assets			22,949.8		1,520,540.9		1,352,152.1

Total assets		US$	39,543.9	Rs.	2,619,981.3	Rs.	2,345,643.4

LIABILITIES AND EQUITY:
Liabilities:
Current liabilities:
Accounts payable			9,257.6		613,364.4		569,383.4
Acceptances			600.9		39,813.3		40,767.5
Short-term borrowings and current portion of long-term debt	18		2,835.4		187,856.5		180,465.4
Other financial liabilities	20		1,538.6		101,941.8		94,388.8
Provisions	22		877.8		58,158.2		49,372.7
Other current liabilities	23		895.1		59,304.6		50,035.4
Current income tax liabilities			109.5		7,250.5		8,241.5

Total current liabilities			16,114.9		1,067,689.3		992,654.7

Non-current liabilities:
Long-term debt	19		7,614.7		504,511.3		544,862.5
Other financial liabilities	21		1,209.0		80,099.0		80,956.5
Deferred income taxes	17		655.7		43,441.4		23,466.8
Provisions	22		1,196.0		79,242.6		69,779.8
Other liabilities	24		1,161.6		76,961.0		94,571.3

Total non-current liabilities			11,837.0		784,255.3		813,636.9

Total liabilities			27,951.9		1,851,944.6		1,806,291.6

Equity:
Ordinary shares	25		87.2		5,774.8		5,473.8
‘A’ Ordinary shares	25		15.3		1,017.0		964.0
Additional paid-in capital			3,943.2		261,258.3		187,280.1
Reserves			8,062.7		534,195.8		400,658.5
Other components of equity	26		(583.4)		(38,648.8)		(59,434.7)

Equity attributable to shareholders of Tata Motors Limited			11,525.0		763,597.1		534,941.7
Non-controlling interests			67.0		4,439.6		4,410.1

Total equity			11,592.0		768,036.7		539,351.8

Total liabilities and equity		US$	39,543.9	Rs.	2,619,981.3	Rs.	2,345,643.4

See accompanying notes to consolidated financial statements

Tata Motors Limited and subsidiaries

Consolidated Income Statements

		Year ended March 31,
	Notes	2016		2016		2015		2014
		(In millions, except per share amounts)
Revenues		US$	40,375.8	Rs.	2,675,103.2	Rs.	2,602,634.4	Rs.	2,311,884.6
Finance revenues			336.9		22,318.8		22,630.8		29,875.9

Total revenues			40,712.7		2,697,422.0		2,625,265.2		2,341,760.5
Change in inventories of finished goods and work-in-progress			(415.7)		(27,540.1)		(29,610.9)		(28,317.3)
Purchase of products for sale			1,939.4		128,494.6		130,803.8		109,691.6
Raw materials, components, and consumables			22,801.1		1,510,684.3		1,499,862.9		1,363,572.1
Employee cost	28		4,348.6		288,117.4		250,401.2		213,903.0
Depreciation and amortization expense			2,536.7		168,074.9		134,495.8		110,462.6
Other expenses	29		8,834.4		585,321.4		545,909.5		498,777.7
Provision for loss of inventory (net of insurance recoveries)	9		247.3		16,383.9		—		—
Expenditure capitalized			(2,517.3)		(166,783.2)		(153,217.5)		(135,246.8)
Other (income)/loss (net)	30		(47.3)		(3,135.6)		(11,508.4)		(7,732.6)
Foreign exchange (gain)/loss (net)			580.6		38,468.2		12,680.7		(19,104.2)
Interest income			(108.5)		(7,186.6)		(6,763.9)		(6,656.7)
Interest expense (net)	31		723.2		47,912.6		52,231.6		53,094.7
Impairment in respect of an equity accounted investee	16		—		—		—		8,033.7
Share of (profit)/loss of equity accounted investees (net)	16		(87.2)		(5,774.7)		1,748.3		1,877.6

Net income before tax			1,877.4		124,384.9		198,232.1		179,405.1
Income tax expense	17		(415.3)		(27,512.7)		(69,149.7)		(48,226.5)

Net income		US$	1,462.1	Rs.	96,872.2	Rs.	129,082.4	Rs.	131,178.6

Attributable to:
Shareholders of Tata Motors Limited			1,447.2		95,883.4		128,291.2		130,717.1
Non-controlling interests			14.9		988.8		791.2		461.5
Earnings per share:	39
Ordinary shares:
Basic		US$	0.4	Rs.	28.4	Rs.	39.4	Rs.	40.2
Diluted		US$	0.4	Rs.	28.4	Rs.	39.4	Rs.	40.2
‘A’ Ordinary shares:
Basic		US$	0.4	Rs.	28.5	Rs.	39.5	Rs.	40.3
Diluted		US$	0.4	Rs.	28.5	Rs.	39.5	Rs.	40.3
See accompanying notes to consolidated financial statements

Tata Motors Limited and subsidiaries

Consolidated Statements of Comprehensive Income

	Year ended March 31,
	2016		2016		2015		2014
	(In millions)
Net income	US$	1,462.1	Rs.	96,872.2	Rs.	129,082.4	Rs.	131,178.6
Other comprehensive income :
(i) Items that will not be reclassified subsequently to profit and loss :
Remeasurement gains and (losses) on defined benefit obligations (net)		740.5		49,062.3		(36,402.8)		(12,940.5)
Share of remeasurement gains and (losses) on defined benefit obligations (net) of equity accounted investees		(0.1)		(8.7)		(32.1)		10.9
Income tax relating to items that will not be reclassified subsequently		(172.1)		(11,402.1)		7,449.4		(455.6)

		568.3		37,651.5		(28,985.5)		(13,385.2)

(ii) Items that may be reclassified subsequently to profit and loss :
Currency translation differences		254.4		16,856.7		(43,094.9)		66,678.4
Gain/(loss) on cash flow hedges (net)		81.1		5,370.3		(178,491.6)		89,657.1
Available-for-sale investments		0.1		4.7		(531.2)		441.9
Share of other comprehensive income of equity accounted investees		4.3		291.1		1,175.1		419.1
Income tax relating to items that may be reclassified subsequently		(24.7)		(1,637.1)		35,708.5		(18,628.9)

		315.2		20,885.7		(185,234.1)		138,567.6

Other comprehensive income/(loss) for the year, net of tax (i+ii)		883.5		58,537.2		(214,219.6)		125,182.4

Total comprehensive income for the year	US$	2,345.6	Rs.	155,409.4	Rs.	(85,137.2)	Rs.	256,361.0

Attributable to:
Shareholders of Tata Motors Limited		2,329.2		154,323.2		(85,730.6)		255,605.1
Non-controlling interests		16.4		1,086.2		593.4		755.9

See accompanying notes to consolidated financial statements

Tata Motors Limited and subsidiaries

Consolidated Statements of Cash Flows

	Year ended March 31,
	2016		2016		2015		2014
	(In millions)
Cash flows from operating activities:
Net income	US$	1,462.1	Rs.	96,872.2	Rs.	129,082.4	Rs.	131,178.6
Adjustments for:
Depreciation and amortization expense		2,536.7		168,074.9		134,495.8		110,462.6
Inventory write-down		377.5		25,012.2		5,527.2		3,354.5
Allowances for finance receivables		129.8		8,600.3		23,226.2		24,138.9
Allowances for trade and other receivables		101.4		6,719.1		2,371.0		2,691.0
Impairment in respect of an equity accounted investee		—		—		—		8,033.7
Share of (profit)/loss of equity accounted investees (net)		(87.2)		(5,774.7)		1,748.3		1,877.6
Loss on sale of assets/assets written off and others (net)		143.1		9,477.4		3,512.2		294.1
(Gain)/loss on sale, change in fair value of available-for-sale investments (net)		(27.4)		(1,813.9)		(1,195.0)		(1,102.1)
(Gain)/loss on change in the fair value of conversion options		—		—		—		838.2
(Gain)/loss on fair value of prepayment option on senior notes		—		—		—		4,791.6
Acquisition related cost		—		—		—		27.6
(Gain)/loss on change in fair value of commodity derivatives		87.8		5,818.7		2,957.9		577.0
Foreign exchange (gain)/loss (net)		22.7		1,507.9		30,188.4		(2,708.3)
Income tax expense		415.3		27,512.7		69,149.7		48,226.5
Interest expense (net)		723.2		47,912.6		52,231.6		53,094.7
Interest income		(108.5)		(7,186.6)		(6,763.9)		(6,656.7)
Dividend income and income on mutual funds		(6.3)		(422.7)		(355.6)		(244.9)
Gain on fair value of below market interest loans		(7.7)		(508.1)		(498.4)		(2,155.2)
Non-cash dividend income on mutual funds		(0.4)		(24.0)		4.3		(130.2)

Cash flows from operating activities before changes in following assets and liabilities		5,762.1		381,778.0		445,682.1		376,589.2
Trade receivables		(119.9)		(7,945.6)		(31,612.9)		11,055.8
Finance receivables		(210.6)		(13,954.5)		4,033.3		(11,194.9)
Other financial assets		(61.4)		(4,066.1)		(1,731.2)		1,620.5
Other current assets		20.7		1,373.3		(417.3)		16,252.4
Inventories		(865.4)		(57,341.5)		(36,962.9)		(31,763.6)
Other non-current assets		(16.6)		(1,100.4)		(2,805.9)		(4,205.0)
Accounts payable		615.4		40,776.5		40,256.2		47,075.4
Acceptances		(14.7)		(974.3)		(10,859.7)		7,548.5
Other current liabilities		126.2		8,359.4		(1,455.1)		(5,948.4)
Other financial liabilities		110.1		7,292.2		2,343.6		(159.7)
Other non-current liabilities		416.4		27,586.4		24,396.7		(7,159.6)
Provisions		201.2		13,327.4		(23,232.4)		16,486.3

Cash generated from operations		5,963.5		395,110.8		407,634.5		416,196.9
Income tax paid (net)		(307.9)		(20,397.8)		(42,233.2)		(44,765.2)

Net cash provided by operating activities		5,655.6		374,713.0		365,401.3		371,431.7

Cash flows from investing activities:
Deposits with banks		(6,556.8)		(434,418.0)		(287,502.2)		(265,986.1)
Realization of deposits with banks		6,258.6		414,663.0		305,732.7		220,905.9
Loan given to equity accounted investees		—		—		(1,600.0)		—
(Purchase)/sale of available-for-sale investments (net)		(711.6)		(47,147.3)		(54,501.0)		(4,252.2)
Purchases of available-for-sale investments/other investments		(1.9)		(128.7)		(100.5)		(38.8)
Proceeds from sale of available-for-sale investments/other investments		13.5		892.1		423.4		43.7

	Year ended March 31,
	2016		2016		2015		2014
	(In millions)
Deposits of margin money and other restricted deposits	US$	(864.7)	Rs.	(57,287.5)	Rs.	—	Rs.	(7,262.4)
Realization of margin money and other restricted deposits		835.1		55,327.0		361.7		22,196.5
(Increase)/decrease in short term inter-corporate deposits		9.8		650.0		(950.0)		—
Loan to others		(0.1)		(7.5)		—		—
Repayment of loan to others		1.3		83.3		—		—
Investments in equity accounted investees		—		—		(12,258.6)		(9,007.6)
Dividends received from equity accounted investees		2.3		154.2		153.4		145.1
Interest received		110.3		7,309.6		6,606.7		6,310.2
Dividend received		6.3		422.7		355.6		244.9
Payments for property, plant and equipment		(2,408.0)		(159,537.9)		(171,361.8)		(134,114.1)
Proceeds from sale of property, plant and equipment		8.9		588.4		704.3		479.2
Payments for intangible assets		(2,295.1)		(152,064.7)		(130,241.3)		(124,699.7)
Payments for acquisitions, net of cash acquired		—		—		—		(1,294.3)

Net cash used in investing activities		(5,592.1)		(370,501.3)		(344,177.6)		(296,329.7)

Cash flows from financing activities:
Proceeds from issuance of shares		1,130.6		74,904.8		—		0.9
Proceeds from issuance of shares to non-controlling interests shareholders		—		1.9		—		—
Shares issuance costs and foreign currency convertible notes (FCCNs) conversion expenses		(8.6)		(572.6)		—		(3.5)
Dividends paid (including dividend distribution tax)		—		—		(6,744.2)		(6,822.6)
Dividends paid to non-controlling interests shareholders of subsidiaries (including dividend distribution tax)		(16.0)		(1,058.6)		(463.1)		(390.1)
Interest paid		(846.2)		(56,068.2)		(69,130.7)		(67,619.1)
Proceeds from issuance of short-term debt		1,276.9		84,602.0		87,050.2		113,642.8
Repayment of short-term debt		(1,358.5)		(90,004.4)		(97,716.4)		(125,763.5)
Net change in other short-term debt (with maturity up to three months)		(201.9)		(13,377.4)		40,776.2		(13,388.4)
Proceeds from issuance of long-term debt		1,669.1		110,587.0		267,018.8		237,843.9
Repayments of long-term debt		(2,201.4)		(145,854.8)		(187,755.8)		(183,701.5)
Debt issuance cost		(16.4)		(1,088.4)		(2,424.7)		(2,046.6)

Net cash provided by/(used in) financing activities		(572.4)		(37,928.7)		30,610.3		(48,247.7)

Net change in cash and cash equivalents		(508.9)		(33,717.0)		51,834.0		26,854.3
Effect of foreign exchange on cash and cash equivalents		118.1		7,822.2		(14,324.6)		16,157.3
Cash and cash equivalents, beginning of the year		2,979.8		197,430.9		159,921.5		116,909.9

Cash and cash equivalents, end of the year	US$	2,589.0	Rs.	171,536.1	Rs.	197,430.9	Rs.	159,921.5

Non-cash transactions:
Liability towards property, plant and equipment and intangible assets purchased on credit/deferred credit	US$	572.9	Rs.	37,960.4	Rs.	49,236.6	Rs.	29,779.1
FCCN converted to Ordinary shares *		—		—		—		8,644.9

*	4% FCCNs (USD) due 2014, converted into 28,549,566 Ordinary shares (face value of Rs.2 each) during the year ended March 31, 2014.

See accompanying notes to consolidated financial statements

Tata Motors Limited and subsidiaries

Consolidated statements of changes in equity

For each of the years ended March 31, 2016, 2015 and 2014

					Other components of equity						Reserves*
	Share capital		Additional paid-in capital		Currency translation reserve		Available- for-sale invest- ments		Hedging reserve		Capital redem- ption reserve		Debenture redemption reserve		Reserve for research and human resource develop- ment		Special reserve		Earned surplus reserve		Retained earnings		Equity attribu- table to share- holders of Tata Motors Limited		Non- controlling interests		Total equity
	(In millions)
Balance as at April 1, 2015	Rs.	6,437.8	Rs.	187,280.1	Rs.	28,887.9	Rs.	280.6	Rs.	(88,603.2)	Rs.	22.8	Rs.	10,421.6	Rs.	1,644.3	Rs.	2,695.8	Rs.	140.0	Rs.	385,734.0	Rs.	534,941.7	Rs.	4,410.1	Rs.	539,351.8
Income for the year																						95,883.4		95,883.4		988.8		96,872.2
Other comprehensive income /(loss) for the year						17,048.7		(6.0)		3,743.2												37,653.9		58,439.8		97.4		58,537.2

Total comprehensive income/(loss) for the year		—		—		17,048.7		(6.0)		3,743.2		—		—		—		—		—		133,537.3		154,323.2		1,086.2		155,409.4

Issue of shares pursuant to Rights (net of issue expenses of Rs. 572.6 million)		354.0		73,978.2																				74,332.2				74,332.2

Shares issued to non-controlling interests																								—		1.9		1.9

Dividend paid (including dividend tax)																								—		(1,058.6)		(1,058.6)
Transfer to earned surplus reserve																				95.3		(95.3)		—				—

Transfer to special reserve																		228.7				(228.7)		—				—

Balance as at March 31, 2016	Rs.	6,791.8	Rs.	261,258.3	Rs.	45,936.6	Rs.	274.6	Rs.	(84,860.0)	Rs.	22.8	Rs.	10,421.6	Rs.	1,644.3	Rs.	2,924.5	Rs.	235.3	Rs.	518,947.3	Rs.	763,597.1	Rs.	4,439.6	Rs.	768,036.7

									Rs.	(38,648.8)											Rs.	534,195.8

	US$	102.5	US$	3,943.2	US$	693.3	US$	4.1	US$	(1,280.8)	US$	0.3	US$	157.3	US$	24.8	US$	44.2	US$	3.6	US$	7,832.5	US$	11,525.0	US$	67.0	US$	11,592.0

									US$	(583.4)											US$	8,062.7

*	Refer to note 27

See accompanying notes to consolidated financial statements

					Other components of equity						Reserves*
	Share capital		Additional paid-in capital		Currency translation reserve		Available- for-sale investments		Hedging reserve		Capital redemption reserve		Debenture redemption reserve		Reserve for research and human resource development		Special reserve		Earned surplus reserve		Retained earnings		Equity attributable to shareholders of Tata Motors Limited		Non- controlling interests		Total equity
	(In millions)
Balance as at April 1, 2014	Rs.	6,437.8	Rs.	187,341.3	Rs.	70,610.8	Rs.	800.2	Rs.	54,198.2	Rs.	22.8	Rs.	10,421.6	Rs.	1,644.3	Rs.	2,301.7	Rs.	140.0	Rs.	293,559.0	Rs.	627,477.7	Rs.	4,218.6	Rs.	631,696.3
Income for the year																						128,291.2		128,291.2		791.2		129,082.4
Other comprehensive income /(loss) for the year						(41,722.9)		(519.6)		(142,801.4)												(28,977.9)		(214,021.8)		(197.8)		(214,219.6)

Total comprehensive income for the year		—		—		(41,722.9)		(519.6)		(142,801.4)		—		—		—		—		—		99,313.3		(85,730.6)		593.4		(85,137.2)

Dividend paid (including dividend tax)																						(6,744.2)		(6,744.2)		(463.1)		(7,207.3)
Transfer to special reserve																		394.1				(394.1)		—				—
Changes in ownership interests in subsidiaries that do not result in a loss of control				(61.2)																				(61.2)		61.2		—

Balance as at March 31, 2015	Rs.	6,437.8	Rs.	187,280.1	Rs.	28,887.9	Rs.	280.6	Rs.	(88,603.2)	Rs.	22.8	Rs.	10,421.6	Rs.	1,644.3	Rs.	2,695.8	Rs.	140.0	Rs.	385,734.0	Rs.	534,941.7	Rs.	4,410.1	Rs.	539,351.8

									Rs.	(59,434.7)											Rs.	400,658.5

*	Refer to note 27

See accompanying notes to consolidated financial statements

					Other components of equity						Reserves*
	Share capital		Additional paid-in capital		Currency translation reserve		Available- for-sale investments		Hedging reserve		Capital redemption reserve		Debenture redemption reserve		Reserve for research and human resource development		Special reserve		Earned surplus reserve		Retained earnings		Equity attributable to shareholders of Tata Motors Limited		Non- controlling interests		Total equity
	(In millions)
Balance as at April 1, 2013	Rs.	6,380.7	Rs.	178,971.7	Rs.	3,820.6	Rs.	320.3	Rs.	(16,801.3)	Rs.	22.8	Rs.	10,421.6	Rs.	1,644.3	Rs.	2,083.8	Rs.	140.0	Rs.	183,264.0	Rs.	370,268.5	Rs.	3,637.2	Rs.	373,905.7
Income for the year																						130,717.1		130,717.1		461.5		131,178.6
Other comprehensive income /(loss) for the year						66,790.2		479.9		70,999.5												(13,381.6)		124,888.0		294.4		125,182.4

Total comprehensive income for the year		—		—		66,790.2		479.9		70,999.5		—		—		—		—		—		117,335.5		255,605.1		755.9		256,361.0

Shares issued upon conversion of foreign currency convertible notes (net of issue expenses of Rs. 3.5 million)		57.1		8,584.3																				8,641.4				8,641.4
Issue of shares held in abeyance				0.9																				0.9				0.9
Dividend paid (including dividend tax)																						(6,822.6)		(6,822.6)		(390.1)		(7,212.7)
Transfer to special reserve																		217.9				(217.9)		—				—
Changes in ownership interests in subsidiaries that do not result in a loss of control				(215.6)																				(215.6)		215.6		—

Balance as at March 31, 2014	Rs.	6,437.8	Rs.	187,341.3	Rs.	70,610.8	Rs.	800.2	Rs.	54,198.2	Rs.	22.8	Rs.	10,421.6	Rs.	1,644.3	Rs.	2,301.7	Rs.	140.0	Rs.	293,559.0	Rs.	627,477.7	Rs.	4,218.6	Rs.	631,696.3

									Rs.	125,609.2											Rs.	308,089.4

*	Refer to note 27

See accompanying notes to consolidated financial statements

Tata Motors Limited and subsidiaries

Notes to Consolidated Financial Statements

1.	Background and operations

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

The Company’s subsidiaries includes the Jaguar Land Rover business (referred to as JLR or Jaguar Land Rover).

As on March 31, 2016, Tata Sons Limited (or Tata Sons), together with its subsidiaries, owns 29.97% of the Ordinary shares and 0.50% of ‘A’ Ordinary shares of Tata Motors Limited, and has the ability to significantly influence the Company’s operations (refer note 25 for voting rights relating to Ordinary shares and ‘A’ Ordinary shares).

The consolidated financial statements were approved by the Board of Directors and authorised for issue on July 28, 2016.

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

Subsidiaries

The consolidated financial statements include Tata Motors Limited and its subsidiaries. Subsidiaries are entities controlled by the Company. Control exists when the Company (a) has power over the investee, (b) it is exposed, or has rights, to variable returns from its involvement with the investee and (c) has the ability to affect those returns through its power over the investee. The Company reassesses whether or not it controls an investee if facts and circumstances indicate that there are changes to one or more of the three elements listed above. In assessing control, potential voting rights that currently are exercisable are taken into account. The results of subsidiaries acquired or disposed off during the year are included in the consolidated financial statements from the effective date of acquisition and up to the effective date of disposal, as appropriate.

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

Incentives are recognized when there is reasonable assurance that the Company will comply with the conditions and the incentive will be received. Incentives are recorded at fair value where applicable. Revenues include incentives of Rs. 20,814.4 million, Rs. 23,263.1 million and Rs. 22,575.8 million for the years ended March 31, 2016, 2015 and 2014, respectively.

During the years ended March 31, 2016, 2015 and 2014, Rs 9,960.8 million, Rs.13,054.3 million and Rs. 8,751.7 million, respectively, were received by a foreign subsidiary as an indirect tax incentive that requires the subsidiary to meet certain criteria relating to vehicle efficiency and investment in engineering and research and development. The incentive is provided as a partial off set to the higher sales tax payable following implementation of new legislation. Rs. 9,960.8 million, Rs.13,054.3 million, Rs. 8,463.2 million (included above) for the years ended March 31, 2016, 2015 and 2014 respectively, have been recognized in revenue and Rs. 288.5 million for the year ended March 31, 2014 has been deferred to off set against capital expenditure, when incurred.

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

iii) Legal and product liability

Legal and product liability provision is recorded in respect of compliance with regulations and known litigations which impact the Company. The product liability claim primarily relates to motor accident claims, consumer complaints, dealer terminations, personal injury claims and compliance with regulations.

iv) Environmental liability

Environmental liability relates to various environmental remediation cost such as asbestos removal and land clean up. The timing of when these costs will be incurred is not known with certainity.

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

As at March 31, 2016 and 2015, none of the Company’s property, plant and equipment and intangible assets were considered impaired.

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

Any dividend declared or paid by Tata Motors Limited for any financial year is based on the profits available for distribution as reported in the unconsolidated statutory financial statements of Tata Motors Limited (Standalone) prepared in accordance with Generally Accepted Accounting Principles in India, or Indian GAAP. Indian law permits the declaration and payment of dividend out of profits for the year or previous financial year(s) as stated in the statutory financial statements of Tata Motors Limited (Standalone) prepared in accordance with Generally Accepted Accounting Principles in India, or Indian GAAP after providing for depreciation in accordance with the provisions of Schedule II to the Companies Act. However, in the absence or inadequacy of the said profits, it may declare dividend out of free reserves, subject to certain conditions as prescribed under the Companies (Declaration and payment of Dividend) Rules, 2014. Accordingly, in certain years the net income reported in these financial statements may not be fully distributable. The amount available for distribution is Rs.1,981.9 million as at March 31, 2016 (Rs.Nil million as at March 31, 2015).

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

Impairment loss in respect of loans and receivables is calculated as the difference between their carrying amount and the present value of the estimated future cash flows discounted at the original effective interest rate. Such impairment loss is recognised in the income statement. If the amount of an impairment loss decreases in a subsequent period, and the decrease can be related objectively to an event occurring after the impairment was recognized, the previously recognized impairment loss is reversed. The reversal is recognized in the income statement. Loans and receivables are generally written off against the allowance only after all means of collection have been exhausted and the potential for recovery is considered remote.

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

The Company has not applied the following new and revised IFRSs that have been issued but are not yet effective. The Company is evaluating the impact of these pronouncements on the consolidated financial statements:

IFRS 9	Financial Instruments[3]
Amendments to IAS 16 & IAS 38	Property, Plant & Equipment and Intangible Assets[1]
IFRS 15	Revenue from Contracts with Customers[3]
IFRS 16	Leases[4]
Amendments to IFRS 11	Joint Arrangements[1]
Amendments to IFRS 10 & IAS 28	Sale or Contribution of Assets between an Investor and its Associate or Joint Venture[5]
Amendments to IAS 1	Presentation of Financial Statements[1]
Amendments to IAS 12	Income Taxes[2]
Amendment to IAS 7	Statement of Cash Flows[2]
Annual Improvements to IFRSs 2012-2014 Cycle	IFRS 5, IFRS 7, IAS 19, IAS 34[1]

[1]	Effective for annual periods beginning on or after January 1, 2016.
[2]	Effective for annual periods beginning on or after January 1, 2017.
[3]	Effective for annual periods beginning on or after January 1, 2018.
[4]	Effective for annual periods beginning on or after January 1, 2019.
[5]	The IASB has postponed indefinitely the effective date, with early adoption permitted.

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

IFRS 16 – Leases

In January 2016, the IASB issued IFRS 16 - Leases which sets out the principles for the recognition, measurement, presentation and disclosure of leases for both parties to a contract and replaces the previous leases standard, IAS 17 - Leases. IFRS 16, which is not applicable to service contracts, but only applicable to leases or lease components of a contract, defines a lease as a contract that conveys to the customer (lessee) the right to use an asset for a period of time in exchange for consideration. IFRS 16 eliminates the classification of leases for the lessee as either operating leases or finance leases as required by IAS 17 and instead, introduces a single lessee accounting model whereby a lessee is required to recognize assets and liabilities for all leases with a term that is greater than 12 months, unless the underlying asset is of low value, and to recognize depreciation of leases assets separately from interest on lease liabilities in the income statement. As IFRS 16 substantially carries forward the lessor accounting requirements in IAS 17, a lessor will continue to classify its leases as operating leases or finance leases and to account for those two types of leases differently. IFRS 16 is effective from January 1, 2019, with early adoption allowed only if IFRS 15 - Revenue from Contracts with Customers is also adopted.

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

Amendments to IAS 12 – Income Taxes

In January 2016, the IASB issued amendments to IAS 12- Income Taxes that clarify how to account for deferred tax assets related to debt instruments measured at fair value. These amendments are effective for annual periods beginning on or after January 1, 2017, with earlier adoption permitted.

Amendments to IAS 7 – Statements of Cash Flows

In January 2016, the IASB issued amendments to IAS 7 - Statement of Cash Flows introducing additional disclosures that will enable users of financial statements to evaluate changes in liabilities arising from financing activities. The amendments are effective from January 1, 2017, with earlier adoption permitted.

Annual Improvements to IFRSs 2012-2014 Cycle

In September 2014, the IASB issued “Annual Improvements to IFRSs: 2012-2014 Cycle” as part of its annual process of revising and improving existing standards. These are effective for annual periods beginning on or after January 1, 2016.

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

The consolidated financial statements have been expressed in Indian rupees (“Rs.”), Tata Motors Limited’s functional currency. For the convenience of the reader, the financial statements as at and for the year ended March 31, 2016, have been translated into U.S. dollars at US$1.00 = Rs.66.2550, based on fixing rate in the City of Mumbai on March 31, 2016, for cable transfers in Indian rupees as published by the Foreign Exchange Dealers’ Association of India (FEDAI).

Such translation should not be construed as representation that the rupee amounts have been or could be converted into U.S. dollars at that or any other rate, or at all.

3.	Cash and cash equivalents

Cash and cash equivalents consist of the following:

	As at March 31,
	2016		2016		2015
	(In millions)
Cash balances	US$	6.1	Rs.	400.9	Rs.	369.7
Balances with banks (including deposits with original maturity of up to three months)		2,582.9		171,135.2		197,061.2

Total	US$	2,589.0	Rs.	171,536.1	Rs.	197,430.9

4.	Finance receivables

Finance receivables consist of vehicle loans, the details of which are as follows:

	As at March 31,
	2016		2016		2015
	(In millions)
Finance receivables	US$	3,131.9	Rs.	207,501.7	Rs.	204,569.9
Less: allowance for credit losses		666.1		44,131.9		46,554.3

Total	US$	2,465.8	Rs.	163,369.8	Rs.	158,015.6

Current portion		917.3		60,773.1		49,568.5
Non-current portion		1,548.5		102,596.7		108,447.1

Total	US$	2,465.8	Rs.	163,369.8	Rs.	158,015.6

Changes in the allowance for credit losses in finance receivables are as follows:

	Year ended March 31,
	2016		2016		2015		2014
	(In millions)
Balance at the beginning	US$	702.7	Rs.	46,554.3	Rs.	31,587.5	Rs.	14,534.8
Allowances made during the year		129.8		8,600.3		23,226.2		24,138.9
Written off		(166.4)		(11,022.7)		(8,259.4)		(7,086.2)

Balance at the end	US$	666.1	Rs.	44,131.9	Rs.	46,554.3	Rs.	31,587.5

5.	Allowance for trade and other receivables

Change in the allowances for trade and other receivables are as follows:

	Year ended March 31,
	2016		2016		2015		2014
	(In millions)
Balance at the beginning	US$	131.7	Rs.	8,727.8	Rs.	7,321.8	Rs.	4,813.7
Allowances made during the year		101.4		6,719.1		2,371.0		2,691.0
Written off		(13.4)		(889.3)		(839.3)		(408.2)
Foreign exchange translation differences		(1.5)		(97.2)		(125.7)		225.3

Balance at the end	US$	218.2	Rs.	14,460.4	Rs.	8,727.8	Rs.	7,321.8

6.	Investments

Investments consist of the following:

	As at March 31,
	2016		2016		2015
	(In millions)
Available-for-sale, at fair value	US$	2,934.6	Rs.	194,434.8	Rs.	142,806.8
Unquoted equity investments, at cost		58.9		3,900.0		3,936.8
Loans and receivables		1.3		82.6		80.0

Total	US$	2,994.8	Rs.	198,417.4	Rs.	146,823.6

Available-for-sale, financial assets (investments) are as follows:

	As at March 31,
	2016		2016		2015
	(In millions)
Quoted equity shares	US$	31.7	Rs.	2,105.0	Rs.	2,106.1
Mutual funds		2,902.9		192,329.8		140,685.7
Corporate bonds and other debt instruments		—		—		15.0

Total available for sale securities	US$	2,934.6	Rs.	194,434.8	Rs.	142,806.8

The current and non-current classifications of investments are as follows:

	As at March 31,
	2016		2016		2015
	(In millions)
Current investments	US$	2,902.9	Rs.	192,329.8	Rs.	140,747.8
Non-current investments		91.9		6,087.6		6,075.8

Total	US$	2,994.8	Rs.	198,417.4	Rs.	146,823.6

The fair value of the unquoted equity investments cannot be reliably measured as the variability in the range of fair value estimates is significant and the probabilities of the various estimates cannot be reasonably assessed.

7.	Other financial assets - current

Other financial assets - current consist of the following:

	As at March 31,
	2016		2016		2015
	(In millions)
Derivative financial instruments	US$	114.3	Rs.	7,572.8	Rs.	16,726.7
Advances and other receivables recoverable in cash		155.1		10,275.7		6,964.1
Inter corporate deposits		4.6		303.1		953.1
Loans to joint operation		20.0		1,325.0		—
Restricted bank deposits		80.1		5,308.2		2,347.3

Total	US$	374.1	Rs.	24,784.8	Rs.	26,991.2

Restricted bank deposits include Rs. 3,616.7 million and Rs. 2,045.6 million as at March 31, 2016 and 2015, respectively, held as security in relation to interest and repayment of bank borrowings. Out of these deposits, Rs. 1,766.7 million and Rs. 2,045.6 million as at March 31, 2016 and 2015, respectively, are pledged till the maturity of the respective borrowings.

Loan to joint operation is subordinated to other borrowings of the joint operation. Subject to certain conditions, the loan is convertible into equity of the joint operation at fair value, at the option of the joint operation.

8.	Other financial assets (non-current)

Other financial assets - non-current consist of the following:

	As at March 31,
	2016		2016		2015
	(In millions)
Margin money with banks	US$	2.4	Rs.	156.3	Rs.	1,001.3
Restricted deposits		32.8		2,170.5		2,267.0
Loans to employees		4.5		298.6		400.6
Loan to joint operation		—		—		1,325.0
Loan to equity accounted investee		24.1		1,600.0		1,600.0
Derivative financial instruments		240.2		15,916.9		2,532.8
Others		71.9		4,761.3		3,944.0

Total	US$	375.9	Rs.	24,903.6	Rs.	13,070.7

Margin money with banks is restricted cash deposits and consists of collateral provided for transfer of finance receivables.

Restricted deposits as at March 31, 2016 of Rs. 1,813.6 million is held as a deposit in relation to ongoing legal cases. Restricted deposits as at March 31, 2015 of Rs. 1,479.2 million relate to the Company’s residual risk arising on vehicles sold by dealer under leasing arrangement.

Loan to equity accounted investees carries an interest rate of 9% and is repayable at par or may be converted into equity shares at fair value after seven years from Fiscal 2015.

9.	Inventories

Inventories consist of the following:

	As at March 31,
	2016		2016		2015
	(In millions)
Raw materials, components and consumables	US$	524.5	Rs.	34,752.4	Rs.	28,924.4
Work-in-progress		642.7		42,580.8		33,650.3
Finished goods		3,758.8		249,037.2		224,705.1

Total	US$	4,926.0	Rs.	326,370.4	Rs.	287,279.8

Inventories of finished goods include Rs. 23,863.1 million and Rs. 17,287.9 million as at March 31, 2016 and 2015, respectively, relating to vehicles sold subject to repurchase arrangements.

Cost of inventories (including cost of purchased products) recognized as expense during the years ended March 31, 2016, March 31, 2015 and 2014 amounted to Rs. 1,912,609.0 million, Rs. 1,864,306.0 million and Rs. 1,662,646.2 million, respectively.

During the years ended March 31, 2016, 2015 and 2014, the Company recorded inventory write-down expenses of Rs. 3,285.9 million (excluding provision for loss of inventory at port of Tianjin in China mentioned below), Rs. 5,527.2 million and Rs. 3,354.5 million, respectively.

A provision of Rs. 16,383.9 million (GBP 157 million) (net of insurance recoveries of Rs. 5,342.4 million (GBP 55 million)) has been recognised against the carrying value of inventory during the year ended March 31, 2016, for the damage due to explosion at the port of Tianjin in China in August 2015. The Company may have additional claims for insurance recoveries in future.

10.	Other current assets

Other current assets consist of the following:

	As at March 31,
	2016		2016		2015
	(In millions)
Advances to suppliers and contractors	US$	31.0	Rs.	2,055.7	Rs.	1,837.3
VAT, other taxes recoverable, statutory deposits and dues from government		673.8		44,642.7		41,291.6
Prepaid expenses		168.8		11,180.7		10,590.8
Others		6.1		406.1		582.0

Total	US$	879.7	Rs.	58,285.2	Rs.	54,301.7

11.	Other non-current assets

Other non-current assets consist of the following:

	As at March 31,
	2016		2016		2015
	(In millions)
Taxes recoverable, statutory deposits and dues from government	US$	147.9	Rs.	9,802.7	Rs.	11,729.1
Prepaid rentals on operating leases		20.8		1,375.2		955.2
Prepaid expenses		76.7		5,080.6		2,691.5
Others		42.8		2,843.3		2,373.3

Total	US$	288.2	Rs.	19,101.8	Rs.	17,749.1

Others include Rs. 90.1 million and Rs. 36.1 million towards pension assets as at March 31, 2016 and 2015, respectively.

12.	Property, plant and equipment

Property, plant and equipment consists of the following:

	Land and buildings		Plant and equipment		Vehicles		Computers		Furniture and fixtures		Heritage Assets		Total
	(In millions)
Cost as at April 1, 2015	Rs.	123,715.4	Rs.	645,370.5	Rs.	2,657.3	Rs.	14,439.0	Rs.	10,081.2	Rs.	4,821.2	Rs.	801,084.6
Additions		27,035.6		143,627.8		570.4		3,894.1		2,479.0		—		177,606.9
Write off of assets		—		(2,257.9)		—		—		—		—		(2,257.9)
Currency translation differences		1,886.9		9,810.4		14.5		82.6		163.8		156.6		12,114.8
Disposal		(899.1)		(5,903.0)		(451.8)		(284.1)		(327.6)		—		(7,865.6)

Cost as at March 31, 2016		151,738.8		790,647.8		2,790.4		18,131.6		12,396.4		4,977.8		980,682.8
Accumulated depreciation (net of Rs. 6,887.1 million in respect of disposals/write off)		(21,900.4)		(341,171.9)		(1,580.7)		(10,648.8)		(5,438.5)		—		(380,740.3)

Net carrying amount as at March 31, 2016	Rs.	129,838.4	Rs.	449,475.9	Rs.	1,209.7	Rs.	7,482.8	Rs.	6,957.9	Rs.	4,977.8	Rs.	599,942.5
Capital work-in-progress														70,122.5

Total													Rs.	670,065.0

													US$	10,113.4

Depreciation for the year	Rs.	(4,420.1)	Rs.	(71,972.4)	Rs.	(428.5)	Rs.	(1,457.7)	Rs.	(1,363.8)	Rs.	—	Rs.	(79,642.5)

													US$	(1,202.1)

Cost as at April 1, 2014	Rs.	101,083.9	Rs.	535,561.7	Rs.	2,567.3	Rs.	12,154.3	Rs.	8,731.0	Rs.	—	Rs.	660,098.2
Additions		29,215.2		146,494.3		500.9		2,852.7		2,199.3		5,141.80		186,404.2
Currency translation differences		(5,411.2)		(30,282.3)		(36.4)		(434.4)		(462.5)		(320.60)		(36,947.4)
Disposal		(1,172.5)		(6,403.2)		(374.5)		(133.6)		(386.6)		—		(8,470.4)

Cost as at March 31, 2015		123,715.4		645,370.5		2,657.3		14,439.0		10,081.2		4,821.2		801,084.6
Accumulated depreciation (net of Rs. 7,461.5 million in respect of disposals)		(17,460.8)		(272,264.0)		(1,526.0)		(9,302.6)		(4,318.5)		—		(304,871.9)

Net carrying amount as at March 31, 2015	Rs.	106,254.6	Rs.	373,106.5	Rs.	1,131.3	Rs.	5,136.4	Rs.	5,762.7	Rs.	4,821.2	Rs.	496,212.7
Capital work-in-progress														90,686.4

Total													Rs.	586,899.1

Depreciation for the year	Rs.	(3,350.8)	Rs.	(58,945.8)	Rs.	(391.6)	Rs.	(1,188.2)	Rs.	(1,521.7)	Rs.	—	Rs.	(65,398.1)

Notes:

1.	Net carrying amounts of property, plant and equipment under finance lease arrangements were as follows:

	As at March 31,
	2016		2016		2015
	(In millions)
Land	US$	3.7	Rs.	247.0	Rs.	200.8
Buildings		17.3		1,146.2		1,264.3
Plant and equipment		20.3		1,343.3		1,495.5
Computers		3.5		229.1		290.2

Total	US$	44.8	Rs.	2,965.6	Rs.	3,250.8

2.	Land and buildings includes freehold land of Rs. 28,868.0 million and Rs. 23,606.7 million as at March 31, 2016 and 2015, respectively.

3.	Capital work-in-progress as at March 31, 2014, included building under construction at Singur in West Bengal of Rs. 3,098.8 million for the purposes of manufacturing automobiles. In October 2008, the Company moved the Nano project from Singur in West Bengal to Sanand in Gujarat. In June 2011, the newly elected Government of West Bengal (State Government) enacted a law cancelling the land lease agreement at Singur, and took over possession of the land. The Company challenged the constitutional validity of the law. In June 2012, the Calcutta High Court declared the law unconstitutional and restored Company’s rights under the land lease agreement. The State Government filed an appeal in the Supreme Court of India in August 2012, which is pending disposal.

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

The Company has taken land, buildings, plant and equipment, computers and furniture and fixtures under operating and finance leases. The following is the summary of future minimum lease rental payments under non-cancellable operating leases and finance leases entered into by the Company:

	As at March 31,
	2016						2015
	Operating		Finance				Operating		Finance
	Minimum Lease Payments		Minimum Lease Payments		Present value of minimum lease payments		Minimum Lease Payments		Minimum Lease Payments		Present value of minimum lease payments
	(In millions)
Not later than one year	Rs.	5,031.9	Rs.	611.8	Rs.	572.2	Rs.	4,626.7	Rs.	755.1	Rs.	571.7
Later than one year but not later than five years		7,843.6		587.7		533.1		5,775.6		919.9		907.5
Later than five years		13,094.6		381.8		157.3		11,127.2		—		—

Total minimum lease commitments	Rs.	25,970.1	Rs.	1,581.3	Rs.	1,262.6	Rs.	21,529.5	Rs.	1,675.0	Rs.	1,479.2
	US$	392.0	US$	23.9	US$	19.0
Less: future finance charges			Rs.	(318.7)					Rs.	(195.8)

Present value of minimum lease payments			Rs.	1,262.6					Rs.	1,479.2

Included in the financial statements as:
Other financial liabilities – current (refer note 20)					Rs.	572.2					Rs.	571.7
Other financial liabilities – non-current (refer note 21)						690.4						907.5

					Rs.	1,262.6					Rs.	1,479.2

					US$	19.0

Total operating lease rent expenses were Rs. 7,740.3 million, Rs. 7,185.6 million and Rs. 6,521.6 million for the years ended March 31, 2016, 2015 and 2014, respectively.

Significant leasing arrangements include lease of land under an operating lease for a period of 90 years with a renewal option for a further period of 90 years. Minimum lease payments for a period ‘later than five years’ includes Rs. 8,382.8 million relating to this leasing arrangement.

14.	Goodwill

	As at March 31,
	2016		2016		2015
	(In millions)
Balance at the beginning	US$	110.5	Rs.	7,319.5	Rs.	7,449.2
Currency translation differences		4.2		278.5		(129.7)

Balance at the end	US$	114.7	Rs.	7,598.0	Rs.	7,319.5

As at March 31, 2016, goodwill of Rs. 1,309.8 million and Rs. 6,288.2 million relates to the automotive and related activity segment (Tata and other brand vehicles including financing thereof) and “others” segment respectively. As at March 31, 2015, goodwill of Rs. 1,307.0 million and Rs. 6,012.5 million relates to the automotive and related activity segment (Tata and other brand vehicles including financing thereof) and “others” segment respectively.

As at March 31, 2016, goodwill of Rs. 6,288.2 million has been allocated to software consultancy and services cash generating unit. The recoverable amount of the cash generating unit has been determined based on value in use. Value in use has been determined based on future cash flows, after considering current economic conditions and trends, estimated future operating results, growth rates and anticipated future economic conditions.

As at March 31, 2016, the estimated cash flows for a period of 5 years were developed using internal forecasts, and a pre-tax discount rate of 11.62%. The cash flows beyond 5 years have been extrapolated assuming 2% growth rates. The management believes that any reasonably possible change in the key assumptions would not cause the carrying amount to exceed the recoverable amount of the cash generating unit.

15.	Intangible assets

Intangible assets consist of the following:

	Software		Patents and technological know how		Customer related		Intellectual property rights and other intangibles		Product development		Indefinite life trademarks and brands		Total
	(In millions)
Cost as at April 1, 2015	Rs.	43,582.8	Rs.	14,530.6	Rs.	5,867.5	Rs.	811.4	Rs.	402,362.8	Rs.	57,164.8	Rs.	524,319.9
Additions		16,378.7		281.8		—		—		133,877.9		—		150,538.4
Write off of assets		—		—		—		—		(9,077.2)		—		(9,077.2)
Currency translation differences		800.9		443.3		182.5		9.4		8,262.5		1,857.0		11,555.6
Disposal		(1,110.0)		—		—		—		—		—		(1,110.0)
Fully amortized not in use		—		—		—		—		(35,600.7)		—		(35,600.7)

Cost as at March 31, 2016		59,652.4		15,255.7		6,050.0		820.8		499,825.3		59,021.8		640,626.0
Accumulated amortization(net of Rs. 43,567.2 million in respect of disposals/fully amortized not in use/write off)		(24,918.1)		(11,499.5)		(2,282.7)		(397.1)		(193,706.3)		—		(232,803.7)

Net carrying amount as at March 31, 2016	Rs.	34,734.3	Rs.	3,756.2	Rs.	3,767.3	Rs.	423.7	Rs.	306,119.0	Rs.	59,021.8	Rs.	407,822.3
Capital work-in-progress														192,492.4

Total													Rs.	600,314.7

													US$	9,060.7

Amortization for the year	Rs.	(7,520.1)	Rs.	(1,466.7)	Rs.	(276.6)	Rs.	(37.2)	Rs.	(79,131.8)	Rs.	—	Rs.	(88,432.4)

													US$	(1,334.6)

Cost as at April 1, 2014	Rs.	29,605.0	Rs.	15,283.8	Rs.	9,075.5	Rs.	780.1	Rs.	291,062.9	Rs.	61,543.6	Rs.	407,350.9
Additions		17,472.0		287.9		—		33.2		151,835.9		—		169,629.0
Currency translation differences		(2,802.4)		(1,041.1)		(459.1)		(1.9)		(24,898.4)		(4,378.8)		(33,581.7)
Disposal		(691.8)		—		—		—		—		—		(691.8)
Fully amortized not in use		—		—		(2,748.9)		—		(15,637.6)		—		(18,386.5)

Cost as at March 31, 2015		43,582.8		14,530.6		5,867.5		811.4		402,362.8		57,164.8		524,319.9
Accumulated amortization (net of Rs. 18,550.5 million in respect of disposals/fully amortized not in use)		(18,085.1)		(9,783.4)		(1,952.8)		(349.4)		(155,293.7)		—		(185,464.4)

Net carrying amount as at March 31, 2015	Rs.	25,497.7	Rs.	4,747.2	Rs.	3,914.7	Rs.	462.0	Rs.	247,069.1	Rs.	57,164.8	Rs.	338,855.5
Capital work-in-progress														192,045.3

Total													Rs.	530,900.8

Amortization for the year	Rs.	(5,061.1)	Rs.	(1,354.9)	Rs.	(317.1)	Rs.	(99.1)	Rs.	(62,265.5)	Rs.	—	Rs.	(69,097.7)

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

The estimated cash flows for a period of five years were developed using internal forecasts, and a pre-tax discount rate of 11.2%. The cash flows beyond five years have been extrapolated assuming 2.1% growth rate. The management believes that any reasonably possible change in the key assumptions would not cause the carrying amount to exceed the recoverable amount of the cash generating unit.

During the year ended March 31, 2014, legislation was enacted that allows United Kingdom (UK) companies to elect for the Research and Development Expenditure Credit (RDEC) on qualifying expenditures incurred since April 1, 2013, instead of the existing super-deduction rules. As a result of this election by the Company’s subsidiary in the UK, Rs. 6,509.0 million, Rs. 6,458.1 million and Rs. 4,308.6 million of the RDEC, for the years ended March 31, 2016, 2015 and 2014 respectively, the proportion relating to capitalized product development expenditure, have been off set against these assets. The remaining Rs. 3,747.6 million, Rs. 2,908.6 million and Rs. 1,711.9 million for the years ended March 31, 2016, 2015 and 2014, respectively, have been recognized as miscellaneous income, a component of other income/(loss) (net).

16.	Investments in equity accounted investees:

(a)	Associates:

The Company has no material associates as at March 31, 2016. The aggregate summarized financial information in respect of the Company’s immaterial associates that are accounted for using the equity method is set forth below.

	As at March 31,
	2016		2016		2015
	(In millions)
Carrying amount of the Company’s interest in associates	US$	79.5	Rs.	5,265.7	Rs.	5,718.4

	Year ended March 31,
	2016		2016	2015	2014
	(In millions)
Company’s share of profit/(loss) in associates*	US$	(3.2)	Rs. (214.0)	Rs. (632.7)	Rs. (1,142.0)
Company’s share of other comprehensive income in associates		(1.3)	(84.5)	95.1	(151.8)
Company’s share of total comprehensive income in associates	US$	(4.5)	Rs. (298.5)	Rs. (537.6)	Rs. (1,293.8)

(i)	Fair value of investment in an equity accounted associate for which published price quotation is available, which is a level 1 input, was Rs. 1,278.0 million and Rs. 1,338.6 million as at March 31, 2016 and 2015, respectively. The carrying amount as at March 31, 2016 and 2015, was Rs. 1,350.4 million and Rs. 1,343.2 million, respectively.

(ii)	The Company recognized an impairment loss of Rs. 8,033.7 million for the year ended March 31, 2014, in respect of its investment in an associate which was caused by economic slowdown and increased competition from new entrants faced by the associates. The associate is engaged in the business of manufacture and sale of construction equipment. The recoverable amount of Rs. 2,682.6 million as at March 31, 2014, is determined based on value in use and a pretax discount rate of 17.45%.

(b)	Joint ventures:

(i)	Details of the Company’s material joint venture as at March 31, 2016 are as follows:

	Principal activity	Principal place of the business	% holding as at March 31,
Name of joint venture			2016	2015
Chery Jaguar Land Rover Automotive Co. Limited (Chery)	Manufacture and assembly of vehicles	China	50%	50%

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

	As at March 31,
	2016		2016		2015
	(In millions)
Current assets	US$	1,004.9	Rs.	66,578.1	Rs.	48,122.3
Non-current assets		1,171.8		77,640.9		54,232.8
Current liabilities		(884.6)		(58,609.6)		(31,987.3)
Non-current liabilities		(310.6)		(20,580.3)		(17,842.6)

The above amounts of assets and liabilities include the following:
Cash and cash equivalents		648.3		42,953.5		27,272.4
Current financial liabilities (excluding trade and other payables and provisions)		(50.4)		(3,340.8)		(5,177.1)
Non-current financial liabilities (excluding trade and other payables and provisions)		(310.6)		(20,580.3)		(17,842.6)
Share of net assets of material joint venture		490.7		32,514.6		26,262.6
Other consolidation adjustments		(9.7)		(642.3)		(530.1)
Carrying amount of the Company’s interest in joint venture	US$	481.0	Rs.	31,872.3	Rs.	25,732.5

	Year ended March 31,
	2016		2016		2015		2014
	(In millions)
Revenue	US$	1,645.9	Rs.	109,048.6	Rs.	15,578.4	Rs.	—
Net income/(loss)		179.1		11,866.4		(1,365.2)		(1,614.4)
Other comprehensive income		—		—		—		—
Total comprehensive income for the year		179.1		11,866.4		(1,365.2)		(1614.4)

The above net income includes the following:
Depreciation and amortization		86.3		5,720.1		1,577.6		96.2
Interest income		(11.9)		(789.0)		(788.8)		(192.3)
Interest expense (net)		14.9		986.2		295.8		96.2
Income tax expense/(credit)		65.5		4,339.4		(591.6)		(1,250.2)

Reconciliation of above summarized financial information to the carrying amount of the interest in the joint venture recognized in the consolidated financial statements:

	As at March 31,
	2016		2016		2015
	(In millions)
Net assets of the joint venture	US$	981.5	Rs.	65,029.1	Rs.	52,525.2
Proportion of the Company’s interest in joint venture		490.7		32,514.6		26,262.6
Other consolidation adjustments		(9.7)		(642.3)		(530.1)

Carrying amount of the Company’s interest in joint venture	US$	481.0	Rs.	31,872.3	Rs.	25,732.5

(ii)	The aggregate summarized financial information in respect of the Company’s immaterial joint ventures that are accounted for using the equity method is set forth below.

	As at March 31,
	2016		2016	2015
	(In millions)
Carrying amount of the Company’s interest in joint ventures	US$	7.6	Rs.501.5	Rs.285.7

	Year ended March 31,
	2016		2016		2015		2014
	(In millions)
Company’s share of profit/(loss) in joint ventures*	US$	3.1	Rs.	207.4	Rs.	97.1	Rs.	71.6
Company’s share of other comprehensive income in joint ventures		—		—		—		—
Company’s share of total comprehensive income in joint ventures	US$	3.1	Rs.	207.4	Rs.	97.1	Rs.	71.6

(c)	Summary of carrying amount of the Company’s interest in equity accounted investees:

	As at March 31,
	2016		2016		2015
	(In millions)
Carrying amount in immaterial associates	US$	79.5	Rs.	5,265.7	Rs.	5,718.4
Carrying amount in material joint venture		481.0		31,872.3		25,732.5
Carrying amount in immaterial joint ventures		7.6		501.5		285.7

Total	US$	568.1	Rs.	37,639.5	Rs.	31,736.6

(d)	Summary of Company’s share of profit/(loss) in equity accounted investees:

	Year ended March 31,
	2016		2016		2015		2014
	(In millions)
Share of profit/(loss) in immaterial associates	US$	(3.2)	Rs.	(214.0)	Rs.	(632.7)	Rs.	(1,142.0)
Share of profit/(loss) in material joint venture		89.6		5,933.2		(682.6)		(807.2)
Share of profit/(loss) on other adjustments in material joint venture		(2.3)		(151.9)		(530.1)		—
Share of profit/(loss) in immaterial joint ventures		3.1		207.4		97.1		71.6

	US$	87.2	Rs.	5,774.7	Rs.	(1,748.3)	Rs.	(1,877.6)

(e)	Summary of Company’s share of other comprehensive income in equity accounted investees:

	Year ended March 31,
	2016		2016		2015		2014
	(In millions)
Share of other comprehensive income in immaterial associates	US$	(1.3)	Rs.	(84.5)	Rs.	95.1	Rs.	(151.8)
Currency translation differences – material joint venture		5.4		358.5		1,071.1		508.4
Currency translation differences – immaterial joint venture		0.1		8.4		(23.2)		73.4

	US$	4.2	Rs.	282.4	Rs.	1,143.0	Rs.	430.0

*	Company’s share of profit/(loss) of the equity accounted investees has been determined after giving effect for the subsequent amortization/depreciation and other adjustments arising on account of fair value adjustments made to the identifiable net assets of the equity accounted investee as at the date of acquisition and other adjustments (mainly unrealised profits on inventories), arising under the equity method of accounting.

17.	Income taxes

The domestic and foreign components of net income before income tax:

	Year ended March 31,
	2016		2016		2015		2014
	(In millions)
Net income before income taxes
India	US$	(297.3)	Rs.	(19,696.5)	Rs.	(62,451.7)	Rs.	(61,601.7)
Other than India		2,174.7		144,081.4		260,683.8		241,006.8

Total	US$	1,877.4	Rs.	124,384.9	Rs.	198,232.1	Rs.	179,405.1

The domestic and foreign components of income tax expense:

	Year ended March 31,
	2016		2016		2015		2014
	(In millions)
Current taxes
India	US$	11.5	Rs.	762.3	Rs.	1,014.9	Rs.	1,770.4
Other than India		265.8		17,608.2		37,660.5		34,797.8
Deferred taxes
India		28.1		1,862.7		9,134.7		(14,102.7)
Other than India		109.9		7,279.5		21,339.6		25,761.0

Total income tax expense	US$	415.3	Rs.	27,512.7	Rs.	69,149.7	Rs.	48,226.5

The reconciliation of estimated income tax to income tax expense is as follows:

	Year ended March 31,
	2016		2016		2015		2014
	(In millions)
Income before income taxes	US$	1,877.4	Rs.	124,384.9	Rs.	198,232.1	Rs.	179,405.1

Income tax expense at tax rates applicable to individual entities		356.7		23,634.1		38,245.2		35,741.4
Additional deduction for patent, research and product development cost		(218.8)		(14,494.0)		(7,202.9)		(8,561.7)
Items (net) not deductible for tax/not liable to tax :
- foreign currency (gain)/loss relating to loans and deposits (net)		17.2		1,140.6		1,046.3		227.3
- interest, loss on conversion option and other expenses relating to borrowings for investment		18.2		1,203.7		1,536.5		2,302.3
- Dividend from subsidiaries, joint operations, equity accounted investees and available-for-sale investments		20.3		1,345.3		(83.8)		4,572.2
Tax effect on shares repurchased by a wholly-owned subsidiary		—		—		4,468.7		—
Undistributed earnings of subsidiaries, joint operations and equity accounted investees		81.5		5,402.2		7,804.6		12,993.6
Deferred tax assets not recognized because realization is not probable		200.7		13,288.8		20,932.5		684.8
Utilization/credit of unrecognised tax losses, unabsorbed depreciation and other tax benefits		(12.7)		(843.2)		(596.8)		(3,257.0)
Profit on sale of investments to wholly owned subsidiary		8.3		550.3		—		—
Previously recognized deferred tax assets written down		—		—		7,771.8		7,318.0
Tax on share of (profit)/loss of equity accounted investees (net)		(17.2)		(1,137.6)		333.7		537.3
Impact of change in statutory tax rates		(89.5)		(5,930.6)		(7,999.7)		(5,299.9)
Others		50.6		3,353.1		2,893.6		968.2

Income tax expense reported	US$	415.3	Rs.	27,512.7	Rs.	69,149.7	Rs.	48,226.5

The United Kingdom (UK) corporation tax rate changed from 20% to 19% with effect from April 1, 2017 and to 18% with effect from April 1, 2020. Accordingly, UK deferred tax has been recognized at the rates applicable when the temporary differences are expected to reverse.

A further change to the UK corporation tax rate was announced in the Chancellor’s Budget during the year ended March 31, 2016. The announcement included a reduction in the UK corporation tax rate to 17% from April 1, 2020. As the change to 17% had not been substantively enacted at the balance sheet date, its effects are not included in these financial statements.

Significant components of deferred tax assets and liabilities for the year ended March 31, 2016 are as follows:

	Opening balance		Recognized in profit or loss		Recognized in /reclassified from other comprehensive income		Closing balance
	(In millions)
Deferred tax assets:
Depreciation carry forwards	Rs.	15,844.4	Rs.	3,588.2	Rs.	—	Rs.	19,432.6
Business loss carry forwards		38,184.0		(4,717.0)		854.9		34,321.9
Expenses deductible in future years:
- provisions, allowances for doubtful receivables and others		34,102.7		(1,660.3)		707.1		33,149.5
Compensated absences and retirement benefits		18,693.1		3,795.6		(10,629.7)		11,859.0
Minimum alternate tax carry-forward		898.7		(316.1)		—		582.6
Property, plant and equipment		861.8		1,276.4		(28.9)		2,109.3
Derivative financial instruments		24,151.0		(437.6)		(747.0)		22,966.40
Unrealised profit on inventory		13,565.7		(1,745.9)		413.6		12,233.4
Others		4,162.1		1,384.4		198.5		5,745.0

Total deferred tax assets	Rs.	150,463.5	Rs.	1,167.7	Rs.	(9,231.5)	Rs.	142,399.7

Deferred tax liabilities:
Property, plant and equipment		15,819.9		293.2		4.1		16,117.2
Intangible assets		102,641.2		11,071.7		2,164.8		115,877.7
Undistributed earnings in subsidiaries, joint operations and equity accounted investees		14,265.4		(1,122.2)*		293.1		13,436.3
Fair valuation of retained interest in a subsidiary subsequent to disposal of controlling equity interest		169.5		—		—		169.5
Derivative financial instruments		17.5		(2.7)		25.6		40.4
Others		538.0		69.9		16.2		624.1

Total deferred tax liabilities	Rs.	133,451.5	Rs.	10,309.9	Rs.	2,503.8	Rs.	146,265.2

Net assets/(liabilities)	Rs.	17,012.0	Rs.	(9,142.2)	Rs.	(11,735.3)	Rs.	(3,865.5)

	US$	256.8	US$	(138.0)	US$	(177.1)	US$	(58.4)

Deferred tax assets					US$	597.3	Rs.	39,575.9
Deferred tax liabilities					US$	(655.7)	Rs.	(43,441.4)

*	Net off Rs. 6,524.4 million reversed on dividend distribution by subsidiaries.

As at March 31, 2016, unrecognized deferred tax assets amount to Rs. 29,095.3 million and Rs. 22,105.2 million, which can be carried forward indefinitely and up to a specified period, respectively. These relate primarily to business and capital losses and other deductible temporary differences. The deferred tax asset has not been recognized on the basis that its recovery is not probable in the foreseeable future.

Unrecognized deferred tax assets expire unutilized based on the year of origination as follows:

March 31,	In millions
2017	Rs.	4,090.5	US$	61.7
2018		256.1		3.9
2019		319.0		4.8
2020		402.4		6.1
2021		632.0		9.5
Thereafter	Rs.	16,405.2	US$	247.6

The Company has not recognized deferred tax liability on undistributed profits of certain subsidiaries amounting to Rs. 566,049.4 million because it is able to control the timing of the reversal of temporary differences associated with such undistributed profits and it is probable that such differences will not reverse in the foreseeable future.

Significant components of deferred tax assets and liabilities for the year ended March 31, 2015 are as follows:

	Opening balance		Recognized in profit or loss		Recognized in /reclassified from other comprehensive income		Closing balance
	(In millions)
Deferred tax assets:
Depreciation carry forwards	Rs.	15,428.6	Rs.	415.8	Rs.	—	Rs.	15,844.4
Business loss carry forwards		59,116.8		(19,369.2)		(1,563.6)		38,184.0
Expenses deductible in future years:
- provisions, allowances for doubtful receivables and others		30,192.5		4,330.8		(420.6)		34,102.7
Compensated absences and retirement benefits		14,627.8		(2,100.3)		6,165.6		18,693.1
Minimum alternate tax carry-forward		7,879.2		(6,980.5)		—		898.7
Property, plant and equipment		7,416.6		(6,496.1)		(58.7)		861.8
Derivative financial instruments		—		3,192.5		20,958.5		24,151.0
Unrealised profit on inventory		13,893.7		705.7		(1,033.7)		13,565.7
Others		2,577.4		1,743.2		(158.5)		4,162.1

Total deferred tax assets	Rs.	151,132.6	Rs.	(24,558.1)	Rs.	23,889.0	Rs.	150,463.5

Deferred tax liabilities:
Property, plant and equipment		15,231.1		595.4		(6.6)		15,819.9
Intangible assets		93,076.0		15,601.4		(6,036.2)		102,641.2
Undistributed earnings in subsidiaries, joint operations and equity accounted investees		24,096.4		(9,414.2)*		(416.8)		14,265.4
Fair valuation of retained interest in a subsidiary subsequent to disposal of controlling equity interest		169.5		—		—		169.5
Derivative financial instruments		13,342.1		3.1		(13,327.7)		17.5
Others		1,338.8		(869.5)		68.7		538.0

Total deferred tax liabilities	Rs.	147,253.9	Rs.	5,916.2	Rs.	(19,718.6)	Rs.	133,451.5

Net assets/(liabilities)	Rs.	3,878.7	Rs.	(30,474.3)	Rs.	43,607.6	Rs.	17,012.0
Deferred tax assets							Rs.	40,478.8
Deferred tax liabilities							Rs.	(23,466.8)

*	Net of Rs. 10,949.8 million reversed on dividend distributions by subsidiaries and Rs. 6,269.0 million relating to withholding tax released as a result of changes in tax rates and laws expected to apply to future repatriation of inter-company dividends.

Significant components of deferred tax assets and liabilities for the year ended March 31, 2014 are as follows:

	Opening balance		Recognized in profit or loss		Recognized in /reclassified from other comprehensive income		Acquisition of subsidiary		Closing balance
	(In millions)
Deferred tax assets:
Depreciation carry forwards	Rs.	10,184.6	Rs.	5,244.0	Rs.	—	Rs.	—	Rs.	15,428.6
Business loss carry forwards		49,983.4		(926.1)		9,992.3		67.2		59,116.8
Expenses deductible in future years:
- provisions, allowances for doubtful receivables and others		20,319.6		8,807.4		1,065.5		—		30,192.5
Compensated absences and retirement benefits		14,985.6		(2,902.7)		2,541.2		3.7		14,627.8
Minimum alternate tax carry-forward		15,170.6		(7,291.4)		—		—		7,879.2
Property, plant and equipment		11,981.4		(7,168.1)		2,603.3		—		7,416.6
Derivative financial instruments		4,958.7		—		(4,958.7)		—		—
Unrealised profit in inventory		6,369.1		6,299.1		1,225.5		—		13,893.7
Others		594.8		1,657.1		325.5		—		2,577.4

Total deferred tax assets	Rs.	134,547.8	Rs.	3,719.3	Rs.	12,794.6	Rs.	70.9	Rs.	151,132.6

Deferred tax liabilities:
Property, plant and equipment		15,216.8		5.6		7.4		1.3		15,231.1
Intangible assets		75,031.2		6,231.5		11,738.6		74.7		93,076.0
Undistributed earnings in subsidiaries, joint operations and equity accounted investees		11,297.8		11,387.7 *		1,410.9		—		24,096.4
Fair valuation of retained interest in a subsidiary subsequent to disposal of controlling equity interest		2,843.0		(2,673.5)		—		—		169.5
Derivative financial instruments		—		14.4		13,327.7		—		13,342.1
Others		1,010.2		411.9		(83.3)		—		1,338.8

Total deferred tax liabilities	Rs.	105,399.0	Rs.	15,377.6	Rs.	26,401.3	Rs.	76.0	Rs.	147,253.9

Net assets/(liabilities)	Rs.	29,148.8	Rs.	(11,658.3)	Rs.	(13,606.7)	Rs.	(5.1)	Rs.	3,878.7
Deferred tax assets									Rs.	39,150.5
Deferred tax liabilities									Rs.	(35,271.8)

*	Net of Rs. 497.7 million reversed on dividend distributions by subsidiaries and Rs. 1,108.2 million reversed due to change in tax rate in subsidiaries.

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

18.	Short-term borrowings and current portion of long-term debt

Short-term borrowings and current portion of long-term debt consist of the following:

	As at March 31,
	2016		2016		2015
	(In millions)
Commercial paper	US$	702.1	Rs.	46,519.6	Rs.	49,626.7
Loans from banks/financial institutions		1,022.2		67,718.2		81,320.1
Inter-corporate deposits		4.1		270.0		600.0
Current portion of long-term debt (refer note 19)		1,107.0		73,348.7		48,918.6

Total	US$	2,835.4	Rs.	187,856.5	Rs.	180,465.4

For details of carrying amount of assets pledged as security for secured borrowings refer note 36.

19.	Long-term debt

Long-term debt consists of the following:

	As at March 31,
	2016		2016		2015
	(In millions)
Non-convertible debentures	US$	1,680.1	Rs.	111,317.2	Rs.	127,727.7
Collateralized debt obligations		6.0		400.7		6,168.0
Buyers credit from banks at floating interest rate		228.0		15,106.0		16,424.6
Loan from banks/financial institutions		2,237.8		148,263.5		140,048.4
Senior notes		4,457.9		295,360.8		300,797.2
Others		111.9		7,411.8		2,615.2

Total		8,721.7		577,860.0		593,781.1
Less: current portion (refer note 18)		1,107.0		73,348.7		48,918.6

Long-term debt	US$	7,614.7	Rs.	504,511.3	Rs.	544,862.5

Collateralized debt obligations

These represent amount received against finance receivables securitized/assigned, which does not qualify for derecognition.

Non-convertible debentures

The interest rate on non-convertible debentures range from 8.60% to 10.30%.

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

Senior notes (Euro MTF listed debt)

The senior notes of Jaguar Land Rover Automotive Plc (JLR) are listed on the Euro MTF market, which is a listed market regulated by the Luxembourg Stock Exchange.

Details of the tranches of the senior notes outstanding at March 31, 2016 are as follows:

Issued on	Currency	Initial Principal amounts (In millions)	Outstanding Principal amounts (In millions)	Outstanding (In millions)				Interest Rate	Redeemable on
				As at March 31,
				2016		2015
May 2011	USD	410	84	Rs.	5,503.2	Rs.	5,170.7	8.125%	May 2021
March 2012	GBP	500	—		—		5,349.8	8.250%	March 2020
January 2013	USD	500	500		32,918.5		30,936.3	5.625%	February 2023
December 2013	USD	700	700		46,415.5		43,519.1	4.125%	December 2018
January 2014	GBP	400	400		37,846.0		36,629.6	5.000%	February 2022
October 2014	USD	500	500		33,006.7		31,013.3	4.250%	November 2019
February 2015	GBP	400	400		37,814.0		36,600.2	3.875%	March 2023
March 2015	USD	500	500		32,980.2		30,930.6	3.500%	March 2020
Total				Rs.	226,484.1	Rs.	220,149.6

In May 2016, JLR repaid early the remaining USD 84 million senior notes due 2021 for a redemption premium of GBP 2 million.

Details of the tranches of the senior notes repaid in the year ended March 31, 2016 are as follows:

•	GBP 58 million senior notes due 2020 at a coupon of 8.250% per annum – issued March 2012

Details of the tranches of the senior notes repaid in the year ended March 31, 2015 are as follows:

•	USD 326 million senior notes due 2021 at a coupon of 8.125% per annum – issued May 2011

•	GBP 442 million senior notes due 2020 at a coupon of 8.250% per annum – issued March 2012

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

Details of the tranches of the senior notes outstanding at March 31, 2016 are as follows:

Issued on	Currency	Initial Principal amounts (In millions)	Outstanding Principal amounts (In millions)	Outstanding (In millions)				Interest Rate	Redeemable on
				As at March 31,
				2016		2015
May 2013	SGD	350	—	Rs.	—	Rs.	15,741.4	4.250%	May 2018
May 2014	USD	300	300		19,639.1		18,557.1	5.750%	May 2021
October 2014	USD	250	250		16,412.5		15,449.7	5.750%	October 2024
October 2014	USD	500	500		32,825.1		30,899.4	4.625%	April 2020
Total				Rs.	68,876.7	Rs.	80,647.6

During the year ended March 31, 2016, TML Holdings Pte Ltd has refinanced the existing SGD 350 million 4.250% senior notes due in May 2018 by a new syndicated loan of USD 250 million maturing in March 2020, which has been disclosed under loans from banks/financial institutions.

For details of carrying amount of assets pledged as security for secured borrowings refer note 36.

20.	Other financial liabilities – current

Other current financial liabilities consist of the following:

	As at March 31,
	2016		2016		2015
	(In millions)
Liability towards vehicles sold under repurchase arrangements	US$	384.9	Rs.	25,504.4	Rs.	18,206.0
Interest accrued but not due		145.8		9,657.3		10,047.5
Lease liabilities		8.6		572.2		571.7
Derivative financial instruments		978.4		64,823.2		64,459.8
Deferred payment liability		9.7		645.0		597.5
Unclaimed matured fixed deposits		2.5		166.9		194.3
Others		8.7		572.8		312.0

Total	US$	1,538.6	Rs.	101,941.8	Rs.	94,388.8

21.	Other financial liabilities – non-current

Other financial liabilities non-current consist of the following:

	As at March 31,
	2016		2016		2015
	(In millions)
Lease liabilities	US$	10.4	Rs.	690.4	Rs.	907.5
Deferred payment liability		10.6		700.8		1,264.1
Derivative financial instruments		1,168.8		77,441.1		77,219.4
Employee separation liability		11.7		777.2		894.2
Retention money, security deposits and others		7.5		489.5		671.3

Total	US$	1,209.0	Rs.	80,099.0	Rs.	80,956.5

22.	Provisions

Provisions consist of the following:

	As at March 31,
	2016		2016			2015
	(In millions)
Current
Product warranty	US$	712.3	Rs.	47,190.7		Rs.	43,732.9
Legal and product liability		114.5		7,583.7			2,748.5
Provision for residual risk		8.7		574.2			427.2
Provision for environmental liability		10.3		689.9			441.8
Employee related and other provisions		32.0		2,119.7	*		2,022.3	*

Total-Current	US$	877.8	Rs.	58,158.2		Rs.	49,372.7

Non-current
Employee benefits obligations	US$	116.2	Rs.	7,702.0		Rs.	9,208.8
Product warranty		1,025.7		67,959.2			56,051.6
Provision for residual risk		18.6		1,234.2			1,425.5
Provision for environmental liability		33.5		2,221.5			2,448.8
Other provisions		2.0		125.7			645.1

Total-Non-current	US$	1,196.0	Rs.	79,242.6		Rs.	69,779.8

*	Includes provision towards employee claims in foreign subsidiaries.

	Year ended March 31,
	2016		2016		2016		2016
	Product Warranty				Legal and product liability
	(In millions)
Balance at the beginning	US$	1,506.1	Rs.	99,784.5	US$	41.5	Rs.	2,748.5
Provision made during the year		942.8		62,462.1		76.6		5,077.2
Provision used during the year		(777.9)		(51,539.6)		(5.7)		(374.8)
Impact of discounting		27.7		1,836.7		—		—
Impact of foreign exchange translation		39.3		2,606.2		2.1		132.8

Balance at the end	US$	1,738.0	Rs.	115,149.9	US$	114.5	Rs.	7,583.7

Current	US$	712.3	Rs.	47,190.7	US$	114.5	Rs.	7,583.7
Non-current	US$	1,025.7	Rs.	67,959.2	US$	—	Rs.	—

	Year ended March 31,
	2016		2016		2016		2016
	Provision for residual risk				Provision for environmental liability
	(In millions)
Balance at the beginning	US$	28.0	Rs.	1,852.7	US$	43.6	Rs.	2,890.6
Provision made during the year		5.9		390.9		1.0		63.8
Provision reversed during the year		(6.3)		(419.5)		(2.1)		(136.7)
Provision used during the year		(2.2)		(147.9)		—		—
Impact of foreign exchange translation		1.9		132.2		1.3		93.7

Balance at the end	US$	27.3	Rs.	1,808.4	US$	43.8	Rs.	2,911.4

Current	US$	8.7	Rs.	574.2	US$	10.3	Rs.	689.9
Non-current	US$	18.6	Rs.	1,234.2	US$	33.5	Rs.	2,221.5

23.	Other current liabilities

Other current liabilities consist of the following:

	As at March 31,
	2016		2016		2015
	(In millions)
Liability for advances received	US$	326.5	Rs.	21,629.5	Rs.	22,883.5
Statutory dues		368.8		24,434.0		18,304.8
Deferred revenue		168.8		11,186.1		7,463.7
Others		31.0		2,055.0		1,383.4

Total	US$	895.1	Rs.	59,304.6	Rs.	50,035.4

Statutory dues include sales tax, excise duty and other taxes payable.

24.	Other liabilities - non-current

Other liabilities non-current consist of the following:

	As at March 31,
	2016		2016		2015
	(In millions)
Employee benefit obligations	US$	837.3	Rs.	55,475.4	Rs.	82,554.3
Deferred revenue		298.9		19,802.2		10,854.1
Others		25.4		1,683.4		1,162.9

Total	US$	1,161.6	Rs.	76,961.0	Rs.	94,571.3

25.	Equity

Ordinary shares and ‘A’ Ordinary shares

The movement of number of shares and share capital is as follows:

	Year ended March 31,
	2016						2015						2014
	Ordinary shares			‘A’ Ordinary shares			Ordinary shares			‘A’ Ordinary shares			Ordinary shares				‘A’ Ordinary shares
	No. of shares	(In millions)		No. of shares	(In millions)		No. of shares	(In millions)		No. of shares	(In millions)		No. of shares	(In millions)			No. of shares	(In millions)

Shares at the beginning	2,736,713,122	Rs.	5,473.8	481,966,945	Rs.	964.0	2,736,713,122	Rs.	5,473.8	481,966,945	Rs.	964.0	2,708,156,151	Rs.	5,416.7		481,959,620	Rs.	964.0
Shares issued pursuant to Rights issue	150,490,480		301.0	26,509,759		53.0	—		—	—		—	—		—		—		—
Share issued on conversion of foreign currency convertible notes	—		—	—		—	—		—	—		—	28,549,566		57.1		—		—
Shares issued #	—		—	—		—	—		—	—		—	7,405		—	*	7,325		—	*

Shares at the end	2,887,203,602	Rs.	5,774.8	508,476,704	Rs.	1,017.0	2,736,713,122	Rs.	5,473.8	481,966,945	Rs.	964.0	2,736,713,122	Rs.	5,473.8		481,966,945	Rs.	964.0

		US$	87.2		US$	15.3

*	Less than Rs. 50,000
#	Out of shares held in abeyance - Rights issue of 2001 and 2008.

Authorized share capital

Authorized share capital includes 3,500,000,000 Ordinary shares of Rs. 2 each as at March 31, 2016 (3,500,000,000 Ordinary shares of Rs. 2 each as at March 31, 2015 and 2014 ), 1,000,000,000 ‘A’ Ordinary shares of Rs. 2 each as at March 31, 2016 (1,000,000,000 ‘A’ Ordinary shares of Rs. 2 each as at March 31, 2015 and 2014) and 300,000,000 convertible cumulative preference shares of Rs. 100 each as at March 31, 2016 (300,000,000 convertible cumulative preference shares of Rs. 100 each as at March 31, 2015 and 2014).

Issued and subscribed share capital

Share issued includes partly paid up shares of 68,750 Ordinary shares of Rs. 2 each as at March 31, 2016, 2015 and 2014.

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

•

The dividend proposed by Tata Motors Limited’s Board of Directors is subject to the approval of the shareholders in the ensuing Annual General Meeting. Further, the Board of Directors may also announce an interim dividend which would need to be confirmed by the shareholders at the forthcoming Annual General Meeting. The holders of ‘A’ Ordinary shares shall be entitled to receive dividend for each financial year at five percentage point more than the aggregate rate of dividend declared on Ordinary shares for that financial year.

•	In the event of liquidation, the shareholders are eligible to receive the remaining assets of the Company after distribution of all preferential amounts, in proportion to their shareholdings.

During the year ended March 31, 2016, the Company alloted 150,490,480 (including 32,049,820 shares underlying the ADSs) Ordinary shares at a premium of Rs. 448 per share aggregating Rs. 67,720.7 million and 26,509,759 ‘A’ Ordinary shares at a premium of Rs. 269 per share, aggregating to Rs. 7,184.1 million, pursuant to the Rights issue. 154,279 Ordinary shares and 20,531 ‘A’ Ordinary shares have been kept in abeyance.

The rights offer raised Rs.74,904.8 million which is being used, net of issue expenses, for repayment in full or part, of certain long-term and short-term borrowings, funding of capital expenditure towards property plant and equipment and expenditure relating to research and product development and for general corporate purposes.

26.	Other components of equity

(a)	The movement of Currency translation reserve is as follows:

	Year ended March 31,
	2016		2016		2015		2014
	(In millions)
Balance at the beginning	US$	436.0	Rs.	28,887.9	Rs.	70,610.8	Rs.	3,820.6
Exchange differences arising on translating the net assets of foreign operations (net)		252.9		16,758.7		(42,905.3)		66,376.4
Net change in translation reserve – equity accounted investees (net)		4.4		290.0		1,182.4		413.8

Balance at the end	US$	693.3	Rs.	45,936.6	Rs.	28,887.9	Rs.	70,610.8

(b)	The movement of Available-for-sale investments reserve is as follows:

	Year ended March 31,
	2016		2016		2015		2014
	(In millions)
Balance at the beginning	US$	4.2	Rs.	280.6	Rs.	800.2	Rs.	320.3
Gain/(loss) arising on revaluation of available-for-sale investments (net)		0.4		23.9		(340.0)		589.9
Income tax relating to gain/loss arising on revaluation of available-for-sale investments (net), where applicable		(0.3)		(16.6)		(18.1)		(36.1)
Cumulative (gain)/loss reclassified to profit or loss on available-for-sale investments (net)		(0.3)		(22.0)		(190.3)		(142.7)
Income tax relating to cumulative gain/loss reclassified to profit or loss on available-for-sale investments (net), where applicable		0.1		7.6		36.1		63.5
Net change in share of available-for-sale investments reserves – equity accounted investees (net)		—		1.1		(7.3)		5.3

Balance at the end	US$	4.1	Rs.	274.6	Rs.	280.6	Rs.	800.2

(c)	The movement of Hedging reserve is as follows:

	Year ended March 31,
	2016		2016		2015		2014
	(In millions)
Balance at the beginning	US$	(1,337.3)	Rs.	(88,603.2)	Rs.	54,198.2	Rs.	(16,801.3)
Gain/(loss) recognised on cash flow hedges		(252.8)		(16,750.5)		(174,153.2)		100,428.5
Income tax relating to gain/loss recognized on cash flow hedges		42.2		2,797.1		34,821.0		(21,158.1)
(Gain)/loss reclassified to profit or loss		333.9		22,120.8		(4,338.4)		(10,771.4)
Income tax relating to gain/loss reclassified to profit or loss		(66.8)		(4,424.2)		869.2		2,500.5

Balance at the end	US$	(1,280.8)	Rs.	(84,860.0)	Rs.	(88,603.2)	Rs.	54,198.2

(d)	Summary of Other components of equity:

	As at March 31,
	2016		2016		2015		2014
	(In millions)
Currency translation reserve	US$	693.3	Rs.	45,936.6	Rs.	28,887.9	Rs.	70,610.8
Available-for-sale investments reserve		4.1		274.6		280.6		800.2
Hedging reserve		(1,280.8)		(84,860.0)		(88,603.2)		54,198.2

Total	US$	(583.4)	Rs.	(38,648.8)	Rs.	(59,434.7)	Rs.	125,609.2

27.	Notes to reserves and dividends

Capital redemption reserve

The Indian Companies Act, 2013 (the “Companies Act”) requires that where a company purchases its own shares out of free reserves or securities premium account, a sum equal to the nominal value of the shares so purchased shall be transferred to a capital redemption reserve account and details of such transfer shall be disclosed in the balance sheet. The capital redemption reserve account may be applied by the company, in paying up unissued shares of the company to be issued to shareholders of the company as fully paid bonus shares. Tata Motors Limited established this reserve pursuant to the redemption of preference shares issued in earlier years.

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

Special reserve

The special reserve represents the reserve created by two subsidiaries of Tata Motors Limited pursuant to the Reserve Bank of India Act, 1934 (the “RBI Act”) and related regulations applicable to those companies. Under the RBI Act, a non-banking finance company is required to transfer an amount not less than 20% of its net profit to a reserve fund before declaring any dividend. Appropriation from this reserve fund is permitted only for the purposes specified by the RBI.

Earned surplus reserve

Under the Korean commercial code, TDCV is required to appropriate at least 10% of cash dividend declared each year to a legal reserve until such reserves equal to 50% of capital stock. This reserve may not be utilized for cash dividends, but may only be used to offset against future deficits, if any, or may be transferred to capital stock.

Dividends

The final dividend is recommended by the Board of Directors and is recorded in the books of account upon its approval by the shareholders. Tata Motors has not declared any dividend during the year ended March 31, 2016. For the year ended March 31, 2015, dividend per share of Rs. 2 for Ordinary Shares (face value of Rs. 2 each) and Rs. 2.10 for ‘A’ Ordinary Shares (face value of Rs. 2 each) was declared.

The Board of Directors has recommended dividend of Rs. 0.20 per Ordinary share of Rs. 2 each and Rs. 0.30 per ‘A’ Ordinary share of Rs. 2 each for the financial year 2015-16, subject to approval of the Shareholders.

28.	Employee cost

Employee cost consists of the following:

	Year ended March 31,
	2016		2016		2015		2014
	(In millions)
Salaries, wages and welfare expenses	US$	3,833.5	Rs.	253,989.3	Rs.	223,594.3	Rs.	187,862.2
Contribution to provident fund and other funds		515.1		34,128.1		26,806.9		26,040.8

Total	US$	4,348.6	Rs.	288,117.4	Rs.	250,401.2	Rs.	213,903.0

A subsidiary of the Company operates a Long Term Incentive Plan (LTIP) arrangement for certain employees. The scheme provides a cash payment to the employee based on a specific number of phantom shares at grant and the share price of Tata Motors Limited at the vesting date. The cash payment is dependent on the performance of the underlying shares of Tata Motors Limited shares over the 3 year vesting period and continued employment at the end of the vesting period. The fair value of the awards is calculated using a Black-Scholes model at the grant date. The fair value is updated at each reporting date as the awards are accounted for as cash-settled plan. The inputs into the model are based on the Tata Motors Limited historic data, the risk-free rate and the weighted average fair value of shares, in the scheme at the reporting date. The amount expensed in relation to the LTIP was Rs. 295.9 million, Rs. 1,577.6 million and Rs. 1,057.9 million for the years ended March 31, 2016, 2015 and 2014, respectively. The Company considers these amounts as not material and accordingly has not provided further disclosures as required by IFRS 2 “Share-based payment”.

29.	Other expenses

Other expenses consist of the following:

	Year ended March 31,
	2016		2016		2015		2014
	(In millions)
Stores, spare parts and tools consumed	US$	316.4	Rs.	20,961.9	Rs.	17,818.5	Rs.	16,823.4
Freight and transportation expenses		1,559.9		103,350.9		84,309.2		75,438.5
Research and product development cost		523.5		34,687.7		28,515.3		25,651.2
Warranty and product liability expenses		1,019.4		67,539.3		60,265.5		57,957.3
Allowance for trade and other receivables, and finance receivables		231.2		15,319.4		25,597.2		26,829.9
Works operation and other expenses		3,370.6		223,315.3		213,280.0		186,066.6
Repairs to building and plant and machinery		93.2		6,175.7		5,837.4		3,549.1
Processing charges		167.7		11,106.8		10,504.8		10,935.3
Power and fuel		172.6		11,436.3		11,116.0		11,278.0
Insurance		56.5		3,743.5		2,892.7		2,823.0
Publicity		1,323.4		87,684.6		85,772.9		81,425.4

Total	US$	8,834.4	Rs.	585,321.4	Rs.	545,909.5	Rs.	498,777.7

30.	Other income/(loss) (net)

Other income/(loss) (net) consist of the following:

	Year ended March 31,
	2016		2016		2015		2014
	(In millions)
Miscellaneous income	US$	330.7	Rs.	21,907.7	Rs.	17,100.8	Rs.	13,976.8
Gain/(Loss) on change in fair value of commodity derivatives		(174.4)		(11,555.3)		(3,626.5)		(1,797.5)
Dividend income and income on mutual funds		6.7		446.7		351.3		375.1
Gain/(loss) on sale, change in fair value of available-for-sale investments (net)		27.4		1,813.9		1,195.0		1,102.1
Gain/(loss) on change in the fair value of conversion options		—		—		—		(838.2)
Gain/(loss) on change in fair value of prepayment options on senior notes		—		—		—		(4,791.6)
Loss on sale of assets/assets written off and others (net) *		(143.1)		(9,477.4)		(3,512.2)		(294.1)

Total	US$	47.3	Rs.	3,135.6	Rs.	11,508.4	Rs.	7,732.6

*	Includes provision of Rs. 3,098.8 million for the year ended March 31, 2015 as described in note 12.

31.	Interest expense (net)

Interest expense (net) consists of the following:

	Year ended March 31,
	2016		2016		2015		2014
	(In millions)
Gross interest expense	US$	908.2	Rs.	60,167.8	Rs.	68,634.7	Rs.	68,075.3
Less: Interest capitalized *		(185.0)		(12,255.2)		(16,403.1)		(14,980.6)

Total	US$	723.2	Rs.	47,912.6	Rs.	52,231.6	Rs.	53,094.7

*	Represents borrowing costs capitalized during the year on qualifying assets (property plant and equipment and product development).

The weighted average rate for capitalization of interest relating to general borrowings was approximately 6.3%, 7.1% and 7.9% for the years ended March 31, 2016, 2015 and 2014, respectively.

32.	Employee benefits

Defined Benefit Plan

Pension and post retirement medical plans

The following table sets out the funded and unfunded status and the amounts recognized in the financial statements for the pension and the post retirement medical plans in respect of Tata Motors, its Indian subsidiaries and joint operations:

	As at March 31,
	Pension benefits						Post retirement medical benefits
	2016		2016		2015		2016		2016		2015
	(In millions)
Change in defined benefit obligations:
Defined benefit obligation, beginning of the year	US$	136.1	Rs.	9,018.1	Rs.	8,277.6	US$	23.6	Rs.	1,556.6	Rs.	1,239.9
Current service cost		9.7		642.6		564.3		1.2		76.8		57.1
Interest cost		10.1		669.6		690.5		1.8		121.8		113.1
Remeasurements (gains)/losses
Actuarial (gains)/losses arising from changes in demographic assumptions		0.2		14.6		5.9		—		—		—
Actuarial (gains)/losses arising from changes in financial assumptions		0.6		38.7		760.0		1.2		78.4		199.8
Actuarial (gains)/losses arising from changes in experience adjustments		0.9		61.7		93.7		(2.5)		(165.3)		(38.3)
Past service cost		—		—		—		—		—		7.0
Benefits paid from plan assets		(17.3)		(1,149.1)		(1,321.6)		—		—		—
Benefits paid directly by employer		(0.9)		(57.6)		(52.3)		(1.0)		(67.8)		(22.0)

Defined benefit obligation, end of the year	US$	139.4	Rs.	9,238.6	Rs.	9,018.1	US$	24.3	Rs.	1,600.5	Rs.	1,556.6

Change in plan assets:
Fair value of plan assets, beginning of the year	US$	119.1	Rs.	7,891.3	Rs.	7,206.0	US$	—	Rs.	—	Rs.	—
Interest income		9.1		601.0		564.2		—		—		—
Remeasurements gains/(losses)
Return on plan assets, (excluding amount included in net Interest expense)		3.1		203.4		268.7		—		—		—
Employer’s contributions		6.8		450.3		1,174.0		—		—		—
Benefits paid		(17.3)		(1,149.1)		(1,321.6)		—		—		—

Fair value of plan assets, end of the year	US$	120.8	Rs.	7,996.9	Rs.	7,891.3	US$	—	Rs.	—	Rs.	—

	As at March 31,
	Pension benefits						Post retirement medical benefits
	2016		2016		2015		2016		2016		2015
	(In millions)
Amount recognized in the balance sheet consists of:
Present value of defined benefit obligation	US$	139.4	Rs.	9,238.6	Rs.	9,018.1	US$	24.3	Rs.	1,600.5	Rs.	1,556.6
Fair value of plan assets		120.8		7,996.9		7,891.3		—		—		—

Net liability	US$	(18.6)	Rs.	(1,241.7)	Rs.	(1,126.8)	US$	(24.3)	Rs.	(1,600.5)	Rs.	(1,556.6)

Amounts in the balance sheet:
Non–current assets	US$	0.7		49.1	Rs.	108.5	US$	—	Rs.	—	Rs.	—
Non–current liabilities		(19.3)		(1,290.8)		(1,235.3)		(24.3)		(1,600.5)		(1,556.6)

Net liability	US$	(18.6)	Rs.	(1,241.7)	Rs.	(1,126.8)	US$	(24.3)	Rs.	(1,600.5)	Rs.	(1,556.6)

Total amount recognized in other comprehensive income consists of:

	As at March 31,
	Pension benefits								Post retirement medical benefits
	2016		2016		2015		2014		2016		2016		2015		2014
	(In millions)
Remeasurements (gains)/losses	US$	35.5	Rs.	2,350.7	Rs.	2,439.1	Rs.	1,848.2	US$	3.7	Rs.	243.6	Rs.	330.5	Rs.	169.0

	US$	35.5	Rs.	2,350.7	Rs.	2,439.1	Rs.	1,848.2	US$	3.7	Rs.	243.6	Rs.	330.5	Rs.	169.0

Information for funded plans with a defined benefit obligation in excess of plan assets:

	As at March 31,
	Pension benefits
	2016		2016	2015
	(In millions)
Defined benefit obligation	US$	114.0	Rs. 7,549.9	Rs. 7,335.9
Fair value of plan assets	US$	110.1	Rs. 7,295.5	Rs. 7,057.5

Information for funded plans with a defined benefit obligation less than plan assets:

	As at March 31,
	Pension benefits
	2016		2016	2015
	(In millions)
Defined benefit obligation	US$	9.9	Rs. 652.7	Rs. 725.4
Fair value of plan assets	US$	10.6	Rs. 701.4	Rs. 833.8

Information for unfunded plans:

	As at March 31,
	Pension benefits				Post retirement medical benefits
	2016		2016	2015	2016		2016	2015
	(In millions)
Defined benefit obligation	US$	15.5	Rs. 1,036.0	Rs. 956.8	US$	24.3	Rs. 1,600.5	Rs. 1,556.6

Net pension and post retirement medical cost consist of the following components:

	Year ended March 31,
	Pension benefits					Post retirement medical benefits
	2016		2016	2015	2014	2016		2016	2015	2014
	(In millions)
Service cost	US$	9.7	Rs. 642.6	Rs. 564.3	Rs. 585.3	US$	1.2	Rs. 76.8	Rs. 57.1	Rs. 51.8
Past Service cost		—	—	—	1.6		—	—	7.0	5.5
Net interest cost/(income)		1.0	68.6	126.3	53.3		1.8	121.8	113.1	90.6

Net periodic cost	US$	10.7	Rs. 711.2	Rs. 690.6	Rs. 640.2	US$	3.0	Rs. 198.6	Rs. 177.2	Rs. 147.9

Other changes in plan assets and benefit obligation recognized in other comprehensive income.

	Year ended March 31,
	Pension benefits								Post retirement medical benefits
	2016		2016		2015		2014		2016		2016		2015		2014
	(In millions)
Remeasurements
Return on plan assets, (excluding amount included in net Interest expense)	US$	(3.1)	Rs.	(203.4)	Rs.	(268.7)	Rs.	248.5	US$	—	Rs.	—	Rs.	—	Rs.	—
Actuarial (gains)/losses arising from changes in demographic assumptions		0.2		14.6		5.9		(4.3)		—		—		—		—
Actuarial (gains)/losses arising from changes in financial assumptions		0.6		38.7		760.0		(464.8)		1.2		78.4		199.8		(8.1)
Actuarial (gains)/losses arising from changes in experience adjustments on plan liabilities		0.9		61.7		93.7		231.9		(2.5)		(165.3)		(38.3)		34.6

Total recognized in other comprehensive income	US$	(1.4)	Rs.	(88.4)	Rs.	590.9	Rs.	11.3	US$	(1.3)	Rs.	(86.9)	Rs.	161.5	Rs.	26.5

Total recognized in statement of operations and other comprehensive income	US$	9.3	Rs.	622.8	Rs.	1,281.5	Rs.	651.5	US$	1.7	Rs.	111.7	Rs.	338.7	Rs.	174.4

The assumptions used in accounting for the pension and post retirement medical plans are set out below:

	As at March 31,
	Pension benefits			Post retirement medical benefits
	2016	2015	2014	2016	2015	2014
Discount rate	6.75% - 8.00%	6.75% - 8.00%	6.75% - 9.30%	8.00%	8.00%	9.20%
Rate of increase in compensation level of covered employees	5.00% - 12.00%	5.00% - 11.00%	5.00% - 11.00%	NA	NA	NA
Increase in health care cost	NA	NA	NA	6.00%	6.00%	6.00%

Plan Assets

The fair value of Company’s pension plan asset as of March 31, 2016 and 2015 by category are as follows:

	Pension benefits
	Plan assets as of March 31,
	2016	2015
Asset category:
Cash and cash equivalents	2%	6%
Debt instruments (quoted)	77%	67%
Debt instruments (unquoted)	1%	6%
Equity instruments (quoted)	1%	—
Deposits with Insurance companies	19%	21%

	100%	100%

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

The weighted average duration of the defined benefit obligation as at March 31, 2016 is 15.6 years (2015: 16.0 years)

The Company expects to contribute Rs.700.3 million to the funded pension plans in fiscal 2017.

The table below outlines the effect on the service cost, the interest cost and the defined benefit obligation in the event of a decrease/increase of 1% in the assumed rate of discount rate, salary escalation and health care cost:

Assumption	Change in assumption	Impact on defined benefit obligation	Impact on service cost and interest cost
Discount rate	Increase by 1% Decrease by 1%	Decrease by Rs. 822.2 million Increase by Rs. 907.9 million	Decrease by Rs. 161.6 million Increase by Rs. 229.2 million

Salary escalation rate	Increase by 1% Decrease by 1%	Increase by Rs. 737.3 million Decrease by Rs. 648.7 million	Increase by Rs. 180.9 million Decrease by Rs. 149.5 million

Health care cost	Increase by 1% Decrease by 1%	Increase by Rs. 215.0 million Decrease by Rs. 178.6 million	Increase by Rs. 52.2 million Decrease by Rs. 48.3 million

Severance indemnity plan

Severance indemnity is a funded plan of Tata Daewoo Commercial Vehicles Limited (TDCV), a subsidiary of Tata Motors Limited.

The following table sets out, the amounts recognized in the financial statements for the severance indemnity plan.

	As at March 31,
	2016		2016		2015
	(In millions)
Change in defined benefit obligation:
Defined benefit obligation, beginning of the year	US$	49.9	Rs.	3,307.2	Rs.	2,195.4
Service cost		8.4		555.3		421.6
Interest cost		1.1		76.1		80.5
Remeasurements (gains)/losses
Actuarial (gains)/losses arising from changes in financial assumptions		(9.9)		(653.2)		474.6
Actuarial (gains)/losses arising from changes in experience adjustments on plan liabilities		(0.6)		(40.9)		198.3
Actuarial (gains)/losses arising from changes in demographic assumption on plan liabilities		0.5		33.1		—
Benefits paid from plan assets		(0.3)		(21.1)		(33.7)
Benefits paid directly by employer		(0.2)		(12.0)		(13.6)
Foreign currency translation		1.4		94.7		(15.9)

Defined benefit obligation, end of the year	US$	50.3	Rs.	3,339.2	Rs.	3,307.2

Change in plan assets:
Fair value of plan assets, beginning of the year	US$	30.6	Rs.	2,025.1	Rs.	1,294.3
Interest income		0.8		52.4		60.7
Remeasurements gain/(loss)
Return on plan assets, (excluding amount included in net Interest expense)		(0.3)		(19.3)		(26.3)
Employer’s contributions		7.7		509.5		741.2
Benefits paid		(0.3)		(21.1)		(33.7)
Foreign currency translation		1.0		71.0		(11.2)

Fair value of plan assets, end of the year	US$	39.5	Rs	2,617.6	Rs	2,025.1

	As at March 31,
	2016		2016		2015
	(In millions)
Amount recognized in the balance sheet consist of:
Present value of defined benefit obligation	US$	50.3	Rs.	3,339.2	Rs.	3,307.2
Fair value of plan assets		39.5		2,617.6		2,025.1

Net liability	US$	(10.8)	Rs.	(721.6)	Rs.	(1,282.1)

Amounts in the balance sheet:
Non- current liabilities	US$	(10.8)	Rs.	(721.6)	Rs.	(1,282.1)

Total amount recognized in other comprehensive income for severance indemnity consists of:

	As at March 31,
	2016		2016	2015		2014
	(In millions)
Remeasurements (gains)/losses	US$	(7.3)	Rs. (481.6)	Rs.	160.1	Rs.	(539.1)

	US$	(7.3)	Rs. (481.6)	Rs.	160.1	Rs.	(539.1)

Net severance indemnity cost consist of the following components:

	As at March 31,
	2016		2016		2015		2014
	(In millions)
Service cost	US$	8.4	Rs.	555.3	Rs.	421.6	Rs.	387.5
Net interest cost		0.3		23.7		19.8		56.0

Net periodic pension cost	US$	8.7	Rs.	579.0	Rs.	441.4	Rs.	443.5

Other changes in plan assets and benefit obligation recognized in other comprehensive income for severance indemnity plan:

	Year ended March 31,
	2016		2016		2015		2014
	(In millions)
Remeasurements (gains)/losses
Return on plan assets, (excluding amount included in net Interest expense)	US$	0.3	Rs.	19.3	Rs.	26.3	Rs.	—
Actuarial (gains)/losses arising from changes in financial assumptions		(9.9)		(653.2)		474.6		(136.8)
Actuarial (gains)/losses arising from changes in experience adjustments on plan liabilities		(0.6)		(40.9)		198.3		65.4
Actuarial (gains)/losses arising from changes in demographic assumptions		0.5		33.1		—		—

Total recognized in other comprehensive income	US$	(9.7)	Rs.	(641.7)	Rs.	699.2	Rs.	(71.4)

Total recognized in statement of operations and other comprehensive income	US$	(0.9)	Rs.	(62.7)	Rs.	1,140.6	Rs.	372.1

The assumptions used in accounting for the Severance indemnity plan is set out below:

	Year ended March 31,
	2016	2015	2014
Discount rate	1.90%	2.30%	3.60%
Rate of increase in compensation level of covered employees	3%	5%	5%

The table below outlines the effect on the service cost, the interest cost and the defined benefit obligation in the event of a decrease/increase of 1% in the assumed rate of discount rate, salary escalation rate:

Assumption	Change in assumption	Impact on scheme liabilities	Impact on service cost and interest cost
Discount rate	Increase by 1%	Decrease by Rs. 348.8 million	Decrease by Rs. 107.1 million
	Decrease by 1%	Increase by Rs. 411.3 million	Increase by Rs. 120.7 million
Salary escalation rate	Increase by 1%	Increase by Rs. 402.4 million	Increase by Rs. 133.1 million
	Decrease by 1%	Decrease by Rs. 348.5 million	Decrease by Rs. 113.8 million

Severance indemnity plans asset allocation by category is as follows:

	As at March 31,
	2016	2015
Deposit with banks	100%	100%

The weighted average duration of the defined benefit obligation as at March 31, 2016 is 11.8 years (2015: 12.6 years)

The Company expects to contribute Rs.405.3 million to the funded severance indemnity plans in fiscal 2017.

Jaguar Land Rover Pension plan

Jaguar Land Rover Ltd UK, has pension arrangements providing employees with defined benefits related to pay and service as set out in the rules of each fund.

The UK defined benefit schemes are administered by a separate fund that is legally separated from the Company. The trustees of the pension schemes are required by law to act in the interest of the fund and of all relevant stakeholders in the scheme and are responsible for the investment policy with regard to the assets of the schemes and all other governance matters. The board of trustees must be composed of representatives of the Company and plan participants in accordance with the plan’s regulations.

Through its defined benefit pension plans the Company is exposed to a number of risks, the most significant of which are detailed below:

Asset volatility

The plan liabilities are calculated using a discount rate set with references to corporate bond yields; if plan assets under perform compared to the corporate bonds discount rate, this will create or increase a deficit. The defined benefit plans hold a significant proportion of equity type assets, which are expected to outperform corporate bonds in the long-term while providing volatility and risk in the short-term.

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

The following table sets out the disclosure pertaining to employee benefits of Jaguar Land Rover Limited

	As at March 31,
	Pension benefits
	2016		2016		2015
	(In millions)
Change in defined benefit obligation:
Defined benefit obligation, beginning of the year	US$	10,998.3	Rs.	728,691.5	Rs.	602,488.9
Service cost		333.9		22,125.8		16,555.5
Interest cost		390.9		25,897.1		27,015.7
Remeasurements (gains)/losses
Actuarial (gains)/losses arising from changes in demographic assumptions		(53.7)		(3,560.2)		(1,971.9)
Actuarial (gains)/losses arising from changes in financial assumptions		(847.4)		(56,145.3)		143,396.1
Actuarial (gains)/losses arising from changes in experience adjustments on plan liabilities		94.4		6,252.6		9,958.3
Past service cost		0.2		13.8		51.3
Plan curtailment		—		—		(9.6)
Plan settlement		—		—		(131.1)
Plan combinations		—		—		(15.8)
Benefits paid		(245.9)		(16,292.3)		(14,670.3)
Member contributions		2.5		163.7		183.4
Foreign currency translation		372.0		24,643.9		(54,159.0)

Defined benefit obligation, end of the year	US$	11,045.2	Rs.	731,790.6	Rs.	728,691.5

Change in plan assets:
Fair value of plan assets, beginning of the year	US$	9,763.7	Rs.	646,895.5	Rs.	535,777.5
Interest Income		347.1		22,997.6		24,215.5
Remeasurements gains/(losses)
Return on plan assets, (excluding amount included in net Interest expense)		(76.7)		(5,079.0)		116,147.7
Plan settlement		—		—		(110.4)
Employer’s contributions		133.7		8,858.2		34,090.1
Members contributions		2.5		163.7		183.4
Plan settlement		—		—		—
Benefits paid		(245.9)		(16,292.3)		(14,670.3)
Expenses paid		(12.4)		(824.5)		(806.5)
Foreign currency translation		321.6		21,313.8		(47,931.5)

Fair value of plan assets, end of the year	US$	10,233.6	Rs.	678,033.0	Rs.	646,895.5

	Year ended March 31,
	Pension benefits
	2016		2016		2015
	(In millions)
Amount recognized in the balance sheet consist of:
Present value of defined benefit obligation	US$	11,045.2	Rs.	731,790.6	Rs.	728,691.5
Fair value of plan Assets		10,233.6		678,033.0		646,895.5

Surplus/(deficit)		(811.6)		(53,757.6)		(81,796.0)
Restriction of pension asset (as per IFRIC 14) and onerous obligation		(2.6)		(171.8)		(35.1)

Net liability	US$	(814.2)	Rs.	(53,929.4)	Rs.	(81,831.1)

Amount recognized in the balance sheet consist of:
Non-current assets	US$	0.5	Rs.	41.0	Rs.	36.1
Non-current liabilities		(814.7)		(53,970.4)		(81,867.2)

Net liability	US$	(814.2)	Rs.	(53,929.4)	Rs.	(81,831.1)

Total amount recognized in other comprehensive income

	As at March 31,
	Pension benefits
	2016		2016		2015		2014
	(In millions)
Remeasurements (gains)/losses	US$	1,452.9	Rs.	96,259.4	Rs.	144,633.3	Rs.109,398.5
Restriction of Pension asset (as per IFRIC 14)		(210.2)		(13,928.1)		(13,928.1)	(13,659.9)
Onerous obligation, excluding amounts included in interest expenses		(127.9)		(8,475.1)		(8,573.7)	(8,573.7)

	US$	1,114.8	Rs.	73,856.2	Rs.	122,131.5	Rs. 87,164.9

Net pension and post retirement cost consist of the following components:

	Year ended March 31,
	Pension benefits
	2016		2016		2015		2014
	(In millions)
Current service cost	US$	333.9	Rs.	22,125.8	Rs.	16,555.5	Rs.	16,926.4
Past service cost		0.2		13.8		51.3		557.8
Administrative expenses		12.4		824.5		806.5		769.4
Interest cost on onerous obligations		—		1.0		—		—
Net interest cost/(income)		43.8		2,899.5		2,800.2		2,423.6

Net periodic pension cost	US$	390.3	Rs.	25,864.5	Rs.	20,213.5	Rs.	20,677.2

Amount recognized in other comprehensive income

	Year ended March 31,
	Pension benefits
	2016		2016		2015		2014
	(In millions)
Remeasurements (gains)/losses
Actuarial (gains)/losses arising from changes in demographic assumptions	US$	(53.7)	Rs.	(3,560.2)	Rs.	(1,971.9)	Rs.	(3,750.7)
Actuarial (gains)/losses arising from changes in financial assumptions		(847.4)		(56,145.3)		143,396.1		(23,370.0)
Actuarial (gains)/losses arising from changes in experience adjustments on plan liabilities		94.4		6,252.6		9,958.3		827.1
Return on plan assets, (excluding amount included in net interest expense)		76.7		5,079.0		(116,147.7)		39,132.8
Change in restriction of pension asset (as per IFRIC 14)		—		—		(268.2)		211.6
Change in onerous obligation, (excluding amounts included in interest expenses)		1.5		98.6		—		—

Total recognized in other comprehensive income	US$	(728.5)	Rs.	(48,275.3)	Rs.	34,966.6	Rs.	13,050.8

Total recognized in statement of operations and other comprehensive income	US$	(338.2)	Rs.	(22,410.8)	Rs.	55,180.1	Rs.	33,728.0

The assumptions used in accounting for the pension plans are set out below:

	Year ended March 31,
	Pension benefits
	2016	2015	2014
Discount rate	3.60%	3.40%	4.60%
Expected rate of increase in compensation level of covered employees	3.50%	3.60%	3.90%
Inflation increase	3.00%	3.10%	3.40%
The assumed life expectations on retirement at age 65 are (years)
Retiring today:
Males	21.5	21.4	20.0
Females	24.4	23.9	24.5
Retiring in 20 years:
Males	23.2	23.1	23.8
Females	26.2	25.8	26.4

For the valuation at 31 March 2016, the mortality assumptions used are SAPS base table, in particular S2NxA tables and the Light table for members of the Jaguar Executive Pension Plan. A scaling factor of 120% for males and 110% for females has been used for the Jaguar Pension Plan, 115% for males and 105 % for females for the Land Rover Pension Scheme, and 95% for males and 85% for females for Jaguar Executive Pension Plan.

For the valuation as at March 31, 2015 and 2014, the mortality assumptions used are the SAPS base table, in particular S1NxA tables and the Light table for members of the Jaguar Executive Pension Plan. A scaling factor of 115% has been used for the Jaguar Pension Plan, 110% for the Land Rover Pension Scheme and 105% for males and 90% for females for Jaguar Executive Pension Plan.

There is an allowance for future improvements in line with the CMI (2014) projections (2015: CMI (2014) projections, 2014: CMI (2013) projections) and an allowance for long term improvements of 1.25% per annum.

Pension plans asset allocation by category is as follows:

	As at March 31,
	2016						2015
	Quoted *		Unquoted		Total		Quoted *		Unquoted		Total
	(In millions)
Equity Instruments
Information Technology	Rs.	11,931.5	Rs.	—	Rs.	11,931.5	Rs.	10,909.0	Rs.	—	Rs.	10,909.0
Energy		5,059.0		—		5,059.0		6,471.4		—		6,471.4
Manufacturing		9,354.3		—		9,354.3		8,875.1		—		8,875.1
Financials		16,990.5		—		16,990.5		17,010.6		—		17,010.6
Others		41,748.0		—		41,748.0		38,582.0		—		38,582.0

		85,083.3		—		85,083.3		81,848.1		—		81,848.1

Debt Instruments
Government		247,221.5		—		247,221.5		249,519.5		1,109.4		250,628.9
Corporate Bonds (Investment Grade)		15,081.5		139,455.8		154,537.3		3,513.1		110,753.7		114,266.8
Corporate Bonds (Non Investment Grade)		15,749.5		26,726.7		42,476.2		4,992.2		44,005.7		48,997.9

		278,052.5		166,182.5		444,235.0		258,024.8		155,868.8		413,893.6

Property Funds
UK		6,395.4		10,977.0		17,372.4		12,110.8		10,446.7		22,557.5
Other		7,254.4		4,581.7		11,836.1		4,807.3		1,571.7		6,379.0

		13,649.8		15,558.7		29,208.5		16,918.1		12,018.4		28,936.5

Cash and Cash equivalents		16,226.9		—		16,226.9		12,018.3		—		12,018.3

Other
Hedge Funds		—		35,603.7		35,603.7		—		36,240.0		36,240.0
Private Markets		—		7,636.2		7,636.2		—		5,177.1		5,177.1
Alternatives		33,121.9		8,399.8		41,521.7		15,716.3		13,497.5		29,213.8

		33,121.9		51,639.7		84,761.6		15,716.3		54,914.6		70,630.9

Derivatives
Foreign exchange contracts		—		(859.1)		(859.1)		—		(1,201.8)		(1,201.8)
Interest Rate and inflation		—		54,980.5		54,980.5		—		40,769.9		40,769.9

		—		54,121.4		54,121.4		—		39,568.1		39,568.1

Collateralized debt obligations		—		(35,603.7)		(35,603.7)		—		—		—

Total	Rs.	426,134.4	Rs.	251,898.6	Rs.	678,033.0	Rs.	384,525.6	Rs.	262,369.9	Rs.	646,895.5

*	determined on the basis of quoted prices for identical assets or liabilities in active markets.

As at March 31, 2016 the schemes held Gilt Repos, reflected as a collateralized debt obligation. The schemes did not have any Gilt Repos as at March 31, 2015.

The split of level 1 assets is 63% (2015: 59%), level 2 assets 31% (2015: 37%) and level 3 assets 6% (2015: 4%).

The table below outlines the effect on the service cost and the defined benefit obligation in the event of a decrease/increase of 0.25% in the assumed discount rate and inflation rate and increase/decrease in mortality rate by 1 year. When calculating the sensitivity of the defined benefit obligation to significant actuarial assumptions the same method (present value of the defined benefit obligation calculated with the projected unit credit method at the end of the reporting period) has been applied as when calculating the pension liability recognised within the statement of financial position.

Assumption	Change in assumption	Impact on scheme liabilities	Impact on service cost
Discount rate	Increase/decrease by 0.25%	Decrease/increase by Rs.41,322.5 million	Decrease/increase by Rs.1,282.1 million
Inflation rate	Increase/decrease by 0.25%	Increase/decrease by Rs.36,785.9 million	Increase/decrease by Rs.1,282.1 million
Mortality rate	Increase/decrease by 1 year	Increase/decrease by Rs.20,414.7 million	Increase/decrease by Rs.493.1 million

The Company has agreed updated contributions towards the UK defined benefit schemes following the April 5, 2015 valuation. It is intended to eliminate the pension scheme funding deficits over the 10 years following the valuation date. The current agreed contribution rate for defined benefit accrual is 31% of pensionable salaries in the UK. Deficit contribution levels remain in line with prior expectation for 2016-18 and then increase to Rs.5,720.1 million per annum to March 2025.

The average duration of the defined benefit obligation at March 31, 2016 is 20.5 years (2015 : 23.5 Years)

The expected net periodic pension cost for the year ended March 31, 2017 is Rs.22,091.3 million. The Company expects to contribute Rs. 21,598.2 million to the funded pension plans of Jaguar Land Rover Limited, UK in fiscal 2017.

Defined contribution plan

The Company’s contribution to defined contribution plans aggregated Rs.6,768.5 million, Rs. 5,346.2 million and Rs. 4,928.0 million for years ended March 31, 2016, 2015 and 2014 respectively.

33.	Commitments and contingencies

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

As at March 31, 2016, there are matters and/or disputes pending in appeal amounting to Rs.1,338 million, which includes Rs.75 million in respect of equity accounted investees (Rs.1,343 million, which includes Rs.157 million in respect of equity accounted investees as at March 31, 2015).

Customs, Excise Duty and Service Tax

As at March 31, 2016, there was pending litigation for various matters relating to customs, excise duty and service taxes involving demands, including interest and penalties, of Rs.14,400 million, which includes Rs.66 million in respect of equity accounted investees (Rs.14,042 million, which includes Rs.61 million in respect of equity accounted investees, as at March 31, 2015). These demands challenged the basis of valuation of the Company’s products and denied the Company’s claims of Central Value Added Tax, or CENVAT, credit on inputs. The details of the demands for more than Rs.200 million are as follows:

As at March 31, 2016, the Excise Authorities had denied a CENVAT credit of Rs.524 million and imposed a penalty of Rs.230 million for the period between April 2011 to September 2012 (Rs.524 million and Rs.230 million CENVAT credit and penalty, respectively, as at March 31, 2015) in respect of consulting engineering services alleged to have been used exclusively for producing prototypes at the Engineering Research Centre, in Pune. The contention of the Excise Authorities is that since the Company claims exemptions from CENVAT under Notification No.167/71-CE, dated September 11, 1971, the Company is not entitled to avail service tax credits on consulting engineering services used in the Engineering Research Centre. The matter is being contested by the Company before the appellate authorities. The Company believes it has a merit in its case, since the consulting engineering services are not exclusively used in the manufacture of prototypes and they form part of the assessable value of final products manufactured by the Company on which CENVAT is paid.

The Excise Authorities have raised a demand for Rs.907 million as at March 31, 2016 (Rs.907 million as at March 31, 2015), on account of alleged undervaluation’s of ex-factory discounts given by Company on passenger vehicles through invoices. The matter is being contested by the Company before the High Court of Bombay.

        As at March 31, 2016, the Excise Authorities have raised a demand and penalty of Rs.1,986 million, (Rs.1,876 million as at March 31, 2015), due to the classification of certain chassis (as dumpers instead of goods transport vehicles) which were sent to automotive body builders by the Company, which the Excise Authorities claim requires the payment of the National Calamity Contingent Duty, or NCCD. The Company has obtained a technical expert certificate on the classification. The appeal is pending before the Custom Excise & Service Tax Appellate Tribunal.

The Excise Authorities had denied the Company’s claim of a CENVAT credit of Rs.228 million (Rs.228 million as at March 31, 2015) claimed by the Company from Fiscal 1992 to Fiscal 2013, on technical grounds. The matter is being contested by the Company before the appellate authorities.

As at March 31, 2016, the Excise Authorities had levied penalties and interest amounting to Rs.6,799 million (Rs.6,799 million as at March 31, 2015) with respect to CENVAT credit claimed by the Company from March 2010 to November 2012, on inputs, stating that vehicles manufactured at Uttarakhand plant are “Exempted Products” and the Company may not claim a CENVAT credit on these vehicles. The Company has challenged this demand as NCCD and the automobile cess is assessed on those vehicles, which are “duties of excise”. Therefore, the Company asserts that these vehicles are not “Exempted Products”. The matter is being contested by the Company before the appellate authorities.

As at March 31, 2016, the Excise Authorities have raised a demand amounting to Rs.295 million (Rs.295 million as at March 31, 2015) on pre-delivery inspection charges and free after-sales service charges incurred by dealers on certain of the Company’s products on the alleged grounds that the pre-delivery inspection charges and free after-sales services are provided by the dealer on behalf of the Company and should be included in excisable value of the vehicle. The case is pending before Tribunal, which has granted an unconditional stay.

As at March 31, 2016, the Excise Authorities have raised a demand amounting to Rs.219 million (Rs.219 million as at March 31, 2015) with respect to customs duties on dies and fixtures imported under the EPCG Scheme and, in the case of the fixtures, are installed at premises of a vendor. The matter is pending with the adjudicating authority.

As at March 31, 2016, the Excise Authorities have raised a demand amounting to Rs.342 million (Rs.127 million as at March 31, 2015) with respect to denial of CENVAT credit on service tax availed on freight outward and courier services. The Company asserts that since freight forms part of the services on which the taxes have been paid, CENVAT credit can be availed. The Excise Authorities have raised show cause notice which is being contested.

Sales Tax

The total sales tax demands (including interest and penalty), that are being contested by the Company amount to Rs.12,623 million, which includes Rs.228 million in respect of equity accounted investees as at March 31, 2016 (Rs.9,331 million, which includes Rs.227 million in respect of equity accounted investees, as at March 31, 2015). The details of the demands for more than Rs.200 million are as follows:

The Sales Tax Authorities have raised demand of Rs.4,034 million (Rs.1,755 million as at March 31, 2015) towards rejection of certain statutory forms for concessional lower/nil tax rate (Form F and Form C) on technical grounds such as late submission, single form issued against different months / quarters dispatches / sales, etc. and denial of exemption from tax in absence of proof of export for certain years. The Company has contended that the benefit cannot be denied on technicalities, which are being complied with. The matter is pending at various levels.

In some of the states in India, the Sales Tax Authorities have raised disputes totaling up to Rs.411 million as at March 31, 2016 (Rs.411 million as at March 31, 2015), treating the stock transfers of vehicles from the Company’s manufacturing plants to regional sales offices and the transfers between two regional sales offices as sales liable for levy of sales tax. The Company is contesting this issue.

The Sales Tax authorities have denied input tax credit and levied interest and penalty thereon due to varied reasons aggregating to Rs.3,302 million as at March 31, 2016 (Rs.2,390 as at March 31, 2015). The reasons for disallowing credit was mainly due to Taxes not paid by Vendors, incorrect method of calculation of set off as per the department, alleging suppression of sales as per the department etc. The matter is contested in appeal.

Sales tax demand aggregating Rs.2,527 million as at March 31, 2016 (Rs.2,584 million as at March 31, 2015) has been raised by Sales Tax Authorities disallowing the concessional rate of 2% on certain purchases of raw materials in case the final product is stock transferred for sale outside the state. The matter is pending with various authorities.

Other Taxes and Dues

Other amounts for which the Company may contingently be liable aggregate to Rs.3,394 million, which includes Rs.16 million in respect of equity accounted investees as at March 31, 2016 (Rs.3,851 million, which includes Rs.12 million in respect of equity accounted investees, as at March 31, 2015). Following are the cases involving more than Rs.200 million:

The municipal authorities in certain states levy octroi duty (a local indirect tax) on goods brought inside the municipal limits at rates based on the classification of goods. Demands aggregating Rs.617 million as at March 31, 2016 (Rs.617 million as at March 31, 2015) had been raised demanding higher octroi duties on account of classification disputes relating to components purchased for the manufacture of vehicles and retrospective increase in octroi rates relating to past periods. The dispute relating to classification is presently pending before the Supreme Court and the other dispute is pending before the Bombay High Court on remand by the Supreme Court.

As at March 31, 2016, property tax amounting to Rs.506 million (Rs.491 million as at March 31, 2015) has been demanded by the local municipal authorities in respect of vacant land of the Company in the plant in Pimpri, Pune. The Company has filed Special Leave Petition (SLP) before the Supreme Court against an unfavorable decision of the Bombay High Court. The Supreme Court has disposed of the SLP and remanded the matter back to the local municipal corporation for fresh adjudication.

As at March 31, 2016, a penalty of Rs.203 million (Rs.562 million as at March 31, 2015) is likely to be imposed relating to a matter of regularization of construction of certain buildings in respect of which approvals from appropriate authorities are awaited. However, as the buildings were constructed as per the applicable development rules, the Company believes it will be possible to get the waiver of the same.

As at March 31, 2016, Sales tax/VAT amounting to Rs.241 million (Rs.151 million as at March 31, 2015) has been demanded by local authorities on dealers in respect of spare parts used for carrying out warranty repairs. The dispute is pending before the Supreme Court.

As at March 31, 2016, bonus payable to employees amounting to Rs.348 million (Rs.Nil as at March 31, 2015) is due, as a result of retrospective amendment to the notification dated January 1, 2016. Similar cases contesting the retrospective applicability of the said notification is pending in the High Courts of Kerala, Karnataka, Tamil Nadu and Gujarat state.

Other claims

There are other claims against the Company, the majority of which pertain to motor accident claims, product liability claims and consumer complaints. Some of the cases also relate to the replacement of parts of vehicles and/or the compensation for deficiencies in the services by the Company or its dealers.

Commitments

The Company has entered into various contracts with vendors and contractors for the acquisition of plant and machinery, equipment and various civil contracts of a capital nature amounting to Rs.108,384 million, which includes Rs.10,021 million in respect of equity accounted investees as at March 31, 2016 (Rs.89,291 million, which includes Rs.1,848 million in respect of equity accounted investees, as at March 31, 2015), which are yet to be executed.

The Company has entered into various contracts with vendors and contractors for the acquisition of intangible assets of a capital nature amounting to Rs.2,506 million as at March 31, 2016 (Rs.2,517 million as at March 31, 2015), which are yet to be executed.

Under the joint venture agreement with Chery Jaguar Land Rover Automotive Co. Limited, the Company is committed to contribute Rs.35,930 million as at March 31, 2016 (Rs.35,282 million as at March 31, 2015) towards its share in the capital of the joint venture of which Rs.29,514 million (Rs.28,982 million as at March 31, 2015) has been contributed as at March 31, 2016. As at March 31, 2016, the Company has an outstanding commitment of Rs.6,416 million (Rs.6,300 million as at March 31, 2015).

34.	Capital Management

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

The following table summarizes the capital of the Company:

	As at March 31,
	2016		2016		2015
	(In millions)
Equity*	US$	12,176.0	Rs.	806,725.8	Rs.	598,930.8
Short-term borrowings and current portion of long-term debt		2,835.4		187,856.5		180,465.4
Long-term debt		7,614.7		504,511.3		544,862.5

Total debt		10,450.1		692,367.8		725,327.9

Total capital (Debt + Equity)	US$	22,626.1	Rs.	1,499,093.6	Rs.	1,324,258.7

*	Details of equity :

	As at March 31,
	2016		2016		2015
	(In millions)
Total equity as reported in balance sheet	US$	11,592.0	Rs.	768,036.7	Rs.	539,351.8
Currency translation reserve attributable to
- Shareholders of Tata Motors Limited		(693.3)		(45,936.6)		(28,887.9)
- Non-controlling interests		(3.5)		(234.3)		(136.3)
Hedging reserve		1,280.8		84,860.0		88,603.2

Equity as reported above	US$	12,176.0	Rs.	806,725.8	Rs.	598,930.8

35.	Disclosures on financial instruments

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

(a)	Financial assets and liabilities

The following table presents the carrying amounts and fair value of each category of financial assets and liabilities as at March 31, 2016.

Financial assets	Cash, and loans and receivables		Available- for-sale financial assets		Derivatives in other than hedging relationship		Derivatives in hedging relationship		Total carrying value		Total fair value		Total carrying value		Total fair value
	(In millions)
Cash and cash equivalents	Rs.	171,536.1	Rs.	—	Rs.	—	Rs.	—	Rs.	171,536.1	Rs.	171,536.1	US$	2,589.0	US$	2,589.0
Short-term deposits		127,809.6		—		—		—		127,809.6		127,809.6		1,929.1		1,929.1
Finance receivables		163,369.8		—		—		—		163,369.8		164,187.8		2,465.8		2,478.1
Trade receivables		136,085.7		—		—		—		136,085.7		136,085.7		2,053.9		2,053.9
Unquoted equity investments*		—		3,900.0		—		—		3,900.0		—		58.9		—
Other investments		82.6		194,434.8		—		—		194,517.4		194,517.4		2,935.9		2,935.9
Other financial assets:
-current		17,212.0		—		2,339.8		5,233.0		24,784.8		24,784.8		374.1		374.1
-non-current		8,986.7		—		2,267.2		13,649.7		24,903.6		24,903.6		375.9		375.9

Total	Rs.	625,082.5	Rs.	198,334.8	Rs.	4,607.0	Rs.	18,882.7	Rs.	846,907.0	Rs.	843,825.0	US$	12,782.6	US$	12,736.0

*	The fair value in respect of the unquoted equity investments cannot be reliably measured.

Financial liabilities	Derivatives other than in hedging relationship		Derivatives in hedging relationship		Other financial liabilities		Total carrying value		Total fair value		Total carrying value		Total fair value
(In millions)
Accounts payable	Rs.	—	Rs.	—	Rs.	613,364.4	Rs.	613,364.4	Rs.	613,364.4	US$	9,257.6	US$	9,257.6
Acceptances		—		—		39,813.3		39,813.3		39,813.3		600.9		600.9
Short-term debt (excluding current portion of long-term debt)		—		—		114,507.8		114,507.8		114,507.8		1,728.4		1,728.4
Long-term debt (including current portion of long-term debt)		—		—		577,860.0		577,860.0		587,329.8		8,721.7		8,864.7
Other financial liabilities:
-current		11,083.6		53,739.6		37,118.6		101,941.8		101,941.8		1,538.6		1,538.6
-non-current		5,661.0		71,780.1		2,657.9		80,099.0		80,201.3		1,209.0		1,210.5

Total	Rs.	16,744.6	Rs.	125,519.7	Rs.	1,385,322.0	Rs.	1,527,586.3	Rs.	1,537,158.4	US$	23,056.2	US$	23,200.7

The following table presents the carrying amounts and fair value of each category of financial assets and liabilities as at March 31, 2015.

Financial assets	Cash, and loans and receivables		Available- for-sale financial assets		Derivatives in other than hedging relationship		Derivatives in hedging relationship		Total carrying value		Total fair value
	(In millions)
Cash and cash equivalents	Rs.	197,430.9	Rs.	—	Rs.	—	Rs.	—	Rs.	197,430.9	Rs.	197,430.9
Short-term deposits		104,391.0		—		—		—		104,391.0		104,391.0
Finance receivables		158,015.6		—		—		—		158,015.6		157,409.9
Trade receivables		130,994.3		—		—		—		130,994.3		130,994.3
Unquoted equity investments*		—		3,936.8		—		—		3,936.8		—
Other investments		80.0		142,806.8		—		—		142,886.8		142,886.8
Other financial assets:
-current		10,264.5		—		548.1		16,178.6		26,991.2		26,991.2
-non-current		10,537.9		—		683.8		1,849.0		13,070.7		12,976.3

Total	Rs.	611,714.2	Rs.	146,743.6	Rs.	1,231.9	Rs.	18,027.6	Rs.	777,717.3	Rs.	773,080.4

*	The fair value in respect of the unquoted equity investments cannot be reliably measured.

Financial liabilities	Derivatives other than in hedging relationship		Derivatives in hedging relationship		Other financial liabilities		Total carrying value		Total fair value
	(In millions)
Accounts payable	Rs.	—	Rs.	—	Rs.	569,383.4	Rs.	569,383.4	Rs.	569,383.4
Acceptances		—		—		40,767.5		40,767.5		40,767.5
Short-term debt (excluding current portion of long-term debt)		—		—		131,546.8		131,546.8		131,546.8
Long-term debt (including current portion of long-term debt)		—		—		593,781.1		593,781.1		608,359.3
Other financial liabilities:
-current		2,611.5		61,848.3		29,929.0		94,388.8		94,388.8
-non-current		4,277.2		72,942.2		3,737.1		80,956.5		81,177.7

Total	Rs.	6,888.7	Rs.	134,790.5	Rs.	1,369,144.9	Rs.	1,510,824.1	Rs.	1,525,623.5

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

Valuation techniques with significant unobservable inputs (Level 3): This level of hierarchy includes financial assets and liabilities measured using inputs that are not based on observable market data (unobservable inputs). Fair values are determined in whole or in part, using a valuation model based on assumptions that are neither supported by prices from observable current market transactions in the same instrument nor are they based on available market data. The main items in this category are unquoted available-for-sale financial assets, measured at fair value.

	As at March 31, 2016
	Level 1		Level 2		Level 3		Total
	(In millions)
Financial assets measured at fair value
Available-for-sale financial assets	Rs.	194,434.8	Rs.	—	Rs.	—	Rs.	194,434.8
Derivative assets		—		23,489.7		—		23,489.7

Total	Rs.	194,434.8	Rs.	23,489.7	Rs.	—	Rs.	217,924.5

	US$	2,934.6	US$	354.5	US$	—	US$	3,289.1

Financial liabilities measured at fair value
Derivative liabilities	Rs.	—	Rs.	142,264.3	Rs.	—	Rs.	142,264.3

Total	Rs.	—	Rs.	142,264.3	Rs.	—	Rs.	142,264.3

	US$	—	US$	2,147.2	US$	—	US$	2,147.2

Reconciliation of Level 3 category of financial assets and financial liabilities:

	Year ended March 31, 2016
	Available-for-sale financial assets
	(In millions)
Balance at the beginning	US$	0.2	Rs.	15.0
Total gains:
- gain recognized in income statement		—		0.5
Sale of investments		(0.2)		(15.5)

Balance at the end	US$	—	Rs.	—

	As at March 31, 2015
	Level 1		Level 2		Level 3		Total
	(In millions)
Financial assets measured at fair value
Available-for-sale financial assets	Rs.	142,791.8	Rs.	—	Rs.	15.0	Rs.	142,806.8
Derivative assets		—		19,259.5		—		19,259.5

Total	Rs.	142,791.8	Rs.	19,259.5	Rs.	15.0	Rs.	162,066.3

Financial liabilities measured at fair value
Derivative liabilities	Rs.	—	Rs.	141,679.2	Rs.	—	Rs.	141,679.2

Total	Rs.	—	Rs.	141,679.2	Rs.	—	Rs.	141,679.2

Reconciliation of Level 3 category of financial assets and financial liabilities:

	Year ended March 31, 2015
	Available-for-sale financial assets
	(In millions)
Balance at the beginning	Rs.	62.0
Total losses:
- loss recognized in income statement		(7.4)
Sale of investments		(39.6)

Balance at the end	Rs.	15.0

There have been no transfers between level 1 and level 2 for the years ended March 31, 2016 and 2015.

The following table provides an analysis of fair value of financial instruments that are not measured at fair value on recurring basis, grouped into Level 1 to Level 3 categories:

	As at March 31, 2016
	Level 1		Level 2		Level 3		Total
	(In millions)
Financial assets not measured at fair value
Finance receivables		—		—		164,187.8		164,187.8
Other investments		—		82.6		—		82.6

Total	Rs.	—	Rs.	82.6	Rs.	164,187.8	Rs.	164,270.4

	US$	—	US$	1.3	US$	2,478.1	US$	2,479.4

Financial liabilities not measured at fair value
Short-term debt (excluding current portion of long-term debt)		—		114,507.8		—		114,507.8
Long-term debt (including current portion of long-term debt)		301,234.6		286,095.2		—		587,329.8

Total	Rs.	301,234.6	Rs.	400,603.0	Rs.	—	Rs.	701,837.6

	US$	4,546.6	US$	6,046.5	US$	—	US$	10,593.1

	As at March 31, 2015
	Level 1		Level 2		Level 3		Total
	(In millions)
Financial assets not measured at fair value
Finance receivables		—		—		157,409.9		157,409.9
Other investments		—		80.0		—		80.0

Total	Rs.	—	Rs.	80.0	Rs.	157,409.9	Rs.	157,489.9

Financial liabilities not measured at fair value
Short-term debt (excluding current portion of long-term debt)		—		131,546.8		—		131,546.8
Long-term debt (including current portion of long-term debt)		311,696.8		296,662.5		—		608,359.3

Total	Rs.	311,696.8	Rs.	428,209.3	Rs.	—	Rs.	739,906.1

Notes

The short-term financial assets and liabilities are stated at amortized cost which is approximately equal to their fair value.

Derivatives are fair valued using market observable rates and published prices together with forecast cash flow information where applicable.

The fair value of finance receivables has been estimated by discounting expected cash flows using rates at which loans of similar credit quality and maturity would be made and internal assumptions such as expected credit losses and estimated collateral value for repossessed vehicles as at March 31, 2016 and 2015. As unobservable inputs are applied, finance receivables are classified in Level 3.

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

Offsetting

Certain financial assets and financial liabilities are subject to offsetting where there is currently a legally enforceable right to set off recognized amounts and the Company intends to either settle on a net basis, or to realise the asset and settle the liability, simultaneously.

Certain derivative financial assets and financial liabilities are subject to master netting arrangements, whereby in the case of insolvency, derivative financial assets and financial liabilities will be settled on a net basis.

The following table discloses the amounts that have been offset, in arriving at the balance sheet presentation and the amounts that are available for offset only under certain conditions as at March 31, 2016:

	Gross amount recognized		Gross amount recognized as set off in the balance sheet		Net amount presented in the balance sheet		Amounts subject to an enforceable master netting arrangement				Net amount after offsetting
Financial assets							Financial instruments		Cash collateral
	(In millions)
Derivative financial instruments	Rs.	23,489.7	Rs.	—	Rs.	23,489.7	Rs.	(21,732.4)	Rs.	—	Rs.	1,757.3
Trade receivables		136,473.2		(387.5)		136,085.7		—		—		136,085.7
Cash and cash equivalents		181,844.9		(10,308.8)		171,536.1		—		—		171,536.1

Total	Rs.	341,807.8	Rs.	(10,696.3)	Rs.	331,111.5	Rs.	(21,732.4)	Rs.	—	Rs.	309,379.1

	US$	5,158.9	US$	(161.5)	US$	4,997.4	US$	(328.0)	US$	—	US$	4,669.4

Financial liabilities
Derivative financial instruments	Rs.	142,264.3	Rs.	—	Rs.	142,264.3	Rs.	(21,732.4)	Rs.	—	Rs.	120,531.9
Accounts payable		613,751.9		(387.5)		613,364.4		—		—		613,364.4
Loans from banks/financial institutions (short-term)		78,027.0		(10,308.8)		67,718.2		—		—		67,718.2

Total	Rs.	834,043.2	Rs.	(10,696.3)	Rs.	823,346.9	Rs.	(21,732.4)	Rs.	—	Rs.	801,614.5

	US$	12,588.5	US$	(161.5)	US$	12,427.0	US$	(328.0)	US$	—	US$	12,099.0

The following table discloses the amounts that have been offset in arriving at the balance sheet presentation and the amounts that are available for offset only under certain conditions as at March 31, 2015:

	Gross amount recognized		Gross amount recognized as set off in the balance sheet		Net amount presented in the balance sheet		Amounts subject to an enforceable master netting arrangement				Net amount after offsetting
Financial assets							Financial instruments		Cash collateral
	(In millions)
Derivative financial instruments	Rs.	19,259.5	Rs.	—	Rs.	19,259.5	Rs.	(18,304.9)	Rs.	—	Rs.	954.6
Trade receivables		131,458.6		(464.3)		130,994.3		—		—		130,994.3
Cash and cash equivalents		206,028.6		(8,597.7)		197,430.9		—		—		197,430.9

Total	Rs.	356,746.7	Rs.	(9,062.0)	Rs.	347,684.7	Rs.	(18,304.9)	Rs.	—	Rs.	329,379.8

Financial liabilities
Derivative financial instruments	Rs.	141,679.2	Rs.	—	Rs.	141,679.2	Rs.	(18,304.9)	Rs.	—	Rs.	123,374.3
Accounts payable		569,847.7		(464.3)		569,383.4		—		—		569,383.4
Loans from banks/financial institutions (short-term)		89,917.8		(8,597.7)		81,320.1		—		—		81,320.1

Total	Rs.	801,444.7	Rs.	(9,062.0)	Rs.	792,382.7	Rs.	(18,304.9)	Rs.	—	Rs.	774,077.8

(b)	Transfer of financial assets

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

The carrying amount of trade receivables and finance receivables along with the associated liabilities is as follows:

	As at March 31,
	2016				2016					2015
Nature of Asset	Carrying amount of asset sold		Carrying amount of associated liabilities		Carrying amount of asset sold			Carrying amount of associated liabilities		Carrying amount of asset sold			Carrying amount of associated liabilities
	(In millions)
Trade receivables	US$	228.6	US$	228.6	Rs.	15,143.5		Rs.	15,143.5	Rs.	17,154.3		Rs.	17,154.3
Finance receivables	US$	5.4	US$	6.0	Rs.	355.1	*	Rs.	400.7	Rs.	5,833.3	*	Rs.	6,168.0

*	Net of provision of Rs. 94.3 million and Rs. 1,137.2 million as at March 31, 2016 and 2015, respectively.

(c)	Cash flow hedges

As at March 31, 2016, the Company has a number of cash flow hedging instruments in a hedging relationship. The Company and its subsidiaries uses U.S. dollar/Pounds sterling forward and option contracts, U.S. dollar/Euro forward contracts and other currency forward and options to hedge future cash flows from sales and purchases. Cash flow hedges are expected to be recognized in profit or loss during the years ending March 31, 2017 to 2021.

The Company and its subsidiaries also has a number of foreign currency derivative contracts, which are entered into as an economic hedge of the financial risks of the Company. These contracts do not meet the hedge accounting criteria of IAS 39, hence the change in fair value is recognized immediately in the income statement.

The time value of options is considered ineffective in the hedge relationship and thus the change in time value is recognised immediately in the income statement.

Changes in fair value of foreign currency derivative contracts, to the extent determined to be an effective hedge, is recognized in other comprehensive income and the ineffective portion of the fair value change is recognized in income statement. Accordingly, the fair value change of (net loss) Rs. 13,953.4 million (net of tax), (net loss) Rs. 139,332.2 million (net of tax), (net gain) Rs. 79,270.4 million (net of tax), was recognized in other comprehensive income during the years ended March 31, 2016, March 31, 2015 and March 31, 2014, respectively. Amounts reclassified from hedging reserve of (net loss) Rs. 17,538.8 million (net of tax), (net gain) Rs. 3,863.6 million (net of tax) and (net gain) Rs. 7,900.6 million (net of tax) during the years ended March 31, 2016, 2015, and 2014, respectively, have been classified as foreign exchange gain/loss in the income statement on occurance of forecast transactions.

Amounts reclassified from hedging reserve, where forcast transactions are no longer expected to occur, amounts to (net loss) of Rs.157.8 million (net of tax), (net loss) of Rs.394.4 million (net of tax) and (net gain) of Rs.370.3 million (net of tax) during the years ended March 31, 2016, 2015 and 2014, respectively, have been classified as foreign exchange gain/loss in the income statement.

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

The following table sets forth information relating to foreign currency exposure (other than risk arising from derivatives disclosed at clause (iv) below) as at March 31, 2016:

	U.S. dollar		Euro		Chinese Renminbi		Japanese Yen		Others*		Total
	(In millions)
Financial assets	Rs.	73,411.8	Rs.	66,207.6	Rs.	63,929.2	Rs.	2,577.6	Rs.	41,348.7	Rs.	247,474.9
Financial liabilities	Rs.	367,796.8	Rs.	165,362.8	Rs.	54,509.4	Rs.	6,163.9	Rs.	27,896.5	Rs.	621,729.4

*	Others mainly include currencies such as the Russian rouble, Swiss franc, Australian dollars, South African rand, Singapore dollars, Thai baht and Korean won.

10% appreciation/depreciation of the respective foreign currencies with respect to functional currency of the Company would result in decrease/increase in the Company’s net income before tax by approximately Rs. 24,747.5 million and Rs. 62,172.9 million for financial assets and financial liabilities respectively, for the year ended March 31, 2016.

The following table set forth information relating to foreign currency exposure (other than risk arising from derivatives disclosed at clause (iv) below) as at March 31, 2015:

	U.S. dollar		Euro		Chinese Renminbi		Singapore Dollar		Others*		Total
	(In millions)
Financial assets	Rs.	89,508.3	Rs.	45,441.1	Rs.	68,607.8	Rs.	1,977.9	Rs.	38,542.1	Rs.	244,077.2
Financial liabilities	Rs.	307,376.4	Rs.	106,703.0	Rs.	69,901.6	Rs.	24,214.1	Rs.	23,277.2	Rs.	531,472.3

*	Others mainly include currencies such as the Russian rouble, Japanese yen, Swiss franc, Australian dollars, South African rand, Thai baht and Korean won.

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

The following table set forth information relating to foreign currency exposure (other than risk arising from derivatives disclosed at clause (iv) below) as at March 31, 2014:

	U.S. dollar		Euro		Chinese Renminbi		Singapore Dollar		Japanese Yen		Others*		Total
			(In millions)
Financial assets	Rs.	60,850.2	Rs.	31,938.5	Rs.	83,609.6	Rs.	13,191.2	Rs.	1,692.9	Rs.	41,198.6	Rs.	232,481.0
Financial liabilities	Rs.	232,914.3	Rs.	140,077.3	Rs.	71,172.2	Rs.	25,311.6	Rs.	6,793.5	Rs.	24,105.3	Rs.	500,374.2

*	Others mainly include currencies such as the Russian rouble, Swiss franc, Australian dollars, South African rand, Thai baht and Korean won.

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

As at March 31, 2016, 2015 and 2014, financial liability of Rs. 221,171.2 million, Rs. 215,830.7 million and Rs. 223,225.2 million respectively, was subject to variable interest rates. Increase/decrease of 100 basis points in interest rates at the balance sheet date would result in an impact (decrease/increase in case of net income) of Rs. 2,211.7 million, Rs. 2,158.3 million and Rs. 2,232.3 million on income for the year ended March 31, 2016, 2015 and 2014, respectively.

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

The fair value of some of the Company’s investments in available-for-sale securities exposes the Company to equity price risks. In general, these securities are not held for trading purposes. These investments are subject to changes in the market price of securities. The fair value of available-for-sale equity securities as at March 31, 2016, 2015 and 2014, was Rs. 2,105.0 million, Rs. 2,106.1 million and Rs. 2,770.1 million, respectively. A 10% change in equity prices of available-for-sale securities held as at March 31, 2016, 2015 and 2014, would result in an impact of Rs. 210.5 million, Rs. 210.6 million and Rs. 277.0 million on equity, respectively.

The Company has investments in unquoted equity shares of Rs. 3,900.0 million as at March 31, 2016, Rs. 3,936.8 million as at March 31, 2015 and Rs.3,919.7 million as at March 31, 2014, the fair value of which cannot be reliably measured.

(Note: The impact is indicated on equity before consequential tax impact, if any).

(ii)	Credit risk

Credit risk is the risk of financial loss arising from counterparty failure to repay or service debt according to the contractual terms or obligations. Credit risk encompasses both the direct risk of default and the risk of deterioration of creditworthiness as well as concentration risks.

Financial instruments that are subject to concentrations of credit risk, principally consist of investments classified as loans and receivables, available-for-sale debt instruments, trade receivables, finance receivables, loans and advances and derivative financial instruments. None of the financial instruments of the Company result in material concentrations of credit risks.

Exposure to credit risk

The carrying amount of financial assets represents the maximum credit exposure. The maximum exposure to credit risk was Rs. 840,501.1 million as at March 31, 2016 and Rs. 771,304.7 million as at March 31, 2015, being the total of the carrying amount of balances with banks, short term deposits with banks, trade receivables, finance receivables, margin money and other financial assets excluding equity investments.

Financial assets that are neither past due nor impaired

None of the Company’s cash equivalents, including time deposits with banks, are past due or impaired. Regarding trade receivables and other receivables, and other loans or receivables that are neither impaired nor past due, there were no indications as at March 31, 2016, that defaults in payment obligations will occur.

Credit quality of financial assets and impairment loss

The ageing of trade receivables and finance receivables as of balance sheet date is given below. The age analysis have been considered from the due date.

	As at March 31,
	2016		2016		2016			2016		2016		2016			2015		2015		2015
Trade receivables	Gross		Allowance		Net			Gross		Allowance		Net			Gross		Allowance		Net
	(In millions)
Period (in months)
Not due	US$	1,667.5	US$	(1.3)	US$	1,666.2		Rs.	110,480.7	Rs.	(84.6)		Rs. 110,396.1		Rs.	115,072.2	Rs.	(90.9)		Rs. 114,981.3
Overdue up to 3 months		342.5		(41.1)		301.4			22,689.4		(2,722.8)		19,966.6			10,900.0		(280.8)		10,619.2
Overdue 3-6 months		63.5		(33.6)		29.9			4,209.9		(2,223.6)		1,986.3			2,582.2		(241.1)		2,341.1
Overdue more than 6 months		167.1		(110.7)		56.4	*		11,072.0		(7,335.3)		3,736.7	*		9,836.3		(6,783.6)		3,052.7	*

Total	US$	2,240.6	US$	(186.7)	US$	2,053.9		Rs.	148,452.0	Rs.	(12,366.3)	Rs.	136,085.7		Rs.	138,390.7	Rs.	(7,396.4)	Rs.	130,994.3

*	Trade receivables overdue more than six months include Rs. 2,300.2 million as at March 31, 2016 (Rs. 1,529.3 million as at March 31, 2015) outstanding from state government organizations in India, which are considered recoverable.

	As at March 31,
	2016		2016		2016		2016		2016		2016		2015		2015		2015
Finance receivables #	Gross		Allowance		Net		Gross		Allowance		Net		Gross		Allowance		Net
	(In millions)
Period (in months)
Not due*	US$	2,643.7	US$	(336.8)	US$	2,306.9	Rs.	175,158.4	Rs.	(22,314.2)		Rs.152,844.2	Rs.	175,045.5	Rs.	(31,130.5)		Rs. 143,915.0
Overdue up to 11 months		117.4		(8.7)		108.7		7,778.4		(578.7)		7,199.7		10,971.8		(1,329.9)		9,641.9
Overdue more than 11 months		370.8		(320.6)		50.2		24,564.9		(21,239.0)		3,325.9		18,552.6		(14,093.9)		4,458.7

Total	US$	3,131.9	US$	(666.1)	US$	2,465.8	Rs.	207,501.7	Rs.	(44,131.9)	Rs.	163,369.8	Rs.	204,569.9	Rs.	(46,554.3)	Rs.	158,015.6

*	Allowance in the “Not due” category includes allowance against installments pertaining to impaired finance receivables which have not yet fallen due.
#	Finance receivables originated in India.

(iii)	Liquidity risk

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

The table below provides details regarding the contractual maturities of financial liabilities, including estimated interest payments as at March 31, 2016:

	Carrying amount		Due in 1st Year		Due in 2nd Year		Due in 3rd to 5th Year		Due after 5th Year		Total contractual cash flows
			(In millions)
Financial liabilities
Accounts payable and acceptances	Rs.	653,177.7	Rs.	653,177.7	Rs.	—	Rs.	—	Rs.	—	Rs.	653,177.7	US$	9,858.5
Borrowings and interest thereon		702,025.1		222,386.4		65,389.1		326,287.0		230,694.2		844,756.7		12,750.1
Other financial liabilities		30,119.2		27,461.3		1,504.6		728.1		1,061.5		30,755.5		464.2
Derivative liabilities		142,264.3		70,489.9		66,625.7		43,921.7		72.9		181,110.2		2,733.5

Total	Rs.	1,527,586.3	Rs.	973,515.3	Rs.	133,519.4	Rs.	370,936.8	Rs.	231,828.6	Rs.	1,709,800.1	US$	25,806.3

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

	Carrying amount		Due in 1st Year		Due in 2nd Year		Due in 3rd to 5th Year		Total contractual cash flows
	(In millions)
Collateralized debt obligations	Rs.	400.7	Rs.	387.3	Rs.	28.4	Rs.	—	Rs.	415.7	US$	6.3

The table below provides details regarding the contractual maturities of financial liabilities, including estimated interest payments as at March 31, 2015:

	Carrying amount		Due in 1st Year		Due in 2nd Year		Due in 3rd to 5th Year		Due after 5th Year		Total contractual cash flows
	(In millions)
Financial liabilities
Accounts payable and acceptances	Rs.	610,150.9	Rs.	610,150.9	Rs.	—	Rs.	—	Rs.	—	Rs.	610,150.9
Borrowings and interest thereon		735,375.4		221,073.5		112,882.9		320,095.1		254,109.5		908,161.0
Other financial liabilities		23,618.6		19,881.5		2,015.5		1,589.2		807.5		24,293.7
Derivative liabilities		141,679.2		69,674.4		57,035.3		49,453.4		129.1		176,292.2

Total	Rs.	1,510,824.1	Rs.	920,780.3	Rs.	171,933.7	Rs.	371,137.7	Rs.	255,046.1	Rs.	1,718,897.8

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

	Carrying amount		Due in 1st Year		Due in 2nd Year		Due in 3rd to 5th Year		Total contractual cash flows
	(In millions)
Collateralized debt obligations	Rs.	6,168.0	Rs.	5,364.4	Rs.	1,065.6	Rs.	44.5	Rs.	6,474.5

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

Fair value of derivative financial instruments are determined using valuation techniques based on information derived from observable market data.

The fair value of derivative financial instruments is as follows:

	As at March 31,
	2016		2016		2015
	(In millions)
Foreign currency forward exchange contracts and options	US$	(1,629.8)	Rs.	(107,983.8)	Rs.	(118,472.2)
Commodity Derivatives		(145.3)		(9,628.1)		(3,890.1)
Others including interest rate and currency swaps		(17.5)		(1,162.7)		(57.4)

Total	US$	(1,792.6)	Rs.	(118,774.6)	Rs.	(122,419.7)

The gain/loss due to fluctuation in foreign currency exchange rates on derivative contract, recognized in the income statement was Rs. 16,849.0 million (loss), Rs. 11,419.2 million (loss), Rs. 16,281.7 million (gain) for the years ended March 31, 2016, 2015 and 2014, respectively.

The gain/loss on commodity derivative contracts, recognized in the income statement was Rs. 11,555.3 million (loss), Rs. 3,626.5 million (loss) and Rs. 1,797.5 million (loss) for the years ended March 31, 2016, 2015 and 2014, respectively.

In respect of the Company’s foreign currency forward and option contracts, a 10% depreciation/appreciation of the foreign currency underlying such contracts, would have resulted in an approximate gain/(loss) of (Rs. 174,283.9 million)/Rs. 161,493.3 million in the Company’s hedging reserve and an approximate gain of Rs. 9,028.8 million /Rs. 2,453.8 million respectively, in the Company’s income statement for the year ended March 31, 2016.

In respect of the Company’s foreign currency forward and option contracts, a 10% depreciation/appreciation of the foreign currency underlying such contracts, would have resulted in an approximate gain/(loss) of Rs. 123,345.3 million/ (Rs. 136,261.6 million) in the Company’s hedging reserve and an approximate gain/(loss) of Rs. 16,268.6 million/ (Rs. 8,972.4 million) respectively, in the Company’s income statement for the year ended March 31, 2015.

In respect of the Company’s foreign currency forward and option contracts, a 10% depreciation/appreciation of the foreign currency underlying such contracts, would have resulted in an approximate gain/(loss) of Rs. 70,591.0 million/(Rs. 85,882.5 million) in the Company’s hedging reserve and an approximate gain/(loss) of Rs. 4,904.8 million/(Rs. 2,981.4 million) respectively, in the Company’s income statement for the year ended March 31, 2014.

In respect of the Company’s commodity derivative contracts, a 10% depreciation/appreciation of all commodity prices underlying such contracts, would have resulted in an approximate gain/(loss) of Rs.4,963.5 million/ (Rs.4,963.5 million), an approximate gain/(loss) of Rs.5,127.1 million/ (Rs.5,127.1 million) and an approximate gain/(loss) of Rs.3,462.2 million/ (Rs.3,462.2 million), for the years ended March 31, 2016, 2015 and 2014 respectively.

Exposure to gain/loss on derivative instruments offset to some extent the exposure to foreign currency risk, interest rate risk as disclosed above.

(Note: The impact is indicated on the income/loss before tax basis).

36.	Collaterals

Inventory, trade receivables, finance receivables, other financial assets, property, plant and equipment with a carrying amount of Rs. 177,500.1 million and Rs. 210,565.9 million are pledged as collateral/security against the borrowings as at March 31, 2016 and 2015, respectively.

Fair value of collaterals over which the Company has taken possession and held as at March 31, 2016 and March 31, 2015, amounted to Rs. 660.6 million and Rs. 3,569.5 million, respectively. The collateral represents vehicles financed by the Company and the Company normally undertakes disposal of these vehicles through an auction process.

37.	Segment reporting

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

As at March 31, 2016, the automotive segment is bifurcated into the following:

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

	For the year ended/as at March 31, 2016
	Automotive and related activity
	Tata and other brand vehicles (including financing thereof)*		Jaguar Land Rover			Intra-segment eliminations		Total		Others		Inter-segment eliminations		Total
	(In millions)
Revenues:
External revenue	Rs.	490,273.9	Rs.	2,193,059.4		Rs.	—	Rs.	2,683,333.3	Rs.	14,088.7	Rs.	—	Rs.	2,697,422.0	US$	40,712.7
Inter-segment/intra-segment revenue		69.8		—			(75.7)		(5.9)		15,027.0		(15,021.1)		—		—

Total revenues	Rs.	490,343.7	Rs.	2,193,059.4		Rs.	(75.7)	Rs.	2,683,327.4	Rs.	29,115.7	Rs.	(15,021.1)	Rs.	2,697,422.0	US$	40,712.7

Earnings before other income, interest and tax		9,432.5		181,762.8	**		—		191,195.3		4,212.2		(738.7)		194,668.8		2,938.2
Share of profit/(loss) of equity accounted investees (net)		206.7		5,987.1			—		6,193.8		(419.1)		—		5,774.7		87.2
Reconciliation to net income:
Other income/(loss) (net)															3,135.6		47.3
Foreign exchange gain/(loss) (net)															(38,468.2)		(580.6)
Interest income															7,186.6		108.5
Interest expense (net)															(47,912.6)		(723.2)
Income tax expense															(27,512.7)		(415.3)

Net Income														Rs.	96,872.2	US$	1,462.1

Depreciation and amortization	Rs.	27,796.5	Rs.	139,597.6		Rs.	—	Rs.	167,394.1	Rs.	680.8	Rs.	—	Rs.	168,074.9	US$	2,536.7
Capital expenditure		39,064.7		266,777.2			—		305,841.9		1,243.1		(851.8)		306,233.2		4,622.0

Segment assets	Rs.	575,908.8	Rs.	1,578,129.2		Rs.	(100.0)	Rs.	2,153,938.0	Rs.	20,644.4	Rs.	(9,393.1)	Rs.	2,165,189.3	US$	32,679.6
Investment in equity accounted investees		3,730.5		32,380.7			—		36,111.2		1,528.3		—		37,639.5		568.1
Reconciliation to total assets:
Investments															198,417.4		2,994.8
Current and non-current income tax assets															14,123.8		213.2
Deferred income taxes															39,575.9		597.3
Other unallocated financial assets[1]															165,035.4		2,490.9

Total assets														Rs.	2,619,981.3	US$	39,543.9

Segment liabilities	Rs.	141,011.6	Rs.	809,817.7		Rs.	(100.0)	Rs.	950,729.3	Rs.	6,048.2	Rs.	(2,785.9)	Rs.	953,991.6	US$	14,398.8
Reconciliation to total liabilities:
Borrowings															692,367.8		10,450.1
Current income tax liabilities															7,250.5		109.5
Deferred income taxes															43,441.4		655.7
Other unallocated financial liabilities[2]															154,893.3		2,337.8

Total liabilities														Rs.	1,851,944.6	US$	27,951.9

*	Tata and other brand vehicles include Tata Daewoo and Fiat brand vehicles.
**	Includes provision for loss of inventory (net of insurance recoveries) of Rs. 16,383.9 million.
1.	Includes interest-bearing loans and deposits and accrued interest income.
2.	Includes interest accrued and other interest bearing liabilities.

	For the year ended/as at March 31, 2015
	Automotive and related activity
	Tata and other brand vehicles (including financing thereof)*		Jaguar Land Rover		Intra-segment eliminations		Total		Others		Inter-segment eliminations		Total
	(In millions)
Revenues:
External revenue	Rs.	446,636.4	Rs.	2,165,673.1	Rs.	—	Rs.	2,612,309.5	Rs.	12,955.7	Rs.	—	Rs.	2,625,265.2
Inter-segment/intra-segment revenue		581.5		—		(588.1)		(6.6)		14,196.5		(14,189.9)		—

Total revenues	Rs.	447,217.9	Rs.	2,165,673.1	Rs.	(588.1)	Rs.	2,612,302.9	Rs.	27,152.2	Rs.	(14,189.9)	Rs.	2,625,265.2

Earnings before other income, interest and tax		(29,831.3)		274,382.1		—		244,550.8		3,447.5		(1,377.9)		246,620.4
Share of profit/(loss) of equity accounted investees (net)		135.3		(1,122.9)		—		(987.6)		(760.7)		—		(1,748.3)
Reconciliation to net income:
Other income/(loss) (net)														11,508.4
Foreign exchange gain/(loss) (net)														(12,680.7)
Interest income														6,763.9
Interest expense (net)														(52,231.6)
Income tax expense														(69,149.7)

Net Income													Rs.	129,082.4

Depreciation and amortization	Rs.	30,871.3	Rs.	103,040.3	Rs.	—	Rs.	133,911.6	Rs.	584.2	Rs.	—	Rs.	134,495.8
Capital expenditure		34,416.2		302,087.8		—		336,504.0		737.1		(1,470.1)		335,771.0

Segment assets	Rs.	558,623.8	Rs.	1,402,756.6	Rs.	—	Rs.	1,961,380.4	Rs.	20,056.4	Rs.	(10,869.9)	Rs.	1,970,566.9
Investment in equity accounted investees		3,670.9		26,029.9		—		29,700.8		2,035.8		—		31,736.6
Reconciliation to total assets:
Investments														146,823.6
Current and non-current income tax assets														11,260.7
Deferred income taxes														40,478.8
Other unallocated financial assets[1]														144,776.8

Total assets													Rs.	2,345,643.4

Segment liabilities	Rs.	139,351.1	Rs.	750,707.3	Rs.	—	Rs.	890,058.4	Rs.	6,308.7	Rs.	(2,808.9)	Rs.	893,558.2
Reconciliation to total liabilities:
Borrowings														725,327.9
Current income tax liabilities														8,241.5
Deferred income taxes														23,466.8
Other unallocated financial liabilities[2]														155,697.2

Total liabilities													Rs.	1,806,291.6

*	Tata and other brand vehicles include Tata Daewoo and Fiat brand vehicles.
1.	Includes interest-bearing loans and deposits and accrued interest income.
2.	Includes interest accrued and other interest bearing liabilities.

	For the year ended March 31, 2014
	Automotive and related activity
	Tata and other brand vehicles (including financing thereof) *		Jaguar Land Rover		Intra-segment eliminations		Total		Others		Inter-segment eliminations		Total
	(In millions)
Revenues:
External revenue	Rs.	434,922.1	Rs.	1,894,589.8	Rs.	—	Rs.	2,329,511.9	Rs.	12,248.6	Rs.	—	Rs.	2,341,760.5
Inter-segment/intra-segment revenue		89.6		—		(20.0)		69.6		12,740.2		(12,809.8)		—

Total revenues	Rs.	435,011.7	Rs.	1,894,589.8	Rs.	(20.0)	Rs.	2,329,581.5	Rs.	24,988.8	Rs.	(12,809.8)	Rs.	2,341,760.5

Earnings before other income, interest and tax		(20,630.6)		228,026.6		—		207,396.0		2,633.9		(1,112.3)		208,917.6
Share of profit/(loss) of equity accounted investees (net)		211.6		(727.7)		—		(516.1)		(1,361.5)		—		(1,877.6)
Impairment in respect of an equity accounted investee		—		—		—		—		(8,033.7)		—		(8,033.7)
Reconciliation to net income:
Other income /(loss) (net)														7,732.6
Foreign exchange gain/(loss) (net)														19,104.2
Interest income														6,656.7
Interest expense (net)														(53,094.7)
Income tax expense														(48,226.5)

Net Income													Rs.	131,178.6

Depreciation and amortization	Rs.	25,046.5	Rs.	84,941.8	Rs.	—	Rs.	109,988.3	Rs.	474.3	Rs.	—	Rs.	110,462.6
Capital expenditure		37,806.0		235,384.1		—		273,190.1		819.6		(1,177.7)		272,832.0

*	Tata and other brand vehicles include Tata Daewoo and Fiat brand vehicles.

Entity-wide disclosures

Information concerning principal geographic areas is as follows:

Net sales to external customers by geographic area by location of customers:

	Year ended March 31,
	2016		2016		2015		2014
	(In millions)
India	US$	6,209.3	Rs.	411,399.2	Rs.	361,206.0	Rs.	364,590.6
United States of America		6,579.6		435,931.4		314,008.8		266,436.5
United Kingdom		6,767.6		448,389.3		351,527.1		290,161.9
Rest of Europe		6,264.0		415,022.1		317,302.7		292,377.8
China		7,461.5		494,358.9		758,085.1		656,138.0
Rest of the World		7,430.7		492,321.1		523,135.5		472,055.7

Total revenues	US$	40,712.7	Rs.	2,697,422.0	Rs.	2,625,265.2	Rs.	2,341,760.5

Non-current assets (Property, plant and equipment, Intangible assets, other non-current assets and Goodwill) by geographic area:

	As at March 31,
	2016		2016		2015
	(In millions)
India	US$	3,662.8	Rs.	242,677.7	Rs.	236,222.2
United States of America		53.5		3,544.7		3,381.0
United Kingdom		15,056.9		997,593.3		865,811.9
Rest of Europe		42.1		2,786.3		1,206.1
China		23.3		1,540.8		1,017.1
Rest of the World		471.0		31,210.1		18,436.3

Total	US$	19,309.6	Rs.	1,279,352.9	Rs.	1,126,074.6

Information about product revenues:

	Year ended March 31,
	2016		2016		2015		2014
	(In millions)
Tata and Fiat vehicles	US$	6,340.4	Rs.	420,080.7	Rs.	368,038.2	Rs.	356,514.0
Tata Daewoo commercial vehicles		720.6		47,742.3		55,015.5		47,532.3
Hispano buses and coaches		2.0		132.1		951.9		999.9
Finance revenues		336.9		22,318.8		22,630.8		29,875.9
Jaguar Land Rover vehicles		33,100.3		2,193,059.4		2,165,673.1		1,894,589.8
Others		212.5		14,088.7		12,955.7		12,248.6

Total revenues	US$	40,712.7	Rs.	2,697,422.0	Rs.	2,625,265.2	Rs.	2,341,760.5

38.	Related-party transactions

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

The following table summarizes related-party transactions and balances included in the consolidated financial statements for the year ended/as at March 31, 2016:

	Associates and its subsidiaries		Joint ventures		Joint operations		Tata Sons Ltd, its subsidiaries and joint ventures		Total		Total
	(In millions)
Purchase of products	Rs.	17,687.4	Rs.	—	Rs.	27,814.5	Rs.	674.0	Rs.	46,175.9	US$	696.9
Sale of products		2,123.8		31,051.5		5,971.2		7,566.8		46,713.3		705.1
Services received		96.4		8,427.0		1.2		18,503.6		27,028.2		407.9
Services rendered		218.5		6,263.5		79.7		1,123.1		7,684.8		116.0
Acceptances		—		—		—		29,018.0		29,018.0		438.0
Sale of Investments		—		—		—		71.5		71.5		1.1
Purchase of property, plant and equipment		114.5		—		—		9.2		123.7		1.9
Interest (income)/expense, dividend (income)/paid, (net)		(119.8)		—		(143.3)		376.3		113.2		1.7
Amounts receivable in respect of loans and interest thereon		1,600.0		—		1,917.8		353.4		3,871.2		58.4
Amounts payable in respect of loans and interest thereon		270.0		—		—		1,061.7		1,331.7		20.1
Trade and other receivables		222.7		6,737.1		—		4,545.2		11,505.0		173.6
Accounts payable		585.1		148.1		1,680.4		1,626.0		4,039.6		61.0
Loans given/repaid		—		—		—		1,250.0		1,250.0		18.9
Loans taken/repaid		3,450.0		—		—		9,181.3		12,631.3		190.6
Proceeds from issue of shares		—		—		—		19,667.6		19,667.6		296.8
Deposits receivable		—		—		—		30.0		30.0		0.5

The following table summarizes related-party transactions and balances included in the consolidated financial statements for the year ended/as at March 31, 2015:

	Associates and its subsidiaries		Joint ventures		Joint operations		Tata Sons Ltd, its subsidiaries and joint ventures		Total
	(In millions)
Purchase of products	Rs.	15,311.1	Rs.	—	Rs.	26,645.0	Rs.	648.9	Rs.	42,605.0
Sale of products		1,906.3		14,709.6		6,216.5		9,109.8		31,942.2
Services received		24.0		4,570.6		4.3		18,036.2		22,635.1
Services rendered		100.9		2,223.0		26.1		1,099.2		3,449.2
Acceptances		—		—		—		20,040.7		20,040.7
Purchase of property, plant and equipment		154.5		—		—		31.5		186.0
Interest (income)/expense, dividend (income)/paid, (net)		(106.1)		—		(97.9)		1,961.8		1,757.8
Amounts receivable in respect of loans and interest thereon		1,856.6		—		1,839.7		1,006.4		4,702.7
Amounts payable in respect of loans and interest thereon		34.9		—		—		78.1		113.0
Trade and other receivables		152.2		4,361.8		—		1,595.8		6,109.8
Accounts payable		764.9		46.5		1,436.8		3,358.7		5,606.9
Loans given/repaid		1,600.0		—		—		950.0		2,550.0
Purchase of unquoted equity shares		—		12,258.6		—		—		12,258.6
Loans taken/repaid		940.0		—		—		—		940.0
Deposits receivable		—		—		—		30.0		30.0

The following table summarizes related-party transactions and balances included in the consolidated financial statements for the year ended/as at March 31, 2014:

	Associates and its subsidiaries		Joint ventures		Joint operations		Tata Sons Ltd, its subsidiaries and joint ventures		Total
	(In millions)
Purchase of products	Rs.	13,275.6	Rs.	—	Rs.	21,597.7	Rs.	497.1	Rs.	35,370.4
Sale of products		1,828.6		32.8		5,553.2		10,642.4		18,057.0
Services received		98.6		3,691.2		2.0		10,858.2		14,650.0
Services rendered		124.5		2,510.1		58.0		929.0		3,621.6
Acceptances		—		—		—		16,015.4		16,015.4
Redemption/buy back of investments		—		96.2		—		—		96.2
Purchase of property, plant and equipment		—		—		—		8.0		8.0
Interest (income)/expense, dividend (income)/paid, (net)		(119.0)		—		(113.5)		1,556.6		1,324.1
Amounts receivable in respect of loans and interest thereon		1.1		—		1,733.0		89.7		1,823.8
Amounts payable in respect of loans and interest thereon*		160.0		—		—		289.4		449.4
Trade and other receivables		207.2		1,471.3		81.3		2,820.1		4,579.9
Accounts payable		715.2		49.2		1,749.1		2,268.3		4,781.8
Accounts payable (in respect of bills discounted)		—		—		—		1,359.8		1,359.8
Loans given/repaid		268.6		—		—		5.0		273.6
Purchase of unquoted equity shares		—		9,007.6		—		3.0		9,010.6
Loans taken/repaid		705.0		—		—		578.1		1,283.1
Deposits receivable		—		—		—		30.0		30.0

*	Amounts payable in respect of loans and interest consist of collateralized debt obligation for financial assets transferred to a related party that does not meet the derecognition criteria because of credit enhancement features.

Compensation of key management personnel:

	Year ended March 31,
	2016		2016			2015		2014
	(In millions)
Short-term benefits	US$	8.4	Rs.	557.8	^	Rs.	354.2	Rs.	417.6
Post-employment benefits*		1.7		112.0			208.2		95.3	#

^	Includes Rs. 46.1 million of managerial remuneration which is subject to the approval of Central Government of India and shareholders of Tata Motors Limited.
*	Excludes provision for encashable leave and gratuity for certain key management personnels as a separate actuarial valuation is not available.
#	Excludes statutory dues paid on the demise of Mr. Karl Slym to his legal heirs namely social security benefit and gratuity, aggregating Rs. 24.1 million for the year ended March 31, 2014.

Other transactions with key management personnel:

	Year ended March 31,
	2016		2016		2015		2014
	(In millions)
Issue of shares pursuant to rights issue	US$	—	Rs.	0.8	Rs.	—	Rs.	—
Sale of products		0.2		11.0		—		—

Refer note 32 for information on transactions with post-employment benefit plans.

39.	Earnings per share (“EPS”)

	Net income attributable to shareholders of Tata Motors Limited (In millions)		Weighted average shares (Nos.)	Earnings per share
For the year ended March 31, 2016:
Ordinary Shares
Basic net earnings per share	Rs.	81,481.3	2,873,188,838	Rs.	28.4
	US$	1,229.9		US$	0.4
Effect of shares kept in abeyance	Rs.	(3.6)	621,045	Rs.	(5.8)
	US$	(0.1)		US$	(0.1)
Diluted earnings per share	Rs.	81,477.7	2,873,809,883	Rs.	28.4
	US$	1,229.8		US$	0.4
‘A’ Ordinary Shares
Basic net earnings per share	Rs.	14,402.1	506,063,234	Rs.	28.5
	US$	217.3		US$	0.4
Effect of shares kept in abeyance	Rs.	3.6	257,745	Rs.	14.0
	US$	0.1		US$	0.2
Diluted earnings per share	Rs.	14,405.7	506,320,979	Rs.	28.5
	US$	217.4		US$	0.4
For the year ended March 31, 2015:[1]
Ordinary Shares
Basic net earnings per share	Rs.	109,024.7	2,765,339,619	Rs.	39.4
Effect of shares kept in abeyance	Rs.	(5.2)	484,470	Rs.	(10.7)
Diluted earnings per share	Rs.	109,019.5	2,765,824,089	Rs.	39.4
‘A’ Ordinary Shares
Basic net earnings per share	Rs.	19,266.5	487,445,041	Rs.	39.5
Effect of shares kept in abeyance	Rs.	5.2	239,570	Rs.	21.7
Diluted earnings per share	Rs.	19,271.7	487,684,611	Rs.	39.5
For the year ended March 31, 2014:[1]
Ordinary Shares
Basic net earnings per share	Rs.	111,060.8	2,760,961,457	Rs.	40.2
Effect of shares kept in abeyance	Rs.	(5.4)	489,261	Rs.	(11.0)
Diluted earnings per share	Rs.	111,055.4	2,761,450,718	Rs.	40.2
‘A’ Ordinary Shares
Basic net earnings per share	Rs.	19,656.3	487,440,271	Rs.	40.3
Effect of shares kept in abeyance	Rs.	5.4	244,287	Rs.	22.1
Diluted earnings per share	Rs.	19,661.7	487,684,558	Rs.	40.3

‘A’ Ordinary shareholders are entitled to receive dividend at 5 percentage points more than the aggregate rate of dividend determined by the Company on Ordinary shares for the financial year.

[1]

Basic and diluted earnings per share for the year ended March 31, 2015 and 2014 have been retrospectively adjusted for the bonus element in respect of the rights issue as described in note 25 of the consolidated financial statements.

Schedule 1

Condensed financial information of Tata Motors Limited (“Parent Company”) on a standalone basis

A.	Balance Sheet

	As at March 31,
	2016		2016		2015
	(In millions)
EQUITY AND LIABILITIES
Shareholders’ funds:
Share Capital	US$	102.5	Rs.	6,791.8	Rs.	6,437.8
Reserves and surplus		3,273.5		216,889.0		142,188.1

Total shareholders’ funds		3,376.0		223,680.8		148,625.9

Non-current liabilities:
Long-term borrowings		1,613.2		106,879.4		123,189.6
Other long-term liabilities		31.7		2,101.2		2,868.0
Long-term provisions		212.7		14,090.5		21,041.9

Total non-current liabilities		1,857.6		123,071.1		147,099.5

Current liabilities:
Short-term borrowings		505.9		33,517.4		77,620.1
Trade payables		1,345.8		89,166.0		88,526.5
Other current liabilities		644.1		42,672.3		31,428.8
Short-term provisions		183.4		12,154.9		6,130.9

Total current liabilities		2,679.2		177,510.6		203,706.3

Total liabilities		4,536.8		300,581.7		350,805.8

Total equity and liabilities	US$	7,912.8	Rs.	524,262.5	Rs.	499,431.7

ASSETS:
Non-current assets:
Fixed assets
Tangible assets		1,849.3		122,527.8		122,605.0
Intangible assets		530.0		35,111.9		35,227.3
Capital work-in-progress		221.8		14,697.1		13,499.5
Intangible assets under development		756.4		50,111.8		46,908.4

		3,357.5		222,448.6		218,240.2
Non-current investments		2,562.1		169,754.6		169,669.5
Long-term loans and advances		356.7		23,632.2		24,035.6
Other non-current assets		20.7		1,368.0		1,756.7

Total non-current assets		6,297.0		417,203.4		413,702.0

Current assets:
Current investments		262.0		17,360.0		202.2
Inventories		739.9		49,022.0		48,020.8
Trade receivables		236.7		15,684.6		11,144.8
Cash and bank balances		68.2		4,520.8		9,447.5
Short-term loans and advances		270.8		17,943.2		15,744.1
Other current assets		38.2		2,528.5		1,170.3

Total current assets		1,615.8		107,059.1		85,729.7

Total assets	US$	7,912.8	Rs.	524,262.5	Rs.	499,431.7

B.	Statement of Profit and Loss

	Year ended March 31,
	2016		2016		2015		2014
	(In millions)
Revenue from operations	US$	7,040.5	Rs.	466,466.7	Rs.	395,312.3	Rs.	377,580.0
Less: Excise duty		(645.5)		(42,768.5)		(32,296.0)		(34,698.9)

Net revenue from operations		6,395.0		423,698.2		363,016.3		342,881.1
Other income		321.9		21,329.2		18,814.1		38,330.3

Total revenues		6,716.9		445,027.4		381,830.4		381,211.4

Expenses:
Cost of materials consumed		3,669.6		243,130.8		221,552.3		204,928.7
Purchase of products for sale		793.8		52,592.7		57,652.4		50,498.2
Changes in inventories of finished goods, work-in-progress and products for sale		3.5		229.4		(8,788.2)		3,717.2
Employee cost/benefits expense		456.8		30,267.5		30,914.6		28,776.9
Finance cost		223.5		14,811.1		16,116.8		13,531.8
Depreciation and amortization expense		370.3		24,537.5		26,032.2		20,703.0
Product development expense/Engineering expenses		64.1		4,246.1		4,374.7		4,287.4
Other expenses		1,213.8		80,418.1		80,872.8		69,718.7
Expenditure transferred to capital and other accounts		(156.1)		(10,341.8)		(11,187.5)		(10,091.1)

Total expenses		6,639.3		439,891.4		417,540.1		386,070.8

Profit/(Loss) before exceptional items, extraordinary items and tax		77.6		5,136.0		(35,709.7)		(4,859.4)
Exceptional items :
Exchange loss (net) including on revaluation of foreign currency borrowings, deposits and loans		13.8		913.7		3,205.0		2,730.6
Provision for investment and costs associated with closure of operations of a subsidiary		14.8		978.6		—		2,020.0
Diminution in the value of investment in a subsidiary		—		—		—		175.2
Employee separation cost		1.5		100.4		832.5		472.8
Impairment of capitalised fixed assets		24.7		1,639.4		—		—

		54.8		3,632.1		4,037.5		5,398.6

Profit/(Loss) before extraordinary items and tax		22.8		1,503.9		(39,747.2)		(10,258.0)
Extraordinary items		—		—		—		—

Profit/(Loss) before tax from continuing operations		22.8		1,503.9		(39,747.2)		(10,258.0)
Tax expenses/(credit)(net)		(12.7)		(838.4)		7,642.3		(13,603.2)

Profit/(Loss) after tax for the year from continuing operations	US$	35.5	Rs.	2,342.3	Rs.	(47,389.5)	Rs.	3,345.2

C.	Statements of Cash Flows

	Year ended March 31,
	2016		2016		2015		2014
	(In millions)
Cash flows from operating activities:
Profit/(loss) after tax	US$	35.5	Rs.	2,342.3	Rs.	(47,389.5)	Rs.	3,345.2
Adjustments for:
Depreciation and amortization expense		370.3		24,537.5		26,032.2		20,703.0
Lease equalization adjusted in income		—		—		(22.7)		(45.2)
Impairment of capitalised fixed assets		24.7		1,639.4		—		—
Provision/(reversal) for dimunition in value of investments		—		—		—		175.2
Provision for investments and costs associated with closure of operations of a subsidiary		14.8		978.6		—		2,020.0
Provision for doubtful trade receivable and advances		12.6		836.1		1,316.4		3,760.3
(Profit)/loss on sale of assets (net), including assets scrapped/written off		57.7		3,822.6		3,095.7		202.9
Tax expenses/(credit) (net)		(12.7)		(838.4)		7,642.3		(13,603.2)
Profit on sale of occupancy rights		—		—		(366.0)		—
Profit on sale of investments (net)		(121.4)		(8,042.2)		(804.8)		(20,523.3)
Exchange differences (net)		1.2		84.6		2,709.3		2,769.0
Interest/Dividend (net)		23.0		1,524.1		(1,892.5)		(4,431.8)

Operating profit/(loss) before working capital changes		405.7		26,884.6		(9,679.6)		(5,627.9)
Trade receivables		(81.1)		(5,375.9)		(212.2)		3,657.6
Finance receivables		3.1		205.7		13.8		150.0
Other current and non-current assets		8.6		567.6		(6,070.7)		9.2
Inventories		(15.1)		(1,001.2)		(9,395.5)		5,925.0
Trade payable and acceptances		9.7		639.5		(8,432.2)		12,128.3
Other current and non-current liabilities		50.3		3,334.4		1,146.8		2,492.5
Provisions		(31.7)		(2,103.0)		7,779.0		6,460.5

Cash generated from/(used in) operations		349.5		23,151.7		(24,850.6)		25,195.2
Income taxes (paid)/credit (net)		4.7		310.1		(776.1)		(560.6)

Net cash from/(used in) operating activities		354.2		23,461.8		(25,626.7)		24,634.6

Cash flows from investing activities:
Fixed/restricted deposits with scheduled banks made		(831.8)		(55,112.9)		(5,052.8)		(5,301.5)
Fixed/restricted deposits with scheduled banks realized		808.1		53,537.4		4,498.5		7,604.0
Fixed deposit with financial institution made		(297.0)		(19,680.0)		(2,000.0)		(2,000.0)
Fixed deposit with financial institution realized		297.0		19,680.0		2,000.0		2,000.0
Realization of loans to associates and subsidiaries		—		—		—		2,978.3
Investment in subsidiary companies		(9.1)		(599.8)		(1,105.6)		(4,431.8)
Investment in associate companies		—		—		(1,590.0)		—
Investment in mutual fund (purchased)/sold (net)		(251.8)		(16,685.1)		669.8		4,456.3
Loans to associates and subsidiaries		(11.8)		(779.7)		—		(1,462.8)
Loan given to others		(0.1)		(7.5)		—		—
Sale/redemption of investments in subsidiary companies		112.7		7,469.0		18,039.0		39,784.8
Advance towards investment in subsidiary companies		(11.0)		(731.1)		(260.8)		(1,351.5)
Redemption of investments in other companies		12.8		850.5		—		—

	Year ended March 31,
	2016		2016		2015		2014
	(In millions)
Realisation of margin money/cash collateral	US$	—	Rs.	0.1	Rs.	1.0	Rs.	—
Investments in joint venture		—		—		—		(3,250.0)
(Increase)/decrease in short term inter-corporate deposits		(5.3)		(350.0)		(50.0)		(400.0)
Interest received		35.9		2,381.5		801.3		1,817.0
Dividend received		158.7		10,514.6		16,984.8		16,026.8
Payments for fixed assets		(453.4)		(30,041.5)		(27,309.4)		(31,054.2)
Proceeds from sale of fixed assets		3.3		221.7		245.2		113.7
Sale of occupancy rights		1.1		73.2		146.4		—
Net cash (used in)/from investing activities		(441.7)		(29,259.6)		6,017.4		25,529.1

Cash flows from financing activities:
Proceeds from Rights issue of shares (net of issue expenses)		1,121.9		74,332.2		—		—
Brokerage and other expenses/refund on non-convertible debentures (NCD)		0.4		28.4		(479.5)		(875.4)
Proceeds from issue of shares held in abeyance		—		—		—		0.9
Expenses on foreign currency convertible notes (FCCN)/convertible alternative reference securities (CARS) conversion		—		—		—		(3.5)
Dividends paid (including dividend distribution tax)		(0.4)		(28.5)		(6,487.4)		(6,488.1)
Interest paid [including discounting charges paid, Rs. 3,644.7 million (2014-15 Rs. 4,341.6 million and 2013-14 Rs. 3,737.8 million)]		(303.8)		(20,128.7)		(18,449.3)		(17,499.0)
Premium paid on redemption of non-convertible debentures (NCD)		—		—		(7,441.9)		(6,580.5)
Repayment of fixed deposits		(0.4)		(27.4)		(93.1)		(3,621.9)
Proceeds from short-term borrowings		470.6		31,182.5		50,057.9		85,480.0
Repayment of short-term borrowings		(748.2)		(49,569.1)		(66,709.1)		(86,798.6)
Net change in other short-term borrowing (with maturity up to three months)		(381.8)		(25,296.0)		46,202.0		(14,734.1)
Proceeds from long-term borrowings		11.0		731.6		78,112.3		23,105.9
Repayments of long-term borrowings		(180.2)		(11,936.4)		(48,396.6)		(22,323.8)

Net cash (used in)/from financing activities		(10.9)		(711.4)		26,315.3		(50,338.1)

Net increase/(decrease) in cash and cash equivalents		(98.2)		(6,509.2)		6,706.0		(174.4)
Cash and cash equivalents as at April 01, (opening balance)		130.1		8,619.5		1,986.8		2,055.7
Exchange fluctuation on foreign currency bank balances		0.1		7.1		(73.3)		105.5

Cash and cash equivalents as at March 31, (closing balance)	US$	32.0	Rs.	2,117.4	Rs.	8,619.5	Rs.	1,986.8

Non-cash transactions:
FCCN/CARS converted to Ordinary shares	US$	—	Rs.	—	Rs.	—	Rs.	4,133.4

D.	Supplementary information of Tata Motors Limited (“Parent Company”) prepared in accordance with Indian GAAP

The Parent Company’s long-term debt consists of the following:

	As at March 31,
	2016		2016		2015
	(In millions)
Non-convertible debentures	US$	837.7	Rs.	55,500.0	Rs.	66,000.0
Buyers credit from banks at floating interest rate		217.6		14,418.0		15,792.4
Term Loans from others		83.4		5,526.6		4,795.0
Senior notes		750.0		49,689.4		46,875.0
Others		3.3		221.1		261.6

Total		1,892.0		125,355.1		133,724.0
Less: current portion		278.9		18,475.7		10,534.4

Long-term debt	US$	1,613.1	Rs.	106,879.4	Rs.	123,189.6

The table below provides details regarding the contractual maturities of long-term debt:

	As at March 31,
	2016		2016		2015
	(In millions)
Due in 1st Year	US$	278.9	Rs.	18,475.7	Rs.	10,534.4
Due in 2nd Year		115.0		7,622.4		18,449.8
Due in 3rd to 5th Year		847.7		56,167.3		24,069.8
Due after 5th Year		650.4		43,089.7		80,670.0

Total	US$	1,892.0	Rs.	125,355.1	Rs.	133,724.0

E.	Significant accounting policies

(a)	Basis of preparation

The financial statements of the Parent Company have been prepared under the historical cost convention on an accrual basis of accounting in accordance with the Generally Accepted Accounting Principles in India to comply with the Accounting Standards prescribed under Section 133 of the Companies Act, 2013 and relevant provisions of the Companies Act, 2013 (“the 2013 Act”).

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

The Parent Company recognises revenues on the sale of products, net of discounts and sales incentives, when the products are delivered to the dealer / customer or when delivered to the carrier for export sales, which is when risks and rewards of ownership pass to the dealer / customer.

Sales include income from services and exchange fluctuations relating to export receivables. Sales include export and other recurring and non-recurring incentives from the Government at the national and state levels. Sale of products is presented gross of excise duty where applicable, and net of other indirect taxes.

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

(d)	Depreciation and amortization

(i)	Depreciation is provided on the Straight Line Method (SLM) over the estimated useful lives of the assets considering the nature, estimated usage, operating conditions, past history of replacement, anticipated technological changes, manufacturers warranties and maintenance support. Taking into account these factors, the Parent Company has decided to retain the useful life hitherto adopted for various categories of fixed assets, which are different from those prescribed in Schedule II of the Act. Estimated useful lives of assets are as follows :

Type of Asset	Estimated useful life
• Leasehold land	Amortized over the period of the lease
• Buildings, roads, bridges and culverts	4 to 60 years
• Plant, machinery and equipment	8 to 20 years
• Computers and other IT assets	4 to 6 years
• Vehicles	4 to 10 years
• Furniture, fixture and office appliances	5 to 15 years
• Technical know-how	5 to 6 years
• Computer software	4 years
• Water system and sanitation	20 years
• Assets taken on lease are amortised over the period of lease	10 years

(ii)	Product development costs are amortised over a period of upto 120 months for New Generation vehicles and powertrains on the basis of higher of the volumes between planned and actuals and on a straight line method over a period of 36 months for Vehicle Variants, Derivatives and other Regulatory Projects.

(iii)	In respect of assets whose useful life has been revised, the unamortised depreciable amount has been charged over the revised remaining useful life.

(iv)	Depreciation is not recorded on capital work-in-progress until construction and installation are complete and asset is ready for its intended use.

(v)	Capital assets, the ownership of which does not vest with the Parent Company, other than leased assets, are depreciated over the estimated period of their utility or five years, whichever is less.

(e)	Fixed assets

(i)	Fixed assets are stated at cost of acquisition or construction less accumulated depreciation / amortization and accumulated impairment, if any.

(ii)	Product development cost incurred on new vehicle platforms, engines, transmission and new products are recognised as fixed assets, when feasibility has been established, the Parent Company has committed technical, financial and other resources to complete the development and it is probable that the asset will generate probable future benefits.

(iii)	Cost includes purchase price, taxes and duties, labour cost and directly attributable overhead expenditure for self constructed assets incurred up to the date the asset is ready for its intended use. Borrowing cost incurred for qualifying assets is capitalised up to the date the asset is ready for intended use, based on borrowings incurred specifically for financing the asset or the weighted average rate of all other borrowings, if no specific borrowings have been incurred for the asset. The cost of acquisition is further adjusted for exchange differences relating to long term foreign currency borrowings attributable to the acquisition of depreciable asset w.e.f. April 1, 2007.

(iv)	Tangible assets and Software not exceeding ₹25,000, and product development costs relating to minor product enhancements, facelifts and upgrades, are charged off to the Statement of Profit and Loss as and when incurred.

(f)	Impairment

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

As of March 31, 2016 none of the fixed assets were considered impaired.

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

Leases other than finance lease, are operating leases, and the leased assets are not recognized on the Parent Company’s Balance Sheet. Payments / rental income under operating leases are recognized in the Statement of Profit and Loss on a straight-line basis over the term of the lease.

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

If the forecasted transaction is no longer expected to occur, the net cumulative gain or loss recognised in hedging reserve account is immediately transferred to the Profit and Loss Statement. Foreign currency options and other derivatives are stated at fair value as at the year end with changes in fair value recognized in the Statement of Profit and Loss.

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

(j)	Inventories

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

(k)	Employee benefits

(i)	Gratuity

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

During the year 2014-15, the employees covered by this plan were given a one time option to exit from the plan prospectively. Further, the employees who opted for exit were given a one time option to withdraw accumulated balances from the superannuation plan.

The Parent Company maintains a separate irrevocable trust for employees covered and entitled to benefits. The Parent Company contributes up to 15% or Rs.1,00,000, whichever is lower, of the eligible employees’ salary to the trust every year. The Parent Company recognizes such contributions as an expense when incurred. The Parent Company has no further obligation beyond this contribution.

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

(l)	Investments

Long-term investments are stated at cost less other than temporary diminution in value, if any. Current investments are stated at lower of cost and fair value. Fair value of investments in mutual funds are determined on a portfolio basis.

(m)	Income taxes

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

(n)	Borrowing costs

Fees towards structuring/arrangements and underwriting and other incidental costs incurred in connection with borrowings are amortized over the period of the loan.

(o)	Liabilities and contingent liabilities

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

(p)	Business segments

The Parent Company is engaged mainly in the business of automobile products consisting of all types of commercial and passenger vehicles including financing of the vehicles sold by the Parent Company. These, in the context of Accounting Standard 17 on Segment Reporting are considered to constitute one single primary segment. Furthermore, there is no reportable secondary segment i.e. Geographical Segment.

F. Reconciliation from Indian GAAP to Consolidated IFRS net income

		Year ended March 31,
	Notes	2016		2016		2015		2014
		(In millions)
Net income as per Indian GAAP parent only financial statements		US$	35.5	Rs.	2,342.3	Rs.	(47,389.5)	Rs.	3,345.2
IFRS adjustments to parent only financial statements (net of consequential tax impact):
Foreign currency convertible notes – conversion options and interest thereon	[a]		—		—		—		(1,170.2)
Gain on fair value of below market interest loan (net of effective interest rate adjustment)	[b]		7.6		508.1		434.1		2,107.9
Reversal of exchange gain/(loss) accumulated in foreign currency monetary item translation difference account	[c]		(12.5)		(825.0)		1,862.9		137.7
Property, plant and equipment and intangible assets:	[d]
(i) Foreign exchange (net of depreciation)			(2.7)		(178.7)		(904.1)		(1,073.5)
(ii) Pre-operative expenses (net of depreciation)			0.3		19.6		20.4		20.4
(iii) Interest capitalized (net of depreciation)			0.7		46.7		(175.2)		(75.4)
Interest including debt issue (expenses)/refund	[e]		0.4		28.4		(2,073.6)		(4,121.6)
Others (net)			(7.3)		(482.2)		708.9		65.3

Total IFRS adjustments to parent only financial statements			(13.5)		(883.1)		(126.6)		(4,109.4)

Net income as per IFRS parent only financial statements		US$	22.0	Rs.	1,459.2	Rs.	(47,516.1)	Rs.	(764.2)
Share of net income of subsidiaries and joint operations			1,355.3		89,792.5		178,500.2		141,998.6
Share of net income/(loss) and impairment of equity accounted investees			84.8		5,620.5		(1,901.7)		(10,055.8)

Net income as per consolidated income statement under IFRS		US$	1,462.1	Rs.	96,872.2	Rs.	129,082.4	Rs.	131,178.6

G. Reconciliation from Indian GAAP to Consolidated IFRS total comprehensive income

		Year ended March 31,
	Notes	2016		2016		2015		2014
		(In millions)
Net income as per consolidated income statement under IFRS		US$	1,462.1	Rs.	96,872.2	Rs.	129,082.4	Rs.	131,178.6
IFRS adjustments to parent only financial statements (net of consequential tax impact):
Fair value gain/(loss) on available-for-sale investments	[g]		1.5		101.6		(331.2)		294.2
Others (net)			1.0		65.2		(222.3)		(53.2)

Total IFRS adjustments to parent only financial statements		US$	2.5	Rs.	166.8	Rs.	(553.5)	Rs.	241.0
Share of other comprehensive income/(loss) of subsidiaries and joint operations			876.7		58,088.0		(214,809.1)		124,511.4
Share of other comprehensive income of equity accounted investees			4.3		282.4		1,143.0		430.0

Consolidated other comprehensive income/(loss) for the year under IFRS			883.5		58,537.2		(214,219.6)		125,182.4

Consolidated total comprehensive income/(loss) for the year under IFRS		US$	2,345.6	Rs.	155,409.4	Rs.	(85,137.2)	Rs.	256,361.0

H. Reconciliation from Indian GAAP to Consolidated IFRS total shareholders equity

		Year ended March 31,
	Notes	2016		2016		2015
		(In millions)
Shareholders’ equity as per Indian GAAP parent only financial statements		US$	3,376.0	Rs.	223,680.8	Rs.	148,625.9
IFRS adjustments to parent only financial statements (net of consequential tax impact):
Gain on fair value of below market interest loan	[b]		67.6		4,477.9		3,969.8
Property, plant and equipment and intangible assets:	[c],[d]
(i) Foreign exchange (net of depreciation)			(85.5)		(5,665.8)		(5,487.1)
(ii) Pre-operative expenses (net of depreciation)			(4.8)		(316.3)		(335.9)
(iii) Interest capitalized (net of depreciation)			19.3		1,279.6		1,232.9
Dividend	[f]		11.0		730.0		—
Fair value losses on available-for-sale investments	[g]		(13.8)		(916.1)		(1,017.7)
Others (net)			7.3		481.5		805.5

Total IFRS adjustments to parent only financial statements			1.1		70.8		(832.5)

Shareholders’ equity as per IFRS parent only financial statements		US$	3,377.1	Rs.	223,751.6	Rs.	147,793.4
Share of equity of subsidiaries and joint operations			8,103.8		536,923.6		390,099.8
Share of retained earnings and fair value adjustment of equity accounted investees			111.1		7,361.5		1,458.6

Shareholders’ equity as per Consolidated IFRS balance sheet under IFRS		US$	11,592.0	Rs.	768,036.7	Rs.	539,351.8

I. Notes to reconciliation between Indian GAAP to IFRS

[a]	Foreign currency convertible notes

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

Under IFRS, redemption premium and debt issue expenses are recognized as interest cost over the life of the debt instrument/borrowing using the effective interest method.

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

Under Indian GAAP, investments are classified into current and long-term investments. Current investments are carried at a lower of cost or market value, while long-term investments are carried at cost less any impairment that is other than temporary.

Notes to Schedule 1

Schedule 1 has been provided pursuant to the requirements of Rule 12-04 (a) of Regulation S-X, which requires condensed financial information as to financial position, cash flows and results of operations of the Parent Company as of the same dates and for the same periods for which audited consolidated financial statements have been presented because restricted net assets of the consolidated subsidiaries exceed 25% of the consolidated net assets as at March 31, 2016.

As at March 31, 2016 and 2015, Rs.432,888.7 million and Rs.344,346.3 million respectively, of restricted net assets were not available for distribution.

Basis of preparation:

The separate condensed financial information of Tata Motors Limited on a standalone basis (parent only) has been presented in accordance with generally accepted accounting principles in India “Indian GAAP” and includes a reconciliation of shareholders’ equity, net income and total comprehensive income to the consolidated financial statements prepared under IFRS.

There are no material differences between Indian GAAP and IFRS as it relates to the separate cash flow statement of Tata Motors Limited on a standalone basis.

Tata Motors Limited maintains its accounting records under Indian GAAP and does not provide separate financial information using IFRS on a standalone basis for any other purpose.

During the years ended March 31, 2016, 2015 and 2014, cash dividends amounting to Rs.10,298.8 million, Rs.16,538.2 million and Rs.15,884.0 million were paid to the Parent Company by its subsidiaries, joint operations and equity accounted investees, respectively.