Form 20-F
period 2017-03-31
TATA MOTORS LTD/FI
filed 2017-07-28
CIK 926042

As filed with the Securities and Exchange Commission on July 28, 2017

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the Fiscal year ended March 31, 2017

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

(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report. — 2,887,348,428 Ordinary Shares and 508,502,291 ‘A’ Ordinary Shares, including 530,496,280 Ordinary Shares represented by 106,095,104 American Depositary Shares, or ADSs, outstanding as at March 31, 2017. Each ADS represents five (5) Ordinary Shares as at March 31, 2017.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.    ☒  Yes    ☐  No

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.    ☐  Yes    ☒  No

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.    ☒  Yes    ☐  No

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).    N/A

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer  ☒    Accelerated filer  ☐    Non-accelerated filer  ☐    Emerging growth company  ☐

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards1 provided pursuant to Section 13(a) of the Exchange Act.    N/A

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

*	Not for trading, but only in connection with listed American Depositary Shares, each representing five Ordinary Shares.

[1]	The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

In this annual report on Form 20-F:

•	References to “we”, “our” and “us” are to Tata Motors Limited and its consolidated subsidiaries, except as the context otherwise requires;

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

•

References to “Indian GAAP” are to accounting principles generally accepted in India; references to “IFRS” are to International Financial Reporting Standards and its interpretations as issued by International Accounting Standards Board; and references to “IndAS” are to Indian Accounting Standards;

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

•	References to a particular “Fiscal” year, such as “Fiscal 2017”, are to our Fiscal year ended on March 31 of that year;

•	“Millimeters” or “mm” are equal to 1/1000 of a meter. A meter is equal to approximately 39.37 inches and a millimeter is equal to approximately 0.039 inch;

•	“Kilograms” or “kg” are each equal to approximately 2.2 pounds, and “metric tons” or “tons” are equal to 1,000 kilograms or approximately 2,200 pounds;

•	“Liters” are equivalent to 61.02 cubic inches of volume, or approximately 1.057 U.S. quarts of liquid measure;

•	“Revenue” refers to Total Revenue net of excise duty unless stated otherwise;

•	“Companies Act” refers to the Indian Companies Act, 2013, unless stated otherwise; and

•	Figures in tables may not add up to totals due to rounding.

i

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

Non-IFRS Measures

We use the following non-IFRS performance indicators to monitor financial performance.

Earnings before other income, interest and tax

Earnings before other income, interest and tax is measured as net income add income tax expense, interest expense (net) and foreign exchange loss and less other income and interest income. It is monitored by management for the purposes of performance of income earned by our operations. Earnings before other income, interest and tax is presented because management believes this gives earnings earned by the business of the Company. Reconciliation of our consolidated earnings before other income, interest and tax to our consolidated net income is provided in Item 5.A “—Operating Results —Overview”.

Free Cash Flow

Free cash flow is measured as cash flow from operating activities, less payments for property, plant and equipment and intangible assets. It is monitored by management for the purposes of quantifying ongoing needs for investments in plant and machinery, products and technologies. Free cash flow is presented because management believes this provides investors with a relevant measure of cash available to address our debts, pay dividends and fund capital expenditures and other strategic initiatives. Reconciliation of our free cash flow to cash flow from operating activites is provided in Item 5.A “—Operating Results —Overview”.

Ratio of Net Debt to Shareholders’ Equity

Ratio of net debt to shareholders’ equity is measured as (Total debt less cash and cash equivalent and mutual funds) divided by equity (including minority interest). It is monitored by management because it helps assess our debt commitments. Ratio of net debt to shareholders’ equity is presented because management believes it is a relevant financial measure for investors to understand the leverage employed in our operations and of our ability to obtain financing. Reconciliation of our ratio of net debt to shareholders’ equity is provided in Item 5.A “—Operating Results —Overview”.

The non-IFRS measures used herein should not be considered in isolation and are not measures of our financial performance or liquidity under IFRS. They may not be indicative of our results of operations, and should not be construed as alternatives for any IFRS measures. Additionally, the non-IFRS measures may not be comparable to other similarly titled measures used by other companies.

v

PART I

Item 1.	Identity of Directors, Senior Management and Advisers

A. Directors and Senior Management

Not applicable.

B. Advisers

Not applicable.

C. Auditors

Not applicable.

Item 2.	Offer Statistics and Expected Timetable

A. Offer Statistics

Not applicable.

B. Method and Expected Timetable

Not applicable.

Item 3.	Key Information

A. Selected Financial Data

The following tables set forth selected financial data including selected historical financial information as at and for each of the Fiscal years ended March 31, 2017, 2016, 2015, 2014 and 2013 in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board, or IFRS.

The selected IFRS consolidated financial data as at March 31, 2017 and 2016 and for each of Fiscal 2017, 2016 and 2015 are derived from our audited IFRS consolidated financial statements included in this annual report on Form 20-F. The selected IFRS consolidated financial data as at March 31, 2015, 2014 and 2013 and for Fiscal 2014 and 2013 are derived from our audited IFRS consolidated financial statements not included in this annual report on Form 20-F. We adopted several new and amended standards issued by the IASB with effect from April 1, 2013. As described in Note 2(v) of our annual report on Form 20-F for Fiscal 2014, the financial data for Fiscal 2013 has been retrospectively adjusted. These retrospective adjustments resulted in decreases in net income by Rs.26.5 million for Fiscal 2013. The decrease in net income resulted in a corresponding decrease in other comprehensive income.

You should read our selected financial data in conjunction with Item 5 “—Operating and Financial Review and Prospects.”

Selected Financial Data Prepared in Accordance with IFRS

	Year ended March 31,
	2017	2017	2016	2015	2014	2013
	(In US$ millions, except share and per share amounts)
		(in Rs. millions, except share and per share amounts)
Revenues	40,588.6	2,632,176.8	2,682,793.8	2,626,297.8	2,325,150.8	1,865,737.5
Finance revenues	375.0	24,318.3	22,318.8	22,630.8	29,875.9	30,013.3

Total revenues	40,963.6	2,656,495.1	2,705,112.6	2,648,928.6	2,355,026.7	1,895,750.8
Change in inventories of finished goods and work-in-progress	(1,137.3)	(73,751.2)	(27,540.1)	(29,610.9)	(28,317.3)	(30,086.8)
Purchase of products for sale	2,147.2	139,245.3	128,494.6	130,803.8	109,691.6	92,889.5
Raw materials, components and consumables	24,576.8	1,593,803.1	1,536,255.1	1,515,835.7	1,366,066.9	1,146,210.6
Employee cost	4,372.9	283,588.0	288,117.4	250,401.2	213,903.0	167,169.5
Depreciation and amortization	2,812.7	182,405.4	168,074.9	134,495.8	110,462.6	75,767.9
Other expenses	9,382.6	608,461.6	585,321.4	545,909.5	498,777.7	384,423.3
Provision /(Reversal) for loss of inventory (net of insurance recoveries)	(205.1)	(13,301.0)	16,383.9	—	—	—
Expenditure capitalized	(2,602.4)	(168,768.8)	(166,783.2)	(153,217.5)	(135,246.8)	(101,934.5)
Other (income) / loss (net)	(434.4)	(28,171.5)	(3,135.6)	(11,508.4)	(7,732.6)	(12,099.1)
Foreign exchange (gain)/loss (net)	204.9	13,284.8	20,588.0	20,371.3	(8,332.8)	10,619.4
Interest income	(87.0)	(5,640.7)	(7,186.6)	(6,763.9)	(6,656.7)	(6,928.0)
Interest expense (net)	653.3	42,365.7	47,912.6	52,231.6	53,094.7	40,792.0
Impairment in an equity accounted investee	—	—	—	—	8,033.7	—
Share of (profit)/loss of equity accounted investees	(230.2)	(14,930.0)	(5,774.7)	1,748.3	1,877.6	131.5

Net income before tax	1,509.6	97,904.4	124,384.9	198,232.1	179,405.1	128,795.5
Income tax expense	(550.0)	(35,670.0)	(27,512.7)	(69,149.7)	(48,226.5)	(39,238.8)

Net income after tax	959.6	62,234.4	96,872.2	129,082.4	131,178.6	89,556.7

	Year ended March 31,
	2017		2017	2016	2015	2014	2013
	(In US$ millions, except share and per share amounts)
			(in Rs. millions, except share and per share amounts)
Net income/(loss) attributable to equity holders		943.8	61,210.5	95,883.4	128,291.2	130,717.1	88,670.5
Net income/(loss) attributable to non-controlling interest		15.8	1,023.9	988.8	791.2	461.5	886.2
Dividends per share Ordinary Shares	US$	—	Rs.0.2	Rs. —	Rs. 2.0	Rs. 2.0	Rs. 4.0
Dividends per share ‘A’ Ordinary Shares	US$	—	Rs.0.3	Rs. —	Rs. 2.1	Rs. 2.1	Rs. 4.1
Weighted average Ordinary shares outstanding:
Basic			2,887,218,310	2,873,188,838	2,765,339,619	2,760,961,457	2,734,354,019
Diluted			2,887,818,076	2,873,809,883	2,765,824,089	2,761,450,718	2,734,846,741
Weighted average ‘A’ Ordinary shares outstanding:
Basic			508,483,714	506,063,234	487,445,041	487,440,271	487,436,720
Diluted			508,736,110	506,320,979	487,684,611	487,684,558	487,684,518
Earnings per share:
Basic	US$	0.3	Rs. 18.0	Rs. 28.4	Rs. 39.4	Rs. 40.2	Rs. 27.5
Diluted	US$	0.3	Rs. 18.0	Rs. 28.4	Rs. 39.4	Rs. 40.2	Rs. 27.5
Earnings per share of ‘A’ Ordinary Shares:
Basic	US$	0.3	Rs. 18.1	Rs. 28.5	Rs. 39.5	Rs. 40.3	Rs. 27.6
Diluted	US$	0.3	Rs. 18.1	Rs. 28.5	Rs. 39.5	Rs. 40.3	Rs. 27.6

As described in Note 2(u) of our audited IFRS consolidated financial statements included in this annual report on Form 20-F, during Fiscal 2017, we changed our presentation of foreign exchange gain/(loss) in the consolidated income statement, The change in presentation has been retrospectively applied to prior year comparatives. There has been no impact on net income for the years ended March 31, 2016, 2015, 2014 and 2013.

In Fiscal 2016, we conducted a renounceable rights offer of 150,644,759 new Ordinary Shares, including Ordinary Shares represented by ADSs, and 26,530,290 new ‘A’ Ordinary Shares of Rs.2 each to qualifying shareholders recorded in the shareholders register at the close of business on April 8, 2015, at a subscription price of Rs.450 each for new Ordinary Shares and Rs.271 each for new ‘A’ Ordinary Shares, in the ratio of six rights to subscribe to Shares for every 109 Shares held. The rights offer was fully subscribed and the shareholders received the new shares on May 13, 2015. As described in Note 39 to our audited consolidated financial statements for Fiscal 2016, the earliest period presented in the consolidated financial statement for each of Fiscal 2015, 2014 and 2013, basic and diluted earnings per share have been retrospectively adjusted for the bonus element of the rights offer attributable to the difference between the exercise price of the rights and the prevailing market price of the Shares.

	As at March 31,
	2017	2017	2016	2015	2014	2013
	(in US$ millions, except number of shares)
		(in Rs. millions, except number of shares)
Balance Sheet Data
Total Assets	41,120.4	2,666,646.0	2,619,981.3	2,345,643.4	2,184,775.9	1,687,166.5
Long term debt, net of current portion	9,339.2	605,644.5	504,511.3	544,862.5	454,138.6	330,718.1
Total shareholders’ equity	8,309.3	538,842.2	768,036.7	539,351.8	631,696.3	373,905.7
Number of Equity shares outstanding
-Ordinary Shares		2,887,348,428	2,887,203,602	2,736,713,122	2,736,713,122	2,708,156,151
-‘A’ Ordinary Shares		508,502,291	508,476,704	481,966,945	481,966,945	481,959,620

Exchange Rate Information

For convenience, some of the financial amounts presented in this annual report on Form 20-F have been translated from Indian rupee amounts into U.S. dollar amounts at the rate of Rs.64.85 = US$1.00, based on the fixing rate in the city of Mumbai as published by the Foreign Exchange Dealers’ Association of India on March 31, 2017.

The following table sets forth information with respect to the exchange rate between the Indian rupee and the U.S. dollar (Rs. per U.S. dollar) as published by Bloomberg L.P. for Fiscal 2017, 2016, 2015, 2014 and 2013.

Year ended March 31,	Period End	Period Average	High	Low
2017	64.85	67.08	68.78	64.85
2016	66.25	65.45	68.71	62.19
2015	62.50	61.16	63.68	58.46
2014	59.89	60.47	68.83	53.81
2013	54.28	54.44	57.16	50.72

The following table sets forth information with respect to the exchange rate between the Indian rupee and the U.S. dollar (Rs. per U.S. dollar) for the previous six months as published by Bloomberg L.P.

Month	Period End	Period Average	High	Low
January 2017	67.87	68.11	68.33	67.87
February 2017	66.69	67.04	67.48	66.69
March 2017	64.85	65.85	66.83	64.85
April 2017	64.25	64.50	65.02	64.11
May 2017	64.51	64.44	64.89	64.06
June 2017	64.58	64.45	64.62	64.21

As at July 2017 (through July 27, 2017), the value of the Indian rupee against the U.S. dollar was Rs.64.11 per US$1.00, as published by Bloomberg L.P.

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

The Indian automotive industry could be affected materially by the general economic conditions in India and around the world. The automotive industry, in general, is cyclical, and economic slowdowns in the recent past have affected the manufacturing sector in India, including the automotive and related industries. Further deterioration in key economic metrics, such as the growth rate, interest rates and inflation, as well as reduced availability of financing for vehicles at competitive rates, environment policies, tax policies, increase in freight rates and fuel prices could materially and adversely affect our automotive sales in India and results of operations.

In addition, investors’ reactions to economic developments or a loss of investor confidence in the financial systems of other countries may cause volatility in Indian financial markets and indirectly, in the Indian economy in general. Any worldwide financial instability, including increased protectionist measures and withdrawal from trade pacts by countries in which we operate, could also have a negative impact on the Indian economy, including the movement of exchange rates and interest rates in India. In the event global economic recovery is slower than expected, or if there is any significant financial disruption, this could have a material adverse effect on our cost of funding, portfolio of financing loans, business, prospects, results of operations, financial condition and the trading price of our Shares and ADSs.

Our Jaguar Land Rover business has significant operations in the United Kingdom, North America, continental Europe and China as well as sales operations in other overseas markets across the globe. The automotive market in China experienced strong growth in Fiscal 2017 with positive growth also in Europe, the UK and the US. Conditions remained challenging in emerging markets such as Brazil, Russia and South Africa where automotive sales deteriorated during Fiscal 2017. Jaguar Land Rover’s growth plans may not quite materialize as expected which could have a significant adverse impact on our financial performance. If automotive demand softens because of lower or negative economic growth in key markets (notably China) or due to other factors, Jaguar Land Rover’s operations and financial condition could be materially and adversely affected as a result. The Brexit vote, the June 8, 2017 UK election results and the ongoing negotiations between the United Kingdom and the European Union to finalize terms of the United Kingdom’s exit from the European Union has created significant uncertainty with respect to the United Kingdom’s future relationship with the European Union, the economic and political future of the United Kingdom and the legal structure applicable to companies doing business in the United Kingdom. This uncertainty, along with any real or perceived impact of Brexit, could have a material adverse effect on our business, results of operations and financial condition. Deterioration in key economic factors, such as GDP growth rates, interest rates and inflation, as well as the reduced availability of financing for vehicles at competitive rates in countries where Jaguar Land Rover has sales operations may result in a decrease in demand for automobiles. A decrease in demand would, in turn, cause automobile prices and manufacturing capacity utilization rates to fall. Such circumstances have in the past materially affected, and could in the future, materially affect, our business, results of operations and financial condition.

Intensifying competition could materially and adversely affect our sales, financial condition and results of operations.

The global automotive industry is highly competitive and competition is likely to further intensify in light of continuing globalization and consolidation. Competition is especially likely to increase in the premium automotive categories as each market participant intensifies its efforts to retain its position in established markets while also expanding in emerging markets, such as China, India, Russia, Brazil and parts of Asia. Factors affecting competition include product quality and features, innovation and the development time for introduction of new products, cost control, pricing, reliability, safety, fuel economy, environmental impact and perception thereof, customer service and financing terms. Some of our competitors based in the European Union may gain a competitive advantage that would enable them to benefit from their access to the European Union single market post-Brexit. There can be no assurance that we will be able to compete successfully in the global automotive industry in the future.

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

Designing, manufacturing and selling vehicles is capital intensive and requires substantial investments in manufacturing, machinery, research and development, product design, engineering, technology and marketing in order to meet both consumer preferences and regulatory requirements. If our competitors consolidate or enter into other strategic agreements such as alliances, they may be able to take better advantage of economies of scale. We believe that competitors may be able to benefit from the cost savings offered by consolidation or alliances, which could adversely affect our competitiveness with respect to those competitors. Competitors could use consolidation or alliances as a means of enhancing their competitiveness (including through the acquisition of technology), which could also materially adversely affect our business. Further, our growth strategy relies on the expansion of our operations in less mature markets abroad, where we may face significant competition and higher than expected costs to enter and establish ourselves.

If we are unable to effectively implement or manage our growth strategy, our operating results and financial condition could be materially and adversely affected.

As part of our growth strategy, we may open new manufacturing, research or engineering facilities, expand existing facilities, add additional product lines or expand our businesses into new geographical markets. There is a range of risks inherent in such a strategy that could adversely affect our ability to achieve these objectives, including, but not limited to, the following: the potential disruption of our business; the uncertainty that new product lines will generate anticipated sales; the uncertainty that we may not be able to meet or anticipate consumer demand; the uncertainty that a new business will achieve anticipated operating results; the diversion of resources and management’s time; our cost reduction efforts, which may not be successful; the difficulty of managing the operations of a larger company; and the difficulty of competing for growth opportunities with companies having greater financial resources than we have.

More specifically, our international businesses face a range of risks and challenges, including, but not limited to, the following: language barriers, cultural differences, difficulties in staffing and managing overseas operations, inherent difficulties and delays in contract enforcement and the collection of receivables under the legal systems of foreign countries, the risk of non-tariff barriers, regulatory and legal requirements affecting our ability to enter new markets through joint ventures with local entities, difficulties in obtaining regulatory approvals, environmental permits and other similar types of governmental consents, difficulties in negotiating effective contracts, obtaining the necessary facility sites or marketing outlets or securing essential local financing, liquidity, trade financing or cash management facilities, export and import restrictions, multiple tax regimes (including regulations relating to transfer pricing and withholding and other taxes on remittances and other payments from subsidiaries), foreign investment restrictions, foreign exchange controls and restrictions on repatriation of funds, other restrictions on foreign trade or investment sanctions, and the burdens of complying with a wide variety of foreign laws and regulations. Furthermore, as part of our global activities, we may engage with third-party dealers and distributors, which we do not control but which, nevertheless, take actions that could have a material adverse impact on our reputation and business; we cannot assure you that we will not be held responsible for any activities undertaken by such dealers and distributors. If we are unable to manage risks related to our expansion and growth in other parts of the world and therefore fail to establish a strong presence in those higher growth markets, our business, results of operations and financial condition could be adversely affected or our investments could be lost.

Furthermore, we are subject to risks associated with growing our business through mergers and acquisitions. We believe that our acquisitions provide us opportunities to grow significantly in the global automobile markets by offering premium brands and products. Our acquisitions have provided us with access to technology and additional capabilities while also offering potential synergies. However, the scale, scope and nature of the integration required in connection with our acquisitions present significant challenges, and we may be unable to integrate the relevant subsidiaries, divisions and facilities effectively within our expected schedule. An acquisition may not meet our expectations and the realization of the anticipated benefits may be blocked, delayed or reduced as a result of numerous factors, some of which are outside our control.

For example, we acquired the Jaguar Land Rover business from Ford in June 2008, and since then Jaguar Land Rover has become a significant part of our business, accounting for approximately 80% of our total revenues in Fiscal 2017. As a result of the acquisition, we are responsible for, among other things, the obligations and liabilities associated with the legacy business of Jaguar Land Rover. There can be no assurances that any legacy issues at Jaguar Land Rover or any other acquisition we have undertaken in the past or will undertake in the future would not have a material adverse effect on our business, financial condition and results of operations, as well as our reputation and prospects.

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

Climate change concerns and the promotion of new technologies, such as autopilot, encourage customers to look beyond standard factors (such as price, design, performance, brand image or comfort and features) in favor of more fuel efficient, convenient and environmentally friendly vehicles. As a result of the public discourse on climate change and volatile fuel prices, we face more stringent government regulations, imposition of speed limits and higher taxes on sports utility vehicles or premium automobiles. We endeavor to take account these factors, and we are focused on researching, developing and producing new drive technologies, such as hybrid engines and electric cars. We are also investing in development programs to reduce fuel consumption through the use of lightweight materials, reducing parasitic losses through the driveline and improving aerodynamics. Coupled with consumer preferences, a failure to achieve our planned objectives or delays in developing fuel efficient products could materially affect our ability to sell premium passenger cars and large or medium-sized all-terrain vehicles at current or targeted volume levels, and could have a material adverse effect on our general business activity, net assets, financial position and results of operations. In addition, deterioration in the quality of our vehicles could force us to incur substantial costs and damage our reputation. There is a risk that competitors or joint ventures set up by competitors will develop better solutions and will be able to manufacture the resulting products more rapidly, in larger quantities, with a higher quality and/or at a lower cost. It is possible that we could then be compelled to make new investments in researching and developing other technologies to maintain our existing market share or to win back the market share lost to competitors. Finally, our manufacturing operations and sales may be subject to potential physical impacts of climate change, including changes in weather patterns and an increased potential for extreme weather events, which could affect the manufacture and distribution of our products and the cost and availability of raw materials and components.

Private and commercial users of transportation increasingly use modes of transportation other than the automobile. The reasons for this include the rising costs of automotive transport, increasing traffic density in major cities and environmental awareness. Furthermore, the increased use of car-sharing concepts and other innovative mobility initiatives facilitates access to other methods of transport, thereby reducing dependency on the private automobile. Furthermore, non-traditional market participants may cut dependency on the private automobile altogether. A shift in consumer preferences away from private automobiles would have a material adverse effect on our general business activity and on our sales, prospects, financial condition and results of operations.

To stimulate demand, competitors in the automotive industry have offered customers and dealers price reductions on vehicles and services, which has led to increased price pressures and sharpened competition within the industry. As a provider of numerous high-volume models, our profitability and cash flows are significantly affected by the risk of rising competitive price pressures. Special sales incentives and increased price pressures in the new car business also influence price levels in the used car market, with a negative effect on vehicle resale values. This could have a negative impact on the profitability of the used car business in our dealer organization.

There can be no assurance that our new models will meet our sales expectations, in which case we may be unable to realize the intended economic benefits of our investments, which would in turn materially affect our business, results of operations and financial condition. In addition, there is a risk that our quality standards can be maintained only by incurring substantial costs for monitoring and quality assurance. For our customers, one of the determining factors in purchasing our vehicles is the high quality of the products. A decrease in the quality of our vehicles (or if the public were to have the impression that such a decrease in quality had occurred) could damage our image and reputation as a premium automobile manufacturer and in turn materially affect our business, results of operations and financial condition.

In addition, product development cycles can be lengthy, and there is no assurance that new designs will lead to revenues from vehicle sales, or that we will be able to accurately forecast demand for our vehicles, potentially leading to inefficient use of our production capacity. Additionally, our high proportion of fixed costs, due to our significant investment in property, plant and equipment, further exacerbates the risks associated with incorrectly assessing demand for our vehicles.

We are subject to risks associated with product liability, warranty and recall.

We are subject to risks and costs associated with product liability, warranties and recalls in connection with performance, compliance or safety-related issues affecting our products which may, in turn, cause our customers to question the safety or reliability of our vehicles and thus result in a materially adverse effect on our business, impacting our reputation, results from operations and financial condition. Such events could also require us to expend considerable resources to remediate, and we may also be subject to class actions or other large-scale product liability or other lawsuits in various jurisdictions where we conduct business. In May 2016, an industry-wide passenger airbag safety recall was announced in the United States by the National Highway Traffic System Administration or NHTSA, in respect of airbags from Takata Corporation or Takata, a supplier of airbags. Certain front-passenger airbags supplied by Takata were installed in vehicles sold by Jaguar Land Rover. The Company considered the cost associated with the recall to be an adjusting post-balance sheet event and recognized an additional provision of GBP67.4 million for the estimated cost of repairs in our income statement for Fiscal 2016. We expect to utilize such provision over the next one to four years.

Furthermore, we may also be subject to class actions or other large-scale product liability or other lawsuits in various jurisdictions in which we have a significant presence. The use of shared components in vehicle production increases this risk because individual components are deployed in a number of different models across our brands. Any costs incurred or lost sales caused by product liability, warranties and recalls could materially adversely affect our business.

Any disruption in the supply of automobile components could have a material adverse impact on our results of operations.

Adverse economic conditions, a decline in automobile demand and lack of access to sufficient financing arrangements, among others, could have a negative financial impact on our suppliers, thereby impairing timely availability of components to us or causing increase in the costs of components. In addition, if one or more of the other global automotive manufacturers were to become insolvent, this would have an adverse effect on our supply chains and may have a material adverse effect on our results of operations.

We have also entered into supply agreements with Ford and certain other third parties for critical components and remain reliant upon Ford and the Ford-PSA joint venture for a portion of our engines. However, following the launch of the Engine Manufacturing Centre (EMC) in Wolverhampton, we now also manufacture our own ‘‘in-house’’ engines. We may not be able to manufacture certain types of engines or find a suitable replacement supplier in a timely manner in the event of any disruption in the supply of engines, or parts of engines, and other hardware or services provided to us by Ford or the Ford-PSA joint venture and such disruption could have a material adverse impact on our operations, business and/or financial condition.

A change in requirements under long-term supply arrangements committing Jaguar Land Rover to purchase minimum or fixed quantities of certain parts, or to pay a minimum amount to the seller, could have a material adverse impact on our financial condition or results of operations. We have entered into a number of long-term supply contracts that require Jaguar Land Rover to purchase a fixed quantity of parts to be used in the production of Jaguar Land Rover vehicles (e.g., ‘‘take-or-pay’’ contracts). If the need for any of these parts were to lessen, Jaguar Land Rover could still be required to purchase a specified quantity of the part or pay a minimum amount to the seller pursuant to the take-or-pay contract, which could have a substantial adverse effect on our financial condition or results of operations.

Increases in input prices may have a material adverse effect on our results of operations.

In Fiscal 2017 and 2016, the consumption of raw materials, components and aggregates and purchase of products for sale (including changes in inventory) constituted approximately 62.5% and 60.5%, respectively, of our revenues. Prices of commodity items used in manufacturing automobiles, including steel, aluminum, copper, zinc, rubber, platinum, palladium and rhodium, have become increasingly volatile in recent years. Further price movements would closely depend on the evolving economic scenarios across the globe. While we continue to pursue cost reduction initiatives, an increase in price of input materials could severely impact our profitability to the extent such increase cannot be absorbed by the market through price increases and/or could have a negative impact on demand. In addition, an increased price and supply risk could arise from the need for rare and frequently sought-after raw materials for which demand is high, such as rare earths, which are predominantly found in China. Rare earth metal prices and supply remain uncertain. In the past, China has limited the export of rare earths from time to time. Due to intense price competition and our high level of fixed costs, we may not be able to adequately address changes in commodity prices even if they are foreseeable. Increases in fuel costs also pose a significant challenge, especially in the commercial and premium vehicle categories where increased fuel prices have an impact on demand. If we are unable to find substitutes for supplies of raw materials or pass price increases on to customers, or to safeguard the supply of scarce raw materials, our vehicle production, business, financial condition and results of operations could be materially and adversely affected.

We manage these risks through the use of fixed supply contracts with tenor up to 12 months and the use of financial derivatives pursuant to a defined hedging policy. We enter into a variety of foreign currency, interest rates and commodity forward contracts and options to manage our exposure to fluctuations in foreign exchange rates, interest rates and commodity price risk. These financial exposures are managed in accordance with our risk management policies and procedures. We use foreign currency forward and option contracts to hedge risks associated with foreign currency fluctuations relating to highly probable forecast transactions. We also enter into interest rate swaps and interest rate currency swap agreements, mainly to manage exposure on our fixed rate or variable rate debt. We further use interest rate derivatives or currency swaps to hedge exposure to exchange rate fluctuations on principal and interest payments for borrowings denominated in foreign currencies. Specific transactional risks include risks like liquidity and pricing risks, interest rate and exchange rate fluctuation risks, volatility risks, counterparty risks, settlement risks and gearing risks. However, the hedging transactions may not adequately protect us against these risks. In addition, if markets move adversely, we may incur financial losses on such hedging transactions, the financial condition and results of operations may be adversely impacted.

A significant reliance on key markets by both TML and Jaguar Land Rover increases the risk of negative impact of reduced customer demand in those countries.

TML and Jaguar Land Rover rely on the United Kingdom, Chinese, North American, continental European and Indian markets. Any decline in demand for our vehicles in these major markets may in the future significantly impair our business, financial position and results of operations. Further, decreased demand for our and Jaguar Land Rover’s products may not be sufficiently mitigated by new product launches and expansion into growing markets, which could have a significant adverse impact on our financial performance.

We are exposed to liquidity risks.

Our main sources of liquidity are cash generated from operations, existing notes, external debt in the form of factoring discount facilities and other revolving credit facilities. However, adverse changes in the global economic and financial environment may result in lower consumer demand for vehicles, and prevailing conditions in credit markets may adversely affect both consumer demand and the cost and availability of finance for our business and operations. If the global economy goes back into recession and consumer demand for our vehicles drops, as a result of higher oil prices, excessive public debt or for any other reasons, and the supply of external financing becomes limited, we may again face significant liquidity risks. See Item 5. “Operating and Financial Review and Prospects—B. Liquidity and Capital Resources—Loan Covenants.”

We are also subject to various types of restrictions or impediments on the ability of our companies in certain countries to transfer cash across our companies through loans or interim dividends. These restrictions or impediments are caused by exchange controls, withholding taxes on dividends and distributions and other similar restrictions in the markets in which we operate. The cash in some of these jurisdictions is subject to certain restrictions on cash pooling, intercompany loan arrangements or interim dividends.

Exchange rate and interest rate fluctuations could materially and adversely affect our financial condition and results of operations.

Our operations are subject to risks arising from fluctuations in exchange rates with reference to countries in which we operate. We import capital equipment, raw materials and components from, manufacture vehicles in, and sell vehicles into, various countries, and therefore, our revenues and costs have significant exposure to the relative movements of the GBP, the U.S. dollar, the Euro, the Russian Ruble, the Chinese Renminbi, the Singapore dollar, the Japanese Yen, the Australian dollar, the South African rand, the Thai baht, the Korean won and the Indian rupee. The United Kingdom’s exit from the European Union could also have a negative impact on the growth of the UK economy and cause greater volatility in the pound sterling. This could directly impact our sales volumes and financial results, as we derive the majority of our revenues from overseas markets and source significant levels of raw materials and components from Europe, which may result in a decrease in profits to the extent non-GBP costs are not fully mitigated by non-GBP sales. The GBP declined significantly relative to the Indian rupee and U.S. dollar in 2017. As published by Bloomberg L.P., the exchange rate as at June 23, 2016 expressed in Indian rupees per GBP1.00, was Rs.100.2 compared to Rs. 79.88 as at March 14, 2017 and the rate expressed in US$ per GBP1.00, was US$149 as at June 23, 2016 compared to US$1.20 as at January 16, 2017.

Moreover, we have outstanding foreign currency-denominated debt and are sensitive to fluctuations in foreign currency exchange rates. We have experienced and could in the future experience foreign exchange losses on obligations denominated in foreign currencies in respect of our borrowings and foreign currency assets and liabilities due to currency fluctuations.

We are exposed to changes in interest rates, as we have both interest-bearing assets (including cash balances) and interest-bearing liabilities, which bear interest at variable rates. Although we engage in managing our interest and foreign exchange exposure through use of financial hedging instruments, such as forward contracts, swap agreements and option contracts, higher interest rates and a weakening of the Indian rupee against major foreign currencies could significantly increase our cost of borrowing, which could have a material adverse effect on our financial condition, results of operations and liquidity. Please see note 35(d)(i) – (b) to our consolidated financial statements included elsewhere in this annual report on Form 20-F for further detail on our exposure to fluctuations in interest rates.

Appropriate hedging lines for the type of risk exposures we are subject to may not be available at a reasonable cost, particularly during volatile rate movements, or at all. Moreover, there are risks associated with the use of such hedging instruments. While hedging instruments may mitigate our exposure to fluctuations in currency exchange rates to a certain extent, we potentially forego benefits that might result from market fluctuations in currency exposures. These hedging transactions can also result in substantial losses. Such losses could occur under various circumstances, including, without limitation, any circumstances in which a counterparty does not perform its obligations under the applicable hedging arrangement (despite having International Swaps and Derivatives Association (ISDA) agreements in place with each of our hedging counterparties), there are currency fluctuations, the arrangement is imperfect or ineffective, or our internal hedging policies and procedures are not followed or do not work as planned. In addition, because our potential obligations under the financial hedging instruments are marked to market, we may experience quarterly and annual volatility in our operating results and cash flows.

A decline in retail customers’ purchasing power or consumer confidence or in corporate customers’ financial condition and willingness to invest could materially and adversely affect our business.

Demand for vehicles for personal use generally depends on consumers’ net purchasing power, their confidence in future economic developments and changes in fashion and trends, while demand for vehicles for commercial use by corporate customers (including fleet customers) primarily depends on the customers’ financial condition, their willingness to invest (motivated by expected future business prospects) and available financing. A decrease in potential customers’ disposable income or their financial flexibility or an increase in the cost of financing will generally have a negative impact on demand for our products. A weak macroeconomic environment, combined with restrictive lending and a low level of consumer sentiment generally, may reduce consumers’ net purchasing power and lead existing and potential customers to refrain from purchasing a new vehicle, to defer a purchase further or to purchase a smaller model with less equipment at a lower price. A deteriorating macroeconomic environment may disproportionately reduce demand for luxury vehicles. It also leads to reluctance by corporate customers to invest in vehicles for commercial use and/or to lease vehicles, resulting in a postponement of fleet renewal contracts.

We are subject to risks associated with the automobile financing business.

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

In India, default by our customers or inability to repay installments as due could materially and adversely affect our business, financial condition, results of operations and cash flows. In addition, any downgrade in our credit ratings may increase our borrowing costs and restrict our access to the debt markets. Over time, and particularly in the event of any credit rating downgrade, market volatility, market disruption, regulatory changes or otherwise, we may need to reduce the amount of financing receivables we originate, which could severely disrupt our ability to support the sale of our vehicles.

Jaguar Land Rover is similarly subject to consumer financing risks. Any reduction in the supply of available automobile consumer financing or increase in the cost thereof would make it more difficult for some customers to purchase Jaguar Land Rover’s vehicles, which could put Jaguar Land Rover under commercial pressure to offer new (or expand existing) retail or dealer incentives to maintain demand for their vehicles, thereby materially and adversely affecting Jaguar Land Rover sales and results of operations. Furthermore, Jaguar Land Rover offers residual value guarantees on the leases of certain vehicles in some markets. The value of these guarantees is dependent on used car valuations in those markets at the end of the lease, which is subject to change. Consequently, Jaguar Land Rover may be adversely affected by movements in used car valuations in these markets.

Underperformance of our distribution channels could have a material adverse effect on our sales and results of operations.

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

Our products are sold and serviced through a network of authorized dealers and service centers across India and through a network of distributors and local dealers in international markets. We monitor the performance of our dealers and distributors and provide them with support to enable them to perform to our expectations. There can be no assurance, however, that our expectations will be met. Any underperformance by or a deterioration in the financial condition of our dealers or distributors could materially and adversely affect our sales and results of operations.

If dealers or importers encounter financial difficulties and our products and services cannot be sold or can be sold only in limited numbers, this would have a direct effect on the sales of such dealers and importers. Additionally, if we cannot replace the affected dealers or importers with other franchises, the financial difficulties experienced by such dealers or importers could have an indirect effect on our vehicle deliveries. Consequently, we could be compelled to provide additional support for dealers and importers and, under certain circumstances, may even take over their obligations to customers, which would adversely affect our financial position and results of operations in the short term.

Deterioration in the performance of any of our subsidiaries, joint ventures and affiliates could materially and adversely affect our results of operations.

We have made and may continue to make capital commitments to our subsidiaries, joint ventures and affiliates, and if the business or operations of any of these subsidiaries, joint ventures and affiliates deteriorates, the value of our investments may decline substantially. Operating a business as a joint venture often requires additional organizational formalities and a requirement of information sharing. We are also subject to risks associated with joint ventures and affiliates wherein we retain only partial or joint control. Our partners may be unable, or unwilling, to fulfill their obligations, or the strategies of our joint ventures or affiliates may not be implemented successfully, any of which may significantly reduce the value of our investments or relationship with the co-owner may be deteriorated, and, which could, in turn, have a material adverse effect on our reputation, business, financial position or results of operations.

We may be adversely impacted by political instability, wars, terrorism, multinational conflicts, countries resorting to protectionism, natural disasters, fuel shortages/prices, epidemics and labor strikes.

Our products are exported to a number of geographical markets and we plan to further expand our international operations in the future. For example, we have manufacturing facilities and design and engineering centers in India, the United Kingdom, China, South Korea, Thailand, South Africa, Brazil and Indonesia. Consequently, our operations in markets abroad may be subject to political instability, wars, terrorism, regional or multinational conflicts, natural disasters and extreme weather, fuel shortages, epidemics and labor strikes. Any disruption of the operations of our manufacturing, design, engineering, sales, corporate and other facilities could materially and adversely affect our business, financial condition and results of operations. If any of these events were to occur, there can be no assurance that we would be able to shift our manufacturing, design, engineering, sales, corporate and other operations to alternate sites in a timely manner or at all. In addition, conducting business internationally, especially in emerging markets, exposes us to additional risks, including adverse changes in economic and government policies, unpredictable shifts in regulation, inconsistent application of existing laws, applicability of retrospective taxes, sanctions programs, unclear regulatory and taxation systems and divergent commercial and employment practices and procedures. Any deterioration in international relations, especially between India and its neighboring countries, may result in investor concern regarding regional stability. Any significant or prolonged disruption or delay in our operations related to these risks could materially and adversely affect our business, financial condition and results of operations.

Terrorist attacks, civil disturbances, regional conflicts and other acts of violence, particularly in India, may disrupt or otherwise adversely affect the markets in which we operate, our business and our profitability. India has from time to time experienced social and civil unrest and hostilities and adverse social, economic or political events, including terrorist attacks and local civil disturbances, riots and armed conflict with neighboring countries. Events of this nature in the future could influence the Indian economy and could have a material adverse effect on our business, as well as the market for securities of Indian companies, including our Shares and ADSs. Such incidents could also create a greater perception that investment in Indian companies involves a higher degree of risk and could have a material adverse effect on our business, results of operations and financial condition, and also the market price of our Shares and ADSs.

We are vulnerable to supply chain disruptions resulting from natural disasters or man-made accidents. For example, on August 12, 2015, there was an explosion in the city port of Tianjin, one of three major ports in China through which we import our vehicles. Approximately 5,800 of our vehicles were stored at various locations in Tianjin at the time of the explosion, and, as a result, we recognized an exceptional charge of GBP245 million in the three months ended September 30, 2015. Subsequently, GBP274 million of net insurance proceeds and other recoveries have been received till March 31, 2017, including GBP35 million related to other costs associated with Tianjin including lost and discounted vehicle revenue. A significant delay or sustained interruption in the supply of key inputs sourced from areas affected by disasters or accidents could materially and adversely affect our ability to maintain our current and expected levels of production, and therefore negatively affect our revenues and increase our operating expenses.

We are a global organization, and are therefore vulnerable to shifts in global trade and economic policies and outlook. Policies that result in countries withdrawing from trade pacts, increasing protectionism and undermining free trade could substantially affect our ability to operate as a global business. Additionally, negative sentiments towards foreign companies among our overseas customers and employees could adversely affect our sales as well as our ability to hire and retain talented people. A negative shift in either policies or sentiment with respect to global trade and foreign businesses could have a material adverse effect on our business, results of operations and financial condition.

Our business is seasonal in nature and a substantial decrease in our sales during certain quarters could have a material adverse impact on our financial performance.

The sales volumes and prices for our vehicles are influenced by the cyclicality and seasonality of demand for these products. The automotive industry has been cyclical in the past, and we expect this cyclicality to continue.

In the Indian market, demand for our vehicles generally peaks between January and March, although there is a decrease in demand in February just before release of the Indian fiscal budget. Demand is usually lean from April to July and picks up again in the festival season from September onwards, with a decline in December due to year-end as customers defer purchases to the new year.

Our Jaguar Land Rover business is impacted by the semi-annual registration of vehicles in the United Kingdom where the vehicle registration number changes every March and September, which leads to an increase in sales during these months, and, in turn, has an impact on the resale value of vehicles. Most other markets, such as the United States, are influenced by the introduction of new-model-year products, which typically occurs in the autumn of each year. Furthermore, in the United States, there is some seasonality in the purchasing pattern of vehicles in the northern states for Jaguar when there is a concentration of vehicle sales in the spring and summer months and for Land Rover, where the trend for purchasing 4x4 vehicles is concentrated in the autumn and winter months. Markets in China tend to experience higher demand for vehicles around the Lunar New Year holiday in either January or February, the Chinese National Day holiday and the Golden Week holiday in October. In addition, demand in Western European automotive markets tends to be softer during the summer and winter holidays. Jaguar Land Rover’s cash flows are impacted by the temporary shutdown of four of their manufacturing plants in the United Kingdom (including the Engine Manufacturing Centre at Wolverhampton) during the summer and winter holidays. The resulting profile of operating results differs between each reporting period.

Restrictive covenants in our financing agreements could limit our operations and financial flexibility and materially and adversely impact our financial condition, results of operations and prospects.

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

We own or otherwise have rights in respect of a number of patents relating to the products we manufacture. In connection with the design and engineering of new vehicles and the enhancement of existing models, we seek to regularly develop new intellectual property. We also use technical designs, which are the intellectual property of third parties with such third parties’ consent. These patents and trademarks have been of value in the growth of our business and may continue to be of value in the future. Although we do not regard any of our businesses as being dependent upon any single patent or related group of patents, an inability to protect this intellectual property generally, or the illegal breach of some or a large group of our intellectual property rights, would have a materially adverse effect on our business, financial condition and results of operations. We may also be affected by restrictions on the use of intellectual property rights held by third parties and we may be held legally liable for the infringement of the intellectual property rights of others in our products.

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

In general, we consider our labor relations with all of our employees to be good. However, in the future we may be subject to labor unrest, which may delay or disrupt our operations in the affected regions, including the acquisition of raw materials and parts, the manufacture, sales and distribution of products and the provision of services. If work stoppages or lock-outs at our facilities or at the facilities of our major vendors occur or continue for a long period of time, our business, financial condition and results of operations may be materially and adversely affected. During Fiscal 2017, we faced two standalone incidents of labor unrest in India, one at our Dharwad plant in Karnataka and the other at our Sanand plant in Gujarat. Although these particular issues were amicably resolved, there is no assurance that additional labor issues could not occur, or that any future labor issues will be amicably resolved.

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

For Jaguar Land Rover, the arrangements with the trustees of the defined benefit pension schemes, an actuarial valuation of the assets and liabilities of the schemes is undertaken every three years. The most recent valuation, as at April 2015 and completed in 2016, indicated a shortfall in the assets of the schemes as at that date, versus the actuarially determined liabilities as at that date, of GBP789 million (compared to GBP702 million as at April 2012).

As part of the valuation process, we agreed to a schedule of contributions with the trustee of the schemes, which, together with the expected investment performance of the assets of the schemes, is expected to eliminate the deficit by 2025. As part of this schedule of contributions, we paid GBP69 million into the pension schemes in March 2016 as advance payments towards deficit contributions due during Fiscal 2017. As at March 31, 2017, our UK defined benefit pension deficit had increased to GBP1,461 million as compared to GBP567 million as at March 31, 2016. This increase has primarily been driven by a decline in AA- rated UK corporate bond yields in light of the events surrounding Brexit and even though the accounted deficit position does not affect cash contributions, movements in the associated balance sheet liability could have adverse impacts notably on our results of operations and financial condition.

We are exposed to operational risks, including risks in connection with our use of information technology.

Operational risk is the risk of loss resulting from inadequate or failed internal systems and processes, from either internal or external events. Such risks could stem from inadequacy or failures of controls within internal procedures, violations of internal policies by employees, disruptions or malfunctioning of information technology systems, such as computer networks and telecommunication systems, other mechanical or equipment failures, human error, natural disasters or malicious acts by third parties. Any unauthorized access to or misuse of data on our information technology systems, human errors or technological or process failures of any kind or any failure in our protection measures could severely disrupt our operations, including our manufacturing, design and engineering processes, and could have a material adverse effect on our reputation, financial condition and results of operations.

We may be materially and adversely affected by the divulgence of confidential information.

Although we have implemented policies and procedures to protect confidential information, such as key contractual provisions, future projects, and customer records, such information may be divulged, including as a result of hacking or other threats from cyberspace. If this occurs, we could be subject to claims by affected parties, negative publicity and loss of proprietary information, all of which could have an adverse and material impact on our reputation, business, financial condition, results of operations and cash flows.

Our insurance coverage may not be adequate to protect us against all potential losses to which we may be subject, and this may have a material adverse effect on our business, financial condition and results of operations.

While we believe that the insurance coverage that we maintain is reasonably adequate to cover all normal risks associated with the operation of our business, there can be no assurance that our insurance coverage will be sufficient, that any claim under our insurance policies will be honored fully or in a timely manner, or that our insurance premiums will not increase substantially. There can be no assurance that any claim under our insurance policies will be honored fully or timely, our insurance coverage will be sufficient in any respect or our insurance premiums will not change substantially. Accordingly, to the extent that we suffer loss or damage that is not covered by insurance or that exceeds our insurance coverage, or are required to pay higher insurance premiums, our business, financial condition and results of operations could be materially and adversely affected.

Our business could be negatively affected by the actions of activist shareholders.

Certain of our shareholders may from time to time advance shareholder proposals or otherwise attempt to effect changes at the Company, influence elections of directors or acquire control over our business. Our success largely depends on the ability of our current management team to operate and manage effectively. Campaigns by shareholders to effect changes at publicly listed companies are sometimes led by investors seeking to increase short-term shareholder value by advocating corporate actions such as financial restructuring, increased borrowing, special dividends, stock repurchases or even sales of assets or the entire company, or by voting against proposals put forward by the board of directors and management of the company. If faced with actions by activist shareholders, we may not be able to respond effectively to such actions, which could be disruptive to our business.

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

As an automobile company, we are subject to extensive governmental regulations regarding vehicle emission levels, noise, safety and levels of pollutants generated by our production facilities. In particular, the United States and Europe have stringent regulations relating to vehicle emissions. The contemplated tightening of vehicle emissions regulations by the European Union will require significant costs for compliance. In China, further regulations are being introduced in the short to medium-term future relating to greenhouse gas emissions and other environmental concerns. While we are pursuing various technologies in order to meet the required standards in the various countries in which we sell our vehicles, these regulations are likely to become more stringent and the resulting higher compliance costs may be significant to our operations and may adversely impact our business, financial condition and results of operations. They may also limit the type of vehicles we sell and where we sell them, which could affect our revenues.

In order to comply with current and future safety and environmental norms, we may have to incur additional capital expenditure and R&D expenditure to (i) operate and maintain our production facilities, (ii) install new emissions controls or reduction technologies, (iii) purchase or otherwise obtain allowances to emit greenhouse gases, (iv) administer and manage our greenhouse gas emissions program, and (v) invest in research and development to upgrade products and manufacturing facilities. If we are unable to develop commercially viable technologies or otherwise unable to attain compliance within the time frames set by the new standards, we could face significant civil penalties or be forced to restrict product offerings significantly. For example, in the United States, manufacturers are subject to substantial civil penalties if they fail to meet federal Corporate Average Fuel Economy, or CAFE, standards. Please see Item 4.B “Information on the Company—Business Overview—Government Regulations — Environmental, fiscal and other governmental regulations around the world—Greenhouse gas/CO2/fuel economy legislation” for additional detail on these standards. These penalties are calculated at US$5.50 for each tenth of a mile below the required fuel efficiency level for each vehicle sold in a model year in the U.S. market. As with many European manufacturers, since 2010, Jaguar Land Rover has paid total penalties of US$46 million for its failure to meet CAFE standards. Jaguar Land Rover could incur a substantial increase in these penalties, as a result of announced increases in CAFE civil penalties to adjust for inflation. Moreover, safety and environmental standards may at times impose conflicting imperatives, which pose engineering challenges and would, among other things, increase our costs.

The Motor Vehicles (Amendment) Bill, 2017 was passed in the Lok Sabha on April 10, 2017, and is currently being debated in the Rajya Sabha. This Bill addresses vehicle recalls, road safety, traffic management and accident insurance, among other matters. In its current draft, the Bill imposes civil and criminal liability on manufacturers selling vehicles in contravention of the standards specified in the Bill, or required by the government to recall their vehicles. The Bill also proposes the creation of the National Road Safety Board to provide advice to the central and state governments on all aspects of road safety and traffic management.

Commencing July 1, 2017, the Indian tax regime underwent a systemic change. The Government of India, in conjunction with the state governments, implemented a comprehensive national goods and services tax, or GST, regime to combine taxes and levies by the central and state governments into one unified rate structure. Based on the application of the tax, GST will be classified as either Central GST (CGST), in instances where the central government levies the tax; State/Union Territory GST (SGST/UTGST), in instances where the state or union territory governments levy the tax; and Integrated GST (IGST), in instances where the GST is levied on the inter-state supply of goods and services. While both the central and state governments have publicly announced that all committed incentives will be protected following the implementation of the GST, given the limited availability of information on incentives and refunds, we are unable to provide any assurance as to this or any other aspect of the tax regime, or guarantee that the implementation of GST will not materially or adversely affect our business or financial condition.

Imposition of any additional taxes and levies designed to limit the use of automobiles and changes in corporate and other taxation policies as well as changes in export and other incentives given by various governments or import or tariff policies, could adversely affect the demand for our vehicles and our results of operations. For instance, the United Kingdom’s exit from the European Union would result in material changes to the UK’s tax, tariff and fiscal policies. In addition, the current U.S. presidential administration could seek to introduce changes to laws and policies governing international trade and impose additional tariffs and duties on foreign vehicle imports, which could have a material adverse effect on our sales in the United States. Furthermore, in recent years, Brazil has increased import duty on foreign vehicles, which has put pressure on sales margins in Brazil and has prompted us to enter into discussions with the Brazilian government to exempt a certain number of imported vehicles from the increased tariff. Such government actions may be unpredictable and beyond our control, and any adverse changes in government policy could have a material adverse effect on our business prospects, results of operations and financial condition.

Evaluating and estimating our provision and accruals for our taxes requires significant judgment. As we conduct our business, the final tax determination may be uncertain. We operate in multiple geographical markets and our operations in each market are susceptible to additional tax assessments and audits. Our collaborations with business partners are similarly susceptible to such tax assessments.

Authorities may engage in additional reviews, inquiries and audits that disrupt our operations or challenge our conclusions regarding tax matters. Any resulting tax assessment may be accompanied by a penalty or additional fee for failing to make the initial payment. Our tax rates may be affected by earnings estimation errors, losses in jurisdictions that do not grant a related tax benefit, changes in currency rates, acquisitions, investments, or changes in laws, regulations or practices. Additionally, government fiscal pressures may increase the likelihood of adverse or aggressive interpretations of tax laws or regulations or the imposition of arbitrary or onerous taxes, interest charges and penalties. Tax assessments may be levied even where we consider our practices to be in compliance with tax laws and regulations. Should we challenge such taxes or believe them to be without merit, we may nonetheless be required to pay them. These amounts may be materially different from our expected tax assessments and could additionally result in expropriation of assets, attachment of additional securities, liens, imposition of royalties or new taxes and requirements for local ownership or beneficiation.

Regulations in the areas of investments, taxes and levies may also have an impact on Indian securities, including our Shares and ADSs. For more information, see Item 4.B “—Business Overview—Government Regulations” of this annual report on Form 20-F.

In 2014, the antitrust regulator in China, the Bureau of Price Supervision and Anti-Monopoly of the National Development and Reform Commission (the ‘‘NDRC’’), launched an investigation into the pricing practices of more than 1,000 Chinese and international companies in the automotive industry, including Jaguar Land Rover and many of our competitors. The NDRC has reportedly imposed fines on certain of our international competitors as a result of anti-competitive practices pertaining to vehicle and spare-part pricing. In response to this investigation, we established a process to review our pricing in China and announced reductions in the manufacturer’s suggested retail price for the 5.0-liter V8 models, which include the Range Rover, Range Rover Sport and F-Type and the price of certain of our spare parts. Further imposition of price reductions and other actions taken in relation to our products may significantly reduce our revenues and profits generated by operations in China and have a material adverse effect on our financial condition and results of operations. As a result, our attempts to offset the potential decline in revenue and profits by increasing operational efficiencies and leveraging economies of scale (for example, through local production in China) may fail or not be as successful as expected. Furthermore, any regulatory action taken or penalties imposed by regulatory authorities may have significant adverse financial and reputational consequences on our business and have a material adverse effect on our results of operations and financial condition.

On March 29, 2017, the Supreme Court of India prohibited the sale and registration of Bharat Stage III vehicles from April 1, 2017. The Supreme Court’s judgment overturned a government regulation, and was unexpected. The Government of India has applied to the Supreme Court for a grant of appropriate time for manufacturers to dispose Bharat Stage III vehicles in their inventory. This application is currently pending. Similarly a review petition filed by the Society of Indian Manufacturers, or SIAM, is also currently pending. The Supreme Court’s decision resulted in a provision of Rs.1,479 million for the unsold inventory of BS III vehicles at the year end of March 31, 2017. We cannot guarantee a favorable outcome for either the Government of India’s application or SIAM’s review petition. Any future potential or real unexpected change in law could have could have a material adverse effect on our business prospects, results of operations and financial condition.

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

We are subject to a complex and continuously changing regime of laws, rules, regulations and standards relating to accounting, corporate governance and public disclosure, including the Sarbanes-Oxley Act of 2002 and U.S. Securities and Exchange Commission, or SEC, regulations, Securities and Exchange Board of India, or SEBI, regulations, New York Stock Exchange, or NYSE, listing rules, and the Companies Act, as well as Indian stock market listing regulations. New or changed laws, rules, regulations and standards may lack specificity and are subject to varying interpretations. Under applicable Indian laws, for example, remuneration packages may, in certain circumstances, require shareholders’ approval. New guidance and revisions may be provided by regulatory and governing bodies, which could result in continuing uncertainty and higher costs of compliance. We are committed to maintaining high standards of corporate governance and public disclosure. However, our efforts to comply with evolving regulations have resulted in, and are likely to continue to result in, increased general and administrative expenses and a diversion of management resources and time.

The Companies Act has effected significant changes to the existing Indian company law framework, such as in the provisions related to the issue of capital, disclosures in offering documents, corporate governance norms, accounting policies and audit matters, related party transactions, class action suits against companies by shareholders or depositors, prohibitions on loans to directors and insider trading, including restrictions on derivative transactions concerning a company’s securities by directors and key managerial personnel. The Companies Act may subject us to higher compliance requirements, increase our compliance costs and divert management’s attention. We are also required to spend, in each financial year, at least 2% of our average net profits during the three immediately preceding financial years, calculated for Tata Motors Limited on a standalone basis under Ind AS, toward corporate social responsibility activities. Furthermore, the Companies Act imposes greater monetary and other liability on us and our directors for any non-compliance. Due to limited relevant jurisprudence, in the event that our interpretation of the Companies Act differs from, or contradicts with, any judicial pronouncements or clarifications issued by the Government of India in the future, we may face regulatory actions or be required to undertake remedial steps. In addition, some of the provisions of the Companies Act overlap with other existing laws and regulations (such as corporate governance provisions and insider trading regulations issued by SEBI). SEBI promulgated the SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015, or the Listing Regulations, which are applicable to all Indian companies with listed securities or companies intending to list its securities on an Indian stock exchange, and the Listing Regulations became effective on December 1, 2015. Pursuant to the Listing Regulations, we are required to establish and maintain a vigilance mechanism for directors and employees to report their concerns about unethical behavior, actual or suspected fraud or violation of our Code of Conduct or ethics policy under our whistleblower policy, to implement increased disclosure requirements for price sensitive information, to conduct elaborate directors familiarization programs and comprehensive disclosures thereof, in accordance with the Listing Regulations. We may face difficulties in complying with any such overlapping requirements. Furthermore, we cannot currently determine the impact of certain provisions of the Companies Act and the revised SEBI corporate governance norms. Any increase in our compliance requirements or in our compliance costs may have a material and adverse effect on our business, financial condition and results of operations.

We are subject to risks associated with legal proceedings and governmental investigations, including potential adverse publicity as a result thereof.

We are and may be involved from time to time in civil, labor, administrative or tax proceedings arising in the ordinary course of business. It is not possible to predict the potential for, or the ultimate outcomes of, such proceedings, some of which may be unfavorable to us. In such cases, we may incur costs and any mitigating measures (including provisions taken on our balance sheet) adopted to protect against the impact of such costs may not be adequate or sufficient. In addition, adverse publicity surrounding legal proceedings, government investigations or allegations may also harm our reputation and brands.

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

The Indian stock exchanges are vulnerable to fluctuations based on changes in monetary policy formulated by the Reserve Bank of India, or RBI. We can make no assurances about future market reactions to RBI announcements and their impact on the price of our Shares and ADSs. Furthermore, our business could be significantly impacted were the RBI to make major alterations to monetary or fiscal policy. Certain changes, including the raising of interest rates, could negatively affect our sales and consequently our revenue, any of which could have a material adverse effect on our financial condition and results of operations.

Rights of shareholders under Indian law may be more limited than under the laws of other jurisdictions.

Our Articles of Association and Indian law govern our corporate affairs. Legal principles relating to these matters and the validity of corporate procedures, directors’ fiduciary duties and liabilities, and shareholders’ rights may differ from those that would apply to a company incorporated in another jurisdiction. Shareholders’ rights under Indian law may not be as extensive as shareholders’ rights under the laws of other countries or jurisdictions, including the United States. You may also have more difficulty in asserting your rights as a shareholder of our company than you would as a shareholder of a corporation organized in another jurisdiction.

The market value of your investment may fluctuate due to the volatility of the Indian securities market.

Stock exchanges in India, including BSE Limited, or the BSE, have, in the past, experienced substantial fluctuations in the prices of their listed securities. Such fluctuations, if they continue or recur, could affect the market price and liquidity of the securities of Indian companies, including our Shares and ADSs. These problems have included temporary exchange closures, broker defaults, settlement delays and strikes by brokers. Volatility in other stock exchanges, including, but not limited to, those in the United Kingdom and China, may affect the prices of securities in India, including our Shares, which may in turn affect the price of our ADSs. In addition, the governing bodies of the stock exchanges in India have from time to time imposed restrictions on trading in certain securities, limitations on price movements and margin requirements. Furthermore, from time to time, disputes have occurred between listed companies and stock exchanges and other regulatory bodies, which in some cases may have had a negative effect on market sentiment.

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

The suit must be brought in India within three years from the date of the judgment in the same manner as any other suit filed to enforce a civil liability in India. Generally, there are considerable delays in the resolution of suits by Indian courts.

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

Although ADS holders have a right to receive any dividends declared in respect of the Shares underlying the ADSs, they cannot exercise voting or other direct rights as a shareholder with respect to the Shares underlying the ADSs. Citibank, N.A. as depositary, or the depositary, is the registered shareholder of the deposited Shares underlying our ADSs, and only the depositary may exercise the rights of shareholders in connection with the deposited Shares. The depositary will notify ADS holders of upcoming votes and arrange to deliver our voting materials to ADS holders only if requested by us. The depositary will try, insofar as practicable, subject to Indian laws and the provisions of our Articles of Association, to vote or have its agents vote the deposited securities as instructed by the ADS holders. If the depositary receives voting instructions in time from an ADS holder which fails to specify the manner in which the depositary is to vote the Shares underlying such ADS holder’s ADSs, such ADS holder will be deemed to have instructed the depositary to vote in favor of the items set forth in such voting instructions. If the depositary has not received timely instructions from an ADS holder, such ADS holder shall be deemed to have instructed the depositary to give a discretionary proxy to a person designated by us, subject to the conditions set forth in the deposit agreement. If requested by us, the depositary is required to represent all Shares underlying ADSs, regardless of whether timely instructions have been received from such ADS holders, for the sole purpose of establishing a quorum at a meeting of shareholders. In addition, in your capacity as an ADS holder, you will not be able to examine our accounting books and records, or exercise appraisal rights. Registered holders of our Shares withdrawn from the depositary arrangements will be entitled to vote and exercise other direct shareholder rights in accordance with Indian law. However, a holder may not know about a meeting sufficiently in advance to withdraw the underlying Shares in time. Furthermore, an ADS holder may not receive voting materials, if we do not instruct the depositary to distribute such materials, or may not receive such voting materials in time to instruct the depositary to vote.

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

We offer a broad portfolio of automotive products, ranging from sub-1 ton to 49 ton GVW trucks (including pickup trucks) to small, medium, and large buses and coaches to passenger cars, premium luxury cars and SUVs.

We have a substantial presence in India and also have global operations in connection with production and sale of Jaguar and Land Rover brand passenger vehicles. We are the largest commercial vehicle manufacturer in terms of revenue in India and among the top six passenger vehicle manufacturers in terms of units sold in India during Fiscal 2017. We estimate that over 8.5 million vehicles produced by us are being operated in India as of the date of this annual report on Form 20-F.

We operate six principal automotive manufacturing facilities in India: at Jamshedpur in the state of Jharkhand, at Pune in the state of Maharashtra, at Lucknow in the state of Uttar Pradesh, at Pantnagar in the state of Uttarakhand, Sanand in the state of Gujarat and at Dharwad in the state of Karnataka. We also operate four principal automotive manufacturing facilities in the United Kingdom through our Jaguar Land Rover business: at Solihull and Castle Bromwich in the West Midlands, at Halewood in Liverpool and an engine plant at Wolverhampton in the West Midlands. In Fiscal 2015, Jaguar Land Rover opened its inaugural overseas manufacturing facility in China with its joint venture partner, Chery Automobile Company Ltd., or Chery, the China Joint Venture. In June 2016, Jaguar Land Rover opened a new manufacturing plant in Itatiaia, Brazil, with an annual production capacity of 24,000 units, where it will produce the Range Rover Evoque and Discovery Sport models.

We expanded our international operations through mergers and acquisitions, and in India made strategic alliances involving non-Indian companies in recent years, including, but not limited to, the following:

•

We have a joint venture agreement with FCA Italy Spa (earlier called Fiat Group Automobiles S.p.A., Italy), part of the Fiat Chrysler Automobiles Group (FCA). Together with the FCA, we operate a facility located at Ranjangaon in Maharashtra to manufacture passenger cars, engines and transmissions for the Indian and overseas markets. Established in April 2008, the plant currently manufactures the Fiat Linea, Fiat Punto, Tata Indica, Jeep, Tata Bolt and Tata Zest vehicles, as well as components for such vehicles, such as engines and transmissions. During May 2012, both the joint-venture partners decided to re-align their Indian joint venture. Accordingly, in March 2013, we and Fiat Group signed a restructuring framework agreement, or RFA. Under the RFA:

•

The joint arrangement shall manufacture and assemble Fiat branded products, Tata products and any new products (including for third parties) in accordance with the terms and conditions settled in the RFA. The current third-party orders shall continue in accordance with current terms.

•	The distribution company, owned by FCA, shall be responsible for distribution of the Fiat vehicles and parts from April 1, 2013.

•

In December 2006, we entered into a joint venture agreement with Thonburi Automotive Assembly Plant Co. Ltd, or the Thonburi Group, to manufacture pickup trucks in Thailand. As at March 31, 2017, we own 95.28% of the joint venture, while the Thonburi Group owns the remaining 4.72%. The joint venture, which began vehicle production in March 2008, enabled us to access the Thailand market, which is a major market for pickup trucks, as well as other potential markets in the Association of Southeast Asian Nations, or ASEAN, region.

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

•

Jaguar Land Rover opened a manufacturing plant for the China Joint Venture in Changshu, China in October 2014 and began manufacturing the Range Rover Evoque shortly thereafter. Manufacture of the Land Rover Discovery Sport commenced in the third quarter of Fiscal 2016 followed by the long wheel base Jaguar XFL in the first half of Fiscal 2017 which went on sale in September 2016. Total phase one investment in the joint venture was approximately RMB 10.9 billion, which contributed toward the establishment of the manufacturing plant, research and development center and engine production facility. Jaguar Land Rover committed to invest RMB 3.5 billion of equity capital in the China Joint Venture, representing 50% of the share capital and voting rights of the joint venture company. Investment to support phase two, which will add additional manufacturing capacity, will be supported by further capital injections from Jaguar Land Rover and Chery.

•

In July 2015, Jaguar Land Rover agreed to a manufacturing partnership with Magna Steyr, an operating unit of Magna International Inc, to build certain future Jaguar Land Rover models in Graz, Austria to support Jaguar Land Rover’s growth plans. We believe that Magna Steyr has extensive contract manufacturing expertise working with many other car manufacturers globally.

•

In December 2015, Jaguar Land Rover concluded an agreement with the Government of the Slovak Republic for the development of a new manufacturing plant in western Slovakia with the first cars expected to be produced in 2018. The new facility represents an investment of GBP1 billion and initial annual capacity of up to 150,000 units with potential further investment of GBP500 million to increase the capacity of the facility to 300,000 vehicles per annum.

•

In June 2017, we signed an agreement with Warburg Pincus to divest an approximately 30% stake in Tata Technologies Limited, or TTL, held by us along with our subsidiary Sheba Properties Limited. The completion of the transaction is subject to regulatory approvals. Following the completion of the transaction, TML will continue to retain approximately 42% in TTL. Warburg Pincus will own a 43% equity interest, with the remaining ownership held by TTL’s management team and other shareholders.

•

On March 30, 2017, TML’s Board approved a scheme of merger and arrangement between TML and TML Drivelines Limited, or TMLDL, a wholly-owned subsidiary of TML. The transaction is currently underway and is expected to be completed in Fiscal 2018. Because TMLDL is a wholly-owned subsidiary, this will not have any impact on the consolidated financial statements.

Please see Item 4.B “—Business Overview—Our Strategy—Capital and Product Development Expenditures” and Item 5.B “Operating and Financial Review and Prospect—Liquidity and Capital Resources—Capital Expenditures” of this annual report on Form 20-F for details on our principal capital expenditures.

Through our other subsidiary and associate companies, we are engaged in providing engineering and automotive solutions, construction equipment manufacturing, automotive vehicle components manufacturing and supply chain activities, machine tools and factory automation solutions, high-precision tooling and plastic and electronic components for automotive and computer applications, and automotive retailing and service operations. TTL is engaged in providing specialized engineering and design services, product lifecycle management, or PLM, and product-centric IT services to leading global manufacturers. TTL’s customers are among the world’s premier automotive, aerospace and consumer durables manufacturers. As at March 31, 2017, 72.32% of TTL was owned by the Tata Group, and it had 14 subsidiaries and one joint venture. As noted above, in June 2017 we signed an agreement with Warburg Pincus to divest an approximately 30% stake in TTL, held by us along with our subsidiary Sheba Property Limited. The completion of the transaction is subject to customary regulatory approvals. Following the completion of the transaction, TML will continue to retain approximately 42% in TTL. Warburg Pincus will own 43%, with the remaining ownership held by TTL’s management team and other shareholders.

TML Distribution Company Limited, or TDCL, our wholly-owned subsidiary, was incorporated on March 28, 2008. TDCL provides distribution and logistics support for distribution of our products throughout India. TDCL commenced its operations in Fiscal 2009.

Our subsidiary, Tata Motors Finance Limited, or TMFL, was incorporated on June 1, 2006, with the objective of becoming a preferred financing provider for our dealers’ customers by capturing customer spending over the vehicle life-cycle relating to vehicles sold by us. In India, TMFL is registered with the RBI as a Systemically Important Non-Deposit Taking Non-Banking Financial Company, or NBFC, and is classified as an Asset Finance Company under the RBI’s regulations on NBFCs. In Fiscal 2015, TMFL acquired 100% shareholding of Rajasthan Leasing Private Ltd, which subsequently changed its name to Tata Motors Finance Solutions Private Ltd, an NBFC registered with the RBI. On June 4, 2015, Tata Motors Finance Solutions Private Ltd was converted into a public limited company, named Tata Motors Finance Solutions Limited or TMFSL. TMFSL focuses on the used vehicle financing business. On March 31, 2016, TMFL acquired 100% shareholding in Sheba Properties Ltd, or Sheba, a wholly-owned subsidiary of TML and an NBFC-registered entity with the Reserve Bank of India, as a part of restructuring and consolidation of financial services companies under TMFL. Pursuant to restructuring arrangements, TMFL transferred its New Vehicle Finance (NVF) business to Sheba on January 31, 2017.

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

As at March 31, 2017, our operations included 78 consolidated subsidiaries, 2 joint operations, 18 joint ventures and 23 equity method affiliates, in respect of which we exercise significant influence. As at March 31, 2017, we had approximately 79,558 permanent employees, including approximately 53,523 permanent employees at our consolidated subsidiaries and joint operations.

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

B. Business Overview

We primarily operate in the automotive segment. Our automotive segment includes all activities relating to the development, design, manufacture, assembly and sale of vehicles including financing thereof, as well as sale of related parts and accessories. The acquisition of the Jaguar Land Rover business has enabled us to enter the premium car market in developed markets, such as the United Kingdom, the United States, Europe and China, as well as several emerging markets, such as Russia, Brazil and South Africa, amongst others. Going forward, we expect to focus on profitable growth opportunities in our global automotive business, through new products and market expansion. Within our automotive operations we continue to focus on integration and synergy through sharing of resources, platforms, facilities for product development and manufacturing, sourcing strategy and mutual sharing of best practices.

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

We produce a wide range of automotive products, including:

•

Passenger Vehicles: Our range of Tata-branded passenger cars include the Nano (micro), the Indica, the Bolt, the Tiago (compact) in the hatchback category, and the Indigo eCS, the Tigor and the Zest (mid-sized) in the sedan category. We have expanded our passenger car range with several variants and fuel options designed to suit various customer preferences. Our Jaguar Land Rover operations have an established presence in the premium passenger car market under the Jaguar brand name. There are five car lines currently manufactured under the Jaguar brand name, including the F-TYPE two-seater sports coupe and convertible the XF sedan (including the long wheel base XFL), the XJ saloon, the XE sports saloon and Jaguar’s luxury performance SUV the F-PACE.

•

Utility Vehicles: We manufacture a range of Tata brand utility vehicles, including the Hexa, the Sumo and the Safari, which are SUVs, the Tata Aria, a crossover, and the Venture, a multipurpose utility vehicle. We offer two variants of the Safari: the Dicor and the Storme. We also offer a variant of the Sumo, the Sumo Gold, which is an entry level UV. There are five car lines under the Land Rover brand, comprising the Range Rover, Range Rover Sport, Range Rover Evoque (including the Evoque convertible), the all new Land Rover Discovery (which went on sale in February 2017) and the Land Rover Discovery Sport. The new Range Rover Velar was revealed to the public in March 2017 and is the 4th Range Rover model, positioned between the Range Rover Evoque and the Range Rover Sport. The Velar is expected to go on sale during the summer of 2017.

•

Light Commercial Vehicles: We manufacture a variety of light commercial vehicles, including pickup trucks and small commercial vehicles. This includes the Tata Ace, India’s first indigenously developed mini-truck, with a 0.7 ton payload with different fuel options; the Super Ace, with a 1-ton payload; the Ace Zip, with a 0.6 ton payload; the Magic and the Magic Iris, including an electric variant, both of which are passenger variants for commercial transportation developed on the Tata Ace platform; and the Winger. In addition, we launched the Xenon Yodha pickup truck and Magic Mantra passenger carrier in Fiscal 2017.

•

Medium and Heavy Commercial Vehicles: We manufacture a variety of medium and heavy commercial vehicles, which include trucks, tractors, buses, tippers, and multi-axle vehicles, with GVWs (including payload) of between 8 tons and 49 tons. In addition, through Tata Daewoo Commercial Vehicle Co. Ltd., or TDCV, we manufacture a wide array of trucks ranging from 215 horsepower to 560 horsepower, including dump trucks, tractor-trailers, mixers and cargo vehicles. Our signature product is the Prima and Prima LX range of trucks, which are sold in India and South Korea as well as exported to a number of countries in South Asia, Middle East and Africa. The SIGNA range of new M&HCV trucks launched in 2016 has been extended to several additional tractor and tipper variants. We also offer a range of buses, which includes the Semi Deluxe Starbus Ultra Contract Bus and the new Starbus Ultra. Our range of buses is intended for a variety of uses, including as intercity coaches (with both air-conditioned and non-air-conditioned luxury variants), as school transportation and as ambulances. In Fiscal 2017 we introduced a range of electric and hybrid passenger products, including the Starbus Electric 9m/12m and the Starbus Hybrid 12m.

Our other operations business segment includes information technology, or IT, services and machine tools and factory automation solutions.

Our Strategy

We intend to further strengthen our position in the Indian automobile industry by launching new products, investing in research and development, strengthening our financial position and expanding our manufacturing and distribution network. We have pursued a strategy of increasing our presence in the global automotive markets and enhancing our product range and capability through strategic acquisitions and alliances. Our goal is to position ourselves as a major international automotive company by offering products across various markets by combining our engineering and other strengths as well as through strategic acquisitions. Our strategy to achieve these goals consists of the following elements:

Continued focus on new product development

Our recent product launches and anticipated product launches include the following:

•	Xenon Yodha Pickup: The Xenon Yodha is a new Pick-up range, which offers high performance at low costs.

•

SIGNA range of M&HCVs: Compared to prior models, the SIGNA range offers improved cab experience, connected vehicle-related functionalities and an improved driveline. This range is being extended across the heavy product line.

•	Magic Mantra: The Magic Mantra is a small passenger vehicle in the SCV segment, which offers performance combined with fuel efficiency and a low cost of ownership.

•

Electric and Hybrid Bus range: Tata Motors launched two variants of its emission-free, ultra-quiet and efficient STARBUS ELECTRIC buses and the STARBUS HYBRID diesel-electric hybrid bus. The STARBUS HYBRID is the most advanced bus in India

•	Jaguar XE: The all new Jaguar XE went on retail sale in the United States in May 2016.

•	Jaguar XFL: The all new long wheel base Jaguar XFL, specifically designed for the China market, is produced by or China joint venture and went on sale in September 2016.

•	Jaguar F-PACE: The Jaguar F-PACE luxury performance SUV went on sale in April 2016.

•	Range Rover Evoque: The new Range Rover Evoque convertible went on sale in June 2016.

•	Land Rover Discovery: The all new Land Rover Discovery went on sale in February 2017.

•

The new Range Rover Velar was revealed to the public in March 2017 and is the 4th Range Rover model positioned between the Range Rover Evoque and the Range Rover Sport. The Velar is due to go on sale during the summer of 2017.

•

The new Jaguar XF Sportbrake was revealed to the public on June 14 by Andy Murray ahead of Wimbledon 2017 for which Jaguar is the official car partner. The new XF Sportbrake is due to go on sale during the summer of 2017.

•	Jaguar I-PACE concept: Jaguar Land Rover’s first battery electric vehicle was revealed to the public in November 2016 and is expected to go on sale in 2018

•	Jaguar E-PACE: Jaguar’s new compact performance SUV was announced on June 21, 2017 and is expected to be revealed to the public on July 13, 2017.

•	Hexa: Our contemporary SUV was launched in January 2017.

•	Tigor: Our subcompact sedan was launched in March 2017

•	Nexon: Our subcompact SUV is expected to go on sale in Fiscal 2018.

•

Production of Jaguar Land Rover’s in-house 4 cylinder Ingenium gasoline engine commenced at the Engine Manufacturing Centre in Wolverhampton in the UK in September 2016 and is now available in the Jaguar XE, XF, F-PACE and in the Land Rover Discovery Sport and the Range Rover Evoque. The Ingenium gasoline engine will also be available in the new Range Rover Velar from launch.

Further, during Fiscal 2017, we increased our global presence by launching the Super Ace in Vietnam, the Xenon pickup in Bolivia, the Prima truck in Bhutan and the Kingdom of Saudi Arabia and the Ultra truck in Kenya. Tata Motors also signed orders to supply 562 buses to the Government of Côte d’Ivoire, 67 Winger ambulances to the Government of Sri Lanka and 553 Xenon pickups to Pos Malaysia Berhad, the country’s postal company.

Our research and development focuses on developing and acquiring the technology, core competencies and skill sets required for the timely delivery of our envisaged future product portfolio with industry-leading features across our range of commercial and passenger vehicles. For the passenger vehicle product range, our focus is on stunning design, driving pleasure and connected car technologies. For the commercial vehicle product range, our focus is on enhancing fuel-efficiency and minimizing the total cost of ownership. We continue to endeavor to adopt technologies for our product range to meet the requirements of a globally competitive market. We have also undertaken programs for development of vehicles, which run on alternate fuels such as LPG, CNG, bio-diesel, electric-traction and hydrogen.

We have plans to expand the range of our product base further supported by our strong brand recognition in India, our understanding of local consumer preferences, in-house engineering capabilities and extensive distribution network. With growing competition, changing technologies and evolving customer expectations, we understand the importance of bringing new platforms to address market gaps and further enhance our existing range of vehicles to ensure customer satisfaction. Our capital expenditures totaled Rs.311,627 million, Rs.306,233 million and Rs.335,771 million during Fiscal 2017, 2016 and 2015, respectively, and we currently plan to invest approximately Rs.400 billion in Fiscal 2018 in capacity, new products and technologies.

Jaguar Land Rover continues to invest in enhancing its technological strengths through in-house research and development activities, including the development of its engineering and design centers which centralize Jaguar Land Rover’s capabilities in product design and engineering. Jaguar Land Rover also participates in advanced research consortia that bring together leading manufacturers, suppliers or academic specialists in the United Kingdom and are supported by funding from the UK Government’s Technology Strategy Board.

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

Our product portfolio of Tata-brand vehicles includes the Nano, Indica, Tiago, Indigo, Tigor, Sumo, Sumo Grande, Safari, Safari Storme, Hexa, Aria, Zest, Bolt and Venture, which enable us to compete in various passenger vehicle market categories. We also offer alternative fuel vehicles under the Nano and Indigo brands. We also intend to expand our sales reach and volumes in rural areas, where an increase in wealth has resulted in a declining difference between urban and rural automobile purchase volumes.

Jaguar Land Rover invests substantially in the development of new products for new and existing segments by introducing new powertrains and technologies, including CO2 reduction and electrification that satisfy both customer preferences and regulatory requirements. Jaguar Land Rover also invests in expanding manufacturing capacity in the United Kingdom and internationally to meet customer demand. Jaguar Land Rover expects investment spending of over GBP4 billion (approximately Rs.324 billion) in Fiscal 2018, reflecting its growth plans. Around half of that investment is expected to be spent on R&D with the other half expected to be spent on tangible fixed assets such as facilities, tools and equipment as well as other investments.

In October 2014, Jaguar Land Rover opened its Engine Manufacturing Centre at Wolverhampton, in the West Midlands. The plant currently manufactures Jaguar Land Rover’s own in-house 2.0-liter diesel and gasoline engines which are now available across the majority of models. Jaguar Land Rover’s in-house engines have been engineered to ensure maximum manufacturing efficiency, flexibility to increase the number of engine variants and consistently high quality.

In July 2015, Jaguar Land Rover agreed to a manufacturing partnership with Magna Steyr, an operating unit of Magna International Inc, to build certain future Jaguar Land Rover models in Graz, Austria. Jaguar Land Rover has also announced that the Jaguar I-PACE, their first battery electric vehicle, will be produced under contract manufacture with Magna Steyr in Graz. In December 2015, Jaguar Land Rover announced initial investment of GBP1 billion to build a manufacturing facility in Slovakia (Europe) with annual capacity of 150,000 units and production scheduled to commence from Fiscal 2018. The new Land Rover Discovery will be the first vehicle to be produced at the Slovakia plant. Subject to feasibility studies, Jaguar Land Rover has the option to invest a further GBP500 million to expand capacity to 300,000 units annually. In June 2016, Jaguar Land Rover opened its first wholly-owned international manufacturing plant in Brazil, which manufactures the Evoque and Discovery Sport for the local market.

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

Through close coordination supported by our IT systems, we monitor quality performance in the field and implement corrections on an ongoing basis to improve the performance of our products, thereby improving customer satisfaction. We believe our extensive sales and service network has also enabled us to provide quality and timely customer service. We are encouraging focused initiatives at both sales and service touch points to enhance customer experience and strive to be best in class, and we believe that the reach of our sales, service and maintenance network provides us with a significant advantage over our competitors. We ranked second in the J.D. Power Asia Pacific 2016 India Customer Service Index (CSI) Study score, moving up from the third spot last year.

In our passenger vehicle segment, we launched the Tiago, Hexa and Tigor in Fiscal 2017. The Tiago received a strong response and accolades with 18 awards during the year.

S.No	Media	Award Show	Category
1	Overdrive	CNBC-TV18 OVERDRIVE Awards 2017	Compact car of the year
2	NDTV	Car and Bike Awards 2017	Entry hatchback of the year 2017
3	Motor VIkatan	Motors Vikatan Awards	Car of the year Award
4			Hatchback of the Year award
5			Value for Money Award
6	Team BHP	Team BHP Awards	Car of the Year 2016
7	Autocar India	2017 Autocar Awards	Best Value for Money Car of the Year – Tata Tiago
8			Compact Car of the Year – Tata Tiago
9	BTVi	The Auto Show Car & Bike India Awards 2017	Compact Hatchback Of The Year
10	BBC Topgear India	BBC Topgear awards 2017	Compact Car of the Year – Tata Tiago
11	T3	Innovation, Technology and Imaging Awards 2017	“MAKE IN INDIA” Award
12	Flywheel	Flywheel Auto Awards 2017	Flywheel Mid-Size Hatchback of the Year – Tata Tiago
13	Vicky.in	2016 People’s Choice Car and Bike Awards	Car of the year
14	MotorBeam	MotorBeam Awards 2016	Readers’ choice MotorBeam car of the year
15	Autoportal	Autoportal Best Car Awards 2017	Best Hatchback of the year
16	Evo India	Times Auto Awards 2016 with evo India & Fast Bikes India	Hatchback of the Year
17	Automotive India	Automotive India Awards	Viewers choice car of the year 2016
18	Motoring World	Motoring World Awards 2017	Compact Car of the Year: Tata Tiago

We also won several awards at the Apollo CV Awards in February 2017, with the Tata Armored Personnel Carrier winning special CV Application of the Year; Prima 2528.K winning MCV Tipper of the Year; Signa 4923.S tractor winning HCV Tractor Cargo Carrier of the Year and the Tata Double Deck tractor trailer winning CV application builder of the Year. One of our dealerships, Cargo Motors, won the Dealership of the Year award.

As a key stakeholder in the Indian trucking industry Tata Motors launched the “Use Dipper at Night” campaign in 2016 to help promote safe sexual health among Indian truck drivers. This was a highly successful campaign winning numerous global and regional awards, including:

Cannes 2016:

•	Silver for Public Health Service (Media Category)

•	Bronze for Education Service (Health & Wellness Category)

Spikes Asia 2016:

•	Silver at Spikes Asia 2016 under Education & Awareness (including Fundraising and Advocacy) category.

•	Bronze in the Promotional Item Design category.

•	Bronze in the Health & Wellness – Education and Service category.

Effies 2016:

•	Silver in the category Effie for Good.

Jaguar and Land Rover has received approximately 213 awards from leading international motoring writers, magazines and opinion leaders during Fiscal 2017, reflecting the strength of its model line-up, design and engineering capabilities. A selection of recent awards is listed below.

Award	Model	Awarding Institution	Date
Best Saloon Car – (Mid-Full size)	Jaguar XF	Golden Steering Wheel Awards	November 2016
Sport Auto Award	Jaguar F-TYPE	Auto Motor Sport	October 2016
Compact SUV of the Year 2016	Jaguar F-PACE	Auto Express Awards	July 2016
SUV of the Year	Range Rover Evoque	Off Road Award – Off Road	June 2016
Most Popular SUV	Discovery Sport	Honest John
Best vehicle in “Sports car/ Coupe/ Roadster/ Convertible” category	Jaguar F-TYPE	Top 5 AUTO Ceremony	May 2016
Autocar Star Award	Range Rover Sport	Autocar	May 2016

Environmental performance

Jaguar Land Rover’s strategy is to invest in products and technologies that are ahead of expected stricter environmental regulations and ensure that it benefits from a shift in consumer awareness of the environmental impact of their vehicles. Jaguar Land Rover’s environmental vehicle strategy focuses on developing new propulsion technology, overall vehicle weight reduction and reducing parasitic losses through the driveline. It has developed diesel hybrid versions of the Range Rover and Range Rover Sport, without compromising the vehicles’ off-road capability or load space.

Jaguar Land Rover uses aluminum and other lightweight materials to reduce overall vehicle weight and improve fuel and CO2 efficiency. For example, the Jaguar XE is the only vehicle in its class to use an aluminum-intensive monocoque. Jaguar Land Rover plan to continue to build on this expertise and extend the application of aluminum construction as they develop a range of new products. The aluminum body architecture introduced on the Jaguar XE is also used in the new lightweight Jaguar XF and the new Jaguar F-PACE. The all-new Land Rover Discovery uses the same lightweight architecture as the Range Rover and Range Rover Sport.

Jaguar Land Rover is also developing more efficient powertrains and other related technologies. This includes smaller and more efficient 2.0-liter diesel and gasoline engines (now available across the majority of our model range), stop-start, mild and plug-in hybrids as well as battery electric propulsion technologies. Jaguar Land Rover’s smaller and more efficient family of Ingenium diesel and gasoline engines as well the lightweight Range Rover and Range Rover Sport Diesel Hybrids, powered by downsized and more efficient engines and alternative powertrains have all contributed to the improvement of Jaguar Land Rover’s carbon footprint.

Jaguar Land Rover’s current product line-up is the most efficient it has ever been and the environmental performance of its vehicles has been further improved through the launch of new models. The new Land Rover Discovery uses lightweight aluminum construction which weighs 480 kg less compared to the old model, thus delivering enhanced fuel-efficiency and reduced CO2 emissions. The aluminum-intensive Jaguar XE is the most fuel-efficient Jaguar and the first Jaguar Land Rover vehicle to receive a UK VED Band A rating resulting in a GBP0 per annum tax rate for customers. The aluminum-intensive XF delivers improved fuel consumption and CO2 emission performance. The 2.0-liter Ingenium diesel and gasoline engines, now used extensively in the product line-up, provide significant CO2 reductions as compared to the outgoing powertrains.

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

Expanding our international business

Our international expansion strategy involves entering new markets where we have an opportunity to grow and introducing new products to existing markets in order to grow our presence in such markets. Our international business strategy has already resulted in the growth of our international operations in select markets and chosen segments over the last five years. Based on our internal assessments, in recent years, we have grown our market share across various African and Middle East markets such as Tanzania, Saudi Arabia, and United Arab Emirates, in addition to maintaining our dominant market position in the South Asian markets of Bangladesh, Nepal and Sri Lanka based on data compiled by our country managers. In keeping with our strategy to enter and grow in new regions, we have focused on business in the ASEAN countries, where in recent years we entered Indonesia, Malaysia, Vietnam and the Philippines. We entered Tunisia two years ago, and are already a major player in the pickup truck market.

We have also expanded our international presence through acquisitions and joint ventures. Our acquisition of Jaguar Land Rover significantly expanded our overseas markets. Through Jaguar Land Rover, we offer products in the premium performance car and premium all-terrain vehicle categories with globally recognized brands, and we have diversified our business across markets and product categories as a result. We intend to build upon the internationally recognized brands of Jaguar Land Rover. The production of the Range Rover Evoque commenced at the China Joint Venture in October 2014 and went on general retail sale in China in February 2015. Production of the Discovery Sport was also added as the second vehicle to be manufactured at the China joint venture in Fiscal 2016, which went on general retail sale in November 2015 and in September 2016, sales of the long wheelbase Jaguar XFL from our China joint venture began. The Company will aim to continue to build upon the internationally recognized brands of Jaguar Land Rover. Jaguar Land Rover also has ambitious plans to continue to develop the product range, for example by introducing the new Range Rover Velar, which commences sale in the summer of 2017. Jaguar Land Rover intends to expand its global footprint by increasing marketing and its global dealer network as well as expanding its manufacturing base in the United Kingdom and internationally, including the new manufacturing facility in Brazil, which opened in June 2016, and at the new manufacturing plant in Slovakia where production of the Land Rover Discovery is scheduled to commence in Fiscal 2018.

Our joint venture with the Thonburi Group, Tata Motors (Thailand) Limited, is also focusing on increasing its geographical reach by introducing Thailand-manufactured pickup trucks in other Asian markets. Thailand-produced pickup trucks were introduced in Malaysia in the beginning of Fiscal 2015.

During Fiscal 2008, we established a joint venture company to undertake manufacture and assembly operations in South Africa, which has been one of our largest export markets from India in terms of unit volume. The joint venture company, Tata Motors (SA) (Proprietary) Limited, commenced operations in July 2011. Currently, Tata Motors (SA) (Proprietary) Limited caters to the South African and Mozambique markets and, in Fiscal 2017, sold 703 chassis.

Reducing operating costs

We believe that our scale of operations provides us with a significant advantage in reducing costs and we plan to continue to sustain and enhance this cost advantage.

Our ability to leverage our technological capabilities and our manufacturing facilities among our commercial vehicle and passenger vehicle businesses enables us to reduce cost. For example, the diesel engine used in our Indica was modified to engineer a new variant for use in the Ace platform, which helped to reduce the project cost. Similarly, platform sharing for the manufacture of pickup trucks and UVs enables us to reduce capital investment that would otherwise be required, while allowing us to improve the utilization levels at our manufacturing facilities. Where appropriate, we intend to apply our existing low-cost engineering and sourcing capability to Jaguar Land Rover vehicles.

Our vendor relationships also contribute to our cost reductions. For example, we believe that the vendor rationalization program that we are undertaking will provide economies of scale to our vendors, which would benefit our cost programs. We are also undertaking various internal and external benchmarking exercises that would enable us to improve the cost effectiveness of our components, systems and sub-systems.

We have intensified efforts to review and realign our cost structure through a number of measures such as reduction of manpower costs and rationalization of other fixed costs. Our Jaguar Land Rover business continues to focus on cost management initiatives such as streamlining its purchasing processes and building on its strong relationships with suppliers while increasing employee deployment and flexibility across its sites. In addition, as explained above, our Jaguar Land Rover business continues to increase its use of its new modular aluminum architecture across vehicle platforms.

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

Expanding customer financing activities

With financing a critical factor in vehicle purchases, and in light of the rising consumer aspirations in India, we intend to expand our vehicle financing activities to enhance our sales. In addition to improving our competitiveness in customer attraction and retention, we believe that expanding the financing business may also contribute toward moderating the impact on our financial results from the cyclical nature of vehicle sales. As part of our efforts, we have teamed up with various public sector, cooperative and Grameen banks to introduce new financing schemes. TMFL has increased its reach by opening a number of limited services branches in tier 2 and 3 towns. During Fiscal 2017, 49 spoke branches were introduced. These branches are attached to hub branches, which increase customer touchpoint and expedite loan processing times. This has reduced turnaround times and, we believe, improved customer satisfaction. TMFL’s channel finance initiative and fee-based insurance support business have also helped improve profitability. To facilitate increased sales, we are also working on arranging financing tie-ups in our international markets.

Continuing to invest in technology and technical skills

We believe we are one of the most technologically advanced indigenous vehicle manufacturers in India. Over the years, we have enhanced our technological strengths through extensive in-house research and development activities. Further, our research and development facilities at our subsidiaries, such as TMETC, TDCV, TTL, and Trilix, together with the two advanced engineering and design centers of Jaguar Land Rover, have increased our capabilities in product design and engineering. In our Jaguar Land Rover business, we are committed to investments in new technologies to develop products that meet the challenges and opportunities of the premium market, including developing sustainable technologies, like electric propulsion, to improve fuel economy and reduce CO2 emissions. We consider technological leadership to be a significant factor in continued success, and therefore intend to continue to devote significant resources to upgrade our technological base.

Maintaining financial strength

Our cash flow from operating activities in Fiscal 2017 and 2016 was Rs.303,107 million and Rs.374,713 million, respectively. Our operating cash flows are primarily due to our Jaguar Land Rover business, implementation of cost reduction programs, and prudent working capital management. We have established processes for project evaluation and capital investment decisions with an objective to enhance our long-term profitability.

Leveraging brand equity

We believe customers associate the Tata name with reliability, trust and ethical value, and that our brand name is gaining significant international recognition due to the international growth strategies of various Tata companies. The Tata brand is used and its benefits are leveraged by Tata companies to their mutual advantage. We recognize the need for enhancing our brand recognition in highly competitive markets in which we compete with internationally recognized brands. We, along with Tata Sons and other Tata companies, will continue to promote the Tata brand and leverage its use in India, as well as in various international markets where we plan to increase our presence. Supported by the Tata brand, we believe our product brands such as the Indica, Indigo, Sumo, Safari, Aria, Venture, Nano, Ace, Magic and Prima, Daewoo, Jaguar, Range Rover and Land Rover are highly regarded, which we intend to continue to nurture and promote. At the same time, we will continue to build new brands, such as the newly launched SIGNA range of M&HCVs, and the Tiago, the Hexa and the Tigor to further enhance our brand equity.

In Fiscal 2017, we introduced a new sub-brand, TAMO, to leverage new business models and technologies. It is a fast-paced vertical working in an incubator environment for providing innovative mobility solutions. TAMO as a new, separated vertical will operate in the first step on a low volume, low investment model to provide fast tracked proofs of technologies and concepts. TAMO will act as an open platform to network with global startups and leading tech companies, to get access to trends, innovations and solutions, for the design of exciting future products and services. For the rapidly changing automotive environment, TAMO is expected to transform the experience of interfacing and interacting with customers and the wider community. TAMO provides a digital eco-system, which will be leveraged by Tata Motors to support the mainstream business in the future.

Our commercial vehicle initiative, Project Neev, provides a growth program for rural India designed to promote self-employment. Local, unemployed rural youth have been enrolled and trained to work from home as promoters of our commercial vehicles. Project Neev is currently operational in 19 states in India and has engagements in 456 districts and 3,613 sub-districts, which covers more than 470,500 villages. The rural penetration drive initiated through Project Neev has deployed an approximately 6,500 member dedicated team in towns and villages with populations of less than 50,000. Project Neev currently completed its fifth wave of expansion, and we anticipate that it will operate in all major states across India within the next couple of years. This program has been appreciated and recognized in various forums, such as the Rural Marketing Association of India Flame Awards for excellence in the field of rural marketing.

In light of the positive response received by “Truck World: Advanced Trucking Expo”, which was launched in Fiscal 2015, we organized five Truck World events in Fiscal 2017—at Chandigarh, Hyderabad, Guntur, Kanpur and Delhi. This exposition showcases our offering of medium and heavy commercial vehicles, alongside our own service-related brands, such as Tata Genuine Parts, Tata Delight and Tata FleetMan.

Another initiative through our commercial vehicles business is TATA-OK. TATA-OK seeks to promote our commercial vehicles by capturing new customer segments (such as economical and used vehicle buyers), promoting the sale of new vehicles through the exchange of used commercial vehicles at our dealerships, increasing the resale value of its commercial vehicles products, and facilitating deeper customer engagement and thereby promoting brand loyalty. TATA-OK retailed over 9000 vehicles in Fiscal 2017.

We offer a variety of support products and services for our customers. Tata FleetMan, our telematics and fleet management service, is designed to enable the commercial sector to boost productivity and profitability. With the goal of bringing the most advanced technology in this area to our customers, we have entered into a partnership with UK-based Microlise Limited to introduce global standards of telematics and fleet management solutions into the Indian logistics and transport industry, to enhance Tata FleetMan’s telematics systems through upgrades of the underlying technology and to develop the next generation of fleet telematics solutions for the Indian transport industry. Original equipment fitment of Tata Fleetman commenced in Fiscal 2016, and as of Fiscal 2017, we have covered the entire Prima and tractor-trailer range.

In Fiscal 2017, we introduced Tata Kavach, which, after an accident, delivers a vehicle in 15 days following approval by the insurance company or pays a penalty to the customer. Tata Alert continues to provide breakdown assistance by promising to respond to the breakdown site within four hours of notification and to return the vehicle to the road within 48 hours. This was coupled with the introduction of new services, such as the Tata on-site service and parts support through the use of container workshops. These workshops are an on-site service support system that deploy a container on-site, which houses the repair equipment, while the repairs are done in the open. In addition, we offer on-demand annual maintenance contracts or AMCs, which provides maintenance solutions to all customers for a wide range of vehicles, including large fleet owners.

We offer triple benefit insurance products for some of our commercial vehicles, which provide coverage with zero depreciation, loss of revenue, and replacement for total loss in case of accident. We offer a warranty of 4 years/400,000 kilometers on drivelines for our entire range of heavy trucks with 16 tons and higher GVW.

As of March 2017, the “Humare Bus Ki Baat Hain” a campaign started in 2013 to cultivate safe practices of school bus drivers, promote our brand and build connections with riders and other stakeholders, has conducted 1,792 sessions, covering 2,313 schools in 299 cities/towns and engaged with over 96,586 school staff. In January 2015, we launched Tata SKOOLMAN, a student and school bus safety initiative, which is a telematics-based tracking solution, as a standard accessory for Tata Ultra range of school buses. In June 2016, we organized a ‘School Bus Expo’ in Bangalore, in which we exhibited our entire range of school buses and vans, namely the Iris, Magic, Winger, CityRide EX, Starbus and the Starbus Ultra, and also showcased Tata Skoolman. During Fiscal 2017, we also organized Season 4 of the T1 Prima Truck Racing Championship, which drew in over 30,000 spectators. The highlights this year were the inclusion of FIA’s European Truck Racing Championship (ETRC) drivers in addition to the current crop of racers from the British Truck Racing Association (BTRA), the first female truck driver and an expansion of the Indian truck driver racing training program called the “T1 Racer Program”. The T1 Racer Program (TRP) is a program started in 2016 to identify regular Indian truck drivers and train them to become racers. Fiscal 2017 also saw the unveiling of a 1,000 bhp truck, which will feature as the racing platform for future editions.

Overview of Automotive Operations

We sold 1,157,808, 1,064,596 and 997,550 units in Fiscal 2017, 2016 and 2015, respectively, consisting of 557,002 units of Tata and other brand vehicles and 600,806 units (including retail sales from the China Joint Venture) of Jaguar Land Rover vehicles in Fiscal 2017. In terms of units sold, our largest market is India where we sold 480,915 and 452,260 units during Fiscal 2017 and 2016 (constituting 41.5% and 42.5% of total sales in Fiscal 2017 and Fiscal 2016, respectively), followed by Europe, where we sold 142,601 units and 130,241 units in Fiscal 2017 and 2016, respectively (constituting 12.3% and 12.2% of total sales in Fiscal 2017 and 2016, respectively). A geographical breakdown of our revenue is set forth in Item 5.A “—Operating Results—Geographical breakdown”.

Our total sales (including international business sales, Jaguar Land Rover sales and sales by our China Joint Venture) in Fiscal 2017, 2016 and 2015 are set forth in the table below:

Category	Year ended March 31
	2017		2016		2015
	Units	%	Units	%	Units	%
Passenger cars	319,638	27.6%	212,152	19.9%	199,824	20.0%
Utility vehicles	442,073	38.2%	461,491	43.4%	420,533	42.2%
Light Commercial Vehicles	216,222	18.7%	205,531	19.3%	222,006	22.3%
Medium and Heavy Commercial Vehicles	179,875	15.5%	185,422	17.4%	155,187	15.5%

Total	1,157,808	100.0%	1,064,596	100.0%	997,550	100.0%

Tata and other brand vehicles

The following table sets forth our total sales of Tata and other brand vehicles:

Category	Year ended March 31
	2017		2016		2015
	Units	%	Units	%	Units	%
Passenger cars	140,887	25.3%	110,046	21.1%	121,741	23.2%
Utility vehicles	20,018	3.6%	19,512	3.8%	25,588	4.9%
Light Commercial Vehicles	216,222	38.8%	205,531	39.5%	222,006	42.3%
Medium and Heavy Commercial Vehicles	179,875	32.3%	185,422	35.6%	155,187	29.6%

Total	557,002	100.0%	520,511	100.0%	524,522	100.0%

Our overall vehicle sales for Tata and other brand vehicles increased by 7.0% to 557,002 units in Fiscal 2017 from 520,511 units in Fiscal 2016. The revenue attributable to Tata and other brand vehicles (before inter-segment elimination) increased by 5.7% to Rs.518,431 million in Fiscal 2017, compared to Rs.490,344 million in Fiscal 2016. Fiscal 2017 was marked by politically and economically significant events, including circumstances surrounding Brexit, demonetization in India and Mr. Trump’s victory in the 2016 U.S. presidential elections. Although demonetization contributed to a 2.3% decline in the industry sale of Passenger Vehicles and Commercial Vehicles in December 2016, it has been less disruptive than anticipated. The impact of Brexit and changes in U.S. policy remain to be seen.

According to data released by the Society of Indian Automobile Manufacturers (SIAM), in Fiscal 2017, Indian automotive industry (PV & CV) recorded 8.2% growth in domestic sales as compared to 8.0% growth in Fiscal 2016. The passenger vehicle (PV) grew 9.2% in Fiscal 2017 (as compared to 7.2% in Fiscal 2016). Stable crude oil prices, lower inflation and lower interest rates in Fiscal 2017 contributed to an improvement in consumer sentiment, which in turn contributed to an increase in passenger vehicle sales. On the other hand, commercial vehicle industry registered 4.2% growth in Fiscal 2017 as compared to 11.5% growth in previous fiscal. Despite expectations of higher capital expenditures and revivals in the mining, quarrying and manufacturing sectors, commercial vehicle industry witnessed lower growth mainly due to a slowdown in economic activity led by demonetization and weak industrial growth.

We sold 557,002, 520,511 and 524,522 units of Tata and other brand vehicles in Fiscal 2017, 2016 and 2015, respectively. Of the 557,002 units sold overall in Fiscal 2017, we sold 480,915 units of Tata and other brand vehicles in India, while 76,087 units were sold outside of India, compared to 452,260 units and 68,251 units, respectively, in Fiscal 2016. Our share of the Indian four wheeler automotive vehicle market, which consists of automobile vehicles other than two- and three-wheeler categories, decreased from 13.1% in Fiscal 2016 to 12.8% in Fiscal 2017. We maintained our leadership position in the commercial vehicle category in the industry, which was characterized by increased competition during the year. The passenger vehicle market also continued to be subject to intense competition.

A principal reason for the decline in the volume of sales of Tata and other brand vehicles, mainly medium and heavy commercial vehicles, is the weak replacement - led demand, impact on cash availability due to demonetization and lower than expected pre-buying (ahead of the implementation of BSIV norms.)

The following table sets forth our market share in various categories in the Indian market based on wholesale volumes:

Category	Year ended March 31
	2017	2016	2015
Passenger cars[1]	6.5%	5.3%	5.9%
Utility vehicles[2]	2.1%	2.7%	3.7%
Light commercial vehicles[3]	41.1%	42.2%	47.0%
Medium and heavy commercial vehicles	49.2%	51.9%	54.4%

Total Four-Wheel Vehicles	12.8%	13.1%	14.1%

Source: Society of Indian Automobile Manufacturers Report and our internal analysis.

[1]	Passenger Cars market share data includes sales of Fiat vehicles distributed by us and Jaguar Land Rover vehicles sold in India.
[2]	Utility Vehicles market share data includes the market share for Vans V1 category (i.e., Tata Venture) and excludes Vans V2 segment (i.e., Tata Ace Magic).
[3]	Light Commercial Vehicles market share data includes the market shares for Vans V2 category (i.e., Tata Ace Magic) in accordance with SIAM’s classification of passenger vehicles.

Passenger vehicles in India

Industry-wide sales of passenger vehicles grew by 9.6% in Fiscal 2017, compared to 7.6% in Fiscal 2016. The growth in sales volumes was reflected across both passenger vehicle categories and was primarily attributable to reduced fuel prices, improved consumer sentiment, and lower interest rates. Hatchback sales remained flat, but sedans continued to show growth with new launches. The utility vehicle category has also shown significant growth, mainly with strong performances in softroad SUVs and multi-purpose vehicles.

Reflecting growth in the Indian passenger vehicle sector, our passenger vehicle sales in India increased by 24.9% to 156,731 units in Fiscal 2017 from 125,477 units in Fiscal 2016, due to new-product offerings by us, compared to our competitors.

Passenger Cars

During Fiscal 2017, in the passenger car category, our sales increased by 29.4% to 138,152 units from 106,733 units in Fiscal 2016 and our overall market share of passenger cars in India was higher at 6.5% in Fiscal 2017, as compared to 5.3% during Fiscal 2016. In April 2017, we launched the Tiago and sold 59,814 units in Fiscal 2017. Tata Tigor was launched in last week of March 2017. These new product offerings have helped us increase the market share and vehicle volumes of our passenger cars.

Utility vehicles

Our sales in the utility vehicles category decreased marginally by 0.9% in Fiscal 2017 to 18,579 units from 18,744 units in Fiscal 2016. Our share in the overall utility vehicles category has declined mainly due to a lack of presence in the growing compact SUV and softroader categories, resulting in our overall market share of utility vehicles in India decreasing to 2.1% in Fiscal 2017 from 2.7% during Fiscal 2016. In January 2017, we launched the Hexa, a crossover.

Commercial vehicles in India

Sales of commercial vehicles in India increased by 3.2% in Fiscal 2017, compared to 9.6% in Fiscal 2016. However, in Fiscal 2017, we recorded commercial vehicle sales of 324,184 units, as compared to 326,783 units in Fiscal 2016, registering a decrease of 0.8%, as compared to an increase of 2.8%.

M&HCVs

Industry-wide sales in the M&HCV category increased marginally by 0.04% in Fiscal 2017, as compared to 30.3% in Fiscal 2016. Weak replacement-led demand, subdued freight demand from industrial segments which was further hit by demonetization and lower than expected pre-buying ahead of Bharat Stage IV conversion resulted in a 7.7% decrease in our M&HCV truck sales as compared to Fiscal 2016. However, our sales of M&HCV buses grew by 16.5% in Fiscal 2017.

In Fiscal 2017, our sales in the M&HCV category decreased by 5.3% to 148,776 units in Fiscal 2017 from 157,120 units in Fiscal 2016. Apart from weak replacement-led demand and subdued freight demand, our sales were also affected by the government’s demonetization program, which led to a cash shortage and consumers, apprehensive of the uncertainty surrounding demonetization, choosing to defer their purchases following the cessation of the program. Sales were also affected by the Supreme Court judgement prohibiting the sale of all Bharat Stage III vehicles from April 1, 2017. This lead to an increased focus at the dealer level to reduce the levels of unsold stock. The M&HCV buses, however, grew by 16.5% outperforming the industry due to strong demand from State Transport Undertakings (STUs).

Our overall market share of M&HCV sales in India decreased to 49.2% in Fiscal 2017 from 51.9% in Fiscal 2016, primarily due to increased competition.

LCVs

The overall flat growth in sales in the M&HCV category was marginally offset by an increase of sales in the LCV category by 5.6% to 427,384 units in Fiscal 2017 from 401,908 units in Fiscal 2016. Though the LCV truck industry started recovering in January, the process has been slower than anticipated, primarily due to the negative effects of demonetization and GST uncertainty.

Our sales in the LCV category grew by 3.4% to 175,408 units in Fiscal 2017 from 169,663 units in Fiscal 2016 due to the increase in the LCV market industry wide. Our overall market share of LCV sales in India increased to 41.1% in Fiscal 2017 from 42.2% during Fiscal 2016. Our LCV truck segment saw a growth of 7.1% year-on-year against the industry growth of 7.9%.

Tata and other brand vehicles—Exports

International business has consistently expanded since its inception in 1961. We have a global presence in more than 46 countries, including all South Asian Association for Regional Cooperation countries, South Africa, Africa, Middle East, Southeast Asia and Ukraine. We market a range of products including M&HCV trucks, LCV trucks, buses, pickups and small commercial vehicles. Our international business has also been bolstered by our entry into the ASEAN region, including Indonesia, Malaysia, Philippines, Vietnam as well as with the introduction of our new range of world-class products, the Prima and the Ultra, in various markets during Fiscal 2017, which we anticipate offering in additional markets in Fiscal 2018.

Our overall sales in international markets increased by 11.5% to 76,087 units in Fiscal 2017 from 68,251 units in Fiscal 2016. Our exports of vehicles manufactured in India increased by 12.8% in Fiscal 2017 to 62,830 units from 55,698 units in Fiscal 2016. The improvement of the geopolitical situation in the South Asian Association for Regional Cooperation region has contributed to an increase in investment in capital goods, which has helped us to improve volumes in this region generally, and particularly in Bangladesh. In addition, the launch of new models in the Middle East and Africa region, along with the opening up of new markets in this region, contributed to an increase in international sales volumes. Our top five export destinations for vehicles manufactured in India, that is, Bangladesh, Sri Lanka, Nepal, South Africa and Indonesia, accounted for approximately 79% and 93% of the exports of commercial vehicles and passenger vehicles, respectively. We intend to strengthen our position in the geographic areas we are currently operating in and explore possibilities of entering new markets with similar market characteristics to the Indian market.

TDCV, our subsidiary company engaged in the design, development and manufacturing of M&HCVs, witnessed an increase in the overall sales by 13.8% to 10,317 commercial vehicles in Fiscal 2017 from 9,067 commercial vehicles in Fiscal 2016. In the South Korean market, TDCV’s sales increased by 25.0% from 7,036 commercial vehicles in Fiscal 2016 to 8,795 commercial vehicles in Fiscal 2017, primarily due to strong demand from construction sector and replacement demand inducing factors such as low interest rates and diesel prices. The export market scenario was very challenging in Fiscal 2017. Factors like persistently low oil prices, local currency depreciation against the U.S. dollar, continuing statutory regulations to reduce imports, the slowdown in Chinese economy impacting commodity exporting countries, and increased dealer inventory adversely impacted TDCV’s exports in major markets, such as GCC, Russia, Algeria, Vietnam and South Africa. The export sales were 1,522 commercial vehicles, 25.1% lower compared to 2,031 commercial vehicles in Fiscal 2016.

Tata and other brand vehicles—Sales and Distribution

Our sales and distribution network in India as at March 2017 comprised approximately 3,887 contact points for sales and service for our passenger and commercial vehicle business. Our subsidiary TDCL acts as a dedicated distribution and logistics management company to support the sales and distribution operations of our vehicles in India. We believe this has improved the efficiency of our selling and distribution operations and processes. We use a network of service centers on highways and a toll-free customer assistance center to provide 24-hour on-road side assistance, including replacement of parts, to vehicle owners.

TDCL provides distribution and logistics support for vehicles manufactured at our facilities and has set up stocking points at some of our plants and at different places throughout India. TDCL helps us improve planning, inventory management, transport management and timing of delivery. We have a new customer relations management system, or CRM, at all of our dealerships and offices across the country, which supports users both at our company and among our distributors in India.

We market our commercial and passenger vehicles in several countries in Africa, the Middle East, South East Asia, South Asia, Latin America, Australia, Russia and the Commonwealth of Independent States countries. We have a network of distributors in all such countries, where we export our vehicles. Such distributors have created a network of dealers and branch offices and facilities for sales and after-sales servicing of our products in their respective markets. We have also stationed overseas resident sales and service representatives in various countries to oversee our operations in the respective territories.

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

Tata and other brand vehicles—Seasonality

Demand for our vehicles in the Indian market is subject to seasonal variations. Demand generally peaks between January and March, although there is a decrease in demand just before release of the Government of India’s fiscal budget. Demand is usually lean from April to July and picks up again in the festival season from September onwards, with a decline in December due to model year change.

Tata and other brand vehicles—Vehicle Financing

Through our subsidiary TMFL, we also provide financing services to purchasers of our vehicles through our independent dealers, who act as our agents, and through our branch network. The vehicle financing is intended to encourage sales of vehicles by providing financing to the dealers’ customers and as such is an integral part of the automotive business. TMFL disbursed Rs.92,976 million and Rs.89,850 million in vehicle financing in India during Fiscal 2017 and 2016, respectively. During Fiscal 2017 and 2016, approximately 22% and 23%, respectively, of our vehicle sales in India were made by the dealers supported by TMFL. As at March 31, 2017 and March 31, 2016, total vehicle finance receivables outstanding amounted to Rs.175,633 million and Rs.163,370 million, respectively, and the customer finance receivable portfolio comprised 552,991 and 584,101 contracts, respectively. Our gross finance receivables amounted to Rs.211,608 million and Rs.207,502 million as at March 31, 2017 and 2016, respectively. We follow specified internal procedures, including quantitative guidelines, for selection of our finance customers. We originate all contracts through our authorized dealers and direct marketing agents with whom we have agreements. All of our marketing, sales and collection activities are undertaken through dealers or by TMFL.

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

•

furnishing, in favor of the investors, 12.69% of the gross receivables as cash collateral, for securitizations done through Fiscal 2017, either by way of a fixed deposit or bank guarantee to secure the obligations of the purchasers and our obligations as the collection agent, based on the quality of receivables and rating assigned to the individual pool of receivables by the rating agency(ies); and

•	by way of over-collateralization or by investing in subordinate pass-through certificates to secure the obligations of the purchasers.

For further details, see Note 35(b) to our consolidated financial statements included elsewhere in this annual report on Form 20-F.

Jaguar Land Rover

In Fiscal 2017, Jaguar Land Rover’s wholesale volumes were 600,806 units (including unconsolidated sales from the China joint venture), up 10% compared to Fiscal 2016, primarily reflecting the introduction of the Jaguar F-PACE and continued strong demand for the Land Rover Discovery Sport; however this was partially offset by supply constraints of the Land Rover Defender and Discovery ahead of the start of sales of the all new Discovery in the fourth quarter of Fiscal 2017. Wholesale volumes were up in China (30%), North America (21%), Europe (9%), and the United Kingdom (4%) but down 12% in other Overseas markets, which includes Russia, Brazil and South Africa. In Fiscal 2017, Jaguar wholesale volumes were 178,751 units, up 75% compared to Fiscal 2016, reflecting the introduction of the Jaguar F-PACE and the launch of the XE in the United States in May 2016. Land Rover wholesale volumes were 422,055 units, down 5% compared to the prior fiscal year as continuing strong demand for the Land Rover Discovery Sport, solid sales of the Range Rover Evoque and the start of sales of the all new Discovery were offset by the supply constraints of the Defender and the previous Discovery model.

Total wholesales of Jaguar Land Rover vehicles (including Chery Jaguar Land Rover) with a breakdown between Jaguar and Land Rover brand vehicles, in Fiscal 2017, 2016 and 2015 are set forth in the table below:

	Fiscal 2017		Fiscal 2016		Fiscal 2015
	Units	%	Units	%	Units	%
Jaguar	178,751	29.8%	102,106	18.8%	78,083	16.5%
Land Rover	422,055	70.2%	441,979	81.2%	394,945	83.5%

Total	600,806	100.0%	544,085	100.0%	473,028	100.0%

The strengths of the Jaguar Land Rover business include its internationally recognized brands, strong product portfolio of award-winning luxury performance cars, luxury performance SUVs and premium all-terrain vehicles, a global distribution network, strong research and development capabilities and a strong management team.

Retail volumes (including retail sales from the China Joint Venture) in Fiscal 2017 increased by 16% to 604,009 units from 521,571 units in Fiscal 2016, reflecting the introduction of the Jaguar F-PACE, the launch of XE in the US and continued strong demand for the Land Rover Discovery Sport which offset the supply constraints of Defender and Discovery with retail sales of the all new Discovery only starting in February 2017. Jaguar XF retail volumes increased in Fiscal 2017 relative to Fiscal 2016 as a result of the launch of the long wheel base XFL from its joint venture in China.

United Kingdom

Industry vehicle sales rose by 2.1% in Fiscal 2017, as compared to Fiscal 2016, broadly in line with economic growth despite the circumstances surrounding Brexit. Jaguar Land Rover retail volumes increased by 16% to 124,755 units in Fiscal 2017 from 107,371 units in Fiscal 2016. Jaguar sales were up 42% in Fiscal 2017, reflecting the introduction of the F-PACE and solid sales of the XF. Land Rover retail volumes increased by 7%, reflecting continued strong demand for Discovery Sport and Evoque as well as solid sales of the Range Rover Sport.

North America

Economic performance in North America was generally favorable in Fiscal 2017 as the labor market approached full employment and the Federal Reserve increased interest rates by another 0.25% in March. Passenger car sales were broadly in-line with the prior year but Jaguar Land Rover retail volumes increased by 24% in Fiscal 2017 to 123,527 units from 99,606 units in Fiscal 2016. Jaguar retail sales were up over 150% in North America with the introduction of the F-PACE and XE at the beginning of the year. Land Rover retailed 81,949 in Fiscal 2017, down slightly 1.4%, as continued strong demand for the Land Rover Discovery Sport and solid sales of the Range Rover Sport were offset by softer sales of the Range Rover and the Evoque as well as the production constraints of the Discovery.

Europe

Passenger car sales increased by 6.9% in Europe supported by positive, albeit low, economic growth, improving labor markets as well as lower inflation. Jaguar Land Rover retail sales of 141,043 units in Europe were higher than in any of our other key regions in Fiscal 2017, up 13% compared to the to 124,734 units sold in Fiscal 2016. Jaguar volumes increased by 92% to 40,332 units in Fiscal 2017 compared to 21,051 units in Fiscal 2016 primarily driven by the introduction of the F-PACE and solid sales of XF. Land Rover retails were 100,711 units in Fiscal 2017, down 3% compared to the 103,683 units in Fiscal 2016 as solid sales of the Discovery Sport, Range Rover Sport, Range Rover and Evoque were offset by the production constraints of Defender and the prior Discovery Model.

China

Passenger car sales in China increased by 14.5% in Fiscal 2017 supported by GDP growth in line with the government’s target and a stronger economic performance in the later part of Fiscal 2017. Jaguar Land Rover retail volumes (including sales from the China Joint Venture) increased by 32% to 125,207 units in Fiscal 2017 from 95,167 units in Fiscal 2016. Jaguar retail sales in Fiscal 2017 were 29,351 units, up 93% compared to the 15,230 units sold in Fiscal 2016 led by the introduction of the F-PACE and the start of sales of the long wheelbase Jaguar XFL from our China joint venture in September 2016 as well as positive sales growth of other Jaguar models. Land Rover retail sales were 95,856 units in Fiscal 2017, up 20% compared to the 79,937 units sold in Fiscal 2016 led by strong sales of the Discovery Sport from our joint venture in China, and solid sales growth of Range Rover and Range Rover Sport.

Other Overseas markets

Jaguar Land Rover’s retail volumes in the other Overseas markets declined by 6% to 89,477 units in Fiscal 2017, compared to 94,693 units in the prior year. Jaguar retail volumes were 22,455 units, up 60% compared to the 14,047 units last year reflecting the introduction of the F-PACE and solid sales of Jaguar’s XE and XF saloon models. Land Rover retail volumes were 67,022 units, down 17% on the 80,646 units retailed in Fiscal 2016 as solid sales of the Discovery Sport were offset by the production constraints of the Defender and Discovery as well as softer sales of Range Rover, Range Rover Sport and Evoque.

We sold 2,393 units of Jaguar Land Rover vehicles in India through our exclusive dealerships in Fiscal 2017, down 16.0% compared to the 2,844 units sold in Fiscal 2016. Currently, the Jaguar XE, XF, XJ, Range Rover Evoque and Land Rover Discovery Sport models are assembled in Pune, India and are not subject to certain import duties. We expect that continued efforts toward dealership network expansion and local manufacturing of Jaguar Land Rover products will enable us to further penetrate the premium/luxury automotive passenger car market in India.

Jaguar Land Rover—Sales & Distribution

As at March 31, 2017, Jaguar Land Rover distributes its vehicles in approximately 124 markets for Jaguar and approximately 136 markets for Land Rover globally. Sales locations for vehicles are operated as independent franchises. Jaguar Land Rover is represented in its key markets through its National Sales Companies, or NSCs, as well as third-party importers. Jaguar and Land Rover have regional offices in certain select countries that manage customer relationships and vehicle supplies and provide marketing and sales support to their regional importer markets. The remaining importer markets are managed from the United Kingdom.

Jaguar Land Rover products are sold through a variety of sales channels: through its dealerships for retail sales; for sale to fleet customers, including daily rental car companies; commercial fleet customers; leasing companies; and governments. Jaguar Land Rover does not depend on a single customer or small group of customers to the extent that the loss of such a customer or group of customers would have a material adverse effect on its business.

As at March 31, 2017, Jaguar Land Rover global sales and distribution network comprised 20 NSCs, 78 importers, 15 export partners and 1,585 franchise sales dealers, of which 1,097 are joint Jaguar and Land Rover dealers.

Jaguar Land Rover—Competition

Jaguar Land Rover operates in a globally competitive environment and faces competition from established vehicle manufacturers, some of which are much larger than Jaguar Land Rover, who aspire to move into the premium performance car and SUV markets. Jaguar vehicles compete primarily against other European brands such as Audi, Porsche, BMW and Mercedes Benz. Land Rover and Range Rover vehicles compete largely against SUVs from companies such as Audi, BMW, Infiniti, Lexus, Mercedes Benz, Porsche, Volvo and Volkswagen.

Jaguar Land Rover—Seasonality

Jaguar Land Rover volumes are impacted by the bi-annual change in age-related registration plates of vehicles in the United Kingdom, where new age-related plate registrations take effect in March and September. This has an impact on the resale value of the vehicles because sales are clustered around the time of the year when the vehicle registration number change occurs. Seasonality in most other markets is driven by introduction of new model year vehicles and derivatives. Furthermore, Western European markets tend to be impacted by summer and winter holidays, and the Chinese market tends to be affected by the Lunar New Year holiday in either January or February, the PRC National Day and the Golden Week holidays in October. The resulting sales profile influences operating results on a quarter-to-quarter basis.

Other Operations

In addition to our automotive operations, we are also involved in other business activities, including information technology services. Net revenues, before inter-segment elimination, from these activities totaled Rs.31,154 million, Rs.29,116 million and Rs.27,152 million in Fiscal 2017, 2016 and 2015, respectively, representing nearly 1.2%, 1.1% and 1.0% of our total revenues before inter-segment elimination in the corresponding Fiscal periods.

Information Technology Services

As at March 31, 2017, we owned a 72.30% equity interest in our subsidiary, TTL. TTL, founded in 1994 and a part of Tata Motors Group, provides product development IT services solutions for PLM and Enterprise Resource Management, or ERM, to automotive, aerospace and consumer durables manufacturers and their suppliers. TTL’s services include product design, analysis and production engineering, knowledge-based engineering, PLM, ERM and CRM systems. TTL also distributes, implements and supports PLM products from leading solution providers in the world, such as Dassault Systems and Autodesk.

TTL has its international headquarters in Singapore, with regional headquarters in the United States, India and the United Kingdom. In Fiscal 2014, TTL acquired Cambric Corporation, an engineering services organization, to achieve greater domain expertise and presence in the industrial equipment sector. TTL has a combined global workforce of around 8,087 professionals serving clients worldwide from facilities in the North America, Europe, and Asia Pacific regions. As at March 31, 2017, TTL has 13 functional subsidiary companies and one joint venture, as well as offshore development centers in India, Thailand and Romania.

The consolidated revenues of TTL increased by 3.8% in Fiscal 2017 to Rs.27,880 million (including sales to Tata Motors Limited and its consolidated subsidiaries) from Rs.26,871 million in Fiscal 2016, due to operations in the automotive and aerospace markets. TTL recorded profit after tax of Rs.3,534 million in Fiscal 2017, reflecting a decrease of 6.8% over Rs.3,791 million in Fiscal 2016.

Research and Development

Over the years, we have devoted significant resources toward our research and development activities. Our research and product development costs, charged to our income statement, in Fiscal 2017, 2016 and 2015 were Rs.34,136 million, Rs.34,688 million and Rs.28,515 million, respectively. Our research and development activities focus on product development, environmental technologies and vehicle safety. In India, our Engineering Research Centre, or ERC, established in 1966, is one of the few in-house automotive research and development centers in India recognized by the Government of India. The ERC is integrated with all of the Tata Motors Global Automotive Product Design and Development Centers in South Korea, Italy and the United Kingdom.

In Fiscal 2017, the focus was on strengthening our product portfolio to address key gaps in existing market, identify white space opportunity in line with changing trends and introduce value-added technologies to improve the attractiveness of our products. This is in alignment with Tata Motors’ efforts to make itself ‘FutuReady’ by embracing new technologies, fostering higher platform efficiency and offering solutions that connect with the aspirations of our customers. For passenger vehicles, the focus is on great design, great driving experience and features. Therefore, the research and development portfolio is aligned towards developing technologies, core competencies and skill sets in these specific domains to ensure impactful and timely delivery of the envisaged future products with class leading product attributes. For commercial vehicles, in addition to design, the main focus areas are occupant comfort, reducing the total cost of ownership, to be a market leader in fuel efficiency and delivering high performance and reliable products.

In addition to this, the Company also runs several innovation projects in the domains of light weighting, xEVs and hybrids, connected vehicles and, ADAS features. While all its current products comply with the existing emission norms, company is gearing up to be ready with the upcoming Bharat Stage VI regulations in India. Product competitiveness for TML engines/vehicles is targeted through customer value propositions such as best-in-class fuel efficiency, superior performance, better total low cost of ownership, increased service interval, reduced downtime and turn-around time. Application specific technology selection and duty cycle based performance optimization are key enablers to achieve these goals. Enhanced fuel efficiency and thereby reduction in carbon footprint is planned to be achieved through various powertrain as well as vehicle level measures. We are investing significantly in development efforts, capital equipment and in infrastructure to meet Bharat Stage VI requirements for all our products over next 2 to 3 years.

In Passenger vehicles, the recently launched Hexa and Tigor Passenger Car received critical recognition from the media and customers for its attributes on design, connectivity, driving dynamics. These Innovative products have unique design and offer unique ownership experience to customers. The Super Drive Modes system in Hexa offers seamless integration of vehicle engine performance, new generation Electronic Stability Program, torque on demand, and intuitive HMI. Switching between four drive modes—auto, comfort, dynamic and rough road, provides enhanced ride comfort & stability over different terrains. The premium acoustic experience is introduced in Hexa and Tigor with ConnectNext Infotainment system along with ConnectNext apps suite to attract young minds.

In commercial vehicles, following developments are encouraging:

•

Electric driveline for various categories of commercial vehicles ranging from last mile passenger transport, mini, midi and large buses to support initiative of green and eco-friendly transport solution and reduce dependency on carbon based fuels.

•

Series Hybrid Bus with new generation 5L engine with advanced features for eco-friendly operation as well as best in class features for comfort and convenience for commuter especially elderly and physically challenged people.

•	Advanced automated manual transmission for buses and trucks for optimum fuel economy and ease of driving and fatigue reduction.

•	Advanced safety features such as collision mitigation, lane departure warning to improve the road safety.

•	Buses and trucks to run on LNG as alternate fuel for increasing the fuel efficiency as well as spreading the use of alternate fuels.

During Fiscal 2017, the Company filed 80 patent applications and 52 design applications. In respect of applications filed in earlier years, 22 patents were granted and 26 designs were registered. Both filing and grant details include national and international jurisdictions.

We plan to continue our endeavor in the research and development space to develop vehicles with reduced cost, time to market and shorter product life cycles. One of the main future initiatives in this direction would be a platform approach of creating bills of material and bills of process that have a high degree of commonality to reduce complexity and enhance ability to the scale. Thus, Advance Modular Platform (AMP) is being developed as next generation, futuristic, scalable and modular platform wherein multiple segment products can be developed with improved economies of scale. This will also enable to reduce number of platform in the long run to make the business FutuReady, reduce complexity and cut costs. Also, Tata Motors aims for timely and successful conclusion of technology projects so as to begin their induction into mainstream products, which will lead to a promising future.

We have constantly adopted new technologies and practices in the digital product development domain to improve the product development process. This has led to better front loading of product creation, validation and testing, which results in greater likelihood of timely delivery and ensuring that new products are properly developed from the beginning. Niche integration tools, systems and processes continue to be enhanced in the areas of CAx, knowledge based engineering, or KBE, product lifecycle management, or PLM and manufacturing planning management, or MPM, for more efficient end-to-end delivery of the product development process. To deliver projects which meets customer target and to do the things right the first time, we are working on one of the critical project known as Requirements Management Design Verification and Validation (RMDV2). This project will bring system engineering approach towards our product development process, which will bring all engineering design rules and standards on one platform to meet the design requirement. In terms of physical assets used for product validation and testing, we have state-of-the-art facilities, such as Crash Lab, which is a facility where crash tests are performed, engine development and testing facilities, prototype shop and noise, vibration and harshness refinement facilities. These facilities are used extensively to physically validate the new products in a robust manner before they enter the market.

Jaguar Land Rover’s research and development operations are built around state-of-the-art engineering facilities, test tracks, testing centers, design hubs and a virtual innovation center. Our ERC in India and Jaguar Land Rover’s engineering and development operations in the United Kingdom work to enhance the product development process and achieve economies of scale.

Jaguar Land Rover’s two design and development centers are equipped with computer-aided design and manufacturing and engineering tools configured to support an ambitious product development cycle plan. In recent years, Jaguar Land Rover has refreshed the entire Jaguar range under a unified concept and design language, and has continued to enhance the design of Land Rover’s range of all-terrain vehicles. The majority of Jaguar Land Rover’s products are designed and engineered in the United Kingdom. Jaguar Land Rover currently offers hybrid technology on some of its models such as the Range Rover and Range Rover Sport and is also developing more efficient powertrains and other alternative propulsion technologies. This includes smaller and more efficient 2.0-liter diesel and gasoline engines (now available across the majority of our model range), stop-start, mild and plug-in hybrids as well as battery electric vehicles, to satisfy growing customer demand and to further improve the environmental performance of its vehicles.

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

Our sourcing department in India has two divisions, namely, purchasing and supplier quality (P&SQ), and supply chain management (SCM). Purchasing oversees the commercial aspects of products sourcing. They also oversee the allocation of share of business. The supplier quality division is responsible for APQP and managing ongoing supplier relationships. SCM oversees the supply and delivery of parts from our suppliers. Our purchasing back office, known as GDC, supports the Purchasing division in managing all transactional work in SAP ERP system. In Fiscal 2016, we launched STAR++, an IT system for RFQ management and supplier selection process.

As part of our strategy to become a value for money vehicle manufacturer, we have undertaken various initiatives to reduce our fixed and variable costs. We started an e-sourcing initiative in India in 2002, pursuant to which we procure some supplies through reverse auctions. We also use external agencies as third-party logistic providers. This has resulted in space and cost savings. Our initiatives to leverage information technology in supply chain activities have resulted in improved efficiency through real time information exchange and processing with our suppliers. We continue to explore saving opportunities through our supplier base using various mechanisms such as our Value Addition and Value Engineering (VAVE) initiative and competitive sourcing.

We have an established supplier quality sixteen-step process in order to ensure quality of outsourced components. We formalized the component development process using Automotive Industry Action Group guidelines. We also have a program for assisting suppliers from whom we purchase raw materials or components to maintain quality. Preference is given to suppliers with TS 16949 certification. We also maintain a stringent quality assurance program that includes random testing of production samples, frequent re-calibration of production equipment and analysis of post-production vehicle performance, as well as an ongoing dialogue with supplier partners to eliminate production defects.

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

The principal materials and components required for use in Jaguar Land Rover vehicles are steel and aluminum, in sheet (for in-house stamping) or externally in pre-stamped form, aluminum castings and extrusions, iron/steel castings and forgings and items such as alloy wheels, tires, fuel injection systems, batteries, electrical wiring systems, electronic information systems and displays, leather-trimmed interior components such as seats, cockpits and doors, plastic finishers and plastic functional parts, glass and consumables (paints, oils, thinner, welding consumables, chemicals, adhesives and sealants) and fuels. Jaguar Land Rover also requires certain highly functional components, such as axles, engines and gear boxes for its vehicles, which are mainly manufactured by strategic suppliers. We have long-term purchase agreements for critical components, such as transmissions (ZF Friedrichshafen AG) and engines (Ford and Ford-PSA) The components and raw materials in Jaguar Land Rover cars include steel, aluminum, copper, platinum, palladium and a number of other commodities. Jaguar Land Rover has established contracts with certain commodity suppliers (e.g. Novelis) to cover its own and its suppliers’ requirements to mitigate the effect of price volatility and supply disruption. Special initiatives are also undertaken to reduce material consumption through value engineering and value analysis techniques.

Jaguar Land Rover works closely with its suppliers to meet its requirements for parts and components. Jaguar Land Rover has established quality control programs to ensure that externally purchased raw materials and components are monitored and meet its quality standards. Jaguar Land Rover also outsources many of the manufacturing processes and activities to various suppliers. Where this is the case, Jaguar Land Rover provides training to outside suppliers. Jaguar Land Rover also continues to work with its suppliers to optimize procurement.

Although Jaguar Land Rover has commenced the production of its own “in-house” four cylinder diesel and gasoline engines, it currently continues to source a significant proportion of its engines from Ford and the joint venture between Ford and PSA on an arm’s-length basis. Supply agreements have been entered into with Ford as further set out below:

Suppliers

We have an extensive supply chain for procuring various components. We also outsource many manufacturing processes and activities to various suppliers. Where this is the case, we provide training to the external suppliers.

Our associate company, Tata AutoComp Systems Ltd., or TACO, manufactures automotive components and collaborates with international manufacturers by setting up joint ventures with them.

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

We have also started working on “Auto Data Exchange (autoDX),” a collaborative initiative between the Society of Indian Automobile Manufacturers (SIAM) and the Automotive Components Manufacturers Association (ACMA). Developed by IBM, autoDX is delivered on a business-to-business cloud-based platform that has the power to transform the automotive industry by accelerating the movement of data & reducing transaction cost.

In 2016, we introduced Manufacturing site assessment (MSA), a comprehensive supplier assessment process. The framework is broadly based on lead measures and lag measures to assess the suppliers’ capability to service our requirements. To facilitate financial oversight, MSA also integrates financial risk assessment.

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

We import some components that are either not available in the domestic market or when equivalent domestically-available components do not meet our quality standards. We also import some products based on competitive pricing, capacity and lead time where domestic suppliers are not able to meet our requirements.

We have entered into long-term agreements with Ford for technology sharing, joint development and for providing technical support across a range of technologies focused mainly around powertrain engineering such that we may continue to operate according to our existing business plan. This includes the EuCD platform, a shared platform consisting of shared technologies, common parts and systems and owned by Ford, which is shared among Land Rover, Ford and Volvo Cars.

Supply agreements, having end-stop dates to December 2020 at the latest , were entered into with Ford Motor Company for (i) the long-term supply of engines developed by Ford , (ii) engines developed by us but manufactured by Ford and (iii) engines developed by the Ford-PSA joint venture. Purchases under these agreements are generally denominated in euro and pounds sterling.

Suppliers are appraised based on our long-term requirements through a number of platforms, such as Vendor Council meetings, council regional chapter meetings, national vendor meets and location-specific vendor meets. We also take efforts to assess supplier financial risk.

Capital and Product Development Expenditures

Our capital expenditure totaled Rs.311,627 million, Rs.306,233 million and Rs.335,771 million during Fiscal 2017, 2016 and 2015, respectively. Our capital expenditure during the past three Fiscal years related primarily to new product development and capacity expansion for new and existing products to meet market demand as well as investments toward improving quality, reliability and productivity that are each aimed at increasing operational efficiency.

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

Auto Fuel Vision & Policy 2025

The Ministry of Petroleum and Natural Gas constituted an expert committee under the Chairmanship of Shri Saumitra Chaudhuri, Member Planning Commission, on December 19, 2012. Its objective was to recommend auto fuel quality applicable through model year 2025. The committee in its draft report has recommended Bharat Stage IV compliant fuel across the country by 2017 and Bharat Stage V compliant fuel with 10 ppm of sulfur to be made available from 2020 onward. The draft report proposes nationwide Bharat Stage V emission norms for new four-wheelers from model year 2020 and for all four-wheelers from model year 2021. It also recommends Bharat Stage VI emissions norms from model year 2024 onwards. In April 2014, the expert committee submitted its recommendations to the committee empowered by the Ministry of Petroleum and Natural Gas, which proposed the implementation of emission norms one year earlier than the expert committee’s recommendations, which would result in the implementation of Bharat Stage V emission norms starting in model year 2019 and Bharat Stage VI emissions norms starting in model year 2023. However, in January 2016, Government of India decided to implement the Bharat Stage VI emission norms even earlier by skipping Bharat Stage V emission norms. As such, the Bharat Stage VI norms will be made applicable from April 1, 2020 to all categories of vehicles across India. This two stage migration is going to be a huge challenge from developmental and capex investment perspectives.

FAME Scheme

The Government of India announced the Faster Adoption and Manufacturing of Hybrid & Electric Vehicles, or FAME, in February. This scheme, in furtherance of the National Mission on Electric Mobility 2020 (NEMMP), is intended to support plug-in vehicle, or xEV, market development and its manufacturing network to achieve self-sustenance by focusing on four areas: (1) technology development, (2) demand creation, (3) pilot projects, and (4) public charging infrastructure. FAME envisions collaboration between the government, industry and academia to develop and promote the xEV market in India.

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

Emission and Safety in India

The Government of India, starting April 2017, mandated Bharat Stage IV norms, which are equivalent to Euro IV norms, for all vehicles across India. All categories of our vehicles currently manufactured are compliant with Bharat Stage IV norms. Bharat Stage VI norms will be applicable across the country starting April 1, 2020.

CAFE norms for M1 category vehicles

The Corporate Average Fuel Economy (CAFE) norms are applicable to M1 category vehicles from April 1, 2017. As a result, we are required to demonstrate CAFE compliance for our PV and CV M1 models. Through the use of the CAFE Calculator, we will monitor production volumes and process to ensure that organizational level CAFE compliance (which will require us to produce enough fuel efficient models to compensate for those models having higher CO2 emissions in g/km) is established at all times during the year. Any non-compliance could lead to penalties, product recalls and/or other punitive measures. To support our compliance obligations, our overall product portfolio needs to be enhanced with the incorporation of electric and hybrid vehicles as well as the inclusion of environmental-friendly technological features in existing and forthcoming models.

Crash and other safety requirements for Motor Vehicles

India has a well-established regulatory framework administered by the Ministry of Road Transport and Highways. Recently, the Government of India has embarked on a wide ranging program to institute standardized safety features for a variety of motor vehicles. Crash safety requirements, such as full frontal, offset frontal and lateral impact, will be mandatory for all new models starting October 1, 2017 and from October 1, 2019 for all existing models, as specified in the individual standards. A pedestrian compliance program will be instituted for all new models from October 1, 2018 and for all existing models from October 1, 2020. Passenger vehicles will require safety features such as safety belt reminders, speed alert system, manual override for central locking system and air bags. Anti-lock braking system (ABS) will be required for all M1 and M2 category passenger vehicles starting April 1, 2018 and April 1, 2019, for new models and old models respectively. All categories of vehicles will require reverse gear sensors. To facilitate informed consumer decision-making, the government is formulating the Bharat New Vehicle Safety Assessment Programme (BNVSAP), a star-rating based system of safety assessment for passenger vehicles. Additionally, starting April 1, 2018, the government will require all public service vehicles to be outfitted with a vehicle location tracking device and an emergency button.

TML is working toward meeting all applicable regulations which we believe are likely to come into effect in various markets in the near future. We believe our vehicles also comply with the various safety regulations in effect in the other international markets where we operate.

India is a signatory to the 1998 UNECE Agreement on Global Technical Regulations and has voted in favor of all eleven Global Technical Regulations. TML works closely with the Government of India to participate in WP 29 World Forum Harmonization activities.

The Motor Vehicles (Amendment) Bill, 2017 was passed in the Lok Sabha on April 10, 2017, and is currently being debated in the Rajya Sabha. This Bill addresses vehicle recalls, road safety, traffic management and accident insurance, among other matters. In its current draft, the Bill imposes civil and criminal liability on manufacturers selling vehicles in contravention of the standards specified in the Bill, or required by the government to recall their vehicles. The Bill also proposes the creation of the National Road Safety Board to provide advice to the central and state governments on all aspects of road safety and traffic management.

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

Environmental Regulations

Manufacturing units or plants must ensure compliance with various environmental statutes; significant statutes for our business include the Water (Prevention and Control of Pollution) Act, 1974 and the rules thereunder, the Air (Prevention and Control of Pollution) Act, 1981 and the rules thereunder, the Environment Protection Act, 1986 and the rules thereunder and the Hazardous and Other Wastes (Management and Transboundary Movement) Rules, 2016. The basic purpose of these statutes is to control, abate and prevent pollution. In order to achieve these objectives, Pollution Control Boards, or PCBs, which are vested with diverse powers to deal with water and air pollution, have been set up in each state. The PCBs are responsible for establishing standards for maintenance of clean air and water, directing the installation of pollution control devices in industries and undertaking inspection to ensure that units or plants are functioning in compliance with the standards prescribed. These authorities also have the power of search, seizure and investigation. All of our manufacturing plants are either in possession of current, valid consents to operate and hazardous waste authorizations or are in the process of renewing their consents to operate and hazardous waste authorizations from the respective PCBs of the states where they operate. In the past year, the Ministry of Environment, Forests & Climate Change, Government of India has re-vamped several National level legislations governing waste management. Specifically the Plastic Waste Management Rules 2016, the Bio-Medical Waste (BMW) Management Rules 2016, e-waste Management Rules-2016, and the Construction and Demolition (C&D) Waste Management Rules 2016. All our plants have analyzed these new regulations for its applicability and aligned their compliance practices accordingly.

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

All vehicles and chassis are subjected to the automobile cess, which is assessed at 0.125%. Certain passenger vehicles are also subject to the National Calamity Contingent Duty, which is assessed at 1%. The education cess, assessed at 2%, and secondary and higher education cess, assessed at 1%, in addition to the excise duties indicated above, are exempted on goods, starting March 1, 2015. The infrastructure cess as follows has been imposed with effect from March 1, 2016 on motor vehicles falling under Chapter 87.03 Central Excise Tariff Act, that is, motor cars and other motor vehicles principally designed for the transport of up to nine persons including the driver:

1.	1% on small cars using gasoline, CNG or LPG;

2.	2.50% on small cars using diesel; and

3.	4% on all categories of vehicles falling under Chapter 87.03 other than (1) and (2) above.

The excise duty was subsumed by the GST scheme following its introduction on July 1, 2017.

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

In addition to VAT, a Central Sales Tax continues to exist, although it is proposed to be abolished in a phased manner. In the Indian Union Budget 2008-09, the Central Sales Tax rate was reduced to 2%, which remained unchanged in Fiscal 2017.

VAT is subsumed by the GST scheme following its introduction on July 1, 2017.

Goods and Services Tax

Commencing July 1, 2017, the Indian tax regime underwent a systemic change. The Government of India, in conjunction with the state governments, implemented the GST to combine taxes and levies by the central and state governments into one unified rate structure. Based on the application of the tax, GST will be classified as either CGST, in instances where the central government levies the tax; SGST/UTGST, in instances where the state or union territory governments levy the tax; and IGST, in instances where the GST is levied on the inter-state supply of goods and services. The GST Compensation Cess will be levied for a period of five years, or for such period as may be decided by the Government of India, to compensate states for the loss of revenue on account of the GST. The GST rates together with the GST Compensation Cess rates applicable to vehicles are listed below:

Commodity	GST Rate	GST Comp. Cess Rate
Small Cars (Diesel)	28%	3%
Small Cars (Gasoline)	28%	1%
Cars other than small cars	28%	15%
Motor vehicles for more than 13 persons	28%	—
Chassis fitted with engine for more than 13 persons	28%	—
Chassis fitted with engine for trucks	28%	—
Safari, SUVs and UVs	28%	15%

The area based excise duty exemptions for manufacturing facilities in the state of Uttarakhand ceased to apply with effect from April 16, 2017. In other states of India where we have manufacturing operations, we have benefitted and continue to benefit from incentives such as subsidies or loans. While both the Government of India and other state governments of India have publicly announced that all committed incentives will be protected following the implementation of the GST, given the limited availability of information in the public domain concerning the GST, we are unable to provide any assurance as to the effect of this or any other aspect of the tax regime following implementation of the GST.

Economic Stimulus Package and Incentives

Following the passage of the Fiscal 2014 budget, in February 2014, the Government of India further amended the central value added tax, or Cenvat, rates. Till December 31, 2014, the Cenvat on small cars, trucks and buses was reduced to 8% and Cenvat on cars other than small cars was reduced to 20% or 24% from 24% or 27%, respectively. The Cenvat on UVs was reduced from 27% or 30% to 24%. The Cenvat for chassis, which was increased from 12% to 14% in the budget for the Fiscal 2013, was reduced to 9%.

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

Environmental, fiscal and other governmental regulations around the world

Our Jaguar Land Rover business has significant operations in the United Kingdom, North America, Europe, China and other markets which have stringent and ever evolving regulations relating to vehicular emissions. Compliance with the proposed tightening of vehicle emissions regulations by the European Union may entail significant costs. Although Jaguar Land Rover is pursuing various technologies to meet the different environmental standards, the costs of compliance can be significant to its operations and may adversely and materially impact its business, financial condition and results of operations.

Despite Brexit, the United Kingdom experienced economic growth, in part supported by strong consumer spending and a buoyant labor market. However, recent indications show some softening in demand with increasing inflation driven primarily by the weaker pound. Article 50 was triggered on March 29, 2017 to start the process for the United Kingdom to leave the European Union. The general election on June 8, 2017, concluded in a hung parliament and resulted in the Conservatives forming a coalition government with the Democratic Unionist Party of Northern Ireland. The formation of a coalition government adds to the uncertainty emanating from the circumstances surrounding Brexit.

Economic growth in the Eurozone is improving. Low levels of unemployment and inflation will likely result in loose monetary policy. The outcome of the French elections strengthened support for the European Union with elections in Germany expected to conclude in September.

The United States economy continues to grow, albeit at a slower rate. With near full employment conditions the U.S. Federal Reserve raised interest rates by a further 0.25% in March 2017. The outlook for economic growth in the U.S. remains broadly positive and further interest rate increases are expected. However, uncertainty over future domestic policy, including tax reform and import taxes as well as international policy, including foreign and trade policies (under the Trump Administration) could mean future volatility.

China’s economy continues to perform broadly in line with targets set by the government and is anticipated to continue doing so. However, market volatility is likely to remain as China’s export-led economy continues to transition to a consumption-led economy. The economic environment in emerging markets is likely to remain challenging, in the short-term at least.

Greenhouse gas / CO2 / fuel economy legislation

Current legislation in Europe limits passenger car fleet average greenhouse gas emissions to 130 grams of CO2 per kilometer for 100% of new cars from 2015. Different targets apply to each manufacturer based on their respective fleets of vehicles and average weight. Jaguar Land Rover has received a permitted derogation from the weight-based target requirement available to small volume and niche manufacturers. As a result, Jaguar Land Rover is permitted to reduce emissions by 25% from 2007 levels rather than meeting a specific CO2 emissions target. Jaguar Land Rover had an overall 2015 target of an average of 178.0 grams of CO2 per kilometer for its full fleet of vehicles registered in the EU that year, with Jaguar Land Rover and Tata Motors monitored as a single ‘‘pooled’’ entity for compliance with this target (for Jaguar Land Rover alone, this number is 179.8 g/km). Our fleet delivered 164 grams of CO2 per kilometer, well below the mandated target.

The European Union has regulated target reductions for 95% of a manufacturer’s full fleet of new passenger cars registered in the European Union in 2020 to average 95 grams of CO2 per kilometer, rising to 100% in 2021. The new rule for 2020 contains an extension of the niche manufacturers’ derogation and permits us to reduce our emissions by 45% from 2007 levels, which enables Jaguar Land Rover to have an overall target of 132 grams of CO2 per kilometer. With the rapid growth of Jaguar Land Rover sales, there is a risk that Jaguar Land Rover may exceed the 300,000-unit niche manufacturers’ derogation volume threshold before 2020. All cycle plans are now structured to achieve the non-derogated CO2 target.

The European Union has also adopted an average emissions limit of 175 grams of CO2 per kilometer for light commercial vehicles to be phased in between 2014 and 2017. Implementation of light commercial vehicle CO2 standards affected the Land Rover Defender (which has now ceased production) and affects a small number of Land Rover Discovery vehicles. Jaguar Land Rover have been granted a small volume derogation by the European Commission for alternative specific emission targets for Jaguar Land Rover’s Light Commercial Vehicle (‘‘LCV’’) fleet 2014-2016 inclusive, which protected the Defender through to end of manufacturing. In 2015 the average CO2 emissions per kilometer for the fleet, including the allowed phase-in of 75%, were 259 grams of CO2 per kilometer, while the specific target was 276.9 grams of CO2 per kilometer. A further average emissions limit of 147 grams of CO2 per kilometer for light commercial vehicles has been adopted for 2020.

In the United States, both CAFE standards and greenhouse gas emissions standards are imposed on manufacturers of passenger cars and light trucks. The NHTSA has set the federal CAFE standards for passenger cars and light trucks to meet an estimated combined average fuel economy level of 35.5 miles per US gallon for 2016 model year vehicles. Meanwhile, the United States Environmental Protection Agency, or EPA, and NHTSA issued a joint rule to reduce the average greenhouse gas emissions from passenger cars, light trucks and medium-duty passenger vehicles for model years 2012-16 to 250 grams of CO2 per mile, approximately 6.63L/100km or 35.5 miles per US gallon if the requirements were met only through fuel economy standards. The United States federal government extended this program to cars and light trucks for model years 2017 through 2025, targeting an estimated combined average emissions level of 243 grams of CO2 per mile in 2017 and 163 grams per mile in 2025, which is equivalent to 54.5 miles per gallon if achieved exclusively through fuel economy standards. In addition, many other markets either have or will shortly define similar greenhouse gas emissions standards, including Brazil, Canada, China, the European Free Trade Association, India, Japan, Mexico, Saudi Arabia, South Korea and Switzerland.

Although California is empowered to implement more stringent greenhouse gas emissions standards, it has, so far, elected to accept the existing U.S. federal standards for compliance with the state’s own requirements. The California Air Resources Board enacted regulations that deem manufacturers of vehicles for model years 2012 through 2016 that were in compliance with the EPA greenhouse gas emissions regulations to also be in compliance with California’s greenhouse gas emission regulations. In November 2012, the California Air Resources Board accepted the federal standard for vehicles with model years 2017-25 for compliance with the state’s own greenhouse gas emission regulations.

However, California is moving forward with other stringent emission regulations for vehicles, including the Zero Emission Vehicle regulation, or ZEV, which requires manufacturers to increase their sales of zero emissions vehicles year on year, up to an industry average of 22% of vehicles sold in the state by 2025. The precise sales required in order to meet a manufacturer’s obligation in any given model year depend on the size of the manufacturer and the level of technology sold (for example, transitional zero emission technologies, such as plug-in hybrids, can account for at least a proportion of a manufacturer’s obligation, but these technologies earn compliance credits at a different rate from pure zero-emissions vehicles). Other compliance mechanisms are available under ZEV, such as banking and trading of credits generated through the sale of eligible vehicles.

Jaguar Land Rover is fully committed to meeting these standards. Technology deployment plans incorporated into cycle plans are directed at achieving these standards. These plans include the use of lightweight materials, including aluminum, which will contribute to overall lighter vehicles, thereby improving fuel efficiency, reducing parasitic losses through the driveline and improvements in aerodynamics. The plans also include the development and installation of smaller and more efficient engines in existing Jaguar Land Rover vehicles and other drivetrain efficiency improvements, including the use of eight-speed or nine-speed transmissions in some of Jaguar Land Rover’s vehicles. Jaguar Land Rover continues to introduce smaller vehicles such as the Jaguar XE, its most fuel-efficient Jaguar yet and to continue lightening new models as demonstrated with the aluminum construction of the all-new Discovery. The technology deployment plans also include the research, development and deployment of hybrid-electric vehicles. These technology deployment plans require significant investment. Local excise tax initiatives are a key consideration in ensuring Jaguar Land Rover products meet customer needs for environmental footprint and cost of ownership concerns as well as continued access to major city centers (such as London and Paris’ Ultra Low Emission Zones and similar low emissions areas being contemplated in other major urban centers).

Non-greenhouse gas emissions legislation

The European Union has adopted Euro 6, the latest in a series of more stringent standards for emissions of other air pollutants from passenger and light commercial vehicles, such as nitrogen oxide, carbon monoxide, hydrocarbons and particulates. Euro 6d incorporates the introduction of Real Driving Emissions, or RDE, as a complement to laboratory testing to measure compliance. As a first step, manufacturers will be required to reduce the discrepancy between laboratory compliance values and RDE procedure values to a conformity factor of a maximum of 2.1 (110%) for new models by September 2017 for passenger cars and by September 2018 for light commercial vehicles. Following that, manufacturers will be required to reduce this discrepancy to a conformity factor of a maximum of 1.5 (50%) by January 2020 for new models of passenger cars and by January 2021 for new models of light commercial vehicles.

In September 2017 and 2018 there will be a move to the new Worldwide harmonized Light vehicles Test Procedure, or WLTP, in Europe to address global concerns on more customer-correlated fuel economy certified levels as well as air quality concerns. It is expected that other countries will follow suit and introduce similar requirements. All programs are being fully engineered to enable the adoption of these new requirements. Jaguar Land Rover is also accelerating some of these initiatives to improve RDE ahead of the mandated timing.

In California, the Low-Emission Vehicle regulations, recently adopted LEV3 regulations as well as the ZEV regulations place ever-stricter limits on emissions of particulates, nitrogen oxides, hydrocarbons, organics and greenhouse gases from passenger cars and light trucks. These regulations require ever-increasing levels of technology in engine control systems, on-board diagnostics and after treatment systems affecting the base costs of our powertrains. California’s LEV3 and ZEV regulations cover model years 2015 to 2025. Additional stringency of evaporative emissions also requires more-advanced materials and joints solutions to eliminate fuel evaporative losses, all for much longer warranty periods (up to 150,000 miles in the United States).

In addition, in April 2014, the Tier 3 Motor Vehicle Emission and Fuel Standards issued by the EPA were finalized. With Tier 3, the EPA has established more stringent vehicle emissions standards broadly aligned to the CARB LEV3 standards for 2017 to 2025 model year vehicles. The EPA made minor amendments to these Tier 3 standards in January 2015.

While Europe and the United States lead the implementation of these emissions programs, other nations and states typically follow on with adoption of similar regulations two to four years thereafter. For example, China’s Stage III fuel consumption regulation targets a national average fuel consumption of 6.9L/100km by 2015 and its Stage IV targets a national average fuel consumption of 5.0L/100km by 2021. In response to severe air quality issues in Beijing and other major Chinese cities, the Chinese government also intends to adopt more stringent emissions standards beginning in late 2017.

To comply with the current and future environmental norms, we may have to incur substantial capital and R&D expenditure to upgrade products and manufacturing facilities, which would have a material and adverse impact on our cost of production and results of operations.

Noise legislation

The European Commission adopted new rules, which apply to new homologations from July 2016, to reduce noise produced by cars, vans, buses, coaches and light and heavy trucks. Noise limit values would be lowered in two steps of each two A-weighted decibels for vehicles other than trucks, and one A-weighted decibel in the first step and two in the second step for trucks. Compliance would be achieved over a ten-year period from the introduction of the first phase.

Vehicle safety legislation

Jaguar Land Rover’s products are certified in all markets in which they are sold and compliance is achieved through vehicle certification in respective countries. Many countries use, and in many instances adopted into their own regulatory frameworks, the regulations and technical requirements provided through the United Nations Economic Commission for Europe (UN-ECE) series of vehicle regulations.

Vehicles sold in Europe are subject to vehicle safety regulations established by both the European Union and by individual member states, if any. In 2009, the European Union enacted a new regulation to establish a simplified framework for vehicle safety, repealing more than 50 existing directives and replacing them with a single regulation aimed at incorporating relevant United Nations standards. Following the incorporation of the United Nations standards commenced in 2012, the European Commission requires new model cars to have electronic stability control systems and has introduced regulations relating to low-rolling resistance tires, tire pressure monitoring systems and requirements for heavy vehicles to have advanced emergency braking systems and lane departure warning systems. The new safety requirements came into force from November 2014 for all new vehicles sold in the EU market. The new mandatory measures include safety belt reminders, electric car safety requirements, easier child seat anchorages, tire pressure monitoring systems and gear shift indicators.

NHTSA issues federal motor vehicle safety standards covering a wide range of vehicle components and systems such as airbags, seatbelts, brakes, windshields, tires, steering columns, displays, lights, door locks, side impact protection and fuel systems. Jaguar Land Rover is required to test new vehicles and equipment and assure their compliance with these standards before selling them in the United States. It is also required to recall vehicles found to have defects that present an unreasonable risk to safety or which do not conform to the required Federal Motor Vehicle Safety Standards, and to repair them without charge to the owner. The financial cost and impact on consumer confidence of such recalls can be significant depending on the repair required and the number of vehicles affected. We have no investigations relating to alleged safety defects or potential compliance issues pending before NHTSA.

These standards add to the cost and complexity of designing and producing vehicles and equipment. In recent years, NHTSA has mandated, among other things:

•

a system for collecting information relating to vehicle performance and customer complaints, as well as data from foreign recalls to assist in the early identification of potential vehicle defects as required by the Transportation Recall Enhancement, Accountability, and Documentation (TREAD) Act; and

•	enhanced requirements for frontal and side impact, including a lateral pole impact.

Furthermore, the Cameron Gulbransen Kids Transportation Safety Act of 2007, or the Kids and Cars Safety Act, requires NHTSA to enact regulations related to rearward visibility and brake-to-shift interlock, and to consider regulating the automatic reversal functions on power windows. The costs to meet these proposed regulatory requirements may be significant.

As at July 28, 2017, Jaguar Land Rover has no investigations relating to alleged safety defects or potential compliance issues pending before NHTSA.

While vehicle safety regulations in Canada are similar to those in the United States, many other countries have requirements different from those in the United States. The differing requirements among various countries create complexity and increase costs such that the development and production of a common product that meets the country regulatory requirements of all countries is not possible. Global Technical Regulations, or GTRs, developed under the auspices of the United Nations, continue to have an increasing impact on automotive safety activities, as indicated by the European Union legislation. In 2008, GTRs on electronic stability control, head restraints and pedestrian protection were each adopted by the United Nations World Forum for the Harmonization of Vehicle Regulations, and are now in different stages of national implementation. While global harmonization is fundamentally supported by the automobile industry in order to reduce complexity, national implementation may still introduce subtle differences into the system.

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

In accordance with treasury policy, Jaguar Land Rover has maintained insurance coverage that is reasonably adequate to cover normal risks associated with the operation of its business, such as coverage for people, property and assets, including construction, general, auto and product liability. On August 12, 2015, a series of explosions caused widespread damage at the Port of Tianjin in China, one of three major locations in China through which Jaguar Land Rover imports its vehicles. At the time of the explosion, approximately 5,800 Jaguar Land Rover vehicles were stored at various locations in Tianjin. Many of these vehicles were destroyed or damaged in the explosion, and, as a result, Jaguar Land Rover recognized an exceptional charge of GBP245 million in the second quarter of Fiscal 2016. By the end of Fiscal 2016, GBP88 million had been recovered through the receipt of insurance proceeds and other recoveries. During Fiscal 2017, total recoveries associated with the GBP157 million exceptional charge recognized in Fiscal 2016 amounted to GBP186 million. These included amounts received for insurance, tax recoveries, foreign exchange gains and the sales of vehicles that were at the port at the time of the explosion. There can be no assurance that any claim under our insurance policies will be honored fully or timely, our insurance coverage will be sufficient in any respect or our insurance premiums will not increase substantially. Accordingly, to the extent that we suffer loss or damage that is not covered by insurance or which exceeds our insurance coverage, or have to pay higher insurance premiums, our financial condition may be materially and adversely affected.

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

Export Promotion Capital Goods

Since Fiscal 1997, we have benefited from participation in the Export Promotion Capital Goods Scheme, or the EPCG Scheme, which permits us to import capital equipment under a special license at a substantially reduced customs duty. Our participation in this scheme is subject to us fulfilling an obligation to export goods manufactured or produced by the use of capital equipment imported under the EPCG Scheme to the value of a multiple of the cost plus insurance and freight value of these imports or customs duty saved over a period of 6, 8 and 12 years from the date of obtaining the special license. We currently hold 57 licenses (excluding redeemed licenses) which require us to export our products of a value of approximately Rs.43.41 billion between the years 2014 to 2022, and we carefully monitor our progress in meeting our incremental milestones. After fulfilling some of the export obligations as per provisions of Foreign Trade Policy, as at March 31, 2017, we have remaining obligations to export products worth approximately Rs.3.94 billion by October 2022. In the event that the export obligation under the EPCG Scheme is not fulfilled, we would have to pay the differential between the reduced and normal duty on the goods imported along with interest. In view of our past record of exceeding our export milestones, and our current plans with respect to our export markets, we do not currently foresee any impediments to meeting our export obligation in the required time frame.

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

We had initially set up our Nano project in Singur, West Bengal under a lease agreement with the West Bengal Industrial Development Corporation, or WBIDC. In October 2008, we moved our Nano project to Sanand in Gujarat. In January 2011, the newly elected Government of West Bengal enacted a law canceling the land lease agreement at Singur, and took over possession of the land. We challenged the constitutional validity of the law. In June 2012, the Calcutta High Court declared the law unconstitutional and restored our rights under the land lease agreement. The State Government filed an appeal in the Supreme Court of India in August 2012. In August 2016, the Supreme Court of India ordered the State Government to return the land to the farmers from whom WBIDC acquired the land. Following this decision, we decided to pursue the indemnities provided by WBIDC as lessor. WBIDC did not respond positively, and pursuant to our lease agreement, we are currently taking steps to commence the arbitration.

In South Korea, our union employees filed a lawsuit to include some elements of non-ordinary salary and bonus as part of “ordinary wages” for the period December 2007 to May 2011. The district court ruled in favor of the union employees in January 2013 and ordered TDCV to pay the employees KRW 17.2 billion and interest, up to the period of payment. We recorded a provision of KRW 45.8 billion (Rs.2,565 million) as at March 31, 2014, in respect of this lawsuit and consequential obligation for all employees (including non-union employees). TDCV filed an appeal against the order to the High Court of Seoul, which gave its verdict on December 24, 2014. The High Court of Seoul, following the decision of the Supreme Court in a case of an unaffiliated company, determined that some elements of non-ordinary salary were part of “ordinary wages” and they need to be paid with retrospective effect. However, based on the “Good Faith Principle” and because any retrospective payment would have high financial impact on the Company, the court determined that the bonuses and work performance salary would not be eligible for retrospective payment. Accordingly, the liability was determined at KRW 99 million and interest of KRW 20 million thereon.

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

During Fiscal 2015, Jaguar Land Rover’s Brazilian subsidiary received a demand for 167 million Brazilian Real (GBP43 million at March 31, 2017 exchange rates) in relation to additional indirect taxes (PIS and COFINS) claimed as being due on local vehicle and parts sales made in 2010. The count case was heard on July 27, 2017, and the subsidiary is successful.

C. Organizational Structure.

Tata Sons—Our Promoter and its Promoted Entities

Tata Sons holds equity interests in its promoted companies engaged in a wide range of businesses. The various companies promoted by Tata Sons, including Tata Motors Limited, are based substantially in India and had combined consolidated revenues of approximately over US$100 billion in Fiscal 2017. The businesses of entities promoted by Tata Sons can be categorized under seven business sectors, namely, engineering, materials, energy, chemicals, consumer products, services, and communications and information systems.

Some of the entities promoted by Tata Sons have their origins in the trading business founded by the founder Mr. Jamsetji Nusserwanji Tata in 1868, which was developed and expanded in furtherance of his dreams by his two sons, Sir Dorabji Tata and Sir Ratan Tata, following their father’s death in 1904. The family’s interests subsequently vested largely in the Sir Ratan Tata Trust, the Sir Dorabji Tata Trust and other associate trusts, collectively called “the Tata Trusts”. The Tata Trusts have been established for philanthropic and charitable purposes and together own a significant percentage of the share capital of Tata Sons.

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

Tata Sons promoted India’s first airline, Tata Airlines, which later changed its name to Air India (India’s national carrier), as well as India’s largest general insurance company, New India Assurance Company Limited, both of which were subsequently taken over by the government as part of the Government of India’s nationalization program. In 1999, entities promoted by Tata Sons also invested in several telephone and telecommunication ventures, including acquiring a significant portion of the Government of India’s equity stake in the then state owned Videsh Sanchar Nigam Limited, which was subsequently renamed Tata Communications Limited. Companies promoted by Tata Sons are building multinational businesses that aspire to achieve growth through excellence and innovation, while balancing the interests of shareholders, employees and society.

Some of the other companies promoted by Tata Sons include Titan Company, established in 1984, which is manufacturing India’s largest and best-known range of personal accessories, such as watches, jewelry, sunglasses, and prescription eyewear, and excels in precision engineering, Tata Housing Development Company, established in 1984, a real estate developer in India, Tata AIA Life Insurance Company, established in 2001, which is a joint venture between Tata Sons and AIA Life Group Ltd Tata AIG General Insurance Company, established in 2001, which provides non-life insurance solutions to individuals, groups and corporate houses in India and Tata Capital, established in 2007, a systemically important non-deposit taking non-banking financial company, or NBFC, that fulfils the financial needs of retail and institutional customers in India, Tata Realty and Infrastructure Limited, established in 2007 which is an Infrastructure and Real Estate developer, AirAsia (India) Limited, a joint venture established in 2013 which is a low cost airline, Tata SIA Airlines Limited, a joint venture established in 2013 which is engaged in full service scheduled passenger airline services, Tata Advanced Systems Limited, established in 2006 and its subsidiaries which are, inter alia, engaged in scientific, technical and research and development activities, manufacturing, testing and experimenting equipment, components, etc., in the field of advanced defense technologies, security systems, aerospace & aerostructures.

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

Companies which have subscribed to the Tata Brand Equity & Business Promotion Scheme pay an annual subscription fee to use the “TATA” business name and trademarks and participate in and gain from the promotion of the Tata brand equity as well as avail themselves of various services including legal, human resources, economics and statistics, corporate communications and public affairs services organized by Tata Sons. We believe that we benefit from the use of and association with the “TATA” brand identity and accordingly, Tata Motors Limited and certain of its subsidiaries have subscribed to the Tata Brand Equity & Business Promotion Agreement and pay an annual subscription fee to Tata Sons which is in the range of 0.15% to 0.25% of the annual net income (defined as net revenues exclusive of excise duties and other governmental taxes and non-operating income), subject to a ceiling of 5% of annual profit before tax (defined as profit after interest and depreciation but before income tax), each calculated on a standalone basis for these entities. In some of the past years, Tata Sons has lowered the absolute amount of subscription fee in light of its outlay for activities related to brand promotion and protection in those years. In Fiscal 2014, 2015 and 2017, no amount was paid in view of losses of Tata Motors Limited calculated on a standalone basis. Pursuant to our licensing agreement with Tata Sons, we have also undertaken certain obligations for the promotion and protection of the Tata brand identity licensed to us under the agreement. The agreement can be terminated by written agreement between the parties or by Tata Sons upon our breach of the agreement and our failure to remedy such a breach, or by Tata Sons upon providing six months’ notice for reasons to be recorded in writing. The agreement can also be terminated by Tata Sons upon the occurrence of certain specified events, including liquidation of Tata Motors Limited.

The entities promoted by Tata Sons continue to follow the ideals, values and principles of ethics, integrity and fair business practices espoused by the founder Mr. Jamsetji Tata, and his successors. To further protect and enhance the Tata brand equity, these values and principles have been articulated in the Tata Code of Conduct, which has been adopted by the entities promoted by Tata Sons. The Tata Trusts have also made significant contributions towards national causes through promotion of public institutions in the field of science, such as the Indian Institute of Science and the Tata Institute of Fundamental Research and in the field of social services through the Tata Institute of Social Sciences, the Tata Memorial Hospital, National Centre for the Performing Arts in Mumbai and, more recently, the Tata Medical Center at Kolkata in India for cancer patients, set up by the Tata Trusts and supported by Tata Sons and its promoted companies. The Tata Trusts are among the largest charitable foundations in India.

Some of the entities promoted by Tata Sons hold shares in other companies promoted by Tata Sons. Similarly, some of our directors may hold directorships on the boards of Tata Sons and/or other entities promoted by Tata Sons. However, there are no voting agreements, material supply or purchase agreements or any other relationships or agreements that have the effect of binding us with other entities promoted by Tata Sons at management, financial or operational levels. With the exception of Tata Steel, which under our Articles of Association has the right to appoint one director on our board of directors, neither Tata Sons nor its subsidiaries have any special contractual or other power to appoint our directors or management. They have only the voting power of their shareholdings in Tata Motors. Except as set forth in the tables below under the heading “Subsidiaries and Affiliates” and except for approximately a 15.37% equity interest in Tata Services Ltd, a 17.29% equity interest in Tata International Limited and a 10.47% equity interest in Tata Industries Limited, our shareholdings in other entities promoted by Tata Sons are generally insignificant as a percentage of their respective outstanding shares or in terms of the amount of our investment or the market value of our shareholdings of those companies.

Subsidiaries and Affiliates

The subsidiaries, joint operation and equity method affiliates and joint ventures of Tata Motors Limited that together with Tata Motors Limited form the Tata Motors Group as at March 31, 2017 are set forth in the chart below:

(1)	Holding company of Tata Motors Finance Solutions Limited and Sheba Properties Limited. Transferred its ‘New Vehicle Financing Business’ to its subsidiary - Sheba Properties Limited, vide a Scheme of Arrangement approved by the National Company Law Tribunal, effective from May 9, 2017 with an appointed date of January 31, 2017.
(2)	Will be merged into Tata Motors Limited vide a Scheme of Arrangement submitted before the National Company Law Tribunal with an appointed date of April 1, 2017.
(3)	These subsidiaries are based in many countries outside India.
(4)	Holding Company of Jaguar Land Rover Automotive Plc, Tata Daewoo Commercial Vehicle Co. Limited, Tata Motors (Thailand) Limited, Tata Motors (SA) (Proprietary) Limited, PT Tata Motors Indonesia and TMNL Motor Services Nigeria Limited.
(5)	Holding in its subsidiary, Tata Daewoo Commercial Vehicle Sales and Distribution Co. Ltd. is 100%.
(6)	Holding 99.997% in PT Tata Motors Distribusi Indonesia, a subsidiary, along with TML Holdings Pte. Ltd. holding 0.003%.
(7)	The holdings in these 13 subsidiaries range between 72.30% and 72.36%. Note that in June 2017, we divested an approximately 30% stake in TTL to Warburg Pincus. Following the completion of the transaction, we will continue to retain approximately 42%.
(8)	Incorporated with effect from January 31, 2017.
(9)	With one wholly owned subsidiary in Spain that has declared voluntary winding-up effective from February 21, 2017 and one affiliate in China with effective holding of 22.48%, held through the Spanish subsidiary until its disposal on February 15, 2017.
(10)	Out of the 15 subsidiaries with holdings ranging from 13% to 26%, 2 are presently under the process of liquidation and 7 joint ventures with holding of 13% to 13.5%.
(11)	Chery Jaguar Land Rover Auto Sales Company Limited a wholly owned subsidiary of Chery Jaguar Land Rover Automotive Co. Limited.
(12)	The holding company for 14 wholly owned subsidiary companies situated in various countries outside India.
(13)	An affiliate of Tata Technologies Limited.
(14)	Incorporated as a joint venture with effect from July 13, 2016, in association with Jayem Automotives Pvt. Limited.

Out of the above, the following are our three significant subsidiaries as defined under Regulation S-X:

Name	Country of Incorporation	Ownership Interest / Voting Power
Jaguar Land Rover Automotive plc	United Kingdom	100%
Jaguar Land Rover Limited	United Kingdom	100%
Jaguar Land Rover Holdings Limited	United Kingdom	100%

With respect to certain subsidiaries and affiliates, where Tata Motors Limited has a joint venture partner, voting on certain items of business may be based on affirmative voting provisions and board of director’s participation clauses in the relevant joint venture agreement(s).

D. Property, Plants and Equipment

Facilities

We operate six principal automotive manufacturing facilities in India. The first facility was established in 1945 at Jamshedpur in the state of Jharkhand in eastern India. We had commenced construction of the second facility in 1966 (with production commencing in 1976) at Pune, in the state of Maharashtra in western India, the third facility in 1985 (with production commencing in 1992) at Lucknow, in the state of Uttar Pradesh in northern India, the fourth at Pantnagar in the state of Uttarakhand, India, which commenced operations in Fiscal 2008, the fifth at Sanand in Gujarat in western India for manufacturing of the Nano, which commenced operations in June 2010, and the sixth plant for manufacturing Tata Marcopolo buses under our joint venture with Marcopolo and LCVs at Dharwad in Karnataka (which buses are also produced at Lucknow). The Jamshedpur, Pune, Sanand, Pantnagar and Lucknow manufacturing facilities have been accredited with an ISO/TS 16949:2000(E) certification.

The manufacturing facilities of TDCV are based in Gunsan, South Korea. TDCV has received the ISO/TS 16949 certification, an international quality systems specification given by SGS UK Ltd., an International Automotive Task Force, or IATF, accredited certification body. It is the first South Korean automobile OEM to be awarded an ISO/TS 16949 certification.

Fiat India Automobiles Private Limited, our joint arrangement with the FCA, has its manufacturing facility located in Ranjangaon, Maharashtra. The plant is used for manufacturing Tata and Fiat branded cars and engines, and transmissions for use by both partners.

Tata Motors (Thailand) Limited is our joint venture with Thonburi Automotive Assembly Plant Co. Ltd, and has a manufacturing facility located in Samutprakarn province, Thailand. The facility is used for the manufacture and assembly of pickup trucks. Through our joint venture in Thailand, we offered refreshed versions of Tata brand pickup trucks in Fiscal 2016 and increased the joint venture’s product range by introducing Daewoo brand M&HCV trucks in Thailand. We intend to introduce further upgraded versions of pickup trucks and introduce Tata brand M&HCV trucks in Thailand in Fiscal 2017

Through Jaguar Land Rover, we currently operate four principal automotive manufacturing facilities in the United Kingdom at Solihull, Castle Bromwich, Halewood and the Engine Manufacturing Centre at Wolverhampton, as well as two product development facilities in the United Kingdom at Gaydon and Whitley. Most of these facilities are owned as freehold estates or are held through long-term leaseholds, generally with nominal rents. In December 2015, Jaguar Land Rover announced an initial investment of GBP1 billion to build a manufacturing facility in Slovakia (owned as a freehold estate), with production scheduled to commence in Fiscal 2018. Jaguar Land Rover also owns a joint venture manufacturing plant under our China Joint Venture, in Changshu, near Shanghai, as part of a RMB 10.9 billion investment that also includes a new research and development center, which opened in October 2014. Construction of a new engine plant for production of fuel-efficient engines is also contemplated under the joint venture agreement. Jaguar Land Rover also recently opened a new manufacturing facility in Brazil, which manufactures the Evoque and Discovery Sport for the Brazilian market.

Tata Motors (SA) (Proprietary) Limited, our joint venture with Tata Africa Holdings (SA) (Proprietary) Ltd. for the manufacture and assembly operations of our LCVs and M&HCVs in South Africa, owns and operates a manufacturing facility located in Rosslyn, South Africa.

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

We also strive to increase the proportion of energy sourced from renewables. As such, we have invested in wind and solar power to develop our renewable energy generation capacity. We have also signed power purchase agreements with renewable energy producers. These measures have resulted in an increase in the share of renewable energy as part of the total electricity consumption to 17% in Fiscal 2017 from 9% in Fiscal 2016. As one of our prime objectives, we have endeavored to incorporate environmentally sound practices in our processes, products and services. Our manufacturing facilities at Pune, Jamshedpur, Lucknow, Sanand, Dharwad and Pantnagar in India each has an Environmental Management System in place and has achieved ISO-14001 certification. We have been implementing various Environment Management Programs on energy conservation such as reduction in electricity and fuel consumption with resulting reductions in greenhouse gas emissions. We are actively working toward a shift to gas fuels to meet process heat requirements.

Pursuant to our commitment to climate change mitigation, we are a signatory to the RE100, a global collaborative initiative of influential businesses committed to 100% renewable electricity.

Jaguar Land Rover

Jaguar Land Rover’s production facilities are subject to a wide range of environmental, health and safety requirements. These requirements address, among other things, air emissions, wastewater discharges, accidental releases into the environment, human exposure to hazardous materials, storage, treatment, transportation and disposal of wastes and hazardous materials, investigation and clean-up of contamination, process safety and maintenance of safe conditions in the workplace. Many of Jaguar Land Rover’s operations require permits and controls to monitor or reduce pollution. Jaguar Land Rover has incurred, and will continue to incur, substantial on-going capital and operating expenditures to ensure compliance with current and future environmental, health and safety laws and regulations or their more stringent enforcement. Violations of these laws and regulations could result in the imposition of significant fines and penalties, the suspension, revocation or non-renewal of our permits, production delays or limitations, or the closure of Jaguar Land Rover plants. Other environmental, health and safety laws and regulations could impose restrictions or onerous conditions on the availability or the use of raw materials that Jaguar Land Rover needs for its manufacturing process. Violations of these laws and regulations may occur, among other ways, from errors in monitoring emissions of hazardous or toxic substances from Jaguar Land Rover vehicles or production sites into the environment, such as their use of incorrect methodologies or defective or inappropriate measuring equipment, errors in manually capturing results, or other mistaken or unauthorized acts of our employees, suppliers or agents.

Jaguar Land Rover’s business and manufacturing processes result in the emission of greenhouse gases such as CO2. Jaguar Land Rover expects requirements to reduce greenhouse gasses to become increasingly more stringent and costly to address over time. For example, the EU Emissions Trading Scheme, or EUETS, an EU-wide system in which allowances to emit greenhouse gases are issued and traded, is now in Phase 3 (2013 to 2020) and applies to Jaguar Land Rover’s four manufacturing facilities. Jaguar Land Rover has managed its EUETS allowances during previous phases of the EUETS scheme and uses remaining allowances from these earlier phases to meet its compliance requirements. The automotive sector was recognized as being at risk of “carbon leakage” in accordance with the EUETS rules. This means that Jaguar Land Rover will receive an increase in free allowances from 2015 and 2019. As a consequence of these actions, Jaguar Land Rover currently projects that it will reach the end of Phase 3 without the need to purchase EUETS carbon allowances. In Phase 4 of the scheme (2020 to 2027), free allowances will diminish to zero by 2027. Jaguar Land Rover therefore projects a need to purchase EUETS allowances in Phase 4, potentially at a substantial cost. This forecast is subject to further evaluation circumstances surrounding Brexit and its impact on the regulated carbon schemes.

Jaguar Land Rover has a Climate Change Agreement, or CCA, in the United Kingdom, which covers its manufacturing energy use. This requires Jaguar Land Rover to deliver a 15% reduction in energy use per vehicle by 2020 compared to the 2008 baseline. Jaguar Land Rover’s projections show that it is on track to achieve this target and consequently will not need to purchase carbon allowances under this scheme.

Jaguar Land Rover are also registered as a participant in the Carbon Reduction Commitment Energy Efficiency Scheme, or the CRC Scheme, which regulates emissions from electricity and gas use primarily in its non-manufacturing activities in the United Kingdom. Jaguar Land Rover purchased carbon allowances under this scheme for the first time in 2015 for emissions in Fiscal 2014.

The Department of Energy and Climate Change has recently issued a consultation on potential changes to the energy taxation regime in the United Kingdom. Her Majesty’s Treasury has advised that the envisaged changes need to be cost neutral and should not result in a decrease in the revenues raised from the schemes. These changes may lead to elimination of the CRC Scheme and amendments to the CCA scheme. These changes may result in an increased cost of compliance to the Jaguar Land Rover business. Jaguar Land Rover has worked with the Society of Motor Manufacturers and Traders, or SMMT, to compile and submit a response to the consultation.

Many of Jaguar Land Rover’s sites have an extended history of industrial activity. Jaguar Land Rover may be required to investigate and remediate contamination at those sites, as well as properties they formerly operated, regardless of whether they caused the contamination or the activity causing the contamination was legal at the time it occurred. For example, some of Jaguar Land Rover’s buildings at their Solihull plant and other plants in the United Kingdom are undergoing an asbestos removal program in connection with on-going refurbishment and rebuilding. With respect to the contaminated properties, as well as Jaguar Land Rover’s operations generally, Jaguar Land Rover could also be subject to claims by government authorities, individuals and other third parties seeking damages for alleged personal injury or property damage or damage to natural resources resulting from hazardous substance contamination or exposure caused by Jaguar Land Rover’s operations, facilities or products. The discovery of previously unknown contamination, or the imposition of new obligations to investigate or remediate contamination at Jaguar Land Rover’s facilities, could result in substantial unanticipated costs. Jaguar Land Rover could be required to establish or substantially increase financial reserves for such obligations or liabilities. The above factors, coupled with an inability to accurately predict the amount or timing of such costs could have a material adverse impact on Jaguar Land Rover’s business, financial condition and/or results of operations could be material.

Production Capacity

The following table shows our production capacity as at March 31, 2017 and production levels by plant and product type in Fiscal 2017 and 2016:

	As at March 31, 2017	Year ended March 31,
	Production Capacity	2017	2016
		Production (Units)
Tata Motors Plants in India[1]
Medium and heavy commercial vehicles, light commercial vehicles, utility vehicles and passenger cars	1,607,064	529,927	466,622
Jaguar Land Rover[2,5]
Utility vehicles, passenger cars	772,368	620,287	559,880
Other subsidiary companies’ plants (excluding Jaguar Land Rover)[3]
Medium and heavy commercial vehicles, buses, bus bodies and pickup trucks	52,000	21,858	20,237
Joint operations[4] (Passenger Vehicles)	100,000	12,234	29,931

1.	This refers to estimated production capacity on a double-shift basis for all plants (except the Uttarakhand plant for which capacity is on a three-shift basis) for the manufacture of vehicles and replacement parts.
2.	Production capacity is on a three-shift basis. Includes assembly plant in Brazil.
3.	The plants are located in South Korea, Morocco, South Africa and Thailand. Production capacity of plants at Morocco is on a single-shift basis.
4.	Excludes production of engines/powertrains.
5.	Includes capacity at Chery Jaguar Land Rover Automotive Company Limited.

Properties

We produce vehicles and related components and carry out other businesses through various manufacturing facilities. In addition to our manufacturing facilities, our properties include sales offices and other sales facilities in major cities, repair service facilities and research and development facilities.

The following table sets forth information, with respect to our principal facilities, a substantial portion of which are owned by us as at March 31, 2017. The remaining facilities are on leased premises.

Location	Facility or Subsidiary / Joint Operations Name	Principal Products or Functions
India
In the State of Maharashtra
Pune (Pimpri, Chinchwad, Chikhali[1], Maval)	Tata Motors Limited	Automotive vehicles, components and research and development
Pune (Chinchwad)	TAL Manufacturing Solutions Ltd.	Factory automation equipment and services
Pune (Hinjewadi)[1]	Tata Technologies Ltd.	Software consultancy and services
Mumbai, Pune	Tata Motors Limited/Concorde Motors (India) Ltd./Tata Motors Finance Ltd.	Automobile sales and service and vehicle financing
Nagpur[1]	TAL Manufacturing Solutions Ltd.	Production of advanced composite floor beams, including machining of metal fittings for Boeing 787 Dreamliner
Satara	Tata Cummins Pvt. Ltd.	Automotive engines
Pune (Ranjangaon)	Fiat India Automobiles Pvt. Ltd.	Automotive vehicles and components
In the State of Jharkhand
Jamshedpur	Tata Motors Limited	Automotive vehicles, components and research and development
Jamshedpur	TML Drivelines Ltd.	Axles and transmissions for M&HCVs
Jamshedpur	Tata Cummins Pvt. Ltd.	Automotive engines
In the State of Uttar Pradesh
Lucknow[1]	Tata Motors Limited	Automotive vehicles, parts and research and development
	Tata Marcopolo Motors Ltd.	Bus bodies
In the State of Karnataka
Dharwad	Tata Motors Limited	Automotive vehicles, components, spare parts and warehousing
	Tata Marcopolo Motors Ltd.	Bus body manufacturing
Bengaluru[2]	Concorde Motors (India) Ltd.	Automobile sales and service
In the State of Uttarakhand
Pantnagar[1]	Tata Motors Limited	Automotive vehicles and components

In the State of Gujarat
Sanand	Tata Motors Limited	Automotive vehicles and components
Rest of India
Hyderabad[2] & Chennai[1]	Concorde Motors (India) Ltd.	Automobile sales and service
Cochin, Delhi	Concorde Motors (India) Ltd.	Automobile sales and service
Various other properties in India	Tata Motors Limited/Tata Motors Finance Ltd.	Vehicle financing business (office/ residential)
Outside India
Singapore	Tata Technologies Pte Ltd.	Software consultancy and services
Republic of South Korea	Tata Daewoo Commercial Vehicles Co. Ltd	Automotive vehicles, components and research and development
Thailand	Tata Motors (Thailand) Ltd.	Pick-up trucks
	Tata Technologies (Thailand) Ltd.	Software consultancy and services
United Kingdom	Tata Motors European Technical Centre	Engineering consultancy and services
United Kingdom	INCAT International PLC, Tata Technologies Europe Ltd and Cambric UK Ltd	Software consultancy and services

Location	Facility or Subsidiary / Joint Operations Name	Principal Products or Functions
United Kingdom
Solihull	Jaguar Land Rover Limited	Automotive vehicles and components
Castle Bromwich	Jaguar Land Rover Limited	Automotive vehicles and components
Halewood	Jaguar Land Rover Limited	Automotive vehicles and components
Gaydon	Jaguar Land Rover Limited	Research and product development
Whitley	Jaguar Land Rover Limited	Headquarters and research and product development
Wolverhampton	Jaguar Land Rover Limited	Engine manufacturing
Spain	Tata Hispano Motors Carrocera S.A.	Bus body service
Morocco	Tata Hispano Motors Carrocerries Maghreb SA	Bus body manufacturing and service
South Africa	Tata Motors (SA) (Proprietary) Limited	Manufacture and assembly operations of vehicles
Indonesia	PT Tata Motors Indonesia	Distribution of vehicles
Brazil	Jaguar Land Rover Limited	Automotive vehicles and components
Italy	Trilix Srl.	Automotive design and engineering
Others (e.g. United States, United Kingdom, China, Europe, Australia)	Tata Technologies Ltd.	Software consultancy and services
	Jaguar Land Rover[3]	National sales companies
Regional sales offices

Note:	Excludes facilities held by our joint ventures, including the manufacturing plant held by Jaguar Land Rover Automotive Company Limited.
1.	Land at each of these locations is held under an operating lease.
2.	Some of the facilities are held under an operating lease and some are owned.
3.	National sales companies are held by various subsidiaries of the Jaguar Land Rover group of companies

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

Overview

In Fiscal 2017, our total revenue (net of excise duties), including finance revenues, decreased by 1.8% to Rs.2,656,495 million from Rs.2,705,113 million in Fiscal 2016. We recorded net income (excluding the share attributable to non-controlling interests) of Rs.61,211 million in Fiscal 2017 representing a decrease by 36.2% or Rs.34,672 million over net income in Fiscal 2016 of Rs.95,883 million.

As discussed in our introductory remarks, we use earnings before other income, interest and tax to assess our operating performance; a reconciliation of our consolidated earnings before other income, interest and tax to our consolidated net income for the years ended March 31, 2017, 2016 and 2015 is set forth below.

	For the year ended March 31,
	2017	2016	2015
	Rs. in million
Earnings before other income, interest and tax	100,125	175,640	253,790
Add/(Less):
Share of profit/(loss) of equity accounted investees (net)	14,930	5,775	(1,748)
Other income/(loss) (net)	30,405	3,136	11,508
Foreign exchange gain/(loss) (net)	(10,830)	(19,439)	(19,850)
Interest income	5,641	7,187	6,764
Interest expense (net)	(42,366)	(47,913)	(52,232)
Income tax expense	(35,670)	(27,513)	(69,150)
Net Income	62,235	96,872	129,082

As also discussed in our introductory remarks, we use free cash flow to measure ongoing needs for investments in plant and machinery, products and technologies; a reconciliation of our free cash flow for the years ended March 31, 2017, 2016 and 2015 is set forth below.

	Year ended March 31,
	2017	2016	2015
	Rs. in million
Cash flow from operating activities	303,107	374,713	365,401

Less:
Payments for property, plant and equipment	(162,799)	(159,538)	(171,362)
Proceeds from sale of property, plant and equipment	534	588	704
Payment for intangible assets	(143,799)	(152,065)	(130,241)

	(306,064)	(311,015)	(300,899)

Free cash flow	(2,957)	63,698	64,502

As also discussed in our introductory remarks, we use ratio of net debt to shareholders’ equity to measure our debt commitments; a reconciliation of our ratio of net debt to shareholders’ equity as at March 31, 2017 and 2016 are set forth in Exhibit 7.1 to this annual report on Form 20-F.

Economy

India

On a macro level, the Indian economy in Fiscal 2017 remained fairly robust and stable, characterized by low inflation, low current account deficit, low fiscal deficit and low interest rates. India was one of the faster growing large economies in the world, with the Rupee performing better than most other emerging markets currencies. Following a year of deflation, there was a significant upturn in commodity prices. Two years of drought resulted in subdued consumer spending during the early part of the year. While private investment is continued to remain weak, higher capital expenditure by the government is expected to crowd in private investment. We also anticipate the rural market growth to continue due to improved agricultural output and higher rural expenditure.

In Fiscal 2017, India’s GDP increased by 7.1%, as compared to an increase of 8% in Fiscal 2016 (based on the provisional estimate of Fiscal 2017 annual national income data from the Ministry of Statistics and Programme Implementation), in part as a result of a temporary consumption shock induced by cash shortages and payment disruptions emanating from demonetization. Nominal GDP growth recovered to respectable levels, reversing the sharp and worrisome dip that had occurred. Agriculture sector registered a 4.9% growth in Fiscal 2017 as compared to 0.7% in Fiscal 2016. Industry sector (mining & quarrying, manufacturing and construction) registered a 5.5% growth in Fiscal 2017 as compared to 9.0% growth in Fiscal 2016. Services sector registered 7.7% growth in Fiscal 2017 as compared to 9.5% in Fiscal 2016. According to the new base year (2011-12), the Index of Industrial Production (IIP) recorded 4.9% growth in Fiscal 2017, as compared to 3.4% in Fiscal 2016. Significant factors influencing IIP growth in Fiscal 2017 included a 4.8% increase in the manufacturing sector, compared to 3.0% in Fiscal 2016, which was due to a better performance of sectors like motor vehicles and other transport equipment. The IIP of the mining & quarrying sector increased by 5.4%, compared to 4.3% in Fiscal 2016, and electricity services recorded moderate increase of 5.8% in Fiscal 2017, as compared to 5.7% in Fiscal 2016. The IIP of consumer durables grew by 5% in Fiscal 2017, as compared to 4.3% in Fiscal 2016. The IIP of Infrastructure/ Construction goods recorded 3.9% growth in Fiscal 2017, as compared to 2.8% in Fiscal 2016. The Consumer Price Index (CPI)- New Series inflation, displayed a downward trend since July 2016. The rising international oil prices resulted in reversal of Wholesale Price Index. Core inflation, however, was more stable as compared to Fiscal 2016. The current account deficit declined in the first half of Fiscal 2017. The trade deficit declined for majority of period. The first half of Fiscal 2017 saw a contraction in imports, which was steeper than the fall in exports. The latter half of Fiscal 2017 saw both imports and exports recovering.

World

Global economic performance in Fiscal 2017 remained weak. While a recovery in commodity prices has provided some relief to commodity exporters and helped in reducing the deflationary pressures, structural problems such as low productivity growth and high-income inequality persisted and are likely to continue. While activity rebounded strongly in the United States in second half of 2016 after a weak first half, output remained below potential in a number of other advanced economies, most notably in the Euro area. The picture for emerging market and developing economies remained much more diverse. The growth rate in China was a bit stronger than expected, supported by continued policy stimulus. However, activity was weaker than expected in some Latin American countries such as Brazil. Activity in Russia was slightly better than expected, in part reflecting firmer oil prices.

The United Kingdom secured its seventh consecutive year of growth since the recession, and has been the fastest growing of the group of seven leading industrial economies in calendar year 2016. The Sterling suffered two sharp devaluations this year — immediately after the Brexit vote in June 2016 and as a result of statements made at the Conservative Party conference in October 2016 which stoked fears of a “hard Brexit”. The Eurozone had marginal GDP growth in calendar year 2016; however, rising inflation poses a risk to growth and can negatively affect consumer spending. France and Spain experienced GDP growth, while Germany and Italy showed no change, with GDP growth rates same as last year.

Automotive operations

Automotive operations is our most significant operating segment, accounting for 99.3%, 99.5% and 99.5% of our total revenues in each of Fiscal 2017, 2016, and 2015, respectively. In Fiscal 2017, revenue from automotive operations before inter-segment eliminations was Rs.2,639,061 million, as compared to Rs.2,691,018 million in Fiscal 2016 and Rs.2,635,966 million in Fiscal 2015.

Our automotive operations include:

•	All activities relating to the development, design, manufacture, assembly and sale of vehicles, as well as related spare parts and accessories;

•	Distribution and service of vehicles; and

•	Financing of our vehicles in certain markets.

Our automotive operations segment is further divided into Tata and other brand vehicles (including financing thereof), and Jaguar Land Rover. In Fiscal 2017, Jaguar Land Rover contributed 80.4% of our total automotive revenue compared to 81.8% in Fiscal 2016 and 83.0% in Fiscal 2015 (before intra-segment elimination) and the remaining 19.6% was contributed by Tata and other brand vehicles in Fiscal 2017 compared to 18.2% in Fiscal 2016 and 17.0% in Fiscal 2015. Jaguar Land Rover revenue includes a translation loss from GBP to Indian rupees. For further detail see Item 5.A “—Operating Results—Fiscal 2017 Compared to Fiscal 2016—Revenue.”

Other Operations

Our other operations business segment mainly includes information technology services, machine tools and factory automation solutions. Our revenue from other operations before inter-segment eliminations was Rs.31,154 million in Fiscal 2017, an increase of 7.0% from Rs.29,116 million in Fiscal 2016. Revenues from other operations represented 1.2%, 1.1% and 1.0% of our total revenues, before inter-segment eliminations, in Fiscal 2017, 2016 and 2015, respectively. Earnings before other income, interest and tax before inter-segment eliminations (segment earnings), were Rs.3,798 million in Fiscal 2017 and Rs.4,212 million and Rs.3,448 million in Fiscal 2016 and 2015, respectively.

Geographical breakdown

We have pursued a strategy of increasing exports of Tata and other brand vehicles to new and existing markets. Improved market sentiment in certain countries to which we export and a strong portfolio of Jaguar Land Rover vehicles have enabled us to increase sales in these international markets in Fiscal 2017. Sales in Europe have overtaken those in China, and Europe has become our second largest single market in terms of volume, after India. Sales in Europe increased by 45.2% in Fiscal 2016, in terms of volume. Besides, Jaguar Land Rover, TDCV, our subsidiary in South Korea, and TTL, our specialized subsidiary engaged in engineering, design and information technology services, contributes to our revenue from international markets. The proportion of our net sales earned from markets outside of India has decreased marginally to 84.1% in Fiscal 2017 from 84.8% in Fiscal 2016, due to growth in revenues from India. Our net sales do not include revenues of the China Joint Venture (which commenced operations in Q3 of Fiscal 2015), as the China Joint Venture is an equity accounted investee.

The following table sets forth our revenue from our key geographical markets:

	Year ended March 31,
	2017		2016		2015
Revenue	Rs. in million	Percentage	Rs. in million	Percentage	Rs. in million	Percentage
India	422,499	15.9%	411,399	15.2%	361,206	13.6%
China	410,722	15.5%	485,384	17.9%	755,916	28.5%
United Kingdom	486,091	18.3%	448,389	16.6%	351,527	13.3%
United States of America	413,470	15.6%	431,592	16.0%	328,798	12.4%
Rest of Europe	469,927	17.7%	415,022	15.3%	317,303	12.0%
Rest of the World	453,786	17.0%	513,327	19.0%	534,179	20.2%

Total	2,656,495	100%	2,705,113	100%	2,648,929	100%

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

Results of operations

The following table sets forth selected items from our consolidated statements of income for the periods indicated and shows these items as a percentage of total revenues:

	Percentage of Total Revenue
	Year ended March 31,						Percentage Change
	2017		2016		2015		2016 to 2017	2015 to 2016
Total revenues	100%		100%		100%		-1.8%	2.1%
Raw materials, components and purchase of product for sale (including change in inventories of finished goods & work-in-progress)	62.5		60.5		61.0		1.3	1.2
Employee cost	10.7		10.7		9.5		-1.6	15.1
Other expenses	22.9		21.6		20.6		4.0	7.2
Provision for loss of inventory (net of insurance recoveries)	-0.5		0.6		—		-181.2	100.0
Depreciation and amortization	6.9		6.2		5.1		8.5	25.0
Expenditure capitalized	-6.4		-6.2		-5.8		1.2	8.9
Other (income)/ loss (net)	-1.1		-0.1		-0.4		798.4	-72.8
Interest income	-0.2		-0.3		-0.3		-21.5	6.2
Interest expense (net)	1.6		1.8		2.0		-11.6	-8.3
Foreign exchange (gain) / loss (net)	0.5		0.8		0.8		-35.5	1.1
Share of (profit) / loss of equity accounted investees	-0.6		-0.2		0.1		158.5	-430.3
Net income before tax	3.7		4.6		7.4		-21.3	-37.3
Income tax expense	-1.3		-1.0		-2.6		29.6	-60.2
Net income	2.4		3.6		4.8		-35.8	-25.0
Net income attributable to shareholders of Tata Motors Limited	2.4		3.6		4.8		-36.2	-25.3
Net income attributable to non-controlling interests	—	*	—	*	—	*	3.5	25.0

*	Less than 0.1

The following table sets forth selected data regarding our automotive operations (Tata and other brand vehicles (including financing thereof) and Jaguar Land Rover) for the periods indicated and the percentage change from period-to-period (before inter-segment eliminations):

	Year ended March 31,			Percentage Change
	2017	2016	2015	2016 to 2017	2015 to 2016
Total Revenues (Rs. million)	2,639,061	2,691,018	2,635,966	-1.9	2.1
Earnings before other income, interest and tax (Rs. million)	102,958	173,315	252,241	-40.6	-31.3
Earnings before other income, interest and tax (% to total revenue)	3.9%	6.4%	9.6%

The following table sets forth selected data regarding our other operations for the periods indicated and the percentage change from period-to-period (before inter-segment eliminations):

	Year ended March 31,			Percentage Change
	2017	2016	2015	2016 to 2017	2015 to 2016
Total Revenues (Rs. million)	31,154	29,116	27,152	7.0	7.2
Earnings before other income, interest and tax (Rs. million)	3,798	4,212	3,448	-9.8	22.2
Earnings before other income, interest and tax (% to total revenue)	12.2%	14.5%	12.7%

Fiscal 2017 Compared to Fiscal 2016

Revenue

Our total consolidated revenue (net of excise duty, where applicable), including finance revenue, decreased by 1.8% to Rs.2,656,495 million in Fiscal 2017 from Rs.2,705,113 million in Fiscal 2016.

The revenue of our Tata brand vehicles increased by 5.7% to Rs.518,431 million in Fiscal 2017 from Rs.490,344 million in Fiscal 2016 due to increased volumes of Passenger Cars and LCV. However, the revenue of our Jaguar Land Rover business decreased by 3.6% to Rs.2,120,677 million in Fiscal 2017 from Rs.2,200,750 million in Fiscal 2016, reflecting a decrease foreign currency translation loss from GBP to Indian rupees of Rs.276,439 million. Excluding the impact of foreign currency translation, the increase in revenue is Rs.193,616 million at our Jaguar Land Rover business, primarily due to volume increases driven by the success of new products we launched, such as the F-PACE and Discovery Sport, offset by the production constraints of the Defender and Discovery ahead of the start of sales of the all new Discovery in the fourth quarter of Fiscal 2017, as well as strong growth in China, the United Kingdom, North America and European markets. The increase was attributable to an increase in sales of Jaguar-brand vehicles to 169,284 units in Fiscal 2017 from 102,106 units in Fiscal 2016, an increase of 65.8%, offset by decrease in sales of Land Rover from 407,228 units in Fiscal 2016 to 365,462 units in Fiscal 2017, a decrease of 10.3% (volumes excluding Chery Jaguar Land Rover). Furthermore, revenue includes realized losses on cash flow hedges of Rs.112,698 million in Fiscal 2017 as compared to a gain of Rs.7,691 million in Fiscal 2016.

Our revenues from sales of vehicles and spares manufactured in India increased by 3.6% to Rs.439,134 million in Fiscal 2017 from Rs.423,698 million in Fiscal 2016. The increase was mainly attributable to revenues from passenger cars in India, which increased by 37.5% to Rs.45,674 million in Fiscal 2017 from Rs.33,224 million in Fiscal 2016, and revenue attributable to utility vehicles, which increased by 21.2% to Rs.12,607 million in Fiscal 2017 from Rs.10,400 million in Fiscal 2016. New product offerings in our passenger cars helped us increase our volumes and revenues in this category. Further, revenues from LCVs increased by 3.8% to Rs.61,077 million in Fiscal 2017 from Rs.58,861 million in Fiscal 2016. However, revenues of M&HCVs in India decreased by 2.6% to Rs.213,386 million in Fiscal 2017 from Rs.219,097 in Fiscal 2016, primarily due to increased competition.

Revenue from our vehicle financing operations increased by 9% to Rs.24,318 million in Fiscal 2017, as compared to Rs.22,319 million in Fiscal 2016.

Revenue attributable to TDCV, our subsidiary company engaged in design, development and manufacturing of M&HCVs, increased by 21.0% to Rs.57,774 million in Fiscal 2017 from Rs.47,742 million in Fiscal 2016, primarily due to strong performance in its domestic Korean market. There was a strong demand from the construction sector and replacement demand including factors such as low interest rates and diesel prices. However, the exports markets were very challenging. Factors like persistently low-oil prices, local currency depreciation against the U.S. dollar, continuing statutory regulations to reduce imports, the slowdown in Chinese economy impacting commodity exporting countries, and increased dealer inventory adversely impacted TDCV’s exports in major markets, such as Algeria, Russia, Vietnam, South Africa and Gulf Cooperation Council, or GCC, countries.

Revenue from other operations, before inter-segment eliminations, increased by 7.0% to Rs.31,154 million in Fiscal 2017 from Rs.29,116 million in Fiscal 2016, and represents 1.2% and 1.1% of our total revenues, before inter-segment eliminations, in Fiscal 2017 and 2016, respectively.

Cost and Expenses

Raw Materials, Components and Purchase of Products for Sale (including change in inventories of finished goods and work-in-progress) (material costs)

Material costs increased marginally by 1.3% to Rs.1,659,297 million in Fiscal 2017 from Rs.1,637,210 million in Fiscal 2016. Material costs include realized exchange gain of Rs.7,553 million in Fiscal 2017 as compared to a loss of Rs.25,571 million in Fiscal 2016.

At our Jaguar Land Rover operations, material costs in Fiscal 2017 marginally decreased by 0.7% to Rs.1,309,697 million from Rs.1,318,875 million in Fiscal 2016. The decrease was attributable to favorable currency translation from GBP to INR of Rs.171,240 million. Excluding currency translation, material costs attributable to our Jaguar Land Rover operations increased by GBP 1,666 million (12.4%) in Fiscal 2017 mainly due to a 5% increase in sales volume, an increase in duties of GBP 150 million, primarily due to an increase in sales to the US, and unfavorable foreign currency effects applicable for sourcing countries, notably the weakening of Sterling against the Euro. Material costs at our Jaguar Land Rover operations as a percentage of revenue increased to 61.3% in Fiscal 2017 from 60.9% in Fiscal 2016 (in GBP terms), primarily attributable to higher sales of our popular F-PACE and the new Discovery launched in Fiscal 2017.

Material costs for Tata and other brand vehicles have also increased by 10.3% to Rs.345,437 million in Fiscal 2017 from Rs.313,172 million in Fiscal 2016, primarily due to increase in volumes. Further, material costs as a percentage of total revenue (excluding finance revenue) increased to 69.8% in Fiscal 2017, as compared to 66.9% in Fiscal 2016, primarily due to unfavorable product mix leading to lower contribution margin.

For our India operations, material costs in the passenger vehicle segment increased by 45.1% to Rs.42,337 million in Fiscal 2017, as compared to Rs.29,183 million in Fiscal 2016 for our passenger cars, and by 26.3% to Rs.10,768 million in Fiscal 2017, as compared to Rs.8,529 million in Fiscal 2016 for our utility vehicles, mainly due to increased unit sales. Material costs for LCVs also increased 10.8% to Rs.45,318 million in Fiscal 2017, as compared to Rs.40,439 million in Fiscal 2016. Material costs for M&HCVs increased by 2.8% to Rs.148,073 million in Fiscal 2017, as compared to Rs.143,924 million in Fiscal 2016.

Material costs increased by 24.2% to Rs.38,695 million in Fiscal 2017, as compared to Rs.31,159 million in Fiscal 2016 for TDCV, primarily due to higher volumes particularly in the domestic market. The increase is also due to an unfavorable foreign currency translation from KRW to Indian rupees of Rs.1,076 million. As a percentage of total revenue, material cost increased to 66.9% in Fiscal 2017, compared to 65.3% in Fiscal 2016, primarily due to higher sale of mixer truck models (bearing lower margin) and aggressive pricing for export sales.

Provision/(Reversal) for Loss of Inventory

On August 12, 2015, a series of explosions caused widespread damage at the Port of Tianjin in China, one of three major locations in China through which Jaguar Land Rover imports its vehicles. A provision of Rs.16,384 million (GBP157 million) (net of insurance recoveries) of Rs.5,342 million (GBP55 million)) has been recognized against the carrying value of inventory for the damage due to explosion at the port of Tianjin in China in Fiscal 2016.

In Fiscal 2017, Rs.13,301 million (GBP151 million) relating to insurance recoveries, recovery of import duties and taxes and to an updated assessment of the condition of the remaining vehicles led to a reversal of the initial provision recorded in Fiscal 2016.

Employee Costs

Our employee costs decreased by 1.6% in Fiscal 2017 to Rs.283,588 million from Rs.288,117 million in Fiscal 2016, including the foreign currency translation impact from GBP to Indian rupees discussed below.

Our permanent headcount increased by 3.9% as at March 31, 2017 to 79,558 employees from 76,598 employees as at March 31, 2016, primarily due to new production facilities and research and development centers at Jaguar Land Rover. However, the average temporary headcount decreased by 3.2% to 38,692 employees in Fiscal 2017 from 40,205 employees in Fiscal 2016.

The employee cost at Jaguar Land Rover decreased by 4.7% to Rs.218,016 million in Fiscal 2017 from Rs.228,730 million in Fiscal 2016. This decrease includes a favorable foreign currency translation from GBP to Indian rupees of Rs.27,569 million. In GBP terms, employee costs at Jaguar Land Rover increased to GBP2,490 million in Fiscal 2017 from GBP2,321 million in Fiscal 2016. The employee cost at Jaguar Land Rover as a percentage to revenue decreased to 10.2% in Fiscal 2017 from 10.4% in Fiscal 2016. Due to consistent increases in volumes and to support new launches and product development projects, Jaguar Land Rover increased its average permanent headcount by 6.8% in Fiscal 2017 to 31,810 employees from 29,789 employees in Fiscal 2016 and the average temporary headcount increased by 1.5% in to 7,324 employees in Fiscal 2017 from 7,216 employees in Fiscal 2016. Total number of permanent employees as at March 31, 2017 was 32,870, as compared to 30,750 as at March 31, 2016 for Jaguar Land Rover.

The employee cost for Tata and other brand vehicles (including financing thereof) increased by 9.5% to Rs.51,310 million in Fiscal 2017 from Rs.46,836 million in Fiscal 2016.

For our India operations, employee costs increased by 13.6% to Rs.41,856 million in Fiscal 2017 from Rs.36,834 million in Fiscal 2016, mainly due to regular annual increases in salary and wage agreements at our Pune plant. The permanent headcount increased by 1.1% as at March 31, 2017 to 36,560 employees from 36,177 employees as at March 31, 2016. However, the average temporary headcount remained same at 31,586 employees in Fiscal 2017 from 31,625 employees in Fiscal 2016. In Fiscal 2017, there was an expense of Rs.676 million towards early-retirement given to various employees.

Employee costs at TDCV increased by 5.3% to Rs.7,759 million in Fiscal 2017 from Rs.7,370 million in Fiscal 2016, primarily due to annual increments and headcount by 4.0%.

In Fiscal 2016, we closed the manufacturing operations at Tata Hispano Motors Carrocerries Maghreb, or Hispano Maghreb, and paid Rs.223 million as employee separation costs.

Other Expenses

Other expenses increased by 4.0% to Rs.608,462 million in Fiscal 2017 from Rs.585,321 million in Fiscal 2016. There was a favorable foreign currency translation of GBP to Indian rupees of Rs.64,840 million pertaining to Jaguar Land Rover. As a percentage of total revenues, these expenses increased to 22.9% in Fiscal 2017 from 21.6% in Fiscal 2016. The major components of expenses are as follows:

				Percentage of Total Revenue
	Year ended March 31,		Change	Year ended March 31,
	2017	2016		2017	2016
	(Rs. in millions)
Freight and transportation expenses	103,534	103,351	0.2%	3.9%	3.8%
Works operation and other expenses	232,675	223,315	4.2	8.8	8.3
Publicity	86,987	87,685	-0.8	3.3	3.2
Allowance for trade and other receivables, and finance receivables	7,360	15,319	-52.0	0.3	0.6
Warranty and product liability expenses	85,866	67,539	27.1	3.2	2.5
Research and development expenses	34,136	34,688	-1.6%	1.3%	1.3%

1.	Freight and transportation expenses were flat at Rs.103,534 million in Fiscal 2017. This reflects a favorable foreign currency translation of GBP to Indian rupees of Rs.10,338 million. Considering this, the increase in freight and transportation expenses corresponds to an increase in volumes at both Tata brand vehicles and Jaguar Land Rover operations, predominantly on account of increased sales of Passenger Cars and growth in North America and Europe and the United Kingdom, respectively, on an annual basis.

2.	Our works operation and other expenses represented 8.8% and 8.3% of total revenue in Fiscal 2017 and 2016, respectively. On absolute terms, the expenses have increased by 4.2% to Rs.232,675 million in Fiscal 2017 from Rs.223,315 million in Fiscal 2016. These mainly relate to volume-related expenses at Jaguar Land Rover and Tata Motors. There is an increase in project expenses relating to our contract manufacturing arrangement with Magna Steyr which are capitalized and shown under the line item “expenditure capitalized” discussed below.

3.	Publicity expenses remains flat at 3.3% of our total revenues in Fiscal 2017 as compared to 3.2% in Fiscal 2016. In addition to routine product and brand campaigns, we incurred expenses relating to new product introduction campaigns in Fiscal 2016, namely the new Jaguar F-PACE, the all new Jaguar XF, the refreshed 2016 model year Jaguar XJ, new Jaguar F-PACE and the Range Rover Evoque (including convertible) at Jaguar Land Rover, and the Tigor, Tiago, Hexa, Yodha and Geneva Motors show at our India operations.

4.	Our allowance for trade and other receivables represented 0.3% and 0.6% of total revenues in Fiscal 2017 and Fiscal 2016, respectively. The allowances for finance receivables mainly relate to India operations. These mainly reflect provisions for the impairment of vehicle loans of Rs.5,654 million for Fiscal 2017 as compared to Rs.8,600 million for the same period in 2016. The decrease in provision is mainly due to improved collections. Based on our assessment of non-recoverability of overdues in trade and other receivables, we have recorded a provision of Rs.1,706 million in Fiscal 2017, compared to a provision of Rs.6,719 million in Fiscal 2016.

5.	Warranty and product liability expenses represented 3.2% and 2.5% of our total revenues in Fiscal 2017 and Fiscal 2016, respectively. The warranty expenses at Jaguar Land Rover represented 3.6% of the revenue as compared to 2.9% last year whereas for Tata Motors Indian operations these represent 1% for both Fiscal 2017 and 2016 of revenue. The increase of Jaguar Land Rover was primarily driven by higher volumes and the impact of unfavorable foreign exchange from the weakening of GBP during Fiscal 2017. In May 2016, an industry-wide passenger airbag safety recall was announced in the United States by the NHTSA in respect of airbags from Takata. Certain front-passenger airbags from Takata are installed in vehicles sold by Jaguar Land Rover Group. Accordingly, we recognized an additional provision of Rs.6,415 million (GBP67 million) for the estimated cost of repairs in Fiscal 2016. Please refer to Item 5.A “—Critical Accounting Policies” of this annual report for further details.

6.	Research and product development costs represent research costs and costs pertaining to minor product enhancements, refreshes and upgrades to existing vehicle models. These represented 1.3% of total revenues for Fiscal 2017 and 2016.

Expenditure capitalized

This represents employee costs, stores and other manufacturing supplies and other works expenses incurred mainly toward product development projects. Considering the nature of our industry, we continually invest in the development of new products and invest to address safety, emission and other regulatory norms. The expenditure capitalized increased by 1.2% to Rs.168,769 million in Fiscal 2017 from Rs.166,783 million in Fiscal 2016. The increase is net of an unfavorable foreign currency translation impact from GBP to Indian rupees of Rs.20,219 million pertaining to Jaguar Land Rover. These reflect expenditures on new products and other major product development plans.

Depreciation and Amortization

Our depreciation and amortization expenses increased by 8.5% in Fiscal 2017, the breakdown of which is as follows:

	Year ended March 31,
	2017	2016
	(Rs. in millions)
Depreciation	94,557	79,643
Amortization	87,848	88,432

Total	182,405	168,075

The increase in depreciation and amortization expenses is after a favorable foreign currency translation from GBP to Indian rupees of Rs.18,432 million pertaining to Jaguar Land Rover. The increase in depreciation expenses, excluding translation impact was primarily due to full-year depreciation of the facility at Brazil and expenses attributable to plant and equipment and tooling, which are mainly toward capacity and new products. The amortization expenses for Fiscal 2017 mainly related to product development costs capitalized and new products introduced during this period, namely the F-PACE, the new Discovery, Tigor, Hexa and Yodha. Depreciation and amortization expenses represented 6.9% and 6.2% of total revenues in Fiscal 2017 and Fiscal 2016, respectively.

Other income (net)

There was a net gain of Rs.28,172 million in Fiscal 2017, as compared to Rs.3,136 million in Fiscal 2016, representing an increase of Rs.25,036 million.

i.	The gain on change in the fair value of commodity derivatives mainly at Jaguar Land Rover was Rs.9,184 million in Fiscal 2017, as compared to loss of Rs.11,555 million in Fiscal 2016, primarily due to the significant increase in commodity prices of major commodities, including aluminum, copper and platinum.

ii.	We recorded a loss on a sale of assets and assets written off of Rs.11,419 million in Fiscal 2017, as compared to Rs.9,477 million in Fiscal 2016. In Fiscal 2017 and 2016, product development in progress for certain projects were identified for write off.

iii.	Gain on sale of available-for-sale investments increased marginally to Rs.1,826 million in Fiscal 2017, as compared to Rs.1,814 million in Fiscal 2016.

iv.	Miscellaneous income increased by 30.0% to Rs.28,475 million in Fiscal 2017 from Rs.21,908 million in Fiscal 2016. The increase is mainly due to increase in royalty income from Chery Jaguar Land Rover Automotive Company Ltd.

For further details see Note 30 to our consolidated financial statements included elsewhere in this annual report on Form 20-F.

Interest expense (net)

Our interest expense (net of interest capitalized) decreased by 11.6% to Rs.42,366 million in Fiscal 2017 from Rs.47,913 million in Fiscal 2016. As a percentage of total revenues, interest expense represented 1.6% in Fiscal 2017, compared to 1.8% in Fiscal 2016. The interest expense (net) for Jaguar Land Rover was GBP68 million (Rs.6,011 million) in Fiscal 2017, as compared to GBP90 million (Rs.8,797 million) in Fiscal 2016. The decrease in interest expense is primarily due to the prepayment of higher coupon senior notes during Fiscal 2016 and by a favorable foreign currency translation of Rs.663 million from GBP to Indian rupees. For our operations of Tata and other brand vehicles (including financing thereof), interest expense decreased by 7.2% to Rs.36,435 million in Fiscal 2017 from Rs.39,249 million in Fiscal 2016, mainly due to reduction in interest rates. See Item 5.B “—Liquidity and Capital Resources” of this annual report on Form 20-F for additional details on our debt financing arrangements.

Foreign exchange (gain)/loss (net)

We had a net foreign exchange loss of Rs.13,285 million in Fiscal 2017, compared to Rs.20,588 million in Fiscal 2016. This was primarily attributable to our Jaguar Land Rover operations.

i.	Jaguar Land Rover recorded an exchange loss of Rs. 20,148 million in Fiscal 2017, as compared to Rs.13,808 million in Fiscal 2016. We incurred a net exchange loss on senior notes of Rs.8,273 million in Fiscal 2017, as compared to Rs.5,639 million in Fiscal 2016, mainly due to appreciation of the U.S. dollar, as compared to GBP as at March 31, 2016. Further, there was a loss of Rs.2,293 million in Fiscal 2017, as compared to a gain of Rs.102 million in Fiscal 2016, due to fluctuations in foreign currency exchange rates on derivatives contracts which are not hedge accounted, mainly reflecting a stronger U.S. dollar and Euro, offset by weaker Chinese RMB and emerging market currencies. Furthermore, this also includes a loss on revaluation of other assets and liabilities of Rs.7,126 million in Fiscal 2017, as compared to Rs.9,166 million in Fiscal 2016.

ii.	For India operations, due to appreciation of the Indian rupee mainly against the U.S. dollar, we incurred exchange gains. There was a net exchange gain of Rs.2,712 million in Fiscal 2017, as compared to loss of Rs.2,781 million in Fiscal 2016, mainly attributable to foreign currency denominated borrowings.

Income Taxes

Our income tax expense increased by 29.6% to Rs.35,670 million in Fiscal 2017 from Rs.27,513 million in Fiscal 2016, resulting in consolidated effective tax rates of 36.4% and 22.1%, for Fiscal 2017 and 2016, respectively.

Reasons for significant differences in the company’s recorded income tax expense of Rs.35,670 million in Fiscal 2017, as compared to Rs.27,513 million in Fiscal 2016, income tax expense are mainly the following:

i.	During Fiscal 2017, Tata Motors Limited, on a standalone basis, did not recognize a deferred tax asset, amounting to Rs.27,926 million, as compared to Rs.8,152 million in Fiscal 2016, with respect to tax losses, due to the uncertainty of future taxable profit against which tax losses can be utilized.

ii.	Furthermore, during Fiscal 2017, deferred tax assets totaling Rs.1,446 million, as compared to Rs.5,137 million in Fiscal 2016, were not recognized in certain subsidiaries due to uncertainty of realization.

iii.	Income tax expense on undistributed earnings of subsidiaries was Rs.4,134 million in Fiscal 2017, as compared to Rs.5,402 million in Fiscal 2016.

iv.	In Fiscal 2017, there was a tax credit due to share of profit of equity accounted investees of Rs.3,147 million, as compared to Rs.1,138 million in Fiscal 2016 (due to profits at our China Joint Venture).

v.	During Fiscal 2017, Tata Motors Finance Ltd, a wholly-owned subsidiary, transferred its business to its subsidiary Sheba Properties Ltd. The resultant gain was subject to capital gains tax in India for Tata Motors Limited, on a standalone basis, resulting in utilization of business losses having a tax effect of Rs.4,079 million.

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

vi.	Additional deduction for patent, research and product development cost of Rs.7,456 million in Fiscal 2017, as compared to Rs.14,494 million in Fiscal 2016. During Fiscal 2016, we have applied for tax benefit under patent box regime in the United Kingdom leading to additional benefit of Rs.6,958 million.

vii.	Reduction due to change in statutory tax rate by Rs.246 million to Rs.5,685 million in Fiscal 2017 as compared to Rs.5,931 million in Fiscal 2016.

viii.	During Fiscal 2017, tax on dividend from subsidiaries, joint operations, equity accounted investees and available-for-sale investments was of Rs.27 million, as compared to Rs.1,345 million in Fiscal 2016, mainly due to an additional dividend received during Fiscal 2016.

For further details see Note 17 to our consolidated financial statements included elsewhere in this annual report on Form 20-F.

Share of profit of equity-accounted investees and non-controlling interests in consolidated subsidiaries, net of tax

In Fiscal 2017, our share of profit of equity-accounted investees reflected a gain of Rs.14,930 million, as compared to Rs.5,775 million in Fiscal 2016.

•	Our share of profit (including other adjustments) in Chery Jaguar Land Rover Automotive Company Limited in Fiscal 2017 was Rs.13,544 million, as compared to Rs.5,781 million in Fiscal 2016.

•	Our share of profit in Tata Hitachi Construction Machinery Co Private Ltd was Rs.857 million in Fiscal 2017, as compared to a loss of Rs.421 million in Fiscal 2016.

The share of non-controlling interests in consolidated subsidiaries increased by 3.5% to Rs.1,024 million in Fiscal 2017 from Rs.989 million in Fiscal 2016.

Net income

Our consolidated net income in Fiscal 2017, excluding shares of non-controlling interests, decreased by 36.2% to Rs.61,211 million from Rs.95,883 million in Fiscal 2016. Net income as a percentage of total revenues also decreased from 3.6% in Fiscal 2016 to 2.3% in Fiscal 2017. This decrease was mainly the result of the following factors:

•

Earnings before other income, interest and tax for Jaguar Land Rover decreased by 26.2% to Rs.120,867 million in Fiscal 2017 from Rs.163,883 million in Fiscal 2016, which amounted to 5.7% in Fiscal 2017 of sales, as compared to 7.4% in Fiscal 2016. The decrease in profitability was mainly attributable to higher manufacturing and other operating costs including higher marketing expenses, higher depreciation and amortization expenses related to significant capital expenditure in prior periods, more unfavorable revaluation of unrealized foreign currency debts, offset by lower interest expenses, favorable revaluation of commodity hedges and further insurance and other recoveries related to Tianjin.

•

Earnings before other income, interest and tax for Tata and other brand vehicles decreased to a loss of Rs.17,909 million in Fiscal 2017, as compared to a gain of Rs.9,432 million in Fiscal 2016, primarily due to decreased volume of M&HCVs, higher level of variable marketing spends, provision for inventory of Bharat Stage III vehicles and higher depreciation and amortization.

Fiscal 2016 Compared to Fiscal 2015

Revenue

Our total consolidated revenue (net of excise duty, where applicable), including finance revenue, increased by 2.1% to Rs.2,705,113 million in Fiscal 2016 from Rs.2,648,929 million in Fiscal 2015.

The increase in revenue was driven by both Tata brand vehicles in India and our Jaguar Land Rover business. The revenue of our Tata brand vehicles increased by 9.6% to Rs.490,344 million in Fiscal 2016 from Rs.447,218 million in Fiscal 2015 due to increased volumes of M&HCV.

The revenue of our Jaguar Land Rover business increased marginally by 0.5% to Rs.2,200,750 million in Fiscal 2016 from Rs.2,189,337 million in Fiscal 2015, primarily due to volume increases driven by the success of new products we launched, such as the Discovery Sport and the XE, as well as strong growth in the United Kingdom, North America and European markets. The increase in revenue also reflects an increase on account of foreign currency translation gain from GBP to Indian rupees of Rs.2,087 million pertaining to Jaguar Land Rover. The increase in revenue of Rs.22,286 million at our Jaguar Land Rover business (excluding translation impact) was mainly attributable to an increase in sales of Land Rover from 390,901 units in Fiscal 2015 to 407,228 units in Fiscal 2016, an increase of 4.2%, which was supplemented by an increase in sales of Jaguar-brand vehicles to 102,106 units in Fiscal 2016 from 78,083 units in Fiscal 2015, an increase of 30.8% (volumes excluding Chery Jaguar Land Rover).

Our revenues from sales of vehicles and spares manufactured in India increased by 17.0% to Rs.423,698 million in Fiscal 2016 from Rs.362,214 million in Fiscal 2015. The increase was mainly attributable to increased revenues of M&HCVs in India, which increased by 31.8% to Rs.219,097 million in Fiscal 2016 from Rs.166,263 in Fiscal 2015, primarily due to replacement of fleet vehicles, supported by stable freight rates across key routes, lower fuel prices, higher load factor and renewal of mining activities in certain states of India. Such increase in revenue was partially offset by the decrease in revenue of LCVs, which decreased by 14.6% to Rs.58,860.7 million in Fiscal 2016 from Rs.68,890 million in Fiscal 2015. Furthermore, revenue attributable to passenger cars decreased by 10.7% to Rs.33,224 million in Fiscal 2016 from Rs.37,196 million in Fiscal 2015, and revenue attributable to utility vehicles decreased by 20.3% to Rs.10,399.7 million in Fiscal 2016 from Rs.13,051 million in Fiscal 2015

Revenue from our vehicle financing operations marginally declined by 1.3% to Rs.22,319 million in Fiscal 2016, as compared to Rs.22,631 million in Fiscal 2015.

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

Cost and Expenses

Raw Materials, Components and Purchase of Products for Sale (including change in inventories of finished goods and work-in-progress) (material costs)

Material costs increased marginally by 1.2% to Rs.1,637,210 million in Fiscal 2016 from Rs.1,617,029 million in Fiscal 2015.

At our Jaguar Land Rover operations, material costs in Fiscal 2016 marginally increased by 0.1% to Rs.1,318,875 million from Rs.1,320,194 million in Fiscal 2015. Material costs attributable to our Jaguar Land Rover operations had decreased by Rs.10,917 million in Fiscal 2016 mainly due to a positive movement of foreign currency rates applicable for sourcing countries and a decrease in duties of GBP593 million, primarily due to a decrease in sales in China, which partially offset increases in material costs, primarily due to changes in product mix and higher volumes. Material costs at our Jaguar Land Rover operations as a percentage of revenue decreased to 59.2% in Fiscal 2016 from 60.3% in Fiscal 2015 (in GBP terms). `

Material costs for Tata and other brand vehicles has also increased by 7.5% to Rs.313,172 million in Fiscal 2016 from Rs.291,206 million in Fiscal 2015, primarily due to increase in volumes. However, material costs as a percentage of total revenue (excluding finance revenue) decreased to 66.9% in Fiscal 2016, as compared to 68.6% in Fiscal 2015, primarily due to favorable product mix leading to higher contribution margin.

At our India operations, material costs have increased by 28.7% to Rs.143,924 million in Fiscal 2016, as compared to Rs.111,823 million in Fiscal 2015 for M&HCVs, which was partially offset by a decrease in the material costs for LCVs by 4.9% to Rs.40,439 million in Fiscal 2016, as compared to Rs.42,531 million in Fiscal 2015. In the passenger vehicle segment, material costs for passenger cars decreased by 8.7% to Rs.29,183 million in Fiscal 2016, as compared to Rs.31,957 million in Fiscal 2015 and for utility vehicles, by 24.0% to Rs.8,529 million in Fiscal 2016, as compared to Rs.11,228 million in Fiscal 2015.

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

Provision for Loss of Inventory

On August 12, 2015, a series of explosions caused widespread damage at the Port of Tianjin in China, one of three major locations in China through which Jaguar Land Rover imports its vehicles. A provision of Rs.16,384 million (GBP157 million) (net of insurance recoveries of Rs.5,342 million (GBP55 million)) has been recognized against the carrying value of inventory for the damage due to explosion at the port of Tianjin in China. We may have additional claims for insurance recoveries in future.

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

The employee cost at Jaguar Land Rover increased by 17.6% to Rs.228,730 million in Fiscal 2016 from Rs.194,467 million in Fiscal 2015. This increase includes an unfavorable foreign currency translation from GBP to Indian rupees of Rs.546 million. In GBP terms, employee costs at Jaguar Land Rover increased to GBP2,321 million in Fiscal 2016 from GBP1,977 million in Fiscal 2015. The employee cost at Jaguar Land Rover as a percentage to revenue increased to 10.5% in Fiscal 2016 from 9.0% in Fiscal 2015. Due to consistent increases in volumes and to support new launches and product development projects, Jaguar Land Rover increased its average permanent headcount by 19.6% in Fiscal 2016 to 29,789 employees from 24,902 employees in Fiscal 2015. However, the average temporary headcount was flat at 7,216 employees in Fiscal 2016 from 7,225 employees in Fiscal 2015. Total number of permanent employees as at March 31, 2016 was 30,750, as compared to 27,004 as at March 31, 2015 for Jaguar Land Rover.

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

Other Expenses

Other expenses increased by 7.2% to Rs.585,321 million in Fiscal 2016 from Rs.545,910 million in Fiscal 2015. This increase reflects an unfavorable foreign currency translation of GBP to Indian rupees of Rs.818 million pertaining to Jaguar Land Rover. As a percentage of total revenues, these expenses increased to 21.6% in Fiscal 2016 from 20.6% in Fiscal 2015. The major components of expenses are as follows:

				Percentage of Total Revenue
	Year ended March 31,		Change	Year ended March 31,
	2016	2015		2016	2015
	(Rs. in millions)
Freight and transportation expenses	103,351	84,309	22.6%	3.8%	3.2%
Works operation and other expenses	223,315	213,280	4.7	8.3	8.1
Publicity	87,685	85,773	2.2	3.2	3.2
Allowance for trade and other receivables, and finance receivables	15,319	25,597	-40.2	0.6	1.0
Warranty and product liability expenses	67,539	60,266	12.1	2.5	2.3
Research and development expenses	34,688	28,515	21.6%	1.3%	1.1%

1.	The increase in freight and transportation expenses corresponds to an increase in volumes at both Tata brand vehicles and Jaguar Land Rover operations, predominantly on account of increased sales of M&HCV and growth in North America and Europe and the United Kingdom, respectively, on an annual basis.

2.	Our works operation and other expenses represented 8.3% and 8.1% of total revenue in Fiscal 2016 and 2015, respectively. On absolute terms, the expenses have increased by 4.7% to Rs.223,315 million in Fiscal 2016 from Rs.213,280 million in Fiscal 2015. These mainly relate to volume-related expenses at Jaguar Land Rover and Tata Motors. Engineering expenses at Jaguar Land Rover have increased, reflecting our increased investment in the development of new vehicles by 6.4% to Rs.65,054 million in Fiscal 2016 from Rs.61,127 million in Fiscal 2015. A significant portion of these costs are capitalized and shown under the line item “expenditure capitalized” discussed below.

3.	Publicity expenses remains flat at 3.2% of our total revenues in Fiscal 2016 and 2015. In addition to routine product and brand campaigns, we incurred expenses relating to new product introduction campaigns in Fiscal 2016, namely the new Jaguar XE, the all new Jaguar XF, the refreshed 2016 model year Jaguar XJ, new Jaguar F-PACE and the Range Rover Evoque (including convertible) at Jaguar Land Rover, and the SIGNA range of trucks, the Ace Mega and the “Made of Great” campaign and auto expo at our India operations.

4.	Our allowance for trade and other receivables represented 0.6% and 1.0% of total revenues in Fiscal 2016 and Fiscal 2015, respectively. The allowances for finance receivables mainly relate to India operations. These mainly reflect provisions for the impairment of vehicle loans of Rs.8,600 million for Fiscal 2016 as compared to Rs.23,226 million for the same period in 2015. The decrease in provision is mainly due to improved financing (more M&HCV and lower loan-to-value ratio) during the year and increased collections. Based on our assessment of non-recoverability of overdues in trade and other receivables, we have recorded a provision of Rs.6,719 million in Fiscal 2016, compared to a provision of Rs.2,371 million in Fiscal 2015, increased mainly at Jaguar Land Rover due to certain doubtful debts.

5.	Warranty and product liability expenses represented 2.5% and 2.3% of our total revenues in Fiscal 2016 and Fiscal 2015, respectively. The warranty expenses at Jaguar Land Rover represented 2.86% of the revenue as compared to 2.57% last year whereas for Tata Motors Indian operations these represent 1.16% of revenue as compared to 1.17% last year. In May 2016, an industry-wide passenger airbag safety recall was announced in the United States by the NHTSA in respect of airbags from Takata. Certain front-passenger airbags from Takata are installed in vehicles sold by Jaguar Land Rover Group. Accordingly, we recognized an additional provision of Rs.6,415 million (GBP67 million) for the estimated cost of repairs in Fiscal 2016. Please refer to Item 5.A “—Critical Accounting Policies” of this annual report for further details.

6.	Research and product development costs represent research costs and costs pertaining to minor product enhancements, refreshes and upgrades to existing vehicle models. These represented 1.3% of total revenues for Fiscal 2016 as compared to 1.1% in Fiscal 2015.

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

Other income (net)

There was a net gain of Rs.3,136 million in Fiscal 2016, as compared to Rs.11,508 million in Fiscal 2015, representing a decrease of 72.8%.

i.	The loss on change in the fair value of commodity derivatives mainly at Jaguar Land Rover increased to Rs.11,555 million in Fiscal 2016, as compared to Rs.3,627 million in Fiscal 2015, primarily due to the significant fall in commodity prices of major commodities, including aluminum, copper and platinum.

ii.	We recorded a loss on a sale of assets and assets written off of Rs.9,477 million in Fiscal 2016, as compared to Rs.3,512 million in Fiscal 2015. In Fiscal 2016, certain product development in progress were identified for write off.

iii.	Gain on sale of available-for-sale investments increased to Rs.1,814 million in Fiscal 2016, as compared to Rs.1,195 million in Fiscal 2015.

iv.	Miscellaneous income increased by 28.1% to Rs.21,908 million in Fiscal 2016 from Rs.17,101 million in Fiscal 2015. During Fiscal 2014, legislation was enacted that allows companies in the United Kingdom to elect for the Research and Development Expenditure Credit, or RDEC, on qualifying expenditures incurred since April 1, 2013, instead of the existing super-deduction rules. Accordingly, the amount not relating to capitalized product development expenditure of Rs.3,748 million and Rs.2,909 million for the Fiscal 2016 and 2015, respectively, have been recognized as miscellaneous income. Further, the increase was primarily due to income earned from royalties received from Chery Jaguar Land Rover Automotive Company Ltd. of Rs.2,466 million in Fiscal 2016, as compared to Rs.503 million in Fiscal 2015.

For further details see Note 30 to our consolidated financial statements included elsewhere in this annual report on Form 20-F.

Interest expense (net)

Our interest expense (net of interest capitalized) decreased by 8.3% to Rs.47,913 million in Fiscal 2016 from Rs.52,232 million in Fiscal 2015. As a percentage of total revenues, interest expense represented 1.8% in Fiscal 2016, compared to 2.0% in Fiscal 2015. The interest expense (net) for Jaguar Land Rover was GBP90 million (Rs.8,833 million) in Fiscal 2016, as compared to GBP135 million (Rs.12,779 million) in Fiscal 2015, due to prepayment penalties of GBP2 million in Fiscal 2016, as compared to GBP77 million in Fiscal 2015. The decrease (excluding prepayment penalty) in interest expense is primarily due to the prepayment of higher coupon senior notes during Fiscal 2016 and Fiscal 2015, offset by an unfavorable foreign currency translation of Rs.361 million from GBP to Indian rupees. For our operations of Tata and other brand vehicles (including financing thereof), interest expense decreased marginally by 1.0% to Rs.39,249 million in Fiscal 2016 from Rs.39,665 million in Fiscal 2015. This includes mark-to-market on interest rate swaps of Rs.1,171.3 million at TML Holdings Pte Ltd. See Item 5.B “—Liquidity and Capital Resources” of this annual report on Form 20-F for additional details on our debt financing arrangements.

Foreign exchange (gain)/loss (net)

We had a net foreign exchange loss of Rs.20,588 million in Fiscal 2016, as compared to Rs.20,371 million in Fiscal 2015. This was primarily attributable to our Jaguar Land Rover operations.

i.	Jaguar Land Rover recorded an exchange loss of Rs.13,808 million in Fiscal 2016, as compared to Rs.19,118 million in Fiscal 2015. We incurred a net exchange loss on senior notes of Rs.5,639 million in Fiscal 2016, as compared to Rs.15,387 million in Fiscal 2015, mainly due to appreciation of the U.S. dollar, as compared to GBP as at March 31, 2016. Further, there was a gain of Rs.102 million in Fiscal 2016, as compared to a loss of Rs.14,870 million in Fiscal 2015, due to fluctuations in foreign currency exchange rates on derivatives contracts, which are not hedge accounted mainly reflecting a stronger U.S. dollar and Euro, offset by weaker Chinese RMB and emerging market currencies. Furthermore, this also includes a loss on revaluation of other assets and liabilities of Rs.9,166 million in Fiscal 2016, as compared to a gain of Rs.11,195 million in Fiscal 2015.

ii.	For India operations, due to depreciation of the Indian rupee mainly against the U.S. dollar, we incurred exchange losses. There was a net exchange loss of Rs.2,781 million in Fiscal 2016, as compared to Rs.1,777 million in Fiscal 2015, mainly attributable to foreign currency denominated borrowings.

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

Net income

Our consolidated net income in Fiscal 2016, excluding shares of non-controlling interests, decreased by 25.3% to Rs.95,883 million from Rs.128,291 million in Fiscal 2015. Net income as a percentage of total revenues also decreased from 4.8% in Fiscal 2015 to 3.5% in Fiscal 2016. This decrease was mainly the result of the following factors:

•

Earnings before other income, interest and tax for Jaguar Land Rover decreased by 41.9% to Rs.163,883 million in Fiscal 2016 from Rs.282,073 million in Fiscal 2015, which amounted to 7.4% in Fiscal 2016 of sales, as compared to 12.9% in Fiscal 2015.

The decrease in profitability was mainly attributable to softer sales in China, product mix and higher depreciation and amortization. Further, Jaguar Land Rover recorded a provision for loss of inventory (net of insurance recoveries) of Rs.16,384 million (GBP157 million), following the assessment of the physical condition of the vehicles involved in the explosion at the port of Tianjin in China in August 2015. Furthermore, in May 2016, an industry-wide passenger airbag safety recall was announced in the United States by the NHTSA in respect of airbags from Takata. Certain front-passenger airbags from Takata are installed in vehicles sold by Jaguar Land Rover Group. Accordingly, we recognized an additional provision of Rs.6,415 million (GBP67 million) for the estimated cost of recall in Fiscal 2016.

These were primarily offset by the following factors:

•

Earnings before other income, interest and tax for Tata and other brand vehicles increased to Rs.9,433 million in Fiscal 2016, as compared to a loss of Rs.29,831 million in Fiscal 2015, primarily due to increased volume of M&HCVs.

Recent Accounting Pronouncements

Please refer to Note 2(w) to our consolidated financial statements included elsewhere in this annual report on Form 20-F for adopted and yet to be adopted accounting pronouncements as at March 31, 2017.

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

The following table sets forth our short-term and long-term debt position:

	As at March 31,
	2017	2016
	(Rs. in millions)
Total short-term debt (excluding current portion of long-term debt)	138,600	114,508
Total current portion of long-term debt	40,927	73,349
Long-term debt net of current portion	605,644	504,511

Total Debt	785,171	692,368

During Fiscal 2017 and 2016, the effective weighted average interest rate on our long-term debt was 5.8% and 7.2% per annum, respectively.

The following table sets forth a summary of long-term debt outstanding as at March 31, 2017.

Details of Long-term debt	Currency	Initial Principal amounts (millions)	Redeemable on	Interest Rate	Amount repaid during year ended March 31, 2017 (Rs. millions)	Outstanding (Rs. millions)
						31-Mar-17	31-Mar-16
Non-Convertible Debentures	INR			Various	26,052	145,163	111,317
Collateralized debt obligations	INR			Various	—	10,271	401
Buyers credit from bank	Various			Various	683	15,191	15,106
Loan from banks / financial institutions	Various			Various	57,856	127,410	148,264
Compulsory convertible Preference shares	INR			8.780%	—	4,340	4,340
Others					1,460	1,918	3,072
Senior Notes
Tata Motors Ltd	US$	250	due 2024	5.750%	—	16,088	16,413
Jaguar Land Rover	US$	500	due 2023	5.625%	—	32,096	32,919
Jaguar Land Rover	GBP	400	due 2023	3.875%	—	32,108	37,814
Jaguar Land Rover	GBP	400	due 2022	5.000%	—	32,028	37,846
Jaguar Land Rover	US$	410	due 2021	8.125%	5,016	—	5,503
TML Holdings Pte Ltd	US$	300	due 2021	5.750%	—	19,250	19,639
Tata Motors Ltd	US$	500	due 2020	4.625%	—	32,176	32,825
Jaguar Land Rover	US$	500	due 2020	3.500%	—	32,299	32,980
Jaguar Land Rover	US$	500	due 2019	4.250%	—	32,315	33,007
Jaguar Land Rover	US$	700	due 2018	4.125%	—	45,185	46,415
Jaguar Land Rover	GBP	300	due 2021	2.750%	—	24,065	—
Jaguar Land Rover	EUR	650	due 2024	2.200%	—	44,669	—
					5,016	342,278	295,361

Total Long-term debt					91,067	646,572	577,860

The following table sets forth a summary of the maturity profile for our outstanding long—term debt obligations as at March 31, 2017.

Payments Due by Period[1]	Rs. in millions
Within one year	78,486
After one year and up to two years	130,288
After two year and up to five years[2]	395,995
After five year and up to ten years[2]	193,109

Total	797,878

1.	Including interest
2.	Jaguar Land Rover has only senior notes as long-term debt obligations as at March 31, 2017 of Rs.274,765 million.

The following table sets forth our total liquid assets, namely cash and cash equivalents, short—term deposits and investments in mutual funds:

	As at March 31,
	2017	2016
	(Rs. in millions)
Total cash and cash equivalents	139,868	171,536
Total short-term deposits	218,928	127,810
Total mutual funds investments	150,662	192,330

Total liquid assets	509,458	491,676

These resources enable us to address business needs in the event of changes in credit market conditions. Of the above liquid assets, Jaguar Land Rover holds Rs.444,018 million and Rs.442,817 million as at March 31, 2017 and 2016, respectively. Most of the Jaguar Land Rover’s liquid assets are maintained in GBP and smaller balances are maintained in US$, EUR and RMB and other currencies to meet operational requirements in those geographies.

We expect to invest over Rs.400 billion in property, plant and equipment and product development during Fiscal 2018.

We will continue to invest in new products and technologies to meet consumer and regulatory requirements and in our manufacturing base in the United Kingdom and overseas. In December 2015, Jaguar Land Rover announced the initial investment of GBP1 billion to build a manufacturing facility in Slovakia with annual capacity of 150,000 units and production scheduled to begin in 2018 Construction of the plant commenced in September 2016, with the all new Land Rover Discovery being the first model slated to be manufactured at the plant. In November 2015, Jaguar Land Rover announced an additional investment of GBP450 million to double its capacity at the engine manufacturing facility in Wolverhampton, and also recently commenced the production of the 2.0l Ingenium gasoline engine. In Fiscal 2017, Jaguar Land Rover entered into a partnership with Magna Steyr, an operating unit of Magna International Inc, to build vehicles in Graz, Austria. Jaguar Land Rover announced that its first battery electric vehicle, the Jaguar I-PACE, would be produced under the agreement with Magna Steyr from 2018. We expect that these investments will enable us to pursue further growth opportunities and address competitive positioning. We expect to meet most of our investments out of operating cash flows and cash liquidity available to us. In order to meet the balance of the requirements of our investments, we may be required to raise funds through additional loans and by accessing the capital markets from time to time, as deemed necessary.

With the ongoing need for investments in products and technologies, Tata Motors Limited was free cash flow (which is a non-IFRS measure that equals cash flow from operating activities, less payment for property, plant and equipment and intangible assets) negative in Fiscal 2017 of Rs.20,301 million, calculated on a standalone basis, and expects to be free cash flow negative in Fiscal 2018. We expect that with the improvement in macro-economic conditions and business performance, through other steps like raising funds at subsidiary levels, review of non-core investments, and through appropriate actions for raising additional long-term resources at Tata Motors Limited on a standalone basis, the funding gap can be appropriately addressed.

The following table provides information for the credit ratings of Tata Motors Limited for short-term borrowing and long-term borrowing from the following rating agencies as at March 31, 2017: Credit Analysis & Research Limited, or CARE, ICRA Limited, or ICRA, CRISIL Ltd, or CRISIL, Standard & Poor’s Ratings Group, or S&P, and Moody’s Investors Service, or Moody’s. A credit rating is not a recommendation to buy, sell or hold securities. A credit rating may be subject to withdrawal or revision at any time. Each rating should be evaluated separately of any other rating:

	CARE	ICRA	CRISIL	S&P	Moody’s
Long-term borrowings	AA+	AA	AA	BB+	Ba1
Short-term borrowings	—	A1+	A1+	—	—

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

Long-term funding

In order to refinance our existing borrowings and for supporting long-term funding needs, we continued to raise funds during Fiscal 2016 and 2017. We had in the past issued convertible notes, which were convertible into equity or repayable on maturity. Details of major funding during Fiscal 2013 through Fiscal 2017 are provided below.

During Fiscal 2013, we issued rated, listed, unsecured non-convertible debentures of Rs.21,000 million with maturities between two to seven years.

In January 2013, Jaguar Land Rover issued US$500 million senior notes due 2023 at a coupon of 5.625% per annum. The proceeds have been used for general corporate purposes, including supporting ongoing growth and capital spending plans. The notes are callable at a premium for the present value of future interest rates, if called before a specified date and thereafter are callable at fixed premiums.

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

In December 2013 and January 2014, Jaguar Land Rover Automotive plc issued US$700 million senior notes due 2018 at a coupon of 4.125% per annum and GBP400 million senior notes due 2022 at a coupon of 5.000% per annum. The proceeds were used to refinance the GBP500 million senior notes due 2018 at a coupon of 8.125% per annum and US$410 million senior notes due 2018 at a coupon of 7.75% per annum, which were callable in May 2014 and subsequently redeemed them in full through a tender offer/deposit with the agent in March 2014.

During Fiscal 2014, we issued rated, listed, unsecured, non-convertible debentures, or NCDs, of Rs.11,000 million. The proceeds have been utilized for general corporate purposes.

In December 2011, Jaguar Land Rover entered in to committed revolving credit facility for GBP710 million for three and five years with a syndicate of banks. In July 2013, Jaguar Land Rover Automotive plc amended and restated the facility to GBP1,250 million at more favorable pricing and terms and conditions, which was subsequently upsized to GBP1,290 million. On July 29, 2015, Jaguar Land Rover refinanced the facility using a new facility agreement with a syndicate of 29 banks, increasing the size to GBP1.8 billion, all maturing in five years (2020) and subsequently upsized the facility to GBP1.87 billion in September 2015 by adding another bank under the accordion condition. Jaguar Land Rover is subject to certain customary financial and other covenants under this facility. This facility has been amended and extended for GBP 1,885 million and due to expire in July 2022. As at March 31, 2017, the facility was fully undrawn.

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

In Fiscal 2015, Jaguar Land Rover Automotive plc issued (i) US$500 million senior notes due 2019 at a coupon of 4.250% per annum, (ii) US$500 million senior notes due 2020 at a coupon of 3.500% per annum and (iii) GBP400 million senior notes due 2023 at a coupon of 3.875% per annum. The proceeds were used for part prepayment of US$326 million senior notes due 2021 at a coupon of 8.125% per annum and GBP442 million senior notes due 2020 at a coupon of 8.250% per annum, and are being primarily used for general corporate purposes, including support for Jaguar Land Rover’s ongoing growth and capital spending requirements.

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

During Fiscal 2016, Tata Motors Finance Limited issued 43,400,000 privately placed, cumulative non-participating compulsory convertible preference shares of Rs.100 each convertible after seven years, which qualified as tier 1 capital.

In Fiscal 2016, TMFL, and its subsidiary, TMFSL, issued NCDs and commercial paper and raised Rs.22,140 million and Rs.130,837 million, respectively. Bank borrowings through secured and unsecured term loans continued to remain as the major source of funds for long-term borrowing, and during, Fiscal 2016 Rs.23,250 million was raised.

In January 2017, Jaguar Land Rover Automotive plc issued (i) EUR 650 million senior notes due 2024 at a coupon of 2.200% per annum and (ii) GBP300 million senior notes due 2021 at a coupon of 2.750% per annum. The proceeds were for general corporate purposes, including support for Jaguar Land Rover’s ongoing growth and capital spending requirements. In March 2017 Jaguar Land Rover Automotive plc completed consent transactions to align the terms of its (i) US$500 million 5.625% senior notes due 2023, (ii) US$ 700 million 4.125% senior notes due 2018 and (iii) GBP400 million 5.000% senior notes due 2022 to bonds it issued after January 31, 2014.

During Fiscal 2017, Tata Motors Limited issued rated, listed, unsecured NCDs of Rs.27,000 million. The proceeds have been utilized for general corporate purpose. Tata Motors Limited prepaid Rs.3000 million of its unsecured 8.60% NCD due 2018 in February 2017.

In Fiscal 2017, TMFL, and its subsidiaries, Sheba Properties Ltd. & TMFSL, issued NCDs and commercial paper and raised Rs.3,161 million and Rs.19,585 million, respectively. Bank borrowings through secured and unsecured term loans continued to remain as the major source of funds for long-term borrowing, and during, Fiscal 2017 Rs.2,625 million were raised.

Overall during Fiscal 2017 for the TMFL group, the short-term debt (net) increased by Rs.4,787 million and long-term debt (net) decreased by Rs.609 million.

We plan to refinance and raise long-term funding through borrowings or equity issuances, on the basis of review of business plans, operating results and covenant requirements of our existing borrowings.

Short-term funding

We fund our short-term working capital requirements with cash generated from operations, overdraft facilities with banks, short- and medium-term borrowings from lending institutions, banks and commercial paper. The maturities of these short- and medium-term borrowings and debentures are generally matched to particular cash flow requirements. We had borrowings of Rs.138,599 million and Rs.114,508 million as at March 31, 2017 and 2016, respectively.

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

We had unused credit facilities of Rs.333,874 million and Rs.339,424 million as at March 31, 2017 and 2016, respectively.

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

Certain debt issued by Jaguar Land Rover is subject to customary covenants and events of default, which include, among other things, restrictions or limitations on the amount of cash, which may be transferred outside of the Jaguar Land Rover group of companies in the form of dividends, loans or investments to TML and its subsidiaries. These are referred to as restricted payments in the relevant Jaguar Land Rover financing documentation. In general, the amount of cash which may be transferred as restricted payments from the Jaguar Land Rover group to the Company and its subsidiaries is limited to 50% of its cumulative consolidated net income (as defined in the relevant financing documentation) from January 2011. As at March 31, 2017, the estimated amount that is available for dividend payments, other distributions and restricted payments was approximately GBP4,841 million.

Cash Flow Data

The following table sets forth selected items from our consolidated statements of cash flows for the periods indicated.

	Rs. in millions
	2017	2016	2015
Net Cash provided by Operating Activities:	303,107	374,713	365,401
Net income after tax	62,234	96,872	129,082
Adjustments to net income after tax	226,002	284,906	316,600
Changes in operating assets and liabilities	33,822	13,333	(38,048)
Income tax paid	(18,951)	(20,398)	(42,233)
Net Cash used in Investing Activities	(382,728)	(370,501)	(344,178)
Purchase of property, plant and equipment and intangible assets (net)	(306,064)	(311,014)	(300,899)
Net investment, short term deposit, margin money and loans given	(89,243)	(67,374)	(50,395)
Dividend and interest received	12,579	7,887	7,115
Net Cash provided by / (used in) Financing Activities	62,053	(37,929)	30,610
Equity issuance / Proceeds from issue of shares by a subsidiary to non-controlling shareholders (net of issue expenses)	52	74,334	—
Dividends paid (including to non-controlling shareholders of subsidiaries)	(1,212)	(1,059)	(7,207)
Interest paid	(52,224)	(56,068)	(69,131)
Short term (net) borrowings (net of debt issuance cost)	24,853	(18,780)	30,110
Long term (net) borrowings (net of debt issuance cost)	90,584	(36,356)	76,838
Net change in cash and cash equivalents	(17,567)	(33,717)	51,834
Cash and cash equivalents, end of the year	139,868	171,536	197,431

Fiscal 2017 compared to Fiscal 2016

Cash and cash equivalents decreased by Rs.31,668 million in Fiscal 2017 to Rs.139,868 million (by an unfavorable currency translation of Rs.20,281 million from GBP to Indian rupees) from Rs.171,536 million in Fiscal 2016. The decrease in cash and cash equivalents resulted from the changes to our cash flows in Fiscal 2017 when compared to Fiscal 2016 as described below.

Net cash provided by operating activities totaled Rs.303,107 million in Fiscal 2017, a decrease of Rs.71,606 million, as compared to Fiscal 2016. The net income after tax decreased to Rs.62,234 million in Fiscal 2017 from Rs.96,872 million in Fiscal 2016. Therefore, the net income after tax (after adjustments) decreased to Rs.288,236 million in Fiscal 2017 from Rs.381,778 million in Fiscal 2016.

The changes in operating assets and liabilities resulted in a net inflow of Rs.33,822 million in Fiscal 2017, as compared to Rs.13,333 million in Fiscal 2016. Primarily, as a result of an increase in volumes in Fiscal 2017, at Jaguar Land Rover inventories increased by Rs.62,855 million in Fiscal 2017, as compared to Rs.49,602 million in Fiscal 2016 and trade receivables by Rs.19,618 million, as compared to Rs.1,543 million in Fiscal 2016. After considering the increase in accounts payable and provisions, mainly driven by increase in volumes, there was a net inflow of cash on account of changes in operating assets and liabilities of Rs.32,111 million in Fiscal 2017, as compared to Rs.42,315 million in Fiscal 2016, at Jaguar Land Rover.

For Tata and other brand vehicles (including financing thereof), there was a net inflow of cash on account of changes in operating assets and liabilities of Rs.1,494 million in Fiscal 2017, as compared to an outflow of Rs.28,880 in Fiscal 2016. In Fiscal 2017, the net outflow in vehicle finance receivables was Rs.17,916 million as compared to Rs.13,955 million in Fiscal 2016. Excluding finance receivables, there was an inflow of Rs.19,410 million in Fiscal 2017, compared to an outflow of Rs.14,925 million in Fiscal 2016, which was attributable to an increase in trade payables and acceptances by Rs.29,374 million, partly offset by increase in inventory by Rs.3,374 million.

Income tax paid has decreased to Rs.18,951 million in Fiscal 2017 (lower profitability at Jaguar Land Rover), as compared to Rs.20,398 million in Fiscal 2016, which was primarily attributable to tax payments by Jaguar Land Rover’s foreign subsidiaries in their respective tax jurisdictions.

Net cash used in investing activities totaled Rs.382,728 million in Fiscal 2017, as compared to Rs.370,501 million for Fiscal 2016, an increase of Rs.12,227 million or 3.3%, mainly due to investment in property, plant and equipment by Jaguar Land Rover and product development projects both at our Jaguar Land Rover and India operations. In Fiscal 2017, payments for capital expenditure at Jaguar Land Rover decreased by 3.3% to Rs.267,821 million from Rs.276,932 million in Fiscal 2016. The capital expenditure were intended to support continued growth in sales volumes at Jaguar Land Rover and manufacturing facilities in the United Kingdom, Austria and Brazil. Further, in Fiscal 2017, payments for capital expenditure at Tata and other brand vehicles (including financing thereof) were at Rs.34,635 million from Rs.33,682 million in Fiscal 2016, mainly related to new products planned for future.

The following table sets forth a summary of our cash flow on property plant and equipment and intangible assets for the periods indicated.

	For the year ended,
	2017	2016
	(Rs. in millions)
Tata and other brand vehicles	34,635	33,682
Jaguar Land Rover	267,821	276,932

Our net investment in short-term deposit margin moneys and loans resulted in an outflow of Rs.89,243 million in Fiscal 2017, as compared to Rs.67,374 million in Fiscal 2016, which mainly related to investment of surplus cash in bank deposits and mutual funds by Jaguar Land Rover of Rs.83,096 million and Tata and other brand vehicles (including financing thereof) of Rs.7,864 million.

Net cash inflow from financing activities totaled Rs.62,053 million in Fiscal 2017, as compared to an outflow of Rs.37,929 million in Fiscal 2016, mainly due to decreased in long-term and short-term borrowings.

For Tata and other brand vehicles (including financing thereof), the short-term debt increased by Rs.20,586 million, whereas long-term debt (net) decreased by Rs.53,761 million, due to repayments. Specifically, there was an increase in debt (short-term and long-term) of Rs.15,402 million in Fiscal 2017 at TMFL, as compared to Rs.9,169 million in Fiscal 2016.

For Jaguar Land Rover, the short-term debt (net) increased by Rs.3,995 million due to certain short term loans taken in some of the overseas subsidiary, and long-term debt (net) increased by Rs.145,914 million in Fiscal 2017 due to new issuance of senior notes.

Interest paid is Rs.53,364 million in Fiscal 2017, as compared to Rs.56,068 million in Fiscal 2016. For Jaguar Land Rover interest paid is Rs.14,650 million in Fiscal 2017, as compared to Rs.11,420 million in Fiscal 2016. For Tata and other brand vehicles, interest paid was Rs.38,565 million in Fiscal 2017, as compared to Rs.44,538 million in Fiscal 2016. Though there was an increase in borrowing in Fiscal 2017, interest was lower due to reduction in interest rates. Please see Item 5.B “—Liquidity and Capital Resources—Long-term funding” of this annual report on Form 20-F for additional details on our prepayments of senior notes.

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

The Net income decreased to Rs.96,872 million in Fiscal 2016 from Rs.129,082 million in Fiscal 2015. Therefore, the net income after tax (after adjustments) decreased to Rs.381,778 million in Fiscal 2016 from Rs.445,682 million in Fiscal 2015.

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

Net cash used in investing activities totaled Rs.370,501 million in Fiscal 2016, as compared to Rs.344,178 million for Fiscal 2015, an increase of Rs.26,323 million or 7.6%, mainly due to investment in property, plant and equipment by Jaguar Land Rover and product development projects both at our Jaguar Land Rover and India operations. In Fiscal 2016, payments for capital expenditure at Jaguar Land Rover was flat at Rs.276,932 million from Rs.272,703 million in Fiscal 2015. The increases in capital expenditure were intended to support continued growth in sales volumes at Jaguar Land Rover and engine manufacturing facilities in the United Kingdom and Brazil. Further, in Fiscal 2016, payments for capital expenditure at Tata and other brand vehicles (including financing thereof) increased by 22.6% to Rs.33,682 million from Rs.27,477 million in Fiscal 2015, mainly related to new products planned for future.

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

For Jaguar Land Rover, the short-term debt (net) decreased by Rs.4,634 million due to repayment of loans in some of the overseas subsidiary, and long-term debt (net) decreased by Rs.5,839 million in Fiscal 2016 due to prepayment of remaining balance of US$ 84 million senior notes.

Interest paid is Rs.56,068 million in Fiscal 2016, as compared to Rs.69,131 million in Fiscal 2015. For Jaguar Land Rover interest paid is Rs.11,420 million in Fiscal 2016, as compared to Rs.23,509 million in Fiscal 2015. This includes prepayment charges on senior notes of GBP2 million (Rs.197 million) in Fiscal 2016, as compared to GBP77 million (Rs.7,592 million) in Fiscal 2015. For Tata and other brand vehicles, interest paid was Rs.44,538 million in Fiscal 2016, as compared to Rs.38,074 million in Fiscal 2015. Please see Item 5.B “—Liquidity and Capital Resources—Long-term funding” of this annual report on Form 20-F for additional details on our prepayments of senior notes.

Balance Sheet Data

Below is a discussion of major items and variations in our consolidated balance sheet as at March 31, 2017 and 2016, included elsewhere in this annual report on Form 20-F.

Our total assets were Rs.2,666,646 million and Rs.2,619,981 million as at March 31, 2017 and 2016, respectively. The increase by 1.8% in assets as at March 31, 2017 takes into account an unfavorable foreign currency translation from GBP into Indian rupees as described below.

Our total current assets have increased by Rs.63,896 million to Rs.1,163,336 million as at March 31, 2017 or 5.8%, as compared to Rs.1,099,440 million as at March 31, 2016.

Cash and cash equivalents decreased by 18.5% to Rs.139,868 million as at March 31, 2017, compared to Rs.171,536 million as at March 31, 2016, which also includes an unfavorable foreign currency translation of Rs.20,282 million from GBP to Indian rupees. We hold cash and cash equivalents principally in Indian rupees, GBP, and Chinese Renminbi. Out of cash and cash equivalents as at March 31, 2016, Jaguar Land Rover holds the GBP equivalent of Rs.112,922 million, which consists of surplus cash deposits for future use. As at March 31, 2017, we had short-term deposits of Rs.218,928 million, as compared to Rs.127,810 million as at March 31, 2016, an increase of 71.3%, reflecting an increase in the value of deposits invested over a term of 90 days at Jaguar Land Rover.

As at March 31, 2017, we had finance receivables, including the non-current portion (net of allowances for credit losses), of Rs.175,633 million, as compared to Rs.163,370 million as at March 31, 2016, an increase of 7.5%, primarily due to the decrease in allowances for our vehicle financing due to improved collection, which has contributed to the increase in net finance receivables. Gross finance receivables were Rs.211,608 million as at March 31, 2017, as compared to Rs.207,502 million as at March 31, 2016. Vehicle financing is integral to our automotive operations in India. For further detail see Item 4.B Business Overview—Our Automobile Operations—Tata and other brand vehicles (including financing thereof)—Tata and other brand vehicles—Vehicle Financing”.

Trade receivables (net of allowance for doubtful receivables) were Rs.140,756 million as at March 31, 2017, representing an increase of 3.4% over March 31, 2016. The increase is offset due to an unfavorable foreign currency translation of Rs.18,496 million from GBP to Indian rupees. The past dues for more than six months (gross) have increased from Rs.11,072 million as at March 31, 2016 to Rs.15,514 million or 40.1% as at March 31, 2017 and these mainly represent dues from government-owned transport undertakings and passenger vehicle dealers, for which we are pursuing recovery. Trade receivables for Tata and other brand vehicles have increased by 5.5% to Rs.34,719 million as at March 31, 2017 from Rs.32,899 million as at March 31, 2016, primarily representing dues from government owned transport companies and some of our dealers. The trade receivables of Jaguar Land Rover were Rs.100,062 million as at March 31, 2017, as compared to Rs.100,248 million as at March 31, 2016. There was a favorable currency translation of Rs.18,496 million from GBP to INR. Excluding translation impact, this increase is in line with increases in revenues across regions.

As at March 31, 2017, inventories were at Rs.352,954 million, compared to Rs.326,370 million as at March 31, 2016, an increase of 8.1%, primarily due to the increase in volumes. The increase in finished goods inventory was Rs.33,271 million to Rs.282,308 million as at March 31, 2017, as compared to Rs.249,037 million as at March 31, 2016, mainly due to increase in inventory volumes, higher actual costs for all models due to the weakening of GBP and EUR exchange rates as well as other overheads. This increase is offset due to an unfavorable currency translation of Rs.50,348 million from GBP to Indian rupees. In terms of number of days to sales, finished goods represented 39 inventory days in sales in Fiscal 2017, as compared to 34 inventory days in Fiscal 2016. The increase in finished goods mainly relates to the increase in volumes.

Our investments (current and non-current investments) have decreased to Rs.157,280 million as at March 31, 2017 from Rs.198,417 million as at March 31, 2016, representing a decrease of 20.7%. Our investments mainly comprise mutual fund investments of Rs.150,662 million as at March 31, 2017, as compared to Rs.192,330 million as at March 31, 2016. Investments attributable to Jaguar Land Rover were Rs.120,073 million as at March 31, 2017, as compared to Rs.173,437 million as at March 31, 2016, a decrease of 44.5%. This decrease is also due to an unfavorable foreign currency translation of Rs.21,554 million from GBP to Indian rupees. Tata Motors has investments in mutual funds of Rs.24,009 million as at March 31, 2017, as compared to Rs.17,360 million as at March 31, 2016.

Our other assets (current and non-current) increased by 14.0% to Rs.88,251 million as at March 31, 2017 from Rs.77,387 million as at March 31, 2016. The increase is mainly attributable to VAT, other taxes recoverable, statutory deposits and dues from Government which increased to Rs.60,302 million as at March 31, 2017, as compared with Rs.54,445 million as at March 31, 2016.

Our other financial assets (current and non-current) have increased to Rs.61,295 million as at March 31, 2017 from Rs.49,688 million as at March 31, 2016. Derivative financial instruments have increased by 82.4% to Rs.42,855 million as at March 31, 2017 from Rs.23,490 million as at March 31, 2016, representing options and other hedging arrangements, mainly related to Jaguar Land Rover, predominantly due to an increase in the volume of U.S. dollar forward foreign exchange contracts coupled with the strengthening of the U.S. dollar compared to GBP and therefore decreasing the fair value of these derivative contracts. Advances and other receivables recoverable in cash have decreased to Rs.7,159 million as at March 31, 2017 from Rs.10,276 million as at March 31, 2016. Further, restricted bank deposits have decreased to Rs.2,956 million as at March 31, 2017 from Rs.7,479 million as at March 31, 2016. Additionally, in Fiscal 2017, Fiat India Automobiles Pvt Ltd, our joint operation, repaid its loan of Rs.1,325 million. A Rs.1,600 million loan to Tata Hitachi Construction Machinery Co. Private Ltd, our equity-accounted investee, was converted to equity shares.

Income tax assets (both current and non-current) decreased by 15.4% to Rs.11,955 million as at March 31, 2017 from Rs.14,124 million as at March 31, 2016.

Property, plant and equipment (net of depreciation) decreased by 2.9% from Rs.670,065 million as at March 31, 2016 to Rs.651,199 million as at March 31, 2017. The decrease is due to unfavorable foreign currency translation of Rs.70,697 million from GBP to Indian rupees. After adjusting for foreign currency translation impact, an increase of Rs.89,838 million is mainly represented additions toward new product launches and the plant at Brazil and Slovakia at Jaguar Land Rover.

Goodwill as at March 31, 2017 decreased by 11.4% to Rs.6,733 million, as compared to Rs.7,598 million as at March 31, 2016.

Intangible assets decreased by 4.8% from Rs.600,315 million as at March 31, 2016 to Rs.571,514 million as at March 31, 2017, which mainly include product development projects, brands and other intangible assets. This decrease is also due to an unfavorable foreign currency translation of Rs.57,832 million from GBP to Indian rupees. As at March 31, 2017, there were product development projects in process amounting to Rs.224,360 million.

Carrying value of investments in equity-accounted investees increased by 22.4% to Rs.46,060 million as at March 31, 2017, from Rs.37,640 million as at March 31, 2016. The increase is due to profits in our joint venture Chery Jaguar Automotive Company Limited in Fiscal 2017 of Rs.13,544 million. During Fiscal 2017, we also converted optionally convertible preference shares of Rs.1,600 million into equity shares of Tata Hitachi Construction Machinery Co Pvt Ltd.

A deferred tax liability (net) of Rs.4,296 million was recorded in our income statement and a deferred tax asset of Rs.40,577 million in other comprehensive income, which mainly includes Rs.9,877 million (including translation) toward post-retirement benefits and Rs.23,241 million toward cash flow hedges in Fiscal 2017. The net deferred tax asset of Rs.32,415 million was recorded as at March 31, 2017 as compared to a liability of Rs.3,866 million as at March 31, 2016.

Accounts payable (including acceptances) were Rs.658,544 million as at March 31, 2017, as compared to Rs.653,178 million as at March 31, 2016, a marginal increase of 0.8%, reflecting an increase in operations offset by favorable foreign currency translation of Rs.94,574 million from GBP to Indian rupees.

Other financial liabilities (current and non-current) were Rs.296,866 million as at March 31, 2017, as compared to Rs.182,041 million as at March 31, 2016, net of a favorable currency translation impact of Rs.51,417 million, reflecting liabilities toward vehicles sold under repurchase arrangements, derivative instruments, deferred payment liabilities, interest accrued but not due on loans and lease liabilities. Furthermore, liability toward vehicles sold under repurchasing arrangements increased to Rs.28,284 million as at March 31, 2017 from Rs.25,504 million as at March 31, 2016, due to an increase in the repurchase business at Jaguar Land Rover. Derivative financial instruments have increased by 79.4% to Rs.255,175 million as at March 31, 2017 from Rs.142,264 million as at March 31, 2016, representing options and other hedging arrangements, mainly related to Jaguar Land Rover, predominantly due to an increase in the volume of U.S. dollar forward foreign exchange contracts coupled with the strengthening of the U.S. dollar compared to GBP and therefore increasing the fair value of these derivative contracts.

Provisions (current and non-current) increased by 7.8% to Rs.148,108 million as at March 31, 2017 from Rs.137,401 million as at March 31, 2016. Provisions for warranties increased by Rs.5,149 million mainly on account of volume growth at Jaguar Land Rover, offset by favorable foreign currency translation impact of Rs.23,528 million from GBP to Indian rupees. Provisions for product warranty increased by 4.5% to Rs.120,299 million as at March 31, 2017, as compared to Rs.115,150 million as at March 31, 2016. Furthermore, provisions for product liability increased to Rs.12,655 million as at March 31, 2017, compared to Rs.7,584 million as at March 31, 2016.

Other liabilities (current and non-current) increased by 56.6% to Rs.213,383 million as at March 31, 2017, as compared to Rs.136,266 million as at March 31, 2016. Employee benefit obligations have increased by 116.0% to Rs.119,840 million as at March 31, 2017, as compared to Rs.55,475 million as at March 31, 2016, mainly pertaining to the Jaguar Land Rover pension plan, consequent to changes in actuarial assumptions, primarily including the discount rate. Further, there was increase in the deferred revenue by 42.4% to Rs.44,130 million as at March 31, 2017 from Rs.30,988 million as at March 31, 2016, mainly due to the introduction of new service plans at Jaguar Land Rover. This was offset by a favorable currency translation of Rs.33,844 million from GBP to Indian rupees.

Our total debt was Rs.785,171 million as at March 31, 2017, as compared to Rs.692,368 million as at March 31, 2016, an increase of 13.4%, which is offset by a favorable currency translation of Rs.51,947 million from GBP to Indian rupees. Short-term debt (including the current portion of long-term debt) decreased by 4.4% to Rs.179,527 million as at March 31, 2017, as compared to Rs.187,857 million as at March 31, 2016. Long-term debt (excluding the current portion) increased by 20.0% to Rs.605,645 million as at March 31, 2017 from Rs.504,511 million as at March 31, 2016. Long-term debt (including the current portion) increased by 11.9% to Rs.646,572 million as at March 31, 2017 as compared to Rs.577,860 million as at March 31, 2016. Please see Item 5.B “—Liquidity and Capital Resources—Long term funding” for further details.

Total shareholders’ equity was Rs.538,842 million as at March 31, 2017 and Rs.768,037 million as at March 31, 2016, respectively.

Our reserves decreased from Rs.534,196 million as at March 31, 2016 to Rs.529,010 million as at March 31, 2017.

Our other components of equity reflected a loss of Rs.262,909 million as at March 31, 2017, as compared to Rs.38,649 million as at March 31, 2016. We have accounted for an actuarial gains/loss (net) loss of Rs.65,678 million in respect of pension obligations as at March 31, 2017. In Fiscal 2017, a loss of Rs.128,178 million on cash flow hedges (net), is recorded in comprehensive income. There was also a loss in currency translation differences of Rs.96,870 million.

The ratio of net debt to shareholders’ equity (total debt less cash and cash equivalents and liquid marketable securities divided by total shareholders’ equity) under IFRS increased from 0.4 as at March 31, 2016 to 0.9 as at March 31, 2017. Details of the calculation of this ratio are set forth in Exhibit 7.1 to this annual report on Form 20-F.

The following table sets forth our contingent liabilities as at the dates indicated.

	As at March 31,
	2017	2016
	(Rs. in millions)
Income tax	949	1,338
Excise duties	14,851	14,400
Sales tax	10,521	12,623
Other taxes and claims[1]	3,000	3,394
Other contingencies	419	416

Total	29,740	32,171

1.	Other taxes and claims include claims by other revenue authorities and distributors. See Item 4.B “—Business Overview—Legal Proceedings” of this annual report on Form 20-F.

Rs.202,511 million and Rs.110,890 million in Fiscal 2017 and 2016, respectively, represent executory contracts on capital accounts otherwise provided for.

Under the joint venture agreement for our China Joint Venture, we are committed to contribute RMB3.5 billion of capital toward our share in the capital of the joint venture. As at March 31, 2017, we have an outstanding commitment of approximately RMB625 million.

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

Since Fiscal 1997, we have benefited from participation in the Export Promotion Capital Goods Scheme, or the EPCG Scheme, which permits us to import capital equipment under a special license at a substantially reduced customs duty. Our participation in this scheme is subject to us fulfilling an obligation to export goods manufactured or produced by the use of capital equipment imported under the EPCG Scheme to the value of a multiple of the cost plus insurance and freight value of these imports or customs duty saved over a period of 6, 8 and 12 years from the date of obtaining the special license. We currently hold 57 licenses (excluding redeemed licenses) which require us to export our products of a value of approximately Rs.43.41 billion between the years 2014 to 2022, and we carefully monitor our progress in meeting our incremental milestones. After fulfilling some of the export obligations as per provisions of Foreign Trade Policy, as at March 31, 2017, we have remaining obligations to export products worth approximately Rs.3.94 billion by October 2022. In the event that the export obligation under the EPCG Scheme is not fulfilled, we would have to pay the differential between the reduced and normal duty on the goods imported along with interest. In view of our past record of exceeding our export milestones, and our current plans with respect to our export markets, we do not currently foresee any impediments to meeting our export obligation in the required time frame.

Capital Expenditure

Capital expenditure totaled Rs.311,627 million, Rs.306,233 million and Rs.335,771 million during Fiscal 2017, 2016 and 2015, respectively. Our automotive operations accounted for a majority of this capital expenditure. We currently plan to invest over Rs.400 billion in Fiscal 2018 in new products and technologies. Please see Item 5.B “—Liquidity and Capital Resources” of this annual report on Form 20-F for additional details.

Our capital expenditures in India during Fiscal 2017 related mostly to (i) the introduction of new products such as the Tata Tiagor, Hexa and Yodha, (ii) the development of planned future products and technologies, and (iii) quality and reliability improvements aimed at operating cost reductions.

Capital expenditure for Jaguar Land Rover mainly included expenditure for the [global] launches of the Jaguar F-PACE and the all new Land Rover Discovery, the U.S. launch of the Jaguar XE, product development costs for various future products, the launch of Jaguar Land Rover’s in-house 2.0l Ingenium gasoline engines, its contract manufacturing arrangement with Magna Steyr and construction costs for the ongoing new manufacturing plant in Nitra, Slovakia as well as the manufacturing plant opened in Brazil in June 2016. Jaguar Land Rover opened a manufacturing plant for the China Joint Venture in Changshu, China in October 2014 and began manufacturing the Range Rover Evoque there shortly thereafter. Manufacture of the Land Rover Discovery Sport commenced in the third quarter of Fiscal 2016 followed by the long wheel base Jaguar XFL in the first half of Fiscal 2017 which went on sale in September 2016. Jaguar Land Rover and Chery invested approximately RMB 10.9 billion in the first phase of the project, which was used to establish the manufacturing plant, a research and development center and an engine production facility. Jaguar Land Rover invested approximately RMB 3.5 billion of equity capital in the China Joint Venture, representing 50% of the share capital and voting rights of the joint venture company. Investment to support phase two, which will add additional manufacturing capacity, will be supported by further capital injections from Jaguar Land Rover and Chery.

We continue to focus on development of new products for our various markets. Through Jaguar Land Rover, we continue to make investments in new technologies through its research and development activities to develop products that meet the requirements of the premium market, including developing sustainable technologies to improve fuel economy and reduce carbon dioxide emissions, including the application of plug-in hybrids and full battery electric technologies. Please refer to Item 4.B “—Business Overview—Government Regulations” of this annual report on Form 20-F for further details.

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

E. Off-balance Sheet Arrangements

None

F. Tabular Disclosure of Contractual Obligations

The following table summarizes payments due under significant contractual commitments as at March 31, 2017:

	Payment due by period
	(Rs. in millions)
Type	Total	Less than 1 year	1 to 3 years	3 to 5 years	More than 5 years
Long-term debts[1]	646,572	76,729	284,932	241,351	193,109
Capital lease	1,048	258	301	117	372
Operating lease	39,115	6,598	10,394	7,477	14,646
Capital commitments	202,511	202,099	160	132	120
Purchase commitments	118,825	38,812	42,774	15,035	22,204
Other liabilities	509,487	249,883	146,011	70,384	93,783
Provisions	148,108	58,083	68,132	15,946	5,947

Total	1,665,666	632,462	552,704	350,442	330,181

1.	Includes interest.

G. Safe Harbor

See the section entitled “Cautionary Note on Forward-looking Statements” at the beginning of this annual report on Form 20-F.

Item 6.	Directors, Senior Management and Employees

A. Directors and Senior Management

Board of Directors

Under our Articles of Association, we cannot have less than three or more than fifteen directors. At present, our board of directors comprises eleven directors. Our directors are not required to hold any of our Shares by way of qualification.

Under our Articles of Association, the board of directors of Tata Steel, which, owns, as of June 30, 2017, 0.0035% of our Ordinary Shares and none of our ‘A’ Ordinary Shares, has the right to nominate one director to our board of directors.

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

As at June 30, 2017, our directors and senior management, in their sole and joint names, beneficially held an aggregate of 5,774 Ordinary Shares (approximately 0.0002% of our issued share capital) and 3,038 ‘A’ Ordinary Shares (approximately 0.0006% of our issued share capital).

Our board of directors appointed Mr. Guenter Butschek as the CEO and Managing Director of TML with effect from February 15, 2016. Mr. Butschek chairs the Executive Committee, or ExCom, which provides oversight of strategy and other key aspects of our operations. He also chairs various business committees of TML, including the Commercial Vehicle and Passenger Vehicle product review, IT governance and risk oversight committees.

The following table provides information about our directors, executive officers and Group Chief Financial Officer as at June 30, 2017:

Name	Position	Date of birth/ business address [1]	Year appointed as Director, Executive Officer or Chief Financial Officer	Expiration of term	Ordinary Shares beneficially owned as at June 30, 2017 [2]	‘A’ Ordinary Shares beneficially owned as at June 30, 2017 [2]
Mr. N. Chandrasekaran [3]	Non-Executive Chairman	June 2, 1963	2017	2020	—	—
Mr. Cyrus P. Mistry [4]	Non-Executive Chairman	July 4, 1968	2012	Non-rotational	15,855	—
Dr. R. A. Mashelkar	Independent Director	January 1, 1943	2007	2017	—	—
Mr. Nasser Munjee	Independent Director	November 18, 1952	2008	2019	—	—
Mr. V. K. Jairath	Independent Director	December 27, 1958	2009	2019	—	—
Ms. Falguni Nayar	Independent Director	February 19, 1963	2013	2019	—	—
Mr. O. P. Bhatt [5]	Independent Director	March 7, 1951	2017	2022	—	—
Mr. Subodh Bhargava [6]	Independent Director	March 30, 1942	2008	2017	—	—
Mr. N. N. Wadia [7]	Independent Director	February 15, 1944	1998	2016	1,000	—
Dr. Ralf Speth [8]	Non-Executive Director	September 9, 1955	2010	2017	—	—
Mr. Guenter Butschek	CEO & Managing Director	October 21, 1960	2016	2021	—	—
Mr. C. Ramakrishnan	Group Chief Financial Officer	June 27, 1955	2007	2017	5,274	3,038
Mr. Ravindra Pisharody [9]	Executive Director (Commercial Vehicles)	November 24, 1955	2012	2017	—	—
Mr. S. B. Borwankar [10]	Executive Director & Chief Operating Officer	July 15, 1952	2012	2019	500	—

1.

The business address of each of our directors, Executive Officers and Chief Financial Officer, other than as described immediately below, is Bombay House, 24 Homi Mody Street, Mumbai — 400001. The business address of Mr. N. N. Wadia is The Wadia Group, C-1, Wadia International Centre (Bombay Dyeing), Pandurang Budhkar Marg, Worli, Mumbai — 400025, India; the business address of Dr. R. A. Mashelkar is “Raghunath”, D-4, Varsha Park, Baner, Pune — 411045, India; the business address of Mr. Nasser Munjee is Development Credit Bank Ltd, Peninsula Business Park, Tower ‘A’ 6th Floor, Senapati Bapat Marg, Lower Parel, Mumbai — 400013, India; the business address of Mr. Subodh Bhargava is Tata Communications Limited, 4th Floor, VSB Bangla Sahib Road, New Delhi — 110001, India; the business address of Mr. V. K. Jairath is 18th Floor, One Indiabulls Centre, Senapati Bapat Road, Elphinestone Road, Mumbai — 400013, Maharashtra, India; the business address of Ms. Falguni Nayar is FSN E-Commerce Ventures Pvt. Ltd., 104, Vasan Udyog Bhavan, Sun Mill Compound, Tulsi Pipe Road, Lower Parel (West), Mumbai — 400013; the business address of Mr. O.P. Bhatt is 3, Ground Floor, Seagull, Carmichael Road, Mumbai 400 026; the business address of Dr. Ralf Speth is Jaguar Land Rover, Abbey Road, Whitley, Coventry, CV3 4LF, United Kingdom; and the business address of Mr. S. B. Borwankar is Tata Motors Limited, Pune Works, Pimpri, Pune — 411018.

2.	Each of our Directors, Executive Officers and Group Chief Financial Officer beneficially owned less than 1% of our Shares as at June 30, 2017.

3.	Appointed as Non-Executive Chairman and Additional Director of the Company with effect from January 17, 2017 and his appointment is expected to approved by the shareholders at the forthcoming Annual General Meeting of the Company in August 2017.

4.	Resigned as the Non-Executive Chairman and Director of the Company with effect from December 19, 2016.

5.	Appointed as Non-Executive Independent Director of the Company with effect from May 9, 2017.

6.	Retired on March 29, 2017, upon attaining the age of 75 years in accordance with the Company’s Governance Guidelines on Board Effectiveness.

7.	Removed as an Independent Director by the Shareholders at the Extraordinary General Meeting of the Company held on December 22, 2016 and shareholding details are as on the date of cessation as Director of the Company.

8.	Subject to retirement by rotation and eligible for re-election by the members at the Annual General Meeting of Tata Motors Limited in 2017, pursuant to the provisions of the Companies Act.

9.	Tendered his resignation as Executive Director (Commercial Vehicles) of the Company, vide letter dated June 5, 2017, but would continue to serve his term of office for another 6 months to ensure seamless transition in business operations.

10.	Designated as the Executive Director and Chief Operating Officer of the Company with effect from June 5, 2017 and the Board of Directors has approved of this re-appointment for the period July 16, 2017 upto July 15, 2019, subject to shareholders’ approval.

Biographies

Set forth below is a short biography of each of our directors and our Group Chief Financial Officer:

Mr. Natarajan Chandrasekaran (Chairman)

Mr. Natarajan Chandrasekaran is the Chairman of the Board of Tata Sons, the holding company and promoter of more than 100 Tata operating companies with aggregate annual revenues of more than US$100 billion, and a combined market capitalization exceeding US$120 billion at the start of 2017. He joined the board of Tata Sons in October 2016 and was appointed Chairman in January 2017. He also serves on the boards of several Tata operating companies, including Tata Steel Limited, Tata Power Co. Limited, Indian Hotels Co. Limited, Tata Global Beverages Limited, TCS Foundation, Jaguar Land Rover Automotive plc and Tata Consultancy Services (TCS), of which he was the chief executive from 2009 to 2017.

Mr. Chandrasekaran’s appointment as Chairman of the Board of Tata Sons is preceded by a 30-year career at TCS. Under his leadership, TCS implemented a culture of customer focus and innovation, and consolidated its position as the largest private sector employer in India. TCS generated total revenues of US$16.5 billion in Fiscal 2016. It was ranked among the “Big 4” most valuable IT services brands worldwide and as one of the World’s Most Innovative Companies by Forbes, and recognized as a Global Top Employer by the Top Employers Institute across 24 countries.

Mr. Chandrasekaran was also appointed as a Director on the Board of India’s central bank, the Reserve Bank of India, in 2016. He served as the Chairperson of the Information and Communication Technology Industry Governors at the World Economic Forum, Davos in 2015-16. In Fiscal 2013, he was the chairman of NASSCOM, the apex trade body for Indian IT services firms. He is an active member of India’s bilateral business forums including with the United States, United Kingdom, Australia and Japan.

Mr. Chandrasekaran’s business leadership has been recognized by several corporate and community organizations, and he has received numerous awards, including Business Leader of the Year at the ET Awards for Corporate Excellence 2016; CNBC TV 18 – ‘Indian Business Icon’ 2014; CNN-IBN Indian of the Year 2014 (business category); Best CEO for 2013 and 2014 by Business Today; and Best CEO 2010-15 Institutional Investor’s Annual All-Asia Executive Team rankings.

Mr. Chandrasekaran was appointed as a Non-Executive Board Chairman and Director of Tata Motors Limited with effect from January 17, 2017.

Mr. Cyrus P. Mistry (Ex-Chairman)

Mr. Mistry was appointed as a director of Tata Motors Limited with effect from May 29, 2012, and as a Deputy Chairman of Tata Motors Limited with effect from November 7, 2012. Mr. Mistry took over as Chairman from Mr. Ratan N. Tata upon his retirement with effect from December 28, 2012.

Mr. Mistry resigned as the Non-Executive Chairman and Director of the Company with effect from December 19, 2016.

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

Dr. Mashelkar is Chairman of the Board of Reliance GeneMedix Limited and holds directorships at Reliance Industries Limited, Thermax Ltd., KPIT Technologies Limited, Piramal Enterprises Limited, Invictus Oncology Pvt. Limited, Sakal Papers Pvt. Limited, International Longevity Centre India, Gharda Scientific Research Foundation, Gharda Medical and Advanced Technologies Foundation, Vyome Bioscience Pvt. Ltd., Access Health International Inc. and Tal Manufacturing Solutions Limited.

He was appointed as an independent director of Tata Motors Limited with effect from August 28, 2007.

Mr. Nasser Munjee

Mr. Munjee served with HDFC Bank Limited for over 20 years in various positions including as its Executive Director. He was the Managing Director of Infrastructure Development Finance Company Ltd. until March 2004. Presently, he is the Chairman of Development Credit Bank (since June 2005) and is also a member of the board of directors of various other companies, including ABB India Limited, Ambuja Cements Limited, Cummins India Limited, HDFC Limited, Jaguar Land Rover Automotive plc, Tata Chemicals Limited, Tata Chemicals North America Inc, TMFL, Aarusha Homes Pvt. Limited and Astarda Limited, as well as various non-profit organizations.

Mr. Munjee is a Technical Advisor on the World Bank Public-Private Partnership Infrastructure Advisory Facility. Mr. Munjee holds a bachelor’s degree and a master’s degree from the London School of Economics.

He was appointed as an independent director of Tata Motors Limited with effect from June 27, 2008.

Mr. V. K. Jairath

Mr. Jairath served as the Principal Secretary (Industries) of the state government of Maharashtra and has over 25 years of experience in public administration, rural development, poverty alleviation, infrastructure, finance, industry, urban development and environmental management, occupying various important positions in the Government of India and the state government of Maharashtra. Mr. Jairath holds directorships in Kirloskar Oil Engines Limited, Concorde Motors (India) Limited, TML Distribution Co. Limited, Wockhardt Limited, Kirloskar Industries Limited, Bombay Dyeing & Manufacturing Co. Limited, Meenakshi Energy Limited and TMFSL.

Mr. Jairath holds a Bachelor of Arts Degree in Public Administration and Bachelor of Laws Degree, both from the Punjab University, a Masters in Economics from the University of Manchester and joined the Indian Administrative Service in 1982.

He was appointed as an independent director of Tata Motors Limited with effect from March 31, 2009.

Ms. Falguni Nayar

Ms. Nayar has spent over 19 years with Kotak Mahindra Bank, for the last six years as Managing Director and CEO of Kotak Investment Bank. She is the founder and CEO of Nykaa.com, an online shopping website for beauty and wellness products which also offers an online magazine, expert advice and virtual makeover tools. She is a member of the board of directors of several other Indian companies, including ACC Limited, Dabur India Limited, FSN Brands Marketing Pvt. Limited, Tata Marcopolo Motors Limited, Kotak Securities Limited, Tata Technologies Limited, L&T Infrastructure Finance Co. Limited, Endurance Technologies Limited and Aviva Life Insurance Company India Limited. She is also the promoter of Heritage View Developers Pvt. Limited, FSN E-Commerce Venture Pvt. Ltd., FSN Brands Marketing Pvt. Limited, Nykaa E-Retail Pvt. Limited, Valleyview Probuild Pvt. Ltd., Sea View Probuild Pvt. Ltd., Sealink View Probuild Pvt. Ltd. and Golf Land Developers Pvt. Limited.

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

Mr. Om Prakash Bhatt

From July 1, 2006 to March 31, 2011, Mr. Bhatt was the Chairman, State Bank Group, which includes State Bank of India, India’s largest commercial bank; five associate banks in India; five overseas banks; SBI Life, the country’s largest private life insurer; SBI Capital Markets, India’s leading investment bank; SBI Fund Management; and other subsidiaries spanning diverse activities; from general insurance to custodial services. Under his leadership, SBI rose on the global list rankings of Fortune 500.

He serves as an Independent Director on several Boards including Standard Chartered Bank plc, Tata Consultancy Services, Tata Steel, Greenco Energy Holdings and Hindustan Unilever Limited.

Mr. Bhatt has also served as Chairman of Indian Banks’ Association, the apex body of Indian banks. He was appointed as the government’s nominee on the India-US CEO Forum, Indo-French CEO Forum and Indo-Russia CEO Forum, forging links with a cross section of the world’s business leaders.

Mr. Bhatt is a graduate in Science and a post graduate in English Literature (Gold Medalist).

He was appointed as an independent director of Tata Motors Limited with effect from May 9, 2017.

Mr. Subodh Bhargava

Mr. Bhargava was appointed as an independent director of Tata Motors Limited with effect from June 27, 2008 and retired with effect from March 29, 2017, upon attaining the age of 75 years in accordance with the Company’s Governance Guidelines on Board Effectiveness.

Mr. Nusli N. Wadia

Mr. Wadia was appointed as an independent director of Tata Motors Limited with effect from December 22, 1998 and was removed as an Independent Director by the Shareholders at the Extraordinary General Meeting of the Company held on December 22, 2016.

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

Having served BMW for 20 years, Dr. Speth joined Ford Motor Company’s Premier Automotive Group and served as Director of Production, Quality and Product Planning. He holds directorships in Tata Sons Limited, Jaguar Land Rover Limited, Jaguar Land Rover Holdings Limited, Jaguar Racing Limited, Spark44 (JV) Limited, ACEA, Bladon Jets, Confederation of British Industry and the Society of Motor Manufacturers and Traders Limited.

He was appointed as a non-executive and non-independent director of Tata Motors Limited with effect from November 10, 2010.

Mr. Guenter Butschek

Mr. Butschek was appointed as an additional director on our board with effect from February 15, 2016. He was also appointed as our Chief Executive Officer & Managing Director with effect from February 15, 2016. Prior to joining our company, Mr. Butschek served as Chief Operating Officer of the Airbus Group and was a member of the Group Executive Committee of the Airbus Group. Prior to Airbus, Mr. Butschek worked at Daimler AG, where he gained more than 25 years of experience in international automotive management and held positions in various departments, including production, industrialization and procurement. He has extensive global experience in growing organizations and in developing new markets.

Mr. Butschek graduated from the University of Cooperative Education Stuttgart, Germany with a degree in business administration and economics. Mr. Butschek also serves on the boards of some of Tata Motors Limited’s subsidiaries and affiliates, namely, TDCV, Tata Motors European Technical Centre Plc and Tata Cummins Pvt. Limited.

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

Before becoming Chief Financial Officer of Tata Motors Limited, Mr. Ramakrishnan was with the Tata Group Chairman’s Office for seven years.

Mr. Ramakrishnan is on the boards of directors of several of Tata Motors Limited’s subsidiaries, including TTL, Tata Cummins Private Limited, TMFL, TMFSL, Jaguar Land Rover Automotive plc, Tata Motors (Thailand) Limited, TDCV, Tata Motors (SA) (Proprietary) Limited and TML Holdings Pte. Limited.

Mr. Ramakrishnan is a chartered accountant and a cost accountant. Mr. Ramakrishnan was appointed as Chief Financial Officer of Tata Motors Limited with effect from September 18, 2007. With effect from July 1, 2015, Mr. Ramakrishnan has been appointed as Tata Motors’ Group Chief Financial Officer and will continue as the Chief Financial Officer of Tata Motors Limited for a term upto September 30, 2017. As a result of this appointment, the chief financial officers of our subsidiaries report directly to Mr. Ramakrishnan.

There is no family relationship between any of our directors, including the CEO and Managing Director, the Executive Directors and the Group Chief Financial Officer. None of our directors or senior management are selected pursuant to any arrangement or understanding with any of our major shareholders, customers, suppliers or others.

Mr. Ravindra Pisharody

Mr. Pisharody has been the Executive Director (Commercial Vehicles) since June 21, 2012, having joined Tata Motors Limited as Vice President, Commercial Vehicles (Sales & Marketing), in 2007. He is also on the board of several of Tata Motors Limited’s subsidiaries and affiliates, such as Tata Marcopolo Motors Limited, Tata Cummins Private Limited, TMFL, Automobile Corporation of Goa Limited, Tata International Limited, Tata Hispano Motors Carrocerries Maghreb SA, Tata International Singapore Pte Limited, Nita Company Limited, TDCV, Tata Motors (SA) (Proprietary) Limited, PT Tata Motors Indonesia, PT Tata Motors Distribusi Indonesia, TMNL Motor Service Nigeria Limited and Tata Motors (Thailand) Limited. Before joining Tata Motors Limited, he worked for Castrol Ltd., a subsidiary of BP plc, and for Philips India, a subsidiary of Koninklijke Philips N.V., in various roles. Mr. Pisharody is an alumnus of the Indian Institute of Technology, Kharagpur and the Indian Institute of Management, Kolkata.

Mr. Pisharody, vide letter dated June 5, 2017, tendered his resignation as Executive Director (Commercial Vehicles) of TML, but will continue to serve his term of office for another 6 months, or such shorter period as the Company may decide to ensure seamless transition in business operations.

Mr. Satish B. Borwankar

Mr. Borwankar started his career with Tata Motors Limited in 1974, as a Graduate Engineer Trainee and was appointed as an Executive Director (Quality) on June 21, 2012. He is currently the Executive Director and Chief Operating Officer with effect from June 5, 2017. He has been reappointed, subject to shareholders approval for a period from July 16, 2017 to July 15, 2019. He has worked in various executive positions for overseeing and implementing product development, manufacturing operations and quality control initiatives of the Commercial Vehicles Business Unit. He is also on the board of directors of certain of our subsidiaries, including Tata Cummins Private Limited, TML Drivelines Limited, TAL Manufacturing Solutions Limited, Tata Motors (Thailand) Limited and TDCV. He has played a significant role in establishing our greenfield projects. Mr. Borwankar is a mechanical engineer who studied at the Indian Institute of Technology, Kanpur.

Mr. Borwankar was designated as the Executive Director & Chief Operating Officer (COO) of TML with effect from June 5, 2017. The board of directors has approved this re-appointment for the period July 16, 2017 up to July 15, 2019, subject to shareholders’ approval.

B. Compensation

The following table provides the annual compensation paid/accrued to our directors, Executive Officers and Group Chief Financial Officer in Fiscal 2017. For full-time directors, the retirement benefits exclude provision for encashable leave and gratuity as a separate actuarial valuation is not available. We have not issued any stock options to our directors/employees.

Name	Position	Remuneration[1] (in Rs.)
Mr. N Chandrasekaran [2]	Non-Executive Chairman	240,000
Mr. Cyrus P. Mistry [3]	Non-Executive Chairman	660,000
Mr. N. N. Wadia [4]	Independent Director	660,000
Dr. R. A. Mashelkar	Independent Director	1,960,000
Mr. Nasser Munjee 5 12	Independent Director	6,790,000
Mr. V. K. Jairath	Independent Director	3,490,000
Ms. Falguni Nayar [12]	Independent Director	2,198,000
Mr. Om Prakash Bhatt [7]	Independent Director	—
Mr. S. Bhargava	Independent Director	1,298,000
Dr. Ralf Speth 8 12	Non-Executive Director	551,740,000
Mr. Guenter Butschek [12]	CEO & Managing Director	225,515,000
Mr. C. Ramakrishnan 11 12	Tata Motors’ Group Chief Financial Officer	41,199,000
Mr. Ravindra Pisharody [10] 9 12	Executive Director (Commercial Vehicles)	30,099,000
Mr. Satish Borwankar 10 12	Executive Director & COO	29,398,000

1.	Includes salary, allowance, taxable value of perquisites, commission and our contribution to provident fund and superannuation fund for the CEO and Managing Director, Executive Directors and the Group Chief Financial Officer, and sitting fees/directors’ fees for non-executive directors. No commission has been paid to directors by Tata Motors Limited for Fiscal 2017, due to inadequacy of profits.
2.	Appointed as Non-Executive Chairman of the Company with effect from January 17, 2017.
3.	Resigned as the Non-Executive Chairman and Director of the Company with effect from December 19, 2016.
4.	Removed as an Independent Director by the Shareholders at the Extraordinary General Meeting of the Company held on December 22, 2016.
5.	The remuneration of Mr. Munjee includes remuneration of GBP 50,000 received from Jaguar Land Rover Automotive plc and directors’ fees of Rs.460,000 paid by TMFL.
6.	Retired on March 29, 2017, upon attaining the age of 75 years in accordance with the Company’s Governance Guidelines on Board Effectiveness.
7.	Appointed as Non-Executive Independent Director of Tata Motors Limited with effect from May 9, 2017.
8.	Dr. Ralf Speth’s remuneration is paid by Jaguar Land Rover Automotive plc, which includes the value of performance bonus, cash allowances and non-cash benefits and accruals from long term incentives and retirement benefits.
9.	The remuneration includes directors’ fees and commissions received from Automobile Corporation of Goa Limited of Rs.810,800 and directors’ fees paid by Tata International Limited of Rs.500,000, Tata Daewoo Commercial Vehicle Co. Limited of Rs.1,501,700 and Nita Company Limited of Rs.10,800 but excludes provision for a special retirement benefit of Rs.5,266,000 payable at the discretion of the board.
10.	The remuneration excludes provision for a special retirement benefit of Rs.5,266,000 and Rs.7,932,000 for Mr. Pisharody and Mr. Borwankar, respectively, payable at the discretion of the board.
11.	The remuneration paid includes directors’ fees of Rs.205,000 paid by Tata Technologies Limited.
12.	Rounded to nearest thousands of Indian rupees.

The CEO and Managing Director as well as the executive directors are also eligible to receive special retirement benefits at the discretion of our board of directors, which include a monthly pension, ex-gratia and medical benefits.

At the 71st Annual General Meeting of the Company held on August 9, 2016, our shareholders approved payment of the minimum remuneration to Mr. Pisharody, Mr. Borwankar and Mr. Butschek as per their agreements in view of inadequacy of profits for Fiscal 2016, 2017 and 2018.

In respect of Fiscal 2017, the minimum remuneration of the Executive Directors is within the limits prescribed under the Companies Act, 2013. In respect of Mr. Butschek, the CEO & MD, on an application made by the Company to the Central Government for his appointment and remuneration as required under Section 197 of the Companies Act, 2013 read with Schedule V thereunder, the Central Government has approved of his appointment for a period of 5 years with effect from February 15, 2016 and his remuneration for the period September 12, 2016 to February 14, 2019. In respect of his agreed remuneration for the period February 15, 2016 to September 11, 2016, the Company’s resubmission is under active consideration by the Central Government.

C. Board Practices

Our board of directors’ size, comprises of ten directors, which is commensurate with the size of our company and consistent with the board size of other companies in the industry. Our board of directors consists of executive, non-executive and independent directors. Appointments of new directors are recommended by the Nomination and Remuneration Committee for consideration by the full board of directors and our shareholders at each year’s annual general meeting.

The roles of the Chairman and Chief Executive Officer & Managing Director are distinct and separate with appropriate powers being delegated to the Managing Director to perform the day-to-day activities of managing our company.

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

Board Effectiveness Evaluation

Pursuant to provisions of the Listing Regulations and the Companies Act, our board of directors is required to carry out an annual evaluation of its own performance and also the performance of its committees and individual directors. The performance of the board of directors and individual directors is evaluated by our board of directors and involves input from all the directors. The performance of the committees is evaluated by our board of directors and involves input from committee members. In Fiscal 2017, the Nomination and Remuneration Committee reviewed the performance of the individual directors. Also, a separate meeting of independent directors was held to review the performance of non-independent directors, performance of our board of directors as a whole and the performance of the chairperson of Tata Motors Limited; the independent directors took into account the views of the executive directors and non-executive directors. Subsequently, our board of directors held a meeting to discuss the performance of our board of directors, its committees and the individual directors.

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

We also conducted the familiarization program for independent directors was also conducted to apprise the directors about their roles, rights, responsibilities in our Company, the nature of the industry in which we operate, our business model and related matters. The details of the program for familiarization of the independent directors are uploaded on the website of our Company at http://www.tatamotors.com/investors/pdf/familiarisation-programme-independent-directors.pdf

Our board of directors also undertakes our subsidiaries’ oversight functions through review of their performance against their set targets, advises them on growth plans and, where necessary, gives strategic guidelines. While all of our subsidiaries have their respective boards of directors, and their management is responsible for their performance, our board of directors oversees the performance of our subsidiaries on a quarterly basis in order to exercise oversight over the performance and functioning of our subsidiaries. In a specific annual meeting of our Audit Committee, the chief executive officers and the chief financial officers of our subsidiaries make presentations on significant issues in audit, internal control and risk management in our subsidiaries. The minutes of the meetings of our subsidiaries are also placed before our board of directors and attention is drawn to significant transactions and arrangements entered into by our subsidiaries.

Please see Item 6.A “—Directors and Senior Management” for details regarding the terms of office for our board of directors.

Committees

Audit Committee

The Audit Committee comprises four independent directors: Mr. Munjee (as Chairman), Dr. Mashelkar, Mr. Jairath, and Ms. Nayar. The Audit Committee functions according to its Charter that defines its composition, authority, responsibility and reporting functions in accordance with Section 177 of the Act, Regulation 18(3) read with Part C of Schedule II of the SEBI Listing Regulations and applicable U.S. regulations, and is reviewed from time to time. Provided below is the gist of the responsibilities of the Audit Committee. The full Charter is available on our website

a.	Reviewing the quarterly/annual financial statements before submission to our board of directors, focusing primarily on:

•

Overseeing our financial reporting process and the disclosure of our financial information, including earnings and press releases, to ensure that the financial statements are correct, sufficient and credible;

•	Reviewing reports on the management’s discussion and analysis of financial condition, results of operations and the directors’ responsibility statement;

•	Compliance with accounting standards and changes in accounting policies and practices;

•	Major accounting entries involving estimates based on exercise of judgment by management;

•	Reviewing the draft audit report, modified opinion, if any, and significant adjustments arising out of audit;

•	Analysis of the effects of alternative GAAP methods on the financial statements;

•	Compliance with listing and other legal requirements concerning financial statements;

•	Statement of significant related party transactions (as defined by the Audit Committee), submitted by the management;

•	Scrutiny of inter-corporate loans and investments; and

•	Disclosures made under the principal executive officer and principal financial officer certifications and related party transactions to our board of directors and our shareholders;

b.	Reviewing, alongside the management, our external auditors and internal auditors, the adequacy of internal control systems and recommending improvements to management;

c.	Review management letters and letters of internal control weakness issued by the statutory auditors;

d.	Reviewing, alongside the management, statements of uses and applications of funds raised through issues (such as public issues, rights issues, preferential issues), the statement of funds utilized for purposes other than those stated in the relevant offer document and/or notice and the report submitted by the monitoring agency that monitors the utilization of proceeds of a public or rights issue and making appropriate recommendations to our board of directors in light of those reviews;

d.	Recommending the appointment and/or removal of the statutory auditor, cost auditor, fixing audit fees and approving non-audit/consulting services provided by the statutory auditors’ firms to Tata Motors Limited and its subsidiaries; evaluating auditors’ performance, qualifications, experience, independence and pending proceedings relating to professional misconduct, if any. Our Audit Committee shall also ensure that the cost auditors are independent, have an arm’s-length relationship with us and are also not otherwise disqualified at the time of their appointment or during their tenure;

e.	Reviewing the adequacy of our internal audit, the coverage and frequency of our internal audit and the appointment, removal, performance and terms of remuneration of our chief internal auditor;

f.	Discussing with the internal auditor and senior management significant internal audit findings and follow-up thereon;

g.	Reviewing the findings of any internal investigation by the internal auditor into matters involving suspected fraud or irregularity or a failure of internal control systems of a material nature and reporting the matter to our board of directors;

h.	Discussing with the statutory auditor, before the audit commences, the nature and scope of audit and conducting post-audit discussions to ascertain any area of concern;

i.	Reviewing our financial controls and risk management policies;

j.	Establishing and reviewing the functioning of our vigil mechanism under our whistle-blower policy;

k.	Reviewing the financial statements and investments made by subsidiary companies and subsidiary oversight relating to areas such as the adequacy of the internal audit structure and function of the subsidiaries, the status of their audit plans and their execution, key internal audit observations, risk management and the control environment;

l.	Review of the causes of any substantial defaults in payment to the depositors, debenture holders, shareholders (in case of non-payment of declared dividend) and creditors, if any;

m.	Reviewing the effectiveness of the system for monitoring compliance with laws and regulations;

n.	Approving the appointment of our Chief Financial Officer after assessing the qualification, experience and background of a candidate;

o.	Engaging a registered valuation agent in case valuations are required and reviewing any valuation report in respect of any of our property, stocks, shares, debentures, securities, goodwill, undertakings or assets, liabilities or net worth;

p.	Reviewing and replying to any reports forwarded by the auditors on the matters where auditors have sufficient reason to believe that an offense involving fraud is being or has been committed against us by our officers or employees;

q.	Reviewing the system of storage, retrieval, display and printout of books of accounts maintained in electronic copies during the required period under law;

r.	Approving all or any subsequent modification of transactions with related parties;

s.	Approving policies in relation to the implementation of the Tata Code of Conduct for Prevention of Insider Trading and Code of Corporate Disclosure Practices, or the Insider Trading Code, and to supervise its implementation; and

t.	To note and take on record the status reports, detailing the dealings by designated persons in securities of Tata Motors Limited, as submitted by our compliance officer on a quarterly basis and to provide directions on any penalties for any violations of the Insider Trading Code. Mr. Ramakrishnan, our Group Chief Financial Officer, is the compliance officer under the Insider Trading Code.

During the year, the Committee reviewed key audit findings covering operational, financial and compliance areas. It also reviewed the internal control system in subsidiary companies, status on compliance of its obligations under the Charter and confirmed that it fulfilled its duties and responsibilities. The Committee, through self-assessment, annually evaluates its performance. The Chairman of the Audit Committee briefs the Board members about the significant discussions at Audit Committee meetings. The Audit Committee has also adopted policies for the approval of services to be rendered by our independent statutory auditors, based on a procedure for ensuring such auditor’s independence and objectivity, as well as for the oversight of audit work for streamlining the audit process across our subsidiaries. The Chief Internal Auditor reports to the Audit Committee to ensure independence of the internal audit processes.

The Audit Committee relies on the expertise and knowledge of the management, the internal auditors and the independent statutory auditor in carrying out its oversight responsibilities. It also uses external expertise, if required. The management is responsible for the preparation, presentation and integrity of our financial statements, including consolidated statements, accounting and financial reporting principles. The management is also responsible for internal control over financial reporting, and all procedures are designed to ensure compliance with accounting standards, applicable laws and regulations, as well as to objectively review and evaluate the adequacy, effectiveness and quality of our system of internal control.

Nomination and Remuneration Committee

The Nomination and Remuneration Committee comprises of three independent directors, Dr. Mashelkar, Mr. Nasser Munjee, Mr. O P Bhatt and one Non-Executive Director, Mr. N Chandrasekaran. The Chairman of the Committee is elected on a meeting-to-meeting basis. Mr. Wadia ceased to be the Committee Chairman, consequent to his removal as an Independent Director by the Shareholders at the Extraordinary General Meeting of the Company held on December 22, 2016. Mr. Cyrus Mistry ceased to be a Committee Member, consequent to his resignation as the Non-Executive Chairman and Director of the Company with effect from December 19, 2016. Mr. Bhargava a Member of the Committee retired in accordance with the Company’s Governance Guidelines on Board Effectiveness on March 29, 2017, upon attaining the age of 75 years. Mr. Nasser Munjee and Mr. O P Bhatt were inducted as members of the Committee with effect from March 29, 2017 and May 16, 2017, respectively.

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

Stakeholders Relationship Committee

The Stakeholders Relationship Committee comprises of two independent directors, Mr. Jairath and Ms. Nayar as well as the Chief Executive Officer & Managing Director, Mr. Butschek. The principal functions of the Stakeholders Relationship Committee are the following:

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

Executive Committee of the Board of Directors or ECOB

The ECOB comprises of Mr. N. Chandrasekaran, who was inducted as the Committee Chairman with effect from January 17, 2017, Mr. Munjee, Mr. Pisharody, Mr. Borwankar and Mr. Butschek. Mr. Mistry ceased to be the Committee Chairman upon his resignation on December 19, 2016. Mr. Wadia ceased to be a Member upon his removal at the Extraordinary General Meeting of the Company held on December 22, 2016. Mr. Bhargava ceased to be a Member upon his retirement on March 29, 2017. The Committee reviews and recommends to the Board for due consideration, the revenue and capital expenditure budgets, long-term business strategies and plans, our organizational structure, raising finance, property-related issues, review and sale of investments and the allotment of securities within established limits. The Committee also discusses the matters pertaining to legal cases, acquisitions and divestment, new business forays and donations.

Safety, Health & Environment Committee

The Safety, Health & Environment, or SHE Committee, comprises of Dr. Mashelkar (as Chairman), Mr. Jairath, Mr. Pisharody, Mr. Borwankar and Mr. Butschek. The SHE Committee’s objective is to review our safety, health and environmental practices. The terms of reference of the SHE Committee include the following:

a.	To take a holistic approach to safety, health and environmental matters in decision making;

b.	To provide direction to Tata Motors Group in carrying out its safety, health and environment function;

c.	To frame broad guidelines / policies with regard to safety, health and environment;

d.	To oversee the implementation of these guidelines/policies; and

e.	To review our safety, health and environmental policies, processes and systems periodically and recommend improvements from time to time.

Corporate Social Responsibility Committee

The Corporate Social Responsibility Committee, or CSR Committee, comprises Dr. Mashelkar (as Chairman), Ms. Nayar, Mr. Borwankar and Mr. Butschek. The terms of reference of the CSR Committee are to:

a.	Formulate and recommend to our board of directors a Corporate Social Responsibility Policy which shall indicate the activities to be undertaken by us as specified in Schedule VII of the Companies Act;

b.	Recommend the amount of expenditure to be incurred on the activities referred to in clause a.; and

c.	Monitor our Corporate Social Responsibility Policy from time to time.

Risk Management Committee

The Risk Management Committee, constituted by our board of directors pursuant to the provisions of the Listing Regulations, comprises of four independent directors: Mr. Munjee (as Chairman), Dr. Mashelkar, Mr. Jairath and Ms. Nayar. Pursuant to the Listing Regulations, we have a Risk Management Policy. The Risk Management Committee’s terms of reference are as follows:

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

Executive Committee

The ExCom is comprised of various business functional heads, including Mr. Butschek, Mr. Pisharody, Mr. Borwankar, the president of the PVBU, the Chief Technology Officer, the Group Chief Financial Officer, the Chief Human Resource Officer, the Chief Purchasing Officer, the head of corporate strategy and business transformation and the head of corporate communications. The Executive Committee provides oversight on strategy and key aspects of our business operations.

Apart from the committees described above, our board of directors may also constitute committees of directors with specific terms of reference as it may deem fit.

D. Employees

At Tata Motors, we consider our human capital a critical factor to our success. Under the aegis of Tata Sons and the Tata Sons-promoted entities, we have drawn up a comprehensive human resource strategy, which addresses key aspects of human resource development, such as:

•	A code of conduct and fair business practices;

•	A fair and objective performance management system linked to the performance of the businesses, which identifies and differentiates employees by performance level;

•	Creation of a common pool of talented managers across Tata Sons and the Tata Sons-promoted entities with a view to increasing their mobility through inter-company job rotation;

•	Evolution of performance based compensation packages to attract and retain talent within Tata Sons and the Tata Sons-promoted entities;

•	Development of comprehensive training programs to improve industry- and/or function-specific skills; and

•	Introduction of the annual Employee Pulse Survey to gauge engagement levels of employees followed by action planning to make Tata Motors a more caring and engaging employer.

In line with our human resource strategy, we have implemented various initiatives in order to build better organizational capabilities that we believe will enable us to sustain competitiveness in the global marketplace. Our focus is to attract talent, retain the better and advance the best. Some of the initiatives to meet this objective include:

•	Development of an agile organization through process modification, delayering and structure alignment and increase in customer facing roles;

•	Changed organization structure to empower teams across each product lines, to facilitate product life cycle management and accountability for product profits and losses;

•	Extensive process mapping exercises to benchmark and align the human resource processes with global best practices;

•	Introduction of the Global Delivery Centre to handle all human resources transactional activities with the aim of cost reduction and process standardization;

•	Talent management process redesigned with the stronger emphasis on identifying future leaders;

•	Build strategic partnerships with educational institution of repute to foster academia-based research and provide avenues for our employees to further their educational studies;

•	Extensive brand building initiatives at university campuses to increase recruiting from top-level engineering and management universities;

•	Functional academies setup for functional skills development; and

•	Skill development of our blue-collar workforce to enable them to effectively meet the productivity and quality deliverables.

We employed approximately 80,389 permanent employees as at March 31, 2017, including as part of our Jaguar Land Rover business and joint operations. The average number of flexible (temporary, trainee and contractual) employees for Fiscal 2017 was approximately 38,120 (including joint operations).

The following table sets forth a breakdown of persons employed by our business segments and by geographic location as of the following dates.

Segment	As at March 31,
	2017	2016	2015
	(No. of Employees)
Automotive	71,428	68,089	66,101
Other	8,130	8,509	7,384

Total	79,558	76,598	73,485

	As at March 31,
	2017	2016	2015
Location	(No. of Employees)
India	42,991	42,238	43,313
Outside of India	36,567	34,360	30,172

Total	79,558	76,598	73,485

Training and Development

We are committed to the development of our employees to strengthen their functional and leadership capabilities. We have a focused approach with the objective of addressing all capability gaps and preparing our employees to adapt to fast changing external environment in order to meet our strategic objectives.

To achieve this, we have established the Tata Motors Academy, which addresses development needs of various segments of our workforce through a structured approach. The Tata Motors Academy focuses on three functional pillars – customer excellence, product leadership, and operational excellence – and one pillar on management education, all of which are aligned with our company-level strategic objectives. The emphasis of functional academies is to strengthen knowledge, skills and expertise with an in depth approach, and the emphasis of management education is developing general management skills.

In addition to the Tata Motors Academy, our Learning Advisory Council, which includes senior leaders from different parts of our organization, aims to more closely align our learning and development efforts with our business needs and priorities. The Learning Advisory Council is responsible for designing, implementing and reviewing the learning agenda.

We are now migrating from a trade-based training approach to a process-based training approach, which emphasizes team members’ knowledge as related to their actual work, in addition to the general trade-based skills, which are learned at training institutes. These skills are very specific and not currently taught at the training institutes. To accomplish this, we are implementing a fundamental skills training initiative throughout our organization. Its objective is to address key employee performance issues, such as inconsistent quality, poor craftsmanship, high frequencies of repair reworking and low productivity levels through training of our front-line team members.

Union Wage Settlements

We have labor unions for operative/worker grade employees at all our plants across India, except the Dharwad plant. The labor union at Sanand plant has very recently been registered and the first settlement is done in June 2017. We have generally enjoyed cordial relations with our employees and unions at our factories and offices and have received union support in our implementation of reforms that impact safety, quality, cost erosion and productivity improvements across all locations. Employee wages are paid in accordance with wage agreements that have varying terms (typically three to four years) at different locations. The expiration dates of the wage agreements with respect to various locations/units are as follows:

Location/Unit	Wage Agreement valid until
Pune Commercial Vehicle Business Unit	August 31, 2019
Pune Passenger Vehicle Business Unit	March 31, 2016	#
Jamshedpur	March 31, 2016	#
Mumbai	December 31, 2015	#
Lucknow	March 31, 2017	#
Pantnagar	March 31, 2019
Jaguar Land Rover	October 31, 2017

#	Under negotiation

An amicable settlement was reached at the Pantangar plant in May 2016 and in Pune Commercial Vehicle Business Unit in March 2017. The wage agreements at our Mumbai and Pune Passenger Vehicle Business Unit and Jamshedpur locations have expired and negotiations are underway for the new wage agreements. In the interim, the wages set forth in the previous wage agreements will continue until a new settlement is reached.

Our wage agreements link an employee’s compensation to certain performance criteria, which are based on various factors such as safety, quality, productivity, operating profit and an individual’s performance and discipline. As far as possible, we aim for cost neutral settlements, by achieving the critical performance parameters of the business with total employee involvement. Please see Item 4.B “Information on the Company—Business Overview—Legal Proceedings” for details related to the lawsuit filed by our union employees at TDCV related to wages.

E. Share Ownership

The information required by this item is set forth in Item 6.A “—Directors, Senior Management and Employees” of this annual report on Form 20-F.

Item 7.	Major Shareholders and Related Party Transactions

A. Major Shareholders

We are a widely held, listed company with approximately 530,831 shareholders for Ordinary Shares and 105,815 shareholders for ‘A’ Ordinary Shares on record. To our knowledge, as of June 30, 2017, the following persons beneficially owned 1% or more of 2,887,348,428 Ordinary Shares and 508,502,291 ‘A’ Ordinary Shares outstanding at that time:

Ordinary Shares

Name of Shareholder	Holding	Percentage

Tata Sons Limited and Subsidiaries[1]	998,455,830	34.58
Citibank N.A.[2]	496,135,545	17.18
Life Insurance Corporation of India	149,423,428	5.18
ICICI Prudential Balanced Fund	36,043,606	1.25
Government of Singapore	53,984,956	1.87
ICICI Prudential Life Insurance Company Limited	45,396,054	1.57

‘A’ Ordinary Shares 3

Name of Shareholder	Holding	Percentage

Franklin Templeton Mutual Fund	36,038,579	7.09
HDFC Trustee Company Limited-HDFC Equity Fund	35,151,660	6.91
ICICI Prudential Focused Bluechip Equity Fund	19,474,344	3.83
SBI Magnum Taxgain Scheme	17,716,192	3.48
Reliance Capital Trustee Co Ltd A/C-Reliance Regular Savings Fund	5,699,994	1.12
Government of Singapore	29,508,282	5.80
Franklin Templeton Investment Funds	23,104,706	4.54

Name of Shareholder	Holding	Percentage
Merrill Lynch Markets Singapore Pte. Ltd.	11,969,533	2.35
HSBC Global Investment Funds - Indian Equity	11,243,801	2.21
Abu Dhabi Investment Authority	11,171,760	2.20
Amansa Holdings Private Limited	9,000,000	1.77
Stichting Depositary Apg Emerging Markets Equity Pool	8,909,973	1.75
Monetary Authority of Singapore	8,808,552	1.73
T. Rowe Price New Asia Fund	7,837,596	1.54
Morgan Stanley Mauritius Company Limited	7,771,303	1.53
Nordea Emerging Market Equities Fund	7,676,625	1.51
Eastspring Investments India Equity Open Limited	7,089,217	1.39
Government Pension Fund Global	5,819,768	1.14
Vanguard Emerging Markets Stock Index Fund, Aseries of Vanguard International Equity Inde X Fund	5,319,251	1.05
HDFC Standard Life Insurance Company Limited	5,464,619	1.07

[1]

As of June 30, 2017, the combined Ordinary and ‘A’ Ordinary Shareholding of Tata Sons along with its subsidiaries as on June 30, 2017 was 998,896,475 representing 33.98% of the total voting rights in Tata Motors Limited. Tata Sons’ subsidiaries, Tata Investment Corp Ltd., Tata Industries Ltd. and Simto Investment Company Ltd. hold 10,600,000, 72,203,630 and 59,583 Ordinary Shares of Tata Motors Limited, respectively, and Ewart Investments Limited holds 3,084,542 Ordinary Shares and 440,645 ‘A’ Ordinary Shares of Tata Motors Limited.

[2]	Citibank, N.A., as depositary for our ADSs, was the holder on record at June 30, 2017 of 496,135,545 Ordinary Shares on behalf of the beneficial owners of deposited Shares.
[3]

The ‘A’ Ordinary Shareholders are entitled to receive a dividend for any financial year at five percentage points more than the aggregate rate of dividend declared on Ordinary Shares for that financial year but are entitled to one vote for every ten ‘A’ Ordinary Shares held as per the terms of its issue and our Articles of Association.

Over the last three years, that is from June 30, 2014 to June 30, 2017, the holdings of our largest shareholder, Tata Sons along with its subsidiaries, have increased from 28.65% to 34.58%. The holdings of Tata Steel have decreased from 5.54% as at June 30, 2014 to 0.0035% as at June 30, 2017. The shareholding of Life Insurance Corporation of India Ltd. has increased from 3.73% to 5.18%. The shareholding of Citibank N.A. as depositary for our ADSs and previously, our GDSs, has decreased from 21.25% to 17.18%.

According to our depositary, as at June 30, 2017, we had 69 registered holders of our ADSs with addresses in the United States, whose shareholding represented approximately 0.02% of our outstanding Ordinary Shares as of that date, excluding any of our ADSs held by Cede & Co. as a nominee for the Depository Trust Company. Because some of our ADSs are held through brokers or other nominees, the number of record holders of our ADSs with addresses in the United States may be fewer than the number of beneficial owners of ADSs in the United States. As of June 30, 2017, there were 95 record holders of Ordinary Shares with addresses in the United States, representing 0.00626% of our outstanding Ordinary Shares as of that date, and there were 33 record holders of ‘A’ Ordinary Shares with addresses in the United States, representing 0.01146% of our outstanding ‘A’ Ordinary Shares as of that date.

The total permitted holding of Foreign Institutional Investors, or FIIs, in the Ordinary Share paid-up capital has been increased to 35% by a resolution passed by our shareholders on January 22, 2004 and to 75% of the ‘A’ Ordinary Share paid-up Capital approved by the Reserve Bank of India pursuant to their letter dated October 31, 2013. The FII holding as on June 30, 2017 was approximately 24.28% in Ordinary Shares and 58.65% in ‘A’ Ordinary Shares. See Item 10.D “—Exchange Controls” for further details.

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

The following table summarizes related party transactions and balances included in our consolidated financial statements included elsewhere in this annual report on Form 20-F for the year ended and as at March 31, 2017:

	With associates and their subsidiaries	With joint Operations	With joint ventures	With Tata Sons and its subsidiaries and joint ventures	Notes
	(Rs. in millions)
Purchase of products	20,585	22,758	213	668	(Note a	)
Sale of products	2,505	3,237	49,835	4,615
Services received	110	1	10,886	19,702	(Note b	)
Services rendered	166	161	7,719	1,301
Acceptances	—	—	—	32,028	(Note c	)
Purchase of property, plant and equipment	138	—	—	1
Interest income	5	78	—	29	(Note d	)
Interest expenses	56	2	—	305
Dividend income	162	45	5,944	4
Dividend paid	—	—	—	370
Amount receivable in respect of loans and interest thereon	—	—	—	93	(Note d	)
Amount payable in respect of loans and interest thereon	560	—	—	1,056
Loans given	—	—	—	303	(Note e(ii))
Loans given, repaid	—	1,325	—	603
Loans taken	3,290	—	—	5,896
Loans repaid by us	3,000	—	—	6,270

Notes:

The details of major items are as follows:

a.	During Fiscal 2017, we purchased from our associates and joint operations various vehicle components, assemblies, aggregates and spares, among other inputs, totaling Rs.43,343 million. For the period from April 1, 2017 through June 30, 2017, our purchases were Rs.8,682 million from these associates and joint operations. These purchases have been made at fair market price determined in accordance with arm’s-length commercial terms.

b.	i)	The services received from Tata Sons include those for which brand subscription fees were paid pursuant to an agreement with them, under which Tata Motors Limited and certain of its subsidiaries have agreed to pay an annual subscription fee for participation and gain from promotion and protection of the Tata brand identity. Please see Exhibit 4.1 of this annual report on Form 20-F for our Tata Brand Equity & Business Promotion Agreement. The annual subscription fee is equal to 0.15%-0.25% of annual net income (defined as net revenues exclusive of excise duties and other governmental taxes and non-operating income), subject to a ceiling of 5% of annual profit before tax, based on Tata Motors Limited’s standalone financial statements prepared in accordance with IndAS.

	ii)	We also received other business support services from subsidiaries of Tata Sons for call center and transaction processing work for Tata Motors Limited and some of its subsidiaries. These services are in the normal course of business and the transaction prices represent fair market price of the consideration, and other terms have been based on the normal commercial terms.

	iii)	We received IT-related services from one of the subsidiaries of Tata Sons, TCS, for integrated IT service relating to IT infrastructure for Tata Motors Limited, Jaguar Land Rover and other subsidiary companies. The contract was finalized after evaluation of competitive bids from TCS and other IT service provider. These services are in the normal course of business and the transaction prices represent fair market price of the consideration, and other terms have been based on the normal commercial terms.

	iv)	We received services from one of our joint ventures, Spark 44, for global advertising and marketing services for the Jaguar and Land Rover brands. These services are provided in the normal course of business, and transaction prices represent fair market price for such services.

c.	During Fiscal 2017, we have paid discounting charges for invoice discounting facility availed by vendors, with one of the subsidiary of Tata Sons. These services are in the normal course of business and the transaction price (discounting charges) represents fair market price, considering commercial and market terms.

d.	As at March 31, 2016, the subordinated loan to a joint operation (including interest) was Rs.1,918 million. The loan was subordinated to other borrowings of the joint operation. The interest in respect of loans was Rs.78 million in Fiscal 2016. The loan had been utilized by the joint operation for meeting capital expenditure requirements. The loan was repaid in Fiscal 2017.

e.	i)	As at March 31, 2016, we held optionally convertible preference shares, or OCPS, of Rs.1,600 million, of an equity accounted investee Tata Hitachi Construction Co. Pvt. Ltd., at an interest rate of 9%. These OCPS were from the rights offered by the equity accounted investee to existing equity shareholders at a ratio of 4 OCPS for every 10 equity shares. These OCPS are redeemable at par or may be converted into equity shares of equity accounted investee at fair value after a period of seven years. In Fiscal 2017, we converted these OCPS into equity shares at fair value.

	ii)	During Fiscal 2017, we have given inter-corporate deposits amounting to Rs.300 million to certain subsidiaries of Tata Sons.

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

Dividend Policy

The Company may declare and pay a dividend out of profits for the year or previous financial year(s) as stated in the statutory financial statements of Tata Motors Limited, on a standalone basis, prepared in accordance with Indian GAAP/IndAS, after providing for depreciation in accordance with the provisions of Schedule II to the Companies Act. However, in the absence or inadequacy of said profits, it may declare dividend out of its free reserves, subject to certain conditions as prescribed under the Companies Act and the Companies (Declaration and Payment of Dividend) Rules, 2014. Based on the net income available for appropriation, dividends are recommended by our board of directors for approval by the shareholders at our annual general meeting. Furthermore, our board of directors may also pay an interim dividend at its discretion. The ‘A’ Ordinary Shareholders are entitled to receive a dividend for any financial year at five percentage points more than the aggregate rate of dividend declared on Ordinary Shares for that financial year.

The Company, in accordance with SEBI Notification dated July 8, 2016, formulated a Dividend Distribution Policy, which was adopted by the board of directors at their meeting held on March 30, 2017. A copy of the Dividend Distribution Policy is available at http://www.tatamotors.com/investors/pdf/dividend-distribution-policy.pdf, which website does not form part of this annual report on Form 20-F.

For Fiscal 2017, after considering overall performance and results, and in accordance with the Companies (Declaration and Payment of Dividends) Rules, 2014 and our Dividend Distribution Policy, the Board of Directors has recommended that no dividend be paid to our shareholders. Since Fiscal 1956, we have made dividend distributions in each Fiscal year except for Fiscal 2001, 2002, 2015 and 2017.

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

B. Plan of Distribution

Not applicable.

C. Markets

Ordinary Shares and ADSs

	National Stock Exchange of India Limited or NSE			BSE Limited or BSE			NYSE
	Closing Price per Ordinary Share			Closing Price per Ordinary Share			Closing Price per ADS
	Period High	Period Low		Period High	Period Low		Period High	Period Low
	(Rs. per Share)		Average Daily Trading Volume (in ‘000)	(Rs. per Share)		Average Daily Trading Volume (in ‘000)	(US$ per ADS)		Average Daily Trading Volume (in ‘000)
Fiscal
2017	588.70	370.50	8,057.47	589.35	370.50	702.99	44.29	27.71	1,337.77
2016	568.15	276.35	8,498.88	567.55	275.65	983.24	46.35	20.56	1,859.87
2015	598.13	398.87	5,274.10	605.10	403.00	416.51	50.89	35.61	1,277.24
2014	416.95	255.20	7,227.83	417.05	255.30	820.41	35.41	22.25	495.69
2013	333.70	205.10	10,275.70	333.40	204.85	1,321.40	30.74	18.94	562.27
Fiscal
2017
1st Quarter	487.95	370.50	10,923.96	488.00	370.50	815.44	36.79	27.71	1,570.80
2nd Quarter	588.70	455.15	7,304.68	589.35	455.25	870.63	44.29	33.97	1,311.71
3rd Quarter	565.70	432.90	7,412.43	565.70	433.05	536.47	42.18	32.00	1,059.33
4th Quarter	548.90	436.45	6,588.79	548.00	436.55	592.10	40.12	32.39	1,407.04
Fiscal
2016
1st Quarter	568.15	421.80	6,019.95	567.55	421.60	568.99	46.35	34.01	1,733.49
2nd Quarter	444.40	285.00	8,813.84	444.80	285.25	1,728.75	34.56	21.73	2,377.88
3rd Quarter	424.40	297.75	9,048.54	423.35	297.00	706.21	31.57	22.33	1,612.05
4th Quarter	401.90	276.35	10,097.69	401.65	275.65	892.30	29.05	20.56	1,706.91
Month
March 2017	480.95	449.45	6,098.45	480.40	449.10	549.91	36.70	33.84	1,542.56

	National Stock Exchange of India Limited or NSE			BSE Limited or BSE			NYSE
	Closing Price per Ordinary Share			Closing Price per Ordinary Share			Closing Price per ADS
	Period High	Period Low		Period High	Period Low		Period High	Period Low
	(Rs. per Share)		Average Daily Trading Volume (in ‘000)	(Rs. per Share)		Average Daily Trading Volume (in ‘000)	(US$ per ADS)		Average Daily Trading Volume (in ‘000)
February 2017	542.25	436.45	8,621.66	541.70	436.55	762.16	39.58	32.39	1,720.29
January 2017	548.90	481.10	5,263.22	548.00	481.25	482.43	40.12	35.52	953.61
December 2016	473.15	432.90	8,252.24	472.80	433.05	467.24	35.04	32.00	794.22
November 2016	540.20	452.35	8,089.45	540.20	453.05	645.64	40.31	32.73	1,484.73
October 2016	565.70	522.00	5,691.73	565.70	521.85	498.00	42.18	38.90	899.04

Notes:

On July 27, 2017 the reported closing price of our Shares on the BSE and NSE was Rs.445.65 per Share and Rs.445.40 per Share, respectively. On July 27, 2017 the ADS closing price on the NYSE was US$34.49 per ADS.

‘A’ Ordinary Shares

	NSE			BSE
	Closing Price per ‘A’ Ordinary Share			Closing Price per ‘A’ Ordinary Share
	Period High	Period Low		Period High	Period Low
	(Rs. Per Share)		Avg. Daily Trading Volume (in ‘000)	(Rs. Per Share)		Avg. Daily Trading Volume (in ‘000)
Fiscal
2017	373.50	259.90	2,123.26	373.35	260.10	228.43
2016	354.65	206.85	2,598.08	354.40	206.60	177.89
2015	383.98	209.06	2,570.50	388.25	211.20	179.78
2014	208.10	124.50	1,943.08	207.95	124.55	145.12
2013	187.60	117.05	2,922.63	187.10	117.65	358.41
Fiscal
2017
1st Quarter	324.70	259.90	2,655.57	323.85	260.10	318.03
2nd Quarter	373.75	290.95	1,883.75	373.35	291.25	263.74
3rd Quarter	366.15	285.30	1,797.29	365.45	285.55	107.77
4th Quarter	344.74	268.30	2,156.43	343.30	268.15	226.13
Fiscal
2016
1st Quarter	354.65	260.60	1,892.01	354.40	261.20	110.50
2nd Quarter	267.85	206.85	3,169.01	268.05	206.60	292.61
3rd Quarter	299.75	218.60	3,095.11	299.65	218.30	170.12
4th Quarter	296.60	214.80	2,208.10	296.95	214.45	132.71
Month
March 2017	292.85	274.55	2,477.22	292.40	274.60	396.95
February 2017	344.75	268.30	2,769.61	343.30	268.15	164.89
January 2017	341.85	308.40	1,265.59	341.75	307.95	102.61
December 2016	304.60	287.75	1,363.53	304.10	287.05	58.94
November 2016	348.55	285.30	2,404.26	348.45	285.55	122.42
October 2016	366.15	338.80	1,628.70	365.45	338.75	146.08

Notes:

On July 27, 2017, the reported closing price of our ‘A’ Ordinary Shares on the BSE and NSE was Rs.262.20 per Share and Rs.262.30 per Share, respectively.

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

Authorized and Issued Share Capital

Our authorized share capital is Rs.39 billion divided into:

•

3.5 billion Ordinary Shares of par value Rs.2 each, of which 2,887,843,046 is issued, 2,887,347,858 is subscribed and fully paid, 494,618 are issued but held in abeyance and 570 are issued but partially paid-up as of the date of this annual report on Form 20-F;

•

1 billion ‘A’ Ordinary Shares of par value Rs.2 each, of which 508,736,110 is issued, 508,502,291 is subscribed and fully paid and 233,819 are issued but held in abeyance as of the date of this annual report on Form 20-F; and

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

In addition, under the Companies Act, every listed company in India is required to appoint at least one female director on the board of directors of the company. We are in compliance with this requirement as of the date of this annual report on Form 20-F.

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

The Company, in accordance with SEBI Notification dated July 8, 2016, formulated a Dividend Distribution Policy, which was adopted by the board of directors at their meeting held on March 30, 2017. A copy of the Dividend Distribution Policy is available at http://www.tatamotors.com/investors/pdf/dividend-distribution-policy.pdf, which website does not form part of this annual report on Form 20-F.

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

Under the provisions of the Listing Regulations, listed companies in India are required to provide their shareholders with the facility to exercise their right to vote by electronic means either at a general meeting of the company or by means of a postal ballot in accordance with the prescribed procedure under the Companies Act. Furthermore, pursuant to the Companies Act, any company having not less than 1,000 shareholders shall provide its members with facilities to exercise their rights at general meetings by electronic means. Accordingly, we provide such electronic voting facilities to all of our shareholders.

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

Annual Report and Financial Results

Our IndAS audited financial statements for the relevant fiscal year, the directors’ report and the auditors’ report, which are collectively referred to hereafter as the Indian Annual Report, must be prepared before the annual general meeting. The Indian Annual Report also includes other financial information, a corporate governance section, a management discussion and analysis report, and general shareholders’ information and is made available for inspection at our registered office during normal working hours for 21 days prior to our annual general meeting.

Under the Companies Act, we are required to file an annual general meeting report with the Registrar of Companies within 30 days from the date of the annual general meeting. As required under the Listing Regulations, copies of the annual general meeting report are required to be simultaneously sent to all the stock exchanges on which our shares are listed. The annual general meeting report details shall include, among other things, the number of shareholders attending the meeting, the business that was transacted, the time and location of the meeting, a confirmation of quorum and a summary of the proceedings of the meeting. We must also publish our financial results in at least one national English language daily newspaper in India, one newspaper published in the language of the region where our registered office is situated, as well as on our website.

We submit information, including our Indian annual report and half-yearly financial statements, in accordance with the requirements prescribed under the Listing Regulations.

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

Our Shares are freely transferable, subject only to the provisions of the Companies Act under which, if a transfer of securities is in contravention of any of the provisions of the Securities Contracts (Regulation) Act, 1956, the Securities and Exchange Board of India Act, 1992 or the Companies Act or any other law for the time being in force, the Company Law Board, or CLB, may, on an application made by the depository, company, depository participant, the holder of the securities or the SEBI, direct any company or a depository to set right the contravention and rectify its register or records concerned. The National Company Law Tribunal, or NCLT, was constituted with effect from June 1, 2016. By virtue of Section 466(1) of Companies Act, 2013, the CLB stands dissolved, and accordingly all functions and powers of the CLB have been transferred to the NCLT. If a company without sufficient cause refuses to register a transfer of Shares within one month from the date on which the instrument of transfer is delivered to the company, the transferee may appeal to the NCLT seeking to register the transfer of Shares. The NCLT may, after hearing the parties, either dismiss the appeal, or by order, direct that the transfer or transmission shall be registered by the company and the company shall comply with such order within a period of ten days of the receipt of the order; or direct rectification of the register and also direct the company to pay damages, if any, sustained by any party aggrieved.

Pursuant to the Listing Regulations, in the event we have not effected the transfer of Shares within 15 days or where we have failed to communicate to the transferee any valid objection to the transfer within the stipulated time period of 15 days, we are required to compensate the aggrieved party for the opportunity loss caused during the period of the delay.

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

Foreign Direct Investment

The Government of India, pursuant to its liberalization policy, introduced FEMA which along with the rules, regulations and notifications issued thereunder, regulates all foreign direct investment into India. Foreign Direct Investment, or FDI, means investment by way of subscription and/or purchase of securities of an Indian company by a non-resident investor. Regulatory approval is required for investment in some sectors, including housing, petroleum (other than refining), defense and strategic industries. Also, the following investments would require prior regulatory permission:

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

Subject to certain exceptions, FDI and investment by non-resident Indians in Indian companies do not require the prior approval of the Government of India (acting through the concerned ministries or departments, in consultation with the DIPP, Ministry of Commerce and Industry) or the RBI. The Government of India has indicated that in all cases where FDI is allowed under the automatic route pursuant to the FDI policy, the RBI would continue to be the primary agency for the purposes of monitoring and regulating foreign investment. In cases where the approval of the Government of India is obtained, no approval of the RBI is required. In both cases, the prescribed applicable norms with respect to determining the price at which the shares may be issued by the Indian company to the non-resident investor would need to be complied with and a declaration in the prescribed form, detailing the foreign investment, must be filed with the RBI once the foreign investment is made in the Indian company. The foregoing description applies only to an issuance of shares by, and not to a transfer of shares of, Indian companies.

Pricing

Under the requirements of the Consolidated FDI Policy of 2016, or the FDI Policy, which came into effect on June 7, 2016, the price of shares of a listed Indian company issued to non-residents on an automatic basis cannot be less than the price worked out in accordance with the guidelines issued by the SEBI for the preferential allotment of shares where the shares of such company are listed.

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

FPIs are permitted to purchase shares and convertible debentures, subject to limits, of an Indian company either through:

•	A public offer, where the price of the shares to be issued is not less than the price at which the shares are issued to Indian residents, or

•	A private placement, where the price of the shares to be issued is not less than the price according to the terms of the relevant guidelines or the guidelines issued by SEBI.

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

With regard to United States tax, the following discussion addresses only the material U.S. federal income tax consequences for persons that are “U.S. holders”. You are a U.S. holder if you are a beneficial owner of Shares or ADSs and you are, for U.S. federal income tax purposes:

•	An individual citizen or resident of the United States;

•	A corporation, or other entity taxable as a corporation, created or organized in or under the laws of the United States, any state therein or the District of Columbia;

•	An estate whose income is subject to U.S. federal income tax regardless of its source; or

•

A trust if (i) a U.S. court can exercise primary supervision over the trust’s administration and one or more U.S. persons are authorized to control all substantial decisions of the trust, or (ii) it has a valid election in effect under applicable Treasury Regulations to be treated as a U.S. person.

With regard to Indian tax, the following discussion addresses only the tax consequences for persons that are “non-residents” of India, as defined in the Indian Income Tax Act of 1961, as amended by the Finance Act, 2017, or the Income Tax Act, and is based on the provisions of Section 115AC and other applicable provisions of the Income Tax Act and the Depository Receipts Scheme 2014, or the 2014 Scheme, which has replaced the Issue of Foreign Currency Convertible Bonds and Ordinary Shares (Through Depository Receipt Mechanism) Scheme, 1993 promulgated by the Government of India.

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

Indian Taxation

Dividends paid to you will not be subject to Indian tax. However, we have to pay a “dividend distribution tax” under section 115-0 of the Income-tax Act, currently at the effective rate of 20.36% (inclusive of applicable surcharge and cess) on the amount of dividend paid out. Further, in the case of a person (other than a domestic company and certain specified trust or institutions) who is a resident in India as per the Income Tax Act, income by way of dividends from domestic companies that exceed Rs.1,000,000 in the aggregate, shall be subject to income tax at 10% per annum, per Section 115BBDA of the Income Tax Act. For taxation of such dividend, the aggregate amount in excess of Rs.1,000,000 shall be subject to income tax without any deduction with respect to any expenditure or allowance or set off of loss.

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

Taxation of Capital Gains and Losses

Indian Taxation

Capital Gains

If you are a non-resident of India, any gain realized by you on the sale of ADSs to another non-resident and any gain on conversion of ADS into shares, as per Section 47 of the Income Tax Act will not be subject to Indian capital gains tax under Section 115AC and other applicable provisions of the Income Tax Act.

Capital gains realized by you on the transfer of Shares (including Shares received in exchange of the ADSs) whether in India or outside India to a non-resident of India or Indian resident, will be liable for income tax under the provisions of the Income Tax Act.

Shares (including Shares issuable on the exchange of the ADSs) held by you for a period of more than 12 months will be treated as long-term capital assets and the capital gains arising on the sale thereof will be treated as long-term capital gains. If the Shares are held by you for a period of 12 months or less, such Shares will be treated as short-term capital assets and the capital gains arising on the sale thereof will be treated as short-term capital gains. A non-resident holder’s holding period (for purposes of determining the applicable Indian capital gains tax rate) in respect of Shares received in an exchange or redemption for ADSs commences on the date on which the request for such redemption is made.

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

Gain realized by you on the sale of listed Shares held for more than 12 months will not be subject to Indian capital gains tax if the Securities Transaction Tax, or STT, has been paid on the transaction and at the time of acquisition subject to exemption provided as per notification dated June 5, 2017. The STT will be levied on and collected by the BSE or NSE, as applicable, on which shares are sold at the rate of 0.025% to 0.1% depending upon the nature of the transaction.

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

Indian Tax Treaties

The provisions of the tax treaty entered into by India and the country of your residence will be applicable to the extent they are more beneficial to you. There is a Double Tax Avoidance Agreement between the United States and India. The Government of India has introduced a provision related to General Anti Avoidance Rules, or GAAR, under which certain arrangements could be declared to be an impermissible avoidance arrangement. The consequences of such arrangements include denial of a tax benefit or benefit under tax treaty. As per the Income Tax Act, the GAAR provisions are applicable from the Government of India’s fiscal year 2018. The Income Tax Rules in this regard have been amended, and accordingly, investments made prior to April 1, 2017 are exempt from these GAAR provisions. Further, it has been clarified by amendment to the rules that GAAR provisions would apply to any arrangement (irrespective of the date on which such arrangement has been entered into) in respect of which tax benefit has been obtained on or after April 1, 2017. Also, the Government of India has introduced a provision by which you would not be entitled to claim any relief under the tax treaty unless a tax residency certificate is obtained by you from the government of the country of which you are resident. Furthermore, you shall be required to provide such other required information as has been publicly stated by the Government of India.

Dividend income will not be subject to tax in India in your hands. If any Shares are held by you following withdrawal thereof from the depository under the deposit agreement, the provisions of a tax treaty, if any, entered into by India and the country of which you are resident will be applicable to determine the taxation of any capital gain arising from a transfer of such Shares.

Under the 1993 Scheme, during the period of fiduciary ownership of Shares in the hands of the depository, the provisions of the tax treaty entered into by India and the country of residence of the depository will be applicable to determine the taxation of any capital gains in respect of ADSs.

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

Indian Goods and Services Tax

Brokerage or commission fees paid to stockbrokers in India in connection with the sale or purchase of Shares are now subject to an Indian Goods and Services tax of 18% effective July 1, 2017. A stockbroker is responsible for collecting such goods and services tax at such rate and for paying the same to the relevant authority.

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

Fees and Other Payments Made by the Depositary to us

In Fiscal 2017, we have received US$ 2,354,590.35 from the depositary for standard out-of-pocket maintenance costs of our ADS program, including, but not limited to, continuing annual stock exchange listing fees, special investor promotion activities, issue-related expenses, cost for preparing and audit of IFRS accounts, legal and accounting fees associated with listing on the New York Stock Exchange, miscellaneous expenses such as costs associated with votes by ADS holders and payments made to proxy firms.

PART II

Item 13.	Defaults, Dividend Arrearages and Delinquencies

None.

Item 14.	Material Modifications to the Rights of Security Holders and Use of Proceeds

None.

Item 15.	Controls and Procedures

Disclosure Controls and Procedures

We performed an evaluation of the effectiveness of the design and operation of disclosure controls and procedures as at March 31, 2017. Based on this evaluation, our management concluded that our disclosure controls and procedures, as defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934, as amended, or the Exchange Act, were effective as at March 31, 2017.

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

Our management conducted an assessment of the effectiveness of our internal control over financial reporting based on the framework established in Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this assessment, management has determined that our internal control over financial reporting as at March 31, 2017 is effective.

Due to its inherent limitations, however, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions or that the degree of compliance with the policies or procedures may deteriorate.

The attestation report of Deloitte Haskins & Sells LLP, an independent registered public accounting firm, on the effectiveness of our internal control over financial reporting as at March 31, 2017, is included in our consolidated financial statements, beginning on page F-3 of this annual report on Form 20-F.

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

In August 2004, our Audit Committee adopted a Whistle Blower Policy, or the Policy, which provides a formal mechanism for all our directors and employees to approach our management (or the Audit Committee in cases where the concern involves the senior management) and make protected disclosures to management about unethical behavior, actual or suspected fraud or violations of the Code or our ethics policies. The Policy was updated on May 29, 2014, pursuant to the provisions of the Companies Act. The Policy is an extension of the Code, which requires every employee to promptly report to management any actual or possible violation of the Code or an event such director or employee becomes aware of that could affect our business or reputation. The disclosures reported are addressed in the manner and within the time frames prescribed in the Policy. The Policy is available on our website, at http://www.tatamotors.com/investors/pdf/whistle-blower-policy.pdf.

The information contained on our websites does not constitute a part of this annual report on Form 20-F.

Item 16C.	Principal Accountant Fees and Services

Our financial statements, prepared in accordance with IFRS, are audited by Deloitte Haskins & Sells LLP, or DHS, a firm registered with the Public Company Accounting Oversight Board in the United States and which is also registered with the Institute of Chartered Accountants of India.

DHS has served as our independent public accountant for each of the years ended March 31, 2017 and 2016, for which audited financial statements appear in this annual report on Form 20-F. The following table presents the aggregate fees for professional services and other services rendered by DHS and the various member firms of Deloitte to us, including some of our subsidiaries in Fiscal 2017 and 2016.

	Year ended March 31,
	2017	2017	2016
	US$ in million	Rs. in million
Audit Fees	9.1	592.8	720.3	Audit and review of financial statements
Tax Fees	0.4	27.0	15.4	Tax audit, certification of foreign remittances and tax advisory services
All Other Fees	0.6	40.7	28.4	Other certifications and advisory services

Total	10.1	660.5	764.2

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

•

The pre-approval is not required where the fees proposed to be paid for the non-audit services do not exceed 5% of the total amount of fees paid by us to our independent accountants and their member firms during the Fiscal year, provided that such services were not recognized as non-audit services at the time of the engagement of services. Such services are also brought to the attention of the Audit Committee at the next meeting. However, in Fiscal 2017 and 2016, we obtained pre-approval for all services rendered by our independent accountant and fees from the Audit Committee.

Item 16D.	Exemptions from the Listing Standards for Audit Committees

Not applicable.

Item 16E.	Purchases of Equity Securities by the Issuer and Affiliated Purchasers

None.

Item 16F.	Change in Registrant’s Certifying Accountant

Pursuant to Section 139(2) of the Companies Act of India, 2013 (the “Companies Act”), as an Indian-listed company, TML is required to mandatorily replace its auditor once the auditor has served in this capacity for a consecutive period of ten or more years. Further, each Indian company is required to comply with this provision within three years from the date of commencement of the Companies Act. The requirement comes into effect with respect to TML on April 1, 2017. Deloitte Haskins & Sells LLP (“Deloitte”), the current auditor of TML, has served as TML’s auditor for a period of 11 years. Consequently, in order to ensure compliance with applicable Indian regulations, the audit committee and board of directors of TML have proposed to change the auditor of TML for the audit period commencing on April 1, 2017.

The audit committee and board of directors of TML, at meetings on April 18, 2017, and May 23, 2017, respectively, discussed and approved the appointment of B S R & Co. LLP (“BSR”) as the successor auditor for TML and its subsidiaries for the audit period commencing April 1, 2017. BSR is an Indian limited liability partnership, with access to KPMG International’s knowledge, databases and methodologies, and also qualifies for referral practice by other member firms. While BSR will audit financial statements of TML and its subsidiaries prepared in accordance with IndAS, KPMG (“KPMG”), an Indian partnership firm, will audit financial statements of TML and its subsidiaries prepared in accordance with IFRS, and will therefore be the successor auditor for TML and its subsidiaries for Exchange Act reporting purposes.

Deloitte will continue as the statutory auditor for the quarter ended June 30, 2017 for financial statements prepared in accordance with IndAS. In accordance with the Companies Act, Deloitte’s engagement period will terminate at TML’s next Annual General Meeting scheduled on August 22, 2017. For purposes of Indian law, BSR’s engagement period will commence immediately upon the termination of Deloitte’s engagement. However, for purposes of applicable U.S. securities laws and regulations, Deloitte’s engagement will cease upon filing of this annual report on Form 20-F, and KPMG’s engagement period commenced as of April 1, 2017.

During the years ended March 31, 2017 and 2016, and through July 28, 2017, there were no disagreements with Deloitte on any matter of accounting principles or practices, financial statement disclosures, or auditing scope or procedure, which such disagreements, if not resolved to the satisfaction of Deloitte, would have caused Deloitte to make reference thereto in its reports on the financial statements of TML for such years.

For the preceding two fiscal years ended March 31, 2017 and 2016, and through July 28, 2017, there were no “reportable events” as that term is described in paragraphs (A) through (D) of Item 16F(a)(1)(v) of Form 20-F.

TML provided Deloitte with a copy of the disclosure it is making in this annual report on Form 20-F, and requested that Deloitte furnish TML with a letter addressed to the SEC, as contemplated under Item 16F(a)(3) of Form 20-F, stating whether Deloitte agrees with the statements made by TML in this annual report on Form 20-F, and if not, the respects in which Deloitte does not agree. A copy of Deloitte’s letter to the SEC dated July 28, 2017 is attached as Exhibit 15.2 to this annual report on Form 20-F

During the fiscal years ended March 31, 2017 and 2016, neither TML, nor anyone on its behalf, consulted KPMG regarding either (i) the application of accounting principles to a specified transaction, either completed or proposed, or the type of audit opinion that might be rendered with respect to the financial statements of TML, and neither a written report was provided to TML or oral advice was provided that KPMG concluded was an important factor considered by TML in reaching a decision as to the accounting, auditing or financial reporting issue or (ii) any matter that was either the subject of a “disagreement,” as that term is defined in Item 16F(a)(1)(iv) of Form 20-F and the related instructions to Item 16F of Form 20-F, or a “reportable event,” as that term is described in Item 16F(a)(1)(v) of Form 20-F.

TML has provided KPMG an opportunity to review and comment on the disclosures in this Item 16F. Further to such review, KPMG has not provided TML with any letter addressed to the SEC containing new information, clarifying the views expressed herein, or indicating any disagreements with the information in this Item 16F.

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

We constantly strive to evolve and follow up on our corporate governance guidelines and best practices. Our purpose has always been transparency, long term shareholder value and respect for the minority shareholders. We disclose timely and accurate information regarding our operations and performance.

During the second half of Fiscal 2017, we witnessed leadership change at Tata Sons, our promoter. During this period, there were allegations made regarding our ethics and governance. Clarifications were also sought by our Indian regulators with respect to certain of our business decisions and governance processes. We would like to categorically deny the references, and would like to impress upon you that we have robust systems and processes in place to ensure compliance with all regulatory requirements. Our board of directors exercises its independence, both in letter and in spirt. Our board of directors has always acted in our best interest and will continue to do so.

Our board of directors closely monitored the events during this period, including any allegations made. Our Audit Committee reviewed all the issues that arose, including correspondence between us and our Indian regulators on the issues raised in the representations made by Mr. Cyrus P. Mistry and Mr. Nusli Wadia pursuant to Section 169 of the Companies Act and allegations made in this regard in the proceedings before the National Company Law Tribunal initiated against our promoter. We filed responses with our Indian regulators denying all such allegations, and reiterated that we are in compliance with governance processes and requirements in all such cases. Our Audit Committee reviewed the various compliances and disclosures, the rigor applied when strategic decisions were taken and our detailed responses to our Indian regulators denying such allegations. After due deliberations with relevant officials and review of relevant documents, and on the basis of a detailed review of these by a reputed independent legal counsel, the Audit Committee expressed its confirmation of our responses to our Indian regulators. It follows that the aforesaid allegations against us and our governance were incorrect, and such statements were made without exercising proper care.

This section on corporate governance as well as other relevant sections of this annual report on Form 20-F provide further details pertaining to our corporate governance mechanisms.

As on the date of this annual report on Form 20-F, there have been no further clarifications sought by our Indian regulators.

Independent directors

Our board of directors has determined the independence of its directors pursuant to applicable Indian listing requirements. As on June 30, 2017, five directors of our board of directors are independent directors pursuant to such requirements. Under such requirements, a non-executive director is considered independent if he/she:

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

Schedule 1

Tata Motors Limited (“Parent Company”) – condensed financial information as at March 31, 2017 and 2016 and for the years ended March 31, 2017, 2016 and 2015 on page F-95 of this annual report on Form 20-F.

Item 19.	Exhibits

Exhibit Number	Description

1.1	Our Certificate of Incorporation.[3]

1.2	Our Memorandum and Articles of Association[4]; Capital Clause as amended.[5]

2.2	Form of Amended and Restated Deposit Agreement among Tata Motors Limited, Citibank, N.A., as Depositary and the holders and beneficial owners of American Depositary Shares issued thereunder, including the form of American Depositary Receipt[2]; Amendment No. 1 thereto, dated December 16, 2009.[5]

4.1	Tata Brand Equity & Business Promotion Agreement, dated December 18, 1998, between Tata Sons Limited and Tata Engineering and Locomotive Company Limited (now Tata Motors Limited).[1]

4.2	Appointment Agreement entered into with the CEO and Managing Director – Mr. Guenter Butschek [6]

7.1	Computation of Net Debt to Shareholders’ Equity Ratio.[7]

8.1	List of our Subsidiaries.[7]

11.1	Tata Code of Conduct 2015.[6]

12.1	Certification of the Principal Executive Officer required by Rule 13a – 14(a).[7]

12.2	Certification of the Principal Financial Officer required by Rule 13a – 14(a).[7]

13.1	Certification of the Chief Executive Officer and Chief Financial Officer required by Rule 13a – 14(b) and Section 1350 of Chapter 63 of Title 18 of the United States Code. [7]

15.1	Consent of Independent Registered Public Accounting Firm.[7]

15.2	Letter of Deloitte Haskins & Sells LLP addressed to the SEC [7]

We have not included as exhibits certain instruments with respect to our long-term debt, the amount of debt authorized under each of which does not exceed 10% of our total assets, and we agree to furnish a copy of any such instrument to the Securities Exchange Commission upon request.

[1]	Incorporated by reference to our Registration Statement on Form 20-F File No. 001-32294 filed on September 15, 2004.
[2]	Incorporated by reference to our Registration Statement on Form F-6 File No 333-119066 filed on September 16, 2004.
[3]	Incorporated by reference to our annual report on Form 20-F File No. 001-32294 filed on September 27, 2005.
[4]	Incorporated by reference to our annual report on Form 20-F File No. 001-32294 filed on September 28, 2008.
[5]	Incorporated by reference to our annual report on Form 20-F File No. 001-32294 filed on July 31, 2012.
[6]	Incorporated by reference to our annual report on Form 20-F File No. 001-32294 filed on July 28, 2016.
[7]	Filed with this annual report on Form 20-F.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

July 28, 2017

TATA MOTORS LIMITED

By	/s/ Guenter Butschek
Name:	Guenter Butschek
Title:	CEO & Managing Director

By	/s/ C. Ramakrishnan
Name:	C. Ramakrishnan
Title:	Tata Motors’ Group Chief Financial Officer

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

Page
Consolidated Financial Statements of Tata Motors Limited and subsidiaries :

Reports of independent registered public accounting firm	F-2-F-3
Consolidated balance sheets as of March 31, 2017 and 2016	F-4
Consolidated income statements for the years ended March 31, 2017, 2016 and 2015	F-5
Consolidated statements of comprehensive income for the years ended March 31, 2017, 2016 and 2015	F-6
Consolidated statements of cash flows for the years ended March 31, 2017, 2016 and 2015	F-7
Consolidated statements of changes in equity for the years ended March 31, 2017, 2016 and 2015	F-9
Notes to consolidated financial statements	F-12
Schedule 1 - Tata Motors Limited (“Parent Company”) – Condensed financial information as at March 31, 2017 and 2016 and for the years ended March 31, 2017, 2016 and 2015	F-96

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Board of Directors of

Tata Motors Limited

Mumbai, India

We have audited the accompanying consolidated balance sheets of Tata Motors Limited and its subsidiaries (the “Company” or “Tata Motors”) as of March 31, 2017 and 2016, and the related consolidated income statements, statements of comprehensive income, statements of cash flows, and statements of changes in equity for each of the three years in the period ended March 31, 2017. Our audits also included the financial statement schedule included as Schedule 1 at Item 18. These consolidated financial statements and financial statement schedule are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements and financial statement schedule based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Tata Motors Limited and its subsidiaries as of March 31, 2017 and 2016, and the results of their operations and their cash flows for each of the three years in the period ended March 31, 2017, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board. Also, in our opinion, such financial statement schedule, when considered in relation to the basic consolidated financial statements taken as a whole, present fairly, in all material respects, the information set forth therein.

As discussed in Note 2 (u) to the consolidated financial statements, the Company has elected to change the presentation of foreign exchange (gains)/losses relating to cash flow hedges in the consolidated income statements in each of the three years in the period ended March 31, 2017.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company’s internal control over financial reporting as of March 31, 2017, based on the criteria established in Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated July 28, 2017 expressed an unqualified opinion on the Company’s internal control over financial reporting.

Our audit for the year ended and as of March 31, 2017 also comprehended the translation of Indian rupee amounts into United States dollar amounts and, in our opinion, such translation has been made in conformity with the basis stated in Note 2(w) to the consolidated financial statements. Such United States dollar amounts are presented solely for the convenience of readers outside India.

/s/ Deloitte Haskins & Sells LLP

Mumbai, India

July 28, 2017

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Board of Directors of

Tata Motors Limited

Mumbai, India

We have audited the internal control over financial reporting of Tata Motors Limited and its subsidiaries (the “Company” or “Tata Motors”) as of March 31, 2017, based on criteria established in Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in Item 15 under Controls and Procedures of the accompanying 20-F titled Management’s Annual Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit.

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

In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of March 31, 2017, based on criteria established in Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated financial statements and financial statement schedule as of and for the year ended March 31, 2017 of the Company and our report dated July 28, 2017 expressed an unqualified opinion on those financial statements and financial statement schedule and included explanatory paragraphs relating to change in the presentation of foreign exchange (gains )/losses relating to cash flow hedges in the consolidated income statements in each of the three years in the period ended March 31, 2017 and the convenience translation of the Indian rupee amounts into United States dollar amounts.

/s/ Deloitte Haskins & Sells LLP

Mumbai, India

July 28, 2017

Tata Motors Limited and subsidiaries

Consolidated Balance Sheets

		As at March 31,
	Notes	2017		2017		2016
		(In millions)
ASSETS:
Current assets:
Cash and cash equivalents	3	US$	2,156.8	Rs.	139,867.6	Rs.	171,536.1
Short-term deposits			3,375.9		218,927.6		127,809.6
Finance receivables	4		1,050.1		68,101.2		60,773.1
Trade receivables			2,170.5		140,755.5		136,085.7
Investments	6		2,319.4		150,411.5		192,329.8
Other financial assets	7		380.1		24,647.5		24,784.8
Inventories	9		5,442.6		352,953.8		326,370.4
Other current assets	10		1,009.2		65,439.9		58,285.2
Current income tax assets			34.4		2,231.8		1,465.7

Total current assets			17,939.0		1,163,336.4		1,099,440.4

Non-current assets:
Finance receivables	4		1,658.2		107,531.3		102,596.7
Investments	6		105.9		6,868.2		6,087.6
Other financial assets	8		565.1		36,647.7		24,903.6
Property, plant and equipment	12		10,041.6		651,199.4		670,065.0
Goodwill	14		103.8		6,733.2		7,598.0
Intangible assets	15		8,812.9		571,513.8		600,314.7
Investments in equity accounted investees	16		710.3		46,060.1		37,639.5
Non-current income tax assets			149.9		9,723.1		12,658.1
Deferred income taxes	17		681.9		44,221.7		39,575.9
Other non-current assets	11		351.8		22,811.1		19,101.8

Total non-current assets			23,181.4		1,503,309.6		1,520,540.9

Total assets		US$	41,120.4	Rs.	2,666,646.0	Rs.	2,619,981.3

LIABILITIES AND EQUITY:
Liabilities:
Current liabilities:
Accounts payable			9,409.4		610,201.4		613,364.4
Acceptances			745.4		48,342.4		39,813.3
Short-term borrowings and current portion of long-term debt	18		2,768.3		179,526.7		187,856.5
Other financial liabilities	20		2,809.6		182,202.0		101,941.8
Provisions	22		895.6		58,082.7		58,158.2
Other current liabilities	23		934.6		60,605.2		59,304.6
Current income tax liabilities			214.7		13,925.8		7,250.5

Total current liabilities			17,777.6		1,152,886.2		1,067,689.3

Non-current liabilities:
Long-term debt	19		9,339.2		605,644.5		504,511.3
Other financial liabilities	21		1,768.1		114,664.3		80,099.0
Deferred income taxes	17		182.1		11,806.4		43,441.4
Provisions	22		1,388.2		90,025.1		79,242.6
Other liabilities	24		2,355.9		152,777.3		76,961.0

Total non-current liabilities			15,033.5		974,917.6		784,255.3

Total liabilities			32,811.1		2,127,803.8		1,851,944.6

Equity:
Ordinary shares	25		89.1		5,775.2		5,774.8
‘A’ Ordinary shares	25		15.7		1,017.0		1,017.0
Additional paid-in capital			4,029.4		261,303.4		261,258.3
Reserves			8,157.6		529,009.9		534,195.8
Other components of equity	26		(4,054.1)		(262,908.5)		(38,648.8)

Equity attributable to shareholders of Tata Motors Limited			8,237.7		534,197.0		763,597.1
Non-controlling interests			71.6		4,645.2		4,439.6

Total equity			8,309.3		538,842.2		768,036.7

Total liabilities and equity		US$	41,120.4	Rs.	2,666,646.0	Rs.	2,619,981.3

See accompanying notes to consolidated financial statements

Tata Motors Limited and subsidiaries

Consolidated Income Statements

		Year ended March 31,
	Notes	2017		2017		2016		2015
		(In millions, except per share amounts)
Revenues		US$	40,588.6	Rs.	2,632,176.8	Rs.	2,682,793.8	Rs.	2,626,297.8
Finance revenues			375.0		24,318.3		22,318.8		22,630.8

Total revenues			40,963.6		2,656,495.1		2,705,112.6		2,648,928.6
Change in inventories of finished goods and work-in-progress			(1,137.3)		(73,751.2)		(27,540.1)		(29,610.9)
Purchase of products for sale			2,147.2		139,245.3		128,494.6		130,803.8
Raw materials, components, and consumables			24,576.8		1,593,803.1		1,536,255.1		1,515,835.7
Employee cost	28		4,372.9		283,588.0		288,117.4		250,401.2
Depreciation and amortization			2,812.7		182,405.4		168,074.9		134,495.8
Other expenses	29		9,382.6		608,461.6		585,321.4		545,909.5
Provision/(Reversal) for loss of inventory (net of insurance recoveries)	9		(205.1)		(13,301.0)		16,383.9		—
Expenditure capitalized			(2,602.4)		(168,768.8)		(166,783.2)		(153,217.5)
Other (income)/loss (net)	30		(434.4)		(28,171.5)		(3,135.6)		(11,508.4)
Foreign exchange (gain)/loss (net)			204.9		13,284.8		20,588.0		20,371.3
Interest income			(87.0)		(5,640.7)		(7,186.6)		(6,763.9)
Interest expense (net)	31		653.3		42,365.7		47,912.6		52,231.6
Share of (profit)/loss of equity accounted investees (net)	16		(230.2)		(14,930.0)		(5,774.7)		1,748.3

Net income before tax			1,509.6		97,904.4		124,384.9		198,232.1
Income tax expense	17		(550.0)		(35,670.0)		(27,512.7)		(69,149.7)

Net income		US$	959.6	Rs.	62,234.4	Rs.	96,872.2	Rs.	129,082.4

Attributable to:
Shareholders of Tata Motors Limited			943.8		61,210.5		95,883.4		128,291.2
Non-controlling interests			15.8		1,023.9		988.8		791.2
Earnings per share:	39
Ordinary shares:
Basic		US$	0.3	Rs.	18.0		Rs.28.4	Rs.	39.4
Diluted		US$	0.3	Rs.	18.0		Rs.28.4	Rs.	39.4
‘A’ Ordinary shares:
Basic		US$	0.3	Rs.	18.1		Rs.28.5	Rs.	39.5
Diluted		US$	0.3	Rs.	18.1		Rs.28.5	Rs.	39.5

See accompanying notes to consolidated financial statements

Tata Motors Limited and subsidiaries

Consolidated Statements of Comprehensive Income

	Year ended March 31,
	2017		2017		2016		2015
	(In millions)
Net income	US$	959.6	Rs.	62,234.4	Rs.	96,872.2	Rs.	129,082.4
Other comprehensive income :
(i) Items that will not be reclassified subsequently to profit and loss :
Remeasurement gains and (losses) on defined benefit obligations (net)		(1,203.5)		(78,045.0)		49,062.3		(36,402.8)
Share of remeasurement gains and (losses) on defined benefit obligations (net) of equity accounted investees		(0.6)		(40.0)		(8.7)		(32.1)
Income tax relating to items that will not be reclassified subsequently		191.3		12,407.4		(11,402.1)		7,449.4

		(1,012.8)		(65,677.6)		37,651.5		(28,985.5)

(ii) Items that may be reclassified subsequently to profit and loss :
Currency translation differences		(1,451.8)		(94,148.0)		16,856.7		(43,094.9)
Gain/(loss) on cash flow hedges (net)		(2,427.9)		(157,447.3)		5,370.3		(178,491.6)
Available-for-sale investments		11.6		752.6		4.7		(531.2)
Share of other comprehensive income of equity accounted investees		(47.0)		(3,047.0)		291.1		1,175.1
Income tax relating to items that may be reclassified subsequently		451.8		29,298.9		(1,637.1)		35,708.5

		(3,463.3)		(224,590.8)		20,885.7		(185,234.1)

Other comprehensive income/(loss) for the year, net of tax (i+ii)		(4,476.1)		(290,268.4)		58,537.2		(214,219.6)

Total comprehensive income for the year	US$	(3,516.5)	Rs.	(228,034.0)	Rs.	155,409.4	Rs.	(85,137.2)

Attributable to:
Shareholders of Tata Motors Limited		(3,527.0)		(228,715.6)		154,323.2		(85,730.6)
Non-controlling interests		10.5		681.6		1,086.2		593.4

See accompanying notes to consolidated financial statements

Tata Motors Limited and subsidiaries

Consolidated Statements of Cash Flows

	Year ended March 31,
	2017		2017	2016	2015
	(In millions)
Cash flows from operating activities:
Net income	US$	959.6	Rs. 62,234.4	Rs. 96,872.2	Rs. 129,082.4
Adjustments for:
Depreciation and amortization expense		2,812.7	182,405.4	168,074.9	134,495.8
Inventory write-down/(reversals)		(70.6)	(4,579.1)	25,012.2	5,527.2
Allowances for finance receivables		87.2	5,653.5	8,600.3	23,226.2
Allowances for trade and other receivables		26.3	1,706.0	6,719.1	2,371.0
Impairment of Goodwill		2.2	142.5	—	—
Share of (profit)/loss of equity accounted investees (net)		(230.2)	(14,930.0)	(5,774.7)	1,748.3
Loss on sale of assets/assets written off and others (net)		176.1	11,418.6	9,477.4	3,512.2
(Gain)/loss on sale, change in fair value of available-for-sale investments (net)		(28.2)	(1,826.0)	(1,813.9)	(1,195.0)
(Gain)/Loss on change in fair value of commodity derivatives		(200.1)	(12,973.4)	5,818.7	2,957.9
Foreign exchange (gain)/loss (net)		(198.1)	(12,840.5)	1,507.9	30,188.4
Income tax expense		550.0	35,670.0	27,512.7	69,149.7
Interest expense		653.3	42,365.7	47,912.6	52,231.6
Interest income		(87.0)	(5,640.7)	(7,186.6)	(6,763.9)
Dividend income and income on mutual funds		(1.6)	(105.1)	(422.7)	(355.6)
Gain on fair value of below market interest loans		(7.2)	(465.2)	(508.1)	(498.4)
Non-cash dividend income on mutual funds		—	—	(24.0)	4.3

Cash flows from operating activities before changes in following assets and liabilities		4,444.4	288,236.1	381,778.0	445,682.1
Trade receivables		(365.1)	(23,677.8)	(7,945.6)	(31,612.9)
Finance receivables		(276.3)	(17,916.3)	(13,954.5)	4,033.3
Other financial assets		(18.4)	(1,193.2)	(4,066.1)	(1,731.2)
Other current assets		(118.7)	(7,700.4)	1,373.3	(417.3)
Inventories		(1,022.4)	(66,309.4)	(57,341.5)	(36,962.9)
Other non-current assets		(66.2)	(4,292.0)	(1,100.4)	(2,805.9)
Accounts payable		1,309.7	84,935.1	40,776.5	40,256.2
Acceptances		131.5	8,527.3	(974.3)	(10,859.7)
Other current liabilities		121.1	7,854.0	8,359.4	(1,455.1)
Other financial liabilities		118.0	7,651.3	7,292.2	2,343.6
Other non-current liabilities		252.1	16,348.7	27,586.4	24,396.7
Provisions		456.4	29,594.9	13,327.4	(23,232.4)

Cash generated from operations		4,966.1	322,058.3	395,110.8	407,634.5
Income tax paid (net)		(292.2)	(18,951.0)	(20,397.8)	(42,233.2)

Net cash provided by operating activities		4,673.9	303,107.3	374,713.0	365,401.3

Cash flows from investing activities:
Deposits with banks/financial institutions		(6,899.5)	(447,429.4)	(434,418.0)	(287,502.2)
Realization of deposits with banks/financial institutions		5,157.5	334,465.5	414,663.0	305,732.7
Loan given to equity accounted investees		—	—	—	(1,600.0)
(Purchase)/sale of available-for-sale investments (net)		295.2	19,143.8	(47,147.3)	(54,501.0)
Purchases of available-for-sale investments/other investments		(1.0)	(63.6)	(128.7)	(100.5)
Proceeds from sale of available-for-sale investments/other investments		7.8	506.1	892.1	423.4

Tata Motors Limited and subsidiaries

Consolidated Statements of Cash Flows

	Year ended March 31,
	2017		2017		2016		2015
	(In millions)
Deposits of margin money and other restricted deposits	US$	(64.6)	Rs.	(4,192.5)	Rs.	(57,287.5)	Rs.	—
Realization of margin money and other restricted deposits		121.2		7,862.2		55,327.0		361.7
(Increase)/decrease in short term inter-corporate deposits		4.6		300.0		650.0		(950.0)
Loan to others		(1.5)		(97.8)		(7.5)		—
Repayment of loan to others		0.1		7.5		83.3		—
Repayment of loan taken by joint operation		20.4		1,325.0		—		—
Investments in equity accounted investees		(16.5)		(1,069.5)		—		(12,258.6)
Dividends received from equity accounted investees		93.9		6,091.9		154.2		153.4
Interest received		98.4		6,381.8		7,309.6		6,606.7
Dividend received		1.5		105.1		422.7		355.6
Payments for property, plant and equipment		(2,510.5)		(162,798.7)		(159,537.9)		(171,361.8)
Proceeds from sale of property, plant and equipment		8.2		533.9		588.4		704.3
Payments for intangible assets		(2,217.4)		(143,798.9)		(152,064.7)		(130,241.3)

Net cash used in investing activities		(5,902.2)		(382,727.6)		(370,501.3)		(344,177.6)

Cash flows from financing activities:
Proceeds from issuance of shares		0.7		45.5		74,904.8		—
Proceeds from issuance of shares to non-controlling interests shareholders		0.1		6.2		1.9		—
Shares issuance costs		—		—		(572.6)		—
Dividends paid (including dividend distribution tax)		(11.3)		(730.0)		—		(6,744.2)
Dividends paid to non-controlling interests shareholders of subsidiaries (including dividend distribution tax)		(7.4)		(482.2)		(1,058.6)		(463.1)
Interest paid		(805.3)		(52,223.8)		(56,068.2)		(69,130.7)
Proceeds from issuance of short-term debt		2,313.8		150,052.6		84,602.0		87,050.2
Repayment of short-term debt		(1,812.4)		(117,537.1)		(90,004.4)		(97,716.4)
Net change in other short-term debt (with maturity up to three months)		(118.2)		(7,662.5)		(13,377.4)		40,776.2
Proceeds from issuance of long-term debt		2,834.9		183,845.2		110,587.0		267,018.8
Repayments of long-term debt		(1,420.5)		(92,121.3)		(145,854.8)		(187,755.8)
Debt issuance cost		(17.6)		(1,139.6)		(1,088.4)		(2,424.7)

Net cash provided by/(used in) financing activities		956.8		62,053.0		(37,928.7)		30,610.3

Net change in cash and cash equivalents		(271.5)		(17,567.3)		(33,717.0)		51,834.0
Effect of foreign exchange on cash and cash equivalents		(217.3)		(14,101.2)		7,822.2		(14,324.6)
Cash and cash equivalents, beginning of the year		2,645.6		171,536.1		197,430.9		159,921.5

Cash and cash equivalents, end of the year	US$	2,156.8	Rs.	139,867.6	Rs.	171,536.1	Rs.	197,430.9

Non-cash transactions:
Liability towards property, plant and equipment and intangible assets purchased on credit/deferred credit	US$	516.0	Rs.	33,463.5	Rs.	37,960.4	Rs.	49,236.6

See accompanying notes to consolidated financial statements

Tata Motors Limited and subsidiaries

Consolidated statements of changes in equity

For each of the years ended March 31, 2017, 2016 and 2015

					Other components of equity						Reserves*
	Share capital		Additional paid-in capital		Currency translation reserve		Available- for-sale investments		Hedging reserve		Capital redemption reserve		Debenture redemption reserve		Reserve for research and human resource development		Special reserve		Earned surplus reserve		Retained earnings		Equity attributable to shareholders of Tata Motors Limited		Non-controlling interests		Total equity
	(In millions)
Balance as at April 1, 2016	Rs.	6,791.8	Rs.	261,258.3	Rs.	45,936.6	Rs.	274.6	Rs.	(84,860.0)		Rs.22.8	Rs.	10,421.6	Rs.	1,644.3	Rs.	2,924.5	Rs.	235.3	Rs.	518,947.3	Rs.	763,597.1	Rs.	4,439.6	Rs.	768,036.7
Income for the year																						61,210.5		61,210.5		1,023.9		62,234.4
Other comprehensive income /(loss) for the year						(96,869.8)		788.2		(128,178.1)												(65,666.4)		(289,926.1)		(342.3)		(290,268.4)

Total comprehensive income/(loss) for the year		—		—		(96,869.8)		788.2		(128,178.1)		—		—		—		—		—		(4,455.9)		(228,715.6)		681.6		(228,034.0)

Issue of shares held in abeyance		0.4		45.1																				45.5				45.5
Shares issued to non-controlling interests																								—		6.2		6.2
Dividend paid (including dividend tax)																						(730.0)		(730.0)		(482.2)		(1,212.2)
Transfer to Debentrue redemption reserve														437.9								(437.9)		—
Transfer to earned surplus reserve																				81.8		(81.8)		—				—

Balance as at March 31, 2017	Rs.	6,792.2	Rs.	261,303.4	Rs.	(50,933.2)	Rs.	1,062.8	Rs.	(213,038.1)	Rs.	22.8	Rs.	10,859.5		Rs.1,644.3	Rs.	2,924.5	Rs.	317.1	Rs.	513,241.7	Rs.	534,197.0	Rs.	4,645.2	Rs.	538,842.2

									Rs.	(262,908.5)											Rs.	529,009.9

	US$	104.8	US$	4,029.4	US$	(785.5)	US$	16.5	US$	(3,285.1)	US$	0.4	US$	167.5	US$	25.4	US$	45.2	US$	4.9	US$	7,914.2	US$	8,237.7	US$	71.6	US$	8,309.3

									US$	(4,054.1)											US$	8,157.6

*	Refer to note 27

See accompanying notes to consolidated financial statements

					Other components of equity						Reserves*
	Share capital		Additional paid-in capital		Currency translation reserve		Available- for-sale investments		Hedging reserve		Capital redemption reserve		Debenture redemption reserve		Reserve for research and human resource development		Special reserve		Earned surplus reserve		Retained earnings		Equity attributable to shareholders of Tata Motors Limited		Non-controlling interests		Total equity
	(In millions)
Balance as at April 1, 2015	Rs.	6,437.8	Rs.	187,280.1	Rs.	28,887.9	Rs.	280.6	Rs.	(88,603.2)	Rs.	22.8	Rs.	10,421.6	Rs.	1,644.3	Rs.	2,695.8	Rs.	140.0	Rs.	385,734.0	Rs.	534,941.7	Rs.	4,410.1	Rs.	539,351.8
Income for the year																						95,883.4		95,883.4		988.8		96,872.2
Other comprehensive income /(loss) for the year						17,048.7		(6.0)		3,743.2												37,653.9		58,439.8		97.4		58,537.2

Total comprehensive income for the year		—		—		17,048.7		(6.0)		3,743.2		—		—		—		—		—		133,537.3		154,323.2		1,086.2		155,409.4

Issue of shares pursuant to Rights (net of issue expenses of Rs. 572.6 million)		354.0		73,978.2																				74,332.2				74,332.2
Shares issued to non-controlling interests																								—		1.9		1.9
Dividend paid (including dividend tax)																								—		(1,058.6)		(1,058.6)
Transfer to earned surplus reserve																				95.3		(95.3)		—				—
Transfer to special reserve																		228.7				(228.7)		—				—

Balance as at March 31, 2016	Rs.	6,791.8	Rs.	261,258.3	Rs.	45,936.6	Rs.	274.6	Rs.	(84,860.0)	Rs.	22.8	Rs.	10,421.6	Rs.	1,644.3	Rs.	2,924.5	Rs.	235.3	Rs.	518,947.3	Rs.	763,597.1	Rs.	4,439.6	Rs.	768,036.7

									Rs.	(38,648.8)											Rs.	534,195.8

*	Refer to note 27

See accompanying notes to consolidated financial statements

					Other components of equity						Reserves*
	Share capital		Additional paid-in capital		Currency translation reserve		Available- for-sale investments		Hedging reserve		Capital redemption reserve		Debenture redemption reserve		Reserve for research and human resource development		Special reserve		Earned surplus reserve		Retained earnings		Equity attributable to shareholders of Tata Motors Limited		Non-controlling interests		Total equity
	(In millions)
Balance as at April 1, 2014	Rs.	6,437.8	Rs.	187,341.3	Rs.	70,610.8	Rs.	800.2	Rs.	54,198.2	Rs.	22.8	Rs.	10,421.6	Rs.	1,644.3	Rs.	2,301.7	Rs.	140.0	Rs.	293,559.0	Rs.	627,477.7	Rs.	4,218.6	Rs.	631,696.3
Income for the year																						128,291.2		128,291.2		791.2		129,082.4
Other comprehensive income /(loss) for the year						(41,722.9)		(519.6)		(142,801.4)												(28,977.9)		(214,021.8)		(197.8)		(214,219.6)

Total comprehensive income for the year		—		—		(41,722.9)		(519.6)		(142,801.4)		—		—		—		—		—		99,313.3		(85,730.6)		593.4		(85,137.2)

Shares issued to non-controlling interests																								—				—
Dividend paid (including dividend tax)																						(6,744.2)		(6,744.2)		(463.1)		(7,207.3)
Transfer to special reserve																		394.1				(394.1)		—				—
Changes in ownership interests in subsidiaries that do not result in a loss of control				(61.2)																				(61.2)		61.2		—

Balance as at March 31, 2015	Rs.	6,437.8	Rs.	187,280.1	Rs.	28,887.9	Rs.	280.6	Rs.	(88,603.2)	Rs.	22.8	Rs.	10,421.6	Rs.	1,644.3	Rs.	2,695.8	Rs.	140.0	Rs.	385,734.0	Rs.	534,941.7	Rs.	4,410.1	Rs.	539,351.8

									Rs.	(59,434.7)											Rs.	400,658.5

*	Refer to note 27

See accompanying notes to consolidated financial statements

Tata Motors Limited and subsidiaries

Notes to Consolidated Financial Statements

1.	Background and operations

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

The Company’s subsidiaries include the Jaguar Land Rover business (referred to as JLR or Jaguar Land Rover).

As on March 31, 2017, Tata Sons Limited (or Tata Sons), together with its subsidiaries, owns 31.69% of the Ordinary shares and 0.09% of ‘A’ Ordinary shares of Tata Motors Limited, and has the ability to significantly influence the Company’s operations (refer note 25 for voting rights relating to Ordinary shares and ‘A’ Ordinary shares).

The consolidated financial statements were approved by the Board of Directors and authorized for issue on July 28, 2017.

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

Joint operations

Certain of the Company’s activities, are conducted through joint operations, which are joint arrangements whereby the parties that have joint control of the arrangement have rights to the assets, and obligations for the liabilities, relating to the arrangement. The Company recognizes, in the consolidated financial statements, its share of the assets, liabilities, income and expenses of these joint operations incurred jointly with the other partners, along with its share of income from the sale of the output and any assets, liabilities and expenses that it has incurred in relation to the joint operation.

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

iii)	Note 15 – Impairment of indefinite life intangible assets

iv)	Note 17 – Recoverability/recognition of deferred tax assets

v)	Note 22 – Provision for product warranty

vi)	Note 32 – Assets and obligations relating to employee benefits

f.	Revenue recognition

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

Incentives are recognized when there is reasonable assurance that the Company will comply with the conditions and the incentive will be received. Incentives are recorded at fair value where applicable. Revenues include incentives of Rs.9,302.2 million, Rs.20,814.4 million and Rs. 23,263.1 million for the years ended March 31, 2017, 2016 and 2015, respectively.

During the years ended March 31, 2017, 2016 and 2015, Rs.5,610.4 million, Rs.9,960.8 million and Rs.13,054.3 million, respectively (included above), were received by a foreign subsidiary as an indirect tax incentive that requires the subsidiary to meet certain criteria relating to vehicle efficiency and investment in engineering and research and development. The incentive is provided as a partial off set to the higher sales tax payable following implementation of new legislation. Rs. 5,610.4 million, Rs. 9,960.8 million and Rs.13,054.3 million for the years ended March 31, 2017, 2016 and 2015, respectively have been recognized in revenue.

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

iii) Legal and product liability

Legal and product liability provision is recorded in respect of compliance with regulations and known litigations which impact the Company. The product liability claim primarily relates to motor accident claims, consumer complaints, dealer/supplier terminations, personal injury claims and compliance with regulations.

iv) Environmental liability

Environmental liability relates to various environmental remediation cost such as asbestos removal and land clean up. The timing of when these costs will be incurred is not known with certainty.

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

Depreciation is provided on a straight-line basis over estimated useful lives of the assets. Estimated useful lives of the assets are as follows:

Estimated useful life (years)
Buildings	20 to 60
Plant and equipment	3 to 30
Computers	3 to 6
Vehicles	3 to 11
Furniture and fixtures	3 to 21

Assets held under finance leases are depreciated over their expected useful lives on the same basis as owned assets or, where shorter, the term of the relevant lease.

The depreciation period is reviewed at least at each year–end. Changes in expected useful lives are treated as changes in accounting estimates.

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

Amortization is provided on a straight-line basis over estimated useful lives of the intangible assets as per details below

Estimated amortization period
Patents and technological know-how	2 to 12 years
Dealer network	20 years
Intellectual property rights	3 to 10 years
Software	1 to 8 years

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

Separate irrevocable trusts are maintained for employees covered and entitled to benefits. Tata Motors Limited and its subsidiaries contribute up to 15% or Rs.150,000, whichever is lower, of the eligible employees’ salary to the trust every year. Such contributions are recognized as an expense when incurred. Tata Motors Limited and such subsidiaries have no further obligation beyond this contribution.

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

Any dividend declared or paid by Tata Motors Limited for any financial year is based on the profits available for distribution as reported in the unconsolidated statutory financial statements of Tata Motors Limited (Standalone) prepared in accordance with Generally Accepted Accounting Principles in India. Indian law permits the declaration and payment of dividend out of profits for the year or previous financial year(s) as stated in the statutory financial statements of Tata Motors Limited (Standalone) prepared in accordance with Generally Accepted Accounting Principles in India after providing for depreciation in accordance with the provisions of Schedule II to the Companies Act. However, in the absence or inadequacy of the said profits, it may declare dividend out of free reserves, subject to certain conditions as prescribed under the Companies (Declaration and payment of Dividend) Rules, 2014. Accordingly, in certain years the net income reported in these financial statements may not be fully distributable. The amount available for distribution is Rs.Nil as at March 31, 2017 (Rs.1,981.9 million as at March 31, 2016).

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

Impairment loss in respect of loans and receivables is calculated as the difference between their carrying amount and the present value of the estimated future cash flows discounted at the original effective interest rate. Such impairment loss is recognized in the income statement. If the amount of an impairment loss decreases in a subsequent period, and the decrease can be related objectively to an event occurring after the impairment was recognized, the previously recognized impairment loss is reversed. The reversal is recognized in the income statement. Loans and receivables are generally written off against the allowance only after all means of collection have been exhausted and the potential for recovery is considered remote.

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

The Company uses foreign currency forward contracts, foreign currency option contracts and borrowings denominated in foreign currency to hedge its risks associated with foreign currency fluctuations relating to highly probable forecast transactions. The Company designates these forward and option contracts and borrowings denominated in foreign currency in a cash flow hedging relationship by applying the hedge accounting principles.

These forward and option contracts are stated at fair value at each reporting date. Changes in the fair value of these forward and option contracts that are designated and effective as hedges of future cash flows are recognized in other comprehensive income (net of tax) and the ineffective portion is recognized immediately in the consolidated income statement under ‘Foreign exchange (gain)/loss’. The effective portion of changes in the carrying value of foreign currency borrowings that are designated and effective hedges, arising from changes in the foreign currency spot rates are recognized in other comprehensive income (net of tax) Amounts accumulated in equity relating to revenues and purchases of Raw materials are reclassified to income statement, in the periods in which the forecasted transactions occurs.

In Fiscal 2017, foreign exchange loss amounting to Rs.112,697.8 million and foreign exchange gain amounting to Rs.7,553.4 million in respect of revenues and purchases of raw materials, respectively which has been reclassified from Hedging reserve to Income Statement, has been included and presented as part of “Revenues” and “Raw Materials, Components and Consumables”, respectively. Previously these were included and presented in the Income statement within the line item “Foreign exchange (gain)/loss”.

The change in presentation has been retrospectively applied to all the periods presented and accordingly foreign exchange gain of Rs.7,690.6 million and Rs.23,663.4 million in respect of revenues and foreign exchange loss of Rs.25,570.8 million and Rs.15,972.8 million in respect of purchases of raw materials, which has been reclassified from Hedging reserve to Income statement in the years ended March 31, 2016 and 2015, respectively, have been reclassified and included as part of “Revenues” and “Raw Materials, Components and Consumables”, respectively.

The change in presentation does not affect Net Income, Total comprehensive income and earnings per share in any of the periods presented.

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

v.	Recent accounting pronouncements

New Accounting pronouncements affecting amounts reported and /or disclosures in the financial statements.

The Company has not applied the following new and revised IFRSs that have been issued but are not yet effective.

IFRS 9	Financial Instruments[2]
IFRS 15	Revenue from Contracts with Customers[2]
IFRS 16	Leases[3]
Amendments to IFRS 10 & IAS 28	Sale or Contribution of Assets between an Investor and its Associate or Joint Venture[4]
Amendments to IAS 12	Income Taxes[1]
Amendment to IAS 7	Statement of Cash Flows[1]
Amendment to IFRS 2	Share-based Payment[2]
Annual improvements to IFRS 2014-2016 Cycle	IFRS 12[1],
IFRIC 22	Foreign Currency Transactions and Advance Consideration[2]
Amendments to IAS 40	Investment Property[2]
IFRS 17	Insurance Contracts[5]
IFRIC 23	Uncertainty over Income Tax Treatments[3]

[1]	Effective for annual periods beginning on or after January 1, 2017.
[2]	Effective for annual periods beginning on or after January 1, 2018.
[3]	Effective for annual periods beginning on or after January 1, 2019.
[4]	The IASB has postponed indefinitely the effective date, with early adoption permitted.
[5]	Effective for annual periods beginning on or after January 1, 2021.

IFRS 9 – Financial Instruments

In July 2014, the IASB completed the final element of its comprehensive response to the financial crisis by issuing IFRS 9 Financial Instruments. The package of improvements introduced by IFRS 9 includes a logical model for classification and measurement, a single, forward-looking “expected loss” impairment model and a substantially reformed approach to hedge accounting. The new standard will come into effect on January 1, 2018, with early application permitted.

The Company has undertaken an assessment of classification and measurement and the Company does not expect a significant impact on the consolidated financial statements.

The new impairment model requires the recognition of impairment provisions based on expected credit losses rather than only incurred credit losses as is the case under IAS 39. The Company has assessed the new impairment model and, based on its preliminary assessment, it does not expects that the new impairment model will have significant impact on the net income.

The new hedge accounting requirement will align more closely with the Company’s risk management practices. More hedge relationships might be eligible for hedge accounting as the standard introduces a more principles-based approach. The Company has undertaken an assessment of its IAS 39 hedge relationships against the requirements of IFRS 9 and concluded it’s current hedge relationships will qualify as continuing hedges upon the adoption of IFRS 9. The Company has identified a change with respect to the treatment of the cost of hedging, specifically the time value of the foreign exchange options and foreign currency basis included in the foreign exchange forwards. The Company is assessing the impact of these changes on its consolidated financial statements. The Company anticipates that the time value of foreign exchange options and the foreign currency basis included in the foreign exchange forwards will be recorded in a separate component of the statement of comprehensive income. Foreign exchange gains or losses for non-financial items will be recognized as an adjustment to that non-financial item (i.e. inventory) when recorded on the consolidated balance sheet.

The new standard also introduces expanded disclosure requirements and changes in presentation. These are expected to change the nature and extent of the Company’s disclosures about its financial instruments on the adoption of the new standard.

IFRS 15 – Revenue from Contracts with Customers

The standard outlines a single comprehensive model for entities to use in accounting for revenue arising from contracts with customers and supersedes most current revenue recognition guidance, including industry-specific guidance. The core principle of the new standard is for companies to recognize revenue to depict the transfer of goods or services to customers in amounts that reflect the consideration (that is, payment) to which the company expects to be entitled in exchange for those goods or services. The new standard also will result in enhanced disclosures about revenue, provide guidance for transactions that were not previously addressed comprehensively (for example, service revenue and contract modifications) and improve guidance for multiple-element arrangements. IFRS 15 is effective from January 1, 2018, with early application permitted.

The Company have preliminary assessed that the profit impact of IFRS 15 will be immaterial to the consolidated financial statements. The Company is still in the process of assessing the full impact of the application of IFRS 15 on the Company’s consolidated financial statements, including on additional disclosures required.

IFRS 16 – Leases

In January 2016, the IASB issued IFRS 16 - Leases which sets out the principles for the recognition, measurement, presentation and disclosure of leases for both parties to a contract and replaces the previous leases standard, IAS 17 - Leases. IFRS 16, which is not applicable to service contracts, but only applicable to leases or lease components of a contract, defines a lease as a contract that conveys to the customer (lessee) the right to use an asset for a period of time in exchange for consideration. IFRS 16 eliminates the classification of leases for the lessee as either operating leases or finance leases as required by IAS 17 and instead, introduces a single lessee accounting model whereby a lessee is required to recognize assets and liabilities for all leases with a term that is greater than 12 months, unless the underlying asset is of low value, and to recognize depreciation of leased assets separately from interest on lease liabilities in the income statement. As IFRS 16 substantially carries forward the lessor accounting requirements in IAS 17, a lessor will continue to classify its leases as operating leases or finance leases and to account for those two types of leases differently. IFRS 16 is effective from January 1, 2019, with early adoption allowed only if IFRS 15 - Revenue from Contracts with Customers is also adopted.

The Company is currently assessing the impact of adopting IFRS 16.

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

The IASB has postponed indefinitely the effective date, with early adoption permitted.

Amendments to IAS 12 – Income Taxes

In January 2016, the IASB issued amendments to IAS 12- Income Taxes that clarify how to account for deferred tax assets related to debt instruments measured at fair value. These amendments are effective for annual periods beginning on or after January 1, 2017, with earlier adoption permitted. The Company does not have debt instruments measured at fair value as at March 31, 2017.

Amendments to IAS 7 – Statements of Cash Flows

In January 2016, the IASB issued amendments to IAS 7 - Statement of Cash Flows introducing additional disclosures that will enable users of financial statements to evaluate changes in liabilities arising from financing activities. The amendments are effective from January 1, 2017, with earlier adoption permitted. This will result in additional disclosure by the Company in consolidated statements of cash flows.

Amendments to IFRS 2 – Share-based Payments

In June 2016, the IASB issued amendments to IFRS 2 – Share-based Payments that clarify how to account certain share-based payment transactions. The amendments for:

•	Accounting requirements with respect to the effects of vesting and non-vesting conditions on the measurement of cash-settled share-based payments;

•	Accounting requirements with respect to share-based payment transactions with a net settlement feature for withholding tax obligations; and

•

Modification to the terms and conditions of a share-based payment that changes the classification of the transaction from cash-settled to equity-settled. The amendments are effective from January 1, 2018, with early adoption permitted.

The Company is currently assessing the impact of adopting the amendments.

Annual Improvement to IFRS Standards 2014-2016 Cycle

As part of its annual process of revising and improving existing standards, the IASB issued in December 2016, the‘Annual Improvement to IFRSs: 2014-2016 Cycle’ amending the IFRS 12 – Disclosure of Interests in Other Entities. The amendment clarified the scope of the disclosure requirements by specifying that the disclosure requirements in IFRS 12, other than those in paragraphs B10–B16, apply to interests that are classified as held for sale or discontinued operations. The clarified standard is effective for annual periods beginning on or after January 1, 2017.

The Company is currently assessing the impact of adopting the amendments.

IFRIC 22 – Foreign Currency Transaction and Advance Consideration

In December 2016, the IASB issued IFRIC 22 which clarified accounting requirements with respect to exchange rate to be used for reporting foreign currency transactions when payment is made or received in advance. This is effective for annual periods beginning on or after January 1, 2018. The Company is currently assessing the impact of adopting IFRIC 22.

Amendments to IAS 40 – Investment Property

The amendments concern the application of paragraph 57 of IAS 40 Investment Property, which provides guidance on transfers to, or from, investment properties. This is effective for annual periods beginning on or after January 1, 2018.

IFRS 17 Insurance Contracts

In May 2017, IASB issued IFRS 17 which establishes the principles for recognition, measurement, presentation and disclosure of insurance contracts and supersedes IFRS 4 Insurance Contracts. The standard outlines a General Model, which is modified for insurance contracts with direct participation features, described as Variable Fee Approach. The General Model is simplified if certain criteria are met by measuring the liability for remaining coverages using the Premium Allocation Approach. The General Model will use current assumptions to estimate the amounts, timings and uncertainty of future cash flows and it will explicitly measure the cost of that uncertainty; it takes into account market interest rates and impact of policyholders’ options and guarantee. The standard is effective for annual periods beginning on or after January 1, 2021 with early application permitted; it is applied retrospectively unless impracticable, in which case the modified retrospective approach or the fair value approach is applied. The Company is currently assessing the impact of IFRS 17.

IFRIC 23 Uncertainty over Income Tax Treatments

In June 2017, IASB issued IFRIC 23 which sets out how to determine the accounting tax position when there is uncertainty over income tax treatments. The Interpretation requires an entity to:

•	determine whether uncertain tax positions are assessed separately or as a group; and

•

assess whether it is probable that a tax authority will accept an uncertain tax treatment used, or proposed to be used, by an entity in its income tax filings: If yes, the entity should determine its accounting tax position consistently with the tax treatment used or planned to be used in its income tax filings. If no, the entity should reflect the effect of uncertainty in determining its accounting tax position.

The Interpretation applies to annual reporting periods beginning on or after January 1, 2019. Earlier application is permitted.

w.	Convenience translation

The consolidated financial statements have been presented in Indian rupees (“Rs.”), Tata Motors Limited’s functional currency. For the convenience of the reader, the financial statements as at and for the year ended March 31, 2017, have been translated into U.S. dollars at US$1.00 = Rs.64.85, based on fixing rate in the City of Mumbai on March 31, 2017, for cable transfers in Indian rupees as published by the Foreign Exchange Dealers’ Association of India (FEDAI).

Such translation should not be construed as representation that the rupee amounts have been or could be converted into U.S. dollars at that or any other rate, or at all.

3.	Cash and cash equivalents

Cash and cash equivalents consist of the following:

	As at March 31,
	2017		2017		2016
	(In millions)
Cash balances	US$	5.0	Rs.	326.2	Rs.	400.9
Balances with banks (including deposits with original maturity of up to three months)		2,151.8		139,541.4		171,135.2

Total	US$	2,156.8	Rs.	139,867.6	Rs.	171,536.1

4.	Finance receivables

Finance receivables consist of vehicle loans, the details of which are as follows:

	As at March 31,
	2017		2017		2016
	(In millions)
Finance receivables	US$	3,263.0	Rs.	211,607.6	Rs.	207,501.7
Less: allowance for credit losses		554.7		35,975.1		44,131.9

Total	US$	2,708.3	Rs.	175,632.5	Rs.	163,369.8

Current portion		1,050.1		68,101.2		60,773.1
Non-current portion		1,658.2		107,531.3		102,596.7

Total	US$	2,708.3	Rs.	175,632.5	Rs.	163,369.8

Changes in the allowance for credit losses in finance receivables are as follows:

	Year ended March 31,
	2017		2017		2016		2015
	(In millions)
Balance at the beginning	US$	680.5	Rs.	44,131.9	Rs.	46,554.3	Rs.	31,587.5
Allowances made during the year		87.2		5,653.5		8,600.3		23,226.2
Written off		(213.0)		(13,810.3)		(11,022.7)		(8,259.4)

Balance at the end	US$	554.7	Rs.	35,975.1	Rs.	44,131.9	Rs.	46,554.3

5.	Allowance for trade and other receivables

Change in the allowances for trade and other receivables are as follows:

	Year ended March 31,
	2017		2017		2016		2015
	(In millions)
Balance at the beginning	US$	223.0	Rs.	14,460.4	Rs.	8,727.8	Rs.	7,321.8
Allowances made during the year		26.3		1,706.0		6,719.1		2,371.0
Written off		(20.7)		(1,340.3)		(889.3)		(839.3)
Foreign exchange translation differences		5.3		344.2		(97.2)		(125.7)
Balance at the end	US$	233.9	Rs.	15,170.3	Rs.	14,460.4	Rs.	8,727.8

6.	Investments

Investments consist of the following:

	As at March 31,
	2017		2017		2016
	(In millions)
Available-for-sale, at fair value	US$	2,363.4	Rs.	153,265.3	Rs.	194,434.8
Unquoted equity investments, at cost		59.0		3,823.1		3,900.0
Loans and receivables		2.9		191.3		82.6
Total	US$	2,425.3	Rs.	157,279.7	Rs.	198,417.4

Available-for-sale, financial assets (investments) are as follows:

	As at March 31,
	2017		2017		2016
	(In millions)
Quoted equity shares	US$	40.0	Rs.	2,602.9	Rs.	2,105.0
Mutual funds		2,323.4		150,662.4		192,329.8

Total available for sale securities	US$	2,363.4	Rs.	153,265.3	Rs.	194,434.8

The current and non-current classifications of investments are as follows:

	As at March 31,
	2017		2017		2016
	(In millions)
Current investments	US$	2,319.4	Rs.	150,411.5	Rs.	192,329.8
Non-current investments		105.9		6,868.2		6,087.6

Total	US$	2,425.3	Rs.	157,279.7	Rs.	198,417.4

The fair value of the unquoted equity investments cannot be reliably measured as the variability in the range of fair value estimates is significant and the probabilities of the various estimates cannot be reasonably assessed.

7.	Other financial assets - current

Other financial assets - current consist of the following:

	As at March 31,
	2017		2017		2016
	(In millions)
Derivative financial instruments	US$	232.9	Rs.	15,101.8	Rs.	7,572.8
Advances and other receivables recoverable in cash		110.4		7,159.0		10,275.7
Inter corporate deposits		—		3.1		303.1
Loans to joint operation		—		—		1,325.0
Restricted bank deposits		36.8		2,383.6		5,308.2

Total	US$	380.1	Rs.	24,647.5	Rs.	24,784.8

Restricted bank deposits include Rs. 1,861.4 million and Rs. 3,616.7 million as at March 31, 2017 and 2016, respectively, held as security in relation to interest and repayment of borrowings. Out of these deposits, Rs. 1,186.4 million and Rs. 1,766.7 million as at March 31, 2017 and 2016, respetively, are pledged till the maturity of the respective borrowings.

Loans to joint operations Rs. 1,325.0 million was fully repaid during the year ended March 31, 2017.

8.	Other financial assets (non-current)

Other financial assets - non-current consist of the following:

	As at March 31,
	2017		2017		2016
	(In millions)
Margin money with banks	US$	11.5	Rs.	745.6	Rs.	156.3
Restricted deposits		8.8		571.9		2,170.5
Loans to employees		4.3		277.3		298.6
Loan to equity accounted investee		—		—		1,600.0
Derivative financial instruments		428.0		27,753.4		15,916.9
Others		112.5		7,299.5		4,761.3

Total	US$	565.1	Rs.	36,647.7	Rs.	24,903.6

Margin money with banks is restricted cash deposits and consists of collateral provided for transfer of finance receivables.

Restricted deposits as at March 31, 2017 and 2016 of Rs. 323.7 million and Rs. 1,813.6 million, respectively held as a financial deposit in relation to ongoing legal cases.

As at March 31, 2016, loan to equity accounted investees carried an interest rate of 9% and was repayable at par or convertible into equity shares at fair value after seven years from Fiscal 2015. During the year ended March 31, 2017, at the request of the equity accounted investee, the Company modified the terms of the loan and subsequently the loan has been converted into equity shares at fair value.

9.	Inventories

Inventories consist of the following:

	As at March 31,
	2017		2017		2016
	(In millions)
Raw materials, components and consumables	US$	527.7	Rs.	34,220.0	Rs.	34,752.4
Work-in-progress		561.7		36,425.6		42,580.8
Finished goods		4,353.2		282,308.2		249,037.2

Total	US$	5,442.6	Rs.	352,953.8	Rs.	326,370.4

Inventories of finished goods include Rs. 26,379.4 million and Rs. 23,863.1 million as at March 31, 2017 and 2016, respectively, relating to vehicles sold subject to repurchase arrangements.

Cost of inventories (including cost of purchased products) recognized as expense during the years ended March 31, 2017, 2016 and 2015 amounted to Rs. 1,975,324.2 million, Rs. 1,938,179.8 million and Rs. 1,880,278.8 million, respectively.

During the years ended March 31, 2017, 2016 and 2015, the Company recorded inventory write-down expenses of Rs. 3,725.1 million, Rs. 3,285.9 million (excluding provision for loss of inventory at port of Tianjin in China mentioned below) and Rs. 5,527.2 million, respectively.

A provision of Rs. 16,383.9 million (GBP 157 million)(net of insurance recoveries of Rs. 5,342.4 million (GBP 55 million)) has been recognized against the carrying value of inventory during the year ended March 31, 2016, for the damage due to explosion at the port of Tianjin in China in August 2015. During the year ended March 31, 2017, Rs. 13,301.0 million (GBP 151 million) relating to insurance recoveries, recovery of import duties and taxes and an updated assessment of the condition of the remaining vehicles led to a reversal of the initial provision recorded.

10.	Other current assets

Other current assets consist of the following:

	As at March 31,
	2017		2017	2016
	(In millions)
Advances to suppliers and contractors	US$	62.1	Rs.4,029.4	Rs.2,055.7
VAT, other taxes recoverable, statutory deposits and dues from government		756.4	49,049.8	44,642.7
Prepaid expenses		170.6	11,063.0	11,180.7
Others		20.1	1,297.7	406.1

Total	US$	1,009.2	Rs. 65,439.9	Rs. 58,285.2

11.	Other non-current assets

Other non-current assets consist of the following:

	As at March 31,
	2017		2017	2016
	(In millions)
Taxes recoverable, statutory deposits and dues from government	US$	173.5	Rs.11,252.6	Rs.9,802.7
Prepaid rentals on operating leases		50.3	3,261.0	2,228.0
Prepaid expenses		97.3	6,312.4	4,227.8
Others		30.7	1,985.1	2,843.3

Total	US$	351.8	Rs. 22,811.1	Rs. 19,101.8

Others include Rs. 103.6 million and Rs. 90.1 million towards pension assets as at March 31, 2017 and 2016, respectively.

12.	Property, plant and equipment

Property, plant and equipment consists of the following:

	Land and buildings		Plant and equipment		Vehicles		Computers		Furniture and fixtures		Heritage Assets		Total
	(In millions)
Cost as at April 1, 2016	Rs.	151,738.8	Rs.	790,647.8	Rs.	2,790.4	Rs.	18,131.6	Rs.	12,396.4	Rs.	4,977.8	Rs.	980,682.8
Additions		11,796.2		94,006.5		529.3		3,182.6		1,433.5		14.8		110,962.9
Write down of assets		—		—		—		—		—		—		—
Currency translation differences		(16,112.7)		(88,612.9)		(115.4)		(1,375.9)		(1,312.1)		(759.0)		(108,288.0)
Disposal		(1,003.3)		(4,913.9)		(215.3)		(471.9)		(294.7)		—		(6,899.1)

Cost as at March 31, 2017		146,419.0		791,127.5		2,989.0		19,466.4		12,223.1		4,233.6		976,458.6

Accumulated Depreciation as at April 1, 2016		(21,900.4)		(341,171.9)		(1,580.7)		(10,648.8)		(5,438.5)		—		(380,740.3)
Depreciation for the year		(5,229.4)		(85,693.0)		(471.2)		(1,816.7)		(1,346.6)		—		(94,556.9)
Write down of assets		—		(1,020.4)		—		—		—		—		(1,020.4)
Currency translation differences		1,841.6		35,933.7		47.9		411.1		507.2		—		38,741.5
Disposal		512.4		3,689.8		171.4		380.8		261.3		—		5,015.7

Accumulated Depreciation as at March 31, 2017		(24,775.8)		(388,261.8)		(1,832.6)		(11,673.6)		(6,016.6)		—		(432,560.4)
Net carrying amount as at March 31, 2017	Rs.	121,643.2	Rs.	402,865.7	Rs.	1,156.4	Rs.	7,792.8	Rs.	6,206.5	Rs.	4,233.6	Rs.	543,898.2
Capital work-in-progress														107,301.2

Total													Rs.	651,199.4

													US$	10,041.6

Cost as at April 1, 2015	Rs.	123,715.4	Rs.	645,370.5	Rs.	2,657.3	Rs.	14,439.0	Rs.	10,081.2	Rs.	4,821.2	Rs.	801,084.6
Additions		27,035.6		143,627.8		570.4		3,894.1		2,479.0		—		177,606.9
Write down of assets		—		(2,257.9)		—		—		—		—		(2,257.9)
Currency translation differences		1,886.9		9,810.4		14.5		82.6		163.8		156.6		12,114.8
Disposal		(899.1)		(5,903.0)		(451.8)		(284.1)		(327.6)		—		(7,865.6)

Cost as at March 31, 2016		151,738.8		790,647.8		2,790.4		18,131.6		12,396.4		4,977.8		980,682.8
Accumulated Depreciation as at April 1, 2015		(17,460.8)		(272,264.0)		(1,526.0)		(9,302.6)		(4,318.5)		—		(304,871.9)
Depreciation for the year		(4,420.1)		(71,972.4)		(428.5)		(1,457.7)		(1,363.8)		—		(79,642.5)
Write down of assets		—		1,654.7		—		—		—		—		1,654.7
Currency translation differences		(195.6)		(2,799.5)		(2.4)		(53.7)		(61.8)		—		(3,113.0)
Disposal		176.1		4,209.3		376.2		165.2		305.6		—		5,232.4

Accumulated Depreciation as at March 31, 2016		(21,900.4)		(341,171.9)		(1,580.7)		(10,648.8)		(5,438.5)		—		(380,740.3)
Net carrying amount as at March 31, 2016	Rs.	129,838.4	Rs.	449,475.9	Rs.	1,209.7	Rs.	7,482.8	Rs.	6,957.9	Rs.	4,977.8	Rs.	599,942.5
Capital work- in-progress														70,122.5

Total													Rs.	670,065.0

Notes:

1.	Net carrying amounts of property, plant and equipment under finance lease arrangements were as follows:

	As at March 31,
	2017		2017		2016
	(In millions)
Land	US$	—	Rs.	—		Rs.247.0
Buildings		17.6		1,139.7		1,146.2
Plant and equipment		8.6		559.2		1,343.3
Computers		2.4		155.2		229.1

Total	US$	28.6	Rs.	1,854.1	Rs.	2,965.6

2.	Land and buildings includes freehold land of Rs. 24,921.4 million and Rs. 28,868.0 million as at March 31, 2017 and 2016, respectively.

3.	Capital work-in progress as at March 31, 2014, included building under construction at Singur in West Bengal of Rs. 3,098.8 million for the purpose of manafucuring automobiles. The Company had initially set up its Nano project in Singur, West Bengal under a lease agreement with the West Bengal Industrial Development Corporation, or WBIDC. In October 2008, the Company moved the Nano project to Sanand in Gujarat. In June 2011, the newly elected Government of West Bengal (State Government) enacted a law canceling the land lease agreement at Singur, and took over possession of the land. The Company challenged the constitutional validity of the law. In June 2012, the Calcutta High Court declared the law unconstitutional and restored the Company’s rights under the land lease agreement. The State Government filed an appeal in the Supreme Court of India in August 2012.

During the year ended March 31, 2015, the Company made a provision for carrying capital cost of buildings at Singur amounting to Rs. 3,098.8 million.

In August 2016, the Supreme Court of India ordered the State Government to return the land to the farmers from whom WBIDC acquired the land. Following this decision, the Company decided to pursue the indemnities provided by WBIDC as lessor. WBIDC did not respond positively, and pursuant to the lease agreement, the Company is currently taking steps to commence the arbitration.

4.	In Fiscal 2017, the Company revised the useful life of certain plant and equipment resulting in an additional depreciation of Rs. 7,037.2 million.

13.	Leases

The Company has taken land, buildings, plant and equipment, computers and furniture and fixtures under operating and finance leases. The following is the summary of future minimum lease rental payments under non-cancellable operating leases and finance leases entered into by the Company:

	As at March 31,
	2017						2016
	Operating		Finance				Operating		Finance
	Minimum Lease Payments		Minimum Lease Payments		Present value of minimum lease payments		Minimum Lease Payments		Minimum Lease Payments		Present value of minimum lease payments
	(In millions)
Not later than one year	Rs.	6,597.7	Rs.	258.2	Rs.	221.3	Rs.	5,031.9	Rs.	611.8	Rs.	572.2
Later than one year but not later than five years		17,871.4		417.1		338.1		7,843.6		587.7		533.1
Later than five years		14,645.5		372.2		202.0		13,094.6		381.8		157.3

Total minimum lease commitments	Rs.	39,114.6	Rs.	1,047.5	Rs.	761.4	Rs.	25,970.1	Rs.	1,581.3	Rs.	1,262.6
	US$	603.2	US$	16.2	US$	11.7
Less: future finance charges			Rs.	(286.1)					Rs.	(318.7)

Present value of minimum lease payments			Rs.	761.4					Rs.	1,262.6

Included in the financial statements as:
Other financial liabilities — current (refer note 20)					Rs.	221.3					Rs.	572.2
Other financial liabilities — non-current (refer note 21)						540.1						690.4

					Rs.	761.4					Rs.	1,262.6

					US$	11.7

Total operating lease rent expenses were Rs. 8,224.8 million, Rs. 7,740.3 million and Rs. 7,185.6 million for the years ended March 31, 2017, 2016 and 2015, respectively.

14.	Goodwill

	As at March 31,
	2017		2017		2016
	(In millions)
Balance at the beginning	US$	117.2		Rs.7,598.0		Rs.7,319.5
Impairment		(2.2)		(142.5)		—
Currency translation differences		(11.2)		(722.3)		278.5

Balance at the end	US$	103.8	Rs.	6,733.2	Rs.	7,598.0

As at March 31, 2017, goodwill of Rs. 1,154.1 million and Rs. 5,579.1 million relates to “Tata and other brand vehicles including financing thereof” and “others” segment respectively. As at March 31, 2016, goodwill of Rs. 1,309.8 million and Rs. 6,288.2 million relates to “Tata and other brand vehicles including financing thereof” and “others” segment, respectively.

As at March 31, 2017, goodwill of Rs. 5,579.1 million has been allocated to software consultancy and services cash generating unit. The recoverable amount of the cash generating unit has been determined based on value in use. Value in use has been determined based on future cash flows, after considering current economic conditions and trends, estimated future operating results, growth rates and anticipated future economic conditions.

As at March 31, 2017, the estimated cash flows for a period of 5 years were developed using internal forecasts, and a pre-tax discount rate of 11.78%. The cash flows beyond 5 years have been extrapolated assuming 2% growth rates. The management believes that any reasonably possible change in the key assumptions would not cause the carrying amount to exceed the recoverable amount of the cash generating unit.

15.	Intangible assets

Intangible assets consist of the following:

	Software		Patents and technological know how		Customer related		Intellectual property rights and other intangibles		Product development		Indefinite life trademarks and brands	Total
	(In millions)
Cost as at April 1, 2016	Rs.	59,652.4	Rs.	15,255.7	Rs.	6,050.0	Rs.	820.8	Rs.	499,825.3	Rs. 59,021.8	Rs.	640,626.0
Additions		7,991.3		17.9		—		1,294.3		75,330.0	—		84,633.5
Currency translation differences		(8,214.7)		(2,136.7)		(884.0)		(165.1)		(70,353.9)	(8,986.8)		(90,741.2)
Fully amortized not in use		(7,300.6)		—		—		—		(36,471.8)	—		(43,772.4)

Cost as at March 31, 2017		52,128.4		13,136.9		5,166.0		1,950.0		468,329.6	50,035.0		590,745.9
Accumulated Amortization as at April 1, 2016		(24,918.1)		(11,499.5)		(2,282.7)		(397.1)		(193,706.3)	—		(232,803.7)
Amortization for the year		(7,597.3)		(1,316.7)		(289.7)		(10.6)		(78,634.2)	—		(87,848.5)
Write down of assets		—		—		—		—		(310.4)	—		(310.4)
Currency translation differences		3,066.6		1,855.7		318.0		11.5		28,346.8	—		33,598.6
Fully amortized not in use		7,300.6		—		—		—		36,471.8	—		43,772.4
Accumulated Depreciation as at March 31, 2017		(22,148.2)		(10,960.5)		(2,254.4)		(396.2)		(207,832.3)	—		(243,591.6)

Net carrying amount as at March 31, 2017	Rs.	29,980.2		Rs.2,176.4	Rs.	2,911.6	Rs.	1,553.8	Rs.	260,497.3	Rs. 50,035.0	Rs.	347,154.3
Capital work-in-progress													224,359.5

Total												Rs.	571,513.8

												US$	8,812.9

Cost as at April 1, 2015	Rs.	43,582.8	Rs.	14,530.6	Rs.	5,867.5	Rs.	811.4	Rs.	402,362.8	Rs. 57,164.8	Rs.	524,319.9
Additions		16,378.7		281.8		—		—		133,877.9	—		150,538.4
Write down of assets		—		—		—		—		(9,077.2)	—		(9,077.2)
Currency translation differences		800.9		443.3		182.5		9.4		8,262.5	1,857.0		11,555.6
Disposal		(1,110.0)		—		—		—		—	—		(1,110.0)
Fully amortized not in use		—		—		—		—		(35,600.7)	—		(35,600.7)

Cost as at March 31, 2016		59,652.4		15,255.7		6,050.0		820.8		499,825.3	59,021.8		640,626.0
Accumulated Depreciation as at April 1, 2015		(18,085.1)		(9,783.4)		(1,952.8)		(349.4)		(155,293.7)	—		(185,464.4)
Amortization for the year		(7,520.1)		(1,466.7)		(276.6)		(37.2)		(79,131.8)	—		(88,432.4)
Write down of assets		—		—		—		—		8,041.1	—		8,041.1
Currency translation differences		(262.0)		(249.4)		(53.3)		(10.5)		(2,922.6)	—		(3,497.8)
Disposal		949.1		—		—		—		—	—		949.1
Fully amortized not in use		—		—		—		—		35,600.7	—		35,600.7
Accumulated Depreciation as at March 31, 2016		(24,918.1)		(11,499.5)		(2,282.7)		(397.1)		(193,706.3)	—		(232,803.7)

Net carrying amount as at March 31, 2016	Rs.	34,734.3	Rs.	3,756.2	Rs.	3,767.3	Rs.	423.7	Rs.	306,119.0	Rs. 59,021.8	Rs.	407,822.3
Capital work-in-progress													192,492.4

Total												Rs.	600,314.7

1.	The useful life of trademarks and brands in respect of the acquired Jaguar Land Rover businesses have been determined to be indefinite as the Company expects to generate future economic benefits indefinitely from these assets.

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

The estimated cash flows for a period of five years were developed using internal forecasts, and a pre-tax discount rate of 10.9%. The cash flows beyond five years have been extrapolated assuming 1.9% growth rate. The management believes that any reasonably possible change in the key assumptions would not cause the carrying amount to exceed the recoverable amount of the cash generating unit.

2.	During the year ended March 31, 2014, legislation was enacted that allows United Kingdom (UK) companies to elect for the Research and Development Expenditure Credit (RDEC) on qualifying expenditures incurred since April 1, 2013, instead of the existing super-deduction rules. As a result of this election by the Company’s subsidiary in the UK, Rs. 7,626.7 million, Rs. 6,509.0 million and Rs. 6,458.1 million of the RDEC, for the years ended March 31, 2017, 2016 and 2015, respectively, the proportion relating to capitalized product development expenditure, have been off set against these assets. The remaining Rs. 3,331.1 million, Rs. 3,747.6 million and Rs. 2,908.6 million for the years ended March 31, 2017, 2016 and 2015, respectively, have been recognized as miscellaneous income, a component of other income/(loss) (net).

3.	In Fiscal 2017, the Company revised useful life of certain intangible assets resulting in an additional amortization of Rs.2,003.5 million.

4.	The Company discontinued development of certain product development programs in capital work in progress and consequently written off Rs.9,176.6 million and Rs.6,538.5 million for the years ended March 31, 2017 and 2016, respectively (included in other income/(loss) (net)).

16.	Investments in equity accounted investees:

(a)	Associates:

The Company has no material associates as at March 31, 2017. The aggregate summarized financial information in respect of the Company’s immaterial associates that are accounted for using the equity method is set forth below.

	As at March 31,
	2017		2017		2016
	(In millions)
Carrying amount of the Company’s interest in associates	US$	134.6	Rs.	8,726.3	Rs.	5,265.7

	Year ended March 31,
	2017		2017		2016		2015
	(In millions)
Company’s share of profit/(loss) in associates*	US$	17.1	Rs.	1,109.3	Rs.	(214.0)	Rs.	(632.7)
Company’s share of other comprehensive income in associates		(2.4)		(155.1)		(84.5)		95.1
Company’s share of total comprehensive income in associates	US$	14.7	Rs.	954.2	Rs.	(298.5)	Rs.	(537.6)

(i)	Fair value of investment in an equity accounted associate for which published price quotation is available, which is a level 1 input, was Rs. 1,922.2 million and Rs. 1,278.0 million as at March 31, 2017 and 2016, respectively. The carrying amount as at March 31, 2017 and 2016, was Rs. 1,368.4 million and Rs. 1,350.4 million, respectively.

(ii)	During the year ended March 31, 2017,

(a)	loan to equity accounted investee got converted into equity shares of Rs. 1,600.0 million at fair value

(b)	the Company purchased 32% of the Ordinary share capital of CloudCar Inc. for GBP 12 million (Rs. 1,052.0 million).

(c)	the Company purchased 33% of the Ordinary share capital of Synaptiv Limited for GBP 0.2 million (Rs. 17.5 million).

(b)	Joint ventures:

(i)	Details of the Company’s material joint venture as at March 31, 2017 are as follows:

	Principal activity	Principal place of the business	% holding as at March 31,
Name of joint venture			2017	2016
Chery Jaguar Land Rover Automotive Co. Limited (Chery)	Manufacture and assembly of vehicles	China	50%	50%

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

	As at March 31,
	2017		2017		2016
	(In millions)
Current assets	US$	1,173.2	Rs.	76,082.8	Rs.	66,578.1
Non-current assets		1,365.1		88,525.6		77,640.9
Current liabilities		(1,166.5)		(75,650.7)		(58,609.6)
Non-current liabilities		(219.7)		(14,249.7)		(20,580.3)
The above amounts of assets and liabilities include the following:
Cash and cash equivalents		775.0		50,258.5		42,953.5
Current financial liabilities (excluding trade and other payables and provisions)		(0.30)		(17.0)		(3,340.8)
Non-current financial liabilities (excluding trade and other payables and provisions)		(218.5)		(14,168.8)		(20,580.3)
Share of net assets of material joint venture		576.0		37,354.0		32,514.6
Other consolidation adjustments		(10.3)		(667.9)		(642.3)
Carrying amount of the Company’s interest in joint venture	US$	565.7	Rs.	36,686.1	Rs.	31,872.3

	Year ended March 31,
	2017		2017		2016		2015
	(In millions)
Revenue	US$	2,923.7	Rs.	189,601.3	Rs.	109,048.6	Rs.	15,578.4
Net income/(loss)		421.3		27,320.6		11,866.4		(1,365.2)
Other comprehensive income		—		—		—		—
Total comprehensive income for the year		421.3		27,320.6		11,866.4		(1,365.2)

The above net income includes the following:
Depreciation and amortization		141.9		9,201.1		5,720.1		1,577.6
Interest income		(15.3)		(993.2)		(789.0)		(788.8)
Interest expense (net)		10.9		706.6		986.2		295.8
Income tax expense/(credit)	US$	139.0		Rs. 9,014.4		Rs. 4,339.4		Rs. (591.6)

Reconciliation of above summarized financial information to the carrying amount of the interest in the joint venture recognized in the consolidated financial statements:

	As at March 31,
	2017		2017		2016
	(In millions)
Net assets of the joint venture	US$	1,152.0	Rs.	74,708.0	Rs.	65,029.1
Proportion of the Company’s interest in joint venture		576.0		37,354.0		32,514.6
Other consolidation adjustments		(10.3)		(667.9)		(642.3)

Carrying amount of the Company’s interest in joint venture	US$	565.7	Rs.	36,686.1	Rs.	31,872.3

During the year ended March 31, 2017, a dividend of Rs. 5,928.8 million was received by a subsidiary in UK from Chery Jaguar Land Rover Automotive Co. Ltd. (2016: Nil)

(ii)	The aggregate summarized financial information in respect of the Company’s immaterial joint ventures that are accounted for using the equity method is set forth below.

	As at March 31,
	2017		2017	2016
	(In millions)
Carrying amount of the Company’s interest in joint ventures	US$	10.0	Rs.647.7	Rs.501.5

	Year ended March 31,
	2017		2017		2016		2015
	(In millions)
Company’s share of profit/(loss) in joint ventures*	US$	4.3	Rs.	276.5	Rs.	207.4	Rs.	97.1
Company’s share of other comprehensive income in joint ventures		(2.0)		(130.3)		—		—
Company’s share of total comprehensive income in joint ventures	US$	2.3	Rs.	146.2	Rs.	207.4	Rs.	97.1

(c)	Summary of carrying amount of the Company’s interest in equity accounted investees:

	As at March 31,
	2017		2017		2016
	(In millions)
Carrying amount in immaterial associates	US$	134.6	Rs.	8,726.3	Rs.	5,265.6
Carrying amount in material joint venture		565.7		36,686.1		31,872.3
Carrying amount in immaterial joint ventures		10.0		647.7		501.5

Total	US$	710.3	Rs.	46,060.1	Rs.	37,639.4

(d)	Summary of Company’s share of profit/(loss) in equity accounted investees:

	Year ended March 31,
	2017		2017		2016		2015
	(In millions)
Share of profit/(loss) in immaterial associates	US$	17.1	Rs.	1,109.3	Rs.	(214.0)	Rs.	(632.7)
Share of profit/(loss) in material joint venture		210.6		13,660.3		5,933.2		(682.6)
Share of profit/(loss) on other adjustments in material joint venture		(1.8)		(116.1)		(151.9)		(530.1)
Share of profit/(loss) in immaterial joint ventures		4.3		276.5		207.4		97.1

Total		US$ 230.2	Rs.	14,930.0	Rs.	5,774.7	Rs.	(1,748.3)

(e)	Summary of Company’s share of other comprehensive income in equity accounted investees:

	Year ended March 31,
	2017		2017		2016		2015
	(In millions)
Share of other comprehensive income in immaterial associates	US$	(0.6)	Rs.	(40.0)	Rs.	(84.5)	Rs.	95.1
Currency translation differences-immaterial associates		(1.8)		(115.1)		—		—
Currency translation differences-material joint venture		(43.2)		(2,801.6)		358.5		1,071.1
Currency translation differences-immaterial joint ventures		(2.0)		(130.3)		8.4		(23.2)

Total	US$	(47.6)	Rs.	(3,087.0)	Rs.	282.4	Rs.	1,143.0

*	Company’s share of profit/(loss) of the equity accounted investees has been determined after giving effect for the subsequent amortization/depreciation and other adjustments arising on account of fair value adjustments made to the identifiable net assets of the equity accounted investee as at the date of acquisition and other adjustment (mainly unrealized profits on inventories) arising under the equity method of accounting.

17.	Income taxes

The domestic and foreign components of net income before income tax:

	Year ended March 31,
	2017		2017		2016		2015
	(In millions)
Net income before income taxes
India	US$	(717.3)	Rs.	(46,507.6)	Rs.	(19,696.5)	Rs.	(62,451.7)
Other than India		2,226.9		144,412.0		144,081.4		260,683.8

Total	US$	1,509.6	Rs.	97,904.4	Rs.	124,384.9	Rs.	198,232.1

The domestic and foreign components of income tax expense:

	Year ended March 31,
	2017		2017		2016		2015
	(In millions)
Current taxes
India	US$	28.4	Rs.	1,842.8	Rs.	762.3	Rs.	1,014.9
Other than India		455.4		29,531.1		17,608.2		37,660.5
Deferred taxes
India		47.9		3,111.6		1,862.7		9,134.7
Other than India		18.3		1,184.5		7,279.5		21,339.6

Total income tax expense	US$	550.0	Rs.	35,670.0	Rs.	27,512.7	Rs.	69,149.7

The reconciliation of estimated income tax to income tax expense is as follows:

	Year ended March 31,
	2017		2017		2016		2015
	(In millions)
Income before income taxes	US$	1,509.6	Rs.	97,904.4	Rs.	124,384.9	Rs.	198,232.1

Income tax expense at tax rates applicable to individual entities		219.9		14,260.2		23,634.1		38,245.2
Additional deduction for patent, research and product development cost		(115.0)		(7,455.8)		(14,494.0)		(7,202.9)
Items (net) not deductible for tax/not liable to tax:
- foreign currency (gain)/loss relating to loans and deposits (net)		(11.4)		(739.8)		1,140.6		1,046.3
- interest, loss on conversion option and other expenses relating to borrowings for investment		8.2		531.0		1,203.7		1,536.5
- Dividend from subsidiaries, joint operations, equity accounted investees and available-for-sale investments		0.4		27.1		1,345.3		(83.8)
Tax effect on shares repurchased by a wholly-owned subsidiary		—		—		—		4,468.7
Undistributed earnings of subsidiaries, joint operations and equity accounted investees		63.8		4,134.3		5,402.2		7,804.6
Deferred tax assets not recognized because realization is not probable		452.9		29,372.1		13,288.8		20,932.5
Utilization/credit of unrecognized tax losses, unabsorbed depreciation and other tax benefits		(45.5)		(2,950.5)		(843.2)		(596.8)
Profit on sale of business by a subsidiary to another subsidiary		62.9		4,078.9		—		—
Profit on sale of investments to wholly owned subsidiaries		—		—		550.3		—
Previously recognized deferred tax assets written down		—		—		—		7,771.8
Tax on share of (profit)/loss of equity accounted investees (net)		(48.5)		(3,146.7)		(1,137.6)		333.7
Impact of change in statutory tax rates		(87.7)		(5,684.6)		(5,930.6)		(7,999.7)
Others		50.0		3,243.8		3,353.1		2,893.6

Income tax expense reported	US$	550.0	Rs.	35,670.0	Rs.	27,512.7	Rs.	69,149.7

The United Kingdom (U.K.) Finance Act 2015 was enacted during the year ended March 31, 2016 which included provision for a reduction in the UK corporation tax rate from 20% to 19% with effect from April 1, 2017 and to 18% with effect from April 1, 2020.

The UK Finance Act 2016 was enacted during the year ended March 31, 2017 which included provisions for a further reduction in the UK Corporation tax rate to 17% with effect from April 1, 2020. Accordingly, UK deferred tax has been recognised at the rates applicable when the temporary differences are expected to reverse.

Significant components of deferred tax assets and liabilities for the year ended March 31, 2017 are as follows:

	Opening balance		Recognized in profit or loss		Recognized in /reclassified from other comprehensive income		Closing balance
	(In millions)
Deferred tax assets:
Depreciation carry forwards	Rs.	19,432.6	Rs.	489.0	Rs.	(0.6)	Rs.	19,921.0
Business loss carry forwards		34,321.9		(4,177.0)		(2,635.6)		27,509.3
Expenses deductible in future years:
- provisions, allowances for doubtful receivables and others		33,149.5		(5,127.0)		(1,198.3)		26,824.2
Compensated absences and retirement benefits		11,859.0		(6.2)		9,876.8		21,729.6
Minimum alternate tax carry-forward		582.6		166.6		—		749.2
Property, plant and equipment		2,109.3		(738.1)		(252.2)		1,119.0
Derivative financial instruments		22,966.4		(1,917.7)		23,240.7		44,289.4
Unrealized profit on inventory		12,233.4		5,519.4		(2,056.4)		15,696.4
Others		5,745.0		3,044.4		(804.1)		7,985.3

Total deferred tax assets	Rs.	142,399.7	Rs.	(2,746.6)	Rs.	26,170.3	Rs.	165,823.4

Deferred tax liabilities:
Property, plant and equipment		16,117.2		(1,787.8)		5.9		14,335.3
Intangible assets		115,877.7		2,879.2		(13,908.0)		104,848.9
Undistributed earnings in subsidiaries, joint operations and equity accounted investees		13,436.3		480.7 *		(540.7)		13,376.3
Fair valuation of retained interest in a subsidiary subsequent to disposal of controlling equity interest		169.5		—		—		169.5
Derivative financial instruments		40.4		200.2		(9.4)		231.2
Others		624.1		(222.8)		45.6		446.9

Total deferred tax liabilities	Rs.	146,265.2	Rs.	1,549.5	Rs.	(14,406.6)	Rs.	133,408.1

Net assets/(liabilities)	Rs.	(3,865.5)	Rs.	(4,296.1)	Rs.	40,576.9	Rs.	32,415.3

	US$	(59.6)	US$	(66.2)	US$	625.6	US$	499.8

Deferred tax assets					US$	681.9	Rs.	44,221.7
Deferred tax liabilities					US$	(182.1)	Rs.	(11,806.4)

*	Net off Rs. 3,653.6 million reversed on dividend distribution by subsidiaries.

As at March 31, 2017, unrecognized deferred tax assets amount to Rs.38,889 million and Rs.60,769 million, which can be carried forward indefinitely and up to a specified period, respectively. These relate primarily to business losses, depreciation carry forwards and other deductible temporary differences. The deferred tax asset has not been recognized on the basis that its recovery is not probable in the foreseeable future.

Unrecognized deferred tax assets expire unutilized based on the year of origination as follows:

March 31,	In millions
2018	Rs.	263.5	US$	4.1
2019		327.3		5.0
2020		428.7		6.6
2021		4,630.9		71.4
2022		4181.5		64.5
Thereafter	Rs.	50,937.1	US$	785.5

The Company has not recognized deferred tax liability on undistributed profits of certain subsidiaries amounting to Rs. 409,655.3 million because it is able to control the timing of the reversal of temporary differences associated with such undistributed profits and it is probable that such differences will not reverse in the foreseeable future.

Significant components of deferred tax assets and liabilities for the year ended March 31, 2016 are as follows:

	Opening balance		Recognized in profit or loss		Recognized in /reclassified from other comprehensive income		Closing balance
	(In millions)
Deferred tax assets:
Depreciation carry forwards	Rs.	15,844.4	Rs.	3,588.2	Rs.	—	Rs.	19,432.6
Business loss carry forwards		38,184.0		(4,717.0)		854.9		34,321.9
Expenses deductible in future years:
- provisions, allowances for doubtful receivables and others		34,102.7		(1,660.3)		707.1		33,149.5
Compensated absences and retirement benefits		18,693.1		3,795.6		(10,629.7)		11,859.0
Minimum alternate tax carry-forward		898.7		(316.1)		—		582.6
Property, plant and equipment		861.8		1,276.4		(28.9)		2,109.3
Derivative financial instruments		24,151.0		(437.6)		(747.0)		22,966.4
Unrealized profit on inventory		13,565.7		(1,745.9)		413.6		12,233.4
Others		4,162.1		1,384.4		198.5		5,745.0

Total deferred tax assets	Rs.	150,463.5	Rs.	1,167.7	Rs.	(9,231.5)	Rs.	142,399.7

Deferred tax liabilities:
Property, plant and equipment		15,819.9		293.2		4.1		16,117.2
Intangible assets		102,641.2		11,071.7		2,164.8		115,877.7
Undistributed earnings of subsidiaries joint operations and equity accounted investees		14,265.4		(1,122.2)*		293.1		13,436.3
Fair valuation of retained interest in a subsidiary subsequent to disposal of controlling equity interest		169.5		—		—		169.5
Derivative financial instruments		17.5		(2.7)		25.6		40.4
Others		538.0		69.9		16.2		624.1

Total deferred tax liabilities	Rs.	133,451.5	Rs.	10,309.9	Rs.	2,503.8	Rs.	146,265.2

Net assets/(liabilities)	Rs.	17,012.0	Rs.	(9,142.2)	Rs.	(11,735.3)	Rs.	(3,865.5)
Deferred tax assets							Rs.	39,575.9
Deferred tax liabilities							Rs.	(43,441.4)

*	Net of Rs. 6,524.4 million reversed on dividend distribution by subsidiaries.

Significant components of deferred tax assets and liabilities for the year ended March 31, 2015 are as follows:

	Opening balance		Recognized in profit or loss		Recognized in /reclassified from other comprehensive income		Closing balance
	(In millions)
Deferred tax assets:
Depreciation carry forwards	Rs.	15,428.6	Rs.	415.8	Rs.	—	Rs.	15,844.4
Business loss carry forwards		59,116.8		(19,369.2)		(1,563.6)		38,184.0
Expenses deductible in future years:
- provisions, allowances for doubtful receivables and others		30,192.5		4,330.8		(420.6)		34,102.7
Compensated absences and retirement benefits		14,627.8		(2,100.3)		6,165.6		18,693.1
Minimum alternate tax carry-forward		7,879.2		(6,980.5)		—		898.7
Property, plant and equipment		7,416.6		(6,496.1)		(58.7)		861.8
Derivative financial instruments		—		3,192.5		20,958.5		24,151.0
Unrealized profit on inventory		13,893.7		705.7		(1,033.7)		13,565.7
Others		2,577.4		1,743.2		(158.5)		4,162.1

Total deferred tax assets	Rs.	151,132.6	Rs.	(24,558.1)	Rs.	23,889.0	Rs.	150,463.5

Deferred tax liabilities:
Property, plant and equipment		15,231.1		595.4		(6.6)		15,819.9
Intangible assets		93,076.0		15,601.4		(6,036.2)		102,641.2
Undistributed earnings in subsidiaries, joint operations and equity accounted investees		24,096.4		(9,414.2)*		(416.8)		14,265.4
Fair valuation of retained interest in a subsidiary subsequent to disposal of controlling equity interest		169.5		—		—		169.5
Derivative financial instruments		13,342.1		3.1		(13,327.7)		17.5
Others		1,338.8		(869.5)		68.7		538.0

Total deferred tax liabilities	Rs.	147,253.9	Rs.	5,916.2	Rs.	(19,718.6)	Rs.	133,451.5

Net assets/(liabilities)	Rs.	3,878.7	Rs.	(30,474.3)	Rs.	43,607.6	Rs.	17,012.0
Deferred tax assets							Rs.	40,478.8
Deferred tax liabilities							Rs.	(23,466.8)

*	Net of Rs. 10,949.8 million reversed on dividend distributions by subsidiaries and Rs. 6,269.0 million relating to withholding tax released as a result of changes in tax rates and laws expected to apply to future repatriation of inter-company dividends.

18.	Short-term borrowings and current portion of long-term debt

Short-term borrowings and current portion of long-term debt consist of the following:

	As at March 31,
	2017		2017		2016
			(In millions)
Commercial paper	US$	1,261.3	Rs.	81,796.7	Rs.	46,519.6
Loans from banks/financial institutions		867.3		56,242.7		67,718.2
Inter-corporate deposits		8.6		560.0		270.0
Current portion of long-term debt (refer note 19)		631.1		40,927.3		73,348.7

Total	US$	2,768.3	Rs.	179,526.7	Rs.	187,856.5

For details of carrying amount of assets pledged as security for secured borrowings refer note 36.

19.	Long-term debt

Long-term debt consists of the following:

	As at March 31,
	2017		2017		2016
			(In millions)
Non-convertible debentures	US$	2,238.5	Rs.	145,163.4	Rs.	111,317.2
Collateralized debt obligations		158.4		10,271.2		400.7
Buyers credit from banks at floating interest rate		234.2		15,190.7		15,106.0
Loan from banks/financial institutions		1,964.7		127,410.4		148,263.5
Senior notes		5,278.0		342,278.1		295,360.8
Others		96.5		6,258.0		7,411.8

Total		9,970.3		646,571.8		577,860.0
Less: current portion (refer note 18)		631.1		40,927.3		73,348.7

Long-term debt	US$	9,339.2	Rs.	605,644.5	Rs.	504,511.3

Collateralized debt obligations

These represent amount received against finance receivables securitized/assigned, which does not qualify for derecognition.

Non-convertible debentures

The interest rate on non-convertible debentures range from 7.5% to 10.30%.

Buyers credit

The buyers line of credit from banks is repayable within four years from drawdown dates.

Loan from banks / financial institutions

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

Details of the tranches of the senior notes outstanding at March 31, 2017 are as follows:

Issued on	Currency	Initial Principal amounts (in millions)	Outstanding Principal amounts (in millions)	Outstanding (In millions)				Interest rate	Redeemable on
				As at March 31,
				2017		2016
January 2013	USD	500	500	Rs.	32,096.3	Rs.	32,918.5	5.625%	February 2023
February 2015	GBP	400	400		32,108.4		37,814.0	3.875%	March 2023
January 2014	GBP	400	400		32,027.6		37,846.0	5.000%	February 2022
May 2011	USD	410	84		—		5,503.2	8.125%	May 2021
March 2015	USD	500	500		32,298.6		32,980.2	3.500%	March 2020
December 2013	USD	700	700		45,185.2		46,415.5	4.125%	December 2018
October 2014	USD	500	500		32,314.8		33,006.7	4.250%	November 2019
January 2017	GBP	300	300		24,065.2		—	2.750%	January 2021
January 2017	EUR	650	650		44,668.8		—	2.200%	January 2024

Total				Rs.	274,764.9	Rs.	226,484.1

Details of the tranches of the senior notes repaid in the year ended March 31, 2017 are as follows:

•	GBP 84 million senior notes due 2021 at a coupon of 8.125% per annum – issued May 2011

Details of the tranches of the senior notes repaid in the year ended March 31, 2016 are as follows:

•	GBP 58 million senior notes due 2020 at a coupon of 8.250% per annum – issued March 2012

These senior notes are subject to customary covenants and events of defult, which include, among other things, restrictions or limitations on the amount of cash which can be transferred outside the Jaguar Land Rover group of companies in the form of dividends, loans or investments.

Senior notes (SGX-ST listed debt)

The senior notes of Tata Motors Limited and TML Holdings Pte Ltd are listed on the SGX-ST market, which is a listed market regulated by the Singapore Stock Exchange.

Details of the tranches of the senior notes outstanding at March 31, 2017 are as follows:

Issued on	Currency	Initial Principal amounts (in millions)	Outstanding Principal amounts (in millions)	Outstanding (In millions)				Interest rate	Redeemable on
				As at March 31,
				2017		2016
October 2014	USD	250	250	Rs.	16,087.8	Rs.	16,412.5	5.750%	October 2024
May 2014	USD	300	300		19,249.8		19,639.1	5.750%	May 2021
October 2014	USD	500	500		32,175.6		32,825.1	4.625%	April 2020

Total				Rs.	67,513.2	Rs.	68,876.7

During the year ended March 31, 2016, TML Holdings Pte Ltd has refinanced the existing SGD 350 million 4.25% senior notes due in May 2018 by a new syndicated loan of USD 250 million maturing in March 2020, which has been disclosed under loans from banks/financial institutions.

For details of carrying amount of assets pledged as security for secured borrowings refer note 36.

20.	Other financial liabilities – current

Other current financial liabilities consist of the following:

	As at March 31,
	2017		2017		2016
			(In millions)
Liability towards vehicles sold under repurchase arrangements	US$	436.1	Rs.	28,283.8	Rs.	25,504.4
Interest accrued but not due		145.4		9,432.4		9,657.3
Lease liabilities		3.4		221.3		572.2
Derivative financial instruments		2,198.6		142,579.5		64,823.2
Deferred payment liability		10.8		700.8		645.0
Unclaimed matured fixed deposits		1.9		126.2		166.9
Others		13.4		858.0		572.8

Total	US$	2,809.6	Rs.	182,202.0	Rs.	101,941.8

21.	Other financial liabilities – non-current

Other financial liabilities non-current consist of the following:

	As at March 31,
	2017		2017		2016
	(In millions)
Lease liabilities	US$	8.3	Rs.	540.1	Rs.	690.4
Deferred payment liability		—		—		700.8
Derivative financial instruments		1,736.2		112,595.7		77,441.1
Employee separation liability		11.2		723.6		777.2
Retention money, security deposits and others		12.4		804.9		489.5

Total	US$	1,768.1	Rs.	114,664.3	Rs.	80,099.0

22.	Provisions

Provisions consist of the following:

	As at March 31,
	2017		2017			2016
	(In millions)
Current
Product warranty	US$	720.2	Rs.	46,706.4		Rs.	47,190.7
Legal and product liability		135.8		8,809.6			7,583.7
Provision for residual risk		8.5		548.0			574.2
Provision for environmental liability		14.9		965.8			689.9
Employee related and other provisions		16.2		1,052.9	*		2,119.7	*

Total-Current	US$	895.6	Rs.	58,082.7		Rs.	58,158.2

Non-current
Employee benefits obligations	US$	113.0	Rs.	7,329.7		Rs.	7,702.0
Product warranty		1,134.8		73,592.6			67,959.2
Legal and product liability		59.3		3,845.2			—
Provision for residual risk		33.8		2,190.7			1,234.2
Provision for environmental liability		27.4		1,780.0			2,221.5
Other provisions		19.9		1,286.9			125.7

Total-Non-current	US$	1,388.2	Rs.	90,025.1		Rs.	79,242.6

*	Includes provision towards employee claims in foreign subsidiaries.

	Year ended March 31,
	2017		2017		2017		2017
	Product Warranty				Legal and product Liability
	(In millions)
Balance at the beginning	US$	1,775.6	Rs.	115,149.9	US$	116.9	Rs.	7,583.7
Provision made during the year		1,196.4		77,586.6		127.7		8,279.9
Provision used during the year		(867.2)		(56,279.3)		(24.9)		(1,613.0)
Impact of discounting		30.7		1,991.0		—		—
Impact of foreign exchange translation		(279.9)		(18,149.2)		(24.6)		(1,595.8)

Balance at the end	US$	1,855.0	Rs.	120,299.0	US$	195.1	Rs.	12,654.8

Current	US$	720.2	Rs.	46,706.4	US$	135.8	Rs.	8,809.6
Non-current	US$	1,134.8	Rs.	73,592.6	US$	59.3	Rs.	3,845.2

	Year ended March 31,
	2017		2017		2017		2017
	Provision for residual risk				Provision for environmental liability
	(In millions)
Balance at the beginning	US$	27.9	Rs.	1,808.4	US$	44.9	Rs.	2,911.4
Provision made during the year		23.9		1,551.6		4.6		298.2
Provision reversed during the year		—		—		—		—
Provision used during the year		(6.9)		(447.1)		—		—
Impact of foreign exchange translation		(2.6)		(174.2)		(7.2)		(463.8)

Balance at the end	US$	42.3	Rs.	2,738.7	US$	42.3	Rs.	2,745.8

Current	US$	8.5	Rs.	548.0	US$	14.9	Rs.	965.8
Non-current	US$	33.8	Rs.	2,190.7	US$	27.4	Rs.	1,780.0

23.	Other current liabilities

Other current liabilities consist of the following:

	As at March 31,
	2017		2017		2016
	(In millions)
Liability for advances received	US$	263.9	Rs.	17,111.5	Rs.	21,629.5
Statutory dues		410.0		26,589.3		24,434.0
Deferred revenue		218.6		14,173.3		11,186.1
Others		42.1		2,731.1		2,055.0

Total	US$	934.6	Rs.	60,605.2	Rs.	59,304.6

Statutory dues include sales tax, excise duty and other taxes payable.

24.	Other liabilities - non-current

Other liabilities non-current consist of the following:

	As at March 31,
	2017		2017		2016
	(In millions)
Employee benefit obligations	US$	1,848.0	Rs.	119,840.3	Rs.	55,475.4
Deferred revenue		461.9		29,956.2		19,802.2
Others		46.0		2,980.8		1,683.4

Total	US$	2,355.9	Rs.	152,777.3	Rs.	76,961.0

25.	Equity

Ordinary shares and ‘A’ Ordinary shares

The movement of number of shares and share capital is as follows:

	Year ended March 31,
	2017							2016						2015
	Ordinary shares			‘A’ Ordinary shares				Ordinary shares			‘A’ Ordinary shares			Ordinary shares			‘A’ Ordinary shares
	No. of shares	(In millions)		No. of shares	(In millions)			No. of shares	(In millions)		No. of shares	(In millions)		No. of shares	(In millions)		No. of shares	(In millions)

Shares at the beginning	2,887,203,602	Rs.	5,774.8	508,476,704	Rs.	1,017.0		2,736,713,122	Rs.	5,473.8	481,966,945	Rs.	964.0	2,736,713,122	Rs.	5,473.8	481,966,945	Rs.	964.0
Shares issued pursuant to Rights issue	—		—	—		—		150,490,480		301.0	26,509,759.0		53.0	—		—	—		—
Shares issued #	144,826		0.4	25,587		0.00	*	—		—	—		—	—		—	—		—

Shares at the end	2,887,348,428	Rs.	5,775.2	508,502,291	Rs.	1,017.0		2,887,203,602	Rs.	5,774.8	508,476,704	Rs.	1,017.0	2,736,713,122	Rs.	5,473.8	481,966,945	Rs.	964.0

		US$	89.1		US$	15.7

#	Out of shares held in abeyance - Rights issue of 2001, 2008 and 2015 and amount received on unpaid calls.
*	Amounts less than Rs. 50,000

Authorized share capital

Authorized share capital includes 3,500,000,000 Ordinary shares of Rs. 2 each as at March 31, 2017 (3,500,000,000 Ordinary shares of Rs. 2 each as at March 31, 2016 and 2015 ), 1,000,000,000 ‘A’ Ordinary shares of Rs. 2 each as at March 31, 2017 (1,000,000,000 ‘A’ Ordinary shares of Rs. 2 each as at March 31, 2016 and 2015) and 300,000,000 convertible cumulative preference shares of Rs. 100 each as at March 31, 2017 (300,000,000 convertible cumulative preference shares of Rs. 100 each as at March 31, 2016 and 2015).

Issued and subscribed share capital

Share issued includes partly paid up shares of 570 Ordinary shares of Rs. 2 each as at March 31, 2017 and 68,750 Ordinary shares as at Match 31, 2016 and 2015.

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

During the year ended March 31, 2016, the Company allotted 150,490,480 (including 32,049,820 shares underlying the ADSs) Ordinary shares at a premium of Rs. 448 per share aggregating Rs. 67,720.7 million and 26,509,759 ‘A’ Ordinary shares at a premium of Rs. 269 per share, aggregating to Rs. 7,184.1 million, pursuant to the Rights issue.

The rights offer raised Rs.74,904.8 million which were utilized, net of issue expenses, for repayment in full or part, of certain long-term and short-term borrowings, funding of capital expenditure towards property plant and equipment and expenditure relating to research and product development and for general corporate purposes.

26.	Other components of equity

(a)	The movement of Currency translation reserve is as follows:

	Year ended March 31,
	2017		2017		2016		2015
	(In millions)
Balance at the beginning	US$	708.4	Rs.	45,936.6	Rs.	28,887.9	Rs.	70,610.8
Exchange differences arising on translating the net assets of foreign operations (net)		(1,446.9)		(93,822.8)		16,758.7		(42,905.3)
Net change in translation reserve – equity accounted investees (net)		(47.0)		(3,047.0)		290.0		1,182.4

Balance at the end	US$	(785.5)	Rs.	(50,933.2)	Rs.	45,936.6	Rs.	28,887.9

(b)	The movement of Available-for-sale investments reserve is as follows:

	Year ended March 31,
	2017		2017	2016	2015
	(In millions)
Balance at the beginning	US$	4.2	Rs.274.6	Rs.280.6	Rs.800.2
Gain/(loss) arising on revaluation of available-for-sale investments (net)		14.0	905.6	23.9	(340.0)
Income tax relating to gain/loss arising on revaluation of available-for-sale investments (net), where applicable		(0.2)	(16.0)	(16.6)	(18.1)
Cumulative (gain)/loss reclassified to profit or loss on available-for-sale investments (net)		(2.2)	(143.9)	(22.0)	(190.3)
Income tax relating to cumulative gain/loss reclassified to profit or loss on available-for-sale investments (net), where applicable		0.7	42.5	7.6	36.1
Net change in share of available-for-sale investments reserves – equity accounted investees (net)		—	—	1.1	(7.3)

Balance at the end	US$	16.5	Rs.1,062.8	Rs.274.6	Rs.280.6

(c)	The movement of Hedging reserve is as follows:

	Year ended March 31,
	2017		2017		2016		2015
	(In millions)
Balance at the beginning	US$	(1,308.6)	Rs.	(84,860.0)	Rs.	(88,603.2)	Rs.	54,198.2
Gain/(loss) recognized on cash flow hedges		(4,105.8)		(266,264.8)		(12,677.60)		(171,294.0)
Income tax relating to gain/loss recognized on cash flow hedges		785.7		50,952.5		1,982.5		34,149.4
(Gain)/loss reclassified to profit or loss		1,678.0		108,817.5		18,047.9		(7,197.6)
Income tax relating to gain/loss reclassified to profit or loss		(334.4)		(21,683.3)		(3,609.6)		1,540.8

Balance at the end	US$	(3,285.1)	Rs.	(213,038.1)	Rs.	(84,860.0)	Rs.	(88,603.2)

(d)	Summary of Other components of equity:

	As at March 31,
	2017		2017		2016		2015
	(In millions)
Currency translation reserve	US$	(785.5)	Rs.	(50,933.2)	Rs.	45,936.6	Rs.	28,887.9
Available-for-sale investments reserve		16.5		1,062.8		274.6		280.6
Hedging reserve		(3,285.1)		(213,038.1)		(84,860.0)		(88,603.2)

Total	US$	(4,054.1)	Rs.	(262,908.5)	Rs.	(38,648.8)	Rs.	(59,434.7)

27.	Notes to reserves and dividends

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

Dividends

The final dividend is recommended by the Board of Directors and is recorded in the books of account upon its approval by the shareholders. For the year ended March 31, 2016, dividend per share of Rs. 0.20 per Ordinary Share of Rs. 2 each and Rs. 0.30 per ‘A’ Ordinary Shares of Rs. 2 each was declared. The Board of Directors has recommended Nil dividend for Fiscal 2017.

28.	Employee cost

Employee cost consists of the following:

	Year ended March 31,
	2017		2017		2016		2015
	(In millions)
Salaries, wages and welfare expenses	US$	3,937.1	Rs.	255,325.7	Rs.	253,989.3	Rs.	223,594.3
Contribution to provident fund and other funds		435.8		28,262.3		34,128.1		26,806.9

Total	US$	4,372.9	Rs.	283,588.0	Rs.	288,117.4	Rs.	250,401.2

A subsidiary of the Company operates a Long Term Incentive Plan (LTIP) arrangement for certain employees. The scheme provides a cash payment to the employee based on a specific number of phantom shares at grant and the share price of Tata Motors Limited at the vesting date. The cash payment is dependent on the performance of the underlying shares of Tata Motors Limited shares over the 3 year vesting period and continued employment at the end of the vesting period. The fair value of the awards is calculated using a Black-Scholes model at the grant date. The fair value is updated at each reporting date as the awards are accounted for as cash-settled plan. The inputs into the model are based on the Tata Motors Limited historic data, the risk-free rate and the weighted average fair value of shares, in the scheme at the reporting date. The amount expensed in relation to the LTIP was Rs. 701.3 million, Rs. 295.9 million and Rs. 1,577.6 million for the years ended March 31, 2017, 2016 and 2015, respectively. The Company considers these amounts as not material and accordingly has not provided further disclosures as required by IFRS 2 “Share-based Payment”.

29.	Other expenses

Other expenses consist of the following:

	Year ended March 31,
	2017		2017		2016		2015
	(In millions)
Stores, spare parts and tools consumed	US$	373.0	Rs.	24,191.1	Rs.	20,961.9	Rs.	17,818.5
Freight and transportation expenses		1,596.5		103,534.4		103,350.9		84,309.2
Research and product development cost		526.4		34,135.7		34,687.7		28,515.3
Warranty and product liability expenses		1,324.1		85,866.4		67,539.3		60,265.5
Allowance for trade and other receivables, and finance receivables		113.5		7,359.5		15,319.4		25,597.2
Works operation and other expenses		3,588.1		232,674.8		223,315.3		213,280.0
Repairs to building and plant and machinery		96.7		6,273.2		6,175.7		5,837.4
Processing charges		180.7		11,720.3		11,106.8		10,504.8
Power and fuel		178.8		11,598.2		11,436.3		11,116.0
Insurance		63.5		4,121.2		3,743.5		2,892.7
Publicity		1,341.4		86,986.8		87,684.6		85,772.9

Total	US$	9,382.6	Rs.	608,461.6	Rs.	585,321.4	Rs.	545,909.5

30.	Other income/(loss) (net)

Other income/(loss) (net) consist of the following:

	Year ended March 31,
	2017		2017		2016		2015
	(In millions)
Miscellaneous income	US$	439.1	Rs.	28,475.0	Rs.	21,907.7	Rs.	17,100.8
Gain/(Loss) on change in fair value of commodity derivatives		141.6		9,184.0		(11,555.3)		(3,626.5)
Dividend income and income on mutual funds		1.6		105.1		446.7		351.3
Gain/(loss) on sale, change in fair value of available-for-sale investments (net)		28.2		1,826.0		1,813.9		1,195.0
Loss on sale of assets/assets written off and others (net) *		(176.1)		(11,418.6)		(9,477.4)		(3,512.2)

Total	US$	434.4	Rs.	28,171.5	Rs.	3,135.6	Rs.	11,508.4

*	Includes provision of Rs. 3,098.8 million for the year ended March 31, 2015 as described in note 12.

31.	Interest expense (net)

Interest expense (net) consists of the following:

	Year ended March 31,
	2017		2017		2016		2015
	(In millions)
Gross interest expense	US$	852.9	Rs.	55,306.7	Rs.	60,167.8	Rs.	68,634.7
Less: Interest capitalized *		(199.6)		(12,941.0)		(12,255.2)		(16,403.1)

Total	US$	653.3	Rs.	42,365.7	Rs.	47,912.6	Rs.	52,231.6

*	Represents borrowing costs capitalized during the year on qualifying assets (property, plant and equipment and product development).

The weighted average rate for capitalization of interest relating to general borrowings was approximately 4.4%, 6.3% and 7.1% for the years ended March 31, 2017, 2016 and 2015, respectively.

32.	Employee benefits

Defined Benefit Plan

Pension and post retirement medical plans

The following table sets out the funded and unfunded status and the amounts recognized in the financial statements for the pension and the post retirement medical plans in respect of Tata Motors, its Indian subsidiaries and joint operations:

	As at March 31,
	Pension benefits						Post retirement medical benefits
	2017		2017		2016		2017		2017		2016
	(In millions)
Change in defined benefit obligations:
Defined benefit obligation, beginning of the year	US$	142.5	Rs.	9,238.6	Rs.	9,018.1	US$	24.7	Rs.	1,600.5	Rs.	1,556.6
Current service cost		10.1		657.1		642.6		1.3		81.9		76.8
Interest cost		10.7		695.1		669.6		1.9		123.3		121.8
Remeasurements (gains)/losses
Actuarial (gains)/losses arising from changes in demographic assumptions		(0.1)		(9.6)		14.6		0.3		21.7		—
Actuarial (gains)/losses arising from changes in financial assumptions		2.5		160.1		38.7		3.4		218.2		78.4
Actuarial (gains)/losses arising from changes in experience adjustments		(1.0)		(65.0)		61.7		(1.6)		(104.6)		(165.3)
Benefits paid from plan assets		(12.0)		(778.9)		(1,149.1)		—		—		—
Benefits paid directly by employer		(1.4)		(89.8)		(57.6)		(1.6)		(102.4)		(67.8)

Defined benefit obligation, end of the year	US$	151.3	Rs.	9,807.6	Rs.	9,238.6	US$	28.4	Rs.	1,838.6	Rs.	1,600.5

Change in plan assets:
Fair value of plan assets, beginning of the year	US$	123.3	Rs.	7,996.9	Rs.	7,891.3	US$	—	Rs.	—	Rs.	—
Interest income		9.3		600.5		601.0		—		—		—
Remeasurements gains/(losses)
Return on plan assets, (excluding amount included in net Interest expense)		4.1		264.1		203.4		—		—		—
Employer’s contributions		5.2		335.2		450.3		—		—		—
Benefits paid		(12.0)		(778.9)		(1,149.1)		—		—		—

Fair value of plan assets, end of the year	US$	129.9	Rs.	8,417.8	Rs.	7,996.9	US$	—	Rs.	—	Rs.	—

	As at March 31,
	Pension benefits						Post retirement medical benefits
	2017		2017		2016		2017		2017		2016
	(In millions)
Amount recognized in the balance sheet consists of:
Present value of defined benefit obligation	US$	151.3	Rs.	9,807.6	Rs.	9,238.6	US$	28.4	Rs.	1,838.6	Rs.	1,600.5
Fair value of plan assets		129.9		8,417.8		7,996.9		—		—		—

Net liability	US$	(21.4)	Rs.	(1,389.8)	Rs.	(1,241.7)	US$	(28.4)	Rs.	(1,838.6)	Rs.	(1,600.5)

Amounts in the balance sheet:
Non–current assets	US$	1.0	Rs.	65.5	Rs.	49.1	US$	—	Rs.	—	Rs.	—
Non–current liabilities		(22.4)		(1,455.3)		(1,290.8)		(28.4)		(1,838.6)		(1,600.5)

Net liability	US$	(21.4)	Rs.	(1,389.8)	Rs.	(1,241.7)	US$	(28.4)	Rs.	(1,838.6)	Rs.	(1,600.5)

Total amount recognized in other comprehensive income consists of:

	As at March 31,
	Pension benefits								Post retirement medical benefits
	2017		2017		2016		2015		2017		2017		2016		2015
	(In millions)
Remeasurements (gains)/losses	US$	33.5	Rs.	2,172.1	Rs.	2,350.7	Rs.	2,439.1	US$	5.8	Rs.	378.9	Rs.	243.6	Rs.	330.5

	US$	33.5	Rs.	2,172.1	Rs.	2,350.7	Rs.	2,439.1	US$	5.8	Rs.	378.9	Rs.	243.6	Rs.	330.5

Information for funded plans with a defined benefit obligation in excess of plan assets:

	As at March 31,
	Pension benefits
	2017		2017		2016
	(In millions)
Defined benefit obligation	US$	122.7	Rs.	7,953.7	Rs.	7,549.9
Fair value of plan assets	US$	116.9	Rs.	7,575.5	Rs.	7,295.5

Information for funded plans with a defined benefit obligation less than plan assets:

	As at March 31,
	Pension benefits
	2017		2016		2016
	(In millions)
Defined benefit obligation	US$	12.0	Rs.	776.9	Rs.	652.7
Fair value of plan assets	US$	13.0	Rs.	842.3	Rs.	701.4

Information for unfunded plans:

	As at March 31,
	Pension benefits						Post retirement medical benefits
	2017		2017		2016		2017		2017		2016
	(In millions)
Defined benefit obligation	US$	16.6	Rs.	1,077.0	Rs.	1,036.0	US$	28.4	Rs.	1,838.6	Rs.	1,600.5

Net pension and post retirement medical cost consist of the following components:

	Year ended March 31,
	Pension benefits								Post retirement medical benefits
	2017		2017		2016		2015		2017		2017		2016		2015
	(In millions)
Service cost	US$	10.1	Rs.	657.1	Rs.	642.6	Rs.	564.3	US$	1.3	Rs.	81.9	Rs.	76.8	Rs.	57.1
Past Service cost																7.0
Net interest cost/(income)		1.5		94.6		68.6		126.3		1.9		123.3		121.8		113.1

Net periodic cost	US$	11.6	Rs.	751.7	Rs.	711.2	Rs.	690.6	US$	3.2	Rs.	205.2	Rs.	198.6	Rs.	177.2

Other changes in plan assets and benefit obligation recognized in other comprehensive income.

	Year ended March 31,
	Pension benefits								Post retirement medical benefits
	2017		2017		2016		2015		2017		2017		2016		2015
	(In millions)
Remeasurements
Return on plan assets, (excluding amount included in net Interest expense)	US$	(4.1)	Rs.	(264.1)	Rs.	(203.4)	Rs.	(268.7)	US$	—	Rs.	—	Rs.	—	Rs.	—
Actuarial (gains)/losses arising from changes in demographic assumptions		(0.1)		(9.6)		14.6		5.9		0.3		21.7		—		—
Actuarial (gains)/losses arising from changes in financial assumptions		2.5		160.1		38.7		760.0		3.4		218.2		78.4		199.8
Actuarial (gains)/losses arising from changes in experience adjustments on plan liabilities		(1.0)		(65.0)		61.7		93.7		(1.6)		(104.6)		(165.3)		(38.30)

Total recognized in other comprehensive income	US$	(2.7)	Rs.	(178.6)	Rs.	(88.4)	Rs.	590.9	US$	2.1	Rs.	135.3	Rs.	(86.9)	Rs.	161.5

Total recognized in income statement and other comprehensive income	US$	8.9	Rs.	573.1	Rs.	622.8	Rs.	1,281.5	US$	5.3	Rs.	340.5	Rs.	111.7	Rs.	338.7

The assumptions used in accounting for the pension and post retirement medical plans are set out below:

	As at March 31,
	Pension benefits			Post retirement medical benefits
	2017	2016	2015	2017	2016	2015
Discount rate	6.75% - 7.50%	6.75% - 8.00%	6.75% - 8.00%	7.30%	8.00%	8.00%
Rate of increase in compensation level of covered employees	4.00% - 11.00%	5.00% - 12.00%	5.00% - 11.00%	NA	NA	NA
Increase in health care cost	NA	NA	NA	6.00%	6.00%	6.00%

Plan Assets

The fair value of Company’s pension plan asset as of March 31, 2017 and 2016 by category are as follows:

	Pension benefits
	Plan assets as of March 31
	2017	2016
Asset category:
Cash and cash equivalents	1%	2%
Debt instruments (quoted)	72%	77%
Debt instruments (unquoted)	5%	1%
Equity instruments (quoted)	1%	1%
Deposits with Insurance companies	21%	19%

	100%	100%

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

The weighted average duration of the defined benefit obligation as at March 31, 2017 is 16.06 years (2016 : 15.64 years)

The Company expects to contribute Rs.709.2 million to the funded pension plans in Fiscal 2018.

The table below outlines the effect on the service cost, the interest cost and the defined benefit obligation in the event of a decrease/increase of 1% in the assumed rate of discount rate, salary escalation and health care cost:

Assumption	Change in assumption	Impact on defined benefit obligation	Impact on service cost and interest cost
Discount rate	Increase by 1% Decrease by 1%	Decrease by Rs.938.4 million Increase by Rs.1,086.3 million	Decrease by Rs.206.5 million Increase by Rs.221.4 million

Salary escalation rate	Increase by 1% Decrease by 1%	Increase by Rs.774.5 million Decrease by Rs.680.9 million	Increase by Rs.194.0 million Decrease by Rs.167.6 million

Health care cost	Increase by 1% Decrease by 1%	Increase by Rs.249.1 million Decrease by Rs.220.1 million	Increase by Rs.60.2 million Decrease by Rs.49.6 million

Severance indemnity plan

Severance indemnity is a funded plan of Tata Daewoo Commercial Vehicles Limited (TDCV), a subsidiary of Tata Motors Limited.

The following table sets out, the amounts recognized in the financial statements for the severance indemnity plan.

	As at March 31,
	2017		2017		2016
	(In millions)
Change in defined benefit obligation:
Defined benefit obligation, beginning of the year	US$	51.5	Rs.	3,339.2	Rs.	3,307.2
Service cost		7.5		486.2		555.3
Interest cost		1.0		63.4		76.1
Remeasurements (gains)/losses
Actuarial (gains)/losses arising from changes in financial assumptions		(2.4)		(156.5)		(653.2)
Actuarial (gains)/losses arising from changes in experience adjustments on plan liabilities		(3.0)		(195.3)		(40.9)
Actuarial (gains)/losses arising from changes in demographic assumption on plan liabilities		—		—		33.1
Benefits paid from plan assets		(0.7)		(42.6)		(21.1)
Benefits paid directly by employer		(0.2)		(13.5)		(12.0)
Foreign currency translation		—		1.7		94.7

Defined benefit obligation, end of the year	US$	53.7	Rs.	3,482.6	Rs.	3,339.2

Change in plan assets:
Fair value of plan assets, beginning of the year	US$	40.4		2,617.6		2,025.1
Interest income		0.9		55.8		52.4
Remeasurements gain/(loss)
Return on plan assets, (excluding amount included in net Interest expense)		(0.4)		(25.4)		(19.3)
Employer’s contributions		10.0		642.2		509.5
Benefits paid		(0.7)		(42.6)		(21.1)
Foreign currency translation		—		(2.3)		71.0

Fair value of plan assets, end of the year	US$	50.2	Rs.	3,245.3	Rs.	2,617.6

	As at March 31,
	2017		2017		2016
Amount recognized in the balance sheet consist of:
Present value of defined benefit obligation	US$	53.7	Rs.	3,482.6	Rs.	3,339.2
Fair value of plan assets		50.2		3,245.3		2,617.6

Net liability	US$	(3.5)	Rs.	(237.3)	Rs.	(721.6)

Amounts in the balance sheet:
Non- current liabilities	US$	(3.5)	Rs.	(237.3)	Rs.	(721.6)

Total amount recognized in other comprehensive income for severance indemnity consists of:

	As at March 31,
	2017		2017		2016		2015
	(In millions)
Remeasurements (gains)/losses	US$	(12.5)	Rs.	(808.0)	Rs.	(481.6)	Rs.	160.1

	US$	(12.5)	Rs.	(808.0)	Rs.	(481.6)	Rs.	160.1

Net severance indemnity cost consist of the following components:

	As at March 31,
	2017		2017		2016		2015
	(In millions)
Service cost	US$	7.5	Rs.	486.2	Rs.	555.3	Rs.	421.6
Net interest cost		0.1		7.6		23.7		19.8

Net periodic pension cost	US$	7.6	Rs.	493.8	Rs.	579.0	Rs.	441.4

Other changes in plan assets and benefit obligation recognized in other comprehensive income for severance indemnity plan:

	Year ended March 31,
	2017		2017		2016		2015
	(In millions)
Remeasurements (gains) / losses
Return on plan assets, (excluding amount included in net Interest expense)	US$	0.4	Rs.	25.4	Rs.	19.3	Rs.	26.3
Actuarial (gains)/losses arising from changes in financial assumptions		(2.4)		(156.5)		(653.2)		474.6
Actuarial (gains)/losses arising from changes in experience adjustments on plan liabilities		(3.0)		(195.3)		(40.9)		198.3
Actuarial (gains)/losses arising from changes in demographic assumptions		—		—		33.1		—

Total recognized in other comprehensive income	US$	(5.0)	Rs.	(326.4)	Rs.	(641.7)	Rs.	699.2

Total recognized in income statement and other comprehensive income	US$	2.6	Rs.	167.4	Rs.	(62.7)	Rs.	1,140.6

The assumptions used in accounting for the Severance indemnity plan is set out below:

	Year ended March 31,
	2017	2016	2015
Discount rate	2.30%	1.90%	2.30%
Rate of increase in compensation level of covered employees	3%	3%	5%

The table below outlines the effect on the service cost, the interest cost and the defined benefit obligation in the event of a decrease/increase of 1% in the assumed rate of discount rate, salary escalation rate:

Assumption	Change in assumption	Impact on scheme liabilities	Impact on service cost
and interest cost
Discount rate	Increase by 1% Decrease by 1%	Decrease by Rs.348.1 million Increase by Rs.408.1 million	Decrease by Rs.105.8 million Increase by Rs.117.5 million
Salary escalation rate	Increase by 1% Decrease by 1%	Increase by Rs.401.0 million Decrease by Rs.349.1 million	Increase by Rs.125.7 million Decrease by Rs.107.8 million

Severance indemnity plans asset allocation by category is as follows:

	As at March 31,
	2017	2016
Deposit with banks	100%	100%

The weighted average duration of the defined benefit obligation as at March 31, 2017 is 10.9 years (2016 : 11.8 years)

The Company expects to contribute Rs.220.3 million to the funded severance indemnity plans in Fiscal 2018.

Jaguar Land Rover Pension plan

Jaguar Land Rover Ltd UK, has pension arrangements providing employees with defined benefits related to pay and service as set out in the rules of each fund.

The UK defined benefit schemes are administered by a separate fund that are legally separated from the Company. The trustees of the pension schemes are required by law to act in the interest of the fund and of all relevant stakeholders in the scheme and are responsible for the investment policy with regard to the assets of the schemes and all other governance matters. The board of trustees must be composed of representatives of the Company and plan participants in accordance with the plan’s regulations.

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

The UK scheme hold a substantial level of index-linked gilts, gilts and other inflation and interest rate hedging instruments in order to reduce the volatility of assets compared to the liability value, although these will lead to asset value volatility.

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

Inflation risk

Some of the Company’s pension obligations are linked to inflation, and higher inflation will lead to higher liabilities (although, in most cases, caps on the level of inflationary increases are in place to protect the plan against extreme inflation). The plans hold a significant proportion of assets in index linked gilts, together with other inflation hedging instruments and also assets which are more closely correlated with inflation. However an increase in inflation will also increase the deficit to some degree.

Life expectancy

The majority of the plan’s obligations are to provide benefits for the life of the member, so increases in life expectancy will result in an increase in the plan’s liabilities. This is particularly significant in the UK defined benefit plans, where inflationary increases result in higher sensitivity to changes in life expectancy.

The following table sets out the disclosure pertaining to employee benefits of Jaguar Land Rover Limited

	As at March 31,
	Pension benefits
	2017		2017		2016
	(In millions)
Change in defined benefit obligation:
Defined benefit obligation, beginning of the year	US$	11,284.4	Rs.	731,790.6	Rs.	728,691.5
Service cost		267.7		17,357.3		22,125.8
Interest cost		371.7		24,107.4		25,897.1
Remeasurements (gains)/losses
Actuarial (gains)/losses arising from changes in demographic assumptions		(102.7)		(6,662.4)		(3,560.2)
Actuarial (gains)/losses arising from changes in financial assumptions		3,156.4		204,693.3		(56,145.3)
Actuarial (gains)/losses arising from changes in experience adjustments on plan liabilities		(287.9)		(18,672.2)		6,252.6
Past service cost		—		—		13.8
Benefits paid		(304.2)		(19,724.2)		(16,292.3)
Member contributions		2.7		175.3		163.7
Foreign currency translation		(1,948.9)		(126,388.2)		24,643.9

Defined benefit obligation, end of the year	US$	12,439.2	Rs.	806,676.9	Rs.	731,790.6

Change in plan assets:
Fair value of plan assets, beginning of the year	US$	10,455.4	Rs.	678,033.0	Rs.	646,895.5
Interest Income		348.8		22,617.1		22,997.6
Remeasurements gains/(losses)
Return on plan assets, (excluding amount included in net Interest expense)		1,553.2		100,724.9		(5,079.0)
Employer’s contributions		306.9		19,899.5		8,858.2
Members contributions		2.7		175.3		163.7
Benefits paid		(304.2)		(19,724.2)		(16,292.3)
Expenses paid		(12.2)		(789.0)		(824.5)
Foreign currency translation		(1,734.5)		(112,481.7)		21,313.8

Fair value of plan assets, end of the year	US$	10,616.1	Rs.	688,454.9	Rs.	678,033.0

	As at March 31,
	Pension benefits
	2017		2017		2016
	(In millions)
Amount recognized in the balance sheet consist of:
Present value of defined benefit obligation	US$	12,439.2	Rs.	806,676.9	Rs.	731,790.6
Fair value of plan Assets		10,616.1		688,454.9		678,033.0

Surplus/(deficit)		(1,823.1)		(118,222.0)		(53,757.6)
Restriction of pension asset (as per IFRIC 14)		—		—		(171.8)

Net liability	US$	(1,823.1)	Rs.	(118,222.0)	Rs.	(53,929.4)

Amount recognized in the balance sheet consist of:
Non-current assets	US$	0.6	Rs.	38.1	Rs.	41.0
Non-current liabilities		(1,823.7)		(118,260.1)		(53,970.4)

Net liability	US$	(1,823.1)	Rs.	(118,222.0)	Rs.	(53,929.4)

Total amount recognized in other comprehensive income

	As at March 31,
	Pension benefits
	2017		2017		2016		2015
	(In millions)
Remeasurements (gains) / losses	US$	2,696.9	Rs.	174,893.2	Rs.	96,259.4	Rs.	144,633.3
Restriction of Pension asset (as per IFRIC 14)		(214.8)		(13,928.1)		(13,928.1)		(13,928.1)
Onerous obligation, excluding amounts included in interest expenses		(133.4)		(8,650.4)		(8,475.1)		(8,573.7)

	US$	2,348.7	Rs.	152,314.7	Rs.	73,856.2	Rs.	122,131.5

Net pension and post retirement cost consist of the following components:

	Year ended March 31,
	Pension benefits
	2017		2017		2016		2015
	(In millions)
Current service cost	US$	267.7	Rs.	17,357.3	Rs.	22,125.8	Rs.	16,555.5
Past service cost		—		—		13.8		51.3
Administrative expenses		12.2		789.0		824.5		806.5
Interest cost on Onerous obligations		—		—		1.0		—
Net interest cost / (income)		23.0		1,490.3		2,899.5		2,800.2

Net periodic pension cost	US$	302.9	Rs.	19,636.6	Rs.	25,864.6	Rs.	20,213.5

Amount recognized in other comprehensive income

	Year ended March 31,
	Pension benefits
	2017		2017		2016		2015
	(In millions)
Remeasurements (gains) / losses
Actuarial (gains) / losses arising from changes in demographic assumptions	US$	(102.7)	Rs.	(6,662.4)	Rs.	(3,560.2)	Rs.	(1,971.9)
Actuarial (gains) / losses arising from changes in financial assumptions		3,156.4		204,693.3		(56,145.3)		143,396.1
Actuarial (gains) / losses arising from changes in experience adjustments on plan liabilities		(287.9)		(18,672.2)		6,252.6		9,958.3
Return on plan assets, (excluding amount included in net Interest expense)		(1,553.2)		(100,724.9)		5,079.0		(116,147.7)
Change in restriction of pension asset (as per IFRIC 14)		—		—		—		(268.2)
Change in onerous obligation, excluding amounts included in interest expenses		(2.7)		(175.3)		98.6		—

Total recognized in other comprehensive income	US$	1,209.9	Rs.	78,458.5	Rs.	(48,275.3)	Rs.	34,966.6

Total recognized in income statement and other comprehensive income	US$	1,512.8	Rs.	98,095.1	Rs.	(22,410.7)	Rs.	55,180.1

The assumptions used in accounting for the pension plans are set out below:

	Year ended March 31,
	Pension benefits
	2017	2016	2015
Discount rate	2.60%	3.60%	3.40%
Expected rate of increase in compensation level of covered employees	3.70%	3.50%	3.60%
Inflation increase	3.20%	3.00%	3.10%
The assumed life expectations on retirement at age 65 are (years)
Retiring today:
Males	21.5	21.5	21.4
Females	24.5	24.4	23.9
Retiring in 20 years:
Males	23.3	23.2	23.1
Females	26.3	26.2	25.8

For the valuation at March 31, 2017 and 2016, the mortality assumptions used are the SAPS base table, in particular S2NxA tables and the Light table for members of the Jaguar Executive Pension Plan. A scaling factor of 120% for males and 110% for females has been used for the Jaguar Pension Plan, 115% for males and 105% for females for the Land Rover Pension Scheme and 95% for males and 85% for females for Jaguar Executive Pension Plan.

For the valuation at 31 March 2015, the mortality assumptions used are the SAPS base table, in particular S1NxA tables and the Light table for members of the Jaguar Executive Pension Plan. A scaling factor of 115% has been used for the Jaguar Pension Plan, 110% for the Land Rover Pension Scheme, and 105% for males and 90% for females for Jaguar Executive Pension Plan.

There is an allowance for future improvements in line with the CMI (2014) (2016: CMI(2014) projections, 2015: CMI(2014) projections) with an allowance of long term improvements of 1.25% per annum.

Pension plans asset allocation by category is as follows:

	As at March 31,
	2017			2016
	Quoted *	Unquoted	Total	Quoted *	Unquoted	Total
	(In millions)
Equity Instruments
Information Technology	11,490.4	—	11,490.4	11,931.5	—	11,931.5
Energy	4,936.0	—	4,936.0	5,059.0	—	5,059.0
Manufacturing	8,415.5	—	8,415.5	9,354.3	—	9,354.3
Financials	13,270.6	—	13,270.6	16,990.5	—	16,990.5
Others	36,494.3	—	36,494.3	41,748.0	—	41,748.0

	74,606.8	—	74,606.8	85,083.3	—	85,083.3

Debt Instruments
Government	237,091.3	—	237,091.3	247,221.5	—	247,221.5
Corporate Bonds (Investment Grade)	1,618.4	167,582.3	169,200.7	15,081.5	139,455.8	154,537.3
Corporate Bonds (Non Investment Grade)	9,953.0	33,500.3	43,453.3	15,749.5	26,726.7	42,476.2

	248,662.7	201,082.6	449,745.3	278,052.5	166,182.5	444,235.0

Property Funds
UK	—	15,374.5	15,374.5	6,395.4	10,977.0	17,372.4
Other	—	12,623.3	12,623.3	7,254.4	4,581.7	11,836.1

	—	27,997.8	27,997.8	13,649.8	15,558.7	29,208.5

Cash and Cash equivalents	7,525.4	—	7,525.4	16,226.9	—	16,226.9

Other
Hedge Funds	—	32,610.2	32,610.2	—	35,603.7	35,603.7
Private Markets	—	14,079.9	14,079.9	—	7,636.2	7,636.2
Alternatives	26,460.4	30,668.1	57,128.5	33,121.9	8,399.8	41,521.7

	26,460.4	77,358.2	103,818.6	33,121.9	51,639.7	84,761.6

Derivatives
Foreign exchange contracts	—	1,375.6	1,375.6	—	(859.1)	(859.1)
Interest Rate and inflation	—	91,599.8	91,599.8	—	54,980.5	54,980.5

	—	92,975.4	92,975.4	—	54,121.4	54,121.4

Collateralized debt obligations	—	(68,214.4)	(68,214.4)	—	(35,603.7)	(35,603.7)

Total	357,255.3	331,199.6	688,454.9	426,134.4	251,898.6	678,033.0

*	determined on the basis of quoted prices for identical assets or liabilities in active markets.

As at March 31, 2017, the schemes held Gilt Repos, the net value of these transaction is included in the value of Interest Rate and inflation derivatives. The split of Level 1 assets is 52% (2016: 63%), Level 2 assets 41% (2016: 31%) and Level 3 assets 7% (2016: 6%). Private market holdings are classified as Level 3 instruments. Included in the value of Interest Rate and inflation derivatives are Repo transactions, as noted above.

The sensitivity analysis below is based on a change in an assumption while holding all other assumptions constant. In practice, this is unlikely to occur, and changes in some of the assumptions may be correlated. When calculating the sensitivity of the defined benefit obligation to significant actuarial assumptions the same methods (present value of the defined benefit obligation calculated with the projected unit credit method at the end of the reporting period) has been applied as when calculating the pension liability recognised within the consolidated balance sheet.

Assumption	Change in assumption	Impact on scheme liabilities	Impact on service cost
Discount rate	Increase / decrease by 0.25%	Decrease/increase by Rs.44,748.0 million	Decrease/increase by Rs.1,139.6 million
Inflation rate	Increase / decrease by 0.25%	Increase/decrease by Rs.39,973.8 million	Increase/decrease by Rs.1,139.6 million
Mortality rate	Increase / decrease by 1 year	Increase/decrease by Rs.23,142.7 million	Increase/decrease by Rs.613.6 million

Jaguar Land Rover contributes towards the UK defined benefit schemes. Following the April 5, 2015 valuations, it is intended to eliminate the pension scheme funding deficits over the 10 years following the valuation date. The current agreed contribution rate for defined benefit accrual is 31% of pensionable salaries in the UK. Deficit contribution levels remain in line with prior expectation for 2016-18 and then increase to Rs.5,084.5 million per annum to March 2025.

The average duration of the benefit obligation at March 31, 2017 is 21.6 years (2016: 20.5 years).

On April 3, 2017, Jaguar Land Rover Automotive Plc approved and communicated to its Defined Benefit schemes’ members that the defined benefit schemes’ rules were to be amended with effect from April 6, 2017 so that, amongst other changes, retirement benefits will be calculated on a career average basis rather than based upon a member’s final salary at retirement. These changes were effective from April 6, 2017 and as a result of the re-measurement of the scheme’s liabilities, a past service credit of approximately Rs.35,361.4 million has arisen and will be recognized in quarter ended June 30, 2017.

Excluding this past service credit but allowing for the new benefit structure effective April 6, 2017, the expected net periodic pension cost for the year ended March 31, 2018 is Rs.21,828.1 million. The Company expects to pay Rs.26,474.3 million to its defined benefit schemes in the year ended March 31, 2018.

Defined contribution plan

The Company’s contribution to defined contribution plans aggregated Rs.7,549.5 million, Rs.6,768.5 million and Rs.5,346.2 million for years ended March 31, 2017, 2016 and 2015, respectively.

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

As at March 31, 2017, there are matters and/or disputes pending in appeal amounting to Rs.949 million, which includes Rs.22 million in respect of equity accounted investees (Rs.1,338 million, which includes Rs.75 million in respect of equity accounted investees as at March 31, 2016).

Customs, Excise Duty and Service Tax

As at March 31, 2017, there were pending litigations for various matters relating to customs, excise duty and service taxes involving demands, including interest and penalties, of Rs.14,851 million, which includes Rs.60 million in respect of equity accounted investees (Rs.14,400 million, which includes Rs.66 million in respect of equity accounted investees, as at March 31, 2016). These demands challenged the basis of valuation of the Company’s products and denied the Company’s claims of Central Value Added Tax, or CENVAT, credit on inputs. The details of the demands for more than Rs.200 million are as follows:

As at March 31, 2017, the Excise Authorities had denied a CENVAT credit of Rs.294 million and imposed a penalty of Rs. Nil for the period between April 2011 to September 2012 (Rs.524 million and a Rs.230 million CENVAT credit and penalty, respectively, as at March 31, 2016) in respect of consulting engineering services alleged to have been used exclusively for producing prototypes at the Engineering Research Centre, in Pune. The contention of the Excise Authorities is that since the Company claims exemptions from CENVAT under Notification No.167/71-CE, dated September 11, 1971, the Company is not entitled to avail service tax credits on consulting engineering services used in the Engineering Research Centre. The matter is being contested by the Company before the appellate authorities. The Company believes it has a merit in its case, since the consulting engineering services are not exclusively used in the manufacture of prototypes and they form part of the assessable value of final products manufactured by the Company on which CENVAT is paid.

The Excise Authorities have raised a demand for Rs.907 million as at March 31, 2017 (Rs.907 million as at March 31, 2016), on account of alleged undervaluation’s of ex-factory discounts given by Company on passenger vehicles through invoices. The matter is being contested by the Company before the High Court of Bombay.

As at March 31, 2017, the Excise Authorities have raised a demand and penalty of Rs.2,399 million, (Rs.1,986 million as at March 31, 2016), due to the classification of certain chassis (as dumpers instead of goods transport vehicles) which were sent to automotive body builders by the Company, which the Excise Authorities claim requires the payment of the National Calamity Contingent Duty, or NCCD. The Company has obtained a technical expert certificate on the classification. The appeal is pending before the Custom Excise & Service Tax Appellate Tribunal or CESTAT.

The Excise Authorities had denied the Company’s claim of a CENVAT credit of Rs.250 million (Rs.228 million as at March 31, 2016) claimed by the Company from Fiscal 1992 to Fiscal 2013, on technical grounds. The matter is being contested by the Company before the appellate authorities.

As at March 31, 2017, the Excise Authorities had levied penalties and interest amounting to Rs.6,799 million (Rs.6,799 million as at March 31, 2016) with respect to CENVAT credit claimed by the Company from March 2010 to November 2012, on inputs, stating that vehicles manufactured at Uttarakhand plant are “Exempted Products” and the Company may not claim a CENVAT credit on these vehicles. The Company has challenged this demand as NCCD and the automobile cess is assessed on those vehicles, which are “duties of excise”. Therefore, the Company asserts that these vehicles are not “Exempted Products”. The matter is being contested by the Company before the appellate authorities.

As at March 31, 2017, the Excise Authorities have raised a demand amounting to Rs.295 million (Rs.295 million as at March 31, 2016) on pre-delivery inspection charges and free after-sales service charges incurred by dealers on certain of the Company’s products on the alleged grounds that the pre-delivery inspection charges and free after-sales services are provided by the dealer on behalf of the Company and should be included in excisable value of the vehicle. The case is pending before CESTAT.

As at March 31, 2017, the Excise Authorities have raised a demand amounting to Rs. Nil (Rs.219 million as at March 31, 2016) with respect to customs duties on dies and fixtures imported under the EPCG Scheme and, in the case of the fixtures, are installed at premises of a vendor. During the year the Company received favorable orders from Commissioner of Customs. The stay application filed by the department with CESTAT has been rejected. However, the appeal filed by the department with CESTAT is pending for hearing.

As at March 31, 2017, the Excise Authorities have raised demand amounting to Rs. 347 million (Rs. 342 million as at March 31, 2016) with respect to denial of CENVAT credit on service tax availed on freight outward and courier services. The Company asserts that since freight forms part of the services on which the taxes have been paid, CENVAT credit can be availed. The Company is contesting the Excise Authorities’ show cause notices at various levels.

Sales Tax

The total sales tax demands (including interest and penalty), that are being contested by the Company amount to Rs.10,521 million, which includes Rs.115 million in respect of equity accounted investees as at March 31, 2017 (Rs.12,623 million, which includes Rs.228 million in respect of equity accounted investees, as at March 31, 2016). The details of the demands for more than Rs.200 million are as follows:

The Sales Tax Authorities have raised demand of Rs.1,995 million (Rs.4,034 million as at March 31, 2016) towards rejection of certain statutory forms for concessional lower/nil tax rate (Form F and Form C) on technical grounds such as late submission, single form issued against different months / quarters dispatches / sales, etc. and denial of exemption from tax in absence of proof of export for certain years. The Company has contended that the benefit cannot be denied on technicalities, which are being complied with. The matter is pending at various levels.

In some of the states in India, the Sales Tax Authorities have raised disputes totaling up to Rs.408 million as at March 31, 2017 (Rs.411 million as at March 31, 2016), treating the stock transfers of vehicles from the Company’s manufacturing plants to regional sales offices and the transfers between two regional sales offices as sales liable for levy of sales tax. The Company is contesting this issue.

The Sales Tax authorities have denied input tax credit and levied interest and penalty thereon due to varied reasons aggregating to Rs.3,074 million as at March 31, 2017 (Rs.3,302 as at March 31, 2016). The reasons for disallowing credit was mainly due to Taxes not paid by Vendors, incorrect method of calculation of set off as per the department, alleging suppression of sales as per the department etc. The matter is contested in appeal.

Sales tax demand aggregating Rs.2,581 million as at March 31, 2017 (Rs.2,527 million as at March 31, 2016) has been raised by Sales Tax Authorities disallowing the concessional rate of 2% on certain purchases of raw materials in case the final product is stock transferred for sale outside the state. The matter is pending with various authorities.

Other Taxes and Dues

Other amounts for which the Company may contingently be liable aggregate to Rs.3,000 million, which includes Rs.18 million in respect of equity accounted investees as at March 31, 2017 (Rs.3,394 million, which includes Rs.16 million in respect of equity accounted investees, as at March 31, 2016). Following are the cases involving more than Rs.200 million:

The municipal authorities in certain states levy octroi duty (a local indirect tax) on goods brought inside the municipal limits at rates based on the classification of goods. Demands aggregating Rs.617 million as at March 31, 2017 (Rs.617 million as at March 31, 2016) had been raised demanding higher octroi duties on account of classification disputes relating to components purchased for the manufacture of vehicles and retrospective increase in octroi rates relating to past periods. The dispute relating to classification is presently pending before the Supreme Court and the other dispute is pending before the Bombay High Court on remand by the Supreme Court.

As at March 31, 2017, property tax amounting to Rs.537 million (Rs.506 million as at March 31, 2016) has been demanded by the local municipal authorities in respect of vacant land of the Company in the plant in Pimpri, Pune. The Company has filed Special Leave Petition (SLP) before the Supreme Court against an unfavorable decision of the Bombay High Court. The Supreme Court has disposed of the SLP and remanded the matter back to the local municipal corporation for fresh adjudication.

As at March 31, 2017, a penalty of Rs.203 million (Rs.203 million as at March 31, 2016) is likely to be imposed relating to a matter of regularization of construction of certain buildings in respect of which approvals from appropriate authorities are awaited. However, as the buildings were constructed as per the applicable development rules, the Company believes it will be possible to get the waiver of the same.

As at March 31, 2017, Sales tax / VAT amounting to Rs. 300 million (Rs. 241 million as at March 31, 2016) has been demanded by local authorities from dealers in respect of spare parts used for carrying out warranty repairs. The dispute is pending before the Supreme Court of India.

As at March 31, 2017, as a result of retrospective amendment to the notification dated January 1, 2016, bonus payable to employees amounting to Rs. 121 million (Rs. 348 million as at March 31, 2016) is due. Similar cases contesting the retrospective applicability of the said notification is pending in the High Courts of Kerala, Karnataka, Tamil Nadu and Gujarat states.

Other claims

There are other claims against the Company, the majority of which pertain to government body investigations with regard to regulatory compliances, motor accident claims, product liability claims and consumer complaints. Some of the cases also relate to the replacement of parts of vehicles and/or the compensation for deficiencies in the services by the Company or its dealers.

Commitments

The Company has entered into various contracts with vendors and contractors for the acquisition of plant and machinery, equipment and various civil contracts of a capital nature amounting to Rs.196,109 million, which includes Rs.14,038 million in respect of equity accounted investees as at March 31, 2017 (Rs.1,08,384 million, which includes Rs.10,021 million in respect of equity accounted investees, as at March 31, 2016), which are yet to be executed.

The Company has entered into various contracts with vendors and contractors for the acquisition of intangible assets of a capital nature amounting to Rs.6,402 million as at March 31, 2017, (Rs.2,506 million as at March 31, 2016), which are yet to be executed.

Under the joint venture agreement with Chery Jaguar Land Rover Automotive Co. Limited, the Company is committed to contribute Rs.32,956 million as at March 31, 2017 (Rs.35,930 million as at March 31, 2016) towards its share in the capital of the joint venture of which Rs.27,071 million (Rs.29,514 million as at March 31, 2016) has been contributed as at March 31, 2017. As at March 31, 2017, the Company has an outstanding commitment of Rs.5,885 million (Rs.6,416 million as at March 31, 2016).

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

The following table summarizes the capital of the Company:

	As at March 31,
	2017		2017		2016
	(In millions)
Equity*	US$	12,381.1	Rs.	802,888.7	Rs.	806,725.8
Short-term borrowings and current portion of long-term debt		2,768.3		179,526.7		187,856.5
Long-term debt		9,339.2		605,644.5		504,511.3

Total debt		12,107.5		785,171.2		692,367.8

Total capital (Debt + Equity)	US$	24,488.6	Rs.	1,588,059.9	Rs.	1,499,093.6

*	Details of equity :

	As at March 31,
	2017		2017	2016
	(In millions)
Total equity as reported in balance sheet	US$	8,309.3	Rs.538,842.2	Rs.768,036.7
Currency translation reserve attributable to
- Shareholders of Tata Motors Limited		785.5	50,933.2	(45,936.6)
- Non-controlling interests		1.2	75.2	(234.3)
Hedging reserve		3,285.1	213,038.1	84,860.0

Equity as reported above	US$	12,381.1	Rs.802,888.7	Rs.806,725.8

35.	Disclosures on financial instruments

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

(a)	Financial assets and liabilities

The following table presents the carrying amounts and fair value of each category of financial assets and liabilities as at March 31, 2017.

Financial assets	Cash, and loans and receivables		Available- for-sale financial assets		Derivatives other than in hedging relationship		Derivatives in hedging relationship		Total carrying value		Total fair value		Total carrying value		Total fair value
	(In millions)
Cash and cash equivalents	Rs.	139,867.6	Rs.	—	Rs.	—	Rs.	—	Rs.	139,867.6	Rs.	139,867.6	US$	2,156.8	US$	2,156.8
Short-term deposits		218,927.6		—		—		—		218,927.6		218,927.6		3,375.9		3,375.9
Finance receivables		175,632.5		—		—		—		175,632.5		175,290.4		2,708.3		2,703.0
Trade receivables		140,755.5		—		—		—		140,755.5		140,755.5		2,170.5		2,170.5
Unquoted equity investments*		—		3,823.1		—		—		3,823.1		—		59.0		—
Other investments		191.3		153,265.3		—		—		153,456.6		153,456.6		2,366.3		2,366.3
Other financial assets:
- current		9,545.7		—		4,272.3		10,829.5		24,647.5		24,647.5		380.1		380.1
- non-current		8,894.3		—		11,165.1		16,588.3		36,647.7		36,647.7		565.1		565.1

Total	Rs.	693,814.5	Rs.	157,088.4	Rs.	15,437.4	Rs.	27,417.8	Rs.	893,758.1	Rs.	889,592.9	US$	13,782.0	US$	13,717.7

*	The fair value in respect of the unquoted equity investments cannot be reliably measured.

Financial liabilities	Derivatives other than in hedging relationship		Derivatives in hedging relationship		Other financial liabilities		Total carrying value		Total fair value		Total carrying value		Total fair value
(In millions)
Accounts payable	Rs.	—	Rs.	—	Rs.	610,201.4	Rs.	610,201.4	Rs.	610,201.4	US$	9,409.4	US$	9,409.4
Acceptances		—		—		48,342.4		48,342.4		48,342.4		745.4		745.4
Short-term debt (excluding current portion of long-term debt)		—		—		138,599.4		138,599.4		138,599.4		2,137.2		2,137.2
Long-term debt (including current portion of long-term debt)*		—		—		646,571.8		646,571.8		662,442.1		9,970.3		10,215.0
Other financial liabilities:
- current		19,826.1		122,753.4		39,622.5		182,202.0		182,202.0		2,809.6		2,809.6
- non-current		1,009.1		111,586.6		2,068.6		114,664.3		114,664.3		1,768.1		1,768.1

Total	Rs.	20,835.2	Rs.	234,340.0	Rs.	1,485,406.1	Rs.	1,740,581.3	Rs.	1,756,451.6	US$	26,840.0	US$	27,084.7

*	Includes USD denominated bonds designated as cash flow hedges against forecasted USD revenue amounting to Rs. 77,820 million (USD 1,200 million)

The following table presents the carrying amounts and fair value of each category of financial assets and liabilities as at March 31, 2016.

Financial assets	Cash, and loans and receivables		Available- for-sale financial assets		Derivatives other than in hedging relationship		Derivatives in hedging relationship		Total carrying value		Total fair value
	(In millions)
Cash and cash equivalents	Rs.	171,536.1	Rs.	—	Rs.	—	Rs.	—	Rs.	171,536.1	Rs.	171,536.1
Short-term deposits		127,809.6		—		—		—		127,809.6		127,809.6
Finance receivables		163,369.8		—		—		—		163,369.8		164,187.8
Trade receivables		136,085.7		—		—		—		136,085.7		136,085.7
Unquoted equity investments*		—		3,900.0		—		—		3,900.0		—
Other investments		82.6		194,434.8		—		—		194,517.4		194,517.4
Other financial assets:
- current		17,212.0		—		2,339.8		5,233.0		24,784.8		24,784.8
- non-current		8,986.7		—		2,267.2		13,649.7		24,903.6		24,903.6

Total	Rs.	625,082.5	Rs.	198,334.8	Rs.	4,607.0	Rs.	18,882.7	Rs.	846,907.0	Rs.	843,825.0

*	The fair value in respect of the unquoted equity investments cannot be reliably measured.

Financial liabilities	Derivatives other than in hedging relationship		Derivatives in hedging relationship		Other financial liabilities		Total carrying value		Total fair value
	(In millions)
Accounts payable	Rs.	—	Rs.	—	Rs.	613,364.4	Rs.	613,364.4	Rs.	613,364.4
Acceptances		—		—		39,813.3		39,813.3		39,813.3
Short-term debt (excluding current portion of long-term debt)		—		—		114,507.8		114,507.8		114,507.8
Long-term debt (including current portion of long-term debt)		—		—		577,860.0		577,860.0		587,329.8
Other financial liabilities:
- current		11,083.6		53,739.6		37,118.6		101,941.8		101,941.8
- non-current		5,661.0		71,780.1		2,657.9		80,099.0		80,201.3

Total	Rs.	16,744.6	Rs.	125,519.7	Rs.	1,385,322.0	Rs.	1,527,586.3	Rs.	1,537,158.4

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

Valuation techniques with significant unobservable inputs (Level 3): This level of hierarchy includes financial assets and liabilities measured using inputs that are not based on observable market data (unobservable inputs). Fair values are determined in whole or in part, using a valuation model based on assumptions that are neither supported by prices from observable current market transactions in the same instrument nor based on available market data. The main items in this category are unquoted available-for-sale financial assets, measured at fair value.

	As at March 31, 2017
	Level 1		Level 2		Level 3		Total
	(In millions)
Financial assets measured at fair value
Available-for-sale financial assets	Rs.	153,265.3	Rs.	—	Rs.	—	Rs.	153,265.3
Derivative assets		—		42,855.2		—		42,855.2

Total	Rs.	153,265.3	Rs.	42,855.2	Rs.	—	Rs.	196,120.5

	US$	2,363.4	US$	660.9	US$	—	US$	3,024.3

Financial liabilities measured at fair value
Derivative liabilities	Rs.	—	Rs.	255,175.2	Rs.	—	Rs.	255,175.2

Total	Rs.	—	Rs.	255,175.2	Rs.	—	Rs.	255,175.2

	US$	—	US$	3,934.8	US$	—	US$	3,934.8

	As at March 31, 2016
	Level 1		Level 2		Level 3		Total
	(In millions)
Financial assets measured at fair value
Available-for-sale financial assets	Rs.	194,434.8	Rs.	—	Rs.	—	Rs.	194,434.8
Derivative assets		—		23,489.7		—		23,489.7

Total	Rs.	194,434.8	Rs.	23,489.7	Rs.	—	Rs.	217,924.5

Financial liabilities measured at fair value
Derivative liabilities	Rs.	—	Rs.	142,264.3	Rs.	—	Rs.	142,264.3

Total	Rs.	—	Rs.	142,264.3	Rs.	—	Rs.	142,264.3

Reconciliation of Level 3 category of financial assets and financial liabilities:

	Year ended March 31, 2016
	Available-for-sale financial assets
	(In millions)
Balance at the beginning	Rs.	15.0
Total gains:
- gains recognized in income statement		0.5
Sale of investments		(15.5)

Balance at the end	Rs.	—

There have been no transfers between level 1 and level 2 for the years ended March 31, 2017 and 2016.

The following table provides an analysis of fair value of financial instruments that are not measured at fair value on recurring basis, grouped into Level 1 to Level 3 categories:

	As at March 31, 2017
	Level 1		Level 2		Level 3		Total
	(In millions)
Financial assets not measured at fair value
Finance receivables		—		—		175,290.4		175,290.4
Other investments		—		191.3		—		191.3

Total	Rs.	—	Rs.	191.3	Rs.	175,290.4	Rs.	175,481.7

	US$	—	US$	2.9	US$	2,703.0	US$	2,705.9

Financial liabilities not measured at fair value
Short-term debt (excluding current portion of long-term debt)		—		138,599.4		—		138,599.4
Long-term debt (including current portion of long-term debt)		353,235.2		309,206.9		—		662,442.1

Total	Rs.	353,235.2	Rs.	447,806.3	Rs.	—	Rs.	801,041.5

	US$	5,446.9	US$	6,905.3	US$	—	US$	12,352.2

	As at March 31, 2016
	Level 1		Level 2		Level 3		Total
	(In millions)
Financial assets not measured at fair value
Finance receivables		—		—		164,187.8		164,187.8
Other investments		—		82.6		—		82.6

Total	Rs.	—	Rs.	82.6	Rs.	164,187.8	Rs.	164,270.4

Financial liabilities not measured at fair value
Short-term debt (excluding current portion of long-term debt)		—		114,507.8		—		114,507.8
Long-term debt (including current portion of long-term debt)		301,234.6		286,095.2		—		587,329.8

Total	Rs.	301,234.6	Rs.	400,603.0	Rs.	—	Rs.	701,837.6

Notes

The short-term financial assets and liabilities are stated at amortized cost which is approximately equal to their fair value.

Derivatives are fair valued using market observable rates and published prices together with forecast cash flow information where applicable.

The fair value of finance receivables has been estimated by discounting expected cash flows using rates at which loans of similar credit quality and maturity would be made and internal assumptions such as expected credit losses and estimated collateral value for repossessed vehicles as at March 31, 2017 and 2016. As unobservable inputs are applied, finance receivables are classified in Level 3.

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

The following table discloses the amounts that have been offset, in arriving at the balance sheet presentation and the amounts that are available for offset only under certain conditions as at March 31, 2017:

	Gross amount recognized		Gross amount recognized as set off in the balance sheet		Net amount presented in the balance sheet		Amounts subject to an enforceable master netting arrangement				Net amount after offsetting
Financial assets							Financial instruments		Cash collateral
	(In millions)
Derivative financial instruments	Rs.	42,855.2	Rs.	—	Rs.	42,855.2	Rs.	(34,021.3)	Rs.	—	Rs.	8,833.9
Trade receivables		141,032.6		(277.1)		140,755.5		—		—		140,755.5
Cash and cash equivalents		142,376.1		(2,508.5)		139,867.6		—		—		139,867.6

Total	Rs.	326,263.9	Rs.	(2,785.6)	Rs.	323,478.3	Rs.	(34,021.3)	Rs.	—	Rs.	289,457.0

	US$	5,031.2	US$	(43.0)	US$	4,988.2	US$	(524.6)	US$	—	US$	4,463.6

Financial liabilities
Derivative financial instruments	Rs.	255,175.2	Rs.	—	Rs.	255,175.2	Rs.	(34,021.3)	Rs.	—	Rs.	221,153.9
Accounts payable		610,478.5		(277.1)		610,201.4		—		—		610,201.4
Loans from banks/financial institutions (short-term)		58,751.2		(2,508.5)		56,242.7		—		—		56,242.7

Total	Rs.	924,404.9	Rs.	(2,785.6)	Rs.	921,619.3	Rs.	(34,021.3)	Rs.	—	Rs.	887,598.0

	US$	14,254.5	US$	(43.0)	US$	14,211.5	US$	(524.6)	US$	—	US$	13,686.9

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

The carrying amount of trade receivables and finance receivables along with the associated liabilities is as follows:

	As at March 31,
	2017				2017					2016
Nature of Asset	Carrying amount of asset sold		Carrying amount of associated liabilities		Carrying amount of asset sold			Carrying amount of associated liabilities		Carrying amount of asset sold			Carrying amount of associated liabilities
	(In millions)
Trade receivables	US$	230.5	US$	230.5	Rs.	14,948.7		Rs.	14,948.7	Rs.	15,143.5		Rs.	15,143.5
Finance receivables	US$	154.9	US$	158.4	Rs.	10,043.8	*	Rs.	10,271.2	Rs.	355.1	*	Rs.	400.7

*	Net of provision of Rs.290.0 million and Rs. 94.3 million as at March 31, 2017 and 2016, respectively.

(c)	Cash flow hedges

As at March 31, 2017, the Company has a number of cash flow hedging instruments in a hedging relationship. The Company and its subsidiaries uses U.S. dollar/Pounds sterling forward and option contracts, U.S. dollar/Euro forward contracts and other currency forward and options to hedge future cash flows from sales and purchases. The Company and its subsidiaries have designated some of its U.S dollar denominated bonds as cash flow hedging instruments of foreign currency risk arising from future anticipated sales. Cash flow hedges are expected to be recognized in profit or loss during the years ending March 31, 2018 to 2022.

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

The following table summarizes the gain (loss) from cash flow hedges recognized in other comprehensive income and income statement.

	Year ended March 31,
	2017		2017	2016	2015
			(In millions)
Fair value gain/(loss) of foreign currency derivative contracts recognized in Hedging reserve	US$	(3,903.2)	Rs. (253,124.1)	(12,677.6)	(171,294.0)
Fair value gain/(loss) of foreign currency bonds recognized in Hedging reserve	US$	(202.6)	Rs. (13,140.7)	—	—

Gain/(loss) recognized in Hedging reserve		(4,105.8)	(266,264.8)	(12,677.6)	(171,294.0)

Gain/(loss) reclassified from Hedging reserve and recognized in ‘Revenue’ in the income statement on occurance of forecast sales	US$	(1,737.8)	Rs. (112,697.8)	7,690.6	23,663.4
Gain/(loss) reclassified out of Hedging reserve and recorded in ‘Raw materials, components and consumables’ in the income statement when forecast purchases affect income statement	US$	116.5	Rs. 7,553.4	(25,570.8)	(15,972.8)
Gain/(loss) reclassified from Hedging reserve and recognized in ‘Foreign exchange (gain)/loss (net)’ in the income statement on account of forecast transactions no longer expected to occur	US$	(56.6)	Rs. (3,673.1)	(167.7)	(493.0)

Gain/(loss) reclassified from Hedging reserve to the income statement		(1,677.9)	(108,817.5)	(18,047.9)	7,197.6

(d)	Financial risk management

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

The Company, as per its risk management policy, uses foreign currency bonds, foreign exchange and other derivative instruments primarily to hedge foreign exchange and interest rate exposure. Furthermore, any movement in the functional currencies of the various operations of the Company against major foreign currencies may impact the Company’s revenues from its international operations. Any weakening of the functional currency may impact the Company’s cost of imports and cost of borrowings and consequently may increase the cost of financing the Company’s capital expenditures.

The Company evaluates the impact of foreign exchange rate fluctuations by assessing its exposure to exchange rate risks. It hedges a part of these risks by using derivative financial instruments and foreign currency bonds in accordance with its risk management policies.

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

The following table sets forth information relating to foreign currency exposure (other than risk arising from derivatives disclosed at clause (iv) below) as at March 31, 2017:

	U.S. dollar		Euro		Chinese Renminbi		Japanese Yen		Others*		Total
	(In millions)
Financial assets	Rs.	104,987.4	Rs.	98,624.2	Rs.	40,009.6	Rs.	1,279.8	Rs.	44,323.2	Rs.	289,224.2
Financial liabilities	Rs.	375,478.7	Rs.	213,018.3	Rs.	33,991.9	Rs.	5,382.2	Rs.	29,392.5	Rs.	657,263.6

*	Others mainly include currencies such as the Russian rouble, Swiss franc, Australian dollars, South African rand, Singapore dollars, Thai baht and Korean won.

10% appreciation/depreciation of the respective foreign currencies with respect to functional currency of the Company would result in decrease/increase in the Company’s net income before tax by approximately Rs. 28,922.4 million and Rs. 58,201.0 million for financial assets and financial liabilities respectively, for the year ended March 31, 2017 and decrease/increase in the Company’s other comprehensive income before tax by approximately Rs. 7,525.4 in respect of financial liabilities designated in cash flow hedges for the year ended March 31, 2017.

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

10% appreciation/depreciation of the respective foreign currencies with respect to functional currency of the Company would result in decrease/increase in the Company’s net income before tax by approximately Rs. 24,407.7 million and Rs. 53,147.2 million for financial assets and financial liabilities respectively for the year ended March 31, 2015.

(Note: The impact is indicated on the income/loss before tax basis).

(i)– (b) Interest rate risk

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

The Company also enters into arrangements of securitization of receivables in order to reduce the impact of interest rate movements. Further, the Company also enters in to interest rate swap contracts with banks to manage its interest rate risk.

As at March 31, 2017, 2016 and 2015, financial liability of Rs. 189,283.6 million, Rs. 221,171.2 million and Rs. 215,830.7 million, respectively, was subject to variable interest rates. Increase/decrease of 100 basis points in interest rates at the balance sheet date would result in an impact (decrease/increase in case of net income) of Rs. 1,892.8 million, Rs. 2,211.7 million and Rs. 2,158.3 million on income for the year ended March 31, 2017, 2016 and 2015, respectively.

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

The fair value of some of the Company’s investments in available-for-sale securities exposes the Company to equity price risks. In general, these securities are not held for trading purposes. These investments are subject to changes in the market price of securities. The fair value of available-for-sale equity securities as at March 31, 2017, 2016 and 2015, was Rs. 2,602.9 million, Rs. 2,105.0 million and Rs. 2,106.1 million, respectively. A 10% change in equity prices of available-for-sale securities held as at March 31, 2017, 2016 and 2015, would result in an impact of Rs. 260.3 million, Rs. 210.5 million and Rs. 210.6 million on equity, respectively.

The Company has investments in unquoted equity shares of Rs. 3,823.1 million as at March 31, 2017, Rs. 3,900.0 million as at March 31, 2016 and Rs.3,936.8 million as at March 31, 2015, the fair value of which cannot be reliably measured .

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

Exposure to credit risk

The carrying amount of financial assets represents the maximum credit exposure. The maximum exposure to credit risk was Rs. 887,005.9 million as at March 31, 2017 and Rs. 840,501.1 million as at March 31, 2016, being the total of the carrying amount of balances with banks, short term deposits with banks, trade receivables, finance receivables, margin money and other financial assets excluding equity investments.

Financial assets that are neither past due nor impaired

None of the Company’s cash equivalents, including time deposits with banks, are past due or impaired. Regarding trade receivables and other receivables, and other loans or receivables that are neither impaired nor past due, there were no indications as at March 31, 2017, that defaults in payment obligations will occur.

Credit quality of financial assets and impairment loss

The ageing of trade receivables and finance receivables as of balance sheet date is given below. The age analysis have been considered from the due date.

	As at March 31,
	2017		2017		2017			2017		2017		2017			2016		2016		2016
Trade receivables	Gross		Allowance		Net			Gross		Allowance		Net			Gross		Allowance		Net
	(In millions)
Period (in months)
Not due	US$	1,841.8	US$	(14.0)	US$	1,827.8		Rs.	119,438.7	Rs.	(909.9)	Rs.	118,528.8		Rs.	110,480.7	Rs.	(84.6)	Rs.	110,396.1
Overdue up to 3 months		273.2		(4.9)		268.3			17,718.2		(319.8)		17,398.4			22,689.4		(2,722.8)		19,966.6
Overdue 3-6 months		28.7		(3.9)		24.8			1,859.3		(254.9)		1,604.4			4,209.9		(2,223.6)		1,986.3
Overdue more than 6 months		239.1		(189.5)		49.6	*		15,513.7		(12,289.8)		3,223.9	*		11,072.0		(7,335.3)		3,736.7	*

Total	US$	2,382.8	US$	(212.3)	US$	2,170.5		Rs.	154,529.9	Rs.	(13,774.4)	Rs.	140,755.5		Rs.	148,452.0	Rs.	(12,366.3)	Rs.	136,085.7

*	Trade receivables overdue more than six months include Rs. 2,122.9 million as at March 31, 2017 (Rs. 2,300.2 million as at March 31, 2016) outstanding from government organizations in India, which are considered recoverable.

	As at March 31,
	2017		2017		2017		2017		2017		2017		2016		2016		2016
Finance receivables #	Gross		Allowance		Net		Gross		Allowance		Net		Gross		Allowance		Net
	(In millions)
Period (in months)
Not due*	US$	2,776.3	US$	(216.4)	US$	2,559.9	Rs.	180,047.7	Rs.	(14,036.4)	Rs.	166,011.3	Rs.	175,158.4	Rs.	(22,314.2)	Rs.	152,844.2
Overdue up to 11 months		108.4		(6.3)		102.1		7,029.2		(407.5)		6,621.7		7,778.4		(578.7)		7,199.7
Overdue more than 11 months		378.3		(332.0)		46.3		24,530.7		(21,531.2)		2,999.5		24,564.9		(21,239.0)		3,325.9

Total	US$	3,263.0	US$	(554.7)	US$	2,708.3	Rs.	211,607.6	Rs.	(35,975.1)	Rs.	175,632.5	Rs.	207,501.7	Rs.	(44,131.9)	Rs.	163,369.8

*	Allowance in the “Not due” category includes allowance against installments pertaining to impaired finance receivables which have not yet fallen due.
#	Finance receivables originated in India.

(iii)	Liquidity risk

Liquidity risk refers to the risk that the Company cannot meet its financial obligations. The objective of liquidity risk management is to maintain sufficient liquidity and ensure that funds are available for use as per requirements.

The Company has obtained fund and non-fund based working capital lines from various banks. Furthermore, the Company has access to funds from debt markets through commercial paper programs, non-convertible debentures, senior notes and other debt instruments. The Company invests its surplus funds in bank fixed deposit and liquid and liquid plus schemes of mutual funds, which carry no/low mark to market risks. The Company has also invested 15% of the non-convertible debentures (issued by the Company) falling due for repayment in the next 12 months in bank deposits, to meet the regulatory norms of liquidity requirements.

The Company also constantly monitors funding options available in the debt and capital markets with a view to maintaining financial flexibility.

The table below provides details regarding the contractual maturities of financial liabilities, including estimated interest payments as at March 31, 2017:

	Carrying amount		Due in 1st Year		Due in 2nd Year		Due in 3rd to 5th Year		Due after 5th Year		Total contractual cash flows
			(In millions)
Financial liabilities
Accounts payable and acceptances	Rs.	658,543.8	Rs.	658,543.8	Rs.	—	Rs.	—	Rs.	—	Rs.	658,543.8	US$	10,154.9
Borrowings and interest thereon		794,603.6		217,085.8		130,287.8		395,994.5		193,108.9		936,477.0		14,440.7
Other financial liabilities		32,258.7		30,190.1		577.1		843.5		1,161.3		32,772.0		505.4
Derivative liabilities		255,175.2		157,918.7		104,708.5		60,528.2		11.6		323,167.0		4,983.3

Total	Rs.	1,740,581.3	Rs.	1,063,738.4	Rs.	235,573.4	Rs.	457,366.2	Rs.	194,281.8	Rs.	1,950,959.8	US$	30,084.3

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

	Carrying amount		Due in 1st Year		Due in 2nd Year		Due in 3rd to 5th Year		Total contractual cash flows
	(In millions)
Collateralized debt obligations	Rs.	10,271.2	Rs.	6,296.7	Rs.	3,671.0	Rs.	1,108.2	Rs.	11,075.9	US$	170.8

The table below provides details regarding the contractual maturities of financial liabilities, including estimated interest payments as at March 31, 2016:

	Carrying amount		Due in 1st Year		Due in 2nd Year		Due in 3rd to 5th Year		Due after 5th Year		Total contractual cash flows
	(In millions)
Financial liabilities
Accounts payable and acceptances	Rs.	653,177.7	Rs.	653,177.7	Rs.	—	Rs.	—	Rs.	—	Rs.	653,177.7
Borrowings and interest thereon		702,025.1		222,386.4		65,389.1		326,287.0		230,694.2		844,756.7
Other financial liabilities		30,119.2		27,461.3		1,504.6		728.1		1,061.5		30,755.5
Derivative liabilities		142,264.3		70,489.9		66,625.7		43,921.7		72.9		181,110.2

Total	Rs.	1,527,586.3	Rs.	973,515.3	Rs.	133,519.4	Rs.	370,936.8	Rs.	231,828.6	Rs.	1,709,800.1

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

	Carrying amount	Due in 1st Year	Due in 2nd Year	Due in 3rd to 5th Year	Total contractual cash flows
(In millions)
Collateralized debt obligations	Rs.400.7	Rs.387.3	Rs.28.4	Rs.—	Rs.415.7

(iv)	Derivative financial instruments and risk management

The Company has entered into variety of foreign currency, interest rates and commodity forward and options contracts to manage its exposure to fluctuations in foreign exchange rates, interest rates and commodity price risk. These financial exposures are managed in accordance with the Company’s risk management policies and procedures.

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

Fair value of derivative financial instruments are determined using valuation techniques based on information derived from observable market data.

The fair value of derivative financial instruments is as follows:

	As at March 31,
	2017		2017		2016
	(In millions)
Foreign currency forward exchange contracts and options	US$	(3,343.8)	Rs.	(216,852.0)	Rs.	(107,983.8)
Commodity Derivatives		59.5		3,856.6		(9,628.1)
Others including interest rate and currency swaps		10.4		675.4		(1,162.7)

Total	US$	(3,273.9)	Rs.	(212,320.0)	Rs.	(118,774.6)

The gain/loss on foreign currency derivatives which are not hedge accounted, recognized in ‘Foreign exchange (gain)/loss (net)’ in the income statement was Rs.5,044.8 million (gain), Rs.1,198.9 million (gain) and Rs.18,616.8 million (loss) for the years ended March 31, 2017, 2016 and 2015, respectively.

The gain/loss on commodity derivative contracts, recognized in the income statement was Rs. 9,184.0 million (gain), Rs. 11,555.3 million (loss) and Rs. 3,626.5 million (loss) for the years ended March 31, 2017, 2016 and 2015, respectively.

In respect of the Company’s foreign currency forward and option contracts, a 10% depreciation/appreciation of the foreign currency underlying such contracts, would have resulted in an approximate gain/(loss) of Rs. 130,197.9 million/(Rs. 136,266.8 million) in the Company’s hedging reserve of (Rs. 9,157.6 million) /Rs. 14,314.8 million respectively, in the Company’s income statement for the year ended March 31, 2017.

In respect of the Company’s foreign currency forward and option contracts, a 10% depreciation/appreciation of the foreign currency underlying such contracts, would have resulted in an approximate gain/(loss) of (Rs. 174,283.9 million)/Rs. 161,493.3 million in the Company’s hedging reserve and an approximate gain of Rs. 9,028.8 million/Rs. 2,453.8 million respectively, in the Company’s income statement for the year ended March 31, 2016.

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

In respect of the Company’s commodity derivative contracts, a 10% depreciation/appreciation of all commodity prices underlying such contracts, would have resulted in an approximate gain/(loss) of Rs. 4,612.4 million/ (Rs. 4,612.4 million), an approximate gain/(loss) of Rs.4,963.5 million/ (Rs.4,963.5 million) and an approximate gain/(loss) of Rs.5,127.1 million/ (Rs.5,127.1 million), for the years ended March 31, 2017, 2016 and 2015, respectively.

Exposure to gain/loss on derivative instruments offset to some extent the exposure to foreign currency risk and interest rate risk as disclosed above.

(Note: The impact is indicated on the income/loss before tax basis).

36.	Collaterals

Inventory, trade receivables, finance receivables, other financial assets, property, plant and equipment with a carrying amount of Rs. 171,051.8 million and Rs. 177,500.1 million are pledged as collateral/security against the borrowings as at March 31, 2017 and 2016, respectively.

Fair value of collaterals over which the Company has taken possession and held as at March 31, 2017 and 2016, amounted to Rs. 2,007.3 million and Rs. 660.6 million, respectively. The collateral represents vehicles financed by the Company and the Company normally undertakes disposal of these vehicles through an auction process.

37.	Segment reporting

The Company primarily operates in the automotive segment. The automotive segment includes all activities relating to development, design, manufacture, assembly and sale of vehicles including financing thereof, as well as sale of related parts and accessories. The Company provides financing for vehicles sold by dealers in India. The vehicle financing is intended to drive sale of vehicles by providing financing to the dealers’ customers and as such is an integral part of automotive business. The financing activity is assessed as an integral part of the overall automotive business. The operating results of the financing activity does not include all of the interest or cost of funds employed for the purposes of financing, and therefore the operating results of this activity is not used to make decisions about resources to be allocated or to asses performance.

The Company’s products mainly include Tata and other brand vehicles and Jaguar and Land Rover vehicles.

As at March 31, 2017, the automotive segment is bifurcated into the following

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

	For the year ended/as at March 31, 2017
	Automotive and related activity
	Tata and other brand vehicles (including financing thereof)*		Jaguar Land Rover			Intra-segment eliminations		Total		Others		Inter-segment eliminations		Total
	(In millions)
Revenues:
External revenue	Rs.	518,398.3	Rs.	2,120,676.6		Rs.	—	Rs.	2,639,074.9	Rs.	17,420.2	Rs.	—	Rs.	2,656,495.1	US$	40,963.6
Inter-segment/intra-segment revenue		33.1		—			(46.7)		(13.6)		13,734.0		(13,720.4)		—		—

Total revenues	Rs.	518,431.4	Rs.	2,120,676.6		Rs.	(46.7)	Rs.	2,639,061.3	Rs.	31,154.2	Rs.	(13,720.4)	Rs.	2,656,495.1	US$	40,963.6

Earnings before other income, interest and tax		(17,909.0)		120,866.8	**		—		102,957.8		3,797.7		(1,942.8)		104,812.7		1,616.2
Share of profit/(loss) of equity accounted investees (net)		252.1		13,843.7			—		14,095.8		834.2		—		14,930.0		230.2
Reconciliation to net income:
Other income/(loss) (net)															28,171.5		434.4
Foreign exchange gain/(loss) (net)															(13,284.8)		(204.9)
Interest income															5,640.7		87.0
Interest expense (net)															(42,365.7)		(653.3)
Income tax expense															(35,670.0)		(550.0)

Net Income														Rs.	62,234.4	US$	959.6

Depreciation and amortization	Rs.	36,676.3	Rs.	144,472.0		Rs.	—	Rs.	181,148.3	Rs.	1,257.1	Rs.	—	Rs.	182,405.4	US$	2,812.7
Capital expenditure		40,056.9		269,658.7			—		309,715.6		3,652.3		(1,740.6)		311,627.3		4,805.4

Segment assets	Rs.	598,266.7	Rs.	1,526,362.8		Rs.	—	Rs.	2,124,629.5	Rs.	22,051.3	Rs.	(10,237.2)	Rs.	2,136,443.6	US$	32,944.4
Investment in equity accounted investees		3,773.1		38,357.2			—		42,130.3		3,929.8		—		46,060.1		710.3
Reconciliation to total assets:
Investments															157,279.7		2,425.3
Current and non-current income tax assets															11,954.9		184.3
Deferred income taxes															44,221.7		681.9
Other unallocated financial assets[1]															270,686.0		4,174.2

Total assets														Rs.	2,666,646.0	US$	41,120.4

Segment liabilities	Rs.	173,195.2	Rs.	872,507.1		Rs.	—	Rs.	1,045,702.3	Rs.	7,477.5	Rs.	(2,504.4)	Rs.	1,050,675.4	US$	16,201.6
Reconciliation to total liabilities:
Borrowings															785,171.2		12,107.5
Current income tax liabilities															13,925.8		214.7
Deferred income taxes															11,806.4		182.1
Other unallocated financial liabilities[2]															266,225.0		4,105.2

Total liabilities														Rs.	2,127,803.8	US$	32,811.1

*	Tata and other brand vehicles include Tata Daewoo and Fiat brand vehicles.
**	Includes reversal of provision for loss of inventories and insurance recoveries on account of loss of inventories Rs.13,301.0 million
1.	Includes interest-bearing loans and deposits and accrued interest income.
2.	Includes interest accrued and other interest bearing liabilities.

	For the year ended/as at March 31, 2016
	Automotive and related activity
	Tata and other brand vehicles including financing thereof*		Jaguar Land Rover			Intra-segment eliminations		Total		Others		Inter-segment eliminations		Total
	(In millions)
Revenues:
External revenue #	Rs.	490,273.9	Rs.	2,200,750.0		Rs.	—	Rs.	2,691,023.9	Rs.	14,088.7	Rs.	—	Rs.	2,705,112.6
Inter-segment/intra-segment revenue		69.8		—			(75.7)		(5.9)		15,027.0		(15,021.1)		—

Total revenues	Rs.	490,343.7	Rs.	2,200,750.0		Rs.	(75.7)	Rs.	2,691,018.0	Rs.	29,115.7	Rs.	(15,021.1)	Rs.	2,705,112.6

Earnings before other income, interest and tax #		9,432.5		163,882.6	**		—		173,315.1		4,212.2		(738.7)		176,788.6
Share of profit/(loss) of equity accounted investees (net)		206.7		5,987.1			—		6,193.8		(419.1)		—		5,774.7
Reconciliation to net income:
Other income/(loss) (net)															3,135.6
Foreign exchange gain/(loss) (net) #															(20,588.0)
Interest income															7,186.6
Interest expense (net)															(47,912.6)
Income tax expense															(27,512.7)

Net Income														Rs.	96,872.2

Depreciation and amortization	Rs.	27,796.5	Rs.	139,597.6		Rs.	—	Rs.	167,394.1	Rs.	680.8	Rs.	—	Rs.	168,074.9
Capital expenditure		39,064.7		266,777.2			—		305,841.9		1,243.1		(851.8)		306,233.2

Segment assets	Rs.	575,908.8	Rs.	1,578,129.2		Rs.	(100.0)	Rs.	2,153,938.0	Rs.	20,644.4	Rs.	(9,393.1)	Rs.	2,165,189.3
Investment in equity accounted investees		3,730.5		32,380.7			—		36,111.2		1,528.3		—		37,639.5
Reconciliation to total assets:
Investments															198,417.4
Current and non-current income tax assets															14,123.8
Deferred income taxes															39,575.9
Other unallocated financial assets[1]															165,035.4

Total assets														Rs.	2,619,981.3

Segment liabilities	Rs.	141,011.6	Rs.	809,817.7		Rs.	(100.0)	Rs.	950,729.3	Rs.	6,048.2	Rs.	(2,785.9)	Rs.	953,991.6
Reconciliation to total liabilities:
Borrowings															692,367.8
Current income tax liabilities															7,250.5
Deferred income taxes															43,441.4
Other unallocated financial liabilities[2]															154,893.3

Total liabilities														Rs.	1,851,944.6

*	Tata and other brand vehicles include Tata Daewoo and Fiat brand vehicles.
**	Includes provision for loss of inventory (net of insurance recoveries) of Rs.16,383.9 million
#	External Revenues and Earnings before other Income, interest and tax have been retrospectively adjusted for the change in presentation of foreign currency (gain) /loss reclassified from hedging reserve to Income statement as described in Note 2(u).
1.	Includes interest-bearing loans and deposits and accrued interest income.
2.	Includes interest accrued and other interest bearing liabilities.

	For the year ended March 31, 2015
	Automotive and related activity
	Tata and other brand vehicles including financing thereof*		Jaguar Land Rover		Intra-segment eliminations		Total		Others		Inter-segment eliminations		Total
	(In millions)
Revenues:
External revenue #	Rs.	446,636.4	Rs.	2,189,336.5	Rs.	—	Rs.	2,635,972.9	Rs.	12,955.7	Rs.	—	Rs.	2,648,928.6
Inter-segment/intra-segment revenue		581.5		—		(588.1)		(6.6)		14,196.5		(14,189.9)		—

Total revenues	Rs.	447,217.9	Rs.	2,189,336.5	Rs.	(588.1)	Rs.	2,635,966.3	Rs.	27,152.2	Rs.	(14,189.9)	Rs.	2,648,928.6

Earnings before other income, interest and tax #		(29,831.3)		282,072.7		—		252,241.4		3,447.5		(1,377.9)		254,311.0
Share of profit/(loss) of equity accounted investees (net)		135.3		(1,122.9)		—		(987.6)		(760.7)		—		(1,748.3)
Reconciliation to net income:
Other income /(loss) (net)														11,508.4
Foreign exchange gain/(loss) (net) #														(20,371.3)
Interest income														6,763.9
Interest expense (net)														(52,231.6)
Income tax expense														(69,149.7)

Net Income													Rs.	129,082.4

Depreciation and amortization	Rs.	30,871.3	Rs.	103,040.3	Rs.	—	Rs.	133,911.6	Rs.	584.2	Rs.	—	Rs.	134,495.8
Capital expenditure		34,416.2		302,087.8		—		336,504.0		737.1		(1,470.1)		335,771.0

*	Tata and other brand vehicles include Tata Daewoo and Fiat brand vehicles.
#	External Revenues and Earnings before other Income, interest and tax have been retrospectively adjusted for the change in presentation of foreign currency (gain) /loss reclassified from hedging reserve to Income statement as described in Note 2(u).

Entity-wide disclosures

Information concerning principal geographic areas is as follows:

Net sales to external customers by geographic area by location of customers:

	Year ended March 31,
	2017		2017		2016*		2015*
	(In millions)
India	US$	6,514.9	Rs.	422,499.1	Rs.	411,399.2	Rs.	361,206.0
United States of America		6,375.8		413,469.9		431,592.2		328,798.4
United Kingdom		7,495.6		486,091.5		448,389.3		351,527.1
Rest of Europe		7,246.4		469,926.9		415,022.1		317,302.7
China		6,333.4		410,721.9		485,384.3		755,916.0
Rest of the World		6,997.5		453,785.8		513,325.5		534,178.4

Total revenues	US$	40,963.6	Rs.	2,656,495.1	Rs.	2,705,112.6	Rs.	2,648,928.6

Non-current assets (Property, plant and equipment, Intangible assets, other non-current assets and Goodwill) by geographic area:

	As at March 31,
	2017		2017		2016
	(In millions)
India	US$	3,697.2	Rs.	239,755.9	Rs.	242,677.7
United States of America		38.8		2,518.4		3,544.7
United Kingdom		14,608.7		947,375.3		998,446.1
Rest of Europe		186.4		12,089.9		2,786.3
China		14.0		910.4		1,540.8
Rest of the World		463.5		30,057.5		31,210.1

Total	US$	19,008.6	Rs.	1,232,707.4	Rs.	1,280,205.7

Information about product revenues:

	Year ended March 31,
	2017		2017		2016*		2015*
	(In millions)
Tata and Fiat vehicles	US$	6,727.7	Rs.	436,297.3	Rs.	420,080.7	Rs.	368,038.2
Tata Daewoo commercial vehicles		890.9		57,773.8		47,742.3		55,015.5
Hispano buses and coaches		0.1		8.9		132.1		951.9
Finance revenues		375.0		24,318.3		22,318.8		22,630.8
Jaguar Land Rover vehicles		32,701.3		2,120,676.6		2,200,750.0		2,189,336.5
Others		268.6		17,420.2		14,088.7		12,955.7

Total revenues	US$	40,963.6	Rs.	2,656,495.1	Rs.	2,705,112.6	Rs.	2,648,928.6

*	External Revenues have been retrospectively adjusted for the change in presentation of foreign currency (gain) /loss reclassified from hedging reserve to Income statement as described in Note 2(u).

38.	Related-party transactions

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

The following table summarizes related-party transactions and balances included in the consolidated financial statements for the year ended/as at March 31, 2017:

	Associates and its subsidiaries		Joint ventures		Joint operations		Tata Sons Ltd, its subsidiaries and joint ventures		Total		Total
	(In millions)
Purchase of products	Rs.	20,585.2	Rs.	213.0	Rs.	22,757.5	Rs.	668.4	Rs.	44,224.1	US$	681.9
Sale of products		2,504.9		49,835.3		3,237.2		4,615.0		60,192.4		928.2
Services received		109.8		10,885.7		0.7		19,701.5		30,697.7		473.4
Services rendered		166.4		7,718.8		161.2		1,301.3		9,347.7		144.1
Acceptances		—		—		—		32,027.7		32,027.7		493.9
Purchase of property, plant and equipment		137.9		—		—		1.1		139.0		2.1
Interest (income)/expense, dividend (income)/paid, (net)		(111.0)		(5,943.6)		(121.2)		642.6		(5,533.2)		(85.3)
Amounts receivable in respect of loans and interest thereon		—		—		—		93.3		93.3		1.4
Amounts payable in respect of loans and interest thereon		560.0		—		—		1,055.5		1,615.5		24.9
Trade and other receivables		495.2		5,658.6		—		1,600.1		7,753.9		119.6
Accounts payable		397.6		226.3		1,239.6		4,711.1		6,574.6		101.4
Conversion of Optionally Convertible Preference shares in to equity shares		1,600.0		—		—		—		1,600.0		24.7
Loans given/repaid		—		—		1,325.0		906.0		2,231.0		34.4
Loans taken/repaid		6,290.0		—		—		12,165.8		18,455.8		284.6
Deposit given as security		—		—		—		30.0		30.0		0.5

The following table summarizes related-party transactions and balances included in the consolidated financial statements for the year ended/as at March 31, 2016:

	Associates and its subsidiaries		Joint ventures		Joint operations		Tata Sons Ltd, its subsidiaries and joint ventures		Total
	(In millions)
Purchase of products	Rs.	17,687.4	Rs.	—	Rs.	27,814.5	Rs.	674.0	Rs.	46,175.9
Sale of products		2,123.8		31,051.5		5,971.2		7,566.8		46,713.3
Services received		96.4		8,427.0		1.2		18,503.6		27,028.2
Services rendered		218.5		6,263.5		79.7		1,123.1		7,684.8
Acceptances		—		—		—		29,018.0		29,018.0
Sale of Investments		—		—		—		71.5		71.5
Purchase of property, plant and equipment		114.5		—		—		9.2		123.7
Interest (income)/expense, dividend (income)/paid, (net)		(119.8)		—		(143.3)		376.3		113.2
Amounts receivable in respect of loans and interest thereon		1,600.0		—		1,917.8		353.4		3,871.2
Amounts payable in respect of loans and interest thereon		270.0		—		—		1,061.7		1,331.7
Trade and other receivables		222.7		6,737.1		—		4,545.2		11,505.0
Accounts payable		585.1		148.1		1,680.4		1,626.0		4,039.6
Loans given/repaid		—		—		—		1,250.0		1,250.0
Loans taken/repaid		3,450.0		—		—		9,181.3		12,631.3
Proceeds from issue of shares		—		—		—		19,667.6		19,667.6
Deposit given as security		—		—		—		30.0		30.0

The following table summarizes related-party transactions and balances included in the consolidated financial statements for the year ended/as at March 31, 2015:

	Associates and its subsidiaries		Joint ventures		Joint operations		Tata Sons Ltd, its subsidiaries and joint ventures		Total
	(In millions)
Purchase of products	Rs.	15,311.1	Rs.	—	Rs.	26,645.0	Rs.	648.9	Rs.	42,605.0
Sale of products		1,906.3		14,709.6		6,216.5		9,109.8		31,942.2
Services received		24.0		4,570.6		4.3		18,036.2		22,635.1
Services rendered		100.9		2,223.0		26.1		1,099.2		3,449.2
Acceptances		—		—		—		20,040.7		20,040.7
Purchase of property, plant and equipment		154.5		—		—		31.5		186.0
Interest (income)/expense, dividend (income)/paid, (net)		(106.1)		—		(97.9)		1,961.8		1,757.8
Amounts receivable in respect of loans and interest thereon		1,856.6		—		1,839.7		1,006.4		4,702.7
Amounts payable in respect of loans and interest thereon		34.9		—		—		78.1		113.0
Trade and other receivables		152.2		4,361.8		—		1,595.8		6,109.8
Accounts payable		764.9		46.5		1,436.8		3,358.7		5,606.9
Loans given/repaid		1,600.0		—		—		950.0		2,550.0
Purchase of unquoted equity shares		—		12,258.6		—		—		12,258.6
Loans taken/repaid		940.0		—		—		—		940.0
Deposit given as security		—		—		—		30.0		30.0

Compensation of key management personnel:

	Year ended March 31,
	2017		2017			2016			2015
	(In millions)
Short-term benefits	US$	10.7	Rs.	693.1	^	Rs.	557.8	^	Rs.	354.2
Post-employment benefits*		2.8		184.7			112.0			208.2

^	Includes Rs. 80.8 million and Rs. 46.1 million for the year ended March 31, 2017 and 2016, respectively of managerial remuneration which is subject to Government of India’s approval.
*	Excludes provision for encashable leave and gratuity for certain key management personnel as a separate actuarial valuation is not available.

Other transactions with key management personnel:

	Year ended March 31,
	2017		2017			2016		2015
	(In millions)
Issue of shares pursuant to rights issue	US$	—	Rs.	—		Rs.	0.8	Rs.	—
Sale of products		0.1		8.1			11.0		—
Dividend paid		—		—	**		—		—

**	amount less than Rs. 50,000

Refer note 32 for information on transactions with post-employment benefit plans.

39.	Earnings per share (“EPS”)

	Net income attributable to shareholders of Tata Motors Limited (In millions)		Weighted average shares (Nos.)	Earnings per share
For the year ended March 31, 2017:
Ordinary Shares
Basic net earnings per share	Rs.	52,001.4	2,887,218,310	Rs.	18.0
	US$	801.8		US$	0.3
Effect of shares kept in abeyance	Rs.	(2.3)	599,766	Rs.	(3.8)
	US$	—		US$	—
Diluted earnings per share	Rs.	51,999.1	2,887,818,076	Rs.	18.0
	US$	801.8		US$	0.3
‘A’ Ordinary Shares
Basic net earnings per share	Rs.	9,209.1	508,483,714	Rs.	18.1
	US$	142.0		US$	0.3
Effect of shares kept in abeyance	Rs.	2.3	252,396	Rs.	9.1
	US$	—		US$	—
Diluted earnings per share	Rs.	9,211.4	508,736,110	Rs.	18.1
	US$	142.0		US$	0.3
For the year ended March 31, 2016:
Ordinary Shares
Basic net earnings per share	Rs.	81,481.3	2,873,188,838	Rs.	28.4
Effect of shares kept in abeyance	Rs.	(3.6)	621,045	Rs.	(5.8)
Diluted earnings per share	Rs.	81,477.7	2,873,809,883	Rs.	28.4
‘A’ Ordinary Shares
Basic net earnings per share	Rs.	14,402.1	506,063,234	Rs.	28.5
Effect of shares kept in abeyance	Rs.	3.6	257,745	Rs.	14.0
Diluted earnings per share	Rs.	14,405.7	506,320,979	Rs.	28.5
For the year ended March 31, 2015:
Ordinary Shares
Basic net earnings per share	Rs.	109,024.7	2,765,339,619	Rs.	39.4
Effect of shares kept in abeyance	Rs.	(5.2)	484,470	Rs.	(10.7)
Diluted earnings per share	Rs.	109,019.5	2,765,824,089	Rs.	39.4
‘A’ Ordinary Shares
Basic net earnings per share	Rs.	19,266.5	487,445,041	Rs.	39.5
Effect of shares kept in abeyance	Rs.	5.2	239,570	Rs.	21.7
Diluted earnings per share	Rs.	19,271.7	487,684,611	Rs.	39.5

‘A’ Ordinary shareholders are entitled to receive dividend at 5 percentage points more than the aggregate rate of dividend determined by the Company on Ordinary shares for the financial year.

[1]

Basic and diluted earnings per share for the year ended March 31, 2015 have been retrospectively adjusted for the bonus element in respect of the rights issue as described in note 25 of the consolidated financial statements.

40.	Subsequent event

In June 2017, the Company entered into an agreement to sell 30.4% ownership interest in its subsidiary Tata Technologies Limited (“TTL”). The sale is pending regulatory approvals and when consummated will result in loss of control and TTL will become an “equity method investee”.

Schedule 1

Condensed financial information of Tata Motors Limited (“Parent Company”) on a standalone basis

A.	Balance Sheet

	As at March 31,
	2017		2017		2016
	(In millions)
ASSETS:
Current assets:
Cash and cash equivalents	US$	29.1	Rs.	1,883.9	Rs.	4,270.7
Short-term deposits		1.7		110.7		700.7
Finance receivables		2.5		161.9		134.2
Trade receivables		328.1		21,280.0		20,796.3
Investments		370.2		24,009.2		17,458.4
Other financial assets		62.1		4,025.3		8,849.0
Inventories		848.8		55,044.2		51,132.7
Other current assets		278.7		18,075.9		15,527.7
Current income tax assets		19.9		1,293.1		36.6

Total current assets		1,941.1		125,884.2		118,906.3

Non-current assets:
Investments		81.5		5,283.1		4,680.2
Other financial assets		90.4		5,859.3		5,152.7
Property, plant and equipment		2,313.7		150,045.3		152,988.3
Goodwill		15.3		990.9		990.9
Intangible assets		1,255.2		81,397.4		84,838.2
Investments in subsidiaries, joint ventures and equity accounted investees		2,283.8		148,101.4		146,216.9
Non-current income tax assets		111.7		7,245.8		7,996.3
Deferred income taxes		—		—		583.6
Other non-current assets		199.7		12,947.8		13,067.5

Total non-current assets		6,351.3		411,871.0		416,514.6

Total assets	US$	8,292.4	Rs.	537,755.2	Rs.	535,420.9

LIABILITIES AND EQUITY:
Liabilities:
Current liabilities:
Accounts payable		1,129.2		73,229.8		54,946.6
Acceptances		675.3		43,792.9		38,872.8
Short-term borrowings and current portion of long-term debt		906.6		58,795.3		58,546.0
Other financial liabilities		255.0		16,533.6		12,371.0
Provisions		72.2		4,679.8		4,502.7
Other current liabilities		273.8		17,753.2		16,083.4
Current income tax liabilities		12.4		806.4		792.7

Total current liabilities		3,324.5		215,591.0		186,115.2

Non-current liabilities:
Long-term debt		2,109.0		136,766.5		106,163.9
Other financial liabilities		109.5		7,103.6		7,910.0
Deferred income taxes		15.0		971.9		200.5
Provisions		131.2		8,507.1		7,573.0
Other liabilities		27.8		1,805.3		2,250.1

Total non-current liabilities		2,392.5		155,154.4		124,097.5

Total liabilities		5,717.0		370,745.4		310,212.7

Equity:
Ordinary shares		89.1		5,775.1		5,774.8
‘A’ Ordinary shares		15.7		1,017.1		1,017.0
Additional paid-in capital		4,064.0		263,549.0		263,503.9
Reserves		(1,608.0)		(104,245.7)		(45,309.0)
Other components of equity		14.6		914.3		221.5

Equity attributable to shareholders of Tata Motors Limited		2,575.4		167,009.8		225,208.2

Total equity		2,575.4		167,009.8		225,208.2

Total liabilities and equity	US$	8,292.4	Rs.	537,755.2	Rs.	535,420.9

B.	Income Statement

	Year ended March 31,
	2017		2017		2016		2015
	(In millions)
Revenues	US$	6,571.4	Rs.	426,155.0	Rs.	428,526.9	Rs.	369,016.5
Finance revenues		0.3		19.4		28.0		36.1

Total revenues		6,571.7		426,174.4		428,554.9		369,052.6
Change in inventories of finished goods and work-in-progress		(39.1)		(2,533.0)		135.3		(8,764.9)
Purchase of products for sale		608.5		39,459.7		41,019.7		45,819.5
Raw materials, components, and consumables		4,276.2		277,313.2		249,998.9		228,833.7
Employee cost		559.2		36,261.4		31,883.3		31,633.9
Depreciation and amortization		536.6		34,798.3		25,804.5		28,267.9
Other expenses		1,527.5		99,055.2		89,732.9		91,282.5
Expenditure capitalized		(145.2)		(9,414.8)		(10,344.0)		(11,204.9)
Other (income)/loss (net)		(54.3)		(3,520.6)		(17,130.9)		(18,694.0)
Foreign exchange (gain)/loss (net)		(41.6)		(2,698.5)		2,635.9		891.6
Interest income		(28.5)		(1,846.5)		(2,637.8)		(982.0)
Interest expense (net)		245.2		15,901.5		14,955.5		18,101.0

Net income before tax		(872.8)		(56,601.5)		2,501.6		(36,131.7)
Income tax expense		(25.8)		(1,674.5)		198.8		(9,044.8)
Net income	US$	(898.6)	Rs.	(58,276.0)	Rs.	2,700.4	Rs.	(45,176.5)

Other comprehensive income :
(i) Items that will not be reclassified subsequently to profit and loss :
Remeasurement gains and (losses) on defined benefit obligations (net)		1.6		101.8		207.7		(621.7)
Income tax (expense)/credit relating to items that will not be reclassified subsequently		(0.6)		(37.9)		(57.3)		229.4

		1.0		63.9		150.4		(392.3)

(ii) Items that may be reclassified subsequently to profit and loss :
Gains and (losses) in cash flow hedges		0.9		59.2		(139.7)		252.7
Available for sale investments		10.1		654.1		101.6		(331.2)
Income tax (expense)/credit relating to items that may be reclassified subsequently		(0.3)		(20.5)		46.8		(85.9)

		10.7		692.8		8.7		(164.4)

Other comprehensive income/(loss) for the year, net of tax (i+ii)		11.7		756.7		159.1		(556.7)

Total comprehensive income/(loss) for the year	US$	(886.9)	Rs.	(57,519.3)	Rs.	2,859.5	Rs.	(45,733.2)

C.	Statements of Cash Flows

	Year ended March 31,
	2017		2017		2016		2015
	(In millions)
Cash flows from operating activities:
Net Income	US$	(898.6)	Rs.	(58,276.0)	Rs.	2,700.4	Rs.	(45,176.5)
Adjustments for:
Depreciation and amortization expense		536.6		34,798.3		25,804.5		28,267.9
Inventory write-down		27.8		1,802.7		1,363.3		1,386.8
Allowances for trade and other receivables		26.3		1,705.1		1,958.2		1,275.7
Loss on sale of assets/assets written off and others (net)		150.3		9,748.8		5,523.1		2,822.6
Gain on sale, change in fair value of available-for-sale investments (net)		(19.4)		(1,261.0)		(8,042.2)		(804.8)
Gain on fair value of below market interest loans		(7.2)		(465.2)		(505.0)		(498.4)
Foreign exchange (gain)/loss (net)		(35.3)		(2,291.1)		1,758.2		832.4
Income tax expense		25.8		1,674.5		(198.8)		9,044.8
Interest expense		245.2		15,901.5		14,955.5		18,101.0
Interest income		(28.5)		(1,846.5)		(2,637.8)		(982.0)
Dividend income		(104.3)		(6,765.0)		(10,617.1)		(16,894.8)
Provision for impairment of investment in a subsidiary		19.0		1,231.7		—		—

Cash flows from operating activities before changes in following assets and liabilities		(62.3)		(4,042.2)		32,062.3		(2,625.3)
Trade receivables		(31.2)		(2,023.6)		(7,040.5)		1,271.8
Finance receivables		(0.4)		(27.7)		205.7		54.5
Other financial assets		(12.3)		(800.7)		(174.3)		(1,822.1)
Other current assets		(38.9)		(2,521.2)		(2,019.7)		(778.2)
Inventories		(88.1)		(5,714.3)		(2,288.3)		(10,937.1)
Other non-current assets		1.8		119.7		1,149.8		(3,420.5)
Accounts payable		287.3		18,628.5		3,578.8		1,189.8
Acceptances		75.9		4,920.1		(632.5)		(10,050.1)
Other current liabilities		25.5		1,651.3		3,720.2		(320.0)
Other financial liabilities		63.3		4,106.4		(3,287.8)		6,558.7
Other non-current liabilities		(5.0)		(324.8)		817.4		296.2
Provisions		12.0		780.7		1,173.5		1,332.1

Cash generated from/(used in) operations		227.6		14,752.2		27,264.6		(19,250.2)
Income tax paid (net)		(14.6)		(937.5)		(235.0)		(904.7)

Net cash from/(used in) operating activities		213.0		13,814.7		27,029.6		(20,154.9)

Cash flows from investing activities:
Investments in Mutual Fund (purchased)/sold (net)		(82.9)		(5,374.0)		(16,690.2)		679.9
Investments in subsidiary companies		(21.4)		(1,390.8)		(599.8)		(1,105.6)
Advance towards investments in subsidiary companies		—		—		(731.1)		(260.8)
Loans to subsidiaries and equity accounted investees		—		(0.7)		(779.7)		(1,590.0)
Loans to others		—		—		(7.5)		—
Proceeds from sale of investments in subsidiary companies		—		—		7,469.0		18,039.0
Proceeds from sale of investments in other companies		—		—		850.5		—
Repayment of loans by joint operation		20.4		1,325.0		—		—
Repayment of loans by others		0.1		7.5		—		—

	Year ended March 31,
	2017		2017	2016	2015
	(In millions)
Deposits with banks/financial institutions	US$	—	Rs. —	Rs. (21,955.0)	Rs. (6,552.7)
Realization of deposits with banks/financial institutions		17.6	1,140.0	21,255.6	—
Deposit of margin money and other restricted deposits		(17.7)	(1,147.1)	(55,112.9)	—
Realization of margin money and other restricted deposits		40.9	2,650.0	53,537.4	6,959.7
(Increase)/decrease in short term inter-corporate deposits		3.1	200.0	(350.0)	(50.0)
Interest received		39.5	2,561.1	2,539.0	888.7
Dividend received		104.3	6,765.0	10,424.6	16,894.8
Payments for property, plant and equipment		(288.8)	(18,728.3)	(16,876.3)	(13,978.8)
Proceeds from sale of property, plant and equipment		2.4	154.1	344.2	394.8
Payments for intangible assets		(239.7)	(15,541.6)	(15,960.0)	(13,932.9)

Net cash from/(used in) investing activities		(422.2)	(27,379.8)	(32,642.2)	6,386.1

Cash flows from financing activities:
Proceeds from issuance of shares		0.7	45.5	74,332.2	—
Dividends paid (including dividend distribution tax)		(11.3)	(730.0)	—	(6,487.3)
Interest paid		(301.9)	(19,575.9)	(20,859.1)	(18,489.0)
Proceeds from issuance of short-term debt		1,020.3	66,166.7	31,182.5	50,925.8
Repayment of short-term debt		(508.6)	(32,984.4)	(49,569.1)	(66,709.1)
Net change in other short-term debt (with maturity up to three months)		(254.0)	(16,472.8)	(26,376.2)	43,796.1
Proceeds from issuance of long-term debt		627.7	40,705.2	4,684.5	80,198.9
Repayment of long-term debt		(400.3)	(25,962.2)	(14,183.5)	(59,726.5)
Debt issuance cost		—	—	—	(1,036.4)

Net cash from/(used in) financing activities		172.6	11,192.1	(788.7)	22,472.5

Net change in cash and cash equivalents		(36.6)	(2,373.0)	(6,401.3)	8,703.7
Effect of foreign exchange on cash and cash equivalents		(0.2)	(13.8)	7.3	(73.2)
Cash and cash equivalents, beginning of the year		65.9	4,270.7	10,664.7	2,034.2

Cash and cash equivalents, end of the year	US$	29.1	Rs. 1,883.9	Rs. 4,270.7	Rs. 10,664.7

Non-cash transactions:

Liability towards property, plant and equipment and intangible assets purchased on credit/deferred credit	US$	50.6	Rs. 3,278.2	Rs. 4,151.5	Rs. 4,045.5

D.	Supplementary information of Tata Motors Limited (“Parent Company”)

The Parent Company’s long-term debt consists of the following:

	As at March 31,
	2017		2017		2016
	(In millions)
Non-convertible debentures	US$	1,086.9	Rs.	70,485.7	Rs.	55,500.0
Buyers credit from banks at floating interest rate		234.2		15,190.7		15,106.0
Senior notes		744.2		48,263.4		49,237.6
Loan from banks/financial institution		101.2		6,565.1		5,785.4
Others		20.2		1,301.7		2,533.7

Total		2,186.7		141,806.6		128,162.7
Less: current portion		77.7		5,040.1		21,998.8

Long-term debt	US$	2,109.0	Rs.	136,766.5	Rs.	106,163.9

The table below provides details regarding the contractual maturities of long-term debt (including interest payment):

	As at March 31,
	2017		2017		2016
	(In millions)
Due in 1st Year	US$	237.7	Rs.	15,416.0	Rs.	31,590.3
Due in 2nd Year		409.2		26,534.1		15,726.1
Due in 3rd to 5th Year		1,566.5		101,586.7		74,840.9
Due after 5th Year		771.6		50,037.0		55,375.5

Total	US$	2,985.0	Rs.	193,573.8	Rs.	177,532.8

Notes to Schedule 1

Schedule 1 has been provided pursuant to the requirements of Rule 12-04 (a) of Regulation S-X, which requires condensed financial information as to financial position, cash flows and results of operations of the Parent Company as of the same dates and for the same periods for which audited consolidated financial statements have been presented because restricted net assets of the consolidated subsidiaries exceed 25% of the consolidated net assets as at March 31, 2017.

As at March 31, 2017 and 2016, Rs. 407,920.8 million and Rs.432,888.7 million respectively, of restricted net assets were not available for distribution.

Basis of preparation

The Condensed financial information of Tata Motors Ltd (“Parent Company”), has been prepared in accordance with International Financial Reporting Standards (referred to as “IFRS”) as issued by International Accounting Standards Board (referred to as “IASB”). The Company has used the same accounting policies as set out in the consolidated financial statements except that the Parent Company’s investments in subsidiaries, joint ventures and equity method investees were recorded at cost less any impairment.

Certain of the company’s activities, are conducted through joint operations, which are joint arrangements whereby the parties that have joint control of the arrangement have rights to the assets, and obligations for the liabilities, relating to the arrangement. As per IFRS -11 Joint arrangements, in its separate financial statements, the Company being joint operator has recognized its share of assets, liabilities, income and expenses of the joint operations incurred jointly with the other partners, along with its share of income from the sale of the output and any assets, liabilities and expenses that it has incurred in relation to the joint operations.

During the current year, pursuant to mandatory transition to Indian Accounting Standards (referred to as “Ind AS”) (which are similar to IFRS with certain carve-outs) with retrospective effect from April 01, 2015, the Company has prepared its Parent only financial information for all periods presented in accordance with IFRS to comply with the requirements of Rule 12-04 (a) of Regulations S-X.

During the years ended March 31, 2017, 2016 and 2015, cash dividends amounting to Rs.6,733.3 million, Rs.10,208.7 million and Rs.16,538.2 million were paid to the Parent Company by its subsidiaries and equity accounted investees, respectively.