Form 20-F/A
period 2017-03-31
TATA MOTORS LTD/FI
filed 2017-07-31
CIK 926042

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

EXPLANATORY NOTE

This Amendment No.1 (“Amendment No.1”) to the annual report on Form 20-F of Tata Motors Limited (“we”, “our” or the “Company”) for the fiscal year ended March 31, 2017 filed on July 28, 2017 (the “Fiscal 2017 Form 20-F”) is being filed to amend the table reconciling our consolidated earnings before other income, interest and tax with our consolidated net income as provided in response to Item 5.A “—Operating Results —Overview”.

Other than as expressly set forth above, this Amendment No. 1 to the Fiscal 2017 Form 20-F does not, and does not purport to, revise, update, amend or restate the information presented in, or any exhibits to, the Fiscal 2017 Form 20-F or reflect any events that have occurred subsequent to the filing of the Fiscal 2017 Form 20-F.

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

	For the year ended March 31,
	2017	2016	2015
	(Rs. in million)
Earnings before other income, interest and tax	104,813	176,789	254,311
Add/(Less):
Share of profit/(loss) of equity accounted investees (net)	14,930	5,775	(1,748)
Other income/(loss) (net)	28,172	3,136	11,508
Foreign exchange gain/(loss) (net)	(13,285)	(20,588)	(20,371)
Interest income	5,641	7,187	6,764
Interest expense (net)	(42,366)	(47,913)	(52,232)
Income tax expense	(35,670)	(27,513)	(69,150)

Net Income	62,234	96,872	129,082

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

E. Off-balance Sheet Arrangements

None

F. Tabular Disclosure of Contractual Obligations

The following table summarizes payments due under significant contractual commitments as at March 31, 2017:

	Payment due by period
	(Rs. in millions)
Type	Total	Less than 1 year	1 to 3 years	3 to 5 years	More than 5 years
Long-term debts[1]	646,572	76,729	284,932	241,351	193,109
Capital lease	1,048	258	301	117	372
Operating lease	39,115	6,598	10,394	7,477	14,646
Capital commitments	202,511	202,099	160	132	120
Purchase commitments	118,825	38,812	42,774	15,035	22,204
Other liabilities	509,487	249,883	146,011	70,384	93,783
Provisions	148,108	58,083	68,132	15,946	5,947

Total	1,665,666	632,462	552,704	350,442	330,181

1.	Includes interest.

G. Safe Harbor

See the section entitled “Cautionary Note on Forward-looking Statements” at the beginning of this annual report on Form 20-F.

Description

12.3	Certification of the Principal Executive Officer required by Rule 13a – 14(a).	Filed herewith

12.4	Certification of the Principal Financial Officer required by Rule 13a – 14(a).	Filed herewith

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on Form 20-F/A its behalf.

July 31, 2017

TATA MOTORS LIMITED

By	/s/ Guenter Butschek
Name:	Guenter Butschek
Title:	CEO & Managing Director

By	/s/ C. Ramakrishnan
Name:	C. Ramakrishnan
Title:	Tata Motors’ Group Chief Financial Officer