Form 20-F
period 2018-03-31
TATA MOTORS LTD/FI
filed 2018-07-31
CIK 926042

As filed with the Securities and Exchange Commission on July 31, 2018

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the Fiscal year ended March 31, 2018

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

Facsimile: +91 22 6665 7790

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

(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report. — 2,887,348,694 Ordinary Shares and 508,502,371 ‘A’ Ordinary Shares, including 437,024,750 Ordinary Shares represented by 87,400,498 American Depositary Shares, or ADSs, outstanding as at March 31, 2018. Each ADS represents five (5) Ordinary Shares as at March 31, 2018.

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

*	Not for trading, but only in connection with listed American Depositary Shares, each representing five Ordinary Shares.

[1]	The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

In this annual report on Form 20-F:

•	References to “we”, “our” and “us” are to Tata Motors Limited and its consolidated subsidiaries, except as the context otherwise requires;

•	References to “dollar”, “U.S. dollar” and “US$” are to the lawful currency of the United States of America; references to “Indian rupees” and “Rs.” are to the lawful currency of India; references to “JPY” are to the lawful currency of Japan; references to “GBP” are to the lawful currency of the United Kingdom; references to “Euro” are to the currency introduced at the start of the third stage of European Economic and Monetary Union pursuant to the Treaty on the Functioning of the European Union, as amended; references to “Russian Ruble” are to the lawful currency of Russia; references to “RMB” and “Chinese Renminbi” are to the lawful currency of China and references to “KRW” and “Korean won” are to the lawful currency of the Republic of Korea;

•	References to “Indian GAAP” are to accounting principles generally accepted in India; references to “IFRS” are to International Financial Reporting Standards and its interpretations as issued by International Accounting Standards Board; and references to “IndAS” are to Indian Accounting Standards;

•	References to an “ADS” are to an American Depositary Share, each of which represents five of our Ordinary Shares of Rs.2 each, and references to an “ADR” are to an American Depositary Receipt evidencing one or more ADSs;

•	References to “Shares” are to the Ordinary Shares and the ‘A’ Ordinary Shares of Tata Motors Limited unless stated otherwise;

•	Passenger Cars are vehicles that have a seating capacity of up to five persons, including the driver, that are further classified into the following market categories:

i.	Micro — length of up to 3,200 mm;

ii.	Mini — length of between 3,200 mm and 3,600 mm;

iii.	Compact — length of between 3,600 mm and 4,000 mm;

iv.	Super Compact — length of between 4,000 mm and 4,250 mm;

v.	Mid-size — length of between 4,250 mm and 4,500 mm;

vi.	Executive — length of between 4,500 mm and 4,700 mm;

vii.	Premium — length of between 4,700 mm and 5,000 mm; and

viii.	Luxury — length of above 5,000 mm;

•	Utility Vehicles, or UVs, are vehicles that have a seating capacity of five to ten persons, including the driver, which includes sports utility vehicles, or SUVs, multi-purpose vehicles and vans;

•	Passenger Vehicles refers to Passenger Cars or Utility Vehicles;

•	Medium and Heavy Commercial Vehicles, or MHCVs, are vehicles that have a gross vehicle weight, or GVW, of over 12 metric Tons;

•	Intermediate Light Commercial Vehicles or ILCVs, are vehicles that have a GVW between 3.5 metric tons and 12 metric tons;

•	Small Commercial Vehicles & Pickups or SCVs & Pickups are vehicles that have a GVW of up to 3.5 tons;

•	Commercial Vehicle Passenger or CV Passengers, are passenger carriers in Commercial vehicle segment;

•	For our Jaguar Land Rover business, references to premium cars and luxury performance sports utility vehicles refer to a defined list of premium competitor cars and sports utility vehicles;

•	Unless otherwise stated, comparative and empirical Indian industry data in this annual report on Form 20-F have been derived from published reports of the Society of Indian Automobile Manufacturers, or SIAM;

•	References to a particular “Fiscal” year, such as “Fiscal 2018”, are to our Fiscal year ended on March 31 of that year;

•	“Millimeters” or “mm” are equal to 1/1000 of a meter. A meter is equal to approximately 39.37 inches and a millimeter is equal to approximately 0.039 inch;

•	“Kilograms” or “kg” are each equal to approximately 2.2 pounds, and “metric tons” or “tons” are equal to 1,000 kilograms or approximately 2,200 pounds;

•	“Liters” are equivalent to 61.02 cubic inches of volume, or approximately 1.057 U.S. quarts of liquid measure;

•	“Revenue” refers to Total Revenue net of excise duty unless stated otherwise;

•	“Companies Act” refers to the Indian Companies Act, 2013, as amended from time to time, unless stated otherwise; and

•	Figures in tables may not add up to totals due to rounding.

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

Information regarding important factors that could cause actual results to differ materially from those in our forward-looking statements appear in a number of places in this annual report on Form 20-F and the documents incorporated by reference into this annual report on Form 20-F, and include, but are not limited to:

•	changes in general economic, business, political, social, fiscal or other conditions in India, the United States, the United Kingdom and the rest of Europe, Russia, China or in any of the other countries where we operate;

•	fluctuations in the currency exchange rate against the functional currency of the respective consolidated entities;

•	accidents and natural disasters;

•	terms on which we finance our working capital and capital and product development expenditures and investment requirements;

•	implementation of new projects, including mergers and acquisitions, planned by management;

•	contractual arrangements with suppliers;

•	government policies including those specifically regarding the automotive industry, including industrial licensing, environmental regulations, safety regulations, import restrictions and duties, excise duties, sales taxes, value added taxes, product range restrictions, diesel and gasoline prices and road network enhancement projects;

•	movements in the prices of key inputs such as steel, aluminum, rubber and plastics; and

•	other factors beyond our control.

All forward-looking statements included herein are based upon information available to us on the date hereof and we are under no duty to update any of the forward-looking statements after the date hereof to conform these statements to actual results.

Non-IFRS Measures

We use the following non-IFRS performance indicators to monitor financial performance:

Earnings before other income, interest and tax

Earnings before other income, interest and tax is Earnings before share of profit/(loss) of equity accounted investees (net), assets written off/loss on sale of assets and others (net), other income/(loss) (net), foreign exchange gains/(loss) (net), interest income, interest expense (net) and income tax expense. It is monitored by management for the purposes of performance of income earned by our operations. Earnings before other income, interest and tax is presented because management believes this gives earnings earned by the business of the Company. Reconciliation of our consolidated earnings before other income, interest and tax to our consolidated net income is provided in Item 5.A “—Operating Results —Overview”.

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

A. Selected Financial Data

The following tables set forth selected financial data, including selected historical financial information as at and for each of the Fiscal years ended March 31, 2018, 2017, 2016, 2015 and 2014, in accordance with International Financial Reporting Standards, as issued by the International Accounting Standards Board, or IFRS.

The selected IFRS consolidated financial data as at March 31, 2018 and 2017 and for each of Fiscal 2018, 2017 and 2016 are derived from our audited IFRS consolidated financial statements included in this annual report on Form 20-F. The selected IFRS consolidated financial data as at March 31, 2016, 2015 and 2014 and for Fiscal 2015 and 2014 are derived from our audited IFRS consolidated financial statements not included in this annual report on Form 20-F.

You should read our selected financial data in conjunction with Item 5 “—Operating and Financial Review and Prospects.”

Selected Financial Data Prepared in Accordance with IFRS

	Year ended March 31,
	2018	2018	2017	2016	2015	2014
	(In US$ millions, except share and per share amounts)
		(in Rs. millions, except share and per share amounts)
Revenues	43,834.4	2,856,910.8	2,632,176.8	2,682,793.8	2,626,297.8	2,325,150.8
Finance revenues	399.5	26,040.3	24,318.3	22,318.8	22,630.8	29,875.9

Total revenues	44,233.9	2,882,951.1	2,656,495.1	2,705,112.6	2,648,928.6	2,355,026.7
Change in inventories of finished goods and work-in-progress	(314.0)	(20,465.8)	(73,751.2)	(27,540.1)	(29,610.9)	(28,317.3)
Purchase of products for sale	2,440.2	159,039.9	139,245.3	128,494.6	130,803.8	109,691.6
Raw materials, components and consumables	26,360.2	1,718,028.0	1,593,803.1	1,536,255.1	1,515,835.7	1,366,066.9
Employee cost	4,643.2	302,624.8	283,588.0	288,117.4	250,401.2	213,903.0
Defined benefit pension plan amendment	(553.7)	(36,090.1)	—	—	—	—
Depreciation and amortization	3,219.3	209,818.2	182,405.4	168,074.9	134,495.8	110,462.6
Other expenses	9,662.5	629,755.4	608,461.6	585,321.4	545,909.5	498,777.7
Provision/(Reversal) for loss of inventory (net of insurance recoveries)	(1.7)	(111.9)	(13,301.0)	16,383.9	—	—
Expenditure capitalized	(2,852.0)	(185,882.0)	(168,768.8)	(166,783.2)	(153,217.5)	(135,246.8)
Assets written off/loss on sale of assets and others (net)	447.2	29,148.6	11,418.6	9,477.4	3,512.2	294.1
Other (income)/loss (net)	(734.5)	(47,873.3)	(39,590.1)	(12,613.0)	(15,020.6)	(8,026.7)
Foreign exchange (gain)/loss (net)	42.3	2,758.8	13,284.8	20,588.0	20,371.3	(8,332.8)
Interest income	(109.3)	(7,122.4)	(5,640.7)	(7,186.6)	(6,763.9)	(6,656.7)
Interest expense (net)	711.4	46,365.0	42,365.7	47,912.6	52,231.6	53,094.7
Impairment in an equity accounted investee	—	—	—	—	—	8,033.7
Share of (profit)/loss of equity accounted investees (net)	(349.6)	(22,782.6)	(14,930.0)	(5,774.7)	1,748.3	1,877.6

Net income before tax	1,622.4	105,740.5	97,904.4	124,384.9	198,232.1	179,405.1
Income tax expense	(583.9)	(38,058.5)	(35,670.0)	(27,512.7)	(69,149.7)	(48,226.5)

Net income after tax	1,038.5	67,682.0	62,234.4	96,872.2	129,082.4	131,178.6

	Year ended March 31,
	2018		2018	2017	2016	2015	2014
	(In US$ millions, except share and per share amounts)
			(in Rs. millions, except share and per share amounts)
Net income/(loss) attributable to equity holders		1,022.8	66,660.8	61,210.5	95,883.4	128,291.2	130,717.1
Net income/(loss) attributable to non-controlling interest		15.7	1,021.2	1,023.9	988.8	791.2	461.5
Dividends per share Ordinary Shares	US$	—	Rs. —	Rs.0.2	Rs. —	Rs. 2.0	Rs. 2.0
Dividends per share ‘A’ Ordinary Shares	US$	—	Rs. —	Rs.0.3	Rs. —	Rs. 2.1	Rs. 2.1
Weighted average Ordinary shares outstanding:
Basic			2,887,348,357	2,887,218,310	2,873,188,838	2,765,339,619	2,760,961,457
Diluted			2,887,842,826	2,887,818,076	2,873,809,883	2,765,824,089	2,761,450,718
Weighted average ‘A’ Ordinary shares outstanding:
Basic			508,502,336	508,483,714	506,063,234	487,445,041	487,440,271
Diluted			508,736,110	508,736,110	506,320,979	487,684,611	487,684,558
Earnings per share:
Basic	US$	0.3	Rs. 19.6	Rs. 18.0	Rs. 28.4	Rs. 39.4	Rs. 40.2
Diluted	US$	0.3	Rs. 19.6	Rs. 18.0	Rs. 28.4	Rs. 39.4	Rs. 40.2
Earnings per share of ‘A’ Ordinary Shares:
Basic	US$	0.3	Rs. 19.7	Rs. 18.1	Rs. 28.5	Rs. 39.5	Rs. 40.3
Diluted	US$	0.3	Rs. 19.7	Rs. 18.1	Rs. 28.5	Rs. 39.5	Rs. 40.3

As described in Note 2(n) of our audited IFRS consolidated financial statements included in this annual report on Form 20-F, during Fiscal 2018, we changed our presentation of assets written off/loss on sale of assets and others (net) in the consolidated income statement. The change in presentation has been retrospectively applied to prior year comparatives. The change in the presentation does not affect Net income, Total comprehensive income and earnings per share in any of the periods presented.

As described in Note 2(u) of our audited IFRS consolidated financial statements included in this annual report on Form 20-F, during Fiscal 2017, we changed our presentation of foreign exchange gain/(loss) in the consolidated income statement. The change in presentation has been retrospectively applied to prior year comparatives. There has been no impact on net income for the years ended March 31, 2016, 2015 and 2014.

In Fiscal 2016, we conducted a renounceable rights offer of 150,644,759 new Ordinary Shares, including Ordinary Shares represented by ADSs, and 26,530,290 new ‘A’ Ordinary Shares of Rs.2 each to qualifying shareholders recorded in the shareholders register at the close of business on April 8, 2015, at a subscription price of Rs.450 each for new Ordinary Shares and Rs.271 each for new ‘A’ Ordinary Shares, in the ratio of six rights to subscribe to Shares for every 109 Shares held. The rights offer was fully subscribed and the shareholders received the new shares on May 13, 2015. As described in Note 39 to our audited consolidated financial statements for Fiscal 2016, the earliest period presented in the consolidated financial statement for each of Fiscal 2015 and 2014, basic and diluted earnings per share have been retrospectively adjusted for the bonus element of the rights offer attributable to the difference between the exercise price of the rights and the prevailing market price of the Shares.

	As at March 31,
	2018	2018	2017	2016	2015	2014
	(in US$ millions, except number of shares)
		(in Rs. millions, except number of shares)
Balance Sheet Data
Total Assets	49,650.1	3,235,937.2	2,666,646.0	2,619,981.3	2,345,643.4	2,184,775.9
Long term debt, net of current portion	9,381.2	611,419.4	605,644.5	504,511.3	544,862.5	454,138.6
Total shareholders’ equity	14,023.2	913,947.3	538,842.2	768,036.7	539,351.8	631,696.3
Number of Equity shares outstanding
-Ordinary Shares		2,887,348,694	2,887,348,428	2,887,203,602	2,736,713,122	2,736,713,122
-‘A’ Ordinary Shares		508,502,371	508,502,291	508,476,704	481,966,945	481,966,945

Exchange Rate Information

For convenience, some of the financial amounts presented in this annual report on Form 20-F have been translated from Indian rupee amounts into U.S. dollar amounts at the rate of Rs.65.18 = US$1.00, based on the fixing rate in the city of Mumbai as published by the Foreign Exchange Dealers’ Association of India on March 31, 2018.

The following table sets forth information with respect to the exchange rate between the Indian rupee and the U.S. dollar (Rs. per U.S. dollar) as published by Bloomberg L.P. for Fiscal 2018, 2017, 2016, 2015 and 2014.

Year ended March 31,	Period End	Period Average	High	Low
2018	65.18	64.46	65.71	63.37
2017	64.85	67.08	68.78	64.85
2016	66.25	65.45	68.71	62.19
2015	62.50	61.16	63.68	58.46
2014	59.89	60.47	68.83	53.81

The following table sets forth information with respect to the exchange rate between the Indian rupee and the U.S. dollar (Rs. per U.S. dollar) for the previous six months as published by Bloomberg L.P.

Month	Period End	Period Average	High	Low
January 2018	63.59	63.65	64.04	63.37
February 2018	65.18	64.45	65.17	63.91
March 2018	65.18	65.04	65.21	64.84
April 2018	64.25	64.50	65.02	64.11
May 2018	67.40	65.38	68.42	63.37
June 2018	68.47	67.79	68.79	66.92

As at July 2018 (through July 30, 2018), the value of the Indian rupee against the U.S. dollar was Rs 68.68 per US$1.00, as published by Bloomberg L.P.

B. Capitalization and Indebtedness

Not applicable.

C. Reasons for the Offer and Use of Proceeds

Not applicable.

D. Risk Factors

This section describes the risks that we currently believe may materially affect our business, financial condition and results of operations. The factors below should be considered in connection with any forward-looking statements in this annual report on Form 20-F and the cautionary statements on page ii. Although we will be making reasonable efforts to mitigate or minimize these risks, one or more of a combination of these risks could materially and adversely impact our business, revenues, sales, net assets, financial condition, results of operations, liquidity, capital resources and prospects.

Risks Associated with Our Business and the Automotive Industry

Deterioration in global economic conditions could have a material adverse impact on our sales and results of operations.

The Indian automotive industry could be affected materially by the general economic conditions in India and around the world. The automotive industry, in general, is cyclical, and economic slowdowns in the recent past have affected the manufacturing sector in India, including automotive and related industries. Deterioration of key economic metrics, such as the growth rate, interest rates and inflation, reduced availability of financing for vehicles at competitive rates, implementation of burdensome environmental and tax policies and increase in freight rates and fuel prices could materially and adversely affect our automotive sales and results of operations.

In addition, investors’ reactions to economic developments or a loss of investor confidence in the financial systems of other countries may cause volatility in Indian financial markets and, indirectly, in the Indian economy. Any worldwide financial instability, including increased protectionist measures and withdrawal from trade pacts by countries in which we operate, could also have a negative impact on the Indian economy, including the movement of exchange rates and interest rates in India. In the event global economic recovery is slower than expected, or if there is any significant financial disruption, this could have a material adverse effect on our cost of funding, portfolio of financing loans, business, prospects, results of operations, financial condition and the trading price of our Shares and ADSs.

Our Jaguar Land Rover business has significant operations in the United Kingdom, North America, continental Europe and China as well as sales operations in markets across the globe. Conditions in automotive markets were generally more challenging in Fiscal 2018 with industry volumes down significantly year-on-year in the United Kingdom (11%) reflecting a sharp decline in diesel-based vehicle sales (26.2%), and down slightly in the US (1.1%), but up modestly in China 1.3% and in Europe 3.8%. Conditions remained challenging in emerging markets such as Brazil, Russia and South Africa. Jaguar Land Rover’s growth plans may not quite materialize as expected which could have a significant adverse impact on our financial performance. If automotive demand softens because of lower or negative economic growth in key markets or due to other factors, Jaguar Land Rover’s operations and financial condition could be materially and adversely affected as a result. In addition, the current U.S. presidential administration could seek to introduce changes to laws and policies governing international trade and impose additional tariffs and duties on foreign vehicle imports, which could have a material adverse effect on Jaguar Land Rover’s sales in the United States.

Deterioration in key economic factors, such as those mentioned above, in countries where Jaguar Land Rover has sales operations may result in a decrease in demand for Jaguar Land Rover automobiles. A decrease in demand would, in turn, cause automobile prices and manufacturing capacity utilization rates to fall. Such circumstances have in the past materially affected, and could in the future, materially affect, our business, results of operations and financial condition.

The United Kingdom’s contemplated exit from the European Union may adversely impact our business, results of operations and financial condition.

In a non-binding referendum on the United Kingdom’s membership in the European Union in June 2016, a majority of the electorate voted for the United Kingdom’s withdrawal from the European Union. Pursuant to its invocation of Article 50 of the Lisbon Treaty, the United Kingdom is currently negotiating its exit from the European Union. Substantial uncertainty remains regarding the outcome of the negotiations, the United Kingdom’s future relationship with the European Union, the economic and political future of the United Kingdom, the legal structure applicable to companies doing business in the United Kingdom as well as the scope and duration of a transitionary period, if any, following the expiration of the Article 50 period in December 2020. This uncertainty, along with any real or perceived impact of Brexit, could have a material adverse effect on our business, results of operations and financial condition.

Depending on the outcome of the negotiations, the United Kingdom could lose its present rights or terms of access to the single European Union market and European Union customs area and to the global trade deals negotiated by the European Union on behalf of its members. New or modified trading arrangements between the United Kingdom and other countries may have a material adverse effect on our business. A decline in trade could also affect the attractiveness of the United Kingdom as a global investment center and, as a result, could have a detrimental impact on the level of investment in United Kingdom companies, including our Jaguar Land Rover business. Customer behavior may change as a result of global economic uncertainty, which may cause Jaguar Land Rover’s customers to re-evaluate when and to what extent they are willing to spend on our products and services. The uncertainty concerning the terms of Brexit could also have a negative impact on the growth of the United Kingdom economy and cause greater volatility in the British pound against foreign currencies in which Jaguar Land Rover conducts business, particularly the U.S. dollar, the Euro and the Chinese yuan.

There also exists significant uncertainty with respect to the laws and regulations that will apply as the United Kingdom determines which European Union-derived laws to replace or replicate. This uncertainty may adversely affect business activity and economic conditions in the United Kingdom and the Eurozone. In particular, changes in taxes, tariffs and other fiscal policies could have a significant impact on Jaguar Land Rover business; 21.7% of its retail sales volume in Fiscal 2018 were to customers based in the European Union (excluding the United Kingdom) and a substantial portion of its suppliers are situated there. The economic outlook could be further adversely affected by the risk of a greater push for independence by Scotland or Northern Ireland or the risk that the Euro as the single currency of the European Union could cease to exist. Changes to the United Kingdom’s border and immigration policy could likewise occur as a result of Brexit, affecting our business’s ability to recruit and retain employees from outside the United Kingdom. Any of the foregoing factors and other factors relating to Brexit that we cannot predict may have a material adverse effect on our business, results of operations and financial condition.

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

We also face strong competition in the Indian market from domestic and foreign automobile manufacturers. Improving infrastructure and growth prospects, compared to those of other mature markets, have attracted a number of international companies to India either through joint ventures with local partners or through independently owned operations in India. International competitors bring with them decades of international experience, global scale, advanced technology and significant financial resources. Consequently, domestic competition is likely to further intensify in the future. There can be no assurance that we will be able to implement our future strategies in a way that will mitigate the effects of increased competition on the Indian automotive industry.

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

The electric vehicle market may not evolve as anticipated.

We intend to develop electric vehicles as more car manufacturers consider various opportunities to expand their electric vehicle product range and stringent emissions norms push OEMs increasingly in the direction of adopting zero emissions technology. However, sales of electric vehicles are hard to predict as consumer demand may fail to shift in favor of electric vehicles and this market segment may remain small relative to the overall market for years to come. Consumers may remain reluctant to adopt electric vehicles due to the lack of fully developed charging infrastructure or long charging times. If the value proposition of electric vehicles fails to fully materialize, this could have a material adverse effect on our financial condition or results of operations.

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

More specifically, our international businesses face a range of risks and challenges, including, but not limited to, the following: language barriers, cultural differences, difficulties in staffing and managing overseas operations, inherent difficulties and delays in contract enforcement and the collection of receivables under the legal systems of foreign countries, the risk of non-tariff barriers, regulatory and legal requirements affecting our ability to enter new markets through joint ventures with local entities, difficulties in obtaining regulatory approvals, environmental permits and other similar types of governmental consents, difficulties in negotiating effective contracts, obtaining the necessary facility sites or marketing outlets or securing essential local financing, liquidity, trade financing or cash management facilities, export and import restrictions, multiple tax regimes (including regulations relating to transfer pricing and withholding and other taxes on remittances and other payments from subsidiaries), foreign investment restrictions, foreign exchange controls and restrictions on repatriation of funds, other restrictions on foreign trade or investment sanctions, and the burdens of complying with a wide variety of foreign laws and regulations. Furthermore, as part of our global activities, as we may engage with third-party dealers and distributors, whom we do not control but who could nevertheless take actions that could have a material adverse impact on our reputation and business; we cannot assure you that we will not be held responsible for any activities undertaken by such third parties. If we are unable to manage risks related to our expansion and growth in other parts of the world and therefore fail to establish a strong presence in those higher growth markets, our business, results of operations and financial condition could be adversely affected or our investments could be lost.

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

For example, we acquired the Jaguar Land Rover business from Ford in June 2008, and since then Jaguar Land Rover has become a significant part of our business, accounting for 76.8% of our total revenues in Fiscal 2018. As a result of the acquisition, we are responsible for, among other things, the obligations and liabilities associated with the legacy business of Jaguar Land Rover. There can be no assurances that any legacy issues at Jaguar Land Rover or any other acquisition we have undertaken in the past or will undertake in the future would not have a material adverse effect on our business, financial condition and results of operations, as well as our reputation and prospects.

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

Customer preferences, especially in many of the more mature markets, have trended towards smaller and more fuel-efficient and environmentally-friendly vehicles. Climate change concerns, increases in fuel prices, certain government regulations (such as CO2 emissions limits and higher taxes on SUVs) and the promotion of new technologies encourages customers to look beyond standard purchasing factors (such as price, design, performance, brand image and features) to differentiation of the technology used in the vehicle or the manufacturer or provider of this technology. Such consumer preferences could materially affect our ability to sell premium passenger cars and large or medium-sized all-terrain vehicles at current or targeted volume levels, and could have a material adverse effect on our general business activity, net assets, financial position and results of operations.

Our operations may be significantly impacted if we fail to develop, or experience delays in developing, fuel-efficient vehicles that reflect changing customer preferences and meet the specific requirements of government regulations. Our competitors may gain significant advantages if they are able to offer products satisfying customer needs earlier than we are able to, which could adversely impact our sales, results of operations and financial condition. Delays or cost overruns in implementing new product launches, expansion plans or capacity enhancements could also materially and adversely impact our financial condition and results of operations.

As a result of the public discourse on climate change and volatile fuel prices, we face more stringent government regulations, including imposition of speed limits and higher taxes on sports utility vehicles or premium automobiles. We endeavor to take account of these factors, and we are focused on researching, developing and producing new drive technologies, such as hybrid engines and electric cars. We are also investing in development programs to reduce fuel consumption through the use of lightweight materials, reducing parasitic losses through the driveline and improving aerodynamics. Coupled with consumer preferences, a failure to achieve our planned objectives or delays in developing fuel efficient products could materially affect our ability to sell premium passenger cars and large or medium-sized all-terrain vehicles at current or targeted volumes and could have a material adverse effect on our general business activity, net assets, financial position and results of operations. In addition, deterioration in the quality of our vehicles could force us to incur substantial costs and damage our reputation. There is a risk that competitors or joint ventures set up by competitors will develop better solutions and will be able to manufacture the resulting products more rapidly, in larger quantities, with a higher quality and/or at a lower cost. It is possible that we could then be compelled to make new investments in researching and developing other technologies to maintain our existing market share or to win back the market share lost to competitors. Finally, our manufacturing operations and sales may be subject to potential physical impacts of climate change, including changes in weather patterns and an increased potential for extreme weather events, which could affect the manufacture and distribution of our products and the cost and availability of raw materials and components.

Private and commercial users of transportation increasingly use modes of transportation other than the automobile. The reasons for this include the rising costs of automotive transport, increasing traffic density in major cities and environmental awareness. Furthermore, the increased use of car-sharing concepts and other innovative mobility initiatives facilitates access to other methods of transport, thereby reducing dependency on private automobiles. Furthermore, non-traditional market participants and/or unexpected disruptive innovations may eliminate dependency on the private automobile altogether. A shift in consumer preferences away from private automobiles would have a material adverse effect on our general business activity and on our sales, prospects, financial condition and results of operations.

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

We are more vulnerable to reduced demand for premium performance cars and all-terrain vehicles than automobile manufacturers with a more diversified product range.

Jaguar Land Rover operates in the premium performance car and all-terrain vehicle segments, which are very specific segments of the premium passenger car market, and it has a more limited range of models than some of its competitors. Accordingly, its performance is linked to market conditions and consumer demand in those market segments. Furthermore, some other premium performance vehicle manufacturers operate in a relatively broader spectrum of market segments, which makes them comparatively less vulnerable to reduced demand for any specific segment. Any downturn or reduction in the demand for premium passenger cars and all-terrain vehicles, or any reduced demand for Jaguar Land Rover’s most popular models in the geographic markets in which it operates could have a substantial adverse effect on its performance and earnings.

We are subject to risks associated with product liability, warranty and recall.

We are subject to risks and costs associated with product liability, warranties and recalls in connection with performance, compliance or safety-related issues affecting our products which may, in turn, cause our customers to question the safety or reliability of our vehicles and thus result in a materially adverse effect on our business, impacting our reputation, results from operations and financial condition. Such events could also require us to expend considerable resources to remediate, and we may also be subject to class actions or other large-scale product liability or other lawsuits in various jurisdictions where we conduct business. In May 2016, an industry-wide passenger airbag safety recall was announced in the United States by the National Highway Traffic System Administration or NHTSA, in respect of airbags from Takata Corporation or Takata, a supplier of airbags. Certain front-passenger airbags supplied by Takata were installed in vehicles sold by Jaguar Land Rover. The Company considered the cost associated with the recall and recognized an additional provision of GBP67.4 million for the estimated cost of repairs in our income statement for Fiscal 2016. We expect to utilize the provision over the next one to four years as the mandated repairing are fulfilled.

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

We are exposed to the risks of new drive and other technologies being developed and the resulting effects on the automobile market.

Over the past few years, the global market for automobiles, particularly in established markets, has been characterized by increasing demand for more environmentally-friendly vehicles and technologies. This is related, in particular, to the public debate on global warming and climate protection. We endeavor to take account of climate protection and the ever more-stringent laws and regulations that have been and are likely to be adopted. We are focusing on researching, developing and producing new drive technologies, such as hybrid engines and electric cars. Jaguar Land Rover is also investing in development programs to reduce fuel consumption through the use of lightweight materials, reducing parasitic losses through the driveline and improvements in aerodynamics. Recently, several jurisdictions, such as Norway, Germany, the United Kingdom, France, the Netherlands, India and China, have announced the intention to eliminate the sale of conventionally fueled vehicles in their markets in the coming decades.

Diesel technologies have also become the focus of legislators in the United States and European Union as a result of emissions levels. This has led various carmakers to announce programs to retrofit diesel vehicles with software that will allow them to reduce emissions which may require us to undertake increased R&D spending. There is a risk that these R&D activities, including retrofit software upgrades, will not achieve their planned objectives or that competitors or joint ventures set up by competitors will develop better solutions and will be able to manufacture the resulting products more rapidly, in larger quantities, with a higher quality and/or at a lower cost. This could lead to increased demand for the products of such competitors and result in a loss of market share for us There is also a risk that the money invested in researching and developing new technologies, including autonomous, connected and electrification technologies, or money invested in mobility solutions to overcome and address future travel and transport challenges, will, to a considerable extent, have been spent in vain, because the technologies developed or the products derived therefrom are unsuccessful in the market or because competitors have developed better or less expensive products. It is possible that we could then be compelled to make new investments in researching and developing other technologies to maintain its existing market share or to win back the market share lost to competitors.

In addition, climate change concerns and the promotion of new technologies encourages customers to look beyond standard factors (such as price, design, performance, brand image or comfort/features) to differentiation of the technology used in the vehicle or the manufacturer or provider of this technology. This could lead to shifts in demand and the value-added parameters in the automotive industry at the expense of our products.

Our competitors may be able to benefit from the cost savings offered by industry consolidation or alliances.

As part of our growth strategy, it may open new manufacturing, research or engineering facilities, expand existing facilities, add additional product lines or expand our businesses into new geographical markets. There is a range of risks inherent in such a strategy that could adversely affect the Company’s ability to achieve these objectives, including, but not limited to, the following: the potential disruption of the our business; the uncertainty that new product lines will generate anticipated sales; the uncertainty that it may not be able to meet or anticipate consumer demand; the uncertainty that a new business will achieve anticipated operating results; the diversion of resources and management’s time; our cost reduction efforts may not be successful; the difficulty of managing the operations of a larger company; and the difficulty of competing for growth opportunities with companies having greater financial resources than we have.

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

In Fiscal 2018 and 2017, the consumption of raw materials, components aggregates and purchase of products for sale (including changes in inventory) constituted 64.4% and 62.5%, respectively, of our revenues. Prices of commodity items used in manufacturing automobiles, including steel, aluminum, copper, zinc, rubber, platinum, palladium and rhodium, have become increasingly volatile in recent years. Further price movements depend on the evolving economic scenarios across the globe. Most of these inputs are priced in U.S. dollars on international markets. While we continue to pursue cost reduction initiatives, an increase in price of input materials could severely impact our profitability to the extent such increase cannot be absorbed by the market through price increases and/or could also have a negative impact on demand.

In addition, an increased price and supply risk could arise from the need for rare and frequently sought-after raw materials for which demand is high, such as rare earth metals, which are predominantly found in China. Rare earth metal prices and supply remain uncertain. In the past, China has limited the export of rare earths from time to time. Due to intense price competition and our high level of fixed costs, we may not be able to adequately address changes in commodity prices even if they are foreseeable. Increases in fuel costs also pose a significant challenge, especially in the commercial and premium vehicle categories where increased fuel prices have an impact on demand. If we are unable to find substitutes for supplies of raw materials or pass price increases on to customers, or to safeguard the supply of scarce raw materials, our vehicle production, business, financial condition and results of operations could be materially and adversely affected. We are also exposed to supply chain risks relating to lithium-ion cells which are critical for our electric vehicle production. Any disruption in the supply of battery cells from such suppliers could disrupt production of our vehicles. The severity of this risk is likely to increase as we and other manufacturers increase electric vehicle production.

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

Any inability to implement our growth strategy by entering new markets may adversely affect our results of operations.

Our growth strategy relies on the expansion of our operations in emerging markets such as ASEAN, SAARC Latin American countries, north and west Africa as well as other parts of the world which feature higher growth potential than many of the more mature automotive markets in developed countries. The costs associated with entering and establishing ourselves in new markets, and expanding such operations may, however, be higher than expected, and we may face significant competition in those regions. In addition, our international business faces a range of risks and challenges, including language barriers, cultural differences, difficulties in staffing and managing overseas operations, inherent difficulties and delays in contract enforcement and the collection of receivables under the legal systems of foreign countries, the risk of non-tariff barriers, regulatory and legal requirements affecting our ability to enter new markets through joint ventures with local entities, difficulties in obtaining regulatory approvals, environmental permits and other similar types of governmental consents, difficulties in negotiating effective contracts, obtaining the necessary facility sites or marketing outlets or securing essential local financing, liquidity, trade financing or cash management facilities, export and import restrictions, multiple tax regimes (including regulations relating to transfer pricing and withholding and other taxes on remittances and other payments from subsidiaries), foreign investment restrictions (including restrictions on incentives offered by foreign governments for investment in their jurisdictions), foreign exchange controls and restrictions on repatriation of funds, other restrictions on foreign trade or investment sanctions, and the burdens of complying with a wide variety of foreign laws and regulations. If we are unable to manage risks related to our expansion and growth in other parts of the world and therefore fail to establish a strong presence in those higher growth markets, our business, results of operations and financial condition could be adversely affected or our investments could be lost.

A significant reliance on key markets by both TML and Jaguar Land Rover increases the risk of negative impact of reduced customer demand in those countries.

TML and Jaguar Land Rover rely on the United Kingdom, Chinese, North American, continental European, Indian and other overseas markets. Any decline in demand for our and Jaguar Land Rover’s vehicles in these major markets may in the future significantly impair our and Jaguar Land Rover’s business, financial position and results of operations. Further, decreased demand for our and Jaguar Land Rover’s products may not be sufficiently mitigated by new product launches and expansion into growing markets, which could have a significant adverse impact on our and Jaguar Land Rover’s financial performance.

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

Changes in our credit rating could adversely affect the value of our debt securities, finance costs and our ability to obtain future financing

Any credit ratings assigned to us or our debt securities may not reflect the potential impact of all risks related to structure, market, additional risk factors discussed and other factors that may affect the value of our debt securities. A credit rating is not a recommendation to buy, sell or hold securities. Credit rating agencies continually review the ratings they have assigned and their ratings may be subject to revision, suspension or withdrawal by the rating agency at any time. A downgrade in our credit rating may negatively affect our ability to obtain future financing to fund our operations and capital needs, which may affect our liquidity. It may also increase our financing costs by increasing the interest rates of our outstanding debt or the interest rates at which we are able to refinance existing debt or incur additional debt.

Exchange rate and interest rate fluctuations could materially and adversely affect our financial condition and results of operations.

Our and Jaguar Land Rover’s operations are subject to risks arising from fluctuations in exchange rates with reference to countries in which we operate. We import capital equipment, raw materials and components from, manufacture vehicles in, and sell vehicles into, various countries, and therefore, our revenues and costs have significant exposure to the relative movements of the GBP, the U.S. dollar, the Euro, the Russian Ruble, the Chinese Renminbi, the Singapore dollar, the Japanese Yen, the Australian dollar, the South African rand, the Thai baht, the Korean won and the Indian rupee. With respect to Jaguar Land Rover, the United Kingdom’s exit from the European Union could also have a negative impact on the growth of the United Kingdom economy and cause greater volatility in the GBP. This could directly impact our sales volumes and financial results, as we derive the majority of our revenues from overseas markets and source significant levels of raw materials and components from Europe, which may result in a decrease in profits to the extent non-GBP costs are not fully mitigated by non-GBP sales. The pound sterling appreciated significantly relative to the Indian rupee and U.S. dollar in Fiscal 2018. As published by Bloomberg L.P., the exchange rate as at March 31, 2017 expressed in Indian rupees per GBP1.00, was Rs.80.92 compared to Rs.91.60 as at March 31, 2018 and Rs.90.03 as at June 30, 2018 and the rate expressed in US$ per GBP1.00, was US$1.25 as at March 31, 2017 compared to US$1.40 as at March 31, 2018 and US$1.32 as at June 30, 2018.

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

Appropriate hedging lines for the type of risk exposures we are subject to may not be available at a reasonable cost, particularly during volatile rate movements, or at all. Moreover, there are risks associated with the use of such hedging instruments. While hedging instruments may mitigate our exposure to fluctuations in currency exchange rates to a certain extent, we potentially forego benefits that might result from market fluctuations in currency exposures. These hedging transactions can also result in substantial losses. Such losses could occur under various circumstances, including, without limitation, any circumstances in which a counterparty does not perform its obligations under the applicable hedging arrangement (despite having International Swaps and Derivatives Association (ISDA) agreements in place with each of our hedging counterparties), there are currency fluctuations, the arrangement is imperfect or ineffective, or our internal hedging policies and procedures are not followed or do not work as planned. In addition, because our potential obligations under the financial hedging instruments are marked to market, we may experience quarterly and annual volatility in our operating results and cash flows attributable to our financial hedging activities.

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

To stimulate demand, the automotive industry has offered customers and dealers price reductions on vehicles and services, which has led to increased price pressures and sharpened competition within the industry. As a provider of numerous high-volume models, our profitability and cash flows are significantly affected by the risk of rising competitive and price pressures.

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

Jaguar Land Rover has consumer finance arrangements in place with Lloyds Black Horse in the United Kingdom, FCA Bank S.p.A. in European markets and Chase Auto Finance in North America and has similar arrangements with local providers in a number of other key markets. Any reduction in the supply of available consumer financing for the purchase of new vehicles or an increase in the cost thereof would make it more difficult for some of its customers to purchase its vehicles, which could put Jaguar Land Rover under commercial pressure to offer new (or expand existing) retail or dealer incentives to maintain demand for its vehicles, thereby materially and adversely affecting our sales and results of operations. For example, during the global financial crisis, several providers of customer finance reduced their supply of consumer financing for the purchase of new vehicles. Additionally, base interest rates in developed economies are at historic lows. An increase in interest rates due to tightening monetary policy or for any other reason would result in increased costs for consumers.

Furthermore, Jaguar Land Rover offers residual value guarantees on the purchase of certain leases in some markets. The value of these guarantees is dependent on used car valuations in those markets at the end of the lease, which is subject to change. Consequently, we may be adversely affected by movements in used car valuations in these markets.

Underperformance of our suppliers and distribution channels could have a material adverse effect on our sales and results of operations.

We rely on third parties for sourcing raw materials, parts and components used in the manufacture of our products. At the local level, we are exposed to reliance on smaller enterprises where the risk of insolvency is greater. Furthermore, for some parts and components, we are dependent on a single source. Our ability to procure supplies in a cost-effective and timely manner or at all is subject to various factors, some of which are not within our control. For instance, the outcome of the Brexit negotiations could lead to reduced access to the European Union single market and to the global trade deals negotiated by the European Union on behalf of its members, which could affect the imports of raw materials, parts and components and disrupt Jaguar Land Rover supplies. Furthermore, there is the risk that manufacturing capacity does not meet, or exceeds, sales demand thereby compromising business performance and without any near term remedy given the time frames and investments required for any change. While we manage our supply chain as part of our supplier management process, any significant problems with our supply chain or shortages of essential raw materials in the future could affect our results of operations in an adverse manner.

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

We are vulnerable to supply chain disruptions resulting from natural disasters or man-made accidents. For example, on August 12, 2015, there was an explosion in the city port of Tianjin, one of three major ports in China through which we import our vehicles. Approximately 5,800 of our vehicles were stored at various locations in Tianjin at the time of the explosion, and, as a result, we recognized an exceptional charge of GBP245 million in the three months ended September 30, 2015. Subsequently, GBP274 million of net insurance proceeds and other recoveries have been received till March 31, 2018, including GBP35 million related to other costs associated with Tianjin including lost and discounted vehicle revenue. A significant delay or sustained interruption in the supply of key inputs sourced from areas affected by disasters or accidents could materially and adversely affect our ability to maintain our current and expected levels of production, and therefore negatively affect our revenues and increase our operating expenses.

We are a global organization, and are therefore vulnerable to shifts in global trade and economic policies and outlook. Policies that result in countries withdrawing from trade pacts, increasing protectionism and undermining free trade could substantially affect our ability to operate as a global business. In particular, the current U.S. presidential administration could seek to introduce changes to laws and policies governing international trade and impose additional tariffs and duties on foreign vehicle imports, which could have a material adverse effect on our sales in the United States. Additionally, negative sentiments towards foreign companies among our overseas customers and employees could adversely affect our sales as well as our ability to hire and retain talented people. A negative shift in either policies or sentiment with respect to global trade and foreign businesses could have a material adverse effect on our business, results of operations and financial condition.

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

Our Jaguar Land Rover business is impacted by the bi-annual registration of vehicles in the United Kingdom where the vehicle registration number changes every March and September, which leads to an increase in sales during these months, and, in turn, has an impact on the resale value of vehicles. This leads to an increase in sales during the period when the aforementioned change occurs. Most other markets, such as the United States, are influenced by the introduction of new-model-year products, which typically occurs in the autumn of each year. Furthermore, in the United States, there is some seasonality in the purchasing pattern of vehicles in the northern states for Jaguar when there is a concentration of vehicle sales in the spring and summer months and for Land Rover, where the trend for purchasing 4x4 vehicles is concentrated in the autumn and winter months. Markets in China tend to experience higher demand for vehicles around the Lunar New Year holiday in either January or February, the Chinese National Day holiday and the Golden Week holiday in October. In addition, demand in Western European automotive markets tends to be softer during the summer and winter holidays. Jaguar Land Rover’s cash flows are impacted by the temporary shutdown of four of their manufacturing plants in the United Kingdom (including the Engine Manufacturing Centre at Wolverhampton) during the summer and winter holidays. Sales in the automotive industry have been cyclical in the past and we expect this cyclicality to continue.

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

In general, we consider our labor relations with all of our employees to be good. However, in the future we may be subject to labor unrest, which may delay or disrupt our operations in the affected regions, including the acquisition of raw materials and parts, the manufacture, sales and distribution of products and the provision of services. If work stoppages or lock-outs at our facilities or at the facilities of our major vendors occur or continue for a long period of time, our business, financial condition and results of operations may be materially and adversely affected. During Fiscal 2018, we faced two standalone incidents of labor unrest in India, one at our Jamshedpur plant and the other at our Sanand plant. Although these particular issues were amicably resolved, there is no assurance that additional labor issues could not occur, or that any future labor issues will be amicably resolved.

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

We provide post-retirement and pension benefits to our employees, including defined benefit plans. Our pension liabilities are generally funded. However, lower returns on pension fund assets, changes in market conditions, interest rates or inflation rates, and adverse changes in other critical actuarial assumptions, may impact our pension liabilities or assets and consequently increase funding requirements, which could materially decrease our net income and cash flows. Jaguar Land Rover provides post-retirement and pension benefits to its employees, some of which are defined benefit plans. As part of Jaguar Land Rover’s Strategic Business Review process, it closed the Jaguar Land Rover defined benefit pension plan to new joiners as at April 19, 2010. All new Jaguar Land Rover employees from April 19, 2010 join a new defined contribution pension plan. Under the arrangements with the trustees of the defined benefit pension schemes, an actuarial valuation of the assets and liabilities of the schemes is undertaken every three years. The most recent valuation, as at April 2015, indicated a shortfall in the assets of the schemes as at that date, versus the actuarially determined liabilities as at that date of £789 million (compared to £702 million as at April 2012). The 2018 valuation process is underway and will be completed during 2019. As at March 31, 2018, Jaguar Land Rover’s UK defined benefit pension accounted deficit had decreased to £438 million, as compared to £1,461 million as at March 31, 2017. This decrease was primarily due to Jaguar Land Rover approving and communicating, on April 3, 2017, its defined benefit schemes’ members that the defined benefit schemes’ rules were to be amended with effect from April 6, 2017 so that, among other changes, retirement benefits will be calculated on a career average basis rather than based upon a member’s final salary at retirement. As a result of the remeasurement of the schemes’ liabilities, a past service credit of £437 million has arisen and has been recognized in Fiscal 2018.

Lower return on pension fund assets, changes in market conditions, changes in interest rates, changes in inflation rates and adverse changes in other critical actuarial assumptions, may impact our pension liabilities or assets and consequently increase funding requirements, which will adversely affect our financial condition and results of operations.

We are exposed to operational risks, including cybersecurity risks, in connection with our use of information technology.

Operational risk is the risk of loss resulting from inadequate or failed internal processes, people and systems or from external events. This includes, among other things, losses that are caused by a lack of controls within internal procedures, violation of internal policies by employees, disruption or malfunction of IT systems, computer networks and telecommunications systems, mechanical or equipment failures, human error, natural disasters, security breaches or malicious acts by third parties (including, for example, hackers). We are generally exposed to risks in the field of information technology, since unauthorized access to or misuse of data processed on our IT systems, human errors associated therewith or technological failures of any kind could disrupt our operations, including the manufacturing, design and engineering processes. In particular, as vehicles become more technologically advanced and connected to the internet, our vehicles may become more susceptible to unauthorized access to their systems. Like any other business with complex manufacturing, research, procurement, sales and marketing and financing operations, we are exposed to a variety of operational risks and, if the protection measures put in place prove insufficient, our results of operations and financial condition can be materially adversely affected. In addition, we would likely experience negative press and reputational impacts.

Some of our vehicles will make use of lithium-ion battery cells, which have been observed in some non-automotive applications to catch fire or vent smoke and flames, and such events have raised concerns, and future events may lead to additional concerns, about the batteries used in automotive applications.

The battery packs that we use in our electric vehicles make use of lithium-ion cells. On rare occasions, lithium-ion cells can rapidly release the energy they contain by venting smoke and flames in a manner that can ignite nearby materials as well as other lithium-ion cells. While we have designed the battery pack to passively contain any single cell’s release of energy without spreading to neighboring cells, there can be no assurance that a field or testing failure of our vehicles will not occur, which could subject us to lawsuits, product recalls, redesign efforts and/or serious reputational harm, all of which would be time consuming and expensive. Negative public perceptions regarding the suitability of lithium-ion cells for automotive applications, or any future incident involving lithium-ion cells such as a vehicle fire, even if such incident does not involve our vehicles, could seriously harm our business. In addition, we store a significant number of lithium-ion cells at our manufacturing facilities. Any mishandling of battery cells may cause disruption to the operation of our facilities. While we have implemented safety procedures related to the handling of the cells, there can be no assurance that a safety issue related to the cells would not disrupt our operations. Such damage or injury could lead to adverse publicity, manufacturing issues and potentially a safety recall. Moreover, any failure of a competitor’s electric vehicle may cause indirect adverse publicity for our electric vehicle products. All of the above issues could harm our business, prospects, financial condition and operating results.

We may be materially and adversely affected by the divulgence of confidential information.

Although we have implemented policies and procedures to protect confidential information, such as key contractual provisions, future projects, financial information and customer records, such information may be divulged, including as a result of internal leaks, hacking, other threats from cyberspace or other factors. If this occurs, we could be subject to claims by affected parties, negative publicity and loss of proprietary information, all of which could have an adverse and material impact on our reputation, business, financial condition, results of operations and cash flows.

Any failures or weaknesses in our internal controls could materially and adversely affect our financial condition and results of operations.

As discussed in Item 15, “Controls and Procedures,” upon an evaluation of the effectiveness of the design and operation of our internal controls, we concluded that there was a material weakness such that our internal controls over financial reporting were not effective as at March 31, 2018. Although we have instituted remedial measures to address the material weakness identified and continually review and evaluate our internal control systems to allow management to report on the sufficiency of our internal controls, we cannot assure you that we will not discover additional weaknesses in our internal controls over financial reporting. Further, management continually improves, simplifies and rationalizes the Company’s internal control framework where possible within the constraints of existing IT systems. However, any additional weaknesses or failure to adequately remediate the existing weakness could materially and adversely affect our financial condition or results of operations.

Our insurance coverage may not be adequate to protect us against all potential losses to which we may be subject, and this may have a material adverse effect on our business, financial condition and results of operations.

While we believe that the insurance coverage we maintain is reasonably adequate to cover all normal risks associated with the operation of our business, there can be no assurance that our insurance coverage will be sufficient, that any claim under our insurance policies will be honored fully or in a timely manner, or that our insurance premiums will not increase substantially. There can be no assurance that any claim under our insurance policies will be honored fully or timely, our insurance coverage will be sufficient in any respect or our insurance premiums will not change substantially. Accordingly, to the extent that we suffer loss or damage that is not covered by insurance or that exceeds our insurance coverage, or are required to pay higher insurance premiums, our business, financial condition and results of operations could be materially and adversely affected.

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

New or changing laws, regulations and government policies regarding increased fuel economy, reduced greenhouse gas and other emissions, vehicle safety and taxes, tariffs or fiscal policies may have significant impact on our business.

As an automobile company, we are subject to extensive governmental regulations regarding vehicle emission levels, noise, safety and levels of pollutants generated by our production facilities. In particular, the United States, Europe and China have stringent regulations relating to vehicle greenhouse gas and noxious emissions. The tightening of vehicle emissions regulations will require significant costs for compliance. While we are pursuing various technologies in order to meet the required standards in the various countries in which we sell our vehicles, these regulations are likely to become more stringent and the resulting higher compliance costs may be significant to our operations and may adversely impact our business, financial condition and results of operations. They may also limit the type of vehicles we sell and where we sell them, which could affect our revenues.

Recently, several jurisdictions, such as Norway, Germany, the United Kingdom, France, the Netherlands and China have announced the intention to eliminate the sale of conventionally fueled vehicles in their markets in the coming decades. Diesel technologies have also become the focus of legislators in the United States and European Union as a result of emission levels. This has led to various carmakers to announce programs to retrofit diesel vehicles with software that will allow them to reduce emissions. To maintain our competitiveness and compliance with applicable laws and regulations, we may be required to undertake increased R&D spending as well as other capital expenses.

There is a risk that these R&D activities may not achieve their planned objectives or our competitors will develop better solutions and will be able to manufacture the resulting products more rapidly. This could result in loss of market share for us.

There is also a risk that investments in research and development of new technologies, including autonomous, connected and electrification technologies, and solutions to address future travel and transport challenges, may fail to generate sufficient returns because the technology developed or the product derived therefrom are unsuccessful in the marked and/or because our competitors have developed better and/or less expensive products.

Additionally, in order to comply with current and future safety and environmental norms, we may have to incur additional capital expenditure and R&D expenditure to (i) operate and maintain our production facilities, (ii) install new emissions controls or reduction technologies, (iii) purchase or otherwise obtain allowances to emit greenhouse gases, (iv) administer and manage our greenhouse gas emissions program, and (v) invest in research and development to upgrade products and manufacturing facilities. If we are unable to develop commercially viable technologies or otherwise unable to attain compliance within the time frames set by the new standards, we could face significant civil penalties or be forced to restrict product offerings significantly. For example, in the United States, manufacturers are subject to substantial civil penalties if they fail to meet federal Corporate Average Fuel Economy, or CAFE, standards. Please see Item 4.B “Information on the Company—Business Overview—Government Regulations — Environmental, fiscal and other governmental regulations around the world—Greenhouse gas/CO2/fuel economy legislation” for additional detail on these standards. These penalties are calculated at US$5.50 for each tenth of a mile below the required fuel efficiency level for each vehicle sold in a model year in the U.S. market. As with many European manufacturers, since 2010, Jaguar Land Rover has paid total penalties of US$46 million for its failure to meet CAFE standards. Jaguar Land Rover could incur a substantial increase in these penalties, as a result of announced increases in CAFE civil penalties to adjust for inflation. Moreover, safety and environmental standards may at times impose conflicting imperatives, which pose engineering challenges and would, among other things, increase our costs.

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

Commencing July 1, 2017, the Indian tax regime underwent a systemic change. The Government of India, in conjunction with the state governments, implemented a comprehensive national goods and services tax, or GST, regime to subsume a large number of Central government and State government taxes into one unified tax structure. It is a dual GST with Central government and State government simultaneously levying it on the common base. The tax is called Central GST (CGST), if levied by Central government; State/Union Territory GST (SGST/UTGST), in instances where the state or union territory levy the tax; and Integrated GST (IGST), in instances where the GST is levied on the inter-state supply of goods and services. While both the central and state governments have publicly announced that all committed incentives will be protected following the implementation of the GST, given the limited availability of information or alignment of industrial policy of various State government to cover GST or to protect the quantum of incentive available to industries in pre-GST regime, we are unable to provide any assurance as to this or any other aspect of the tax regime, or guarantee that the implementation of GST will not materially or adversely affect our business or financial condition.

Imposition of any additional taxes and levies designed to limit the use of automobiles and changes in corporate and other taxation policies as well as changes in export and other incentives given by various governments or import or tariff policies, could adversely affect the demand for our vehicles and our results of operations. For instance, the United Kingdom’s exit from the European Union would result in material changes to the UK’s tax, tariff and fiscal policies. In addition, the current U.S. presidential administration could seek to introduce changes to laws and policies governing international trade and impose additional tariffs and duties on foreign vehicle imports, which could have a material adverse effect on our sales in the United States. Furthermore, in recent years, Brazil has increased import duty on foreign vehicles, which has put pressure on sales margins in Brazil and has prompted us to enter into discussions with the Brazilian government to exempt a certain number of imported vehicles from the increased tariff. Finally, the European Commission is currently investigating whether certain tax and other incentives granted by the government of Slovakia in connection with the construction of our Slovakian manufacturing facility complied with European Union rules on state aid. Such government actions may be unpredictable and beyond our control, and any adverse changes in government policy could have a material adverse effect on our business prospects, results of operations and financial condition.

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

On March 29, 2017, the Supreme Court of India prohibited the sale and registration of Bharat Stage III vehicles from April 1, 2017. Bharat Stage emission standards are emission standards instituted by the Government of India to regulate the output of air pollutants from internal combustion engines and Spark-ignition engines equipment, including motor vehicles. These regulations are similar to European emission standards, and seeks to curb emission levels from motor vehicles. Bharat Stage III similar to European standards (Euro III) which was in place between 2000 and 2005 in most western nations. The Supreme Court’s judgment overturned a government regulation, and was unexpected. The Petroleum Ministry of India in consultation with Public Oil Marketing Companies brought forward the date of Bharat Stage-VI grade auto fuels in NCT of Delhi with effect from April 1, 2018 instead of April 1, 2020. The Government of India has announced its intention to leapfrog to Bharat Stage-VI from April 1, 2020. Any future potential or real unexpected change in law could have could have a material adverse effect on our business prospects, results of operations and financial condition.

We may be affected by competition law in India and any adverse application or interpretation of the Competition Act could adversely affect our business.

The Indian Competition Act, 2002 (the Competition Act) oversees practices having an appreciable adverse effect on competition, or AAEC, in a given relevant market in India. Under the Competition Act, any formal or informal arrangement, understanding or action in concert, which causes or is likely to cause an AAEC, is considered void and results in imposition of substantial penalties. Consequently, all agreements entered into by us could be within the purview of the Competition Act. Furthermore, any agreement among competitors which directly or indirectly involves determination of purchase or sale prices, limits or controls production, sharing the market by way of geographical area or number of subscribers in the relevant market or which directly or indirectly results in bid-rigging or collusive bidding is presumed to have an AAEC in the relevant market in India and is considered void. The Competition Act also prohibits abuse of a dominant position by any enterprise. We cannot predict with certainty the impact of the provisions of the Competition Act on our agreements at this stage.

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

In any of the geographical markets in which we operate, we could be subject to additional tax liabilities.

Evaluating and estimating our provision and accruals for our taxes requires significant judgement. As we conduct our business, the final tax determination may be uncertain. We operate in multiple geographical markets and our operations in each market are susceptible to additional tax assessments and audits. Our collaborations with business partners are similarly susceptible to such tax assessments. Authorities may engage in additional reviews, inquiries and audits that disrupt our operations or challenge our conclusions regarding tax matters. Any resulting tax assessment may be accompanied by a penalty (including revocation of a benefit or exemption from tax) or additional fee for failing to make the initial payment.

Our tax rates may be affected by earnings estimation errors, losses in jurisdictions that do not grant a related tax benefit, changes in currency rates, acquisitions, investments, or changes in laws, regulations, or practices. Additionally, government fiscal or political pressures may increase the likelihood of adverse or aggressive interpretations of tax laws or regulations or the imposition of arbitrary or onerous taxes, interest charges and penalties. Tax assessments may be levied even where we consider our practices to be in compliance with tax laws and regulations. Should we challenge such taxes or believe them to be without merit, we may nonetheless be required to pay them. These amounts may be materially different from our expected tax assessments and could additionally result in expropriation of assets, attachment of additional securities, liens, imposition of royalties or new taxes and requirements for local ownership or beneficiation.

We may have to comply with more stringent foreign investment regulations in India in the event of an increase in shareholding of non-residents or if we are considered as engaged in a sector in which foreign investment is restricted.

Indian companies, which are owned or controlled by non-resident persons, are subject to investment restrictions specified in the Consolidated FDI (Foreign Direct Investment) Policy. Under the Consolidated FDI Policy issued in 2017, an Indian company is considered to be “owned” by non-resident persons if more than 50% of its equity interest is beneficially owned by non-resident persons. The non-resident equity shareholding in our company may, in the near future, exceed 50%, thereby resulting in our company being considered as being “owned” by non-resident entities under the Consolidated FDI Policy. In such an event, any investment by us in existing subsidiaries, associates or joint ventures and new subsidiaries, associates or joint ventures will be considered as indirect foreign investment and shall be subject to various requirements specified under the Consolidated FDI Policy, including sectoral limits, approval requirements and pricing guidelines, as may be applicable.

Furthermore, as part of our automotive business, we supply, and have in the past supplied, vehicles to Indian military and paramilitary forces and in the course of such activities have obtained an industrial license from the Department of Industrial Policy. The Consolidated FDI policy applies different foreign investment restrictions to companies based upon the sector in which they operate. While we believe we are an automobile company by virtue of the significance of our automobile operations, in the event that foreign investment regulations applicable to the defense sector (including under the Consolidated FDI Policy) are made applicable to us, we may face more stringent foreign investment restrictions and other compliance requirements compared to those applicable to us presently, which, in turn, could materially affect our business, financial condition and results of operations.

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

With effect from April 1, 2018, any gain realized on the sale of the Shares will be subject to capital gains tax in India. See Item 10.E “Additional Information—Taxation—Taxation of Capital Gains and Losses—Indian Taxation—Capital Gains” of this annual report on Form 20-F for further information on the application of capital gains tax in India to our shareholders and ADS holders.

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

We operate six principal automotive manufacturing facilities in India: at Jamshedpur in the state of Jharkhand, at Pune in the state of Maharashtra, at Lucknow in the state of Uttar Pradesh, at Pantnagar in the state of Uttarakhand, Sanand in the state of Gujarat and at Dharwad in the state of Karnataka. We also operate four principal automotive manufacturing facilities in the United Kingdom through our Jaguar Land Rover business: at Solihull and Castle Bromwich in the West Midlands, at Halewood in Liverpool and an engine plant at Wolverhampton in the West Midlands. In Fiscal 2015, Jaguar Land Rover opened its inaugural overseas manufacturing facility in China with its joint venture partner, Chery Automobile Company Ltd., or Chery, the China Joint Venture. In June 2016, Jaguar Land Rover opened a new manufacturing plant in Itatiaia, Brazil, with an annual production capacity of 24,000 units. Jaguar Land Rover now produces the I-PACE battery electric vehicle and the new Jaguar E-PACE in Graz, Austria under its manufacturing partnership with Magna Steyr. Furthermore, Jaguar Land Rover’s new 150,000 units per annum manufacturing plant in Nitra, Slovakia is scheduled to start production at the end of 2018 with the Land Rover Discovery.

We expanded our international operations through mergers and acquisitions, and in India made strategic alliances involving non-Indian companies in recent years, including, but not limited to, the following:

•	We have a joint venture agreement with FCA Italy Spa (earlier called Fiat Group Automobiles S.p.A., Italy), part of the Fiat Chrysler Automobiles Group (FCA). Together with the FCA, we operate a facility located at Ranjangaon in Maharashtra to manufacture passenger cars, engines and transmissions for the Indian and overseas markets. Established in April 2008, the plant currently manufactures the Fiat Linea, Fiat Punto, Tata Indica, Jeep, Tata Bolt and Tata Zest vehicles, as well as components for such vehicles, such as engines and transmissions. During May 2012, both the joint-venture partners decided to re-align their Indian joint venture. Accordingly, in March 2013, we and Fiat Group signed a restructuring framework agreement, or RFA. Under the RFA:

•	The joint arrangement shall manufacture and assemble Fiat branded products, Tata products and any new products (including for third parties) in accordance with the terms and conditions settled in the RFA. The current third-party orders shall continue in accordance with current terms.

•	The distribution company, owned by FCA, shall be responsible for distribution of the Fiat vehicles and parts from April 1, 2013.

•	In December 2006, we entered into a joint venture agreement with Thonburi Automotive Assembly Plant Co. Ltd, or the Thonburi Group, to manufacture pickup trucks in Thailand. As at March 31, 2017, we own 95.28% of the joint venture, while the Thonburi Group owns the remaining 4.72%. The joint venture, which began vehicle production in March 2008, enabled us to access the Thailand market, which is a major market for pickup trucks, as well as other potential markets in the Association of Southeast Asian Nations, or ASEAN, region.

•	In October 2010, we acquired an 80% equity interest in Trilix Srl., or Trilix, a design and engineering company, in line with our objective to enhance our styling/design capabilities to meet global standards. Trilix offers design and engineering services in the automotive sector, including styling, architecture, packaging, surfacing, macro and micro-feasibility studies and detailed engineering development. Trilix continues to implement a strategic growth policy and in March 2013 moved to a new facility as part of its ongoing implementation of this growth policy.

•	Jaguar Land Rover opened a manufacturing plant for the China Joint Venture in Changshu, China in October 2014 and began manufacturing the Range Rover Evoque shortly thereafter. Manufacture of the Land Rover Discovery Sport commenced in the third quarter of Fiscal 2016 followed by the long wheel base Jaguar XFL in the first half of Fiscal 2017 which went on sale in September 2016 and subsequently the long wheel base XEL which went on sale in December 2017. Total phase one investment in the joint venture was approximately RMB 10.9 billion, which contributed toward the establishment of the manufacturing plant, research and development center and engine production facility. Jaguar Land Rover committed to invest RMB 3.5 billion of equity capital in the China Joint Venture, representing 50% of the share capital and voting rights of the joint venture company. Investment to support phase two, which will add additional manufacturing capacity, will be supported by further capital injections from Jaguar Land Rover and Chery. In July 2017, the China Joint Venture opened an engine manufacturing facility to produce the Jaguar Land Rover 2.0-litre petrol Ingenium engine for installation into vehicles produced locally at the joint venture plant in Changshu.

•	In July 2015, Jaguar Land Rover agreed to a manufacturing partnership with Magna Steyr, an operating unit of Magna International Inc, to build certain future Jaguar Land Rover models in Graz, Austria to support Jaguar Land Rover’s growth plans. We believe that Magna Steyr has extensive contract manufacturing expertise working with many other car manufacturers globally. In Fiscal 2018, Jaguar Land Rover started manufacturing the I-PACE battery electric vehicle and the Jaguar E-PACE.

•	In December 2015, Jaguar Land Rover concluded an agreement with the Government of the Slovak Republic for the development of a new manufacturing plant in western Slovakia with the first cars expected to be produced in 2018. The new facility represents an investment of GBP1 billion and initial annual capacity of up to 150,000 units with potential further investment of GBP500 million to increase the capacity of the facility to 300,000 vehicles per annum.

•

As previously disclosed in our Fiscal 2017 annual report on Form 20-F filed on July 28, 2017, in June 2017, we signed an agreement with Warburg Pincus to divest an approximately 30% stake in Tata Technologies Limited, or TTL, held by us along with our subsidiary Sheba Properties Limited, following which Warburg Pincus would have owned a 43% equity interest in TTL. However, due to delays in securing regulatory approvals required for the closing of the transaction as well as the inability of TTL to meet certain contractually-agreed to performance thresholds because of market challenges, the parties to the transaction have mutually decided not to proceed with the closing of the transaction. Tata Motors continues to explore strategic options to sell its stake in Tata Technologies and remains positive on the outlook of the business.

•

On March 30, 2017, TML’s Board approved a scheme of merger and arrangement between TML and TML Drivelines Limited, or TMLDL, a wholly-owned subsidiary of TML. The merger was completed on April 30, 2018. The merger had no impact on the consolidated financial statements.

Please see Item 4.B “—Business Overview—Our Strategy—Capital and Product Development Expenditures” and Item 5.B “Operating and Financial Review and Prospect—Liquidity and Capital Resources—Capital Expenditures” of this annual report on Form 20-F for details on our principal capital expenditures.

Through our other subsidiary and associate companies, we are engaged in providing engineering and automotive solutions, construction equipment manufacturing, automotive vehicle components manufacturing and supply chain activities, machine tools and factory automation solutions, high-precision tooling and plastic and electronic components for automotive and computer applications, and automotive retailing and service operations. TTL is engaged in providing specialized engineering and design services, product lifecycle management, or PLM, and product-centric IT services to leading global manufacturers. TTL’s customers are among the world’s premier automotive, aerospace, industrial heavy machinery and consumer durables manufacturers. As at March 31, 2018, 72.29% of TTL was owned by us, and it had 12 subsidiaries and one joint venture.

TML Distribution Company Limited, or TDCL, our wholly-owned subsidiary, was incorporated on March 28, 2008. TDCL provides distribution and logistics support for distribution of our products throughout India. TDCL commenced its operations in Fiscal 2009.

Our subsidiary, Tata Motors Finance Limited, or TMFL, was incorporated on June 1, 2006, with the objective of becoming a preferred financing provider for our dealers’ customers by capturing customer spending over the vehicle life-cycle relating to vehicles sold by us. In India, TMFL is registered with the RBI as a Systemically Important Non-Deposit Taking Non-Banking Financial Company, or NBFC, and is classified as an Asset Finance Company under the RBI’s regulations on NBFCs. In Fiscal 2015, TMFL acquired 100% shareholding of Rajasthan Leasing Private Ltd, which subsequently changed its name to Tata Motors Finance Solutions Private Ltd, an NBFC registered with the RBI. On June 4, 2015, Tata Motors Finance Solutions Private Ltd was converted into a public limited company, named Tata Motors Finance Solutions Limited or TMFSL. TMFSL focuses on the used vehicle financing business. On March 31, 2016, TMFL acquired 100% shareholding in Sheba Properties Ltd, or Sheba, a wholly-owned subsidiary of TML and an NBFC-registered entity with the Reserve Bank of India, as a part of restructuring and consolidation of financial services companies under TMFL. Pursuant to restructuring arrangements, TMFL transferred its New Vehicle Finance (NVF) business to Sheba on January 31, 2017. During Fiscal 2018, TMFL changed its name to TMF Holding Ltd, or TMFHL and Sheba changed its name to Tata Motors Finance Limited, or TMFL.

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

In May 2018, TML’s board approved the sale of TML’s defense business as well as TML’s shareholding in its wholly-owned subsidiary, TAL Manufacturing Solutions Ltd, to Tata Advanced Systems Limited, a TATA group company. With respect to the defense business, upon closing of the transaction, TML will receive an upfront consideration of Rs.1,000 million and a deferred consideration of 3% of the revenue generated from certain projects for up to 15 years, starting in Fiscal 2020, subject to a maximum deferred consideration of Rs.17,500 million. For its shareholding in TAL Manufacturing Solutions Ltd, TML will receive Rs.6,250 million, and will also acquire the non-aerospace business of TAL Manufacturing Solutions Ltd for Rs.1 million.

As at March 31, 2018, our operations included 98 consolidated subsidiaries, 2 joint operations, 4 joint ventures and 32 equity method affiliates, in respect of which we exercise significant influence. As at March 31, 2018, we had approximately 81,090 permanent employees, including approximately 56,168 permanent employees at our consolidated subsidiaries and joint operations.

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

B. Business Overview

We primarily operate in the automotive segment. Our automotive segment includes all activities relating to the development, design, manufacture, assembly and sale of vehicles including financing thereof, as well as sale of related parts and accessories. The acquisition of the Jaguar Land Rover business has enabled us to enter the premium car market in developed markets, such as the United Kingdom, the United States, Europe and China, as well as several emerging markets, such as Russia, Brazil and South Africa, amongst others. Going forward, we expect to focus on profitable growth opportunities in our global automotive business, through new products and market expansion. Within our automotive operations, we continue to focus on integration and synergy through sharing of resources, platforms, facilities for product development and manufacturing, sourcing strategy and mutual sharing of best practices.

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

A core initiative of the Company was the implementation of the Organization Effectiveness (OE) program, a strategic program designed to overhaul and transform the Company.

Pursuant to the changes implemented as a result of the OE program, the Company has drawn separate strategies for commercial vehicles, passenger vehicles and financing business from Fiscal 2019. Consequent to these changes, Commencing fiscal 2019, the reportable segments will be as follows:

I.	Automotive: The Automotive segment will consist of four reportable sub-segments: Tata Commercial Vehicles, Tata Passenger Vehicles, Jaguar Land Rover and Tata Motor Finance.

II.	Others: Others will consist of IT services and machine tools and factory automation solutions.

Tata Commercial vehicles will include Commercial vehicles manufactured under Tata and Daewoo brands. Tata passenger vehicles will include passenger vehicles manufactured under Tata and Fiat brands and excludes vehicles manufactured under Jaguar Land Rover brands. Tata Motors Finance will include financing of Tata and Jaguar Land Rover new vehicles, pre-owned vehicles including other OEMs brands and corporate lending to our channel partners.

We believe that this reorganization will improve speed, agility and simplicity within our business units, and enable strong functional leadership, improved decision-making, quicker responses to changing market conditions and clear accountability.

We produce a wide range of automotive products, including:

•

Passenger Vehicles: Our range of Tata-branded passenger cars include the Nano (micro), the Indica, the Bolt, the Tiago (compact) in the hatchback category, and the Indigo eCS, the Tigor and the Zest (mid-sized) in the sedan category. We have expanded our passenger car range with several variants and fuel options designed to suit various customer preferences. . Our Jaguar Land Rover operations have an established presence in the premium passenger car market under the Jaguar brand name. There are seven car lines currently manufactured under the Jaguar brand name, including the F-TYPE two-seater sports coupe and convertible the XF sedan (including the long wheel base XFL at the China joint venture), the XJ saloon, the XE sports saloon (including long wheel base XEL at the China joint venture), Jaguar’s luxury performance SUV, the F-PACE, the Jaguar E-PACE compact SUV, and the Jaguar I-PACE, an all-electric performance SUV and Jaguar’s first battery electric vehicle. The Jaguar E-PACE will also be produced at the China Joint Venture with sales expected to begin later this year.

•

Utility Vehicles: We manufacture a range of Tata brand utility vehicles, including the Hexa, Nexon (compact SUV), the Sumo and the Safari (which are SUVs), the Tata Aria, a crossover, and the Venture, a multipurpose utility vehicle. We offer two variants of the Safari: the Dicor and the Storme. We also offer a variant of the Sumo, the Sumo Gold, which is an entry level UV. There are six car lines under the Land Rover brand, comprising the Range Rover, Range Rover Sport, Range Rover Evoque, the Land Rover Discovery, Land Rover Discovery Sport and the Range Rover Velar (which went on sale in July 2017).

•

SCV & Pickups: We manufacture a variety of small commercial vehicles (less than 3.5 ton), including pickup trucks This includes the Tata Ace, India’s first indigenously developed mini-truck, with a 0.7 ton payload with different fuel options; the Super Ace, with a 1-ton payload; the Ace Zip, with a 0.6 ton payload; In addition, we launched the Xenon Yodha pickup truck.

•

Medium and Heavy Commercial Vehicles and Intermediate Light Commercial Vehicle: We manufacture a variety of medium and heavy commercial vehicles, and intermediate light commercial vehicles which include trucks, tractors, tippers, and multi-axle vehicles, with GVWs (including payload) of between 3.5 tons and 49 tons. In addition, through Tata Daewoo Commercial Vehicle Co. Ltd., or TDCV, we manufacture a wide array of trucks ranging from 215 horsepower to 560 horsepower, including dump trucks, tractor-trailers, mixers and cargo vehicles. Our signature product is the Prima and Prima LX range of trucks, which are sold in India and South Korea as well as exported to a number of countries in South Asia, Middle East and Africa. The SIGNA range of new M&HCV trucks launched in 2016 has been extended to several additional tractor and tipper variants.

•

CV Passenger Vehicles: We manufacture a variety of passenger carriers including buses. Our products include Magic and the Magic Iris, including an electric variant, both of which are passenger variants for commercial transportation developed on the Tata Ace platform; and the Winger. In addition, the Magic Express small passenger vehicle was launched in fiscal 2018. We also offer a range of buses, which includes the Semi Deluxe Starbus Ultra Contract Bus and the new Starbus Ultra. Our range of buses is intended for a variety of uses, including as intercity coaches (with both air-conditioned and non-air-conditioned luxury variants), as school transportation and as ambulances.

Our other operations business segment includes information technology, or IT, services and machine tools and factory automation solutions.

Our Strategy

We intend to strengthen our position in the Indian automobile industry further by investing in new products that exceed customer expectations, improving customer experiences across all our touchpoints, rigorous cost improvements across the range, and optimizing our manufacturing and distribution strategy. We have pursued a strategy of increasing our presence in the global automotive markets and enhancing our product range and capabilities through strategic acquisitions and alliances. Building on the success of our ‘Turnaround’ action plan, we have introduced the ‘Turnaround 2.0’. Turnaround 2.0 aims at ‘Winning Decisively’ in the CV business, ‘Winning Sustainably’ in the PV business and embedding ‘Turnaround into our corporate culture. We aim to achieve consistent, competitive, cash accretive growth. Our Jaguar Land Rover aims to ‘Win Distinctively’ by leveraging its uniqueness. JLR is committed to achieving sustainable, profitable growth with positive cash flows in the medium to long term with the strong focus on cost reduction and affordability of capital investments. Our goal is to position ourselves as a major international automotive company, offering the widest range of products across product segments and applications. Our strategy to achieve these goals consists of the following elements:

Continued focus on new product development

Our recent product launches and anticipated product launches include the following::

•

Several new variants across the Prima and Signa ranges of medium and heavy trucks were launched during Fiscal 2018. These include Signa 4923.S with Bell Crank suspension, Signa 3718, Signa 3718.TK, Prima 2530.K Scoop and Prima Lx 3125.K 23cm.

•

In the Ultra range of intermediate and light commercial vehicles, in April 2018, we launched the Ultra 1518 truck and introduced the Ultra Narrow cab design, developed for domestic and international markets. A clean CNG variant was also introduced during the year.

•

The Ace family of small commercial vehicles was further strengthened with the launch of the XL series (Ace XL, Zip XL and Mega XL) July 2017, with increased load body sizes and reduced total cost of ownership.

•	In the passenger segment, the Magic Express small passenger vehicle was launched in June 2017.

•

TML became the first OEM in India to deploy Advanced Driver Assistance Systems (ADAS) systems in its Prima and Signa range in Fiscal 2018. This package includes Electronic Stability Control (ESC), Automatic Traction Control (ATC), Hill Start Aid (HSA), a Collision Mitigation System (CMS) and a Lane Departure Warning System (LDWS).

•	Jaguar XE: The all new Jaguar XE went on retail sale in the United States in May 2016.

•	Jaguar XFL: The all new long wheel base Jaguar XFL, specifically designed for the China market, is produced by or China joint venture and went on sale in September 2016.

•	Jaguar F-PACE: The Jaguar F-PACE luxury performance SUV went on sale in April 2016.

•	Range Rover Evoque Convertible: The new Range Rover Evoque convertible went on sale in June 2016.

•	Land Rover Discovery: The all new Land Rover Discovery went on sale in February 2017.

•

The new Range Rover Velar was revealed to the public in March 2017 and is the 4th Range Rover model positioned between the Range Rover Evoque and the Range Rover Sport. Sales of Range Rover Velar started in July 2017.

•

The new Jaguar XF Sportbrake was revealed to the public on June 14 by Andy Murray ahead of Wimbledon 2017 for which Jaguar is the official car partner. The new Jaguar XF Sportbrake is due to go on sale during the summer of 2017

•	Jaguar E-PACE: Jaguar’s new compact performance SUV went on sale in November 2017. The Jaguar E-PACE will also be produced by our China joint venture with sales expected to begin later this year.

•	Jaguar XEL: The all new long wheel base Jaguar XEL, specifically designed for the China market is produced by our China joint venture and went on sale in December 2017.

•	The refreshed 18 model year Range Rover and Range Rover Sport (including plug in hybrid models) went on sale from November 2017.

•	Jaguar I-PACE battery vehicle was revealed to the public in March 2018 and is expected to go on sale in autumn 2018.

•	Nexon: Our subcompact SUV was launched in September 2017.

•	H5X and 45X: Our two attractive models unveiled in February 2018 based on the new Omega and Alpha Architecture.

•

Production of Jaguar Land Rover’s in-house 2.0-litre 4 cylinder Ingenium gasoline engine commenced at the China joint venture engine plant in the July 2017 for installation into the locally produced Jaguar XEL, Jaguar XFL, Land Rover Discovery Sport and the Range Rover Evoque models are also produced at the China joint venture.

In our international markets we launched several key products in Fiscal 2018 such as the Prima in Philippines, Signa in Sri Lanka, Yodha in Nepal, Ultra Bus range in Tanzania, Ultra Truck range in South Africa, and unveiled the Ultra in Thailand and Indonesia. We also launched the complete CR range of intermediate and light commercial vehicles in Nepal.

Our research and development focuses on developing and acquiring the technology, core competencies and skill sets required for the timely delivery of our envisaged future product portfolio with industry-leading features across our range of commercial and passenger vehicles. For the passenger vehicle product range, our focus is on stunning design, driving pleasure and connected car technologies. For the commercial vehicle product range, our focus is on enhancing fuel-efficiency, minimizing the total cost of ownership and providing maximum overall value. We continue to endeavor to adopt technologies for our product range to meet the requirements of a globally competitive market. We have also undertaken programs for development of vehicles, which run on alternate fuels such as LPG, CNG, bio-diesel, electric-traction and hydrogen.

We have plans to expand the range of our product base further supported by our strong brand recognition in India, our understanding of local consumer preferences, in-house engineering capabilities and extensive distribution network. With growing competition, changing technologies and evolving customer expectations, we understand the importance of bringing new platforms to address market gaps and further enhance our existing range of vehicles to ensure customer satisfaction. Our capital expenditures totalled Rs.415,103 million, Rs.311,627 million and Rs.306,233 million during Fiscal 2018, 2017 and 2016, respectively, and we currently plan to invest approximately of Rs.461 billion in Fiscal 2019 in capacity, new products and technologies.

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

Jaguar Land Rover invests substantially in the development of new products for new and existing segments by introducing new powertrains and technologies, including CO2 reduction and electrification that satisfy both customer preferences and regulatory requirements. Jaguar Land Rover also invests in expanding manufacturing capacity in the United Kingdom and internationally to meet customer demand. Jaguar Land Rover expects investment spending of over GBP4.5 billion (approximately Rs.414 billion) in Fiscal 2019, reflecting its growth plans. Around half of that investment is expected to be spent on R&D with the other half expected to be spent on tangible fixed assets such as facilities, tools and equipment as well as other investments.

In October 2014, Jaguar Land Rover opened its Engine Manufacturing Centre at Wolverhampton, in the West Midlands. The plant currently manufactures Jaguar Land Rover’s own in-house 2.0-litre diesel and gasoline engines which are now available across the majority of models. Jaguar Land Rover’s in-house engines have been engineered to ensure maximum manufacturing efficiency, flexibility to increase the number of engine variants and consistently high quality. In July 2017 the China joint venture opened its engine manufacturing facility which produces Jaguar Land Rover own in-house 2.0-litre petrol Ingenium engine for installation into vehicles produced locally at the joint venture plant in Changshu.

The Jaguar E-PACE and the Jaguar I-PACE battery electric vehicle are produced under the manufacturing partnership with Magna Steyr, in Graz, Austria. Jaguar Land Rover’s new manufacturing facility in Nitra, Slovakia (Europe), with annual capacity of 150,000 units, is scheduled to start production at the end of 2018 beginning with the new Land Rover Discovery. Subject to feasibility studies, Jaguar Land Rover has the option to invest a further GBP500 million to expand capacity to 300,000 units annually. In June 2016, Jaguar Land Rover opened its first wholly-owned international manufacturing plant in Brazil, which manufactures the Range Rover Evoque and Land Rover Discovery Sport for the local market.

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

Through close coordination supported by our IT systems, we monitor quality performance in the field and implement corrections on an ongoing basis to improve the performance of our products, thereby improving customer satisfaction. We believe our extensive sales and service network has also enabled us to provide quality and timely customer service. We are encouraging focused initiatives at both sales and service touch points to enhance customer experience and strive to be best in class, and we believe that the reach of our sales, service and maintenance network provides us with a significant advantage over our competitors. We ranked second in the J.D. Power Asia Pacific 2017 India Customer Service Index (CSI) Study score.

In our passenger vehicle segment, we launched our compact SUV Nexon in Fiscal 2018. The Nexon, Hexa and Racemo received a strong response and accolades with 25 awards during the year.

Sr No	Media	Category	Product
1	Autoportal	Best design award of this year	Nexon
2	Autoportal	Best 4X4	Hexa
3	Auto Tech Review IATIA 2017	‘Special Jury Recognition’ for the “Engine of the Year – 4W, Under 1.5 L , Diesel	Nexon (1.5 Diesel)
4	Auto Tech Review IATIA 2017	Transmission of the year	Nexon
5	NDTV Car and Bike	Design of the Year 2018	Nexon
6	NDTV Car and Bike	Subcompact SUV of the Year	Nexon
7	Motor Vikatan	Compact SUV of the year Award	Nexon
8	Autocar awards	Best Design & Styling	Nexon
9	Autocar awards	Best Value for Money Car of the Year	Nexon
10	GaadiWaadi Reader’s choice awards	Design of the Year (4W)	Nexon
11	GaadiWaadi Reader’s choice awards	Special Edition of the Year	Hexa Downtown
12	German Design Award 2018	Gold category	Racemo
13	Quarter Mile	Entry level SUV of the Year	Tata Nexon
14	Quarter Mile	Manufacturer of the Year	Tata Motors
15	Flywheel Auto Awards 2018	Compact SUV of the year Award	Tata Nexon
16	Flywheel Auto Awards 2018	Manufacturer of the Year- Car	Tata Motors
17	Top Gear Awards	Family car of the year	Tata Hexa
18	The Automotive India	Car of the Year	Tata Nexon
19	CNBC-TV18 OVERDRIVE Awards	Design of the year	Tata Nexon
20	Times Auto Awards with Evo India & Fast Bikes India	Subcompact SUV of the Year	Tata Nexon
21	Times Auto Awards with Evo India & Fast Bikes India	Car of the Year	Tata Nexon
22	Times Auto Awards with Evo India & Fast Bikes India	Design of the year	Tata Nexon
23	Times Auto Awards with Evo India & Fast Bikes India	UV/MPV of the year	Tata Hexa
24	The Auto Show & Car and Bike Awards	Design of the year	Tata Nexon
25	MotorBeam Awards	Car manufacturer of the year	Tata Motors

The company also collaborated with a major automobile oil manufacturer, Indian Oil, to launch Tata Motors Genuine Oil (TMGO), a single brand of affordable lubricating oils that is guaranteed by Tata Motors for use across our product lines.

Various efforts to improve customer satisfaction levels have begun to bear fruit. In a recent Net Promoter Score (NPS) survey conducted by an independent agency, TML Commercial Vehicles received an industry leading score of +57, significantly ahead of the completion.

During Fiscal 2018, we won several awards at the Apollo CV Awards 2018 with the Magic Express winning the Small People Mover of the Year, Magna Bus winning the M&HCV People Mover of the Year, Signa 4923.S winning the HCV Tractor Cargo Carrier of the Year, and the Starbus Hybrid winning the Social Recognition award.

Additionally the TML Commercial Vehicles Business Unit won numerous awards for its various innovative media campaigns, which include:

•	Brand Equity YouTube Leader Board: No 1. in Top 10 ads on YouTube in India that resonate most with the audience. (Feb 2018)

•	World Digital Marketing Congress: Best Digital Integrated marketing campaign for Tata Ace’s Keep Loading Campaign at the Global Digital Marketing Awards.

•	ABBY Awards: Bronze Award for Best use of Digital Display Advertising

•	Digital Industry Awards 2017: Best Use of Social Media in a Digital Campaign for Tata T1 Prima Truck Racing Championship 2017 for this year’s Digital Industry Awards

•

Silver WARC Prize for Asian Strategy and award for the Best Channel Thinking : Use Dipper At Night Campaign – an innovative campaign to bring awareness amongst the truck driver community of safe practices

•	Effies –Bronze award for the Tata Yodha media campaign.

Jaguar and Land Rover has received over 200 awards from leading international motoring writers, magazines and opinion leaders during Fiscal 2018, reflecting the strength of its model line-up, design and engineering capabilities. A selection of recent awards is listed below.

Award	Model	Awarding Institution	Date
World Car Design of the Year	Range Rover Velar	World Car of the Year Awards	March 2018
Best Performance/ Luxury SUV	Range Rover	4x4 Magazine	January 2018
World Car and World Car Design of the Year Awards	Jaguar F-PACE	World Car of the Year Awards	April 2017
Best Large SUV	Land Lover Discovery	4x4 Magazine	January 2018
Most Anticipated car of 2018	Jaguar I-PACE	What Car?	January 2018
Design award	Jaguar I-PACE	What Car?	June 2017
2017 Crossover of the year	Jaguar E-PACE	Top Gear Magazine	November 2017

Environmental performance

Jaguar Land Rover’s strategy is to invest in products and technologies that are ahead of expected stricter environmental regulations and ensure that it benefits from a shift in consumer awareness of the environmental impact of their vehicles. Jaguar Land Rover’s environmental vehicle strategy focuses on developing new propulsion technology, overall vehicle weight reduction and reducing parasitic losses through the driveline. It has developed plug-in hybrid electric versions of the Range Rover and Range Rover Sport, without compromising the vehicles’ off-road capability or load space.

Jaguar Land Rover uses aluminum and other lightweight materials to reduce overall vehicle weight and improve fuel and CO2 efficiency. For example, the Jaguar XE is the only vehicle in its class to use an aluminum-intensive monocoque. Jaguar Land Rover plan to continue to build on this expertise and extend the application of aluminum construction as they develop a range of new products. The aluminum body architecture introduced on the Jaguar XE is also used in the lightweight Jaguar XF, Jaguar F-PACE and Range Rover Velar and the all new Jaguar I-PACE electric vehicle. Land Rover Discovery uses the same lightweight architecture as the Range Rover and Range Rover Sport.

Jaguar Land Rover has also developed more efficient powertrains and other related technologies. This includes smaller and more efficient 2.0-litre diesel and gasoline engines (now available across the majority of our model range), stop-start, mild and plug-in hybrids as well as battery electric propulsion technologies. Jaguar Land Rover’s smaller and more efficient family of Ingenium diesel and gasoline engines as well the lightweight Range Rover and Range Rover Sport Plug-in Hybrids Electric Vehicles—PHEV, powered by downsized and more efficient engines and alternative powertrains such as the Jaguar I-PACE Battery Electric Vehicle – BEV, have all contributed to the improvement of Jaguar Land Rover’s carbon footprint.

Jaguar Land Rover’s current product line-up is the most efficient it has ever been and the environmental performance of its vehicles has been further improved through the launch of new models. The 2.0-litre Ingenium diesel and gasoline engines, now used extensively in the product line-up, provide significant CO2 reductions as compared to the outgoing powertrains.

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

Expanding our international business

Our international expansion strategy involves entering into new markets where we have an opportunity to grow and introduce new products to existing markets in order to grow our presence in such markets. Our international business strategy has already resulted in the growth of our international operations in select markets and chosen segments over the last five years. Based on our internal assessments, in recent years, we have grown our market share across various African and Middle East markets such as Tanzania, Saudi Arabia, and United Arab Emirates, in addition to maintaining our dominant market position in the South Asian markets of Bangladesh, Nepal and Sri Lanka based on data compiled by our country managers. In keeping with our strategy to enter and grow in new regions, we have focused on business in the ASEAN countries, where in recent years we entered Indonesia, Malaysia, Vietnam and the Philippines. We entered Tunisia two years ago, and are already a major player in the pickup truck market.

We have also expanded our international presence through acquisitions and joint ventures. Our acquisition of Jaguar Land Rover significantly expanded our presence in overseas markets. Through Jaguar Land Rover, we offer products in the premium performance car and premium all-terrain vehicle categories with globally recognized brands, and we have diversified our business across markets and product categories as a result. We intend to build upon the internationally recognized brands of Jaguar Land Rover. The production of the Range Rover Evoque commenced at the China joint venture in October 2014 and went on general retail sale in China in February 2015. Production of the Discovery Sport was also added as the second vehicle to be manufactured at the China joint venture in Fiscal 2016, which went on general retail sale in November 2015. In September 2016, the long wheelbase Jaguar XFL went on sale followed by the long wheel base Jaguar XEL in December 2017. The E-PACE also went on sale in November 2017 and will be produced at the China joint venture with sales expected to begin later in 2018. The all new Land Rover Discovery went on sale in February 2017 and the new Range Rover Velar went on sale in July 2017 with the refreshed 18 model year Range Rover and Range Rover Sport (including plug in hybrid models) going on sale from November 2017. Jaguar Land Rover intends to expand its global footprint by increasing marketing and its global dealer network as well as expanding its manufacturing base in the United Kingdom and internationally, including the new manufacturing plant in Slovakia where production of the Land Rover Discovery is scheduled to commence later this year.

Our joint venture with the Thonburi Group, Tata Motors (Thailand) Limited, is also focusing on increasing its geographical reach by introducing Thailand-manufactured pickup trucks in other Asian markets. Thailand-produced pickup trucks were introduced in Malaysia in the beginning of Fiscal 2015.

During Fiscal 2008, we established a joint venture company to undertake manufacture and assembly operations in South Africa, which has been one of our largest export markets from India in terms of unit volume. The joint venture company, Tata Motors (SA) (Proprietary) Limited, commenced operations in July 2011. Currently, Tata Motors (SA) (Proprietary) Limited caters to the South African and Mozambique markets and, in Fiscal 2018, sold 815 chassis.

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

We have intensified efforts to review and realign our cost structure through a number of measures such as reduction of manpower costs and rationalization of other fixed costs. Our Jaguar Land Rover business continues to focus on cost management initiatives such as streamlining its purchasing processes and building on its strong relationships with suppliers while increasing employee deployment and flexibility across its sites. In addition, as explained above, our Jaguar Land Rover business continues to increase its use of its new modular aluminum architecture across vehicle platforms and also intends to develop its new modular longitudinal architecture in future models.

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

Expanding customer financing activities

With financing a critical factor in vehicle purchases, and in light of the rising consumer aspirations in India, we intend to expand our vehicle financing activities to enhance our sales. In addition to improving our competitiveness in customer attraction and retention, we believe that expanding the financing business may also contribute toward moderating the impact on our financial results from the cyclical nature of vehicle sales. As part of our efforts, we have teamed up with various public sector, cooperative and Grameen banks to introduce new financing schemes. TMFL has increased its reach by opening a number of limited services branches in tier 2 and 3 towns. During Fiscal 2017, 49 spoke branches were introduced. These branches are attached to hub branches, which increase customer touchpoint and expedite loan processing times. This has reduced turnaround times and, we believe, improved customer satisfaction. In addition to TML dealer sales outlets and Direct Sales Agents, TMFL has 267 branches throughout India. TMFL’s channel finance initiative and fee-based insurance support business have also helped improve profitability. To facilitate increased sales, we are also working on arranging financing tie-ups in our international markets.

Continuing to invest in technology and technical skills

We believe we are one of the most technologically advanced indigenous vehicle manufacturers in India. Over the years, we have enhanced our technological strengths through extensive in-house research and development activities. Further, our research and development facilities at our subsidiaries, such as TMETC, TDCV, TTL, and Trilix, together with the two advanced engineering and design centers of Jaguar Land Rover, have increased our capabilities in product design and engineering. In our Jaguar Land Rover business, we are committed to investments in new technologies to develop products that meet the challenges and opportunities of the premium market, including developing sustainable technologies, like electric propulsion, to improve fuel economy and reduce CO2 emissions and new modular longitudinal architecture. We consider technological leadership to be a significant factor in continued success, and therefore intend to continue to devote significant resources to upgrade our technological base.

Maintaining financial strength

Our cash flow from operating activities in Fiscal 2018 and 2017 was Rs.238,574 million and Rs. 303,107 million, respectively. Our operating cash flows are primarily due to our Jaguar Land Rover business, implementation of cost reduction programs, and prudent working capital management at Tata Motors India. We have established processes for project evaluation and capital investment decisions with an objective to enhance our long-term profitability.

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

Our commercial vehicle initiative, Project Neev, provides a growth program for rural India designed to promote self-employment. Local, unemployed rural youth have been enrolled and trained to work from home as promoters of our commercial vehicles. Project Neev is currently operational in 19 states in India and has engagements in 456 districts and 3,613 sub-districts, which covers more than 470,500 villages. The rural penetration drive initiated through Project Neev has deployed an approximately 6,500 member dedicated team in towns and villages with populations of less than 50,000. Project Neev currently completed its sixth wave of expansion and reorganization called NEEV Overdrive, and we intend to expand its operations in all major states across India. This program has been appreciated and recognized in various forums.

In light of the positive response received by “Truck World: Advanced Trucking Expo”, which was launched in Fiscal 2015, we organized six Truck World Exhibitions with a full range of over 35 different models displayed. The events were also used to highlight new product launches. This has been backed up with 10,000+ market activations including 3100+ customer meets and 1600+ Fuel Trials.

For the intermediate and light truck range, we organized 53 ILCV Expos, showcasing the complete ILCV range from TML, across 17 states with a total of 18,500 customers attending.

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

We offer a variety of support products and services for our customers. Tata FleetMan, our telematics and fleet management service, is designed to enable the commercial sector to boost productivity and profitability. With the goal of bringing the most advanced technology in this area to our customers, we have entered into a partnership with UK-based Microlise Limited to introduce global standards of telematics and fleet management solutions into the Indian logistics and transport industry, to enhance Tata FleetMan’s telematics systems through upgrades of the underlying technology and to develop the next generation of fleet telematics solutions for the Indian transport industry. Original equipment fitment of Tata Fleetman commenced in Fiscal 2016, and as of Fiscal 2018, we have covered the entire M&HCV range.

In order to support our customers throughout the life of their vehicle, we have introduced a range of value added services under the brand “Sampoorna Seva”. The Tata Alert breakdown service promises to respond to the breakdown site within four hours of notification and to return the vehicle to the road within 48 hours, covering some 3 million km of Indian roads. Other key elements include a 6 year 6 lakh km warranty on the M&HCV range and the Tata Delight loyalty program. This was coupled with the introduction of new services, such as the Tata on-site service and parts support using container workshops. These workshops are an on-site service support system that deploy a container on-site, which houses the repair equipment to carry out most routine maintenance activities for a fleet. In addition, we offer on-demand annual maintenance contracts or AMCs, which provides maintenance solutions to all customers for a wide range of vehicles, including large fleet owners.

As of Fiscal 2018, the “Humare Bus Ki Baat Hain” campaign which was started in 2013 to cultivate safe practices of school bus drivers, promote our brand and build connections with riders and other stakeholders, has reached more than 46,000 school staff in 1,500 schools across India.

TML participated in the SIAM Auto Expo 2018 in Greater Noida in India, where 15 vehicles and 1 new engine from the CV portfolio were showcased. Some of the key products displayed were:

•	The SIGNA 4323 – India’s first 6-axle rigid truck with a 30-ton payload, the highest in the market and 4.5 tons higher than the nearest competitor.

•	The special PRIMA 4930.S technology demonstrator which displayed some of our latest advanced safety features, like Lane Departure Warning System (LDWS), Advanced Emergency Braking System (AEBS), Hill Start Aid (HSA) and Rear View Cameras

•	The ULTRA T.7, an elegant 4.2 ton payload LCV with a 1.9-meter wide cabin that will allow easier maneuverability on the narrow roads of urban and rural India.

•	The Tata INTRA compact truck that is set to re-define the SCV segment in the country

•	The MAGNA Bus – the first bus body code compliant two-axle OEM coach with world-class design and engineering inputs from our partner Marcopolo

•	The Turbotronn Engine Family—a brand new next generation state-of-the-art diesel engine family that offers best in class fuel economy, excellent performance, better reliability, and durability as well as lower total cost of ownership to our customers.

•	A range of Electric commercial vehicles including the Starbus Electric, Magic EV and Iris EV.

Overview of Automotive Operations

We sold 1,221,124, 1,091,748 and 1,029,845 units in Fiscal 2018, 2017 and 2016, respectively, consisting of 675,826 units of Tata and other brand vehicles and 545,298 units (excluding wholesales from the China joint venture) of Jaguar Land Rover vehicles in Fiscal 2018. In terms of units sold, our largest market is India where we sold 616,801 and 480,915 units during Fiscal 2018 and 2017 (constituting 50.5% and 44.1% of total sales in Fiscal 2018 and Fiscal 2017, respectively), followed by China, where we sold 150,116 units and 125,207 units in Fiscal 2018 and 2017, respectively (constituting 12.3% and 11.5% of total sales in Fiscal 2018 and 2017, respectively). A geographical breakdown of our revenue is set forth in Item 5.A “—Operating Results—Geographical breakdown”.

Our total sales (including international business sales, Jaguar Land Rover sales and excluding sales by our China Joint Venture) in Fiscal 2018, 2017 and 2016 are set forth in the table below:

Category	Year ended March 31
	2018		2017		2016
	Units	%	Units	%	Units	%
Passenger cars	319,492	26.2%	310,171	28.4%	212,152	20.6%
Utility vehicles	445,080	36.4%	385,480	35.3%	426,740	41.4%
Commercial vehicles	456,552	37.4%	396,097	36%	390,953	38%

Total	1,221,124	100.0%	1,091,748	100.0%	1,029,845	100.0%

Tata and other brand vehicles

The following table sets forth our total sales of Tata and other brand vehicles:

Category	Year ended March 31
	2018		2017		2016
	Units	%	Units	%	Units	%
Passenger cars & utility vehicles	219,274	32.4%	160,905	28.9%	129,558	24.9%
Commercial vehicles	456,552	67.6%	396,097	71%	390,953	75%

Total	675,826	100.0%	557,002	100.0%	520,511	100.0%

Our overall vehicle sales for Tata and other brand vehicles increased by 21.3% to 675,826 units in Fiscal 2018 from 557,002 units in Fiscal 2017. The revenue attributable to Tata and other brand vehicles (before inter-segment elimination) increased by 25.4% to Rs.649,972 million in Fiscal 2018, compared to Rs.518,431 million in Fiscal 2017.

According to data released by the Society of Indian Automobile Manufacturers (SIAM), in Fiscal 2018, the Indian automotive industry (PV & CV) recorded a 10.1% growth in domestic sales as compared to an 8.2% growth in Fiscal 2017. The passenger vehicle (PV) segment grew 7.3% in Fiscal 2018 (as compared to 9.2% in Fiscal 2017) due to continued consumption demand and strong rural growth. The commercial vehicle industry registered a 21.7% growth in Fiscal 2018 as compared to 4.2% growth in previous fiscal, as a result of the implementation of GST, restrictions on overloading and infrastructure growth supported by the Government of India, high investments in e-commerce segment driving the demand for last mile transportation requirements, growth in replacement demand and improved financing and recovery in rural demand.

We sold 675,826, 557,002 and 520,511 units of Tata and other brand vehicles in Fiscal 2018, 2017 and 2016, respectively. Of the 675,826 units sold overall in Fiscal 2018, we sold 616,801 units of Tata and other brand vehicles in India, while 59,025 units were sold outside of India, compared to 480,915 units and 76,087 units, respectively, in Fiscal 2017. Our share of the Indian four-wheeler automotive vehicle market, which consists of automobile vehicles other than two- and three-wheeler categories, increased from 12.7% in Fiscal 2017 to 14.1% in Fiscal 2018. We maintained our leadership position in the commercial vehicle category in the industry, which was characterized by increased competition during the year. The passenger vehicle market also continued to be subject to intense competition.

A principal reason for the increase in the volume of sales of Tata and other brand vehicles, mainly medium and heavy commercial vehicles, is the revival of the demand with the entry of new products and strong demand supported by economic growth

The following table sets forth our market share in various categories in the Indian market based on wholesale volumes:

Category	Year ended March 31
	2018	2017	2016
Passenger cars	6.2%	6.5%	5.3%
Utility vehicles[1]	4.6%	2.0%	2.7%
Intermediate and Light commercial vehicles[2]	44.9%	42.4%	46.4%
Medium and heavy commercial vehicles	54.3%	55.1%	58.5%

SCV & Pickups	39.6%	37.5%	37.3%
CV Passenger	45.3%	46.0%	47.6%
Total Four-Wheel Vehicles	14.2%	12.7%	13.1%

Source: Society of Indian Automobile Manufacturers Report and our internal analysis.

[1]	Utility Vehicles market share data includes the market share for Vans V1 category (i.e., Tata Venture) and excludes Vans V2 segment (i.e., Tata Ace Magic).
[2]

Light Commercial Vehicles market share data includes the market shares for Vans V2 category (i.e., Tata Ace Magic) in accordance with SIAM’s classification of passenger vehicles. It includes Intermediate Commercial Vehicles for Fiscal 2018.

Passenger vehicles in India

Industry-wide sales of passenger vehicles in India increased by 7.3% in Fiscal 2018, compared to a 9.6% growth in Fiscal 2017 utility vehicles sales also witnessed significant growth during Fiscal 2018 due to continued consumption demand and strong rural growth. Reflecting the growth in the Indian passenger vehicle sector, our passenger vehicle sales in India increased by 39.2% to 218,097 units in Fiscal 2018 from 156,731 units in Fiscal 2017, due to new product offerings by us.

Passenger Cars

We sold 138,084 units in the passenger car category (Tata Brand vehicles) in Fiscal 2018, compared to 138,152 units in Fiscal 2017. Our market share for passenger cars in India was lower at 6.2% in Fiscal 2018, as compared to 6.5% in Fiscal 2017.

Utility vehicles

In the utility vehicles category, we sold 49,089 units in Fiscal 2018, representing an increase of 168.5% from 18,579 units in Fiscal 2017. During Fiscal 2018, we launched, Nexon, a compact SUV and sold 27,111 units. Our market share improved and currently stands at 4.6% in Fiscal 2018, compared to 2.0% in Fiscal 2017, primarily due to the popularity of Nexon.

During Fiscal 2018 Fiat branded vehicles sold were 29,807 units.

Commercial vehicles in India

Industry sales of commercial vehicles increased by 21.7% to 887,316 units in Fiscal 2018 from 729,360 units in Fiscal 2017. Industry sales in the M&HCV segment has grown by 17.3% at 247,659 units in Fiscal 2018, as compared to 211,198 in Fiscal 2017. The MHCV industry has shown signs of recovery since July 2017. The implementation of GST, restrictions on overloading and infrastructure growth supported by the Government has boosted the demand. Industry sales of ILCV reported an increase of 27.9% to 103,131 units in Fiscal 2018, from 80,625 units in Fiscal 2017. Industry sales of SCV & Pickups reported an increase by 29.9% to 421,084 units in Fiscal 2018, from 324,090 units in Fiscal 2017. The ILCV & SCV industry growth is mainly due to high investments in e-commerce segments which is driving demand for last mile transportation requirements, growth in replacement demand, improved financing and recovery in rural demand. Industry sales of CV Passenger reported a marginal increase of 1.8% to 115,442 units in Fiscal 2018, from 113,447 units in Fiscal 2017 due to muted demand from STUs.

The sales of our commercial vehicles in India outperformed the industry with a growth rate of 23.3% to 399,821 units in Fiscal 2018 from 324,184 units in Fiscal 2017.

M&HCVs

Our sales in the MHCV category increased by 15.5% to 134,455 units in Fiscal 2018, as compared to sales of 116,403 units in Fiscal 2017. The implementation of GST, restrictions on overloading and infrastructure growth supported by the Government of India boosted demand for M&HCVs.

ILCVs

Our sales in the ILCV segment increased by 35.6% to 46,343 units in Fiscal 2018, from 34,175 units in Fiscal 2017. The ILCV industry growth is mainly due to high investments in e-commerce segments which is driving demand for last mile transportation requirements, growth in replacement demand, improved financing and recovery in rural demand.

SCV & Pickups

Our sales in SCV & Pickups segment increased by 37.3% to 166,746 units in Fiscal 2018 from 121,411 units in Fiscal 2017.The SCV growth is mainly due to high investments in e-commerce segments which is driving demand for last mile transportation requirements, growth in replacement demand, improved financing and recovery in rural demand.

CV Passenger Cars

Industry sales of CV Passenger reported a marginal increase of 1.8% to 115,442 units in Fiscal 2018, from 113,447 units in Fiscal 2017 due to muted demand from State Transport Undertakings. Our CV passenger segment remained flat with a growth of 0.2% to 52,277 units in Fiscal 2018 from 52,195 units in Fiscal 2017.

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

Our overall sales in international markets decreased by 22.4% to 59,025 units in Fiscal 2018 from 76,087 units in Fiscal 2017. Our exports of vehicles manufactured in India decreased by 24.1% in Fiscal 2018 to 47,693 units from 62,830 units in Fiscal 2017. The reduction was on account of contraction in total industry volumes in few key markets. The increase of exports to Nepal provided an opportunity for us. Our top five export destinations for vehicles manufactured in India, that is, Bangladesh, Sri Lanka, Nepal, South Africa and Indonesia, accounted for approximately 81% and 79% of the exports of commercial vehicles and passenger vehicles, respectively. We intend to strengthen our position in the geographic areas we are currently operating in and explore possibilities of entering new markets with similar market characteristics to the Indian market.

TDCV, our subsidiary company engaged in the design, development and manufacturing of M&HCVs, witnessed a decrease in the overall sales by 14.0% to 8.870 units in Fiscal 2018 from 10,317 units in Fiscal 2017. In its domestic market (South Korea), TDCV’s sales decreased by 22.0% from 8,795 units in Fiscal 2017 to 6,859 units in Fiscal 2018, primarily due to lower industry volumes and aggressive discounting and marketing strategies of importers. The export market scenario continued to remain challenging in Fiscal 2018 with factors like local currency depreciation against the US Dollar, continuing statutory regulations to reduce imports, the slowdown in Chinese economy impacting commodity exporting countries and increased dealer inventory. However, TDCV could increase its export sales to 2,011 units, 32.1% higher compared to 1,522 units in Fiscal 2017.

Tata and other brand vehicles—Sales and Distribution

Our sales and distribution network in India as at March 2018 comprised approximately 4,931 contact points for sales and service for our passenger and commercial vehicle business. Our subsidiary TDCL acts as a dedicated distribution and logistics management company to support the sales and distribution operations of our vehicles in India. We believe this has improved the efficiency of our selling and distribution operations and processes. We use a network of service centers on highways and a toll-free customer assistance center to provide 24-hour on-road side assistance, including replacement of parts, to vehicle owners.

TDCL provides distribution and logistics support for vehicles manufactured at our facilities and has set up stocking points at some of our plants and at different places throughout India. TDCL helps us improve planning, inventory management, transport management and timing of delivery. We have a customer relations management system, or CRM, at all of our dealerships and offices across the country, which supports users both at our company and among our distributors in India.

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

Tata and other brand vehicles—Vehicle Financing

Through our subsidiary TMFL, we provide financing services to purchasers of our vehicles through our independent dealers, who act as our agents, and through our branch network. The vehicle financing is intended to encourage sales of vehicles by providing financing to the dealers’ customers and as such is an integral part of the automotive business. TMFL disbursed Rs.154,060 million and Rs.92,976 million in vehicle financing in India during Fiscal 2018 and 2017, respectively. During Fiscal 2018 and 2017, approximately 25% and 22%, respectively, of our vehicle sales in India were financed by TMFL. As at March 31, 2018 and 2017, total vehicle finance receivables outstanding amounted to Rs.238,990 million and Rs.175,633 million, respectively, and the customer finance receivable portfolio comprised 488,456 and 552,991 contracts, respectively. Our gross finance receivables amounted to Rs.250,708 million and Rs.211,608 million as at March 31, 2018 and 2017, respectively. We follow specified internal procedures, including quantitative guidelines, for selection of our finance customers. We originate all contracts through our authorized dealers and direct marketing agents with whom we have agreements. All of our marketing, sales and collection activities are undertaken through dealers or by TMFL.

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

We act as collection agents on behalf of the investors, representatives, special purpose vehicles or banks, in whose favor the receivables have been assigned, for the purpose of collecting receivables from the purchasers on the terms and conditions contained in the applicable deeds of securitization, in respect of which pass-through certificates are issued to investors in case of special purpose vehicles, or SPVs. We also secure the payments to be made by the purchasers of amounts constituting the receivables under the loan agreements to the extent specified by rating agencies by any one or all of the following methods:

•	furnishing collateral to the investors, in respect of the obligations of the purchasers and the undertakings to be provided by us;

•	furnishing, in favor of the investors, 11.90% of the future principal in the receivables as collateral, for securitizations done through Fiscal 2018, either by way of a fixed deposit or bank guarantee to secure the obligations of the purchasers and our obligations as the collection agent, based on the quality of receivables and rating assigned to the individual pool of receivables by the rating agency(ies); and

•	by way of over-collateralization or by investing in subordinate pass-through certificates to secure the obligations of the purchasers.

For further details, see Note 35(b) to our consolidated financial statements included elsewhere in this annual report on Form 20-F.

Jaguar Land Rover

Total wholesales of Jaguar Land Rover vehicles (excluding Chery Jaguar Land Rover) with a breakdown between Jaguar and Land Rover brand vehicles, in Fiscal 2018 and 2017 are set forth in the table below:

	Fiscal 2018		Fiscal 2017
	Units	%	Units	%
Jaguar	150,484	27.6%	169,284	31.7%
Land Rover	394,814	72.4%	365,462	68.3%

Total	545,298	100.0%	534,746	100.0%

In Fiscal 2018, Jaguar Land Rover wholesale volumes were 545,298 units, up 2.0% compared to Fiscal 2017 and wholesale volumes of Chery Jaguar Land Rover (China joint venture) were 88,212 units, reflecting a 33.5% growth as compared to 2017. This is mainly due to introduction of the long wheel base Jaguar XEL during Fiscal 2018 as well as the sales ramp up of the long wheel base Jaguar XFL at the China joint venture. Lower sales of more established models partially offset the rise in sales driven by the introduction of new models. Wholesale volumes were up in China (11.0%), in North America (3.4%) and other Overseas markets (13.0%), which includes Russia, Brazil and South Africa but down in the United Kingdom (1.1%) and in Europe (7.2%), reflecting continuing uncertainty over diesel.

Jaguar wholesale volumes were 150,484 units in fiscal 2018, down 11.1% compared to Fiscal 2017, reflecting the introduction of the E-PACE offset by lower sales of the Jaguar XE, Jaguar F-PACE, Jaguar XF.

Land Rover wholesale volumes were 394,814 units in fiscal 2018, up 8.0% compared to the prior year led by the introduction of the Range Rover Velar and the all new Discovery, partially offset by lower sales of the Range Rover Evoque and Discovery Sport. Sales of Range Rover and Range Rover Sport were also lower year on year on account of the model year change over, including the launch of our first Plug in Hybrid models, during the third and fourth quarter.

Jaguar Land Rover’s performance in key geographical markets on a retail basis

Retail volumes (including retail sales from the China Joint Venture) in Fiscal 2018 increased by 1.7% to 614,309 units from 604,009 units in Fiscal 2017 led by the introduction of the Range Rover Velar, the all new Land Rover Discovery and the Jaguar E-PACE as well as continued demand for the Jaguar F-PACE and the long wheel base Jaguar XFL from our China joint venture. This increase was partially offset by lower sales of the Jaguar XE (long wheel base Jaguar XEL launched in December 2017 with sales still ramping up), Jaguar XJ, Discovery Sport and Range Rover Evoque. Retail sales of Range Rover and Range Rover Sport were also lower year-on-year on account of the model year change over during the third and fourth quarter.

United Kingdom

Industry vehicle sales fell 11.0% in Fiscal 2018 in the United Kingdom due to a weaker automotive cycle, Brexit and the continuing uncertainty around diesel (diesel sales are down 26.2% year on year). Jaguar Land Rover retail volumes decreased by 12.8% to 108,759 units in Fiscal 2018 from 124,755 units in Fiscal 2017, which was broadly in line with the decline in industry volumes. The introduction of Range Rover Velar and Jaguar E-PACE as well as continuing demand for the Jaguar F-PACE in the United Kingdom were not enough to offset lower sales of more established models, including the model year changeover impacting sales of Range Rover and Range Rover Sport, and the lower demand for diesel powered vehicles.

North America

Economic performance in North America was generally favorable in Fiscal 2018 with solid GDP growth and strong labor market conditions. Industry sales in North America were down slightly (1.1%) in Fiscal 2018 whilst Jaguar Land Rover retail sales increased by 4.7% year-on-year to 129,319 units from 123,527 units in Fiscal 2017. Jaguar retail sales were down 1.7% in North America as continued demand for the Jaguar F-PACE and the introduction of the Jaguar E-PACE were offset by lower sales of the Jaguar XE and other models. Land Rover retailed 88,464 units in Fiscal 2018, up 8.0%, from 81,949 units last year led by the introduction of Range Rover Velar and the all new Discovery partially offset by lower sales of Range Rover Evoque, Discovery Sport and Range Rover Sport, primarily reflecting the model year changeover.

Europe

Economic performance in Europe improved during Fiscal 2018 with consistent GDP growth of around 2.5%. Industry volumes in Europe were up 3.4% but Jaguar Land Rover retail sales in Europe were down 5.3% to 133,592 in Fiscal 2018 from 141,043 last year, primarily driven by uncertainty over diesel. Jaguar volumes decreased by 10.1% to 36,248 units in Fiscal 2018 compared to 40,332 units in Fiscal 2017 as the introduction of the Jaguar E-PACE was more than offset by lower sales of the Jaguar XE, Jaguar XF and the Jaguar F-PACE. Land Rover retails were 97,344 units in Fiscal 2018, down 3.3% compared to the 100,711 units in Fiscal 2017 as the introduction of the Range Rover Velar and the all new Discovery solid sales were offset by lower sales of other models, including lower sales of Range Rover and Range Rover Sport which were impacted by the model year change over in the third and fourth quarter.

China

Passenger car sales in China increased by 1.3% in Fiscal 2018 supported by GDP growth of around 6.8%, broadly in-line with the government’s target. Jaguar Land Rover retail volumes (including sales from the China Joint Venture) increased by 19.9% to 150,116 units in Fiscal 2018 from 125,207 units in Fiscal 2017. Jaguar retail sales in Fiscal 2018 were 44,705 units, up 52.3% compared to the 29,351 units in Fiscal 2017 primarily reflecting the introduction of the long wheel base Jaguar XFL from China joint venture and continued demand for the Jaguar F-PACE. Furthermore, sales of the long wheelbase Jaguar XEL from China joint venture started in December 2017 and are still ramping up. Land Rover retail sales were 105,411 units in Fiscal 2018, up 10.0% compared to the 95,856 units sold in Fiscal 2017 led by the introduction of the Range Rover Velar and continued demand for the Discovery Sport and Range Rover Evoque from China joint venture. Retail sales of Discovery were somewhat lower year-on-year due to the launch phasing of the all new Discovery in China during Fiscal 2018.

Other Overseas markets

Jaguar Land Rover’s retail volumes in the other overseas markets increased by 3.4% to 92,523 units in Fiscal 2018 compared to 89,477 units in the prior year. Jaguar retail volumes were 20,674 units, down 7.9% compared to the 22,455 units last year the introduction of the Jaguar E-PACE and solid demand for the Jaguar F-PACE was more than offset by lower sales of the Jaguar XE, Jaguar XF and the Jaguar XJ. Land Rover retail volumes were 71,849 units, down 7.2% compared to the 67,022 units in Fiscal 2017 led by the introduction of the Range Rover Velar and the all new Discovery, partially offset by lower sales of Range Rover and Range Rover Sport, which were impacted by the model year changeover in the third and fourth quarters.

Jaguar Land Rover’s Sales & Distribution

As at March 31, 2018, Jaguar Land Rover distribute its vehicles in 120 markets for Jaguar and 129 markets for Land Rover globally. Sales locations for vehicles are operated as independent franchises. Jaguar Land Rover is represented in its key markets through its National Sales Company’s (“NSC’s”) as well as third-party importers. Jaguar and Land Rover has regional offices in certain select countries that manage customer relationships and vehicle supplies and provide marketing and sales support to their regional importer markets. The remaining importer markets are managed from the United Kingdom.

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

As at March 31, 2018, Jaguar Land Rover global sales and distribution network comprised 23 NSCs, 79 importers, 2 export partners and 1,571 franchise sales dealers, of which 1,226 are joint Jaguar and Land Rover dealers.

Jaguar Land Rover — Competition

Jaguar Land Rover operates in a globally competitive environment and faces competition from established premium and other vehicle manufacturers who aspire to move into the premium performance car and premium SUV markets, some of which are much larger than they are. Jaguar vehicles compete primarily against other European brands such as Audi, Porsche, BMW and Mercedes Benz. Land Rover and Range Rover vehicles compete largely against SUVs from companies such as Audi, BMW, Infiniti, Lexus, Mercedes Benz, Porsche, Volvo and Volkswagen.

Jaguar Land Rover — Seasonality

Jaguar Land Rover volumes are impacted by the bi-annual change in age-related registration plates of vehicles in the United Kingdom, where new age-related plate registrations take effect in March and September. This has an impact on the resale value of the vehicles because sales are clustered around the time of the year when the vehicle registration number change occurs. Seasonality in most other markets is driven by introduction of new model year vehicles and derivatives. Furthermore, Western European markets tend to be impacted by summer and winter holidays, and the Chinese market tends to be affected by the Lunar New Year holiday in either January or February, the PRC National Day holiday and the Golden Week holidays in October. The resulting sales profile influences operating results on a quarter-to-quarter basis.

Other Operations

In addition to our automotive operations, we are also involved in other business activities, including information technology services. Net revenues, before inter-segment elimination, from these activities totaled Rs.31,335 million, Rs.31,154 million and Rs.29,116 million in Fiscal 2018, 2017 and 2016, respectively, representing nearly 1.1%, 1.2% and 1.1% of our total revenues before inter-segment elimination in the corresponding Fiscal periods.

Information Technology Services

As at March 31, 2018, we owned a 72.29% equity interest in our subsidiary, TTL. TTL, founded in 1994 and a part of Tata Motors Group, provides product development IT services solutions for PLM and Enterprise Resource Management, or ERM, to automotive, aerospace, industrial heavy machinery and consumer durables manufacturers and their suppliers. TTL’s services include product design, analysis and production engineering, knowledge-based engineering, PLM, ERM and CRM systems. TTL also distributes, implements and supports PLM products from leading solution providers in the world, such as Dassault Systems and Autodesk.

TTL is headquartered in India with regional headquarters in the United States, the United Kingdom and Singapore. In Fiscal 2014, TTL acquired Cambric Corporation, an engineering services organization, to achieve greater domain expertise and presence in the industrial equipment sector. In Fiscal 2018, TTL acquired Escenda Engineering AB, a Sweden based Design Company to strengthen its offering to existing clients and expand its footprint in Scandinavian countries. TTL has a combined global workforce of around 8,488 professionals (including 1,041 contractors) serving clients worldwide from facilities in the North America, Europe, and Asia Pacific regions. As at March 31, 2018, TTL has 12 subsidiary companies and one joint venture, as well as offshore development centers in India, Thailand and Romania.

The consolidated revenues of TTL decreased by 3.5% in Fiscal 2018 to Rs.26,915 million (including sales to Tata Motors Limited and its consolidated subsidiaries) from Rs.27,880 million in Fiscal 2017, due to operations in the automotive and aerospace markets. TTL recorded profit after tax of Rs.2,457 million in Fiscal 2018, reflecting a decrease of 30.5% over Rs.3,534 million in Fiscal 2017.

Research and Development

Our research and product development costs, charged to our income statement, in Fiscal 2018, 2017 and 2016 were Rs.35,319 million, Rs.34,136 million and Rs.34,688 million, respectively. Our research and development activities focus on product development, environmental technologies and vehicle safety. In India, our Engineering Research Centre, or ERC, established in 1966, is one of the few in-house automotive research and development centers in India recognized by the Government of India. The ERC is integrated with all of the Tata Motors Global Automotive Product Design and Development Centers in South Korea, Italy and the United Kingdom.

In Fiscal 2018, the focus was on providing mobility solutions for intelligently-connected cities designed to offer convenience, safety, security, and efficiency to its customers. As the only OEM with an end-to-end extensive product portfolio across its passenger and commercial vehicles businesses, we intend to play a complimentary role in the smart cities of the future. From public transport to personal cars, from last mile connectivity to BRTS, from emergency response vehicles to commercial utility vehicles, from green and sustainable solutions to vehicles designed to amplify the thrill of the drive, we strive to carry a product portfolio to connect the aspirations and needs of our customers.

In addition to this, the Company also runs several innovation projects in the domains of light weighting, xEVs and hybrids, guided diagnostics, telematics and, ADAS features. While all of our current products comply with existing Bharat Stage-IV emission norms, we are taking all necessary steps to ensure readiness for the upcoming Bharat Stage-VI regulations in India. For timely introduction of Bharat Stage-VI complaint products, the major focus is given on simulations, accelerated testing and validation on HIL benches. . Product competitiveness for TML engines/vehicles is targeted through customer value propositions such as best-in-class fuel efficiency, superior performance, better total low cost of ownership, increased service interval, reduced downtime and turn-around time. Application specific technology selection and duty cycle based performance optimization are key enablers to achieve these goals. Enhanced fuel efficiency and thereby reduction in carbon footprint is planned to be achieved through various powertrain as well as vehicle level measures. Company foresees Bharat Stage VI regulation as an opportunity for product upgrade through feature enhancements within program timelines. Architectural changes in powertrain, advanced cooling system with electro-viscous fan, engine de-speeding are also factored in the development program to deliver superior fuel efficiency and high level of product durability to the customer. Company is ensuring emission roadworthiness of entire vehicle portfolio by investing significantly in design & development efforts, associated capital equipment and in infrastructure over Bharat Stage VI program duration.

In passenger vehicles, the company’s continued efforts have translated into successful product launches and concept unveils. Tata Nexon was critically acclaimed and won multiple awards, most notably the prestigious Autocar “Best Design and Styling Award 2018” and “Best Value for Money Car of the Year 2018” and the NDTV Car & Bike “Subcompact SUV of the Year 2018” and “Design of the Year 2018”. The Nexon offers cutting edge features such as an automated manual transmission (AMT), a freestanding infotainment display, keyless entry/ignition, intelligent start/stop systems, intelligent alternator controller’s application integration in upcoming premium hatch and a wearable key, a market first. We also launched a special edition of the lifestyle SUV Hexa. To promote green and sustainable transport solutions, we launched Tiago EV & Tigor EV. In February 2018, we showcased two new innovative products—H5X concept for 5 seater luxury SUV and the ‘45X concept’ for a premium hatchback.

In commercial vehicles, we launched the New Tata INTRA - the stylish, feature loaded, compact truck that is set to re-define the SCV segment. Demonstrating our capabilities in providing smart and safe public transportation, we displayed the 12 meter Electric Bus with a Smart Bus Stop and passenger carriers - the Magic EV and the Iris EV at the Auto Expo 2018.

The SIGNA 4323 – Highest tonnage rigid trucks with 6-axle and 30-ton payload, the Prima 3718 with advanced rubber Suspension system and the Prima 4930.S with latest, advanced safety and driving features.

In addition to the dynamic showcase of products, the company displayed its New Generation Diesel Turbotron Engines of 3L and 5L capacities for its commercial vehicle applications. These state-of-the-art engines offer best-in-class fuel economy, excellent performance (flat torque curve & high low-end torque), lower TCO, better reliability and durability.

During Fiscal 2018, we filed 50 patent applications and 25 design applications. In respect of applications filed in earlier years, 80 patents were granted and 23 designs were registered. Both filing and grant details include national and international jurisdictions.

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

Jaguar Land Rover’s two design and development centers are equipped with computer-aided design and manufacturing and engineering tools configured to support an ambitious product development cycle plan. In recent years, Jaguar Land Rover has refreshed the entire Jaguar range under a unified concept and design language, and has continued to enhance the design of Land Rover’s range of all-terrain vehicles. The majority of Jaguar Land Rover’s products are designed and engineered in the United Kingdom. Jaguar Land Rover currently offers hybrid technology on some of its models such as the Range Rover and Range Rover Sport as well as their first battery electric vehicle, the Jaguar I-PACE. In addition to the development of electric vehicles, Jaguar Land Rover has also developed more efficient powertrains, including smaller and more efficient 2.0-litre diesel and gasoline engines (now available across the majority of our model range) to satisfy growing customer demand and to further improve the environmental performance of its vehicles.

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

We own a number of patents in different fields of automobile technology and have applied for new patents which are pending for grant in India, as well as in other countries. We have also filed a number of patent applications outside India under the Patent Cooperation Treaty and Paris Convention Treaty, which we expect will be effective in other countries going forward. We also obtain new patents as part of our ongoing research and development activities.

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

Jaguar Land Rover has launched Range Rover and Range Rover Sport plug-in hybrids and their first battery electric vehicle, the Jaguar I-PACE. By 2020, an electric option will be available for all of their models. With the introduction of electric propulsion technology into Jaguar Land Rover vehicles, exposure to certain commodities (e.g. lithium, nickel and cobalt) may increase.

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

In 2016, we introduced Manufacturing site assessment (MSA) for India suppliers, a comprehensive supplier assessment process. The framework is broadly based on lead measures and lag measures to assess the suppliers’ capability to service our requirements. To facilitate financial oversight, MSA also integrates financial risk assessment.

We have initiated a supplier optimization initiative for Indian domestic suppliers. This initiative will rationalize the current supply base enabling scale cost benefits, improved quality and balance in volume cyclicality. This also improves supplier relationships, giving TML better access to technologies and support in vehicle development for new programs.

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

Capital and Product Development Expenditures

Our capital expenditure totalled Rs.415,103 million, Rs.311,627 million and Rs.306,233 million during Fiscal 2018, 2017, and 2016, respectively. Our capital expenditure during the past three Fiscal years related primarily to new product development and capacity expansion for new and existing products to meet market demand as well as investments toward improving quality, reliability and productivity that are each aimed at increasing operational efficiency.

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

Governmental Regulations

Governmental Regulations in India

Automotive Mission Plan, 2016-2026

The Automotive Mission Plan 2016-26, or AMP 2026, is the collective vision of the Government of India and the Indian automotive industry, in which the goal is for the vehicles, auto components, and tractor industries to reach certain size benchmarks over the next ten years and also contribute to India’s development, global footprint, technological maturity, competitiveness, and institutional structure and capabilities. AMP 2026 also seeks to define the trajectory of specific regulations and policies that govern research, design, technology, testing, manufacturing, imports/exports, sales, use, repair, and scrapping of automotive vehicles, components and services.

The vision statement of AMP 2026—“Vision 3/12/65”—states: “By 2026, the Indian automotive industry will be among the top three of the world in engineering manufacture and export of vehicles and auto components, and will encompass safe, efficient and environment friendly conditions for affordable mobility of people and transportation of goods in India comparable with global standards, growing in value to over 12% of India’s GDP, and generating an additional 65 million jobs”.

AMP 2026 envisages that the Government of India and the Indian automotive industry will work together to strengthen India’s position in the global automotive industry. AMP 2026 is intended help the Indian automotive industry focus on its strengths and improve its competitiveness in select segments, achieve the annual production target of Rs.16,160,000 to Rs.18,895,000 in terms of its size, and establish its “Right to Win” on the global stage.

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

FAME Scheme

The Government of India announced the Faster Adoption and Manufacturing of Hybrid & Electric Vehicles, or FAME. This scheme, in furtherance of the National Mission on Electric Mobility 2020 (NEMMP), is intended to support plug-in vehicle, or xEV, market development and its manufacturing network to achieve self-sustenance by focusing on four areas: (1) technology development, (2) demand creation, (3) pilot projects, and (4) public charging infrastructure. FAME envisions collaboration between the government, industry and academia to develop and promote the xEV market in India.

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

Emission and Safety in India

The Government of India, starting April 2017, mandated Bharat Stage IV norms, which are equivalent to Euro IV norms, for all vehicles across India. All categories of our vehicles currently manufactured are compliant with Bharat Stage-IV norms. Bharat Stage-VI norms will be applicable across the country starting April 1, 2020.

The Ministry of Road Transport and Highways, or MoRTH, has also imposed restrictions on the registration of Bharat Stage-IV vehicles sold after April 1, 2020. Fully built Bharat Stage-IV vehicles manufactured before April 1, 2020 may not be registered after June 30, 2020 and Bharat Stage-IV vehicles sold in the form of drive-away chassis manufactured before April 1, 2020 may not be registered after September 30, 2020.

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

Heavy Duty Fuel Efficiency Norms

The Ministry of Power issued the final notification for Heavy Duty Fuel Efficiency Norms for Diesel Vehicles of categories M3 and N3 with GVW of 12T & above. Every vehicle of the specified categories must meet fuel efficiency targets mentioned in notification based on constant speed fuel consumption tests conducted at 40 km/h and 60 km/h. Phase 1 will be implemented starting April 1, 2018 for vehicles complying with BS-IV emission norms and Phase 2 will be implemented starting April 1, 2021 for vehicles complying with BS-VI emission norms.

Crash and other safety requirements for Motor Vehicles

India has a well-established regulatory framework administered by the Ministry of Road Transport and Highways. Recently, the Government of India has embarked on a wide ranging program to institute standardized safety features for a variety of motor vehicles. Crash safety requirements, such as full frontal, offset frontal and lateral impact, have been made mandatory for all new models starting October 1, 2017 and from October 1, 2019 for all existing models of vehicle categories as specified in the individual standards. A pedestrian compliance program will be instituted for all new models from October 1, 2018 and for all existing models from October 1, 2020. Passenger vehicles will require safety features such as safety belt reminders, reverse parking alert system, speed alert system, manual override for central locking system and air bags from 1st July 2019 onwards. Anti-lock braking system (ABS) will be required for all M1 and M2 category passenger vehicles starting April 1, 2018 and April 1, 2019, for new models and existing models respectively. To facilitate informed consumer decision-making, the government is formulating the Bharat New Vehicle Safety Assessment Programme (BNVSAP), a star-rating based system of safety assessment for passenger vehicles. Additionally, starting April 1, 2018, the government will require all public service vehicles to be outfitted with a vehicle location tracking device and an emergency buttons.

TML is also subject to bus body code, ambulance code and motor caravan code regulations. We believe all of our buses and ambulances comply with current requirements.

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

Environmental Regulations

Our manufacturing units must ensure compliance with various environmental statutes. Significant statutes for our business include the Water (Prevention and Control of Pollution) Act, 1974 and the rules thereunder, the Air (Prevention and Control of Pollution) Act, 1981 and the rules thereunder, the Environment Protection Act, 1986 and the rules thereunder and the Hazardous and Other Wastes (Management and Transboundary Movement) Rules, 2016. The basic purpose of these statutes is to control, abate and prevent pollution. In order to achieve these objectives, Pollution Control Boards, or PCBs, which are vested with diverse powers to deal with water and air pollution, have been set up in each state. The PCBs are responsible for establishing standards for maintenance of clean air and water, directing the installation of pollution control devices in industries and undertaking inspection to ensure that units or plants are functioning in compliance with the standards prescribed. These authorities also have the power of search, seizure and investigation. All of our manufacturing plants are either in possession of current, valid consents to operate and hazardous waste authorizations or are in the process of renewing their consents to operate and hazardous waste authorizations from the respective PCBs of the states where they operate. In the past year, the Ministry of Environment, Forests & Climate Change, Government of India has re-vamped several National level legislations governing waste management. Specifically the Plastic Waste Management Rules 2016, the Bio-Medical Waste (BMW) Management Rules 2016, e-waste Management Rules-2016, and the Construction and Demolition (C&D) Waste Management Rules 2016. All our plants have analyzed these new regulations for its applicability and aligned their compliance practices accordingly.

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

Major Taxes applicable on goods up to June 30, 2017

Excise Duty

The Government of India imposes excise duty on cars and other motor vehicles and their chassis, for which rates vary from time to time and across vehicle categories reflecting the policies of the Government of India. The chart below sets forth a summary of excise duty rates as applicable as at June 30, 2017.

Tax Rate	Excise Duty (per vehicle or chassis)
	Small cars[1]	Cars other than small cars[2]	Motor vehicles for more than 13 persons	Chassis fitted with engines for vehicles of more than 13 persons	Trucks	Chassis fitted with engines for trucks	Safari, SUVs and UVs
June 30, 2017	12.5%	24% or 27%[1]	12.5%	14%	12.5%	13%	27% or 30%

1.	Small cars are cars with a length not exceeding 4,000 mm and an engine capacity not exceeding 1,500 cubic centimeters for cars with diesel engines, and not exceeding 1,200 cubic centimeters for cars with gasoline engines. The higher rate is applicable if the engine capacity exceeds 1,500 cubic centimeters.
2.	Cars other than small cars are cars with a length exceeding 4,000 mm with an engine capacity exceeding 1,500 cubic centimeters for diesel engines and 1,200 cubic centimeters for gasoline engines.

All vehicles and chassis are subject to the Automobile Cess, which is levied at 0.125%. on assessable value. Certain passenger vehicles are also subject to the National Calamity Contingent Duty, which is levied at 1% on assessable value. Infra Cess is applicable on certain vehicles falling under heading 8703 at 1% of assessable value in case of small cars-Petrol/LPG/CNG, at 2.5% in case of small cars-Diesel and at 4% in case of other motor vehicles.

Value Added Tax

The Value Added Tax, or VAT, has been implemented throughout India. VAT enables set-off on input tax credit of VAT paid on inputs by traders and manufacturers against the output VAT/CST liability, thereby eliminating the cascading effect of taxation. Standard rate of VAT in general was prescribed as 5% and 12.5%, along with special brackets of 0%, 1%, 3%, 4%, 13.5%, 14% 14.5%, 15%, 20%, 22% and 23% have been announced for various categories of goods and commodities sold in/from the respective States and certain States have also introduced additional VAT of 1% to 3% on specified commodities, including automobiles.

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

In addition to VAT, a Central Sales Tax continues to exist, although it was proposed to be abolished in a phased manner. The Central Sales Tax rate was reduced to 2% in 2008-09. There was no change in Central Sales Tax rates after June 01, 2008 and the same rates continued as on June 2017.

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

Taxes Applicable from July 1, 2017

Goods and Services Tax

The introduction of Goods and Services Tax, or GST, from July 1, 2017 was a very significant step in the field of indirect tax reforms in India. By subsuming a large number of Central and State taxes into a single tax, the aim was to mitigate cascading or double taxation and pave the way for a common national market.

The salient features of GST are:

(i)	Applicable on “supply” of goods or services as against the earlier concept of tax on manufacture of goods or on sale of goods or on provision of services.

(ii)	Based on the principle of destination based consumption taxation as against the present principle of origin-based taxation.

(iii)	Dual GST with the Center and the States simultaneously levying it on a common base.

(iv)	Replaced the taxes earlier levied and collected by the Center, namely, a) Central Excise Duty; b) Duties of Excise (Medicinal and Toilet Preparations); c) Additional Duties of Excise (Goods of Special Importance); d) Additional Duties of Excise (Textiles and Textile Products); e) Additional Duties of Customs (commonly known as CVD); f) Special Additional Duty of Customs (SAD); g) Service Tax; h) Cesses and surcharges insofar as they relate to supply of goods or services.

(v)	State taxes that were subsumed within the GST are a) State VAT; b) Central Sales Tax; c) Purchase Tax; d) Luxury Tax; e) Entry Tax (All forms); f) Entertainment Tax (except those levied by the local bodies); g) Taxes on advertisements; h) Taxes on lotteries, betting and gambling; i) State cesses and surcharges insofar as they relate to supply of goods or services.

The GST rates together with the GST Compensation Cess rates applicable to vehicles as on March 31, 2018 are listed below:

Commodity	GST Rate	GST Comp. Cess Rate
Small Cars (Diesel)	28%	3%
Small Cars (Gasoline)	28%	1%
Motor Vehicles for transport of 10 to 13 persons incl. driver	28%	15%
Motor vehicles for more than 13 persons	28%	—
Chassis fitted with engine for more than 13 persons	28%	—
Chassis fitted with engine for trucks	28%	—
Safari, SUVs and UVs	28%	22%
Car—Motor vehicle of engine capacity not exceeding 1500cc	28%	17%
Motor vehicle of engine capacity exceeding 1500 cc and other than SUV	28%	20%
Truck	28%	—

Environmental, fiscal and other governmental regulations around the world

Our Jaguar Land Rover business has significant operations in the United Kingdom, North America, Europe, China and other markets which have stringent and ever evolving regulations relating to vehicle emissions. Compliance with the proposed tightening of vehicle emissions regulations by the European Union may entail significant costs. Although Jaguar Land Rover is pursuing various technologies to meet the different environmental standards, the costs of compliance can be significant to its operations and may adversely and materially impact its business, financial condition and results of operations.

Article 50 was triggered on March 29, 2017 to start the process for the United Kingdom to leave the European Union. The general election on June 8, 2017, concluded in a hung parliament and resulted in the Conservatives forming a coalition government with the Democratic Unionist Party of Northern Ireland. The formation of a coalition government adds to the uncertainty emanating from the circumstances surrounding Brexit. This uncertainty has weighed on the economic performance of the United Kingdom with recent higher inflation leading to a rise of 0.25% in the base interest rate adding further pressure to economic growth. In addition, a rise in UK vehicle tax in April 2017 as well as a higher taxes levied on diesel vehicles have adversely impacted automotive industry sales.

Economic growth in the Eurozone is improving. The outcome of the French elections strengthened support for the European Union with elections in Germany expected to conclude in September.

The United States economy continues to grow, albeit at a slower rate. However, import tariffs have been imposed on steel and aluminum which could be applied to a wider set of imported goods, including automobiles, and could lead to further volatility going forward.

China’s economy continues to perform broadly in line with targets set by the government and is anticipated to continue doing so. However, market volatility is anticipated. The economic environment in emerging markets is likely to remain challenging in the short-term.

Greenhouse gas / CO2 / fuel economy legislation

Current legislation in Europe limits passenger car fleet average greenhouse gas emissions to 130 grams of CO2 per kilometer for 100% of new cars from 2015. Different targets apply to each manufacturer based on their respective fleets of vehicles and average weight. Jaguar Land Rover has received a permitted derogation from the weight-based target requirement available to small volume and niche manufacturers. As a result, Jaguar Land Rover is permitted to reduce emissions by 25% from 2007 levels rather than meeting a specific CO2 emissions target. Jaguar Land Rover had an overall 2015 target of an average of 178.0 grams of CO2 per kilometer for its full fleet of vehicles registered in the EU that year, with Jaguar Land Rover and Tata Motors monitored as a single ‘‘pooled’’ entity for compliance with this target (for Jaguar Land Rover alone, this number is 179.8 g/km). In the European Environment Agency report “Monitoring of CO2 emission from passenger cars—Data 2016—Final data” our fleet delivered 150 grams of CO2 per kilometer, well below the mandated target.

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

Starting 2017, there was a move to the new Worldwide harmonized Light vehicles Test Procedure, or WLTP, in Europe to address global concerns on more customer-correlated fuel economy certified levels as well as air quality concerns. It is expected that other countries will follow suit and introduce similar requirements. All programs are being fully engineered to enable the adoption of these new requirements. Jaguar Land Rover is also accelerating some of these initiatives to improve RDE ahead of the mandated timing.

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

While Europe and the United States lead the implementation of these emissions programs, other nations and states typically follow on with adoption of similar regulations two to four years thereafter. For example, China’s Stage IV targets a national average fuel consumption of 5.0L/100km by 2021. In response to severe air quality issues in Beijing and other major Chinese cities, the Chinese government also intends to adopt more stringent emissions standards beginning in 2019.

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

As at July 27, 2018, Jaguar Land Rover has one issue under investigation by NHTSA. The investigation concerns a defective condition in the electronically-controlled door latch system while certain vehicles were in motion. The investigation is ongoing and Jaguar Land Rover is co-operating fully with NHTSA.

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

In accordance with treasury policy, Jaguar Land Rover has maintained insurance coverage that is reasonably adequate to cover normal risks associated with the operation of its business, such as coverage for people, property and assets, including construction, general, auto and product liability. On August 12, 2015, a series of explosions caused widespread damage at the Port of Tianjin in China, one of three major locations in China through which Jaguar Land Rover imports its vehicles. At the time of the explosion, approximately 5,800 Jaguar Land Rover vehicles were stored at various locations in Tianjin. Many of these vehicles were destroyed or damaged in the explosion, and, as a result, Jaguar Land Rover recognized an exceptional charge of GBP245 million in the second quarter of Fiscal 2016. By the end of Fiscal 2017, GBP274 million had been recovered through the receipt of insurance proceeds and other recoveries. These included amounts received for insurance, tax recoveries, foreign exchange gains and the sales of vehicles that were at the port at the time of the explosion including GBP35 million related to other costs associated with Tianjin including lost and discounted vehicle revenue. There can be no assurance that any claim under our insurance policies will be honored fully or timely, our insurance coverage will be sufficient in any respect or our insurance premiums will not increase substantially. Accordingly, to the extent that we suffer loss or damage that is not covered by insurance or which exceeds our insurance coverage, or have to pay higher insurance premiums, our financial condition may be materially and adversely affected.

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

Export Promotion Capital Goods

Since Fiscal 1997, we have benefited from participation in the Export Promotion Capital Goods Scheme, or the EPCG Scheme, which permits us to import capital equipment under a special license at a substantially reduced customs duty. Our participation in this scheme is subject to us fulfilling an obligation to export goods manufactured or produced by the use of capital equipment imported under the EPCG Scheme to the value of a multiple of the cost plus insurance and freight value of these imports or customs duty saved over a period of 6, 8 and 12 years from the date of obtaining the special license. We currently hold 45 licenses (excluding redeemed licenses) which require us to export our products of a value of approximately Rs.33.68 billion between the years 2016 to 2024, and we carefully monitor our progress in meeting our incremental milestones. After fulfilling some of the export obligations as per provisions of Foreign Trade Policy, as at March 31, 2018, we have remaining obligations to export products worth approximately Rs.3.80 billion by March 2024. In the event that the export obligation under the EPCG Scheme is not fulfilled, we would have to pay the differential between the reduced and normal duty on the goods imported along with interest. In view of our past record of exceeding our export milestones, and our current plans with respect to our export markets, we do not currently foresee any impediments to meeting our export obligation in the required time frame.

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

During Fiscal 2015, Jaguar Land Rover’s Brazilian subsidiary received a demand for 167 million Brazilian Real in relation to additional indirect taxes (PIS and COFINS) claimed as being due on local vehicle and parts sales made in 2010. The court case was heard on July 27, 2017, and the subsidiary was successful.

A SEBI Order, dated March 6, 2018, directed TML to conduct an internal inquiry within 3 months into the leakage of information relating to its financial results for the quarter ended December 2015 and to take appropriate actions against those responsible. TML hired Ernst & Young LLP to conduct an internal investigation. The report was submitted to SEBI on June 11, 2018.

C. Organizational Structure.

Tata Sons—Our Promoter and its Promoted Entities

Tata Sons holds equity interests in its promoted companies engaged in a wide range of businesses. The various companies promoted by Tata Sons, including Tata Motors Limited, are based substantially in India and had combined consolidated revenues of approximately US$100 billion in Fiscal 2018. The businesses of entities promoted by Tata Sons can be categorized under seven business sectors, namely, engineering, materials, energy, chemicals, consumer products, services, and communications and information systems.

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

Some of the other companies promoted by Tata Sons include Titan Company, established in 1984, which is manufacturing India’s largest and best-known range of personal accessories, such as watches, jewellery, sunglasses, and prescription eyewear, and excels in precision engineering, Tata Housing Development Company, established in 1984, a real estate developer in India, Tata AIA Life Insurance Company, established in 2001, which is a joint venture between Tata Sons and AIA Life Group Ltd Tata AIG General Insurance Company, established in 2001, which provides non-life insurance solutions to individuals, groups and corporate houses in India and Tata Capital, established in 2007, a systemically important non-deposit taking non-banking financial company, or NBFC, that fulfils the financial needs of retail and institutional customers in India, Tata Realty and Infrastructure Limited, established in 2007 which is an Infrastructure and Real Estate developer, AirAsia (India) Limited, a joint venture established in 2013 which is a low cost airline, Tata SIA Airlines Limited, a joint venture established in 2013 which is engaged in full service scheduled passenger airline services, Tata Advanced Systems Limited, established in 2006 and its subsidiaries which are, inter alia, engaged in scientific, technical and research and development activities, manufacturing, testing and experimenting equipment, components, etc., in the field of advanced defense technologies, security systems, aerospace & aerostructures.

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

Companies which have subscribed to the Tata Brand Equity & Business Promotion Scheme pay an annual subscription fee to use the “TATA” business name and trademarks and participate in and gain from the promotion of the Tata brand equity as well as avail themselves of various services including legal, human resources, economics and statistics, corporate communications and public affairs services organized by Tata Sons. We believe that we benefit from the use of and association with the “TATA” brand identity and accordingly, Tata Motors Limited and certain of its subsidiaries have subscribed to the Tata Brand Equity & Business Promotion Agreement and pay an annual subscription fee to Tata Sons which is in the range of 0.15% to 0.25% of the annual net income (defined as net revenues exclusive of excise duties and other governmental taxes and non-operating income), subject to a ceiling of 5% of annual profit before tax (defined as profit after interest and depreciation but before income tax), each calculated on a standalone basis for these entities. In some of the past years, Tata Sons has lowered the absolute amount of subscription fee in light of its outlay for activities related to brand promotion and protection in those years. In Fiscal 2014, 2015, 2017 and 2018, no amount was paid in view of losses of Tata Motors Limited calculated on a standalone basis. Pursuant to our licensing agreement with Tata Sons, we have also undertaken certain obligations for the promotion and protection of the Tata brand identity licensed to us under the agreement. The agreement can be terminated by written agreement between the parties or by Tata Sons upon our breach of the agreement and our failure to remedy such a breach, or by Tata Sons upon providing six months’ notice for reasons to be recorded in writing. The agreement can also be terminated by Tata Sons upon the occurrence of certain specified events, including liquidation of Tata Motors Limited.

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

Subsidiaries and Affiliates

The subsidiaries, joint operation and equity method affiliates and joint ventures of Tata Motors Limited that together with Tata Motors Limited form the Tata Motors Group as at March 31, 2018 are set forth in the chart below:

(1)	Name changed with effect from June 17, 2017 from Tata Motors Finance Limited and is the holding company of Tata Motors Finance Limited (erstwhile Sheba Properties Limited) and Tata Motors Finance Solutions Limited.
(2)	Will be merged into Tata Motors Limited vide a Scheme of Arrangement submitted before the National Company Law Tribunal with an appointed date of April 1, 2017.
(3)	These subsidiaries are based in many countries outside India.
(4)	Holding Company of Jaguar Land Rover Automotive Plc, Tata Daewoo Commercial Vehicle Co. Limited, Tata Motors (Thailand) Limited, Tata Motors (SA) (Proprietary) Limited, PT Tata Motors Indonesia and TMNL Motor Services Nigeria Limited.
(5)	Holding in its subsidiary, Tata Daewoo Commercial Vehicle Sales and Distribution Co. Ltd. is 100%.
(6)	Holding 99.997% in PT Tata Motors Distribusi Indonesia, a subsidiary, alongwith TML Holdings Pte. Ltd. holding 0.003%.
(7)	The holdings in these 12 subsidiaries range between 72.29% and 72.35%.
(8)	Acquired an equity investment stake therein with effect from July 13, 2017.
(9)	One wholly owned subsidiary, Serviplem S.A.U. in Spain that has declared voluntary winding-up effective from February 21, 2017.
(10)	Out of the 11 subsidiaries with holdings ranging from 19% to 26% and 7 joint ventures with holdings in the range of 13% to 13.5%.
(11)	Chery Jaguar Land Rover Auto Sales Company Limited a wholly owned subsidiary of Chery Jaguar Land Rover Automotive Co. Limited.
(12)	A joint venture in association with Jayem Automotives Pvt. Limited.
(13)	An affiliate of Tata Technologies Limited.

Out of the above, the following are our three significant subsidiaries as defined under Regulation S-X:

Name	Country of Incorporation	Ownership Interest / Voting Power
Jaguar Land Rover Automotive plc	United Kingdom	100%
Jaguar Land Rover Limited	United Kingdom	100%
Jaguar Land Rover Holdings Limited	United Kingdom	100%

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

Through Jaguar Land Rover, we currently operate four principal automotive manufacturing facilities in the United Kingdom at Solihull, Castle Bromwich, Halewood and the Engine Manufacturing Centre at Wolverhampton, as well as two product development facilities in the United Kingdom at Gaydon and Whitley. Most of these facilities are owned as freehold estates or are held through long-term leaseholds, generally with nominal rents. In December 2015, Jaguar Land Rover announced an initial investment of GBP1 billion to build a manufacturing facility in Slovakia (owned as a freehold estate), with production scheduled to commence in late 2018 with the Land Rover Discovery. Jaguar Land Rover also owns a joint venture manufacturing plant under our China Joint Venture, in Changshu, near Shanghai, as part of a RMB 10.9 billion investment that also includes a new research and development center, which opened in October 2014. A new engine plant producing Jaguar land Rover’s 2.0-litre Ingenium petrol engines opened in July 2017 for installation into vehicles manufactured by the China joint venture. Jaguar Land Rover also opened a new manufacturing facility in Brazil in June 2016, which manufactures the Range Rover Evoque and Discovery Sport for the Brazilian market. Jaguar Land Rover now produces the I-PACE battery electric vehicle and the new Jaguar E-PACE in Graz, Austria under its manufacturing partnership with Magna Steyr.

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

In order to deal with the challenges posed by climate change we are striving hard to reduce our carbon footprint and one of the interventions we have taken is to increase the proportion of renewable energy in our operations. We have made substantial investments in the area of wind and solar power to increase our renewable energy capacity. We have also signed power purchase agreements with renewable energy producers. Currently the share of renewable energy in our operations is 21% as against 17% during the last financial year. All our manufacturing facilities in India have robust Environmental Management System and are certified for ISO-14001,also all our manufacturing sites in India are ‘GreenCo’ certified. Besides efforts on switching to renewable energy we have taken several initiatives to reduce our energy intensity i.e specific energy required to produce vehicles. These initiatives have helped us in reducing our GHG emissions substantially. Besides energy & carbon, water and waste are also equally important for us. In an attempt to achieve zero waste to landfill/ incineration(ZWTL), we have rolled out an initiative called ‘Value from hazardous Waste’(VfHW) and thus not only reduced the generation of hazardous waste but also found out environment friendly application for the waste. Zero Liquid discharge(ZLD) is another initiative directed to reduce water consumptions. In most of our plant we recycle the treated effluent back in to the operations.

Pursuant to our commitment to climate change mitigation, we are a signatory to the RE100, a global collaborative initiative of influential businesses committed to 100% renewable electricity.

Jaguar Land Rover

Jaguar Land Rover’s production facilities are subject to a wide range of environmental, health and safety requirements. These requirements address, among other things, air emissions, wastewater discharges, accidental releases into the environment, human exposure to hazardous materials, storage, treatment, transportation and disposal of wastes and hazardous materials, investigation and clean-up of contamination, process safety and maintenance of safe conditions in the workplace. Many of Jaguar Land Rover’s operations require permits and controls to monitor or reduce pollution. Jaguar Land Rover has incurred, and will continue to incur, substantial on-going capital and operating expenditures to ensure compliance with current and future environmental, health and safety laws and regulations or their more stringent enforcement. Violations of these laws and regulations could result in the imposition of significant fines and penalties, the suspension, revocation or non-renewal of our permits, production delays or limitations, imprisonments or the closure of Jaguar Land Rover plants. Other environmental, health and safety laws and regulations could impose restrictions or onerous conditions on the availability or the use of raw materials that Jaguar Land Rover needs for its manufacturing process. Violations of these laws and regulations may occur, among other ways, from errors in monitoring emissions of hazardous or toxic substances from Jaguar Land Rover vehicles or production sites into the environment, such as their use of incorrect methodologies or defective or inappropriate measuring equipment, errors in manually capturing results, or other mistaken or unauthorized acts of our employees, suppliers or agents.

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

Jaguar Land Rover has a Climate Change Agreement, or CCA, in the United Kingdom, which covers its manufacturing energy use at Castle Bromwich, Halewood, Solihull and most recently special operations at Oxford road. This requires Jaguar Land Rover to deliver a 15% reduction in energy use per vehicle by 2020 compared to the 2008 baseline. Jaguar Land Rover’s projections show that it is on track to achieve this target and consequently will not need to purchase carbon allowances under this scheme.

Jaguar Land Rover are also registered as a participant in the Carbon Reduction Commitment Energy Efficiency Scheme, or the CRC Scheme, which regulates emissions from electricity and gas use primarily in its non-manufacturing activities in the United Kingdom. Jaguar Land Rover purchased carbon allowances under this scheme for the first time in 2015 for emissions in Fiscal 2014.

Consultation on changes to the energy taxation regime in the United Kingdom will see the removal of the CRC Scheme from 2019. Her Majesty’s Treasury has advised that any changes to the energy tax regime would need to be cost neutral. Consequently, Jaguar Land Rover will see an increase in Climate Change Levy (CCL) paid on the energy we consume in lieu of the removal of CRC.

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

In JLR’s overseas facilities prior to purchase JLR undertook studies that informed them of the presence of contamination or otherwise in the ground prior to development. In Slovakia some pesticide was found during one site investigation but when repeated was not located. In Brazil the manufacturing site is adjacent to a facility where organic solvent contamination of the ground occurred. The manufacturing site is largely unaffected but JLR have purchased the adjacent site and are currently progressing relevant permits for operation and developing plans for further remediation of the organic solvent contamination. The site known in JLR as Itatiaia West is listed on the Environmental Regulators site (INEA) as contaminated.

Production Capacity

The following table shows our production capacity as at March 31, 2018 and production levels by plant and product type in Fiscal 2018 and 2017:

	As at March 31, 2018	Year ended March 31,
	Production Capacity	2018	2017
		Production (Units)
Tata Motors Plants in India[1]
Medium and heavy commercial vehicles, light commercial vehicles, utility vehicles and passenger cars	1,622,920	601,695	529,927
Jaguar Land Rover[2,5]
Utility vehicles, passenger cars	841,000	618,000	620,287
Other subsidiary companies’ plants (excluding Jaguar Land Rover)[3]
Medium and heavy commercial vehicles, buses, bus bodies and pickup trucks	52,000	21,036	21,858
Joint operations[4] (Passenger Vehicles)	100,000	30,655	12,234

1.

This refers to estimated production capacity on a double-shift basis for all plants (except the Uttarakhand plant for which capacity is on a three-shift basis) for the manufacture of vehicles and replacement parts.

2.	Production capacity is on a three-shift basis. Includes assembly plant in Brazil and vehicles manufactured under the manufacturing agreement with Magna Steyr in Graz, Austria.
3.	The plants are located in South Korea, South Africa and Thailand.
4.	Excludes production of engines/powertrains.
5.	Includes capacity at Chery Jaguar Land Rover Automotive Company Limited.

Properties

We produce vehicles and related components and carry out other businesses through various manufacturing facilities. In addition to our manufacturing facilities, our properties include sales offices and other sales facilities in major cities, repair service facilities and research and development facilities.

The following table sets forth information, with respect to our principal facilities, a substantial portion of which are owned by us as at March 31, 2018. The remaining facilities are on leased premises.

Location	Facility or Subsidiary / Joint Operations Name	Principal Products or Functions
India
In the State of Maharashtra
Pune (Pimpri, Chinchwad, Chikhali[1], Maval)	Tata Motors Limited	Automotive vehicles, components and research and development
Pune (Chinchwad)	TAL Manufacturing Solutions Ltd.	Factory automation equipment and services
Pune (Hinjewadi)[1]	Tata Technologies Ltd.	Software consultancy and services
Mumbai, Pune	Tata Motors Limited/Concorde Motors (India) Ltd./Tata Motors Finance Ltd.	Automobile sales and service and vehicle financing
Nagpur[1]	TAL Manufacturing Solutions Ltd.	Production of advanced composite floor beams, including machining of metal fittings for Boeing 787 Dreamliner
Satara	Tata Cummins Pvt. Ltd.	Automotive engines
Pune (Ranjangaon)	Fiat India Automobiles Pvt. Ltd.	Automotive vehicles and components
In the State of Jharkhand
Jamshedpur	Tata Motors Limited	Automotive vehicles, components and research and development
Jamshedpur	TML Drivelines Ltd.	Axles and transmissions for M&HCVs
Jamshedpur	Tata Cummins Pvt. Ltd.	Automotive engines
In the State of Uttar Pradesh
Lucknow[1]	Tata Motors Limited	Automotive vehicles, parts and research and development
	Tata Marcopolo Motors Ltd.	Bus bodies
In the State of Karnataka
Dharwad	Tata Motors Limited	Automotive vehicles, components, spare parts and warehousing
	Tata Marcopolo Motors Ltd.	Bus body manufacturing
Bengaluru[2]	Concorde Motors (India) Ltd.	Automobile sales and service
In the State of Uttarakhand
Pantnagar[1]	Tata Motors Limited	Automotive vehicles and components

In the State of Gujarat
Sanand	Tata Motors Limited	Automotive vehicles and components
Rest of India
Hyderabad[2] & Chennai[1]	Concorde Motors (India) Ltd.	Automobile sales and service
Cochin, Delhi	Concorde Motors (India) Ltd.	Automobile sales and service
Various other properties in India	Tata Motors Limited/Tata Motors Finance Ltd.	Vehicle financing business (office/ residential)
Outside India
Singapore	Tata Technologies Pte Ltd.	Software consultancy and services
Republic of South Korea	Tata Daewoo Commercial Vehicles Co. Ltd	Automotive vehicles, components and research and development
Thailand	Tata Motors (Thailand) Ltd.	Pick-up trucks
	Tata Technologies (Thailand) Ltd.	Software consultancy and services
United Kingdom	Tata Motors European Technical Centre	Engineering consultancy and services
United Kingdom	INCAT International PLC, Tata Technologies Europe Ltd and Cambric UK Ltd	Software consultancy and services

Location	Facility or Subsidiary / Joint Operations Name	Principal Products or Functions
United Kingdom
Solihull	Jaguar Land Rover Limited	Automotive vehicles and components
Castle Bromwich	Jaguar Land Rover Limited	Automotive vehicles and components
Halewood	Jaguar Land Rover Limited	Automotive vehicles and components
Gaydon	Jaguar Land Rover Limited	Research and product development
Whitley	Jaguar Land Rover Limited	Headquarters and research and product development
Wolverhampton	Jaguar Land Rover Limited	Engine manufacturing
Spain	Tata Hispano Motors Carrocera S.A.	Bus body service
Morocco	Tata Hispano Motors Carrocerries Maghreb SA	Bus body manufacturing and service
South Africa	Tata Motors (SA) (Proprietary) Limited	Manufacture and assembly operations of vehicles
Indonesia	PT Tata Motors Indonesia	Distribution of vehicles
Austria	Jaguar Land Rover Limited	Automotive vehicles and components
Brazil	Jaguar Land Rover Limited	Automotive vehicles and components
Slovakia	Jaguar Land Rover Limited	Automotive vehicles and components
Italy	Trilix Srl.	Automotive design and engineering
Others (e.g. United States, United Kingdom, China, Europe, Australia)	Tata Technologies Ltd.	Software consultancy and services
	Jaguar Land Rover[3]	National sales companies
Regional sales offices

Note:	Excludes facilities held by our joint ventures, including the manufacturing plant held by Jaguar Land Rover Automotive Company Limited.
1.	Land at each of these locations is held under an operating lease.
2.	Some of the facilities are held under an operating lease and some are owned.
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

Overview

In Fiscal 2018, our total revenue (net of excise duties), including finance revenues, increased by 8.5% to Rs.2,882,951 million from Rs.2,656,495 million in Fiscal 2017. We recorded net income (excluding the share attributable to non-controlling interests) of Rs.66,661 million in Fiscal 2018, representing an increase by 8.9% or Rs.5,450 million over net income in Fiscal 2017 of Rs.61,211 million.

As discussed in our introductory remarks, we use earnings before other income, interest and tax to assess our operating performance; a reconciliation of our consolidated earnings before other income, interest and tax to our consolidated net income for the years ended March 31, 2018, 2017 and 2016 is set forth below.

	For the year ended March 31,
	2018	2017	2016
	Rs. in million
Net Income	67,682	62,234	96,872
Add/(Less):
Share of (profit)/loss of equity accounted investees (net)	(22,783)	(14,930)	(5,775)
Asset written off/loss on sale of assets and others (net)	29,148	11,419	9,477
Other (income)/loss (net)	(47,873)	(39,590)	(12,613)
Foreign exchange (gain)/loss (net)	2,759	13,285	20,588
Interest income	(7,122)	(5,641)	(7,187)
Interest expense (net)	46,365	42,366	47,913
Income tax expense	38,059	35,670	27,513
Earnings before other income, interest and tax	106,235	104,813	176,789

As also discussed in our introductory remarks, we use free cash flow to measure ongoing needs for investments in plant and machinery, products and technologies; a reconciliation of our free cash flow for the years ended March 31, 2018, 2017 and 2016 is set forth below.

	Year ended March 31,
	2018	2017	2016
	Rs. in million
Cash flow from operating activities	238,574	303,107	374,713

Less:
Payments for property, plant and equipment	(198,654)	(162,799)	(159,538)
Proceeds from sale of property, plant and equipment	303	534	588
Payment for intangible assets	(152,135)	(143,799)	(152,065)

	(350,486)	(306,064)	(311,015)

Free cash flow	(111,912)	(2,957)	63,698

As also discussed in our introductory remarks, we use ratio of net debt to shareholders’ equity to measure our debt commitments; a reconciliation of our ratio of net debt to shareholders’ equity as at March 31, 2018 and 2017 are set forth in Exhibit 7.1 to this annual report on Form 20-F.

Economy

INDIA

The year 2017 for India was marked by a number of key structural initiatives to build strength across macro-economic parameters for sustainable growth in the future. The growth in the first half of the year suffered despite global tailwinds. However, the weakness seen at the beginning of 2017 seems to have bottomed out as 2018 set in. Currently, the economy seems to be on the path to recovery, with indicators of industrial production, stock market index, auto sales and exports having shown some uptick. It appears that India has also recovered from the effects of demonetization and the introduction of the GST.

As per advance estimates, India’s GDP increased 6.7% in Fiscal 2018 as compared to an increase of 7.1% in Fiscal 2017. India’s GDP growth bottomed out in the middle of 2017 after slowing for five consecutive quarters, and has since improved significantly, with momentum carrying over into 2018 on the back of a recovery in investment. Although investment growth was still moderately lower in 2017 than in 2016, high-frequency indicators suggest that it accelerated into 2018. The temporary disruptions caused by the implementation of the GST dissipated by mid-2017, and manufacturing output and industrial production have continued to firm since then.

Currently, India is the world’s seventh-largest economy, sitting between France and Italy. India has emerged as the fastest growing major economy in the world as per the Central Statistics Organization and International Monetary Fund (IMF), and it is expected to be one of the top three economic in the world over the next 10-15 years.

WORLD

2017 is the year which saw global economy accelerating although the United Kingdom economy is evidently slowing, while the US economy continues to grow at a modest pace. The Chinese economy continues to grow strong. However, the Eurozone and Japan show signs of acceleration, as do many of the major emerging economies such as Turkey and Russia. The US economy grew at 2.7% in Fiscal 2018, supported by broad-based strength in domestic demand.

During 2017, prices of base metal also strengthened, with strong growth in infrastructure sector in major countries around the globe. Crude prices remained range bound in most of 2017 although it started to give a signal of upward breakout towards fourth quarter of Fiscal 2018. Brent crude started a sharp rally in the middle of 2017 around $44/bbl and has rallied all the way to $79/bbl. The tensions in the Middle East and West Asia may add to the increase in oil prices.

The Eurozone grew at its fastest rate in a decade in 2017, reflecting strong consumption, investment, and exports. Amid continued monetary policy stimulus, growth is projected to be 2.1% in 2018, fueled by recovery confidence and monetary stimulus from the European Central Bank. The United Kingdom by contrast, has grown by 1.8% in 2017, down from 2016’s 1.9% rate and had the weakest expansion since 2012, mainly reflecting the impact of higher inflation in the wake of the 2016 Brexit vote and weaker investment due to uncertainty of future trade arrangements. The United Kingdom is expected to grow at 1.4% in 2018. The economies of Spain, Italy and France have shown better prospects. Germany accounted for 28% of the Euro area economy with a steady growth of 2% GDP.

China registered a growth of 6.9% in 2017 and remained stable this year. Activity continues to shift to consumption, while investment growth rates remain well below those in recent years. Industrial production has stabilized following significant cuts in overcapacity sectors. However, according to International Monetary Fund (IMF), China’s debt has ballooned to 234% of the total output. Supported by deepening macro-economic stability and gradual monetary loosening, Russia’s economy continued its recovery in 2017, mainly driven by non-tradable sectors. Growth momentum towards the end of 2017 slowed down but picked up in Fiscal 2018. Russia’s growth prospect remain modest.

Growth in Japan reached 1.7% in 2017, underpinned by supportive financial conditions and strong exports, but contracted at the beginning of this year. Nonetheless, unemployment is falling to levels not seen since the 1990s. South Africa experienced a GDP increase, mainly due to change in the political leadership.

Automotive operations

Automotive operations is our most significant operating segment, accounting for 99.4%, 99.3% and 99.5% of our total revenues in each of Fiscal 2018, 2017, and 2016, respectively. In Fiscal 2018, revenue from automotive operations before inter-segment eliminations was Rs.2,864,464 million, as compared to Rs.2,639,061 million in Fiscal 2017 and Rs.2,691,018 million in Fiscal 2016.

Our automotive operations include:

•	All activities relating to the development, design, manufacture, assembly and sale of vehicles, as well as related spare parts and accessories;

•	Distribution and service of vehicles; and

•	Financing of our vehicles in certain markets.

Our automotive operations segment is further divided into Tata and other brand vehicles (including financing thereof), and Jaguar Land Rover. In Fiscal 2018, Jaguar Land Rover contributed 77.3% of our total automotive revenue compared to 80.4% in Fiscal 2017 and 81.8% in Fiscal 2016 (before intra-segment elimination) and the remaining 22.7% was contributed by Tata and other brand vehicles in Fiscal 2018 compared to 19.6% in Fiscal 2017 and 18.2% in Fiscal 2016. Jaguar Land Rover revenue includes a translation loss from GBP to Indian rupees. For further detail see Item 5.A “—Operating Results—Fiscal 2018 Compared to Fiscal 2017—Revenue.”

Other Operations

Our other operations business segment mainly includes information technology services, machine tools and factory automation solutions. Our revenue from other operations before inter-segment eliminations was Rs.31,335 million in Fiscal 2018, marginal increase of 0.6% from Rs.31,154 million in Fiscal 2017. Revenues from other operations represented 1.1%, 1.2% and 1.1% of our total revenues, before inter-segment eliminations, in Fiscal 2018, 2017 and 2016, respectively. Earnings before other income, interest and tax before inter-segment eliminations (segment earnings), were Rs.3,046 million, Rs.3,798 million and Rs.4,212 million in Fiscal 2018, 2017 and 2016, respectively.

Geographical breakdown

We have pursued a strategy of increasing exports of Tata and other brand vehicles to new and existing markets. However, in Fiscal 2018, the revenue of our subsidiary in South Korea, TDCV, has been lower due to lower industry volumes and aggressive marketing strategy from competitors in South Korea. Similarly for TTL, our specialized subsidiary engaged in engineering, design and information technology services, reported lower revenue and profits due to adverse movement in exchange rates of major currencies as average rate of US$/INR declined by 3.9% in Fiscal 2018 compared to Fiscal 2017, while average rate of GBP/INR declined by 2.5% during the above period. TTL also suffered decline in revenue in Europe and North America mainly due to completion of vehicle programs with its key clients and delayed start of new programs due to client plan changes. The decline in Europe and North America were partially offset by growth in revenue in the Asia-Pacific region. Improved market sentiment in certain countries to which we export and the strong sales performance of Jaguar Land Rover has enabled us to increase our sales in these international markets in Fiscal 2018. However, due to unfavorable currency translation from GBP to INR and also growth in revenue in India in Fiscal 2018, the proportion of our net sales earned from markets outside of India decreased to 79.9% in Fiscal 2018 from 84.1% in Fiscal 2017.

The following table sets forth our revenue from our key geographical markets:

	Year ended March 31,
	2018		2017		2016
Revenue	Rs. in million	Percentage	Rs. in million	Percentage	Rs. in million	Percentage
India	578,403	20.1%	422,499	15.9%	411,399	15.2%
China	481,675	16.7%	410,722	15.5%	485,384	17.9%
United Kingdom	418,970	14.5%	486,091	18.3%	448,389	16.6%
United States of America	448,882	15.6%	413,470	15.6%	431,592	16.0%
Rest of Europe	470,288	16.3%	469,927	17.7%	415,022	15.3%
Rest of the World	484,733	16.8%	453,786	17.0%	513,327	19.0%

Total	2,882,951	100%	2,656,495	100%	2,705,113	100%

The “Rest of Europe” market is geographic Europe, excluding the United Kingdom and Russia. The “Rest of the World” market is any region not included above.

Significant Factors Influencing Our Results of Operations

Our results of operations are dependent on a number of factors, which mainly include the following:

•	General economic conditions. We, similar to other participants in the automotive industry, are materially affected by general economic conditions. See Item 3.D “—Risk Factors—Risks associated with Our Business and the Automotive Industry”.

•	Interest rates and availability of credit for vehicle purchases. Our volumes are significantly dependent on availability of vehicle financing arrangements and their associated costs. For further discussion of our credit support programs, see Item 4.B “—Business Overview—Automotive Operations”.

•	Goods and Service tax rates/Excise duties and sales tax rates. In India, the goods and service tax, the excise duties and sales tax rate structures affect the cost of vehicles to the end user and, therefore, impact demand significantly. For a detailed discussion regarding tax rates applicable to us, please see Item 4.B “—Business Overview—Government Regulations—Excise Duty”.

•	Our competitive position in the market. For a detailed discussion regarding our competitive position, see Item 4.B “—Business Overview—Automotive Operations—Tata and other brand vehicles—Competition”.

•	Cyclicality and seasonality. Our results of operations are also dependent on the cyclicality and seasonality in demand in the automotive market. For a detailed discussion on seasonal factors affecting our business, please see Item 4.B “Business Overview—Automotive Operations—Tata and other brand vehicles—Seasonality” and 4.B “Business Overview—Automotive Operations—Jaguar Land Rover—Seasonality”.

•	Environmental Regulations. Governments in the various countries in which we operate are placing a greater emphasis on raising emission and safety standards for the automobile industry. Compliance with applicable environmental and safety laws, rules, regulations and standards will have a significant impact on costs and product life cycles in the automotive industry. For further details with respect to these regulations, please see Item 4.B “—Business Overview—Government Regulations”.

•	Foreign Currency Rates. Our operations and our financial position are quite sensitive to fluctuations in foreign currency exchange rates. Jaguar Land Rover earns significant revenue in the United States, Europe and China, and also sources a significant portion of its input material from Europe. Thus, any exchange rate fluctuations of GBP to Euro, GBP to U.S. dollar and GBP to other currencies would affect our financial results. We have significant borrowings in foreign currencies denominated mainly in U.S. dollars. Our consolidated financial results are affected by foreign currency exchange fluctuations through both translation and transaction risks. Changes in foreign currency exchange rates may positively or negatively affect our revenues, results of operations and net income. To the extent that our financial results for a particular period will be affected by changes in the prevailing exchange rates at the end of the period, such fluctuations may have a substantial impact on comparisons with prior periods. Furthermore, Jaguar Land Rover constitutes a major portion of consolidated financial position, the figures of which are translated into Indian rupees. However, the translation effect is a reporting consideration and does not impact our underlying results of operations. Please see Item 11 “Quantitative and Qualitative Disclosures About Market Risk” and Note 35(d)(i) – (a) to our consolidated financial statements included elsewhere in this annual report on Form 20-F for further detail on our exposure to fluctuations in foreign currency exchange rates.

•	Political and Regional Factors. As with the rest of the automotive industry, we are affected by political and regional factors. For a detailed discussion regarding these risks, please see Item 3.D “Key Information—Risk Factors—Political and Regulatory Risks.”

Results of operations

The following table sets forth selected items from our consolidated statements of income for the periods indicated and shows these items as a percentage of total revenues:

	Percentage of Total Revenue
	Year ended March 31,						Percentage Change
	2018		2017		2016		2017 to 2018	2016 to 2017
Total revenues	100%		100%		100%		8.5%	-1.8%
Raw materials, components and purchase of product for sale (including change in inventories of finished goods & work-in-progress)	64.4		62.5		60.5		11.9%	1.3
Employee cost	10.5		10.7		10.7		6.7	-1.6
Defined benefit pension plan amendment	-1.3		—		—		100.0	—
Other expenses	21.8		22.9		21.6		3.4	4.0
Provision for loss of inventory (net of insurance recoveries)	—	*	-0.5		0.6		99.2	-181.2
Depreciation and amortization	7.3		6.9		6.2		15.0	8.5
Expenditure capitalized	-6.4		-6.4		-6.2		10.1	1.2
Assets written off/loss on sale of assets and others (net)	1.0		0.4		0.4		155.3	20.5
Other (income)/ loss (net)	-1.6		-1.5		-0.5		20.9	213.9
Interest income	-0.2		-0.2		-0.3		26.3	-21.5
Interest expense (net)	1.6		1.6		1.8		9.4	-11.6
Foreign exchange (gain) / loss (net)	0.1		0.5		0.8		-79.2	-35.5
Share of (profit) / loss of equity accounted investees	-0.8		-0.6		-0.2		52.6	158.5
Net income before tax	3.6		3.7		4.6		8.0	-21.3
Income tax expense	-1.3		-1.3		-1.0		6.7	29.6
Net income	2.3		2.4		3.6		8.7	-35.8
Net income attributable to shareholders of Tata Motors Limited	2.3		2.4		3.6		8.9	-36.2
Net income attributable to non-controlling interests	—	*	—	*	—	*	-0.3	3.5

*	Less than 0.1

The following table sets forth selected data regarding our automotive operations (Tata and other brand vehicles (including financing thereof) and Jaguar Land Rover) for the periods indicated and the percentage change from period-to-period (before inter-segment eliminations):

	Year ended March 31,			Percentage Change
	2018	2017	2016	2017 to 2018	2016 to 2017
Total Revenues (Rs. million)	2,864,464	2,639,061	2,691,018	8.5	-1.9
Earnings before other income, interest and tax (Rs. million)	104,645	102,958	173,315	1.6	-40.6
Earnings before other income, interest and tax (% to total revenue)	3.7%	3.9%	6.4%

The following table sets forth selected data regarding our other operations for the periods indicated and the percentage change from period-to-period (before inter-segment eliminations):

	Year ended March 31,			Percentage Change
	2018	2017	2016	2017 to 2018	2016 to 2017
Total Revenues (Rs. million)	31,335	31,154	29,116	0.6	7.0
Earnings before other income, interest and tax (Rs. million)	3,046	3,798	4,212	-19.8	-9.8
Earnings before other income, interest and tax (% to total revenue)	9.7%	12.2%	14.5%

Fiscal 2018 Compared to Fiscal 2017

Revenue

Our total consolidated revenue (net of excise duty, where applicable), including finance revenue, increased by 8.5% to Rs.2,882,951 million in Fiscal 2018 from Rs.2,656,495 million in Fiscal 2017.

The revenue of our Tata brand vehicles increased by 25.4% to Rs.649,972 million in Fiscal 2018 from Rs.518,431 million in Fiscal 2017 due to increased volumes of all vehicle categories, i.e. M&HCVs, Passenger Cars, ILCVs, SCVs and UVs. The revenue of our Jaguar Land Rover business increased by 4.4% to Rs.2,214,492 million in Fiscal 2018 from Rs.2,120,677 million in Fiscal 2017. The increase in revenue is Rs.93,815 million at our Jaguar Land Rover business, primarily due to increase in wholesale volumes driven by the success of new products launched in the year, including the Range Rover Velar, the Jaguar E-PACE and the new Land Rover Discovery as well as continued demand for the Jaguar F-PACE and the long wheel base Jaguar XFL in China, offset by lower sales of the XE, XJ, F-TYPE, Evoque and Discovery Sport. Sales of Range Rover and Range Rover Sport decreased due to the model year changeover ahead of the launch of the new refreshed models (including plug-in hybrid variants) at the end of calendar year 2017. The increase was attributable to an increase in sales of Land Rover vehicles were to 394,814 units in Fiscal 2018 from 365,462 units in Fiscal 2017, an increase of 8.0%, offset by decrease in sales of Jaguar-brand vehicles from 169,284 units in Fiscal 2017 to 150,484 units in Fiscal 2018, a decrease of 11.1% (volumes excluding Chery Jaguar Land Rover).

Our revenues from sales of vehicles and spares manufactured in India increased by 31.0% to Rs.575,484 million in Fiscal 2018 from Rs.439,134 million in Fiscal 2017. The increase was mainly attributable to revenues across all vehicle categories M&HCV, SCV’s and UV’s in India. The revenues from passenger cars in India increased by 9.5% to Rs.49,995 million in Fiscal 2018 from Rs.45,674 million in Fiscal 2017, and revenue attributable to utility vehicles, which increased by 170.8% to Rs.34,138 million in Fiscal 2018 from Rs.12,607 million in Fiscal 2017. New product offerings in our passenger cars helped us increase our volumes and revenues in this category. Further, revenues from M&HCVs increased by 34% to Rs.269,723 million in Fiscal 2018 from Rs.201,212 million. ILCVs increased by 42% to Rs.47,346 million in Fiscal 2018 from Rs.33,413 million in Fiscal 2017. Revenues of SCVs and Pickups in India increased by 25% to Rs.46,856 million in Fiscal 2018 from Rs.37,348 in Fiscal 2017 and CV Passengers revenue increased by 22% to Rs.3,034 million in Fiscal 2018 from Rs.2,491 million in Fiscal 2017.

Revenue from our vehicle financing operations increased by 7.1% to Rs.26,040 million in Fiscal 2018, as compared to Rs.24,318 million in Fiscal 2017.

Revenue attributable to TDCV, our subsidiary company engaged in design, development and manufacturing of M&HCVs, decreased by 16.3% to Rs.48,370 million in Fiscal 2018 from Rs.57,774 million in Fiscal 2017, primarily due to lower industry volumes, aggressive discounting and marketing strategies of importers in South Korea. The market share of TDCV decreased to 26.5% in Fiscal 2018 as compared to 29.6% in Fiscal 2017. The export market scenario continues to remain challenging, impacted by various factors including, but not limited to, local currency depreciation against the U.S. dollar, continuing statutory regulations to reduce imports, the slowdown in Chinese economy impacting commodity exporting countries and increased dealer inventory.

Revenue from other operations, before inter-segment eliminations, remained flat at Rs.31,335 million in Fiscal 2018 compared to Rs.31,154 million in Fiscal 2017, and represents 1.1% and 1.2% of our total revenues, before inter-segment eliminations, in Fiscal 2018 and 2017, respectively.

Cost and Expenses

Raw Materials, Components and Purchase of Products for Sale (including change in inventories of finished goods and work-in-progress) (material costs)

Material costs increased by 11.9% to Rs.1,856,602 million in Fiscal 2018 from Rs.1,659,297 million in Fiscal 2017. Material costs include realized exchange gain of Rs.15,675 million in Fiscal 2018 as compared to Rs.7,553 million in Fiscal 2017.

At our Jaguar Land Rover operations, material costs in Fiscal 2018 increased by 7.1% to Rs.1,403,302 million from Rs.1,309,697 million in Fiscal 2017. The increase was partially offset by favorable currency translation from GBP to INR of Rs.22,462 million. Excluding currency translation, material costs attributable to our Jaguar Land Rover operations increased by GBP 1,257 million (8.3%) in Fiscal 2018 mainly due to a 6% increase in sales volume and mix of products. Material costs at our Jaguar Land Rover operations as a percentage of revenue increased to 63% in Fiscal 2018 from 61.3% in Fiscal 2017 (in GBP terms), primarily driven by the increase in sales volumes and mix and a generally stronger Euro as compared to the pound sterling.

Material costs for Tata and other brand vehicles have also increased by 29.8% to Rs.448,506 million in Fiscal 2018 from Rs.345,437 million in Fiscal 2017, primarily due to increase in volumes. Further, material costs as a percentage of total revenue (excluding finance revenue) increased to 71.9% in Fiscal 2018, as compared to 69.8% in Fiscal 2017, primarily due to unfavorable product mix leading to lower contribution margin.

For our India operations, material costs in the passenger vehicle segment increased by 4.6% to Rs.44,266 million in Fiscal 2018, as compared to Rs.42,337 million in Fiscal 2017 for our passenger cars, and by 175.3% to Rs.29,639 million in Fiscal 2018, as compared to Rs.10,768 million in Fiscal 2017 for our utility vehicles, mainly due to increased unit sales. Material costs for ILCVs also increased by 45% to Rs.35,238 million in Fiscal 2018, as compared to Rs.24,305 million in Fiscal 2017, whereas material costs for M&HCVs increased by 37% to Rs.191,897 million in Fiscal 2018, as compared to Rs.139,582 million in Fiscal 2017. Material costs for SCVs & Pickups also increased by 43% to Rs.39,865 million in Fiscal 2018, as compared to Rs.27,904 million in Fiscal 2017, whereas material costs for CV Passengers increased by 20% to Rs.1,986 million in Fiscal 2018, as compared to Rs.1,655 million in Fiscal 2017.

Material costs decreased by 19.6% to Rs.31,118 million in Fiscal 2018, as compared to Rs.38,695 million in Fiscal 2017 for TDCV, primarily due to lower volumes particularly in the domestic market. As a percentage of total revenue, material cost decreased to 64.3% in Fiscal 2018, compared to 66.9% in Fiscal 2017, primarily due to mix of products.

Provision/(Reversal) for Loss of Inventory

On August 12, 2015, a series of explosions caused widespread damage at the Port of Tianjin in China, one of three major locations in China through which Jaguar Land Rover imports its vehicles. A provision of Rs.16,384 million (GBP157 million) (net of insurance recoveries) of Rs.5,342 million (GBP55 million)) has been recognized against the carrying value of inventory for the damage due to explosion at the port of Tianjin in China in Fiscal 2016. In Fiscal 2017, Rs.13,301 million (GBP151 million) relating to insurance recoveries, recovery of import duties and taxes and an updated assessment of the condition of the remaining vehicles led to a reversal of the initial provision recorded in Fiscal 2016. In Fiscal 2018, Rs.112 million (GBP 1 million) relating to insurance recoveries led to a further reversal of the initial provision recorded in Fiscal 2016.

Employee Costs

Our employee costs increased by 6.7% in Fiscal 2018 to Rs.302,625 million from Rs.283,588 million in Fiscal 2017, including the foreign currency translation impact from GBP to Indian rupees discussed below.

Our permanent headcount increased by 1.9% as at March 31, 2018 to 81,090 employees from 79,558 employees as at March 31, 2017, primarily due to new production facilities and research and development centers at Jaguar Land Rover. However, the average temporary headcount were flat at 38,017 employees in Fiscal 2018 from 38,692 employees in Fiscal 2017.

The employee cost at Jaguar Land Rover increased by 7.2% to Rs.233,751 million in Fiscal 2018 from Rs.218,016 million in Fiscal 2017. In GBP terms, employee costs at Jaguar Land Rover increased to GBP2,722 million in Fiscal 2018 from GBP2,490 million in Fiscal 2017, partially offset by favorable foreign currency translation from GBP to Indian rupees of Rs.4,675 million. The employee cost at Jaguar Land Rover as a percentage to revenue increased to 10.6% in Fiscal 2018 from 10.2% in Fiscal 2017, primarily reflecting increases in production capacity for new models and to support the development and launch of future products. Jaguar Land Rover increased its headcount by 7.3% in Fiscal 2018 to 43,224 employees from 40,265 employees in Fiscal 2017. To support new launches and product development projects. Jaguar Land Rover increased its average permanent headcount by 8.6% in Fiscal 2018 to 34,533 employees from 31,810 employees in Fiscal 2017 and the average temporary headcount were 7,254 employees in Fiscal 2018 as compared to 7,324 employees in Fiscal 2017. Total number of permanent employees as at March 31, 2018 was 36,300, as compared to 32,870 as at March 31, 2017 for Jaguar Land Rover.

The employee cost for Tata and other brand vehicles (including financing thereof) increased by 6.5% to Rs.54,665 million in Fiscal 2018 from Rs.51,310 million in Fiscal 2017.

For our India operations, employee costs increased by 5.3% to Rs.44,085 million in Fiscal 2018 from Rs.41,856 million in Fiscal 2017, mainly due to regular annual increases in salary and wage agreements at our plants. The permanent headcount increased by 13.0% as at March 31, 2018 to 41,295 employees from 36,560 employees as at March 31, 2017. However, the average temporary headcount remained same at 30,464 employees in Fiscal 2018 from 31,586 employees in Fiscal 2017. In Fiscal 2018 and 2017, there was an expense of Rs.37 million and Rs.676 million, respectively, towards early-retirement given to various employees.

At Tata Motors Limited, the parent company, employee cost increased to Rs.37,499 million in Fiscal 2018 compared to Rs.36,261 million in Fiscal 2017. The employee cost as a percentage of revenue decreased to 6.5% in Fiscal 2018 from 8.5% in Fiscal 2017.

Employee costs at TDCV increased by 6.7% to Rs.8,276 million in Fiscal 2017 from Rs.7,759 million in Fiscal 2017, primarily due to annual increments and headcount.

Defined benefit pension plan amendment

A credit of Rs.36,090 million (GBP437 million) during Fiscal 2018 relates to the amendment of the defined benefit scheme of Jaguar Land Rover. On April 3, 2017, Jaguar Land Rover approved and communicated to its defined benefit scheme members that the defined benefit scheme rules were to be amended with effect from April 6, 2017 so that amongst other changes, retirement benefit will be calculated on a career average basis rather than based upon a member’s final salary at retirement.

Other Expenses

Other expenses increased by 3.4% to Rs.629,755 million in Fiscal 2018 from Rs.608,462 million in Fiscal 2017. There was a favorable foreign currency translation of GBP to Indian rupees of Rs.7,801 million pertaining to Jaguar Land Rover. As a percentage of total revenues, these expenses decreased to 21.8% in Fiscal 2018 from 22.9% in Fiscal 2017. The major components of expenses are as follows:

				Percentage of Total Revenue
	Year ended March 31,		Change	Year ended March 31,
	2018	2017		2018	2017
	(Rs. in millions)
Freight and transportation expenses	114,841	103,534	10.9%	4.0%	3.9%
Works operation and other expenses	261,407	232,675	12.4	9.1	8.8
Publicity	89,686	86,987	3.1	3.1	3.3
Allowance for trade and other receivables, and finance receivables	401	7,360	(94.6)	0.0	0.3
Warranty and product liability expenses	69,979	85,866	(18.5)	2.4	3.2
Research and development expenses	35,319	34,136	3.5%	1.2%	1.3%

1.	Freight and transportation expenses increased by 10.9% to Rs.114,841 million in Fiscal 2018. This increase was offset by a favorable foreign currency translation of GBP to Indian rupees of Rs.1,730 million. Considering this, the increase in freight and transportation expenses corresponds to an increase in volumes at both Tata brand vehicles and Jaguar Land Rover operations, predominantly on account of increased sales across all vehicle categories in India and growth in North America and Europe and the United Kingdom, respectively, on an annual basis.

2.	Our works operation and other expenses represented 9.1% and 8.8% of total revenue in Fiscal 2018 and 2017, respectively. On absolute terms, the expenses have increased by 12.4% to Rs.261,407 million in Fiscal 2018 from Rs.232,675 million in Fiscal 2017. These mainly relate to volume-related expenses at Jaguar Land Rover and Tata Motors. Engineering expenses at Jaguar Land Rover have increased, reflecting our increased investment in the development of new vehicles, by 23.5% to Rs.52,760 million in Fiscal 2018, from Rs.42,711 million in Fiscal 2017. A significant portion of these costs are capitalized and shown under the line item “expenditure capitalized” discussed below.

3.	Publicity expenses decreased to 3.1% of our total revenues in Fiscal 2018 as compared to 3.3% in Fiscal 2017. In addition to routine product and brand campaigns, we incurred expenses relating to new product introduction campaigns in Fiscal 2017, namely the new Jaguar E-PACE, I-PACE, F-PACE, the all new Land Rover VELAR at Jaguar Land Rover, and the Nexon, Tigor, Tiago, Hexa, Ace XL series at our India operations.

4.	The allowances for finance receivables mainly relate to India operations. These mainly reflect provisions for the impairment of vehicle loans of Rs.255 million for Fiscal 2018 as compared to Rs.5,654 million in Fiscal 2017. The decrease in provision is mainly due to improved collections. Based on our assessment of non-recoverability of overdues in trade and other receivables, we have recorded a provision of Rs.146 million in Fiscal 2018, compared to a provision of Rs.1,706 million in Fiscal 2017. The decrease in provision was due to reversals because of favourable litigation awards.

5.	Warranty and product liability expenses represented 2.4% and 3.2% of our total revenues in Fiscal 2018 and Fiscal 2017, respectively. The warranty expenses at Jaguar Land Rover represented 2.7% of the revenue as compared to 3.6% last year, whereas for Tata Motors Indian operations these represent 1.3% and 1% for Fiscal 2018 and 2017, respectively of revenue. The decrease of Jaguar Land Rover was primarily driven by release of provisions mainly due to campaign closures and release of unused funds on older models. Increase in provision at Tata Motors was due to launch of BS IV models and increase in warranty period for certain vehicle models. Please refer to Item 5.A “—Critical Accounting Policies” of this annual report on Form 20-F for further details.

6.	Research and product development costs represent research costs and costs pertaining to minor product enhancements, refreshes and upgrades to existing vehicle models. These represented 1.2% and 1.3% of total revenues for Fiscal 2018 and 2017, respectively.

Expenditure capitalized

This represents employee costs, stores and other manufacturing supplies and other works expenses incurred mainly toward product development projects. Considering the nature of our industry, we continually invest in the development of new products and invest to address safety, emission and other regulatory norms. The expenditure capitalized increased by 10.1% to Rs.185,882 million in Fiscal 2018 from Rs.168,769 million in Fiscal 2017. The increase is net of an unfavorable foreign currency translation impact from GBP to Indian rupees of Rs.3,177 million pertaining to Jaguar Land Rover. These reflect expenditures on new products and other major product development plans.

Depreciation and Amortization

Our depreciation and amortization expenses increased by 15.0% in Fiscal 2018, the breakdown of which is as follows:

	Year ended March 31,
	2018	2017
	(Rs. in millions)
Depreciation	107,621	94,557
Amortization	102,197	87,848

Total	209,818	182,405

The increase in depreciation and amortization expenses is after a favorable foreign currency translation from GBP to Indian rupees of Rs.3,704 million pertaining to Jaguar Land Rover. The increase in depreciation expenses, excluding translation impact was primarily attributable to equipment and tooling, related to new models (Discovery, Velar and E-PACE), technology and capacity. The amortization expenses for Fiscal 2018 mainly related to product development costs capitalized and new products introduced during this period, namely the Nexon, new Land Rover Discovery, Range Rover Velar and the Jaguar E-PACE.

Assets written off/loss on sale of assets and others (net)

We recorded a loss on sale of assets and assets written off of Rs.29,148 million in Fiscal 2018, as compared to Rs.11,419 million in Fiscal 2017. In Fiscal 2018 and 2017, product development in progress for certain projects were identified for write off. There have been disruptions in the auto industry such as electrification necessitating a review of our product development cost capitalization policy. We reviewed our tangible and intangible assets to ensure “fit for future” and thus written off certain product development programs in Fiscal 2018 of Rs.20,602 million.

Other income (net)

There was a net gain of Rs.47,873 million in Fiscal 2018, as compared to Rs.39,590 million in Fiscal 2017, representing a decrease of Rs.9,447 million.

i.	The gain on change in the fair value of commodity derivatives mainly at Jaguar Land Rover was Rs.2,146 million in Fiscal 2018, as compared to Rs.9,184 million in Fiscal 2017, primarily due to the increase in commodity prices of major commodities, including aluminum, copper, palladium and platinum.

ii.	Gain on sale of available-for-sale investments decreased marginally to Rs.1,562 million in Fiscal 2018, as compared to Rs.1,826 million in Fiscal 2017.

iii.	Miscellaneous income increased by 54.5% to Rs.44,008 million in Fiscal 2018 from Rs.28,475 million in Fiscal 2017. The increase is mainly due to increase in royalty income from Chery Jaguar Land Rover Automotive Company Ltd and recognition of higher incentives from government both at Tata Motors Limited and Jaguar Land Rover.

For further details see Note 30 to our consolidated financial statements included elsewhere in this annual report on Form 20-F.

Interest expense (net)

Our interest expense (net of interest capitalized) increased by 9.4% to Rs.46,365 million in Fiscal 2018 from Rs.42,366 million in Fiscal 2017. As a percentage of total revenues, interest expense represented 1.6% in Fiscal 2018 and 2017. The interest expense (net) for Jaguar Land Rover was GBP80 million (Rs.6,572 million) in Fiscal 2018, as compared to GBP68 million (Rs.6,011 million) in Fiscal 2017. The increase in interest expense primarily reflects a full year of interest accrued on the GBP300 million 2.75% and EUR650 million 2.2% senior notes issued in January 2017 as well as interest accrued on the EUR500 million 4.5% senior notes issued in October 2017, partially offset by higher capitalized interest and a favorable foreign currency translation of Rs.239 million from GBP to Indian rupees. For our operations of Tata and other brand vehicles (including financing thereof), interest expense increased by 9.5% to Rs.39,909 million in Fiscal 2018 from Rs.36,435 million in Fiscal 2017, mainly due to higher borrowings. See Item 5.B “—Liquidity and Capital Resources” of this annual report on Form 20-F for additional details on our debt financing arrangements.

Foreign exchange (gain)/loss (net)

We had a net foreign exchange loss of Rs.2,759 million in Fiscal 2018, compared to Rs.13,285 million in Fiscal 2017.

i.	Jaguar Land Rover recorded an exchange gain of Rs.3,395 million in Fiscal 2018, as compared to loss of Rs.20,148 million in Fiscal 2017. There was a net exchange gain on senior notes of Rs.5,072 million in Fiscal 2018, as compared to a loss of Rs.8,273 million in Fiscal 2017, mainly due to depreciation of the U.S. dollar, as compared to GBP as at March 31, 2018. However, there was a loss of Rs.277 million in Fiscal 2018, as compared to Rs.2,293 million in Fiscal 2017, due to fluctuations in foreign currency exchange rates on derivatives contracts which are not hedge accounted, mainly reflecting a stronger U.S. dollar and Euro, offset by weaker Chinese RMB and emerging market currencies. Furthermore, this also includes a loss on revaluation of other assets and liabilities of Rs.1,371 million in Fiscal 2018, as compared to Rs.7,126 million in Fiscal 2017.

ii.	For India operations, we incurred, net exchange gain of Rs.203 million in Fiscal 2018, as compared to gain of Rs.2,712 million in Fiscal 2017, mainly attributable to foreign currency denominated borrowings.

iii.	There was a net exchange loss on revaluation of foreign currency loans at our subsidiary, TML Holdings Pte Ltd, of Rs.6,660 million in Fiscal 2018, as compared to a gain of Rs.4,448 million in Fiscal 2017.

Income Taxes

Our income tax expense increased by 6.7% to Rs.38,059 million in Fiscal 2018 from Rs.35,670 million in Fiscal 2017, resulting in consolidated effective tax rates of 36.0% and 36.4%, for Fiscal 2018 and 2017, respectively.

Tax rate applicable to individual entities have increased to 20% for fiscal 2018, as compared to 14.6% in fiscal 2017.

Reasons for significant differences in the Company’s recorded income tax expense of Rs.38,059 million in Fiscal 2018, as compared to Rs.35,670 million in Fiscal 2017, are mainly the following:

i.	During Fiscal 2018, Tata Motors Limited, on a standalone basis, did not recognize a deferred tax asset, amounting to Rs.6,509 million, as compared to Rs.27,926 million in Fiscal 2017, with respect to tax losses, due to the uncertainty of future taxable profit against which tax losses can be utilized.

ii.	Furthermore, during Fiscal 2018, deferred tax assets totaling Rs.3,393 million, as compared to Rs.1,446 million in Fiscal 2017, were not recognized in certain subsidiaries due to uncertainty of realization.

iii.	Income tax expense on undistributed earnings of subsidiaries was Rs.9,170 million in Fiscal 2018, as compared to Rs.4,134 million in Fiscal 2017, mainly due to higher dividends to be received from subsidiaries.

iv.	Increase in expenses due to change in statutory tax rate was Rs.5,393 million in Fiscal 2018 as compared to reduction of Rs.5,685 million in Fiscal 2017. In Fiscal 2018, there was reduction in the US federal rate from 35% to 21%, resulting in a deferred tax charge of Rs.4,648 million. In Fiscal 2017, there was reduction in the UK Corporation tax rate to 17% w.e.f. April 1, 2020, resulting in reversal of tax.

v.	Tax on Foreign currency loss relating to loans and deposits not deductible to tax was Rs.1,336 million in Fiscal 2018 as compared to gain of Rs.740 million in Fiscal 2017.

vi.	In Fiscal 2018, there was a tax credit due to share of profit of equity accounted investees of Rs.4,601 million, as compared to Rs.3,147 million in Fiscal 2017 (due to profits at our China Joint Venture).

vii.	Additional deduction for patent, research and product development cost of Rs.4,100 million in Fiscal 2018, as compared to Rs.7,456 million in Fiscal 2017. For Fiscal 2018, the additional deduction rate for research and development expenditure in India has been reduced from 200% to 150%.

viii.	During Fiscal 2017, Tata Motors Holdings Finance Ltd, a wholly-owned subsidiary, transferred its business to its subsidiary Tata Motors Finance Ltd. The resultant gain was subject to capital gain tax in India, on a standalone basis, resulting in utilization of business losses having a tax effect of Rs.4,079 million.

For further details see Note 17 to our consolidated financial statements included elsewhere in this annual report on Form 20-F.

Share of profit of equity-accounted investees and non-controlling interests in consolidated subsidiaries, net of tax

In Fiscal 2018, our share of profit of equity-accounted investees reflected a gain of Rs.22,783 million, as compared to Rs.14,930 million in Fiscal 2017. Our share of profit (including other adjustments) in Chery Jaguar Land Rover Automotive Company Limited in Fiscal 2018 was Rs.21,389 million, as compared to Rs.13,544 million in Fiscal 2017.

The share of non-controlling interests in consolidated subsidiaries were flat at Rs.1,021 million in Fiscal 2018 from Rs.1,024 million in Fiscal 2017.

Net income

Our consolidated net income in Fiscal 2018, excluding shares of non-controlling interests, increased by 8.9% to Rs.66,661 million from Rs.61,211 million in Fiscal 2017. Net income as a percentage of total revenues remained constant at 2.3% in Fiscal 2018 and 2017. This increase was mainly the result of the following factors:

•	Earnings before other income, interest and tax for Tata and other brand vehicles amounted to Rs.19,693 million in Fiscal 2018, as compared to a loss of Rs.17,909 million in Fiscal 2017, primarily due to increased sales and cost reduction initiatives.

•	Earnings before other income, interest and tax for Jaguar Land Rover decreased by 29.7% to Rs.84,952 million in Fiscal 2018 from Rs.120,867 million in Fiscal 2017, which amounted to 3.8% in Fiscal 2018 of revenues, as compared to 5.7% in Fiscal 2017. The decrease in profitability was mainly attributable to higher incentive spending, other operating costs including higher marketing expenses, higher depreciation and amortization expenses related to new models launched in the year, partially offset by increase in wholesales volumes, favorable mix, increase in Joint Venture profits, local market incentives received in China and gain on defined benefit scheme change.

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

Our revenues from sales of vehicles and spares manufactured in India increased by 3.6% to Rs.439,134 million in Fiscal 2017 from Rs.423,698 million in Fiscal 2016. The increase was mainly attributable to revenues from passenger cars in India, which increased by 37.5% to Rs.45,674 million in Fiscal 2017 from Rs.33,224 million in Fiscal 2016, and revenue attributable to utility vehicles, which increased by 21.2% to Rs.12,607 million in Fiscal 2017 from Rs.10,400 million in Fiscal 2016. New product offerings in our passenger cars helped us increase our volumes and revenues in this category. Further, revenues from ILCVs decreased by 3.7% to Rs.33,413 million in Fiscal 2017 from Rs.34,699 million in Fiscal 2016. The revenues from SCV & Pickups increased by 4.7% to Rs. 37,348 million in Fiscal 2017 from Rs. 35,676 million in Fiscal 2016. Revenues of M&HCVs in India decreased by 1.7% to Rs.201,212 million in Fiscal 2017 from Rs.204,604 in Fiscal 2016, primarily due to increased competition.

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

For our India operations, material costs in the passenger vehicle segment increased by 45.1% to Rs.42,337 million in Fiscal 2017, as compared to Rs.29,183 million in Fiscal 2016 for our passenger cars, and by 26.3% to Rs.10,768 million in Fiscal 2017, as compared to Rs.8,529 million in Fiscal 2016 for our utility vehicles, mainly due to increased unit sales. Material costs for ILCVs also increased 3.7% to Rs.24,305 million in Fiscal 2017, as compared to Rs.23,432 million in Fiscal 2016. For SCV & Pickups, the material costs increased by 14.4% to Rs. 27,904 million in Fiscal 2017 from Rs. 24,397 million in Fiscal 2016. Material costs for M&HCVs increased by 3.7% to Rs.139,528 million in Fiscal 2017, as compared to Rs.134,501 million in Fiscal 2016.

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

Assets written off/loss on sale of assets and others (net)

We recorded a loss on a sale of assets and assets written off of Rs.11,419 million in Fiscal 2017, as compared to Rs.9,477 million in Fiscal 2016. In Fiscal 2017 and 2016, product development in progress for certain projects were identified for write off.

Other income (net)

There was a net gain of Rs.39,590 million in Fiscal 2017, as compared to Rs.12,613 million in Fiscal 2016, representing an increase of Rs.25,036 million.

i.	The gain on change in the fair value of commodity derivatives mainly at Jaguar Land Rover was Rs.9,184 million in Fiscal 2017, as compared to loss of Rs.11,555 million in Fiscal 2016, primarily due to the significant increase in commodity prices of major commodities, including aluminum, copper and platinum.

ii.	Gain on sale of available-for-sale investments increased marginally to Rs.1,826 million in Fiscal 2017, as compared to Rs.1,814 million in Fiscal 2016.

iii.	Miscellaneous income increased by 30.0% to Rs.28,475 million in Fiscal 2017 from Rs.21,908 million in Fiscal 2016. The increase is mainly due to increase in royalty income from Chery Jaguar Land Rover Automotive Company Ltd.

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

Reasons for significant differences in the company’s recorded income tax expense of Rs.35,670 million in Fiscal 2017, as compared to Rs.27,513 million in Fiscal 2016, are mainly the following:

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

Recent Accounting Pronouncements

Please refer to Note 2(w) to our consolidated financial statements included elsewhere in this annual report on Form 20-F for adopted and yet to be adopted accounting pronouncements as at March 31, 2018.

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

Capitalization of internally generated intangible assets

We undertake significant levels of research and development activity and for each vehicle program periodic review is undertaken. We apply judgement in determining at what point in a vehicle programs lifecycle that recognition criteria under accounting standards is satisfied.

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

The following table sets forth our short-term and long-term debt position:

	As at March 31,
	2018	2017
	(Rs. in millions)
Total short-term debt (excluding current portion of long-term debt)	167,949	138,600
Total current portion of long-term debt	109,339	40,927
Long-term debt net of current portion	611,419	605,644

Total Debt	888,707	785,171

During Fiscal 2018 and 2017, the effective weighted average interest rate on our long-term debt was 5.6% and 5.8% per annum, respectively. The following table sets forth a summary of long-term debt outstanding as at March 31, 2018.

Details of Long-term debt	Currency	Initial Principal amounts (millions)	Redeemable on	Interest Rate	Amount repaid during year ended March 31, 2018 (Rs. millions)	Outstanding (Rs. millions)
						31-Mar-18	31-Mar-17
Non-Convertible Debentures	INR			Various	25,393	148,108	145,163
Collateralized debt obligations	INR			Various	6,745	13,206	10,271
Buyers credit from bank	Various			Various	—	15,000	15,191
Loan from banks / financial institutions	Various			Various	72,784	137,182	127,410
Compulsory convertible Preference shares	INR			8.780%	—	8,840	4,340
Others					—	2,120	1,918
Senior Notes
Tata Motors Ltd	US$	250	due 2024	5.750%	—	16,194	16,088
Jaguar Land Rover	US$	500	due 2023	5.625%	—	32,485	32,096
Jaguar Land Rover	GBP	400	due 2023	3.875%	—	36,665	32,108
Jaguar Land Rover	GBP	400	due 2022	5.000%	—	36,598	32,028
Jaguar Land Rover	US$	500	due 2027	4.500%	—	31,569	—
TML Holdings Pte Ltd	US$	300	due 2021	5.750%	—	19,488	19,250
Tata Motors Ltd	US$	500	due 2020	4.625%	—	32,389	32,176
Jaguar Land Rover	US$	500	due 2020	3.500%	—	32,714	32,299
Jaguar Land Rover	US$	500	due 2019	4.250%	—	32,738	32,315
Jaguar Land Rover	US$	700	due 2018	4.125%	—	45,845	45,185
Jaguar Land Rover	GBP	300	due 2021	2.750%	—	27,505	24,065
Jaguar Land Rover	EUR	650	due 2024	2.200%	—	52,112	44,669
					—	396,302	342,278

Total Long-term debt					104,922	720,758	646,572

The following table sets forth a summary of the maturity profile for our outstanding long—term debt obligations as at March 31, 2018.

Payments Due by Period[1,2]	Rs. in millions
Within one year	143,508
After one year and up to two years	149,974
After two year and up to five years	398,648
After five year and up to ten years	160,292

Total	852,422

1.	Including interest
2.	Jaguar Land Rover has only senior notes as long-term debt obligations as at March 31, 2018 of Rs.328,231 million.

The following table sets forth our total liquid assets, namely cash and cash equivalents, short—term deposits and investments in mutual funds:

	As at March 31,
	2018	2017
	(Rs. in millions)
Total cash and cash equivalents	147,168	139,868
Total short-term deposits	193,616	218,928
Total mutual funds investments	143,602	150,662

Total liquid assets	484,386	509,458

These resources enable us to address business needs in the event of changes in credit market conditions. Of the above liquid assets, Jaguar Land Rover holds Rs.429,726 million and Rs.444,018 million as at March 31, 2018 and 2017, respectively. Most of the Jaguar Land Rover’s liquid assets are maintained in GBP and smaller balances are maintained in US$, EUR and RMB and other currencies to meet operational requirements in those geographies.

We expect to invest over Rs.461 billion in property, plant and equipment and product development during Fiscal 2019.

We will continue to invest in new products and technologies to meet consumer demand and regulatory requirements and in our manufacturing base in the United Kingdom and overseas. Jaguar Land Rover has invested around GBP1 billion in its manufacturing facility in Nitra, Slovakia with annual capacity of 150,000 units and production scheduled to begin in 2018, starting with the Land Rover Discovery. Jaguar Land Rover has also invested around GBP1 billion in its engine manufacturing facility in Wolverhampton, which now produces 2.0-litre Ingenium diesel and gasoline engines. The Jaguar I-PACE and E-PACE are now being produced under the contract manufacturing agreement with Magna Steyr in Graz, Austria. Furthermore the China joint venture opened its engine facility to produce 2.0-litre petrol Ingenium engines in July 2017 for installation into locally manufactured Chery Jaguar Land Rover vehicles and the long wheel base Jaguar XEL went on sale in December 2017. We expect that these investments will enable us to pursue further growth opportunities and address competitive positioning. We expect to meet most of our investments out of operating cash flows and cash liquidity available to us. In order to meet the balance of the requirements of our investments, we may be required to raise funds through additional loans and by accessing the capital markets from time to time, as deemed necessary.

Tata Motors Limited was free cash flow (which is a non-IFRS measure that equals cash flow from operating activities, less payment for property, plant and equipment and intangible assets) positive in Fiscal 2018 of Rs.12,557 million, calculated on a standalone basis.

The following table provides information for the credit ratings of Tata Motors Limited for short-term borrowing and long-term borrowing from the following rating agencies as at March 31, 2018: Credit Analysis & Research Limited, or CARE, Information and Credit Rating Agency of India Ltd., or ICRA Limited, or ICRA, Credit Rating Information Services of India Ltd, or CRISIL Ltd, or CRISIL, Standard & Poor’s Ratings Group, or S&P, and Moody’s Investors Service, or Moody’s. A credit rating is not a recommendation to buy, sell or hold securities. A credit rating may be subject to withdrawal or revision at any time. Each rating should be evaluated separately of any other rating:

	CARE	ICRA	CRISIL	S&P	Moody’s
Long-term borrowings	AA+	AA	AA	BB+	Ba1
Short-term borrowings	A1+	A1+	A1+	—	—

As at July 31, 2018, the credit rating of Tata Motors Limited stands at Ba2 by Moody’s and BB by S&P.

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

Long-term funding

In order to refinance our existing borrowings and for supporting long-term funding needs, we continued to raise funds during Fiscal 2017 and 2018. We had in the past issued convertible notes, which were convertible into equity or repayable on maturity. Details of major funding during Fiscal 2014 through Fiscal 2018 are provided below.

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

In December 2011, Jaguar Land Rover entered in to committed revolving credit facility for GBP710 million for three and five years with a syndicate of banks. In July 2013, Jaguar Land Rover Automotive plc amended and restated the facility to GBP1,250 million at more favorable pricing and terms and conditions, which was subsequently upsized to GBP1,290 million. On July 29, 2015, Jaguar Land Rover refinanced the facility using a new facility agreement with a syndicate of 29 banks, increasing the size to GBP1.8 billion, all maturing in five years (2020) and subsequently upsized the facility to GBP1.87 billion in September 2015 by adding another bank under the accordion condition. Jaguar Land Rover is subject to certain customary financial and other covenants under this facility. This facility has been amended and extended in July 2017 to expire in July 2022 with GBP 1,935 million committed and fully undrawn as at March 31, 2018. Under the amended and extended facility Jaguar Land Rover is no longer subject to financial covenants (interest cover covenant now removed) but other non-financial covenants remain.

In Fiscal 2015, TMF Holdings Ltd. (TMFHL) and its subsidiary, TMFSL, issued NCDs and raised Rs.26,043 million. Furthermore, during Fiscal 2015, TMFL issued unsecured perpetual NCDs worth Rs.503 million toward tier 1 capital and unsecured long-term NCDs worth Rs.2,350 million as tier 2 capital to enhance its capital adequacy ratio based on the RBI guidelines.

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

During Fiscal 2016, TMFHL issued 43,400,000 privately placed, cumulative non-participating compulsory convertible preference shares of Rs.100 each convertible after seven years, which qualified as tier 1 capital.

In Fiscal 2016, TMFHL, and its subsidiary, TMFSL, issued NCDs and raised Rs.22,140 million. Bank borrowings through secured and unsecured term loans continued to remain as the major source of funds for long-term borrowing, and during, Fiscal 2016 Rs.23,250 million was raised.

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

In Fiscal 2017, TMFHL, and its subsidiaries, TMFL & TMFSL, issued NCDs and raised Rs.3,161 million. Bank borrowings through secured and unsecured term loans continued to remain as the major source of funds for long-term borrowing, and during, Fiscal 2017 Rs.2,625 million were raised. Overall during Fiscal 2017 for the TMFHL group, the long-term debt (net) decreased by Rs.609 million.

During Fiscal 2018, Tata Motors Limited issued rated, listed, unsecured NCDs of Rs.15,000 million. The proceeds have been utilized for general corporate purpose.

In October 2017, Jaguar Land Rover Automotive plc issued USD 500 million senior notes due 2027 at a coupon of 4.500% per annum. The proceeds were for general corporate purposes, including support for Jaguar Land Rover’s ongoing growth and capital spending requirements.

During Fiscal 2018, TML Holdings Pte. Ltd., a subsidiary of the Company, refinanced (i) an existing unsecured loan of USD600 million (USD300 million maturing in October 2020 and USD300 million maturing in October 2022) and (ii) a syndicated loan of USD250 million maturing in March 2020 with a new unsecured loan of GBP640 million (GBP190 million maturing in July 2020, GBP225 million maturing in July 2022 and GBP225 million maturing in July 2023).

During Fiscal 2018, TMFHL, and its subsidiaries issued NCDs and raised Rs.32,310 million. Bank borrowings through secured and unsecured term loans continued to remain the major source of funds for long-term borrowings, and during Fiscal 2018, Rs.23,300 million was raised. During Fiscal 2018, overall long-term debt (net) was increased by Rs.720 million.

We plan to refinance and raise long-term funding through borrowings or equity issuances, on the basis of review of business plans, operating results and covenant requirements of our existing borrowings.

Short-term funding

We fund our short-term working capital requirements with cash generated from operations, overdraft facilities with banks, short- and medium-term borrowings from lending institutions, banks and commercial paper. The maturities of these short- and medium-term borrowings and debentures are generally matched to particular cash flow requirements. We had borrowings of Rs.167,949 million and Rs.138,599 million as at March 31, 2018 and 2017, respectively.

Our working capital limit for our India operations is Rs.140,000 million. The working capital limits are secured by hypothecation of existing current assets of Tata Motors Limited including stock of raw material, stock in process, semi-finished goods, stores and spares not relating to plant and machinery (consumable stores and spares), bills receivables and book debts, including vehicle financing receivables and all other moveable current assets except cash and bank balances, loans and advances of Tata Motors Limited, both present and future. The working capital limit is renewed annually for Tata Motors Limited. Tata Motors Limited currently for Rs.500 crores revolving credit facility which remained undrawn as at March 31, 2018.

As at March 31, 2018, Jaguar Land Rover had drawings of USD 209 million (GBP 149 million equivalent) under their USD 295 million uncommitted invoice discounting facility and GBP 6 million of other outstanding discounted receivables as well as GBP 18.9 million of finance leases.

We had unused credit facilities of Rs.367,901 million and Rs.333,874 million as at March 31, 2018 and 2017, respectively.

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

Certain debt issued by Jaguar Land Rover is subject to customary covenants and events of default, which include, among other things, restrictions or limitations on the amount of cash, which may be transferred outside of the Jaguar Land Rover group of companies in the form of dividends, loans or investments to TML and its subsidiaries. These are referred to as restricted payments in the relevant Jaguar Land Rover financing documentation. In general, the amount of cash which may be transferred as restricted payments from the Jaguar Land Rover group to the Company and its subsidiaries is limited to 50% of its cumulative consolidated net income (as defined in the relevant financing documentation) from January 2011. As at March 31, 2018, the estimated amount that is available for dividend payments, other distributions and restricted payments was approximately GBP4,941 million.

Cash Flow Data

The following table sets forth selected items from our consolidated statements of cash flows for the periods indicated.

	Rs. in millions
	2018	2017	2016
Net Cash provided by Operating Activities:	238,574	303,107	374,713
Net income after tax	67,682	62,234	96,872
Adjustments to net income after tax	259,421	226,002	284,906
Changes in operating assets and liabilities	58,317	33,822	13,333
Income tax paid	(30,212)	(18,951)	(20,398)
Net Cash used in Investing Activities	(262,016)	(382,728)	(370,501)
Purchase of property, plant and equipment and intangible assets (net)	(350,486)	(306,064)	(311,014)
Net investment, short term deposit, margin money and loans given	63,591	(89,243)	(67,374)
Dividend and interest received	24,879	12,579	7,887
Net Cash provided by / (used in) Financing Activities	20,117	62,053	(37,929)
Equity issuance / Proceeds from issue of shares by a subsidiary to non-controlling shareholders (net of issue expenses)	0 *	52	74,334
Dividends paid (including to non-controlling shareholders of subsidiaries)	(560)	(1,212)	(1,059)
Interest paid	(54,107)	(52,224)	(56,068)
Short term (net) borrowings (net of debt issuance cost)	29,604	24,853	(18,780)
Long term (net) borrowings (net of debt issuance cost)	45,580	90,584	(36,356)
Distribution to non-controlling interest	(400)	—	—
Net change in cash and cash equivalents	(3,325)	(17,567)	(33,717)
Cash and cash equivalents, end of the year	147,168	139,868	171,536

*	Less than Rs. 50,000

Fiscal 2018 compared to Fiscal 2017

Cash and cash equivalents increased by Rs.7,300 million in Fiscal 2018 to Rs.147,168 million (mainly due to favorable currency translation of Rs.14,820 million from GBP to Indian rupees) from Rs.139,868 million in Fiscal 2017. The decrease in cash and cash equivalents (excluding currency translation) resulted from the changes to our cash flows in Fiscal 2018 when compared to Fiscal 2017 as described below. Net cash provided by operating activities totaled Rs.238,574 million in Fiscal 2018, a decrease of Rs.64,533 million, as compared to Rs.303,107 million in Fiscal 2017.

The net income after tax increased to Rs.67,682 million in Fiscal 2018 from Rs.62,234 million in Fiscal 2017. Therefore, the net income after tax (after adjustments) increased to Rs.327,103 million in Fiscal 2018 from Rs.288,236 million in Fiscal 2017.

However, the changes in operating assets and liabilities resulted in a net outflow of Rs.58,317 million in Fiscal 2018, as compared to net inflow of Rs.33,822 million in Fiscal 2017.

For Tata and other brand vehicles (including financing thereof), there was a net outflow of cash on account of changes in operating assets and liabilities of Rs.62,475 million in Fiscal 2018, as compared to a net inflow of Rs.1,494 in Fiscal 2017. In Fiscal 2018, the net outflow in vehicle finance receivables was Rs.63,361 million as compared to Rs.17,916 million in Fiscal 2017. Excluding finance receivables, there was an inflow of Rs.886 million in Fiscal 2018, compared to Rs.19,410 million in Fiscal 2017, which was attributable to an increase in trade payables and acceptances by Rs.21,884 million, partly offset by increase in inventory by Rs.4,321 million.

For Jaguar Land Rover brand vehicles, there was a net out flow of cash on account of changes in operating assets and liabilities accounting to Rs.6,694 million in Fiscal 2018, as compared to an inflow of Rs.32,111 million in Fiscal 2017.

Income tax paid has increased to Rs.30,212 million in Fiscal 2018, as compared to Rs.18,951 million in Fiscal 2017, which was primarily attributable to tax payments by Jaguar Land Rover’s foreign subsidiaries in their respective tax jurisdictions.

Net cash used in investing activities totaled Rs.262,016 million in Fiscal 2018, as compared to Rs.382,728 million for Fiscal 2017, a decrease of Rs.120,712 million or 31.5%, mainly due to reduction in deposits with bank and financial institutions mainly at our Jaguar Land Rover. In Fiscal 2018, payments for capital expenditure at Jaguar Land Rover increased by 18.6% to Rs.317,634 million from Rs.267,821 million in Fiscal 2017. The capital expenditure were intended to support continued investment in new products at Jaguar Land Rover and manufacturing facilities in the United Kingdom, Austria and Slovakia Further, in Fiscal 2018, payments for capital expenditure at Tata and other brand vehicles (including financing thereof) were at Rs.38,091 million from Rs. 34,635 million in Fiscal 2017, mainly related to new products planned for future.

The following table sets forth a summary of our cash flow on property plant and equipment and intangible assets for the periods indicated.

	For the year ended,
	2018	2017
	(Rs. in millions)
Tata and other brand vehicles	38,091	34,635
Jaguar Land Rover	317,634	267,821

Our net investment in short-term deposit margin moneys and loans resulted in an inflow of Rs.63,591 million in Fiscal 2018, as compared to an outflow of Rs.89,243 million in Fiscal 2017. The cash inflows in Fiscal 2018 mainly related to deposits and mutual fund realized by Jaguar Land Rover of Rs.52,812 million. In Fiscal 2017, the cash outflows mainly related to investment of surplus cash in bank deposits and mutual funds by Jaguar Land Rover of Rs.83,096 million and inflow in Tata and other brand vehicles (including financing thereof) of Rs.13,748 million.

Net cash inflow from financing activities totaled Rs.20,117 million in Fiscal 2018, as compared to Rs.62,053 million in Fiscal 2017, mainly due to an increase in long-term and short-term borrowings.

For Tata and other brand vehicles (including financing thereof), the short-term debt increased by Rs.32,254 million, whereas long-term debt (net) increased by Rs.10,679 million, due to additional borrowing. Specifically, there was an increase in debt (short-term and long-term) of Rs.54,351 million in Fiscal 2018 at TMFHL group, as compared to Rs.15,402 million in Fiscal 2017.

For Jaguar Land Rover, the short-term debt (net) decreased by Rs.306 million and long-term debt (net) increased by Rs.30,885 million in Fiscal 2018 due to issuance of senior notes.

Interest paid is Rs.54,107 million in Fiscal 2018, as compared to Rs.52,224 million in Fiscal 2017. For Jaguar Land Rover interest paid is Rs.13,638 million in Fiscal 2018, as compared to Rs.14,650 million in Fiscal 2017. For Tata and other brand vehicles, interest paid was Rs.42,525 million in Fiscal 2018, as compared to Rs.38,565 million in Fiscal 2017, due to an increase in borrowing in Fiscal 2018. Please see Item 5.B “—Liquidity and Capital Resources—Long-term funding” of this annual report on Form 20-F for additional details on our prepayments of senior notes.

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

Interest paid is Rs.52,224 million in Fiscal 2017, as compared to Rs.56,068 million in Fiscal 2016. For Jaguar Land Rover interest paid is Rs.14,650 million in Fiscal 2017, as compared to Rs.11,420 million in Fiscal 2016. For Tata and other brand vehicles, interest paid was Rs.38,565 million in Fiscal 2017, as compared to Rs.44,538 million in Fiscal 2016. Though there was an increase in borrowing in Fiscal 2017, interest was lower due to reduction in interest rates. Please see Item 5.B “—Liquidity and Capital Resources—Long-term funding” of this annual report on Form 20-F for additional details on our prepayments of senior notes.

Balance Sheet Data

Below is a discussion of major items and variations in our consolidated balance sheet as at March 31, 2018 and 2017, included elsewhere in this annual report on Form 20-F.

Our total assets were Rs.3,235,937 million and Rs.2,666,646 million as at March 31, 2018 and 2017, respectively. The increase by 21.4% in assets as at March 31, 2018 takes into account an favorable foreign currency translation from GBP into Indian rupees as described below.

Our total current assets have increased by Rs.199,312 million to Rs.1,362,648 million as at March 31, 2018 or 17.1%, as compared to Rs.1,163,336 million as at March 31, 2017.

Cash and cash equivalents increased by 5.2% to Rs.147,168 million as at March 31, 2018, compared to Rs.139,868 million as at March 31, 2017, which also includes a favorable foreign currency translation of Rs.14,820 million from GBP to Indian rupees. We hold cash and cash equivalents principally in Indian rupees, GBP, and Chinese Renminbi. Out of cash and cash equivalents as at March 31, 2018, Jaguar Land Rover holds the GBP equivalent of Rs.114,691 million, which consists of surplus cash deposits for future use. As at March 31, 2018, we had short-term deposits of Rs.193,616 million, as compared to Rs.218,928 million as at March 31, 2017, a decrease of 11.6%, reflecting a decrease in the value of deposits invested over a term of 90 days at Jaguar Land Rover.

As at March 31, 2018, we had finance receivables, including the non-current portion (net of allowances for credit losses), of Rs.238,990 million, as compared to Rs.175,633 million as at March 31, 2017, an increase of 36.1%, primarily due to growth in the commercial vehicles market in India, leading to higher disbursal of vehicle financing, improved collection, which has contributed to the increase in net finance receivables. Gross finance receivables were Rs.250,708 million as at March 31, 2018, as compared to Rs.211,608 million as at March 31, 2017. Vehicle financing is integral to our automotive operations in India. For further detail see Item 4.B Business Overview—Our Automobile Operations—Tata and other brand vehicles (including financing thereof)—Tata and other brand vehicles—Vehicle Financing”.

Trade receivables (net of allowance for doubtful receivables) were Rs.198,933 million as at March 31, 2018, representing an increase of 41.3% over March 31, 2017. The increase is partially due to a favorable foreign currency translation of Rs.16,780 million from GBP to Indian rupees. Trade receivables for Tata and other brand vehicles have increased by 58.2% to Rs.54,928 million as at March 31, 2018 from Rs.34,719 million as at March 31, 2017, primarily representing dues from government owned transport companies and some of our dealers. The trade receivables of Jaguar Land Rover were Rs.143,740 million as at March 31, 2018, as compared to Rs.100,062 million as at March 31, 2017. The past dues for more than six months (gross) have increased from Rs.15,514 million as at March 31, 2017 to Rs.16,968 million or 9.4% as at March 31, 2018 and these mainly represent dues from government-owned transport undertakings and passenger vehicle dealers, for which we are pursuing recovery.

As at March 31, 2018, inventories were at Rs.424,296 million, compared to Rs.352,954 million as at March 31, 2017, an increase of 20.2%, primarily due to the increase in volumes and new model launches. The increase in finished goods inventory was Rs.56,382 million to Rs.338,690 million as at March 31, 2018, as compared to Rs.282,308 million as at March 31, 2017, mainly due to increase in inventory volumes, higher actual costs for all models due to the weakening of GBP and EUR exchange rates as well as other overheads. This increase is also due to a favorable currency translation of Rs.41,438 million from GBP to Indian rupees. In terms of number of days to sales, finished goods represented 43 inventory days in sales in Fiscal 2018, as compared to 39 inventory days in Fiscal 2017.

Our investments (current and non-current investments) have decreased to Rs.154,214 million as at March 31, 2018 from Rs.157,280 million as at March 31, 2017, representing a decrease of 2.0%. Our investments mainly comprise mutual fund investments of Rs.143,602 million as at March 31, 2018, as compared to Rs.150,662 million as at March 31, 2017. Investments attributable to Jaguar Land Rover were Rs.130,227 million as at March 31, 2018, as compared to Rs.120,073 million as at March 31, 2017, an increase of 8.5%. Tata Motors has investments in mutual funds of Rs.15,170 million as at March 31, 2018, as compared to Rs.24,009 million as at March 31, 2017.

Our other assets (current and non-current) increased by 14.5% to Rs.101,053 million as at March 31, 2018 from Rs.88,251 million as at March 31, 2017. The increase is mainly attributable to GST, VAT, other taxes recoverable, statutory deposits and dues from Government of India which increased to Rs.67,246 million as at March 31, 2018, as compared with Rs.60,302 million as at March 31, 2017.

Our other financial assets (current and non-current) have increased to Rs.109,036 million as at March 31, 2018 from Rs.61,295 million as at March 31, 2017. Derivative financial instruments have increased by 24.2% to Rs.53,230 million as at March 31, 2018 from Rs.42,855 million as at March 31, 2017, representing options and other hedging arrangements, mainly related to Jaguar Land Rover, predominantly due to an increase in the volume of U.S. dollar forward foreign exchange contracts coupled with the strengthening of the U.S. dollar compared to GBP and therefore decreasing the fair value of these derivative contracts. Advances and other receivables recoverable in cash have increased to Rs.34,938 million as at March 31, 2018 from Rs.7,159 million as at March 31, 2017. Further, restricted bank deposits have increased to Rs.5,629 million as at March 31, 2018 from Rs.2,956 million as at March 31, 2017.

Income tax assets (both current and non-current) decreased by 7.3% to Rs.11,086 million as at March 31, 2018 from Rs.11,955 million as at March 31, 2017.

Property, plant and equipment (net of depreciation) increased by 30.6% from Rs.651,199 million as at March 31, 2017 to Rs.850,444 million as at March 31, 2018. The increase is due to favorable foreign currency translation of Rs.61,812 million from GBP to Indian rupees. After adjusting for foreign currency translation impact, an increase of Rs.54,356 million is mainly represented additions toward new product launches and Jaguar Land Rover’s new plant at Nitra, Slovakia.

Goodwill as at March 31, 2018 decreased by 82.7% to Rs.1,165 million, as compared to Rs.6,733 million as at March 31, 2017. The decrease is attributable to goodwill pertaining to software consultancy and services cash generating unit, pertaining to one of our subsidiary, Tata Technologies Ltd. classified as held for sale.

Intangible assets increased by 19.9% from Rs.571,514 million as at March 31, 2017 to Rs.685,168 million as at March 31, 2018, which mainly include product development projects, brands and other intangible assets. This increase is also due to a favorable foreign currency translation of Rs.49,875 million from GBP to Indian rupees. As at March 31, 2018, there were product development projects in process amounting to Rs.227,196 million.

Carrying value of investments in equity-accounted investees increased by 16.9% to Rs.53,853 million as at March 31, 2018, from Rs.46,060 million as at March 31, 2017. The increase is due to profits in our joint venture Chery Jaguar Automotive Company Limited in Fiscal 2017 of Rs.21,389 million.

A deferred tax liability (net) of Rs.5,030 million was recorded in our income statement and a deferred tax liability of Rs.47,367 million in other comprehensive income, which mainly includes Rs.5,942 million (including translation) toward post-retirement benefits and Rs.36,268 million toward cash flow hedges in Fiscal 2018. The net deferred tax liability of Rs.20,193 million was recorded as at March 31, 2018 as compared to an asset of Rs.32,415 million as at March 31, 2017.

Accounts payable (including acceptances) were Rs.853,615 million as at March 31, 2018, as compared to Rs.658,544 million as at March 31, 2017, an increase of 29.6%, reflecting an increase in operations and unfavorable foreign currency translation of Rs.81,513 million from GBP to Indian rupees.

Other financial liabilities (current and non-current) were Rs.147,006 million as at March 31, 2018, as compared to Rs.296,866 million as at March 31, 2017, net of an unfavorable currency translation impact of Rs.26,106 million, reflecting liabilities toward vehicles sold under repurchase arrangements, derivative instruments, deferred payment liabilities, interest accrued but not due on loans and lease liabilities. Liability toward vehicles sold under repurchasing arrangements increased to Rs.44,236 million as at March 31, 2018 from Rs.28,284 million as at March 31, 2017, due to an increase in the repurchase business at Jaguar Land Rover. However, derivative financial instruments have decreased by 66.1% to Rs.86,579 million as at March 31, 2018 from Rs.255,175 million as at March 31, 2017, representing options and other hedging arrangements, mainly related to Jaguar Land Rover, predominantly due to a decrease in the volume of U.S. dollar forward foreign exchange contracts coupled with the depreciation of GBP compared to the U.S. dollar therefore increasing the fair value of these derivative contracts.

Provisions (current and non-current) increased by 27.6% to Rs.188,912 million as at March 31, 2018 from Rs.148,108 million as at March 31, 2017. Provisions for warranties increased by Rs.39,038 million mainly on account of volume growth at Jaguar Land Rover and Tata Motors Ltd, offset by unfavorable foreign currency translation impact of Rs.17,189 million from GBP to Indian rupees. Provisions for product warranty increased by 32.5% to Rs.159,337 million as at March 31, 2018, as compared to Rs.120,299 million as at March 31, 2017. Furthermore, provisions for product liability increased to Rs.13,199 million as at March 31, 2018, compared to Rs.12,655 million as at March 31, 2017.

Other liabilities (current and non-current) decreased by 26.8% to Rs.156,200 million as at March 31, 2018, as compared to Rs.213,383 million as at March 31, 2017. Employee benefit obligations have decreased by 65.8% to Rs.41,008 million as at March 31, 2018, as compared to Rs.119,840 million as at March 31, 2017, mainly pertaining to the Jaguar Land Rover pension plan, consequent to changes in actuarial assumptions, change in plan and higher payments in Fiscal 2018. However, there was increase in the deferred revenue by 45.8% to Rs.64,366 million as at March 31, 2018 from Rs.44,130 million as at March 31, 2017, mainly due to the introduction of new service plans at Jaguar Land Rover. Further there was an unfavorable currency translation of Rs.26,106 million from GBP to Indian rupees.

Our total debt was Rs.888,707 million as at March 31, 2018, as compared to Rs.785,171 million as at March 31, 2017, an increase of 13.2%, unfavorable currency translation of Rs.41,562 million from GBP to Indian rupees. Short-term debt (including the current portion of long-term debt) increased by 54.5% to Rs.277,287 million as at March 31, 2018, as compared to Rs.179,527 million as at March 31, 2017. Long-term debt (excluding the current portion) increased by 1.0% to Rs.611,419 million as at March 31, 2018 from Rs.605,645 million as at March 31, 2017. Long-term debt (including the current portion) increased by 11.5% to Rs.720,758 million as at March 31, 2018 as compared to Rs.646,572 million as at March 31, 2017. Please see Item 5.B “—Liquidity and Capital Resources—Long term funding” for further details.

As noted above, we are exploring strategic options to sell our stake in Tata Technologies. Further, as noted above, in May 2018, TML’s board approved the sale of TML’s defense business as well as TML’s shareholding in its wholly-owned subsidiary, TAL Manufacturing Solutions Ltd, to Tata Advanced Systems Limited, a TATA group company. Accordingly, the assets pertaining to Tata Technologies, TAL Manufacturing Solutions Ltd and TML’s defense business have been classified as held for sale of Rs.25,852 million as at March 31, 2018. Liabilities directly associated with assets classified as held for sale are Rs.10,702 million as at March 31, 2018.

Total equity was Rs.913,947 million as at March 31, 2018 and Rs.538,842 million as at March 31, 2017, respectively.

Equity attributable to shareholders of Tata Motors Ltd increased from Rs.534,197 million as at March 31, 2017 to Rs.908,590 million as at March 31, 2018.

Our other components of equity reflected a gain of Rs.5,730 million as at March 31, 2018, as compared to a loss of Rs.262,909 million as at March 31, 2017. We have accounted for an actuarial gains/loss (net) gain of Rs.39,094 million in respect of pension obligations as at March 31, 2018. In Fiscal 2018, a gain of Rs.167,957 million on cash flow hedges (net), is recorded in comprehensive income. There was also a gain in currency translation differences of Rs.100,322 million.

The ratio of net debt to shareholders’ equity (total debt less cash and cash equivalents and liquid marketable securities divided by total shareholders’ equity) under IFRS decreased from 0.9 as at March 31, 2017 to 0.7 as at March 31, 2018. Details of the calculation of this ratio are set forth in Exhibit 7.1 to this annual report on Form 20-F.

The following table sets forth our contingent liabilities as at the dates indicated.

	As at March 31,
	2018	2017
	(Rs. in millions)
Income tax	3,031	949
Excise duties	16,717	14,851
Sales tax	10,962	10,521
Other taxes and claims[1]	3,670	3,000
Other contingencies	—	419

Total	34,380	29,740

1.	Other taxes and claims include claims by other revenue authorities and distributors. See Item 4.B “—Business Overview—Legal Proceedings” of this annual report on Form 20-F.

Rs.106,001 million and Rs.202,511 million in Fiscal 2018 and 2017, respectively, represent executory contracts on capital accounts otherwise provided for.

Under the joint venture agreement for our China Joint Venture, we are committed to contribute RMB3.5 billion of capital toward our share in the capital of the joint venture. As at March 31, 2018, we have an outstanding commitment of approximately RMB625 million.

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

Capital Expenditure

Capital expenditure totaled Rs.415,103 million, Rs.311,627 million and Rs.306,233 million during Fiscal 2018, 2017 and 2016, respectively. Our automotive operations accounted for a majority of this capital expenditure. We currently plan to invest over Rs.461 billion in Fiscal 2019 in new products and technologies. Please see Item 5.B “—Liquidity and Capital Resources” of this annual report on Form 20-F for additional details.

Our capital expenditures in India during Fiscal 2018 related mostly to (i) the introduction of new products such as the Tata Ace XL range, Nexon, (ii) the development of planned future products and technologies, and (iii) quality and reliability improvements aimed at operating cost reductions.

Capital expenditure for Jaguar Land Rover mainly included expenditure for the global launches of the new Land Rover Discovery, Range Rover Velar, Jaguar E-PACE and the Jaguar I-PACE, the U.S. launch of the Jaguar XE, product development costs for various future products, investment to produce the E-PACE and I-PACE under the contract manufacturing arrangement with Magna Steyr, construction costs for the new manufacturing plant in Nitra, Slovakia and other investments in our UK facilities. Jaguar Land Rover opened a manufacturing plant for the China Joint Venture in Changshu, China in October 2014 and began manufacturing the Range Rover Evoque there shortly thereafter. Manufacture of the Land Rover Discovery Sport commenced in the third quarter of Fiscal 2016, followed by the long wheel base Jaguar XFL in the first half of Fiscal 2017, which went on sale in September 2016 and the long wheel base Jaguar XEL which went on sale in December 2017. Jaguar Land Rover and Chery invested approximately RMB 10.9 billion in the first phase of the project, which was used to establish the manufacturing plant, a research and development center and an engine production facility. Jaguar Land Rover invested approximately RMB 3.5 billion of equity capital in the China Joint Venture, representing 50% of the share capital and voting rights of the joint venture company. Investment to support phase two, which will add additional manufacturing capacity, will be supported by further capital injections from Jaguar Land Rover and Chery. In Fiscal 2018, there has been no further capital infusion.

We continue to focus on development of new products for our various markets. Through Jaguar Land Rover, we continue to make investments in new technologies through its research and development activities to develop products that meet the requirements of the premium market, including developing sustainable technologies to improve fuel economy and reduce carbon dioxide emissions, including the application of plug-in hybrids, now available in the Range Rover and Range Rover Sport and battery electric technologies as applied in Jaguar Land Rover’s first battery electric vehicle the Jaguar I-PACE. Please refer to Item 4.B “—Business Overview—Government Regulations” of this annual report on Form 20-F for further details.

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

E. Off-balance Sheet Arrangements

None

F. Tabular Disclosure of Contractual Obligations

The following table summarizes payments due under significant contractual commitments as at March 31, 2018:

	Payment due by period
	(Rs. in millions)
Type	Total	Less than 1 year	1 to 3 years	3 to 5 years	More than 5 years
Long-term debts[1]	720,758	143,508	316,861	231,761	160,292
Capital lease	690	222	166	97	205
Operating lease	53,679	8,808	13,526	8,002	23,343
Capital commitments	106,001	105,333	458	43	167
Purchase commitments	132,226	44,803	50,212	17,488	19,723
Other liabilities	302,516	196,511	65,179	23,510	17,316
Provisions	188,912	79,459	82,709	20,097	6,647

Total	1,504,782	578,644	529,111	300,998	227,693

1.	Includes interest.

G. Safe Harbor

See the section entitled “Cautionary Note on Forward-looking Statements” at the beginning of this annual report on Form 20-F.

Item 6.	Directors, Senior Management and Employees

A. Directors and Senior Management

Board of Directors

Under our Articles of Association, we cannot have less than three or more than fifteen directors. At present, our board of directors comprises of nine directors. Our directors are not required to hold any of our Shares by way of qualification.

Under our Articles of Association, the board of directors of Tata Steel, which, owns, as of June 30, 2018, 0.0034% of our Ordinary Shares and none of our ‘A’ Ordinary Shares, has the right to nominate one director to our board of directors.

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

As at June 30, 2018, our directors and senior management, in their sole and joint names, beneficially held an aggregate of 20,500 Ordinary Shares (approximately 0.0007% of our issued share capital) and Nil ‘A’ Ordinary Shares.

The following table provides information about our directors, executive officers and Group Chief Financial Officer as at June 30, 2018:

Name	Position	Date of birth/ business address [1]	Year appointed as Director, Executive Officer or Chief Financial Officer	Expiration of term	Ordinary Shares beneficially owned as at June 30, 2018 [2]	‘A’ Ordinary Shares beneficially owned as at June 30, 2018 [2]
Mr. N. Chandrasekaran [3]	Non-Executive Chairman	June 2, 1963	2017	2033	—	—
Dr. R. A. Mashelkar [4]	Independent Director	January 1, 1943	2007	2017	—	—
Mr. Nasser Munjee	Independent Director	November 18, 1952	2008	2019	—	—
Mr. V. K. Jairath	Independent Director	December 27, 1958	2009	2019	—	—
Ms. Falguni Nayar	Independent Director	February 19, 1963	2013	2019	—	—
Mr. O. P. Bhatt [5]	Independent Director	March 7, 1951	2017	2022	—	—
Mr. Subodh Bhargava [6]	Independent Director	March 30, 1942	2008	2017	—	—
Ms. Hanne Sorensen [7]	Independent Director	September 18, 1965	2018	2023	—	—
Dr. Ralf Speth	Non-Executive Director	September 9, 1955	2010	2020	—	—
Mr. Guenter Butschek [8]	CEO & Managing Director	October 21, 1960	2016	2021	—	—
Mr. C. Ramakrishnan [9]	Group Chief Financial Officer	June 27, 1955	2007	2017	5,274	3,038
Mr. P. B. Balaji [10]	Group Chief Financial Officer	September 9, 1969	2017	2034	20,000	—
Mr. Ravindra Pisharody [11]	Executive Director (Commercial Vehicles)	November 24, 1955	2012	2017	—	—
Mr. S. B. Borwankar [12]	Executive Director & Chief Operating Officer	July 15, 1952	2012	2019	500	—

1.	The business address of each of our directors, Executive Officers and Chief Financial Officer, other than as described immediately below, is Bombay House, 24 Homi Mody Street, Mumbai — 400001. The business address of Dr. R. A. Mashelkar is “Raghunath”, D-4, Varsha Park, Baner, Pune — 411045, India; the business address of Mr. Nasser Munjee is Development Credit Bank Ltd, Peninsula Business Park, Tower ‘A’ 6th Floor, Senapati Bapat Marg, Lower Parel, Mumbai — 400013, India; the business address of Mr. Subodh Bhargava is Tata Communications Limited, 4th Floor, VSB Bangla Sahib Road, New Delhi — 110001, India; the business address of Mr. V. K. Jairath is 18th Floor, One Indiabulls Centre, Senapati Bapat Road, Elphinestone Road, Mumbai — 400013, Maharashtra, India; the business address of Ms. Falguni Nayar is FSN E-Commerce Ventures Pvt. Ltd., 104, Vasan Udyog Bhavan, Sun Mill Compound, Tulsi Pipe Road, Lower Parel (West), Mumbai — 400013; the business address of Mr. O.P. Bhatt is 3, Ground Floor, Seagull, Carmichael Road, Mumbai 400 026; Ms Hanne Sorensen is Esplanaden 5, 3rd Floor, Th., 1263 Copenhagen, Denmark; the business address of Dr. Ralf Speth is Jaguar Land Rover, Abbey Road, Whitley, Coventry, CV3 4LF, United Kingdom; and the business address of Mr. S. B. Borwankar is Tata Motors Limited, Pune Works, Pimpri, Pune — 411018.

2.	Each of our Directors, Executive Officers and Group Chief Financial Officer beneficially owned less than 1% of our Shares as at June 30, 2018.

3.	Appointed as Non-Executive Chairman and Additional Director of the Company with effect from January 17, 2017 and this appointment as a Non-Executive Chairman and Directors was approved by the shareholders at the 72nd Annual General Meeting of the Company held on August 22, 2017.

4.	Retired on December 31, 2017, upon attaining the age of 75 years in accordance with the Company’s Governance Guidelines on Board Effectiveness.

5.	Appointed as Non-Executive Independent Director of the Company with effect from May 9, 2017.

6.	Retired on March 29, 2017, upon attaining the age of 75 years in accordance with the Company’s Governance Guidelines on Board Effectiveness.

7.	Appointed as Non-Executive Independent Director of the Company with effect from January 3, 2018.

8.	Subject to retirement by rotation and eligible for re-election by the members at the Annual General Meeting of Tata Motors Limited in 2017, pursuant to the provisions of the Companies Act.

9.	Retired on September 30, 2017 as Group Chief Financial Officer of Tata Motors Limited.

10.	Appointed as Group Chief Financial Officer of Tata Motors Limited with effect from November 14, 2017.

11.	Tendered his resignation as Executive Director (Commercial Vehicles) of the Company, vide letter dated June 5, 2017, but continued to serve his term of office upto September 30, 2017 to ensure seamless transition in business operations.

12.	Designated as the Executive Director and Chief Operating Officer of the Company with effect from June 5, 2017, for the period July 16, 2017 to July 15, 2019.

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

Mr. Chandrasekaran’s appointment as Chairman of the Board of Tata Sons is preceded by a 30-year career at Tata Consultancy Services (TCS). He attended the Regional Engineering College, Trichy, Tamil Nadu, where he completed a Masters degree in Computer Applications before joining TCS in 1987. Under his leadership, TCS implemented a culture of customer focus and innovation, and consolidated its position as the largest private sector employer in India. TCS generated total revenues of US$16.5 billion in Fiscal 2016. It was ranked among the “Big 4” most valuable IT services brands worldwide and as one of the World’s Most Innovative Companies by Forbes, and recognized as a Global Top Employer by the Top Employers Institute across 24 countries.

Mr. Chandrasekaran was also appointed as a Director on the Board of India’s central bank, the Reserve Bank of India, in 2016. He also serves on the Board of Directors of Tata Steel Limited, TCS Foundation, the Indian Hotels Company Limited, the Tata Power Company Limited, Tata Global Beverages Limited , Jaguar Land Rover Automotive Plc and TCS. He is also the Chairman of the Society and Board of Governor of the Indian Institute of Management—Lucknow, a Member on the Court of the Indian Institute of Science – Bangalore and on the International Advisory Board of the Singapore Economic Development Board.

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

Dr. Mashelkar is Chairman of the Board of Reliance GeneMedix Plc and holds directorships at Reliance Industries Limited, Thermax Ltd., Piramal Enterprises Limited, Invictus Oncology Pvt. Limited, Sakal Papers Pvt. Limited, International Longevity Centre India, Gharda Scientific Research Foundation, Gharda Medical and Advanced Technologies Foundation, Vyome Bioscience Pvt. Ltd. and Access Health International Inc.

Dr. Mashelkar was appointed as an Independent Director of Tata Motors Limited with effect from August 28, 2007 and retired with effect from December 31, 2017, upon attaining the age of 75 years in accordance with the Company’s Governance Guidelines on Board Effectiveness.

Mr. Nasser Munjee

Mr. Munjee served with HDFC Bank Limited for over 20 years in various positions, including as its Executive Director. He was the Managing Director of Infrastructure Development Finance Company Ltd. until March 2004. Presently, he is the Chairman of Development Credit Bank (since June 2005) and is also a member of the board of directors of various other companies, including ABB India Limited, Ambuja Cements Limited, Cummins India Limited, HDFC Limited, Jaguar Land Rover Automotive plc, Tata Chemicals Limited, Tata Chemicals North America Inc, Tata Chemicals Europe Holdings Pte. Ltd., TMFL, Aga Khan Foundation and Astarda Limited, as well as various non-profit organizations.

Mr. Munjee holds a bachelor’s degree and a master’s degree from the London School of Economics.

He was appointed as an independent director of Tata Motors Limited with effect from June 27, 2008.

Mr. V. K. Jairath

Mr. Jairath served as the Principal Secretary (Industries) of the State Government of Maharashtra and has over 25 years of experience in public administration, rural development, poverty alleviation, infrastructure, finance, industry, urban development, environmental management and a touch of the private sector occupying various important positions in the Government of India and the State Government of Maharashtra. Mr. Jairath holds directorships in Kirloskar Oil Engines Limited, Concorde Motors (India) Limited, TML Distribution Co. Limited, Wockhardt Limited, Kirloskar Industries Limited, the Bombay Dyeing & Manufacturing Co. Limited, Go Airlines (India) Limited and TMFSL.

Mr. Jairath holds a Bachelor of Arts Degree in Public Administration and Bachelor of Laws Degree, both from the Punjab University, a Masters in Economics from the University of Manchester and joined the Indian Administrative Service in 1982.

He was appointed as an independent director of Tata Motors Limited with effect from March 31, 2009.

Ms. Falguni Nayar

Ms. Nayar has spent over 19 years with Kotak Mahindra Bank, for the last six years as Managing Director and CEO of Kotak Investment Bank. She is the founder and CEO of Nykaa.com, an online shopping website for beauty and wellness products which also offers an online magazine, expert advice and virtual makeover tools. She is a member of the board of directors of several other Indian companies, including ACC Limited, Dabur India Limited, Kotak Securities Limited, Tata Technologies Limited, Endurance Technologies Limited and Aviva Life Insurance Company India Limited. She is also the promoter and director of Heritage View Developers Pvt. Limited, FSN E-Commerce Venture Pvt. Ltd., FSN Brands Marketing Pvt. Limited, Nykaa E-Retail Pvt. Limited, Valleyview Probuild Pvt. Ltd., Sea View Probuild Pvt. Ltd., Sealink View Probuild Pvt. Ltd. and Golf Land Developers Pvt. Limited.

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

Mr. Om Prakash Bhatt

Mr. Bhatt is a graduate in Science and a post graduate in English Literature (Gold Medalist). From July 1, 2006 to March 31, 2011, Mr. Bhatt was the Chairman, State Bank Group, which includes State Bank of India, India’s largest commercial bank; five associate banks in India; five overseas banks; SBI Life, the country’s largest private life insurer; SBI Capital Markets, India’s leading investment bank; SBI Fund Management; and other subsidiaries spanning diverse activities; from general insurance to custodial services. Under his leadership, SBI rose on the global list rankings of Fortune 500. He serves as an Independent Director on several Boards including Standard Chartered Bank plc, Tata Consultancy Services Limited, Tata Steel Limited, Greenco Energy Holdings and Hindustan Unilever Limited.

Mr. Bhatt has also served as Chairman of Indian Banks’ Association, the apex body of Indian banks. He was appointed as the government’s nominee on the India-US CEO Forum, Indo-French CEO Forum and Indo-Russia CEO Forum, forging links with a cross section of the world’s business leaders.

He was appointed as an independent director of Tata Motors Limited with effect from May 9, 2017.

Ms. Hanne Sorensen

Ms. Hanne Birgitte Sorensen is a Danish national and holds an MSc in Economics and Management from the University of Aarhus. During the period 1994-16, she was engaged in various roles within the A.P.Moller – Maersk A/S Group in Denmark, a conglomerate comprising of eight main companies, primarily specializing in the energy and transportation segment, inter-alia designated:

•	From 2014-16 as the CEO of Damco, the Hague, Netherlands, a Supply Chain Management company specializing in retail, lifestyle, FMCG, technology and chemicals;

•	From 2012-13 as the CEO of Maersk Tankers, Copenhagen, the world’s largest product tanker company; and

•	From 2008-12 as the Senior VP and Chief Commercial Officer of Maersk Line, Copenhagen, the world’s largest container shipping company.

Ms. Sorensen is presently on the Board of Directors and Committees thereof of Delhivery Private Limited, Lafargeholcim Limited, Ferrovial S.A. and Sulzer Limited. She was appointed as an Additional and Independent Director of Tata Motors Limited with effect from January 3, 2018.

Dr. Ralf Speth

Dr. Speth was appointed to the post of Chief Executive Officer at Jaguar Land Rover Automotive plc on February 18, 2010. He is a member of the board of directors of Jaguar Land Rover Automotive plc. Dr. Speth earned a degree in Engineering from Rosenheim University and holds a Doctorate in Mechanical Engineering and Business Administration from Warwick University. He has also been awarded a Fellowship of the Royal Academy of Engineering.

Having served BMW for 20 years, Dr. Speth joined Ford Motor Company’s Premier Automotive Group and served as Director of Production, Quality and Product Planning. He holds directorship in Tata Sons Limited, Jaguar Land Rover Limited, Jaguar Land Rover Holdings Limited, Jaguar Racing Limited, Spark44 (JV) Limited, ACEA, Bladon Jets, Confederation of British Industry and the Society of Motor Manufacturers and Traders Limited.

He was appointed as a non-executive and non-independent director of Tata Motors Limited with effect from November 10, 2010.

Mr. Guenter Butschek

Mr. Butschek was appointed as our Chief Executive Officer & Managing Director with effect from February 15, 2016. Prior to joining our company, Mr. Butschek served as Chief Operating Officer of the Airbus Group and was a member of the Group Executive Committee of the Airbus Group. Prior to Airbus, Mr. Butschek worked at Daimler AG, where he gained more than 25 years of experience in international automotive management and held positions in various departments, including production, industrialization and procurement. He has extensive global experience, in growing organizations and in developing new markets.

Mr. Butschek graduated from the University of Cooperative Education Stuttgart, Germany with a degree in business administration and economics. Mr. Butschek also serves on the Boards of some of Tata Motors Limited’s subsidiaries and affiliates, namely, TMF Holdings Limited, Tata Technologies Limited, TDCV, Tata Motors European Technical Centre Plc and Tata Cummins Pvt. Limited.

Mr. Ravindra Pisharody

Mr. Pisharody has been the Executive Director (Commercial Vehicles) since June 21, 2012, having joined Tata Motors Limited as Vice President, Commercial Vehicles (Sales & Marketing), in 2007. He was also on the Board of several of Tata Motors Limited’s subsidiaries and affiliates. Before joining Tata Motors Limited, he worked for Castrol Ltd., a subsidiary of BP plc, and for Philips India, a subsidiary of Koninklijke Philips N.V., in various roles. Mr. Pisharody is an alumnus of the Indian Institute of Technology, Kharagpur and the Indian Institute of Management, Kolkata.

Mr. Pisharody, vide letter dated June 5, 2017, had tendered his resignation as Executive Director (Commercial Vehicles) of Tata Motors Limited, but continued to serve his term of office upto September 30, 2017 to ensure seamless transition in business operations.

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

Mr. Borwankar was designated as the Executive Director & Chief Operating Officer (COO) of Tata Motors Limited with effect from June 5, 2017. The board of directors has approved this re-appointment for the period July 16, 2017 up to July 15, 2019, subject to shareholders’ approval.

Mr. P. B. Balaji (Group Chief Financial Officer)

Mr. Pathamadai Balachandran Balaji was appointed as our Group Chief Financial Officer with effect from November 14, 2017. As a result of this appointment, the chief financial officers of our subsidiaries report directly to Mr. Balaji. Prior to his appointment at Tata Motors Limited, Mr. Balaji was the Executive Director Finance & IT and CFO of Hindustan Unilever Limited (HUL) and a Member of its Stakeholders’ Relationship, Corporate Social Responsibility and Risk Management Committees. Mr. Balaji joined HUL as a Management Trainee in May 1993 and has worked in number of roles in finance and supply chain over a period of 20 years.

Mr. Balaji was the Vice President, Finance for Unilever America, Supply Chain, based out of Switzerland, responsible for financial aspects of an 18 billion supply chain. Prior to that, he was the Group Chief Accountant of Unilever worldwide based at London. Before moving to London, Mr. Balaji has served as the Vice President, Finance for the Home and Personal Care business in India and earlier as the Vice President, Treasury for the AAR region based out of Singapore.

Mr. Balaji is a Mechanical Engineer from IIT Chennai and has a PGDM from IIM Kolkata. Mr. Balaji was awarded the Best CFO in FMCG and Best CFO for “Creating Shared Value” by YES Bank – BW Business World as also All Asia 2017 award for Best CFO in Consumer by Institutional Investor. Mr. Balaji also serves on the Boards of some of Tata Motors Limited’s subsidiaries, namely, Jaguar land Rover Automotive Plc, TMFL, TMFSL, TMF Holdings Limited and Tata Technologies Limited.

Mr. C. Ramakrishnan (Group Chief Financial Officer)

Mr. Ramakrishnan started his career with Tata Motors Limited in 1980. As Chief Financial Officer, he is responsible for our Finance, Accounts, Taxation, Business Planning, Investor Relations, Treasury, Customer Relationship Management & Data Management System and IT divisions.

Before becoming Chief Financial Officer of Tata Motors Limited, Mr. Ramakrishnan was with the Tata Group Chairman’s Office for seven years. Mr. Ramakrishnan was also on the Boards of Directors of several of Tata Motors Limited’s subsidiaries.

Mr. Ramakrishnan is a chartered accountant and a cost accountant. Mr. Ramakrishnan was appointed as Chief Financial Officer of Tata Motors Limited with effect from September 18, 2007. With effect from July 1, 2015, Mr. Ramakrishnan was appointed as Tata Motors’ Group Chief Financial Officer and continued as the Group Chief Financial Officer of Tata Motors Limited upto September 30, 2017.

There is no family relationship between any of our directors, including the CEO and Managing Director, the Executive Directors and the Group Chief Financial Officer. None of our directors or senior management are selected pursuant to any arrangement or understanding with any of our major shareholders, customers, suppliers or others.

B. Compensation

The following table provides the annual compensation paid/accrued to our directors, Executive Officers and Group Chief Financial Officer in Fiscal 2018. For full-time directors, the retirement benefits exclude provision for encashable leave and gratuity as a separate actuarial valuation is not available. We have not issued any stock options to our directors/employees.

Name	Position	Remuneration[1] (in Rs.)
Mr. N Chandrasekaran	Non-Executive Chairman	780,000
Dr. R. A. Mashelkar [2]	Independent Director	1,010,000
Mr. Nasser Munjee 3 13	Independent Director	6,651,000
Mr. V. K. Jairath [4]	Independent Director	3,710,000
Ms. Falguni Nayar [5]	Independent Director	2,869,000
Mr. Om Prakash Bhatt [6]	Independent Director	720,000
Ms. Hanne Sorensen [7]	Independent Director	300,000
Dr. Ralf Speth 8 13	Non-Executive Director	432,461,000
Mr. Guenter Butschek [13]	CEO & Managing Director	264,194,000
Mr. C. Ramakrishnan 9 13	Tata Motors’ Group Chief Financial Officer	19,223,000
Mr. P. B. Balaji 10 13	Tata Motors’ Group Chief Financial Officer	80,933,000
Mr. Ravindra Pisharody 11 13	Executive Director (Commercial Vehicles)	20,925,000
Mr. Satish Borwankar 12 13	Executive Director & COO	22,456,000

1.

Includes salary, allowance, taxable value of perquisites, commission and our contribution to provident fund and superannuation fund for the CEO and Managing Director, Executive Directors and the Group Chief Financial Officer, and sitting fees/directors’ fees for non-executive directors. No commission has been paid to directors by Tata Motors Limited for Fiscal 2018, due to inadequacy of profits.

2.

Retired on December 31, 2017, upon attaining the age of 75 years in accordance with the Company’s Governance Guidelines on Board Effectiveness. The remuneration of Dr Mashelkar includes directors’ fees of Rs.150,000 paid by Tal Manufacturing Solutions Limited.

3.

The remuneration of Mr. Munjee includes remuneration of GBP 57,150 received from Jaguar Land Rover Automotive plc, directors’ fees of Rs.80,000 paid by TMF Holdings Limited and Rs.560,000 paid by TMFL.

4.	The remuneration of Mr. Jairath, includes directors’ fees of Rs.1,250,000 paid by TMFSL, Rs.640,000 paid by Concorde Motors (India) Limited and Rs.600,000 paid by TML Distribution Company Limited.
5.

The remuneration of Ms. Nayar, includes directors’ fees of Rs.189,000 paid by Tata Marcopolo Motors Limited and Rs.1,640,000, Rs.1,000,000 as commission paid by TTL which also includes commission of Rs.1,000,000.

6.	Appointed as Non-Executive Independent Director of Tata Motors Limited with effect from May 9, 2017.
7.	Appointed as Non-Executive Independent Director of Tata Motors Limited with effect from January 3, 2018.
8.

Dr. Ralf Speth’s remuneration is paid by Jaguar Land Rover Automotive plc, which includes in addition to the base salary the value of annual performance bonus, cash allowances and non-cash benefits and accruals from long-term incentives and retirement benefits.

9.

Retired as Tata Motors’ Group Chief Financial Officer on September 30, 2017. The remuneration paid includes directors’ fees of Rs.360,000 paid by TMFHL, Rs.470,000 paid by TMFL, Rs.720,000 paid by TMFSL and Rs.895,000 paid by TTL which also includes commission of Rs.500,000.

10.	Appointed as Tata Motors’ Group Chief Financial Officer with effect from November 14, 2017.
11.

Resigned as Executive Director (Commercial Vehicles) vide letter dated June 5, 2017, but continued to serve his term of office upto September 30, 2017 to ensure seamless transition in business operations. The remuneration includes directors’ fees and commissions received from Automobile Corporation of Goa Limited of Rs.1,183,000 and directors’ fees paid by Tata International Limited of Rs.100,000, and includes provision for a special retirement benefit of Rs.4,626,000 payable at the discretion of the board.

12.	The remuneration includes provision for a special retirement benefit of Rs.6,308,000 for Mr. Borwankar, payable at the discretion of the Board.
13.	Rounded to nearest thousands of Indian rupees.

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

The Company has received approval from the Shareholders and the Central Government for appointment and payment of remuneration to Mr. Guenter Butschek, a foreign national, who is functioning in a professional capacity as its CEO and Managing Director for a period of 5 years from February 15, 2016, in accordance with Section 197 read together with Schedule V of the Act.

During the year under review, the Company did not have an Employee Stock Option Scheme for any of its employees or directors.

C. Board Practices

Our board of directors’ size, comprises of nine directors, which is commensurate with the size of our company and consistent with the board size of other companies in the industry. Our board of directors consists of executive, non-executive and independent directors. Appointments of new directors are recommended by the Nomination and Remuneration Committee for consideration by the full board of directors and our shareholders at each year’s annual general meeting.

The roles of the Chairman and Chief Executive Officer & Managing Director are distinct and separate with appropriate powers being delegated to the Managing Director to perform the day-to-day activities of managing our company. In the Tata Motors Group, we have 2 CEO’s, namely the CEO & MD of Tata Motors, whose scope includes managing the Tata Motors Group excluding the Jaguar Land Rover (JLR) Group and the CEO and Director of JLR, whose scope covers managing JLR. The respective Boards have delegated the day-to-day running of the Group to the 2 CEO’s within certain limits, above which matters must be escalated to the Board for determination.

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

Board Effectiveness Evaluation

Pursuant to provisions of the Listing Regulations and the Companies Act, our board of directors is required to carry out an annual evaluation of its own performance and also the performance of its committees and individual directors. The performance of the board of directors and individual directors is evaluated by our board of directors and involves input from all the directors. The performance of the committees is evaluated by our board of directors and involves input from committee members. In Fiscal 2018, the Nomination and Remuneration Committee reviewed the performance of the individual directors. Also, a separate meeting of independent directors was held to review the performance of non-independent directors, performance of our board of directors as a whole and the performance of the chairperson of Tata Motors Limited; the independent directors took into account the views of the executive directors and non-executive directors. Subsequently, our board of directors held a meeting to discuss the performance of our board of directors, its committees and the individual directors.

The criteria for the performance evaluation of our board of directors included factors such as our board of directors’ composition and structure and the effectiveness of our board of directors’ processes, information flow and functioning. The criteria for performance evaluation of the committees included factors such as the composition of the committees and the effectiveness of committee meetings. The criteria for performance evaluation of the individual directors included factors such as the director’s contribution to our board of directors and committee meetings, including preparation on the issues to be discussed, meaningful and constructive contribution and input during meetings. In addition, the chairperson was evaluated on the key aspects of his role.

We also conducted the familiarization programs for independent directors, to apprise the directors about their roles, rights, responsibilities in our Company, the nature of the industry in which we operate, our business model and related matters. The details of the program for familiarization of the independent directors are uploaded on the website of our Company at http://investors.tatamotors.com/pdf/familiarisation-programme-independentdirectors.pdf, which website does not form part of this annual report on Form 20-F

Our board of directors also undertakes our subsidiaries’ oversight functions through review of their performance against their set targets, advises them on growth plans and, where necessary, gives strategic guidelines. While all of our subsidiaries have their respective boards of directors, and their management is responsible for their performance, our board of directors oversees the performance of our subsidiaries on a quarterly basis in order to exercise oversight over the performance and functioning of our subsidiaries. In a specific annual meeting of our Audit Committee, the chief executive officers and the chief financial officers of our subsidiaries make presentations on significant issues in audit, internal control and risk management in our subsidiaries. At least one independent director of the Company is also a director on the Board of Directors of our unlisted material subsidiary. The Audit Committee also reviews the financial statements, in particular, the investments made by the unlisted subsidiary companies. The minutes of the meetings of our subsidiaries are also placed before our board of directors and attention is drawn to significant transactions and arrangements entered into by our subsidiaries.

Please see Item 6.A “—Directors and Senior Management” for details regarding the terms of office for our board of directors.

Committees

Audit Committee

The Audit Committee comprises four independent directors: Mr. Munjee (as Chairman), Mr. Jairath, Ms. Nayar and Mr O. P. Bhatt. Dr. Mashelkar a Member of the Committee retired in accordance with the Company’s Governance Guidelines on Board Effectiveness on December 31, 2017, upon attaining the age of 75 years. Mr Bhatt was appointed as a member of the Committee with effect from January 16, 2018. Ms Sorensen is a permanent invitee for all Audit Committee meetings with effect from January 16, 2018. The Audit Committee functions according to its Charter that defines its composition, authority, responsibility and reporting functions in accordance with Section 177 of the Act, Regulation 18(3) read with Part C of Schedule II of the SEBI Listing Regulations and applicable U.S. regulations, and is reviewed from time to time. Provided below is the gist of the responsibilities of the Audit Committee. The full Charter is available on our website at http://investors.tatamotors.com/pdf/audit_committee_charter.pdf which website does not form part of this annual report on Form 20-F.

i.	Reviewing with the Management, the quarterly/annual financial statements before submission to our board of directors, focusing primarily on:

•	the financial reporting process and the disclosure of our financial information, including earnings and press releases, to ensure that the financial statements are correct, sufficient and credible;

•	Reports on the management’s discussion and analysis of financial condition, results of operations and the directors’ responsibility statement;

•	Major accounting entries involving estimates based on exercise of judgment by management;

•	Compliance with accounting standards and changes in accounting policies and practices;

•	Reviewing the draft audit report, modified opinion, if any, and significant adjustments arising out of audit;

•	Statement of significant related party transactions (as defined by the Audit Committee), submitted by the management;

•	Scrutiny of inter-corporate loans and investments;

•	Disclosures made under the chief executive officer and chief financial officer certifications and related party transactions to our board of directors and our shareholders; and

•	Approval or any subsequent modification of transactions with related parties, including omnibus related party transactions.

ii.	Reviewing, alongside the management, our external auditors and internal auditors, the adequacy of internal control systems and recommending improvements to management;

iii.	Review management letters and letters of internal control weakness issued by the statutory auditors;

iv.	Recommending the appointment and/or removal of the statutory auditor, cost auditor, fixing audit fees and approving non-audit/consulting services provided by the statutory auditors’ firms to Tata Motors Limited and its subsidiaries; evaluating auditors’ performance, qualifications, experience, independence and pending proceedings relating to professional misconduct, if any;

v.	Reviewing the adequacy of our internal audit, the coverage and frequency of our internal audit and the appointment, removal, performance and terms of remuneration of our chief internal auditor;

vi.	Discussing with the internal auditor and senior management significant internal audit findings and follow-up thereon;

vii.	Reviewing the findings of any internal investigation by the internal auditor into matters involving suspected fraud or irregularity or a failure of internal control systems of a material nature and reporting the matter to our board of directors;

viii.	Discussing with the statutory auditor, before the audit commences, the nature and scope of audit and conducting post-audit discussions to ascertain any area of concern;

ix.	Establishing and reviewing the functioning of our vigil mechanism under our whistle-blower policy;

x.	Reviewing the financial statements and investments made by subsidiary companies and subsidiary oversight relating to areas such as the adequacy of the internal audit structure and function of the subsidiaries, the status of their audit plans and their execution, key internal audit observations, risk management and the control environment;

xi.	Review of the causes of any substantial defaults in payment to the depositors, debenture holders, shareholders (in case of non-payment of declared dividend) and creditors, if any;

xii.	Reviewing the effectiveness of the system for monitoring compliance with laws and regulations;

xiii.	Approving the appointment of our Chief Financial Officer after assessing the qualification, experience and background of a candidate;

xiv.	Reviewing the system of storage, retrieval, display and printout of books of accounts maintained in electronic copies during the required period under law;

xv.	Approving all or any subsequent modification of transactions with related parties;

xvi.	Approving policies in relation to the implementation of the Tata Code of Conduct for Prevention of Insider Trading and Code of Corporate Disclosure Practices, or the Insider Trading Code, and to supervise its implementation; and

xvii.	To note and take on record the status reports, detailing the dealings by designated persons in securities of Tata Motors Limited, as submitted by our compliance officer on a quarterly basis and to provide directions on any penalties for any violations of the Insider Trading Code. Mr. P. B. Balaji, our Group Chief Financial Officer, is the compliance officer under the Insider Trading Code.

During the year, the Committee inter alia reviewed key audit findings covering operational, financial and compliance areas. It also reviewed the internal control system in subsidiary companies. The Chairman of the Audit Committee briefs the Board on significant discussions at Audit Committee meetings. The Audit Committee has also adopted policies for the approval of services to be rendered by our independent statutory auditors, based on a procedure for ensuring such auditor’s independence and objectivity, as well as for the oversight of audit work for streamlining the audit process across our subsidiaries. The Chief Internal Auditor reports to the Audit Committee to ensure independence of the internal audit processes.

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

Nomination and Remuneration Committee

The Nomination and Remuneration Committee comprises of two independent directors—Mr. O. P. Bhatt (Chairman) and Mr. Nasser Munjee and one Non-Executive Director, Mr. N. Chandrasekaran. Dr. Mashelkar a Member of the Committee, consequent to his retirement as an Independent Director on December 31, 2017, also ceased to be the Chairman and Member of the Committee. Mr. Nasser Munjee and Mr. O. P. Bhatt were inducted as Members of the Committee with effect from March 29, 2017 and May 16, 2017, respectively. Mr. Bhatt was appointed as the Chairman of the Committee with effect from January 16, 2018.

The Nomination and Remuneration Committee functions according to its charter, which defines its objective, composition, meeting requirements, authority, power, responsibilities and reporting and evaluation functions in accordance with the Companies Act and Indian listing requirements. The following is a summary of the principal terms of reference of the Nomination and Remuneration Committee:

a.	To make recommendations to the board of directors of Tata Motors Limited regarding the establishment and composition of the board of directors and its committees including the formulation of the criteria for determining qualifications, positive attributes and independence of a director. The Nomination and Remuneration Committee will consider periodically reviewing the composition of the board of directors with the objective of achieving an optimum balance of size, skills, independence, knowledge, age, gender and experience;

b.	Devising a policy on board diversity;

c.	Recommending to the board the appointment or reappointment of directors, including independent directors on the basis of reports on the performance evaluation of the independent directors;

d.	Supporting the board in matters related to setting up, reviewing and refreshing of committee composition;

e.	Recommending to the board on voting pattern for appointment and remuneration of directors of our material subsidiaries;

f.	Providing guidelines for remuneration of directors of our material subsidiaries;

g.	Recommending to the board the appointment of Key Managerial Personnel, or KMP, as defined under the Companies Act as the chief executive officer, chief financial officer and company secretary, and executive team members of Tata Motors Limited as defined by the Nomination and Remuneration Committee; The Committee consults the Audit Committee before recommending the appointment of the CFO;

h.	Carrying out an evaluation of every director’s performance and supporting the board and independent directors in evaluation of the performance of the board, its committees and individual directors. This shall include the formulation of criteria for evaluation of independent directors and the board;

i.	Overseeing the performance review process for KMP and the executive team of Tata Motors Limited,;

j.	Recommending the remuneration policy for directors, KMP, the executive team of Tata Motors Limited and other employees;

k.	On an annual basis, recommending to the board the remuneration payable to the directors, KMP and the executive team of Tata Motors Limited;

l.	Reviewing matters related to voluntary retirement and early separation schemes for Tata Motors Limited;

m.	Overseeing the familiarization program for directors;

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

Stakeholders’ Relationship Committee

The Stakeholders’ Relationship Committee comprises of two independent directors, Ms. Nayar (Chairperson) and Ms Sorensen as well as the Chief Executive Officer & Managing Director, Mr. Butschek. Mr Jairath stepped down as a Member of the Committee with effect from July 18, 2017. On January 16, 2018, the Board appointed Ms Nayar as the Chairperson of the Committee and Ms Sorensen as a Member of the Committee. The principal functions of the Stakeholders Relationship Committee are the following:

a.	Reviewing statutory compliance matters relating to all security holders;

b.	Considering and resolving the grievances of security holders of the company including complaints related to transfer of securities, non-receipt of our annual report, declared dividends, notices and/or our balance sheet;

c.	Overseeing compliances in respect of dividend payments and transfer of unclaimed amounts and shares to the investor education and protection fund;

d.	Overseeing and reviewing all matters related to the transfer of securities of Tata Motors Limited;

e.	Approving the issue of duplicate certificates of Tata Motors Limited;

f.	Reviewing movements in shareholding and ownership structures of Tata Motors Limited;

g.	Ensuring proper controls over and overseeing performance of our registrar and share transfer agent; and

h.	Recommending measures for the overall improvement of the quality of investor services.

Executive Committee of the Board of Directors or ECOB

The ECOB comprises of one non-executive director, one independent director and two full-time directors, namely, Mr. N. Chandrasekaran (Chairman), Mr. Munjee, Mr. Borwankar and Mr. Butschek. Mr. Pisharody ceased to be a Committee Member with effect from September 30, 2017. The Committee reviews and recommends to the Board for due consideration, the revenue and capital expenditure budgets, long-term business strategies and plans, our organizational structure, raising finance, property-related issues, review and sale of investments and the allotment of securities within established limits. The Committee also discusses the matters pertaining to legal cases, acquisitions and divestment, new business forays and donations.

Safety, Health & Sustainability Committee

The Safety, Health & Sustainability, or SHS Committee, comprises of one independent director and two whole-time directors, namely, Mr. Jairath (Chairman), Mr. Borwankar and Mr. Butschek. During the year, Dr Mashelkar ceased to be the Chairman and Member of the SHS Committee, consequent to his retirement as an Independent Director on December 31, 2017. Mr Pisharody also ceased to be a Member of the Committee with effect from September 30, 2017, consequent to his resignation as Executive Director (Commercial Vehicle) of the Company. The SHS Committee’s objective is to review our safety, health and sustainability practices. The terms of reference of the SHS Committee include the following:

a.	To take a holistic approach to safety, health and sustainability matters in decision making;

b.	To provide direction to Tata Motors Group in carrying out its safety, health and sustainability function;

c.	To frame broad guidelines / policies with regard to safety, health and sustainability;

d.	To oversee the implementation of these guidelines/policies; and

e.	To review our safety, health and sustainability policies, processes and systems periodically and recommend improvements from time to time.

Corporate Social Responsibility Committee

The Corporate Social Responsibility Committee, or CSR Committee, comprises of two independent directors and two whole-time directors, namely, Mr. O. P. Bhatt (Chairman), Ms. Nayar, Mr. Borwankar and Mr. Butschek. Dr Mashelkar ceased to be the Chairman and Member of the Committee with effect from December 31, 2017 and Mr. Bhatt was appointed as the Chairman and Member of the Committee with effect from January 16, 2018. The terms of reference of the CSR Committee are to:

a.	Formulate and recommend to our board of directors a Corporate Social Responsibility Policy which shall indicate the activities to be undertaken by us as specified in Schedule VII of the Companies Act;

b.	Recommend the amount of expenditure to be incurred on the activities referred to in clause a.; and

c.	Monitor our Corporate Social Responsibility Policy from time to time.

The CSR Policy is available on the Company’s website at http://investors.tatamotors.com/pdf/csrpolicy.pdf (which website does not form part of this annual report on Form 20-F) as required under the provisions of Section 135 of the Act and Rule 9 of the Companies (Corporate Social Responsibility Policy) Rules, 2014.

Risk Management Committee

The Risk Management Committee or RMC, constituted by our board of directors pursuant to the provisions of Regulation 21 of the Indian Listing Regulations, comprises of one Independent Director, 2 whole-time directors and the CFO, namely, Ms Sorensen (Chairperson), Mr. Borwankar, Mr. Butschek and Mr. Balaji. During the year, Dr Mashelkar ceased to be a Member of the RMC, consequent to his retirement as an Independent Director on December 31, 2017. Ms Sorensen was appointed as a Member of the RMC with effect from January 16, 2018. The Board on March 22, 2018 appointed Ms Sorensen as the Chairperson and inducted Mr. Borwankar, Mr. Butschek and Mr. Balaji, as Members of the RMC. On March 22, 2018 Mr. Munjee (erstwhile Chairman), Mr. Jairath and Ms. Nayar also ceased to be Members of the RMC. Pursuant to the Listing Regulations, we have a Risk Management Policy. The Risk Management Committee’s terms of reference are as follows:

a.	Inter alia establishing principles and objectives for assisting our board of directors in overseeing our risk management process and controls, risk tolerance, capital liquidity and funding levels, and providing a periodic update thereof to our board of directors;

b.	The RMC shall be appointed by our board of directors and may be staffed with directors and/or our executives. Our company secretary shall act as the secretary to the RMC meetings;

c.	The RMCs quorum shall be any two members or one-third of the members, whichever is higher. The RMC shall meet at least once every quarter and our chief internal auditor shall be a permanent invitee to its meetings;

d.	The RMC shall act and have powers in accordance with the terms of reference, specified in writing by our board of directors, and shall be responsible for reviewing our risk governance structure, practices and guidelines; and

e.	The RMC will report to our board of directors periodically on various matters and shall undergo an annual self-evaluation of its performance and report the results to our board of directors.

Executive Committee

The ExCom is comprised of various business functional heads, including Mr. Butschek, Mr. Borwankar, the President -PVBU, the President—CVBU, the Group Chief Financial Officer, the Chief Human Resource Officer, the Chief Technology Officer, the Chief Purchasing Officer, President E-Mobility Business & Corporate Strategy and the Head of Corporate Communications. The Executive Committee provides oversight on strategy and key aspects of our business operations.

Apart from the committees described above, our board of directors may also constitute committees of directors with specific terms of reference as it may deem fit.

D. Employees

At Tata Motors, we consider our human capital a critical factor to our success. Under the aegis of Tata Sons and the Tata Sons-promoted entities, the Company has drawn up a comprehensive human resource strategy, which addresses key aspects of human resource development such as:

•	The code of conduct and fair business practices;

•	A fair and objective performance management system linked to the performance of the businesses which identifies and differentiates employees by performance level;

•	Creation of a common pool of talented managers across Tata Sons and the Tata Sons promoted entities with a view to increasing their mobility through job rotation among the entities;

•	Evolution of performance based compensation packages to attract and retain talent within Tata Sons and the Tata Sons promoted entities; and

•	Development and delivery of comprehensive training programs to impact and improve industry- and/or function-specific skills as well as managerial competence.

In line with the human resource strategy, we have implemented various initiatives in order to build better organizational capabilities that the we believe will enable us to sustain competitiveness in the global marketplace. The Company’s focus is to attract talent, retain the better and advance the best. Some of the initiatives to meet this objective include:

•	Development of an agile organization through process modification, delayering and structure alignment and increase in customer facing roles;

•	Changed organization structure has empowered teams, across each product lines, which will manage the product lifecycle and be accountable for the Profit and Loss;

•	Extensive process mapping exercises to benchmark and align the human resource processes with global best practices;

•	Outsource transactional activities to an in house back office (Global Delivery Center), thereby reducing cost and time of transaction;

•	Talent management process redesigned with a stronger emphasis on identifying future leaders;

•	Build strategic partnerships with educational institutions of repute to foster academia based research and provide avenues for employees to further their educational studies;

•	Enhance company’s image and desirability amongst the target engineering and management schools, to enable it to attract the best;

•	Functional academies setup for functional skills development;

•	Skill development of all Blue collared workforce to enable them to effectively meet the productivity and quality deliverables.

•	Training youth under Government of India’s National Employment Enhancement Mission in our skill development centers in all the plants. These trainees are given Automotive Skill Development Council certification, helping them get gainful employment in the industry. Engaging trainees benefit the company to meet the cyclicity of demand as well.

We employed approximately 81,090 permanent employees as at March 31, 2018, including as part of our Jaguar Land Rover business and joint operations. The average number of flexible (temporary, trainee and contractual) employees for Fiscal 2018 was approximately 38,016 (including joint operations).

The following table sets forth a breakdown of persons employed by our business segments and by geographic location as of the following dates.

Segment	As at March 31,
	2018	2017	2016
	(No. of Employees)
Automotive	72,683	71,428	68,089
Other	8,407	8,130	8,509

Total	81,090	79,558	76,598

	As at March 31,
	2018	2017	2016
Location	(No. of Employees)
India	41,295	42,991	42,238
Outside of India	39,795	36,567	34,360

Total	81,090	79,558	76,598

Training and Development

We are committed to the development of our employees to strengthen their functional, managerial and leadership capabilities. We have a focused approach with the objective of addressing all capability gaps and preparing our employees to adopt to fast changing external environment in order to meet our strategic objectives.

To achieve this, we have established the Tata Motors Academy, which addresses development needs of various segments of our workforce through a structured approach. The Tata Motors Academy focuses on three functional pillars – customer excellence, product leadership, and operational excellence – and one pillar on management education, all of which are aligned with the Company-level strategic objectives. The emphasis of functional academies is to strengthen knowledge, skills and expertise with an in depth approach, within respective function, and the emphasis of management education is developing general management and leadership skills. Tata Motors Academy also provides executive education opportunities in the areas of B.Tech, M.Tech, Executive MBA.

As an integral part of the Tata Motors Academy, the Company’s Learning Advisory Council, which includes senior leaders from different parts of organization, aims to align its learning and development efforts, more closely with its business needs and priorities. The Learning Advisory Council is responsible for providing guidance and strategic direction to the Academies to design, implement and review the learning agenda.

We are now migrating from a trade-based training approach to a process-based training approach, which emphasizes team members’ knowledge as related to their actual work, in addition to the general trade-based skills, which are learned at training institutes. These skills are very specific and not currently taught at the training institutes. To accomplish this, we are implementing a fundamental skills training initiative throughout organization. Its objective is to address key employee performance issues, such as inconsistent quality, poor craftsmanship, high frequencies of repair reworking and low productivity levels through training of front-line team members.

Jaguar Land Rover has always focused on the safety, security, wellbeing and development of the people. We nurture and retain talent through the Jaguar Land Rover Academy, an environment offering accredited learning for the employees at every stage of their career. Actively shaping education and contributing to the skills development available to our communities is part of our long-term recruitment strategy. So too is continuing our successful apprentice and graduate program, working closely with academic partners such as the Warwick Manufacturing Group. We have been investing £100 million per year in the Jaguar Land Rover Academy for lifelong learning of employees. Around a quarter of the employees are actively working towards a formal academic or professional qualification at all levels from apprenticeship to doctorate. Jaguar Land Rover also up-skilled 7,000 engineers with Master-level education since our Academy technical accreditation scheme began in 2010.

Closing the gender gap and a digital call for the worlds brightest and best

Jaguar Land Rover has focused on attracting women into engineering and advanced manufacturing through programs such as our Young Women in the Know initiative for female students aged 15 to 18. With fewer women than men in senior roles and a majority of men in production operations in factories, the gender gap can be hard to close. Traditionally, a lower number of women coming into the industry and flourishing within it has made this even harder. However, we are committed both to equality and encouraging a diverse workforce, and things are changing for the better. There has been a 21% increase in proportion of women in our management grades since 2014. In 2017, Jaguar Land Rover recruited more women than men (55% female) onto their Advanced Apprentice Program. We have also developed new ways to seek out tomorrow’s innovators, partnering with virtual band Gorillaz to find the next generation of software engineering brilliance, through code-breaking puzzles that test curiosity, persistence, lateral thinking and problem-solving. Those who have cracked them were interviewed by Jaguar Land Rover and the best were hired.

Union Wage Settlements

We have labor unions for operative grade employees at all its plant across India, except Dharwad plant. The Company has generally enjoyed cordial relations with its employees at its factories and offices and have received union support in the implementation of reforms that impact safety, quality, cost erosion and productivity improvements across all locations.

Employee wages are paid in accordance with wage agreements that have varying terms (typically three to five years) at different locations. The expiration dates of the wage agreements with respect to various locations/subsidiaries are as follows:

Location/subsidiaries	Wage Agreement valid until
Pune Commercial vehicles	August 31, 2018
Pune Passenger vehicles	March 31, 2019
Jamshedpur	March 31, 2019
Mumbai	December 31, 2018
Lucknow	March 31, 2020
Pantnagar	March 31, 2019
Sanand	September 30, 2020
Jaguar Land Rover	November 30, 2018

Our wage agreements link an employee’s compensation to certain performance criteria that are based on various factors such as quality, productivity, operating profit and an individual’s performance and attendance. As far as possible, we aim for cost neutral settlements, by achieving the critical performance parameters of the business with total employee involvement. We have generally received union support in implementation of reforms that impact quality, cost erosion and productivity improvements across all locations. In addition to this, this time we have signed settlement with variable pay as part of wage cost and staggered payment instead of one time pay to be bring more cost effectiveness on account of fixed pay.

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

A. Major Shareholders

We are a widely held, listed company with approximately 841,053 shareholders of our Ordinary Shares and 167,023 shareholders of our ‘A’ Ordinary Shares on record. To our knowledge, as of June 30, 2018, the following persons beneficially owned 1% or more of the 2,887,348,694 Ordinary Shares and 508,502,371 ‘A’ Ordinary Shares outstanding at that time:

Ordinary Shares

Name of Shareholder	Holding	Percentage

Tata Sons Limited and Subsidiaries [1]	1,047,729,607	36.29
Citibank N.A.[2]	396,857,970	13.74
Reliance Capital Trustee Co. Ltd.—Reliance Top 200 Fund	77,412,801	2.68
ICICI Prudential Balanced Advantage Fund	34,056,551	1.18
SBI-ETF Sensex	30,380,474	1.05
Government of Singapore	59,659,854	2.07
Life Insurance Corporation of India	149,295,627	5.17
ICICI Prudential Life Insurance Company Limited	42,139,439	1.46

‘A’ Ordinary Shares 3

Name of Shareholder	Holding	Percentage

ICICI Prudential Balanced Advantage Fund	51,866,662	10.20
Franklin India Smaller Companies Fund	43,931,036	8.64
HDFC Trustee Co Ltd A/C HDFC Dual Advantage Fund	24,246,279	4.77
UTI—Arbitrage Fund	13,305,682	2.62
SBI— ETF Sensex	10,211,737	2.01
Reliance Capital Trustee Co Ltd.A/C Reliance Arbitrage Fund	5,544,043	1.09
Government of Singapore	32,200,369	6.33
Franklin Templeton Investment Funds	21,977,072	4.32
Amansa Holdings Private Limited	14,303,747	2.81
Government Pension Fund Global	13,746,021	2.70
HSBC Global Investment Funds—Indian Equity	10,993,801	2.16
Monetary Authority of Singapore	8,506,650	1.67
Eastspring Investments India Equity Open Limited	8,153,160	1.60
Nordea Emerging Market Equities Fund	8,064,089	1.59
Stichting Depositary Apg Emerging Markets Equity Pool	7,213,074	1.42
Vanguard Total International Stock Index Fund	5,429,772	1.07
Vanguard Emerging Markets Stock Index Fund, A Series of Vanguard International Equity Index Funds	5,229,683	1.03
HDFC Standard Life Insurance Company Limited	5,657,383	1.11

[1]	As of June 30, 2018, the combined Ordinary and ‘A’ Ordinary Shareholding of Tata Sons along with its subsidiaries as on June 30, 2018 was 1,048,170,252 representing 35.66% of the total voting rights in Tata Motors Limited. Tata Sons’ subsidiaries, Tata Investment Corp. Ltd., Tata Industries Ltd. and Simto Investment Company Ltd. hold 11,000,000, 72,203,630 and 59,583 Ordinary Shares of Tata Motors Limited, respectively, and Ewart Investments Limited holds 3,084,542 Ordinary Shares and 440,645 ‘A’ Ordinary Shares of Tata Motors Limited.
[2]	Citibank, N.A., as depositary for our ADSs, was the holder on record at June 30, 2018 of 396,857,970 Ordinary Shares on behalf of the beneficial owners of deposited Shares.
[3]	The ‘A’ Ordinary Shareholders are entitled to receive a dividend for any financial year at five percentage points more than the aggregate rate of dividend declared on Ordinary Shares for that financial year but are entitled to one vote for every ten ‘A’ Ordinary Shares held as per the terms of its issue and our Articles of Association.

Over the last three years, from June 30, 2015 to June 30, 2018, the holdings of our largest shareholder, Tata Sons along with its subsidiaries, have increased from 28.66% to 36.29%. The holdings of Tata Steel have decreased from 5.54% as at June 30, 2015 to 0.0035% as at June 30, 2018. The shareholding of Life Insurance Corporation of India Ltd. has increased from 4.15% to 5.17%. The shareholding of Citibank N.A. as depositary for our ADSs and previously, our GDSs, has decreased from 21.40% to 13.74%.

According to our depositary, as at June 30, 2018, we had 73 registered holders of our ADSs with addresses in the United States, whose shareholding represented approximately 0.02% of our outstanding Ordinary Shares as of that date, excluding any of our ADSs held by Cede & Co. as a nominee for the Depository Trust Company. Because some of our ADSs are held through brokers or other nominees, the number of record holders of our ADSs with addresses in the United States may be fewer than the number of beneficial owners of ADSs in the United States. As of June 30, 2018, there were 115 record holders of Ordinary Shares with addresses in the United States, representing 0.00748% of our outstanding Ordinary Shares as of that date, and there were 38 record holders of ‘A’ Ordinary Shares with addresses in the United States, representing 0.01231% of our outstanding ‘A’ Ordinary Shares as of that date.

The total permitted holding of Foreign Institutional Investors, or FIIs, in the Ordinary Share paid-up capital has been increased to 35% by a resolution passed by our shareholders on January 22, 2004 and to 75% of the ‘A’ Ordinary Share paid-up Capital approved by the Reserve Bank of India pursuant to their letter dated October 31, 2013. The FII holding as on June 30, 2018 was approximately 18.86% in Ordinary Shares and 44.60% in ‘A’ Ordinary Shares. See Item 10.D “—Exchange Controls” for further details.

Neither our Ordinary Shares nor ‘A’ Ordinary Shares entitle the holder to any preferential voting rights.

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

In addition, disclosures would be required under the Securities and Exchange Board of India (Prohibition of Insider Trading) Regulations, 2015 or Insider Trading Regulations of India with respect to every promoter, employee or director, including their immediate relatives, who execute a trade or trades in excess of a monetary threshold of Rs.1 million in market value over a calendar quarter, within two trading days of reaching such threshold. Such a disclosure would be made to us and we would in turn make a disclosure to the relevant stock exchanges. Furthermore, under our Listing Regulations, governing Indian listed companies, we are required to periodically disclose to such stock exchanges the name and percentage of shares held by persons or entities that hold more than 1% of our Shares. For the purposes of the above, Shares withdrawn from our ADS facility will be included as part of a person’s shareholding.

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

B. Related Party Transactions

Our related parties principally consist of Tata Sons, subsidiaries and joint ventures of Tata Sons, our joint ventures and our associates and their subsidiaries. We routinely enter into transactions with these related parties in the ordinary course of business. We enter into transactions for sale and purchase of products with our associates and joint ventures. The following table summarizes related party transactions and balances included in our consolidated financial statements included elsewhere in this annual report on Form 20-F for the year ended and as at March 31, 2018:

	With associates and their subsidiaries	With joint Operations	With joint ventures	With Tata Sons and its subsidiaries and joint ventures	Notes
	(Rs. in millions)
Purchase of products	26,057	31,631		1,713	(Note a	)
Sale of products	2,016	5,455	60,082	7,091
Services received	89	1	5,501	17,353	(Note b	)
Services rendered	190	43	12,077	241
Acceptances	—	—	—	41,350	(Note c	)
Purchase of property, plant and equipment	624	—	—	2
Purchase of investments	—	__	25		(Note c	)
Interest income		3	—	4	(Note d	)
Interest expenses	75	2	—	141
Dividend income	170	45	17,645	99
Dividend paid	—	—	—	225
Amount receivable in respect of loans and interest thereon	—	—	—	40	(Note d	)
Amount payable in respect of loans and interest thereon	560	—	—	48
Loans taken	4,890	—	—
Loans repaid by us	4,890	—	—	—

Notes:

The details of major items are as follows:

a.

During Fiscal 2018, we purchased from our associates and joint operations various vehicle components, assemblies, aggregates and spares, among other inputs, totaling Rs.57,688 million. For the period from April 1, 2018 through June 30, 2018, our purchases were 17,862 million from these associates and joint operations. These purchases have been made at fair market price determined in accordance with arm’s-length commercial terms.

b.	i)	The services received from Tata Sons include those for which brand subscription fees were paid pursuant to an agreement with them, under which Tata Motors Limited and certain of its subsidiaries have agreed to pay an annual subscription fee for participation and gain from promotion and protection of the Tata brand identity. Please see Exhibit 4.1 of this annual report on Form 20-F for our Tata Brand Equity & Business Promotion Agreement. The annual subscription fee is equal to 0.15%-0.25% of annual net income (defined as net revenues exclusive of excise duties and other governmental taxes and non-operating income), subject to a ceiling of 5% of annual profit before tax, based on Tata Motors Limited’s standalone financial statements prepared in accordance with IndAS.

	ii)	We also received other business support services from subsidiaries of Tata Sons for call center and transaction processing work for Tata Motors Limited and some of its subsidiaries. These services are in the normal course of business and the transaction prices represent fair market price of the consideration, and other terms have been based on the normal commercial terms.

	iii)	We received IT-related services from one of the subsidiaries of Tata Sons, TCS, for integrated IT service relating to IT infrastructure for Tata Motors Limited, Jaguar Land Rover and other subsidiary companies. The contract was finalized after evaluation of competitive bids from TCS and other IT service provider. These services are in the normal course of business and the transaction prices represent fair market price of the consideration, and other terms have been based on the normal commercial terms.

c.	During Fiscal 2018, we have paid discounting charges for invoice discounting facility availed by vendors, with one of the subsidiary of Tata Sons. These services are in the normal course of business and the transaction price (discounting charges) represents fair market price, considering commercial and market terms.

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

The Company, in accordance with SEBI Notification dated July 8, 2016, formulated a Dividend Distribution Policy, which was adopted by the board of directors at their meeting held on March 30, 2017. A copy of the Dividend Distribution Policy is available on our website at http://www.tatamotors.com/investors/pdf/dividend-distribution-policy.pdf, which website does not form part of this annual report on Form 20-F.

For Fiscal 2018, after considering overall performance and results, and in accordance with the Companies (Declaration and Payment of Dividends) Rules, 2014 and our Dividend Distribution Policy, the Board of Directors has recommended that no dividend be paid to our shareholders. Since Fiscal 1956, we have made dividend distributions in each Fiscal year except for Fiscal 2001, 2002, 2015, 2017 and 2018.

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

B. Plan of Distribution

Not applicable.

C. Markets

Ordinary Shares and ADSs

	National Stock Exchange of India Limited or NSE			BSE Limited or BSE			NYSE
	Closing Price per Ordinary Share			Closing Price per Ordinary Share			Closing Price per ADS
	Period High	Period Low		Period High	Period Low		Period High	Period Low
	(Rs. per Share)		Average Daily Trading Volume (in ‘000)	(Rs. per Share)		Average Daily Trading Volume (in ‘000)	(US$ per ADS)		Average Daily Trading Volume (in ‘000)
Fiscal
2018	481.50	326.85	7,378.42	481.45	327.45	1121.62	37.31	24.90	1,304.20
2017	588.70	370.50	8,057.47	589.35	370.50	702.99	44.29	27.71	1,337.77
2016	568.15	276.35	8,498.88	567.55	275.65	983.24	46.35	20.56	1,859.87
2015	598.13	398.87	5,274.10	605.10	403.00	416.51	50.89	35.61	1,277.24
2014	416.95	255.20	7,227.83	417.05	255.30	820.41	35.41	22.25	495.69
Fiscal
2018
1st Quarter	481.50	419.60	6097.13	481.45	419.75	1907.79	37.31	32.73	1,222.14
2nd Quarter	464.60	373.60	6845.45	464.60	373.35	1352.82	35.90	29.03	1,345.18
3rd Quarter	462.90	397.05	8032.79	461.55	396.80	592.92	35.00	30.60	1,151.89
4th Quarter	439.30	326.85	8,564.49	438.85	327.45	625.90	34.32	24.90	1,503.89
Fiscal
2017
1st Quarter	487.95	370.50	10,923.96	488.00	370.50	815.44	36.79	27.71	1,570.80
2nd Quarter	588.70	455.15	7,304.68	589.35	455.25	870.63	44.29	33.97	1,311.71
3rd Quarter	565.70	432.90	7,412.43	565.70	433.05	536.47	42.18	32.00	1,059.33
4th Quarter	548.90	436.45	6,588.79	548.00	436.55	592.10	40.12	32.39	1,407.04
Month
March 2018	370.75	326.85	8,522.60	370.85	327.45	660.20	27.98	24.90	1,559.79
February 2018	395.80	358.50	9,553.12	396.05	358.55	685.55	30.87	27.70	1,391.89
January 2018	439.30	395.85	7,746.85	438.85	396.20	544.77	34.32	30.96	1,549.32
December 2017	431.85	397.05	6,757.68	431.20	396.80	616.94	33.07	30.60	851.44
November 2017	462.90	404.15	11,236.31	461.55	404.65	765.91	35.00	31.19	1,708.02
October 2017	437.05	415.50	5,784.02	436.55	415.25	378.61	33.33	31.72	894.18

Notes:

On July 30, 2018 the reported closing price of our Shares on the BSE and NSE was Rs. 267.30 per Share and Rs. 267.50 per Share, respectively. On July 30, 2018 the ADS closing price on the NYSE was US$19.39 per ADS.

‘A’ Ordinary Shares

	NSE			BSE
	Closing Price per ‘A’ Ordinary Share			Closing Price per ‘A’ Ordinary Share
	Period High	Period Low		Period High	Period Low
	(Rs. Per Share)		Avg. Daily Trading Volume (in ‘000)	(Rs. Per Share)		Avg. Daily Trading Volume (in ‘000)
Fiscal
2018	290.85	183.30	2,292.88	291.10	183.90	197.06
2017	373.50	259.90	2,123.26	373.35	260.10	228.43
2016	354.65	206.85	2,598.08	354.40	206.60	177.89
2015	383.98	209.06	2,570.50	388.25	211.20	179.78
2014	208.10	124.50	1,943.08	207.95	124.55	145.12
Fiscal
2018
1st Quarter	290.85	258.95	2,096.19	291.10	259.30	240.22
2nd Quarter	276.50	210.15	2,374.57	275.80	209.55	152.60
3rd Quarter	259.65	224.90	2,107.51	259.25	224.95	181.52
4th Quarter	256.65	183.30	2,598.64	256.55	183.90	215.92
Fiscal
2017
1st Quarter	324.70	259.90	2,655.57	323.85	260.10	318.03
2nd Quarter	373.75	290.95	1,883.75	373.35	291.25	263.74
3rd Quarter	366.15	285.30	1,797.29	365.45	285.55	107.77
4th Quarter	344.74	268.30	2,156.43	343.30	268.15	226.13
Month
March 2018	207.45	183.30	2,191.57	207.85	183.90	148.89
February 2018	222.05	201.95	2,710.36	221.80	202.45	291.92
January 2018	256.65	224.55	2,853.72	256.55	224.35	208.17
December 2017	244.10	224.90	1,794.80	244.80	224.95	134.07
November 2017	259.65	231.45	2,460.92	259.25	232.30	265.48
October 2017	246.10	230.35	2,031.45	245.95	230.55	136.62

Notes:

On July 30, 2018, the reported closing price of our ‘A’ Ordinary Shares on the BSE and NSE was Rs. 147.20 per Share and Rs. 146.80 per Share, respectively.

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

Authorized and Issued Share Capital

Our authorized share capital is Rs.40 billion divided into:

•	4 billion Ordinary Shares of par value Rs.2 each, of which 2,887,843,046 is issued, 2,887,348,694 is subscribed and fully paid, 494,352 are issued but held in abeyance and 570 are issued but partially paid-up as of the date of this annual report on Form 20-F;

•	1 billion ‘A’ Ordinary Shares of par value Rs.2/- each, of which 508,736,110 is issued, 508,502,371 is subscribed and fully paid and 233,739 are issued but held in abeyance as of the date of this annual report on Form 20-F; and

•	300 million Convertible Cumulative Preference Shares of par value Rs.100/- each; however, the Convertible Cumulative Preference Shares have not been issued.

None of our Shares are held by us or on our behalf.

Objects and Purposes

Our principal objects, as provided by clause 3 of our Memorandum of Association, include:

•	Manufacturing, marketing, import, export, hiring and letting on of commercial vehicles, automobile cars, two wheeler vehicles, heavy and construction equipment including components, accessories and spare parts in relation thereto;

•	To carry on the business as manufacturers and dealers of machinery articles and goods of all classes;

•	To carry on the business of manufacturing materials which may be usefully combined with our manufacturing and engineering business; and

•	To carry on the business of financing and re-financing of all types of vehicles, construction equipment, capital equipment and services by way of credit, hire purchases, leases and loans.

Directors

Under our Articles of Association, the number of our directors may not be less than three or more than 15. Our board of directors comprises nine members as of the date of this annual report on Form 20-F. Appointments of new directors and remuneration payable to them are made through a majority vote of the full board of directors and approved by a requisite majority of our shareholders in attendance at each year’s annual general meeting, provided that a quorum is met.

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

In accordance with our Articles of Association, we may issue Ordinary Shares with differential rights as to voting and/or dividends up to an amount not exceeding 25% of our total issued Ordinary Share capital or such other limit as may be prescribed by applicable laws, rules or regulations. This is stricter than the requirement under the Companies Act and the Companies (Share Capital and Debentures) Rules, 2014, according to which no company may issue shares with differential rights exceeding 26% of its total post-issue paid up equity share capital including equity shares with differential rights issued at any point of time. An amendment to the Companies (Share Capital and Debenture) Rules, 2014 on June 18, 2014 clarified that the Companies Act, 1956 continues to govern equity shares with differential rights issued thereunder.

The Company, in accordance with SEBI Notification dated July 8, 2016, formulated a Dividend Distribution Policy, which was adopted by the board of directors at their meeting held on March 30, 2017. A copy of the Dividend Distribution Policy is available on our website at http://www.tatamotors.com/investors/pdf/dividend-distribution-policy.pdf, which website does not form part of this annual report on Form 20-F.

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

For the purpose of determining the shareholders, the register may be closed for periods not exceeding 45 days each year and not exceeding 30 days at any one time, subject to prior notice of at least seven days or such lesser period as may be specified by SEBI for listed companies in India. In order to determine the shareholders entitled to dividends, we generally keep the register of shareholders closed for approximately 21 days each year. Under the Listing Regulations o, we may, upon at least seven working days’ (excluding the date of intimation and the record date) advance notice to such stock exchanges, set a record date and/or close the register of shareholders in order to ascertain the identity of shareholders entitled to the dividend. The trading of shares and the delivery of certificates in respect thereof may continue while the register of shareholders is closed.

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

vii.	The buy-back in respect of shares or other specified securities other than those specified in clause vi. above is in accordance with the Companies Act. The condition mentioned in clause ii. above would not be applicable if the buy-back is for less than 10% of the total paid-up equity capital and free reserves of the company provided it has been authorized by the board of directors of the company. A company buying back its securities is required to extinguish and physically destroy the securities so bought back within seven days of the date of completion of the buy-back. Moreover, a company buying back its securities is not permitted to buy-back any securities for a period of one year from the buy-back or to issue further securities of the same kind for six months except by way of bonus issue or in the discharge of subsisting obligations such as conversion of warrants, share option schemes, sweat equity or conversion of preference shares or debentures into equity. Every buy-back has to be completed within a period of one year from the date of passing of the special resolution or resolution of the board of directors, as the case may be.

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

Rights of Holders of ‘A’ Ordinary Shares

Holders of ‘A’ Ordinary Shares are entitled to enjoy all rights and privileges that are enjoyed by holders of Ordinary Shares pursuant to applicable law and under our Articles of Association, with certain differences with respect to dividend and voting entitlements as further summarized below. Holders of our ‘A’ Ordinary Shares have the following rights:

•	Right to receive dividends, if declared. ‘A’ Ordinary Shareholders are entitled to receive dividends for any fiscal year at a rate that is five percentage points higher than the aggregate rate of dividends declared on Ordinary Shares for that fiscal year;

•	Right to attend general meetings and class meetings of all Ordinary Shareholders (including a meeting called in relation to any scheme under Sections 391/394 of the Companies Act, 1956 or as amended) and exercise voting powers, unless prohibited by law;

•	If any resolution at any such meeting is put to vote by a show of hands, each ‘A’ Ordinary Shareholder is entitled to one vote, which is the same number of votes as available to holders of Ordinary Shares;

•	If any resolution at any such meeting is put to vote on a poll, or if any resolution is put to vote by postal ballot, each ‘A’ Ordinary Shareholder is entitled to one vote for every ten ‘A’ Ordinary Shares held. Fractional voting rights of ‘A’ Ordinary Shareholders are disregarded. For example, if an ‘A’ Ordinary Shareholder holds 39 ‘A’ Ordinary Shares, such holder will be entitled to three votes. If an ‘A’ Ordinary Shareholder holds less than ten Ordinary Shares, such holder will not be entitled to vote on a poll. The class of Ordinary Shareholders includes Ordinary Shareholders and ‘A’ Ordinary Shareholders; and

•	The right to vote may be exercised by the ‘A’ Ordinary Shareholders in person or by proxy;

•	Right to receive offers for shares through a rights issue and be allotted bonus shares. Holders of ‘A’ Ordinary Shares are only entitled to further ‘A’ Ordinary Shares and such rights or bonus issue shall be made to holders of ‘A’ Ordinary Shares in amounts required to maintain the proportion of ‘A’ Ordinary Shares to Ordinary Shares prior to the issue;

•	In any scheme for amalgamation of Tata Motors Limited with or into any other entity which results in a share swap or exchange, holders of ‘A’ Ordinary Shares shall receive allotment as per the terms of such scheme and as far as possible receive shares with differential rights to voting or dividend of such other entity;

•	Where an offer is made to purchase the outstanding shares, voting rights, equity capital, share capital or voting capital of our company in accordance with SEBI (Substantial Acquisition of Shares and Takeovers) (Amendment) Regulation, 2013, or the Takeover Code, and other applicable laws, holders of ‘A’ Ordinary Shares shall have the right to receive an offer to purchase ‘A’ Ordinary Shares in the same proportion as offered to the holders of Ordinary Shares;

•	For example, where an offer is made under the Takeover Code to purchase 20% of our outstanding shares or voting rights or equity capital or share capital or voting capital, such offer shall also include an offer for 20% of the outstanding Ordinary Shares and 20% of the outstanding ‘A’ Ordinary Shares;

•	Furthermore, the pricing guidelines as specified under the Takeover Code or any other applicable laws in respect of offer for Ordinary Shares shall apply to an offer for ‘A’ Ordinary Shares and the percentage premium offered for the ‘A’ Ordinary Shares to its floor price shall be equal to the percentage premium offered for the Ordinary Shares to its floor price. The floor price for the Ordinary Shares and the floor price for the ‘A’ Ordinary Shares shall be determined in accordance with the Takeover Code;

•	All consideration to be received by the holders of ‘A’ Ordinary Shares in accordance with any such offer shall be paid in the same form and at the same time as that to be received by holders of Ordinary Shares; and

•	For the purposes of the Takeover Code, the terms “shares”, “voting rights”, “equity capital”, “share capital” or “voting capital” means and includes Ordinary Shares and ‘A’ Ordinary Shares;

•	Where our company’s promoters or any other acquirer of our company proposes at any time to voluntarily delist the Ordinary Shares in accordance with the SEBI (Delisting of Equity Shares) Regulations, 2009 from the stock exchanges on which the Ordinary Shares are listed, such promoter or acquirer shall also make a delisting offer for the ‘A’ Ordinary Shares and the percentage premium offered for the ‘A’ Ordinary Shares to its floor price shall be equal to the percentage premium offered for Ordinary Shares to its floor price;

•	Where we make an offer to purchase our securities in accordance with the SEBI (Buy-Back) of Securities Regulations, 1998 and other applicable laws, holders of ‘A’ Ordinary Shares shall have the right to receive an offer in the same proportion and on equitable pricing terms as offered to the holders of Ordinary Shares;

•	Right to receive surplus on liquidation as available to holders of Ordinary Shares and in accordance with the proportion of Ordinary Shares to ‘A’ Ordinary Shares;

•	Right to free transferability of ‘A’ Ordinary Shares; and

•	Such other rights as may be available to an ordinary shareholder of a listed public company under the Companies Act and articles of association.

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

C. Material Contracts

Except as given below, we are not a party to any material contract other than contracts entered into in the ordinary course of business as of the date of this annual report on Form 20-F:

•	The Tata Brand Equity and Business Promotion Agreement, dated December 18, 1998, incorporated by reference into this annual report on Form 20-F as Exhibit 4.1. Tata Motors Limited and certain of our subsidiaries have agreed to pay an annual subscription fee to Tata Sons which is equal to 0.15%-0.25% of annual net income (defined as net revenues exclusive of excise duties and other governmental taxes and non-operating income), subject to a ceiling of 5% of annual profit before tax (defined as profit after interest and depreciation but before income tax) based on Tata Motors Limited’s standalone financial statements prepared in accordance with Indian GAAP for participation and gain from promotion and protection of the Tata brand identity. Pursuant to the agreement, we have also undertaken certain obligations for the promotion and protection of the Tata brand licensed to us under the agreement.

•	The agreement dated January 26, 2010, entered into by Jaguar Land Rover with Dr. Ralf Speth in connection with his appointment as CEO and director. The compensation drawn by him pursuant to this agreement is shown in Item 6.B “Directors, Senior Management and Employees—Compensation”.

•	The agreement dated March 30, 2016, entered into by Tata Motors Limited with Mr. Guenter Butschek in connection with his appointment as CEO and Managing Director. The compensation drawn by him pursuant to this agreement is shown in Item 6.B “Directors, Senior Management and Employees—Compensation”.

•	The agreement effective as of November 14, 2017, entered into by Tata Motors Limited with Mr. P. B. Balaji in connection with his appointment as Group CFO. The compensation drawn by him pursuant to this agreement is shown in Item 6.B “Directors, Senior Management and Employees—Compensation”.

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

The RBI issued the Foreign Exchange Management (Transfer or Issue of Security by a Person Resident Outside India) Regulations 2017, or the Foreign Exchange Regulations, to regulate the issue of Indian securities, including ADSs, to persons resident outside India and the transfer of Indian securities by or to persons resident outside India. The Foreign Exchange Regulations provide that an Indian entity may issue securities to a person resident outside India or record in its books any transfer of security from or to such person only in the manner set forth in FEMA and the rules and regulations made thereunder or as permitted by the RBI.

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

Pricing

Under the requirements of the Consolidated FDI Policy of 2017, or the FDI Policy, which came into effect on August 28, 2017, the price of shares of a listed Indian company issued to non-residents on an automatic basis cannot be less than the price worked out in accordance with the guidelines issued by the SEBI for the preferential allotment of shares where the shares of such company are listed.

Every Indian company issuing shares or convertible debentures in accordance with the Foreign Exchange Regulations is required to submit a report to the RBI within 30 days of receipt of the consideration.

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

E. Taxation

This section describes the material U.S. federal income tax consequences to “U.S. holders” (as defined below) and the Indian stamp duty and income and goods and service tax consequences to “non-residents” (as defined below) of owning Shares or ADSs. It applies to you only if you hold your Shares or ADSs as capital assets for tax purposes. This section does not apply to you if you are a member of a special class of holders subject to special rules, including:

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

With regard to Indian tax, the following discussion addresses only the tax consequences for persons that are “non-residents” of India, as defined in the Indian Income Tax Act of 1961, as amended by the Finance Act, 2018, or the Income Tax Act, and is based on the provisions of Section 115AC and other applicable provisions of the Income Tax Act and the Depository Receipts Scheme 2014, or the 2014 Scheme, which has replaced the Issue of Foreign Currency Convertible Bonds and Ordinary Shares (Through Depository Receipt Mechanism) Scheme, 1993 promulgated by the Government of India.

For purposes of the Income Tax Act, a non-resident means a person who is not a “resident” of India. An individual is a resident of India during any fiscal year, if such person: (i) is in India in that year for 182 days or more or (ii) was in India for 365 days or more during the four preceding years and is in India for 60 days or more in that year. A firm or other association of persons is resident in India except where the control and the management of its affairs are situated wholly outside India. A company is said to be resident in India in any fiscal year if it is an Indian company or its “place of effective management”, in that year, is in India. “Place of effective management” means a place where key management and commercial decisions that are necessary for the conduct of the business of an entity as a whole are, in substance, made. The Residential test based on “place of effective management” is applicable from Fiscal 2017.

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

This discussion addresses only U.S. federal income taxation and Indian stamp duty and income and goods and service taxation. In addition, this section is based in part upon the assumption that each obligation in the deposit agreement (as amended) and any related agreement will be performed in accordance with its terms.

This summary is not intended to constitute a complete analysis of the individual tax consequences to non-resident holders for the acquisition, ownership and sale of ADSs and Shares.

Taxation of Dividends

In the descriptions below relating to Indian taxation, references to “you” are to a person resident outside India, subscribing to ADSs or Shares.

Indian Taxation

Dividends paid to you will not be subject to Indian tax. However, we have to pay a “dividend distribution tax” under section 115-O of the Income-tax Act, currently at the effective rate of 20.555% (inclusive of applicable surcharge and cess) on the amount of dividend paid out. Further, in the case of a person (other than a domestic company and certain specified trust or institutions) who is a resident in India as per the Income Tax Act, income by way of dividends from domestic companies that exceed Rs.1,000,000 in the aggregate, shall be subject to income tax at 10% per annum, per Section 115BBDA of the Income Tax Act. For taxation of such dividend, the aggregate amount in excess of Rs.1,000,000 shall be subject to income tax without any deduction with respect to any expenditure or allowance or set off of loss.

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

As per the Finance Act 2018, with effect from 1 April 2018, gain realized by you exceeding Rs.1,00,000/- in a financial year on sale of listed Shares on BSE or NSE, held for more than 12 months, will now be subject to Indian capital gains tax in accordance with a newly inserted section 112A of the Income Tax Act. The earlier exemption to such long term capital gains tax under section 10(38) of the Income Tax Act is withdrawn with certain grandfathering provisions to safeguard the interest of existing investors. The grandfathering provisions as per the newly inserted Section 112A is further discussed below for your reference. The Securities Transaction Tax (‘STT’), continues to be levied at the time of acquisition subject to exemption provided as per notification on June 5, 2017. The STT will be levied on and collected by the BSE or NSE, as applicable, on which shares are sold at the rate of 0.025% to 0.1% depending upon the nature of the transaction.

The Central Board of Direct Taxes (CBDT) vide Notification dated 04.02.2018 issued FAQs clarifying that Cost of acquisition for Long-term Capital Asset transferred on or after April 1, 2018 shall be computed as under:

For instance, computation of LTCG on shares acquired on January 1, 2017 and sold on or after April 1, 2018, is illustrated below:

Sr. No.	Scenario	Actual Cost of Acquisition (AC)	Fair Market Value on January 1, 2018 (FMV)	Deemed Cost for computing LTCG (DC)		Sale Price on or after April 1, 2018 (SP)	LTCG/ (LTCL)
1	AC<FMV<SP DC = FV	100	200	200		250	50
2	AC<FMV>SP DC = SP	100	200	200 (restricted to Sale Price 150)		150	NIL	*
3	AC>FMV<SP DC = AC	100	50	100		150	50
4	AC<FMV>SP DC = AC	100	200	100	**	50	(50)

*	As FMV is more than Sale Price, Deemed Cost is restricted to Sale Price resulting in LTCG as NIL.
**	Though FMV > Actual Cost but since Sale Price < Actual cost, Deemed Cost is restricted to Actual cost for computation of LTCG.

•	In case of listed shares on recognised stock exchange, FMV is the highest price as at January 1, 2018 and in case of unlisted shares the FMV is Net Asset Value as at March 31, 2018.

•	The said amendment is prospective in nature and thus, gains accrued on or before March 31, 2018 shall not be taxable.

Any gains realized by you on sale of listed Shares held for more than 12 months whether STT paid or not will be subject to Indian capital gains tax at the rate of 10% plus applicable surcharge on income tax and education cess at the applicable rates.

Capital gains realized in respect of Shares held by you for 12 months or less (short-term gain) on which STT is paid in the manner and rates set forth above, is subject to tax at the rate of 15% plus applicable surcharge on income tax and cess at the applicable rate. In the event that you do not pay STT, short-term gain will be subject to tax at variable rates with the maximum rate of 40% plus applicable rate of surcharge on income tax and cess at the applicable rate. The actual rate of tax on short-term gains depends on a number of factors, including your legal status and the type of income chargeable in India.

Tax on capital gains is to be deducted at source by the person paying for the shares in accordance with the relevant provisions of the Income Tax Act.

Capital Losses

Section 115AC does not address capital losses arising on a transfer of Shares. In general terms, losses arising from a transfer of a capital asset in India may only be set off against capital gains and not against any other income. A short-term capital loss may be set off against a capital gain, whether short-term or long-term. However, long-term capital loss may only be set off against long-term capital gain and not against short-term capital gain. To the extent that the losses are not absorbed in the year of transfer, you may carry it forward for a period of eight assessment years immediately succeeding the assessment year for which the loss was first determined and may set off against the capital gains assessable for such subsequent assessment years. In order to set off capital losses in this manner, you would be required to file appropriate and timely tax returns in India. The long-term capital loss arising on a sale of shares prior to 01.04.2018 in respect of which STT is paid may not be available for set-off against any capital gains. However, considering the fact that such long term capital gains will now be taxable as per newly inserted section 112A of the Act, you will be allowed to set-off such long term capital loss after April 1, 2018 against any future capital gains.

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

Fees and Other Payments Made by the Depositary to us

In Fiscal 2018, we have received US$1,640,978.56 from the depositary for standard out-of-pocket maintenance costs of our ADS program, including, but not limited to, continuing annual stock exchange listing fees, special investor promotion activities, issue-related expenses, cost for preparing and audit of IFRS accounts, legal and accounting fees associated with listing on the New York Stock Exchange, miscellaneous expenses such as costs associated with votes by ADS holders and payments made to proxy firms.

PART II

Item 13.	Defaults, Dividend Arrearages and Delinquencies

None.

Item 14.	Material Modifications to the Rights of Security Holders and Use of Proceeds

None.

Item 15.	Controls and Procedures

Disclosure Controls and Procedures

We performed an evaluation of the effectiveness of the design and operation of disclosure controls and procedures as at March 31, 2018. Based on this evaluation, our management concluded that our disclosure controls and procedures, as defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934, as amended, or the Exchange Act, were not effective as at March 31, 2018 as a result of a material weakness in our internal control over financial reporting described below.

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

Our management conducted an assessment of the effectiveness of our internal control over financial reporting based on the framework established in Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this assessment, management has concluded that a material weakness in its internal control over financial reporting existed as at March 31, 2018 and hence, the internal control over financial reporting was not effective as at March 31, 2018. A material weakness is a deficiency, or combination of deficiencies, in internal control over financial reporting such that there is a reasonable possibility that a material misstatement of our annual or interim financial statements will not be prevented or detected on a timely basis.

Details of the material weakness are set out below. Following the identification of these deficiency, management undertook additional procedures which have confirmed that the material weakness did not result in any material error with respect to the financial statements and, therefore, no adjustment to the financial statement was required.

Privileged system access at third party logistics provider

We use a third party service provider to manage logistics and finance with respect to Land Rover aftermarket parts. This service provider operates its own Information Technology (IT) system, independent of Jaguar Land Rover’s IT systems and maintains the majority of financial transactions and records relating to aftermarket parts for Land Rover vehicles, which are then used for JLR’s financial statements. Two default system accounts on the provider’s IT system had privileged access rights, including the right to process transactions and make changes to data relied upon in preparation of JLR’s financial statements with respect to Land Rover aftermarket parts and were accessed during Fiscal 2018. Whilst no evidence exists to suggest these privileged accounts were used inappropriately, and they appear only to have been accessed by relevant IT personnel, we have been unable to obtain sufficient and appropriate evidence to confirm that access to these accounts was properly governed and restricted during Fiscal 2018. These accounts had access only to the provider’s IT system and not to JLRs IT systems. However, given the pervasive nature of the access provided to these privileged accounts including, for instance, the potential to make changes to system configuration within the provider’s IT system, it is not possible to rely on a number of reports generated by the provider’s IT system with respect to data used for JLR’s financial statement preparation. While the information given by the provider is subject to additional controls and review procedures operated by JLR, these procedures are largely dependent on the data coming from the provider’s IT system. In particular, such a risk has the potential to affect recognition and measurement of revenue and the valuation accuracy of inventory in respect of Land Rover aftermarket parts.

Management perform procedures such as independent checks over inventory, validation of cash allocation and settlement of sales transactions during the year. Due to the insufficient and appropriate evidence to confirm the restricted access, Management performed additional procedures to ensure that there are no material misstatements in the financial statements as a result of this deficiency. These included a review of physical security controls and the validation of inventory valuation cost against JLR purchasing data. No material misstatements have been identified in the financial statements as a result of this deficiency.

We have also worked with the third party provider to undertake remedial measures to improve the evidence that supports the appropriate granting of the privileged access and reduce the risk of such an event occurring again. To supplement this, the third party provider has introduced a new daily automated detective control that would identify any instances where such privileged access is assigned. Checking of other, relevant third-party providers has noted no such issues.

Due to its inherent limitations, however, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions or that the degree of compliance with the policies or procedures may deteriorate.

The attestation report of KPMG, an independent registered public accounting firm, on the effectiveness of our internal control over financial reporting as at March 31, 2018, is included in our consolidated financial statements, beginning on page F-3 of this annual report on Form 20-F.

Changes in Internal Control over Financial Reporting

During the period covered by this annual report, except as discussed above, there were no changes in our internal control over financial reporting that have materially affected or are reasonably likely to materially affect our internal control over financial reporting.

Item 16A.	Audit Committee Financial Expert

Our board of directors has determined that Mr. Nasser Munjee, an independent director and a member of our Audit Committee, is an “audit committee financial expert” as defined under the applicable rules of the SEC issued pursuant to Section 407 of the Sarbanes-Oxley Act of 2002. Mr. Munjee is independent under NYSE standards.

Item 16B.	Code of Ethics

We have adopted the “Tata Code of Conduct”, hereinafter referred as to the Code, which is a written code of ethics applicable to all our employees. The Code is available at all our offices and on our website at: http://corp-content.tatamotors.com.s3-ap-southeast-1.amazonaws.com/wp-content/uploads/2015/10/tata-code-of-conduct.pdf , which website does not form part of this annual report on Form 20-F.

In August 2004, our Audit Committee adopted a Whistle Blower Policy, or the Policy, which provides a formal mechanism for all our directors and employees to approach our management (or the Audit Committee in cases where the concern involves the senior management) and make protected disclosures to management about unethical behavior, actual or suspected fraud or violations of the Code or our ethics policies. The Policy was updated on August 9, 2017, pursuant to the provisions of the Companies Act. The Policy is an extension of the Code, which requires every employee to promptly report to management any actual or possible violation of the Code or an event such director or employee becomes aware of that could affect our business or reputation. The disclosures reported are addressed in the manner and within the time frames prescribed in the Policy. The Policy is available on our website, at http://investors.tatamotors.com/pdf/whistle-blower-policy.pdf, which website does not form part of this annual report on Form 20-F.

The information contained on our websites does not constitute a part of this annual report on Form 20-F.

Item 16C.	Principal Accountant Fees and Services

Our financial statements, prepared in accordance with IFRS, are audited by KPMG, a firm registered with the Public Company Accounting Oversight Board in the United States.

KPMG has served as our independent public accountant for the year ended March 31, 2018, whereas Deloitte Haskins and Sells LLP, or DHS has served as our independent public accountant for the year ended March 31, 2017, for which audited financial statements appear in this annual report on Form 20-F. The following table presents the aggregate fees for professional services and other services rendered by KPMG and DHS and the various member firms of KPMG and Deloitte to us, including some of our subsidiaries in Fiscal 2018 and 2017.

	Year ended March 31,
	2018	2018	2017
	US$ in million	Rs. in million
Audit Fees	8.8	576.4	592.8	Audit and review of financial statements
Tax Fees	0.3	17.1	27.0	Tax audit, certification of foreign remittances and tax advisory services
All Other Fees	0.7	47.7	40.7	Other certifications and advisory services

Total	9.8	641.1	660.5

The above amount in Fiscal 2018, includes Rs.125.4 million paid to predecessor accountant, Deloitte Haskins and Sells LLP and its affiliates.

Audit Committee pre-approval for services rendered by independent accountants:

•	We have adopted a policy for pre-approval of services to be rendered by our independent accountants for us and our subsidiaries based on an elaborate procedure for ensuring auditor independence and objectivity.

•	At the beginning of each year, the Audit Committee approves the proposed services, including the nature, type and scope of services contemplated and/or the related fees to be rendered by these firms during the year.

•	In addition, Audit Committee pre-approval is also required for those engagements that may arise during the course of the year that are outside the scope of the initial services, and such fees are pre-approved by the Audit Committee.

•	We do not engage our independent accountants for ‘prohibited services’.

•	Our Audit Committee recommends the appointment and compensation of independent accountants.

•	In case of urgent requirements, our Chief Financial Officer and the Chairman of our Audit Committee jointly approve any services that may be rendered by our independent accountants or their member firms, and such services are subsequently ratified at the next Audit Committee meeting.

•	The pre-approval is not required where the fees proposed to be paid for the non-audit services do not exceed 5% of the total amount of fees paid by us to our independent accountants and their member firms during the Fiscal year, provided that such services were not recognized as non-audit services at the time of the engagement of services. Such services are also brought to the attention of the Audit Committee at the next meeting. However, in Fiscal 2018 and 2017, we obtained pre-approval for all services rendered by our independent accountant and fees from the Audit Committee.

Item 16D.	Exemptions from the Listing Standards for Audit Committees

Not applicable.

Item 16E.	Purchases of Equity Securities by the Issuer and Affiliated Purchasers

None.

Item 16F.	Change in Registrant’s Certifying Accountant

Pursuant to Section 139(2) of the Companies Act of India, 2013 (the “Companies Act”), as an Indian-listed company, TML is required to mandatorily replace its auditor once the auditor has served in this capacity for a consecutive period of ten or more years. Further, each Indian company is required to comply with this provision within three years from the date of commencement of the Companies Act. The requirement came into effect with respect to TML on April 1, 2017. Deloitte Haskins & Sells LLP (“Deloitte”), the predecessor auditor of TML, has served as TML’s auditor for a period of 11 years. Consequently, in order to ensure compliance with applicable Indian regulations, the audit committee and board of directors of TML have changed the auditor of TML for the audit period commencing on April 1, 2017.

The audit committee and board of directors of TML, at meetings on April 18, 2017, and May 23, 2017, respectively, discussed and approved the appointment of B S R & Co. LLP (“BSR”) as the successor auditor for TML and its subsidiaries for the audit period commencing April 1, 2017. BSR is an Indian limited liability partnership, with access to KPMG International’s knowledge, databases and methodologies, and also qualifies for referral practice by other member firms. While BSR will audit financial statements of TML and its subsidiaries prepared in accordance with IndAS, KPMG (“KPMG”), an Indian partnership firm, will audit financial statements of TML and its subsidiaries prepared in accordance with IFRS, and is therefore the current auditor for TML and its subsidiaries for Exchange Act reporting purposes.

Deloitte served as the statutory auditor for the quarter ended June 30, 2017, for financial statements prepared in accordance with IndAS. In accordance with the Companies Act, Deloitte’s engagement period terminated at TML’s Annual General Meeting on August 22, 2017. For purposes of Indian law, BSR’s engagement period commenced immediately upon the termination of Deloitte’s engagement. However, for purposes of applicable U.S. securities laws and regulations, Deloitte’s engagement ceased upon filing of the Fiscal 2017 Annual Report on Form 20-F with the SEC on July 28, 2017, and KPMG’s engagement period commenced as of April 1, 2017.

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

For the two fiscal years ended March 31, 2017 and 2016, and through July 28, 2017, there were no “reportable events” as that term is described in paragraphs (A) through (D) of Item 16F(a)(1)(v) of Form 20-F.

TML provided Deloitte with a copy of the disclosure it is making in the Fiscal 2017 Annual Report on Form 20-F, and requested that Deloitte furnish TML with a letter addressed to the SEC, as contemplated under Item 16F(a)(3) of Form 20-F, stating whether Deloitte agrees with the statements made by TML in this annual report on Form 20-F, and if not, the respects in which Deloitte does not agree. A copy of Deloitte’s letter to the SEC dated July 28, 2017 is attached as Exhibit 15.2 to the Fiscal 2017 Annual Report on Form 20-F filed with the SEC on July 28, 2017.

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

Independent directors

Our board of directors has determined the independence of its directors pursuant to applicable Indian listing requirements. As on June 30, 2018, five directors of our board of directors are independent directors pursuant to such requirements. Under such requirements, a non-executive director is considered independent if he/she:

i.	in the opinion of the Board, is a person of integrity and possess relevant expertise and experience;

ii.	is or was not our promoter or a promoter of our holding, subsidiary or associate company;

iii.	is not related to our promoters or directors, or of our holding, subsidiary or associate company;

iv.	apart from receiving director’s remuneration, does not have any material pecuniary relationship with us or our holding, subsidiary and associate companies or their promoters or directors, during the two immediately preceding financial years or during the current financial year;

v.	has or had no pecuniary relationship or transaction entered by their relatives with us or our holding, subsidiary or associate company, or their promoters, or directors, amounting to two per cent or more of its gross turnover or total income or fifty lakh rupees or such higher amount as may be prescribed from time to time, whichever is lower, during the two immediately preceding financial years or during the current financial year;

vi.	has neither themselves, nor whose relative(s):

A.	holds or has held the position of a key managerial personnel or is or has been an employee of our Company or its holding, subsidiary or associate company in any of the three financial years immediately preceding the financial year in which he/she is proposed to be appointed;

B.	is or has been an employee or proprietor or a partner, in any of the three financial years immediately preceding the financial year in which he/she is proposed to be appointed, of —

1.	a firm of auditors or company secretaries in practice or cost auditors of our Company or its holding, subsidiary or associate company; or

2.	any legal or a consulting firm that has or had any transaction with our Company, its holding, subsidiary or associate company amounting to ten per cent or more of the gross turnover of such firm;

C.	holds together with his/her relatives two per cent or more of the total voting power of our Company; or

D.	is a chief executive or director, by whatever name called, of any non-profit organisation that receives twenty-five per cent or more of its receipts or corpus from our Company, any of its promoters, directors or its holding, subsidiary or associate company or that holds two per cent or more of the total voting power of the listed entity;

E.	is a material supplier, service provider or customer or a lessor or lessee of our Company;

vii.	is not less than 21 years of age.

Non-management Directors’ Meetings

The NYSE listing standards require regularly scheduled executive sessions of non-management directors without management participation or regularly scheduled executive sessions consisting of only independent directors. Under applicable Indian legal requirements, one meeting on March 22, 2018 was held, displaying full attendance of only Independent Directors thereat, for the purpose of reviewing the performance of Non-Executive Non-Independent Directors, including the Chairman of the Board and the performance of the Board and Board constituted Committees, as a whole..

Please refer to Item 10.B “Additional Information—Memorandum and Articles of Association—Directors” for more information regarding our directors.

Nomination and Remuneration Committee

The NYSE listing standards require a listed company to maintain a remuneration committee, composed entirely of independent directors. Our Nomination and Remuneration Committee comprises of two independent members and one non-independent non-executive member, which is in compliance with the requirement regarding the number of independent members of the Nomination and Remuneration Committee under applicable Indian laws. We believe the constitution and main functions of our Nomination and Remuneration Committee generally comply with the spirit of the NYSE requirements for non-U.S. issuers. Please see Item 6.C “Directors, Senior Management and Employees—Board Practices—Committees” for more information regarding our Nomination and Remuneration Committee.

Item 16H.	Mine Safety Disclosure

Not applicable.

PART III

Item 17.	Financial Statements

We have responded to Item 18 in lieu of Item 17.

Item 18.	Financial Statements

The information required by this item is set forth beginning on page F-1 of this annual report on Form 20-F.

Schedule 1	Tata Motors Limited (“Parent Company”) – condensed financial information as at March 31, 2018 and 2017 and for the years ended March 31, 2018, 2017 and 2016 on page F-95 of this annual report on Form 20-F.

Item 19.	Exhibits

Exhibit Number	Description

1.1	Our Certificate of Incorporation.[3]

1.2	Our Memorandum and Articles of Association[4]; Capital Clause as amended.[5]

2.2	Form of Amended and Restated Deposit Agreement among Tata Motors Limited, Citibank, N.A., as Depositary and the holders and beneficial owners of American Depositary Shares issued thereunder, including the form of American Depositary Receipt[2]; Amendment No. 1 thereto, dated December 16, 2009.[5]

4.1	Tata Brand Equity & Business Promotion Agreement, dated December 18, 1998, between Tata Sons Limited and Tata Engineering and Locomotive Company Limited (now Tata Motors Limited).[1]

4.2	Appointment Agreement entered into with the CEO and Managing Director – Mr. Guenter Butschek [6]

4.3	Appointment Letter issued to the Group CFO – Mr. P.B. Balaji[7]

7.1	Computation of Net Debt to Shareholders’ Equity Ratio.[7]

8.1	List of our Subsidiaries.[7]

11.1	Tata Code of Conduct 2015.[6]

12.1	Certification of the Principal Executive Officer required by Rule 13a – 14(a).[7]

12.2	Certification of the Principal Financial Officer required by Rule 13a – 14(a).[7]

13.1	Certification of the Chief Executive Officer and Chief Financial Officer required by Rule 13a – 14(b) and Section 1350 of Chapter 63 of Title 18 of the United States Code. [7]

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

July 31, 2018

TATA MOTORS LIMITED

By	/s/ Guenter Butschek
Name:	Guenter Butschek
Title:	CEO & Managing Director

By	/s/ P B Balaji
Name:	P B Balaji
Title:	Tata Motors’ Group Chief Financial Officer

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

Page
Consolidated Financial Statements of Tata Motors Limited and subsidiaries :

Reports of independent registered public accounting firm	F-2-F-5
Consolidated balance sheets as of March 31, 2018 and 2017	F-6
Consolidated income statements for the years ended March 31, 2018, 2017 and 2016	F-7
Consolidated statements of comprehensive income for the years ended March 31, 2018, 2017 and 2016	F-8
Consolidated statements of cash flows for the years ended March 31, 2018, 2017 and 2016	F-9
Consolidated statements of changes in equity for the years ended March 31, 2018, 2017 and 2016	F-11
Notes to consolidated financial statements	F-14
Schedule 1 - Tata Motors Limited (“Parent Company”) - Condensed financial information as at March 31, 2018 and 2017 and for the years ended March 31, 2018, 2017 and 2016	F-94

Report of Independent Registered Public Accounting Firm

To the Shareholders and Board of Directors of

Tata Motors Limited

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated balance sheet of Tata Motors Limited and its subsidiaries (the “Company”) as of March 31, 2018, the related consolidated income statement, statement of comprehensive income, statement of cash flows, and statement of changes in equity for the year ended March 31, 2018, and the related notes and financial statement schedule 1 (collectively, the consolidated financial statements). In our opinion, the consolidated financial statement present fairly, in all material respects, the financial position of the Company as of March 31, 2018, and the results of its operations and its cash flows for the year ended March 31, 2018, in conformity with the International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS”).

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company’s internal control over financial reporting as of March 31, 2018, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission, and our report dated July, 31, 2018 expressed an adverse opinion on the effectiveness of the Company’s internal control over financial reporting.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audit provides a reasonable basis for our opinion.

We have served as the Company’s auditor since 2018.

/s/ KPMG

Mumbai, India

July 31, 2018

Report of Independent Registered Public Accounting Firm

To the Shareholders and Board of Directors of

Tata Motors Limited

Opinion on Internal Control Over Financial Reporting

We have audited Tata Motors Limited’s and subsidiairies’ (the Company) internal control over financial reporting as of March 31, 2018, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. In our opinion, because of the effect of the material weakness described below, on the achievement of the objectives of the control criteria, the Company has not maintained effective internal control over financial reporting as of March 31, 2018, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated balance sheet of the Company as of March 31, 2018, the related consolidated income statement, statement of comprehensive income, statement of cash flows, and statement of changes in equity, for the year ended March 31, 2018, and the related notes and financial statement schedule 1 (collectively, the consolidated financial statements), and our report dated July 31, 2018 expressed an unqualified opinion on those consolidated financial statements.

A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the company’s annual or interim financial statements will not be prevented or detected on a timely basis. A material weakness related to inappropriate system access restrictions at a third party logistics provider has been identified and included in management’s assessment. The material weakness was considered in determining the nature, timing, and extent of audit tests applied in our audit of the 2018 consolidated financial statements, and this report does not affect our report on those consolidated financial statements.

Basis for Opinion

The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in Item 15 under Controls and Procedures of the accompanying Form 20F titled “Management’s Annual Report on Internal Control Over Financial Reporting” . Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

Definition and Limitations of Internal Control Over Financial Reporting

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Disclaimer on Additional Information in Management’s Report

We do not express an opinion or any other form of assurance on management’s statements, included in the accompanying Item 15 titled “Management’s Annual Report on Internal Control Over Financial Reporting” referring to responsive or corrective actions taken after March 31, 2018, relative to the aforementioned material weakness in internal control over financial reporting.

/s/ KPMG

Mumbai, India

July 31, 2018

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Board of Directors of

Tata Motors Limited

Mumbai, India

We have audited the accompanying consolidated balance sheet of Tata Motors Limited and its subsidiaries (the “Company” or “Tata Motors”) as of March 31, 2017 , and the related consolidated income statements, statements of comprehensive income, statements of cash flows, and statements of changes in equity for each of the two years in the period ended March 31, 2017. Our audit also included the financial statement schedule balance sheet as of March 31, 2017, and the related income statements, statements of comprehensive income and statements of cash flows, for each of the two years in the period ended March 31, 2017, included as Schedule 1 at Item 18. These consolidated financial statements and financial statement schedule are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements and financial statement schedule based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Tata Motors Limited and its subsidiaries as of March 31, 2017 , and the results of their operations and their cash flows for each of the two years in the period ended March 31, 2017, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board. Also, in our opinion, such financial statement schedule, when considered in relation to the basic consolidated financial statements taken as a whole, present fairly, in all material respects, the information set forth therein.

/s/ Deloitte Haskins & Sells LLP

Mumbai, India

July 28, 2017

Tata Motors Limited and subsidiaries

Consolidated Balance Sheets

		As at March 31,
	Notes	2018		2018		2017
		(In millions)
ASSETS:
Current assets:
Cash and cash equivalents	3	US$	2,258.0	Rs.	147,167.5	Rs.	139,867.6
Short-term deposits			2,970.7		193,615.7		218,927.6
Finance receivables	4		1,289.1		84,016.5		68,101.2
Trade receivables			3,052.3		198,933.0		140,755.5
Investments	6		2,249.9		146,637.5		150,411.5
Other financial assets	7		896.7		58,443.6		24,647.5
Inventories	9		6,510.1		424,296.2		352,953.8
Other current assets	10		1,175.7		76,625.5		65,439.9
Current income tax assets			32.0		2,087.4		2,231.8
Investments in equity accounted investees (held for sale)	16		76.3		4,973.5		—
Assets classified as held for sale	40		396.7		25,851.9		—

Total current assets			20,907.5		1,362,648.3		1,163,336.4

Non-current assets:
Finance receivables	4		2,377.8		154,973.2		107,531.3
Investments	6		116.3		7,576.5		6,868.2
Other financial assets	8		776.3		50,592.8		36,647.7
Property, plant and equipment	12		13,048.6		850,444.1		651,199.4
Goodwill	14		17.9		1,164.5		6,733.2
Intangible assets	15		10,512.7		685,167.9		571,513.8
Investments in equity accounted investees	16		750.0		48,878.9		46,060.1
Non-current income tax assets			138.1		8,999.0		9,723.1
Deferred income taxes	17		630.1		41,064.6		44,221.7
Other non-current assets	11		374.8		24,427.4		22,811.1

Total non-current assets			28,742.6		1,873,288.9		1,503,309.6

Total assets		US$	49,650.1	Rs.	3,235,937.2	Rs.	2,666,646.0

LIABILITIES AND EQUITY:
Liabilities:
Current liabilities:
Accounts payable			12,345.2		804,601.6		610,201.4
Acceptances			752.0		49,013.4		48,342.4
Short-term borrowings and current portion of long-term debt	18		4,254.5		277,287.4		179,526.7
Other financial liabilities	20		1,827.7		119,118.6		182,202.0
Provisions	22		1,218.5		79,418.5		58,082.7
Other current liabilities	23		1,105.5		72,050.7		60,605.2
Current income tax liabilities			239.2		15,590.7		13,925.8
Liabilities directly associated with Assets classified as held for sale	40		164.2		10,701.8		—

Total current liabilities			21,906.8		1,427,782.7		1,152,886.2

Non-current liabilities:
Long-term debt	19		9,381.2		611,419.4		605,644.5
Other financial liabilities	21		427.9		27,887.4		114,664.3
Deferred income taxes	17		939.9		61,257.8		11,806.4
Provisions	22		1,680.0		109,493.3		90,025.1
Other liabilities	24		1,291.1		84,149.3		152,777.3

Total non-current liabilities			13,720.1		894,207.2		974,917.6

Total liabilities			35,626.9		2,321,989.9		2,127,803.8

Equity:
Ordinary shares	25		88.6		5,775.2		5,775.2
‘A’ Ordinary shares	25		15.6		1,017.0		1,017.0
Additional paid-in capital			4,009.3		261,303.4		261,303.4
Reserves*			9,739.6		634,764.4		529,009.9
Other components of equity	26		87.9		5,729.8		(262,908.5)

Equity attributable to shareholders of Tata Motors Limited			13,941.0		908,589.8		534,197.0
Non-controlling interests			82.2		5,357.5		4,645.2

Total equity			14,023.2		913,947.3		538,842.2

Total liabilities and equity		US$	49,650.1	Rs.	3,235,937.2	Rs.	2,666,646.0

*	Includes other comprehensive income relating to assets classified as held for sale amounting to Rs. 125.9 million as at March 31, 2018.

See accompanying notes to consolidated financial statements

Tata Motors Limited and subsidiaries

Consolidated Income Statements

			Year ended March 31,
	Notes		2018		2018		2017		2016
			(In millions, except per share amounts)
Revenues			US$	43,834.4	Rs.	2,856,910.8	Rs.	2,632,176.8	Rs.	2,682,793.8
Finance revenues				399.5		26,040.3		24,318.3		22,318.8

Total revenues				44,233.9		2,882,951.1		2,656,495.1		2,705,112.6
Change in inventories of finished goods and work-in-progress				(314.0)		(20,465.8)		(73,751.2)		(27,540.1)
Purchase of products for sale				2,440.2		159,039.9		139,245.3		128,494.6
Raw materials, components, and consumables				26,360.2		1,718,028.0		1,593,803.1		1,536,255.1
Employee cost	28			4,643.2		302,624.8		283,588.0		288,117.4
Defined benefit pension plan amendment	32			(553.7)		(36,090.1)		—		—
Depreciation and amortization				3,219.3		209,818.2		182,405.4		168,074.9
Other expenses	29			9,662.5		629,755.4		608,461.6		585,321.4
Provision/(Reversal) for loss of inventory (net of insurance recoveries)	9			(1.7)		(111.9)		(13,301.0)		16,383.9
Expenditure capitalized				(2,852.0)		(185,882.0)		(168,768.8)		(166,783.2)
Assets written off/loss on sale of assets and others (net)	15	(4)		447.2		29,148.6		11,418.6		9,477.4
Other (income)/loss (net)	30			(734.5)		(47,873.3)		(39,590.1)		(12,613.0)
Foreign exchange (gain)/loss (net)				42.3		2,758.8		13,284.8		20,588.0
Interest income				(109.3)		(7,122.4)		(5,640.7)		(7,186.6)
Interest expense (net)	31			711.4		46,365.0		42,365.7		47,912.6
Share of (profit)/loss of equity accounted investees (net)	16			(349.6)		(22,782.6)		(14,930.0)		(5,774.7)

Net income before tax				1,622.4		105,740.5		97,904.4		124,384.9
Income tax expense	17			(583.9)		(38,058.5)		(35,670.0)		(27,512.7)

Net income			US$	1,038.5	Rs.	67,682.0	Rs.	62,234.4	Rs.	96,872.2

Attributable to:
Shareholders of Tata Motors Limited				1,022.8		66,660.8		61,210.5		95,883.4
Non-controlling interests				15.7		1,021.2		1,023.9		988.8
Earnings per share:	39
Ordinary shares:
Basic			US$	0.3	Rs.	19.6	Rs.	18.0	Rs.	28.4
Diluted			US$	0.3	Rs.	19.6	Rs.	18.0	Rs.	28.4
‘A’ Ordinary shares:
Basic			US$	0.3	Rs.	19.7	Rs.	18.1	Rs.	28.5
Diluted			US$	0.3	Rs.	19.7	Rs.	18.1	Rs.	28.5

See accompanying notes to consolidated financial statements

Tata Motors Limited and subsidiaries

Consolidated Statements of Comprehensive Income

	Year ended March 31,
	2018		2018		2017		2016
	(In millions)
Net income	US$	1,038.5	Rs.	67,682.0	Rs.	62,234.4	Rs.	96,872.2
Other comprehensive income :
(i) Items that will not be reclassified subsequently to profit and loss :
Remeasurement gains and (losses) on defined benefit obligations (net)		717.3		46,751.0		(78,045.0)		49,062.3
Share of remeasurement gains and (losses) on defined benefit obligations (net) of equity accounted investees		(0.7)		(47.5)		(40.0)		(8.7)
Income tax relating to items that will not be reclassified subsequently		(116.8)		(7,613.9)		12,407.4		(11,402.1)

		599.8		39,089.6		(65,677.6)		37,651.5

(ii) Items that may be reclassified subsequently to profit and loss :
Currency translation differences		1,480.4		96,484.5		(94,148.0)		16,856.7
Gain/(loss) on cash flow hedges (net)		3,176.9		207,055.7		(157,447.3)		5,370.3
Available-for-sale investments		6.1		399.6		752.6		4.7
Share of other comprehensive income of equity accounted investees		62.1		4,044.2		(3,047.0)		291.1
Income tax relating to items that may be reclassified subsequently		(599.5)		(39,069.7)		29,298.9		(1,637.1)

		4,126.0		268,914.3		(224,590.8)		20,885.7

Other comprehensive income/(loss) for the year, net of tax (i+ii)		4,725.8		308,003.9		(290,268.4)		58,537.2

Total comprehensive income/(loss) for the year	US$	5,764.3	Rs.	375,685.9	Rs.	(228,034.0)	Rs.	155,409.4

Attributable to:
Shareholders of Tata Motors Limited		5,744.5		374,392.8		(228,715.6)		154,323.2
Non-controlling interests		19.8		1,293.1		681.6		1,086.2

See accompanying notes to consolidated financial statements

Tata Motors Limited and subsidiaries

Consolidated Statements of Cash Flows

	Year ended March 31,
	2018		2018	2017	2016
	(In millions)
Cash flows from operating activities:
Net income	US$	1,038.5	Rs. 67,682.0	Rs. 62,234.4	Rs. 96,872.2
Adjustments for:
Depreciation and amortization expense		3,219.3	209,818.2	182,405.4	168,074.9
Inventory write-down/(reversals)		93.2	6,074.2	(4,579.1)	25,012.2
Allowances for finance receivables		3.9	255.2	5,653.5	8,600.3
Defined benefit pension plan ammendment		(553.7)	(36,090.1)	—	—
Allowances for trade and other receivables		2.2	145.7	1,706.0	6,719.1
Impairment of Goodwill		—	—	142.5	—
Share of (profit)/loss of equity accounted investees (net)		(349.6)	(22,782.6)	(14,930.0)	(5,774.7)
Loss on sale of assets/assets written off and others (net)		365.6	23,825.5	11,418.6	9,477.4
(Gain) on sale/loss on fair valuation of available-for-sale investments (net)		(24.0)	(1,561.7)	(1,826.0)	(1,813.9)
(Gain)/Loss on change in fair value of commodity derivatives		2.6	170.9	(12,973.4)	5,818.7
Fair value gain on disposal of joint venture		(2.9)	(190.6)	—	—
Foreign exchange (gain)/loss (net)		41.0	2,673.5	(12,840.5)	1,507.9
Income tax expense		583.9	38,058.5	35,670.0	27,512.7
Interest expense		711.4	46,365.0	42,365.7	47,912.6
Interest income		(109.3)	(7,122.4)	(5,640.7)	(7,186.6)
Dividend income and income on mutual funds		(2.4)	(157.7)	(105.1)	(422.7)
Gain on fair value of below market interest loans		(0.9)	(60.2)	(465.2)	(508.1)
Non-cash dividend income on mutual funds		—	—	—	(24.0)

Cash flows from operating activities before changes in following assets and liabilities		5,018.8	327,103.4	288,236.1	381,778.0
Trade receivables		(663.8)	(43,265.8)	(23,677.8)	(7,945.6)
Finance receivables		(976.0)	(63,612.2)	(17,916.3)	(13,954.5)
Other financial assets		(517.5)	(33,730.5)	(1,193.2)	(4,066.1)
Other current assets		27.9	1,820.0	(7,700.4)	1,373.3
Inventories		(546.3)	(35,604.3)	(66,309.4)	(57,341.5)
Other non-current assets		(4.7)	(307.6)	(4,292.0)	(1,100.4)
Accounts payable		1,113.4	72,565.7	84,935.1	40,776.5
Acceptances		9.7	631.0	8,527.3	(974.3)
Other current liabilities		86.4	5,631.7	7,854.0	8,359.4
Other financial liabilities		236.6	15,419.8	7,651.3	7,292.2
Other non-current liabilities		(719.3)	(46,878.3)	16,348.7	27,586.4
Provisions		1,058.8	69,012.9	29,594.9	13,327.4

Cash generated from operations		4,124.0	268,785.8	322,058.3	395,110.8
Income tax paid (net)		(463.5)	(30,211.6)	(18,951.0)	(20,397.8)

Net cash provided by operating activities		3,660.5	238,574.2	303,107.3	374,713.0

Cash flows from investing activities:
Deposits with banks/financial institutions		(7,344.6)	(478,682.9)	(447,429.4)	(434,418.0)
Realization of deposits with banks / financial institutions		8,031.3	523,438.0	334,465.5	414,663.0
(Purchase)/sale of available-for-sale investments (net)		362.3	23,610.9	19,143.8	(47,147.3)
Purchases of available-for-sale investments/other investments		(50.4)	(3,287.8)	(63.6)	(128.7)
Proceeds from sale of available-for-sale investments/other investments		3.0	194.3	506.1	892.1
Excess of cash acquired on acquisition of subsidiary company		2.2	144.5	—	—

Tata Motors Limited and subsidiaries

Consolidated Statements of Cash Flows

	Year ended March 31,
	2018		2018	2017	2016
	(In millions)
Deposits of margin money and other restricted deposits	US$	(60.1)	Rs.(3,917.6)	Rs.(4,192.5)	Rs.(57,287.5)
Realization of margin money and other restricted deposits		32.7	2,134.0	7,862.2	55,327.0
(Increase)/decrease in short term inter-corporate deposits		—	—	300.0	650.0
Loan to others		—	—	(97.8)	(7.5)
Repayment of loan by others		—	—	7.5	83.3
Repayments of loan by joint operation		—	—	1,325.0	—
Investments in equity accounted investees		(0.6)	(42.1)	(1,069.5)	—
Dividends received from equity accounted investees		273.4	17,816.4	6,091.9	154.2
Interest received		105.9	6,904.7	6,381.8	7,309.6
Dividend received		2.4	157.7	105.1	422.7
Payments for property, plant and equipment		(3,048.0)	(198,654.3)	(162,798.7)	(159,537.9)
Proceeds from sale of property, plant and equipment		4.6	303.0	533.9	588.4
Payments for intangible assets		(2,334.3)	(152,134.9)	(143,798.9)	(152,064.7)

Net cash used in investing activities		(4,020.2)	(262,016.1)	(382,727.6)	(370,501.3)

Cash flows from financing activities:
Proceeds from issuance of shares		—	— *	45.5	74,904.8
Proceeds from issuance of shares to non-controlling interests shareholders		—	—	6.2	1.9
Shares issuance costs		—	—	—	(572.6)
Dividends paid (including dividend distribution tax)		—	—	(730.0)	—
Dividends paid to non-controlling interests shareholders of subsidiaries (including dividend distribution tax)		(8.6)	(559.7)	(482.2)	(1,058.6)
Interest paid		(830.2)	(54,106.4)	(52,223.8)	(56,068.2)
Proceeds from issuance of short-term debt		2,302.8	150,087.3	150,052.6	84,602.0
Repayment of short-term debt		(2,973.0)	(193,766.2)	(117,537.1)	(90,004.4)
Net change in other short-term debt (with maturity up to three months)		1,124.4	73,282.4	(7,662.5)	(13,377.4)
Proceeds from issuance of long-term debt		2,333.9	152,108.8	183,845.2	110,587.0
Repayments of long-term debt		(1,624.4)	(105,872.5)	(92,121.3)	(145,854.8)
Debt issuance cost		(10.1)	(656.7)	(1,139.6)	(1,088.4)
Distribution to non-controlling interests		(6.1)	(399.9)	—	—

Net cash provided by/(used in) financing activities		308.7	20,117.1	62,053.0	(37,928.7)

Net change in cash and cash equivalents		(51.0)	(3,324.8)	(17,567.3)	(33,717.0)
Classified as held for sale		(37.4)	(2,439.4)	—	—
Effect of foreign exchange on cash and cash equivalents		200.4	13,064.1	(14,101.2)	7,822.2
Cash and cash equivalents, beginning of the year		2,146.0	139,867.6	171,536.1	197,430.9

Cash and cash equivalents, end of the year	US$	2,258.0	Rs.147,167.5	Rs.139,867.6	Rs.171,536.1

Non-cash transactions:
Liability towards property, plant and equipment and intangible assets purchased on credit/deferred credit	US$	1,280.6	Rs.83,465.4	Rs.33,463.5	Rs.37,960.4
Increase/(decrease) in liabilities arising from financing activities on account of non-cash transactions:
Exchange differences	US$	424.7	Rs.27,680.3
Classified as held for sale	US$	(21.9)	Rs.(1,425.5)
Amortisation of prepaid discounting charges	US$	31.1	Rs.2,027.0

*	less than Rs. 50,000

See accompanying notes to consolidated financial statements

Tata Motors Limited and subsidiaries

Consolidated statements of changes in equity

For each of the years ended March 31, 2018, 2017 and 2016

						Other components of equity						Reserves*
	Share capital			Additional paid-in capital		Currency translation reserve		Available- for-sale investments		Hedging reserve		Capital redemption reserve		Debenture redemption reserve		Reserve for research and human resource development		Special reserve		Earned surplus reserve		Retained earnings		Equity attributable to shareholders of Tata Motors Limited			Non-controlling interests		Total equity
	(In millions)
Balance as at April 1, 2017	Rs.	6,792.2		Rs.	261,303.4	Rs.	(50,933.2)	Rs.	1,062.8	Rs.	(213,038.1)	Rs.	22.8	Rs.	10,859.5	Rs.	1,644.3	Rs.	2,924.5	Rs.	317.1	Rs.	513,241.7	Rs.	534,197.0		Rs.	4,645.2	Rs.	538,842.2
Income for the year																							66,660.8		66,660.8			1,021.2		67,682.0
Other comprehensive income /(loss) for the year							100,322.0		359.3		167,957.0												39,093.7		307,732.0			271.9		308,003.9

Total comprehensive income/(loss) for the year		—			—		100,322.0		359.3		167,957.0		—		—		—		—		—		105,754.5		374,392.8			1,293.1		375,685.9

Issue of shares held in abeyance		0.0	**		—		—		—		—		—		—		—		—		—		—		0.0	**		—		0.0 **
Non-controlling interest on Acquisitions during the year																									—			986.2		986.2
Distribution to non-controlling interest																												(399.9)		(399.9)
Changes to non-controlling interest																												(607.4)		(607.4)
Dividend paid (including dividend tax)																									—			(559.7)		(559.7)
Transfer (from)/to retained earnings																	349.6		869.7		118.8		(1,338.1)		—					—

Balance as at March 31, 2018	Rs.	6,792.2		Rs.	261,303.4	Rs.	49,388.8	Rs.	1,422.1	Rs.	(45,081.1)	Rs.	22.8	Rs.	10,859.5	Rs.	1,993.9	Rs.	3,794.2	Rs.	435.9	Rs.	617,658.1	Rs.	908,589.8		Rs.	5,357.5	Rs.	913,947.3

										Rs.	5,729.8											Rs.	634,764.4

	US$	104.2		US$	4,009.3	US$	757.8	US$	21.8	US$	(691.7)	US$	0.3	US$	166.6	US$	30.6	US$	58.5	US$	6.7	US$	9,476.9	US$	13,941.0		US$	82.2	US$	14,023.2

										US$	87.9											US$	9,739.6

*	Refer to note 27
**	Less than Rs.50,000

See accompanying notes to consolidated financial statements

					Other components of equity						Reserves*
	Share capital		Additional paid-in capital		Currency translation reserve		Available- for-sale investments		Hedging reserve		Capital redemption reserve		Debenture redemption reserve		Reserve for research and human resource development		Special reserve		Earned surplus reserve		Retained earnings		Equity attributable to shareholders of Tata Motors Limited		Non-controlling interests		Total equity
	(In millions)
Balance as at April 1, 2016	Rs.	6,791.8	Rs.	261,258.3	Rs.	45,936.6	Rs.	274.6	Rs.	(84,860.0)	Rs.	22.8	Rs.	10,421.6	Rs.	1,644.3	Rs.	2,924.5	Rs.	235.3	Rs.	518,947.3	Rs.	763,597.1	Rs.	4,439.6	Rs.	768,036.7
Income for the year																						61,210.5		61,210.5		1,023.9		62,234.4
Other comprehensive income /(loss) for the year						(96,869.8)		788.2		(128,178.1)												(65,666.4)		(289,926.1)		(342.3)		(290,268.4)

Total comprehensive income for the year		—		—		(96,869.8)		788.2		(128,178.1)		—		—		—		—		—		(4,455.9)		(228,715.6)		681.6		(228,034.0)

Issue of shares held in abeyance		0.4		45.1																				45.5				45.5
Shares issued to non-controlling interests																								—		6.2		6.2
Dividend paid (including dividend tax)																						(730.0)		(730.0)		(482.2)		(1,212.2)
Transfer to debenture redemption reserve														437.9								(437.9)		—				—
Transfer to earned surplus reserve																				81.8		(81.8)		—				—

Balance as at March 31, 2017	Rs.	6,792.2	Rs.	261,303.4	Rs.	(50,933.2)	Rs.	1,062.8	Rs.	(213,038.1)	Rs.	22.8	Rs.	10,859.5	Rs.	1,644.3	Rs.	2,924.5	Rs.	317.1	Rs.	513,241.7	Rs.	534,197.0	Rs.	4,645.2	Rs.	538,842.2

									Rs.	(262,908.5)											Rs.	529,009.9

*	Refer to note 27

See accompanying notes to consolidated financial statements

					Other components of equity						Reserves*
	Share capital		Additional paid-in capital		Currency translation reserve		Available- for-sale investments		Hedging reserve		Capital redemption reserve		Debenture redemption reserve		Reserve for research and human resource development		Special reserve		Earned surplus reserve		Retained earnings		Equity attributable to shareholders of Tata Motors Limited		Non-controlling interests		Total equity
	(In millions)
Balance as at April 1, 2015	Rs.	6,437.8	Rs.	187,280.1	Rs.	28,887.9	Rs.	280.6	Rs.	(88,603.2)	Rs.	22.8	Rs.	10,421.6	Rs.	1,644.3	Rs.	2,695.8	Rs.	140.0	Rs.	385,734.0	Rs.	534,941.7	Rs.	4,410.1	Rs.	539,351.8
Income for the year																						95,883.4		95,883.4		988.8		96,872.2
Other comprehensive income /(loss) for the year						17,048.7		(6.0)		3,743.2												37,653.9		58,439.8		97.4		58,537.2

Total comprehensive income for the year		—		—		17,048.7		(6.0)		3,743.2		—		—		—		—		—		133,537.3		154,323.2		1,086.2		155,409.4

Issue of shares pursuant to Rights (net of issue expenses of Rs. 572.6 million)		354.0		73,978.2																				74,332.2				74,332.2
Shares issued to non-controlling interests																								—		1.9		1.9
Dividend paid (including dividend tax)																								—		(1,058.6)		(1,058.6)
Transfer to earned surplus reserve																				95.3		(95.3)		—				—
Transfer to special reserve																		228.7				(228.7)		—				—

Balance as at March 31, 2016	Rs.	6,791.8	Rs.	261,258.3	Rs.	45,936.6	Rs.	274.6	Rs.	(84,860.0)	Rs.	22.8	Rs.	10,421.6	Rs.	1,644.3	Rs.	2,924.5	Rs.	235.3	Rs.	518,947.3	Rs.	763,597.1	Rs.	4,439.6	Rs.	768,036.7

									Rs.	(38,648.8)											Rs.	534,195.8

*	Refer to note 27

See accompanying notes to consolidated financial statements

Tata Motors Limited and subsidiaries

Notes to Consolidated Financial Statements

1.	Background and operations

Tata Motors Limited and its subsidiaries and joint operations, (collectively referred to as “the Company” or “Tata Motors”), designs, manufactures and sells a wide range of automotive vehicles. The Company provides financing for the vehicles sold by dealers of the Company in certain markets. The Company also manufactures engines for industrial and marine applications, aggregates such as axles and transmissions for commercial vehicles and factory automation equipment, and provides information technology services.

Tata Motors Limited is a public limited company incorporated and domiciled in India and has its registered office at Mumbai, Maharashtra, India.

The Company’s subsidiaries include the Jaguar Land Rover business (referred to as JLR or Jaguar Land Rover).

As on March 31, 2018, Tata Sons Limited (or Tata Sons), together with its subsidiaries, owns 36.46% of the Ordinary shares and 0.09% of ‘A’ Ordinary shares of Tata Motors Limited, and has the ability to significantly influence the Company’s operations (refer note 25 for voting rights relating to Ordinary shares and ‘A’ Ordinary shares).

The consolidated financial statements were approved by the Board of Directors and authorized for issue on July 31, 2018.

2.	Significant accounting policies

a.	Statement of compliance

These consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (referred to as “IFRS”) as issued by the International Accounting Standards Board (referred to as “IASB”).

b.	Basis of preparation

The consolidated financial statements have been prepared on historical cost basis except for certain financial instruments measured at fair value at the end of each reporting period as explained in the accounting policies below.

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

Associates

Associates are those entities in which the Company has significant influence. Significant influence is the power to participate in the financial and operating policy decisions of the investee but not control or joint control of those policies. Significant influence is presumed to exist when the Company holds between 20 and 50 percent of the voting power of another entity. The results, assets and liabilities of associates are incorporated in these financial statements using the equity method of accounting as described below.

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

d.	Business Combinations

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

In particular, information about significant areas of estimation uncertainty and critical judgments in applying accounting policies that have the most significant effect on the amounts recognized in the financial statements are included in the following notes:

i)	Note 12 and 15 – Property, plant and equipment and intangible assets - useful lives and impairment, product development costs – capitalization

ii)	Note 14 – Impairment of goodwill

iii)	Note 15 – Impairment of indefinite life intangible assets

iv)	Note 17 – Recoverability/recognition of deferred tax assets

v)	Note 22 – Provision for product warranty

vi)	Note 32 – Measurement of assets and obligations relating to employee benefits

vii)	Note 5 – Allowances for credit losses for finance receivables
viii)	Estimated discounts/incentives required to be paid to dealers on retail of vehicles Previously wholesaled

f.	Revenue recognition

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

For sale with repurchase agreements, revenue is measured as the difference between initial sale price and agreed repurchase price. Such revenue is recognized on a straight line basis over the terms of the agreement.

If the sale of products includes a determinable amount for subsequent services (multiple component contracts) the related revenues are deferred and recognized as income over the relevant service period. Amounts are normally recognized as income by reference to the pattern of related expenditure.

Incentives are recognized when there is reasonable assurance that the Company will comply with the conditions and the incentive will be received. Incentives are recorded at fair value where applicable. Revenues include incentives of Rs. 8,929.6 million, Rs. 9,302.2 million and Rs.20,814.4 million for the years ended March 31, 2018, 2017 and 2016, respectively.

During the years ended March 31, 2018, 2017 and 2016, Rs.4,746.4 million, Rs.5,610.4 million and Rs.9,960.8 million, respectively (included above), were received by a foreign subsidiary as an indirect tax incentive that requires the subsidiary to meet certain criteria relating to vehicle efficiency and investment in engineering and research and development. The indirect tax incentive received is reduced from indirect tax, which in turn is netted off against Revenue. The incentive is provided as a partial off set to the higher sales tax payable following implementation of new legislation.

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

i) Product warranty expenses

The estimated liability for product warranties is recorded when products are sold. These estimates are established using historical information on the nature, frequency and average cost of warranty claims and management estimates regarding possible future incidences based on actions on product failures. The timing of outflows will vary as and when warranty claim will arise, being typically up to six years.

The Company also has back-to-back contractual arrangement with its suppliers in the event that a vehicle fault is proven to be a supplier’s fault. Estimates are made of the expected reimbursement claim based upon historical levels of recoveries from supplier, adjusted for inflation and applied to the population of vehicles under warranty as on balance sheet date. Supplier reimbursements are recognized as separate asset.

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

Exchange differences arising from the translation of foreign operation previously recognized in currency translation reserve in equity are not reclassified from equity to the income statement until the disposal of such operation.

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

Current and Deferred tax assets and liabilities are offset when there is a legally enforceable right to set off current tax assets against current tax liabilities and when they relate to income taxes levied by the same taxation authority and the Company intends to settle its current tax assets and liabilities on a net basis.

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

Depreciation is provided on a straight-line basis over estimated useful lives of the assets. Estimated useful lives of the assets are as follows:

Type of Asset	Estimated useful life
Buildings	20 to 60 years
Plant and equipment	3 to 30 years
Computers	3 to 6 years
Vehicles	3 to 11 years
Furniture and fixtures	3 to 21 years

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

Amortization is provided on a straight-line basis over estimated useful lives of the intangible assets as per details below

Type of Asset	Estimated amortization period
Patents and technological know-how	2 to 12 years
Customer related intangibles–Dealer network	20 years
Intellectual property rights	3 to 10 years
Software	1 to 8 years

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

Product development cost is amortized over a period of 24 months to 120 months or on the basis of actual production or planned production volume (whichever is higher) over such period.

Capitalized development expenditure is measured at cost less accumulated amortization and accumulated impairment, if any.

In Fiscal 2018, assets written off/loss on sale of assets and others (net) amounting to Rs. 29,148 million has been presented as a separate line in the income statement. Previously, these were included and presented in the income statement within the line item “Other (income)/loss (net). The change in presentation has been retrospectively applied for all the periods presented.

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

Assets taken on operating lease

Leases other than finance leases are operating leases which are not recognized on the Company’s balance sheet. Payments made under operating leases are recognized in the income statement on a straight-line basis over the term of the lease.

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

The Jaguar Land Rover subsidiaries operate several defined benefit pension plans, which were contracted out of the second state pension scheme until April 5, 2016. The assets of the plan are held in separate trustee administered funds. The plans provide for monthly pension after retirement as per salary drawn and service period as set out in rules of each fund.

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

Tata Motors Limited and its subsidiaries and joint operations in India have an obligation towards gratuity, a defined benefit retirement plan covering eligible employees. The plan provides for a lump-sum payment to vested employees at retirement, death while in employment or on termination of employment of an amount equivalent to 15 to 30 days salary payable for each completed year of service. Vesting occurs upon completion of five years of service. Tata Motors Limited and such subsidiaries make annual contributions to gratuity funds established as trusts or insurance companies. Tata Motors Limited and its subsidiaries and joint operations in India account for the liability for gratuity benefits payable in the future based on an actuarial valuation.

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

In accordance with Indian law, eligible employees of Tata Motors Limited and some of its subsidiaries and joint operations are entitled to receive benefits in respect of provident fund, a defined contribution plan, in which both employees and the Company make monthly contributions at a specified percentage of the covered employees’ salary (currently 12% of employees’ salary). The contributions, as specified under the law, are made to the provident fund and pension fund set up as an irrevocable trust by Tata Motors Limited and its subsidiaries or to respective Regional Provident Fund Commissioner and the Central Provident Fund under the State Pension scheme. The interest rate payable to the members of the trust shall not be lower than the statutory rate of interest declared by the Central Government under the Employees Provident Funds and Miscellaneous Provisions Act, 1952 and shortfall, if any, shall be made good by the Company. The liability in respect of the shortfall of interest earnings of the Fund is determined on the basis of an actuarial valuation. The interest guarantee is considered to be defined benefit.There is no shortfall as at March 31, 2018.

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

Tata Motors Limited and some of its subsidiaries and joint operations provide for the encashment of leave or leave with pay subject to certain rules. The employees are entitled to accumulate leave subject to certain limits, for future encashment. The liability is provided based on the number of days of unutilised leave at each balance sheet date on the basis of an actuarial valuation.

ix)	Remeasurement gains and losses

Remeasurement comprising actuarial gains and losses, the effect of the asset ceiling and the return on assets (excluding interest) relating to retirement benefit plans, are recognized directly in other comprehensive income in the period in which they arise. Remeasurement recorded in other comprehensive income is not reclassified to income statement.

Actuarial gains and losses relating to long-term employee benefits are recognized in the income statement in the period in which they arise.

x)	Measurement date

The measurement date of retirement plans is March 31.

xi)	The Present value of the defined benefit liability and the related current service cost and past service cost are measured using Projected Unit Credit Method.

r.	Dividends

Any dividend declared or paid by Tata Motors Limited for any financial year is based on the profits available for distribution as reported in the unconsolidated statutory financial statements of Tata Motors Limited (Standalone) prepared in accordance with Generally Accepted Accounting Principles in India. Indian law permits the declaration and payment of dividend out of profits for the year or previous financial year(s) as stated in the statutory financial statements of Tata Motors Limited (Standalone) prepared in accordance with Generally Accepted Accounting Principles in India after providing for depreciation in accordance with the provisions of Schedule II to the Companies Act. However, in the absence or inadequacy of the said profits, it may declare dividend out of free reserves, subject to certain conditions as prescribed under the Companies (Declaration and payment of Dividend) Rules, 2014. Accordingly, in certain years the net income reported in these financial statements may not be fully distributable. The amount available for distribution is Rs.Nil as at March 31, 2018.

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

The Company uses foreign currency forward contracts, foreign currency option contracts and borrowings denominated in foreign currency to hedge its risks associated with foreign currency fluctuations relating to highly probable forecast transactions and repayment of borrowings in foreign currency. The Company designates these forward and option contracts and borrowings denominated in foreign currency in a cash flow hedging relationship by applying the hedge accounting principles.

These forward and option contracts are stated at fair value at each reporting date. Changes in the fair value of these forward and option contracts that are designated and effective as hedges of future cash flows are recognized in other comprehensive income (net of tax) and the ineffective portion is recognized immediately in the consolidated income statement under ‘Foreign exchange (gain)/loss’. The effective portion of changes in the carrying value of foreign currency borrowings that are designated and effective hedges, arising from changes in the foreign currency spot rates are recognized in other comprehensive income (net of tax). Amounts accumulated in equity relating to revenues and purchases of Raw materials are reclassified to income statement, in the periods in which the forecasted transactions occurs.

In Fiscal 2017, foreign exchange in respect of revenues and purchases of raw materials, respectively which has been reclassified from Hedging reserve to Income Statement, has been included and presented as part of “Revenues” and “Raw Materials, Components and Consumables”, respectively. Previously these were included and presented in the Income statement within the line item “Foreign exchange (gain)/loss”. The change in presentation has been retrospectively applied to all the periods presented and accordingly foreign exchange gain of Rs.7,690.6 million in respect of revenues and foreign exchange loss of Rs.25,570.8 million in respect of purchases of raw materials, which has been reclassified from Hedging reserve to Income statement in the year ended March 31, 2016, have been reclassified and included as part of “Revenues” and “Raw Materials, Components and Consumables”, respectively. The change in presentation does not affect Net Income, Total comprehensive income and earnings per share.

For options, the time value is not considered part of the hedge, and this is treated as an ineffective portion of hedge and any changes attributable to changes in time value are recognized immediately in the consolidated income statement.

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

v.	Cash and cash equivalents

Cash and cash equivalents are short-term (three months or less from the date of acquisition), highly liquid investments that are readily convertible into cash and which are subject to an insignificant risk of changes in value.

w.	Recent accounting pronouncements

New Accounting pronouncements affecting amounts reported and /or disclosures in the financial statements

The Company has not applied the following new and revised IFRSs that have been issued but are not yet effective.

IFRS 9	Financial Instruments[1]
IFRS 15	Revenue from Contracts with Customers[1]
IFRS 16	Leases[2]
Amendments to IFRS 10 & IAS 28	Sale or Contribution of Assets between an Investor and its Associate or Joint Venture[3]
Amendment to IFRS 2	Share-based Payment[1]
IFRIC 22	Foreign Currency Transactions and Advance Consideration[1]
Amendments to IAS 40	Investment Property[1]
IFRS 17	Insurance Contracts[4]
IFRIC 23	Uncertainty over Income Tax Treatments[2]

[1]	Effective for annual periods beginning on or after January 1, 2018
[2]	Effective for annual periods beginning on or after January 1, 2019
[3]	The IASB has postponed indefinitely the effective date, with early adoption permitted
[4]	Effective for annual periods beginning on or after January 1, 2021

IFRS 9 – Financial Instruments

In July 2014, the IASB issued IFRS 9 Financial Instruments, which included changes in the classification and measurement of financial instruments, expected loss impairment model, hedge accounting.

The new impairment model requires the recognition of impairment provision based on expected credit losses rather than only incurred credit losses as under IAS 39. The Company has assessed that the impairment model for its finance receivables will have to factor certain future probable events and changes in the current internal factors such as collection efficiency and external macro -economic factors affecting probability of defaults and collections. Based on this assessment, estimated decrease in the opening retained earnings as a result of factoring future probable events in the provisioning for finance receivables is Rs.177.8 million as at April 1, 2018, which is not significant. The Company has assessed and concluded that there will be no change in the provisioning for its trade receivables as a result of adoption of IFRS 9.

The new hedge accounting requirement will align more closely with the Company’s risk management practices. More hedge relationships might be eligible for hedge accounting as the standard introduces a more principles-based approach. The Company has undertaken an assessment of its IAS 39 hedge relationships against the requirements of IFRS 9 and concluded that its current hedge relationships will qualify as continuing hedges upon the adoption of IFRS 9. The Company has identified a change with respect to the treatment of the cost of hedging, specifically the time value of the foreign exchange options and foreign currency basis spread included in the foreign exchange forwards. The Company has assessed and concluded that the time value of foreign exchange options and the foreign currency basis included in the foreign exchange forwards will be recorded as a separate component in the statement of comprehensive income.

Under the transition rules of IFRS 9, the Company will restate income statement and statement of comprehensive income for accounting of the time value of options and has voluntarily chosen to apply retrospectively, accounting for cross-currency basis spread.

The expected impact on initial application of IFRS 9 is summarized below,

				(Rs. in millions)
	Changes as at March 31,			Reason for change
Balance sheet item	2016 (unaudited)	2017 (unaudited)	2018 (unaudited)
Retained Earnings	3,179.0	(82.0)	(1,432.4)	Time value of options recognized in Hedge Reserve as per IFRS 9
Hedge reserve	837.6	8,490.6	7,088.9	Cross currency basis spread adjustment recognized in cost of Hedge Reserve as per IFRS 9
Cost of hedge reserve	(4,016.6)	(8,408.6)	(5,656.5)	Time value of options and cross currency basis spread adjustment recognized as a separate component of OCI

IFRS 9 establishes three primary measurement categories for financial assets: amortised cost, fair value through other comprehensive income and fair value through profit or loss. The standard eliminates the existing categories under IAS 39 of held to maturity, loans and receivables, and available for sale. The basis of classification under IFRS 9 depends on the entity’s business model and nature of cash flows.

Unquoted equity instruments are required to be carried at fair value through income statement or other comprehensive income as per IFRS 9. The Company has certain unquoted equity instruments that are held for medium and long term strategic purpose. The Company has assessed that the range of possible fair values derived for its unquoted equity instruments is wide and as a result cost represents the best estimate of the fair value within that range.

The new standard also introduces expanded disclosure requirements and changes in presentation. These are expected to change the nature and extent of the Company’s disclosures about its financial instruments on adoption of the new standard.

IFRS 15 – Revenue from Contracts with Customers

The standard outlines a single comprehensive model for entities to use in accounting for revenue arising from contracts with customers and supersedes most current revenue recognition guidance, including industry-specific guidance. The core principle of the new standard is to recognize revenue to depict the transfer of goods or services to customers in amounts that reflect the consideration (that is, payment) to which the company expects to be entitled in exchange for those goods or services. The new standard also will result in enhanced disclosures about revenue, provide guidance for transactions that were not previously addressed comprehensively (for example, service revenue and contract modifications) and improve guidance for multiple-element arrangements.

The Company has adopted IFRS 15 w.e.f April 1, 2018, with a modified retrospective approach. The cumulative effect of initially applying this Standard will be recorded as an adjustment to the opening balance of retained earnings, which is not material. The figures for the comparative periods will not be restated/reclassified.

The standard provides additional guidance which will result in reclassification to or from revenue, other income and other expenses.

The Company makes transport arrangements for delivering its vehicles to the customers. The gross consideration received in respect of these arrangements are presented in revenue whereas the costs associated with these arrangements are presented within other expenses in the income statement. In accordance with IFRS 15, the consideration received in respect of such arrangements will be recognized net of their costs within revenues in the income statement.

Certain payouts made to customers such as infrastructure support are to be treated as variable components of consideration and therefore in accordance with IFRS 15, will be recognized as revenue deductions in future. These costs have been reported within other expenses.

Incentives received from Government are currently included within Revenue. As per IFRS 15, the incentives received will not form part of revenue and hence will be included within other income.

IFRS 16 – Leases

In January 2016, the IASB issued IFRS 16 - Leases, which sets out the principles for the recognition, measurement, presentation and disclosure of leases for both parties to a contract and replaces the previous standard on leasing, IAS 17 - Leases. IFRS 16, which is not applicable to service contracts, but only applicable to leases or lease components of a contract, defines a lease as a contract that conveys to the customer (lessee) the right to use an asset for a period of time in exchange for consideration. IFRS 16 eliminates the classification of leases for the lessee as either operating leases or finance leases as required by IAS 17 and instead, introduces a single lessee accounting model whereby a lessee is required to recognize assets and liabilities for all leases with a term that is greater than 12 months, unless the underlying asset is of low value, and to recognize depreciation of leased assets separately from interest on lease liabilities in the income statement. As IFRS 16 substantially carries forward the lessor accounting requirements in IAS 17, a lessor will continue to classify its leases as operating leases or finance leases and to account for those two types of leases differently.

The Company will be adopting IFRS 16 with a modified retrospective approach. The cumulative effect of initially applying this Standard will be recorded as an adjustment to the opening balance of retained earnings. The figures for the comparative periods will not be restated. The Company will use the grandfather clause available for existing leases and apply the available exemptions regarding the recognition of short term leases and low value leasing assets. From its preliminary assessment, the Company expects its arrangements under operating leases, which are currently off balance sheet, to be recorded as right to use assets and the future obligations in respect of such leases to be recorded as a liability in the balance sheet.

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

The Company has assessed and concluded there is no impact arising from adoption of these amendments.

IFRIC 22 – Foreign Currency Transaction and Advance Consideration

In December 2016, the IASB issued IFRIC 22 which clarified accounting requirements with respect to exchange rate to be used for reporting foreign currency transactions when payment is made or received in advance. This is effective for annual periods beginning on or after January 1, 2018. The Company has assessed and concluded that there is no impact arising from adoption of these amendments.

Amendments to IAS 40 – Investment Property

The amendments concern the application of paragraph 57 of IAS 40 Investment Property, which provides guidance on transfers to, or from, investment properties. This is effective for annual periods beginning on or after January 1, 2018. The Company has assessed and concluded that there is no impact arising from adoption of these amendments.

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

The company is currently assessing impact of IFRIC 23.

x.	Convenience translation

The consolidated financial statements have been presented in Indian rupees (“Rs.”), Tata Motors Limited’s functional currency. For the convenience of the reader, the financial statements as at and for the year ended March 31, 2018, have been translated into U.S. dollars at US$1.00 = Rs. 65.175 based on fixing rate in the City of Mumbai on March 31, 2018, for cable transfers in Indian rupees as published by the Foreign Exchange Dealers’ Association of India (FEDAI).

Such translation should not be construed as representation that the rupee amounts have been or could be converted into U.S. dollars at that or any other rate, or at all.

3.	Cash and cash equivalents

Cash and cash equivalents consist of the following:

	As at March 31,
	2018		2018		2017
	(In millions)
Cash balances	US$	4.8	Rs.	314.2	Rs.	326.2
Balances with banks (including deposits with original maturity of up to three months)		2,253.2		146,853.3		139,541.4

Total	US$	2,258.0	Rs.	147,167.5	Rs.	139,867.6

4.	Finance receivables

Finance receivables consist of vehicle loans, the details of which are as follows:

	As at March 31,
	2018		2018		2017
	(In millions)
Finance receivables	US$	3,846.7	Rs.	250,707.6	Rs.	211,607.6
Less: allowance for credit losses		179.8		11,717.9		35,975.1

Total	US$	3,666.9	Rs.	238,989.7	Rs.	175,632.5

Current portion		1,289.1		84,016.5		68,101.2
Non-current portion		2,377.8		154,973.2		107,531.3

Total	US$	3,666.9	Rs.	238,989.7	Rs.	175,632.5

Changes in the allowance for credit losses in finance receivables are as follows:

	Year ended March 31,
	2018		2018	2017	2016
	(In millions)
Balance at the beginning	US$	552.0	Rs.35,975.1	Rs.44,131.9	Rs.46,554.3
Allowances made during the year		3.9	255.2	5,653.5	8,600.3
Written off		(376.1)	(24,512.4)	(13,810.3)	(11,022.7)

Balance at the end	US$	179.8	Rs.11,717.9	Rs.35,975.1	Rs.44,131.9

5.	Allowance for trade and other receivables

Change in the allowances for trade and other receivables are as follows:

	Year ended March 31,
	2018		2018	2017	2016
	(In millions)
Balance at the beginning	US$	232.8	Rs.15,170.3	Rs.14,460.4	Rs. 8,727.8
Allowances made during the year		2.2	145.7	1,706.0	6,719.1
Written off		(7.0)	(454.9)	(1,340.3)	(889.3)
Foreign exchange translation differences		0.7	45.6	344.2	(97.2)
Assets classified as held for sale		(2.0)	(130.5)	—	—

Balance at the end	US$	226.7	Rs.14,776.2	Rs.15,170.3	Rs.14,460.4

6.	Investments

Investments consist of the following:

	As at March 31,
	2018		2018	2017
	(In millions)
Available-for-sale, at fair value	US$	2,255.6	Rs.147,007.0	Rs.153,265.3
Unquoted equity investments, at cost*		31.3	2,036.9	3,823.1
Unquoted equity investments, at fair value**		62.5	4,076.1	—
Loans and receivables		16.8	1,094.0	191.3

Total	US$	2,366.2	Rs.154,214.0	Rs.157,279.7

Available-for-sale, financial assets (investments) are as follows:

	As at March 31,
	2018		2018	2017
	(In millions)
Quoted equity shares	US$	52.1	Rs. 3,404.8	Rs. 2,602.9
Mutual funds		2,203.5	143,602.2	150,662.4

Total available for sale securities	US$	2,255.6	Rs.147,007.0	Rs.153,265.3

The current and non-current classifications of investments are as follows:

	As at March 31,
	2018		2018	2017
	(In millions)
Current investments	US$	2,249.9	Rs.146,637.5	Rs.150,411.5
Non-current investments		116.3	7,576.5	6,868.2

Total	US$	2,366.2	Rs.154,214.0	Rs.157,279.7

*	The fair value of the unquoted equity investments cannot be reliably measured as the variability in the range of fair value estimates is significant and the probabilities of the various estimates cannot be reasonably assessed.
**	The Company holds certain investments in unquoted equity instruments which are not held for trading, but for medium or long term strategic purposes. This includes investments with restrictions on transfer. The fair value sometimes is subject to significant variability and difficult to estimate due to factors such as complexity of the underlying businesses, etc. The fair value, which approximates cost, has been estimated using methods such as dividend yield, acquisition cost, net asset value, etc.

7.	Other financial assets - current

Other financial assets - current consist of the following:

	As at March 31,
	2018		2018		2017
	(In millions)
Derivative financial instruments	US$	379.9	Rs.	24,761.3	Rs.	15,101.8
Advances and other receivables recoverable in cash (including supplier recoveries)		371.4		24,209.2		7,159.0
Inter corporate deposits		—		3.2		3.1
Margin money with banks		6.4		417.1		—
Government grant receivables		63.1		4,114.0		—
Restricted bank deposits		75.9		4,938.8		2,383.6

Total	US$	896.7	Rs.	58,443.6	Rs.	24,647.5

Restricted bank deposits include Rs. 3,030.8 million and Rs. 1,861.4 million as at March 31, 2018 and 2017, respectively, held as security in relation to interest and repayment of borrowings. Out of these deposits, Rs. 850.9 million and Rs. 1,186.4 million as at March 31, 2018 and 2017, respectively, are pledged till the maturity of the respective borrowings.

8.	Other financial assets (non-current)

Other financial assets - non-current consist of the following:

	As at March 31,
	2018		2018		2017
	(In millions)
Margin money with banks	US$	16.1	Rs.	1,048.0	Rs.	745.6
Restricted deposits		10.6		690.6		571.9
Loans to employees		4.3		280.6		277.3
Derivative financial instruments		436.8		28,469.0		27,753.4
Advance and other receivables recoverable in cash (including supplier recoveries)		164.6		10,728.4		—
Others		143.9		9,376.2		7,299.5

Total	US$	776.3	Rs.	50,592.8	Rs.	36,647.7

Margin money with banks is restricted cash deposits and consists of collateral provided for transfer of finance receivables.

Restricted deposits as at March 31, 2018 and 2017 include Rs. 507.6 million and Rs. 323.7 million, respectively held as a financial deposit in relation to ongoing legal cases.

9.	Inventories

Inventories consist of the following:

	As at March 31,
	2018		2018		2017
	(In millions)
Raw materials, components and consumables	US$	693.1	Rs.	45,175.0	Rs.	34,220.0
Work-in-progress		620.4		40,431.7		36,425.6
Finished goods		5,196.6		338,689.5		282,308.2

Total	US$	6,510.1	Rs.	424,296.2	Rs.	352,953.8

Inventories of finished goods include Rs.40,236.1 million and Rs. 26,379.4 million as at March 31, 2018 and 2017, respectively, relating to vehicles sold subject to repurchase arrangements.

Cost of inventories (including cost of purchased products) recognized as expense during the years ended March 31, 2018, 2017 and 2016 amounted to Rs. 2,172,364.1 million, Rs. 1,975,324.2 million and Rs. 1,938,179.8 million, respectively.

During the years ended March 31, 2018, 2017 and 2016, the Company recorded inventory write-down expenses of Rs. 6,074.2 million, Rs. 3,725.1 million and Rs. 3,285.9 million (excluding provision for loss of inventory at port of Tianjin in China mentioned below), respectively.

A provision of Rs. 16,383.9 million (GBP 157 million)(net of insurance recoveries of Rs. 5,342.4 million (GBP 55 million)) has been recognized against the carrying value of inventory during the year ended March 31, 2016, for the damage due to explosion at the port of Tianjin in China in August 2015. During the year ended March 31, 2018 and 2017, Rs. 111.9 million (GBP 1.4 million) and Rs. 13,301.0 million (GBP 151 million), respectively relating to insurance recoveries, recovery of import duties and taxes and an updated assessment of the condition of the remaining vehicles led to a reversal of the initial provision recorded.

10.	Other current assets

Other current assets consist of the following:

	As at March 31,
	2018		2018	2017
	(In millions)
Advances to suppliers and contractors	US$	55.9	Rs. 3,640.2	Rs. 4,029.4
Taxes recoverable, statutory deposits and dues from government		870.7	56,749.8	49,049.8
Prepaid expenses		221.0	14,403.5	11,063.0
Others		28.1	1,832.0	1,297.7

Total	US$	1,175.7	Rs. 76,625.5	Rs. 65,439.9

11.	Other non-current assets

Other non-current assets consist of the following:

	As at March 31,
	2018		2018	2017
	(In millions)
Taxes recoverable, statutory deposits and dues from government	US$	161.0	Rs. 10,496.3	Rs. 11,252.6
Prepaid rentals on operating leases		58.6	3,817.2	3,261.0
Prepaid expenses		124.1	8,086.3	6,312.4
Others		31.1	2,027.6	1,985.1

Total	US$	374.8	Rs. 24,427.4	Rs. 22,811.1

Others include Rs.15.7 million and Rs. 103.6 million towards pension assets as at March 31, 2018 and 2017, respectively.

12.	Property, plant and equipment

Property, plant and equipment consists of the following:

	Land and buildings		Plant and equipment		Vehicles		Computers		Furniture and fixtures		Heritage Assets		Total
	(In millions)
Cost as at April 1, 2017	Rs.	146,419.0	Rs.	791,127.5	Rs.	2,989.0	Rs.	19,466.4	Rs.	12,223.1	Rs.	4,233.6	Rs.	976,458.6
Additions		34,576.8		156,105.9		1,340.2		2,708.2		1,464.3		—		196,195.4
Asset acquired in business combination		21.6		2.2		—		131.2		427.3		—		582.3
Assets classified as held for sale		(1,273.1)		(3,675.3)		(38.8)		(1,606.9)		(407.3)		—		(7,001.4)
Write down of assets		—		(5,368.2)		—		—		—		(1,100.6)		(6,468.8)
Currency translation differences		16,380.8		83,892.9		114.6		1,436.4		1,218.2		500.0		103,542.9
Disposal		(93.7)		(29,661.3)		(563.5)		(834.4)		(631.8)		(86.1)		(31,870.8)

Cost as at March 31, 2018		196,031.4		992,423.7		3,841.5		21,300.9		14,293.8		3,546.9		1,231,438.2

Accumulated Depreciation as at April 1, 2017		(24,775.8)		(388,261.8)		(1,832.6)		(11,673.6)		(6,016.6)		—		(432,560.4)
Depreciation for the year		(6,560.6)		(97,363.3)		(483.8)		(1,869.4)		(1,343.8)		—		(107,620.9)
Assets classified as held for sale		340.5		1,160.3		25.8		955.6		133.6		—		2,615.8
Write down of assets		—		3,890.8		—		—		—		—		3,890.8
Currency translation differences		(2,181.0)		(37,328.0)		(62.1)		(519.1)		(543.4)		—		(40,633.6)
Disposal		27.8		27,556.0		493.5		774.3		570.9		—		29,422.5

Accumulated Depreciation as at March 31, 2018		(33,149.1)		(490,346.0)		(1,859.2)		(12,332.2)		(7,199.3)		—		(544,885.8)

Net carrying amount as at March 31, 2018	Rs.	162,882.3	Rs.	502,077.7	Rs.	1,982.3	Rs.	8,968.7	Rs.	7,094.5	Rs.	3,546.9	Rs.	686,552.4
Capital work-in-progress														163,891.7

Total													Rs.	850,444.1

													US$	13,048.6

Cost as at April 1, 2016	Rs.	151,738.8	Rs.	790,647.8	Rs.	2,790.4	Rs.	18,131.6	Rs.	12,396.4	Rs.	4,977.8	Rs.	980,682.8
Additions		11,796.2		94,006.5		529.3		3,182.6		1,433.5		14.8		110,962.9
Write down of assets		—		—		—		—		—		—		—
Currency translation differences		(16,112.7)		(88,612.9)		(115.4)		(1,375.9)		(1,312.1)		(759.0)		(108,288.0)
Disposal		(1,003.3)		(4,913.9)		(215.3)		(471.9)		(294.7)		—		(6,899.1)

Cost as at March 31, 2017		146,419.0		791,127.5		2,989.0		19,466.4		12,223.1		4,233.6		976,458.6
Accumulated Depreciation as at April 1, 2016		(21,900.4)		(341,171.9)		(1,580.7)		(10,648.8)		(5,438.5)		—		(380,740.3)
Depreciation for the year		(5,229.4)		(85,693.0)		(471.2)		(1,816.7)		(1,346.6)		—		(94,556.9)
Write down of assets		—		(1,020.4)		—		—		—		—		(1,020.4)
Currency translation differences		1,841.6		35,933.7		47.9		411.1		507.2		—		38,741.5
Disposal		512.4		3,689.8		171.4		380.8		261.3		—		5,015.7

Accumulated Depreciation as at March 31, 2017		(24,775.8)		(388,261.8)		(1,832.6)		(11,673.6)		(6,016.6)		—		(432,560.4)

Net carrying amount as at March 31, 2017	Rs.	121,643.2	Rs.	402,865.7	Rs.	1,156.4	Rs.	7,792.8	Rs.	6,206.5	Rs.	4,233.6	Rs.	543,898.2
Capital work-in-progress														107,301.2

Total													Rs.	651,199.4

Notes:

1.	Net carrying amounts of property, plant and equipment under finance lease arrangements were as follows:

	As at March 31,
	2018		2018		2017
	(In millions)
Buildings	US$	5.8	Rs.	378.5	Rs.	1,139.7
Plant and equipment		10.6		693.2		559.2
Computers		1.9		121.0		155.2

Total	US$	18.3	Rs.	1,192.7	Rs.	1,854.1

2.	Land and buildings includes freehold land of Rs. 30,097.9 million and Rs. 24,921.4 million as at March 31, 2018 and 2017, respectively.

3.	In Fiscal 2017, the Company revised useful life of certain plant and equipment resulting in additional depreciation of Rs. 7,037.2 million.

13.	Leases

The Company has taken land, buildings, plant and equipment, computers and furniture and fixtures under operating and finance leases. The following is the summary of future minimum lease rental payments under non-cancellable operating leases and finance leases entered into by the Company:

	As at March 31,
	2018						2017
	Operating		Finance				Operating		Finance
	Minimum Lease Payments		Minimum Lease Payments		Present value of minimum lease payments		Minimum Lease Payments		Minimum Lease Payments		Present value of minimum lease payments
	(In millions)
Not later than one year	Rs.	8,808.0	Rs.	253.9	Rs.	222.3	Rs.	6,597.7	Rs.	258.2	Rs.	221.3
Later than one year but not later than five years		21,527.8		282.5		221.9		17,871.4		417.1		338.1
Later than five years		23,342.9		380.6		245.6		14,645.5		372.2		202.0

Total minimum lease commitments	Rs.	53,678.7	Rs.	917.0	Rs.	689.8	Rs.	39,114.6	Rs.	1,047.5	Rs.	761.4
	US$	823.6	US$	14.1	US$	10.6
Less: future finance charges			Rs.	(227.2)					Rs.	(286.1)

Present value of minimum lease payments			Rs.	689.8					Rs.	761.4

Included in the financial statements as:
Other financial liabilities — current (refer note 20)					Rs.	222.3					Rs.	221.3
Other financial liabilities — non-current (refer note 21)						467.5						540.1

					Rs.	689.8					Rs.	761.4

					US$	10.6

Total operating lease rent expenses were Rs. 10,223.9 million, Rs. 8,224.8 million and Rs. 7,740.3 million for the years ended March 31, 2018, 2017 and 2016, respectively.

14.	Goodwill

	As at March 31,
	2018		2018		2017
	(In millions)
Balance at the beginning	US$	103.3	Rs.	6,733.2	Rs.	7,598.0
Classified as held for sale	US$	(85.6)	Rs.	(5,579.1)	Rs.	—
Impairment		—		—		(142.5)
Currency translation differences		0.2		10.4		(722.3)

Balance at the end	US$	17.9	Rs.	1,164.5	Rs.	6,733.2

As at March 31, 2018, goodwill of Rs. 1,164.5 million relates to the automotive and related activity segment (Tata and other brand vehicles including financing thereof) . As at March 31, 2017, goodwill of Rs. 1,154.1 million and Rs. 5,579.1 million relates to the automotive and related activity segment (Tata and other brand vehicles including financing thereof) and “others” segment, respectively.

As at March 31, 2018, goodwill of Rs. 990.9 million has been allocated to a joint operation. The recoverable amount of the cash generating unit has been determined based on value in use. Value in use has been determined based on future cash flows, after considering current economic conditions and trends, estimated future operating results, growth rates and anticipated future economic conditions.

As at March 31, 2018, the estimated cash flows for a period of 5 years were developed using internal forecasts, and a pre-tax discount rate of 12.4% The cash flows beyond 5 years have been extrapolated assuming 2% growth rates. The management believes that any reasonably possible change in the key assumptions would not cause the carrying amount to exceed the recoverable amount of the cash generating unit.

15.	Intangible assets

Intangible assets consist of the following:

	Software		Patents and technological know how		Customer related		Intellectual property rights and other intangibles		Product development		Indefinite life trademarks and brands		Total
	(In millions)
Cost as at April 1, 2017	Rs.	52,128.4	Rs.	13,136.9	Rs.	5,166.0	Rs.	1,950.0	Rs.	468,329.6	Rs.	50,035.0	Rs.	590,745.9
Additions		8,472.0		427.5		223.1		615.3		155,417.4		—		165,115.3
Asset acquired in Business Combination		126.2		—		—		335.9		—		—		462.1
Assets classified as held for sale		(2,488.3)		(16.8)		(486.9)		—		—		—		(2,992.0)
Currency translation differences		6,943.2		1,673.6		710.5		367.1		69,602.0		7,028.1		86,324.5
Fully amortized not in use		(2,166.2)		—		—		—		(11,928.4)		—		(14,094.6)

Cost as at March 31, 2018		63,015.3		15,221.2		5,612.7		3,268.3		681,420.6		57,063.1		825,601.2
Accumulated amortization at April 1, 2017		(22,148.2)		(10,960.5)		(2,254.4)		(396.2)		(207,832.3)		—		(243,591.6)
Amortization for the year		(9,972.6)		(1,350.7)		(260.9)		(536.7)		(90,076.4)		—		(102,197.3)
Assets Held for Sale		1,700.5		6.4		109.6		—		—		—		1,816.5
Write down of assets		(1,127.1)		—		—		—		—		—		(1,127.1)
Currency translation differences		(2,970.2)		(1,651.6)		(325.5)		50.6		(31,727.3)		—		(36,624.0)
Fully amortized not in use		2,166.2		—		—		—		11,928.4		—		14,094.6
Accumulated amortization at March 31, 2018		(32,351.4)		(13,956.4)		(2,731.2)		(882.3)		(317,707.6)		—		(367,628.9)

Net carrying amount as at March 31, 2018	Rs.	30,663.9	Rs.	1,264.8	Rs.	2,881.5	Rs.	2,386.0	Rs.	363,713.0	Rs.	57,063.1	Rs.	457,972.3
Capital work-in-progress														227,195.6

Total													Rs.	685,167.9

													US$	10,512.7

Cost as at April 1, 2016	Rs.	59,652.4	Rs.	15,255.7	Rs.	6,050.0	Rs.	820.8	Rs.	499,825.3	Rs.	59,021.8	Rs.	640,626.0
Additions		7,991.3		17.9		—		1,294.3		75,330.0		—		84,633.5
Currency translation differences		(8,214.7)		(2,136.7)		(884.0)		(165.1)		(70,353.9)		(8,986.8)		(90,741.2)
Fully amortized not in use		(7,300.6)		—		—		—		(36,471.8)		—		(43,772.4)

Cost as at March 31, 2017		52,128.4		13,136.9		5,166.0		1,950.0		468,329.6		50,035.0		590,745.9
Accumulated amortization at April 1, 2016		(24,918.1)		(11,499.5)		(2,282.7)		(397.1)		(193,706.3)		—		(232,803.7)
Amortization for the year		(7,597.3)		(1,316.7)		(289.7)		(10.6)		(78,634.2)		—		(87,848.5)
Write down of assets		—		—		—		—		(310.4)		—		(310.4)
Currency translation differences		3,066.6		1,855.7		318.0		11.5		28,346.8		—		33,598.6
Fully amortized not in use		7,300.6		—		—		—		36,471.8				43,772.4
Accumulated amortization at March 31, 2017		(22,148.2)		(10,960.5)		(2,254.4)		(396.2)		(207,832.3)		—		(243,591.6)

Net carrying amount as at March 31, 2017	Rs.	29,980.2	Rs.	2,176.4	Rs.	2,911.6	Rs.	1,553.8	Rs.	260,497.3	Rs.	50,035.0	Rs.	347,154.3
Capital work-in-progress														224,359.5

Total													Rs.	571,513.8

1.

The useful life of trademarks and brands in respect of the acquired Jaguar Land Rover businesses have been determined to be indefinite as the Company expects to generate future economic benefits indefinitely from these assets.

These indefinite life intangible assets have been allocated to the Jaguar Land Rover businesses. The recoverable amount of the cash generating unit has been determined based on value in use. Value in use has been determined based on future cash flows after considering current economic conditions and trends, estimated future operating results, growth rates and anticipated future economic conditions.

The estimated cash flows for a period of five years were developed using internal forecasts, and has been discounted using a pre-tax discount rate of 8.7%. The cash flows beyond five years have been extrapolated assuming 2.0% growth rate. The management believes that any reasonably possible change in the key assumptions would not cause the carrying amount to exceed the recoverable amount of the cash generating unit.

2.

During the year ended March 31, 2014, legislation was enacted that allows United Kingdom (UK) companies to elect for the Research and Development Expenditure Credit (RDEC) on qualifying expenditures incurred since April 1, 2013, instead of the existing super-deduction rules. As a result of this election by the Company’s subsidiary in the UK, Rs. 8,717.5 million, Rs. 7,626.7 million and Rs. 6,509.0 million of the RDEC, for the years ended March 31, 2018, 2017 and 2016, respectively, the proportion relating to capitalized product development expenditure, have been off set against these assets. The remaining Rs. 3,845.9 million, Rs. 3,331.1 million and Rs.3,747.6million for the years ended March 31, 2018, 2017and 2016, respectively, have been recognized as miscellaneous income, a component of other income/(loss) (net).

3.	In Fiscal 2017, the Company revised useful life of intangible assets, resulting in additional amortization of Rs. 2,003.5 million.

4.

The Company discontinued development of certain product development programs included in capital work in progress and has consequently written off Rs. 20,601.5 million and Rs. 9,176.6 million for the year ended March 31, 2018 and 2017, respectively (included in assets written off/loss on sale of assets and others (net).

5.

For the year ended March 31, 2018, additions to capital work in progress was Rs.164,960.7 million, amount classified as held for sale was Rs.1,901.0 million and the impact of foreign currency translation adjustment was a gain of Rs.24,267.4 million.

16.	Investments in equity accounted investees:

(a)	Associates:

The Company has no material associates as at March 31, 2018. The aggregate summarized financial information in respect of the Company’s immaterial associates that are accounted for using the equity method is set forth below.

	As at March 31,
	2018		2018		2017
	(In millions)
Carrying amount of the Company’s interest in associates	US$	143.2	Rs.	9,333.4	Rs.	8,726.3

	Year ended March 31,
	2018		2018		2017		2016
	(In millions)
Company’s share of profit/(loss) in associates*	US$	18.2	Rs.	1,183.0	Rs.	1,109.3	Rs.	(214.0)
Company’s share of other comprehensive income in associates		(0.3)		(19.0)		(155.1)		(84.5)
Company’s share of total comprehensive income in associates	US$	17.9	Rs.	1,164.0	Rs.	954.2	Rs.	(298.5)

(i)

Fair value of investment in an equity accounted associate for which published price quotation is available, which is a level 1 input, was Rs. 3,380.4 million and Rs. 1,922.2 million as at March 31, 2018 and 2017, respectively. The carrying amount as at March 31, 2018 and 2017, was Rs. 1,414.8 million and Rs. 1,368.4 million, respectively.

(ii)

During the year ended March 31, 2018, the Company purchased 25.08% of the share capital of Driveclubservice Pte. Limited for Rs. 30.1 million. In addition, the Company also purchased 1% of the share capital of Driveclub Limited, the wholly owned subsidiary of Driveclubservice Pte. Limited. However, the Company has 25.83% of the voting rights, being the 1% of share capital held and the indirect shareholding held through Driveclubservice Pte. Limited. Both Driveclubservice Pte. Limited and Driveclub Limited are therefore accounted for as equity accounted investments as the Company has significant influence over the companies.

(b)	Joint ventures:

(i)	Details of the Company’s material joint venture as at March 31, 2018 are as follows:

	Principal activity	Principal place of the business	% holding as at March 31,
Name of joint venture			2018	2017
Chery Jaguar Land Rover Automotive Co. Limited (Chery)	Manufacture and assembly of vehicles	China	50%	50%

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

	As at March 31,
	2018		2018		2017
	(In millions)
Current assets	US$	1,263.0	Rs.	82,317.9	Rs.	76,082.8
Non-current assets		1,874.7		122,184.9		88,525.6
Current liabilities		(1,523.6)		(99,298.3)		(75,650.7)
Non-current liabilities		(217.6)		(14,184.1)		(14,249.7)
The above amounts of assets and liabilities include the following:
Cash and cash equivalents		620.9		40,466.8		50,258.5
Current financial liabilities (excluding trade and other payables and provisions)		(59.6)		(3,885.2)		(17.0)
Non-current financial liabilities (excluding trade and other payables and provisions)		(214.8)		(13,999.6)		(14,168.8)
Share of net assets of material joint venture		698.3		45,510.2		37,354.0
Other consolidation adjustments		(15.6)		(1,016.2)		(667.9)
Carrying amount of the Company’s interest in joint venture	US$	682.7	Rs.	44,494.0	Rs.	36,686.1

	Year ended March 31,
	2018		2018		2017		2016
	(In millions)
Revenue	US$	3,649.8	Rs.	237,876.1	Rs.	189,601.3	Rs.	109,048.6
Net income/(loss)		665.6		43,381.3		27,320.6		11,866.4
Other comprehensive income		—		—		—		—
Total comprehensive income for the year		665.6		43,381.3		27,320.6		11,866.4
The above net income includes the following:
Depreciation and amortization		183.3		11,947.8		9,201.1		5,720.1
Interest income		(35.3)		(2,298.7)		(993.2)		(789.0)
Interest expense (net)		9.3		609.0		706.6		986.2
Income tax expense/(credit)		178.5		11,630.5		9,014.4		4,339.4

Reconciliation of above summarized financial information to the carrying amount of the interest in the joint venture recognized in the consolidated financial statements:

	As at March 31,
	2018		2018		2017
	(In millions)
Net assets of the joint venture	US$	1,396.6	Rs.	91,020.4	Rs.	74,708.0
Proportion of the Company’s interest in joint venture		698.3		45,510.2		37,354.0
Other consolidation adjustments		(15.6)		(1,016.2)		(667.9)

Carrying amount of the Company’s interest in joint venture	US$	682.7	Rs.	44,494.0	Rs.	36,686.1

During the year ended March 31, 2018, a dividend of Rs. 17,644.9 million was received by a subsidiary in UK from Chery Jaguar Land Rover Automotive Co. Ltd. (2017: Rs. 5,928.8 million, 2016: Rs. Nil)

(ii)	The aggregate summarized financial information in respect of the Company’s immaterial joint ventures that are accounted for using the equity method is set forth below.

	As at March 31,
	2018		2018		2017
	(In millions)
Carrying amount of the Company’s interest in joint ventures	US$	0.4	Rs.	25.0	Rs.	647.7

During the year ended March 31, 2018, the Company acquired a further 10,000 ‘B’ shares in Spark 44 (JV) Ltd (Spark 44), increasing its share of the voting rights of Spark 44 from 50% to 50.5%. In addition, Spark 44’s Articles of Association together with the Shareholder Agreement were amended to give Jaguar Land Rover Limited control of Spark 44 as the majority shareholder.

Prior to this, Jaguar Land Rover Limited had joint control over Spark44 (JV) Limited and equity accounted for Spark44 (JV) Limited as a Joint Venture. Following the additional share purchase and change to Articles of Association and Shareholder Agreement Spark44 (JV) Limited has been consolidated as a subsidiary from August 31, 2017.

	Year ended March 31,
	2018		2018		2017		2016
	(In millions)
Company’s share of profit/(loss) in immaterial joint ventures*	US$	2.5	Rs.	162.5	Rs.	276.5	Rs.	207.4
Company’s share of other comprehensive income in immaterial joint ventures		—		—		(130.3)		—
Company’s share of total comprehensive income in immaterial joint ventures	US$	2.5	Rs.	162.5	Rs.	146.2	Rs.	207.4

(c)	Summary of carrying amount of the Company’s interest in equity accounted investees:

	As at March 31,
	2018		2018	2017
	(In millions)
Carrying amount in immaterial associates	US$	143.2	Rs. 9,333.4	Rs. 8,726.3
Carrying amount in material joint venture		682.7	44,494.0	36,686.1
Carrying amount in immaterial joint ventures		0.4	25.0	647.7

Total	US$	826.3	Rs. 53,852.4	Rs. 46,060.1

Current (held for sale)#	US$	76.3	Rs. 4,973.5	Rs. —
Non current		750.0	48,878.9	46,060.1

Total	US$	826.3	Rs. 53,852.4	Rs. 46,060.1

#	Carrying amount of investments in Tata Hitachi Construction Machinery Co. Pvt Ltd.

(d)	Summary of Company’s share of profit/(loss) in equity accounted investees:

	Year ended March 31,
	2018		2018		2017		2016
	(In millions)
Share of profit/(loss) in immaterial associates	US$	18.2	Rs.	1,183.0	Rs.	1,109.3	Rs.	(214.0)
Share of profit/(loss) in material joint venture		332.8		21,690.7		13,660.3		5,933.2
Share of profit/(loss) on other adjustments in material joint venture		(3.9)		(253.6)		(116.1)		(151.9)
Share of profit/(loss) in immaterial joint ventures		2.5		162.5		276.5		207.4

	US$	349.6	Rs.	22,782.6	Rs.	14,930.0	Rs.	5,774.7

(e)	Summary of Company’s share of other comprehensive income in equity accounted investees:

	Year ended March 31,
	2018		2018		2017		2016
	(In millions)
Share of other comprehensive income in immaterial associates	US$	(1.7)	Rs.	(113.8)	Rs.	(40.0)	Rs.	(84.5)
Currency translation differences-immaterial associates		1.5		94.8		(115.1)		—
Currency translation differences-material joint venture		61.6		4,015.7		(2,801.6)		358.5
Currency translation differences-immaterial joint ventures		—		—		(130.3)		8.4

	US$	61.4	Rs.	3,996.7	Rs.	(3,087.0)	Rs.	282.4

*

Company’s share of profit/(loss) of the equity accounted investees has been determined after giving effect for the subsequent amortization / depreciation and other adjustments arising on account of fair value adjustments made to the identifiable net assets of the equity accounted investee as at the date of acquisition and other adjustment (mainly unrealized profits on inventories) arising under the equity method of accounting.

17.	Income taxes

The domestic and foreign components of net income before income tax:

	Year ended March 31,
	2018		2018		2017		2016
	(In millions)
Net income before income taxes
India	US$	(136.1)	Rs.	(8,867.9)	Rs.	(46,507.6)	Rs.	(19,696.5)
Other than India		1,758.5		114,608.4		144,412.0		144,081.4

Total	US$	1,622.4	Rs.	105,740.5	Rs.	97,904.4	Rs.	124,384.9

The domestic and foreign components of income tax expense:

	Year ended March 31,
	2018		2018		2017		2016
	(In millions)
Current taxes
India	US$	37.1	Rs.	2,420.0	Rs.	1,842.8	Rs.	762.3
Other than India		469.6		30,608.5		29,531.1		17,608.2
Deferred taxes
India		7.6		494.6		3,111.6		1,862.7
Other than India		69.6		4,535.4		1,184.5		7,279.5

Total income tax expense	US$	583.9	Rs.	38,058.5	Rs.	35,670.0	Rs.	27,512.7

The reconciliation of estimated income tax to income tax expense is as follows:

	Year ended March 31,
	2018		2018		2017		2016
	(In millions)
Income before income taxes	US$	1,622.4	Rs.	105,740.5	Rs.	97,904.4	Rs.	124,384.9
Income tax expense at tax rates applicable to individual entities		324.2		21,127.0		14,260.2		23,634.1
Additional deduction for patent, research and product development cost		(62.9)		(4,099.8)		(7,455.8)		(14,494.0)
Items (net) not deductible for tax /not liable to tax :
- foreign currency (gain)/loss relating to loans and deposits (net)		20.5		1,336.2		(739.8)		1,140.6
- interest, loss on conversion option and other expenses relating to borrowings for investment		5.2		337.8		531.0		1,203.7
- Dividend from subsidiaries, joint operations, equity accounted investees and available-for-sale investments		(0.8)		(50.1)		27.1		1,345.3
Undistributed earnings of subsidiaries, joint operations and equity accounted investees		140.7		9,170.1		4,134.3		5,402.2
Deferred tax assets not recognized because realization is not probable		151.9		9,902.3		29,372.1		13,288.8
Utilization/credit of unrecognized tax losses, unabsorbed depreciation and other tax benefits		(55.0)		(3,583.3)		(2,950.5)		(843.2)
Profit on sale of business by a subsidiary to another subsidiary		—		—		4,078.9		—
Profit on sale of investments to wholly owned subsidiaries		—		—		—		550.3
Tax on share of (profit)/loss of equity accounted investees (net)		(70.6)		(4,601.4)		(3,146.7)		(1,137.6)
Impact of change in statutory tax rates		82.7		5,392.6		(5,684.6)		(5,930.6)
Others		48.0		3,127.1		3,243.8		3,353.1

Income tax expense reported	US$	583.9	Rs.	38,058.5	Rs.	35,670.0	Rs.	27,512.7

The UK Finance Act 2016 was enacted during the year ended March 31, 2017, which included provisions for a reduction in the UK Corporation tax rate to 17% with effect from April 1, 2020. Accordingly, UK deferred tax has been provided at rates applicable when the temporary difference is expected to reverse.

Included within ‘Impact of change in statutory tax rates’ is a charge of Rs. 4,648.4 million for the impact of the change in the US federal rates from 35% to 21% on deferred tax assets for the year ended March 31, 2018.

Significant components of deferred tax assets and liabilities for the year ended March 31, 2018 are as follows:

	Opening balance		Recognized in profit or loss		Recognized in /reclassified from other comprehensive income		Classified as held for sale		Closing balance
	(In millions)
Deferred tax assets:
Unabsorbed depreciation	Rs.	19,921.0	Rs.	2,150.3	Rs.	15.8	Rs.	(132.1)	Rs.	21,955.0
Business loss carry forwards		27,509.3		11,944.0		3,284.1		—		42,737.4
Expenses deductible in future years:
- provisions, allowances for doubtful receivables and others		26,824.2		2,191.5		1,233.1		(34.9)		30,213.9
Compensated absences and retirement benefits		21,729.6		(7,224.7)		(5,941.6)		(137.0)		8,426.3
Minimum alternate tax carry-forward		749.2		(329.5)		—		(37.8)		381.9
Property, plant and equipment		1,119.0		(308.3)		115.8		—		926.5
Derivative financial instruments		44,289.4		(465.4)		(36,267.6)		(3.9)		7,552.5
Unrealized profit on inventory		15,696.4		(3,038.2)		2,421.0		—		15,079.2
Others		7,985.3		2,346.5		689.5		(93.4)		10,927.9

Total deferred tax assets	Rs.	165,823.4	Rs.	7,266.2	Rs.	(34,449.9)	Rs.	(439.1)	Rs.	138,200.6

Deferred tax liabilities:
Property, plant and equipment		14,335.3		2,221.9		453.5		(158.7)		16,852.0
Intangible assets		104,848.9		5,305.1		11,657.1		27.4		121,838.5
Undistributed earnings in subsidiaries, joint operations and equity accounted investees		13,376.3		5,081.6 *		939.3		—		19,397.2
Fair valuation of retained interest in a subsidiary subsequent to disposal of controlling equity interest		169.5		—		—		—		169.5
Derivative financial instruments		231.2		(231.2)		—		—		—
Others		446.9		(81.2)		(132.9)		(96.2)		136.6

Total deferred tax liabilities	Rs.	133,408.1	Rs.	12,296.2	Rs.	12,917.0	Rs.	(227.5)	Rs.	158,393.8

Net assets/(liabilities)	Rs.	32,415.3	Rs.	(5,030.0)	Rs.	(47,366.9)	Rs.	(211.6)	Rs.	(20,193.2)

	US$	497.4	US$	(77.2)	US$	(726.9)	US$	(3.1)	US$	(309.8)

Deferred tax assets							US$	630.1	Rs.	41,064.6
Deferred tax liabilities							US$	(939.9)	Rs.	(61,257.8)

*	Net off Rs. 4,088.5 million reversed on dividend distribution by subsidiaries.

As at March 31, 2018, unrecognized deferred tax assets amount to Rs. 39,382.1 million and Rs. 69,114.1 million, which can be carried forward indefinitely and up to a specified period, respectively. These relate primarily to business and capital losses and other deductible temporary differences. The deferred tax asset has not been recognized on the basis that its recovery is not probable in the foreseeable future.

Unrecognized deferred tax assets expire unutilized based on the year of origination as follows:

March 31,	In millions
2019	Rs.	297.2	US$	4.6
2020		543.5		8.3
2021		6,297.0		96.6
2022		4,348.8		66.7
2023		12,171.7		187.7
Thereafter	Rs.	45,455.9	US$	697.4

The Company has not recognized deferred tax liability on undistributed profits of certain subsidiaries amounting to Rs. 745,891.7 million and Rs. 409,655.3 million as at March 31, 2018 and 2017, respectively, because it is able to control the timing of the reversal of temporary differences associated with such undistributed profits and it is probable that such differences will not reverse in the foreseeable future.

Significant components of deferred tax assets and liabilities for the year ended March 31, 2017 are as follows:

	Opening balance		Recognized in profit or loss		Recognized in /reclassified from other comprehensive income		Closing balance
	(In millions)
Deferred tax assets:
Unabsorbed depreciation	Rs.	19,432.6	Rs.	489.0	Rs.	(0.6)	Rs.	19,921.0
Business loss carry forwards		34,321.9		(4,177.0)		(2,635.6)		27,509.3
Expenses deductible in future years:
- provisions, allowances for doubtful receivables and others		33,149.5		(5,127.0)		(1,198.3)		26,824.2
Compensated absences and retirement benefits		11,859.0		(6.2)		9,876.8		21,729.6
Minimum alternate tax carry-forward		582.6		166.6		—		749.2
Property, plant and equipment		2,109.3		(738.1)		(252.2)		1,119.0
Derivative financial instruments		22,966.4		(1,917.7)		23,240.7		44,289.4
Unrealized profit on inventory		12,233.4		5,519.4		(2,056.4)		15,696.4
Others		5,745.0		3,044.4		(804.1)		7,985.3

Total deferred tax assets	Rs.	142,399.7	Rs.	(2,746.6)	Rs.	26,170.3	Rs.	165,823.4

Deferred tax liabilities:
Property, plant and equipment		16,117.2		(1,787.8)		5.9		14,335.3
Intangible assets		115,877.7		2,879.2		(13,908.0)		104,848.9
Undistributed earnings of subsidiaries joint operations and equity accounted investees		13,436.3		480.7 *		(540.7)		13,376.3
Fair valuation of retained interest in a subsidiary subsequent to disposal of controlling equity interest		169.5		—		—		169.5
Derivative financial instruments		40.4		200.2		(9.4)		231.2
Others		624.1		(222.8)		45.6		446.9

Total deferred tax liabilities	Rs.	146,265.2	Rs.	1,549.5	Rs.	(14,406.6)	Rs.	133,408.1

Net assets/(liabilities)	Rs.	(3,865.5)	Rs.	(4,296.1)	Rs.	40,576.9	Rs.	32,415.3
Deferred tax assets							Rs.	44,221.7
Deferred tax liabilities							Rs.	(11,806.4)

*	Net off Rs. 3,653.6 million reversed on dividend distribution by subsidiaries.

Significant components of deferred tax assets and liabilities for the year ended March 31, 2016 are as follows:

	Opening balance		Recognized in profit or loss		Recognized in/reclassified from other comprehensive income		Closing balance
	(In millions)
Deferred tax assets:
Unabsorbed depreciation	Rs.	15,844.4	Rs.	3,588.2	Rs.	—	Rs.	19,432.6
Business loss carry forwards		38,184.0		(4,717.0)		854.9		34,321.9
Expenses deductible in future years:
- provisions, allowances for doubtful receivables and others		34,102.7		(1,660.3)		707.1		33,149.5
Compensated absences and retirement benefits		18,693.1		3,795.6		(10,629.7)		11,859.0
Minimum alternate tax carry-forward		898.7		(316.1)		—		582.6
Property, plant and equipment		861.8		1,276.4		(28.9)		2,109.3
Derivative financial instruments		24,151.0		(437.6)		(747.0)		22,966.4
Unrealized profit on inventory		13,565.7		(1,745.9)		413.6		12,233.4
Others		4,162.1		1,384.4		198.5		5,745.0

Total deferred tax assets	Rs.	150,463.5	Rs.	1,167.7	Rs.	(9,231.5)	Rs.	142,399.7

Deferred tax liabilities:
Property, plant and equipment		15,819.9		293.2		4.1		16,117.2
Intangible assets		102,641.2		11,071.7		2,164.8		115,877.7
Undistributed earnings in subsidiaries, joint operations and equity accounted investees		14,265.4		(1,122.2)*		293.1		13,436.3
Fair valuation of retained interest in a subsidiary subsequent to disposal of controlling equity interest		169.5		—		—		169.5
Derivative financial instruments		17.5		(2.7)		25.6		40.4
Others		538.0		69.9		16.2		624.1

Total deferred tax liabilities	Rs.	133,451.5	Rs.	10,309.9	Rs.	2,503.8	Rs.	146,265.2

Net assets/(liabilities)	Rs.	17,012.0	Rs.	(9,142.2)	Rs.	(11,735.3)	Rs.	(3,865.5)
Deferred tax assets							Rs.	39,575.9
Deferred tax liabilities							Rs.	(43,441.4)

*	Net off Rs. 6,524.4 million reversed on dividend distribution by subsidiaries.

18.	Short-term borrowings and current portion of long-term debt

Short-term borrowings and current portion of long-term debt consist of the following:

	As at March 31,
	2018		2018		2017
	(In millions)
Commercial paper	US$	1,623.6	Rs.	105,815.5	Rs.	81,796.7
Loans from banks/financial institutions		940.1		61,273.0		56,242.7
Inter-corporate deposits		13.2		860.0		560.0
Current portion of long-term debt (refer note 19)		1,677.6		109,338.9		40,927.3

Total	US$	4,254.5	Rs.	277,287.4	Rs.	179,526.7

For details of carrying amount of assets pledged as security for secured borrowings refer note 36.

19.	Long-term debt

Long-term debt consists of the following:

	As at March 31,
	2018		2018		2017
	(In millions)
Non-convertible debentures	US$	2,272.5	Rs.	148,107.9	Rs.	145,163.4
Collateralized debt obligations		202.6		13,205.8		10,271.2
Buyers credit from banks at floating interest rate		230.1		15,000.0		15,190.7
Loan from banks/financial institutions		2,104.8		137,181.5		127,410.4
Senior notes		6,080.6		396,301.9		342,278.1
Others		168.2		10,961.2		6,258.0

Total		11,058.8		720,758.3		646,571.8
Less: current portion (refer note 18)		1,677.6		109,338.9		40,927.3

Long-term debt	US$	9,381.2	Rs.	611,419.4	Rs.	605,644.5

Collateralized debt obligations

These represent amount received against finance receivables securitized/assigned, which do not qualify for derecognition.

Non-convertible debentures

The interest rate on non-convertible debentures range from 7.28% to 11.50% and maturity ranging from April 2018 to September 2024. During Fiscal 2018, the Company has exercised call option to redeem in full, at the end of 8th year from the date of allotment i.e. on April 30, 2018 non-convertible debentures amounting to Rs. 5,000 million.

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

Long-term loans from banks/financial institutions maturity is ranging from April 2018 to July 2023. Interest rate is based on marginal cost of funds lending rate (MCLR) of respective banks for loans amounting to Rs. 71,769.9 million. Interest rate is based on LIBOR for loans amounting to Rs. 65,411.6 million.

Commercial Paper

Commercial paper are unsecured short term papers, issued at discount bearing no coupon interest. The yield on commercial paper issued by the Company ranges from 6.08% to 8.15%.

Senior notes (Euro MTF listed debt)

The senior notes of Jaguar Land Rover Automotive Plc (JLR) are listed on the Euro MTF market, which is a listed market regulated by the Luxembourg Stock Exchange.

Details of the tranches of the senior notes outstanding at March 31, 2018 are as follows:

Issued on	Currency	Initial Principal amounts (in millions)	Outstanding Principal amounts (in millions)	Outstanding (In millions)				Interest rate	Redeemable on
				As at March 31,
				2018		2017
January 2013	USD	500	500	Rs.	32,485.2	Rs.	32,096.3	5.625%	February 2023
February 2015	GBP	400	400		36,664.8		32,108.4	3.875%	March 2023
January 2014	GBP	400	400		36,598.4		32,027.6	5.000%	February 2022
March 2015	USD	500	500		32,713.6		32,298.6	3.500%	March 2020
December 2013	USD	700	700		45,844.7		45,185.2	4.125%	December 2018
October 2014	USD	500	500		32,738.4		32,314.8	4.250%	November 2019
January 2017	GBP	300	300		27,504.6		24,065.2	2.750%	January 2021
January 2017	EUR	650	650		52,112.4		44,668.8	2.200%	January 2024
October 2017	USD	500	500		31,569.2		—	4.500%	March 2027

Total				Rs.	328,231.3	Rs.	274,764.9

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

Details of the tranches of the senior notes outstanding at March 31, 2018 are as follows:

Issued on	Currency	Initial Principal amounts (in millions)	Outstanding Principal amounts (in millions)	Outstanding (In millions)				Interest rate	Redeemable on
				As at March 31,
				2018		2017
October 2014	USD	250	250	Rs.	16,194.3	Rs.	16,087.8	5.750%	October 2024
May 2014	USD	300	300		19,487.7		19,249.8	5.750%	May 2021
October 2014*	USD	500	500		32,388.6		32,175.6	4.625%	April 2020

Total				Rs.	68,070.6	Rs.	67,513.2

*

Subsequent to the year ended March 31, 2018, the Company prepaid USD 237 million (Rs 15,447.1 million) of 4.625% senior notes at a premium of 2.5%. These were prepaid by funds raised through External Commercial Borrowings of USD 237 million.

For details of carrying amount of assets pledged as security for secured borrowings refer note 36

20.	Other financial liabilities – current

Other current financial liabilities consist of the following:

	As at March 31,
	2018		2018		2017
			(In millions)
Liability towards vehicles sold under repurchase arrangements	US$	678.7	Rs.	44,235.8	Rs.	28,283.8
Interest accrued but not due		168.1		10,957.2		9,432.4
Lease liabilities		3.4		222.3		221.3
Derivative financial instruments		952.5		62,076.6		142,579.5
Deferred payment liability		—		—		700.8
Unclaimed matured fixed deposits		1.7		107.7		126.2
Others		23.3		1,519.0		858.0

Total	US$	1,827.7	Rs.	119,118.6	Rs.	182,202.0

21.	Other financial liabilities – non-current

Other financial liabilities non-current consist of the following:

	As at March 31,
	2018		2018		2017
	(In millions)
Lease liabilities	US$	7.2	Rs.	467.5	Rs.	540.1
Derivative financial instruments		375.9		24,502.0		112,595.7
Liability towards employee separation scheme		13.1		852.2		723.6
Retention money, security deposits and others		31.7		2,065.7		804.9

Total	US$	427.9	Rs.	27,887.4	Rs.	114,664.3

22.	Provisions

Provisions consist of the following:

	As at March 31,
	2018		2018		2017
	(In millions)
Current
Product warranty	US$	994.5	Rs.	64,815.0	Rs.	46,706.4
Legal and product liability		168.8		10,999.2		8,809.6
Provision for residual risk		9.5		622.0		548.0
Provision for environmental liability		15.0		978.8		965.8
Employee related and other provisions		30.7		2,003.5		1,052.9	*

Total-Current	US$	1,218.5	Rs.	79,418.5	Rs.	58,082.7

Non-current
Employee benefits obligations	US$	113.2	Rs.	7,380.0	Rs.	7,329.7
Product warranty		1,450.3		94,521.6		73,592.6
Legal and product liability		33.7		2,199.5		3,845.2
Provision for residual risk		39.1		2,547.6		2,190.7
Provision for environmental liability		23.0		1,500.5		1,780.0
Other provisions		20.7		1,344.1		1,286.9

Total-Non-current	US$	1,680.0	Rs.	109,493.3	Rs.	90,025.1

* Includes provision towards employee claims in foreign subsidiaries.

	Year ended March 31,
	2018		2018		2018		2018
	Product Warranty				Legal and product Liability
	(In millions)
Balance at the beginning	US$	1,845.8	Rs.	120,299.0	US$	194.2	Rs.	12,654.8
Provision made during the year		1,309.4		85,338.8		32.1		2,091.3
Provision used during the year		(1,011.2)		(65,905.9)		(48.6)		(3,161.3)
Impact of discounting		23.3		1,521.3		—		—
Impact of foreign exchange translation		278.2		18,130.3		24.8		1,613.9
Liability for assets classified as held for sale		(0.7)		(46.9)		—		—

Balance at the end	US$	2,444.8	Rs.	159,336.6 *	US$	202.5	Rs.	13,198.7

Current	US$	994.5	Rs.	64,815.0	US$	168.8	Rs.	10,999.2
Non-current	US$	1,450.3	Rs.	94,521.6	US$	33.7	Rs.	2,199.5

* Provision includes estimated recovery from suppliers Rs. 17,451.2 million.

	Year ended March 31,
	2018		2018		2018		2018
	Provision for residual risk				Provision for environmental liability
	(In millions)
Balance at the beginning	US$	42.0	Rs.	2,738.7	US$	42.1	Rs.	2,745.8
Provision made during the year		6.8		441.0		(2.3)		(147.9)
Provision used during the year		(3.2)		(211.1)		(7.0)		(456.4)
Impact of foreign exchange translation		3.0		201.0		5.2		337.8

Balance at the end	US$	48.6	Rs.	3,169.6	US$	38.0	Rs.	2,479.3

Current	US$	9.5	Rs.	622.0	US$	15.0	Rs.	978.8
Non-current	US$	39.1	Rs.	2,547.6	US$	23.0	Rs.	1,500.5

23.	Other current liabilities

Other current liabilities consist of the following:

	As at March 31,
	2018		2018		2017
	(In millions)
Advances received from customers	US$	219.6	Rs.	14,312.5	Rs.	17,111.5
Statutory dues		487.4		31,768.6		26,589.3
Deferred revenue		356.8		23,249.9		14,173.3
Others		41.7		2,719.7		2,731.1

Total	US$	1,105.5	Rs.	72,050.7	Rs.	60,605.2

Statutory dues include goods and service tax, sales tax, excise duty and other taxes payable.

24.	Other liabilities - non-current

Other liabilities non-current consist of the following:

	As at March 31,
	2018		2018		2017
	(In millions)
Employee benefit obligations	US$	629.2	Rs.	41,007.6	Rs.	119,840.3
Deferred revenue		630.8		41,116.2		29,956.2
Others		31.1		2,025.5		2,980.8

Total	US$	1,291.1	Rs.	84,149.3	Rs.	152,777.3

25.	Equity

Ordinary shares and ‘A’ Ordinary shares

The movement of number of shares and share capital is as follows:

	Year ended March 31,
	2018								2017							2016
	Ordinary shares				‘A’ Ordinary shares				Ordinary shares			‘A’ Ordinary shares				Ordinary shares			‘A’ Ordinary shares
	No. of shares	(In millions)			No. of shares	(In millions)			No. of shares	(In millions)		No. of shares	(In millions)			No. of shares	(In millions)		No. of shares	(In millions)

Shares at the beginning	2,887,348,428	Rs.	5,775.2		508,502,291	Rs.	1,017.0		2,887,203,602	Rs.	5,774.8	508,476,704	Rs.	1,017.0		2,736,713,122	Rs.	5,473.8	481,966,945	Rs.	964.0
Shares issued pursuant to Rights issue	—		—		—		—		—		—	—		—		150,490,480		301.0	26,509,759		53.0
Shares issued #	266		0.00	*	80		0.00	*	144,826		0.4	25,587		0.0	*	—		—			—

Shares at the end	2,887,348,694	Rs.	5,775.2		508,502,371	Rs.	1,017.0		2,887,348,428	Rs.	5,775.2	508,502,291	Rs.	1,017.0		2,887,203,602	Rs.	5,774.8	508,476,704	Rs.	1,017.0

		US$	88.6			US$	15.6

#	Out of shares held in abeyance - Rights issue of 2001, 2008 and 2015.
*	Amounts less than Rs. 50,000

Authorized share capital

Authorized share capital includes 3,500,000,000 Ordinary shares of Rs. 2 each as at March 31, 2018 (3,500,000,000 Ordinary shares of Rs. 2 each as at March 31, 2017 and 2016 ), 1,000,000,000 ‘A’ Ordinary shares of Rs. 2 each as at March 31, 2018 (1,000,000,000 ‘A’ Ordinary shares of Rs. 2 each as at March 31, 2017 and 2016) and 300,000,000 convertible cumulative preference shares of Rs. 100 each as at March 31, 2018 (300,000,000 convertible cumulative preference shares of Rs. 100 each as at March 31, 2017 and 2016).

Subsequent to March 31, 2018, the Company completed the merger of TML Drivelines Ltd, a wholly owned subsidiary and accordingly the authorized share capital increased to 4,000,000,000 Ordinary shares of Rs. 2 each. There is no change for ‘A’ Ordinary shares.

Issued and subscribed share capital

Share issued includes partly paid up shares of 570 Ordinary shares of Rs. 2 each as at March 31, 2018 and 2017 and 68,750 Ordinary shares as at March 31, 2016.

Ordinary shares and ‘A’ Ordinary shares:

•

The Company has two classes of shares – the Ordinary shares and the ‘A’ Ordinary shares both of Rs.2 each (together referred to as shares). In respect of every Ordinary share (whether fully or partly paid), voting rights shall be in the same proportion as the capital paid up on such Ordinary share bears to the total paid up Ordinary share capital of the Company. In case of every ‘A’ Ordinary share, if any resolution is put to vote on a poll or by postal ballot at any general meeting of shareholders, the holder shall be entitled to one vote for every ten ‘A’ Ordinary shares held as per the terms of its issue and if a resolution is put to vote on a show of hands, the holders of ‘A’ Ordinary shares shall be entitled to the same number of votes as available to holders of Ordinary shares.

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

•	In the event of liquidation, the shareholders are eligible to receive the remaining assets of the Company after distribution of all preferential amounts, in proportion to their shareholdings.

26.	Other components of equity

(a)	The movement of Currency translation reserve is as follows:

	Year ended March 31,
	2018		2018		2017		2016
	(In millions)
Balance at the beginning	US$	(781.5)	Rs.	(50,933.2)	Rs.	45,936.6	Rs.	28,887.9
Exchange differences arising on translating the net assets of foreign operations (net)		1,476.2		96,211.5		(93,822.8)		16,758.7
Net change in translation reserve – equity accounted investees (net)		63.1		4,110.5		(3,047.0)		290.0

Balance at the end	US$	757.8	Rs.	49,388.8	Rs.	(50,933.2)	Rs.	45,936.6

(b)	The movement of Available-for-sale investments reserve is as follows:

	Year ended March 31,
	2018		2018	2017	2016
	(In millions)
Balance at the beginning	US$	16.3	Rs.1,062.8	Rs.274.6	Rs.280.6
Gain/(loss) arising on revaluation of available-for-sale investments (net)		8.6	565.8	905.6	23.9
Income tax relating to gain/loss arising on revaluation of available-for-sale investments (net), where applicable		(0.2)	(16.2)	(16.0)	(16.6)
Cumulative (gain)/loss reclassified to profit or loss on available-for-sale investments (net)		(2.6)	(169.2)	(143.9)	(22.0)
Income tax relating to cumulative gain/loss reclassified to profit or loss on available-for-sale investments (net), where applicable		0.7	45.2	42.5	7.6
Net change in share of available-for-sale investments reserves – equity accounted investees (net)		(1.0)	(66.3)	—	1.1

Balance at the end	US$	21.8	Rs.1,422.1	Rs.1,062.8	Rs.274.6

(c)	The movement of Hedging reserve is as follows:

	Year ended March 31,
	2018		2018		2017		2016
	(In millions)
Balance at the beginning	US$	(3,268.7)	Rs.	(213,038.1)	Rs.	(84,860.0)	Rs.	(88,603.2)
Gain/(loss) recognized on cash flow hedges		1,603.6		104,519.0		(266,264.8)		(12,677.6)
Income tax relating to gain/loss recognized on cash flow hedges		(301.0)		(19,616.7)		50,952.5		1,982.5
(Gain)/loss reclassified to profit or loss		1,573.3		102,536.7		108,817.5		18,047.9
Income tax relating to gain/loss reclassified to profit or loss		(298.9)		(19,482.0)		(21,683.3)		(3,609.6)

Balance at the end	US$	(691.7)	Rs.	(45,081.1)	Rs.	(213,038.1)	Rs.	(84,860.0)

(d)	Summary of Other components of equity:

	As at March 31,
	2018		2018		2017		2016
	(In millions)
Currency translation reserve	US$	757.8	Rs.	49,388.8	Rs.	(50,933.2)	Rs.	45,936.6
Available-for-sale investments reserve		21.8		1,422.1		1,062.8		274.6
Hedging reserve		(691.7)		(45,081.1)		(213,038.1)		(84,860.0)

Total	US$	87.9	Rs.	5,729.8	Rs.	(262,908.5)	Rs.	(38,648.8)

27.	Notes to reserves and dividends

Additional paid-in capital

The amount received in excess of face value of the equity shares is recognised in additional paid-in capital.

Retained earnings

Retained earnings are the profits that the Company has earned till date.

Capital redemption reserve

The Companies Act requires that where a company purchases its own shares out of free reserves or securities premium account, a sum equal to the nominal value of the shares so purchased shall be transferred to a capital redemption reserve account and details of such transfer shall be disclosed in the balance sheet. The capital redemption reserve account may be applied by the company, in paying up unissued shares of the company to be issued to shareholders of the company as fully paid bonus shares. Tata Motors Limited established this reserve pursuant to the redemption of preference shares issued in earlier years.

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

Hedge reserve

Effective portion of fair value gain/(loss) on all financial insturments designated in cash flow hedge relationship are accumulated in hedge reserve.

Dividends

The final dividend is recommended by the Board of Directors and is recorded in the books of account upon its approval by the shareholders. For the year ended March 31, 2018 and 2017, considering the losses in the Tata Motors Limited (standalone, no dividend is permitted to be paid to the members, as per the Companies Act, 2013 and the rules framed thereunder. For the year ended March 31, 2016, dividend per share of Rs. 0.2 for Ordinary Shares (face value of Rs. 2 each) and Rs. 0.3 for ‘A’ Ordinary Shares (face value of Rs. 2 each) was declared which was paid in year ended March 31, 2017.

28.	Employee cost

Employee cost consists of the following:

	Year ended March 31,
	2018		2018		2017		2016
	(In millions)
Salaries, wages and welfare expenses	US$	4,149.5	Rs.	270,441.8	Rs.	255,325.7	Rs.	253,989.3
Contribution to provident fund and other funds		493.7		32,183.0		28,262.3		34,128.1

Total	US$	4,643.2	Rs.	302,624.8	Rs.	283,588.0	Rs.	288,117.4

A subsidiary of the Company operates a Long Term Incentive Plan (LTIP) arrangement for certain employees. The scheme provides a cash payment to the employee based on a specific number of phantom shares at grant and the share price of Tata Motors Limited at the vesting date. The cash payment is dependent on the performance of the underlying shares of Tata Motors Limited over the 3 year vesting period and continued employment at the end of the vesting period. The fair value of the awards is calculated using a Black-Scholes model at the grant date. The fair value is updated at each reporting date as the awards are accounted for as cash-settled plan. The inputs into the model are based on the Tata Motors Limited historic data, the risk-free rate and the weighted average fair value of shares, in the scheme at the reporting date. During the year ended March 31, 2016, the subsidiary company issued its final LTIP based on the share price of Tata Motors Limited. The amount recognized in relation to the LTIP was Rs. 85.5 million, Rs. 701.3 million and Rs. 295.9 million for the years ended March 31, 2018, 2017 and 2016, respectively. The Company considers these amounts as not material and accordingly has not provided further disclosures as required by IFRS 2 “Share-based Payment”.

During the year ended March 31, 2017, the subsidiary has launched a new long-term employment benefit scheme which provides a cash payment to certain employees based on subsidiary’s performance against long-term business metrics. This new LTIP scheme has been accounted for in accordance with IAS 19 “Employee benefits”.

29.	Other expenses

Other expenses consist of the following:

	Year ended March 31,
	2018		2018		2017		2016
	(In millions)
Stores, spare parts and tools consumed	US$	339.2	Rs.	22,105.6	Rs.	24,191.1	Rs.	20,961.9
Freight and transportation expenses		1,762.0		114,840.9		103,534.4		103,350.9
Research and product development cost		541.9		35,318.7		34,135.7		34,687.7
Warranty and product liability expenses		1,073.7		69,978.9		85,866.4		67,539.3
Allowance for trade and other receivables, and finance receivables		6.1		400.9		7,359.5		15,319.4
Works operation and other expenses		4,010.8		261,407.3		232,674.8		223,315.3
Repairs to building and plant and machinery		95.0		6,189.7		6,273.2		6,175.7
Processing charges		205.5		13,390.8		11,720.3		11,106.8
Power and fuel		200.7		13,080.8		11,598.2		11,436.3
Insurance		51.5		3,355.9		4,121.2		3,743.5
Publicity		1,376.1		89,685.9		86,986.8		87,684.6

Total	US$	9,662.5		Rs.629,755.4	Rs.	608,461.6	Rs.	585,321.4

30.	Other income/(loss) (net)

Other income/(loss) (net) consist of the following:

	Year ended March 31,
	2018		2018		2017		2016
	(In millions)
Miscellaneous income	US$	675.2	Rs.	44,007.6	Rs.	28,475.0	Rs.	21,907.7
Gain / (Loss) on change in fair value of commodity derivatives		32.9		2,146.3		9,184.0		(11,555.3)
Dividend income and income on mutual funds		2.4		157.7		105.1		446.7
Gain/(loss) on sale, change in fair value of available-for-sale investments (net)		24.0		1,561.7		1,826.0		1,813.9

Total	US$	734.5	Rs.	47,873.3	Rs.	39,590.1	Rs.	12,613.0

31.	Interest expense (net)

Interest expense (net) consists of the following:

	Year ended March 31,
	2018		2018		2017		2016
	(In millions)
Gross interest expense	US$	910.0	Rs.	59,308.2	Rs.	55,306.7	Rs.	60,167.8
Less: Interest capitalized *		(198.6)		(12,943.2)		(12,941.0)		(12,255.2)

Total	US$	711.4	Rs.	46,365.0	Rs.	42,365.7	Rs.	47,912.6

*	Represents borrowing costs capitalized during the year on qualifying assets (property plant and equipment and product development).

The weighted average rate for capitalization of interest relating to general borrowings was approximately 4.3%, 4.4% and 6.3% for the years ended March 31, 2018, 2017 and 2016, respectively.

32.	Employee benefits

Defined Benefit Plan

Pension and post retirement medical plans

The following table sets out the funded and unfunded status and the amounts recognized in the financial statements for the pension and the post retirement medical plans in respect of Tata Motors, its Indian subsidiaries and joint operations:

	As at March 31,
	Pension benefits						Post retirement medical benefits
	2018		2018		2017		2018		2018		2017
	(In millions)
Change in defined benefit obligations :
Defined benefit obligation, beginning of the year	US$	150.5	Rs.	9,807.6	Rs.	9,238.6	US$	28.2	Rs.	1,838.6	Rs.	1,600.5
Current service cost		11.1		722.5		657.1		1.6		102.0		81.9
Interest cost		10.5		687.6		695.1		2.0		130.6		123.3
Remeasurements (gains) / losses
Actuarial (gains) / losses arising from changes in demographic assumptions		(2.5)		(160.3)		(9.6)		(1.7)		(114.0)		21.7
Actuarial (gains) / losses arising from changes in financial assumptions		3.5		228.8		160.1		(0.4)		(27.0)		218.2
Actuarial (gains) / losses arising from changes in experience adjustments		1.6		105.0		(65.0)		(4.4)		(289.6)		(104.6)
Benefits paid from plan assets		(17.9)		(1,168.5)		(778.9)		—		—		—
Benefits paid directly by employer		(0.9)		(59.8)		(89.8)		(1.5)		(100.1)		(102.4)
Past service cost—Plan amendments		1.3		85.0		—		—		—		—

Defined benefit obligation, end of the year	US$	157.2	Rs.	10,247.9	Rs.	9,807.6	US$	23.8	Rs.	1,540.5	Rs.	1,838.6

Change in plan assets:
Fair value of plan assets, beginning of the year	US$	129.2	Rs.	8,417.8	Rs.	7,996.9	US$	—	Rs.	—	Rs.	—
Interest income		9.7		633.3		600.5		—		—		—
Remeasurements gains / (losses)
Return on plan assets, (excluding amount included in net Interest cost)		(0.4)		(26.9)		264.1		—		—		—
Employer’s contributions		18.5		1,204.7		335.2		—		—		—
Benefits paid		(17.9)		(1,168.5)		(778.9)		—		—		—

Fair value of plan assets, end of the year	US$	139.1	Rs.	9,060.4	Rs.	8,417.8	US$	—	Rs.	—	Rs.	—

	As at March 31,
	Pension benefits						Post retirement medical benefits
	2018		2018		2017		2018		2018		2017
	(In millions)
Amount recognized in the balance sheet consists of:
Present value of defined benefit obligation	US$	157.2	Rs.	10,247.9	Rs.	9,807.6	US$	23.8	Rs.	1,540.5	Rs.	1,838.6
Fair value of plan assets		139.1		9,060.4		8,417.8		—		—		—

Net liability	US$	(18.1)	Rs.	(1,187.5)	Rs.	(1,389.8)	US$	(23.8)	Rs.	(1,540.5)	Rs.	(1,838.6)

Amounts in the balance sheet:
Non–current assets	US$	0.2	Rs.	15.7		65.5	US$	—	Rs.	—	Rs.	—
Non–current liabilities		(16.3)		(1,069.8)		(1,455.3)		(22.0)		(1,420.1)		(1,838.6)
Liabilities for assets classified as held for sale		(2.0)		(133.4)		—		(1.8)		(120.4)

Net liability	US$	(18.1)	Rs.	(1,187.5)	Rs.	(1,389.8)	US$	(23.8)	Rs.	(1,540.5)	Rs.	(1,838.6)

Total amount recognized in other comprehensive income consists of:

	As at March 31,
	Pension benefits								Post retirement medical benefits
	2018		2018		2017		2016		2018		2018		2017		2016
	(In millions)
Remeasurements (gains) /losses	US$	36.4	Rs.	2,372.5	Rs.	2,172.1	Rs.	2,350.7	US$	(0.8)	Rs.	(51.7)	Rs.	378.9	Rs.	243.6

	US$	36.4	Rs.	2,372.5	Rs.	2,172.1	Rs.	2,350.7	US$	(0.8)	Rs.	(51.7)	Rs.	378.9	Rs.	243.6

Information for funded plans with a defined benefit obligation in excess of plan assets:

	As at March 31,
	Pension benefits
	2018		2018		2017
	(In millions)
Defined benefit obligation	US$	21.6	Rs.	1,410.8	Rs.	7,953.7
Fair value of plan assets	US$	19.4	Rs.	1,262.9	Rs.	7,575.5

Information for funded plans with a defined benefit obligation less than plan assets:

	As at March 31,
	Pension benefits
	2018		2018		2017
	(In millions)
Defined benefit obligation	US$	119.4	Rs.	7,781.8	Rs.	776.9
Fair value of plan assets	US$	119.7	Rs.	7,797.5	Rs.	842.3

Information for unfunded plans:

	As at March 31,
	Pension benefits						Post retirement medical benefits
	2018		2018		2017		2018		2018		2017
	(In millions)
Defined benefit obligation	US$	16.2	Rs.	1,055.3	Rs.	1,077.0	US$	23.8	Rs.	1,540.5	Rs.	1,838.6

Net pension and post retirement medical cost consist of the following components:

	Year ended March 31,
	Pension benefits								Post retirement medical benefits
	2018		2018		2017		2016		2018		2018		2017		2016
	(In millions)
Service cost	US$	11.1	Rs.	722.5	Rs.	657.1	Rs.	642.6	US$	1.6	Rs.	102.0	Rs.	81.9	Rs.	76.8
Past Service cost—Plan amendment		1.3		85.0		—		—		—		—		—		—
Net interest cost / (income)		0.8		54.3		94.6		68.6		2.0		130.6		123.3		121.8

Net periodic cost	US$	13.2	Rs.	861.8	Rs.	751.7	Rs.	711.2	US$	3.6	Rs.	232.6	Rs.	205.2	Rs.	198.6

Other changes in plan assets and benefit obligation recognized in other comprehensive income.

	Year ended March 31,
	Pension benefits								Post retirement medical benefits
	2018		2018		2017		2016		2018		2018		2017		2016
Remeasurements (gains) / losses
Return on plan assets, (excluding amount included in net Interest expense)	US$	0.4	Rs.	26.9	Rs.	(264.1)	Rs.	(203.4)	US$	—	Rs.	—	Rs.	—	Rs.	—
Actuarial (gains) / losses arising from changes in demographic assumptions		(2.5)		(160.3)		(9.6)		14.6		(1.7)		(114.0)		21.7		—
Actuarial (gains) / losses arising from changes in financial assumptions		3.5		228.8		160.1		38.7		(0.4)		(27.0)		218.2		78.4
Actuarial (gains) / losses arising from changes in experience adjustments on plan liabilities		1.6		105.0		(65.0)		61.7		(4.4)		(289.6)		(104.6)		(165.3)

Total recognized in other comprehensive income	US$	3.0	Rs.	200.4	Rs.	(178.6)	Rs.	(88.4)	US$	(6.5)	Rs.	(430.6)	Rs.	135.3	Rs.	(86.9)

Total recognized in income statement and statement of other comprehensive income	US$	16.2	Rs.	1,062.2	Rs.	573.1	Rs.	622.8	US$	(2.9)	Rs.	(198.0)	Rs.	340.5	Rs.	111.7

The assumptions used in accounting for the pension and post retirement medical plans are set out below:

	As at March 31,
	Pension benefits			Post retirement medical benefits
	2018	2017	2016	2018	2017	2016
Discount rate	7.50% - 8.00%	6.75% - 7.50%	6.75% - 8.00%	8.00%	7.30%	8.00%
Rate of increase in compensation level of covered employees	5.00% - 12.00%	4.00% - 11.00%	5.00% - 12.00%	NA	NA	NA
Increase in health care cost	NA	NA	NA	6.00%	6.00%	6.00%

Plan Assets

The fair value of Company’s pension plan asset as of March 31, 2018 and 2017 by category are as follows:

	Pension benefits
	As at March 31
	2018	2017
Asset category:
Cash and cash equivalents	6.0%	1.0%
Debt instruments (quoted)	68.4%	72.0%
Debt instruments (unquoted)	0.3%	5.0%
Equity instruments (quoted)	1.7%	1.0%
Deposits with Insurance companies	23.6%	21.0%

	100.0%	100.0%

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

The weighted average duration of the defined benefit obligation as at March 31, 2018 is 14.51 years (2017 : 16.06 years)

The Company expects to contribute Rs.856.3 million to the funded pension plans in Fiscal 2019.

The table below outlines the effect on the service cost, the interest cost and the defined benefit obligation in the event of a decrease/increase of 1% in the assumed rate of discount rate, salary escalation and health care cost:

Assumption	Change in assumption	Impact on defined benefit obligation	Impact on service cost and interest cost
Discount rate	Increase by 1% Decrease by 1%	Decrease by Rs.918.0 million Increase by Rs.1,067.3 million	Decrease by Rs.211.1 million Increase by Rs.216.7 million

Salary escalation rate	Increase by 1% Decrease by 1%	Increase by Rs.815.1 million Decrease by Rs.722.4 million	Increase by Rs.195.0 million Decrease by Rs.186.2 million

Health care cost	Increase by 1% Decrease by 1%	Increase by Rs.191.2 million Decrease by Rs.160.7 million	Increase by Rs.45.7 million Decrease by Rs.37.2 million

Severance indemnity plan

Severance indemnity is a funded plan of Tata Daewoo Commercial Vehicles Limited (TDCV), a subsidiary of Tata Motors Limited.

The following table sets out the amounts recognized in the financial statements for the severance indemnity plan.

	As at March 31,
	2018		2018		2017
	(In millions)
Change in defined benefit obligation:
Defined benefit obligation, beginning of the year	US$	53.4	Rs.	3,482.6	Rs.	3,339.2
Service cost		6.9		452.6		486.2
Interest cost		1.2		79.0		63.4
Remeasurements (gains) / losses
Actuarial (gains) / losses arising from changes in financial assumptions		—		(1.4)		(156.5)
Actuarial (gains) / losses arising from changes in experience adjustments on plan liabilities		2.3		147.0		(195.3)
Benefits paid from plan assets		(1.1)		(70.8)		(42.6)
Benefits paid directly by employer		(0.5)		(34.9)		(13.5)
Foreign currency translation		3.1		202.2		1.7

Defined benefit obligation, end of the year	US$	65.3	Rs.	4,256.3	Rs.	3,482.6

Change in plan assets:
Fair value of plan assets, beginning of the year	US$	49.8		3,245.3		2,617.6
Interest income		1.3		81.5		55.8
Remeasurements gain / (loss)
Return on plan assets, (excluding amount included in net Interest expense)		(0.8)		(51.3)		(25.4)
Employer’s contributions		10.1		656.4		642.2
Benefits paid		(1.1)		(70.8)		(42.6)
Foreign currency translation		3.0		192.5		(2.3)

Fair value of plan assets, end of the year	US$	62.3	Rs.	4,053.6	Rs.	3,245.3

	As at March 31,
	2018		2018		2017
	(In millions)
Amount recognized in the balance sheet consist of:
Present value of defined benefit obligation	US$	65.3	Rs.	4,256.3	Rs.	3,482.6
Fair value of plan assets		62.3		4,053.6		3,245.3

Net liability	US$	(3.0)	Rs.	(202.7)	Rs.	(237.3)

Amounts in the balance sheet:
Non- current liabilities	US$	(3.0)	Rs.	(202.7)	Rs.	(237.3)

Total amount recognized in other comprehensive income for severance indemnity consists of:

	As at March 31,
	2018		2018		2017		2016
			(In millions)
Remeasurements (gains) / losses	US$	(9.4)	Rs.	(611.1)	Rs.	(808.0)	Rs.	(481.6)

	US$	(9.4)	Rs.	(611.1)	Rs.	(808.0)	Rs.	(481.6)

Net severance indemnity cost consist of the following components:

	Year ended March 31,
	2018		2018		2017		2016
	(In millions)
Service cost	US$	6.9	Rs.	452.6	Rs.	486.2	Rs.	555.3
Net interest cost		(0.1)		(2.5)		7.6		23.7

Net periodic pension cost	US$	6.8	Rs.	450.1	Rs.	493.8	Rs.	579.0

Other changes in plan assets and benefit obligation recognized in other comprehensive income for severance indemnity plan:

	Year ended March 31,
	2018		2018		2017		2016
	(In millions)
Remeasurements (gains) / losses
Return on plan assets, (excluding amount included in net Interest expense)	US$	0.8	Rs.	51.3	Rs.	25.4	Rs.	19.3
Actuarial (gains) / losses arising from changes in financial assumptions		—		(1.4)		(156.5)		(653.2)
Actuarial (gains) / losses arising from changes in experience adjustments on plan liabilities		2.3		147.0		(195.3)		(40.9)
Actuarial (gains) / losses arising from changes in demographic assumptions		—		—		—		33.1

Total recognized in other comprehensive income	US$	3.1	Rs.	196.9	Rs.	(326.4)	Rs.	(641.7)

Total recognized in income statement and statement of other comprehensive income	US$	9.9	Rs.	647.0	Rs.	167.4	Rs.	(62.7)

The assumptions used in accounting for the Severance indemnity plan is set out below:

	As at March 31,
	2018	2017	2016
Discount rate	2.8%	2.3%	1.9%
Rate of increase in compensation level of covered employees	3.5%	3.0%	3.0%

The table below outlines the effect on the service cost, the interest cost and the defined benefit obligation in the event of a decrease/increase of 1% in the assumed rate of discount rate, salary escalation rate:

Assumption	Change in assumption	Impact on defined benefit obligation	Impact on service cost
and interest cost
Discount rate	Increase by 1% Decrease by 1%	Decrease by Rs. 414.9 millions Increase by Rs. 484.3 millions	Decrease by Rs. 113.2 millions Increase by Rs. 124.3 millions
Salary escalation rate	Increase by 1% Decrease by 1%	Increase by Rs. 475.9 millions Decrease by Rs. 416.0 millions	Increase by Rs. 132.6 millions Decrease by Rs. 114.6 millions

Severance indemnity plans asset allocation by category is as follows:

	As at March 31,
	2018	2017
Deposit with banks	100%	100%

The weighted average duration of the defined benefit obligation as at March 31, 2018 is 10.7 years (2017 : 10.9 years)

The Company expects to contribute Rs.237.9 million to the funded severance indemnity plans in Fiscal 2019.

Jaguar Land Rover Pension plan

Jaguar Land Rover Ltd UK, have pension arrangements providing for qualifying employees with defined benefits related to pay and service as set out in the rules of each fund.

The UK defined benefit schemes are administered by a separate fund that is legally separated from the Company. The trustees of the pension schemes are required by law to act in the interest of the fund, and of all relevant stakeholders in the scheme, are responsible for the investment policy with regard to the assets of the schemes and all other governance matters. The board of trustees must be composed of representatives of the Company and plan participants in accordance with the plan’s regulations.

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

The following table sets out the disclosure pertaining to employee benefits of Jaguar Land Rover Limited

	As at March 31,
	Pension benefits
	2018		2018		2017
	(In millions)
Change in defined benefit obligation:
Defined benefit obligation, beginning of the year	US$	12,376.6	Rs.	806,676.9	Rs.	731,790.6
Service cost		284.8		18,561.3		17,357.3
Interest cost		315.8		20,584.3		24,107.4
Remeasurements (gains) / losses
Actuarial (gains) / losses arising from changes in demographic assumptions		(276.0)		(17,990.4)		(6,662.4)
Actuarial (gains) / losses arising from changes in financial assumptions		(463.0)		(30,177.8)		204,693.3
Actuarial (gains) / losses arising from changes in experience adjustments on plan liabilities		(130.2)		(8,487.5)		(18,672.2)
Past service cost		(553.7)		(36,090.1)		—
Plan settlement		(27.7)		(1,807.6)		—
Benefits paid		(1,295.6)		(84,441.3)		(19,724.2)
Member contributions		5.0		324.8		175.3
Foreign currency translation		1,544.2		100,647.8		(126,388.2)

Defined benefit obligation, end of the year	US$	11,780.2	Rs.	767,800.4	Rs.	806,676.9

Change in plan assets:
Fair value of plan assets, beginning of the year	US$	10,562.8	Rs.	688,454.9	Rs.	678,033.0
Interest Income		286.3		18,661.3		22,617.1
Remeasurements gains / (losses)
Return on plan assets, (excluding amount included in net Interest expense)		(153.0)		(9,974.6)		100,724.9
Employer’s contributions		376.7		24,554.2		19,899.5
Members contributions		5.0		324.8		175.3
Plan settlement		(26.8)		(1,749.5)		—
Benefits paid		(1,295.6)		(84,441.3)		(19,724.2)
Expenses paid		(11.9)		(777.7)		(789.0)
Foreign currency translation		1,416.5		92,326.8		(112,481.7)

Fair value of plan assets, end of the year	US$	11,160.0	Rs.	727,378.9	Rs.	688,454.9

	As at March 31,
	Pension benefits
	2018		2018		2017
	(In millions)
Amount recognized in the balance sheet consist of:
Present value of defined benefit obligation	US$	11,780.2	Rs.	767,800.4	Rs.	806,676.9
Fair value of plan assets		11,160.0		727,378.9		688,454.9

Net liability	US$	(620.2)	Rs.	(40,421.5)	Rs.	(118,222.0)

Amount recognized in the balance sheet consist of:
Non- current assets	US$	—	Rs.	—	Rs.	38.1
Non -current liabilities		(620.2)		(40,421.5)		(118,260.1)

Net liability	US$	(620.2)	Rs.	(40,421.5)	Rs.	(118,222.0)

Total amount recognized in other comprehensive income consist of:

	As at March 31,
	Pension benefits
	2018		2018		2017		2016
	(In millions)
Remeasurements (gains) / losses	US$	1,967.1	Rs.	128,212.1	Rs.	174,893.2	Rs.	96,259.4
Restriction of Pension asset (as per IFRIC 14)		(213.7)		(13,928.1)		(13,928.1)		(13,928.1)
Onerous obligation, excluding amounts included in interest expenses		(132.7)		(8,650.4)		(8,650.4)		(8,475.1)

	US$	1,620.7	Rs.	105,633.6	Rs.	152,314.7	Rs.	73,856.2

Net pension and post retirement cost consist of the following components:

	Year ended March 31,
	Pension benefits
	2018		2018		2017		2016
	(In millions)
Current service cost	US$	284.8	Rs.	18,561.3	Rs.	17,357.3	Rs.	22,125.8
Past service cost		(553.7)		(36,090.1)		—		13.8
Administrative expenses		11.9		777.7		789.0		824.5
Interest cost on Onerous obligations		—		—		—		1.0
Plan settlement		(0.9)		(58.1)		—		—
Net interest cost / (income)		29.5		1,923.0		1,490.3		2,899.5

Net periodic pension cost	US$	(228.4)	Rs.	(14,886.2)	Rs.	19,636.6	Rs.	25,864.6

Amount recognized in other comprehensive income

	Year ended March 31,
	Pension benefits
	2018		2018		2017		2016
	(In millions)
Remeasurements (gains) / losses
Actuarial (gains) / losses arising from changes in demographic assumptions	US$	(276.0)	Rs.	(17,990.4)	Rs.	(6,662.4)	Rs.	(3,560.2)
Actuarial (gains) / losses arising from changes in financial assumptions		(463.0)		(30,177.8)		204,693.3		(56,145.3)
Actuarial (gains) / losses arising from changes in experience adjustments on plan liabilities		(130.2)		(8,487.5)		(18,672.2)		6,252.6
Return on plan assets, (excluding amount included in net Interest expense)		153.0		9,974.6		(100,724.9)		5,079.0
Change in onerous obligation, excluding amounts included in interest expenses		—		—		(175.3)		98.6

Total recognized in other comprehensive income	US$	(716.2)	Rs.	(46,681.1)	Rs.	78,458.5	Rs.	(48,275.3)

Total recognized in income statement and statement of other comprehensive income	US$	(944.6)	Rs.	(61,567.3)	Rs.	98,095.1	Rs.	(22,410.7)

The assumptions used in accounting for the pension plans are set out below:

	As at March 31,
	Pension benefits
	2018	2017	2016
Discount rate	2.70%	2.60%	3.60%
Expected rate of increase in compensation level of covered employees	2.30%	3.70%	3.50%
Inflation increase	3.10%	3.20%	3.00%
The assumed life expectations on retirement at age 65 are (years)
Retiring today :
Males	21.3	21.5	21.5
Females	23.4	24.5	24.4
Retiring in 20 years :
Males	22.5	23.3	23.2
Females	25.1	26.3	26.2

For the valuation at March 31, 2018, the mortality assumptions used are the SAPS based table, in particular S2PxA tables and the Light table for members of the Jaguar Executive Pension Plan.

For the Jaguar Pension Plan, scaling factors of 113% to 119% have been used for male members and scaling factors of 102% to 114% have been used for female members. For the Land Rover Pension Scheme, scaling factors of 108% to 113% have been used for male members and scaling factors of 102% to 111% have been used for female members. For the Jaguar Executive Pension Plan, an average scaling factor of 95% has been used for male members and an average scaling factor of 85% has been used for female members.

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

There is an allowance for future improvements in line with the CMI (2017) projections and an allowance for long-term improvements of 1.25% per annum (2017, 2016: CMI (2014) projections with 1.25% per annum improvements).

Pension plans asset allocation by category is as follows:

	As at March 31,
	2018			2017
	Quoted *	Unquoted	Total	Quoted *	Unquoted	Total
	(In millions)
Equity Instruments
Information Technology	12,181.6	—	12,181.6	11,490.4	—	11,490.4
Energy	5,167.9	—	5,167.9	4,936.0	—	4,936.0
Manufacturing	8,859.3	—	8,859.3	8,415.5	—	8,415.5
Financials	13,935.0	—	13,935.0	13,270.6	—	13,270.6
Others	38,482.7	—	38,482.7	36,494.3	—	36,494.3

	78,626.5	—	78,626.5	74,606.8	—	74,606.8

Debt Instruments
Government	351,696.7	—	351,696.7	237,091.3	—	237,091.3
Corporate Bonds (Investment Grade)	1,845.7	169,434.6	171,280.3	1,618.4	167,582.3	169,200.7
Corporate Bonds (Non Investment Grade)	—	53,894.2	53,894.2	9,953.0	33,500.3	43,453.3

	353,542.4	223,328.8	576,871.2	248,662.7	201,082.6	449,745.3

Property Funds
UK	—	15,227.0	15,227.0	—	15,374.5	15,374.5
Other	—	14,765.5	14,765.5	—	12,623.3	12,623.3

	—	29,992.5	29,992.5	—	27,997.8	27,997.8

Cash and Cash equivalents	20,109.4	—	20,109.4	7,525.4	—	7,525.4

Other
Hedge Funds	—	32,853.3	32,853.3	—	32,610.2	32,610.2
Private Markets	184.6	23,255.7	23,440.3	—	14,079.9	14,079.9
Alternatives	43,373.8	19,748.9	63,122.7	26,460.4	30,668.1	57,128.5

	43,558.4	75,857.9	119,416.3	26,460.4	77,358.2	103,818.6

Derivatives
Foreign exchange contracts	—	92.3	92.3	—	1,375.6	1,375.6
Interest Rate and inflation	—	21,041.0	21,041.0	—	91,599.8	91,599.8

	—	21,133.3	21,133.3	—	92,975.4	92,975.4

Collateralized debt obligations	—	(118,770.3)	(118,770.3)	—	(68,214.4)	(68,214.4)

	—	(118,770.3)	(118,770.3)	—	(68,214.4)	(68,214.4)

Total	495,836.7	231,542.2	727,378.9	357,255.3	331,199.6	688,454.9

*	determined on the basis of quoted prices for identical assets or liabilities in active markets.

The split of Level 1 assets is 71% (2017: 52%), Level 2 assets 20% (2017: 41%) and Level 3 assets 9% (2017: 7%). Private market holdings are classified as Level 3 instruments. Included in the value for Government securities, Interest Rate and Inflation derivatives are Repo transactions, as noted above.

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

Assumption	Change in assumption	Impact on defined benefit obligation	Impact on service cost and interest cost
Discount rate	Increase / decrease by 0.25%	Decrease/increase by Rs. 40,743.7 million	Decrease/increase by Rs. 747.5 million
Inflation rate	Increase / decrease by 0.25%	Increase/decrease by Rs. 34,689.8 million	Increase/decrease by Rs. 885.9 million
Mortality rate	Increase / decrease by 1 year	Increase/decrease by Rs. 22,194.5 million	Increase/decrease by Rs. 479.9 million

Jaguar Land Rover contributes towards the UK defined benefit schemes. Following the April 5, 2015 valuations, it is intended to eliminate the pension scheme funding deficits over the 10 years following the valuation date. As at 31 March 2018, there is no additional liability; however, following the changes to the defined benefit schemes’ rules in April 2017, an additional obligation may arise in the future. The current agreed contribution rate for defined benefit accrual is 31% of pensionable salaries in the UK. Deficit contribution levels remain in line with the schedule of contributions agreed following the 2015 statutory valuation. Both the ongoing and deficit contribution rates these are expected to reduce following the completion of the 2018 statutory valuation during 2019.

The average duration of the benefit obligation at March 31, 2018 is 20.1 years (2017: 21.6 years).

On April 3, 2017, Jaguar Land Rover Automotive Plc approved and communicated to its Defined Benefit schemes’ members that the defined benefit schemes’ rules were to be amended with effect from April 6, 2017 so that, amongst other changes, retirement benefits will be calculated on a career average basis rather than based upon a member’s final salary at retirement. These changes were effective from April 6, 2017 and as a result of the re-measurement of the scheme’s liabilities, a past service credit of Rs. 36,090.1 million has recognised in year ended March 31, 2018.

Excluding this past service credit but allowing for the new benefit structure effective April 6, 2017, the expected net periodic pension cost for Fiscal 2019 is Rs. 21,203.9 million. The Company expects to pay Rs.23,717.1 million to its defined benefit schemes in Fiscal 2019.

Defined contribution plan

The Company’s contribution to defined contribution plans aggregated Rs. 8,995.9 million, Rs.7,549.5 million and Rs.6,768.5 million for years ended March 31, 2018, 2017 and 2016, respectively.

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

The Company has a right of appeal to the Commissioner of Income Tax (Appeals), or CIT (A), the Dispute Resolution Panel, or DRP, and to the Income Tax Appellate Tribunal, or ITAT, against adverse decisions by the assessing officer, DRP or CIT (A), as applicable. The income tax authorities have similar rights of appeal to the ITAT against adverse decisions by the CIT (A) or DRP. The Company has a further right of appeal to the Bombay High Court or the Supreme Court against adverse decisions by the appellate authorities for matters involving substantial question of law. The income tax authorities have similar rights of appeal.

As at March 31, 2018, there are matters and/or disputes pending in appeal amounting to Rs.3,031 million, which includes Rs. 22 million in respect of equity accounted investees (Rs.949 million, which includes Rs.22 million in respect of equity accounted investees as at March 31, 2017).

Customs, Excise Duty and Service Tax

As at March 31, 2018, there are pending litigations for various matters relating to customs, excise duty and service taxes involving demands, including interest and penalties, of Rs. 16,717 million, which includes Rs. 50 million in respect of equity accounted investees (Rs.14,851 million, which includes Rs.60 million in respect of equity accounted investees, as at March 31, 2017). These demands challenged the basis of valuation of the Company’s products and denied the Company’s claims of Central Value Added Tax, or CENVAT, credit on inputs. The details of the demands for more than Rs.200 million are as follows:

The Excise Authorities have raised a demand for Rs. 907 million as at March 31, 2018 (Rs. 907 million as at March 31, 2017), on account of alleged undervaluation of ex-factory discounts given by Company on passenger vehicles through invoices. The matter is being contested by the Company before the Bombay High Court.

As at March 31, 2018, the Excise Authorities have raised a demand and penalty of Rs. 2,399 million, (Rs. 2,399 million as at March 31, 2017), due to the classification of certain chassis (as dumpers instead of goods transport vehicles) which were sent to automotive body builders by the Company, which the Excise Authorities claim requires the payment of the National Calamity Contingent Duty, or NCCD. The Company has obtained a technical expert certificate on the classification. The appeal is pending before the Custom Excise & Service Tax Appellate Tribunal.

The Excise Authorities had denied the Company’s claim of a CENVAT credit of Rs. 360 million (Rs. 250 million as at March 31, 2017) claimed by the Company from Fiscal 1992 to Fiscal 2013, on technical grounds. The matter is being contested by the Company before the appellate authorities.

33.	Commitments and contingencies

As at March 31, 2018, the Excise Authorities had levied penalties and interest amounting to Rs. 6,799 million (Rs. 6,799 million as at March 31, 2017) with respect to CENVAT credit claimed by the Company from March 2010 to November 2012, on inputs, stating that vehicles manufactured at Uttarakhand plant are “Exempted Products” and the Company may not claim a CENVAT credit on these vehicles. The Company has challenged this demand as NCCD and the automobile cess is assessed on those vehicles, which are “duties of excise”. Therefore, the Company asserts that these vehicles are not “Exempted Products”. The matter is being contested by the Company before the appellate authorities.

As at March 31, 2018, the Excise Authorities have raised a demand amounting to Rs. 295 million (Rs. 295 million as at March 31, 2017) on pre-delivery inspection charges and free after-sales service charges incurred by dealers on Company’s products on the alleged grounds that the pre-delivery inspection charges and free after-sales services are provided by the dealer on behalf of the Company and should be included in excisable value of the vehicle. The case is pending before Tribunal.

As at March 31, 2018, the Service Tax Authorities has raised Service Tax demand of Rs. 549 million, (Rs. Nil as at March 31, 2017) wherein department alleged that the fee charged for securitization contract by one of our subsidiary, TMFL are not adequate. The matter is being contested by TMFL before the appellate authorities.

As at March 31, 2018, the Exicse Authorities have confirmed demand & penalty totalling to Rs. 909 million (Rs. Nil as at March 31, 2017) towards vehicles allegedly sold below cost of production with an intention to penetrate the market. The matter is being contested by the Company before the appellate authorities.

As at March 31, 2018, the Exicse Authorities have filed Appeal before appellate authority against the Order of adjudicating authority allowing Cenvat credit of service tax of Rs. 362 million (Rs. 362 million as at March 31, 2017) availed on consulting engineers services.

Sales Tax

The total sales tax demands (including interest and penalty), that are being contested by the Company amount to Rs. 10,962 million, which includes Rs. 109 million in respect of equity accounted investees as at March 31, 2018 (Rs.10,521 million, which includes Rs.115 million in respect of equity accounted investees, as at March 31, 2017). The details of the demands for more than Rs.200 million are as follows:

The Sales Tax Authorities have raised demand of Rs. 2,694 million(Rs. 1,995 million as at March 31, 2017) towards rejection of certain statutory forms for concessional lower/nil tax rate (Form F and Form C) on technical grounds such as late submission, single form issued against different months / quarters dispatches / sales, etc. and denial of exemption from tax in absence of proof of export for certain year. The Company has contended that the benefit cannot be denied on technicalities, which are being complied with. The matter is pending at various levels.

The Sales Tax authorities have denied input tax credit and levied interest and penalty thereon due to varied reasons aggregating to Rs. 4,360 million as at March 31, 2018 (Rs. 3,074 million as at March 31, 2017). The reasons for disallowing credit was mainly due to Taxes not paid by Vendors, incorrect method of calculation of set off as per the department, alleging suppression of sales as per the department etc. The matter is contested in appeal.

As at March 31, 2018, Sales Tax demand aggregating Rs. 958 million has been raised by Sales Tax Authorities for non submission of Maharashtra Trial Balance. This is relating to VAT assessment for the Financial year 2010-2013. The matter is contested in appeal.

The Sales Tax Authorities have raised demand for Entry Tax liability at various states amouting to Rs. 239 million. The Company is contesting this issue.

33.	Commitments and contingencies

Other Taxes and Dues

Other amounts for which the Company may contingently be liable aggregate to Rs. 3,670 million, which includes Rs. 18 million in respect of equity accounted investees as at March 31, 2018 (Rs.3,000 million, which includes Rs.18 million in respect of equity accounted investees, as at March 31, 2017). Following are the cases involving more than Rs.200 million:

The municipal authorities in certain states levy octroi duty (a local indirect tax) on goods brought inside the municipal limits at rates based on the classification of goods. Demands aggregating Rs.617 million as at March 31, 2018 (Rs.617 million as at March 31, 2017) had been raised demanding higher octroi duties on account of classification disputes relating to components purchased for the manufacture of vehicles and retrospective increase in octroi rates relating to past periods. The dispute relating to classification is presently pending before the Bombay High Court and the other dispute is pending before the Supreme Court.

As at March 31, 2018, property tax amounting to Rs. 568 million (Rs.537 million as at March 31, 2017) has been demanded by the local municipal authorities in respect of vacant land of the Company in the plants in Pimpri, Chinchwad and Chikhali. The Company has filed Special Leave Petition (SLP) before the Supreme Court against an unfavorable decision of the Bombay High Court. The Supreme Court has disposed of the SLP and remanded the matter back to the local municipal corporation for fresh adjudication.

As at March 31, 2018, Sales tax / VAT amounting to Rs. 305 million (Rs. 300 million as at March 31, 2017) has been demanded on local authorities on dealers in respect of spare parts used for carrying out warranty repairs. The dispute is pending before the Supreme Court of India.

Other claims

There are other claims against the Company, the majority of which pertain to government body investigations with regards to regulatory compliances, motor accident claims, product liability claims and consumer complaints. Some of the cases also relate to the replacement of parts of vehicles and/or the compensation for deficiencies in the services by the Company or its dealers.

Commitments

The Company has entered into various contracts with vendors and contractors for the acquisition of plant and machinery, equipment and various civil contracts of a capital nature amounting to Rs. 100,187 million, which includes Rs. 127 million in respect of equity accounted investees as at March 31, 2018 (Rs.196,109 million, which includes Rs.14,038 million in respect of equity accounted investees, as at March 31, 2017), which are yet to be executed.

The Company has entered into various contracts with vendors and contractors for the acquisition of intangible assets of a capital nature amounting to Rs.5,814 million as at March 31, 2018, (Rs.6,402 million as at March 31, 2017), which are yet to be executed.

Under the joint venture agreement with Chery Jaguar Land Rover Automotive Co. Limited, the Company is committed to contribute Rs. 36,221 million as at March 31, 2018 (Rs.32,956 million as at March 31, 2017) towards its share in the capital of the joint venture of which Rs. 29,753 million (Rs.27,071 million as at March 31, 2017) has been contributed as at March 31, 2018. As at March 31, 2018, the Company has an outstanding commitment of Rs. 6,468 million (Rs.5,885 million as at March 31, 2017).

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

The following table summarizes the capital of the Company:

	As at March 31,
	2018		2018		2017
	(In millions)
Equity*	US$	13,954.1	Rs.	909,441.8	Rs.	802,888.7
Short-term borrowings and current portion of long-term debt		4,254.5		277,287.4		179,526.7
Long-term debt		9,381.2		611,419.4		605,644.5

Total debt		13,635.7		888,706.8		785,171.2

Total capital (Debt + Equity)	US$	27,589.8	Rs.	1,798,148.6	Rs.	1,588,059.9

*	Details of equity :

	As at March 31,
	2018		2018		2017
	(In millions)
Total equity as reported in balance sheet	US$	14,023.2	Rs.	913,947.3	Rs.	538,842.2
Currency translation reserve attributable to
- Shareholders of Tata Motors Limited		(757.8)		(49,388.8)		50,933.2
- Non-controlling interests		(3.0)		(197.8)		75.2
Hedging reserve		691.7		45,081.1		213,038.1

Equity as reported above	US$	13,954.1	Rs.	909,441.8	Rs.	802,888.7

35.	Disclosures on financial instruments

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

(a)	Financial assets and liabilities

The following table presents the carrying amounts and fair value of each category of financial assets and liabilities as at March 31, 2018.

Financial assets	Cash, and loans and receivables		Available- for-sale financial assets		Derivatives other than in hedging relationship		Derivatives in hedging relationship		Total carrying value		Total fair value		Total carrying value		Total fair value
	(In millions)
Cash and cash equivalents	Rs.	147,167.5	Rs.	—	Rs.	—	Rs.	—	Rs.	147,167.5	Rs.	147,167.5	US$	2,258.0	US$	2,258.0
Short-term deposits		193,615.7		—		—		—		193,615.7		193,615.7		2,970.7		2,970.7
Finance receivables		238,989.7		—		—		—		238,989.7		238,235.9		3,666.9		3,655.3
Trade receivables		198,933.0		—		—		—		198,933.0		198,933.0		3,052.3		3,052.3
Unquoted equity investments*		—		2,036.9		—		—		2,036.9		—		31.3		—
Unquoted equity investments, at fair value		—		4,076.1		—		—		4,076.1		4,076.1		62.5		62.5
Other investments		1,094.0		147,007.0		—		—		148,101.0		148,101.0		2,272.4		2,272.4
Other financial assets:
- current		33,682.3		—		13,931.8		10,829.5		58,443.6		58,443.6		896.7		896.7
- non-current		22,123.8		—		11,880.7		16,588.3		50,592.8		50,592.8		776.3		776.3

Total	Rs.	835,606.0	Rs.	153,120.0	Rs.	25,812.5	Rs.	27,417.8	Rs.	1,041,956.3	Rs.	1,039,165.6	US$	15,987.1	US$	15,944.2

*	The fair value in respect of the unquoted equity investments cannot be reliably measured.

Financial liabilities	Derivatives other than in hedging relationship		Derivatives in hedging relationship		Other financial liabilities		Total carrying value		Total fair value		Total carrying value		Total fair value
(In millions)
Accounts payable	Rs.	—	Rs.	—	Rs.	804,601.6	Rs.	804,601.6	Rs.	804,601.6	US$	12,345.2	US$	12,345.2
Acceptances		—		—		49,013.4		49,013.4		49,013.4		752.0		752.0
Short-term debt (excluding current portion of long-term debt)		—		—		167,948.5		167,948.5		167,948.5		2,576.9		2,576.9
Long-term debt (including current portion of long-term debt) (refer note below)		—		—		720,758.3		720,758.3		727,920.3		11,058.8		11,168.8
Other financial liabilities:
- current		8,090.1		53,986.5		57,042.0		119,118.6		119,118.6		1,827.7		1,827.7
- non-current		1,395.1		23,106.9		3,385.4		27,887.4		27,887.4		427.9		427.9

Total	Rs.	9,485.2	Rs.	77,093.4	Rs.	1,802,749.2	Rs.	1,889,327.8	Rs.	1,896,489.8	US$	28,988.5	US$	29,098.5

*	Includes USD denominated bonds designated as cash flow hedges against forecasted USD revenue amounting to Rs.111,664.4 million (USD 1,700 million)

**	Includes Rs.31,560.0 million designated as hedged item in fair value hedge relationship. This includes a loss of Rs.928.0 million on account of fair value changes attributable to the hedged interest rate risk.

The following table presents the carrying amounts and fair value of each category of financial assets and liabilities as at March 31, 2017.

Financial assets	Cash, and loans and receivables		Available- for-sale financial assets		Derivatives other than in hedging relationship		Derivatives in hedging relationship		Total carrying value		Total fair value
	(In millions)
Cash and cash equivalents	Rs.	139,867.6	Rs.	—	Rs.	—	Rs.	—	Rs.	139,867.6	Rs.	139,867.6
Short-term deposits		218,927.6		—		—		—		218,927.6		218,927.6
Finance receivables		175,632.5		—		—		—		175,632.5		175,290.4
Trade receivables		140,755.5		—		—		—		140,755.5		140,755.5
Unquoted equity investments*		—		3,823.1		—		—		3,823.1		—
Other investments		191.3		153,265.3		—		—		153,456.6		153,456.6
Other financial assets:
- current		9,545.7		—		4,272.3		10,829.5		24,647.5		24,647.5
- non-current		8,894.3		—		11,165.1		16,588.3		36,647.7		36,647.7

Total	Rs.	693,814.5	Rs.	157,088.4	Rs.	15,437.4	Rs.	27,417.8	Rs.	893,758.1	Rs.	889,592.9

*	The fair value in respect of the unquoted equity investments cannot be reliably measured.

Financial liabilities	Derivatives other than in hedging relationship	Derivatives in hedging relationship	Other financial liabilities	Total carrying value	Total fair value
	(In millions)
Accounts payable	Rs. —	Rs. —	Rs. 610,201.4	Rs. 610,201.4	Rs. 610,201.4
Acceptances	—	—	48,342.4	48,342.4	48,342.4
Short-term debt (excluding current portion of long-term debt)	—	—	138,599.4	138,599.4	138,599.4
Long-term debt (including current portion of long-term debt)*	—	—	646,571.8	646,571.8	662,442.1
Other financial liabilities:
- current	19,826.1	122,753.4	39,622.5	182,202.0	182,202.0
- non-current	1,009.1	111,586.6	2,068.6	114,664.3	114,664.3

Total	Rs. 20,835.2	Rs. 234,340.0	Rs. 1,485,406.1	Rs. 1,740,581.3	Rs. 1,756,451.6

*	Includes USD denominated bonds designated as cash flow hedges against forecasted USD revenue amounting to Rs.77,820 million (USD 1,200 million)

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

Valuation techniques with observable inputs (Level 2): This level of hierarchy includes financial assets and liabilities, measured using inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly (i.e., as prices) or indirectly (i.e., derived from prices). This level of hierarchy includes Company’s over-the-counter (OTC) derivative contracts. Fair values of forward derivatives and commodity swap contracts are estimated by discounting expected future contractual cash flows using prevailing market interest rate curves. Option contracts are fair valued using standard options pricing methodology, based on prevailing market interest rates and volatilities.

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

	As at March 31, 2018
	Level 1		Level 2		Level 3		Total
	(In millions)
Financial assets measured at fair value
Available-for-sale financial assets	Rs.	147,007.0	Rs.	—	Rs.	—	Rs.	147,007.0
Unquoted equity investments		—		—		4,076.1		4,076.1
Derivative assets		—		53,230.3		—		53,230.3

Total	Rs.	147,007.0	Rs.	53,230.3	Rs.	4,076.1	Rs.	204,313.4

	US$	2,255.6	US$	816.7	US$	62.5	US$	3,134.8

Financial liabilities measured at fair value
Derivative liabilities	Rs.	—	Rs.	86,578.6	Rs.	—	Rs.	86,578.6

Total	Rs.	—	Rs.	86,578.6	Rs.	—	Rs.	86,578.6

	US$	—	US$	1,328.4	US$	—	US$	1,328.4

	As at March 31, 2017
	Level 1		Level 2		Level 3		Total
	(In millions)
Financial assets measured at fair value
Available-for-sale financial assets	Rs.	153,265.3	Rs.	—	Rs.	—	Rs.	153,265.3
Derivative assets		—		42,855.2		—		42,855.2

Total	Rs.	153,265.3	Rs.	42,855.2	Rs.	—	Rs.	196,120.5

Financial liabilities measured at fair value
Derivative liabilities	Rs.	—	Rs.	255,175.2	Rs.	—	Rs.	255,175.2

Total	Rs.	—	Rs.	255,175.2	Rs.	—	Rs.	255,175.2

There have been no transfers between level 1 and level 2 for the years ended March 31, 2018 and 2017.

The following table provides an analysis of fair value of financial instruments that are not measured at fair value on recurring basis, grouped into Level 1 to Level 3 categories:

	As at March 31, 2018
	Level 1		Level 2		Level 3		Total
	(In millions)
Financial assets not measured at fair value
Finance receivables		—		—		238,235.9		238,235.9
Other investments		—		1,094.0		—		1,094.0

Total	Rs.	—	Rs.	1,094.0	Rs.	238,235.9	Rs.	239,329.9

	US$	—	US$	16.8	US$	3,655.3	US$	3,672.2

Financial liabilities not measured at fair value
Short-term debt (excluding current portion of long-term debt)		—		167,948.5		—		167,948.5
Long-term debt (including current portion of long-term debt)		399,497.0		328,423.3		—		727,920.3

Total	Rs.	399,497.0	Rs.	496,371.8	Rs.	—	Rs.	895,868.8

	US$	6,129.6	US$	7,616.1	US$	—	US$	13,745.7

	As at March 31, 2017
	Level 1		Level 2		Level 3		Total
	(In millions)
Financial assets not measured at fair value
Finance receivables		—		—		175,290.4		175,290.4
Other investments		—		191.3		—		191.3

Total	Rs.	—	Rs.	191.3	Rs.	175,290.4	Rs.	175,481.7

Financial liabilities not measured at fair value
Short-term debt (excluding current portion of long-term debt)		—		138,599.4		—		138,599.4
Long-term debt (including current portion of long-term debt)		353,235.2		309,206.9		—		662,442.1

Total	Rs.	353,235.2	Rs.	447,806.3	Rs.	—	Rs.	801,041.5

Notes

The short-term financial assets and liabilities are stated at amortized cost which is approximately equal to their fair value.

Derivatives are fair valued using market observable rates and published prices together with forecast cash flow information where applicable.

The fair value of finance receivables has been estimated by discounting expected cash flows using rates at which loans of similar credit quality and maturity would be made and internal assumptions such as expected credit losses and estimated collateral value for repossessed vehicles as at March 31, 2018 and 2017. As unobservable inputs are applied, finance receivables are classified in Level 3.

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

The following table discloses the amounts that have been offset, in arriving at the balance sheet presentation and the amounts that are available for offset only under certain conditions as at March 31, 2018:

	Gross amount recognized		Gross amount recognized as set off in the balance sheet		Net amount presented in the balance sheet		Amounts subject to an enforceable master netting arrangement				Net amount after offsetting
Financial assets							Financial instruments		Cash collateral
	(In millions)
Derivative financial instruments	Rs.	53,230.3	Rs.	—	Rs.	53,230.3	Rs.	(49,058.2)	Rs.	—	Rs.	4,172.1
Trade receivables		199,905.7		(972.7)		198,933.0		—		—		198,933.0
Cash and cash equivalents		163,843.3		(16,675.8)		147,167.5		—		—		147,167.5

Total	Rs.	416,979.3	Rs.	(17,648.5)	Rs.	399,330.8	Rs.	(49,058.2)	Rs.	—	Rs.	350,272.6

	US$	6,397.9	US$	(270.8)	US$	6,127.2	US$	(752.7)	US$	—	US$	5,374.5

Financial liabilities
Derivative financial instruments	Rs.	86,578.6	Rs.	—	Rs.	86,578.6	Rs.	(49,058.2)	Rs.	—	Rs.	37,520.4
Accounts payable		805,574.3		(972.7)		804,601.6		—		—		804,601.6
Loans from banks/financial institutions (short-term)		77,948.8		(16,675.8)		61,273.0		—		—		61,273.0

Total	Rs.	970,101.7	Rs.	(17,648.5)	Rs.	952,453.2	Rs.	(49,058.2)	Rs.	—	Rs.	903,395.0

	US$	14,884.7	US$	(270.8)	US$	14,613.9	US$	(752.7)	US$	—	US$	13,861.2

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

The carrying amount of trade receivables and finance receivables along with the associated liabilities is as follows:

	As at March 31,
	2018				2018					2017
Nature of Asset	Carrying amount of asset sold		Carrying amount of associated liabilities		Carrying amount of asset sold			Carrying amount of associated liabilities		Carrying amount of asset sold			Carrying amount of associated liabilities
	(In millions)
Trade receivables	US$	231.3	US$	231.3	Rs.	15,074.4		Rs.	15,074.4	Rs.	14,948.7		Rs.	14,948.7
Finance receivables	US$	200.5	US$	202.6	Rs.	13,069.1	*	Rs.	13,205.8	Rs.	10,043.8	*	Rs.	10,271.2

*	Net of provision of Rs. 226.2 million and Rs. 290.0 million as at March 31, 2018 and 2017, respectively.

(c)	Cash flow hedges

As at March 31, 2018, the Company has a number of cash flow hedging instruments in a hedging relationship. The Company and its subsidiaries uses foreign currency forward and option contracts, to hedge future cash flows from sales, purchases and repayment of borrowings. The Company and its subsidiaries have designated some of its U.S dollar denominated bonds as cash flow hedging instruments of foreign currency risk arising from future anticipated sales. Cash flow hedges are expected to be recognized in profit or loss during the years ending March 31, 2019 to 2023.

The Company and its subsidiaries also has a number of foreign currency derivative contracts, which are entered into as an economic hedge of the financial risks of the Company. These contracts do not meet the hedge accounting criteria of IAS 39, hence the change in fair value is recognized immediately in the income statement.

The time value of options is considered ineffective in the hedge relationship and thus the change in time value is recognised in the income statement, as it arises.

Changes in fair value of foreign currency derivative contracts and foreign currency bonds, to the extent determined to be an effective hedge, is recognized in other comprehensive income and the ineffective portion of the fair value change is recognized in income statement.

The following table summarizes the gain (loss) from cash flow hedges recognized in other comprehensive income and income statement.

	Year ended March 31,
	2018		2018	2017	2016
	(In millions)
Fair value gain/(loss) of foreign currency derivative contracts recognized in Hedging reserve	US$	1,418.3	Rs. 92,442.8	(253,124.1)	(12,677.6)
Fair value gain/(loss) of foreign currency bonds recognized in Hedging reserve	US$	190.8	Rs. 12,435.2	(13,140.7)	—
Fair value gain/(loss) of cross currency interest rate swaps entered for cash flow hedges of repayment of foreign currency denominated borrowings recognized in Hedging reserve	US$	(5.5)	Rs. (359.0)	—	—

Gain/(loss) recognized in Hedging reserve		1,603.6	104,519.0	(266,264.8)	(12,677.6)

Gain/(loss) reclassified from Hedging reserve and recognized in ‘Revenue’ in the income statament on occurance of forecast sales	US$	(1,822.3)	Rs. (118,767.0)	(112,697.8)	7,690.6
Gain/(loss) reclassified out of Hedging reserve and recorded in ‘Raw materials, components and consumables’ in the income statement when forecast purchases affect income statement	US$	240.5	Rs. 15,674.8	7,553.4	(25,570.8)
Gain/(loss) reclassified from Hedging reserve and recognized in ‘Foreign exchange (gain)/loss (net)’ in the income statement on account of forecast transactions no longer expected to occur	US$	8.5	Rs. 555.5	(3,673.1)	(167.7)

Gain/(loss) reclassified from Hedging reserve to the income statement		(1,573.3)	(102,536.7)	(108,817.5)	(18,047.9)

(d)	Financial risk management

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

The following table sets forth information relating to foreign currency exposure (other than risk arising from derivatives disclosed at clause (iv) below) as at March 31, 2018:

	U.S. dollar	Euro	Chinese Renminbi	GBP	Japanese Yen	Others*	Total
	(In millions)
Financial assets	Rs.135,310.7	Rs.128,171.7	Rs.49,977.2	Rs.15,115.0	Rs.4,750.2	Rs.41,652.4	374,977.2
Financial liabilities	Rs.369,091.0	Rs.311,926.9	Rs.53,989.1	Rs.63,716.6	Rs.5,456.5	Rs.35,389.5	839,569.6

*	Others mainly include currencies such as the Russian rouble, Singapore dollars, Swiss franc, Australian dollars, South African rand, Singapore dollars, Thai baht and Korean won.

10% appreciation/depreciation of the respective foreign currencies with respect to functional currency of the Company would result in decrease/increase in the Company’s net income before tax by approximately Rs. 37,497.7 million and Rs. 72,790.6 million for financial assets and financial liabilities respectively for the year ended March 31, 2018 and decrease/increase in the Company’s other comprehensive income by approximately Rs. 11,166.4 million in respect of financial liabilities designated in cash flow hedges for the year ended March 31, 2018.

The following table set forth information relating to foreign currency exposure (other than risk arising from derivatives disclosed at clause (iv) below) as at March 31, 2017:

	U.S. dollar	Euro		Chinese Renminbi	Japanese Yen	Others*	Total
	(In millions)
Financial assets	Rs.104,987.4	Rs.	98,624.2	Rs.40,009.6	Rs.1,279.8	Rs.44,323.2	Rs.289,224.2
Financial liabilities	Rs.375,478.7	Rs.	213,018.3	Rs.33,991.9	Rs.5,382.2	Rs.29,392.5	Rs.657,263.6

*	Others mainly include currencies such as the Russian rouble, Swiss franc, Australian dollars, South African rand, Singapore dollars, Thai baht and Korean won.

10% appreciation/depreciation of the respective foreign currencies with respect to functional currency of the Company would result in decrease/increase in the Company’s net income before tax by approximately Rs. 28,922.4 million and Rs. 58,201.0 million for financial assets and financial liabilities respectively, for the year ended March 31, 2017 and decrease/increase in the Company’s other comprehensive income before tax by approximately Rs. 7,525.4 million in respect of financial liabilities designated in cash flow hedges for the year ended March 31, 2017.

The following table set forth information relating to foreign currency exposure (other than risk arising from derivatives disclosed at clause (iv) below) as at March 31, 2016:

	U.S. dollar		Euro		Chinese Renminbi	Japanese Yen	Others*	Total
	(In millions)
Financial assets	Rs.	73,411.8	Rs.	66,207.6	Rs.63,929.2	Rs.2,577.6	Rs.41,348.7	Rs.247,474.9
Financial liabilities	Rs.	367,796.8	Rs.	165,362.8	Rs.54,509.4	Rs.6,163.9	Rs.27,896.5	Rs.621,729.4

*	Others mainly include currencies such as the Russian rouble, Swiss franc, Australian dollars, South African rand, Singapore Dollars, Thai baht and Korean won.

10% appreciation/depreciation of the respective foreign currencies with respect to functional currency of the Company would result in decrease/increase in the Company’s net income before tax by approximately Rs. 24,747.5 million and Rs. 62,172.9 million for financial assets and financial liabilities respectively for the year ended March 31, 2016.

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

As at March 31, 2018, 2017 and 2016, financial liability of Rs. 210,182.8 million, Rs. 189,283.6 million and Rs. 221,171.2 million, respectively, was subject to variable interest rates. Increase/decrease of 100 basis points in interest rates at the balance sheet date would result in an impact (decrease/increase in case of net income) of Rs. 2,101.8 million, Rs. 1,892.8 million and Rs. 2,211.7 million on income for the year ended March 31, 2018, 2017 and 2016, respectively.

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

The Company uses cross currency interest rate swaps to hedge some of its exposure to interest rate arising from variable rate foreign currency denominated debt.

The Company uses cross currency interest rate swaps to hedge some of its exposure to interest rate arising from variable rate foreign currency denominated debt. The Company and its subsidiaries also uses cross currency interest rate swaps to convert some of its foreign currency denominated fixed rate debt to floating rate debt.

(i) – (c) Equity Price risk

Equity Price Risk is related to the change in market reference price of the investments in equity securities.

The fair value of some of the Company’s investments in available-for-sale securities exposes the Company to equity price risks. In general, these securities are not held for trading purposes. These investments are subject to changes in the market price of securities. The fair value of available-for-sale equity securities as at March 31, 2018, 2017 and 2016, was Rs. 3,404.8 million, Rs. 2,602.9 million and Rs. 2,105.0 million, respectively. A 10% change in equity prices of available-for-sale securities held as at March 31, 2017, 2016 and 2015, would result in an impact of Rs. 340.5 million, Rs. 260.3 million and Rs. 210.5 million on equity, respectively.

The Company has investments in unquoted equity shares of Rs. 2,036.9 million as at March 31, 2018, Rs. 3,823.1 million as at March 31, 2017 and Rs.3,900.0 million as at March 31, 2016, the fair value of which cannot be reliably measured .

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

Exposure to credit risk

The carrying amount of financial assets represents the maximum credit exposure. The maximum exposure to credit risk was Rs. 1,035,065.2 million as at March 31, 2018 and Rs. 887,129.2 million as at March 31, 2017, being the total of the carrying amount of balances with banks, short term deposits with banks, trade receivables, finance receivables, margin money and other financial assets excluding equity investments.

Financial assets that are neither past due nor impaired

None of the Company’s cash equivalents, including time deposits with banks, are past due or impaired. Regarding trade receivables and other receivables, and other loans or receivables that are neither impaired nor past due, there were no indications as at March 31, 2018, that defaults in payment obligations will occur.

Credit quality of financial assets and impairment loss

The ageing of trade receivables and finance receivables as of balance sheet date is given below. The age analysis have been considered from the due date.

	As at March 31,
	2018		2018		2018			2018	2018	2018		2017	2017	2017
Trade receivables	Gross		Allowance		Net			Gross	Allowance	Net		Gross	Allowance	Net
	(In millions)
Period (in months)
Not due	US$	2,447.6	US$	(3.3)	US$	2,444.3		Rs.159,519.0	Rs.(215.7)	Rs.159,303.3		Rs.119,438.7	Rs.(909.9)	Rs.118,528.8
Overdue up to 3 months		503.6		(5.7)		497.9		32,819.4	(371.5)	32,447.9		17,718.2	(319.8)	17,398.4
Overdue 3-6 months		34.4		(5.4)		29.0		2,243.6	(354.8)	1,888.8		1,859.3	(254.9)	1,604.4
Overdue more than 6 months		260.2		(179.1)		81.1	*	16,967.8	(11,674.8)	5,293.0	*	15,513.7	(12,289.8)	3,223.9	*

Total	US$	3,245.8	US$	(193.5)	US$	3,052.3		Rs.211,549.8	Rs. (12,616.8)	Rs.198,933.0		Rs.154,529.9	Rs. (13,774.4)	Rs.140,755.5

*

Trade receivables overdue more than six months include Rs. 4,622.2 million as at March 31, 2018 (Rs. 2,122.9 million as at March 31, 2017) outstanding from state government organizations in India, which are considered recoverable.

The Company makes allowances for losses on its portfolio of finance receivable on the basis of expected future collection from receivables. The future collection are estimated on the basis of past collection trend which are adjusted for changes in current circumstances as well as expected changes in collection on account of future with respect to certain macro economic factor like GDP growth, fuel price and inflation.

	As at March 31,
	2018		2018		2018		2018	2018	2018	2017	2017	2017
Finance receivables #	Gross		Allowance		Net		Gross	Allowance	Net	Gross	Allowance	Net
	(In millions)
Period (in months)
Not due*	US$	3,669.3	US$	(114.2)	US$	3,555.1	Rs.239,142.5	Rs. (7,443.7)	Rs.231,698.8	Rs.180,047.7	Rs. (14,036.4)	Rs.166,011.3
Overdue up to 3 months		69.4		(2.4)		67.0	4,526.3	(154.5)	4,371.8	7,029.2	(407.5)	6,621.7
Overdue more than 3 months		108.0		(63.2)		44.8	7,038.8	(4,119.7)	2,919.1	24,530.7	(21,531.2)	2,999.5

Total	US$	3,846.7	US$	(179.8)	US$	3,666.9	Rs.250,707.6	Rs. (11,717.9)	Rs.238,989.7	Rs.211,607.6	Rs. (35,975.1)	Rs.175,632.5

*	Allowance in the “Not due” category includes allowance against installments pertaining to impaired finance receivables which have not yet fallen due.
#	Finance receivables originated in India.

(iii)	Liquidity risk

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

The table below provides details regarding the contractual maturities of financial liabilities, including estimated interest payments as at March 31, 2018:

	Carrying amount		Due in 1st Year		Due in 2nd Year		Due in 3rd to 5th Year		Due after 5th Year		Total contractual cash flows
			(In millions)
Financial liabilities
Accounts payable and acceptances	Rs.	853,615.0	Rs.	853,615.0	Rs.	—	Rs.	—	Rs.	—	Rs.	853,615.0	US$	13,097.3
Borrowings and interest thereon		899,664.0		311,803.8		149,973.7		398,648.1		160,292.0		1,020,717.6		15,661.2
Other financial liabilities		49,470.2		46,273.1		1,717.9		1,176.9		1,069.2		50,237.1		770.8
Derivative liabilities		86,578.6		62,076.6		29,688.0		12,188.2		1,207.6		105,160.4		1,613.5

Total	Rs.	1,889,327.8	Rs.	1,273,768.5	Rs.	181,379.6	Rs.	412,013.2	Rs.	162,568.8	Rs.	2,029,730.1	US$	31,142.8

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

	Carrying amount		Due in 1st Year		Due in 2nd Year		Due in 3rd to 5th Year		Total contractual cash flows
	(In millions)
Collateralized debt obligations	Rs.	13,205.8	Rs.	7,280.9	Rs.	5,924.9	Rs.	—	Rs.	13,205.8	US$	202.6

The table below provides details regarding the contractual maturities of financial liabilities, including estimated interest payments as at March 31, 2017:

	Carrying amount		Due in 1st Year		Due in 2nd Year		Due in 3rd to 5th Year		Due after 5th Year		Total contractual cash flows
	(In millions)
Financial liabilities
Accounts payable and acceptances	Rs.	658,543.8	Rs.	658,543.8	Rs.	—	Rs.	—	Rs.	—	Rs.	658,543.8
Borrowings and interest thereon		794,603.6		217,085.8		130,287.8		395,994.5		193,108.9		936,477.0
Other financial liabilities		32,258.7		30,190.1		577.1		843.5		1,161.3		32,772.0
Derivative liabilities		255,175.2		157,918.7		104,708.5		60,528.2		11.6		323,167.0

Total	Rs.	1,740,581.3	Rs.	1,063,738.4	Rs.	235,573.4	Rs.	457,366.2	Rs.	194,281.8	Rs.	1,950,959.8

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

	Carrying amount		Due in 1st Year		Due in 2nd Year		Due in 3rd to 5th Year	Total contractual cash flows
	(In millions)
Collateralized debt obligations	Rs.	10,271.2	Rs.	6,296.7	Rs.	3,671.0	Rs.1,108.2	Rs.	11,075.9

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

Fair value of derivative financial instruments are determined using valuation techniques based on information derived from observable market data.

The fair value of derivative financial instruments is as follows:

	As at March 31,
	2018		2018		2017
	(In millions)
Foreign currency forward exchange contracts and options	US$	(569.1)	Rs.	(37,089.3)	Rs.	(216,852.0)
Commodity Derivatives		—		(2.4)		3,856.6
Others including interest rate and currency swaps		57.4		3,743.4		675.4

Total	US$	(511.7)	Rs.	(33,348.3)	Rs.	(212,320.0)

The gain/loss on foreign currency derivatives which are not hedge accounted, recognized in ‘Foreign exchange (gain)/loss (net)’ in the income statement was Rs.2,187.9 million (gain) , Rs.5,044.8 million (gain) and Rs.1,198.9 million (gain) for the years ended March 31, 2018, 2017 and 2016, respectively.

The gain/loss on commodity derivative contracts, recognized in the income statement was Rs. 2,146.3 million (gain), Rs. 9,184.0 million (gain) and Rs. 11,555.3 million (loss) for the years ended March 31, 2018, 2017 and 2016, respectively.

	As at March 31,
	2018		2018		2017		2016
	(In millions)
10% depreciation of foreign currency:
Gain/(loss) in hedging reserve	US$	695.5	Rs.	45,329.0	Rs.	130,197.9	Rs.	161,493.3
Gain/(loss) in statement of Profit and loss	US$	32.7	Rs.	2,134.2	Rs.	(9,157.6)	Rs.	9,028.8
10% Appreciation of foreign currency:
Gain/(loss) in hedging reserve	US$	(818.6)	Rs.	(53,353.8)	Rs.	(136,266.8)	Rs.	(174,283.9)
Gain/(loss) in statement of Profit and loss	US$	(20.7)	Rs.	(1,346.5)	Rs.	14,314.8	Rs.	2,453.8

In respect of the Company’s commodity derivative contracts, a 10% depreciation/appreciation of all commodity prices underlying such contracts, would have resulted in an approximate gain/(loss) of (Rs. 4,614.2 million)/Rs. 4,614.2 million, (Rs. 4,612.4 million)/Rs. 4,612.4 million and (Rs. 4,963.5 million)/Rs. 4,963.5 million in the income statement for the years ended March 31, 2018, 2017 and 2016, respectively.

Exposure to gain/loss on derivative instruments offset to some extent the exposure to foreign currency risk, interest rate risk as disclosed above.

(Note: The impact is indicated on the income/loss before tax basis).

36.	Collaterals

Inventory, trade receivables, finance receivables, other financial assets, property, plant and equipment with a carrying amount of Rs. 181,969.1 million and Rs. 171,051.8 million are pledged as collateral/security against the borrowings as at March 31, 2018 and 2017, respectively.

Fair value of collaterals over which the Company has taken possession and held as at March 31, 2018 and 2017, amounted to Rs. 606.2 million and Rs. 2,007.3 million, respectively. The collateral represents vehicles financed by the Company and the Company normally undertakes disposal of these vehicles through an auction process.

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

As at March 31, 2018, the automotive segment is bifurcated into the following two reportable segments:

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

	For the year ended/as at March 31, 2018
	Automotive and related activity
	Tata and other brand vehicles including financing thereof *		Jaguar Land Rover		Intra-segment eliminations		Total		Others		Inter-segment eliminations		Total
	(In millions)
Revenues:
External revenue	Rs.	649,894.1	Rs.	2,214,492.3	Rs.	—	Rs.	2,864,386.4	Rs.	18,564.7	Rs.	—	Rs.	2,882,951.1	US$	44,233.9
Inter-segment/intra-segment revenue		77.9		—		—		77.9		12,770.0		(12,847.9)		—		—

Total revenues	Rs.	649,972.0	Rs.	2,214,492.3	Rs.	—	Rs.	2,864,464.3	Rs.	31,334.7	Rs.	(12,847.9)	Rs.	2,882,951.1	US$	44,233.9

Earnings before other income, interest and tax(a)		19,692.8		84,952.3		—		104,645.1		3,045.8		(1,456.3)		106,234.6		1,629.9
Share of profit/(loss) of equity accounted investees (net)		301.8		21,389.2		—		21,691.0		1,091.6		—		22,782.6		349.6
Reconciliation to net income:
Assets written off/loss on sale of assets and others (net)														(29,148.6)		(447.2)
Other income/(loss) (net)														47,873.3		734.5
Foreign exchange gain/(loss) (net)														(2,758.8)		(42.3)
Interest income														7,122.4		109.3
Interest expense (net)														(46,365.0)		(711.4)
Income tax expense														(38,058.5)		(583.9)

Net Income													Rs.	67,682.0	US$	1,038.5

Depreciation and amortization	Rs.	31,426.2	Rs.	177,830.8	Rs.	—	Rs.	209,257.0	Rs.	561.2	Rs.	—	Rs.	209,818.2	US$	3,219.3
Capital expenditure		34,030.9		380,417.9		—		414,448.8		841.6		(187.8)		415,102.6		6,369.0

Segment assets	Rs.	683,474.6	Rs.	1,968,420.4	Rs.	(6.0)	Rs.	2,651,889.0	Rs.	3,303.8	Rs.	(12,031.4)	Rs.	2,643,161.4	US$	40,554.8
Assets classified as held for sale		2,233.3		—		—		2,233.3		27,569.1		(3,950.5)		25,851.9		396.7
Investment in equity accounted investees		3,071.7		45,023.9		—		48,095.6		5,758.8		—		53,854.4		826.3
Reconciliation to total assets:
Investments														154,214.0		2,366.2
Current and non-current income tax assets														11,086.4		170.1
Deferred income taxes														41,064.6		630.1
Other unallocated financial assets[1]														306,706.5		4,705.9

Total assets													Rs.	3,235,937.2	US$	49,650.1

Segment liabilities	Rs.	201,185.8	Rs.	1,048,546.1	Rs.	(7.1)	Rs.	1,249,724.8	Rs.	840.2	Rs.	(3,152.2)	Rs.	1,247,412.8	US$	19,139.4
Liabilities classified as held for sale		—		—		—		—		10,701.8		—		10,701.8		164.2
Reconciliation to total liabilities:
Borrowings														888,706.8		13,635.7
Current income tax liabilities														15,590.7		239.2
Deferred income taxes														61,257.8		939.9
Other unallocated financial liabilities[2]														98,320.0		1,508.5

Total liabilities													Rs.	2,321,989.9	US$	35,626.9

*	Tata and other brand vehicles include Tata Daewoo and Fiat brand vehicles.
1.	Includes interest-bearing loans and deposits and accrued interest income.
2.	Includes interest accrued and other interest bearing liabilities.
(a)

Earnings before other income, interest and tax is Earnings before share of profit/(loss) of equity accounted investees (net), assets written off/loss on sale of assets and others (net), other income/(loss) (net), foreign exchange gains/(loss) (net), interest income, interest expense (net) and income tax expense.

	For the year ended/as at March 31, 2017
	Automotive and related activity
	Tata and other brand vehicles including financing thereof *		Jaguar Land Rover			Intra-segment eliminations		Total		Others		Inter-segment eliminations		Total
	(In millions)
Revenues:
External revenue	Rs.	518,398.3	Rs.	2,120,676.6		Rs.	—	Rs.	2,639,074.9	Rs.	17,420.2	Rs.	—	Rs.	2,656,495.1
Inter-segment/intra-segment revenue		33.1		—			(46.7)		(13.6)		13,734.0		(13,720.4)		—

Total revenues	Rs.	518,431.4	Rs.	2,120,676.6		Rs.	(46.7)	Rs.	2,639,061.3	Rs.	31,154.2	Rs.	(13,720.4)	Rs.	2,656,495.1

Earnings before other income, interest and tax(a)		(17,909.0)		120,866.8	**		—		102,957.8		3,797.7		(1,942.8)		104,812.7
Share of profit/(loss) of equity accounted investees		252.1		13,843.7			—		14,095.8		834.2		—		14,930.0
Reconciliation to net income:
Assets written off/loss on sale of assets and others (net)															(11,418.6)
Other income/(loss) (net)															39,590.1
Foreign exchange gain/(loss) (net)															(13,284.8)
Interest income															5,640.7
Interest expense (net)															(42,365.7)
Income tax expense															(35,670.0)

Net Income														Rs.	62,234.4

Depreciation and amortization	Rs.	36,676.3	Rs.	144,472.0		Rs.	—	Rs.	181,148.3	Rs.	1,257.1	Rs.	—	Rs.	182,405.4
Capital expenditure		40,056.9		269,658.7			—		309,715.6		3,652.3		(1,740.6)		311,627.3

Segment assets	Rs.	598,266.7	Rs.	1,526,362.8		Rs.	—	Rs.	2,124,629.5	Rs.	22,051.3	Rs.	(10,237.2)	Rs.	2,136,443.6
Investment in equity accounted investees		3,773.1		38,357.2			—		42,130.3		3,929.8		—		46,060.1
Reconciliation to total assets:
Investments															157,279.7
Current and non-current income tax assets															11,954.9
Deferred income taxes															44,221.7
Other unallocated financial assets[1]															270,686.0

Total assets														Rs.	2,666,646.0

Segment liabilities	Rs.	173,195.2	Rs.	872,507.1		Rs.	—	Rs.	1,045,702.3	Rs.	7,477.5	Rs.	(2,504.4)	Rs.	1,050,675.4
Reconciliation to total liabilities:
Borrowings															785,171.2
Current income tax liabilities															13,925.8
Deferred income taxes															11,806.4
Other unallocated financial liabilities[2]															266,225.0

Total liabilities														Rs.	2,127,803.8

*	Tata and other brand vehicles include Tata Daewoo and Fiat brand vehicles.
**	includes reversal of provision for loss of inventories and insurance recoveries on account of loss of inventories Rs.13,301.0 million
1.	Includes interest-bearing loans and deposits and accrued interest income.
2.	Includes interest accrued and other interest bearing liabilities.
(a)

Earnings before other income, interest and tax is Earnings before share of profit/(loss) of equity accounted investees (net), assets written off/loss on sale of assets and others (net), other income/(loss) (net), foreign exchange gains/(loss) (net), interest income, interest expense (net) and income tax expense.

	For the year ended March 31, 2016
	Automotive and related activity
	Tata and other brand vehicles including financing thereof *		Jaguar Land Rover			Intra-segment eliminations		Total		Others		Inter-segment eliminations		Total
	(In millions)
Revenues:
External revenue #	Rs.	490,273.9	Rs.	2,200,750.0		Rs.	—	Rs.	2,691,023.9	Rs.	14,088.7	Rs.	—	Rs.	2,705,112.6
Inter-segment/intra-segment revenue		69.8		—			(75.7)		(5.9)		15,027.0		(15,021.1)		—

Total revenues	Rs.	490,343.7	Rs.	2,200,750.0		Rs.	(75.7)	Rs.	2,691,018.0	Rs.	29,115.7	Rs.	(15,021.1)	Rs.	2,705,112.6

Earnings before other income, interest and tax #(a)		9,432.5		163,882.6	**		—		173,315.1		4,212.2		(738.7)		176,788.6
Share of profit/(loss) of equity accounted investees (net)		206.7		5,987.1			—		6,193.8		(419.1)		—		5,774.7
Reconciliation to net income:
Assets written off/loss on sale of assets and others (net)															(9,477.4)
Other income /(loss) (net)															12,613.0
Foreign exchange gain/(loss) (net) #															(20,588.0)
Interest income															7,186.6
Interest expense (net)															(47,912.6)
Income tax expense															(27,512.7)

Net Income														Rs.	96,872.2

Depreciation and amortization	Rs.	27,796.5	Rs.	139,597.6		Rs.	—	Rs.	167,394.1	Rs.	680.8	Rs.	—	Rs.	168,074.9
Capital expenditure		39,064.7		266,777.2			—		305,841.9		1,243.1		(851.8)		306,233.2

*	Tata and other brand vehicles include Tata Daewoo and Fiat brand vehicles.
**	Includes provision for loss of inventory ( net of insurance recoveries) of Rs. 16,383.9 million
#

External Revenues and Earnings before other Income, interest and tax have been retrospectively adjusted for the change in presentation of foreign currency (gain) / loss reclassified from hedging reserve to Income statement as described in Note 2(u).

(a)

Earnings before other income, interest and tax is Earnings before share of profit/(loss) of equity accounted investees (net), assets written off/loss on sale of assets and others (net), other income/(loss) (net), foreign exchange gains/(loss) (net), interest income, interest expense (net) and income tax expense.

Entity-wide disclosures

Information concerning principal geographic areas is as follows:

Net sales to external customers by geographic area by location of customers:

	Year ended March 31,
	2018		2018		2017		2016*
	(In millions)
India	US$	8,874.5	Rs.	578,403.3	Rs.	422,499.1	Rs.	411,399.2
United States of America		6,887.3		448,881.5		413,469.9		431,592.2
United Kingdom		6,428.4		418,970.3		486,091.5		448,389.3
Rest of Europe		7,215.8		470,288.0		469,926.9		415,022.1
China		7,390.5		481,675.0		410,721.9		485,384.3
Rest of the World		7,437.4		484,733.0		453,785.8		513,325.5

Total revenues	US$	44,233.9	Rs.	2,882,951.1	Rs.	2,656,495.1	Rs.	2,705,112.6

Non-current assets (Property, plant and equipment, Intangible assets, other non-current assets and Goodwill) by geographic area:

	As at March 31,
	2018		2018		2017
	(In millions)
India	US$	3,446.4	Rs.	224,623.2	Rs.	239,755.9
United States of America		45.9		2,990.0		2,518.4
United Kingdom		18,594.9		1,211,921.5		947,375.3
Rest of Europe		1,111.2		72,420.6		12,089.9
China		25.5		1,661.1		910.4
Rest of the World		413.9		26,977.3		30,057.5

Total	US$	23,637.8	Rs.	1,540,593.7	Rs.	1,232,707.4

Information about product revenues:

	Year ended March 31,
	2018		2018		2017		2016*
	(In millions)
Tata and Fiat vehicles	US$	8,829.8	Rs.	575,483.5	Rs.	436,306.2	Rs.	420,212.8
Tata Daewoo commercial vehicles		742.2		48,370.3		57,773.8		47,742.3
Finance revenues		399.5		26,040.3		24,318.3		22,318.8
Jaguar Land Rover vehicles		33,977.6		2,214,492.3		2,120,676.6		2,200,750.0
Others		284.8		18,564.7		17,420.2		14,088.7

Total revenues	US$	44,233.9	Rs.	2,882,951.1	Rs.	2,656,495.1	Rs.	2,705,112.6

*	External Revenues have been retrospectively adjusted for the change in presentation of foreign currency (gain) / loss reclassified from hedging reserve to Income statement as described in Note 2(u)

38.	Related-party transactions

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

The following table summarizes related-party transactions and balances included in the consolidated financial statements for the year ended/as at March 31, 2018:

	Associates and its subsidiaries		Joint ventures		Joint operations		Tata Sons Ltd, its subsidiaries and joint ventures		Total		Total
	(In millions)
Purchase of products	Rs.	26,057.0	Rs.	—	Rs.	31,631.0	Rs.	1,713.0	Rs.	59,401.0	US$	911.4
Sale of products		2,016.0		60,082.1		5,454.9		7,091.0		74,644.0		1,145.3
Services received		89.0		5,500.9		1.6		17,353.0		22,944.5		352.0
Services rendered		190.0		12,077.2		43.4		241.0		12,551.6		192.6
Acceptances		—		—		—		41,350.3		41,350.3		634.5
Purchase of property, plant and equipment		624.0		—		—		2.0		626.0		9.6
Purchase of investments		—		25.0		—		—		25.0		0.4
Interest (income)/expense, dividend (income)/paid, (net)		(95.0)		(17,644.9)		(46.0)		263.0		(17,522.9)		(268.9)
Loans taken		4,890.0		—		—		—		4,890.0		75.0
Loans repaid by us		4,890.0		—		—		—		4,890.0		75.0
Amounts receivable in respect of loans and interest thereon		—		—		—		40.0		40.0		0.6
Amounts payable in respect of loans and interest thereon		560.0		—		—		48.0		608.0		9.3
Trade and other receivables		633.0		10,371.4		(0.7)		1,511.0		12,514.7		192.0
Accounts payable		1,496.0		2.5		1,848.8		3,357.0		6,704.3		102.9
Acceptances		—		—		—		2,201.6		2,201.6		33.8
Deposit given as security		—		—		—		30.0		30.0		0.5

Note: With the introduction of GST from July 1, 2017, the related party transactions reported do not include indirect tax component. The previous period figures to that extent are not comparable.

The following table summarizes related-party transactions and balances included in the consolidated financial statements for the year ended/as at March 31, 2017:

	Associates and its subsidiaries		Joint ventures		Joint operations		Tata Sons Ltd, its subsidiaries and joint ventures		Total
	(In millions)
Purchase of products	Rs.	20,585.2	Rs.	213.0	Rs.	22,757.5	Rs.	668.4	Rs.	44,224.1
Sale of products		2,504.9		49,835.3		3,237.2		4,615.0		60,192.4
Services received		109.8		10,885.7		0.7		19,701.5		30,697.7
Services rendered		166.4		7,718.8		161.2		1,301.3		9,347.7
Acceptances		—		—		—		32,027.7		32,027.7
Purchase of property, plant and equipment		137.9		—		—		1.1		139.0
Interest (income)/expense, dividend (income)/paid, (net)		(111.0)		(5,943.6)		(121.2)		642.6		(5,533.2)
Amounts receivable in respect of loans and interest thereon		—		—		—		93.3		93.3
Amounts payable in respect of loans and interest thereon		560.0		—		—		1,055.5		1,615.5
Trade and other receivables		495.2		5,658.6		—		1,600.1		7,753.9
Accounts payable		397.6		226.3		1,239.6		4,711.1		6,574.6
Conversion of Optionally Convertible Preference shares in to equity shares		1,600.0		—		—		—		1,600.0
Loans given		—		—		—		303.0		303.0
Loans given, repaid		—		—		1,325.0		603.0		1,928.0
Loans taken		3,290.0		—		—		5,896.3		9,186.3
Loans repaid by us		3,000.0		—		—		6,269.5		9,269.5
Deposit given as security		—		—		—		30.0		30.0

The following table summarizes related-party transactions and balances included in the consolidated financial statements for the year ended/as at March 31, 2016:

	Associates and its subsidiaries		Joint ventures		Joint operations		Tata Sons Ltd, its subsidiaries and joint ventures		Total
	(In millions)
Purchase of products	Rs.	17,687.4	Rs.	—	Rs.	27,814.5	Rs.	674.0	Rs.	46,175.9
Sale of products		2,123.8		31,051.5		5,971.2		7,566.8		46,713.3
Services received		96.4		8,427.0		1.2		18,503.6		27,028.2
Services rendered		218.5		6,263.5		79.7		1,123.1		7,684.8
Acceptances		—		—		—		29,018.0		29,018.0
Sale of Investments		—		—		—		71.5		71.5
Purchase of property, plant and equipment		114.5		—		—		9.2		123.7
Interest (income)/expense, dividend (income)/paid, (net)		(119.8)		—		(143.3)		376.3		113.2
Amounts receivable in respect of loans and interest thereon		1,600.0		—		1,917.8		353.4		3,871.2
Amounts payable in respect of loans and interest thereon		270.0		—		—		1,061.7		1,331.7
Trade and other receivables		222.7		6,737.1		—		4,545.2		11,505.0
Accounts payable		585.1		148.1		1,680.4		1,626.0		4,039.6
Loans given		—		—		—		300.0		300.0
Loans given, repaid		—		—		—		950.0		950.0
Loans taken		1,860.0		—		—		4,693.2		6,553.2
Loans repaid by us		1,590.0		—		—		4,488.1		6,078.1
Proceeds from issue of shares		—		—		—		19,667.6		19,667.6
Deposits receivable		—		—		—		30.0		30.0

Compensation of key management personnel:

	Year ended March 31,
	2018		2018		2017		2016
	(In millions)
Short-term benefits	US$	12.3	Rs.	798.4	Rs.	693.1	Rs.	557.8
Post-employment benefits*		0.3		17.6		184.7		112.0

*	Excludes provision for encashable leave and gratuity for certain key management personnel as a separate actuarial valuation is not available.

Other transactions with key management personnel:

	Year ended March 31,
	2018		2018	2017		2016
	(In millions)
Issue of shares pursuant to rights issue	US$	—	Rs. —	Rs. —		Rs. 0.8
Sale of products		—		8.1		11.0
Dividend paid		—	—	—	**	—

**	amount less than Rs. 50,000

Refer note 32 for information on transactions with post-employment benefit plans.

39.	Earnings per share (“EPS”)

	Net income attributable to shareholders of Tata Motors Limited (In millions)		Weighted average shares (Nos.)	Earnings per share
For the year ended March 31, 2018:
Ordinary Shares
Basic net earnings per share	Rs.	56,635.6	2,887,348,357	Rs.	19.6
	US$	869.0		US$	0.3
Effect of shares kept in abeyance	Rs.	(2.4)	494,469	Rs.	(4.9)
	US$	—		US$	(0.1)
Diluted earnings per share	Rs.	56,633.2	2,887,842,826	Rs.	19.6
	US$	868.9		US$	0.3
‘A’ Ordinary Shares
Basic net earnings per share	Rs.	10,025.2	508,502,336	Rs.	19.7
	US$	153.8		US$	0.3
Effect of shares kept in abeyance	Rs.	2.4	233,774	Rs.	10.8
	US$	—		US$	0.2
Diluted earnings per share	Rs.	10,027.6	508,736,110	Rs.	19.7
	US$	153.9		US$	0.3
For the year ended March 31, 2017:
Ordinary Shares
Basic net earnings per share	Rs.	52,001.4	2,887,218,310	Rs.	18.0
Effect of shares kept in abeyance	Rs.	(2.3)	599,766	Rs.	(3.8)
Diluted earnings per share	Rs.	51,999.1	2,887,818,076	Rs.	18.0
‘A’ Ordinary Shares
Basic net earnings per share	Rs.	9,209.1	508,483,714	Rs.	18.1
Effect of shares kept in abeyance	Rs.	2.3	252,396	Rs.	9.1
Diluted earnings per share	Rs.	9,211.4	508,736,110	Rs.	18.1
For the year ended March 31, 2016:
Ordinary Shares
Basic net earnings per share	Rs.	81,481.3	2,873,188,838	Rs.	28.4
Effect of shares kept in abeyance	Rs.	(3.6)	621,045	Rs.	(5.8)
Diluted earnings per share	Rs.	81,477.7	2,873,809,883	Rs.	28.4
‘A’ Ordinary Shares
Basic net earnings per share	Rs.	14,402.1	506,063,234	Rs.	28.5
Effect of shares kept in abeyance	Rs.	3.6	257,745	Rs.	14.0
Diluted earnings per share	Rs.	14,405.7	506,320,979	Rs.	28.5
‘A’ Ordinary shareholders are entitled to receive dividend at 5 percentage points more than the aggregate rate of dividend determined by the Company on Ordinary shares for the financial year.

40.

The assets and liabilities of Tata Technologies Limited, TAL Manufacturing Solutions Limited, Company’s certain assets related to defence business are classified as “Held for sale” as they meet criteria laid out under IFRS 5.

Details of assets and liabilities classifed as held for sale as at March 31, 2018 are as follows.

	As at March 31,
	2018		2018
	(In millions)
ASSETS:
Current assets:
Cash and cash equivalents	US$	37.4	Rs.2,439.4
Short-term deposits		3.1	201.2
Trade receivables		80.5	5,245.8
Other financial assets		4.9	319.0
Inventories		14.7	958.0
Other current assets		9.0	584.7
Current income tax assets		11.1	726.4

Total current assets		160.7	10,474.5

Non-current assets:
Investments		4.9	317.9
Other financial assets		8.4	546.9
Property, plant and equipment		69.7	4,545.3
Goodwill		85.6	5,579.1
Intangible assets		47.2	3,076.1
Non-current income tax assets		4.9	318.4
Deferred income taxes		3.2	211.6
Other non-current assets		12.1	782.1

Total non-current assets		236.0	15,377.4

Total assets	US$	396.7	Rs.25,851.9

LIABILITIES
Current liabilities:
Accounts payable		60.2	3,926.4
Short-term borrowings and current portion of long-term debt		14.4	939.0
Other financial liabilities		1.0	67.0
Provisions		1.8	117.1
Other current liabilities		28.3	1,844.1
Current income tax liabilities		11.0	714.3

Total current liabilities		116.7	7,607.9

Non-current liabilities:
Long-term debt		7.5	486.5
Other financial liabilities		0.2	13.4
Provisions		4.6	297.0
Other liabilities		35.2	2,297.0

Total non-current liabilities		47.5	3,093.9

Total liabilities	US$	164.2	Rs.10,701.8

41.	We had the following subsidiaries as at March 31, 2018:

Sr. No.	Name of the Subsidiary Company	Country of incorporation	% of Equity Shareholding
1	Concorde Motors (India) Limited	India	100.00
2	TAL Manufacturing Solutions Limited	India	100.00
3	Tata Motors European Technical Centre PLC	UK	100.00
4	Tata Motors Insurance Broking and Advisory Services Limited	India	100.00
5	TMF Holdings Limited (formerly known as Tata Motors Finance Limited)	India	100.00
6	TML Holdings Pte. Limited	UK	100.00
7	TML Distribution Company Limited	India	100.00
8	Tata Hispano Motors Carrocera S.A.	Spain	100.00
9	Tata Hispano Motors Carrocerries Maghreb SA	Morocco	100.00
10	TML Drivelines Limited	India	100.00
11	Trilix S.r.l.	Italy	80.00
12	Tata Precision Industries Pte. Limited	Singapore	78.39
13	Tata Technologies Limited	India	72.39
14	Tata Marcopolo Motors Limited	India	51.00
	(B) INDIRECT SUBSIDIARIES
	(i) Subsidiaries of TML Holdings Pte. Ltd.
15	Tata Daewoo Commercial Vehicle Company Limited	South Korea	100.00
16	Tata Daewoo Commercial Vehicle Sales and Distribution Company Limited	South Korea	100.00
17	Tata Motors (Thailand) Limited	Thailand	95.49
18	Tata Motors (SA) (Proprietary) Limited	South Africa	60.00
19	PT Tata Motors Indonesia	Indonesia	100.00
20	PT Tata Motors Distribusi Indonesia	Indonesia	100.00
21	TMNL Motor Services Nigeria Limited	Nigeria	100.00
22	Jaguar Land Rover Automotive Plc	UK	100.00
	(ii) Subsidiaries of Jaguar Land Rover Automotive Plc
23	Jaguar Land Rover Holdings Limited	UK	100.00
	(iii) Subsidiaries of Jaguar Land Rover Holdings Limited
24	Jaguar Land Rover Limited	UK	100.00
25	Jaguar Land Rover Austria GmbH	Austria	100.00
26	Jaguar Land Rover Japan Limited	Japan	100.00
27	JLR Nominee Company Limited	UK	100.00
28	Jaguar Land Rover Deutschland GmbH	Germany	100.00
29	Jaguar Land Rover North America LLC	USA	100.00
30	Jaguar Land Rover Nederland BV	Netherlands	100.00
31	Jaguar Land Rover Portugal - Veículos e Peças, Lda.	Portugal	100.00
32	Jaguar Land Rover Australia Pty Limited	Australia	100.00
33	Jaguar Land Rover Italia Spa	Italy	100.00
34	Jaguar Land Rover Korea Company Limited	South Korea	100.00
35	Jaguar Land Rover (China) Investment Co. Limited	China	100.00

Sr. No.	Name of the Subsidiary Company	Country of incorporation	% of Equity Shareholding
36	Jaguar Land Rover Canada ULC	Canada	100.00
37	Jaguar Land Rover France, SAS	France	100.00
38	Jaguar Land Rover (South Africa) (Pty) Limited	South Africa	100.00
39	Jaguar e Land Rover Brasil Indústria e Comércio de Veículos LTDA	Brazil	100.00
40	Limited Liability Company “Jaguar Land Rover” (Russia)	Russia	100.00
41	Jaguar Land Rover (South Africa) Holdings Limited	South Africa	100.00
42	Jaguar Land Rover India Limited	India	100.00
43	Jaguar Land Rover Espana SL	Spain	100.00
44	Jaguar Land Rover Belux NV	Belgium	100.00
45	Jaguar Cars South Africa (Pty) Limited	South Africa	100.00
46	The Jaguar Collection Limited	UK	100.00
47	Jaguar Cars Limited	UK	100.00
48	Land Rover Exports Limited	UK	100.00
49	Land Rover Ireland Limited	Ireland	100.00
50	The Daimler Motor Company Limited	UK	100.00
51	Daimler Transport Vehicles Limited	UK	100.00
52	S.S. Cars Limited	UK	100.00
53	The Lanchester Motor Company Limited	UK	100.00
54	Shanghai Jaguar Land Rover Automotive Services Company Limited	China	100.00
55	Jaguar Land Rover Pension Trustees Limited	UK	100.00
56	Jaguar Land Rover Slovakia s.r.o	Slovakia	100.00
57	Jaguar Land Rover Singapore Pte. Ltd.	Singapore	100.00
58	Jaguar Racing Limited	UK	100.00
59	InMotion Ventures Limited	UK	100.00
60	InMotion Ventures 1 Limited	UK	100.00
61	InMotion Ventures 2 Limited	UK	100.00
62	InMotion Ventures 3 Limited	UK	100.00
63	Jaguar Land Rover Colombia S.A.S	Columbia	100.00
64	Jaguar Land Rover Ireland (Services) Limited	Ireland	100.00
65	Jaguar Land Rover Taiwan Company Limited	Taiwan	100.00
66	Jaguar Land Rover Servicios México, S.A. de C.V.	Mexico	100.00
67	Jaguar Land Rover México, S.A.P.I. de C.V.	Mexico	100.00
68	Spark44 (JV) Limited	UK	50.50
	(iv) Subsidiaries of Spark44 (JV) Limited
69	Spark44 Pty. Ltd.	Australia	50.50
70	Spark44 GmbH	Germany	50.50
71	Spark44 LLC	USA	50.50
72	Spark44 Shanghai Limited	China	50.50
73	Spark44 DMCC	UAE	50.50
74	Spark44 Demand Creation Partners Pvt. Limited	India	50.50
75	Spark44 Limited	UK	50.50
76	Spark44 Singapore Pte. Ltd.	Singapore	50.50
77	Spark44 Communications SL	Spain	50.50

Sr. No.	Name of the Subsidiary Company	Country of incorporation	% of Equity Shareholding
78	Spark44 S.r.l.	Italy	50.50
79	Spark44 Seoul Limited	Korea	50.50
80	Spark44 Japan K.K.	Japan	50.50
81	Spark44 Canada Inc	Canada	50.50
82	Spark44 Pty. Limited	South Africa	50.50
	(v) Subsidiaries of Tata Technologies Limited
83	Tata Technologies Pte Limited	Singapore	72.29
84	Tata Technologies (Thailand) Limited	Thailand	72.29
85	Tata Manufacturing Technologies (Shanghai) Limited	China	72.29
86	INCAT International Plc.	UK	72.29
87	INCAT GmbH	Germany	72.29
88	Tata Technologies Europe Limited	UK	72.29
89	Escenda Engineering AB	Sweden	72.29
90	Tata Technologies Inc.	USA	72.35
91	Tata Technologies de Mexico, S.A. de C.V.	Mexico	72.35
92	Cambric GmbH	Germany	72.35
93	Cambric Limited	USA	72.32
94	Tata Technologies SRL Romania	Romania	72.32
	(vi) Subsidiaries of TMF Holdings Ltd.
95	Tata Motors Finance Solutions Limited	India	100.00
96	Tata Motors Finance Limited (formerly known as Sheba Properties Limited)	India	100.00

42.	Subsequent events

On July 31, 2018, the company has decided to cease the current manufacturing operations of Tata Motors Thailand Ltd. The Company will address the Thailand market with a revamped product portfolio, suitable to local market needs, delivered through a CBU distribution model. The relevant restructuring costs will be accounted in Q2 of Fiscal 2019.

Schedule 1

Condensed Financial Information of Tata Motors Limited

(“Parent Company”)

on a standalone basis

A.	Balance Sheet

	As at March 31,
	2018		2018	2017
	(In millions)
ASSETS:
Current assets:
Cash and cash equivalents	US$	83.9	Rs.5,465.3	Rs.1,883.9
Short-term deposits		—	0.7	110.7
Finance receivables		2.4	157.9	161.9
Trade receivables		534.1	34,811.4	21,280.0
Investments		380.3	24,789.3	24,009.2
Other financial assets		163.0	10,624.7	4,025.3
Inventories		863.0	56,246.4	55,044.2
Other current assets		216.8	14,130.6	18,075.9
Assets classified as held for sale		34.3	2,233.3	—
Investments in equity accounted investees (held for sale)		3.7	238.5	—
Current income tax assets		11.3	737.0	1,293.1

Total current assets		2,292.8	149,435.1	125,884.2

Non-current assets:
Investments		47.6	3,101.5	5,283.1
Other financial assets		143.6	9,362.0	5,859.3
Property, plant and equipment		2,217.2	144,507.4	150,045.3
Goodwill		15.2	990.9	990.9
Intangible assets		1,094.4	71,324.7	81,397.4
Investments in subsidiaries, joint ventures and equity accounted investees		2,214.2	144,307.3	148,101.4
Non-current income tax assets		100.5	6,548.9	7,245.8
Other non-current assets		192.5	12,544.8	12,947.8

Total non-current assets		6,025.2	392,687.5	411,871.0

Total assets	US$	8,318.0	Rs.542,122.6	Rs.537,755.2

LIABILITIES AND EQUITY:
Liabilities:
Current liabilities:
Accounts payable		1,481.8	96,579.3	73,229.8
Acceptances		738.7	48,145.8	43,792.9
Short-term borrowings and current portion of long-term debt		882.0	57,486.5	58,795.3
Other financial liabilities		241.1	15,712.3	16,533.6
Provisions		130.4	8,501.8	4,679.8
Other current liabilities		283.1	18,453.7	17,753.2
Current income tax liabilities		3.3	217.7	806.4

Total current liabilities		3,760.4	245,097.1	215,591.0

Non-current liabilities:
Long-term debt		2,017.0	131,458.6	136,766.5
Other financial liabilities		33.1	2,158.8	7,103.6
Deferred income taxes		23.7	1,546.1	971.9
Provisions		148.5	9,678.2	8,507.1
Other liabilities		23.6	1,537.7	1,805.3

Total non-current liabilities		2,245.9	146,379.4	155,154.4

Total liabilities		6,006.3	391,476.5	370,745.4

Equity:
Ordinary shares		88.6	5,775.1	5,775.1
‘A’ Ordinary shares		15.6	1,017.1	1,017.1
Additional paid-in capital		4,043.7	263,549.0	263,549.0
Reserves		(1,854.8)	(120,909.9)	(104,245.7)
Other components of equity		18.6	1,214.8	914.3

Equity attributable to shareholders of Tata Motors Limited		2,311.7	150,646.1	167,009.8
Non-controlling interests		—	—	—

Total equity		2,311.7	150,646.1	167,009.8

Total liabilities and equity	US$	8,318.0	Rs.542,122.6	Rs.537,755.2

B.	Income Statement

	Year ended March 31,
	2018		2018		2017		2016
	(In millions, except per share amounts)
Revenues	US$	8,855.2	Rs.	577,137.6	Rs.	426,155.0	Rs.	428,526.9
Finance revenues		0.2		11.2		19.4		28.0

Total revenues		8,855.4		577,148.8		426,174.4		428,554.9
Change in inventories of finished goods and work-in-progress		128.0		8,343.3		(2,533.0)		135.3
Purchase of products for sale		730.7		47,624.1		39,459.7		41,019.7
Raw materials, components, and consumables		5,689.1		370,789.8		277,313.2		249,998.9
Employee cost		575.4		37,499.1		36,261.4		31,883.3
Depreciation and amortization		450.3		29,351.4		34,798.3		25,804.5
Other expenses		1,444.5		94,144.6		99,055.2		89,732.9
Expenditure capitalized		(130.9)		(8,533.1)		(9,414.8)		(10,344.0)
Assets written off/loss on sale of assets and others (net)		300.7		19,601.2		9,749.0		5,523.1
Other (income)/loss (net)		(309.1)		(20,148.8)		(13,269.6)		(22,654.0)
Foreign exchange (gain)/loss (net)		2.2		143.9		(2,698.5)		2,635.9
Interest income		(60.2)		(3,926.0)		(1,846.5)		(2,637.8)
Interest expense (net)		270.8		17,650.5		15,901.5		14,955.5

Net income before tax		(236.1)		(15,391.2)		(56,601.5)		2,501.6
Income tax expense		(21.2)		(1,382.5)		(1,674.5)		198.8

Net income	US$	(257.3)	Rs.	(16,773.7)	Rs.	(58,276.0)	Rs.	2,700.4

Statement of Comprehensive Income

	Year ended March 31,
	2018		2018	2017	2016
	(In millions)
Net income	US$	(257.3)	Rs.(16,773.7)	Rs. (58,276.0)	Rs. 2,700.4
Other comprehensive income :
(i) Items that will not be reclassified subsequently to profit and loss :
Remeasurement gains and (losses) on defined benefit obligations (net)		1.6	105.0	101.8	207.7
Income tax relating to items that will not be reclassified subsequently		(0.6)	(35.9)	(37.9)	(57.3)

		1.0	69.1	63.9	150.4

(ii) Items that may be reclassified subsequently to profit and loss :
Gain/(loss) on cash flow hedges (net)		(3.4)	(220.2)	59.2	(139.7)
Available-for-sale investments		6.9	451.5	654.1	101.6
Income tax relating to items that will be reclassified		1.1	69.2	(20.5)	46.8

		4.6	300.5	692.8	8.7

Other comprehensive income/(loss) for the year, net of tax (i+ii)		5.6	369.6	756.7	159.1

Total comprehensive income for the year	US$	(251.7)	Rs. (16,404.1)	Rs. (57,519.3)	Rs. 2,859.5

C.	Statement of Cash Flows

	Year ended March 31,
	2018		2018	2017	2016
	(In millions)
Cash flows from operating activities:
Net income	US$	(257.4)	Rs. (16,773.7)	Rs. (58,276.0)	Rs. 2,700.4
Adjustments for:
Depreciation and amortization expense		450.3	29,351.4	34,798.3	25,804.5
Inventory write-down		24.9	1,623.3	1,802.7	1,363.3
Allowances for trade and other receivables		(16.8)	(1,091.9)	1,705.1	1,958.2
Loss on sale of assets/assets written off and others (net)		253.5	16,521.5	9,748.8	5,523.1
(Gain) on sale/loss on fair valuation of available-for-sale investments (net)		(15.5)	(1,011.2)	(1,261.0)	(8,042.2)
Gain on fair value of below market interest loans		(0.9)	(60.2)	(465.2)	(505.0)
Foreign exchange (gain)/loss (net)		7.2	467.8	(2,291.1)	1,758.2
Income tax expense		21.2	1,382.5	1,674.5	(198.8)
Interest expense		270.8	17,650.5	15,901.5	14,955.5
Interest income		(60.2)	(3,926.0)	(1,846.5)	(2,637.8)
Dividend income and income on mutual funds		(161.8)	(10,546.9)	(6,765.0)	(10,617.1)
Provision for impairment of investment in a subsidiary		—	—	1,231.7	—

Cash flows from operating activities before changes in following assets and liabilities		515.3	33,587.1	(4,042.2)	32,062.3
Trade receivables		(187.0)	(12,187.7)	(2,023.6)	(7,040.5)
Finance receivables		—	0.4	(27.7)	205.7
Other financial assets		(171.9)	(11,202.3)	(800.7)	(174.3)
Other current assets		59.6	3,883.0	(2,521.2)	(2,019.7)
Inventories		(43.0)	(2,803.7)	(5,714.3)	(2,288.3)
Other non-current assets		6.6	430.0	119.7	1,149.8
Accounts payable		422.0	27,495.7	18,628.5	3,578.8
Acceptances		66.8	4,352.9	4,920.1	(632.5)
Other current liabilities		(9.7)	(632.3)	1,651.3	3,720.2
Other financial liabilities		(122.6)	(7,992.3)	4,106.4	(3,287.8)
Other non-current liabilities		(13.0)	(849.0)	(324.8)	817.4
Provisions		82.4	5,370.3	780.7	1,173.5

Cash generated from operations		605.5	39,452.1	14,752.2	27,264.6
Income tax paid (net)		(1.9)	(126.0)	(937.5)	(235.0)

Net cash provided by operating activities		603.6	39,326.1	13,814.7	27,029.6

Cash flows from investing activities:
Investments in Mutual Fund (purchased)/sold (net)		151.3	9,861.1	(5,374.0)	(16,690.2)
Investments in subsidiary companies		(46.0)	(3,000.0)	(1,390.8)	(599.8)
Investments in joint ventures		(0.4)	(25.0)	—	—
Purchase of available-for-sale investments		(6.4)	(416.3)	—	—
Advance towards investments in subsidiary companies		—	—	—	(731.1)
Loans to subsidiaries and equity accounted investees		—	—	(0.7)	(779.7)
Loans to others		—	—	—	(7.5)
Proceeds from sale of investments in subsidiary companies		—	—	—	7,469.0
Proceeds from sale of investments in other companies		—	—	—	850.5
Repayment of loans by joint operation		—	—	1,325.0	—
Repayment of loans by others		—	—	7.5	—

	Year ended March 31,
	2018		2018	2017	2016
	(In millions)
Deposits with banks/financial institutions	US$	(92.4)	Rs.(6,025.4)	Rs.—	Rs.(21,955.0)
Realization of deposits with banks/financial institutions		83.7	5,453.3	1,140.0	21,255.6
Deposit of margin money and other restricted deposits		(25.5)	(1,661.3)	(1,147.1)	(55,112.9)
Realization of margin money and other restricted deposits		11.1	723.8	2,650.0	53,537.4
(Increase)/decrease in short term inter-corporate deposits		9.2	600.0	200.0	(350.0)
Interest received		60.4	3,934.5	2,561.1	2,539.0
Dividend received		161.8	10,546.9	6,765.0	10,424.6
Payments for property, plant and equipment		(193.6)	(12,608.7)	(18,728.3)	(16,876.3)
Proceeds from sale of property, plant and equipment		4.3	278.4	154.1	344.2
Payments for intangible assets		(221.6)	(14,438.8)	(15,541.6)	(15,960.0)

Net cash used in investing activities		(104.1)	(6,777.5)	(27,379.8)	(32,642.2)

Cash flows from financing activities:
Proceeds from issuance of shares		—	0.0*	45.5	74,332.2
Dividends paid (including dividend distribution tax)		(0.4)	(27.5)	(730.0)	—
Interest paid		(325.1)	(21,188.7)	(19,575.9)	(20,859.1)
Proceeds from issuance of short-term debt		559.2	36,447.0	66,166.7	31,182.5
Repayment of short-term debt		(1,046.9)	(68,232.8)	(32,984.4)	(49,569.1)
Net change in other short-term debt (with maturity up to three months)		210.0	13,689.4	(16,472.8)	(26,376.2)
Proceeds from issuance of long-term debt		248.8	16,218.0	40,705.2	4,684.5
Repayments of long-term debt		(90.1)	(5,871.0)	(25,962.2)	(14,183.5)

Net cash provided by/(used in) financing activities		(444.5)	(28,965.6)	11,192.1	(788.7)

Net change in cash and cash equivalents		55.0	3,583.0	(2,373.0)	(6,401.3)
Effect of foreign exchange on cash and cash equivalents		—	(1.6)	(13.8)	7.3
Cash and cash equivalents, beginning of the year		28.9	1,883.9	4,270.7	10,664.7

Cash and cash equivalents, end of the year	US$	83.9	Rs. 5,465.3	Rs.1,883.9	Rs.4,270.7

Non-cash transactions:
Liability towards property, plant and equipment and intangible assets purchased on credit/deferred credit	US$	39.6	Rs.2,580.4	Rs.3,278.2	Rs.4,151.5
Increase / (decrease) in liabilities arising from financing activities on account of non-cash transactions :
Exchange differences	US$	3.9	Rs.256.6
Amortisation / EIR adjustments of prepaid borrowings	US$	2.1	Rs.137.3

*	Amount less than Rs. 50,000

D.	Supplementary information of Tata Motors Limited (“Parent Company”)

The Parent Company’s long-term debt consists of the following:

	As at March 31,
	2018		2018	2017
	(In millions)
Non-convertible debentures	US$	1,242.4	Rs.80,972.3	Rs.70,485.7
Buyers credit from banks at floating interest rate		230.2	15,000.0	15,190.7
Senior notes		745.4	48,583.0	48,263.4
Loan from banks/financial institution		114.8	7,478.7	6,565.1
Others		22.2	1,447.3	1,301.7

Total		2,355.0	153,481.3	141,806.6
Less: current portion		338.0	22,022.7	5,040.1

Long-term debt	US$	2,017.0	Rs.131,458.6	Rs.136,766.5

The table below provides details regarding the contractual maturities of long-term debt (including interest payment):

	As at March 31,
	2018		2018	2017
	(In millions)
Due in 1st Year	US$	499.2	Rs.32,535.8	Rs.15,416.0
Due in 2nd Year		306.2	19,959.8	26,534.1
Due in 3rd to 5th Year		1,632.4	106,388.7	101,586.7
Due after 5th Year		547.9	35,709.4	50,037.0

Total	US$	2,985.7	Rs.194,593.7	Rs.193,573.8

Notes to schedule 1

Schedule 1 has been provided pursuant to the requirements of Rule 12-04 (a) of Regulation S-X, which requires condensed financial information as to financial position, cash flows and results of operations of the Parent Company as of the same dates and for the same periods for which audited consolidated financial statements have been presented because restricted net assets of the consolidated subsidiaries exceed 25% of the consolidated net assets as at March 31, 2018.

As at March 31, 2018 and 2017, Rs. 429,855.1 million and Rs.407,920.8 million, respectively, of restricted net assets were not available for distribution.

Basis of preparation

The Condensed financial information of Tata Motors Ltd (Parent Company), has been prepared in accordance with International Financial Reporting Standards (Referred to as “IFRS”) as issued by International Accounting Standards Board (referred as “IASB”). The Company has used the same accounting policies as set out in the consolidated financial statements except that the parent company’s investments in subsidiaries, joint ventures and equity method investees were recorded at cost less any impairment.

Certain of the company’s activities, are conducted through joint operations, which are joint arrangements whereby the parties that have joint control of the arrangement have rights to the assets, and obligations for the liabilities, relating to the arrangement. As per IFRS -11 Joint arrangements, in its separate financial statements, the Company being joint operator has recognized its share of assets, liabilities, income and expenses of the joint operations incurred jointly with the other partners.

During the years ended March 31, 2018, 2017 and 2016, cash dividends amounting to Rs. 9,992.5 million, Rs.6,733.3 million and Rs.10,208.7 million were paid to the Parent Company by its subsidiaries and equity accounted investees, respectively.

E.	Subsequent Events

Effective April 30, 2018, the Company completed the merger of TML Drivelines Ltd, which is a wholly owned subsidiary of the Company, pursuant to a scheme of arrangement of merger, which will be accounted as a common control transaction in Fiscal 2019.