Form 20-F
period 2019-03-31
TATA MOTORS LTD/FI
filed 2019-07-30
CIK 926042

As filed with the Securities and Exchange Commission on July 30, 2019

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended March 31, 2019

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

H.K. Sethna

Tel.: +91 22 6665 7219

Facsimile: +91 22 6665 7790

Email: hks@tatamotors.com

Address:

Bombay House

24, Homi Mody Street

Mumbai 400 001, India

(Name, Telephone, Facsimile number, Email and Address of company contact person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of Each Exchange On Which Registered
Ordinary Shares, par value Rs.2 per share*	TTM	New York Stock Exchange

Securities registered or to be registered pursuant to Section 12(g) of the Act:

None

(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

‘A’ Ordinary Shares, par value Rs.2 per share

(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: 2,887,348,694 Ordinary Shares and 508,502,371 ‘A’ Ordinary Shares, including 323,696,360 Ordinary Shares represented by 64,735,220 American Depositary Shares (“ADSs”), outstanding as of March 31, 2019. Each ADS represents five (5) Ordinary Shares as of March 31, 2019.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.    ☒  Yes    ☐  No

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.    ☐  Yes    ☒  No

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.    ☒  Yes    ☐  No

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files).    ☒  Yes    ☐  No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

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

*	Not for trading, but only in connection with listed American Depositary Shares, each representing five Ordinary Shares.

[1]	The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

In this annual report on Form 20-F, each of the following terms has the meaning ascribed to it below:

•	“ADR” means an American Depositary Receipt evidencing one or more ADSs;

•	“CNG” refers to compressed natural gas;

•	“Commercial Vehicles” or “CVs” means vehicles in the commercial vehicle segment, including SCV & Pickups, MHCVs, ILCVs and CV Passenger Vehicles;

•	“Company” refers to Tata Motors Limited;

•	“Companies Act” refers to the Indian Companies Act, 2013, as amended from time to time, unless stated otherwise;

•	“CV Passenger Vehicles” means commercial Passenger Vehicles, which are passenger carriers in the Commercial Vehicle segment;

•

“Earnings Before Other Income, Interest and Tax” means earnings after adjusting the provision for impairment in Jaguar Land Rover but before share of profit/(loss) of equity accounted investees (net), assets written off/loss on sale of assets and others (net), other income/(loss) (net), foreign exchange gains/(loss) (net), interest income, interest expense (net) and income tax expense.

•	“Euro”, “EUR” and “€” mean the currency issued by the European Central Bank;

•	“Fiscal” means our fiscal year ending on March 31 of that year;

•	“Free Cash Flow” is a non-IFRS measure that equals cash flow from operating activities, less payment for property, plants and equipment and intangible assets;

•	“GBP” means the British pound, the lawful currency of the United Kingdom;

•	“GVW” means gross vehicle weight;

•	“IFRS” means the International Financial Reporting Standards and its interpretations as issued by the International Accounting Standards Board;

•	“ILCVs” means intermediate and light Commercial Vehicles, which are vehicles that have a GVW between 3.5 metric tons and 12 metric tons;

•	“Ind AS” means the Indian Accounting Standards;

•	“Indian GAAP” means the accounting principles generally accepted in India;

•	“Indian rupees” and “Rs.” mean the lawful currency of India;

•	“Korean won” means the lawful currency of South Korea;

•	“Liters” means the measurement equivalent to 61.02 cubic inches of volume, or approximately 1.057 U.S. quarts of liquid measure;

•	“Metric tons” or “tons” is a measurement equal to 1,000 kilograms or approximately 2,200 pounds;

•	“MHCVs” means medium and heavy Commercial Vehicles, which are vehicles that have a GVW of over 12 metric tons;

•	“Millimeters” or “mm” means the measurement equal to 1/1000 of a meter. A meter is equal to approximately 39.37 inches and a millimeter is equal to approximately 0.039 inch;

•	“Passenger Cars” means vehicles that have a seating capacity of up to five persons, including the driver, that are further classified into the following market categories:

○	Compact — length between 3,600 mm and 4,000 mm;

i

○	Executive — length between 4,500 mm and 4,700 mm;

○	Luxury — length above 5,000 mm;

○	Mid-size — length between 4,250 mm and 4,500 mm;

○	Micro — length up to 3,200 mm;

○	Mini — length between 3,200 mm and 3,600 mm;

○	Premium — length between 4,700 mm and 5,000 mm; and

○	Super Compact — length between 4,000 mm and 4,250 mm;

•	“Passenger Vehicles” means Passenger Cars or Utility Vehicles;

•

“Ratio of Net Debt to Shareholders’ Equity” is measured as (total debt less cash and cash equivalent, mutual funds—current and money market funds) divided by equity (including non-controlling interest).

•	“Revenue” means the total revenue net of excise duty unless stated otherwise;

•	“RMB” and “Chinese Renminbi” mean the lawful currency of the People’s Republic of China;

•	“Russian Ruble” means the lawful currency of Russia;

•	“SG$” means the Singapore dollar, the lawful currency of Singapore;

•	“Shares” means the Ordinary Shares and the ‘A’ Ordinary Shares of Tata Motors Limited, unless stated otherwise;

•	“Small Commercial Vehicles & Pickups” or “SCVs & Pickups” means vehicles that have a GVW of up to 3.5 tons;

•	“SUV” means sports utility vehicle;

•	“TML” refers to Tata Motors Limited; and

•	“Utility Vehicles” or “UVs” means vehicles that have a seating capacity of five to ten persons, including the driver, which includes SUVs, multi-purpose vehicles and vans.

In addition to the terms defined above:

•	References to “we”, “our”, “us” and “Tata Motors Group” are to Tata Motors Limited and its consolidated subsidiaries, except as the context otherwise requires;

•

References to “Jaguar Land Rover”, “Jaguar Land Rover business”, “Jaguar Land Rover Group” and “JLR” are to Jaguar Land Rover Automotive Plc and its subsidiaries, except as the context otherwise requires;

•	For our Jaguar Land Rover business, references to premium cars and luxury performance SUVs refer to a defined list of premium competitor cars and SUVs;

•

Unless otherwise stated, comparative and empirical Indian industry data in this annual report on Form 20-F have been derived from published reports of the Society of Indian Automobile Manufacturers (“SIAM”);

•	Figures in tables may not add up to totals due to rounding; and

•

All references to websites in this annual report on Form 20-F are intended to be inactive textual reference for information only and information contained in or accessible through any such website does not form a part of this annual report on Form 20-F.

Cautionary Note Regarding Forward-looking Statements

This annual report on Form 20-F contains certain “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995, Section 27A of the Securities Act of 1933, as amended (the “Securities Act”), and Section 21E of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). Forward-looking statements are generally identifiable by use of forward-looking terminology such as “may”, “will”, “should”, “potential”, “intend”, “expect”, “seek”, “anticipate”, “estimate”, “believe”, “could”, “plan”, “project”, “predict”, “continue”, “future”, “forecast”, “target”, “guideline” or other similar words or expressions. Forward-looking statements are not guarantees of performance and are based on certain assumptions, discuss future expectations, describe plans and strategies, contain projections of results of operations or of financial condition or state other forward-looking information. Our ability to predict results or the actual effect of plans or strategies is inherently uncertain, particularly given the economic environment. Although we believe that the expectations reflected in such forward-looking statements are based on reasonable assumptions, our actual results and performance could differ materially from those set forth in the forward-looking statements and you should not unduly rely on these statements. These forward-looking statements involve risks, uncertainties and other factors that may cause our actual results in future periods to differ materially from those forward-looking statements.

Information regarding important factors that could cause actual results to differ materially from those in our forward-looking statements appear in a number of places in this annual report on Form 20-F and the documents incorporated by reference into this annual report on Form 20-F, and include, but are not limited to:

•

changes in general economic, business, political, social, fiscal or other conditions in India, the United States, the United Kingdom and the rest of Europe, North America, Russia, China or in any of the other regions where we operate;

•	implementation of our growth strategy and new projects, including mergers, acquisitions and divestments, planned by management;

•	the level of competition in the automotive industry;

•	movements in the prices of key inputs such as steel, aluminum, rubber and plastics;

•	development of new technologies affecting the automotive market;

•	accidents and natural disasters;

•	changes in our credit rating and the terms on which we finance our working capital and capital and product development expenditures and investment requirements;

•	fluctuations in the currency exchange rate against the functional currency of the respective consolidated entities;

•	the performance of our distribution channels and contractual arrangements with suppliers;

•

government policies including those specifically regarding the automotive industry, including industrial licensing, environmental regulations, safety regulations, import restrictions and duties, excise duties, sales taxes, value added taxes, product range restrictions, diesel and gasoline prices and road network enhancement projects;

•	various litigation, government investigations and proceedings affecting us; and

•	other factors beyond our control.

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

Non-IFRS Measures

We use the following non-IFRS performance indicators to monitor financial performance:

Earnings Before Other Income, Interest and Tax

Earnings Before Other Income, Interest and Tax is earnings after adjusting the provision for impairment in Jaguar Land Rover but before share of profit/(loss) of equity accounted investees (net), assets written off/loss on sale of assets and others (net), other income/(loss) (net), foreign exchange gains/(loss) (net), interest income, interest expense (net) and income tax expense. It is monitored by management for the purpose of performance of income earned by our operations. Earnings Before Other Income, Interest and Tax is presented because management believes this gives earnings earned by the business of the Company. Reconciliation of our consolidated Earnings Before Other Income, Interest and Tax to our consolidated net income is provided in Item 5.A “Operating and Financial Review and Prospects—Operating Results—Overview.”

Free Cash Flow

Free Cash Flow is measured as cash flow from operating activities, less payments for property, plants and equipment and intangible assets. It is monitored by management for the purpose of quantifying ongoing needs for investments in plants and machinery, products and technologies. Free Cash Flow is presented because management believes this provides investors with a relevant measure of cash available to address our debts, pay dividends and fund capital expenditures and other strategic initiatives. Reconciliation of our Free Cash Flow to cash flow from operating activites is provided in Item 5.A “Operating and Financial Review and Prospects—Operating Results—Overview.”

Ratio of Net Debt to Shareholders’ Equity

Ratio of Net Debt to Shareholders’ Equity is measured as (total debt less cash and cash equivalent, mutual funds—current and money market funds) divided by equity (including non-controlling interest). It is monitored by management because it helps assess our debt commitments. Ratio of Net Debt to Shareholders’ Equity is presented because management believes it is a relevant financial measure for investors to understand the leverage employed in our operations and of our ability to obtain financing. Calculation of our Ratio of Net Debt to Shareholders’ Equity is provided in Exhibit 7.1 to this annual report on Form 20-F.

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

A. Selected Financial Data

The following tables set forth selected financial data, including selected historical financial information as of and for each of Fiscal 2019, Fiscal 2018, Fiscal 2017, Fiscal 2016 and Fiscal 2015, in accordance with IFRS, as issued by the International Accounting Standards Board.

The selected IFRS consolidated financial data as of March 31, 2019 and 2018 and for each of Fiscal 2019, Fiscal 2018 and Fiscal 2017 are derived from our audited IFRS consolidated financial statements included in this annual report on Form 20-F. The selected IFRS consolidated financial data as of March 31, 2017, 2016 and 2015 and for Fiscal 2016 and Fiscal 2015 are derived from our audited IFRS consolidated financial statements not included in this annual report on Form 20-F.

You should read our selected financial data in conjunction with Item 5 “Operating and Financial Review and Prospects.”

Selected Financial Data Prepared in Accordance with IFRS

	Year ended March 31,
	2019	2019	2018	2017	2016	2015
	(In US$ millions, except share and per share amounts)
		(in Rs. millions, except share and per share amounts)
Revenues	42,797.6	2,959,666.9	2,856,910.8	2,632,176.8	2,682,793.8	2,626,297.8
Finance revenues	491.6	33,995.5	26,040.3	24,318.3	22,318.8	22,630.8

Total revenues	43,289.2	2,993,662.4	2,882,951.1	2,656,495.1	2,705,112.6	2,648,928.6
Change in inventories of finished goods and work-in-progress	296.9	20,532.8	(20,465.8)	(73,751.2)	(27,540.1)	(29,610.9)
Purchase of products for sale	1,917.3	132,588.3	159,039.9	139,245.3	128,494.6	130,803.8
Raw materials, components and consumables	26,173.3	1,809,875.4	1,718,028.0	1,593,803.1	1,536,255.1	1,515,835.7
Employee cost	5,007.0	346,261.1	302,624.8	283,588.0	288,117.4	250,401.2
Defined benefit pension plan amendment	21.4	1,479.3	(36,090.1)	—	—	—
Depreciation and amortization	3,328.7	230,197.8	209,818.2	182,405.4	168,074.9	134,495.8

	Year ended March 31,
	2019	2019	2018	2017	2016	2015
	(In US$ millions, except share and per share amounts)
		(in Rs. millions, except share and per share amounts)
Other expenses	9,504.7	657,298.7	629,755.4	608,461.6	585,321.4	545,909.5
Provision for impairment in Jaguar Land Rover	4,025.4	278,379.1	—	—	—	—
Provision/(Reversal) for loss of inventory (net of insurance recoveries)	—	—	(111.9)	(13,301.0)	16,383.9	—
Expenditure capitalized	(2,842.8)	(196,595.6)	(185,882.0)	(168,768.8)	(166,783.2)	(153,217.5)
Assets written off/loss on sale of assets and others (net)	190.7	13,186.7	29,148.6	11,418.6	9,477.4	3,512.2
Other (income)/loss (net)	(512.5)	(35,438.7)	(47,873.3)	(39,590.1)	(12,613.0)	(15,020.6)
Foreign exchange (gain)/loss (net)	84.2	5,824.2	4,332.9	16,590.4	21,047.0	15,468.2
Interest income	(113.7)	(7,864.6)	(7,122.4)	(5,640.7)	(7,186.6)	(6,763.9)
Interest expense (net)	832.7	57,586.0	46,791.3	42,365.7	47,912.6	52,231.6
Share of (profit)/loss of equity accounted investees (net)	(30.3)	(2,095)	(22,782.6)	(14,930.0)	(5,774.7)	1,748.3

Net income/(loss) before tax	(4,591.8)	(317,553.1)	103,740.1	94,598.8	123,925.9	203,135.2
Income tax (expense)/credit	367.7	25,425.0	(37,678.2)	(35,035.6)	(27,420.9)	(70,130.3)

Net income/(loss) after tax	(4,224.1)	(292,128.1)	66,061.9	59,563.2	96,505.0	133,004.9

	Year ended March 31,
	2019		2019	2018	2017	2016	2015
	(In US$ millions, except share and per share amounts)
			(in Rs. millions, except share and per share amounts)
Net income/(loss) attributable to equity holders		(4,238.8)	(293,142.7)	65.040.7	58,539.3	95,516.2	132,213.7
Net income/(loss) attributable to non-controlling interest		14.7	1,014.6	1,021.2	1,023.9	988.8	791.2
Dividends per share of Ordinary Shares	US$	—	Rs. —	Rs. —	Rs.0.2	Rs. —	Rs. 2.0
Dividends per share of ‘A’ Ordinary Shares	US$	—	Rs. —	Rs. —	Rs.0.3	Rs. —	Rs. 2.1
Weighted average of Ordinary Shares outstanding:
Basic			2,887,348,474	2,887,348,357	2,887,218,310	2,873,188,838	2,765,339,619
Diluted			2,887,348,474	2,887,842,826	2,887,818,076	2,873,809,883	2,765,824,089
Weighted average of ‘A’ Ordinary Shares outstanding:
Basic			508,502,371	508,502,336	508,483,714	506,063,234	487,445,041
Diluted			508,502,371	508,736,110	508,736,110	506,320,979	487,684,611
Earnings per share of Ordinary Shares:
Basic	US$	(1.2)	Rs. (86.3)	Rs. 19.1	Rs. 17.2	Rs. 28.3	Rs. 40.6
Diluted	US$	(1.2)	Rs. (86.3)	Rs. 19.1	Rs. 17.2	Rs. 28.2	Rs. 40.6
Earnings per share of ‘A’ Ordinary Shares:
Basic	US$	(1.2)	Rs. (86.3)	Rs. 19.2	Rs. 17.3	Rs. 28.4	Rs. 40.7
Diluted	US$	(1.2)	Rs. (86.3)	Rs. 19.2	Rs. 17.3	Rs. 28.3	Rs. 40.7

As described in Note 2(x) of our consolidated financial statements included in this annual report on Form 20-F, during Fiscal 2019, we applied IFRS 9 and IFRS 15. Due to the application of IFRS 9, there was a change in presentation between foreign exchange (gain)/loss (net) and interest expenses, which was retrospectively applied to prior year comparatives. IFRS 15 was adopted with a modified retrospective approach and accordingly we have not changed the prior year comparatives.

As described in Note 2(o) of our audited IFRS consolidated financial statements included in this annual report on Form 20-F, during Fiscal 2018, we changed our presentation of assets written off/loss on sale of assets and others (net) in the consolidated income statement. The change in presentation was retrospectively applied to prior year comparatives. The change in the presentation does not affect net income, total comprehensive income and earnings per share in any of the periods presented.

As described in Note 2(x) of our audited IFRS consolidated financial statements included in this annual report on Form 20-F, during Fiscal 2017, we changed our presentation of foreign exchange gain/(loss) in the consolidated income statement. The change in presentation was retrospectively applied to prior year comparatives. There was no impact on net income for the years ended March 31, 2016 and 2015.

In Fiscal 2016, the Company conducted a renounceable rights offer of 150,644,759 new Ordinary Shares, including Ordinary Shares represented by ADSs, and 26,530,290 new ‘A’ Ordinary Shares of Rs.2 each to qualifying shareholders recorded in the shareholders register at the close of business on April 8, 2015, at a subscription price of Rs.450 each for new Ordinary Shares and Rs.271 each for new ‘A’ Ordinary Shares, in the ratio of six rights to subscribe to Shares for every 109 Shares held. The rights offer was fully subscribed and the shareholders received the new shares on May 13, 2015. As described in Note 39 to our audited consolidated financial statements for Fiscal 2016, the earliest period presented in the consolidated financial statement for Fiscal 2015, basic and diluted earnings per share were retrospectively adjusted for the bonus element of the rights offer attributable to the difference between the exercise price of the rights and the prevailing market price of the Shares.

Since there was a loss in Fiscal 2019, potential equity shares are not considered dilutive and hence diluted earnings per share is same as basic earnings per share.

	As of March 31,
	2019	2019	2018	2017	2016	2015
	(in US$ millions, except number of shares)
		(in Rs. millions, except number of shares)
Balance sheet data
Total assets	49,194.8	2,987,119.9	3,235,510.9	2,666,646.0	2,619,981.3	2,345,643.4
Long term debt, net of current portion	10,238.8	708,067.0	611,419.4	605,644.5	504,511.3	544,862.5
Total shareholders’ equity	8,069.9	558,067.4	913,521.0	538,842.2	768,036.7	539,351.8
Number of equity shares outstanding
-Ordinary Shares		2,887,348,694	2,887,348,694	2,887,348,428	2,887,203,602	2,736,713,122
-‘A’ Ordinary Shares		508,502,371	508,502,371	508,502,291	508,476,704	481,966,945

Exchange Rate Information

For convenience, some of the financial amounts presented in this annual report on Form 20-F have been translated from Indian rupees into U.S. dollars at the rate of Rs.69.16 to US$1.00, based on the rate in the city of Mumbai as published by the Foreign Exchange Dealers’ Association of India on March 31, 2019.

B. Capitalization and Indebtedness

Not applicable.

C. Reasons for the Offer and Use of Proceeds

Not applicable.

D. Risk Factors

This section describes the risks that we currently believe may materially affect our business, financial condition and results of operations. The factors below should be considered in connection with any forward-looking statements in this annual report on Form 20-F and the cautionary statements on page iii. Although we will make reasonable efforts to mitigate or minimize these risks, one or more of a combination of these risks could materially and adversely impact our business, revenues, sales, net assets, financial condition, results of operations, liquidity, capital resources and prospects.

Risks Associated with Our Business and the Automotive Industry

The United Kingdom’s contemplated exit from the European Union may adversely impact our business, results of operations and financial condition.

In a non-binding referendum on the United Kingdom’s membership in the European Union, in June 2016, a majority of the country’s electorate voted for the United Kingdom’s withdrawal from the European Union. Pursuant to its invocation of Article 50 of the Treaty of Lisbon, the United Kingdom is currently negotiating its exit from the European Union. Substantial uncertainty remains regarding the outcome of the negotiations, the United Kingdom’s future relationship with the European Union, the legal structure applicable to companies doing business in the United Kingdom, as well as the scope and duration of a transitionary period, if any, following the expiration of the Article 50 period in December 2020. This uncertainty, along with any real or perceived impact of Brexit, could have a material adverse effect on our business, results of operations and financial condition.

Depending on the outcome of the negotiations, including if the United Kingdom exits the European Union without a formal agreement, the United Kingdom could lose its present rights or terms of access to the European Union single market and European Union customs area and to the global trade deals negotiated by the European Union on behalf of its members. New or modified trade arrangements between the United Kingdom and other countries may have a material adverse effect on our business. A decline in trade could also affect the attractiveness of the United Kingdom as a global investment center and, as a result, could have a detrimental impact on the level of investment in United Kingdom companies, including the extended value chain of Jaguar Land Rover. The uncertainty concerning the terms of Brexit could also have a negative impact on the growth of the United Kingdom economy, which may cause Jaguar Land Rover’s customers to re-evaluate when and to what extent they are willing to spend on Jaguar Land Rover’s products and services. The uncertainty surrounding Brexit could also result in greater volatility in the British pound against foreign currencies in which Jaguar Land Rover conducts business, particularly the U.S. dollar, the Euro and the Chinese Renminbi.

The Brexit vote and the perceptions as to the impact of the withdrawal of the United Kingdom have created significant uncertainty regarding the future relationship between the United Kingdom and the European Union, including with respect to the laws and regulations that will apply as the United Kingdom determines which European Union-derived laws to replace or replicate. This uncertainty may adversely affect business activity and economic conditions in the United Kingdom and the Eurozone. In particular, changes in taxes, tariffs and other fiscal policies could have a significant impact on Jaguar Land Rover; 22% of its retail sales volume in Fiscal 2019 was to customers based in the European Union (excluding the United Kingdom) and a substantial portion of its suppliers are situated there. We may be subject to risks associated with supply chains if access to the European Union market is restricted as a result of Brexit. Changes to the United Kingdom’s border and immigration policy could likewise occur as a result of Brexit, potentially affecting our business’s ability to recruit and retain employees from outside the United Kingdom. Any of the foregoing factors and other factors relating to Brexit that we cannot predict may have a material adverse effect on our business, results of operations and financial condition, including the risks of impairments.

If we are unable to effectively implement or manage our growth strategy, our operating results and financial condition could be materially and adversely affected.

As part of our growth strategy, we may open new manufacturing, research or engineering facilities, expand existing facilities, add additional product lines or expand our businesses into new geographical markets. There is a range of risks inherent in such a strategy that could adversely affect our ability to achieve these objectives, including, but not limited to: the potential disruption of our business; the uncertainty that new product lines will generate anticipated sales; the uncertainty that we may not be able to meet or anticipate consumer demand; the uncertainty that a new business will achieve anticipated operating results; the diversion of resources and management’s time; our cost reduction efforts, which may not be successful; the difficulty of managing the operations of a larger company; and the difficulty of competing for growth opportunities with companies that have greater financial resources than we have.

More specifically, our international businesses face a range of risks and challenges, including, but not limited to, the following: language barriers, cultural differences, difficulties in staffing and managing overseas operations, inherent difficulties and delays in contract enforcement and the collection of receivables under the legal systems of foreign countries, the risk of non-tariff barriers, regulatory and legal requirements affecting our ability to enter new markets through joint ventures with local entities, difficulties in obtaining regulatory approvals, environmental permits and other similar types of governmental consents, difficulties in negotiating effective contracts, obtaining the necessary facility sites or marketing outlets or securing essential local financing, liquidity, trade financing or cash management facilities, export and import restrictions, multiple tax regimes (including regulations relating to transfer pricing and withholding and other taxes on remittances and other payments from subsidiaries), foreign investment restrictions, foreign exchange controls and restrictions on repatriation of funds, other restrictions on foreign trade or investment sanctions, and the burdens of complying with a wide variety of foreign laws and regulations. Furthermore, as part of our global activities, we may engage with third-party dealers and distributors, whom we do not control, but who could nevertheless take actions that could have a material adverse impact on our reputation and business; we cannot assure you that we will not be held liable for any activities undertaken by such third parties. If we are unable to manage risks related to our expansion and growth in other parts of the world and therefore fail to establish a strong presence in those higher growth markets, our business, results of operations and financial condition could be adversely affected or our investments could be lost.

Furthermore, we are subject to risks associated with growing our business through mergers, acquisitions and divestments. We believe that our acquisitions provide us opportunities to grow significantly in the global automobile markets by offering premium brands and products. Our acquisitions have provided us with access to technology and additional capabilities while also offering potential synergies. However, the scale, scope and nature of the integration required in connection with our acquisitions present significant challenges, and we may be unable to integrate the relevant subsidiaries, divisions and facilities effectively within our expected schedule. An acquisition may not meet our expectations and the realization of the anticipated benefits may be blocked, delayed or reduced as a result of numerous factors, some of which are outside our control.

For example, we acquired the Jaguar Land Rover business from the Ford Motor Company (“Ford”) in June 2008, and since then Jaguar Land Rover has become a significant part of our business, accounting for 74% of our total revenues in Fiscal 2019. As a result of the acquisition, we are responsible for, among other things, the obligations and liabilities associated with the legacy business of Jaguar Land Rover. There can be no assurance that any legacy issues at Jaguar Land Rover or any other acquisition we have undertaken in the past or will undertake in the future will not have a material adverse effect on our business, financial condition and results of operations, as well as our reputation and prospects.

We will continue to evaluate growth opportunities through suitable mergers and acquisitions in the future. Growth through mergers and acquisitions involves business risks, including unforeseen contingent risks or latent business liabilities that may only become apparent after the merger or acquisition is completed. The key success factors are seamless integration, effective management of the merged and/or acquired entity, retention of key personnel, cash flow generation from synergies in engineering and sourcing, joint sales and marketing efforts, and management of a larger business. If any of these factors fail to materialize or if we are unable to manage any of the associated risks successfully, our business, financial condition and results of operations could be materially and adversely affected.

Deterioration in global economic conditions could have a material adverse impact on our sales and results of operations.

The automotive industry could be materially affected by the general economic conditions in India and around the world. The automotive industry, in general, is cyclical, and economic slowdowns in the recent past have affected the manufacturing sector in India, including automotive and related industries. Deterioration of key economic metrics, such as the growth rate, interest rates and inflation, reduced availability of competitive financing rates for vehicles, implementation of burdensome environmental and tax policies and increase in freight rates and fuel prices could materially and adversely affect our automotive sales and results of operations.

In addition, investors’ reactions to economic developments or a loss of investor confidence in the financial systems of other countries may cause volatility in Indian financial markets and, indirectly, in the Indian economy. Any worldwide financial instability, including increased protectionist measures and withdrawal from trade pacts by countries in which we operate, could also have a negative impact on the Indian economy, including the movement of exchange rates and interest rates in India. In the event global economic recovery is slower than expected, or if there is any significant financial disruption, this could have a material adverse effect on our cost of funding, portfolio of financing loans, business, prospects, results of operations, financial condition and the trading price of the Company’s Shares and ADSs.

In November 2018, the United States, Mexico and Canada signed the United States-Mexico-Canada Agreement (“USMCA”), which is intended to succeed the North American Free Trade Agreement (“NAFTA”). USMCA has been signed but not ratified by the legislature of each of the United States, Canada and Mexico. It remains unclear what the U.S., Canadian, or Mexican governments will or will not do with respect to NAFTA, USMCA or other international trade agreements and policies. This uncertainty and potential governmental action related to tariffs or international trade agreements has the potential to adversely impact demand for our products, our costs, customers, suppliers and/or the North American economy or world economy or certain sectors thereof and, thus, our business.

Our Jaguar Land Rover business has significant operations in the United Kingdom, North America, continental Europe and China, as well as sales operations in markets across the globe. Conditions in automotive markets were more challenging in Fiscal 2019, notably in China where industry volumes were down 8.3% year-on-year amid increasing trade tensions with the United States. Industry volumes were also lower in the United Kingdom (-3.7%), including a 25.9% decline in diesel vehicle sales (42% of JLR vehicle sales are diesel), down slightly in the United States (-0.5%), and lower in Europe (-3.8%). Conditions remained challenging in other markets, with only modest growth in industry volumes. Jaguar Land Rover’s growth plans may not materialize as expected, which could have a significant adverse impact on our financial performance. If automotive demand softens because of lower or negative economic growth in key markets or due to other factors, Jaguar Land Rover’s operations and financial condition could be materially and adversely affected as a result. In addition, the current U.S. presidential administration could seek to introduce changes to laws and policies governing international trade and impose additional tariffs and duties on foreign vehicle imports, which could have a material adverse effect on Jaguar Land Rover’s sales in the United States.

Deterioration in key economic factors, such as those mentioned above, in countries where Jaguar Land Rover has sales operations may result in a decrease in demand for Jaguar Land Rover automobiles. A decrease in demand could, in turn, cause automobile prices and manufacturing capacity utilization rates to fall. Such circumstances have in the past materially affected, and could in the future materially affect, our business, results of operations and financial condition.

A significant reliance on key markets by both TML and Jaguar Land Rover increases the risk of a negative impact from reduced customer demand in those countries.

We rely on certain key markets, including the United Kingdom, China, North America, India and continental Europe, from which we derive the substantial majority of our revenues. A decline in demand for our vehicles in these major markets may, in the future, significantly impair our business, financial position and results of operations. For example, the recent adverse public perception towards diesel powered vehicles, resulting from emissions scandals and tax increases on diesel vehicles, has precipitated a sharp fall in diesel sales, primarily in the United Kingdom and Europe, and created uncertainty for customers that could further impact our sales of diesel vehicles in the future. Additionally, in China, the economy is experiencing a tempering of industry growth and increased pricing pressures due to macroeconomic volatility, regulatory and policy changes, softening consumer demand and increasing competition. Softening of the Chinese economy would likely impact our growth opportunities in China, an important market for us. In addition, our strategy, which includes new product launches and expansion into growing markets, may not be sufficient to mitigate a decrease in demand for our products in mature markets in the future, which could have a significant adverse impact on our financial performance.

Changes in our credit rating could adversely affect the value of our debt securities, finance costs and our ability to obtain future financing.

Any credit ratings assigned to us or our debt securities may not reflect the potential impact of all risks related to structural, market, additional risk factors discussed and other factors that may affect the value of our debt securities. Credit rating agencies continually review the ratings they have assigned and their ratings may be subject to revision, suspension or withdrawal by the rating agency at any time. A downgrade in our credit rating may negatively affect our ability to obtain future financing to fund our operations and capital needs, which may affect our liquidity. It may also increase our financing costs by increasing the interest rates of our outstanding debt or the interest rates at which we are able to refinance existing debt or incur additional debt. A credit rating is not a recommendation to buy, sell or hold securities.

We are exposed to liquidity risks.

Our main sources of liquidity are cash generated from operations, existing notes, external debt in the form of factoring discount facilities and other revolving credit facilities. However, adverse changes in the global economic and financial environment may result in lower consumer demand for our vehicles, and prevailing conditions in credit markets may adversely affect both consumer demand and the cost and availability of finance for our business and operations. If the global economy goes back into a recession and consumer demand for our vehicles drops, as a result of higher oil prices, excessive public debt or for any other reasons, and the supply of external financing becomes limited, we may face significant liquidity risks. See Item 5.B “Operating and Financial Review and Prospects—Liquidity and Capital Resources—Principal Sources of Funding Liquidity—Loan Covenants.”

We are also subject to various types of restrictions or impediments on the ability of our companies in certain countries to transfer cash across our companies through loans or dividends. These restrictions or impediments are caused by exchange controls, withholding taxes on dividends and distributions and other similar restrictions in the markets in which we operate. We may face significant liquidity risks due to squeezed credit lines for non-banking financial companies (“NBFCs”) following the Infrastructure Leasing & Financial Services Limited crisis in 2018 and its impact on the Indian lending sector.

The electric vehicle market may not evolve as anticipated.

Sales of electric vehicles are hard to predict because consumer demand may fail to shift in favor of electric vehicles, and this market segment may remain small relative to the overall market for years to come. Consumers may remain or become reluctant to adopt electric vehicles due to the lack of fully developed charging infrastructure, long charging times or increased costs of purchase and fueling. Jaguar Land Rover launched the all-electric Jaguar I-PACE in Fiscal 2019, and retail sales of this model totaled 11,336 vehicles in the twelve months up to March 31, 2019. If the value proposition of electric vehicles fails to fully materialize, this could have a material adverse effect on our financial condition or results of operations, including compliance with the Corporate Average Fuel Economy (“CAFE”) standards.

Impairment of tangible and intangible assets may have a material adverse effect on our results of operations.

Designing, manufacturing and selling vehicles is capital intensive and requires substantial investments in tangible and intangible assets such as research and development, product design and engineering technology. We review the value of our tangible and intangible assets to assess on an annual basis or trigger events basis whether the carrying amount is less than the recoverable amount for the asset concerned based on underlying cash-generating units (“CGU”) (such as Commercial Vehicles, Passenger Vehicles, Jaguar Land Rover and Vehicle Financing), either based on Value in Use (“VIU”) or fair value. We recorded a GBP3.1 billion (Rs.278,379 million) impairment charge during Fiscal 2019 due to adverse market conditions, particularly in China, rising interest rates and the failure to meet internal business plans for our Jaguar Land Rover business. While we have put in place comprehensive plans to turn the business around, we may have to take further impairment losses in the future if the carrying amount of tangible and intangible assets exceeds the recoverable amount, which could have a material adverse effect on our financial condition and the results of operations.

Deterioration in the performance of any of our subsidiaries, joint ventures or affiliates could materially and adversely affect our results of operations.

We have made and may continue to make capital commitments to our subsidiaries, joint ventures and affiliates. If the business or operations of any of these subsidiaries, joint ventures and affiliates deteriorate, the value of our investments may decline substantially. We are also subject to risks associated with joint ventures and affiliates wherein we retain only partial or joint control. Our partners may be unable, or unwilling, to fulfill their obligations, or the strategies of our joint ventures or affiliates may not be implemented successfully, any of which may significantly reduce the value of our investments or cause our relationship with the co-owner to deteriorate, which could, have a material adverse effect on our reputation, business, financial position or results of operations.

We have pursued and may continue to pursue significant investments in certain strategic development projects with third parties. In particular, we have entered into a joint venture with Chery Automobile Company Ltd. (“Chery”) in China to develop, manufacture and sell certain Jaguar Land Rover vehicles and at least one own-branded vehicle in China (the “China Joint Venture”). Additionally, in March 2018, Jaguar Land Rover announced its strategic partnership with Waymo LLC (“Waymo”) to develop the world’s first premium self-driving electric vehicle. Joint ventures and strategic partnership projects, like our joint venture in China and partnership with Waymo, may be developed pursuant to agreements over which we only have partial or joint control. Investments in projects over which we have partial or joint control are subject to the risk that the other shareholders of the joint venture, who may have different business or investment strategies than we do or with whom we may have a disagreement or dispute, may have the ability to block business, financial or management decisions, such as the decision to distribute dividends or appoint members of management, which may be crucial to the success of the project or our investment in the project, or otherwise implement initiatives that may be contrary to our interests. Moreover, our partners may be unable, or unwilling, to fulfill their obligations under the relevant joint venture agreements and shareholder agreements or may experience financial or other difficulties that may adversely impact our investment in a particular joint venture or strategic partnership projects.

Operating a business as a joint venture often requires additional organizational formalities, as well as time consuming procedures for sharing information and making decisions. In joint ventures, we are required to foster our relationships with our co-owners as well as promote the overall success of the joint venture. If there is a significant change in these relationships (for example, if a co-owner changes or relationships deteriorate), our success in the joint venture may be materially adversely affected.

Intensifying competition could materially and adversely affect our sales, financial condition and results of operations.

The global automotive industry is highly competitive, and competition is likely to further intensify, including from new industry entrants. Competition is especially likely to increase in the premium automotive categories as each market participant intensifies its efforts to retain its position in established markets while also developing a presence in other key markets. Factors affecting competition include product quality and features, innovation and the development of new products, cost control, pricing, reliability, safety, fuel economy, environmental impact and perceptions thereof, customer service and financing terms. Some of our competitors based in the European Union may gain a competitive advantage that would enable them to benefit from their access to the European Union single market post-Brexit. There is no assurance that we will be able to compete successfully in the global automotive industry in the future.

We also face strong competition in the Indian market from domestic and foreign automobile manufacturers. Improving infrastructure and growth prospects in India, compared to those of other mature markets, have attracted a number of international companies to India, either through joint ventures with local partners or through independently owned operations in India. International competitors bring with them decades of international experience, global scale, advanced technology and significant financial resources. Consequently, domestic competition is likely to further intensify in the future. There is no assurance that we will be able to implement our future strategies in a way that will mitigate the effects of increased competition in the Indian automotive industry.

Designing, manufacturing and selling vehicles is capital-intensive and requires substantial investments in manufacturing, machinery, research and development, product design, engineering, technology and marketing in order to meet both consumer preferences and regulatory requirements. If our competitors consolidate or enter into other strategic partnerships or joint ventures, they may be able to take better advantage of economies of scale. If competitors are able to benefit from the cost savings offered by consolidation or strategic partnerships, it could adversely affect our competitiveness. Competitors could use consolidation or strategic partnerships as a means of enhancing their competitiveness (including through the acquisition of technology), which could also materially adversely affect our business. Further, our growth strategy relies on the expansion of our operations in less mature markets abroad, where we may face significant competition and higher than expected costs to enter and establish ourselves.

We are subject to risks associated with product liability, warranties and recalls.

We are subject to risks and costs associated with product liability, warranties and recalls in connection with performance, compliance or safety related issues affecting our vehicles. From time to time, we may be subject to investigations by governmental authorities relating to safety and other compliance issues with our vehicles. For example, there are ongoing investigations with governmental agencies in China, South Korea and the United Kingdom relating to the quality of TDV6 diesel engines installed in some of our vehicles that are already in service. In particular, as our vehicles become more technologically advanced, we are subject to risks related to their software and operation, including our Advanced Driver Assistance Systems (“ADAS”) automation. We expend considerable resources in connection with product recalls and these resources typically include the cost of the part being replaced and the labor required to remove and replace the defective part. In addition, product recalls can cause our consumers to question the safety or reliability of our vehicles, which may harm our reputation. Any harm to our reputation may result in a substantial loss of customers. For example, in May 2016, an industry wide passenger airbag safety recall was announced in the United States by the National Highway Traffic System Administration (the “NHTSA”), with respect to frontal airbags that use ammonium nitrate propellant without any desiccant from Takata Corporation (“Takata”), a supplier of airbags. Certain airbags supplied by Takata were installed in some of our vehicles. We considered the cost associated with the recall to be an adjusting post-balance sheet event, and we recognized a provision of GBP67.4 million for the estimated cost of repairs in our income statement for Fiscal 2016. The provision held at the end of Fiscal 2019 with respect to the recall is GBP58 million and we intend to use it as the mandated repairs are made over the next one to two years. Additionally, in December 2016, the NHTSA announced that it was conducting an investigation into reports of rollaways of parked vehicles in certain of our models. Further, in July 2018, the NHTSA announced that it is seeking to conduct an investigation into reports of doors inadvertently opening while the vehicle was in motion in certain of our vehicles, following a recall remedy to rectify this risk.

Furthermore, we may also be subject to class actions or other large-scale lawsuits pertaining to product liability or other matters in various jurisdictions in which we have a significant presence. The use of shared components in vehicle production increases this risk because individual components are deployed in a number of different models across our brands. Any costs incurred or lost sales caused by product liability, warranties and recalls could materially adversely affect our business and reputation.

Our future success depends on our ability to satisfy changing customer demands by offering innovative products in a timely manner and maintaining product competitiveness and quality.

Customer preferences in certain more mature markets have trended towards smaller and more fuel-efficient and environmentally-friendly vehicles. Climate change concerns, increases in fuel prices, certain government regulations (such as CO2 emissions limits and higher taxes on SUVs) and the promotion of new technologies have encouraged customers to look beyond standard purchasing factors (such as price, design, performance, brand image and features). As a result, customers may look to the differentiation of the technology used in a vehicle or by a manufacturer or provider of this technology. Such consumer preferences could materially affect our ability to sell premium Passenger Cars and large or medium-sized all-terrain vehicles at current or target volume levels, and could have a material adverse effect on our general business activity, net assets, financial position and results of operations.

Our operations may be significantly impacted if we fail to develop, or experience delays in developing, fuel-efficient vehicles that reflect changing customer preferences and meet the specific requirements of government regulations. Our competitors may gain significant advantages if they are able to offer products satisfying customer needs earlier than we are able to, which could adversely impact our sales, results of operations and financial condition. Delays or cost overruns in implementing new product launches, expansion plans or capacity enhancements could also materially and adversely impact our financial condition, results of operations and cash flows.

In light of the public discourse on climate change and volatile fuel prices, we face more stringent government regulations, including the imposition of speed limits and higher taxes on SUVs or premium automobiles. We endeavor to take account of these factors, and we are focused on researching, developing and producing new drive technologies, such as hybrid engines and electric cars. We are also investing in development programs aimed at reducing fuel consumption through the use of lightweight materials, reducing parasitic losses through the driveline and improving aerodynamics. Coupled with consumer preferences, a failure to achieve our planned objectives or delays in developing fuel-efficient products could materially affect our ability to sell premium Passenger Cars and large or medium-sized all-terrain vehicles at current or targeted volumes and could have a material adverse effect on our general business activity, net assets, financial position and results of operations. In addition, deterioration in the quality of our vehicles could force us to incur substantial costs and damage to our reputation. There is a risk that competitors or joint ventures set up by competitors will develop better solutions and will be able to manufacture the resulting products more rapidly, in larger quantities, with a higher quality and/or at a lower cost. It is possible that we could then be compelled to make new investments in researching and developing other technologies to maintain our existing market share or win back market share lost to competitors. Finally, our manufacturing operations and sales may be subject to potential physical impacts of climate change, including changes in weather patterns and an increased potential for extreme weather events, which could affect the manufacturing and distribution of our products, as well as the cost and availability of raw materials and components.

In contrast to other mature markets, consumer preferences in the United States have shifted towards increased demand for pickup trucks and larger SUVs. A shift in consumer demand away from these vehicles within the United States towards compact and mid-size Passenger Cars, whether in response to higher fuel prices or other factors, could adversely affect our profitability. Conversely, if the trend in U.S. consumer preferences for SUVs holds, we could face increased competition from other carmakers as they adapt to the market shift and introduce their own SUV models, which could materially and adversely impact our business, financial position or results of operations.

Private and commercial users of transportation increasingly use modes of transportation other than the automobile, especially in connection with increasing urbanization. The reasons for this include the rising costs related to automotive transport of people and goods, increasing traffic density in major cities and environmental awareness. In addition, the increased use of car sharing services (e.g., Zipcar and DriveNow) and other innovative mobility initiatives facilitate access to alternative modes of transport, thereby reducing dependency on private automobiles. Furthermore, non-traditional market participants and/or unexpected disruptive innovations may disrupt the established business model of the industry by introducing new technologies, distribution models and methods of transportation.

A shift in consumer preferences away from private automobiles would have a material adverse effect on our general business activity and on our sales, prospects, financial condition and results of operations.

To stimulate demand, competitors in the automotive industry have offered customers and dealers price reductions on vehicles and services, which has led to increased price pressures and sharpened competition within the industry. Since we are a provider of numerous high-volume models, our profitability and cash flows are significantly affected by the risk of rising competitive price pressures. Special sales incentives and increased price pressures in the new car business also influence price levels in the used car market, with a negative effect on vehicle resale values. This could have a negative impact on the profitability of the used car business in our dealer organization.

There is no assurance that our new models will meet our sales expectations, in which case we may be unable to realize the intended economic benefits of our investments, which would materially affect our business, results of operations and financial condition. In addition, there is a risk that our quality standards can be maintained only by incurring substantial costs for monitoring and quality assurance. For our customers, one of the determining factors in purchasing our vehicles is the high quality of our products. A decrease in the quality of our vehicles (or public perception of such a decrease) could damage our image and reputation as a premium automobile manufacturer and materially affect our business, results of operations and financial condition.

In addition, product development cycles can be lengthy, and there is no assurance that new designs will lead to revenues from vehicle sales, or that we will be able to accurately forecast demand for our vehicles, potentially leading to inefficient use of our production capacity. Additionally, our high proportion of fixed costs, due to our significant investment in property, plants and equipment, further exacerbates the risks associated with incorrectly assessing demand for our vehicles.

We are exposed to the risks of new drive and other technologies being developed and the resulting effects on the automobile market.

Over the past few years, the global market for automobiles, particularly in established markets, has been characterized by increasing demand for more environmentally-friendly vehicles and technologies. This is related, in particular, to the public debate on global warming and climate change. In response to climate change and the laws and regulations that have been and are likely to be adopted to address it, we are focusing on researching, developing and producing new drive technologies, such as hybrid engines and electric cars. Jaguar Land Rover is also investing in development programs to reduce fuel consumption through the use of lightweight materials, reducing parasitic losses through the driveline and improvements in aerodynamics (e.g., through our premium transverse architecture). Recently, several jurisdictions, such as Norway, Germany, the United Kingdom, France, the Netherlands, India and China, have announced their intention to substantially reduce or eliminate the sale of conventionally fueled vehicles in their markets in the coming decades.

The emissions levels of diesel technologies have also become the focus of legislators in the United States and European Union. This has led various carmakers to announce programs to retrofit diesel vehicles with software that will allow them to reduce emissions which may require us to undertake increased research and development spending. There is a risk that these research and development activities, including retrofit software upgrades, will not achieve their planned objectives or that competitors or joint ventures set up by competitors will develop better solutions and will be able to manufacture the resulting products more rapidly, in larger quantities, with a higher quality and/or at a lower cost. This could lead to increased demand for these competitors’ product and result in a loss of market share for us. There is also a risk that the technologies developed through research and development including autonomous, connected and electrification technologies, or money invested in mobility solutions to overcome and address future travel and transport challenges, will, to a considerable extent, could be unsuccessful in the market for reasons inherent to our products or because competitors have developed better or less expensive products. It is possible that we could then be compelled to make new investments in researching and developing other technologies to maintain its existing market share or to win back the market share lost to competitors.

In addition, climate change concerns and the promotion of new technologies encourage customers to look beyond standard factors (such as price, design, performance, brand image, comfort or features) to differentiation of the technology used in the vehicle or the manufacturer or provider of this technology. This could lead to shifts in demand and the value-added parameters in the automotive industry at the expense of our products.

Underperformance of our distribution channels may adversely affect our sales and results of operations.

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

If dealers or importers encounter financial difficulties and our products and services cannot be sold or can be sold only in limited numbers, the sales of such dealers and importers may be adversely affected. Additionally, if we cannot replace the affected dealers or importers with other franchises, the financial difficulties experienced by such dealers or importers could have an indirect effect on our vehicle deliveries.

Consequently, we could be compelled to provide additional support for dealers and importers and, under certain circumstances, may even take over their obligations to customers, which would adversely affect our financial position and results of operations in the short term.

Disruptions to our supply chains and shortages of essential raw materials may adversely affect our production and results of operations.

We rely on third parties for sourcing raw materials, parts and components used in the manufacture of our products. At the local level, we rely on smaller enterprises where the risk of insolvency is greater. Furthermore, for some parts and components, we are dependent on a single source. Our ability to procure supplies in a cost-effective and timely manner or at all is subject to various factors, some of which are not within our control. For instance, the outcome of the Brexit negotiations could lead to reduced access to the European Union single market and to the global trade deals negotiated by the European Union on behalf of its member states, which could affect imports of raw materials, parts and components and disrupt Jaguar Land Rover supplies. Furthermore, there is the risk that manufacturing capacity does not meet, or exceeds, sales demand thereby compromising business performance and without any near term remedy given the time frames and investments required for any changes to the supply chain. While we manage our supply chain as part of our supplier management process, any significant problems or shortages of essential raw materials in the future could adversely affect our results of operations.

Adverse economic conditions and falling vehicle sales have had a significant financial impact on our suppliers in the past. Deterioration in automobile demand and lack of access to sufficient financial arrangements for our supply chain could impair the timely availability of components to our business. In addition, if one or more of the other global automotive manufacturers were to become insolvent, this would have an adverse impact on the supply chains and may further adversely affect our results of operations. We are also exposed to supply chain risks relating to lithium ion cells, which are critical for our electric vehicle production. Any disruption in the supply of battery cells from such suppliers could disrupt production of our vehicles. The severity of this risk is likely to increase as we and other manufacturers expand the production of electric vehicles and the demand for such vehicles increases.

We have also entered into supply agreements with Ford and certain other third parties for critical components and remain reliant upon Ford and Ford’s joint venture with the PSA Group (the “Ford-PSA Joint Venture”) for a portion of our engines. However, following the launch of the Engine Manufacturing Centre (“EMC”) in Wolverhampton, and the subsequent China Joint Venture, we now also manufacture our own “in house” engines. We may not be able to manufacture certain types of engines or find a suitable replacement supplier in a timely manner in the event of any disruption in the supply of engines, or parts of engines, and other hardware or services provided to us by Ford or the Ford-PSA Joint Venture and such disruption could have a material adverse impact on our operations, business and/or financial condition.

A change in requirements under long-term supply arrangements committing Jaguar Land Rover to purchase minimum or fixed quantities of certain parts, or to pay a minimum amount to the seller, could have a material adverse impact on our financial condition or results of operations. We have entered into a number of long-term supply contracts that require Jaguar Land Rover to purchase a fixed quantity of parts to be used in the production of Jaguar Land Rover vehicles (e.g., “take-or-pay” contracts). If the need for any of these parts were to lessen, Jaguar Land Rover could still be required to purchase a specified quantity of the part or pay a minimum amount to the seller pursuant to the take-or-pay contract, which could have a substantial adverse effect on our financial condition or results of operations.

We are more vulnerable to reduced demand for premium performance cars and all-terrain vehicles than automobile manufacturers with a more diversified product range.

Jaguar Land Rover operates in the premium performance car and all-terrain vehicle segments, which are very specific segments of the premium Passenger Car market, and it has a more limited range of models than some of its competitors. Accordingly, its financial performance is linked to market conditions and consumer demand in those market segments. Some other premium performance vehicle manufacturers operate in a relatively broader spectrum of market segments, which makes them comparatively less vulnerable to reduced demand for any specific segment. Any downturn or reduction in the demand for premium Passenger Cars and all-terrain vehicles, or any reduced demand for Jaguar Land Rover’s most popular models in the geographic markets in which it operates could have a substantial adverse effect on its performance and earnings.

Increases in input prices may have a material adverse effect on our results of operations.

In Fiscal 2019 and Fiscal 2018, the consumption of raw materials, components aggregates and purchase of products for sale (including changes in inventory) constituted 65.5% and 64.4%, respectively, of our revenues. Prices of commodity items used in manufacturing automobiles, including steel, aluminum, copper, zinc, rubber, platinum, palladium and rhodium, have become increasingly volatile in recent years. Furthermore, prices of commodity items such as steel, non-ferrous metals, precious metals, rubber and petroleum products may rise significantly. Further price movements depend on the evolving economic scenarios across the globe. Most of these inputs are priced in U.S. dollars on international markets. While we continue to pursue cost reduction initiatives, an increase in price of input materials could severely impact our profitability to the extent such increase cannot be absorbed by the market through price increases and/or could also have a negative impact on demand. In addition, because of intense price competition and fixed costs base, we may not be able to adequately address changes in commodity prices even if they are foreseeable.

In addition, we are exposed to the risk of contraction in the supply, and a corresponding increase in the price of, rare and frequently highly sought after raw materials, especially those used in vehicle electronics such as rare earth metals, which are predominantly produced in China. Rare earth metal prices and supply remain uncertain. China has, in the past, limited the export of rare earths from time to time. If we are unable to find substitutes for such raw materials or pass price increases on to customers by raising prices, or to safeguard the supply of scarce raw materials, our vehicle production, business and results from operations could be affected.

We manage these risks through the use of fixed supply contracts with tenor up to 12 months and the use of financial derivatives pursuant to a defined hedging policy. We enter into a variety of foreign currency, interest rates and commodity forward contracts and options to manage our exposure to fluctuations in foreign exchange rates, interest rates and commodity price risks. These financial exposures are managed in accordance with our risk management policies and procedures. We use foreign currency forward and option contracts to hedge risks associated with foreign currency fluctuations relating to highly probable forecast transactions. We also enter into interest rate swaps and interest rate currency swap agreements, mainly to manage exposure on our fixed rate or variable rate debt. We further use interest rate derivatives or currency swaps to hedge exposure to exchange rate fluctuations on principal and interest payments for borrowings denominated in foreign currencies. Specific transactional risks include risks like liquidity and pricing risks, interest rate and exchange rate fluctuation risks, volatility risks, counterparty risks, settlement risks and gearing risks. However, the hedging transactions may not adequately protect us against these risks. In addition, if markets move adversely, we may incur financial losses on such hedging transactions, and the financial condition and results of operations may be adversely impacted.

Any inability to implement our growth strategy by entering new markets may adversely affect our results of operations.

Our growth strategy relies on the expansion of our operations in emerging markets such as the Association of Southeast Asian Nations (“ASEAN”) region, the South Asian Association for Regional Cooperation (“SAARC”) region, Latin American countries, north and west Africa, as well as other parts of the world that feature higher growth potential than many of the more mature automotive markets in developed countries. The costs associated with entering and establishing ourselves in new markets, and expanding such operations may, however, be higher than expected, and we may face significant competition in those regions. In addition, our international business faces a range of risks and challenges, including language barriers, cultural differences, difficulties in staffing and managing overseas operations, inherent difficulties and delays in contract enforcement and the collection of receivables under the legal systems of foreign countries, the risk of non-tariff barriers, regulatory and legal requirements affecting our ability to enter new markets through joint ventures with local entities, difficulties in obtaining regulatory approvals, environmental permits and other similar types of governmental consents, difficulties in negotiating effective contracts, obtaining the necessary facility sites or marketing outlets or securing essential local financing, liquidity, trade financing or cash management facilities, export and import restrictions, multiple tax regimes (including regulations relating to transfer pricing and withholding and other taxes on remittances and other payments from subsidiaries), foreign investment restrictions (including restrictions on incentives offered by foreign governments for investment in their jurisdictions), foreign exchange controls and restrictions on repatriation of funds, other restrictions on foreign trade or investment sanctions, and the burdens of complying with a wide variety of foreign laws and regulations. If we are unable to manage risks related to our expansion and growth in other parts of the world and therefore fail to establish a strong presence in those higher growth markets, our business, results of operations and financial condition could be adversely affected or our investments could be lost.

Potential changes to our business through acquisitions and divestments may have a material adverse effect on our future results and financial condition.

We regularly examine a range of corporate opportunities, including acquisitions and divestments, with a view to determining whether those opportunities will enhance our strategic position and financial performance. There can be no assurance that any acquisition or divestment would have the anticipated positive results, including results relating to the total cost of integration or separation, the time required to complete the integration or separation, the amount of long-term cost savings, the overall performance of the combined or remaining entity, or an improved price for the Company’s securities.

Additionally, there are risks relating to the completion of any particular transaction occurring, including counterparty and settlement risk, or the non-satisfaction of any completion conditions (for example, relevant regulatory or third party approvals). Our operating performance, risk profile and capital structure may be affected by these corporate opportunities and there is a risk that our credit ratings may be placed on credit watch or downgraded if these opportunities are pursued.

Integration or separation of an acquired or divested business can be complex and costly, sometimes including combining or separating relevant accounting and data processing systems, and management controls, as well as managing relevant relationships with employees, customers, regulators, counterparties, suppliers and other business partners. Integration or separation efforts could create inconsistencies in standards, controls, procedures and policies, as well as diverting management attention and resources. This may adversely affect our ability to conduct our business successfully and impact our operations or results. Additionally, there can be no assurance that employees, customers, counterparties, suppliers and other business partners of newly acquired or retained) businesses will remain post-acquisition or post-divestment, and the loss of employees, customers, counterparties, suppliers and other business partners may adversely affect our operations or results.

Exchange rate and interest rate fluctuations could materially and adversely affect our financial condition and results of operations.

Our operations are subject to risks arising from fluctuations in exchange rates with reference to countries in which we operate. We import capital equipment, raw materials and components from, manufacture vehicles in, and sell vehicles into, various countries, and therefore, our revenues and costs have significant exposure to the relative movements of the GBP, the U.S. dollar, the Euro, the Russian Ruble, the Chinese Renminbi, the Singapore dollar, the Japanese yen, the Australian dollar, the South African rand, the Thai baht, the Korean won and the Indian rupee. Brexit could also have a negative impact on the growth of the United Kingdom economy and increase volatility of the GBP. A significant proportion of our input materials and components and capital equipment are sourced overseas, in particular from Europe, and therefore we have costs in, and significant exposure to the movement of, the euro (specifically a strengthening of the Euro) and certain other currencies relative to the GBP (Jaguar Land Rover’s reporting currency), which may result in decreased profits to the extent these are not fully mitigated by non GBP sales. The majority of our product development and manufacturing operations, as well as our global headquarters, are based in the United Kingdom, but we also have national sales companies which operate in the major markets in which we sell vehicles. As a result, we have exposure to movements of the U.S. dollar, the Euro, Chinese Renminbi, the Russian Ruble and other currencies relative to the GBP and foreign exchange volatility may affect our results of operations, profitability and financial position.

As published by Bloomberg L.P., the exchange rate as of March 31, 2018 expressed in Indian rupees per GBP1.00, was Rs.91.60 compared to Rs.90.51 as of March 31, 2019 and Rs.87.57 as of June 30, 2019 and the rate expressed in US$ per GBP1.00, was US$1.40 as of March 31, 2018 compared to US$1.30 as of March 31, 2019 and US$1.27 as of June 30, 2019.

Moreover, we have outstanding foreign currency-denominated debt and are sensitive to fluctuations in foreign currency exchange rates. We have experienced and could in the future experience foreign exchange losses on obligations denominated in foreign currencies in respect of our borrowings and foreign currency assets and liabilities due to currency fluctuations.

We are exposed to changes in interest rates, as we have both interest-bearing assets (including cash balances) and interest-bearing liabilities, which bear interest at variable rates. Although we engage in managing our interest and foreign exchange exposure through use of financial hedging instruments, such as forward contracts, swap agreements and option contracts, higher interest rates and a weakening of the Indian rupee against major foreign currencies could significantly increase our cost of borrowing, which could have a material adverse effect on our financial condition, results of operations and liquidity. Please see note 38(d)(i) – (b) to our consolidated financial statements included elsewhere in this annual report on Form 20-F for further detail on our exposure to fluctuations in interest rates.

Appropriate hedging lines for the type of risk exposures we are subject to may not be available at a reasonable cost, particularly during volatile rate movements, or at all. Moreover, there are risks associated with the use of such hedging instruments. While hedging instruments may mitigate our exposure to fluctuations in currency exchange rates to a certain extent, we potentially forego benefits that might result from market fluctuations in currency exposures. These hedging transactions can also result in substantial losses. Such losses could occur under various circumstances, including, without limitation, any circumstances in which a counterparty does not perform its obligations under the applicable hedging arrangement (despite having International Swaps and Derivatives Association agreements in place with each of our hedging counterparties), there are currency fluctuations, the arrangement is imperfect or ineffective, or our internal hedging policies and procedures are not followed or do not work as planned. In addition, because our potential obligations under the financial hedging instruments are marked to market, we may experience quarterly and annual volatility in our operating results and cash flows attributable to our financial hedging activities.

A decline in retail customers’ purchasing power or consumer confidence or in corporate customers’ financial condition and willingness to invest could materially and adversely affect our business.

Demand for vehicles for personal use generally depends on consumers’ net purchasing power, their confidence in future economic developments and changes in fashion and trends, while demand for vehicles for commercial use by corporate customers (including fleet customers) primarily depends on the customers’ financial condition, their willingness to invest (motivated by expected future business prospects) and available financing. A decrease in potential customers’ disposable income or their financial flexibility or an increase in the cost of financing will generally have a negative impact on demand for our products. A weak macroeconomic environment, combined with restrictive lending and a low level of consumer sentiment generally, may reduce consumers’ net purchasing power and lead existing and potential customers to refrain from purchasing new vehicles, to defer a purchase further or to purchase a smaller model with less equipment at a lower price. A deteriorating macroeconomic environment may disproportionately reduce demand for luxury vehicles. It also could lead to reluctance by corporate customers to invest in vehicles for commercial use and/or to lease vehicles, resulting in a postponement of fleet renewal contracts.

To stimulate demand, the automotive industry has offered customers and dealers price reductions on vehicles and services, which has led to increased price pressures and sharpened competition within the industry. We are a provider of numerous high-volume models, so our profitability and cash flows are significantly affected by the risk of rising competitive and price pressures.

Special sales incentives and increased price pressures in the new car business also influence price levels in the used car market, with a negative effect on vehicle resale values. This may have a negative impact on the profitability of the used car business in our dealer organization.

We may be adversely affected by labor unrest.

All of our permanent employees in India, other than officers and managers, and most of our permanent employees in our automotive business in South Korea and the United Kingdom, including certain officers and managers, are members of labor unions and are covered by our wage agreements, where applicable, with those labor unions.

In January 2019, Jaguar Land Rover announced reduction of the size of its global workforce by around 4,500 people to deliver cost reductions and cash flow improvements, as well as long-term strategic operating efficiencies. In general, we consider our labor relations with all of our employees to be good. However, in the future we may be subject to labor unrest, which may delay or disrupt our operations in the affected regions, including impacting the acquisition of raw materials and parts, the manufacture, sales and distribution of products and the provision of services. If work stoppages or lock-outs at our facilities or at the facilities of our major vendors occur or continue for a long period of time, our business, financial condition and results of operations may be materially and adversely affected. During Fiscal 2018, we faced two standalone incidents of labor unrest in India, one at our Jamshedpur plant and the other at our Sanand plant. Although these particular issues were amicably resolved, there is no assurance that additional labor issues could not occur, or that any future labor issues will be amicably resolved.

In addition, we engage in bi-annual negotiations in relation to wage agreements, covering approximately 20,000 of our unionized employees, the most recent of which resulted in a two year wage agreement concluded in November 2016. The current wage agreement has expired in October 2018 and the same is still under negotiation. There is a risk, however, that future negotiations could escalate into industrial action ranging from “work to rule” to a strike before a settlement is ultimately reached.

We are exposed to operational risks, including cybersecurity risks, in connection with our use of information technology.

Operational risk is the risk of loss resulting from inadequate or failed internal processes, people and systems or from external events. This includes, among other things, losses that are caused by a lack of controls within internal procedures, violation of internal policies by employees, disruption or malfunction of information technology (“IT”) systems, computer networks and telecommunications systems, mechanical or equipment failures, human error, natural disasters, security breaches or malicious acts by third parties (including, for example, hackers), whether affecting our systems or affecting those of third party providers. We are generally exposed to risks in the field of information technology, since unauthorized access to or misuse of data processed on our IT systems, human errors associated therewith or technological failures of any kind could disrupt our operations, including the manufacturing, design and engineering processes. In particular, as vehicles become more technologically advanced and connected to the Internet, our vehicles may become more susceptible to unauthorized access to their systems. As a business with complex manufacturing, research, procurement, sales and marketing and financing operations, we are exposed to a variety of operational risks and, if the protection measures put in place prove insufficient (especially given the harsher sanctions imposed under the new General Data Protection Regulation (Regulation (EU) 2016/679) (the “GDPR”)), our results of operations and financial condition can be materially adversely affected. In addition, we would likely experience negative press and reputational impacts. Cybersecurity incidents could lead to loss of productivity, negative impact on our reputation, and, in extreme cases, financial loss due to business disruptions.

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

Our products are exported to a number of geographical markets, and we plan to further expand our international operations in the future. Consequently, we are subject to various risks associated with conducting our business both within and outside our domestic market and our operations in markets abroad may be subject to political instability, wars, terrorism, regional or multinational conflicts, natural disasters and extreme weather, fuel shortages, epidemics and labor strikes. Any disruption of the operations of our manufacturing, design, engineering, sales, corporate and other facilities could materially and adversely affect our business, financial condition and results of operations. For example, the current U.S. presidential administration could seek to introduce changes to laws and policies governing international trade and impose additional tariffs and duties on foreign vehicle imports, which could have a material adverse effect on our sales in the United States. In addition, conducting business internationally, especially in emerging markets, exposes us to additional risks, including adverse changes in economic and government policies, unpredictable shifts in regulation, inconsistent application of existing laws and regulations, unclear regulatory and taxation systems and divergent commercial and employment practices and procedures. If any of these events were to occur, there can be no assurance that we would be able to shift our manufacturing, design, engineering, sales, corporate and other operations to alternate sites in a timely manner, or at all. Any deterioration in international relations, especially between India and its neighboring countries, may result in investor concern regarding regional stability. Any significant or prolonged disruption or delay in our operations related to these risks could materially and adversely affect our business, financial condition and results of operations.

Terrorist attacks, civil disturbances, regional conflicts and other acts of violence, particularly in India, may disrupt or otherwise adversely affect the markets in which we operate, our business and our profitability. India has from time to time experienced social and civil unrest and hostilities and adverse social, economic or political events, including terrorist attacks and local civil disturbances, riots and armed conflict with neighboring countries. Events of this nature in the future could influence the Indian economy and could have a material adverse effect on our business, as well as the market for securities of Indian companies, including the Company’s Shares and ADSs. Such incidents could also create a greater perception that investment in Indian companies involves a higher degree of risk and could have a material adverse effect on our business, results of operations and financial condition, and also the market price of the Company’s Shares and ADSs.

We are vulnerable to supply chain disruptions resulting from natural disasters or accidents. For example, on August 12, 2015, there was an explosion in the city port of Tianjin, one of three major ports in China through which we import our vehicles. Approximately 5,800 of our vehicles were stored at various locations in Tianjin at the time of the explosion, and, as a result, we recognized an exceptional charge of GBP245 million in the three months ended September 30, 2015. Subsequently, GBP274 million of net insurance proceeds and other recoveries have been received as of March 31, 2018, including GBP35 million related to other costs associated with Tianjin including lost and discounted vehicle revenue. A significant delay or sustained interruption in the supply of key inputs sourced from areas affected by disasters or accidents could materially and adversely affect our ability to maintain our current and expected levels of production, and therefore negatively affect our revenues and increase our operating expenses.

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

In the Indian market, demand for our vehicles generally peaks between January and March, although there is a decrease in demand in February just before release of the Indian fiscal budget. Demand is usually lean from April to July and picks up again in the festival season from September onwards, with a decline in December as customers defer purchases to the new year.

Our Jaguar Land Rover business is impacted by the biannual registration of vehicles in the United Kingdom where the vehicle registration number changes every March and September, which leads to an increase in sales during these months, and, in turn, impacts the resale value of vehicles. This leads to an increase in sales during the period when the aforementioned change occurs. Most other markets, such as the United States, are influenced by the introduction of new-model-year products, which typically occurs in the autumn of each year. Furthermore, in the United States, there is some seasonality in the purchasing pattern of vehicles in the northern states for Jaguar when there is a concentration of vehicle sales in the spring and summer months and for Land Rover, where the trend for purchasing 4x4 vehicles is concentrated in the autumn and winter months. Markets in China tend to experience higher demand for vehicles around the Lunar New Year holiday in either January or February, the Chinese National Day and the Golden Week holiday in October. In addition, demand in Western European automotive markets tends to be softer during the summer and winter holidays. Jaguar Land Rover’s cash flows are impacted by the temporary shutdown of four of their manufacturing plants in the United Kingdom (including the EMC at Wolverhampton) during the summer and winter holidays.

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

We provide post-retirement and pension benefits to our employees, including defined benefit plans. Our pension liabilities are generally funded. However, lower returns on pension fund assets, changes in market conditions, interest rates or inflation rates, and adverse changes in other critical actuarial assumptions, may impact our pension liabilities or assets and consequently increase funding requirements. Further, any changes in government/regulations, may adversely impact the pension benefits payable to the employees, which could materially decrease our net income and cash flows.

Jaguar Land Rover provides post-retirement and pension benefits to its employees, some of which are defined benefit plans. As part of Jaguar Land Rover’s strategic business review process, it closed the Jaguar Land Rover defined benefit pension plan to new joiners as of April 19, 2010. All new Jaguar Land Rover employees from April 19, 2010 join a new defined contribution pension plan. Under the arrangements with the trustees of the defined benefit pension schemes, an actuarial valuation of the assets and liabilities of the schemes is undertaken every three years. The most recent valuation, as of April 2018, indicated a shortfall in the assets of the schemes as of that date, versus the actuarially determined liabilities as of that date of GBP554 million (compared to GBP789 million as of April 2015). The 2018 valuation was completed in December 2018. Following the 2018 actuarial valuation the company contributions for benefits accruing in the defined benefit plan reduces to approximately 22% (previously approximately 31%) reflecting the benefit restructure implemented as of April 5, 2017. As of March 31, 2019, Jaguar Land Rover’s UK defined benefit pension accounted deficit had increased to GBP667 million, as compared to GBP438 million as of March 31, 2018. This increase was primarily due to reductions in bond yields as well as increased inflation expectations. The increase also reflects the cost of guaranteed maximum price equalization and pension benefits for employees leaving under the Fiscal 2019 restructuring programs (together equal to GBP42 million).

Lower return on pension fund assets, changes in market conditions, changes in interest rates, changes in inflation rates and adverse changes in other critical actuarial assumptions, may impact our pension liabilities or assets and consequently increase funding requirements, which will adversely affect our financial condition and results of operations. The accounted deficit is assessed and reported on a quarterly basis and is driven by a number of factors including asset movements, discount rate movements (reflecting UK high quality corporate debt yields), mortality rates, inflation, as well as one-off events such as redundancy programs. As a result, the level of the pension deficit may vary substantially between periods.

We may be materially and adversely affected by the divulgence of confidential information.

Although we have implemented policies and procedures to protect confidential information, such as key contractual provisions, future projects, financial information and customer records, such information may be divulged as a result of internal leaks, hacking, other threats from cyberspace or other factors. If confidential information is divulged, we could be subject to claims by affected parties, regulatory penalties, negative publicity and loss of proprietary information, all of which could have an adverse and material impact on our reputation, business, financial condition, results of operations and cash flows.

Our business could be negatively affected by the actions of activist shareholders.

Certain shareholders of the Company may from time to time advance shareholder proposals or otherwise attempt to effect changes at the Company, influence elections of the directors of the Company (“Directors”) or acquire control over our business. Our success largely depends on the ability of our current management team to operate and manage effectively. Campaigns by shareholders to effect changes at publicly listed companies are sometimes led by investors seeking to increase short-term shareholder value by advocating corporate actions such as financial restructuring, increased borrowing, special dividends, stock repurchases or even sales of assets or the entire company, or by voting against proposals put forward by the board of directors of the Company (the “Board”) and our management. If faced with actions by activist shareholders, we may not be able to respond effectively to such actions, which could be disruptive to our business.

We rely on licensing arrangements with Tata Sons Private Limited to use the “Tata” brand. Any improper use of the associated trademarks by our licensor or any other third parties could materially and adversely affect our business, financial condition and results of operations.

Our rights to our trade names and trademarks are a crucial factor in marketing our products. Establishment of the “TATA” word mark and logo mark in and outside India is material to our operations. We have licensed the use of the “TATA” brand from our Promoter, Tata Sons Private Limited (“Tata Sons”). If Tata Sons, or any of its subsidiaries or affiliated entities, or any third party uses the trade name “TATA” in ways that adversely affect such trade name or trademark, our reputation could suffer damage, which, in turn, could have a material adverse effect on our business, financial condition and results of operations.

We are subject to risks associated with the automobile financing business.

The sale of our Commercial Vehicles and Passenger Vehicles is heavily dependent on funding availability for our customers. Rising delinquencies and early defaults have contributed to a reduction in automobile financing, which, in turn, has had an adverse effect on funding availability for potential customers. This reduction in available financing may continue in the future and have a material adverse effect on our business, financial condition and results of operations.

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

We own or otherwise have rights in respect of a number of patents and trademarks relating to the products we manufacture, which have been obtained over a period of years. In connection with the design and engineering of new vehicles and the enhancement of existing models, we seek to regularly develop new technical designs for use in our vehicles. We also use technical designs that are the intellectual property of third parties with such third parties’ consent. These patents and trademarks have been of value in the growth of our business and may continue to be of value in the future. Although we do not regard any of our businesses as being dependent upon any single patent or related group of patents, an inability to protect this intellectual property generally, or the illegal breach of some or a large group of our intellectual property rights, may have a materially adverse effect on our operations, business and/or financial condition. We may also be affected by restrictions on the use of intellectual property rights held by third parties, and we may be held legally liable for the infringement of the intellectual property rights of others in our products. Moreover, intellectual property laws of some foreign countries may not protect our intellectual property rights to the same extent as U.S. or UK laws.

We may incur significant costs to comply with, or face civil and criminal liability for infringements of, the European General Data Protection Regulation.

In April 2016, the European Union enacted the GDPR. The GDPR is a uniform framework setting out the principles for legitimate data processing and came into force on May 25, 2018. The introduction of the GDPR strengthens individuals’ rights and imposes stricter requirements on companies processing personal data. The new regime may impose a substantially higher compliance burden on us and limit our rights to process personal data, lead to cost intensive administration processes, oblige us to provide the personal data that we record to customers in a form that would require additional administrative processes or require substantial changes in our IT environment. Additionally, there are much greater sanctions in case of violations of the GDPR requirements compared to the previous regime. These sanctions depend on the nature of the infringed provision and may consist of civil liabilities and criminal sanctions. For example, criminal sanctions for compliance failures have increased in the United Kingdom to up to €20,000,000 or 4% of annual worldwide turnover (whichever is higher). Our failure to implement and comply with the GDPR could significantly affect our reputation and relationships with our customers and suppliers, and civil and criminal liabilities for the infringement of data protection rules could have a significant negative effect on our financial position.

Some of our vehicles will make use of lithium-ion battery cells, which have been observed in some non-automotive applications to catch fire or vent smoke and flames, and such events have raised concerns, and future events may lead to additional concerns, about the safety of the batteries used in automotive applications.

The battery packs that we use, and will use, in our electric vehicles make use of lithium-ion cells (such as the battery packs we currently use in the all new Jaguar I-PACE). On rare occasions, lithium-ion cells can rapidly release the energy they contain by venting smoke and flames in a manner that can ignite nearby materials as well as other lithium-ion cells.

While we have designed the battery pack to passively contain any single cell’s release of energy without spreading to neighboring cells, there can be no assurance that a field or testing failure of our vehicles will not occur, which could subject us to lawsuits, product recalls, or redesign efforts, all of which would be time consuming and expensive. Negative public perceptions regarding the suitability of lithium-ion cells for automotive applications, or any future incident involving lithium-ion cells such as a vehicle fire, even if such incident does not involve our vehicles, could seriously harm our business.

In addition, we store a significant number of lithium ion cells at various warehouses and at some of our manufacturing facilities. Any mishandling of or accidents involving battery cells may cause disruption to the operation of our facilities. While we have implemented safety procedures related to the handling of the cells, there can be no assurance that a safety issue or fire related to the cells would not disrupt our operations. Such damage or injury could lead to adverse publicity and potentially a safety recall. Moreover, any failure of a competitor’s electric vehicle may cause indirect adverse publicity for us and our products. Such adverse publicity could harm our business, prospects, financial condition and operating results.

Any failures or weaknesses in our internal controls could materially and adversely affect our financial condition and results of operations.

As discussed in Item 15. “Controls and Procedures,” upon an evaluation of the effectiveness of the design and operation of our internal controls, we concluded that there was a material weakness such that our internal controls over financial reporting were not effective as of March 31, 2019. Although we have instituted remedial measures to address the material weakness identified and continually review and evaluate our internal control systems to allow management to report on the sufficiency of our internal controls, we cannot assure you that we will not discover additional weaknesses in our internal controls over financial reporting. Further, management continually improves, simplifies and rationalizes the Company’s internal control framework where possible within the constraints of existing IT systems. However, any additional weaknesses or failure to adequately remediate the existing weakness could materially and adversely affect our financial condition or results of operations.

Our insurance coverage may not be adequate to protect us against all potential losses to which we may be subject, which may have a material adverse effect on our business, financial condition and results of operations.

While we believe that the insurance coverage we maintain is reasonably adequate to cover all normal risks associated with the operation of our business. There can be no assurance that any claim under our insurance policies will be honored fully or timely, our insurance coverage will be sufficient in any respect or our insurance premiums will not change substantially. Accordingly, to the extent that we suffer loss or damage that is not covered by insurance or that exceeds our insurance coverage, or are required to pay higher insurance premiums, our business, financial condition and results of operations could be materially and adversely affected.

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

New or changing laws, regulations and government policies regarding increased fuel economy, reduced greenhouse gas and other emissions, vehicle safety and taxes, tariffs or fiscal policies may have a significant impact on our business.

As an automobile company, we are subject to extensive governmental regulations regarding vehicle emission levels, noise, safety and levels of pollutants generated by our production facilities. In particular, the United States, Europe and China have stringent regulations relating to vehicle greenhouse gas and noxious emissions. Any tightening of vehicle emissions regulations will require significant costs for compliance. While we are pursuing various technologies in order to meet the required standards in the various countries in which we sell our vehicles, these regulations are likely to become more stringent and the resulting higher compliance costs may be significant to our operations and may adversely impact our business, financial condition and results of operations. They may also limit the type of vehicles we sell and where we sell them, which could affect our Revenues.

Recently, several jurisdictions, such as Norway, Germany, the United Kingdom, France, the Netherlands and China have announced the intention to eliminate the sale of conventionally fueled vehicles in their markets in the coming decades. Diesel technologies have also become the focus of legislators in the United States and European Union as a result of emission levels. This has led to various carmakers to announce programs to retrofit diesel vehicles with software that will allow them to reduce emissions. To maintain our competitiveness and compliance with applicable laws and regulations, we may be required to undertake increased research and development spending as well as other capital expenses.

There is a risk that these research and development activities may not achieve their planned objectives or our competitors will develop better solutions and will be able to manufacture the resulting products more rapidly. This could result in loss of market share for us.

There is also a risk that investments in research and development of new technologies, including autonomous, connected and electrification technologies, and solutions to address future travel and transport challenges, may fail to generate sufficient returns because the technology developed or the products derived therefrom are unsuccessful in the market and/or because our competitors have developed better and/or less expensive products.

Additionally, in order to comply with current and future safety and environmental standards, we may have to incur additional capital expenditures and research and development expenditures to (i) operate, maintain and upgrade our production facilities, (ii) install new emissions controls or reduction technologies, (iii) purchase or otherwise obtain allowances to emit greenhouse gases, (iv) administer and manage our greenhouse gas emissions program, and (v) invest in research and development to upgrade products and manufacturing facilities. If we are unable to develop commercially viable technologies or otherwise unable to attain compliance within the time frames set by the new standards, we could face significant civil penalties or be forced to restrict product offerings significantly. For example, in the United States, manufacturers are subject to substantial civil penalties if they fail to meet federal CAFE standards. Please see Item 4.B “Information on the Company—Business Overview—Governmental Regulations—Environmental, fiscal and other governmental regulations around the world—Greenhouse gas/CO2/fuel economy legislation” for additional detail on these standards. These penalties are calculated at US$5.50 for each tenth of a mile below the required fuel-efficiency level for each vehicle sold in a model year in the U.S. market. Since 2010, Jaguar Land Rover has paid total penalties of US$46 million for its failure to meet CAFE standards. Moreover, safety and environmental standards may at times impose conflicting imperatives, which pose engineering challenges and would, among other things, increase our costs. While we are pursuing the development and implementation of various technologies in order to meet the required standards in the various countries in which we sell our vehicles, the costs for compliance with these required standards could be significant to our operations and may materially and adversely affect our business, financial condition and results of operations.

The Motor Vehicles (Amendment) Bill, 2019 (the “2019 Motor Vehicle Bill Amendment”) was passed in the Lok Sabha on July 23, 2019, but it is yet to be discussed and passed in the Rajya Sabha. The 2019 Motor Vehicle Bill Amendment addresses vehicle recalls, road safety, traffic management and accident insurance, among other matters. In its current form, the 2019 Motor Vehicle Bill Amendment imposes civil and criminal liability on manufacturers selling vehicles in contravention of the standards specified in the 2019 Motor Vehicle Bill Amendment, or required by the government to recall their vehicles. The 2019 Motor Vehicle Bill Amendment also proposes the creation of the National Road Safety Board to provide advice to the central and state governments on all aspects of road safety and traffic management.

Commencing July 1, 2017, the Indian tax regime underwent a systemic change. The Government of India, in conjunction with the state governments, implemented a comprehensive national goods and services tax (“GST”) regime to subsume a large number of central government and state government taxes into one unified tax structure. It is a dual GST with central government and state government simultaneously levying it on the common base. The tax is called Central GST, if levied by the central government; State/Union Territory GST, in instances where the state or union territory levy the tax; and Integrated GST, in instances where the GST is levied on the inter-state supply of goods and services. While both the central and state governments have publicly announced that all committed incentives will be protected following the implementation of the GST, given the limited availability of information or alignment of industrial policy of various state government to cover GST or to protect the quantum of incentive available to industries in pre-GST regime, we are unable to provide any assurance as to this or any other aspect of the tax regime, or guarantee that the implementation of GST will not materially or adversely affect our business or financial condition.

Imposition of any additional taxes and levies designed to limit the use of automobiles and changes in corporate and other taxation policies, as well as changes in export and other incentives given by various governments or import or tariff policies, could adversely affect the demand for our vehicles and our results of operations. For instance, the United Kingdom’s exit from the European Union would result in material changes to the United Kingdom’s tax, tariff and fiscal policies. In addition, the current U.S. presidential administration has called for changes to laws and policies governing international trade to further restrict free trade, including imposing tariffs on certain goods imported into the United States (e.g. a tariff was imposed on European aluminum and steel imports in June 2018). The administration has also specifically warned of its intention to impose a 20% tariff on European made vehicles imported into the United States, a levy that, if imposed, would increase the cost of our vehicles in the United States (as we have no manufacturing operations in the United States), which is likely to have a material adverse effect on our sales in the United States and our results of operations. Furthermore, in recent years, Brazil has increased import duty on foreign vehicles, which has put pressure on sales margins in Brazil and has prompted us to enter into discussions with the Brazilian government to exempt a certain number of imported vehicles from the increased tariff.

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

Authorities may engage in additional reviews, inquiries and audits that disrupt our operations or challenge our conclusions regarding tax matters. Any resulting tax assessment may be accompanied by a penalty or additional fee for failing to make the initial payment. Our tax rates may be affected by earnings estimation errors, losses in jurisdictions that do not grant a related tax benefit, changes in currency rates, acquisitions, investments, or changes in laws, regulations or practices. Additionally, government fiscal pressures may increase the likelihood of adverse or aggressive interpretations of tax laws or regulations or the imposition of arbitrary or onerous taxes, interest charges and penalties. Tax assessments may be initiated even where we consider our practices to be in compliance with tax laws and regulations. Should we challenge such taxes or believe them to be without merit, we may nonetheless be required to pay them. These amounts may be materially different from our expected tax assessments and could additionally result in expropriation of assets, attachment of additional securities, liens, imposition of royalties or new taxes and requirements for local ownership or beneficiation.

Regulations in the areas of investments, taxes and levies may also have an impact on Indian securities, including the Company’s Shares and ADSs. For more information, see Item 4.B “Information on the Company—Business Overview—Governmental Regulations” of this annual report on Form 20-F.

On March 29, 2017, the Supreme Court of India prohibited the sale and registration of Bharat Stage III vehicles from April 1, 2017. Bharat Stage emission standards are emission standards instituted by the Government of India to regulate the output of air pollutants from internal combustion engines and Spark-ignition engines equipment, including motor vehicles. These regulations are similar to European emission standards, and seeks to curb emission levels from motor vehicles. Bharat Stage III is similar to European standards (Euro III) which were in place between 2000 and 2005 in most western nations. The Supreme Court of India’s judgment overturned a government regulation, and was unexpected. The Petroleum Ministry of India in consultation with Public Oil Marketing Companies brought forward the date of Bharat Stage VI grade auto fuels in National Capital Territory of Delhi with effect from April 1, 2018 instead of April 1, 2020. The shortage of Bharat Stage VI fuel across India in the future could impact our business, results of operations and financial condition. We could be impacted by the change of emission standards in India from Bharat Stage IV to Bharat Stage VI, effective April 1, 2020, as Bharat Stage IV vehicles will not be allowed to be registered after that date, which could lead to an increase in our inventory of Bharat Stage IV vehicles if the inventory management is not well-managed during the transition period. The change in emission standards may also increase the cost of Bharat Stage VI vehicles.

Any future potential or real unexpected change in law could have could have a material adverse effect on our business prospects, results of operations and financial condition.

We may be affected by competition law in India and any adverse application or interpretation of the Competition Act could adversely affect our business.

The Indian Competition Act, 2002 (the “Competition Act”) oversees practices having an appreciable adverse effect on competition (“AAEC”) in a given relevant market in India. Under the Competition Act, any formal or informal arrangement, understanding or action in concert, which causes or is likely to cause an AAEC, is considered void and results in imposition of substantial penalties. Consequently, all agreements entered into by us could be within the purview of the Competition Act. Furthermore, any agreement among competitors which directly or indirectly involves determination of purchase or sale prices, limits or controls production, sharing the market by way of geographical area or number of subscribers in the relevant market or which directly or indirectly results in bid-rigging or collusive bidding is presumed to have an AAEC in the relevant market in India and is considered void. The Competition Act also prohibits abuse of a dominant position by any enterprise. We cannot predict with certainty the impact of the provisions of the Competition Act on our agreements at this stage.

On March 4, 2011, the Government of India issued and brought into force the combination regulation (merger control) provisions under the Competition Act with effect from June 1, 2011. These provisions require acquisitions of shares, voting rights, assets or control or mergers or amalgamations that cross the prescribed asset- and turnover-based thresholds to be mandatorily notified to and pre-approved by the Competition Commission of India (the “CCI”). Additionally, on May 11, 2011, the CCI issued the Competition Commission of India (Procedure for Transaction of Business Relating to Combinations) Regulations, 2011 (as amended), which sets out the mechanism for the implementation of the merger control regime in India.

Furthermore, the CCI has extraterritorial powers and can investigate any agreements, abusive conduct or combination occurring outside India if such agreement, conduct or combination has an AAEC in India. The CCI has initiated an inquiry against us and other car manufacturers, collectively referred to hereinafter as original equipment manufacturers (the “OEMs”), pursuant to an allegation that genuine spare parts of automobiles manufactured by the OEMs were not made freely available in the open market in India and, accordingly, anti-competitive practices were carried out by the OEMs.

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

We are subject to a complex and continuously changing regime of laws, rules, regulations and standards relating to accounting, corporate governance and public disclosure, including the Sarbanes-Oxley Act of 2002 and U.S. Securities and Exchange Commission (the “SEC”) regulations, Securities and Exchange Board of India (the “SEBI”) regulations, New York Stock Exchange (the “NYSE”) listing rules, and the Companies Act, as well as Indian stock market listing regulations. New or changed laws, rules, regulations and standards may lack specificity and are subject to varying interpretations. Under applicable Indian laws, for example, remuneration packages may, in certain circumstances, require shareholders’ approval. New guidance and revisions may be provided by regulatory and governing bodies, which could result in continuing uncertainty and higher costs of compliance. We are committed to maintaining high standards of corporate governance and public disclosure. However, our efforts to comply with evolving regulations have resulted in, and are likely to continue to result in, increased general and administrative expenses and a diversion of management resources and time.

The Companies Act has effected significant changes to the existing Indian company law framework, such as in the provisions related to the issue of capital, disclosures in offering documents, corporate governance, accounting policies and audit matters, related party transactions, class action suits against companies by shareholders or depositors, prohibitions on loans to directors and insider trading, including restrictions on derivative transactions concerning a company’s securities by directors and key managerial personnel. The Companies Act may subject us to higher compliance requirements, increase our compliance costs and divert management’s attention. We are also required to spend, in each financial year, at least 2% of our average net profits during the three immediately preceding financial years, calculated for Tata Motors Limited on a standalone basis under Ind AS, toward corporate social responsibility activities. Furthermore, the Companies Act imposes greater monetary and other liability on the Company and its Directors for any non-compliance. Due to limited relevant jurisprudence, in the event that our interpretation of the Companies Act differs from, or contradicts with, any judicial pronouncements or clarifications issued by the Government of India in the future, we may face regulatory actions or be required to undertake remedial steps. In addition, some of the provisions of the Companies Act overlap with other existing laws and regulations (such as corporate governance provisions and insider trading regulations issued by SEBI). SEBI promulgated the SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015 (the “Listing Regulations”) which are applicable to all Indian companies with listed securities or companies intending to list its securities on an Indian stock exchange, and the Listing Regulations became effective on December 1, 2015. Pursuant to the Listing Regulations, the Company is required to establish and maintain a vigilance mechanism for Directors and employees to report their concerns about unethical behavior, actual or suspected fraud or violation of the Company’s code of conduct (the “Tata Code of Conduct”) or ethics policy under our whistleblower policy (the “Whistleblower Policy”), to implement increased disclosure requirements for price sensitive information, to conduct detailed director familiarization programs and comprehensive disclosures thereof, in accordance with the Listing Regulations. The Company may face difficulties in complying with any such overlapping requirements. Furthermore, the Company cannot currently determine the impact of certain provisions of the Companies Act and the revised SEBI corporate governance standards. Any increase in the Company’s compliance requirements or in the Company’s compliance costs may have a material and adverse effect on the Company’s business, financial condition and results of operations.

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

Indian companies, which are owned or controlled by non-resident persons, are subject to investment restrictions specified in the Consolidated Foreign Direct Investment Policy (“Consolidated FDI Policy”). Under the Consolidated FDI Policy issued in 2017, an Indian company is considered to be “owned” by non-resident persons if more than 50% of its equity interest is beneficially owned by non-resident persons. The non-resident equity shareholding in the Company may, in the near future, exceed 50%, thereby resulting in the Company being considered as being “owned” by non-resident entities under the Consolidated FDI Policy. In such an event, any investment by the Company in existing subsidiaries, associates or joint ventures and new subsidiaries, associates or joint ventures will be considered as indirect foreign investment and shall be subject to various requirements specified under the Consolidated FDI Policy, including sectoral limits, approval requirements and pricing guidelines, as may be applicable.

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

We require certain statutory and regulatory permits, licenses and approvals to carry out our business operations and applications for their renewal need to be made within certain time frames. For some of the approvals that may have expired, we have either made, or are in the process of making, an application for obtaining the approval or its renewal. While we have applied for renewal for such approvals, registrations and permits, we cannot assure you that we will receive them in a timely manner, or at all. We can make no assurances that the approvals, licenses, registrations and permits issued to us would not be suspended or revoked in the event of non-compliance or alleged non-compliance with any terms or conditions thereof, or pursuant to any regulatory action. Furthermore, if we are unable to renew or obtain necessary permits, licenses and approvals on acceptable terms in a timely manner, or at all, our business, financial condition and results of operations could be materially and adversely affected.

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

The Government of India has traditionally exercised and continues to exercise influence over many aspects of the economy. Our business and the market price and liquidity of the Company’s Shares and ADSs may be affected by interest rates, changes in policy, taxation, social and civil unrest and other political, economic or other developments in or affecting India.

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

Any adverse revisions to India’s credit ratings for domestic and international debt by domestic or international rating agencies could adversely impact our ability to raise additional financing, as well as the interest rates and other commercial terms at which such additional financing is available. This could have a material adverse effect on our financial results, business prospects, ability to obtain financing for capital expenditures and the price of the Company’s Shares and ADSs.

We may be materially and adversely affected by Reserve Bank of India policies and actions.

The Indian stock exchanges are vulnerable to fluctuations based on changes in monetary policy formulated by the Reserve Bank of India (the “RBI”). We can make no assurances about future market reactions to RBI announcements and their impact on the price of the Company’s Shares and ADSs. Furthermore, our business could be significantly impacted were the RBI to make major alterations to monetary or fiscal policy. Certain changes, including the raising of interest rates, could negatively affect our sales and consequently our Revenue, any of which could have a material adverse effect on our financial condition and results of operations.

Rights of shareholders under Indian law may be more limited than under the laws of other jurisdictions.

The memorandum and articles of association of the Company (the “Articles of Association”) and Indian law govern the Company’s corporate affairs. Legal principles relating to these matters and the validity of corporate procedures, directors’ fiduciary duties and liabilities, and shareholders’ rights may differ from those that would apply to a company incorporated in another jurisdiction. Shareholders’ rights under Indian law may not be as extensive as shareholders’ rights under the laws of other countries or jurisdictions, including the United States. You may also have more difficulty in asserting your rights as a shareholder of the Company than you would as a shareholder of a corporation organized in another jurisdiction.

The market value of your investment may fluctuate due to the volatility of the Indian securities market.

Stock exchanges in India, including BSE Limited (the “BSE”) have, in the past, experienced substantial fluctuations in the prices of their listed securities. Such fluctuations, if they continue or recur, could affect the market price and liquidity of the securities of Indian companies, including the Company’s Shares and ADSs. These problems have included temporary exchange closures, broker defaults, settlement delays and strikes by brokers. Volatility in other stock exchanges, including, but not limited to, those in the United Kingdom and China, may affect the prices of securities in India, including the Company’s Shares, which may in turn affect the price of the Company’s ADSs. In addition, the governing bodies of the stock exchanges in India have from time to time imposed restrictions on trading in certain securities, limitations on price movements and margin requirements. Furthermore, from time to time, disputes have occurred between listed companies and stock exchanges and other regulatory bodies, which in some cases may have had a negative effect on market sentiment.

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

The Company is a public limited company incorporated in India. The majority of the Company’s Directors and executive officers are residents of India and substantially all of the assets of those persons and a substantial portion of the Company’s assets are located in India. As a result, it may not be possible for you to effect service of process within the United States upon those persons or the Company. In addition, you may be unable to enforce judgments obtained in courts of the United States against those persons outside the jurisdiction of their residence, including judgments predicated solely upon U.S. federal securities laws. Moreover, it is unlikely that a court in India would award damages on the same basis as a foreign court if an action were brought in India or that an Indian court would enforce foreign judgments if it viewed the amount of damages as excessive or inconsistent with public policy.

Section 44A of the Indian Code of Civil Procedure, 1908, as amended (the “Civil Code”) provides that where a foreign judgment has been rendered by a superior court (within the meaning of the section) in any country or territory outside of India which the Government of India has by notification declared to be a reciprocating territory, such foreign judgment may be enforced in India by proceedings in execution as if the judgment had been rendered by an appropriate court in India. However, the enforceability of such judgments is subject to the exceptions set forth in Section 13 of the Civil Code.

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

A party seeking to enforce a foreign judgment in India is required to obtain prior approval from the RBI, under the Foreign Exchange Management Act, 1999 (“FEMA”) to repatriate any amount recovered pursuant to such enforcement. Any judgment in a foreign currency would be converted into Indian rupees on the date of judgment and not on the date of payment.

Risks Associated with the Company’s Shares and ADSs

Fluctuations in the exchange rate between the Indian rupee and the U.S. dollar may have a material adverse effect on the market value of the Company’s ADSs and Shares, independent of our operating results.

The exchange rate between the Indian rupee and the U.S. dollar has changed materially in the last two decades and may materially fluctuate in the future. Fluctuations in the exchange rate between the Indian rupee and the U.S. dollar will affect, among others things, the U.S. dollar equivalents of the price of the Company’s Shares in Indian rupees as quoted on stock exchanges in India and, as a result, may affect the market price of the ADSs. Such fluctuations will also affect the U.S. dollar equivalent of any cash dividends in Indian rupees received on the Shares represented by the ADSs and the U.S. dollar equivalent of the proceeds in Indian rupee of a sale of Shares in India.

Holders of ADSs have fewer rights than shareholders and must act through the depository to exercise those rights.

Although ADS holders have a right to receive any dividends declared in respect of the Shares underlying the ADSs, they cannot exercise voting or other direct rights as a shareholder with respect to the Shares underlying the ADSs. Citibank, N.A. as depository (the “depository”) is the registered shareholder of the deposited Shares underlying the Company’s ADSs, and only the depository may exercise the rights of shareholders in connection with the deposited Shares. The depository will notify ADS holders of upcoming votes and arrange to deliver our voting materials to ADS holders only if requested by the Company. The depository will try, insofar as practicable, subject to Indian laws and the provisions of the Articles of Association, to vote or have its agents vote the deposited securities as instructed by the ADS holders. If the depository receives voting instructions in time from an ADS holder which fails to specify the manner in which the depository is to vote the Shares underlying such ADS holder’s ADSs, such ADS holder will be deemed to have instructed the depository to vote in favor of the items set forth in such voting instructions. If the depository has not received timely instructions from an ADS holder, such ADS holder shall be deemed to have instructed the depository to give a discretionary proxy to a person designated by us, subject to the conditions set forth in the deposit agreement. If requested by the Company, the depository is required to represent all Shares underlying ADSs, regardless of whether timely instructions have been received from such ADS holders, for the sole purpose of establishing a quorum at a meeting of shareholders. In addition, in your capacity as an ADS holder, you will not be able to examine the Company’s accounting books and records, or exercise appraisal rights. Registered holders of the Company’s Shares withdrawn from the depository arrangements will be entitled to vote and exercise other direct shareholder rights in accordance with Indian law. However, a holder may not know about a meeting sufficiently in advance to withdraw the underlying Shares in time. Furthermore, an ADS holder may not receive voting materials, if the Company does not instruct the depository to distribute such materials, or may not receive such voting materials in time to instruct the depository to vote.

For further details on the terms and conditions of the Company’s ADSs and the rights and obligations of the Company’s ADS holders, please see the amended and restated deposit agreement, dated as of September 27, 2004 among the Company, Citibank, N.A., as depository, and all holders and beneficial owners of ADSs issued thereunder, as amended and supplemented by Amendment No. 1, dated as of December 16, 2009, hereinafter referred to as the “deposit agreement,” which is incorporated by reference into this annual report on Form 20-F.

Moreover, pursuant to Indian regulations, the Company is required to offer its shareholders preemptive rights to subscribe for a proportionate number of Shares to maintain their existing ownership percentages prior to the issue of new Shares. These rights may be waived by a resolution passed by at least 75% of the shareholders of the Company present and voting at a general meeting. ADS holders may be unable to exercise preemptive rights for subscribing to these new Shares unless a registration statement under the Securities Act is effective or an exemption from the registration requirements is available to us. The Company’s decision to file a registration statement would be based on the costs, timing, potential liabilities and the perceived benefits associated with any such registration statement and the Company does not commit that it would file such a registration statement. If any issue of securities is made to the shareholders of the Company in the future, such securities may also be issued to the depository, which may sell such securities in the Indian securities market for the benefit of the holders of ADSs. There can be no assurance as to the value, if any, the depository would receive upon the sale of such rights or securities. To the extent that ADS holders are unable to exercise preemptive rights, their proportionate ownership interest in our company would be reduced.

The Government of India’s regulation of foreign ownership could materially reduce the price of the ADSs.

Foreign ownership of Indian securities is regulated and is partially restricted. In addition, there are restrictions on the deposit of Shares into the Company’s ADS facilities. ADSs issued by companies in certain emerging markets, including India, may trade at a discount to the market price of the underlying Shares, in part because of the restrictions on foreign ownership of the underlying Shares and in part because ADSs are sometimes perceived to offer less liquidity than underlying Shares that can be traded freely in local markets by both local and international investors. See Item 10.D “Additional Information—Exchange Controls.”

There are restrictions on daily movements in the price of the Shares, which may constrain a shareholder’s ability to sell, or the price at which a shareholder can sell, Shares at a particular point in time.

The Shares are subject to a daily circuit breaker imposed by stock exchanges in India on publicly listed companies, including the Company, which does not allow transactions causing volatility in the price of the Shares above a certain threshold. This circuit breaker operates independently from the index-based market-wide circuit breakers generally imposed by SEBI on Indian stock exchanges. The percentage limit on the Company’s circuit breaker is set by the stock exchanges in India based on the historical volatility in the price and trading volume of the Company’s Shares. The stock exchanges in India are not required to inform the Company of the percentage limit of the circuit breaker from time to time, and may change it without the Company’s knowledge. This circuit breaker effectively acts to limit the upward and downward movements in the price of the Company’s Shares. As a result of this circuit breaker, the Company cannot make any assurance regarding the ability of the shareholders of the Company to sell their Shares or the price at which such shareholders may be able to sell their Shares.

With effect from April 1, 2018, any gain realized on the sale of the Shares will be subject to capital gains tax in India. See Item 10.E “Additional Information—Taxation—Taxation of Capital Gains and Losses—Indian Taxation—Capital Gains” of this annual report on Form 20-F for further information on the application of capital gains tax in India to the shareholders of the Company and ADS holders of the Company.

Item 4.	Information on the Company

A. History and Development of the Company

The Company was incorporated on September 1, 1945 as a public limited company under the Indian Companies Act VII of 1913 as Tata Locomotive and Engineering Company Limited, and it received a certificate of commencement of business on November 20, 1945. The Company’s name was changed to Tata Engineering and Locomotive Company Limited on September 24, 1960, and to Tata Motors Limited on July 29, 2003. Tata Motors Limited is incorporated and domiciled in India. We commenced operations as a steam locomotive manufacturer, but this business was discontinued in 1971. Since 1954, we have been manufacturing automotive vehicles. The automotive vehicle business commenced with the manufacture of Commercial Vehicles under financial and technical collaboration with Daimler-Benz AG (now Daimler AG) of Germany. This agreement ended in 1969. We produced only Commercial Vehicles until 1991, when we started producing Passenger Vehicles as well. Together with its consolidated subsidiaries, the Company forms the Tata Motors Group.

In March 2004, we acquired Daewoo Commercial Vehicle Co. Ltd., (now known as Tata Daewoo Commercial Vehicle Co. Ltd. (“TDCV”)) at Gunsan in South Korea. TDCV is engaged in the business of manufacturing heavy vehicles such as cargo, trucks, dump trucks, tractor trailers and special purpose vehicle mixers.

In September 2004, the Company became the first company from India’s automotive sector to be listed on the NYSE. The Company’s ADSs are traded on the NYSE under the symbol “TTM”. The Company’s Ordinary Shares and ‘A’ Ordinary Shares are traded on the BSE under the codes 500570 and 570001, respectively, and the National Stock Exchange of India Ltd. (the “NSE”) under the symbols “TATAMOTORS” and “TATAMTRDVR”, respectively.

In June 2008, we acquired the Jaguar Land Rover business from Ford. Jaguar Land Rover is a global automotive business, which designs, manufactures and sells Jaguar luxury sedans, sports cars and luxury performance SUVs and Land Rover premium all-terrain vehicles, as well as related parts, accessories and merchandise. The Jaguar Land Rover business has internationally recognized brands, a product portfolio of award-winning luxury performance cars, luxury performance SUVs and premium all-terrain vehicles, brand-specific global distribution networks and research and development capabilities. As a part of our acquisition of the Jaguar Land Rover business, we acquired three major manufacturing facilities located in Halewood, Solihull and Castle Bromwich and two advanced design and engineering facilities located at Whitley and Gaydon, all in the United Kingdom, together with national sales companies in several countries.

We offer a broad portfolio of automotive products, ranging from sub-1 ton to 49 ton GVW trucks (including pickup trucks) to small, medium, and large buses and coaches to Passenger Cars, premium luxury cars and SUVs.

We have a substantial presence in India and also have global operations in connection with production and sale of Jaguar and Land Rover brand Passenger Vehicles. We were the largest Commercial Vehicle manufacturer in terms of Revenue in India and ranked among the top four Passenger Vehicle manufacturers in terms of units sold in India during Fiscal 2019 (according to SIAM). We estimate that over 9 million vehicles produced by us are being operated in India as of the date of this annual report on Form 20-F.

We operate six principal automotive manufacturing facilities in India, including at: (i) Jamshedpur in the state of Jharkhand, (ii) Pune in the state of Maharashtra, (iii) Lucknow in the state of Uttar Pradesh, (iv) Pantnagar in the state of Uttarakhand, (v) Sanand in the state of Gujarat and (vi) Dharwad in the state of Karnataka. We also operate four principal automotive manufacturing facilities in the United Kingdom through our Jaguar Land Rover business, including at: (i) Solihull in the West Midlands (ii) Castle Bromwich also in the West Midlands, (iii) Halewood in Liverpool and (iv) engine plant at Wolverhampton in the West Midlands. In Fiscal 2015, Jaguar Land Rover opened its inaugural overseas manufacturing facility in China, the China Joint Venture. In June 2016, Jaguar Land Rover opened a new manufacturing plant in Itatiaia, Brazil, with an annual production capacity of 24,000 units. Jaguar Land Rover now produces the I-PACE battery electric vehicle and the new Jaguar E-PACE in Graz, Austria under its manufacturing partnership with Magna Steyr. Furthermore, Jaguar Land Rover’s new 150,000 units per annum manufacturing plant in Nitra, Slovakia opened in October 2018 and is currently producing the Land Rover Discovery. In Fiscal 2019 Jaguar Land Rover announced that next-generation Electric Drive Units (“EDU”), developed in collaboration with BMW, will be produced at the company’s EMC in Wolverhampton. At the same time Jaguar Land Rover announced that these EDUs will be powered by batteries assembled at a new Jaguar Land Rover Battery Assembly Centre located at Hams Hall, North Warwickshire.

We expanded our international operations through mergers and acquisitions, and in India made strategic alliances involving non-Indian companies in recent years, including, but not limited to, the following:

•

We have a joint venture agreement with FCA Italy Spa (previously known as Fiat Group Automobiles S.p.A., Italy), which is part of the Fiat Chrysler Automobiles Group (“FCA”). Together with the FCA, we operate a facility located at Ranjangaon in Maharashtra to manufacture Passenger Cars, engines and transmissions for the Indian and overseas markets. Established in April 2008, the plant currently manufactures the Fiat Linea, Fiat Punto, Tata Indica, Jeep, Nexon, Tata Bolt and Tata Zest vehicles, as well as components for such vehicles, such as engines and transmissions. During May 2012, both the joint-venture partners decided to re-align their Indian joint venture. Accordingly, in March 2013, we and Fiat Group signed a restructuring framework agreement (the “RFA”). Under the RFA:

○

The joint arrangement to manufacture and assemble Fiat-branded products, Tata products and any new products (including for third parties) in accordance with the terms and conditions settled in the RFA. The current third-party orders to continue in accordance with current terms.

○	The distribution company, owned by FCA, is responsible for distribution of the Fiat vehicles and parts from April 1, 2013.

•

In December 2006, we entered into a joint venture agreement with Thonburi Automotive Assembly Plant Co. Ltd. (the “Thonburi Group”) to manufacture pickup trucks in Thailand. As of March 31, 2019, we own 95.87% of the joint venture, while the Thonburi Group owns the remaining 4.13%. The joint venture, which began vehicle production in March 2008, enabled us to access the Thailand market, which is a major market for pickup trucks, as well as other potential markets in the ASEAN region.

•

In October 2010, TML acquired an 80% equity interest in Trilix Srl. (“Trilix”), a design and engineering company, in line with our objective to enhance our styling/design capabilities to meet global standards. With effect from December 6, 2018, TML increased its equity interest in Trilix to 100%. Trilix offers design and engineering services in the automotive sector, including styling, architecture, packaging, surfacing, macro and micro-feasibility studies and detailed engineering development. Trilix continues to implement a strategic growth policy and in March 2013 moved to a new facility as part of its ongoing implementation of this growth policy.

•

Jaguar Land Rover opened a manufacturing plant for the China Joint Venture in Changshu, China in October 2014 and began manufacturing the Range Rover Evoque shortly thereafter. Manufacture of the Land Rover Discovery Sport commenced in the third quarter of Fiscal 2016 followed by the long wheel base Jaguar XFL in the first half of Fiscal 2017 that went on sale in September 2016 and subsequently the long wheel base XEL that went on sale in December 2017. Total phase one investment in the joint venture was approximately RMB10.9 billion, which contributed toward the establishment of the manufacturing plant, research and development center and engine production facility. Jaguar Land Rover committed to invest RMB3.5 billion of equity capital in the China Joint Venture, representing 50% of the share capital and voting rights of the joint venture company. Investment to support phase two, which will add additional manufacturing capacity, may be supported by further capital injections from Jaguar Land Rover and Chery. In July 2017, the China Joint Venture opened an engine manufacturing facility to produce the Jaguar Land Rover 2.0-Liter petrol Ingenium engine for installation into vehicles produced locally at the joint venture plant in Changshu.

•

In July 2015, Jaguar Land Rover agreed to a manufacturing partnership with Magna Steyr, an operating unit of Magna International Inc,. to build certain future Jaguar Land Rover models in Graz, Austria to support Jaguar Land Rover’s growth plans. We believe that Magna Steyr has extensive contract manufacturing expertise working with many other car manufacturers globally. The Jaguar I-PACE battery electric vehicle and the Jaguar E-PACE are currently manufactured at the plant in Graz, Austria.

•

In December 2015, Jaguar Land Rover concluded an agreement with the Government of the Slovak Republic for the development of a new manufacturing plant in western Slovakia with the first cars expected to be produced in 2018. The facility represents an investment of GBP1 billion and initial annual capacity of up to 150,000 units. The plant opened in October 2018 and currently produces the Land Rover Discovery.

•

As previously disclosed in our Fiscal 2017 annual report on Form 20-F filed on July 28, 2017, TML signed an agreement with Warburg Pincus in June 2017 to divest an approximately 30% stake in Tata Technologies Limited (“TTL”) held by it along with its subsidiary Sheba Properties Limited (“Sheba”), following which Warburg Pincus would have owned a 43% equity interest in TTL. However, due to delays in securing regulatory approvals required for the closing of the transaction as well as the inability of TTL to meet certain contractually-agreed to performance thresholds because of market challenges, the parties to the transaction have mutually decided not to proceed with the closing of the transaction.

•

On March 30, 2017, the Board approved a scheme of merger and arrangement between TML and TML Drivelines Limited (“TMLDL”), a wholly-owned subsidiary of TML. The merger was completed on April 30, 2018. The merger had no impact on our consolidated financial statements.

•

On May 23, 2018, the Board approved the sale of TML’s shareholding in its wholly-owned subsidiary, TAL Manufacturing Solutions Limited, to Tata Advanced Systems Ltd., a Tata group company. The divestment of TAL Manufacturing Solutions Limited was closed on March 29, 2019 and TML has received Rs.5,334 million, and has acquired the non-aerospace business of TAL Manufacturing Solutions Limited for Rs.1 million. The acquisition of non-aerospace business had no impact on our consolidated financial statements.

Please see Item 4.B “Information on the Company—Business Overview—Our Strategy—Capital and Product Development Expenditures” and Item 5.B “Operating and Financial Review and Prospect—Liquidity and Capital Resources—Capital Expenditures” of this annual report on Form 20-F for details on our principal capital expenditures.

Through our other subsidiary and associate companies, we are engaged in providing engineering and automotive solutions, construction equipment manufacturing, automotive vehicle components manufacturing and supply chain activities, machine tools and factory automation solutions, high-precision tooling and plastic and electronic components for automotive and computer applications, and automotive retailing and service operations. TTL is engaged in providing specialized engineering and design services, product lifecycle management (“PLM”) and product-centric IT services to leading global manufacturers. TTL’s customers are among the world’s premier automotive, aerospace, industrial heavy machinery and consumer durables manufacturers. As of March 31, 2019, 72.28% of TTL was owned by the Company, and TTL had 12 subsidiaries and one joint venture.

TML Distribution Company Limited (“TDCL”), TML’s wholly-owned subsidiary, was incorporated on March 28, 2008. TDCL provides distribution and logistics support for distribution of our products throughout India. TDCL commenced its operations in Fiscal 2009.

TML’s subsidiary, Tata Motors Finance Limited (“TMFL”), was incorporated on June 1, 2006, with the objective of becoming a preferred financing provider for our dealers’ customers by capturing customer spending over the vehicle life-cycle relating to vehicles sold by us. In India, TMFL is registered with the RBI as a systemically important non-deposit taking NBFC and is classified as an asset finance company under the RBI’s regulations on NBFCs. In Fiscal 2015, TMFL acquired 100% shareholding of Rajasthan Leasing Private Ltd., which subsequently changed its name to Tata Motors Finance Solutions Private Ltd., an NBFC registered with the RBI. On June 4, 2015, Tata Motors Finance Solutions Private Ltd. was converted into a public limited company, named Tata Motors Finance Solutions Limited (“TMFSL”). TMFSL focuses on the used vehicle financing business. On March 31, 2016, TMFL acquired 100% shareholding in Sheba, a wholly-owned subsidiary of TML and an NBFC-registered entity with the RBI, as a part of restructuring and consolidation of financial services companies under TMFL. Pursuant to restructuring arrangements, TMFL transferred its new vehicle finance business to Sheba on January 31, 2017. During Fiscal 2018, TMFL changed its name to TMF Holdings Limited (“TMFHL”) and Sheba changed its name to TMFL. During Fiscal 2019, TMFHL had acquired 26% of the share capital of Loginomic Tech Solutions Pvt. Limited, a tech based freight aggregator.

TML’s wholly-owned subsidiary, Tata Motors Insurance Broking and Advisory Services Limited (“TMIBASL”) is a licensed direct general insurance broker with the Insurance Regulatory and Development Authority of India that operates in the Indian market and has plans to branch out globally to seek additional business opportunities. TMIBASL commenced business in Fiscal 2008 and provides end-to-end insurance solutions in the retail sector with a focus on the automobile sector. TMIBASL offers services to various OEMs in the Passenger Vehicle, commercial and construction equipment markets, including to TML.

In May 2018, the Board approved the sale of TML’s defense business, to Tata Advanced Systems Limited, a Tata group company. TML will receive an upfront consideration of Rs.1,000 million and a deferred consideration of 3% of the Revenue generated from certain projects for up to 15 years, starting in Fiscal 2020, subject to a maximum deferred consideration of Rs.17,500 million.

As of March 31, 2019, our operations included 99 consolidated subsidiaries, 2 joint operations, 3 joint ventures and 30 equity method affiliates, in respect of which we exercise significant influence. As of March 31, 2019, we had approximately 82,797 permanent employees, including approximately 55,225 permanent employees at our consolidated subsidiaries and joint operations.

Tata Incorporated serves as the Company’s authorized U.S. representative. The address of Tata Incorporated is 101 Park Avenue, New York, NY 10178, the United States of America.

The Company’s registered office is located at Bombay House, 24, Homi Mody Street, Mumbai 400 001, India. The Company’s telephone number is +91-22-6665-8282 and the Company’s website address is www.tatamotors.com. The Company’s website does not constitute a part of this annual report on Form 20-F.

B. Business Overview

We primarily operate in the automotive segment. Our automotive segment includes all activities relating to the development, design, manufacture, assembly and sale of vehicles, including financing thereof, as well as sale of related parts and accessories. The acquisition of the Jaguar Land Rover business has enabled us to enter the premium car market in developed markets, such as the United Kingdom, the United States, Europe and China, as well as several emerging markets, such as Russia, Brazil and South Africa, amongst others. Going forward, we expect to focus on profitable growth opportunities in our global automotive business, through new products and market expansion. Within our automotive operations, we continue to focus on integration and synergy through sharing of resources, platforms, facilities for product development and manufacturing, sourcing strategy and mutual sharing of best practices.

A core initiative of ours was the implementation of the Organization Effectiveness (“OE”) program, a strategic program designed to overhaul and transform the Tata Motors Group. Pursuant to the changes implemented as a result of the OE program, the Tata Motors Group has drawn separate strategies for Commercial Vehicles, Passenger Vehicles and financing business from Fiscal 2019. Commencing Fiscal 2019, the reportable segments are as follows:

•	Automotive operations: Our automotive segment consists of the following four reportable sub-segments:

○

“Tata Commercial Vehicles”: Includes Commercial Vehicles (SCV & Pickups, Medium and Heavy Commercial Vehicles and Intermediate Light Commercial Vehicle and CV Passenger Vehicles) manufactured under the Tata and Daewoo brands (and excludes vehicles manufactured under the Jaguar Land Rover brand);

○	“Tata Passenger Vehicles”: Includes Passenger Vehicles and Utility Vehicles manufactured under the Tata and Fiat brands (and excludes vehicles manufactured under the Jaguar Land Rover brand);

○	Jaguar Land Rover: Includes vehicles manufactured under the Jaguar Land Rover brand (and excludes vehicles manufactured under the Tata, Fiat, Daewoo and other brands); and

○	“Vehicle Financing”: Includes financing of TML and Jaguar Land Rover new vehicles, pre-owned vehicles including other OEMs brands and corporate lending to our channel partners,

•	Other operations: Other operations consist of IT services and machine tools and factory automation solutions.

We believe that this structure improves speed, agility and simplicity within our business units, and enable strong functional leadership, improved decision-making, quicker responses to changing market conditions and clear accountability.

We produce a wide range of automotive products, including:

•

Passenger Vehicles: Our range of Tata-branded Passenger Cars includes the Nano (micro), the Bolt and the Tiago (compact) in the hatchback category, and the Tigor and the Zest (mid-sized) in the sedan category. We have expanded our Passenger Car range with several variants and fuel options designed to suit various customer preferences. Our Jaguar Land Rover operations have an established presence in the premium Passenger Car market under the Jaguar brand name. There are seven car lines currently manufactured under the Jaguar brand name, including the F-TYPE two-seater sports coupe and convertible, the XF sedan (including the long wheel base XFL at the China Joint Venture), the XJ saloon, the XE sports saloon (including long wheel base XEL at the China Joint Venture), the F-PACE Jaguar’s luxury performance SUV), the Jaguar E-PACE compact SUV (also manufactured at the China Joint Venture), and the Jaguar I-PACE (an all-electric performance SUV and Jaguar’s first battery electric vehicle).

•

Utility Vehicles: We manufacture a range of Tata brand Utility Vehicles, including the Harrier, the Hexa, the Nexon, the Sumo and the Safari Storme. We offer two variants of the Safari: the Dicor and the Storme. We also offer a variant of the Sumo, the Sumo Gold, which is an entry level UV. There are six car lines under the Land Rover brand, comprising the Range Rover, Range Rover Sport, Range Rover Evoque, the Land Rover Discovery, Land Rover Discovery Sport and the Range Rover Velar.

•

SCVs & Pickups: We manufacture a variety of small Commercial Vehicles (less than 3.5 ton), including pickup trucks. This includes the Tata Ace, India’s first indigenously developed mini-truck, with a 0.7 ton payload with different fuel options; the Super Ace & Ace Mega, with a 1-ton payload; the Ace Zip, with a 0.6 ton payload. In addition, we launched the Xenon Yodha pickup truck range with single cab and double cab variants and 4X2, 4X4 Options.

•

MHCVs and ILCVs: We manufacture a variety of MHCVs, and ILCVs, which include trucks, tractors, tippers, multi-axle vehicles and pickups with GVWs (including payload) of between 3.5 tons and 55 tons. We also provide fully built solutions for special applications like garbage compactors, containers, tankers, reefers, and diesel bowser to customers and various government organizations including solutions related to national defense. In addition, through TDCV, we manufacture a wide array of trucks ranging from 215 horsepower to 560 horsepower, including dump trucks, tractor-trailers, mixers and cargo vehicles. Our signature product is the Prima and Prima LX range of trucks, which are sold in India and South Korea as well as exported to a number of countries in South Asia, the Middle East and Africa. The SIGNA range of new MHCV trucks launched in 2016 has been extended to several additional tractor and tipper variants. The newest addition to this portfolio is the Ultra range panning from 7-ton Light Commercial Vehicles (“LCV”) to 30-ton tractors. All these platforms seamlessly integrate into the pre-increased axle load (16-49 tons) and post-increased axle load (18.5 tons to 55 tons) ranges.

•

CV Passenger Vehicles: We manufacture a variety of passenger carriers including buses. Our products include Magic and the Magic Iris, including an electric variant, both of which are passenger variants for commercial transportation developed on the Tata Ace platform; and the Winger. We also offer a range of buses, which includes the Semi Deluxe Starbus Ultra Contract Bus and the new Starbus Ultra. Our range of buses is intended for a variety of uses, including as intercity coaches (with both air-conditioned and non-air-conditioned luxury variants), as school transportation and as ambulances. In Fiscal 2019, we started deliveries of electric buses to various state road transport undertakings in India.

Our Strategy

We intend to further strengthen our position in the Indian automobile industry by investing in new products that exceed customer expectations, improving customer experiences across all our touchpoints, making rigorous cost improvements across our product range, and optimizing our manufacturing and distribution strategy. We have pursued a strategy of increasing our presence in the global automotive markets and enhancing our product range and capabilities through strategic acquisitions and alliances. Building on the success of our ‘Turnaround’ action plan, we have introduced ‘Turnaround 2.0’. Turnaround 2.0 aims at ‘Winning Decisively’ in the Commercial Vehicle business, ‘Winning Sustainably’ in the Passenger Vehicle business and embedding ‘Turnaround’ into our corporate culture. We aim to achieve consistent, competitive, cash accretive growth. Jaguar Land Rover is committed to achieving sustainable, profitable growth with positive cash flows in the medium to long term with the strong focus on cost reduction and affordability of capital investments, supported by the Projects Charge and Accelerate cash management initiatives. Our goal is to position ourselves as a major international automotive company, offering the widest range of products across product segments and applications. Our strategy to achieve these goals consists of the following elements:

Continued focus on new product development

Our recent product launches and anticipated product launches include the following:

•

Several new variants across the Prima and Signa ranges of medium and heavy trucks were launched during Fiscal 2019. These include LPT 1618 5L Turbotronn – the first 4-cylinder engine offering in the MHCV range, Signa 4923.T and 4823.T – India’s first range of 16 wheeler trucks @ 49T and 47.5T GVW, the entire range of increased axle load range of products from 18.5T to 55T GVW across trucks, tractors and a new range of Tippers: - 1913.T and 1918.T, 2818.T, 3518.T, 4223.T, 4623.S, 5523.S, 2823.TK/K, 1918K, and 1923K.

•

In our Ultra range of ILCVs, in Fiscal 2019, we launched the Ultra 1518.T, Ultra 1412, Ultra T.7 with smaller cabin design suitable for intercity operations in domestic and international market. While in the regular Intermediate Commercial Vehicle (“ICV”) range LPT407/27 FE, LPT 1412SLP, LPT 1212CRX, LPT1512 CRX, SFC 909, LPT 909/49 CNG and India’s first 13.8T CNG vehicle LPT1412 CNG were launched. We also launched in the year specialized e-commerce containers range with advanced features like surveillance cameras, OTP-based lock, and load sensors in three major cities (Gurugram, Bengaluru and Mumbai).

•

Tata Ace Gold, popular among the target customer group, was launched this year and added to our strength in the Ace family of small Commercial Vehicles which saw last year the launch of the XL series (Ace XL, Zip XL and Mega XL) with increased load body sizes and reduced total cost of ownership.

•

In the passenger segment, we launched the Winger 15 seater and 12 seater to cater to the ever-increasing tour and travel segment. We also introduced the 1623 model, a 230 horsepower 12 meter bus typically used for intercity coaches. Fiscal 2019 saw the introduction of EGR vehicles on the 1515 range and 1212 range, a bus model meant to cater to the higher seating capacity rugged application, which is very prevalent in India today. On the other end of the spectrum, we introduced the 407 model on the smaller WB (2900 WB) as a perfect fit to intercity congested roads for both school and staff applications.

•

We became the first OEM in India to deploy ADAS, which we did in our Prima and Signa range in Fiscal 2018. This package includes electronic stability control, automatic traction control, hill start aid, a collision mitigation system and a lane departure warning system. Several key products were launched in international markets in Fiscal 2019 such as Ultra in Malaysia, LPT 1212 in Bangladesh, CR range of ILCVs in Bhutan, Signa series in Bangladesh and Mozambique, Prima 3338 range of tippers in Indonesia, Super Ace mint E4 in the Philippines and Vietnam, Ace Mega XL in SAARC and Southeast African markets, Magna in Bangladesh and Tanzania, Elanza in Oman, Ultra 3 L bus in SAARC and Southeast African markets and E4 models in Sri Lanka.

•	Nexon, our subcompact SUV, was launched in September 2017.

•

H5X and 45X, our two models, unveiled in February 2018, are based on the new Optimal Modular Efficient Global Advanced (“Omega”) architecture, which is derived from Land Rover’s D8 platform and Agile, Light, Flexible and Advanced (“ALFA”) platform.

•	Harrier, the first model from Omega architecture, was launched in January 2019.

•

Jaguar Land Rover’s first battery electric vehicle, the Jaguar I-PACE went on sale in June 2018 (and was named the 2019 World Car of the Year, 2019 World Car Design of the Year, 2019 World Green Car and 2019 European Car of the Year).

•	E-Pace launched and went on sale from the China Joint Venture in September 2018.

•	An all new Range Rover Evoque went on sale in Q4 Fiscal 2019 (with hybrid options to follow later in 2019).

•	A refreshed Jaguar XE launched in Q4 Fiscal 2019 with exterior design updates and a significantly improved infotainment system.

•	In July 2018, we announced the reveal of the all new Land Rover Defender for later in 2019.

•

In October 2018, we announced Project Charge to deliver GBP2.5 billion of cost, cash and profit improvements by the end of Fiscal 2020, and Project Accelerate to support long-term sustainable profitable growth.

•	In January 2019, we announced the production of next-generation EDUs at the EMC in Wolverhampton later in 2019.

•	In January 2019, we announced that the batteries to power the EDU’s will assembled at a new Jaguar Land Rover Battery Assembly Centre located at Hams Hall, North Warwickshire in the United Kingdom.

•	In February 2019, we announced the 6 cylinder Ingenium 3.0 Liter petrol engine to be manufactured at the EMC in Wolverhampton, the United Kingdom and to be introduced into Range Rover Sport.

We have plans to expand the range of our product base further, supported by our strong brand recognition in India, understanding of local consumer preferences, in-house engineering capabilities and extensive distribution network. Facing growing competition, changing technologies and evolving customer expectations, we understand the importance of bringing new platforms to address market gaps and further enhance our existing range of vehicles to ensure customer satisfaction. Our capital expenditures totaled Rs.342,236 million, Rs.415,103 million and Rs.311,627 million during Fiscal 2019, Fiscal 2018 and Fiscal 2017, respectively, and we currently plan to invest approximately of Rs.400 billion in Fiscal 2020 in capacity, new products and technologies.

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

Leveraging our capabilities

We have manufacturing facilities across five locations in India, which deliver mobility solutions to four product lines with products ranging from 0.5 tons to 55 tons. These state-of-art facilities cater to not the only domestic and international market but also defense markets. To date, over a history of 65 years, we have manufactured more than 9.3 million Commercial Vehicles. In Fiscal 2019, we have delivered more than 0.5 million vehicles while driving our operating costs towards benchmark levels through various initiatives and levers. We also endeavor to make our operations sustainable in terms of safety and health, corporate responsibility, and environment friendly with stringent targets in these areas enabled by various initiatives and guided by strong governance committees

Our product portfolio of Tata-brand vehicles includes the Nano, Tiago, Tigor, Zest, Bolt, Nexon, Hexa, Harrier, Sumo and Safari Storme, which enable us to compete in various Passenger Vehicle market categories. We also offer alternative fuel vehicles. We also intend to expand our sales reach and volumes in rural areas, where an increase in wealth has resulted in a declining difference between urban and rural automobile purchase volumes.

We believe that the foundation of our growth over the last five decades has been a deep understanding of economic conditions and customer needs, and the ability to translate this understanding into desirable products though research and development. In India, our engineering research centre (the “ERC”), established in 1966, has enabled us to successfully design, develop and produce our own range of vehicles. Jaguar Land Rover’s research and development operations are built around state-of-the-art engineering facilities, extensive test tracks, testing centers, design hubs and a virtual innovation center. The ERC in India and Jaguar Land Rover engineering and development operations in the United Kingdom have identified areas to leverage the facilities and resources to enhance the product development process and achieve economies of scale. Furthermore, the Company has a wholly-owned subsidiary, Tata Motors European Technical Centre PLC (“TMETC”), in the United Kingdom, which is engaged in automobile research and engineering.

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

We have continued modernizing our facilities to meet demand for our vehicles. Our Jamshedpur plant, which manufactures our entire range MHCVs, including the Prima, both for civilian and defense uses, was our first plant, set up in 1945 to manufacture steam locomotives. It led our entry into Commercial Vehicles in 1954. The Jamshedpur plant has been modernized over the years and in Fiscal 2015, we celebrated 60 years of truck manufacturing at our first manufacturing and engineering facility in Jamshedpur.

Jaguar Land Rover invests substantially in the development of new products for new and existing segments by introducing new powertrains and technologies, including CO2 reduction and electrification that satisfy both customer preferences and regulatory requirements. Jaguar Land Rover expects investment spending of up to GBP4.0 billion in Fiscal 2020. Around half of that investment is expected to be spent on research and development with the other half expected to be spent on tangible fixed assets such as facilities, tools and equipment as well as other investments.

In October 2014, Jaguar Land Rover opened its EMC at Wolverhampton, in the West Midlands. The plant currently manufactures Jaguar Land Rover’s own in-house 2.0-Liter diesel and gasoline engines which are now available across the majority of models. Jaguar Land Rover’s in-house engines have been engineered to ensure maximum manufacturing efficiency, flexibility to increase the number of engine variants and consistently high quality. In July 2017, the China Joint Venture opened its engine manufacturing facility which produces Jaguar Land Rover own in-house 2.0-Liter petrol Ingenium engine for installation into vehicles produced locally at the joint venture plant in Changshu. In January 2019, Jaguar Land Rover announced that next-generation EDU, developed in collaboration with BMW, will be produced at the company’s EMC in Wolverhampton. At the same time Jaguar Land Rover announced that these EDUs will be powered by batteries assembled at a new Jaguar Land Rover Battery Assembly Centre located at Hams Hall, North Warwickshire. In February 2019, Jaguar Land Rover announced that a 6 cylinder Ingenium 3.0 Liter petrol engine will be manufactured at the EMC in Wolverhampton.

The Jaguar E-PACE and the all-electric Jaguar I-PACE battery electric vehicle are produced under the manufacturing partnership with Magna Steyr, in Graz, Austria. Jaguar Land Rover’s new manufacturing facility in Nitra, Slovakia (Europe), with annual capacity of 150,000 units, opened in October 2018 and is currently producing the Land Rover Discovery. Subject to feasibility studies, Jaguar Land Rover has the option to invest a further GBP500 million to expand capacity to 300,000 units annually. In June 2016, Jaguar Land Rover opened its first wholly-owned international manufacturing plant in Brazil, which manufactures the Range Rover Evoque, Land Rover Discovery Sport and the Jaguar E-PACE for the local market.

Continuing focus on high quality and enhancing customer satisfaction

The Company also collaborated with a major automobile oil manufacturer, Indian Oil Corporation Limited, to launch Tata Motors Genuine Oil, a single brand of affordable lubricating oils that is guaranteed by the Company for use across our product lines.

Our various efforts to improve customer satisfaction levels have begun to receive recognition. In a recent Net Promoter Score Brand Health Track survey conducted by Millward Brown Market Research Services India Pvt. Ltd., TML Commercial Vehicles received an industry-leading score of +61, significantly ahead of the competition. In addition, the Company stood first amongst the competition in both sales and service satisfaction scores in the Sales Satisfaction Study survey conducted by Nielsen (India) Private Limited in Fiscal 2019.

During Fiscal 2019, we won many prestigious awards at various commercial vehicle forums. We won seven awards at the Apollo CV Awards 2019 including the CV maker of the year, CV of the year for 9m Electric Bus and five other best in segment awards in the form of MCV Cargo carrier of the year for LPT1618. The Ultra 9m electric bus also won the CV people mover of the year award, Tata LPT 2518 e-commerce won the special application award, Prima 2530.K Lx(6x4) won the MCV tipper of the year award, while the ICV cargo carrier of the year was awarded to the Company for the Ultra 1412. We also received nine prestigious awards at ET Now CV awards and five awards at Flywheel Auto Awards.

One of our principal goals is to achieve international quality standards for our products and services. We have established a comprehensive purchasing and quality control system that is designed to consistently deliver quality products and superior service. We also have a program for assisting vendors from whom we purchase raw materials or components to maintain quality. Each vendor is reviewed on a quarterly basis on parameters of quality, cost and delivery, and preference is given to vendors with TS 16949 certification.

Through close coordination supported by our IT systems, we monitor quality performance in the field and implement corrections on an ongoing basis to improve the performance of our products, thereby improving customer satisfaction. We believe our extensive sales and service network has also enabled us to provide quality and timely customer service. We are encouraging focused initiatives at both sales and service touch points to enhance customer experience and strive to be the best in class, and we believe that the reach of our sales, service and maintenance network provides us with a significant advantage over our competitors. We ranked a clear second for the consecutive second year in the J.D. Power Asia Pacific 2018 India customer service index study score.

In our Passenger Vehicle segment, we received a strong response and accolades with 11 awards during the year.

No.	Media	Category	Product
1.	Autoportal	Best New Variant of the Year 2018	Tiago JTP
2.	Auto Tech Review IATIA 2018	Engine of the Year- Performance Engine of the Year	Tigor JTP
3.	Autocar India	Best Manufacturer of the Year	Tata Motors
4.	News18	Hatchback of The Year Sedan of the Year	Tiago JTP Tigor JTP
5.	Quarter Mile Awards	Performance Car of the Year	Tiago JTP and Tigor JTP
6.	Auto Components India	JV/Partnership of the Year	JTSV
7.	Car India	Manufacturer of the Year	Tata Motors
8.	Exhibit	Upcoming Car of the Year 2019	Tata Harrier
9.	Afaqs	Top 10 Brands Overall	Tata Motors (Passenger Vehicles)
10. 11.	Times Auto Awards Motor Vikatan	Manufacturer of the Year Performance Car of the Year Best Manufacturer of the Year	Tata Motors Tiago JTP and Tigor JTP Tata Motors

During Fiscal 2019, The TML Commercial Vehicles Business Unit won numerous awards, including:

ET NOW RETAILS AWARDS

No.	Award Category	Awarded Model
1.	CV of the Year	Ultra 1412
2.	LCV Cargo Mover of the Year:	LPT407 EX FE
3.	HCV Rigid Cargo of the Year	Tata 4223
4.	MCV Cargo Carrier of the Year	Tata LPT 1618 5L Turbotronn
5.	Small People Mover of the Year	Winger
6.	MHCV People Mover of the Year	Magna
7.	Promising Debut of the Year	Signa 4923.T
8.	Marketing Campaign of the Year Award	Tata Ace Gold

APOLLO CV AWARDS

No.	Award Category	Awarded Model/OEM
1.	CV Maker of the Year	Tata Motors Limited
2.	CV / ICV People Mover of the Year	Ultra 9m Electric Bus
3.	MCV Cargo Carrier of the Year	LPT 1618 Turbotronn
4.	Special Application of the Year	LPT 2518 E Commerce
5.	MCV Tipper of the Year	Prima 2530.K Lx(6x4)
6.	ICV Cargo Carrier of the Year	ULTRA 1412

FLYWHEEL AWARDS

No.	Award Category	Awarded Model/OEM
1.	Flywheel Commercial Vehicle/Medium Duty Truck of the Year	Tata Ultra 1412
2.	Flywheel CV Manufacturer of the Year	Tata Motors
3.	Flywheel Heavy Duty Truck of the Year	Tata Prima
4.	Flywheel Light Duty Truck of the Year	Tata Ace Gold

Jaguar and Land Rover has received over 200 awards from leading international motoring writers, magazines and opinion leaders during Fiscal 2019, reflecting the strength of its model line-up, design and engineering capabilities. A selection of recent awards is listed below.

Award	Model	Awarding Institution	Date
World Car of the Year	I-PACE	World Car of the Year Awards	April 2019
World Car Design of the Year	I-PACE	World Car of the Year Awards	April 2019
World Green Car of the Year	I-PACE	World Car of the Year Awards	April 2019
European Car of the Year	I-PACE	European Car of the Year Awards	March 2019
Best Compact SUV	Range Rover Evoque	GQ Car Awards	February 2019
Best Design and Styling Award	Range Rover Velar	Autocar India	January 2019

Environmental performance

Jaguar Land Rover’s strategy is to invest in products and technologies that are ahead of expected stricter environmental regulations and ensure that it benefits from a shift in consumer awareness of the environmental impact of their vehicles. Jaguar Land Rover’s environmental vehicle strategy focuses on developing new propulsion technology, overall vehicle weight reduction and reducing parasitic losses through the driveline. It has developed plug-in hybrid electric vehicle (“PHEV”) versions of the Range Rover and Range Rover Sport, without compromising the vehicles’ off-road capability or load space.

Jaguar Land Rover uses aluminum and other lightweight materials to reduce overall vehicle weight and improve fuel and CO2 efficiency. For example, the Jaguar XE is the only vehicle in its class to use an aluminum-intensive monocoque. Jaguar Land Rover plans to continue to build on this expertise and extend the application of aluminum construction as they develop a range of new products. The aluminum body architecture introduced on the Jaguar XE is also used in the lightweight Jaguar XF, Jaguar F-PACE and Range Rover Velar. The Land Rover Discovery uses the same lightweight architecture as the Range Rover and Range Rover Sport. Jaguar Land Rover is developing a new modular longitudinal architecture for future models.

Jaguar Land Rover has also developed more efficient powertrains and other related technologies. This includes smaller and more efficient 2.0-Liter diesel and gasoline engines (now available across the majority of its models range), stop-start, PHEVs, as well as battery electric propulsion technologies. Jaguar Land Rover’s smaller and more efficient family of Ingenium diesel and gasoline engines, as well as the Range Rover and Range Rover Sport PHEVs, alternative powertrains such as the Jaguar I-PACE battery electric vehicle, and the further rollout of electrification across the model range is anticipated to contribute to improved environmental performance.

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

We have also expanded our international presence through acquisitions and joint ventures. Our acquisition of Jaguar Land Rover significantly expanded our presence in overseas markets. Through Jaguar Land Rover, we offer products in the premium performance car and premium all-terrain vehicle categories with globally recognized brands, and we have diversified our business across markets and product categories as a result. We intend to build upon the internationally recognized brands of Jaguar Land Rover. The production of the Range Rover Evoque commenced at the China Joint Venture in October 2014 and went on general retail sale in China in February 2015. Production of the Discovery Sport was also added as the second vehicle to be manufactured at the China Joint Venture in Fiscal 2016, which went on general retail sale in November 2015. In September 2016, the long wheelbase Jaguar XFL went on sale followed by the long wheel base Jaguar XEL in December 2017. The E-PACE also went on sale in November 2017 and commenced sales from the China Joint Venture in September 2018. The all new Land Rover Discovery went on sale in February 2017 and the new Range Rover Velar went on sale in July 2017 with the refreshed 18 model year Range Rover and Range Rover Sport (including PHEV models) going on sale from November 2017. The multi award winning Jaguar I-PACE went on sale in June 2018 and the all new Evoque went on sale in February 2019. The new refreshed Jaguar XE is now available to order and the refreshed Land Rover Discovery Sport was revealed in May 2019.

During Fiscal 2008, we established a joint venture company to undertake manufacture and assembly operations in South Africa, which has been one of our largest export markets from India in terms of unit volume. The joint venture company, Tata Motors (SA) (Proprietary) Limited, commenced operations in July 2011. Currently, Tata Motors (SA) (Proprietary) Limited caters to the South African and Mozambique markets and, in Fiscal 2019, sold 963 units.

Reducing operating costs

We believe that our scale of operations provides us with a significant advantage in reducing costs and we plan to continue to sustain and enhance this cost advantage.

Our ability to leverage our technological capabilities and our manufacturing facilities among our Commercial Vehicles and Passenger Vehicles businesses enables us to reduce cost. For example, the diesel engine used in our Indica was modified to engineer a new variant for use in the Ace platform, which helped to reduce the project cost. Similarly, platform sharing for the manufacture of pickup trucks and UVs enables us to reduce capital investment that would otherwise be required, while allowing us to improve the utilization levels at our manufacturing facilities. Where appropriate, we intend to apply our existing low-cost engineering and sourcing capability to Jaguar Land Rover vehicles.

We are working towards the consolidation of our future Passenger Vehicles on two architectures: the ALFA architecture and the Omega architecture. With all products coming out of these two platforms, we plan to utilize cost benefits coming out of common parts and economies of scale to continue our Passenger Vehicles turnaround. Similar efforts are being taken with our Commercial Vehicles as well.

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

We have intensified efforts to review and realign our cost structure through a number of measures such as reduction of manpower costs and rationalization of other fixed costs. Our Jaguar Land Rover business continues to focus on cost management initiatives including Project Charge and Project Accelerate launched in Fiscal 2019, as well as streamlining its purchasing processes and building on its strong relationships with suppliers while increasing employee deployment and flexibility across its sites. In addition, as explained above, our Jaguar Land Rover business is developing its new modular longitudinal architecture for application on future models.

Enhancing capabilities through the adoption of superior processes

Tata Sons and the entities promoted by Tata Sons, including us, aim at improving quality of life through leadership in various sectors of national economic significance. In pursuit of this goal, Tata Sons and the Tata Sons-promoted entities have institutionalized an approach, called the ‘Tata Business Excellence Model’, which has been formulated along the lines of the Malcolm Baldridge National Quality Award to enable us to improve performance and attain higher levels of efficiency in our businesses and in discharging our social responsibility. The model aims to nurture core values and concepts embodied in various focus areas such as leadership, strategic planning, customers, markets and human resources, and to translate them to operational performance. Our adoption and implementation of this model seeks to ensure that our business is conducted through superior processes.

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

Expanding customer financing activities

Given that financing is a critical factor in vehicle purchases, and in light of the rising consumer aspirations in India, we intend to expand our vehicle financing activities to enhance our sales. In addition to improving our competitiveness in customer attraction and retention, we believe that expanding the financing business may also contribute toward moderating the impact on our financial results from the cyclical nature of vehicle sales. As part of our efforts, we have teamed up with various public sector, cooperative and Grameen banks to introduce new financing schemes. TMFL has increased its reach by opening a number of limited services branches in cities classified as tier 2 and tier 3 by the Government of India. During Fiscal 2017, 49 spoke branches were introduced. These branches are attached to hub branches, which increase customer touchpoint and expedite loan processing times. This has reduced turnaround times and, we believe, improved customer satisfaction. In addition to TML dealer sales outlets and direct sales agents, TMFL has 267 branches throughout India. TMFSL’s channel finance initiative and fee-based income have also helped improve profitability. To facilitate increased sales, we are also working on arranging financing tie-ups in our international markets.

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

Maintaining financial strength

Our cash flow from operating activities in Fiscal 2019 and Fiscal 2018 was Rs.188,890 million and Rs.238,574 million, respectively. Our operating cash flows are primarily due to our Jaguar Land Rover business, implementation of cost reduction programs, and prudent working capital management at Tata Motors Limited. We have established processes for project evaluation and capital investment decisions with an objective to enhance our long-term profitability.

Leveraging brand equity

Our Commercial Vehicle initiative, Project Neev, provides a growth program for rural India designed to promote self-employment. Local unemployed rural youth have been enrolled and trained to work from home as promoters of our Commercial Vehicles. Project Neev is currently operational in 25 states in India and has engagements in 448 districts. The rural penetration drive initiated through Project Neev has deployed an approximately 9,500-member dedicated team in towns and villages with populations of less than 50,000. Project Neev currently completed its sixth wave of expansion and reorganization called NEEV Overdrive, and we intend to expand its operations in all major states across India. This program has been appreciated and recognized in various forums.

In April 2018, we conducted the “National Ultra Launch” where we displayed the entire Ultra range with ready-to-use fully-built vehicles. Over 3,000 key people from the industry, including key customers, financiers and manufacturers witnessed the launch at Pune. For the intermediate and light truck range, we organized 51 ILCV Expos showcasing the complete ILCV range from TML, across 17 states with a total of more than 6,000 customers attending. In addition, we also organized three e-commerce expos for the e-commerce industry in Gurugram, Bengaluru and Mumbai. Over 5,000 customers and representatives from entities such as ecommerce companies and financiers participated.

In Fiscal 2019, the Company was the principal sponsor for Busworld organized by the Bus Operators Confederation of India at Bengaluru, which saw participation for Indian and international brands from suppliers, OEMs and customers related to passenger movement.

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

We offer a variety of support products and services for our customers. Tata FleetMan, our telematics and fleet management service, is designed to enable the commercial sector to boost productivity and profitability. With the goal of bringing the most advanced technology in this area to our customers, we have entered into a partnership with UK-based Microlise Limited to introduce global standards of telematics and fleet management solutions into the Indian logistics and transport industry, to enhance Tata FleetMan’s telematics systems through upgrades of the underlying technology and to develop the next generation of fleet telematics solutions for the Indian transport industry. Original equipment fitment of Tata Fleetman commenced in Fiscal 2016, and as of Fiscal 2018, we have covered the entire MHCV range.

In order to support our customers throughout the life of their vehicles, we have introduced a range of value-added services under the brand “Sampoorna Seva”. The Tata Alert breakdown service promises to respond to the breakdown site within four hours of notification and to return the vehicle to the road within 48 hours, covering some 3 million kilometers of Indian roads. Other key elements include a six-year, 600,000 kilometer warranty on the MHCV range and the Tata Delight loyalty program. This was coupled with the introduction of new services, such as the Tata on-site service and parts support using container workshops. These workshops are an on-site service support system that deploy a container on-site, which houses the repair equipment to carry out most routine maintenance activities for a fleet. In addition, we offer on-demand annual maintenance contracts, which provide maintenance solutions to all customers for a wide range of vehicles, including large fleet owners.

In Fiscal 2019, the Ace Gold campaign won two prestigious awards at the ET-Now CV Awards, where it was recognized as the marketing campaign of the year. It also won the social medial campaign of the year award for “Ghar Lao Gold”, which was first automotive campaign to win an award in this category.

We believe customers associate the Tata name with reliability, trust and ethical value, and that our brand name is gaining significant international recognition due to the international growth strategies of various Tata companies. The Tata brand is used and its benefits are leveraged by Tata companies to their mutual advantage. We recognize the need for enhancing our brand recognition in highly competitive markets in which we compete with internationally recognized brands. We, along with Tata Sons and other Tata companies, will continue to promote the Tata brand and leverage its use in India, as well as in various international markets where we plan to increase our presence. Supported by the Tata brand, we believe our product brands, such as the Tiago, Tigor, Bolt, Zest, Nexon, Hexa, Harrier, Sumo, Safari, Nano, Ace, Magic, Prima, Daewoo, Jaguar, Range Rover and Land Rover are highly regarded, which we intend to continue to nurture and promote.

Overview of Automotive Operations

We sold 1,274,072, 1,221,124 and 1,091,748 units worldwide in Fiscal 2019, Fiscal 2018 and Fiscal 2017, respectively, consisting of 761,786 units of Tata Commercial Vehicles and Tata Passenger Vehicles and 512,286 units (excluding wholesales from the China Joint Venture) of Jaguar Land Rover vehicles in Fiscal 2019. In terms of units sold, our largest market was India where we sold 693,756 and 616,801 units during Fiscal 2019 and Fiscal 2018, respectively (constituting 54.5% and 50.5% of total sales in Fiscal 2019 and Fiscal 2018, respectively), followed by North America, where we sold 133,237 units and 136,447 units in Fiscal 2019 and Fiscal 2018, respectively (constituting 10.5% and 11.2% of total sales in Fiscal 2019 and Fiscal 2018, respectively).

Our total sales worldwide (including international business sales, Jaguar Land Rover sales and excluding sales by our China Joint Venture) in Fiscal 2019, Fiscal 2018 and Fiscal 2017 are set forth in the table below:

Category	Year ended March 31
	2019		2018		2017
	Units	%	Units	%	Units	%
Passenger Cars	286,730	22.5%	291,299	23.9%	310,171	28.4%
Utility Vehicles	460,056	36.1%	473,273	38.7%	385,480	35.3%
Commercial Vehicles	527,286	41.4%	456,552	37.4%	396,097	36.3%

Total	1,274,072	100.0%	1,221,124	100.0%	1,091,748	100.0%

Tata Commercial Vehicles and Tata Passenger Vehicles

The following table sets forth our total sales worldwide of Tata Commercial Vehicles and Tata Passenger Vehicles:

Category	Year ended March 31
	2019		2018		2017
	Units	%	Units	%	Units	%
Tata Passenger Cars	234,500	30.8%	219,274	32.4%	160,905	28.9%
Tata Commercial Vehicles	527,286	69.2%	456,552	67.6%	396,097	71.1%

Total	761,786	100.0%	675,826	100.0%	557,002	100.0%

Our overall vehicle sales for Tata Commercial Vehicles and Tata Passenger Vehicles increased by 12.7% to 761,786 units in Fiscal 2019 from 675,826 units in Fiscal 2018. The revenue attributable to Tata Commercial Vehicles and Tata Passenger Vehicles (before inter-segment elimination) increased by 16% to Rs.721,146 million in Fiscal 2019, compared to Rs.623,932 million in Fiscal 2018.

According to data released by SIAM, in Fiscal 2019, the Indian automotive industry (Passenger Vehicles and Commercial Vehicles) recorded a 5.9% growth in domestic sales as compared to a 10.1% growth in Fiscal 2018. The Passenger Vehicle segment grew 2.8% in Fiscal 2019 (as compared to 7.3% in Fiscal 2018) due to continued consumption demand and strong rural growth. The Commercial Vehicle industry in India registered a 17.1% growth in Fiscal 2019 as compared to 21.7% growth in the previous fiscal year, as a result of the implementation of GST, restrictions on overloading and infrastructure growth supported by the Government of India, high investments in e-commerce segment driving the demand for last mile transportation requirements, growth in replacement demand and improved financing and recovery in rural demand.

We sold 761,786, 675,826 and 557,002 units worldwide of Tata Commercial Vehicles and Tata Passenger Vehicles in Fiscal 2019, Fiscal 2018 and Fiscal 2017, respectively. Of the 761,786 units sold overall in Fiscal 2019, we sold 693,756 units of Tata Commercial Vehicles and Tata Passenger Vehicles in India, while 68,030 units were sold outside of India, compared to 616,801 units and 59,025 units, respectively, in Fiscal 2018. We maintained our leadership position in the Commercial Vehicle category in the industry in India, which was characterized by increased competition during the year. The Passenger Vehicle market also continued to be subject to intense competition.

A principal reason for the increase in the volume of sales in India of Tata Commercial Vehicles and Tata Passenger Vehicles, mainly MHCVs, is the revival of the demand with the entry of new products and strong demand supported by economic growth.

The following table sets forth our market share in various categories in the Indian market based on wholesale volumes:

Category	Year ended March 31
	2019	2018	2017
Passenger Cars	5.9%	6.2%	6.5%
Utility Vehicles[1]	7.0%	4.6%	2.0%
Intermediate and Light Commercial Vehicles[2]	45.4%	44.9%	42.4%
Medium and Heavy Commercial Vehicles	55.0%	54.3%	55.1%
SCVs & Pickups	40.1%	39.6%	37.5%
CV Passenger Vehicles	44.0%	45.3%	46.0%
Total Four-Wheel Vehicles	15.5%	14.1%	12.7%

Source: Society of Indian Automobile Manufacturers Report and our internal analysis.

[1]	Utility Vehicles market share data includes the market share for Vans V1 category (i.e., Tata Venture) and excludes Vans V2 segment (i.e., Tata Ace Magic).
[2]

Light Commercial Vehicles market share data includes the market shares for Vans V2 category (i.e., Tata Ace Magic) in accordance with SIAM’s classification of Passenger Vehicles. It includes Intermediate Commercial Vehicles for Fiscal 2018.

Passenger Vehicles in India

Industry-wide sales of Passenger Vehicles in India increased by 2.8% in Fiscal 2019, compared to a 7.3% growth in Fiscal 2018, and Utility Vehicles sales also witnessed growth during Fiscal 2019 due to continued consumption demand and strong rural growth. Reflecting the growth in the Indian Passenger Vehicles sector, our Passenger Vehicles sales in India increased by 13.9% to 210,500 units in Fiscal 2019 from 184,743 units in Fiscal 2018, due to new product offerings by us.

Passenger Cars in India

We sold 131,035 units in the Passenger Cars category (Tata-brand vehicles in India) in Fiscal 2019, compared to 134,860 units in Fiscal 2018. Our market share for Passenger Cars in India was lower at 5.9% in Fiscal 2019, as compared to 6.2% in Fiscal 2018.

Utility Vehicles in India

In the Utility Vehicles category, we sold 79,465 units in India in Fiscal 2019, representing an increase of 59.3% from 49,883 units in Fiscal 2018. During Fiscal 2019, we launched Harrier, an SUV and the first model from the Omega architecture, which sold 4,363 units. Our market share of Utility Vehicles in India improved and currently stands at 7.0% in Fiscal 2019, compared to 4.6% in Fiscal 2018, primarily due to the popularity of the Nexon.

During Fiscal 2019, Fiat-branded vehicles sold was 23,237 units, as compared to 29,807 units in Fiscal 2018.

Commercial Vehicles in India

Industry sales of Commercial Vehicles in India increased by 17.1% to 1,038,834 units in Fiscal 2019 from 887,316 units in Fiscal 2018. Industry sales in the MHCV segment have grown by 10.9 % at 274,750 units in Fiscal 2019, as compared to 247,659 in Fiscal 2018. The MHCV industry in India has shown signs of recovery since July 2017. The implementation of GST, restrictions on overloading and infrastructure growth supported by the government has boosted demand. Industry sales of ILCV reported an increase of 21.7% to 125,471 units in Fiscal 2019, from 103,131 units in Fiscal 2018. Industry sales of SCVs & Pickups reported an increase by 22.4% to 515,491 units in Fiscal 2019, from 421,084 units in Fiscal 2018. The ILCV and SCV industry growth is mainly due to high investments in e-commerce segments, which is driving demand for last-mile transportation requirements, growth in replacement demand, improved financing and recovery in rural demand. Industry sales of CV Passenger Vehicles reported a marginal increase of 6.7% to 123,122 units in Fiscal 2019, from 115,442 units in Fiscal 2018 due to muted demand from state transportation undertakings.

The sales of our Commercial Vehicles in India outperformed the industry with a growth rate of 17.2% to 468,788 units in Fiscal 2019 from 399,821 units in Fiscal 2018.

MHCVs in India

Our sales in the MHCV category in India increased by 12.3% to 151,004 units in Fiscal 2019, as compared to sales of 134,455 units in Fiscal 2018. The implementation of GST, restrictions on overloading and infrastructure growth supported by the Government of India boosted demand for MHCVs.

ILCVs in India

Our sales in the ILCV in India segment increased by 23% to 57,015 units in Fiscal 2019, from 46,343 units in Fiscal 2018. The ILCV industry in India growth is mainly due to high investments in e-commerce segments, which is driving demand for last-mile transportation requirements, growth in replacement demand, improved financing and recovery in rural demand.

SCVs & Pickups in India

Our sales in SCVs & Pickups segment in India increased by 23.9% to 206,655 units in Fiscal 2019 from 166,746 units in Fiscal 2018. The SCV growth is mainly due to high investments in e-commerce segments, which is driving demand for last-mile transportation requirements, growth in replacement demand, improved financing and recovery in rural demand.

CV Passenger Vehicles in India

Our sales in CV Passenger Vehicles segment remained flat with a growth of 3.5% to 54,114 units in Fiscal 2019 from 52,277 units in Fiscal 2018.

Tata Commercial Vehicles and Tata Passenger Vehicles—Exports

International business has consistently expanded since its inception in 1961. We have a global presence in more than 46 countries, including all SAARC countries, South Africa, Africa, Middle East, Southeast Asia and Ukraine. We market a range of products including MHCV trucks, LCV trucks, buses, pickups and small Commercial Vehicles.

Our overall sales in international markets increased by 1.4% to 53,140 units in Fiscal 2019 from 52,404 units in Fiscal 2018. Our exports of vehicles manufactured in India increased by 3.4% in Fiscal 2019 to 51,344 units from 47,693 units in Fiscal 2018. Our top five export destinations for vehicles manufactured in India, were Bangladesh, Nepal, Sri Lanka, Tanzania and Senegal, which accounted for 82% and 98% of the exports of Commercial Vehicles and Passenger Vehicles, respectively. We intend to strengthen our position in the geographic areas we are currently operating in and explore possibilities of entering new markets with similar market characteristics to the Indian market. We received several significant orders in Fiscal 2019. Commercial Vehicles exports were 51,119 units in Fiscal 2019, as compared to 50,106 units in Fiscal 2018. The new regulations and political uncertainty in Sri Lanka and the slump in the Middle East resulted in the significant drop in the market affecting our sales. However, our market share improved in both markets. Passenger Vehicles exports were 2,021 units in Fiscal 2019 as compared to 2,298 in Fiscal 2018. Two large markets remained non-operational: Sri Lanka due to high import duties and tight retail financing and South Africa due to closure of the distribution channel. We made the first ever supply to the Bangladesh army with 18 units of Hexa.

TDCV, a TML subsidiary company, engaged in the design, development and manufacturing of MHCVs, witnessed a decrease in the overall sales by 24.8% to 6,672 units in Fiscal 2019 from 8,870 units in Fiscal 2018. In its domestic market (South Korea), TDCV’s sales decreased by 36.3% from 6,859 units in Fiscal 2018 to 4,371 units in Fiscal 2019, primarily due to lower industry volumes and aggressive discounting and marketing strategies of importers. The combined market share was 21.1% in Fiscal 2019 as compared to 26.5% in Fiscal 2018. The export market scenario continued to remain challenging in Fiscal 2019 due to factors such as local currency depreciation against the U.S. dollar, continuing statutory regulations to reduce imports, the slowdown in Chinese economy impacting commodity exporting countries and increased dealer inventory and impact of U.S. sanction on Iran. However, TDCV could increase its export sales to 2,301 units, 14.4% higher compared to 2,011 units in Fiscal 2018. TDCV is working on an aggressive turnaround plan to get back to sustainable profitable growth in the coming years.

Tata Commercial Vehicles and Tata Passenger Vehicles—Sales and Distribution

Our sales and distribution network in India as of March 2019 comprised over 6,600 touch contact points for sales and service for our Passenger Vehicles and Commercial Vehicles businesses. TML’s subsidiary, TDCL, acts as a dedicated distribution and logistics management company to support the sales and distribution operations of our vehicles in India. We believe this has improved the efficiency of our selling and distribution operations and processes. We use a network of service centers on highways and a toll-free customer assistance center to provide 24-hour on-road side assistance, including replacement of parts, to vehicle owners.

TDCL provides distribution and logistics support for vehicles manufactured at our facilities and has set up stocking points at some of our plants and at different places throughout India. TDCL helps us improve planning, inventory management, transport management and timing of delivery. We have a customer relations management system (“CRM”) at all of our dealerships and offices across the country, which supports users both at our company and among our distributors in India and abroad.

We market our Commercial Vehicles and Passenger Vehicles in several countries in Africa, the Middle East, South East Asia, South Asia and Latin America, as well as in Australia, Russia and the Commonwealth of Independent States countries. We have a network of distributors in all such countries, where we export our vehicles. Such distributors have created a network of dealers and branch offices and facilities for sales and after-sales servicing of our products in their respective markets. We have also stationed overseas resident sales and service representatives in various countries to oversee our operations in the respective territories.

Tata Commercial Vehicles and Tata Passenger Vehicles—Competition

We face competition from various domestic and foreign automotive manufacturers in the Indian automotive market. Improving infrastructure and robust growth prospects compared to other mature markets have attracted a number of international companies to India who have either formed joint ventures with local partners or have established independently owned operations in India. Global competitors bring with them decades of international experience, global scale, advanced technology and significant financial resources, and as a result, competition is likely to further intensify in the future. We have designed our products to suit the requirements of the Indian market based on specific customer needs, such as safety, driving comfort, fuel-efficiency and durability. We believe that our vehicles are suited to the general conditions of Indian roads and the local climate. The vehicles have also been designed to comply with applicable environmental regulations currently in effect. We also offer a wide range of optional configurations to meet the specific needs of our customers. We intend to develop and are developing products to strengthen our product portfolio in order to meet the increasing customer expectation of owning world-class products.

Tata Commercial Vehicles and Tata Passenger Vehicles—Seasonality

Demand for our vehicles in the Indian market is subject to seasonal variations. Demand generally peaks between January and March, although there is a decrease in demand in February just before release of the Government of India’s fiscal budget. Demand is usually lean from April to July and picks up again in the festival season from September onwards, with a decline in December due to year end.

Tata Commercial Vehicles and Tata Passenger Vehicles—Vehicle Financing

Through TML’s wholly-owned subsidiary, TMFHL and its step down subsidiaries TMFL and TMFSL, we provide financing services to purchasers of our vehicles through our independent dealers, who act as our agents for financing transactions, and through our branch network. TMFL disbursed Rs.219,930 million and Rs.154,060 million in vehicle financing in India during Fiscal 2019 and Fiscal 2018, respectively. During Fiscal 2019 and Fiscal 2018, 26% and 25%, respectively, of our vehicle sales in India were made by the dealers through financing arrangements with Company’s captive financing subsidiary. As of March 31, 2019 and 2018, the customer finance receivable portfolio comprised 577,399 and 488,456 contracts, respectively. We follow specified internal procedures, including quantitative guidelines, for selection of our finance customers and assist in managing default and repayment risk in our portfolio. We originate all contracts through our authorized dealers and direct marketing agents with whom we have agreements. All of our marketing, sales and collection activities are undertaken through dealers or by the TMF group.

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

We act as collection agents on behalf of the investors, representatives, special purpose vehicles or banks, in whose favor the receivables have been assigned, for the purpose of collecting receivables from the purchasers on the terms and conditions contained in the applicable deeds of securitization, in respect of which pass-through certificates are issued to investors in case of special purpose vehicles (“SPVs”). We also secure the payments to be made by the purchasers of amounts constituting the receivables under the loan agreements to the extent specified by rating agencies by any one or all of the following methods:

•	furnishing collateral to the investors, in respect of the obligations of the purchasers and the undertakings to be provided by us;

•

furnishing, in favor of the investors, 14.39% of the future principal in the receivables as collateral, for securitizations done through Fiscal 2019, either by way of a fixed deposit or bank guarantee to secure the obligations of the purchasers and our obligations as the collection agent, based on the quality of receivables and rating assigned to the individual pool of receivables by the rating agency(ies); and

•	by way of over-collateralization or by investing in subordinate pass-through certificates, securing the obligations of the purchasers.

For further details, see Note 38(b) to our consolidated financial statements included elsewhere in this annual report on Form 20-F.

Jaguar Land Rover

Total wholesales of Jaguar Land Rover vehicles (excluding the China Joint Venture and India completely knocked down (“CKD”) unit operations) with a breakdown between Jaguar and Land Rover brand vehicles, in Fiscal 2019 and Fiscal 2018 are set forth in the table below:

	Fiscal 2019		Fiscal 2018
	Units	%	Units	%
Jaguar	153,757	30.3%	150,484	27.6%
Land Rover	354,138	69.7%	394,814	72.4%

Total	507,895	100.0%	545,298	100.0%

In Fiscal 2019, Jaguar Land Rover wholesale volumes were 507,895 units, down 6.9% compared to Fiscal 2018 and wholesale volumes of China Joint Venture were 57,428 units, reflecting a 34.9% decrease as compared to the 88,212 units in Fiscal 2018, primarily reflecting the challenging market conditions in China. The introduction of new and refreshed models led by the Jaguar E-PACE, award winning I-PACE, Range Rover Velar and the refreshed Range Rover and Range Rover Sport were offset by lower sales of more established models, mainly in China, and the run-out of the first generation Range Rover Evoque in the third quarter ahead of with the launch of the new Evoque now available. Wholesale volumes (excluding sales from the China Joint Venture) were up in the United Kingdom (4.1%), but down in other regions including North America (2.4%), Europe (6.1%), China (38.8%) and overseas markets (5.5%).

Jaguar wholesale volumes were 153,757 units, up 2.2% compared to Fiscal 2018, as the introduction of the E-Pace and award winning all-electric I-PACE, were partially offset by lower sales volume other more established models, primarily F-PACE and XE.

Land Rover wholesale volumes were 354,138 units, down 10.3% compared to the prior year, as sales of the refreshed Range Rover and Range Rover Sport (including hybrid models) as well as a full year of Range Rover Velar sales were offset by lower volumes of more established models, mainly in China, and the run out of the first generation Range Rover Evoque in Q3 ahead of the launch of the new Evoque now available.

Jaguar Land Rover’s Performance in Key Geographical Markets on a Retail Basis

Retail volumes (including retail sales from the China Joint Venture) in Fiscal 2019 decreased by 5.8% to 578,915 units from 614,309 units in Fiscal 2018 as the introduction of new and refreshed models led by the Jaguar E-PACE, award winning I-PACE, Range Rover Velar and the refreshed Range Rover and Range Rover Sport were offset by lower sales of more established models, mainly in China, and the run-out of the first generation Range Rover Evoque in Q3 ahead of the launch of the new Evoque now available.

United Kingdom

Industry vehicle sales fell 3.7% in Fiscal 2019 in the United Kingdom as diesel vehicle sales declined 25.9% year-on-year and Brexit uncertainty continued, with the Brexit deadline extended to the end of October but uncertainty remaining over any potential deal. Jaguar Land Rover retail volumes increased by 8.4% to 117,915 units in Fiscal 2019 compared to 108,759 units in Fiscal 2018. By brand, Jaguar retails were 38,515 vehicles in Fiscal 2019, up 20.1% compared to 32,078 vehicles in Fiscal 2018, and Land Rover retails were 79,400 vehicles in Fiscal 2019, up 3.5% compared to 76,681 vehicles in Fiscal 2018.

North America

Economic performance in North America remained generally favorable in Fiscal 2019 with solid GDP but industry vehicle sales were slightly lower (0.5%) year-on-year. Jaguar Land Rover retails increased significantly, up 8.1% year-on-year, to 139,778 units in Fiscal 2019 compared to 129,319 units in Fiscal 2018. By brand, Jaguar retails were 36,768 vehicles in Fiscal 2019, down 10.0% compared to 40,855 vehicles in Fiscal 2018, and Land Rover retails were 103,010, up 16.4% compared to 88,464 last year.

Europe

GDP growth in Europe was mixed in Fiscal 2019 and lagged at the end of the year as economic growth in Germany slowed, and Italy entered recession. Industry volumes in Europe were down 0.9% and Jaguar Land Rover retail sales fell 4.5% year-on-year to 127,566 vehicles in Fiscal 2019 from 133,592 in Fiscal 2018, primarily as a result of continuing diesel uncertainty, Brexit and the change to more stringent World Harmonized Light Vehicle Testing Procedure (“WLTP”) emissions testing regime. By brand, Jaguar retails were 49,474 vehicles in Fiscal 2019, up 36.5% compared to 36,248 vehicles in Fiscal 2018, and Land Rover retails were 78,092 in Fiscal 2019, down 19.8% compared to 97,344 vehicles in Fiscal 2018.

China

Economic growth continued to slow in China during Fiscal 2019 as weaker market conditions and trade tension with the U.S. continued. As a result, and compounded by uncertainty driven by import duties in July, industry vehicle sales declined by 8.3% year-on-year and Jaguar Land Rover retail volumes (including sales from the China Joint Venture) decreased by 34.1% to 98,922 units in Fiscal 2019 from 150,116 units in Fiscal 2018. By brand, Jaguar retails were 32,797 vehicles in Fiscal 2019, down 26.6% compared to 44,705 vehicles in Fiscal 2018, and Land Rover retails were 66,125 vehicles in Fiscal 2019, down 37.3% compared to 105,411 vehicles in Fiscal 2018.

Other Overseas markets

Jaguar Land Rover’s retail volumes in other overseas markets increased by 2.4% to 94,734 vehicles in Fiscal 2019 compared to 92,523 units in the prior year. By brand, Jaguar retails were 22,644 vehicles in Fiscal 2019, up 9.5% compared to 20,674 vehicles in Fiscal 2018, and Land Rover retails were 72,090 in Fiscal 2019, up 0.3% compared to 71,849 vehicles in Fiscal 2018.

Jaguar Land Rover’s Sales and Distribution

As of March 31, 2019, Jaguar Land Rover distribute its vehicles in 120 markets for Jaguar and 128 markets for Land Rover globally. Sales locations for vehicles are operated as independent franchises. Jaguar Land Rover is represented in its key markets through its National Sales Company’s (“NSCs”) as well as third-party importers. Jaguar Land Rover has regional offices in certain select countries that manage customer relationships and vehicle supplies and provide marketing and sales support to their regional importer markets. The remaining importer markets are managed from the United Kingdom.

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

As of March 31, 2019, Jaguar Land Rover global sales and distribution network comprised 23 NSCs, 77 importers, 2 export partners and 2,684 franchise sales dealers, of which 1,299 are joint Jaguar and Land Rover dealers.

Jaguar Land Rover — Competition

Jaguar Land Rover operates in a globally competitive environment and faces competition from established premium and other vehicle manufacturers who aspire to move into the premium performance car and premium SUV markets, some of which are much larger than they are. Jaguar vehicles compete primarily against other European brands such as Audi, Porsche, BMW and Mercedes Benz as well as the U.S. brand Tesla. Land Rover and Range Rover vehicles compete largely against SUVs from companies such as Audi, BMW, Infiniti, Lexus, Mercedes Benz, Porsche, Volvo and Volkswagen.

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

Other Operations

In addition to our automotive operations, we are also involved in other business activities, including information technology services, machine tools and factory automation services. The Company’s revenue from other operations before inter-segment eliminations was Rs.35,324 million in Fiscal 2019, an increase of 12.7% from Rs.31,335 million in Fiscal 2018. Revenues from other operations represented 1.2% and 1.1% of total revenues, before inter-segment eliminations, in Fiscal 2019 and Fiscal 2018, respectively.

Information Technology Services

As of March 31, 2019, TML owned a 72.28% equity interest in our subsidiary, TTL. TTL, founded in 1994 and a part of the Tata Motors Group, provides product development IT services solutions for PLM and enterprise risk management (“ERM”) to automotive, aerospace, industrial heavy machinery and consumer durables manufacturers and their suppliers. TTL’s services include product design, analysis and production engineering, knowledge-based engineering, PLM, ERM and CRM systems. TTL also distributes, implements and supports PLM products from leading solution providers in the world, such as Dassault Systems and Autodesk.

TTL is headquartered in India with regional headquarters in the United States, the United Kingdom and Singapore. In Fiscal 2014, TTL acquired Cambric Corporation, an engineering services organization, to achieve greater domain expertise and presence in the industrial equipment sector. In Fiscal 2018, TTL acquired Escenda Engineering AB, a Sweden based design company to strengthen its offering to existing clients and expand its footprint in Scandinavian countries. TTL has a combined global workforce of around 8,488 professionals (including 1,041 contractors) serving clients worldwide from facilities in the North America, Europe, and Asia Pacific regions. As of March 31, 2019, TTL had 12 subsidiary companies and one joint venture, as well as offshore development centers in India, Thailand and Romania.

The consolidated revenues of TTL increased by 9.3% in Fiscal 2019 to Rs.29,422 million (including sales to Tata Motors Limited and its consolidated subsidiaries) from Rs.26,915 million in Fiscal 2018, due to increase in operations in the automotive and aerospace markets. TTL recorded profit after tax of Rs.3,526 million in Fiscal 2019, reflecting an increase of 43.5% over Rs.2,457 million in Fiscal 2018.

Research and Development

Our research and development focuses on developing and acquiring the technology, core competencies and skill sets required for the timely delivery of our envisaged future product portfolio with industry-leading features across our range of Commercial Vehicles and Passenger Vehicles. For the Passenger Vehicles product range, our focus is on design, driving pleasure and connected car technologies. For the Commercial Vehicle product range, our focus is on enhancing fuel-efficiency, minimizing the total cost of ownership and providing maximum overall value. We continue to endeavor to adopt technologies for our product range to meet the requirements of a globally competitive market. We have also undertaken programs for development of vehicles, which run on alternate fuels such as LPG, CNG, bio-diesel, electric-traction and hydrogen.

Our research and development activities involve product development, environmental technologies and vehicle safety. In India, the ERC, established in 1966, is one of the few in-house automotive research and development centers in India recognized by the Government of India. The ERC is headquartered at Pune with branches at Jamshedpur and Lucknow in India, Trilix in Italy and TMETC in United Kingdom.

In Fiscal 2019, we played a leading role in proactively driving electric mobility in India. To build a sustainable future for India, we have been working collaboratively on various electric and hybrid vehicle solutions. As the only OEM with an end-to-end extensive product portfolio across its Passenger Vehicles and Commercial Vehicles businesses, we intend to play a complimentary role in the smart cities of the future. From public transport to personal cars, from last-mile connectivity to bus rapid transit systems, from emergency response vehicles to commercial Utility Vehicles, from green and sustainable solutions to vehicles designed to amplify the driving experience, we strive to carry a product portfolio to connect the aspirations and needs of our customers. To build on an enabling ecosystem of sustainable technology, we have worked on zero emission electric variant of vehicles that have redefined the automotive landscape worldwide. We are also actively working on innovation by bringing ingenuity into the areas of vehicle engineering and development. We believe our focus on digitization, connectivity, automation and advanced regulatory compliance is helping us deliver exciting innovations to our customers worldwide. On our current product portfolio, we offer enhancements through approaches including modular architecture strategy, enhanced powertrain solution, light weighting, and system efficiency improvement strategies.

In addition, we are looking at product rationalization, product upgrade with enhanced features, accelerated testing and validation for product competitiveness for our engines and vehicles. This is targeted through base powertrain enhancement, application specific technology for exhaust after-treatment, customer value propositions such as best-in-class fuel-efficiency, superior performance, better total low cost of ownership, increased service intervals, reduced downtime and turn-around time. Enhanced fuel-efficiency and thereby reduction in carbon footprint is promoted through various powertrain as well as vehicle level technology interventions. Looking at short lead time for Bharat Stage VI implementation, simultaneous investments in product development and production facilities upgrade, Bharat Stage IV ramp down and Bharat Stage VI ramp up strategy throughout supply chain are ongoing with planned approach.

We monitor changes in regulatory and customer requirement scenarios. It responded to changes in regulations and market demands resulting from the CAFE standards for Passenger Cars (irrespective of fuel type including electric), increased axle load (assessment and recertification of all affected models/variants), and heavy duty fuel economy for 12 tons and above GVW diesel vehicles. We work to ensure the emission roadworthiness of its entire vehicle portfolio by investing significantly in design and development efforts, associated capital equipment and in infrastructure over Bharat Stage VI program duration.

In Passenger Vehicles, our continued efforts have translated into successful product launches and concept unveils. The Tata Nexon is already the winner of most of the awards and is also the safest compact SUV in its segment. It earned the honor of becoming the first engineered and made in India car with 5-Star Global NCAP safety crash test rating. The Tata Nexon scored five stars for adult occupant protection and three stars for child occupant protection, which is a significant landmark for car safety in India.

The recently launched Tata Harrier is a five-seater premium mid-size SUV. With this product, we have entered the premium mid-size SUV segment. Just a week since its launch, the Tata Harrier has already received the award for ‘Most Awaited Car of the Year 2019’ at the Exhibit Auto Tech Awards. Tata Motors also added to its Passenger Vehicle family with the introduction of the Tata NRG. The Tata NRG gets SUV inspired styling and is positioned as ‘Nepal’s youngest compact utility vehicle’. The NRG is our take on the entry-level cross-hatch segment. At the 2019 Geneva Motor Show, we unveiled four products which included a concept version of the small SUV H2X, the Altroz, along with its electric version. We also showcased a second SUV from our Omega architecture.

Targeting the growing Indian e-commerce sector, we have developed trucking solutions, including vehicles that come with customized payloads and deck lengths. To meet the demands of the industry, these vehicles are equipped with advanced features such as OTP lock, CCTV cameras, load sensors, and telematics systems. We showcased 13 fully-built, ready-to-use vehicles at the e-Commerce Expo 2019 in Mumbai. Reiterating our commitment to the Swachh Bharat Mission, we showcased our integrated waste management customized solutions at the MUNICIPALIKA 2018 event in September 2018 at the Bombay Exhibition Center.

An updated version of the original segment defining SCV Tata Ace was launched as Tata Ace Gold while offering enhanced ergonomics, safety and comfort. In the ILCVs Category, the next generation range of Ultra World trucks was launched early last fiscal year.

During Fiscal 2019, we filed 86 patent applications and 113 design applications. In respect of applications filed in earlier years, 104 patents have been granted and 37 designs registered. Both filing and grant details include India and international jurisdictions.

We plan to continue our endeavors in the research and development space to develop vehicles with reduced cost, time to market and shorter product life cycles. We aim for the timely and successful conclusion of technology projects so as to begin their induction into mainstream products, which will lead to a promising future. Our focus is going to be building technology, capability, scale and capacities in research and development to be able to ride the emerging trends. We are now focusing more on accelerated testing and validation and are using a lot of digital tools for the simulation process. The Company has charted a massive jump from 181st rank last year to 2nd rank in India’s Most Attractive Brands 2018 study carried out by Trust Research Advisory. We believe we have been able to stay ahead of the curve and create superior offerings for the customer.

Front loading of product creation, validation and testing and seamless information dissemination are major contributors to two key goals: time to market and world class quality. Tata Motors adopted new technologies and practices in the digital product development domain to improve product development process.

In order to reduce the number of parts, increase reuse of parts across platforms and reduce inventory, a 3D feature based part search tool is integrated into to part creation and release process. Modular manufacturing seeks to minimize design complexities and at the same time provide customers avenue of selecting own vehicle configuration. Modular manufacturing is aimed at increasing flexibility of manufacturing facility. A core strategy on connected vehicle development is finalized to standardize and modularize on-vehicle electronics, enhance reuse to achieve economies of scale, leveraging synergy at dealership and service network and for Internet of Things (IoT) based technology development.

Product design quality and manufacturing quality is enhanced by implementing tools and processes like dimensional variation analysis, while product design and manufacturing process simulations. To make information available to the right stakeholders at the right time, the latest technology of BOTs-based apps are deployed for multiple agencies, which help them to verify data and take decisions. Subjective analysis forms big part of testing and validations and require huge data collection through physical means for each vehicle product. To reduce physical testing cycles by building predictive models, deep learning (AI) based algorithms and apps are introduced into design process. Trained AI models help in synergy between physical and digital simulations and better co-relation. General purpose graphics processing unit-based computing infrastructure is deployed for deep learning and machine learning.

Jaguar Land Rover’s research and development operations are built around state-of-the-art engineering facilities, test tracks, testing centers, design hubs and a virtual innovation center. Our ERC in India and Jaguar Land Rover’s engineering and development operations in the United Kingdom work to enhance the product development process and achieve economies of scale.

Jaguar Land Rover’s two primary design and development centers are equipped with computer-aided design and manufacturing and engineering tools configured to support a product development cycle plan. In recent years, Jaguar Land Rover has refreshed the entire Jaguar range under a unified concept and design language, and has continued to enhance the design of Land Rover’s range of all-terrain vehicles. The majority of Jaguar Land Rover’s products are designed and engineered in the United Kingdom. Jaguar Land Rover currently offers hybrid technology on some of its models such as the Range Rover and Range Rover Sport as well as their first battery electric vehicle, the Jaguar I-PACE. In addition to the development of electric vehicles, Jaguar Land Rover has also developed more efficient powertrains, including smaller and more efficient 2.0-Liter diesel and gasoline engines (now available across the majority of our model range), as well as the a 3.0-Liter 6 cylinder Ingenium petrol engine recently announced, to satisfy growing customer demand and to further improve the environmental performance of its vehicles.

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

Components and Raw Materials

The principal materials and components required by us for use in Tata Commercial Vehicles and Tata Passenger Vehicles are steel sheets (for in-house stampings) and plates, iron and steel castings and forgings, items such as alloy wheels, tires, fuel injection systems, batteries, electrical wiring systems, electronic information systems and displays, interior systems such as seats, cockpits, doors, plastic finishers and plastic functional parts, glass and consumables, such as paints, oils, thinner, welding consumables, chemicals, adhesives and sealants, and fuels. We also require aggregates such as axles, engines, gear boxes and cams for our vehicles, which are manufactured in-house or by our subsidiaries, affiliates, joint ventures or operations and strategic suppliers. We have long-term purchase agreements for certain critical components such as transmissions and engines. We have established contracts with certain commodity suppliers to cover our own as well as our suppliers’ requirements in order to moderate the effect of volatility in commodity prices. We have also undertaken special initiatives to reduce material consumption through value engineering and value analysis techniques.

Our sourcing department in India has two divisions, purchasing and supplier quality and supply chain management (“SCM”). Purchasing oversees the commercial aspects of products sourcing. They also oversee the allocation of share of business. The supplier quality division is responsible for APQP and managing ongoing supplier relationships. SCM oversees the supply and delivery of parts from our suppliers. Our purchasing back office, known as GDC, supports the Purchasing division in managing all transactional work in SAP ERP system.

As part of our strategy to become a value for money vehicle manufacturer, we have undertaken various initiatives to reduce our fixed and variable costs. We started an e-sourcing initiative in India in 2002, pursuant to which we procure some supplies through reverse auctions. We also use external agencies as third-party logistic providers. This has resulted in space and cost savings. Our initiatives to leverage information technology in supply chain activities have resulted in improved efficiency through real time information exchange and processing with our suppliers. We continue to explore saving opportunities through our supplier base using various mechanisms such as our ‘Value Addition and Value Engineering’ initiative and competitive sourcing.

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

The principal materials and components required for use in Jaguar Land Rover vehicles are steel and aluminum, in sheet (for in-house stamping) or externally in pre-stamped form, aluminum castings and extrusions, iron/steel castings and forgings and items such as alloy wheels, tires, fuel injection systems, batteries, electrical wiring systems, electronic information systems and displays, leather-trimmed interior components such as seats, cockpits and doors, plastic finishers and plastic functional parts, glass and consumables (paints, oils, thinner, welding consumables, chemicals, adhesives and sealants), rare earth minerals and fuels. Jaguar Land Rover also requires certain highly functional components, such as axles, engines and gear boxes for its vehicles, which are mainly manufactured by strategic suppliers. We have long-term purchase agreements for critical components, such as transmissions (ZF Friedrichshafen AG) and engines (Ford and Ford-PSA) The components and raw materials in Jaguar Land Rover cars include steel, aluminum, copper, platinum, palladium and a number of other commodities. Jaguar Land Rover has established contracts with certain commodity suppliers (e.g., Novelis) to cover its own and its suppliers’ requirements to mitigate the effect of price volatility and supply disruption. Special initiatives are also undertaken to reduce material consumption through value engineering and value analysis techniques.

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

Jaguar Land Rover has launched Range Rover, Range Rover Sport PHEVs and its first battery electric vehicle, the Jaguar I-PACE. The rollout of electrification across Jaguar Land Rover continues and by 2020, an electric option will be available across the model range. With the introduction of electric propulsion technology into Jaguar Land Rover vehicles as well as the manufacture of EDU’s and assembly of batteries by Jaguar Land Rover, the exposure to certain commodities (e.g., lithium, nickel, cobalt and rare earth minerals) may increase.

Although Jaguar Land Rover has commenced the production of its own “in-house” four cylinder diesel and gasoline engines, it currently continues to source some of its engines from Ford and the Ford-PSA Joint Venture on an arm’s-length basis. Supply agreements have been entered into with Ford as further set out below:

Suppliers

We have an extensive supply chain for procuring various components. We also outsource many manufacturing processes and activities to various suppliers. Where this is the case, we provide training to the external suppliers.

Our associate company, Tata AutoComp Systems Ltd., manufactures automotive components and collaborates with international manufacturers by setting up joint ventures with them.

In 2016, we introduced manufacturing site assessment (“MSA”) for India suppliers, a comprehensive supplier assessment process. The framework is broadly based on lead measures and lag measures to assess the suppliers’ capability to service our requirements. To facilitate financial oversight, MSA also integrates financial risk assessment.

We have initiated a supplier optimization initiative for Indian domestic suppliers. This initiative will rationalize the current supply base enabling scale cost benefits, improved quality and balance in volume cyclicality. This also improves supplier relationships, giving TML better access to technologies and support in vehicle development for new programs.

We have entered into long-term agreements with Ford for technology sharing, joint development and for providing technical support across a range of technologies focused mainly around powertrain engineering such that we may continue to operate according to our existing business plan. This includes the EuCD platform, a shared platform consisting of shared technologies, common parts and systems and owned by Ford, which is shared among Land Rover, Ford and Volvo vehicles.

Supply agreements, having end-stop dates to December 2020 at the latest, were entered into with Ford for (i) the long-term supply of engines developed by Ford, (ii) engines developed by us but manufactured by Ford and (iii) engines developed by the Ford-PSA Joint Venture. Purchases under these agreements are generally denominated in Euro and GBP.

Suppliers are appraised based on our long-term requirements through a number of platforms, such as vendor council meetings, council regional chapter meetings, national vendor meets and location-specific vendor meets. We also take efforts to assess supplier financial risk.

Capital and Product Development Expenditures

Our capital expenditures totaled Rs.342,236 million and Rs.415,103 million during Fiscal 2019 and Fiscal 2018, respectively. Our capital expenditures during the past two fiscal years related primarily to new product development and capacity expansion for new and existing products to meet market demand as well as investments toward improving quality, reliability and productivity that are each aimed at increasing operational efficiency.

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

As part of this future growth strategy, we plan to make investments in product development, capital expenditures in capacity enhancement, plant renewal and modernization and to pursue other growth opportunities. Our subsidiaries also have their individual growth plans and related capital expenditure plans. These expenditures are expected to be funded largely through cash generated from operations, existing investible surplus in the form of cash and cash equivalents, investment securities and other external financing sources.

Governmental Regulations

Governmental Regulations in India

Automotive Mission Plan, 2016-2026

The Automotive Mission Plan 2016-26 (“AMP 2026”) is the collective vision of the Government of India and the Indian automotive industry, in which the goal is for the vehicles, auto components, and tractor industries to reach certain size benchmarks over the next ten years and also contribute to India’s development, global footprint, technological maturity, competitiveness, and institutional structure and capabilities. AMP 2026 also seeks to define the trajectory of specific regulations and policies that govern research, design, technology, testing, manufacturing, imports/exports, sales, use, repair, and scrapping of automotive vehicles, components and services.

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

AMP 2026 envisages that the Government of India and the Indian automotive industry will work together to strengthen India’s position in the global automotive industry. AMP 2026 is intended to help the Indian automotive industry focus on its strengths and improve its competitiveness in select segments, achieve the annual production target of Rs.1,616,000 crores to Rs.1,889,500 crores in terms of its size, and establish its “Right to Win” on the global stage.

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

Auto Fuel Vision and Policy 2025

The Ministry of Petroleum and Natural Gas formed an expert committee under the chairmanship of Shri Saumitra Chaudhuri, a member planning commission, on December 19, 2012. Its objective was to recommend auto fuel quality applicable through model year 2025. The committee in its draft report has recommended Bharat Stage IV compliant fuel across the country by 2017 and Bharat Stage V compliant fuel with 10 ppm of sulfur to be made available from 2020 onward. The draft report proposes nationwide Bharat Stage V emission standards for new four-wheelers from model year 2020 and for all four-wheelers from model year 2021. It also recommends Bharat Stage IV emissions standards from model year 2024 onwards. In April 2014, the expert committee submitted its recommendations to the committee empowered by the Ministry of Petroleum and Natural Gas, which proposed the implementation of emission standards one year earlier than the expert committee’s recommendations, which would result in the implementation of Bharat Stage V emission standards starting in model year 2019 and Bharat Stage VI emissions standards starting in model year 2023. However, in January 2016, the Government of India decided to implement the Bharat Stage VI emission standards even earlier by skipping Bharat Stage V emission standards. As such, the Bharat Stage VI standards will be made applicable from April 1, 2020 to all categories of vehicles across India. This two stage migration is going to be a huge challenge from developmental and capex investment perspectives.

FAME Scheme

The Government of India announced the Faster Adoption and Manufacturing of Hybrid & Electric Vehicles (“FAME”). This scheme, in furtherance of the National Mission on Electric Mobility 2020 (“NEMMP”), is intended to support PHEV, or xEV, market development and its manufacturing network to achieve self-sustenance by focusing on four areas: (1) technology development, (2) demand creation, (3) pilot projects, and (4) public charging infrastructure. FAME envisions collaboration between the government, industry and academia to develop and promote the xEV market in India.

Central Motors Vehicles Rules, 1989

Chapter V of the Central Motor Vehicle Rules, 1989 (the “CMV Rules”) sets forth provisions relating to construction, equipment and maintenance of motor vehicles, including specifications for dimensions, gears, indicators, reflectors, lights, horns, safety belts and others. The CMV Rules govern emission standards for vehicles operating on CNG, gasoline, liquefied petroleum gas and diesel.

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

Emission and Safety in India

The Government of India, starting in April 2017, mandated Bharat Stage IV standards, which are equivalent to Euro IV standards, for all vehicles across India. All categories of our vehicles currently manufactured are compliant with Bharat Stage IV standards. Bharat Stage VI standards will be applicable across the country starting April 1, 2020.

The Supreme Court of India in its judgement, dated October 24, 2018, directed that no motor vehicle conforming to the emission standards of Bharat Stage IV shall be sold or registered in the entire country with effect from April 1, 2020. Hence, our product plan, migration, manufacturing and product launches are being synchronized to fulfill these requirements.

CAFE standards for M1 category vehicles

The CAFE standards are applicable to M1 category vehicles from April 1, 2017. As a result, we are required to demonstrate CAFE compliance for our Passenger Vehicles, Commercial Vehicles and EV M1 models. TML has successfully complied with the Phase 1 CAFE requirements for Fiscal 2017 and Fiscal 2018. Through the use of the CAFE calculator, we regularly monitor production volumes and process to ensure that organizational level CAFE compliance (which will require us to produce enough fuel-efficient models to compensate for those models having higher CO2 emissions in g/km) is established at all times during the year. Any non-compliance could lead to penalties, product recalls and/or other punitive measures. To support our compliance obligations, our overall product portfolio needs to be enhanced with the incorporation of electric and hybrid vehicles as well as the inclusion of environmental-friendly technological features in existing and forthcoming models.

Heavy Duty Fuel-Efficiency Norms

The Ministry of Power issued the final notification for Heavy Duty Fuel-Efficiency Norms for Diesel Vehicles of categories M3 and N3 with GVW of 12T and above. Every vehicle of the specified categories must meet fuel-efficiency targets mentioned in notification based on constant speed fuel consumption tests conducted at 40 km/h and 60 km/h. Phase 1 is applicable starting April 1, 2018 for vehicles complying with BS4 emission standards and Phase 2 will be applicable from April 1, 2021 for vehicles complying with Bharat Stage VI emission standards. However, the Ministry of Road Transport and Highways (“MoRTH”), which is the nodal agency for implementation of Heavy Duty Fuel Efficiency Norms, has not yet notified constant speed fuel consumption standards in CMV Rule.

Crash and other safety requirements for Motor Vehicles

India has a well-established regulatory framework administered by the MoRTH. Recently, the Government of India has embarked on a wide ranging program to institute standardized safety features for a variety of motor vehicles. Crash safety requirements, such as full frontal, offset frontal and lateral impact, have been made mandatory for all new models starting October 1, 2017 and from October 1, 2019 for all existing models of vehicle categories as specified in the individual standards. A pedestrian compliance program has been instituted for all new models from October 1, 2018 and for all existing models from October 1, 2020. Passenger Vehicles will require additional safety features such as driver airbag, safety belt reminders for driver and co-driver, reverse parking alert system, speed alert system and manual override for central locking system from July 1, 2019 onwards. Also the provisioning of child lock system has been prohibited in M1 transport category vehicles from July 1, 2019.

Anti-lock braking system (“ABS”) has been mandated for all M1 and M2 category Passenger Vehicles starting April 1, 2018 and April 1, 2019, for new models and existing models, respectively. The Government of India has also mandated advanced braking requirements for all motor vehicles which would become applicable progressively from 2021 onwards.

To facilitate informed consumer decision-making, the government is in the process of formulating the Bharat New Vehicle Safety Assessment Programme, a star-rating based system of safety assessment for Passenger Vehicles.

Fitment of vehicle location tracking system and emergency buttons have been mandated for national permit vehicles from November 2, 2018 and for all passenger public service vehicles from January 1, 2019.

Additionally, the MoRTH has also mandated the compliance with the Truck Body Code for all N2, N3 category vehicles in two phases (Phase I and Phase II) from October 1, 2018 and October 1, 2019, respectively. The MoRTH has issued the notification incorporating compliance with advanced requirements for fully-built buses manufactured on and after April 1, 2019 supplied by OE body builders. This calls for compliance to requirements such as acceleration, NVH limits, multiplexing for wiring harness and fitment of fire detection and suppression systems. The reverse parking alert system for all buses and trucks including small Commercial Vehicles has been mandated from April 1, 2020. Many revised standards are now being mandated for various component and system level requirements such as fuel tanks, mirrors, light signaling devices, steering gears and effort, retro reflective devices in Fiscal 2019 and Fiscal 2020. Also, MoRTH has mandated the fitment of high security registration plates by the vehicle manufacturer and dealers on all motor vehicles manufactured on or after April 1, 2019.

TML is working toward meeting all applicable regulations which we believe are likely to come into effect in various markets in the near future. We believe our vehicles also comply with the various safety regulations in effect in the other international markets where we currently operate.

India is a signatory to the 1998 UNECE Agreement on Global Technical Regulations and has voted in favor of all eleven global technical regulations (“GTRs”). TML works closely with the Government of India to participate in WP 29 World Forum Harmonization activities.

The 2019 Motor Vehicles Amendment Bill was passed in the Lok Sabha on July 23, 2019, but it is yet to be discussed and passed in the Rajya Sabha. This bill addresses vehicle recalls, road safety, traffic management and accident insurance, among other matters. In its current form, the bill imposes civil and criminal liability on manufacturers selling vehicles in contravention of the standards specified in the bill, or required by the government to recall their vehicles. The bill also proposes the creation of the National Road Safety Board to provide advice to the central and state governments on all aspects of road safety and traffic management.

The Essential Commodities Act, 1955

The Essential Commodities Act, 1955, as amended by the Essential Commodities (Amendment and Validation) Act, 2009 (the “Essential Commodities Act”) authorizes the Government of India, if it finds it necessary or expedient to do so, to provide for regulating or prohibiting the production, supply, distribution, trade and commerce in the specified commodities under the Essential Commodities Act, in order to maintain or increase supplies of any essential commodity or to secure their equitable distribution and availability at fair prices, or to secure any essential commodity for the defense of India or the efficient conduct of military operations. The definition of “essential commodity” under the Essential Commodities Act includes “component parts and accessories of automobiles”.

Environmental Regulations

Our manufacturing units must ensure compliance with various environmental statutes. Significant statutes for our business include the Water (Prevention and Control of Pollution) Act, 1974 and the Rules thereunder, the Air (Prevention and Control of Pollution) Act, 1981 and the Rules thereunder, the Environment Protection Act, 1986 and the Rules thereunder and the Hazardous and Other Wastes (Management and Transboundary Movement) Rules, 2016. The basic purpose of these statutes is to control, abate and prevent pollution. In order to achieve these objectives, pollution control boards (“PCBs”), which are vested with diverse powers to deal with water and air pollution and hazardous waste disposal, have been set up in each state. The PCBs are responsible for establishing standards for maintenance of clean air and water, directing the installation of pollution control devices in industries and undertaking inspection to ensure that units or plants are functioning in compliance with the standards prescribed. These authorities also have the power of search, seizure and investigation. All of our manufacturing plants are either in possession of current, valid Consents to Operate and Hazardous Waste Authorizations or are in the process of renewing the same from the respective PCBs of the states where they operate. In 2016, the Ministry of Environment, Forests & Climate Change (“MoEFCC”) under the Government of India re-vamped several national level legislations governing waste management. Specifically the Plastic Waste Management Rules 2016, the Bio-Medical Waste (BMW) Management Rules 2016, e-waste Management Rules-2016, and the Construction and Demolition (C&D) Waste Management Rules 2016. All our plants have analyzed these new regulations for its applicability and aligned their compliance practices accordingly.

The MoEFCC under the Government of India receives proposals for expansion, modernization and establishment of projects and the impact of such projects on the environment is assessed by the MoEFCC, before it grants environmental clearances for the proposed projects under the Environmental Impact Assessment Notification and Rules. All of our manufacturing plants have obtained environmental clearances for specific projects in the past as and when mandated.

We ensure that all prescribed standards are followed for management of waste and we have made significant investments toward pollution control and environmental protection at our manufacturing plants.

The Government of India intends to regulate end of life vehicles (“ELVs”), which would be applicable to Passenger Cars and two wheelers. The authorized collection and dismantling centers (“ACDCs”) would be equipped to handle Commercial Vehicles as well. The purpose of the ELV policy is to remove vehicles that are endangering the environment and public safety.

Recently, the Central Pollution Control Board has formulated the draft guidelines for environmentally sound management of end-of-life vehicles for implementation on the principle of shared responsibility that mandates the specific roles for the stakeholders in the EV value chain which includes government authorities, manufacturers, recyclers, dealers/ intermediaries, insurers and consumers.

Regulation of Imports and Exports

Regulation of quantitative restrictions on imports into India were liberalized with effect from April 1, 2001, pursuant to India’s World Trade Organization obligations, and imports of capital goods and automotive components were placed under the open general license category.

Automobiles and automotive components may, generally, be imported into India without a license from the Government of India subject to their meeting Indian standards and regulations, as specified by designated testing agencies. As a general matter, cars, UVs and SUVs in completely built up (“CBU”), condition may be imported at 60% basic customs duty. However, cars with cost, insurance and freight value of more than US$40,000 or with engine capacities greater than 3,000 cubic centimeters for petrol variants and 2,500 cubic centimeters for diesel variants or with both, may be imported at a 100% basic customs duty. Commercial Vehicles may be imported at a basic customs duty of 25% and components may be imported at a basic customs duty ranging from at 15% to 7.5%.

MoRTH issued the final notification regarding the acceptance of international standards (such as the United Nation Economic Commission for Europe (the “ECE”) or Japanese) for direct import of CKD units without any need of domestic type approval by amending provisions of CMV Rules 92 and 126. Under the modified rules, the compliance of such part, component or assembly shall be deemed to be established for the purpose of CMV Rules 124 and 126. Also Vehicle manufacturer can import unused RHD CBUs or CKDs directly or through their authorized representative, up to 2500 units of M1 and up to 500 units of other categories of vehicles annually, compliant with the international standard (the ECE or Japanese) without any need for domestic CMV Rules Type Approval for Sales and Registration.

The FDI Policy

Automatic approval for foreign equity investments up to 100% is allowed in the automobile manufacturing sector under the FDI Policy. See Item 10.D “Additional Information—Exchange Controls” for additional information relating to restrictions on foreign investment under Indian law.

Indian Taxes

See Item 10.E “Additional Information—Taxation” for additional information relating to our taxation.

Major Taxes Applicable on Goods up to June 30, 2017

Excise Duty

The Government of India imposes excise duty on cars and other motor vehicles and their chassis, for which rates vary from time to time and across vehicle categories reflecting the policies of the Government of India. The chart below sets forth a summary of excise duty rates as applicable as of June 30, 2017.

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

All vehicles and chassis are subject to the automobile cess, which is levied at 0.125%, on assessable value. Certain Passenger Vehicles are also subject to the National Calamity Contingent Duty, which is levied at 1% on assessable value. Infrastructure cess is applicable on certain vehicles falling under heading 8703 at 1% of assessable value in case of small cars-petrol/LPG/CNG, at 2.5% in case of small cars-diesel and at 4% in case of other motor vehicles.

Value Added Tax

The value added tax (“VAT”) has been implemented throughout India. VAT enables set-off on input tax credit of VAT paid on inputs by traders and manufacturers against the output VAT/Central Sales Tax (the “CST”) liability, thereby eliminating the cascading effect of taxation. Standard rate of VAT in general was prescribed as 5% and 12.5%, along with special brackets of 0%, 1%, 3%, 4%, 13.5%, 14% 14.5%, 15%, 20%, 22% and 23% have been announced for various categories of goods and commodities sold in/from the respective states and certain states have also introduced additional VAT of 1% to 3% on specified commodities, including automobiles.

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

In addition to VAT, the CST continues to exist, although it was proposed to be abolished in a phased manner. The CST rate was reduced to 2% in 2008-2009. There was no change in the CST rates after June 1, 2008 and the same rates continued as of June 2017.

Economic Stimulus Package and Incentives

Following the passage of the Fiscal 2014 budget, in February 2014, the Government of India further amended the central value added tax (“Cenvat”) rates. Until December 31, 2014, the Cenvat on small cars, trucks and buses was reduced to 8% and Cenvat on cars other than small cars was reduced to 20% or 24% from 24% or 27%, respectively. The Cenvat on UVs was reduced from 27% or 30% to 24%. The Cenvat for chassis, which was increased from 12% to 14% in the budget for the Fiscal 2013, was reduced to 9%.

The Government of India launched the NEMMP to encourage reliable, affordable and efficient electric vehicles that meet consumer performance and price expectations. Through collaboration between the government and industry for promotion and development of indigenous manufacturing capabilities, required infrastructure, consumer awareness and technology, the NEMMP aims to help India to emerge as a leader in the electric vehicle market in the world by 2020 and to contribute towards national fuel security.

Furthermore, the Ministry of Road Transport & Highways and the Bureau of Energy Efficiency in India finalized labeling regulations for the M1 category of vehicles, which includes Passenger Vehicles with nine seats or fewer.

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

Taxes Applicable from July 1, 2017

Goods and Services Tax

The introduction of the GST from July 1, 2017 was a very significant step in the field of indirect tax reforms in India. By subsuming a large number of central and state taxes into a single tax, the aim was to mitigate cascading or double taxation and pave the way for a common national market.

The salient features of GST are:

•	Applicable on “supply” of goods or services as against the earlier concept of tax on manufacture of goods or on sale of goods or on provision of services.

•	Based on the principle of destination based consumption taxation as against the present principle of origin-based taxation.

•	Dual GST with the center and the states simultaneously levying it on a common base.

•

Replaced the taxes earlier levied and collected by the center, namely: (a) central excise duty; (b) duties of excise (medicinal and toilet preparations); (c) additional duties of excise (goods of special importance); (d) additional duties of excise (textiles and textile products); (e) additional duties of customs (commonly known as CVD); (f) special additional duty of customs; (g) service tax; (h) cesses and surcharges insofar as they relate to supply of goods or services.

•

State taxes that were subsumed within the GST are (a) state VAT; (b) the CST; (c) purchase tax; (d) luxury tax; (e) entry tax (all forms); (f) entertainment tax (except those levied by the local bodies); (g) taxes on advertisements; (h) taxes on lotteries, betting and gambling; (i) state cesses and surcharges insofar as they relate to supply of goods or services.

The GST rates together with the GST compensation cess rates applicable to vehicles as of March 31, 2019 are listed below:

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

Environmental, fiscal and other governmental regulations around the world

Our Jaguar Land Rover business has significant operations in the United Kingdom, North America, Europe, China and other markets that have stringent and ever evolving regulations relating to vehicle emissions. Compliance with the proposed tightening of vehicle emissions regulations by the European Union may entail significant costs. Although Jaguar Land Rover is pursuing various technologies to meet the different environmental standards, the costs of compliance can be significant to its operations and may adversely and materially impact its business, financial condition and results of operations.

Article 50 of the Treaty of Lisbon was triggered on March 29, 2017 to start the process for the United Kingdom to leave the European Union. The general election on June 8, 2017, concluded in a hung parliament and resulted in the Conservatives forming a coalition government with the Democratic Unionist Party of Northern Ireland. The formation of a coalition government adds to the uncertainty emanating from the circumstances surrounding Brexit. This uncertainty has weighed on the economic performance of the United Kingdom with recent higher inflation leading to a rise of 0.25% in the base interest rate adding further pressure to economic growth. In addition, a rise in UK vehicle tax in April 2017 as well as higher taxes levied on diesel vehicles have adversely impacted automotive industry sales.

Greenhouse gas / CO2 / fuel economy legislation

Current legislation in Europe limits Passenger Car fleet average greenhouse gas emissions to 130 grams of CO2 per kilometer for 100% of new cars from 2015. Different targets apply to each manufacturer based on their respective fleets of vehicles and average weight. Jaguar Land Rover has received a permitted derogation from the weight-based target requirement available to small volume and niche manufacturers. As a result, Jaguar Land Rover is permitted to reduce emissions by 25% from 2007 levels rather than meeting a specific CO2 emissions target. Jaguar Land Rover had an overall 2015 target of an average of 178.0 grams of CO2 per kilometer for its full fleet of vehicles registered in the EU that year, with Jaguar Land Rover and Tata Motors Group monitored as a single “pooled” entity for compliance with this target (for Jaguar Land Rover alone, this number is 179.8 g/km). In the European Environment Agency report “Monitoring of CO2 emission from Passenger Cars—Data 2016—Final data” our fleet delivered 150 grams of CO2 per kilometer, well below the mandated target.

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

In the United States, both CAFE standards and greenhouse gas emissions standards are imposed on manufacturers of passenger cars and light trucks. The NHTSA has set the federal CAFE standards for Passenger Car and light trucks to meet an estimated combined average fuel economy level of 35.5 miles per U.S. gallon for 2016 model year vehicles. Meanwhile, the U.S. Environmental Protection Agency (the “EPA”) and the NHTSA issued a joint rule to reduce the average greenhouse gas emissions from Passenger Car, light trucks and medium-duty Passenger Vehicles for model years 2012 to 2026 to 250 grams of CO2 per mile, approximately 6.63L/100km or 35.5 miles per U.S. gallon if the requirements were met only through fuel economy standards. The U.S. federal government extended this program to cars and light trucks for model years 2017 through 2025, targeting an estimated combined average emissions level of 243 grams of CO2 per mile in 2017 and 163 grams per mile in 2025, which is equivalent to 54.5 miles per gallon if achieved exclusively through fuel economy standards. However, in August 2018 the EPA and the NHTSA issued a Notice of Proposed Rule Making to amend CAFE and greenhouse gas targets for 2021 to 2026 model year inclusive under the new “Safer Affordable Fuel-Efficient” standards program directed by the Trump administration. Among many proposals was the relaxation of targets as well as other detail changes. Jaguar Land Rover responded to the 60-day comment period and the formal response to comments from the EPA and the NHTSA are expected during April 2019. In addition, many other markets either have or will shortly define similar greenhouse gas emissions standards, including Brazil, Canada, China, the European Free Trade Association, India, Japan, Mexico, Saudi Arabia, South Korea, Switzerland and Taiwan.

Although California is currently empowered to implement more stringent greenhouse gas emissions standards, it has, so far, elected to accept the existing U.S. federal standards for compliance with the state’s own requirements. The California Air Resources Board enacted regulations that deem manufacturers of vehicles for model years 2012 through 2016 that were in compliance with the EPA greenhouse gas emissions regulations to also be in compliance with California’s greenhouse gas emission regulations. In November 2012, the California Air Resources Board accepted the federal standard for vehicles with model years 2017 to 2025 for compliance with the state’s own greenhouse gas emission regulations. The “Safer Affordable Fuel-Efficient” standards program looks to revoke California’s waiver to implement its own greenhouse gas standards in favor of a single national standard with no state by state waiver or opt out.

However, California is moving forward with other stringent emission regulations for vehicles, including the zero emission vehicle regulation (the “ZEV”), which requires manufacturers to increase their sales of ZEVs year-on-year, up to an industry average of 22% of vehicles sold in the state by 2025. The precise sales required in order to meet a manufacturer’s obligation in any given model year depend on the size of the manufacturer and the level of technology sold (for example, transitional zero emission technologies, such as PHEVs, can account for at least a proportion of a manufacturer’s obligation, but these technologies earn compliance credits at a different rate from pure ZEVs). Other compliance mechanisms are available under ZEV, such as banking and trading of credits generated through the sale of eligible vehicles. Again the Safer Affordable Fuel-Efficient” standards program looks to revoke California’s waiver to implement its own ZEV regulation and the subsequent adoption by other states under the EPA Clean Air Act Section 177. We understand various existing “Section 177 States” have declared their intentions to challenge the “Safer Affordable Fuel-Efficient” standards program in court, so even once the EPA and the NHTSA announce their program expected in April 2019, we expect long a complex litigation process to ensue before final standards are agreed or enacted.

Jaguar Land Rover is fully committed to meeting these current, as yet unmodified standards and any ensuing standards, technology deployment plans incorporated into cycle plans are directed at achieving these standards. These plans include the use of lightweight materials, including aluminum, which will contribute to overall lighter vehicles, thereby improving fuel-efficiency, reducing parasitic losses through the driveline and improvements in aerodynamics. The plans also include the development and installation of smaller and more efficient engines in existing Jaguar Land Rover vehicles and other drivetrain efficiency improvements, including the use of eight-speed or nine-speed transmissions in some of Jaguar Land Rover’s vehicles. Jaguar Land Rover continues to introduce smaller vehicles such as the Jaguar XE, its most fuel-efficient Jaguar yet and to continue lightening new models as demonstrated with the aluminum construction of the all-new Discovery Sport. The technology deployment plans also include the research, development and deployment of hybrid-electric vehicles. These technology deployment plans require significant investment. Local excise tax initiatives are a key consideration in ensuring Jaguar Land Rover products meet customer needs for environmental footprint and cost of ownership concerns as well as continued access to major city centers (such as London and Paris’ Ultra Low Emission Zones and similar low emissions areas being contemplated in other major urban centers).

Non-greenhouse gas emissions legislation

The European Union has adopted Euro 6, the latest in a series of more stringent standards for emissions of other air pollutants from Passenger Vehicles and Light Commercial Vehicles, such as nitrogen oxide, carbon monoxide, hydrocarbons and particulates. Euro 6 incorporates the introduction of real driving emissions (“RDE”), as a complement to laboratory testing to measure compliance. As a first step, manufacturers will be required to reduce the discrepancy between laboratory compliance values and RDE procedure values to a conformity factor of a maximum of 2.1 (110%) for new models by September 2017 for Passenger Cars and by September 2018 for Light Commercial Vehicles. Following that, manufacturers will be required to reduce this discrepancy to a conformity factor of a maximum of 1.43 (43%) by January 2020 for new models of Passenger Cars and by January 2021 for new models of Light Commercial Vehicles. On December 13, 2018, the European Court of Justice declared that the European Commission had no power to amend the oxides of nitrogen limits under Euro 6 RDE tests by applying correction factors. (The correction/conformity factors amount to amending the limits.) Furthermore, even if technical constraints justified the approach taken, the approach taken made it impossible to know whether the Euro 6 standard is complied with during the tests. The cities of Paris, Brussels and Madrid brought an action for annulment of the not-to-exceed emission limits for oxides of nitrogen under the Euro 6 standard’s RDE tests. These limits were applied to the limits in the standard in order to take account of statistical and technical uncertainties in the RDE tests. Hungary has declared its plans to appeal the ruling.

Starting in 2017, there was a move to the new WLTP in Europe to address global concerns on more customer-correlated fuel economy certified levels as well as air quality concerns. It is expected that other countries will follow suit and introduce similar requirements. All programs are fully compliant.

In California, the low-emission vehicle (“LEV3”) regulations as well as the ZEV regulations place ever-stricter limits on emissions of particulates, nitrogen oxides, hydrocarbons, organics and greenhouse gases from Passenger Cars and light trucks. These regulations require ever-increasing levels of technology in engine control systems, on-board diagnostics and after treatment systems affecting the base costs of our powertrains. California’s LEV3 and ZEV regulations cover model years 2015 to 2025. Additional stringency of evaporative emissions also requires more-advanced materials and joints solutions to eliminate fuel evaporative losses, all for much longer warranty periods (up to 150,000 miles in the United States).

In addition, in April 2014, the Tier 3 Motor Vehicle Emission and Fuel Standards issued by the EPA (“Tier 3”) were finalized. With Tier 3, the EPA has established more stringent vehicle emissions standards broadly aligned to the LEV3 standards for 2017 to 2025 model year vehicles. The EPA made minor amendments to these Tier 3 standards in January 2015.

While Europe and the United States lead the implementation of these emissions programs, other nations and states typically follow on with adoption of similar regulations two to four years thereafter. For example, China’s Stage IV targets a national average fuel consumption of 5.0L/100km by 2021. In response to severe air quality issues in Beijing and other major Chinese cities, the Chinese government adopted more stringent emissions standards beginning in 2019.

To comply with the current and future environmental standards, we may have to incur substantial capital and research and development expenditures to upgrade products and manufacturing facilities, which would have a material and adverse impact on our cost of production and results of operations.

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

Vehicle safety legislation

Jaguar Land Rover’s products are certified in all markets in which they are sold and compliance is achieved through vehicle certification in respective countries. Many countries use, and in many instances adopted into their own regulatory frameworks, the regulations and technical requirements provided through the ECE series of vehicle regulations.

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

These standards add to the cost and complexity of designing and producing vehicles and equipment. In recent years, the NHTSA has mandated, among other things:

•

a system for collecting information relating to vehicle performance and customer complaints, as well as data from foreign recalls to assist in the early identification of potential vehicle defects as required by the Transportation Recall Enhancement, Accountability, and Documentation Act; and

•	enhanced requirements for frontal and side impact, including a lateral pole impact.

Furthermore, the Cameron Gulbransen Kids Transportation Safety Act of 2007 requires the NHTSA to enact regulations related to rearward visibility and brake-to-shift interlock, and to consider regulating the automatic reversal functions on power windows. The costs to meet these proposed regulatory requirements may be significant.

As of July 27, 2018, Jaguar Land Rover has one issue under investigation by the NHTSA. The investigation concerns a defective condition in the electronically-controlled door latch system while certain vehicles were in motion. Jaguar Land Rover is co-operating fully with the NHTSA and has submitted its response to the NHTSA.

While vehicle safety regulations in Canada are similar to those in the United States, many other countries have requirements different from those in the United States. The differing requirements among various countries create complexity and increase costs such that the development and production of a common product that meets the country regulatory requirements of all countries is not possible. GTRs developed under the auspices of the United Nations, continue to have an increasing impact on automotive safety activities, as indicated by the European Union legislation. In 2008, GTRs on electronic stability control, head restraints and pedestrian protection were each adopted by the United Nations World Forum for the Harmonization of Vehicle Regulations, and are now in different stages of national implementation. While global harmonization is fundamentally supported by the automobile industry in order to reduce complexity, national implementation may still introduce subtle differences into the system.

Insurance Coverage

The Indian insurance industry is predominantly state-owned and insurance tariffs are regulated by the Indian Insurance Regulatory and Development Authority. We have insurance coverage which we consider reasonably sufficient to cover all normal risks associated with our operations, including business interruptions, and which we believe are in accordance with industry standards in India. We have obtained coverage for product liability for some of our vehicle models in several countries to which we export vehicles. TDCV has insurance coverage as is required and applicable to cover all normal risks in accordance with industry standards in South Korea, including product liability. We have also taken insurance coverage on directors and officer’s liability to minimize risks associated with international litigation for us and our subsidiaries.

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

Export Promotion Capital Goods

Since Fiscal 1997, we have benefited from participation in the Export Promotion Capital Goods Scheme (the “EPCG Scheme”), which permits us to import capital equipment under a special license at a substantially reduced customs duty. Our participation in this scheme is subject to us fulfilling an obligation to export goods manufactured or produced by the use of capital equipment imported under the EPCG Scheme to the value of a multiple of the cost plus insurance and freight value of these imports or customs duty saved over a period of 6 and 8 years from the date of obtaining the special license. We currently hold 32 licenses (excluding redeemed licenses) which require us to export our products of a value of approximately Rs. 39.93 billion between the years 2016 to 2025, and we carefully monitor our progress in meeting our incremental milestones. After fulfilling some of the export obligations as per provisions of foreign trade policy, as of March 31, 2019, we have remaining obligations to export products worth approximately Rs. 21.20 billion by March 2025. In the event that the export obligation under the EPCG Scheme is not fulfilled, we would have to pay the differential between the reduced and normal duty on the goods imported along with interest. In view of our past record of exceeding our export milestones, and our current plans with respect to our export markets, we do not currently foresee any impediments to meeting our export obligation in the required time frame.

Legal Proceedings

In the normal course of business, we face claims and assertions by various parties. We record a liability for all claims where a potential loss is probable and capable of being estimated. We disclose such matters in our financial statements if they are material. We disclose potential losses that are considered reasonably possible but less than probable in our financial statements. However, we do not record a liability in our financial statements unless the loss becomes probable. If certain new developments arise, such as a change in law or a ruling against us, we may need to make provisions in our financial statements, which could adversely impact our reported financial condition and results of operations. If we are required to pay all or a portion of a significant claim, there could be a material adverse effect on our business and profitability. Certain claims that are above Rs.200 million are described in Note 36 to our consolidated financial statements included in this annual report on Form 20-F. Certain claims that are below Rs.200 million pertain to indirect taxes, labor and other civil cases. Other claims against us pertain to motor accidents in India involving vehicles that were damaged in accidents while being transferred from our manufacturing plants to regional sales offices, product liability claims and consumer complaints. Some of these other claims relate to the replacement of vehicles parts and/or compensation for deficiencies in services provided by us or our dealers.

Capital investments underway as of March 31, 2014, included the investment of Rs.3,098.8 million to build an automobile manufacturing facility at Singur in West Bengal for Nano project. In October 2008, we moved the Nano project from Singur in West Bengal to Sanand in Gujarat. In June 2011, the newly elected Government of West Bengal (the “West Bengal Government”) enacted a law known as the Singur Land Rehabilitation & Development Act, 2011 and by virtue of the provisions of this Act the West Bengal Government took possession of land. We challenged the law’s constitutionality. In June 2012, the Calcutta High Court declared the law unconstitutional and restored our rights under the land lease agreement. The West Bengal Government filed an appeal in the Supreme Court of India in August 2012.

The appeal is ongoing, and the timeline for its resolution is uncertain and the result is uncertain. In Fiscal 2015, our management made a provision for carrying the capital cost of buildings at Singur amounting to Rs.3,098.8 million, excluding other assets (such as electrical installations) and expenses written off/provided in earlier years, security expenses, lease rent and claim for interest on the whole amount (including Rs.3,098.8 million).

There are two main issues in the case: (i) the West Bengal Government’s acquisition of the land from the original landowners (ii) and the leasing of the acquired land by the West Bengal Government to TML. In January 2008, the Calcutta High Court upheld the West Bengal Government’s acquisition of the land for the purpose of leasing it to TML to set up the plant for manufacturing Tata Nano vehicles. The losing parties appealed the Calcutta High Court’s judgment to the Supreme Court of India. In August 2016, the Supreme Court of India declared the acquisition of the land for the project by the West Bengal Government illegal and directed that the land be returned to the landowners. Because the Supreme Court of India held that the land acquisition was illegal, the West Bengal Government’s subsequent appeal regarding the Singur Act’s constitutionality before the Supreme Court of India was rendered moot and withdrawn. The Supreme Court of India’s decision also rendered the West Bengal Government’s lease of the land to TML unviable. However, the lease agreement contained a clause stating that, if the acquisition was deemed illegal, the West Bengal Government would indemnify TML for the capital cost it had incurred on the site. The lease agreement also provided for arbitration as a mechanism to resolve any dispute between TML and the West Bengal Government.

When TML raised its claim for compensation for indemnification for capital and other costs, the West Bengal Government declined to grant the same. TML sought arbitration pursuant to the lease agreement in order to resolve the dispute. After arbitration commenced, TML filed its claim for compensation before the arbitral tribunal comprising two retired judges from the Calcutta High Court and presided over by a retired judge from the Supreme Court of India. The arbitration proceedings before the arbitral tribunal have started in May 2019.

The CCI initiated an inquiry against us and other car manufacturers (collectively, the “Indian OEMs”) pursuant to allegations that the Indian OEMs engaged in anticompetitive conduct by not making genuine spare parts of automobiles manufactured by the Indian OEMs freely available in the open market in India. In an order dated August 25, 2014, the CCI held that the Indian OEMs had violated the provisions of Sections 3 and 4 of the Competition Act, 2002, and imposed a penalty of 2% of the average total revenues for three years. Subsequently, we and other Indian OEM’s filed a writ petition before the Delhi High Court challenging the constitutionality of Sections 22(3) and 27(b) of the Indian Competition Act, under which the order was passed and the penalty imposed.

In April 2019, the Delhi High Court directed the petitioners to approach the National Company Law Appellate Tribunal (“NCLAT”) for further deliberation on the merits. TML has filed a special leave petition before the Supreme Court of India challenging the Delhi High Court’s order, which was admitted by the Supreme Court of India. The Supreme Court of India has also continued the stay on recovery of the penalty imposed by the CCI. Further hearings on the matter are expected to be held later in the year.

A SEBI Order, dated March 6, 2018, directed TML to conduct an internal inquiry within three months into the leakage of information relating to its financial results for the quarter ended December 2015 and to take appropriate actions against those responsible. TML hired Ernst & Young LLP to conduct an internal investigation. The report was submitted to SEBI on June 11, 2018. There has been no further communication from SEBI.

The Company, consequent to an order of the Supreme Court of India in the case of R.C Gupta and Ors. Vs Regional Provident Fund Commissioner, Employees Provident Fund Organization and Ors, evaluated the impact on its employee pension scheme and concluded that this is not applicable to us based on external legal opinion and hence it is not probable that there there will be an outflow of resources. The Company filed an intervention application with the Supreme Court of India on April 2019.

C. Organizational Structure.

Tata Sons—Our Promoter and its Promoted Entities

Tata Sons holds equity interests in its promoted companies engaged in a wide range of businesses. The entities promoted by Tata Sons, including Tata Motors Limited, are based substantially in India and had aggregate revenues in excess of US$100 billion for the financial year ending March 2019. The businesses of entities promoted by Tata Sons can be categorized under ten business sectors, information technology, steel, automotive, consumer and retail, infrastructure, financial services, tourism and travel, aerospace and defence, telecom and media and trading and investments.

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

Over the years, the operations of the entities promoted by Tata Sons have expanded to encompass a number of major industrial and commercial enterprises, including Indian Hotels Company Limited (1902), Tata Steel Limited (1907), Tata Power Company Limited (1910), Tata Chemicals Limited (1939), and Tata Motors Limited (1945). Other Tata entities include Voltas Limited (1954) and Tata Global Beverages Ltd. (1962), along with its UK-based Tetley tea business.

Tata Consultancy Services Limited (“TCS”), a subsidiary of Tata Sons which started its operations in the 1960s as a division of Tata Sons and later became a listed public company, is a leading software service provider in India and several countries abroad and the first Indian software firm to breach the US$100 billion market capitalization mark. TCS has delivery centers around the globe including the United States, the United Kingdom, Hungary, Brazil, Uruguay, China, Europe, Asia Pacific, Latin America, as well as India.

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

Some of the other companies promoted by Tata Sons include: Titan Company, established in 1984, which manufactures India’s largest and best-known range of personal accessories, such as watches, jewelry, sunglasses, and prescription eyewear, and excels in precision engineering; Tata Housing Development Company, established in 1984, a real estate developer in India; Tata AIA Life Insurance Company, established in 2001, which is a joint venture between Tata Sons and AIA Life Group Ltd., Tata AIG General Insurance Company, established in 2001, which provides non-life insurance solutions to individuals, groups and corporate houses in India; Tata Capital, established in 2007, a systemically important non-deposit taking NBFC and a core investment company registered with the RBI, that services the financial needs of retail and institutional customers in India; Tata Realty and Infrastructure Limited, established in 2007, which is an Infrastructure and Real Estate developer; AirAsia (India) Limited, a joint venture established in 2013, which is a low cost airline; Tata SIA Airlines Limited, a joint venture established in 2013 which is engaged in full service scheduled passenger airline services; Tata Advanced Systems Limited, established in 2006 and its subsidiaries which are, inter alia, engaged in activities including scientific, technical and research and development activities, manufacturing, testing and experimenting equipment, and components, in the field of advanced defense technologies, security systems, aerospace and aerostructures.

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

Companies which have subscribed to the Tata Brand Equity & Business Promotion Scheme pay an annual subscription fee to use the “TATA” business name and trademarks and participate in and gain from the promotion of the Tata brand equity as well as avail themselves of various services including legal, human resources, economics and statistics, corporate communications and public affairs services organized by Tata Sons. We believe that we benefit from the use of and association with the “TATA” brand identity and accordingly, Tata Motors Limited and certain of its subsidiaries have subscribed to the Tata Brand Equity & Business Promotion Agreement and pay an annual subscription fee to Tata Sons which is in the range of 0.15% to 0.25% of the annual net income (defined as net revenues exclusive of excise duties and other governmental taxes and non-operating income), subject to a ceiling of 5% of annual profit before tax (defined as profit after interest and depreciation but before income tax), each calculated on a standalone basis for these entities. In some of the past years, Tata Sons has lowered the absolute amount of subscription fee in light of its outlay for activities related to brand promotion and protection in those years. In Fiscal 2014, Fiscal 2015, Fiscal 2017 and Fiscal 2018, no amount was paid in view of losses of Tata Motors Limited calculated on a standalone basis. Pursuant to our licensing agreement with Tata Sons, we have also undertaken certain obligations for the promotion and protection of the Tata brand identity licensed to us under the agreement. The agreement can be terminated by written communications between the parties or by Tata Sons upon our breach of the agreement and our failure to remedy such a breach, or by Tata Sons upon providing six months’ notice for reasons to be recorded in writing. The agreement can also be terminated by Tata Sons upon the occurrence of certain specified events, including liquidation of Tata Motors Limited.

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

Some of the entities promoted by Tata Sons hold shares in other companies promoted by Tata Sons. Similarly, some of the Company’s directors may hold directorships on the boards of Tata Sons and/or other entities promoted by Tata Sons. However, there are no voting agreements, material supply or purchase agreements or any other relationships or agreements that have the effect of binding us with other entities promoted by Tata Sons at management, financial or operational levels. With the exception of Tata Steel, which under the Articles of Association has the right to appoint one Director on the Board, neither Tata Sons nor its subsidiaries have any special contractual or other power to appoint Directors or management. They have only the voting power of their respective shareholdings in Tata Motors. Except as set forth in the tables below under the heading “Subsidiaries and Affiliates” and except for approximately a 15.37% equity interest in Tata Services Ltd., a 17.29% equity interest in Tata International Limited and a 10.47% equity interest in Tata Industries Limited, our shareholdings in other entities promoted by Tata Sons are generally insignificant as a percentage of their respective outstanding shares or in terms of the amount of our investment or the market value of our shareholdings of those companies.

Subsidiaries and Affiliates

The subsidiaries, joint operation and equity method affiliates and joint ventures of Tata Motors Limited that together with Tata Motors Limited form the Tata Motors Group as of March 31, 2019 are set forth in the chart below:

(1)	Increased shareholding in Trilix S.r.l. from 80% to 100% with effect from December 6, 2018.
(2)	These subsidiaries are based in many countries outside India.
(3)

Holding Company of Jaguar Land Rover Automotive Plc, Tata Daewoo Commercial Vehicle Co. Limited, Tata Motors (Thailand) Limited, Tata Motors (SA) (Proprietary) Limited, PT Tata Motors Indonesia and TMNL Motor Services Nigeria Limited.

(4)

TML Holdings Pte. Limited increased its shareholding from 95.49% to 95.81% on account of further allotment of 2,500,000 shares with effect from April 2, 2018 and from 95.81% to 95.87% on account of further allotment of 548,000 shares with effect from November 22, 2018.

(5)	Holding in its subsidiary, Tata Daewoo Commercial Vehicle Sales and Distribution Co. Ltd. is 100%.
(6)	Holding 99.997% in PT Tata Motors Distribusi Indonesia, a subsidiary, alongwith TML Holdings Pte. Ltd. holding 0.003%.
(7)

Shareholding in Tata Technologies Limited decreased from 72.29% to 72.28% on account of further allotment of 6,188 shares to another shareholder on April 20, 2018. The holdings in these 12 subsidiaries ranges between 72.28% and 72.34%.

(8)	Holds indirectly 100% equity shareholding in Tata Motors Finance Limited and Tata Motors Finance Solutions Limited.
(9)	Equity shareholding increased from 13.26% to 26% because of further equity investment of GB£100,000 on April 30, 2018.
(10)	The holding in these 13 subsidiaries ranges between 19% to 26% and holdings in 7 joint ventures ranges between 6.63% to 13%.
(11)	Acquired 26% equity stake with effect from July 10, 2018.
(12)	Holding in its subsidiary, Chery Jaguar Land Rover Auto Sales Company Limited, is 100%.
(13)	An affiliate of Tata Technologies Limited.

Out of the above, the following are the Company’s three significant subsidiaries as defined under Regulation S-X:

Name	Country of Incorporation	Ownership Interest / Voting Power
Jaguar Land Rover Automotive Plc	United Kingdom	100%
Jaguar Land Rover Limited	United Kingdom	100%
Jaguar Land Rover Holdings Limited	United Kingdom	100%

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

The manufacturing facilities of TDCV are based in Gunsan, South Korea. TDCV has received the ISO/TS 16949 certification, an international quality systems specification given by SGS UK Ltd., an International Automotive Task Force accredited certification body. It is the first South Korean automobile OEM to be awarded an ISO/TS 16949 certification.

Fiat India Automobiles Private Limited, our joint arrangement with the FCA, has its manufacturing facility located in Ranjangaon, Maharashtra. The plant is used for manufacturing Tata and Fiat branded cars and engines, and transmissions for use by both partners.

Through Jaguar Land Rover, we currently operate four principal automotive manufacturing facilities in the United Kingdom at Solihull, Castle Bromwich, Halewood and the EMC at Wolverhampton, as well as two product development facilities in the United Kingdom at Gaydon and Whitley. Most of these facilities are owned as freehold estates or are held through long-term leaseholds, generally with nominal rents. In December 2015, Jaguar Land Rover announced an initial investment of GBP1 billion to build a manufacturing facility in Slovakia (owned as a freehold estate), which opened in October 2018 and currently produces the Land Rover Discovery. Jaguar Land Rover also owns a joint venture manufacturing plant under our China Joint Venture, in Changshu, near Shanghai, as part of a RMB10.9 billion investment that also includes a new research and development center, which opened in October 2014. A new engine plant producing Jaguar land Rover’s 2.0-Liter Ingenium petrol engines opened in July 2017 for installation into vehicles manufactured by the China Joint Venture. Jaguar Land Rover also opened a new manufacturing facility in Brazil in June 2016, which manufactures the Range Rover Evoque and Discovery Sport for the Brazilian market. Jaguar Land Rover now produces the I-PACE battery electric vehicle and the new Jaguar E-PACE in Graz, Austria under its manufacturing partnership with Magna Steyr.

Tata Motors (SA) (Proprietary) Limited, our joint venture with Tata Africa Holdings (SA) (Proprietary) Ltd. for the manufacture and assembly operations of our LCVs and MHCVs in South Africa, owns and operates a manufacturing facility located in Rosslyn, South Africa.

Description of environmental issues that may affect our utilization of facilities

Tata Commercial Vehicles and Tata Passenger Vehicles

Automobile industry is exposed to regulatory risks related to climate change. The design and development of fuel-efficient vehicles and vehicles running on alternative renewable energy has become a priority because of fossil fuel scarcity, escalating price and growing awareness about energy efficiency among customers.

We have implemented our climate change policy that addresses key climate change issues related to products, processes and services, and we are committed to reduce the greenhouse gas emissions throughout the lifecycle of our products. Our sustainability strategy is aligned with global and national policies of future mobility solutions. Accordingly, we are extensively working on low carbon product development across our Commercial Vehicle and Passenger Vehicle segments. We have already launched a range of advanced technology vehicles, which would not only help mitigation of climate change risk, but also curb rising urban air pollution.

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

India, as a party to the United Nations Framework Convention on Climate Change, 1992 and its Kyoto Protocol, 1997, has been committed to addressing the global problem on the basis of the principle of “common but differentiated responsibilities” of the member parties. The United Nations 21st Conference on Climate Change, Conference of the Parties was held in Paris from November 30, 2015 to December 11, 2015. The Honorable Prime Minister Narendra Modi highlighted India’s commitment to reduce its emission intensity to 33% to 35% by 2030 compared to 2005 levels, through nationally determined development measures and priorities.

We are continually developing products to meet the current and future emission standards in India and other countries. In order to manage regulatory and general risks of climate change, we are increasingly investing in the design and development of new advanced technologies. With the growing need for fuel-efficiency and reducing on road emission for vehicles, innovative technologies are needed to support the changing scenario and achieving targets. We are evaluating several xEV options through different technologies as part of long-term strategy. The technologies vary from mild hybrids in one segment to a fuel cell in others, which we have demonstrated in Auto Expo from time to time. We have developed a range of electric vehicles, such as the IRIS EV, Magic EV, 12m Urban Electric Bus, Tiago EV and Tigor EV, along with E-Vision concept electric vehicle, which we showcased at Geneva International Motor show in March 2018.

We also continued our research and development efforts in developing vehicles which are powered by alternate fuels like CNG, LPG, biodiesel and hydrogen. We are working on LNG and dual fuel technologies which provide an alternative to pure diesel technologies. The European Union has phased out high Global Warming Potential (“GWP”) refrigerant HFC-134a from mobile air conditioning systems from January 2017. In this regard, TML is proactively exploring the use of alternate low GWP refrigerants like HFO 1234yf, HFC-152a in mobile air conditioning systems.

In order to deal with the challenges posed by climate change, we are striving hard to reduce carbon footprint of our manufacturing operations. Pursuant to our commitment to climate change mitigation, we are a signatory to the RE100, a global collaborative initiative of influential businesses committed to usage of 100% renewable electricity. We have made substantial investments in the area of wind and solar power to increase our renewable energy capacity. We have signed power purchase agreements with renewable energy producers. In addition to renewable energy, we have taken several energy conservation initiatives, which helped us in reducing our greenhouse gas emissions. Besides energy and carbon, we are working on zero waste to landfill/incineration through the ‘Value from hazardous Waste’ initiative. The ‘Zero Liquid Discharge’ is another initiative directed to recycle/reuse treated effluent so as to reduce water consumption. All our manufacturing facilities in India are certified for ISO-14001.

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

Jaguar Land Rover’s business and manufacturing processes result in the emission of greenhouse gases such as CO2. We expect requirements to reduce greenhouse gases to become increasingly more stringent and costly to address over time. For example, the European Union Emissions Trading Scheme (“EU ETS”), a European Union wide system in which allowances to emit greenhouse gases are issued and traded, is now in Phase 3 (2013 to 2020) and currently applies to three manufacturing facilities in the United Kingdom, and will apply to our facility in Slovakia once complete. We have managed our EU ETS allowances during previous phases of the EU ETS scheme and use these remaining allowances from these earlier phases to meet our compliance requirements. The automotive sector has also been given recognition of being at risk of “carbon leakage” in accordance with the EU ETS rules. This means that we will receive an increase in free allowances from 2015 and 2019. As a consequence of these actions, we currently project that we will reach the end of Phase 3 without the need to purchase EU ETS carbon allowances. In the current draft Phase 4 legislation, to be in effect from 2021 to 2030, all organizations in the EU ETS scheme will see free allowances diminish to zero by 2030, so we project that we will be required to purchase EU ETS allowances in Phase 4 of the scheme, potentially at substantial cost. The carbon leakage allocation will also cease in Phase 4. This forecast is subject to further evaluation of the United Kingdom’s vote to leave the European Union and its impact on the regulated carbon schemes. In any event, there will be a cost to purchase credits in Slovakia and that is currently being assessed.

Jaguar Land Rover has a climate change agreement in the United Kingdom, which covers Jaguar Land Rover’s three vehicle manufacturing plants and one of our Special Operations facilities. This requires us to deliver a 15% reduction in energy use per vehicle by 2020 compared to the 2008 baseline.

Jaguar Land Rover is also registered as a participant in the CRC Energy Efficiency Scheme (the “CRC Scheme”), which regulates emissions from electricity and gas use in our non-vehicle manufacturing activities in the United Kingdom. Jaguar Land Rover purchased carbon allowances under this scheme for the first time in 2015 and in each year thereafter, most recently in Fiscal 2019 in respect of the 2017-18 scheme year. Changes to the energy taxation regime in the United Kingdom saw the removal of the CRC Scheme from the end of the 2018-2019 scheme year. Her Majesty’s Treasury advised that any changes to the energy tax regime would need to be cost neutral and consequently, Jaguar Land Rover will see an increase in climate change levy paid on the energy we consume in lieu of the removal of CRC in Fiscal 2019-20. Jaguar Land Rover will purchase the remaining carbon allowances required under the CRC Scheme by October 2019.

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

In Jaguar Land Rover’s overseas facilities prior to purchase Jaguar Land Rover undertook studies that informed us of the presence of contamination or otherwise in the ground prior to development. In Brazil, Jaguar Land Rover’s manufacturing site is adjacent to a facility (the “Itatiaia West” site), where organic solvent contamination of the ground had previously occurred. We have purchased the Itatiaia West site and are currently progressing relevant permits for operation and developing plans for further remediation of the organic solvent contamination. The Itatiaia West site is listed on the Environmental Regulators site (Instituto Estadual do Ambiente) as contaminated.

Jaguar Land Rover’s manufacturing operations and sales may be subject to potential physical impacts of climate change, including changes in weather patterns and an increased potential for extreme weather events, which could affect the manufacture and distribution of Jaguar Land Rover’s products and the cost and availability of raw materials and components. It could also affect transportation preferences, the demand for Jaguar Land Rover’s products and result in additional greenhouse gas regulation that could increase Jaguar Land Rover’s operating costs.

Production Capacity

The following table shows our production capacity as of March 31, 2019 and production levels by plant and product type in Fiscal 2019 and Fiscal 2018:

	As of March 31, 2019	Year ended March 31,
	Production Capacity	2019	2018
		Production (Units)
Tata Motors Plants in India[1]
Medium and Heavy Commercial Vehicles, Light Commercial Vehicles, Utility Vehicles and Passenger Cars	1,429,700	677,095	601,695
Jaguar Land Rover[2,5]
Utility Vehicles, Passenger Cars	776,000	492,372	549,891
Other subsidiary companies’ plants (excluding Jaguar Land Rover)[3]
Medium and Heavy Commercial Vehicles, buses, bus bodies and pickup trucks	22,000	7,657	21,036
Joint operations[4] (Passenger Vehicles)	100,000	38,082	30,655

1.

This refers to estimated production capacity on a double-shift basis for all plants (except the Uttarakhand plant for which capacity is on a three-shift basis) for the manufacture of vehicles and replacement parts.

2.	Production capacity is on a three-shift basis. Includes assembly plant in Brazil and vehicles manufactured under the manufacturing agreement with Magna Steyr in Graz, Austria.
3.	The plants are located in South Korea, South Africa and Thailand.
4.	Excludes production of engines/powertrains.
5.	Includes capacity at the China Joint Venture.

Properties

We produce vehicles and related components and carry out other businesses through various manufacturing facilities. In addition to our manufacturing facilities, our properties include sales offices and other sales facilities in major cities, repair service facilities and research and development facilities.

The following table sets forth information, with respect to our principal facilities, a substantial portion of which are owned by us as of March 31, 2019. The remaining facilities are on leased premises.

Location	Facility or Subsidiary / Joint Operations Name	Principal Products or Functions
India
In the State of Maharashtra
Pune (Pimpri, Chinchwad, Chikhali[1], Maval)	Tata Motors Limited	Automotive vehicles, components, factory automation equipment and services, research and development
Pune (Hinjewadi)[1]	Tata Technologies Ltd.	Software consultancy and services
Mumbai, Pune	Tata Motors Limited/Concorde Motors (India) Ltd./Tata Motors Finance Ltd.	Automobile sales and service and vehicle financing
Satara	Tata Cummins Pvt. Ltd.	Automotive engines
Pune (Ranjangaon)	Fiat India Automobiles Pvt. Ltd.	Automotive vehicles and components
In the State of Jharkhand
Jamshedpur	Tata Motors Limited	Automotive vehicles, components and research and development
Jamshedpur	Tata Cummins Pvt. Ltd.	Automotive engines
In the State of Uttar Pradesh
Lucknow[1]	Tata Motors Limited	Automotive vehicles, parts and research and development
	Tata Marcopolo Motors Ltd.	Bus bodies
In the State of Karnataka
Dharwad	Tata Motors Limited	Automotive vehicles, components, spare parts and warehousing
	Tata Marcopolo Motors Ltd.	Bus body manufacturing
Bengaluru[2]	Concorde Motors (India) Ltd.	Automobile sales and service

Location	Facility or Subsidiary / Joint Operations Name	Principal Products or Functions
In the State of Uttarakhand
Pantnagar[1]	Tata Motors Limited	Automotive vehicles and components
In the State of Gujarat
Sanand	Tata Motors Limited	Automotive vehicles and components
Rest of India
Hyderabad[2] & Chennai[1]	Concorde Motors (India) Ltd.	Automobile sales and service
Kochi, Delhi	Concorde Motors (India) Ltd.	Automobile sales and service
Various other properties in India	Tata Motors Limited/Tata Motors Finance Ltd.	Vehicle financing business (office/ residential)
Outside India
Singapore	Tata Technologies Pte Ltd.	Software consultancy and services
South Korea	Tata Daewoo Commercial Vehicles Co. Ltd.	Automotive vehicles, components and research and development
Thailand	Tata Motors (Thailand) Ltd.	Pick-up trucks
	Tata Technologies (Thailand) Ltd.	Software consultancy and services
United Kingdom	Tata Motors European Technical Centre	Engineering consultancy and services
United Kingdom	INCAT International PLC, Tata Technologies Europe Ltd.	Software consultancy and services
United Kingdom
Solihull	Jaguar Land Rover Limited	Automotive vehicles and components
Castle Bromwich	Jaguar Land Rover Limited	Automotive vehicles and components
Halewood	Jaguar Land Rover Limited	Automotive vehicles and components
Gaydon	Jaguar Land Rover Limited	Research and product development
Whitley	Jaguar Land Rover Limited	Headquarters and research and product development
Wolverhampton	Jaguar Land Rover Limited	Engine manufacturing
Spain	Tata Hispano Motors Carrocera S.A.	Bus body service
Morocco	Tata Hispano Motors Carrocerries Maghreb SA	Bus body manufacturing and service
South Africa	Tata Motors (SA) (Proprietary) Limited	Manufacture and assembly operations of vehicles
Indonesia	PT Tata Motors Indonesia	Distribution of vehicles
Austria	Jaguar Land Rover Limited	Automotive vehicles and components
Brazil	Jaguar Land Rover Limited	Automotive vehicles and components
Slovakia	Jaguar Land Rover Limited	Automotive vehicles and components
Italy	Trilix Srl.	Automotive design and engineering
Others (e.g. United States, United Kingdom, China, Europe, Australia, Mexico)	Tata Technologies Ltd.	Software consultancy and services
	Jaguar Land Rover[3]	National sales companies
Regional sales offices

Note:	Excludes facilities held by our joint ventures, including the manufacturing plant held by Jaguar Land Rover Automotive Company Limited.
1.	Land at each of these locations is held under an operating lease.
2.	Some of the facilities are held under an operating lease and some are owned.
3.	National sales companies are held by various subsidiaries of the Jaguar Land Rover group of companies.

Substantially all of our owned properties are subject to mortgages in favor of secured lenders and debenture trustees for the benefit of secured debenture holders. A significant portion of our property, plants and equipment, except those in the United Kingdom, is pledged as collateral securing indebtedness incurred by us. We believe that there are no material environmental issues that may affect our utilization of these assets.

We have additional property interests in various locations around the world for limited manufacturing, sales offices, and dealer training and testing. The majority of these are housed within leased premises.

For further details regarding the current legal proceedings with respect to the leased land in West Bengal, please refer to Item 4.B “Information on the Company—Business Overview—Legal Proceedings” of this annual report on Form 20-F.

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

A. Operating Results

All financial information discussed in this section is derived from our audited financial statements included in this annual report on Form 20-F, which have been prepared in accordance with IFRS.

We have adopted IFRS 15 with a modified retrospective approach. Accordingly, we have presented our prior comparative periods without applying the principles of IFRS 15. Refer to Note 2(x) of our consolidated financial statements included in this annual report on Form 20-F.

The following discussion covers the fiscal years ended March 31, 2019 and 2018. For the discussion covering the fiscal year ended March 31, 2017, please refer to “Item 5.A.” of the Company’s annual report on Form 20-F for the fiscal year ended March 31, 2018 filed with the SEC on July 31, 2018.

Overview

In Fiscal 2019, our total revenue, including finance revenues, increased by 3.8% to Rs.2,993,662 million from Rs.2,882,951 million in Fiscal 2018. The increase is mainly attributable to better sales volume from our India business and favorable currency translation from GBP to Indian rupees, offset by lower sales volume from our Jaguar Land Rover business. We recorded a net loss (excluding the share attributable to non-controlling interests) of Rs.293,143 million in Fiscal 2019, representing a decrease of 550.7% or Rs.358,184 million from a net income in Fiscal 2018 of Rs.65,041 million. The loss was driven by the performance of Jaguar Land Rover, including higher depreciation and amortization, and fixed marketing expenses/selling costs. Further, an impairment charge of Rs.278,379 million was taken in Jaguar Land Rover, due to weaker sales and profitability, changes in market conditions, especially in China, technology disruptions.

We use Earnings Before Other Income, Interest and Tax to assess our operating performance; a reconciliation of our consolidated Earnings Before Other Income, Interest and Tax to our consolidated net income for Fiscal 2019 and Fiscal 2018 is set forth below.

	For the year ended March 31,
	2019	2018
	Rs. in million
Net Income/(loss)	(292,128)	66,062
Add/(Less):
Share of (profit)/loss of equity accounted investees (net)	(2,095)	(22,783)
Asset written off/loss on sale of assets and others (net)	13,187	29,149
Other (income)/loss (net)	(35,439)	(47,873)
Foreign exchange (gain)/loss (net)	5,824	4,333
Interest income	(7,865)	(7,122)
Interest expense (net)	57,586	46,791
Income tax expense/(credit)	(25,425)	37,678
Earnings Before Other Income, Interest and Tax	(286,355)	106,235

We use Free Cash Flow to measure ongoing needs for investments in plants and machinery, products and technologies; a reconciliation of our Free Cash Flow for Fiscal 2019 and Fiscal 2018 is set forth below.

	Year ended March 31,
	2019	2018
	Rs. in million
Cash flow from operating activities	188,908	238,574

Less:
Payments for property, plants and equipment	(174,196)	(198,654)
Proceeds from sale of property, plants and equipment	672	303
Payment for intangible assets	(178,840)	(152,135)

	(352,364)	(350,486)

Free Cash Flow	(163,456)	(111,912)

We use Ratio of Net Debt to Shareholders’ Equity to measure our debt commitments; a reconciliation of our Ratio of Net Debt to Shareholders’ Equity as of March 31, 2019 and 2018 are set forth in Exhibit 7.1 to this annual report on Form 20-F.

Economy

India

The Indian economy started Fiscal 2019 with a healthy 8.2% growth in the first quarter on the back of domestic resilience. Growth eased to 7.3% in the subsequent quarter due to rising global volatility, largely from financial volatility, normalized monetary policy in advanced economies, externalities from trade disputes, and investment rerouting. Further, the Indian rupee suffered because of the crude price shock, and conditions exacerbated as recovery in some advanced economies caused faster investment outflows.

Real GDP growth of India is 7.2% in Fiscal 2019 compared to 6.7% in Fiscal 2018. However, Q3 of Fiscal 2019 saw a growth of 6.6%, the slowest in five quarters. Q4 of Fiscal 2019 saw the economy grow at 5.8%, the slowest in the last twenty quarters. The RBI is widely expected to cut interest rates further. Data released by the Society of Indian Automobile manufacturers signaled a slowdown in urban demand as car sales grew 2.7% in Fiscal 2019, signaling near-term softness due to some liquidity stress and slowing rural growth. Despite these challenges, the Indian economy remains one of the fastest growing and possibly the least affected by global turmoil, supported in part by India’s strong macroeconomic fundamentals and policy changes (including amendments to the policy/code related to insolvency and bankruptcy, bank recapitalization, and foreign direct investment).

Currently, India is the fastest growing trillion-dollar economy in the world and is expected to reach US$6 trillion by 2027 and achieve upper-middle income status on the back of digitization, globalization, favorable demographics, and reforms. India is expected to be third largest consumer economy, as its consumption is expected to triple to US$4 trillion by 2025. The World Bank expects India’s GDP growth to accelerate moderately to 7.5% in Fiscal 2020, driven by continued investment, improved export performance and resilient consumption. India is likely to become the world’s second largest economy by 2030, second only to China.

World

Global economic growth is moderating as the recovery in trade and manufacturing activity is losing its steam. Despite ongoing negotiations, trade tensions among major economies remain elevated. A strengthening U.S. dollar, heightened financial market volatility, and rising risk premiums have intensified capital outflow and currency pressures in some large emerging markets and developing economies, with some vulnerable countries experiencing substantial financial stress. Growth in the U.S. economy has remained solid, bolstered by fiscal stimulus. In contrast, economic activity in the Eurozone has been somewhat weaker than previously expected, owing to slowing net exports. While growth in advanced economies is estimated to have slightly decelerated to 2.2% last year, it is still above potential and in line with previous forecasts. U.S. economic growth in 2018 increased to 2.9%, 0.2% higher than previous projections, mostly reflecting stronger-than-expected domestic demand.

During 2018, commodities continued to remain volatile and have rebounded in the first quarter of 2019 due to rising trade tensions and geo-political risks. Having fallen or remained subdued in the last quarter of 2018, most non-energy prices recovered their losses by first quarter of 2019, with particularly strong rebounds in metal and minerals. This recovery in metal prices reflected improving growth prospects for China, which accounts for half of the global consumption, as well as a series of supply bottlenecks and concerns, including: the Vale dam accident in Brazil (iron ore, nickel); heavy floods in Chile (copper); smelter restrictions in response to environmental concerns in China (lead, zinc); and export restrictions in Indonesia (tin).

According to the World Bank, the Eurozone growth slowed notably in 2018 to an estimated 1.9%. In particular, exports have softened, reflecting the appreciation of the Euro and slowing external demand. While unemployment has declined, inflation remains stubbornly low. Core inflation remained at around 1%, while long-term inflation expectations continue to hover around 1.6%, as in the past three years.

According to the World Bank, China registered a growth rate of 6.6% in 2018. A rebound in private fixed investment helped offset a decline in public infrastructure and other state spending. However, industrial production and export growth have decelerated, reflecting easing global manufacturing activity. Import growth continued to outpace export growth, contributing to a shrinking current account surplus. Net capital outflows have resumed, and international reserves have been edging down. Stock prices and the RMB have experienced continued downward pressures, and sovereign bond spreads have risen amid ongoing trade tensions and concerns about the growth outlook. New regulations on commercial bank exposures to shadow financing, together with stricter provisions for off-budget borrowing by local governments, have slowed credit growth to the non-financial sector. However, in mid and late 2018, the authorities reiterated their intention to pursue looser macroeconomic policies to counter the potential economic impact of trade disputes with the United States. Prices of newly constructed residential buildings have rebounded in certain cities following several years of correction. Consumer price inflation has generally moved up since mid-2018, partly reflecting currency depreciation and higher energy and food prices in most of last year, but it remains below target.

According to the World Bank, Japan’s economy also saw an annualized growth of 0.8% due to bad weather and natural disasters. The labor market has been robust, with the unemployment rate at 2.4%, rising earnings, and the participation rate standing above 79%, up 1.5%, since the beginning of last year. Rising labor force inputs, however, have been offset by weak productivity. The Bank of Japan continues to provide stimulus by keeping long-term rates near zero and adding to its balance sheet. It now holds about 40% of government debt.

According to the World Bank, the GDP rate of Russia slowed to 2.3% in 2018. According to the World Bank, at a projected growth rate of 1.3% in 2019, South Africa’s economic expansion would still be above the 0.6% level at which the economy expanded in 2018. The Middle East’s economic growth looks uncertain with the cut in oil production in compliance with the OPEC+ deal, and geopolitical risks are expected to continue to cap the growth.

The global automobile industry is on the brink of major transformation. Technology is driving this shift, shaped by demographic, regulatory and environmental pressures. By 2025, vehicles are expected to grow smarter and more efficient, with high efficiency engines, lighter materials and autonomous driving systems. The industry is expected to evolve, with new competition from tech companies, and suppliers capable of producing high-tech parts at low prices. The recent studies show that a dramatic shift of production and sales to the Asian markets is expected to take place, and as a result, 300,000 jobs in Europe are expected to be at risk. Mobility ecosystems in major urban areas are expected to lead to demotorization. Electric vehicles are expected to account for about 10% of new vehicle sales by 2025. Hybrids are expected to reach a 40% share.

The global commercial vehicle market is expected to reach US$2.27 trillion by 2025. The market is projected to expand at a CAGR of 7.1% during the forecast period. Increased urbanization, coupled with rising spending on infrastructure development in emerging economies such as China, India, and Turkey, is expected to drive the market over the forecast period. In addition, increasing penetration of electric Commercial Vehicles is also anticipated to contribute toward market expansion over the coming years. Adoption of electric vehicles is primarily driven by the need to meet emission reduction standards and regulations enforced by government bodies worldwide. Commercial vehicle telematics is another trend that is gaining traction and is anticipated to have a positive impact on the market over the forecast period. Global car and SUV sales in 2019 are expected to fall slightly as the world economy stumbles.

Automotive operations

Automotive operations is our most significant operating segment, accounting for 99.3% and 99.4% of our total revenues in each of Fiscal 2019 and Fiscal 2018, respectively. In Fiscal 2019, revenue from automotive operations before inter-segment eliminations was Rs.2,971,772 million, as compared to Rs.2,864,464 million in Fiscal 2018.

Our automotive operations include:

•	All activities relating to the development, design, manufacture, assembly and sale of vehicles, as well as related spare parts and accessories;

•	Distribution and service of vehicles; and

•	Financing of our vehicles in certain markets.

Our automotive operations segment is further divided into four reporting segments: Tata Commercial Vehicles, Tata Passenger Vehicles, Jaguar Land Rover and Vehicle Financing. The breakup of revenue for Fiscal 2019 and Fiscal 2018, and the percentage change from period to period (before intra-segment eliminations) is set forth in the table below.

	Year ended March 31,		Change (%)
	2019	2018
	Rs. million
Tata Commercial Vehicles	579,497	494,917	17.1
Tata Passenger Vehicles	141,649	128,918	9.9
Jaguar Land Rover	2,216,657	2,214,492	0.1
Vehicle Financing	35,125	26,152	34.3

In Fiscal 2019, Jaguar Land Rover contributed 74.6% of our total automotive revenue compared to 77.3% in Fiscal 2018 (before intra-segment elimination), 24.3% was contributed by Tata Commercial Vehicles and Tata Passenger Vehicles in Fiscal 2019 compared to 21.8% in Fiscal 2018, Whereas Vehicle financing contributed 1.2% in Fiscal 2019 compared to 0.9% in Fiscal 2018. For further detail see Item 5.A “Operating and Financial Review and Prospects —Operating Results—Fiscal 2019 Compared to Fiscal 2018—Revenue.”

Other operations

Our other operations business segment mainly includes information technology services, machine tools and factory automation solutions. Our revenue from other operations before inter-segment eliminations was Rs.35,324 million in Fiscal 2019, an increase of 12.7% from Rs.31,335 million in Fiscal 2018. Revenues from other operations represented 1.2% and 1.1% of our total revenues, before inter-segment eliminations, in Fiscal 2019 and Fiscal 2018, respectively. Earnings Before Other Income, Interest and Tax before inter-segment eliminations (segment results), were Rs.4,104 million and Rs.3,046 million in Fiscal 2019 and Fiscal 2018, respectively. On March 29, 2019, we sold our investments in TAL Manufacturing Solutions Limited to Tata Advance Systems Limited.

Geographical Breakdown

We have pursued a strategy of increasing exports to new and existing markets. TTL, a subsidiary of the Company, witnessed an increase in revenue due to favorable currency movement, which helped in the growth of revenue in the United Kingdom, Europe and North America. The growth in Asia Pacific revenue of TTL was primarily driven by strong revenue growth in India and China in key accounts and growth in educational product sales. Improved market sentiment in certain countries we export to but muted demand of the Land Rover brand in China, North America and the Eurozone lead to a decrease in sales of Jaguar Land Rover, which was offset by favorable currency translation from GBP to Rs. Further, in Fiscal 2019, the revenue of our subsidiary in South Korea, TDCV, has been lower due to lower industry volumes and aggressive discounting and marketing strategy of importers. Due to increased growth in revenue in India and reduced revenue of Jaguar Land Rover and TDCV in Fiscal 2019, the proportion of our net sales earned from markets outside of India decreased from 79.9% in Fiscal 2018 to 77.3% in Fiscal 2019.

The following table sets forth our revenue from our key geographical markets:

	Year ended March 31,
	2019		2018		2017
Revenue	Rs. in million	Percentage	Rs. in million	Percentage	Rs. in million	Percentage
India	678,148	22.7%	578,403	20.1%	422,499	15.9%
China	303,929	10.2%	481,675	16.7%	410,722	15.5%
United Kingdom	559,993	18.7%	418,970	14.5%	486,091	18.3%
United States of America	512,511	17.1%	448,882	15.6%	413,470	15.6%
Rest of Europe	452,088	15.1%	470,288	16.3%	469,927	17.7%
Rest of the World	486,993	16.2%	484,733	16.8%	453,786	17.0%

Total	2,993,662	100%	2,882,951	100%	2,656,495	100%

The “Rest of Europe” market is geographic Europe, excluding the United Kingdom and Russia. The “Rest of the World” market is any region not included above.

Significant Factors Influencing Our Results of Operations

Our results of operations are dependent on a number of factors, which mainly include the following:

•

General economic conditions. We, similar to other participants in the automotive industry, are materially affected by general economic conditions. See Item 3.D “Key Information—Risk Factors—Risks Associated with Our Business and the Automotive Industry.”

•

Interest rates and availability of credit for vehicle purchases. Our volumes depend significantly on availability of vehicle financing arrangements and their associated costs. For further discussion of our credit support programs, see Item 4.B “Information on the Company—Business Overview—Overview of Automotive Operations.”

•

Goods and service tax rates/excise duties and sales tax rates. In India, the goods and service tax, the excise duties and sales tax rate structures affect the cost of vehicles to the end user and, therefore, impact demand significantly. For a detailed discussion regarding tax rates applicable to us, please see Item 4.B “Information on the Company—Business Overview—Governmental Regulations—Major Taxes Applicable on Goods up to June 30, 2017” and Item 4.B “Information on the Company—Business Overview—Governmental Regulations—Taxes Applicable from July 1, 2017.”

•

Our competitive position in the market. For a detailed discussion regarding our competitive position, see Item 4.B “Information on the Company—Business Overview—Overview of Automotive Operations—Tata Commercial Vehicles and Tata Passenger Vehicles—Competition.”

•

Cyclicality and seasonality. Our results of operations are also dependent on the cyclicality and seasonality in demand in the automotive market. For a detailed discussion on seasonal factors affecting our business, please see Item 4.B “Information on the Company—Business Overview—Overview of Automotive Operations—Tata Commercial Vehicles and Tata Passenger Vehicles—Seasonality” and Item 4.B “Information on the Company—Business Overview—Overview of Automotive Operations—Jaguar Land Rover—Seasonality.”

•

Environmental regulations. Governments in the various countries in which we operate are placing a greater emphasis on raising emission and safety standards for the automobile industry. Compliance with applicable environmental and safety laws, rules, regulations and standards will have a significant impact on costs and product life cycles in the automotive industry. For further details with respect to these regulations, please see Item 4.B “Information on the Company—Business Overview—Governmental Regulations.”

•

Pricing pressures: Similar to other major automotive companies, we face significant pricing pressures, as competitors offer customers and dealers price reductions in order to stimulate demand, which may in turn adversely affect our results of operations. See Item 3.D “Key Information—Risk Factors—Risks Associated with Our Business and the Automotive Industry.”

•

Branding. The various product brands in our business, including Tata, Jaguar, Land Rover and Range Rover, are crucial in the marketing of our products. We believe our brands are associated with reliability, trust and ethical value. Our business, results of operations and reputation may be negatively affected by any usage of the brand by others that adversely affects or dilutes the brand. See Item 3.D “Key Information—Risk Factors—Risks Associated with Our Business and the Automotive Industry” and Item 4.B “Information on the Company—Business Overview—Intellectual Property.”

•

New products. An important part of our growth strategy is the development of new products and product lines, such as the all-electric I-PACE, which Jaguar Land Rover successfully launched in Fiscal 2019. Innovation and the development of new products and product lines require significant capital expenditures. There is also intense competition, as well as uncertainty with respect to changing consumer preferences, which may adversely affect our results of operations. See Item 3.D “Key Information—Risk Factors—Risks Associated with Our Business and the Automotive Industry” and Item 4.B “Information on the Company—Business Overview—Research and Development.”

•

Foreign Currency Rates. Our operations and our financial position are quite sensitive to fluctuations in foreign currency exchange rates. Jaguar Land Rover earns significant revenue in the United States, Europe and China, and also sources a significant portion of its input material from Europe. Thus, an exchange rate fluctuation of GBP to Euro, GBP to U.S. dollar or GBP to any other currency would affect our financial results. We have significant borrowings in foreign currencies denominated mainly in U.S. dollars. Our consolidated financial results are affected by foreign currency exchange fluctuations through both translation and transaction risks. Changes in foreign currency exchange rates may positively or negatively affect our revenues, results of operations and net income. To the extent that our financial results for a particular period will be affected by changes in the prevailing exchange rates at the end of the period, such fluctuations may have a substantial impact on comparisons with prior periods. Furthermore, Jaguar Land Rover constitutes a major portion of our consolidated financial position, the figures of which are translated into Indian rupees. However, the translation effect is a reporting consideration and does not impact our underlying results of operations. Please see Item 11 “Quantitative and Qualitative Disclosures about Market Risk” and Note 38(d)(i)(i) –(a) to our consolidated financial statements included elsewhere in this annual report on Form 20-F for further detail on our exposure to fluctuations in foreign currency exchange rates.

•

Political and Regional Factors. As with the rest of the automotive industry, we are affected by political and regional factors. For a detailed discussion regarding these risks, please see Item 3.D “Key Information—Risk Factors.”

Results of operations

We have adopted IFRS 15 with a modified retrospective approach, with Fiscal 2018 presented without applying the principles of IFRS 15. There were certain changes in the presentation of the income statement that has resulted in a reduction in both revenues and expenses by Rs.45,927 million for Fiscal 2019. Accordingly, revenues and expenses for Fiscal 2019 are not comparable to those in Fiscal 2018.

The following table sets forth selected items from our consolidated statements of income for the periods indicated and shows these items as a percentage of Revenue:

	Percentage of Total Revenue
	Year ended March 31,				Percentage Change
	2019		2018		2018 to 2019
Total revenues	100%		100%		3.8
Raw materials, components and purchase of product for sale (including change in inventories of finished goods & work-in-progress)	65.6		64.4		5.7
Employee cost	11.6		10.5		14.4
Defined benefit pension plan amendment cost/(credit)	—	*	-1.3		-104.1
Other expenses	22.0		21.8		4.4
Provision for loss of inventory (net of insurance recoveries)	—		—	*	—
Provision for impairment in Jaguar Land Rover	9.3		—		100.0
Depreciation and amortization	7.7		7.3		9.7
Expenditure capitalized	-6.6		-6.4		5.8
Assets written off/loss on sale of assets and others (net)	0.4		1.0		-54.8
Other (income)/loss (net)	-1.2		-1.7		-26.0
Interest income	-0.3		-0.2		10.4
Interest expense (net)	1.9		1.6		23.1
Foreign exchange (gain)/loss (net)	0.2		0.2		34.4
Share of (profit)/loss of equity accounted investees (net)	-0.1		-0.8		-90.8
Net income/(loss) before tax	-10.5		3.6		-406.1
Income tax (expense)/credit	0.8		-1.3		-167.5
Net income/(loss)	-9.7		2.3		-542.2
Net income/(loss) attributable to shareholders of Tata Motors Limited	-9.7		2.3		-550.7
Net income attributable to non-controlling interests	—	*	—	*	-0.6

*	Less than 0.1

The following table sets forth selected data regarding our automotive operations (Tata Commercial Vehicles, Tata Passenger Vehicles, Vehicle Financing and Jaguar Land Rover) for the periods indicated and the percentage change from period to period (before inter-segment eliminations):

	Year ended March 31,		Percentage Change
	2019	2018	2018 to 2019
Total Revenues (Rs. million)	2,971,772	2,864,464	3.7
Earnings/(loss) Before Other Income, Interest and Tax (Rs. million)	(289,256)	104,645	(376.4)
Earnings Before Other Income, Interest and Tax (% to total revenue)	(9.7%)	3.7%

The following table sets forth selected data from our automotive segment for the year ended March 31, 2019 (before inter and intra-segment eliminations):

	Tata Commercial Vehicle	Tata Passenger Vehicle	Jaguar Land Rover	Vehicle Financing
Total Revenues (Rs. million)	579,497	141,649	2,216,657	35,125
Earnings/(loss) Before Other Income, Interest and Tax (Rs. million)	34,007	(15,842)	(323,813)	21,153
Earnings Before Other Income, Interest and Tax (% to total revenue)	5.9%	(11.2)%	(14.6)%	60.2%

The following table sets forth selected data from our automotive segment for the year ended March 31, 2018 (before inter and intra-segment eliminations):

	Tata Commercial Vehicle	Tata Passenger Vehicle	Jaguar Land Rover	Vehicle Financing
Total Revenues (Rs. million)	494,917	128,918	2,214,492	26,152
Earnings/(loss) Before Other Income, Interest and Tax (Rs. million)	36,694	(29,999)	84,952	17,079
Earnings Before Other Income, Interest and Tax (% to total revenue)	7.4%	(23.3)%	3.8%	65.3%

The following table sets forth selected data regarding our other operations for the periods indicated and the percentage change from period to period (before inter-segment eliminations):

	Year ended March 31,		Percentage Change
	2019	2018	2018 to 2019
Total Revenues (Rs. million)	35,324	31,335	12.7
Earnings Before Other Income, Interest and Tax (Rs. million)	4,104	3,046	34.7
Earnings Before Other Income, Interest and Tax (% to total revenue)	11.6%	9.7%

Fiscal 2019 Compared to Fiscal 2018

Revenue

Our total consolidated revenue (net of excise duty, where applicable), including finance revenue, increased by 3.8% to Rs.2,993,662 million in Fiscal 2019 from Rs.2,882,951 million in Fiscal 2018. The Company has adopted IFRS 15 with a modified retrospective approach. Accordingly, we have presented prior comparative periods without applying the principles of IFRS 15.

Revenue from the sale of vehicles increased to Rs.2,576,721 million in Fiscal 2019 as compared to Rs.2,499,713 million, an increase of 3.1%. We sold 1,274,072 vehicles in Fiscal 2019, as compared to 1,221,124 vehicles in Fiscal 2018.

The revenue of our Tata brand vehicles increased by 15.6% to Rs.721,146 million in Fiscal 2019 from Rs.623,932 million in Fiscal 2018 due to increased volumes in all vehicle categories, except Passenger Cars. The revenue from Tata Commercial Vehicles was Rs.579,497 million in Fiscal 2019 as compared to Rs.494,917 million in Fiscal 2018, an increase of 17.1%. The revenue from Tata Passenger Vehicles was Rs.141,649 million in Fiscal 2019 as compared to Rs.128,918 million in Fiscal 2018, an increase of 9.9%.

Our revenues from sales of vehicles and spare parts manufactured in India increased by 18.1% to Rs.679,826 million in Fiscal 2019 from Rs.575,484 million in Fiscal 2018. The increase was mainly attributable to revenues across all vehicle categories, except Passenger Cars in India. The revenue from Passenger Cars in India decreased marginally by 1.6% to Rs.49,217 million in Fiscal 2019 from Rs.49,995 million in Fiscal 2018, offset by revenue attributable to Utility Vehicles, which increased by 38.1% to Rs.47,130 million in Fiscal 2019 from Rs.34,138 million in Fiscal 2018. New product offerings in our Utility Vehicles helped us increase our volumes and revenues in this category. Further, revenues from MHCVs increased by 17.6% to Rs.317,215 million in Fiscal 2019 from Rs.269,723 million. ILCVs increased by 28.7% to Rs.60,957 million in Fiscal 2019 from Rs.47,346 million in Fiscal 2018. Revenues of SCVs & Pickups in India increased by 21.6% to Rs.56,987 million in Fiscal 2019 from Rs.46,856 in Fiscal 2018 and CV Passenger Vehicles revenue increased by 53.1% to Rs.4,646 million in Fiscal 2019 from Rs.3,034 million in Fiscal 2018.

Revenue attributable to TDCV, our subsidiary company engaged in design, development and manufacturing of MHCVs, decreased by 19.3% to Rs.39,042 million in Fiscal 2019 from Rs.48,370 million in Fiscal 2018, primarily due to lower industry volumes, aggressive discounting and marketing strategies of importers in South Korea. The combined market share of TDCV decreased to 21.1% in Fiscal 2019 as compared to 26.5% in Fiscal 2018. The export market scenario continues to remain challenging in Fiscal 2019, with factors like local currency depreciation against the U.S. dollar, continuing statutory regulations to reduce imports, slowdown in China’s economy, increased dealer inventory and impact of U.S. sanction on Iran.

Revenue from our Vehicle Financing operations increased by 34.3% to Rs.35,125 million in Fiscal 2019, as compared to Rs.26,152 million in Fiscal 2018. The increase is due to higher disbursal by TMFHL by 43% in Fiscal 2019 compared to Fiscal 2018.

The revenue of our Jaguar Land Rover business marginally increased to Rs.2,216,657 million in Fiscal 2019 from Rs.2,214,492 million in Fiscal 2018. This was attributed to a favorable translation of Rs.144,921 million from GBP to Indian rupees in Fiscal 2019. Excluding currency translation, the revenue of Jaguar Land Rover decreased by 6.4%. There was an increase in sales of Jaguar brand vehicles to 153,757 units in Fiscal 2019 from 150,484 units in Fiscal 2018, an increase of 2.2%, offset by a decrease in sales of Land Rover vehicles from 394,814 units in Fiscal 2018 to 354,138 units in Fiscal 2019, a decrease of 10.3% (volumes excluding the China Joint Venture).

Revenue from other operations (before inter-segment eliminations) increased by 12.7% to Rs.35,324 million in Fiscal 2019 compared to Rs.31,335 million in Fiscal 2018, and represents 1.2% and 1.1% of our total revenues (before inter-segment eliminations) in Fiscal 2019 and Fiscal 2018, respectively.

Cost and Expenses

Raw Materials, Components and Purchase of Products for Sale (including change in inventories of finished goods and work-in-progress) (“material costs”)

Material costs increased by 5.7% to Rs.1,962,997 million in Fiscal 2019 from Rs.1,856,602 million in Fiscal 2018. Material costs include realized exchange gains of Rs.13,518 million in Fiscal 2019 as compared to Rs.15,675 million in Fiscal 2018. As a percentage of revenue material costs are 65.6% in Fiscal 2019, as compared to 64.4% in Fiscal 2018, and the increase is driven by revenue presentation changes as per IFRS 15.

Material costs for Tata Commercial Vehicles and Tata Passenger Vehicles increased by 17.1% to Rs.525,322 million in Fiscal 2019 from Rs.448,506 million in Fiscal 2018, primarily due to an increase in volumes. Further, material costs as a percentage of total revenue increased to 72.8% in Fiscal 2019, as compared to 71.9% in Fiscal 2018, primarily due to an unfavorable product mix leading to lower contribution margins.

For our India operations, material costs in the Passenger Vehicle segment decreased by 5.0% to Rs.42,066 million in Fiscal 2019, as compared to Rs.44,266 million in Fiscal 2018 for our Passenger Cars due to decreased sales, and offset by increase of 31.9% to Rs.39,090 million in Fiscal 2019, as compared to Rs.29,639 million in Fiscal 2018 for our Utility Vehicles, mainly due to increased volumes. Material costs for ILCVs increased by 24% to Rs.43,752 million in Fiscal 2019, as compared to Rs.35,238 million in Fiscal 2018, and for MHCVs increased by 19% to Rs.227,430 million in Fiscal 2019, as compared to Rs.191,897 million in Fiscal 2018. Material costs for SCVs & Pickups also increased by 13% to Rs.45,010 million in Fiscal 2019, as compared to Rs.39,865 million in Fiscal 2018, whereas material costs for CV Passenger Vehicles increased by 61% to Rs.3,196 million in Fiscal 2019, as compared to Rs.1,986 million in Fiscal 2018. The increase was due to higher volumes in Fiscal 2019.

Material costs decreased by 13.1% to Rs.27,052 million in Fiscal 2019, as compared to Rs.31,118 million in Fiscal 2018 for TDCV, primarily due to lower volumes, particularly in the domestic market. As a percentage of total revenue, material cost increased to 69.3% in Fiscal 2019, compared to 64.3% in Fiscal 2018, primarily due to mix of products.

At our Jaguar Land Rover operations, material costs in Fiscal 2019 increased by 2.1% to Rs.1,432,388 million from Rs.1,403,302 million in Fiscal 2018. The increase was partially due to unfavorable currency translation from GBP to Indian rupees of Rs.92,845 million. Excluding currency translation, material costs attributable to our Jaguar Land Rover operations decreased by GBP658 million (4.0%) in Fiscal 2019 mainly due to a 6% decrease in sales volume and mix of products. Material costs at our Jaguar Land Rover operations as a percentage of revenue increased to 65% in Fiscal 2019, from 63% in Fiscal 2018 (in GBP terms), primarily driven by the revenue presentation changes for IFRS 15.

Provision for impairment in Jaguar Land Rover

In Fiscal 2019, we took an impairment charge of Rs.278,379 million. We assessed the recoverable amount of Jaguar Land Rover business, which represents a single CGU, as the higher of Fair Value less Cost of Disposal (“FVCLD”) and VIU of the relevant assets of the CGU, due to weaker sales and profitability, changes in market conditions, especially in China, and technological disruptions.

Provision/(Reversal) for Loss of Inventory

On August 12, 2015, a series of explosions caused widespread damage at the port of Tianjin in China, one of three major locations in China through which Jaguar Land Rover imports its vehicles. A provision of Rs.16,384 million (GBP157 million) (net of insurance recoveries) of Rs.5,342 million (GBP55 million)) has been recognized against the carrying value of inventory for the damage due to the explosion at the port of Tianjin in China in Fiscal 2016. In Fiscal 2017, Rs.13,301 million (GBP151 million) relating to insurance recoveries, recovery of import duties and taxes and an updated assessment of the condition of the remaining vehicles led to a reversal of the initial provision recorded in Fiscal 2016. In Fiscal 2018, Rs.112 million (GBP1 million) relating to insurance recoveries led to a further reversal of the initial provision recorded in Fiscal 2016.

Employee Costs

Our employee costs increased by 14.4% in Fiscal 2019 to Rs.346,261 million from Rs.302,625 million in Fiscal 2018, including the foreign currency translation impact from GBP to Indian rupees discussed below.

Our permanent headcount increased by 2.1% as of March 31, 2019 to 82,797 employees from 81,090 employees as of March 31, 2018, primarily due to new production facilities at Jaguar Land Rover. However, the average temporary headcount has decreased to 31,647 employees in Fiscal 2019 from 38,017 employees in Fiscal 2018, mainly due to reduction of volumes at Jaguar Land Rover.

The employee costs for Tata Commercial Vehicles and Tata Passenger Vehicles increased by 7% to Rs.58,529 million in Fiscal 2019 from Rs.54,665 million in Fiscal 2018.

For our India operations, employee costs increased by 8.5% to Rs.47,813 million in Fiscal 2019 from Rs.44,085 million in Fiscal 2018, mainly due to regular annual increases in salary and wage agreements at our plants. The permanent headcount increased by 1.0% as of March 31, 2019 to 41,655 employees from 41,295 employees as of March 31, 2018. The average temporary headcount decreased by 12% to 26,913 employees in Fiscal 2019 from 30,464 employees in Fiscal 2018.

At TML, the parent company, employee cost increased to Rs.40,303 million in Fiscal 2019 compared to Rs.37,499 million in Fiscal 2018. The employee cost as a percentage of revenue decreased to 6.1% in Fiscal 2019 from 6.5% in Fiscal 2018, mainly due to increased revenues.

Employee costs at TDCV were decreased to Rs.8,273 million in Fiscal 2019 as compared to Rs.8,276 million in Fiscal 2018.

On July 31, 2018, we decided to cease current operations of Tata Motors (Thailand) Ltd. We will now address the Thailand market with a revamped product portfolio, suitable to the local market needs, delivered through a CBU distribution model. Accordingly, a charge of Rs.227 million for employee separation costs has been taken in Fiscal 2019.

The employee costs at Jaguar Land Rover increased by 17.4% to Rs.274,339 million in Fiscal 2019 from Rs.233,751 million in Fiscal 2018. In GBP terms, employee costs at Jaguar Land Rover increased to GBP2,820 million in Fiscal 2019 from GBP2,722 million in Fiscal 2018. In addition to this, there were unfavorable foreign currency translation impacts from GBP to Indian rupees of Rs.17,849 million. Further, a charge of Rs.13,672 million for employee separation costs was taken in Fiscal 2019. The employee costs at Jaguar Land Rover as a percentage of revenue increased to 11.7% in Fiscal 2019 from 10.6% in Fiscal 2018, primarily due to supporting the development and launch of future products and new facilities. Jaguar Land Rover decreased its year-end headcount by 3.5% in Fiscal 2019 to 41,710 employees from 43,224 employees in Fiscal 2018. Jaguar Land Rover average permanent headcount increased by 11.7% in Fiscal 2019 to 38,583 employees from 34,533 employees in Fiscal 2018. However, the average temporary headcount decreased to 5,518 employees in Fiscal 2019 from 7,254 employees in Fiscal 2018. The total number of permanent employees for Jaguar Land Rover as of March 31, 2019 was 37,434, as compared to 36,300 as of March 31, 2018.

Defined benefit pension plan amendment

In Fiscal 2019, the High Court in the United Kingdom ruled that pension schemes are required to equalize benefits for male and female members under the guaranteed minimum pension that members earned between May 17, 1990 and April 5, 1997. Based on this ruling, we reassessed our obligations under the existing Jaguar Land Rover pension plans and recorded an additional liability of Rs.1,479 million (GBP17 million).

We recorded a past service credit of Rs.36,090 million (GBP437 million) during Fiscal 2018, relating to the amendment of the defined benefit scheme of Jaguar Land Rover. On April 3, 2017, Jaguar Land Rover approved and communicated to its defined benefit scheme members that the defined benefit scheme rules were to be amended with effect from April 6, 2017 so that among other changes, retirement benefits would be calculated based on a career average basis rather than a member’s final salary at retirement.

Other Expenses

Other expenses increased by 4.4% to Rs.657,299 million in Fiscal 2019 from Rs.629,755 million in Fiscal 2018. There was an unfavorable foreign currency translation of GBP to Indian rupees of Rs.34,362 million pertaining to Jaguar Land Rover. As a percentage of total revenues, these expenses marginally increased to 22.0% in Fiscal 2019 from 21.8% in Fiscal 2018. The major components of expenses are as follows:

				Percentage of Total Revenue
	Year ended March 31,		Change	Year ended March 31,
	2019	2018		2019	2018
	(Rs. in millions)
Freight and transportation expenses	78,045	114,841	(32.0)	2.6	4.0
Works operation and other expenses	259,134	261,407	(0.9)	8.8	9.1
Publicity	87,296	89,686	(2.7)	2.9	3.1
Allowance for trade and other receivables, and finance receivables	5,344	401	1,232.7	0.2	0.0
Warranty and product liability expenses	118,921	69,979	69.9	4.0	2.4
Research and development expenses	42,246	35,319	19.6	1.4	1.2

1.

Freight and transportation expenses decreased by 32.0% to Rs.78,045 million in Fiscal 2019. We make transport arrangements for delivering vehicles to the dealers. Up to Fiscal 2018, the gross consideration received with respect to these arrangements was recognized and presented within revenues, whereas the costs were included in freight and transportation expenses. In accordance with IFRS 15, we have determined that we are an agent in providing these services and therefore the gross consideration received, net off costs associated is presented in revenue for Fiscal 2019, Rs.38,150 million. Excluding this presentation change, the increase in freight expenses is 1.2%, i.e.Rs.1,354 million. This is partially due to an unfavorable foreign currency translation of GBP to Indian rupees of Rs.3,513 million. Excluding translation, the freight expenses (net) has decreased in Fiscal 2019, due to lower volumes of Jaguar Land Rover.

2.

Our works operation and other expenses represented 8.8% and 9.1% of total revenue in Fiscal 2019 and Fiscal 2018, respectively. On absolute terms, the expenses decreased marginally to Rs.259,134 million in Fiscal 2019 from Rs.261,407 million in Fiscal 2018. These mainly relate to volume-related expenses at Jaguar Land Rover and Tata Motors Limited. In accordance with IFRS 15, certain payouts made to dealers of Rs.7,777 million (such as infrastructure support payments) are now treated as variable components of consideration and are therefore recognized as revenue deductions in Fiscal 2019. Excluding this presentation change, the expenses increased by Rs.5,504 million. Engineering and project expenses at both our India operations and Jaguar Land Rover increased by 7.0% to Rs.66,546 million in Fiscal 2019, from Rs.62,192 million in Fiscal 2018, reflecting our increased investment in the development of new vehicles and due to a one-off charge taken amounting to GBP 29 million (Rs. 2,661 million) on account of supplier and contract liabilities for certain vehicle models at Jaguar Land Rover. A significant portion of these costs are capitalized and shown under the line item “expenditure capitalized” discussed below.

3.

Publicity expenses decreased to 2.9% of our total revenues in Fiscal 2019 as compared to 3.1% in Fiscal 2018. In addition to routine product and brand campaigns, we incurred expenses relating to new product introduction campaigns in Fiscal 2019, namely the new Jaguar I-PACE, the all new Land Rover VELAR at Jaguar Land Rover, and the Harrier at our India operations.

4.

The allowances for finance receivables related to Vehicle Financing segment. These mainly reflect provisions for the impairment of vehicle loans of Rs.3,202 million for Fiscal 2019 as compared to Rs.255 million in Fiscal 2018. In Fiscal 2018, the collection of finance receivables has improved, resulting in reversals of provision done in previous years. The allowances for trade receivables were Rs.2,142 million in Fiscal 2019 as compared to Rs.146 million in Fiscal 2018. In Fiscal 2018, there was reversal of provision for trade receivables due to favorable litigation orders.

5.

Warranty and product liability expenses represented 4.0% and 2.4% of our total revenues in Fiscal 2019 and Fiscal 2018, respectively. The warranty expenses at Jaguar Land Rover represented 4.2% of the revenue as compared to 2.7% last year mainly due to higher level of warranty campaigns and goodwill provisions in China. The increase of Jaguar Land Rover was primarily driven by new campaigns and updated estimates of costs in relation to existing campaigns plus the unfavorable foreign exchange during Fiscal 2019. For Tata Motors’ Indian operations, these represent 1.4% and 1.3% of the revenue for Fiscal 2019 and Fiscal 2018, respectively.

6.

Research and product development costs represent research costs and costs pertaining to minor product enhancements, refreshes and upgrades to existing vehicle models. These represented 1.4% and 1.2% of total revenues for Fiscal 2019 and Fiscal 2018, respectively. We introduced the factor of “affordability” of investments with effect from April 1, 2018, for capitalization of product development costs. Accordingly, the amount written off increased in Fiscal 2019.

Expenditure capitalized

This represents employee costs, stores and other manufacturing supplies and other work expenses incurred mainly toward product development projects. Considering the nature of our industry, we continually invest in the development of new products and invest to address safety, emission and other regulatory standards. The expenditure capitalized increased by 5.8% to Rs.196,596 million in Fiscal 2019 from Rs.185,882 million in Fiscal 2018. The increase was netted by a favorable foreign currency translation impact from GBP to Indian rupees of Rs.11,726 million pertaining to Jaguar Land Rover. These reflect expenditures on new products and other major product development plans.

Depreciation and Amortization

Our depreciation and amortization expenses increased by 9.7% in Fiscal 2019, the breakdown of which is as follows:

	Year ended March 31,
	2019	2018
	(Rs. in millions)
Depreciation	120,828	107,621
Amortization	109,370	102,197

Total	230,198	209,818

The increase in depreciation and amortization expenses is mainly due to an unfavorable foreign currency translation from GBP to Indian rupees of Rs.13,124 million pertaining to Jaguar Land Rover. The increase in depreciation expenses, excluding the translation impact, was primarily attributable to new product launches and the opening of new facilities in Slovakia. The amortization expenses for Fiscal 2019 are mainly attributable to new products introduced during the year, both at the Jaguar Land Rover business and Tata Motors India operations.

Assets written off/loss on sale of assets and others (net)

We recorded a loss on sale of assets and assets written off of Rs.13,187 million in Fiscal 2019, as compared to Rs.29,149 million in Fiscal 2018. The decrease is mainly due to an assessment of product development in progress for certain projects that were identified for write off in Fiscal 2018. Due to the wind down of operations of our subsidiary at Tata Motors (Thailand) Ltd. assets of Rs.529 million were written off in Fiscal 2019.

Other income (net)

There was a net gain of Rs.35,439 million in Fiscal 2019, as compared to Rs.47,873 million in Fiscal 2018, representing a decrease of Rs.12,434 million.

•

The gain on change in the fair value of commodity derivatives mainly at Jaguar Land Rover was Rs.848 million in Fiscal 2019, as compared to Rs.2,146 million in Fiscal 2018, primarily due to the decrease in commodity prices of major commodities, including aluminum, copper and platinum, though partly offset by the increase in the price of palladium.

•

Profit on sale of investments measured at fair value through profit or loss is Rs.1,286 million in Fiscal 2019. In Fiscal 2018, gain on sale of available-for-sale investments was Rs.1,562 million. Further, we recorded MTM on investments fair valued through profit or loss of Rs.2,385 million in Fiscal 2019, due to the IPO of Lyft on the NASDAQ stock exchange.

•

Miscellaneous income decreased by 47.9% to Rs.16,942 million in Fiscal 2019 from Rs.32,508 million in Fiscal 2018. The decrease is mainly due to reclassification of commissions and other dealer income from Other Income to Revenues as per IFRS 15.

•

Incentives were Rs.10,035 million in Fiscal 2019 as compared to Rs.11,500 million in Fiscal 2018, mainly due to lower government grants. Certain government incentives received which were previously presented in revenues have been included in other income as per IFRS 15.

•	Recorded a gain of Rs.3,770 million in Fiscal 2019, on sale of investments of our subsidiary TAL Manufacturing Solutions Limited to Tata Advance Systems Limited.

For further details see Note 33 to our consolidated financial statements included elsewhere in this annual report on Form 20-F.

Interest expense (net)

Our interest expense (net of interest capitalized) increased by 23.1% to Rs.57,586 million in Fiscal 2019 from Rs.46,791 million in Fiscal 2018. As a percentage of total revenues, interest expense represented 1.9% and 1.6% in Fiscal 2019 and Fiscal 2018, respectively. The interest expense (net) for Jaguar Land Rover was GBP111 million (Rs.10,107 million) in Fiscal 2019, as compared to GBP85 million (Rs.6,999 million) in Fiscal 2018. The increase in interest expense primarily reflects interest accrued on the EUR500 million 4.5% senior notes issued in September 2018 and the US$1,000 million unsecured loan drawn in October 2018, partially offset by interest no longer accrued on the US$700 million senior notes which matured in December 2018, the higher capitalized interest, and an unfavorable foreign currency translation of Rs.680 million from GBP to Indian rupees. For Tata Commercial Vehicles and Tata Passenger Vehicles, interest expense increased by 19.7% to Rs.47,757 million in Fiscal 2019 from Rs.39,909 million in Fiscal 2018, mainly due to higher borrowings. For the Vehicle Financing business, interest expense increased by 37.3% to Rs.26,157 million in Fiscal 2019 from Rs.19,053 million in Fiscal 2018, mainly due to higher borrowings due to increased business. See Item 5.B “Operating and Financial Review and Prospects—Liquidity and Capital Resources” of this annual report on Form 20-F for additional details on our debt financing arrangements.

Foreign exchange (gain)/loss (net)

We had a net foreign exchange loss of Rs.5,824 million in Fiscal 2019, compared to Rs.4,333 million in Fiscal 2018.

•

Jaguar Land Rover recorded an exchange loss of Rs.5,385 million in Fiscal 2019, as compared to gain of Rs.3,395 million in Fiscal 2018. There was a net exchange loss on senior notes and other borrowings of GBP45 million in Fiscal 2019, as compared to a gain of GBP69 million in Fiscal 2018, mainly due to appreciation of the U.S. dollar against the GBP during Fiscal 2019. There was a loss of GBP30 million in Fiscal 2019, as compared to a gain of GBP3 million in Fiscal 2018, due to fluctuations in foreign currency exchange rates on derivatives contracts that are not hedge accounted and natural hedges of debt, mainly reflecting a stronger U.S. dollar and RMB, offset by a weaker Euro. Furthermore, this also includes a gain on revaluation of other assets and liabilities of GBP16 million in Fiscal 2019, as compared to a loss of GBP43 million in Fiscal 2018.

•

For India operations, we incurred a net exchange loss of Rs.2,262 million in Fiscal 2019, as compared to gain of Rs.203 million in Fiscal 2018, mainly attributable to foreign currency denominated borrowings.

•

There was a net exchange gain on revaluation of foreign currency loans at our subsidiary TML Holdings Pte. Limited of Rs.1,805 million in Fiscal 2019, as compared to a loss of Rs.6,660 million in Fiscal 2018.

Income Taxes

Our income tax credit is Rs.25,425 million in Fiscal 2019 from tax expense of Rs.37,678 million in Fiscal 2018, resulting in consolidated effective tax rates of 8.0% and 46.5%, for Fiscal 2019 and Fiscal 2018, respectively.

Tax rates applicable to individual entities decreased to 17.2% for Fiscal 2019, as compared to 20.0% in Fiscal 2018.

The reasons for significant differences in the Company’s recorded income tax credit of Rs.25,425 million in Fiscal 2019, as compared to tax expense of Rs.37,678 million in Fiscal 2018, are mainly the following:

•

During Fiscal 2019, Jaguar Land Rover has taken an impairment charge resulting in a loss for Fiscal 2019. Accordingly, previously recognized deferred tax assets have been written down by Rs.26,982 million.

•

During Fiscal 2019, Tata Motors Limited, on a standalone basis, did not recognize a deferred tax asset, amounting to Rs.1,883 million on minimum alternate tax credits, as compared to Rs.6,509 million on tax losses in Fiscal 2018, due to the uncertainty of future taxable profit against which these could be utilized. However, during Fiscal 2019, there was a utilization of previously unrecognized deferred tax assets of Rs.4,756 million on standalone basis, to the extent of deferred tax liabilities created during Fiscal 2019.

•

Furthermore, during Fiscal 2019, deferred tax assets totaling Rs.2,856 million, as compared to Rs.3,393 million in Fiscal 2018, were not recognized in certain subsidiaries due to uncertainty of realization. However, for certain of the subsidiaries and a joint operation, there was a utilization of unrecognized deferred tax assets of Rs.2,260 million in Fiscal 2019.

•

Income tax expense on undistributed earnings of subsidiaries was Rs.1,278 million in Fiscal 2019, as compared to Rs.9,170 million in Fiscal 2018, mainly due to lower dividends to be received from subsidiaries (mainly Jaguar Land Rover and TDCV) due to losses in Fiscal 2019.

•	The impact of change in the statutory tax rate is Rs. 4,540 million in Fiscal 2019 as compared to Rs. 5,393 million in Fiscal 2018.

•	Tax on foreign currency gain relating to loans and deposits not liable to tax was Rs.83 million in Fiscal 2019 as compared to a loss of Rs.1,336 million in Fiscal 2018.

•

In Fiscal 2019, there was a tax credit due to share of profit of equity accounted investees of Rs.533 million, as compared to Rs.4,601 million in Fiscal 2018 (due to lower profits at our China Joint Venture).

•

Additional deduction for patent, research and product development cost of Rs.1,891 million in Fiscal 2019, as compared to Rs.4,100 million in Fiscal 2018, was mainly due to reduction in patent tax credits at Jaguar Land Rover.

•

In Fiscal 2019, there was a tax credit due to profit on sale of investments of a subsidiary, TAL Manufacturing Solutions Limited, of Rs.932 million. For further details see Note 19 to our consolidated financial statements included elsewhere in this annual report on Form 20-F.

Share of profit of equity-accounted investees and non-controlling interests in consolidated subsidiaries, net of tax

In Fiscal 2019, our share of profit of equity-accounted investees reflected a gain of Rs.2,095 million, as compared to Rs.22,783 million in Fiscal 2018. Our share of profit (including other adjustments) in the China Joint Venture in Fiscal 2019 was Rs.754 million, as compared to Rs.21,389 million in Fiscal 2018. The profits lowered by 96.5% mainly due to decrease in volumes and lower tax rebates.

The share of non-controlling interests in consolidated subsidiaries were decreased slightly to Rs.1,015 million in Fiscal 2019 from Rs.1,021 million in Fiscal 2018.

Net income

Our consolidated net loss in Fiscal 2019, excluding shares of non-controlling interests, is Rs.293,143 million from an income of Rs.65,041 million in Fiscal 2018. This decrease was mainly the result of the following factors:

•

A loss before other income, interest and tax for Jaguar Land Rover of Rs.323,813 million in Fiscal 2019 as compared to earnings of Rs.84,952 million in Fiscal 2018. The decrease in profitability was mainly attributable to higher incentive spending, other operating costs including higher marketing expenses, and higher depreciation and amortization expenses related to new models launched in the year. Further, there was an impairment charge of Rs.278,379 million in Fiscal 2019 for Jaguar Land Rover. Furthermore, in Fiscal 2018, there was increase in local market incentives received in China and a gain on defined benefit scheme changes resulting in profits.

•

Earnings Before Other Income, Interest and Tax for Tata Commercial Vehicles amounted to Rs.34,007 million in Fiscal 2019, as compared to Rs.36,694 million in Fiscal 2018, primarily due to lower volumes for TDCV, partially offset by increased sales and cost reduction initiatives for India business.

•

Earnings Before Other Income, Interest and Tax for Vehicle Financing amounted to Rs.21,153 million in Fiscal 2019, as compared to Rs.17,079 million in Fiscal 2018, due to higher disbursal of finance receivables.

•

Losses before other income, interest and tax for Tata Passenger Vehicles amounted to Rs.15,842 million in Fiscal 2019, as compared to Rs.29,999 million in Fiscal 2018, an improvement by 47.2%, due to increased sales in Utility Vehicle segment and cost reduction initiatives for India business.

Recent Accounting Pronouncements

Please refer to Note 2(x) and Note 2(y) to our consolidated financial statements included elsewhere in this annual report on Form 20-F for adopted and yet to be adopted accounting pronouncements as of March 31, 2019.

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

Estimates and underlying assumptions are reviewed on an ongoing basis and on each balance sheet date. Revisions to accounting estimates are recognized in the period in which the estimate is revised and future periods are affected.

In particular, information about significant areas of estimation uncertainty and critical judgments in applying accounting policies that have the most significant effect on the amounts recognized in the financial statements are included in the following notes:

Impairment of Goodwill

CGUs to which goodwill is allocated are tested for impairment annually on each balance sheet date, or more frequently when there is an indication that the unit may be impaired. If the recoverable amount of the CGU is less than the carrying amount of the unit, the impairment loss is allocated first to reduce the carrying amount of any goodwill allocated to that unit and then to the other assets of the unit pro rata on the basis of carrying amount of each asset in the unit. Goodwill impairment loss recognized is not reversed in subsequent period. Please refer to Note 15 to our consolidated financial statements included elsewhere in this annual report on Form 20-F for assumptions used for goodwill impairment.

Impairment

Property, plants and equipment and intangible assets

On each balance sheet date, we assess whether there is any indication that any property, plants and equipment and intangible assets with finite lives may be impaired. If any such impairment exists, the recoverable amount of an asset is estimated to determine the extent of impairment, if any. Where it is not possible to estimate the recoverable amount of an individual asset, we estimate the recoverable amount of the CGU to which the asset belongs.

Intangible assets with indefinite useful lives and intangible assets not yet available for use are tested for impairment annually on each balance sheet date, or earlier if there is an indication that the asset may be impaired.

The recoverable amount is the higher of fair value less costs to sell and VIU. In assessing VIU, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset for which the estimates of future cash flows have not been adjusted.

If the recoverable amount of an asset (or CGU) is estimated to be less than its carrying amount, the carrying amount of the asset (or CGU) is reduced to its recoverable amount. If this occurs, an impairment loss is recognized immediately in the income statement.

Finance receivables

We provide allowances for credit losses in finance receivables based on historical loss experience, current economic conditions and events, and the estimated collateral values for repossessed vehicles. This requires estimates, including the amounts and timing of future cash flows expected to be received, which reflect changes in related observable data from period to period that may be susceptible to changes.

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

The estimated liability for vehicle warranties is recorded when the products are sold. These estimates are established using historical information on the nature, frequency and average cost of warranty claims and our estimates regarding possible future incidence based on actions on product failures.

Changes in warranty liability as a result of changes in estimated future warranty costs and any additional costs in excess of estimated costs can materially affect our net income. Determination of warranty liability is based on the estimated frequency and amount of future claims, which are inherently uncertain. Our policy is to regularly monitor warranty liabilities to determine the adequacy of our estimate of such liabilities. Actual claims incurred in the future may differ from our original estimates, which may materially affect warranty expenses.

Employee Benefits

Employee benefit costs and obligations are dependent on assumptions used in calculating such amounts. These assumptions include salary increases, discount rates, health care cost trend rates, benefits earned, interest costs, expected return on plan assets, mortality rates and other factors.

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

B. Liquidity and Capital Resources

We finance our capital expenditures and research and development investments through cash generated from operations, cash and cash equivalents, and debt and equity funding. We also raise funds through the sale of investments, including divestments in stakes of subsidiaries on a selective basis.

The key element of the financing strategy is maintaining a strong financial position that allows us to fund our capital expenditures and research and development investments efficiently even if earnings are subject to short-term fluctuations. Our treasury policies for liquidity and capital resources are appropriate for automotive operations and are set through business specific sensitive analysis and by benchmarking our competitors. These are reviewed periodically by the Board.

Our business segments are (i) automotive operations and (ii) all other operations. We provide financing for vehicles sold by dealers in India. Our automotive operations segment is further divided into Tata Commercial Vehicles, Tata Passenger Vehicles, Jaguar Land Rover and Vehicle Financing. Furthermore, given the nature of our industry and competition, we are required to make significant investments in product development on an ongoing basis.

Principal Sources of Funding Liquidity

Our funding requirements are met through a mixture of equity, convertible or non-convertible debt securities and other long- and short-term borrowings. We access funds from debt markets through commercial paper programs, convertible and non-convertible debentures, and other debt instruments. We regularly monitor funding options available in the debt and equity capital markets with a view to maintain financial flexibility.

See Note 38 to our audited consolidated financial statements included elsewhere in this annual report on Form 20-F for additional disclosures on financial instruments related to liquidity, foreign exchange and interest rate exposures and use of derivatives for risk management purposes.

The following table sets forth our short- and long-term debt position:

	As of March 31,
	2019	2018
	(Rs. in millions)
Total short-term debt (excluding current portion of long-term debt)	201,503	167,949
Total current portion of long-term debt	150,341	109,339
Long-term debt net of current portion	708,067	611,419

Total Debt	1,059,911	888,707

During Fiscal 2019 and Fiscal 2018, the effective weighted average interest rate on our long-term debt was 6.9% and 5.6% per annum, respectively. The following table sets forth a summary of long-term debt outstanding as of March 31, 2019.

Details of Long-term debt	Currency	Initial Principal amounts (millions)	Redeemable on	Interest Rate	Amount repaid during year ended March 31, 2019 (Rs. millions)	Outstanding (Rs. millions)
						31-Mar-19	31-Mar-18
Non-convertible debentures	Rs.			Various	38,609	127,794	148,108
Collateralized debt obligations	Rs.			Various	13,062	30,473	13,206
Buyers credit from bank	Various			Various	5,000	25,000	15,000
Loan from banks / financial institutions	Various			Various	10,472	279,380	137,182
Compulsory convertible Preference shares	Rs.			8.780%	—	10,760	8,840
Others					—	2,155	2,120
Senior Notes
Tata Motors Limited	US$	250	due 2024	5.750%	—	17,187	16,194
Jaguar Land Rover	US$	500	due 2023	5.625%	—	34,464	32,485
Jaguar Land Rover	GBP	400	due 2023	3.875%	—	36,006	36,665
Jaguar Land Rover	GBP	400	due 2022	5.000%	—	35,970	36,598
Jaguar Land Rover	US$	500	due 2027	4.500%	—	34,586	31,569
TML Holdings Pte. Limited	US$	300	due 2021	5.750%	—	20,792	19,488
Tata Motors Limited	US$	500	due 2020	4.625%	16,021	18,049	32,389
Jaguar Land Rover	US$	500	due 2020	3.500%	—	34,687	32,714
Jaguar Land Rover	US$	500	due 2019	4.250%	—	34,713	32,738
Jaguar Land Rover	US$	700	due 2018	4.125%	50,180	—	45,845
Jaguar Land Rover	GBP	300	due 2021	2.750%	—	27,036	27,505
Jaguar Land Rover	EUR	650	due 2024	2.200%	—	50,367	52,112
Jaguar Land Rover	EUR	500	due 2026	4.500%	—	38,989	—
Jaguar Land Rover – syndicated loan	US$	200	due 2022	Floating
Jaguar Land Rover – syndicated loan	US$	800	due 2025	Floating
					—	382,846	396,302

Total Long-term debt					133,344	858,408	720,758

The following table sets forth a summary of the maturity profile for our outstanding long-term debt obligations as of March 31, 2019.

Payments Due by Period[1,2]	Rs. in millions
Within one year	195,662
After one year and up to two years	184,162
After two year and up to five years	438,942
After five year and up to ten years	195,066

Total	1,013,832

1.	Including interest.
2.	As of March 31, 2019, Jaguar Land Rover’s long-term debt obligations were senior notes and bank loans of Rs.395,162 million.

The following table sets forth our total liquid assets, namely cash and cash equivalents, short-term deposits and investments in mutual funds and money market funds (under other Investment—Current):

	As of March 31,
	2019	2018
	(Rs. in millions)
Total cash and cash equivalents	215,598	147,168
Total short-term deposits	105,742	193,616
Total mutual fund and money market fund investments	89,374	143,602

Total liquid assets	410,714	484,386

These resources enable us to address business needs in the event of changes in credit market conditions. Of the above liquid assets, Jaguar Land Rover held Rs.341,700 million and Rs.429,726 million as of March 31, 2019 and 2018, respectively. Most of Jaguar Land Rover’s liquid assets are maintained in GBP, US$ and EUR with smaller balances maintained in RMB and other currencies to meet operational requirements in those geographic regions.

We expect to invest over Rs.400 billion in property, plants and equipment and product development during Fiscal 2020.

We will continue to invest in new products and technologies to meet consumer demand and regulatory requirements and in our manufacturing base in the United Kingdom and overseas. Jaguar Land Rover has invested around GBP1 billion in its manufacturing facility in Nitra, Slovakia with annual capacity of 150,000 units which opened in October 2018 and is currently producing the Land Rover Discovery. Jaguar Land Rover has also invested around GBP1 billion in its engine manufacturing facility in Wolverhampton, which now produces 2.0-Liter Ingenium diesel and gasoline engines. In January 2019, Jaguar Land Rover announced that next-generation EDUs, developed in collaboration with BMW, will be produced at the company’s EMC in Wolverhampton. At the same time, Jaguar Land Rover announced that these EDUs will be powered by batteries assembled at a new Jaguar Land Rover Battery Assembly Centre located at Hams Hall, North Warwickshire. The Jaguar I-PACE and E-PACE are now being produced under the contract manufacturing agreement with Magna Steyr in Graz, Austria. Furthermore, the China Joint Venture opened its engine facility to produce 2.0-Liter petrol Ingenium engines in July 2017 for installation into locally manufactured China Joint Venture vehicles. The long-wheel-base Jaguar XEL went on sale in December 2017 and the E-PACE from the China Joint Venture commenced sales in September 2018. We expect that these investments will enable us to pursue further growth opportunities and address competitive positioning. We expect to satisfy our investments out of operating cash flows and cash liquidity available to us as well as additional funding through loans and other debt from time to time, as necessary.

Tata Motors Limited at a consolidated level was Free Cash Flow (which is a non-IFRS measure that equals cash flow from operating activities, less payment for property, plant and equipment and intangible assets) negative in Fiscal 2019 by Rs. 163,456 million. We expect that with the improvement in business performance in the future, the funding gap will be appropriately addressed.

The following table provides information for the credit rating of Tata Motors Limited for short-term borrowing and long-term borrowing from the following rating agencies as of March 31, 2019: Credit Analysis & Research Limited (“CARE”), Information and Credit Rating Agency of India Ltd. (“ICRA Limited” or “ICRA”), Credit Rating Information Services of India Ltd. (“CRISIL Ltd” or “CRISIL”), Standard & Poor’s Ratings Group (“S&P”) and Moody’s Investors Service (“Moody’s”). A credit rating is not a recommendation to buy, sell or hold securities. A credit rating may be subject to withdrawal or revision at any time. Each rating should be evaluated separately of any other rating:

(as of March 31, 2019)	CARE	ICRA	CRISIL	S&P	Moody’s
Long-term borrowings	AA	AA	AA	B+	Ba2
Short-term borrowings	A1+	A1+	A1+	—	—

In June 2019, Moody’s revised its credit rating of Tata Motors Limited. As of July 29, 2019, Moody’s credit rating of Tata Motors Limited stands at Ba3.

We believe that we have sufficient liquidity available to meet our planned capital requirements. However, our sources of funding could be materially and adversely affected by an economic slowdown, as was witnessed in Fiscal 2009, or other macroeconomic factors in India, the United Kingdom, the United States, Europe or China, which are beyond our control. A decrease in the demand for our vehicles could affect our ability to obtain funds from external sources on acceptable terms or in a timely manner.

Our cash is located in various subsidiaries. The cash in some of these jurisdictions, notably South Africa and Brazil, is subject to certain restrictions on cash pooling, intercompany loan arrangements or interim dividends. However, annual dividends are generally permitted, and we do not believe that these restrictions have, or are expected to have, any impact on our ability to meet our cash obligations.

Long-term funding

In order to refinance our existing borrowings and support our long-term funding needs, we continued to raise funds during Fiscal 2018 and Fiscal 2019. In the past, we issued convertible notes that were convertible into equity or repayable on maturity. Details of major funding during Fiscal 2015 through Fiscal 2019 are provided below.

In December 2011, Jaguar Land Rover entered into a committed revolving credit facility of GBP710 million for three and five years with a syndicate of banks. In July 2013, Jaguar Land Rover amended and restated the facility to GBP1,250 million at more favorable pricing and terms and conditions, which was subsequently upsized to GBP1,290 million. On July 29, 2015, Jaguar Land Rover refinanced the facility using a new facility agreement with a syndicate of 29 banks, increasing the size to GBP1.8 billion, all maturing in five years (2020), and subsequently upsized the facility to GBP1.87 billion in September 2015 by adding another bank under the accordion condition. Jaguar Land Rover is subject to certain customary financial and other covenants under this facility. This facility has been amended and extended in July 2017 to expire in July 2022 with GBP 1,935 million committed and fully undrawn as of March 31, 2019. Under the amended and extended facility, Jaguar Land Rover is no longer subject to financial covenants (for example, the interest cover covenant is now removed), but other non-financial covenants remain.

In Fiscal 2015, TMFHL and its subsidiary, TMFSL, issued NCDs and raised Rs.26,043 million. Furthermore, during Fiscal 2015, TMFHL issued unsecured perpetual NCDs worth Rs.503 million toward tier 1 capital and unsecured long-term NCDs worth Rs.2,350 million as tier 2 capital to enhance its capital adequacy ratio based on the RBI guidelines.

In Fiscal 2015, Jaguar Land Rover Automotive Plc issued: (i) US$500 million senior notes due 2019 at a coupon interest of 4.250% per annum; (ii) US$500 million senior notes due 2020 at a coupon interest of 3.500% per annum; and (iii) GBP400 million senior notes due 2023 at a coupon interest of 3.875% per annum. The proceeds were used for part prepayment of US$326 million senior notes due 2021 at a coupon interest of 8.125% per annum and GBP442 million senior notes due 2020 at a coupon interest of 8.250% per annum, and are being primarily used for general corporate purposes, including support for Jaguar Land Rover’s ongoing growth and capital spending requirements.

In Fiscal 2015, TMFHL issued US$300 million senior notes due 2021 at a coupon interest of 5.750% per annum for equity buyback.

In Fiscal 2015, Tata Motors Limited issued US$500 million senior unsecured notes due 2020 at a coupon interest of 4.625% per annum and US$250 million senior unsecured notes due 2024 at a coupon interest of 5.750% per annum. The proceeds have been used to refinance existing External Commercial Borrowing of US$500 million and the balance of the proceeds is being used to incur new additional capital expenditures and other permitted purposes as per RBI ECB guidelines. During Fiscal 2019, we repaid US$237.468 million of US$500 million senior notes.

During Fiscal 2015, Tata Motors Limited issued rated, listed, unsecured NCDs of Rs.26,000 million. The proceeds have been utilized for general corporate purposes.

During Fiscal 2016, Tata Motors Limited allotted 150,490,480 Ordinary Shares (including 32,049,820 shares underlying ADRs) of Rs.2 each at a premium of Rs.448 per share, totaling Rs.67,721 million, and 26,509,759 ‘A’ Ordinary Shares of Rs.2 each at a premium of Rs.269 per share, totaling Rs.7,184 million, pursuant to the rights issue. 154,279 Ordinary Shares and 20,531 ‘A’ Ordinary Shares have been kept in abeyance. Out of the proceeds of the rights issue, Rs.5 billion has been used for funding expenditures toward plants and machinery, Rs.15 billion has been used for research and product development, Rs.40 billion has been used for repayment in full or in part of certain long- and short-term borrowings, and Rs.14.011 billion has been used for general corporate purposes.

During Fiscal 2016, TML Holdings Pte. Ltd. refinanced an existing unsecured multi-currency loan of US$600 million (US$250 million and SG$62.8 million maturing in November 2017, and US$210 million and SG$114 million maturing in November 2019) with a new unsecured loan of US$600 million (US$300 million maturing in October 2020, and US$300 million maturing in October 2022), and refinanced the existing SG$350 million 4.25% senior notes due in May 2018 with a new syndicated loan of US$250 million maturing in March 2020.

During Fiscal 2016, TMFHL issued 43,400,000 privately-placed, cumulative non-participating compulsory convertible preference shares of Rs.100, each convertible after seven years, which qualified as tier 1 capital. Tata Motors Limited has exercised the call option and have subscribed entirely by April 2019. Further, TMFHL, and its subsidiary, TMFSL, issued NCDs and raised Rs.22,140 million. Bank borrowings through secured and unsecured term loans continued to remain as the major source of funds for long-term borrowing. During Fiscal 2016, Rs.23,250 million was raised.

In January 2017, Jaguar Land Rover Automotive Plc issued (i) EUR650 million senior notes due 2024 at a coupon interest of 2.200% per annum and (ii) GBP300 million senior notes due 2021 at a coupon interest of 2.750% per annum. The proceeds were for general corporate purposes, including support for Jaguar Land Rover’s ongoing growth and capital spending requirements. In March 2017, Jaguar Land Rover Automotive Plc completed consent transactions to align the terms of its (i) US$500 million 5.625% senior notes due 2023, (ii) US$700 million 4.125% senior notes due 2018 and (iii) GBP400 million 5.000% senior notes due 2022 to bonds it issued after January 31, 2014.

During Fiscal 2017, Tata Motors Limited issued rated, listed, unsecured NCDs of Rs.27,000 million. The proceeds have been used for general corporate purposes. Tata Motors Limited prepaid Rs.3,000 million of its unsecured 8.60% NCD due 2018 in February 2017.

During Fiscal 2017, TMFHL, and its subsidiaries, TMFL and TMFSL, issued NCDs and raised Rs.3,161 million. Bank borrowings through secured and unsecured term loans continued to remain as the major source of funds for long-term borrowing, and during Fiscal 2017, Rs.2,625 million was raised. Overall during Fiscal 2017 for the TMFHL group, the long-term debt (net) decreased by Rs.609 million.

During Fiscal 2018, Tata Motors Limited issued rated, listed, unsecured NCDs of Rs.15,000 million. The proceeds have been used for general corporate purposes.

In October 2017, Jaguar Land Rover Automotive Plc issued US$500 million senior notes due 2027 at a coupon interest of 4.500% per annum. The proceeds were for general corporate purposes, including support for Jaguar Land Rover’s ongoing growth and capital spending requirements.

During Fiscal 2018, TML Holdings Pte. Limited, a subsidiary of the Company, refinanced (i) an existing unsecured loan of US$600 million (US$300 million maturing in October 2020 and US$300 million maturing in October 2022) and (ii) a syndicated loan of US$250 million maturing in March 2020 with a new unsecured loan of GBP640 million (GBP190 million maturing in July 2020, GBP225 million maturing in July 2022 and GBP225 million maturing in July 2023).

During Fiscal 2018, TMFHL and its subsidiaries issued NCDs and raised Rs.32,310 million. Bank borrowings through secured and unsecured term loans continued to remain the major source of funds for long-term borrowings, and during Fiscal 2018, Rs.23,300 million was raised. During Fiscal 2018, overall long-term debt (net) increased by Rs.720 million.

During Fiscal 2019, Tata Motors Limited raised unsecured term loans amounting to Rs.15,000 million from banks for ongoing capital-spending requirements. Tata Motors Limited successfully completed a liability management exercise by the part-refinancing of US$500 million notes due for repayment on April 30, 2020. The Company raised ECB of US$237.468 million maturing in June 2025, which was used to repay the investors, who had surrendered their bonds through the tendering process.

In September 2018, Jaguar Land Rover Automotive Plc issued EUR500 million senior notes due 2026 at a coupon interest of 4.500% per annum. The proceeds were for general corporate purposes, including support for Jaguar Land Rover’s ongoing growth and capital spending requirements.

In October 2018, Jaguar Land Rover Automotive Plc signed a loan agreement with a syndicate of banks for US$1 billion and has drawn down the full amount. The loan has a final maturity on January 31, 2025, with 20% amortizing on October 31, 2022. The proceeds were for general corporate purposes, including support for Jaguar Land Rover’s ongoing growth and capital spending requirements.

In December 2018, the US$700 million senior notes with a coupon interest of 4.125% issued by Jaguar Land Rover Automotive Plc in December 2013 matured and were fully repaid

During Fiscal 2019, TMFHL and its subsidiaries, TMFL and TMFSL, raised Rs.20,660 million (face value) by issuing NCDs. Bank borrowings through secured term loans continued to be a major source of funds for long-term borrowing and raised Rs.63,060 million during Fiscal 2019.

Jaguar Land Rover will receive a £500 million guarantee from UK Export Finance for a planned £625 million loan facility from commercial banks. The loan is expected to be completed in Q2 Fiscal 2020 and will be amortized over five years.

We plan to refinance and raise long-term funding through borrowings or equity issuances, on the basis of review of business plans, operating results and covenant requirements of our existing borrowings.

Short-term funding

We fund our short-term working capital requirements with cash generated from operations, overdraft facilities with banks, short- and medium-term borrowings from lending institutions, banks and commercial paper. The maturities of these short-term and medium-term borrowings and debentures are generally matched to particular cash flow requirements. We had borrowings of Rs.201,503 million and Rs.167,949 million as of March 31, 2019 and 2018, respectively.

Our working capital limit for our India operations is Rs.100,000 million. The working capital limit is secured by hypothecation of existing current assets of Tata Motors Limited, including stock of raw material, stock in process, semi-finished goods, stores and spares not relating to plants and machinery (consumable stores and spares), bills receivables and book debts, including vehicle financing receivables and all other moveable current assets, except cash and bank balances, loans and advances of Tata Motors Limited, both present and future. The working capital limit is renewed annually for Tata Motors Limited. Tata Motors Limited currently has Rs.15,000 million revolving credit facility which remained undrawn as of March 31, 2019.

As of March 31, 2019, Jaguar Land Rover Limited had drawings of USD148 million (GBP114 million equivalent) under their USD295 million uncommitted invoice discounting facility, which is being wound down and replaced with a newly established USD700 million committed invoice discounting facility which was signed in March 2019. Under the terms of the new facility, we would de-recognize the factored receivables in accordance with IFRS 9 as there are no recourse arrangements.

We had unused credit facilities of Rs.332,034 million and Rs.367,901 million as of March 31, 2019 and 2018, respectively.

Loan Covenants

Some of our financing agreements and debt arrangements set limits on and/or require prior lender consent for, among other things, undertaking new projects, issuing new securities, changes in management, mergers, sales of undertakings and investments in subsidiaries. In addition, certain negative covenants may limit our ability to borrow additional funds or to incur additional liens, and/or provide for increased costs in case of breach. Certain financing arrangements also include financial covenants to maintain certain debt-to-equity ratios, debt-to-earnings ratios, liquidity ratios, capital expenditure ratios and debt coverage ratios.

We monitor compliance with our financial covenants on an ongoing basis. We also review our refinancing strategy and continue to plan for deployment of long-term funds to address any potential non-compliance.

Certain debt issued by Jaguar Land Rover is subject to customary covenants and events of default, which include, among other things, restrictions or limitations on the amount of cash that may be transferred outside of the Jaguar Land Rover Group in the form of dividends, loans or investments to TML and its subsidiaries. These are referred to as “restricted payments” in the relevant Jaguar Land Rover financing documentation. In general, the amount of cash which may be transferred as restricted payments from the Jaguar Land Rover Group to the Company and its subsidiaries is limited to 50% of its cumulative consolidated net income (as defined in the relevant financing documentation) from January 2011. As of March 31, 2019, the estimated amount that is available for dividend payments, other distributions and restricted payments was approximately GBP4,315 million.

As per S-X Regulations, a company must compute its proportionate share of restricted net assets basis consolidated financials. If the amount of such restriction is more than 25% of the company’s consolidated net assets, then condensed financial information of the parent company has to be presented. As of March 31, 2019, the restricted net assets is less than 25% of the consolidated net assets and hence the disclosure pertaining to parent only financials has not been given.

Cash Flow Data

The following table sets forth selected items from our consolidated statements of cash flows for the periods indicated.

	Rs. in millions
	2019	2018
Net Cash provided by Operating Activities:	188,908	238,574
Net income/(loss) after tax	(292,128)	66,062
Adjustments to net income after tax	570,966	261,042
Changes in operating assets and liabilities	(63,336)	(58,318)
Income tax paid	(26,594)	(30,212)
Net Cash used in Investing Activities	(197,111)	(262,016)
Purchase of property, plants and equipment and intangible assets (net)	(352,363)	(350,486)
Net investment, short-term deposit, margin money and loans given	145,324	63,591
Dividend and interest received	9,928	24,879
Net Cash provided by Financing Activities	88,304	20,117
Equity issuance / Proceeds from issue of shares by a subsidiary to non-controlling shareholders (net of issue expenses)	—	0 *
Dividends paid (including to non-controlling shareholders of subsidiaries)	(947)	(960)
Interest paid	(68,404)	(54,107)
Short-term (net) borrowings (net of debt issuance cost)	31,809	29,604
Long-term (net) borrowings (net of debt issuance cost)	125,846	45,580
Net change in cash and cash equivalents	80,101	(3,325)
Cash and cash equivalents, end of the year	215,598	147,168

*	Less than Rs.50,000

Fiscal 2019 compared to Fiscal 2018
Cash and cash equivalents increased by Rs.68,430 million in Fiscal 2019 to Rs.215,598 million from Rs.147,168 million in Fiscal 2018, partially offset by an unfavorable currency translation of Rs.3,018 million from GBP to Indian rupees. The increase in cash and cash equivalents (excluding currency translation) resulted from the changes to our cash flows in Fiscal 2019 when compared to Fiscal 2018 as described below. Net cash provided by operating activities totaled Rs.188,908 million in Fiscal 2019, a decrease of Rs.49,666 million, as compared to Rs.238,574 million in Fiscal 2018.

The net loss is Rs.292,128 million in Fiscal 2019 as compared to a profit of Rs.66,062 million in Fiscal 2018. Therefore, the net loss after tax (after adjustments) of Rs.278,838 million in Fiscal 2019 from income of Rs.327,103 million in Fiscal 2018. The changes in operating assets and liabilities resulted in a net outflow of Rs.63,336 million in Fiscal 2019, as compared to Rs.58,318 million in Fiscal 2018.

In Fiscal 2019, the net outflow in vehicle finance receivables was Rs.97,257 million as compared to Rs.63,361 million in Fiscal 2018. For Tata Commercial Vehicles and Tata Passenger Vehicles there was an outflow of Rs.3,841 million in Fiscal 2019, compared to an inflow of Rs.886 million in Fiscal 2018, which was attributable to a decrease in trade payables and acceptances by Rs.5,684 million, partly offset by an increase in inventory by Rs.7,831 million.

For Jaguar Land Rover brand vehicles, there was a net inflow of cash on account of changes in operating assets and liabilities accounting to Rs.31,146 million in Fiscal 2019, as compared to outflow of Rs.6,694 million in Fiscal 2018. This is mainly due to higher inventory, trade receivables and lower other current and non-current liabilities.

Income tax paid has decreased to Rs.26,594 million in Fiscal 2019, as compared to Rs.30,212 million in Fiscal 2018, which was primarily attributable to tax payments by Jaguar Land Rover’s foreign subsidiaries in their respective tax jurisdictions.

Net cash used in investing activities totaled Rs.197,111 million in Fiscal 2019, as compared to Rs.262,016 million for Fiscal 2018, a decrease of Rs.64,905 million or 24.8%, mainly due to a reduction in deposits with banks and financial institutions mainly at Jaguar Land Rover. In Fiscal 2019, payments for capital expenditures at Jaguar Land Rover decreased by 7.6% to Rs.293,642 million from Rs.317,634 million in Fiscal 2018. The capital expenditures were intended to support continued investment in new products at Jaguar Land Rover and manufacturing facilities in the United Kingdom, Austria and Slovakia. Further, in Fiscal 2019, payments for capital expenditures at Tata Commercial Vehicles and Tata Passenger Vehicles increased to Rs.49,735 million from Rs.38,091 million in Fiscal 2018, mainly due to new products planned for the future, including Bharat Stage VI.

The following table sets forth a summary of our cash flow on property, plants and equipment and intangible assets for the periods indicated.

	For the year ended,
	2019	2018
	(Rs. in millions)
Tata Commercial Vehicles and Tata Passenger Vehicles	49,735	38,091
Jaguar Land Rover	293,642	317,634

Our net investment in short-term deposit margin moneys and loans resulted in an inflow of Rs.145,324 million in Fiscal 2019, as compared to Rs.63,591 million in Fiscal 2018. The cash inflows in Fiscal 2019 and Fiscal 2018 of Rs.149,696 million and Rs.52,812 million, respectively, mainly related to deposits and money market funds realized by Jaguar Land Rover.

Net cash inflow from financing activities totaled Rs.88,304 million in Fiscal 2019, as compared to Rs.20,117 million in Fiscal 2018, mainly due to an increase in long-term and short-term borrowings.

For Tata Commercial Vehicles and Tata Passenger Vehicles, the short-term debt increased by Rs.37,291 million, whereas long-term debt (net) increased by Rs.66,526 million, due to additional borrowings. There was an increase in debt (short-term and long-term) of Rs.104,612 million in Fiscal 2019 at Vehicle Financing, as compared to Rs.54,351 million in Fiscal 2018.

For Jaguar Land Rover, the short-term debt (net) decreased by Rs.5,016 million and long-term debt (net) increased by Rs.61,269 million in Fiscal 2019, due to new borrowings in Fiscal 2019.

Interest paid was Rs.68,404 million in Fiscal 2019, as compared to Rs.54,107 million in Fiscal 2018. For Jaguar Land Rover, interest paid was Rs.19,095 million in Fiscal 2019, as compared to Rs.13,638 million in Fiscal 2018. For Tata Commercial Vehicles and Tata Passenger Vehicles, interest paid was Rs.26,628 million in Fiscal 2019, as compared to Rs.24,255 million in Fiscal 2018, due to an increase in borrowing in Fiscal 2019. For Vehicle Financing, interest paid was Rs.25,051 million in Fiscal 2019 as compared to Rs.18,270 million in Fiscal 2018. Please see Item 5.B “Operating and Financial Review and Prospects—Liquidity and Capital Resources—Principal Sources of Funding Liquidity—Long-term funding” of this annual report on Form 20-F.

Balance Sheet Data

Below is a discussion of major items and variations in our consolidated balance sheet as of March 31, 2019 and 2018, included elsewhere in this annual report on Form 20-F.

Our total assets were Rs.2,987,120 million and Rs.3,235,511 million as of March 31, 2019 and 2018, respectively. The decrease by 7.7% in assets as of March 31, 2019 takes into account an unfavorable foreign currency translation from GBP into Indian rupees as described below. Further, there was an impairment charge of Rs.278,379 million in Fiscal 2019 for the Jaguar Land Rover business, resulting in a decrease in total assets.

Our total current assets decreased by Rs.134,373 million to Rs.1,228,275 million or 9.9% as of March 31, 2019, as compared to Rs.1,362,648 million as of March 31, 2018.

Cash and cash equivalents increased by 46.5% to Rs.215,598 million as of March 31, 2019, compared to Rs.147,168 million as of March 31, 2018, which also includes an unfavorable foreign currency translation of Rs.3,018 million from GBP to Indian rupees. We hold cash and cash equivalents principally in Indian rupees, GBP, and Chinese Renminbi. Out of cash and cash equivalents as of March 31, 2019, Jaguar Land Rover held the GBP equivalent of Rs.171,187 million, which consists of surplus cash deposits for future use. As of March 31, 2019, we had short-term deposits of Rs.105,742 million, as compared to Rs.193,616 million as of March 31, 2018, a decrease of 45.4%, reflecting a decrease in the value of deposits invested over a term of three months or longer at Jaguar Land Rover.

As of March 31, 2019, we had finance receivables, including the non-current portion (net of allowances for credit losses), of Rs.336,247 million, as compared to Rs.238,990 million as of March 31, 2018, an increase of 40.7%, primarily due to growth in the Commercial Vehicles market in India, leading to higher disbursal of vehicle financing, which contributed to the increase in net finance receivables. Gross finance receivables were Rs.344,577 million as of March 31, 2019, as compared to Rs.250,708 million as of March 31, 2018. Vehicle financing is integral to our automotive operations in India. For further detail see Item 4.B “Information on the Company—Business Overview—Overview of Automobile Operations—Tata Commercial Vehicles and Tata Passenger Vehicles—Tata Commercial Vehicles and Tata Passenger Vehicles—Vehicle Financing.”

Trade receivables (net of allowance for doubtful receivables) were Rs.189,962 million as of March 31, 2019, representing a decrease of 4.5% over March 31, 2018. The decrease was due to an unfavorable foreign currency translation of Rs.2,547 million from GBP to Indian rupees. Trade receivables for Tata Commercial Vehicles and Tata Passenger Vehicles increased by 17.9% to Rs.64,737 million as of March 31, 2019 from Rs.54,928 million as of March 31, 2018, primarily representing dues from government-owned transport companies and some of our dealers. The trade receivables of Jaguar Land Rover were Rs.120,636 million as of March 31, 2019, as compared to Rs.143,740 million as of March 31, 2018. The past dues for more than six months (gross) decreased from Rs.16,968 million as of March 31, 2018 to Rs.15,161 million or 10.7% as of March 31, 2019. These mainly represent dues from government-owned transport undertakings and Passenger Vehicle dealers, for which we are pursuing recovery.

As of March 31, 2019, inventories were at Rs.390,016 million, compared to Rs.424,296 million as of March 31, 2018, a decrease of 8.1%. The decrease in finished goods inventory was Rs.23,618 million from Rs.338,690 million as of March 31, 2018 to Rs.315,072 million as of March 31, 2019, mainly due to a decrease in volumes at the Jaguar Land Rover business. This decrease was offset by an unfavorable currency translation of Rs.6,483 million from GBP to Indian rupees. In terms of number of days to sales, finished goods represented 39 inventory days in sales in Fiscal 2019, as compared to 43 inventory days in Fiscal 2018.

Our investments (current and non-current investments) decreased to Rs.104,358 million as of March 31, 2019 from Rs.154,214 million as of March 31, 2018, representing a decrease of 32.3%. Our investments mainly comprise mutual fund and money market funds investments of Rs.89,663 million as of March 31, 2019, as compared to Rs.143,602 million as of March 31, 2018. Investments attributable to Jaguar Land Rover were Rs.83,678 million as of March 31, 2019, as compared to Rs.130,227 million as of March 31, 2018, a decrease of 35.7%. Tata Motors Limited (Parent) on Standalone basis has investments in mutual funds of Rs.11,013 million as of March 31, 2019, as compared to Rs.15,170 million as of March 31, 2018.

Our other assets (current and non-current) decreased by 6.4% to Rs.94,151 million as of March 31, 2019 from Rs.100,627 million as of March 31, 2018. The decrease is mainly attributable to GST, VAT, other taxes recoverable, statutory deposits and dues from the Government of India which decreased to Rs. 61,539 million as of March 31, 2019, as compared with Rs.67,246 million as of March 31, 2018.

Our other financial assets (current and non-current) decreased to Rs.82,137 million as of March 31, 2019 from Rs.109,036 million as of March 31, 2018. Derivative financial instruments (representing options and other hedging arrangements, mainly related to the Jaguar Land Rover business) decreased by 59.7% to Rs.21,467 million as of March 31, 2019 from Rs.53,230 million as of March 31, 2018, predominantly due to the strengthening of the Euro compared to GBP and therefore the decreasing fair value of Euro derivative contracts. Advances and other receivables recoverable in cash increased to Rs.36,225 million as of March 31, 2019 from Rs.34,749 million as of March 31, 2018. Further, restricted bank deposits decreased to Rs.4,403 million as of March 31, 2019 from Rs.5,629 million as of March 31, 2018.

Income tax assets (both current and non-current) increased by 9.0% to Rs.12,089 million as of March 31, 2019 from Rs.11,086 million as of March 31, 2018.

Property, plants and equipment (net of depreciation) decreased by 10.4% from Rs.850,444 million as of March 31, 2018 to Rs.762,303 million as of March 31, 2019. The decrease is partly due to an unfavorable foreign currency translation of Rs.10,283 million from GBP to Indian rupees. After adjusting for the foreign currency translation impact, a decrease of Rs.77,858 million is mainly represented by an impairment charge taken in Fiscal 2019. The impairment relates to the Jaguar Land Rover business and other write offs amounting to Rs.111,187 million, offset by additions toward tooling’s for new product launches and Jaguar Land Rover’s new plant at Nitra, Slovakia.

Goodwill as of March 31, 2019 was Rs.7,479 million, as compared to Rs.1,165 million as of March 31, 2018. The increase was attributable to goodwill pertaining to software consultancy and the services of our subsidiary, Tata Technologies Limited, where we reversed the classification as held for sale in Fiscal 2019 due to delay in completing the sale.

Intangible assets decreased by 15.3% from Rs.685,168 million as of March 31, 2018 to Rs.580,556 million as of March 31, 2019, mainly due to an impairment charge taken of Rs.101,883 million in Fiscal 2019. This decrease is also due to an unfavorable foreign currency translation of Rs.6,947 million from GBP to Indian rupees. As of March 31, 2019, there were product development projects in progress amounting to Rs.219,714 million.

Carrying value of investments in equity-accounted investees decreased by 0.9% to Rs.53,349 million as at March 31, 2019, from Rs.53,853 million as of March 31, 2018. The value of investments decreased mainly due to the payout of dividends amounting to GBP 21.7 million (Rs.1,990.3 million) in Fiscal 2019 from the China Joint Venture, and the profits for the year were lower for Fiscal 2019 as compared to Fiscal 2018.

A deferred tax asset (net) of Rs.47,677 million was recorded in our income statement and Rs.9,020 million in other comprehensive income, which mainly includes Rs.3,859 million (including currency translation) toward post-retirement benefits and Rs.3,675 million toward cash flow hedges in Fiscal 2019. The net deferred tax asset of Rs.36,601 million was recorded as of March 31, 2019 as compared to a liability of Rs.20,193 million as of March 31, 2018.

Accounts payable (including acceptances) were Rs.791,453 million as of March 31, 2019, as compared to Rs.853,615 million as of March 31, 2018, a decrease of 7.3%, reflecting a decrease in operations and favorable foreign currency translation of Rs.12,843 million from GBP to Indian rupees.

Other financial liabilities (current and non-current) were Rs.133,158 million as of March 31, 2019, as compared to Rs.147,006 million as of March 31, 2018 (net of a favorable currency translation impact of Rs.2,460 million), reflecting liabilities toward vehicles sold under repurchase arrangements, derivative instruments, and interest accrued but not due on loans and lease liabilities. Liability toward vehicles sold under repurchasing arrangements decreased to Rs.42,437 million as of March 31, 2019 from Rs.44,236 million as of March 31, 2018, due to a decrease in the repurchase business at Jaguar Land Rover. Derivative financial instruments (representing options and other hedging arrangements, mainly related to Jaguar Land Rover) decreased by 14.5% to Rs.74,050 million as of March 31, 2019 from Rs.86,579 million as of March 31, 2018, predominantly due to a decrease in the volume of RMB forward foreign exchange contracts therefore decreasing the fair value of these derivative liabilities.

Provisions (current and non-current) increased by 16.7% to Rs.220,516 million as of March 31, 2019 from Rs.188,912 million as of March 31, 2018. Provisions for warranties increased by 9.8% or Rs.15,676 million to Rs.175,013 million as of March 31, 2019, as compared to Rs.159,337 million as of March 31, 2018 at both Jaguar Land Rover, mainly due to higher level of warranty campaign and goodwill warranty provisions (e.g. campaigns in China) and at Tata Motors Limited due to increase in the volumes and warranty period for certain Commercial Vehicle models at our Indian operations, offset by favorable foreign currency translation impact of Rs.3,606 million from GBP to Indian rupees. Furthermore, provisions for product liability increased to Rs.17,864 million as of March 31, 2019, compared to Rs.13,199 million as of March 31, 2018.

Other liabilities (current and non-current) increased by 27.4% to Rs.198,928 million as of March 31, 2019, as compared to Rs.156,200 million as of March 31, 2018. Employee benefit obligations increased by 49.0% to Rs.61,101 million as of March 31, 2019, as compared to Rs.41,008 million as of March 31, 2018, mainly pertaining to the Jaguar Land Rover pension plan, consequent to changes in actuarial assumptions. There was an increase in higher amount of contract liabilities by 17.6% to Rs.92,505 million as of March 31, 2019 from Rs.78,679 million as of March 31, 2018, mainly at Jaguar Land Rover. These were offset by a favorable currency translation of Rs.3,076 million from GBP to Indian rupees.

Our total debt was Rs.1,059,911 million as of March 31, 2019, as compared to Rs.888,707 million as of March 31, 2018, an increase of 19.3%, partially offset by a favorable currency translation of Rs.7,548 million from GBP to Indian rupees. Short-term debt (including the current portion of long-term debt) increased by 26.9% to Rs.351,844 million as of March 31, 2019, as compared to Rs.277,287 million as of March 31, 2018. Long-term debt (excluding the current portion) increased by 15.8% to Rs.708,067 million as of March 31, 2019 from Rs.611,419 million as of March 31, 2018. Long-term debt (including the current portion) increased by 19.1% to Rs.858,408 million as of March 31, 2019 as compared to Rs.720,758 million as of March 31, 2018. Please see Item 5.B “Operating and Financial Review and Prospects—Liquidity and Capital Resources—Principal Sources of Funding Liquidity—Long-term funding” for further details.

Further, as noted above, in May 2018, TML’s board approved the sale of TML’s defense business, to Tata Advanced Systems Limited, a Tata group company, which is pending certain approvals. Accordingly, the assets pertaining to TML’s defense business were classified as held for sale amounting to Rs.1,622 million as of March 31, 2019.

Total equity was Rs.558,067 million as of March 31, 2019 and Rs.913,521 million as of March 31, 2018, respectively.

Equity attributable to shareholders of Tata Motors Limited decreased from Rs.908,164 million as of March 31, 2018 to Rs.552,739 million as of March 31, 2019, mainly due to losses for Fiscal 2019.

Our other components of equity reflected a loss of Rs.33,368 million as of March 31, 2019, as compared to a gain of Rs.7,114 million as of March 31, 2018. We accounted for an actuarial gains/loss (net) gain of Rs.21,380 million in respect of pension obligations as of March 31, 2019. In Fiscal 2019, a loss of Rs.8,132 million on cash flow hedges (net) is recorded in comprehensive income. There was also a loss in currency translation differences of Rs.21,000 million.

The Ratio of Net Debt to Shareholders’ Equity (total debt less cash and cash equivalents, mutual funds—current and money market funds divided by total shareholders’ equity) under IFRS increased from 0.7 as of March 31, 2018 to 1.4 as of March 31, 2019. Details of the calculation of this ratio are set forth in Exhibit 7.1 to this annual report on Form 20-F.

The following table sets forth our contingent liabilities as of the dates indicated.

	As of March 31,
	2019	2018
	(Rs. in millions)
Income tax	5,410	3,031
Excise duties	10,240	16,717
Sales tax	12,841	10,962
Other taxes and claims[1]	4,516	3,670

Total	33,007	34,380

1.	Other taxes and claims include claims by other revenue authorities and distributors. See Item 4.B “Information on the Company—Business Overview—Legal Proceedings” of this annual report on Form 20-F.

Rs.120,968 million and Rs.106,001 million in Fiscal 2019 and Fiscal 2018, respectively, represent executory contracts on capital accounts otherwise provided for.

Under the joint venture agreement for the China Joint Venture, we are committed to contributing RMB3.5 billion of capital toward our share of capital in the joint venture. As of March 31, 2019, we had an outstanding commitment of approximately RMB625 million.

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

Capital Expenditures

Capital expenditures totaled Rs.342,236 million and Rs.415,103 million during Fiscal 2019 and Fiscal 2018, respectively. Our automotive operations accounted for a majority of such capital expenditures. We currently plan to invest over Rs.400 billion in Fiscal 2019 in new products and technologies. Please see Item 5.B “Operating and Financial Review and Prospects—Liquidity and Capital Resources” of this annual report on Form 20-F for additional details.

Our capital expenditures in India during Fiscal 2018 related mostly to (i) the introduction of new products, such as the Tata Harrier, (ii) the development of planned future products and technologies, and (iii) quality and reliability improvements aimed at reducing operating costs.

Capital expenditures for Jaguar Land Rover mainly included expenditures for the global launches of the new all-electric award-winning Jaguar I-PACE, the refreshed Jaguar XE, the all-new Range Rover Evoque, the refreshed Discovery Sport, the upcoming Land Rover Defender, product development costs for various other future products and other investments manufacturing and technology. Jaguar Land Rover opened a manufacturing plant for the China Joint Venture in Changshu, China in October 2014 and began manufacturing the Range Rover Evoque there shortly thereafter. Manufacture of the Land Rover Discovery Sport commenced in the third quarter of Fiscal 2016, followed by the long wheel-base Jaguar XFL in the first half of Fiscal 2017, which went on sale in September 2016 and the long wheel-base Jaguar XEL which went on sale in December 2017 and more recently the Jaguar E-PACE which went on sale from the China Joint Venture in September 2018. Jaguar Land Rover and Chery invested approximately RMB10.9 billion in the first phase of the project, which was used to establish the manufacturing plant, a research and development center and an engine production facility. Jaguar Land Rover invested approximately RMB3.5 billion of equity capital in the China Joint Venture, representing 50% of the share capital and voting rights of the joint venture company. Additional manufacturing capacity has since been added. In Fiscal 2019, there was no further capital infusion.

We continue to focus on development of new products for our various markets. Through Jaguar Land Rover, we continue to make investments in new technologies through its research and development activities to develop products that meet the requirements of the premium market, including developing sustainable technologies to improve fuel economy and reduce carbon dioxide emissions, such as the application of PHEVs, now available in the Range Rover and Range Rover Sport, and battery electric technologies, as applied in Jaguar Land Rover’s first battery electric vehicle, the Jaguar I-PACE. Please refer to Item 4.B “Information on the Company—Business Overview—Government Regulations” of this annual report on Form 20-F for further details.

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

We engaged in additional financing activities during Fiscal 2014 and Fiscal 2015 as described above in the introduction to this Item 5.B “Operating and Financial Review and Prospects—Liquidity and Capital Resources.”

C. Research and Development, Patents and Licenses

Please see Item 4.B “Information on the Company—Business Overview” for the information required by this item.

D. Trend Information

Please see Item 5.A “Operating and Financial Review and Prospects—Operating Results” for the information required by this item.

E. Off-balance Sheet Arrangements

None

F. Tabular Disclosure of Contractual Obligations

The following table summarizes payments due under significant contractual commitments as of March 31, 2019:

	Payment due by period
	(Rs. in millions)
Type	Total	Less than 1 year	1 to 3 years	3 to 5 years	More than 5 years
Long-term debts[1]	858,408	195,662	336,857	286,247	195,066
Capital lease	1,735	267	442	350	676
Operating lease	62,224	10,994	16,096	10,165	24,969
Capital commitments	120,968	119,186	1,503	78	201
Purchase commitments	201,598	77,848	71,158	23,821	28,771
Other liabilities	330,351	191,044	65,430	36,535	37,342
Provisions	220,516	101,982	88,828	22,471	7,235

Total	1,795,800	696,983	580,314	379,667	294,260

1.	Includes interest.

G. Safe Harbor

See the section entitled “Cautionary Note on Forward-looking Statements” at the beginning of this annual report on Form 20-F.

Item 6.	Directors, Senior Management and Employees

A. Directors and Senior Management

Board of Directors

Under the Articles of Association, the Company cannot have fewer than three or more than fifteen Directors. During Fiscal 2019, the Board comprised of nine Directors. The Company’s Directors are not required to hold any Shares by way of qualification.

Under the Articles of Association, the board of directors of Tata Steel, which owns, as of June 30, 2019, 0.0034% of Ordinary Shares and none of the ‘A’ Ordinary Shares of the Company, has the right to nominate one Director to the Board.

In addition, the Articles of Association provide that (a) debenture holders of the Company have the right to nominate one Director (the “Debenture Director”), if the trust deeds relating to outstanding debentures require the holders to nominate a Director and (b) financial institutions in India have the right to nominate two Directors (the “Financial Institutions Directors”) to the Board pursuant to the terms of the relevant loan agreements. Currently, there are no Debenture Directors or Financial Institutions Directors on the Board and there are no relevant debentures or loan agreements outstanding that would empower financial institutions in India to nominate Directors to the Board.

As of June 30, 2019, the Directors and senior management of the Company, in their sole and joint names, beneficially held an aggregate of 20,500 Ordinary Shares (approximately 0.0007% of our issued share capital) and no ‘A’ Ordinary Shares of the Company.

The following table provides information about the Directors, executive officers and Group Chief Financial Officer of the Company, as of June 30, 2019:

Name	Position	Date of birth/ business address [1]	Year appointed as Director, executive officer or Group Chief Financial Officer	Expiration of term	Ordinary Shares beneficially owned as of June 30, 2019 [2]	‘A’ Ordinary Shares beneficially owned as of June 30, 2019 [2]
Mr. N. Chandrasekaran [3]	Non-Executive Chairman	June 2, 1963	2017	2033	—	—
Mr. Nasser Munjee	Independent Director	November 18, 1952	2008	2019	—	—
Mr. V. K. Jairath	Independent Director	December 27, 1958	2009	2019	—	—
Ms. Falguni Nayar	Independent Director	February 19, 1963	2013	2019	—	—
Mr. O. P. Bhatt	Independent Director	March 7, 1951	2017	2022	—	—
Ms. Hanne Sorensen	Independent Director	September 18, 1965	2018	2023	—	—
Ms. Vedika Bhandarkar [4]	Independent Director	December 19, 1967	2019	2024	—	—
Dr. Ralf Speth	Non-Executive Director	September 9, 1955	2010	2020	—	—
Mr. Guenter Butschek	CEO and Managing Director	October 21, 1960	2016	2021	—	—
Mr. P. B. Balaji	Group Chief Financial Officer	September 9, 1969	2017	2034	20,000	—
Mr. S. B. Borwankar [5]	Executive Director and COO	July 15, 1952	2012	2019	500	—

1.

The business address of each of the Company’s Directors, executive officers and Group Chief Financial Officer, other than as described immediately below, is Bombay House, 24 Homi Mody Street, Mumbai — 400001. The business address of Mr. Nasser Munjee is Damac Maison, he Vogue, Al Abraj Street, Business Bay, Dubai; the business address of Mr. V. K. Jairath is 194-B Kalpataru Horizon, S. K. Ahire Marg, Worli, Mumbai — 400018; the business address of Ms. Falguni Nayar is FSN E-Commerce Ventures Pvt. Ltd., 104, Vasan Udyog Bhavan, Sun Mill Compound, Tulsi Pipe Road, Lower Parel (West), Mumbai — 400013; the business address of Mr. O.P. Bhatt is 3, Ground Floor, Seagull, Carmichael Road, Mumbai 400 026; the business address of Ms Hanne Sorensen is Esplanaden 5, 3rd Floor, Copenhagen 1263 K, Denmark; the business address of Ms. Vedika Bhandarkar is B-8, Sea Face Park, 50, Bhulabhai Desai Road, Mumbai 400026; the business address of Dr. Ralf Speth is Jaguar Land Rover, Abbey Road, Whitley, Coventry, CV3 4LF, United Kingdom; and the business address of Mr. S. B. Borwankar is Tata Motors Limited, Pune Works, Pimpri, Pune — 411018.

2.	Each of the Company’s Directors, executive officers and Group Chief Financial Officer beneficially owned less than 1% of the Company’s Shares as of June 30, 2019.

3.	Subject to retirement by rotation and eligible for re-election by the members at the annual general meeting of Tata Motors Limited in 2019, pursuant to the provisions of the Companies Act.

4.	Appointed as a Non-Executive Independent Director of the Company with effect from June 26, 2019.

5.

Retired as the Executive Director and COO of the Company on July 15, 2019 in accordance with the Company’s retirement policy and terms of his appointment approved by the shareholders the Company August 22, 2017. Mr. Borwankar’s replacement as the COO of the Company has not yet been announced by the Company, as of the date of the annual report an Form 20-F.

Biographies

Set forth below is a short biography of each of the Company’s Directors and Group Chief Financial Officer:

Mr. Natarajan Chandrasekaran (Chairman)

Mr. Natarajan Chandrasekaran is the Chairman of the board of Tata Sons Private Limited, the holding company and promoter of more than 100 Tata operating companies with aggregate annual revenues of more than US$100 billion, and a combined market capitalization exceeding US$120 billion at the start of 2017. He joined the board of Tata Sons in October 2016 and was appointed Chairman in January 2017.

Mr. Chandrasekaran’s appointment as Chairman of the board of Tata Sons is preceded by a 30-year career at TCS. He attended the Regional Engineering College, Trichy, Tamil Nadu, where he completed a master’s degree in Computer Applications before joining TCS in 1987. Under his leadership, TCS implemented a culture of customer focus and innovation, and consolidated its position as the largest private sector employer in India. TCS generated total revenues of US$16.5 billion in Fiscal 2016. It was ranked among the “Big 4” most valuable IT services brands worldwide and as one of the World’s Most Innovative Companies by Forbes, and recognized as a Global Top Employer by the Top Employers Institute across 24 countries.

Mr. Chandrasekaran was also appointed as a director on the board of India’s central bank, the Reserve Bank of India, in 2016. He also serves on the board of directors of Tata Steel Limited, TCS Foundation, the Indian Hotels Company Limited, the Tata Power Company Limited, Tata Global Beverages Limited, Jaguar Land Rover Automotive Plc and TCS. He is also the Chairman of the Society and Board of Governor of the Indian Institute of Management—Lucknow, a member on the Court of the Indian Institute of Science – Bangalore, International Advisory Council of the Bocconi University - Milan and on the International Advisory Board of the Singapore Economic Development Board.

Mr. Chandrasekaran’s business leadership has been recognized by several corporate and community organizations, and he has received numerous awards, including Business Leader of the Year at the ET Awards for Corporate Excellence 2016; CNBC TV 18 – ‘Indian Business Icon’ 2014; CNN-IBN Indian of the Year 2014 (business category); ‘Best CEO’ for 2013 and 2014 by Business Today; and ‘Best CEO’ 2010-15 Institutional Investor’s Annual All-Asia Executive Team rankings.

Mr. Chandrasekaran was appointed as a Non-Executive Board Chairman and Director of Tata Motors Limited with effect from January 17, 2017.

Mr. Nasser Munjee

Mr. Munjee served with HDFC Bank Limited for over 20 years in various positions, including as its Executive Director. He was the Managing Director of Infrastructure Development Finance Company Ltd. until March 2004. Presently, he is the Chairman of Development Credit Bank (since June 2005) and is also a member of the board of directors of various other companies, including ABB India Limited, Ambuja Cements Limited, Cummins India Limited, HDFC Limited, Jaguar Land Rover Automotive Plc, Tata Chemicals Limited, Tata Chemicals North America Inc., TCE Group Limited, Adsum Capital Limited, TMFL, and Astarda Limited, as well as various non-profit organizations such as Aga Khan Foundation, Aga Khan Rural Support Programme, Indian Institute for Human Settlements and Karta Initiative India Foundation.

Mr. Munjee holds a bachelor’s degree and a master’s degree from the London School of Economics.

He was appointed as an independent Director of Tata Motors Limited with effect from June 27, 2008.

Mr. V. K. Jairath

Mr. Jairath served as the Principal Secretary (Industries) of the State Government of Maharashtra and has over 25 years of experience in public administration, rural development, poverty alleviation, infrastructure, finance, industry, urban development, environmental management and a touch of the private sector occupying various important positions in the Government of India and the State Government of Maharashtra. Mr. Jairath holds directorships in Kirloskar Oil Engines Limited, TML Distribution Co. Limited, Wockhardt Limited, Kirloskar Industries Limited, the Bombay Dyeing & Manufacturing Co. Limited, Go Airlines (India) Limited, Bombay Burmah Trading Corporation Limited and TMFSL.

Mr. Jairath holds a bachelor’s degree in public administration and a bachelor’s degree in law, both from the Punjab University, a master’s degree in Economics from the University of Manchester and joined the Indian Administrative Service in 1982.

He was appointed as an Independent Director of Tata Motors Limited with effect from March 31, 2009.

Ms. Falguni Nayar

Ms. Nayar has spent over 19 years with Kotak Mahindra Bank, for the last six years as Managing Director and CEO of Kotak Investment Bank. She is the founder and CEO of Nykaa.com, an online shopping website for beauty and wellness products which also offers an online magazine, expert advice and virtual makeover tools. She is a designated partner in ASFM Enterprises and is a member of the board of directors of several other Indian companies, including ACC Limited, Dabur India Limited, Kotak Securities Limited, Tata Technologies Limited and Endurance Technologies Limited. She is also the promoter and director of Heritage View Developers Pvt. Limited, FSN E-Commerce Venture Pvt. Ltd., FSN Brands Marketing Pvt. Limited, Valleyview Probuild Pvt. Ltd., Sea View Probuild Pvt. Ltd., Sealink View Probuild Pvt. Ltd. and Golf Land Developers Pvt. Limited.

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

She was appointed as an Independent Director of Tata Motors Limited with effect from May 29, 2013.

Mr. Om Prakash Bhatt

Mr. Bhatt is a graduate in Science and a post graduate in English Literature (Gold Medalist). From July 1, 2006 to March 31, 2011, Mr. Bhatt was the Chairman, State Bank Group, which includes State Bank of India, India’s largest commercial bank; five associate banks in India; five overseas banks; SBI Life, the country’s largest private life insurer; SBI Capital Markets, India’s leading investment bank; SBI Fund Management; and other subsidiaries spanning diverse activities; from general insurance to custodial services. Under his leadership, SBI rose on the global list rankings of Fortune 500. He serves as a Non-Executive Chairman on the board of directors of Greenco Energy Holdings and as an independent director on several boards including Tata Consultancy Services Limited, Tata Steel Limited and Hindustan Unilever Limited.

Mr. Bhatt has also served as Chairman of Indian Banks’ Association, the apex body of Indian banks. He was appointed as the government’s nominee on the India-U.S. CEO Forum, Indo-French CEO Forum and Indo-Russia CEO Forum, forging links with a cross section of the world’s business leaders.

He was appointed as an Independent Director of Tata Motors Limited with effect from May 9, 2017.

Ms. Hanne Sorensen

Ms. Hanne Birgitte Sorensen is a Danish national and holds an MSc in Economics and Management from the University of Aarhus. During the period 1994-16, she was engaged in various roles within the A.P.Moller – Maersk A/S Group in Denmark, a conglomerate comprising of eight main companies, primarily specializing in the energy and transportation segment, inter alia designated:

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

Ms. Sorensen is presently on the board of directors and committees thereof of Delhivery Private Limited, LafargeHolcim Limited, Ferrovial S.A., Jaguar Land Rover Automotive Plc, Tata Consultancy Services Limited and Sulzer Limited.

She was appointed as an Independent Director of Tata Motors Limited with effect from January 3, 2018.

Ms. Vedika Bhandarkar

Ms. Vedika Bhandarkar brings more than 25 years of experience, building teams and businesses with Indian and international financial institutions.

Since 2016, Ms. Bhandarkar has been engaged as a senior leader in India with Water.org a not-for-profit organization, overseeing the organization’s strategy, growth and water and sanitation program expansion in the country. She was Vice Chairman and Managing Director at Credit Suisse Securities (India) Private Limited from 2010 to 2015, and also a part of the 7 member Credit Suisse Asia Investment Banking Department Operating Committee and the Global IBD Management Committee. From 1998 to 2010, she served as the Managing Director and Head of Investment Banking at J.P. Morgan in India.

Ms. Bhandarkar began her career with ICICI Bank in 1989 where she worked at ISec, a joint venture between ICICI and J.P. Morgan. She is a board member of the Jai Vakeel Foundation, an institution focused on children and adults with intellectual disability. She also serves as a part time member of the Banks Board Bureau.

Ms. Bhandarkar holds an MBA from the Indian Institute of Management, Ahmedabad and B.Sc from the MS University. Ms. Bhandarkar is presently on the board of directors and committees thereof of Tata Sky Limited, Larsen & Toubro Infotech Limited, Tata Investment Corporation Limited, TMF Holdings Limited, Tata Motors Finance Limited, Tata Motors Finance Solutions Limited, Northern Arc Capital Limited and Foundation of Accessible Aquanir and Sanitation.

She was appointed as an Independent Director of Tata Motors Limited with effect from June 26, 2019.

Dr. Ralf Speth

Dr. Speth was appointed to the post of CEO of Jaguar Land Rover Automotive Plc on February 18, 2010. He is a member of the board of directors of Jaguar Land Rover Automotive Plc. Dr. Speth earned a degree in Engineering from Rosenheim University and holds a Doctorate in Mechanical Engineering and Business Administration from Warwick University. He has also been awarded a Fellowship of the Royal Academy of Engineering.

Having served BMW for 20 years, Dr. Speth joined Ford Motor Company’s Premier Automotive Group and served as Director of Production, Quality and Product Planning. He holds directorship in Tata Sons Private Limited, Jaguar Land Rover Limited, Jaguar Land Rover Holdings Limited, Jaguar Racing Limited, Spark44 (JV) Limited, ACEA, Bladon Jets, Confederation of British Industry, British American Business and the Society of Motor Manufacturers and Traders Limited.

He was appointed as a Non-Executive and Non-Independent Director of Tata Motors Limited with effect from November 10, 2010.

Mr. Guenter Butschek

Mr. Butschek was appointed as the Company’s CEO and Managing Director with effect from February 15, 2016. Prior to joining the Company, Mr. Butschek served as Chief Operating Officer of the Airbus Group and was a member of the Group Executive Committee of the Airbus Group. Prior to Airbus, Mr. Butschek worked at Daimler AG, where he gained more than 25 years of experience in international automotive management and held positions in various departments, including production, industrialization and procurement. He has extensive global experience, in growing organizations and in developing new markets.

Mr. Butschek graduated from the University of Cooperative Education Stuttgart, Germany with a degree in business administration and economics. Mr. Butschek also serves on the boards of some of Tata Motors Limited’s subsidiaries and affiliates, namely, TMF Holdings Limited, Tata Technologies Limited, TDCV, Tata Motors European Technical Centre Plc, Tata Hitachi Construction Machinery Company Private Limited and Tata Cummins Pvt. Limited.

Mr. P. B. Balaji

Mr. Pathamadai Balachandran Balaji was appointed as Group Chief Financial Officer with effect from November 14, 2017. As a result of this appointment, the chief financial officers of our subsidiaries report directly to Mr. Balaji. Prior to his appointment at Tata Motors Limited, Mr. Balaji was the Executive Director Finance & IT and CFO of Hindustan Unilever Limited (“HUL”) and a member of its Stakeholders’ Relationship, Corporate Social Responsibility and Risk Management Committees. Mr. Balaji joined HUL as a Management Trainee in May 1993 and has worked in number of roles in finance and supply chain over a period of 20 years.

Mr. Balaji was the Vice President, Finance for Unilever America, Supply Chain, based out of Switzerland, responsible for financial aspects of that supply chain. Prior to that, he was the Group Chief Accountant of Unilever worldwide based in London. Before moving to London, Mr. Balaji has served as the Vice President, Finance for the Home and Personal Care business in India and earlier as the Vice President, Treasury for the AAR region based out of Singapore.

Mr. Balaji is a Mechanical Engineer from IIT Chennai and has a PGDM from IIM Kolkata. Mr. Balaji was awarded the Best CFO in FMCG and Best CFO for “Creating Shared Value” by YES Bank – BW Business World as also All Asia 2017 award for Best CFO in Consumer by Institutional Investor. Mr. Balaji also serves on the boards of some of Tata Motors Limited’s subsidiaries, namely, TML Holdings Pte. Limited, Jaguar land Rover Automotive Plc, TMFL, TMFSL, TMF Holdings Limited and Tata Technologies Limited.

Mr. Satish B. Borwankar

Mr. Borwankar started his career with Tata Motors Limited in 1974, as a Graduate Engineer Trainee and was appointed as an Executive Director (Quality) on June 21, 2012. He was the Executive Director and COO with effect from June 5, 2017. He was reappointed by the shareholders for a period from July 16, 2017 to July 15, 2019. He has worked in various executive positions for overseeing and implementing product development, manufacturing operations and quality control initiatives of the Commercial Vehicles Business Unit. He is also on the board of directors of certain of our subsidiaries, including Tata Cummins Private Limited, TAL Manufacturing Solutions Limited, Tata Motors (Thailand) Limited and TDCV. He has played a significant role in establishing our greenfield projects. Mr. Borwankar is a mechanical engineer who studied at the Indian Institute of Technology, Kanpur.

B. Compensation

The following table provides the annual compensation paid/accrued to the Company’s Directors, executive officers and Group Chief Financial Officer in Fiscal 2019. For full-time Directors, the retirement benefits exclude the provision for encashable leave, and gratuity as a separate actuarial valuation is not available. The Company has not issued any stock options to its Directors.

Name	Position	Remuneration[1] (in Rs.)
Mr. N. Chandrasekaran [2]	Non-Executive Chairman	600,000
Mr. Nasser Munjee 3 10	Independent Director	16,718,000
Mr. V. K. Jairath [4]	Independent Director	11,760,000
Ms. Falguni Nayar [5]	Independent Director	10,105,000
Mr. Om Prakash Bhatt [6]	Independent Director	9,820,000
Ms. Hanne Sorensen 7 10	Independent Director	11,610,000
Dr. Ralf Speth 8 10	Non-Executive Director	318,187,000
Mr. Guenter Butschek 9 10	CEO and Managing Director	263,388,000
Mr. P. B. Balaji [10]	Group Chief Financial Officer	82,883,000
Mr. Satish Borwankar [10] [11]	Executive Director and COO	25,051,000

1.

Includes salary, allowance, taxable value of perquisites, commission and our contribution to provident fund and superannuation fund for the CEO and Managing Director, Executive Directors and the Group Chief Financial Officer, and sitting fees/directors’ fees for non-executive directors.

2.	As a policy, Mr. N. Chandrasekaran has abstained from receiving commission from the Company.
3.

The remuneration of Mr. Munjee comprises sitting fees of Rs.1,260,000 and commission of Rs.8,500,000 from the Company and includes remuneration of GBP50,000 (Rs.4,588,220) received from Jaguar Land Rover Automotive Plc and directors’ fees of Rs.370,000 and commission of Rs.2,000,000 paid by TMFL.

4.

The remuneration of Mr. Jairath comprises sitting fees of Rs.1,120,000 and commission of Rs.8,500,000 from the Company and includes directors’ fees of Rs.1,250,000 paid by TMFSL, Rs.390,000 paid by Concorde Motors (India) Limited and Rs.500,000 paid by TML Distribution Company Limited.

5.

The remuneration of Ms. Nayar comprises sitting fees of Rs.1,080,000 and commission of Rs.7,000,000 from the Company and includes directors’ fees of Rs.425,000 and commission of Rs.1,600,000 paid by TTL.

6.	The remuneration of Mr. Bhatt comprises of sitting fees of Rs.1,320,000 and commission of Rs.8,500,000 from the Company
7.

The remuneration of Ms. Sorensen comprises sitting fees of Rs.860,000 and commission of Rs.7,000,000 from the Company and also includes directors’ fees of GBP40,871.22 (Rs.3,750,523) received from Jaguar Land Rover Automotive Plc.

8.

Dr. Ralf Speth’s remuneration is paid by Jaguar Land Rover Automotive Plc, which includes in addition to the base salary the value of annual performance bonus, cash allowances and non-cash benefits and accruals from long-term incentives and retirement benefits.

9.	The remuneration of Mr. Butschek includes directors’ fees of Rs.130,000 paid by TTL and Rs.50,000 paid by Tata Hitachi Construction Machinery Co. Pvt. Ltd.
10.	Rounded to nearest thousand.
11.

Retired as the Executive Director and COO of the Company on July 15, 2019 in accordance with the Company’s retirement policy and the terms of his appointment approved by the shareholders of the Company on August 22, 2017.

The CEO and Managing Director as well as the Executive Directors are also eligible to receive special retirement benefits at the discretion of the Board, which include a monthly pension, ex-gratia and medical benefits.

At the 71st annual general meeting of the Company held on August 9, 2016, the shareholders of the Company approved payment of the minimum remuneration to Mr. Borwankar and Mr. Butschek as per their agreements in view of inadequacy of profits for Fiscal 2016, Fiscal 2017 and Fiscal 2018.

The Company has received approval from the shareholders and the central government for appointment and payment of remuneration to Mr. Guenter Butschek, a foreign national, who is functioning in a professional capacity as its CEO and Managing Director for a period of 5 years from February 15, 2016, in accordance with Section 197 read together with Schedule V of the Indian Companies Act, 2013.

During the year under review, the Non-Executive as well as full-time Directors of the Company are not eligible to receive employee stock options and have accordingly not participated in the employee stock option scheme of the Company. However, Mr. P. B. Balaji, the Group Chief Financial Officer, during Fiscal 2019, was granted 228,600 employee stock options by the Company at an exercise price of Rs.345 per option.

Additional information required by this item is set forth in Item 6.E “Share ownership” of this annual report on Form 20-F.

C. Board Practices

The Board is comprised of nine Directors for Fiscal 2019, which is commensurate with the size of the Company and consistent with the board size of other companies in the industry. The Board consists of Executive, Non-Executive and Independent Directors. Appointments of new directors are recommended by the Nomination and Remuneration Committee for consideration by the full Board and the shareholders of the Company at each year’s annual general meeting.

The roles of the Chairman and CEO and Managing Director are distinct and separate with appropriate powers being delegated to the Managing Director to perform the day-to-day activities of managing the Company. In the Tata Motors Group, we have two CEO’s, namely the CEO and Managing Director of Tata Motors Limited, whose scope includes managing the Tata Motors Group, but not the Jaguar Land Rover Group, and the CEO of Jaguar Land Rover Automotive Plc, who is also a Non-Executive Director of the Company and whose scope covers managing Jaguar Land Rover. The respective boards of the Company and Jaguar Land Rover Automotive Plc have delegated the day-to-day running of the group to the two CEO’s within certain limits, above which matters must be escalated to the board for determination.

The Board, along with its committees, provides leadership and guidance to our management, in particular with respect to corporate governance, business strategies and growth plans, the identification of risks and their mitigation strategies, entry into new businesses, product launches, demand fulfillment and capital expenditure requirements, and the review of our plans and targets.

The Board has delegated powers to its committees through specific written and stated terms of reference and scope, and oversees the functioning operations of the committees through various circulars and minutes. The committees operate as empowered agents of the Board in accordance with their respective charters and/or terms of reference.

Board Effectiveness Evaluation

Pursuant to provisions of the Listing Regulations and the Companies Act, the Board is required to carry out an annual evaluation of its own performance, the performance of its committees and individual Directors, as well as an evaluation of the Independent Directors by the entire Board, in the absence of Independent Directors, of their performance and fulfillment of the independence criteria prescribed under the Act and the Listing Regulations. The performance of the Board and individual Directors is evaluated by the Board and involves input from all the Directors. The performance of the committees is evaluated by the Board and involves input from committee members. In Fiscal 2019, the Nomination and Remuneration Committee reviewed the performance of the individual Directors. Also, a separate meeting of Independent Directors was held to review the performance of Non-Independent Directors, the performance of the Board as a whole and the performance of the chairperson of Tata Motors Limited. The Independent Directors took into account the views of the Executive Directors and Non-Executive Directors. Subsequently, the Board held a meeting to discuss the performance of the Board, its committees and the Individual Directors as well as evaluate the performance and fulfillment of the independence criteria by the Independent Directors, as prescribed under the Act and the Listing Regulations.

The criteria for the performance evaluation of the Board included factors such as Directors’ composition and structure and the effectiveness of the Board’s processes, information flow and functioning. The criteria for performance evaluation of the committees included factors such as the composition of the committees and the effectiveness of committee meetings. The criteria for performance evaluation of the individual Directors included factors such as the Director’s contribution to the Board and committee meetings, including preparation on the issues to be discussed, meaningful and constructive contribution and input during meetings. In addition, the chairperson was evaluated on the key aspects of his role.

The Company also conducted familiarization programs for Independent Directors in order to apprise the Directors about their roles, rights and responsibilities in the Company, the nature of the industry in which it operates, the Company’s business model and related matters. The details of the program for familiarization of Independent Directors are uploaded on the website of the Company at www.tatamotors.com. This website does not form part of this annual report on Form 20-F.

The Board also undertakes the Company’s subsidiaries’ oversight functions through review of their performance against their set targets, advises them on growth plans and, where necessary, gives strategic guidelines. While the Company’s subsidiaries have their respective boards of directors, and their management is responsible for their performance, the Board oversees the performance of the Company’s subsidiaries on a quarterly basis in order to exercise oversight over the performance and functioning of its subsidiaries. At a specific annual meeting of the Company’s audit committee (the “Audit Committee”), the chief executive officers and the chief financial officers of the Company’s subsidiaries make presentations on significant issues in audit, internal control and risk management in the Company’s subsidiaries. At least one Independent Director of the Company is also a director on the board of directors of our unlisted material subsidiaries. The Audit Committee also reviews the financial statements, especially the investments made by the unlisted subsidiaries. The meeting minutes of the Company’s subsidiaries are also placed before our Board, with attention drawn to significant transactions and arrangements entered into by the Company’s subsidiaries.

Please see Item 6.A “Directors, Senior Management and Employees—Directors and Senior Management” for details regarding the terms of office for the Board.

Committees

Audit Committee

The Audit Committee comprises four Independent Directors: Mr. Munjee (as Chairman), Mr. Jairath, Ms. Nayar and Mr. O. P. Bhatt. Effective January 16, 2018, Ms. Sorensen is a permanent invitee for all Audit Committee meetings where financial statements are recommended to the Board. The Audit Committee functions according to its charter that defines its composition, authority, responsibility and reporting functions in accordance with Section 177 of the Act, Regulation 18(3) read with Part C of Schedule II of the Listing Regulations and applicable U.S. regulations, and is reviewed from time to time. The full charter is available on the Company’s website at www.tatamotors.com. This website does not form part of this annual report on Form 20-F. Provided below is a high level summary of the responsibilities of the Audit Committee:

•	Review with the management, the quarterly/annual financial statements before submission to the Board, focusing primarily on:

○	The financial reporting process and the disclosure of our financial information, including earnings and press releases, to ensure that the financial statements are correct, sufficient and credible;

○	Reports on the management’s discussion and analysis of financial condition, results of operations and the directors’ responsibility statement;

○	Major accounting entries involving estimates based on an exercise of judgment by management;

○	Compliance with accounting standards and changes in accounting policies and practices;

○	Review of the draft audit report, modified opinion, if any, and significant adjustments arising out of audit;

○	Scrutiny of inter-corporate loans and investments;

○	Disclosures made under the CEO and Group Chief Financial Officer certifications and related party transactions to the Board and the shareholders of the Company; and

○	Approval or any subsequent modification of transactions with related parties, including omnibus related party transactions.

•	Review, alongside the management, our external auditors and internal auditors, identify weakness or deficiencies and recommend improvements to the management;

•

Recommend the appointment and/or removal of the statutory auditor, cost auditor, fix audit fees and approve non-audit/consulting services provided by the statutory auditors’ firms to Tata Motors Limited and its subsidiaries; evaluating auditors’ performance, qualifications, experience, independence and pending proceedings relating to professional misconduct, if any;

•

Review the adequacy of internal audit function, including the structure of the internal audit department, staffing and seniority of the chief internal auditor, coverage and frequency of internal audit, appointment, removal, performance and terms of remuneration of the chief internal auditor;

•	Discuss with the internal auditor and senior management, significant internal audit findings and follow-up thereon;

•

Review the findings of any internal investigation into matters involving suspected fraud or irregularity or a failure of internal control systems of a material nature and report the matter to the Board;

•	Discuss with the statutory auditor before the audit commences, the nature and scope of audit, as well as conduct post-audit discussions to ascertain any area of concern;

•	Review the functionality of the vigilance mechanism under the Whistleblower Policy;

•

Review the financial statements and investments made by subsidiary companies and subsidiary oversight relating to areas such as adequacy of the internal audit structure and function of the subsidiaries, their status of audit plan and its execution, key internal audit observations, risk management and the control environment;

•	Look into reasons for any substantial defaults in payment to the depositors, debenture holders, shareholders (in case of non-payment of declared dividend) and creditors, if any;

•	Review the effectiveness of the system for monitoring compliance with laws and regulations;

•	Approve the appointment of the Group Chief Financial Officer after assessing the qualification, experience and background of the candidate;

•

Approve and review policies in relation to the implementation of the Tata Code of Conduct to note the dealings by designated persons in securities of the Company and to provide directions on any penal action to be initiated, in case of any violation of the Tata Code of Conduct; and

•

Note and take on record the status reports, detailing the dealings by designated persons in securities of Tata Motors Limited, as submitted by our compliance officer on a quarterly basis and to provide directions on any penalties for any violations of the Insider Trading Code. Mr. P. B. Balaji, our Group Chief Financial Officer, is the compliance officer under the Insider Trading Code.

During the year, the Committee inter alia reviewed key audit findings covering operational, financial and compliance areas. It also reviewed the internal control system in subsidiary companies. The Chairman of the Audit Committee briefed the Board on significant discussions at Audit Committee meetings. The Audit Committee also adopted policies for the approval of services to be rendered by our independent statutory auditors, based on a procedure for ensuring such auditor’s independence and objectivity, as well as for the oversight of audit work for streamlining the audit process across our subsidiaries. The chief internal auditor reports to the Audit Committee to ensure independence of the internal audit processes.

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

Nomination and Remuneration Committee

The Nomination and Remuneration Committee is comprised of two independent directors, Mr. O. P. Bhatt (Chairman) and Mr. Nasser Munjee, and one Non-Executive Director, Mr. N. Chandrasekaran.

The Nomination and Remuneration Committee functions according to its charter, which defines its objective, composition, meeting requirements, authority, power, responsibilities and reporting and evaluation functions in accordance with the Companies Act and Indian listing requirements. The following is a summary of the principal terms of reference of the Nomination and Remuneration Committee:

•

Make recommendations to the Board regarding the establishment and composition of the Board and its committees including the formulation of the criteria for determining qualifications, positive attributes and independence of a Director. The Nomination and Remuneration Committee periodically reviews the composition of the Board with the objective of achieving an optimum balance of size, skills, independence, knowledge, age, gender and experience;

•	Devise a policy on Board diversity;

•

Recommend to the Board the appointment or reappointment or removal of Directors, in accordance with the criteria laid down, including Independent Directors on the basis of reports on the performance evaluation of the Independent Directors;

•	Support the Board in matters related to setting up, reviewing and refreshing of committee composition;

•	Make recommendations to the Board on voting patterns for appointment and remuneration of Directors of the Company’s material subsidiaries;

•	Provide guidelines for remuneration of directors of the Company’s material subsidiaries;

•

Recommend to the Board the appointment of Key Managerial Personnel (“KMP”) as defined under the Companies Act as the chief executive officer, chief financial officer and company secretary and senior management of Tata Motors Limited in accordance with the criteria laid down;

•	Consult the Audit Committee before recommending the appointment of the Group Chief Financial Officer;

•

Carry out an evaluation of every Director’s performance and supporting the Board and Independent Directors in evaluation of the performance of the Board, its committees and individual Directors. This shall include the formulation of criteria for evaluating Independent Directors and the Board;

•

Oversee the performance review process for KMP and the senior management of Tata Motors Limited, with a view that there is an appropriate cascading of Company’s goals and targets, and on an annual basis, review the performance of the Directors, KMP and senior management and recommend their remuneration;

•

Recommend the remuneration policy for Directors, KMP, the senior management of Tata Motors Limited and other employees. The Remuneration Policy is available on the Company’s website at www.tatamotors.com. The website does not form part of this annual report on Form 20-F;

•	On an annual basis, recommend to the Board the remuneration payable to the Directors, KMP and the senior management of Tata Motors Limited;

•	Review matters related to voluntary retirement and early separation schemes for Tata Motors Limited;

•	Oversee the familiarization program for Directors;

•

Oversee our human resources philosophy, human resources strategy and the efficacy of human resources practices, including those for leadership development, rewards and recognition, talent management and succession planning (specifically for the Board, KMP and executive team of Tata Motors Limited); and

•

Implement and administer any employee stock option scheme(s) approved by the Board, establish, amend or rescind any rules and regulations relating to the scheme(s), and make any other determinations that it deems necessary or desirable in connection with the scheme(s).

Stakeholders’ Relationship Committee

The Stakeholders’ Relationship Committee comprises of two Independent Directors, Ms. Nayar (Chairperson) and Ms. Sorensen, as well as the CEO and Managing Director, Mr. Butschek, and functions in accordance with Section 178 of the Act and Regulation 20 read with Part D of Schedule II of the Listing Regulations. The principal functions of the Stakeholders Relationship Committee are the following:

•	Approve issue of duplicate certificates for securities and transmission of securities;

•

Resolve grievances of security holders of the Company, including complaints related to transfer/transmission of shares, non-receipt of annual report, non-receipt of declared dividends, issue of new/duplicate certificates and general meetings;

•	Review measures taken for effective exercise of voting rights by shareholders;

•	Review adherence to the service standards adopted by the Company in respect of various services being rendered by the registrar and transfer agent;

•

Review various measures and initiatives taken by the Company for reducing the quantum of unclaimed dividends and ensuring timely receipt of dividend warrants, annual reports, statutory notices by the shareholders of the Company;

•	Oversee statutory compliance relating to all securities including dividend payments and transfer of unclaimed amounts to the Company’s investor education and protection fund;

•	Review movements in shareholding and ownership structures of the Company;

•	Conduct a Shareholders’ satisfaction survey to ascertain the level of satisfaction amongst shareholders;

•	Suggest and drive implementation of various investor-friendly initiatives; and

•	Carry out any other function as is referred by the Board from time to time or enforced by any statutory notification, amendment or modification as may be applicable.

Safety, Health & Sustainability Committee

The Safety, Health & Sustainability Committee (the “SHS Committee”) comprises of one Independent Director and two full-time Directors, namely, Mr. Jairath (committee chairperson), Mr. Borwankar and Mr. Butschek. The SHS Committee’s objective is to review our safety, health and sustainability practices. The terms of reference of the SHS Committee include the following:

•	Take a holistic approach to safety, health and sustainability matters in decision making;

•	Provide direction to Tata Motors Group in carrying out its safety, health and sustainability function;

•	Frame broad guidelines and policies with regard to safety, health and sustainability;

•	Oversee the implementation of these guidelines and policies; and

•	Review our safety, health and sustainability policies, processes and systems periodically and recommend improvements from time to time.

Corporate Social Responsibility Committee

The Corporate Social Responsibility Committee (the “CSR Committee”) comprises of two Independent Directors and two whole-time Directors, namely, Mr. O. P. Bhatt (committee chairperson), Ms. Nayar, Mr. Borwankar and Mr. Butschek. The terms of reference of the CSR Committee are to:

•	Formulate and recommend to the Board a Corporate Social Responsibility Policy which shall indicate the activities to be undertaken by us as specified in Schedule VII of the Companies Act;

•	Recommend the amount of expenditure to be incurred on the activities referred to in clause above; and

•	Monitor our Corporate Social Responsibility Policy from time to time.

The CSR policy is available on the Company’s website at www.tatamotors.com (which website does not form part of this annual report on Form 20-F) as required under the provisions of Section 135 of the Act and Rule 9 of the Companies (Corporate Social Responsibility Policy) Rules, 2014.

Risk Management Committee

The Risk Management Committee (“RMC”), constituted by the Board pursuant to the provisions of Regulation 21 of the Listing Regulations, comprises of one Independent Director, two full-time Directors and the Group Chief Financial Officer, namely, Ms. Sorensen (committee chairperson), Mr. Borwankar, Mr. Butschek and Mr. Balaji. Pursuant to the Listing Regulations, we have a risk management policy. The Risk Management Committee’s terms of reference are as follows:

•	Review the Company’s risk governance structure, risk assessment and risk management policies, practices and guidelines and procedures, including the risk management plan;

•	Review and approve the enterprise risk management framework;

•

Review the Company’s risk appetite and strategy relating to key risks, including product risk and reputational risk, cyber security risk, commodity risk, risks associated with the financial assets and liabilities such as interest risk, credit risk, liquidity exchange rate funding risk and market risk, as well as the guidelines, policies and processes for monitoring and mitigating such risks;

•	Oversee the Company’s process and policies for determining risk tolerance and review management’s measurement and comparison of overall risk tolerance to established levels;

•	Review and analyze risk exposure related to specific issues, concentrations and limit excesses and provide oversight of risk across the organization;

•	Review compliance with enterprise risk management policy, monitor breaches and trigger trips of risk tolerance limits and direct action;

•	Nurture a healthy and independent risk management function in the Company; and

•	Carry out any other function as is referred by the Board from time to time.

Executive Committee

The Executive Committee is comprised of various business functional heads, including Mr. Butschek, Mr. Borwankar, the Head—Passenger Vehicle Business Unit, the Head—Commercial Vehicles Business Unit, the Group Chief Financial Officer, the Chief Human Resource Officer, the Chief Technology Officer, the Chief Purchasing Officer, Head of E-Mobility Business & Corporate Strategy and the Head of Corporate Communications. The Executive Committee provides oversight on strategy and key aspects of our business operations.

Apart from the committees described above, the Board may also constitute committees of Directors with specific terms of reference as it may deem fit.

D. Employees

At Tata Motors Limited, we consider our human capital a critical factor to our success. Under the aegis of Tata Sons and the Tata Sons-promoted entities, the Company has drawn up a comprehensive human resource strategy, which addresses key aspects of human resource development, such as:

•	The Tata Code of Conduct and fair business practices;

•	A fair and objective performance management system linked to the performance of the businesses which identifies and differentiates employees by performance level;

•	Creation of a common pool of talented managers across Tata Sons and the Tata Sons-promoted entities with a view to increasing their mobility through job rotation among the entities;

•	Evolution of performance based compensation packages to attract and retain talent within Tata Sons and the Tata Sons-promoted entities; and

•	Development and delivery of comprehensive training programs to impact and improve industry- and/or function-specific skills as well as managerial competence.

In line with the human resource strategy, the Company has implemented various initiatives in order to build better organizational capabilities that we believe will enable if to sustain competitiveness in the global marketplace. The Company’s focus is to attract talent, retain the better and advance the best. Some of the initiatives to meet this objective include:

•	Development of an agile organization through process modification, delayering and structure alignment and increase in customer facing roles;

•	Changed organization structure to empower teams across each product lines to manage the product lifecycle and be accountable for the Profit and Loss;

•	Extensive process mapping exercises to benchmark and align the human resource processes with global best practices;

•	Outsourcing of transactional activities to an in house back office (Global Delivery Center), thereby reducing cost and time of transaction;

•	Talent management process redesign with a stronger emphasis on identifying future leaders;

•	Building strategic partnerships with educational institutions of repute to foster academia based research and provide avenues for employees to further their educational studies;

•	Enhancing company’s image and desirability amongst the target engineering and management schools, to enable it to attract the best;

•	Fostering diverse workforce to leverage the multiplicity of skillsets in all its operations;

•	Setting up functional academies for functional skills development;

•	Developing skills of all blue-collar workforce to enable them to effectively meet the productivity and quality deliverables; and

•

Training youth under Government of India’s National Employment Enhancement Mission in our skill development centers in all the plants. These trainees are given Automotive Skill Development Council certification, helping them get gainful employment in the industry. Engaging trainees benefit the company to meet the cyclicity of demand as well.

We employed approximately 82,797 and 81,090 permanent employees as of March 31, 2019 and 2018, respectively. The average number of flexible (temporary, trainee and contractual) employees for Fiscal 2019, was approximately 31,647 (including joint operations) compared to 38,017 in Fiscal 2018.

The following table sets forth a breakdown of persons employed by our business segments and by geographic location as of the following dates.

Segment	As of March 31,
	2019	2018	2017
	(No. of Employees)
Automotive	73,394	72,151	71,428
Other	9,403	8,939	8,130

Total	82,797	81,090	79,558

	As of March 31,
	2019	2018	2017
Location	(No. of Employees)
India	41,655	41,295	42,991
Outside of India	41,142	39,795	36,567

Total	82,797	81,090	79,558

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

As an integral part of the Tata Motors Academy, the Company’s learning advisory council (the “Learning Advisory Council”), which includes senior leaders from different parts of organization, aims to align its learning and development efforts, more closely with its business needs and priorities. The Learning Advisory Council is responsible for providing guidance and strategic direction to the academies to design, implement and review the learning agenda.

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

Jaguar Land Rover nurtures and retain talent through the Jaguar Land Rover Academy, an environment offering accredited learning for the employees at every stage of their career. Actively shaping education and contributing to the skills development available to our communities is part of our long-term recruitment strategy. So too is continuing our successful apprentice and graduate program, working closely with academic partners such as the Warwick Manufacturing Group. The Jaguar Land Rover Academy has delivered 1,689,147 hours of training for employees in Fiscal 2019, training 28,955 people. Currently 340 people are on academic sponsorship programs for bachelor’s degrees or higher.

Jaguar Land Rover has focus on attracting women into engineering and advanced manufacturing through programs such as our ‘Young Women in the Know’ initiative for female students aged 15 to 18. With fewer women than men in senior roles and a majority of men in production operations in factories, the gender gap was hard to close. Traditionally, lower numbers of women coming into the industry and flourishing within it has made this even harder. However, Jaguar Land Rover is committed both to equality and encouraging a diverse workforce, and things are changing for the better. The proportion of female managers at Jaguar Land Rover has trebled to 17% since 2011 and our female workforce has increased by 18.5% since 2017. Fifteen per cent of Jaguar Land Rover’s engineering apprentices are female, compared to the national average of just 4% and in 2017, 36% of total apprenticeship recruits were female and, for the first time, we recruited more women (55%) than men to our advanced apprenticeship program. In addition, more early career females have been recruited, however there was a 1.3% increase to our gender pay gap and a 0.6% increase to its gender bonus gap in 2018.

Union Wage Settlements

We have labor unions for operative grade employees at all our plants across India, except Dharwad plant. The Company has generally enjoyed cordial relations with its employees at its factories and offices and have received union support in the implementation of reforms that impact safety, quality, cost erosion and productivity improvements across all locations.

Employee wages are paid in accordance with wage agreements that have varying terms (typically three to five years) at different locations. The expiration dates of the wage agreements with respect to various locations/subsidiaries are as follows:

Location/subsidiaries	Wage Agreement valid until
Pune Commercial Vehicles	August 31, 2021
Pune Passenger Vehicles	March 31, 2022
Jamshedpur#	March 31, 2019
Mumbai#	December 31, 2018
Lucknow	March 31, 2020
Pantnagar#	March 31, 2019
Sanand	September 30, 2020
Jaguar Land Rover#	November 30, 2018

# - Under Negotiations

An amicable settlement was reached at the Pune plant in February 2019 for Commercial Vehicle Business Unit and Passenger Vehicle Business Unit. The wage agreements at our Mumbai Unit and Pantnagar (Commercial Vehicle Business Unit), Jamshedpur (Commercial Vehicle Business Unit) and Jaguar Land Rover have expired and negotiations are underway for the new wage agreements. In the interim, the wages set forth in the previous wage agreements will continue until a new settlement is reached.

Our wage agreements link an employee’s compensation to certain performance criteria that are based on various factors such as quality, productivity, operating profit and an individual’s performance and discipline. As far as possible, we aim for cost neutral settlements, by achieving the critical performance parameters of the business with total employee involvement. We have generally received union support in implementation of reforms that impact quality, cost erosion and productivity improvements across all locations. In addition to this, this time we have signed settlement with variable pay as part of wage cost and staggered payment instead of one time pay to be bring more cost effectiveness on account of fixed pay.

E. Share Ownership

Employee Stock Option Scheme

Pursuant to the resolution, dated May 23, 2018, passed by the Board and the special resolution passed by the Company’s shareholders at the annual general meeting on August 3, 2018, the Company approved the Tata Motors Limited Employees Stock Option Scheme 2018 (the “2018 Option Scheme”). The major objectives of the 2018 Option Scheme are to (i) ring fence key employees of the Company during the critical turn around phase and incentivize them to drive long term objectives of the Company, (ii) ensure employee pay-offs match the long gestation period of certain key initiatives, (iii) drive ownership behavior and collaboration among employees, and (iv) reward, retain and motivate eligible employees of for their performance and participation in the growth and profitability of the Company.

The 2018 Option Scheme is administered by the Nomination and Remuneration Committee under the powers delegated by the Board. The Nomination and Remuneration Committee is authorized to interpret the 2018 Option Scheme, to establish, amend and rescind any rules and regulations relating to the 2018 Option Scheme and to make any other determinations that it deems necessary for the administration and implementation of the 2018 Option Scheme. The Nomination and Remuneration Committee may correct any defect, omission or reconcile any inconsistencies in the 2018 Option Scheme in the manner and to the extent the Nomination and Remuneration Committee deems necessary or desirable and to resolve any difficulties in relation to the implementation of the 2018 Option Scheme and to take any action that the Board is entitled to take. Any decision of the Nomination and Remuneration Committee in the interpretation and administration of the 2018 Option Scheme, as described herein, shall lie within its sole and absolute discretion and shall be final, conclusive and binding on all parties concerned (including, but not limited to, any employee, grantee, participant/nominee and their beneficiaries and successors). The Nomination and Remuneration Committee shall not be liable for any action or determination made in good faith with respect to the 2018 Option Scheme or any option granted thereunder. The maximum number of options under the 2018 Option Scheme shall not exceed 13,800,000 that would entitle the grantees to acquire, in one or more tranches, not exceeding 13,800,000 equity shares and the number of options that may be granted to eligible employees under the 2018 Option Scheme in any one year should not exceed 335,000 options. The options granted under the 2018 Option Scheme would vest within a maximum period of five years from the date of grant of such options. In terms of the 2018 Option Scheme, the options shall vest in three equal tranches (i.e., June 30, 2021, June 30, 2022 and June 30, 2023). The Nomination and Remuneration Committee may extend the vesting date for the options to vest by a period not more than two months. The options shall vest with the employees subject to continuing employment with the Company or any other eligible Tata company and on the Company achieving certain performance metrics as contained in the 2018 Option Scheme. The exercise price and the number of options granted may be adjusted for any corporate action(s) announced by the Company prior to the exercise period pertaining to the relevant options, as may be decided by the Board or the Nomination and Remuneration Committee. Certain key information relating to the 2018 Option Scheme are set out below.

Based on the approval of the shareholders of the Company at the annual general meeting held on August 3, 2018, an aggregate of 7,812,427 options were granted to eligible employees during Fiscal 2019 under the 2018 Option Scheme:

•	Number of options granted on September 6, 2018: 4,995,690

•	Number of options granted on March 28, 2019: 2,816,737

Additional information required by this item is set forth in Item 6.A “Directors, Senior Management and Employees” of this annual report on Form 20-F.

Item 7.	Major Shareholders and Related Party Transactions

A. Major Shareholders

The Company is a widely held, listed company with approximately 1,098,395 shareholders of Ordinary Shares and 195,627 shareholders of ‘A’ Ordinary Shares on record. To the Company’s knowledge, as of June 30, 2019, the following persons beneficially owned 1% or more of the 2,887,348,694 Ordinary Shares and 508,502,371 ‘A’ Ordinary Shares outstanding at that time:

Ordinary Shares

Name of Shareholder	Holding	Percentage
Tata Sons Pvt. Limited and Subsidiaries [1]	1,105,504,278	38.29
Citibank N.A.[2]	322,156,360	11.16
Life Insurance Corporation of India	147,368,853	5.10
Government of Singapore	103,412,197	3.58
Reliance Capital Trustee Co Ltd - Funds	94,784,652	3.28
SBI-ETF Sensex	37,071,966	1.28

‘A’ Ordinary Shares 3

Name of Shareholder	Holding	Percentage
Franklin India Smaller Companies Fund	59,534,740	11.71
ICICI Prudential Balanced Advantage Fund	52,443,330	10.31
HDFC Trustee Co Ltd. A/C HDFC Dual Advantage Fund	23,759,782	4.67
SBI—ETF Sensex	18,600,708	3.66
UTI—Arbitrage Fund	14,780,182	2.91
Government of Singapore	37,023,608	7.28
Government Pension Fund Global	21,850,532	4.30
Franklin Templeton Investment Funds	18,815,692	3.70
Monetary Authority of Singapore	10,831,103	2.13
HSBC Global Investment Funds - Indian Equity	10,477,104	2.06
Eastspring Investments India Equity Open Limited	7,157,655	1.41
Vanguard Total International Stock Index Fund	6,100,461	1.20
HDFC Standard Life Insurance Company Limited	5,265,301	1.04
Postal Life Insurance Fund A/C SBIFMPL	8,938,043	1.76

[1]

As of June 30, 2019, the combined Ordinary and ‘A’ Ordinary Shareholding of Tata Sons along with its subsidiaries as on June 30, 2019 was 1,105,944,923 representing 37.63% of the total voting rights in Tata Motors Limited. Tata Sons’ subsidiaries, Tata Investment Corporation Limited, Tata Industries Limited and Simto Investment Company Ltd. hold 11,000,000, 72,203,630 and 59,583 Ordinary Shares of Tata Motors Limited, respectively, and Ewart Investments Limited holds 3,084,542 Ordinary Shares and 440,645 ‘A’ Ordinary Shares of Tata Motors Limited.

[2]	Citibank, N.A., as depository for the Company’s ADSs, was the holder on record at June 30, 2019 of 322,156,360 Ordinary Shares on behalf of the beneficial owners of deposited Shares.
[3]

The holders of ‘A’ Ordinary Shares are entitled to receive a dividend for any financial year at five percentage points more than the aggregate rate of dividend declared on Ordinary Shares for that financial year but are entitled to one vote for every ten ‘A’ Ordinary Shares held as per the terms of its issue and the Articles of Association.

Over the last three years, from June 30, 2016 to June 30, 2019, the holdings of the Company’s largest shareholder, Tata Sons along with its subsidiaries, have increased from 28.66% to 36.29%. The holdings of Tata Steel have decreased from 5.54% as of June 30, 2016 to 0.0035% as of June 30, 2019. The shareholding of Life Insurance Corporation of India Ltd. has decreased from 5.18% to 5.10%. The shareholding of Citibank N.A. as depository for the Company’s ADSs has decreased from 16.87% to 11.16%.

According to the depository, as of June 30, 2019, the Company had 72 registered holders of its ADSs with addresses in the United States, whose shareholding represented approximately 0.02% of the Company’s outstanding Ordinary Shares as of that date, excluding any of the Company’s ADSs held by Cede & Co. as a nominee for the Depository Trust Company. Because some of the Company’s ADSs are held through brokers or other nominees, the number of record holders of the Company’s ADSs with addresses in the United States may be fewer than the number of beneficial owners of ADSs in the United States. As of June 30, 2019, there were 1,431 record holders of Ordinary Shares with addresses in the United States, representing 0.06564% of our outstanding Ordinary Shares as of that date, and there were 174 record holders of ‘A’ Ordinary Shares with addresses in the United States, representing 0.04239% of the Company’s outstanding ‘A’ Ordinary Shares as of that date.

The total permitted holding of Foreign Institutional Investors (“FIIs”) in the Ordinary Share paid-up capital has been increased to 35% by a resolution passed by the shareholders of the Company on January 22, 2004 and to 75% of the ‘A’ Ordinary Share paid-up Capital approved by the RBI pursuant to their letter dated October 31, 2013. The FII holding as on June 30, 2019 was approximately 20.24% in Ordinary Shares and 35.08% in ‘A’ Ordinary Shares. See Item 10.D “Additional Information—Exchange Controls” for further details.

Neither the Company’s Ordinary Shares nor ‘A’ Ordinary Shares entitle the holder to any preferential voting rights.

Under the Takeover Regulations of India, in the event of any acquisition of shares or voting rights, which, taken together with shares or voting rights held by the acquirer and by persons acting in concert with such acquirer, aggregate to 5% or more of the shares or voting rights, or any acquisition or disposal of 2% or more shares or voting rights, or a change in the shareholding or voting rights (even if such change results in the shareholding falling below 5%) such person must file a report with us concerning the shareholding or the voting rights and the stock exchanges on which our Shares are traded. Please see Item 9.C “The Offer and Listing —Markets” for information with respect to these stock exchanges.

In addition, disclosures would be required under the SEBI (Prohibition of Insider Trading) Regulations, 2015 with respect to every promoter, employee or director, including their immediate relatives, who execute a trade or trades in excess of a monetary threshold of Rs.1 million in market value over a calendar quarter, within two trading days of reaching such threshold. Such a disclosure would be made to the Company and it would in turn make a disclosure to the relevant stock exchanges. Furthermore, under the Listing Regulations, governing Indian listed companies, the Company is required to periodically disclose to such stock exchanges the name and percentage of shares held by persons or entities that hold more than 1% of its Shares. For the purposes of the above, Shares withdrawn from the Company’s ADS facility will be included as part of a person’s shareholding.

To the Company’s knowledge, the Company is not, directly or indirectly, owned or controlled by any other corporation or by any government or by any other natural or legal persons severally or jointly. The Company is not aware of any arrangements the operation of which may at a later time result in its change of control.

For details regarding voting rights, please refer to Item 10.B “Additional Information—Memorandum and Articles of Association—Voting Rights.”

B. Related Party Transactions

The Company’s related parties principally consist of Tata Sons, subsidiaries and joint ventures of Tata Sons, the Company’s joint ventures and the Company’s associates and their subsidiaries. The Company routinely enters into transactions with these related parties in the ordinary course of business. The Company enters into transactions for sale and purchase of products with its associates and joint ventures. The following table summarizes related party transactions and balances included in the Company’s consolidated financial statements included elsewhere in this annual report on Form 20-F for the year ended and as of March 31, 2019:

	With associates and their subsidiaries	With joint Operations	With joint ventures	With Tata Sons and its subsidiaries and joint ventures	Notes
	(Rs. in millions)
Purchase of products	23,691	39,408	25	2,028	(Note a	)
Sale of products	3,284	8,253	29,466	8,281
Services received	462	—	11	18,668	(Note b	)
Services rendered	217	60.4	7,653	1,163
Acceptances	—	—	—	54,938	(Note c	)
Purchase of property, plants and equipment	135	—	—	8
Purchase of investments	72	—	—	—
Sale of investments	—	—	—	5,334
Interest income	—	—	—	4
Interest expenses	36	—	—	174
Dividend income	160	262	1,991	108
Dividend paid	—	—	—	169
Amount receivable in respect of loans and interest thereon	—	—	38	38
Amount payable in respect of loans and interest thereon	230	—	—	36
Loan given	—	—	58	—
Loans taken	1,770	—	—
Loans repaid by us	2,100	—	—	—

Notes: The details of major items are as follows:

a.

During Fiscal 2019, the Company purchased from its associates and joint operations various vehicle components, assemblies, aggregates and spares, among other inputs, totaling Rs.63,099 million. For the period from April 1, 2019 through June 30, 2019, the Company’s purchases were Rs.15,009 million from these associates and joint operations. These purchases have been made at fair market price determined in accordance with arm’s-length commercial terms.

b.	i)	The services received from Tata Sons include those for which brand subscription fees were paid pursuant to an agreement with them, under which Tata Motors Limited and certain of its subsidiaries have agreed to pay an annual subscription fee for participation and gain from promotion and protection of the Tata brand identity. Please see Exhibit 4.1 of this annual report on Form 20-F for our Tata Brand Equity & Business Promotion Agreement. The annual subscription fee is equal to 0.15%-0.25% of annual net income (defined as net revenues exclusive of excise duties and other governmental taxes and non-operating income), subject to a ceiling of 5% of annual profit before tax, based on Tata Motors Limited’s standalone financial statements prepared in accordance with Ind AS.

	ii)	Tata Motors Limited also received other business support services from subsidiaries of Tata Sons for call center and transaction processing work for Tata Motors Limited and some of its subsidiaries. These services are in the normal course of business and the transaction prices represent fair market price of the consideration, and other terms have been based on the normal commercial terms.

	iii)	Tata Motors Limited received IT-related services from one of the subsidiaries of Tata Sons, TCS, for integrated IT service relating to IT infrastructure for Tata Motors Limited, Jaguar Land Rover and other subsidiary companies. The contract was finalized after evaluation of competitive bids from TCS and other IT service providers. These services are in the normal course of business and the transaction prices represent fair market price of the consideration, and other terms have been based on the normal commercial terms.

c.

During Fiscal 2019, the Company has paid discounting charges for invoice discounting facility availed by vendors, with one of the subsidiary of Tata Sons. These services are in the normal course of business and the transaction price (discounting charges) represents fair market price, considering commercial and market terms.

Please see Note 40 to our consolidated financial statements included elsewhere in this annual report on Form 20-F for further details on our related-party transactions.

C. Interests of Experts and Counsel

Not applicable.

Item 8.	Financial Information

A. Consolidated Statements and Other Financial Information

Consolidated Financial Statements

The information required by this item is set forth beginning on page F-1 of this annual report on Form 20-F.

Legal or Arbitration Proceedings

The information on legal or arbitration proceedings required by this item is set forth in Item 4.B “Information on the Company—Business Overview—Legal Proceedings.”

Dividend Policy

The Company may declare and pay a dividend out of profits for the year or previous financial year(s) as stated in the statutory financial statements of Tata Motors Limited, on a standalone basis, prepared in accordance with Indian GAAP/Ind AS, after providing for depreciation in accordance with the provisions of Schedule II to the Companies Act. However, in the absence or inadequacy of said profits, it may declare dividend out of its free reserves, subject to certain conditions as prescribed under the Companies Act and the Companies (Declaration and Payment of Dividend) Rules, 2014. Based on the net income available for appropriation, dividends are recommended by the Board for approval by the shareholders at our annual general meeting. Furthermore, the Board may also pay an interim dividend at its discretion. The ‘A’ Ordinary Shareholders are entitled to receive a dividend for any financial year at five percentage points more than the aggregate rate of dividend declared on Ordinary Shares for that financial year.

The Company, in accordance with SEBI Notification dated July 8, 2016 read with Regulation 43A of the Listing Regulations, formulated a dividend distribution policy (the “Dividend Distribution Policy”), which was adopted by the Board at their meeting held on March 30, 2017. A copy of the Dividend Distribution Policy is available on our website at www.tatamotors.com (the website does not form part of this annual report on Form 20-F).

For Fiscal 2019, after considering overall performance and results, and in accordance with the Companies (Declaration and Payment of Dividends) Rules, 2014 and our Dividend Distribution Policy, the Board has recommended that no dividend be paid to the shareholders of the Company. Since Fiscal 1956, the Company has made dividend distributions in each fiscal year except for Fiscal 2001, Fiscal 2002, Fiscal 2015, Fiscal 2017, Fiscal 2018 and Fiscal 2019.

B. Significant Changes

Other than as set forth in this annual report on Form 20-F, no significant change has occurred with respect to us since the date of our audited consolidated IFRS financial statements included elsewhere in this annual report on Form 20-F.

Item 9.	The Offer and Listing

A. Offer and Listing Details

In September 2004, the Company became the first company from India’s automotive sector to be listed on the NYSE. The Company’s ADSs are traded on the NYSE under the symbol “TTM”. The Company’s Ordinary Shares and ‘A’ Ordinary Shares are traded on the BSE under the codes 500570 and 570001, respectively, and the NSE under the symbols “TATAMOTORS” and “TATAMTRDVR”, respectively. In October 2014, the Company listed a dual tranche of senior unsecured notes on the Singapore Exchange Securities Trading Limited (or SGX-ST) market, which is regulated by the Singapore Stock Exchange. The Company also has non-convertible debentures listed on the NSE and BSE under the wholesale debt market segment.

B. Plan of Distribution

Not applicable.

C. Markets

Please refer to Item 9.A “The Offer and Listing—Offer and Listing Details” for information regarding all stock exchanges and other regulated markets on which the securities are traded.

D. Selling Shareholders

Not applicable.

E. Dilution

Not applicable.

F. Expenses of the Issue

Not applicable.

Item 10.	Additional Information

A. Share Capital

Not applicable.

B. Memorandum and Articles of Association

General

The Company is registered with the Registrar of Companies, Mumbai, under registration number 004520 and bearing Corporate Identify Number (CIN) L28920MH1945PLC004520. The following description of the Company’s share capital is a summary of the material terms of the Articles of Association and Indian corporate law regarding the Company’s Shares and the holders thereof. They may not contain all of the information that is important to you. To understand them fully, you should read the Articles of Association, which are incorporated by reference into this annual report on Form 20-F as Exhibit 1.2. The following description is qualified in its entirety by reference to the Articles of Association and applicable law.

Authorized and Issued Share Capital

The authorized share capital of the Company is Rs.40 billion divided into:

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

Pursuant to the resolution, dated May 23, 2018, passed by the Board and the special resolution passed by the Company’s shareholders at the annual general meeting held on August 3, 2018, the Company approved the 2018 Option Scheme. Based on the approval of the shareholders of the Company at such annual general meeting, an aggregate of 7,812,427 options were granted to eligible employees during Fiscal 2019 under the 2018 Option Scheme:

•	Number of options granted on September 6, 2018: 4,995,690

•	Number of options granted on March 28, 2019: 2,816,737

Objects and Purposes

Our principal objects, as provided by clause 3 of the Company’s memorandum of association, include:

•

Manufacturing, marketing, import, export, hiring and letting on of Commercial Vehicles, automobile cars, two wheeler vehicles, heavy and construction equipment including components, accessories and spare parts in relation thereto;

•	To carry on the business as manufacturers and dealers of machinery articles and goods of all classes;

•	To carry on the business of manufacturing materials which may be usefully combined with the Company’s manufacturing and engineering business; and

•	To carry on the business of financing and re-financing of all types of vehicles, construction equipment, capital equipment and services by way of credit, hire purchases, leases and loans.

Directors

Under the Articles of Association, the number of Directors of the Company may not be fewer than three or more than 15. The Board comprises nine members as of the date of this annual report on Form 20-F. Appointments of new Directors and remuneration payable to them are made through a majority vote of the full Board and approved by a requisite majority of the shareholders of the Company in attendance at each year’s annual general meeting, provided that a quorum is met.

Under the Companies Act, as well as the Articles of Association, each of the Company’s Directors, who is in any way directly or indirectly concerned or interested in a contract or arrangement or proposed contract or arrangement entered into or to be entered into by or on behalf of the Company is required to disclose the nature of his concern or interest at a meeting of the Board in which the contract or arrangement is discussed and shall not vote or participate at such meeting or the first meeting of the Board held after the Director becomes concerned or interested.

Under the Companies Act and the Articles of Association, the Company is restricted from, directly or indirectly, advancing any loan, including any loan represented by a book debt, to any of its Directors or to any other person in whom the Director is interested or give any guarantee or provide any security in connection with any loan taken by the Director or such other person.

Under the Articles of Association, a Director is not required to hold any qualification Shares. The Articles of Association do not prescribe an age limit for the retirement of the Directors. Under the governance guidelines adopted by the Board, Executive Directors retire at the age of 65, Independent Directors retire at the age of 75 and other non-executive directors retire at the age of 70. Under the governance guidelines, the maximum tenure of an Independent Director is five years or until retirement age, whichever is earlier.

At the annual general meeting in each year, one-third of the Directors, being those who have held their position the longest since their appointment, retire by rotation. Under the Companies Act, an independent director holds office for a term of up to five consecutive years on the board of a company and would not be liable to retire by rotation. An Independent Director would be eligible to be re-appointed for an additional five-year term upon passing of a special resolution by the Company. Re-appointment of an Independent Director is effective upon fulfilling the conditions to appoint a Director as described above. No Independent Director may hold office for more than two consecutive terms of five years each. An Independent Director may become eligible for re-appointment after the expiration of three years of ceasing to become an Independent Director, provided that he/she is not directly or indirectly associated with us during such three-year period.

In addition, under the Companies Act, every listed company in India is required to appoint at least one female director on the board of directors of a company. The Company is in compliance with this requirement as of the date of this annual report on Form 20-F.

Dividends

Under the Companies Act, no dividend can be declared or paid by a company for any fiscal year except out of the profits of the company for that fiscal year and/or any previous fiscal year(s) that remain undistributed. Furthermore, no company may declare a dividend unless carried over previous losses and depreciation not provided for in previous years are set off against profits of the company of the current year on a standalone basis. However, in the event of inadequacy or absence of profits during a fiscal year, the Board may declare a dividend not exceeding the average rate at which dividends were declared by it in the immediately preceding three years, calculated on a standalone basis. Dividends payable out of the undistributed, accumulated profits of a company from any prior fiscal year(s), and transferred by the company to its reserves, should not exceed 10% of the paid-up capital and free reserves as stated in the latest audited financial statement, after setting off losses incurred in the fiscal year in which the dividend is declared, on a standalone basis. The balance of reserves after such withdrawal must not be below 15% of the paid-up share capital as stated in the latest audited financial statements on a standalone basis.

Under the Companies Act, unless the board of directors of a company recommends the payment of a dividend, the shareholders at a general meeting have no power to declare any dividend. Under the Articles of Association, the shareholders at a general meeting may declare a lower, but not higher, dividend than that recommended by the Board. Dividends are generally declared as a percentage of the par value. The Board may declare and pay interim dividends.

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

Under the Companies Act, as well as the Articles of Association, if the Company’s share capital is divided into different classes of shares, all or any of the rights or privileges attached to each class of shares may be varied, modified, abrogated or dealt with, with the consent in writing of the holders of not less than three-fourths of the issued shares of that class, or with the sanction of a special resolution passed at a separate meeting of the holders of the issued shares of that class. The Articles of Association further provide that the rights conferred upon the holders of the shares of any class issued with preferred or other rights shall not, unless otherwise expressly prohibited by the terms of the issue of the shares of that class, be deemed to be varied by the creation or issue of further shares ranking pari passu thereto.

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

In accordance with the Articles of Association, the Company may issue Ordinary Shares with differential rights as to voting and/or dividends up to an amount not exceeding 25% of its total issued Ordinary Share capital or such other limit as may be prescribed by applicable laws, rules or regulations. This is stricter than the requirement under the Companies Act and the Companies (Share Capital and Debentures) Rules, 2014, according to which no company may issue shares with differential rights exceeding 26% of its total post-issue paid up equity share capital including equity shares with differential rights issued at any point of time. An amendment to the Companies (Share Capital and Debenture) Rules, 2014 on June 18, 2014 clarified that the Companies Act, 1956 continues to govern equity shares with differential rights issued thereunder.

The Company, in accordance with SEBI Notification dated July 8, 2016, formulated a Dividend Distribution Policy, which was adopted by the Board at its meeting held on March 30, 2017. A copy of the Dividend Distribution Policy is available on our website at www.tatamotors.com (which website does not form part of this annual report on Form 20-F).

Calls on Shares

Under the Companies Act, as well as the Articles of Association, the Board may from time to time make such calls as they think fit upon our members in respect of all moneys unpaid on the shares held by them respectively and each member is required to pay the amount of every call so made on them to the Company. Under the Companies Act, a capital call on a particular class of shares shall be made on a uniform basis on all shares falling under such class.

General Meetings of Shareholders

Annual General Meetings

The Company is required to hold an annual general meeting each year and not more than 15 months should elapse between each annual general meeting. The annual general meeting should be held within a period of six months from the date of closing of the fiscal year, unless extended by a period not exceeding three months by the Registrar of Companies at the Company’s request for any special reason.

Extraordinary General Meetings

The Board may convene an extraordinary general meeting of shareholders when necessary or at the request of a shareholder or shareholders holding in aggregate not less than one-tenth of our paid-up share capital.

Notices

Written notices convening a meeting (including an annual general meeting or an extraordinary general meeting) setting forth the date, place and agenda of the meeting must be given to members at least 21 days prior to the date of the proposed meeting. A general meeting may be called after giving shorter notice if consent is received in writing or in electronic mode by not less than 95% of the shareholders entitled to vote at such meeting. The Company provides written notices of general meetings to all shareholders and, in addition, provides public notice of general meetings of shareholders in a daily newspaper of general circulation in India as prescribed under the Companies Act.

Quorum

The quorum required for a general meeting of the Company under the Companies Act is 5, 15 or 30 shareholders personally present, depending on whether the total number of shareholders on the date of the meeting is less than 1,000, is between 1,000 and 5,000, or exceeds 5,000, respectively.

Scope of General Meetings

Certain matters may not be transacted at a general meeting and instead must be authorized by a resolution passed by means of a postal ballot. These matters include, among others:

•	Alteration of the objects clause in a memorandum of association;

•	Alteration of the Articles of Association in order to constitute as a private company;

•	Change in place of registered office outside the local limits of any city, town or village;

•	Change in objects for which a company has raised money from public through a prospectus;

•	Issue of shares with differential rights as to voting, dividends or otherwise;

•	Variation in the rights attached to a class of shares or debentures or other securities;

•	Sale of the whole or substantially the whole of an undertaking of a company;

•	Buy-back of shares of a company; and

•	Granting loans or extending guarantees in excess of limits prescribed under the Companies Act and the rules issued thereunder.

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

Under the provisions of the Listing Regulations, listed companies in India are required to provide their shareholders with the facility to exercise their right to vote by electronic means either at a general meeting of the company or by means of a postal ballot in accordance with the prescribed procedure under the Companies Act. Furthermore, pursuant to the Companies Act, any company having not less than 1,000 shareholders shall provide its members with facilities to exercise their rights at general meetings by electronic means. Accordingly, the Company provides such electronic voting facilities to all of its shareholders.

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

Ordinary and Special Resolutions

Ordinary resolutions may be passed by simple majority of those shareholders present and voting at the meeting. Certain matters are required to be authorized by special resolutions, which require that the votes cast in favor of the resolution must be at least three times the votes cast against the resolution. The Articles of Association do not permit cumulative voting for the election of Directors. Matters requiring action by special resolution include the following:

•	Alteration of the the Articles of Association;

•	Varying the terms of contract or objects in a prospectus;

•	Issuance of global depository receipts or sweat equity shares;

•	Variation of shareholders’ rights;

•	Reduction of share capital;

•	Buy-back of the Company’s Shares;

•	Sale, lease or other disposal of the whole or substantially the whole of the undertaking of our company;

•	Investment in trust securities of the amount of compensation received by us as a result of any merger or amalgamation;

•	Borrowing money in excess of our paid-up share capital and free reserves;

•	Winding-up or schemes of amalgamation; and

•	Removal of statutory auditors.

Voting by Proxy

A person may act as proxy on behalf of members not exceeding 50 and holding in the aggregate not more than 10% of our total share capital carrying voting rights, provided that a member holding more than 10% of the total share capital of the Company carrying voting rights may appoint a single person as a proxy and such person shall not act as a proxy for any other person or shareholder. A shareholder may exercise his or her voting rights by proxy to be given in the form prescribed under the Companies Act. The instrument appointing a proxy is required to be lodged with us at least 48 hours before the time of the meeting. A shareholder may, by a single power of attorney, grant a general power of representation regarding several general meetings of shareholders. Any of the shareholders of the Company may appoint a proxy. A corporate shareholder is also entitled to nominate a representative to attend and vote on its behalf at general meetings. A proxy may not vote except on a poll and does not have a right to speak at meetings. An authorized representative shall be entitled to exercise the same rights and powers, including the right to vote by proxy and by postal ballot on behalf of a body corporate that it represents.

Convertible Securities/Warrants

The Company may issue from time to time debentures that are partly or fully convertible into shares at the time of redemption, provided that such issuance is approved by a special resolution passed at a general meeting of the Company as prescribed under the Companies Act.

Register of Shareholders and Record Dates

The Company is obliged to maintain a register of shareholders at its registered office or at an alternate venue in Mumbai. The register and index of the Company’s beneficial owners, which is maintained by a depository under the Depositories Act, 1996, is deemed to be the index of members and register of shareholders. The Company recognizes as shareholders only those persons who appear on our register of shareholders and it cannot recognize any person holding any Share or part of it upon any trust, express, implied or constructive, except as permitted by law. In the case of Shares held in physical form, the Company registers transfers of Shares on the register of shareholders upon the lodgment of the share transfer form, which must be duly stamped and completed in all respects and accompanied by a share certificate. If there is no certificate, a letter of allotment in respect of Shares transferred must be submitted together with the duly stamped and completed transfer forms. With respect of electronic transfers, the depository transfers Shares by entering the name of the purchaser in its books as the beneficial owner of the Shares. In turn, the Company enters the name of the depository in its records as the registered owner of the Shares. The beneficial owner is entitled to all the rights and benefits as well as the liabilities with respect to the Shares that are held by the depository. This activity is done by the Company’s registrar and transfer agent.

For the purpose of determining the shareholders, the register may be closed for periods not exceeding 45 days each year and not exceeding 30 days at any one time, subject to prior notice of at least seven days or such lesser period as may be specified by SEBI for listed companies in India. In order to determine the shareholders entitled to dividends, the Company generally keeps the register of shareholders closed for approximately 21 days each year. Under the Listing Regulations, the Company may, upon at least seven working days’ (excluding the date of intimation and the record date) advance notice to such stock exchanges, set a record date and/or close the register of shareholders in order to ascertain the identity of shareholders entitled to the dividend. The trading of Shares and the delivery of certificates in respect thereof may continue while the register of shareholders is closed.

Annual Report and Financial Results

Our Ind AS audited financial statements for the relevant fiscal year, the directors’ report and the auditors’ report (collectively, “Indian Annual Report”), must be prepared before the annual general meeting. The Indian Annual Report also includes other financial information, a corporate governance section, a management discussion and analysis report, and general shareholders’ information and is made available for inspection at our registered office during normal working hours for 21 days prior to our annual general meeting.

Under the Companies Act, the Company is required to file an annual general meeting report with the Registrar of Companies within 30 days from the date of the annual general meeting. As required under the Listing Regulations, copies of the annual general meeting report are required to be simultaneously sent to all the stock exchanges on which the Company’s Shares are listed. The annual general meeting report details shall include, among other things, the number of shareholders attending the meeting, the business that was transacted, the time and location of the meeting, a confirmation of quorum and a summary of the proceedings of the meeting. The Company must also publish its financial results in at least one national English language daily newspaper in India, one newspaper published in the language of the region where its registered office is situated, as well as on its website.

The Company submits information, including the Indian Annual Report and half-yearly financial statements, in accordance with the requirements prescribed under the Listing Regulations.

Transfer of Shares

Shares held through depositories are transferred in book-entry form or in electronic form in accordance with SEBI regulations, which govern the functioning of the depositories and participants by proscribing record keeping requirements and safeguards to be followed in this system. Transfers of beneficial ownership of shares held through a depository are exempt from stamp duty. The Company has entered into an agreement for these depository services with National Securities Depository Limited and the Central Depository Services (India) Limited.

The SEBI requires that all investors hold the Company’s Shares in book-entry form for trading and settlement purposes, except for transactions that are not made on a stock exchange and transactions that are not required to be reported to the stock exchange.

The Company’s Shares are freely transferable, subject only to the provisions of the Companies Act under which, if a transfer of securities is in contravention of any of the provisions of the Securities Contracts (Regulation) Act, 1956, the Securities and Exchange Board of India Act, 1992 or the Companies Act or any other law for the time being in force, the Company Law Board (“CLB”) may, on an application made by the depository, company, depository participant, the holder of the securities or the SEBI, direct any company or a depository to set right the contravention and rectify its register or records concerned. The National Company Law Tribunal (“NCLT”) was constituted with effect from June 1, 2016. By virtue of Section 466(1) of Companies Act, 2013, the CLB stands dissolved, and accordingly all functions and powers of the CLB have been transferred to the NCLT. If a company without sufficient cause refuses to register a transfer of shares within one month from the date on which the instrument of transfer is delivered to the company, the transferee may appeal to the NCLT seeking to register the transfer of shares. The NCLT may, after hearing the parties, either dismiss the appeal, or by order, direct that the transfer or transmission shall be registered by the company and the company shall comply with such order within a period of ten days of the receipt of the order; or direct rectification of the register and also direct the company to pay damages, if any, sustained by any party aggrieved.

Pursuant to the Listing Regulations, in the event the Company has not effected a transfer of Shares within 15 days or where it has failed to communicate to the transferee any valid objection to the transfer within the stipulated time period of 15 days, it is required to compensate the aggrieved party for the opportunity loss caused during the period of the delay.

The Companies Act provides that the securities or other interest of any member of a public company (such as our company) shall be freely transferable. The Articles of Association provide for restrictions on the transfer of Shares, including granting power to the Board in certain circumstances to refuse to register or acknowledge transfer of Shares or other securities issued by the Company. However, under the Companies Act these transfer restrictions are not enforceable; however, transfer restrictions may be enforceable under contract law as between two or more parties to a contract or an arrangement.

Please see Item 7.A “Major Shareholders and Related Party Transactions—Major Shareholders” for a description of obligations under Indian law to disclose significant shareholdings to us.

Acquisition of the Company’s Own Shares

Under the Companies Act, companies may purchase their own shares or other specified securities out of their free reserves or their securities premium account or the proceeds of any shares or other specified securities (other than the kind of shares or other specified securities proposed to be bought back) subject to the following conditions:

•	The buy-back is authorized by the articles of association of a company;

•	A special resolution is passed at the general meeting authorizing the buy-back;

•	The buy-back is 25% or less of the aggregate paid-up capital and free reserves, provided that buy-back of equity shares is limited to 25% of the total equity capital in that fiscal year;

•	The ratio of the aggregate of secured and unsecured debts owed by the company after buy-back is not more than twice the paid-up capital and its free reserves;

•	All the shares or other specified securities for buy-back are fully paid-up;

•	The buy-back of the shares or other specified securities listed on any recognized stock exchange is in accordance with the regulations made by SEBI in this regard; and

•

The buy-back in respect of shares or other specified securities other than those specified in clause vi. above is in accordance with the Companies Act. The condition mentioned in clause ii. above would not be applicable if the buy-back is for less than 10% of the total paid-up equity capital and free reserves of the company provided it has been authorized by the board of directors of a company. A company buying back its securities is required to extinguish and physically destroy the securities so bought back within seven days of the date of completion of the buy-back. Moreover, a company buying back its securities is not permitted to buy-back any securities for a period of one year from the buy-back or to issue further securities of the same kind for six months except by way of bonus issue or in the discharge of subsisting obligations such as conversion of warrants, share option schemes, sweat equity or conversion of preference shares or debentures into equity. Every buy-back has to be completed within a period of one year from the date of passing of the special resolution or resolution of the board of directors, as the case may be.

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

Rights of Holders of ‘A’ Ordinary Shares

Holders of ‘A’ Ordinary Shares are entitled to all rights and privileges that are enjoyed by holders of Ordinary Shares pursuant to applicable law and under the Articles of Association, with certain differences with respect to dividend and voting entitlements as further summarized below. Holders of our ‘A’ Ordinary Shares have the following rights:

•

Right to receive dividends, if declared. ‘A’ Ordinary Shareholders are entitled to receive dividends for any fiscal year at a rate that is five percentage points higher than the aggregate rate of dividends declared on Ordinary Shares for that fiscal year;

•

Right to attend general meetings and class meetings of all Ordinary Shareholders (including a meeting called in relation to any scheme under Sections 391/394 of the Companies Act, 1956 or as amended) and exercise voting powers, unless prohibited by law, including:

○

If any resolution at any such meeting is put to vote by a show of hands, each ‘A’ Ordinary Shareholder is entitled to one vote, which is the same number of votes as available to holders of Ordinary Shares;

○

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

○	The right to vote may be exercised by the ‘A’ Ordinary Shareholders in person or by proxy; and

○

The right to receive offers for shares through a rights issue and be allotted bonus shares. Holders of ‘A’ Ordinary Shares are only entitled to further ‘A’ Ordinary Shares and such rights or bonus issue shall be made to holders of ‘A’ Ordinary Shares in amounts required to maintain the proportion of ‘A’ Ordinary Shares to Ordinary Shares prior to the issue;

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

○

For example, where an offer is made under the Takeover Code to purchase 20% of the Company’s outstanding Shares or voting rights or equity capital or share capital or voting capital, such offer shall also include an offer for 20% of the outstanding Ordinary Shares and 20% of the outstanding ‘A’ Ordinary Shares;

○

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

○

All consideration to be received by the holders of ‘A’ Ordinary Shares in accordance with any such offer shall be paid in the same form and at the same time as that to be received by holders of Ordinary Shares; and

○	For the purposes of the Takeover Code, the terms “shares”, “voting rights”, “equity capital”, “share capital” or “voting capital” means and includes Ordinary Shares and ‘A’ Ordinary Shares;

•

Where the Company’s promoters or any other acquirer of the Company proposes at any time to voluntarily delist the Ordinary Shares in accordance with the SEBI (Delisting of Equity Shares) Regulations, 2009 from the stock exchanges on which the Ordinary Shares are listed, such promoter or acquirer shall also make a delisting offer for the ‘A’ Ordinary Shares and the percentage premium offered for the ‘A’ Ordinary Shares to its floor price shall be equal to the percentage premium offered for Ordinary Shares to its floor price;

•

Where the Company makes an offer to purchase its securities in accordance with the SEBI (Buy-Back ) of Securities Regulations, 1998 and other applicable laws, holders of ‘A’ Ordinary Shares shall have the right to receive an offer in the same proportion and on equitable pricing terms as offered to the holders of Ordinary Shares;

•	Right to receive surplus on liquidation as available to holders of Ordinary Shares and in accordance with the proportion of Ordinary Shares to ‘A’ Ordinary Shares;

•	Right to free transferability of ‘A’ Ordinary Shares; and

•	Such other rights as may be available to an ordinary shareholder of a listed public company under the Companies Act and the Articles of Association.

The ‘A’ Ordinary Shares are not convertible into Ordinary Shares at any time. The ‘A’ Ordinary Shares will not at any time exceed 25% of our total issued share capital.

Liquidation Rights

Subject to the Company’s statutory duties, the rights of creditors, workmen and of the holders of any other shares entitled by their terms of issue to preferential repayment over the Company’s Shares, in the event of the Company’s winding-up, the holders of the Company’s Shares are entitled to be repaid the amounts of capital paid-up or credited as paid-up on such shares, or in case of shortfall, proportionately. All surplus assets after payment of the Company’s statutory duties, amounts due to workmen, the holders of any preference shares and other creditors belong to the holders of the equity shares in proportion to the amount paid-up or credited as paid-up on these shares respectively at the commencement of the winding-up.

C. Material Contracts

Except as given below, the Company is not a party to any material contract other than contracts entered into in the ordinary course of business as of the date of this annual report on Form 20-F:

•

The Tata Brand Equity and Business Promotion Agreement, dated December 18, 1998, incorporated by reference into this annual report on Form 20-F as Exhibit 4.1. Tata Motors Limited and certain of its subsidiaries have agreed to pay an annual subscription fee to Tata Sons which is equal to 0.15%-0.25% of annual net income (defined as net revenues exclusive of excise duties and other governmental taxes and non-operating income), subject to a ceiling of 5% of annual profit before tax (defined as profit after interest and depreciation but before income tax) based on Tata Motors Limited’s standalone financial statements prepared in accordance with Indian GAAP for participation and gain from promotion and protection of the Tata brand identity. Pursuant to the agreement, the Company has also undertaken certain obligations for the promotion and protection of the Tata brand licensed to us under the agreement.

•

The agreement dated January 26, 2010, entered into by Jaguar Land Rover with Dr. Ralf Speth in connection with his appointment as CEO and Director. The compensation drawn by him pursuant to this agreement is shown in Item 6.B “Directors, Senior Management and Employees—Compensation.”

•

The agreement dated March 30, 2016, entered into by Tata Motors Limited with Mr. Guenter Butschek in connection with his appointment as CEO and Managing Director. The compensation drawn by him pursuant to this agreement is shown in Item 6.B “Directors, Senior Management and Employees—Compensation.”

•

The agreement effective as of November 14, 2017, entered into by Tata Motors Limited with Mr. P. B. Balaji in connection with his appointment as the Group Chief Financial Officer. The compensation drawn by him pursuant to this agreement is shown in Item 6.B “Directors, Senior Management and Employees—Compensation.”

D. Exchange Controls

General

Prior to June 1, 2000, foreign investment in Indian securities, including the acquisition, sale and transfer of securities of Indian companies, was regulated by the Foreign Exchange Regulation Act, 1973 and the notifications issued by the RBI thereunder.

With effect from June 1, 2000, foreign investment in Indian securities is regulated by FEMA, and the rules, regulations and notifications made under FEMA. A person resident outside India can transfer any security of an Indian company or any other security to an Indian resident only under the terms and conditions specified in FEMA and the rules and regulations made thereunder or as permitted by the RBI.

The RBI issued the Foreign Exchange Management (Transfer or Issue of Security by a Person Resident Outside India) Regulations 2017 (the “Foreign Exchange Regulations”) to regulate the issue of Indian securities, including ADSs, to persons resident outside India and the transfer of Indian securities by or to persons resident outside India. The Foreign Exchange Regulations provide that an Indian entity may issue securities to a person resident outside India or record in its books any transfer of security from or to such person only in the manner set forth in FEMA and the rules and regulations made thereunder or as permitted by the RBI.

Foreign Direct Investment

The Government of India, pursuant to its liberalization policy, introduced FEMA, which along with the rules, regulations and notifications issued thereunder, regulates all foreign direct investment in India. Foreign direct investment (“FDI”) means investment by way of subscription and/or purchase of securities of an Indian company by a non-resident investor. Regulatory approval is required for investment in some sectors, including housing, petroleum (other than refining), defense and strategic industries. Also, the following investments would require prior regulatory permission:

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

Subject to certain exceptions, FDI and investment by non-resident Indians in Indian companies do not require the prior approval of the Government of India (acting through the concerned ministries or departments, in consultation with the DIPP, Ministry of Commerce and Industry) or the RBI. The Government of India has indicated that in all cases where FDI is allowed under the automatic route pursuant to the FDI policy, the RBI would continue to be the primary agency for the purposes of monitoring and regulating foreign investment. In cases where the approval of the Government of India is obtained, no approval of the RBI is required. In both cases, the prescribed applicable standards with respect to determining the price at which the shares may be issued by the Indian company to the non-resident investor would need to be complied with and a declaration in the prescribed form, detailing the foreign investment, must be filed with the RBI once the foreign investment is made in the Indian company. The foregoing description applies only to an issuance of shares by, and not to a transfer of shares of, Indian companies.

Pricing

Under the requirements of the Consolidated FDI Policy of 2017 (the “FDI Policy”), which came into effect on August 28, 2017, the price of shares of a listed Indian company issued to non-residents on an automatic basis cannot be less than the price worked out in accordance with the guidelines issued by the SEBI for the preferential allotment of shares where the shares of such company are listed.

Every Indian company issuing shares or convertible debentures in accordance with the Foreign Exchange Regulations is required to submit a report to the RBI within 30 days of receipt of the consideration.

The above description applies only to a primary issue of shares or convertible debentures by an Indian company.

Portfolio Investment by Foreign Portfolio Investors

The SEBI (Foreign Portfolio Investors) Regulations, 2014 (the “FPI Regulations”) have replaced the SEBI (FII) Regulations and the regime for investments by qualified institutional investors.

The FPI Regulations came into effect on June 1, 2014. Under the FPI Regulations, a FII who holds a valid certificate of registration from SEBI shall be deemed to be a registered Foreign Portfolio Investor (“FPI”) until the expiry of the block of three years for which fees have been paid as per the FII Regulations. An FII shall not be eligible to invest as an FII after registering as an FPI under the FPI Regulations.

FPIs who are registered with the SEBI are required to comply with the provisions of the FPI Regulations. An FPI may not hold more than 10% of the total issued capital of a company in its own name. The total holding of all FPIs in a company is subject to a cap of 24% of the total paid-up capital of a company, which can be increased to the relevant industry sector cap/ceiling applicable to the particular company under the Foreign Direct Investment Regime, with the passing of a special resolution by the shareholders of a company in a general meeting and subject to prior intimation to the RBI. Pursuant to resolutions of the Board and special resolutions passed by the shareholders of the Company, the FII and FPI limits have been increased to 35% of the paid-up capital of Ordinary Shares and 75% of the paid-up capital of ‘A’ Ordinary Shares.

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

Under the FPI Regulations, Offshore Derivative Instruments (“ODIs”) may be issued to only those entities that are regulated by an appropriate foreign regulatory authority. Furthermore, such ODIs may only be issued after compliance with applicable know-your-client standards. However, entities that are themselves unregulated but managed by a regulated entity will be eligible counterparties for ODIs under the FPI Regulations if such entities (i) have previously entered into an ODI with an FII at any time prior to January 7, 2014, and (ii) are registered as clients of the FII. Hence, all outstanding ODI transactions and counterparties under the FII Regulations will be treated as permitted ODI transactions and counterparties under the FPI Regulations. SEBI issued a circular on November 24, 2014 aligning the applicable eligibility and investment standards between the FPI regime and subscription through the ODI regime. An FPI shall issue ODIs only to those subscribers who: (i) meet the eligibility criteria that are applicable to an FPI under the FPI Regulations and (ii) do not have “opaque structures”, as defined under the FPI Regulations. The investment restrictions applicable to FPIs under the FPI Regulations apply to subscribers of ODIs as well. Existing ODI positions which are not in accordance with the SEBI circular dated November 24, 2014 may continue until the ODI contract expires.

Investors in ADSs do not need to seek the specific approval from the Government of India to purchase, hold or dispose of their ADSs. Notwithstanding the foregoing, if an FPI, non-resident Indian or overseas corporate body were to withdraw its equity shares from an ADS program, its investment in the equity shares would be subject to the general restrictions on foreign ownership.

Registered FIIs are generally subject to tax under Section 115AD of the Income Tax Act of 1961 (the “Income Tax Act”). See Item 10.E “Additional Information—Taxation—Taxation of Capital Gains and Losses—Indian Taxation.”

Portfolio Investment by Non-Resident Indians

A variety of methods for investing in shares of Indian companies are available to non-resident Indians. These methods allow non-resident Indians to make portfolio investments in shares and other securities of Indian companies on a basis not generally available to other foreign investors. In addition to portfolio investments in Indian companies, non-resident Indians may also make foreign direct investments in Indian companies pursuant to the FDI. See Item 10.D “Additional Information—Exchange Control—Foreign Direct Investment.”

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

Moreover, the transfer of shares between an Indian resident and a non-resident (other than a non-resident Indian (“NRI”)) does not require the prior approval of the Government of India or RBI, provided that (i) the activities of the investee company are under the automatic route pursuant to the FDI Policy, and the transfer is not subject to regulations under the Takeover Code, (ii) the non-resident shareholding complies with sector limits under the FDI Policy and (iii) the pricing is in accordance with the guidelines prescribed by the SEBI and RBI.

Indirect Foreign Investment

The FDI Policy, among other things, prescribes the guidelines for (i) the calculation of total indirect foreign investment in Indian companies, (ii) transfer of ownership or control of Indian companies in sectors with caps from resident Indian citizens to non-resident entities and (iii) guidelines on downstream investments by Indian companies. Pursuant to the Consolidated FDI Policy, for the purposes of computation of indirect foreign investment in an Indian company, foreign investments in its parent company, by FPI (holding as of March 31 of the relevant year), NRIs, ADSs, global depository shares, foreign currency convertible bonds, FDI, convertible preference shares and convertible currency debentures are required to be taken together. The FDI Policy is reissued annually.

Issue of Securities Through the Depository Receipt Mechanism

Issue of securities through the depository receipt mechanism by Indian companies is governed by the Companies Act, 2013, the Companies (Issue of Global Depository Receipts) Rules, 2014 and the Depository Receipts Scheme, 2014 (the “DR Scheme”).

The Government of India announced the DR Scheme on October 21, 2014, which came into force on December 15, 2014. Consequently, the Issue of Foreign Currency Convertible Bonds and Ordinary Shares (Through Depository Receipt Mechanism) Scheme, 1993 (the “1993 Scheme”) has been repealed except to the extent relating to foreign currency convertible bonds. The RBI also issued a circular on January 22, 2015 highlighting the salient features of the DR Scheme.

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

An Indian company may issue securities to a foreign depository for the purpose of issuing depository receipts through any mode permissible for the issue of such securities to other investors. The foreign depository may issue depository receipts by way of a public offering or private placement or in any other manner prevalent in the permissible jurisdiction. A “permissible jurisdiction” is defined as a foreign jurisdiction that is a member of the Financial Action Task Force on Money Laundering and whose securities regulator is a member of the International Organization of Securities Commissions.

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

E. Taxation

This section describes the material U.S. federal income tax consequences to “U.S. holders” (as defined below) and the Indian stamp duty and income and goods and service tax consequences to “non-residents” (as defined below) of owning Shares or ADSs. This discussion does not discuss all of the tax consequences that may be relevant to you in light of your individual circumstances, including foreign, state or local tax consequences, estate and gift tax consequences, and tax consequences arising under the Medicare contribution tax on net investment income or the alternative minimum tax. It applies to you only if you hold your Shares or ADSs as capital assets for tax purposes. This section does not apply to you if you are a member of a special class of holders subject to special rules, including:

•	A dealer in securities;

•	A trader in securities that elects to use a mark-to-market method of accounting for securities holdings;

•	A tax-exempt organization;

•	A life insurance company;

•	A person that actually or constructively owns 10% or more of the combined voting power of the Company’s voting stock or of the total value of the Company’s stock;

•	A person that holds Shares or ADSs as part of a straddle or a hedging or conversion transaction;

•	A person that purchases or sells Shares or ADSs as part of a wash sale for tax purposes; or

•	A U.S. holder whose functional currency is not the U.S. dollar.

With regard to U.S. tax, the following discussion addresses only the material U.S. federal income tax consequences for persons that are “U.S. holders”. You are a U.S. holder if you are a beneficial owner of Shares or ADSs and you are, for U.S. federal income tax purposes:

•	An individual citizen or resident of the United States;

•	A corporation, or other entity taxable as a corporation, created or organized in or under the laws of the United States, any state therein or the District of Columbia;

•	An estate whose income is subject to U.S. federal income tax regardless of its source; or

•

A trust if (i) a U.S. court can exercise primary supervision over the trust’s administration and one or more U.S. persons are authorized to control all substantial decisions of the trust, or (ii) it has a valid election in effect under applicable Treasury Department regulations to be treated as a U.S. person.

With regard to Indian tax, the following discussion addresses only the tax consequences for persons that are “non-residents” of India, as defined in the Indian Income Tax Act of 1961, as amended by the Finance Act, 2019, or the Income Tax Act, and is based on the provisions of Section 115AC and other applicable provisions of the Income Tax Act and the 2014 DR Scheme, which has replaced the Issue of Foreign Currency Convertible Bonds and Ordinary Shares (Through Depository Receipt Mechanism) Scheme, 1993 promulgated by the Government of India.

For the purpose of the Income Tax Act, a non-resident means a person who is not a “resident” of India. An individual is a resident of India during any fiscal year, if such person: (i) is in India in that year for 182 days or more or (ii) was in India for 365 days or more during the four preceding years and is in India for 60 days or more in that year. A firm or other association of persons is resident in India except where the control and the management of its affairs are situated wholly outside India. A company is said to be resident in India in any fiscal year if it is an Indian company or its “place of effective management”, in that year, is in India. “Place of effective management” means a place where key management and commercial decisions that are necessary for the conduct of the business of an entity as a whole are, in substance, made. The residential test based on “place of effective management” is applicable from Fiscal 2017.

With regard to U.S. federal income tax, the following discussion is based upon the Internal Revenue Code of 1986, as amended, its legislative history, administrative pronouncements, judicial decisions and final, temporary and proposed Treasury Department regulations, all as of the date hereof, changes to any of which may affect the tax consequences described herein, possibly with retroactive effect, as well as on the Tax Convention between the United States of America and the Republic of India (the “Treaty”).

If an entity or arrangement that is classified as a partnership for U.S. federal income tax purposes holds Shares or ADSs, the U.S. federal income tax treatment of a partner will generally depend on the status of the partner and the tax treatment of the partnership. If you hold Shares or ADSs as a partner in a partnership, you should consult your tax advisor with regard to the U.S. federal income tax treatment of an investment in the Company’s Shares or ADSs.

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

Indian Taxation

Dividends paid to you will generally not be subject to Indian tax. However, we have to pay a “dividend distribution tax” under section 115-O of the Income Tax Act, currently at the effective rate of 20.555% (inclusive of applicable surcharge and cess) on the amount of dividend paid out. Further, in the case of a person (other than a domestic company and certain specified trust or institutions) who is a resident in India as per the Income Tax Act, income by way of dividends from domestic companies that exceed Rs.1,000,000 in the aggregate, shall be subject to income tax at 10% per annum, per Section 115BBDA of the Income Tax Act. For taxation of such dividend, the aggregate amount in excess of Rs.1,000,000 shall be subject to income tax without any deduction with respect to any expenditure or allowance or set-off of loss.

If you are a non-resident of India, the distributions made to you of additional ADSs or Shares made with respect to ADSs or Shares should not be subject to Indian tax.

U.S. Federal Income Taxation

The tax treatment of your Shares or ADSs will depend in part on whether or not the Company is classified as a passive foreign investment company, or PFIC, for U.S. federal income tax purposes. Except as discussed below under Item 10.E “Additional Information—Taxation—Passive Foreign Investment Companies”, this discussion assumes that the Company is not classified as a PFIC for U.S. federal income tax purposes.

Under the U.S. federal income tax laws, if you are a U.S. holder, the gross amount of any distribution we pay out of our current or accumulated earnings and profits (as determined for U.S. federal income tax purposes), other than certain pro-rata distributions of the Company’s shares, will be treated as a dividend that is subject to U.S. federal income taxation. If you are a non-corporate U.S. holder, dividends that constitute qualified dividend income will be taxable to you at the preferential rates applicable to long-term capital gains provided that you hold the Shares or ADSs for more than 60 days during the 121-day period beginning 60 days before the ex-dividend date and meet other holding period requirements. Dividends the Company pays with respect to the Shares or ADSs generally will be qualified dividend income provided that, in the year that you receive the dividend, the Shares or ADSs are readily tradable on an established securities market in the United States or the Company is eligible for the benefits of the Treaty. The Company’s ADSs are listed on the NYSE, and the Company therefore expects that dividends paid on its ADSs will be qualified dividend income. The Company believes that it is currently eligible for the benefits of the Treaty and it therefore expects that dividends on the Company’s Shares will be qualified dividend income, but there can be no assurance that the Company will continue to be eligible for the benefits of the Treaty.

The dividend is taxable to you when you, in the case of Shares, or the depository, in the case of ADSs, receive the dividend, actually or constructively. The dividend will not be eligible for the dividends-received deduction generally allowed to U.S. corporations in respect of dividends received from other U.S. corporations. In the case of a dividend payment on the Shares, the amount of the dividend distribution that you must include in your income will be the U.S. dollar value of the Indian rupee payments made, determined at the spot Indian rupee/U.S. dollar rate on the date the dividend distribution is includible in your income, regardless of whether the payment is in fact converted into U.S. dollars. Generally, any gain or loss resulting from currency exchange fluctuations during the period from the date you include the dividend payment in your income to the date you convert the payment into U.S. dollars will be treated as ordinary income or loss and will not be eligible for the special tax rate applicable to qualified dividend income. The gain or loss generally will be income or loss from sources within the United States for foreign tax credit limitation purposes. Distributions in excess of current and accumulated earnings and profits, as determined for U.S. federal income tax purposes, will be treated as a non-taxable return of capital to the extent of your basis in the Shares or ADSs and thereafter as capital gain. However, the Company does not expect to calculate earnings and profits in accordance with U.S. federal income tax principles. Accordingly, you should expect to generally treat distributions the Company makes as dividends for U.S. federal income tax purposes.

Dividends that the Company pays with respect to Shares and ADSs will generally be income from sources outside the United States and will, depending on your circumstances, be either “passive” or “general” income for purposes of computing the foreign tax credit limitation allowable to you. However, if (a) the Company is 50% or more owned, by vote or value, by U.S. persons and (b) at least 10% of the Company’s earnings and profits are attributable to sources within the United States, then for foreign tax credit purposes, a portion of the Company’s dividends would be treated as derived from sources within the United States. With respect to any dividend paid for any taxable year, U.S. source ratio of the Company’s dividends for foreign tax credit purposes would be equal to the portion of the Company’s earnings and profits from sources within the United States for such taxable year, divided by the total amount of the Company’s earnings and profits for such taxable year. You will not be entitled to claim a U.S. foreign tax credit for any Indian dividend distribution taxes paid by the Company on a distribution to you.

Taxation of Capital Gains and Losses

Indian Taxation

Capital Gains

If you are a non-resident of India, any gain realized by you on the sale of ADSs to another non-resident as per Section 47 of the Income Tax Act, will not be subject to Indian capital gains tax under Section 115AC and other applicable provisions of the Income Tax Act. Further conversion of ADS into Shares will not attract any tax in India.

Capital gains realized by you on the transfer of Shares (including Shares received in exchange of the ADSs), whether in India or outside India to a non-resident of India or Indian resident, will be liable for income tax under the provisions of the Income Tax Act.

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

For the purpose of computing capital gains tax on the sale of the Shares received on conversion of ADS or sale of ADSs, the cost of acquisition of such Shares will be determined on the basis of the prevailing price of the Shares on the BSE or NSE, as applicable, as on the date on which the request for such transfer is made.

As per the Finance Act 2018, with effect from April 1, 2018, gains realized by you exceeding Rs.1,00,000/- in a financial year on sale of listed Shares on BSE or NSE, held for more than 12 months, will be subject to Indian capital gains tax in accordance with section 112A of the Income Tax Act. The transaction in Shares will be subject to securities transaction tax (“STT”), wherever applicable. The earlier exemption to such long term capital gains tax under section 10(38) of the Income Tax Act has been withdrawn with certain grandfathering provisions that are discussed below for your reference.

Grandfathering provisions were introduced in the Income Tax Act with a view to safeguard interests of investors holding shares as of January 31, 2018. The Central Board of Direct Taxes, notification, dated April 2, 2018 issued guidance providing illustrative scenarios for arriving at the cost of acquisition of shares and computing the long-term capital gain. These scenarios (where shares are acquired on January 1, 2017 and sold on or after April 1, 2018) are given in the below table.

Sr. No.	Scenario	Actual Cost of Acquisition (AC)	Fair Market Value on January 31, 2018 (FMV)	Deemed Cost for Computing LTCG (DC)		Sale Price on or After April 1, 2018 (SP)	LTCG/ (LTCL)
1	AC<FMV<SP DC = FV	100	200	200		250	50
2	AC<FMV>SP DC = SP	100	200	200 (restricted to Sale Price 150)		150	NIL	*
3	AC>FMV<SP DC = AC	100	50	100		150	50
4	AC<FMV>SP DC = AC	100	200	100	**	50	(50)

*	As FMV is more than Sale Price, Deemed Cost is restricted to Sale Price resulting in LTCG as NIL.
**	Though FMV > Actual Cost but since Sale Price < Actual Cost, Deemed Cost is restricted to Actual Cost for computation of LTCG.

•	In case of listed shares on a recognized stock exchange, FMV is the highest price as at January 31, 2018.

•	The said amendment is prospective in nature and thus, gains accrued on or before March 31, 2018 shall not be taxable.

Any gains realized by you on sale of listed Shares held for more than 12 months, whether STT is paid or not, will be subject to Indian capital gains tax at the rate of 10% plus applicable surcharge on income tax and education cess at the applicable rates.

Capital gains realized in respect of Shares held by you for 12 months or less (short-term capital gain) on which STT is paid, is subject to tax at the rate of 15% plus applicable surcharge on income tax and cess at the applicable rate. In the event that you do not pay STT, short-term capital gain will be subject to tax at variable rates with the maximum rate of 40% plus applicable rate of surcharge on income tax and cess at the applicable rate. The actual rate of tax on short-term capital gains depends on a number of factors, including your legal status and the type of income chargeable in India.

Capital gains is generally subject to applicable withholding tax except where any treaty benefit may be available.

Capital Losses

In general terms, losses arising from a transfer of a capital asset in India may only be set off against capital gains and not against any other income. A short-term capital loss may be set off against a capital gain, whether short-term or long-term. However, long-term capital loss may only be set off against long-term capital gain and not against short-term capital gain. To the extent that the losses are not absorbed in the year of transfer, you may carry it forward for a period of eight assessment years immediately succeeding the assessment year for which the loss was first determined and may set off against the capital gains assessable for such subsequent assessment years. In order to set off capital losses in this manner, you would be required to file appropriate and timely Income tax returns in India. You will now be allowed to off set any long-term capital loss incurred on or after April 1, 2018 against any long-term capital gain arising on or after April 1, 2018, considering the fact that such capital gains are now taxable under Section 112A of the Income Tax Act. However, with respect to the possibility of off setting long-term capital loss arising prior to April 1, 2018, you may consult your tax advisor.

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

Passive Foreign Investment Companies

The Company believes that the Shares and ADSs should not currently be treated as stock of a PFIC for U.S. federal income tax purposes, and the Company does not expect to become a PFIC in the foreseeable future. However, this conclusion is a factual determination that is made annually and thus may be subject to change. It is therefore possible that the Company could become a PFIC in a future taxable year. If the Company were to be treated as a PFIC, then gain realized on the sale or other disposition of your Shares or ADSs would in general not be treated as capital gain. Instead, if you are a U.S. holder that has not made a mark-to-market election with respect to your ADSs or Shares, you would generally be treated as if you had realized such gain and certain “excess distributions” ratably over your holding period for the Shares or ADSs and would be taxed at the highest tax rate in effect for each such year to which the gain was allocated, together with an interest charged in respect of the tax attributable to each such year. With certain exceptions, your Shares or ADSs will be treated as stock in a PFIC if the Company were a PFIC at any time during your holding period in your Shares or ADSs. Dividends that you receive from the Company will not be eligible for the special tax rates applicable to qualified dividend income if the Company is treated as a PFIC with respect to you either in the taxable year of the distribution or the preceding taxable year, but instead will be taxable at rates applicable to ordinary income.

Indian Tax Treaties

The provisions of the tax treaty entered into by India and the country of your residence will be applicable to the extent they are more beneficial to you. There is a Double Tax Avoidance Agreement between the United States and India. The Government of India has introduced a provision related to General Anti Avoidance Rules (“GAAR”), under which certain arrangements could be declared to be an impermissible avoidance arrangement. The consequences of such arrangements include denial of a tax benefit or benefit under tax treaty. As per the Income Tax Act, the GAAR provisions are applicable from the Government of India as of Fiscal 2018. The income tax rules in this regard have been amended, and accordingly, investments made prior to April 1, 2017 are exempt from these GAAR provisions. Further, it has been clarified by amendment to the rules that GAAR provisions would apply to any arrangement (irrespective of the date on which such arrangement has been entered into) in respect of which tax benefit has been obtained on or after April 1, 2017. Also, the Government of India has introduced a provision by which you would not be entitled to claim any relief under the tax treaty unless a tax residency certificate is obtained by you from the government of the country of which you are resident. Furthermore, you shall be required to provide such other required information as has been publicly stated by the Government of India.

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

Indian Stamp Duty

Under Indian law, any transfer of ADSs will be exempt from liability to Indian stamp duty. Purchasers of Shares who seek to register such Shares on our share register are required to pay Indian stamp duty at the rate of Rs.0.25 for every Rs.100 or part thereof of the market value of such Shares. In order to register a transfer of Shares in physical form with the company, it is necessary to present a stamped deed of transfer. An acquisition of Shares in physical form from the depository in exchange for ADSs representing such Shares will not render an investor liable to Indian stamp duty but we will be required to pay stamp duty at the applicable rate on the share certificate. However, since the Company’s Shares are compulsorily deliverable in dematerialized form (except for trades of up to 500 Shares which may be delivered in physical form), no stamp duty is payable on the acquisition or transfer of Shares in dematerialized form.

Indian Goods and Services Tax

Brokerage or commission fees paid to stockbrokers in India in connection with the sale or purchase of Shares are now subject to an Indian goods and services tax of 18% effective July 1, 2017. A stockbroker is responsible for collecting such goods and services tax at such rate and for paying the same to the relevant authority.

F. Dividends and Paying Agents

Not applicable.

G. Statement by Experts

Not applicable.

H. Documents on Display

The SEC maintains a web site www.sec.gov that contains reports, proxy statements and other information regarding registrants, including Tata Motors Limited, that file electronically with the SEC. Please note that copies of the Company’s Form 20-F and Form SD filed with the SEC, are also available on our website at www.tatamotors.com (the website does not form part of this annual report on Form 20-F).

The Company is subject to the information requirements of the Securities Exchange Act of 1934 and, in accordance therewith, are obligated to file annual reports on Form 20-F within the time specified by the SEC and furnish other reports and information on Form 6-K to the SEC. As a foreign private issuer, the Company is exempt from the rules under the Securities Exchange Act of 1934 prescribing the furnishing and content of proxy statements to shareholders.

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

See Note 38 of our audited consolidated financial statements included elsewhere in this annual report on Form 20-F for additional disclosures on market risk and financial instruments, including disclosure on the fair value of financial instruments.

Item 12.	Description of Securities Other than Equity Securities

A. Debt Securities

Not applicable.

B. Warrants and Rights

Not applicable.

C. Other Securities

Not applicable.

D. American Depositary Shares

Fees Payable by ADS Holders

Citibank, N.A., as depository under the Company’s ADS program, collects fees for issuance and cancellation of ADSs directly from investors depositing shares or surrendering ADSs for the purpose of withdrawal or from intermediaries acting for them on such fees as per the deposit agreement.

An ADS holder is required to pay the following service fees to the depository:

Service	Fees
Issuance of ADSs, delivery of deposited securities against surrender of ADSs, distribution of ADSs pursuant to stock dividends, free stock distributions or exercise of rights and distribution of securities other than ADSs or rights to purchase additional ADSs	Up to US$0.05 per ADS issued or surrendered or held, as applicable

Distribution of cash dividends or other cash distributions	Up to US$0.02 per ADS held

Depository services	Up to US$0.02 per ADS held on the last business day of each calendar year

An ADS holder or beneficial owner will also be responsible to pay certain fees and expenses incurred by the depository and certain taxes and governmental charges such as:

•	Taxes (including applicable interest and penalties) and other governmental charges;

•

Such registration fees as may from time to time be in effect for the registration of shares or other deposited securities on the share register and applicable to transfers of Ordinary Shares or other deposited securities to or from the name of the custodian, the depository or any nominees upon the making of deposits and withdrawals, respectively;

•	Such cable, telex and facsimile transmission and delivery expenses as are expressly provided in the deposit agreement;

•	The expenses and charges incurred by the depository in the conversion of foreign currency;

•

Such fees and expenses as are incurred by the depository in connection with compliance with exchange control regulations and other regulatory requirements applicable to shares, deposited securities, ADSs and ADRs; and

•	The fees and expenses incurred by the depository, the custodian or any nominee in connection with the servicing or delivery of deposited securities.

The fees and charges an ADS holder may be required to pay may vary over time and may be changed by us and by the depository. ADS holders will receive prior notice of increases in such fees and charges.

Fees and Other Payments Made by the Depository to us

In Fiscal 2019, the Company has received US$1,824,388.08 from the depository for standard out-of-pocket maintenance costs of its ADS program, including, but not limited to, continuing annual stock exchange listing fees, special investor promotion activities, issue-related expenses, cost for preparing and audit of IFRS accounts, legal and accounting fees associated with listing on the NYSE, miscellaneous expenses such as costs associated with votes by ADS holders and payments made to proxy firms.

PART II

Item 13.	Defaults, Dividend Arrearages and Delinquencies

None.

Item 14.	Material Modifications to the Rights of Security Holders and Use of Proceeds

None.

Item 15.	Controls and Procedures

Disclosure Controls and Procedures

We performed an evaluation of the effectiveness of the design and operation of disclosure controls and procedures as at March 31, 2019. Based on this evaluation, management concluded that disclosure controls and procedures, as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act, were not effective as at March 31, 2019 as a result of a material weakness in our internal control over financial reporting described below.

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

ii.

provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with IFRS, and that receipts and expenditures are being made only in accordance with authorizations of management and directors; and

iii.	provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of our assets that could have a material effect on our financial statements.

Management conducted an assessment of the effectiveness of internal control over financial reporting based on the framework established in Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (“CSO”). Based on this assessment, management has concluded that a material weakness in its internal control over financial reporting existed as at March 31, 2019 and hence, the internal control over financial reporting was not effective as at March 31, 2019. A material weakness is a deficiency, or combination of deficiencies, in internal control over financial reporting such that there is a reasonable possibility that a material misstatement of our annual or interim financial statements will not be prevented or detected on a timely basis.

Details of the material weakness are set out below.

As at December 31, 2018, management assessed that there were sufficient indications that property, plant and equipment and intangible assets may need to be impaired in our Jaguar Land Rover business, due to significant changes in market conditions (especially in China), technology disruptions impacting the industry, rising cost of debt and the business missing its internal budgets over the previous quarters. Accordingly, an interim impairment test was performed, which resulted in a GBP3,105 million (Rs.278,379 million) impairment charge as at December 31, 2018.

Forecast financial information produced to support Jaguar Land Rover’s annual business planning process is a key data input into the impairment assessment. The controls associated with the business planning process were not effective to mitigate the risk of material misstatement. Specifically, controls over the completeness and accuracy of certain source data were not designed to operate to a sufficient level of precision to address the related risks of misstatement. In addition, ineffective risk assessment activities performed over the ad-hoc impairment assessment did not identify the increased precision required in the design of the controls, allowing them to be ineffective in identifying those inputs that may contain a reasonable possibility of a risk of material misstatement.

Management therefore consider that the design of controls over the preparation of the forecast financial information arising from the ineffective risk assessment activities to be deficient, and that this deficiency results in a reasonable possibility that a material misstatement could occur in the financial statements. Management has determined that this deficiency constitutes a material weaknesses in internal control over financial reporting as of March 31, 2019, based on our evaluation under the criteria in Internal Control — Integrated Framework (May 2013) issued by the COSO. Accordingly, management concludes that the entity did not maintain effective internal control over financial reporting as of March 31, 2019.

The material weakness did not result in material misstatements to either the interim or annual consolidated financial statements.

Attestation report of the registered public accounting firm

The attestation report of KPMG, an independent registered public accounting firm, on the effectiveness of our internal control over financial reporting as at March 31, 2019, is included in our consolidated financial statements, beginning on page F-3 of this annual report on Form 20-F.

Changes in internal control over financial reporting

Except for the remediation efforts described below in respect of the material weakness identified, there has not been any other change in our internal control over financial reporting that occurred during the period covered by this annual report that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

The material weakness disclosed in our annual report on Form 20-F for Fiscal 2018 pertained to a deficiency of privileged system access at a third party logistics provider. The material weakness was remediated in Fiscal 2019. The specific remediation actions taken by management included working with the third party to improve controls ensuring that the granting of privileged access is appropriately reviewed, authorized and documented and the implementation of a monitoring control by the third party which would identify instances where certain high-level privileged access was granted.

Due to its inherent limitations, however, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions or that the degree of compliance with the policies or procedures may deteriorate.

Status of remediation actions plan to address material weakness

During the quarter ended March 31, 2019, management undertook additional risk assessment procedures. As a result, management redesigned and implemented additional controls over key inputs to the business planning process. These included new controls over the completeness and accuracy of certain source data used by management in preparing the forecast financial information, to support certain key assumptions and estimates considered in management review controls over the forecast financial information.

However, management concluded that these changes were insufficient to fully remediate the material weakness identified at the quarter ended December 31, 2018. In particular, changes were made to the forecast financial information and the impairment model following completion of the operation of these controls at the year end. The changes were made in order to correct errors and allow for late adjustments to be made to the underlying forecast financial information and therefore these changes were not covered by the controls.

As noted above, in the quarter ended March 31, 2019, management undertook steps to remediate the control deficiencies relating to the forecast financial information. However, these control deficiencies were not fully remediated as of March 31, 2019 and therefore management is currently working to establish a detailed, sustainable plan to fully remediate the material weakness which will include:

•

Simplification of the business planning process and design of the associated controls, which would support any need for ad-hoc impairment assessments during the year in addition to the existing annual assessment;

•

Redesign of controls to reflect improved risk assessment and further improvements to the management review controls including consideration of aggregation levels, setting of management expectations and the investigation and resolution of outliers in those areas where this is insufficient; and

•	Additional controls to validate any late changes to the forecast financial information once the primary controls have operated.

Item 16A.	Audit Committee Financial Expert

The Board has determined that Mr. Nasser Munjee, an Independent Director and a member of our Audit Committee, is an “audit committee financial expert” as defined under the applicable rules of the SEC issued pursuant to Section 407 of the Sarbanes-Oxley Act of 2002. Mr. Munjee is independent under NYSE standards.

Item 16B.	Code of Ethics

The Company has adopted the Tata Code of Conduct, which is a written code of ethics applicable to all of its employees. The Tata Code of Conduct is available at all the Company’s offices and on its website at: www.tatamotors.com (the website does not form part of this annual report on Form 20-F).

Our Company has zero tolerance for sexual harassment in the workplace and has adopted a policy on prevention, prohibition and redressal of sexual harassment in the workplace in line with the provisions of the Sexual Harassment of Women at Workplace (Prevention, Prohibition and Redressal) Act, 2013 and the rules thereunder. An internal complaints committee is in place for all workers and offices of the Company to redress complaints received regarding sexual harassment. All women associates (permanent, temporary, contractual and trainees) as well as any women visiting the Company’s office premises or women service providers are covered under sexual harassment policy. During Fiscal 2019, the Company had received 11 complaints on sexual harassments, 10 of which have been substantiated and appropriate actions taken. The remaining one complaint was received during mid March 2019 and is being investigated. There were no complaints pending for more than 90 days. Our Company organized 103 workshops or awareness programs against sexual harassment.

In August 2004, the Audit Committee adopted the Whistleblower Policy, which provides a formal mechanism for all the Company’s Directors and employees to approach the Company’s management (or the Audit Committee in cases where the concern involves the senior management) and make protected disclosures to management about unethical behavior, actual or suspected fraud or violations of the Tata Code of Condut or the Company’s ethics policies. The Whistleblower Policy was updated on August 9, 2017, pursuant to the provisions of the Companies Act and then again in Fiscal 2019 pursuant to the provisions of the Securities and Exchange Board of India (Prohibition of Insider Trading) Regulations, 2015. The Whistleblower Policy is an extension of the Tata Code of Conduct, which requires every employee to promptly report to the Chief Ethics Counsellor or the Chairman of the Audit Committee any actual or possible violation of the Tata Code of Conduct or an event such Director or employee becomes aware of that could affect the Company’s business or reputation. The disclosures reported are addressed in the manner and within the time frames prescribed in the Whistleblower Policy. The Whistleblower Policy is available on the Company’s website, at www.tatamotors.com (the website does not form part of this annual report on Form 20-F).

Item 16C.	Principal Accountant Fees and Services

Our financial statements, prepared in accordance with IFRS, are audited by KPMG, a firm registered with the Public Company Accounting Oversight Board in the United States.

KPMG has served as our independent public accountant for the year ended March 31, 2019 and 2018, for which audited financial statements appear in this annual report on Form 20-F. The following table presents the aggregate fees for professional services and other services rendered by KPMG and the various member firms of KPMG to us, including some of our subsidiaries in Fiscal 2019 and Fiscal 2018.

	Year ended March 31,
	2019	2019	2018
	US$ in million	Rs. in million
Audit Fees	9.8	677.8	576.4	Audit and review of financial statements
Tax Fees	0.2	10.7	17.1	Tax audit, certification of foreign remittances and tax advisory services
All Other Fees	0.2	15.8	47.7	Other certifications and advisory services

Total	10.2	704.3	641.1

The above amount in Fiscal 2018, includes Rs.125.4 million paid to predecessor accountant, Deloitte Haskins and Sells LLP and its affiliates.

Audit Committee pre-approval for services rendered by independent accountants:

•

The Company has adopted a policy for pre-approval of services to be rendered by the Company’s independent accountants for it and its subsidiaries based on an elaborate procedure for ensuring auditor independence and objectivity.

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

•	The Company does not engage its independent accountants for ‘prohibited services’.

•	The Audit Committee recommends the appointment and compensation of independent accountants.

•

In case of urgent requirements, our Group Chief Financial Officer and the Chairman of our Audit Committee jointly approve any services that may be rendered by the Company’s independent accountants or their member firms, and such services are subsequently ratified at the next Audit Committee meeting.

•

The pre-approval is not required where the fees proposed to be paid for the non-audit services do not exceed 5% of the total amount of fees paid by the Company to its independent accountants and their member firms during the fiscal year, provided that such services were not recognized as non-audit services at the time of the engagement of services. Such services are also promptly brought to the attention of the Audit Committee and approved prior to the completion of the audit by the Audit Committee or by one or more members of the Audit Committee who are members of the Board to whom authority to grant such approvals has been delegated by the Audit Committee. However, in Fiscal 2019 and Fiscal 2018, the Company obtained pre-approval for all services rendered by its independent accountant and fees from the Audit Committee.

Item 16D.	Exemptions from the Listing Standards for Audit Committees

Not applicable.

Item 16E.	Purchases of Equity Securities by the Issuer and Affiliated Purchasers

None.

Item 16F.	Change in Registrant’s Certifying Accountant

Pursuant to Section 139(2) of the Companies Act, as an Indian-listed company, TML is required to replace its auditor once the auditor has served in this capacity for a consecutive period of ten or more years. Further, each Indian company is required to comply with this provision within three years from the date of commencement of the Companies Act. The requirement came into effect with respect to TML on April 1, 2017. Deloitte Haskins & Sells LLP (“Deloitte”), the predecessor auditor of TML, has served as TML’s auditor for a period of 11 years. Consequently, in order to ensure compliance with applicable Indian regulations, the Audit Committee and the Board changed the auditor of TML for the audit period commencing on April 1, 2017.

The Audit Committee and the Board, at meetings on April 18, 2017, and May 23, 2017, respectively, discussed and approved the appointment of B S R & Co. LLP (“BSR”) as the successor auditor for TML and its subsidiaries for the audit period commencing April 1, 2017. BSR is an Indian limited liability partnership, with access to KPMG International’s knowledge, databases and methodologies, and also qualifies for referral practice by other member firms. While BSR will audit financial statements of TML and its subsidiaries prepared in accordance with Ind AS, KPMG (“KPMG”), an Indian partnership firm, will audit financial statements of TML and its subsidiaries prepared in accordance with IFRS, and is therefore the current auditor for TML and its subsidiaries for Exchange Act reporting purposes.

Deloitte served as the statutory auditor for the quarter ended June 30, 2017, for financial statements prepared in accordance with Ind AS. In accordance with the Companies Act, Deloitte’s engagement period terminated at TML’s annual general meeting on August 22, 2017. For purposes of Indian law, BSR’s engagement period commenced immediately upon the termination of Deloitte’s engagement. However, for purposes of applicable U.S. securities laws and regulations, Deloitte’s engagement ceased upon filing of the annual report on Form 20-F for Fiscal 2017 with the SEC on July 28, 2017, and KPMG’s engagement period commenced as of April 1, 2017.

During the year ended March 31, 2017, and through July 28, 2017, there were no disagreements between the Company and Deloitte on any matter of accounting principles or practices, financial statement disclosures, or auditing scope or procedure, which such disagreements, if not resolved to the satisfaction of Deloitte, would have caused Deloitte to make reference thereto in its reports on the financial statements of TML for such years.

For Fiscal 2017, and through July 28, 2017, there were no “reportable events” as that term is described in paragraphs (A) through (D) of Item 16F(a)(1)(v) of Form 20-F.

TML provided Deloitte with a copy of the disclosure it is making in the annual report on Form 20-F for Fiscal 2017, and requested that Deloitte furnish TML with a letter addressed to the SEC, as contemplated under Item 16F(a)(3) of Form 20-F, stating whether Deloitte agrees with the statements made by TML in this annual report on Form 20-F, and if not, the respects in which Deloitte does not agree. A copy of Deloitte’s letter to the SEC, dated July 28, 2017, is attached as Exhibit 15.2 to the annual report on Form 20-F for Fiscal 2017 filed with the SEC on July 28, 2017.

During Fiscal 2017, neither TML, nor anyone on its behalf, consulted KPMG regarding either (i) the application of accounting principles to a specified transaction, either completed or proposed, or the type of audit opinion that might be rendered with respect to the financial statements of TML, and neither a written report was provided to TML or oral advice was provided that KPMG concluded was an important factor considered by TML in reaching a decision as to the accounting, auditing or financial reporting issue or (ii) any matter that was either the subject of a “disagreement,” as that term is defined in Item 16F(a)(1)(iv) of Form 20-F and the related instructions to Item 16F of Form 20-F, or a “reportable event,” as that term is described in Item 16F(a)(1)(v) of Form 20-F.

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

The Company strives to evolve and update its corporate governance guidelines and best practices in the interest of transparency, long-term shareholder value and respect for minority shareholders. The Company discloses timely and accurate information regarding its operations and performance.

This section on corporate governance as well as other relevant sections of this annual report on Form 20-F provide further details pertaining to the Company’s corporate governance mechanisms.

As on the date of this annual report on Form 20-F, there have been no further clarifications sought by our Indian regulators.

Independent Directors

The Board has determined the independence of its Directors pursuant to applicable Indian listing requirements. As on June 30, 2019, six Directors of the Board are Independent Directors pursuant to such requirements. Under such requirements, a Non-Executive Director is considered independent if he/she:

•	is, in the opinion of the Board, a person of integrity and possess relevant expertise and experience;

•	is or was not our promoter or a promoter of any of the Company’s holding, subsidiary or associate companies;

•	is not related to the Company’s promoters or Directors, or of any of the Company’s holding, subsidiary or associate companies;

•

does not have a pecuniary relationship, other than receiving remuneration as a Director or having transaction not exceeding ten per cent. of his total income with the Company or any of the Company’s holding, subsidiary or associate companies or their promoters or directors, during the two immediately preceding financial years or during the current financial year;

•	None of whose relatives:

(i) is holding any security of or interest in the Company, its holding, subsidiary or associate company during the two immediately preceding financial years or during the current financial year:

Provided that the relative may hold security or interest in the Company of face value not exceeding fifty lakh rupees or two per cent of the paid-up capital of the Company, its holding, subsidiary or associate company or such higher sum as may be prescribed;

(ii) is indebted to the Company, its holding, subsidiary or associate company or their promoters, or directors, in excess of such amount as may be prescribed during the two immediately preceding financial years or during the current financial year;

(iii) has given a guarantee or provided any security in connection with the indebtedness of any third person to the Company, its holding, subsidiary or associate company or their promoters, or directors of such holding company, for such amount as may be prescribed during the two immediately preceding financial years or during the current financial year; or

(iv) has any other pecuniary transaction or relationship with the company, or its subsidiary, or its holding or associate company amounting to two per cent. or more of its gross turnover or total income singly or in combination with the transactions referred to in sub-clause (i), (ii) or (iii);

•	neither themselves, nor whose relative(s):

○

holds or has held the position of a key managerial personnel or is or has been an employee of the Company or any of its holding, subsidiary or associate companies in any of the three financial years immediately preceding the financial year in which he/she is proposed to be appointed; provided that in case of a relative who is an employee, the restriction under this clause shall not apply for his employment during preceding three financial years;

○	is or has been an employee or proprietor or a partner, in any of the three financial years immediately preceding the financial year in which he/she is proposed to be appointed, of:

◾	a firm of auditors or company secretaries in practice or cost auditors of the Company or any of its holding, subsidiary or associate companies; or

◾

any legal or a consulting firm that has or had any transaction with the Company or any of its holding, subsidiary or associate companies amounting to ten per cent or more of the gross turnover of such firm;

○	holds together with his/her relatives two per cent or more of the total voting power of the Company;

○

is a chief executive or director, by whatever name called, of any non-profit organization that receives twenty-five per cent or more of its receipts or corpus from the Company, any of its promoters, Directors or any of its holding, subsidiary or associate companies or that holds two per cent or more of the total voting power of the listed entity; or

○	is a material supplier, service provider or customer or a lessor or lessee of the Company; and

•	Possess requisite qualifications necessary to act as Director of the Company as specified in Rule 5 of the Companies (Appointment and Qualification of Directors) Rules, 2014.

•	Is not restrained from acting as a Director by virtue of any SEBI order or any such authority.

•

Is not aware of any circumstance or situation, which exist or may be reasonably anticipated, that could impair or impact his/her ability to discharge his/her duties with an objective independent judgment and without any external influence.

Non-management Directors’ Meetings

The NYSE listing standards require regularly scheduled executive sessions of non-management directors without management participation or regularly scheduled executive sessions consisting of only independent directors. Under applicable Indian legal requirements, one meeting on March 22, 2019 was held, displaying full attendance of only Independent Directors thereat, for the purpose of reviewing the performance of Non-Executive Non-Independent Directors, including the Chairman of the Board and the performance of the Board and Board constituted Committees, as a whole.

Please refer to Item 10.B “Additional Information—Memorandum and Articles of Association—Directors” for more information regarding the Company’s Directors.

Nomination and Remuneration Committee

The NYSE listing standards require a listed company to maintain a remuneration committee, composed entirely of independent directors. The Company’s Nomination and Remuneration Committee comprises of two independent members and one non-independent non-executive member, which is in compliance with the requirement regarding the number of independent members of the Nomination and Remuneration Committee under applicable Indian laws. The Company believes the constitution and main functions of our Nomination and Remuneration Committee generally comply with the spirit of the NYSE requirements for non-U.S. issuers. Please see Item 6.C “Directors, Senior Management and Employees—Board Practices—Committees” for more information regarding our Nomination and Remuneration Committee.

Item 16H.	Mine Safety Disclosure

Not applicable.

PART III

Item 17.	Financial Statements

The Company has responded to Item 18 in lieu of Item 17.

Item 18.	Financial Statements

The information required by this item is set forth beginning on page F-1 of this annual report on Form 20-F.

Item 19.	Exhibits

Exhibit Number	Description

1.1	The Company’s Certificate of Incorporation.[3]

1.2	The Company’s Memorandum and Articles of Association[4]; Capital Clause as amended.[5]

2.2	Form of Amended and Restated Deposit Agreement among Tata Motors Limited, Citibank, N.A., as Depository and the holders and beneficial owners of American Depositary Shares issued thereunder, including the form of American Depositary Receipt[2]; Amendment No. 1 thereto, dated December 16, 2009.[5]

4.1	Tata Brand Equity & Business Promotion Agreement, dated December 18, 1998, between Tata Sons Limited and Tata Engineering and Locomotive Company Limited (now Tata Motors Limited).[1]

4.2	Appointment Agreement entered into with the CEO and Managing Director – Mr. Guenter Butschek.[6]

4.3	Appointment Letter issued to the Group Chief Financial Officer – Mr. P.B. Balaji.[7]

7.1	Computation of Net Debt to Shareholders’ Equity Ratio.[8]

8.1	List of the Company’s Subsidiaries.[8]

11.1	Tata Code of Conduct 2015.[6]

12.1	Certification of the Principal Executive Officer required by Rule 13a – 14(a).[8]

12.2	Certification of the Principal Financial Officer required by Rule 13a – 14(a).[8]

13.1	Certification of the Chief Executive Officer and Chief Financial Officer required by Rule 13a – 14(b) and Section 1350 of Chapter 63 of Title 18 of the United States Code.[8]

101.INS	XBRL Instance Document[9]

101.SCH	XBRL Taxonomy Extension Schema Document[9]

101.CAL	XBRL Taxonomy Extension Calculation Linkbase Document[9]

101.DEF	XBRL Taxonomy Extension Definition Linkbase Document[9]

101.LAB	XBRL Taxonomy Extension Label Linkbase Document[9]

101.PRE	XBRL Taxonomy Extension Presentation Linkbase Document[9]

The Company has not included as exhibits certain instruments with respect to its long-term debt, the amount of debt authorized under each of which does not exceed 10% of its total assets, and the Company agrees to furnish a copy of any such instrument to the SEC upon request.

[1]	Incorporated by reference to the Company’s Registration Statement on Form 20-F File No. 001-32294 filed on September 15, 2004.
[2]	Incorporated by reference to the Company’s Registration Statement on Form F-6 File No 333-119066 filed on September 16, 2004.
[3]	Incorporated by reference to the Company’s annual report on Form 20-F File No. 001-32294 filed on September 27, 2005.
[4]	Incorporated by reference to the Company’s annual report on Form 20-F File No. 001-32294 filed on September 28, 2008.
[5]	Incorporated by reference to the Company’s annual report on Form 20-F File No. 001-32294 filed on July 31, 2012.
[6]	Incorporated by reference to the Company’s annual report on Form 20-F File No. 001-32294 filed on July 28, 2016.
[7]	Incorporated by reference to the Company’s annual report on Form 20-F File No. 001-32294 filed on July 31, 2018.
[8]	Filed with this annual report on Form 20-F.
[9]

Furnished herein. The information in this exhibit is furnished and not filed or a part of a registration statement or prospectus for purposes of Sections 11 or 12 of the Securities Act, is deemed not filed for purposes of Section 18 of the Exchange Act, and otherwise is not subject to liability under such sections.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

July 30, 2019

TATA MOTORS LIMITED

By	/s/ Guenter Butschek
Name:	Guenter Butschek
Title:	CEO and Managing Director

By	/s/ P B Balaji
Name:	P B Balaji
Title:	Group Chief Financial Officer

Report of Independent Registered Public Accounting Firm

To the Shareholders and Board of Directors of

Tata Motors Limited

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated balance sheets of Tata Motors Limited and its subsidiaries (the “Company”) as of March 31, 2019 and 2018, the related consolidated income statements, consolidated statements of comprehensive income, consolidated statements of cash flows, and consolidated statements of changes in equity for each of the years in the two year period ended March 31, 2019, and the related notes (collectively, the consolidated financial statements). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of March 31, 2019 and 2018, and the results of its operations and its cash flows for each of the years in the two year period ended March 31, 2019, in conformity with the International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS”).

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company’s internal control over financial reporting as of March 31, 2019, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission, and our report dated July 30, 2019 expressed an adverse opinion on the effectiveness of the Company’s internal control over financial reporting.

Convenience Translation

The accompanying consolidated financial statements as of and for the year ended March 31, 2019 have been translated into United States dollars solely for the convenience of the reader. We have audited the translation and, in our opinion, the consolidated financial statements expressed in Indian rupees have been translated into dollars on the basis set forth in note 2(z) of the notes to the consolidated financial statements.

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

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audit provides a reasonable basis for our opinion.

/s/ KPMG

We have served as the Company’s auditor since 2018.

Mumbai, India July 30, 2019

Report of Independent Registered Public Accounting Firm

To the Shareholders and Board of Directors

Tata Motors Limited:

Opinion on Internal Control Over Financial Reporting

We have audited Tata Motors Limited’s and subsidiaries’ (the Company) internal control over financial reporting as of March 31, 2019, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. In our opinion, because of the effect of the material weakness, described below, on the achievement of the objectives of the control criteria, the Company has not maintained effective internal control over financial reporting as of March 31, 2019, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated balance sheets of the Company as of March 31, 2019 and 2018, the related consolidated income statements , statements of comprehensive income, statements of cash flows and statements of changes in equity, for each of the years in the two-year period ended March 31, 2019 (collectively, the consolidated financial statements), and our report dated July 30, 2019 expressed an unqualified opinion on those consolidated financial statements.

A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the company’s annual or interim financial statements will not be prevented or detected on a timely basis. A material weakness related to controls over the completeness and accuracy of certain source data that were not designed to operate to a sufficient level of precision to address the related risks of misstatement has been identified and included in management’s assessment. The material weakness was considered in determining the nature, timing, and extent of audit tests applied in our audit of the 2019 consolidated financial statements, and this report does not affect our report on those consolidated financial statements.

Basis for Opinion

The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in Item 15 under Controls and Procedures of the accompanying Form 20F titled “Management’s Annual Report on Internal Control Over Financial Reporting”. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

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

Disclaimer on Additional Information in Management’s Report

We do not express an opinion or any other form of assurance on management’s statements, included in the accompanying Item 15 titled “Changes in Internal Control Over Financial Reporting” referring to responsive or corrective actions taken after March 31, 2019, relative to the aforementioned material weakness in internal control over financial reporting.

/s/ KPMG

Mumbai, India

July 30, 2019

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Board of Directors of

Tata Motors Limited

Mumbai, India

We have audited the accompanying consolidated income statement, statement of comprehensive income, statement of cash flows, and statement of changes in equity of Tata Motors Limited and its subsidiaries (the “Company” or “Tata Motors”) for the year ended March 31, 2017. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the results of operations and the cash flows of Tata Motors Limited and its subsidiaries for the year ended March 31, 2017, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board (IFRSs).

As discussed in Note 2(x) to the consolidated financial statements, the accompanying consolidated financial statements for the year ended March 31, 2017 have been retrospectively adjusted for the change in method of accounting for financial instruments due to the adoption of IFRS 9, Financial Instruments.

/s/ Deloitte Haskins & Sells LLP

Mumbai, India

July 28, 2017, except for effects of the change in the method of accounting for financial instruments due to adoption of IFRS 9, Financial Instruments described in Note 2(x) and consequent changes in consolidated income statement, consolidated statement of comprehensive income, consolidated statement of cash flows, consolidated statement of changes in equity and related notes and retrospective adjustment of previously reported information in respect of segment reporting described in Note 39 as to which the date is July 30, 2019

Tata Motors Limited and subsidiaries

Consolidated Balance Sheets

		As at March 31,
	Notes	2019		2019		2018
		(In millions)
ASSETS:
Current assets:
Cash and cash equivalents	3	US$	3,117.6	Rs.	215,598.0	Rs.	147,167.5
Short-term deposits			1,529.1		105,742.1		193,615.7
Finance receivables	4		1,670.4		115,515.2		84,016.5
Trade receivables			2,746.9		189,961.7		198,933.0
Investments	7		1,292.5		89,383.3		146,637.5
Other financial assets	8		722.6		49,970.7		58,443.6
Inventories	10		5,639.7		390,015.9		424,296.2
Other current assets	11		992.3		68,622.2		76,625.5
Current income tax assets			26.7		1,843.7		2,087.4
Investments in equity accounted investees (held for sale)	18		—		—		4,973.5
Assets classified as held for sale	42		23.5		1,622.4		25,851.9

Total current assets			17,761.3		1,228,275.2		1,362,648.3

Non-current assets:
Finance receivables	4		3,191.8		220,731.7		154,973.2
Investments	6		216.8		14,975.1		7,576.5
Other financial assets	9		465.1		32,166.0		50,592.8
Property, plant and equipment	13		11,023.1		762,303.3		850,444.1
Goodwill	15		108.1		7,478.7		1,164.5
Intangible assets	16		8,395.0		580,555.9		685,167.9
Investments in equity accounted investees	18		771.4		53,348.8		48,878.9
Non-current income tax assets			148.2		10,245.6		8,999.0
Deferred income taxes	19		744.9		51,511.1		41,064.6
Other non-current assets	12		369.1		25,528.5		24,001.1

Total non-current assets			25,433.5		1,758,844.7		1,872,862.6

Total assets		US$	43,194.8	Rs.	2,987,119.9	Rs.	3,235,510.9

LIABILITIES AND EQUITY:
Liabilities:
Current liabilities:
Accounts payable			10,985.2		759,681.7		804,601.6
Acceptances			459.5		31,771.2		49,013.4
Short-term borrowings and current portion of long-term debt	20		5,087.8		351,843.7		277,287.4
Other financial liabilities	22		1,499.1		103,669.2		119,118.6
Provisions	24		1,474.5		101,967.5		79,418.5
Other current liabilities	25		1,281.8		88,640.9		72,050.7
Current income tax liabilities			147.2		10,176.4		15,590.7
Liabilities directly associated with assets classified as held for sale	42		—		—		10,701.8

Total current liabilities			20,935.1		1,447,750.6		1,427,782.7

Non-current liabilities:
Long-term debt	21		10,238.8		708,067.0		611,419.4
Other financial liabilities	23		426.4		29,488.8		27,887.4
Deferred income taxes	19		215.6		14,910.4		61,257.8
Provisions	24		1,714.2		118,548.5		109,493.3
Other liabilities	26		1,594.8		110,287.2		84,149.3

Total non-current liabilities			14,189.8		981,301.9		894,207.2

Total liabilities			35,124.9		2,429,052.5		2,321,989.9

Equity:
Ordinary shares	27		83.5		5,775.2		5,775.2
‘A’ Ordinary shares	27		14.7		1,017.0		1,017.0
Additional paid-in capital			3,779.7		261,387.8		261,303.4
Reserves*			4,597.4		317,926.7		632,954.1
Other components of equity	28		(482.5)		(33,368.0)		7,113.8

Equity attributable to shareholders of Tata Motors Limited			7,992.8		552,738.7		908,163.5
Non-controlling interests			77.1		5,328.7		5,357.5

Total equity			8,069.9		558,067.4		913,521.0

Total liabilities and equity		US$	43,194.8	Rs.	2,987,119.9	Rs.	3,235,510.9

*	Includes other comprehensive income relating to assets classified as held for sale amounting to Rs.Nil million and Rs. 125.9 million as at March 31, 2019 and 2018 respectively.

See accompanying notes to consolidated financial statements

Tata Motors Limited and subsidiaries

Consolidated Income Statements

		Year ended March 31,
	Notes	2019		2019		2018		2017
		(In millions, except per share amounts)
Revenues	30	US$	42,797.6	Rs.	2,959,666.9	Rs.	2,856,910.8	Rs.	2,632,176.8
Finance revenues			491.6		33,995.5		26,040.3		24,318.3

Total revenues			43,289.2		2,993,662.4		2,882,951.1		2,656,495.1
Change in inventories of finished goods and work-in-progress			296.9		20,532.8		(20,465.8)		(73,751.2)
Purchase of products for sale			1,917.3		132,588.3		159,039.9		139,245.3
Raw materials, components, and consumables			26,171.3		1,809,875.4		1,718,028.0		1,593,803.1
Employee cost	31		5,007.0		346,261.1		302,624.8		283,588.0
Defined benefit pension plan amendment cost/(credit)	35		21.4		1,479.3		(36,090.1)		—
Depreciation and amortization			3,328.7		230,197.8		209,818.2		182,405.4
Other expenses	32		9,504.7		657,298.7		629,755.4		608,461.6
Provision for impairment in Jaguar Land Rover	17		4,025.4		278,379.1		—		—
Reversal for loss of inventory (net of insurance recoveries)	10		—		—		(111.9)		(13,301.0)
Expenditure capitalized			(2,842.8)		(196,595.6)		(185,882.0)		(168,768.8)
Assets written off / loss on sale of assets and others (net)			190.7		13,186.7		29,148.6		11,418.6
Other (income)/loss (net)	33		(512.5)		(35,438.7)		(47,873.3)		(39,590.1)
Foreign exchange (gain)/loss (net)			84.2		5,824.2		4,332.9		16,590.4
Interest income			(113.7)		(7,864.6)		(7,122.4)		(5,640.7)
Interest expense (net)	34		832.7		57,586.0		46,791.3		42,365.7
Share of (profit)/loss of equity accounted investees (net)	18		(30.3)		(2,095.0)		(22,782.6)		(14,930.0)

Net income/(loss) before tax			(4,591.8)		(317,553.1)		103,740.1		94,598.8
Income tax (expense)/credit	19		367.7		25,425.0		(37,678.2)		(35,035.6)

Net income/(loss)		US$	(4,224.1)	Rs.	(292,128.1)	Rs.	66,061.9	Rs.	59,563.2

Attributable to:
Shareholders of Tata Motors Limited			(4,238.8)		(293,142.7)		65,040.7		58,539.3
Non-controlling interests			14.7		1,014.6		1,021.2		1,023.9
Earnings per share:	41
Ordinary shares:
Basic		US$	(1.2)	Rs.	(86.3)	Rs.	19.1	Rs.	17.2
Diluted		US$	(1.2)	Rs.	(86.3)	Rs.	19.1	Rs.	17.2
‘A’ Ordinary shares:
Basic		US$	(1.2)	Rs.	(86.3)	Rs.	19.2	Rs.	17.3
Diluted		US$	(1.2)	Rs.	(86.3)	Rs.	19.2	Rs.	17.3

See accompanying notes to consolidated financial statements

Tata Motors Limited and subsidiaries

Consolidated Statements of Comprehensive Income

	Year ended March 31,
	2019		2019		2018		2017
	(In millions)
Net income/(loss)	US$	(4,224.1)	Rs.	(292,128.1)	Rs.	66,061.9	Rs.	59,563.2
Other comprehensive income :
(i) Items that will not be reclassified subsequently to profit and loss :
Remeasurement gains and (losses) on defined benefit obligations (net)		(370.4)		(25,612.6)		46,751.0		(78,045.0)
Share of remeasurement gains and (losses) on defined benefit obligations (net) of equity accounted investees		0.5		33.8		(47.5)		(40.0)
Unrealized gains / (losses) on investments (net)		5.1		355.4		—		—
Share of unrealized gains / (losses) on investments (net) of equity accounted investees		1.1		77.7		—		—
Gains and (losses) in cash flow hedges of forecast inventory purchases (refer note 2(x))		262.2		18,134.5		—		—
Income tax relating to items that will not be reclassified subsequently (refer note 2(x))		10.9		756.9		(7,613.9)		12,407.4

		(90.6)		(6,254.3)		39,089.6		(65,677.6)

(ii) Items that may be reclassified subsequently to profit and loss :
Currency translation		(295.2)		(20,413.2)		96,484.5		(94,148.0)
Gain/(loss) on cash flow hedges (net)		(407.0)		(28,142.8)		208,629.8		(154,141.7)
Available-for-sale investments		—		—		399.6		752.6
Share of other comprehensive income of equity accounted investees (net)		(8.5)		(586.1)		4,044.2		(3,047.0)
Income tax relating to items that may be reclassified subsequently		76.9		5,319.9		(39,450.0)		28,664.5

		(633.8)		(43,822.2)		270,108.1		(221,919.6)

Other comprehensive income/(loss) for the year, net of tax (i+ii)		(724.4)		(50,076.5)		309,197.7		(287,597.2)

Total comprehensive income/(loss) for the year	US$	(4,948.5)	Rs.	(342,204.6)	Rs.	375,259.6	Rs.	(228,034.0)

Attributable to:
Shareholders of Tata Motors Limited		(4,963.1)		(343,213.4)		373,966.5		(228,715.6)
Non-controlling interests		14.6		1,008.8		1,293.1		681.6

See accompanying notes to consolidated financial statements

Tata Motors Limited and subsidiaries

Consolidated Statements of Cash Flows

	Year ended March 31,
	2019		2019		2018		2017
	(In millions)
Cash flows from operating activities:
Net income/(loss)	US$	(4,224.1)	Rs.	(292,128.1)	Rs.	66,061.9	Rs.	59,563.2
Adjustments for:
Depreciation and amortization expense		3,328.7		230,197.8		209,818.2		182,405.4
Inventory write-down/(reversals)		88.0		6,086.3		6,074.2		(4,579.1)
Allowances for finance receivables		46.3		3,202.4		255.2		5,653.5
Defined benefit pension plan amendment cost/(credit)		21.4		1,479.3		(36,090.1)		—
Provision for employee separation cost		197.7		13,672.2		—		—
Provision for impairment in Jaguar Land Rover		4,025.4		278,379.1		—		—
Allowances for trade and other receivables		31.0		2,141.9		145.7		1,706.0
Impairment of Goodwill		—		—		—		142.5
Share of (profit)/loss of equity accounted investees (net)		(30.3)		(2,095.0)		(22,782.6)		(14,930.0)
Loss on sale of assets/assets written off and others (net)		190.7		13,186.7		23,825.5		11,418.6
(Gain) on sale/loss on fair valuation of available-for-sale investments (net)		—		—		(1,561.7)		(1,826.0)
Marked-to-market on investments measured at fair value through profit or loss		(34.5)		(2,385.4)		—		—
Profit on sale of investments (net)		(18.6)		(1,286.1)		—		—
Profit on sale of investment in a subsidiary company		(54.5)		(3,769.8)		—		—
(Gain)/Loss on change in fair value of commodity derivatives		45.1		3,120.0		170.9		(12,973.4)
Fair value gain on disposal of joint venture		—		—		(190.6)		—
Foreign exchange (gain)/loss (net)		73.0		5,046.7		4,247.6		(9,534.9)
Income tax expense/(credit)		(367.7)		(25,425.0)		37,678.2		35,035.6
Interest expense		832.7		57,586.0		46,791.3		42,365.7
Interest income		(113.7)		(7,864.6)		(7,122.4)		(5,640.7)
Dividend income and income on mutual funds		(2.5)		(172.8)		(157.7)		(105.1)
Gain on fair value of below market interest loans		(1.9)		(133.7)		(60.2)		(465.2)

Cash flows from operating activities before changes in following assets and liabilities		4,032.2		278,837.9		327,103.4		288,236.1
Trade receivables		138.1		9,547.0		(43,265.8)		(23,677.8)
Finance receivables		(1,455.3)		(100,637.9)		(63,612.2)		(17,916.3)
Other financial assets		33.3		2,301.3		(33,730.5)		(1,193.2)
Other current assets		99.9		6,905.2		1,820.0		(7,700.4)
Inventories		299.1		20,686.4		(35,604.3)		(66,309.4)
Other non-current assets		(57.2)		(3,956.4)		(307.6)		(4,292.0)
Accounts payable		(387.7)		(26,810.7)		72,565.7		84,935.1
Acceptances		(249.4)		(17,244.5)		631.0		8,527.3
Other current liabilities		286.4		19,807.0		5,631.7		7,854.0
Other financial liabilities		(4.3)		(300.1)		15,419.8		7,651.3
Other non-current liabilities		431.6		29,848.8		(46,878.3)		16,348.7
Provisions		(50.4)		(3,482.1)		69,012.9		29,594.9

Cash generated from operations		3,116.3		215,501.8		268,785.8		322,058.3
Income tax paid (net)		(384.6)		(26,594.3)		(30,211.6)		(18,951.0)

Net cash provided by operating activities		2,731.7		188,907.5		238,574.2		303,107.3

Cash flows from investing activities:
Deposits with banks/financial institutions		(3,407.8)		(235,663.6)		(478,682.9)		(447,429.4)
Realization of deposits with banks / financial institutions		4,750.5		328,523.9		523,438.0		334,465.5
(Purchase)/sale of mutual funds, money market funds and equity shares (net)		815.4		56,390.2		23,610.9		19,143.8
Proceeds from sale of investment in a subsidiary company		77.1		5,329.6		—		—
Purchases of available-for-sale investments		—		—		(3,287.8)		(63.6)
Investments in others		(18.8)		(1,300.1)		—		—
Proceeds from sale of available-for-sale investments		—		—		194.3		506.1
Proceeds from sale of investments in other companies		0.7		51.8		—		—
Excess of cash acquired on acquisition of subsidiary company		—		—		144.5		—

Tata Motors Limited and subsidiaries

Consolidated Statements of Cash Flows

	Year ended March 31,
	2019		2019		2018		2017
	(In millions)
Deposits of margin money and other restricted deposits	US$	(110.6)	Rs.	(7,647.1)	Rs.	(3,917.6)	Rs.	(4,192.5)
Realization of margin money and other restricted deposits		70.9		4,902.0		2,134.0		7,862.2
Deposits with financial institution		(72.3)		(5,000.3)		—		—
(Increase)/decrease in short term inter-corporate deposits		(0.3)		(19.8)		—		300.0
Loan to joint venture		(0.5)		(37.5)		—		—
Loan to others		(0.5)		(34.2)		—		(97.8)
Repayment of loan by others		—		—		—		7.5
Repayments of loan by joint operation		—		—		—		1,325.0
Investments in equity accounted investees		(1.3)		(93.1)		(42.1)		(1,069.5)
Dividends received from equity accounted investees		31.1		2,149.8		17,816.4		6,091.9
Interest received		110.0		7,605.2		6,904.7		6,381.8
Dividend received		2.5		172.8		157.7		105.1
Payments for property, plant and equipment		(2,518.9)		(174,195.5)		(198,654.3)		(162,798.7)
Proceeds from sale of property, plant and equipment		9.7		672.3		303.0		533.9
Payments for intangible assets		(2,586.1)		(178,839.7)		(152,134.9)		(143,798.9)
Payments for purchase of minority stake in a subsidiary company		(1.1)		(77.6)		—		—

Net cash used in investing activities		(2,850.3)		(197,110.9)		(262,016.1)		(382,727.6)

Cash flows from financing activities:
Proceeds from issuance of shares		—		—		— *		45.5
Proceeds from issuance of shares to non-controlling interests shareholders		—		—		—		6.2
Dividends paid (including dividend distribution tax)		—		—		—		(730.0)
Dividends paid to non-controlling interests shareholders of subsidiaries (including dividend distribution tax)		(13.7)		(947.4)		(959.6)		(482.2)
Interest paid		(989.2)		(68,404.0)		(54,106.4)		(52,223.8)
Proceeds from issuance of short-term debt		2,909.3		201,191.4		150,087.3		150,052.6
Repayment of short-term debt		(3,159.9)		(218,521.3)		(193,766.2)		(117,537.1)
Net change in other short-term debt (with maturity up to three months)		710.6		49,139.0		73,282.4		(7,662.5)
Proceeds from issuance of long-term debt		3,774.3		261,013.1		152,108.8		183,845.2
Repayments of long-term debt		(1,929.9)		(133,458.9)		(105,872.5)		(92,121.3)
Debt issuance cost		(24.7)		(1,708.2)		(656.7)		(1,139.6)

Net cash provided by financing activities		1,276.8		88,303.7		20,117.1		62,053.0

Net change in cash and cash equivalents		1,158.2		80,100.3		(3,324.8)		(17,567.3)
Reversal of / (classified as) held for sale		35.3		2,439.4		(2,439.4)		—
Effect of foreign exchange on cash and cash equivalents		(204.0)		(14,109.2)		13,064.1		(14,101.2)
Cash and cash equivalents, beginning of the year		2,128.1		147,167.5		139,867.6		171,536.1

Cash and cash equivalents, end of the year	US$	3,117.6	Rs.	215,598.0	Rs.	147,167.5	Rs.	139,867.6

Non-cash transactions:
Liability towards property, plant and equipment and intangible assets purchased on credit/deferred credit	US$	1,053.6	Rs.	72,863.2	Rs.	83,465.4	Rs.	33,463.5
Increase/(decrease) in liabilities arising from financing activities on account of non-cash transactions:
Exchange differences	US$	162.0	Rs.	11,201.5	Rs.	27,680.3
Classified as held for sale	US$	—	Rs.	—	Rs.	(1,425.5)
Amortization of prepaid discounting charges	US$	22.9	Rs.	1,581.9	Rs.	2,027.0

* less than Rs. 50,000

See accompanying notes to consolidated financial statements

Tata Motors Limited and subsidiaries

Consolidated statements of changes in equity

For the years ended March 31, 2019, March 31, 2018 and 2017

							Other components of equity										Reserves*
	Share capital		Additional paid-in capital		Share-based payments reserve		Currency translation reserve		Available- for-sale investments		Equity instruments through Other Comprehensive Income		Hedging reserve		Cost of Hedge reserve		Capital redemption reserve		Debenture redemption reserve		Reserve for research and human resource development		Special reserve		Earned surplus reserve		Retained earnings		Equity attributable to shareholders of Tata Motors Limited		Non-controlling interests		Total equity
	(In millions)
Balance as at April 1, 2018	Rs.	6,792.2	Rs.	261,303.4	Rs.	—	Rs.	49,388.8	Rs.	1,422.1		—	Rs.	(39,224.0)	Rs.	(4,473.1)	Rs.	22.8	Rs.	10,859.5	Rs.	1,993.9	Rs.	3,794.2	Rs.	435.9	Rs.	615,847.8	Rs.	908,163.5	Rs.	5,357.5	Rs.	913,521.0
Effect of transition to IFRS 9 (refer note 2(x))		—		—		—		—		(1,422.1)		1,392.8		(2,819.8)		204.8		—		—		—		—		—		(148.5)		(2,792.8)		—		(2,792.8)
Effect of transition to IFRS 15 (refer note 2(x))		—		—		—		—				—		—		—		—		—		—		—		—		(418.0)		(418.0)		—		(418.0)

Balance as at April 1, 2018 after giving effect of transition to IFRS 9 and IFRS 15		6,792.2		261,303.4		—		49,388.8		—		1,392.8		(42,043.8)		(4,268.3)		22.8		10,859.5		1,993.9		3,794.2		435.9		615,281.3		904,952.7		5,357.5		910,310.2

Income/(loss) for the year																												(293,142.7)		(293,142.7)		1,014.6		(292,128.1)
Other comprehensive income /(loss) for the year		—		—		—		(21,000.2)		—		442.0		(8,127.3)		(5.1)		—		—		—		—		—		(21,380.1)		(50,070.7)		(5.8)		(50,076.5)

Total comprehensive income/(loss) for the year		—		—		—		(21,000.2)		—		442.0		(8,127.3)		(5.1)		—		—		—		—		—		(314,522.8)		(343,213.4)		1,008.8		(342,204.6)

Amounts recognized in inventory		—		—		—		—		—		—		(10,497.1)		1,399.5		—		—		—		—		—		—		(9,097.6)		—		(9,097.6)
Non-controlling interest on Acquisitions during the period		—		—		—		—		—		—		—		—		—		—		—		—		—		12.6		12.6		(90.2)		(77.6)
Realized gain on investments held at fair value through Other comprehensive income		—		—		—		—		—		(49.3)		—		—		—		—		—		—		—		49.3		—		—		—
Dividend paid (including dividend tax)		—		—				—		—		—		—		—		—		—		—		—		—		—		—		(947.4)		(947.4)
Share based payments		—		—		84.4		—		—		—		—		—		—		—		—		—		—		—		84.4		—		84.4
Transfer (from)/to retained earnings		—		—		—		—		—		—		—		—		—		—		—		614.0		15.9		(629.9)		—		—		—

Balance as at March 31, 2019	Rs.	6,792.2	Rs.	261,303.4		84.4	Rs.	28,388.6	Rs.	—	Rs.	1,785.5	Rs.	(60,668.2)	Rs.	(2,873.9)	Rs.	22.8	Rs.	10,859.5	Rs.	1,993.9	Rs.	4,408.2	Rs.	451.8	Rs.	300,190.5	Rs.	552,738.7	Rs.	5,328.7	Rs.	558,067.4

					Rs.	261,387.8									Rs.	(33,368.0)											Rs.	317,926.7

	US$	98.2	US$	3,778.5		1.2	US$	410.5	US$	—	Rs.	25.8	US$	(877.2)	US$	(41.6)	US$	0.3	US$	157.0	US$	28.8	US$	64.0	US$	6.5	US$	4,340.8	US$	7,992.8	US$	77.1	US$	8,069.9

					US$	3,779.7									US$	(482.5)											US$	4,597.4

*	Refer to note 29

See accompanying notes to consolidated financial statements

						Other components of equity								Reserves*
	Share capital			Additional paid-in capital		Currency translation reserve		Available- for-sale investments		Hedging reserve		Cost of Hedge reserve		Capital redemption reserve		Debenture redemption reserve		Reserve for research and human resource development		Special reserve		Earned surplus reserve		Retained earnings		Equity attributable to shareholders of Tata Motors Limited			Non- controlling interests		Total equity
	(In millions)
Balance as at April 1, 2017	Rs.	6,792.2		Rs.	261,303.4	Rs.	(50,933.2)	Rs.	1,062.8	Rs.	(206,143.3)		(6,704.6)	Rs.	22.8	Rs.	10,859.5	Rs.	1,644.3	Rs.	2,924.5	Rs.	317.1	Rs.	513,051.5	Rs.	534,197.0		Rs.	4,645.2	Rs.	538,842.2
Income for the year		—			—		—		—		—		—		—		—		—		—		—		65,040.7		65,040.7			1,021.2		66,061.9
Other comprehensive income for the year		—			—		100,322.0		359.3		166,919.3		2,231.5		—		—		—		—		—		39,093.7		308,925.8			271.9		309,197.7

Total comprehensive income/(loss) for the year		—			—		100,322.0		359.3		166,919.3		2,231.5		—		—		—		—		—		104,134.4		373,966.5			1,293.1		375,259.6

Issue of shares held in abeyance		0.0	**		—		—		—		—		—		—		—		—		—		—		—		0.0	**				0.0 **
Non-controlling interest on Acquisitions during the year		—			—		—		—		—		—		—		—		—		—		—		—		—			986.2		986.2
Distribution to non-controlling interest		—			—		—		—		—		—		—		—		—		—		—		—		—			(399.9)		(399.9)
Changes to non-controlling interest		—			—		—		—		—		—		—		—		—		—		—		—		—			(607.4)		(607.4)
Dividend paid (including dividend tax)		—			—		—		—		—		—		—		—		—		—		—		—		—			(559.7)		(559.7)
Transfer (from)/to retained earnings		—			—		—		—		—		—		—		—		349.6		869.7		118.8		(1,338.1)		—			—		—

Balance as at March 31, 2018	Rs.	6,792.2		Rs.	261,303.4	Rs.	49,388.8	Rs.	1,422.1	Rs.	(39,224.0)	Rs.	(4,473.1)	Rs.	22.8	Rs.	10,859.5	Rs.	1,993.9	Rs.	3,794.2	Rs.	435.9	Rs.	615,847.8	Rs.	908,163.5		Rs.	5,357.5	Rs.	913,521.0

												Rs.	7,113.8											Rs.	632,954.1

*	Refer to note 29
**	Less than Rs. 50,000

See accompanying notes to consolidated financial statements

					Other components of equity								Reserves*
	Share capital		Additional paid-in capital		Currency translation reserve		Available- for-sale investments		Hedging reserve		Cost of Hedge reserve		Capital redemption reserve		Debenture redemption reserve		Reserve for research and human resource development		Special reserve		Earned surplus reserve		Retained earnings		Equity attributable to shareholders of Tata Motors Limited		Non-controlling interests		Total equity
	(In millions)
Balance as at April 1, 2016	Rs.	6,791.8	Rs.	261,258.3	Rs.	45,936.6	Rs.	274.6	Rs.	(84,860.0)	Rs.	—	Rs.	22.8	Rs.	10,421.6	Rs.	1,644.3	Rs.	2,924.5	Rs.	235.3	Rs.	518,947.3	Rs.	763,597.1	Rs.	4,439.6	Rs.	768,036.7
Effect of transition to IFRS 9 (refer note 2(x))		—		—		—		—		659.5		(3,140.5)		—		—		—		—		—		2,481.0		—		—		—
Balance as at April 1, 2016 after giving effect of transition to IFRS 9		6,791.8		261,258.3		45,936.6		274.6		(84,200.5)		(3,140.5)		22.8		10,421.6		1,644.3		2,924.5		235.3		521,428.3		763,597.1		4,439.6		768,036.7
Income for the year		—		—		—		—		—		—		—		—		—		—		—		58,539.3		58,539.3		1,023.9		59,563.2
Other comprehensive income /(loss) for the year		—		—		(96,869.8)		788.2		(121,942.8)		(3,564.1)		—		—		—		—		—		(65,666.4)		(287,254.9)		(342.3)		(287,597.2)

Total comprehensive income for the year		—		—		(96,869.8)		788.2		(121,942.8)		(3,564.1)		—		—		—		—		—		(7,127.1)		(228,715.6)		681.6		(228,034.0)

Issue of shares held in abeyance		0.4		45.1		—		—		—		—		—		—		—		—		—		—		45.5		—		45.5
Shares issued to non-controlling interests		—		—		—		—		—		—		—		—		—		—		—		—		—		6.2		6.2
Dividend paid (including dividend tax)		—		—		—		—		—		—		—		—		—		—		—		(730.0)		(730.0)		(482.2)		(1,212.2)
Transfer to debenture redemption reserve		—		—		—		—		—		—		—		437.9		—		—		—		(437.9)		—		—		—
Transfer to earned surplus reserve		—		—		—		—		—		—		—		—		—		—		81.8		(81.8)		—		—		—

Balance as at March 31, 2017	Rs.	6,792.2	Rs.	261,303.4	Rs.	(50,933.2)	Rs.	1,062.8	Rs.	(206,143.3)	Rs.	(6,704.6)	Rs.	22.8	Rs.	10,859.5	Rs.	1,644.3	Rs.	2,924.5	Rs.	317.1	Rs.	513,051.5	Rs.	534,197.0	Rs.	4,645.2	Rs.	538,842.2

											Rs.	(262,718.3)											Rs.	528,819.7

*	Refer to note 29

See accompanying notes to consolidated financial statements

Tata Motors Limited and subsidiaries

Notes to Consolidated Financial Statements

1.	Background and operations

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

The Company’s subsidiaries include the Jaguar Land Rover business (referred to as JLR or Jaguar Land Rover).

As on March 31, 2019, Tata Sons Private Limited (or Tata Sons), together with its subsidiaries, owns 38.52% of the Ordinary shares and 0.09% of ‘A’ Ordinary shares of Tata Motors Limited, and has the ability to significantly influence the Company’s operations (refer note 27 for voting rights relating to Ordinary shares and ‘A’ Ordinary shares).

The consolidated financial statements were approved by the Board of Directors and authorized for issue on July 30, 2019.

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

Inter-company transactions and balances including unrealized profits are eliminated on consolidation.

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

When the Company loses control of a subsidiary, the profit or loss on disposal is calculated as the difference between

(i)	the aggregate of the fair value of consideration received and the fair value of any retained interest and

(ii)

the previous carrying amount of the assets (including goodwill), and liabilities of the subsidiary and any non-controlling interests. Amounts previously recognized in other comprehensive income in relation to the subsidiary are accounted for (i.e., reclassified to profit or loss) in the same manner as would be required if the relevant assets or liabilities were disposed off. The fair value of any investment retained in the former subsidiary at the date when control is lost is regarded as the fair value on initial recognition for subsequent accounting under IFRS 9 Financial Instruments: Recognition and Measurement or, when applicable, the cost on initial recognition of an investment in an associate or jointly controlled entity.

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

In particular, information about significant areas of estimation, uncertainty and critical judgments in applying accounting policies that have the most significant effect on the amounts recognized in the financial statements are included in the following notes:

i)	Note 13, 16 and 17 – Property, plant and equipment and intangible assets - useful lives and impairment, capitalization of product development costs

ii)	Note 15 – Impairment of goodwill

iii)	Note 17 – Impairment of indefinite life intangible assets

iv)	Note 19 – Recoverability/recognition of deferred tax assets

v)	Note 24 – Provision for product warranty

vi)	Note 35 – Measurement of assets and obligations relating to employee benefits

vii)	Note 4 – Allowances for credit losses for finance receivables

viii)	Estimated discounts / incentives required to be paid to dealers on retail of vehicles previously wholesaled

f.	Revenue recognition

The Company generates revenue principally from –

a) Sale of products - (i) commercial and passenger vehicles and vehicle parts and (ii) Sales of other products - certain software products and other automotive products

The Company recognizes revenues on the sale of products, net of discounts, sales incentives, customer bonuses and rebates granted, when products are delivered to dealers or when delivered to a carrier for export sales, which is when control including risks and rewards and title of ownership pass to the customer. Sale of products is presented net of excise duty where applicable and other indirect taxes.

The consideration received in respect of transport arrangements for delivering of vehicles to the customers are recognized net of their costs within revenues in the income statement.

Revenues are recognized when collectability of the resulting receivable is reasonably assured.

b) Sale of services - maintenance service and extended warranties for commercial and passenger vehicles, software support services and insurance broking services.

Income from sale of maintenance services and extended warranties, including software services are recognized as income over the relevant period of service or extended warranty.

When the Company sells products that are bundled with maintenance service or extended period of warranty, such services are treated as a separate performance obligation only if the service or warranty is optional to the customer or includes an additional service component. In such cases, the transaction price allocated towards such maintenance service or extended period of warranty is recognized as a contract liability until the service obligation has been met.

The Company operates certain customer loyalty programs under which customer is entitled to reward points on the spend towards Company’s products. The reward points earned by customers can be redeemed to claim discounts on future purchase of certain products or services. Transaction price allocated towards reward points granted to customers is recognized as a deferred income liability and transferred to income when customers redeem their reward points.

For certain sale of services wherein performance obligation is satisfied over a period of time, any amount received in advance is recorded as contract liability and recognized as revenue when service is rendered to customers. Any amount of income accrued but not billed to customers in respect of such contracts is recorded as a contract asset. Such contract assets are transferred to trade receivables on actual billing to customers.

Refund liabilities comprise of obligation to customers to pay for discounts and sales incentives.

Proceeds from sale of vehicles for which the Company or any of its subsidiaries have retained buy back obligation in future is recorded as a liabilities – (i) Proceeds received in excess of agreed buy back price is recognized as Deferred income liability and (ii) the agreed buy back price is recognized as Buy back liability. Deferred income liability is recognized on a straight line basis over the term of the agreement.

c) Financing revenues - Interest income from financing transactions and income from leasing of vehicles to customers. Finance and service charges are accrued on the unpaid principal balance of finance receivables using the effective interest method.

d) Refer annual report for the fiscal year ended March 31, 2018 for accounting policies applied by the Company with respect to revenue recognition for fiscal years ended March 31, 2018 and 2017.

g.	Government grants and incentives

Other income includes export and other recurring and non-recurring incentives from Government (referred as “incentives”). Government grants are recognized when there is reasonable assurance that the Company will comply with the relevant conditions and the grant will be received.

These are recognized in the consolidated statement of profit and loss, either on a systematic basis when the Company recognises, as expenses, the related costs that the grants are intended to compensate or, immediately if the costs have already been incurred. Government grants related to assets are netted off from the carrying value of related assets.

Government grants related to income are presented as an offset against the related expenditure, and government grants that are awarded as incentives with no ongoing performance obligations to the Company are recognized as income in the period in which the grant is received.

h.	Cost recognition

Costs and expenses are recognized when incurred and are classified according to their nature. Expenditure capitalized represents employee costs, stores and other manufacturing supplies, and other expenses incurred for construction including product development undertaken by the Company.

i.	Provisions

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

The Company also has back-to-back contractual arrangement with its suppliers in the event that a vehicle fault is proven to be a supplier’s fault. Estimates are made of the expected reimbursement claim based upon historical levels of recoveries from supplier, adjusted for inflation and applied to the population of vehicles under warranty as on balance sheet date. Estimated supplier reimbursements are recognized as separate asset.

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

j.	Foreign currency

These consolidated financial statements are presented in Indian rupees, which is the functional currency of Tata Motors Limited. Transactions in foreign currencies are recorded at the exchange rate prevailing on the date of transaction.

Foreign currency denominated monetary assets and liabilities are re-measured into the functional currency at the exchange rate prevailing on the balance sheet date. Exchange differences are recognized in the income statement except to the extent of exchange differences, which are regarded as an adjustment to interest costs on foreign currency borrowings, are capitalized as part of borrowing costs.

For the purpose of consolidation, the assets and liabilities of the Company’s foreign operations are translated to Indian rupees at the exchange rate prevailing on the balance sheet date, and the income and expenses at the average rate of exchange for the respective months. Exchange differences arising are recognized as currency translation reserve under equity.

Exchange differences arising from the translation of foreign operations previously recognized in currency translation reserve in equity are not reclassified from equity to the income statement until the disposal of such operation.

k.	Income taxes

Income tax expense comprises current and deferred taxes. Income tax expense is recognized in the income statement except when they relate to items that are recognized outside profit or loss (whether in other comprehensive income or directly in equity), in which case tax is also recognized outside profit or loss, or where they arise from the initial accounting for business combination. In the case of a business combination the tax effect is included in accounting for the business combination.

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

l.	Earnings per share

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

m.	Inventories

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

n.	Property, plant and equipment

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

o.	Intangible assets

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

Product development cost is amortized over a period of 24 months to 120 months.

Capitalized development expenditure is measured at cost less accumulated amortization and accumulated impairment, if any.

In Fiscal 2018, assets written off/loss on sale of assets and other (net) amounting to Rs.29,148.6 million has been presented as a separate line in the income statement. Previously, these were included and presented in the income statement within the line item “Other (income)/loss (net).

The change in presentation has been retrospectively applied for full periods presented.

The change in presentation does not affect Net income, Total comprehensive income and earnings per share in any of the periods presented.

p.	Leases

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

q.	Impairment

i)	Goodwill

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

r.	Employee benefits

i)	Pension plans

The Jaguar Land Rover subsidiaries operate several defined benefit pension plans, which are contracted out of the second state pension scheme until April 5, 2016. The assets of the plan are held in separate trustee administered funds.

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

In accordance with Indian law, eligible employees of Tata Motors Limited and some of its subsidiaries and joint operations are entitled to receive benefits in respect of provident fund, a defined contribution plan, in which both employees and the Company make monthly contributions at a specified percentage of the covered employees’ salary (currently 12% of employees’ salary). The contributions, as specified under the law, are made to the provident fund and pension fund set up as an irrevocable trust by Tata Motors Limited and its subsidiaries or to respective Regional Provident Fund Commissioner and the Central Provident Fund under the State Pension scheme. The interest rate payable to the members of the trust shall not be lower than the statutory rate of interest declared by the Central Government under the Employees Provident Funds and Miscellaneous Provisions Act, 1952 and shortfall, if any, shall be made good by the Company. The liability in respect of the shortfall of interest earnings of the Fund is determined on the basis of an actuarial valuation. The interest guarantee is considered to be defined benefit. There is no shortfall as at March 31, 2019.

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

Actuarial gains and losses relating to long-term employee benefits are recognized in the income statement in the period in which they arise.

x)	Measurement date

The measurement date of retirement plans is March 31.

xi)	The Present value of the defined benefit liability and the related current service cost and past service cost are measured using Projected Unit Credit Method.

s.	Dividends

Any dividend declared or paid by Tata Motors Limited for any financial year is based on the profits available for distribution as reported in the unconsolidated statutory financial statements of Tata Motors Limited (Standalone) prepared in accordance with Generally Accepted Accounting Principles in India. Indian law permits the declaration and payment of dividend out of profits for the year or previous financial year(s) as stated in the statutory financial statements of Tata Motors Limited (Standalone) prepared in accordance with Generally Accepted Accounting Principles in India after providing for depreciation in accordance with the provisions of Schedule II to the Companies Act. However, in the absence or inadequacy of the said profits, it may declare dividend out of free reserves, subject to certain conditions as prescribed under the Companies (Declaration and payment of Dividend) Rules, 2014. Accordingly, in certain years the net income reported in these financial statements may not be fully distributable. The amount available for distribution is Rs.Nil as at March 31, 2019.

t.	Segments

The Company primarily operates in the automotive segment. The automotive segment comprises of four reportable segments i.e. Tata Commercial Vehicles, Tata Passenger Vehicles, Jaguar Land Rover and Vehicle Financing. Other operating segments do not meet the quantitative thresholds for disclosure and have been aggregated.

u.	Financial instruments

i)	Classification, initial recognition and measurement

A financial instrument is any contract that gives rise to a financial asset of one entity and a financial liability or equity instrument of another entity. Financial assets other than equity instruments are classified into categories: financial assets at fair value through profit or loss and at amortized cost. Financial assets that are equity instruments are classified as fair value through profit or loss or fair value through other comprehensive income. Financial liabilities are classified into financial liabilities at fair value through profit or loss and other financial liabilities which are carried at amortized cost.

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

Financial assets at amortized cost: Financial assets having contractual terms that give rise on specified dates, to cash flows that are solely payments of principal and interest on the principal outstanding and that are held within a business model whose objective is to hold such assets in order to collect such contractual cash flows, are classified in this category. Subsequently, these are measured at amortized cost using the effective interest method less any impairment losses.

Financial assets at fair value through other comprehensive income: These include financial assets that are equity instruments and are designated as such upon initial recognition irrevocably. Subsequently, these are measured at fair value and changes therein are recognized directly in other comprehensive income, net of applicable income taxes. When the equity investment is derecognized, the cumulative gain or loss in equity is transferred to retained earnings.

Dividends from these equity investments are recognized in the statement of Profit or Loss when the right to receive payment has been established.

Financial assets at fair value through profit and loss: Financial assets are measured at fair value through profit or loss unless it is measured at amortized cost or at fair value through other comprehensive income on initial recognition. The transaction costs directly attributable to the acquisition are recognized in profit or loss. These also include certain equity instruments that are designated as such upon initial recognition irrevocably.

Derivatives which are not designated as hedging instruments are recognized at fair value through profit or loss.

Equity instruments: An equity instrument is any contract that evidence residual interests in the assets of the Company after deducting all of its liabilities. Equity instruments issued by the Company are recorded at the proceeds received, net of direct issue costs.

Financial liabilities at fair value through profit or loss: Derivatives which are not designated as hedging instruments are recognized at fair value through profit or loss.

Financial guarantee contracts: These are initially measured at their fair values and, are subsequently measured at the higher of the amount of loss allowance determined or the amount initially recognized less, the cumulative amount of income recognised.

Other financial liabilities: These are measured at amortized cost using the effective interest method.

ii)	Determination of fair value:

The fair value of a financial instrument on initial recognition is normally the transaction price (fair value of the consideration given or received). Subsequent to initial recognition, the Company determines the fair value of financial instruments that are quoted in active markets using the quoted bid prices (financial assets held) or quoted ask prices (financial liabilities held) and using valuation techniques for other instruments. Valuation techniques include discounted cash flow method and other valuation methods.

iii)	Derecognition of financial assets and financial liabilities:

The Company derecognizes a financial asset only when the contractual rights to the cash flows from the asset expires or it transfers the financial asset and substantially all the risk and rewards of ownership of the asset to another entity. If the Company neither transfers nor retains substantially all the risks and rewards of the ownership and continues to control the transferred asset, the Company recognizes its retained interest in the asset and an associated liability for the amounts it may have to pay. If the Company retains substantially all the risks and rewards of ownership of a transferred financial asset, the Company continues to recognize the financial asset and also recognizes a collateralized borrowing for the proceeds received.

Financial liabilities are derecognized when these are extinguished, that is when the obligation is discharged, cancelled or has expired.

iv)	Impairment of financial assets:

The Company recognizes a loss allowance for expected credit losses on a financial asset that is at amortized cost. Loss allowance in respect of financial assets is measured at an amount equal to life time expected credit losses and is calculated as the difference between their carrying amount and the present value of the expected future cash flows discounted at the original effective interest rate.

Loss allowance in respect of finance receivables is measured at an amount equal to twelve month expected losses if credit risk on such assets has not increased significantly since initial recognition. An allowance equal to lifetime expected losses is provided if credit risk has increased significantly from date of initial recognition. Credit risk is determined to have increased significantly when a finance receivable becomes thirty days past due. Such impairment loss is recognized in the statement of profit and loss. If the amount of impairment loss decreases in a subsequent period, and the decrease can be related objectively to an event occurring after the impairment was recognized, the previously recognized impairment loss is reversed. The reversal is recognized in the income statement.

v.	Hedge accounting

The Company uses foreign currency forward and option contracts to hedge its risks associated with foreign currency fluctuations relating to highly probable forecast transactions. The Company designates these forward and option contracts in a cash flow hedging relationship by applying the hedge accounting principles.

These forward and option contracts are stated at fair value at each reporting date. Changes in the fair value of these forward contracts that are designated and effective as hedges of future cash flows are recognized in other comprehensive income and the ineffective portion is recognized in the income statement. Amounts accumulated in equity are reclassified to the statement of Profit or Loss in the periods in which the forecasted transactions occur.

Forward premium and basis spread adjustment in forward contract and time value of options that are not designated hedge components are identified as cost of hedge and changes in fair value attributable to these elements are recognized in cost of hedge reserve while changes in fair value determined to be effective portion of the hedge is recognized in hedge reserve.

The Company uses interest rate swaps to hedge its risk arising from changes in the market rate of interest. Such interest rate swaps are designated as hedges of interest rate risk arising from changes in cash flow on account of variability in the benchmark rate of interests. Effective portion of fair value changes of such interest rate swaps are recognized in hedge reserve. Ineffective portion, if any, is recognized in the income statement.

Hedge accounting is discontinued when hedging instrument expires or is sold, terminated, or exercised, or no longer qualifies for hedge accounting. For forecast transactions, any cumulative gain or loss on the hedging instrument recognized in equity is retained there until the forecast transaction occurs.

If the forecast transaction is no longer expected to occur, the net cumulative gain or loss recognized in equity is transferred to the income statement.

w.	Cash and cash equivalents

Cash and cash equivalents are short-term (three months or less from the date of acquisition), highly liquid investments that are readily convertible into cash and which are subject to an insignificant risk of changes in value.

x.	Recent accounting pronouncements adopted by the Company

IFRS 9 – Financial Instruments

The Company has applied IFRS 9 for period beginning on April 1, 2018. Initial application is made retrospectively subject to certain exemptions and exceptions.

Initial application of IFRS 9 lead to the following major changes:

Classification

IFRS 9 introduces a comprehensive classification model for financial assets that classifies financial assets into three categories: (i) financial assets at amortized cost, (ii) financial assets at fair value through other comprehensive income and (iii) financial assets at fair value through profit or loss. Under IAS 39, financial assets were classified as loans and receivables, available-for-sale financial assets and financial assets at fair value through profit or loss.

Financial assets that contain cash flows other than those of principal and interest are measured at fair value through profit or loss. For equity instruments, IFRS 9 optionally allows measurement at fair value through other comprehensive income. The Company elects to measure certain equity instruments at fair value through other comprehensive income and certain equity instruments at fair value through profit or loss on an instrument by instrument basis. When equity instruments, which are fair value through other comprehensive income are sold or written off, any realized gains and losses on these equity instruments are reclassified to retained earnings and not presented within income statement. Under IAS 39 equity instruments were classified as available for sale and carried at fair value through other comprehensive income.

Impairment

The new impairment model requires recognition of impairment provision based on expected credit losses rather than only incurred credit losses as under IAS 39. The Company has factored certain future probable events and changes in the current internal factors such as collection efficiency and external macro -economic factors affecting probability of defaults and collections in its impairment model for its finance receivables. There is a decrease in the opening retained earnings of Rs.177.8 million as at April 1, 2018, as a result of factoring future probable events in the provisioning for finance receivables. The Company has adopted simplified approach to provide lifetime expected losses for all trade receivables. There is no change in the provisioning for its trade receivables as a result of adoption of IFRS 9.

Hedge accounting

Time value of foreign exchange options existing in a hedging relationship at the beginning of the earliest comparative period as at April 1, 2016 or designated thereafter have been retrospectively adjusted in accordance with the transition requirements of IFRS 9 because only the intrinsic value of these options were designated as a hedge instrument in a hedging relationship in accordance with the previously applicable accounting standard IAS 39. The hedging relationships designated prior to and continuing as at the date of initial application met all the qualifying criteria in accordance with IFRS 9. The Company also retrospectively adjusted foreign currency basis spread (forward exchange contracts and cross-currency interest rate swaps), as cost of hedge relating to those hedging relationships that existed at the beginning of the earliest reporting period, April 1, 2016 or were designated thereafter.

The new hedge accounting requirement under IFRS 9 aligns more closely with the Company’s risk management practices. The Company has recognized non designated component of changes in the fair value of hedge accounted derivatives, specifically the time value of foreign exchange options and foreign currency basis spread included in foreign exchange forwards, in its cost of hedge reserve.

Transition adjustments on adoption of IFRS 9

Adjustments made to line items in the income statements and the statements of comprehensive income and cumulative effect recognized in equity for changes in accounting on adoption of IFRS 9 is as follows:

		Retained earnings	Hedging reserve	Cost of hedge reserve
Transition adjustment on adoption of IFRS 9	Reason for change	(Rs. In millions)
Adjustments made to equity
	Time value of options	2,481.0	—	(2,481.0)
	Foreign currency basis spread	—	659.5	(659.5)

Adjustments at March 31, 2016, net of tax		2,481.0	659.5	(3,140.5)
Changes recognized for year ended March 31, 2017
Foreign exchange gain/(loss)	Time value of options	(3,305.6)	—	3,305.6
Gain/(loss) on cash flow hedges (net)	Foreign currency basis spread	—	7,679.7	(7,679.7)
Income tax (expense)/credit (net)	Tax on time value of options and foreign currency basis spread	634.4	(1,444.4)	810.0

Adjustments at March 31, 2017, net of tax		(190.2)	6,894.8	(6,704.6)
Changes recognized for year ended March 31, 2018
Foreign exchange gain/(loss) (net)	Time value of options	(1,574.1)	—	1,574.1
Gain/(loss) on cash flow hedges (net)	Foreign currency basis spread	—	(1,233.0)	1,233.0
Interest (expense) (net)	Certain debt issuance cost charged off	(426.3)	—	—
Income tax (expense)/credit (net)	Tax on time value of options and certain debt issuance cost charged off	380.3	195.3	(575.6)

Adjustments as at March 31 ,2018, net of tax		(1,810.3)	5,857.1	(4,473.1)
	Basis adjustment for hedges of inventory purchases	—	(2,819.3)	204.8
	Expected credit loss	(177.8)	—	—
	Available for sale investments measured now as Fair value through profit or loss	29.3	—	—

Adjustments as at April 1, 2018, net of tax		(1,958.8)	3,037.8	(4,268.3)

The effect of changes on account of adoption of IFRS 9 have also been reflected in notes 19, 28 and 38(c), 38(d)(iv), 39 and 41

The effect on basic net earnings and diluted earnings, on account of above change is immaterial.

IFRS 15 – Revenue from Contracts with Customers

The standard outlines a single comprehensive model for entities to use in accounting for revenue arising from contracts with customers and supersedes earlier revenue recognition guidance, including industry-specific guidance. The core principle of the new standard is to recognize revenue to depict the transfer of goods or services to customers in amounts that reflect the consideration (that is, payment) to which the company expects to be entitled in exchange for those goods or services. The new standard also will result in enhanced disclosures about revenue, provide guidance for transactions that were not previously addressed comprehensively (for example, service revenue and contract modifications) and improve guidance for multiple-element arrangements.

The Company has adopted IFRS 15 with a modified retrospective approach. Accordingly, the Company has presented its prior comparative periods without applying the principles of IFRS 15. The cumulative effect of adopting IFRS 15 on prior period retained earnings on adopting IFRS 15 is adjusted in the opening balance of retained earnings as at April 1, 2018.

The Company makes transport arrangements for delivering its vehicles to the dealers. The gross consideration received in respect of these arrangements was recognized and presented within revenue in the income statement. The costs associated with these arrangements were earlier presented within freight cost in the income statement. In accordance with IFRS 15, the Company has determined that it is an agent in providing these services, and therefore the gross consideration received, net off cost associated with respect to these arrangements is presented within revenue effective April 1, 2018. Certain payouts made to dealers such as infrastructure support payments are to be treated as variable components of consideration and are therefore in accordance with IFRS 15, recognized as revenue deductions.

These changes in presentation in income statement has resulted in decrease in both revenues and expenses by Rs.45,926.9 million for the year ended March 31, 2019.

Certain incentives received from Government which were previously presented in revenues, have been included in other income as per IFRS 15.

Previously, the Company accounted for all warranty as a cost provision in accordance with IAS 37. Under IFRS 15, the Company has assessed whether the warranty provided, includes a service element (i.e. going beyond simply providing an assurance that the product continues to meet its agreed-upon specification) and accounts for these services as performance obligations associated with the sale of vehicle. The Company now accounts for a proportion of service-type obligations as a contract liability on a stand-alone selling price basis instead of as a warranty provision. This contract liability will be unwound over the period the services are available and provided to the customer. The associated costs are expensed as incurred. The cumulative impact as of March 31, 2018, which resulted in reduction in the retained earnings by Rs. 418.0 million was adjusted in the opening retained earnings on April 1, 2018 with a corresponding reduction in warranty provision (at a cost value) by Rs.1,376.5 million and contract liabilities (at a cost-plus-margin value) by Rs.1,794.5 million.

y.	Recent accounting pronouncements not yet adopted by the Company

New Accounting pronouncements affecting amounts reported and /or disclosures in the financial statements

The Company has not applied the following new and revised IFRSs that have been issued but are not yet effective.

IFRS 16	Leases[1]
Amendments to IFRS 10 & IAS 28	Sale or Contribution of Assets between an
Investor and its Associate or Joint Venture[2]
Amendments to IAS 40	Investment Property[1]
IFRS 17	Insurance Contracts[3]
IFRIC 23	Uncertainty over Income Tax Treatments [1]
Amendment to IAS 19	Employee Benefits: Remeasurement on a Plan
Amendment, Curtailment or Settlement[1]
Amendment to IAS 12	Income Taxes[1]
Amendment to IAS 28	Investments in Associates and Joint ventures:
Long term interests in Associates and Joint ventures [1]

[1]	Effective for annual periods beginning on or after January 1, 2019
[2]	The IASB has postponed indefinitely the effective date, with early adoption permitted
[3]	Effective for annual periods beginning on or after January 1, 2021

IFRS 16 – Leases

In January 2016, the IASB issued IFRS 16 – Leases, which sets out the principles for the recognition, measurement, presentation and disclosure of leases for both parties to a contract and replaces the previous standard on leasing, IAS 17 - Leases. IFRS 16, which is not applicable to service contracts, but only applicable to leases or lease components of a contract, defines a lease as a contract that conveys to the customer (lessee) the right to use an asset for a period of time in exchange for consideration. IFRS 16 eliminates the classification of leases for the lessee as either operating leases or finance leases as required by IAS 17 and instead, introduces a single lessee accounting model whereby a lessee is required to recognize assets and liabilities for all leases with a term that is greater than 12 months, unless the underlying asset is of low value, and to recognize depreciation of leased assets separately from interest on lease liabilities in the income statement. As IFRS 16 substantially carries forward the lessor accounting requirements in IAS 17, a lessor will continue to classify its leases as operating leases or finance leases and to account for those two types of leases differently.

The Company will be adopting IFRS 16 with a modified retrospective approach. The cumulative effect of initially applying this Standard will be recorded as an adjustment to the opening balance of retained earnings. The figures for the comparative periods will not be restated. The Company will use the grandfathering clause available for existing leases and apply the available exemptions regarding the recognition of short term leases and low value leasing assets. Basis its assessment, the Company’s arrangements under operating leases, which are currently off balance sheet, will be recorded as right to use assets and the future obligations in respect of such leases will be recorded as a liability in the balance sheet as at April 1, 2019.

The Company will use following practical expedients of IFRS 16 at the date of initial application:

•

With leases previously classified as operating leases according to IAS 17, the lease liability will be measured at the present value of the outstanding lease payments, discounted by the incremental borrowing rate as at April 1, 2019. The respective right-of-use asset is generally recognized at an amount equal to the lease liability;

•	An impairment review is not performed for right of use assets. Instead, right-of-use asset is adjusted by the amount of any provision for onerous leases recognized in the balance sheet;

•	Regardless of their original lease term, leases for which the lease term ends latest on March 31, 2020 are recognized as short-term leases;

•	At the date of initial application, the measurement of a right-of-use assets excludes the initial direct costs; and

•	Hindsight is considered when determining the lease term if the contract contains options to extend or terminate the lease.

The Company will recognize in its balance sheet, Rs. 56,536.3 million of right to use assets and Rs. 58,497.7 million of lease liability towards future lease commitments with an adjustment of Rs.1,961.4 million to the opening balance of retained earnings on the adoption date i.e. April 1, 2019.

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

Amendments to IFRS 2 – Share-based Payments

In June 2016, the IASB issued amendments to IFRS 2 – Share-based Payments that clarify how to account certain share-based payment transactions introducing amendments with respect to:

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

IFRS 17 Insurance Contracts

In May 2017, IASB issued IFRS 17 which establishes the principles for recognition, measurement, presentation and disclosure of insurance contracts and supersedes IFRS 4 Insurance Contracts. The standard outlines a General Model, which is modified for insurance contracts with direct participation features, described as Variable Fee Approach. The General Model is simplified if certain criteria are met by measuring the liability for remaining coverages using the Premium Allocation Approach. The General Model will use current assumptions to estimate the amounts, timings and uncertainty of future cash flows and it will explicitly measure the cost of that uncertainty. It takes into account market interest rates and impact of policyholders’ options and guarantee. The standard is effective for annual periods beginning on or after January 1, 2021 with early application permitted. It is applied retrospectively unless impracticable, in which case the modified retrospective approach or the fair value approach is applied. The Company is currently assessing the impact of IFRS 17.

IAS 12 Income Taxes

An entity is required to create a corresponding liability for payment of tax on distribution of dividend when it recognises a liability to pay a dividend. The liability for tax shall be recorded in the income statement, other comprehensive income or equity, as the case may be. The amendment clarifies that income tax consequences of dividends are linked more directly to past transactions or events that generated distributable profits than to distribution to owners. The Company has assessed and concluded that the amendment will not have any significant impact in the Company’s financial statements.

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

IFRIC 23 will be applicable from annual periods beginning from January 1, 2019. The Company does not expect any significant impact on adoption of IFRIC 23.

Amendment to IAS 19 Employee Benefits: Change in Employee Benefit Plan

When a change to a plan by way of either an amendment, curtailment or settlement takes place, IAS 19 requires a company to remeasure its net defined benefit liability or asset.

The amendments to IAS 19 require a company to use the updated assumptions from this remeasurement to determine current service cost and net interest for the remainder of the reporting period after the change to the plan. Until now, IAS 19 did not specify how to determine these expenses for the period after the change to the plan. This amendment will be effective for annual periods beginning from January 1, 2019. The Company does not expect any significant impact on adoption of this amendment.

Amendment to IAS 28 Investments in Associates and Joint Ventures: Investments in Associates and Joint ventures: Long term interests in Associates and Joint ventures

IFRS 9 excludes interest in associates and joint ventures that are accounted for in accordance with IAS 28, Investments in Associates and Joint Ventures from its scope. This amendment to IAS 28 clarifies that IFRS 9 should be applied to financial instruments, including long-term interests in associates and joint venture, that, in substance, form part of an entity’s net investment in associate or joint venture, to which the equity method is not applied.

This amendment will be effective for annual periods beginning from January 1, 2019. The Company does not expect any significant impact on adoption of this amendment.

z.	Convenience translation

The consolidated financial statements have been presented in Indian rupees (“Rs.”), Tata Motors Limited’s functional currency. For the convenience of the reader, the financial statements as at and for the year ended March 31, 2019, have been translated into U.S. dollars at US$1.00 = Rs.69.155 based on fixing rate in the City of Mumbai on March 31, 2019, for cable transfers in Indian rupees as published by the Foreign Exchange Dealers’ Association of India (FEDAI). Such translation should not be construed as representation that the rupee amounts have been or could be converted into U.S. dollars at that or any other rate, or at all.

3.	Cash and cash equivalents

Cash and cash equivalents consist of the following:

	As at March 31,
	2019		2019	2018
	(In millions)
Cash balances	US$	4.2	Rs. 292.1	Rs. 314.2
Balances with banks (including deposits with original maturity of up to three months)		3,113.4	215,305.9	146,853.3

Total	US$	3,117.6	Rs.215,598.0	Rs.147,167.5

4.	Finance receivables

Finance receivables consist of vehicle loans, the details of which are as follows:

	As at March 31,
	2019		2019	2018
	(In millions)
Finance receivables	US$	4,982.7	Rs.344,577.4	Rs.250,707.6
Less: allowance for credit losses		120.5	8,330.5	11,717.9

Total	US$	4,862.2	Rs.336,246.9	Rs.238,989.7

Current portion		1,670.4	115,515.2	84,016.5
Non-current portion		3,191.8	220,731.7	154,973.2

Total	US$	4,862.2	Rs.336,246.9	Rs.238,989.7

Changes in the allowance for credit losses in finance receivables are as follows:

	Year ended March 31,
	2019		2019	2018	2017
	(In millions)
Balance at the beginning	US$	169.4	Rs.11,717.9	Rs.35,975.1	Rs.44,131.9
Effect of IFRS 9 transition		2.6	177.8	—	—
Allowances made during the year		46.3	3,202.4	255.2	5,653.5
Written off		(97.8)	(6,767.6)	(24,512.4)	(13,810.3)

Balance at the end	US$	120.5	Rs. 8,330.5	Rs.11,717.9	Rs.35,975.1

5.	Allowance for trade and other receivables

Change in the allowances for trade and other receivables are as follows:

	Year ended March 31,
	2019		2019	2018	2017
	(In millions)
Balance at the beginning	US$	213.7	Rs.14,776.2	Rs.15,170.3	Rs.14,460.4
Allowances made during the year		31.0	2,141.9	145.7	1,706.0
Written off		(57.5)	(3,974.4)	(454.9)	(1,340.3)
Currency translation		(5.1)	(353.3)	45.6	344.2
Reversal of/(classified as) held for sale		1.9	130.5	(130.5)	—

Balance at the end	US$	184.0	Rs.12,720.9	Rs.14,776.2	Rs.15,170.3

6.	Other Investments - non-current

	As at March 31,				As at March 31,
	2019		2019		2018
	(In millions)
					Available for sale		Loans and Receivables		IAS 39 Category Unquoted equity investments at Cost		Unquoted equity investments at FVTPL		Total
(a) Investments - measured at Fair value through Other Comprehensive Income
Equity shares (quoted) (refer note 1 below)	US$	43.9	Rs.	3,033.9	Rs.	369.5	Rs.	—	Rs.	—	Rs.	—	Rs.	369.5
Equity shares (unquoted)		63.3		4,379.0		—		—		2,036.9		1,607.9		3,644.8

Total	US$	107.2	Rs.	7,412.9	Rs.	369.5	Rs.	—	Rs.	2,036.9	Rs.	1,607.9	Rs.	4,014.3

(b) Investments - measured at Fair value through profit or loss
Equity shares (quoted) (refer note 2 below)	US$	61.2	Rs.	4,231.4	Rs.	—	Rs.	—	Rs.	—	Rs.	—	Rs.	—
Mutual funds		4.2		288.4		—		—		—		—		—
Non-cumulative redeemable preference shares		0.8		54.0		—		4.0		—		—		4.0
Cumulative redeemable preference shares		0.4		25.0		—		25.0		—		—		25.0
Equity shares (unquoted)		18.0		1,242.8		—		—		—		2,468.2		2,468.2
Convertible debentures		21.6		1,490.8		—		854.0		—		—		854.0
Others		2.8		191.0		—		176.0		—		—		176.0

Total	US$	109.0	Rs.	7,523.4	Rs.	—	Rs.	1,059.0	Rs.	—	Rs.	2,468.2	Rs.	3,527.2

(c) Investments - measured at amortized cost
Non-convertible debentures	US$	0.6	Rs.	38.8	Rs.	—	Rs.	35.0	Rs.	—	Rs.	—	Rs.	35.0

Total	US$	0.6	Rs.	38.8	Rs.	—	Rs.	35.0	Rs.	—	Rs.	—	Rs.	35.0

Total (a+b+c)	US$	216.8	Rs.	14,975.1	Rs.	369.5	Rs.	1,094.0	Rs.	2,036.9	Rs.	4,076.1	Rs.	7,576.5

Note:

1

During the year ended March 31, 2019, the Company reassessed its holdings in Tata Steel Limited classified as held for sale at March 31, 2018 as no longer held for sale due to delays experienced in their disposal. Accordingly, these investments are transferred from current to non-current investments.

2

During the year ended March 31, 2019, the Company’s investments in Lyft Incorporated got listed in NASDAQ stock exchange. The carrying value of these equity shares are Rs.4,231.4 million and Rs.2,047.0 million as at March 31, 2019 and 2018, respectively.

7.	Other Investments - current

	As at March 31,				As at March 31,
	2019		2019		2018
	(In millions)
									IAS 39 Category
					Available for sale		Loans and Receivables		Unquoted equity investments at Cost		Unquoted equity investments at FVTPL		Total
(a) Investments - measured at Fair value through Other Comprehensive Income
Equity Shares (quoted) (refer note 6(1))	US$	0.1	Rs.	9.2	Rs.	3,035.3	Rs.	—	Rs.	—	Rs.	—	Rs.	3,035.3

Total	US$	0.1	Rs.	9.2	Rs.	3,035.3	Rs.	—	Rs.	—	Rs.	—	Rs.	3,035.3

(b) Investments - measured at Fair value through profit and loss
Mutual funds	US$	172.4	Rs.	11,919.0	Rs.	16,007.5	Rs.	—	Rs.	—	Rs.	—	Rs.	16,007.5

Total	US$	172.4	Rs.	11,919.0	Rs.	16,007.5	Rs.	—	Rs.	—	Rs.	—	Rs.	16,007.5

(c) Investments - measured at amortized cost Unquoted:
Money market funds	US$	1,120.0	Rs.	77,455.1	Rs.	127,594.7	Rs.	—	Rs.	—	Rs.	—	Rs.	127,594.7

Total	US$	1,120.0	Rs.	77,455.1	Rs.	127,594.7	Rs.	—	Rs.	—	Rs.	—	Rs.	127,594.7

Total (a+b+c)	US$	1,292.5	Rs.	89,383.3	Rs.	146,637.5	Rs.	—	Rs.	—	Rs.	—	Rs.	146,637.5

8.	Other financial assets - current

Other financial assets - current consist of the following:

	As at March 31,
	2019		2019		2018
	(In millions)
Derivative financial instruments	US$	178.7	Rs.	12,355.4	Rs.	24,761.3
Loans to channel partners		12.8		885.2		188.4
Advances and other receivables recoverable in cash		383.8		26,543.0		24,020.8
Inter corporate deposits		0.3		23.1		3.2
Margin money with banks		21.6		1,495.8		417.1
Government grant receivables		72.3		5,003.1		4,114.0
Restricted bank deposits		52.9		3,652.3		4,938.8
Others		0.2		12.8		—

Total	US$	722.6	Rs.	49,970.7	Rs.	58,443.6

Margin money with banks is restricted cash deposits and consists of collateral provided for transfer of finance receivables.

Restricted bank deposits include Rs.2,509.3 million and Rs. 3,030.8 million as at March 31, 2019 and 2018, respectively, held as security in relation to interest and repayment of borrowings. Out of these deposits, Rs. 942.7 million and Rs. 850.9 million as at March 31, 2019 and 2018, respectively, are pledged till the maturity of the respective borrowings.

9.	Other financial assets (non-current)

Other financial assets - non-current consist of the following:

	As at March 31,
	2019		2019		2018
	(In millions)
Derivative financial instruments	US$	131.8	Rs.	9,111.4	Rs.	28,469.0
Loans to channel partners		26.1		1,804.9		2,787.2
Advance and other receivables recoverable in cash		140.0		9,682.3		10,728.4
Margin money with banks		47.6		3,290.7		1,048.0
Government grants receivables		73.5		5,080.8		4,671.4
Loans to employees		3.8		262.9		280.6
Restricted deposits		10.9		751.1		690.6
Loans to joint arrangements		0.5		37.5		—
Others		30.9		2,144.4		1,917.6

Total	US$	465.1	Rs.	32,166.0	Rs.	50,592.8

Margin money with banks is restricted cash deposits and consists of collateral provided for transfer of finance receivables.

Restricted deposits as at March 31, 2019 and 2018, include Rs. 452.6 million and Rs. 507.6 million, respectively held as a financial deposit in relation to ongoing legal cases.

10.	Inventories

Inventories consist of the following:

	As at March 31,
	2019		2019		2018
	(In millions)
Raw materials, components and consumables	US$	520.9	Rs.	36,026.0	Rs.	45,175.0
Work-in-progress		562.8		38,917.6		40,431.7
Finished goods		4,556.0		315,072.3		338,689.5

Total	US$	5,639.7	Rs.	390,015.9	Rs.	424,296.2

Inventories of finished goods include Rs. 43,807.1 million and Rs. 40,236.1 million as at March 31, 2019 and 2018, respectively, relating to vehicles sold subject to repurchase arrangements.

Cost of inventories (including cost of purchased products) recognized as expense during the years ended March 31, 2019, 2018 and 2017, amounted to Rs. 2,283,424.2 million, Rs. 2,172,364.1 million and Rs. 1,975,324.2 million, respectively.

During the years ended March 31, 2019, 2018 and 2017, the Company recorded inventory write-down expenses of Rs. 6,086.3 million, Rs.6,074.2 million and Rs. 3,725.1 million (excluding provision for loss of inventory at port of Tianjin in China mentioned below), respectively.

A provision of Rs. 16,383.9 million (GBP 157 million)(net of insurance recoveries of Rs. 5,342.4 million (GBP 55 million)) has been recognized against the carrying value of inventory during the year ended March 31, 2016, for the damage due to explosion at the port of Tianjin in China in August 2015. During the year ended March 31, 2018 and 2017, the Company has reversed initial provision amounting to Rs. 111.9 million (GBP 1.4 million) and Rs. 13,301.0 million (GBP 151 million), respectively relating to insurance recoveries, recovery of import duties and taxes and an updated assessment of the condition of the remaining vehicles.

11.	Other current assets

Other current assets consist of the following:

	As at March 31,
	2019		2019		2018
	(In millions)
Advances to suppliers and contractors	US$	62.8	Rs.	4,340.7	Rs.	3,640.2
Taxes recoverable, statutory deposits and dues from government		733.4		50,719.5		56,749.8
Prepaid expenses		175.1		12,106.8		14,403.5
Others		21.0		1,455.2		1,832.0

Total	US$	992.3	Rs.	68,622.2	Rs.	76,625.5

12.	Other non-current assets

Other non-current assets consist of the following:

	As at March 31,
	2019		2019		2018
	(In millions)
Taxes recoverable, statutory deposits and dues from government	US$	156.4	Rs.	10,819.0	Rs.	10,496.3
Prepaid rentals on operating leases		52.4		3,625.7		3,817.2
Prepaid expenses		111.1		7,684.2		7,660.0
Others		49.2		3,399.6		2,027.6

Total	US$	369.1	Rs.	25,528.5	Rs.	24,001.1

Others include Rs. 16.4 million and Rs. 15.7 million towards pension assets as at March 31, 2019 and 2018, respectively.

13.	Property, plant and equipment

Property, plant and equipment consists of the following:

	Land and buildings		Plant and equipment		Vehicles		Computers		Furniture and fixtures		Heritage Assets		Total
	(In millions)
Cost as at April 1, 2018	Rs.	196,031.4	Rs.	992,423.7	Rs.	3,841.5	Rs.	21,300.9	Rs.	14,293.8	Rs.	3,546.9	Rs.	1,231,438.2
Additions		68,356.7		162,366.3		1,095.1		5,374.5		2,255.1		243.8		239,691.5
Currency translation		(5,218.1)		(16,339.3)		(6.4)		(299.4)		(199.0)		(49.2)		(22,111.4)
Reversal of assets classified as held for sale		638.9		461.8		38.8		1,568.2		368.9		—		3,076.6
Disposal		(426.3)		(55,547.1)		(470.4)		(2,723.8)		(463.7)		(13.7)		(59,645.0)

Cost as at March 31, 2019		259,382.6		1,083,365.4		4,498.6		25,220.4		16,255.1		3,727.8		1,392,449.9

Accumulated Depreciation as at April 1, 2018		(33,149.1)		(490,346.0)		(1,859.2)		(12,332.2)		(7,199.3)		—		(544,885.8)
Depreciation for the year		(9,199.8)		(107,143.4)		(675.9)		(2,544.8)		(1,263.6)		—		(120,827.5)
Reversal of assets classified as held for sale		(260.4)		(137.3)		(21.8)		(1,015.0)		(167.0)		—		(1,601.5)
Currency translation		488.1		4,451.2		(0.1)		67.9		70.1		—		5,077.2
Write off/impairment of assets		—		(105,718.0)		(60.5)		(2,348.2)		(1,443.4)		(1,616.9)		(111,187.0)
Disposal		251.2		51,925.2		392.8		2,322.0		390.5		—		55,281.7

Accumulated Depreciation as at March 31, 2019		(41,870.0)		(646,968.3)		(2,224.7)		(15,850.3)		(9,612.7)		(1,616.9)		(718,142.9)

Net carrying amount as at March 31, 2019	Rs.	217,512.6	Rs.	436,397.1	Rs.	2,273.9	Rs.	9,370.1	Rs.	6,642.4	Rs.	2,110.9	Rs.	674,307.0

Capital work-in-progress														87,996.3

Total													Rs.	762,303.3

													US$	11,023.1

Cost as at April 1, 2017	Rs.	146,419.0	Rs.	791,127.5	Rs.	2,989.0	Rs.	19,466.4	Rs.	12,223.1	Rs.	4,233.6	Rs.	976,458.6
Additions		34,576.8		156,105.9		1,340.2		2,708.2		1,464.3		—		196,195.4
Asset acquired in business combination		21.6		2.2		—		131.2		427.3		—		582.3
Assets classified as held for sale		(1,273.1)		(3,675.3)		(38.8)		(1,606.9)		(407.3)		—		(7,001.4)
Write down of assets		—		(5,368.2)		—		—		—		(1,100.6)		(6,468.8)
Currency translation		16,380.8		83,892.9		114.6		1,436.4		1,218.2		500.0		103,542.9
Disposal		(93.7)		(29,661.3)		(563.5)		(834.4)		(631.8)		(86.1)		(31,870.8)

Cost as at March 31, 2018		196,031.4		992,423.7		3,841.5		21,300.9		14,293.8		3,546.9		1,231,438.2

Accumulated Depreciation as at April 1, 2017		(24,775.8)		(388,261.8)		(1,832.6)		(11,673.6)		(6,016.6)		—		(432,560.4)
Depreciation for the year		(6,560.6)		(97,363.3)		(483.8)		(1,869.4)		(1,343.8)		—		(107,620.9)
Assets classified as held for sale		340.5		1,160.3		25.8		955.6		133.6		—		2,615.8
Write down of assets		—		3,890.8		—		—		—		—		3,890.8
Currency translation		(2,181.0)		(37,328.0)		(62.1)		(519.1)		(543.4)		—		(40,633.6)
Disposal		27.8		27,556.0		493.5		774.3		570.9		—		29,422.5

Accumulated Depreciation as at March 31, 2018		(33,149.1)		(490,346.0)		(1,859.2)		(12,332.2)		(7,199.3)		—		(544,885.8)

Net carrying amount as at March 31, 2018	Rs.	162,882.3	Rs.	502,077.7	Rs.	1,982.3	Rs.	8,968.7	Rs.	7,094.5	Rs.	3,546.9	Rs.	686,552.4

Capital work-in-progress														163,891.7

Total													Rs.	850,444.1

Notes:

1.	Net carrying amounts of property, plant and equipment under finance lease arrangements were as follows:

	As at March 31,
	2019		2019		2018
	(In millions)
Buildings	US$	8.0	Rs.	553.2	Rs.	378.5
Plant and equipment		4.3		298.2		693.2
Computers		0.8		56.0		121.0

Total	US$	13.1	Rs.	907.4	Rs.	1,192.7

2.	Land and buildings includes freehold land of Rs. 29,582.7 million and Rs. 30,097.9 million as at March 31, 2019 and 2018, respectively.

14.	Leases

The Company has taken land, buildings, plant and equipment, computers and furniture and fixtures under operating and finance leases. The following is the summary of future minimum lease rental payments under non-cancellable operating leases and finance leases entered into by the Company:

	As at March 31,
	2019						2018
	Operating		Finance				Operating		Finance
	Minimum Lease Payments		Minimum Lease Payments		Present value of minimum lease payments		Minimum Lease Payments		Minimum Lease Payments		Present value of minimum lease payments
	(In millions)
Not later than one year	Rs.	10,994.1	Rs.	330.0	Rs.	295.9	Rs.	8,808.0	Rs.	253.9	Rs.	222.3
Later than one year but not later than five years		26,261.2		970.9		791.2		21,527.8		282.5		221.9
Later than five years		24,968.3		2,492.5		647.6		23,342.9		380.6		245.6

Total minimum lease commitments	Rs.	62,223.6	Rs.	3,793.4	Rs.	1,734.7	Rs.	53,678.7	Rs.	917.0	Rs.	689.8
	US$	899.8	US$	54.9	US$	25.1
Less: future finance charges			Rs.	(2,058.7)					Rs.	(227.2)

Present value of minimum lease payments			Rs.	1,734.7					Rs.	689.8

Included in the financial statements as:
Other financial liabilities — current (refer note 22)					Rs.	173.0					Rs.	222.3
Other financial liabilities — non-current (refer note 23)						1,561.7						467.5

					Rs.	1,734.7					Rs.	689.8

					US$	25.1

Total operating lease rent expenses were Rs. 10,774.2 million, Rs. 10,223.9 million and Rs. 8,224.8 million for the years ended March 31, 2019, 2018 and 2017, respectively.

15.	Goodwill

	As at March 31,
	2019		2019		2018
	(In millions)
Balance at the beginning	US$	16.8	Rs.	1,164.5	Rs.	6,733.2
Impairment		(1.2)		(81.1)
Reversal of/(classified as) held for sale		92.6		6,399.2		(5,579.1)
Currency translation		(0.1)		(3.9)		10.4

Balance at the end	US$	108.1	Rs.	7,478.7	Rs.	1,164.5

As at March 31, 2019, goodwill of Rs. 1,079.5 million and Rs. 6,399.2 million relates to the “ passenger vehicles - automotive and related activity segment (Tata and other brand vehicles)” and “others” segment, respectively. As at March 31, 2018, goodwill of Rs. 1,081.0 million and Rs. 83.5 million relates to the passenger vehicles - automotive and related activity segment (Tata and other brand vehicles) and Jaguar Land Rover Segment, respectively.

As at March 31, 2019, goodwill of Rs. 6,399.2 million has been allocated to software consultancy and service cash generating unit. The recoverable amount of the cash generating unit has been determined based on value in use. Value in use has been determined based on future cash flows, after considering current economic conditions and trends, estimated future operating results, growth rates and anticipated future economic conditions.

As at March 31, 2019, the estimated cash flows for a period of 5 years were developed using internal forecasts, and a pre-tax discount rate of 12.7%. The cash flows beyond 5 years have been extrapolated assuming 2% growth rates. The management believes that any reasonably possible change in the key assumptions would not cause the carrying amount to exceed the recoverable amount of the cash generating unit.

16(a).	Intangible assets

Intangible assets consist of the following:

	Software		Patents and technological know how		Customer related		Intellectual property rights and other intangibles		Product development		Indefinite life trademarks and brands		Total
	(In millions)
Cost as at April 1, 2018	Rs.	63,015.3	Rs.	15,221.2	Rs.	5,612.7	Rs.	3,268.3	Rs.	681,420.6	Rs.	57,063.1	Rs.	825,601.2
Additions		8,446.9		21.8		—		445.9		114,174.4		—		123,089.0
Reversal of assets classified as held for sale		2,488.3		17.5		486.9		—		—		—		2,992.7
Currency translation		(1,923.6)		(283.5)		(119.6)		(84.5)		(12,321.8)		(1,097.0)		(15,830.0)
Fully amortized not in use		(4,345.1)		(382.0)		—		(82.8)		(85,732.2)		—		(90,542.1)

Cost as at March 31, 2019		67,681.8		14,595.0		5,980.0		3,546.9		697,541.0		55,966.1		845,310.8

Accumulated amortization at April 1, 2018		(32,351.4)		(13,956.4)		(2,731.2)		(882.3)		(317,707.6)		—		(367,628.9)
Amortization for the year		(10,434.8)		(768.3)		(293.5)		(395.7)		(97,478.0)		—		(109,370.3)
Reversal of assets classified as held for sale		(1,706.3)		(4.8)		(110.0)		—		—		—		(1,821.1)
Write down/impairment of assets		(6,694.0)		—		(617.3)		(474.0)		(80,928.6)		(13,168.8)		(101,882.7)
Currency translation		540.6		375.4		52.3		(95.9)		4,961.1		(141.1)		5,692.4
Fully amortized not in use		4,345.1		382.0		—		82.8		85,732.2		—		90,542.1

Accumulated amortization at March 31, 2019		(46,300.8)		(13,972.1)		(3,699.7)		(1,765.1)		(405,420.9)		(13,309.9)		(484,468.5)

Net carrying amount as at March 31, 2019	Rs.	21,381.0	Rs.	622.9	Rs.	2,280.3	Rs.	1,781.8	Rs.	292,120.1	Rs.	42,656.2	Rs.	360,842.3

Capital work-in-progress														219,713.6

Total													Rs.	580,555.9

													US$	8,395.0

Cost as at April 1, 2017	Rs.	52,128.4	Rs.	13,136.9	Rs.	5,166.0	Rs.	1,950.0	Rs.	468,329.6	Rs.	50,035.0	Rs.	590,745.9
Additions		8,472.0		427.5		223.1		615.3		155,417.4		—		165,155.3
Asset acquired in Business Combination		126.2		—		—		335.9		—		—		462.1
Assets classified as held for sale		(2,488.3)		(16.8)		(486.9)		—		—		—		(2,992.0)
Currency translation		6,943.2		1,673.6		710.5		367.1		69,602.0		7,028.1		86,324.5
Fully amortized not in use		(2,166.2)		—		—		—		(11,928.4)		—		(14,094.6)

Cost as at March 31, 2018		63,015.3		15,221.2		5,612.7		3,268.3		681,420.6		57,063.1		825,601.2

Accumulated amortization at April 1, 2017		(22,148.2)		(10,960.5)		(2,254.4)		(396.2)		(207,832.3)		—		(243,591.6)
Amortization for the year		(9,972.6)		(1,350.7)		(260.9)		(536.7)		(90,076.4)		—		(102,197.3)
Assets Held for Sale		1,700.5		6.4		109.6		—		—		—		1,816.5
Write down of assets		(1,127.1)		—		—		—		—		—		(1,127.1)
Currency translation		(2,970.2)		(1,651.6)		(325.5)		50.6		(31,727.3)		—		(36,624.0)
Fully amortized not in use		2,166.2		—		—		—		11,928.4		—		14,094.6

Accumulated amortization at March 31, 2018		(32,351.4)		(13,956.4)		(2,731.2)		(882.3)		(317,707.6)		—		(367,628.9)

Net carrying amount as at March 31, 2018	Rs.	30,663.9	Rs.	1,264.8	Rs.	2,881.5	Rs.	2,386.0	Rs.	363,713.0	Rs.	57,063.1	Rs.	457,972.3

Capital work-in-progress														227,195.6

Total													Rs.	685,167.9

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

2.

During the year ended March 31, 2014, legislation was enacted that allows United Kingdom (UK) companies to elect for the Research and Development Expenditure Credit (RDEC) on qualifying expenditures incurred since April 1, 2013, instead of the existing super-deduction rules. As a result of this election by the Company’s subsidiary in the UK, Rs. 8,350.6 million, Rs. 8,717.5 million and Rs. 7,626.7 million of the RDEC, for the years ended March 31, 2019, 2018 and 2017, respectively, the proportion relating to capitalized product development expenditure, have been offset against these assets. The remaining Rs. 1,601.5 million, Rs. 3,845.9 million and Rs.3,331.1 million for the years ended March 31, 2019, 2018 and 2017 respectively, have been recognized as incentives, a component of other income/(loss) (net).

16(b).	Intangible assets under development

	Year ended March 31,
	2019				2018
Cost as at April 1,	US$	3,285.3	Rs.	227,195.6	Rs.	224,359.5
Additions		2,511.7		173,698.8		161,196.8
Transferred to other intangible assets		(1,773.1)		(122,621.4)		(164,960.7)
Transferred to Held for Sale		—		—		(1,901.0)
Reversal of assets classified as Held for Sale		1.8		125.4		—
Provision for impairment/Write off		(778.9)		(53,864.8)		(15,766.4)
Currency translation		(69.7)		(4,820.0)		24,267.4

Balance at the end	US$	3,177.1	Rs.	219,713.6	Rs.	227,195.6

17.	Impairment of Jaguar Land Rover Business

The Company is of the view that the operations of its subsidiary Jaguar Land Rover (JLR) represent a single cash-generating unit (‘CGU’). Management performed an impairment assessment during the year ended March 31, 2019 due to change in market conditions especially in China, technology disruptions and rising cost of debt. The recoverable value of Rs. 722,907.6 million was determined by Value in Use (‘VIU’), which was marginally higher than the Fair Value less Cost of Disposal (‘FVLCD’) of the relevant assets of the CGU. The recoverable amount was lower than the carrying value of the CGU and this resulted in an impairment charge of Rs. 278,379.1 million recognized during the year ended March 31, 2019.

The approach and key (unobservable) assumptions used to determine the CGU’s VIU were as follows:

	As at March 31,
	2019	2018
Growth rate applied beyond approved forecast period	1.9%	2.0%
Pre-tax discount rate	11.8%	8.7%

The Company has considered it appropriate to undertake the impairment assessment with reference to the latest business plan which includes a 5 year cash flow forecast. The growth rates used in the value in use calculation reflect those inherent within the JLR’s business plan, which is primarily a function of the JLR’s cycle plan assumptions, past performance and management’s expectation of future market developments through to 2023/24. The future cash flows consider potential risks given the current economic environment and key assumptions, such as volume forecasts and margins. The Company has assessed the potential impacts of changes, if any, in tax and treaty arrangements globally, including proposed exit of the United Kingdom from European Union (Brexit) and the US Tariffs. The potential impact of reasonably possible outcomes of these events has been included in the VIU calculations.

The cash flows for the year 2023/24 are extrapolated into perpetuity assuming a growth rate as stated above which is set with reference to weighted-average GDP growth of the countries in which JLR operates.

The impairment loss of Rs. 278,379.1 million has been allocated initially against goodwill of Rs. 81.1 million and thereafter the residual amount has been allocated on a pro-rated basis. The resulting impairment allocation is as follows:

As at March 31, 2019
(in millions)
Property, plant and equipment	108,570.1
Capital work-in-progress	16,560.8
Goodwill	81.1
Other intangible assets	101,873.4
Intangible assets under development	51,293.7

Total	278,379.1

Sensitivity to key assumptions

The change in the following table to assumptions used in the impairment review would, in isolation, lead to an increase to the aggregate impairment loss recognized as at March 31, 2019 (although it should be noted that these sensitivities do not take account of potential mitigating actions):

As at March 31, 2019
In millions
Increase in discount rate by 1%	100,828.7
Decrease in long-term growth rate applied beyond approved forecast period by 0.5%	43,716.6
Decrease in projected volume by 5%	388,923.7
Decrease in projected gross margin by 1%	188,986.0

18.	Investments in equity accounted investees:

(a)	Associates:

The Company has no material associates as at March 31, 2019. The aggregate summarized financial information in respect of the Company’s immaterial associates that are accounted for using the equity method is set forth below.

	As at March 31,
	2019		2019	2018
	(In millions)
Carrying amount of the Company’s interest in associates	US$	150.3	Rs. 10,393.4	Rs. 9,333.4

	Year ended March 31,
	2019		2019	2018	2017
	(In millions)
Company’s share of profit/(loss) in associates *	US$	16.1	Rs. 1,110.6	Rs. 1,183.0	Rs. 1,109.3
Company’s share of other comprehensive income in associates		1.2	83.2	(19.0)	(155.1)
Company’s share of total comprehensive income in associates	US$	17.3	Rs. 1,193.8	Rs. 1,164.0	Rs. 954.2

(i)

Fair value of investment in an equity accounted associate for which published price quotation is available, which is a level 1 input, was Rs. 1,696.9 million and Rs. 3,380.4 million as at March 31, 2019 and 2018, respectively. The carrying amount as at March 31, 2019 and 2018, was Rs. 1,387.0 million and Rs. 1,414.8 million, respectively.

(ii)

During the year ended March 31, 2019, the Company purchased 26% of the share capital of Loginomic Tech Solutions Pvt. Limited for Rs. 26.6 million. The investment is accounted for as equity accounted investments as the Company has significant influence.

(b)	Joint ventures:

(i)	Details of the Company’s material joint venture as at March 31, 2019 are as follows:

	Principal activity	Principal place of the business	% holding as at March 31,
Name of joint venture			2019	2018
Chery Jaguar Land Rover Automotive Co. Limited (Chery)	Manufacture and assembly of vehicles	China	50%	50%

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

	As at March 31,
	2019		2019	2018
	(In millions)
Current assets	US$	979.0	Rs. 67,701.9	Rs. 82,317.9
Non-current assets		1,883.4	130,244.7	122,184.9
Current liabilities		(1,444.9)	(99,923.6)	(99,298.3)
Non-current liabilities		(159.7)	(11,042.4)	(14,184.1)
The above amounts of assets and liabilities include the following:
Cash and cash equivalents		413.6	28,601.3	40,466.8
Current financial liabilities (excluding trade and other payables and provisions)		(363.8)	(25,161.9)	(3,885.2)
Non-current financial liabilities (excluding trade and other payables and provisions)		(159.7)	(11,042.3)	(13,999.6)
Share of net assets of material joint venture		628.9	43,490.3	45,510.2
Other consolidation adjustments		(7.8)	(534.9)	(1,016.2)
Carrying amount of the Company’s interest in joint venture	US$	621.1	Rs. 42,955.4	Rs. 44,494.0

	Year ended March 31,
	2019		2019		2018		2017
	(In millions)
Revenue	US$	2,251.7	Rs.	155,715.0	Rs.	237,876.1	Rs.	189,601.3
Net income/(loss)		16.2		1,119.5		43,381.3		27,320.6
Other comprehensive income		—		—		—		—
Total comprehensive income for the year		16.2		1,119.5		43,381.3		27,320.6
The above net income includes the following:
Depreciation and amortization		272.7		18,857.6		11,947.8		9,201.1
Interest income		(15.8)		(1,092.0)		(2,298.7)		(993.2)
Interest expense (net)		18.3		1,266.3		609.0		706.6
Income tax expense/(credit)	US$	8.4	Rs.	578.1	Rs.	11,630.5	Rs.	9,014.4

Reconciliation of above summarized financial information to the carrying amount of the interest in the joint venture recognized in the consolidated financial statements:

	As at March 31,
	2019		2019	2018
	(In millions)
Net assets of the joint venture	US$	1,257.8	Rs. 86,980.6	Rs. 91,020.4
Proportion of the Company’s interest in joint venture		628.9	43,490.3	45,510.2
Other consolidation adjustments		(7.8)	(534.9)	(1,016.2)

Carrying amount of the Company’s interest in joint venture	US$	621.1	Rs. 42,955.4	Rs. 44,494.0

During the year ended March 31, 2019, a dividend of Rs. 1,990.3 million was received by a subsidiary in UK from Chery Jaguar Land Rover Automotive Co. Ltd. (2018: Rs. 17,644.9 million, 2017: Rs. 5,928.8 million)

(ii)	The aggregate summarized financial information in respect of the Company’s immaterial joint ventures that are accounted for using the equity method is set forth below.

	As at March 31,
	2019		2019	2018
	(In millions)
Carrying amount of the Company’s interest in joint ventures	US$	—	Rs. —	Rs. 25.0

	Year ended March 31,
	2019		2019	2018	2017
	(In millions)
Company’s share of profit/(loss) in immaterial joint ventures*	US$	(0.4)	Rs. (25.0)	Rs. 162.5	Rs. 276.5
Company’s share of other comprehensive income in immaterial joint ventures		—	—	—	(130.3)
Company’s share of total comprehensive income in immaterial joint ventures	US$	(0.4)	Rs. (25.0)	Rs. 162.5	Rs. 146.2

(c)	Summary of carrying amount of the Company’s interest in equity accounted investees:

	As at March 31,
	2019		2019		2018
	(In millions)
Carrying amount in immaterial associates	US$	150.3	Rs.	10,393.4	Rs.	4,359.9
Carrying amount in immaterial associates (held for sale)#		—		—		4,973.5
Carrying amount in material joint venture		621.1		42,955.4		44,494.0
Carrying amount in immaterial joint ventures		—		—		25.0

Total	US$	771.4	Rs.	53,348.8	Rs.	53,852.4

Current (held for sale)#	US$	—	Rs.	—	Rs.	4,973.5
Non current		771.4		53,348.8		48,878.9

Total	US$	771.4	Rs.	53,348.8	Rs.	53,852.4

#

Carrying amount of investments in Tata Hitachi Construction Machinery Co. Pvt Ltd. Subsequent to the year ended March 31, 2019, the Company reassessed its holdings in Tata Hitachi Construction Machinery Co. Pvt Ltd. classified as held for sale at March 31, 2018 as no longer held for sale due to delays experienced in the disposal. Accordingly, the investments are transferred from current to non-current investments.

(d)	Summary of Company’s share of profit/(loss) in equity accounted investees:

	Year ended March 31,
	2019		2019		2018		2017
	(In millions)
Share of profit/(loss) in immaterial associates	US$	16.1	Rs.	1,110.6	Rs.	1,183.0	Rs.	1,109.3
Share of profit/(loss) in material joint venture		8.1		559.8		21,690.7		13,660.3
Share of profit/(loss) on other adjustments in material joint venture		6.5		449.6		(253.6)		(116.1)
Share of profit/(loss) in immaterial joint ventures		(0.4)		(25.0)		162.5		276.5

	US$	30.3	Rs.	2,095.0	Rs.	22,782.6	Rs.	14,930.0

(e)	Summary of Company’s share of other comprehensive income in equity accounted investees:

	Year ended March 31,
	2019		2019		2018		2017
	(In millions)
Share of other comprehensive income in immaterial associates	US$	1.6	Rs.	111.5	Rs.	(113.8)	Rs.	(40.0)
Currency translation - immaterial associates		(0.4)		(28.3)		94.8		(115.1)
Currency translation -material joint venture		(8.1)		(557.8)		4,015.7		(2,801.6)
Currency translation -immaterial joint ventures		—		—		—		(130.3)

	US$	(6.9)	Rs.	(474.6)	Rs.	3,996.7	Rs.	(3,087.0)

*

Company’s share of profit/(loss) of the equity accounted investees has been determined after giving effect for the subsequent amortization/depreciation and other adjustments arising on account of fair value adjustments made to the identifiable net assets of the equity accounted investee as at the date of acquisition and other adjustment arising under the equity method of accounting.

19.	Income taxes

The domestic and foreign components of net income before income tax:

	Year ended March 31,
	2019		2019		2018		2017
	(In millions)
Net income/(loss) before income taxes
India	US$	396.6	Rs.	27,429.8	Rs.	(8,867.9)	Rs.	(46,507.6)
Other than India		(4,988.4)		(344,982.9)		112,608.0		141,106.4

Total	US$	(4,591.8)	Rs.	(317,553.1)	Rs.	103,740.1	Rs.	94,598.8

The domestic and foreign components of income tax expense:

	Year ended March 31,
	2019		2019		2018		2017
	(In millions)
Current taxes
India	US$	72.8	Rs.	5,034.3	Rs.	2,420.0	Rs.	1,842.8
Other than India		249.0		17,217.9		30,608.5		29,531.1
Deferred taxes
India		(46.9)		(3,241.9)		494.6		3,111.6
Other than India		(642.6)		(44,435.3)		4,155.1		550.1

Total income tax expense/(credit)	US$	(367.7)	Rs.	(25,425.0)	Rs.	37,678.2	Rs.	35,035.6

The reconciliation of estimated income tax to income tax expense/(credit) reported in the income statement is as follows:

	Year ended March 31,
	2019		2019		2018		2017
	(In millions)
Income/(loss) before income taxes	US$	(4,591.8)	Rs.	(317,553.1)	Rs.	103,740.1	Rs.	94,598.8
Income tax expense at tax rates applicable to individual entities		(791.2)		(54,712.2)		20,746.7		13,625.8
Additional deduction for patent, research and product development cost		(27.3)		(1,891.2)		(4,099.8)		(7,455.8)
Items (net) not deductible for tax /not liable to tax :
- foreign currency (gain)/loss relating to loans and deposits (net)		(1.2)		(82.8)		1,336.2		(739.8)
- interest, loss on conversion option and other expenses relating to borrowings for investment		9.0		621.6		337.8		531.0
- Dividend from subsidiaries, joint operations, equity accounted investees and available-for-sale investments		(0.2)		(15.5)		(50.1)		27.1
Undistributed earnings of subsidiaries, joint operations and equity accounted investees		18.5		1,277.8		9,170.1		4,134.3
Deferred tax assets not recognized because realization is not probable		68.5		4,738.7		9,902.3		29,372.1
Utilization/credit of unrecognized tax losses, unabsorbed depreciation and other tax benefits		(101.5)		(7,016.4)		(3,583.3)		(2,950.5)
Previously recognized deferred tax assets written down on account of provision for impairment in Jaguar Land Rover		390.2		26,981.5		—		—
Profit on sale of business by a subsidiary to another subsidiary		—		—		—		4,078.9
Profit on sale of investments in subsidiaries and Others		(13.5)		(932.0)		—		—
Tax on share of (profit)/loss of equity accounted investees (net)		(7.7)		(532.7)		(4,601.4)		(3,146.7)
Impact of change in statutory tax rates (refer note below)		65.7		4,540.4		5,392.6		(5,684.6)
Others		23.0		1,597.8		3,127.1		3,243.8

Income tax expense/(credit) reported	US$	(367.7)	Rs.	(25,425.0)	Rs.	37,678.2	Rs.	35,035.6

Note:

The UK Finance Act 2016 was enacted during the year ended March 31, 2017, which included provisions for a reduction in UK Corporation tax rate to 17% with effect from April 1, 2020. Accordingly, UK deferred tax has been provided at rates applicable when the temporary difference is expected to reverse.

Included within ‘Impact of change in statutory tax rates’ is a charge of Rs. 4,648.4 million for the impact of change in the US federal rates from 35% to 21% on deferred tax assets for the year ended March 31, 2018.

Significant components of deferred tax assets and liabilities for the year ended March 31, 2019 are as follows:

	Opening balance		Adjustment on initial application of IFRS 15		Adjusted Opening Balance		Recognized in profit or loss			Recognized in/reclassified from other comprehensive income		MAT Credit Utilized		Reversal of items classified as held for Sale in earlier year		Divestment of a subsidiary company		Closing balance
	(In millions)
Deferred tax assets:
Unabsorbed depreciation	Rs.	21,955.1	Rs.		Rs.	21,955.1	Rs.	(161.20)		Rs.	(0.1)	Rs.	—	Rs.	24.3	Rs.	124.4	Rs.	21,942.5
Business loss carry forwards		42,737.4		84.5		42,821.9		(19,255.9)			(723.9)		—		—		—		22,842.1
Expenses deductible in future years:
- provisions, allowances for doubtful receivables and others		30,213.9		—		30,213.9		3,911.1			2.2		—		21.2		24.5		34,172.9
Compensated absences and retirement benefits		8,426.3		—		8,426.3		32.7			3,858.5		—		132.4		13.0		12,462.9
Minimum alternate tax carry-forward		381.9		—		381.9		817.8					(15.8)		37.8		(155.5)		1,066.2
Property, plant and equipment		926.5		—		926.5		48,258.9			108.2		—		—		—		49,293.6
Derivative financial instruments		7,552.4		—		7,552.4		1,022.1			3,674.7		—		3.9		—		12,253.1
Unrealized profit on inventory		15,079.2		—		15,079.2		(3,811.5)			151.0		—		—		—		11,418.7
Others		10,927.9		—		10,927.9		1,687.1			(49.7)		—		15.2		8.2		12,588.7

Total deferred tax assets	Rs.	138,200.6	Rs.	84.5	Rs.	138,285.1	Rs.	32,501.1		Rs.	7,020.9	Rs.	(15.8)	Rs.	234.8	Rs.	14.6	Rs.	178,040.7

Deferred tax liabilities:
Property, plant and equipment		16,852.0		—		16,852.00		(1,142.6)			(119.7)		—		56.0		72.1		15,717.8
Intangible assets		121,838.5		—		121,838.50		(12,420.5)			(1,881.1)		—		(27.4)		—		107,509.5
Undistributed earnings in subsidiaries, joint operations and equity accounted investees		19,397.2		—		19,397.20		(2,330.4	) *		(174.6)		—		—		—		16,892.2
Fair valuation of retained interest in a subsidiary subsequent to disposal of controlling equity interest		169.5		—		169.50		—			—		—		—		—		169.5
Others		136.6		—		136.60		717.4			176.1		—		120.9		—		1,151.0

Total deferred tax liabilities	Rs.	158,393.8	Rs.	—	Rs.	158,393.8	Rs.	(15,176.1)		Rs.	(1,999.3)	Rs.	—	Rs.	149.5	Rs.	72.1	Rs.	141,440.0

Net assets/(liabilities)	Rs.	(20,193.2)	Rs.	84.5	Rs.	(20,108.7)	Rs.	47,677.2		Rs.	9,020.2	Rs.	(15.8)	Rs.	85.3	Rs.	(57.5)	Rs.	36,600.7

	US$	(292.0)	US$	1.2	US$	(290.8)	US$	689.5		US$	130.4	US$	(0.2)	US$	1.2	US$	(0.8)	US$	529.3

Deferred tax assets																		Rs.	51,511.1
Deferred tax liabilities																		Rs.	(14,910.4)
Deferred tax assets																		US$	744.9
Deferred tax liabilities																		US$	(215.6)

*	Net of Rs. 3,608.2 million reversed on dividend distribution by subsidiaries.

As at March 31, 2019, unrecognized deferred tax assets amount to Rs. 57,631.5 million and Rs. 62,928.4 million, which can be carried forward indefinitely and up to a specified period, respectively. These relate primarily to business and capital losses and other deductible temporary differences. The deferred tax asset has not been recognized on the basis that its recovery is not considered probable in the foreseeable future.

Unrecognized deferred tax assets expire unutilized based on the year of origination as follows:

March 31,	In millions
2020	US$	7.6	Rs.	525.0
2021		57.8		3,995.5
2022		59.9		4,142.4
2023		128.1		8,859.5
2024		103.6		7,161.4
Thereafter	US$	553.0	Rs.	38,244.6

Total	US$	910.0	Rs.	62,928.4

The Company has not recognized deferred tax liability on undistributed profits of certain subsidiaries amounting to Rs.445,510.6 million and Rs. 745,891.7 million as at March 31, 2019 and 2018, respectively, because it is able to control the timing of the reversal of temporary differences associated with such undistributed profits and it is probable that such differences will not reverse in the foreseeable future.

Significant components of deferred tax assets and liabilities for the year ended March 31, 2018 are as follows:

	Opening balance		Recognized in profit or loss		Recognized in /reclassified from other comprehensive income		Classified as held for sale		Closing balance
	(In millions)
Deferred tax assets:
Unabsorbed depreciation	Rs.	19,921.0	Rs.	2,150.3	Rs.	15.8	Rs.	(132.1)	Rs.	21,955.1
Business loss carry forwards		27,509.3		11,944.0		3,284.1		—		42,737.4
Expenses deductible in future years:
- provisions, allowances for doubtful receivables and others		26,824.2		2,191.5		1,233.1		(34.9)		30,213.9
Compensated absences and retirement benefits		21,729.6		(7,224.7)		(5,941.6)		(137.0)		8,426.3
Minimum alternate tax carry-forward		749.2		(329.5)		—		(37.8)		381.9
Property, plant and equipment		1,119.0		(308.3)		115.8		—		926.5
Derivative financial instruments		44,289.4		(465.4)		(36,267.6)		(3.9)		7,552.4
Unrealized profit on inventory		15,696.4		(3,038.2)		2,421.0		—		15,079.2
Others		7,985.3		2,346.5		689.5		(93.4)		10,927.9

Total deferred tax assets	Rs.	165,823.4	Rs.	7,266.2	Rs.	(34,449.9)		(439.1)	Rs.	138,200.6

Deferred tax liabilities:
Property, plant and equipment		14,335.3		2,221.9		453.5		(158.7)		16,852.0
Intangible assets		104,848.9		5,305.1		11,657.1		27.4		121,838.5
Undistributed earnings of subsidiaries joint operations and equity accounted investees		13,376.3		5,081.6 *		939.3		—		19,397.2
Fair valuation of retained interest in a subsidiary subsequent to disposal of controlling equity interest		169.5		—		—		—		169.5
Derivative financial instruments		231.2		(611.5)		380.3		—		—
Others		446.9		(81.2)		(132.9)		(96.2)		136.6

Total deferred tax liabilities	Rs.	133,408.1	Rs.	11,915.9	Rs.	13,297.3		(227.5)	Rs.	158,393.8

Net assets/(liabilities)	Rs.	32,415.3	Rs.	(4,649.7)	Rs.	(47,747.2)		(211.6)	Rs.	(20,193.2)
Deferred tax assets									Rs.	41,064.6
Deferred tax liabilities									Rs.	(61,257.8)

*	Net of Rs. 4,088.5 million reversed on dividend distribution by subsidiaries.

Significant components of deferred tax assets and liabilities for the year ended March 31, 2017 are as follows:

	Opening balance		Recognized in profit or loss		Recognized in /reclassified from other comprehensive income		Closing balance
	(In millions)
Deferred tax assets:
Unabsorbed depreciation	Rs.	19,432.6	Rs.	489.0	Rs.	(0.6)	Rs.	19,921.0
Business loss carry forwards		34,321.9		(4,177.0)		(2,635.6)		27,509.3
Expenses deductible in future years:
- provisions, allowances for doubtful receivables and others		33,149.5		(5,127.0)		(1,198.3)		26,824.2
Compensated absences and retirement benefits		11,859.0		(6.2)		9,876.8		21,729.6
Minimum alternate tax carry-forward		582.6		166.6		—		749.2
Property, plant and equipment		2,109.3		(738.1)		(252.2)		1,119.0
Derivative financial instruments		22,966.4		(1,283.3)		22,606.3		44,289.4
Unrealized profit on inventory		12,233.4		5,519.4		(2,056.4)		15,696.4
Others		5,745.0		3,044.4		(804.1)		7,985.3

Total deferred tax assets	Rs.	142,399.7	Rs.	(2,112.2)	Rs.	25,535.9	Rs.	165,823.4

Deferred tax liabilities:
Property, plant and equipment		16,117.2		(1,787.8)		5.9		14,335.3
Intangible assets		115,877.7		2,879.2		(13,908.0)		104,848.9
Undistributed earnings in subsidiaries, joint operations and equity accounted investees		13,436.3		480.7 *		(540.7)		13,376.3
Fair valuation of retained interest in a subsidiary subsequent to disposal of controlling equity interest		169.5		—		—		169.5
Derivative financial instruments		40.4		200.2		(9.4)		231.2
Others		624.1		(222.8)		45.6		446.9

Total deferred tax liabilities	Rs.	146,265.2	Rs.	1,549.5	Rs.	(14,406.6)	Rs.	133,408.1

Net assets/(liabilities)	Rs.	(3,865.5)	Rs.	(3,661.7)	Rs.	39,942.5	Rs.	32,415.3
Deferred tax assets							Rs.	44,221.7
Deferred tax liabilities							Rs.	(11,806.4)

*	Net of Rs. 3,653.6 million reversed on dividend distribution by subsidiaries.

20.	Short-term borrowings and current portion of long-term debt

Short-term borrowings and current portion of long-term debt consist of the following:

	As at March 31,
	2019		2019		2018
			(In millions)
Commercial paper	US$	1,583.8	Rs.	109,525.6	Rs.	105,815.5
Loans from banks/financial institutions		1,319.5		91,247.0		61,273.0
Inter-corporate deposits		10.5		730.0		860.0
Current portion of long-term debt (refer note 21)		2,174.0		150,341.1		109,338.9

Total	US$	5,087.8	Rs.	351,843.7	Rs.	277,287.4

21.	Long-term debt

Long-term debt consists of the following:

	As at March 31,
	2019		2019		2018
			(In millions)
Non-convertible debentures	US$	1,847.9	Rs.	127,793.8	Rs.	148,107.9
Collateralized debt obligations		440.7		30,473.3		13,205.8
Buyers credit from banks at floating interest rate		361.5		25,000.0		15,000.0
Loan from banks/financial institutions		4,039.8		279,380.1		137,181.5
Senior notes		5,536.1		382,845.6		396,301.9
Others		186.8		12,915.3		10,961.2

Total		12,412.8		858,408.1		720,758.3
Less: current portion (refer note 20)		2,174.0		150,341.1		109,338.9

Long-term debt	US$	10,238.8	Rs.	708,067.0	Rs.	611,419.4

Inventory, trade receivables, finance receivables, other financial assets, property, plant and equipment with a carrying amount of Rs. 308,850.5 million and Rs. 181,969.1 million are pledged as collateral/security against the borrowing as at March 31, 2019 and 2018, respectively.

Collateralized debt obligations

These represent amount received against finance receivables securitized/assigned, which do not qualify for derecognition.

Non-convertible debentures

The interest rate on non-convertible debentures range from 7.28% to 11.50% and maturity ranging from April 2019 to March 2029.

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

Long term loans from banks / financial institutions maturity is ranging from April 2019 to July 2023. Interest rate is based on marginal cost of funds lending rate (MCLR) for loans amounting to Rs. 220,311.8 million. Interest rate is based on LIBOR for loans amounting to Rs. 59,068.3 million.

Commercial Paper

Commercial paper are unsecured short term papers, issued at discount bearing no coupon interest. The yield on commercial paper issued by the company ranges from 7.21 % to 9.10%.

Senior notes (Euro MTF listed debt)

The senior notes of Jaguar Land Rover Automotive Plc (JLR) are listed on the Euro MTF market, which is a listed market regulated by the Luxembourg Stock Exchange. Details of the tranches of the senior notes outstanding at March 31, 2019 are as follows:

Issued on	Currency	Initial Principal amounts (in millions)	Outstanding Principal amounts (in millions)	Outstanding (In millions)				Interest rate	Redeemable on
				As at March 31,
				2019		2018
January 2013	USD	500	500	Rs.	34,464.0	Rs.	32,485.2	5.625%	February 2023
February 2015	GBP	400	400		36,005.8		36,664.8	3.875%	March 2023
January 2014	GBP	400	400		35,969.8		36,598.4	5.000%	February 2022
March 2015	USD	500	500		34,686.5		32,713.6	3.500%	March 2020
December 2013	USD	700	—		—		45,844.7	4.125%	December 2018
October 2014	USD	500	500		34,713.0		32,738.4	4.250%	November 2019
January 2017	GBP	300	300		27,036.8		27,504.6	2.750%	January 2021
January 2017	EUR	650	650		50,367.0		52,112.4	2.200%	January 2024
October 2017	USD	500	500		34,585.5		31,569.2	4.500%	March 2027
October 2018	USD	500	500		38,989.5		—	4.500%	January 2026

Total				Rs.	326,817.9	Rs.	328,231.3

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

Details of the tranches of the senior notes outstanding at March 31, 2019 are as follows:

Issued on	Currency	Initial Principal amounts (in millions)	Outstanding Principal amounts (in millions)	Outstanding (In millions)				Interest rate	Redeemable on
				As at March 31,
				2019		2018
October 2014	USD	250	250	Rs.	17,187.3	Rs.	16,194.3	5.750%	October 2024
May 2014	USD	300	300		20,791.6		19,487.7	5.750%	May 2021
October 2014	USD	500	262.532		18,048.8		32,388.6	4.625%	April 2020

Total				Rs.	56,027.7	Rs.	68,070.6

For details of carrying amount of assets pledged as security for secured borrowings refer note 20

22.	Other financial liabilities – current

Other current financial liabilities consist of the following:

	As at March 31,
	2019		2019		2018
			(In millions)
Liability towards vehicles sold under repurchase arrangements	US$	613.6	Rs.	42,436.5	Rs.	44,235.8
Interest accrued but not due		153.2		10,595.8		10,957.2
Lease liabilities		2.5		173.0		222.3
Derivative financial instruments		685.8		47,425.3		62,076.6
Unclaimed matured fixed deposits		1.1		73.4		107.7
Others		42.9		2,965.2		1,519.0

Total	US$	1,499.1	Rs.	103,669.2	Rs.	119,118.6

23.	Other financial liabilities – non-current

Other financial liabilities non-current consist of the following:

	As at March 31,
	2019		2019		2018
	(In millions)
Lease liabilities	US$	22.6	Rs.	1,561.7	Rs.	467.5
Derivative financial instruments		385.0		26,624.4		24,502.0
Liability towards employee separation scheme		11.4		791.0		852.2
Retention money, security deposits and others		7.4		511.7		2,065.7

Total	US$	426.4	Rs.	29,488.8	Rs.	27,887.4

24.	Provisions

Provisions consist of the following:

	As at March 31,
	2019		2019			2018
	(In millions)
Current
Product warranty	US$	1,070.7	Rs.	74,042.5		Rs.	64,815.0
Legal and product liability		201.7		13,951.2			10,999.2
Provision for residual risk		12.3		851.2			622.0
Provision for environmental liability		18.1		1,254.7			978.8
Employee related and other provisions		171.7		11,867.9	*		2,003.5

Total-Current	US$	1,474.5	Rs.	101,967.5		Rs.	79,418.5

Non-current
Product warranty	US$	1,460.1	Rs.	100,970.1		Rs.	94,521.6
Legal and product liability		56.6		3,913.1			2,199.5
Provision for residual risk		40.1		2,776.2			2,547.6
Provision for environmental liability		20.0		1,381.2			1,500.5
Employee benefits obligations		119.5		8,263.5			7,380.0
Other provisions		17.9		1,244.4			1,344.1

Total-Non-current	US$	1,714.2	Rs.	118,548.5		Rs.	109,493.3

* Includes employee separation cost provision.

	Year ended March 31,
	2019		2019		2019		2019
	Product Warranty				Legal and product Liability
	(In millions)
Balance at the beginning	US$	2,304.1	Rs.	159,336.6	US$	190.9	Rs.	13,198.7
Adjustment on initial application of IFRS 15 (refer note 2(x))		(19.9)		(1,376.5)		—		—
Provision made during the year		1,507.3		104,237.0 *		211.9		14,654.8
Provision used during the year		(1,244.9)		(86,087.7)		(142.5)		(9,857.3)
Impact of discounting		27.7		1,912.5		—		—
Currency translation		(43.5)		(3,009.3)		(2.0)		(131.9)

Balance at the end	US$	2,530.8	Rs.	175,012.6	US$	258.3	Rs.	17,864.3

Current	US$	1,070.7	Rs.	74,042.5	US$	201.7	Rs.	13,951.2
Non-current	US$	1,460.1	Rs.	100,970.1	US$	56.6	Rs.	3,913.1

* Provision includes estimated recovery from suppliers Rs. (29.6) million.

	Year ended March 31,
	2019		2019		2019		2019
	Provision for residual risk				Provision for environmental liability
	(In millions)
Balance at the beginning	US$	45.8	Rs.	3,169.6	US$	35.9	Rs.	2,479.3
Provision made during the year		10.5		724.9		14.6		1,009.4
Provision used during the year		(3.5)		(239.5)		(11.6)		(799.3)
Currency translation		(0.4)		(27.6)		(0.8)		(53.5)

Balance at the end	US$	52.4	Rs.	3,627.4	US$	38.1	Rs.	2,635.9

Current	US$	12.3	Rs.	851.2	US$	18.1	Rs.	1,254.7
Non-current	US$	40.1	Rs.	2,776.2	US$	20.0	Rs.	1,381.2

25.	Other current liabilities

Other current liabilities consist of the following:

	As at March 31,
	2019		2019		2018
	(In millions)
Contract liabilities (refer note 26 below)	US$	661.9	Rs.	45,773.8	Rs.	37,562.7
Statutory dues		566.0		39,139.0		31,768.3
Others		53.9		3,728.1		2,719.7

Total	US$	1,281.8	Rs.	88,640.9	Rs.	72,050.7

Statutory dues include goods and service tax, sales tax, excise duty and other taxes payable.

26.	Other liabilities - non-current

Other liabilities non-current consist of the following:

	As at March 31,
	2019		2019		2018
	(In millions)
Employee benefit obligations	US$	883.5	Rs.	61,101.2	Rs.	41,007.6
Contract liabilities (refer note below)		675.7		46,730.9		41,116.2
Others		35.6		2,455.1		2,025.5

Total	US$	1,594.8	Rs.	110,287.2	Rs.	84,149.3

Note:

(a)	Statement showing movement of contract liabilities during the year

Year ended March 31, 2019
(In millions)
Opening contract liabilities (regrouped on transition to IFRS 15)	78,678.9
Transition impact of IFRS 15	2,766.9
Amount recognized in revenue during the year	(35,783.9)
Amount received in advance during the year	49,580.5
Amount refunded to customers during the year	(2,175.5)
Reversal of liabilities directly associated with assets held-for-sale	717.7
Currency translation	(1,279.9)

Balance at the end	92,504.7

Performance obligations in respect of amount received for future maintenance service and extended warranty will be fulfilled over a period of 6 years from year ending March 31, 2020 till March 31, 2025.

(b)	Contract liabilities comprise of the following:

As at
March 31, 2019
(In millions)
Advances received from customers - current	17,396.1
Deferred revenue - current	28,377.7
Deferred revenue -Non-current	46,730.9

Total contract liabilities	92,504.7

Until the previous year, Advances received from customers and Deferred revenue were separately presented which currently as per IFRS 15 are presented as Contract liabilities.

27.	Equity

Ordinary shares and ‘A’ Ordinary shares

The movement of number of shares and share capital is as follows:

	Year ended March 31,						Year ended March 31,
	2019						2018								2017
	Ordinary shares			‘A’ Ordinary shares			Ordinary shares				‘A’ Ordinary shares				Ordinary shares			‘A’ Ordinary shares
	No. of shares	(In millions)		No. of shares	(In millions)		No. of shares	(In millions)			No. of shares	(In millions)			No. of shares	(In millions)		No. of shares	(In millions)

Shares at the beginning	2,887,348,694	Rs.	5,775.2	508,502,371	Rs.	1,017.0	2,887,348,428	Rs.	5,775.2		508,502,291	Rs.	1,017.0		2,887,203,602	Rs.	5,774.8	508,476,704	Rs.	1,017.0
Shares issued #	—		—	—		—	266		0.0	*	80		0.0	*	144,826		0.4	25,587		0.0	*

Shares at the end	2,887,348,694	Rs.	5,775.2	508,502,371	Rs.	1,017.0	2,887,348,694	Rs.	5,775.2		508,502,371	Rs.	1,017.0		2,887,348,428	Rs.	5,775.2	508,502,291	Rs.	1,017.0

		US$	83.5		US$	14.7

#	Out of shares held in abeyance - Rights issue of 2001, 2008 and 2015.
*	Amounts less than Rs. 50,000

Authorized share capital

Authorized share capital includes 4,000,000,000 Ordinary shares of Rs. 2 each as at March 31, 2019 (3,500,000,000 Ordinary shares of Rs. 2 each as at March 31, 2018 and 2017 ), 1,000,000,000 ‘A’ Ordinary shares of Rs. 2 each as at March 31, 2019 (1,000,000,000 ‘A’ Ordinary shares of Rs. 2 each as at March 31, 2018 and 2017) and 300,000,000 convertible cumulative preference shares of Rs. 100 each as at March 31, 2019 (300,000,000 convertible cumulative preference shares of Rs. 100 each as at March 31, 2018 and 2017).

Issued and subscribed share capital

Share issued includes partly paid up shares of 570 Ordinary shares of Rs. 2 each as at March 31,2019, 2018 and 2017, respectively.

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

•	In the event of liquidation, the shareholders are eligible to receive the remaining assets of the Company after distribution of all preferential amounts, in proportion to their shareholdings.

28.	Other components of equity

(a)	The movement of Currency translation reserve is as follows:

	Year ended March 31,
	2019		2019		2018		2017
	(In millions)
Balance at the beginning	US$	714.2	Rs.	49,388.8	Rs.	(50,933.2)	Rs.	45,936.6
Exchange differences arising on translating the net assets of foreign operations (net)		(295.2)		(20,414.1)		96,211.5		(93,822.8)
Net change in translation reserve – equity accounted investees (net)		(8.5)		(586.1)		4,110.5		(3,047.0)

Balance at the end	US$	410.5	Rs.	28,388.6	Rs.	49,388.8	Rs.	(50,933.2)

(b)	The movement of Equity instruments held as fair value through other comprehensive income(FVTOCI) is as follows:

	Year ended March 31,
	2019		2019		2018		2017
	(In millions)
Balance at the beginning	US$	—	Rs.	—	Rs.		Rs.
Effect of transition to IFRS 9 (refer note 2(x))		20.1		1,392.8
Other Comprehensive income for the year		6.3		438.1		—		—
Income tax relating to gain/(loss) recognized on equity investments, where applicable		0.1		3.9		—		—
Profit on sale of equity investments reclassified to retained earnings		(0.7)		(49.3)		—		—

Balance at the end	US$	25.8	Rs.	1,785.5	Rs.	—	Rs.	—

(c)	The movement of Available-for-sale investments reserve is as follows:

	Year ended March 31,
	2019		2019		2018		2017
	(In millions)
Balance at the beginning	US$	20.6	Rs.	1,422.1	Rs.	1,062.8	Rs.	274.6
Effect of transition to IFRS 9 (refer note 2(x))		(20.6)		(1,422.1)
Gain/(loss) arising on revaluation of available-for-sale investments (net)		—		—		565.8		905.6
Income tax relating to gain/loss arising on revaluation of available-for-sale investments (net), where applicable		—		—		(16.2)		(16.0)
Cumulative (gain)/loss reclassified to profit or loss on available-for-sale investments (net)		—		—		(169.2)		(143.9)
Income tax relating to cumulative gain/loss reclassified to profit or loss on available-for-sale investments (net), where applicable		—		—		45.2		42.5
Net change in share of available-for-sale investments reserves – equity accounted investees (net)		—		—		(66.3)		—

Balance at the end	US$	—	Rs.	—	Rs.	1,422.1	Rs.	1,062.8

(d)	The movement of Hedging reserve is as follows:

	Year ended March 31,
	2019		2019		2018		2017
	(In millions)
Balance at the beginning	US$	(567.2)	Rs.	(39,224.0)	Rs.	(206,143.3)	Rs.	(84,860.0)
Effect of transition to IFRS 9 (refer note 2(x))		(40.8)		(2,819.8)		—		659.5
Gain/(loss) recognized on cash flow hedges		(1,298.9)		(89,824.6)		104,219.6		(258,874.4)
Income tax relating to gain/loss recognized on cash flow hedges		245.5		16,974.8		(19,598.8)		49,566.0
(Gain)/loss reclassified to profit or loss		1,155.4		79,903.6		101,603.1		109,106.8
Income tax relating to gain/loss reclassified to profit or loss		(219.5)		(15,181.1)		(19,304.6)		(21,741.2)
Amount reclassed from Hedge reserve to Inventory on maturity of inventory hedges		(187.4)		(12,959.4)		—		—
Tax on amount reclassed from Hedge reserve to Inventory on maturity of inventory hedges		35.7		2,462.3		—		—

Balance at the end	US$	(877.2)	Rs.	(60,668.2)	Rs.	(39,224.0)	Rs.	(206,143.3)

(e)	The movement of Cost of Hedging reserve is as follows:

	Year ended March 31,
	2019		2019		2018		2017
	(In millions)
Balance at the beginning	US$	(64.7)	Rs.	(4,473.1)	Rs.	(6,704.6)	Rs.	—
Effect of transition to IFRS 9 (refer note 2(x))		3.0		204.8		—		(3,140.5)
Gain/(loss) recognized on cash flow hedges		(10.8)		(746.6)		1,873.5		(4,084.8)
Income tax relating to gain/loss recognized on cash flow hedges		3.0		207.5		(398.2)		752.1
(Gain)/loss reclassified to profit or loss		9.5		659.3		933.6		(289.3)
Income tax relating to gain/loss reclassified to profit or loss		(1.8)		(125.3)		(177.4)		57.9
Amounts removed from hedge reserve and recognized in inventory		25.0		1,727.8		—		—
Income tax related to amounts removed from hedge reserve and recognized in inventory		(4.7)		(328.3)		—		—

Balance at the end	US$	(41.5)	Rs.	(2,873.9)	Rs.	(4,473.1)	Rs.	(6,704.6)

(f)	Summary of Other components of equity:

	Year ended March 31,
	2019		2019		2018		2017
	(In millions)
Currency translation reserve	US$	410.5	Rs.	28,388.6	Rs.	49,388.8	Rs.	(50,933.2)
Available-for-sale investments reserve		—		—		1,422.1		1,062.8
Investments reserve		25.8		1,785.5		—		—
Hedging reserve		(877.2)		(60,668.2)		(39,224.0)		(206,143.3)
Cost of hedge reserve		(41.6)		(2,873.9)		(4,473.1)		(6,704.6)

Total	US$	(482.5)	Rs.	(33,368.0)	Rs.	7,113.8	Rs.	(262,718.3)

29.	Notes to reserves and dividends

Additional paid-in capital

The amount received in excess of face value of the equity shares is recognized in additional paid-in capital.

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

Cost of hedge reserve

Fair value gain/(loss) attributable to cost of hedge on all financial instruments designated in cash flow hedge relationship are accumulated in cost of hedge reserve.

Dividends

The final dividend is recommended by the Board of Directors and is recorded in the books of account upon its approval by the shareholders. For the year ended March 31, 2019, 2018 and 2017, considering the accumulated losses in the Tata Motors Limited standalone financial statements, no dividend was permitted to be paid to the members, as per the Companies Act, 2013 and the rules framed thereunder.

Share-based payments reserve

Share-based payments reserve represents amount of fair value, as on the date of grant, of unvested options and vested options not exercised till date, that have been recognized as expense in the income statement till date.

Reserve for equity investments through other comprehensive income

Fair value gain / (loss) arising on equity investments that are designated as held at fair value through other comprehensive income is included here.

30.	Revenue

Revenue for fiscal 2019 consists of the following:

	Year ended March 31,
	2019		2019
	(In millions)
Sale of products
- Sale of vehicles	US$	37,260.1	Rs.	2,576,720.5
- Sale of spare parts		3,476.3		240,405.0
- Sale of miscellaneous products		1,655.0		114,449.7
Sale of Services		406.2		28,091.7
Others (Incentives) (refer note 2(x))		—		—

Total	US$	42,797.6	Rs.	2,959,666.9

31.	Employee cost

Employee cost consists of the following:

	Year ended March 31,
	2019		2019		2018		2017
	(In millions)
Salaries, wages and welfare expenses	US$	4,589.8	Rs.	317,406.0	Rs.	270,441.8	Rs.	255,325.7
Contribution to provident fund and other funds		417.2		28,855.1		32,183.0		28,262.3

Total	US$	5,007.0	Rs.	346,261.1	Rs.	302,624.8	Rs.	283,588.0

Share based payments

Long Term Incentive Plan

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

The amount recognized in relation to the LTIP was Rs. 91.8 million, Rs. 85.5 million and Rs. 701.3 million for the years ended March 31, 2019, 2018 and 2017, respectively. The Company considers these amounts as insignificant and accordingly has not provided further disclosures as required by IFRS 2 “Share-based Payment”.

Employee Stock Options

The Company has alloted stock options to certain employees during the year ended March 31, 2019, under Tata Motors Limited Employee Stock Options Scheme 2018 approved by the Nomination and Remuneration Committee (NRC).

As per the scheme, the number of shares that will vest is conditional upon certain performance measures determined by NRC. The performance is measured over vesting period of the options granted which ranges from 3 to 5 years. Service period ranges from 3 to 5 years and the options would not vest with the employees if employment is discontinued with the Company or any Tata Company before vesting. The performance measures under this scheme include growth in sales, earnings and Free Cash Flow. The options granted under this scheme are exercisable by employees till one year from date of its vesting.

The Company has granted 78,12,427 number of options during the year ended March 31, 2019 at an exercise price of ₹ 345/-. Option granted will vest equally each year starting from 3 years to 5 years from date of grant. Number of shares that will vest range from 0.5 to 1.5 per option granted depending on performance measures.

Year ended March 31, 2019
Options outstanding at the beginning of the year	—
Granted during the year	7,812,427
Forfeited/Expired during the year	—
Exercised during the year	—
Outstanding at the end of the year	7,812,427
Maximum/Minimum number of shares to be issued for outstanding options (conditional on performance measures)	11,718,641/3,906,214

The Company has estimated fair value of options using Black Scholes model and recognized an amount of Rs. 84.4 million in employee cost. The following assumptions were used for calculation of fair value of options granted during the year ended March 31, 2019.

Assumption factor	Estimate
Risk free rate	7%-8%
Expected life of option	4-6 years
Expected volatility	33%-37%

32.	Other expenses

Other expenses consist of the following:

	Year ended March 31,
	2019		2019	2018	2017
	(In millions)
Stores, spare parts and tools consumed	US$	353.4	Rs.24,441.5	Rs.22,105.6	Rs.24,191.1
Freight and transportation expenses (refer note 2(x))		1,128.5	78,044.7	114,840.9	103,534.4
Research and product development cost		610.9	42,245.7	35,318.7	34,135.7
Warranty and product liability expenses		1,719.6	118,921.4	69,978.9	85,866.4
Allowance for trade and other receivables, and finance receivables		77.3	5,344.3	400.9	7,359.5
Works operation and other expenses		3,747.1	259,133.9	261,407.3	232,674.8
Repairs to building and plant and machinery		88.4	6,115.7	6,189.7	6,273.2
Processing charges		236.3	16,343.6	13,390.8	11,720.3
Power and fuel		229.3	15,859.3	13,080.8	11,598.2
Insurance		51.4	3,552.3	3,355.9	4,121.2
Publicity		1,262.5	87,296.3	89,685.9	86,986.8

Total	US$	9,504.7	Rs.657,298.7	Rs.629,755.4	Rs.608,461.6

33.	Other income/(loss) (net)

Other income/(loss) (net) consist of the following:

	Year ended March 31,
	2019		2019	2018	2017
	(In millions)
Miscellaneous income	US$	245.0	Rs.16,941.8	Rs.32,508.0	Rs.25,143.9
Incentives		145.1	10,035.3	11,499.6	3,331.1
Gain / (Loss) on change in fair value of commodity derivatives		12.3	847.5	2,146.3	9,184.0
Dividend income and income on mutual funds		2.5	172.8	157.7	105.1
Gain/(loss) on sale, change in fair value of available-for-sale investments (net)		—	—	1,561.7	1,826.0
Profit on sale of investments measured at FVTPL		18.6	1,286.1	—	—
Profit on sale of investment in a subsidiary company (note below)		54.5	3,769.8	—	—
MTM on investments measured at FVTPL		34.5	2,385.4	—	—

Total	US$	512.5	Rs.35,438.7	Rs.47,873.3	Rs.39,590.1

Note:

During the year ended March 31, 2019, the Company has sold investment in TAL Manufacturing Solutions Limited to Tata Advanced Systems Ltd.

34.	Interest expense (net)

Interest expense (net) consists of the following:

	Year ended March 31,
	2019		2019	2018	2017
	(In millions)
Gross interest expense	US$	1,051.5	Rs.72,714.5	Rs.59,734.5	Rs.55,306.7
Less: Interest capitalized *		(218.8)	(15,128.5)	(12,943.2)	(12,941.0)

Total	US$	832.7	Rs.57,586.0	Rs.46,791.3	Rs.42,365.7

*	Represents borrowing costs capitalized during the year on qualifying assets (property plant and equipment and product development).

The weighted average rate for capitalization of interest relating to general borrowings was approximately 5.4%, 4.3% and 4.4% for the years ended March 31, 2019, 2018 and 2017, respectively.

35.	Employee benefits

Defined Benefit Plan

Pension and post retirement medical plans

The following table sets out the funded and unfunded status and the amounts recognized in the financial statements for the pension and the post retirement medical plans in respect of Tata Motors, its Indian subsidiaries and joint operations:

	As at March 31,
	Pension benefits						Post retirement medical benefits
	2019		2019		2018		2019		2019		2018
	(In millions)
Change in defined benefit obligations :
Defined benefit obligation, beginning of the year	US$	148.2	Rs.	10,247.9	Rs.	9,807.6	US$	22.3	Rs.	1,540.5	Rs.	1,838.6
Current service cost		10.8		746.3		722.5		1.2		80.4		102.0
Interest cost		10.9		757.0		687.6		1.7		115.1		130.6
Remeasurements (gains) / losses
Actuarial (gains) / losses arising from changes in demographic assumptions		(0.2)		(11.9)		(160.3)		—		—		(114.0)
Actuarial (gains) / losses arising from changes in financial assumptions		2.1		141.9		228.8		1.2		81.1		(27.0)
Actuarial (gains) / losses arising from changes in experience adjustments		8.6		592.7		105.0		(2.2)		(150.3)		(289.6)
Benefits paid from plan assets		(10.3)		(713.1)		(1,168.5)		—		—		—
Benefits paid directly by employer		(0.8)		(58.2)		(59.8)		(1.4)		(94.2)		(100.1)
Past service cost plan amendment		0.1		3.9		85.0		(0.3)		(19.9)		—
Acquisition/(Divestment)		(0.3)		(23.9)		—		(0.3)		(18.7)		—

Defined benefit obligation, end of the year	US$	169.1	Rs.	11,682.6	Rs.	10,247.9	US$	22.2	Rs.	1,534.0	Rs.	1,540.5

Change in plan assets:
Fair value of plan assets, beginning of the year	US$	131.1	Rs.	9,060.4	Rs.	8,417.8	US$	—	Rs.	—	Rs.	—
Interest income		10.4		716.0		633.3		—		—		—
Remeasurements gains / (losses)
Return on plan assets, (excluding amount included in net Interest cost)		0.4		27.0		(26.9)		—		—		—
Employer’s contributions		17.0		1,172.6		1,204.7		—		—		—
Benefits paid		(10.3)		(713.1)		(1,168.5)		—		—		—
Acquisition/(Divestment)		(0.2)		(12.5)		—

Fair value of plan assets, end of the year	US$	148.4	Rs.	10,250.4	Rs.	9,060.4	US$	—	Rs.	—	Rs.	—

	As at March 31,
	Pension benefits						Post retirement medical benefits
	2019		2019		2018		2019		2019		2018
	(In millions)
Amount recognized in the balance sheet consists of:
Present value of defined benefit obligation	US$	169.1	Rs.	11,682.6	Rs.	10,247.9	US$	22.2	Rs.	1,534.0	Rs.	1,540.5
Fair value of plan assets		148.4		10,250.4		9,060.4		—		—		—

Net liability	US$	(20.7)	Rs.	(1,432.2)	Rs.	(1,187.5)	US$	(22.2)	Rs.	(1,534.0)	Rs.	(1,540.5)

Amounts in the balance sheet:
Non–current assets	US$	0.2	Rs.	16.4		15.7	US$	—	Rs.	—	Rs.	—
Non–current liabilities		(20.9)		(1,448.6)		(1,069.8)		(22.2)		(1,534.0)		(1,420.1)
Liabilities for assets classified as held for sale		—		—		(133.4)		—		—		(120.4)

Net liability	US$	(20.7)	Rs.	(1,432.2)	Rs.	(1,187.5)	US$	(22.2)	Rs.	(1,534.0)	Rs.	(1,540.5)

Total amount recognized in other comprehensive income consists of:

	As at March 31,
	Pension benefits					Post retirement medical benefits
	2019		2019	2018	2017	2019		2019	2018	2017
	(In millions)
Remeasurements (gains) / losses	US$	44.4	Rs. 3,068.2	Rs. 2,372.5	Rs. 2,172.1	US$	(1.7)	Rs. (120.9)	Rs. (51.7)	Rs. 378.9

	US$	44.4	Rs. 3,068.2	Rs. 2,372.5	Rs. 2,172.1	US$	(1.7)	Rs. (120.9)	Rs. (51.7)	Rs. 378.9

Information for funded plans with a defined benefit obligation in excess of plan assets:

	As at March 31,
	Pension benefits
	2019		2019	2018
	(In millions)
Defined benefit obligation	US$	142.2	Rs. 9,837.0	Rs. 1,410.8
Fair value of plan assets	US$	139.0	Rs. 9,612.3	Rs. 1,262.9

Information for funded plans with a defined benefit obligation less than plan assets:

	As at March 31,
	Pension benefits
	2019		2019	2018
	(In millions)
Defined benefit obligation	US$	9.0	Rs. 621.7	Rs. 7,781.8
Fair value of plan assets	US$	9.2	Rs. 638.1	Rs. 7,797.5

Information for unfunded plans:

	As at March 31,
	Pension benefits				Post retirement medical benefits
	2019		2019	2018	2019		2019	2018
	(In millions)
Defined benefit obligation	US$	17.7	Rs. 1,223.9	Rs. 1,055.3	US$	22.2	Rs. 1,534.0	Rs. 1,540.5

Net pension and post retirement medical cost consist of the following components:

	Year ended March 31,
	Pension benefits								Post retirement medical benefits
	2019		2019		2018		2017		2019		2019		2018		2017
	(In millions)
Service cost	US$	10.8	Rs.	746.3	Rs.	722.5	Rs.	657.1	US$	1.2		80.4	Rs.	102.0	Rs.	81.9
Past Service cost— Plan amendment		0.1		3.9		85.0		—		(0.3)		(19.9)		—		—
Net interest cost / (income)		0.5		41.0		54.3		94.6		1.6		115.1		130.6		123.3

Net periodic cost	US$	11.4	Rs.	791.2	Rs.	861.8	Rs.	751.7	US$	2.5	Rs.	175.6	Rs.	232.6	Rs.	205.2

Other changes in plan assets and benefit obligation recognized in other comprehensive income.

	Year ended March 31,
	Pension benefits								Post retirement medical benefits
	2019		2019		2018		2017		2019		2019		2018		2017
	(In millions)
Remeasurements (gains) / losses
Return on plan assets, (excluding amount included in net Interest expense)	US$	(0.4)	Rs.	(27.0)	Rs.	26.9	Rs.	(264.1)	US$	—	Rs.	—	Rs.	—	Rs.	—
Actuarial (gains) / losses arising from changes in demographic assumptions		(0.2)		(11.9)		(160.3)		(9.6)		—		—		(114.0)		21.7
Actuarial (gains) / losses arising from changes in financial assumptions		2.1		141.9		228.8		160.1		1.2		81.1		(27.0)		218.2
Actuarial (gains) / losses arising from changes in experience adjustments on plan liabilities		8.6		592.7		105.0		(65.0)		(2.2)		(150.3)		(289.6)		(104.6)

Total recognized in other comprehensive income	US$	10.1	Rs.	695.7	Rs.	200.4	Rs.	(178.6)	US$	(1.0)	Rs.	(69.2)	Rs.	(430.6)	Rs.	135.3

Total recognized in income statement and statement of other comprehensive income	US$	21.5	Rs.	1,486.9	Rs.	1,062.2	Rs.	573.1	US$	1.5	Rs.	106.4	Rs.	(198.0)	Rs.	340.5

The assumptions used in accounting for the pension and post retirement medical plans are set out below:

	As at March 31,
	Pension benefits			Post retirement medical benefits
	2019	2018	2017	2019	2018	2017
Discount rate	6.75% - 7.70%	7.50% - 8.00%	6.75% - 7.50%	7.60%	8.00%	7.30%
Rate of increase in compensation level of covered employees	5.75% - 12.0%	5.00% - 12.00%	4.00% - 11.00%	NA	NA	NA
Increase in health care cost	NA	NA	NA	6.00%	6.00%	6.00%

Plan Assets

The fair value of Company’s pension plan asset as of March 31, 2019 and 2018 by category are as follows:

	Pension benefits
	Plan assets as of March 31
	2019	2018
Asset category:
Cash and cash equivalents	6.5%	6.0%
Debt instruments (quoted)	66.9%	68.4%
Debt instruments (unquoted)	0.9%	0.3%
Equity instruments (quoted)	2.6%	1.7%
Deposits with Insurance companies	23.1%	23.6%

	100.0%	100.0%

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

The weighted average duration of the defined benefit obligation as at March 31, 2019 is 14.41 years (2018 : 14.51 years)

The Company expects to contribute Rs. 966.7 million to the funded pension plans in Fiscal 2020.

The table below outlines the effect on the service cost, the interest cost and the defined benefit obligation in the event of a decrease/increase of 1% in the assumed rate of discount rate, salary escalation and health care cost:

Assumption	Change in assumption	Impact on defined benefit obligation	Impact on service cost and interest cost
Discount rate	Increase by 1% Decrease by 1%	Decrease by Rs. 845.5 million Increase by Rs. 951.2 million	Decrease by Rs. 193.4 million Increase by Rs. 206.2 million

Salary escalation rate	Increase by 1% Decrease by 1%	Increase by Rs. 913.1 million Decrease by Rs. 810.2 million	Increase by Rs. 216.6 million Decrease by Rs. 190.3 million

Health care cost	Increase by 1% Decrease by 1%	Increase by Rs. 193.4 million Decrease by Rs.162.6 million	Increase by Rs. 42.7 million Decrease by Rs. 39.7 million

Severance indemnity plan

Severance indemnity is a funded plan of Tata Daewoo Commercial Vehicles Limited (TDCV), a subsidiary of Tata Motors Limited.

The following table sets out, the amounts recognized in the financial statements for the severance indemnity plan.

	As at March 31,
	2019		2019		2018
	(In millions)
Change in defined benefit obligation:
Defined benefit obligation, beginning of the year	US$	61.5	Rs.	4,256.3	Rs.	3,482.6
Service cost		7.6		525.2		452.6
Interest cost		1.6		111.3		79.0
Remeasurements (gains) / losses -
Actuarial (gains) / losses arising from changes in financial assumptions		5.3		368.3		(1.4)
Actuarial (gains) / losses arising from changes in experience adjustments on plan liabilities		(3.1)		(213.4)		147.0
Benefits paid from plan assets		(10.7)		(738.9)		(70.8)
Benefits paid directly by employer		(1.3)		(89.5)		(34.9)
Foreign currency translation		0.1		4.0		202.2

Defined benefit obligation, end of the year	US$	61.0	Rs.	4,223.3	Rs.	4,256.3

Change in plan assets:
Fair value of plan assets, beginning of the year	US$	58.6		4,053.6		3,245.3
Interest income		1.6		109.7		81.5
Remeasurements gain / (loss)
Return on plan assets, (excluding amount included in net Interest expense)		(0.9)		(59.9)		(51.3)
Employer’s contributions		3.2		219.7		656.4
Benefits paid		(10.7)		(738.9)		(70.8)
Foreign currency translation		0.2		16.5		192.5

Fair value of plan assets, end of the year	US$	52.0	Rs.	3,600.7	Rs.	4,053.6

	As at March 31,
	2019		2019		2018
	(In millions)
Amount recognized in the balance sheet consist of:
Present value of defined benefit obligation	US$	61.0	Rs.	4,223.3	Rs.	4,256.3
Fair value of plan assets		52.0		3,600.7		4,053.6

Net liability	US$	(9.0)	Rs.	(622.6)	Rs.	(202.7)

Amounts in the balance sheet:
Non- current liabilities	US$	(9.0)	Rs.	(622.6)	Rs.	(202.7)

Total amount recognized in other comprehensive income for severance indemnity consists of:

	As at March 31,
	2019		2019	2018	2017
			(In millions)
Remeasurements (gains) / losses	US$	(5.7)	Rs. (396.3)	Rs. (611.1)	Rs. (808.0)

	US$	(5.7)	Rs. (396.3)	Rs. (611.1)	Rs. (808.0)

Net severance indemnity cost consist of the following components:

	Year ended March 31,
	2019		2019		2018		2017
	(In millions)
Service cost	US$	7.6	Rs.	525.2	Rs.	452.6	Rs.	486.2
Net interest cost		—		1.6		(2.5)		7.6

Net periodic pension cost	US$	7.6	Rs.	526.8	Rs.	450.1	Rs.	493.8

Other changes in plan assets and benefit obligation recognized in other comprehensive income for severance indemnity plan:

	As at March 31,
	2019		2019		2018		2017
	(In millions)
Remeasurements (gains) / losses
Return on plan assets, (excluding amount included in net Interest expense)	US$	0.9	Rs.	59.9	Rs.	51.3	Rs.	25.4
Actuarial (gains) / losses arising from changes in financial assumptions		5.3		368.3		(1.4)		(156.5)
Actuarial (gains) / losses arising from changes in experience adjustments on plan liabilities		(3.1)		(213.4)		147.0		(195.3)

Total recognized in other comprehensive income	US$	3.1	Rs.	214.8	Rs.	196.9	Rs.	(326.4)

Total recognized in income statement and other comprehensive income	US$	10.7	Rs.	741.6	Rs.	647.0	Rs.	167.4

The assumptions used in accounting for the Severance indemnity plan is set out below:

	As at March 31,
	2019	2018	2017
Discount rate	2.0%	2.8%	2.3%
Rate of increase in compensation level of covered employees	3.5%	3.5%	3.0%

The table below outlines the effect on the service cost, the interest cost and the defined benefit obligation in the event of a decrease/increase of 1% in the assumed rate of discount rate, salary escalation rate:

Assumption	Change in assumption	Impact on defined benefit obligation	Impact on service cost
and interest cost
Discount rate	Increase by 1% Decrease by 1%	Decrease by Rs. 440.1 millions Increase by Rs. 516.2 millions	Decrease by Rs. 123.2 millions Increase by Rs. 135.6 millions
Salary escalation rate	Increase by 1% Decrease by 1%	Increase by Rs. 503.0 millions Decrease by Rs. 438.2 millions	Increase by Rs. 148.6 millions Decrease by Rs. 128.4 millions

Severance indemnity plans asset allocation by category is as follows:

	As at March 31,
	2019	2018
Deposit with banks	100%	100%

The weighted average duration of the defined benefit obligation as at March 31, 2019 is 11.0 years (2018 : 10.7 years)

The Company expects to contribute Rs. 179.1 million to the funded severance indemnity plans in Fiscal 2020.

Jaguar Land Rover Pension plan

Jaguar Land Rover Ltd UK, have pension arrangements providing for qualifying employees with defined benefits related to pay and service as set out in the rules of each fund.

The UK defined benefit schemes are administered by a separate fund that is legally separated from the Company. The trustees of the pension scheme, are required by law to act in the interest of the fund, and of all relevant stakeholders in the scheme, and are responsible for the investment policy with regard to the assets of the schemes and all other governance matters. The board of trustees must be composed of representatives of the Company and plan participants in accordance with the plan’s regulations.

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

Inflation risk

Some of the Company’s pension obligations are linked to inflation, and higher inflation will lead to higher liabilities (although, in most cases, caps on the level of inflationary increases are in place to protect the plan against high inflation). The plans hold a significant proportion of assets in index linked gilts, together with other inflation hedging instruments and also assets which are more closely correlated with inflation. However an increase in inflation will also increase the deficit to some degree.

Life expectancy

The majority of the plan’s obligations are to provide benefits for the life of the member, so increases in life expectancy will result in an increase in the plan’s liabilities. This is particularly significant in the UK defined benefit plans, where inflationary increases result in higher sensitivity to changes in life expectancy.

The following table sets out the disclosure pertaining to employee benefits of Jaguar Land Rover Limited

	As at March 31,
	Pension benefits
	2019		2019		2018
	(In millions)
Change in defined benefit obligation:
Defined benefit obligation, beginning of the year	US$	11,102.6	Rs.	767,800.4	Rs.	806,676.9
Service cost		209.5		14,490.5		18,561.3
Interest cost		286.5		19,814.7		20,584.3
Remeasurements (gains) / losses
Actuarial (gains) / losses arising from changes in demographic assumptions		(65.5)		(4,533.1)		(17,990.4)
Actuarial (gains) / losses arising from changes in financial assumptions		718.0		49,653.7		(30,177.8)
Actuarial (gains) / losses arising from changes in experience adjustments on plan liabilities		47.4		3,276.9		(8,487.5)
Past service cost/(credit)		54.9		3,799.0		(36,090.1)
Plan settlement		—		—		(1,807.6)
Benefits paid		(818.1)		(56,573.7)		(84,441.3)
Member contributions		2.0		135.8		324.8
Foreign currency translation		(219.8)		(15,199.3)		100,647.8

Defined benefit obligation, end of the year	US$	11,317.5	Rs.	782,664.9	Rs.	767,800.4

Change in plan assets:
Fair value of plan assets, beginning of the year	US$	10,518.1	Rs.	727,378.9	Rs.	688,454.9
Interest Income		275.3		19,040.2		18,661.3
Remeasurements gains / (losses)
Return on plan assets, (excluding amount included in net Interest expense)		341.6		23,626.2		(9,974.6)
Employer’s contributions		348.2		24,078.1		24,554.2
Members contributions		2.0		135.8		324.8
Plan settlement		—		—		(1,749.5)
Benefits paid		(818.1)		(56,573.7)		(84,441.3)
Expenses paid		(17.2)		(1,186.5)		(777.7)
Foreign currency translation		(203.9)		(14,098.0)		92,326.9

Fair value of plan assets, end of the year	US$	10,446.0	Rs.	722,401.0	Rs.	727,378.9

	As at March 31,
	Pension benefits
	2019		2019		2018
	(In millions)
Amount recognized in the balance sheet consist of:
Present value of defined benefit obligation	US$	11,317.5	Rs.	782,664.9	Rs.	767,800.4
Fair value of plan Assets		10,446.0		722,401.0		727,378.9

Net liability	US$	(871.5)	Rs.	(60,263.9)	Rs.	(40,421.5)

Amount recognized in the balance sheet consist of:
Non- current assets	US$	—	Rs.	—	Rs.	—
Non -current liabilities		(871.5)		(60,263.9)		(40,421.5)

Net liability	US$	(871.5)	Rs.	(60,263.9)	Rs.	(40,421.5)

Total amount recognized in other comprehensive income consists of:

	As at March 31,
	Pension benefits
	2019		2019		2018		2017
	(In millions)
Remeasurements (gains) / losses	US$	2,212.2	Rs.	152,983.4	Rs.	128,212.1	Rs.	174,893.2
Restriction of Pension asset (as per IFRIC 14)		(201.4)		(13,928.1)		(13,928.1)		(13,928.1)
Onerous obligation, excluding amounts included in interest expenses		(125.1)		(8,650.4)		(8,650.4)		(8,650.4)

	US$	1,885.7	Rs.	130,404.9	Rs.	105,633.6	Rs.	152,314.7

Net pension and post retirement cost consist of the following components:

	Year ended March 31,
	Pension benefits
	2019		2019		2018		2017
	(In millions)
Current service cost	US$	209.5	Rs.	14,490.5	Rs.	18,561.3	Rs.	17,357.3
Past service cost/(credit)		54.9		3,799.0		(36,090.1)		—
Administrative expenses		17.2		1,186.5		777.7		789.0
Plan settlement		—		—		(58.1)		—
Net interest cost / (income) (including onerous obligations)		11.2		774.5		1,923.0		1,490.3

Net periodic pension cost	US$	292.8	Rs.	20,250.5	Rs.	(14,886.2)	Rs.	19,636.6

Amount recognized in other comprehensive income

	Year ended March 31,
	Pension benefits
	2019		2019		2018		2017
	(In millions)
Remeasurements (gains) / losses
Actuarial (gains) / losses arising from changes in demographic assumptions	US$	(65.5)	Rs.	(4,533.1)	Rs.	(17,990.4)	Rs.	(6,662.4)
Actuarial (gains) / losses arising from changes in financial assumptions		718.0		49,653.7		(30,177.8)		204,693.3
Actuarial (gains) / losses arising from changes in experience adjustments on plan liabilities		47.4		3,276.9		(8,487.5)		(18,672.2)
Return on plan assets, (excluding amount included in net Interest expense)		(341.6)		(23,626.2)		9,974.6		(100,724.9)
Change in onerous obligation, excluding amounts included in interest expenses		—		—		—		(175.3)

Total recognized in other comprehensive income	US$	358.3	Rs.	24,771.3	Rs.	(46,681.1)	Rs.	78,458.5

Total recognized in income statement and other comprehensive income	US$	651.1	Rs.	45,021.8	Rs.	(61,567.3)	Rs.	98,095.1

The assumptions used in accounting for the pension plans are set out below:

	As at March 31,
	Pension benefits
	2019	2018	2017
Discount rate	2.4%	2.70%	2.60%
Expected rate of increase in compensation level of covered employees	2.4%	2.30%	3.70%
Inflation increase	3.2%	3.10%	3.20%
The assumed life expectations on retirement at age 65 are (years)
Retiring today :
Males	21.0	21.3	21.5
Females	23.2	23.4	24.5
Retiring in 20 years :
Males	22.4	22.5	23.3
Females	25.1	25.1	26.3

For the valuation as at March 31, 2019, the mortality assumptions used are the SAPS table, in particular S2PxA tables and the Light Table for members of the Jaguar Executive Pension Plan. For the Jaguar Pension Plan, scaling factor of 112% to 118% have been used for male members and scaling factor of 101% to 112% have been used for female members. For the Land Rover Pension Scheme, scaling factor of 107% to 112% have been used for male members and scaling factor of 101% to 109% have been used for female members. For the Jaguar Executive Pension Plan, an average scaling factor of 94% has been used for male members and an average scaling factor of 84% has been used for female members.

For the valuation at March 31, 2018, the mortality assumptions used are the SAPS based table, in particular S2PxA tables and the Light table for members of the Jaguar Executive Pension Plan. For the Jaguar Pension Plan, scaling factors of 113 % to 119 % have been used for male members and scaling factors of 102 % to 114 % have been used for female members. For the Land Rover Pension Scheme, scaling factors of 108 % to 113 % have been used for male members and scaling factors of 102 % to 111 % have been used for female members. For the Jaguar Executive Pension Plan, an average scaling factor of 95 % has been used for male members and an average scaling factor of 85 % has been used for female members.

For the valuation at March 31, 2017 the mortality assumptions used are the SAPS base table, in particular S2NxA tables and the Light table for members of the Jaguar Executive Pension Plan. A scaling factor of 120% for males and 110% for females has been used for the Jaguar Pension Plan, 115% for males and 105% for females for the Land Rover Pension Scheme and 95% for males and 85% for females for Jaguar Executive Pension Plan.

There is an allowance for future improvements in line with the CMI (2018) projections and an allowance for long-term improvements of 1.25% per annum (2018, CMI (2017) projections with 1.25% per annum improvements).

Pension plans asset allocation by category is as follows:

	As at March 31,
	2019			2018
	Quoted *	Unquoted	Total	Quoted *	Unquoted	Total
	(In millions)
Equity Instruments
Information Technology	7,166.5	—	7,166.5	12,181.6	—	12,181.6
Energy	3,047.5	—	3,047.5	5,167.9	—	5,167.9
Manufacturing	5,223.0	—	5,223.0	8,859.3	—	8,859.3
Financials	8,224.1	—	8,224.1	13,935.0	—	13,935.0
Others	22,724.1	—	22,724.1	38,482.7	—	38,482.7

	46,385.2	—	46,385.2	78,626.5	—	78,626.5

Debt Instruments
Government	227,093.5	—	227,093.5	351,696.7	—	351,696.7
Corporate Bonds (Investment Grade)	13,519.8	153,280.4	166,800.2	1,845.7	169,434.6	171,280.3
Corporate Bonds (Non Investment Grade)	—	55,472.6	55,472.6	—	53,894.2	53,894.2

	240,613.3	208,753.0	449,366.3	353,542.4	223,328.8	576,871.2

Property Funds
UK	—	22,112.6	22,112.6	—	15,227.0	15,227.0
Other	—	20,763.6	20,763.6	—	14,765.5	14,765.5

	—	42,876.2	42,876.2	—	29,992.5	29,992.5

Cash and Cash equivalents	19,047.9	—	19,047.9	20,109.4	—	20,109.4

Other
Hedge Funds	—	28,032.9	28,032.9	—	32,853.3	32,853.3
Private Markets	381.7	30,392.9	30,774.6	184.6	23,255.7	23,440.3
Alternatives	1,394.7	73,373.0	74,767.7	43,373.8	19,748.9	63,122.7

	1,776.4	131,798.8	133,575.2	43,558.4	75,857.9	119,416.3

Derivatives
Foreign exchange contracts	—	1,478.2	1,478.2	—	92.3	92.3
Interest Rate and inflation	—	29,672.0	29,672.0	—	21,041.0	21,041.0

	—	31,150.2	31,150.2	—	21,133.3	21,133.3

Collateralized debt obligations	—		—	—	(118,770.3)	(118,770.3)

	—	—	—	—	(118,770.3)	(118,770.3)

Total	307,822.8	414,578.2	722,401.0	495,836.7	231,542.2	727,378.9

*	determined on the basis of quoted prices for identical assets or liabilities in active markets.

The split of Level 1 assets is 62% (2018: 71%), Level 2 assets 24% (2018: 20%) and Level 3 assets 14% (2018: 9%). Private market holdings are classified as Level 3 instruments. Included in the value for Government securities, Interest Rate and Inflation derivatives are Repo transactions, as noted above.

The sensitivity analysis below is based on a change in an assumption while holding all other assumptions constant. In practice, this is unlikely to occur, and changes in some of the assumptions may be correlated. When calculating the sensitivity of the defined benefit obligation to significant actuarial assumptions the same method (present value of the defined benefit obligation calculated with the projected unit credit method at the end of the reporting period) has been applied as when calculating the pension liability recognized within the consolidated balance sheet.

Assumption	Change in assumption	Impact on defined benefit obligation	Impact on service cost and interest cost
Discount rate	Increase / decrease by 0.25%	Decrease/increase by Rs. 38,521.3 million	Decrease/increase by Rs 761.6 million
Inflation rate	Increase / decrease by 0.25%	Increase/decrease by Rs. 33,398.4 million	Increase/decrease by Rs. 724.9 million
Mortality rate	Increase / decrease by 1 year	Increase/decrease by Rs. 27,732.4 million	Increase/decrease by Rs. 468.0 million

Jaguar Land Rover contributes towards the UK defined benefit schemes. Following the April 5, 2015 valuations, it is intended to eliminate the pension scheme funding deficits over the 10 years following the valuation date. As at March 31, 2019, there is no additional liability; however, following the changes to the defined befenfit schemes’ rules in April 2017, an additional obligation may arise in the future. The current agreed contribution rate for defined benefit accrual is 31% of pensionable salaries in the UK. Deficit contribution levels remain in line with the schedule of contributions agreed follwoing the 2015 statutory valuation. Both the ongoing and deficit contribution rates these are expected to reduce following the completion of the 2019 statutory valuation during 2020.

The average duration of the benefit obligation at March 31, 2019 is 19.00 years (2018: 20.04 years).

With the new benefit structure effective April 6, 2017, the expected net periodic pension cost for the year ended March 31, 2020 is Rs.15,042.8 million. The Company expects to pay Rs. 20,187.3 million to its defined benefit schemes in the year ended March 31, 2020.

During the year ended March 31, 2019, the High Court in United Kingdom ruled that pension schemes are required to equalize male and female members benefit for the inequalities within guaranteed minimum pension (GMP) earned between May 17, 1990 and April 5, 1997. Based on this, the Company reassessed its obligations under its existing Jaguar Land Rover pension plans and recorded an additional liability of an amount of GBP 16.5 million (Rs. 1,479.3 million) as past service costs during the year ended March 31, 2019.

On April 3, 2017, Jaguar Land Rover Automotive Plc approved and communicated to its Defined Benefit schemes’ members that the defined benefit schemes’ rules were to be amended with effect from April 6, 2017 so that, amongst other changes, retirement benefits will be calculated on a career average basis rather than based upon a member’s final salary at retirement. These changes were effective from April 6, 2017 and as a result of the re-measurement of the scheme’s liabilities, a past service credit of Rs. 36,090.1 million was recognized in year ended March 31, 2018.

Defined contribution plan

The Company’s contribution to defined contribution plans aggregated Rs. 11,862.1 million, Rs.8,995.9 million and Rs.7,549.5 million for years ended March 31, 2019, 2018 and 2017, respectively.

36.	Commitments and contingencies

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

As at March 31, 2019, there are matters and/or disputes pending in appeal amounting to Rs 5,410 million, which includes Rs. 772 million in respect of equity accounted investees (Rs.3,031 million, which includes Rs.22 million in respect of equity accounted investees as at March 31, 2018).

Customs, Excise Duty and Service Tax

As at March 31, 2019, there are pending litigations for various matters relating to customs, excise duty and service taxes involving demands, including interest and penalties, of Rs. 10,240 million, which includes Rs. 61 million in respect of equity accounted investees (Rs.16,717 million, which includes Rs.50 million in respect of equity accounted investees, as at March 31, 2018). These demands challenged the basis of valuation of the Company’s products and denied the Company’s claims of Central Value Added Tax, or CENVAT, credit on inputs. The details of the demands for more than Rs.200 million are as follows:

The Excise Authorities have raised a demand for Rs. 907 million as at March 31, 2019 (Rs.907 million as at March 31, 2018), on account of alleged undervaluation of ex-factory discounts given by Company on passenger vehicles through invoices. The matter is being contested by the Company before the Bombay High Court.

As at March 31, 2019, the Excise Authorities have raised a demand and penalty of Rs.2,432 million, (Rs.2,399 million as at March 31, 2018), due to the classification of certain chassis (as dumpers instead of goods transport vehicles) which were sent to automotive body builders by the Company, which the Excise Authorities claim requires the payment of the National Calamity Contingent Duty, or NCCD. The Company has obtained a technical expert certificate on the classification. The appeal is pending before the Custom Excise & Service Tax Appellate Tribunal.

The Excise Authorities had denied the Company’s claim of a CENVAT credit of Rs. 190 million (Rs.360 million as at March 31, 2018) claimed by the Company from Fiscal 1992 to Fiscal 2013, on technical grounds. The matter is being contested by the Company before the appellate authorities.

As at March 31, 2019, the Excise Authorities had levied penalties and interest amounting to Rs.903 million (Rs.6,799 million as at March 31, 2018) with respect to CENVAT credit claimed by the Company from March 2010 to June 2017, on inputs, stating that vehicles manufactured at Uttarakhand plant are “Exempted Products” and the Company may not claim a CENVAT credit on these vehicles. The Company has challenged this demand as NCCD and the automobile cess is assessed on those vehicles, which are “duties of excise”. Therefore, the Company asserts that these vehicles are not “Exempted Products”. The matter is being contested by the Company before the appellate authorities.

As at March 31, 2019, the Excise Authorities have raised a demand amounting to Rs.295 million (Rs.295 million as at March 31, 2018) on pre-delivery inspection charges and free after-sales service charges incurred by dealers on Company’s products on the alleged grounds that the pre-delivery inspection charges and free after-sales services are provided by the dealer on behalf of the Company and should be included in excisable value of the vehicle. The case is pending before Tribunal.

As at March 31, 2019, the Exicse Authorities have confirmed demand & penalty totalling to Rs.909 million (Rs.909 million as at March 31, 2018) towards vehicles allegedly sold below cost of production with an intention to penetrate the market. The matter is being contested by the Company before the appellate authorities.

The Excise Authorities had denied the Company’s claim of a CENVAT credit of Rs.875 million as at March 31, 2019 on various inputs services like Authorized Service Station Services, Erection, Commissioning & Installation Services, Common Services etc. claimed by the Company from financial year 2006 to 2017. The matters are being contested by the Company before the Appellate Authorities.

As at March 31, 2019, the Excise Authorities have confirmed the demand and penalty totalling to Rs.912 million (Rs. NIL as at March 31, 2018) alleging undervaluation of products sold by the Company. The matter is being contested by the Company before Appellate Authorities.

As at March 31, 2019, demand and penalty totalling to Rs.235 million(Rs. NIL as at March 31, 2018) has been confirmed for alleged non-payment of service tax on services like Event Management Services (RCM), Authorized Service Station Services, Heat Treatment Services etc. The matter is being contested by the Company before Appellate Authorities.

Sales Tax / VAT

The total sales tax demands (including interest and penalty), that are being contested by the Company amount to Rs.12,841 million, which includes Rs.125 million in respect of equity accounted investees as at March 31, 2019 (Rs.10,962 million, which includes Rs.109 million in respect of equity accounted investees, as at March 31, 2018). The details of the demands for more than Rs.200 million are as follows:

The Sales Tax Authorities have raised demand of Rs.2,618 million (Rs.2,694 million as at March 31, 2018) towards rejection of certain statutory forms for concessional lower/nil tax rate (Form F and Form C) on technical grounds such as late submission, single form issued against different months’ / quarters’ dispatches / sales, etc. and denial of exemption from tax in absence of proof of export for certain year. The Company has contended that the benefit cannot be denied on technicalities, which are being complied with. The matter is pending at various levels.

The Sales Tax authorities have denied input tax credit and levied interest and penalty thereon due to varied reasons aggregating to Rs.4,652 million as at March 31, 2019 (Rs.4,360 million as at March 31, 2018). The reasons for disallowing credit was mainly due to Taxes not paid by Vendors, incorrect method of calculation of set off as per the department, alleging suppression of sales as per the department etc. The matter is contested in appeal.

As at March 31, 2019, Sales Tax demand aggregating Rs.467 million (Rs.958 million as at March 31, 2018) has been raised by Sales Tax Authorities for non submission of Maharashtra Trial Balance. The matter is contested in appeal.

The Sales Tax Authorities have raised demand for Entry Tax liability at various states amouting to Rs.840 million (Rs.239 million as at March 31, 2018). The Company is contesting this issue.

In case of one of the joint operation entity, Fiat India Automobiles Pvt Ltd, the Sales Tax Authorities have held back the refund of VAT on debit notes raised for Take or Pay arrangements (TOP) totaling to Rs.516 million. The department is of the view that TOP is not part of sale and hence tax to be paid. The matter is contested in appeal.

The Sales Tax Authorities have appealed in case of export of chassis offers body building. The Sales Tax Authorities, contention is that the transaction was not an export and was an interstate sales and hence Sales Tax was applicable. The demand amount including interest aggregated to Rs.1,488 million. The matter is contested in appeal.

Other Taxes and Dues

Other amounts for which the Company may contingently be liable aggregate to Rs.4,516 million, which includes Rs.168 million in respect of equity accounted investees as at March 31, 2019 (Rs.3,670 million, which includes Rs.18 million in respect of equity accounted investees, as at March 31, 2018). Following are the cases where amount involved exceeds Rs.200 million:

The municipal authorities in certain states levy octroi duty (a local indirect tax) on goods brought inside the municipal limits at rates based on the classification of goods. Demands aggregating Rs.617 million as at March 31, 2019 (Rs.617 million as at March 31, 2018) had been raised demanding higher octroi duties on account of classification disputes relating to components purchased for the manufacture of vehicles and retrospective increase in octroi rates relating to past periods. The dispute relating to classification is presently pending before the Bombay High Court and the other dispute is pending before the Supreme Court.

As at March 31, 2019, property tax amounting to Rs.644 million (Rs.568 million as at March 31, 2018) has been demanded by the local municipal authorities in respect of vacant land of the Company in the plants in Pimpri, Chinchwad and Chikhali. The Company has filed Special Leave Petition (SLP) before the Supreme Court against an unfavorable decision of the Bombay High Court. The Supreme Court has disposed of the SLP and remanded the matter back to the local municipal corporation for fresh adjudication.

As at March 31, 2019, Sales tax / VAT amounting to Rs.341 million (Rs.305 million as at March 31, 2018) has been demanded by local authorities on dealers in respect of spare parts used for carrying out warranty repairs. The dispute is pending before the Supreme Court of India.

As at March 31, 2019, possession tax amounting to Rs.369 million have been demanded in respect of motor vehicles in the possession of the manufacturer and the authorization of trade certificate granted under the Central Motor Vehicle Rules, 1989. The matter is being contested before the Hon’ble Supreme Court of India.

Other claims

There are other claims against the Company, the majority of which pertain to government body investigations with regards to regulatory compliances, motor accident claims, product liability claims and consumer complaints. Some of the cases also relate to the replacement of parts of vehicles and/or the compensation for deficiencies in the services by the Company or its dealers.

The Hon’ble Supreme Court of India (“SC”) by their order dated February 28, 2019, set out the principles based on which allowances paid to the employees should be identified for inclusion in basic wages for the purposes of computation of Provident Fund contribution. Subsequently, a review petition against this decision has been filed and is pending before the SC for disposal. Further, there are interpretative challenges and considerable uncertainty, including estimating the amount retrospectively. Pending the outcome of the review petition and directions from the EPFO, the impact for past periods, if any, is not ascertainable reliably and consequently no financial effect has been provided for in the financial statements. The Company has made a provision on a prospective basis, from the date of the SC order.

The Company has, consequent to an Order of the Hon’ble Supreme Court of India in the case of R.C Gupta and Ors. Vs Regional Provident Fund Commissioner, Employees Provident Fund Organization and Ors, evaluated the impact on its employee pension scheme and concluded that this is not applicable to the Company based on external legal opinion and hence it is not probable that there there will be an outflow of resources.

Post the sale of investments of TAL Manufacturing Solutions Ltd (TAL) to Tata Advances Systems Ltd (TASL), the Company has continued its performance guarantee amounting to Rs. 6,915 million (USD 100 million) in respect of TAL’s obligations to its customer to cover the events post the share sale, against a back-to-back indemnity by TASL to the Company. Steps are currently underway to transfer the said guarantee to TASL in due course.

Commitments

The Company has entered into various contracts with vendors and contractors for the acquisition of plant and machinery, equipment and various civil contracts of a capital nature amounting to Rs.115,292 million, which includes Rs.284 million in respect of equity accounted investees as at March 31, 2019 (Rs.100,187 million, which includes Rs.127 million in respect of equity accounted investees, as at March 31, 2018), which are yet to be executed.

The Company has entered into various contracts with vendors and contractors for the acquisition of intangible assets of a capital nature amounting to Rs.5,676 million as at March 31, 2019, (Rs.5,814 million as at March 31, 2018), which are yet to be executed.

Under the joint venture agreement with Chery Jaguar Land Rover Automotive Co. Limited, the Company is committed to contribute Rs.36,064 million as at March 31, 2019 (Rs.36,221 million as at March 31, 2018) towards its share in the capital of the joint venture of which Rs.29,624 million (Rs.29,753 million as at March 31, 2018) has been contributed as at March 31, 2019. As at March 31, 2019, the Company has an outstanding commitment of Rs.6,440 million (Rs.6,468 million as at March 31, 2018).

37.	Capital Management

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

Total debt includes all long and short-term debts as disclosed in notes 20 and 21 to the consolidated financial statements. Equity comprises all components excluding (profit)/loss on cash flow hedges and foreign currency translation reserve.

The following table summarizes the capital of the Company:

	As at March 31,
	2019		2019		2018
	(In millions)
Equity*	US$	8,575.3	Rs.	593,022.3	Rs.	907,631.5
Short-term borrowings and current portion of long-term debt		5,087.8		351,843.7		277,287.4
Long-term debt		10,238.8		708,067.0		611,419.4

Total debt		15,326.6		1,059,910.7		888,706.8

Total capital (Debt + Equity)	US$	23,901.9	Rs.	1,652,933.0	Rs.	1,796,338.3

*	Details of equity :

	As at March 31,
	2019		2019		2018
	(In millions)
Total equity as reported in balance sheet	US$	8,069.9	Rs.	558,067.4	Rs.	913,521.0
Currency translation reserve attributable to
- Shareholders of Tata Motors Limited		(410.5)		(28,388.6)		(49,388.8)
- Non-controlling interests		(2.9)		(198.6)		(197.8)
Hedging reserve		877.2		60,668.2		39,224.0
Cost of hedge reserve		41.6		2,873.9		4,473.1

Equity as reported above	US$	8,575.3	Rs.	593,022.3	Rs.	907,631.5

38.	Disclosures on financial instruments

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

(a)	Financial assets and liabilities

The following table presents the carrying amounts and fair value of each category of financial assets and liabilities as at March 31, 2019.

Financial assets	Cash and other financial assets at amortized cost		Investments - FVTOCI		Investments - FVTPL		Investments - Amortized cost		Derivatives other than in hedging relationship		Derivatives in hedging relationship		Total carrying value		Total fair value		Total carrying value		Total fair value
	(In millions)
Cash and cash equivalents	Rs.	215,598.0	Rs.	—	Rs.	—	Rs.	—	Rs.	—	Rs.	—	Rs.	215,598.0	Rs.	215,598.0	US$	3,117.6	US$	3,117.6
Short-term deposits		105,742.1		—		—		—		—		—		105,742.1		105,742.1		1,529.1		1,529.1
Finance receivables		336,246.9		—		—		—		—		—		336,246.9		334,290.5		4,862.2		4,833.9
Trade receivables		189,961.7		—		—		—		—		—		189,961.7		189,961.7		2,746.9		2,746.9
Other investments - non-current		—		7,412.9		7,523.4		38.8		—		—		14,975.1		14,975.1		216.8		216.8
Other investments - current		—		9.2		11,919.0		77,455.1		—		—		89,383.3		89,383.3		1,292.5		1,292.5
Other financial assets:
- current		37,615.3		—		—		—		2,840.2		9,515.2		49,970.7		49,970.7		722.6		722.6
- non-current		23,054.6		—		—		—		5,219.4		3,892.0		32,166.0		32,166.0		465.1		465.1

Total	Rs.	908,218.6	Rs.	7,422.1	Rs.	19,442.4	Rs.	77,493.9	Rs.	8,059.6	Rs.	13,407.2	Rs.	1,034,043.8	Rs.	1,032,087.4	US$	14,952.8	US$	14,924.5

Financial liabilities	Derivatives other than in hedging relationship		Derivatives in hedging relationship		Other financial liabilities		Total carrying value		Total fair value		Total carrying value		Total fair value
	(In millions)
Accounts payable	Rs.	—	Rs.	—	Rs.	759,681.7	Rs.	759,681.7	Rs.	759,681.7	US$	10,985.2	US$	10,985.2
Acceptances		—		—		31,771.2		31,771.2		31,771.2		459.5		459.5
Short-term debt (excluding current portion of long-term debt)		—		—		201,502.6		201,502.6		201,502.6		2,913.8		2,913.8
Long-term debt (including current portion of long-term debt) (refer note below)		—		—		858,408.1		858,408.1		827,757.5		12,412.7		11,969.6
Other financial liabilities:
- current		8,853.9		38,571.4		56,243.9		103,669.2		103,669.2		1,499.1		1,499.1
- non-current		1,959.0		24,665.4		2,864.4		29,488.8		29,488.8		426.4		426.4

Total	Rs.	10,812.9	Rs.	63,236.8	Rs.	1,910,471.9	Rs.	1,984,521.6	Rs.	1,953,871.0	US$	28,696.7	US$	28,253.6

[1]	Includes USD denominated bonds designated as cash flow hedges against forecasted USD revenue amounting to Rs. 69,148.8 million (USD 1,000 million)
[2]

Inculdes Rs. 34,585.5 million designated as hedged item in fair value hedge relationship. This includes a loss of Rs. 445.6 million on account of fair value changes attributable to the hedged interest rate risk.

The following table presents the carrying amounts and fair value of each category of financial assets and liabilities as at March 31, 2018.

Financial assets	Cash, and loans and receivables		Available- for-sale financial assets		Derivatives other than in hedging relationship		Derivatives in hedging relationship		Total carrying value		Total fair value
	(In millions)
Cash and cash equivalents	Rs.	147,167.5	Rs.	—	Rs.	—	Rs.	—	Rs.	147,167.5	Rs.	147,167.5
Short-term deposits		193,615.7		—		—		—		193,615.7		193,615.7
Finance receivables		238,989.7		—		—		—		238,989.7		238,235.9
Trade receivables		198,933.0		—		—		—		198,933.0		198,933.0
Unquoted equity investments*		—		2,036.9		—		—		2,036.9		—
Unquoted equity investments at fair value		—		4,076.1		—		—		4,076.1		4,076.1
Other investments		1,094.0		147,007.0		—		—		148,101.0		148,101.0
Other financial assets:
- current		33,682.3		—		13,931.8		10,829.5		58,443.6		58,443.6
- non-current		22,123.8		—		11,880.7		16,588.3		50,592.8		50,592.8

Total	Rs.	835,606.0	Rs.	153,120.0	Rs.	25,812.5	Rs.	27,417.8	Rs.	1,041,956.3	Rs.	1,039,165.6

*	The fair value in respect of the unquoted equity investments cannot be reliably measured.

Financial liabilities	Derivatives other than in hedging relationship		Derivatives in hedging relationship		Other financial liabilities		Total carrying value		Total fair value
	(In millions)
Accounts payable	Rs.	—	Rs.	—	Rs.	804,601.6	Rs.	804,601.6	Rs.	804,601.6
Acceptances		—		—		49,013.4		49,013.4		49,013.4
Short-term debt (excluding current portion of long-term debt)		—		—		167,948.5		167,948.5		167,948.5
Long-term debt (including current portion of long-term debt) (refer note below)		—		—		720,758.3		720,758.3		727,920.3
Other financial liabilities:
- current		8,090.1		53,986.5		57,042.0		119,118.6		119,118.6
- non-current		1,395.1		23,106.9		3,385.4		27,887.4		27,887.4

Total	Rs.	9,485.2	Rs.	77,093.4	Rs.	1,802,749.2	Rs.	1,889,327.8	Rs.	1,896,489.8

*	Includes USD denominated bonds designated as cash flow hedges against forecasted USD revenue amounting to Rs.111,664.4 million (USD 1,700 million)

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

Valuation techniques with observable inputs (Level 2): This level of hierarchy includes financial assets and liabilities, measured using inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly (i.e., as prices) or indirectly (i.e., derived from prices). This level of hierarchy includes Company’s over-the-counter (OTC) derivative contracts. Fair values of forward derivatives and commodity swap contracts are estimated by discounting expected future contractual cash flows using prevailing market interest rate curves. Option contracts are fair valued using standard options pricing methodology, based on prevailing market interest rates and volatality.

Valuation techniques with significant unobservable inputs (Level 3): This level of hierarchy includes financial assets and liabilities measured using inputs that are not based on observable market data (unobservable inputs). Fair values are determined in whole or in part, using a valuation model based on assumptions that are neither supported by prices from observable current market transactions in the same instrument nor based on available market data. The main items in this category are unquoted equity shares, measured at fair value through other comprehensive income.

	As at March 31, 2019
	Level 1		Level 2		Level 3		Total
	(In millions)
Financial assets measured at fair value
Investments	Rs.	19,481.9	Rs.	—	Rs.	7,382.6	Rs.	26,864.5
Derivative assets		—		21,466.8		—		21,466.8

Total	Rs.	19,481.9	Rs.	21,466.8	Rs.	7,382.6	Rs.	48,331.3

	US$	281.7	US$	310.5	US$	106.8	US$	698.9

Financial liabilities measured at fair value
Derivative liabilities	Rs.	—	Rs.	74,049.7	Rs.	—	Rs.	74,049.7

Total	Rs.	—	Rs.	74,049.7	Rs.	—	Rs.	74,049.7

	US$	—	US$	1,070.7	US$	—	US$	1,070.7

	As at March 31, 2018
	Level 1		Level 2		Level 3		Total
	(In millions)
Financial assets measured at fair value
Available-for-sale financial assets	Rs.	147,007.0	Rs.	—	Rs.	—	Rs.	147,007.0
Unquoted equity investments		—		—		4,076.1		4,076.1
Derivative assets		—		53,230.3		—		53,230.3

Total	Rs.	147,007.0	Rs.	53,230.3	Rs.	4,076.1	Rs.	204,313.4

Financial liabilities measured at fair value
Derivative liabilities	Rs.	—	Rs.	86,578.6	Rs.	—	Rs.	86,578.6

Total	Rs.	—	Rs.	86,578.6	Rs.	—	Rs.	86,578.6

There have been no transfers between level 1 and level 2 for the period ended March 31, 2019 and 2018.

The following table provides an analysis of fair value of financial instruments that are not measured at fair value on recurring basis, grouped into Level 1 to Level 3 categories:

	As at March 31, 2019
	Level 1		Level 2		Level 3		Total
	(In millions)
Financial assets not measured at fair value
Finance receivables		—		—		334,290.5		334,290.5
Other investments		77,455.1		—		38.8		77,493.9

Total	Rs.	77,455.1	Rs.	—	Rs.	334,329.3	Rs.	411,784.4

	US$	1,120.0	US$	—	US$	4,834.5	US$	5,954.5

Financial liabilities not measured at fair value
Short-term debt (excluding current portion of long-term debt)		—		201,502.6		—		201,502.6
Long-term debt (including current portion of long-term debt)		352,851.5		474,906.0		—		827,757.5

Total	Rs.	352,851.5	Rs.	676,408.6	Rs.	—	Rs.	1,029,260.1

	US$	5,102.3	US$	9,781.2	US$	—	US$	14,883.5

	As at March 31, 2018
	Level 1		Level 2		Level 3		Total
	(In millions)
Financial assets not measured at fair value
Finance receivables		—		—		238,235.9		238,235.9
Other investments		—		1,094.0		—		1,094.0

Total	Rs.	—	Rs.	1,094.0	Rs.	238,235.9	Rs.	239,329.9

Financial liabilities not measured at fair value
Short-term debt (excluding current portion of long-term debt)		—		167,948.5		—		167,948.5
Long-term debt (including current portion of long-term debt)		399,497.0		328,423.3		—		727,920.3

Total	Rs.	399,497.0	Rs.	496,371.8	Rs.	—	Rs.	895,868.8

Notes

The short-term financial assets and liabilities are stated at amortized cost which is approximately equal to their fair value.

Derivatives are fair valued using market observable rates and published prices together with forecast cash flow information where applicable.

The fair value of finance receivables has been estimated by discounting expected cash flows using rates at which loans of similar credit quality and maturity would be made and internal assumptions such as expected credit losses and estimated collateral value for repossessed vehicles as at March 31, 2019 and 2018. Since unobservable inputs are applied, finance receivables are classified in Level 3.

Equity are carried at their fair values, which are generally based on market price quotations. The fair value in respect of the unquoted equity investments are classified as Level 3 since unobservable inputs are applied.

The fair value of borrowings which have a quoted market price in an active market is based on its market price and for other borrowings the fair value is estimated by discounting expected future cash flows, using a discount rate equivalent to the risk-free rate of return, adjusted for the credit spread considered by the lenders for instruments of similar maturity.

Costs of certain unquoted equity instruments has been considered as an appropriate estimate of fair value because of a wide range of possible fair value measurements and cost represents the best estimate of fair value within that range. These investments in equity instruments are not held for trading. Instead, they are held for medium or long-term strategic purpose. Upon the application of IFRS 9, the Company has chosen to designate these investments in equity instruments as at FVTOCI as the management believe that this provides a more meaningful presentation for medium or long-term strategic investments, than reflecting changes in fair value immediately in profit or loss.

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

The following table discloses the amounts that have been offset, in arriving at the balance sheet presentation and the amounts that are available for offset only under certain conditions as at March 31, 2019:

	Gross amount recognized		Gross amount recognized as set off in the balance sheet		Net amount presented in the balance sheet		Amounts subject to an enforceable master netting arrangement				Net amount after offsetting
Financial assets							Financial instruments		Cash collateral
	(In millions)
Derivative financial instruments	Rs.	21,466.8	Rs.	—	Rs.	21,466.8	Rs.	(17,173.7)	Rs.	—	Rs.	4,293.1
Trade receivables		191,052.4		(1,090.7)		189,961.7		—		—		189,961.7
Cash and cash equivalents		254,334.7		(38,736.7)		215,598.0		—		—		215,598.0

Total	Rs.	466,853.9	Rs.	(39,827.4)	Rs.	427,026.5	Rs.	(17,173.7)	Rs.	—	Rs.	409,852.8

	US$	6,750.9	US$	(575.9)	US$	6,175.0	US$	(248.3)	US$	—	US$	5,926.7

Financial liabilities
Derivative financial instruments	Rs.	74,049.7	Rs.	—	Rs.	74,049.7	Rs.	(17,173.7)	Rs.	—	Rs.	56,876.0
Accounts payable		760,772.4		(1,090.7)		759,681.7		—		—		759,681.7
Loans from banks/financial institutions (short-term)		129,983.7		(38,736.7)		91,247.0		—		—		91,247.0

Total	Rs.	964,805.8	Rs.	(39,827.4)	Rs.	924,978.4	Rs.	(17,173.7)	Rs.	—	Rs.	907,804.7

	US$	13,951.3	US$	(575.9)	US$	13,375.4	US$	(248.3)	US$	—	US$	13,127.1

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

The carrying amount of trade receivables and finance receivables along with the associated liabilities is as follows:

	As at March 31,
	2019				2019					2018
Nature of Asset	Carrying amount of asset sold		Carrying amount of associated liabilities		Carrying amount of asset sold			Carrying amount of associated liabilities		Carrying amount of asset sold			Carrying amount of associated liabilities
	(In millions)
Trade receivables	US$	149.2	US$	149.2	Rs.	10,314.6		Rs.	10,314.6	Rs.	15,074.4		Rs.	15,074.4
Finance receivables	US$	438.7	US$	440.7	Rs.	30,338.3	*	Rs.	30,473.3	Rs.	13,069.1	*	Rs.	13,205.8

*	Net of provision of Rs. 380.3 million and Rs. 226.2 million as at March 31, 2019 and 2018, respectively.

(c)	Cash flow hedges

The Group has a number of financial instruments in a hedging relationship. The Group uses both foreign currency forward and option contracts, cross currency interest rate swaps and other currency options to hedge changes in future cash flows as a result of foreign currency and interest rate risk arrising from sales and purchases and repayment of foreign currency bonds. The Group has also designated some of its U.S. dollar denominated bonds as hedging instruments in a cash flow hedging relationship to hedge the changes in future cash flows as a result of foreign currency risk arrising from future anticipated sales.

The Group also has a number of foreign currency options and other currency options, which are entered into as an economic hedge of the financial risks of the Company. These contracts do not meet the hedge accounting criteria of IFRS 9, hence the change in fair value of these derivatives are recognized in the income statement.

Options are designated on spot discounted basis. The time value of options are identified as cost of hedge. Changes in the time value of options are recognized in cost of hedge reserve. Changes in the spot intrinsic value of options is recognized in hedge reserve. Changes in fair value arising from own and counterparty credit risk in options and forward exchange contracts are considered ineffective in the hedge relationship and thus the change in fair value of forward exchange contracts attributable to changes in credit spread are recognized in the income statement. Cross currency basis spread was historically included in the hedging relationship. Cross currency basis spread arising from forward exchange contracts is identified as cost of hedge and accordingly changes in fair value attributable to this is recognized in cost of hedge reserve.

Changes in fair value of foreign currency derivative and bonds, to the extent determined to be an effective hedge, is recognized in other comprehensive income and the ineffective portion of the fair value change is recognized in the income statement. The fair value gain/losses recorded in hedge reserve and cost of hedge reserve is recognized in the income statement when the forecasted transactions occur. The accumulated gain/losses in hedge reserve and cost of hedge reserve are expected to be recognized in the income statement during the years ending March 31, 2020 to 2024.

	Year ended March 31,
	2019		2019		2018		2017
Fair value gain/(loss) of foreign currency derivative contracts recognized in hedging reserve and cost of hedge reserve	US$	(1,171.2)	Rs.	(80,992.4)	Rs.	94,016.9	Rs.	(249,818.5)
Fair value gain/(loss) of foreign currency bonds recognized in hedging reserve		(136.3)		(9,429.1)		12,435.2		(13,140.7)
Fair value gain/(loss) of cross currency interest rate swaps entered for cash flow hedges of repayment of foreign currency denominated borrowings recognized in hedging reserve		6.4		446.0		(359.0)		—
Fair value gain/(loss) of interest rate swaps entered for cash flow hedges of payment of interest on borrowings that are benchmarked to libor		(8.6)		(595.7)		—		—

Gain/(loss) recognized in hedging reserve and cost of hedge reserve	US$	(1,309.7)		(90,571.2)		106,093.1		(262,959.2)

Gain/(loss) reclassified from Hedging reserve and recognized in ‘Revenue’ in the income statement on occurance of forecast sales	US$	(1,150.0)	Rs.	(79,529.5)	Rs.	(118,767.0)	Rs.	(112,697.8)
Gain/(loss) reclassified out of Hedging reserve and recorded in ‘Raw materials, components and consumables’ in the income statement when forecast purchases affect income statement		—		—		15,674.8		7,553.4
Gain/(loss) reclassified from Hedging reserve and recognized in ‘Foreign exchange (gain)/loss (net)’ in the income statement on account of forecast transactions no longer expected to occur		(14.9)		(1,033.4)		555.5		(3,673.1)

Gain/(loss) reclassified from other components of equity to income statement	US$	(1,164.9)	Rs.	(80,562.9)	Rs.	(102,536.7)	Rs.	(108,817.5)

(d)	Financial risk management

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

Considering the countries and economic environment in which the Company operates, its operations are subject to risks arising from fluctuations in exchange rates in those countries. The risks primarily relate to fluctuations in U.S. dollar, GBP, Chinese renminbi, Japanese yen, Singapore dollar and Euro, against the respective functional currencies of Tata Motors Limited and its subsidiaries.

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

The following table sets forth information relating to foreign currency exposure (other than risk arising from derivatives disclosed at clause (iv) below) as at March 31, 2019:

	U.S. dollar		Euro		Chinese Renminbi		GBP		Japanese Yen		Others*		Total
	(In millions)
Financial assets	Rs.	227,659.7	Rs.	125,940.9	Rs.	19,853.1	Rs.	16,006.7	Rs.	3,398.6	Rs.	27,184.6	420,043.6
Financial liabilities	Rs.	390,892.0	Rs.	322,260.4	Rs.	38,501.1	Rs.	59,269.8	Rs.	4,405.9	Rs.	28,285.3	843,614.5

*	Others mainly include currencies such as the Russian rouble, Singapore dollars, Swiss franc, Australian dollars, South African rand, Thai baht and Korean won.

10% appreciation/depreciation of the respective foreign currencies with respect to functional currency of the Company would result in decrease/increase in the Company’s net income before tax by approximately Rs. 42,004.4 million and Rs. 77,446.6 million for financial assets and financial liabilities, respectively for the year ended March 31, 2019 and decrease/increase in the Company’s other comprehensive income by approximately Rs.6,914.9 million in respect of financial liabilities designated in cash flow hedges for the year ended March 31, 2019.

The following table set forth information relating to foreign currency exposure (other than risk arising from derivatives disclosed at clause (iv) below) as at March 31, 2018:

	U.S. dollar		Euro		Chinese Renminbi		GBP		Japanese Yen		Others*		Total
	(In millions)
Financial assets	Rs.	135,310.7	Rs.	128,171.7	Rs.	49,977.2	Rs.	15,115.0	Rs.	4,750.2	Rs.	41,652.4	374,977.2
Financial liabilities	Rs.	369,091.0	Rs.	311,926.9	Rs.	53,989.1	Rs.	63,716.6	Rs.	5,456.5	Rs.	35,389.5	839,569.6

*	Others mainly include currencies such as the Russian rouble, Singapore dollars, Swiss franc, Australian dollars, South African rand, Singapore dollars, Thai baht and Korean won.

10% appreciation/depreciation of the respective foreign currencies with respect to functional currency of the Company would result in decrease/increase in the Company’s net income before tax by approximately Rs. 37,497.7 million and Rs. 72,790.6 million for financial assets and financial liabilities, respectively for the year ended March 31, 2018 and decrease/increase in the Company’s other comprehensive income by approximately Rs. 11,166.4 million in respect of financial liabilities designated in cash flow hedges for the year ended March 31, 2018.

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

10% appreciation/depreciation of the respective foreign currencies with respect to functional currency of the Company would result in decrease/increase in the Company’s net income before tax by approximately Rs. 28,922.4 million and Rs. 58,201.0 million for financial assets and financial liabilities, respectively for the year ended March 31, 2017 and decrease/increase in the Company’s other comprehensive income before tax by approsimately 7,525.4 million in respect of financial liabilities designated in cash flow hedges for the year ended March 31, 2017.

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

As at March 31, 2019, 2018 and 2017, financial liability of Rs. 302,786.3 million, Rs. 210,182.8 million and Rs. 189,283.6 million, respectively, was subject to variable interest rates. Increase/decrease of 100 basis points in interest rates at the balance sheet date would result in an impact (decrease/increase in case of net income) of Rs. 3,027.9 million, Rs. 2,101.8 million and Rs. 1,892.8 million on income for the years ended March 31, 2019, 2018 and 2017, respectively.

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

The fair value of some of the Company’s investments in equity securities exposes the Company to equity price risks. In general, these securities are not held for trading purposes. These investments are subject to changes in the market price of securities. The fair value of quoted equity securities measured at FVTOCI/available-for-sale equity securities as at March 31, 2019, 2018 and 2017, was Rs. 3,043.1 million, Rs. 3,404.8 million and Rs. 2,602.9 million, respectively. A 10% change in equity prices of quoted equity securities measured at FVTOCI / available-for-sale securities held as at March 31, 2019, 2018 and 2017, would result in an impact of Rs. 304.3 million, Rs. 340.5 million and Rs. 260.3 million on equity, respectively.

The fair value of some of the Company’s investments in quoted equity securities measured at FVTPL as of March 31, 2019 and 2018, was Rs. 4,231.4 million and Rs. Nil , respectively. A 10% change in prices of these securities measured at FVTPL held as of March 31, 2019 and 2018, would result in an impact of Rs. 423.1 million and Rs. Nil on income statement, respectively.

(Note: The impact is indicated on equity before consequential tax impact, if any).

(ii)    Credit risk

Credit risk is the risk of financial loss arising from counterparty failure to repay or service debt according to the contractual terms or obligations. Credit risk encompasses both the direct risk of default and the risk of deterioration of creditworthiness as well as concentration risks.

Financial instruments that are subject to concentrations of credit risk, principally consist of investments in debt instruments, trade receivables, finance receivables, loans and advances and derivative financial instruments. None of the financial instruments of the Company result in material concentrations of credit risks.

Exposure to credit risk

The carrying amount of financial assets represents the maximum credit exposure. The maximum exposure to credit risk was Rs. 1,028,129.9 million as at March 31, 2019 and Rs. 1,035,065.2 million as at March 31, 2018, being the total of the carrying amount of balances with banks, short term deposits with banks, trade receivables, finance receivables, margin money and other financial assets excluding equity investments.

Financial assets that are neither past due nor impaired

None of the Company’s cash equivalents, including time deposits with banks, are past due or impaired. Regarding trade receivables and other receivables, and other loans or receivables that are neither impaired nor past due, there were no indications as at March 31, 2019, that defaults in payment obligations will occur.

Credit quality of financial assets and impairment loss

The aging of trade receivables and finance receivables as of balance sheet date is given below. The age analysis have been considered from the due date.

	As at March 31,
	2019		2019		2019		2019	2019		2019		2018	2018		2018
Trade receivables	Gross		Allowance		Net		Gross	Allowance		Net		Gross	Allowance		Net
	(In millions)
Period (in months)
Not due	US$	2,182.0	US$	(4.7)	US$	2,177.4	Rs.150,898.8	Rs.	(324.1)	Rs.150,574.7		Rs.159,519.0	Rs.	(215.7)	Rs.159,303.3
Overdue up to 3 months		449.5		(1.9)		447.6	31,086.5		(131.0)	30,955.5		32,819.4		(371.5)	32,447.9
Overdue 3-6 months		36.4		(2.7)		33.8	2,516.9		(183.7)	2,333.2		2,243.6		(354.8)	1,888.8
Overdue more than 6 months		219.1		(131.0)		88.1	15,160.5		(9,062.2)	6,098.3	*	16,967.8		(11,674.8)	5,293.0	*

Total	US$	2,887.0	US$	(140.3)	US$	2,746.9	Rs.199,662.7	Rs.	(9,701.0)	Rs.189,961.7		Rs.211,549.8	Rs.	(12,616.8)	Rs.198,933.0

*

Trade receivables overdue more than six months include Rs. 5,130.8 million as at March 31, 2019 (Rs. 4,622.2 million as at March 31, 2018) outstanding from state government organizations in India, which are considered recoverable.

The Company makes allowances for losses on its portfolio of finance receivable on the basis of expected future collection from receivables. The future collection are estimated on the basis of past collection trend which are adjusted for changes in current circumstances as well as expected changes in colelction on account of future with respect to certain macro economic factor like GDP growth, fuel price and inflation.

	As at March 31,
	2019		2019		2019		2019	2019	2019	2018	2018		2018
Finance receivables #	Gross		Allowance		Net		Gross	Allowance	Net	Gross	Allowance		Net
	(In millions)
Period (in months)
Not due*	US$	4,863.7	US$	(87.9)	US$	4,775.8	Rs.336,349.5	Rs. (6,082.0)	Rs.330,267.5	Rs.239,142.5	Rs.	(7,443.7)	Rs.231,698.8
Overdue up to 3 months		62.1		(2.8)		59.3	4,294.7	(194.4)	4,100.3	4,526.3		(154.5)	4,371.8
Overdue more than 3 months		56.9		(29.7)		27.2	3,933.2	(2,054.1)	1,879.1	7,038.8		(4,119.7)	2,919.1

Total	US$	4,982.7	US$	(120.4)	US$	4,862.2	Rs.344,577.4	Rs. (8,330.5)	Rs.336,246.9	Rs.250,707.6	Rs.	(11,717.9)	Rs.238,989.7

*	Allowance in the “Not due” category includes allowance against installments pertaining to impaired finance receivables which have not yet fallen due.
#	Finance receivables originated in India.

(iii)	Liquidity risk

Liquidity risk refers to the risk that the Company cannot meet its financial obligations. The objective of liquidity risk management is to maintain sufficient liquidity and ensure that funds are available for use as per requirements.

The Company has obtained fund and non-fund based working capital lines from various banks. Furthermore, the Company has access to funds from debt markets through commercial paper programs, non-convertible debentures, senior notes and other debt instruments. The Company invests its surplus funds in bank fixed deposit and liquid and liquid plus schemes of mutual funds and money market funds, which carry no/low mark to market risks. The Company has also invested 15% of the non-convertible debentures (issued by the Company) falling due for repayment in the next 12 months in bank deposits, to meet the regulatory norms of liquidity requirements.

The Company also constantly monitors funding options available in the debt and capital markets with a view to maintaining financial flexibility.

The table below provides details regarding the contractual maturities of financial liabilities, including estimated interest payments as at March 31, 2019:

	Carrying amount		Due in 1st Year		Due in 2nd Year		Due in 3rd to 5th Year		Due after 5th Year		Total contractual cash flows
			(In millions)
Financial liabilities
Accounts payable and acceptances	Rs.	791,452.9	Rs.	791,452.9	Rs.	—	Rs.	—	Rs.	—	Rs.	791,452.9	US$	11,444.6
Borrowings and interest thereon		1,070,506.5		398,168.8		184,162.3		438,942.3		195,065.9		1,216,339.3		17,588.6
Other financial liabilities		48,512.5		45,648.1		1,068.5		1,887.4		3,563.2		52,167.2		754.4
Derivative liabilities		74,049.7		47,425.3		28,341.0		13,643.1		3,001.4		92,410.8		1,336.3

Total	Rs.	1,984,521.6	Rs.	1,282,695.1	Rs.	213,571.8	Rs.	454,472.8	Rs.	201,630.5	Rs.	2,152,370.2	US$	31,123.9

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

	Carrying amount		Due in 1st Year		Due in 2nd Year		Due in 3rd to 5th Year		Total contractual cash flows
	(In millions)
Collateralized debt obligations	Rs.	30,473.3	Rs.	14,824.2	Rs.	10,134.0	Rs.	5,515.1	Rs.	30,473.3	US$	440.7

The table below provides details regarding the contractual maturities of financial liabilities, including estimated interest payments as at March 31, 2018:

	Carrying amount		Due in 1st Year		Due in 2nd Year		Due in 3rd to 5th Year		Due after 5th Year		Total contractual cash flows
	(In millions)
Financial liabilities
Accounts payable and acceptances	Rs.	853,615.0		Rs. 853,615.0	Rs.	—	Rs.	—	Rs.	—	Rs.	853,615.0
Borrowings and interest thereon		899,664.0		311,803.8		149,973.7		398,648.1		160,292.0		1,020,717.6
Other financial liabilities		49,470.2		46,273.1		1,717.9		1,176.9		1,069.2		50,237.1
Derivative liabilities		86,578.6		62,076.6		29,688.0		12,188.2		1,207.6		105,160.4

Total	Rs.	1,889,327.8	Rs.	1,273,768.5	Rs.	181,379.6	Rs.	412,013.2	Rs.	162,568.8	Rs.	2,029,730.1

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

	Carrying amount	Due in 1st Year	Due in 2nd Year	Due in 3rd to 5th Year		Total contractual cash flows
(In millions)
Collateralized debt obligations	Rs.13,205.8	Rs.7,280.9	Rs.5,924.9	Rs.	—	Rs.13,205.8

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

Fair value of derivative financial instruments are determined using valuation techniques based on information derived from observable market data.

The fair value of derivative financial instruments is as follows:

	As at March 31,
	2019		2019		2018
	(In millions)
Foreign currency forward exchange contracts and options	US$	(758.1)	Rs.	(52,426.5)	Rs.	(37,089.3)
Commodity Derivatives		14.7		1,019.5		(2.4)
Others including interest rate and currency swaps		(17.0)		(1,175.9)		3,743.4

Total	US$	(760.4)	Rs.	(52,582.9)	Rs.	(33,348.3)

The gain/loss on foreign currency derivatives which are not hedge accounted, recognized in ‘Foreign exchange (gain)/loss (net) in the income statement was Rs. 2,883.7 million (loss), Rs. 2,187.9 million (gain) and Rs. 5,044.8 million (gain) for the years ended March 31, 2019, 2018 and 2017, respectively.

The gain/(loss) on commodity derivative contracts, recognized in the income statement was Rs. 847.4 million (gain), Rs. 2,146.3 million (gain) and Rs. 9,184.0 million (gain) for the years ended March 31, 2019, 2018 and 2017, respectively.

	As at March 31,
	2019		2019		2018		2017
	(In millions)
10% depreciation of foreign currency:
Gain/(loss) in hedging reserve	US$	30.9	Rs.	2,136.0	Rs.	71,814.7	Rs.	130,521.6
Gain/(loss) in statement of Profit and loss	US$	13.4	Rs.	925.0	Rs.	(7,371.1)	Rs.	(9,481.3)
10% Appreciation of foreign currency:
Gain/(loss) in hedging reserve	US$	(33.8)	Rs.	(2,335.1)	Rs.	(83,992.3)	Rs.	(129,631.5)
Gain/(loss) in statement of Profit and loss	US$	0.1	Rs.	6.7	Rs.	10,373.6	Rs.	7,679.5

In respect of the Company’s commodity derivative contracts, a 10% depreciation/appreciation of all commodity prices underlying such contracts, would have resulted in an approximate gain/(loss) of (Rs. 4,797.9 million)/Rs. 4,797.9 million, (Rs. 4,614.2 million)/Rs. 4,614.2 million and (Rs. 4,612.4 million)/Rs. 4,612.4 million in the income statement for the years ended March 31, 2019, 2018 and 2017, respectively.

Exposure to gain/loss on derivative instruments offset to some extent the exposure to foreign currency risk, interest rate risk as disclosed above.

(Note: The impact is indicated on the income/loss before tax basis).

Disclosure on Financials instruments designated as hedging instrument in cashflow hedge

The details of cash flow hedges entered by the Company to hedge interest rate risk arising on floating rate borrowings and by one of the Company’s subsidiaries to hedge the currency fluctuation of its functional currency (GBP) against foreign currencies to hedge future cash flows arising from revenue and cost of materials is as follows:

Outstanding contracts

	Average strike rate		Nominal amounts		Carrying value
	(in GBP)		(GBP in million)		(in millions)
	as at March 31		as at March 31		as at March 31
	2019	2018	2019	2018	2019		2019		2018
Cash flow hedges of foreign exchange risk on forecast transactions
Foreign currency derivative instruments
Sell - USD
<1 year	0.6756	0.6483	1,584.0	2,257.0	US$	(241.6)	Rs.	(16,706.2)	Rs.	(16,426.7)
Between 1-5 years	0.6989	0.6771	1,945.0	2,988.0		(149.2)		(10,318.2)		(5,075.7)
Sell - Chinese Yuan
<1 year	0.1054	0.1018	2,132.0	2,984.0		(200.2)		(13,848.1)		(27,685.4)
Between 1-5 years	0.1075	0.1051	1,299.0	2,582.0		(56.3)		(3,892.0)		(7,659.6)
Buy - Euro
<1 year	0.8823	0.8521	3,609.0	2,568.0		18.3		1,267.1		12,919.8
Between 1-5 years	0.9192	0.8994	4,030.0	4,490.0		(95.5)		(6,607.3)		13,196.7
Other currencies
<1 year	0.0024	0.0020	1,800.0	1,748.0		2.6		181.0		(5,721.6)
Between 1-5 years	0.0044	0.0033	882.0	1,560.0		14.4		995.6		3,691.4

Total foreign currency derivative instruments			17,281.0	21,177.0	US$	(707.5)	Rs.	(48,928.1)	Rs.	(32,761.0)

Debt instruments denominated in foreign currency
USD
< 1 year	0.7358	0.6727	736.0	471.0	US$	(999.9)	Rs.	(69,148.8)	Rs.	(46,142.3)
Between 1-5 years	—	0.7358	—	736.0		—		—		(65,614.4)

Total debt instruments denominated in foreign currency			736.0	1,207.0	US$	(999.9)	Rs.	(69,148.8)	Rs.	(111,756.7)

Total cash flow hedges of foreign exchange risk on forecast transactions			18,017.0	22,384.0	US$	(1,707.4)	Rs.	(118,076.9)	Rs.	(144,517.7)

Cash flow hedges of foreign exchange risk on recognized debt
Cross currency interest rate swaps
USD
>5 years	0.7592	0.7592	379.6	379.6	US$	14.5	Rs.	1,004.7	Rs.	(2,676.3)
EUR
>5 years	0.8912	—	446.0	—		(19.2)		(1,330.5)		—

Total cross currency interest rate swaps			825.6	379.6	US$	(4.7)	Rs.	(325.8)	Rs.	(2,676.3)

Total cash flow hedges of foreign exchange risk arising from outstanding debt			825.6	379.6	US$	(4.7)	Rs.	(325.8)	Rs.	(2,676.3)

Cash flow hedges of interest rate risk arising on floating rate borrowings

	Average strike rate		Nominal amounts		Carrying value
			(USD in million)		(in millions)
	as at March 31		as at March 31		as at March 31
	2019	2018	2019	2018	2019		2019		2018
Interest rate swaps linked to LIBOR
>5 years	2.86%	—	237.5	—	US$	(8.3)	Rs.	(575.7)	Rs.	—
Total derivatives designated in hedge relationship					US$	(720.5)	Rs.	(49,829.6)	Rs.	(35,437.3)
Total debt instruments designated in hedge relationship					US$	(999.9)	Rs.	(69,148.8)	Rs.	(111,756.7)

39.	Segment reporting

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

A core recent initiative of the Company was the implementation of the Organization Effectiveness (OE) program, a strategic program designed to overhaul and transform the Company. Pursuant to the changes implemented as a result of the OE program, the Company has drawn separate strategies for commercial vehicles, passenger vehicles and financing business from Fiscal 2019. Consequent to these changes, the automotive segments will have the following four reportable segments commencing from Fiscal 2019:

a) Automotive: The Automotive segment consist of four reportable segments: Tata Commercial Vehicles, Tata Passenger Vehicles, Jaguar Land Rover and Vehicle Financing. The segment results for Vehicle Financing have been adjusted for finance costs arising from the borrowings sourced by this segment.

b) Others: Others primarily consist of IT services.

This segment information is provided to and reviewed by the Company’s Chief Operating Decision Maker (CODM).

The reportable segment information for the corresponding previous periods reported has been updated to make it comparable.

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

	For the year ended March 31, 2019
	Automotive and related activity
	Tata and other brand vehicles *								Vehicle Financing		Jaguar Land Rover		Intra- segment eliminations		Total		Others		Inter- segment eliminations		Total
	Commercial Vehicles		Passenger Vehicles		Unallocable**		Total
	(In millions)
Revenues:
External revenue	Rs.	579,496.9	Rs.	141,622.2	Rs.	—	Rs.	721,119.1	Rs.	33,995.5	Rs.	2,216,656.9	Rs.	—	Rs.	2,971,771.5	Rs.	21,890.9	Rs.	—	Rs.	2,993,662.4	US$	43,289.2
Inter-segment/intra-segment revenue	Rs.	—	Rs.	26.8	Rs.	—	Rs.	26.8	Rs.	1,129.5	Rs.	—	Rs.	(1,156.3)	Rs.	—	Rs.	13,432.8	Rs.	(13,432.8)	Rs.	—	US$	—

Total revenues	Rs.	579,496.9	Rs.	141,649.0	Rs.	—	Rs.	721,145.9	Rs.	35,125.0	Rs.	2,216,656.9	Rs.	(1,156.3)	Rs.	2,971,771.5	Rs.	35,323.7	Rs.	(13,432.8)	Rs.	2,993,662.4	US$	43,289.2

Earnings Before Other Income, Interest and Tax(a)	Rs.	34,007.1	Rs.	(15,842.3)	Rs.	(4,761.8)		13,403.0		21,153.3		(323,812.6)		—		(289,256.3)		4,103.6		(1,201.8)		(286,354.5)		(4,140.8)
Finance costs pertaining to borrowings sourced by vehicle financing segment										(26,156.5)						(26,156.5)						(26,156.5)		(378.2)
Segment results		34,007.1		(15,842.3)		(4,761.8)		13,403.0		(5,003.2)		(323,812.6)		—		(315,412.8)		4,103.6		(1,201.8)		(312,511.0)		(4,519.0)
Share of profit/(loss) of equity accounted investees (net)		—		—		416.7		416.7		(7.2)		753.7		—		1,163.2		931.8		—		2,095.0		30.3
Reconciliation to net income/(loss):
Assets written off/loss on sale of assets and others (net)																						(13,186.7)		(190.7)
Other income/(loss) (net)																						35,438.7		512.5
Foreign exchange gain/(loss) (net)																						(5,824.2)		(84.2)
Interest income																						7,864.6		113.7
Interest expense (net) (excluding pertaining to borrowings sourced by vehicle financing segment)																						(31,429.5)		(454.4)
Income tax (expense)/credit																						25,425.0		367.7

Net Income/(loss)																					Rs.	(292,128.1)	US$	(4,224.1)

Depreciation and amortization	Rs.	16,164.1		13,626.0		1,524.3		31,314.4		186.5	Rs.	197,437.4	Rs.	—	Rs.	228,938.3	Rs.	1,617.1	Rs.	(357.6)	Rs.	230,197.8	US$	3,328.7
Capital expenditure	Rs.	20,100.8		29,331.7		763.5		50,196.0		719.6	Rs.	290,656.3		—		341,571.9		664.5		—		342,236.4		4,948.8

										906.1
Segment assets	Rs.	237,225.5	Rs.	176,558.2	Rs.	15,037.0	Rs.	428,820.7	Rs.	382,615.8	Rs.	1,670,913.0	Rs.	—	Rs.	2,482,349.5	Rs.	20,037.4	Rs.	(12,252.5)	Rs.	2,490,134.4	US$	36,008.0
Assets classified as held for sale		1,622.4		—		—		1,622.4				—		—		1,622.4		—		—		1,622.4		23.5
Investment in equity accounted investees		—		—		4,225.5		4,225.5		26.6		43,181.7		—		47,433.8		5,915.0		—		53,348.8		771.4
Reconciliation to total assets:
Investments																						104,358.4		1,509.1
Current and non-current income tax assets																						12,089.3		174.9
Deferred income taxes																						51,511.1		744.9
Other unallocated financial assets[1]																						274,055.5		3,963.0

Total assets																					Rs.	2,987,119.9	US$	43,194.8

Segment liabilities	Rs.	157,447.7	Rs.	36,347.5	Rs.	17,521.3	Rs.	211,316.5	Rs.	7,114.3	Rs.	1,039,660.5	Rs.	(3,376.5)	Rs.	1,254,714.8	Rs.	5,290.7	Rs.	(2,520.6)	Rs.	1,257,484.9	US$	18,183.6
Reconciliation to total liabilities:
Borrowings																						1,059,910.7		15,326.6
Current income tax liabilities																						10,176.4		147.2
Deferred income taxes																						14,910.4		215.6
Other unallocated financial liabilities[2]																						86,570.1		1,251.9

Total liabilities																					Rs.	2,429,052.5	US$	35,124.9

*	Tata and other brand vehicles include Tata Daewoo and Fiat brand vehicles.
**	Corporate expenses for Tata Motors Limited not identifiable to reportable segments kept as unallocable.
1.	Includes interest-bearing loans and deposits and accrued interest income.
2.	Includes interest accrued and other interest bearing liabilities.
a.

Earnings Before Other Income, Interest and Tax is Earnings before share of profit/(loss) of equity accounted investees (net), assets written off/loss on sale of assets and others (net), other income/(loss) (net), foreign exchange gains/(loss) (net), interest income, interest expense (net) and income tax expense.

	For the year ended/as at March 31, 2018
	Automotive and related activity
	Tata and other brand vehicles *								Vehicle Financing		Jaguar Land Rover		Intra- segment eliminations		Total		Others		Inter- segment eliminations		Total
	Commercial Vehicles		Passenger Vehicles		Unallocable **		Total
	(In millions)
Revenues:
External revenue	Rs.	494,917.2	Rs.	128,840.3	Rs.	96.3	Rs.	623,853.8	Rs.	26,040.3	Rs.	2,214,492.3	Rs.	—	Rs.	2,864,386.4	Rs.	18,564.7	Rs.	—	Rs.	2,882,951.1
Inter-segment/intra-segment revenue		—		77.9		—		77.9		111.9		—		(111.9)		77.9		12,770.0		(12,847.9)		—

Total revenues	Rs.	494,917.2	Rs.	128,918.2	Rs.	96.3	Rs.	623,931.7	Rs.	26,152.2	Rs.	2,214,492.3	Rs.	(111.9)	Rs.	2,864,464.3	Rs.	31,334.7	Rs.	(12,847.9)	Rs.	2,882,951.1

Earnings Before Other Income, Interest and Tax(a)		36,694.4		(29,998.8)		(4,082.1)		2,613.5		17,079.3		84,952.3		—		104,645.1		3,045.8		(1,456.3)		106,234.6
Finance costs pertaining to borrowings sourced by vehicle financing segment										(19,053.0)						(19,053.0)						(19,053.0)
Segment results		36,694.4		(29,998.8)		(4,082.1)		2,613.5		(1,973.7)		84,952.3		—		85,592.1		3,045.8		(1,456.3)		87,181.6
Share of profit/(loss) of equity accounted investees		—		—		301.8		301.8		—		21,389.2		—		21,691.0		1,091.6		—		22,782.6
Reconciliation to net income:
Assets written off/loss on sale of assets and others (net)																						(29,148.6)
Other income/(loss) (net)																						47,873.3
Foreign exchange gain/(loss) (net)																						(4,332.9)
Interest income																						7,122.4
Interest expense (net) (excluding pertaining to borrowings sourced by vehicle financing segment)																						(27,738.3)
Income tax expense																						(37,678.2)

Net Income																					Rs.	66,061.9

Depreciation and amortization	Rs.	15,417.3	Rs.	14,368.1	Rs.	1,457.4	Rs.	31,242.8	Rs.	183.4	Rs.	177,830.8	Rs.	—	Rs.	209,257.0	Rs.	561.2	Rs.	—	Rs.	209,818.2
Capital expenditure	Rs.	13,554.5	Rs.	19,145.1	Rs.	859.8	Rs.	33,559.4	Rs.	471.5	Rs.	380,417.9	Rs.	—	Rs.	414,448.8	Rs.	841.6	Rs.	(187.8)	Rs.	415,102.6

Segment assets	Rs.	206,937.3	Rs.	136,472.5	Rs.	63,355.4	Rs.	406,765.2	Rs.	276,709.4	Rs.	1,967,993.9	Rs.	(6.0)	Rs.	2,651,462.5	Rs.	3,303.8	Rs.	(12,031.4)	Rs.	2,642,734.9
Assets classified as held for sale		2,233.3		—		—		2,233.3				—		—		2,233.3		27,569.1		(3,950.5)		25,851.9
Investment in equity accounted investees		—		—		3,855.0		3,855.0		—		45,023.9		—		48,878.9		—		—		48,878.9
Investment in equity accounted investees (held for sale)		—		—		—		—		—		—		—		—		4,973.5		—		4,973.5
Reconciliation to total assets:
Investments																						154,214.0
Current and non-current income tax assets																						11,086.4
Deferred income taxes																						41,064.6
Other unallocated financial assets[1]																						306,706.5

Total assets																					Rs.	3,235,510.7

Segment liabilities	Rs.	135,371.8	Rs.	31,371.7	Rs.	27,198.3	Rs.	193,941.8	Rs.	7,244.0	Rs.	1,048,546.1	Rs.	(7.1)	Rs.	1,249,724.8	Rs.	840.2	Rs.	(3,152.2)	Rs.	1,247,412.8
Liabilities classified as held for sale		—		—		—		—		—		—		—		—		10,701.8		—		10,701.8
Reconciliation to total liabilities:
Borrowings																						888,706.8
Current income tax liabilities																						15,590.7
Deferred income taxes																						61,257.8
Other unallocated financial liabilities[2]																						98,320.0

Total liabilities																					Rs.	2,321,989.9

*	Tata and other brand vehicles include Tata Daewoo and Fiat brand vehicles.
**	Corporate expenses for Tata Motors Limited not identifiable to reportable segments kept as unallocable
1.	Includes interest-bearing loans and deposits and accrued interest income.
2.	Includes interest accrued and other interest bearing liabilities.
a.

Earnings Before Other Income, Interest and Tax is Earnings before share of profit/(loss) of equity accounted investees (net), assets written off/loss on sale of assets and others (net), other income/(loss) (net), foreign exchange gains/(loss) (net), interest income, interest expense (net) and income tax expense.

	For the year ended March 31, 2017
	Automotive and related activity
	Tata and other brand vehicles*								Vehicle Financing		Jaguar Land Rover			Intra- segment eliminations		Total		Others		Inter- segment eliminations		Total
	Commercial Vehicles		Passenger Vehicles		Unallocable ***		Total
	(In millions)
Revenues:
External revenue	Rs.	414,891.9	Rs.	79,188.1	Rs.	—	Rs.	494,080.0	Rs.	24,318.3	Rs.	2,120,676.6		Rs.	—	Rs.	2,639,074.9	Rs.	17,420.2	Rs.	—	Rs.	2,656,495.1
Inter-segment/intra-segment revenue		—		33.1		—		33.1		238.0		—			(284.7)		(13.6)		13,734.0		(13,720.4)		—

Total revenues	Rs.	414,891.9	Rs.	79,221.2	Rs.	—	Rs.	494,113.1	Rs.	24,556.3	Rs.	2,120,676.6		Rs.	(284.7)	Rs.	2,639,061.3	Rs.	31,154.2	Rs.	(13,720.4)	Rs.	2,656,495.1

Earnings Before Other Income, Interest and Tax(a)		(1,781.7)		(28,453.7)		(4,635.8)		(34,871.2)		16,962.2		120,866.8	**		—		102,957.8		3,797.7		(1,942.8)		104,812.7
Finance costs pertaining to borrowings sourced by vehicle financing segment										(18,465.0)							(18,465.0)						(18,465.0)
Segment results		(1,781.7)		(28,453.7)		(4,635.8)		(34,871.2)		(1,502.8)		120,866.8			—		84,492.8		3,797.7		(1,942.8)		86,347.7
Share of profit/(loss) of equity accounted investees (net)		—		—		252.1		252.1		—		13,843.7			—		14,095.8		834.2		—		14,930.0
Reconciliation to net income:
Assets written off/loss on sale of assets and others (net)																							(11,418.6)
Other income /(loss) (net)																							39,590.1
Foreign exchange gain/(loss) (net)																							(16,590.4)
Interest income																							5,640.7
Interest expense (net) (excluding pertaining to borrowings sourced by vehicle financing segment)																							(23,900.7)
Income tax expense																							(35,035.6)

Net Income																						Rs.	59,563.2

Depreciation and amortization	Rs.	19,333.6	Rs.	15,666.5	Rs.	1,400.9	Rs.	36,401.0	Rs.	275.3	Rs.	144,472.0		Rs.	—	Rs.	181,148.3	Rs.	1,257.1	Rs.	—	Rs.	182,405.4
Capital expenditure		16,562.0		22,506.6		912.2		39,980.8		76.1		269,658.7			—		309,715.6		3,652.3		(1,740.6)		311,627.3

*	Tata and other brand vehicles include Tata Daewoo and Fiat brand vehicles.
**	Includes reversal of provision for loss of inventories and insurance recoveries on account of loss of inventories Rs. 13,301.0 million
***	Corporate expenses for Tata Motors Limited not identifiable to reportable segments kept as unallocable
a.

Earnings Before Other Income, Interest and Tax is Earnings before share of profit/(loss) of equity accounted investees (net), assets written off/loss on sale of assets and others (net), other income/(loss) (net), foreign exchange gains/(loss) (net), interest income, interest expense (net) and income tax expense.

Entity-wide disclosures

Information concerning principal geographic areas is as follows:

Net sales to external customers by geographic area by location of customers:

	Year ended March 31,
	2019		2019		2018		2017
	(In millions)
India	US$	9,806.2	Rs.	678,148.1	Rs.	578,403.3	Rs.	422,499.1
United States of America		7,411.0		512,511.1		448,881.5		413,469.9
United Kingdom		8,097.7		559,993.0		418,970.3		486,091.5
Rest of Europe		6,537.3		452,087.8		470,288.0		469,926.9
China		4,394.9		303,929.1		481,675.0		410,721.9
Rest of the World		7,042.1		486,993.3		484,733.0		453,785.8

Total revenues	US$	43,289.2	Rs.	2,993,662.4	Rs.	2,882,951.1	Rs.	2,656,495.1

Non-current assets (Property, plant and equipment, Intangible assets, other non-current assets and Goodwill) by geographic area:

	As at March 31,
	2019		2019		2018
	(In millions)
India	US$	3,596.6	Rs.	248,726.3	Rs.	224,623.2
United States of America		42.2		2,919.9		2,990.0
United Kingdom		14,186.4		981,062.7		1,211,921.5
Rest of Europe		1,369.5		94,708.0		72,420.6
China		20.4		1,409.2		1,661.1
Rest of the World		363.5		25,137.5		26,977.3

Total	US$	19,578.6	Rs.	1,353,963.6	Rs.	1,540,593.7

Information about product revenues:

	Year ended March 31,
	2019		2019		2018		2017
	(In millions)
Tata and Fiat vehicles	US$	9,863.0	Rs.	682,076.2	Rs.	575,483.5	Rs.	436,306.2
Tata Daewoo commercial vehicles		564.6		39,042.9		48,370.3		57,773.8
Jaguar Land Rover vehicles		32,053.5		2,216,656.9		2,214,492.3		2,120,676.6
Others		316.5		21,890.9		18,564.7		17,420.2

Sub-total		42,797.6		2,959,666.9		2,856,910.8		2,632,176.8
Finance revenues		491.6		33,995.5		26,040.3		24,318.3

Total revenues	US$	43,289.2	Rs.	2,993,662.4	Rs.	2,882,951.1	Rs.	2,656,495.1

40.	Related-party transactions

The Company’s related parties principally consist of Tata Sons Private Limited, subsidiaries and joint ventures of Tata Sons Private Limited, the Company’s associates and their subsidiaries, joint operations and joint ventures of the Company. The Company routinely enters into transactions with these related parties in the ordinary course of business. The Company enters into transactions for sale and purchase of products and services with its associates, joint operations and joint ventures. Transactions and balances with its own subsidiaries are eliminated on consolidation.

The following table summarizes related-party transactions and balances included in the consolidated financial statements for the year ended/as at March 31, 2019:

	Associates and its subsidiaries		Joint ventures		Joint operations		Tata Sons Pvt Ltd, its subsidiaries and joint arrangements		Total		Total
	(In millions)
Purchase of products	Rs.	23,691.0	Rs.	24.6	Rs.	39,407.7	Rs.	2,028.0	Rs.	65,151.3	US$	942.1
Sale of products		3,284.0		29,465.5		8,253.2		8,281.0		49,283.7		712.7
Services received		462.0		11.3		—		18,668.0		19,141.3		276.8
Services rendered		217.0		7,653.2		60.4		1,163.0		9,093.6		131.5
Acceptances		—		—		—		54,937.8		54,937.8		794.4
Purchase of property, plant and equipment		135.0		—		—		8.0		143.0		2.1
Purchase of investments		72.0		—		—		—		72.0		1.0
Sale of investments		—		—		—		5,333.5		5,333.5		77.1
Interest (income)/expense, dividend (income)/paid, (net)		(124.0)		(1,991.3)		(262.2)		231.0		(2,146.5)		(31.0)
Loans given		—		57.5		—		—		57.5		0.8
Loans taken		1,770.0		—		—		—		1,770.0		25.6
Loans repaid by us		2,100.0		—		—		—		2,100.0		30.4
Amounts receivable in respect of loans and interest thereon		—		37.5		—		38.0		75.5		1.1
Amounts payable in respect of loans and interest thereon		230.0		—		—		36.0		266.0		3.8
Trade and other receivables		556.0		1,321.5		—		1,988.0		3,865.5		55.9
Accounts payable		3,043.0		25.9		2,461.2		3,729.0		9,259.1		133.9
Acceptances		—		—		—		691.3		691.3		10.0

The following table summarizes related-party transactions and balances included in the consolidated financial statements for the year ended/as at March 31, 2018:

	Associates and its subsidiaries		Joint ventures		Joint operations		Tata Sons Pvt Ltd, its subsidiaries and joint arrangements		Total
	(In millions)
Purchase of products	Rs.	26,057.0	Rs.	—	Rs.	31,631.0	Rs.	1,713.0	Rs.	59,401.0
Sale of products		2,016.0		60,082.1		5,454.9		7,091.0		74,644.0
Services received		89.0		5,500.9		1.6		17,353.0		22,944.5
Services rendered		190.0		12,077.2		43.4		241.0		12,551.6
Acceptances		—		—		—		41,350.3		41,350.3
Purchase of property, plant and equipment		624.0		—		—		2.0		626.0
Purchase of investments		—		25.0		—		—		25.0
Interest (income)/expense, dividend (income)/paid, (net)		(95.0)		(17,644.9)		(46.0)		263.0		(17,522.9)
Loans taken		4,890.0		—		—		—		4,890.0
Loans repaid by us		4,890.0		—		—		—		4,890.0
Amounts receivable in respect of loans and interest thereon		—		—		—		40.0		40.0
Amounts payable in respect of loans and interest thereon		560.0		—		—		48.0		608.0
Trade and other receivables		633.0		10,371.4		(0.7)		1,511.0		12,514.7
Accounts payable		1,496.0		2.5		1,848.8		3,357.0		6,704.3
Acceptances		—		—		—		2,201.6		2,201.6
Deposit given as security		—		—		—		30.0		30.0

The following table summarizes related-party transactions and balances included in the consolidated financial statements for the year ended/as at March 31, 2017:

	Associates and its subsidiaries		Joint ventures		Joint operations		Tata Sons Pvt Ltd, its subsidiaries and joint arrangements		Total
	(In millions)
Purchase of products	Rs.	20,585.2	Rs.	213.0	Rs.	22,757.5	Rs.	668.4	Rs.	44,224.1
Sale of products		2,504.9		49,835.3		3,237.2		4,615.0		60,192.4
Services received		109.8		10,885.7		0.7		19,701.5		30,697.7
Services rendered		166.4		7,718.8		161.2		1,301.3		9,347.7
Acceptances		—		—		—		32,027.7		32,027.7
Purchase of property, plant and equipment		137.9		—		—		1.1		139.0
Interest (income)/expense, dividend (income)/paid, (net)		(111.0)		(5,943.6)		(121.2)		642.6		(5,533.2)
Amounts receivable in respect of loans and interest thereon		—		—		—		93.3		93.3
Amounts payable in respect of loans and interest thereon		560.0		—		—		1,055.5		1,615.5
Trade and other receivables		495.2		5,658.6		—		1,600.1		7,753.9
Accounts payable		397.6		226.3		1,239.6		4,711.1		6,574.6
Conversion of Optionally Convertible Preference shares in to equity shares		1,600.0		—		—		—		1,600.0
Loans given		—		—		—		303.0		303.0
Loans given, repaid		—		—		1,325.0		603.0		1,928.0
Loans taken		3,290.0		—		—		5,896.3		9,186.3
Loans repaid by us		3,000.0		—		—		6,269.5		9,269.5
Deposit given as security		—		—		—		30.0		30.0

Note: With the introduction of GST from July 1, 2017, the related party transactions reported do not include indirect tax component. The previous period figures to that extent are not comparable.

Compensation of key management personnel:

	Year ended March 31,
	2019		2019	2018	2017
	(In millions)
Short-term benefits	US$	9.2	Rs. 633.9	Rs. 798.4	Rs. 693.1
Post-employment benefits*		0.8	54.6	17.6	184.7
Share based payment	US$	0.1	Rs. 4.4	Rs. —	Rs. —

*	Excludes provision for encashable leave and gratuity for certain key management personnel as a separate actuarial valuation is not available.

Other transactions with key management personnel:

	Year ended March 31,
	2019		2019	2018	2017
	(In millions)
Sale of products	US$	—	Rs. —	Rs. —	Rs. 8.1
Dividend paid	US$	—	Rs. —	Rs. —	Rs. —	**

Refer note 35 for information on transactions with post-employment benefit plans.

**	amount less than Rs. 50,000

41.	Earnings per share (“EPS”)

	Net income attributable to shareholders of Tata Motors Limited (In millions)		Weighted average shares (Nos.)	Earnings per share
For the year ended March 31, 2019:
Ordinary Shares
Basic net earnings per share	Rs.	(249,246.9)	2,887,348,474	Rs.	(86.3)
	US$	(3,604.2)		US$	(1.2)
Effect of shares kept in abeyance	Rs.	#	#	Rs.	#
	US$	#	#	US$	#
Diluted earnings per share	Rs.	(249,246.9)	2,887,348,474	Rs.	(86.3)
	US$	(3,604.2)		US$	(1.2)
‘A’ Ordinary Shares
Basic net earnings per share	Rs.	(43,895.8)	508,502,371	Rs.	(86.3)
	US$	(634.7)		US$	(1.2)
Effect of shares kept in abeyance	Rs.	#	#	Rs.	#
	US$	#	#	US$	#
Diluted earnings per share	Rs.	(43,895.8)	508,502,371	Rs.	(86.3)
	US$	(634.7)		US$	(1.2)
For the year ended March 31, 2018:
Ordinary Shares
Basic net earnings per share	Rs.	55,258.1	2,887,348,357	Rs.	19.1
Effect of shares kept in abeyance	Rs.	(2.4)	494,469	Rs.	(4.9)
Diluted earnings per share	Rs.	55,255.7	2,887,842,826	Rs.	19.1
‘A’ Ordinary Shares
Basic net earnings per share	Rs.	9,782.6	508,502,336	Rs.	19.2
Effect of shares kept in abeyance	Rs.	2.4	233,774	Rs.	10.3
Diluted earnings per share	Rs.	9,785.0	508,736,110	Rs.	19.2
For the year ended March 31, 2017:
Ordinary Shares
Basic net earnings per share	Rs.	49,730.2	2,887,218,310	Rs.	17.2
Effect of shares kept in abeyance	Rs.	(2.2)	599,766	Rs.	(3.7)
Diluted earnings per share	Rs.	49,728.0	2,887,818,076	Rs.	17.2
‘A’ Ordinary Shares
Basic net earnings per share	Rs.	8,809.1	508,483,714	Rs.	17.3
Effect of shares kept in abeyance	Rs.	2.2	252,396	Rs.	8.7
Diluted earnings per share	Rs.	8,811.3	508,736,110	Rs.	17.3

‘A’ Ordinary shareholders are entitled to receive dividend at 5 percentage points more than the aggregate rate of dividend determined by the Company on Ordinary shares for the financial year.

#	Since there is a loss for the year ended March 31, 2019 potential equity shares are not considered as dilutive and hence Diluted EPS is same as Basic EPS.

Options are dilutive when they result in the issue of ordinary shares for less than the average market price of ordinary shares during the period. Based on the market price as on date, these are not considered to be dilutive.

42.	Held for sale assets and liabilities

As at March 31, 2019, certain assets of the Company related to defence business are classified as “Held for Sale” as they meet the criteria laid out under IFRS 5. Given the delay in completing the sale, the Company has reassessed the position on “Held for Sale” for the assets and liabilities of its subsidary Tata Technologies Ltd and investment in Tata Hitachi Construction Machinery Company Private Limited (equity accounted investees). Accordingly, the Company concluded that these assets and liabilities no longer meet the criteria of “Held for Sale” as per IFRS 5.

The below table outlines various assets and liabilities classifed as held for sale.

	As at March 31,
	2019		2019		2018
	(In millions)
ASSETS:
Current assets:
Cash and cash equivalents	US$	—	Rs.	—	Rs.	2,439.4
Short-term deposits		—		—		201.2
Trade receivables		—		—		5,245.8
Other financial assets		—		—		319.0
Inventories		—		—		958.0
Other current assets		—		—		584.6
Current income tax assets		—		—		726.4

Total current assets		—		—		10,474.5

Non-current assets:
Investments		—		—		317.9
Other financial assets		—		—		546.9
Property, plant and equipment		0.2		11.4		4,545.3
Goodwill		—		—		5,579.1
Intangible assets		23.3		1,611.0		3,076.1
Non-current income tax assets		—		—		318.4
Deferred income taxes		—		—		211.6
Other non-current assets		—		—		782.1

Total non-current assets		23.5		1,622.4		15,377.4

Total assets	US$	23.5	Rs.	1,622.4	Rs.	25,851.9

LIABILITIES
Current liabilities:
Accounts payable		—		—		3,926.4
Short-term borrowings and current portion of long-term debt		—		—		939.0
Other financial liabilities		—		—		67.0
Provisions		—		—		117.1
Other current liabilities		—		—		1,844.1
Current income tax liabilities		—		—		714.3

Total current liabilities		—		—		7,607.9

Non-current liabilities:
Long-term debt		—		—		486.5
Other financial liabilities		—		—		13.4
Provisions		—		—		297.0
Other liabilities		—		—		2,296.9

Total non-current liabilities		—		—		3,093.9

Total liabilities	US$	—	Rs.	—	Rs.	10,701.8

43.

Tata Motors Limited (“Parent Company”)—condensed financial information as to financial position, cash flows and results of operations has not been provided, as per the requirements of Rule 12-04 (a) of Regulation S-X, because restricted net assets of the consolidated subsidiaries does not exceed 25% of the consolidated net assets as at March 31, 2019. As at March 31, 2019 and 2018, Rs. 127,705.6 million and Rs. 429,855.1 million, respectively, of restricted assets were not available for distribution.

44.	We had the following subsidiaries as at March 31, 2019:

Sr. No.	Name of the Subsidiary Company	Country of incorporation	% of Equity Shareholding
1	Concorde Motors (India) Limited	India	100.00
2	Tata Motors European Technical Centre PLC	UK	100.00
3	Tata Motors Insurance Broking and Advisory Services Limited	India	100.00
4	TMF Holdings Limited (formerly known as Tata Motors Finance Limited)	India	100.00
5	TML Holdings Pte. Limited	Singapore	100.00
6	TML Distribution Company Limited	India	100.00
7	Tata Hispano Motors Carrocera S.A.	Spain	100.00
8	Tata Hispano Motors Carrocerries Maghreb SA	Morocco	100.00
9	Trilix S.r.l.	Italy	100.00
10	Tata Precision Industries Pte. Limited	Singapore	78.39
11	Tata Technologies Limited	India	72.28
12	Tata Marcopolo Motors Limited	India	51.00
	(B) INDIRECT SUBSIDIARIES
	(i) Subsidiaries of TML Holdings Pte. Ltd.
13	Tata Daewoo Commercial Vehicle Company Limited	South Korea	100.00
14	Tata Daewoo Commercial Vehicle Sales and Distribution Company Limited	South Korea	100.00
15	Tata Motors (Thailand) Limited	Thailand	95.87
16	Tata Motors (SA) (Proprietary) Limited	South Africa	60.00
17	PT Tata Motors Indonesia	Indonesia	100.00
18	PT Tata Motors Distribusi Indonesia	Indonesia	100.00
19	TMNL Motor Services Nigeria Limited	Nigeria	100.00
20	Jaguar Land Rover Automotive Plc	UK	100.00
	(ii) Subsidiaries of Jaguar Land Rover Automotive Plc
21	Jaguar Land Rover Holdings Limited	UK	100.00
	(iii) Subsidiaries of Jaguar Land Rover Holdings Limited
22	Jaguar Land Rover Limited	UK	100.00
23	Jaguar Land Rover Austria GmbH	Austria	100.00
24	Jaguar Land Rover Japan Limited	Japan	100.00
25	JLR Nominee Company Limited	UK	100.00
26	Jaguar Land Rover Deutschland GmbH	Germany	100.00
27	Jaguar Land Rover North America LLC	USA	100.00
28	Jaguar Land Rover Nederland BV	Netherlands	100.00
29	Jaguar Land Rover Portugal - Veículos e Peças, Lda.	Portugal	100.00
30	Jaguar Land Rover Australia Pty Limited	Australia	100.00
31	Jaguar Land Rover Italia Spa	Italy	100.00
32	Jaguar Land Rover Korea Company Limited	South Korea	100.00
33	Jaguar Land Rover (China) Investment Co. Limited	China	100.00

Sr. No.	Name of the Subsidiary Company	Country of incorporation	% of Equity Shareholding
34	Jaguar Land Rover Canada ULC	Canada	100.00
35	Jaguar Land Rover France, SAS	France	100.00
36	Jaguar Land Rover (South Africa) (Pty) Limited	South Africa	100.00
37	Jaguar e Land Rover Brasil Indústria e Comércio de Veículos LTDA	Brazil	100.00
38	Limited Liability Company “Jaguar Land Rover” (Russia)	Russia	100.00
39	Jaguar Land Rover (South Africa) Holdings Limited	South Africa	100.00
40	Jaguar Land Rover India Limited	India	100.00
41	Jaguar Land Rover Espana SL	Spain	100.00
42	Jaguar Land Rover Belux NV	Belgium	100.00
43	Jaguar Cars South Africa (Pty) Limited	South Africa	100.00
44	The Jaguar Collection Limited	UK	100.00
45	Jaguar Cars Limited	UK	100.00
46	Land Rover Exports Limited	UK	100.00
47	Land Rover Ireland Limited	Ireland	100.00
48	The Daimler Motor Company Limited	UK	100.00
49	Daimler Transport Vehicles Limited	UK	100.00
50	S.S. Cars Limited	UK	100.00
51	The Lanchester Motor Company Limited	UK	100.00
52	Shanghai Jaguar Land Rover Automotive Services Company Limited	China	100.00
53	Jaguar Land Rover Pension Trustees Limited	UK	100.00
54	Jaguar Land Rover Slovakia s.r.o	Slovakia	100.00
55	Jaguar Land Rover Singapore Pte. Ltd.	Singapore	100.00
56	Jaguar Racing Limited	UK	100.00
57	InMotion Ventures Limited	UK	100.00
58	InMotion Ventures 1 Limited	UK	100.00
59	InMotion Ventures 2 Limited	UK	100.00
60	InMotion Ventures 3 Limited	UK	100.00
61	InMotion Ventures 4 Limited	UK	100.00
62	Jaguar Land Rover Colombia S.A.S	Columbia	100.00
63	Jaguar Land Rover Ireland (Services) Limited	Ireland	100.00
64	Jaguar Land Rover Taiwan Company Limited	Taiwan	100.00
65	Jaguar Land Rover Servicios México, S.A. de C.V.	Mexico	100.00
66	Jaguar Land Rover México, S.A.P.I. de C.V.	Mexico	100.00
67	Jaguar Land Rover Hungary KFT	Hungary	100.00
68	Jaguar Land Rover Classic USA LLC	USA	100.00
69	Spark44 (JV) Limited	UK	50.50
	(iv) Subsidiaries of Spark44 (JV) Limited
70	Spark44 Pty. Ltd.	Australia	50.50
71	Spark44 GmbH	Germany	50.50
72	Spark44 LLC	USA	50.50
73	Spark44 Shanghai Limited	China	50.50
74	Spark44 DMCC	UAE	50.50
75	Spark44 Demand Creation Partners Pvt. Limited	India	50.50
76	Spark44 Limited	UK	50.50
77	Spark44 Singapore Pte. Ltd.	Singapore	50.50
78	Spark44 Communications SL	Spain	50.50

Sr. No.	Name of the Subsidiary Company	Country of incorporation	% of Equity Shareholding
79	Spark44 S.r.l.	Italy	50.50
80	Spark44 Seoul Limited	Korea	50.50
81	Spark44 Japan K.K.	Japan	50.50
82	Spark44 Canada Inc	Canada	50.50
83	Spark44 Pty. Limited	South Africa	50.50
84	Spark44 Colombia S.A.S.	Columbia	50.50
85	Spark44 Taiwan Limited	Taiwan	50.50
	(v) Subsidiaries of Tata Technologies Limited
86	Tata Technologies Pte Limited	Singapore	72.28
87	Tata Technologies (Thailand) Limited	Thailand	72.28
88	Tata Manufacturing Technologies (Shanghai) Limited	China	72.28
89	INCAT International Plc.	UK	72.28
90	INCAT GmbH	Germany	72.28
91	Tata Technologies Europe Limited	UK	72.28
92	Escenda Engineering AB	Sweden	72.28
93	Tata Technologies Inc.	USA	72.35
94	Tata Technologies de Mexico, S.A. de C.V.	Mexico	72.35
95	Cambric GmbH	Germany	72.35
96	Cambric Limited	USA	72.32
97	Tata Technologies SRL Romania	Romania	72.32
	(vi) Subsidiaries of TMF Holdings Ltd.
98	Tata Motors Finance Solutions Limited	India	100.00
99	Tata Motors Finance Limited	India	100.00