Form 20-F
period 2020-03-31
TATA MOTORS LTD/FI
filed 2020-08-13
CIK 926042

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended March 31, 2020

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report

For the transition period from                to

Commission file number: 001-32294

TATA MOTORS LIMITED

(Exact name of Registrant as specified in its charter)

N/A

(Translation of Registrant’s name into English)

Republic of India	Bombay House 24, Homi Mody Street Mumbai 400 001, India
(Jurisdiction of incorporation or organization)	(Address of principal executive offices)

H.K. Sethna

Tel.: +91 22 6665 7219

Facsimile: +91 22 6665 7790

Email: hks@tatamotors.com

Address:

Bombay House

24, Homi Mody Street

Mumbai 400 001, India

(Name, Telephone, Email and/or Facsimile number, and Address of Company Contact Person)

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

(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: 3,088,973,894 Ordinary Shares and 508,502,896 ‘A’ Ordinary Shares, including 320,793,365 Ordinary Shares represented by 64,158,673 American Depositary Shares (“ADSs”), outstanding as of March 31, 2020. Each ADS represents five (5) Ordinary Shares as of March 31, 2020.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.    ☒  Yes    ☐  No

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.    ☐  Yes    ☒  No

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.    ☒  Yes    ☐  No

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files).    ☒  Yes    ☐  No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company. See the definition of “large accelerated filer,” “accelerated filer,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer  ☒    Accelerated filer  ☐    Non-accelerated filer  ☐    Emerging growth company  ☐

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards1 provided pursuant to Section 13(a) of the Exchange Act.  ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report.  ☒

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing.

U.S. GAAP ☐	International Financial Reporting Standards as issued by the International Accounting Standards Board ☒	Other ☐

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow. Item 17  ☐    Item 18  ☐

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).    ☐  Yes    ☒  No

(APPLICABLE ONLY TO ISSUERS INVOLVED IN BANKRUPTCY PROCEEDINGS DURING THE PAST FIVE YEARS)

Indicate by check mark whether the registrant has filed all documents and reports required to be filed by Sections 12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court.    Yes  ☐    No  ☐

*	Not for trading, but only in connection with listed American Depositary Shares, each representing five (5) Ordinary Shares.

[1]	The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

In this annual report on Form 20-F, each of the following terms has the meaning ascribed to it below:

•	“ADR” means an American Depositary Receipt evidencing one or more ADSs;

•	“BSIV” means Bharat Stage IV, a Bharat stage emission standard instituted by the Government of India;

•	“BSVI” means Bharat Stage VI, a Bharat stage emission standard instituted by the Government of India;

•	“CNG” refers to compressed natural gas;

•	“Commercial Vehicles” or “CVs” means vehicles in the commercial vehicle segment, including SCV & Pickups, MHCVs, ILCVs and CV Passenger Vehicles;

•	“Company” refers to Tata Motors Limited;

•	“Companies Act” refers to the Indian Companies Act, 2013, as amended from time to time, unless stated otherwise;

•	“Crores” refers to ten million Rs;

•	“CV Passenger Vehicles” means commercial Passenger Vehicles, which are passenger carriers in the Commercial Vehicle segment;

•

“Earnings Before Other Income, Interest and Tax” means earnings before share of profit/(loss) of equity accounted investees (net), assets written off/loss on sale of assets and others (net), other income/(loss) (net), foreign exchange gains/(loss) (net), interest income, interest expense and income tax expense;

•	“Euro”, “EUR” and “€” mean the currency issued by the European Central Bank;

•	“Fiscal” means our fiscal year ending on March 31 of that year;

•	“Free Cash Flow” is a non-IFRS measure that equals cash flow from operating activities, less payment for property, plants and equipment and intangible assets;

•	“GBP” means the British pound, the lawful currency of the United Kingdom;

•	“GVW” means gross vehicle weight;

•	“IFRS” means the International Financial Reporting Standards and its interpretations as issued by the International Accounting Standards Board;

•	“ILCVs” means intermediate and light Commercial Vehicles, which are vehicles that have a GVW between 3.5 metric tons and 12 metric tons;

•	“Ind AS” means the Indian Accounting Standards;

•	“Indian GAAP” means the accounting principles generally accepted in India;

•	“Indian rupees” and “Rs.” mean the lawful currency of India;

•	“JLR” means Jaguar Land Rover;

•	“Korean won” means the lawful currency of South Korea;

•	“Lakhs” refers to one hundred thousand Rs;

•	“Liters” means the measurement equivalent to 61.02 cubic inches of volume, or approximately 1.057 U.S. quarts of liquid measure;

•	“LPG” refers to liquified petroleum gas;

•	“Metric tons” or “tons” is a measurement equal to 1,000 kilograms or approximately 2,200 pounds;

•	“MHCVs” means medium and heavy Commercial Vehicles, which are vehicles that have a GVW of over 12 metric tons;

i

•	“Millimeters” or “mm” means the measurement equal to 1/1000 of a meter. A meter is equal to approximately 39.37 inches and a millimeter is equal to approximately 0.039 inch;

•	“Passenger Cars” means vehicles that have a seating capacity of up to five persons, including the driver, that are further classified into the following market categories:

•	Compact — length between 3,600 mm and 4,000 mm;

•	Executive — length between 4,500 mm and 4,700 mm;

•	Luxury — length above 5,000 mm;

•	Mid-size — length between 4,250 mm and 4,500 mm;

•	Micro — length up to 3,200 mm;

•	Mini — length between 3,200 mm and 3,600 mm;

•	Premium — length between 4,700 mm and 5,000 mm; and

•	Super Compact — length between 4,000 mm and 4,250 mm;

•	“Passenger Vehicles” means Passenger Cars or Utility Vehicles;

•

“Ratio of Net Debt to Shareholders’ Equity” is measured as (total debt less cash and cash equivalent, mutual funds—current and money market funds) divided by equity (including non-controlling interest).

•	“Revenue” means the total revenue net of excise duty unless stated otherwise;

•	“RMB” and “Chinese Renminbi” mean the lawful currency of the People’s Republic of China;

•	“Russian Ruble” means the lawful currency of Russia;

•	“SCV” means small Commercial Vehicles;

•	“SG$” means the Singapore dollar, the lawful currency of Singapore;

•	“Shares” means the Ordinary Shares and the ‘A’ Ordinary Shares of Tata Motors Limited, unless stated otherwise;

•	“Small Commercial Vehicles & Pickups” or “SCVs & Pickups” means vehicles that have a GVW of up to 3.5 tons;

•	“SUV” means sports utility vehicle;

•	“TML” refers to Tata Motors Limited a parent company;

•	“UK” and “United Kingdom” mean the United Kingdom of Great Britain and northern Ireland; and

•	“Utility Vehicles” or “UVs” means vehicles that have a seating capacity of five to ten persons, including the driver, which includes SUVs, multi-purpose vehicles and vans.

In addition to the terms defined above:

•	References to “we”, “our”, “us” and “Tata Motors Group” are to Tata Motors Limited and its consolidated subsidiaries, except as the context otherwise requires;

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

•	the magnitude and the length of economic disruption as a result of the worldwide COVID-19 pandemic;

•	implementation of our growth strategy and new projects, including mergers, acquisitions and divestments, planned by management;

•	the level of competition in the automotive industry;

•	movements in the prices of key inputs such as steel, aluminum, rubber and plastics;

•	development of new technologies affecting the automotive market;

•	accidents and natural disasters;

•	changes in our credit rating and the terms on which we finance our working capital and capital and product development expenditures and investment requirements;

•	fluctuations in the currency exchange rate against the functional currency of the respective consolidated entities;

•	the performance of our distribution channels and contractual arrangements with suppliers;

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

Non-IFRS Measures

We use the following non-IFRS performance indicators to monitor financial performance:

Earnings Before Other Income, Interest and Tax

Earnings Before Other Income, Interest and Tax is earnings before share of profit/(loss) of equity accounted investees (net), assets written off/loss on sale of assets and others (net), other income/(loss) (net), foreign exchange gains/(loss) (net), interest income, interest expense and income tax expense. It is monitored by management for the purpose of performance of income earned by our operations. Earnings Before Other Income, Interest and Tax is presented because management believes this represents the earnings earned by the business of the Company. Reconciliation of our consolidated Earnings Before Other Income, Interest and Tax to our consolidated net income is provided in Item 5.A “Operating and Financial Review and Prospects—Operating Results—Overview.”

Free Cash Flow

Free Cash Flow is measured as cash flow from operating activities, less payments for property, plants and equipment and intangible assets. It is monitored by management for the purpose of quantifying ongoing needs for investments in plants and machinery, products and technologies. Free Cash Flow is presented because management believes this provides investors with a relevant measure of cash available to address our debts, pay dividends and fund capital expenditures and other strategic initiatives. Reconciliation of our Free Cash Flow to cash flow from operating activities is provided in Item 5.A “Operating and Financial Review and Prospects—Operating Results—Overview.”

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

A. Selected Financial Data

The following tables set forth selected financial data, including selected historical financial information as of and for each of Fiscal 2020, Fiscal 2019, Fiscal 2018, Fiscal 2017 and Fiscal 2016, in accordance with IFRS, as issued by the International Accounting Standards Board.

The selected IFRS consolidated financial data as of March 31, 2020 and 2019 and for each of Fiscal 2020, Fiscal 2019 and Fiscal 2018 are derived from our audited IFRS consolidated financial statements included in this annual report on Form 20-F. The selected IFRS consolidated financial data as of March 31, 2018, 2017 and 2016 and for Fiscal 2017 and Fiscal 2016 are derived from our audited IFRS consolidated financial statements not included in this annual report on Form 20-F.

You should read our selected financial data in conjunction with Item 5 “Operating and Financial Review and Prospects.”

Selected Financial Data Prepared in Accordance with IFRS

	Year ended March 31,
	2020	2020	2019	2018	2017	2016
	(In US$ millions, except share and per share amounts)
		(in Rs. millions, except share and per share amounts)
Revenues	33,782.1	2,556,123.4	2,959,666.9	2,856,910.8	2,632,176.8	2,682,793.8
Finance revenues	503.9	38,127.8	33,995.5	26,040.3	24,318.3	22,318.8

Total revenues	34,286.0	2,594,251.2	2,993,662.4	2,882,951.1	2,656,495.1	2,705,112.6
Change in inventories of finished goods and work-in-progress	294.9	22,311.9	20,532.8	(20,465.8)	(73,751.2)	(27,540.1)
Purchase of products for sale	1,616.1	122,283.5	132,588.3	159,039.9	139,245.3	128,494.6
Raw materials, components and consumables	20,167.4	1,525,964.3	1,809,875.4	1,718,028.0	1,593,803.1	1,536,255.1
Employee cost	4,075.5	308,372.8	346,261.1	302,624.8	283,588.0	288,117.4
Defined benefit pension plan amendment	—	—	1,479.3	(36,090.1)	—	—
Depreciation and amortization	2,744.1	207,632.1	230,197.8	209,818.2	182,405.4	168,074.9
Other expenses	7,947.4	601,339.1	657,298.7	629,755.4	608,461.6	585,321.4
Impairment losses in Jaguar Land Rover	—	—	278,379.1	—	—	—
Impairment losses in passenger vehicle business	58.9	4,454.8	—	—	—	—
Provision for Onerous Contracts	102.7	7,770.0	—	—	—	—
Impairment losses of assets in subsidiaries	46.7	3,532.0	—	—	—	—
Provision/(Reversal) for loss of inventory (net of insurance recoveries)	—	—	—	(111.9)	(13,301.0)	16,383.9
Expenditure capitalized	(2,313.3)	(175,033.8)	(196,595.6)	(185,882.0)	(168,768.8)	(166,783.2)
Assets written off/loss on sale of assets and others (net)	41.4	3,131.9	13,186.7	29,148.6	11,418.6	9,477.4
Other (income)/loss (net)	(211.6)	(16,009.4)	(35,438.7)	(47,873.3)	(39,590.1)	(12,613.0)
Foreign exchange (gain)/loss (net)	224.5	16,985.4	5,824.2	4,332.9	16,590.4	21,047.0
Interest income	(154.6)	(11,696.9)	(7,864.6)	(7,122.4)	(5,640.7)	(7,186.6)
Interest expense	958.9	72,553.1	57,586.0	46,791.3	42,365.7	47,912.6
Share of (profit)/loss of equity accounted investees (net)	132.2	10,000.0	(2,095)	(22,782.6)	(14,930.0)	(5,774.7)

Net income/(loss) before tax	(1,445.2)	(109,339.6)	(317,553.1)	103,740.1	94,598.8	123,925.9
Income tax (expense)/credit	(48.2)	(3,644.5)	25,425.0	(37,678.2)	(35,035.6)	(27,420.9)

Net income/(loss) after tax	(1,493.4)	(112,984.1)	(292,128.1)	66,061.9	59,563.2	96,505.0

	Year ended March 31,
	2020		2020	2019	2018	2017	2016
	(In US$ millions, except share and per share amounts)
			(in Rs. millions, except share and per share amounts)
Net income/(loss) attributable to equity holders		(1,506.0)	(113,940.3)	(293,142.7)	65,040.7	58,539.3	95,516.2
Net income/(loss) attributable to non-controlling interest		12.6	956.2	1,014.6	1,021.2	1,023.9	988.8
Dividends per share of Ordinary Shares	US$	—	Rs. —	Rs. —	Rs. —	Rs.0.2	Rs. —
Dividends per share of ‘A’ Ordinary Shares	US$	—	Rs. —	Rs. —	Rs. —	Rs.0.3	Rs. —
Weighted average of Ordinary Shares outstanding:
Basic			2,95,23,53,090	2,887,348,474	2,887,348,357	2,887,218,310	2,873,188,838
Diluted			2,95,23,53,090	2,887,348,474	2,887,842,826	2,887,818,076	2,873,809,883
Weighted average of ‘A’ Ordinary Shares outstanding:
Basic			50,85,02,473	508,502,371	508,502,336	508,483,714	506,063,234
Diluted			50,85,02,473	508,502,371	508,736,110	508,736,110	506,320,979
Earnings/(Loss) per share of Ordinary Shares:
Basic	US$	(0.4)	Rs. (32.9)	Rs. (86.3)	Rs. 19.1	Rs. 17.2	Rs. 28.3
Diluted	US$	(0.4)	Rs. (32.9)	Rs. (86.3)	Rs. 19.1	Rs. 17.2	Rs. 28.2
Earnings/(Loss) per share of ‘A’ Ordinary Shares:
Basic	US$	(0.4)	Rs. (32.9)	Rs. (86.3)	Rs. 19.2	Rs. 17.3	Rs. 28.4
Diluted	US$	(0.4)	Rs. (32.9)	Rs. (86.3)	Rs. 19.2	Rs. 17.3	Rs. 28.3

As described in Note 2(y) of our consolidated financial statements included in this annual report on Form 20-F, during Fiscal 2020, we applied IFRS 16.

As described in Note 2(x) of our consolidated financial statements included in this annual report on Form 20-F, during Fiscal 2019, we applied IFRS 9 and IFRS 15.

As described in Note 2(o) of our audited IFRS consolidated financial statements included in this annual report on Form 20-F, during Fiscal 2018, we changed our presentation of assets written off/loss on sale of assets and others (net) in the consolidated income statement. The change in presentation was retrospectively applied to prior year comparatives. The change in the presentation does not affect net income, total comprehensive income and earnings/(loss) per share in any of the periods presented.

As described in Note 2(x) of our audited IFRS consolidated financial statements included in this annual report on Form 20-F, during Fiscal 2017, we changed our presentation of foreign exchange gain/(loss) in the consolidated income statement. The change in presentation was retrospectively applied to prior year comparatives. There was no impact on net income for the years ended March 31, 2016.

	As of March 31,
	2020	2020	2019	2018	2017	2016
	(in US$ millions, except number of shares)
		(in Rs. millions, except number of shares)
Balance sheet data
Total assets	41,509.3	3,140,802.1	2,987,119.9	3,235,510.9	2,666,646.0	2,619,981.3
Long term debt, net of current portion	11,009.7	8,33,048.1	708,067.0	611,419.4	605,644.5	504,511.3
Total shareholders’ equity	7,903.7	598,034.7	558,067.4	913,521.0	538,842.2	768,036.7
Number of equity shares outstanding
-Ordinary Shares		3,088,973,894	2,887,348,694	2,887,348,694	2,887,348,428	2,887,203,602
-‘A’ Ordinary Shares		508,502,896	508,502,371	508,502,371	508,502,291	508,476,704

Exchange Rate Information

For convenience, some of the financial amounts presented in this annual report on Form 20-F have been translated from Indian rupees into U.S. dollars at the rate of Rs.75.6650 to US$1.00, based on the rate in the city of Mumbai as published by the Foreign Exchange Dealers’ Association of India on March 31, 2020.

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

Risks Associated with Our Business and the Automotive Industry

We have been, and may in the future be, adversely affected by the COVID-19 pandemic, the duration and economic, governmental and social impact of which is difficult to predict, and which may significantly harm our business, prospects, financial condition and results of operations.

Since the end of 2019, a disease caused by a novel strain of coronavirus (“COVID-19”), has spread in China and throughout the world, and the World Health Organization declared the COVID-19 outbreak a pandemic in March 2020. No fully effective treatments or vaccines have been developed as of the date of this annual report, and such development of treatments or vaccines may take a significant amount of time. The COVID-19 pandemic and associated governmental responses have adversely affected workforces, consumer sentiment, economies and financial markets. Such adverse effects, along with decreased consumer spending, have led to a global economic downturn. Based on the latest assessment by the International Monetary Fund, India’s economy is forecast to contract by 4.5% and it is estimated that the global economy would contract by 4.9% in 2020 due to the COVID-19 pandemic.

The COVID-19 pandemic has spread across all key regions, including the United Kingdom, China, North America, India and continental Europe, from which we derive the substantial majority of our revenues. Governments imposed travel bans, quarantines, lockdowns, “stay-at-home” orders, and similar mandates on individuals to substantially restrict daily activities and on many businesses to curtail or cease normal operations. Such measures, though temporary in nature, may continue or be re-enacted depending on the development of the COVID-19 pandemic. These measures have severely impacted the economic activity across the globe, resulting in the major economies facing the risk of significant and unprecedented economic downturns and recession. Social distancing measures have been eased or are being eased, and economic activity is gradually resuming. However, there remains considerable uncertainty about the extent, speed and regional differences of any recovery including any longer term impacts on our business and the possibility of a second wave of the COVID-19 pandemic. There have been instances where local lockdowns have been re-imposed where infection rates have started to suddenly increase again. There is a risk that widespread strict social distancing measures may be reintroduced in the future until effective treatments or vaccines have been developed. The COVID-19 pandemic, as well as efforts to contain it, has caused significant economic and financial disruptions around the world, including disruption to manufacturing operations, logistics and global supply chains and financial markets. Based on our management analytical estimates, as a result of the COVID-19 pandemic, profit before tax (“PBT”) for Tata Motors Limited was impacted by approximately Rs.5,000 million and free cash flow was impacted by approximately Rs.20,000 million in Fiscal 2020. We are expected to continue to be impacted by the COVID-19 pandemic in Q1 of Fiscal 2021 with minimal revenues and cash outflows estimated at Rs.50,000 million. As part of our mitigating actions, we have implemented rigorous cost and capital expenditure control measures, including cash improvement programme of Rs.60,000 million (including a cost savings programme of Rs.15,000 million). Capital expenditure guidance for Tata Motors Limited has been reduced by 66% to Rs.15,000 million in Fiscal 2021. For JLR, based on our management analytical estimates, PBT was impacted by GBP 599 million and free cash flow by GBP 767 million in Fiscal 2020, owing to the COVID-19 pandemic. JLR’s focus has been on conserving cash and prioritising capital expenditure on key products. It is expected that JLR will continue to be impacted by COVID-19 pandemic in Q1 Fiscal 2021 hence cash outflows is estimated to be up to GBP 2 billion. Capital expenditure guidance for JLR in Fiscal 2021 is reduced by 40% to GBP 2.5 billion while cash and cost savings through Project Charge + have been targeted at GBP 1.5 billion for Fiscal 2021.

As a result of the COVID-19 pandemic, the Company and Jaguar Land Rover enacted temporary plant shutdowns and implemented work-from-home protocols for employees who were able to work remotely in various jurisdictions, including India and the United Kingdom, to ensure public safety and to comply with government guidelines in various geographies. These shutdowns caused and will continue to cause disruptions in our business and negative effects on our cash flows, primarily because our operations realize less revenue during shutdowns while continuing to incur costs. As of the date of this annual report, Tata Motors Limited and Jaguar Land Rover have resumed production at all of its plants except for the Jaguar plant at Castle Bromwich in the UK (scheduled to restart production in August 2020), each under defined health and safety protocols.

There is significant uncertainty surrounding the extent and duration of such business disruptions, as continued cross-border restrictions could adversely affect our supply chains in India and globally. Although we have restored operations at our production facilities, our manufacturing rates and timelines may nonetheless be affected by global economic markets, the decrease in consumer confidence or changing behaviors such as working from home arrangements, which could impact demand in the global transportation and automotive industries.

The economic slowdown attributable to the COVID-19 pandemic has led to a severe decrease in global vehicle sales in markets around the world and the extent of recovery is still uncertain. Moreover, as a result of the restrictions imposed by governments in affected countries and negative consumers’ reaction to the COVID-19 pandemic in general, showroom traffic at our dealers dropped significantly and many dealers temporarily ceased operations, thereby reducing dealers’ demands for our products. Recently, over 98% of Jaguar Land Rover retailer sites are open either fully or partially, while over 90% of Tata Motors retailer sites have reopened.

The COVID-19 pandemic and the resulting business disruptions in several jurisdictions where we operate have had a material adverse impact on our operations, liquidity, business, financial conditions and/or credit ratings (Please see Item 5.B “Operating and Financial Review and Prospects—Liquidity and Capital Resources—Principal Sources of Funding Liquidity” of this annual report on Form 20-F). Any future impact on our business may take some time to materialize and may not be fully reflected in the results for the first quarter of Fiscal 2021 and certain levels of disruption are expected for the remainder of Fiscal 2021. Even after the COVID-19 pandemic subsides, we may continue to experience an adverse impact to our business as a result of its global economic impact, including any recession that has occurred or may occur. Specifically, difficult macroeconomic conditions, such as decreases in per capita income and level of disposable income, increased and prolonged unemployment or a decline in consumer confidence as a result of the COVID-19 pandemic could have a continuing adverse effect on demand for our products, as well as limit or significantly reduce points of access to such products.

Further, government-sponsored liquidity or stimulus programs in response to the COVID-19 pandemic may not be available to our customers, suppliers, dealers, or us, and in the event that such programs are available, they may nevertheless be insufficient to address the impact of the COVID-19 pandemic. Supply and distribution chains may be disrupted by the bankruptcies of our suppliers or dealers or a permanent discontinuation of their operations. Consequently, the impact on our business, prospects, financial condition and results of operation cannot be fully determined at this time.

Furthermore, we have implemented enhanced health and safety measures in our operations, such as new screening protocols, in line with public health rules and guidelines and industry practices to combat the spread of the COVID-19 pandemic. We are exposed to the risk of an increase in the number of workplace and third-party claims arising from actual or alleged failures to implement such measures adequately, or at all. In addition to the increase in costs associated with the implementation of such measures, we are also faced with the potential increase in legal, advisory and other costs as a result of any COVID-19 pandemic related claims from workers or third party suppliers that may come into contact with our operations. All or any of these factors could have a material adverse effect on our business, prospects, financial condition and results of operation.

Deterioration in global economic conditions could have a material adverse impact on our sales and results of operations.

The ongoing COVID-19 pandemic has a significant impact on economic activity globally. There are potentially high risks of credit rating downgrades across different sectors and countries. All geographies we operate in may be severely impacted as a result of ongoing COVID-19 pandemic. There remains considerable uncertainty around the ongoing COVID-19 pandemic and its negative impact on the financial and commodity markets.

The automotive industry could be materially affected by the general economic conditions and developments in India and around the world and investors’ reaction to such conditions and developments. The automotive industry, in general, is cyclical, and economic slowdowns in the recent past have affected the manufacturing sector in India, including automotive and related industries. Deterioration of key economic metrics, such as the growth rate, interest rates and inflation, reduced availability of competitive financing rates for vehicles, implementation of burdensome environmental and tax policies, work stoppages and increase in freight rates and fuel prices could materially and adversely affect our automotive sales and results of operations. Deterioration in key economic factors in countries where we have sales operations may result in a decrease in demand for our automobiles. A decrease in demand could, in turn, cause automobile prices and manufacturing capacity utilization rates to fall.

Any worldwide financial instability, including as a result of the ongoing COVID-19 pandemic and with respect to increased protectionist measures and withdrawal from trade pacts by countries in which we operate, could also have a negative impact on the Indian economy, including the movement of exchange rates and interest rates in India. In the event global economic recovery is slower than expected, or if there is any significant financial disruption, this could have a material adverse effect on our cost of funding, portfolio of financing loans, business, prospects, results of operations, financial condition and the trading price of the Company’s Shares and ADSs.

In November 2018, the United States, Mexico and Canada signed the United States-Mexico-Canada Agreement (“USMCA”), which is intended to succeed the North American Free Trade Agreement. The USMCA was revised by the three countries in December 2019, and has been ratified by the legislature of each of three countries. Potential governmental actions related to tariffs or international trade agreements has the potential to adversely impact demand for our products, our costs, customers, suppliers and/or the North American economy or world economy or certain sectors thereof and, thus, our business.

Our Jaguar Land Rover business has significant operations in the United Kingdom, North America, continental Europe and China, as well as sales operations in markets across the globe. Conditions in automotive markets remained challenging in Fiscal 2020 as a result of the COVID-19 pandemic significantly impacting sales and operations, as well as the wider global economy. If automotive demand softens because of lower or negative economic growth in key markets or due to other factors, Jaguar Land Rover’s business, prospects, financial condition and results of operation could be materially and adversely affected as a result. In addition, the current U.S. presidential administration may seek to introduce additional changes to laws and policies governing international trade and impose additional tariffs and duties on foreign vehicle imports, which could have a material adverse effect on Jaguar Land Rover’s sales in the United States.

The United Kingdom’s exit from the European Union may adversely impact our business, prospects, financial condition and results of operations.

Brexit and the potential impact of the withdrawal of the United Kingdom have created significant uncertainty regarding the future relationship between the United Kingdom and the European Union, including with respect to the laws and regulations that will apply as the United Kingdom determines which European Union-derived laws to replace or replicate. On March 29, 2017, the United Kingdom formally notified the European Council of its intention to leave the European Union. After a number of iterations, the European Commission and the UK’s negotiators reached an agreement on the terms of the United Kingdom’s withdrawal from the European Union, and these terms have been approved by the UK and European parliaments. The United Kingdom formally withdrew from the European Union, in accordance with the terms provided by the withdrawal agreement, on January 31, 2020 after which it entered into the transition period specified in the withdrawal agreement, which is currently scheduled to end on December 31, 2020. During this period, it is expected that the majority of the existing European Union rules will continue to apply in the United Kingdom. The terms of Brexit are still uncertain, including United Kingdom’s access to the European Union single market permitting the exchange of goods and services between the United Kingdom and the European Union. The United Kingdom may not be able to reach an agreement on its future relationship with the European Union by the end of the transitional period, and it is uncertain whether an extension to the transitional period, as a result of the COVID-19 pandemic or otherwise, is possible.

The legal, political and economic uncertainty regarding the terms of the United Kingdom’s exit from the European Union may adversely affect our businesses, including Jaguar Land Rover. This uncertainty may also result in economic slowdown and/or a deteriorating business environment in the United Kingdom and in one or more European Union Member States. In particular, changes in taxes, tariffs and other fiscal policies could have a significant impact on Jaguar Land Rover; 21% of its retail sales volume in Fiscal 2020 was to customers based in the Europe Union (excluding the United Kingdom) and a substantial portion of its suppliers are situated there. The extent of Brexit’s impact on our operations in the United Kingdom will depend significantly on the trade negotiations between United Kingdom and European Union and the length of the transition period. The economic outlook could be further adversely affected by the risk of a greater push for independence by Scotland or Northern Ireland or the risk that the euro as the single currency of the European Union could cease to exist. We may be subject to risks associated with related foreign exchange volatility and supply chains if access to the European Union market is restricted as a result of Brexit. Changes to the UK’s border and immigration policy could likewise occur as a result of Brexit, potentially affecting our business’s ability to recruit and retain employees from outside the United Kingdom. Any of the foregoing factors and other factors relating to Brexit that we cannot predict may have a material adverse effect on our business, prospects, financial condition and results of operation, including the risks of impairments.

Impairment of tangible and intangible assets may have a material adverse effect on our results of operations.

Designing, manufacturing and selling vehicles is capital intensive and requires substantial investments in tangible and intangible assets such as research and development, product design and engineering technology. We review the value of our tangible and intangible assets to assess on an annual basis or trigger events basis whether the carrying amount is less than the recoverable amount for the asset concerned based on underlying cash-generating units (“CGU”) (such as Commercial Vehicles, Passenger Vehicles, Jaguar Land Rover and Vehicle Financing), either based on value in use (“VIU”) or fair value. During Fiscal 2020, we recorded an impairment charge of Rs.4,455 million for our Passenger Vehicles business due to changes in market conditions. During Fiscal 2020, we also recorded impairment charge of Rs.2,975 million and Rs.557 million in our subsidiaries Tata Motors European Technical Centre Plc and Trilix S.r.l., respectively. We recorded a GBP3.1 billion (Rs.278,379 million) impairment charge during Fiscal 2019 due to adverse market conditions, particularly in China, rising interest rates and the failure to meet internal business plans for our Jaguar Land Rover business. We may have to bear further impairment losses in the future if the carrying amount of tangible and intangible assets exceeds the recoverable amount, which could have a material adverse effect on our business, prospects, financial condition and results of operation.

Disruptions to our supply chains and shortages of essential raw materials may adversely affect our production and results of operations.

We rely on third parties for sourcing raw materials, parts and components used in the manufacture of our products. At the local level, we rely on smaller enterprises where the risk of insolvency is greater. Furthermore, for some parts and components, we are dependent on a single source. Our ability to procure supplies in a cost-effective and timely manner or at all is subject to various factors, some of which are not within our control. Furthermore, there is a risk that manufacturing capacity does not meet the sales demand thereby compromising our business performance. Given the time frames and investments required for any adjustment to the supply chain, there is no near-term remedy for such a risk. While we manage our supply chain as part of our supplier management process, any significant problems or shortages of essential raw materials in the future could adversely affect our results of operations.

The ongoing COVID-19 pandemic may lead to significant disruptions in the supply chains in India and globally. There are risks that our suppliers may be adversely affected hence may not be able to fully resume normal operations and ramp up their production schedule to levels immediately prior to the COVID-19 pandemic. Our suppliers of critical components are located across the world and some of them have declared provisions related to force majeure under relevant contracts. Thus, we expect disruptions, at uncertain frequencies, in operations at our global and Indian tier 1, 2 and 3 suppliers leading to inconsistent supplies. Further, suppliers are saddled with huge work-in-progress and semi-finished inventories, which may reduce their working capital and their ability to supply materials in line with the customer expectations.

In response to the COVID-19 pandemic, various national, state, and local governments where we and our suppliers operate issued decrees prohibiting certain businesses from continuing to operate and certain workers from reporting to work. Those decrees have resulted in supply chain disruptions and higher absenteeism in our facilities or our suppliers’ factories. It remains unclear how long these decrees will remain in place, whether decrees will be re-imposed, what additional decrees may be instituted, and the impact they may have on our company and our suppliers.

For Tata Motors Limited, the COVID-19 pandemic initially impacted supplies from certain areas in China in February 2020. Subsequently, supplies from European vendors were affected. Eventually, the nationwide lockdown imposed on India in late March 2020 led to complete suspension of manufacturing activities across the country. While manufacturing activities have resumed gradually across India since late May 2020, there are uncertainties for some supplies due to impact on vendors of shortage of manpower, limited raw material supplies, restrictions on working hours, incidence of COVID-19 positive cases at the supplier’s end and restricted permission to operate as per local regulations. Jaguar Land Rover enacted temporary shutdowns at the China Joint Venture plant in January 2020 and elsewhere in March 2020 as a result of which its supply chain was inevitably disrupted. Jaguar Land Rover has restarted production at China Joint Venture since March 2020 and most of other plants since mid-May 2020. While JLR’s suppliers have reopened lately and there have been no significant supply disruptions, current economic environment has put pressure on the supply chain and as a result JLR may receive claims in relation to suppliers in distress, and other COVID-19 pandemic related disruption claims. We may be compelled to provide additional support for our suppliers as a result of the COVID-19 pandemic. We are working closely with our suppliers to monitor the risks by, inter alia, defining inventory maintenance norms, building safety stocks, exploring localization options and exploring alternative sources, among others.

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

We have also entered into supply agreements with Ford and certain other third parties for critical components and we remain reliant upon Ford and Ford’s joint venture with the PSA Group (the “Ford-PSA Joint Venture”) for a portion of our engines. However, following the launch of the Engine Manufacturing Centre (“EMC”) in Wolverhampton, and the subsequent China Joint Venture, we now also manufacture our own “in-house” engines, as such supply agreements will terminate by December 2020. We may not be able to manufacture certain types of engines or find a suitable replacement supplier in a timely manner in the event of any disruption in the supply of engines, or parts of engines, and other hardware or services provided to us by Ford or the Ford-PSA Joint Venture and such disruption could have a material adverse impact on our business, prospects, financial condition and results of operation.

A change in requirements under long-term supply arrangements committing Jaguar Land Rover to purchase minimum or fixed quantities of certain parts, or to pay a minimum amount to the seller, could have a material adverse impact on our business, prospects, financial condition and results of operation. We have entered into a number of long-term supply contracts that require Jaguar Land Rover to purchase a fixed quantity of parts to be used in the production of Jaguar Land Rover vehicles (e.g., “take-or-pay” contracts). If the need for any of these parts were to lessen, including as a result of the COVID-19 pandemic or otherwise, Jaguar Land Rover could still be required to purchase a specified quantity of the part or pay a minimum amount to the seller pursuant to the take-or-pay contract, which could have a substantial adverse effect on our business, prospects, financial condition and results of operation.

Tata Motors Limited has also entered into agreements for the purchase of components from certain suppliers. If we have to procure lower quantities than committed hence our costs of procurement thereby increase, we may have to record provisions towards such contracts, thereby impacting our financial condition and results of operation. In Fiscal 2020, Tata Motors Limited recognized a provision of Rs. 7,770 million towards certain supplier contracts.

We are exposed to liquidity risks, including risks related to changes in our credit rating, which could adversely affect the value of our debt securities, finance costs and our ability to obtain future financing.

Our main sources of liquidity are cash generated from operations, existing notes, external debt in the form of factoring discount facilities and other revolving credit facilities. However, prevailing conditions in credit markets reflecting negative global economic conditions (resulting from result of higher oil prices, excessive public debt, the COVID-19 pandemic or for any other reasons) and lower consumer demand may adversely affect both consumer demand and the cost and availability of finance for our business and operations. See Item 5.B “Operating and Financial Review and Prospects—Liquidity and Capital Resources—Principal Sources of Funding Liquidity—Loan Covenants.”

We are also subject to various types of restrictions or impediments on the ability of our companies in certain countries to transfer cash across our companies through loans or dividends. These restrictions or impediments are caused by exchange controls, withholding taxes on dividends and distributions and other similar restrictions in the markets in which we operate. The transfer of cash is also subject to certain restrictions on cash pooling, intercompany loan arrangements or interim dividends in certain jurisdictions. We may face significant liquidity risks due to squeezed credit lines for non-banking financial companies (“NBFCs”) following the Infrastructure Leasing & Financial Services Limited crisis in 2018 and its impact on the Indian lending sector.

The COVID-19 pandemic may increase pressure on liquidity of the Company and its subsidiaries. (see “—We have been, and may in the future be, adversely affected by the COVID-19 pandemic, the duration and economic, governmental and social impact of which is difficult to predict, which may significantly harm our business, prospects, financial condition and results of operations.”)

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

The ongoing COVID-19 pandemic and economic slowdown in certain geographic areas have led to Standard & Poor’s Rating Group (“S&P”) downgrading the credit ratings of Tata Motors Limited and its subsidiary Jaguar Land Rover from B+ to B in April 2020 and Moody’s Investors Service (“Moody’s”) downgrading the credit rating of Tata Motors Limited from BA3 to B1 and changing the outlook of Jaguar Land Rover from B1/ Under Review to B1/ Negative in June 2020. If disruption to the business as a result of the COVID-19 pandemic continues and increases further or the impact is worse than anticipated, the Company and its subsidiary may see further downgrades in credit ratings (see “—We have been, and may in the future be, adversely affected by the COVID-19 pandemic, the duration and economic, governmental and social impact of which is difficult to predict, which may significantly harm our business, prospects, financial condition and results of operations.”)

Intensifying competition could materially and adversely affect our business, prospects, financial condition and results of operations.

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

If our competitors consolidate or enter into other strategic partnerships or joint ventures, they may be able to take better advantage of economies of scale. Some of our competitors have formed such strategic alliances in recent years including the Renault–Nissan–Mitsubishi Alliance, which further included Mitsubishi as a partner in 2017, and the merger between Fiat Chrysler and Peugeot in accordance with the combination agreement entered into on December 18, 2019. If competitors are able to benefit from the cost savings offered by consolidation or strategic partnerships, it could adversely affect our competitiveness. Further, our growth strategy relies on the expansion of our operations in less mature markets abroad, where we may face significant competition and higher than expected costs to enter and establish ourselves.

A significant reliance on key markets by both TML and Jaguar Land Rover increases the risk of a negative impact from reduced customer demand in those countries.

We rely on certain key markets, including the United Kingdom, China, North America, India and continental Europe, from which we derive the substantial majority of our revenues. A decline in demand for our vehicles in these major markets may, in the future, significantly impair our business, financial position and results of operations. For example, the recent adverse public perception towards diesel powered vehicles, resulting from emissions scandals and tax increases on diesel vehicles, has precipitated a sharp fall in diesel sales, primarily in the United Kingdom and Europe, and created uncertainty for customers that could further impact our sales of diesel vehicles in the future. The ongoing COVID-19 pandemic has had a significant impact across our key markets worldwide. Additionally, in China, the economy is experiencing a tempering of industry growth and increased pricing pressures due to macroeconomic volatility, regulatory and policy changes, softening consumer demand and increasing competition. Softening of the Chinese economy would likely impact our growth opportunities in China, an important market for us. In addition, our strategy, which includes new product launches and expansion into growing markets, may not be sufficient to mitigate a decrease in demand for our products in mature markets in the future, which could have a significant adverse impact on our financial performance.

Our future success depends on our ability to satisfy changing customer demands by offering innovative products in a timely manner and maintaining product competitiveness and quality.

New technologies, climate change concerns, increases in fuel prices and certain government regulations have resulted in changes in customer preferences and have encouraged customers to look beyond standard purchasing factors (such as price, design, performance, brand image and features). Customer preferences in certain more mature markets have trended towards smaller and more fuel-efficient and environmentally-friendly vehicles. Such consumer preferences could materially affect our ability to sell premium Passenger Cars and large or medium-sized all-terrain vehicles at current or target volume levels, and could have a material adverse effect on our general business activity, net assets, financial position and results of operations.

In contrast to other mature markets, consumer preferences in the United States have shifted towards increased demand for pickup trucks and larger SUVs. A shift in consumer demand away from these vehicles within the United States towards compact and mid-size Passenger Cars, whether in response to higher fuel prices or other factors, could adversely affect our profitability. Conversely, if the trend in U.S. consumer preferences for SUVs holds, we could face increased competition from other carmakers as they adapt to the market shift and introduce their own SUV models, which could materially and adversely impact our business, financial position or results of operations. Our operations may be significantly impacted if we fail to develop, or experience delays in developing, fuel-efficient vehicles and certain technologies that reflect changing customer preferences and meet the specific requirements of government regulations. Our competitors may gain significant advantages if they are able to offer products satisfying customer needs or government regulations earlier than we are able to, which could adversely impact our business, prospects, financial condition and results of operation.

Further, there is no assurance that our new models will meet our sales expectations, in which case we may be unable to realize the intended economic benefits of our investments, which would materially affect our business, results of operations and financial condition. In addition, there is a risk that our quality standards can be maintained only by incurring substantial costs for monitoring and quality assurance. A decrease in the quality of our vehicles (or public perception of such a decrease) could damage our image and reputation as a premium automobile manufacturer and materially affect our business, prospects, financial condition and results of operation.

There is also a risk that the capital invested on researching and developing new technologies, including autonomous, connected and electrification technologies, or the capital invested in mobility solutions to overcome and address future travel and transport challenges, will, to a considerable extent, have been spent in vain, because the technologies developed or the products derived therefrom are unsuccessful in the market or exhibit failures that are impracticable or too costly to remedy or because competitors have developed better or less expensive products. It is possible that we could then be compelled to make new investments in researching and developing other technologies to maintain our existing market share or to win back the market share lost to competitors.

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

Our production facilities are highly regulated and we may incur significant costs to comply with, or address liabilities under, environmental, health and safety laws and regulations applicable to them.

Our production facilities are subject to a wide range of increasingly strict environmental, health and safety requirements. These requirements address, among other things, air emissions, wastewater discharges, releases into the environment, human exposure to hazardous materials, the storage, treatment, transportation and disposal of wastes and hazardous materials, the investigation and clean-up of contamination, process safety and the maintenance of health and safety conditions in the workplace. Many of our operations require permits and controls to monitor or reduce pollution. We have incurred, and will continue to incur, substantial on-going capital and operating expenditures to ensure compliance with current and future environmental, health and safety laws and regulations or their more stringent enforcement. Violations of these laws and regulations could result in the imposition of significant fines and penalties, the suspension, revocation or non-renewal of our permits, production delays or limitations, imprisonment, or the closure of our plants. Other environmental, health and safety laws and regulations could impose restrictions or onerous conditions on the availability or the use of raw materials we need for our manufacturing process. Violations of these laws and regulations may occur, among other ways, from errors in monitoring emissions of hazardous or toxic substances from our vehicles or production sites into the environment, such as our use of incorrect methodologies or defective or inappropriate measuring equipment, errors in manually capturing results, or other mistaken or unauthorized acts of our employees, suppliers or agents.

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

The Corporate Average Fuel Economy (“CAFÉ”) standards are applicable to M1 category vehicles from April 1, 2017. As a result, we are required to demonstrate CAFE compliance for our Passenger Vehicles, Commercial Vehicles and EV M1 models. TML has successfully complied with the Phase 1 CAFE requirements for Fiscal 2017 and Fiscal 2018. Through the use of the CAFE calculator, we regularly monitor production volumes and process to ensure that organizational level CAFE compliance (which will require us to produce enough fuel-efficient models to compensate for those models having higher CO2 emissions in g/km) is established at all times during the year. Any non-compliance could lead to penalties, product recalls and/or other punitive measures. To support our compliance obligations, our overall product portfolio needs to be enhanced with the incorporation of electric and hybrid vehicles as well as the inclusion of environmental-friendly technological features in existing and forthcoming models.

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

Our business and manufacturing processes result in the emission of greenhouse gases such as carbon dioxide. We expect legal requirements to reduce greenhouse gases to become increasingly more stringent and costly to address over time. For example, the European Union Emissions Trading Scheme (“EU ETS”), a European Union-wide system in which allowances to emit greenhouse gases are issued and traded, is now in Phase IV and currently applies to three manufacturing facilities in the United Kingdom, and is in the process of being applied for our Slovakia manufacturing facility. The free allocation of EUETS carbon allowances significantly reduces in Phase 4 of the scheme (from end of 2020) and, as a result, we will be required to purchase an increased number of allowances, potentially at substantial cost. This forecast is subject to further evaluation based on the final terms of the Brexit negotiations and their impact on the regulated carbon schemes. In any event, there will be a cost to purchase credits in Slovakia and that will be covered following EUETS permit application and issue.

In response to increased public interest, carbon legislation is rapidly evolving around the globe. The implementation requirements differ, with some countries such as the United Kingdom setting targets for “Net Zero Carbon” attainment by 2050. In other countries, timeframes and the degree of commitment varies.

We have a Climate Change Agreement (“CCA”) in the United Kingdom which covers our three vehicle manufacturing plants and one of our Special Operations facilities. This requires us to deliver a 15% reduction in energy use per vehicle by 2020 compared to the 2008 baseline.

The Carbon Reduction Commitment (“CRC”) energy efficiency scheme ceased in 2019. In response to the loss of revenue for Her Majesty’s Treasury from the cessation of the CRC, the amount of Climate Change Levy that we pay has increased in the United Kingdom. There has been the development of the Streamlined Energy and Carbon Reporting Scheme (“SECR”) which will replace reporting under CRC and is compulsory for UK entities for UK operations.

The Best Available Techniques Reference Document (“BREF”) for our paint shops has been under review and in 2019 changes have been proposed, including the lowering of permissible emissions to 30g/m2. Subject to the final terms of Brexit negotiations, it is possible that our paint shops will need to adhere to the revised BREF requirements within four years from its issue date and, in any event, our paint shop in Slovakia will need to meet this requirement.

Many of our sites have an extended history of industrial activity. We may be required to investigate and remediate contamination at those sites, as well as properties we formerly operated, regardless of whether we caused the contamination or the activity causing the contamination was legal at the time it occurred. For example, some of our buildings at our Solihull plant and other plants in the United Kingdom are undergoing an asbestos removal program in connection with on-going refurbishment and rebuilding. In our overseas facilities prior to purchase, we undertook studies that informed us of the presence of contamination or otherwise in the ground prior to development. In Brazil, our manufacturing site is adjacent to a facility (the “Itatiaia West” site), where organic solvent contamination of the ground had previously occurred. We have purchased the Itatiaia West site and are currently progressing relevant permits for operation and developing plans for further remediation of the organic solvent contamination. The Itatiaia West site is listed on the Environmental Regulators site (Instituto Estadual do Ambiente) as contaminated. Some of these historical issues are being addressed in conjunction with our site development works whilst others are subject to ongoing treatment regimes.

In connection with contaminated properties, as well as our operations generally, we also could be subject to claims by government authorities, individuals and other third parties seeking damages for alleged personal injury or property damage or damage to natural resources resulting from hazardous substance contamination or exposure caused by our operations, facilities or products. The discovery of previously unknown contamination, or the imposition of new obligations to investigate or remediate contamination at our facilities, could result in substantial unanticipated costs. We could be required to establish or substantially increase financial reserves for such obligations or liabilities and, if we fail to accurately predict the amount or timing of such costs, the related adverse impact on our business, propsects, financial condition or results of operations could be material.

If we are unable to effectively implement or manage our growth strategy and strategy to deliver competitive business efficiency, our business, prospects, financial condition and results of operation could be materially and adversely affected.

As part of our growth strategy, we may open new manufacturing, research or engineering facilities, expand existing facilities, add additional product lines or expand our businesses into new geographical markets that feature higher growth potential than many of the more mature automotive markets in developed countries. There is a range of risks inherent in such a strategy that could adversely affect our ability to achieve these objectives, including, but not limited to: the potential disruption of our business; the uncertainty that we may not be able to meet or anticipate consumer demand; the uncertainty that a new business will achieve anticipated operating results; the difficulty of managing the operations of a larger company; the difficulty of competing for growth opportunities with companies that have greater financial resources than we have; and other similar operational and business risks. More specifically, our international businesses face a range of risks and challenges, including, but not limited to: language barriers, cultural differences, inherent difficulties and delays in contract enforcement and the collection of receivables under the legal systems of foreign countries, the risk of non-tariff barriers, regulatory and legal requirements, environmental permits and other similar types of governmental consents, liquidity, trade financing or cash management facilities, export and import restrictions, multiple tax regimes, foreign investment restrictions, foreign exchange controls and restrictions on repatriation of funds, other restrictions on foreign trade or investment sanctions, the burden of complying with a wide variety of foreign laws and regulations and other similar operational and business risks. If we are unable to manage risks related to our expansion and growth in new geographical markets and fail to establish a strong presence in high growth markets, our business, prospects, financial condition and results of operation could be adversely affected.

Delivering on our business and strategic objectives is key to sustaining profitable and cash accretive growth. Any uncertainties that materially compromise the achievement of our objectives could unfavorably impact our operational and financial performance. With the launch of Turnaround 2.0, Tata Motors Limited intends to drive its journey towards Competitive, Consistent and Cash-accretive growth, Jaguar Land Rover has announced Project Charge + and Project Accelerate to conserve cash, reduce costs and increase operational efficiency. If we are unable to deliver these objectives, our business, prospects, financial condition and results of operation could be materially and adversely affected.

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

We entered into a joint venture with Chery Automobile Company Ltd. (“Chery”) in China to develop, manufacture and sell certain Jaguar Land Rover vehicles and at least one own-branded vehicle in China (the “China Joint Venture”). Additionally, in March 2018, Jaguar Land Rover announced its strategic partnership with Waymo LLC (“Waymo”) to develop the world’s first premium self-driving electric vehicle. Joint ventures and strategic partnership projects, like our joint venture in China and partnership with Waymo, may be developed pursuant to agreements over which we only have partial or joint control. Investments in projects over which we have partial or joint control are subject to the risk that the other shareholders of the joint venture, who may have different business or investment strategies than we do or with whom we may have a disagreement or dispute, may have the ability to block business, financial or management decisions, such as the decision to distribute dividends or appoint members of management, which may be crucial to the success of the project or our investment in the project, or otherwise implement initiatives that may be contrary to our interests. Moreover, our partners may be unable, or unwilling, to fulfill their obligations under the relevant joint venture agreements and shareholder agreements or may experience financial or other difficulties that may adversely impact our investment in a particular joint venture or strategic partnership projects.

We are subject to risks associated with product liability, warranties and recalls.

We are subject to risks and costs associated with product liability, warranties and recalls in connection with performance, compliance or safety related issues affecting our vehicles. From time to time, we may be subject to investigations by governmental authorities relating to safety and other compliance issues with our vehicles. For example, there are ongoing investigations with governmental agencies in United Kingdom relating to the quality of TDV6 diesel engines installed in some of our vehicles that are already in service, which have resulted in repair actions being required. In particular, as our vehicles become more technologically advanced, we are subject to risks related to their software and operation, including our advanced driver assistance systems automation. We expend considerable resources in connection with product recalls and these resources typically include the cost of the part being replaced and the labor required to remove and replace the defective part. In addition, product recalls can cause our consumers to question the safety or reliability of our vehicles, which may harm our reputation. Any harm to our reputation may result in a substantial loss of customers. For example, regarding the Takata Corporation (“Takata”) passenger airbag safety recall announced in May 2015 in the United States by the National Highway Traffic System Administration (the “NHTSA”), we have commenced remediatory actions. Following the initial provision of GBP67.4 million, the provision held at the end of Fiscal 2020 with respect to the recall is GBP46.1 million and we intend to use it as the mandated repairs are made over the next one to two years. Scrutiny of the automotive industry by national governments remains stringent in relation to potential safety defects or compliance transgressions.

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

Changes or uncertainty in respect of LIBOR and/or SONIA may affect some our financing arrangements.

Some of our financing arrangements are, or may in the future be, linked to LIBOR and/or SONIA (as defined below). LIBOR has been the subject of recent national, international and other regulatory guidance and proposals for reform, which may cause it to cease to exist entirely after 2021. On November 29, 2017, the Bank of England and the U.K. Financial Conduct Authority (the “FCA”) announced that the market working group on Sterling Risk-Free Rates would have an extended mandate to catalyze a broad transition from LIBOR to the Sterling Over Night Index Average rate (“SONIA”) across sterling bond, loan and derivatives markets so that SONIA is established as the primary sterling interest rate benchmark by the end of 2021. On April 23, 2018, the Bank of England took over administration of SONIA and issued a series of reforms as part of its implementation as a replacement to LIBOR. From April 2018, the Bank of England has been setting the interest rate benchmark using SONIA, meaning that banks are no longer compelled by the FCA to submit LIBOR rates beyond 2021. These reforms and other pressures may cause LIBOR to disappear entirely or perform differently than in the past (as a result of a change in methodology or otherwise) or may create disincentives for market participants to continue to administer or participate in LIBOR or may have other consequences which cannot be predicted.

Any of these reforms or pressures described above or any other changes to a relevant interest rate benchmark (including LIBOR or SONIA or any alternative or successor benchmark rate) could affect the level of the published rate, including to cause it to be higher, lower and/or more volatile than it would otherwise be. If LIBOR is discontinued, then the rate of interest applicable to our financing arrangements that are linked to LIBOR may be determined by applicable contractual fall-back provisions, although such provisions have not been tested and may not operate as intended. Additionally, SONIA and/or any other alternative or successor benchmark rates are, or will be for a period of time, largely untested, and the use of SONIA and/or such alternative or successor benchmark rates may have adverse consequences that impact our financing arrangements.

More generally, any of the above matters or any other significant change to the setting or existence of LIBOR (or any alternative or successor benchmark rates, including SONIA) could affect the amounts available to us to meet our obligations under our financing arrangements and/or could have a material adverse effect on the value or liquidity of, and the amounts payable under, our financing arrangements. Changes in the manner of administration of LIBOR (or any alternative or successor benchmark rates, including SONIA) could result in adjustment to the conditions applicable to some of our financing arrangements or other consequences as relevant to those financing arrangements. While we may seek to amend the agreements related to our financing arrangements linked to LIBOR (or any alternative or successor benchmark rates, including SONIA), we may not be able to amend such agreements before any of the risks disclosed hereby materialize or at all. No assurance can be provided that relevant changes will not be made to LIBOR or any other relevant benchmark rate and/or that such rates will continue to exist.

Potential changes to our business through acquisitions and divestments may have a material adverse effect on our future results and financial condition

We regularly examine a range of corporate opportunities, including acquisitions and divestments, with a view to determining whether those opportunities will enhance our strategic position and financial performance

We are subject to risks associated with mergers, acquisitions and divestments relating to our business. We believe that our acquisitions provide us opportunities to grow significantly in the global automobile markets including premium brands and products and provide us with access to technology, additional capabilities and potential synergies. However, the scale, scope and nature of the integration or separation required in connection with such transactions present significant challenges, and we may be unable to integrate or separate the relevant subsidiaries, divisions and facilities effectively within our expected schedule. A transaction may not meet our expectations and the realization of the anticipated benefits may be blocked, delayed or reduced as a result of numerous factors, some of which are outside our control.

Additionally, there are risks relating to the completion of any particular transaction occurring, including counterparty and settlement risk, or the non-satisfaction of any completion conditions (for example, relevant regulatory or third party approvals).We acquired the Jaguar Land Rover business from the Ford Motor Company (“Ford”) in June 2008, and since then Jaguar Land Rover has become a significant part of our business, accounting for 80% of our total revenues in Fiscal 2020. As a result of the acquisition, we are responsible for, among other things, the obligations and liabilities associated with the legacy business of Jaguar Land Rover. There can be no assurance that any legacy issues at Jaguar Land Rover or any other acquisition we have undertaken in the past or will undertake in the future will not have a material adverse effect on our business, financial condition and results of operations, as well as our reputation and prospects.

We will continue to evaluate opportunities through suitable mergers, acquisitions and divestments in the future. Such opportunities may involve risks, including unforeseen contingent risks or latent business liabilities that may only become apparent after the transaction is completed. Integration or separation of an acquired or divested business can be complex and costly, sometimes including combining or separating relevant accounting and data processing systems, and management controls, as well as managing relevant relationships with employees, customers, regulators, counterparties, suppliers and other business partners. Integration or separation efforts could create inconsistencies in standards, controls, procedures and policies, as well as diverting management attention and resources. Additionally, there can be no assurance that employees, customers, counterparties, suppliers and other business partners of newly acquired or retained businesses will remain post-acquisition or post-divestment, and the loss of employees, customers, counterparties, suppliers and other business partners may adversely affect our operations or results. If we are unable to manage any of the associated risks successfully, our business, prospects, financial condition and results of operations could be materially and adversely affected.

Our strategy to grow the business through capital investments may not be successful or as successful as we expect.

Our strategic priorities to grow our business include investing in new models and modular architectures and in autonomous, connected and electric technologies, as well as shared mobility services. Jaguar Land Rover’s annual total product and other investment spending was GBP3.3 billion in Fiscal 2020 and is expected to be around GBP2.5 billion in Fiscal 2021 as we are planning to launch the first products on the new modular longitudinal architecture platform. We aim to fund total product and other investment spending out of cash flows from operating activities supported by debt capital markets and bank funding as required. We now expect the protracted business disruption as a result of COVID-19 pandemic will have a significant impact on our business in Fiscal 2021 (see “—We have been, and may in the future be, adversely affected by the COVID-19 pandemic, the duration and economic, governmental and social impact of which is difficult to predict, and which may significantly harm our business, prospects, financial condition and results of operations.”). As the situation is still evolving, it is not possible to quantify this impact.

The targets described above represent our strategic objectives and do not constitute capital spending and earnings projections or forecasts. These targets are based on a range of expectations and assumptions regarding, among other things, our present and future business strategies, volume growth, cost efficiencies, capital spending program and the environment in which we operate, which may prove to be inaccurate. While we do not undertake to update our targets, we may change our targets from time to time. Actual results may differ materially from our targets. Accordingly, there can be no assurance that we will achieve any of our targets, whether in the short, medium or long term. The occurrence of one or more of the risks described in this “Risk Factors” section, many of which are beyond our control and could have an immediate impact on our earnings and/or the probability of which may be exacerbated in the medium to long term, could materially affect our ability to realize the targets described above. In particular, our capital spending target could be affected by investment needs arising from, among other factors, electrification, diesel uncertainty, emissions compliance, driver assistance, connectivity and mobility trends. Our ability to achieve our targets may be materially impaired by negative geopolitical and macro-economic factors, such as the exit of the United Kingdom from the European Union (see “—The United Kingdom’s exit from the European Union may adversely impact our business, prospects, financial condition and results of operations”), industry trends, including market and competitive forces (such as higher incentives), new or the expansion of existing regulatory constraints, reduced customer demand for our vehicles, significant increases in our cost base, unexpected delays or failure in implementing or realizing the benefits of our investments and the impact of our new capitalization policy, in addition to the other factors described in this “Risk Factors” section. Furthermore, we operate in a very competitive and rapidly changing environment. We may face new risks from time to time, and it is not possible for us to predict all such risks which may affect our ability to achieve the targets described above. Given these risks and uncertainties, we may not achieve our targets at all or within the timeframe described above.

The electric vehicle market may not evolve as anticipated.

Sales of electric vehicles are hard to predict because consumer demand may fail to shift in favor of electric vehicles, and this market segment may remain small relative to the overall market for years to come. Consumers may remain or become reluctant to adopt electric vehicles due to the lack of fully developed charging infrastructure, long charging times or increased costs of purchase and fueling. In March 2018, we announced our strategic long-term partnership with Waymo to design, engineer and produce Jaguar I-PACE vehicles to be used by Waymo in their autonomous vehicle mobility service. The self-driving technology developed by Waymo is currently being tested in San Francisco and California. In addition, from 2020, we will begin the manufacture of next-generation Electric Drive Units at our Engine Manufacturing Centre in Wolverhampton which will be used to power our future battery electric and plug-in hybrid vehicles. However, there can be no assurances that the partnership will be successful in achieving its commercial objective or that Waymo will purchase the number of vehicles contemplated by our partnership or that our next-generation Electric Drive Units will be successful. In June 2019, we announced a collaboration with BMW to develop next-generation Electric Drive Units to support the advancement of electrification technologies. As with our partnership with Waymo, there can be no assurances that the partnership will be successful in achieving its commercial objective. If the value proposition of electric vehicles fails to fully materialize, this could have a material adverse effect on our business, prospects, financial condition and results of operation.

We are exposed to a broad range of climate-related risks arising from both the physical and non-physical impacts of climate change and related risks, which may affect our results of operations and the markets in which we operate.

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

Coupled with increased consumer preferences for more environmentally-friendly vehicles, failure to achieve our planned objectives or delays in developing fuel-efficient products could materially affect our ability to sell premium Passenger Cars and large or medium-sized all-terrain vehicles at current or targeted volumes and could have a material adverse effect on our general business activity, net assets, financial position and results of operations. There is a risk that our competitors or joint ventures set up by competitors will develop better solutions and will be able to manufacture the resulting products more rapidly, in larger quantities, with a higher quality and/or at a lower cost. Finally, our manufacturing operations and sales may be subject to potential physical impacts of climate change, including changes in weather patterns and an increased potential for extreme weather events, which could affect the manufacturing and distribution of our products, as well as the cost and availability of raw materials and components. Private and commercial users of transportation increasingly use modes of transportation other than the automobile, especially in connection with increasing urbanization. In addition, the increased use of car sharing services (e.g., Zipcar and DriveNow) and other innovative mobility initiatives facilitate access to alternative modes of transport, thereby reducing dependency on private automobiles. Furthermore, non-traditional market participants and/or unexpected disruptive innovations may disrupt the established business model of the industry by introducing new technologies, distribution models and methods of transportation. A shift in consumer preferences away from private automobiles would have a material adverse effect on our general business activity and on our business, prospects, financial condition and results of operations.

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

Our distribution channel partners have been adversely affected by the COVID-19 pandemic. Their profitability has declined as customers have been refraining from or delaying vehicle purchases in light of the pandemic. Further, during lockdown period, local dealers may be required to suspend businesses while they continue to incur operating and non-operating expenses such as salaries, rent and interest on unsold inventory. Even after such dealers resume operations, they may not be able to compensate for the expenses incurred during lockdown and recovery phases, thus their operations and sales may be further affected.

In Fiscal 2020, Indian automotive industry faced multiple challenges such as liquidity crunch after the debacle of Infrastructure Leasing & Financial Services Limited, decrease in rural sales due to weak monsoon, credit tightening by banks in the automotive sector and transition from BSIV to BSVI. In light of these challenges, industry sales volumes has declined over the year, affecting the profitability of our distribution channel partners, and the COVID-19 pandemic has further accentuated such challenges. Financial institutions have further tightened financing in the automotive industry. In the absence of availability of funding, dealers may not be able to resume operations to full scale, leading to further loss of sales.

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

Furthermore, as part of our global activities, we may engage with third-party dealers and distributors, whom we do not control, but who could nevertheless take actions that may have a material adverse impact on our reputation and business. We cannot assure you that we will not be held liable for any activities undertaken by such third parties.

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

In Fiscal 2020 and Fiscal 2019, the consumption of raw materials, components aggregates and purchase of products for sale (including changes in inventory) constituted 64.4% and 65.6%, respectively, of our revenues. Prices of commodity items used in manufacturing automobiles, including steel, aluminum, copper, zinc, rubber, platinum, palladium and rhodium, have become increasingly volatile in recent years. Further, there is an increase in the use of precious metals (including rhodium and palladium) as raw materials in vehicles due to stringent emission policies across the world. The COVID-19 pandemic has a significant impact on the supply of precious metals as certain countries where such precious metals are mined are currently under lockdown. Furthermore, prices of commodity items such as steel, non-ferrous metals, precious metals, rubber and petroleum products may rise significantly. Further price movements depend on the evolving economic scenarios across the globe. Most of these inputs are priced in U.S. dollars on international markets. The COVID-19 pandemic has led to weakening of Indian rupees against the U.S. dollar, which can significantly increase our direct material cost. While we continue to pursue cost reduction initiatives, an increase in price of input materials could severely impact our profitability to the extent such increase cannot be absorbed by the market through price increases and/or could also have a negative impact on demand. For example, BSVI vehicles are required to be registered post April 1, 2020 pursuant to recent laws in India will lead to an increase in price of input materials. In addition, because of intense price competition and fixed costs base, we may not be able to adequately address changes in commodity prices even if they are foreseeable.

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

We manage these risks through the use of fixed supply contracts with tenor up to 12 months and the use of financial derivatives pursuant to a defined hedging policy. We enter into a variety of foreign currency, interest rates and commodity forward contracts and options to manage our exposure to fluctuations in foreign exchange rates, interest rates and commodity price risks. These financial exposures are managed in accordance with our risk management policies and procedures. We use foreign currency forward and option contracts to hedge risks associated with foreign currency fluctuations relating to highly probable forecast transactions. We also enter into interest rate swaps and interest rate currency swap agreements, mainly to manage exposure on our fixed rate or variable rate debt. We further use interest rate derivatives or currency swaps to hedge exposure to exchange rate fluctuations on principal and interest payments for borrowings denominated in foreign currencies. Specific transactional risks include risks like liquidity and pricing risks, interest rate and exchange rate fluctuation risks, volatility risks, counterparty risks, settlement risks and gearing risks. However, the hedging transactions may not adequately protect us against these risks. In addition, if markets move adversely, we may incur financial losses on such hedging transactions, and our business, prospects, financial condition and results of operation may be adversely impacted.

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

Moreover, we have outstanding foreign currency-denominated debt and are sensitive to fluctuations in foreign currency exchange rates. We have experienced and could in the future experience foreign exchange losses on obligations denominated in foreign currencies in respect of our borrowings and foreign currency assets and liabilities due to currency fluctuations. We are exposed to changes in interest rates, as we have both interest-bearing assets (including cash balances) and interest-bearing liabilities, certain of which bear interest at variable rates (including the term loan facility, the UKEF & commercial loan facilities and the UK fleet financing facility), whereas the notes and existing notes bear interest at fixed rates. We are therefore exposed to changes in interest rates. Although we engage in managing our interest and foreign exchange exposure through use of financial hedging instruments, such as forward contracts, swap agreements and option contracts, higher interest rates and a weakening of the Indian rupee against major foreign currencies could significantly increase our cost of borrowing, which could have a material adverse effect on our financial condition, results of operations and liquidity. Please see note 39(d)(i) – (b) to our consolidated financial statements included elsewhere in this annual report on Form 20-F for further detail on our exposure to fluctuations in interest rates.

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

A decline in retail customers’ purchasing power, consumer confidence or in corporate customers’ financial condition and willingness to invest could materially and adversely affect our business.

Demand for vehicles for personal use generally depends on consumers’ net purchasing power, their confidence in future economic developments and changes in fashion and trends, while demand for vehicles for commercial use by corporate customers (including fleet customers) primarily depends on the customers’ financial condition, their willingness to invest (motivated by expected future business prospects) and available financing. A decrease in potential customers’ disposable income, their financial flexibility, reductions in the availability of consumer financing and used car valuations or an increase in the cost of financing will generally have a negative impact on demand for our products. A weak macroeconomic environment, combined with restrictive lending and a low level of consumer sentiment generally, may reduce consumers’ net purchasing power and lead existing and potential customers to refrain from purchasing new vehicles, to defer a purchase further or to purchase a smaller model with less equipment at a lower price. A deteriorating macroeconomic environment may disproportionately reduce demand for luxury vehicles. It also could lead to reluctance by corporate customers to invest in vehicles for commercial use and/or to lease vehicles, resulting in a postponement of fleet renewal contracts.

To stimulate demand, the automotive industry has offered customers and dealers price reductions on vehicles and services, which has led to increased price pressures and sharpened competition within the industry. We are a provider of numerous high-volume models, so our profitability and cash flows are significantly affected by the risk of rising competitive and price pressures. In recent years, incentive spending in the automotive industry has been increasing to stimulate demand for vehicles, which has impacted us and has ultimately led to an increase in the cost of sales attributable to those incentives.

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

In general, we consider our labor relations with all of our employees to be good. However, in the future we may be subject to labor unrest, which may delay or disrupt our operations in the affected regions, including impacting the acquisition of raw materials and parts, the manufacture, sales and distribution of products and the provision of services. If work stoppages or lock-outs at our facilities or at the facilities of our major vendors occur or continue for a long period of time, our business, prospects, financial condition and results of operations may be materially and adversely affected. During Fiscal 2018, we faced two standalone incidents of labor unrest in India, one at our Jamshedpur plant and the other at our Sanand plant. Although these particular issues were amicably resolved, there is no assurance that additional labor issues could not occur, or that any future labor issues will be amicably resolved.

In addition, we engage in bi-annual negotiations in relation to wage agreements, covering approximately 17,000 of our unionized employees, the most recent of which resulted in a one year wage agreement covering the period from November 2018 to October 2019 and we expect to negotiate a new labor agreement with the trade unions in 2020. There is a risk, however, that future negotiations could escalate into industrial action ranging from “work to rule” to a strike before a settlement is ultimately reached.

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

We may be adversely impacted by political instability, wars, terrorism, multinational conflicts, countries resorting to protectionism, natural disasters, fuel shortages and prices, epidemics and labor strikes.

Our products are exported to a number of geographical markets, and we plan to further expand our international operations in the future. Consequently, we are subject to various risks associated with conducting our business both within and outside our domestic market and our operations in markets abroad may be subject to political instability, wars, terrorism, civil disturbances, regional or multinational conflicts, natural disasters and extreme weather, fuel shortages, epidemics and pandemics (such as the ongoing COVID-19 pandemic) and labor strikes. Any disruption of the operations of our manufacturing, design, engineering, sales, corporate and other facilities could materially and adversely affect our business, prospects, financial condition and results of operations. In addition, conducting business internationally, especially in emerging markets, exposes us to additional risks, including adverse changes in economic and government policies, unpredictable shifts in regulation, inconsistent application of existing laws and regulations, unclear regulatory and taxation systems and divergent commercial and employment practices and procedures. If any of these events were to occur, there can be no assurance that we would be able to shift our manufacturing, design, engineering, sales, corporate and other operations to alternate sites in a timely manner, or at all. Any deterioration in international relations, especially between India and its neighboring countries, may result in investor concern regarding regional stability. Any significant or prolonged disruption or delay in our operations related to these risks could materially and adversely affect our business, prospects, financial condition and results of operations. See – “We have been, and may in the future be, adversely affected by the COVID-19 pandemic, the duration and economic, governmental and social impact of which is difficult to predict, which may significantly harm our business, prospects, financial condition and results from operations”.

Terrorist attacks, civil disturbances, regional conflicts and other acts of violence, particularly in India, may disrupt or otherwise adversely affect the markets in which we operate, our business and our profitability. India has from time to time experienced social and civil unrest and hostilities and adverse social, economic or political events, including terrorist attacks and local civil disturbances, riots and armed conflict with neighboring countries. Events of this nature in the future could influence the Indian economy and could have a material adverse effect on our business, as well as the market for securities of Indian companies, including the Company’s Shares and ADSs. Such incidents could also create a greater perception that investment in Indian companies involves a higher degree of risk and could have a material adverse effect on our business, prospects, results of operations and financial condition, and also the market price of the Company’s Shares and ADSs.

We are vulnerable to supply chain disruptions resulting from natural disasters, pandemics (such as the COVID-19 pandemic) or accidents. A significant delay or sustained interruption in the supply of key inputs sourced from areas affected by disasters or accidents could materially and adversely affect our ability to maintain our current and expected levels of production, and therefore negatively affect our revenues and increase our operating expenses.

We are a global organization, and are therefore vulnerable to shifts in global trade and economic policies and outlook. Policies that result in countries withdrawing from trade pacts, increasing protectionism and undermining free trade could substantially affect our ability to operate as a global business. Additionally, negative sentiments towards foreign companies among our overseas customers and employees could adversely affect our sales as well as our ability to hire and retain talented people. A negative shift in either policies or sentiment with respect to global trade and foreign businesses could have a material adverse effect on our business, prospects, results of operations and financial condition.

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

Our Jaguar Land Rover business is impacted by the biannual registration of vehicles in the United Kingdom where the vehicle registration number changes every March and September, which leads to an increase in sales during these months, and, in turn, impacts the resale value of vehicles. This leads to an increase in sales during the period when the aforementioned change occurs. Most other markets, such as the United States, are influenced by the introduction of new-model-year products, which typically occurs in the autumn of each year. Furthermore, in the United States, there is some seasonality in the purchasing pattern of vehicles in the northern states for Jaguar when there is a concentration of vehicle sales in the spring and summer months and for Land Rover, where the trend for purchasing 4x4 vehicles is concentrated in the autumn and winter months. Markets in China tend to experience higher demand for vehicles around the Lunar New Year holiday in either January or February, the Chinese National Day and the Golden Week holiday in October. In addition, demand in Western European automotive markets tends to be softer during the summer and winter holidays. Jaguar Land Rover’s cash flows are impacted by the temporary shutdown of four of their manufacturing plants in the United Kingdom (including the EMC at Wolverhampton) during the summer and winter holidays, as well as shutdowns resulting from the COVID-19 pandemic and Brexit.

Restrictive covenants in our financing agreements could limit our operations and financial flexibility and materially and adversely impact our financial condition, results of operations and prospects.

Some of our financing agreements and debt arrangements set limits on and/or require us to obtain lender consent before, among other things, pledging assets as security. In addition, certain financial covenants may limit our ability to borrow additional funds or to incur additional liens. In the past, we have been able to obtain required lender consent for such activities. However, there can be no assurance that we will be able to obtain such consents in the future. On June 30, 2020, we notified one of our Indian lenders in respect of our US$425 million loan facility that as at June 30, 2020, the Company failed to maintain one of the financial ratios under the terms of the loan facility. On July 30, 2020, the Company received confirmation from the lender that it has approved an increase in such threshold and has given waiver of the Company’s failure to maintain the relevant financial ratio for Fiscal 2021. If our liquidity needs or growth plans require such consents and such consents are not obtained, we may be forced to forego or alter our plans, which could materially and adversely affect our business, prospects, financial condition and results of operation.

In the event we breach these covenants, the outstanding amounts due under such financing agreements could become due and payable immediately and/or result in increased costs. A default under one of these financing agreements may also result in cross-defaults under other financing agreements and result in the outstanding amounts under such other financing agreements becoming due and payable immediately. Defaults under one or more of our financing agreements could have a material adverse effect on our business, prospects, financial condition and results of operation.

Future pension obligations may prove more costly than currently anticipated and the market value of assets in our pension plans could decline.

We provide post-retirement and pension benefits to our employees, including defined benefit plans. Our pension liabilities are generally funded. However, lower returns on pension fund assets, changes in market conditions, interest rates or inflation rates, and adverse changes in other critical actuarial assumptions, may impact our pension liabilities or assets and consequently increase funding requirements. Further, any changes in government regulations, may adversely impact the pension benefits payable to the employees, which could materially decrease our net income and cash flows.

Jaguar Land Rover provides post-retirement and pension benefits to its employees, some of which are defined benefit plans. As part of Jaguar Land Rover’s strategic business review process, Jaguar Land Rover closed its defined benefit pension plans to new joiners as of April 19, 2010. All new Jaguar Land Rover employees from April 19, 2010 join a new defined contribution pension plan. Under the arrangements with the trustees of the defined benefit pension schemes, an actuarial valuation of the assets and liabilities of the schemes is undertaken every three years in order to determine cash funding rates. As a result of the April 2018 valuation process, a funding deficit of GBP 554 million was disclosed and we agreed to a schedule of contributions with the trustee which, together with the expected investment performance of the assets of the schemes, is expected to eliminate the deficit by 2028. Cash contributions towards the deficit will be GBP 60 million each year until Fiscal 2024 followed by GBP 25 million each year until the fiscal year ending March 31, 2028. The revised schedule of contributions also reflects the reduced ongoing cost of benefit accrual of approximately 22% for Fiscal 2020 and approximately 21% for Fiscal 2021 and ongoing benefits from changes implemented on April 5, 2017 (compared to a previous rate of 31%). As of March 31, 2020, Jaguar Land Rover’s UK defined benefit pension improved to a surplus of GBP 380 million, as compared to a deficit of GBP 667 million as of March 31, 2019. This improvement was primarily due to an increase in the discount rate used to value the liabilities, as well as asset increases due to interest rate hedges and contributions paid.

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

Our rights to our trade names and trademarks are a crucial factor in marketing our products. Establishment of the “TATA” word mark and logo mark in and outside India is material to our operations. We have licensed the use of the “TATA” brand from our Promoter, Tata Sons Private Limited (“Tata Sons”). If Tata Sons, or any of its subsidiaries or affiliated entities, or any third party uses the trade name “TATA” in ways that adversely affect such trade name or trademark, our reputation could suffer damage, which, in turn, could have a material adverse effect on our business, prospects, financial condition and results of operations.

We are subject to risks associated with the automobile financing business.

The sale of our Commercial Vehicles and Passenger Vehicles is heavily dependent on funding availability for our customers. Rising delinquencies and early defaults have contributed to a reduction in automobile financing, which, in turn, has had an adverse effect on funding availability for potential customers. This reduction in available financing may continue in the future and have a material adverse effect on our business, prospects, financial condition and results of operations.

Default by our customers or inability to repay installments as due could materially and adversely affect our business, prospects, financial condition, results of operations and cash flows. In addition, any downgrade in our credit ratings may increase our borrowing costs and restrict our access to the debt markets. Over time, and particularly in the event of any credit rating downgrade, market volatility, market disruption, regulatory changes or otherwise, we may need to reduce the amount of financing receivables we originate, which could severely disrupt our ability to support the sale of our vehicles.

The Reserve Bank of India (the “RBI”) has announced several measures to ease the financial system stress resulting from the COVID-19 pandemic, including a moratorium of three months for dues falling between March 1, 2020 to May 31, 2020 on loan repayments for specific borrower segments and an asset classification standstill benefit to overdue accounts where a moratorium has been granted. On May 23, 2020 the RBI permitted extension of the moratorium for further three months until August 31, 2020. Such regulatory measures are temporary in nature, and there is considerable uncertainty around the COVID-19 pandemic and further relief measures may be required. These moratorium policies would impact debt collections in the short run. Once relief measures are lifted, there is a possibility of increase in non-performing assets. While the TMF group has taken certain asset classification benefits and holds provisions as at March 31, 2020 against the potential impact of COVID-19 pandemic based on the information available, there is significant uncertainty around debt collections in the future, and we may further be required to provide for loan allowances which may impact our results of operation and profitability.

Jaguar Land Rover has consumer finance arrangements in place with Black Horse Limited (part of the Lloyds Banking Group) in the United Kingdom, FCA Bank S.p.A. (a joint venture between Fiat Auto and Crédit Agricole) in major European markets and Chase Auto Finance in the United States and have similar arrangements with local providers in a number of other key markets. Any reduction in the supply of available consumer financing for the purchase of new vehicles or an increase in the cost thereof would make it more difficult for some of its customers to purchase its vehicles, which could put Jaguar Land Rover under commercial pressure to offer new (or expand existing) retail or dealer incentives to maintain demand for its vehicles, thereby materially and adversely affecting our sales and results of operations. For example, during the global financial crisis, several providers of customer finance reduced their supply of consumer financing for the purchase of new vehicles. Additionally, base interest rates in developed economies are at historic lows. Base interest rates in developed economies, specifically the United States and the United Kingdom, are still relatively low, despite recent increases, due to, among other things, expansive government monetary policies. As interest rates rise generally, market rates for new vehicle financing are expected to rise as well, which may make our vehicles less affordable to retail consumers or steer consumers to less expensive vehicles that tend to be less profitable for us, adversely affecting our business, prospects, financial condition and results of operations. Additionally, if consumer interest rates increase substantially or if financial service providers tighten lending standards or restrict their lending to certain classes of credit, consumers may not desire to or be able to obtain financing to purchase or lease our vehicles. An increase in interest rates due to tightening monetary policy or for any other reason would result in increased costs for us to the extent we decided to absorb the impact of such increase and/or consumers. As a result, a substantial increase in consumer interest rates or tightening of lending standards could have a material adverse effect on the Group’s business, prospects, financial condition and results of operations.

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

In April 2016, the European Union enacted the General Data Protection Regulation (the “GDPR”). The GDPR is a uniform framework setting out the principles for legitimate data processing and came into force on May 25, 2018. The new regime may impose a substantially higher compliance burden on us and limit our rights to process personal data, lead to cost intensive administration processes, oblige us to provide the personal data that we record to customers in a form that would require additional administrative processes or require substantial changes in our IT environment. Additionally, there are much greater sanctions in case of violations of the GDPR requirements compared to the previous regime. These sanctions depend on the nature of the infringed provision and may consist of civil liabilities and criminal sanctions. Our failure to implement and comply with the GDPR could significantly affect our reputation and relationships with our customers and suppliers, and civil and criminal liabilities for the infringement of data protection rules could have a significant negative effect on our financial position.

Some of our vehicles will make use of lithium-ion battery cells, which have been observed in some non-automotive applications to catch fire or vent smoke and flames, and such events have raised concerns, and future events may lead to additional concerns, about the safety of the batteries used in automotive applications.

The battery packs that we use, and will use, in our electric vehicles make use of lithium-ion cells. On rare occasions, lithium-ion cells can rapidly release the energy they contain by venting smoke and flames in a manner that can ignite nearby materials as well as other lithium-ion cells.

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

In June 2019, we announced that we plan to manufacture a range of new electrified vehicles at our manufacturing plant in Castle Bromwich, United Kingdom, and we expect to open a new battery assembly center in Hams Hall (North Warwickshire, United Kingdom) in 2020, with an installed capacity of 150,000 units. In addition, we store a significant number of lithium ion cells at various warehouses and at some of our manufacturing facilities. Any mishandling of or accidents involving battery cells may cause disruption to the operation of our facilities. While we have implemented safety procedures related to the handling of the cells, there can be no assurance that a safety issue or fire related to the cells would not disrupt our operations. Such damage or injury could lead to adverse publicity and potentially a safety recall. Moreover, any failure of a competitor’s electric vehicle may cause indirect adverse publicity for us and our products, which could harm our business, prospects, financial condition and operating results.

Any failures or weaknesses in our internal controls could materially and adversely affect our financial condition and results of operations.

As discussed in Item 15. “Controls and Procedures,” upon an evaluation of the effectiveness of the design and operation of our internal controls, we concluded that there was a material weakness such that our internal controls over financial reporting were not effective as of March 31, 2020. Although we have instituted remedial measures to address the material weakness identified and continually review and evaluate our internal control systems to allow management to report on the sufficiency of our internal controls, we cannot assure you that we will not discover additional weaknesses in our internal controls over financial reporting. Further, the Company’s management continually improves, simplifies and rationalizes the Company’s internal control framework where possible within the constraints of existing IT systems. However, any additional weaknesses or failure to adequately remediate the existing weakness could materially and adversely affect our financial condition or results of operations and/or our ability to accurately report our financial condition and results of operations in a timely and reliable manner.

Our insurance coverage may not be adequate to protect us against all potential losses to which we may be subject, which may have a material adverse effect on our business, financial condition and results of operations.

While we believe that the insurance coverage we maintain is reasonably adequate to cover all normal risks associated with the operation of our business. There can be no assurance that any claim under our insurance policies will be honored fully or timely, our insurance coverage will be sufficient in any respect or our insurance premiums will not change substantially. Accordingly, to the extent that we suffer loss or damage that is not covered by insurance or that exceeds our insurance coverage, or are required to pay higher insurance premiums, our business, prospects financial condition and results of operations could be materially and adversely affected.

Political and Regulatory Risks

India’s obligations under the World Trade Organization Agreement could materially affect our business.

India’s obligations under its World Trade Organization agreement could reduce the present level of tariffs on imports of components and vehicles. Reductions of import tariffs could result in increased competition, which in turn could materially and adversely affect our sales, business, prospects, financial condition and results of operations.

New or changing laws, regulations and government policies regarding increased fuel economy, reduced greenhouse gas and other emissions, vehicle safety and taxes, tariffs or fiscal policies may have a significant impact on our business.

As an automobile company, we are subject to extensive governmental regulations regarding vehicle emission levels, noise, safety and levels of pollutants generated by our production facilities. We expect the number and extent of legal and regulatory requirements and our related costs of compliance to continue to increase significantly in the future. In Europe and the United States, for example, governmental regulation is primarily driven by concerns about the environment (including greenhouse gas emissions), fuel economy, energy security and vehicle safety. In particular, the increasingly stringent regulatory environment in our industry, particularly with respect to vehicle emission regulations, is leading to heightened regulatory scrutiny and more investigations into vehicle manufacturers, including randomized testing. We are subject to randomized testing and similar enquiries by regulatory authorities with a focus on emissions and environmental performance. In China, increasingly stringent tailpipe emissions and other regulations have been introduced by the Chinese government in the short-to-medium term future to reduce greenhouse gas emissions and improve air quality standards. Requirements to optimize vehicles in line with these governmental actions could significantly affect our plans for global product development and may result in substantial costs, including significant fines and penalties in cases of non-compliance. These requirements may also result in limiting the types and amounts of vehicles we sell and where we sell them, which may affect our revenue.

To comply with current and future environmental norms, we may have to incur additional capital expenditures and research and development expenditures to upgrade products and manufacturing facilities, install new emission controls or reduction technologies and purchase or otherwise obtain allowances to emit greenhouse gases, which would have an impact on our cost of production. If we are unable to develop commercially viable technologies or otherwise unable to attain compliance within the time frames set by the new standards, we could face significant civil penalties or be forced to restrict product offerings drastically to remain in compliance. For example, in the United States, manufacturers are subject to substantial civil penalties if they fail to meet federal CAFE standards. Please see Item 4.B “Information on the Company—Business Overview—Governmental Regulations—Environmental, fiscal and other governmental regulations around the world—Greenhouse gas/CO2/fuel economy legislation” for additional detail on these standards. These penalties are calculated at US$5.50 for each tenth of a mile below the required fuel-efficiency level for each vehicle sold in a model year in the U.S. market. Since 2010, Jaguar Land Rover has paid total penalties of US$46 million for its failure to meet CAFE standards. Since 2011, we have purchased approximately US$71 million in credits from third party original equipment manufacturers (“OEMs”) to offset our NHTSA, EPA and California Air Resources Board (“CARB”) penalties. Additionally, we expect to buy approximately US$12 million in credits in Fiscal 2020 from third party OEMs to offset our expected NHTSA and EPA penalties for model year 2019 vehicles. We could incur a substantial increase in these penalties, including as a result of increases in CAFE civil penalties to adjust for inflation. Moreover, environmental and safety standards may at times impose conflicting imperatives, which pose engineering challenges and would, among other things, increase our costs. While we are pursuing the development and implementation of various technologies in order to meet the required standards in the various countries in which we sell our vehicles, the costs for compliance with these required standards could be significant to our operations and may materially and adversely affect our business, prospects, financial condition and results of operations.

Moreover, safety and environmental standards may at times impose conflicting imperatives, which pose engineering challenges and would, among other things, increase our costs. While we are pursuing the development and implementation of various technologies in order to meet the required standards in the various countries in which we sell our vehicles, the costs for compliance with these required standards could be significant to our operations and may materially and adversely affect our business, prospects, financial condition and results of operations. The Motor Vehicle (Amendment) Act 2019 has been published on August 9, 2019. This Act addresses vehicle recalls, road safety, traffic management and accident insurance, among other matters. The Act imposes civil and criminal liability on manufacturers selling vehicles in contravention of the standards specified in the Act, or required by the government to recall their vehicles. The Act also proposes the creation of the National Road Safety Board to provide advice to the central and state governments on all aspects of road safety and traffic management.

Commencing July 1, 2017, the Indian tax regime underwent a systemic change. The Government of India, in conjunction with the state governments, implemented a comprehensive national goods and services tax (“GST”) regime to subsume a large number of central government and state government taxes into one unified tax structure. It is a dual GST with central government and state government simultaneously levying it on the common base. The tax is called Central GST, if levied by the central government; state union territory GST, in instances where the state or union territory levy the tax; and integrated GST, in instances where the GST is levied on the inter-state supply of goods and services. While both the central and state governments have publicly announced that all committed incentives will be protected following the implementation of the GST, given the limited availability of information or alignment of industrial policy of various state government to cover GST or to protect the quantum of incentive available to industries in pre-GST regime, we are unable to provide any assurance as to this or any other aspect of the tax regime, or guarantee that the implementation of GST will not materially or adversely affect our business, prospects, financial condition and results of operation.

Imposition of any additional taxes and levies designed to limit the use of automobiles and changes in corporate and other taxation policies, as well as changes in export and other incentives given by various governments or import or tariff policies, could adversely affect the demand for our vehicles and our results of operations. For instance, the United Kingdom’s exit from the European Union would result in material changes to the United Kingdom’s tax, tariff and fiscal policies. In addition, the current U.S. presidential administration has called for changes to laws and policies governing international trade to further restrict free trade, including imposing tariffs on certain goods imported into the United States. For example, the announcement of unilateral tariffs on imported products by the United States has triggered retaliatory actions from certain foreign governments and may trigger retaliatory actions by other foreign governments, potentially resulting in a “trade war”. A “trade war” of this nature or other governmental action related to tariffs or international trade agreements, the impact of which cannot yet be fully assessed, could negatively affect the economics of the end-markets in which we operate (such as the United States and China), including regional or global demand for automobiles and automobile-components as well as our customers’ ability to purchase our cars.

Recently, the United Kingdom announced that, from April 2020, a 2% digital services tax could be imposed on the UK revenue of digital services businesses (such as social media networks, search engines and online marketplaces) that are considered to derive significant value from the participation of their UK users. As a response to this proposal, the United States Treasury indicated that such digital services tax could have a discriminatory effect on U.S. multinational digital companies and warned that the United States could take retaliatory actions, such as in the form of a tax on UK car exports to the United States, should the new digital services tax be imposed. In addition, in a report submitted to the President of the United States on February 17, 2019, the U.S. Department of Commerce recommended a potential 25% tariff on automobiles and auto-parts imported into the United States. Following the expiration of the subsequent 90-day decision period, the President of the United States announced that the imposition of such additional tariffs would be delayed by another six months. Considering the fact that the additional extension has expired without the U.S. government taking any decision regarding additional tariffs and without a new extension to the decision period being announced, it remains uncertain whether the U.S. government will indeed impose a 25% tariff on automobiles and auto-parts in the future, but should such tariffs or similar trade barriers be imposed by the U.S. government, this would increase the cost of our vehicles in the United States (as we have no manufacturing operations in the United States), which is likely to have a material adverse effect on our sales in the United States and our results of operation. Moreover, any countermeasures to such additional tariffs by regional or global trading partners, including the European Union and China, could slow down global economic growth and decrease global demand for automobiles and automobile components. Additional developments may also occur that we cannot currently know about or anticipate, or that may be impossible to plan for or protect against. Furthermore, in recent years, Brazil has increased import duty on foreign vehicles, along with related exemptions provided certain criteria are met.

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

The Petroleum Ministry of India in consultation with Public Oil Marketing Companies brought forward the date of BSVI grade auto fuels in National Capital Territory of Delhi with effect from April 1, 2018 instead of April 1, 2020. The shortage of BSVI fuel across India in the future could impact our business, prospects, results of operations and financial condition. We could be impacted by the change of emission standards in India from BSIV to BSVI, effective April 1, 2020, as BSIV vehicles will not be allowed to be registered after that date. The change in emission standards may also increase the cost of BSVI vehicles and impact our profitability.

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

Furthermore, the CCI has extraterritorial powers and can investigate any agreements, abusive conduct or combination occurring outside India if such agreement, conduct or combination has an AAEC in India. The CCI has initiated an inquiry against us and other car manufacturers pursuant to an allegation that genuine spare parts of automobiles manufactured by the OEMs were not made freely available in the open market in India and, accordingly, anti-competitive practices were carried out by the OEMs.

If we are adversely affected, directly or indirectly, by the application or interpretation of any provision of the Competition Act, or any enforcement proceedings initiated by the CCI, or any adverse publicity that may be generated due to scrutiny or prosecution by the CCI or if any prohibition or substantial penalties are levied under the Competition Act, it could adversely affect our business, prospects, financial condition and results of operations.

Compliance with new or changing corporate governance and public disclosure requirements adds uncertainty to our compliance policies and increases our costs of compliance.

We are subject to a complex and continuously changing regime of laws, rules, regulations and standards relating to accounting, corporate governance and public disclosure, including the Sarbanes-Oxley Act of 2002 and U.S. Securities and Exchange Commission (the “SEC”) regulations, Securities and Exchange Board of India (the “SEBI”) regulations, New York Stock Exchange (the “NYSE”) listing rules, and the Companies Act, as well as Indian stock market listing regulations. New or changed laws, rules, regulations and standards may lack specificity and are subject to varying interpretations. Under applicable Indian laws, for example, remuneration packages may, in certain circumstances, require shareholders’ approval. New guidance and revisions may be provided by regulatory and governing bodies, which could result in continuing uncertainty and higher costs of compliance. We are committed to maintaining high standards of corporate governance and public disclosure. However, our efforts to comply with evolving regulations have resulted in, and are likely to continue to result in, increased general and administrative expenses and a diversion of management resources and time. In addition, there can be no guarantee that we will always succeed in complying with all applicable laws, regulations and standards.

The Companies Act has effected significant changes to the existing Indian company law framework, such as in the provisions related to the issue of capital, disclosures in offering documents, corporate governance, accounting policies and audit matters, related party transactions, class action suits against companies by shareholders or depositors, prohibitions on loans to directors and insider trading, including restrictions on derivative transactions concerning a company’s securities by directors and key managerial personnel. The Companies Act may subject us to higher compliance requirements, increase our compliance costs and divert management’s attention. We are also required to spend, in each financial year, at least 2% of our average net profits during the three immediately preceding financial years, calculated for Tata Motors Limited on a standalone basis under Ind AS, toward corporate social responsibility activities. Furthermore, the Companies Act imposes greater monetary and other liability on the Company and its Directors for any non-compliance. Due to limited relevant jurisprudence, in the event that our interpretation of the Companies Act differs from, or contradicts with, any judicial pronouncements or clarifications issued by the Government of India in the future, we may face regulatory actions or be required to undertake remedial steps. In addition, some of the provisions of the Companies Act overlap with other existing laws and regulations (such as corporate governance provisions and insider trading regulations issued by SEBI). SEBI promulgated the SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015 (the “Listing Regulations”) which are applicable to all Indian companies with listed securities or companies intending to list its securities on an Indian stock exchange, and the Listing Regulations became effective on December 1, 2015. Pursuant to the Listing Regulations, the Company is required to establish and maintain a vigilance mechanism for Directors and employees to report their concerns about unethical behavior, actual or suspected fraud or violation of the Company’s code of conduct (the “Tata Code of Conduct”) or ethics policy under our whistleblower policy (the “Whistleblower Policy”), to implement increased disclosure requirements for price sensitive information, to conduct detailed director familiarization programs and comprehensive disclosures thereof, in accordance with the Listing Regulations. The Company may face difficulties in complying with any such overlapping requirements. Furthermore, the Company cannot currently determine the impact of certain provisions of the Companies Act and the revised SEBI corporate governance standards. Any increase in the Company’s compliance requirements or in the Company’s compliance costs may have a material and adverse effect on the Company’s business, prospects, financial condition and results of operations.

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

In 2014, the antitrust regulator in China, the Bureau of Price Supervision and Anti-Monopoly of the National Development and Reform Commission (the “NDRC”), launched an investigation into the pricing practices of more than 1,000 Chinese and international companies in the automotive industry, including Jaguar Land Rover and many of our competitors. The NDRC has reportedly imposed fines on certain of our international competitors as a result of anti-competitive practices pertaining to vehicle and spare-part pricing. In response to this investigation, we established a process to review our pricing in China and announced reductions in the manufacturer’s suggested retail price for the 5.0-litre V8 models, which include the Range Rover, Range Rover Sport and F-TYPE and the price of certain of our spare parts. Imposition of price reductions and other actions taken in the future in relation to our products may significantly reduce our revenue and profits generated by operations in China and have a material adverse effect on our business, prospects, financial condition and results of operation. As a result, our attempts to offset the potential decline in revenue and profits by increasing operational efficiencies and leveraging economies of scale (for example, through local production in China) may fail or not be as successful as expected. Furthermore, any regulatory action taken or penalties imposed by regulatory authorities may have significant adverse financial and reputational consequences on our business and have a material adverse effect on our results of operations and financial condition.

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

Furthermore, as part of our automotive business, we supply, and have in the past supplied, vehicles to Indian military and paramilitary forces and in the course of such activities have obtained an industrial license from the Department of Industrial Policy. The Consolidated FDI policy applies different foreign investment restrictions to companies based upon the sector in which they operate. While we believe we are an automobile company by virtue of the significance of our automobile operations, in the event that foreign investment regulations applicable to the defense sector (including under the Consolidated FDI Policy) are made applicable to us, we may face more stringent foreign investment restrictions and other compliance requirements compared to those applicable to us presently, which, in turn, could materially affect our business, prospects, financial condition and results of operations.

We require certain approvals or licenses in the ordinary course of business, and the failure to obtain or retain them in a timely manner, or at all, could materially and adversely affect our operations.

We require certain statutory and regulatory permits, licenses and approvals to carry out our business operations and applications for their renewal need to be made within certain time frames. For some of the approvals that may have expired, we have either made, or are in the process of making, an application for obtaining the approval or its renewal. While we have applied for renewal for such approvals, registrations and permits, we cannot assure you that we will receive them in a timely manner, or at all. We can make no assurances that the approvals, licenses, registrations and permits issued to us would not be suspended or revoked in the event of non-compliance or alleged non-compliance with any terms or conditions thereof, or pursuant to any regulatory action. Furthermore, if we are unable to renew or obtain necessary permits, licenses and approvals on acceptable terms in a timely manner, or at all, our business, prospects, financial condition and results of operations could be materially and adversely affected.

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

A change in the Government of India’s economic liberalization and deregulation policies could disrupt business and economic conditions in India generally, and specifically our business and operations, as a substantial portion of our assets are located in India. This could have a material adverse effect on our business, prospects, financial condition and results of operation.

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

The Indian stock exchanges are vulnerable to fluctuations based on changes in monetary policy formulated by the RBI. We can make no assurances about future market reactions to RBI announcements and their impact on the price of the Company’s Shares and ADSs. Furthermore, our business could be significantly impacted were the RBI to make major alterations to monetary or fiscal policy. Certain changes, including the raising of interest rates, could negatively affect our sales and consequently our Revenue, any of which could have a material adverse effect on our business, prospects, financial condition and results of operation. While the RBI has initiated several relief measures, such as providing moratorium on loans, relaxing provisioning norms towards certain loans and taking other measures to enhance liquidity for NBFCs, there is a considerable uncertainty evolving around COVID-19 pandemic and further relief measures and policy actions may be needed to assist economic recovery. The impact of COVID-19 pandemic on our business and financial performance remains highly uncertain and dependent on spread of COVID-19 pandemic and further steps taken by the Government of India and the RBI to mitigate the economic impact.

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

ADSs are transferable on the books of the depositary. However, the depositary may close its transfer books at any time or from time to time when it deems expedient in connection with the performance of its duties. In addition, the depositary may refuse to deliver, transfer or register transfers of ADSs generally when our books or the books of the depositary are closed, or at any time if we or the depositary deems it advisable to do so because of any requirement of law or of any government or governmental body, or under any provision of the deposit agreement (as defined below), or for any other reason.

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

The Shares are subject to a daily circuit breaker imposed by stock exchanges in India on publicly listed companies, that includes the Company, which does not allow transactions causing volatility in the price of the Shares above a certain threshold. This circuit breaker operates independently from the index-based market-wide circuit breakers generally imposed by SEBI on Indian stock exchanges. The percentage limit on the Company’s circuit breaker is set by the stock exchanges in India based on the historical volatility in the price and trading volume of the Company’s Shares. The stock exchanges in India are not required to inform the Company of the percentage limit of the circuit breaker from time to time, and may change it without the Company’s knowledge. This circuit breaker effectively acts to limit the upward and downward movements in the price of the Company’s Shares. As a result of this circuit breaker, the Company cannot make any assurance regarding the ability of the shareholders of the Company to sell their Shares or the price at which such shareholders may be able to sell their Shares.

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

A. History and Development of the Company

The Company was incorporated on September 1, 1945 as a public limited company under the Indian Companies Act VII of 1913 as Tata Locomotive and Engineering Company Limited, and it received a certificate of commencement of business on November 20, 1945. The Company’s name was changed to Tata Engineering and Locomotive Company Limited on September 24, 1960, and to Tata Motors Limited on July 29, 2003. Tata Motors Limited is incorporated and domiciled in India. We commenced operations as a steam locomotive manufacturer, but this business was discontinued in 1971. Since 1954, we have been manufacturing automotive vehicles. The automotive vehicle business commenced with the manufacture of Commercial Vehicles under financial and technical collaboration with Daimler-Benz AG (now Daimler AG) of Germany. This agreement ended in 1969. We produced only Commercial Vehicles until 1991, thereafter we started producing Passenger Vehicles as well. Together with its consolidated subsidiaries, the Company forms the Tata Motors Group.

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

We are one of the leading global automobile manufacturers in the world, providing integrated and smart e-mobility solutions to customers in over 125 countries. With an employee base of over 75,000, our top-of-the-line manufacturing facilities are located across India, the United Kingdom, the United States, Italy and South Korea. We are the only OEM in India that offers an extensive range of mobility solutions for our automotives, covering cars, Utility Vehicles, trucks, and buses. We have a strong global network of 134 subsidiaries, associate companies and joint ventures, including the Jaguar Land Rover in the United Kingdom and the Tata Daewoo in South Korea. We offer a broad portfolio of automotive products, ranging from sub-1 ton to 55 ton GVW trucks (including pickup trucks) to small, medium, and large buses and coaches to Passenger Cars, premium luxury cars and SUVs.

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

We expanded our international operations through mergers and acquisitions, and in India we have made strategic alliances involving non-Indian companies in recent years, including, but not limited to, the following:

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

•

In December 2006, we entered into a joint venture agreement with Thonburi Automotive Assembly Plant Co. Ltd. (the “Thonburi Group”) to manufacture pickup trucks in Thailand. As of March 31, 2020, we own 97.17% of the joint venture, while the Thonburi Group owns the remaining 2.83%. The joint venture, which began vehicle production in March 2008, enabled us to access the Thailand market, which is a major market for pickup trucks, as well as other potential markets in the ASEAN region.

•

In October 2010, TML acquired an 80% equity interest in Trilix Srl. (“Trilix”), a design and engineering company, in line with our objective to enhance our styling and design capabilities to meet global standards. With effect from December 6, 2018, TML increased its equity interest in Trilix to 100%. Trilix offers design and engineering services in the automotive sector, including styling, architecture, packaging, surfacing, macro and micro-feasibility studies and detailed engineering development. Trilix continues to implement a strategic growth policy and in March 2013 moved to a new facility as part of its ongoing implementation of this growth policy.

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

•

Brabo Robotics and Automation Limited (“BRAL”) was incorporated on July 17, 2019, as a-wholly owned subsidiary of Tata Motors Limited with an operating plan to take-over the robotics and factory automation (“RAB”) division of TML as a going concern. The RAB business of TAL Manufacturing Solutions Limited was transferred to TML with effect from April 30, 2019. Presently, BRAL is operational and engaged in RAB business and envisages to explore opportunities within the RAB avenue.

Please see Item 4.B “Information on the Company—Business Overview—Our Strategy—Capital and Product Development Expenditures” and Item 5.B “Operating and Financial Review and Prospect—Liquidity and Capital Resources—Capital Expenditures” of this annual report on Form 20-F for details on our principal capital expenditures.

Through our subsidiary and associate companies, we are engaged in providing engineering and automotive solutions, construction equipment manufacturing, automotive vehicle components manufacturing and supply chain activities, machine tools and factory automation solutions, high-precision tooling and plastic and electronic components for automotive and computer applications, and automotive retailing and service operations. Tata Technologies Limited (“TTL”) is engaged in providing specialized engineering and design services, product lifecycle management (“PLM”) and product-centric IT services to leading global manufacturers. TTL’s customers are among the world’s premier automotive, aerospace, industrial heavy machinery and consumer durables manufacturers. As of March 31, 2020, we held 72.48% stake in TTL, and TTL had twelve subsidiaries and one joint venture.

TML Distribution Company Limited (“TDCL”), TML’s wholly-owned subsidiary, was incorporated on March 28, 2008. TDCL provides distribution and logistics support for distribution of our products throughout India. TDCL commenced its operations in Fiscal 2009.

TML’s subsidiary, Tata Motors Finance Limited (“TMFL”), was incorporated on June 1, 2006, with the objective of becoming a preferred financing provider for our dealers’ customers by capturing customer spending over the vehicle life-cycle relating to vehicles sold by us. In India, TMFL is registered with the RBI as a systemically important non-deposit taking NBFC and is classified as an asset finance company under the RBI’s regulations on NBFCs. In Fiscal 2015, TMFL acquired 100% shareholding of Rajasthan Leasing Private Ltd., which subsequently changed its name to Tata Motors Finance Solutions Private Ltd., an NBFC registered with the RBI. On June 4, 2015, Tata Motors Finance Solutions Private Ltd. was converted into a public limited company, named Tata Motors Finance Solutions Limited (“TMFSL”). TMFSL focuses on the used vehicle financing business. On March 31, 2016, TMFL acquired 100% shareholding in Sheba, a wholly-owned subsidiary of TML and an NBFC-registered entity with the RBI, as a part of restructuring and consolidation of financial services companies under TMFL. Pursuant to restructuring arrangements, TMFL transferred its new vehicle finance business to Sheba on January 31, 2017. During Fiscal 2018, TMFL changed its name to TMF Holdings Limited (“TMFHL”) and Sheba changed its name to TMFL. During Fiscal 2019, TMFHL had acquired 26% of the share capital of Loginomic Tech Solutions Pvt. Limited, a technology-based freight aggregator.

TML’s wholly-owned subsidiary, Tata Motors Insurance Broking and Advisory Services Limited (“TMIBASL”) is a licensed composite insurance broker with the Insurance Regulatory and Development Authority of India that services customers across the country with its expertise in insurance brokerage and consultancy services. TMIBASL commenced business in Fiscal 2008 and provides end-to-end insurance solutions in direct insurance and reinsurance businesses. With the fast-evolving global risk trends, TMIBASL focuses its expertise and efforts to effectively deliver a wide range of products and services for its clients.

In May 2018, the Board approved the sale of TML’s defense business, to Tata Advanced Systems Limited, a Tata group company. TML will receive an upfront consideration of Rs.1,000 million and a deferred consideration of 3% of the revenue generated from certain projects for up to 15 years, starting in Fiscal 2020, subject to a maximum deferred consideration of Rs.17,500 million. The scheme of arrangement in respect of the above (“Scheme”) has been approved by the shareholders at the National Company Law Tribunal (“NCLT”) convened shareholders meeting held on July 30, 2019 and sanctioned by the Honorable NCLT, Mumbai bench and the Honorable NCLT Hyderabad bench vide its orders dated December 12, 2019 and December 20, 2019 respectively. As per Clause 21 of the Scheme, the Scheme would be effective on receipt of necessary approvals from authorities, including the Ministry of Defense.

On July 31, 2020, pursuant to the provisions of sections 230 to 232 and other applicable provisions of Companies Act, 2013 and subject to the requisite regulatory approvals, the Board approved a scheme of arrangement between the Company and TML Business Analytics Services Limited (“TMLBASL”) and their respective shareholders, inter alia, for the transfer of the Company’s Passenger Vehicles business including electric vehicle business as a going concern, on a slump sale basis as defined under section 2(42C) of the Income-tax Act 1961, to TMLBASL. Pursuant to such scheme, the Board also approved the reduction of the Company’s share capital without extinguishing or reducing its liability on any of its Shares by writing down a portion of its securities premium account amounting to Rs11,173.59 crores, with a corresponding adjustment to the accumulated losses of the Company. Upon such scheme becoming effective, the name of the TMLBASL shall be changed to ‘Tata Motors Passenger Vehicles Limited’.

As of March 31, 2020, our operations included 103 consolidated subsidiaries, 2 joint operations, 4 joint ventures and 28 equity method affiliates, in respect of which we exercise significant influence. As of March 31, 2020, we had approximately 78,906 permanent employees, including approximately 51,104 permanent employees at our consolidated subsidiaries and joint operations.

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

Over the last three years, from June 30, 2017 to June 30, 2020, the holdings of the Company’s largest shareholder, Tata Sons along with its subsidiaries, have increased from 28.66% to 36.29%. Please see Item 7.A “Major Shareholders and Related Party Transactions—Major Shareholders” for further details of recent changes in major shareholders’ shareholding in the Company.

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

A core initiative of ours was the implementation of the Organization Effectiveness program, a strategic program designed to overhaul and transform the Tata Motors Group. Pursuant to the changes implemented as a result of the OE program, the Tata Motors Group has drawn separate strategies for Commercial Vehicles, Passenger Vehicles and financing business from Fiscal 2019. Commencing Fiscal 2019, the reportable segments are as follows:

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

We produce a wide range of automotive products, including:

•

Passenger Vehicles: Our range of Tata-branded Passenger Cars includes the Tiago (compact) and the Altroz (premium) in the hatchback category, and the Tigor and the Tigor EV (mid-sized) in the sedan category. We have expanded our Passenger Car range with several variants and fuel options designed to suit various customer preferences. Our Jaguar Land Rover operations have an established presence in the premium Passenger Car market under the Jaguar brand name. There are six car lines currently manufactured under the Jaguar brand name, including the F-TYPE two-seater sports coupe and convertible, the XF sedan (including the long wheel base XFL at the China Joint Venture), the XE sports saloon (including long wheel base XEL at the China Joint Venture), the F-PACE Jaguar’s luxury performance SUV), the Jaguar E-PACE compact SUV (manufactured in Graz, Austria under its manufacturing partnership with Magna Steyr and also manufactured at the China Joint Venture plant), and the Jaguar I-PACE (an all-electric performance SUV and Jaguar’s first battery electric vehicle manufactured in Graz, Austria under its manufacturing partnership with Magna Steyr).

•

Utility Vehicles: We manufacture a range of Tata brand Utility Vehicles, including the Harrier, the Nexon, the Nexon (EV). There are six car lines under the Land Rover brand, comprising the Range Rover, Range Rover Sport, Range Rover Evoque, the Land Rover Discovery, Land Rover Discovery Sport and the Range Rover Velar.

•

SCVs & Pickups: We manufacture a variety of small Commercial Vehicles (less than 3.5 ton), including pickup trucks. This includes the Tata Ace, India’s first indigenously developed mini-truck, with a 0.75 ton payload with different fuel options (including the newly launched Petrol variant) and the Tata Intra, with different payload options. In addition, we launched the Tata Yodha pickup range with single cab and double cab variants and 4X2 and 4X4 options.

•

MHCVs and ILCVs: We manufacture a variety of MHCVs and ILCVs, which include trucks, tractors, tippers, multi-axle vehicles and pickups with GVWs (including payload) of between 3.5 tons and 55 tons. We also provide fully-built solutions for special applications like garbage compactors, containers, tankers, reefers, and diesel bowser to customers and various government organizations including solutions related to national defense. In addition, through TDCV, we manufacture a wide array of trucks ranging from 215 horsepower to 560 horsepower, including dump trucks, tractor-trailers, mixers and cargo vehicles. Our signature product is the Prima and Prima LX range of trucks, which are sold in India and South Korea as well as exported to a number of countries in South Asia, the Middle East and Africa. The SIGNA range of new MHCV trucks launched in 2016 has been extended to several additional tractor and tipper variants. The newest addition to this portfolio is the Ultra range panning from 5-ton Light Commercial Vehicles (“LCV”) to 30-ton tractors.

•

CV Passenger Vehicles: We manufacture a variety of passenger carriers including buses. Our products include Magic Express, including an electric variant and a passenger variant for commercial transportation developed on the Tata Ace platform; and the Winger. We also offer a range of buses, which includes the Semi Deluxe Starbus Ultra Contract Bus and the new Starbus Ultra. Our range of buses is intended for a variety of uses, including as intercity coaches (with both air-conditioned and non-air-conditioned luxury variants), as school transportation and as ambulances. We also offer a range of electric buses in different configurations for every application. Our range of diesel and CNG buses complies with the prevalent BSVI norms.

Our Strategy

We intend to further strengthen our position in the Indian automobile industry by investing in new products that exceed customer expectations, improving customer experiences across all our touchpoints, making rigorous cost improvements across our product range, and optimizing our manufacturing and distribution strategy. We have pursued a strategy of increasing our presence in the global automotive markets and enhancing our product range and capabilities through strategic acquisitions and alliances. Building on the success of our ‘Turnaround’ action plan, we have introduced ‘Turnaround 2.0’. Turnaround 2.0 aims at ‘Winning Decisively’ in the Commercial Vehicle business, ‘Winning Sustainably’ in the Passenger Vehicle business and embedding ‘Turnaround’ into our corporate culture. We aim to achieve consistent, competitive, cash accretive growth. In January 2020, we launched a range of new BSVI Passenger Vehicles and Utility Vehicles. In addition to emission migration, our commercialized BSVI products are streamlined and developed with enhanced features, superior performance and value-added enhancers. Jaguar Land Rover is committed to achieving sustainable, profitable growth with positive cash flows in the medium to long term with the strong focus on cost reduction and affordability of capital investments, supported by the Project Charge + and Project Accelerate. Our goal is to position ourselves as a major international automotive company, offering the widest range of products across product segments and applications. Our strategy to achieve these goals consists of the following elements:

Continued focus on new product development

To meet the fast evolving business needs and expectations of customers, each and every BSVI product has been conceptualized and developed to deliver on the key purchasing criteria of our customers, including best in class operating economics, comfort and convenience, and enhanced connectivity to assist our customers in better management of their fleet and transportation businesses utilizing our connected vehicle platform.

The adoption of BSVI norm by the Government of India has provided us with an opportunity to enhance the value and quality of our vehicles. Our BSVI range goes beyond mere regulatory compliance and delivers enhanced value proposition for customers, either by improving total cost of ownership (“TOC”) or increasing the revenue earning potential. We unveiled the entire range of BSVI trucks, buses and powertrains at Auto Expo 2020, ranging from Ace to 55 ton Prima in goods transportation, 15 seater winger to 55 (+D) Seater LNG bus in passenger mobility, and two next generation Turbotron engines.

In January 2020, we launched all-new BSVI range of products with Passenger Cars and Utility Vehicles. In addition to emission migration, our commercialized BSVI products are streamlined and developed with enhanced features, superior performance and value-added enhancers. Our recent product launches and anticipated product launches include the following:

•

Several new variants across the Prima and Signa ranges of medium and heavy trucks were launched during Fiscal 2020. These included focused introduction of key products in Ultra 1918.T, Prima Lx 5530.S, C Series in 16T, 40T & 5L in 28T, 35T, Signa 2823.K, Signa 1923, Signa 4223.TK, Prima 2825.K. New trucks included Prima 4623 S, E-series 19T and 30T across tractors, Signa 2818, Signa 3521, 2521 5L, Forza C, 48T and 49T LDL across trucks and on Tippers – Prima Lx 2825 K HRT, Prima LX 3125, Signa 3518 TK and Signa 4225 TK. Application specific launches included Prima 4030.S for LPG Application, Signa 4018.S TFT, Signa 4923.S TFT on Tractor; LPT 2818 TFT, Signa 2818 Refueler, LPT 2818 60WB IOCL, Signa 3518 Tanker application across Trucks and LPK 1918 42WB South Market, LPK 2518 G950 Sainik Mining, Ultimax with DAC, Prima Lx 2530.K 16 Box HD LB for Tippers. We also unveiled the M&HCV range of BSVI products at Auto Expo 2020.

•

In our Ultra range of ILCVs, in Fiscal 2020, we launched the Ultra T.16 Sleeper, Ultra T.11, Ultra T.12, Ultra T.7 with smaller cabin design suitable for intercity operations in domestic and international market. While in the regular ILCV range SFC 407/33 RJ, LPT 407/34 EX PS HT, LPT 1512 CRX SLP, LPT 1412 CRX 13.8T, LPK 1212 HD FET, were launched. We also developed various applications as per the need of government and customers such as road sweeper, refuse compactors on CNG, hoper tipper, diesel bowser, CNG cascade carrier and cash van.

•

Intra V10 BSIV and V20 BSIV was launched in Q1 Fiscal 2020 in maxi truck segment with increased body load sizes, more powerful engine and larger cabins. These models, with payloads from 1 ton to 2 ton for one way distance up to 200 kilometers are well suited for transportation in semi-urban and city areas for individual owners and market loaders.

•	Extended range of Tigor EV was launched in October 2019.

•	Nexon, our subcompact SUV, was launched in September 2017. Nexon EV was launched in January 2020.

•

H5X and 45X, our two models, unveiled in February 2018, are based on the new Optimal Modular Efficient Global Advanced (“Omega”) architecture, which is derived from Land Rover’s D8 platform and Agile, Light, Flexible and Advanced (“ALFA”) platform.

•	Harrier, the first model from Omega architecture, was launched in January 2019. The new Harrier 2020 range was launched at the Auto Expo 2020.

•	Our collaboration with BMW to develop next generation electronic drive units to power the next generation of all-electric vehicles was announced in June 2019.

•	In July 2019, Jaguar Land Rover revealed plans to manufacture a range of new electrified vehicles at its Castle Bromwich manufacturing plant in the UK.

•	JLR will open a new battery assembly centre near Birmingham in the UK and will begin the manufacture of next-generation electric drive units at the EMC in Wolverhampton in the UK by the end of 2020.

•	Sales and production of the all-new Range Rover Evoque ramped up significantly during Fiscal 2020.

•	The refreshed Land Rover Discovery Sport was launched in May 2019 and recently went on sale through our China Joint Venture in March 2020.

•	Production of a 6 cylinder Ingenium 3.0-litre petrol engine started in 2020 at the EMC in Wolverhampton, UK.

•	In September 2019, Jaguar Land Rover unveiled new facilities at its Gaydon site in Warwickshire, creating the UK’s largest automotive creation and development center.

•	Software updates over the air included in all new models was announced in November 2019.

•	JLR’s first battery electric vehicle, the Jaguar I-PACE won the golden steering wheel award for best SUV in November 2019.

•	Jaguar Land Rover acquired Bowler Motors Limited, the all-terrain performance specialist, in December 2019.

•	Refreshed Jaguar F-TYPE was launched in December 2019.

•	Altroz, the first model from new ALFA architecture, was launched in January 2020.

•	Production of the all-new Land Rover Defender began in January 2020 at the manufacturing plant in Nitra, Slovakia, with first retail sales in March 2020.

•	In February 2020 the National Automotive Innovation Centre at the University of Warwick was officially opened, one of Europe’s largest automotive R&D hubs.

•

Jaguar Land Rover unveiled its bold new concept vehicle, Project Vector, in February 2020 as part of the company’s Destination Zero journey, offering its vision of an autonomous, electric, connected future for urban mobility.

•	Project Charge/Charge+ delivered GBP 3.5 billion(1) of cost, cash and profit improvements by the end of Fiscal 2020 and is expected to deliver GBP 5 billion of savings by March 31, 2021

•	Plug-in hybrid versions of the Range Rover Evoque and the Land Rover Discovery Sport were recently launched in April 2020 supported by a new 1.5-litre 3-cylinder Ingenium petrol engine.

We have plans to expand the range of our product base further, supported by our strong brand recognition in India, understanding of local consumer preferences, in-house engineering capabilities and extensive distribution network. Facing growing competition, changing technologies and evolving customer expectations, we understand the importance of bringing new platforms to address market gaps and further enhance our existing range of vehicles to ensure customer satisfaction. Our capital expenditures totaled Rs.302,945 million, Rs.342,236 million and Rs.415,103 million during Fiscal 2020, Fiscal 2019 and Fiscal 2018, respectively, and we currently plan to invest approximately of Rs.249 billion in Fiscal 2021 in capacity, new products and technologies.

(1)

Pro-forma analytically derived unaudited estimate consisting of GBP 1.9 billion of investment savings (compared to original planning targets), GBP 0.6 billion improvement in inventory (since Q3 FY19) and GBP 1.0 billion cost efficiencies (primarily SG&A, employee and material costs and other)

Jaguar Land Rover continues to invest in enhancing its technological strengths through in-house research and development activities, including the development of its engineering and design centers which centralize Jaguar Land Rover’s capabilities in product design and engineering. In September 2019, Jaguar Land Rover unveiled new facilities at its Gaydon site in Warwickshire, which was the largest automotive creation and development center in the UK. Jaguar Land Rover also participates in advanced research consortia that bring together leading manufacturers, suppliers or academic specialists in the United Kingdom and are supported by funding from the UK Government’s Technology Strategy Board.

Leveraging our capabilities

We have manufacturing facilities across five locations in India, which deliver mobility solutions to four product lines with products ranging from 0.5 tons to 55 tons. These state-of-art facilities cater to not the only domestic and international market but also defense markets. To date, over a history of 65 years, we have manufactured more than 9.6 million Commercial Vehicles. In Fiscal 2020, we have delivered more than 0.5 million vehicles while driving our operating costs towards benchmark levels through various initiatives and levers. We also endeavor to make our operations sustainable in terms of safety and health, corporate responsibility, and environment with stringent targets in these areas enabled by various initiatives and guided by strong governance committees.

Our product portfolio of Tata-brand vehicles includes the Tiago, Altroz, Tigor, Tigor (EV), Nexon, Nexon (EV), Harrier, which enable us to compete in various Passenger Vehicle market categories. We also offer alternative fuel vehicles. We also intend to expand our sales reach and volumes in rural areas, where an increase in wealth has resulted in a declining difference between urban and rural automobile purchase volumes.

We believe that the foundation of our growth over the last five decades has been a deep understanding of economic conditions and customer needs, and the ability to translate this understanding into desirable products though research and development. In India, our engineering research center (the “ERC”), established in 1966, has enabled us to successfully design, develop and produce our own range of vehicles. Jaguar Land Rover’s research and development operations are built around state-of-the-art engineering facilities, extensive test tracks, testing centers, design hubs and a virtual innovation center. The ERC in India and Jaguar Land Rover engineering and development operations in the United Kingdom have identified areas to leverage the facilities and resources to enhance the product development process and achieve economies of scale. Furthermore, the Company has a wholly-owned subsidiary, Tata Motors European Technical Centre PLC (“TMETC”), in the United Kingdom, which is engaged in automobile research and engineering.

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

Jaguar Land Rover invests in the development of new and refreshed products for new and existing segments by introducing new powertrains and technologies, including CO2 reduction and electrification that satisfy both customer preferences and regulatory requirements. Jaguar Land Rover expects investment spending of up around GBP 2.5 billion in Fiscal 2021. Around half of that investment is expected to be spent on research and development with the other half expected to be spent on tangible fixed assets such as facilities, tools and equipment as well as other investments.

In October 2014, Jaguar Land Rover opened its EMC at Wolverhampton, in the West Midlands. The plant currently manufactures Jaguar Land Rover’s own in-house 2.0-Liter diesel and gasoline engines which are now available across the majority of models as well as the new 6 cylinder 3.0-litre Ingenium gasoline engine. Jaguar Land Rover’s in-house engines have been engineered to ensure maximum manufacturing efficiency, flexibility to increase the number of engine variants and consistently high quality. In July 2017, the China Joint Venture opened its engine manufacturing facility which produces Jaguar Land Rover own in-house 2.0-Liter petrol Ingenium engine for installation into vehicles produced locally at the joint venture plant in Changshu. In January 2019, Jaguar Land Rover announced that next-generation EDU, developed in collaboration with BMW, will be produced at the company’s EMC in Wolverhampton. At the same time Jaguar Land Rover announced that these EDUs will be powered by batteries assembled at a new Jaguar Land Rover Battery Assembly Centre located at Hams Hall, North Warwickshire

The Jaguar E-PACE and the all-electric Jaguar I-PACE battery electric vehicle are produced under the manufacturing partnership with Magna Steyr, in Graz, Austria. Jaguar Land Rover’s new manufacturing facility in Nitra, Slovakia, with annual capacity of 150,000 units, opened in October 2018 and is currently producing the Land Rover Discovery and production of the all-new Land Rover Defender started in January 2020. Subject to feasibility studies, Jaguar Land Rover has the option to invest a further GBP500 million to expand capacity to 300,000 units annually. In June 2016, Jaguar Land Rover opened its first wholly-owned international manufacturing plant in Brazil, which manufactures Land Rover Discovery Sport for the local market.

Continuing focus on high quality and enhancing customer satisfaction

We place strong emphasis on customer comfort, and had launched Sampoorna Seva in 2018, which is a comprehensive package that addresses all after-sales needs of our customers. This has now been upgraded to Sampoorna Seva 2.0, leveraging our extensive network of more than three times our competitors. The key highlights include guaranteed turnaround time at all our workshops and unique breakdown assistance service “TATA Alert”, under which we promise to reach our customers in 2 hours anywhere across the country and put their vehicles on-road within 24 hours. Consistent delivery on these services have led to high level of customer satisfaction.

We recognize that Commercial Vehicle drivers, whom we call Saarthis, form the backbone of our industry and therefore we have launched three novel flagship programs to improve their quality of life. Tata Samarth program offers a comprehensive insurance package tailor made for the Saarthis and their families. Our Saarthi Aaram Kendras program aims to improve the ‘on-road quality of life of our Saarthi’s by providing access to basic necessities and our Desh ke Saarthi program offers a platform for commercial vehicle drivers to find jobs based on their skills and preferences. These programs have proven successful with the positive responses we received from our customers.

In 2019, we collaborated with a major automobile oil manufacturer, Indian Oil Corporation Limited, to launch Tata Motors Genuine Oil, a single brand of affordable lubricating oils that is suitable for use across our entire range of products. Tata Motors Genuine Oil is now widely available in different packaging sizes for the needs of small customers with single or fewer vehicles. For Commercial Vehicle customers, one of their key considerations when purchasing vehicles is the total cost of ownership. Hence Tata Motors Limited is committed to provide accessible products with good value, for instance we provide competitively priced Tata Genuine Parts and DuraFit parts which are widely available via off line and online channels. Fiscal 2020 saw significant jump in satisfaction scores of channel partners, retailers and mechanics on spare parts availability based on survey results of the Metric Global Spares Parts influencers engine mechanics satisfaction survey 2020 and Spares parts influencers non engine mechanics satisfaction survey 2020.

Our various efforts to improve customer satisfaction levels continued to be reflected in numerous recognitions we received. In a recent Net Promoter Score Brand Health Track survey conducted by Millward Brown Market Research Services India Pvt. Ltd., TML Commercial Vehicles scored at 65, an increase of 2 points from 63 in last survey which is an improvement of 8 points from 57 in Fiscal 2018. In addition, the Company stood first amongst the competition in both sales and service satisfaction scores in the Sales Satisfaction Study survey conducted by Nielsen (India) Private Limited in Fiscal 2020. Further, Tata Motors Commercial Vehicle Business Unit was awarded the Customer Obsession Award for two consecutive years by the Confederation of Indian Industry (“CII”), with a special award for “Digital journey”.

During Fiscal 2020, we won many prestigious awards at various commercial vehicle forums. Tata Motor’s Commercial Vehicle Business Unit (“CVBU”) was awarded in the Exemplary Category in Total Cost Management assessment by the CII. We won six awards at the Apollo CV Awards 2020 including the CV maker of the year award. Girish Wagh, President, CVBU received CV Man of the Year award at Apollo CV Awards 2020. We also received eight prestigious awards at ET Now CV awards.

One of our principal goals is to achieve international quality standards for our products and services. We have established a comprehensive purchasing and quality control system that is designed to consistently deliver quality products and superior service. We also have a program for assisting vendors from whom we purchase raw materials or components to maintain quality. Each vendor is reviewed on a quarterly basis on parameters of quality, cost and delivery, and preference is given to vendors with TS 16949 certification. Through close coordination supported by our IT systems, we monitor quality performance in the field and implement corrections on an ongoing basis to improve the performance of our products, thereby improving customer satisfaction. We believe our extensive sales and service network has also enabled us to provide quality and timely customer service. We are encouraging focused initiatives at both sales and service touch points to enhance customer experience and strive to be the best in class, and we believe that the reach of our sales, service and maintenance network provides us with a significant advantage over our competitors. We ranked a clear second for the consecutive third year in the J.D. Power Asia Pacific 2019 India customer service index study score.

In our Passenger Vehicle segment, we received a strong response and accolades with 13 awards during the year.

No.	Media	Category	Product
1.	The Tech and Auto Awards	Design of the year	Tata Harrier
2.	Autoportal Best Car Awards	Most Stylish Car Award	Tata Harrier
3.	Autocar Awards	Manufacturer of the Year	Tata Harrier
4.	Car&Bike - Auto Expo Excellence Awards	Best Design	Tata Sierra Concept EV
5.	Motor Vikatan Awards	Best Design	Tata Harrier
6.	Flywheel Auto Awards	Best Design	Tata Harrier
7.	Quarter Mile Awards	Design of the year Premium SUV of the year	Tata Harrier
8.	Car India Awards	Design of the year	Tata Harrier
9.	Exhibit Auto Tech Awards	Disruptive Design of the Year Most Awaited Car of the Year	Tata Harrier
10.	Motorbeam Awards	Car Manufacturer of the Year	Tata Harrier
11. 12. 13.	MotorOctane Awards 2020 Jagran Hi Tech Awards 2019 Namaste Car Awards	Best Mid-level Premium Vehicle Best Update of the Year 2019 SUV of the year Car of the Year	Tata Harrier Tata Tiago Tata Harrier Tata Harrier

During Fiscal 2020, the TML CVBU won numerous awards, including:

ET NOW RETAILS AWARDS

No.	Award Category	Awarded Model/campaign
1.	CV of the Year	Tata Intra
2.	LCV Cargo Mover of the Year:	Tata Ultra T.7
3.	HCV Rigid Cargo of the Year	Tata Signa 4823 T
4.	Small People Mover of the Year	Tata 407/29 - 20 Seater
5.	ICV People Mover of the Year	Tata Ultra 9/9 Electric Bus
6.	Promising Debut of the Year	Tata Prima Lx 5530.S
7.	Social Media Campaign of the Year	Photo OK Please

APOLLO CV AWARDS

No.	Award Category	Awarded Model/OEM
1.	CV Maker of the Year	Tata Motors Limited
2.	SCV of the Year	Tata Intra V10/V20
3.	LCV cargo carrier of the Year	Tata Ultra T.7
4.	HCV Rigid Cargo Carrier of the Year	Tata Signa 4823.T
5.	ICV Tipper of the Year	Tata LPK 1212 HD FET

Jaguar and Land Rover has received over 200 awards from leading international motoring writers, magazines and opinion leaders during Fiscal 2020, reflecting the strength of its model line-up, design and engineering capabilities. A selection of recent awards is listed below.

Award	Model	Awarding Institution	Date
Best SUV	Jaguar I-PACE	Golden Steering Wheel	November 2019
World Green Car of the Year	Jaguar I-PACE	World Car of the Year Awards	April 2019
World Car Design of the Year	Jaguar I-PACE	World Car of the Year Awards	April 2019
World Car of the Year	Jaguar I-PACE	World Car of the Year Awards	April 2019

Environmental performance

Jaguar Land Rover’s strategy is to invest in products and technologies that are ahead of expected stricter environmental regulations and ensure that it benefits from a shift in consumer awareness of the environmental impact of their vehicles. Jaguar Land Rover’s environmental vehicle strategy focuses on developing new propulsion technology, overall vehicle weight reduction and reducing parasitic losses through the driveline. It has developed plug-in hybrid electric vehicle (“PHEV”) versions of the Range Rover and Range Rover Sport and PHEV variants of the Range Rover Evoque and Land Rover Discovery Sport, without compromising the vehicles’ off-road capability or load space.

Jaguar Land Rover uses aluminum and other lightweight materials to reduce overall vehicle weight and improve fuel and CO2 efficiency. For example, the Jaguar XE is the only vehicle in its class that uses an aluminium-intensive monocoque. Jaguar Land Rover plans to continue to build on this expertise and extend the application of aluminum construction as they develop a range of new products. The aluminum body architecture introduced on the Jaguar XE is also used in the lightweight Jaguar XF, Jaguar F-PACE and Range Rover Velar. The Land Rover Discovery and the all-new Land Rover Defender use the same lightweight architecture as the Range Rover and Range Rover Sport. Jaguar Land Rover is developing a new modular longitudinal architecture for future models.

Jaguar Land Rover has also developed more efficient powertrains and other related technologies. These include smaller and more efficient 2.0-Liter Ingenium diesel and gasoline engines (now available across the majority of its models range), as well as a new 6 cylinder 3.0-litre ingenium gasoline engine, stop-start, PHEVs and battery electric propulsion technologies. Jaguar Land Rover’s smaller and more efficient Ingenium diesel and gasoline engines, as well as the Range Rover, Range Rover Sport, Range Rover Evoque and Land Rover Discovery Sport PHEVs, alternative powertrains such as the Jaguar I-PACE battery electric vehicle and the further rollout of electrification across the model range are anticipated to contribute to improved environmental performance of our vehicles.

Jaguar Land Rover is also taking measures to reduce emissions, waste and the use of natural resources in all of its operations.

Mitigating cyclicality

The automobile industry is impacted by cyclicality. To mitigate the impact of cyclicality, we plan to continually strengthen our operations through gaining market share across different segments, and offering a wide range of products in diverse geographies. We also plan to continue to strengthen our business operations other than vehicle sales, such as financing of our vehicles, spare part sales, service and maintenance contracts, sales of aggregates for non-vehicle businesses, reconditioning of aggregates and sale of castings, production aids and tooling and fixtures in order to reduce the impact of cyclicality of the automotive industry.

Expanding our international business

Our international expansion strategy involves entering into new markets where we have an opportunity to grow and introduce new products to existing markets in order to grow our presence in such markets. Our international business strategy has already resulted in the growth of our international operations in select markets and chosen segments over the last five years. Based on our internal assessments, in recent years, we have grown our market share across various African markets such as Tanzania, Kenya, Uganda and Nigeria, in addition to strengthening our dominant market position in the South Asian markets of Bangladesh, Nepal and Sri Lanka based on data compiled by our country managers. In keeping with our strategy to enter and grow in new regions, we have focused on business in the ASEAN countries. We have also expanded our international presence through acquisitions and joint ventures. Our acquisition of Jaguar Land Rover significantly expanded our presence in overseas markets. Through Jaguar Land Rover, we offer products in the premium performance car and premium all-terrain vehicle categories with globally recognized brands, and we have diversified our business across markets and product categories as a result. We intend to build upon the internationally recognized brands of Jaguar Land Rover. The production of the Range Rover Evoque commenced at the China Joint Venture in October 2014 and went on general retail sale in China in February 2015. Production of the Discovery Sport was also added as the second vehicle to be manufactured at the China Joint Venture in Fiscal 2016, which went on general retail sale in November 2015. In September 2016, the long wheelbase Jaguar XFL went on sale followed by the long wheel base Jaguar XEL in December 2017. The E-PACE also went on sale in November 2017 and commenced sales from the China Joint Venture in September 2018. The all new Land Rover Discovery went on sale in February 2017 and the new Range Rover Velar went on sale in July 2017 with the refreshed 18 model year Range Rover and Range Rover Sport (including PHEV models) going on sale from November 2017. The multi award winning Jaguar I-PACE went on sale in June 2018 and the all new Evoque went on sale in February 2019. The new refreshed Jaguar XE was launched in March 2019 and the refreshed Land Rover Discovery Sport was revealed in May 2019 and was launched in China (through our China Joint Venture) in March 2020. The refreshed Jaguar F-TYPE was launched in December 2019 and the production of the all-new Land Rover Defender began in January 2020 at the manufacturing plant in Nitra, Slovakia, with first retail sales in March 2020. Plug-in hybrid versions of the Range Rover Evoque and the Land Rover Discovery Sport, supported by a new 1.5-litre 3-cylinder Ingenium petrol engine, were recently launched in April 2020.

During Fiscal 2008, we established a joint venture company to undertake manufacture and assembly operations in South Africa, which has been one of our largest export markets from India in terms of unit volume. The joint venture company, Tata Motors (SA) (Proprietary) Limited, commenced operations in July 2011. Currently, Tata Motors (SA) (Proprietary) Limited caters to the South African, Zambia and Mozambique markets and, in Fiscal 2020, sold 860 units.

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

Passenger Vehicle business landscape is seeing rapid transformation in the form of tightening emission norms, push towards electrification, enhanced disruptions from autonomous and connected technologies and as the aspiration levels of the Indian consumer continue to rise, requiring stepped up investments in contemporary products in a competitive market. We are taking steps towards subsidiarization of the PV business to secure mutually beneficial strategic alliances that provide access to products, architectures, powertrains, new age technologies and capital and is likely to optimize the operating cost base further into Fiscal 2021.

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

As part of our Project Charge and Project Charge+ programmes Jaguar Land Rover achieved GBP3.5 billion of cost and cash efficiencies as at March 31, 2020, with a further GBP1.5 billion saving targeted in the 12 months until March 31, 2021. We anticipate to have total savings of GBP5 billion under the Charge and Charge + programmes.

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

Expanding customer financing activities

Vehicles sales embedded with financing expedite purchases and sales. As part of our efforts to achieve this objective, we have teamed up within Tata Motors Group to introduce various consumer programs, which increases sales and improves consumer satisfaction. We are servicing consumers in more than 11,000 postal codes in the country through a network of 275 physical branches and digital presence. To facilitate increased sale and retention of clients, we have launched lifecycle products. Additionally, we also offer various customized funding solutions to dealers and vendors, thereby supporting the entire ecosystem.

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

Maintaining financial strength

Our cash flow from operating activities in Fiscal 2020 and Fiscal 2019 was Rs.266,329 million and Rs.188,890 million, respectively. Our operating cash flows are primarily due to implementation of cost reduction programs, and prudent working capital management. We have established processes for project evaluation and capital investment decisions with an objective to enhance our long-term profitability.

Leveraging brand equity

We introduced our Go to Market Excellence (“GTME”) initiative in Fiscal 2020 for our three product lines, MHCV, ILCV and buses with a varied approach suitable to the product segment and market. GTME is designed to improve lead generation, management and conversion through organized process and digital interventions. Our initiative integrates digital and human channels and capabilities to strengthen customer relationships continuously and meet the rising expectations of the industry. GTME started in Q2 of Fiscal 2019 in South India region for ILCV and MHCV where core sales and service processes were analyzed and re-designed to address the gaps with focus on setting up a scalable digitized process for market share and realization improvement. Presently GTME has been horizontally deployed across India to assist in shaping and digitizing our sales process.

In May 2019, the Company launched a market-leading vehicle Tata Intra in the new compact truck segment. Over 800 key customers, financiers and manufacturers witnessed the launch at Chennai which was covered widely in the national media. For our CV Passenger Vehicles, we displayed our promising range of buses including electric bus at Prawas 2019 and we showcased our ready-to-use fully-built vehicles in form of reefer range of trucks at the Cold Chain Industry Expo (Refcold 2019). Thousands of key stake holders from the industry and the ministry were present in both these events. The company launched the Saarthi Aaram Kendra on national highways to uplift the conditions of on-road commercial vehicle drivers by providing them driver rest area, canteens, doctor’s facility, vehicle service facility, driver training room amongst other things. This was done in association with Indian Oil Corporation Limited, the largest commercial oil company in the country.

Tata Motors Limited introduced its new range of BSVI vehicles at the Auto Expo 2020, a bi-annual auto show held in India which all leading Indian and international auto brands participate. Going beyond compliance, we have redesigned and re-engineered to bring in the new range of BSVI vehicles based on the strategy of product attribute leadership standing on four pillars - lower total cost of ownership, comfort, safety and connectivity. Built on the theme of Connected India, Tata Motors Limited was also awarded the best CV stall design at the Auto Expo 2020.

For pre-owned vehicles, Tata Motors Limited has a brand named TATA OK. Under this brand, we promote exchange of vehicles in the India market, for which customers can exchange a pre-owned vehicle and buy a new vehicle in similar segment. This helps us to retain our existing customers and also capture new customers.

We offer a variety of support products and services for our customers. In order to improve customer experience and business prospects of our BSVI vehicles, we have decided to upgrade ther connected vehicle solution on our existing connected vehicle platform. Our new connected vehicle solution aims to address the existing difficulties faced by customers in their trip management, fleet management and business management by improving efficiency and productivity through our cutting-edge automotive connectivity services. Our connected vehicle solution, which will be launched in phases, seeks to introduce new features, including connected diagnostics, maintenance module and ecosystem integration. Each of our BSVI MHCV vehicles will be assembled with a telematic control unit and equipped with the basic version of our connected vehicle solution.

Since 2019, Tata Motors Limited has increased emphasis on digitally-led work and campaigns as more and more semi-urban and rural customers adopt digital technology as a medium for their businesses. Our digital initiatives gained recognition in the industry, with more than 20 awards won in the last financial year.

We believe customers associate the Tata name with reliability, trust and ethical value, and that our brand name is gaining significant international recognition due to the international growth strategies of various Tata companies. The Tata brand is used and its benefits are leveraged by Tata companies to their mutual advantage. We recognize the need for enhancing our brand recognition in highly competitive markets in which we compete with internationally recognized brands. We, along with Tata Sons and other Tata companies, will continue to promote the Tata brand and leverage its use in India, as well as in various international markets where we plan to increase our presence. Supported by the Tata brand, we believe our product brands, such as the Tiago, Tigor, Tigor (EV), Altroz, Nexon, Nexon (EV), Harrier, Ace, Magic, Prima, Daewoo, Jaguar, Range Rover and Land Rover are highly regarded, which we intend to continue to nurture and promote.

Overview of Automotive Operations

We sold 961,463, 1,274,072 and 1,221,124 units worldwide in Fiscal 2020, Fiscal 2019 and Fiscal 2018, respectively, consisting of 485,511 units of Tata Commercial Vehicles and Tata Passenger Vehicles and 475,952 units (excluding wholesales from the China Joint Venture) of Jaguar Land Rover vehicles in Fiscal 2020. In terms of units sold, our largest market was India where we sold 448,614 and 693,756 units during Fiscal 2020 and Fiscal 2019, respectively (constituting 46.7% and 54.5% of total sales in Fiscal 2020 and Fiscal 2019, respectively), followed by North America, where we sold 135,766 units and 133,237 units in Fiscal 2020 and Fiscal 2019, respectively (constituting 14.1% and 10.5% of total sales in Fiscal 2020 and Fiscal 2019, respectively).

Our total sales worldwide (including international business sales, Jaguar Land Rover sales and excluding sales by our China Joint Venture) in Fiscal 2020, Fiscal 2019 and Fiscal 2018 are set forth in the table below:

Category	Year ended March 31
	2020		2019		2018
	Units	%	Units	%	Units	%
Passenger Cars	202,010	21.0%	286,730	22.5%	291,299	23.9%
Utility Vehicles	411,866	42.8%	460,056	36.1%	473,273	38.7%
Commercial Vehicles	347,587	36.2%	527,286	41.4%	456,552	37.4%

Total	961,463	100.0%	1,274,072	100.0%	1,221,124	100.0%

Tata Commercial Vehicles and Tata Passenger Vehicles

India is the primary market for Tata and other brand vehicles (including vehicle financing). During Fiscal 2020, Indian automotive sector was impacted by subdued demand, weak consumer sentiment, economic slowdown, impact in credit flows due to spillovers from the NBFC crisis and transition to BSVI. Other geographic markets were also affected by various macro and industry headwinds.

The following table sets forth our total sales worldwide of Tata Commercial Vehicles and Tata Passenger Vehicles:

Category	Year ended March 31
	2020		2019		2018
	Units	%	Units	%	Units	%
Tata Passenger Cars	137,924	28.4%	234,500	30.8%	219,274	32.4%
Tata Commercial Vehicles	347,587	71.6%	527,286	69.2%	456,552	67.6%

Total	485,511	100.0%	761,786	100.0%	675,826	100.0%

Please see Item 5.A “Operating and Financial Review and Prospects—Operating Results—Geographical Breakdown” for a breakdown of the Company’s total revenue by geographic market in Fiscal 2020, Fiscal 2019 and Fiscal 2018.

Of the 485,511 units sold overall in Fiscal 2020, the Company sold 448,614 units of Tata Commercial Vehicles and Tata Passenger Vehicles in India and 36,897 units outside of India, compared to 693,756 units and 68,030 units respectively in Fiscal 2019.

We maintained our leadership position in the Commercial Vehicle category in India, which was characterized by increased competition during the year. The Passenger Vehicle market also continued to be subject to intense competition.

The following table sets forth our market share in various categories in the Indian market based on wholesale volumes:

Category	Year ended March 31
	2020	2019	2018
Passenger Cars	4.2%	5.9%	6.2%
Utility Vehicles	5.6%	7.0%	4.6%
Medium and Heavy Commercial Vehicles	57.4%	55.0%	54.3%
Intermediate and Light Commercial Vehicles	47.2%	45.4%	44.9%
SCVs & Pickups	37.9%	40.1%	39.6%
CV Passenger Vehicles	40.9%	44.0%	45.3%
Total Four-Wheel Vehicles	12.7%	15.5%	14.1%

Source: Society of Indian Automobile Manufacturers Report and our internal analysis.

Passenger Vehicles in India

Industry-wide sales of Passenger Vehicles in India decreased by 17.3% in Fiscal 2020, compared to a 2.8% growth in Fiscal 2019, while Utility Vehicles sales remained flat during Fiscal 2020 as a result of weak consumer sentiment, rising cost of vehicle ownership, liquidity stress and general economy slowdown. Our Passenger Vehicle sales in India decreased by 37.4% to 131,796 units in Fiscal 2020 from 210,500 units in Fiscal 2019, due to macro headwinds impacting the industry and our focus on retail sales for seamless transition to BSVI. During Fiscal 2020, the Passenger Vehicle retail sales were 13% higher than Passenger Vehicle wholesales. For a smooth transition to BSVI, the Company focused on stock reduction through retail acceleration. We have achieved seamless transition to BSVI with our “New Forever” range.

Passenger Cars in India

We sold 71,719 units in the Passenger Cars category (Tata-brand vehicles in India) in Fiscal 2020, compared to 131,035 units in Fiscal 2019. In January 2020, we launched Altroz (a premium hatchback and the first model from ALFA platform) and we sold 8,412 units. Our market share for Passenger Cars in India was lower at 4.2% in Fiscal 2020, as compared to 5.9% in Fiscal 2019.

Utility Vehicles in India

In the Utility Vehicles category, we sold 60,077 units in Fiscal 2020, representing a decrease of 24.4% from 79,465 units in Fiscal 2019. Our market share of Utility Vehicles in India decreased and currently stands at 5.6% in Fiscal 2020, compared to 7.0% in Fiscal 2019.

Commercial Vehicles in India

Industry sales of Commercial Vehicles decreased by 30.0% to 726,762 units in Fiscal 2020 from 1,038,834 units in Fiscal 2019. Industry sales in the MHCVs segment has declined the most, by 51.9% at 132,272 units in Fiscal 2020, as compared to 274,750 in Fiscal 2019. Industry sales of ILCV reported a decrease of 29.0% to 89,066 units in Fiscal 2020, from 125,471 units in Fiscal 2019. Industry sales of SCV & Pickups reported a decrease of 20.2% to 411,352 units in Fiscal 2020, from 515,491 units in Fiscal 2019. Industry sales of CV Passenger reported a decrease of 23.6% to 94,072 units in Fiscal 2020, from 123,122 units in Fiscal 2019.

The sales of our Commercial Vehicles in India underperformed the industry with a decline rate of 33.4% to 312,267 units in Fiscal 2020 from 468,788 units in Fiscal 2019. Despite several challenges, through focused management efforts we achieved seamless transition into BSVI. As a result, our BSIV inventory in the ecosystem was near zero as at March 31, 2020.

MHCVs in India

Our sales in the MHCVs category in India decreased by 49.7% to 75,918 units in Fiscal 2020, as compared to sales of 151,004 units in Fiscal 2019. The decline was witnessed on account of higher capacity arising from axle load regulations, poor freight availability, falling freight rates, slowdown in the infrastructure developments, delayed payments to contractors, liquidity stress and overall sharp decline in the economy.

ILCVs in India

Our sales in the ILCVs in India segment decreased by 26.2% to 42,077 units in Fiscal 2020, from 57,015 units in Fiscal 2019. The ILCV industry in India declined mainly due to lack of replacement demand, slowdown in economy, liquidity constraints and decline in discretionary spending.

SCVs & Pickups in India

Our sales in SCVs & Pickups segment in India decreased by 24.6% to 155,790 units in Fiscal 2020 from 206,655 units in Fiscal 2019. The SCV segment is heavily dependent on the ‘First Time User’ category of customers and thus has been impacted due to the liquidity crunch, higher interest rates and difficulty in funding from the NBFCs.

CV Passenger Vehicles in India

Our sales in CV Passenger Vehicles segment in India decreased by 28.9% to 38,482 units in Fiscal 2020 from 54,114 units in Fiscal 2019, due to overall decline in industry volume.

Tata Commercial Vehicles and Tata Passenger Vehicles—Exports

International business has consistently expanded since its inception in 1961. We have a global presence in more than 46 countries, including Southern Asia, South Africa, Africa, Middle East, Southeast Asia and Ukraine. We market a range of products including MHCV trucks, LCV trucks, buses, pickups and small Commercial Vehicles.

Our overall sales in international markets decreased by 41.4% to 31,144 units in Fiscal 2020 as compared to 53,140 units in Fiscal 2019. Our top five export destinations for vehicles manufactured in India, were Bangladesh, Nepal, Sri Lanka, Kuwait and Tanzania, which accounted for 73% of the exports of Commercial Vehicles, while Nepal, Bangladesh, Tanzania, Bhutan and Sri Lanka were top 5 export destinations for Passenger Vehicles and accounted for 99% of exports of Passenger Vehicles. We intend to strengthen our position in the geographic areas we are currently operating in and explore possibilities of entering new markets with similar market characteristics to the Indian market. Commercial Vehicles exports were 29,664 units in Fiscal 2020, as compared to 51,119 units in Fiscal 2019. Global economic slowdown and liquidity crunch impacted the industry volumes across most of our major markets, for instance Southern Asia, Middle East and African markets witnessed a decline in volumes in Fiscal 2020 as compared to Fiscal 2019. Our market shares in almost all focus markets have either improved or sustained as compared to Fiscal 2019. We also corrected our distributor stocks which had built up due to the sudden drop in demand and completed many prestigious orders with major municipalities and government bodies across the globe. Passenger Vehicles exports were 1,480 units in Fiscal 2020, compared to 2,021 units in Fiscal 2019. 200 Units of Hexa were supplied to Bangladesh army.

TDCV, our subsidiary company which engages in the design, development and manufacturing of MHCVs, witnessed a decrease in overall sales by 22.2% to 5,190 units in Fiscal 2020 from 6,672 units in Fiscal 2019. In its domestic market (South Korea), TDCV’s sales decreased by 18.1% from 4,371 units in Fiscal 2019 to 3,581 units in Fiscal 2020, primarily due to lower industry volumes, aggressive discounting and marketing strategies of importers and impact of the COVID-19 pandemic in the fourth quarter of Fiscal 2020. The combined market share was 20.5% in Fiscal 2020 as compared to 21.1% in Fiscal 2019. The export market scenario continued to remain challenging in Fiscal 2020 due to factors such as continuing statutory regulations to reduce imports, global economic downturn and the COVID-19 pandemic which has adversely impacted overall sales. The export sales showed reduction of 30.1% from 2,301 units in Fiscal 2019 to 1,609 units in Fiscal 2020.

Tata Commercial Vehicles and Tata Passenger Vehicles—Sales and Distribution

Our sales and distribution network in India as at March 2020 comprised approximately over 5,528 touch points for sales and service for its Passenger Vehicles and Commercial Vehicles businesses. We use a network of service centers on highways and a toll-free customer assistance center to provide 24-hour roadside assistance, including replacement of parts, to vehicle owners.

We have customer relations management system, or CRM, at all of our dealerships and offices across the country, which supports users both at our company and among our distributors in India and abroad.

We market our Commercial Vehicles and Passenger Vehicles in several countries in Africa, the Middle East, South East Asia, South Asia, Australia, Latin America, Russia and the Commonwealth of Independent States countries. We have a network of distributors in all such countries, where we export our vehicles. Such distributors have created a network of dealers and branch offices and facilities for sales and after-sales servicing of our products in their respective markets. We have also stationed overseas resident sales and service representatives in various countries to oversee our operations in the respective territories.

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

Tata Commercial Vehicles and Tata Passenger Vehicles—Vehicle Financing

Through our wholly owned subsidiary TMFHL and its step down subsidiaries Tata Motors Finance Ltd (“TMFL”) and Tata Motors Finance Solutions Ltd (“TMFSL”), collectively referred to as “TMF group” we provide financing services to purchasers of our vehicles through independent dealers, who act as our agents for financing transactions, and through our branch network. TMF group disbursed Rs.150,290 million and Rs.219,930 million in vehicle financing during Fiscal 2020 and Fiscal 2019, respectively. During Fiscal 2020 and Fiscal 2019, approximately 30% and 26%, respectively, of our vehicle unit sales in India were made by the dealers through financing arrangements with Company’s captive financing subsidiary. As at March 31, 2020 and 2019, TMF group’s customer finance receivable portfolio comprised 624,354 and 577,399 contracts, respectively. TMF group follows specified internal procedures, including quantitative guidelines, for selection of the finance customers and assists in managing default and repayment risk in the portfolio. We originate all of the contracts through our authorized dealers and direct marketing agents with whom we have agreements. All of our marketing, sales and collection activities are undertaken through dealers or by TMF group.

TMFL securitizes or sells our finance receivables on the basis of the evaluation of market conditions and funding requirements. The constitution of these pools is based on criteria that are decided by credit rating agencies and/or based on the advice that we receive regarding the marketability of a pool. TMFL undertakes these securitizations of our receivables due from purchasers by means of private placement.

TMFL acts as the collection agent on behalf of the investors, representatives, special purpose vehicles or banks, in whose favor the receivables have been assigned, for the purpose of collecting receivables from the purchasers on the terms and conditions contained in the applicable deeds of securitization, in respect of which pass-through certificates are issued to investors in case of special purpose vehicles, or SPVs. TMFL also secures the payments to be made by the purchasers of amounts constituting the receivables under the loan agreements to the extent specified by rating agencies by any one or all of the following methods:

•	furnishing collateral to the investors, in respect of the obligations of the purchasers and the undertakings to be provided by TMFL;

•

furnishing, in favor of the investors, 15% of the future principal in the receivables as collateral, for securitizations done through Fiscal 2020, either by way of a fixed deposit or bank guarantee or subordinate tranche to secure the obligations of the purchasers and our obligations as the collection agent, based on the quality of receivables and rating assigned to the individual pool of receivables by the rating agency (ies); and

•	by way of over-collateralization or by investing in subordinate pass-through certificates to secure the obligations of the purchasers.

TMF Group also undertakes direct assignment where there is no support provided to the investors of the pool in the form of credit enhancement. TMF Group realigned its strategy in Fiscal 2020, by adopting the asset-lite model. It meant disbursing in the form of financial warehousing, subsequently curating the eligible assets for specific period and then selling to market participants which are mostly public and private sector banks by way of direct assignments.For further details, see Note 39(b) to our consolidated financial statements included elsewhere in this annual report on Form 20-F.

Jaguar Land Rover

Total wholesales of Jaguar Land Rover vehicles (excluding the China Joint Venture) with a breakdown between Jaguar and Land Rover brand vehicles, in Fiscal 2020 and Fiscal 2019 are set forth in the table below:

	Fiscal 2020		Fiscal 2019
	Units	%	Units	%
Jaguar	125,820	26.4%	153,757	30.3%
Land Rover	350,132	73.6%	354,138	69.7%

Total	475,952	100.0%	507,895	100.0%

In Fiscal 2020, Jaguar Land Rover wholesale volumes (excluding our China Joint Venture) were 475,952 units down 6.3%, compared to Fiscal 2019, and wholesale volumes of China Joint Venture were 49,450 units, reflecting a 13.9% decrease compared to the 57,428 units in Fiscal 2019. The decrease in wholesale volumes (excluding China Joint Venture) in Fiscal 2020 primarily reflects the decline in sales in the fourth quarter (a decrease of 20.3% as compared to Fiscal 2019) as a result of the COVID-19 pandemic. By region, Jaguar Land Rover wholesale volumes (excluding our China Joint Venture) were 135,766 in North America (an increase of 1.9% as compared to Fiscal 2019), but decreased in other regions at 14.2%, 8.8%, 7.3% and 4.6%, respectively in other overseas markets, Europe, the UK and China. Wholesale volumes recovered well in the 9 months to December 31, 2019 (an increase of 8.5% as compared to the same period in Fiscal 2019), before the COVID-19 pandemic impacted sales in the fourth quarter of Fiscal 2020. By model, the increase of sales in our all-new Range Rover Evoque (an increase of 44.2% year-on-year), the commencement of sales of our all-new Land Rover Defender and the award-winning Jaguar I-PACE (an increase of 2.0% year-on-year) were offset by the decline in sales of other models, including the Land Rover Discovery Sport.

Jaguar wholesale volumes were 125,820 units, down 18.2% compared to Fiscal 2019, with increased sales of the all-electric I-PACE (up 2.0% compared to Fiscal 2019), were offset by lower sales of other models.

Land Rover wholesale volumes were 350,132 units, down slightly 1.1% compared to Fiscal 2018, as significantly higher sales of the all-new Range Rover Evoque (an increase of 44.2% as compared to Fiscal 2019) and the start of sales of the all-new Land Rover Defender largely offset lower sales of other models.

Jaguar Land Rover’s Performance in Key Geographical Markets on a Retail Basis

Retail volumes (including retail sales from the China Joint Venture) in Fiscal 2020 declined by 12.1% to 508,659 units from 578,915 units in Fiscal 2019 with over two-thirds of that volume decline occurring in the fourth quarter as the COVID-19 pandemic impacted sales and the supply of vehicles across all regions.

United Kingdom

Industry vehicle sales fell 10.9% in Fiscal 2020 in the United Kingdom as diesel vehicle sales declined 28.5% year-on-year due to continued volatility in the run up to the general election in December 2019 and uncertainty related to Brexit and the subsequent transition period which is currently scheduled to end on December 31, 2020. Jaguar Land Rover retail volumes decreased by 9.6% to 106,612 units in Fiscal 2020 compared to 117,915 units in Fiscal 2019. By brand, Jaguar retails were 32,533 vehicles in Fiscal 2020, down 15.5% compared to 38,515 vehicles in Fiscal 2019, and Land Rover retails were 74,079 vehicles, down 6.7% compared to 79,400 vehicles in Fiscal 2019.

North America

Economic performance in North America weakened in Fiscal 2020, with interest rate reductions and monetary policy actions implemented to combat the economic impact of the COVID-19 pandemic, and industry vehicle sales down 3.9% year-on-year. Jaguar Land Rover retails also decreased, down 7.5% year on year, to 129,346 units in Fiscal 2020 compared to 139,778 units in Fiscal 2019. By brand, Jaguar retails were 30,095 vehicles in Fiscal 2020, down 18.1% compared to 36,768 vehicles in Fiscal 2019, and Land Rover retails, were 99,251, down 3.6% compared to 103,010 last year.

Europe

Economic growth in Europe was low in Fiscal 2020 due to the negative impacts of Brexit and rising protectionism with economic activity in the EU, including Germany and Italy. Further, uncertainty in diesel regulations, the reduction in subsidies for electric vehicles (notably in the Netherlands) have impacted our sales in Europe. Industry volumes in Europe were down 4.8% but Jaguar Land Rover retail sales declined further, down 16.1% year on year to 107,037 vehicles in Fiscal 2020 from 127,566 in Fiscal 2019, By brand, Jaguar retails were 35,335 vehicles in Fiscal 2020, down 28.6% compared to 49,474 vehicles in Fiscal 2019, and Land Rover retails were 71,702 in Fiscal 2020, down 8.2% compared to 78,092 vehicles in Fiscal 2019.

China

Economic growth continued to slow in China during Fiscal 2020 as weaker market conditions and trade tension with the US continued. Further, the COVID-19 pandemic has resulted in nationwide shutdown in China for most of the fourth quarter. As a result industry vehicle sales declined by 16.6% year-on-year however Jaguar Land Rover retail volumes (including sales from the China Joint Venture) decreased by less than the industry, down 8.9% (despite a strong recovery in the second and third quarter, with double digit year-on-year growth) to 90,124 units in Fiscal 2020 from 98,922 units in Fiscal 2019. By brand, Jaguar retails were 26,061 vehicles in Fiscal 2020, down 20.5% compared to 32,797 vehicles in Fiscal 2019, and Land Rover retails were 64,063 vehicles in Fiscal 2020, down 3.1% compared to 66,125 vehicles in Fiscal 2019.

Other Overseas markets

Conditions in other overseas markets remained challenging in Fiscal 2020 with bushfires in Australia, tensions and conflict in the Middle East, stagnant growth in Russia and the trade tensions between the US and China impacting sales in Asia (notably South Korea). Jaguar Land Rover’s retail volumes in other overseas markets decreased by 20.3% to 75,540 vehicles in Fiscal 2020 compared to 94,734 units in the Fiscal 2019. By brand, Jaguar retails were 16,569 vehicles in Fiscal 2020, down 26.8% compared to 22,644 vehicles in Fiscal 2019, and Land Rover retails were 58,971 vehicles in Fiscal 2020, down 18.2% compared to 72,090 vehicles in Fiscal 2019.

Jaguar Land Rover’s Sales and Distribution

As at March 31, 2020, Jaguar Land Rover distribute its vehicles in 124 markets for Jaguar and 128 markets for Land Rover globally. Sales locations for vehicles are operated as independent franchises. Jaguar Land Rover are represented in its key markets through its National Sales Companies (“NSC”) as well as third party importers. Jaguar and Land Rover have regional offices in certain select countries that manage customer relationships and vehicle supplies and provide marketing and sales support to their regional importer markets. The remaining importer markets are managed from the United Kingdom.

Jaguar Land Rover products are sold through a variety of sales channels: through its dealerships for retail sales; for sale to fleet customers, which include daily rental car companies, commercial fleet customers, leasing companies and governments. Jaguar Land Rover do not depend on a single customer or small group of customers to the extent that the loss of such a customer or group of customers would have a material adverse effect on its business.

As at March 31, 2020, Jaguar Land Rover global sales and distribution network comprised 23 NSCs, 77 importers, 2 export partners and 2,874 franchise sales dealers, of which 1,323 are joint Jaguar and Land Rover dealers.

Jaguar Land Rover — Competition

Jaguar Land Rover operates in a globally competitive environment and faces competition from established premium and other vehicle manufacturers who aspire to move into the premium performance car and premium SUV markets, some of which are much larger than they are. Jaguar vehicles compete primarily against other European brands such as Audi, Porsche, BMW and Mercedes Benz as well as Tesla. Land Rover and Range Rover vehicles compete largely against SUVs from companies such as Audi, BMW, Infiniti, Lexus, Mercedes Benz, Porsche, Volvo and Volkswagen.

Jaguar Land Rover — Seasonality

Jaguar Land Rover volumes are impacted by the biannual change in age related registration plates of vehicles in the United Kingdom, where new age related plate registrations take effect in March and September. This has an impact on the resale value of the vehicles because sales are clustered around the time of the year when the vehicle registration number change occurs. Seasonality in most other markets is driven by the introduction of new model year vehicles and derivatives. Furthermore, Western European markets tend to be impacted by summer and winter holidays, and the Chinese market tends to be affected by the Lunar New Year holiday in either January or February, the PRC National Day holiday and the Golden Week holiday in October. The resulting sales profile influences operating results on a quarter to quarter basis.

Other Operations

In addition to our automotive operations, we are also involved in other business activities, including IT services, machine tools and factory automation services. The Company’s revenue from other operations before inter-segment eliminations was Rs.30,376 million in Fiscal 2020, a decrease of 14.0% from Rs.35,324 million in Fiscal 2019. Revenues from other operations represented 1.2% of total revenues, before inter-segment eliminations, in Fiscal 2020 and Fiscal 2019.

IT Services

As of March 31, 2020, TML owned a 72.48% equity interest in our subsidiary, TTL. TTL, founded in 1994 and a part of the Tata Motors Group, provides product development IT services solutions for PLM and enterprise risk management (“ERM”) to automotive, aerospace, industrial heavy machinery and consumer durables manufacturers and their suppliers. TTL’s services include product design, analysis and production engineering, knowledge-based engineering, PLM, ERM and CRM systems. TTL also distributes, implements and supports PLM products from leading solution providers in the world, such as Dassault Systems and Autodesk.

TTL is headquartered in India with regional headquarters in the United States, the United Kingdom and Singapore. In Fiscal 2014, TTL acquired Cambric Corporation, an engineering services organization, to achieve greater domain expertise and presence in the industrial equipment sector. In Fiscal 2018, TTL acquired Escenda Engineering AB, a Sweden based design company to strengthen its offering to existing clients and expand its footprint in Scandinavian countries. TTL has a combined global workforce of around 8,623 professionals (including 923 contractors) serving clients worldwide from facilities in the North America, Europe, and Asia Pacific regions. As of March 31, 2020, TTL had 12 subsidiary companies and one joint venture, as well as offshore development centers in India, Thailand and Romania.

The consolidated revenues of TTL decreased by 3.1% in Fiscal 2020 to Rs.28,521 million (including sales to Tata Motors Limited and its consolidated subsidiaries) from Rs.29,422 million in Fiscal 2019, primarily due to overall slowdown in auto industry generally and particularly in China. TTL recorded profit after tax of Rs.2,516 million in Fiscal 2020, reflecting an increase of 28.7% over Rs.3,526 million in Fiscal 2019.

Research and Development

Our research and development focuses on developing and acquiring the technology, core competencies and skill sets required for the timely delivery of our envisaged future product portfolio with industry-leading features across our range of Commercial Vehicles and Passenger Vehicles. For the Passenger Vehicles product range, our focus is on design, driving pleasure and connected car technologies. For the Commercial Vehicle product range, our focus is on enhancing fuel-efficiency, minimizing the TOC and providing maximum overall value. We continue to endeavor to adopt technologies for our product range to meet the requirements of a globally competitive market. We have also undertaken programs for development of vehicles, which run on alternative fuels such as LPG, CNG, bio-diesel, electric-traction and hydrogen.

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

In Fiscal 2020, we played a leading role in proactively driving electric mobility in India. To build a sustainable future for India, we have been working collaboratively on various electric and hybrid vehicle solutions. As the only OEM with an end-to-end extensive product portfolio across its Passenger Vehicles and Commercial Vehicles businesses, we intend to play a complementary role in the smart cities of the future. From public transport to personal cars, from last-mile connectivity to bus rapid transit systems, from emergency response vehicles to commercial Utility Vehicles, from green and sustainable solutions to vehicles designed to amplify the driving experience, we strive to carry a product portfolio to connect the aspirations and needs of our customers. To build on an enabling ecosystem of sustainable technology, we have worked on zero emission electric variant of vehicles that have redefined the automotive landscape worldwide. We are also actively working on innovation by bringing ingenuity into the areas of vehicle engineering and development. We have developed a comprehensive approach to address the barriers and ‘Winning proactively in e-Mobility’. We have clearly prioritized our electric vehicles capabilities and today we are one of the frontrunners in this industry. We aim for our electric vehicle business to contribute 10-15% to our overall Passenger Vehicle business in the next 4-5 years.

Our focus on digitization, connectivity, automation and advanced regulations compliance is helping us deliver exciting innovations to our customers worldwide. On current product portfolio, we offer enhancements through an approach of modular architecture strategy, enhanced powertrain solution, light weighting and system efficiency improvement strategies. With a new vision set for the Company, by Fiscal 2024, we strive to become the most aspirational Indian auto brand, leading the industry by delivering superior financial returns, driving sustainable mobility solutions, exceeding customer expectations and creating highly engaged work force.

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

Looking at short lead time for BSVI implementation, we continued our focus on timely development and ensuring production readiness of BSVI products in the Indian market. It entailed migration of more than 20 engine platforms covering small commercial vehicles to heavy commercial vehicles, passenger cars, and utility vehicles covering gasoline, diesel and alternate fuel segments. A state-of-art advanced powertrain development center was commissioned in a record span of 15 months and the facility could be utilized for ongoing BSVI development. The compliance and sustenance of various legislations (including FE regulations in passenger vehicles, commercial vehicles and electric vehicles, BSIV new type approvals and noise levels) affecting existing products at BSIV level and with some limited launches in select segments continued as per business needs. BSVI in India is bringing the paradigm shift in emission control technology measures across vehicles segments in which Tata Motors Limited operates. Extensive class room and online trainings were developed and imparted across the value chain to ensure sufficient training is promoted for all employees. For our current product portfolio, the enhancements are offered through automated manual transmission, introduction of fuel efficient lube oil and higher drain intervals, improved filtration technology and connectivity solutions on platforms. The trend will continue as we implement value-added new launches and carry over products in BSVI regime as well. Enhanced fuel efficiency and thereby reduction in carbon footprint has been achieved through various powertrain as well as vehicle level measures. Simultaneous investments in production facilities upgrade, BSIV ramp down and BSVI ramp up strategy throughout supply chain was also effectively implemented. We have been at the forefront in the domain of electric vehicles (buses and cars) through launches demonstrated till date.

We monitor changes in regulatory and customer requirement scenarios. It responded to changes in regulations and market demands resulting from the CAFE standards for Passenger Cars (irrespective of fuel type including electric), increased axle load (assessment and recertification of all affected models and variants), and heavy duty fuel economy for 12 tons and above GVW diesel vehicles. We work to ensure the emission roadworthiness of its entire vehicle portfolio by investing significantly in design and development efforts, associated capital equipment and in infrastructure over BSVI program duration.

In passenger vehicles business, our continued efforts have translated into successful product launches and concept unveils. After launch of Tata Nexon, the first engineered and manufactured car in India car with 5-Star Global NCAP compliant for adult occupant protection and 3-Start for child occupant protection in Fiscal 2019, we marked our entry into the premium hatchback segment with the launch of Tata Altroz. Altroz is GNCAP 5 star rated car that enters the premium hatch category with BSVI ready powertrain. In addition, three fully refreshed BSVI ready cars - Tiago, Tigor, and Nexon along with the all New Harrier 2020 were launched in Fiscal 2020. Tata Harrier offers class leading performance with a host of design, technology and feature upgrade along with BSVI engine and automatic transmission.

In the electric vehicle portfolio, we added the Tata Nexon EV, an aspirational SUV for personal car buyers who are looking for a thrilling and connected drive experience with zero emissions. Tata Nexon is powered by the cutting-edge Ziptron technology, which offers performance with range of 312 km on a single charge as certified by ARAI. In addition it has fast charging capability, extended battery life and class leading safety features.

An updated version of the original segment defining SCV, the all New Tata Intra was launched with rugged and powerful compact truck range built on our new ‘Premium Tough’ design philosophy. We are one of the leading commercial vehicle brands in South Africa. We showcased two new variants, Ultra Plus 1418 and Ultra 814 AMT, enhancing the Ultra Platform range at Futuroad Expo, 2019 in Johannesburg, South Africa. The Ultra AMT 814 is a variant of the existing Ultra range of vehicles for discerning customers looking for ease of operations. The Ultra Plus 1418 is a completely new model complimenting the HCV range of Ultra offerings. We are one of the leading bus manufacturers in India. We showcased seven new public transportation vehicles at Prawaas 2019. A biennial event, Prawaas 2019 displayed new technologies, innovations, products and services in the passenger transportation domain in Navi Mumbai in July 2019. We displayed an extensive range of sustainable mobility solutions at the Auto Expo 2020, connecting India’s aspirations. Going beyond BSVI by showcasing a completely new range of passenger, electric and commercial vehicles this year. We unveiled the ‘HBX Show Car’, based on the ALFA Architecture and the ‘Sierra EV Concept’, Hexa Safari Edition, ‘Harrier 2020’, based on the OMEGA Architecture, Flagship SUV – the Gravitas. In Commercial Vehicles space, we unveiled the all-new Tata Winger and the Tata Prima facelift 5530.S.

With the customer at center of all initiatives, our Passenger Vehicle Business Unit ranked 2nd in the J.D. Power 2019 India Customer Service Index (Mass Market) Study.

During Fiscal 2020, we filed 86 patent applications and 89 design applications. In respect of applications filed in earlier years, 179 patents have been granted and 50 designs registered. Both filing and grant details include India and international jurisdictions.

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

Continuing the journey of excellence, we constantly adopted new technologies and practices in the digital product development domain to improve the product development efficiency. This has led to better front loading of product creation, validation and testing, which results in timely delivery and ensuring that new products are developed with lower cost impacts due to design change. Niche integration tools, systems and processes continue to be enhanced in the areas of CAx, Knowledge Based Engineering (“KBE”), Product Lifecycle Management (“PLM”), and Manufacturing Planning Management (“MPM”), for more efficient end-to-end delivery of the product development process. More than 250 automation and KBE application tools were developed and deployed across ERC, which has resulted into 7% improvement in the Productivity for the designers. EGURU product mobility application deployed at dealership are getting upgraded with BSVI details, which is helping dealership to impart a virtual showroom experience and explain the product features to the customer.

Machine learning based algorithms and application are introduced into various domains such as design, service, quality and manufacturing. Trained AI models help in prediction of warranty defect code based on investigation report using natural language processing, prediction of on field engine failure on the basis of test data from plant and service report.

Digital Manufacturing was used predominantly to validate the manufacturability of critical assembly operations in virtual environment for BSVI and new vehicle programs. Digitization of some of the critical business processes related to purchase and budgeting was accomplished with its online workflow and approvals. Specialized application for body fastener (weld spot, sealant) design developed and deployed for quick authoring and adaptation of changes in body engineering.

Based on the guidelines set for the company, the IoT platform is now built and deployed. The first programs implementing the connected vehicle features are completely supported on the same. This will drive the enhancement to vehicle connectivity further and also help the company to leverage data to provide better products and services to its customers. Continuing the journey of dimensions Management the company has progressed further to making it integral to the design and development process embedded into the core PLM supported by library of use cases and knowledge driven intervention to proactively address issues. Bots framework is further supplemented with the NLP based voice support and helping to drive the implementation further.

Model Based Systems Engineering approach is initiated for enhancing control on project delivery and cost.

Jaguar Land Rover’s research and development operations are built around state-of-the-art engineering facilities, test tracks, testing centers, design hubs and a virtual innovation center. Our ERC in India and Jaguar Land Rover’s engineering and development operations in the United Kingdom work to enhance the product development process and achieve economies of scale.

Jaguar Land Rover’s two primary design and development centers are equipped with computer-aided design and manufacturing and engineering tools configured to support a product development cycle plan. In recent years, Jaguar Land Rover has refreshed the entire Jaguar range under a unified concept and design language, and has continued to enhance the design of Land Rover’s range of all-terrain vehicles. The majority of Jaguar Land Rover’s products are designed and engineered in the United Kingdom. Jaguar Land Rover currently offers hybrid technology on some of its models such as the Range Rover, Range Rover Evoque and Land Rover Discovery Sport as well as their first battery electric vehicle, the Jaguar I-PACE. In addition to the development of electric vehicles, Jaguar Land Rover has also developed more efficient powertrains, including smaller and more efficient 2.0-Liter diesel and gasoline engines (now available across the majority of our model range), as well as the a 3.0-Liter 6 cylinder Ingenium petrol engine recently announced, to satisfy growing customer demand and to further improve the environmental performance of its vehicles. In June 2019, Jaguar Land Rover announced a collaboration with BMW to develop the next-generation Electric Drive Units to support the advancement of electrification technologies that will be installed in future Jaguar Land Rover vehicles and will be manufactured at the Engine Manufacturing Centre in the UK.

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

We own registrations for a number of trademarks, domain names and have pending applications for registration of these in India, as well as in other countries. The registrations mainly include trademarks for our vehicle models and other promotional initiatives. We use the Tata brand, which has been licensed to us by Tata Sons. We believe that establishment of the Tata word mark and logo mark in India and around the world is material to our operations. As part of our acquisition of TDCV, we have rights to the perpetual and exclusive use of the Daewoo brand and trademarks in South Korea and overseas markets for the product range of TDCV.

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

The principal materials and components required for use in Jaguar Land Rover vehicles are steel and aluminum, in sheet (for in-house stamping) or externally in pre-stamped form, aluminum castings and extrusions, iron and steel castings and forgings and items such as alloy wheels, tires, fuel injection systems, batteries, electrical wiring systems, electronic information systems and displays, leather-trimmed interior components such as seats, cockpits and doors, plastic finishers and plastic functional parts, glass and consumables (paints, oils, thinner, welding consumables, chemicals, adhesives and sealants), rare earth minerals and fuels. Jaguar Land Rover also requires certain highly functional components, such as axles, engines and gear boxes for its vehicles, which are mainly manufactured by strategic suppliers. We have purchase agreements for critical components, such as transmissions (ZF Friedrichshafen AG) and engines (Ford and Ford-PSA) The components and raw materials in Jaguar Land Rover cars include steel, aluminum, copper, platinum, palladium and a number of other commodities. Jaguar Land Rover has established contracts with certain commodity suppliers (e.g., Novelis) to cover its own and its suppliers’ requirements to mitigate the effect of price volatility and supply disruption. Special initiatives are also undertaken to reduce material consumption through value engineering and value analysis techniques.

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

Although Jaguar Land Rover has commenced the production of its own “in-house” four cylinder diesel and gasoline engines as well as the 6 cylinder 3.0-litre Ingenium gasoline engine, it currently continues to source some of its engines from Ford and the Ford-PSA Joint Venture on an arm’s-length basis. Supply agreements have been entered into with Ford as further set out below:

•

Long-term agreements have been entered into with Ford for technology sharing and joint development, providing technical support across a range of technologies focused mainly around powertrain engineering such that we may continue to operate according to our existing business plan. This includes the EuCD platform, a shared platform consisting of shared technologies, common parts and systems and owned by Ford, which is shared among Land Rover, Ford and Volvo cars.

•

Supply agreements, aligned to the business cycle plan and with different engines having different end-stop dates as of September 2020 to December 2020 at the latest, were entered into with Ford for (i) the long-term supply of engines developed by Ford, (ii) engines developed by us but manufactured by Ford and (iii) engines developed by the Ford-PSA Joint Venture. Purchases under these agreements are generally denominated in Euro and GBP.

Suppliers

We have an extensive supply chain for procuring various components. We also outsource many manufacturing processes and activities to various suppliers. Where this is the case, we provide training to the external suppliers.

Our associate company, Tata Auto Comp Systems Ltd., manufactures automotive components and collaborates with international manufacturers by setting up joint ventures with them.

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

Capital and Product Development Expenditures

Our capital expenditures totaled Rs.302,945 million and Rs.342,236 million during Fiscal 2020 and Fiscal 2019, respectively. Our capital expenditures during the past two fiscal years related primarily to new product development and capacity expansion for new and existing products to meet market demand as well as investments toward improving quality, reliability and productivity that are each aimed at increasing operational efficiency.

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

AMP 2026 envisages that the Government of India and the Indian automotive industry will work together to strengthen India’s position in the global automotive industry. AMP 2026 is intended to help the Indian automotive industry focus on its strengths and improve its competitiveness in selected segments, achieve the annual production target of Rs.1,616,000 crores to Rs.1,889,500 crores in terms of its size, and establish its “Right to Win” on the global stage.

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

Auto Fuel Vision and Policy 2025

The Ministry of Petroleum and Natural Gas formed an expert committee under the chairmanship of Shri Saumitra Chaudhuri, a member planning commission, on December 19, 2012. Its objective was to recommend auto fuel quality applicable through model year 2025. The committee in its draft report has recommended Bharat Stage IV compliant fuel across the country by 2017 and Bharat Stage V compliant fuel with 10 ppm of sulfur to be made available from 2020 onward. The draft report proposes nationwide Bharat Stage V emission standards for new four-wheelers from model year 2020 and for all four-wheelers from model year 2021. It also recommends BSVI emissions standards from model year 2024 onwards. In April 2014, the expert committee submitted its recommendations to the committee empowered by the Ministry of Petroleum and Natural Gas, which proposed the implementation of emission standards one year earlier than the expert committee’s recommendations, which would result in the implementation of Bharat Stage V emission standards starting in model year 2019 and BSVI emissions standards starting in model year 2023. However, in January 2016, the Government of India decided to implement the BSVI emission standards even earlier by skipping Bharat Stage V emission standards. As such, the BSVI standards will be made applicable from April 1, 2020 to all categories of vehicles across India. This two stage migration is going to be a huge challenge from developmental and capital expenditure investment perspectives.

FAME II Scheme

The Government of India announced the Faster Adoption and Manufacturing of Hybrid & Electric Vehicles in India Phase II (“FAME II”) scheme in March 2019. FAME II is proposed to be implemented over a period of three years from Fiscal 2020 to Fiscal 2022. This scheme, in furtherance of the National Mission on Electric Mobility 2020 (“NEMMP”), is intended to support PHEV, or xEV, market development and its manufacturing network to achieve self-sustenance and the scheme is proposed to be implemented through three areas: (i) demand incentives (ii) establishment of network of charging stations and (iii) administration of scheme including publicity, information, education and communication activities.

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

On and from the date of commencement of the Central Motor Vehicle (Amendment) Rules, 1993, every manufacturer must submit the prototype of every vehicle to be manufactured by it for testing by the Vehicle Research and Development Establishment of the Ministry of Defense of the Government of India, the Automotive Research Association of India, Pune, the Central Machinery Testing and Training Institute, Budni (MP), the Indian Institute of Petroleum, Dehradun, the Central Institute of Road Transport, Pune, the International Center for Automotive Technology, Manesar or such other agencies as may be specified by the central government for granting a certificate by that agency as to the compliance of provisions of the Motor Vehicles Act, and the CMV Rules.

The CMV Rules also require the manufacturers to comply with notifications in the Official Gazette, issued by Government of India, to use such parts, components or assemblies in the manufacture of certain vehicles according to standards specified by either the Automotive Industry Standards Committee or the Bureau of Indian Standards.

Emission and Safety in India

The Government of India, starting in April 2017, mandated Bharat Stage IV standards, which are equivalent to Euro IV standards, for all vehicles across India. All categories of our vehicles manufactured were compliant with Bharat Stage IV standards. Bharat Stage VI standards will be applicable across the country starting April 1, 2020. All categories of our vehicles currently manufactured are compliant with Bharat Stage VI standards.

The Supreme Court of India in its judgement, dated October 24, 2018, directed that no motor vehicle conforming to the emission standards of BSIV shall be sold or registered in the entire country with effect from April 1, 2020. Hence, our product plan, migration, manufacturing and product launches have been synchronized to fulfill these requirements.

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

Light, Medium and Heavy Duty Fuel-Efficiency Norms

The Ministry of Power issued the final notification for Heavy Duty Fuel-Efficiency Norms for Diesel Vehicles of categories M3 and N3 with GVW of 12T and above. Every vehicle of the specified categories must meet fuel-efficiency targets mentioned in notification based on constant speed fuel consumption tests conducted at 40 km/h and 60 km/h. Phase 1 is applicable starting April 1, 2018 for vehicles complying with BS4 emission standards and Phase 2 will be applicable from April 1, 2021 for vehicles complying with BSVI emission standards. However, in absence of notification from the Ministry of Road Transport and Highways (“MoRTH”), the norms have never been implemented. Therefore, in June 2019, Ministry of Power has decided to implement Phase 1 of Heavy Duty Fuel Efficiency Norms from April 1, 2020, however final notification from MoRTH is still awaited for implementation of such norms.

Fuel Efficiency Norms for Light and Medium Duty vehicles having gross vehicle weight ranging from 3.5T to 12T was notified by Ministry of Power in July 2019. The notification is applicable with effect from April 1, 2020, however final notification from MoRTH is still awaited for implementation of such norms.

Crash and other safety requirements for Motor Vehicles

India has a well-established regulatory framework administered by the MoRTH. Recently, the Government of India has embarked on a wide ranging program to institute standardized safety features for a variety of motor vehicles. Crash safety requirements, such as full frontal, offset frontal and lateral impact, have been made mandatory for all new models starting October 1, 2017 and from October 1, 2019 for all existing models of vehicle categories as specified in the individual standards. A pedestrian compliance program has been instituted for all new models from October 1, 2018 and for all existing models from October 1, 2020. Passenger Vehicles (M1 Category) have been mandatorily equipped with additional safety features such as driver airbag, safety belt reminders for driver and co-driver, reverse parking alert system, speed alert system and manual override for central locking system from July 1, 2019 onwards. Also the provisioning of child lock system has been prohibited in M1 transport category vehicles from July 1, 2019.

Anti-lock braking system (“ABS”) has been mandated for all M1 and M2 category Passenger Vehicles starting April 1, 2018 and April 1, 2019, for new models and existing models, respectively. The Government of India has also mandated advanced braking requirements for all motor vehicles which would become applicable progressively from 2021 onwards. The revised anti-lock braking requirements for M2, M3, N3 and N2 (for vehicles meant for the carriage of hazardous goods and LPG) will be applicable from April 1, 2021 for new models and April 1, 2022 for all models. The revised braking requirements for all category of vehicles will be applicable from April 1, 2021 for new models and April 1, 2022 for all models.

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

Additionally, the MoRTH has also mandated the compliance with the Truck Body Code for all N2, N3 category vehicles in two phases (Phase I and Phase II) from October 1, 2018 and October 1, 2019, respectively. However drive away chassis without cabins built by OEMs are exempted till March 31, 2020. The MoRTH has also mandated compliance with advanced requirements for fully-built buses manufactured on and after April 1, 2019 supplied by OEM body builders. This calls for compliance to requirements such as acceleration, NVH limits, multiplexing for wiring harness and fitment of fire detection and suppression systems. The reverse parking alert system for all buses and trucks including small Commercial Vehicles has been mandated from April 1, 2020. Many revised standards are now being mandated for various component and system level requirements such as fuel tanks, mirrors, light signaling devices, steering gears and effort, retro reflective devices, Safety Glazing in Fiscal 2019 and Fiscal 2020. Also, MoRTH has mandated the fitment of high security registration plates by the vehicle manufacturer and dealers on all motor vehicles manufactured on or after April 1, 2019.

TML is working toward meeting all applicable regulations which we believe are likely to come into effect in various markets in the near future. We believe our vehicles also comply with the various safety regulations in effect in the other international markets where we currently operate.

India is a signatory to the 1998 UNECE Agreement on Global Technical Regulations and has voted in favor of all eleven global technical regulations (“GTRs”). TML works closely with the Government of India to participate in WP 29 World Forum for Harmonization of Vehicle Regulations activities.

The Motor Vehicle (Amendment) Act 2019 has been published on August 9, 2019. This act addresses vehicle recalls, road safety, traffic management and accident insurance, among other matters. The act imposes civil and criminal liability on manufacturers selling vehicles in contravention of the standards specified in the act, or required by the government to recall their vehicles. The act also proposes the creation of the National Road Safety Board to provide advice to the central and state governments on all aspects of road safety and traffic management.

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

Environmental Regulations

Our manufacturing units must ensure compliance with various environmental statutes. Significant statutes for our business include the Water (Prevention and Control of Pollution) Act, 1974 and the Rules thereunder, the Air (Prevention and Control of Pollution) Act, 1981 and the Rules thereunder, the Environment Protection Act, 1986 and the Rules thereunder and the Hazardous and Other Wastes (Management and Transboundary Movement) Rules, 2016. The basic purpose of these statutes is to control, abate and prevent pollution. In order to achieve these objectives, PCBs, which are vested with diverse powers to deal with water and air pollution and hazardous waste disposal, have been set up in each state. The PCBs are responsible for establishing standards environmental quality and regulating industries through the issue of ‘Consent to Establish’, ‘Consent to Operate’ and ‘Hazardous Waste Authorisation’ and undertaking inspection of industries to ensure that units or plants are functioning in compliance with the standards prescribed therein. These authorities also have the power of search, seizure and investigation. All of our manufacturing plants are either in possession of current, valid Consents to Operate and Hazardous Waste Authorizations or are in the process of renewing the same from the respective PCBs of the states where they operate. Other key regulations applicable to our Plants include the Batteries (Management and Handling) Amendment Rules, 2010. The Plastic Waste Management Rules 2016, the Bio-Medical Waste (BMW) Management Rules 2016, e-waste Management Rules-2016, and the Construction and Demolition (C&D) Waste Management Rules 2016. We ensure that all prescribed standards are followed for control of pollution and management of waste and we have made significant investments toward pollution control and environmental protection at our manufacturing Plants.

The Environmental Impact Assessment Notification, 2006 and its amendments (the “EIA”) govern the process of granting ‘Environmental Clearance’ to certain projects which are specified in the Schedule to the Rules. All of our manufacturing plants have obtained environmental clearances for specific projects in the past as and when mandated.

The Ministry of Environment, Forests and Climate Change (“MoEFCC”) has recently published a draft notification on March 23, 2020, titled The EIA Notification, 2020. We have submitted our comments and suggestions to MoEFCC on the Draft Notification. The Government of India intends to regulate end of life vehicles (“ELVs”), which would be applicable to Passenger Cars and two wheelers. The authorized collection and dismantling centers would be equipped to handle Commercial Vehicles as well. The purpose of the ELV policy is to remove vehicles that are endangering the environment and public safety.

The Central Pollution Control Board has formulated the draft guidelines for environmentally sound management of end-of-life vehicles for implementation on the principle of shared responsibility that mandates the specific roles for the stakeholders in the EV value chain which includes government authorities, manufacturers, recyclers, dealers, intermediaries, insurers and consumers.

Recently MoRTH has also issued the draft guidelines for setting up, authorization and operation of Authorized Vehicles Scrapping Facility in the country. These guidelines are notified for the safe and regulated disposal of above mentioned vehicles for protection of the environment and promotion of a legally compliant vehicle dismantling and scrapping industry.

Regulation of Imports and Exports

Regulation of quantitative restrictions on imports into India were liberalized with effect from April 1, 2001, pursuant to India’s World Trade Organization obligations, and imports of capital goods and automotive components were placed under the open general license category.

Automobiles and automotive components may, generally, be imported into India without a license from the Government of India subject to their meeting Indian standards and regulations, as specified by designated testing agencies. As a general matter, cars, UVs and SUVs in completely built up (“CBU”), condition may be imported at 60% basic customs duty. However, cars with cost, insurance and freight value of more than US$40,000 or with engine capacities greater than 3,000 cubic centimeters for petrol variants and 2,500 cubic centimeters for diesel variants or with both, may be imported at a 100% basic customs duty. Commercial Vehicles may be imported at a basic customs duty of 40% and components may be imported at a basic customs duty ranging from at 15% to 7.5%.

MoRTH issued the final notification regarding the acceptance of international standards (such as the United Nation Economic Commission for Europe (the “ECE”) or Japan) for direct import of CKD units without any need of domestic type approval by amending provisions of CMV Rules 92 and 126. Under the modified rules, the compliance of such part, component or assembly shall be deemed to be established for the purpose of CMV Rules 124 and 126. Also vehicle manufacturer can import unused RHD CBUs or CKDs directly or through their authorized representative, up to 2500 units of M1 and up to 500 units of other categories of vehicles annually, compliant with the international standard (such as the ECE or Japan) without any need for domestic CMV Rules Type Approval for Sales and Registration.

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

Economic Stimulus Package and Incentives

The Government of India launched the National Electric Mobility Mission Plan to encourage reliable, affordable and efficient electric vehicles that meet consumer performance and price expectations. Through collaboration between the government and industry for promotion and development of indigenous manufacturing capabilities, required infrastructure, consumer awareness and technology, the NEMMP aims to help India to emerge as a leader in the electric vehicle market in the world by 2020 and to contribute towards national fuel security.

Furthermore, MoRTHs and the Bureau of Energy Efficiency in India finalized labeling regulations for the M1 category of vehicles, which includes Passenger Vehicles with nine seats or fewer.

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

The GST rates together with the GST compensation cess rates applicable to vehicles as of March 31, 2020 are listed below:

Commodity	GST Rate	GST Comp. Cess Rate
Small Cars (Diesel)	28%	3%
Small Cars (Gasoline)	28%	1%
Motor Vehicles for transport of 10 to 13 persons incl. driver	28%	15%
Motor vehicles for transport of more than 13 persons	28%	—
Chassis fitted with engine for transport of more than 13 persons	28%	—
Chassis fitted with engine for trucks	28%	—
SUVs and UVs	28%	22%
Car—Motor vehicle of engine capacity not exceeding 1500cc	28%	17%
Motor vehicle of engine capacity exceeding 1500 cc and other than SUV	28%	20%
Truck	28%	—
Electrically operated vehicles (any type)	5%	—

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

Greenhouse gas / CO2 / fuel economy legislation

Current legislation in Europe limits Passenger Car fleet average greenhouse gas emissions to 95 grams of CO2 per kilometer for all new cars from 2020. Different targets apply to each manufacturer based on their respective fleets of vehicles and average weight. Jaguar Land Rover has been granted a derogation by the European Commission Secretariat General under Regulation (EC) No. 443/2009 Article 11(4) from the weight based target requirement available to small volume and niche manufacturers. As a result, Jaguar Land Rover is permitted to reduce emissions by 45% from 2007 levels rather than meeting a specific CO2 emissions target.

Jaguar Land Rover had an overall 2016-2019 target of an average of 178.0 grams of CO2 per kilometer for our full fleet of vehicles registered in the European Union. In 2018, under provisional EU data our fleet delivered 155.1 grams of CO2 per kilometer, well below the mandated target.

In 2019, the European Union has regulated target reductions for 95% of a manufacturer’s full fleet of new passenger cars registered in the European Union in 2020 to average 95 grams of CO2 per kilometer, rising to 100% in 2021. The new rule for 2020 contains an extension of the niche manufacturers’ derogation and permits us to reduce our emissions by 45% from 2007 levels, which enables us to have an overall target of 132 grams of CO2 per kilometer. The 2018 EU CO2 legislation extended the Niche Volume Derogation facility out to then end of 2028.

In 2019, the European Union has regulated target reductions for 95% of a manufacturer’s full fleet of new passenger cars registered in the European Union in 2020 to average 95 grams of CO2 per kilometer, rising to 100% in 2021. The new rule for 2020 contains an extension of the niche manufacturers’ derogation and permits us to reduce our emissions by 45% from 2007 levels, which enables us to have an overall target of 132 grams of CO2 per kilometer. The 2018 EU CO2 legislation extended the Niche Volume Derogation facility out to then end of 2028.

In the United States, both CAFE standards and greenhouse gas emission standards are imposed on manufacturers of passenger cars and light trucks. The federal CAFE standards for passenger cars and light trucks was set in 2011 by the NHTSA to meet an estimated combined average fuel economy level of 54.5 miles per US gallon for 2025 model year vehicles achieved by a 3.5% 5% year-on-year fuel consumption reduction from model year 2016. Meanwhile, the Environmental Protection Agency (“EIA”) had set an average greenhouse gas emissions target from passenger cars, light trucks and medium duty passenger vehicles at 163 grams per mile in model year 2025 (equivalent to the CAFE 54.5 miles per US gallon if achieved exclusively through fuel economy standards).

However, in April 2018, the EPA announced that the model years 2022 through 2025 emission standards are not appropriate given challenges to technology and the strain on investors. The EPA stated that it planned to harmonize the greenhouse gas emission standards and the CAFE standards without explicitly stating what those changes would be. This harmonization of standards on a national scale could significantly rollback CAFE standards and climate change rules will be rolled back significantly. Any such roll back is highly likely to in turn become subject to challenge. In August 2018, a Notice of Proposed Rule Making (“NPRM”) was issued proposing flat lining of emissions targets for model years 2021-2026 at model year 2020 target levels as well as detailed changes to “flexibilities”. Automotive manufacturers had 60 days to respond to the NPRM in which the industry supported a half way compromise between the current standards and the NPRM proposal. Any potential benefit to us in rolling back CAFE standards may be counter balanced by the current U.S. presidential administration’s possible changes to laws and policies governing international trade and potential additional tariffs and duties on foreign vehicle imports.

Although the State of California has been empowered to implement more stringent greenhouse gas emission standards, it has, so far, elected to accept the existing U.S. federal standards for compliance with the state’s own requirements. In November 2012, the California Air Resources Board (“CARB”) accepted the federal standard for vehicles with model years 2017 to 2025 for compliance with the state’s own greenhouse gas emission regulations via the “deemed to comply” mechanism. Through the coordination of the National Program with the CARB’s standards, automakers can seek to build one single fleet of vehicles across the United States that satisfies all requirements, and consumers can continue to have a full range of vehicle choices that meet their needs.

However, in September 2019, the US federal government revoked California’s right to set its own standards that require stricter air pollution rules than the federal government requires. California immediately moved to challenge the revocation in court and is looking to move forward with other stringent emission regulations for vehicles, including the Zero Emission Vehicle regulation, (“ZEV”), which requires manufacturers to increase their sales of zero emissions vehicles year-on-year, up to an industry average of 22% of vehicles sold in the state by 2025. The precise sales required in order to meet a manufacturer’s obligation in any given model year depend on the size of the manufacturer and the level of technology sold (for example, transitional zero emission technologies, such as plug-in hybrids, can account for at least a proportion of a manufacturer’s obligation, but these technologies earn compliance credits at a different rate from pure zero emissions vehicles). Other compliance mechanisms are available under ZEV, such as banking and trading of credits generated through the sale of eligible vehicles. The final rule that emerges from the NPRM process and the outcome of the dispute between the State of California and the US federal government over California’s ability to adopt separate, stricter emission standards may affect our sales in the US although the ultimate impact cannot be determined at present.

In addition, many other markets have employed similar greenhouse gas emissions standards, including Brazil, Canada, China, India, Japan, Mexico, Saudi Arabia, South Korea, Switzerland and, recently, Taiwan, each with different target mechanisms, targets, timing, requirements, compliance penalties and regulatory flexibilities.

We are fully committed to meeting all of these standards. Local excise tax initiatives are a key consideration in ensuring our products meet customer needs for environmental footprint and cost of ownership concerns as well as continued access to major city centers (such as London and Paris’ Ultra Low Emission Zones and similar low emissions areas being contemplated in other major urban centers).

Non-greenhouse gas emissions requirements

The European Union has adopted Euro 6, the latest in a series of more stringent standards for emissions of other air pollutants from passenger and light commercial vehicles, such as NOx, carbon monoxide, hydrocarbons and particulates. These standards have been tightened again by the Euro 6d Temp standard, which incorporates the introduction of Real Driving Emissions (“RDE”) as a complement to laboratory testing to measure compliance. As a first step, manufacturers are required to reduce the discrepancy between laboratory compliance values and RDE procedure values to a conformity factor of a maximum of 2.1 (110%) for all models from September 2017 for passenger cars and from September 2018 for new light commercial vehicles. Following that, manufacturers will be required to reduce this discrepancy to a conformity factor of a maximum of 1.43 (43%) by January 2020 for new models of passenger cars and by January 2021 for new models of light commercial vehicles.

In 2017 and 2018, there was a move to the new WLTP in Europe, with changes made in September 2018, to address global concerns on more customer correlated fuel economy certified levels as well as air quality concerns. Other markets will likely adopt similar requirements. All programmes are fully engineered to enable the adoption of these new requirements.

In California, the Low Emission Vehicle 3 (“LEV3”) regulations and ZEV regulations place strict limits on emissions of particulates, NOx, hydrocarbons, organics and greenhouse gases from passenger cars and light trucks. These regulations require ever-increasing levels of technology in engine control systems, on-board diagnostics and after treatment systems affecting the base costs of our powertrains. California’s LEV3 and ZEV regulations cover model years 2015 to 2025. Additional stringency of evaporative emissions also requires more-advanced materials and joints solutions to eliminate fuel evaporative losses, all for much longer warranty periods (up to 150,000 miles in the United States).

In addition, the Tier 3 Motor Vehicle Emission and Fuel Standards issued by the EPA in April 2014 established more stringent vehicle emissions standards broadly aligned to California’s LEV3 standards for 2017 to 2025 model year vehicles.

While Europe and the United States typically lead the implementation of these emissions programmes, many other nations and states typically follow on with adoption of similar regulations two to four years thereafter. For example, China’s Stage IV targets a national average fuel consumption of 5.0L/100km by 2021 and a Stage V national average fuel consumption of 4.0L/100km by 2025. In response to severe air quality issues in Beijing and other major Chinese cities, the Chinese government will adopt more stringent emissions standards known as China 6, which is broadly aligned to California LEV3 levels.

To comply with the current and future environmental norms, we may have to incur substantial capital expenditure and research and development expenditure to upgrade products and manufacturing facilities, which would have a material and adverse impact on our cost of production and results of operations.

Noise legislation

The European Commission adopted rules, which apply to new homologations from July 2016, to reduce noise produced by cars, vans, buses, coaches and light and heavy trucks. Noise limit values would be lowered in two steps of each two A-weighted decibels for vehicles other than trucks, and one A-weighted decibel in the first step and two in the second step for trucks. Compliance would be achieved over a ten-year period from the introduction of the first phase.

Vehicle safety legislation

Our products are certified in all markets in which they are sold and compliance is achieved through vehicle certification in respective countries. Many countries use, and in many instances adopted into their own regulatory frameworks, the regulations and technical requirements provided through the United Nations Economic Commission for Europe (“UN-ECE”) series of vehicle regulations.

Vehicles sold in Europe are subject to vehicle safety and environmental regulations established by both the European Union and by individual member states, if any. Following the incorporation of the United Nations standards commenced in 2012, the European Commission requires new model cars to have electronic stability control systems and has introduced regulations relating to low-rolling resistance tyres, tyre pressure monitoring systems and requirements for heavy vehicles to have advanced emergency braking systems and lane departure warning systems. The latest mandatory measures include safety belt reminders for more that the driver seat, electric car safety requirements, easier child seat anchorages, tyre pressure monitoring systems and gear shift indicators.

NHTSA issues Federal Motor Vehicle Safety Standards covering a wide range of vehicle components and systems such as occupant protection, seatbelts, brakes, windshields, tyres, steering columns, displays, lights, door locks, side impact protection and fuel systems. NHTSA has recently added, in addition to the technical requirements United States Federal Motor Vehicle Safety Standard (“FMVSS”) requirements, voluntary agreements relating to autonomous emergency brake system installation and rear seat reminder systems.

Failure to meet product regulated requirements in any jurisdiction will likely require some form of product recall to remedy the compliance failure. The financial cost and impact on consumer confidence of such recalls can be significant depending on the nature of the deficiency, repair required and the number of vehicles affected. The different standards applicable across the territories or countries increase the cost and complexity of designing and producing vehicles and equipment.

Regulations continue to evolve, there are methods and processes in place to monitor regulatory developments and ensure these are captured, internally communicated and design and engineering completed which consider all regulated requirements.

On June 22, 2017, we filed a noncompliance report after determining that approximately 126,127 Jaguar vehicles do not fully comply with FMVSS No. 135, Light Vehicle Brake Systems, as the brake fluid warning statement label on the subject vehicles is not permanently affixed as required. Instead, we installed a label that fits over the neck of the brake fluid reservoir that can be removed when the brake fluid reservoir cap is removed. On July 20, 2017, we petitioned the NHTSA for a decision that the subject noncompliance is inconsequential as it relates to motor vehicle safety for the following reasons, among others:

•	The installed label will not fall off or become displaced during normal vehicle use or operation.

•	The installed label is only able to be removed when the brake fluid reservoir cap is displaced which, based on routine maintenance schedules, is once every 3 years in service.

•	We have not received any customer complaints on this issue.

•	There have been no accidents or injuries as a result of this issue.

•	Vehicle production has been corrected to fully conform, with a new filler cap.

In April 2019, NHTSA granted the above mentioned petition.

NHTSA continue to raise enquiries relating to reports of product safety matters. More recently, NHTSA has been actively reviewing post recall remedy issues through their recall query process. In June 2019, NHTSA requested information relating to reports of fuel leaks from the fuel tank outlet flange or dust cover. All NHTSA enquiries are published and are in the public domain.

While vehicle safety regulations in Canada are similar to those in the United States, many other countries have different requirements. The differing requirements among various countries create complexity and increase costs such that the development and production of a common product that meets the country regulatory requirements of all countries is not possible. Global Technical Regulations, (“GTRs”), developed under the auspices of the United Nations, continue to have an increasing impact on automotive safety activities, as indicated by European Union legislation. In 2008, GTRs on electronic stability control, head restraints and pedestrian protection were each adopted by the United Nations World Forum for the Harmonisation of Vehicle Regulations, and are now in different stages of national implementation. While global harmonization is fundamentally supported by the automobile industry in order to reduce complexity, national implementation may still introduce subtle differences into the system.

The effect of Brexit on vehicle certification and type approval in the United Kingdom and European Union is clear and implementation of the changes required to accommodate this have now been completed. The European Union has issued regulation to facilitate a transition from the current 28 member state system permitting transfer to one of the remaining member state approval authorities. The UK Government has introduced legislation allowing proof of compliance from the European Union to be accepted in the United Kingdom for a limited period of time whilst the United Kingdom implements its system of vehicle certification and type approval.

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

Export Promotion Capital Goods

Since Fiscal 1997, we have benefited from participation in the Export Promotion Capital Goods Scheme (the “EPCG Scheme”), which permits us to import capital equipment under a special license at a substantially reduced customs duty. Our participation in this scheme is subject to us fulfilling an obligation to export goods manufactured or produced by the use of capital equipment imported under the EPCG Scheme to the value of a multiple of the cost plus insurance and freight value of these imports or customs duty saved over a period of 6 and 8 years from the date of obtaining the special license. We currently hold 35 licenses (excluding redeemed licenses) which require us to export our products of a value of approximately Rs.43.53 billion between the years 2016 to 2026, and we carefully monitor our progress in meeting our incremental milestones. After fulfilling some of the export obligations as per provisions of foreign trade policy, as of March 31, 2020, we have remaining obligations to export products worth approximately Rs.24.09 billion by March 2026. In the event that the export obligation under the EPCG Scheme is not fulfilled, we would have to pay the differential between the reduced and normal duty on the goods imported along with interest. In view of our past record of exceeding our export milestones, and our current plans with respect to our export markets, we do not currently foresee any impediments to meeting our export obligation in the required time frame.

Legal Proceedings

In the normal course of business, we face claims and assertions by various parties. We record a liability for all claims where a potential loss is probable and capable of being estimated. We disclose such matters in our financial statements if they are material. We disclose potential losses that are considered reasonably possible but less than probable in our financial statements. However, we do not record a liability in our financial statements unless the loss becomes probable. If certain new developments arise, such as a change in law or a ruling against us, we may need to make provisions in our financial statements, which could adversely impact our reported financial condition and results of operations. If we are required to pay all or a portion of a significant claim, there could be a material adverse effect on our business and profitability. Certain claims that are above Rs.200 million are described in Note 37 to our consolidated financial statements included in this annual report on Form 20-F. Certain claims that are below Rs.200 million pertain to indirect taxes, labor and other civil cases. Other claims against us pertain to motor accidents in India involving vehicles that were damaged in accidents while being transferred from our manufacturing plants to regional sales offices, product liability claims and consumer complaints. Some of these other claims relate to the replacement of vehicles parts and/or compensation for deficiencies in services provided by us or our dealers.

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

The appeal is ongoing, and the timeline for its resolution is uncertain and the result is uncertain. In Fiscal 2015, our management made a provision for carrying the capital cost of buildings at Singur amounting to Rs.3,098.8 million, excluding other assets (such as electrical installations) and expenses written off or provided in earlier years, security expenses, lease rent and claim for interest on the whole amount (including Rs.3,098.8 million).

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

In April 2019, the Delhi High Court directed the petitioners to approach the National Company Law Appellate Tribunal (“NCLAT”) for further deliberation on the merits. TML has filed a special leave petition before the Supreme Court of India challenging the Delhi High Court’s order, which was admitted by the Supreme Court of India. The Supreme Court of India has also continued the stay on recovery of the penalty imposed by the CCI. Further hearings on the matter are yet to take place.

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

The Company, consequent to an order of the Supreme Court of India in the case of R.C Gupta and Ors. Vs Regional Provident Fund Commissioner, Employees Provident Fund Organization and Ors, evaluated the impact on its employee pension scheme and concluded that because the Court had stated that the decision was applicable to the facts of that case, it will not be applicable to TML due to factual differences as per the external legal opinion. Hence it is not probable that there will be an outflow of resources. The Company has also filed an intervention application with the Supreme Court of India on April 2019, which is pending before the Court. The Company has also filed application before the authorities for surrender of exemption in respect of its pension scheme.

C. Organizational Structure.

Tata Sons—Our Promoter and its Promoted Entities

Tata Sons holds equity interests in its promoted companies engaged in a wide range of businesses. The entities promoted by Tata Sons, including Tata Motors Limited, are based substantially in India and had aggregate revenues in excess of approximately US$100 billion for the financial year ending March 2019. The businesses of entities promoted by Tata Sons can be categorized under ten business verticals, information technology, steel, automotive, consumer and retail, infrastructure, financial services, tourism and travel, aerospace and defence, telecom and media and trading and investments.

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

Over the years, the operations of the entities promoted by Tata Sons have expanded to encompass a number of major industrial and commercial enterprises, including Indian Hotels Company Limited (1902), Tata Steel Limited (1907), Tata Power Company Limited (1910), Tata Chemicals Limited (1939), and Tata Motors Limited (1945). Other Tata entities include Voltas Limited (1954) and Tata Consumer Products Limited (formerly known as Tata Global Beverages Ltd.) (1962), along with its UK-based Tetley tea business.

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

Companies which have subscribed to the Tata Brand Equity & Business Promotion Scheme pay an annual subscription fee to use the “TATA” business name and trademarks and participate in and gain from the promotion of the Tata brand equity as well as avail themselves of various services including legal, human resources, economics and statistics, corporate communications and public affairs services organized by Tata Sons. We believe that we benefit from the use of and association with the “TATA” brand identity and accordingly, Tata Motors Limited and certain of its subsidiaries have subscribed to the Tata Brand Equity & Business Promotion Agreement and pay an annual subscription fee to Tata Sons which is in the range of 0.15% to 0.25% of the annual net income (defined as net revenues exclusive of excise duties and other governmental taxes and non-operating income), subject to a ceiling of 5% of annual profit before tax (defined as profit after interest and depreciation but before income tax), each calculated on a standalone basis for these entities. In some of the past years, Tata Sons has lowered the absolute amount of subscription fee in light of its outlay for activities related to brand promotion and protection in those years. For Fiscal 2014, Fiscal 2015, Fiscal 2017, Fiscal 2018 and Fiscal 2020, no amount was paid in view of losses of Tata Motors Limited calculated on a standalone basis. Pursuant to our licensing agreement with Tata Sons, we have also undertaken certain obligations for the promotion and protection of the Tata brand identity licensed to us under the agreement. The agreement can be terminated by written communications between the parties or by Tata Sons upon our breach of the agreement and our failure to remedy such a breach, or by Tata Sons upon providing six months’ notice for reasons to be recorded in writing. The agreement can also be terminated by Tata Sons upon the occurrence of certain specified events, including liquidation of Tata Motors Limited.

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

Some of the entities promoted by Tata Sons hold shares in other companies promoted by Tata Sons. Similarly, some of the Company’s directors may hold directorships on the boards of Tata Sons and/or other entities promoted by Tata Sons. However, there are no voting agreements, material supply or purchase agreements or any other relationships or agreements that have the effect of binding us with other entities promoted by Tata Sons at management, financial or operational levels. With the exception of Tata Steel, which under the Articles of Association has the right to appoint one Director on the Board, neither Tata Sons nor its subsidiaries have any special contractual or other power to appoint Directors or management. They have only the voting power of their respective shareholdings in Tata Motors Limited. Except as set forth in the tables below under the heading “Subsidiaries and Affiliates” and except for approximately a 15.37% equity interest in Tata Services Limited., a 17.29% equity interest in Tata International Limited and a 10.47% equity interest in Tata Industries Limited, our shareholdings in other entities promoted by Tata Sons are generally insignificant as a percentage of their respective outstanding shares or in terms of the amount of our investment or the market value of our shareholdings of those companies.

Subsidiaries and Affiliates

The subsidiaries, joint operation and equity method affiliates and joint ventures of Tata Motors Limited that together with Tata Motors Limited form the Tata Motors Group as of March 31, 2020 are set forth in the chart below:

TATA MOTORS LIMITED
Subsidiaries, Affiliates & Joint Arrangements (% holding)
SUBSIDIARIES
TML Business Services Limited - India (100%)[1]
Tata Motors Insurance Broking & Advisory Services Limited - India (100%)
Tata Motors European Technical Centre Plc – U.K. (100%)
TML Distribution Company Limited - India (100%)
Tata Marcopolo Motors Limited - India (51%)
Trilix Srl - Italy (100%)
Tata Hispano Motors Carrocera SA – Spain (100%)
Tata Hispano Motors Carrocerries Maghreb SA – Morocco (100%)
Brabo Robotics and Automation Limited – India (100%)[2]
TML Holdings Pte. Limited – Singapore (100%)[3&4]
Jaguar Land Rover Automotive Plc – U.K. (100%) and its 68 subsidiaries[3]
Tata Motors (Thailand) Limited – Thailand (97.17%)[5]
Tata Daewoo Commercial Vehicle Company Limited – South Korea (100%) and its 1 subsidiary[6]
Tata Motors (SA) (Proprietary) Limited – South Africa (60%)
PT Tata Motors Indonesia Limited - Indonesia (100%) & its 1 subsidiary[7]
TMNL Motor Services Nigeria Limited - Africa (100%)
Tata Precision Industries Pte. Limited - Singapore (78.39%)
Tata Technologies Limited – India (72.48%)[8] & its 12 subsidiaries
TMF Holdings Limited - India (100%) and its 2 subsidiaries[9]
AFFILIATES
Automobile Corporation of Goa Limited - India (49.77%)[10]
Jaguar Cars Finance Limited - U.K. (49.90%)
Synaptiv Limited - U.K. (37.50%)
Cloud Car Inc – U.S.A. (26.30%)
DriveClubService Pte. Ltd. – Singapore (25.07%)
Tata Hitachi Construction Machinery Co. Pvt. Ltd. - India (39.99%)
Tata AutoComp Systems Limited - India (26%) and its 12 subsidiaries & 6 joint ventures[11]
Nita Company Limited - Bangladesh (40%)
Tata Precision Industries (India) Limited - India (39.19%)
JOINT ARRANGEMENTS
A] JOINT VENTURES
Chery Jaguar Land Rover Automotive Company Limited - China (50%) and its 1 subsidiary[12]
JT Special Vehicles Pvt. Ltd. – India (50%)
Tata HAL Technologies Limited – India (38.24%)[13]
Loginomic Tech Solutions Private Limited ("TruckEasy") - India (26%)
B] JOINT OPERATIONS
Tata Cummins Private Limited – India (50%)
Fiat India Automobiles Private Limited - India (50%)

(1)	With effect from March 31, 2020, the name of Concorde Motors (India) Limited was changed to TML Business Services Limited.
(2)	Brabo Robotics and Automation Limited - India 100% was incorporated with effect from July 17, 2019.
(3)	These subsidiaries are based in many countries outside India.
(4)

Holding Company of Jaguar Land Rover Automotive Plc, Tata Daewoo Commercial Vehicle Co. Limited, Tata Motors (Thailand) Limited, Tata Motors (SA) (Proprietary) Limited, PT Tata Motors Indonesia and TMNL Motor Services Nigeria Limited.

(5)	TML Holdings Pte. Limited increased its shareholding in Tata Motors (Thailand) Limited from 95.87% to 97.17% with effect from June 6, 2019
(6)	Holding in its subsidiary, Tata Daewoo Commercial Vehicle Sales and Distribution Co. Ltd. is 100%.
(7)	Holding 99.997% in PT Tata Motors Distribusion Indonesia, a subsidiary, along with TML Holdings Pte. Ltd. holding 0.003%.
(8)	Shareholding in Tata Technologies Limited increased from 72.28% to 72.48% post buyback of shares. The holdings in these 12 subsidiaries ranges between 72.28% and 72.48%.
(9)	Holds 100% shareholding in Tata Motors Finance Limited and Tata Motors Finance Solutions Limited.
(10)	Automobile Corporation of Goa Limited increased shareholding from 47.19% to 49.77% post Equity Share Buyback of 3,33,000 equity shares on November 15, 2019.
(11)	The holding in these 12 subsidiaries ranges between 19% to 26% and holdings in 6 joint ventures ranges between 6.63% to 13%.
(12)	Holding in its subsidiary, Chery Jaguar Land Rover Auto Sales Company Limited, is 100%.
(13)	An affiliate of Tata Technologies Limited. The shareholding increased from 36.14% to 36.24%

Out of the above, the following are the Company’s three significant subsidiaries as defined under Regulation S-X:

Name	Country of Incorporation	Ownership Interest / Voting Power
Jaguar Land Rover Automotive Plc	United Kingdom	100%
Jaguar Land Rover Limited	United Kingdom	100%
Jaguar Land Rover Holdings Limited	United Kingdom	100%

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

The manufacturing facilities of TDCV are based in Gunsan, South Korea. TDCV has received the IATF 16949 certification, the automotive quality management system, given by SGS UK Ltd., a certification body accredited by the International Automotive Task Force. It is the first South Korean commercial vehicle manufacturer that received the IATF 16949 certification.

Fiat India Automobiles Private Limited, our joint arrangement with the FCA, has its manufacturing facility located in Ranjangaon, Maharashtra. The plant is used for manufacturing Tata and Fiat branded cars and engines, and transmissions for use by both partners.

Through Jaguar Land Rover, we currently operate four principal automotive manufacturing facilities in the United Kingdom at Solihull, Castle Bromwich, Halewood and the EMC at Wolverhampton, as well as two product development facilities in the United Kingdom at Gaydon and Whitley. Most of these facilities are owned as freehold estates or are held through long-term leaseholds, generally with nominal rents. In December 2015, Jaguar Land Rover announced an initial investment of GBP1 billion to build a manufacturing facility in Slovakia (owned as a freehold estate), which opened in October 2018 and currently produces the Land Rover Discovery and the new Land Rover Defender. Jaguar Land Rover also owns a joint venture manufacturing plant under our China Joint Venture, in Changshu, near Shanghai, as part of an RMB10.9 billion investment that also includes a new research and development center, which opened in October 2014. A new engine plant producing Jaguar land Rover’s 2.0-Liter Ingenium petrol engines opened in July 2017 for installation into vehicles manufactured by the China Joint Venture. Jaguar Land Rover also opened a new manufacturing facility in Brazil in June 2016, which manufactures the Range Rover Evoque and Discovery Sport for the Brazilian market. Jaguar Land Rover now produces the I-PACE battery electric vehicle and the new Jaguar E-PACE in Graz, Austria under its manufacturing partnership with Magna Steyr.

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

Description of environmental issues that may affect our utilization of facilities

Tata Commercial Vehicles and Tata Passenger Vehicles

Automobile industry is exposed to regulatory risks related to climate change. The design and development of fuel-efficient vehicles and vehicles running on alternative renewable energy has become a priority because of fossil fuel scarcity, escalating fuel price, climate change concerns, and government regulations. New and advanced technologies encourage customers to look beyond standard purchasing factors and they may start looking for the product differentiation based on advanced technologies used in the vehicle.

We have implemented our sustainability and climate change policies that address key climate change issues related to products, processes and services, and we are committed to reduce the greenhouse gas emissions throughout the lifecycle of our products. Our approach towards climate change mitigation and pursuing low carbon growth is three-fold – develop cleaner and more fuel-efficient vehicles, reduce environmental impacts of manufacturing operations and build awareness among stakeholders. Our sustainability strategy is aligned with global and national policies of future mobility solutions. Accordingly, we are extensively working on low carbon product development across our Commercial Vehicle and Passenger Vehicle segments. We have already launched a range of advanced technology vehicles, which would not only help mitigation of climate change risk, but also curb rising urban air pollution.

The United Nations 21st Conference on Climate Change, Conference of the Parties was held in Paris from November 30, 2015 to December 11, 2015. The Paris Agreement, which was set out to improve upon and replace the Kyoto Protocol, went into effect on November 4, 2016. As India ratified the Paris global climate agreement, The Honorable Prime Minister Narendra Modi highlighted India’s commitment to reduce its emission intensity to 33% to 35% by 2030 compared to 2005 levels, through nationally determined contributions.

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

We are continually developing products to meet the current and future emission standards in India and other countries. In order to manage regulatory and general risks of climate change, we are increasingly investing in the design and development of new advanced technologies. With the growing need for reducing on road emission for vehicles, innovative technologies are needed to support the changing scenario and achieving targets. In order to reduce carbon emissions from vehicles, our focus is on researching, developing and producing advanced technologies, such as hybrid engines, electric cars, fuel-cell vehicles. We have developed a range of electric vehicles, such as the Ultra 9m AC Electric bus, Tiago EV, Tigor EV, Nexon EV along with Altroz EV which we showcased at Geneva International Motor show in March 2019. We are also simultaneously putting efforts in our research and development of vehicles, which are powered by alternative fuels like CNG, LPG, biodiesel and hydrogen.

For dealing with the challenges posed by climate change, we are determined to reduce carbon footprint of our manufacturing operations. Pursuant to our commitment to climate change mitigation, we are a signatory to the RE100, a global collaborative initiative of influential businesses committed to usage of 100% renewable electricity. We have made substantial investments in the area of wind and solar power to increase our renewable energy capacity. We have signed power purchase agreements with renewable energy producers. In addition to renewable energy, we have taken several energy conservation initiatives, which helped us in reducing our greenhouse gas emissions. All our manufacturing facilities in India are certified for ISO-14001. Going beyond our manufacturing boundaries, we are implementing sustainable supply chain initiative in a phased manner since Fiscal 2017 for integrating sustainability in supply chain to minimize the environmental and social impacts of our supply chain. We have already covered 350+ suppliers under this initiative in last four years. We are also working on the downstream side of supply-chain with our dealerships and channel partners for improving the sustainability performance.

Jaguar Land Rover

Jaguar Land Rover’s production facilities are subject to a wide range of increasingly strict environmental, health and safety requirements. These requirements address, among other things, air emissions, wastewater discharges, releases into the environment, human exposure to hazardous materials, the storage, treatment, transportation and disposal of wastes and hazardous materials, the investigation and clean-up of contamination, process safety and the maintenance of health and safety conditions in the workplace. Many of Jaguar Land Rover’s operations require permits and controls to monitor or reduce pollution. We have incurred, and will continue to incur, substantial on-going capital and operating expenditures to ensure compliance with current and future environmental, health and safety laws and regulations or their more stringent enforcement. Violations of these laws and regulations could result in the imposition of significant fines and penalties, the suspension, revocation or non-renewal of Jaguar Land Rover’s permits, production delays or limitations, imprisonment, or the closure of Jaguar Land Rover’s plants. Other environmental, health and safety laws and regulations could impose restrictions or onerous conditions on the availability or the use of raw materials we need for Jaguar Land Rover’s manufacturing process. Violations of these laws and regulations may occur, among other ways, from errors in monitoring emissions of hazardous or toxic substances from Jaguar Land Rover’s vehicles or production sites into the environment, such as Jaguar Land Rover’s use of incorrect methodologies or defective or inappropriate measuring equipment, errors in manually capturing results, or other mistaken or unauthorized acts of our employees, suppliers or agents.

Jaguar Land Rover’s business and manufacturing processes result in the emission of greenhouse gases such as Carbon Dioxide. We expect the legal requirements to reduce greenhouse gases to become increasingly more stringent and costly to address over time. For example, the European Union Emissions Trading Scheme (“EU ETS”), a European Union-wide system in which allowances to emit greenhouse gases are issued and traded, is now in Phase IV and currently applies to three manufacturing facilities in the United Kingdom, and is in the process of being applied to our Slovakia manufacturing facility. The free allocation of EU ETS carbon allowances significantly reduces in Phase 4 of the EU ETS (starting from the end of 2020) and, as a result, we will be required to purchase an increased number of allowances, potentially at substantial cost. This forecast is subject to further evaluation based on the final terms of the Brexit negotiations and their potential impact on the regulated carbon schemes. In any event, there will be a cost to purchase increased credits in Slovakia and that will be assessed following EUETS permit application and issue.

In response to increased public interest, carbon legislation is rapidly evolving around the globe. The implementation requirements differ, with some countries such as the United Kingdom setting targets for “Net Zero Carbon” attainment by 2050. In other countries, timeframes and the degree of commitment vary.

We have a Climate Change Agreement (“CCA”) in the United Kingdom which covers Jaguar Land Rover’s three vehicle manufacturing plants and one of our Special Operations facilities. This requires us to deliver a 15% reduction in energy use per vehicle by 2020 compared to the 2008 baseline.

The Carbon Reduction Commitment (“CRC”) energy efficiency scheme ceased in 2019. In response to the loss of revenue for Her Majesty’s Treasury from the cessation of the CRC, the amount of Climate Change Levy that we pay has increased in the United Kingdom. There has been the development of the Streamlined Energy and Carbon Reporting Scheme (“SECR”) which will replace reporting under CRC and is compulsory for UK entities for UK operations.

The Best Available Techniques Reference Document (“BREF”) for Jaguar Land Rover’s paint shops has been under review and in 2019 changes have been proposed, including the lowering of permissible emissions to 30g/m2. Subject to the final terms of Brexit negotiations, it is possible that Jaguar Land Rover’s paint shops will need to adhere to the revised BREF requirements within four years from its issue date and, in any event, our paint shop in Slovakia will need to meet this requirement.

Many of Jaguar Land Rover’s sites have an extended history of industrial activity. We may be required to investigate and remediate contamination at those sites, as well as properties we formerly operated, regardless of whether we caused the contamination or the activity causing the contamination was legal at the time it occurred. For example, some of our buildings at our Solihull plant and other plants in the United Kingdom are undergoing an asbestos removal program in connection with on-going refurbishment and rebuilding. Prior to purchase of overseas facilities for Jaguar Land Rover, we undertook studies that informed us of the presence of contamination or otherwise in the ground prior to development. In Brazil, Jaguar Land Rover’s manufacturing site is adjacent to a facility (the “Itatiaia West” site), where organic solvent contamination of the ground had previously occurred. We have purchased the Itatiaia West site and are currently progressing relevant permits for operation and developing plans for further remediation of the organic solvent contamination. The Itatiaia West site is listed on the Environmental Regulators site (Instituto Estadual do Ambiente) as contaminated. Some of these historical issues are being addressed in conjunction with Jaguar Land Rover’s site development works whilst others are subject to ongoing treatment regimes.

In connection with contaminated properties, as well as Jaguar Land Rover’s operations generally, we also could be subject to claims by government authorities, individuals and other third parties seeking damages for alleged personal injury or property damage or damage to natural resources resulting from hazardous substance contamination or exposure caused by our operations, facilities or products. The discovery of previously unknown contamination, or the imposition of new obligations to investigate or remediate contamination at our facilities, could result in substantial unanticipated costs. We could be required to establish or substantially increase financial reserves for such obligations or liabilities and, if we fail to accurately predict the amount or timing of such costs, the related adverse impact on Jaguar Land Rover’s business, financial condition or results of operations could be material.

Production Capacity

The following table shows our production capacity as of March 31, 2020 and production levels by plant and product type in Fiscal 2020 and Fiscal 2019:

	As of March 31, 2020	Year ended March 31,
	Production Capacity	2020	2019
		Production (Units)
Tata Motors Limited Plants in India[1]
Medium and Heavy Commercial Vehicles, Light Commercial Vehicles, Utility Vehicles and Passenger Cars	1,454,900	424,453	677,095
Jaguar Land Rover[2,5]
Utility Vehicles, Passenger Cars	848,000	521,289	492,372
Other subsidiary companies’ plants (excluding Jaguar Land Rover)[3]
Medium and Heavy Commercial Vehicles, buses, bus bodies and pickup trucks	21,200	5,662	7,657
Joint operations[4] (Passenger Vehicles)	100,000	28,894	38,082

1.

This refers to estimated production capacity on a double-shift basis for all plants (except the Uttarakhand plant for which capacity is on a three-shift basis) for the manufacture of vehicles and replacement parts.

2.	Production capacity is on a three-shift basis. Includes assembly plant in Brazil and vehicles manufactured under the manufacturing agreement with Magna Steyr in Graz, Austria.
3.	The plants are located in South Korea, South Africa and Thailand.
4.	Excludes production of engines and powertrains.
5.	Includes capacity at the China Joint Venture.

Properties

We produce vehicles and related components and carry out other businesses through various manufacturing facilities. In addition to our manufacturing facilities, our properties include sales offices and other sales facilities in major cities, repair service facilities and research and development facilities.

The following table sets forth information, with respect to our principal facilities, a substantial portion of which are owned by us as of March 31, 2020. The remaining facilities are on leased premises.

Location	Facility or Subsidiary / Joint Operations Name	Principal Products or Functions
India
In the State of Maharashtra
Pune (Pimpri, Chinchwad, Chikhali[1], Maval)	Tata Motors Limited	Automotive vehicles, components, factory automation equipment and services, research and development
Pune (Hinjewadi)[1]	Tata Technologies Ltd.	Software consultancy and services
Mumbai, Pune	Tata Motors Limited/Jaguar Land Rover/Tata Motors Finance Ltd.	Automobile sales and service and vehicle financing
Satara	Tata Cummins Pvt. Ltd.	Automotive engines
Pune (Ranjangaon)	Fiat India Automobiles Pvt. Ltd.	Automotive vehicles and components

Location	Facility or Subsidiary / Joint Operations Name	Principal Products or Functions
In the State of Jharkhand
Jamshedpur	Tata Motors Limited	Automotive vehicles, components and research and development
Jamshedpur	Tata Cummins Pvt. Ltd.	Automotive engines
In the State of Uttar Pradesh
Lucknow[1]	Tata Motors Limited	Automotive vehicles, parts and research and development
	Tata Marcopolo Motors Ltd.	Bus bodies
In the State of Karnataka
Dharwad	Tata Motors Limited	Automotive vehicles, components, spare parts and warehousing
	Tata Marcopolo Motors Ltd.	Bus body manufacturing
Bengaluru[2]	TML Business Services Ltd.	Automobile sales and service
In the State of Uttarakhand
Pantnagar[1]	Tata Motors Limited	Automotive vehicles and components
In the State of Gujarat
Sanand	Tata Motors Limited	Automotive vehicles and components
Rest of India
Hyderabad & Chennai[1]	TML Business Services Ltd.	Automobile sales and service
Kochi[1], Delhi[1]	TML Business Services Ltd.	Automobile sales and service
Various other properties in India	Tata Motors Limited/Tata Motors Finance Ltd.	Vehicle financing business (office/ residential)
Outside India
Singapore	Tata Technologies Pte Ltd.	Software consultancy and services
South Korea	Tata Daewoo Commercial Vehicles Co. Ltd.	Automotive vehicles, components and research and development
Thailand	Tata Motors (Thailand) Ltd.	Pick-up trucks
	Tata Technologies (Thailand) Ltd.	Software consultancy and services
United Kingdom	Tata Motors European Technical Centre	Engineering consultancy and services
United Kingdom	INCAT International PLC, Tata Technologies Europe Ltd.	Software consultancy and services
United Kingdom
Solihull	Jaguar Land Rover Limited	Automotive vehicles and components
Castle Bromwich	Jaguar Land Rover Limited	Automotive vehicles and components
Halewood	Jaguar Land Rover Limited	Automotive vehicles and components
Gaydon	Jaguar Land Rover Limited	Research and product development
Whitley	Jaguar Land Rover Limited	Headquarters and research and product development
Wolverhampton	Jaguar Land Rover Limited	Engine manufacturing
Spain	Tata Hispano Motors Carrocera S.A.	Bus body service
Morocco	Tata Hispano Motors Carrocerries Maghreb SA	Bus body manufacturing and service
South Africa	Tata Motors (SA) (Proprietary) Limited	Manufacture and assembly operations of vehicles
Indonesia	PT Tata Motors Indonesia	Distribution of vehicles
Austria	Jaguar Land Rover Limited	Automotive vehicles and components
Brazil	Jaguar Land Rover Limited	Automotive vehicles and components
Slovakia	Jaguar Land Rover Limited	Automotive vehicles and components
Italy	Trilix Srl.	Automotive design and engineering
Others (e.g. United States, United Kingdom, China, Europe, Australia, Mexico)	Tata Technologies Ltd.	Software consultancy and services
	Jaguar Land Rover[3]	National sales companies
Regional sales offices

Note: Excludes facilities held by our joint ventures, including the manufacturing plant held by Jaguar Land Rover Automotive Company Limited.

1.	Land at each of these locations is held under lease.
2.	Some of the facilities are held under lease and some are owned.
3.	National sales companies are held by various subsidiaries of the Jaguar Land Rover group of companies.

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

We have adopted IFRS 16 with a modified retrospective approach. Accordingly, we have presented our prior comparative periods without applying the principles of IFRS 16. Refer to Note 2(y) of our consolidated financial statements included in this annual report on Form 20-F.

The following discussion covers the fiscal years ended March 31, 2020 and 2019. For the discussion covering the fiscal year ended March 31, 2018, please refer to “Item 5.A.” of the Company’s annual report on Form 20-F for the fiscal year ended March 31, 2019 filed with the SEC on July 30, 2019.

Overview

In Fiscal 2020, our total revenue, including finance revenues, decreased by 13.3% to Rs.2,594,251 million from Rs.2,993,662 million in Fiscal 2019. Such decrease was mainly attributable to lower sales volumes from both Tata Motors Limited and Jaguar Land Rover and an unfavorable currency translation from GBP to Indian rupees. We recorded net loss was Rs.113,429 million in Fiscal 2020, as compared to a loss of Rs.293,143 million in Fiscal 2019. In Fiscal 2020 we have taken an impairment charge and provision for onerous contract of Rs.15,757 million for our Passenger Vehicle segment as against Rs.278,379 million in Fiscal 2019 for Jaguar Land Rover business. The loss in Fiscal 2020 was driven by the subdued performance of Tata Motors Limited along with Jaguar Land Rover, including higher variable marketing expenses and selling costs.

We use Earnings Before Other Income, Interest and Tax to assess our operating performance; a reconciliation of our consolidated Earnings Before Other Income, Interest and Tax to our consolidated net income for Fiscal 2020 and Fiscal 2019 is set forth below.

	For the year ended March 31,
	2020	2019
	Rs. in million
Net Income/(loss)	(112,984)	(292,128)
Add/(Less):
Share of (profit)/loss of equity accounted investees (net)	10,000	(2,095)
Asset written off/loss on sale of assets and others (net)	3,132	13,187
Other (income)/loss (net)	(16,009)	(35,439)
Foreign exchange (gain)/loss (net)	16,985	5,824
Interest income	(11,697)	(7,865)
Interest expense	72,553	57,586
Income tax expense/(credit)	3,645	(25,425)
Earnings Before Other Income, Interest and Tax	(34,375)	(286,355)

We use Free Cash Flow to measure ongoing needs for investments in plants and machinery, products and technologies; a reconciliation of our Free Cash Flow for Fiscal 2020 and Fiscal 2019 is set forth below.

	Year ended March 31,
	2020	2019
	Rs. in million
Cash flow from operating activities	266,329	188,908

Less:
Payments for property, plants and equipment	(143,192)	(174,196)
Proceeds from sale of property, plants and equipment	1,715	672
Payment for intangible assets	(153,829)	(178,840)

	(295,306)	(352,364)

Free Cash Flow	(28,977)	(163,456)

We use Ratio of Net Debt to Shareholders’ Equity to measure our debt commitments; a reconciliation of our Ratio of Net Debt to Shareholders’ Equity as of March 31, 2020 and 2019 are set forth in Exhibit 7.1 to this annual report on Form 20-F.

Economy

India

According to the National Statistical Office, the Indian economy registered a slowdown in GDP during Fiscal 2020 and its GDP growth is estimated at 4.2% as compared to 6.1% in Fiscal 2019.

The sluggish growth is due to both endogenous and exogenous factors, the key indicator being lack of credit growth and demand in market, leading to slow growth in the final consumption expenditure, and decline in gross fixed capital formation and export earnings. Major global contributing factors are the Sino-American trade conflict, Brexit, geopolitical tensions and deceleration in developed economies. Another reason for this sluggish growth is the poor performance in the manufacturing and construction sectors. Based on data provided by the National Statistical Office, gross value added at basic prices for Fiscal 2020 from the manufacturing sector is estimated to grow by 0.3% as compared to growth of 8.6% from 2018 to 2019. Based on the latest assessment by the International Monetary Fund, India’s economy is forecast to contract by 4.5% in 2020 due to COVID-19 pandemic. Stringent measures to restrict the spread of the virus, which heavily curtail activities, will contribute to the contraction of Indian economic growth. Despite support from fiscal stimulus and continued monetary policy easing, spillovers from contracting global growth and balance sheet stress in the financial sector will also adversely impact economic activities.

To improve the economic situation, the Government of India took measures to revamp the financial sector by increasing credit outflows by the banks and NBFCs, reducing stress in real estate sector, liberalizing foreign direct investment norms, a significant cut in the corporate tax rate, easing tax rules for foreign portfolio investors and start ups and speeding up of resolution process under Insolvency and Bankruptcy Code, 2016.

The COVID-19 pandemic imposed fresh challenges to economy in the fourth quarter of Fiscal 2020. Steps taken to contain its spread such as the complete lockdown of the country brought economic activities to a standstill and impacted consumption and investment. The RBI has moved in a calibrated fashion to ensure conductive financial conditions and normalcy in the functioning of financial markets and institutions. The initial efforts to provide adequate system level liquidity are reflected in the sizable net absorptions under reverse repurchase operations. Several other measures are taken include relaxation of norms on cash reserve requirement, rate cuts, granting moratorium for loans, enhancing working capital financing to assist sectors and entities which are facing liquidity constraints. The government has come up with targeted measures to ease the economic pain in various sectors and announced overall economic package of Rs.20 lakh crores. In case of Micro, Small, and Medium Enterprises (“MSMEs”), government of India announced Rs.3 lakh crores collateral free loans with 12 months principal moratorium and 100% credit guarantee cover from government trust. In addition to this Rs.20,000 crores subordinate debt for stressed MSMEs was also announced.

The automobile industry was hit hard in Fiscal 2020 as sales fell across vehicle segments. According to data released by SIAM, in Fiscal 2020, the Indian automotive industry recorded a 20.3% decline in domestic sales as compared to a 5.9% growth in Fiscal 2019. The Passenger Vehicle segment declined 17.3% in Fiscal 2020, as compared to 2.8% growth in Fiscal 2019, due to weak consumer sentiment, rising cost of vehicle ownership, liquidity stress and general economic slowdown. The Commercial Vehicle industry in India registered a 30.0% decline in Fiscal 2020 as compared to 17.1% growth in Fiscal 2019, as a result of sharp slowdown in the economy, subdued demand, and higher capacity arising from the new axle load norms and the transition to BSVI.

The COVID-19 pandemic has cast a long shadow over a much-anticipated mild recovery in the automobile industry in Fiscal 2021 post BSVI migration. Consumers have been postponing their vehicle purchase decisions owing to uncertainty surrounding the COVID-19 pandemic. Passenger Vehicle segment demand is likely to be stagnant as this segment is significantly impacted by economic slowdown and decline in consumers’ purchasing power. With the shutdown of all non-essential services accompanied by liquidity and cash crunch, the demand for Commercial Vehicles is expected to be severely impacted in the first half of Fiscal 2021. A gradual improvement is expected thereafter as the GDP growth is anticipated to pick up on the back of rural recovery, normal monsoon, overall interventions from the Government of India and RBI and gradual easing of lockdowns.

World

Global growth decelerated markedly in Fiscal 2020 with continued weakness in global trade and investment. This weakness was widespread, affecting both advanced economies (particularly the European market) and emerging market and developing economies. Bilateral negotiations between the United States and China since October 2019 resulted in a phase one trade agreement. This comes after a prolonged period of rising trade disputes between the two countries, which has heightened policy uncertainty and weighed on sentiments involving international trade, consumer confidence, and investment. Financial market sentiment improved appreciably towards the end of 2019 along with the alleviation of trade tensions. Against this international context, global growth weakened to an estimated rate of 2.4% in 2019, being the lowest rate of expansion since the global financial crisis. Global trade growth, which is estimated to have slowed sharply from 4% in 2018 to 1.4% in 2019, is expected to be at the weakest pace since the global financial crisis.

During 2019, there has been a decline in the prices of most commodities mainly reflecting the deterioration in the growth outlook, especially that of emerging markets, which tend to have a larger income elasticity of demand for commodities. Prices for most base metals weakened in the second half of 2019, primarily due to weaker global growth and trade tensions. Agricultural prices declined in the second half of 2019 on improved weather conditions that ensured elevated stock levels for grains.

China growth has decelerated more than previously expected amid cooling domestic demand and heightened trade tensions. Trade policy uncertainty and higher tariffs on trade with the United States weighed on investor sentiment for most of 2019. Industrial production growth has reached multiyear lows, to an estimated rate of 6.1% in 2019. A permanent and lasting resolution of trade disputes with the United States that builds upon recent progress could bolster China’s growth prospects and reduce reliance on policy support.

China was further impacted by the COVID-19 pandemic at the end of Fiscal 2020. The impact of China’s slowdown was felt around the world. The COVID-19 pandemic has disrupted manufacturing supply chains and sharply curtailed energy and commodity demands. The market strain is being seen in ways that did not manifest during the global crisis of 2008. While countries and companies continue to understand the enormity of the scale of this pandemic, it is undeniable that the experience of this crisis may bring reflections to fundamental assumptions and priorities in the market and may present both a challenge and an opportunity. In China, output appears to be recovering from the large drop at the start of the year, although the strength of the expected rebound is uncertain.

The U.S. economy continued to grow moderately in 2019 and the labor market was strengthened further. GDP is reported to have increased at a moderate rate in the second half of 2019, although growth was slower than in the first half of the year and in 2018. Consumer spending rose at a moderate pace. Business fixed investment declined in the second half of 2019, United States reflecting a number of factors including trade policy uncertainty and weak global growth. Downside risks to the U.S. outlook seem to have receded in the latter part of the year, as the conflicts over trade policy diminished economic growth abroad showed signs of stabilizing, and financial conditions improved. After increasing solidly in 2017 and 2018, manufacturing output dropped in 2019.

In United States, the COVID-19 pandemic and associated large-scale pandemic-control measures have massively disrupted economic activities. Compared to the global financial crisis, weekly unemployment claims have risen much faster, while industrial production and retail sales have fallen much more sharply. The Federal Reserve has cut rates to near-zero, and announced far-reaching measures to stabilize the financial system. The latter include unlimited purchases of U.S. government debt and mortgage-backed obligations, as well as large-scale purchases of corporate bonds and of securities issued by lower levels of government. The U.S. government has also provided fiscal support approaching US$3 trillion, including over US$1 trillion in loans to private sectors and to state and local governments. U.S. GDP is expected to contract by 6.1% in 2020, 790 basic points below previous forecasts, reflecting the severe consequences of the pandemic in the first half of the year, and an assumed gradual recovery in the second half. It is subsequently projected to rebound to 4% in 2021, as large-scale policy support gains traction, amid an assumed recovery in consumer and investor confidence.

Economic activities in Europe have deteriorated significantly due to the COVID-19 pandemic. Several economies were on the verge of recession in 2019, with particular weakness in the German industrial sector as it struggled with falling demand from Asia and disruptions to car production. In response, the European Central Bank has offered low-interest loans to banks, significantly boosted asset purchases, and allayed fears of member-country defaults by lifting distributional restrictions on its bond-buying program. Member states have rolled out significant fiscal support packages. Large member states are also advancing a major recovery plan for the European Union, including grants for economies hardest hit by the crisis. Output in the Euro area is expected to contract by 9.1% in 2020 as compared to previous growth forecast of 1%, with all major member states experiencing recessions before a gradual recovery gets underway late in the year. Growth is forecast to rebound to 4.5% in 2021, reflecting fading pandemic-related drag, and the eventual effects of accommodative fiscal and monetary policy.

United Kingdom GDP growth slowed materially in 2019 with GDP at 1.4% as weaker global growth and Brexit-related uncertainties weighed on spending. Weaker world growth has been partly driven by trade protectionism and an associated rise in global uncertainty. These factors are likely to have weighed on business investment, which had remained sluggish. The Brexit uncertainties that have been facing households, businesses and financial markets are likely to decline gradually, leading to a pickup in household and especially business spending. As a result of the COVID-19 pandemic, the UK economy is likely to contract in 2020. The UK government has introduced a set of support measures, including 5% of GDP in discretionary spending to support business and households, the Job Retention Scheme which provides companies with 80% of furloughed workers’ salaries, increase basic unemployment support, and provide grants to self-employed people. Monetary policy has been eased, with Bank of England announcing rate cuts, increasing its bond purchasing program and extending the Ways and Means facility. While the growth is expected to recover in 2021 as confinement measures ease, uncertainty remains around future relationship with European Union and smooth Brexit transition.

Automotive operations

Automotive operations is our most significant operating segment, accounting for 99.3% of our total revenues in each of Fiscal 2020 and Fiscal 2019. In Fiscal 2020, revenue from automotive operations before inter-segment eliminations was Rs.2,576,583 million, as compared to Rs.2,971,772 million in Fiscal 2019.

Our automotive operations include:

•	All activities relating to the development, design, manufacture, assembly and sale of vehicles, as well as related spare parts and accessories;

•	Distribution and service of vehicles; and

•	Financing of our vehicles in certain markets.

Our automotive operations segment is further divided into four reporting segments: Tata Commercial Vehicles, Tata Passenger Vehicles, Jaguar Land Rover and Vehicle Financing. The breakup of revenue for Fiscal 2020 and Fiscal 2019, and the percentage change from period to period (before intra-segment eliminations) is set forth in the table below.

	Year ended March 31,		Change (%)
	2020	2019
	Rs. million
Tata Commercial Vehicles	362,125	579,497	(37.5)
Tata Passenger Vehicles	103,882	141,649	(26.7)
Jaguar Land Rover	2,070,321	2,216,657	(6.6)
Vehicle Financing	40,255	35,125	(14.6)

In Fiscal 2020, Jaguar Land Rover contributed 80.3% of our total automotive revenue compared to 74.6% in Fiscal 2019 (before intra-segment elimination), 18.1% was contributed by Tata Commercial Vehicles and Tata Passenger Vehicles in Fiscal 2020 compared to 24.3% in Fiscal 2019, Whereas Vehicle financing contributed 1.6% in Fiscal 2020 compared to 1.2% in Fiscal 2019. For further detail see Item 5.A “Operating and Financial Review and Prospects —Operating Results—Fiscal 2020 Compared to Fiscal 2019—Revenue.”

Other operations

Our other operations business segment mainly includes information technology services, machine tools and factory automation solutions. Our revenue from other operations before inter-segment eliminations was Rs.30,376 million in Fiscal 2020, a decrease of 14.0% from Rs.35,324 million in Fiscal 2019. Revenues from other operations represented 1.2% of our total revenues, before inter-segment eliminations, in Fiscal 2020 and Fiscal 2019. Earnings Before Other Income, Interest and Tax before inter-segment eliminations, were Rs.3,339 million and Rs.4,104 million in Fiscal 2020 and Fiscal 2019, respectively.

Geographical Breakdown

As a result of the COVID-19 pandemic, there is a significant reduction in revenue across most geographical markets in Fiscal 2020. Such decline was lower in United States and China as compared to other economies. In Fiscal 2020, the percentages of revenue in China and United States have improved as compared to Fiscal 2019. China witnessed a double digit growth in volumes in second and third quarter of Fiscal 2020 and a decline on account of impact of COVID-19 in fourth quarter Fiscal 2020, thus resulting in marginal decline in revenues as compared to Fiscal 2019. Further, in Fiscal 2020, the revenue of our subsidiary in South Korea, TDCV, declined due to lower industry volumes and aggressive discounting and marketing strategy of importers. Due to decreased revenue in India, on account of lower volumes as explained above, in Fiscal 2020, the proportion of our net sales earned from geographic markets outside of India increased from 77.3% in Fiscal 2019 to 82.1% in Fiscal 2020.

The following table sets forth our revenue from our key geographical markets:

	Year ended March 31,
	2020		2019		2018
Revenue	Rs. in million	Percentage	Rs. in million	Percentage	Rs. in million	Percentage
India	465,564	17.9%	678,148	22.7%	578,403	20.1%
China	297,271	11.5%	303,929	10.2%	481,675	16.7%
United Kingdom	418,891	16.2%	559,993	18.7%	418,970	14.5%
United States of America	517,316	19.9%	512,511	17.1%	448,882	15.6%
Rest of Europe	431,138	16.6%	452,088	15.1%	470,288	16.3%
Rest of the World *	464,071	17.9%	486,993	16.2%	484,733	16.8%

Total	2,594,251	100%	2,993,662	100%	2,882,951	100%

*	The “Rest of Europe” market is geographic Europe, excluding the United Kingdom and Russia. The “Rest of the World” market is any region not included above.

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

•

New products. An important part of our growth strategy is the development of new and refreshed products and product lines, such as the all new Land Rover Defender, the refreshed Land Rover Discovery Sport and the refreshed Jaguar F-TYPE which were successfully launched in Fiscal 2020. Innovation and the development of new products and product lines require significant capital expenditures. There is also intense competition, as well as uncertainty with respect to changing consumer preferences, which may adversely affect our results of operations. See Item 3.D “Key Information—Risk Factors—Risks Associated with Our Business and the Automotive Industry” and Item 4.B “Information on the Company—Business Overview—Research and Development.”

•

Foreign Currency Rates. Our operations and our financial position are quite sensitive to fluctuations in foreign currency exchange rates. Jaguar Land Rover earns significant revenue in the United States, Europe and China, and also sources a significant portion of its input materials from Europe. Thus, an exchange rate fluctuation of GBP to Euro, GBP to U.S. dollar or GBP to any other currency would affect our financial results. We have significant borrowings in foreign currencies denominated mainly in U.S. dollars. Our consolidated financial results are affected by foreign currency exchange fluctuations through both translation and transaction risks. Changes in foreign currency exchange rates may positively or negatively affect our revenues, results of operations and net income. To the extent that our financial results for a particular period will be affected by changes in the prevailing exchange rates at the end of the period, such fluctuations may have a substantial impact on comparisons with prior periods. Furthermore, Jaguar Land Rover constitutes a major portion of our consolidated financial position, the figures of which are translated into Indian rupees. However, the translation effect is a reporting consideration and does not impact our underlying results of operations. Please see Item 11 “Quantitative and Qualitative Disclosures about Market Risk” and Note 39(d)(i)(i) –(a) to our consolidated financial statements included elsewhere in this annual report on Form 20-F for further details on our exposure to fluctuations in foreign currency exchange rates.

•

Political and Regional Factors. As with the rest of the automotive industry, we are affected by political and regional factors. For a detailed discussion regarding these risks, please see Item 3.D “Key Information—Risk Factors.”

•

COVID-19 pandemic. The impact of the COVID-19 pandemic has created significant volatility in the global economy and led to reduced economic activities. There have been extraordinary actions taken by international, federal, state, and local public health and governmental authorities to contain and combat the COVID-19 pandemic and spread of COVID-19 in regions throughout the world, including travel bans, quarantines, “stay-at-home” orders, and similar mandates for many individuals to substantially restrict daily activities and for many businesses to curtail or cease normal operations. The pandemic has resulted, and may continue to result, in significant economic disruption that has and will likely continue to adversely affect our business. The ultimate impact of the pandemic on our business, results of operations and financial condition will depend on numerous evolving factors and future developments, including the ultimate duration, spread, severity and repetitiveness of the COVID-19 pandemic; the ultimate extent and duration of its effect on the global economy and how quickly and to what extent normal economic and operating conditions resume. Consistent with the actions taken by Indian governmental authorities, in late March 2020, our manufacturing operations were also suspended for a period of time and we have recently resumed production at all of our plants. The restart of production commenced at Jaguar Land Rover’s China joint venture in March 2020 and most of our plants from mid-May supported by the gradual ramp up of operations in supply base and almost all of the dealer networks have now reopened, (partially or fully). In addition, government-imposed restrictions on businesses, operations and travel and the related economic uncertainty have impacted demand for our vehicles in most of our global markets. In response, we are implementing a number of rigorous cost control measures, such as focus on curtailing non-essential spend and rationalization of capital expenditure. The extent of COVID-19 impact on our future operations and the demand for our products will depend upon, among other things, the duration, spread, intensity and repetitiveness of the pandemic and related government responses such as required social distancing, restrictions on business operations and travel, the pace of recovery of economic activities and the impact to consumers, all of which are uncertain and difficult to predict in light of the rapidly evolving landscape. As at March 31, 2020, the Company reviewed its business and operations to take into consideration the estimated impacts and effects of the COVID-19 pandemic, including the estimated impact on the macroeconomic environment, the market outlook and the Company’s operations.

Results of operations

We have adopted IFRS 16 with a modified retrospective approach in Fiscal 2020. Accordingly, we have presented our prior comparative period without applying the IFRS 16 principles. The following table sets forth selected items from our consolidated statements of income for the periods indicated and shows these items as a percentage of revenue:

	Percentage of Total Revenue
	Year ended March 31,				Percentage Change
	2020		2019		2019 to 2020
Total revenues	100%		100%		-13.3
Raw materials, components and purchase of product for sale (including change in inventories of finished goods & work-in-progress)	64.4		65.6		-14.9
Employee cost	11.9		11.6		-10.9
Defined benefit pension plan amendment cost/(credit)	—		—	*	-100.0
Other expenses	23.2		22.0		-8.5
Impairment losses in Jaguar Land Rover	—		9.3		-100.0
Impairment losses in passenger vehicle business	0.2		—		100.0
Provision for Onerous Contracts	0.3		—		100.0
Impairment losses of assets in subsidiaries	0.1		—		100.0
Depreciation and amortization	8.0		7.7		-10.0
Expenditure capitalized	-6.7		-6.6		-11.0
Assets written off/loss on sale of assets and others (net)	0.1		0.4		-76.2
Other (income)/loss (net)	-0.6		-1.2		-54.8
Interest income	-0.5		-0.3		48.7
Interest expense	2.8		1.9		25.8
Foreign exchange (gain)/loss (net)	0.7		0.2		191.6
Share of (profit)/loss of equity accounted investees (net)	0.4		-0.1		-577.3
Net income/(loss) before tax	-4.3		-10.5		-65.7
Income tax (expense)/credit	-0.1		0.8		-114.3
Net income/(loss)	-4.4		-9.7		-61.5
Net income/(loss) attributable to shareholders of Tata Motors Limited	-4.4		-9.7		-61.3
Net income attributable to non-controlling interests	—	*	—	*	-5.8

*	Less than 0.1

The following table sets forth selected data regarding our automotive operations (Tata Commercial Vehicles, Tata Passenger Vehicles, Vehicle Financing and Jaguar Land Rover) for the periods indicated and the percentage change from period to period (before inter-segment eliminations):

	Year ended March 31,		Percentage Change
	2020	2019	2019 to 2020
Total Revenues (Rs. million)	2,576,583	2,971,772	(13.3)
Earnings/(loss) Before Other Income, Interest and Tax (Rs. million)	(37,160)	(289,256)	(87.2)
Earnings Before Other Income, Interest and Tax (% to total revenue)	(1.4%)	(9.7%)

The following table sets forth selected data from our automotive segment for the year ended March 31, 2020 (before inter and intra-segment eliminations):

	Tata Commercial Vehicle	Tata Passenger Vehicle	Jaguar Land Rover	Vehicle Financing
Total Revenues (Rs. million)	362,125	103,882	2,070,321	40,255
Earnings/(loss) Before Other Income, Interest and Tax (Rs. million)	(7,643)	(44,833)	(6,657)	25,766
Earnings Before Other Income, Interest and Tax (% to total revenue)	(2.1)%	(43.2)%	(0.3)%	64.0%

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

The following table sets forth selected data regarding our other operations for the periods indicated and the percentage change from period to period (before inter-segment eliminations):

	Year ended March 31,		Percentage Change
	2020	2019	2019 to 2020
Total Revenues (Rs. million)	30,376	35,324	(14.0)
Earnings Before Other Income, Interest and Tax (Rs. million)	3,339	4,104	(18.6)
Earnings Before Other Income, Interest and Tax (% to total revenue)	11.0%	11.6%

Fiscal 2020 Compared to Fiscal 2019

Revenue

Our total consolidated revenue, including finance revenue, decreased by 13.3% to Rs.2,594,251 million in Fiscal 2020 from Rs.2,993,662 million in Fiscal 2019.

Revenue from the sale of vehicles decreased to Rs.2,188,600 million in Fiscal 2020 as compared to Rs.2,576,721 million, a decrease of 15.1%. We sold 961,463 vehicles in Fiscal 2020, as compared to 1,274,072 vehicles in Fiscal 2019.

The revenue of our Tata brand vehicles decreased by 35.4% to Rs.466,607 million in Fiscal 2020 from Rs.721,146 million in Fiscal 2019 due to decreased volumes in all vehicle categories. The revenue from Tata Commercial Vehicles was Rs.362,125 million in Fiscal 2020 as compared to Rs. 579,497 million in Fiscal 2019, a decrease of 37.5%. The revenue from Tata Passenger Vehicles was Rs.103,882 million in Fiscal 2020 as compared to Rs.141,649 million in Fiscal 2019, a decrease of 26.7%.

Our revenues from sales of vehicles and spare parts manufactured in India decreased by 36.3% to Rs.433,331 million in Fiscal 2020 from Rs.679,826 million in Fiscal 2019. The revenue from Passenger Cars in India decreased by 42.5% to Rs.28,321 million in Fiscal 2020 from Rs.49,217 million in Fiscal 2019, and Utility Vehicles decreased by 19.0% to Rs.41,682 million in Fiscal 2020 from Rs.51,434 million in Fiscal 2019. Further, revenues from MHCVs decreased by 53.1% to Rs.140,064 million in Fiscal 2020 from Rs.298,631 million. ILCVs decreased by 25.8% to Rs.36,930 million in Fiscal 2020 from Rs.49,791 million in Fiscal 2019. Revenues of SCVs & Pickups in India decreased by 25.0% to Rs.38,259 million in Fiscal 2020 from Rs.51,006 in Fiscal 2019 and CV Passenger Vehicles revenue decreased by 2.5% to Rs.39,363 million in Fiscal 2020 from Rs.40,378 million in Fiscal 2019.

Revenue attributable to TDCV, decreased by 19.7% to Rs.31,345 million in Fiscal 2020 from Rs.39,042 million in Fiscal 2019, primarily due to lower industry volumes, aggressive discounting and marketing strategies of importers and impact of COVID-19 pandemic in March 2020 quarter and reduction in the export sales in Fiscal 2020.

Revenue from our Vehicle Financing operations increased by 14.6% to Rs.40,255 million in Fiscal 2020, as compared to Rs.35,125 million in Fiscal 2019. This is mainly due to increase in average loan book and upfront recognition of excess interest spread on the direct assignment transaction undertaken during Fiscal 2020.

The revenue of our Jaguar Land Rover business decreased to Rs.2,070,321 million in Fiscal 2020 from Rs.2,216,657 million in Fiscal 2019. This was partially attributed to an unfavorable translation of Rs.40,239 million from GBP to Indian rupees in Fiscal 2020. Excluding currency translation, the revenue of Jaguar Land Rover decreased by 4.8%. There was a decrease of 6.3% in sales volume of Jaguar Land Rover vehicle as compared to Fiscal 2019. Out of which Jaguar brand vehicles sales were 125,820 units in Fiscal 2020 from 153,757 units in Fiscal 2019, a decrease of 18.2%, and Land Rover vehicles sales from 354,138 units in Fiscal 2019 to 350,132 units in Fiscal 2020, a decrease of 1.1% (volumes excluding the China Joint Venture).

Revenue from other operations (before inter-segment eliminations) decreased by 14.0% to Rs.30,376 million in Fiscal 2020 compared to Rs.35,324 million in Fiscal 2019, and represents 1.2% of our total revenues (before inter-segment eliminations) in Fiscal 2020 and Fiscal 2019.

Cost and Expenses

Raw Materials, Components and Purchase of Products for Sale (including change in inventories of finished goods and work-in-progress) (“material costs”)

Material costs decreased by 14.9% to Rs.1,670,560 million in Fiscal 2020 from Rs. 1,962,997 million in Fiscal 2019 in line with reduction in revenue. Material costs include realized exchange gains of Rs.3,408 million in Fiscal 2020 as compared to Rs. 13,518 million in Fiscal 2019. As a percentage of revenue material costs are 64.4% in Fiscal 2020, as compared to 65.6% in Fiscal 2019.

Material costs for Tata Commercial Vehicles and Tata Passenger Vehicles decreased by 34.7% to Rs.343,221 million in Fiscal 2020 from Rs.525,322 million in Fiscal 2019, primarily due to a decrease in volumes. Further, material costs as a percentage of total revenue increased to 73.2% in Fiscal 2020, as compared to 72.8% in Fiscal 2019 primarily due to an unfavorable product mix leading to lower contribution margins.

For our India operations, material costs in the Passenger Vehicle segment decreased by 41.5% to Rs.24,707 million in Fiscal 2020, as compared to Rs.42,267 million in Fiscal 2019 for our Passenger Cars due to decreased Material costs for ILCVs decreased by 26.8% to Rs.27,022 million in Fiscal 2020, as compared to Rs.36,894 million in Fiscal 2019, and for MHCVs decreased by 49.4% to Rs.106,884 million in Fiscal 2020, as compared to Rs.211,028 million in Fiscal 2019. Material costs for SCVs & Pickups also decreased by 24.2% to Rs.29,458 million in Fiscal 2020, as compared to Rs.38,883 million in Fiscal 2019and CV Passenger Vehicles decreased marginally to Rs.32,218 million in Fiscal 2020, as compared to Rs.32,352 million in Fiscal 2019. The decrease was due to lower volumes in Fiscal 2020. Further, material costs as a percentage of revenue decreased to 68.1% in Fiscal 2020, as compared to 69.5% in Fiscal 2019.

Material costs decreased by 20.7% to Rs.21,445 million in Fiscal 2020, as compared to Rs.27,052 million in Fiscal 2019 for TDCV, primarily due to lower volumes, particularly in the domestic market. As a percentage of total revenue, material cost increased to 70.1% in Fiscal 2020, compared to 69.3% in Fiscal 2019, primarily due to mix of products.

At our Jaguar Land Rover operations, material costs in Fiscal 2020 decreased by 7.6% to Rs.1,323,643 million from Rs.1,432,388 million in Fiscal 2019. The decrease was partially offset by favorable currency translation from GBP to Indian rupees of Rs.23,859 million. Excluding currency translation, material costs attributable to our Jaguar Land Rover operations decreased by GBP986 million (6.3%) in Fiscal 2020 mainly due to a 6.3% decrease in sales volume and mix of products. Material costs at our Jaguar Land Rover operations as a percentage of revenue decreased to 63.9% in Fiscal 2020, from 64.7% in Fiscal 2019 (in GBP terms).

Employee Costs

Our employee costs decreased by 10.9% in Fiscal 2020 to Rs.308,373 million from Rs. 346,261 million in Fiscal 2019, including the foreign currency translation impact from GBP to Indian rupees, discussed below.

Our permanent headcount decreased by 4.7% as of March 31, 2020 to 78,906 employees from 82,797 employees as of March 31, 2019, primarily due to voluntary early separations that commenced in fourth quarter of Fiscal 2019 at Jaguar Land Rover and at Tata Daewoo in Fiscal 2020. The average temporary headcount has decreased to 19,169 employees in Fiscal 2020 from 31,647 employees in Fiscal 2019, mainly due to reduction of volumes.

The employee costs for Tata Commercial Vehicles and Tata Passenger Vehicles increased by 1.5% to Rs.59,430 million in Fiscal 2020 from Rs.58,529 million in Fiscal 2019.

For our India operations, employee costs increased marginally by 0.6% to Rs.48,105 million in Fiscal 2020 from Rs. 47,813 million in Fiscal 2019, mainly due to regular annual increases in salary and wage agreements at our plants. The permanent headcount decreased by 6.3% as of March 31, 2020 to 39,012 employees from 41,655 employees as of March 31, 2019. The average temporary headcount decreased by 41.8% to 15,674 employees in Fiscal 2020 from 26,913 employees in Fiscal 2019.

At TML, employee cost increased to Rs.43,869 million in Fiscal 2020 compared to Rs.42,773 million in Fiscal 2019. The employee cost as a percentage of revenue increased to 10.1% in Fiscal 2020 from 6.2% in Fiscal 2019, mainly due to decreased revenues.

Employee costs at TDCV were increased to Rs.9,318 million in Fiscal 2020 as compared to Rs.8,273 million in Fiscal 2019. The increase was mainly on account of voluntary redundancy program resulting in a charge of Rs.1,737 million in Fiscal 2020. This was partially offset by abolishment of certain overtime in Fiscal 2020.

The employee costs at Jaguar Land Rover decreased by 14.6% to Rs.234,281 million in Fiscal 2020 from Rs.274,339 million in Fiscal 2019 primarily due to leavers under the restructuring program that commenced in the fourth quarter of Fiscal 2019. In GBP terms, employee costs at Jaguar Land Rover decreased to GBP2,568 million in Fiscal 2020 from GBP2,820 million in Fiscal 2019. There were favorable foreign currency translation impacts from GBP to Indian rupees of Rs.4,371 million. Further, a charge of Rs.2,598 million for employee separation costs was taken in Fiscal 2020. The employee costs at Jaguar Land Rover as a percentage of revenue decreased to 11.2% in Fiscal 2020 from 11.7% in Fiscal 2019 in GBP terms. Jaguar Land Rover decreased its year-end headcount by 5.1% in Fiscal 2020 to 39,590 employees from 41,710 employees in Fiscal 2019. Jaguar Land Rover average permanent headcount decreased by 2.6% in Fiscal 2020 to 36,473 employees from 37,434 employees in Fiscal 2019. The average temporary headcount decreased to 3,117 employees in Fiscal 2020 from 4,276 employees in Fiscal 2019.

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

Other Expenses

Other expenses decreased by 8.5% to Rs.601,339 million in Fiscal 2020 from Rs.657,299 million in Fiscal 2019. There was a favorable foreign currency translation of GBP to Indian rupees of Rs.8,723 million pertaining to Jaguar Land Rover. As a percentage of total revenues, these expenses marginally increased to 23.2% in Fiscal 2020 from 22.0% in Fiscal 2019. The major components of expenses are as follows:

				Percentage of Total Revenue
	Year ended March 31,		% Change	Year ended March 31,
	2020	2019		2020	2019
	(Rs. in millions)
Freight and transportation expenses	64,843	78,045	(16.9)	2.5	2.6
Works operation and other expenses	253,777	259,134	(2.1)	9.8	8.7
Publicity	76,142	87,296	(12.8)	2.9	2.9
Allowance for trade and other receivables, and finance receivables	8,131	5,344	52.1	0.3	0.2
Warranty and product liability expenses	109,012	118,921	(8.3)	4.2	4.0
Research and development expenses	41,885	42,246	(0.9)	1.6	1.4
Stores, spare parts and tools consumed	15,007	24,442	(38.6)	0.6	0.8
Processing charges	10,701	16,344	(34.5)	0.4	0.5

1.

Freight and transportation expenses decreased by 16.9% to Rs.64,843 million in Fiscal 2020 due to lower volumes of both at Jaguar Land Rover and Tata Motors Limited. There is favorable foreign currency translation of GBP to Indian rupees of Rs.558 million in Fiscal 2020.

2.

Our works operation and other expenses represented 9.8% and 8.7% of total revenue in Fiscal 2020 and Fiscal 2019, respectively. Other expenses mainly relate to volume-related expenses at Jaguar Land Rover and Tata Motors Limited. On absolute terms, the expenses decreased to Rs.253,777 million in Fiscal 2020 from Rs. 259,134 million in Fiscal 2019. The decrease is due to adoption of IFRS 16 from April 1, 2019, resulting in lease rent expenses now recorded as part of depreciation and amortization and interest cost of Rs. 15,837 million. Engineering expenses increased by 26.0 % to Rs.65,724 million in Fiscal 2020 representing 2.5% of total revenue as compare to Rs.52,160 million in Fiscal 2019. This is mainly increase on account of expenses increased at Jaguar Land Rover. A significant portion of these costs are capitalized and shown under the line item “expenditure capitalized” discussed below.

3.

Publicity expenses were 2.9% of our total revenues in Fiscal 2020 and Fiscal 2019. In addition to routine product and brand campaigns, we incurred expenses relating to new product introduction campaigns in Fiscal 2020, namely the new Evoque, Defender plus Disco Sport and F-Type refreshes at Jaguar Land Rover, and the Altroz at our India operations.

4.

The allowances for finance receivables related to Vehicle Financing segment. These mainly reflect provisions for the impairment of vehicle loans of Rs.6,602 million for Fiscal 2020 as compared to Rs. 3,202 million in Fiscal 2019. In the current year, the Company has incurred higher write offs (full/partial) for stage 3 loans (overdue more than 90 days) for cases which are repossessed and sold or where there is no reasonable expectation of recoveries of the entire or a portion thereof of the customer loan balance. The allowances for trade receivables were Rs.1,529 million in Fiscal 2020 as compared to Rs. 2,142 million in Fiscal 2019, due to better collections.

5.

Warranty and product liability expenses represented 4.2% and 4.0% of our total revenues in Fiscal 2020 and Fiscal 2019, respectively. The warranty expenses at Jaguar Land Rover represented 4.9% of the revenue as compared to 4.2% last year. The increase of Jaguar Land Rover was primarily driven by higher level of warranty campaigns due to TDV6 and updated estimates of costs in relation to existing campaigns during Fiscal 2020. For Tata Motors Limited Indian operations, these represent 1.2% and 1.4% of the revenue for Fiscal 2020 and Fiscal 2019, respectively.

6.

Research and product development costs represent research costs and costs pertaining to minor product enhancements, refreshes and upgrades to existing vehicle models. These represented 1.6% and 1.4% of total revenues for Fiscal 2020 and Fiscal 2019, respectively.

7.	Store, spares parts and tools consumed represent 0.6% of our total revenue in Fiscal 2020 as compare to 0.8% in Fiscal 2019, in line with reduction in revenue.

8.	Processing charges represent 0.4% of our total revenue in Fiscal 2020 as compare to 0.5% in Fiscal 2019, in line with reduction in revenue.

Impairment losses in Jaguar Land Rover

In Fiscal 2019, we took an impairment charge of Rs.278,379 million. We assessed the recoverable amount of Jaguar Land Rover business, which represents a single CGU, as the higher of fair value less cost of disposal (“FVCLD”) and VIU of the relevant assets of the CGU, due to weaker sales and profitability, changes in market conditions, especially in China, and technological disruptions.

Impairment losses in passenger vehicle business

We assessed the recoverable value for the Passenger Vehicle segment of Tata Motors Limited which represent a separate CGU for the Company as at March 31, 2020, due to refresh of its strategy in response to change in market conditions on account of various factors (economic environment, demand forecasts etc.) including COVID 19 pandemic. The recoverable value of Rs.91,203 million was determined by Fair Value less Cost of Disposal (“FVLCD”), which was marginally higher than the VIU of the relevant assets of the CGU. The recoverable amount was lower than the carrying value of the CGU of Rs.95,655 million and this resulted in an impairment charge of Rs.4,455 million recognized for the year ended March 31, 2020.

Provision for Onerous Obligations

During the quarter and year ended March 31, 2020, a provision of Rs.7,770 million has been recognized for certain supplier contracts ranging from 5 to 10 years, which have become onerous, as the Company estimates that it will procure lower quantities than committed and the costs will exceed the future economic benefit.

Impairment losses of assets in subsidiaries

As a result of change in market conditions and demand forecast, we performed an impairment assessment for assets forming part of wholly owned subsidiaries Tata Motors European Technical Centre PLC and Trilix S.r.l. The recoverable amount of these assets were estimated to be lower than their carrying value and this resulted in an impairment charge of Rs.2,975 million and Rs.557 million in TMETC and Trilix, respectively during the year ended March 31, 2020.

Depreciation and Amortization

Our depreciation and amortization expenses decreased by 9.8% in Fiscal 2020, the breakdown of which is as follows:

	Year ended March 31,
	2020	2019
	(Rs. in millions)
Depreciation	104,594	120,828
Amortization	91,873	109,370
Amortization of Leased Assets (RTU)	11,165	—

Total	207,632	230,198

The decrease in depreciation and amortization expenses is mainly due to impairment recognized in the third quarter of Fiscal 2019, along with favorable foreign currency translation from GBP to Indian rupees of Rs.3,346 million pertaining to Jaguar Land Rover. This is partially offset by new product launches, including Evoque, Defender and Discovery sport launched by Jaguar Land Rover and Altroz launched by Tata Motors Limited India operations. Amortization of right to use assets done during Fiscal 2020 on account of adoption of IFRS 16.

Expenditure capitalized

Expenditure capitalized represents employee costs, stores and other manufacturing supplies and other work expenses incurred mainly toward product development projects. Considering the nature of our industry, we continually invest in the development of new products to address safety, emission and other regulatory standards. The expenditure capitalized decreased by 11.0% to Rs.175,034 million in Fiscal 2020 from Rs.196,596 million in Fiscal 2019. The decrease was netted by an unfavorable foreign currency translation impact from GBP to Indian rupees of Rs.2,786 million pertaining to Jaguar Land Rover.

Assets written off/loss on sale of assets and others (net)

We recorded a loss on sale of assets and assets written off of Rs.3,132 million in Fiscal 2020, as compared to Rs.13,187 million in Fiscal 2019. Due to the wind down of operations of our subsidiary at Tata Motors (Thailand) Ltd., assets of Rs.529 million were written off in Fiscal 2019.

Other income (net)

There was a net gain of Rs.16,009 million in Fiscal 2020, as compared to Rs.35,439 million in Fiscal 2019, representing a decrease of Rs.19,430 million.

•

The loss on change in the fair value of commodity derivatives was Rs.6,882 million in Fiscal 2020, as compared to gain of Rs. 848 million in Fiscal 2019, mainly at Jaguar Land Rover primarily due to the increase in commodity prices of major commodities, including aluminum, copper, platinum and palladium.

•	MTM loss on investments fair valued through profit or loss of Rs.3,891 million in Fiscal 2020 primarily driven by fair value reduction of Lyft investment at Jaguar Land Rover.

•	Miscellaneous income decreased by 11.7% to Rs.14,958 million in Fiscal 2020 from Rs.16,942 million in Fiscal 2019.

•	Incentives were Rs.9,739 million in Fiscal 2020 as compared to Rs.10,035 million in Fiscal 2019, mainly due to lower government grants.

•	During the year ended March 31, 2019, Tata Motors Limited sold investment in TAL Manufacturing Solutions Limited to Tata Advanced Systems Ltd and recorded profit of Rs.3,770 million.

•	Profit on sale of investments measured at fair value through profit or loss is Rs.1,873 million in Fiscal 2020. In Fiscal 2019, gain on sale of available-for-sale investments was Rs.1,286 million.

For further details see Note 34 to our consolidated financial statements included elsewhere in this annual report on Form 20-F.

Interest income

Interest income increased to Rs.11,697 million in Fiscal 2020, compared to Rs.7,865 million in Fiscal 2019, stemming from an increased fixed deposit at both Tata Motors Limited and Jaguar Land Rover.

Interest expense

Our interest expense (net of interest capitalized) increased by 26.0% to Rs.72,553 million in Fiscal 2020 from Rs.57,586 million in Fiscal 2019. As a percentage of total revenues, interest expense represented 2.8% and 1.9% in Fiscal 2020 and Fiscal 2019, respectively. The interest expense for Jaguar Land Rover was GBP210 million (Rs.18,984 million) in Fiscal 2020, as compared to GBP111 million (Rs.10,107 million) in Fiscal 2019. The increase in interest expense primarily reflects interest accrued on the EUR500 million 5.875% senior notes and EUR500 million 6.875% senior notes issued in November 2019, offset by interest capitalized. For Tata Commercial Vehicles and Tata Passenger Vehicles, interest expense increased by 12.6% to Rs.53,787 million in Fiscal 2020 from Rs.47,757 million in Fiscal 2019, mainly due to higher borrowings, partially offset by lower interest rates. For the Vehicle Financing business, interest expense increased by 17.7% to Rs.30,793 million in Fiscal 2020 from Rs.26,157 million in Fiscal 2019, mainly due to higher borrowings due to increased business. See Item 5.B “Operating and Financial Review and Prospects—Liquidity and Capital Resources” of this annual report on Form 20-F for additional details on our debt financing arrangements.

Foreign exchange (gain)/loss (net)

We had a net foreign exchange loss of Rs.16,985 million in Fiscal 2020, compared to Rs.5,824 million in Fiscal 2019.

•

Jaguar Land Rover recorded an exchange loss of Rs.12,118 million in Fiscal 2020, as compared to loss of Rs.5,385 million in Fiscal 2019. There was a net exchange loss on senior notes and other borrowings of GBP134 million in Fiscal 2020, as compared to a loss of GBP45 million in Fiscal 2019, mainly due to GBP weakening against U.S. dollars and Euro in Fiscal 2020. There was a gain of GBP20 million in Fiscal 2020, as compared to a loss of GBP66 million in Fiscal 2019, due to fluctuations in foreign currency exchange rates on derivatives contracts that are not hedge accounted and natural hedges of debt, mainly reflecting a stronger U.S. dollar and Euro. Furthermore, this also includes a loss on revaluation of other assets and liabilities of GBP23 million in Fiscal 2020, as compared to a gain of GBP16 million in Fiscal 2019.

•

For India operations, we incurred a net exchange loss of Rs.2,372 million in Fiscal 2020, as compared to loss of Rs.2,262 million in Fiscal 2019, mainly attributable to foreign currency denominated borrowings.

•

There was a net exchange loss on revaluation of foreign currency loans at our subsidiary TML Holdings Pte. Limited of Rs.2,531 million in Fiscal 2020 as compared to a gain of Rs.1,805 million in Fiscal 2019.

Income Taxes

Our income tax expense is Rs.3,645 million in Fiscal 2020 from tax credit of Rs.25,425 million in Fiscal 2019, resulting in consolidated effective tax rates of (3.3%) and 8.0%, for Fiscal 2020 and Fiscal 2019, respectively.

Tax rates applicable to individual entities increased to 23.8% for Fiscal 2020, as compared to 17.2% in Fiscal 2019.

The reasons for significant differences in the Company’s recorded income tax expense of Rs.3,645 million in Fiscal 2020, as compared to credit of Rs.25,425 million in Fiscal 2019, are mainly the following:

•

During Fiscal 2020, Tata Motors Limited, on a standalone basis, did not recognize a deferred tax asset, amounting to Rs.25,817 million on losses, due to the uncertainty of future taxable profit as compared to Rs.1,883 million of minimum alternate tax credit during Fiscal 2019.

•

Furthermore, during Fiscal 2020, deferred tax assets totaling Rs.2,700 million as compared to Rs.2,856 million in Fiscal 2019, were not recognized in certain subsidiaries and joint operations due to uncertainty of realization. However, for certain of the subsidiaries and a joint operation, there was a utilization of unrecognized deferred tax assets of Rs.3,240 million in Fiscal 2020 as compare to Rs.7,016 million in Fiscal 2019.

•

Income tax credit on undistributed earnings of subsidiaries was Rs.856 million in Fiscal 2020, as compared to expense of Rs.1,278 million in Fiscal 2019, mainly due to losses during the year by the China Joint Venture and other subsidiaries.

•

The impact of change in the statutory tax rate is Rs.3,974 million in Fiscal 2020 includes a charge of Rs. 4,146 million (GBP 49.2 million) with respect to JLR UK for the impact of change in the UK statutory tax rate from 17% to 19% on deferred tax assets and liabilities as compared to Rs.4,540 million in Fiscal 2019.

•

Additional deduction for patent, research and product development cost of Rs.2,816 million in Fiscal 2020, as compared to Rs.1,891 million in Fiscal 2019, was mainly due to reduction in research and development claims at Tata Motors Limited on a standalone basis.

•	During Fiscal 2019, previously recognized deferred tax assets were written down on account of impairment of Jaguar Land Rover business of Rs.26,982 million.

For further details see Note 20 to our consolidated financial statements included elsewhere in this annual report on Form 20-F.

Share of profit of equity-accounted investees and non-controlling interests in consolidated subsidiaries, net of tax

In Fiscal 2020, our share of profit of equity-accounted investees reflected a loss of Rs.10,000 million, as compared to profit of Rs.2,095 million in Fiscal 2019. Our share of loss (including other adjustments) in the China Joint Venture in Fiscal 2020 was Rs.10,160 million, as compared to profit of Rs.1,009 million in Fiscal 2019. The losses were mainly due to decrease in volumes and lower tax rebates.

The share of non-controlling interests in consolidated subsidiaries were decreased slightly to Rs.956 million in Fiscal 2020 from Rs.1,015 million in Fiscal 2019.

Net income

Our consolidated net loss in Fiscal 2020, excluding shares of non-controlling interests, is Rs.113,940 million from a loss of Rs.293,143 million in Fiscal 2019. This was mainly the result of the following factors:

•

A loss before other income, interest and tax for Jaguar Land Rover of Rs.6,657 million in Fiscal 2020 as compared to loss of Rs.323,813 million in Fiscal 2019. The decrease in losses was mainly attributable to impairment charge recognized of Rs.278,379 million in the third quarter of Fiscal 2019, reduction in employee cost during Fiscal 2020 primarily due to voluntary early separations that commenced in the fourth quarter of Fiscal 2019 and lower depreciation and amortization expense during Fiscal 2020 mainly due to impairment recognized in third quarter of Fiscal 2019.

•

Earnings Before Other Income, Interest and Tax for Vehicle Financing amounted to Rs.25,766 million in Fiscal 2020, as compared to Rs.21,153 million in Fiscal 2019. This is mainly due to increase in average loan book and upfront recognition of excess interest spread on the direct assignment transaction undertaken during Fiscal 2020.

Offset by

•

Losses before other income, interest and tax for Tata Commercial Vehicles amounted to Rs.7,643 million in Fiscal 2020, as compared to earnings of Rs.34,007 million in Fiscal 2019, primarily due to lower volumes and mix.

•

Losses before other income, interest and tax for Tata Passenger Vehicles amounted to Rs.44,833 million in Fiscal 2020, as compared to Rs.15,842 million in Fiscal 2019, due to decreased sales volume in cars and Utility Vehicle segment.

Recent Accounting Pronouncements

Please refer to Note 2(y) and Note 2(z) to our consolidated financial statements included elsewhere in this annual report on Form 20-F for adopted and yet to be adopted accounting pronouncements as of March 31, 2020.

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

If the recoverable amount of an asset (or CGU) is estimated to be less than its carrying amount, the carrying amount of the asset (or CGU) is reduced to its recoverable amount. If this occurs, an impairment loss is recognized immediately in the income statement. Please refer to Note 17 and 18 to our consolidated financial statements included elsewhere in this annual report on Form 20-F for assumptions used for impairment for Jaguar Land Rover and Passenger Vehicle Business.

Finance receivables

We provide allowances for credit losses in finance receivables based on historical loss experience, current economic conditions and events, the estimated collateral values for repossessed vehicles which includes significant assumptions related to the historical observation period, the correlation of forward looking macro-economic variables in the probability of default and estimated loss given default.

Capitalization of internally generated intangible assets

We undertake significant levels of research and development activities, and for each vehicle program, periodic review is undertaken. We apply judgement in determining at what point in a vehicle programs lifecycle that recognition criteria under accounting standards is satisfied.

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

See Note 39 to our audited consolidated financial statements included elsewhere in this annual report on Form 20-F for additional disclosures on financial instruments related to liquidity, foreign exchange and interest rate exposures and use of derivatives for risk management purposes.

The following table sets forth our short- and long-term debt position:

	As of March 31,
	2020	2019
	(Rs. in millions)
Short-term debt (excluding current portion of long-term debt)	163,625	201,503
Current portion of long-term debt	191,324	150,341
Long-term debt net of current portion	833,048	708,067

Total Debt	1,187,997	1,059,911

During Fiscal 2020 and Fiscal 2019, the effective weighted average interest rate on our long-term debt was 5.9% and 6.9% per annum, respectively. The following table sets forth a summary of long-term debt outstanding as of March 31, 2020.

Details of Long-term debt	Currency	Initial Principal amounts (millions)	Redeemable on	Interest Rate	Amount repaid during year ended March 31, 2020 (Rs. millions)	Outstanding (Rs. millions)
						31-Mar-20	31-Mar-19
Non-convertible debentures	Rs.			Various	38,710	118,995	127,794
Collateralized debt obligations	Rs.			Various	25,930	42,299	30,473
Buyers credit from bank	Various			Various	250	39,750	25,000
Loan from banks / financial institutions	Various			Various	37,097	368,260	279,380
Compulsory convertible Preference shares	Rs.			8.780%		7,786	10,760
Others						2,246	2,155
Senior Notes
Tata Motors Limited	US$	250	due 2024	5.750%		18,609	17,187
Tata Motors Limited	US$	250	due 2025	5.875%		22,700	—
Jaguar Land Rover	US$	500	due 2023	5.625%		37,746	34,464
Jaguar Land Rover	GBP	400	due 2023	3.875%		37,258	36,006
Jaguar Land Rover	GBP	400	due 2022	5.000%		37,253	35,970
Jaguar Land Rover	US$	500	due 2027	4.500%		42,346	34,586
TML Holdings Pte. Limited	US$	300	due 2021	5.750%		22,678	20,792
Tata Motors Limited	US$	500	due 2020	4.625%		19,864	18,049
Jaguar Land Rover	US$	500	due 2020	3.500%	36,320	—	34,687
Jaguar Land Rover	US$	500	due 2019	4.250%	35,740	—	34,713
Jaguar Land Rover	EUR	500	due 2024	5.875%		41,390	—
Jaguar Land Rover	GBP	300	due 2021	2.750%		28,005	27,036
Jaguar Land Rover	EUR	650	due 2024	2.200%		53,984	50,367
Jaguar Land Rover	EUR	500	due 2026	4.500%		41,012	38,989
Jaguar Land Rover	EUR	500	due 2026	6.875%		42,191	—

Total Long-term debt					174,047	1,024,372	858,408

The following table sets forth a summary of the maturity profile for our outstanding long-term debt obligations as of March 31, 2020.

Payments Due by Period[1,2]	Rs. in millions
Within one year	240,735
After one year and up to two years	214,289
After two year and up to five years	547,623
After five year and up to ten years	205,702

Total	1,208,349

1.	Including interest.
2.	As of March 31, 2020, Jaguar Land Rover’s long-term debt obligations were senior notes and loans of Rs.499,606 million.

The following table sets forth our total liquid assets, namely cash and cash equivalents, short-term deposits and investments in mutual funds and money market funds (under other current investment):

	As of March 31,
	2020	2019
	(Rs. in millions)
Total cash and cash equivalents	184,678	215,598
Total short-term deposits	148,295	105,742
Total mutual fund and money market fund investments	108,615	89,374

Total liquid assets	441,588	410,714

These resources enable us to address business needs in the event of changes in credit market conditions. Of the above liquid assets, Jaguar Land Rover held Rs.342,730 million and Rs.341,700 million as of March 31, 2020 and 2019, respectively. Most of Jaguar Land Rover’s liquid assets are maintained in GBP, U.S. dollars and Euro with smaller balances maintained in RMB and other currencies to meet operational requirements in those geographic regions.

We expect to invest over Rs.249,000 million in property, plants and equipment and product development during Fiscal 2021.

We will continue to invest in new products and technologies to meet consumer demand and regulatory requirements and in our manufacturing base in the United Kingdom and overseas. Jaguar Land Rover has invested around GBP1 billion in its manufacturing facility in Nitra, Slovakia with annual capacity of 150,000 units which opened in October 2018 and is currently producing the Land Rover Discovery and the all-new Land Rover Defender (more recently from January 2020). Jaguar Land Rover has also invested around GBP1 billion in its engine manufacturing facility in Wolverhampton, which produces 4 cylinder 2.0-litre Ingenium diesel and gasoline engines as well as the new 6 cylinder 3.0-litre gasoline engine. In January 2019, Jaguar Land Rover announced that next-generation EDUs, will be produced at the company’s EMC in Wolverhampton and in June 2019 Jaguar Land Rover announced that it will develop these next generation EDU’s in collaboration with BMW. In January 2019, Jaguar Land Rover also announced that these EDUs will be powered by batteries assembled at a new Jaguar Land Rover Battery Assembly Centre located at Hams Hall, North Warwickshire. We expect that these investments, together with our other investments, will enable us to pursue further growth opportunities and address competitive positioning. We expect to satisfy our investments out of operating cash flows and cash liquidity available to us as well as additional funding through loans and other debt from time to time, as necessary.

Tata Motors Limited at a consolidated level was Free Cash Flow (which is a non-IFRS measure that equals cash flow from operating activities, less payment for property, plant and equipment and intangible assets) negative of Rs.28,977 million in Fiscal 2020. We expect that with the improvement in business performance in the future, the funding gap will be appropriately addressed.

The following table provides information for the credit rating of Tata Motors Limited for short-term borrowing and long-term borrowing from the following rating agencies as of March 31, 2020: Credit Analysis & Research Limited (“CARE”), Information and Credit Rating Agency of India Ltd. (“ICRA”), Credit Rating Information Services of India Ltd. (“CRISIL”), S&P and Moody’s. A credit rating is not a recommendation to buy, sell or hold securities. A credit rating may be subject to withdrawal or revision at any time. Each rating should be evaluated separately of any other rating:

(as of March 31, 2020)	CARE	ICRA	CRISIL	S&P	Moody’s
Long-term borrowings	AA-	AA-	AA-	B+	Ba3
Short-term borrowings	A1+	A1+	A1+	—	—

In April 2020, S&P revised its credit rating of Tata Motors Limited and in June 2020, Moody’s revised the credit rating of Tata Motors Limited. As of the date of this annual report on Form 20-F, S&P’s credit rating of Tata Motors Limited stands at B and Moody’s credit rating of Tata Motors Limited stands at B1.

We believe that we have sufficient liquidity available to meet our planned capital requirements. However, our sources of funding could be materially and adversely affected by an economic slowdown, as was witnessed in Fiscal 2009, arising due to impact of the COVID-19 pandemic or other macroeconomic factors in India, the United Kingdom, the United States, Europe or China, which are beyond our control. A decrease in the demand for our vehicles could affect our ability to obtain funds from external sources on acceptable terms or in a timely manner.

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

Going concern assessment

The Company’s financial statements have been prepared on a going concern basis.

The Company recorded a net loss of Rs.112,984.1 million and Rs.292,128.1 million for the years ended March 31, 2020 and 2019, respectively, although it generated positive cash flows from operating activities of Rs.266,329.4 million and Rs.188,907.5 million during the same periods. The Company also had a net current liability position as of March 31, 2020 and 2019.

The Company has adopted going concern basis following a rigorous assessment of the financial position and forecasts of the Company for a period of at least eighteen months from the date of these financial statements.

The Company assessed its planned capital expenditures, debt repayments and refinancing as well as working capital requirements over this period, including the need for additional capital. In making this assessment, careful consideration has been given to the impact of COVID19 pandemic, in recognition of the impact it has had on the global economy and automotive industry. The impact has been significant, requiring temporary plant and retailer shutdowns, thereby impacting production and sales, and creating substantial uncertainty over the timeframe for economies and the automotive industry to recover. The Company has adopted various mitigating measures including rigorous cost and investment controls to conserve cash as much as possible considering these uncertainties.

As at March 31, 2020, the Company has sufficient liquidity, with cash and cash equivalents of Rs.184,678.0 million, short term deposits of Rs.148,294.8 million, current investments of Rs.108,615.3.million and undrawn credit facilities of Rs.218,366 million. In addition, during the year ended March 31, 2020, Tata Sons Private Limited subscribed to an aggregate of Rs.34,700.0 million warrants issued by the Company, of which Rs.8,675 million was received during the year. The balance amount of Rs.26,025.0 million, which will be due on exercise of options attached to warrants to subscribe for Ordinary Shares of the Company, will bring in further liquidity to the Company. Tata Sons Private Limited, as promoter of the Company, will provide financial support to help the Company meet its liquidity needs and covenants under the borrowing agreements with lenders until at least March 31, 2022.

Further, subsequent to the year end, the Company has raised additional long-term borrowings of Rs.40,000 million and a subsidiary in Singapore has refinanced a GBP 190 million (Rs. 17,631.7 million) loan with long term credit enhanced notes and a five year term loan. Jaguar Land Rover also increased an existing short-term working capital facility from GBP100 million (Rs.9,354 million) to GBP163 million (Rs.15,246 million) and a three year syndicated revolving loan facility for RMB 5 billion (Rs.52,379.4 million) in China. A wholly-owned Chinese subsidiary completed a GBP 170 million (Rs.15,901million) equivalent one-year loan with a Chinese bank. Such GBP 170 million (Rs.15,901 million) equivalent loan was then repaid in June and replaced with a new three-year GBP 567 million (Rs.53,034 million) equivalent facility with a syndicate of five Chinese banks. The GBP 567 million (Rs.53,034 million) equivalent syndicated loan is subject to an annual review customary in the Chinese banking market and a profitability and leverage covenant applicable only to JLR’s Chinese subsidiary, which are not expected to be breached in any of the scenarios tested. Both TML and JLR have a strong track record of raising funding in the bond and financing markets hence it is expected that TML and JLR will have opportunities to secure new funding in the future as evidenced by the completion of the GBP 567 million (Rs.53,034 million) Chinese syndicated loan in June 2020.

On June 30, 2020, the Company notified one of its Indian lenders on its US$425 million loan facility that as at June 30, 2020, the Company failed to maintain one of the financial ratios under the terms of the loan facility. On July 30, 2020, the Company received confirmation from the lender that it has approved an increase in such threshold and has given a waiver of the Company’s failure to maintain this ratio for Fiscal 2021. In the event the Company breaches any of the financial covenants in its financing agreements, the outstanding amounts due under such financing agreements could become due and payable immediately and/or result in increased costs. A default under one of these financing agreements may also result in cross-defaults under other financing agreements and result in the outstanding amounts under such other financing agreements becoming due and payable immediately. The Company will continue to monitor compliance with its financial covenants on all of its borrowings on an ongoing basis and has considered the risk of such defaults, including cross defaults, during the forecast period and expects to meet all of its financial covenants during the forecast period based on the financial support from Tata Sons.

The Company’s management expects that the Company will be able to secure additional funding facilities over the assessment period to increase available liquidity, considering the strong track record of raising funding in the bond and financing markets.

Considering the uncertainties in the economic outlook and recovery of the automotive sector, the Company’s management has developed cash flow and balance sheet forecasts. In evaluating the forecasts, the Company has taken into consideration both the sufficiency of liquidity to meet our financial obligations as they fall due as well as the potential impact on compliance with financial covenants during the forecast period. These forecasts indicate that the Company will have sufficient liquidity to operate and discharge its liabilities as they become due, taking into account (i) cash generated from operations, (ii) controllable mitigating actions pertaining to JLR such as deferral of non-essential capital and product development expenditure, further reductions of discretionary marketing spend and warranty goodwill payments, (iii) the funding facilities existing on the date of authorization of these financial statements and as at March 31, 2020, including the presently undrawn revolving credit facilities, (iv) the exercise of options by Tata Sons Private Limited and (v) the financial support from Tata Sons Private Limited to help the Company meet its liquidity needs and covenants under the borrowing agreements with lenders until at least March 31, 2022.

In developing these forecasts, the following key assumptions and scenarios were considered for the key components:

Key assumptions considered for Tata Motors Limited business

Expected future cash flows from operating activities and capital expenditure is based on the under mentioned key assumptions in the business projections:

•

Revenues based on latest total industry forecasts/estimates. Indian automobile industry volume forecast of about 2.78 million units and 3.18 million units for the financial years ending March 31, 2021 and 2022, representing decreases of about 21% and 9%, respectively, compared to year ended March 31, 2020 industry volumes of about 3.50 million units. A decrease in Tata Motors Limited volumes is less for the years ending March 31, 2021 and 2022, compared to the industry assumptions referenced.

•

Reduction in capital expenditure considering the macroeconomic environment by suspending certain programs. Estimated capital expenditure for the year ending March 31, 2021 is Rs.15,000 million for Tata Motors Limited.

•

Working capital cash inflows due to lower levels of inventory and trade receivables along with increase in acceptances with more suppliers or vendors opting for the same resulting in a net cash inflow of Rs.15,000 million in the year ending March 31, 2021 as compared to years ended March 31, 2020.

Key assumptions for Jaguar Land Rover business

In developing the forecasts, JLR estimated future cash flows from operating activities and capital expenditure is based on the under mentioned key assumptions in the business projections, including three scenarios: 1) base case, 2) severe and 3) extremely severe.

Scenario 1: Base Case

The base case scenario assumes:

•

A global industry volume forecast of about 71 million units for calendar year 2020 and 81 million units for 2021, representing decreases of about 21% and 10% respectively compared to 2019 industry volumes of about 90 million units based on a number of external industry volume forecasts. A decrease in JLR wholesale volumes is greater for Fiscal 2021 and less for Fiscal 2022 as compared to the industry assumptions referenced.

•

Investment, inventory and cost improvements are broadly consistent with the Project Charge target of GBP 1.5 billion (Rs.140,302 million) described above in Fiscal 2021. A target for Project Charge has not been set for Fiscal 2022 and so not all of the savings in Fiscal 2021 are assumed to continue at the same level in Fiscal 2022 for the purposes of this going concern analysis.

Scenario 2: Severe Scenario

The severe scenario assumes:

•

Industry volumes of about 55 million units for calendar year 2020 and about 65 million units for calendar year 2021, representing decreases of about 39% and 28% respectively compared to calendar year 2019. This represents a more L shaped recovery from the COVID-19 pandemic, based on selected external industry downside forecasts. The decline in JLR wholesale volumes for Fiscal 2021 and Fiscal 2022 is broadly similar to the assumed industry decline referenced.

•

Investment, inventory and cost improvements are broadly consistent with Project Charge targets indicated above but is expected to increase by about 15% in Fiscal 2021 and about 5% in Fiscal 2022 to partially mitigate the lower volumes in this scenario.

Scenario 3: Extremely Severe Scenario

An extremely severe scenario was assessed which is the same as Scenario 2 but with the following further sensitivities applied:

•	A further volume reduction of about 5% in Fiscal 2021 resulting in JLR wholesale volumes down about 35% in Fiscal 2021 and about 20% in Fiscal 2022, compared to Fiscal 2020.

•	Partial non-achievement of Project Charge+ targets with respect to inventory and cost savings including material costs, overheads and warranty.

•	Modest incremental supply chain cash impacts results from the COVID-19 pandemic.

•

A hard Brexit resulting in 10% tariffs on UK vehicle exports to EU countries and increased logistics and other associated costs from January 1, 2021 offset partially by the impact of a weaker pound expected in such a scenario.

•	A number of other smaller sensitivities.

In this scenario, JLR has identified a number of “tough choice” mitigating actions within their control that would be implemented to maintain sufficient liquidity in the business to remain a going concern. These actions include further significant reductions in investment spending, reductions in fixed marketing and other marketing related costs, and certain other discretionary costs.

Conclusion

Based on the evaluation described above, the Company’s management believes that the Company has sufficient funding available to it at the date of approval of these financial statements and that it will be able to continue as a ‘going concern’ in the foreseeable future and for a period of at least eighteen months from the date of these financial statements. Accordingly, the financial statements do not include any adjustments regarding the recoverability and classification of the carrying amount of assets and classification of liabilities that might result, should the Company be unable to continue as a going concern.

Long-term funding

In order to refinance our existing borrowings and support our long-term funding needs, we continued to raise funds during Fiscal 2019 and Fiscal 2020. In the past, we issued convertible notes that were convertible into equity or repayable on maturity. Details of major funding during Fiscal 2016 through Fiscal 2020 are provided below.

In December 2011, Jaguar Land Rover entered into a committed revolving credit facility of GBP710 million for three and five years with a syndicate of banks. In July 2013, Jaguar Land Rover amended and restated the facility to GBP1,250 million at more favorable pricing and terms and conditions, which was subsequently upsized to GBP1,290 million. On July 29, 2015, Jaguar Land Rover refinanced the facility using a new facility agreement with a syndicate of 29 banks, increasing the size to GBP1.8 billion, all maturing in five years (2020), and subsequently upsized the facility to GBP1.87 billion in September 2015 by adding another bank under the accordion condition. Jaguar Land Rover is subject to certain customary financial and other covenants under this facility. This facility has been amended and extended in July 2017 to expire in July 2022 with GBP1,935 million committed and fully undrawn as of March 31, 2020. Under the amended and extended facility, Jaguar Land Rover is no longer subject to financial covenants (for example, the interest cover covenant is now removed), but other non-financial covenants remain.

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

During Fiscal 2016, TMFHL issued 43,400,000 privately-placed, cumulative non-participating compulsory convertible preference shares of Rs.100, each convertible after seven years, which qualified as tier 1 capital. Tata Motors Limited has exercised the call option and have subscribed entirely by April 2019. Further, TMFHL, and its subsidiary, TMFSL, issued non-convertible debentures (“NCDs”) and raised Rs.22,140 million. Bank borrowings through secured and unsecured term loans continued to remain as the major source of funds for long-term borrowing. During Fiscal 2016, Rs.23,250 million was raised.

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

During Fiscal 2017, TMFHL, and its subsidiaries, TMFL and TMFSL, issued NCDs and raised Rs.3,161 million. Bank borrowings through secured and unsecured term loans continued to remain as the major source of funds for long-term borrowing, and during Fiscal 2017, Rs.2,625 million was raised. Overall during Fiscal 2017 for the TMF group, the long-term debt (net) decreased by Rs.609 million.

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

During fiscal 2020, Tata Motors Limited allotted 201,623,407 Ordinary Shares at a price of Rs.150 per Ordinary Share aggregating to Rs.30,244 million and 231,333,871 Convertible Warrants (‘Warrants’), each carrying a right to subscribe to one Ordinary Share per Warrant, at a price of Rs.150 per Warrant (‘Warrant Price’), aggregating to Rs. 34,700 million on a preferential basis to Tata Sons Private Limited. An amount equivalent to 25% of the Warrant Price was paid at the time of subscription and allotment of each Warrant and the balance 75% of the Warrant Price shall be payable by the Warrant holder against each Warrant at the time of allotment of Ordinary Shares pursuant to exercise of the options attached to Warrant(s) to subscribe to Ordinary Share(s). The warrants can be exercised within 18 months from the date of allotment. The amount of Rs.38,919 million has been received and is being utilized for repayment of debt, meeting future funding requirements and other general corporate purposes of the Company and its subsidiaries, As at March 31, 2020, an amount of Rs. 27,619 million has been utilized.

During Fiscal 2020, the Tata Motors Limited raised unsecured term loans amounting to Rs.15,000 million from Banks for general corporate purpose and funding capital requirements. Tata Motors Limited raised unsecured, rated, listed NCD’s amounting to Rs.10,000 million for utilization towards capital expenditure including intangibles, refinancing of existing indebtedness and other general corporate purpose. In November 2019, Tata Motors Limited issued USD 300 million bonds due 2025 at coupon rate of 5.875% for funding capital requirements and other permitted use as per External Commercial Borrowings (“ECB”) guidelines.

In October 2019 Jaguar Land Rover Automotive plc completed and drew down in full a GBP625 million five-year amortizing loan facility backed by a GBP500 million guarantee from UK Export Finance (“UKEF”). In addition, the Company signed a new GBP100 million working capital facility for fleet buybacks in October 2019, fully drawn in November 2019.

In November 2019, Jaguar Land Rover Automotive Plc issued EUR€500 million senior notes due in 2024 at a coupon of 5.875% per annum and EUR300 million senior notes due in 2026 at a coupon of 6.875% per annum and an additional EUR200 million of senior notes in December 2019 due in 2026 also at a coupon of 6.875% per annum (the EUR300 million and EUR200 million senior notes due in 2026 are part of the same series of senior notes). The proceeds were for general corporate purposes, including support for Jaguar Land Rover’s ongoing growth and capital spending requirements.

In November 2019, the US$500 million senior notes with a coupon of 4.250% issued by Jaguar Land Rover Automotive Plc in November 2014 matured and were fully repaid.

In March 2020, the US$500 million senior notes with a coupon of 3.500% issued by Jaguar Land Rover Automotive Plc in March 2015 matured and were fully repaid. In addition, in March 2020 GBP52 million of the loan by a guarantee from the UKEF amortized and was repaid with GBP573 million of the loan outstanding at 31 March 2020.

During Fiscal 2020, TMFHL and its subsidiaries, raised Rs.22,700 million by issuing NCDs (including subordinated debt and perpetual NCDs). Total issuance through subordinated debt and hybrid perpetual NCDs was Rs.5,500 million. Bank borrowings including ECB’s continued to be a major source of funds for long-term borrowing and raised Rs.43,204 million during fiscal 2020.

Post March 31, 2020, Tata Motors Finance Group (“TMF Group”) raised Rs.16,250 million through secured, rated, listed NCD’s. Tata Motors Finance Group has also received sanction of Rs.9,000 million through secured term loan from banks for business purposes. TMF Group has also done direct assignment of 2,626 million as part of alternative source of raising funds and in line with the group strategy of Asset Lite model. TMF Group has been raising short term and long term funds on an continuous basis to ensure adequate liquidity, compliance with Asset Liability Management requirements and meeting funds requirements as per business plans.

Post March 31, 2020, Tata Motors Limited raised Rs.10,000 million through secured, rated, listed NCD’s. Tata Motors Limited also raised Rs.30,000 million through secured term loan for utilization towards capital expenditure including intangibles, refinancing of existing indebtedness and other general corporate purposes. Jaguar Land Rover (China) Investment Co. Ltd has signed a RMB 5 billion unsecured three year revolving loan facility with a syndicate of five Chinese banks. We plan to refinance and raise long-term funding through borrowings or equity issuances, on the basis of review of business plans, operating results and covenant requirements of our existing borrowings.

Short-term funding

We fund our short-term working capital requirements with cash generated from operations, overdraft facilities with banks, short- and medium-term borrowings from lending institutions, banks and commercial paper. The maturities of these short-term and medium-term borrowings and debentures are generally matched to particular cash flow requirements. We had borrowings of Rs.163,625 million and Rs.201,503 million as of March 31, 2020 and 2019, respectively.

Our working capital limit for our India operations is Rs.100,000 million. The working capital limit is secured by hypothecation of existing current assets of Tata Motors Limited, including stock of raw material, stock in process, semi-finished goods, stores and spares not relating to plants and machinery (consumable stores and spares), bills receivables and book debts, including vehicle financing receivables and all other moveable current assets, except cash and bank balances, loans and advances of Tata Motors Limited, both present and future. The working capital limit is renewed annually for Tata Motors Limited. Tata Motors Limited currently has Rs.15,000 million revolving credit facility which remained undrawn as of March 31, 2020.

As of March 31, 2020, Jaguar Land Rover Limited had sold receivables of GBP392 million equivalent under their US$700 million committed invoice discounting facility. Under the terms of this facility receivables are accounted as sold (through trade receivables in working capital) and therefore not accounted as debt under IFRS. GBP114 million was repaid against a previous working capital facility (accounted as debt that matured within Fiscal 2020). In November 2019 Jaguar Land Rover Limited drew down fully on a new GBP100 million secured working capital facility for fleet buybacks.

As at March 31, 2020 the unutilized working capital limits for Tata Motors Limited were at Rs 48,038 million. The unutilized revolving credit facility amounted to Rs 15,000 million for Tata Motors Limited. For Jaguar Land Rover, the unutilized revolving credit facility was GBP1,935 million.

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

We monitor compliance with our financial covenants on an ongoing basis. We also review our refinancing strategy and continue to plan for deployment of long-term funds to address any potential non-compliance. On June 30, 2020, we notified the Indian lender on our US$425 million loan facility that as at June 30, 2020, the Company failed to maintain one of the financial ratio under the terms of the loan facility. On July 30, 2020, the Company received confirmation from the lender that it has approved an increase in such threshold and has given waiver of the Company’s failure to maintain this ratio for Fiscal 2021.

Certain debt issued by Jaguar Land Rover is subject to customary covenants and events of default, which include, among other things, minimum liquidity requirement in the case of the UKEF facility, restrictions or limitations on the amount of cash that may be transferred outside of the Jaguar Land Rover Group in the form of dividends, loans or investments to TML and its subsidiaries. These are referred to as “restricted payments” in the relevant Jaguar Land Rover financing documentation. In general, the amount of cash which may be transferred as restricted payments from the Jaguar Land Rover Group to the Company and its subsidiaries is limited to 50% of its cumulative consolidated net income (as defined in the relevant financing documentation) from January 2011. As of March 31, 2020, the estimated amount that is available for dividend payments, other distributions and restricted payments was approximately GBP4,280 million.

As per S-X Regulations, a company must compute its proportionate share of restricted net assets basis consolidated financials. If the amount of such restriction is more than 25% of the company’s consolidated net assets, then condensed financial information of the parent company has to be presented. As of March 31, 2020, the restricted net assets is less than 25% of the consolidated net assets and hence the disclosure pertaining to parent only financials has not been given.

Cash Flow Data

The following table sets forth selected items from our consolidated statements of cash flows for the periods indicated.

	Rs. in millions
	2020	2019
Net Cash provided by Operating Activities:	266,329	188,908
Net income/(loss) after tax	(112,984)	(292,128)
Adjustments to net income after tax	346,037	570,966
Changes in operating assets and liabilities	51,125	(63,336)
Income tax paid	(17,849)	(26,594)
Net Cash used in Investing Activities	(341,702)	(197,111)
Purchase of property, plants and equipment and intangible assets (net)	(295,306)	(352,363)
Net investment, short-term deposit, margin money and loans given	(63,877)	145,324
Dividend and interest received	17,481	9,928
Net Cash provided by Financing Activities	33,896	88,304
Proceeds from issue of shares and warrants (net of issue expenses)	38,888	—
Dividends paid (including to non-controlling shareholders of subsidiaries)	(569)	(947)
Interest paid	(75,184)	(68,404)
Short-term (net) borrowings (net of debt issuance cost)	(37,276)	31,809
Long-term (net) borrowings (net of debt issuance cost)	108,037	125,846
Net change in cash and cash equivalents	(41,477)	80,101
Cash and cash equivalents, end of the year	184,678	215,598

Fiscal 2020 compared to Fiscal 2019

Cash and cash equivalents decreased by Rs.30,920 million in Fiscal 2020 to Rs.184,678 million from Rs.215,598 million in Fiscal 2019, partially offset by an favorable currency translation of Rs.3,674 million from GBP to Indian rupees. The decrease in cash and cash equivalents (excluding currency translation) resulted from the changes to our cash flows in Fiscal 2020 when compared to Fiscal 2019 as described below. Net cash provided by operating activities totaled Rs.266,329 million in Fiscal 2020, an increase of Rs.77,421 million, as compared to Rs. 188,908 million in Fiscal 2019.

The net loss is Rs.112,984 million in Fiscal 2020 as compared to a loss of Rs.292,128 million in Fiscal 2019. Therefore, the cash flows from operating activities before changes in operating assets and liabilities resulted in a net income of Rs.233,053 million in Fiscal 2020 from income of Rs.278,838 million in Fiscal 2019. The changes in operating assets and liabilities resulted in a net inflow of Rs.51,125 million in Fiscal 2020, as compared to outflow of Rs.63,336 million in Fiscal 2019.

In Fiscal 2020, the net inflow in vehicle finance receivables was Rs.20,208 million as compared outflow of Rs.97,257 million in Fiscal 2019. For Tata Commercial Vehicles and Tata Passenger Vehicles there was an inflow of Rs.643 million in Fiscal 2020 on account of changes in operating assets and liabilities, compared to an outflow of Rs.3,841 million in Fiscal 2019, which was mainly attributable to an increase in other non-current assets by Rs.4,847 million.

For Jaguar Land Rover brand vehicles, there was a net inflow of cash on account of changes in operating assets and liabilities accounting to Rs.30,444 million in Fiscal 2020, as compared to inflow of Rs. 31,146 million in Fiscal 2019. This is mainly due to higher trade payables in Fiscal 2020 as compared to Fiscal 2019.

Income tax paid has decreased to Rs.17,849 million in Fiscal 2020, as compared to Rs.26,594 million in Fiscal 2019, which was primarily attributable to tax payments by Jaguar Land Rover’s foreign subsidiaries in their respective tax jurisdictions.

Net cash used in investing activities totaled Rs.341,702 million in Fiscal 2020, as compared to Rs.197,111 million for Fiscal 2019, an increase of Rs.144,591 million or 73.4%, mainly due to an increase in deposits with banks and financial institutions mainly at Jaguar Land Rover. In Fiscal 2020, payments for capital expenditures at Jaguar Land Rover decreased to Rs.251,388 million from Rs.293,642 million in Fiscal 2019. The capital expenditures were intended to support continued investment in new products at Jaguar Land Rover and manufacturing facilities in the United Kingdom, Austria and Slovakia. Further, in Fiscal 2020, payments for capital expenditures at Tata Commercial Vehicles and Tata Passenger Vehicles decreased to Rs.43,319 million from Rs.49,735 million in Fiscal 2019, mainly due to new products planned for the future, including BSVI.

The following table sets forth a summary of our cash outflow on property, plants and equipment and intangible assets for the periods indicated.

	For the year ended,
	2020	2019
	(Rs. in millions)
Tata Commercial Vehicles and Tata Passenger Vehicles	43,319	49,735
Jaguar Land Rover	251,388	293,642

Our net investment in short-term deposit margin moneys and loans resulted in an outflow of Rs.63,886 million in Fiscal 2020, as compared inflows of Rs.145,324 million in Fiscal 2019. The cash outflows in Fiscal 2020 of Rs.49,919 million as compared to inflow of Rs. 148,603 million in Fiscal 2019, mainly related to higher deposits and lower money market funds realized by Jaguar Land Rover.

Net cash inflow from financing activities totaled Rs.33,896 million in Fiscal 2020, as compared to Rs.88,304 million in Fiscal 2019, mainly due to a decrease in short-term borrowings.

For Tata Commercial Vehicles and Tata Passenger Vehicles, the short-term debt decreased by Rs.27,190 million, whereas long-term debt (net) increased by Rs.52,776 million, due to additional borrowings. There was an increase in debt (short-term and long-term) of Rs.32,709 million in Fiscal 2020 at Vehicle Financing, as compared to Rs.104,612 million in Fiscal 2019.

For Jaguar Land Rover, the short-term debt (net) decreased by Rs.10,275 million and long-term debt (net) increased by Rs.68,943 million in Fiscal 2020, due to new borrowings in Fiscal 2020.

Interest paid was Rs.75,184 million in Fiscal 2020, as compared to Rs.68,404 million in Fiscal 2019. For Jaguar Land Rover, interest paid was Rs.18,633 million in Fiscal 2020, as compared to Rs.19,095 million in Fiscal 2019. For Tata Commercial Vehicles and Tata Passenger Vehicles, interest paid was Rs.25,680 million in Fiscal 2020, as compared to Rs 26,628 million in Fiscal 2019, due to an increase in borrowing in Fiscal 2020. For Vehicle Financing, interest paid was Rs.30,852 million in Fiscal 2020 as compared to Rs.25,051 million in Fiscal 2019. Please see Item 5.B “Operating and Financial Review and Prospects—Liquidity and Capital Resources—Principal Sources of Funding Liquidity—Long-term funding” of this annual report on Form 20-F.

Balance Sheet Data

Below is a discussion of major items and variations in our consolidated balance sheet as of March 31, 2020 and 2019, included elsewhere in this annual report on Form 20-F.

Our total assets were Rs.3,140,802 million and Rs. 2,987,120 million as of March 31, 2020 and 2019, respectively. The increase by 5.1% in assets as of March 31, 2020 takes into account a favorable foreign currency translation from GBP into Indian rupees as described below.

Our total current assets decreased by Rs.32,439 million to Rs. 1,195,836 million or 2.6% as of March 31, 2020, as compared to Rs.1,228,275 million as of March 31, 2019.

Cash and cash equivalents decreased by 14.3% to Rs.184,678 million as of March 31, 2020, compared to Rs.215,598 million as of March 31, 2019, offset by a favorable foreign currency translation of Rs.3,674 million from GBP to Indian rupees. We hold cash and cash equivalents principally in Indian rupees, GBP, Euro, U.S. dollars and Chinese Renminbi. Out of cash and cash equivalents as of March 31, 2020, Jaguar Land Rover held the GBP equivalent of Rs.120,717 million, which consists of surplus cash deposits for future use. As of March 31, 2020, we had short-term deposits of Rs.148,295 million, as compared to Rs.105,742 million as of March 31, 2019, an increase of 40.2%, reflecting an increase in the value of deposits invested over a term of three months or longer at Jaguar Land Rover.

As of March 31, 2020, we had finance receivables, including the non-current portion (net of allowances for credit losses), of Rs.310,791 million, as compared to Rs. 336,247 million as of March 31, 2019, a decrease of 7.6%, primarily due to sale of loan portfolio by way of direct assignment amounting to Rs. 53,039 million where no support is provided to the investors in the form of credit enhancement. Gross finance receivables were Rs.317,304 million as of March 31, 2020, as compared to Rs.344,577 million as of March 31, 2019. Vehicle financing is integral to our automotive operations in India. For further detail see Item 4.B “Information on the Company—Business Overview—Overview of Automobile Operations—Tata Commercial Vehicles and Tata Passenger Vehicles—Tata Commercial Vehicles and Tata Passenger Vehicles—Vehicle Financing.”

Trade receivables (net of allowance for doubtful receivables) were Rs.111,727 million as of March 31, 2020, representing a decrease of 41.2% over March 31, 2019. The decrease was partially offset by a favorable foreign currency translation of Rs.2,317 million from GBP to Indian rupees. Trade receivables for Tata Commercial Vehicles and Tata Passenger Vehicles decreased by 52.1% to Rs.31,024 million as of March 31, 2020 from Rs.64,737 million as of March 31, 2019, primarily on account of lower sales volume due to the COVID-19 pandemic. The trade receivables of Jaguar Land Rover were Rs.75,864 million as of March 31, 2020, as compared to Rs.120,636 million as of March 31, 2019. The past dues for more than six months (gross) increased from Rs.15,161 million as of March 31, 2019 to Rs.17,437 million or 15.0% as of March 31, 2020. These mainly represent dues from government-owned transport undertakings and Passenger Vehicle dealers, for which we are pursuing recovery.

As of March 31, 2020, inventories were at Rs.374,528 million, compared to Rs.390,016 million as of March 31, 2019, a decrease of 4.0%. The decrease in finished goods inventory was Rs.18,823 million from Rs.315,072 million as of March 31, 2019 to Rs.296,249 million as of March 31, 2020, mainly due to a decrease in volumes at both Tata Motors Limited India operations and Jaguar Land Rover business. This decrease was partially offset by a favorable currency translation of Rs.10,430 million from GBP to Indian rupees. In terms of number of days to sales, finished goods represented 42 inventory days in sales in Fiscal 2020, as compared to 39 inventory days in Fiscal 2019.

Our investments (current and non-current investments) decreased to Rs.118,896 million as of March 31, 2020 from Rs.104,358 million as of March 31, 2019, representing an increase of 13.9%. Our investments mainly comprise mutual fund and money market funds investments of Rs.108,615 million as of March 31, 2020, as compared to Rs. 89,663 million as of March 31, 2019. Investments attributable to Jaguar Land Rover were Rs.95,147 million as of March 31, 2020, as compared to Rs.83,678 million as of March 31, 2019, an increase of 13.7%. Tata Motors Limited on standalone basis has investments in mutual funds of Rs.8,853 million as of March 31, 2020, as compared to Rs.11,013 million as of March 31, 2019.

Our other assets (current and non-current) increased by 19.6% to Rs.112,599 million as of March 31, 2020 from Rs.94,151 million as of March 31, 2019. The increase is mainly attributable to pension assets has been recognized for the surplus on the UK defined benefit pension scheme at Jaguar Land Rover consequent to changes in actuarial assumptions causing the defined benefit schemes to move to a net asset position.

Our other financial assets (current and non-current) increased to Rs.114,838 million as of March 31, 2020 from Rs.82,137 million as of March 31, 2019. Derivative financial instruments (representing options and other hedging arrangements, mainly related to the Jaguar Land Rover business) increased to Rs. 46,825 million as of March 31, 2020 from Rs.21,467 million as of March 31, 2019, predominantly due to the strengthening of the GBP compared to Euro and therefore the increasing fair value of derivative contracts. Margin money and cash collateral with banks and deposit with financial institutions increased to Rs.13,001 million as at March 31, 2020 from Rs.9,190 million as at March 31, 2019.

Income tax assets (both current and non-current) increased by 7.2% to Rs.12,963 million as of March 31, 2020 from Rs.12,089 million as of March 31, 2019.

Property, plants and equipment (net of depreciation) increased by 7.0% from Rs.762,303 million as of March 31, 2019 to Rs.815,394 million as of March 31, 2020. The increase is partly due to a favorable foreign currency translation of Rs.18,503 million from GBP to Indian rupees. After adjusting for the foreign currency translation impact, an increase of Rs. 34,587 million mainly includes gross addition of Rs.52,550 million for Discovery Sport tooling’s and facilities and Rs.21,000 million for tooling’s for Defender and addition in building of Rs.28,220 million at Jaguar Land Rover. This is partially offset by depreciation charged during the year for property, plant and equipment and impairment charges taken in Passenger Vehicle business at Tata Motors Limited. We have adopted IFRS 16 with modified retrospective approach, with effect from April 1, 2019. We have recognized Rs.55,836 million as right of use assets and lease liability of Rs.57,798 million as on the date of transition i.e. April 1, 2019.

Goodwill as of March 31, 2020 was Rs.7,771 million, as compared to Rs.7,479 million as of March 31, 2019. The increase was attributable to favorable translation impact pertaining to software consultancy and the services of our subsidiary, Tata Technologies Limited.

Intangible assets increased by 14.5% from Rs.580,556 million as of March 31, 2019 to Rs.664,545 million as of March 31, 2020. This increase is mainly due to gross addition made to the tune of Rs.140,887 million includes major one being Defender 110, which is partially offset by amortization for the year of Rs.91,873 million and impairment charges taken in Passenger Vehicle business at Tata Motors Limited. This increase is also due to a favorable foreign currency translation of Rs.19,213 million from GBP to Indian rupees. As at March 31, 2020, there were product development projects in progress amounting to Rs.245,261 million as compared to Rs.219,714 million as at March 31, 2019.

Carrying value of investments in equity-accounted investees decreased by 17.2% to Rs.44,189 million as at March 31, 2020, from Rs.53,349 million as of March 31, 2019. The value of investments decreased mainly due to loss for the year Fiscal 2020 as compared to profit for Fiscal 2019 from the China Joint Venture.

A deferred tax asset (net) of Rs.15,286 million was recorded in our income statement and liabilities of Rs.16,681 million in other comprehensive income, which mainly includes liability of Rs.13,833 million (including currency translation) toward post-retirement benefits and Rs.3,185 million toward cash flow hedges in Fiscal 2020. The net deferred tax asset of Rs.35,160 million was recorded as of March 31, 2020 as compared to a liability of Rs.36,601 million as of March 31, 2019.

Accounts payable (including acceptances) were Rs.733,385 million as of March 31, 2020, as compared to Rs.791,453 million as of March 31, 2019, a decrease of 7.3%, reflecting a decrease in operations and an unfavorable foreign currency translation of Rs.19,433 million from GBP to Indian rupees.

Other financial liabilities (current and non-current) were Rs.203,067 million as of March 31, 2020, as compared to Rs.133,158 million as of March 31, 2019 (net of an unfavorable currency translation impact of Rs.3,944 million), reflecting liabilities toward vehicles sold under repurchase arrangements, derivative instruments, and interest accrued but not due on loans and lease liabilities. Lease liabilities increased to Rs.59,771 million as of March 31, 2020 from Rs.1,734 million due to adoption of IFRS 16 as on April 1, 2019. Liability toward vehicles sold under repurchasing arrangements increased to Rs.44,834 million as of March 31, 2020 from Rs.42,437 million as of March 31, 2019, due to an increase in the repurchase business at Jaguar Land Rover. Derivative financial instruments (representing options and other hedging arrangements, mainly related to Jaguar Land Rover) increased by 1.8% to Rs.75,365 million as of March 31, 2020 from Rs.74,050 million as of March 31, 2019.

Provisions (current and non-current) increased by 13.7% to Rs.250,659 million as of March 31, 2020 from Rs.220,516 million as of March 31, 2019. Provisions for warranties increased by 10.3% or Rs.17,959 million to Rs.192,972 million as of March 31, 2020, as compared to Rs.175,013 million as of March 31, 2019 at Jaguar Land Rover business, mainly due to higher level of warranty campaign and goodwill warranty provisions (such as campaigns in China) including an unfavorable foreign currency translation impact of Rs.259 million from GBP to Indian rupees Furthermore, provisions for residual risk for Jaguar Land Rover increased to Rs.16,372 million as at March 31, 2020, compared to Rs.3,627 million as at March 31, 2019 due to deterioration in economic indicators and customer behavior in a number of key markets (including the United States, Canada, and Germany) places downward pressure on used vehicle prices for all OEMs.

Other liabilities (current and non-current) decreased by 30.7% to Rs.137,825 million as of March 31, 2020, as compared to Rs.198,928 million as of March 31, 2019. Employee benefit obligations decreased by 94.4% to Rs.3,416 million as of March 31, 2020, as compared to Rs.61,101 million as of March 31, 2019, mainly pertaining to the Jaguar Land Rover pension plan, consequent to changes in actuarial assumptions causing the defined benefit schemes to move to a net asset position.

Our total debt was Rs.1,187,997 million as of March 31, 2020, as compared to Rs.1,059,911 million as of March 31, 2019, an increase of 12.1%, including an unfavorable currency translation of Rs.16,489 million from GBP to Indian rupees. Short-term debt (including the current portion of long-term debt) increased by 0.9% to Rs.354,949 million as of March 31, 2020, as compared to Rs.351,844 million as of March 31, 2019. Long-term debt (excluding the current portion) increased by 17.7% to Rs.833,048 million as of March 31, 2020 from Rs.708,067 million as of March 31, 2019. Long-term debt (including the current portion) increased by 19.3% to Rs.1,024,372 million as of March 31, 2020 as compared to Rs.858,408 million as of March 31, 2019. Please see Item 5.B “Operating and Financial Review and Prospects—Liquidity and Capital Resources—Principal Sources of Funding Liquidity—Long-term funding” for further details.

Total equity was Rs.598,554 million as of March 31, 2020 and Rs.558,067 million as of March 31, 2019, respectively.

Equity attributable to shareholders of Tata Motors Limited increased from Rs.552,739 million as of March 31, 2019 to Rs.590,320 million as of March 31, 2020, mainly due to reduction in losses and additional shares issued for Fiscal 2020. Our other components of equity reflected a gain of Rs.6,357 million as of March 31, 2020, as compared to a loss of Rs.33,368 million as of March 31, 2019. We accounted for an actuarial gains/loss (net) gain of Rs.74,328 million in respect of pension obligations as of March 31, 2020. In Fiscal 2020, a gain of Rs.19,586 million on cash flow hedges (net) is recorded in comprehensive income. There was also a gain in currency translation differences of Rs.23,057 million.

The Ratio of Net Debt to Shareholders’ Equity (total debt less cash and cash equivalents, mutual funds—current and money market funds divided by total shareholders’ equity) under IFRS increased from 1.4 as of March 31, 2019 to 1.5 as of March 31, 2020. Details of the calculation of this ratio are set forth in Exhibit 7.1 to this annual report on Form 20-F.

The following table sets forth our contingent liabilities as of the dates indicated.

	As of March 31,
	2020	2019
	(Rs. in millions)
Income tax	6,028	5,410
Excise duties	6,658	10,240
Sales tax	9,634	12,841
Other taxes and claims[1]	7,256	4,516

Total	29,576	33,007

1.	Other taxes and claims include claims by other revenue authorities and distributors. See Item 4.B “Information on the Company—Business Overview—Legal Proceedings” of this annual report on Form 20-F.

Rs.125,033 million and Rs.120,968 million in Fiscal 2020 and Fiscal 2019, respectively, represent executory contracts on capital accounts otherwise provided for.

Under the joint venture agreement for the China Joint Venture, we are committed to contributing RMB5,000 million of capital toward our share of capital in the joint venture. As of March 31, 2020, we had an outstanding commitment of approximately RMB1,525 million (Rs. 16,200 million).

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

Capital Expenditures

Capital expenditures totaled Rs.302,945 million, Rs.342,236 million and Rs.415,103 million during Fiscal 2020, Fiscal 2019 and Fiscal 2018, respectively. Our automotive operations accounted for a majority of such capital expenditures. We currently plan to invest over Rs.249 billion in Fiscal 2021 in new products and technologies. Please see Item 5.B “Operating and Financial Review and Prospects—Liquidity and Capital Resources” of this annual report on Form 20-F for additional details.

Our capital expenditures in India during Fiscal 2020 related mostly to (i) the introduction of new products, such as the Tata Altroz, Nexon EV and Tata Harrier facelift version 2020, (ii) the development of planned future products and technologies, and (iii) quality and reliability improvements aimed at reducing operating costs.

Capital expenditures for Jaguar Land Rover mainly included expenditures for the global launches of the all-new Land Rover Defender, the refreshed Land Rover Discovery Sport, the refreshed Jaguar XE and the refreshed Jaguar F-TYPE, product development costs for various other future products and other investments manufacturing and technology, including the production of the new 6 cylinder Ingenium 3.0-litre gasoline engine and the development and manufacture of next generation EDU’s at the EMC in Wolverhampton, UK as well as to support battery assembly at Jaguar Land Rover’s plant located at Hams Hall, in North Warwickshire, UK.

Jaguar Land Rover opened a manufacturing plant for the China Joint Venture in Changshu, China in October 2014 and began manufacturing the Range Rover Evoque there shortly thereafter. Manufacture of the Land Rover Discovery Sport commenced in the third quarter of Fiscal 2016, followed by the long wheel-base Jaguar XFL in the first half of Fiscal 2017, which went on sale in September 2016 and the long wheel-base Jaguar XEL which went on sale in December 2017 and more recently the Jaguar E-PACE which went on sale from the China Joint Venture in September 2018. Jaguar Land Rover and Chery invested approximately RMB10.9 billion in the first phase of the project, which was used to establish the manufacturing plant, a research and development center and an engine production facility. Jaguar Land Rover invested approximately RMB3.5 billion of equity capital in the China Joint Venture, representing 50% of the share capital and voting rights of the joint venture company. Additional manufacturing capacity has since been added. In Fiscal 2020, a GBP67 million equivalent dividend was received from the China Joint Venture which was immediately re-invested into the China Joint Venture.

We continue to focus on development of new products for our various markets. Through Jaguar Land Rover, we continue to make investments in new technologies through its research and development activities to develop products that meet the requirements of the premium market, including developing sustainable technologies to improve fuel economy and reduce carbon dioxide emissions, such as the application of PHEVs, now available in the Range Rover and Range Rover Sport with PHEV’s versions of the Range Rover Evoque and Land Rover Discovery Sport recently launched, and battery electric technologies, as applied in Jaguar Land Rover’s first battery electric vehicle and the Jaguar I-PACE.

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

None.

F. Tabular Disclosure of Contractual Obligations

The following table summarizes payments due under significant contractual commitments as of March 31, 2020:

	Payment due by period
	(Rs. in millions)
Type	Total	Less than 1 year	1 to 3 years	3 to 5 years	More than 5 years
Long-term debts[1]	1,024,372	240,735	435,067	326,846	205,702
Lease Liabilities[1]	59,771	13,127	19,414	14,264	49,121
Capital commitments	128,947	128,426	506	15	—
Purchase commitments	191,656	63,014	61,158	30,899	36,585
Other liabilities	281,121	193,197	81,892	14,795	4,176
Provisions	250,659	103,461	105,214	24,767	17,211

Total	1,936,525	741,960	703,251	411,586	312,795

1.	Includes interest.

G. Safe Harbor

See the section entitled “Cautionary Note on Forward-looking Statements” at the beginning of this annual report on Form 20-F.

Item 6.	Directors, Senior Management and Employees

A. Directors and Senior Management

Board of Directors

Under the Articles of Association, the Company cannot have fewer than three or more than fifteen Directors. During Fiscal 2020, the Board comprised of six Directors. The Company’s Directors are not required to hold any Shares by way of qualification.

Under the Articles of Association, the board of directors of Tata Steel, which owns, as of June 30, 2020, 0.0032% of Ordinary Shares and none of the ‘A’ Ordinary Shares of the Company, has the right to nominate one Director to the Board.

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

As of June 30, 2020, the Directors and senior management of the Company, in their sole and joint names, beneficially held an aggregate of 2,20,000 Ordinary Shares (approximately 0.007% of our issued share capital) and no ‘A’ Ordinary Shares of the Company.

The following table provides information about the Directors, executive officers and Group Chief Financial Officer of the Company, as of June 30, 2020:

Name	Position	Date of birth/ business address [1]	Year appointed as Director, executive officer or Group Chief Financial Officer	Expiration of term	Ordinary Shares beneficially owned as of June 30, 2020 [2]	‘A’ Ordinary Shares beneficially owned as of June 30, 2020 [2]
Mr. N. Chandrasekaran	Non-Executive Chairman	June 2, 1963	2017	2033	2,00,000	—
Mr. O. P. Bhatt	Independent Director	March 7, 1951	2017	2022	—	—
Ms. Hanne Sorensen	Independent Director	September 18, 1965	2018	2023	—	—
Ms. Vedika Bhandarkar	Independent Director	December 19, 1967	2019	2024	—	—
Sir. Ralf Speth[3]	Non-Executive Director	September 9, 1955	2010	2020	—	—
Mr. Guenter Butschek	CEO and Managing Director	October 21, 1960	2016	2021	—	—
Mr. P. B. Balaji	Group Chief Financial Officer	September 9, 1969	2017	2029	20,000	—

1.

The business address of each of the Company’s Directors, executive officers and Group Chief Financial Officer, other than as described immediately below, is Bombay House, 24 Homi Mody Street, Mumbai — 400001. The business address of the business address of Mr. O.P. Bhatt is 3, Ground Floor, Seagull, Carmichael Road, Mumbai 400 026; the business address of Ms Hanne Sorensen is Esplanaden 5, 3rd Floor, Copenhagen 1263 K, Denmark; the business address of Ms. Vedika Bhandarkar is B-8, Sea Face Park, 50, Bhulabhai Desai Road, Mumbai 400026 and the business address of Sir Ralf Speth is Jaguar Land Rover, Abbey Road, Whitley, Coventry, CV3 4LF, United Kingdom.

2.	Each of the Company’s Directors, executive officers and Group Chief Financial Officer beneficially owned less than 1% of the Company’s Shares as of June 30, 2020.

3.	Subject to retirement by rotation and eligible for re-election by the members at the annual general meeting of Tata Motors Limited in 2020, pursuant to the provisions of the Companies Act.

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

Mr. Chandrasekaran was a director on the board of India’s central bank, the Reserve Bank of India, from 2016 till March, 3 2020. He also serves on the board of directors of Tata Steel Limited, TCS Foundation, the Indian Hotels Company Limited, the Tata Power Company Limited, Tata Consumer Products Limited, Jaguar Land Rover Automotive Plc, Tata Limited and TCS. He is also the Chairman of the Society and Board of Governor of the Indian Institute of Management—Lucknow, a member on the Court of the Indian Institute of Science – Bangalore, International Advisory Council of the Bocconi University - Milan and on the International Advisory Board of the Singapore Economic Development Board.

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

He was appointed as an Independent Director of Tata Motors Limited with effect from May 9, 2017.

Ms. Hanne Sorensen

Ms. Hanne Birgitte Sorensen is a Danish national and holds an MSc in Economics and Management from the University of Aarhus. During the period 1994-16, she was engaged in various roles within the A.P.Moller – Maersk A/S Group in Denmark, a conglomerate comprising of eight main companies, primarily specializing in the energy and transportation segment, inter alia designated:

•	From 2014-16 as the CEO of Damco, the Hague, Netherlands, a Supply Chain Management company specializing in retail, lifestyle, FMCG, technology and chemicals;

•	From 2012-13 as the CEO of Maersk Tankers, Copenhagen, the world’s largest product tanker company; and

•	From 2008-12 as the Senior Vice President and Chief Commercial Officer of Maersk Line, Copenhagen, the world’s largest container shipping company.

Ms. Sorensen is presently on the board of directors and committees thereof of Delhivery Private Limited, LafargeHolcim Limited, Ferrovial S.A., Jaguar Land Rover Automotive Plc, Tata Consultancy Services Limited, Sulzer Limited, Jaguar Land Rover Holdings Limited and Jaguar Land Rover Limited.

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

Ms. Bhandarkar holds an MBA from the Indian Institute of Management, Ahmedabad and B.Sc from the MS University. Ms. Bhandarkar is presently on the board of directors and committees thereof of Tata Sky Limited, Tata Investment Corporation Limited, TMF Holdings Limited, Tata Motors Finance Limited, Tata Motors Finance Solutions Limited, and Foundation of Accessible Aquanir and Sanitation.

She was appointed as an Independent Director of Tata Motors Limited with effect from June 26, 2019.

Sir Ralf Speth

Sir Speth was appointed to the post of CEO of Jaguar Land Rover Automotive Plc on February 18, 2010. He is a member of the board of directors of Jaguar Land Rover Automotive Plc. Dr. Speth earned a degree in Engineering from Rosenheim University and holds a Doctorate in Mechanical Engineering and Business Administration from Warwick University. He has also been awarded a Fellowship of the Royal Academy of Engineering.

Having served BMW for 20 years, Dr. Speth joined Ford Motor Company’s Premier Automotive Group and served as Director of Production, Quality and Product Planning. He holds directorship in Tata Sons Private Limited, Jaguar Land Rover Limited, Jaguar Land Rover Holdings Limited, Jaguar Racing Limited, Spark44 (JV) Limited, ACEA, Bladon Jets, Confederation of British Industry, British American Business and the Society of Motor Manufacturers and Traders Limited and Jaguar Land Rover Ventures Limited.

He was appointed as a Non-Executive and Non-Independent Director of Tata Motors Limited with effect from November 10, 2010. Sir Speth’s valuable contribution to the Company is greatly appreciated. It was announced on July 28, 2020 that, with effect from September 10, 2020, Mr. Thierry Bolloré will succeed Sir Speth as the CEO of Jaguar Land Rover Automotive Plc. Mr. Thierry Bolloré will be appointed as a Non-Executive Director of the Company.

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

Mr. Butschek graduated from the University of Cooperative Education Stuttgart, Germany with a degree in business administration and economics. Mr. Butschek also serves on the boards of some of Tata Motors Limited’s subsidiaries and affiliates, namely, TMF Holdings Limited, Tata Technologies Limited, Tata Daewoo Commercial Vehicles Limited, Tata Motors European Technical Centre Plc, Tata Hitachi Construction Machinery Company Private Limited and Tata Cummins Pvt. Limited.

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

Mr. Balaji is a Mechanical Engineer from IIT Chennai and has a PGDM from IIM Kolkata. Mr. Balaji was awarded the Best CFO in FMCG and Best CFO for “Creating Shared Value” by YES Bank – BW Business World as also All Asia 2017 award for Best CFO in Consumer by Institutional Investor. Mr. Balaji also serves on the boards of some of Tata Motors Limited’s subsidiaries, namely, Jaguar land Rover Automotive Plc, Tata Motors Finance Limited, Tata Motors Finance Solutions Limited, TMF Holdings Limited and Tata Technologies Limited.

B. Compensation

The following table provides the annual compensation paid/accrued to the Company’s Directors, executive officers and Group Chief Financial Officer in Fiscal 2020. For full-time Directors, the retirement benefits exclude the provision for encashable leave, and gratuity as a separate actuarial valuation is not available. The Company has not issued any stock options to its Directors.

Name	Position	Remuneration[1] (in Rs.)
Mr. N. Chandrasekaran [2]	Non-Executive Chairman	480,000
Mr. Nasser Munjee 3 11 15	Independent Director	5,476,000
Mr. V. K. Jairath 4 15	Independent Director	1,810,000
Ms. Falguni Nayar 5 15	Independent Director	480,000
Mr. Om Prakash Bhatt [6]	Independent Director	1,280,000
Ms. Hanne Sorensen [7] [11]	Independent Director	6,340,000
Ms. Vedika Bhandarkar[8]	Independent Director	3,970,000
Sir Ralf Speth [9] [11]	Non-Executive Director	400,986,000
Mr. Guenter Butschek [10] [11] [14]	CEO and Managing Director	192,778,000
Mr. P. B. Balaji [11] [13]	Group Chief Financial Officer	102,355,000
Mr. Satish Borwankar 11 12	Executive Director and COO	30,167,000

1.

Includes salary, allowance, taxable value of perquisites, commission and our contribution to provident fund and superannuation fund for the CEO and Managing Director, Executive Directors and the Group Chief Financial Officer, and sitting fees or directors’ fees for non-executive directors.

2.	As a policy, Mr. N. Chandrasekaran has abstained from receiving commission from the Company.
3.

The remuneration of Mr. Munjee comprises sitting fees of Rs.480,000 from the Company and includes remuneration of GBP50,000 (Rs.4,506,485) received from Jaguar Land Rover Automotive Plc and directors’ fees of Rs.490,000 paid by TMFL.

4.

The remuneration of Mr. Jairath comprises sitting fees of Rs.460,000 from the Company and includes directors’ fees of Rs.1,150,000 paid by TMFSL, and Rs.200,000 paid by TML Distribution Company Limited.

5.	The remuneration of Ms. Nayar comprises sitting fees of Rs.480,000 from the Company.
6.	The remuneration of Mr. Bhatt comprises of sitting fees of Rs.1,280,000 from the Company.
7.	The remuneration of Ms. Sorensen comprises sitting fees of Rs.820,000 from the Company and also includes directors’ fees of GBP61,250 (Rs.5,520,444) received from Jaguar Land Rover Automotive Plc.
8.

The remuneration of Ms. Bhandarkar comprises sitting fees of Rs.860,000 from the Company and includes directors’ fees of Rs.1,000,000 paid by TMFL, Rs.1,420,000 paid by TMFSL, and Rs.690,000 paid by TMFHL.

9.

Sir Ralf Speth’s remuneration is paid by Jaguar Land Rover Automotive Plc, which includes in addition to the base salary the value of annual performance bonus, cash allowances and non-cash benefits and accruals from long-term incentives and retirement benefits.

10.	The remuneration of Mr. Butschek includes directors’ fees of Rs.20,000 paid by TTL.
11.	Rounded to nearest thousand.
12.

Retired as the Executive Director and COO of the Company on July 15, 2019 in accordance with the Company’s retirement policy and the terms of his appointment approved by the shareholders of the Company on August 22, 2017.

13.	The remuneration of Mr. P. B. Balaji does not comprise accrual for employee stock option of Rs 6,245,507.
14.	Remuneration for the year ended March 31, 2020 includes Rs. 146.2 million of managerial remuneration, which is subject to the approval of the shareholders of the Company.
15.	Mr Nasser Munjee, Mr Vinesh Kumar Jairath and Ms Falguni Nayar completed their tenure as Independent Directors of the Company on July 30, 2019.

The Non-Executive as well as full-time Directors of the Company are not eligible to receive employee stock options and have accordingly not participated in the employee stock option scheme of the Company.

Additional information required by this item is set forth in Item 6.E “Share ownership” of this annual report on Form 20-F.

C. Board Practices

The Board is comprised of six Directors for Fiscal 2020, which is commensurate with the size of the Company and consistent with the board size of other companies in the industry. The Board consists of Executive, Non-Executive and Independent Directors. Appointments of new directors are recommended by the Nomination and Remuneration Committee for consideration by the full Board and the shareholders of the Company at each year’s annual general meeting.

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

Committees

Audit Committee

The Audit Committee comprises three Independent Directors: Ms Vedika Bhandarkar (as Chairperson), Ms. Hanne Sorensen and Mr. O. P. Bhatt. The Audit Committee functions according to its charter that defines its composition, authority, responsibility and reporting functions in accordance with Section 177 of the Act, Regulation 18(3) read with Part C of Schedule II of the Listing Regulations and applicable U.S. regulations, and is reviewed from time to time. The full charter is available on the Company’s website at www.tatamotors.com. This website does not form part of this annual report on Form 20-F. Provided below is a high level summary of the responsibilities of the Audit Committee:

•	Review with the management, the quarterly and annual financial statements before submission to the Board, focusing primarily on:

o	The financial reporting process and the disclosure of our financial information, including earnings and press releases, to ensure that the financial statements are correct, sufficient and credible;

o	Reports on the management’s discussion and analysis of financial condition, results of operations and the directors’ responsibility statement;

o	Major accounting entries involving estimates based on an exercise of judgment by management;

o	Compliance with accounting standards and changes in accounting policies and practices;

o	Review of the draft audit report, modified opinion, if any, and significant adjustments arising out of audit;

o	Scrutiny of inter-corporate loans and investments;

o	Disclosures made under the CEO and Group Chief Financial Officer certifications and related party transactions to the Board and the shareholders of the Company; and

o	Approval or any subsequent modification of transactions with related parties, including omnibus related party transactions.

•	Review, alongside the management, our external auditors and internal auditors, identify weakness or deficiencies and recommend improvements to the management;

•

Recommend the appointment and/or removal of the statutory auditor, cost auditor, fix audit fees and approve non-audit or consulting services provided by the statutory auditors’ firms to Tata Motors Limited and its subsidiaries; evaluating auditors’ performance, qualifications, experience, independence and pending proceedings relating to professional misconduct, if any;

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

Nomination and Remuneration Committee

The Nomination and Remuneration Committee is comprised of two independent directors, Mr. O. P. Bhatt (Chairman) and Ms. Hanne Sorensen, and one Non-Executive Director, Mr. N. Chandrasekaran.

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

Stakeholders’ Relationship Committee

The Stakeholders’ Relationship Committee comprises of two Independent Directors, Ms. Vedika Bhandarkar (Chairperson) and Ms. Hanne Sorensen, as well as the CEO and Managing Director, Mr. Guenter Butschek, and functions in accordance with Section 178 of the Act and Regulation 20 read with Part D of Schedule II of the Listing Regulations. The principal functions of the Stakeholders Relationship Committee are the following:

•	Approve issue of duplicate certificates for securities and transmission of securities;

•

Resolve grievances of security holders of the Company, including complaints related to transfer or transmission of shares, non-receipt of annual report, non-receipt of declared dividends, issue of new or duplicate certificates and general meetings;

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

Safety, Health & Sustainability Committee

The Safety, Health & Sustainability Committee (the “SHS Committee”) comprises of one Independent Director, Ms. Hanne Sorensen (committee chairperson) and one full-time Director, Mr. Guenter Butschek. The SHS Committee’s objective is to review our safety, health and sustainability practices. The terms of reference of the SHS Committee include the following:

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

Corporate Social Responsibility Committee

The Corporate Social Responsibility Committee (the “CSR Committee”) comprises of two Independent Directors and one full-time Directors, namely, Mr. O. P. Bhatt (committee chairperson), Ms. Vedika Bhandarkar, and Mr. Guenter Butschek. The terms of reference of the CSR Committee are to:

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

Risk Management Committee

The Risk Management Committee, constituted by the Board pursuant to the provisions of Regulation 21 of the Listing Regulations, comprises of one Independent Director, one full-time Director and the Group Chief Financial Officer, namely, Ms. Hanne Sorensen (committee chairperson), Mr. Guenter Butschek and Mr. P. B. Balaji. Pursuant to the Listing Regulations, we have a risk management policy. The Risk Management Committee’s terms of reference are as follows:

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

Executive Committee

The Executive Committee is comprised of the CEO and Managing Directors, the Head of the Passenger Vehicle Business Unit (including Electric Vehicle Business), the Head of the Commercial Vehicles Business Unit, the Group Chief Financial Officer, the Chief Human Resource Officer, the Chief Technology Officer, the Chief Purchasing Officer, and the Head of Corporate Communications. The Executive Committee provides oversight on the company strategy and key aspects of our business operations. Apart from the committees described above, the Board may also constitute committees of Directors with specific terms of reference as it may deem fit.

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

In line with the human resource strategy, the Company has implemented various initiatives in order to build better organizational capabilities that we believe will enable it to sustain competitiveness in the global marketplace. The Company’s focus is to attract talent, retain the better and advance the best. Some of the initiatives to meet this objective include:

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

We employed approximately 78,906 and 82,797 permanent employees as of March 31, 2020 and 2019, respectively. The average number of flexible (temporary, trainee and contractual) employees for Fiscal 2020, was approximately 19,169 (including joint operations) compared to 31,647 in Fiscal 2019.

The following table sets forth a breakdown of persons employed by our business segments and by geographic location as of the following dates.

Segment	As of March 31,
	2020	2019	2018
	(No. of Employees)
Automotive	70,766	73,394	72,151
Other	8,140	9,403	8,939

Total	78,906	82,797	81,090

	As of March 31,
	2020	2019	2018
Location	(No. of Employees)
India	39,012	41,655	41,295
Outside of India	39,894	41,142	39,795

Total	78,906	82,797	81,090

Talent Development

We are committed to the development of our employees to strengthen their functional, managerial and leadership capabilities. We have a focused approach with the objective of addressing all capability gaps and preparing our employees to adopt to the fast changing external environment in order to meet the company’s strategic objectives.

The Tata Motors Academy, addresses development needs of various segments of our workforce through a structured approach. The Tata Motors Academy focuses on three functional pillars – customer excellence, product leadership, and operational excellence – and one pillar on management education, all of which are aligned with the Company-level strategic objectives. The emphasis of functional academies is to strengthen knowledge, skills and expertise with an in depth approach, within respective function. Management education emphasizes on developing general management and leadership skills. Tata Motors Academy also provides executive education opportunities in the areas of bachelor in technology, master in technology and executive master of business administration. Keeping up with the digital age, the academy has also embarked upon a decisive journey of digital learning for all its employees. These include online learning and virtual classrooms, which augment the offering of functional as well as management education pillars.

As an integral part of the Tata Motors Academy, the Company’s Learning Advisory Council (the “Learning Advisory Council”), aims to align its learning and development efforts, more closely with its business needs and priorities. Led by senior leaders across the organization, the Learning Advisory Council is responsible for providing guidance and strategic direction to the Academies to design, implement and review the learning agenda.

Our internal job posting portal, Career Xplore, was launched to provide employees growth opportunities across functions, locations and business units. Our Going Extra Miles initiative was launched so that employees can apply for deputation or stretch assignments. This supports employees to work on their individual development plans and widen their horizon of experience and exposure. annual organizational and talent review and succession planning exercise ensures healthy succession pipeline of critical roles

Skill Development

We continue our endeavor to deliver high quality products by enhancing our craftsmanship and improving manufacturing and assembly processes. We have been training our entire workforce in BSVI power transmission, assembly, testing and service areas as we roll out the entire range of BSVI products.

To meet technology disruptions and changing market dynamics, we have developed the “Future of Workplace” strategy, to build newer skills such as High Voltage (Electric Vehicles), Mechatronics (Industry 4.0), Auto Electronics, Vehicle Communication in our workforce. We are reskilling our permanent workforce into these newer technology areas , simultaneously ,we are working on creating “new age” workforce, young skilled , agile , digital inclined through our company’s flagship Full Time Apprenticeship program ( newer craftsman trades) and introduction of BVOC program.

We are now migrating from a trade-based training approach to a process-based training approach, which emphasizes team members’ knowledge as related to their actual work, in addition to the general trade-based skills, which are developed at training institutes. These skills are very specific and to accomplish this, we are implementing a fundamental skills training initiative throughout organization.

Jaguar Land Rover has one of the largest apprenticeship programmes in the UK automotive sector with 1000 apprentices in development. Jaguar Land Rover invest in and support life-long learning and development for our employees, including our accredited apprenticeship programmes through the Jaguar Land Rover Academy. This includes JLR apprentice engineers completing almost 50,000 hours of learning, through Technical Accreditation Scheme modules, developing their skills to help support the delivery of Jaguar Land Rover’s ACES future. Jaguar Land Rover also supports the Automotive Trailblazer Group and leads the creation and development of Level 4 and 6 automotive related Apprenticeship Standards.

Jaguar Land Rover has focused on attracting women into engineering and advanced manufacturing through programmes such as JLR’s Young Women in the Know initiative for female students aged 15 to 18. With fewer women than men in senior roles and a majority of men in production operations in factories, the gender gap is hard to close. Traditionally, lower numbers of women coming into the industry and flourishing within it has made this even harder. However, Jaguar Land Rover is committed both to equality and encouraging a diverse workforce, and things are changing for the better. The proportion of managers who are female at Jaguar Land Rover has increased to 19%, up from 17% in January 2017; the female proportion in our overall permanent workforce has increased by 34% during the same period. Jaguar Land Rover’s school education program increases engagement in STEM (science, technology, engineering and math) subjects as well as introducing successful female role models to girls as young as seven to increase their interest in engineering. Jaguar Land Rover’s Furthering Futures course is a week-long career immersion program designed to encourage more young female STEM talent to consider engineering careers. Since the course was launched in 2012 Jaguar Land Rover have recruited 90 Furthering Futures participants into the Early Careers programmes. Since the 2018 report, the proportion of women in the company has increased from 12.0% in April 2018 to 12.7% in April 2019. In 2019 there has been a 0.8% decrease to our gender pay gap and a 2.5% decrease to our gender bonus gap. At 4.1%, Jaguar Land Rover’s median gender pay gap is still significantly lower than the Office of National Statistics UK average of 17.3%. However, Jaguar Land Rover recognizes they still have more to do to narrow the gap further.

Union Wage Settlements

We have labor unions for operative grade employees at all our plants across India, except Dharwad plant. The Company has generally enjoyed cordial relations with its employees at its factories and offices and have received union support in the implementation of reforms that impact safety, quality, cost erosion and productivity improvements across all locations.

Employee wages are paid in accordance with wage agreements that have varying terms (typically three to five years) at different locations. The expiration dates of the wage agreements with respect to various locations and subsidiaries are as follows:

Location/subsidiaries	Wage Agreement valid until
Pune Commercial Vehicles	August 31, 2021
Pune Passenger Vehicles	March 31, 2022
Jamshedpur	March 31, 2022
Mumbai	December 31, 2021
Lucknow#	March 31, 2020
Pantnagar	March 31, 2022
Sanand	September 30, 2020
Jaguar Land Rover	April 01, 2021

# - Under Negotiation

The wage agreements at our Lucknow (Commercial Vehicle Business Unit) have expired and negotiations are underway for the new wage agreements. In the interim, the wages set forth in the previous wage agreements will continue until a new settlement is reached.

Our wage agreements link an employee’s compensation to certain performance criteria that are based on various factors such as quality, productivity, operating profit and an individual’s performance and discipline.

E. Share Ownership

Preferential Issue of Shares and Warrants to Tata Sons Private Limited

Pursuant to the approval of the Board of Directors dated October 25, 2019, Shareholders’ approval at the Extraordinary General Meeting convened on November 22, 2019 and the Allotment Committee authorized by the Board dated December 5, 2019, the Company has allotted 20,16,23,407 Ordinary Shares at a price of ₹150 per Ordinary Share and 23,13,33,871 Warrants, each carrying a right exercisable by the Warrant holder to subscribe to one Ordinary Share per Warrant, at a price (including the warrant subscription price and the warrant exercise price) of ₹150 per Warrant, to Tata Sons Private Limited (Company’s Promoter) on preferential basis.

Issue of shares which were earlier held in Abeyance

Pursuant to the approval of the duly constituted Board Approved Committee dated January 21, 2020, the Company has allotted 1,793 Ordinary shares and 525 ‘A’ Ordinary shares which were earlier held in abeyance.

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

The 2018 Option Scheme is administered by the Nomination and Remuneration Committee under the powers delegated by the Board. The Nomination and Remuneration Committee is authorized to interpret the 2018 Option Scheme, to establish, amend and rescind any rules and regulations relating to the 2018 Option Scheme and to make any other determinations that it deems necessary for the administration and implementation of the 2018 Option Scheme. The Nomination and Remuneration Committee may correct any defect, omission or reconcile any inconsistencies in the 2018 Option Scheme in the manner and to the extent the Nomination and Remuneration Committee deems necessary or desirable and to resolve any difficulties in relation to the implementation of the 2018 Option Scheme and to take any action that the Board is entitled to take. Any decision of the Nomination and Remuneration Committee in the interpretation and administration of the 2018 Option Scheme, as described herein, shall lie within its sole and absolute discretion and shall be final, conclusive and binding on all parties concerned (including, but not limited to, any employee, grantee, participant, nominee and their beneficiaries and successors). The Nomination and Remuneration Committee shall not be liable for any action or determination made in good faith with respect to the 2018 Option Scheme or any option granted thereunder. The maximum number of options under the 2018 Option Scheme shall not exceed 13,800,000 that would entitle the grantees to acquire, in one or more tranches, not exceeding 13,800,000 equity shares and the number of options that may be granted to eligible employees under the 2018 Option Scheme in any one year should not exceed 335,000 options. The options granted under the 2018 Option Scheme would vest within a maximum period of five years from the date of grant of such options. In terms of the 2018 Option Scheme, the options shall vest in three equal tranches (i.e., June 30, 2021, June 30, 2022 and June 30, 2023). The Nomination and Remuneration Committee may extend the vesting date for the options to vest by a period not more than two months. The options shall vest with the employees subject to continuing employment with the Company or any other eligible Tata company and on the Company achieving certain performance metrics as contained in the 2018 Option Scheme. The exercise price and the number of options granted may be adjusted for any corporate action(s) announced by the Company prior to the exercise period pertaining to the relevant options, as may be decided by the Board or the Nomination and Remuneration Committee. Certain key information relating to the 2018 Option Scheme are set out below.

During Fiscal 2020 there has been no change in the Scheme. There were no Options granted or vested or any shares issued on vesting during the year.

During the year Fiscal 2020, total 589,530 options were expired or forfeited. As at March 31, 2020 an aggregate of 7,222,897 options were outstanding. The Scheme is in compliance with the Securities and Exchange Board of India (Share Based Employee Benefits) Regulations, 2014.

Additional information required by this item is set forth in Item 6.A “Directors, Senior Management and Employees” of this annual report on Form 20-F.

Item 7.	Major Shareholders and Related Party Transactions

A. Major Shareholders

The Company is a widely held, listed company with approximately 1,533,381 shareholders of Ordinary Shares and 204,939 shareholders of ‘A’ Ordinary Shares on record. To the Company’s knowledge, as of June 30, 2020, the following persons beneficially owned 1% or more of the 3,088,973,894 Ordinary Shares and 508,502,896 ‘A’ Ordinary Shares outstanding at that time:

Ordinary Shares

Name of Shareholder	Holding	Percentage
Tata Sons Pvt. Limited	1,220,779,930	39.52
Citibank, N.A.[1]	320,793,365	10.39
Life Insurance Corporation of India Limited	147,200,039	4.77
Tata Industries Limited	72,203,630	2.34
Reliance Capital Trustee Co Ltd-A/C Nippon India Large Cap Fund	50,934,703	1.65
SBI Mutual Funds	36,546,809	1.18

‘A’ Ordinary Shares 2

Name of Shareholder	Holding	Percentage
ICICI Prudential Equity & Debt Fund	61,050,411	12.01
Franklin India Focused Equity Fund	53,317,890	10.49
Government of Singapore	27,493,534	5.41
Tata Sons Private Limited	26,722,401	5.26
Government Pension Fund Global	24,850,532	4.89
HDFC Trustee Company Limited - Hdfc Tax Saverfund	20,350,837	4.00
Postal Life Insurance Fund A/C Sbifmpl	18,061,118	3.55
Morgan Stanley Asia (Singapore) Pte.	13,004,900	2.56
UTI - Hybrid Equity Fund	12,968,914	2.55
Franklin Templeton Investment Funds	11,679,947	2.30
Monetary Authority of Singapore	7,533,154	1.48
Rural Postal Life Insurance Fund A/C Sbifmpl	6,909,783	1.36
Vanguard Total International Stock Index Fund	6,100,461	1.20
SBI Long Term Equity Fund	5,753,167	1.13
Eastspring Investments India Equity Open Limited	5,719,441	1.12
Societe Generale	5,161,441	1.02
Vanguard Emerging Markets Stock Index Fund, A Series Of Vanguard International Equity Index Funds	5,071,396	1.00

[1]	Citibank, N.A., as depository for the Company’s ADSs, was the holder on record at June 30, 2020 of 322,156,360 Ordinary Shares on behalf of the beneficial owners of deposited Shares.
[2]

The holders of ‘A’ Ordinary Shares are entitled to receive a dividend for any financial year at five percentage points more than the aggregate rate of dividend declared on Ordinary Shares for that financial year but are entitled to one vote for every ten ‘A’ Ordinary Shares held as per the terms of its issue and the Articles of Association.

Over the last three years, from June 30, 2017 to June 30, 2020, the holdings of the Company’s largest shareholder, Tata Sons along with its subsidiaries, have increased from 31.60% to 39.52%. The holdings of Tata Steel have decreased to 0.0035% as of June 30, 2020. The shareholding of Life Insurance Corporation of India Ltd. has decreased from 5.18% to 4.77%. The shareholding of Citibank, N.A. as depository for the Company’s ADSs has decreased from 17.18% to 10.39%.

According to the depository, as of June 30, 2020, the Company had 71 registered holders of its ADSs with addresses in the United States, whose shareholding represented approximately 0.004% of the Company’s outstanding Ordinary Shares as of that date, excluding any of the Company’s ADSs held by Cede & Co. as a nominee for the Depository Trust Company. Because some of the Company’s ADSs are held through brokers or other nominees, the number of record holders of the Company’s ADSs with addresses in the United States may be fewer than the number of beneficial owners of ADSs in the United States. As of June 30, 2020, there were 1, 575 record holders of Ordinary Shares with addresses in the United States, representing 0. 05999% of our outstanding Ordinary Shares as of that date, and there were 166 record holders of ‘A’ Ordinary Shares with addresses in the United States, representing 0. 04178% of the Company’s outstanding ‘A’ Ordinary Shares as of that date.

The total permitted holding of Foreign Institutional Investors (“FIIs”) in the Ordinary Share paid-up capital has been increased to 35% by a resolution passed by the shareholders of the Company on January 22, 2004 and to 75% of the ‘A’ Ordinary Share paid-up Capital approved by the RBI pursuant to their letter dated October 31, 2013. The FII holding as on June 30, 2020 was approximately 15.62% in Ordinary Shares and 27.98% in ‘A’ Ordinary Shares. See Item 10.D “Additional Information—Exchange Controls” for further details.

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

B. Related Party Transactions

The Company’s related parties principally consist of Tata Sons, subsidiaries and joint ventures of Tata Sons, the Company’s joint ventures and the Company’s associates and their subsidiaries. The Company routinely enters into transactions with these related parties in the ordinary course of business. The Company enters into transactions for sale and purchase of products with its associates and joint ventures. The following table summarizes related party transactions and balances included in the Company’s consolidated financial statements included elsewhere in this annual report on Form 20-F for the year ended and as of March 31, 2020:

	With associates and their subsidiaries	With joint Operations	With joint ventures	With Tata Sons and its subsidiaries and joint ventures	Notes
	(Rs. in millions)
Purchase of products	17,363	27,815	8	427	(Note a	)
Sale of products	1,871	6,810	19,519	8,476
Services received	229	8	42	15,602	(Note b	)
Services rendered	165	49	9,596	815
Bills discounted	—	—	—	31,485	(Note c	)
Purchase of property, plants and equipment	810	—	—	24
Sale of property, plant and equipment	22	—	—	953
Interest (income)/expense, dividend (income)/paid.(net)	(136)	41	(6,064)	294
Finance given (including loans and equity)	—	—	6,182	—
Finance given, taken back (including loans and equity)	—	—	—	35
Finance taken (including loans and equity)	1,040	—	—	45,614	(Note d	)
Finance taken, paid back (including loans and equity)	810	—	—	8,583
Assets Taken on Lease	—	1,138	—	—	(Note e	)
Repayment towards lease liability	—	18	—	—
Amount receivable in respect of loans and interest thereon	—	—	251	42
Amount payable in respect of loans and interest thereon	460	—	—	19
Amount payable in respect of Lease Liability	—	1,120	—	—
Trade and other receivables	275	—	6,287	1,892
Trade payables	2,726	2,696	32	1,582
Acceptances	—	—	—	769
Provision for amount receivables	—	—	251	—

Notes: The details of major items are as follows:

a.

During Fiscal 2020, the Company purchased from its associates and joint operations various vehicle components, assemblies, aggregates and spares, among other inputs, totaling Rs.45,178 million. For the period from April 1, 2020 through June 30, 2020, the Company’s purchases were Rs.2,703 million from these associates and joint operations. These purchases have been made at fair market price determined in accordance with arm’s-length commercial terms.

b.	i)	The services received from Tata Sons include those for which brand subscription fees were paid pursuant to an agreement with them, under which Tata Motors Limited and certain of its subsidiaries have agreed to pay an annual subscription fee for participation and gain from promotion and protection of the Tata brand identity. Please see Exhibit 4.1 of this annual report on Form 20-F for our Tata Brand Equity & Business Promotion Agreement. The annual subscription fee is equal to 0.15%-0.25% of annual net income (defined as net revenues exclusive of excise duties and other governmental taxes and non-operating income), subject to a ceiling of 5% of annual profit before tax, based on Tata Motors Limited’s standalone financial statements prepared in accordance with Ind AS. For Fiscal 2020 no amount is payable for Tata Motors Limited in view of losses.

	ii)	Tata Motors Limited also received other business support services from subsidiaries of Tata Sons for call center and transaction processing work for Tata Motors Limited and some of its subsidiaries. These services are in the normal course of business and the transaction prices represent fair market price of the consideration, and other terms have been based on the normal commercial terms.

	iii)	Tata Motors Limited received IT-related services from one of the subsidiaries of Tata Sons, TCS, for integrated IT service relating to IT infrastructure for Tata Motors Limited, Jaguar Land Rover and other subsidiary companies. The contract was finalized after evaluation of competitive bids from TCS and other IT service providers. These services are in the normal course of business and the transaction prices represent fair market price of the consideration, and other terms have been based on the normal commercial terms.

c.

During Fiscal 2020, the Company has paid discounting charges for invoice discounting facility availed by vendors, with one of the subsidiary of Tata Sons. These services are in the normal course of business and the transaction price (discounting charges) represents fair market price, considering commercial and market terms.

d.

During the year ended March 31, 2020, the Company has allotted 20,16,23,407 Ordinary Shares at a price of Rs.150 per Ordinary Share aggregating to Rs.30,243.5 million and 23,13,33,871 Convertible Warrants (‘Warrants’), each carrying a right to subscribe to one Ordinary Share per Warrant, at a price of Rs.150 per Warrant (‘Warrants Price’), aggregating to Rs.34,700.0 million on a preferential basis to Tata Sons Private Limited. An amount equivalent to 25% of the Warrant Price was paid at the time of subscription and allotment of each Warrant and the balance 75% of the Warrant Price shall be payable by the Warrant holder against each Warrant at the time of allotment of Ordinary Shares pursuant to exercise of the options attached to Warrant(s) to subscribe to Ordinary Share(s). The total amount received as of March 31, 2020 is Rs.38,918.5 million.

e.

During Fiscal 2020, the Company has started procuring certain engines for its passenger vehicles from it joint operation Fiat India Automobiles Private Ltd. The Company has recognized a right of use (ROU) assets and lease liability of Rs.1,138 million payable in respect of such embedded lease within this arrangement.

Please see Note 41 to our consolidated financial statements included elsewhere in this annual report on Form 20-F for further details on our related-party transactions.

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

For Fiscal 2020, after considering overall performance and results, and in accordance with the Companies (Declaration and Payment of Dividends) Rules, 2014 and our Dividend Distribution Policy, the Board has recommended that no dividend be paid to the shareholders of the Company. Since Fiscal 1956, the Company has made dividend distributions in each fiscal year except for Fiscal 2001, Fiscal 2002, Fiscal 2015, Fiscal 2017, Fiscal 2018, Fiscal 2019 and Fiscal 2020.

B. Significant Changes

Other than as set forth in this annual report on Form 20-F, no significant change has occurred with respect to us since the date of our audited consolidated IFRS financial statements included elsewhere in this annual report on Form 20-F.

Item 9.	The Offer and Listing

A. Offer and Listing Details

In September 2004, the Company became the first company from India’s automotive sector to be listed on the NYSE. The Company’s ADSs are traded on the NYSE under the symbol “TTM”. The Company’s Ordinary Shares and ‘A’ Ordinary Shares are traded on BSE under the codes 500570 and 570001, respectively, and NSE under the symbols “TATAMOTORS” and “TATAMTRDVR”, respectively. In October 2014, the Company listed a dual tranche of senior unsecured notes and in November 2019, the Company listed US $ 300 million - 5.875% senior notes due 2025 on the Singapore Exchange Securities Trading Limited (or SGX-ST) market, which is regulated by the Singapore Stock Exchange. The Company also has non-convertible debentures listed on NSE and BSE under the wholesale debt market segment.

B. Plan of Distribution

Not applicable.

C. Markets

Please refer to Item 9.A “The Offer and Listing—Offer and Listing Details” for information regarding all stock exchanges and other regulated markets on which the securities are traded.

D. Selling Shareholders

Not applicable.

E. Dilution

Not applicable.

F. Expenses of the Issue

Not applicable.

Item 10.	Additional Information

A. Share Capital

The share capital of the Company has been increased pursuant to the Preferential Allotment of Shares and Warrants to Tata Sons Private Limited and Allotment of shares earlier held under Abeyance. The share capital is as follows:

Particulars		Authorized Capital	Issued Capital	Subscribed Capital	Paid Up Capital
Common	Number of Equity shares	5,000,000,000	3,598,202,563	3,597,476,790	3,597,476,790
	Nominal amount per Equity share	2	2	2	2
	Total amount of Equity shares	10,000,000,000	7,196,405,126	7,194,953,580	7,194,953,580
Ordinary Shares	Number of Ordinary shares	4,000,000,000	3,089,466,453	3,088,973,894	3,088,973,894
	Nominal amount per’ Ordinary shares	2	2	2	2
	Total amount of Ordinary shares	8,000,000,000	6,178,932,906	6,177,947,788	6,177,947,788
‘A’ Ordinary Shares	Number of ‘A’ Ordinary shares	1, 000,000,000	508,736,110	508,502,896	508,502,896
	Nominal amount per ‘A’ Ordinary shares	2	2	2	2
	Total amount of ‘A’ Ordinary shares	2,000,000,000	1,017,472,220	1,017,005,792	1,017,005,792
Others	Number of preference shares	300,000,000	0	0	0
	Nominal amount per preference share	100	0	0	0
	Total amount of preference shares	30,000,000,000	0	0	0
	Unclassified shares	0	0	0	0
	Total amount of unclassified shares	0	0	0	0

	Total	40,000,000,000	7,196,405,126	7,194,953,580	7,194,953,580

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

Authorized and Issued Share Capital

The authorized share capital of the Company is Rs.40 billion divided into:

•

4 billion Ordinary Shares of par value Rs.2 each, of which 3,089,466,453 is issued, 3,088,973,894 is subscribed and fully paid, 492,559 are issued but held in abeyance and 570 are issued but partially paid-up as of the date of this annual report on Form 20-F;

•

1 billion ‘A’ Ordinary Shares of par value Rs.2/- each, of which 508,736,110 are issued, 508,502,896 are subscribed and fully paid and 233,214 are issued but held in abeyance as of the date of this annual report on Form 20-F; and

•	300 million convertible cumulative preference shares of par value Rs.100/- each; however, the convertible cumulative preference shares have not been issued.

Pursuant to the resolution, dated May 23, 2018, passed by the Board and the special resolution passed by the Company’s shareholders at the annual general meeting held on August 3, 2018, the Company approved the 2018 Option Scheme. Based on the approval of the shareholders of the Company at such annual general meeting, an aggregate of 7,812,427 options were granted to eligible employees during Fiscal 2020 and Fiscal 2019 under the 2018 Option Scheme:

•	Number of options granted on September 6, 2018: 4,995,690

•	Number of options granted on March 28, 2019: 2,816,737

During the financial year 2019-20, there has been no change in the Scheme. There were no Options granted or vested or any shares issued on vesting during the year. There were 589,530 options which got forfeited / lapsed during the year. The Scheme is in compliance with the Securities and Exchange Board of India (Share Based Employee Benefits) Regulations, 2014.

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

Directors

Under the Articles of Association, the number of Directors of the Company may not be fewer than three or more than 15. The Board comprises six members as of the date of this annual report on Form 20-F. Appointments of new Directors and remuneration payable to them are made through a majority vote of the full Board and approved by a requisite majority of the shareholders of the Company in attendance at each year’s annual general meeting, provided that a quorum is met.

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

In addition, under the Companies Act, every listed company in India is required to appoint at least one female director on the board of directors of a company. Further, under the provisions of the Listing Regulations, top 500 listed entities are required to appoint at least one independent woman director on the board of directors of a company. The Company is in compliance with this requirement as of the date of this annual report on Form 20-F.

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

Under the Companies Act, the Board of Directors of a company may declare interim dividend during any financial year or at any time during the period from closure of financial year till holding of the annual general meeting out of the surplus in the profit and loss account or out of profits of the financial year for which such interim dividend is sought to be declared or out of profits generated in the financial year till the quarter preceding the date of declaration of the interim dividend. Provided that in case the company has incurred loss during the current financial year up to the end of the quarter immediately preceding the date of declaration of interim dividend, such interim dividend shall not be declared at a rate higher than the average dividends declared by the company during the immediately preceding three financial years.

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

The Ministry of Corporate Affairs (“MCA”) through its circular dated May 5, 2020 (“AGM Circular”) introduced relaxations for holding an annual general meeting through video conferencing, during the calendar year 2020, subject to compliance with the (a) provisions associated with annual general meetings under the Companies Act, 2013 and the articles of association of the company through electronic mode; and (b) requirements prescribed under the AGM Circular.

Extraordinary General Meetings

The Board may convene an extraordinary general meeting of shareholders when necessary or at the request of a shareholder or shareholders holding in aggregate not less than one-tenth of our paid-up share capital.

The MCA through its circular dated April 8, 2020 read with circular dated April 13, 2020, (collectively, “Circulars”) has permitted companies to hold extraordinary general meetings through video conferencing or other audio visual means, until September 30, 2020, to enable companies to take decisions on unavoidable matters, subject to compliance with certain conditions prescribed in the Circulars, in addition to any other requirements provided under the Companies Act, 2013, or the relevant rules. The Circulars provide that companies are requested to take all decisions of an urgent nature, requiring approval of members (other than items of ordinary business, or business where a person has a right to be heard) through postal ballot/e-voting, without holding a general meeting. However, where holding an extraordinary general meeting is unavoidable, the Circulars require extraordinary general meetings to be held through video conferencing, pursuant to key relaxations and compliances provided under the Circulars.

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

Ordinary and Special Resolutions

Ordinary resolutions may be passed by simple majority of those shareholders present and voting at the meeting. Certain matters are required to be authorized by special resolutions, which require that the votes cast in favor of the resolution must be at least three times the votes cast against the resolution. The Articles of Association do not permit cumulative voting for the election of Directors. Matters requiring action by special resolution include the following:

•	Alteration of the Articles of Association;

•	Varying the terms of contract or objects in a prospectus;

•	Issuance of global depository receipts or sweat equity shares;

•	Variation of shareholders’ rights;

•	Reduction of share capital;

•	Buy-back of the Company’s Shares;

•	Sale, lease or other disposal of the whole or substantially the whole of the undertaking of our company;

•	Investment in trust securities of the amount of compensation received by us as a result of any merger or amalgamation;

•	Borrowing money in excess of our paid-up share capital and free reserves;

•	Winding-up or schemes of amalgamation; and

•	Removal of statutory auditors.

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

Convertible Securities and Warrants

The Company may issue from time to time debentures that are partly or fully convertible into shares at the time of redemption, provided that such issuance is approved by a special resolution passed at a general meeting of the Company as prescribed under the Companies Act.

Register of Shareholders and Record Dates

The Company is obliged to maintain a register of shareholders at its registered office or at an alternate venue in Mumbai. The register and index of the Company’s beneficial owners, which are maintained by a depository under the Depositories Act, 1996, are deemed to be the index of members and register of shareholders. The Company recognizes as shareholders only those persons who appear on our register of shareholders and it cannot recognize any person holding any Share or part of it upon any trust, express, implied or constructive, except as permitted by law. In the case of Shares held in physical form, the Company registers transfers of Shares on the register of shareholders upon the lodgment of the share transfer form, which must be duly stamped and completed in all respects and accompanied by a share certificate. If there is no certificate, a letter of allotment in respect of Shares transferred must be submitted together with the duly stamped and completed transfer forms. With respect of electronic transfers, the depository transfers Shares by entering the name of the purchaser in its books as the beneficial owner of the Shares. In turn, the Company enters the name of the depository in its records as the registered owner of the Shares. The beneficial owner is entitled to all the rights and benefits as well as the liabilities with respect to the Shares that are held by the depository. This activity is done by the Company’s registrar and transfer agent.

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

Transfer of Shares

Shares held through depositories are transferred in book-entry form or in electronic form in accordance with SEBI regulations, which govern the functioning of the depositories and participants by prescribing record keeping requirements and safeguards to be followed in this system. Transfers of beneficial ownership of shares held through a depository are exempt from stamp duty. The Company has entered into an agreement for these depository services with National Securities Depository Limited and the Central Depository Services (India) Limited.

The SEBI requires that all investors hold the Company’s Shares in book-entry form for trading and settlement purposes, except for transactions that are not made on a stock exchange and transactions that are not required to be reported to the stock exchange.

The Company’s Shares are freely transferable, subject only to the provisions of the Companies Act under which, if a transfer of securities is in contravention of any of the provisions of the Securities Contracts (Regulation) Act, 1956, the Securities and Exchange Board of India Act, 1992 or the Companies Act or any other law for the time being in force, the Company Law Board (“CLB”) may, on an application made by the depository, company, depository participant, the holder of the securities or the SEBI, direct any company or a depository to set right the contravention and rectify its register or records concerned. The NCLT was constituted with effect from June 1, 2016. By virtue of Section 466(1) of Companies Act, 2013, the CLB stands dissolved, and accordingly all functions and powers of the CLB have been transferred to the NCLT. If a company without sufficient cause refuses to register a transfer of shares within one month from the date on which the instrument of transfer is delivered to the company, the transferee may appeal to the NCLT seeking to register the transfer of shares. The NCLT may, after hearing the parties, either dismiss the appeal, or by order, direct that the transfer or transmission shall be registered by the company and the company shall comply with such order within a period of ten days from the receipt of the order; or make direct rectification of the register and also direct the company to pay damages, if any, sustained by any party aggrieved.

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

Acquisition of the Company’s Own Shares

Under the Companies Act, companies may purchase their own shares or other specified securities out of their free reserves or their securities premium account or the proceeds of any shares or other specified securities (other than the kind of shares or other specified securities proposed to be bought back) subject to the following conditions:

i	The buy-back is authorized by the articles of association of a company;

ii	A special resolution is passed at the general meeting authorizing the buy-back;

iii	The buy-back is 25% or less of the aggregate paid-up capital and free reserves, provided that buy-back of equity shares is limited to 25% of the total equity capital in that fiscal year;

iv	The ratio of the aggregate of secured and unsecured debts owed by the company after buy-back is not more than twice the paid-up capital and its free reserves;

v	All the shares or other specified securities for buy-back are fully paid-up;

vi	The buy-back of the shares or other specified securities listed on any recognized stock exchange is in accordance with the regulations made by SEBI in this regard; and

vii

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

•

The agreement dated January 26, 2010, entered into by Jaguar Land Rover with Sir. Ralf Speth in connection with his appointment as CEO and Director. The compensation drawn by him pursuant to this agreement is shown in Item 6.B “Directors, Senior Management and Employees—Compensation.”

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

The RBI issued the Foreign Exchange Management (Non-debt Instruments) Rules, 2019 (the “FEMA Rules”) to regulate the issue of Indian securities, including ADSs, to persons resident outside India and the transfer of Indian securities by or to persons resident outside India. The FEMA Rules provide that an Indian entity may issue securities to a person resident outside India or record in its books any transfer of security from or to such person only in the manner set forth in FEMA and the rules and regulations made thereunder or as permitted by the RBI.

Foreign Direct Investment

The Government of India, pursuant to its liberalization policy, introduced FEMA, which along with the rules, regulations and notifications issued thereunder, regulates all foreign direct investment in India. Foreign direct investment (“FDI”) means investment by way of subscription and/or purchase of securities of an Indian company by a non-resident investor. Regulatory approval is required for investment in some sectors, including housing, defense and strategic industries. Also, the following investments would require prior regulatory permission:

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

Portfolio Investment by Foreign Portfolio Investors

The SEBI (Foreign Portfolio Investors) Regulations, 2019 (the “2019 FPI Regulations”) have replaced the SEBI (Foreign Portfolio Investors) Regulations, 2014 (the “2014 FPI Regulations”) and the regime for investments by qualified institutional investors.

The FPI Regulations came into effect on September 23, 2019. Unlike the 2014 FPI Regulations, under the 2019 FPI Regulations, there are only two categories of FPIs, i.e., Category I and Category II FPI. All existing Category I FPIs are deemed to have been registered as Category I FPIs under the 2019 FPI Regulations. All existing Category III FPIs are deemed to have been registered as Category II FPIs under the 2019 FPI Regulations. All existing Category II FPIs are deemed to have been registered either as Category I FPI or Category II FPI under the 2019 FPI Regulations, depending on the eligibility criteria met by such FPIs under the 2019 FPI Regulations. There are no deemed re-categorization for existing Category III FPI registration to Category I FPI under the 2019 FPI Regulations.

FPIs who are registered with the SEBI are required to comply with the provisions of the 2019 FPI Regulations. As per the FEMA Rules, the total holding of each FPI (or an investor group) shall be below 10% of the total paid up equity capital on a fully diluted basis or less than 10% of the paid up value of each series of debentures or preference shares or share warrants issued by an Indian company and the total holding of all FPIs put together (i.e., aggregate limit) shall not exceed 24% of the paid up equity capital on a fully diluted basis or paid up value of each series of debentures or preference shares or share warrants. The FPIs investing in breach of the prescribed limit of 10% shall have the option of divesting their holdings within five trading days from the date of settlement of the trades causing the breach. In case the FPI chooses not to divest, then the entire investment in the company by such FPI and its investor group shall be considered as investment under FDI and the FPI and its investor group shall not make further portfolio investment in the company concerned. The aggregate investment limit of 24% mentioned above could also be increased to the sectoral cap or statutory ceiling, as applicable, by the Indian company concerned through a resolution by its board of directors followed by a special resolution to that effect by its shareholders.

With effect from April 1, 2020, the aggregate limit for investment by FPIs is the sectoral caps applicable to the Indian company as set out under the FDI route. Prior to March 31, 2020, companies were provided the option of setting a lower aggregate limit of 24% or 49% or 74% as deemed fit, instead of the sectoral caps, with the approval of its board of directors and shareholders (through a special resolution). If a company has decreased its aggregate limit to 24% or 49% or 74%, it may subsequently increase such aggregate limit to 49% or 74% or the sectoral cap or statutory ceiling, respectively as deemed fit, with the approval of its board of directors and shareholders (through a special resolution). Once the aggregate limit has been increased to a higher threshold, the Indian company cannot reduce the same to a lower threshold.

Portfolio investment, up to aggregate foreign investment level of 49% or sectoral or statutory cap, whichever is lower, will not be subject to either governmental approval or compliance of sectoral conditions, as the case may be, if such investment does not result in transfer of ownership and control of the resident Indian company from resident Indian citizens or transfer of ownership or control to persons resident outside India and other investments by a person resident outside India shall be subject to the conditions of Government approval and compliance of sectoral conditions as laid down in the FEMA Rules.

Pursuant to resolutions of the Board and special resolutions passed by the shareholders of the Company, the FII and FPI limits have been increased to 35% of the paid-up capital of Ordinary Shares and 75% of the paid-up capital of ‘A’ Ordinary Shares.

The FEMA Rules provide that an FPI may purchase equity instruments of a listed Indian company on a recognized stock exchange in India through public offer or private placement, subject to the individual and aggregate limits and the conditions specified.

Further, under the 2019 FPI Regulations, an FPI may sell securities so acquired (i) in an open offer in accordance with the Securities Exchange Board of India (Substantial Acquisition of Shares and Takeovers) Regulations, 2011; or (ii) in an open offer in accordance with the Securities Exchange Board of India (Delisting of Equity Shares) Regulations, 2009; or (iii) through buyback of securities by a listed Indian company in accordance with the Securities Exchange Board of India (Buy-back of Securities) Regulations, 2018. An FPI may also acquire securities (i) in any bid for, or acquisition of securities in response to an offer for disinvestment of shares made by the central government or any state government; or (ii) in any transaction in securities pursuant to an agreement entered into with merchant banker in the process of market making or subscribing to unsubscribed portion of the issue in accordance with Chapter IX of the SEBI (ICDR) Regulations, 2018.

Subject to compliance with all applicable Indian laws, rules, regulations, guidelines and approvals in terms of Regulation 21 of the SEBI FPI Regulations, an FPI may issue, subscribe to or otherwise deal in offshore derivative instruments (as defined under the 2019 FPI Regulations as any instrument, by whatever name called, which is issued overseas by an FPI against securities held by it that are listed or proposed to be listed on any recognized stock exchange in India, as its underlying) directly or indirectly, only in the event (i) such offshore derivative instruments are issued only to persons registered as Category I FPI under the 2019 FPI Regulations; (ii) such offshore derivative instruments are issued only to persons who are eligible for registration as Category I FPIs (where an entity has an investment manager who is from the Financial Action Task Force member country, the investment manager shall not be required to be registered as a Category I FPI); (iii) such offshore derivative instruments are issued after compliance with ‘know your client’ norms; and (iii) compliance with other conditions as may be prescribed by SEBI.

An FPI issuing offshore derivative instruments is also required to ensure that any transfer of offshore derivative instruments issued by or on its behalf, is carried out subject to, amongst others, the following conditions:

(a) such offshore derivative instruments are transferred only to persons in accordance with the 2019 FPI Regulations; and

(b) prior consent of the FPI is obtained for such transfer, except when the persons to whom the offshore derivative instruments are to be transferred to are pre – approved by the FPI.

Investors in ADSs do not need to seek the specific approval from the Government of India to purchase, hold or dispose of their ADSs. Notwithstanding the foregoing, if an FPI, non-resident Indian or overseas corporate body were to withdraw its equity shares from an ADS program, its investment in the equity shares would be subject to the general restrictions on foreign ownership.

Registered FPIs are generally subject to tax under Section 115AD of the Income Tax Act of 1961 (the “Income Tax Act”). See Item 10.E “Additional Information—Taxation—Taxation of Capital Gains and Losses—Indian Taxation.”

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

Under the DR Scheme, an Indian company, listed or unlisted, private or public, is permitted to issue securities, including equity shares, through the depository receipt mechanism if such company has not been specifically prohibited from accessing capital markets or dealing in securities. However, the SEBI through its circular dated October 10, 2019 (“SEBI Circular”), has now restricted the scope of issuance of depository receipts (“DRs”) to companies incorporated in and listed on a recognized stock exchange in India. Permissible securities as per the SEBI Circular have been defined to mean equity shares and debt securities, which are in dematerialized form and rank pari passu with the securities issued and listed on a recognized stock exchange.

The SEBI Circular has notified a detailed framework for issuance of DRs by a listed Indian company. The new framework which has come into force on October 10, 2019, sets out eligibility requirements as well as certain obligations to be complied with by issuers of DRs. Further, the Depository Receipts (Amendment) Scheme, 2019 (the “DR Circular”) has also been notified on October 7, 2019 which amends the definition of “permissible jurisdiction”, inter alia, to include the International Financial Services Centre in India. A “permissible jurisdiction” for the purpose of the SEBI Circular means jurisdictions as may be notified by the central government from time to time, pursuant to notification no. G.S.R. 669(E) dated September 18, 2019 in respect of sub-rule 1 of rule 9 of Prevention of Money-Laundering (Maintenance of Records) Rules, 2005. A list of “permissible jurisdictions” has been subsequently notified by the Central Government through a notification dated November 28, 2019. Accordingly, SEBI through its circular dated November 28, 2019 notified the list of ‘permissible jurisdictions’ pursuant to the SEBI Circular.

Previously, under the DR Scheme, Companies were only required to comply with eligibility requirements pertaining to prohibition from accessing capital markets or dealing in securities. However, the current framework prescribes certain additional requirements, including not being declared as a willful defaulter or a fugitive economic offender.

In addition to the requirements under the Companies Act, 2013 and the DR Scheme, the current framework under the DR Circular sets out certain additional requirements for issuance of DRs. A permissible holder, i.e. a holder of DRs, now excludes an Indian and a non-resident Indian, which is beyond the requirements of the DR Scheme.

An Indian company may issue securities to a foreign depository for the purpose of issuing depository receipts through any mode permissible for the issue of such securities to other investors. The foreign depository may issue depository receipts by way of a public offering or private placement or in any other manner prevalent in the permissible jurisdiction.

Under the DR Scheme, securities may be issued through the depository receipt mechanism up to a limit that the aggregate underlying securities issued to foreign depositories for issuance of depository receipts along with securities already held by persons resident outside India does not exceed the applicable foreign investment limit prescribed by regulations under the FEMA. The DRs and the underlying securities may be converted into each other subject to the applicable foreign investment limit. For our Company, there is no investment limit.

Under the 1993 Scheme, the pricing of deposit receipts for listed companies could not have been less than the average of the weekly high and low closing prices of the related shares quoted on the relevant stock exchange during the two weeks preceding the relevant date. However, the DR Scheme provides that underlying securities shall not be issued to a foreign depository for issuance of DRs at a price which is less than the price applicable to a corresponding mode of issuance to domestic investors.

A listed company issuing DRs is also now required to file with the Indian stock exchanges, any public disclosure made to the international stock exchange within 24 hours from the date of filing. The issuer would also be required to file the offer document for an initial issue of DRs with SEBI and the stock exchanges to seek their comments, if any.

A listed company issuing DRs is also required to ensure compliance with extant laws including compliance with the minimum public shareholding requirements and limits on foreign investment holding under the FEMA. As regards pricing, the current framework provides that the pricing of DR issuances would have to be undertaken at a minimum price equivalent to the price determined for corresponding mode of issue to domestic investors.

In terms of the DR Scheme, while the exercise of voting rights on the shares underlying the DRs could be dealt with contractually under the deposit agreement, if such voting rights were not exercisable by the DR holders, the shares would not be counted towards minimum public shareholding requirements. Further, voting rights on the underlying shares are mandatorily required to be exercised only by DR holders.

E. Taxation

EACH INVESTOR OR PROSPECTIVE INVESTOR SHOULD CONSULT HIS, HER OR ITS OWN TAX ADVISORS WITH RESPECT TO INDIAN AND LOCAL TAX CONSEQUENCES OF ACQUIRING, OWNING OR DISPOSING OF EQUITY SHARES OR ADSs.

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

With regard to Indian tax, the following discussion addresses only the tax consequences for persons that are “non-residents” of India, as defined in the Income Tax Act, as amended by the Finance Act, 2020, and is based on the provisions of Section 115AC and other applicable provisions of the Income Tax Act and the 2014 DR Scheme, which has replaced the Issue of Foreign Currency Convertible Bonds and Ordinary Shares (Through Depository Receipt Mechanism) Scheme, 1993 promulgated by the Government of India.

For the purpose of the Income Tax Act, a non-resident means a person who is not a “resident” of India. An individual is a resident of India during any fiscal year, if such person: (i) is in India in that year for 182 days or more or (ii) was in India for 365 days or more during the four preceding years and is in India for 60 days or more in that year. In order to avoid hardship to Indian citizens and persons of Indian origin who reside outside India (including for employment and business purpose), the above period of 60 days mentioned in (ii) above was relaxed to 182 days.

The Finance Act 2020, has reduced the said period of 182 days stated in the preceding paragraph to 120 days for Indian citizens and persons of Indian origin having total income greater than Rs. 15 lakhs (other than income from foreign sources). As a result, such individuals who come on a visit to India for 120 days or more but less than 182 days, would become a “Not Ordinarily Resident” under Indian law for such fiscal year (subject to satisfying other conditions mentioned in the second limb). This is applicable from Fiscal 2021.

The Finance Act 2020, with effect from April 1, 2020, has also provided that an Indian citizen would be deemed to be a resident in India (but “Not Ordinarily Resident” under Indian law) if such individual is not liable to tax in any other country or territory on account of residency or domicile (or any other similar nature) in that country, provided his total Income for the year, other than income from foreign sources, exceeds Rs.15 lakhs.

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

Indian Taxation

Prior to Finance Act, 2020, dividend income was exempt in your hands as the Company had to pay a “dividend distribution tax” under section 115-O of the Income Tax Act. However, pursuant to the Finance Act 2020, with effect from financial year beginning April 1, 2020, there has been a shift in the taxation of dividend income such that it will be now taxable in your hands as the provisions regarding dividend distribution tax under section 115-O of the Income Tax Act stand deleted for dividend declared, distributed and/or paid by the Indian company after March 31, 20201.

Taxation in the Hands of Shareholder

Effective April 1, 2020, dividend on shares is taxable in the hands of the recipient under section 115A of the Income Tax Act at lower of the rate of 20% (plus applicable surcharge and cess) or as per the rates provided in the relevant double taxation avoidance agreement (“DTAA”) (read together with multilateral instruments (“MLI”) as applicable). Applicable effective tax rate for Fiscal 2021 on the dividend income under section 115A of the Income Tax Act, 1961 is tabulated below for certain category of recipients:

Category of shareholder	Dividend upto Rs.5 million	Dividend more than Rs.5 million but upto Rs.10 million	Dividend more than Rs.10 million but upto Rs.100 million	Dividend more than Rs. 100 million
Effective tax rate applicable to non resident individuals	20.80%	22.88%	23.92%	23.92%
Effective tax rate applicable to foreign companies	20.80%		21.22%	21.84%

Taxation in the Hands of ADS Holders

Dividend on ADS is taxable in the hands of the recipient under section 115AC of the Income Tax Act at lower of the rate of 10% (plus applicable surcharge and cess) or as per the rates provided in the relevant DTAA (read together with MLI, as applicable). Applicable effective tax rate for Fiscal 2021 on the dividend income is tabulated below for certain category of ADS holders:

Category of ADS holder	Dividend upto Rs.5 million	Dividend more than Rs.5 million but upto Rs.10 million	Dividend more than Rs.10 million but upto Rs.100 million	Dividend more than Rs.100 million
Effective Tax rate applicable to non-resident individuals	10.40%	11.44%	11.96%	11.96%
Effective Tax rate applicable to foreign companies	10.40%		10.608%	10.92%

[1]

The Finance Act, 2020 has deleted section 115BBDA of the Act which provided for tax at the rate of 10% on dividend income from domestic companies exceeding Rs. 1,000,000 in the hands of the shareholder being a person resident in India (other than a domestic company and certain specified trusts or institutions).

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

Any gains realized by you on sale of listed Shares held for more than 12 months, whether STT is paid2 or not, will be subject to Indian capital gains tax at the rate of 10% plus applicable surcharge on income tax and cess at the applicable rates.

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

Capital gains is generally subject to applicable withholding tax except where any treaty benefit may be available.

[2]	As per section 112A, an exemption threshold of Rs. 100,000 is available in case applicable STT has been paid on transfer.

Capital Losses

In general terms, losses arising from a transfer of a capital asset in India may only be set off against capital gains and not against any other income. A short-term capital loss may be set off against a capital gain, whether short-term or long-term. However, long-term capital loss may only be set off against long-term capital gain and not against short-term capital gain. To the extent that the losses are not absorbed in the year of transfer, you may carry it forward for a period of eight assessment years immediately succeeding the assessment year for which the loss was first determined and may set off against the capital gains assessable for such subsequent assessment years. In order to set off capital losses in this manner, you would be required to file appropriate and timely Income tax returns in India. You will now be allowed to off set any long-term capital loss incurred on or after April 1, 2018 against any long-term capital gain arising on or after April 1, 2018, considering the fact that such capital gains are now taxable under Section 112A of the Income Tax Act. However, with respect to the possibility of setting-off the long-term capital loss arising prior to April 1, 2018, you may consult your tax advisor.

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

Indian Tax Treaties

The provisions of the tax treaty entered into by India and the country of your residence will be applicable to the extent they are more beneficial to you. There is a Double Tax Avoidance Agreement between the United States and India. The Government of India has introduced a provision related to General Anti Avoidance Rules (“GAAR”), under which certain arrangements could be declared to be an impermissible avoidance arrangement. The consequences of such arrangements include denial of a tax benefit or benefit under tax treaty. As per the Income Tax Act, the GAAR provisions are applicable from the Government of India as of Fiscal 2018. The income tax rules in this regard have been amended, and accordingly, investments made prior to April 1, 2017 are exempt from these GAAR provisions. Further, it has been clarified by amendment to the rules that GAAR provisions would apply to any arrangement (irrespective of the date on which such arrangement has been entered into) in respect of which tax benefit has been obtained on or after April 1, 2017. Also, the Government of India has introduced a provision by which you would not be entitled to claim any relief under the tax treaty unless a tax residency certificate is obtained by you from the government of the country of which you are resident. Furthermore, you shall be required to provide such other required information as has been publicly stated by the Government of India. Availability of any applicable tax treaty benefit would also be subjected to the amended provisions of the tax treaty read with the MLI.

Dividend income declared up to March 31, 2020 and distributed or paid thereafter will not be subject to tax in India in your hands. However, dividends declared and distributed or paid on or after April 1, 2020 shall be taxable in India in your hands subject to any relief provided in the tax treaty entered into by India and the country of which you are resident.

Further, if any Shares are held by you following withdrawal thereof from the depository under the deposit agreement, the provisions of a tax treaty, if any, entered into by India and the country of which you are resident will be applicable to determine the taxation of any capital gain arising from a transfer of such Shares.

Indian Stamp Duty

Under Indian law, any transfer of ADS will be exempt from liability to Indian stamp duty. With effect from July 1, 2020, stamp duty shall be chargeable on transfer of shares in dematerialized form. The rate in such case shall be 0.015% of total market value of shares in case transfer is made on delivery basis and 0.003% in case transfer is made on non-delivery basis.

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

See Note 39 of our audited consolidated financial statements included elsewhere in this annual report on Form 20-F for additional disclosures on market risk and financial instruments, including disclosure on the fair value of financial instruments.

Item 12.	Description of Securities Other than Equity Securities

A. Debt Securities

Tata Motors Limited issued E 28-A Series of 5,000 Rated, Listed, Unsecured, 9.27% (Tranche I) 9.31% (Tranche II) and 9.54% (Tranche III) Coupon, Redeemable, Non-Convertible Debentures of ₹2,000 million, ₹2,000 million and ₹1,000 million, issued and allotted by the Board approved Committee at their meeting held on November 14, 2019 and November 15, 2019 respectively on private placement basis.

Tata Motors Limited issued E 28-B Series of 5,000 Rated, Listed, Unsecured, Redeemable, Non-Convertible Debentures, 8.50% Coupon (Tranche I and Tranche II) of ₹2,500 million each, issued and allotted by the Board approved Committee at their meeting held on February 24, 2020 and February 26, 2020, respectively on private placement basis.

B. Warrants and Rights

Pursuant to the approval of the Board of Directors dated October 25, 2019, Shareholders’ approval at the EGM convened on November 22, 2019 and the Allotment Committee authorised by the Board dated December 5, 2019, the Company has allotted 23,13,33,871 convertible warrants (‘Warrants’), each carrying a right exercisable by the Warrant holder to subscribe to one Ordinary Share per Warrant, at a price (including the warrant subscription price and the warrant exercise price) of ₹150 per Warrant, to Tata Sons Private Limited (Company’s Promoter) on preferential basis.

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

Fees and Other Payments Made by the Depository to us

In Fiscal 2020, the Company has received US$1,824,388.08 from the depository for standard out-of-pocket maintenance costs of its ADS program, including, but not limited to, continuing annual stock exchange listing fees, special investor promotion activities, issue-related expenses, cost for preparing and audit of IFRS accounts, legal and accounting fees associated with listing on the NYSE, miscellaneous expenses such as costs associated with votes by ADS holders and payments made to proxy firms.

PART II

Item 13.	Defaults, Dividend Arrearages and Delinquencies

None.

Item 14.	Material Modifications to the Rights of Security Holders and Use of Proceeds

None.

Item 15.	Controls and Procedures

Disclosure Controls and Procedures

We performed an evaluation of the effectiveness of the design and operation of disclosure controls and procedures as at March 31, 2020. Based on this evaluation, management concluded that disclosure controls and procedures, as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act, were not effective as at March 31, 2020 as a result of a material weakness in our internal control over financial reporting described below.

Management’s Annual Report on Internal Control Over Financial Reporting

Management is responsible for establishing and maintaining adequate internal control over financial reporting. Our internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of our financial statements for external reporting purposes in accordance with IFRS. Our internal control over financial reporting includes policies and procedures that:

•	pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect transactions and dispositions of assets;

•

provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with IFRS, and that receipts and expenditures are being made only in accordance with authorizations of management and directors; and

•	provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of our assets that could have a material effect on our financial statements.

Management conducted an assessment of the effectiveness of internal control over financial reporting based on the framework established in Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (“CSO”). Based on this assessment, management has concluded that a material weakness in its internal control over financial reporting existed as at March 31, 2020 and hence, the internal control over financial reporting was not effective as at March 31, 2020. A material weakness is a deficiency, or combination of deficiencies, in internal control over financial reporting such that there is a reasonable possibility that a material misstatement of our annual or interim financial statements will not be prevented or detected on a timely basis.

Details of the material weakness are set out below.

Our internal controls to prevent or detect material misstatement caused by inaccurate or incomplete information used in the operation of various process level and management review controls were not designed effectively as of March 31, 2020. Our internal controls at Tata Motors Limited were not designed to validate the accuracy of query parameters used to prepare information used in the operation of various process level and management review controls. Specifically, it did not require the preparer to retain and preserve screen shots of input parameters used to evidence that correct parameters were input in the system to generate the reports used in the above control activities. Management has determined that this deficiency constitutes a material weaknesses in internal control over financial reporting as of March 31, 2020, based on our evaluation under the criteria in Internal Control — Integrated Framework (May 2013) issued by the COSO. Accordingly, management concludes that the entity did not maintain effective internal control over financial reporting as of March 31, 2020.

The material weakness did not result in material misstatements to either the interim or annual consolidated financial statements.

Attestation report of the registered public accounting firm

The attestation report of KPMG Assurance and Consulting Services LLP, an independent registered public accounting firm, on the effectiveness of our internal control over financial reporting as at March 31, 2020, is included in our consolidated financial statements, beginning on page F-3 of this annual report on Form 20-F.

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

The material weakness disclosed in our annual report on Form 20-F for Fiscal 2019 pertained to the design of controls over the preparation of the forecast financial information arising from the ineffective risk assessment activities. The material weakness was remediated in Fiscal 2020. The specific remediation actions taken by management included

•

Simplification of the business planning process and design of the associated controls, which supported any need for ad-hoc impairment assessments during the year in addition to the existing annual assessment;

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

Status of remediation actions plan to address material weakness

Management is currently working to establish a plan to remediate the material weakness which will include:

•	Making changes to reports, where input parameters to be displayed in the system generated report; and

•

Certain of the reports to be run automatically at the fixed interval with pre-determined input parameter and shared with the control operator. Any changes to the input parameter to be done through change management process.

Item 16A.	Audit Committee Financial Expert

The Board has determined that Ms Vedika Bhandarkar, an Independent Director and a Chairman of our Audit Committee, is an “audit committee financial expert” as defined under the applicable rules of the SEC issued pursuant to Section 407 of the Sarbanes-Oxley Act of 2002. Ms Vedika Bhandarkar is independent under NYSE standards.

Item 16B.	Code of Ethics

The Company has adopted the Tata Code of Conduct, which is a written code of ethics applicable to all of its employees. The Tata Code of Conduct is available at all the Company’s offices and on its website at: www.tatamotors.com (the website does not form part of this annual report on Form 20-F).

Our Company has zero tolerance for sexual harassment in the workplace and has adopted a policy on prevention, prohibition and redressal of sexual harassment in the workplace in line with the provisions of the Sexual Harassment of Women at Workplace (Prevention, Prohibition and Redressal) Act, 2013 and the rules thereunder. An internal complaints committee is in place for all workers and officers of the Company to redress complaints received regarding sexual harassment. All women associates (permanent, temporary, contractual and trainees) as well as any women visiting the Company’s office premises or women service providers are covered under sexual harassment policy. During Fiscal 2020, the Company had received 12 complaints on sexual harassments, 11 of which are closed as per process. The remaining one complaint was received during February 2020, and enquiry is in progress (the process was on hold during the COVID-19 pandemic lockdown). TML organized 39 sensitization workshops across locations, including a common training session for key ICC members.

In August 2004, the Audit Committee adopted the Whistleblower Policy, which provides a formal mechanism for all the Company’s Directors and employees to approach the Company’s management (or the Audit Committee in cases where the concern involves the senior management) and make protected disclosures to management about unethical behavior, actual or suspected fraud or violations of the Tata Code of Conduct or the Company’s ethics policies. The Whistleblower Policy was updated on August 9, 2017, pursuant to the provisions of the Companies Act and then again in Fiscal 2019 pursuant to the provisions of the Securities and Exchange Board of India (Prohibition of Insider Trading) Regulations, 2015. The Whistleblower Policy is an extension of the Tata Code of Conduct, which requires every Director and employee to promptly report to the Chief Ethics Counsellor or the Chairman of the Audit Committee any actual or possible violation of the Tata Code of Conduct or an event such Director or employee becomes aware of that could affect the Company’s business or reputation. The disclosures reported are addressed in the manner and within the time frames prescribed in the Whistleblower Policy. The Whistleblower Policy is available on the Company’s website, at www.tatamotors.com (the website does not form part of this annual report on Form 20-F).

Item 16C.	Principal Accountant Fees and Services

Our financial statements, prepared in accordance with IFRS, are audited by KPMG Assurance and Consulting Services LLP (“KPMG”), a firm registered with the Public Company Accounting Oversight Board in the United States.

KPMG has served as our independent public accountant for the year ended March 31, 2020 and 2019, for which audited financial statements appear in this annual report on Form 20-F. The following table presents the aggregate fees for professional services and other services rendered by KPMG and the various member firms of KPMG to us, including some of our subsidiaries in Fiscal 2020 and Fiscal 2019.

	Year ended March 31,
	2020	2020	2019
	US$ in million	Rs. in million
Audit Fees	9.2	695.4	677.8	Audit and review of financial statements
Tax Fees	0.2	14.0	10.7	Tax audit, certification of foreign remittances and tax advisory services
All Other Fees	0.7	56.7	15.8	Other certifications and advisory services

Total	10.1	766.1	704.3

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

•

The pre-approval is not required where the fees proposed to be paid for the non-audit services do not exceed 5% of the total amount of fees paid by the Company to its independent accountants and their member firms during the fiscal year, provided that such services were not recognized as non-audit services at the time of the engagement of services. Such services are also promptly brought to the attention of the Audit Committee and approved prior to the completion of the audit by the Audit Committee or by one or more members of the Audit Committee who are members of the Board to whom authority to grant such approvals has been delegated by the Audit Committee. However, in Fiscal 2020 and Fiscal 2019, the Company obtained pre-approval for all services rendered by its independent accountant and fees from the Audit Committee.

Item 16D.	Exemptions from the Listing Standards for Audit Committees

Not applicable.

Item 16E.	Purchases of Equity Securities by the Issuer and Affiliated Purchasers

None.

Item 16F.	Change in Registrant’s Certifying Accountant

There was no change in the Company’s certifying accountant in Fiscal 2020.

The Company appointed KPMG (Registered), an Indian partnership firm, as the auditor for TML and its subsidiaries for Exchange Act reporting purposes from Fiscal 2018. KPMG (Registered) converted into KPMG Assurance and Consulting Services LLP (a Limited Liability partnership firm) with effect from July 23, 2020.

Deloitte Haskins & Sells LLP (“Deloitte”), the predecessor auditor of TML, served as the auditor for TML and its subsidiaries for Exchange Act reporting purposes till Fiscal 2017. Deloitte’s engagement ceased upon filing of the annual report on Form 20-F for Fiscal 2017 with the SEC on July 28, 2017, and KPMG’s engagement period commenced as of April 1, 2017.

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

Independent Directors

The Board has determined the independence of its Directors pursuant to applicable Indian listing requirements. As on June 30, 2020, three Directors of the Board are Independent Directors pursuant to such requirements. Under such requirements, a Non-Executive Director is considered independent if he/she:

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

Non-management Directors’ Meetings

The NYSE listing standards require regularly scheduled executive sessions of non-management directors without management participation or regularly scheduled executive sessions consisting of only independent directors. Under applicable Indian legal requirements, one meeting was required to be held during the year, displaying full attendance of only Independent Directors thereat, for the purpose of reviewing the performance of Non-Executive Non-Independent Directors, including the Chairman of the Board and the performance of the Board and Board constituted Committees, as a whole. Due to the COVID-19 pandemic and resulting lockdown in India, the meeting scheduled to be held on March 27, 2020 was cancelled and was held on June 6, 2020.

Please refer to Item 10.B “Additional Information—Memorandum and Articles of Association—Directors” for more information regarding the Company’s Directors.

Nomination and Remuneration Committee

The NYSE listing standards require a listed company to maintain a remuneration committee, composed entirely of independent directors. The Company’s Nomination and Remuneration Committee comprises of two independent members and one non-independent non-executive member, which is in compliance with the requirement regarding the number of independent members of the Nomination and Remuneration Committee under applicable Indian laws. The Company believes the constitution and main functions of our Nomination and Remuneration Committee generally comply with the spirit of the NYSE requirements for non-U.S. issuers. Please refer to Item 6.C “Directors, Senior Management and Employees—Board Practices—Committees” for more information regarding our Nomination and Remuneration Committee.

Item 16H.	Mine Safety Disclosure

Not applicable.

PART III

Item 17.	Financial Statements

The Company has responded to Item 18 in lieu of Item 17.

Item 18.	Financial Statements

The information required by this item is set forth beginning on page F-1 of this annual report on Form 20-F.

Item 19.	Exhibits

Exhibit Number	Description

1.1	The Company’s Certificate of Incorporation.[3]

1.2	The Company’s Memorandum and Articles of Association[4]; Capital Clause as amended.[5]

2.2	Form of Amended and Restated Deposit Agreement among Tata Motors Limited, Citibank, N.A., as Depository and the holders and beneficial owners of American Depositary Shares issued thereunder, including the form of American Depositary Receipt[2]; Amendment No. 1 thereto, dated December 16, 2009.[5]

2.3	Description of Securities Registered under Section 12 of the Exchange Act.[8]

4.1	Tata Brand Equity & Business Promotion Agreement, dated December 18, 1998, between Tata Sons Limited and Tata Engineering and Locomotive Company Limited (now Tata Motors Limited).[1]

4.2	Appointment Agreement entered into with the CEO and Managing Director – Mr. Guenter Butschek.[6]

4.3	Appointment Letter issued to the Group Chief Financial Officer – Mr. P.B. Balaji.[7]

7.1	Computation of Net Debt to Shareholders’ Equity Ratio.[8]

8.1	List of the Company’s Subsidiaries.[8]

11.1	Tata Code of Conduct 2015.[6]

12.1	Certification of the Principal Executive Officer required by Rule 13a – 14(a).[8]

12.2	Certification of the Principal Financial Officer required by Rule 13a – 14(a).[8]

13.1	Certification of the Chief Executive Officer and Chief Financial Officer required by Rule 13a – 14(b) and Section 1350 of Chapter 63 of Title 18 of the United States Code.[8]

101.INS	XBRL Instance Document[9]

101.SCH	XBRL Taxonomy Extension Schema Document[9]

101.CAL	XBRL Taxonomy Extension Calculation Linkbase Document[9]

101.DEF	XBRL Taxonomy Extension Definition Linkbase Document[9]

101.LAB	XBRL Taxonomy Extension Label Linkbase Document[9]

101.PRE	XBRL Taxonomy Extension Presentation Linkbase Document[9]

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

August 13, 2020

TATA MOTORS LIMITED

By	/s/ Guenter Butschek
Name:	Guenter Butschek
Title:	CEO and Managing Director

By	/s/ P. B. Balaji
Name:	P. B. Balaji
Title:	Group Chief Financial Officer

Report of Independent Registered Public Accounting Firm

To the Shareholders and Board of Directors

Tata Motors Limited

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated balance sheets of Tata Motors Limited (Parent Company) and its subsidiaries (collectively referred to as the Company) as of March 31, 2020 and 2019, the related consolidated statements of income, comprehensive income, cash flows, and changes in equity for each of the years in the three-year period ended March 31, 2020, and the related notes (collectively, the consolidated financial statements). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of March 31, 2020 and 2019, and the results of its operations and its cash flows for each of the years in the three-year period ended March 31, 2020, in conformity with the International Financial Reporting Standards as issued by the International Accounting Standards Board (IFRS).

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company’s internal control over financial reporting as of March 31, 2020, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission, and our report dated August 13, 2020 expressed an adverse opinion on the effectiveness of the Company’s internal control over financial reporting.

Convenience Translation

The accompanying consolidated financial statements as of and for the year ended March 31, 2020 have been translated into United States dollars solely for the convenience of the reader. We have audited the translation and, in our opinion, the consolidated financial statements expressed in Indian rupees have been translated into dollars on the basis set forth in note 2(aa) of the notes to the consolidated financial statements.

Change in accounting principle

As discussed in Note 2(y(i)) to the consolidated financial statements, the Company has changed its method of accounting for leases as of April 1, 2019 due to the adoption of IFRS 16, Leases.

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

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matters

The critical audit matters communicated below are matters arising from the current period audit of the consolidated financial statements that were communicated or required to be communicated to the audit committee and that: (1) relate to accounts or disclosures that are material to the consolidated financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matters below, providing separate opinions on the critical audit matters or on the accounts or disclosures to which they relate.

1) Going concern assessment

As discussed in Notes 2(e) and 2(f)(x) to the consolidated financial statements, the Company prepared its consolidated financial statements on a going concern basis. Management believes that the Company has sufficient funding available to it at the date of approval of these financial statements and that it will be able to continue as a going concern for a period of at least eighteen months from the date of these financial statements. In making this assessment, management has considered the impact of the COVID-19 pandemic, in recognition of the significant impact it has had on the Company, requiring temporary plant and retailer shutdowns. These actions impacted production and sales, and created substantial uncertainty over the timeframe for economies and the automotive industry to recover, as well as management’s mitigating measures including rigorous cost and investment reductions to conserve cash as much as possible considering these uncertainties. There was a failure to maintain a financial ratio on one of the Parent Company’s loans at June 30, 2020, which was subsequently waived by the lender for the period up to March 31, 2021. Certain financing agreements of the Parent Company contain cross default provisions, which can be triggered by any defaults on its financial covenants. Considering the uncertainties in the economic outlook and recovery of the automotive sector, management has developed cash flow and financial position forecasts to evaluate both the sufficiency of liquidity to meet obligations as they become due, as well as the potential impact on compliance with financial covenants during the forecast period. These forecasts take into account cash generated from operations, controllable mitigating actions pertaining to Jaguar Land Rover (the JLR Group) such as deferral of non-essential capital and product development expenditures, further reductions of discretionary marketing spend and warranty goodwill payments, and the funding facilities existing on the date of authorization of these consolidated financial statements, including the presently undrawn revolving credit facilities. Development of these forecasts required management to make subjective estimates and assumptions related to forecasts of cash flows from operating activities, cost improvements, capital expenditures, and working capital requirements. In addition, Tata Sons Private Limited, as promoter of the Company, has undertaken to provide additional financial support to help the Parent Company meet its liquidity needs and covenants under the borrowing agreements with lenders.

We identified the Company’s assessment of its ability to continue as a going concern and related disclosures as a critical audit matter. There was a high degree of subjectivity and significant judgment was involved in assessing the Company’s forecast of cash flows specifically the forecasted volume, controllable mitigating actions pertaining to the JLR Group as stated above, and monitoring of compliance with financial covenants due to the uncertainty in the forecasts resulting from the impact of COVID-19. Additionally, judgment was required to evaluate the need for a commitment of financial support by Tata Sons Private Limited.

The following are the primary procedures we performed to address this critical audit matter.

•

We evaluated the design and tested the operating effectiveness of certain internal controls relating to management’s going concern assessment in relation to forecast of cash flows specifically the forecasted volume, controllable mitigating actions pertaining to JLR Group as stated above, and the monitoring of compliance with financial covenants.

•

We evaluated the Company’s process for preparing the forecast of cash flows, specifically the forecasted volume, by testing the completeness and accuracy of the underlying data used by benchmarking it to externally derived industry data and evaluating the Company’s historical trends.

•

We evaluated the assumptions related to the controllability and timing of the controllable mitigating actions of the JLR Group, including the deferral of non-essential capital and product development expenditures and further reductions of discretionary marketing spend and warranty goodwill payments. We developed an understanding of the nature of spending on each item and then determined which actions are within the JLR Group’s control, both in terms of the amount of reduction and timing thereof, and assessing the feasibility to reduce such spending.

•

We independently assessed the sensitivity of reasonably possible changes to the key assumptions and judgments, such as forecasted volume, controllable mitigating actions, and considerations for the uncertainties due to COVID-19, used to determine management’s forecasts of cash flows and financial position.

•

We read the financial support letter provided by Tata Sons Private Limited, as promoter of the Company, to the Company to meet its liquidity needs and covenants under the borrowing agreements with lenders until at least March 31, 2022.

•

We evaluated management’s assessment of compliance with financial covenants for loan agreements of the Parent Company, including understanding and assessing the impact of default and cross default provisions of financial and other covenants included in the loan agreements by reading the loan agreements and discussing the provisions with management.

•	We assessed the adequacy of the disclosures related to the application of the going concern assumption.

2) Impairment of property, plant and equipment and intangible assets of the passenger vehicles cash generating unit

As discussed in Note 18(a) to the consolidated financial statements, the Company tests its passenger vehicle cash generating unit (CGU) for impairment at least annually and more frequently when there is an indication of impairment. An impairment loss is recognized if the recoverable amount is lower than the carrying value. The recoverable amount is determined based on the higher of value in use (VIU) and fair value less costs of disposal (FVLCD). As at March 31, 2020, the Company recognized an impairment loss of Rs 4,454.8 million for the passenger vehicle business unit CGU. After recognition of this impairment loss, the carrying value of net assets for this CGU was Rs 91,203.1 million as at March 31, 2020.

We identified the evaluation of the property, plant and equipment and intangible assets impairment analysis for the passenger vehicle CGU as a critical audit matter. This is due to the significant judgment required in evaluating the key assumptions used in calculating FVLCD, including forecasted sales volume and price for the year ending March 31, 2021, principles used in selection of comparable companies and time period of sales. The declining sales volumes on account of market condition and as a result of the COVID-19 pandemic has impacted the judgments and estimates used in calculating FVLCD.

The following are the primary procedures we performed to address this critical audit matter.

•	We evaluated the design and tested the operating effectiveness of certain internal controls over the key assumptions used in determining FVLCD, noted above.

•	We involved valuation professionals with specialized skills and knowledge who assisted in evaluating the principles used in selection of comparable companies and time period of sale.

•	We assessed the assumptions for forecasted sales volume and price for the year ending March 31, 2021 by:

1.	Comparing the volume and price assumptions to the Company’s historical trends in sales volumes and prices.

2.	Comparing forecasted sales volumes for the year ending March 31, 2021 to externally derived data.

•

We performed a sensitivity analysis over the enterprise value to sales multiple and forecasted sales volume of the year ending March 31, 2021 to assess the impact of changes in those assumptions on the valuation.

3) Impairment of property, plant and equipment and intangible assets of the Jaguar Land Rover CGU (JLR CGU)

As discussed in Note 17 to the consolidated financial statements, the Company tests its JLR CGU for impairment at least annually and more frequently when there is an indication of impairment. An impairment loss is recognized if the recoverable amount is lower than the carrying value. The recoverable amount is determined based on the higher of value in use (VIU) and fair value less costs to dispose (FVLCD). No impairment loss related to the JLR CGU was recognized for the year ended March 31, 2020. The carrying value of net assets for the JLR CGU was Rs 879,225.2 Million as at March 31, 2020.

We identified the evaluation of the property, plant and equipment and intangible assets impairment analysis of the JLR CGU as a critical audit matter. The estimated fair value of the JLR CGU approximated its carrying value, and due to economic impact of COVID-19 there was a higher risk that the property, plant and equipment and intangible assets may be impaired and, therefore, involved a high degree of challenging and subjective auditor judgment. There was significant auditor judgment required in evaluating the key assumptions used in calculating the VIU including estimates of forecast vehicles volumes, terminal value variable profit, terminal value SG&A expenses, the growth rate applied beyond approved forecast period, terminal value capital expenditure and discount rate. Assessing the reconciliation between the recoverable amount of the JLR CGU and the Company’s market capitalization attributable to JLR CGU also required significant auditor judgment.

The following are the primary procedures we performed to address this critical audit matter.

•

We evaluated the design and tested the operating effectiveness of certain internal controls over the key assumptions noted above, and the evaluation of market capitalization of the Company attributable to the JLR CGU.

•

We assessed the key assumptions used in calculating VIU including forecasted vehicle volumes, terminal value variable profit, terminal value SG&A expenses, growth rate applied beyond approved forecast period, and terminal value capital expenditure used in the VIU forecasts by:

1.	Comparing the assumptions to the Company’s historical trends in forecast vehicles volumes, terminal value variable profit, terminal value SG&A expenses, terminal value capital expenditure;

2.	Comparing forecasted vehicles volumes to externally derived data; and

3.	Validating the growth rate applied beyond approved forecast period by comparing to external benchmark data.

•

We involved valuation professionals with specialized skills and knowledge who assisted in assessing the Company’s discount rate by comparing it to a discount rate range that was independently developed using publicly available market data for comparable entities.

•	We assessed the reconciliation between the estimated recoverable amount of the JLR Group CGU and the overall market capitalization of the Company.

4) Allowances for credit losses for finance receivables of the Company’s vehicle financing receivables

As discussed in Note 39 d(ii) to the consolidated financial statements, the Company’s allowances for credit losses for finance receivables (ACL) for vehicle financing receivables was Rs. 6,513.7 million. The ACL for vehicle financing receivables are determined using an expected credit loss model which is based upon statistical analysis that, among other factors, requires an assessment of significant increase in credit risk, which is primarily determined using the days past due status of vehicle financing receivables and also includes an analysis of historical delinquency experience for determining of probability of default (PD), actual loss experience for determining of loss given default (LGD) and impact of the current underlying economic conditions. Such methodology includes significant assumptions related to the historical observation period, the correlation of forward looking macro-economic variables in the PD, and estimated recoveries in the LGD.

We identified the assessment of the ACL for vehicle financing receivables as a critical audit matter because it involved significant measurement uncertainty, requiring complex and subjective auditor judgment, and specialized skills and knowledge. Specifically, complex and subjective auditor judgment was required to assess the loan staging criteria, both quantitative and qualitative, for the purpose of determining significant increase in credit risk and the methodology and significant assumptions used by the Company to estimate the PD, LGD and impact of the current underlying economic conditions.

The following are the primary procedures we performed to address this critical audit matter. We evaluated the design and tested the operating effectiveness of certain internal controls related to the critical audit matter. This includes controls related to the assessment of the ACL, including controls over the:

•	development of the loan staging criteria used for determination of significant increase in credit risk; and

•	determination of the methodology and significant assumptions used by the Company to estimate the PD, LGD and the impact of the current underlying economic conditions.

We involved credit risk professionals with specialized skills and knowledge who assisted in:

•

evaluating the quantitative and qualitative considerations, including the impact of current economic conditions, used by the Company for the loan staging criteria used for determination of a significant increase in credit risk for compliance with IFRS 9 accounting principles and

•

assessing the methodology and significant assumptions used for estimation of PD, LGD and the impact of current economic conditions by performing both quantitative and qualitative evaluation of the conceptual soundness of the methodology used to estimate the ACL for compliance with IFRS 9 accounting principles and industry practice.

5) Product development cost capitalization

As discussed in Note 2(p) to the consolidated financial statements, product development costs are incurred by the Company for product development of new vehicle platforms, engines, transmissions and new products. The Company evaluates these costs to determine if they meet the criteria for capitalization as specified in IAS 38 “Intangible Assets” and when this capitalization should commence, and the Company capitalizes such costs when the product development will generate probable future economic benefits. The Company has capitalized Rs. 158,030.8 million of product development costs for the year ended March 31, 2020.

We have identified the evaluation of product development cost capitalization as a critical audit matter. This evaluation requires especially subjective auditor judgment due to the inherent uncertainty associated with the assessment of the probable future economic benefits associated with key assumptions such as forecasted sales volumes, margins and capital expenditures of the new product development. Further, the decline in sales volumes in the current year and the suspension of manufacturing activity due to mandatory lockdowns towards and after year end due to the COVID-19 pandemic has increased the degree of subjectivity associated with this evaluation.

The following are the primary procedures we performed to address this critical audit matter.

•	We evaluated the design and tested the operating effectiveness of certain internal controls over the product development cost capitalization process;

•

We evaluated the inputs used for forecasted sales volumes, margins and capital expenditure in the assessment of future economic benefit for selected projects by comparing the inputs used to source documents including externally derived data based on industry reports on various subsegments of vehicles;

•	We evaluated the Company’s ability to accurately forecast sales volumes, margins and capital expenditure by comparing the historical forecasts to the actual results for similar projects; and

•

We performed a sensitivity analysis of changes in the inputs considering the impact of historical forecasting accuracy on the Company’s assessment of whether future economic benefit is considered probable.

6) Valuation of defined benefit pension plan obligations at Jaguar Land Rover (JLR Group)

As discussed in Note 36 to the consolidated financial statements, JLR Group operate several defined benefit pension plans. JLR Group’s estimated pension defined benefit obligation amounted to Rs 728,421.5 million as of March 31, 2020. The plans provide for monthly pension after retirement as per salary drawn and service period as set out in rules of each plan and the pension benefit obligations are actuarially determined as per the projected unit credit method at the year end.

We identified the valuation of the pension defined benefit obligation at JLR Group as a critical audit matter. Small changes in the key assumptions and estimates, specifically, the discount rate, inflation rate and mortality /life expectancy, used to value the JLR Group’s pension obligation (before deducting scheme assets) would have a significant effect on the JLR Group’s pension defined benefit obligation.

The following are the primary procedures we performed to address this critical audit matter.

•

We evaluated the design and tested the operating effectiveness of certain internal controls over the selection of the above key assumptions used by its actuarial expert to value the pension defined benefit obligation and the selection and monitoring of its actuarial expert for competence and objectivity.

•

We involved actuarial professional with specialized skills and knowledge, who assisted in assessing the reasonableness of the discount rate, inflation rate and mortality/life expectancy, applied to the valuation of the pension obligation, by comparing to externally derived data.

/s/ KPMG Assurance and Consulting Services LLP

We have served as the Company’s auditor since 2018.

Mumbai, India

August 13, 2020

Report of Independent Registered Public Accounting Firm

To the Shareholders and Board of Directors

Tata Motors Limited:

Opinion on Internal Control Over Financial Reporting

We have audited Tata Motors Limited’s (Parent Company) and subsidiaries’ (the Company) internal control over financial reporting as of March 31, 2020, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. In our opinion, because of the effect of the material weakness, described below, on the achievement of the objectives of the control criteria, the Company has not maintained effective internal control over financial reporting as of March 31, 2020, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated balance sheets of the Company as of March 31, 2020 and 2019, the related consolidated income statements, statements of comprehensive income, statements of cash flows, and statements of changes in equity for each of the years in the three-year period ended March 31, 2020, and the related notes (collectively, the consolidated financial statements), and our report dated August 13, 2020 expressed an unqualified opinion on those consolidated financial statements.

A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the company’s annual or interim financial statements will not be prevented or detected on a timely basis. A material weakness related to the design of controls at the Parent Company to validate the accuracy of query parameters used to prepare information used in the operation of various process level and management review controls has been identified and included in management’s assessment. The material weakness was considered in determining the nature, timing, and extent of audit tests applied in our audit of the 2020 consolidated financial statements, and this report does not affect our report on those consolidated financial statements.

Basis for Opinion

The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying “Management’s Annual Report on Internal Control Over Financial Reporting”. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

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

Disclaimer on Additional Information in Management’s Report

We do not express an opinion or any other form of assurance on management’s statements, included in the accompanying Item 15 titled “Status of remediation actions plan to address material weakness” referring to responsive or corrective actions taken after March 31, 2020, relative to the aforementioned material weakness in internal control over financial reporting.

/s/ KPMG Assurance and Consulting Services LLP

Mumbai, India

August 13, 2020

Tata Motors Limited and subsidiaries

Consolidated Balance Sheets

		As at March 31,
	Notes	2020		2020		2019
		(In millions)
ASSETS:
Current assets:
Cash and cash equivalents	3	US$	2,440.7	Rs.	184,678.0	Rs.	215,598.0
Short-term deposits			1,959.9		148,294.8		105,742.1
Finance receivables	4		1,882.7		142,452.9		115,515.2
Trade receivables			1,476.6		111,726.9		189,961.7
Investments	7		1,435.5		108,615.3		89,383.3
Other financial assets	8		786.5		59,514.2		49,970.7
Inventories	10		4,949.8		374,527.8		390,015.9
Other current assets	11		828.1		62,653.5		68,622.2
Current income tax assets			18.9		1,428.0		1,843.7
Assets classified as held for sale	43		25.7		1,944.3		1,622.4

Total current assets			15,804.4		1,195,835.7		1,228,275.2

Non-current assets:
Finance receivables	4		2,224.8		168,337.8		220,731.7
Investments	6		136.0		10,280.5		14,975.1
Other financial assets	9		731.1		55,323.5		32,166.0
Property, plant and equipment	13		10,776.4		815,393.5		762,303.3
Right of use assets	14		833.5		63,068.5		—
Goodwill	15		102.7		7,770.6		7,478.7
Intangible assets	16		8,782.7		664,544.5		580,555.9
Investments in equity accounted investees	19		584.0		44,188.9		53,348.8
Non-current income tax assets			152.4		11,534.9		10,245.6
Deferred income taxes	20		721.3		54,578.6		51,511.1
Other non-current assets	12		660.0		49,945.1		25,528.5

Total non-current assets			25,704.9		1,944,966.4		1,758,844.7

Total assets		US$	41,509.3	Rs.	3,140,802.1	Rs.	2,987,119.9

LIABILITIES AND EQUITY:
Liabilities:
Current liabilities:
Accounts payable			9,326.1		705,671.9		759,681.7
Acceptances			366.3		27,713.3		31,771.2
Short-term borrowings and current portion of long-term debt	21		4,691.1		354,949.0		351,843.7
Other financial liabilities	23		1,491.4		112,853.2		103,669.2
Provisions	25		1,365.0		103,291.8		101,967.5
Other current liabilities	26		1,090.5		82,503.5		88,640.9
Current income tax liabilities			137.7		10,415.8		10,176.4

Total current liabilities			18,468.1		1,397,398.5		1,447,750.6

Non-current liabilities:
Long-term debt	22		11,009.7		833,048.1		708,067.0
Other financial liabilities	24		1,192.2		90,214.2		29,488.8
Deferred income taxes	20		256.7		19,418.7		14,910.4
Provisions	25		1,947.7		147,366.8		118,548.5
Other liabilities	27		731.2		55,321.1		110,287.2

Total non-current liabilities			15,137.5		1,145,368.9		981,301.9

Total liabilities			33,605.6		2,542,767.4		2,429,052.5

Equity:
Ordinary shares	28		81.7		6,178.4		5,775.2
‘A’ Ordinary shares	28		13.4		1,017.0		1,017.0
Additional paid-in capital			3,963.8		299,919.3		261,387.8
Reserves			3,652.3		276,352.5		317,926.7
Other components of equity	29		83.7		6,334.0		(33,368.0)

Equity attributable to shareholders of Tata Motors Limited			7,794.9		589,801.2		552,738.7
Non-controlling interests			108.8		8,233.5		5,328.7

Total equity			7,903.7		598,034.7		558,067.4

Total liabilities and equity		US$	41,509.3	Rs.	3,140,802.1	Rs.	2,987,119.9

See accompanying notes to consolidated financial statements

Tata Motors Limited and subsidiaries

Consolidated Income Statements

			Year ended March 31,
	Notes		2020		2020		2019		2018
			(In millions, except per share amounts)
Revenues	31		US$	33,782.1	Rs.	2,556,123.4	Rs.	2,959,666.9	Rs.	2,856,910.8
Finance revenues				503.9		38,127.8		33,995.5		26,040.3

Total revenues				34,286.0		2,594,251.2		2,993,662.4		2,882,951.1
Change in inventories of finished goods and work-in-progress				294.9		22,311.9		20,532.8		(20,465.8)
Purchase of products for sale				1,616.1		122,283.5		132,588.3		159,039.9
Raw materials, components, and consumables				20,167.4		1,525,964.3		1,809,875.4		1,718,028.0
Employee cost	32			4,075.5		308,372.8		346,261.1		302,624.8
Defined benefit pension plan amendment cost / (credit)	36			—		—		1,479.3		(36,090.1)
Depreciation and amortization				2,744.1		207,632.1		230,197.8		209,818.2
Other expenses	33			7,947.4		601,339.1		657,298.7		629,755.4
Impairment losses in Jaguar Land Rover	17			—		—		278,379.1		—
Impairment losses in passenger vehicle business	18(a	)		58.9		4,454.8		—		—
Provision for onerous contracts	18(b	)		102.7		7,770.0		—		—
Impairment losses of assets in subsidiaries	18(c	)		46.7		3,532.0		—		—
Reversal for loss of inventory (net of insurance recoveries)	10			—		—		—		(111.9)
Expenditure capitalized				(2,313.3)		(175,033.8)		(196,595.6)		(185,882.0)
Assets written off / loss on sale of assets and others (net)	44			41.4		3,131.9		13,186.7		29,148.6
Other (income)/loss (net)	34			(211.6)		(16,009.4)		(35,438.7)		(47,873.3)
Foreign exchange loss (net)				224.5		16,985.4		5,824.2		4,332.9
Interest income				(154.6)		(11,696.9)		(7,864.6)		(7,122.4)
Interest expense	35			958.9		72,553.1		57,586.0		46,791.3
Share of (profit)/loss of equity accounted investees (net)	19			132.2		10,000.0		(2,095.0)		(22,782.6)

Net income/(loss) before tax				(1,445.2)		(109,339.6)		(317,553.1)		103,740.1
Income tax (expense)/credit	20			(48.2)		(3,644.5)		25,425.0		(37,678.2)

Net income/(loss)			US$	(1,493.4)	Rs.	(112,984.1)	Rs.	(292,128.1)	Rs.	66,061.9

Attributable to:
Shareholders of Tata Motors Limited				(1,506.0)		(113,940.3)		(293,142.7)		65,040.7
Non-controlling interests				12.6		956.2		1,014.6		1,021.2
Earnings/(loss) per share:	42
Ordinary shares:
Basic			US$	(0.4)	Rs.	(32.9)	Rs.	(86.3)	Rs.	19.1
Diluted			US$	(0.4)	Rs.	(32.9)	Rs.	(86.3)	Rs.	19.1
‘A’ Ordinary shares:
Basic			US$	(0.4)	Rs.	(32.9)	Rs.	(86.3)	Rs.	19.2
Diluted			US$	(0.4)	Rs.	(32.9)	Rs.	(86.3)	Rs.	19.2

See accompanying notes to consolidated financial statements

Tata Motors Limited and subsidiaries

Consolidated Statements of Comprehensive Income

	Year ended March 31,
	2020		2020		2019		2018
	(In millions)
Net income/(loss)	US$	(1,493.4)	Rs.	(112,984.1)	Rs.	(292,128.1)	Rs.	66,061.9
Other comprehensive income :
(i) Items that will not be reclassified subsequently to profit and loss :
Remeasurement gains and (losses) on defined benefit obligations (net)		1,163.4		88,029.9		(25,612.6)		46,751.0
Share of remeasurement gains and (losses) on defined benefit obligations (net) of equity accounted investees		0.2		14.3		33.8		(47.5)
Unrealized gains / (losses) on investments (net)		(17.6)		(1,330.2)		355.4		—
Share of unrealized gains / (losses) on investments (net) of equity accounted investees		(0.5)		(39.1)		77.7		—
Gains and (losses) in cash flow hedges of forecast inventory purchases		89.3		6,753.2		18,134.5		—
Income tax relating to items that will not be reclassified subsequently		(199.3)		(15,081.0)		756.9		(7,613.9)

		1,035.5		78,347.1		(6,254.3)		39,089.6

(ii) Items that may be reclassified subsequently to profit and loss :
Currency translation		292.7		22,145.9		(20,413.2)		96,484.5
Gain/(loss) on cash flow hedges (net)		222.3		16,823.9		(28,142.8)		208,629.8
Available-for-sale investments		—		—		—		399.6
Gains and (losses) on finance receivables held at fair value		18.0		1,362.4		—		—
Share of other comprehensive income of equity accounted investees (net)		13.6		1,026.1		(586.1)		4,044.2
Income tax relating to items that may be reclassified subsequently		(41.5)		(3,141.6)		5,319.9		(39,450.0)

		505.1		38,216.7		(43,822.2)		270,108.1

Other comprehensive income/(loss) for the year, net of tax (i+ii)		1,540.6		116,563.8		(50,076.5)		309,197.7

Total comprehensive income/(loss) for the year	US$	47.2	Rs.	3,579.7	Rs.	(342,204.6)	Rs.	375,259.6

Attributable to:
Shareholders of Tata Motors Limited		32.9		2,498.7		(343,213.4)		373,966.5
Non-controlling interests		14.3		1,081.0		1,008.8		1,293.1

See accompanying notes to consolidated financial statements

Tata Motors Limited and subsidiaries

Consolidated Statements of Cash Flows

	Year ended March 31,
	2020		2020	2019	2018
	(In millions)
Cash flows from operating activities:
Net income/(loss)	US$	(1,493.4)	Rs. (112,984.1)	Rs. (292,128.1)	Rs.	66,061.9
Adjustments for:
Depreciation and amortization expense		2,744.1	207,632.1	230,197.8		209,818.2
Inventory write-down		42.4	3,208.1	6,086.3		6,074.2
Allowances for finance receivables		87.3	6,602.1	3,202.4		255.2
Defined benefit pension plan amendment cost/(credit)		—	—	1,479.3		(36,090.1)
Provision for employee separation cost		54.2	4,097.8	13,672.2		—
Impairment losses in Jaguar Land Rover		—	—	278,379.1		—
Impairment losses of assets in subsidiaries		46.7	3,532.0	—		—
Impairment losses in passenger vehicle business		58.9	4,454.8	—		—
Provision for onerous contracts		102.7	7,770.0	—		—
Allowances for trade and other receivables		20.2	1,528.5	2,141.9		145.7
Share-based payments		0.6	47.0	84.4		—
Share of (profit)/loss of equity accounted investees (net)		132.2	10,000.0	(2,095.0)		(22,782.6)
Loss on sale of assets/assets written off and others (net)		41.4	3,131.9	13,186.7		23,825.5
(Gain) on sale/loss on fair valuation of available-for-sale investments (net)		—	—	—		(1,561.7)
Marked-to-market (gain)/loss on investments measured at fair value through profit or loss		51.4	3,890.5	(2,385.4)		—
Profit on sale of investments (net)		(24.8)	(1,873.4)	(1,286.1)		—
Profit on sale of investment in a subsidiary company		—	—	(3,769.8)		—
Loss on change in fair value of commodity derivatives		96.3	7,287.6	3,120.0		170.9
Fair value gain on disposal of joint venture		—	—	—		(190.6)
Provision for loan given to a joint venture		3.3	251.2	—		—
Foreign exchange loss (net)		266.8	20,187.8	5,046.7		4,247.6
Income tax expense/(credit)		48.2	3,644.5	(25,425.0)		37,678.2
Interest expense		958.9	72,553.1	57,586.0		46,791.3
Interest income		(154.6)	(11,696.9)	(7,864.6)		(7,122.4)
Dividend income and income on mutual funds		(2.8)	(211.4)	(172.8)		(157.7)
Gain on fair value of below market interest loans		—	—	(133.7)		(60.2)

Cash flows from operating activities before changes in following assets and liabilities		3,080.0	233,053.2	278,922.3		327,103.4
Trade receivables		1,045.8	79,131.1	9,547.0		(43,265.8)
Finance receivables		267.1	20,207.7	(100,637.9)		(63,612.2)
Other financial assets		8.5	645.3	2,301.3		(33,730.5)
Other current assets		83.9	6,351.7	6,905.2		1,820.0
Inventories		307.3	23,251.8	20,686.4		(35,604.3)
Other non-current assets		(458.1)	(34,660.6)	(3,956.4)		(307.6)
Accounts payable		(1,014.9)	(76,794.3)	(26,895.1)		72,565.7
Acceptances		(53.6)	(4,053.8)	(17,244.5)		631.0
Other current liabilities		(133.9)	(10,130.4)	19,807.0		5,631.7
Other financial liabilities		(60.3)	(4,560.2)	(300.1)		15,419.8
Other non-current liabilities		(609.3)	(46,100.4)	29,848.8		(46,878.3)
Provisions		1,293.0	97,837.7	(3,482.1)		69,012.9

Cash generated from operations		3,755.5	284,178.8	215,501.8		268,785.8
Income tax paid (net)		(235.9)	(17,849.4)	(26,594.3)		(30,211.6)

Net cash provided by operating activities		3,519.6	266,329.4	188,907.5		238,574.2

Cash flows from investing activities:
Deposits with banks/financial institutions		(5,301.6)	(401,147.9)	(240,663.9)		(478,682.9)
Realization of deposits with banks / financial institutions		4,741.2	358,750.9	328,523.9		523,438.0
(Purchase)/sale of mutual funds, money market funds and equity shares (net)		(177.0)	(13,392.9)	56,390.2		23,610.9
Proceeds from sale of investment in a subsidiary company		—	—	5,329.6		—
Purchases of available-for-sale investments		—	—	—		(3,287.8)
Investments in others		(13.1)	(994.1)	(1,300.1)		—
Proceeds from sale of available-for-sale investments		—	—	—		194.3
Proceeds from sale of investments in other companies		2.8	214.5	51.8		—
Excess of cash acquired on acquisition of subsidiary company		—	—	—		144.5

Tata Motors Limited and subsidiaries

Consolidated Statements of Cash Flows

	Year ended March 31,
	2020		2020		2019		2018
	(In millions)
Deposits of margin money and other restricted deposits	US$	(206.4)	Rs.	(15,618.6)	Rs.	(7,647.1)	Rs.	(3,917.6)
Realization of margin money and other restricted deposits		195.2		14,772.4		4,902.0		2,134.0
(Increase)/decrease in short term inter-corporate deposits		(1.9)		(144.4)		(19.8)		—
Loan given to joint venture		(0.2)		(17.0)		(37.5)		—
Proceeds from loan/(given) to others		0.5		34.2		(34.2)		—
Investments in equity accounted investees		(80.1)		(6,064.0)		(93.1)		(42.1)
Dividends received from equity accounted investees		82.3		6,224.4		2,149.8		17,816.4
Interest received		146.0		11,044.8		7,605.2		6,904.7
Dividend received		2.8		211.4		172.8		157.7
Payments for property, plant and equipment		(1,892.4)		(143,191.7)		(174,195.5)		(198,654.3)
Proceeds from sale of property, plant and equipment		22.7		1,714.8		672.3		303.0
Payments for intangible assets		(2,033.0)		(153,828.6)		(178,839.7)		(152,134.9)
Payments for acquisitions, net of cash acquired		(3.6)		(270.4)		—		—
Payments for purchase of minority stake in a subsidiary company		—		—		(77.6)		—

Net cash used in investing activities		(4,515.8)		(341,702.2)		(197,110.9)		(262,016.1)

Cash flows from financing activities:
Proceeds from issue of shares and warrants (net of issue expenses)		513.9		38,887.7		—		— *
Dividends paid to non-controlling interests shareholders of subsidiaries (including dividend distribution tax)		(7.5)		(568.5)		(947.4)		(959.6)
Interest paid		(1,055.6)		(79,876.5)		(68,404.0)		(54,106.4)
Proceeds from issuance of short-term debt		1,415.8		107,124.2		201,191.4		150,087.3
Repayment of short-term debt		(1,698.7)		(128,529.3)		(218,521.3)		(193,766.2)
Net change in other short-term debt (with maturity up to three months)		(209.8)		(15,871.2)		49,139.0		73,282.4
Proceeds from issuance of long-term debt		3,843.0		290,777.7		261,013.1		152,108.8
Repayments of long-term debt		(2,246.8)		(170,005.2)		(133,458.9)		(105,872.5)
Proceeds from Option settlement of long term borrowings		25.2		1,909.0		—		—
Repayment of lease liability		(115.8)		(8,763.6)		—		—
Acquisition of minority		(2.9)		(221.5)		—		—
Debt issuance cost		(12.8)		(966.8)		(1,708.2)		(656.7)

Net cash provided by financing activities		448.0		33,896.0		88,303.7		20,117.1

Net change in cash and cash equivalents		(548.2)		(41,476.8)		80,100.3		(3,324.8)
Reversal of / (classified as) held for sale		—		—		2,439.4		(2,439.4)
Effect of foreign exchange on cash and cash equivalents		139.5		10,556.8		(14,109.2)		13,064.1
Cash and cash equivalents, beginning of the year		2,849.4		215,598.0		147,167.5		139,867.6

Cash and cash equivalents, end of the year	US$	2,440.7	Rs.	184,678.0	Rs.	215,598.0	Rs.	147,167.5

Non-cash transactions:
Liability towards property, plant and equipment and intangible assets purchased on credit/deferred credit	US$	875.8	Rs.	66,267.8	Rs.	72,863.2	Rs.	83,465.4
Increase/(decrease) in liabilities arising from financing activities on account of non-cash transactions:
Exchange differences	US$	613.5	Rs.	46,417.0	Rs.	11,201.5	Rs.	27,680.3
Classified as held for sale	US$	—	Rs.	—	Rs.	—	Rs.	(1,425.5)
Amortization of prepaid discounting charges	US$	14.3	Rs.	1,083.0	Rs.	1,581.9	Rs.	2,027.0

* less than Rs. 50,000

See accompanying notes to consolidated financial statements

Tata Motors Limited and subsidiaries

Consolidated statements of changes in equity

For the years ended March 31, 2020, March 31, 2019 and March 31, 2018

							Other components of equity										Reserves*
	Share capital		Additional paid-in capital		Share-based payments reserve		Currency translation reserve		Debt instruments through Other Comprehensive Income		Equity instruments through Other Comprehensive Income		Hedging reserve		Cost of Hedge reserve		Capital redemption reserve		Debenture redemption reserve		Reserve for research and human resource development		Special reserve		Earned surplus reserve		Retained earnings		Equity attributable to shareholders of Tata Motors Limited		Non- controlling interests		Total equity
	(In millions)
Balance as at April 1, 2019		Rs. 6,792.2	Rs.	261,303.4	Rs.	84.4	Rs.	28,388.6	Rs.	—		1,785.5	Rs.	(60,668.2)	Rs.	(2,873.9)	Rs.	22.8	Rs.	10,859.5	Rs.	1,993.9	Rs.	4,408.2	Rs.	451.8	Rs.	300,190.5	Rs.	552,738.7	Rs.	5,328.7	Rs.	558,067.4
Effect of transition to IFRS 16		—		—		—		—		—		—		—		—		—		—		—		—		—		(1,961.4)		(1,961.4)		—		(1,961.4)

Balance as at April 1, 2019 after giving effect of transition to IFRS 16		6,792.2		261,303.4		84.4		28,388.6		—		1,785.5		(60,668.2)		(2,873.9)		22.8		10,859.5		1,993.9		4,408.2		451.8		298,229.1		550,777.3		5,328.7		556,106.0

Income for the period		—		—		—		—		—		—		—		—		—		—		—		—		—		(113,940.3)		(113,940.3)		956.2		(112,984.1)
Other comprehensive income /(loss) for the period		—		—		—		23,033.9		886.3		(1,394.5)		22,214.0		(2,628.2)		—		—		—		—		—		74,327.5		116,439.0		124.8		116,563.8

Total comprehensive income/(loss) for the period		—		—		—		23,033.9		886.3		(1,394.5)		22,214.0		(2,628.2)		—		—		—		—		—		(39,612.8)		2,498.7		1,081.0		3,579.7

Amounts recognized in inventory		—		—		—		—		—		—		(3,482.9)		1,073.4		—		—		—		—		—		—		(2,409.5)		—		(2,409.5)
Issue of shares persuant to preferential allotment (net of issue expenses of Rs. 30.8 million)		403.2		29,809.5		—		—		—		—		—		—		—		—		—		—		—		—		30,212.7		—		30,212.7
Issue of warrants				8,675.0		—		—		—		—		—		—		—		—		—		—		—		—		8,675.0		—		8,675.0
Buyback of shares		—		—		—		—		—		—		—		—		—		—		—		—		—		—		—		(221.5)		(221.5)
Issue of perpetual instrument classified as equity by a subsidiary (refer note below)		—		—		—		—		—		—		—		—		—		—		—		—		—		—		—		2,500.0		2,500.0
Dividend paid (including dividend tax)		—		—		—		—		—		—		—		—		—		—		—		—		—		—		—		(454.7)		(454.7)
Share based payments		—		—		47.0		—		—		—		—		—		—		—		—		—		—		—		47.0		—		47.0
Transfer (from)/to retained earnings		—		—		—		—		—		—		—		—		—		(471.0)		—		495.9				(24.9)		—		—		—

Balance as at March 31, 2020	Rs.	7,195.4	Rs.	299,787.9	Rs.	131.4	Rs.	51,422.5	Rs.	886.3	Rs.	391.0	Rs.	(41,937.1)	Rs.	(4,428.7)	Rs.	22.8	Rs.	10,388.5	Rs.	1,993.9	Rs.	4,904.1	Rs.	451.8	Rs.	258,591.4	Rs.	589,801.2	Rs.	8,233.5	Rs.	598,034.7

					Rs.	299,919.3									Rs.	6,334.0											Rs.	276,352.5

	US$	95.1	US$	3,962.1	US$	1.7	US$	679.5	US$	11.7	US$	5.2	US$	(554.2)	US$	(58.5)	US$	0.3	US$	137.3	US$	26.4	US$	64.8	US$	6.0	US$	3,417.5	US$	7,794.9	US$	108.8	US$	7,903.7

					US$	3,963.8									US$	83.7											US$	3,652.3

*	Refer to note 29

Note:

During the financial year ended March 31, 2020, Tata Motors Finance Limited, a subsidiary of the Company issued perpetual securities of Rs.2,500 million bearing a coupon interest rate of 11.50 % p.a, with a step up provision if the securities are not called after 10 years. The payment of any coupon may be cancelled or suspended at the discretion of the Board of Directors of Tata Motors Finance Limited. Accordingly, the Company has accounted these securities as equity instruments and any amount attributable to investors of these perpetual securities have been presented as non-controlling interest.

See accompanying notes to consolidated financial statements

Tata Motors Limited and subsidiaries

Consolidated statements of changes in equity

For the years ended March 31, 2020, March 31, 2019 and March 31, 2018

							Other components of equity										Reserves*
	Share capital		Additional paid- in capital		Share-based payments reserve		Currency translation reserve		Available- for-sale investments		Equity instruments through Other Comprehensive Income		Hedging reserve		Cost of Hedge reserve		Capital redemption reserve		Debenture redemption reserve		Reserve for research and human resource development		Special reserve		Earned surplus reserve		Retained earnings		Equity attributable to shareholders of Tata Motors Limited		Non- controlling interests		Total equity
	(In millions)
Balance as at April 1, 2018	Rs.	6,792.2	Rs.	261,303.4	Rs.	—	Rs.	49,388.8	Rs.	1,422.1			Rs.	(39,224.0)	Rs.	(4,473.1)	Rs.	22.8	Rs.	10,859.5	Rs.	1,993.9	Rs.	3,794.2	Rs.	435.9	Rs.	615,847.8	Rs.	908,163.5	Rs.	5,357.5	Rs.	913,521.0
Effect of transition to IFRS 9										(1,422.1)		1,392.8		(2,819.8)		204.8												(148.5)		(2,792.8)		—		(2,792.8)
Effect of transition to IFRS 15																												(418.0)		(418.0)		—		(418.0)

Balance as at April 1, 2018 after giving effect of transition to IFRS 9 and IFRS 15		6,792.2		261,303.4		—		49,388.8		—		1,392.8		(42,043.8)		(4,268.3)		22.8		10,859.5		1,993.9		3,794.2		435.9		615,281.3		904,952.7		5,348.2		910,310.2

Income/(loss) for the year																												(293,142.7)		(293,142.7)		1,014.6		(292,128.1)
Other comprehensive income /(loss) for the year		—		—		—		(21,000.2)		—		442.0		(8,127.3)		(5.1)												(21,380.1)		(50,070.7)		(5.8)		(50,076.5)

Total comprehensive income/(loss) for the year		—		—		—		(21,000.2)		—		442.0		(8,127.3)		(5.1)		—		—		—		—		—		(314,522.8)		(343,213.4)		1,008.8		(342,204.6)

Amounts recognized in inventory		—		—				—		—				(10,497.1)		1,399.5		—		—		—		—		—		—		(9,097.6)		—		(9,097.6)
Non-controlling interest on Acquisitions during the period		—		—				—		—		—		—		—		—		—		—		—		—		12.6		12.6		(90.2)		(77.6)
Realized gain on investments held at fair value through Other comprehensive income		—		—				—		—		(49.3)		—		—		—		—		—		—		—		49.3		—		—		—
Dividend paid (including dividend tax)		—		—				—		—				—		—		—		—		—		—		—		—		—		(947.4)		(947.4)
Share based payments		—				84.4		—		—				—		—		—		—		—		—		—		—		84.4		—		84.4
Transfer (from)/to retained earnings		—		—		—		—		—				—		—		—		—		—		614.0		15.9		(629.9)		—		—		—

Balance as at March 31, 2019	Rs.	6,792.2	Rs.	261,303.4		84.4	Rs.	28,388.6	Rs.	—	Rs.	1,785.5	Rs.	(60,668.2)	Rs.	(2,873.9)	Rs.	22.8	Rs.	10,859.5	Rs.	1,993.9	Rs.	4,408.2	Rs.	451.8	Rs.	300,190.5	Rs.	552,738.7	Rs.	5,328.7	Rs.	558,067.4

					Rs.	261,387.8									Rs.	(33,368.0)											Rs.	317,926.7

*	Refer to note 29

See accompanying notes to consolidated financial statements

						Other components of equity								Reserves*
	Share capital			Additional paid-in capital		Currency translation reserve		Available- for-sale investments		Hedging reserve		Cost of Hedge reserve		Capital redemption reserve		Debenture redemption reserve		Reserve for research and human resource development		Special reserve		Earned surplus reserve		Retained earnings		Equity attributable to shareholders of Tata Motors Limited			Non- controlling interests		Total equity
	(In millions)
Balance as at April 1, 2017	Rs.	6,792.2		Rs.	261,303.4	Rs.	(50,933.2)	Rs.	1,062.8	Rs.	(206,143.3)		(6,704.6)	Rs.	22.8	Rs.	10,859.5	Rs.	1,644.3	Rs.	2,924.5	Rs.	317.1	Rs.	513,051.5	Rs.	534,197.0		Rs.	4,645.2	Rs.	538,842.2
Income for the year																									65,040.7		65,040.7			1,021.2		66,061.9
Other comprehensive income /(loss) for the year							100,322.0		359.3		166,919.3		2,231.5												39,093.7		308,925.8			271.9		309,197.7

Total comprehensive income/(loss) for the year		—			—		100,322.0		359.3		166,919.3		2,231.5		—		—		—		—		—		104,134.4		373,966.5			1,293.1		375,259.6

Amounts recognized in inventory											—		—														—					—
Issue of shares held in abeyance		0.0	**		—		—		—		—				—		—		—		—		—		—		0.0	**				0.0 **
Non-controlling interest on Acquisitions during the year																											—			986.2		986.2
Distribution to non-controlling interest																											—			(399.9)		(399.9)
Changes to non-controlling interest																											—			(607.4)		(607.4)
Dividend paid (including dividend tax)																											—			(559.7)		(559.7)
Transfer (from)/to retained earnings																			349.6		869.7		118.8		(1,338.1)		—					—

Balance as at March 31, 2018	Rs.	6,792.2		Rs.	261,303.4	Rs.	49,388.8	Rs.	1,422.1	Rs.	(39,224.0)	Rs.	(4,473.1)	Rs.	22.8	Rs.	10,859.5	Rs.	1,993.9	Rs.	3,794.2	Rs.	435.9	Rs.	615,847.8	Rs.	908,163.5		Rs.	5,357.5	Rs.	913,521.0

												Rs.	7,113.8											Rs.	632,954.1

*	Refer to note 29
**	Less than Rs. 50,000

See accompanying notes to consolidated financial statements

Tata Motors Limited and subsidiaries

Notes to Consolidated Financial Statements

1.	Background and operations

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

Tata Motors Limited (“Parent Company”) is a public limited company incorporated and domiciled in India and has its registered office at Mumbai, Maharashtra, India.

The Company’s subsidiaries include the Jaguar Land Rover business (referred to as JLR or Jaguar Land Rover).

As on March 31, 2020, Tata Sons Private Limited (or Tata Sons), together with its subsidiaries, owns 42.32% of the Ordinary shares and 5.35% of ‘A’ Ordinary shares of Tata Motors Limited, and has the ability to significantly influence the Company’s operations (refer note 28 for voting rights relating to Ordinary shares and ‘A’ Ordinary shares).

The consolidated financial statements were approved by the Board of Directors and authorized for issue on August 13, 2020.

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

e.	Going concern assessment

The Company’s financial statements have been prepared on a going concern basis.

The Company recorded a net loss of Rs.112,984.1 million and Rs.292,128.1 million for the years ended March 31, 2020 and 2019, respectively, although it generated positive cash flows from operating activities of Rs.266,329.4 million and Rs.188,907.5 million during the same periods. The Company also had a net current liability position as of March 31, 2020 and 2019.

The Company has adopted going concern basis following a rigorous assessment of the financial position and forecasts of the Company for a period of at least eighteen months from the date of these financial statements.

The Company assessed its planned capital expenditures, debt repayments and refinancing as well as working capital requirements over this period, including the need for additional capital. In making this assessment, careful consideration has been given to the impact of COVID19 pandemic, in recognition of the impact it has had on the global economy and automotive industry. The impact, has been significant, requiring temporary plant and retailer shutdowns, thereby impacting production and sales, and creating substantial uncertainty over the timeframe for economies and the automotive industry to recover. This has also been accompanied by mitigating measures including rigorous cost and investment controls to conserve cash as much as possible considering these uncertainties.

As at March 31, 2020, the Company has sufficient liquidity, with cash and cash equivalents of Rs.184,678.0 million, short term deposits of Rs.148,294.8 million, current investments of Rs.108,615.3.million and undrawn credit facilities of Rs.218,366 million. In addition, during the year ended March 31, 2020, Tata Sons Private Limited, subscribed to warrants issued by the Company aggregating Rs.34,700.0 million, of which Rs.8,675 million was received during the year. The balance amount of Rs.26,025.0 million, which will be due on exercise of options attached to warrants to subscribe to Ordinary shares of the Company, will bring in further liquidity to the Company. Tata Sons Private Limited, as promoter of the Company, will provide financial support to help the Company meet its liquidity needs and covenants under the borrowing agreements with lenders until at least March 31, 2022.

Further, subsequent to the year end, the Company has raised additional long-term borrowings of Rs.40,000 million and a subsidiary in Singapore has refinanced a GBP 190 million (Rs. 17,631.7 million) loan with long term credit enhanced notes and a five year term loan. Jaguar Land Rover also increased an existing short-term working capital facility from GBP100 million (Rs.9,354 million) to GBP163 million (Rs.15,246 million) and a three year syndicated revolving loan facility for RMB 5 billion (Rs.52,379.4 million) in China. A wholly-owned Chinese subsidiary completed a GBP 170 million (Rs.15,901million) equivalent 1-year loan with a Chinese bank. The GBP 170 million (Rs.15,901 million) equivalent loan was then repaid in June and replaced with a new 3-year GBP 567 million (Rs.53,034 million) equivalent facility with a syndicate of 5 Chinese banks. The GBP 567 million (Rs.53,034 million) equivalent syndicated loan is subject to an annual review customary in the Chinese banking market and a profitability and leverage covenant applicable only to JLR’s Chinese subsidiary, which are not expected to be breached in any of the scenarios tested. Both TML and JLR have a strong track record of raising funding in the bond and bank markets and continues to expect it will have opportunities to issue new funding in the future as evidenced by the completion of the Chinese GBP 567 million (Rs.53,034 million) syndicated loan in June 2020.

On June 30, 2020, the Company notified one of its Indian lenders on its US$425 million loan facility that as at June 30, 2020, the Company failed to maintain one of the financial ratios under the terms of the loan facility. On July 30, 2020, the Company received confirmation from the lender that it has approved an increase in such threshold and has given a waiver of the Company’s failure to maintain this ratio for Fiscal 2021. In the event the Company breaches any of the financial covenants in its financing agreement, the outstanding amounts due under such financing agreements could become due and payable immediately and/or result in increased costs. A default under one of these financing agreements may also result in cross-defaults under other financing agreements and result in the outstanding amounts under such other financing agreements becoming due and payable immediately. The Company continues to monitor compliance with its financial covenants on all its borrowings on an ongoing basis and has considered the risk of such defaults, including cross defaults, during the forecast period and expects to meet all its financial covenants during the forecast period based on the financial support from Tata Sons.

In practice, management also expect that the Company will be able to raise additional funding facilities over the assessment period to increase available liquidity, considering the strong track record of raising funding in the bond and bank markets.

Considering the uncertainties in the economic outlook and recovery of the automotive sector, management has developed cash flow and balance sheet forecasts. In evaluating the forecasts, the Company has taken into consideration both the sufficiency of liquidity to meet obligations as they fall due as well as potential impact on compliance with financial covenants during the forecast period. These forecasts indicate that the Company will have sufficient liquidity to operate and discharge its liabilities as they become due, taking into account only cash generated from operations, controllable mitigating actions pertaining to JLR such as deferral of non-essential capital and product development expenditure, further reductions of discretionary marketing spend and warranty goodwill payments and the funding facilities existing on the date of authorization of these financial statements and as at March 31, 2020, including the presently undrawn revolving credit facilities, the exercise of options by Tata Sons Private Limited and the financial support from Tata Sons Private Limited to help the Company meet its liquidity needs and covenants under the borrowing agreements with lenders until at least March 31, 2022.

Based on the evaluation described above, management believes that the Company has sufficient funding available to it at the date of approval of these financial statements and that it will be able to continue as a ‘going concern’ in the foreseeable future and for a period of at least eighteen months from the date of these financial statements. Accordingly, the financial statements do not include any adjustments regarding the recoverability and classification of the carrying amount of assets and classification of liabilities that might result, should the Company be unable to continue as a going concern.

f.	Use of estimates and judgments

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

In particular, information about significant areas of estimation, uncertainty and critical judgments in applying accounting policies that have the most significant effect on the amounts recognized in the financial statements are included in the following notes:

i)	Note 13, 16 and 17 – Property, plant and equipment and intangible assets – useful lives and impairment, capitalization of product development costs

ii)	Note 15 – Impairment of goodwill

iii)	Note 17 – Impairment of indefinite life intangible assets

iv)	Note 20 – Recoverability/recognition of deferred tax assets

v)	Note 25 – Provision for product warranty

vi)	Note 36 – Measurement of assets and obligations relating to employee benefits

vii)	Note 4 – Allowances for credit losses for finance receivables

viii)	Estimated discounts / incentives required to be paid to dealers on retail of vehicles

ix)	Note 2(e) – Going concern assessment

x)	Estimation of uncertainties relating to the global health pandemic from COVID-19:

The COVID-19 pandemic has been rapidly spreading throughout the world, including India and other countries where the Group has its operations. Governments around the world have been taking significant measures to curb the spread of the virus including imposing mandatory lockdowns and restrictions in activities. Consequently, many of the Group’s manufacturing plants and offices had to be closed down for a considerable period of time, including after the year end. As a result of the lockdown, the likely revenue from the quarter ended March 31, 2020 has been impacted. Continued lockdowns are likely to impact the Group operationally including on supply chain matters. The Company is monitoring the situation closely taking into account directives from the Governments. Further, the Reserve Bank of India (RBI) has announced moratorium on loan repayments for specific borrower segments which impacts Group’s vehicle financing business in India. Management believes that it has taken into account all the possible impacts of known events arising from COVID-19 pandemic and the resultant lockdowns in the preparation of the financial statements including but not limited to its assessment of Group’s liquidity and going concern, recoverable values of its property, plant and equipment, intangible assets, intangible assets under development, allowance for losses for finance receivables and the net realisable values of other assets. However, given the effect of these lockdowns on the overall economic activity globally and in particular the countries where the Group operates and in particular on the global automotive industry, the impact assessment of COVID-19 on the abovementioned financial statement captions is subject to significant estimation uncertainties given its nature and duration and, accordingly, the actual impacts in future may be different from those estimated as at the date of approval of these financial statements. The Company will continue to monitor any material changes to future economic conditions and consequential impact on its financial results.

g.	Revenue recognition

The Company generates revenue principally from –

a) Sale of products – (i) commercial and passenger vehicles and vehicle parts and (ii) Sales of other products – certain software products and other automotive products

The Company recognizes revenues on the sale of products, net of discounts, sales incentives, customer bonuses and rebates granted, when products are delivered to dealers or when delivered to a carrier for export sales, which is when control including risks and rewards and title of ownership pass to the customer. Sale of products is presented net of excise duty where applicable and other indirect taxes.

The consideration received in respect of transport arrangements for delivering of vehicles to the customers are recognized net of their costs within revenues in the income statement.

Revenues are recognized when collectability of the resulting receivable is reasonably assured.

b) Sale of services – maintenance service and extended warranties for commercial and passenger vehicles, software support services and insurance broking services.

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

Proceeds from sale of vehicles for which the Company or any of its subsidiaries have repurchase obligation in future is recorded as a liabilities – (i) Proceeds received in excess of agreed buy back price is recognized as Deferred income liability and (ii) the agreed buy back price is recognized as a liability towards vehicles sold under repurchase arrangements. Deferred income liability is recognized on a straight line basis over the term of the agreement.

c) Financing revenues – Interest income from financing transactions and income from leasing of vehicles to customers. Finance and service charges are accrued on the unpaid principal balance of finance receivables using the effective interest method.

For periods prior to April 1, 2018, the Company’s policy for revenue recognition was in accordance with IAS 18 Revenue as follows:

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

Sale of products is presented net of excise duty where applicable and other indirect taxes. Revenues are recognized when collectability of the resulting receivable is reasonably assured. For sale with repurchase agreements, revenue is measured as the difference between initial sale price and agreed repurchase price. Such revenue is recognized on a straight line basis over the terms of the agreement. If the sale of products includes a determinable amount for subsequent services (multiple component contracts) the related revenues are deferred and recognized as income over the relevant service period. Amounts are normally recognized as income by reference to the pattern of related expenditure. Incentives are recognized when there is reasonable assurance that the Company will comply with the conditions and the incentive will be received. Incentives are recorded at fair value where applicable. Revenues include incentives of Rs. 8,929.6 million for the year ended March 31, 2018. During the year ended March 31, 2018 Rs.4,746.4 million (included above), were received by a foreign subsidiary as an indirect tax incentive that requires the subsidiary to meet certain criteria relating to vehicle efficiency and investment in engineering and research and development. The indirect tax incentive received is reduced from indirect tax, which in turn is netted off against Revenue. The incentive is provided as a partial off set to the higher sales tax payable following implementation of new legislation.

ii) Finance revenues

Finance and service charges are accrued on the unpaid principal balance of finance receivables using the effective interest method.

h.	Government grants and incentives

Other income includes export and other recurring and non-recurring incentives from Government (referred as “incentives”). Government grants are recognized when there is reasonable assurance that the Company will comply with the relevant conditions and the grant will be received.

These are recognized in the consolidated statement of profit and loss, either on a systematic basis when the Company recognizes, as expenses, the related costs that the grants are intended to compensate or, immediately if the costs have already been incurred. Government grants related to assets are netted off from the carrying value of related assets.

Government grants related to income are presented as an offset against the related expenditure, and government grants that are awarded as incentives with no ongoing performance obligations to the Company are recognized as income in the period in which the grant is received.

i.	Cost recognition

Costs and expenses are recognized when incurred and are classified according to their nature. Expenditure capitalized represents employee costs, stores and other manufacturing supplies, and other expenses incurred for construction including product development undertaken by the Company.

j.	Provisions

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

ii) Provision for onerous obligations

A provision for onerous contracts is recognized when the expected benefits to be derived by the Company from a contract are lower than the unavoidable costs of meeting its obligations under the contract. It is recognized when the Company has entered into a binding legal agreement for the purchase of components from suppliers that exceeds the benefits from the expected future use of the components and the Company sells the finished goods using the components at a loss.

iii) Residual risk

In certain markets, the Company is responsible for the residual risk arising on vehicles sold by dealers under leasing arrangements. The provision is based on the latest available market expectations of future residual value trends. The timing of the outflows will be at the end of the lease arrangements – being typically up to three years.

iv) Legal and product liability

Legal and product liability provision is recorded in respect of compliance with regulations and known litigations which impact the Company. The product liability claim primarily relates to motor accident claims, consumer complaints, dealer/supplier terminations, personal injury claims and compliance with regulations.

v) Environmental liability

Environmental liability relates to various environmental remediation cost such as asbestos removal and land clean up. The timing of when these costs will be incurred is not known with certainty.

k.	Foreign currency

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

l.	Income taxes

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

m.	Earnings per share

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

n.	Inventories

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

o.	Property, plant and equipment

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

p.	Intangible assets

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

Product development costs incurred on new vehicle platform, engines, transmission and new products are recognized as intangible assets, when feasibility has been established, the Company has committed technical, financial and other resources to complete the development and it is probable that asset will generate probable future economic benefits. The probable future economic benefits is assessed using key assumptions such as forecasted sales volumes, margins and capital expenditures.

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

Product development cost is amortized over a period of 24 months to 120 months.

Capitalized development expenditure is measured at cost less accumulated amortization and accumulated impairment, if any.

q.	Leases [refer note 2(y)(i)]

The Company determines that a contract is or contains a lease, if the contract conveys right to control the use of an identified asset for a period of time in exchange for a consideration. At the inception of a contract which is or contains a lease, the Company recognises lease liability at the present value of the future lease payments for non-cancellable period of a lease which is not short term in nature except for lease of low value items. The future lease payments for such non-cancellable period is discounted using the Company’s incremental borrowing rate. Lease payments include fixed payments, i.e. amounts expected to be payable by the Company under residual value guarantee, the exercise price of a purchase option if the Company is reasonably certain to exercise that option and payment of penalties for terminating the lease if the lease term considered reflects that the Company shall exercise termination option. The Company also recognises a right of use asset which comprises of amount of initial measurement of the lease liability, any initial direct cost incurred by the Company and estimated dilapidation costs.

Right of use assets is amortised over the period of lease or useful life of underlying assets.

For periods prior to April 1, 2019, the Company’s policy for leases was in accordance with IAS 17 Leases as follows:

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

r.	Impairment

i)	Goodwill

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

s.	Employee benefits

i)	Pension plans

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

In accordance with Indian law, eligible employees of Tata Motors Limited and some of its subsidiaries and joint operations are entitled to receive benefits in respect of provident fund, a defined contribution plan, in which both employees and the Company make monthly contributions at a specified percentage of the covered employees’ salary (currently 12% of employees’ salary). The contributions, as specified under the law, are made to the provident fund and pension fund set up as an irrevocable trust by Tata Motors Limited and its subsidiaries or to respective Regional Provident Fund Commissioner and the Central Provident Fund under the State Pension scheme. The interest rate payable to the members of the trust shall not be lower than the statutory rate of interest declared by the Central Government under the Employees Provident Funds and Miscellaneous Provisions Act, 1952 and shortfall, if any, shall be made good by the Company. The embedded interest rate guarantee is considered to be defined benefit.

Given the investment pattern prescribed by the authorities, most investments of provident fund has historically been in debt securities, thereby giving secure returns. However, during the year ended March 31, 2020, due to a ratings downgrade and potential bond default of some of the companies, the total liability of principal and interest guarantee has been actuarially valued as a defined benefit.

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

t.	Dividends

Any dividend declared or paid by Tata Motors Limited for any financial year is based on the profits available for distribution as reported in the unconsolidated statutory financial statements of Tata Motors Limited (Standalone) prepared in accordance with Generally Accepted Accounting Principles in India. Indian law permits the declaration and payment of dividend out of profits for the year or previous financial year(s) as stated in the statutory financial statements of Tata Motors Limited (Standalone) prepared in accordance with Generally Accepted Accounting Principles in India after providing for depreciation in accordance with the provisions of Schedule II to the Companies Act. However, in the absence or inadequacy of the said profits, it may declare dividend out of free reserves, subject to certain conditions as prescribed under the Companies (Declaration and payment of Dividend) Rules, 2014. Accordingly, in certain years the net income reported in these financial statements may not be fully distributable. The amount available for distribution is Rs. Nil as at March 31, 2020.

u.	Segments

The Company primarily operates in the automotive segment. The automotive segment comprises of four reportable segments i.e. Tata Commercial Vehicles, Tata Passenger Vehicles, Jaguar Land Rover and Vehicle Financing. Other operating segments do not meet the quantitative thresholds for disclosure and have been aggregated.

v.	Financial instruments

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

Financial guarantee contracts: These are initially measured at their fair values and, are subsequently measured at the higher of the amount of loss allowance determined or the amount initially recognized less, the cumulative amount of income recognized.

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

w.	Hedge accounting

The Company uses foreign currency forward and option contracts to hedge its risks associated with foreign currency fluctuations relating to highly probable forecast transactions and future payments in foreign currency for certain outstanding liabilities denominated in foreign currencies. The Company designates these forward and option contracts in a cash flow hedging relationship by applying hedge accounting principles. These forward and option contracts are stated at fair value at each reporting date.

Changes in the fair value of these forward and option contracts that are designated and effective as hedges of future cash flows are recognized in other comprehensive income (net of tax) and the ineffective portion, if any is recognized in the consolidated income statement. Amounts accumulated in equity are reclassified to the consolidated income statements in the periods in which the forecasted transaction occurs. Forward element and time value of forwards and options are not considered as part of the hedge. These are treated as cost of hedge and the changes in fair value attributable to time value is recognized in the other comprehensive income along with the changes in fair value determined to be effective portion of the hedge. For hedges of forecast transactions, time value of options and forward element on forward contracts are considered as cost of transaction related hedge and accordingly any changes in their fair value is recognized in other comprehensive income and subsequently reclassified to consolidated income statement when the forecast transaction affects the consolidated income statement or recognized in the carrying value of asset when the forecasted transaction is for purchase of an asset.

Effective portion of fair value changes in forward contracts and options designated as hedges against foreign currency fluctuations arising on certain liabilities denominated in foreign currency are recognized in other comprehensive income and reclassified to consolidated income statement when the underlying liabilities affect the consolidated income statement. The time value of options and forward element of forward contracts designated as hedges of underlying foreign currency liabilities are considered as cost of time period related hedged item and accordingly amortized and recognized in the consolidated income statement over the tenure of the contract.

The Company also uses interest rate swaps to hedge its variability in cash flows from interest payments arising from floating rate liabilities i.e when interests are paid according to benchmark market interest rates. Effective portion of fair value changes on such interest rate swaps are recognized in other comprehensive income and accumulated in hedge reserve and reclassified to consolidated income statement when the hedged risk affects the consolidated income statement.

Any ineffective portion of the fair value changes of hedging instruments are recognized in the consolidated income statement.

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

x.	Cash and cash equivalents

Cash and cash equivalents are short-term (three months or less from the date of acquisition), highly liquid investments that are readily convertible into cash and which are subject to an insignificant risk of changes in value.

y.	Recent accounting pronouncements adopted by the Company

(i) IFRS 16 – Leases (refer note 14 Right-of-use of assets)

The Company adopted IFRS 16 with effect from April1, 2019. In accordance with IFRS 16, at the inception of a contract, the Company assessed whether the contract is or contains a lease.

The Company used following practical expedients on date of initial application of IFRS 16.

1.

With leases previously classified as operating leases according to IAS 17, the lease liability was measured at the present value of the outstanding lease payments, discounted by the incremental borrowing rate at April 1, 2019. The respective right-of-use asset was recognized at an amount equal to the lease liability;

2.	Regardless of their original lease term, leases for which the lease term ends latest on March 31, 2020, were recognized as short-term leases;

3.	At the date of initial application, the measurement of a right of use asset excluded the initial direct costs; and

4.	Hindsight was considered when determining the lease term if the contract contains options to extend or terminate the leases.

The Company has recognized Rs. 55,836 million as right to use assets and lease liability of Rs. 57,798 million as on the date of transition i.e. April 1, 2019. Further, an amount of Rs. 10,360 million has been reclassified from non- current /current assets to right of use assets for prepaid operating lease rentals.

Lease payments of short term leases and leases of low value items are recognized as expense equally over the period of lease. Any lease for which non-cancellable period is less than 12 months is classified as short term lease. Any lease for an asset whose initial value is less than Rs. 0.3 million is classified as a low value item.

(ii) IFRIC 23 – Uncertainty over Income Tax Treatments

In June 2017, IASB issued IFRIC 23 which sets out how to determine the accounting tax position when there is uncertainty over income tax treatments. The Interpretation requires an entity to:

•	determine whether uncertain tax positions are assessed separately or as a group; and

•

assess whether it is probable that a tax authority will accept an uncertain tax treatment used, or proposed to be used, by an entity in its income tax filings: If yes, the entity should determine its accounting tax position consistently with the tax treatment used or planned to be used in its income tax filings. If no, the entity should reflect the effect of uncertainty in determining its accounting tax position

The Company has applied this with effect from April 1, 2019. There is no significant impact in the Company Financial Statements on adoption.

z.	Recent accounting pronouncements not yet adopted by the Company

New Accounting pronouncements affecting amounts reported and /or disclosures in the financial statements.

The Company has not applied the following new and revised IFRSs that have been issued but are not yet effective.

Amendments to IFRS 10 & IAS 28	Sale or Contribution of Assets between an Investor and its Associate or Joint Venture.[1]
IFRS 17	Insurance Contracts.[3]
Amendments to IAS 1	Classification of Liabilities as Current or Non-Current.[4]
Amendments to IAS 1 and IAS 8	Disclosure Initiative- Definition of Material.[2]
Amendments to IFRS 3	Definition of Business.[2]

1.	The IASB has postponed indefinitely the effective date, with early adoption permitted.
2.	Effective for annual periods beginning on or after January 1, 2020
3.	Effective for annual periods beginning on or after January 1, 2023
4.	Effective for annual periods beginning on or after January 1, 2023

Amendments to IFRS 10 – Consolidated Financial Statements and IAS 28 – Investments in Associates and Joint Ventures: Sale or Contribution of Assets between an Investor and its Associate or Joint Venture

In September 2014, IASB issued an amendment to IFRS 10 and IAS 28 to clarify the treatment of the sale or contribution of assets from an investor to its associate or joint venture, as follows:

•

Requires full recognition in the investor’s financial statements of gains and losses arising on the sale or contribution of assets that constitute a business (as defined in IFRS 3 Business Combinations).

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

IFRS 17 Insurance Contracts

In May 2017, IASB issued IFRS 17 which establishes the principles for recognition, measurement, presentation and disclosure of insurance contracts and supersedes IFRS 4 Insurance Contracts. The standard outlines a General Model, which is modified for insurance contracts with direct participation features, described as Variable Fee Approach. The General Model is simplified if certain criteria are met by measuring the liability for remaining coverages using the Premium Allocation Approach. The General Model will use current assumptions to estimate the amounts, timings and uncertainty of future cash flows and it will explicitly measure the cost of that uncertainty. It takes into account market interest rates and impact of policyholders’ options and guarantee. The standard is effective for annual periods beginning on or after January 1, 2023 with early application permitted. It is applied retrospectively unless impracticable, in which case the modified retrospective approach or the fair value approach is applied. The Company has assessed that there will be no impact upon adoption of IFRS 17.

Amendments to IAS 1 – Classification of Liabilities as Current or Non-Current

In January 2020, the International Accounting Standards Board (Board) issued Classification of Liabilities as Current or Non-current, as an amendment to IAS 1 Presentation of Financial Statements.

The amendments clarify that conditions that exist at the end of the reporting period are those which determine whether a right to defer settlement of a liability exists regardless of management intentions or expectations to exercise that right.

The standard is effective for annual periods beginning on or after January 1, 2023 with early application permitted. The Company is assessing probable impact in its financial statements on adoption of these amendments.

Amendments to IAS 1 and IAS 8 – Disclosure Initiative – Definition of Material

In October 2018 the International Accounting Standards Board issued Definition of Material (Amendments to IAS 1 and IAS 8). The amendment provides guidance in considering materiality of any item, transaction or other event while reporting in the financial statements

This project was part of the Board’s plan to promote better communication in financial reporting.

As per the amendment, information is considered material if omitting, misstating or obscuring them could reasonably be expected to influence the decisions that the primary users of general purpose financial statements make on the basis of those financial statements.

The revised definition also narrows the definition of those who may be affected, by clarifying the term ‘primary users of financial statements’ which includes ‘existing and potential investors, lenders and other creditors’ who rely on general purpose financial statements for much of the financial information they need.

The amendment also describes the concept of obscuring information by explaining that the information is obscured if it is communicated in a way that would have an effect similar to that of an omission or misstatement.

Material information may also be obscured if they are scattered throughout the financial statements, or disclosed using a language that is vague or unclear or dissimilar items, transactions or other events are inappropriately aggregated, or disaggregated and further stating that the understandability of the financial statements is reduced if material information is hidden because of immaterial information.

The standard is effective for annual periods beginning on or after January 1, 2020 with early application permitted. The Company has concluded that there will be no significant impact on the presentation and disclosures of its financial statements upon adoption of this amendment.

Amendments to IFRS 3 – Definition of Business

In October 2018 the International Accounting Standards Board issued Definition of a Business (Amendments to IFRS 3). The amendments clarify the definition of a business for the purpose of assessing whether purchase of any asset or combination of assets would result in acquisition of business as per IFRS 3. The revised standard permits a simplified assessment of whether an acquired set of activities and assets is a group of assets rather than a business.

The amendments have clarified that acquired set of activities and assets must have substantive processes that can significantly contribute to the creation of outputs in order to meet the definition of business. Further, the amendment has also introduced concentration test which allows entities to assess value of assets acquired, if substantially all of the fair value of the gross assets acquired is concentrated in a single identifiable asset or group of similar identifiable assets, in which case the acquisition shall be considered as purchase of assets and not business acquisition.

The standard is effective for annual periods beginning on or after January 1, 2020 with early application permitted. The Company has assessed and concluded that there will not be any impact on adoption of this amendment.

aa.	Convenience translation

The consolidated financial statements have been presented in Indian rupees (“Rs.”), Tata Motors Limited’s functional currency. For the convenience of the reader, the financial statements as at and for the year ended March 31, 2020, have been translated into U.S. dollars at US$1.00 = Rs.75.6650 based on fixing rate in the City of Mumbai on March 31, 2020, for cable transfers in Indian rupees as published by the Foreign Exchange Dealers’ Association of India (FEDAI). Such translation should not be construed as representation that the rupee amounts have been or could be converted into U.S. dollars at that or any other rate, or at all.

3.	Cash and cash equivalents

Cash and cash equivalents consist of the following:

	As at March 31,
	2020		2020		2019
	(In millions)
Cash balances	US$	0.9	Rs.	69.6	Rs.	292.1
Balances with banks (including deposits with original maturity of up to three months)		2,439.8		184,608.4		215,305.9

Total	US$	2,440.7	Rs.	184,678.0	Rs.	215,598.0

4.	Finance receivables

Finance receivables consist of vehicle loans, the details of which are as follows:

	As at March 31,
	2020		2020		2019
	(In millions)
Finance receivables	US$	4,193.6	Rs.	317,304.4	Rs.	344,577.4
Less: allowance for credit losses		86.1		6,513.7		8,330.5

Total	US$	4,107.5	Rs.	310,790.7	Rs.	336,246.9

Current portion		1,882.7		142,452.9		115,515.2
Non-current portion		2,224.8		168,337.8		220,731.7

Total	US$	4,107.5	Rs.	310,790.7	Rs.	336,246.9

Changes in the allowance for credit losses in finance receivables are as follows:

	Year ended March 31,
	2020		2020		2019		2018
	(In millions)
Balance at the beginning	US$	110.1	Rs.	8,330.5	Rs.	11,717.9	Rs.	35,975.1
Effect of IFRS 9 transition		—		—		177.8		—
Allowances made during the year		87.3		6,602.1		3,202.4		255.2
Written off		(111.3)		(8,418.9)		(6,767.6)		(24,512.4)

Balance at the end	US$	86.1	Rs.	6,513.7	Rs.	8,330.5	Rs.	11,717.9

5.	Allowance for trade and other receivables

Change in the allowances for trade and other receivables are as follows:

	Year ended March 31,
	2020		2020		2019		2018
	(In millions)
Balance at the beginning	US$	168.1	Rs.	12,720.9	Rs.	14,776.2	Rs.	15,170.3
Allowances made during the year		20.2		1,528.5		2,141.9		145.7
Written off		(9.8)		(741.9)		(3,974.4)		(454.9)
Currency translation		1.3		99.3		(353.3)		45.6
Reversal of/(classified as) held for sale		—		—		130.5		(130.5)

Balance at the end	US$	179.8	Rs.	13,606.8	Rs.	12,720.9	Rs.	14,776.2

6.	Other Investments - non-current

	As at March 31,
	2020		2020		2019
	(In millions)
(a) Investments - measured at fair value through other comprehensive income
Equity shares (quoted)	US$	21.0	Rs.	1,586.8	Rs.	3,033.9
Equity shares (unquoted)		59.5		4,505.1		4,379.0

Total	US$	80.5	Rs.	6,091.9	Rs.	7,412.9

(b) Investments - measured at fair value through profit or loss
Equity shares (quoted)	US$	20.9	Rs.	1,577.9	Rs.	4,231.4
Mutual funds		—		—		288.4
Non-cumulative redeemable preference shares		0.1		4.0		54.0
Cumulative redeemable preference shares		0.2		15.0		25.0
Equity shares (unquoted)		21.2		1,603.9		1,242.8
Convertible debentures		11.6		877.1		1,490.8
Others		1.5		110.7		191.0

Total	US$	55.5	Rs.	4,188.6	Rs.	7,523.4

(c) Investments - measured at amortized cost
Non-convertible debentures	US$	—	Rs.	—	Rs.	38.8

Total	US$	—	Rs.	—	Rs.	38.8

Total (a+b+c)	US$	136.0	Rs.	10,280.5	Rs.	14,975.1

7.	Other Investments - current

	As at March 31,
	2020		2020		2019
	(In millions)
(a) Investments - measured at fair value through other comprehensive income
Equity Shares (quoted)	US$	—	Rs.	—	Rs.	9.2

Total	US$	—	Rs.	—	Rs.	9.2

(b) Investments - measured at fair value through profit and loss
Mutual funds	US$	199.2	Rs.	15,069.3	Rs.	11,919.0

Total	US$	199.2	Rs.	15,069.3	Rs.	11,919.0

(c) Investments - measured at amortized cost Unquoted:
Mutual funds	US$	1,236.3	Rs.	93,546.0	Rs.	77,455.1

Total	US$	1,236.3	Rs.	93,546.0	Rs.	77,455.1

Total (a+b+c)	US$	1,435.5	Rs.	108,615.3	Rs.	89,383.3

8.	Other financial assets - current

Other financial assets - current consist of the following:

	As at March 31,
	2020		2020		2019
	(In millions)
Derivative financial instruments	US$	316.0	Rs.	23,913.0	Rs.	12,355.4
Loans to channel partners		19.7		1,487.6		885.2
Advances and other receivables recoverable in cash		333.2		25,214.3		26,543.0
Inter corporate deposits		0.6		46.9		23.1
Margin money with banks		—		—		1,495.8
Government grant receivables		56.8		4,296.9		5,003.1
Restricted bank deposits		56.8		4,297.0		3,652.3
Others		3.4		258.5		12.8

Total	US$	786.5	Rs.	59,514.2	Rs.	49,970.7

Margin money with banks is restricted cash deposits and consists of collateral provided for transfer of finance receivables.

Restricted bank deposits include Rs. 2,996.9 million and Rs. 2,509.3 million as at March 31, 2020 and 2019, respectively, held as security in relation to interest and repayment of borrowings. Out of these deposits, Rs. 1,015.1 million and Rs. 942.7 million as at March 31, 2020 and 2019, respectively, are pledged till the maturity of the respective borrowings.

9.	Other financial assets - non-current

Other financial assets - non-current consist of the following:

	As at March 31,
	2020		2020		2019
	(In millions)
Derivative financial instruments	US$	302.8	Rs.	22,911.6	Rs.	9,111.4
Loans to channel partners		73.7		5,574.2		1,804.9
Advance and other receivables recoverable in cash		128.8		9,747.0		9,682.3
Margin money with banks		103.9		7,865.1		3,290.7
Government grants receivables		76.4		5,781.9		5,080.8
Loans to employees		3.8		286.7		262.9
Restricted deposits		11.1		839.5		751.1
Loans to joint arrangements		—		—		37.5
Others		30.6		2,317.5		2,144.4

Total	US$	731.1	Rs.	55,323.5	Rs.	32,166.0

Margin money with banks is restricted cash deposits and consists of collateral provided for transfer of finance receivables.

Restricted deposits as at March 31, 2020 and 2019, include Rs. 561.2 million and Rs. 452.6 million, respectively held as a financial deposit in relation to ongoing legal cases.

10.	Inventories

Inventories consist of the following:

	As at March 31,
	2020		2020		2019
	(In millions)
Raw materials, components and consumables	US$	433.1	Rs.	32,776.1	Rs.	36,026.0
Work-in-progress		601.4		45,502.9		38,917.6
Finished goods		3,915.3		296,248.8		315,072.3

Total	US$	4,949.8	Rs.	374,527.8	Rs.	390,015.9

Inventories of finished goods include Rs. 43,587.1 million and Rs. 43,807.1 million as at March 31, 2020 and 2019, respectively relating to vehicles sold subject to repurchase arrangements.

Cost of inventories (including cost of purchased products) recognized as expense during the years ended March 31, 2020, 2019 and 2018, amounted to Rs. 1,966,210.7 million, Rs. 2,283,424.2 million and Rs. 2,172,364.1 million, respectively.

During the years ended March 31, 2020, 2019 and 2018, the Company recorded inventory write-down expenses of Rs. 3,208.1 million, Rs. 6,086.3 million and Rs. 6,074.2 million, respectively.

11.	Other current assets

Other current assets consist of the following:

	As at March 31,
	2020		2020		2019
	(In millions)
Advances to suppliers and contractors	US$	66.9	Rs.	5,059.7	Rs.	4,340.7
Taxes recoverable, statutory deposits and dues from government		558.9		42,291.5		50,719.5
Prepaid expenses		161.0		12,180.7		12,106.8
Others		41.3		3,121.6		1,455.2

Total	US$	828.1	Rs.	62,653.5	Rs.	68,622.2

12.	Other non-current assets

Other non-current assets consist of the following:

	As at March 31,
	2020		2020			2019
	(In millions)
Taxes recoverable, statutory deposits and dues from government	US$	94.3	Rs.	7,137.1		Rs.	10,819.0
Prepaid rentals on operating leases		—		—	*		3,625.7
Prepaid expenses		11.2		848.6			7,684.2
Employee benefits		505.0		38,210.8			46.2
Others		49.5		3,748.6			3,353.4

Total	US$	660.0	Rs.	49,945.1		Rs.	25,528.5

*	Refer Note 14

13.	Property, plant and equipment

Property, plant and equipment consists of the following:

	Land and buildings		Plant and equipment		Vehicles		Computers		Furniture and fixtures		Heritage Assets		Total
	(In millions)
Cost as at April 1, 2019	Rs.	259,382.6	Rs.	1,083,365.4	Rs.	4,498.6	Rs.	25,220.4	Rs.	16,255.1	Rs.	3,727.8	Rs.	1,392,449.9
Transition Adjustment for IFRS 16		(1,733.9)		(1,923.4)		—		(1,861.5)		(43.1)		—		(5,561.9)
Additions		27,534.1		108,941.6		2,105.5		3,442.2		1,332.7		—		143356.1
Additions through acquisitions		53.0		11.6		0.3		—		6.0		—		70.9
Currency translation		9,995.8		31,673.1		58.6		653.1		486.9		121.2		42,988.7
Disposal		(197.9)		(6,730.6)		(516.9)		(294.8)		(466.5)		(86.7)		(8,293.4)

Cost as at March 31, 2020		295,033.7		1,215,337.7		6,146.1		27,159.4		17,571.1		3,762.3		1,565,010.3

Accumulated Depreciation as at April 1, 2019		(41,870.0)		(646,968.3)		(2,224.7)		(15,850.3)		(9,612.7)		(1,616.9)		(718,142.9)
Transition Adjustment for IFRS 16		420.8		1,444.3		—		1,805.7		23.7		—		3,694.5
Depreciation for the year		(11,152.5)		(89,308.5)		(933.9)		(2,001.9)		(1,197.1)		—		(104,593.9)
Currency translation		(1,820.9)		(18,630.4)		(31.3)		(319.6)		(266.0)		(54.0)		(21,122.2)
Writeoff/impairment of assets		(191.4)		(4,368.1)		(7.4)		(99.7)		(125.5)		—		(4,792.1)
Disposal		129.5		5,137.6		479.2		294.8		251.9		—		6,293.0

Accumulated Depreciation as at March 31, 2020		(54,484.5)		(752,693.4)		(2,718.1)		(16,171.0)		(10,925.7)		(1,670.9)		(838,663.6)

Net carrying amount as at March 31, 2020	Rs.	240,549.2	Rs.	462,644.3	Rs.	3,428.0	Rs.	10,988.4	Rs.	6,645.4	Rs.	2,091.4	Rs.	726,346.7

Capital work-in-progress														89,046.8

Total													Rs.	815,393.5

													US$	10,776.4

	Land and buildings		Plant and equipment		Vehicles		Computers		Furniture and fixtures		Heritage Assets		Total
	(In millions)
Cost as at April 1, 2018	Rs.	196,031.4	Rs.	992,423.7	Rs.	3,841.5	Rs.	21,300.9	Rs.	14,293.8	Rs.	3,546.9	Rs.	1,231,438.2
Additions		68,356.7		162,366.3		1,095.1		5,374.5		2,255.1		243.8		239,691.5
Currency translation		(5,218.1)		(16,339.3)		(6.4)		(299.4)		(199.0)		(49.2)		(22,111.4)
Reversal of assets classified as held for sale		638.9		461.8		38.8		1,568.2		368.9		—		3,076.6
Disposal		(426.3)		(55,547.1)		(470.4)		(2,723.8)		(463.7)		(13.7)		(59,645.0)

Cost as at March 31, 2019		259,382.6		1,083,365.4		4,498.6		25,220.4		16,255.1		3,727.8		1,392,449.9

Accumulated Depreciation as at April 1, 2018		(33,149.1)		(490,346.0)		(1,859.2)		(12,332.2)		(7,199.3)		—		(544,885.8)
Depreciation for the year		(9,199.8)		(107,143.4)		(675.9)		(2,544.8)		(1,263.6)		—		(120,827.5)
Reversal of assets classified as held for sale		(260.4)		(137.3)		(21.8)		(1,015.0)		(167.0)		—		(1,601.5)
Currency translation		488.1		4,451.2		(0.1)		67.9		70.1		—		5,077.2
Writeoff/impairment of assets		—		(105,718.0)		(60.5)		(2,348.2)		(1,443.4)		(1,616.9)		(111,187.0)
Disposal		251.2		51,925.2		392.8		2,322.0		390.5		—		55,281.7

Accumulated Depreciation as at March 31, 2019		(41,870.0)		(646,968.3)		(2,224.7)		(15,850.3)		(9,612.7)		(1,616.9)		(718,142.9)

Net carrying amount as at March 31, 2019	Rs.	217,512.6	Rs.	436,397.1	Rs.	2,273.9	Rs.	9,370.1	Rs.	6,642.4	Rs.	2,110.9	Rs.	674,307.0

Capital work-in-progress														87,996.3

Total													Rs.	762,303.3

14.	Right-of-use assets

On transition to IFRS 16, the group recognized right of use assets for leases of any assets, other than low value items or whichever are short term in nature. Lease liabilities were recognized for such right of use assets equal to the amount of discounted value of all future lease payments from the date of transition, except for certain leases for which right of use assets and lease liabilities were measured at the inception date of lease and carrying amount equivalent to depreciated value of right of use assets and amortised cost of the liability as of the date of transition were recorded.

The reconciliation of the group’s commitments towards all its future minimum rental payments under non cancellable operating leases as at March 31, 2019 and lease liability recognized as per IFRS 16 as at April 1, 2019 is as follows:

	(In millions)
Future minimum lease payments under non-cancellable operating leases as at March 31, 2019	US$	822.4	Rs.	62,223.7
Operating leases with renewal and termination options, others, etc. recorded on transition		432.3		32,712.0
Extension and termination options in lease contract considered in lease liability recognized under IFRS 16		8.6		648.4
Operating lease commitements for which no lease liabilities have been recorded on transition		(57.8)		(4,375.9)

Gross lease liabilities for former operating leases as at April 1, 2019		1,205.5		91,208.2
Discounting impact		(452.6)		(34,247.6)

Lease liabilities for former operating leases as at April 1, 2019		752.9		56,960.6
Present value of finance lease liabilities as at March 31, 2019		11.1		837.0

Total lease liabilities as at April 1, 2019	US$	764.0	Rs.	57,797.6

When measuring lease liability, the Group discounted lease payments using its incremental borrowing rate as at April 1, 2019. The weighted-average rate applied is 7.92%.

The following amounts are included in the Consolidated Balance Sheet as at March 31, 2020:

	(In millions)
Current lease liabilities	US$	107.6	Rs.	8,141.8
Non-current lease liabilities		682.3		51,629.4

Total lease liabilities	US$	789.9	Rs.	59,771.2

The following amounts are recognized in the consolidated income statement for the year ended March 31, 2020:

	(In millions)
Interest expense on lease liabilities	US$	62.0	Rs.	4,692.5
Variable lease payment not included in the measurement of lease liabilities		0.4		29.8
Income from sub-leasing of right-of-use assets		—		—
Expenses related to short-term leases		20.5		1,553.4
Expenses related to low-value assets, excluding short-term leases of low-value assets		9.2		695.6
Gains or losses arising from sale-and-leaseback transactions	US$	—	Rs.	—

Right of use assets consist of the following:															(In millions)
	Land		Buildings		Plant, machinery and equipments		Furniture, Fixtures and Office Appliances		Vehicles		Computers & other IT assets		Other Assets		Total
Cost as at April 1, 2019		—				—		—		—		—		—		—
Effect of transition on adoption of IFRS 16	Rs.	2,673.9	Rs.	52,049.9	Rs.	7,867.0	Rs.	43.3	Rs.	178.6	Rs.	3,033.3	Rs.	349.8	Rs.	66,195.8
Additions		—		7,578.2		3,684.1		1,199.2		823.0		281.1		—		13,565.6
Disposals/adjustments		—		(1,443.0)		—		—		(14.1)		—		—		(1,457.1)
Currency translation differences		57.5		1,846.7		226.0		87.6		36.0		47.0		11.7		2,312.5

Cost as at March 31, 2020		2,731.4		60,031.8		11,777.1		1,330.1		1,023.5		3,361.4		361.5		80,616.8

Accumulated amortization as at April 1, 2019
Effect of transition on adoption of IFRS 16		(1.5)		(396.5)		(1,427.0)		(23.7)		—		(1,805.7)		—		(3,654.4)
Amortization for the period		(339.0)		(7,101.9)		(2,444.5)		(109.9)		(336.1)		(745.1)		(88.3)		(11,164.8)
Impairment of Asset		—		(2,539.8)		(114.8)		—		—		(0.3)		—		(2,654.9)
Disposal/adjustments		—		299.6		—		—		8.6		—		—		308.2
Currency translation differences		(13.3)		(222.5)		(95.1)		(6.2)		(13.4)		(28.3)		(3.6)		(382.4)

Accumulated amortization as at March 31, 2020		(353.8)		(9,961.1)		(4,081.4)		(139.8)		(340.9)		(2,579.4)		(91.9)		(17,548.3)

Net carrying amount as at March 31, 2020	Rs.	2,377.6	Rs.	50,070.7	Rs.	7,695.7	Rs.	1,190.3	Rs.	682.6	Rs.	782.0	Rs.	269.6	Rs.	63,068.5

															US$	833.5

The Company has committed towards leases of Plant & Machinery which has not yet commenced for Rs. 1,710 million as on March 31, 2020.

Note:

The Company has adopted IFRS 16 with modified retrospective approach, with effect from April 1, 2019. Accordingly, the comparative periods have not been restated. The cumulative effect of initial application of the standard of Rs. 1,961.4 million has been recognized as an adjustment to the opening balance of retained earnings as at April 1, 2019. The Company has recognized Rs. 55,836.2 million as Right of use assets and lease liability of Rs. 57,797.6 million as on the date of transition i.e. April 1, 2019. Further, an amount of Rs. 10,359.7 million has been reclassified from non-current/current assets to Right of use assets for prepaid operating lease rentals. In the statement of profit and loss account for the year ended March 31, 2020 the nature of expenses in respect of operating leases has changed from lease rent in previous period to depreciation for the right of use asset and finance cost for interest accrued on lease liability. In respect of leases that were classified as finance lease, applying IAS 17, an amount of Rs. 4,154.3 million has been reclassified from property, plant and equipment to Right of use assets. There is no material impact on profit/(loss) after tax and earnings per share for the year ended March 31, 2020, on adoption of IFRS 16.

Leases as a lessee under IAS 17

The Company has taken land, buildings, plant and equipment, computers and furniture and fixtures under operating and finance leases. The following is the summary of future minimum lease rental payments under non-cancellable operating leases and finance leases entered into by the Company:

	As at March 31, 2019
	Operating		Finance
	Minimum Lease Payments		Minimum Lease Payments		Present value of minimum lease payments
Not later than one year	Rs.	10,994.1	Rs.	330.0	Rs.	295.9
Later than one year but not later than five years		26,261.2		970.9		791.2
Later than five years		24,968.3		2,492.5		647.6

Total minimum lease commitments	Rs.	62,223.6	Rs.	3,793.4	Rs.	1,734.7
Less: future finance charges				(2,058.7)

Present value of minimumlease payments				1,734.7

Included in the financial statements as:
Other financial liabilities - current (refer note 23)					Rs.	173.0
Other financial liabilities - non-current (refer note 24)						1,561.7

					Rs.	1,734.7

15.	Goodwill

	As at March 31,
	2020		2020		2019
	(In millions)
Balance at the beginning	US$	98.8	Rs.	7,478.7	Rs.	1,164.5
Impairment (refer note 18 (c))		(1.1)		(83.1)		(81.1)
Reversal of held for sale		—		—		6,399.2
Currency translation		5.0		375.0		(3.9)

Balance at the end	US$	102.7	Rs.	7,770.6	Rs.	7,478.7

As at March 31, 2020, goodwill of Rs. 990.9 million and Rs. 6,779.7 million relates to the “passenger vehicles – automotive and related activity segment (Tata and other brand vehicles)” and “others” segment, respectively. As at March 31, 2019, goodwill of Rs. 1,079.5 million and Rs. 6,399.2 million relates to the “passenger vehicles – automotive and related activity segment (Tata and other brand vehicles)” and “others” segment, respectively.

As at March 31, 2020, goodwill of Rs. 6,779.7 million has been allocated to software consultancy and service cash generating unit. The recoverable amount of the cash generating unit has been determined based on value in use. Value in use has been determined based on future cash flows, after considering current economic conditions and trends, estimated future operating results, growth rates and anticipated future economic conditions.

As at March 31, 2020, the estimated cash flows for a period of 5 years were developed using internal forecasts, and a pre-tax discount rate of 13.30%. The cash flows beyond 5 years have been extrapolated assuming 2% terminal growth rates. The management believes that any reasonably possible change in the key assumptions would not cause the carrying amount to exceed the recoverable amount of the cash generating unit.

16(a).	Intangible assets

Intangible assets consist of the following:

	Software		Patents and technological know how		Customer related		Intellectual property rights and other intangibles		Product development		Indefinite life trademarks and brands		Total
	(In millions)
Cost as at April 1, 2019	Rs.	67,681.8	Rs.	14,595.0	Rs.	5,980.0	Rs.	3,546.9	Rs.	697,541.0	Rs.	55,966.1	Rs.	845,310.8
Additions		11,791.7		1,208.1				2.2		127,782.2		—		140,784.2
Additions through acquisitions		—		—		—		103.2		—		—		103.2
Currency translation		2,653.9		445.7		181.0		1,926.6		23,127.6		—		28,334.8
Fully amortized not in use		(404.6)		—		—		—		(41,597.6)		—		(42,002.2)

Cost as at March 31, 2020		81,722.8		16,248.8		6,161.0		5,578.9		806,853.2		55,966.1		972,530.8

Accumulated amortization at April 1, 2019		(46,300.8)		(13,972.1)		(3,699.7)		(1,765.1)		(405,420.9)		(13,309.9)		(484,468.5)
Amortization for the year		(9,075.8)		(399.3)		(228.9)		(253.6)		(81,915.8)		—		(91,873.4)
Write down/impairment of assets		(4.5)		—		—		—		(1,702.0)		—		(1,706.5)
Currency translation		(1,726.2)		(444.5)		(125.5)		(469.9)		(14,435.2)		—		(17,201.3)
Fully amortized not in use		404.6		—		—		—		41,597.4		—		42,002.0

Accumulated amortization at March 31, 2020		(56,702.7)		(14,815.9)		(4,054.1)		(2,488.6)		(461,876.5)		(13,309.9)		(553,247.7)

Net carrying amount as at March 31, 2020	Rs.	25,020.1	Rs.	1,432.9	Rs.	2,106.9	Rs.	3,090.3	Rs.	344,976.7	Rs.	42,656.2	Rs.	419,283.1

Capital work-in-progress														245,261.4

Total													Rs.	664,544.5

													US$	8,782.7

Cost as at April 1, 2018	Rs.	63,015.3	Rs.	15,221.2	Rs.	5,612.7	Rs.	3,268.3	Rs.	681,420.6	Rs.	57,063.1	Rs.	825,601.2
Additions		8,446.9		21.8		—		445.9		114,174.4		—		123,089.0
Reversal of assets classified as held for sale		2,488.3		17.5		486.9		—		—		—		2,992.7
Currency translation		(1,923.6)		(283.5)		(119.6)		(84.5)		(12,321.8)		(1,097.0)		(15,830.0)
Fully amortized not in use		(4,345.1)		(382.0)		—		(82.8)		(85,732.2)		—		(90,542.1)

Cost as at March 31, 2019		67,681.8		14,595.0		5,980.0		3,546.9		697,541.0		55,966.1		845,310.8

Accumulated amortization at April 1, 2018		(32,351.4)		(13,956.4)		(2,731.2)		(882.3)		(317,707.6)		—		(367,628.9)
Amortization for the year		(10,434.8)		(768.3)		(293.5)		(395.7)		(97,478.0)		—		(109,370.3)
Reversal of assets classified as held for sale		(1,706.3)		(4.8)		(110.0)		—		—		—		(1,821.1)
Write down/impairment of assets		(6,694.0)		—		(617.3)		(474.0)		(80,928.6)		(13,168.8)		(101,882.7)
Currency translation		540.6		375.4		52.3		(95.9)		4,961.1		(141.1)		5,692.4
Fully amortized not in use		4,345.1		382.0		—		82.8		85,732.2		—		90,542.1

Accumulated amortization at March 31, 2019		(46,300.8)		(13,972.1)		(3,699.7)		(1,765.1)		(405,420.9)		(13,309.9)		(484,468.5)

Net carrying amount as at March 31, 2019	Rs.	21,381.0	Rs.	622.9	Rs.	2,280.3	Rs.	1,781.8	Rs.	292,120.1	Rs.	42,656.2	Rs.	360,842.3

Capital work-in-progress														219,713.6

Total													Rs.	580,555.9

1.

The useful life of trademarks and brands in respect of the acquired Jaguar Land Rover businesses have been determined to be indefinite as the Company expects to generate future economic benefits indefinitely from these assets.

2.

During the year ended March 31, 2014, legislation was enacted that allows United Kingdom (UK) companies to elect for the Research and Development Expenditure Credit (RDEC) on qualifying expenditures incurred since April 1, 2013, instead of the existing super-deduction rules. As a result of this election by the Company’s subsidiary in the UK, Rs. 4,236.1 million, Rs. 8,350.6 million and Rs. 8,717.5 million of the RDEC, for the years ended March 31, 2020, 2019 and 2018, respectively, the proportion relating to capitalized product development expenditure, have been off set against these assets. The remaining Rs. 4,957.1 million, Rs. 1,601.5 million and Rs. 3,845.9 million for the years ended March 31, 2020, 2019 and 2018 respectively, have been recognized as miscellaneous income, a component of other income/(loss) (net).

16(b).	Intangible assets under development

	Year ended March 31,
	2020				2019
Cost as at April 1,	US$	2,903.8	Rs.	219,713.6	Rs.	227,195.6
Additions		2,088.6		158,030.8		173,698.8
Transferred to other intangible assets		(1,842.6)		(139,417.4)		(122,621.4)
Reversal of assets classified as held for Sale		—		—		125.4
Provision for impairment/write off		(10.1)		(767.1)		(53,864.8)
Currency translation		101.8		7,701.5		(4,820.0)

Balance at the end	US$	3,241.5	Rs.	245,261.4	Rs.	219,713.6

Tata Motors Limited and subsidiaries

Notes to Consolidated Financial Statements

17.	Impairment losses in Jaguar Land Rover

The Company is of the view that the operations of its subsidiary Jaguar Land Rover (JLR) represent a single cash-generating unit (‘CGU’).

In response to the annual requirement of IAS 36, and also the economic impact of COVID-19 and market capitalization of Tata Motors, management performed an impairment assessment as at March 31, 2020.

For the current year assessment, the recoverable value was determined using the value in use (“VIU”) approach outlined in IAS 36. No impairment was identified as the CGU recoverable amount exceeded its carrying amount by Rs. 35,543.1 million (GBP 380 million). The impairment loss recorded in the previous year was not reversed because it was considered that there was no significant change in the headroom associated with the CGU.

The Company has considered it appropriate to undertake the impairment assessment with reference to the latest business plan that was in effect as at the reporting date. The business plan includes a five-year cash flow forecast and contains growth rates that are primarily a function of the JLR’s Cycle Plan assumptions, historic performance and management’s expectation of future market developments through to 2024/25. In forecasting the future cash flows management have given due consideration to the risks that have arisen due to the current economic uncertainty and those arising due to the economic impact of COVID-19.

The Company has assessed the impact of COVID-19 and adjusted the cash flow forecast to reflect the latest Cycle Plan changes, including investment spend and new vehicle volume forecast. Additionally, the Company has assessed the potential impacts of changes, if any, of a severe downside on volume in the short term impacted by COVID-19 pandemic. The potential impact of reasonably possible outcomes of volume scenarios has been included in the VIU calculations through an adjustment in the discount rate.

The key assumptions used to determine the CGU VIU were as follows:

•	Growth rate applied beyond approved forecast period - calculated based on the weighted average long term GDP forecasts based on JLRs geographical sales footprint.

•

Discount rate - the discount rate is calculated with reference to a weighted average cost of capital (WACC) calculated by reference to an industry peer group. Inputs include risk-free rate, equity risk premium and risk adjustments based on company-specific risk factors including risks associated with uncertainty in relation to the short-term impact of COVID-19, Brexit and possible US tariffs.

•

Forecast vehicles volumes - the 5-year volumes have been validated against industry standard external data for market segment and geography and adjusted to reflect historical experience and latest Cycle Plan assumptions;

•

Terminal value variable profit - the 5-year variable profit forecasts are comprised of revenue, variable marketing, warranty costs, material costs and other variable costs. These values have been validated against historical performance rather than internal targets and adjusted for execution risk by further constraining cash flow estimates. The business has a range of vehicles and models at different stages in their product lifecycle. This variability drives different contribution levels for each product throughout the assessment period. When considering the cash flows to model into perpetuity, it is therefore necessary to derive a steady-state variable profit value based on the 5-year volume set and associated implied variable profit levels;

•

Terminal value SG&A expenses - SG&A expenses comprise a combination of fixed and variable costs and are subject to ambitious current business plans. For the 5-year cash flow forecasts the ambition has been constrained by adjusting cashflows to reflect historical levels i.e. not including all of management’s planned actions for continued cost control. The terminal value assumption is held at similar levels to the 5-year forecast period;

•

Terminal value capital expenditure - the 5-year cash flows timing and amount are prepared based on the latest Cycle Plan. The terminal value has been derived based the company’s best estimate of a maintenance levels of capital expenditure which has been derived from depreciation and amortization expectations and longer-term trends which are included in the VIU calculation. Expenditure on new models is excluded as “expansionary capital” unless expenditure is committed and substantively incurred as at the reporting date.

Sensitivity to Key Assumptions

The key assumptions that impact the value in use are considered to be those that (i) involve a significant amount of judgement and estimation and (ii) drive significant changes to the recoverable amount when flexed under reasonably possible outcomes.

As noted above, with a small level of headroom the VIU is sensitive to many reasonably possible changes, however, as a significant portion of the recoverable amount lies in the VIU terminal value, management have focussed disclosures on reasonably possible changes that impact the terminal value.

Given the inherent uncertainty about how risk may arise, and the interaction of volumes and cost management, management consider a net impact on terminal period cash flows to be the best means of indicating the sensitivity of the model to such changes in the terminal period.

The value of key assumptions used to calculate the recoverable amount are as follows:

	As at March 31,
	2020	2019
Growth rate applied beyond approved forecast period	1.9%	1.9%
Pre-tax discount rate	12.5%	11.8%
Terminal value variable profit (%GVR)	19.7%	22.6%
Terminal value capital expenditures (%GVR)	9.1%	11.0%

The table below shows the amount by which the value assigned to the key assumptions must change for the recoverable amount of the CGU to be equal to its carrying amount:

As at March 31*	% Change	Revised Assumption
Growth rate applied beyond approved forecast period	-17.8%	1.6%
Pre-tax discount rate	2.8%	12.9%
Terminal value variable profit (%GVR)	-0.9%	19.5%
Terminal value capital expenditures (%GVR)	1.9%	9.3%

*	For the year ended March 31, 2019, the recoverable amount of the CGU was equal to its carrying amount, therefore the above disclosure is not applicable.

In the impairment assessment performed by the company as at March 31, 2019, the recoverable value was determined based on value in use (“VIU”), which was marginally higher than the fair value less cost of disposal (“FVLCD”) of the relevant assets of the CGU. The recoverable amount was lower than the carrying value of the CGU, and this resulted in an exceptional impairment charge of Rs. 278,379.1 million (GBP 3,105 million) being recognized for the year ended March 31, 2019.

The impairment loss of Rs. 278,379.1 million (GBP 3,105 million) has been allocated initially against goodwill of Rs. 81.1 million (GBP 1 million) and the relevant assets, and thereafter the residual amount has been allocated on a pro-rated basis. This has resulted in Rs. 125,130.9 million ((GBP 1,396 million) allocated against tangible assets and Rs. 153,167.1 million (GBP 1,709 million) allocated against intangible assets.

18.	Impairment losses and other provisions

(a)	Impairment losses in passenger vehicle segment

The Company assessed the recoverable value for the Passenger Vehicle segment of Tata Motors Limited which represent a separate cash-generating unit (CGU) for the Company as at March 31, 2020, due to refresh of its strategy in response to change in market conditions on account of various factors (economic environment, demand forecasts etc.) including COVID 19 pandemic. The recoverable value of Rs. 91,203.1 million was determined by Fair Value less Cost of Disposal (‘FVLCD’), which was marginally higher than the Value in Use (‘VIU’) of the relevant assets of the CGU. The recoverable amount was lower than the carrying value of the CGU of Rs. 95,654.8 million and this resulted in an impairment charge of Rs. 4,454.8 million recognized for the year ended March 31, 2020.

CGU’s FVLCD has been valued using Comparable Company Market Multiple method (CCM). The average of enterprise value to sales multiples of Comparable Companies was applied to actual sales of the CGU for years ended March 31 2019, March 31 2020 and forecasted sales for the year ended March 31, 2021 has been considered as the FVCLD as per CCM.

Tata Motors Limited and subsidiaries

Notes to Consolidated Financial Statements

The approach and key (unobservable (level 3)) assumptions used to determine the CGU’s FVLCD were as follows:

As at March 31,
2020
Enterprise value to Sales multiple	0.75

The impairment loss of Rs. 4,454.8 million has been allocated to the carrying value of non-current assets on a pro-rated basis as follows:

As at March 31, 2020
(in millions)
Property, plant and equipment (refer note 13)	2,215.0
Right of use assets (refer note 14)	144.3
Other intangible assets (refer note 16(a))	2,095.5

Total	4,454.8

Sensitivity to key assumptions

The decrease in Enterprise Value (EV) to sales multiple by 10% would, in isolation, lead to an increase to the aggregate impairment loss by Rs. 9,120 million as at March 31, 2020 (although it should be noted that these sensitivities do not take account of potential mitigating actions).

(b)	Other provisions

During the year ended March 31, 2020, a provision has been recognized for certain supplier contracts ranging from 5 to 10 years, which have become onerous, as the Company estimates that it will procure lower quantities than committed and the costs will exceed the future economic benefit.

(c)	Impairment losses of assets in subsidiaries

(i)

The Company assessed the recoverable value for assets belonging to its subsidiary Tata Motors European Technical Centre PLC (TMETC), due to change in market conditions and reduced demand forecasts. The recoverable value of Rs. 465.5 million was determined by its value in use of the relevant assets of TMETC. The recoverable amount of TMETC of Rs. 465.5 million was lower than the carrying value of the CGU of Rs. 3,440.4 million and this resulted in an impairment charge of Rs. 2,974.9 million recognized for the year ended March 31, 2020.

The Company has impaired the entire carrying value of following non current assets in the books of TMETC:

As at March 31, 2020
(in millions)
Property, plant and equipment (refer note 13)	497.4
Right of use assets (refer note 14)	2,473.8
Other intangible assets (refer note 16(a))	3.7

Total	2,974.9

(ii)

The Company also assessed the recoverable value for goodwill , tax and certain other assets belonging to its subsidiary Trilix S.r.l as a result of current market conditions and reduced demand forecasts resulting in a possibility of non recovery of these assets according to Management’s estimates. The Company recognized an impairment charge of Rs. 557.1 million for the year ended March 31, 2020 , which includes Rs. 83.1 million for goodwill and Rs. 461.7 million for current tax assets.

19.	Investments in equity accounted investees:

(a)	Associates:

The Company has no material associates as at March 31, 2020. The aggregate summarized financial information in respect of the Company’s immaterial associates that are accounted for using the equity method is set forth below.

	As at March 31,
	2020		2020		2019
	(In millions)
Carrying amount of the Company’s interest in associates	US$	136.9	Rs.	10,362.3	Rs.	10,393.4

	Year ended March 31,
	2020		2020		2019		2018
	(In millions)
Company’s share of profit/(loss) in associates *	US$	2.2	Rs.	163.2	Rs.	1,110.6	Rs.	1,183.0
Company’s share of other comprehensive income in associates		(0.4)		(33.7)		83.2		(19.0)
Company’s share of total comprehensive income in associates	US$	1.7	Rs.	129.5	Rs.	1,193.8	Rs.	1,164.0

(i)

Fair value of investment in an equity accounted associate for which published price quotation is available, which is a level 1 input, was Rs. 890.1 million and Rs. 1,696.9 million as at March 31, 2020 and 2019, respectively. The carrying amount as at March 31, 2020 and 2019, was Rs. 1,431.1 million and Rs. 1,387.0 million, respectively.

(b)	Joint ventures:

(i)	Details of the Company’s material joint venture as at March 31, 2020 are as follows:

Name of joint venture	Principal activity	Principal place of the business	% holding as at March 31,
			2020	2019
Chery Jaguar Land Rover Automotive Co. Limited (Chery)	Manufacture and assembly of vehicles	China	50%	50%

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

	As at March 31,
	2020		2020		2019
	(In millions)
Current assets	US$	741.0	Rs.	56,066.3	Rs.	67,701.9
Non-current assets		1,941.0		146,863.8		130,244.7
Current liabilities		(1,667.4)		(126,162.0)		(99,923.6)
Non-current liabilities		(101.8)		(7,703.7)		(11,042.4)
Cash and cash equivalents		344.0		26,028.3		28,601.3
Current financial liabilities (excluding trade and other payables and provisions)		(722.1)		(54,635.8)		(25,161.9)
Non-current financial liabilities (excluding trade and other payables and provisions)		(101.8)		(7,703.7)		(11,042.3)
Share of net assets of material joint venture		456.4		34,532.2		43,490.3
Other consolidation adjustments		(9.3)		(705.9)		(534.9)
Carrying amount of the Company’s interest in joint venture	US$	447.1	Rs.	33,826.3	Rs.	42,955.4

	Year ended March 31,
	2020		2020		2019		2018
	(In millions)
Revenue	US$	1,534.3	Rs.	116,090.2	Rs.	155,715.0	Rs.	237,876.1
Net income/(loss)		(265.0)		(20,054.0)		1,119.5		43,381.3
Total comprehensive income for the year		(265.0)		(20,054.0)		1,119.5		43,381.3
The above net income includes the following:
Depreciation and amortization		238.5		18,047.3		18,857.6		11,947.8
Interest income		(16.2)		(1,223.7)		(1,092.0)		(2,298.7)
Interest expense (net)		29.4		2,223.4		1,266.3		609.0
Income tax credit/(expenses)	US$	66.8	Rs.	5,053.6	Rs.	(578.1)	Rs.	(11,630.5)

Reconciliation of above summarized financial information to the carrying amount of the interest in the joint venture recognized in the consolidated financial statements:

	As at March 31,
	2020		2020		2019
	(In millions)
Net assets of the joint venture	US$	912.8	Rs.	69,064.4	Rs.	86,980.6
Proportion of the Company’s interest in joint venture		456.4		34,532.2		43,490.3
Other consolidation adjustments		(9.3)		(705.9)		(534.9)

Carrying amount of the Company’s interest in joint venture	US$	447.1	Rs.	33,826.3	Rs.	42,955.4

During the year ended March 31, 2020, a dividend of Rs. 6,063.9 million was received by a subsidiary in UK from Chery Jaguar Land Rover Automotive Co. Ltd. (2019: Rs. 1,990.3 million, 2018: Rs. 17,644.9 million) and an amount of Rs. 6,063.9 million (2019: Nil, 2018: Nil) was invested by UK subsidiary in Chery Jaguar Land Rover Automotive Co. Ltd.

(ii)	The aggregate summarized financial information in respect of the Company’s immaterial joint ventures that are accounted for using the equity method is set forth below.

	As at March 31,
	2020		2020		2019
	(In millions)
Carrying amount of the Company’s interest in joint ventures	US$	—	Rs.	—	Rs.	—

	Year ended March 31,
	2020		2020		2019		2018
	(In millions)
Company’s share of profit/(loss) in immaterial joint ventures*	US$	—	Rs.	—	Rs.	(25.0)	Rs.	162.5
Company’s share of other comprehensive income in immaterial joint ventures		—		—		—		—
Company’s share of total comprehensive income in immaterial joint ventures	US$	—	Rs.	—	Rs.	(25.0)	Rs.	162.5

(c)	Summary of carrying amount of the Company’s interest in equity accounted investees:

	As at March 31,
	2020		2020		2019
	(In millions)
Carrying amount in immaterial associates	US$	137.0	Rs.	10,362.6	Rs.	10,393.4
Carrying amount in material joint venture		447.1		33,826.3		42,955.4

Total	US$	584.1	Rs.	44,188.9	Rs.	53,348.8

(d)	Summary of Company’s share of profit/(loss) in equity accounted investees:

	Year ended March 31,
	2020		2020		2019		2018
	(In millions)
Share of profit/(loss) in immaterial associates	US$	2.2	Rs.	163.2	Rs.	1,110.6	Rs.	1,183.0
Share of profit/(loss) in material joint venture		(132.6)		(10,027.0)		559.8		21,690.7
Share of profit/(loss) on other adjustments in material joint venture		(1.8)		(136.2)		449.6		(253.6)
Share of profit/(loss) in immaterial joint ventures		—		—		(25.0)		162.5

	US$	(132.2)	Rs.	(10,000.0)	Rs.	2,095.0	Rs.	22,782.6

(e)	Summary of Company’s share of other comprehensive income in equity accounted investees:

	Year ended March 31,
	2020		2020		2019		2018
	(In millions)
Share of other comprehensive income in immaterial associates	US$	(0.3)	Rs.	(24.8)	Rs.	111.5	Rs.	(113.8)
Currency translation - immaterial associates		(0.1)		(8.9)		(28.3)		94.8
Currency translation - material joint venture		13.7		1,035.0		(557.8)		4,015.7

	US$	13.3	Rs.	1,001.3	Rs.	(474.6)	Rs.	3,996.7

*

Company’s share of profit/(loss) of the equity accounted investees has been determined after giving effect for the subsequent amortization/depreciation and other adjustments arising on account of fair value adjustments made to the identifiable net assets of the equity accounted investee as at the date of acquisition and other adjustment arising under the equity method of accounting.

20.	Income taxes

The domestic and foreign components of net income before income tax:

	Year ended March 31,
	2020		2020		2019		2018
	(In millions)
Net income/(loss) before income taxes
India	US$	(756.4)	Rs.	(57,230.3)	Rs.	27,429.8	Rs.	(8,867.9)
Other than India		(688.8)		(52,109.3)		(344,982.9)		112,608.0

Total	US$	(1,445.2)	Rs.	(109,339.6)	Rs.	(317,553.1)	Rs.	103,740.1

The domestic and foreign components of income tax expense:

	Year ended March 31,
	2020		2020		2019		2018
	(In millions)
Current taxes
India	US$	25.1	Rs.	1,900.7		5,034.3	Rs.	2,420.0
Other than India		225.1		17,029.9		17,217.9		30,608.5
Deferred taxes
India		(18.0)		(1,363.0)		(3,241.9)		494.6
Other than India		(184.0)		(13,923.1)		(44,435.3)		4,155.1

Total income tax expense/(credit)	US$	48.2	Rs.	3,644.5	Rs.	(25,425.0)	Rs.	37,678.2

The reconciliation of estimated income tax to income tax expense/(credit) reported in the income statement is as follows:

	Year ended March 31,
	2020		2020		2019		2018
	(In millions)
Income/(loss) before income taxes	US$	(1,445.2)	Rs.	(109,339.6)	Rs.	(317,553.1)	Rs.	103,740.1
Income tax expense at tax rates applicable to individual entities		(344.1)		(26,033.5)		(54,712.2)		20,746.7
Additional deduction for patent, research and product development cost		(37.2)		(2,816.2)		(1,891.2)		(4,099.8)
Items (net) not deductible for tax /not liable to tax :
- foreign currency (gain)/loss relating to loans and deposits (net) (net), foreign currency (gain)/loss arising on account of Integral foreign operations.		6.3		474.5		(82.8)		1,336.2
- interest and other expenses relating to borrowings for investment		7.4		558.0		621.6		337.8
- Dividend from investments (other than subsidiaries, joint operations, equity accounted investees)		(0.9)		(69.2)		(15.5)		(50.1)
Undistributed earnings of subsidiaries, joint operations and equity accounted investees		(11.3)		(855.6)		1,277.8		9,170.1
Deferred tax assets not recognized because realization is not probable		376.9		28,517.0		4,738.7		9,902.3
Utilization/credit of unrecognized tax losses, unabsorbed depreciation and other tax benefits		(42.8)		(3,240.2)		(7,016.4)		(3,583.3)
Previously recognized deferred tax assets written down on account of impairment of Jaguar Land Rover business		—		—		26,981.5		—
Previously recognized deferred tax assets written down		6.5		492.7		—		—
Profit on sale of investments in subsidiaries and Others		—		—		(932.0)		—
Tax on share of (profit)/loss of equity accounted investees (net)		25.3		1,913.5		(532.7)		(4,601.4)
Impact of change in statutory tax rates (refer note below)		52.5		3,973.5		4,540.4		5,392.6
Others		9.6		730.0		1,597.8		3,127.1

Income tax expense/(credit) reported	US$	48.2	Rs.	3,644.5	Rs.	(25,425.0)	Rs.	37,678.2

Note:

1

For the year ended March 31, 2020, “Impact of change in statutory tax rates” includes a charge of Rs. 4,145.8 million (GBP 49.2 million) with respect to JLR UK for the impact of change in the UK statutory tax rate from 17% to 19% on deferred tax assets and liabilities.

The UK Finance Act 2016 was enacted during the year ended March 31, 2017, which included provisions for a reduction in the UK corporation tax rate to 17% with effect from April 1, 2020. Subsequently a change to the main UK corporation tax rate, announced in the Budget on March 11, 2020, was substantively enacted as at March 31, 2020. The rate applicable from April 1, 2020 now remains at 19%, rather than the previously enacted reduction to 17%.

Accordingly, JLR UK deferred tax has been provided at a rate of 19% on assets (2019: 17.6%) and 19% on liabilities (2019: 17.4%), recognising the applicable tax rate at the point when the timing difference is expected to reverse.

2

Tata Motors Limited (TML) has decided not to opt for the New Tax Regime inserted as per section 115BAA of the Income-tax Act, 1961 and enacted by the Taxation Laws (Amendment) Ordinance, 2019 (“the Ordinance”) which is applicable from Financial Year beginning April 1, 2019. TML has accordingly applied the existing tax rates in the financial statements for FY 2019-20.

Significant components of deferred tax assets and liabilities for the year ended March 31, 2020 are as follows:

	Opening balance		Adjustment on initial application of IFRS 16		Adjusted Opening Balance		Recognized in profit or loss		Recognized in/ reclassified from other comprehensive income		MAT Credit Utilized		Closing balance
	(In millions)
Deferred tax assets:
Unabsorbed depreciation	Rs.	21,942.5	Rs.	—	Rs.	21,942.5	Rs.	(76.6)	Rs.	1.6	Rs.	—	Rs.	21,867.5
Business loss carry forwards		22,842.1		—		22,842.1		7,779.8		304.8		—		30,926.7
Expenses deductible in future years:
- provisions, allowances for doubtful receivables and others		34,172.9		—		34,172.9		8,912.1		1,128.1		—		44,213.1
Compensated absences and retirement benefits		12,462.9		—		12,462.9		(2,807.1)		(13,833.1)		—		(4,177.3)
Minimum alternate tax carry-forward		1,066.2		—		1,066.2		(356.9)		—		(37.8)		671.5
Property, plant and equipment		49,293.6		292.3		49,585.9		8,131.4		1,700.2		—		59,417.5
Derivative financial instruments		12,253.1		—		12,253.1		(1,311.7)		(3,184.8)		—		7,756.6
Unrealized profit on inventory		11,418.7		—		11,418.7		498.6		249.9		—		12,167.2
Others		12,588.7		—		12,588.7		2,349.7		398.7		—		15,337.1

Total deferred tax assets	Rs.	178,040.7	Rs.	292.3	Rs.	178,333.0	Rs.	23,119.3	Rs.	(13,234.6)	Rs.	(37.8)	Rs.	188,179.9

Deferred tax liabilities:
Property, plant and equipment		15,717.8		—		15,717.8		(2,740.9)		(9.7)		—		12,967.2
Intangible assets		107,509.5		—		107,509.5		11,557.4		2,868.9		—		121,935.8
Undistributed earnings in subsidiaries, joint operations and equity accounted investees		16,892.2		—		16,892.2		(1,317.6)*		307.1		—		15,881.7
Fair valuation of retained interest in a subsidiary subsequent to disposal of controlling equity interest		169.5		—		169.5		—		—		—		169.5
Others		1,151.0		—		1,151.0		334.3		580.5		—		2,065.8

Total deferred tax liabilities	Rs.	141,440.0	Rs.	—	Rs.	141,440.0	Rs.	7,833.2	Rs.	3,746.8	Rs.	—	Rs.	153,020.0

Net assets/(liabilities)	Rs.	36,600.7	Rs.	292.3	Rs.	36,893.0	Rs.	15,286.1	Rs.	(16,981.4)	Rs.	(37.8)	Rs.	35,159.9

	US$	483.7	US$	3.9	US$	487.6	US$	202.0	US$	(224.4)	US$	(0.5)	US$	464.7

Deferred tax assets													Rs.	54,578.6
Deferred tax liabilities													Rs.	(19,418.7)
Deferred tax assets													US$	721.3
Deferred tax liabilities													US$	(256.7)

*	Net of Rs. 462.1 million reversed on dividend distribution by subsidiaries

As at March 31, 2020, unrecognized deferred tax assets amount to Rs. 68,539.9 million and Rs. 82,660.7 million, which can be carried forward indefinitely and up to a specified period, respectively. These relate primarily to business and capital losses and other deductible temporary differences. The deferred tax asset has not been recognized on the basis that its recovery is not considered probable in the foreseeable future.

Unrecognized deferred tax assets expire unutilized based on the year of origination as follows:

March 31,	In millions
2021	US$	73.9	Rs.	5,589.8
2022		106.7		8,070.3
2023		116.2		8,791.7
2024		94.6		7,157.2
2025		298.7		22,603.3
Thereafter	US$	402.4	Rs.	30,448.4

The Company has not recognized deferred tax liability on undistributed profits of certain subsidiaries amounting to Rs.476,295.6 million and Rs.445,510.6 million as at March 31, 2020 and 2019, respectively,because it is able to control the timing of the reversal of temporary differences associated with such undistributed profits and it is probable that such differences will not reverse in the foreseeable future.

Significant components of deferred tax assets and liabilities for the year ended March 31, 2019 are as follows:

	Opening balance		Adjustment on initial application of IFRS 15		Adjusted Opening Balance		Recognized in profit or loss		Recognized in/reclassified from other comprehensive income		MAT Credit Utilized		Reversal of items classified as held for Sale in earlier year		Divestment of a subsidiary company		Closing balance
	(In millions)
Deferred tax assets:
Unabsorbed depreciation	Rs.	21,955.1	Rs.	—	Rs.	21,955.1	Rs.	(161.2)	Rs.	(0.1)	Rs.	—	Rs.	24.3	Rs.	124.4	Rs.	21,942.5
Business loss carry forwards		42,737.4		84.5		42,821.9		(19,255.9)		(723.9)		—						22,842.1
Expenses deductible in future years:
- provisions, allowances for doubtful receivables and others		30,213.9		—		30,213.9		3,911.1		2.2		—		21.2		24.5		34,172.9

Compensated absences and retirement benefits		8,426.3		—		8,426.3		32.7		3,858.5		—		132.4		13.0		12,462.9
Minimum alternate tax carry-forward		381.9		—		381.9		817.8				(15.8)		37.8		(155.5)		1,066.2
Property, plant and equipment		926.5		—		926.5		48,258.9		108.2		—		—		—		49,293.6
Derivative financial instruments		7,552.4		—		7,552.4		1,022.1		3,674.7		—		3.9		—		12,253.1
Unrealized profit on inventory		15,079.2		—		15,079.2		(3,811.5)		151.0		—		—		—		11,418.7
Others		10,927.9		—		10,927.9		1,687.1		(49.7)		—		15.2		8.2		12,588.7

Total deferred tax assets	Rs.	138,200.6	Rs.	84.5	Rs.	138,285.1	Rs.	32,501.1	Rs.	7,020.9	Rs.	(15.8)	Rs.	234.8	Rs.	14.6	Rs.	178,040.7

Deferred tax liabilities:
Property, plant and equipment		16,852.0		—		16,852.0		(1,142.6)		(119.7)		—		56.0		72.1		15,717.8
Intangible assets		121,838.5		—		121,838.5		(12,420.5)		(1,881.1)		—		(27.4)		—		107,509.5
Undistributed earnings in subsidiaries, joint operations and equity accounted investees		19,397.2		—		19,397.2		(2,330.4)*		(174.6)		—		—		—		16,892.2
Fair valuation of retained interest in a subsidiary subsequent to disposal of controlling equity interest		169.5		—		169.5		—		—		—		—		—		169.5
Others		136.6		—		136.6		717.4		176.1		—		120.9				1,151.0

Total deferred tax liabilities	Rs.	158,393.8	Rs.	—	Rs.	158,393.8	Rs.	(15,176.1)	Rs.	(1,999.3)	Rs.	—	Rs.	149.5	Rs.	72.1	Rs.	141,440.0

Net assets/(liabilities)	Rs.	(20,193.2)	Rs.	84.5	Rs.	(20,108.7)	Rs.	47,677.2	Rs.	9,020.2	Rs.	(15.8)	Rs.	85.3	Rs.	(57.5)	Rs.	36,600.7
Deferred tax assets																	Rs.	51,511.1
Deferred tax liabilities																	Rs.	(14,910.4)

*	Net of Rs. 3,608.2 million reversed on dividend distribution by subsidiaries

Significant components of deferred tax assets and liabilities for the year ended March 31, 2018 are as follows:

	Opening balance		Recognized in profit or loss		Recognized in/reclassified from other comprehensive income		Classified as held for sale		Closing balance
	(In millions)
Deferred tax assets:
Unabsorbed depreciation	Rs.	19,921.0	Rs.	2,150.3	Rs.	15.8	Rs.	(132.1)	Rs.	21,955.1
Business loss carry forwards		27,509.3		11,944.0		3,284.1		—		42,737.4
Expenses deductible in future years:
- provisions, allowances for doubtful receivables and others		26,824.2		2,191.5		1,233.1		(34.9)		30,213.9
Compensated absences and retirement benefits		21,729.6		(7,224.7)		(5,941.6)		(137.0)		8,426.3
Minimum alternate tax carry-forward		749.2		(329.5)		—		(37.8)		381.9
Property, plant and equipment		1,119.0		(308.3)		115.8		—		926.5
Derivative financial instruments		44,289.4		(465.4)		(36,267.6)		(3.9)		7,552.4
Unrealized profit on inventory		15,696.4		(3,038.2)		2,421.0		—		15,079.2
Others		7,985.3		2,346.5		689.5		(93.4)		10,927.9

Total deferred tax assets	Rs.	165,823.4	Rs.	7,266.2	Rs.	(34,449.9)	Rs.	(439.1)	Rs.	138,200.6

Deferred tax liabilities:
Property, plant and equipment		14,335.3		2,221.9		453.5		(158.7)		16,852.0
Intangible assets		104,848.9		5,305.1		11,657.1		27.4		121,838.5
Undistributed earnings of subsidiaries joint operations and equity accounted investees		13,376.3		5,081.6 *		939.3		—		19,397.2
Fair valuation of retained interest in a subsidiary subsequent to disposal of controlling equity interest		169.5		—		—		—		169.5
Derivative financial instruments		231.2		(611.5)		380.3		—		—
Others		446.9		(81.2)		(132.9)		(96.2)		136.6

Total deferred tax liabilities	Rs.	133,408.1	Rs.	11,915.9	Rs.	13,297.3	Rs.	(227.5)	Rs.	158,393.8

Net assets/(liabilities)	Rs.	32,415.3	Rs.	(4,649.7)	Rs.	(47,747.2)	Rs.	(211.6)	Rs.	(20,193.2)
Deferred tax assets									Rs.	41,064.6
Deferred tax liabilities									Rs.	(61,257.8)

*	Net of Rs. 4,088.5 million reversed on dividend distribution by subsidiaries.

21.	Short-term borrowings and current portion of long-term debt

Short-term borrowings and current portion of long-term debt consist of the following:

	As at March 31,
	2020		2020		2019
	(In millions)
Commercial paper	US$	901.2	Rs.	68,189.2	Rs.	109,525.6
Loans from banks/financial institutions		1,255.2		94,975.6		91,247.0
Inter-corporate deposits		6.1		460.0		730.0
Current portion of long-term debt (refer note 22)		2,528.6		191,324.2		150,341.1

Total	US$	4,691.1	Rs.	354,949.0	Rs.	351,843.7

22.	Long-term debt

Long-term debt consists of the following:

	As at March 31,
	2020		2020		2019
	(In millions)
Non-convertible debentures	US$	1,572.7	Rs.	118,995.1	Rs.	127,793.8
Collateralized debt obligations		559.0		42,299.4		30,473.3
Buyers credit from banks at floating interest rate		525.3		39,750.0		25,000.0
Loan from banks/financial institutions		4,867.0		368,259.9		279,380.1
Senior notes		5,881.7		445,036.1		382,845.6
Others		132.6		10,031.8		12,915.3

Total		13,538.3		1,024,372.3		858,408.1
Less: current portion (refer note 21)		2,528.6		191,324.2		150,341.1

Long-term debt	US$	11,009.7	Rs.	833,048.1	Rs.	708,067.0

Inventory, trade receivables, finance receivables, other financial assets, property, plant and equipment with a carrying amount of Rs. 321,300.7 million and Rs. 308,850.5 million are pledged as collateral/security against the borrowing as at March 31, 2020 and 2019, respectively.

Collateralized debt obligations

These represent amount received against finance receivables securitized/assigned, which do not qualify for derecognition.

Non-convertible debentures

The interest rate on non-convertible debentures range from 7.28% to 11.50% and maturity ranging from April 2020 to March 2029.

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

Long term loans from banks / financial institutions maturity is ranging from September 2020 to June 2026. Interest rate is based on marginal cost of funds lending rate (MCLR) for loans amounting to Rs. 164,743.80 million. Interest rate is based on LIBOR for loans amounting to Rs. 241,994.70 million.

Commercial Paper

Commercial paper are unsecured short term papers, issued at discount bearing no coupon interest. The yield on commercial paper issued by the Company ranges from 5.7% to 7.54%.

Senior notes (Euro MTF listed debt)

The senior notes of Jaguar Land Rover Automotive Plc (JLR) are listed on the Euro MTF market, which is a listed market regulated by the Luxembourg Stock Exchange. Details of the tranches of the senior notes outstanding at March 31, 2020 are as follows:

Issued on	Currency	Initial Principal amounts (in millions)	Outstanding Principal amounts (in millions)	Outstanding (In millions) As at March 31,				Interest rate	Redeemable on
				2020		2019
January 2013	USD	500	500	Rs.	37,745.8	Rs.	34,464.0	5.625%	February 2023
February 2015	GBP	400	400		37,258.2		36,005.8	3.875%	March 2023
January 2014	GBP	400	400		37,253.1		35,969.8	5.000%	February 2022
March 2015	USD	500	500		—		34,686.5	3.500%	March 2020
October 2014	USD	500	500		—		34,713.0	4.250%	November 2019
January 2017	GBP	300	300		28,004.9		27,036.8	2.750%	January 2021
January 2017	EUR	650	650		53,984.3		50,367.0	2.200%	January 2024
October 2017	USD	500	500		42,346.9		34,585.5	4.500%	March 2027
October 2018	EUR	500	500		41,012.1		38,989.5	4.500%	January 2026
November 2019	EUR	500	500		41,390.4		—	5.875%	November 2024
November 2019	EUR	500	500		42,191.4		—	6.875%	November 2026

Total				Rs.	361,187.1	Rs.	326,817.9

These senior notes are subject to customary covenants and events of defult, which include, among other things, restrictions or limitations on the amount of cash which can be transferred outside the Jaguar Land Rover group of companies in the form of dividends, loans or investments

Senior notes (SGX-ST listed debt)

The senior notes of Tata Motors Limited and TML Holdings Pte Ltd are listed on the SGX-ST market, which is a listed market regulated by the Singapore Stock Exchange. Details of the tranches of the senior notes outstanding at March 31, 2020 are as follows:

Issued on	Currency	Initial Principal amounts (in millions)	Outstanding Principal amounts (in millions)	Outstanding (In millions)				Interest rate	Redeemable on
				As at March 31,
				2020		2019
October 2014	USD	250	250	Rs.	18,763.6	Rs.	17,187.3	5.750%	October 2024
May 2014	USD	300	300		22,678.2		20,791.6	5.750%	May 2021
October 2014	USD	500	262.532		19,862.8		18,048.8	4.625%	April 2020
November 2019	USD	300	300		22,544.4		—	5.875%	May 2025

Total				Rs.	83,849.0	Rs.	56,027.7

23.	Other financial liabilities – current

Other current financial liabilities consist of the following:

	As at March 31,
	2020		2020		2019
	(In millions)
Liability towards vehicles sold under repurchase arrangements	US$	592.5	Rs.	44,833.8	Rs.	42,436.5
Interest accrued but not due		169.9		12,855.3		10,595.8
Lease liabilities (refer note 14)		107.6		8,141.8		173.0
Derivative financial instruments		565.7		42,805.9		47,425.3
Unclaimed matured fixed deposits		0.1		6.0		73.4
Others		55.6		4,210.4		2,965.2

Total	US$	1,491.4	Rs.	112,853.2	Rs.	103,669.2

24.	Other financial liabilities – non-current

Other financial liabilities non-current consist of the following:

	As at March 31,
	2020		2020		2019
	(In millions)
Lease liabilities (refer note 14)	US$	682.3	Rs.	51,629.4	Rs.	1,561.7
Derivative financial instruments		430.3		32,558.8		26,624.4
Liability towards employee separation scheme		10.0		758.3		791.0
Retention money, security deposits and others		69.6		5,267.7		511.7

Total	US$	1,192.2	Rs.	90,214.2	Rs.	29,488.8

25.	Provisions

Provisions consist of the following:

	As at March 31,
	2020		2020		2019
	(In millions)
Current
Product warranty	US$	1,045.4	Rs.	79,097.8	Rs.	74,042.5
Legal and product liability		153.7		11,630.7		13,951.2
Provision for residual risk		75.6		5,723.6		851.2
Provision for environmental liability		6.0		451.6		1,254.7
Provision for onerous contract		47.9		3,622.5		—
Employee related and other provisions		36.4		2,765.6		11,867.9	*

Total-Current	US$	1,365.0	Rs.	103,291.8	Rs.	101,967.5

Non-current
Product warranty	US$	1,505.0	Rs.	113,874.1	Rs.	100,970.1
Legal and product liability		67.0		5,065.9		3,913.1
Provision for residual risk		140.7		10,648.3		2,776.2
Provision for environmental liability		21.2		1,606.6		1,381.2
Provision for onerous contract		54.8		4,147.5		—
Employee benefits obligations		148.9		11,266.1		8,263.5
Other provisions		10.1		758.3		1,244.4

Total-Non-current	US$	1,947.7	Rs.	147,366.8	Rs.	118,548.5

* Includes provision towards employee claims in foreign subsidiaries.

	Year ended March 31,
	2020		2020			2020		2020
	Product Warranty					Legal and product Liability
	(In millions)
Balance at the beginning	US$	2,313.0	Rs.	175,012.6		US$	236.1	Rs.	17,864.3
Provision made during the year		1,420.8		107,508.0	*		41.4		3,130.0
Provision used during the year		(1,294.7)		(97,962.0)			(64.9)		(4,912.0)
Impact of discounting		34.8		2,633.0			—		—
Currency translation		76.5		5,780.3			8.1		614.3

Balance at the end	US$	2,550.4	Rs.	192,971.9		US$	220.7	Rs.	16,696.6

Current	US$	1,045.4	Rs.	79,097.8		US$	153.7	Rs.	11,630.7
Non-current	US$	1,505.0	Rs.	113,874.1		US$	67.0	Rs.	5,065.9

* Provision includes estimated recovery from suppliers Rs. (656.0) million.

	Year ended March 31,
	2020		2020		2020		2020		2020		2020
	Onerous Contract				Provision for residual risk				Provision for environmental liability
					(In millions)
Balance at the beginning	US$	—	Rs.	—	US$	47.9	Rs.	3,627.4	US$	34.8	Rs.	2,635.9
Provision made during the year		102.7		7,770.0		165.9		12,555.9		7.2		543.0
Provision used during the year		—		—		(10.4)		(786.5)		(15.6)		(1,184.0)
Currency translation		—		—		12.9		975.1		0.8		63.3

Balance at the end	US$	102.7	Rs.	7,770.0	US$	216.3	Rs.	16,371.9	US$	27.2	Rs.	2,058.2

Current	US$	47.9	Rs.	3,622.5	US$	75.6	Rs.	5,723.6	US$	6.0	Rs.	451.6
Non-current	US$	54.8	Rs.	4,147.5	US$	140.7	Rs.	10,648.3	US$	21.2	Rs.	1,606.6

26.	Other current liabilities

Other current liabilities consist of the following:

	As at March 31,
	2020		2020		2019
	(In millions)
Contract liabilities (refer note 27 below)	US$	562.6	Rs.	42,566.3	Rs.	45,773.8
Statutory dues		483.1		36,550.2		39,139.0
Others		44.8		3,387.0		3,728.1

Total	US$	1,090.5	Rs.	82,503.5	Rs.	88,640.9

Statutory dues include goods and service tax, sales tax, excise duty and other taxes payable.

27.	Other liabilities - non-current

Other liabilities non-current consist of the following:

	As at March 31,
	2020		2020		2019
	(In millions)
Employee benefit obligations	US$	45.2	Rs.	3,416.4	Rs.	61,101.2
Contract liabilities (refer note below)		662.9		50,157.7		46,730.9
Others		23.1		1,747.0		2,455.1

Total	US$	731.2	Rs.	55,321.1	Rs.	110,287.2

Note:

(a)	Statement showing movement of contract liabilities is as follows:

	Year ended March 31, 2019
	2020		2020		2019
	(In millions)
Opening contract liabilities	US$	1,222.6	Rs.	92,504.7	Rs.	78,678.9
Transition impact of IFRS 15		—		—		2,766.9
Amount recognized in revenue during the year		(590.3)		(44,667.2)		(35,783.9)
Amount received in advance during the year		562.4		42,551.5		49,580.5
Amount refunded to customers during the year		(3.7)		(281.5)		(2,175.5)
Reversal of liabilities directly associated with assets held-for-sale		—		—		717.7
Currency translation		34.5		2,616.5		(1,279.9)

Balance at the end	US$	1,225.5	Rs.	92,724.0	Rs.	92,504.7

Performance obligations in respect of amount received for future maintenance service and extended warranty will be fulfilled over a period of 6 years from year ending March 31, 2020 till March 31, 2026.

(b)	Contract liabilities comprise of the following:

	As at March 31,
	2020		2020		2019
	(In millions)
Advances received from customers - current	US$	148.8	Rs.	11,253.8	Rs.	17,396.1
Deferred revenue - current		413.8		31,312.7		28,377.7
Deferred revenue - Non-current		662.9		50,157.5		46,730.9

Total contract liabilities	US$	1,225.5	Rs.	92,724.0	Rs.	92,504.7

28.	Equity

Ordinary shares and ‘A’ Ordinary shares

The movement of number of shares and share capital is as follows:

	Year ended March 31,								Year ended March 31,
	2020								2019						2018
	Ordinary shares				‘A’ Ordinary shares				Ordinary shares			‘A’ Ordinary shares			Ordinary shares				‘A’ Ordinary shares
	No. of shares	(In millions)			No. of shares	(In millions)			No. of shares	(In millions)		No. of shares	(In millions)		No. of shares	(In millions)			No. of shares	(In millions)
Shares at the beginning	2,887,348,694	Rs.	5,775.2		508,502,371	Rs.	1,017.0		2,887,348,694	Rs.	5,775.2	508,502,371	Rs.	1,017.0	2,887,348,428	Rs.	5,775.2		508,502,291	Rs.	1,017.0
Shares issued	—		—		—		—		—		—	—		—	266		0.0	*	80		0.0	*
Shares issued under Preferential allotment (refer note below)	201,623,407		403.2		—		—		—		—	—		—	—		—		—		—
Allotment of shares held in abeyance	1,793		0.00	*	525		0.00	*	—		—	—		—	—		—		—		—

Shares at the end	3,088,973,894	Rs.	6,178.4		508,502,896	Rs.	1,017.0		2,887,348,694	Rs.	5,775.2	508,502,371	Rs.	1,017.0	2,887,348,694	Rs.	5,775.2		508,502,371	Rs.	1,017.0

		US$	81.7			US$	13.4

#	Out of shares held in abeyance—Rights issue of 2001, 2008 and 2015.
*	Amounts less than Rs.50,000.

Note:

During the year ended March 31, 2020, the Company has allotted 20,16,23,407 Ordinary Shares at a price of Rs.150 per Ordinary Share aggregating to Rs.30,243.5 million and 23,13,33,871 Convertible Warrants (‘Warrants’), each carrying a right to subscribe to one Ordinary Share per Warrant, at a price of Rs.150 per Warrant (‘Warrants Price’), aggregating to Rs.34,700.0 million on a preferential basis to Tata Sons Private Limited. An amount equivalent to 25% of the Warrant Price was paid at the time of subscription and allotment of each Warrant and the balance 75% of the Warrant Price shall be payable by the Warrant holder against each Warrant at the time of allotment of Ordinary Shares pursuant to exercise of the options attached to Warrant(s) to subscribe to Ordinary Share(s). The total amount received as of March 31, 2020 is Rs.38,918.5 million.

Authorized share capital

Authorized share capital includes 4,000,000,000 Ordinary shares of Rs. 2 each as at March 31, 2020 (4,000,000,000 Ordinary shares and 3,500,000,000 Ordinary shares of Rs. 2 each as at March 31, 2019 and 2018), 1,000,000,000 ‘A’ Ordinary shares of Rs. 2 each as at March 31, 2020 (1,000,000,000 ‘A’ Ordinary shares of Rs. 2 each as at March 31, 2019 and 2018) and 300,000,000 convertible cumulative preference shares of Rs. 100 each as at March 31, 2020 (300,000,000 convertible cumulative preference shares of Rs. 100 each as at March 31, 2019 and 2018).

Issued and subscribed share capital

Share issued includes partly paid up shares of 570 Ordinary shares of Rs. 2 each as at March 31, 2020, 2019 and 2018, respectively.

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

•	In the event of liquidation, the shareholders are eligible to receive the remaining assets of the Company after distribution of all preferential amounts, in proportion to their shareholdings.

29.	Other components of equity

(a)	The movement of Currency translation reserve is as follows:

	Year ended March 31,
	2020		2020		2019		2018
	(In millions)
Balance at the beginning	US$	375.2	Rs.	28,388.6	Rs.	49,388.8	Rs.	(50,933.2)
Exchange differences arising on translating the net assets of foreign operations (net)		290.7		22,007.8		(20,414.1)		96,211.5
Net change in translation reserve – equity accounted investees (net)		13.6		1,026.1		(586.1)		4,110.5

Balance at the end	US$	679.5	Rs.	51,422.5	Rs.	28,388.6	Rs.	49,388.8

(b)	The movement of gain/(loss) on Equity instruments held as fair value through other comprehensive income (FVTOCI) is as follows:

	Year ended March 31,
	2020		2020		2019		2018
	(In millions)
Balance at the beginning	US$	23.6	Rs.	1,785.5	Rs.	—	Rs.	—
Effect of transition to IFRS 9		—		—		1,392.8
Other comprehensive income for the year		(18.1)		(1,369.3)		438.1		—
Income tax relating to gain/(loss) recognized on equity investments, where applicable		(0.3)		(25.2)		3.9		—
Profit on sale of equity investments reclassified to retained earnings		—		—		(49.3)		—

	US$	5.2	Rs.	391.0	Rs.	1,785.5	Rs.	—

(c)	The movement of Available-for-sale investments reserve is as follows:

	Year ended March 31,
	2019		2018
	(In millions)
Balance at the beginning		Rs.1,422.1		Rs.1,062.8
Effect of transition to IFRS 9		(1,422.1)
Gain/(loss) arising on revaluation of available-for-sale investments (net)		—		565.8
Income tax relating to gain/loss arising on revaluation of available-for-sale investments (net), where applicable		—		(16.2)
Cumulative (gain)/loss reclassified to profit or loss on available-for-sale investments (net)		—		(169.2)
Income tax relating to cumulative gain/loss reclassified to profit or loss on available-for-sale investments (net), where applicable		—		45.2
Net change in share of available-for-sale investments reserves – equity accounted investees (net)		—		(66.3)

Balance at the end	Rs.	—	Rs.	1,422.1

(d)	The movement of Hedging reserve is as follows:

	Year ended March 31,
	2020		2020		2019		2018
	(In millions)
Balance at the beginning	US$	(801.8)	Rs.	(60,668.2)	Rs.	(39,224.0)	Rs.	(206,143.3)
Effect of transition to IFRS 9		—		—		(2,819.8)		—
Gain/(loss) recognized on cash flow hedges		(305.7)		(23,130.0)		(89,824.6)		104,219.6
Income tax relating to gain/loss recognized on cash flow hedges		56.9		4,305.8		16,974.8		(19,598.8)
(Gain)/loss reclassified to profit or loss		662.2		50,102.9		79,903.6		101,603.1
Income tax relating to gain/loss reclassified to profit or loss		(119.8)		(9,064.7)		(15,181.1)		(19,304.6)
Amount reclassed from Hedge reserve to Inventory on maturity of inventory hedges		(56.8)		(4,299.9)		(12,959.4)		—
Income tax on amount reclassed from Hedge reserve to Inventory on maturity of inventory hedges		10.8		817.0		2,462.3		—

Balance at the end	US$	(554.2)	Rs.	(41,937.1)	Rs.	(60,668.2)	Rs.	(39,224.0)

Of the above balance related to:
Continued hedges		(509.0)		(38,520.7)		(56,981.5)		(36,363.2)
Discontinued hedges		(45.2)		(3,416.4)		(3,686.7)		(2,860.8)

(e)	The movement of Cost of Hedging reserve is as follows:

	Year ended March 31,
	2020		2020		2019		2018
	(In millions)
Balance at the beginning	US$	(38.0)	Rs.	(2,873.9)	Rs.	(4,473.1)	Rs.	(6,704.6)
Effect of transition to IFRS 9		—		—		204.8		—
Gain/(loss) recognized on cash flow hedges		(32.3)		(2,453.4)		(746.6)		1,873.5
Income tax relating to gain/loss recognized on cash flow hedges		7.9		600.6		207.5		(398.2)
(Gain)/loss reclassified to profit or loss		(12.5)		(942.4)		659.3		933.6
Income tax relating to gain/loss reclassified to profit or loss		2.2		167.0		(125.3)		(177.4)
Amounts removed from hedge reserve and recognized in inventory		17.5		1,324.9		1,727.8		—
Income tax related to amounts removed from hedge reserve and recognized in inventory		(3.3)		(251.5)		(328.3)		—

Balance at the end	US$	(58.5)	Rs.	(4,428.7)	Rs.	(2,873.9)	Rs.	(4,473.1)

Of the above balance related to
Continued hedges		(57.3)		(4,338.6)		(2,873.9)		(4,196.2)
Discontinued hedges		(1.2)		(90.1)		—		(276.9)

(f)	The movement of gain/(loss) on debt instruments held as fair value through other comprehensive income (FVTOCI) is as follows:

	Year ended March 31,
	2020		2020		2019		2018
	(In millions)
Balance at the beginning	US$	—	Rs.	—	Rs.	—	Rs.	—
Other comprehensive income for the year		18.0		1,362.4		—		—
Income tax relating to gain/(loss) recognized on equity investments, where applicable		(6.3)		(476.1)		—		—

Balance at the end	US$	11.7	Rs.	886.3	Rs.	—	Rs.	—

(g)	Summary of Other components of equity:

	Year ended March 31,
	2020		2020		2019		2018
	(In millions)
Currency translation reserve	US$	679.5	Rs.	51,422.5	Rs.	28,388.6	Rs.	49,388.8
Available-for-sale investments reserve		—		—		—		1,422.1
Investments reserve		5.2		391.0		1,785.5		—
Hedging reserve		(554.2)		(41,937.1)		(60,668.2)		(39,224.0)
Cost of hedge reserve		(58.5)		(4,428.7)		(2,873.9)		(4,473.1)
Debt reserve		11.7		886.3		—		—

Total	US$	83.7	Rs.	6,334.0	Rs.	(33,368.0)	Rs.	7,113.8

30.	Notes to reserves and dividends

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

Debenture redemption reserve

The Companies Act requires that where a company issues debentures, it shall create a debenture redemption reserve out of profits of the Company available for payment of dividend. The Company is required to maintain a Debenture Redemption Reserve of 25% of the value of debentures issued, either by a public issue or on a private placement basis. The amounts credited to the debenture redemption reserve may not be utilized by the Company except to redeem debentures. No DRR is required for debenture issued after August 16, 2019

Reserve for research and human resource development

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

Dividends

The final dividend is recommended by the Board of Directors and is recorded in the books of account upon its approval by the shareholders. For the years ended March 31, 2020, 2019 and 2018, considering the accumulated losses in the Tata Motors Limited standalone financial statements, no dividend was permitted to be paid to the members, as per the Companies Act, 2013 and the rules framed thereunder.

Share-based payments reserve

Share-based payments reserve represents amount of fair value, as on the date of grant, of unvested options and vested options not exercised till date, that have been recognized as expense in the income statement till date.

Reserve for equity investments through other comprehensive income

Fair value gain / (loss) arising on equity investments that are designated as held at fair value through other comprehensive income is included here.

31.	Revenue

Revenue consists of the following:

	Year ended March 31,
	2020		2020		2019
	(In millions)
Sale of products
- Sale of vehicles	US$	28,924.8	Rs.	2,188,600.4	Rs.	2,576,720.5
- Sale of spare parts		3,185.0		240,994.7		240,405.0
- Sale of miscellaneous products		1,225.0		92,686.9		114,449.7
Sale of Services		447.3		33,841.4		28,091.7

Total	US$	33,782.1	Rs.	2,556,123.4	Rs.	2,959,666.9

32.	Employee cost

Employee cost consists of the following:

	Year ended March 31,
	2020		2020		2019		2018
	(In millions)
Salaries, wages and welfare expenses	US$	3,716.0	Rs.	281,172.4	Rs.	317,406.0	Rs.	270,441.8
Contribution to provident fund and other funds		359.5		27,200.4		28,855.1		32,183.0

Total	US$	4,075.5	Rs.	308,372.8	Rs.	346,261.1	Rs.	302,624.8

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

The amount recognized in relation to the LTIP was Rs.Nil , Rs. 91.8 million and Rs. 85.5 million for the years ended March 31, 2020, 2019 and 2018, respectively. The Company considers these amounts as insignificant and accordingly has not provided further disclosures as required by IFRS 2 “Share-based Payment”.

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

The Company has granted 7,812,427 number of options during the year ended March 31, 2019 at an exercise price of ₹ 345 /-. Option granted will vest equally each year starting from 3 years to 5 years from date of grant. Number of shares that will vest range from 0.5 to 1.5 per option granted depending on performance measures.

	Year ended March 31, 2020	Year ended March 31, 2019
Options outstanding at the beginning of the year	7,812,427	—
Granted during the year	—	7,812,427
Forfeited/Expired during the year	(589,530)	—
Exercised during the year	—	—
Outstanding at the end of the year	7,222,897	7,812,427
Maximum/Minimum number of shares to be issued for outstanding options (conditional on performance measures)	10,834,346/3,611,449	11,718,641/3,906,214

The Company recognized an amount of Rs. 47.0 million and Rs. 84.4 million in employee cost for Employee Stock Options for the years ended March 31, 2020 and March 31, 2019, respectively.

The following assumptions were used for calculation of fair value of options granted during the year ended March 31, 2019.

Estimate
Assumption factor	Year ended March 31, 2019
Risk free rate	7%-8%
Expected life of option	4-6 years
Expected volatility	33%-37%

33.	Other expenses

Other expenses consist of the following:

	Year ended March 31,
	2020		2020		2019		2018
	(In millions)
Stores, spare parts and tools consumed	US$	198.3	Rs.	15,007.1	Rs.	24,441.5	Rs.	22,105.6
Freight and transportation expenses		857.0		64,843.0		78,044.7		114,840.9
Research and product development cost		553.6		41,884.9		42,245.7		35,318.7
Warranty and product liability expenses		1,440.7		109,012.1		118,921.4		69,978.9
Allowance for trade and other receivables, and finance receivables		107.5		8,130.6		5,344.3		400.9
Works operation and other expenses		3,353.9		253,776.6		259,133.9		261,407.3
Repairs to building and plant and machinery		77.4		5,853.8		6,115.7		6,189.7
Processing charges		141.4		10,700.5		16,343.6		13,390.8
Power and fuel		167.2		12,649.5		15,859.3		13,080.8
Insurance		44.1		3,338.6		3,552.3		3,355.9
Publicity		1,006.3		76,142.4		87,296.3		89,685.9

Total	US$	7,947.4	Rs.	601,339.1	Rs.	657,298.7	Rs.	629,755.4

34.	Other income/(loss) (net)

Other income/(loss) (net) consist of the following:

	Year ended March 31,
	2020		2020		2019		2018
	(In millions)
Miscellaneous income	US$	197.7	Rs.	14,958.0	Rs.	16,941.8	Rs.	32,508.0
Incentives		128.7		9,738.9		10,035.3		11,499.6
Gain / (Loss) on change in fair value of commodity derivatives		(91.0)		(6,881.8)		847.5		2,146.3
Dividend income and income on mutual funds		2.8		211.4		172.8		157.7
Gain/(loss) on sale, change in fair value of available-for-sale investments (net)		—		—		—		1,561.7
Profit on sale of investments measured at FVTPL		24.8		1,873.4		1,286.1		—
Profit on sale of investment in a subsidiary company (note below)		—		—		3,769.8		—
MTM on investments measured at FVTPL		(51.4)		(3,890.5)		2,385.4		—

Total	US$	211.6	Rs.	16,009.4	Rs.	35,438.7	Rs.	47,873.3

Note:

During the year ended March 31, 2019, the Company has sold investment in TAL Manufacturing Solutions Limited to Tata Advanced Systems Ltd.

35.	Interest expense

Interest expense consists of the following:

	Year ended March 31,
	2020		2020		2019		2018
	(In millions)
Gross interest expense	US$	1,148.5	Rs.	86,899.6	Rs.	72,714.5	Rs.	59,734.5
Less: Interest capitalized *		(189.6)		(14,346.5)		(15,128.5)		(12,943.2)

Total	US$	958.9	Rs.	72,553.1	Rs.	57,586.0	Rs.	46,791.3

*	Represents borrowing costs capitalized during the year on qualifying assets (property plant and equipment and product development).

The weighted average rate for capitalization of interest relating to general borrowings was approximately 5.5%, 5.4% and 4.3% for the years ended March 31, 2020, 2019 and 2018, respectively.

36.	Employee benefits

Defined Benefit Plan

Pension and post retirement medical plans

The following table sets out the funded and unfunded status and the amounts recognized in the financial statements for the pension and the post retirement medical plans in respect of Tata Motors, its Indian subsidiaries and joint operations:

	For the year ended March 31,
	Pension benefits						Post retirement medical benefits
	2020		2020		2019		2020		2020		2019
	(In millions)

Change in defined benefit obligations :
Defined benefit obligation, beginning of the year	US$	154.4	Rs.	11,682.6	Rs.	10,247.9	US$	20.2	Rs.	1,534.0	Rs.	1,540.5
Current service cost		10.9		827.7		746.3		1.1		81.7		80.4
Interest cost		11.4		859.5		757.0		1.5		113.0		115.1
Remeasurements (gains) / losses
Actuarial (gains) / losses arising from changes in demographic assumptions		0.5		35.5		(11.9)		(0.1)		(6.7)		—
Actuarial (gains) / losses arising from changes in financial assumptions		4.9		371.2		141.9		1.3		99.1		81.1
Actuarial (gains) / losses arising from changes in experience adjustments		3.3		246.6		592.7		(0.7)		(54.2)		(150.3)
Benefits paid from plan assets		(11.0)		(830.3)		(713.1)		—		—		—
Benefits paid directly by employer		(0.8)		(58.9)		(58.2)		(1.0)		(77.1)		(94.2)
Past service cost plan amendment		(0.7)		(51.7)		3.9		—		—		(19.9)
Curtailment		—		0.3		—		—		—		—
Acquisition/(Divestment)		—		2.1		(23.9)		—		—		(18.7)

Defined benefit obligation, end of the year	US$	172.9	Rs.	13,084.6	Rs.	11,682.6	US$	22.3	Rs.	1,689.8	Rs.	1,534.0

Change in plan assets:
Fair value of plan assets, beginning of the year	US$	135.6	Rs.	10,250.4	Rs.	9,060.4	US$	—	Rs.	—	Rs.	—
Interest income		10.6		804.5		716.0		—		—		—
Remeasurements gains / (losses)
Return on plan assets, (excluding amount included in net Interest Cost)		(2.4)		(180.4)		27.0		—		—		—
Employer’s contributions		16.4		1,238.0		1,172.6		—		—		—
Benefits paid		(11.0)		(830.3)		(713.1)		—		—		—
Acquisition/(Divestment)		—		—		(12.5)

Fair value of plan assets, end of the year	US$	149.2	Rs.	11,282.2	Rs.	10,250.4	US$	—	Rs.	—	Rs.	—

	As at March 31,
	Pension benefits						Post retirement medical benefits
	2020		2020		2019		2020		2020		2019
	(In millions)
Amount recognized in the balance sheet consists of:
Present value of defined benefit obligation	US$	172.9	Rs.	13,084.6	Rs.	11,682.6	US$	22.3	Rs.	1,689.8	Rs.	1,534.0
Fair value of plan assets		149.1		11,282.2		10,250.4		—		—		—

Net liability	US$	(23.8)	Rs.	(1,802.4)	Rs.	(1,432.2)	US$	(22.3)	Rs.	(1,689.8)	Rs.	(1,534.0)

Amounts in the balance sheet:
Non–current assets	US$	0.3	Rs.	21.1	Rs.	16.4	US$	—	Rs.	—	Rs.	—
Non–current liabilities		(24.1)		(1,823.5)		(1,448.6)		(22.3)		(1,689.8)		(1,534.0)

Net liability	US$	(23.8)	Rs.	(1,802.4)	Rs.	(1,432.2)	US$	(22.3)	Rs.	(1,689.8)	Rs.	(1,534.0)

Total amount recognized in other comprehensive income consists of:

	As at March 31,
	Pension benefits								Post retirement medical benefits
	2020		2020		2019		2018		2020		2020		2019		2018
	(In millions)
Remeasurements (gains) / losses	US$	51.6	Rs.	3,901.9	Rs.	3,068.2	Rs.	2,372.5	US$	(1.1)	Rs.	(82.7)	Rs.	(120.9)	Rs.	(51.7)

	US$	51.6	Rs.	3,901.9	Rs.	3,068.2	Rs.	2,372.5	US$	(1.1)	Rs.	(82.7)	Rs.	(120.9)	Rs.	(51.7)

Information for funded plans with a defined benefit obligation in excess of plan assets:

	As at March 31,
	Pension benefits
	2020		2020		2019
	(In millions)
Defined benefit obligation	US$	150.9	Rs.	11,419.8	Rs.	9,837.0
Fair value of plan assets	US$	144.3	Rs.	10,916.0	Rs.	9,612.3

Information for funded plans with a defined benefit obligation less than plan assets:

	As at March 31,
	Pension benefits
	2020		2020		2019
	(In millions)
Defined benefit obligation	US$	4.6	Rs.	345.1	Rs.	621.7
Fair value of plan assets	US$	4.8	Rs.	366.1	Rs.	638.1

Information for unfunded plans:

	As at March 31,
	Pension benefits						Post retirement medical benefits
	2020		2020		2019		2020		2020		2019
	(In millions)
Defined benefit obligation	US$	17.4	Rs.	1,319.7	Rs.	1,223.9	US$	22.3	Rs.	1,689.8	Rs.	1,534.0

Net pension and post retirement medical cost consist of the following components:

	Year ended March 31,
	Pension benefits								Post retirement medical benefits
	2020		2020		2019		2018		2020		2020		2019		2018
	(In millions)
Service cost	US$	10.9	Rs.	827.7	Rs.	746.3	Rs.	722.5	US$	1.1		81.7	Rs.	80.4	Rs.	102.0
Past Service cost—Plan amendment		(0.7)		(51.7)		3.9		85.0		—		—		(19.9)		—
Net interest cost / (income)		0.7		55.0		41.0		54.3		1.5		113.0		115.1		130.6

Net periodic cost	US$	10.9	Rs.	831.0	Rs.	791.2	Rs.	861.8	US$	2.6	Rs.	194.7	Rs.	175.6	Rs.	232.6

Other changes in plan assets and benefit obligation recognized in other comprehensive income.

	Year ended March 31,
	Pension benefits								Post retirement medical benefits
	2020		2020		2019		2018		2020		2020		2019		2018
	(In millions)
Remeasurements (gains) / losses
Return on plan assets, (excluding amount included in net Interest expense)	US$	2.4	Rs.	180.4	Rs.	(27.0)	Rs.	26.9	US$	—	Rs.	—	Rs.	—	Rs.	—
Actuarial (gains) / losses arising from changes in demographic assumptions		0.5		35.5		(11.9)		(160.3)		(0.1)		(6.7)		—		(114.0)
Actuarial (gains) / losses arising from changes in financial assumptions		4.9		371.2		141.9		228.8		1.3		99.1		81.1		(27.0)
Actuarial (gains) / losses arising from changes in experience adjustments on plan liabilities		3.3		246.6		592.7		105.0		(0.7)		(54.2)		(150.3)		(289.6)

Total recognized in other comprehensive income	US$	11.1	Rs.	833.7	Rs.	695.7	Rs.	200.4	US$	0.5	Rs.	38.2	Rs.	(69.2)	Rs.	(430.6)

Total recognized in income statement and statement of other comprehensive income	US$	22.0	Rs.	1,664.7	Rs.	1,486.9	Rs.	1,062.2	US$	3.1	Rs.	232.9	Rs.	106.4	Rs.	(198.0)

The assumptions used in accounting for the pension and post retirement medical plans are set out below:

	As at March 31,
	Pension benefits			Post retirement medical benefits
	2020	2019	2018	2020	2019	2018
Discount rate	6.10% -6.90%	6.75% - 7.70%	7.50% - 8.00%	6.90%	7.60%	8.00%
Rate of increase in compensation level of covered employees	5.00% - 10.00%	5.75% - 12.00%	5.00% - 12.00%	NA	NA	NA
Increase in health care cost	NA	NA	NA	6.00%	6.00%	6.00%

Plan Assets

The fair value of Company’s pension plan asset as of March 31, 2020 and 2019 by category are as follows:

	Pension benefits
	Plan assets as of March 31
	2020	2019
Asset category:
Cash and cash equivalents	5.8%	6.5%
Debt instruments (quoted)	67.3%	66.9%
Debt instruments (unquoted)	0.7%	0.9%
Equity instruments (quoted)	2.6%	2.6%
Deposits with Insurance companies	23.6%	23.1%

	100.0%	100.0%

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

The weighted average duration of the defined benefit obligation as at March 31, 2020 is 13.97 years (2019 : 14.41 years)

The Company expects to contribute Rs. 1,027.8 million to the funded pension plans in Fiscal 2021.

The table below outlines the effect on the service cost, the interest cost and the defined benefit obligation in the event of a decrease/increase of 1% in the assumed rate of discount rate, salary escalation and health care cost:

Assumption	Change in assumption	Impact on defined benefit obligation	Impact on service cost and interest cost
Discount rate	Increase by 1%	Decrease by Rs.1,185.2 million	Decrease by Rs.232.6 million
	Decrease by 1%	Increase by Rs.1,373.0 million	Increase by Rs.239.5 million

Salary escalation rate	Increase by 1%	Increase by Rs.1,065.5 million	Increase by Rs.234.7 million
	Decrease by 1%	Decrease by Rs.956.7 million	Decrease by Rs.206.3 million

Health care cost	Increase by 1%	Increase by Rs.224.9 million	Increase by Rs.48.5 million
	Decrease by 1%	Decrease by Rs.152.6 million	Decrease by Rs.40.3 million

Provident Fund

The following tables set out the funded status of the defined benefit provident fund plan of Tata Motors limited and the amounts recognized in the Company’s financial statements as at March 31, 2020.

			(In millions)

	Year ended March 31,
Change in benefit obligations :	2020		2020
Defined benefit obligations at the beginning	US$	488.2	Rs.	36,939.2
Service cost		17.7		1,339.9
Employee contribution		40.6		3,073.4
Acquisitions (credit) / cost		(18.5)		(1,403.0)
Interest expense		41.3		3,125.4
Actuarial (gains) / losses arising from changes in experience adjustments on plan liabilities		0.6		45.7
Benefits paid		(31.1)		(2,356.8)

Defined benefit obligation, end of the year	US$	538.8	Rs.	40,763.8

	Year ended March 31,
Change in plan assets:	2020		2020
Fair value of plan assets at the beginning	US$	489.8	Rs.	37,062.8
Acquisition Adjustment		(18.5)		(1,403.0)
Interest income		42.1		3,187.5
Return on plan assets excluding amounts included in interest income		(4.0)		(302.3)
Contributions (employer and employee)		58.1		4,396.8
Benefits paid		(31.1)		(2,356.8)

Fair value of plan assets, end of the year	US$	536.4	Rs.	40,585.0

			(In millions)
Amount recognized in the balance sheet consists of	As at March 31, 2020
Fair value of plan assets	US$	536.4	Rs.	40,585.0
Present value of defined benefit obligation		538.8		40,763.8

		(2.4)		(178.8)
Effect of asset ceiling		(0.4)		(29.9)

Net liability	US$	(2.8)	Rs.	(208.7)

Total amount recognized in other comprehensive income consists of:	As at March 31, 2020
Remeasurements (gains) / losses	US$	2.4	Rs.	180.3

Net periodic cost for Provident Fund consists of the following components:	For the year ended March 31, 2020
Service cost	US$	17.7		1,339.9
Net interest cost / (income)		(0.8)		(62.2)

Net periodic cost	US$	16.9	Rs.	1,277.7

Other changes in plan assets and benefit obligation recognized in other comprehensive income.	As at March 31, 2020
Remeasurements
Return on plan assets, (excluding amount included in net Interest expense)	US$	4.0	Rs.	302.3
Actuarial (gains) / losses arising from changes in experience adjustments on plan liabilities		0.6		45.7
Adjustments for limits on net asset		(2.2)		(167.7)

Total recognized in other comprehensive income		2.4		180.3

Total recognized in statement of profit and loss and other comprehensive income	US$	19.3	Rs.	1,458.0

The assumptions used in determining the present value obligation of the Provident Fund is set out below:

Particulars			As at March 31, 2020
Discount rate				6.90%
Expected rate of return on plan assets				8.20% to 8.60%
Remaining term to maturity of portfolio (years)				26.91

The breakup of the plan assets into various categories as at March 31, 2020 is as follows:
Particulars			As at March 31, 2020
Central and State government bonds				44.2%
Public sector undertakings and Private sector bonds				34.1%
Others				21.7%

				100.0%

The asset allocation for plan assets is determined based on investment criteria prescribed under the relevant regulations.

The sensitivity analysis is based on a change in expected rate of return on plan assets compared to the statutory rate of interest declared by the Central Government under the Employees Provident Funds and Miscellaneous Provisions Act, 1952, while keeping all other assumptions constant. As at March 31, 2020, the defined benefit obligation would be affected by approximately Rs. 1,686.7 million on account of a 0.50% decrease and Rs. 38.7 million on account of a 0.50% increase in the expected rate of return on plan assets.

Severance indemnity plan

Severance indemnity is a funded plan of Tata Daewoo Commercial Vehicles Limited (TDCV), a subsidiary of Tata Motors Limited.

The following table sets out, the amounts recognized in the financial statements for the severance indemnity plan.

	For the year ended March 31,
	2020		2020		2019
	(In millions)
Change in defined benefit obligation:
Defined benefit obligation, beginning of the year	US$	55.8	Rs.	4,223.3	Rs.	4,256.3
Service cost		7.0		527.2		525.2
Interest cost		0.9		68.1		111.3
Remeasurements (gains) / losses –
Actuarial (gains) / losses arising from changes in financial assumptions		1.6		123.8		368.3
Actuarial (gains) / losses arising from changes in experience adjustments on plan liabilities		(7.9)		(598.7)		(213.4)
Benefits paid from plan assets		(17.6)		(1,329.2)		(738.9)
Benefits paid directly by employer		(2.3)		(174.3)		(89.5)
Foreign currency translation		0.1		7.3		4.0

Defined benefit obligation, end of the year	US$	37.6	Rs.	2,847.5	Rs.	4,223.3

Change in plan assets:
Fair value of plan assets, beginning of the year	US$	47.6		3,600.7		4,053.6
Interest income		0.8		57.6		109.7
Remeasurements gain / (loss)
Return on plan assets, (excluding amount included in net Interest expense)		(0.2)		(15.2)		(59.9)
Employer’s contributions		—		—		219.7
Benefits paid		(17.6)		(1,329.2)		(738.9)
Foreign currency translation		—		3.4		16.5

Fair value of plan assets, end of the year	US$	30.6	Rs.	2,317.3	Rs.	3,600.7

	As at March 31,
	2020		2020		2019
	(In millions)
Amount recognized in the balance sheet consist of:
Present value of defined benefit obligation	US$	37.6	Rs.	2,847.5	Rs.	4,223.3
Fair value of plan assets		30.6		2,317.3		3,600.7

Net liability	US$	(7.0)	Rs.	(530.2)	Rs.	(622.6)

Amounts in the balance sheet:
Non- current liabilities	US$	(7.0)	Rs.	(530.2)	Rs.	(622.6)

					As at March 31,
	2020		2020		2019		2018
	(In millions)
Remeasurements (gains) / losses	US$	(11.3)	Rs.	(856.0)	Rs.	(396.3)	Rs.	(611.1)

	US$	(11.3)	Rs.	(856.0)	Rs.	(396.3)	Rs.	(611.1)

Net severance indemnity cost consist of the following components:

			Year ended March 31,
	2020		2020		2019		2018
	(In millions)
Service cost	US$	7.0	Rs.	527.2	Rs.	525.2	Rs.	452.6
Net interest cost		0.1		10.5		1.6		(2.5)

Net periodic pension cost	US$	7.1	Rs.	537.7	Rs.	526.8	Rs.	450.1

Other changes in plan assets and benefit obligation recognized in other comprehensive income for severance indemnity plan:

	As at March 31,
	2020		2020		2019		2018
	(In millions)
Remeasurements (gains) / losses
Return on plan assets, (excluding amount included in net Interest expense)	US$	0.2		15.2	Rs.	59.9	Rs.	51.3
Actuarial (gains) / losses arising from changes in financial assumptions		1.6		123.8		368.3		(1.4)
Actuarial (gains) / losses arising from changes in experience adjustments on plan liabilities		(7.9)		(598.7)		(213.4)		147.0

Total recognized in other comprehensive income	US$	(6.1)	Rs.	(459.7)	Rs.	214.8	Rs.	196.9

Total recognized in income statement and other comprehensive income	US$	1.0	Rs.	78.0	Rs.	741.6	Rs.	647.0

The assumptions used in accounting for the Severance indemnity plan is set out below:

	As at March 31,
	2020	2019	2018
Discount rate	1.6%	2.0%	2.8%
Rate of increase in compensation level of covered employees	3.5%	3.5%	3.5%

The table below outlines the effect on the service cost, the interest cost and the defined benefit obligation in the event of a decrease/increase of 1% in the assumed rate of discount rate, salary escalation rate:

Assumption	Change in assumption	Impact on defined benefit obligation	Impact on service cost and interest cost
Discount rate	Increase by 1%	Decrease by Rs. 303.6 million	Decrease by Rs. 104.3 million
	Decrease by 1%	Increase by Rs. 355.8 million	Increase by Rs. 144.4 million
Salary escalation rate	Increase by 1%	Increase by Rs. 345.2 million	Increase by Rs. 139.0 million
	Decrease by 1%	Decrease by Rs. 301.2 million	Decrease by Rs. 109.5 million

Severance indemnity plans asset allocation by category is as follows:

	As at March 31,
	2020	2019
Deposit with banks	100%	100%

The weighted average duration of the defined benefit obligation as at March 31, 2020 is 11.05 years (2019 : 11.0 years)

The Company expects to contribute Rs. 121.4 million to the funded severance indemnity plans in Fiscal 2021.

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

The following table sets out the disclosure pertaining to employee benefits of Jaguar Land Rover Limited

	As at March 31,
	Pension benefits
	2020		2020		2019
	(In millions)
Change in defined benefit obligation:
Defined benefit obligation, beginning of the year	US$	10,343.8	Rs.	782,664.9	Rs.	767,800.4
Service cost		158.3		11,980.0		14,490.5
Interest cost		242.2		18,327.9		19,814.7
Remeasurements (gains) / losses
Actuarial (gains) / losses arising from changes in demographic assumptions		7.9		594.9		(4,533.1)
Actuarial (gains) / losses arising from changes in financial assumptions		(626.3)		(47,390.2)		49,653.7
Actuarial (gains) / losses arising from changes in experience adjustments on plan liabilities		(166.0)		(12,563.2)		3,276.9
Past service cost/(credit)		5.2		396.6		3,799.0
Benefits paid		(648.8)		(49,089.1)		(56,573.7)
Member contributions		1.8		133.4		135.8
Foreign currency translation		308.8		23,366.3		(15,199.3)

Defined benefit obligation, end of the year	US$	9,626.9	Rs.	728,421.5	Rs.	782,664.9

Change in plan assets:
Fair value of plan assets, beginning of the year	US$	9,547.4	Rs.	722,401.0	Rs.	727,378.9
Interest Income		226.5		17,139.1		19,040.2
Remeasurements gains / (losses)
Return on plan assets, (excluding amount included in net Interest expense)		386.8		29,266.9		23,626.2
Employer’s contributions		274.8		20,792.9		24,078.1
Members contributions		1.8		133.4		135.8
Benefits paid		(648.8)		(49,089.1)		(56,573.7)
Expenses paid		(18.7)		(1,416.8)		(1,186.5)
Foreign currency translation		328.0		24,816.8		(14,098.0)

Fair value of plan assets, end of the year	US$	10,097.8	Rs.	764,044.2	Rs.	722,401.0

The actual return on the schemes’ assets for the year ended March 31, 2020 was Rs. 46,416.8 million (2019: Rs. 42,670.4 million)

	As at March 31,
	Pension benefits
	2020		2020		2019
	(In millions)
Amount recognized in the balance sheet consist of:
Present value of defined benefit obligation	US$	9,626.9	Rs.	728,421.5	Rs.	782,664.9
Fair value of plan Assets		10,097.8		764,044.2		722,401.0

Net (liability)/Assets	US$	470.9	Rs.	35,622.7	Rs.	(60,263.9)

Amount recognized in the balance sheet consist of:
Non-current assets	US$	505.0	Rs.	38,201.4	Rs.	—
Non-current liabilities		(34.1)		(2,578.7)		(60,263.9)

Net (liability)/Assets	US$	470.9	Rs.	35,622.7	Rs.	(60,263.9)

Total amount recognized in other comprehensive income consists of :

	As at March 31,
	Pension benefits
	2020		2020		2019		2018
	(In millions)
Remeasurements (gains) / losses	US$	850.6	Rs.	64,358.0	Rs.	152,983.4	Rs.	128,212.1
Restriction of Pension asset (as per IFRIC 14)		(184.1)		(13,928.1)		(13,928.1)		(13,928.1)
Onerous obligation, excluding amounts included in interest expenses		(114.3)		(8,650.4)		(8,650.4)		(8,650.4)

	US$	552.2	Rs.	41,779.5	Rs.	130,404.9	Rs.	105,633.6

Net pension and post retirement cost consist of the following components:

	Year ended March 31,
	Pension benefits
	2020		2020		2019		2018
	(In millions)
Current service cost	US$	158.4	Rs.	11,980.0	Rs.	14,490.5	Rs.	18,561.3
Past service cost/(credit)		5.2		396.6		3,799.0		(36,090.1)
Administrative expenses		18.7		1,416.8		1,186.5		777.7
Plan settlement		—		—		—		(58.1)
Net interest cost / (income) (including onerous obligations)		15.7		1,188.8		774.5		1,923.0

Net periodic pension cost	US$	198.0	Rs.	14,982.2	Rs.	20,250.5	Rs.	(14,886.2)

Amount recognized in other comprehensive income

	Year ended March 31,
	Pension benefits
	2020		2020		2019		2018
	(In millions)
Remeasurements (gains) / losses
Actuarial (gains) / losses arising from changes in demographic assumptions	US$	7.9	Rs.	594.9	Rs.	(4,533.1)	Rs.	(17,990.4)
Actuarial (gains) / losses arising from changes in financial assumptions		(626.3)		(47,390.2)		49,653.7		(30,177.8)
Actuarial (gains) / losses arising from changes in experience adjustments on plan liabilities		(166.0)		(12,563.2)		3,276.9		(8,487.5)
Return on plan assets, (excluding amount included in net Interest expense)		(386.8)		(29,266.9)		(23,626.2)		9,974.6

Total recognized in other comprehensive income	US$	(1,171.2)	Rs.	(88,625.4)	Rs.	24,771.3	Rs.	(46,681.1)

Total recognized in income statement and other comprehensive income	US$	(973.2)	Rs.	(73,643.2)	Rs.	45,021.8	Rs.	(61,567.3)

The assumptions used in accounting for the pension plans are set out below:

	As at March 31,
	Pension benefits
	2020	2019	2018
Discount rate	2.4%	2.4%	2.7%
Expected rate of increase in benefit revaluation of covered employees	2.0%	2.4%	2.3%
RPI Inflation rate	2.6%	3.2%	3.1%

Whilst salary inflation is no longer used in the calculation of the Projected Benefit Obligation or Service Cost our assumption for this, on average over the medium term, has reduced from CPI +0.5% to CPI as at March 31, 2020.

The assumed life expectations on retirement at age 65 are (years)

Retiring today :
Males	21.0	21.0	21.3
Females	23.2	23.2	23.4
Retiring in 20 years :
Males	22.5	22.4	22.5
Females	25.2	25.1	25.1

For the valuation as at March 31, 2020, the mortality assumptions used are the SAPS table, in particular S2PxA tables and the Light Table for members of the Jaguar Executive Pension Plan.

For the Jaguar Pension Plan, scaling factor of 111% to 117% have been used for male members and scaling factor of 101% to 112% have been used for female members.

For the Land Rover Pension Scheme, scaling factor of 107% to 111% have been used for male members and scaling factor of 101% to 109% have been used for female members.

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

For the 2020 year end calculations there is an allowance for future improvements in line with the CMI (2019) projections and an allowance for long-term improvements of 1.25% per annum and Sk=7.5, (2019: CMI (2018) projections with 1.25% per annum improvements and Sk=7.5, 2018: CMI (2017) projections with 1.25% per annum improvements).

A past service cost of Rs. 396.6 million has been recognized in the year ended 31 March 2020. This reflects benefit improvements for certain members as part of the Group restructuring programme.

A past service cost of Rs. 3,799.0 million was recognized in the year ended March 31, 2019. This reflects benefit improvements for certain members as part of the Group restructuring programme and a past service cost following a High Court ruling in October 2018. As a result of the ruling, pension schemes are required to equalise male and female members’ benefits for the inequalities within guaranteed minimum pension (‘GMP’) earned between May 17, 1990 and April 5, 1997. The Group historically made no assumptions for the equalisation of GMP and therefore considered the change to be a plan amendment.

A past service credit of Rs. 36,090.1 million was recognized in the year ended March 31, 2018 after the Group approved and communicated to its defined benefit schemes’ members that the defined benefit schemes’ rules were to be amended with effect from April 6, 2017. As a result, among other changes, future retirement benefits would be calculated each year and revalued until retirement in line with a prescribed rate rather than based upon a member’s final salary at retirement.

Pension plans asset allocation by category is as follows:

	As at March 31,
	2020			2019
	Quoted *	Unquoted	Total	Quoted *	Unquoted	Total
	(In millions)
Equity Instruments
Information Technology	11,598.3	—	11,598.3	7,166.5	—	7,166.5
Energy	935.3	—	935.3	3,047.5	—	3,047.5
Manufacturing	6,547.4	—	6,547.4	5,223.0	—	5,223.0
Financials	4,209.1	—	4,209.1	8,224.1	—	8,224.1
Others	23,408.3	—	23,408.3	22,724.1	—	22,724.1

	46,698.4	—	46,698.4	46,385.2	—	46,385.2

Debt Instruments
Government	181,831.3	—	181,831.3	227,093.5	—	227,093.5
Corporate Bonds (Investment Grade)	116,450.6	32,550.0	149,000.6	13,519.8	153,280.4	166,800.2
Corporate Bonds (Non Investment Grade)	—	70,151.0	70,151.0	—	55,472.6	55,472.6

	298,281.9	102,701.0	400,982.9	240,613.3	208,753.0	449,366.3

Property Funds
UK	—	25,534.9	25,534.9	—	22,112.6	22,112.6
Other	—	22,354.8	22,354.8	—	20,763.6	20,763.6

	—	47,889.7	47,889.7	—	42,876.2	42,876.2

Cash and Cash equivalents	63,445.3	—	63,445.3	19,047.9	—	19,047.9

Other
Hedge Funds	—	44,428.9	44,428.9	—	28,032.9	28,032.9
Private Markets	—	52,566.4	52,566.4	381.7	30,392.9	30,774.6
Alternatives	—	55,559.6	55,559.6	1,394.7	73,373.0	74,767.7

	—	152,554.9	152,554.9	1,776.4	131,798.8	133,575.2

Derivatives
Foreign exchange contracts	—	(3,367.2)	(3,367.2)	—	1,478.2	1,478.2
Interest Rate and inflation	—	50,976.4	50,976.4	—	29,672.0	29,672.0
Equity protection derivatives	—	4,863.8	4,863.8	—	—	—

	—	52,473.0	52,473.0	—	31,150.2	31,150.2

Total	408,425.6	355,618.6	764,044.2	307,822.8	414,578.2	722,401.0

*	determined on the basis of quoted prices for identical assets or liabilities in active markets.

As at March 31, 2020, the schemes held Gilt Repos. The net value of these transactions is included in the value of government bonds in the table ablove. The value of the funding obligation for the Repo transactions is Rs. 246,837.8 million at March 31, 2020 (2019: Rs. 142,920.9 million, 2018: Rs. 120,379 million).

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

Assumption	Change in assumption	Impact on defined benefit obligation	Impact on service cost and interest cost
Discount rate	Increase / decrease by 0.25%	Decrease/increase by Rs. 36,478.5 million	Decrease/increase by Rs 654.7 million
Inflation rate	Increase / decrease by 0.25%	Increase/decrease by Rs. 21,513.0 million	Increase/decrease by Rs. 280.6 million
Mortality rate	Increase / decrease by 1 year	Increase/decrease by Rs. 26,189.7 million	Increase/decrease by Rs. 374.1 million

Due to the economic effects of actions taken in response to the COVID-19 disease there is a higher degree of uncertainty in the valuations placed on some of the “unquoted” assets including property assets. In some cases the additional uncertainty will be small, however some managers have reported material uncertainty in their valuations. The directors consider these valuations to be the best estimate of the valuation of these investments, but there is a higher degree of uncertainty compared to previous years.

Private Equity holdings have been measured using the most recent valuations, adjusted for cash and currency movements between the last valuation date and March 31, 2020. The latest valuations for these assets precede the negative impact of the COVID-19 pandemic on financial markets. Given the movements in listed equity markets, the valuation of Private Equity holdings may vary significantly. The value of the Private Equity holdings in the JLR UK Plans included above is Rs. 31,988.8 million as at March 31, 2020.

Jaguar Land Rover contributes towards the UK defined benefit schemes. The April 5, 2018 valuations were completed in December 2018. As a result of these valuations it is intended to eliminate the pension scheme funding deficits over the 10 years to March 31, 2028. There is currently no additional liability over the Projected benefit obligation. The current agreed contribution rate for defined benefit accrual is 21% of pensionable salaries in the UK reflecting the 2017 benefit structure.

Deficit contributions are paid in line with the schedule of contributions at a rate of Rs. 5,612.1 million per year until March 31, 2024 followed by Rs. 2,338.4 million per year until March 31, 2028, although as part of JLR’s response to the COVID-19 disease JLR has agreed to defer all of its contributions, payable for April, May and June 2020, until FY22. This agreement is reflected in an updated Schedule of Contributions dated April 29, 2020.

The average duration of the benefit obligation at March 31, 2020 is 19 years (2019: 19 years). With the new benefit structure effective April 6, 2017, the expected net periodic pension cost for the year ended March 31, 2020 is Rs.13,094.8 million. The Company expects to pay Rs. 14,965.5 million to its defined benefit schemes in the year ended March 31, 2020.

During the year ended March 31, 2019, the High Court in United Kingdom ruled that pension schemes are required to equalize male and female members benefit for the inequalities within guaranteed minimum pension (GMP) earned between May 17, 1990 and April 5, 1997. Based on this, the Company reassessed its obligations under its existing Jaguar Land Rover pension plans and recorded an additional liability of an amount of GBP 16.5 million (Rs. 1,479.3 million) as past service costs for the year ended March 31, 2019.

Defined contribution plan

The Company’s contribution to defined contribution plans aggregated Rs. 10,305.5 million, Rs. 11,862.1 million and Rs.8,995.9 million for the years ended March 31, 2020, 2019 and 2018, respectively.

37.	Commitments and contingencies

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

Income Tax

The Company has on going disputes with income tax authorities relating to tax treatment of certain items. These mainly include disallowed expenses, the tax treatment of certain expenses claimed by the Company as deductions and the computation of, or eligibility of, the Company’s use of certain tax incentives or allowances.

Most of these disputes and/or disallowances, being repetitive in nature, have been raised by the income tax authorities consistently in most of the years.

The Company has a right of appeal to the Commissioner of Income Tax (Appeals), or CIT (A), the Dispute Resolution Panel, or DRP, and to the Income Tax Appellate Tribunal, or ITAT, against adverse decisions by the assessing officer, DRP or CIT (A), as applicable. The income tax authorities have similar rights of appeal to the ITAT against adverse decisions by the CIT (A) or DRP. The Company has a further right of appeal to the Bombay High Court or the Hon’ble Supreme Court of India against adverse decisions by the appellate authorities for matters involving substantial question of law. The income tax authorities have similar rights of appeal.

As at March 31, 2020, there are matters and/or disputes pending in appeal amounting to Rs. 14,633 million, which includes Rs. 966 million in respect of equity accounted investees (Rs. 5,410 million, which includes Rs. 772 million in respect of equity accounted investees as at March 31, 2019).

Customs, Excise Duty and Service Tax

As at March 31, 2020, there are pending litigations for various matters relating to customs, excise duty and service tax involving demands, including interest and penalties, of Rs. 6,653 million, which includes Rs. 11 million in respect of equity accounted investees (Rs. 10,240 million, which includes Rs. 61 million in respect of equity accounted investees as at March 31, 2019). These demands challenged the basis of valuation of the Company’s products and denied the Company’s claims of Central Value Added Tax, or CENVAT credit on inputs. The details of the demands for more than Rs. 200 million are as follows:

As at March 31, 2020, the Excise Authorities have raised a demand and penalty of Rs. 2,683 million, (Rs.2,432 million as at March 31, 2019), due to the classification of certain chassis (as goods transport vehicles instead of dumpers) which were sent to automotive body builders by the Company, which the Excise Authorities claim requires the payment of the National Calamity Contingent Duty (NCCD). The Company has obtained a technical expert certificate on the classification. The appeal is pending before the Custom Excise & Service Tax Appellate Tribunal.

As at March 31, 2020, the Exicse Authorities have confirmed demand & penalty totalling to Rs 909 million (Rs.909 million as at March 31, 2019) towards vehicles allegedly sold below cost of production with an intention to penetrate the market. The matter is being contested by the Company before the Customs, Excise and Service Tax Appellate Tribunal.

The Excise Authorities had denied the Company’s claim of a CENVAT credit of Rs. 534 million as at March 31, 2020 (Rs. 875 million as at March 31, 2019) on various inputs services such as Authorized Service Station Services, Erection, Commissioning & Installation Services, Common Services etc. claimed by the Company from financial year 2006 to 2017. The matters are being contested by the Company before the Appellate Authorities.

As at March 31, 2020, the Excise Authorities have confirmed the demand and penalty totalling to Rs. 501 million (Rs. 912 million as at March 31, 2019) alleging undervaluation of products sold by the Company. The matter is being contested by the Company before Appellate Authorities.

As at March 31, 2020, demand and penalty totalling to Rs.235 million (Rs. 235 million as at March 31, 2019) has been confirmed for alleged non-payment of service tax on services such as Event Management Services (Reverse Charge Mechanism), Authorized Service Station Services, Heat Treatment Services etc. The matter is being contested by the Company before Appellate Authorities.

The Excise Authorities are of the view that the Company had wrongly availed CENVAT credit amounting to Rs. 290 million as at March 31, 2020 (Rs. 290 million as at March 31, 2019) on various input services in relation to setting up of the factory in Singur. The Department was of the contention that since no manufacturing activity had taken place in Singur, the credit cannot be availed. The matter is contested in appeal.

Sales Tax / VAT

The total sales tax demands (including interest and penalty), that are being contested by the Company amount to Rs.9,621 million, which includes Rs.98 million in respect of equity accounted investees as at March 31, 2020 (Rs.12,841 million, which includes Rs.125 million in respect of equity accounted investees, as at March 31, 2019). The details of the demands for more than Rs.200 million are as follows:

The Sales Tax Authorities have raised demand of Rs.2,078 million (Rs.2,618 million as at March 31, 2019) towards rejection of certain statutory forms for concessional lower/nil tax rate (Form F and Form C) on technical grounds and few other issues such as late submission, single form issued against different months’ / quarters’ dispatches / sales, etc. and denial of exemption from tax in absence of proof of export for certain year. The Company has contended that the benefit cannot be denied on technicalities, which are being complied with. The matter is pending at various levels.

The Sales Tax authorities have denied input tax credit and levied interest and penalty thereon due to varied reasons aggregating to Rs.2,218 million as at March 31, 2020 (Rs.4,652 million as at March 31, 2019). The reasons for disallowing credit was mainly due to Taxes not paid by Vendors, incorrect method of calculation of set off as per the department, alleging suppression of sales as per the department etc. The matter is contested in appeal.

As at March 31, 2020, Sales Tax demand aggregating Rs.253 million (Rs.467 million as at March 31, 2019) has been raised by Sales Tax Authorities for non submission of Maharashtra Trial Balance. The matter is contested in appeal.

The Sales Tax Authorities have raised demand for Check post /Entry Tax liability at various states amouting to Rs.658 million (Rs.840 million as at March 31, 2019). The Company is contesting this issue.

The Sales Tax Authorities have raised demand of Rs. 1,488 million (Rs. Nil as at March 31, 2019) towards full CST liability on Chassis exported after enroute body building and interest thereon considering as CST sale. The Company has contended that the Company’s manufacturing plant dispatching chassis for enroot body building to bodybuilders as bill to the Company and ship to bodybuilders is constituted as export sale after Chassis export. The matter is contested in appeal.

In one of the joint operation, Fiat India Automobiles Pvt Ltd, the Sales Tax Authorities have held back the refund of VAT on debit notes raised for Take or Pay arrangements (TOP) totaling to Rs. 676 million (Rs. 516 million as at March 31, 2019) pertaining to financial years 2009-10 to 2014-15. The department is of the view that TOP is not part of sale and hence tax to be paid. The matter is contested in appeal.

Other Taxes and Dues

Other amounts for which the Company may contingently be liable aggregate to Rs.6,375 million, which includes Rs.71 million in respect of equity accounted investees as at March 31, 2020 (Rs.4,516 million, which includes Rs.168 million in respect of equity accounted investees, as at March 31, 2019). Following are the cases where amount involved exceeds Rs.200 million:

The municipal authorities in certain states levy octroi duty (a local indirect tax) on goods brought inside the municipal limits at rates based on the classification of goods. Demands aggregating Rs.617 million as at March 31, 2020 (Rs.617 million as at March 31, 2019) had been raised demanding higher octroi duties on account of classification disputes relating to components purchased for the manufacture of vehicles and retrospective increase in octroi rates relating to past periods. The dispute relating to classification is presently pending before the Bombay High Court and the other dispute is pending before the Hon’ble Supreme Court of India.

As at March 31, 2020, property tax amounting to Rs.1,102 million (Rs.644 million as at March 31, 2019) has been demanded by the local municipal authorities in respect of vacant land of the Company at Pimpri (including residential land), Chinchwad and Chikhali. The Company had filed Special Leave Petition (SLP) before the Hon’ble Supreme Court of India against an unfavorable decision of the Bombay High Court. The Hon’ble Supreme Court of India had disposed of the SLP and remanded the matter back to the local municipal corporation for fresh adjudication. After fresh hearing, the municipal authority again passed the same order as it had passed earlier, which the Company has challenged before the Civil Court. The Civil Court has passed an injunction order restraining the municipal authority from taking any action of recovery.

As at March 31, 2020, Sales tax / VAT amounting to Rs.344 million (Rs.341 million as at March 31, 2019) has been demanded by local authorities from dealers in respect of spare parts used for carrying out warranty repairs. The dispute is pending before the Hon’ble Supreme Court of India.

As at March 31, 2020, possession tax amounting to Rs.222 million (Rs.369 million as at March 31, 2019) have been demanded in respect of motor vehicles in the possession of the manufacturer and the authorization of trade certificate granted under the Central Motor Vehicle Rules, 1989. The matter is being contested before the Jharkhand High Court at Ranchi.

Other claims

There are other claims against the Company, the majority of which pertain to government body investigations with regards to regulatory compliances, motor accident claims, product liability claims and consumer complaints. Some of the cases also relate to the replacement of parts of vehicles and/or the compensation for deficiencies in the services by the Company or its dealers.

‘The Hon’ble Supreme Court of India (“SC”) by their order dated February 28, 2019, set out the principles based on which allowances paid to the employees should be identified for inclusion in basic wages for the purposes of computation of Provident Fund contribution. There are interpretative challenges and considerable uncertainty, including estimating the amount retrospectively. Pending the directions from the EPFO, the impact for past periods, if any, is not ascertainable reliably and consequently no financial effect has been provided for in the financial statements. The Company has complied with this on a prospective basis, from the date of the SC order.

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

Commitments

The Company has entered into various contracts with vendors and contractors for the acquisition of plant and machinery, equipment and various civil contracts of a capital nature amounting to Rs.134,953 million as at March 31, 2020 (Rs.115,292 million as at March 31, 2019), which are yet to be executed.

The Company has entered into various contracts with vendors and contractors for the acquisition of intangible assets of a capital nature amounting to Rs.2,030 million as at March 31, 2020, (Rs.5,676 million as at March 31, 2019), which are yet to be executed.

Under the joint venture agreement with Chery Jaguar Land Rover Automotive Co. Limited, the Company has an outstanding commitment of Rs.16,298 million as at March 31, 2020 (Rs.6,440 million as at March 31, 2019) towards its share in the capital of the joint venture.

38.	Capital Management

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

Total debt includes all long and short-term debts as disclosed in notes 21 and 22 to the consolidated financial statements. Equity comprises all components excluding (profit)/loss on cash flow hedges and foreign currency translation reserve.

The following table summarizes the capital of the Company:

	As at March 31,
	2020		2020		2019
	(In millions)
Equity*	US$	7,832.2	Rs.	592,626.1	Rs.	593,022.3
Short-term borrowings and current portion of long-term debt		4,691.1		354,949.0		351,843.7
Long-term debt		11,009.7		833,048.1		708,067.0

Total debt		15,700.8		1,187,997.1		1,059,910.7

Total capital (Debt + Equity)	US$	23,533.0	Rs.	1,780,623.2	Rs.	1,652,933.0

*	Details of equity:

	As at March 31,
	2020		2020		2019
	(In millions)
Total equity as reported in balance sheet	US$	7,903.7	Rs.	598,034.7	Rs.	558,067.4
Currency translation reserve attributable to
- Shareholders of Tata Motors Limited		(679.5)		(51,422.5)		(28,388.6)
- Non-controlling interests		(4.7)		(351.9)		(198.6)
Hedging reserve		554.2		41,937.1		60,668.2
Cost of hedge reserve		58.5		4,428.7		2,873.9

Equity as reported above	US$	7,832.2	Rs.	592,626.1	Rs.	593,022.3

39.	Disclosures on financial instruments

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

(a)	Financial assets and liabilities

The following table presents the carrying amounts and fair value of each category of financial assets and liabilities as at March 31, 2020.

Financial assets	Cash and other financial assets at amortized cost		Financial assets as fair value		Derivatives other than in hedging relationship		Derivatives in hedging relationship		Total carrying value		Total fair value		Total carrying value		Total fair value
	(In millions)
Cash and cash equivalents	Rs.	184,678.0	Rs.	—	Rs.	—	Rs.	—	Rs.	184,678.0	Rs.	184,678.0	US$	2,440.7	US$	2,440.7
Short-term deposits		148,294.8		—		—		—		148,294.8		148,294.8		1,959.9		1,959.9
Finance receivables		273,592.8		37,197.90		—		—		310,790.7		306,014.4		4,107.5		4,044.3
Trade receivables		111,726.9		—		—		—		111,726.9		111,726.9		1,476.6		1,476.6
Other investments – non-current		—		10,280.50		—		—		10,280.5		10,280.5		135.9		135.9
Other investments – current		93,546.0		15,069.30		—		—		108,615.3		108,615.3		1,435.5		1,435.5
Other financial assets:
- current		35,601.2		—		15,667.6		8,245.4		59,514.2		59,514.2		786.5		786.5
- non-current		32,411.9		—		3,890.8		19,020.8		55,323.5		55,323.5		731.1		731.1

Total	Rs.	879,851.6	Rs.	62,547.70	Rs.	19,558.4	Rs.	27,266.2	Rs.	989,223.9	Rs.	984,447.6	US$	13,073.7	US$	13,010.5

Financial liabilities	Derivatives other than in hedging relationship		Derivatives in hedging relationship		Other financial liabilities		Total carrying value		Total fair value		Total carrying value		Total fair value
	(In millions)
Accounts payable	Rs.	—	Rs.	—	Rs.	705,671.9	Rs.	705,671.9	Rs.	705,671.9	US$	9,326.1	US$	9,326.1
Acceptances		—		—		27,713.3		27,713.3		27,713.3		366.3		366.3
Short-term debt (excluding current portion of long-term debt)		—		—		163,624.8		163,624.8		163,624.8		2,162.6		2,162.6
Long-term debt (including current portion of long-term debt) (refer note below)		—		—		1,024,372.3		1,024,372.3		929,535.9		13,538.2		12,284.9
Other financial liabilities:
- current		19,262.8		23,543.1		70,047.3		112,853.2		112,853.2		1,491.4		1,491.4
- non-current		5,879.6		26,679.2		57,655.4		90,214.2		92,321.6		1,192.2		1,220.1

Total	Rs.	25,142.4	Rs.	50,222.3	Rs.	2,049,085.0	Rs.	2,124,449.7	Rs.	2,031,720.7	US$	28,076.8	US$	26,851.4

Note:

Includes Rs.83,339.3 million designated as hedged item in fair value hedge relationship. This includes a loss of Rs.4,220.3 million on account of fair value changes attributable to the hedged interest rate risk.

The following table presents the carrying amounts and fair value of each category of financial assets and liabilities as at March 31, 2019.

Financial assets	Cash and other financial assets at amortized cost		Financial assets as fair value		Derivatives other than in hedging relationship		Derivatives in hedging relationship		Total carrying value		Total fair value
	(In millions)
Cash and cash equivalents	Rs.	215,598.0	Rs.	—	Rs.	—	Rs.	—	Rs.	215,598.0	Rs.	215,598.0
Short-term deposits		105,742.1		—		—		—		105,742.1		105,742.1
Finance receivables		336,246.9		—		—		—		336,246.9		334,290.5
Trade receivables		189,961.7		—		—		—		189,961.7		189,961.7
Other investments – non-current		38.8		14,936.3		—		—		14,975.1		14,975.1
Other investments – current		77,455.1		11,928.2		—		—		89,383.3		89,383.3
Other financial assets:
- current		37,615.3		—		2,840.2		9,515.2		49,970.7		49,970.7
- non-current		23,054.6		—		5,219.4		3,892.0		32,166.0		32,166.0

Total	Rs.	985,712.5	Rs.	26,864.5	Rs.	8,059.6	Rs.	13,407.2	Rs.	1,034,043.8	Rs.	1,032,087.4

Financial liabilities	Derivatives other than in hedging relationship		Derivatives in hedging relationship		Other financial liabilities		Total carrying value		Total fair value
	(In millions)
Accounts payable	Rs.	—	Rs.	—	Rs.	759,681.7	Rs.	759,681.7	Rs.	759,681.7
Acceptances		—		—		31,771.2		31,771.2		31,771.2
Short-term debt (excluding current portion of long-term debt)		—		—		201,502.6		201,502.6		201,502.6
Long-term debt (including current portion of long-term debt) (refer note below)		—		—		858,408.1		858,408.1		827,757.5
Other financial liabilities:
- current		8,853.9		38,571.4		56,243.9		103,669.2		103,669.2
- non-current		1,959.0		24,665.4		2,864.4		29,488.8		29,488.8

Total	Rs.	10,812.9	Rs.	63,236.8	Rs.	1,910,471.9	Rs.	1,984,521.6	Rs.	1,953,871.0

1	Includes USD denominated bonds designated as cash flow hedges against forecasted USD revenue amounting to Rs.69,148.8 million (USD 1000 million).
2

Includes Rs.34,585.5 million designated as hedged item in fair value hedge relationship. This includes a loss of Rs.445.6 million on account of fair value changes attributable to the hedged interest rate risk.

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

	As at March 31, 2020
	Level 1		Level 2		Level 3		Total
	(In millions)
Financial assets measured at fair value
Investments	Rs.	18,234.0	Rs.	—	Rs.	7,115.8	Rs.	25,349.8
Derivative assets		—		46,824.6		—		46,824.6
Finance receivables		—				37,197.9		37,197.9

Total	Rs.	18,234.0	Rs.	46,824.6	Rs.	44,313.7	Rs.	109,372.3

	US$	241.0	US$	618.9	US$	585.7	US$	1,445.6

Financial liabilities measured at fair value
Derivative liabilities	Rs.	—	Rs.	75,364.7	Rs.	—	Rs.	75,364.7

Total	Rs.	—	Rs.	75,364.7	Rs.	—	Rs.	75,364.7

	US$	—	US$	995.9	US$	—	US$	995.9

Reconciliation of financial assets measured at fair value using significant unobservable inputs (Level 3)	As at March 31, 2020
Balance at the beginning	7,382.6
Originated or purchased during the period	39,470.3
Interest accrued on FVOCI Loans	272.9
Proceeds during the period	(2,831.0)
Loan loss provision recognized	(168.9)
Fair value changes recognized through OCI	1,333.2
Fair value changes recognized through P& L	(1,215.9)
Foreign exchange translation difference	70.5

Balance at the end	44,313.7

Note:

The Company has recognized mark to market gain / (loss) of Rs. 41.5 million in the income statement and Rs. 669.4 million in the statement of other comprehensive income for the year ended March 31, 2019.

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

There have been no transfers between level 1 and level 2 for the year ended March 31, 2020 and 2019.

The following table provides an analysis of fair value of financial instruments that are not measured at fair value on recurring basis, grouped into Level 1 to Level 3 categories:

	As at March 31, 2020
	Level 1		Level 2		Level 3		Total
	(In millions)
Financial assets not measured at fair value
Finance receivables		—		—		268,816.5		268,816.5
Other investments		93,546.0		—		—		93,546.0

Total	Rs.	93,546.0	Rs.	—	Rs.	268,816.5	Rs.	362,362.5

	US$	1,236.3	US$	—	US$	3,552.7	US$	4,789.0

Financial liabilities not measured at fair value
Short-term debt (excluding current portion of long-term debt)		—		163,624.8		—		163,624.8
Long-term debt (including current portion of long-term debt)		347,156.9		582,379.0		—		929,535.9

Total	Rs.	347,156.9	Rs.	746,003.8	Rs.	—	Rs.	1,093,160.7

	US$	4,588.1	US$	9,859.4	US$	—	US$	14,447.5

	As at March 31, 2019
	Level 1		Level 2		Level 3		Total
	(In millions)
Financial assets not measured at fair value
Finance receivables		—		—		334,290.5		334,290.5
Other investments		77,455.1		—		38.8		77,493.9

Total	Rs.	77,455.1	Rs.	—	Rs.	334,329.3	Rs.	411,784.4

	US$	1,120.0	US$	—	US$	4,834.5	US$	5,954.5

Financial liabilities not measured at fair value
Short-term debt (excluding current portion of long-term debt)		—		201,502.6		—		201,502.6
Long-term debt (including current portion of long-term debt)		352,851.5		474,906.0		—		827,757.5

Total	Rs.	352,851.5	Rs.	676,408.6	Rs.	—	Rs.	1,029,260.1

	US$	5,102.3	US$	9,781.2	US$	—	US$	14,883.5

The short-term financial assets and liabilities are stated at amortized cost which is approximately equal to their fair value.

Derivatives are fair valued using market observable rates and published prices together with forecast cash flow information where applicable.

The fair value of finance receivables has been estimated by discounting expected cash flows using rates at which loans of similar credit quality and maturity would be made and internal assumptions such as expected credit losses and estimated collateral value for repossessed vehicles as at March 31, 2020 and 2019. Since unobservable inputs are applied, finance receivables are classified in Level 3.

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

The following table discloses the amounts that have been offset, in arriving at the balance sheet presentation and the amounts that are available for offset only under certain conditions as at March 31, 2020:

	Gross amount recognized		Gross amount recognized as set off in the balance sheet		Net amount presented in the balance sheet		Amounts subject to an enforceable master netting arrangement				Net amount after offsetting
Financial assets							Financial instruments		Cash collateral
	(In millions)
Derivative financial instruments	Rs.	46,824.6	Rs.	—	Rs.	46,824.6	Rs.	(36,314.6)	Rs.	—	Rs.	10,510.0
Trade receivables		113,051.3		(1,324.4)		111,726.9		—		—		111,726.9
Cash and cash equivalents		251,125.0		(66,447.0)		184,678.0		—		—		184,678.0

Total	Rs.	411,000.9	Rs.	(67,771.4)	Rs.	343,229.5	Rs.	(36,314.6)	Rs.	—	Rs.	306,914.9

	US$	5,431.9	US$	(895.7)	US$	4,536.2	US$	(479.9)	US$	—	US$	4,056.3

Financial liabilities
Derivative financial instruments	Rs.	75,364.7	Rs.	—	Rs.	75,364.7	Rs.	(36,314.6)	Rs.	—	Rs.	39,050.1
Accounts payable		706,996.3		(1,324.4)		705,671.9		—		—		705,671.9
Loans from banks/financial institutions (short-term)		161,422.6		(66,447.0)		94,975.6		—		—		94,975.6

Total	Rs.	943,783.6	Rs.	(67,771.4)	Rs.	876,012.2	Rs.	(36,314.6)	Rs.	—	Rs.	839,697.6

	US$	12,473.2	US$	(895.7)	US$	11,577.5	US$	(479.9)	US$	—	US$	11,097.6

The following table discloses the amounts that have been offset in arriving at the balance sheet presentation and the amounts that are available for offset only under certain conditions as at March 31, 2019:

	Gross amount recognized		Gross amount recognized as set off in the balance sheet		Net amount presented in the balance sheet		Amounts subject to an enforceable master netting arrangement				Net amount after offsetting
Financial assets							Financial instruments		Cash collateral
	(In millions)
Derivative financial instruments	Rs.	21,466.8	Rs.	—	Rs.	21,466.8	Rs.	(17,173.7)	Rs.	—	Rs.	4,293.1
Trade receivables		191,052.4		(1,090.7)		189,961.7		—		—		189,961.7
Cash and cash equivalents		254,334.7		(38,736.7)		215,598.0		—		—		215,598.0

Total	Rs.	466,853.9	Rs.	(39,827.4)	Rs.	427,026.5	Rs.	(17,173.7)	Rs.	—	Rs.	409,852.8

	US$	6,750.9	US$	(575.9)	US$	6,175.0	US$	(248.3)	US$	—	US$	5,926.7

Financial liabilities
Derivative financial instruments	Rs.	74,049.7	Rs.	—	Rs.	74,049.7	Rs.	(17,173.7)	Rs.	—	Rs.	56,876.0
Accounts payable		760,772.4		(1,090.7)		759,681.7		—		—		759,681.7
Loans from banks/financial institutions (short-term)		129,983.7		(38,736.7)		91,247.0		—		—		91,247.0

Total	Rs.	964,805.8	Rs.	(39,827.4)	Rs.	924,978.4	Rs.	(17,173.7)	Rs.	—	Rs.	907,804.7

	US$	13,951.5	US$	(575.9)	US$	13,375.4	US$	(248.3)	US$	—	US$	13,127.1

(b)	Transfer of financial assets

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

The carrying amount of trade receivables and finance receivables along with the associated liabilities is as follows:

	As at March 31,
	2020				2020					2019
Nature of Asset	Carrying amount of asset sold		Carrying amount of associated liabilities		Carrying amount of asset sold			Carrying amount of associated liabilities		Carrying amount of asset sold			Carrying amount of associated liabilities
	(In millions)
Trade receivables	US$	—	US$	—	Rs.	—		Rs.	—	Rs.	10,314.6		Rs.	10,314.6
Finance receivables	US$	562.7	US$	559.0	Rs.	42,573.7	*	Rs.	42,299.4	Rs.	30,338.3	*	Rs.	30,473.3

*	Net of provision of Rs. 493.8 million and Rs. 380.3 million as at March 31, 2020 and 2019, respectively.

(c)	Cash flow hedges

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

Options are designated on spot discounted basis. The time value of options are identified as cost of hedge. Changes in the time value of options are recognized in cost of hedge reserve. Changes in the spot intrinsic value of options is recognized in hedge reserve. Changes in fair value arising from own and counterparty credit risk in options and forward exchange contracts are considered ineffective in the hedge relationship and thus the change in fair value of forward exchange contracts attributable to changes in credit spread are recognized in the income statement. Cross currency basis spread was historically included in the hedging relationship. Cross currency basis spread arising from forward exchange contarcts is identified as cost of hedge and accordignly changes in fair value attributable to this is recognized in cost of hedge reserve.

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

	Year ended March 31,
	2020		2020		2019		2018
	(In millions)
Fair value gain/(loss) of foreign currency derivative contracts recognized in Hedging reserve	US$	(317.1)	Rs.	(23,993.3)	Rs.	(80,992.4)	Rs.	94,016.9
Fair value gain/(loss) of foreign currency bonds recognized in Hedging reserve		(8.2)		(618.3)		(9,429.1)		12,435.2
Fair value gain/(loss) of cross currency interest rate swaps entered for cash flow hedges of repayment of foreign currency denominated borrowings recognized in Hedging reserve		(10.8)		(818.9)		446.0		(359.0)
Fair value gain/(loss) of interest rate swaps entered for cash flow hedges of payment of interest on borrowings that are benchmarked to libor		(2.0)		(152.9)		(595.7)		—

Gain/(loss) recognized in equity	US$	(338.1)	Rs.	(25,583.4)	Rs.	(90,571.2)	Rs.	106,093.1

Gain/(loss) reclassified from Hedging reserve and recognized in ‘Revenue’ in the income statement on occurance of forecast sales	US$	(667.6)	Rs.	(50,511.8)	Rs.	(79,529.5)	Rs.	(118,767.0)
Gain/(loss) reclassified out of Hedging reserve and recorded in ‘Raw materials, components and consumables’ in the income statement when forecast purchases affect income statement		—		—		—		15,674.8
Gain/(loss) reclassified from Hedging reserve and recognized in ‘Foreign exchange (gain)/loss (net)’ in the income statement on account of forecast transactions no longer expected to occur		2.0		147.8		(1,033.4)		555.5
Gain/(loss) reclassified from Hedging reserve and recognized in ‘Foreign exchange (gain)/loss (net)’ in the income statement for repayment of foreign currency denominated borrowings recognized in hedging reserve		15.9		1,203.5		—		—

Gain/(loss) reclassified from equity to the income statement	US$	(649.7)	Rs.	(49,160.5)	Rs.	(80,562.9)	Rs.	(102,536.7)

(d)	Financial risk management

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

(i)–(a) Foreign currency exchange rate risk:

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

The following table sets forth information relating to foreign currency exposure (other than risk arising from derivatives disclosed at clause (iv) below) as at March 31, 2020:

	U.S. dollar		Euro		Chinese Renminbi		GBP		Canadian dollar		Others*		Total
	(In millions)
Financial assets	Rs.	185,949.4	Rs.	114,145.3	Rs.	45,268.6	Rs.	13,133.8	Rs.	15,354.1	Rs.	24,122.7	397,973.9
Financial liabilities	Rs.	400,452.8	Rs.	409,942.4	Rs.	49,092.8	Rs.	62,634.1	Rs.	7,581.2	Rs.	30,946.8	960,650.1

*	Others mainly include currencies such as the Russian rouble, Singapore dollars, Swiss franc, Australian dollars, South African rand, Thai baht, Japanese Yen and Korean won.

The table below outlines the effect change in foreign currencies exposure for the year ended March 31, 2020:

Change in assumption	Impact on Company’s net income before tax for financial assets	Impact on Company’s net income before tax for financial liabilities	Impact on Company’s other comprehensive income for financial liabilities
Appreciation in foreign currencies by 10%	Decrease by Rs. (39,797.4) million	Decrease by Rs. (96,065.0) million	Decrease by Rs. (7,562.8) million
Depreciation in foreign currencies by 10%	Increase by Rs. 39,797.4 million	Increase by Rs. 96,065.0 million	Increase by Rs. 7,562.8 million

The following table set forth information relating to foreign currency exposure (other than risk arising from derivatives disclosed at clause (iv) below) as at March 31, 2019:

	U.S. dollar		Euro		Chinese Renminbi		GBP		Japanese Yen		Others*		Total
	(In millions)
Financial assets	Rs.	227,659.7	Rs.	125,940.9	Rs.	19,853.1	Rs.	16,006.7	Rs.	3,398.6	Rs.	27,184.6	420,043.6
Financial liabilities	Rs.	390,892.0	Rs.	322,260.4	Rs.	38,501.1	Rs.	59,269.8	Rs.	4,405.9	Rs.	28,285.3	843,614.5

*	Others mainly include currencies such as the Russian rouble, Singapore dollars, Swiss franc, Australian dollars, South African rand, Singapore dollars, Thai baht and Korean won.

The table below outlines the effect change in foreign currencies exposure for the year ended March 31, 2019:

Change in assumption	Impact on Company’s net income before tax for financial assets	Impact on Company’s net income before tax for financial liabilities	Impact on Company’s other comprehensive income for financial liabilities
Appreciation in foreign currencies by 10%	Decrease by Rs. (42,004.4) million	Decrease by Rs. (77,446.6) million	Decrease by Rs. (6,914.9) million
Depreciation in foreign currencies by 10%	Increase by Rs. 42,004.4 million	Increase by Rs. 77,446.6 million	Increase by Rs. 6,914.9 million

The following table set forth information relating to foreign currency exposure (other than risk arising from derivatives disclosed at clause (iv) below) as at March 31, 2018:

	U.S. dollar		Euro		Chinese Renminbi		GBP		Japanese Yen		Others*		Total
	(In millions)
Financial assets	Rs.	135,310.7	Rs.	128,171.7	Rs.	49,977.2	Rs.	15,115.0	Rs.	4,750.2	Rs.	41,652.4	374,977.2
Financial liabilities	Rs.	369,091.0	Rs.	311,926.9	Rs.	53,989.1	Rs.	63,716.6	Rs.	5,456.5	Rs.	35,389.5	839,569.6

*	Others mainly include currencies such as the Russian rouble, Swiss franc, Australian dollars, South African rand, Singapore Dollars, Thai baht and Korean won.

The table below outlines the effect change in foreign currencies exposure for the year ended March 31, 2018:

Change in assumption	Impact on Company’s net income before tax for financial assets	Impact on Company’s net income before tax for financial liabilities	Impact on Company’s other comprehensive income for financial liabilities
Appreciation in foreign currencies by 10%	Decrease by Rs. (37,497.7) million	Decrease by Rs. (72,790.6) million	Decrease by Rs. (11,166.4) million
Depreciation in foreign currencies by 10%	Increase by Rs. 37,497.7 million	Increase by Rs. 72,790.6 million	Increase by Rs. 11,166.4 million

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

As at March 31, 2020, 2019 and 2018, financial liability of Rs. 450,211.5 million, Rs. 302,786.3 million and Rs. 210,182.8 million, respectively, was subject to variable interest rates. Increase/decrease of 100 basis points in interest rates at the balance sheet date would result in an impact (decrease/increase in case of net income) of Rs. 4,502.1 million, Rs. 3,027.9 million and Rs. 2,101.8 million on income for the years ended March 31, 2020, 2019 and 2018, respectively.

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

The fair value of some of the Company’s investments in equity securities exposes the Company to equity price risks. In general, these securities are not held for trading purposes. These investments are subject to changes in the market price of securities. The fair value of quoted equity securities measured at FVOCI/available-for-sale equity securities as at March 31, 2020, 2019 and 2018, was Rs. 1,586.8 million, Rs. 3,043.1 million and Rs. 3,404.8 million, respectively. A 10% change in equity prices of quoted equity securities measured at FVOCI / available-for-sale securities held as at March 31, 2020, 2019 and 2018, would result in an impact of Rs. 158.7 million, Rs. 304.3 million and Rs. 340.5 million on equity, respectively.

The fair value of some of the Company’s investments in quoted equity securities measured at FVTPL as of March 31, 2020 and 2019, was Rs. 1,577.8 million and Rs. 4,231.4 , respectively. A 10% change in prices of these securities measured at FVTPL held as of March 31, 2020 and 2019, would result in an impact of Rs. 157.8 million and Rs. 423.1 on income statement, respectively.

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

Exposure to credit risk

The carrying amount of financial assets represents the maximum credit exposure. The maximum exposure to credit risk was Rs. 983,045.4 million as at March 31, 2020 and Rs. 1,028,129.9 million as at March 31, 2019, being the total of the carrying amount of balances with banks, short term deposits with banks, trade receivables, finance receivables, margin money and other financial assets excluding equity investments.

Financial assets that are neither past due nor impaired

None of the Company’s cash equivalents, including time deposits with banks, are past due or impaired. Regarding trade receivables and other receivables, and other loans or receivables that are neither impaired nor past due, there were no indications as at March 31, 2020, that defaults in payment obligations will occur.

Credit quality of financial assets and impairment loss

The ageing of trade receivables and finance receivables as of balance sheet date is given below. The age analysis have been considered from the due date.

	As at March 31,
	2020		2020		2020		2020		2020		2020			2019		2019		2019
Trade receivables	Gross		Allowance		Net		Gross		Allowance		Net			Gross		Allowance		Net
	(In millions)
Period (in months)
Not due	US$	1,083.6	US$	(4.4)	US$	1,079.2	Rs.	81,991.8	Rs.	(330.3)	Rs.	81,661.5		Rs.	150,898.8	Rs.	(324.1)	Rs.	150,574.7
Overdue up to 3 months		261.7		(2.2)		259.5		19,802.0		(163.8)		19,638.2			31,086.5		(131.0)		30,955.5
Overdue 3-6 months		48.1		(4.9)		43.2		3,635.8		(372.1)		3,263.7			2,516.9		(183.7)		2,333.2
Overdue more than 6 months		230.5		(135.8)		94.7		17,437.3		(10,273.8)		7,163.5	*		15,160.5		(9,062.2)		6,098.3

Total	US$	1,623.9	US$	(147.3)	US$	1,476.6	Rs.	122,866.9	Rs.	(11,140.0)	Rs.	111,726.9		Rs.	199,662.7	Rs.	(9,701.0)	Rs.	189,961.7

*

Trade receivables overdue more than six months include Rs. 4,713.5 million as at March 31, 2020 (Rs. 5,130.8 million as at March 31, 2019) outstanding from state government organizations in India, which are considered recoverable.

The Company makes allowances for losses on its portfolio of finance receivable on the basis of expected future collection from receivables. The future collection are estimated on the basis of statistical analysis that, among other factors, require assessment of significant increase in credit risk and analysis of historical delinquency for determining of probability of default (PD), credit loss experience for determining of loss given default (LGD) and impact of macro-economic factors like GDP growth, fuel price and inflation.

	As at March 31,
	2020		2020		2020		2020		2020		2020		2019		2019		2019
Finance receivables #	Gross		Allowance		Net		Gross		Allowance		Net		Gross		Allowance		Net
	(In millions)
Period (in months)
Not due*	US$	4,024.2	US$	(69.9)	US$	3,954.3	Rs.	304,484.6	Rs.	(5,290.4)	Rs.	299,194.2	Rs.	336,349.5	Rs.	(6,082.0)	Rs.	330,267.5
Overdue up to 3 months		95.7		(4.2)		91.5		7,243.0		(314.3)		6,928.7		4,294.7		(194.4)		4,100.3
Overdue more than 3 months		73.7		(12.0)		61.7		5,576.8		(909.0)		4,667.8		3,933.2		(2,054.1)		1,879.1

Total	US$	4,193.6	US$	(86.1)	US$	4,107.5	Rs.	317,304.4	Rs.	(6,513.7)	Rs.	310,790.7	Rs.	344,577.4	Rs.	(8,330.5)	Rs.	336,246.9

*	Allowance in the “Not due” category includes allowance against installments pertaining to impaired finance receivables which have not yet fallen due.
#	Finance receivables originated in India.

(iii)	Liquidity risk

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

The table below provides details regarding the contractual maturities of financial liabilities, including estimated interest payments as at March 31, 2020:

	Carrying amount		Due in 1st Year		Due in 2nd Year		Due in 3rd to 5th Year		Due after 5th Year		Total contractual cash flows
			(In millions)
Financial liabilities
Accounts payable and acceptances	Rs.	733,385.2	Rs.	733,385.2	Rs.	—	Rs.	—	Rs.	—	Rs.	733,385.2	US$	9,692.5
Borrowings and interest thereon		1,200,852.4		406,533.1		214,289.0		547,623.3		205,702.1		1,374,147.5		18,160.9
Lease liabilities		59,771.2		13,126.7		10,626.1		23,052.1		49,120.7		95,925.6		1,267.8
Other financial liabilities		55,076.2		49,050.2		2,023.3		4,069.5		625.2		55,768.2		737.0
Derivative liabilities		75,364.7		46,351.5		25,461.1		13,616.1		2,193.8		87,622.5		1,158.0

Total	Rs.	2,124,449.7	Rs.	1,248,446.7	Rs.	252,399.5	Rs.	588,361.0	Rs.	257,641.8	Rs.	2,346,849.0	US$	31,016.2

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

	Carrying amount		Due in 1st Year		Due in 2nd Year		Due in 3rd to 5th Year		Total contractual cash flows
	(In millions)
Collateralized debt obligations	Rs.	42,299.4	Rs.	24,451.3	Rs.	14,942.0	Rs.	7,179.5	Rs.	46,572.8	US$	615.5

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

Fair value of derivative financial instruments are determined using valuation techniques based on information derived from observable market data.

The fair value of derivative financial instruments is as follows:

	As at March 31,
	2020		2020		2019
	(In millions)
Foreign currency forward exchange contracts and options	US$	(325.6)	Rs.	(24,631.9)	Rs.	(52,426.5)
Commodity Derivatives		(84.5)		(6,394.7)		1,019.5
Others including interest rate and currency swaps		32.9		2,486.5		(1,175.9)

Total	US$	(377.2)	Rs.	(28,540.1)	Rs.	(52,582.9)

The gain/loss in foreign currency derivatives which are not hedge accounted, recognized in “Foreign exchange (gain) / loss(net) in the income statement was Rs. 5,995.3 million (loss), Rs. 2,883.7 million (gain) and Rs. 2,187.9 million (gain) for the years ended March 31, 2020, 2019 and 2018 , respectively.

The gain/(loss) on commodity derivative contracts, recognized in the income statement was Rs. 6,881.8 million (loss) , Rs. 847.4 million (gain) and Rs. 2,146.3 million (gain) for the years ended March 31, 2020, 2019 and 2018, respectively.

	As at March 31,
	2020		2020		2019		2018
	(In millions)
10% depreciation of foreign currency:
Gain/(loss) in hedging reserve	US$	719.8	Rs.	54,467.4	Rs.	2,136.0	Rs.	71,814.7
Gain/(loss) in statement of Profit and loss	US$	(116.9)	Rs.	(8,848.9)	Rs.	925.0	Rs.	(7,371.1)
10% Appreciation of foreign currency:
Gain/(loss) in hedging reserve	US$	(712.8)	Rs.	(53,930.9)	Rs.	(2,335.1)	Rs.	(83,992.3)
Gain/(loss) in statement of Profit and loss	US$	140.8	Rs.	10,651.7	Rs.	6.7	Rs.	10,373.6

In respect of the Company’s commodity derivative contracts, a 10% depreciation/appreciation of all commodity prices underlying such contracts, would have resulted in an approximate gain/(loss) of (Rs. 4,583.2 million)/Rs. 4,583.2 million, (Rs. 4,797.9 million)/Rs. 4,797.9 million and (Rs. 4,614.2 million)/Rs. 4,614.2 million in the income statement for the years ended March 31, 2020, 2019 and 2018, respectively.

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

Disclosure on Financials instruments designated as hedging instrument in cashflow hedge

The details of cash flow hedges entered by the Company to hedge interest rate risk arising on floating rate borrowings and by one of the Company’s subsidiaries to hedge the currency fluctuation of its functional currency (GBP) against foreign currencies to hedge future cash flows arising from revenue and cost of materials is as follows:

Outstanding contracts

	Average strike rate		Nominal amounts						Carrying value
	(in GBP)		(in millions)						(in millions)
	as at March 31,		as at March 31,						as at March 31,
	2020	2019	2020		2020		2019		2020		2020		2019
Foreign currency forwards
Cash flow hedges - USD
Sell - USD/ Buy - GBP
<1 year	0.7229	0.6756	US$	2,388.6		Rs.165,182.1		Rs.143,368.6	US$	(212.3)	Rs.	(14,684.9)	Rs.	(16,706.3)
Between 1-5 years	0.7649	0.6989		6,895.2		476,839.4		181,924.8		(257.0)		(17,771.6)		(10,318.2)

Cash flow hedges - Chinese Yuan
Sell - Chinese Yuan /Buy - GBP
<1 year	0.1086	0.1054		2,165.4		149,748.9		192,968.4		(79.8)		(5,518.54)		(13,848.0)
Between 1-5 years	0.1096	0.1075		1,608.2		111,212.6		117,573.1		(27.1)		(1,870.7)		(3,892.0)
Cash flow hedges -Euro
Buy - Euro / Sell - GBP
<1 year	0.9109	0.8823		3,563.9		246,463.7		326,652.4		1.4		93.5		1,267.1
Between 1-5 years	0.9101	0.9192		4,577.0		316,521.1		364,757.3		(23.0)		(1,590.1)		(6,607.3)

Cash flow hedges - Other
<1 year	0.0000	0.0000		1,224.0		84,648.8		162,918.9		69.3		4,793.2		181.0
Between 1-5 years	0.0000	0.0000		1,674.4		115,795.8		79,830.3		52.7		3,647.8		995.6

Cash flow hedges of foreign exchange risk on recognized debt
Cross currency interest rate swaps
Buy - USD / Sell - GBP
>5 years	0.7592	0.7592		513.5		35,507.8		34,359.8		76.6		5,295.3		1,004.7
Buy- Euro / Sell - GBP
>5 years	0.8912	0.8912		602.7		41,680.4		40,332.8		4.2		290.8		(1,330.5)
Buy - USD / Sell- INR
>5 years	83.5200	—		649.0		44,882.9		—		94.7		6,549.9		—

Total foreign currency derivative instruments			US$	25,861.9	Rs.	1,788,483.5	Rs.	1,644,686.4	US$	(300.3)	Rs.	(20,765.3)	Rs.	(49,253.9)

Debt instruments denominated in foreign currency
USD
< 1 year	—	0.736	US$	—	Rs.	—	Rs.	556,467.1	US$	—	Rs.	—	Rs.	(69,148.8)

Total debt instruments denominated in foreign currency			US$	—	Rs.	—	Rs.	556,467.1	US$	—	Rs.	—	Rs.	(69,148.8)

Cash flow hedges of interest rate risk arising on floating rate borrowings
	Average strike rate		Nominal amounts		Carrying value
			(USD in million)		(in millions)
	as at March 31		as at March 31		as at March 31
	2020	2019	2020	2019	2020		2020		2019
Interest rate swaps linked to LIBOR
>5 years	2.86%	2.86%	237.5	237.5	US$	(31.7)	Rs.	(2,190.8)	Rs.	(575.7)

Total derivatives designated in hedge relationship					US$	(332.0)	Rs.	(22,956.1)	Rs.	(49,829.6)
Total debt instruments designated in hedge relationship					US$		Rs.	—	Rs.	(69,148.8)

40.	Segment reporting

The Company primarily operates in the automotive segment. The automotive segment includes all activities relating to development, design, manufacture, assembly and sale of vehicles including financing thereof, as well as sale of related parts and accessories. The Company provides financing for vehicles sold by dealers in India. The vehicle financing is intended to drive sale of vehicles by providing financing to the dealers’ customers and as such is an integral part of automotive business. The operating results for Vehicle Financing has been adjusted only for finance cost for the borrowings sourced by this segment.

a) Automotive: The Automotive segment consists of four reportable sub-segments: Tata Commercial Vehicles, Tata Passenger Vehicles, Jaguar Land Rover and Vehicle Financing.

b) Others: Others consist of IT services and machine tools and factory automation solutions

This segment information is provided to and reviewed by the Company’s Chief Operating Decision Maker (CODM).

	For the year ended March 31, 2020
	Automotive and related activity
	Tata and other brand vehicles *								Vehicle Financing		Jaguar Land Rover		Intra-segment eliminations		Total		Others		Inter-segment eliminations		Total
	Commercial Vehicles		Passenger Vehicles		Unallocable		Total
	(In millions)
Revenues:
External revenue	Rs.	362,125.1	Rs.	103,881.5	Rs.	—	Rs.	466,006.6	Rs.	40,255.1	Rs.	2,070,320.9	Rs.	—	Rs.	2,576,582.6	Rs.	17,668.6	Rs.	—	Rs.	2,594,251.2	US$	34,286.0
Inter-segment/intra-segment revenue	Rs.	—	Rs.	—	Rs.	—	Rs.	—	Rs.	—	Rs.	—	Rs.	—	Rs.	—	Rs.	12,707.3	Rs.	(12,707.3)	Rs.	—	US$	—

Total revenues	Rs.	362,125.1	Rs.	103,881.5	Rs.	—	Rs.	466,006.6	Rs.	40,255.1	Rs.	2,070,320.9	Rs.	—	Rs.	2,576,582.6	Rs.	30,375.9	Rs.	(12,707.3)	Rs.	2,594,251.2	US$	34,286.0

Earnings before other income, interest and tax(a)	Rs.	(7,642.8)	Rs.	(44,833.1)	Rs.	(3,794.0)		(56,269.9)		25,766.4		(6,656.6)		—		(37,160.1)		3,338.9		(554.3)		(34,375.5)		(454.3)
Finance costs pertaining to borrowings sourced by vehicle financing segment										(30,793.1)						(30,793.1)						(30,793.1)		(407.0)
Segment results		(7,642.8)		(44,833.1)		(3,794.0)		(56,269.9)		(5,026.7)		(6,656.6)		—		(67,953.2)		3,338.9		(554.3)		(65,168.6)		(861.3)
Share of profit/(loss) of equity accounted investees (net)		—		—		337.0		337.0		—		(10,337.0)		—		(10,000.0)				—		(10,000.0)		(132.2)
Reconciliation to net income/(loss):
Assets written off/loss on sale of assets and others (net)																						(3,131.9)		(41.4)
Other income/(loss) (net)																						16,009.4		211.6
Foreign exchange gain/(loss) (net)																						(16,985.4)		(224.5)
Interest income																						11,696.9		154.6
Interest expense (net) (excluding pertaining to borrowings sourced by vehicle financing segment)																						(41,760.0)		(552.0)
Income tax expense																						(3,644.5)		(48.2)

Net Income/(loss)																					Rs.	(112,984.1)	US$	(1,493.4)

Depreciation and amortization	Rs.	15,971.5	Rs.	16,728.1	Rs.	1,630.5	Rs.	34,330.1	Rs.	509.5	Rs.	172,447.3	Rs.	—	Rs.	207,286.9	Rs.	1,039.7	Rs.	(694.5)	Rs.	207,632.1	US$	2,744.1
Capital expenditure	Rs.	23,283.3	Rs.	21,259.4	Rs.	4,263.9	Rs.	48,806.6	Rs.	1,095.7	Rs.	253,770.8	Rs.	—	Rs.	303,673.1	Rs.	(728.3)	Rs.	—	Rs.	302,944.8	US$	4,003.8

	For the year ended March 31, 2020
	Automotive and related activity
	Tata and other brand vehicles *								Vehicle Financing		Jaguar Land Rover		Intra- segment eliminations		Total		Others		Inter- segment eliminations		Total
	Commercial Vehicles		Passenger Vehicles		Unallocable		Total
	(In millions)
Segment assets	Rs.	228,208.5	Rs.	152,956.5	Rs.	34,693.7	Rs.	415,858.7	Rs.	335,876.4	Rs.	1,834,868.3	Rs.	—	Rs.	2,586,603.4	Rs.	24,402.1	Rs.	(13,946.9)	Rs.	2,597,058.6	US$	34,323.1
Assets classified as held for sale						1,944.3		1,944.3				—		—		1,944.3		—		—		1,944.3		25.7
Investment in equity accounted investees		—		—		4,689.6		4,689.6				33,843.6		—		38,533.2		5,655.7				44,188.9		584.0
Reconciliation to total assets:
Investments																						118,895.8		1,571.3
Current and non-current income tax assets																						12,962.9		171.3
Deferred income taxes																						54,578.6		721.3
Other unallocated financial assets[1]																						311,173.0		4,112.6

Total assets																					Rs.	3,140,802.1	US$	41,509.3

Segment liabilities	Rs.	129,613.0	Rs.	49,540.6	Rs.	14,568.4	Rs.	193,722.0	Rs.	5,284.9	Rs.	1,033,284.4	Rs.	—	Rs.	1,232,291.3	Rs.	7,879.3	Rs.	(3,309.8)	Rs.	1,236,860.8	US$	16,346.5
Reconciliation to total liabilities:
Borrowings																						1,187,997.1		15,700.8
Current income tax liabilities																						10,415.8		137.7
Deferred income taxes																						19,418.7		256.7
Other unallocated financial liabilities[2]																						88,075.0		1,163.9

Total liabilities																					Rs.	2,542,767.4	US$	33,605.6

*	Tata and other brand vehicles include Tata Daewoo and Fiat brand vehicles.
1.	Includes interest-bearing deposits and accrued interest income.
2.	Includes interest accrued and other interest bearing liabilities.
a.

Earnings before other income, interest and tax is Earnings before share of profit/(loss) of equity accounted investees (net), assets written off/loss on sale of assets and others (net), other income/(loss) (net) (excluding government incentives), foreign exchange gains/(loss) (net), interest income, interest expense (net) and income tax expense.

	For the year ended March 31, 2019
	Automotive and related activity
	Tata and other brand vehicles *
	Commercial Vehicles		Passenger Vehicles		Unallocable**		Total		Vehicle Financing		Jaguar Land Rover		Intra-segment eliminations		Total		Others		Inter-segment eliminations		Total
	(In millions)
Revenues:
External revenue	Rs.	579,496.9	Rs.	141,622.2	Rs.	—	Rs.	721,119.1	Rs.	33,995.5	Rs.	2,216,656.9	Rs.	—	Rs.	2,971,771.5	Rs.	21,890.9	Rs.	—	Rs.	2,993,662.4
Inter-segment/intra-segment revenue	Rs.	—	Rs.	26.8	Rs.	—	Rs.	26.8	Rs.	1,129.5	Rs.	—	Rs.	(1,156.3)	Rs.	—	Rs.	13,432.8	Rs.	(13,432.8)	Rs.	—

Total revenues	Rs.	579,496.9	Rs.	141,649.0	Rs.	—	Rs.	721,145.9	Rs.	35,125.0	Rs.	2,216,656.9	Rs.	(1,156.3)	Rs.	2,971,771.5	Rs.	35,323.7	Rs.	(13,432.8)	Rs.	2,993,662.4

Earnings before other income, interest and tax(a)	Rs.	34,007.1	Rs.	(15,842.3)	Rs.	(4,761.8)		13,403.0		21,153.3		(323,812.6)		—		(289,256.3)		4,103.6		(1,201.8)		(286,354.5)
Finance costs pertaining to borrowings sourced by vehicle financing segment										(26,156.5)						(26,156.5)						(26,156.5)
Segment results		34,007.1		(15,842.3)		(4,761.8)		13,403.0		(5,003.2)		(323,812.6)		—		(315,412.8)		4,103.6		(1,201.8)		(312,511.0)
Share of profit/(loss) of equity accounted investees (net)		—		—		416.7		416.7		(7.2)		753.7		—		1,163.2		931.8		—		2,095.0
Reconciliation to net income/(loss):																						—
Assets written off/loss on sale of assets and others (net)																						(13,186.7)
Other income/(loss) (net)																						35,438.7
Foreign exchange gain/(loss) (net)																						(5,824.2)
Interest income																						7,864.6
Interest expense (net) (excluding pertaining to borrowings sourced by vehicle financing segment)																						(31,429.5)
Income tax (expense)/credit																						25,425.0

Net Income/(loss)																					Rs.	(292,128.1)

Depreciation and amortization	Rs.	16,164.1		13,626.0		1,524.3		31,314.4		186.5	Rs.	197,437.4	Rs.	—	Rs.	228,938.3	Rs.	1,617.1	Rs.	(357.6)	Rs.	230,197.8
Capital expenditure	Rs.	20,100.8		29,331.7		763.5		50,196.0		719.6	Rs.	290,656.3		—		341,571.9		664.5				342,236.4

Segment assets	Rs.	237,225.5	Rs.	176,558.2	Rs.	15,037.0	Rs.	428,820.7	Rs.	382,615.8	Rs.	1,670,913.0	Rs.	—	Rs.	2,482,349.5	Rs.	20,037.4	Rs.	(12,252.5)	Rs.	2,490,134.4
Assets classified as held for sale		1,622.4		—		—		1,622.4				—		—		1,622.4		—		—		1,622.4
Investment in equity accounted investees		—		—		4,225.5		4,225.5		26.6		43,181.7		—		47,433.8		5,915.0		—		53,348.8
Reconciliation to total assets:																		—
Investments																						104,358.4
Current and non-current income tax assets																						12,089.3
Deferred income taxes																						51,511.1
Other unallocated financial assets[1]																						274,055.5

Total assets																					Rs.	2,987,119.9

Segment liabilities	Rs.	157,447.7	Rs.	36,347.5	Rs.	17,521.3	Rs.	211,316.5	Rs.	7,114.3	Rs.	1,039,660.5	Rs.	(3,376.5)	Rs.	1,254,714.8	Rs.	5,290.7	Rs.	(2,520.6)	Rs.	1,257,484.9

	For the year ended March 31, 2019
	Automotive and related activity
	Tata and other brand vehicles *
	Commercial Vehicles	Passenger Vehicles	Unallocable**	Total	Vehicle Financing	Jaguar Land Rover	Intra-segment eliminations	Total	Others	Inter-segment eliminations	Total
	(In millions)
Reconciliation to total liabilities:
Borrowings												1,059,910.7
Current income tax liabilities												10,176.4
Deferred income taxes												14,910.4
Other unallocated financial liabilities[2]												86,570.1

Total liabilities											Rs.	2,429,052.5

*	Tata and other brand vehicles include Tata Daewoo and Fiat brand vehicles.
**	Corporate expenses for Tata Motors Limited not identifiable to reportable segments kept as unallocable.
1.	Includes interest-bearing loans and deposits and accrued interest income.
2.	Includes interest accrued and other interest bearing liabilities.
a.

Earnings before other income, interest and tax is Earnings before share of profit/(loss) of equity accounted investees (net), assets written off/loss on sale of assets and others (net), other income/(loss) (net), foreign exchange gains/(loss) (net), interest income, interest expense (net) and income tax expense.

	For the year ended/as at March 31, 2018
	Automotive and related activity
	Tata and other brand vehicles*
	Commercial Vehicles		Passenger Vehicles		Unallocable**		Total		Vehicle Financing		Jaguar Land Rover		Intra- segment eliminations		Total		Others		Inter-segment eliminations		Total
	(In millions)
Revenues:
External revenue		Rs.494,917.2	Rs.	128,840.3	Rs.	96.3	Rs.	623,853.8	Rs.	26,040.3	Rs.	2,214,492.3	Rs.	—	Rs.	2,864,386.4	Rs.	18,564.7	Rs.	—	Rs.	2,882,951.1
Inter-segment/intra-segment revenue		—		77.9		—		77.9		111.9		—		(111.9)		77.9		12,770.0		(12,847.9)		—

Total revenues	Rs.	494,917.2	Rs.	128,918.2	Rs.	96.3	Rs.	623,931.7	Rs.	26,152.2	Rs.	2,214,492.3	Rs.	(111.9)	Rs.	2,864,464.3	Rs.	31,334.7	Rs.	(12,847.9)	Rs.	2,882,951.1

Earnings before other income, interest and tax(a)		36,694.4		(29,998.8)		(4,082.1)		2,613.5		17,079.3		84,952.3		—		104,645.1		3,045.8		(1,456.3)		106,234.6
Finance costs pertaining to borrowings sourced by vehicle financing segment										(19,053.0)						(19,053.0)						(19,053.0)
Segment results		36,694.4		(29,998.8)		(4,082.1)		2,613.5		(1,973.7)		84,952.3		—		85,592.1		3,045.8		(1,456.3)		87,181.6
Share of profit/(loss) of equity accounted investees		—		—		301.8		301.8		—		21,389.2		—		21,691.0		1,091.6		—		22,782.6
Reconciliation to net income:
Assets written off/loss on sale of assets and others (net)																						(29,148.6)
Other income/(loss) (net)																						47,873.3
Foreign exchange gain/(loss) (net)																						(4,332.9)
Interest income																						7,122.4
Interest expense (net) (excluding pertaining to borrowings sourced by vehicle financing segment)																						(27,738.3)
Income tax expense																						(37,678.2)

Net Income																					Rs.	66,061.9

Depreciation and amortization	Rs.	15,417.3	Rs.	14,368.1	Rs.	1,457.4	Rs.	31,242.8	Rs.	183.4	Rs.	177,830.8	Rs.	—	Rs.	209,257.0	Rs.	561.2	Rs.	—	Rs.	209,818.2
Capital expenditure	Rs.	13,554.5	Rs.	19,145.1	Rs.	859.8	Rs.	33,559.4	Rs.	471.5	Rs.	380,417.9	Rs.	—	Rs.	414,448.8	Rs.	841.6	Rs.	(187.8)	Rs.	415,102.6

Segment assets	Rs.	206,937.3	Rs.	136,472.5	Rs.	63,355.4	Rs.	406,765.2	Rs.	276,709.4	Rs.	1,967,993.9	Rs.	(6.0)	Rs.	2,651,462.5	Rs.	3,303.8	Rs.	(12,031.4)	Rs.	2,642,734.9
Assets classified as held for sale		2,233.3		—		—		2,233.3				—		—		2,233.3		27,569.1		(3,950.5)		25,851.9
Investment in equity accounted investees		—		—		3,855.0		3,855.0		—		45,023.9		—		48,878.9		—		—		48,878.9
Investment in equity accounted investees (held for sale)		—		—		—		—		—		—		—		—		4,973.5		—		4,973.5
Reconciliation to total assets:
Investments																						154,214.0
Current and non-current income tax assets																						11,086.4
Deferred income taxes																						41,064.6
Other unallocated financial assets[1]																						306,706.5

Total assets																					Rs.	3,235,510.7

Segment liabilities	Rs.	135,371.8	Rs.	31,371.7	Rs.	27,198.3	Rs.	193,941.8	Rs.	7,244.0	Rs.	1,048,546.1	Rs.	(7.1)	Rs.	1,249,724.8	Rs.	840.2	Rs.	(3,152.2)	Rs.	1,247,412.8
Liabilities classified as held for sale		—										—		—		—		10,701.8		—		10,701.8

	For the year ended/as at March 31, 2018
	Automotive and related activity
	Tata and other brand vehicles*
	Commercial Vehicles	Passenger Vehicles	Unallocable**	Total	Vehicle Financing	Jaguar Land Rover	Intra- segment eliminations	Total	Others	Inter-segment eliminations	Total
	(In millions)
Reconciliation to total liabilities:
Borrowings												888,706.8
Current income tax liabilities												15,590.7
Deferred income taxes												61,257.8
Other unallocated financial liabilities[2]												98,320.0

Total liabilities											Rs.	2,321,989.9

*	Tata and other brand vehicles include Tata Daewoo and Fiat brand vehicles.
**	Corporate expenses for Tata Motors Limited not identifiable to reportable segments kept as unallocable. 1. Includes interest-bearing loans and deposits and accrued interest income.
2.	Includes interest accrued and other interest bearing liabilities.
a.

Earnings before other income, interest and tax is Earnings before share of profit/(loss) of equity accounted investees (net), assets written off/loss on sale of assets and others (net), other income/(loss) (net), foreign exchange gains/(loss) (net), interest income, interest expense (net) and income tax expense.

Entity-wide disclosures

Information concerning principal geographic areas is as follows:

Net sales to external customers by geographic area by location of customers:

	Year ended March 31,
	2020		2020		2019		2018
	(In millions)
India	US$	6,153.0	Rs.	465,564.5	Rs.	678,148.1	Rs.	578,403.3
United States of America		6,836.9		517,316.1		512,511.1		448,881.5
United Kingdom		5,536.1		418,890.7		559,993.0		418,970.3
Rest of Europe		5,698.0		431,138.1		452,087.8		470,288.0
China		3,928.8		297,271.0		303,929.1		481,675.0
Rest of the World		6,133.2		464,070.8		486,993.3		484,733.0

Total revenues	US$	34,286.0	Rs.	2,594,251.2	Rs.	2,993,662.4	Rs.	2,882,951.1

Non-current assets (Property, plant and equipment, Intangible assets, Right of use assets, other non-current assets and Goodwill) by geographic area:

	As at March 31,
	2020		2020		2019
	(In millions)
India	US$	3,496.1	Rs.	264,529.2	Rs.	248,726.3
United States of America		107.6		8,138.9		2,919.9
United Kingdom		14,796.2		1,119,559.0		981,062.7
Rest of Europe		1,434.6		108,549.8		94,708.0
China		209.4		15,842.6		1,409.2
Rest of the World		451.4		34,157.6		25,137.5

Total	US$	20,495.3	Rs.	1,550,777.1	Rs.	1,353,963.6

Information about product revenues:

	Year ended March 31,
	2020		2020		2019		2018
	(In millions)
Tata and Fiat vehicles	US$	5,761.0	Rs.	435,908.8	Rs.	682,076.2	Rs.	575,483.5
Tata Daewoo commercial vehicles		403.0		30,492.4		39,042.9		48,370.3
Jaguar Land Rover vehicles		27,361.7		2,070,320.9		2,216,656.9		2,214,492.3
Others		256.4		19,401.3		21,890.9		18,564.7

Sub-total		33,782.1		2,556,123.4		2,959,666.9		2,856,910.8
Finance revenues		503.9		38,127.8		33,995.5		26,040.3

Total revenues	US$	34,286.0	Rs.	2,594,251.2	Rs.	2,993,662.4	Rs.	2,882,951.1

41.	Related-party transactions

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

The following table summarizes related-party transactions and balances included in the consolidated financial statements for the year ended/as at March 31, 2020:

	Associates and its subsidiaries		Joint ventures		Joint operations		Tata Sons Pvt Ltd, its subsidiaries and joint ventures		Total		Total
	(In millions)
Purchase of products	Rs.	17,362.6	Rs.	7.9	Rs.	27,814.7	Rs.	426.7	Rs.	45,611.9	US$	602.8
Sale of products		1,870.7		19,519.2		6,810.3		8,475.5		36,675.7		484.7
Services received		228.9		41.6		8.0		15,601.5		15,880.0		209.9
Services rendered		165.4		9,595.8		49.3		814.6		10,625.1		140.4
Acceptances		—		—		—		31,485.2		31,485.2		416.1
Purchase of property, plant and equipment		810.0		—		—		23.7		833.7		11.0
Sale of property, plant and equipment		21.8		—		—		953.0		974.8		12.9
Interest (income)/expense, dividend (income)/paid, (net)		(135.8)		(6,064.3)		40.9		293.8		(5,865.4)		(77.5)
Finance given (including loans and equity)		—		6,181.7		—		—		6,181.7		81.7
Finance given, taken back (including loans and equity)		—		—		—		35.0		35.0		0.5
Finance taken (including loans and equity)		1,040.0		—		—		45,613.6		46,653.6		616.6
Finance taken, paid back (including loans and equity)		810.0		—		—		8,583.4		9,393.4		124.1
Assets Taken on Lease		—		—		1,138.3		—		1,138.3		15.0
Repayment towards lease liability		—		—		18.3		—		18.3		0.2
Amounts receivable in respect of loans and interest thereon		—		251.3		—		41.8		293.1		3.9
Amounts payable in respect of loans and interest thereon		460.0		—		—		19.3		479.3		6.3
Amount payable in respect of Lease Liability		—		—		1,120.0		—		1,120.0		14.8
Trade and other receivables		274.5		6,286.6		—		1,892.3		8,453.4		111.7
Accounts payable		2,726.1		31.9		2,695.9		1,581.7		7,035.6		93.0
Acceptances		—		—		—		769.0		769.0		10.2
Provision for amount receivables		—		251.2		—		—		251.2		3.3

The following table summarizes related-party transactions and balances included in the consolidated financial statements for the year ended/as at March 31, 2019:

	Associates and its subsidiaries		Joint ventures		Joint operations		Tata Sons Pvt Ltd, its subsidiaries and joint ventures		Total
		(In millions)
Purchase of products	Rs.	23,691.0	Rs.	24.6	Rs.	39,407.7	Rs.	2,028.0	Rs.	65,151.3
Sale of products		3,284.0		29,465.5		8,253.2		8,281.0		49,283.7
Services received		462.0		11.3		—		18,668.0		19,141.3
Services rendered		217.0		7,653.2		60.4		1,163.0		9,093.6
Acceptances		—		—		—		54,937.8		54,937.8
Purchase of property, plant and equipment		135.0		—		—		8.0		143.0
Purchase of investments		72.0		—		—		—		72.0
Sale of investments		—		—		—		5,333.5		5,333.5
Interest (income)/expense, dividend (income)/paid, (net)		(124.0)		(1,991.3)		(262.2)		231.0		(2,146.5)
Loans given		—		57.5		—		—		57.5
Loans taken		1,770.0		—		—		—		1,770.0
Loans repaid by us		2,100.0		—		—		—		2,100.0
Amounts receivable in respect of loans and interest thereon		—		37.5		—		38.0		75.5
Amounts payable in respect of loans and interest thereon		230.0		—		—		36.0		266.0
Trade and other receivables		556.0		1,321.5		—		1,988.0		3,865.5
Accounts payable		3,043.0		25.9		2,461.2		3,729.0		9,259.1
Acceptances		—		—		—		691.3		691.3

The following table summarizes related-party transactions and balances included in the consolidated financial statements for the year ended/as at March 31, 2018:

	Associates and its subsidiaries		Joint ventures		Joint operations		Tata Sons Pvt Ltd, its subsidiaries and joint ventures		Total
		(In millions)
Purchase of products	Rs.	26,057.0	Rs.	—	Rs.	31,631.0	Rs.	1,713.0	Rs.	59,401.0
Sale of products		2,016.0		60,082.1		5,454.9		7,091.0		74,644.0
Services received		89.0		5,500.9		1.6		17,353.0		22,944.5
Services rendered		190.0		12,077.2		43.4		241.0		12,551.6
Acceptances		—		—		—		41,350.3		41,350.3
Purchase of property, plant and equipment		624.0		—		—		2.0		626.0
Purchase of investments		—		25.0		—		—		25.0
Interest (income)/expense, dividend (income)/paid, (net)		(95.0)		(17,644.9)		(46.0)		263.0		(17,522.9)
Loans taken		4,890.0		—		—		—		4,890.0
Loans repaid by us		4,890.0		—		—		—		4,890.0
Amounts receivable in respect of loans and interest thereon		—		—		—		40.0		40.0
Amounts payable in respect of loans and interest thereon		560.0		—		—		48.0		608.0
Trade and other receivables		633.0		10,371.4		0.7		1,511.0		12,516.1
Accounts payable		1,496.0		2.5		1,848.8		3,357.0		6,704.3
Acceptances		—		—		—		2,201.6		2,201.6
Deposit given as security		—		—		—		30.0		30.0

Compensation of key management personnel:

	Year ended March 31,
	2020		2020		2019		2018
	(In millions)
Short-term benefits	US$	8.6	Rs.	650.7	Rs.	633.9	Rs.	798.4
Post-employment benefits*		1.0		75.6		54.6		17.6
Share based payment		0.1		6.2		4.4		—

The compensation of CEO and Managing Director is Rs. 192.8 million and Rs. 263.2 million for the years ended March 31, 2020 and 2019, respectively. Remuneration for the year ended March 31, 2020 Includes Rs. 146.2 million (Rs. Nil for the year 2018-2019) of managerial remuneration which is subject to the approval of the shareholders.

The compensation of CEO at Jaguar Land Rover is Rs. 401.0 million and Rs. 318.2 million for the years ended March 31, 2020 and 2019, respectively.

*	Excludes provision for encashable leave and gratuity for certain key management personnel as a separate actuarial valuation is not available.

Refer note 36 for information on transactions with post-employment benefit plans.

42.	Earnings per share (“EPS”)

	Net income attributable to shareholders of Tata Motors Limited (In millions)		Weighted average shares (Nos.)	Earnings per share
For the year ended March 31, 2020:
Ordinary Shares
Basic net earnings/(loss) per share	Rs.	(97,199.1)	2,952,353,090	Rs.	(32.9)
	US$	(1,284.7)		US$	(0.4)
Effect of shares kept in abeyance	Rs.	#	#	Rs.	#
	US$	#		US$	#
Diluted earnings/(loss) per share	Rs.	(97,199.1)	2,952,353,090	Rs.	(32.9)
	US$	(1,284.7)		US$	(0.4)
‘A’ Ordinary Shares
Basic net earnings/(loss) per share	Rs.	(16,741.2)	508,502,473	Rs.	(32.9)
	US$	(221.3)		US$	(0.4)
Effect of shares kept in abeyance	Rs.	#	#	Rs.	#
	US$	#		US$	#
Diluted earnings/(loss) per share	Rs.	(16,741.2)	508,502,473	Rs.	(32.9)
	US$	(221.3)		US$	(0.4)
For the year ended March 31, 2019:
Ordinary Shares
Basic net earnings/(loss) per share	Rs.	(249,246.9)	2,887,348,474	Rs.	(86.3)
Effect of shares kept in abeyance	Rs.	#	#	Rs.	#
Diluted earnings/(loss) per share	Rs.	(249,246.9)	2,887,348,474	Rs.	(86.3)
‘A’ Ordinary Shares
Basic net earnings/(loss) per share	Rs.	(43,895.8)	508,502,371	Rs.	(86.3)
Effect of shares kept in abeyance	Rs.	#	#	Rs.	#
Diluted earnings/(loss) per share	Rs.	(43,895.8)	508,502,371	Rs.	(86.3)
For the year ended March 31, 2018:
Ordinary Shares
Basic net earnings/(loss) per share	Rs.	55,258.1	2,887,348,357	Rs.	19.1
Effect of shares kept in abeyance	Rs.	(2.4)	494,469	Rs.	(4.9)
Diluted earnings/(loss) per share	Rs.	55,255.7	2,887,842,826	Rs.	19.1
‘A’ Ordinary Shares
Basic net earnings/(loss) per share	Rs.	9,782.6	508,502,336	Rs.	19.2
Effect of shares kept in abeyance	Rs.	2.4	233,774	Rs.	10.3
Diluted earnings/(loss) per share	Rs.	9,785.0	508,736,110	Rs.	19.2

‘A’ Ordinary shareholders are entitled to receive dividend at 5 percentage points more than the aggregate rate of dividend determined by the Company on Ordinary shares for the financial year.

#	Since there is a loss for the years ended March 31, 2020 and 2019 potential equity shares are not considered as dilutive and hence Diluted EPS is same as Basic EPS.

43.	Held for sale assets and liabilities

As at March 31, 2020, certain assets of the Company related to defence business are classified as “Held for Sale” as they meet the criteria laid out under IFRS.

The below table outlines various assets and liabilities classifed as held for sale.

	As at March 31,
	2020		2020	2019
	(In millions)
Property, plant and equipment	US$	0.7	Rs. 45.0	Rs. 11.4
Intangible assets		29.1	1,899.3	1,611.0

Total assets	US$	29.8	Rs.1,944.3	Rs.1,622.4

44.	Assets written off / loss on sale of assets and others (net)

The Company has written off certain property, plant and equipment and intangible assets amounting to Rs.1,999.3 million, Rs. 6,784.5 million and Rs. 27,312.2 million for the years ended March 31, 2020, 2019 and 2018 and recorded a loss/(profit) on sale of assets of Rs. 1,132.6 million, Rs.6,402.2 million and Rs. 1,836.4 million for the years ended March 31, 2020, 2019 and 2018.

45.

Tata Motors Limited (“Parent Company”) – condensed financial information as to financial position, cash flows and results of operations has not been provided, as per the requirements of Rule 12-04 (a) of Regulation S-X, because restricted net assets of the consolidated subsidiaries does not exceed 25% of the consolidated net assets as at March 31, 2020. As at March 31, 2020 and 2019, Rs. 115,515.2 million and Rs. 127,705.6 million, respectively, of restricted assets were not available for distribution.

46.	Subsequent event

a) Performance of the Company during the quarter ended June 30, 2020

The performance in the quarter ended June 30, 2020, has been significantly weaker in both JLR and TML with the full impact of lockdowns being reflected in the results. The Company’s global wholesales in this quarter, including Jaguar Land Rover, were at 91,594 nos., lower by 64%, as compared to the quarter ended June 30, 2019. Of this, global wholesales of all commercial vehicles (including Tata Daewoo range) during this quarter were at 11,598 nos., lower by 89%, over the same quarter of the previous year. Further, the global wholesales of all passenger vehicles in this quarter were at 79,996 nos., lower by 49% as compared to same quarter of the previous year. Accordingly, revenue and profitability for the quarter ended June 30, 2020 has been impacted showing a downward trend as below.

	For the quarter ended June 30,
	2020		2020	2019	Change %
	(In millions)
Revenue*	US$	4,226.9	Rs.319,830.6	Rs.614,669.9	-48%
Profit/(loss) before tax*		(817.3)	(61,837.3)	(32,381.8)	91%
Profit/(loss) after tax*	US$	(1,116.0)	Rs.(84,439.8)	Rs.(36,796.6)	129%

* as per Form 6-K filed for the quarter ended June 30, 2020

The Company has also resumed operations in all its plants across the world. Recently, over 98% of Jaguar Land Rover retailer sites are open either fully or partially, while over 90% of Tata Motors retailer sites have reopened.

b) Fund raising and liquidity updates –

i)	In May 2020, Tata Motors Ltd has issued Rs. 10,000 million, 8.80% Secured rated listed redeemable non-convertible debentures due 2023.

ii)	In June 2020, Jaguar Land Rover signed and drawn a three year syndicated revolving loan facility for RMB 5 billion (Rs.52,379.4 million) in China.

iii)	In June 2020, Tata Motors Ltd has taken a secured term loan of Rs. 30,000 million from a financial institution at an interest rate of 8.5% per annum with maturity ranging from June 2022 to June 2026.

iv)

In July, 2020, TML Holdings Pte Ltd has refinanced the GBP 190 million (Rs.17,631.7 million) loan with credit enhanced notes due 2023 and loan with tenor of 5 years from Bank of Baroda and State Bank of India, respectively.

47.	We had the following subsidiaries as at March 31, 2020:

Sr. No.	Name of the Subsidiary Company	Country of incorporation	% of Equity Shareholding
	(A) DIRECT SUBSIDIARIES
1	TML Business Services Limited [formerly known as Concorde Motors (India) Limited]	India	100.00
2	Tata Motors European Technical Centre PLC	UK	100.00
3	Tata Motors Insurance Broking and Advisory Services Limited	India	100.00
4	TMF Holdings Limited	India	100.00
5	TML Holdings Pte. Limited	Singapore	100.00
6	TML Distribution Company Limited	India	100.00
7	Tata Hispano Motors Carrocera S.A.	Spain	100.00
8	Tata Hispano Motors Carrocerries Maghreb SA	Morocco	100.00
9	Trilix S.r.l.	Italy	100.00
10	Tata Precision Industries Pte. Limited	Singapore	78.39
11	Tata Technologies Limited	India	72.48
12	Tata Marcopolo Motors Limited	India	51.00
13	Brabo Robotics and Automation Limited (Incorporated w.e.f July 17, 2019)	India	100.00
	(B) INDIRECT SUBSIDIARIES
	(i) Subsidiaries of TML Holdings Pte. Ltd.
14	Tata Daewoo Commercial Vehicle Company Limited	South Korea	100.00
15	Tata Daewoo Commercial Vehicle Sales and Distribution Company Limited	South Korea	100.00
16	Tata Motors (Thailand) Limited	Thailand	97.17
17	Tata Motors (SA) (Proprietary) Limited	South Africa	60.00
18	PT Tata Motors Indonesia	Indonesia	100.00
19	PT Tata Motors Distribusi Indonesia	Indonesia	100.00
20	TMNL Motor Services Nigeria Limited	Nigeria	100.00
21	Jaguar Land Rover Automotive Plc	UK	100.00
	(ii) Subsidiaries of Jaguar Land Rover Automotive Plc
22	Jaguar Land Rover Holdings Limited	UK	100.00
	(iii) Subsidiaries of Jaguar Land Rover Holdings Limited
23	Jaguar Land Rover Limited	UK	100.00
24	Jaguar Land Rover Austria GmbH	Austria	100.00
25	Jaguar Land Rover Japan Limited	Japan	100.00
26	JLR Nominee Company Limited	UK	100.00
27	Jaguar Land Rover Deutschland GmbH	Germany	100.00
28	Jaguar Land Rover Classic Deutschland GmbH	Germany	100.00
29	Jaguar Land Rover North America LLC	USA	100.00
30	Jaguar Land Rover Nederland BV	Netherlands	100.00
31	Jaguar Land Rover Portugal - Veículos e Peças, Lda.	Portugal	100.00
32	Jaguar Land Rover Australia Pty Limited	Australia	100.00
33	Jaguar Land Rover Italia Spa	Italy	100.00
34	Jaguar Land Rover Korea Company Limited	South Korea	100.00
35	Jaguar Land Rover (China) Investment Co. Limited	China	100.00

Sr. No.	Name of the Subsidiary Company	Country of incorporation	% of Equity Shareholding
36	Jaguar Land Rover Canada ULC	Canada	100.00
37	Jaguar Land Rover France, SAS	France	100.00
38	Jaguar Land Rover (South Africa) (Pty) Limited	South Africa	100.00
39	Jaguar e Land Rover Brasil Indústria e Comércio de Veículos LTDA	Brazil	100.00
40	Limited Liability Company “Jaguar Land Rover” (Russia)	Russia	100.00
41	Jaguar Land Rover (South Africa) Holdings Limited	South Africa	100.00
42	Jaguar Land Rover India Limited	India	100.00
43	Jaguar Land Rover Espana SL	Spain	100.00
44	Jaguar Land Rover Belux NV	Belgium	100.00
45	Jaguar Cars South Africa (Pty) Limited	South Africa	100.00
46	Jaguar Cars Limited	UK	100.00
47	Land Rover Exports Limited	UK	100.00
48	Land Rover Ireland Limited	Ireland	100.00
49	The Daimler Motor Company Limited	UK	100.00
50	Daimler Transport Vehicles Limited	UK	100.00
51	S.S. Cars Limited	UK	100.00
52	The Lanchester Motor Company Limited	UK	100.00
53	Shanghai Jaguar Land Rover Automotive Services Company Limited	China	100.00
54	Jaguar Land Rover Pension Trustees Limited	UK	100.00
55	Jaguar Land Rover Slovakia s.r.o	Slovakia	100.00
56	Jaguar Land Rover Singapore Pte. Ltd.	Singapore	100.00
57	Jaguar Racing Limited	UK	100.00
58	InMotion Ventures Limited	UK	100.00
59	Lenny Insurance Limited (Formerly known as InMotion Ventures 1 Limited)	UK	100.00
60	InMotion Ventures 2 Limited	UK	100.00
61	InMotion Ventures 3 Limited	UK	100.00
62	InMotion Ventures 4 Limited	UK	100.00
63	Jaguar Land Rover Colombia S.A.S	Columbia	100.00
64	Jaguar Land Rover Ireland (Services) Limited	Ireland	100.00
65	Jaguar Land Rover Taiwan Company Limited	Taiwan	100.00
66	Jaguar Land Rover Servicios México, S.A. de C.V.	Mexico	100.00
67	Jaguar Land Rover México, S.A.P.I. de C.V.	Mexico	100.00
68	Jaguar Land Rover Hungary KFT	Hungary	100.00
69	Jaguar Land Rover Classic USA LLC	USA	100.00
70	Jaguar Land Rover Ventures Limited (Incorporated w.e.f. May 16, 2019)	UK	100.00
71	Bowler Motors Limited (formerly known as Jaguar Land Rover Auto Ventures Limited)	UK	100.00
72	Jaguar Land Rover (Ningbo) Trading Co. Limited (Incorporated w.e.f. November 4, 2019)	China	100.00
73	Spark44 (JV) Limited	UK	50.50
	(iv) Subsidiaries of Spark44 (JV) Limited
74	Spark44 Pty. Ltd.	Australia	50.50
75	Spark44 GmbH	Germany	50.50
76	Spark44 LLC	USA	50.50
77	Spark44 Shanghai Limited	China	50.50
78	Spark44 DMCC	UAE	50.50
79	Spark44 Demand Creation Partners Pvt. Limited	India	50.50
80	Spark44 Limited	UK	50.50
81	Spark44 Singapore Pte. Ltd.	Singapore	50.50
82	Spark44 Communications SL	Spain	50.50

Sr. No.	Name of the Subsidiary Company	Country of incorporation	% of Equity Shareholding
83	Spark44 S.r.l.	Italy	50.50
84	Spark44 Seoul Limited	Korea	50.50
85	Spark44 Japan K.K.	Japan	50.50
86	Spark44 Canada Inc	Canada	50.50
87	Spark44 Pty. Limited	South Africa	50.50
88	Spark44 Colombia S.A.S.	Columbia	50.50
89	Spark44 Taiwan Limited	Taiwan	50.50
	(v) Subsidiaries of Tata Technologies Limited
90	Tata Technologies Pte Limited	Singapore	72.48
91	Tata Technologies (Thailand) Limited	Thailand	72.48
92	Tata Manufacturing Technologies (Shanghai) Limited	China	72.48
93	INCAT International Plc.	UK	72.48
94	INCAT GmbH	Germany	72.48
95	Tata Technologies Europe Limited	UK	72.48
96	Escenda Engineering AB	Sweden	72.48
97	Tata Technologies Inc.	USA	72.48
98	Tata Technologies de Mexico, S.A. de C.V.	Mexico	72.48
99	Cambric GmbH	Germany	72.48
100	Cambric Limited	USA	72.48
101	Tata Technologies SRL Romania	Romania	72.48
	(vi) Subsidiaries of TMF Holdings Ltd.
102	Tata Motors Finance Solutions Limited	India	100.00
103	Tata Motors Finance Limited	India	100.00