Form 20-F
period 2021-03-31
TATA MOTORS LTD/FI
filed 2021-06-28
CIK 926042

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended March 31, 2021

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

“A” Ordinary Shares, par value Rs.2 per share

(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: 3,320,307,765 Ordinary Shares and 508,502,896 “A” Ordinary Shares, including 353,715,165 Ordinary Shares represented by 70,738,981 American Depositary Shares (“ADSs”), outstanding as of March 31, 2021. Each ADS represents five (5) Ordinary Shares as of March 31, 2021.

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

*	Not for trading, but only in connection with listed American Depositary Shares, each representing five (5) Ordinary Shares.

[1]	The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

In this annual report on Form 20-F, each of the following terms has the meaning ascribed to it below:

•	“ADR” means an American Depositary Receipt evidencing one or more ADSs;

•	“BSIV” means Bharat Stage IV, a Bharat stage emission standard instituted by the Government of India;

•	“BSVI” means Bharat Stage VI, a Bharat stage emission standard instituted by the Government of India;

•	“CNG” refers to compressed natural gas;

•	“Commercial Vehicles” or “CVs” means vehicles in the commercial vehicle segment, including SCV & Pickups, MHCVs, ILCVs and CV Passenger Vehicles;

•	“Companies Act” refers to the Indian Companies Act, 2013, as amended from time to time, unless stated otherwise;

•	“Company” refers to Tata Motors Limited;

•	“Core auto entities” means investment in equity accounted investees related to the automotive sector of the Company;

•	“Crores” refers to ten million Rs;

•	“CV Passenger Vehicles” means commercial Passenger Vehicles, which are passenger carriers in the Commercial Vehicle segment;

•

“Earnings Before Other Income, Interest and Tax” is a non-IFRS measure and means earnings before share of profit/(loss) of equity accounted investees (net), Loss/(gains) on sale/write-off of assets and others (net), other income/(loss) (net), foreign exchange gains/(loss) (net), interest income, interest expense and Income tax (expense)/credit;

•	“Euro”, “EUR” and “€” mean the currency issued by the European Central Bank;

•	“Fiscal” means our fiscal year ending on March 31 of that year;

•

“Free Cash Flow” is a non-IFRS measure that equals cash flow from operating activities, less payment for property, plants and equipment and intangible assets, add proceeds from sale of property, plant and equipment, less interest paid, add interest received, add dividend from equity accounted investees of core auto entities and less investment in equity accounted investees of core auto entities;

•	“GBP” means the British pound, the lawful currency of the United Kingdom;

•	“GVW” means gross vehicle weight;

•	“IFRS” means the International Financial Reporting Standards and its interpretations as issued by the International Accounting Standards Board;

•	“ILCVs” means intermediate and light Commercial Vehicles, which are vehicles that have a GVW between 3.5 metric tons and 12 metric tons;

•	“Ind AS” means the Indian Accounting Standards;

•	“Indian GAAP” means the accounting principles generally accepted in India;

•	“Indian rupees” and “Rs.” mean the lawful currency of India;

•	“JLR” means Jaguar Land Rover;

•	“Korean won” means the lawful currency of South Korea;

•	“Lakhs” refers to one hundred thousand Rs;

•	“Liters” means the measurement equivalent to 61.02 cubic inches of volume, or approximately 1.057 U.S. quarts of liquid measure;

•	“LPG” refers to liquified petroleum gas;

•	“Metric tons” or “tons” is a measurement equal to 1,000 kilograms or approximately 2,200 pounds;

•	“MHCVs” means medium and heavy Commercial Vehicles, which are vehicles that have a GVW of over 12 metric tons;

•	“Millimeters” or “mm” means the measurement equal to 1/1000 of a meter. A meter is equal to approximately 39.37 inches and a millimeter is equal to approximately 0.039 inch;

•	“Passenger Cars” means vehicles that have a seating capacity of up to five persons, including the driver, that are further classified into the following market categories:

•	Compact — length between 3,600 mm and 4,000 mm;

•	Executive — length between 4,500 mm and 4,700 mm;

•	Luxury — length above 5,000 mm;

•	Micro — length up to 3,200 mm;

•	Mid-size — length between 4,250 mm and 4,500 mm;

•	Mini — length between 3,200 mm and 3,600 mm;

•	Premium — length between 4,700 mm and 5,000 mm; and

•	Super Compact — length between 4,000 mm and 4,250 mm;

i

•	“Passenger Vehicles” means Passenger Cars or Utility Vehicles;

•

“Ratio of Net Debt to Shareholders’ Equity” is a non-IFRS measure calculated as (total debt less cash and cash equivalents and mutual fund current portion) divided by equity (including non-controlling interest);

•	“Revenue” means the total revenue net of excise duty unless stated otherwise;

•	“RMB” and “Chinese Renminbi” mean the lawful currency of the People’s Republic of China;

•	“Russian Ruble” means the lawful currency of Russia;

•	“SCV” means small Commercial Vehicles;

•	“SG$” means the Singapore dollar, the lawful currency of Singapore;

•	“Shares” means the Ordinary Shares and the “A” Ordinary Shares of Tata Motors Limited, unless stated otherwise;

•	“Small Commercial Vehicles & Pickups” or “SCVs & Pick Ups” means vehicles that have a GVW of up to 3.5 tons;

•	“SUV” means sports utility vehicle;

•	“TML” refers to Tata Motors Limited, the parent company;

•	“UK” and “United Kingdom” mean the United Kingdom of Great Britain and Northern Ireland; and

•	“Utility Vehicles” or “UVs” means vehicles that have a seating capacity of five to ten persons, including the driver, which includes SUVs, multi-purpose vehicles and vans.

In addition to the terms defined above:

•	References to “we”, “our”, “us” and “Tata Motors Group” are to Tata Motors Limited and its consolidated subsidiaries, except as the context otherwise requires;

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

Information regarding important factors that could cause actual results to differ materially from those in our forward-looking statements appear in a number of places in this annual report on Form 20-F and the documents incorporated by reference into this annual report on Form 20-F, and include, but are not limited to:

•	deterioration or uncertainty in global economic conditions, or in the regions in which we operate;

•	the magnitude and the duration of economic disruption as a result of the worldwide COVID-19 pandemic;

•	write-offs and impairment of tangible and intangible assets;

•	disruptions to our supply chains and shortages of essential raw materials;

•	increases in commodities and input prices;

•	intensifying competition in the automotive industry;

•	a significant reliance on key markets by TML and JLR;

•	our ability to satisfy changing customer demands by offering innovative products in a timely manner and maintaining product competitiveness and quality;

•	our ability to effectively implement or manage our growth strategy to deliver competitive business efficiency;

•	liquidity risks, including risks related to changes in our credit ratings;

•	the level of regulation of our production facilities and our ability to comply with such regulations and address liabilities under environmental, health and safety laws and regulations;

•	risks associated with the automobile financing business;

•	deterioration in the performance of any of our subsidiaries, joint ventures or affiliates;

•	risks associated with product liability, warranties and recalls;

•	fluctuations in the exchange rates and interest rates and hedging arrangements;

•	changes or uncertainties in respect of LIBOR and SONIA;

•	potential changes to our business through mergers, acquisitions and divestments;

•	our ability to successfully grow our business through capital investments;

•	the evolution of the electric vehicle market and related opportunities;

•	climate change-related risks;

•	the performance of our distribution channels;

•	demand for premium performance cars and all-terrain vehicles;

•	changes in retail consumers’ purchasing power, consumer confidence or corporate customers’ financial condition and willingness to invest in our products;

•	labor unrest;

•	operational risks, including cybersecurity risks;

•	the loss of key personnel;

•	political instability, wars, terrorism, multinational conflicts, natural disasters, and epidemics;

•	the seasonality of our business;

•	the terms of our financing arrangements;

•	our future pension payment obligations;

•	the loss of any of our confidential information;

•	the actions of activist shareholders;

•	our licensing arrangements with Tata Sons Private Limited to use the “Tata” brand;

•	our ability to protect our intellectual property;

•	our compliance with the European General Data Protection Regulation;

•	the safety of lithium-ion battery cells used on some of our vehicles;

•	the effectiveness of our internal control measures;

•	the adequacy of our insurance coverage; and

•	other factors beyond our control.

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

Non-IFRS Measures

We use the following non-IFRS performance indicators to monitor financial performance:

Earnings Before Other Income, Interest and Tax

Earnings Before Other Income, Interest and Tax is earnings before share of profit/(loss) of equity accounted investees (net), Loss/(gains) on sale/write-off of assets and others (net), other income/(loss) (net), foreign exchange gains/(loss) (net), interest income, interest expense and income tax (expense)/credit. It is monitored by management for the purpose of performance of income earned by our operations. Earnings Before Other Income, Interest and Tax is presented because management believes this represents the earnings earned by the business of the Company. Reconciliation of our consolidated Earnings Before Other Income, Interest and Tax to our consolidated net income is provided in Item 5.A “Operating and Financial Review and Prospects—Operating Results—Overview.”

Free Cash Flow

Free Cash Flow is measured as cash flow from operating activities, less payments for property, plants and equipment and intangible assets, add proceeds from sale of property, plant and equipment, less interest paid, add interest received, add dividend from equity accounted investees of core auto entities and less investment in equity accounted investees of core auto entities. It is monitored by management for the purpose of quantifying ongoing needs for investments in plants and machinery, products and technologies. Free Cash Flow is presented because management believes this provides investors with a relevant measure of cash available to address our debts, pay dividends and fund capital expenditures and other strategic initiatives. In Fiscal 2021, we changed the definition of Free Cash Flow to better align with other OEMs based on external benchmarking. Reconciliation of our Free Cash Flow to cash flow from operating activities is provided in Item 5.A “Operating and Financial Review and Prospects—Operating Results—Overview.”

Ratio of Net Debt to Shareholders’ Equity

Ratio of Net Debt to Shareholders’ Equity is measured as (total debt less cash and cash equivalent and mutual funds—current) divided by equity (including non-controlling interest). It is monitored by management because it helps assess our debt commitments. Ratio of Net Debt to Shareholders’ Equity is presented because management believes it is a relevant financial measure for investors to understand the leverage employed in our operations and of our ability to obtain financing. Calculation of our Ratio of Net Debt to Shareholders’ Equity is provided in Exhibit 7.1 to this annual report on Form 20-F.

The non-IFRS measures used herein should not be considered in isolation and are not measures of our financial performance or liquidity under IFRS. They may not be indicative of our results of operations, and should not be construed as alternatives for any IFRS measures. Additionally, the non-IFRS measures may not be comparable to other similarly titled measures used by other companies.

Exchange Rate Information

For convenience, some of the financial amounts presented in this annual report on Form 20-F have been translated from Indian rupees into U.S. dollars at the rate of Rs.73.11 to US$1.00, based on the rate in the city of Mumbai as published by the Foreign Exchange Dealers’ Association of India on March 31, 2021.

v

PART I

Item 1.	Identity of Directors, Senior Management and Advisers

A. Directors and Senior Management

Not applicable.

B. Advisers

Not applicable.

C. Auditors

Not applicable.

Item 2.	Offer Statistics and Expected Timetable

A. Offer Statistics

Not applicable.

B. Method and Expected Timetable

Not applicable.

Item 3.	Key Information

A. Selected Financial Data

Please see Item 5.A “Operating and Financial Review and Prospects—Operating Results” for financial information.

B. Capitalization and Indebtedness

Not applicable.

C. Reasons for the Offer and Use of Proceeds

Not applicable.

D. Risk Factors

This section describes the risks that we currently believe may materially affect our business, financial condition and results of operations. The factors below should be considered in connection with any forward-looking statements in this annual report on Form 20-F. See “Cautionary Note Regarding Forward-looking Statements” on page ii of this annual report on Form 20-F for more information. Although we will make reasonable efforts to mitigate or minimize these risks, one or more of a combination of these risks could materially and adversely impact our business, revenues, sales, net assets, financial condition, results of operations, liquidity, capital resources and prospects.

Risks Associated with Our Business and the Automotive Industry

Deterioration or uncertainty in global economic conditions could have a material adverse impact on our business, sales and results of operations.

The automotive industry could be materially affected by the general economic conditions and developments in India and around the world and investors’ reaction to such conditions and developments.

The automotive industry, in general, is cyclical, and economic slowdowns in recent years have affected the manufacturing sector in India, including the automotive and related industries. Deterioration of key economic metrics, such as the growth rate, interest rates and inflation, reduced availability of competitive financing rates for vehicles, implementation of burdensome environmental and tax policies, work stoppages and increase in freight rates and fuel prices could materially and adversely affect our automotive sales and results of operations. Deterioration in key economic metrics in countries where we have sales operations may result in a decrease in demand for our automobiles, which, in turn, cause automobile prices and manufacturing capacity utilization rates to fall.

We are a global organization and are therefore vulnerable to shifts in global trade and economic policies and outlook. Policies that result in countries withdrawing from trade pacts, increasing protectionism and undermining free trade could substantially affect our ability to operate as a global business. Additionally, negative sentiment towards foreign companies among our overseas customers and employees could adversely affect our sales as well as our ability to hire and retain talented people. A negative shift in either policies or sentiment with respect to global trade and foreign businesses could have a material adverse effect on our business, prospects, results of operations and financial condition.

In the event global economic recovery is slower than expected, or if there is any significant financial disruption, this could have a material adverse effect on our cost of funding, portfolio of financing loans, business, prospects, results of operations, financial condition and the trading price of the Company’s Shares and ADSs.

In July 2020, the United States-Mexico-Canada Agreement came into force. Potential governmental actions related to tariffs or international trade agreements have the potential to adversely impact demand for our products, our costs, customers, suppliers and/or the North American economy or world economy or certain sectors thereof and, thus, our business.

Our Jaguar Land Rover business has significant operations in the United Kingdom, North America, continental Europe and China, as well as sales operations in markets across the globe. If automotive demand softens because of lower or negative economic growth in key markets or due to other factors, Jaguar Land Rover’s business, prospects, financial condition and results of operations could be materially and adversely affected as a result. In addition, there is uncertainty as to whether changes to laws and policies governing international trade, tariffs and duties on foreign vehicle imports will be introduced, which could have a material adverse effect on Jaguar Land Rover’s financial condition and results of operations.

We have been, and may in the future be, adversely affected by the COVID-19 pandemic, the duration and economic, governmental and social impact of which is difficult to predict, and which may materially harm our business, prospects, financial condition and results of operations.

The COVID-19 pandemic and associated efforts to contain the spread of the disease have caused significant disruption, volatility and uncertainty in the global economy, including the automotive industry, and it is difficult to predict with certainty the full impact of the COVID-19 pandemic on our business, financial condition and results of operations.

Our operations have been impacted as a result of the COVID-19 pandemic. At various times over the course of Fiscal 2021, the Company and Jaguar Land Rover enacted temporary plant shutdowns and implemented work-from-home protocols for employees who were able to work remotely in various jurisdictions, including India and the United Kingdom, to ensure public safety and to comply with government guidelines in various geographies. These shutdowns have caused and could continue to cause disruptions in our business and have negative effects on our cash flows primarily because our operations generate less revenue during shutdowns while continuing to incur costs. In recent months, there has been a significant resurgence in COVID-19 cases in India. In order to curb the spread of infections, several states have imposed varying levels of travel restrictions, lockdowns of cities and wider provinces, business closures and strict social distancing measures. These new measures have already caused disruption to our manufacturing operations in India. For example, localized lockdowns have temporarily impacted supply chain, while, in certain areas, dealerships have been closed. As a result of the COVID-19 pandemic, our sales volumes for our Indian business decreased by 41% and 63% in April and May 2021, respectively, compared to March 2021 levels. We expect a weaker first quarter Fiscal 2022 for our Indian business and expect sequential recovery during the year as the COVID-19 pandemic subsides and COVID-19 pandemic-related restrictions are gradually eased. While there have been short-term challenges in demand as a result of the COVID-19 pandemic and we anticipate recovery as economy unlocks, our passenger segment (buses) in Commercial Vehicles has been severely impacted with industry sales volumes reducing by more than 75% in Fiscal 2021. There is a risk that this segment may take longer to show signs of recovery, as schools and educational centers may take longer to reopen or return to pre-pandemic attendance levels, and an increasing number of office workplaces are extending work-from-home arrangements or other flexible work arrangements.

In addition, the COVID-19 pandemic is also having an impact on the health and well-being of our employees and some of our employees have lost their lives as a result of the pandemic. This could affect the morale and well-being of our employees and we may be compelled to provide additional support to the families of those people who have lost their lives. For instance, we have continued our policy of making one-time payments representing 20 months of basic salary (i.e., total monthly fixed pay excluding allowances and perquisites) and a monthly allowance representing 50% of the basic salary until superannuation to the families of employees who lost their lives due to COVID-19. The Company has revised this policy in June 2021 and for white collar employees, a monthly allowance of 30% of total fixed payment is being done instead on 50% of the basic salary. For blue collar employees, Tata Motors Limited will be providing education assistance to the children of such employees. These policies has been revised retrospectively w.e.f. April 1, 2020. We also provide medical insurance to the dependants of employees till employee’s date of superannuation. We have initiated vaccination drive for our employees and dependent family members. In addition, we have announced payments to temporary (contractual) workforce during periods of lockdown and, in the case of employees diagnosed with COVID-19, we are granting special leave. While we have been engaging with the Unions and workmen on an ongoing basis and they have been very collaborative during these challenging times, we may face challenges in our industrial relations relating to the employee matters relating to the COVID-19 pandemic and the uncertainties involved.

As of the date of this annual report on Form 20-F, while there have been disruptions as a result of the COVID-19 pandemic and semiconductor shortages, we are managing the situation dynamically and plants are functioning with rigorous and clearly defined health and safety protocols. In addition, as a result of the restrictions imposed by governments in affected countries and negative consumers’ reaction to the COVID-19 pandemic in general, during the course of Fiscal 2021 and, more recently, in India following the surge in COVID-19 cases since March 2021, showroom attendance at our dealers dropped significantly and many dealers temporarily ceased operations, thereby reducing demand for our products. As of the date of this annual report on Form 20-F, over 91% of Jaguar Land Rover retailer sites are either fully or partially open and continue to operate a click and delivery service to enable outgoing sales, while over 30% of Tata Motors retailer sites have reopened.

The supply arrangements for raw materials have been, and may continue to be, impacted as a result of the COVID-19 pandemic. We may be compelled to provide additional support for our suppliers as a result of the COVID-19 pandemic.

Our financial condition and results have also been affected as a result of the COVID-19 pandemic. As part of our mitigating actions, we implemented rigorous cost and capital expenditure control measures for our Indian business and achieved cumulative cash and cost savings of Rs.93,000 million against targets of Rs.60,000 million in Fiscal 2021 (based on analytically derived unaudited estimates comprising savings of Rs. 26,000 million in investment spending, Rs. 45,000 million in working capital and Rs. 22,000 million in cost and profits against targets of Rs. 30,000 million, Rs. 15,000 million and Rs. 15,000 million, respectively). We continue to monitor the evolving COVID-19 pandemic situation in India and undertake necessary steps for the rationalisation of Capital expenditure and implementation of further cash improvement measures. Tata Motors Limited’s total product and other investment spending is expected to be in the range of Rs. 35,000 million in Fiscal 2022. JLR’s focus has been on conserving cash and prioritizing capital expenditure on key products. As part of Jaguar Land Rover’s Project Charge and Charge+ programs, GBP2.5 billion of cost and cash efficiencies (based on analytically derived unaudited estimates comprising of GBP0.4 billion in working capital, GBP1.0 billion in investment and GBP1.1 billion in cost and profits) were achieved in Fiscal 2021, leading to cumulative savings of GBP6 billion (based on analytically derived unaudited estimates comprising of GBP1.0 billion in working capital, GBP2.9 billion in investment and GBP2.1 billion in cost and profits) over the duration of the Charge and Charge + programs from Fiscal 2019 to Fiscal 2021. Capital expenditure guidance for JLR in Fiscal 2022 is around GBP2.5 billion with the refocus transformation program announced under the Reimagine strategy expected to continue to maintain the financial discipline successfully deployed previously under Project Charge and Charge+. See Item 4.B “Information on the Company—Business Overview—Our Strategy—Jaguar Land Rover’s Reimagine strategy” for more information.

Further, the COVID-19 pandemic and the resulting business disruptions in several jurisdictions where we operate had and may continue to have a material adverse impact on our operations, liquidity, business, financial conditions and/or credit ratings (see Item 5.B “Operating and Financial Review and Prospects—Liquidity and Capital Resources—Principal Sources of Funding Liquidity” for further information). Any future impact on our business may take some time to materialize and certain levels of disruption are expected for Fiscal 2022.

Even after the COVID-19 pandemic subsides, we may continue to face uncertainties regarding the potential impact of variants of COVID-19 and sustainability of any economic recovery in the jurisdictions in which we operate, as well as experience an adverse impact to our business as a result of its global economic impact, including any recession that has occurred or may occur. Specifically, difficult macroeconomic conditions, such as decreases in per capita income and level of disposable income, increased and prolonged unemployment or a decline in consumer confidence as a result of the COVID-19 pandemic, could have a continuing adverse effect on demand for our products, as well as limit or significantly reduce points of access to such products.

Write-offs and impairment of tangible and intangible assets may have a material adverse effect on our results of operations.

Designing, manufacturing and selling vehicles is capital intensive and requires substantial investments in tangible and intangible assets such as research and development, product design and engineering technology. We review the value of our tangible and intangible assets to assess, on an annual basis or trigger events basis, whether the carrying amount for an asset is less than the recoverable amount for that asset. Such reviews are based on underlying cash-generating units (“CGUs”) (such as Commercial Vehicles, Passenger Vehicles, Jaguar Land Rover and Vehicle Financing), either based on value in use (“VIU”) or fair value less cost of disposal of an asset. As a result of shifting focus to the Reimagine strategy announced by our Jaguar Land Rover business in February 2021 a total of GBP1,486 million (Rs.149,943 million) was recorded in the fourth quarter of Fiscal 2021 comprising of non-cash write-downs of GBP952 million (Rs.96,061 million) for previously planned products (capitalized as property, plant and equipment and intangible assets) that will not be completed and GBP534 million (Rs.53,882 million) of other restructuring costs. See Item 4.B “Information on the Company—Business Overview—Our Strategy—Jaguar Land Rover’s Reimagine strategy” for more information. We may bear further impairment losses in the future if the carrying amount of tangible and intangible assets exceeds the recoverable amount, which could have a material adverse effect on our business, prospects, financial condition and results of operations.

Disruptions to our supply chains and shortages of essential raw materials may adversely affect our production and results of operations.

We rely on third parties to source raw materials, parts and components used in the manufacture of our products. At the local level, we rely on smaller enterprises where the risk of insolvency is greater. In addition, for some parts and components, we are dependent on a single source. Our ability to procure supplies in a cost-effective and timely manner or at all is subject to various factors, some of which are not within our control. Furthermore, there is a risk that manufacturing capacity does not meet the sales demand, thereby compromising our business performance. Given the time frames and investments required for any adjustment to the supply chain, there is no near-term remedy for such a risk. While we manage our supply chain as part of our supplier management process, any significant problems or shortages of essential raw materials in the future could adversely affect our results of operations.

The ongoing COVID-19 pandemic may lead to further disruptions in the supply chains in India and globally. Our suppliers of critical components are located across the world and some of them have declared provisions related to force majeure under relevant contracts. Thus, we expect disruptions, at uncertain frequencies, in operations at our global and Indian tier 1, 2 and 3 suppliers, leading to inconsistent supplies.

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

We may be compelled to provide additional support for our suppliers as a result of the COVID-19 pandemic. We are working closely with our suppliers to monitor the risks by, among other matters, defining inventory maintenance norms, building safety stocks, exploring localization options and exploring alternative sources.

Deterioration in automobile demand and lack of access to sufficient financial arrangements for our supply chain could impair the timely availability of components to our business. In addition, if one or more of the other global automotive manufacturers were to become insolvent, this would have an adverse impact on the supply chains and may further adversely affect our results of operations. Jaguar Land Rover is also exposed to supply chain risks relating to lithium-ion cells, which are critical for its electric vehicle production. Any disruption in the supply of battery cells from such suppliers could disrupt production of our vehicles and delay the rollout of our strategic initiatives, including the Reimagine strategy, which envisions launch of the all-electric Land Rover model in 2024 (see Item 4.B “Information on the Company—Business Overview—Our Strategy—Jaguar Land Rover’s Reimagine strategy” for more information). The severity of this risk is likely to increase as we and other manufacturers expand the production of electric vehicles and the demand for such vehicles increases.

Additionally, many major automotive companies have been experiencing a shortage of semiconductors, used in the production of automobiles, charging stations and other components of electric vehicles. Jaguar Land Rover, like other automotive manufacturers, is currently experiencing COVID-19 pandemic-related supply chain disruptions, including as a result of the global availability of semiconductors, which is having an impact on its production schedules and ability to meet global demand for some of its vehicles. As a result, Jaguar Land Rover has adjusted production schedules for certain vehicles from April 26, 2021, and the manufacturing facilities at Castle Bromwich and Halewood are operating a limited period of non-production until semiconductor supply pressures ease. A prolonged worldwide semiconductor shortage could also impact the production at other plants. Any prolonged shortages in the semiconductor industry could affect Jaguar Land Rover’s business, in particular in the rollout of Jaguar Land Rover’s Reimagine strategic initiative for expansion into electric vehicles which use roughly four to six times the amount of semiconductors used in the average vehicle today. For our Indian business, while the impact on production is relatively muted at present, however, in the event of a prolonged semiconductor shortage, our Indian production could be affected, which would materially affect our business, financial condition and results of operations. Various mitigation steps such as close engagement with semiconductor suppliers, evaluating alternate designs, aligning production and making changes in product configurations are being deployed.

We have also entered into agreements for the purchase of components from certain suppliers. If we procure lower quantities than committed, we may have to record provisions towards such contracts, thereby impacting our financial condition and results of operations.

Increases in commodities and input prices may have a material adverse effect on our results of operations.

We purchase a wide range of raw materials to enable our production operations. In Fiscal 2021 and Fiscal 2020, the consumption of raw materials, components aggregates and purchase of products for sale (including changes in inventory) constituted 63.8% and 64.4%, respectively, of our revenues. Prices of commodity items used in manufacturing automobiles, including steel, aluminum, copper, zinc, rubber, platinum, palladium and rhodium, have become increasingly volatile in recent years. Prices of commodity items such as steel, non-ferrous metals, precious metals, rubber and petroleum products have generally risen in recent years and may significantly rise in the future.

The COVID-19 pandemic has had a significant impact on the supply of precious metals as certain countries where such precious metals are mined had prolonged lockdown. Thereafter increased demand for personal mobility has created supply side constraint for these metals.

In addition, we are exposed to the risk of contraction in the supply, and a corresponding increase in the price of rare earth metals we use in the production of vehicle electronics. Rare earth metal prices and supply remain uncertain. China, which is currently the largest producer of rare earths in the world, has, in the past, limited the export of rare earths from time to time.

If we are unable to find substitutes for such raw materials or pass price increases on to customers by raising prices, or to safeguard the supply of scarce raw materials, our vehicle production, business and results from operations could be materially affected.

We are also exposed to supply chain risks relating to semiconductors and lithium-ion cells which are critical for our electric vehicle production. Any disruption in the supply of auto chips, battery charging systems or battery cells from such suppliers could disrupt production of our vehicles. The severity of this risk is likely to increase as we and other manufacturers increase electric vehicle production.

While we continue to pursue cost-reduction initiatives, an increase in commodity prices and the prices of input materials could severely impact our profitability to the extent such increase cannot be absorbed by the market through price increases and/or could also have a negative impact on demand. For example, in recent months, there has been significant increase in the price of raw materials, especially steel. In addition, because of intense price competition and fixed costs base, we may not be able to adequately address changes in commodity prices even if they are foreseeable.

We manage these risks through the use of fixed supply contracts with tenor up to 12 months and the use of financial derivatives pursuant to a defined hedging policy, where possible (see “—Exchange rate and interest rate fluctuations and hedging arrangements could materially and adversely affect our financial condition and results of operations”). However, these arrangements may not adequately protect us against these risks.

Intensifying competition could materially and adversely affect our business, prospects, financial condition and results of operations.

The global automotive industry is highly competitive, and competition is likely to further intensify, particularly in the premium automotive categories, including from new industry entrants. Some of our competitors based in the European Union may gain a competitive advantage that would enable them to benefit from their access to the European Union single market. There is no assurance that we will be able to compete successfully in the global automotive industry in the future

We also face strong competition in the Indian market from domestic and foreign automobile manufacturers. Improving infrastructure and growth prospects in India, compared to those of other mature markets, have attracted a number of international companies to India, either through joint ventures with local partners or through independently owned operations in India. International competitors may bring with them international experience, global scale, advanced technology and significant financial resources. Consequently, domestic competition is likely to further intensify in the future. We have seen increased competition for our Commercial Vehicles business for several years which has placed some pressure on our market share of the segment. If our share of this market segment is substantially impacted, our business, prospects, financial condition and results of operation may be materially and adversely affected. There is no assurance that we will be able to implement our future strategies in a way that will mitigate the effects of increased competition in the Indian automotive industry.

In addition, if our competitors consolidate or enter into other strategic partnerships or joint ventures, they may be able to achieve greater economies of scale. Some of our competitors have formed such strategic alliances in recent years. If our competitors are able to benefit from the cost savings offered by consolidation or strategic partnerships, our competitiveness could be adversely affected. Further, our growth strategy relies on the expansion of our operations in less mature markets abroad, where we may face significant competition and higher than expected barriers to entry.

A significant reliance on key markets by both TML and Jaguar Land Rover increases the risk of a negative impact from reduced customer demand in those countries.

We rely on certain key markets, including the United Kingdom, China, North America, India and continental Europe, from which we derive a substantial portion of our revenues. A decline in demand for our vehicles in these major markets may significantly impair our business, financial condition and results of operations. For example, adverse public perceptions towards diesel-powered vehicles, resulting from emissions scandals and tax increases on diesel vehicles, have precipitated a sharp fall in diesel vehicle sales, primarily in the United Kingdom and the European Union. In addition, our strategy, which includes new product launches and expansion into growing markets, may not be sufficient to mitigate a decrease in demand for our products in mature markets in the future, which could have a significant adverse impact on our financial performance.

Our future success depends on our ability to satisfy changing customer demands by offering innovative products in a timely manner and maintaining product competitiveness and quality.

New technologies, climate change concerns, increases in fuel prices and certain government regulations have resulted in changes in customer preferences and have encouraged customers to look beyond standard purchasing factors (such as price, design, performance, brand image and features). Customer preferences in certain more mature markets have trended towards smaller and more fuel-efficient or electric and environmentally friendly vehicles. Such consumer preferences could materially affect our ability to sell premium Passenger Cars and large or medium-sized all-terrain vehicles at current or target volume levels, and could have a material adverse effect on our general business activity, net assets, financial position and results of operations.

A shift in consumer demand from SUVs toward compact and mid-size Passenger Cars, whether in response to higher fuel prices or other factors, could adversely affect our profitability. Conversely, if the trend in consumer preferences for SUVs holds, we could face increased competition from other carmakers as they adapt to the market and introduce their own SUV models, which could materially and adversely impact our business, financial condition or results of operations. Our operations may also be significantly affected if we fail to develop, or experience delays in our planned rollout of, fuel-efficient and electric vehicles and certain technologies that reflect changing customer preferences and meet the specific requirements of government regulations. Our competitors may gain significant advantages if they are able to offer products satisfying customer needs or government regulations earlier than we are able to, which could adversely affect our business, prospects, financial condition and results of operations.

Further, there is no assurance that our new models will meet our sales expectations, in which case we may be unable to realize the intended economic benefits of our investments, which would materially affect our business, results of operations and financial condition. In addition, there is a risk that our quality standards can be maintained only by incurring substantial costs for monitoring and quality assurance. A decrease in the quality of our vehicles (or public perception of such a decrease) could damage our image and reputation as a premium automobile manufacturer and materially affect our business, prospects, financial condition and results of operations. Furthermore, non-traditional market participants and/or unexpected disruptive innovations may disrupt the established business model of the industry by introducing new technologies, distribution models and methods of transportation.

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

In addition, product development cycles can be lengthy, and there is no assurance that new designs, including electric and hydrogen propelled vehicles will lead to revenues from vehicle sales, or that we will be able to accurately forecast demand for our vehicles, potentially leading to inefficient use of our production capacity. Additionally, our high proportion of fixed costs, due to our significant investment in property, plants and equipment, further exacerbates the risks associated with incorrectly assessing demand for our vehicles.

If we are unable to effectively implement or manage our growth strategy and strategy to deliver competitive business efficiency, our business, prospects, financial condition and results of operations could be materially and adversely affected.

As part of our growth strategy, we may open new manufacturing, research or engineering facilities, expand existing facilities, add additional product lines or expand our businesses into new geographical markets that feature higher growth potential than many of the more mature automotive markets in developed countries.

While Tata Motors Limited has undertaken robust turnaround actions, its future strategy focuses on accelerating the turnaround and achieving a sustainable transformation by emphasizing strong product development, sales enhancement, reducing costs and achieving bottom line improvement. There are several key actions in progress, including further developing design language, rationalizing supply base and building connected supply chain for better efficiencies, seeking best opportunities to make technology affordable, introducing new features for benefit of customers, driving manufacturing efficiencies, building a strong performance-oriented culture and using data analytics and leveraging on new technologies In February 2021, Jaguar Land Rover also announced the shift in focus to the Reimagine strategy including the introduction of the first all-electric Land Rover vehicle in 2024 followed by a further five Land Rover models with a full battery electric option by 2026. At the same time, Jaguar will emerge as a pure-electric only brand from 2025. The Reimagine strategy also targets the production of more sustainable and fully electric luxury vehicles including the ambitious goal of having a fully electric fleet of luxury vehicles by the end of the decade and 100% of sales from pure battery electric vehicles by 2036, as well as striving toward achieving net zero carbon emissions across its supply chain, among other environmentally driven strategies by 2039 (see Item 4.B “Information on the Company—Business Overview—Our Strategy—Jaguar Land Rover’s Reimagine strategy” for more information). Expanding into electric vehicles with the goal of completely phasing out Jaguar Land Rover’s pure internal combustion engine line of vehicles within the next ten years involves many risks, including rapidly changing consumer preferences and technological advances. The technology surrounding the engines, batteries, and charging times of electric vehicles remains in its initial stages, and as such, it may not grow in the way that we have predicted for our strategic initiatives to be successful. For example, Jaguar Land Rover may not be able to develop sufficiently efficient batteries before its competitors or may not be able to develop sufficiently efficient batteries at all. As with most new technological advances, Jaguar Land Rover may also face competition with dueling software and hardware technologies in electric vehicles, which could lead to the dominance of one product in the market causing the extinction of the other. If Jaguar Land Rover is unable to develop competitive models of electric vehicles or fails to meet its projected timeline, its business, prospects, financial condition and results of operations could be adversely affected. Moreover, rapid technological growth and shifts in consumer demand for the latest product could lead to electric vehicles being replaced by the next class of technologically advanced vehicles sooner than anticipated. If electric vehicles do not become the market standard, or are quickly phased out, Jaguar Land Rover may not recoup costs associated with developing an all-electric fleet of Jaguar Land Rover vehicles.

Additionally, we face a range of risks generally inherent in our business strategies that could adversely affect our ability to achieve these objectives, including, but not limited to: the potential disruption of our business; the uncertainty that we may not be able to meet or anticipate consumer demand; the uncertainty that a new business will achieve anticipated operating results; the difficulty of managing the operations of a larger company; the difficulty of competing for growth opportunities with companies that have greater financial resources than we have; and other similar operational and business risks. More specifically, our international businesses face a range of risks and challenges, including, but not limited to: language barriers, cultural differences, inherent difficulties and delays in contract enforcement and the collection of receivables under the legal systems of foreign countries, the risk of non-tariff barriers, regulatory and legal requirements, environmental permits and other similar types of governmental consents, liquidity, trade financing or cash management facilities, export and import restrictions, multiple tax regimes, foreign investment restrictions, foreign exchange controls and restrictions on repatriation of funds, other restrictions on foreign trade or investment sanctions imposed by the United States, the United Nations or other governments or authorities, the burden of complying with a wide variety of foreign laws and regulations and other similar operational and business risks.

If we are unable to manage risks related to our expansion and growth in new geographical markets and fail to establish a strong presence in high growth markets, our business, prospects, financial condition and results of operations could be adversely affected.

We are exposed to liquidity risks, including risks related to changes in our credit rating, which could adversely affect the value of our debt securities, finance costs and our ability to obtain future financing.

Our main sources of liquidity are cash generated from operations, existing notes, external debt in the form of factoring discount facilities and other revolving credit facilities. However, conditions in credit markets could deteriorate (including as a result of higher oil prices, excessive public debt, significant defaults, the COVID-19 pandemic or for any other reasons) and lower consumer demand may adversely affect both consumer demand and the cost and availability of finance for our business and operations. See Item 5.B “Operating and Financial Review and Prospects—Liquidity and Capital Resources—Principal Sources of Funding Liquidity—Loan Covenants” for more information.

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

Any credit ratings assigned to us or our debt securities may not reflect the potential impact of all risks related to structural, market, additional risk factors discussed and other factors that may affect the value of our debt securities. Credit rating agencies continually review the ratings they have assigned and their ratings may be subject to revision, suspension or withdrawal by the rating agency at any time. A downgrade in our credit rating may negatively affect our ability to obtain future financing to fund our operations and capital needs, which may affect our liquidity. It may also increase our financing costs by increasing the interest rates of our outstanding debt or the interest rates at which we are able to refinance existing debt, incur additional debt or may require us to prepay part of the outstanding debt. A credit rating is not a recommendation to buy, sell or hold securities.

Our production facilities are highly regulated and we may incur significant costs to comply with, or address liabilities under, environmental, health and safety laws and regulations applicable to them.

Our production facilities are subject to a wide range of increasingly strict environmental, health and safety requirements. These requirements address, among other things, air emissions, wastewater discharges, releases into the environment, human exposure to hazardous materials, the storage, treatment, transportation and disposal of wastes and hazardous materials, the investigation and clean-up of contamination, process safety and the maintenance of health and safety conditions in the workplace. Many of our operations require permits and controls to monitor or reduce pollution. We have incurred, and will continue to incur, substantial ongoing capital and operating expenditures to ensure compliance with current and future environmental, health and safety laws and regulations or their more stringent enforcement. Violations of these laws and regulations could result in the imposition of significant fines and penalties, the suspension, revocation or non-renewal of our permits, production delays or limitations, imposition of terms of imprisonment, or the closure of our plants. Other environmental, health and safety laws and regulations could impose restrictions or onerous conditions on the availability or the use of raw materials we need for our manufacturing process. Violations of such laws and regulations may occur, among other ways, from errors in monitoring emissions of hazardous or toxic substances from our vehicles or production sites into the environment, such as our use of incorrect methodologies or defective or inappropriate measuring equipment, errors in manually capturing results, or other mistaken or unauthorized acts of our employees, suppliers or agents.

Our manufacturing units must ensure compliance with various environmental statutes, including, in India, the Water (Prevention and Control of Pollution) Act 1974, the Air (Prevention and Control of Pollution) Act 1981, the Environment Protection Act 1986 and the Hazardous and Other Wastes (Management and Transboundary Movement) Rules, 2016, as well as the rules and regulations implemented under such legislation. The Corporate Average Fuel Economy (“CAFE”) standards applicable to M1 category vehicles required us to demonstrate CAFE compliance for our passenger vehicles, commercial vehicles and electric vehicles M1 models. Any non-compliance could lead to penalties, product recalls and/or other punitive measures. Through the use of the CAFE calculator, we regularly monitor production volumes and process to ensure that organizational level CAFE compliance (which will require us to produce enough fuel-efficient models to compensate for those models having higher CO2 emissions in g/km) is established at all times during the year. In addition, to support our compliance obligations, our overall product portfolio needs to be enhanced with the incorporation of electric and hybrid vehicles as well as the inclusion of environmental-friendly technological features in existing and forthcoming models.

In 2016, the Indian Ministry of Environment, Forests & Climate Change (“MoEFCC”) re-vamped several national level legislations governing waste management, including the Plastic Waste Management Rules 2016, the Bio-Medical Waste (BMW) Management Rules 2016, e-waste Management Rules 2016 and the Construction and Demolition (C&D) Waste Management Rules 2016. All our plants have analyzed these new regulations for their applicability and aligned their compliance practices accordingly.

Our business and manufacturing processes result in the emission of greenhouse gases such as carbon dioxide. We expect legal requirements to reduce greenhouse gases to become increasingly more stringent and costly to address over time. For example, the European Union Emissions Trading Scheme (“EU ETS”), a European Union-wide system in which allowances to emit greenhouse gases are issued and traded, is now in Phase IV and currently applies to three manufacturing facilities in the United Kingdom, and to our Slovakia manufacturing facility. The free allocation of EU ETS carbon allowances significantly reduces in Phase 4 of the scheme (from start of 2021) and, as a result, we will be required to purchase an increased number of allowances, potentially at substantial cost. This forecast is subject to evaluation by the United Kingdom post-Brexit as it begins to design its own carbon market. In any event, there will be a cost to purchase credits in Slovakia and that will be covered following EU ETS permit application and issue.

In the United Kingdom, the Climate Change Agreement (“CCA”) covers our three vehicle manufacturing plants and one of our Special Operations facilities. Under the CCA, we are required to deliver a 15% reduction in energy use per vehicle by 2020 compared to the 2008 baseline. In addition, in the United Kingdom we are required to comply with the Streamlined Energy and Carbon Reporting Scheme (“SECR”) which replaced reporting under the previous regime in 2020 and is compulsory for operations of entities in the United Kingdom.

The Best Available Techniques Reference Document (“BREF”) for Jaguar Land Rovers paint shops has been under review and in 2019 changes were proposed, including the lowering of permissible emissions to 30g/m2. Although the United Kingdom has adopted all EU legislation, including any EU regulation, as it had effect in EU law immediately before Brexit, there can be no assurance that it will not deviate from the EU standards in the future. In any event, our paint shop in Slovakia will need to meet this requirement.

Many of our sites have an extended history of industrial activity. We may be required to investigate and remediate contamination at those sites, as well as at properties we formerly operated, regardless of whether we caused the contamination or the activity causing the contamination was legal at the time it occurred. For example, some of our buildings at our Solihull plant and other plants in the United Kingdom are undergoing an asbestos removal program in connection with ongoing refurbishment and rebuilding. In our overseas facilities prior to purchase, we undertook studies that informed us of the presence of contamination or otherwise in the ground prior to development. In Brazil, our manufacturing site is adjacent to a facility (the “Itatiaia West” site), where organic solvent contamination of the ground had previously occurred. We have purchased the Itatiaia West site and are currently progressing relevant permits for operation and developing plans for further remediation of the organic solvent contamination. The Itatiaia West site is listed on the Environmental Regulators site (Instituto Estadual do Ambiente) as contaminated. Some of these historical issues are being addressed in conjunction with our site development works whilst others are subject to ongoing treatment regimes.

In connection with contaminated properties, as well as our operations generally, we also could be subject to claims by government authorities, individuals and other third parties seeking damages for alleged personal injury or property damage or damage to natural resources resulting from hazardous substance contamination or exposure caused by our operations, facilities or products. The discovery of previously unknown contamination, or the imposition of new obligations to investigate or remediate contamination at our facilities, could result in substantial unanticipated costs. We could be required to establish or substantially increase financial reserves for such obligations or liabilities and, if we fail to accurately predict the amount or timing of such costs, the related adverse impact on our business, prospects, financial condition or results of operations could be material.

We are subject to risks associated with the automobile financing business.

The sale of our Commercial Vehicles and Passenger Vehicles is heavily dependent on funding availability for our customers. In recent years, rising delinquencies and early defaults have contributed to a reduction in automobile financing, which, in turn, has had an adverse effect on funding availability for potential customers. This reduction in available financing may continue in the future and have a material adverse effect on our business, prospects, financial condition and results of operations.

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

The transportation and logistics sector was facing significant headwinds even before the COVID-19 pandemic, due to sluggish growth in freight availability and rates. This was exacerbated on account of business disruptions due to lockdowns and other COVID-19 pandemic-related measures introduced by local and national governments. During Fiscal 2021, the Government of India and Reserve Bank of India (the “RBI”) has announced several relief measures to ease the financial system stress resulting from the COVID-19 pandemic outbreak in India which include:

•	a moratorium of six months for dues falling between March 1, 2020, to August 31, 2020;

•	asset classification standstill benefit to overdue accounts where moratorium has been granted;

•	one-time restructuring allowed for eligible borrower accounts of Micro, Small & Medium Enterprises without downgrade in asset classification.

However, such regulatory measures are temporary in nature and intended as a one-time relief, and there remains considerable uncertainty around the impact of the COVID-19 pandemic, especially due to recent resurgence of COVID-19 cases in India. This uncertainty is reflected in the Company’s assessment of impairment loss allowance on its loans that are subject to a number of management judgements and estimates. We held adequate provision for impairment loss allowance on our loans based on the historical experience, collection efficiencies, internal assessment and other emerging forward-looking factors on account of the pandemic as well as management judgement regarding qualitative factors, including economic uncertainty, observable changes in portfolio performance, and other relevant factors. However, the actual impact may vary due to prevailing uncertainties caused by the pandemic. We continue to closely monitor macroeconomic factors affecting the operations of the Company.

Jaguar Land Rover has consumer finance arrangements in place with Black Horse Limited (part of the Lloyds Banking Group) in the United Kingdom, FCA Bank S.p.A. (a joint venture between Fiat Auto and Crédit Agricole) in major European markets and Chase Auto Finance in the United States and have similar arrangements with local providers in a number of other key markets. Any reduction in the supply of available consumer financing for the purchase of new vehicles or an increase in the cost thereof would make it more difficult for some of its customers to purchase its vehicles, which could put Jaguar Land Rover under commercial pressure to offer new (or expand existing) retail or dealer incentives to maintain demand for its vehicles, thereby materially and adversely affecting our sales and results of operations. For example, during the global financial crisis, several providers of customer finance reduced their supply of consumer financing for the purchase of new vehicles. Additionally, base interest rates in developed economies are low. As interest rates rise generally, market rates for new vehicle financing are expected to rise as well, which may make our vehicles less affordable to retail consumers or steer consumers to less expensive vehicles that tend to be less profitable for us, adversely affecting our business, prospects, financial condition and results of operations. Additionally, if consumer interest rates increase substantially or if financial service providers tighten lending standards or restrict their lending to certain classes of credit, consumers may not desire to or be able to obtain financing to purchase or lease our vehicles. An increase in interest rates due to tightening monetary policy or for any other reason would result in increased costs for us to the extent we decided to absorb the impact of such increase. As a result, a substantial increase in consumer interest rates or tightening of lending standards could have a material adverse effect on our business, prospects, financial condition and results of operations.

Furthermore, Jaguar Land Rover offers residual value guarantees on the purchase of certain leases in some markets. The value of these guarantees is dependent on used car valuations in those markets at the end of the lease, which is subject to change. Consequently, we may be adversely affected by movements in used car valuations in these markets.

Deterioration in the performance of any of our subsidiaries, joint ventures or affiliates could materially and adversely affect our results of operations and financial condition.

We have made and may continue to make capital commitments to our subsidiaries, joint ventures and affiliates. If the business or operations of any of these subsidiaries, joint ventures and affiliates deteriorate, the value of our investments may decline substantially. We are also subject to risks associated with joint ventures and affiliates wherein we retain only partial or joint control.

We entered into a joint venture with Chery Automobile Company Ltd. (“Chery”) in China to develop, manufacture and sell certain Jaguar Land Rover vehicles and at least one own-branded vehicle in China (the “China Joint Venture”). Additionally, in March 2018, Jaguar Land Rover announced its strategic partnership with Waymo LLC (“Waymo”) to develop the world’s first premium self-driving electric vehicle. In June 2019, Jaguar Land Rover announced a collaboration with BMW to develop the next-generation Electric Drive Units to support the advancement of electrification technologies. We may also decide to collaborate with other companies in order to develop future technologies and initiatives, including but not limited to the dedicated BEV Jaguar architecture in the near future. Joint ventures and strategic partnership projects, like our China Joint Venture, partnership with Waymo and collaboration with BMW, may be developed pursuant to agreements over which we only have partial or joint control.

If the business or operations of any of these subsidiaries, joint ventures and affiliates deteriorate, the value of our investments may decline substantially and may impact our overall financial position and liquidity. If there is a significant change in these relationships (for example, if a co-owner changes or relationships deteriorate), our success in the joint venture may be materially adversely affected.

We are also subject to risks associated with joint ventures and affiliates wherein we retain only partial or joint control. If other shareholders of a joint venture, who may have different business or investment strategies than we do, or with whom we may have a disagreement or dispute, have the ability to block business, financial or management decisions, or our investment in the project, or otherwise implement initiatives that may be contrary to our interests, our future results and financial condition may be materially affected.

We are subject to risks associated with product liability, warranties and recalls.

We are subject to risks and costs associated with product liability, warranties and recalls in connection with performance, compliance or safety-related issues affecting our vehicles. From time to time, we may be subject to investigations by governmental authorities relating to safety and other compliance issues with our vehicles. In particular, as our vehicles become more technologically advanced, we are subject to risks related to their software and operation, including our advanced driver assistance systems automation. We may be required to expend considerable resources in connection with product recalls and these resources typically include the cost of the part being replaced and the labor required to remove and replace the defective part.

In addition, product recalls can cause our consumers to question the safety or reliability of our vehicles, which may harm our reputation. Any harm to our reputation may result in a substantial loss of customers. For example, we commenced remediatory action in connection with the Takata Corporation’s passenger airbag safety recall announced in May 2015 in the United States by the National Highway Traffic System Administration (the “NHTSA”). Following the initial provision of GBP67.4 million, the provision held at the end of Fiscal 2021 with respect to the recall is GBP29 million.

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

Exchange rate and interest rate fluctuations and hedging arrangements could materially and adversely affect our financial condition and results of operations.

Our operations are subject to risks arising from fluctuations in exchange rates with reference to countries in which we operate. We import capital equipment, raw materials and components from, manufacture vehicles in, and sell vehicles into, various countries, and therefore, our revenues and costs have significant exposure to the relative movements of the GBP, the U.S. dollar, the Euro, the Russian Ruble, the Chinese Renminbi, the Singapore dollar, the Japanese yen, the Australian dollar, the South African rand, the Thai baht, the Korean won and the Indian rupee. In addition, a prolonged strengthening of the British pound may negatively impact Jaguar Land Rover by diminishing the British pound value of its overseas sales. Moreover, although a trade agreement between the UK and the European Union was agreed in December 2020 and tariffs have, to date, been avoided, the Brexit has continued to generate customs and other administrative frictions that may persist and ultimately impact the UK economy, thereby causing further volatility in the value of the British pound, which could affect our Jaguar Land Rover business.

A significant proportion of Jaguar Land Rover’s input materials and components and capital equipment are sourced overseas, in particular from Europe, and therefore it has costs in, and significant exposure to the movement of, the Euro (specifically a strengthening of the Euro) and certain other currencies relative to the GBP (Jaguar Land Rover’s reporting currency), which may result in decreased profits to the extent these are not fully mitigated by non-GBP sales.

Moreover, we have outstanding foreign currency-denominated debt. We have experienced and could in the future experience foreign exchange losses on obligations denominated in foreign currencies in respect of our borrowings and foreign currency assets and liabilities due to currency fluctuations. We are exposed to changes in interest rates, as we have both interest-bearing assets (including cash balances) and interest-bearing liabilities, certain of which bear interest at variable rates (including Jaguar Land Rover’s $1 billion term loan facility, the UKEF & commercial loan facilities and the United Kingdom fleet financing facility), whereas the existing notes bear interest at fixed rates. Although we engage in managing our interest and foreign exchange exposure through use of financial hedging instruments, such as forward contracts, swap agreements and option contracts, higher interest rates and a weakening of the Indian rupee against major foreign currencies could significantly increase our cost of borrowing. Please see note 39(d)(i) – (b) to our consolidated financial statements included elsewhere in this annual report on Form 20-F for further detail on our exposure to fluctuations in interest rates.

Appropriate hedging lines for the type of risk exposures we are subject to may not be available at a reasonable cost, particularly during volatile rate movements, or at all. Moreover, there are risks associated with the use of such hedging instruments. While hedging instruments may mitigate our exposure to fluctuations in currency exchange rates to a certain extent, we potentially forego benefits that might result from market fluctuations in currency exposures. These hedging transactions can also result in substantial losses, including, without limitation, when a counterparty does not perform its obligations under the applicable hedging arrangement, there are currency fluctuations, the arrangement is imperfect or ineffective, or our internal hedging policies and procedures are not followed or do not work as planned.

In addition, because our potential obligations under the financial hedging instruments are marked to market, we may experience quarterly and annual volatility in our operating results and cash flows attributable to our financial hedging activities.

Any of the above may have a material adverse effect on our financial condition, results of operations and liquidity.

Changes or uncertainty in respect of LIBOR and/or SONIA may affect some our financing arrangements.

Some of our financing arrangements are, or may in the future be, linked to LIBOR and/or SONIA (as defined below). LIBOR has been the subject of recent national, international and other regulatory guidance and proposals for reform. As a result, GBP LIBOR will cease to exist from January 1, 2022, while the U.S. Dollar LIBOR will cease to exist from July 1, 2023. On November 29, 2017, the Bank of England and the United Kingdom Financial Conduct Authority (the “FCA”) announced that the market working group on Sterling Risk-Free Rates would have an extended mandate to catalyze a broad transition from LIBOR to the Sterling Over Night Index Average rate (“SONIA”) across sterling bond, loan and derivatives markets so that SONIA is established as the primary sterling interest rate benchmark by the end of 2021. On April 23, 2018, the Bank of England took over administration of SONIA and issued a series of reforms as part of its implementation as a replacement to LIBOR. From April 2018, the Bank of England has been setting the interest rate benchmark using SONIA, meaning that banks are no longer compelled by the FCA to submit LIBOR rates beyond 2021. On March 5, 2021, the FCA issued an announcement on the future cessation and loss of representativeness of the LIBOR benchmarks, and announced March 5, 2021, as the spread adjustment fixing date for all LIBOR tenors across all currencies. These reforms and other pressures will cause LIBOR to disappear entirely following its phase-out period and have created disincentives for market participants to continue to administer LIBOR or may have other consequences which cannot be predicted.

Any of these reforms or pressures described above or any other changes to a relevant interest rate benchmark (including SONIA or any alternative or successor benchmark rate) could affect the level of the published rate, including to cause it to be higher, lower and/or more volatile than it would otherwise be. With the discontinuation of LIBOR the rate of interest applicable to our financing arrangements that are linked to LIBOR may be determined by applicable contractual fall-back provisions, although such provisions have not been tested and may not operate as intended. Additionally, SONIA and/or any other alternative or successor benchmark rates are, or will be for a period of time, largely untested, and the use of SONIA and/or such alternative or successor benchmark rates may have adverse consequences that impact our financing arrangements.

More generally, any of the above matters could affect the amounts available to us to meet our obligations under our financing arrangements and/or could have a material adverse effect on the value or liquidity of, and the amounts payable under, our financing arrangements. Changes in the manner of administration of LIBOR (or any alternative or successor benchmark rates, including SONIA) could result in adjustment to the conditions applicable to some of our financing arrangements or other consequences as relevant to those financing arrangements. While we may seek to amend the agreements related to our financing arrangements linked to LIBOR (or any alternative or successor benchmark rates, including SONIA), we may not be able to amend such agreements before any of the risks disclosed hereby materialize or at all. No assurance can be provided that any other relevant benchmark rate will continue to exist.

Potential changes to our business through mergers, acquisitions and divestments may have a material adverse effect on our future results and financial condition

We believe that our acquisitions provide us opportunities to grow significantly in the global automobile markets including premium brands and products and provide us with access to technology, additional capabilities and potential synergies. We regularly examine a range of corporate opportunities, including suitable mergers, joint ventures, acquisitions and divestments, with a view to determining whether those opportunities will enhance our strategic position and financial performance. However, the scale, scope and nature of the integration, management or separation required in connection with such transactions present significant challenges, and we may be unable to integrate, manage or separate the relevant subsidiaries, divisions and facilities effectively within our expected schedule. A transaction may not meet our expectations and the realization of the anticipated benefits may be blocked, delayed or reduced as a result of numerous factors, some of which are outside our control.

These corporate opportunities may involve risks, including unforeseen contingent risks or latent business liabilities that may only become apparent after the transaction is completed. Integration or separation of an acquired or divested business can be complex and costly, sometimes including combining or separating relevant accounting and data processing systems, and management controls, as well as managing relevant relationships with employees, customers, regulators, counterparties, suppliers and other business partners. Integration or separation efforts could also create inconsistencies in standards, controls, procedures and policies, as well as diverting management attention and resources. Additionally, there can be no assurance that employees, customers, counterparties, suppliers and other business partners of newly acquired or retained businesses will remain post-acquisition or post-divestment, and the loss of employees, customers, counterparties, suppliers and other business partners may adversely affect our operations or results.

If we are unable to manage any of the associated risks successfully, our business, prospects, financial condition and results of operations could be materially and adversely affected.

Moreover, there are risks relating to the completion of any particular transaction occurring, including counterparty and settlement risk, or the non-satisfaction of any completion conditions (for example, relevant regulatory or third party approvals). We acquired the Jaguar Land Rover business from the Ford Motor Company (“Ford”) in June 2008, and since then Jaguar Land Rover has become a significant part of our business, accounting for 78% of our total revenues in Fiscal 2021. As a result of the acquisition, we are responsible for, among other things, the obligations and liabilities associated with the legacy business of Jaguar Land Rover. There can be no assurance that any legacy issues at Jaguar Land Rover or any other acquisition we have undertaken in the past or will undertake in the future will not have a material adverse effect on our business, financial condition and results of operations, as well as our reputation and prospects.

Our strategy to grow the business through capital investments may not be successful or as successful as we expect.

Our strategic priorities to grow our business include investing in new models and modular architectures and in autonomous, connected, electric as well as shared mobility services. Specifically, with the launch of the Reimagine strategy in February 2021, Jaguar Land Rover is committed to investing significant resources in electric battery technology and vehicles, in order to achieve its goal of net zero carbon emissions across its supply chain, products and operations by 2039 (see Item 4.B “Information on the Company—Business Overview—Our Strategy—Jaguar Land Rover’s Reimagine strategy” for more information). Jaguar Land Rover’s annual total product and other investment spending was GBP2.3 billion in Fiscal 2021 and is expected to be around GBP2.5 billion in Fiscal 2022 and it is planning to launch the new Range Rover and Range Rover Sport on the new modular longitudinal architecture (“MLA”) platform. Tata Motors Limited’s total product and other investment spending was Rs. 25,860 million for Fiscal 2021 and is expected to be in the range of Rs. 35,000 million in Fiscal 2022. Tata Motors Limited continues to monitor the evolving COVID-19 pandemic situation in India due to the second wave in the country and will undertake necessary steps for the rationalization of capital expenditures, dynamically managing capital expenditure and implementation of further cash improvement measures. For Fiscal 2022, on a consolidated basis, we expect to invest over Rs.289,000 million in property, plants and equipment and product development. We aim to fund total product and other investment spending with cash flows from operating activities supported by debt capital markets activities and bank funding, as required.

The targets described above represent our current strategic objectives and do not constitute capital spending and earnings projections or forecasts. These targets are based on a range of expectations and assumptions regarding, among other things, our present and future business strategies, volume growth, cost efficiencies, capital spending program and the environment in which we operate, which may prove to be inaccurate. While we do not undertake to update our targets, we may change our targets from time to time. Actual results may differ materially from our targets. Accordingly, there can be no assurance that we will achieve any of our targets, whether in the short-, medium- or long-term. The occurrence of one or more of the risks described in this “Risk Factors” section, many of which are beyond our control and could have an immediate impact on our earnings and/or the probability of which may be exacerbated in the medium- to long-term, could materially affect our ability to realize the targets described above. In particular, our capital spending target could be affected by investment needs arising from, among other factors, electrification, emissions compliance, driver assistance, connectivity and mobility trends. Our ability to achieve our targets may also be materially impaired by negative geopolitical and macroeconomic factors (see “—Deterioration or uncertainty in global economic conditions could have material adverse impact on our business, sales and results of operation”), the competitive nature of our industry, industry trends, including market and competitive forces (such as higher incentives), new or the expansion of existing regulatory constraints, reduced customer demand for our vehicles, significant increases in our cost base, unexpected delays or failure in implementing or realizing the benefits of our investments and the impact of our new capitalization policy.

The electric vehicle market and related opportunities may not evolve as anticipated.

There is a global trend, particularly in developed markets, towards increased use of electric vehicles (including hybrids) and policies supporting vehicle electrification. The UK government has recently announced that the phase-out date for the sale of new petrol and diesel cars and vans has been brought forward to 2030 from the previous date of 2035, while the governments of other countries including Norway and the Netherlands have announced goals of banning new petrol and diesel cars. The Indian Government has also been encouraging adoption of electric vehicles and is working closely with the industry to address challenges and accelerate the adoption of electric vehicles in India. As we consider our strategy, we may over time increase our focus on the production of electric vehicles, make more investments in this area and position ourselves as a leading producer of electric vehicles. Sales of electric vehicles are hard to predict as consumer demand may fail to shift in favor of electric vehicles and this market segment may remain small relative to the overall market for years to come. Consumers may remain or become reluctant to adopt electric vehicles due to the lack of fully developed charging infrastructure, long charging times or increased costs of purchase.

In March 2018, Jaguar Land Rover announced its strategic long-term partnership with Waymo to design, engineer and produce Jaguar I-PACE vehicles for Waymo’s autonomous vehicle mobility service. However, there can be no assurance that the partnership will be successful in achieving its commercial objective or that Waymo will purchase the number of vehicles contemplated by our partnership or that our next-generation Electric Drive Units will be successful. In June 2019, Jaguar Land Rover announced a collaboration with BMW to develop next-generation Electric Drive Units to support the advancement of electrification technologies. As with our partnership with Waymo, there can be no assurance that the partnership will be successful in achieving its commercial objective. If the value proposition of electric vehicles fails to fully materialize, this could have a material adverse effect on our business, prospects, financial condition and results of operations. In February 2021, our Jaguar Land Rover business announced a change in direction under the Reimagine strategy whereby Jaguar would become a pure electric (100% Battery Electric Vehicle “BEV”) automotive brand from 2025. First Land Rover BEV product will be launched in 2024 and further five Land Rover models offering BEV options will be launched by 2026 (total of six Land Rover models offering a BEV option). Furthermore, approximately 60% of Jaguar Land Rover sales are expected to be pure BEV’s by 2030 rising to 100% by 2036. There can be no assurance that the milestones set in Jaguar Land Rover’s Reimagine strategy can be met on time, if at all, or that we will be successful in meeting consumer demands with our new and/or improved products (see Item 4.B “Information on the Company—Business Overview—Our Strategy—Jaguar Land Rover’s Reimagine strategy” for more information). If we are unable to meet our BEV development goals, this could have a material adverse effect on our business, prospects, financial condition and results of operations.

We are exposed to a broad range of climate-related risks arising from both the physical and non-physical impacts of climate change and related risks, which may materially affect our results of operations and the markets in which we operate.

Over the past few years, the global market for automobiles, particularly in established markets, has been characterized by increasing demand for more environmentally friendly vehicles and technologies. In light of the public discourse on climate change and volatile fuel prices, we face more stringent government regulations, including the imposition of speed limits and higher taxes on SUVs or premium automobiles. Several jurisdictions, such as Norway, Germany, the United Kingdom, France, the Netherlands, India and China, have announced their intention to substantially reduce or eliminate the sale of conventionally fueled vehicles in their markets in the coming decades.

The emissions levels of diesel technologies have also become the focus of legislators in the United States and European Union, and some of our competitors have announced programs to retrofit diesel vehicles with software that will allow them to reduce emissions. Such actions by our competitors may require us to undertake increased research and development spending. There is a risk that these research and development activities, including retrofit software upgrades, will not achieve their planned objectives or that competitors or joint ventures set up by competitors will develop better solutions and will be able to manufacture the resulting products more rapidly, in larger quantities, with a higher quality and/or at a lower cost.

Coupled with increased consumer preferences for more environmentally friendly and electric vehicles, failure to achieve our planned objectives such as execution of Jaguar Land Rover’s Reimagine strategy or delays in developing fuel-efficient products could materially affect our ability to sell premium Passenger Cars and large or medium-sized all-terrain vehicles at current or targeted volumes and could have a material adverse effect on our general business activity, net assets, financial position and results of operations. There is a risk that our competitors will develop better solutions and manufacture the resulting products more rapidly, in larger quantities, with a higher quality and/or at a lower cost.

In addition, our manufacturing operations and sales may be subject to potential physical impacts of climate change, including changes in weather patterns and an increased potential for extreme weather events, which could affect the manufacturing and distribution of our products, as well as the cost and availability of raw materials and components. Moreover, the increased use of car sharing services (e.g., Zipcar and DriveNow) and other innovative mobility initiatives that facilitate access to alternative modes of transport, and the increased reliance on public transportation in certain places, may reduce peoples’ dependency on private automobiles. Furthermore, non-traditional market participants and/or unexpected disruptive innovations may disrupt the established business model of the industry by introducing new technologies, distribution models and methods of transportation. A shift in consumer preferences away from private automobiles would have a material adverse effect on our general business activity and on our business, prospects, financial condition and results of operations.

Sustainability is being brought to the center of our business strategy. There has been increased focus from various stakeholders towards sustainable business practices. As a responsible business and being part of the Tata Group, Tata Motors Limited is committed to significantly reduce its GHG emissions to ultimately achieve net zero emissions. We are working towards transitioning to improved fuel efficiency of ICE vehicles across commercial and passenger vehicles, increasing share of EVs in the product mix, significant reduction in energy consumption & increased use of renewable energy in Operations, along with Greening of the Supply Chain With its Reimagine strategy in place, Jaguar Land Rover’s aim is to achieve net zero carbon emissions across its supply chain, products and operations by 2039. If we are unable to achieve these objectives, our reputation, business and results of operations may be adversely affected.

Underperformance of our distribution channels may adversely affect our sales and results of operations.

Our products are sold and serviced through a network of authorized dealers and service centers across India and through a network of distributors and local dealers in international markets. Any underperformance by or a deterioration in the financial condition of our dealers or distributors could materially and adversely affect our sales and results of operations. In order to optimize market performance, sales channels must be aligned to the buying habits of our customers, including through traditional showrooms but by also embracing increasingly more innovative sales channels such as virtual showrooms and online purchasing.

The COVID-19 pandemic enforced lockdowns across key regions have adversely affected the financial performance of our dealers in Fiscal 2021 and may continue to affect them in the near future.

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

Consequently, we could be compelled to provide additional support for dealers and importers and, under certain circumstances, may even take over their obligations to customers, which would adversely affect our financial position and results of operations in the short-term.

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

Jaguar Land Rover operates in the premium Passenger Cars and all-terrain vehicles segments, and provides a more limited range of models than some of its competitors. Accordingly, Jaguar Land Rover’s financial performance is linked to market conditions and consumer demand in those market segments. Any downturn or reduction in the demand for premium Passenger Cars and all-terrain vehicles, or any reduced demand for Jaguar Land Rover’s most popular models in the geographic markets in which it operates, could have a material adverse effect on our performance and earnings.

A decline in retail customers’ purchasing power, consumer confidence or corporate customers’ financial condition and willingness to invest could materially and adversely affect our business.

Demand for vehicles for personal use generally depends on consumers’ net purchasing power, their confidence in future economic developments and changes in fashion and trends, while demand for vehicles for commercial use by corporate customers (including fleet customers) primarily depends on the customers’ financial condition, their willingness to invest and available financing. The economic slowdown caused by the COVID-19 pandemic is also likely to affect consumer sentiment and demand in the short-term. A decrease in potential customers’ disposable income or financial flexibility, reductions in the availability of consumer financing or used car valuations or an increase in the cost of financing may have a negative impact on demand for our products. A weak macroeconomic environment, combined with restrictive lending and a low level of consumer sentiment generally, may reduce consumers’ net purchasing power and lead existing and potential customers to refrain from purchasing new vehicles, defer a purchase further or purchase a smaller model with less equipment at a lower price. See “—Deterioration or uncertainty in global economic conditions could have a material adverse impact on our business, sales and results of operations.” for more information. A deteriorating macroeconomic environment may disproportionately reduce demand for luxury vehicles. It also could lead to reluctance by corporate customers to invest in vehicles for commercial use and/or to lease vehicles, resulting in a postponement of fleet renewal contracts.

In recent years, the automotive industry has increasingly offered customers and dealers price reductions on vehicles and services to stimulate demand for vehicles, which has led to increased price cost of sales pressures and sharpened competition within the industry. Any of the above may have a material adverse effect on our revenue, financial condition and results of operations.

We may be adversely affected by labor unrest.

All of our permanent employees in India, other than officers and managers, and most of our permanent employees in our automotive business in South Korea and the United Kingdom, including certain officers and managers, are members of labor unions and are covered by our wage agreements, where applicable, with those labor unions.

In general, we consider our labor relations with all of our employees to be good. However, in the future we may be subject to labor unrest, which may delay or disrupt our operations in the affected regions, including impacting the acquisition of raw materials and parts, the manufacture, sales and distribution of products and the provision of services. If work stoppages or lock-outs at our facilities or at the facilities of our major vendors occur or continue for a long period of time, our business, prospects, financial condition and results of operations may be materially and adversely affected. For example, during Fiscal 2018, we faced two standalone incidents of labor unrest in India, one at our Jamshedpur plant and the other at our Sanand plant. Although these particular issues were amicably resolved, there is no assurance that additional labor issues could not occur, or that any future labor issues will be amicably resolved.

In addition, Jaguar Land Rover engages in biannual negotiations in relation to wage agreements, covering approximately 16,000 of its unionized employees and a new labor agreement with the trade unions is currently under negotiations. There is a risk, however, that future negotiation could escalate into industrial action ranging from “work to rule” to a strike before a settlement is ultimately reached.

We are exposed to operational risks, including cybersecurity risks, in connection with our use of information technology.

We are exposed to the risk of loss resulting from inadequate or failed internal processes, people and systems or from external events. This includes, among other things, losses that are caused by a lack of controls within internal procedures, violation of internal policies by employees, disruption or malfunction of information technology (“IT”) systems, computer networks and telecommunications systems, mechanical or equipment failures, human error, natural disasters, security breaches or malicious acts by third parties (including, for example, hackers), whether affecting our systems or affecting those of third party providers. We are generally exposed to risks in the field of information technology, since unauthorized access to or misuse of data processed on our IT systems, human errors associated therewith or technological failures of any kind could disrupt our operations, including the manufacturing, design and engineering processes. In particular, as vehicles become more technologically advanced and connected to the internet, our vehicles may become more susceptible to unauthorized access to their systems. As a business with complex manufacturing, research, procurement, sales and marketing and financing operations, we are exposed to a variety of operational risks and, if the protection measures put in place prove insufficient (especially given the harsher sanctions imposed under the new General Data Protection Regulation (Regulation (EU) 2016/679) (the “GDPR”)), our results of operations and financial condition could be materially adversely affected. In addition, we would likely experience negative press and reputational impacts. Cybersecurity incidents could lead to loss of productivity, negative impact on our reputation, and, in extreme cases, material financial loss due to business disruptions.

Our business and prospects could suffer if we lose one or more key personnel or if we are unable to attract and retain our employees.

Our business and future growth depend largely on the skills of our workforce, including executives. officers and automotive designers and engineers. Autonomous driving, connected technologies, electrification and shared mobility trends are redefining conventional Auto business, creating tremendous disruption, and digital innovations are driving new business models. Our business requires an engaged workforce with core capabilities in new and emerging skill areas and a collaborative and innovative culture for our transformation to be successful. If we fail to develop new and flexible skills and capabilities within our workforce, or we fail to hire appropriate talent, our business will lose the ability to remain flexible in a dynamic automotive industry, which is key to delivering innovative products and services. The loss of the services of one or more key personnel could impair our ability to implement our business strategy. Any prolonged inability to continue to attract, retain or motivate our workforce could materially and adversely affect our business, financial condition, results of operations and prospects.

We may be adversely impacted by political instability, wars, terrorism, multinational conflicts, natural disasters and epidemics.

Our products are exported to a number of geographical markets, and we plan to further expand our international operations in the future. Consequently, we are subject to various risks associated with conducting our business both within and outside our domestic market and our operations in markets abroad may be subject to political instability, wars, terrorism, civil disturbances, regional or multinational conflicts, natural disasters and extreme weather, fuel shortages and epidemics and pandemics (such as the ongoing COVID-19 pandemic). Any disruption of the operations of our manufacturing, design, engineering, sales, corporate and other facilities could materially and adversely affect our business, prospects, financial condition and results of operations. In addition, conducting business internationally, especially in emerging markets, exposes us to additional risks, including adverse changes in economic and government policies, unpredictable shifts in regulation, inconsistent application of existing laws and regulations, unclear regulatory and taxation systems and divergent commercial and employment practices and procedures. If any of these events were to occur, there can be no assurance that we would be able to shift our manufacturing, design, engineering, sales, corporate and other operations to alternate sites in a timely manner, or at all. Any deterioration in international relations, especially between India and its neighboring countries, may result in investor concern regarding regional stability. Any significant or prolonged disruption or delay in our operations related to these risks could materially and adversely affect our business, prospects, financial condition and results of operations. See “—We have been, and may in the future be, adversely affected by the COVID-19 pandemic, the duration and economic, governmental and social impact of which is difficult to predict, which may materially harm our business, prospects, financial condition and results of operations”.

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

The sales volumes and prices for our vehicles are influenced in part by the cyclicality and seasonality of demand.

In the Indian market, demand for our vehicles generally peaks between January and March each year, although there is a general decrease in demand during February in the lead-up to the release of the Indian annual fiscal budget. Demand is generally leaner between April and July and picks up again in the festival season from September to November, with a decline in December as customers defer purchases to the following year.

Our Jaguar Land Rover business is impacted by the biannual registration of vehicles in the United Kingdom where the vehicle registration number changes every March and September, which leads to an increase in sales during these months, and, in turn, impacts the resale value of vehicles. Most other markets, such as the United States, are influenced by the introduction of new-model-year products, which typically occurs in the autumn of each year. Furthermore, in the United States, there is some seasonality in the purchasing pattern of vehicles in the northern states for Jaguar, where there is a concentration of vehicle sales in the spring and summer months and for Land Rover, where the trend for purchasing 4x4 vehicles is concentrated in the autumn and winter months. Markets in China tend to experience higher demand for vehicles around the Lunar New Year holiday, the National Day holiday and the Golden Week holiday in October. In addition, demand in Western European automotive markets tends to be softer during the summer and winter holidays. Jaguar Land Rover’s cash flows are impacted by the seasonal shutdown of four of their manufacturing plants in the United Kingdom (including the Engine Manufacturing Center (“EMC”) at Wolverhampton) during the Easter, summer and winter holidays.

Restrictive covenants in our financing agreements could limit our operations and financial flexibility and materially and adversely impact our financial condition, results of operations and prospects.

Some of our financing agreements and debt arrangements set limits on and/or require us to, among other matters, obtain lender consent before pledging assets as security. In addition, certain financial covenants may limit our ability to borrow additional funds or to incur additional liens. In the past, we have been able to obtain required lender consent for such activities. However, there can be no assurance that we will be able to obtain such consents in the future. On June 30, 2020, we notified one of our Indian lenders in respect of our Rs.27,000 million loan facility that the Company had failed to maintain one of the financial ratios under the terms of the loan facility. The Company received confirmation from the lender that it has approved an increase in such threshold and has given waiver of the Company’s failure to maintain the relevant financial ratio for Fiscal 2021 and Fiscal 2022. Further, the Company has received confirmation from another lender on its Rs.30,000 million-loan facility, that it has given a waiver of the Company’s failure to maintain this ratio before March 31, 2023. If our liquidity needs or growth plans require such consents and such consents are not obtained in the future, we may be forced to forego or alter our plans, which could materially and adversely affect our business, prospects, financial condition and results of operations.

In addition, in the event we breach these covenants, the outstanding amounts due under such financing agreements could become due and payable immediately and/or result in increased costs. A default under one of these financing agreements may also result in cross-defaults under other financing agreements and the outstanding amounts under such other financing agreements becoming due and payable immediately. Defaults under one or more of our financing agreements could have a material adverse effect on our business, prospects, financial condition and results of operations.

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

The Indian Parliament has approved the Code on Social Security, 2020 (the “Code”), which would impact the contributions by the company towards Provident Fund and Gratuity. The Ministry of Labour and Employment has released draft rules for the Code on Social Security, 2020, on November 13, 2020, and has invited suggestions from stakeholders, which are under active consideration by the Ministry. The Company will assess the impact and its evaluation once the subject rules are notified and will give appropriate impact in its financial statements in the period in which the Code becomes effective and the related rules to determine the financial impact are published.

Jaguar Land Rover provides post-retirement and pension benefits to its employees, some of which are defined benefit plans. As part of Jaguar Land Rover’s strategic business review process, Jaguar Land Rover closed its defined benefit pension plans to new joiners as of April 19, 2010. All new Jaguar Land Rover employees in its United Kingdom operations from April 19, 2010, have joined a new defined contribution pension plan. Under the arrangements with the trustees of the defined benefit pension schemes, an actuarial valuation of the assets and liabilities of the schemes is undertaken every three years in order to determine cash funding rates. As a result of the April 2018 valuation process, a funding deficit of GBP554 million was disclosed and we agreed to a schedule of contributions with the trustee which, together with the expected investment performance of the assets of the schemes, is expected to eliminate the deficit by 2028. Cash contributions towards the deficit will be GBP60 million each year until Fiscal 2024 followed by GBP25 million each year until the fiscal year ending March 31, 2028. In addition, Jaguar Land Rover will make up payments deferred (from April 2020 to June 2020) due to the COVID-19 pandemic over Fiscal 2022. The revised schedule of contributions also reflects the reduced ongoing cost of benefit accrual of approximately 22% for Fiscal 2020 and approximately 21% for Fiscal 2021 and Fiscal 2022 following changes implemented on April 5, 2017 (compared to a previous rate of approximately 31%). The 2021 statutory valuation process has started and is expected to be completed by June 30, 2022. As of March 31, 2021, on an accounting basis, Jaguar Land Rover’s United Kingdom defined benefit pension deficit was GBP387 million, compared to a surplus of GBP380 million as of March 31, 2020. This change was primarily driven by an increase in pension liabilities as a result of lower discount rates and higher inflation rate assumptions applied, compared to the prior year.

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

Certain shareholders of the Company may from time to time advance shareholder proposals or otherwise attempt to effect changes at the Company, influence elections of the directors of the Company (“Directors”) or acquire control over our business. Our success depends on the ability of our current management team to operate and manage effectively. Campaigns by shareholders to effect changes at publicly listed companies are sometimes led by investors seeking to increase short-term shareholder value by advocating corporate actions such as financial restructuring, increased borrowing, special dividends, stock repurchases or even sales of assets or the entire company, or by voting against proposals put forward by the board of directors of the Company (the “Board”) and our management. If faced with actions by activist shareholders, we may not be able to respond effectively to such actions, which could be disruptive to our business.

We rely on licensing arrangements with Tata Sons Private Limited to use the “Tata” brand. Any improper use of the associated trademarks by our licensor or any other third parties could materially and adversely affect our business, financial condition and results of operations.

Our rights to our trade names and trademarks are a crucial factor in marketing our products. Establishment of the “TATA” word mark and logo mark in and outside India is material to our operations. We have licensed the use of the “TATA” brand from our Promoter, Tata Sons Private Limited (“Tata Sons”). If Tata Sons, or any of its subsidiaries or affiliated entities, or any third party uses the trade name “TATA” in ways that adversely affect such trade name or trademark, our reputation could be affected, which, in turn, could have a material adverse effect on our business, prospects, financial condition and results of operations.

Inability to protect or preserve our intellectual property could materially and adversely affect our business, financial condition and results of operations.

We own or otherwise have rights in respect of a number of patents and trademarks relating to the products we manufacture. In connection with the design and engineering of new vehicles and the enhancement of existing models, we seek to regularly develop new technical designs and innovations. We also use technical designs that are the intellectual property of third parties with such third parties’ consent. These patents, trademarks and licenses, have been of value in the growth of our business and may continue to be of value in the future. Although we do not regard any of our businesses as being dependent upon any single patent or related group of patents, any material inability to protect such intellectual property generally, or the illegal breach of some or a significant amount of our intellectual property rights, may have a materially adverse effect on our operations, business and/or financial condition. We may also be affected by restrictions on the use of intellectual property rights held by third parties, and we may be held liable for the infringement of the intellectual property rights of others in our products. Moreover, intellectual property laws of some foreign countries may not protect our intellectual property rights to the same extent as U.S. or United Kingdom laws.

We may incur significant costs to comply with, or face civil and criminal liability for infringements of, the European General Data Protection Regulation.

The European Union’s GDPR came into force in 2018. The GDPR is a uniform framework setting out the principles for legitimate data processing. The new regime may impose a substantially higher compliance burden on us and limit our rights to process personal data, lead to cost intensive administration processes, oblige us to provide the personal data that we record to customers in a form that would require additional administrative processes or require substantial changes in our IT environment. Additionally, there are much greater sanctions in case of violations of the GDPR requirements compared to the previous regime. These sanctions depend on the nature of the infringed provision and may consist of civil liabilities and criminal sanctions. Our failure to implement and comply with the GDPR could significantly affect our reputation and relationships with our customers and suppliers, and civil and criminal liabilities for the infringement of data protection rules could have a significant negative effect on our financial position.

Some of our vehicles make use of lithium-ion battery cells, which have been observed in some non-automotive applications to catch fire or vent smoke and flames, and such events have raised concerns, and future events may lead to additional concerns, about the safety of the batteries used in automotive applications.

The battery packs that we use, and expect to continue to use, in our electric vehicles make use of lithium-ion cells. On rare occasions, lithium-ion cells can rapidly release the energy they contain in a manner that can ignite nearby materials as well as other lithium-ion cells.

In addition, we store a significant number of lithium ion cells at various warehouses and at some of our manufacturing facilities.

While we have designed our battery packs to passively contain any single cell’s release of energy without spreading to neighbouring cells, there can be no assurance that a field or testing failure of our vehicles will not occur. Furthermore, while we have implemented safety procedures related to the handling of the cells at our manufacturing plants, there can be no assurance that a safety issue or fire related to the cells will not occur. Any such incidents may cause serious damage or injury may disrupt the operation of our facilities. In addition, any field or testing vehicle failure, even if such incident does not involve our vehicles, could subject us to lawsuits, product recalls, redesign efforts or negative publicity, all of which could have a material impact on our business, prospects, financial condition and operating results.

Any failures or weaknesses in our internal controls could materially and adversely affect our financial condition and results of operations.

As discussed in Item 15 “Controls and Procedures,” in connection with our assessment of internal control over financial reporting for Fiscal 2020, we concluded that there was a material weakness pertaining to the design of controls to validate the accuracy parameters used to prepare information used in the operation of various process level and management review controls. We believe that this material weakness has been remediated in Fiscal 2021. Although we have instituted remedial measures to address the material weakness identified and continually review and evaluate our internal control systems to allow management to report on the sufficiency of our internal controls, we cannot assure you that we will not discover additional weaknesses in our internal controls over financial reporting. Further, the Company’s management continually improves, simplifies and rationalizes the Company’s internal control framework where possible within the constraints of existing IT systems. However, any additional weaknesses or failure to adequately remediate the existing weakness could materially and adversely affect our financial condition or results of operations and/or our ability to accurately report our financial condition and results of operations in a timely and reliable manner.

Our insurance coverage may not be adequate to protect us against all potential losses to which we may be subject, which may have a material adverse effect on our business, financial condition and results of operations.

While we believe that the insurance coverage we maintain adequately covers the normal risks associated with the operation of our business, there is a risk that certain claims under our insurance policies may not be honored fully or timely, or would result in insufficient insurance coverage or significantly higher insurance premiums in the future. Such matters could materially affect our business, prospects financial condition and results of operations.

Political and Regulatory Risks

New or changing laws, regulations and government policies regarding increased fuel economy, reduced greenhouse gas and other emissions, vehicle safety and taxes, tariffs or fiscal policies may have a significant impact on our business.

We are subject to extensive governmental regulations regarding vehicle emission levels, noise, safety and levels of pollutants generated by our production facilities. We expect the number and extent of legal and regulatory requirements and our related costs of compliance to continue to increase significantly in the future. In Europe and the United States, for example, governmental regulation is primarily driven by concerns about the environment (including greenhouse gas emissions), fuel economy, energy security and vehicle safety. In particular, the increasingly stringent regulatory environment in our industry, particularly with respect to vehicle emission regulations, is leading to heightened regulatory scrutiny and more investigations into vehicle manufacturers. We may also be subject to randomized testing and similar inquiries by regulatory authorities with a focus on emissions and environmental performance. In China, increasingly stringent tailpipe emissions and other regulations have been introduced by the Chinese government in the short-to-medium-term future to reduce greenhouse gas emissions and improve air quality standards. Requirements to optimize vehicles in line with these governmental actions could significantly affect our plans for global product development and may result in substantial costs, including significant fines and penalties in cases of non-compliance. These requirements may also result in limiting the types and amounts of vehicles we sell and where we sell them, which may affect our revenue.

To comply with current and future environmental norms, we may have to incur additional capital expenditures and research and development expenditures to upgrade products and manufacturing facilities, install new emission controls or reduction technologies and purchase or otherwise obtain allowances to emit greenhouse gases, which may have an impact on our cost of production. If we are unable to develop commercially viable technologies or otherwise attain compliance within the time frames set by new standards, we could face significant civil penalties or be forced to restrict product offerings drastically to remain in compliance. For example, in the United States, manufacturers are subject to substantial civil penalties if they fail to meet federal CAFE standards. Please see Item 4.B “Information on the Company—Business Overview—Governmental Regulations—Environmental, fiscal and other governmental regulations around the world—Greenhouse gas/CO2/fuel economy legislation” for additional detail on these standards. These penalties are calculated at US$5.50 for each tenth of a mile below the required fuel-efficiency level for each vehicle sold in a model year in the U.S. market up to and including the 2021 model year vehicles. Beginning with the 2022 model year vehicles, the rate is expected to increase to $14.00, to be followed by index-linked annual increases thereafter. Since 2010, Jaguar Land Rover has paid total penalties of US$46 million for its failure to meet CAFE standards. In addition, as at March 31, 2021, a provision of GBP75 million was held to face the possible fine from European and United Kingdom regulators for failing to meet emission reduction targets. Further, post-Brexit, United Kingdom emissions will be calculated separately from European emissions as a result of which there is a possibility of increased penalties. Since 2011, Jaguar Land Rover has purchased approximately US$109 million in credits from third party original equipment manufacturers (“OEMs”) to offset its NHTSA, EPA and California Air Resources Board (“CARB”) penalties. Additionally, Jaguar Land Rover expects to buy approximately US$12 million in credits in Fiscal 2021 from third party OEMs to offset its expected NHTSA and EPA penalties for model year 2019 vehicles. Jaguar Land Rover could incur a substantial increase in these penalties, including as a result of increases in CAFE civil penalties to adjust for inflation. Additionally, Jaguar Land Rover expects to continue incurring approximately GBP12 million in Fiscal 2021 for credit purchases in China and we expect those annual costs to rise going forward, primarily as a result of increasing costs of “new energy vehicle credits”. Jaguar Land Rover’s Reimagine strategy aims to expand their pure battery electric offering from 2024, which supports JLR’s aim to reach fleet CO2 compliance with consideration for global measures to support net zero ambitions as well as forecast stringent CO2 / Greenhouse gas (“GHG”) regulations including the proposed ban on the sale of vehicles powered solely by internal combustion engine from 2030 allowing continuation of Plug-in Hybrid Electric (PHEV) vehicles, and the total ban of all internal combustion engines including PHEV from 2035 in the United Kingdom and similar initiatives by other governments. See Item 4.B “Information on the Company—Business Overview—Our Strategy—Jaguar Land Rover’s Reimagine strategy” for more information.

Moreover, safety and environmental standards may at times impose conflicting imperatives, which would pose engineering challenges and, among other things, increase our costs. While we are pursuing the development and implementation of various technologies in order to meet the required standards in the various countries in which we sell our vehicles, the costs of compliance with these standards could be significant to our operations and may materially and adversely affect our business, prospects, financial condition and results of operations.

In India, the 2019 amendments to the Motor Vehicle Act addresses vehicle recalls, road safety, traffic management and accident insurance, among other matters. The Act imposes civil and criminal liability on manufacturers selling vehicles in contravention of the standards specified in the Act, or required by the government to recall their vehicles.

Commencing July 1, 2017, the Government of India, in conjunction with the state governments, effected comprehensive changes to the Indian taxation regime, which, among other matters, introduced a comprehensive national goods and services tax (“GST”) regime to subsume a large number of central government and state government taxes into one unified tax structure. It is a dual GST with central government and state government simultaneously levying it on the common base. The tax is called Central GST, if levied by the central government; state union territory GST, in instances where the state or union territory levies the tax; and integrated GST, in instances where the GST is levied on the interstate supply of goods and services. While both the central and state governments have publicly announced that all committed incentives will be protected following the implementation of the GST, given the limited availability of information or alignment of industrial policy of various state government to cover GST or to protect the quantum of incentive available to industries in the pre-GST regime, we are unable to provide any assurance as to this or any other aspect of the tax regime, or guarantee that the implementation of GST will not materially or adversely affect our business, prospects, financial condition and results of operations.

Imposition of any additional taxes and levies designed to limit the use of automobiles and changes in corporate and other taxation policies, as well as changes in export and other incentives given by various governments or import or tariff policies, could adversely affect the demand for our vehicles and our results of operations.

In addition, the United Kingdom announced that, from April 2020, a 2% digital services tax could be imposed on the United Kingdom revenue of digital services businesses (such as social media networks, search engines and online marketplaces). In particular, the digital service tax applies to businesses if their worldwide revenue from digital activities is more than GBP500 million and more than GBP25 million of this revenue is derived from United Kingdom users. As a response to this proposal, the United States Treasury indicated that such digital services tax could have a discriminatory effect on U.S. multinational digital companies and warned that the United States could take retaliatory actions, such as in the form of a tax on United Kingdom car exports to the United States, should the new digital services tax be imposed. Moreover, any countermeasures to such additional tariffs by regional or global trading partners, including the European Union and China, could slow down global economic growth and decrease global demand for automobiles and automobile components. Furthermore, in recent years, Brazil has increased import duty on foreign vehicles, along with related exemptions provided certain criteria are met.

Regulations in the areas of investments, taxes and levies may also have a materially adverse impact on Indian securities, including the Company’s Shares and ADSs. For more information, see Item 4.B “Information on the Company—Business Overview—Governmental Regulations” of this annual report on Form 20-F.

Any future potential or real unexpected change in law could have a material adverse effect on our business prospects, results of operations and financial condition.

We may be affected by competition laws in India and any adverse application or interpretation of the Competition Act could adversely affect our business.

The Indian Competition Act, 2002 (the “Competition Act”) oversees practices having an appreciable adverse effect on competition (“AAEC”) in a given relevant market in India. Under the Competition Act, any formal or informal arrangement, understanding or action in concert, which causes or is likely to cause an AAEC, is considered void and results in imposition of substantial penalties. All agreements entered into by us could be within the purview of the Competition Act. Furthermore, any agreement among competitors which directly or indirectly involves determination of purchase or sale prices, limits or controls production, sharing the market by way of geographical area or number of subscribers in the relevant market or directly or indirectly results in bid-rigging or collusive bidding is presumed to have an AAEC in the relevant market in India and is considered void. The Competition Act also prohibits abuse of a dominant position by any enterprise.

In 2011, the Government of India brought into force the combination regulation (merger control) provisions under the Competition Act. These provisions require acquisitions of shares, voting rights, assets or control or mergers or amalgamations that cross the prescribed asset- and turnover-based thresholds to be mandatorily notified to and pre-approved by the Competition Commission of India (the “CCI”). Additionally, in 2011, the CCI issued the Competition Commission of India (Procedure for Transaction of Business Relating to Combinations) Regulations, 2011 (as amended), which set out the mechanism for the implementation of the merger control regime in India. CCI has extraterritorial powers and can investigate any agreements, abusive conduct or combination occurring outside India if such agreement, conduct or combination has an AAEC in India.

In 2011, complaints were filed with the CCI against certain automakers on the ground that the genuine spare parts of automobiles manufactured by the OEMs were not made freely available in the open market in India and, accordingly, anti-competitive practices were carried out by the OEMs for being indulged in anti-competitive practices. The CCI ordered an investigation on the matter, and subsequently, the director general of the CCI expanded the scope of investigation to other car manufacturers operating in India, including TML.

In 2014, the CCI held that the automobile manufacturers, including TML, had engaged in anti-competitive practices and imposed a penalty of 2% of their total turnover in India. TML was ordered to pay a penalty of Rs.13,465million within a period of 60 days of the receipt of order. TML challenged the order of the CCI in the Delhi High Court on constitutional issues. In 2019, the High Court allowed the petitions, partly by striking down Section 22(3) of the Competition Act. Also in 2019, the Supreme Court extended the relief that was granted by Delhi High Court during the pendency of the matter before it. As of the date of this annual report on Form 20-F, the matter remains to be listed for further proceedings in due course.

In another matter, two of our ex-dealers filed information with the CCI alleging that TML engaged in anti-competitive practices by colluding with its finance subsidiaries (TMFL and TMFSL) and abused its dominance in the market. In May 2021, the CCI issued an order directing the director general of the CCI to initiate an investigation against TML, but did not otherwise make any final or binding observations or determinations (including with respect to any possible penalties or fines) with regard to the allegations. As of the date of this annual report on Form 20-F, we have not received any notice or query from the director general of the CCI. See Item 4.B “Information on the Company—Business Overview—Governmental Regulations—Legal Proceedings” for more information. As of the date of this annual report on Form 20-F, we are preparing internally to respond to the queries as soon as raised by the director general of the CCI.

Our business, prospects, financial condition and results of operations would be materially and adversely affected by the application or interpretation of any provision of the Competition Act, or any enforcement proceedings initiated by the CCI, or any adverse publicity that may be generated due to scrutiny or prosecution by the CCI or if any prohibition or substantial penalties are levied under the Competition Act.

Compliance with new or changing corporate governance and public disclosure requirements adds uncertainty to our compliance policies and increases our costs of compliance.

We are subject to a complex and continuously changing regime of laws, rules, regulations and standards relating to accounting, corporate governance and public disclosure, including the Sarbanes-Oxley Act of 2002 and U.S. Securities and Exchange Commission (the “SEC”) regulations, Securities and Exchange Board of India (the “SEBI”) regulations, New York Stock Exchange (the “NYSE”) listing rules, and the Companies Act, as well as Indian stock market listing regulations. New or changed laws, rules, regulations and standards may lack specificity and be subject to varying interpretations. Under applicable Indian laws, for example, remuneration packages may, in certain circumstances, require shareholders’ approval. New guidance and revisions may be provided by regulatory and governing bodies, which could result in continuing uncertainty and higher costs of compliance. We are committed to maintaining high standards of corporate governance and public disclosure. However, our efforts to comply with evolving regulations have resulted in, and are likely to continue to result in, increased general and administrative expenses and a diversion of management resources and time. In addition, there can be no guarantee that we will always succeed in complying with all applicable laws, regulations and standards.

The Companies Act has effected significant changes to the existing Indian company law framework, such as in the provisions related to the issue of capital, disclosures in offering documents, corporate governance, accounting policies and audit matters, related party transactions, class action suits against companies by shareholders or depositors, prohibitions on loans to directors and insider trading, including restrictions on derivative transactions concerning a company’s securities by directors and key managerial personnel. The Companies Act may subject us to higher compliance requirements, increase our compliance costs and divert management’s attention. We are also required to spend, in each financial year, at least 2% of our average net profits during the three immediately preceding financial years, calculated for Tata Motors Limited on a standalone basis under Ind AS, toward corporate social responsibility activities. Furthermore, the Companies Act imposes greater monetary and other liability on the Company and its Directors for any non-compliance. Due to limited relevant jurisprudence, in the event that our interpretation of the Companies Act differs from, or contradicts with, any judicial pronouncements or clarifications issued by the Government of India in the future, we may face regulatory actions or be required to undertake remedial steps. In addition, some of the provisions of the Companies Act overlap with other existing laws and regulations (such as corporate governance provisions and insider trading regulations issued by SEBI). SEBI promulgated the SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015 (the “Listing Regulations”), which are applicable to all Indian companies with listed securities. Pursuant to the Listing Regulations, the Company is required to establish and maintain a vigilance mechanism for Directors and employees to report their concerns about unethical behavior, actual or suspected fraud or violation of the Company’s code of conduct (the “Tata Code of Conduct”) or ethics policy under our whistleblower policy (the “Whistleblower Policy”), to implement increased disclosure requirements for price sensitive information and to conduct detailed director familiarization programs and comprehensive disclosures thereof, in accordance with the Listing Regulations. While we have been able to comply with such requirements to date, we cannot assure you that we will be able to maintain compliance with such requirements in the future. Furthermore, the Company cannot currently determine the impact of certain provisions of the Companies Act and the revised SEBI corporate governance standards. Any increase in our compliance requirements or associated costs may have a material and adverse effect on our business, prospects, financial condition and results of operations.

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

Indian companies that are owned or controlled by non-resident persons are subject to investment restrictions specified in the Consolidated Foreign Direct Investment Policy (“Consolidated FDI Policy”). Under the Consolidated FDI Policy issued in 2017, an Indian company is considered to be “owned” by non-resident persons if more than 50% of its equity interest is beneficially owned by non-resident persons. The non-resident equity shareholding in the Company may, in the near future, exceed 50%, thereby resulting in the Company being considered as being “owned” by non-resident entities under the Consolidated FDI Policy. In such an event, any investment by the Company in existing subsidiaries, associates or joint ventures and new subsidiaries, associates or joint ventures will be considered as indirect foreign investment and shall be subject to various requirements specified under the Consolidated FDI Policy, including sectoral limits, approval requirements and pricing guidelines, as may be applicable.

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

We require certain statutory and regulatory permits, licenses and approvals to carry out our business operations. Our ability to obtain such permits, licenses and approvals depends, among other matters, on the information we provide as part of the application processes, as well as the internal review and consideration processes of the various issuing agencies. While we make every effort to obtain the necessary permits, licenses or approvals, and their renewals, we cannot assure you that we will receive them in a timely manner, or at all.

In addition, there is a risk that any approvals, licenses, registrations and permits issued to us would be suspended or revoked in the event of non-compliance or alleged non-compliance by us with any terms or conditions thereof, or pursuant to any regulatory action.

Any of the above could materially and adversely affect our business, prospects, financial condition and results of operations.

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

Any significant change in the Government of India’s economic liberalization and deregulation policies could disrupt business and economic conditions in India generally, and could have a material adverse effect on our business, prospects, financial condition and results of operations.

Any downgrading of India’s debt rating by a domestic or international rating agency could negatively impact our business.

Any adverse revisions to India’s credit ratings for domestic and international debt by rating agencies could adversely impact our ability to raise additional financing, as well as the interest rates and other commercial terms at which such additional financing is available. This could have a material adverse effect on our financial results, business prospects, ability to obtain financing for capital expenditures and the price of the Company’s Shares and ADSs.

We may be materially and adversely affected by Reserve Bank of India policies and actions.

The Indian stock exchanges are vulnerable to fluctuations based on changes in monetary policy formulated by the RBI. We can make no assurance about future market reactions to RBI announcements and their impact on the price of the Company’s Shares and ADSs. Furthermore, our business could be significantly impacted were the RBI to make major alterations to monetary or fiscal policy. Certain changes, including changes to interest rates, could negatively affect our sales and consequently our Revenue, which could have a material adverse effect on our business, prospects, financial condition and results of operations. While the RBI has initiated several relief measures over the course of 2020, such as providing moratorium on loans, relaxing provisioning norms towards certain loans and taking other measures to enhance liquidity for non-banking financial companies (“NBFCs”), there remains considerable uncertainty around the COVID-19 pandemic and further relief measures and policy actions that may be needed to assist economic recovery.

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

Stock exchanges in India, including BSE Limited (the “BSE”) have, in the past, experienced substantial fluctuations in the prices of their listed securities. Such fluctuations, if they continue or recur, could affect the market price and liquidity of the securities of Indian companies, including the Company’s Shares and, in turn, the Company’s ADSs. These problems have included temporary exchange closures, broker defaults, settlement delays and strikes by brokers. Volatility in other stock exchanges, including, but not limited to, those in the United Kingdom and China, may affect the prices of securities in India, including the Company’s Shares, which may in turn affect the price of the Company’s ADSs. In addition, the governing bodies of the stock exchanges in India have from time to time imposed restrictions on trading in certain securities, limitations on price movements and margin requirements. Furthermore, from time to time, disputes have occurred between listed companies and stock exchanges and other regulatory bodies, which in some cases may have had a negative effect on market sentiment.

There may be a differing level of regulation and monitoring of the Indian securities markets and the activities of investors, brokers and other participants, compared to the United States. For example, while SEBI has prescribed regulations and guidelines in relation to disclosure requirements, insider dealing and other matters relevant to the Indian securities market, there may still be less publicly available information about Indian companies than for United States domestic companies.

Investors may have difficulty enforcing judgments against us or our management.

The Company is a public limited company incorporated in India. The majority of the Company’s Directors and executive officers are residents of India and substantially all of the assets of those persons and a substantial portion of the Company’s assets are located in India. As a result, it may not be possible for you to effect service of process within the United States upon those persons or it may be difficult to effect service of process within the United States on the Company. In addition, you may be unable to enforce judgments obtained in courts of the United States against those persons outside the jurisdiction of their residence, including judgments predicated solely upon U.S. federal securities laws. Moreover, it is unlikely that a court in India would award damages on the same basis as a foreign court if an action were brought in India or enforce foreign judgments if it viewed the amount of damages as excessive or inconsistent with public policy.

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

The exchange rate between the Indian rupee and the U.S. dollar has been volatile in the past and may materially fluctuate in the future. Fluctuations in the exchange rate between the Indian rupee and the U.S. dollar may affect, among others things, the U.S. dollar-equivalents of the price of the Company’s Shares in Indian rupees as quoted on stock exchanges in India and, as a result, the market price of the ADSs. Such fluctuations may also affect the U.S. dollar-equivalent of any cash dividends in Indian rupees received on the Shares represented by the ADSs and the U.S. dollar-equivalent of the proceeds in Indian rupee of a sale of Shares in India.

Holders of ADSs have fewer rights than shareholders and must act through the depositary to exercise those rights.

Although ADS holders have a right to receive any dividends declared in respect of the Shares underlying the ADSs, they cannot exercise voting or other direct rights as a shareholder with respect to the Shares underlying the ADSs. Citibank, N.A. as depository (the “depositary”) is the registered shareholder of the deposited Shares underlying the Company’s ADSs, and only the depositary may exercise the rights of shareholders in connection with the deposited Shares. The depositary will notify ADS holders of upcoming votes and arrange to deliver our voting materials to ADS holders only if requested by the Company. The depositary will try, insofar as practicable, subject to Indian laws and the provisions of the Articles of Association, to vote or have its agents vote the deposited securities as instructed by the ADS holders. If the depositary receives voting instructions in time from an ADS holder which fails to specify the manner in which the depositary is to vote the Shares underlying such ADS holder’s ADSs, such ADS holder will be deemed to have instructed the depositary to vote in favor of the items set forth in such voting instructions. If the depositary does not receive timely instructions from an ADS holder, such ADS holder shall be deemed to have instructed the depositary to give a discretionary proxy to a person designated by us, subject to the conditions set forth in the deposit agreement. If requested by the Company, the depositary is required to represent all Shares underlying ADSs, regardless of whether timely instructions have been received from such ADS holders, for the sole purpose of establishing a quorum at a meeting of shareholders.

In addition, in your capacity as an ADS holder, you will not be able to examine the Company’s accounting books and records, or exercise appraisal rights. Registered holders of the Company’s Shares withdrawn from the depositary arrangements will be entitled to vote and exercise other direct shareholder rights in accordance with Indian law. However, a holder may not know about a meeting sufficiently in advance to withdraw the underlying Shares in time. Furthermore, an ADS holder may not receive voting materials if the Company does not instruct the depositary to distribute such materials, or may not receive such voting materials in time to instruct the depositary to vote.

ADSs are transferable on the books of the depositary. However, the depositary may close its transfer books at any time or from time to time when it deems expedient in connection with the performance of its duties. In addition, the depositary may refuse to deliver, transfer or register transfers of ADSs generally when our books or the books of the depositary are closed, or at any time if we or the depositary deem it advisable to do so because of any requirement of law or of any government or governmental body, or under any provision of the deposit agreement (as defined below), or for any other reason.

For further details on the terms and conditions of the Company’s ADSs and the rights and obligations of the Company’s ADS holders, please see the amended and restated deposit agreement, dated as of September 27, 2004, among the Company, Citibank, N.A., as depository, and all holders and beneficial owners of ADSs issued thereunder, as amended and supplemented by Amendment No. 1, dated as of December 16, 2009, hereinafter referred to as the “deposit agreement,” which is incorporated by reference into this annual report on Form 20-F.

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

The Shares are subject to a daily circuit breaker imposed by stock exchanges in India on publicly listed companies that includes the Company, which does not allow transactions causing volatility in the price of the Shares above a certain threshold. This circuit breaker operates independently from the index-based market-wide circuit breakers generally imposed by SEBI on Indian stock exchanges. The percentage limit on the Company’s circuit breaker is set by the stock exchanges in India based on the historical volatility in the price and trading volume of the Company’s Shares. This circuit breaker effectively acts to limit the upward and downward movements in the price of the Company’s Shares. As a result of this circuit breaker, the Company cannot make any assurance regarding the ability of the shareholders of the Company to sell their Shares or the price at which such shareholders may be able to sell their Shares.

With effect from April 1, 2018, any gain realized on the sale of the Shares will be subject to capital gains tax in India See Item 10.E “Additional Information—Taxation—Taxation of Capital Gains and Losses—Indian Taxation—Capital Gains” of this annual report on Form 20-F for further information on the application of capital gains tax in India to the shareholders of the Company and ADS holders of the Company.

Item 4.	Information on the Company

A. History and Development of the Company

The Company was incorporated on September 1, 1945, as a public limited company under the Indian Companies Act VII of 1913 as Tata Locomotive and Engineering Company Limited, and it received a certificate of commencement of business on November 20, 1945. The Company’s name was changed to Tata Engineering and Locomotive Company Limited on September 24, 1960, and to Tata Motors Limited on July 29, 2003. Tata Motors Limited is incorporated and domiciled in India. We commenced operations as a steam locomotive manufacturer, but this business was discontinued in 1971. Since 1954, we have been manufacturing automotive vehicles. The automotive vehicle business commenced with the manufacture of Commercial Vehicles under financial and technical collaboration with Daimler-Benz AG (now Daimler AG) of Germany. This agreement ended in 1969. We produced only Commercial Vehicles until 1991; thereafter we started producing Passenger Vehicles as well. Together with its consolidated subsidiaries, the Company forms the Tata Motors Group.

In March 2004, we acquired Daewoo Commercial Vehicle Co. Ltd. (now known as Tata Daewoo Commercial Vehicle Co. Ltd. (“TDCV”)). TDCV is engaged in the business of manufacturing heavy, medium and light vehicles such as cargo, trucks, dump trucks, tractor trailers and special purpose vehicle mixers.

In September 2004, the Company became the first company from India’s automotive sector to be listed on the NYSE. The Company’s ADSs are traded on the NYSE under the symbol “TTM”. The Company’s Ordinary Shares and “A” Ordinary Shares are traded on the BSE under the codes 500570 and 570001, respectively, and the National Stock Exchange of India Ltd. (the “NSE”) under the symbols “TATAMOTORS” and “TATAMTRDVR”, respectively.

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

We are one of the leading global automobile manufacturers in the world, providing integrated and smart e-mobility solutions to customers in over 125 countries. With an employee base of over 75,000, our top-of-the-line manufacturing facilities are located across India, the United Kingdom, the United States, Italy and South Korea. We are the only OEM in India that offers an extensive range of mobility solutions for our automotives, covering cars, Utility Vehicles, trucks, and buses. We have a strong global network of 118 subsidiaries, equity accounted associates and joint ventures, including the Jaguar Land Rover in the United Kingdom and the Tata Daewoo in South Korea. We offer a broad portfolio of automotive products, ranging from sub-1 ton to 55 ton GVW trucks (including pickup trucks) to small, medium, and large buses and coaches to Passenger Cars, premium luxury cars and SUVs.

We operate six principal automotive manufacturing facilities in India, including at: (i) Jamshedpur in the state of Jharkhand, (ii) Pune in the state of Maharashtra, (iii) Lucknow in the state of Uttar Pradesh, (iv) Pantnagar in the state of Uttarakhand, (v) Sanand in the state of Gujarat and (vi) Dharwad in the state of Karnataka. We also operate four principal automotive manufacturing facilities in the United Kingdom through our Jaguar Land Rover business, including at: (i) Solihull in the West Midlands (ii) Castle Bromwich, also in the West Midlands, (iii) Halewood in Liverpool and (iv) the engine manufacturing center at Wolverhampton in the West Midlands. In Fiscal 2015, Jaguar Land Rover opened its inaugural overseas manufacturing facility in China, the China Joint Venture. In June 2016, Jaguar Land Rover opened a new manufacturing plant in Itatiaia, Brazil, with an annual production capacity of 24,000 units. Jaguar Land Rover now produces the I-PACE battery electric vehicle and the new Jaguar E-PACE in Graz, Austria under its manufacturing partnership with Magna Steyr. Furthermore, Jaguar Land Rover’s 150,000 units per annum manufacturing plant in Nitra, Slovakia opened in October 2018 and is currently producing the Land Rover Discovery and the all-new Land Rover Defender.

We expanded our international operations through mergers and acquisitions, and in India we have made strategic alliances involving non-Indian companies in recent years, including, but not limited to, the following:

•

We have a joint venture agreement with FCA Italy Spa (“FCA”) (previously known as Fiat Group Automobiles S.p.A., Italy), which is part of the Stellantis N.V. Group. Together with the FCA, we operate a facility located at Ranjangaon in Maharashtra to manufacture Passenger Cars, engines and transmissions for the Indian and overseas markets. Established in April 2008, the plant currently manufactures the Fiat Linea, Fiat Punto, Tata Indica, Jeep, Nexon, Tata Bolt and Tata Zest vehicles, as well as components for such vehicles, such as engines and transmissions. During May 2012, both joint venture partners decided to re-align their Indian joint venture. Accordingly, in March 2013, we and Fiat Group signed a restructuring framework agreement (the “RFA”), which provides, among other matters:

○

a joint arrangement to manufacture and assemble Fiat-branded products, Tata products and any new products (including for third parties) in accordance with the terms and conditions settled in the RFA, with current third-party orders to continue in accordance with the prior terms; and

○	the distribution company, owned by FCA, is responsible for distribution of the Fiat vehicles and parts from April 1, 2013.

•

In December 2006, we entered into a joint venture agreement with Thonburi Automotive Assembly Plant Co. Ltd. (the “Thonburi Group”) to manufacture pickup trucks in Thailand. As of March 31, 2021, we own 97.21% of the joint venture, while the Thonburi Group owns the remaining 2.79%. The joint venture, which began vehicle production in March 2008, enabled us to access the Thailand market, which is a major market for pickup trucks, as well as other potential markets in the ASEAN region. On July 31, 2018, the Company decided to cease its current manufacturing operations of Tata Motors Thailand Ltd and shall continue to address the Thailand market with a revamped product portfolio, suitable to local market needs, delivered through a CBU distribution model.

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

•

In July 2015, Jaguar Land Rover agreed to a manufacturing partnership with Magna Steyr, an operating unit of Magna International Inc, to build the all-electric Jaguar I-PACE and the Jaguar E-PACE in Graz, Austria.

•

In December 2015, Jaguar Land Rover concluded an agreement with the Government of the Slovak Republic for the development of a new manufacturing plant in western Slovakia with the first cars expected to be produced in 2018. The facility represents an investment of GBP1 billion and initial annual capacity of up to 150,000 units. The plant opened in October 2018 and currently produces the Land Rover Discovery and the all-new Land Rover Defender.

•

On March 30, 2017, the Board approved a scheme of merger and arrangement between TML and TML Drivelines Limited, a wholly-owned subsidiary of TML. The merger was completed on April 30, 2018. The merger had no impact on our consolidated financial statements.

•

On May 23, 2018, the Board approved the sale of TML’s shareholding in its wholly-owned subsidiary, TAL Manufacturing Solutions Limited, to Tata Advanced Systems Ltd., a Tata group company. The divestment of TAL Manufacturing Solutions Limited was closed on March 29, 2019, and TML has received Rs.5,334 million, and has acquired the non-aerospace business of TAL Manufacturing Solutions Limited for Rs.1 million. The acquisition of the non-aerospace business had no impact on our consolidated financial statements.

•

Brabo Robotics and Automation Limited (“BRAL”) was incorporated on July 17, 2019, as a-wholly-owned subsidiary of Tata Motors Limited with an operating plan to take over the robotics and factory automation (“RAB”) division of TML as a going concern. The RAB business of TAL Manufacturing Solutions Limited was transferred to TML with effect from April 30, 2019. In Fiscal 2021, we decided to shut down the operations of BRAL.

•

During the Fiscal 2021, as a part of TMLs internal restructuring process, TML has transferred the outsourcing business with effect from October 1, 2020, to TML Business Services Limited (“TMLBSL”), a wholly-owned subsidiary of TML. This had no impact on our consolidated financial statements.

Please see Item 4.B “Information on the Company—Business Overview—Our Strategy—Capital and Product Development Expenditures” and Item 5.B “Operating and Financial Review and Prospect—Liquidity and Capital Resources—Capital Expenditures” of this annual report on Form 20-F for details on our principal capital expenditures.

Through our subsidiary and associate companies, we are engaged in providing engineering and automotive solutions, construction equipment manufacturing, automotive vehicle components manufacturing and supply chain activities, machine tools and factory automation solutions, high-precision tooling and plastic and electronic components for automotive and computer applications, and automotive retailing and service operations. Tata Technologies Limited (“TTL”) is engaged in providing specialized engineering and design services, product life cycle management (“PLM”) and product-centric IT services to leading global manufacturers. TTL’s customers are among the world’s premier automotive, aerospace, industrial heavy machinery and consumer durables manufacturers. As of March 31, 2021, we held 74.42% stake in TTL, and TTL had 11 subsidiaries and one joint venture.

TML Distribution Company Limited (“TDCL”), TML’s wholly-owned subsidiary, was incorporated on March 28, 2008. TDCL provides distribution and logistics support for distribution of our products throughout India. TDCL commenced its operations in Fiscal 2009.

TML’s subsidiary, Tata Motors Finance Limited (“TMFL”), was incorporated on June 1, 2006, with the objective of becoming a preferred financing provider for our dealers’ customers by capturing customer spending over the vehicle life cycle relating to vehicles sold by us. In India, TMFL is registered with the RBI as a systemically important non-deposit taking NBFC and is classified as an asset finance company under the RBI’s regulations on NBFCs. In Fiscal 2015, TMFL acquired 100% shareholding of Rajasthan Leasing Private Ltd., which subsequently changed its name to Tata Motors Finance Solutions Private Ltd., an NBFC registered with the RBI. On June 4, 2015, Tata Motors Finance Solutions Private Ltd. was converted into a public limited company, named Tata Motors Finance Solutions Limited (“TMFSL”). TMFSL focuses on the used vehicle financing business and financing to dealers and vendors within the TML ecosystem. On March 31, 2016, TMFL acquired 100% shareholding in Sheba, a wholly-owned subsidiary of TML and an NBFC-registered entity with the RBI, as a part of restructuring and consolidation of financial services companies under TMFL. Pursuant to restructuring arrangements, TMFL transferred its new vehicle finance business to Sheba on January 31, 2017. During Fiscal 2018, TMFL changed its name to TMF Holdings Limited (“TMFHL”) and Sheba changed its name to TMFL. During Fiscal 2019, TMFHL had acquired 26% of the share capital of Loginomic Tech Solutions Pvt. Limited, a technology-based freight aggregator.

TML’s wholly-owned subsidiary, Tata Motors Insurance Broking and Advisory Services Limited (“TMIBASL”), is a licensed composite insurance broker with the Insurance Regulatory and Development Authority of India that services customers across the country with its expertise in insurance brokerage and consultancy services. TMIBASL commenced business in Fiscal 2008 and provides end-to-end insurance solutions in direct insurance and reinsurance businesses. With the fast-evolving global risk trends, TMIBASL focuses its expertise and efforts to effectively deliver a wide range of products and services for its clients.

In May 2018, the Board approved the sale of TML’s defense business to Tata Advanced Systems Limited, a Tata group company. TML will receive an upfront consideration of Rs.1,000 million and a deferred consideration of 3% of the revenue generated from certain projects for up to 15 years, starting in Fiscal 2020, subject to a maximum deferred consideration of Rs.17,500 million. The scheme of arrangement in respect of the above (“Scheme”) has been approved by the shareholders at the National Company Law Tribunal (“NCLT”) convened shareholders meeting held on July 30, 2019, and sanctioned by the Honorable NCLT, Mumbai bench and the Honorable NCLT Hyderabad bench vide its orders dated December 12, 2019, and December 20, 2019, respectively. As per Clause 21 of the Scheme, the Scheme would be effective on receipt of necessary approvals from authorities, including the Ministry of Defense. After obtaining all necessary approvals, we sold the business on April 1, 2021.

On July 31, 2020, pursuant to the provisions of Sections 230 to 232 and other applicable provisions of Companies Act, 2013 and subject to the requisite regulatory approvals, the Board approved a scheme of arrangement between the Company and TML Business Analytics Services Limited (“TMLBASL”) and their respective shareholders, inter alia, for the transfer of the Company’s Passenger Vehicles business, including the electric vehicle business as a going concern, on a slump sale basis as defined under Section 2(42C) of the Income-tax Act 1961, to TMLBASL. Pursuant to such scheme, the Board also approved the reduction of the Company’s share capital without extinguishing or reducing its liability on any of its Shares by writing down a portion of its securities premium account amounting to Rs111,736 million, with a corresponding adjustment to the accumulated losses of the Company. Upon such scheme becoming effective, the name of TMLBASL shall be changed to “Tata Motors Passenger Vehicles Limited”. The Scheme of Arrangement has been filed with National Company Law Tribunal for approval.

As of March 31, 2021, our operations included 103 consolidated subsidiaries, two joint operations, four joint ventures and 24 equity accounted associates including their subsidiaries, in respect of which we exercise significant influence. As of March 31, 2021, we had approximately 75,278 permanent employees, including approximately 49,024 permanent employees at our consolidated subsidiaries and joint operations.

Tata Incorporated serves as the Company’s authorized U.S. representative. The address of Tata Incorporated is 101 Park Avenue, New York, NY 10178, the United States of America.

The Company’s registered office is located at Bombay House, 24, Homi Mody Street, Mumbai 400 001, India. The Company’s telephone number is +91-22-6665-8282 and the Company’s website address is www.tatamotors.com. The Company’s website does not constitute a part of this annual report on Form 20-F. The SEC maintains a website www.sec.gov that contains reports, proxy statements and other information regarding registrants, including Tata Motors Limited, that file electronically with the SEC.

Over the last three years, from March 31, 2018, to March 31, 2021, the holdings of the Company’s largest shareholder, Tata Sons, along with its subsidiaries and joint venture, have increased from 36.46% to 46.33%. Please see Item 7.A “Major Shareholders and Related Party Transactions—Major Shareholders” for further details of recent changes in major shareholders’ shareholding in the Company.

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

○	“Tata Passenger Vehicles”: Includes Passenger Vehicles and Utility Vehicles manufactured under the Tata and Fiat brands (and excludes vehicles manufactured under the Jaguar Land Rover brand);

○	Jaguar Land Rover: Includes vehicles manufactured under the Jaguar Land Rover brand (and excludes vehicles manufactured under the Tata, Fiat, Daewoo and other brands); and

○	“Vehicle Financing”: Includes financing of TML and Jaguar Land Rover new vehicles, pre-owned vehicles including other OEMs brands and corporate lending to our channel partners,

•	Other operations: Other operations consist of IT services, machine tools, and factory automation solutions.

We believe that this structure improves speed, agility and simplicity within our business units, and enables strong functional leadership, improved decision-making, quicker responses to changing market conditions and clear accountability.

We produce a wide range of automotive products, including:

•

Passenger Vehicles: Our range of Tata-branded Passenger Cars includes the Tiago (compact) and the Altroz (premium) in the hatchback category, and the Tigor and the Tigor EV (mid-sized) in the sedan category. We have expanded our Passenger Car range with several variants and fuel options designed to suit various customer preferences. Our Jaguar Land Rover operations have an established presence in the premium Passenger Car market under the Jaguar brand name. There are six car lines currently manufactured under the Jaguar brand name, including the F-TYPE two-seater sports coupe and convertible, the XF sedan (including the long wheel base XFL at the China Joint Venture), the XE sports saloon (including the long wheel base XEL at the China Joint Venture), the F-PACE Jaguar’s luxury performance SUV, the Jaguar E-PACE compact SUV (manufactured in Graz, Austria under its manufacturing partnership with Magna Steyr and also manufactured at the China Joint Venture plant), and the Jaguar I-PACE (an all-electric performance SUV and Jaguar’s first battery electric vehicle manufactured in Graz, Austria under its manufacturing partnership with Magna Steyr).

•

Utility Vehicles: We manufacture a range of Tata brand Utility Vehicles, including the Harrier, the Nexon, the Nexon (EV), Safari. There are seven car lines under the Land Rover brand, comprising the Range Rover, which recently marked its 50th anniversary, Range Rover Sport, Range Rover Evoque, the Land Rover Discovery, Land Rover Discovery Sport, Range Rover Velar and the Defender.

•

SCVs & Pick Ups: We manufacture a variety of small Commercial Vehicles and pickup trucks (less than 3.5 ton). This includes the Tata Ace, India’s first indigenously developed mini-truck, with a 0.75 ton payload with different fuel options (including the newly launched Petrol variant), the Tata Intra with different payload options and the Tata Yodha pickup range with single cab and double cab variants and 4X2 and 4X4 options.

•

MHCVs and ILCVs: We manufacture a variety of MHCVs and ILCVs, which include trucks, tractors, tippers, multi-axle vehicles and pickups with GVWs (including payload) of between 3.5 tons and 55 tons. We also provide fully built solutions for special applications like garbage compactors, containers, tankers, reefers, and diesel bowser, to customers and various government organizations including solutions related to national defense. In addition, through TDCV, we manufacture a wide array of trucks ranging from 215 horsepower to 560 horsepower, including dump trucks, tractor-trailers, mixers and cargo vehicles. Our signature product is the Prima range of trucks, which are sold in India and South Korea as well as exported to a number of countries in South Asia, the Middle East and Africa. The SIGNA range of new MHCV trucks launched in 2016 has been extended to several additional tractor and tipper variants. Similarly, the newest addition to this portfolio - the Ultra range- now spans across multiple tonnage points starting from 5-ton Light Commercial Vehicles (“LCV”) to 30-ton tractors.

•

CV Passenger Vehicles: We manufacture a variety of passenger carriers including buses. Our products include Magic Express, including an electric variant, a passenger variant for commercial transportation developed on the Tata Ace platform; and the Winger. We also offer a range of buses, which includes the Semi Deluxe Starbus Ultra Contract Bus and the new Starbus Ultra. Our range of buses is intended for a variety of uses, including as intercity coaches (with both air-conditioned and non-air-conditioned luxury variants), as school transportation and as ambulances. We also offer a range of electric buses in different configurations for every application.

Our Strategy

We intend to further strengthen our position in the Indian automobile industry by investing in new products and solutions that exceed customer expectations, improving customer experiences across all our touchpoints, making rigorous cost improvements across our product range, and optimizing our manufacturing and distribution strategy. We have pursued a strategy of increasing our presence in the global automotive markets and enhancing our product range and capabilities through strategic acquisitions and alliances. Building on the success of our “Turnaround” action plan, we have worked towards “Turnaround 2.0”. Turnaround 2.0 aims at “Winning Decisively” in the Commercial Vehicle business, “Winning Sustainably” in the Passenger Vehicle business, “Winning Proactively” in the Electric Vehicles business and embedding “Turnaround” into our corporate culture. We aim to achieve consistent, competitive, cash accretive growth and to position ourselves as a major international automotive company, offering the widest range of products across product segments and applications.

Jaguar Land Rover’s Reimagine Strategy

Jaguar Land Rover is committed to achieving sustainable, profitable growth with positive cash flows in the medium- to long-term with the strong focus on cost reduction and affordability of capital investments, supported most recently by Project Charge and Project Charge +.

In February 2021, our Jaguar Land Rover business announced a change in direction under its new Reimagine strategy. The Reimagine strategy aims to release the full potential of its brands by leapfrogging forward in technology, placing quality and sustainability at the heart of everything it does. At the core of this is the rapid electrification of both Jaguar and Land Rover. Over the next five years, Land Rover intends to welcome six all-electric variants, with the first scheduled to arrive in 2024. In this timeframe, Jaguar is expected to have undergone a complete renaissance, emerging as a pure electric luxury brand by 2025. By the end of the decade, full-BEV powertrains are expected to represent 60% of Jaguar Land Rover’s sales, rising to 100% by 2036. Key elements of Jaguar Land Rover’s Reimagine strategy involve:

•

Quality and efficiency. To enable this accelerated shift in electrification, Jaguar Land Rover plans to establish new benchmark standards in quality and efficiency for the luxury sector and central to this is its new architecture strategy. Jaguar Land Rover plans to migrate from six different architectures today, to just three by the end of the decade, using the flexible modular longitudinal architecture, which is expected to deliver electrified internal combustion engines (e.g., plug-in hybrids and mild-hybrids) initially, but also allows for full battery-electric capability in the future. Jaguar Land Rover also plans to create a radical new market position; one that is aspirational and technologically engaging for the discerning modern luxury customer.

•

Technology. Data is the backbone of every vehicle Jaguar Land Rover creates, in the quality of its manufacturing, its supply chain and the support and services it provides to its customers. Jaguar Land Rover has frictionless access to some of the world’s leading players in technology, software and clean energy that will allow us to accelerate the ingredients for modern luxury by design, including advanced driver assistance systems, autonomous capability, connected services and electric vehicle infrastructure. At the heart of every Jaguar Land Rover vehicle will be the next generation of its domain based electrical vehicle architecture—EVA continuum—developed along with Tata Consultancy Services. This delivers ‘always on, always connected, always up-to-date’, software-over-the-air and the ability for Level 2, 2+ and Level 4 autonomous travel. As part of this focus, annual commitments of approximately GBP2.5 billion will include investments in electrification technologies and the development of connected services, to enhance the journey and experiences of customers, alongside data-centric technologies that will further improve the ownership ecosystem.

•

Refocus to a more agile operation. Through the Reimagine strategy, Jaguar Land Rover aims to right-size, reorganize and repurpose its footprint to become a more agile business. Solihull is planned to become the manufacturing base for the MLA-Flex architecture and the new Jaguar portfolio. Halewood is planned to welcome the new electrified modular architecture and Jaguar Land Rover aims to continue to enhance the strategic benefits of its plants in Slovakia and China. Castle Bromwich will continue to make its existing models to the end of their life and will then be repurposed to benefit from Jaguar Land Rover’s plans to realize efficiencies in its Midlands property portfolio. The value creation expected to be achieved by simplifying Jaguar Land Rover’s manufacturing and architecture strategy aims to improve the utilization of Jaguar Land Rover facilities and overall efficiency. Beyond manufacturing, Jaguar Land Rover is driving transformation through its recently launched Refocus program, which brings together existing and additional activity from across the organization to deliver value and efficiencies. The Jaguar Land Rover global engineering center at Gaydon is planned to become the consolidated home to all its management functions, for frictionless cooperation and agile decision-making, while substantially reducing and rationalizing its other non-manufacturing infrastructure.

•

A clear vision toward 2039. Jaguar Land Rover strives to achieve a net zero carbon position, by 2039. To this end, Jaguar Land Rover continues to explore hydrogen fuel-cell technology and aims to also create a new benchmark in environmental and societal impact for the luxury car sector, accelerating pioneering innovations in materiality, engineering, manufacturing, services and circular economy investments. Through the Reimagine strategy, Jaguar Land Rover targets zero tailpipe emissions by 2036 and aims to become a Net Zero Carbon business by 2039, including in its supply chain, products and global operations.

•

Structured to succeed. The Reimagine strategy targets the transformation of Jaguar Land Rover, with a value creation approach, delivering quality and profit-over-volume. Jaguar Land Rover aims to become a more agile business, with a simplified manufacturing operation. It will deliver a new benchmark in environmental, societal and community impact for a luxury business, creating the world’s most desirable luxury vehicles, against a canvas of true sustainability.

•

Refocus. Refocus is the operational transformation program that drives Jaguar Land Rover’s Reimagine strategy, targeting the delivery of 3% incremental EBIT margin by Fiscal 2026. Refocus brings together existing initiatives (amongst them, Project Charge+ and Project Accelerate) with new activity, into one clear program of priorities that will drive greater value creation. Jaguar Land Rover existing initiatives, such as Project Charge, have already generated cash savings and Refocus intends to build quickly on these solid foundations, continuing the most successful aspects and reorganizing them for faster results. The Refocus program consists of six separate pillars: quality; program delivery and performance; delivered cost per car; end-to-end supply chain; customer and market performance; and maintaining attention to Jaguar Land Rover’s business in China.

Continued Focus on New Product Development

To meet the fast evolving business needs and expectations of customers, each and every BSVI product has been conceptualized and developed to deliver on the key purchasing criteria of our customers, including best-in-class operating economics, comfort and convenience, and enhanced connectivity to assist our customers in better management of their fleet and transportation businesses utilizing our connected vehicle platform.

We recognize that our customers’ expectations are fast evolving due to the changing business scenario. To meet these changing expectations, we introduced our future-ready product portfolio for our Commercial Vehicles business, developed with an aim to ‘redefine transportation’. The entire range of our Commercial vehicles, from sub-1 tonne to 55-tonne gross vehicle/combination weight (“GVW/GCW”), is powered by efficient drivetrains, features a futuristic “Premium Tough” design language and is engineered to cater to a wide variety of dynamic market demands. It offers reduced Total Cost of Ownership (“TCO”) to all users—fleet operators, mid-size transport operators and small transporters, with higher-than-before vehicle performance through value-enhanced features, synchronized service intervals and improved overall vehicle efficiency. With customized transport solutions to address industry-specific applications available in each commercial vehicle segment—M&HCV, I&LCV, SCV & PU, as well as passenger commercial vehicles—Tata Motors offers the widest array of vehicles in the country for customers to select as per their specific requirement. The “Power of 6” value proposition, which guided the design and development of this range institutes significant advances across the key areas relevant for each segment; like lower TCO, improved earning potential, enhanced comfort, connectivity and performance, amongst other attributes. Tata Motors has upgraded every vehicle from bumper to bumper, while also introducing technological and performance upgrades that generate higher revenue and profits through higher fluid efficiency, excellent driving comfort and world-class connectivity features. Some of these key features include higher power output, superior gear shifts, multiple driving modes, improved ergonomics and crash-tested cabins for the safety of the driver.

Our Passenger Vehicles (“PV”) offerings include the NEW FOREVER range that exemplifies the IMPACT 2.0 design language across cars and utility vehicles and is developed using pioneering technologies that are sustainable. With the launch of Tata Safari, we have almost achieved 60% market coverage across various segments, with strong positions in the growing segments.

Our recent product launches, key features and anticipated product launches include the following:

•

The all-new M&HCV BSVI range, which comes with three powerful and reliable Cummins and Turbotronn engines with six power nodes and is available with a choice of three upgraded cabins: the Ultra, Signa and Prima. A number of value enhancers and features such as gearshift advisor, FE switch, additional storage space, wider sleeping berths, T&T steering, three-way adjustable seats, engine brake, Hill Start Assist, Reverse Parking Assistance and LED tail-lights have been introduced for the comfort, convenience, safety and productivity of the driver. The customers also have a choice to select CX and LX value feature packs. Many industry-first products like Signa 4825.TK (India’s First 16 Wheel 16T Tipper), Signa 3118.T (India’s first 10 wheels 31T Truck) and Signa 5525.S 10X2 Tractor were introduced in Fiscal 2021 to improve the cost of operations and profitability of customers. Other introductions included Signa 3521 and Ultra 2821. Fleet Edge, TATA Motors connected vehicle platform and Uptime Guarantee were also launched in our Value-added services under the Gamut of Sampoorna Seva. The entire range of MHCV was well-accepted for superior performance and fuel efficiency, leading to a gain of 70bps in Market Share gain and 300 bps in Net Promoter Score in Fiscal 2021.

•

The I&LCV BSVI range, which offers better fuel economy, improved low-end torque, enhanced gradability and extended service intervals, providing the industry’s most competitive TCO (Total Cost of ownership) for its customers. We introduced an all-new 3.3-litre diesel engine, at two power and torque nodes of 125-155hp and 390-450Nm respectively. During Fiscal 2021, we also introduced the Ultra T.7, which was designed specifically for urban transportation, with its all-new sleek Ultra cabin. We also extended our CNG range to the 16T segment with the launch of LPT 1512g Cargo and LPT 1512 Sleeper Cabin for e-commerce and developed Fuel Bowser & Reefer Applications, addressing the sharply growing demand in these specific segments.

•

The new Small Commercial Vehicles and Pick-up BSVI range featuring the popular Ace, Intra and Yodha now have an increased payload of up to 750kg, 1300kg and 1700 kg, respectively. Tata Ace was introduced in multiple fuel options of Diesel, gasoline and CNG. In Pickups, we introduced BSVI variants of TATA Intra V10, V30 and V30 Cx. Yodha 1700 was launched with increased payload, and improved power, pickup and cabin comfort. Tata Motors’ BS6 range of SCV cargo and pickup vehicles offer best-in-class TCO through improved fuel efficiencies. While Ace got a new digital instrument cluster, added storage space and a USB port, the Intra V30, was upgraded with the largest loading deck in its class, power steering, gear shift advisor and ECO mode.

•

In Fiscal 2021, we also launched the BSVI range of Buses with 4SPCR, 3.3L Cummins, 5L 3.8 SGI & 5.7 SGI CNG Engines offering improved total cost of ownership, comfort & convenience, low NVH, improved ergonomics, and a host of other safety features such as improved visibility, reverse parking assistance and connectivity. We continued to drive the Government electrification agenda and delivered 9m Electric buses to various state transport undertakings (AJL and BEST). TATA Motors now has more than 350 electric buses running on Indian roads with a cumulative running of over 10 million kilometers. In the International Business, 407 & 909 Bus models were delivered in Bangladesh. Understanding the criticality of the pandemic and the need for Ambulances; we introduced TATA Winger & Magic Ambulance. A multi-stretcher heavy-duty medical emergency service vehicle, spacious enough to handle multiple patients requiring critical care was also launched in form of Tata LP410. The Magic Express patient transport ambulance is designed to support medical and health-related services on interior Indian roads, resulting in speedy movement of patients requiring emergency care.

•	In the passenger vehicles business, we launched exciting new variants across its product portfolio, including Tata Altroz I-turbo, Tiago XTA, Harrier XT and Nexon XM-S.

•

In addition, we also launched the iconic flagship SUV—the all-new Safari in February 2021. The new Safari, available in six- and seven-seater options, offers a Kryotec 2L Turbocharged 170PS Diesel Engine, segment leading ride and handling, improved interiors and top-of-the-line safety, technology and connectivity features.

We also plan to continue to build on recent successful product launches for Jaguar Land Rover Business, such as the all-new Land Rover Defender. The recently released 2021 model refreshes and upgrades across the model range including the expansion of electrification to include eight plug-in hybrid electric vehicles, 11 mild hybrid models and all-electric Jaguar I-PACE Some notable Jaguar Land Rover product launches during the year include:

•	Plug-in hybrid versions of the Range Rover Evoque and the Land Rover Discovery Sport supported by a new 1.5-litre 3-cylinder Ingenium petrol engine.

•

Refreshed Jaguar F-PACE with exterior updates, all-new interior, improved infotainment and the choice of in-line 4-cylinder and 6-cylinder engines including plug-in hybrid electric and mild hybrid electric technology.

•

Refreshed Jaguar E-PACE with exterior updates, all-new interior, improved infotainment and the choice of in-line 4-cylinder 2.0-litre engine with mild Hybrid technology or 1.5-litre engine supporting a plug-in hybrid model.

•	2021-model year Land Rover Discovery, including a mild hybrid option, with improved interior and infotainment.

•	2021 model year Range Rover Velar with advanced new infotainment technology and elegant new design features and the choice of both plug-in hybrid and mild hybrid variants.

•

Recently announced plug-in hybrid and mild hybrid variants of the all-new Land Rover Defender and a new Defender Hard Top which is a commercial version available with a range of Ingenium diesel engines and a practical, durable load area.

We have plans to expand the range of our product base further, supported by our strong brand recognition in India, understanding of local consumer preferences, in-house engineering capabilities and extensive distribution network. Facing growing competition, changing technologies and evolving customer expectations, we understand the importance of bringing new platforms to address market gaps and further enhance our existing range of vehicles to ensure customer satisfaction. Our capital expenditures totaled Rs.178,199 million, Rs.302,945 million and Rs.342,236 million during Fiscal 2021, Fiscal 2020 and Fiscal 2019, respectively, and we currently plan to invest approximately of Rs.289,000 million in Fiscal 2022 in capacity, new products and technologies.

Jaguar Land Rover continues to invest in enhancing its technological strengths through in-house research and development activities, including the development of its engineering and design centers which centralize Jaguar Land Rover’s capabilities in product design and engineering. In September 2019, Jaguar Land Rover unveiled new facilities at its Gaydon site in Warwickshire, which was the largest automotive creation and development center in the UK. Jaguar Land Rover also participates in advanced research consortia that bring together leading manufacturers, suppliers or academic specialists in the United Kingdom and are supported by funding from the UK Government’s Technology Strategy Board. In addition, Jaguar Land Rover’s InMotion Ventures business unit invests in future transport and mobility solutions and focuses on developing innovative mobility solutions to overcome and address future travel and transport challenges.

Leveraging Our Capabilities

We have manufacturing facilities across five locations in India, which deliver mobility solutions to four product lines with products ranging from 0.5 tons to 55 tons. These state-of-the-art facilities cater to not only the domestic and international market but also defense markets. To date, over a history of 75 years, we have manufactured more than 10 million Commercial Vehicles. In Fiscal 2021, we have delivered more than 0.26 million vehicles while driving our operating costs towards benchmark levels through various initiatives and levers. We also endeavor to make our operations sustainable in terms of safety and health, corporate responsibility, and environment with stringent targets in these areas enabled by various initiatives and guided by strong governance committees.

Our product portfolio of Tata-brand vehicles includes the Tiago, Altroz, Tigor, Tigor (EV), Nexon, Nexon (EV), Harrier and Safari which enable us to compete in various Passenger Vehicle market categories, catering to almost 60% of the market categories. We also offer alternative fuel vehicles. We also intend to expand our sales reach and volumes in rural areas, where an increase in wealth has resulted in a declining difference between urban and rural automobile purchase volumes.

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

Jaguar Land Rover invests in the development of new and refreshed products for new and existing segments by introducing new powertrains and technologies, including CO2 reduction and electrification that satisfy both customer preferences and regulatory requirements. Jaguar Land Rover expects investment spending of up approximately GBP2.5 billion in Fiscal 2022, split approximately evenly between research and development and tangible fixed assets such as facilities, tools and equipment as well as other investments.

In October 2014, Jaguar Land Rover opened its EMC at Wolverhampton, in the West Midlands. The plant currently manufactures Jaguar Land Rover’s own in-house 2.0-Liter diesel and gasoline engines, which are now available across the majority of models as well as the 6-cylinder 3.0-litre Ingenium gasoline and diesel engines. Jaguar Land Rover’s in-house engines have been engineered to ensure maximum manufacturing efficiency, flexibility to increase the number of engine variants and consistently high quality. In July 2017, the China Joint Venture opened its engine manufacturing facility, which produces Jaguar Land Rover’s own in-house 2.0-Liter petrol Ingenium engine for installation into vehicles produced locally at the joint venture plant in Changshu.

The Jaguar E-PACE and the all-electric Jaguar I-PACE battery electric vehicle are produced under the manufacturing partnership with Magna Steyr, in Graz, Austria. Jaguar Land Rover’s manufacturing facility in Nitra, Slovakia, with annual capacity of 150,000 units, opened in October 2018 and is currently producing the Land Rover Discovery and the all-new Land Rover Defender, which started in January 2020. In June 2016, Jaguar Land Rover opened its first wholly-owned international manufacturing plant in Brazil.

For Fiscal 2022, on a consolidated basis, we expect to invest over Rs.289,000 million in property, plants and equipment and product development.

Continuing Focus on High Quality and Enhancing Customer Satisfaction

We place strong emphasis on customer comfort, and had launched Sampoorna Seva in 2018, which is a comprehensive package that addresses all after-sales needs of our customers. We continued to extend our presence with Tata Motors’ extensive dealership and service network of over 2600+ touch points with a service facility at every 62km across the country, manned by trained specialists and backed by Tata Genuine Parts. Tata Motors also extends various vehicle care programs, fleet management solutions, annual maintenance packages and resale for commercial vehicles under the Sampoorna Seva 2.0 initiative. Additionally, Tata Alert offers 24×7 roadside assistance for all vehicles under warranty while Tata Kavach ensures that all accidental vehicles insured under Tata Insurance are repaired within 15 days.

In 2021, TML CVBU won the Customer Obsession Award for the third consecutive year from the Confederation of Indian Industry (an apex body for all industries in India), while also receiving a special award for “digital journey”.

Our various efforts to improve customer satisfaction levels continued to be reflected in numerous recognitions we received. In a recent Net Promoter Score Brand Health Track survey conducted by Millward Brown Market Research Services India Pvt. Ltd., TML Commercial Vehicles scored at 68, an increase of 3 points from 65 in the last survey which is an improvement of 11 points from 57 in Fiscal 2018. During Fiscal 2021, our efforts towards customer-centricity, product innovation, digital innovation and environment were recognized by various industry associations, and we were awarded several recognitions, including:

•	CV Manufacturer of the Year for the third consecutive year, along with six other segmental awards at the prestigious Apollo CV awards 2021;

•	Two Golden Peacock awards, for DigiVOR and the 9x9 electric bus;

•	CII Customer Obsession award for the third consecutive year;

•	Tata InnoVista award for modular Intra vehicle platform;

•	World Innovation Congress award for Digi VOR;

•	First Prize in national energy conservation by the Ministry of Power and Bureau of Energy Efficiency for Jamshedpur Plant; and

•	Six awards at the Business Leader of the Year awards for E-Dukaan, performance monitoring, Faculty of Management Studies (University of Delhi), spare finance, customer experience, and spare marketing.

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

In our Passenger Vehicle segment, we received a strong response and accolades with more than 15 awards during the year, including the following:

No.	Media	Category	Product
1.	Indian Car of the Year Awards	Indian Car of the Year	Tata Altroz
		Green Car Award	Nexon EV
2.	Motor Octane Awards	Best Indian Car	Tata Altroz
3.	Autocar India Awards	Best Design & Styling	Tata Altroz
		Green Car of the Year Award	Nexon EV
4.	Car India Awards	Green Car of the Year Award	Nexon EV
5.	Car & Bike Awards	EV of the Year	Nexon EV
		Premium Hatchback of the year	Tata Altroz
		Safety Tech of the year	Tata Altroz
6.	Motor Vikatan Awards	Entry level Hatchback of the year	Tata Tiago
		EV of the year	Nexon EV
7.	Auto Portal Awards	Technology of the Year award	Nexon EV
8.	Unbiased Awards	Car of the Year	Tata Altroz
9.	T3 Awards	Electric Car of the Year	Nexon EV
10.	CII awards	Mobility Design: Four Wheeler Vehicle	Tata Nexon
11.	Namaste Car Awards	Hatchback of the year	Tata Altroz
		Car Manufacturer of the Year	Tata Motors
		Design of the Year	Tata Safari

During Fiscal 2021, our Commercial Vehicles business received numerous awards, including:

BUSINESS LEADER OF THE YEAR AWARDS

No.	Award Category	Awarded Model/campaign
1.	Innovative Project of the Year	Spare Parts—Retail Financing, Commercial Vehicle Performance Management & Improvement through Predictive Analytics
2.	Best Innovation in Marketing	Spare Part Marketing
3.	Innovative Service Provider of the Year	Fleet Management Solution
4.	Best Innovative on-line Service	E-Dukan
5.	Customer Centric Excellence Award	Customer Experience

APOLLO CV AWARDS

No.	Award Category	Awarded Model/OEM
1.	CV Manufacturer of the Year	Tata Motors Limited
2.	LCV Cargo Carrier of the Year	Tata Ultra T.7
3.	HCV Rigid Cargo of the Year	Tata Signa 4225.T
4.	MCV Cargo Carrier of the Year	Tata Ultra 1918.T
5.	HCV Tipper of the Year	Tata Signa 4825.TK
6.	Special Application CV for the year	Tata Ultra T.11 Fuel Browser

Tata Motors Limited Commercial Vehicles business also won more than 114 awards at the 31st ISSAN National Convention.

Jaguar and Land Rover has received numerous awards from leading international motoring writers, magazines and opinion leaders from Fiscal 2020, reflecting the strength of its model line-up, design and engineering capabilities. A selection of recent awards is listed below.

Award	Model	Awarding Institution	Date
World Car Design of the Year	All-new Land Rover Defender	World Car Awards	April 2021
Supreme Winner Women’s World Car of the Year 2021 and Best Medium SUV 2021	All-new Land Rover Defender	The Women’s World Car of the Year (WWCOTY) awards	March 2021
Car of the Year	All-new Land Rover Defender	Top Gear	December 2020
Best Electric Luxury SUV	Jaguar I-PACE	What Car? Electric Car Awards	August 2020
Best domestic compact SUV and offroader	All-new Range Rover Evoque	Best Car	March 2020

Environmental Performance

Jaguar Land Rover’s strategy is to invest in products and technologies that are ahead of expected stricter environmental regulations and ensure that it benefits from a shift in consumer awareness of the environmental impact of its vehicles. Jaguar Land Rover’s environmental vehicle strategy focuses on developing new propulsion technology, overall vehicle weight reduction and reducing parasitic losses through the driveline and minimizing energy consumption. Twelve of Jaguar Land Rover’s 13 nameplates now have electrified options, comprising eight plug-in hybrid and 11 mild hybrid models as well as the all-electric Jaguar I-PACE.

Jaguar Land Rover is a global leader in the use of aluminium and other lightweight materials to reduce vehicle weight and improve CO2 emissions and fuel efficiency. It plans to continue to build on this expertise and extend the application of aluminium construction as it develops new and refreshed products. The aluminium body architecture introduced on the Jaguar XE is also used in the Jaguar XF, the Jaguar F-PACE and the Range Rover Velar. The all-new Land Rover Defender, Land Rover Discovery, Range Rover and Range Rover Sport all use the same light weight architecture, with Land Rover’s new MLA to be launched soon. Its lighter vehicles, powered by downsized, more efficient engines and alternative powertrains, have all contributed to its improved carbon footprint. As indicated above, Jaguar Land Rover is developing a new aluminium modular longitudinal architecture, on which future Land Rover vehicles will be based, along with Land Rover’s future Electric Modular Architecture.

Jaguar Land Rover has also developed more efficient powertrains and other related technologies. These include smaller and more efficient 2.0-Liter Ingenium diesel and gasoline engines, as well as 6-cylinder 3.0-litre Ingenium gasoline and diesel engines. Land Rover also has a 1.5-litre petrol engine that supports the plug-in hybrid variants of the Range Rover Evoque, Land Rover Discovery Sport and the Jaguar E-PACE. The modular nature of our Ingenium engines allows for different engine configurations, allowing us to further expand our Ingenium family of engines.

In addition to CO2 emissions and fuel efficiency, all our powertrains have been developed to meet the world’s most stringent air quality emissions regulations such as the United States Environmental Protection Agency (“EPA”) Tier 3 and California Low-Emission Vehicle 3 (“LEV3”). Furthermore, our early adoption of urea Selective Catalytic Reduction technology enabled us to react quickly to pressure to lower nitrogen oxide (“NOx”) emissions from diesel engines and allowed us to significantly reduce NOx emissions from all our diesel vehicles.

Jaguar Land Rover is also taking measures to reduce emissions, waste and the use of natural resources in all of its operations.

Mitigating Cyclicality

The automobile industry is impacted by cyclicality. To mitigate the impact of cyclicality, we plan to continually strengthen our operations through gaining market share across different segments and offer a wide range of products in diverse geographies. We also plan to continue to strengthen our business operations other than with vehicle sales, such as the financing of our vehicles, spare part sales, service and maintenance contracts, sales of aggregates for non-vehicle businesses, reconditioning of aggregates and sale of castings, production aids and tooling and fixtures in order to reduce the impact of cyclicality of the automotive industry.

Expanding Our International Business

Our international expansion strategy involves entering into new markets where we have an opportunity to grow and to introduce new products to existing markets in order to grow our presence in such markets. Our international business strategy has already resulted in the growth of our international operations in select markets and chosen segments over the last five years. Based on our internal assessments, in recent years, we have grown our market share across various African markets such as Tanzania, Kenya, Uganda and Nigeria, in addition to strengthening our dominant market position in the South Asian markets of Bangladesh, Nepal and Sri Lanka based on data compiled by our country managers. In keeping with our strategy to enter and grow in new regions, we have focused on business in the ASEAN countries. We have also expanded our international presence through acquisitions and joint ventures. Our acquisition of Jaguar Land Rover significantly expanded our presence in overseas markets. Through Jaguar Land Rover, we offer products in the premium performance car and premium all-terrain vehicle categories with globally recognized brands, and we have diversified our business across markets and product categories as a result. We intend to continue to build upon the internationally recognized brands of Jaguar Land Rover. The production of the Range Rover Evoque commenced at the China Joint Venture in October 2014 and went on general retail sale in China in February 2015. Production of the Discovery Sport was also added as the second vehicle to be manufactured at the China Joint Venture in Fiscal 2016, which went on general retail sale in November 2015. In September 2016, the long wheelbase Jaguar XFL went on sale followed by the long wheel base Jaguar XEL in December 2017. The E-PACE also went on sale in November 2017 and commenced sales from the China Joint Venture in September 2018. The all-new Land Rover Discovery went on sale in February 2017 and the new Range Rover Velar went on sale in July 2017 with the refreshed 18 model year Range Rover and Range Rover Sport (including PHEV models) going on sale from November 2017. The multi award winning Jaguar I-PACE went on sale in June 2018 and the all-new Evoque went on sale in February 2019. The new refreshed Jaguar XE was launched in March 2019 and the refreshed Land Rover Discovery Sport was revealed in May 2019 and was launched in China (through our China Joint Venture) in March 2020. The refreshed Jaguar F-TYPE was launched in December 2019 and the production of the all-new Land Rover Defender began in January 2020 at the manufacturing plant in Nitra, Slovakia, with its first retail sales in March 2020. Plug-in hybrid versions of the Range Rover Evoque and the Land Rover Discovery Sport, supported by a new 1.5-litre 3-cylinder Ingenium petrol engine, were recently launched in April 2020. In September 2020, we launched a refreshed Jaguar F-PACE (with exterior updates, all-new interior, improved infotainment and the choice of in-line 4- and 6-cylinder engines, including plug-in hybrid electric and mild hybrid electric technology) and a 2021 model year Range Rover Velar (with advanced new infotainment technology and elegant new design features and the choice of both plug-in hybrid and mild hybrid variant). Plug-in hybrid and mild hybrid variants of the Jaguar E-PACE and a mild hybrid variant of the Jaguar XE and the Jaguar XF as well as the refreshed Range Rover Discovery are now on sale. Jaguar Land Rover is ahead of its target schedule and has already launched one full battery electric vehicle, eight plug-in hybrid electric vehicles and 11 mild hybrid electric vehicles during Fiscal 2021.

During Fiscal 2008, we established a joint venture company to undertake manufacture and assembly operations in South Africa, which has been one of our largest export markets from India in terms of unit volume. The joint venture company, Tata Motors (SA) (Proprietary) Limited, commenced operations in July 2011. Currently, Tata Motors (SA) (Proprietary) Limited caters to the South African, Zambia and Mozambique markets and, in Fiscal 2021, sold 631 units.

Reducing Operating Costs

We believe that our scale of operations provides us with a significant advantage in reducing costs and we plan to continue to sustain and enhance this cost advantage.

Our ability to leverage our technological capabilities and our manufacturing facilities among our Commercial Vehicles and Passenger Vehicles businesses enables us to reduce cost. For example, the diesel engine used in our Indica was modified to engineer a new variant for use in the Ace platform, which helped to reduce the project cost. Similarly, platform-sharing for the manufacture of pickup trucks and UVs enables us to reduce capital investment that would otherwise be required, while allowing us to improve the utilization levels at our manufacturing facilities. Where appropriate, we intend to apply our existing low-cost engineering and sourcing capability to Jaguar Land Rover vehicles.

The Passenger Vehicle business landscape is seeing rapid transformation in the form of tightening emission norms, push towards electrification, enhanced disruptions from autonomous and connected technologies and, as the aspiration levels of the Indian consumer continue to rise, requiring stepped-up investments in contemporary products in a competitive market. We are taking steps towards subsidiarization of the PV business to secure mutually beneficial strategic alliances that provide access to products, architectures, powertrains, new age technologies and capital and is likely to optimize the operating cost base further into Fiscal 2022.

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

Our vendor relationships also contribute to our cost reductions. For example, we believe that the vendor rationalization program has provided economies of scale to our vendors, which have benefitted our cost programs. We are also undertaking various internal and external benchmarking exercises that would enable us to improve the cost effectiveness of our components, systems and sub-systems.

In Fiscal 2021, significant efforts were dedicated toward cost reduction and cash conservation. Tata Motors Limited achieved savings of Rs.93,000 million against the cash and cost savings targets of Rs.60,000 million (based on analytically derived unaudited estimates comprising of savings of Rs. 26,000 million in investment spending, Rs. 45,000 million in working capital and Rs. 22,000 million in cost and profits against targets of Rs. 30,000 million, Rs. 15,000 million and Rs. 15,000 million, respectively).

As part of Jaguar Land Rover’s Project Charge and Charge+ programs GBP2.5 billion of cost and cash efficiencies (based on analytically derived unaudited estimates comprising of GBP0.4 billion in working capital, GBP1.0 billion in investment and GBP1.1 billion in cost and profits) were achieved in Fiscal 2021, leading to cumulative savings of GBP6 billion (based on analytically derived unaudited estimates comprising of GBP1.0 billion in working capital, GBP2.9 billion in investment and GBP2.1 billion in cost and profits) over the duration of the Charge and Charge + programs from Fiscal 2019 to Fiscal 2021 (based on analytically derived unaudited estimates).

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

Expanding Customer Financing Activities

Vehicle sales embedded with financing expedite purchases and sales. As part of our efforts to achieve this objective, we have teamed up within Tata Motors Group to introduce various consumer programs that aim to increase sales and improve consumer satisfaction. We are servicing consumers in more than 11,000 postal codes in the country through a network of 261 physical branches and digital presence. To facilitate increased sale and retention of clients, we have launched life cycle products. Additionally, we also offer various customized funding solutions to dealers and vendors, thereby supporting the entire ecosystem.

Continuing to Invest in Technology and Technical Skills

We believe we are one of the most technologically advanced indigenous vehicle manufacturers in India. Over the years, we have enhanced our technological strengths through extensive in-house research and development activities. Further, our research and development facilities at our subsidiaries, such as TMETC, TDCV, TTL and Trilix, together with the two advanced engineering and design centers of Jaguar Land Rover, have increased our capabilities in product design and engineering. In our Jaguar Land Rover business, we are committed to investments in new technologies to develop products that meet the challenges and opportunities of the premium market, including developing sustainable technologies, like electric propulsion, to improve fuel economy and reduce CO2 emissions and new modular longitudinal architecture. We consider technological leadership to be a significant factor in our continued success, and therefore intend to continue to devote significant resources to upgrade our technological base.

Maintaining Financial Strength

Our cash flow from operating activities in Fiscal 2021 and Fiscal 2020 was Rs.290,005 million and Rs.266,329 million, respectively. Our operating cash flows are primarily due to implementation of cost-reduction programs, and prudent working capital management. We have established processes for project evaluation and capital investment decisions with an objective to enhance our long-term profitability.

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

We offer a variety of support products and services for our customers. In order to improve customer experience and business prospects of our BSVI vehicles, we have decided to upgrade the connected vehicle solution on our existing connected vehicle platform.

In Fiscal 2021, Tata Motors launched Fleet Edge, a next-generation connected vehicle solution that enables fleet management, with informed decision making. Tata Motors is taking the connected vehicle solutions to the next level with the introduction of Fleet Edge that has the capability of processing large amounts of data generated by the Telematics Control Unit and offers real-time insights for track and trace, vehicle health, driving behavior, real-time fuel efficiency and fuel loss alert. Customers will also be able to track the due date of the important vehicle documents. These insights will be available to customers through a user-friendly interface on Tata Motors Fleet Edge portal and will help customers manage their fleet even more efficiently. Fleet Edge is also accessible on smartphones via an app, on a real-time basis.

Tata Motors is India’s largest commercial vehicle manufacturer by volume in Fiscal 2021 and a leading M$HCV (>6ton) manufacturer globally. The Net Promoter Score, customer loyalty and satisfaction measurement, continued growth trajectory and grew by 300 basis points from 65 in Fiscal 2020 to 68 in Fiscal 2021. The Net Promoter Score saw an improvement of 1,100 basis points over the last five waves.

We believe customers associate the Tata name with reliability, trust and ethical value, and that our brand name is gaining significant international recognition due to the international growth strategies of various Tata companies. The Tata brand is used and its benefits are leveraged by Tata companies to their mutual advantage. We recognize the need for enhancing our brand recognition in highly competitive markets in which we compete with internationally recognized brands. We, along with Tata Sons and other Tata companies, will continue to promote the Tata brand and leverage its use in India, as well as in various international markets where we plan to increase our presence. Supported by the Tata brand, we believe our product brands, such as the Tiago, Tigor, Tigor (EV), Altroz, Nexon, Nexon (EV), Harrier, Safari, Ace, Magic, Prima, Daewoo, Jaguar, Range Rover and Land Rover are highly regarded brands, which we intend to continue to nurture and promote.

Overview of Automotive Operations

Our total wholesale sales worldwide (including international business sales, Jaguar Land Rover sales and excluding sales by our China Joint Venture) in Fiscal 2021 and Fiscal 2020 are set forth in the table below:

	Fiscal 2021	Fiscal 2020
	Units
Passenger cars	203,361	202,010
Utility vehicles	366,909	411,866
Intermediate and Light Commercial Vehicles	42,386	47,406
SCVs & Pick Ups	146,174	167,639
CV Passenger Vehicle	10,377	44,335
Medium and Heavy Commercial Vehicles	68,576	88,207

Total	837,783	961,463

We sold 490,151 units of Tata Commercial Vehicles and Tata Passenger Vehicles and 347,632 units (excluding wholesales from the China Joint Venture) of Jaguar Land Rover vehicles in Fiscal 2021. In terms of units sold, our largest market was India where we sold 463,736 and 448,614 units during Fiscal 2021 and Fiscal 2020, respectively (constituting 55.4% and 46.7% of total sales in Fiscal 2021 and Fiscal 2020, respectively), followed by North America, where we sold 93,759 units and 135,766 units in Fiscal 2021 and Fiscal 2020, respectively (constituting 11.2% and 14.1% of total sales in Fiscal 2021 and Fiscal 2020, respectively). Please see Item 5.A “Operating and Financial Review and Prospects—Operating Results—Geographical Breakdown” for a breakdown of the Company’s total revenue by geographic market in Fiscal 2021, Fiscal 2020 and Fiscal 2019.

Our total sales worldwide segment wise (excluding sales by our China Joint Venture) in Fiscal 2021 and Fiscal 2020 are set forth in table below:

Category
	2021		2020
	Units	%	Units	%
Tata Commercial Vehicles	267,513	31.9%	347,587	36.2%
Tata Passenger Vehicles	222,638	26.6%	137,924	14.3%
Tata Commercial Vehicles and Tata Passenger Vehicles	490,151	58.5%	485,511	50.5%
Jaguar Land Rover	347,632	41.5%	475,952	49.5%

Total	837,783	100.0%	961,463	100.0%

Tata Commercial Vehicles and Tata Passenger Vehicles

India is the primary market for Tata and other brand vehicles (including vehicle financing). During Fiscal 2021, the Indian automotive sector was impacted by several challenges, including the COVID-19 pandemic, subdued demand, weak consumer sentiment, and supply shortages. The COVID-19 pandemic significantly impacted our sales in India in the first quarter of Fiscal 2021, although some recovery was observed beginning with the second quarter of Fiscal 2021.

The following table sets forth our total wholesale sales worldwide of Tata Commercial Vehicles and Tata Passenger Vehicles:

	Fiscal 2021		Fiscal 2020
	Units	%	Units	%
Tata Passenger Vehicles	222,638	45.4%	137,924	28.4%
Tata Commercial Vehicles	267,513	54.6%	347,587	71.6%

Total	490,151	100.0%	485,511	100.0%

Of the 490,151 units sold overall in Fiscal 2021, the Company sold 463,736 units of Tata and other brand vehicles in India and 26,415 units outside India, compared to 448,614 units and 36,897 units, respectively, in Fiscal 2020.

We maintained our leadership position in the Commercial Vehicle category in India, which was characterized by increased competition during the year. The Passenger Vehicle market also continued to be subject to intense competition.

The following table sets forth our market share in various categories in the Indian market based on TML wholesale volumes:

Category	Fiscal 2021	Fiscal 2020
Passenger Cars	8.8%	4.2%
Utility Vehicles	7.4%	5.6%
Total PV	8.2%	4.8%
Medium and Heavy Commercial Vehicles	58.1%	57.4%
Intermediate and Light Commercial Vehicles	45.9%	47.2%
SCVs & Pick Ups	37.5%	37.9%
CV Passenger Vehicles	40.6%	40.9%
Total CV	42.4%	43.0%

Total Four-Wheel Vehicles	14.1%	12.7%

Source: Society of Indian Automobile Manufacturers Report and our internal analysis.

The following table sets forth TML total domestic wholesales and retails of Tata Commercial Vehicles and Tata Passenger Vehicles.

	Wholesale Volume (in units)			Retail Volume (in units)
	Fiscal 2021	Fiscal 2020	% change	Fiscal 2021	Fiscal 2020	% change
Tata Commercial vehicles	241,668	312,267	(22.6)	208,437	360,787	(42.2)
Tata Passenger vehicles	222,074	131,796	68.5	228,863	148,789	53.8

Total	463,742	444,063	4.4	437,300	509,576	(14.2)

Passenger Vehicles in India

Industry sales of Passenger vehicles (including Vans) decreased by 2.0% to 2,709,936 units in Fiscal 2021 from 2,766,512 units in Fiscal 2020. The following table sets forth the breakup of the wholesale sales in various categories of TML.

	Industry Sales (in units)			Tata Passenger Vehicles Sales (in units)
	Fiscal 2021	Fiscal 2020	% change	Fiscal 2021	Fiscal 2020	% change
Passenger Cars	1,541,968	1,695,344	(9.0)	135,680	71,719	89.2
Utility Vehicles	1,062,887	952,764	11.6	86,394	60,077	43.8

Total	2,604,855	2,648,108	(1.6)	222,074	131,796	68.5

Industry-wide sales of Passenger cars in India decreased by 9.0% in Fiscal 2021, compared to a 23.6% decline in Fiscal 2020, while Utility Vehicles sales increased by 11.6% in Fiscal 2021 compared to marginal increase in Fiscal 2020. While overall industry sales were lower than in Fiscal 2020, the trend of preference towards personal mobility reduced the overall impact of slowdown. TML Passenger vehicle sales increased by 68.5% to 222,074 units in Fiscal 2021 compared to 131,796 units in Fiscal 2020. Tata Passenger Vehicle sales in India increased by 62.8% to 222,075 units in Fiscal 2021 from 136,446 units, reflecting a strong response for the New Forever Range. Retail sales marginally outnumbered wholesale sales, thereby reaffirming strong demand for the New Forever Range and thin pipeline inventory at our dealers.

In Passenger cars category, TML sales increased by 89.2% to 135,680 units in Fiscal 2021 compared to 71,719 units in Fiscal 2020. Tata-brand vehicles sales increased to 135,681 units in Fiscal 2021, compared to 75,781 units in Fiscal 2020. During Fiscal 2021, we launched refreshed variants of products, including Altroz I Turbo, Altroz XM and Tiago XTA. Our market share for Passenger Cars in India was higher at 8.8% in Fiscal 2021, compared to 4.2% in Fiscal 2020.

In the Utility Vehicles category, TML sales increased by 43.8% to 86,394 units in Fiscal 2021 compared to 60,077 units in Fiscal 2020 and Tata-brand vehicles sales increased to 86,394 units in Fiscal 2021 compared to 60,665 units in Fiscal 2020, representing a strong demand for Tata Nexon and Tata Harrier. Our market share of Utility Vehicles in India has increased and stands at 7.4% in Fiscal 2021, compared to 5.6% in Fiscal 2020. In Fiscal 2021, we launched Tata Safari and refreshed variants for Tata Nexon and Harrier. We launched Tata Safari in January 2021 and sold 3,855 units in Fiscal 2021.

Tata Motors continued to remain market leader in electric vehicles in Fiscal 2021, with a 71% share due to a strong response for Nexon EV.

Commercial Vehicles in India

Industry sales of commercial vehicles decreased by 21.7% to 569,307 units in Fiscal 2021 from 726,762 units in Fiscal 2020. The following table sets forth the breakup of the wholesale sales in various categories on standalone basis.

Category	Industry Sales (in units)			Tata Commercial Vehicles Sales (in units)
	Fiscal 2021	Fiscal 2020	% change	Fiscal 2021	Fiscal 2020	% change
Medium and Heavy Commercial Vehicles	100,712	132,272	(23.9)	58,528	75,918	(22.9)
Intermediate and Light Commercial Vehicles	82,386	89,066	(7.5)	37,826	42,077	(10.1)
SCVs & Pick Ups	365,347	411,352	(11.2)	136,835	155,790	(12.2)
CV Passenger Vehicles	20,862	94,072	(77.8)	8,479	38,482	(78.0)

Total	569,307	726,762	(21.7)	241,668	312,267	(22.6)

The Commercial Vehicle industry continued to be impacted in Fiscal 2021, because of the COVID-19 pandemic, lower freight utilizations, difficulties in obtaining financing and some hesitation due to rising costs for BS VI vehicles.

MHCVs in India

Sales of TML in the MHCVs category in India decreased by 22.9% to 58,528 units in Fiscal 2021 compared to 75,918 units in Fiscal 2020 and Tata-brand vehicle sales decreased to 58,521 units in Fiscal 2021, compared to 75,848 units in Fiscal 2020. The MHCV segment witnessed a sharp decline in the first quarter of Fiscal 2021, thereby sequentially improving quarter-on-quarter, as the economy unlocked and infrastructure projects, housing construction and mining segment picked up. We continued to witness strong demand in this segment and increased our market share by 70 bps to 58.1% in Fiscal 2021.

ILCVs in India

Sales of TML in the ILCVs category in India decreased by 10.1% to 37,826 units in Fiscal 2021 compared to 42,077 units in Fiscal 2020 and Tata-brand vehicle sales decreased to 37,826 units in Fiscal 2021, from 42,052 units in Fiscal 2020.

SCVs & Pick Ups in India

Sales in SCVs & Pick Ups category in India of Tata-brand vehicle decreased by 12.2% to 136,835 units in Fiscal 2021 from 155,790 units in Fiscal 2020. Amongst all segments in commercial vehicles, the SCV and Pick Up category witnessed a lower decline because of increased demand from e-commerce players and necessity for last mile distribution. TML received a significant order of 6,413 Tata Ace Gold vehicles from Andhra Pradesh State Civil Supplies Corporation.

CV Passenger Vehicles in India

Sales in CV Passenger Vehicles category in India of TML decreased by 78.0% to 8,479 units in Fiscal 2021 compared to 38,482 units in Fiscal 2020 and Tata-brand vehicle sales decreased to 8,479 units in Fiscal 2021 from 38,478 units in Fiscal 2020. Passenger segment was impacted the highest because of the COVID-19 pandemic, with work from home protocols, schools not reopening and lower demand from State Transport Undertakings.

Tata Commercial Vehicles and Tata Passenger Vehicles—Exports

International business is a key part of our portfolio since its inception in 1961. We have a global presence in more than 46 countries, including all South Asian Association for Regional Cooperation countries, South Africa, Africa, Middle East and Southeast Asia. We market a range of products including M&HCV trucks, LCV trucks, buses, pickups and small commercial vehicles.

Our overall sales in international markets decreased by 32.0% to 20,849 units in Fiscal 2021, compared to 31,144 units in Fiscal 2020. Commercial vehicles exports were 20,283 units in FY 2020-21, as compared to 29,664 units in FY 2019-20. In Africa, Tanzania clocked the highest retails since September 2018, while both Congo and Ghana recorded highest retails after five years. Saudi Arabia also clocked its highest retails in the last two years and the entire Middle East buses closed the year with a 12% higher market share than the previous year. Passenger Vehicles exports were at 566 units in Fiscal 2021, compared to 1,480 units in Fiscal 2020. Sales were substantially impacted by the COVID-19 pandemic.

We continue to monitor our business in context of the evolving sanctions on certain individuals, entities and countries, including Myanmar. As of the date of this annual report on Form 20-F, the Tata Motors Group operates its business in a manner consistent with all applicable sanctions, including those imposed in early 2021 on certain individuals and entities related to Myanmar. As of the date of this annual report on Form 20-F, we only support after-sales services under contractual obligations existing prior to the 2021 sanctions relating to Myanmar, and we continue to monitor such activities in the country.

Tata Daewoo Commercial Vehicle Co. Ltd, or TDCV, our subsidiary company that engages in the design, development, and manufacturing of MHCVs and LCVs witnessed a decrease in overall sales by 1.2% to 5,127 units in Fiscal 2021 from 5,190 units in Fiscal 2020. In its domestic market (South Korea), TDCV’s sales increased by 3.4% from 3,581 units in Fiscal 2020 to 3,701 units in Fiscal 2021. The market share for this segment was 20.1% in Fiscal 2021, compared to 20.5% in Fiscal 2020. Apart from MHCV, TDCV also launched new product range of LCV vehicles in the fourth quarter of Fiscal 2021, which accounted 241 units of sales in the Fiscal 2021. Due to the product range expansion, total domestic sales increased by 10.1% from 3,581 units in Fiscal 2020 to 3,942 units in Fiscal 2021. The export market was severely impacted by the COVID-19 pandemic and experienced a reduction of 26.4% from 1,609 units in Fiscal 2020 to 1,185 units in Fiscal 2021.

Tata Commercial Vehicles and Tata Passenger Vehicles—Sales and Distribution

Our sales and distribution network in India as at March 2021 comprised approximately over 5,959 touch points for sales and service for its Passenger Vehicles and Commercial Vehicles businesses. We use a network of service centers on highways and a toll-free customer assistance center to provide 24-hour roadside assistance including replacement of parts, to vehicle owners.

We have customer relations management system at all of our dealerships and offices across India, which supports users both at our company and among our distributors in India and abroad.

We market our Commercial Vehicles and Passenger Vehicles in several countries in Africa, the Middle East, Southeast Asia, South Asia, Australia, Latin America, Russia and the Commonwealth of Independent States countries. We have a network of distributors in all such countries, where we export our vehicles. Such distributors have created a network of dealers and branch offices and facilities for sales and after-sales servicing of our products in their respective markets. We have also stationed overseas resident sales and service representatives in various countries to oversee our operations in the respective territories.

Tata Commercial Vehicles and Tata Passenger Vehicles—Competition

We face competition from various domestic and foreign automotive manufacturers in the Indian automotive market. Improving infrastructure and robust growth prospects compared to other mature markets have attracted strong international companies to India that have either formed joint ventures with local partners or have established independently owned operations in India. Global competitors bring with them their international experience, global scale, advanced technology, and significant financial resources, and as a result, competition is likely to further intensify in the future. We have designed our products to suit the requirements of the Indian market based on specific customer needs, such as safety, driving comfort, fuel-efficiency and durability. By moving to BS VI successfully we have demonstrated our ability to compete with the global players successfully. We believe that our vehicles are suited to the general conditions of Indian roads and the local climate. We also offer a wide range of optional configurations to meet the specific needs of our customers. We intend to develop and are developing products to strengthen our product portfolio in order to meet the increasing customer expectation of owning world-class products.

Tata Commercial Vehicles and Tata Passenger Vehicles—Seasonality

Demand for our vehicles in the Indian market is subject to seasonal variations. Demand generally peaks between January and March each year, although there tends to be a decrease in demand in February just before release of the Government of India’s fiscal budget. Demand is usually lean from April to July and gains momentum again in the festival season from September onwards, with a decline in December due to year-end.

Tata Commercial Vehicles and Tata Passenger Vehicles—Vehicle Financing

Through our wholly-owned subsidiary TMF Holdings Ltd and its step-down subsidiaries Tata Motors Finance Ltd (“TMFL”) and Tata Motors Finance Solutions Ltd (“TMFSL”), we provide financing services to purchasers of our vehicles through independent dealers, who act as our agents for financing transactions, and through our branch network. TMF group disbursed Rs.132,576 million and Rs.150,290 million in vehicle financing during Fiscal 2021 and Fiscal 2020, respectively. Approximately 33% and 31%, of our commercial vehicle unit sales in India were made by the dealers through financing arrangements with the Company’s captive financing subsidiary during Fiscal 2021 and Fiscal 2020, respectively. As at March 31, 2021, and 2020, TMF group’s customer finance receivable portfolio comprised 718,149 and 624,354 contracts, respectively. We follow specified internal procedures, including quantitative guidelines, for selection of our finance customers and assist in managing default and repayment risk in our portfolio. We originate all the contracts through our authorized dealers and direct marketing agents with whom we have agreements. All our marketing, sales and collection activities are undertaken through dealers or by TMF group.

TMFL securitizes or sells its finance receivables based on the evaluation of market conditions and funding requirements. The sell-down happens either through Securitization Pass Through Certificates (“PTC”) or through Direct Assignment (DA) route. Securitization PTC is backed by credit enhancement where certain percentages of losses are protected to the extent of credit enhancement. The PTC route is one of the most prominent sources of fund raising in the market. TMF group also does securitization by way of direct assignment where there is no support provided to the pool in the form of credit enhancement. Significantly, these assets are Priority Sector Loan assets because of which demand for Direct Assignment is good with Public Sector Banks. The constitution of these pools is based on criteria that are decided by credit rating agencies and/or based on the advice that TMF group receives regarding the marketability of a pool. TMF Group undertakes these securitizations of its receivables due from purchasers by means of private placement.

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

•

furnishing, in favor of the investors, certain percentages of the future principal in the receivables as collateral, for securitizations done through Fiscal 2021, either by way of a fixed deposit or bank guarantee or subordinate tranche to secure the obligations of the purchasers and our obligations as the collection agent, based on the quality of receivables and rating assigned to the individual pool of receivables by the rating agencies; and

•

by way of over-collateralization or by investing in subordinate pass-through certificates to secure the obligations of the purchasers. For further details, see Note 39(b) to our consolidated financial statements included elsewhere in this annual report on Form 20-F.

Jaguar Land Rover

Total wholesale and retail volume of Jaguar Land Rover vehicles with a breakdown between Jaguar and Land Rover brand vehicles, in Fiscal 2021 and Fiscal 2020, are set forth in the table below:

	Wholesale Volume (in units excluding CJLR)			Retail Volume (in units including CJLR)
	Fiscal 2021	Fiscal 2020	% change	Fiscal 2021	Fiscal 2020	% change
Jaguar	67,333	125,820	(46.5)	97,669	140,593	(30.5)
UK	22,305	35,033	(36.3)	22,529	32,533	(30.8)
North America	13,450	30,514	(55.9)	18,186	30,095	(39.6)
Europe	20,693	36,158	(42.8)	20,578	35,335	(41.8)
China	4,603	7,162	(35.7)	28,181	26,061	8.1
Overseas	6,282	16,953	(62.9)	8,195	16,569	(50.5)
Land Rover	280,299	350,132	(19.9)	341,919	368,066	(7.1)
UK	59,195	75,034	(21.1)	60,466	74,079	(18.4)
North America	80,309	105,252	(23.7)	92,619	99,251	(6.7)
Europe	55,913	77,112	(27.5)	58,682	71,702	(18.2)
China	42,542	31,150	36.6	83,025	64,063	29.6
Overseas	42,340	61,584	(31.2)	47,127	58,971	(20.1)
Jaguar Land Rover	347,632	475,952	(27.0)	439,588	508,659	(13.6)
UK	81,500	110,067	(26.0)	82,995	106,612	(22.2)
North America	93,759	135,766	(30.9)	110,805	129,346	(14.3)
Europe	76,606	113,270	(32.4)	79,260	107,037	(26.0)
China	47,145	38,312	23.1	111,206	90,124	23.4
Overseas	48,622	78,537	(38.1)	55,322	75,540	(26.8)

CJLR	65,279	49,450	32.0

Jaguar Land Rover’s Performance on a Wholesale Basis

In Fiscal 2021, Jaguar Land Rover wholesale volumes (excluding our China Joint Venture) were 347,632 units, down 27.0% compared to Fiscal 2020, primarily reflecting the disruption in sales and production because of the COVID-19 pandemic. Wholesale volumes from the China Joint Venture were 65,279 units, reflecting a 32.0% increase compared to the 49,450 units in Fiscal 2020. Wholesale volumes (excluding our China Joint Venture) in China strongly grew year-on-year in Fiscal 2021, up 23.1% reaching 47,145 vehicles as the region continued to recover strongly from the pandemic. However, as a result of COVID-19-related impacts on society and business, Jaguar Land Rover wholesales declined in other regions including in Overseas markets (down 38.1% year-on-year), Europe (down 32.4%), North America (down 30.9%) and in the UK (down 26.0%). Wholesale volumes of all models declined due to the impact of the COVID-19 pandemic in Fiscal 2021, apart from the new Land Rover Defender, which wholesaled 53,501 vehicles, reflecting the strong reception in the market for an anticipated model.

Jaguar Land Rover’s Performance on a Retail Basis

Jaguar Land Rover retail sales were 439,588 vehicles in Fiscal 2021, down 69,071 vehicles (13.6%) from Fiscal 2020. The decline in retail sales was primarily the result of the initial COVID-19 lockdown impacting the first quarter sales, with some recovery in sales thereafter. Retail sales in every region and on every model declined as a result of the COVID-19 pandemic, with the exception of retail sales in China, which were up 23.1% year-on-year and sales of the newly introduced Land Rover Defender, which reached 45,244 vehicles in the period. In addition to the COVID-19 pandemic, other factors that impacted sales in the automotive industry during Fiscal 2021 included ongoing in the UK and Europe relating to Brexit developments (in spite of a trade agreement between the UK and the EU being reached in December 2020) and more generally regulatory and emissions challenges as well as continuing trade tensions and other geopolitical pressures.

Retails by Powertrain

Jaguar Land Rover continued to roll out electrification technology across its model range in Fiscal 2021. Twelve of JLR’s 13 nameplates are now available with an electrified option, with plug-in hybrids (“PHEV”) available in eight models and mild hybrids (“MHEV”) in 11 models. As a result, the mix of electrified vehicles retailed in the full year was 51%, including 3.6% for the all-electric Jaguar I-PACE, 4.6% PHEV and 42.9% MHEV, with the remaining 48.9% of retail sales from traditional diesel and petrol internal combustion engines.

Jaguar Land Rover’s Sales and Distribution

As at March 31, 2021, Jaguar Land Rover distributes its vehicles in 118 markets for Jaguar and 123 markets for Land Rover globally. Sales locations for vehicles are operated as independent franchises. Jaguar Land Rover is represented in its key markets through its National Sales Company’s (“NSC’s”) as well as third-party importers. Jaguar Land Rover has regional offices in certain select countries that manage customer relationships and vehicle supplies and provide marketing and sales support to its regional importer markets. The remaining importer markets are managed from the United Kingdom.

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

As at March 31, 2021, the Jaguar Land Rover global sales and distribution network comprised 23 NSCs, 78 importers, one export partner and 2,839 franchise sales dealers in 1,513 sites, of which 1,326 are joint Jaguar and Land Rover dealers.

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

Jaguar Land Rover—Seasonality.

Jaguar Land Rover volumes are impacted by the biannual change in age-related registration plates of vehicles in the United Kingdom, where new age-related plate registrations take effect in March and September each year. This has an impact on the resale value of the vehicles because sales are clustered around the time of the year when the vehicle registration number change occurs. Seasonality in most other markets is driven by the introduction of new model year vehicles and derivatives. Furthermore, Western European markets tend to be impacted by summer and winter holidays, and the Chinese market tends to be affected by the Lunar New Year holiday in either January or February, the PRC National Day holiday, and the Golden Week holiday in October. The resulting sales profile influences operating results on a quarter-to-quarter basis.

Other Operations

In addition to our automotive operations, we are also involved in other business activities, mainly Information Technology services. The Company’s revenue from other operations before inter-segment eliminations was Rs.26,076 million in Fiscal 2021, a decrease of 14.2% from Rs.30,376 million in Fiscal 2020. The decrease in revenue of Tata Technologies is due to the COVID-19 pandemic. Revenues from other operations represented 1.1% and 1.2% of our total revenues, before inter-segment eliminations, in Fiscal 2021 and Fiscal 2020, respectively.

Information Technology Services

As of March 31, 2021, TML owned a 74.42% equity interest in our subsidiary, TTL. TTL provides product development IT services solutions for PLM and enterprise risk management to automotive, aerospace, industrial heavy machinery and consumer durables manufacturers and their suppliers. TTL’s services include IT Consultancy, SAP implementation and maintenance, providing networking solutions, CAD/CAM engineering & design consultancy. TTL provides product engineering services which cater to the global manufacturing industry; enabling ambitious manufacturing companies to design and build better products. Engineering and Design services provide outsourced engineering services for our manufacturing customers globally to help them conceive, design, develop and realize better products and Digital Enterprise Solutions, help manufacturing customers identify and deploy emerging technologies, tools and solutions to manufacture, service and realize better products. TTL also distributes, implements and supports PLM products from leading solution providers in the world, such as Dassault Systems and Autodesk.

TTL is headquartered in India, with regional headquarters in the United States, the United Kingdom and Singapore. In Fiscal 2014, TTL acquired Cambric Corporation, an engineering services organization, to achieve greater domain expertise and presence in the industrial equipment sector. In Fiscal 2018, TTL acquired Tata Technologies Nordics AB (formerly known as Escenda Engineering AB), a Sweden-based design company with the aim of strengthening its offering to existing clients and to expand its footprint in Scandinavian countries. TTL has a combined global workforce of around 7,954 professionals (including 713 contractors) serving clients worldwide from facilities in the North America, Europe and Asia Pacific. As of March 31, 2021, TTL had 11 subsidiary companies and one joint venture, as well as offshore development centers in India, Thailand and Romania.

The consolidated revenues of TTL decreased by 16.5% in Fiscal 2021 to Rs.23,809 million (including sales to Tata Motors Limited and its consolidated subsidiaries) from Rs.28,521 million in Fiscal 2020, primarily due to the COVID-19 pandemic. TTL recorded profit after tax of Rs.2,392 million in Fiscal 2021, reflecting a decrease of 4.9% over Rs.2,516 million in Fiscal 2020.

Research and Development

Our research and development focuses on developing and acquiring the technology, core competencies and skill sets required for the timely delivery of our envisaged future product portfolio with industry-leading features across our range of Commercial Vehicles, Passenger Vehicles and electric vehicles. For the Passenger Vehicles product range, our focus is on design, driving pleasure and connected car technologies. For the Commercial Vehicle product range, our focus is on enhancing fuel efficiency, minimizing the TOC and providing maximum overall value. We continue to endeavor to adopt technologies for our product range to meet the requirements of a globally competitive market. We have also undertaken programs for development of vehicles, which run on alternative fuels such as LPG, CNG, bio-diesel, electric-traction and hydrogen.

Our research and development activities involve product development, environmental technologies and vehicle safety. In India, the ERC, established in 1966, is one of the few in-house automotive research and development centers in India recognized by the Government of India. The ERC is headquartered at Pune, with branches at Jamshedpur and Lucknow in India, Trilix in Italy and TMETC in the UK.

In Fiscal 2021, we continued to prioritize our electric vehicles development capabilities and believe that we are currently among the frontrunners in this industry. We have developed a comprehensive approach to address the barriers and “Winning proactively in e-Mobility”. In addition, we have developed the Tata UniEVerse, which is a comprehensive electric mobility ecosystem providing charging infrastructure, battery cells, battery packs and electric motors, as well as financing options customized for the needs of electric vehicle ownership. Our entry into the electric vehicles market is expected to reduce our GHG emissions, which mostly originate during the operational phase.

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

Our focus on digitization, connectivity, automation and advanced regulations compliance is helping us deliver exciting innovations to our customers worldwide. On our current product portfolio, we offer enhancements through an approach of modular architecture strategy, enhanced powertrain solution, light weighting and system efficiency improvement strategies.

With a revitalized vision set for TML, by Fiscal 2024, we expect to become the most aspirational Indian auto brand, consistently winning by delivering superior financial returns, driving sustainable mobility solutions, exceeding customer expectations and creating a highly engaged work force. As a proactive step towards delivering this vision, Tata Motors looked upon the BS VI implementation not as a hurdle but rather as an opportunity to not only migrate to the stricter emission norms, but to enhance and upgrade the entire product portfolio with technologies and features and further delight our customers by setting new benchmarks for performance, operating efficiency, comfort and safety. In addition to the proactive measures in meeting the regulatory regime of the country, the company has been actively pursuing enhancements in fuel efficiency; leading to reduction in carbon footprint through various powertrain as well as vehicle-level technology interventions.

In spite of the COVID-19 pandemic and its effects on business and consumer sentiment, we have maintained our focus on BSVI launches in Fiscal 2021 for lead models and variants across passenger and commercial vehicles. A state-of-art and futuristic advanced Powertrain development center was commissioned in a span of the last 15 months and the facility is being extensively used for ongoing and future BSVI related developments. Engine programs have been initiated for BSVI Phase-2, which is scheduled to commence in April 2023, and Phase-2 Fuel economy regulation for M1 class vehicles from Fiscal 2023.

In the passenger vehicles business, the company’s continued efforts have translated into successful product launches and concept unveils. TML recently launched the third-generation Safari in India, with evolved design, versatility, comfort and performance.

The Tata Nexon EV was launched earlier in 2020 and won several awards in Fiscal 2021. Tata Motors introduced the new Altroz iTurbo, powered by a new 1.2L Petrol iTurbo engine and a new “top of the line” XZ+ trim. The Altroz has also been equipped with the iRA tech—a connected car technology deployed through its Connected Vehicle Platform approach by Tata Motors.

Leading automobile manufacturers have started utilizing this opportunity related to safety regulations and take vehicular safety to the next level by using digital technology, design, and ergonomics to their advantage. This has led to the emergence of cars with global NCAP 4- and 5-star safety ratings across all segments within India. Tata Motors from the last couple of years has been enjoying a leadership position through its philosophy of “safety—a prerogative for all”. The first ever GNAP 5-star certified compact SUV (Nexon) and the first GNAP 5-star certified premium hatchback (Altroz) were delivered from the Tata Motors stable. The other models, Tiago and Tigor, are 4-star Global NCAP-certified cars in their respective segments.

Tata Motors announced its “Future Ready” portfolio for BSVI in early Fiscal 2021, and amongst a huge portfolio spread across SCV, ILCV, Buses and MHCV few significant launches are:

•	the Signa 4825.TK, which is India’s first 47.5-tonne multi-axle tipper truck for surface transport of coal and construction aggregates;

•	the Signa 5525.S, India’s highest GCW prime mover (tractor) in 4×2 segment, whose 55-tonne GCW offers unique value proposition for customers to maximize profitability;

•	the Tata Signa 3118.T, India’s first 3-axle 6×2 (10-wheeler) rigid truck with 31 tonnes GVW;

•	the range of refrigerated trucks, which we announced in January 2021, are available for transportation of the COVID-19 vaccine countrywide;

•	the commercial launch of its extensive range of M&HCVs in the all-new BS6 powertrain; which offers the maximum variety in terms of engines, tonnage and cabin options; and

•	the advent of Magic Express in Compact Ambulance segment.

Tata Motors’ focus on waste management is aligned with the Waste Management Hierarchy as mandated in the national regulations, namely to prevent/eliminate, minimize, reuse, re-cycle, energy/material recovery, and safe disposal. Tata Motors has won the 2019 SAE Environmental Excellence in Transportation (E2T) Award for creating the first commercially viable and safe prototype of a cost effective and green auto air conditioner that has a dual AC configuration and uses R152a - a refrigerant with a low global warming potential that helps to reduce environmental impact.

During Fiscal 2021, we filed 89 patent applications and 11 design applications. In respect of applications filed in earlier years, 79 patents have been granted and 47 designs registered. Both filing and grant details include India and international jurisdictions.

We plan to continue our endeavors in the research and development space to develop vehicles with reduced cost, time to market and shorter product life cycles. We aim for the timely and successful conclusion of technology projects so as to begin their induction into mainstream products, which will lead to a promising future. Our focus is going to be building Technology, Capability, scale & capacities in R&D to able to ride the wave of automotive trends. With “Connecting Aspirations” at the core of our brand promise, our innovation efforts are focused to develop pioneering technologies that are sustainable as well as suited to evolving aspirations of the market and the customers. We are now focusing on advancing new CESS technologies, and also invested in expanding capacity even while pruning costs. Tata Motors follows the four pillars on which every car is based. The first one is Design. Our philosophy is “Love at first sight”. We have increasingly made better-looking cars which have helped us get younger customers. We have invested a lot in safety as well.

Continuing the journey of excellence, we constantly adopted new technologies and practices in the digital product development domain to improve the product development efficiency. This has led to better front loading of product creation, validation and testing, which results in timely delivery and ensuring that new products are developed with lower cost impacts due to design change.

•

Tata Motors Limited initiated the Connected Vehicle Platform journey in 2019 and crossed multiple layer specific and integrated platform milestones to reach a production level maturity and release as part of connected features on Nexon EV and Nexon MCE. To make information available to the right stakeholders at the right time, the latest technology of BOTs based apps are deployed for multiple agencies, which help them to verify data and to make decisions. Developed and deployed a Smart Engineering Tool Assistant that will provide innovative and practical solutions for the Engineering support function. BOT framework with TML Genie is developed as a platform to serve different chatbot services within CAD with interface with Creo and JT.

•

Developed and deployed the “ARena” augmented reality platform on TML’s premises to cater engineering design, service and manufacturing problems. Eight pilot use cases covering various areas of PAT are developed on this platform.

•	More than 200 new automation and KBE application tools were developed and deployed across ERC, which has resulted into ~6% improvement in the Productivity for the designers.

•

Artificial Intelligence- and Machine Learning-based applications are introduced into various domains such as design, service, quality, manufacturing, etc. Trained ML models help identification of the precise failure mode from warranty claim details, reducing early tire wear issues, automating the prototype supply chain process whilst predicting part classification, commodity and material receipt date and packing details, etc. To reduce physical testing cycles by building predictive models, Deep Learning (AI) based algorithms and apps are introduced into the design process.

•

TML embarked on a journey of a Model Based Systems Engineering approach to address complexities in embedded systems development as well as for enhancing control on project delivery and cost. Evaluation of multiple solutions is completed and deployment of complete MBSE process is planned. The Measured Data Management system is developed and deployed across ERC testing functions. MDM provides engineers with a holistic view of functional behavior of vehicle systems / subsystems across test systems.

In our quest to ensure that the workforce remains fully engaged and relevant to the disruptions in the mobility industry, our thrust on development of unique competencies continued while ensuring the outreach of already deployed/sustenance competencies development for new technology adaptation and integration.

Jaguar Land Rover’s research and development operations are built around state-of-the-art engineering facilities, test tracks, testing centers, design hubs and a virtual innovation center. Our ERC in India and Jaguar Land Rover’s engineering and development operations in the United Kingdom work to enhance the product development process and achieve economies of scale.

Jaguar Land Rover’s product design and development centers are equipped with computer-aided design, manufacture and engineering tools, with sophisticated hardware, software and other IT infrastructure to create a digital product development environment and virtual testing and validation, aiming to reduce the product development cycle time and data management. Rapid prototype development systems, testing cycle simulators, advanced emission test laboratories and styling studios are also a part of its product development infrastructure. Jaguar Land Rover has aligned its end-to-end digital product development objectives and infrastructure with its business goals and has made significant investments to enhance the digital product development capabilities especially in the areas of product development through computer-aided design, computer aided manufacturing, computer-aided engineering, knowledge-based engineering and product data management. Jaguar Land Rover has opened a software engineering center in Shannon, Ireland. The center is to be used to develop technology for electric vehicles and to assist those vehicles in reaching Level 4 autonomy.

In September 2013, Jaguar Land Rover announced its investment in the National Automotive Innovation Campus at the University of Warwick in the United Kingdom, which opened in 2018 and focuses on advanced technology, innovation and research. The campus features engineering workshops and laboratories, advanced powertrain facilities and advanced design, visualization and rapid prototyping and helps complement our existing product development centers. Jaguar Land Rover works with Intel at the Open Software Technology Center in Portland, Oregon, to develop next-generation in-vehicle technologies, helping it enhance its future vehicle infotainment systems and provide incubator space for budding automotive technology entrepreneurs.

In June 2019, Jaguar Land Rover announced a collaboration with BMW to develop the next-generation Electric Drive Units to support the advancement of electrification technologies.

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

We own registrations for a number of trademarks and domain names and have pending applications for registration of these in India, as well as in other countries. The registrations mainly include trademarks for our vehicle models and other promotional initiatives. We use the Tata brand, which has been licensed to us by Tata Sons. We believe that establishment of the Tata word mark and logo mark in India and around the world is material to our operations. As part of our acquisition of TDCV, we have rights to the perpetual and exclusive use of the Daewoo brand and trademarks in South Korea and overseas markets for the product range of TDCV.

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

In varying degrees, all of our intellectual property is important to us. In particular, the Tata, Jaguar, Land Rover and Range Rover brands are integral to the conduct of our business, a loss of which could lead to the dilution of our brand image and have a material adverse effect on our business.

Components and Raw Materials

The principal materials and components required by us for use in Tata Commercial Vehicles and Tata Passenger Vehicles are steel sheets (for in-house stampings) and plates, iron and steel castings and forgings, items such as alloy wheels, tires, fuel injection systems, batteries, electrical-wiring systems, electronic information systems and displays, interior systems such as seats, cockpits, doors, plastic finishers and plastic functional parts, glass and consumables, such as paints, oils, thinner, welding consumables, chemicals, adhesives and sealants, and fuels. We also require aggregates such as axles, engines, gear boxes and cams for our vehicles, which are manufactured in-house or by our subsidiaries, affiliates, joint ventures or operations and strategic suppliers. We have long-term purchase agreements for certain critical components such as transmissions and engines. We have established contracts with certain commodity suppliers to cover our own as well as our suppliers’ requirements in order to moderate the effect of volatility in commodity prices. We have also undertaken special initiatives to reduce material consumption through value engineering and value analysis techniques.

Our sourcing department in India has two divisions: purchasing and supplier quality and supply chain management (“SCM”). Purchasing oversees the commercial aspects of products sourcing. It also oversees the allocation of share of business. The supplier quality division is responsible for APQP and managing ongoing supplier relationships. SCM oversees the supply and delivery of parts from our suppliers. Our purchasing back office, known as GDC, supports the Purchasing division in managing all transactional work in the SAP ERP system.

As part of our strategy to become a value for money vehicle manufacturer, we have undertaken various initiatives to reduce our fixed and variable costs. We started an e-sourcing initiative in India in 2002, pursuant to which we procure some supplies through reverse auctions. We also use external agencies as third-party logistic providers. This has resulted in space and cost savings. Our initiatives to leverage information technology in supply chain activities have resulted in improved efficiency through real-time information exchange and processing with our suppliers. We continue to explore saving opportunities through our supplier base using various mechanisms such as our “Value Addition and Value Engineering” initiative and competitive sourcing.

We have an established supplier quality 16-step process in order to ensure the quality of outsourced components. We formalized the component development process using Automotive Industry Action Group guidelines. We also have a program for assisting suppliers from whom we purchase raw materials or components to maintain quality. Preference is given to suppliers with TS 16949 certification. We also maintain a stringent quality assurance program that includes the random testing of production samples, frequent re-calibration of production equipment and analysis of post-production vehicle performance, as well as an ongoing dialogue with supplier partners to eliminate production defects.

We are also exploring opportunities for increasing the global sourcing of parts and components from low-cost countries, and have in place a supplier management program that includes supplier base upgradation, supplier quality improvement and supplier satisfaction surveys. We have begun to include our supply chain in our initiatives on social accountability and environment management activities, including supply chain carbon footprint measurement and knowledge sharing on various environmental aspects.

The principal materials and components required for use in Jaguar Land Rover vehicles are steel and aluminum, in sheet (for in-house stamping) or externally in pre-stamped form, aluminum castings and extrusions, iron and steel castings and forgings and items such as alloy wheels, tires, fuel injection systems, batteries, electrical wiring systems, electronic information systems and displays, leather-trimmed interior components such as seats, cockpits and doors, plastic finishers and plastic functional parts, glass and consumables (paints, oils, thinner, welding consumables, chemicals, adhesives and sealants), rare earth minerals and fuels. Jaguar Land Rover also requires certain highly functional components, such as axles, engines and gear boxes for its vehicles, which are mainly manufactured by strategic suppliers. We have purchase agreements for critical components, such as transmissions (ZF Friedrichshafen AG). The components and raw materials in Jaguar Land Rover cars include steel, aluminum, copper, platinum, palladium and a number of other commodities. Jaguar Land Rover has established contracts with certain commodity suppliers (e.g., Novelis) to cover its own and its suppliers’ requirements to mitigate the effect of price volatility and supply disruption. Special initiatives are also undertaken to reduce material consumption through value engineering and value analysis techniques.

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

In 2008, when Tata Motors acquired Jaguar Land Rover businesses from Ford, Jaguar Land Rover entered into certain supply agreements with Ford with a long stop date as of December 31, 2020, for (i) the long-term supply of engines developed by Ford, (ii) engines developed by Jaguar Land Rover but manufactured by Ford and (iii) engines developed by the Ford-PSA joint venture. Jaguar Land Rover is now producing its own family of 4-cylinder and 6-cylinder Ingenium diesel and petrol engines manufactured at the EMC in Wolverhampton, WK, as well as 3-cylinder and 4-cylinder Ingenium petrol manufactured in China. The supply arrangement with Ford has now terminated. Jaguar Land Rover started low-volume production of Supercharged V8 engines at the EMC, replacing the Ford Bridgend supply, from March 15, 2021.

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

Capital and Product Development Expenditures

Our capital expenditures totaled Rs.178,199 million and Rs.302,945 million during Fiscal 2021 and Fiscal 2020, respectively. Our capital expenditures during the past two fiscal years related primarily to new product development and capacity expansion for new and existing products to meet market demand as well as investments toward improving quality, reliability and productivity that are each aimed at increasing operational efficiency.

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

Governmental Regulations

Governmental Regulations in India

Automotive Mission Plan, 2016–2026

The Automotive Mission Plan 2016-26 (“AMP 2026”) is the collective vision of the Government of India and the Indian automotive industry, in which the goal is for the vehicles, auto components and tractor industries to reach certain size benchmarks over the next 10 years and also contribute to India’s development, global footprint, technological maturity, competitiveness, and institutional structure and capabilities. AMP 2026 also seeks to define the trajectory of specific regulations and policies that govern research, design, technology, testing, manufacturing, imports/exports, sales, use, repair, and scrapping of automotive vehicles, components and services.

The vision statement of AMP 2026—“Vision 3/12/65”—states: “By 2026, the Indian automotive industry will be among the top three of the world in engineering manufacture and export of vehicles and auto components, and will encompass safe, efficient and environment friendly conditions for affordable mobility of people and transportation of goods in India comparable with global standards, growing in value to over 12% of India’s gross domestic product (“GDP”), and generating an additional 65 million jobs”.

AMP 2026 envisages that the Government of India and the Indian automotive industry will work together to strengthen India’s position in the global automotive industry. AMP 2026 is intended to help the Indian automotive industry focus on its strengths and to improve its competitiveness in selected segments, achieve the annual production target of Rs.1,616,000 crores to Rs.1,889,500 crores in terms of its size, and establish its “Right to Win” on the global stage.

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

Auto Fuel Vision and Policy 2025

The Ministry of Petroleum and Natural Gas formed an expert committee under the chairmanship of Shri Saumitra Chaudhuri, a member planning commission, on December 19, 2012. Its objective was to recommend auto fuel quality applicable through model year 2025. The committee in its draft report has recommended Bharat Stage IV compliant fuel across the country by 2017 and Bharat Stage V compliant fuel with 10 ppm of sulfur to be made available from 2020 onward. The draft report proposes nationwide Bharat Stage V emission standards for new four-wheelers from model year 2020 and for all four-wheelers from model year 2021. It also recommends BSVI emissions standards from model year 2024 onwards. In April 2014, the expert committee submitted its recommendations to the committee empowered by the Ministry of Petroleum and Natural Gas, which proposed the implementation of emission standards one year earlier than the expert committee’s recommendations, which would result in the implementation of Bharat Stage V emission standards starting in model year 2019 and BSVI emissions standards starting in model year 2023. However, in January 2016, the Government of India decided to implement the BSVI emission standards even earlier by skipping Bharat Stage V emission standards. As such, the BSVI standards were made applicable from April 1, 2020, to all categories of vehicles across India. The BSVI Phase 2 emission norms will apply from April 1, 2023, and are expected to present a significant challenge from a developmental and continual capital expenditure standpoint.

FAME II Scheme

The Government of India announced the Faster Adoption and Manufacturing of Hybrid & Electric Vehicles in India Phase II (“FAME II”) scheme in March 2019. FAME II is proposed to be implemented over a period of three years from Fiscal 2020 to Fiscal 2022. This scheme, in furtherance of the National Mission on Electric Mobility 2020 (“NEMMP”), is intended to support PHEV, or xEV, market development and its manufacturing network to achieve self-sustenance and the scheme is proposed to be implemented through three areas: (i) demand incentives, (ii) establishment of network of charging stations, and (iii) administration of scheme including publicity, information, education and communication activities.

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

The CMV Rules also require the manufacturers to comply with notifications in the Official Gazette, issued by the Government of India, to use such parts, components or assemblies in the manufacture of certain vehicles according to standards specified by either the Automotive Industry Standards Committee or the Bureau of Indian Standards.

Emission and Safety in India

The Government of India mandated Bharat Stage VI standards, which are equivalent to Euro VI standards, for all vehicles across India. Bharat Stage VI standards are applicable across the country starting April 1, 2020. All categories of our vehicles manufactured from April 1, 2020, are compliant with Bharat Stage VI standards. Phase 2 BS VI emission norms will be applicable from April 1, 2023. Manufacturers have to comply with stringent regulatory requirements like OBDII, RDE/PEMS & IUPR.

CAFE standards for M1 category vehicles

The CAFE standards are applicable to M1 category vehicles from April 1, 2017. As a result, we are required to demonstrate CAFE compliance for our passenger vehicles, commercial vehicles and electric vehicle M1 models. TML has successfully complied with the Phase 1 CAFE requirements for Fiscal 2017, Fiscal 2018 and Fiscal 2019. Through the use of the CAFE calculator, we regularly monitor production volumes and process to ensure that organizational level CAFE compliance (which will require us to produce enough fuel-efficient models to compensate for those models having higher CO2 emissions in g/km) is established at all times during the year. Any non-compliance could lead to penalties, product recalls and/or other punitive measures. To support our compliance obligations, our overall product portfolio needs to be enhanced with the incorporation of electric and hybrid vehicles as well as the inclusion of environmentally friendly technological features in existing and forthcoming models.

Light, Medium and Heavy Duty Fuel-Efficiency Norms

The Ministry of Power issued the final notification for Heavy Duty Fuel-Efficiency Norms for Diesel Vehicles of categories M3 and N3 with GVW of 12T and above. Every vehicle of the specified categories must meet fuel-efficiency targets mentioned in notification based on constant speed fuel consumption tests conducted at 40 km/h and 60 km/h. The norms apply from January 1, 2021, for vehicles complying with BSVI emission standards. However, in the absence of notification from the Ministry of Road Transport and Highways (“MoRTH”), the norms have not been implemented. The correction factor for BSVI-compliant vehicles are recently finalized by the Petroleum Conservation Research Association (“PCRA”) and the same would be notified in due course of time. Our developmental efforts are in final stages for ensuring compliance and our Commercial Vehicles range of products would be complying with the mandated norms as and when they are notified by MoRTH.

Fuel Efficiency Norms for Light and Medium Duty vehicles having gross vehicle weight ranging from 3.5T to 12T was notified by the Ministry of Power in July 2019. The notification is applicable with effect from April 1, 2020, however final notification from Ministry of Road Transport and Highways is still awaited for its implementation. The correction factor for BSVI compliant vehicles is recently finalized by PCRA and the same would be notified in due course of time. Developmental efforts are in final stages for ensuring compliance, and our CV range of products would be complying with the mandated norms as and when they are notified by MoRTH.

Crash and Other Safety Requirements for Motor Vehicles

India has a well-established regulatory framework administered by the MoRTH. Recently, the Government of India has embarked on a wide ranging program to institute standardized safety features for a variety of motor vehicles. Crash safety requirements, such as full frontal, offset frontal and lateral impact, have been made mandatory for all new models starting October 1, 2017, and from October 1, 2019, for all existing models of vehicle categories as specified in the individual standards. A pedestrian compliance program has been instituted for all new models from October 1, 2018, and for all existing models from October 1, 2020. Passenger Vehicles (M1 Category) have been mandatorily equipped with additional safety features such as driver airbag, safety belt reminders for driver and co-driver, reverse parking alert system, speed alert system and manual override for central locking system from July 1, 2019, onwards. In addition, the provisioning of child lock systems have been prohibited in M1 transport category vehicles from July 1, 2019. Subsequently, co-driver airbags have also been mandated in M1 vehicles from April 1, 2021, in the case of New Models, and August 31, 2021, in the case of Existing Models.

Anti-lock braking system (“ABS”) have been mandated for all M1 and M2 category Passenger Vehicles starting April 1, 2018, and April 1, 2019, for new models and existing models, respectively. The Government of India has also mandated advanced braking requirements for all motor vehicles, which would become applicable progressively from 2021 onwards. The revised anti-lock braking requirements for M2, M3, N3 and N2 (for vehicles meant for the carriage of hazardous goods and LPG) were applicable from April 1, 2021, for new models and will be applicable from April 1, 2022, for all models. The revised braking requirements for all category of vehicles were applicable from April 1, 2021, for new models and will be applicable from April 1, 2022, for all models. To facilitate informed consumer decision-making, the government is in the process of formulating the Bharat New Vehicle Safety Assessment Programme, a star-rating based system of safety assessment for Passenger Vehicles.

Fitment of vehicle location tracking system and emergency buttons have been mandated for national permit vehicles from November 2, 2018, and for all passenger public service vehicles from January 1, 2019. Subsequently, in January 2020, MORTH has issued a circular to the Principal Secretary (Transport) / Secretary (Transport) and Transport Commissioners of all States/UTs regarding the scheme for Implementation of “Development, Customization, Deployment and Management of State-wise vehicle tracking platform for Safety & Enforcement as per AIS 140 Specifications”, in States / UTs under Nirbhaya Framework.

Additionally, the MoRTH has also mandated the compliance with the Truck Body Code for all N2, N3 category vehicles in two phases (Phase I and Phase II) from October 1, 2018, and October 1, 2019, respectively. However, drive away chassis without cabins built by OEMs were exempted until March 31, 2020. The MoRTH has also mandated compliance with advanced requirements for fully built buses manufactured on and after April 1, 2019, supplied by OEM body builders. This calls for compliance to requirements such as acceleration, NVH limits, multiplexing for wiring harness and fitment of fire detection and suppression systems. The reverse parking alert system for all buses and trucks including small Commercial Vehicles has been mandated from April 1, 2020. Many revised standards are now being mandated for various component and system level requirements such as fuel tanks, mirrors, light signaling devices, steering gears and effort, retro reflective devices, Safety Glazing in Fiscal 2019, Fiscal 2020 and Fiscal 2021. Also, MoRTH has mandated the fitment of high security registration plates by the vehicle manufacturer and dealers on all motor vehicles manufactured on or after April 1, 2019. Also multiple Quality Control Orders and Compulsory Registration Orders have been issued by the Government of India in recent times for components such as wheelrims, brake liners, Safety glazing, electronic items to control the imports and sale of substandard after-market parts.

MoRTH has recently issued the Final Notification mandating detailed CMV Rules for Implementation of various provisions on Auto Recall and Non-compliance from April 1, 2021. Final Notification stipulates Rules for Implementation of Sections 39-40 of the Motor Vehicles (Amendment) Act, 2019 dealing with procedure for investigation, officers empowered to conduct investigations, procedure for hearing, and the penalties to be levied thereof, for violation of standards prescribed in Section 110; procedure for recall of defective motor vehicles; the accreditation, registration and regulation of testing agencies; and the procedure for type approval of motor vehicles and confirmatory of production. MoRTH has also issued Final Notification prescribing the Vehicle category wise Percentage of owners reporting identical defects in reference to CMV Rule 127C: Defective Motor Vehicle and Recall Notice. With the intent of incorporating various checks and measures towards ensuring a safer public and private transportation, MoRTH has issued Draft Notification towards implementation of Whole Vehicle Safety Conformity of Production (“WVSCoP”).

TML is working toward meeting all applicable regulations which we believe are likely to come into effect in various markets in the near future. We believe our vehicles also comply with the various safety regulations in effect in the other international markets where we currently operate.

India is a signatory to the 1998 United Nations Economic Commission for Europe (“UNECE”) Agreement on Global Technical Regulations and has voted in favor of all eleven global technical regulations (“GTRs”). TML works closely with the Government of India to participate in WP 29 World Forum for Harmonization of Vehicle Regulations activities.

The Motor Vehicle (Amendment) Act 2019 has been published on August 9, 2019. This act addresses vehicle recalls, road safety, traffic management and accident insurance, among other matters. The act imposes civil and criminal liability on manufacturers selling vehicles in contravention of the standards specified in the act, or required by the government to recall their vehicles. The act also proposes the creation of the National Road Safety Board to provide advice to the central and state governments on all aspects of road safety and traffic management. Accordingly, MoRTH has recently issued the Draft Notification G.S.R 754 dated December 8, 2020 regarding National Road Safety Board Rules, 2020. The Board shall consist of the Chairman and not less than three but not exceeding seven members to be appointed by the Central Government from amongst the persons who fulfil the criteria specified. The Board shall be responsible for promoting road safety, innovation and the adoption of new technology and for regulating traffic and motor vehicles.

Recently MoRTH has issued a draft Notification regarding the Motor Vehicles (Registration and Functions of Vehicle Scrapping Facility) Rules, 2021. The Draft Notification lays down the procedure for establishment of Registered Vehicle Scrapping Facilities. These will apply to all vehicles and their last registered owners, automobile collection centers, automotive dismantling, scrapping and recycling facilities and recyclers of all types of automotive waste products. MoRTH has also issued a draft Notification regarding non-renewal of registration certificate of government vehicles after 15 years. Another Draft Notification mentions for the provision of Concession in Motor Vehicle Tax on submission of a certificate of vehicle scrapping.

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

Environmental Regulations

Our manufacturing units must ensure compliance with various environmental statutes. Significant statutes for our business include the Water (Prevention and Control of Pollution) Act, 1974 and the Rules thereunder, the Air (Prevention and Control of Pollution) Act, 1981 and the Rules thereunder, the Environment Protection Act, 1986 and the Rules thereunder and the Hazardous and Other Wastes (Management and Transboundary Movement) Rules, 2016. The basic purpose of these statutes is to control, abate and prevent pollution. In order to achieve these objectives, PCBs, which are vested with diverse powers to deal with water and air pollution and hazardous waste disposal, have been set up in each state. The PCBs are responsible for establishing standards of environmental quality and regulating industries through the issue of “Consent to Establish”, “Consent to Operate” and “Hazardous Waste Authorisation” and undertaking inspection of industries to ensure that units or plants are functioning in compliance with the standards prescribed therein. These authorities also have the power of search, seizure and investigation. All of our manufacturing plants are either in possession of current, valid Consents to Operate and Hazardous Waste Authorizations or are in the process of renewing the same from the respective PCBs of the states where they operate. Other key regulations applicable to our Plants include the Batteries (Management and Handling) Amendment Rules, 2010. The Plastic Waste Management Rules 2016, the Bio-Medical Waste (BMW) Management Rules 2016, e-waste Management Rules-2016, and the Construction and Demolition (“C&D”) Waste Management Rules 2016. We ensure that all prescribed standards are followed for control of pollution and management of waste and we have made significant investments toward pollution control and environmental protection at our manufacturing Plants.

The Environmental Impact Assessment Notification, 2006 and its amendments (the “EIA”) govern the process of granting ‘Environmental Clearance’ to certain projects which are specified in the Schedule to the Rules. All of our manufacturing plants have obtained environmental clearances for specific projects in the past as and when mandated.

The Ministry of Environment, Forests and Climate Change (“MoEFCC”) has recently published a draft notification on March 23, 2020, titled The EIA Notification, 2020. We have submitted our comments and suggestions to MoEFCC on the Draft Notification. The Government of India intends to regulate end-of-life vehicles (“ELVs”), which would be applicable to Passenger Cars and two wheelers. The authorized collection and dismantling centers would be equipped to handle Commercial Vehicles as well. The purpose of the ELV policy is to remove vehicles that are endangering the environment and public safety.

The Central Pollution Control Board has formulated the draft guidelines for environmentally sound management of end-of-life vehicles for implementation on the principle of shared responsibility that mandates the specific roles for the stakeholders in the electric vehicle value chain which includes government authorities, manufacturers, recyclers, dealers, intermediaries, insurers and consumers.

MoRTH has also issued the draft guidelines for setting up, authorization and operation of a Authorized Vehicles Scrapping Facility in the country. These guidelines are notified for the safe and regulated disposal of above-mentioned vehicles for the protection of the environment and promotion of a legally compliant vehicle dismantling and scrapping industry. Recently, the Government of India has announced the Scrappage Policy in the Union Budget. However, detailed Notification in this regard is still awaited.

Regulation of Imports and Exports

Regulation of quantitative restrictions on imports into India were liberalized with effect from April 1, 2001, pursuant to India’s World Trade Organization obligations, and imports of capital goods and automotive components were placed under the open general license category.

Automobiles and automotive components may, generally, be imported into India without a license from the Government of India subject to their meeting Indian standards and regulations, as specified by designated testing agencies. As a general matter, cars, UVs and SUVs in completely built-up condition (“CBU”) may be imported at 60% basic customs duty. However, cars with cost, insurance and freight value of more than US$40,000 or with engine capacities greater than 3,000 cubic centimeters for petrol variants and 2,500 cubic centimeters for diesel variants or with both, may be imported at a 100% basic customs duty. Commercial Vehicles may be imported at a basic customs duty of 40%, and components may be imported at a basic customs duty ranging from at 15% to 7.5%.

MoRTH issued the final notification regarding the acceptance of international standards (such as the United Nation Economic Commission for Europe (the “ECE”) or Japan) for direct import of “completely knocked down” units without any need of domestic type approval by amending provisions of CMV Rules 92 and 126. Under the modified rules, the compliance of such part, component or assembly shall be deemed to be established for the purpose of CMV Rules 124 and 126. Also, vehicle manufacturers can import unused right-hand drive CBUs or CKDs directly or through their authorized representative, up to 2,500 units of M1 and up to 500 units of other categories of vehicles annually, compliant with the international standard (such as the ECE or Japan) without any need for domestic CMV Rules Type Approval for Sales and Registration.

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

Goods and Services Tax

The introduction of the GST from July 1, 2017, was a very significant step in the field of indirect tax reforms in India. By subsuming a large number of central and state taxes into a single tax, the aim was to mitigate cascading or double taxation and pave the way for a common national market.

The salient features of the GST are:

•	Applicable on “supply” of goods or services as against the earlier concept of tax on the manufacture of goods or on the sale of goods or on the provision of services.

•	Based on the principle of destination based consumption taxation as against the present principle of origin-based taxation.

•	Dual GST with the center and the states simultaneously levying it on a common base.

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

•

State taxes that were subsumed within the GST are (a) state value-added tax; (b) the central sales tax; (c) purchase tax; (d) luxury tax; (e) entry tax (all forms); (f) entertainment tax (except those levied by the local bodies); (g) taxes on advertisements; (h) taxes on lotteries, betting and gambling; (i) state cesses and surcharges insofar as they relate to supply of goods or services.

The GST rates together with the GST compensation cess rates applicable to vehicles as of March 31, 2021, are listed below:

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

Greenhouse Gas / CO2 / Fuel Economy Legislation

Current legislation in Europe limits Passenger Car fleet average greenhouse gas emissions to 95 grams of CO2 per kilometer for all new cars from 2020. Different targets apply to each manufacturer based on its respective fleets of vehicles and average weight. Jaguar Land Rover has been granted a derogation by the European Commission Secretariat General under Regulation (EU) 2019/631 Article 10 (4 - Derogations for certain manufacturers) from the weight based target requirement available to small volume and niche manufacturers (defined by European sales of less than 10,000 units and between 10,000 and 300,000 units, respectively). As a result, under the provisions of the niche manufacturer derogation, we are permitted to reduce our emissions by 45% from 2007 levels rather than meeting a specific CO2 mass-based emissions target. Jaguar Land Rover had an overall 2012-2019 target of an average of 178.0 grams of CO2 per kilometre for our full fleet of vehicles registered in the European Union. In 2018 our fleet delivered 155.4 grams of CO2 per kilometre (ref report— Monitoring CO2 emissions from passenger cars and vans in 2018—EEA Report No 02/2020), well below the mandated target.

From January 2021, the United Kingdom will not be treated as an EU member state and the CO2 regulation currently in force will cover the remaining 27 member states as well as Iceland, Norway and Northern Ireland (even though cross-border sales impact on registrations into the United Kingdom are difficult to delineate at this time). The United Kingdom (excluding Northern Ireland for this regulation) has an almost identical copy of the 2020 European Regulation, the only differences are some super credit provisions extended into 2021 and that targets are based on 2007 United Kingdom only status (similarly EU targets are based on 2007 EU15, excluding the United Kingdom) this results in a c1 gram more stringent target in the United Kingdom and 1 gram less stringent target in the EU when compared with the target applicable before January 2021.

All European compliance up to and including 2020 has been based on certification to the New European Driving Cycle (“NEDC”). Since September 2018, all vehicles have been certified to the Worldwide Harmonised Light Vehicle Test Procedure (“WLTP”). Compliance is still referenced to NEDC targets up to and including December 31, 2020. From 2021, compliance will be based on a new WLTP target, to determine new niche-derogated targets for us, the ratio of WLTP status: NEDC status in 2020 is then multiplied by the 2020 NEDC target to result in the 2021 WLTP target. This is system should preserve the WLTP intention of making the change to this new test procedure “compliance neutral”. As a result, there will be an apparent increase in WLTP target and WLTP status, though the compliance task and stringency is identical.

In the United States, both CAFE standards and greenhouse gas emission standards are imposed on manufacturers of passenger cars and light trucks. The federal CAFE standards for passenger cars and light trucks was set in 2011 by the NHTSA to meet an estimated combined average fuel economy level of 54.5 miles per U.S. gallon for 2025 model year vehicles achieved by an average 4.5% year-on-year fuel consumption reduction from model year 2016. Meanwhile, the Environmental Protection Agency (“EIA”) had set an average greenhouse gas emissions target from passenger cars, light trucks and medium-duty passenger vehicles at 163 grams per mile in model year 2025 (equivalent to the CAFE 54.5 miles per U.S. gallon if achieved exclusively through fuel economy standards).

In April 2020, EPA and NHTSA jointly announced their new Safer Affordable Fuel Economy (“SAFE”) Regulation mandating new less-stringent targets from 2021MY through 2026MY. Instead of the average 4.5% year-on-year fuel consumption reduction from model year 2016, the SAFE Regulation now mandates a 1.5% year-on-year fuel consumption reduction from model year 2021 with new targets of 40.4mpUSg and 199g/mile in 2026MY.

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

However, in September 2019, the U.S. federal government revoked California’s right to set its own standards that require stricter air pollution rules than the federal government requires. California immediately moved to challenge the revocation in court and is looking to move forward with other stringent emission regulations for vehicles, including the Zero Emission Vehicle regulation, (“ZEV”), which requires manufacturers to increase their sales of zero emissions vehicles year-on-year, up to an industry average of 22% of vehicles sold in the state by 2025. The precise sales required in order to meet a manufacturer’s obligation in any given model year depend on the size of the manufacturer and the level of technology sold. For example, transitional zero emission technologies, such as plug-in hybrids, can account for at least a proportion of a manufacturer’s obligation, but these technologies earn compliance credits at a different rate from pure zero emissions vehicles. Other compliance mechanisms are available under ZEV, such as banking and trading of credits generated through the sale of eligible vehicles. The final rule that emerges from the NPRM process and the outcome of the dispute between the State of California and the U.S. federal government over California’s ability to adopt separate, stricter emission standards may affect our sales in the U.S. although the ultimate impact cannot be determined at present.

In addition, many other markets have employed similar greenhouse gas emissions standards, including Brazil, Canada, China, India, Japan, Mexico, Saudi Arabia, South Korea, Switzerland and, recently, Taiwan, each with different target mechanisms, targets, timing, requirements, compliance penalties and regulatory flexibilities.

We are fully committed to meeting all of these standards. Local excise tax initiatives are a key consideration in ensuring our products meet customer needs for environmental footprint and cost of ownership concerns as well as continued access to major city centers (such as London’s and Paris’ Ultra Low Emission Zones and similar low emissions areas being contemplated in other major urban centers). We are fully engaged with UK government consultation on its proposed Internal Combustion Engine (“ICE”) ban from 2030 in the United Kingdom (as recently announced by the UK government), indeed many other nations are looking at similar strategies at or around 2040/2045. All our long-term strategies are being written with these future restrictions in mind.

Non-Greenhouse Gas Emissions Requirements

The European Union has adopted Euro 6, the latest in a series of more stringent standards for emissions of other air pollutants from passenger and light commercial vehicles, such as NOx, carbon monoxide, hydrocarbons and particulates. These standards have been tightened again by the Euro 6d Temp standard, which incorporates the introduction of Real Driving Emissions (“RDE”) as a complement to laboratory testing to measure compliance. As a first step, manufacturers are required to reduce the discrepancy between laboratory compliance values and RDE procedure values to a conformity factor of a maximum of 2.1 (110%) for all models from September 2017 for passenger cars and from September 2018 for new light commercial vehicles. Following that, manufacturers will be required to reduce this discrepancy to a conformity factor of a maximum of 1.43 (43%) by January 2020 for new models of passenger cars and by January 2021 for all vehicles registered.

In 2017 and 2018, there was a move to the new WLTP in Europe, with changes made in September 2018, to address global concerns on more customer correlated fuel economy certified levels as well as air quality concerns. Other markets will likely adopt similar requirements. All programs are fully engineered to enable the adoption of these new requirements.

Ongoing court cases and proposed amendments to Euro 6 legislation in Europe introduce a significant level of uncertainty with respect to the emissions that could be faced in the next two to five years. In the longer term, the European Commission has also commenced work on a proposed Euro 7 emissions standard legislation, which could become applicable at some stage from the middle of the decade.

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

The Californian Air Resources Board has commenced development of their next stage of emissions legislation, Advanced Clean Cars II, which will be anticipated to define emissions standards beyond 2025 model year.

While Europe and the United States typically lead the implementation of these emissions programs, many other nations and states typically follow on with adoption of similar regulations two to four years thereafter.

For example, in response to severe air quality issues in Beijing and other major Chinese cities, the Chinese government has adopted more stringent emissions standards known as China 6, which is broadly aligned with California LEV3 levels, and are expected to introduce RDE from 2023; India has introduced Bharat Stage VI from April 2020, and is expected to introduce RDE from 2023; Japan will introduce RDE for diesel vehicles from 2022.

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

Vehicle Safety Legislation

Our products are certified in all markets in which they are sold and compliance is achieved through vehicle certification in respective countries. Many countries use, and in many instances adopted into their own regulatory frameworks, the regulations and technical requirements provided through the UNECE series of vehicle regulations.

Vehicles sold in Europe are subject to vehicle safety and environmental regulations established by both the European Union and by individual member states, if any. Following the incorporation of the United Nations standards commenced in 2012, the European Commission requires new model cars to have electronic stability control systems and has introduced regulations relating to low-rolling resistance tires, tire pressure monitoring systems and requirements for heavy vehicles to have advanced emergency braking systems and lane departure warning systems. The latest mandatory measures include safety belt reminders for more that the driver seat, electric car safety requirements, easier child seat anchorages, tire pressure monitoring systems and gear shift indicators.

NHTSA issues Federal Motor Vehicle Safety Standards covering a wide range of vehicle components and systems such as occupant protection, seatbelts, brakes, windshields, tires, steering columns, displays, lights, door locks, side impact protection and fuel systems. NHTSA has recently added, in addition to the technical requirements United States Federal Motor Vehicle Safety Standard (“FMVSS”) requirements, voluntary agreements relating to autonomous emergency brake system installation and rear seat reminder systems.

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

As regulations continue to evolve, there are methods and processes in place to monitor regulatory developments and to ensure these are captured, internally communicated and design and engineering completed which consider all regulated requirements.

On June 22, 2017, we filed a noncompliance report after determining that approximately 126,127 Jaguar vehicles do not fully comply with FMVSS No. 135, Light Vehicle Brake Systems, as the brake fluid warning statement label on the subject vehicles is not permanently affixed as required. Instead, we installed a label that fits over the neck of the brake fluid reservoir that can be removed when the brake fluid reservoir cap is removed. On July 20, 2017, we petitioned the NHTSA for a decision that the subject noncompliance is inconsequential as it relates to motor vehicle safety for the following reasons, among others:

•	The installed label will not fall off or become displaced during normal vehicle use or operation.

•	The installed label is only able to be removed when the brake fluid reservoir cap is displaced which, based on routine maintenance schedules, is once in every three years of service.

•	We have not received any customer complaints on this issue.

•	There have been no accidents or injuries as a result of this issue.

•	Vehicle production has been corrected to fully conform, with a new filler cap.

In April 2019, NHTSA granted the above mentioned petition.

NHTSA continues to raise enquiries relating to reports of product safety matters. More recently, NHTSA has been actively reviewing post recall remedy issues through its recall query process. In June 2019, NHTSA requested information relating to reports of fuel leaks from the fuel tank outlet flange or dust cover. All NHTSA enquiries are published and are in the public domain.

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

The effect of Brexit on vehicle certification and type approval in the United Kingdom and the European Union is clear and implementation of the changes required to accommodate this have now been completed. The European Union has issued regulation to facilitate a transition from the current 28-member state system permitting transfer to one of the remaining member state approval authorities. The UK government has introduced legislation allowing proof of compliance from the European Union to be accepted in the United Kingdom for a limited period of time whilst the United Kingdom implements its system of vehicle certification and type approval.

Insurance Coverage

The Indian insurance industry is predominantly state-owned, and insurance tariffs are regulated by the Indian Insurance Regulatory and Development Authority. We have insurance coverage which we consider reasonably sufficient to cover all normal risks associated with our operations, including business interruptions, and which we believe are in accordance with industry standards in India. We have obtained coverage for product liability for some of our vehicle models in several countries to which we export vehicles. TDCV has insurance coverage as is required and applicable to cover all normal risks in accordance with industry standards in South Korea, including product liability. We have also taken insurance coverage on directors’ and officers’ liability to minimize risks associated with international litigation for us and our subsidiaries.

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

Export Promotion Capital Goods

Since Fiscal 1997, we have benefited from participation in the Export Promotion Capital Goods Scheme (the “EPCG Scheme”), which permits us to import capital equipment under a special license at a substantially reduced customs duty. Our participation in this scheme is subject to us fulfilling an obligation to export goods manufactured or produced by the use of capital equipment imported under the EPCG Scheme to the value of a multiple of the cost plus insurance and freight value of these imports or customs duty saved over a period of six to eight years from the date of obtaining the special license. We currently hold 36 licenses (excluding redeemed licenses) which require us to export our products of a value of approximately Rs.38.62 billion between the years 2016 to 2027, and we carefully monitor our progress in meeting our incremental milestones. After fulfilling some of the export obligations as per provisions of foreign trade policy, as of March 31, 2021, we have remaining obligations to export products worth approximately Rs.11.96 billion by March 2027. In the event that the export obligation under the EPCG Scheme is not fulfilled, we would have to pay the differential between the reduced and normal duty on the goods imported along with interest. In view of our past record of exceeding our export milestones, and our current plans with respect to our export markets, we do not currently foresee any impediments to meeting our export obligation in the required time frame.

Legal Proceedings

In the normal course of business, we face claims and assertions by various parties. We record a liability for all claims where a potential loss is probable and capable of being estimated. We disclose such matters in our financial statements if they are material. We disclose potential losses that are considered reasonably possible but less than probable in our financial statements. However, we do not record a liability in our financial statements unless the loss becomes probable. If certain new developments arise, such as a change in law or a ruling against us, we may need to make provisions in our financial statements, which could adversely impact our reported financial condition and results of operations. If we are required to pay all or a portion of a significant claim, there could be a material adverse effect on our business and profitability. Certain claims that are above Rs.1,000 million are described in Note 37 to our consolidated financial statements included in this annual report on Form 20-F. Certain claims that are below Rs.1,000 million pertain to indirect taxes, labor and other civil cases. Other claims against us pertain to motor accidents in India involving vehicles that were damaged in accidents while being transferred from our manufacturing plants to regional sales offices, product liability claims and consumer complaints. Some of these other claims relate to the replacement of vehicles parts and/or compensation for deficiencies in services provided by us or our dealers.

Capital investments underway as of March 31, 2014, included the investment of Rs.3,098.8 million to build an automobile manufacturing facility at Singur in West Bengal for the Nano project. In October 2008, we moved the Nano project from Singur in West Bengal to Sanand in Gujarat. In June 2011, the newly elected government of West Bengal (the “West Bengal Government”) enacted a law known as the Singur Land Rehabilitation & Development Act, 2011 and by virtue of the provisions of this Act the West Bengal Government took possession of land. We challenged the law’s constitutionality. In June 2012, the Calcutta High Court declared the law unconstitutional and restored our rights under the land lease agreement. The West Bengal Government filed an appeal in the Supreme Court of India in August 2012.

The appeal regarding the constitutionality of the Singur Act before the Supreme Court of India was rendered moot and was subsequently withdrawn, in light of the fact that, in August 2016, the Supreme Court of India declared the acquisition of the land for the project by the West Bengal Government illegal and directed that the land be returned to the landowners. In Fiscal 2015, our management made a provision for carrying the capital cost of buildings at Singur amounting to Rs.3,098.8 million, excluding other assets (such as electrical installations) and expenses written off or provided in earlier years, security expenses, lease rent and claim for interest on the whole amount (including Rs.3,098.8 million).

There are two main issues in the case, namely: (i) the West Bengal Government’s acquisition of the land from the original landowners (ii) and the leasing of the acquired land by the West Bengal Government to the Company. In January 2008, the Calcutta High Court upheld the West Bengal Government’s acquisition of the land for the purpose of leasing it to the Company to set up the plant for manufacturing Tata Nano vehicles. The losing parties appealed the Calcutta High Court’s judgment to the Supreme Court of India. In August 2016, the appeal was set aside by the Supreme Court of India as detailed above. The Supreme Court of India’s decision also rendered the West Bengal Government’s lease of the land to TML unviable. However, the lease agreement contained a clause stating that, if the acquisition was deemed illegal, the West Bengal Government would indemnify TML for the capital cost it had incurred on the site. The lease agreement also provided for arbitration as a mechanism to resolve any dispute between TML and the West Bengal Government. When TML raised its claim for compensation for indemnification for capital and other costs, the West Bengal Government declined to grant the same. TML sought arbitration pursuant to the lease agreement in order to resolve the dispute. After arbitration commenced, TML filed its claim for compensation before the arbitral tribunal comprising two retired judges from the Calcutta High Court and presided over by a retired judge from the Supreme Court of India. The arbitration proceedings before the arbitral tribunal have started in May 2019 and a counterclaim was also filed by West Bengal Industrial Development Corporation. In December 2020, the arbitral tribunal adjourned the hearing on a date to be fixed and noted that it would be for the parties to take such steps as they are advised in law.

In 2011, complaints were filed with the CCI against certain automakers on the ground that the genuine spare parts of automobiles manufactured by the OEMs were not made freely available in the open market in India and, accordingly, anti-competitive practices were carried out by the OEMs for being indulged in anti-competitive practices. The CCI ordered an investigation on the matter, and subsequently, the Director General (the “DG”) of the CCI expanded the scope of investigation to other car manufacturers operating in India, including TML.

In 2014, the CCI held that automobile manufacturers, including TML, have engaged in anti-competitive practices and imposed a penalty of 2% of their total turnover in India. TML was ordered to pay a penalty of Rs.13,465 million within a period of 60 days of the receipt of order. TML challenged the order of the CCI in the Delhi High Court on constitutional issues. In 2019, the High Court allowed the petitions, partly by striking down Section 22(3) of the Competition Act. Also in 2019, the Supreme Court extended the relief that was granted by Delhi High Court during the pendency of the matter before it. As of the date of this annual report on Form 20-F, the matter remains to be listed for further proceedings in due course.

In another matter, two of our ex-dealers filed information with the CCI alleging that TML had engaged in anti-competitive practices by colluding with its finance subsidiaries (TMFL and TMFSL) and abused its dominance in the market. The complaints include allegations that TML had coerced dealers to avail finance from Tata NBFCs, established a cartel to impose minimum stock requirements and make available financing and violated certain anti-competitive provisions of the Indian Competition Act. In May 2021, the CCI issued an order directing the director general of the CCI to initiate an investigation against TML, but did not otherwise make any final or binding observations or determinations (including with respect to any possible penalties or fines) with regard to the allegations. As of the date of this annual report on Form 20-F, we have not received any notice or query from the director general of the CCI following the order. We are preparing internally to respond to the queries as soon as raised by the director general of the CCI.

In another instance, in February 2021, TML received notice from the competition commission of Tanzania in connection with an investigation of TML’s distribution business, and a compliance order providing, among other matters, that TML cease the operation relating to exclusivity of distributorship for its commercial vehicles; revising of import prices; and fixing and reviewing the retail prices of each of its commercial vehicles in the Tanzanian market, until the date of final determination of the complaint by the competition commission of Tanzania. TML has applied to the competition tribunal in Tanzania for hearing and determination. As a result of this application, the competition commission’s order is automatically stayed as of the date of the application. Despite such automatic stay on account of pending appeal before the competition tribunal, the commission vide order dated June 10, 2021, has passed an ex-parte order with provisional findings indicating an administrative fine of approximately TZS9.5 billion (US$4.1 million) on TML and allowing 21 days from the date of the order is received to file its reply. As of the date of this annual report on Form 20-F, the matter is being examined by TML through its local counsel in Tanzania.

A SEBI Order, dated March 6, 2018, directed TML to conduct an internal inquiry within three months into the leakage of information relating to its financial results for the quarter ended December 2015 and to take appropriate actions against those responsible. TML hired Ernst & Young LLP to conduct an internal investigation. The report was submitted to SEBI on June 11, 2018. The Company has taken various steps to strengthen and improve communications within the Company and amongst designated employees, to prevent leakages and to restrict communication of Unpublished Price Sensitive Information to restricted few and that to with encrypted password protected files. These steps have been communicated to SEBI assuring them that the highest degree of importance was accorded to strict adherence of all applicable regulatory and legal requirements at TML. There have been no further communication after November 20, 2020.

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

The Pimpri Chinchwad Municipal Corporation (the “PCMC”) had fixed the ratable value of the open land of the Company at Pune on the basis of a Departmental Circular of the Commissioner, PCMC, dated August 13, 2001. The open area was assessed as: Open Land = Plot Area—Plinth Area. The property tax on open land is based on the ratable value. This issue was challenged before several courts including the Supreme Court and presently the matter is pending before the Civil Court at Pune. The court has passed an injunction order restraining the PCMC form taking any steps to recover any tax basis the ratable value fixed by the PCMC.

C. Organizational Structure.

Tata Sons—Our Promoter and its Promoted Entities

Tata Sons holds equity interests in its promoted companies engaged in a wide range of businesses. The entities promoted by Tata Sons, including Tata Motors Limited, are based substantially in India and had aggregate revenues in excess of approximately US$100 billion for the financial year ending March 2021. The businesses of entities promoted by Tata Sons can be categorized under 10 business verticals, information technology, steel, automotive, consumer and retail, infrastructure, financial services, tourism and travel, aerospace and defense, telecom and media and trading and investments.

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

Tata Consultancy Services Limited (“TCS”), a subsidiary of Tata Sons, which started its operations in the 1960s as a division of Tata Sons and later became a listed public company, is a leading software service provider in India and several countries abroad and the first Indian software firm to breach the US$100 billion market capitalization mark. TCS has delivery centers around the globe including the United States, the United Kingdom, Hungary, Brazil, Uruguay, China, Europe, Asia Pacific, Latin America, as well as India. Tata Sons promoted India’s first airline, Tata Airlines, which later changed its name to Air India (India’s national carrier), as well as India’s largest general insurance company, New India Assurance Company Limited, both of which were subsequently taken over by the government as part of the Government of India’s nationalization program. In 1999, entities promoted by Tata Sons also invested in several telephone and telecommunication ventures, including acquiring a significant portion of the Government of India’s equity stake in the then-state-owned Videsh Sanchar Nigam Limited, which was subsequently renamed Tata Communications Limited. Companies promoted by Tata Sons are building multinational businesses that aspire to achieve growth through excellence and innovation, while balancing the interests of shareholders, employees and society.

Some of the other companies promoted by Tata Sons include: Titan Company, established in 1984, which manufactures India’s largest and best-known range of personal accessories, such as watches, jewelry, sunglasses and prescription eyewear, and excels in precision engineering; Tata Housing Development Company, established in 1984, a real estate developer in India; Tata AIA Life Insurance Company, established in 2001, which is a joint venture between Tata Sons and AIA Life Group Ltd., Tata AIG General Insurance Company, established in 2001, which provides non-life insurance solutions to individuals, groups and corporate houses in India; Tata Capital, established in 2007, a systemically important non-deposit-taking NBFC and a core investment company registered with the RBI, that services the financial needs of retail and institutional customers in India; Tata Realty and Infrastructure Limited, established in 2007, which is an Infrastructure and Real Estate developer; AirAsia (India) Limited, a joint venture established in 2013, which is a low-cost airline; Tata SIA Airlines Limited, a joint venture established in 2013 which is engaged in full service scheduled passenger airline services; Tata Advanced Systems Limited, established in 2006 and its subsidiaries which are, inter alia, engaged in activities including scientific, technical and research and development activities, manufacturing, testing and experimenting equipment, and components, in the field of advanced defense technologies, security systems, aerospace and aerostructures.

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

Companies which have subscribed to the Tata Brand Equity & Business Promotion Scheme pay an annual subscription fee to use the “TATA” business name and trademarks and participate in and gain from the promotion of the Tata brand equity as well as to avail themselves of various services including legal, human resources, economics and statistics, corporate communications and public affairs services organized by Tata Sons. We believe that we benefit from the use of and association with the “TATA” brand identity and accordingly, Tata Motors Limited and certain of its subsidiaries have subscribed to the Tata Brand Equity & Business Promotion Agreement and pay an annual subscription fee to Tata Sons which is in the range of 0.15% to 0.25% of the annual net income (defined as net revenues exclusive of excise duties and other governmental taxes and non-operating income), subject to a ceiling of 5% of annual profit before tax (defined as profit after interest and depreciation but before income tax), each calculated on a standalone basis for these entities. In some of the past years, Tata Sons has lowered the absolute amount of subscription fee in light of its outlay for activities related to brand promotion and protection in those years. For Fiscal 2014, Fiscal 2015, Fiscal 2017, Fiscal 2018, Fiscal 2020 and Fiscal 2021, no amount was paid in view of losses of Tata Motors Limited calculated on a standalone basis. Pursuant to our licensing agreement with Tata Sons, we have also undertaken certain obligations for the promotion and protection of the Tata brand identity licensed to us under the agreement. The agreement can be terminated by written communications between the parties or by Tata Sons upon our breach of the agreement and our failure to remedy such a breach, or by Tata Sons upon providing six-months’ notice for reasons to be recorded in writing. The agreement can also be terminated by Tata Sons upon the occurrence of certain specified events, including liquidation of Tata Motors Limited.

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

Some of the entities promoted by Tata Sons hold shares in other companies promoted by Tata Sons. Similarly, some of the Company’s directors may hold directorships on the boards of Tata Sons and/or other entities promoted by Tata Sons. However, there are no voting agreements, material supply or purchase agreements or any other relationships or agreements that have the effect of binding us with other entities promoted by Tata Sons at management, financial or operational levels. With the exception of Tata Steel, which under the Articles of Association has the right to appoint one Director on the Board, neither Tata Sons nor its subsidiaries have any special contractual or other power to appoint Directors or management. They have only the voting power of their respective shareholdings in Tata Motors Limited. Except as set forth in the tables below under the heading “Subsidiaries and Affiliates” and except for approximately a 15.37% equity interest in Tata Services Limited, a 17.29% equity interest in Tata International Limited and a 10.47% equity interest in Tata Industries Limited, our shareholdings in other entities promoted by Tata Sons are generally insignificant as a percentage of their respective outstanding shares or in terms of the amount of our investment or the market value of our shareholdings of those companies.

Subsidiaries and Affiliates

The subsidiaries, joint operation and equity method affiliates and joint ventures of Tata Motors Limited that together with Tata Motors Limited form the Tata Motors Group as of March 31, 2021, are set forth in the chart below:

(1)	Incorporated a wholly-owned subsidiary named TML Business Analytics Services Limited with effect from April 4, 2020.
(2)	Ceased to be a joint venture and became a Wholly-owned Subsidiary, consequent to 50% share transfer from Jayem Automotive Private Limited to Tata Motors Limited with effect from August 11, 2020.
(3)	These subsidiaries are based in many countries outside India.
(4)

Holding Company of Jaguar Land Rover Automotive Plc, Tata Daewoo Commercial Vehicle Co. Limited, Tata Motors (Thailand) Limited, Tata Motors (SA) (Proprietary) Limited, PT Tata Motors Indonesia and TMNL Motor Services Nigeria Limited.

(5)	Shareholding in Tata Motors (Thailand) Limited increased from 97.17% to 97.21% with effect from November 18, 2020.
(6)	Holding in its subsidiary, Tata Daewoo Commercial Vehicle Sales and Distribution Co. Ltd. is 100%.
(7)	Holding 99.997% in PT Tata Motors Distribusi Indonesia, a subsidiary, along with TML Holdings Pte. Ltd. holding 0.003%.
(8)	The holdings in its 12 subsidiaries range between 74.42% and 74.48%, out of which one subsidiary, namely, Cambric GmbH, was liquidated with effect from September 17, 2020.
(9)	Holds 100% shareholding in Tata Motors Finance Limited and Tata Motors Finance Solutions Limited.
(10)	Jaguar Land Rover Limited increased its shareholding from 10% to 30% with effect from November 25, 2020.
(11)	The indirect holding in these 14 subsidiaries ranges between 13% to 26% and the indirect holdings in these seven joint ventures ranges between 6.63% to 15.60%.
(12)	Holding in its subsidiary, Chery Jaguar Land Rover Auto Sales Company Limited, is 100%.
(13)	An affiliate of Tata Technologies Limited.

Out of the above, the following are the Company’s three significant subsidiaries as defined under Regulation S-X:

Name	Country of Incorporation	Ownership Interest / Voting Power
Jaguar Land Rover Automotive Plc	United Kingdom	100%
Jaguar Land Rover Limited	United Kingdom	100%
Jaguar Land Rover Holdings Limited	United Kingdom	100%

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

Description of Environmental Issues That May Affect Our Utilization of Facilities

Tata Commercial Vehicles and Tata Passenger Vehicles

The automobile industry is exposed to regulatory risks related to climate change. The design and development of fuel-efficient vehicles and vehicles running on alternative renewable energy has become a priority because of fossil fuel scarcity, escalating fuel price, climate change concerns, and government regulations. New and advanced technologies encourage customers to look beyond standard purchasing factors and they may start looking for the product differentiation based on advanced technologies used in the vehicle.

We have implemented our sustainability and climate change policies that address key climate change issues related to products, processes and services, and we are committed to reduce the greenhouse gas emissions throughout the life cycle of our products. Our approach towards climate change mitigation and pursuing low-carbon growth is three-fold; develop cleaner and more fuel-efficient vehicles, reduce environmental impacts of manufacturing operations and build awareness among stakeholders. Our sustainability strategy is aligned with global and national policies of future mobility solutions. Accordingly, we are extensively working on low-carbon product development across our Commercial Vehicle and Passenger Vehicle segments. We have already launched a range of advanced technology vehicles, which would not only help mitigation of climate change risk, but also curb rising urban air pollution.

India is a signatory to the Paris global climate agreement, and is committed to reduce its emission intensity to 33-35% compared to 2005 levels by 2030, through nationally determined contributions. Considering the climate change risk, we are actively involved in partnerships with technology providers to adopt energy efficient technologies for products and processes. We also participate actively in various National Committees in India, working on formulating policies and regulations for environment protection, including reduction of greenhouse gases.

We are continually developing products to meet the current and future emission standards in India and other countries. In order to manage regulatory and general risks of climate change, we are increasingly investing in the design and development of new advanced technologies. With the growing need for reducing on road emission for vehicles, innovative technologies are needed to support the changing scenario and achieving targets. In order to reduce carbon emissions from vehicles, our focus is on researching, developing and producing advanced technologies, such as hybrid engines, electric cars and fuel-cell vehicles. We have developed a range of electric vehicles, such as the Ultra 9m AC Electric bus, Tiago EV, Tigor EV, Nexon EV along with Altroz EV which we showcased at Geneva International Motor show in March 2019. We are also simultaneously putting efforts in our research and development of vehicles, which are powered by alternative fuels like CNG, LPG, biodiesel and hydrogen.

For dealing with the challenges posed by climate change, we are determined to reduce carbon footprint of our manufacturing operations. Pursuant to our commitment to climate change mitigation, we are a signatory to the RE100, a global collaborative initiative of influential businesses committed to usage of 100% renewable electricity. We have made substantial investments in the area of wind and solar power to increase our renewable energy capacity. We have signed power purchase agreements with renewable energy producers. In addition to renewable energy, we have taken several energy conservation initiatives, which helped us in reducing our greenhouse gas emissions. All our manufacturing facilities in India are certified for ISO-14001. Going beyond our manufacturing boundaries, we are implementing sustainable supply chain initiative in a phased manner since Fiscal 2017 for integrating sustainability in supply chain to minimize the environmental and social impacts of our supply chain. We have already covered 350+ suppliers under this initiative in the last four years. We are also working on the downstream side of supply-chain with our dealerships and channel partners for improving the sustainability performance.

Jaguar Land Rover

Jaguar Land Rover’s production facilities are subject to a wide range of increasingly strict environmental, health and safety requirements. These requirements address, among other things, air emissions, wastewater discharges, releases into the environment, human exposure to hazardous materials, the storage, treatment, transportation and disposal of wastes and hazardous materials, the investigation and clean-up of contamination, process safety and the maintenance of health and safety conditions in the workplace. Many of Jaguar Land Rover’s operations require permits and controls to monitor or reduce pollution. We have incurred, and will continue to incur, substantial ongoing capital and operating expenditures to ensure compliance with current and future environmental, health and safety laws and regulations or their more stringent enforcement. Violations of these laws and regulations could result in the imposition of significant fines and penalties, the suspension, revocation or non-renewal of Jaguar Land Rover’s permits, production delays or limitations, imposition of terms of imprisonment, or the closure of Jaguar Land Rover’s plants. Other environmental, health and safety laws and regulations could impose restrictions or onerous conditions on the availability or the use of raw materials we need for Jaguar Land Rover’s manufacturing process. Violations of these laws and regulations may occur, among other ways, from errors in monitoring emissions of hazardous or toxic substances from Jaguar Land Rover’s vehicles or production sites into the environment, such as Jaguar Land Rover’s use of incorrect methodologies or defective or inappropriate measuring equipment, errors in manually capturing results, or other mistaken or unauthorized acts of our employees, suppliers or agents.

Jaguar Land Rover’s business and manufacturing processes result in the emission of greenhouse gases, such as carbon dioxide. We expect the legal requirements to reduce greenhouse gases to become increasingly more stringent and costly to address over time. For example, the European Union Emissions Trading Scheme (“EU ETS”), a European Union-wide system in which allowances to emit greenhouse gases are issued and traded, is now in Phase IV and currently applies to three manufacturing facilities in the United Kingdom, and is in the process of being applied to our Slovakia manufacturing facility. The free allocation of EU ETS carbon allowances significantly reduces in Phase 4 of the EU ETS (starting from the end of 2020) and, as a result, we will be required to purchase an increased number of allowances, potentially at substantial cost. This forecast is subject to further evaluation based on the final terms of the Brexit negotiations and their potential impact on the regulated carbon schemes. In any event, there will be a cost to purchase increased credits in Slovakia and that will be assessed following EU ETS permit application and issue.

In response to increased public interest, carbon legislation is rapidly evolving around the globe. The implementation requirements differ, with some countries such as the United Kingdom setting targets for “Net Zero Carbon” attainment by 2050. In other countries, timeframes and the degree of commitment vary.

We have a Climate Change Agreement (“CCA”) in the United Kingdom, which covers Jaguar Land Rover’s three vehicle manufacturing plants and one of our Special Operations facilities. This requires us to deliver a 15% reduction in energy use per vehicle by 2020 compared to the 2008 baseline.

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

The Best Available Techniques Reference Document (“BREF”) for Jaguar Land Rover’s paint shops has been under review and, in 2019, changes have been proposed, including the lowering of permissible emissions to 30g/m2. Subject to the final terms of Brexit negotiations, it is possible that Jaguar Land Rover’s paint shops will need to adhere to the revised BREF requirements within four years from its issue date and, in any event, our paint shop in Slovakia will need to meet this requirement.

Many of Jaguar Land Rover’s sites have an extended history of industrial activity. We may be required to investigate and remediate contamination at those sites, as well as properties we formerly operated, regardless of whether we caused the contamination or the activity causing the contamination was legal at the time it occurred. For example, some of our buildings at our Solihull plant and other plants in the United Kingdom are undergoing an asbestos removal program in connection with ongoing refurbishment and rebuilding. Prior to purchase of overseas facilities for Jaguar Land Rover, we undertook studies that informed us of the presence of contamination or otherwise in the ground prior to development. In Brazil, Jaguar Land Rover’s manufacturing site is adjacent to a facility (the “Itatiaia West” site), where organic solvent contamination of the ground had previously occurred. We have purchased the Itatiaia West site and are currently progressing relevant permits for operation and developing plans for further remediation of the organic solvent contamination. The Itatiaia West site is listed on the Environmental Regulators site (Instituto Estadual do Ambiente) as contaminated. Some of these historical issues are being addressed in conjunction with Jaguar Land Rover’s site development works whilst others are subject to ongoing treatment regimes.

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

Production Capacity

The following table shows our production capacity as of March 31, 2021, and production levels by plant and product type in Fiscal 2021 and Fiscal 2020:

	As of March 31, 2021	Year ended March 31,
	Production Capacity	2021	2020
		Production (Units)
Tata Motors Limited Plants in India[1]
Medium and Heavy Commercial Vehicles, Light Commercial Vehicles, Utility Vehicles and Passenger Cars	1,450,700	427,200	424,453
Jaguar Land Rover[2,5]
Utility Vehicles, Passenger Cars	839,000	402,420	521,289
Other subsidiary companies’ plants (excluding Jaguar Land Rover)[3]
Medium and Heavy Commercial Vehicles, buses, bus bodies and pickup trucks	21,200	5,688	5,662
Joint operations[4] (Passenger Vehicles)	100,000	31,312	28,894

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

The following table sets forth information with respect to our principal facilities, a substantial portion of which are owned by us as of March 31, 2021. The remaining facilities are on leased premises.

Location	Facility or Subsidiary / Joint Operations Name	Principal Products or Functions
India
In the State of Maharashtra
Pune (Pimpri, Chinchwad, Chikhali[1], Maval)	Tata Motors Ltd.	Automotive vehicles, components, factory automation equipment and services, research and development
Pune (Hinjewadi)[1]	Tata Technologies Ltd.	Software consultancy and services
Pune (Pimpri)	TML Business Services Ltd.	Shared Services
Mumbai, Pune	Tata Motors Limited/Jaguar Land Rover/Tata Motors Finance Ltd.	Automobile sales and service and vehicle financing
Satara	Tata Cummins Pvt. Ltd.	Automotive engines
Pune (Ranjangaon)	Fiat India Automobiles Pvt. Ltd.	Automotive vehicles and components
In the State of Jharkhand
Jamshedpur	Tata Motors Limited	Automotive vehicles, components and research and development
Jamshedpur	Tata Cummins Pvt. Ltd.	Automotive engines
In the State of Uttar Pradesh
Lucknow[1]	Tata Motors Ltd.	Automotive vehicles, parts and research and development
	Tata Marcopolo Motors Ltd.	Bus bodies
In the State of Karnataka
Dharwad	Tata Motors Limited	Automotive vehicles, components, spare parts and warehousing
	Tata Marcopolo Motors Ltd.	Bus body manufacturing
In the State of Uttarakhand
Pantnagar[1]	Tata Motors Ltd.	Automotive vehicles and components
In the State of Gujarat
Sanand	Tata Motors Ltd.	Automotive vehicles and components
Rest of India
Hyderabad	TML Business Services Ltd.	Automobile sales and service
Various other properties in India	Tata Motors Ltd./Tata Motors Finance Ltd.	Vehicle financing business (office/ residential)
Outside India
Singapore	Tata Technologies Pte Ltd.	Software consultancy and services
South Korea	Tata Daewoo Commercial Vehicles Co. Ltd.	Automotive vehicles, components and research and development
Thailand	Tata Motors (Thailand) Ltd.	Pick-up trucks
	Tata Technologies (Thailand) Ltd.	Software consultancy and services
United Kingdom	Tata Motors European Technical Centre	Engineering consultancy and services
United Kingdom	INCAT International PLC, Tata Technologies Europe Ltd.	Software consultancy and services
United Kingdom
Solihull	Jaguar Land Rover Limited	Automotive vehicles and components
Castle Bromwich	Jaguar Land Rover Limited	Automotive vehicles and components
Halewood	Jaguar Land Rover Limited	Automotive vehicles and components
Gaydon	Jaguar Land Rover Limited	Research and product development
Whitley	Jaguar Land Rover Limited	Headquarters and research and product development
Wolverhampton	Jaguar Land Rover Limited	Engine manufacturing

Location	Facility or Subsidiary / Joint Operations Name	Principal Products or Functions
Spain	Tata Hispano Motors Carrocera S.A.	Bus body service
Morocco	Tata Hispano Motors Carrocerries Maghreb SA	Bus body manufacturing and service
South Africa	Tata Motors (SA) (Proprietary) Limited	Manufacture and assembly operations of vehicles
Indonesia	PT Tata Motors Indonesia	Distribution of vehicles
Austria	Jaguar Land Rover Limited	Automotive vehicles and components
Brazil	Jaguar Land Rover Limited	Automotive vehicles and components
Slovakia	Jaguar Land Rover Limited	Automotive vehicles and components
Italy	Trilix Srl.	Automotive design and engineering
Others (e.g., United States, United Kingdom, China, Europe, Australia, Mexico)	Tata Technologies Ltd.	Software consultancy and services
	Jaguar Land Rover[2]	National sales companies
Regional sales offices

Note: Excludes facilities held by our joint ventures, including the manufacturing plant held by Jaguar Land Rover Automotive Company Limited.

1.	Land at each of these locations is held under lease.
2.	National sales companies are held by various subsidiaries of the Jaguar Land Rover group of companies.

A significant portion of our property, plants and equipment, except those in the United Kingdom, Brazil and Slovakia are pledged as collateral securing indebtedness incurred by us. We believe that there are no material environmental issues that may affect our utilization of these assets.

We have additional property interests in various locations around the world for limited manufacturing, sales offices, and dealer training and testing. The majority of these are housed within leased premises.

For further details regarding the current legal proceedings with respect to the leased land in West Bengal, please refer to Item 4.B “Information on the Company—Business Overview—Governmental Regulations—Legal Proceedings” of this annual report on Form 20-F.

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

A. Operating Results

All financial information discussed in this item is derived from our audited financial statements included in this annual report on Form 20-F, which have been prepared in accordance with IFRS.

The following discussion covers the fiscal years ended March 31, 2021, and 2020. For the discussion covering the fiscal year ended March 31, 2019, please refer to “Item 5.A.” of the Company’s annual report on Form 20-F for the fiscal year ended March 31, 2020, filed with the SEC on August 13, 2020.

Overview

In Fiscal 2021, our total revenue, including finance revenues, decreased by 4.3% to Rs.2,481,631 million from Rs.2,594,251 million in Fiscal 2020. This decrease was mainly attributable to lower sales volumes from both Tata Motors Limited and Jaguar Land Rover and partially offset by a favorable currency translation from GBP to Indian rupees and increase in average selling price per unit under BS VI norms.

We recorded net loss of Rs.142,701 million in Fiscal 2021, compared to a loss of Rs.113,940 million in Fiscal 2020. The loss in Fiscal 2021 was largely driven by the impairment charges under the Reimagine strategy taken by Jaguar Land Rover business of Rs.149,943 million. This was offset by reversal of impairment charge for passenger vehicle business of Tata Motors Ltd of Rs.3,714 million and reversal for onerous contract provision of Rs.6,630 million (net of provision Rs.1,140 million). In Fiscal 2020, we have provided for impairment for passenger vehicle business of Tata Motors Ltd of Rs.4,455 million, provision for onerous contract of Rs.7,770 million and impairment at certain subsidiaries, namely TMETC and Trilix of Rs.3,532 million, totalling to Rs.15,757 million.

We use Earnings Before Other Income, Interest and Tax, a non-IFRS measure, to assess our operating performance; a reconciliation of our consolidated Earnings Before Other Income, Interest and Tax to our consolidated net income for Fiscal 2021 and Fiscal 2020 is set forth below.

	For the year ended March 31,
	2021	2020
	Rs. in million
Net Income/(loss)	(142,138)	(112,984)
Add/(Less):
Share of (profit)/loss of equity accounted investees (net)	3,789	10,000
Loss/(gains) on sale/write-off of assets and others (net)	3,095	3,132
Other (income)/loss (net)	(42,368)	(16,009)
Foreign exchange (gain)/loss (net)	(18,293)	16,985
Interest income	(4,925)	(11,697)
Interest expense	80,840	72,553
Income tax (expense)/ credit	25,411	3,645
Earnings Before Other Income, Interest and Tax	(94,589)	(34,375)

We use Free Cash Flow, a non-IFRS measure, to measure ongoing needs for investments in plants and machinery, products and technologies; a reconciliation of our Free Cash Flow to our cash flow from operating activities for Fiscal 2021 and Fiscal 2020 is set forth below.

	Fiscal 2021	Fiscal 2020
		Adjusted	Reported
	Rs. in million
Cash flow from operating activities	290,005	266,329	266,329
Add/(Less):
Payments for property, plants and equipment	(117,757)	(143,192)	(143,192)
Proceeds from sale of property, plants and equipment	3,506	1,715	1,715
Payment for intangible assets	(84,298)	(153,829)	(153,829)
Interest paid	(85,003)	(79,877)
Interest received	4,275	11,045
Dividends received from equity accounted investees	15	6,225
Investments in equity accounted investees	(99)	(6,064)

Free cash flow	10,644	(97,648)	(28,977)

In Fiscal 2021, we have changed definition of free cash flow to better align with other OEMs based on external benchmarking.

We use Ratio of Net Debt to Shareholders’ Equity to measure our debt commitments; a reconciliation of our Ratio of Net Debt to Shareholders’ Equity as of March 31, 2021 and 2020 is set forth in Exhibit 7.1 to this annual report on Form 20-F.

Economy

India

Source: Bloomberg, RBI, Ministry of Statistics

According to the National Statistical Office (“NSO”), India’s GDP is estimated to contract by 8.0% in Fiscal 2021. To control the spread of the COVID-19 pandemic, India had imposed severe lockdowns in April and May 2020 resulting in curtailment of economic activities. As a result of the lockdowns, India’s GDP contracted by 24.4% in the first quarter of Fiscal 2021. As lockdown restrictions were gradually eased from June 2020, the economy witnessed a strong V-shaped recovery. The recovery in economy is resilient with sustained improvement in majority of high frequency indicators. The Purchase Manager’s Index manufacturing index was at 55.4 in March 2021 compared to 51.8 in March 2020. Based on data provided by the NSO, gross value added at basic prices for Fiscal 2021 from the manufacturing sector is estimated to decline by 6.4% compared to Fiscal 2020. Sector-wise, agriculture has remained the silver lining while contact-based services, manufacturing, construction were hit hardest, and have been recovering steadily. Government consumption and net exports have further provided support in the recovery. As per International Monetary Fund (“IMF”) projections in March 2021, Indian economic growth is estimated at 12.5% in Fiscal 2022 and 6.9% in Fiscal 2023.

India has been severely affected by a second wave of COVID-19 and hospitals in several states are, as of the state of this annual report on Form 20-F, still reeling under the shortage of health workers, vaccines, oxygen, medicines and beds. Several states have introduced varying levels of curbs on economic activity and public movement to stop the spread of the virus, which are mostly being reviewed and extended on a weekly or fortnightly basis. The respective state governments are imposing restrictions as they are witnessing surges in the COVID-19 cases. We are expecting a weaker first quarter in Fiscal 2022 due to supply disruptions and the impacts of the COVID-19 pandemic in India. We expect gradual sequential recovery as supply chain conditions improves and the impacts of the COVID-19 pandemic in India gradually subside.

The RBI announced rate cuts in Fiscal 2020 to revive growth and mitigate economic impact of the COVID- 19 pandemic. The repo rate remains unchanged at 4% and the RBI is continuing with its accommodative stance and will continue if necessary, to sustain growth on a durable basis and continue to mitigate the impact of the COVID-19 pandemic on the economy, while ensuring that inflation remains within the target going forward. To provide liquidity support and strengthen public in general in their fight against COVID-19 pandemic, the RBI Governor announced “on tap liquidity” to the public in general. Considering the present situation of the medical infrastructure in the country, banks are encouraged to provide fresh lending support to a wide range of entities including vaccine manufactures, importers and suppliers of vaccines and priority medical devices; hospitals/dispensaries; pathology labs; manufactures and suppliers of oxygen and ventilators; importers of vaccines and COVID-19-related drugs; logistics firms and patients for treatment. The RBI also announced certain relaxations in overdraft (“OD”) facilities of state governments to better manage their fiscal situation in terms of their cash flows and market borrowings. Accordingly, the maximum number of days of OD in a quarter is being increased from 36 to 50 days and the number of consecutive days of OD from 14 to 21 days will be available until September 30, 2021.

The automobile industry recovered slightly in Fiscal 2021 due to the resurgence of the economy. According to data released by SIAM, in Fiscal 2021, the Indian automotive industry recorded a 6.1% decline in domestic sales compared to a 20.3% decline in Fiscal 2020. The Passenger Vehicle segment declined 2.0% in Fiscal 2021, compared to a 17.3% decline in Fiscal 2020. While overall industry sales were lower than in Fiscal 2020, the trend of preference towards personal mobility reduced the overall impact of the slowdown. The Commercial Vehicle industry in India registered a 21.7% decline in Fiscal 2021 compared to a 30.0% decline in Fiscal 2020, because of the COVID-19 pandemic, lower freight utilizations, difficulties in obtaining financing and some hesitation due to rising costs for BS VI vehicles.

The demand for Passenger Vehicles has grown in Fiscal 2021 on the back of some pent-up demand but more importantly a structural shift in personal mobility preference arising out of an urge to break free in the aftermath of the restrictions in travelling during the COVID-19 pandemic situation as well as resurgence in the rural markets. Passenger car sales are dominated by small and mid-sized cars. With the shutdown of all non-essential services accompanied by liquidity and cash crunch, the demand for Commercial Vehicles was severely impacted in the first half of Fiscal 2021.

While there are short term challenges on account of the COVID-19 pandemic, the Commercial Vehicle industry in India is likely to rebound and show signs of recovery after witnessing two consecutive years of double digit decrease. Demand for Commercial Vehicles, particularly Medium and Heavy Commercial Vehicles, is likely to also benefit from various government initiatives to help revive the economy. Demand for Commercial Vehicles, particularly Medium and Heavy Commercial Vehicles, is likely to also benefit from various governmental initiatives to help revive the economy.

The Government of India has encouraged foreign investment in the automobile sector and has allowed 100% foreign direct investment under the automatic route. Focus is now shifting to electric vehicles to reduce emissions. Under union budget 2019-20, the Government of India has also provided an income tax deduction of Rs.1.50 lakhs on interest paid on loan taken for purchase of electric vehicles. The Government of India has shown strong commitment to encouraging the adoption of electric vehicles in the last few years and have introduced several policy interventions to encourage transition to electric vehicles.

World

Global economy GDP

Economic Growth: Global activity is estimated to have contracted 3.3% in 2020 because of the COVID-19 pandemic. Given the unprecedented nature of the pandemic, prospects for the global economy are uncertain, and several growth outcomes are possible. Global growth is estimated at 6.0% in 2021 and is projected to stabilize further at 4.4% in 2022. Among advanced economies, the United States is expected to surpass its pre-COVID-19 pandemic GDP level this year, while other advanced countries are expected to return to their pre-COVID-19 economic growth levels from 2022 onwards. Similarly, among emerging market and developing economies, China is estimated to have already returned to pre-COVID-19 GDP levels in 2020, whereas many other emerging and developing countries are not expected to do so until well into 2023. Most commodity prices have rebounded in the second half of calendar year 2020. However, the pickup in oil prices lagged the broader recovery in commodity prices due to the prolonged impact of the pandemic on global oil demand. Oil demand fell 9% during 2020, the steepest one-year decline on record because of pandemic-control measures and the associated plunge in global demand, which was partly offset by historically large production cuts among OPEC+ (Organization of the Petroleum Exporting Countries), as well as Russia and other non-OPEC oil exporters.

Commodities: There has been significant increase in steel prices over the last 12 months. Base metal prices were, on net, broadly flat in the calendar year 2020, as sharp falls in the first half of the year were followed by a strong recovery in the second half due to rising demand from China. Prices of commodity items used in manufacturing automobiles, including steel, aluminum, copper, zinc, rubber, platinum, palladium and rhodium, have become increasingly volatile in recent years. Semiconductor shortages have also impacted the auto industry adversely. Many major automotive companies have been experiencing a shortage of semiconductors, used in the production of automotive chips and charging or other components of electric vehicles. Major semiconductor suppliers have been operating at reduced capacity for the past year due to proactive local government actions in response to the spread of COVID-19, causing a global shortage of semiconductors supply. Following the advent of the COVID-19 pandemic, automakers have generally reduced their production levels and, as a result, semiconductor orders, which also had an impact on the global semiconductor supply.

China: Growth in China decelerated to 2.3% in year 2020 which was still above the previous projections helped by the country’s effective control of the COVID-19 pandemic and public investment-led stimulus. For most of last year, China’s import growth lagged a rebound in exports, contributing to a widening current account surplus. Accommodative fiscal and monetary policies led to a sharp increase in the government deficit and total debt. Fiscal policy support, which initially focused on providing relief and boosting public investment, is starting to moderate. Growth in China is forecast to pick up to 8.4% in 2021 which is above previous projections due to the release of pent-up demand, lower base and moderate to 5.6% in 2022 as deleveraging efforts resume. Even as GDP growth returns to its pre-pandemic level in Fiscal 2021, it is still expected to be approximately 2% below its pre-pandemic projections by 2022, with the crisis accentuating pre-existing vulnerabilities and imbalances. Following a sharp contraction, the Chinese economy returned to growth during the middle of 2021, albeit at an uneven pace. Industrial production has recovered much faster than consumption and services. Import growth has lagged, but there was a rebound in exports, which also contributed to a widening of the trade and current account surpluses. Industrial profits have improved, and government revenue has been strengthening.

Tensions between the United States and China remain elevated on numerous fronts, including on international trade, intellectual property, and cybersecurity. Domestic economic disparities arising from the pandemic downturn may also prompt new trade barriers, motivated by the need to protect domestic workers. Furthermore, risks of protectionist tendencies surrounding technology are emerging. Protectionist tendencies could extend to medical supplies and COVID-19 pandemic-related pharmaceutical APIs, which would impede the global supply of vaccines and medicines.

United States: The decline in the U.S. economy in the first half of year 2020 was nearly three times as large as the peak decline during the global financial crisis, underscoring the depth of the recession. U.S output fell by 3.5% in 2020. Although the COVID-19 pandemic’s economic impact was not as severe as envisioned in previous projections, last year’s contraction was more than one percentage point larger than that of 2009. Substantial fiscal support to household incomes far exceeding similar measures delivered during the global financial crisis contributed to a robust initial rebound in the third quarter of 2020, which was subsequently cut short by a broad resurgence of the pandemic. Growth in the U.S. is forecast to recover to 6.4% in Fiscal 2021, held down in the early part of the year by subdued demand amid renewed restrictions and a broad-based resurgence of the COVID-19 pandemic. Activity is expected to strengthen in the second half of this year and firm further next year, as improved COVID-19 management aided by ongoing vaccination allows for an easing of pandemic-control measures. At $1.9 trillion, the Biden administration’s new fiscal package is expected to deliver a strong boost to growth in the United States in Fiscal 2021 and provide sizable positive spillovers to trading partners. Debt service costs are expected to remain manageable across advanced economies, thanks to the relatively large fraction of their debt burden covered by long-term and sometimes negative-yielding bonds. Fiscal support in emerging market and developing economies has been more limited, and deficits are generally expected to decline as revenues improve and crisis-related expenditures unwind with the projected economic recovery. Higher debt service costs are also expected to constrain their ability to address social needs, including rising poverty and growing inequality, or to correct the setback in human capital accumulation during the crisis.

Europe: Economic activity in Europe has deteriorated significantly due to the widespread virus outbreak. In Europe, following the historic pandemic-induced collapse, an emerging rebound in economic activity in the third quarter of last year was cut short by a sharp resurgence of the COVID-19 pandemic, which prompted many member countries to re-impose stringent lockdown measures. Against the backdrop of a historic recession, the policy response has been far-reaching and sustained. National fiscal support packages were bolstered by grants from the European Union to the hardest-hit member countries, which are expected to support activity starting in Fiscal 2021. The European economy declined by 6.6% in 2020 and growth is expected to rebound to 4.4% in 2021 owing to improved COVID-19 management, an initial vaccine rollout, and rising external demand, particularly from China.

United Kingdom: The IMF raised its forecast for British economic growth, which is set to outpace the euro zone this year after its slump in 2020, but is unlikely to regain its pre-pandemic size until sometime in 2022. The IMF said the UK economy would grow by 5.3% in 2021, up from a previous forecast of 4.5% it made in January 2021, helped by the country’s fast COVID-19 vaccination program and a latest round of stimulus by the government. The UK has suffered Europe’s highest COVID-19 death toll and its economy shrank by almost 10% last year, the worst performance among the region’s big economies except for Spain. But it has moved more quickly than almost all other countries with its coronavirus vaccination program. Almost half the total population of the United Kingdom had a first jab of the vaccine. For 2022, the IMF raised its forecast to British economic growth slightly to 5.1%, which would be the strongest expansion among Europe’s big economies next year, according to the IMF.

(Source: RBI, World bank, IMF, etc.)

Automotive operations

Automotive operations is our most significant operating segment, accounting revenue in each of Fiscal 2021 and Fiscal 2020 as below.

	Year ended March 31,		Percentage Change
	2021	2020	2020 to 2021
Total Revenues from operations (before inter-segment elimination) (Rs. million)	2,465,542	2,576,583	(4.3)
Percentage of Total revenues (%)	99.4	99.3

Our automotive operations include:

•	All activities relating to the development, design, manufacture, assembly and sale of vehicles, as well as related spare parts and accessories;

•	Distribution and service of vehicles; and

•	Financing of our vehicles in certain markets.

Our automotive operations segment is further divided into four reporting segments: Tata Commercial Vehicles, Tata Passenger Vehicles, Jaguar Land Rover and Vehicle Financing. The breakup of revenue for Fiscal 2021 and Fiscal 2020, and the percentage change from period to period (before intra-segment eliminations) are set forth in the table below.

	Year ended March 31,		Change (%)
	2021	2020
	Rs. million
Tata Commercial Vehicles	329,655	362,125	(9.0)
Tata Passenger Vehicles	165,188	103,882	59.0
Jaguar Land Rover	1,926,617	2,070,321	(6.9)
Vehicle Financing	43,926	40,255	9.1

For further detail see Item 5.A “Operating and Financial Review and Prospects—Operating Results—Fiscal 2021 Compared to Fiscal 2020—Revenue.”

Other operations

Our other operations business segment mainly includes information technology services, machine tools and factory automation solutions. Our revenue from other operations before inter-segment eliminations was Rs.26,076 million in Fiscal 2021, a decrease of 14.2% from Rs.30,376 million in Fiscal 2020. Revenues from other operations represented 1.1% and 1.2% of our total revenues, before inter-segment eliminations, in Fiscal 2021 and Fiscal 2020, respectively. Earnings Before Other Income, Interest and Tax before inter-segment eliminations, were Rs.2,943 million and Rs.3,339 million in Fiscal 2021 and Fiscal 2020, respectively.

Geographical Breakdown

As a result of the COVID-19 pandemic in Fiscal 2021, there is a reduction in revenue across most geographical markets except China and India. In Fiscal 2021, volume and percentage of revenues in China and India have improved from Fiscal 2020 levels. China witnessed a double-digit growth in volumes in Fiscal 2021 as the region continued to recover strongly from the pandemic. However, as COVID-19 pandemic spread globally, many government authorities were forced to introduce and re-introduce strict social distancing measures over the course of the year, as a result, Jaguar Land Rover wholesale volumes declined in other regions including in Overseas markets (down 38.1% year-on-year), Europe (down 32.4%), North America (down 30.9%) and in the UK (down 26.0%). In addition to COVID-19 pandemic, other factors impacting automotive industry sales during Fiscal 2021 included Brexit uncertainty for the UK and Europe, although a trade agreement was reached between the UK and the EU in December 2020, and more generally regulatory and emissions challenges as well as continuing trade tensions and other geopolitical pressures.

The following table sets forth our revenue in millions of Indian rupees and percentage of total revenue from our key geographical markets:

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

•

Goods and service tax rates/excise duties and sales tax rates. In India, the goods and service tax, the excise duties and sales tax rate structures affect the cost of vehicles to the end user and, therefore, impact demand significantly. For more information on taxes applicable to us, please see Item 4.B “Information on the Company—Business Overview—Governmental Regulations—Indian Taxes”.

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

•

Pricing pressures. Similar to other major automotive companies, we face significant pricing pressures, as competitors offer customers and dealers price reductions in order to stimulate demand, which may in turn adversely affect our results of operations. See Item 3.D “Key Information—Risk Factors—Risks Associated with Our Business and the Automotive Industry.”

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

•

New products. Early in Fiscal 2021, we announced our “Future Ready” portfolio for BSVI, adding to our portfolio of SCV, ILCV, Buses and MHCV segments. The all-new M&HCV BSVI range includes a number of products, such as Signa 4825.TK, Signa 3118.T, Signa 5525.S, Signa 3521 and Ultra 2821. In the ILCV space, we introduced the Ultra T.7, which was designed specifically for urban transportation, and extended our CNG range to the 16T segment with the launch of LPT 1512g Cargo and LPT 1512 Sleeper Cabin for e-commerce. The range of refrigerated trucks, which we announced in January 2021, are available for the transportation of the COVID-19 vaccine countrywide. In the Small Commercial Vehicles and Pick-up segment, we launched new variants of Ace, Intra and Yodha with increased payload options and other improved features. Tata Ace was introduced in multiple fuel options (i.e., Diesel, gasoline and CNG). We also introduced the Magic Express Ambulance in the compact ambulance segment. In the passenger vehicles business, we launched new variants across our product portfolio, including Tata Altroz I-turbo, Tiago XTA, Harrier XT, Harrier CAMO and Nexon XM-S. In addition, in February 2021, we launched the iconic flagship SUV the all-new Safari. An important part of our growth strategy is the development of new and refreshed products and product lines, such as the all-new Land Rover Defender, (including the 90 short wheelbase, hardtop commercial and V8 variants); the 2021 year model refreshes and upgrades including the expansion of electrified options across 12 of Jaguar Land Rover’s 13 nameplates, comprising eight plug-in hybrids, 11 mild-hybrids and the all-electric Jaguar I-PACE. Innovation and the development of new products and product lines require significant capital expenditures. There is also intense competition, as well as uncertainty with respect to changing consumer preferences, which may adversely affect our results of operations. See Item 3.D “Key Information—Risk Factors—Risks Associated with Our Business and the Automotive Industry” and Item 4.B “Information on the Company—Business Overview—Research and Development.”

•

Foreign Currency Rates. Our operations and our financial position are quite sensitive to fluctuations in foreign currency exchange rates. Jaguar Land Rover earns significant revenue in the United States, Europe and China, and also sources a significant portion of its input materials from Europe. Thus, an exchange rate fluctuation of GBP to Euro, GBP to U.S. dollar or GBP to any other currency would affect our financial results. We have significant borrowings in foreign currencies denominated mainly in U.S. dollars. Our consolidated financial results are affected by foreign currency exchange fluctuations through both translation and transaction risks. Changes in foreign currency exchange rates may positively or negatively affect our revenues, results of operations and net income. To the extent that our financial results for a particular period will be affected by changes in the prevailing exchange rates at the end of the period, such fluctuations may have a substantial impact on comparisons with prior periods. Furthermore, Jaguar Land Rover constitutes a major portion of our consolidated financial position, the figures of which are translated into Indian rupees. However, the translation effect is a reporting consideration and does not impact our underlying results of operations. Please see Item 11 “Quantitative and Qualitative Disclosures about Market Risk” and Note 39(d)(i) –(a) to our consolidated financial statements included elsewhere in this annual report on Form 20-F for further details on our exposure to fluctuations in foreign currency exchange rates.

•

Political and Regional Factors. As with the rest of the automotive industry, we are affected by political and regional factors. For a detailed discussion regarding these risks, please see Item 3.D “Key Information—Risk Factors.”

•

COVID-19 pandemic. COVID-19 pandemic has rapidly spread throughout the world, including India. Governments in India and across the world have taken significant measures to curb the spread of the virus including imposing mandatory lockdowns and restrictions in activities. Consequently, the Company’s manufacturing plants and offices had to be closed down / operate under restrictions for a considerable period of time during the year and post year end. Lockdowns / restrictions have impacted the Company operationally including on commodity prices, supply chain matters (including semiconductor supplies), consumer demand and recoveries of loans under its vehicle financing business. More recently, the next wave of the pandemic has impacted India and the Company is monitoring the situation closely taking into account the increasing level of infections in India and across the world and directives from the various Governments. Management believes that it has taken into account all the possible impacts of known events arising from the COVID-19 pandemic in the preparation of the financial results including but not limited to its assessment of the Company’s liquidity and going concern, recoverable values of its property, plant and equipment, intangible assets, intangible assets under development, allowances for losses for finance receivables, product warranty, residual value risk, lease payments, employee benefits, government grants and the net realizable values of other assets, including inventory and Deferred tax asset. However, given the effect of these lockdowns and restrictions on the overall economic activity and in particular on the automotive industry, the impact assessment of the COVID-19 pandemic on the financial statement is subject to significant estimation uncertainties due to its nature and duration and, accordingly, the actual impacts in the future may be different from those estimated as at the date of approval of these financial statements. The Company will continue to monitor any material changes to future economic conditions and consequential impact on its financial statements.

Results of Operations

The following table sets forth selected items from our consolidated statements of income for the periods indicated and shows these items as a percentage of revenue:

	Revenue (in Rs. Million)		Percentage of Total Revenue
	Year ended March 31,		Year ended March 31,		Percentage Change
	2021	2020	2021	2020	2020 to 2021
Total revenues	2,481,631	2,594,251	100.0	100.0	(4.3)
Raw materials, components and purchase of product for sale (including change in inventories of finished goods & work-in-progress)	1,582,985	1,670,560	63.8	64.4	(5.2)
Employee cost	281,084	308,373	11.3	11.9	(8.8)
Defined benefit pension plan amendment cost/(credit)	848	—	— *	—	100.0
Depreciation and amortization	229,638	207,632	9.3	8.0	10.6
Other expenses	470,557	601,339	19.0	23.2	(21.7)
Restructuring cost at JLR—Asset write downs, employees and third party obligations	149,943	—	6.0	—	100.0
Impairment /(reversal of impairment) losses in Passenger Vehicle business	(3,714)	4,455	(0.1)	0.2	(183.4)
Provision/(reversal of provision) for onerous contracts	(6,630)	7,770	(0.3)	0.3	(185.3)
Impairment losses of assets in subsidiaries	—	3,532	—	0.1	(100.0)
Expenditure capitalized	(128,491)	(175,034)	(5.2)	(6.7)	(26.6)
Loss/(gains) on sale/write-off of assets and others (net)	3,095	3,132	0.1	0.1	(1.2)
Other (income)/loss (net)	(42,368)	(16,009)	(1.7)	(0.6)	164.6
Foreign exchange (gain)/loss (net)	(18,293)	16,985	(0.7)	0.7	(207.7)
Interest income	(4,925)	(11,697)	(0.2)	(0.5)	(57.9)
Interest expenses	80,840	72,553	3.3	2.8	11.4
Share of (profit)/loss of equity accounted investees (net)	3,789	10,000	0.2	0.4	(62.1)
Net income/(loss) before tax	(116,727)	(109,340)	(4.8)	(4.3)	6.8
Income tax (expense)/credit	(25,411)	(3,644)	(1.0)	(0.1)	597.2
Net income/(loss)	(142,138)	(112,984)	(5.8)	(4.4)	25.8
Net income/(loss) attributable to shareholders of Tata Motors Limited	(142,701)	(113,940)	(5.8)	(4.4)	25.2
Net income attributable to non-controlling interests	563	956	— *	— *	(41.1)

*	Less than 0.1%.

The following table sets forth selected data regarding our automotive operations (Tata Commercial Vehicles, Tata Passenger Vehicles, Vehicle Financing and Jaguar Land Rover) for the periods indicated and the percentage change from period to period (before inter-segment eliminations):

	Total Revenues (Rs. million)		Earnings/(loss) Before Other Income, Interest and Tax (Rs. million)		Earnings Before Other Income, Interest and Tax (% of revenue)
	Fiscal 2021	Fiscal 2020	Fiscal 2021	Fiscal 2020	Fiscal 2021	Fiscal 2020
Tata Commercial Vehicle	329,655	362,125	(6,059)	(7,643)	(1.8)	(2.1)
Tata Passenger Vehicle	165,188	103,882	(11,019)	(44,833)	(6.7)	(43.2)
Jaguar Land Rover	1,926,617	2,070,321	(104,041)	(6,657)	(5.4)	(0.3)
Vehicle Financing	43,926	40,255	26,962	25,766	61.4	64.0
Unallocable	156		(4,043)	(3,793)

Total	2,465,542	2,576,583	(98,200)	(37,160)

The following table sets forth selected data regarding other operations for the periods indicated and the percentage change from period to period (before inter-segment eliminations):

	Total Revenues (Rs. million)		Earnings/(loss) Before Other Income, Interest and Tax (Rs. million)		Earnings Before Other Income, Interest and Tax (% of revenue)
Other Operations	26,076	30,376	2,943	3,339	11.3	11.0

Fiscal 2021 Compared to Fiscal 2020

Revenue

Our total consolidated revenue from operations, including finance revenue, decreased by 4.3% to Rs.2,481,631 million in Fiscal 2021 from Rs.2,594,251 million in Fiscal 2020. Revenue from the sale of vehicles decreased to Rs.2,063,457 million in Fiscal 2021 compared to Rs.2,188,600 million, a decrease of 5.7%. We sold 837,783 vehicles in Fiscal 2021, compared to 961,463 vehicles in Fiscal 2020. The revenue of our Tata brand vehicles increased by 6.2% to Rs.495,000 in Fiscal 2021 from Rs.466,007 million in Fiscal 2020, mainly due to increased volumes in passenger car segment. The revenue from Tata Commercial Vehicles decreased by 9.0% and revenue from Tata Passenger Vehicles increased by 59.0% in Fiscal 2021 from Fiscal 2020.

Our revenues from sales of vehicles and spare parts manufactured in India decreased by 7.2% to Rs.464,528 million in Fiscal 2021 from Rs.433,331 million in Fiscal 2020.

The revenue from Passenger Cars in India has increased by 105.9% to Rs.58,316 million in Fiscal 2021 from Rs.28,321 million in Fiscal 2020, Electric vehicle increased to Rs.5,715 million in Fiscal 2021 from Rs.1,518 million in Fiscal 2020 and Utility Vehicles increased by 56.7% to Rs.65,343 million in Fiscal 2021 from Rs.41,682 million in Fiscal 2020. The increase in Passenger Vehicles was mainly on account of pent-up demand, better products and safety features of our New forever range of vehicles. The revenue from Commercial Vehicle in ILCVs category increased by 9.6% to Rs.40,466 million in Fiscal 2021 from Rs.36,930 million in Fiscal 2020. The SCVs & Pick Ups category in India increased by 26.1% to Rs.48,239 million in Fiscal 2021 from Rs.38,259 in Fiscal 2020. However, revenues from MHCVs category decreased by 1.4% to Rs.138,081 million in Fiscal 2021 from Rs.140,064 million in Fiscal 2020 and CV Passenger Vehicles category revenue decreased by 72.6% to Rs.10,777 million in Fiscal 2021 from Rs.39,363 million in Fiscal 2020. The revenue of commercial vehicle at overall level decreased mainly due to the COVID-19 pandemic, lower freight utilizations, difficulties in obtaining financing and some hesitation due to rising costs for BS VI vehicles. There is a reduction in sales volume, which was partially offset by an increase in average selling price per unit under BSVI norms.

Revenue attributable to TDCV, increased marginally by 5.9% to Rs.33,111 million in Fiscal 2021 from Rs.31,252 million in Fiscal 2020. Domestic (South Korea) sales witnessed a 10.1% increase from 3,581 units in Fiscal 2020 to 3,942 units in Fiscal 2021 due to product range expansion. The export market was severely impacted by COVID-19 and experienced a reduction of 26.4% from 1,609 units in Fiscal 2020 to 1,185 units in Fiscal 2021.

Revenue from our Vehicle Financing operations increased by 9.1% to Rs.43,926 million in Fiscal 2021 compared to Rs.40,255 million in Fiscal 2020. This is mainly due to increase in average loan book and upfront recognition of excess interest spread on the direct assignment transaction undertaken during Fiscal 2021.

The revenue of our Jaguar Land Rover business decreased by 6.9% to Rs.1,926,617 in Fiscal 2021 from Rs.2,070,321 million in Fiscal 2020. This was partially offset by a favorable translation of Rs.153,168 million from GBP to Indian rupees in Fiscal 2020. Excluding currency translation, the revenue of Jaguar Land Rover decreased by 14.2%. Jaguar Land Rover wholesale volumes (excluding China joint venture) declined across all key regions in Fiscal 2021 by 27.0% compared to Fiscal 2020, except in China, where wholesales grew 23.1% year-on-year. The reduction in revenue was much lower than the decline in wholesales, reflecting the strong favorable sales mix, higher average revenue per vehicle and much lower incentive spending during the year. Jaguar brand vehicles sales were 67,333 units in Fiscal 2021 from 125,820 units in Fiscal 2020, a decrease of 46.5%, and Land Rover vehicles sales from 350,132 units in Fiscal 2020 to 280,299 units in Fiscal 2021, a decrease of 19.9% (volumes excluding the China Joint Venture).

Revenue from other operations (before inter-segment eliminations) decreased by 14.2% in Fiscal 2021 from Fiscal 2020. Revenues from other operations represented 1.1% and 1.2% of our total revenues, before inter-segment eliminations, in Fiscal 2021 and Fiscal 2020, respectively.

Cost and Expenses

Raw materials, components and purchase of products for sale (including change in inventories of finished goods and work-in-progress) (“material costs”)

Material costs decreased by 5.2% to Rs.1,582,985 million in Fiscal 2021 from Rs.1,670,560 million in Fiscal 2020 in line with reduction in revenue. The material cost as a percentage of total revenue decreased to 63.8% in Fiscal 2021, compared to 64.4% in Fiscal 2020, mainly due to change in product mix.

Material costs for Tata Commercial Vehicles and Tata Passenger Vehicles increased by 9.5% to Rs.375,826 million in Fiscal 2021 from Rs.343,221 million in Fiscal 2020, due to increase in volumes. The material costs as a percentage of total revenue increased to 75.8% in Fiscal 2021, compared to 73.2% in Fiscal 2020, primarily due to a change in product mix and increase in commodity prices, especially steel and other precious metal.

For our Passenger vehicle segment of India operations, material costs of Passenger Cars increased to Rs.52,739 million in Fiscal 2021, compared to Rs.24,707 million in Fiscal 2020. Electric vehicles increased to Rs.5,040 million in Fiscal 2021 compared to Rs.1,419 million in Fiscal 2020 and Utility vehicles increased to Rs.52,710 million in Fiscal 2021, compared to Rs.33,539 million in Fiscal 2020. The increase in material costs is mainly due to increased sales volumes and increase price under BS VI. Material costs for the ILCVs category increased by 15.4% to Rs.31,186 million in Fiscal 2021, compared to Rs.27,022 million in Fiscal 2020, and for SCVs & Pick Ups increased by 33.0% to Rs.39,168 million in Fiscal 2021, compared to Rs.29,458 million in Fiscal 2020, mainly due to increase in volumes and increase in commodity prices. Material costs for the MHCVs category decreased by 4.7% to Rs.101,905 million in Fiscal 2021, compared to Rs.106,884 million in Fiscal 2020 and for CV Passenger Vehicles substantially decreased to Rs.8,283 million in Fiscal 2021, compared to Rs.32,218 million in Fiscal 2020. The decrease was mainly due to a decrease in volumes which was partially offset by increase in commodity prices. Further, material costs as a percentage of revenue increased to 77.4% in Fiscal 2021, compared to 75.5% in Fiscal 2020, primarily due to product mix (increased passenger vehicle volumes).

Material costs increased by 8.1% to Rs.23,185 million in Fiscal 2021, compared to Rs.21,445 million in Fiscal 2020 for TDCV, primarily due to higher volumes, particularly in the domestic (South Korea) market. As a percentage of total revenue, material costs increased to 70.0% in Fiscal 2021, compared to 68.6% in Fiscal 2020, primarily due to product mix (introduction of LCVs).

At our Jaguar Land Rover operations, material costs in Fiscal 2021 decreased by 9.1% to Rs.1,203,626 million from Rs.1,323,643 million in Fiscal 2020. The decrease was partially offset by an unfavorable currency translation from GBP to Indian rupees of Rs.91,056 million. Excluding currency translation, material costs attributable to our Jaguar Land Rover operations decreased by 16.0%, mainly due to a 27.0% decrease in sales volume and change in product mix. Material costs at our Jaguar Land Rover operations as a percentage of revenue decreased to 62.5% in Fiscal 2021, from 63.9% in Fiscal 2020 (in GBP terms).

Employee costs

Our employee costs decreased by 8.8% in Fiscal 2021 to Rs.281,084 million from Rs.308,373 million in Fiscal 2020, including the foreign currency translation impact from GBP to Indian rupees as discussed below.

Our permanent employee headcount decreased by 4.6% as at March 31, 2021, to 75,278 employees from 78,906 employees as at March 31, 2020, primarily due to voluntary early separations that commenced in the third quarter of Fiscal 2021 at Tata Motors and Jaguar Land Rover and in Fiscal 2020-21 at Tata Daewoo. The average temporary headcount has increased to 28,291 employees in Fiscal 2021 from 19,169 employees in Fiscal 2020, due to increase in productions, mainly passenger vehicles.

The employee costs for Tata Commercial Vehicles and Tata Passenger Vehicles decreased by 4.0% to Rs.57,049 million in Fiscal 2021 from Rs.59,430 million in Fiscal 2020.

For our India operations, employee costs increased marginally to Rs.48,488 million in Fiscal 2021 from Rs.48,105 million in Fiscal 2020. The permanent headcount decreased by 4.4% as of March 31, 2021, to 37,301 employees from 39,012 employees as of March 31, 2020, due to voluntary early separations commenced in the third quarter of Fiscal 2021 at Tata Motors.

At TML, employee costs marginally increased by 1.1% to Rs.44,065 million in Fiscal 2021 compared to Rs.43,601 million in Fiscal 2020 mainly due to voluntary early separations commenced in the third quarter of Fiscal 2021. The employee costs as a percentage of revenue decreased to 9.5% in Fiscal 2021 from 10.2% in Fiscal 2020.

Employee costs at TDCV were decreased to Rs.6,338 million in Fiscal 2021 compared to Rs.9,318 million in Fiscal 2020 primarily due to abolishment of certain overtime and voluntary early separation that was given during Fiscal 2021.

The employee costs at Jaguar Land Rover decreased by 9.7% to Rs.211,226 million (GBP2,169 million) in Fiscal 2021 from Rs.234,018 million (GBP2,598 million) in Fiscal 2020, primarily due to average headcount reduction of 5.8% (Fiscal 2021 average 37,500 vs Fiscal 2020 average 39,800) and furlough grant of Rs.18,240 million (GBP188 million) received under the UK government’s Coronavirus Job Retention Scheme on fulfillment of all related conditions. This decrease was partially offset by an unfavorable foreign currency translation impact from GBP to Indian rupees of Rs.15,841 million. The employee costs as a percentage of revenue decreased to 11.0% in Fiscal 2021 from 11.3% in Fiscal 2020 (in GBP terms).

Defined benefit pension plan amendment

Jaguar Land Rover had recognized a past service cost due to the requirement to equalize male and female members’ benefits for the inequalities within guaranteed minimum pension earned in the year ended March 31, 2019. This assessment has been updated during the year ended March 31, 2021, based on new information and accordingly, a charge of Rs.848 million (GBP9 million) has been recognized.

Depreciation and Amortization

Our depreciation and amortization expenses increased by 10.4% in Fiscal 2021, the breakdown of which is as follows:

	Year ended March 31,
	2021	2020
	(Rs. in millions)
Depreciation	107,664	104,594
Amortization	110,200	91,873
Amortization of Leased Assets (RTU)	11,774	11,165

Total	229,638	207,632

The increase in depreciation and amortization expenses is mainly due to unfavorable foreign currency translation from GBP to Indian rupees of Rs.13,670 million. This is further increased due to Job 1 programs in the year, Velar and 20MY Range Rover & Range Rover sport at Jaguar Land Rover and at TML by Rs.2,030 million due to Capitalization of Altroz and BSVI projects.

Other Expenses

Other expenses decreased by 21.7%, which is partially offset by an unfavorable foreign currency translation of GBP to Indian rupees of Rs.29,606 million pertaining to Jaguar Land Rover. The major components of expenses are as follows:

				Percentage of Total Revenue
	Year ended March 31,		% Change	Year ended March 31,
	2021	2020		2021	2020
	(Rs. in millions)
Freight and transportation expenses	57,158	64,843	(11.9)	2.3	2.5
Works operation and other expenses	189,167	253,777	(25.5)	7.6	9.8
Publicity	43,846	76,142	(42.4)	1.8	2.9
Allowance for trade and other receivables, and finance receivables	10,080	8,131	24.0	0.4	0.3
Warranty and product liability expenses	76,819	109,012	(29.5)	3.1	4.2
Research and product development cost	52,266	41,885	24.8	2.1	1.6
Stores, spare parts and tools consumed	12,791	15,007	(14.8)	0.5	0.6
Processing charges	9,657	10,700	(9.8)	0.4	0.4
Power and fuel	11,129	12,649	(12.0)	0.4	0.5
Repairs to building and plant and machinery	4,282	5,854	(26.8)	0.2	0.2
Insurance	3,362	3,339	0.7	0.1	0.1
Total	470,557	601,339	(21.7)	19.0	23.2

1.

Freight and transportation expenses decreased by 11.9% in Fiscal 2021. This is partially offset by an unfavorable currency translation of Rs.370 million from GBP to INR. At Jaguar Land Rover freight and transportation expenses decreased by 18.3% from GBP611 million in Fiscal 2020 to GBP499 million in Fiscal 2021, mainly due to lower sales volumes. At Tata Motors standalone level, expenses decreased by 26.2% from Rs.10,660 million in Fiscal 2020 to Rs.7,870 million in Fiscal 2021 on account of lower production, mainly for commercial vehicles.

2.

Works operation and other expenses mainly relate to volume-related expenses at Jaguar Land Rover and Tata Motors Limited. On absolute terms, the expenses decreased to Rs.193,331 million in Fiscal 2021 from Rs.253,777 million in Fiscal 2020, mainly on account of miscellaneous contract job/outsourcing expenses decreased due to the COVID-19 pandemic lockdown. Engineering expenses decreased by 49.7% to Rs.33,084 million in Fiscal 2021, compared to Rs.65,724 million in Fiscal 2020. These expenses represented 1.3% and 2.5% of our total revenues in Fiscal 2021 and Fiscal 2020, respectively, and are attributable mainly to decreased expenditure at Jaguar Land Rover. A significant portion of these costs are capitalized and shown under the line item “expenditure capitalized” discussed below.

3.

Publicity expenses were 1.8% and 2.9% of our total revenues in Fiscal 2021 and Fiscal 2020, respectively. The publicity expenses at Jaguar Land Rover decreased to GBP397 million (2.0% of the revenue) in Fiscal 2021 compared to GBP733 million (3.2% of revenue) in Fiscal 2020. Marketing activity was limited early in the year due to the ongoing impact of the COVID-19 pandemic, though routine product and brand campaigns increased expenditure through to the end of March 31, 2021, particularly in China, US, and UK. In addition to routine product and brand campaigns, we incurred expenses relating to new product introduction campaigns in Fiscal 2021, mainly the new Land Rover Defender at Jaguar Land Rover, and the new Safari at our Tata Motors India operations.

4.

The allowances for finance receivables related to Vehicle Financing segment. These mainly reflect provisions for the impairment of vehicle loans of Rs.9,579 million for Fiscal 2021 compared to Rs.6,602 million in Fiscal 2020. The increase was mainly on account of additional management overlay provisions carried on account uncertainty involved due to the second wave of the COVID-19 pandemic. The allowances for trade receivables were Rs.500 million in Fiscal 2021, compared to Rs.1,529 million in Fiscal 2020, due to better collections.

5.

Warranty and product liability expenses represented 3.1% and 4.2% of our total revenues in Fiscal 2021 and Fiscal 2020, respectively. The warranty expenses at Jaguar Land Rover decreased to GBP706 million (3.6% of the revenue) in Fiscal 2021 compared to GBP1,131 million (4.9% of revenue) in Fiscal 2020, mainly due to increased retailer guidance, guided diagnostics enhancement, proactive issue detection, prioritization and resolution coming from charge+ initiatives, significant quality improvements in vehicles and the implementation of other business enhancement activities. For Tata Motors’ Indian operations, these represent 0.9% and 1.2% of the revenue for Fiscal 2021 and Fiscal 2020, respectively, due to quality improvements and product mix.

6.

Research and product development costs represent research costs and costs pertaining to minor product enhancements, refreshes and upgrades to existing vehicle models. These represented 2.1% and 1.6% of total revenues for Fiscal 2021 and Fiscal 2020, respectively.

Restructuring cost at JLR—Assets write-downs, employees and third party obligations

The Reimagine strategy was approved by the JLR board on February 11, 2021, and targets the production of more sustainable and fully-electric luxury vehicles including the goal of having a fully-electric fleet of luxury vehicles by the end of the decade and 100% of sales from pure battery electric vehicles by 2036, as well as striving toward achieving net zero carbon emissions across its supply chain, among other environmentally driven strategies by 2039. This revised strategy, particularly the cancellation of the MLA-Mid architecture, resulted in a charge being recognized comprising: (a) asset write-downs of GBP952 million (Rs.96,061 million) in relation to models cancelled, and (b) restructuring costs of GBP534 million (Rs.53,882 million), including costs of GBP526 million (Rs.53,123 million) accruals to settle legal obligations on work performed to date and provisions for redundancies and other third party obligations and defined benefit past service cost of GBP8 million (Rs.759 million). The related liability on the balance sheet date has been accrued under restructuring provisions GBP194 (Rs.19,550 million), accounts payable GBP245 million (Rs.24,730 million) and employee related and other provisions GBP88 million (Rs.8,843 million) as at March 31, 2021.

Impairment /(reversal of impairment) losses in Passenger Vehicle business

As at March 31, 2020, the Company assessed the recoverable value of Passenger vehicle business of Tata Motors Limited, which represent a single CGU, due to refresh of its strategy in response to change in market conditions on account of various factors (economic environment, demand forecasts etc.) including the COVID-19 pandemic. The recoverable value determined by Fair Value less Cost of Disposal was lower than the carrying value of the CGU and this resulted in an impairment charge of Rs.4,455 million for Fiscal 2020. As at March 31, 2021, the Company identified certain triggers for reversal of the previously recorded impairment based on both external and internal indicators. Accordingly, the Company reassessed its estimate and determined the recoverable value for this CGU considering the significant improvement in absolute and relative performance and outlook of the business when compared with the assumed performance at the time when the impairment loss was recorded. Based on this reassessment, the Company has reversed the initially recognized impairment for this CGU.

Provision/(reversal of provision) for onerous contracts

During the year ended March 31, 2020, a provision had been recognized for certain supplier contracts ranging from five to ten years, which had become onerous, as the Company estimated that it will procure lower quantities than committed and the costs will exceed the future economic benefit. As at March 31, 2021, the Company has reassessed the onerous provision created and based on the revised volume outlook a reversal of provision aggregating Rs.7,770 million have been accounted. During the year the Company has also made provision for estimated supplier claims of Rs.1,140 million, which are under negotiations with supplier.

Impairment losses of assets in subsidiaries

As a result of change in market conditions and demand forecast, we performed an impairment assessment for assets forming part of wholly-owned subsidiaries Tata Motors European Technical Centre PLC and Trilix S.r.l. The recoverable amount of these assets were estimated to be lower than their carrying value and this resulted in impairment charges of Rs.2,975 million and Rs.557 million in TMETC and Trilix, respectively, during the year ended March 31, 2020.

Expenditure capitalized

Expenditure capitalized represents employee costs, stores and other manufacturing supplies and other work expenses incurred mainly toward product development projects. Considering the nature of our industry, we continually invest in the development of new products to address safety, emission and other regulatory standards. The expenditure capitalized decreased by 26.6%. This decrease includes favorable foreign currency translation impact from GBP to Indian rupees of Rs.8,524 million pertaining to Jaguar Land Rover.

Loss/(gains) on sale/write-off of assets and others (net)

We recorded a loss on sale of assets and assets written off of Rs.3,095 million in Fiscal 2021, compared to a loss of Rs.3,132 million in Fiscal 2020.

Other (income)/loss (net)

There were Rs.42,368 million in other income in Fiscal 2021, compared to Rs.16,009 million from Fiscal 2020.

•	The gain on change in the fair value of commodity derivatives was Rs.13,821 million in Fiscal 2021, compared to Loss of Rs.6,882 million in Fiscal 2020, mainly at Jaguar Land Rover.

•

MTM gain on investments fair valued through profit or loss of Rs.199 million in Fiscal 2021, compared to a loss of Rs.3,891 million in Fiscal 2020. Loss in Fiscal 2020 was primarily driven by fair value reduction of Lyft investment at Jaguar Land Rover.

•	Miscellaneous income decreased by 7.0% to Rs.13,916 million in Fiscal 2021, from Rs.14,958 million in Fiscal 2020.

•

Incentives were Rs.12,476 million in Fiscal 2021, compared to Rs.9,739 million in Fiscal 2020. Government incentive includes exports and other incentives of Rs.4,453 million and Rs.8,022 million received by foreign subsidiaries on Tax credit on qualifying expenditure for research and development in Fiscal 2021.

•	Profit on sale of investments measured at fair value through profit or loss is Rs.1,773 million in Fiscal 2021, compared to Rs.1,873 million in Fiscal 2020.

For further details see Note 34 to our consolidated financial statements included elsewhere in this annual report on Form 20-F.

Foreign exchange (gain)/loss (net)

We had a net foreign exchange gain of Rs.18,293 million in Fiscal 2021, compared to a loss of Rs.16,985 million in Fiscal 2020.

•

Jaguar Land Rover recorded an exchange gain of Rs.18,843 million in Fiscal 2021, compared to a loss of Rs.12,118 million in Fiscal 2020. There was a net exchange gain on senior notes and other borrowings of GBP314 million in Fiscal 2021, compared to a loss of GBP135 million in Fiscal 2020, due to the British pound strengthening against the U.S. Dollar and Euro in Fiscal 2021. There is a gain of GBP182 million in Fiscal 2021, compared to a loss of GBP137 million in Fiscal 2020, due to fluctuations in foreign currency exchange rates on derivatives contracts that are not hedge accounted and natural hedges of debt, mainly reflecting a stronger U.S. dollar and Euro. Furthermore, this also includes a loss on revaluation of other assets and liabilities of GBP2 million in Fiscal 2021, compared to a loss of GBP23 million in Fiscal 2020.

•

For our India operations, we incurred a net exchange loss of Rs.254 million in Fiscal 2021, compared to a loss of Rs.2,372 million in Fiscal 2020, mainly attributable to foreign currency denominated borrowings.

•	There was a net exchange loss on revaluation of foreign currency loans at our subsidiary TML Holdings Pte. Limited of Rs.252 million in Fiscal 2021 compared to Rs.2,531 million in Fiscal 2020.

Interest income

Interest income decreased to Rs.4,925 million in Fiscal 2021, compared to Rs.11,697 million in Fiscal 2020, mainly due to decreased in short-term fixed deposit at both Tata Motors Limited and Jaguar Land Rover. Further, at Tata Motors Limited, most of the dealers were Cash and carry, reducing the credit period.

Interest expense

Our interest expense (net of interest capitalized) increased by 11.4% to Rs.80,840 million in Fiscal 2021 from Rs.72,553 million in Fiscal 2020. As a percentage of total revenues, interest expense represented 3.3% and 2.8% in Fiscal 2021 and Fiscal 2020, respectively. The interest expense for Jaguar Land Rover was GBP251 million (Rs.24,530 million) in Fiscal 2021, compared to GBP209 million (Rs.18,864 million) in Fiscal 2020. The increase in interest expense primarily reflects interest accrued on increased indebtedness which included the RMB5 billion China loan completed in June 2020, the US$700 million 7.75% 5 year senior notes issued in October 2020 and the US$650 million 5.875% 7-year senior notes issued in December 2020. For Tata Commercial Vehicles and Tata Passenger Vehicles, interest expense increased by 5.4% to Rs.56,691 million in Fiscal 2021 from Rs.53,787 million in Fiscal 2020, mainly due to higher borrowings and lower interest capitalization and warranty discounting. For the Vehicle Financing business, interest expense decreased by 7.4% to Rs.28,515 million in Fiscal 2021 from Rs.30,793 million in Fiscal 2020, mainly due to lower cost of borrowings. See Item 5.B “Operating and Financial Review and Prospects—Liquidity and Capital Resources” of this annual report on Form 20-F for additional details on our debt financing arrangements.

Share of (profit)/loss of equity accounted investees and non-controlling interests in consolidated subsidiaries, net of tax

In Fiscal 2021, our share of profit of equity-accounted investees reflected a loss of Rs.3,789 million, compared to a loss of Rs.10,000 million in Fiscal 2020. Our share of loss (including other adjustments) in the China Joint Venture in Fiscal 2021 was Rs.3,626 million, compared to a loss of Rs.10,163 million in Fiscal 2020. The decrease in losses was mainly due to increase in sales volumes and better business performance.

The share of non-controlling interests in consolidated subsidiaries were decreased slightly to Rs.563 million in Fiscal 2021 from Rs.956 million in Fiscal 2020.

Income Taxes

Our income tax expense is Rs.25,411 million in Fiscal 2021 from tax expense of Rs.3,645 million in Fiscal 2020, resulting in consolidated effective tax rates of 21.8% and 3.3%, for Fiscal 2021 and Fiscal 2020, respectively.

Tax rates applicable to individual entities decreased from 23.8% in Fiscal 2020 to 19.4% in Fiscal 2021, mainly on account of few subsidiaries and Joint Operations opting for lower tax regime. There is significant increase in tax expense as referred to above due to the following reasons:

•

During the year Fiscal 2021, deferred tax assets not recognized of Rs.39,659 million (Fiscal 2020: Rs.28,517 million) mainly comprises of Jaguar Land Rover Rs.27,186 million (Fiscal 2020: Rs.755 million) and TML Rs.10,716 million (Fiscal 2020: Rs.25,817 million) due to uncertainty of future taxable profits. Further, the Minimum Alternate Tax credit of Rs.719 million (Fiscal 2020: Rs.216 million) has not been recognized in the case of few Subsidiaries and Joint Operations due to uncertainty of realization.

•

During the year, there is tax charge on Undistributed Earnings of Subsidiaries amounting to Rs.3,109 million in Fiscal 2021, compared to tax credits of Rs.856 million arising out of losses in Fiscal 2020.

•

Additional cost in deduction for patent, research and product development cost of Rs.17 million in Fiscal 2021, compared to additional deduction of Rs.2,816 million in Fiscal 2020, was mainly due to non-availability of weighted deduction u/s 35(2AB) of the Act on R&D expenditure with effect from April 1, 2020, applicable for Fiscal 2021, which was being claimed in Tata Motors Limited on a standalone basis.

•	During the year, Jaguar Land Rover has written down its tangible assets under construction of Rs.4,296 million, which does not qualify for tax relief, compared to Nil in Fiscal 2020.

For further details see Note 20 to our consolidated financial statements included elsewhere in this annual report on Form 20-F.

Net income

Our consolidated net loss in Fiscal 2021, excluding shares of non-controlling interests, is Rs.142,701 million from a loss of Rs.113,940 million in Fiscal 2020. The increase in net loss is mainly the result of the following factors:

•

A loss before other income, interest and tax for Jaguar Land Rover of Rs.104,041 million in Fiscal 2021, compared to loss of Rs.6,657 million in Fiscal 2020. The increase in losses was mainly attributable to the Reimagine strategy charge of Rs.149,943 million in the fourth quarter of Fiscal 2021.

•

Earnings Before Other Income, Interest and Tax for Vehicle Financing amounted to Rs.26,962 million in Fiscal 2021, compared to Rs.25,766 million in Fiscal 2020. This is mainly due to increase in average loan book and upfront recognition of excess interest spread on the direct assignment transaction undertaken during Fiscal 2021.

•

Losses before other income, interest and tax for Tata Commercial Vehicles amounted to Rs.6,059 million in Fiscal 2021, compared to a loss of Rs.7,643 million in Fiscal 2020, primarily due to lower volumes and product mix.

•

Losses before other income, interest and tax for Tata Passenger Vehicles amounted to Rs.11,019 million in Fiscal 2021, compared to Rs.44,833 million in Fiscal 2020, due to increased sales volume in cars and Utility Vehicle segment.

Recent Accounting Pronouncements

Please refer to Note 2(y) to our consolidated financial statements included elsewhere in this annual report on Form 20-F for yet-to-be-adopted accounting pronouncements as of March 31, 2021.

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

Impairment of Goodwill

CGUs to which goodwill is allocated are tested for impairment annually on each balance sheet date, or more frequently when there is an indication that the unit may be impaired. If the recoverable amount of the CGU is less than the carrying amount of the unit, the impairment loss is allocated first to reduce the carrying amount of any goodwill allocated to that unit and then to the other assets of the unit pro rata on the basis of carrying amount of each asset in the unit. Goodwill impairment loss recognized is not reversed in the subsequent period. Please refer to Note 15 to our consolidated financial statements included elsewhere in this annual report on Form 20-F for assumptions used for goodwill impairment.

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

If the recoverable amount of an asset (or CGU) is estimated to be less than its carrying amount, the carrying amount of the asset (or CGU) is reduced to its recoverable amount. If this occurs, an impairment loss is recognized immediately in the income statement. Please refer to Notes 17 and 18 to our consolidated financial statements included elsewhere in this annual report on Form 20-F for assumptions used for impairment for Jaguar Land Rover and Passenger Vehicle Business.

Finance receivables

We provide allowances for losses on portfolio of finance receivables on the basis of expected future collection from receivables. The future collections are estimated on the basis of past collection trends, which are adjusted for changes in current circumstances, as well as expected changes in collection based on expectations with respect to certain macro-economic factors, such as GDP growth, fuel price and inflation as well as management judgement regarding qualitative factors, including economic uncertainty, observable changes in portfolio performance, and other relevant factors.

Capitalization of Internally Generated Intangible Assets

We undertake significant levels of research and development activities, and for each vehicle program, periodic review is undertaken. We apply judgement in determining at what point in a vehicle program’s life cycle that recognition criteria under accounting standards are satisfied.

Product Warranty

Vehicle warranties are provided for a specified period of time. Our vehicle warranty obligations vary depending upon the type of the product, geographical location of its sale and other factors.

The estimated liability for vehicle warranties is recorded when the products are sold or when new warranty programs are initiated. These estimates are established using historical information on the nature, frequency and average cost of warranty claims and management estimates regarding possible future warranty claims, customer goodwill and recall complaints. The timing of outflows will vary depending on when warranty claims will arise, being typically up to six years and for batteries in Electric Vehicles the warranty period is typically up to eight years.

We also have back-to-back contractual arrangements with our suppliers in the event that a vehicle fault is proven to be a supplier’s fault. Estimates are made of the expected reimbursement claims based upon historical levels of recoveries from supplier, adjusted for inflation and applied to the population of vehicles under warranty as at the balance sheet date. Estimated supplier reimbursements are recognized as separate assets. Actual claims incurred in the future may differ from our original estimates, which may materially affect warranty expenses.

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

Please refer to Note 36 to our consolidated financial statements included elsewhere in this annual report on Form 20-F for information on the assumptions made in connection with employee benefits.

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

The following table sets forth our short- and long-term debt position:

	As of March 31,
	2021	2020
	(Rs. in millions)
Short-term debt (excluding current portion of long-term debt)	216,628	163,625
Current portion of long-term debt	211,289	191,324
Long-term debt net of current portion	931,020	833,048

Total Debt	1,358,937	1,187,997

During Fiscal 2021 and Fiscal 2020, the effective weighted average interest rate on our long-term debt was 5.1% and 5.9% per annum, respectively. The following table sets forth a summary of long-term debt outstanding as of March 31, 2021.

Details of Long-term debt	Currency	Initial Principal amounts (millions)	Redeemable on	Interest Rate	Amount repaid during year ended March 31, 2021 (Rs. millions)	Outstanding (Rs. millions)
						31-Mar-21	31-Mar-20
Non-convertible debentures	Rs.			Various	35,002	137,397	118,995
Collateralized debt obligations	Rs.			Various	19,649	29,737	42,299
Buyers credit from bank	Various			Various	11,000	33,750	39,750
Loan from banks / financial institutions	Various			Various	74,965	407,022	368,260
Compulsory convertible Preference shares	Rs.			Various	4,578	3,260	7,786
Others						2,562	2,246
Senior Notes
Tata Motors Limited	US$	250	due 2024	5.750%		18,161	18,609
Tata Motors Limited	US$	300	due 2025	5.875%		21,811	22,700
Jaguar Land Rover	US$	500	due 2023	5.625%		36,456	37,746
Jaguar Land Rover	GBP	400	due 2023	3.875%		40,194	37,258
Jaguar Land Rover	GBP	400	due 2022	5.000%		40,225	37,253
Jaguar Land Rover	US$	500	due 2027	4.500%		38,756	42,346
TML Holdings Pte. Limited	US$	300	due 2021	5.750%		21,935	22,678
TML Holdings Pte. Limited	GBP	98	due 2023	4.000%		9,582	—
TML Holdings Pte. Limited	US$	300	due 2024	5.500%		21,759	—
Tata Motors Limited	US$	263	due 2020	4.625%	19,864	—	19,864
Jaguar Land Rover	US$	700	due 2025	7.750%		50,730	—
Jaguar Land Rover	US$	650	due 2028	5.875%		47,082	—
Jaguar Land Rover	EUR	500	due 2024	5.875%		42,657	41,390
Jaguar Land Rover	GBP	300	due 2021	2.750%	29,856	—	28,005
Jaguar Land Rover	EUR	650	due 2024	2.200%		55,629	53,984
Jaguar Land Rover	EUR	500	due 2026	4.500%		40,214	41,012
Jaguar Land Rover	EUR	500	due 2026	6.875%		43,390	42,191

Total Long-term debt					194,914	1,142,309	1,024,372

The following table sets forth a summary of the maturity profile for our outstanding long-term debt obligations as of March 31, 2021.

Payments Due by Period[1,2]	Rs. in millions
Within one year	270,570
After one year and up to two years	278,000
After two year and up to five years	563,410
After five year and up to ten years	164,450

Total	1,276,430

1.	Including interest.
2.	As of March 31, 2021, Jaguar Land Rover’s long-term debt obligations were senior notes and loans of Rs.564,840 million.

The following table sets forth our total liquid assets, namely cash and cash equivalents, short-term deposits and investments in mutual funds (under other current investment):

	As of March 31,
	2021	2020
	(Rs. in millions)
Total cash and cash equivalents	317,000	184,678
Total short-term deposits	143,460	148,295
Total mutual fund investments	190,512	108,615

Total liquid assets	650,972	441,588

These resources enable us to address business needs in the event of changes in credit market conditions. Of the above liquid assets, Jaguar Land Rover held Rs.481,841 million and Rs.342,730 million as of March 31, 2021, and 2020, respectively. Most of Jaguar Land Rover’s liquid assets are maintained in GBP, U.S. dollars and Euro with smaller balances maintained in RMB and other currencies to meet operational requirements in those geographic regions.

Tata Motors Limited at a consolidated level was Free Cash Flow (which is a non-IFRS measure that equals cash flow from operating activities, less payment for property, plant and equipment and intangible assets, add proceeds from sale of property, plant and equipment, less interest paid, add interest received, add dividend from equity accounted investees of core auto entities and less investment in equity accounted investees of core auto entities), positive of Rs.10,644 million in Fiscal 2021 compared to negative Rs.97,648 million in Fiscal 2020. This is mainly on account of improved operational and financial performance by reducing cost resultant into positive free cash flow for Fiscal 2021 compared to Fiscal 2020.

The following table provides information for the credit rating of Tata Motors Limited for short-term borrowing and long-term borrowing from the following rating agencies as of March 31, 2021: Credit Analysis & Research Limited (“CARE”), Information and Credit Rating Agency of India Ltd. (“ICRA”), Credit Rating Information Services of India Ltd. (“CRISIL”), S&P and Moody’s. A credit rating is not a recommendation to buy, sell or hold securities. A credit rating may be subject to withdrawal or revision at any time. Each rating should be evaluated separately of any other rating:

Rating agency	Long-term borrowings	Short-term borrowings
CARE	AA- / Stable	A1+
ICRA	AA- / Stable	A1+
CRISIL	AA- / Stable	A1+
S&P	B / Negative	—
Moody’s	B1 / Negative	—

Subsequently, S&P and Moody’s revised the outlook of Tata Motors Limited to Stable and as of the date of this annual report on Form 20-F, the S&P credit rating of Tata Motors Limited stands at B / Stable and Moody’s credit rating stands at B1/Stable.

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

Going Concern Assessment

The Company’s consolidated financial statements have been prepared on a going concern basis.

The Company has performed an assessment of its financial position as at March 31, 2021, and forecasts of the Company and JLR for a period of 18 months from the date of these financial statements (the “Going Concern Assessment Period” and the “Foreseeable Future”).

In developing these forecasts, the Company has modelled a base case, which has been further sensitized using severe but plausible downside scenarios.

The base case covers the Going Concern Assessment Period and considers the estimated ongoing impact of the COVID-19 global pandemic and a cautious view of the impact of near-term supply chain challenges related to global semiconductor shortages. It also accounts for other end-market and operational factors throughout the Going Concern Assessment Period. The base case assumes continued recovery in industry volumes based upon external industry forecasts. The forecasts relating to JLR also consider the associated costs relating to the implementation of the Reimagine strategy as well as cost performance based on recent experience, with some cost savings in line with the Refocus program.

This has been further sensitized using more severe but plausible scenarios considering external market commentaries and other factors impacting the global economy and automotive industry. In JLR’s forecasts, the management has considered the impact of a repeat of the COVID-19 pandemic.

Management does not consider more extreme scenarios than the ones assessed to be plausible.

Within the Going Concern Assessment Period there is a GBP1bn liquidity covenant attached to both the UK Export Finance loan and new Revolving Credit Facility of JLR. Certain lenders of Tata Motors Ltd have also waived the compliance with specific covenants under their loan agreements, with one of the lenders extending the waiver until March 31, 2023, and the other lender extending the waiver until March 31, 2022. Tata Sons Private Limited, as promoter of the Company, will provide financial support to help the parent Company meet its liquidity needs and covenants under the borrowing agreements with lenders until at least March 31, 2023, or the completion of the Company’s plan to reorganize its Passenger Vehicles business into a separate subsidiary through a scheme of arrangement, whichever is earlier.

In evaluating the forecasts, the Company and JLR have taken into consideration both the sufficiency of liquidity to meet obligations as they fall due as well as potential impact on compliance with financial covenants during the forecast period.

These forecasts indicate that the Company will have sufficient liquidity to operate and discharge its liabilities as they become due, without breaching any relevant covenants, taking into account only cash generated from operations and the funding facilities existing on the date of authorization of these financial statements and as at March 31, 2021, including the presently undrawn revolving credit facilities and the support from Tata Sons Limited.

Based on the evaluation described above, management believes that the Company has sufficient financial resources available to it at the date of approval of these financial statements and that it will be able to continue as a ‘going concern’ in the foreseeable future and for a period of at least until September 30, 2022.

Long-Term Funding

In order to refinance our existing borrowings and support our long-term funding needs, we continued to raise funds during Fiscal 2020 and Fiscal 2021. In the past, we issued convertible notes that were convertible into equity or repayable on maturity. Details of major funding during Fiscal 2017 through Fiscal 2021 are provided below.

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

In December 2018, the US$700 million senior notes with a coupon interest of 4.125% issued by Jaguar Land Rover Automotive Plc in December 2013 matured and were fully repaid.

During Fiscal 2019, TMFHL and its subsidiaries, TMFL and TMFSL, raised Rs.20,660 million (face value) by issuing NCDs. Bank borrowings through secured term loans continued to be a major source of funds for long-term borrowing and raised Rs.63,060 million during Fiscal 2019.

During Fiscal 2020, Tata Motors Limited allotted 201,623,407 Ordinary Shares at a price of Rs.150 per Ordinary Share aggregating to Rs.30,244 million and 231,333,871 Convertible Warrants (“Warrants”), each carrying a right to subscribe to one Ordinary Share per Warrant, at a price of Rs.150 per Warrant (“Warrant Price”), aggregating to Rs.34,700 million on a preferential basis to Tata Sons Private Limited. An amount equivalent to 25% of the Warrant Price was paid at the time of subscription and allotment of each Warrant and the balance of 75% of the Warrant Price shall be payable by the Warrant holder against each Warrant at the time of allotment of Ordinary Shares pursuant to exercise of the options attached to Warrant(s) to subscribe to Ordinary Share(s), by June 2021. The Company has fully utilized the amount of Rs.38,919 million towards repayment of debt and other general corporate purposes of the Company and its subsidiaries. During the year ended March 31, 2021, on exercise of options by Tata Sons Private Limited and on receipt of balance subscription money of Rs.26,025 million, the Company has fully converted 23,13,33,871 convertible warrants into Ordinary Shares, that were issued during the year ended March 31, 2020. The Company has utilized amount of Rs.10,500 million as at May 31, 2021 towards refinancing and general corporate purposes.

During Fiscal 2020, the Tata Motors Limited raised unsecured term loans amounting to Rs.15,000 million from Banks for general corporate purpose and funding capital requirements. Tata Motors Limited raised unsecured, rated, listed NCDs amounting to Rs.10,000 million for utilization towards capital expenditure including intangibles, refinancing of existing indebtedness and other general corporate purpose. In November 2019, Tata Motors Limited issued U.S. Dollar-denominated 300 million bonds due 2025 at a coupon rate of 5.875% for funding capital requirements and other permitted use as per External Commercial Borrowings (“ECB”) guidelines.

In October 2019, Jaguar Land Rover Automotive plc completed and drew down in full a GBP625 million five-year amortizing loan facility backed by a GBP500 million guarantee from UK Export Finance (“UKEF”), GBP447.9 million of this loan remained outstanding at March 31, 2021, after GBP125 million of the loan amortized during Fiscal 2021. In addition, the Company signed a new GBP100 million working capital facility for fleet buybacks in October 2019, fully drawn in November 2019 (subsequently renewed and amended to a GBP113 million facility with GBP110 million drawn at 31 March 2021).

In November 2019, Jaguar Land Rover Automotive Plc issued EUR500 million senior notes due in 2024 at a coupon of 5.875% per annum and EUR300 million senior notes due in 2026 at a coupon of 6.875% per annum and an additional EUR200 million of senior notes in December 2019 due in 2026 also at a coupon of 6.875% per annum (the EUR300 million and EUR200 million senior notes due in 2026 are part of the same series of senior notes). The proceeds were for general corporate purposes, including support for Jaguar Land Rover’s ongoing growth and capital spending requirements.

In November 2019, the US$500 million senior notes with a coupon of 4.250% issued by Jaguar Land Rover Automotive Plc in November 2014 matured and were fully repaid.

In March 2020, the US$500 million senior notes with a coupon of 3.500% issued by Jaguar Land Rover Automotive Plc in March 2015 matured and were fully repaid.

During Fiscal 2020, TMFHL and its subsidiaries raised Rs.22,700 million by issuing NCDs (including subordinated debt and perpetual NCDs). Total issuance through subordinated debt and hybrid perpetual NCDs was Rs.5,500 million. Bank borrowings including ECB’s continued to be a major source of funds for long-term borrowing and raised Rs.43,204 million during fiscal 2020.

During Fiscal 2021, Tata Motors raised unsecured term loans amounting to Rs.5,000 million from Banks for general corporate purpose and funding capital requirements. During Fiscal 2021, Tata Motors Limited raised Rs.10,000 million through secured, rated, listed NCD’s. Tata Motors Limited also raised Rs.30,000 million through secured term loan for utilization towards capital expenditure including intangibles, refinancing of existing indebtedness and other general corporate purposes.

During Fiscal 2021, Jaguar Land Rover (China) Investment Co. Ltd signed a RMB5 billion unsecured three-year revolving loan facility with a syndicate of five Chinese banks (fully drawn as at March 31, 2021) which is subject to an annual confirmatory review. In addition, Jaguar Land Rover (China) Investment Co., Ltd entered into a small parts factoring facility in the first quarter of Fiscal 2021, of which RMB167 million (GBP19 million equivalent) was drawn as at March 31, 2021.

In October 2020, Jaguar Land Rover Automotive Plc issued $700 million senior notes due in 2025 at a coupon of 7.75% per annum. In December 2020, Jaguar Land Rover Automotive Plc issued $ 650 million senior notes due 2028 at a coupon of 5.875%. The proceeds were for general corporate purposes.

In January 2021, the GBP300 million senior notes with a coupon of 2.750% issued by Jaguar Land Rover Automotive Plc in January 2017 matured and were fully repaid.

During Fiscal 2021, TML Holding Pte Limited has issued GBP98 million Credit Enhanced Notes at a coupon rate of 4% and US$ 300 million Senior notes at a coupon rate of 5.5%. TML Holding Pte Limited also raised USD100 million unsecured term loan. The proceeds have been used towards refinancing and meeting general corporate purposes.

During Fiscal 2021, TMFHL and its subsidiaries raised Rs.48,360 million by issuing debentures (including Hybrid and non-hybrid Perpetual NCDs). Total issuance through Hybrid Perpetual NCDs was Rs.20,630 million. Bank borrowings continued to be a major source for long-term borrowing and it raised Rs.68,907 million during Fiscal 2021. Out of this, ECB amounted to Rs.1,100 million.

In June 2021, TML Holding Pte Limited has issued U.S. Dollar-denominated 425 million (Rs.31,072 million) Senior notes with a coupon rate of 4.35% due in 2026.

For various repayments made during Fiscal 2021, refer to the summary of long-term debt outstanding as of March 31, 2021, included in Item 5.B “Operating and Financial Review and Prospects—Liquidity and Capital Resources—Principal Sources of Funding Liquidity”.

Short-Term Funding

We fund our short-term working capital requirements with cash generated from operations, overdraft facilities with banks, short- and medium-term borrowings from lending institutions, banks and commercial paper. The maturities of these short-term and medium-term borrowings and debentures are generally matched to particular cash flow requirements. We had borrowings of Rs.216,628 million and Rs.163,625 million as of March 31, 2021, and 2020, respectively.

Our working capital limit for our India operations is Rs.100,000 million. The working capital limit is secured by hypothecation of existing current assets of Tata Motors Limited, including stock of raw material, stock in process, semi-finished goods, stores and spares not relating to plants and machinery (consumable stores and spares), bills receivables and book debts, including vehicle financing receivables and all other moveable current assets, except cash and bank balances, loans and advances of Tata Motors Limited, both present and future. The working capital limit is renewed annually for Tata Motors Limited. Tata Motors Limited currently has Rs.10,000 million revolving credit facility which remained undrawn as of March 31, 2021.

In December 2020 Jaguar Land Rover Limited renewed its GBP113 million committed, secured revolving loan facility for fleet buybacks for another year, with GBP110 million drawn as at March 31, 2021. As at March 31, 2021, Jaguar Land Rover Limited had sold receivables of GBP278 million equivalent under the c. US$500 million committed invoice discounting facility, which was renewed for another two years in March 2021. Under the terms of this facility receivables are accounted as sold (through trade receivables in working capital) and therefore not accounted as debt under IFRS.

As at March 31, 2021, the unutilized working capital limits for Tata Motors Limited were at Rs 69,485 million. The unutilized revolving credit facility amounted to Rs 10,000 million for Tata Motors Limited. For Jaguar Land Rover, the unutilized revolving credit facility was GBP1,935 million as at March 31, 2021. In April 2021, Jaguar Land Rover Automotive plc concluded negotiations with 20 banks to extend GBP1.3 billion of its committed undrawn revolving credit facility out to March 2024. In our opinion, our working capital facilities and short-term borrowings are sufficient for the company’s present requirements.

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

We monitor compliance with our financial covenants on an ongoing basis. We also review our refinancing strategy and continue to plan for deployment of long-term funds to address any potential non-compliance. On June 30, 2020, we notified one of our Indian lenders in respect of our Rs.27,000 million loan facility that as at June 30, 2020, the Company had failed to maintain one of the financial ratios under the terms of the loan facility. The Company received confirmation from the lender that it has approved an increase in such threshold and has given a waiver of the Company’s failure to maintain the relevant financial ratio for Fiscal 2021 and Fiscal 2022. Further, the Company has received confirmation from another lender on its Rs.30,000 million loan facility, that it has given a waiver of the Company’s failure to maintain this ratio before March 31, 2023.

Certain debt issued by Jaguar Land Rover is subject to customary covenants and events of default, which include, among other things, minimum liquidity requirement in the case of the UKEF facility (and the GBP1.3 billion extended revolving credit facility, drawable from July 2022, when the current revolving credit facility matures), restrictions or limitations on the amount of cash that may be transferred outside of the Jaguar Land Rover Group in the form of dividends, loans or investments to TML and its subsidiaries. These are referred to as “restricted payments” in the relevant Jaguar Land Rover financing documentation. In general, the amount of cash which may be transferred as restricted payments from the Jaguar Land Rover Group to the Company and its subsidiaries is limited to 50% of its cumulative consolidated net income (as defined in the relevant financing documentation) from January 2011. As at March 31, 2021, the estimated amount that is available for dividend payments, other distributions and restricted payments was approximately GBP4.4 billion.

As per Regulation S-X, a company must compute its proportionate share of restricted net assets basis consolidated financials. If the amount of such restriction is more than 25% of the company’s consolidated net assets, then condensed financial information of the parent company has to be presented. As of March 31, 2021, there are no restricted net assets and hence the disclosure pertaining to parent only financials has not been given.

Material Short- and Long-Term Cash Requirements

We expect to invest over Rs.289,000 million in property, plants and equipment and product development during Fiscal 2022. We have contractual obligations of Rs.237,664 million towards Purchase Commitments as at March 31, 2021. Under the joint venture agreement with Chery Jaguar Land Rover Automotive Co. Limited, Jaguar Land Rover is committed to contribute Rs.55,785 million as at March 31, 2021, towards its share in the capital of the joint venture of which Rs.38,771 million has been contributed as at March 31, 2021. As at March 31, 2021, Jaguar Land Rover has an outstanding commitment of Rs.17,014 million. Our debt maturities are well spread out. We have Rs.211,289 million of long-term debt on a consolidated basis due within next 12 months. We intend to manage our commitments through cash generated from operations and explore options available in the debt and equity capital markets for refinancing and meeting business purpose requirements, as needed.

Cash Flow Data

The following table sets forth selected items from our consolidated statements of cash flows for the periods indicated.

	Rs. in millions
	Fiscal 2021	Fiscal 2020
Net Cash provided by Operating Activities:	290,005	266,329
Net income/(loss) after tax	(142,138)	(112,984)
Adjustments to net income after tax	434,271	346,037
Changes in operating assets and liabilities	18,918	51,125
Income tax paid	(21,046)	(17,849)
Net Cash used in Investing Activities	(261,263)	(341,702)
Purchase of property, plants and equipment and intangible assets (net)	(198,548)	(295,306)
Net investment, short-term deposit, margin money and loans given	(67,189)	(63,877)
Dividend and interest received	4,474	17,481
Net Cash provided by Financing Activities	99,042	33,896
Proceeds from issue of shares and warrants (net of issue expenses)	26,025	38,888
Dividends paid (including to non-controlling shareholders of subsidiaries)	(303)	(569)
Interest paid	(85,003)	(79,877)
Short-term (net) borrowings (net of debt issuance cost)	51,840	(37,276)
Long-term (net) borrowings (net of debt issuance cost)	106,483	112,730
Net change in cash and cash equivalents	127,785	(41,477)
Cash and cash equivalents, end of the year	317,000	184,678

Fiscal 2021 Compared to Fiscal 2020

Cash and cash equivalents increased by Rs.132,322 million in Fiscal 2021 compared to Fiscal 2020, partially offset by a favorable currency translation of Rs.12,727 million from GBP to Indian rupees. The increase in cash and cash equivalents (excluding currency translation) resulted from the changes to our cash flows in Fiscal 2021 when compared to Fiscal 2020 as described below.

The net loss is Rs.142,138 million in Fiscal 2021 compared to a loss of Rs.112,984 million in Fiscal 2020. The cash flows from operating activities before changes in operating assets and liabilities is of Rs.292,133 million in Fiscal 2021 compared to Rs.233,053 million in Fiscal 2020. The changes in operating assets and liabilities resulted in a net inflow of Rs.18,918 million in Fiscal 2021, compared to inflow of Rs.51,125 million in Fiscal 2020.

In Fiscal 2021, the net outflow in vehicle finance receivables was Rs.43,869 million, compared to inflows of Rs.20,208 million in Fiscal 2020.

For Tata Commercial Vehicles and Tata Passenger Vehicles there was an inflow of Rs.43,001 million in Fiscal 2021 on account of changes in operating assets and liabilities, compared to an inflow of Rs.8,513 million in Fiscal 2020, which was mainly attributable to an increase in trade payables and acceptances.

For Jaguar Land Rover brand vehicles, there was a net inflow of cash on account of changes in operating assets and liabilities accounting to Rs.13,827 million in Fiscal 2021, compared to inflows of Rs.23,360 million in Fiscal 2020. This is mainly due to higher provisions in Fiscal 2021 compared to Fiscal 2020.

Income tax paid increased to Rs.21,046 million in Fiscal 2021, compared to Rs.17,849 million in Fiscal 2020, which was primarily attributable to tax payments by Jaguar Land Rover’s foreign subsidiaries in their respective tax jurisdictions.

Net cash used in investing activities totaled Rs.261,263 million in Fiscal 2021, compared to Rs.341,702 million for Fiscal 2020, a decrease of Rs.80,440 million or 23.5%, mainly due to decrease in cash outflows on capital expenditure, both at Jaguar Land Rover and Tata Motors Limited.

The following table sets forth a summary of our cash outflow on property, plants and equipment and intangible assets for the periods indicated.

	For the year ended,
	2021	2020
	(Rs. in millions)
Tata Commercial Vehicles and Tata Passenger Vehicles	17,192	43,319
Jaguar Land Rover	181,228	251,388

In Fiscal 2021, payments for capital expenditures at Jaguar Land Rover decreased by 27.9% to Rs.181,228 million from Rs.251,388 million in Fiscal 2020. Investment spending in Fiscal 2021 was GBP2.3 billion (11.9% of revenue), significantly lower than the GBP3.3 billion (14.3% of revenue) in the prior fiscal year, due to continued Charge+ savings. Of the GBP2.3 billion investment spending, GBP489 million was expensed through the profit and loss statement and the remaining GBP1.8 billion was capitalized. Total research and development accounted for GBP1.2 billion (51.9%) of investment spending, while tangible and other intangible assets accounted for the remaining GBP1.1 billion (48.1%). Further, in Fiscal 2021, payments for capital expenditures at Tata Commercial Vehicles and Tata Passenger Vehicles decreased to Rs.17,192 million from Rs.43,319 million in Fiscal 2020.

Our net investment in short-term deposit margin moneys and loans resulted in an outflow of Rs.67,189 million in Fiscal 2021, compared to Rs.63,877 million in Fiscal 2020. This is mainly due to higher investment in Fiscal 2021 towards mutual fund compared to Fiscal 2020, which is partially offset by higher realization of fixed deposit in Fiscal 2021 compared to Fiscal 2020.

Net cash inflow from financing activities totaled Rs.99,042 million in Fiscal 2021, compared to Rs.33,896 million in Fiscal 2020.

For Tata Commercial Vehicles and Tata Passenger Vehicles, the short-term debt decreased by Rs.38,638 million, whereas long-term debt (net) increased by Rs.20,535 million, due to additional borrowings. There was an increase in debt (short-term and long-term) of Rs.71,884 million in Fiscal 2021 at Vehicle Financing, compared to decrease of Rs.32,709 million in Fiscal 2020.

For Jaguar Land Rover, short-term debt (excluding lease liabilities) increased to GBP1,206 million in Fiscal 2021 (GBP526 million in Fiscal 2020), primarily because of the RMB5 billion China loan completed in June 2020. Long-term debt (excluding lease liabilities) increased to GBP4,972 million in Fiscal 2020 (GBP4,817 million in Fiscal 2020), including the new $700 million 5-year and $650 million 7-year unsecured bonds issued in the third quarter of Fiscal 2021, partially offset by a GBP300 million bond which matured in January 2021 and GBP125 million of the UKEF-backed loan which amortized over the course of the year as well as favorable revaluation of foreign currency debt as a result of the significantly stronger Pound at March 31, 2021, compared to March 31, 2020. Lease obligations totaled GBP519 million in Fiscal 2021 compared to GBP541 million in Fiscal 2020.

Interest paid in Fiscal 2021 was Rs.85,003 million, compared Rs.79,877 million in Fiscal 2020. Interest paid for Jaguar Land Rover was Rs.27,997 million in Fiscal 2021, compared to Rs.22,671 million in Fiscal 2020 primarily because of the higher indebtedness as well as lower yield on cash balances, resulting from central banks interest rate cuts to help tackle the economic effects of the COVID-19 pandemic. For Tata Commercial Vehicles and Tata Passenger Vehicles, interest paid was Rs.28,916 million in Fiscal 2021, compared to Rs.26,184 million in Fiscal 2020, due to an increase in borrowing in Fiscal 2021. For Vehicle Financing, interest paid was Rs.28,918 million in Fiscal 2021, compared to Rs.30,852 million in Fiscal 2020. Please see Item 5.B “Operating and Financial Review and Prospects—Liquidity and Capital Resources—Principal Sources of Funding Liquidity—Long-term funding” of this annual report on Form 20-F.

Balance Sheet Data

Below is a discussion of major items and variations in our consolidated balance sheet as at March 31, 2021, and 2020, included elsewhere in this annual report on Form 20-F.

	As at March 31, 2021	As at March 31, 2020	Change	Change %
	(Rs. in million)
ASSETS
Cash and cash equivalents including short-term deposits	460,460	332,973	127,487	38.3
Finance receivables (current and non-current)	347,149	310,791	36,358	11.7
Trade receivables	126,791	111,727	15,064	13.5
Investments (current and non-current)	204,195	118,896	85,299	71.7
Other financial assets (current and non-current)	147,887	114,838	33,050	28.8
Inventories	360,865	374,528	(13,663)	(3.6)
Property, plant and equipment, right of use assets, goodwill and intangible assets	1,510,468	1,550,777	(40,309)	(2.6)
Investment in equity accounted investees	42,008	44,189	(2,181)	(4.9)
Deferred income taxes	45,203	54,578	(9,375)	(17.2)
Income tax assets (current and non-current)	18,686	12,963	5,723	44.2
Other assets (current and non-current)	76,874	112,598	(35,724)	(31.7)
Assets classified as held-for-sale	2,208	1,944	264	13.6

Total Assets	3,342,794	3,140,802	201,992	6.4

LIABILITIES AND EQUITY
Liabilities:
Accounts payable and acceptances	818,343	733,385	84,958	11.6
Long-term debt, Short-term borrowings and current portion of long-term debt	1,358,937	1,187,997	170,940	14.4
Other financial liabilities (current and non-current)	167,142	203,067	(35,925)	(17.7)
Provisions (current and non-current)	264,549	250,659	13,891	5.5
Deferred income taxes	15,559	19,419	(3,860)	(19.9)
Other liabilities (current and non-current)	188,264	137,824	50,440	36.6
Current income tax liabilities	10,864	10,416	449	4.3

Total Liabilities	2,823,658	2,542,767	280,891	11.0

Equity	519,136	598,035	(78,899)	(13.2)

Total Liabilities and Equity	3,342,794	3,140,802	201,992	6.4

Our total current assets increased by Rs.273,024 million to Rs.1,468,860 million or 22.8% as of March 31, 2021, compared to Rs.1,195,836 million as of March 31, 2020.

Cash and cash equivalents increased by 71.7% to Rs.317,000 million as of March 31, 2021, compared to Rs.184,678 million as of March 31, 2020, which also include a favorable foreign currency translation of Rs.12,727 million from GBP to Indian rupees. We hold cash and cash equivalents principally in Indian rupees, GBP, Euro, U.S. dollars and Chinese Renminbi. Out of cash and cash equivalents as of March 31, 2021, Jaguar Land Rover held the GBP2,202 million equivalent of Rs.221,904 million, which consists of surplus cash deposits for future use. As of March 31, 2021, we had short-term deposits of Rs.143,460 million, compared to Rs.148,295 million as of March 31, 2020, a marginal decrease of 3.3%, due to decrease in the value of deposits invested over a term of three months or longer mainly at Jaguar Land Rover.

As of March 31, 2021, we had finance receivables, including the non-current portion (net of allowances for credit losses), of Rs.347,149 million, compared to Rs.310,791 million as of March 31, 2020, an increase of 11.7%, due to lower run down of loan book on account of a moratorium in the first half of Fiscal 2021 followed by a decent revival of pent-up demand in the second half of Fiscal 2021. We had also extended Emergency Credit Line Guarantee Scheme loans to eligible customers which had a one-year principal repayment moratorium. Gross finance receivables were Rs.359,626 million as of March 31, 2021, compared to Rs.317,304 million as of March 31, 2020. Vehicle financing is integral to our automotive operations in India. For further detail, see Item 4.B “Information on the Company—Business Overview—Overview of Automobile Operations—Tata Commercial Vehicles and Tata Passenger Vehicles—Tata Commercial Vehicles and Tata Passenger Vehicles—Vehicle Financing.”

Trade receivables (net of allowance for doubtful receivables) were Rs.126,791 million as of March 31, 2021, representing an increase of 13.5% over March 31, 2020. The increase was partially due to a favorable foreign currency translation of Rs.6,135 million from GBP to Indian rupees. Trade receivables for Tata Commercial Vehicles and Tata Passenger Vehicles increased by 23.6% to Rs.38,334 million as of March 31, 2021, from Rs.31,024 million as of March 31, 2020, primarily on account of higher sales volume during the recovery phase after lockdown due to the COVID-19 pandemic. The trade receivables of Jaguar Land Rover were Rs.85,013 million as of March 31, 2021, compared to Rs.75,864 million as of March 31, 2020, an increase of 12.1%. The past dues for more than six months (gross) decreased from Rs.17,437 million as of March 31, 2020, to Rs.16,792 million as of March 31, 2021. These mainly represent dues from government-owned transport undertakings and Passenger Vehicle dealers, for which we are pursuing recovery.

As of March 31, 2021, inventories were at Rs.360,865 million, compared to Rs.374,528 million as of March 31, 2020, a decrease of 3.7%. The decrease in finished goods inventory was Rs.23,232 million from Rs.296,249 million as of March 31, 2020, to Rs.273,017 million as of March 31, 2021, mainly due to an increase in volumes at Tata Motors Limited. This decrease was partially offset by a favorable currency translation of Rs.23,409 million from GBP to Indian rupees. In terms of number of days to sales, finished goods represented 41 inventory days in sales in Fiscal 2021, compared to 42 inventory days in Fiscal 2020.

Our investments (current and non-current investments) increased to Rs.204,195 million as of March 31, 2021, from Rs.118,896 million as of March 31, 2020, representing an increase of 71.7%. Our investments mainly comprise mutual fund of Rs.190,512 million as of March 31, 2021, compared to Rs.108,615 million as of March 31, 2020. Investments attributable to Jaguar Land Rover were Rs.160,954 million as of March 31, 2021, compared to Rs.95,147 million as of March 31, 2020, an increase of 48.2% mainly on account of mutual fund. Tata Motors Limited on standalone basis has investments in mutual funds of Rs.15,780 million as of March 31, 2021, compared to Rs.8,853 million as of March 31, 2020.

Our other assets (current and non-current) decreased by 31.7% to Rs.76,874 million as on March 31, 2021, from Rs.112,598 million as of March 31, 2020. This decrease is mainly attributable to pension assets which was recognized in Fiscal 2020 for the surplus on the UK defined benefit pension scheme at Jaguar Land Rover consequent to changes in actuarial assumptions causing the defined benefit schemes to move to a net liability position as at March 31, 2021 from net asset position as at March 31, 2020.

Our other financial assets (current and non-current) increased to Rs.147,887 million as of March 31, 2021, from Rs.114,838 million as of March 31, 2020. Derivative financial instruments (representing options and other hedging arrangements, mainly related to the Jaguar Land Rover business) increased to Rs.61,126 million as of March 31, 2021, from Rs.46,825 million as of March 31, 2020, predominantly due to the strengthening of the GBP compared to Euro and therefore the increasing fair value of derivative contracts.

Property, plants and equipment (net of depreciation) marginally increased from Rs.815,394 million as of March 31, 2020, to Rs.823,041 million as of March 31, 2021. The increase is partly due to a favorable foreign currency translation of Rs.42,806 million from GBP to Indian rupees. After adjusting for the foreign currency translation impact, a decrease is mainly due to depreciation charged during the year for property, plant and equipment and lower addition during the year compared to the previous year. This decrease excluding translation is partially offset by reversal of impairment charges taken in Passenger Vehicle business at Tata Motors Limited.

Goodwill as at March 31, 2021, was Rs.8,037 million, compared to Rs.7,770 million as at March 31, 2020. The increase in goodwill was attributable to favorable translation impact pertaining to software consultancy and the services of our subsidiary, Tata Technologies Limited.

Intangible assets decreased by 7.5% from Rs.664,545 million as of March 31, 2020, to Rs.614,483 million as of March 31, 2021. This decrease is mainly due to Rs.73,083 million impairment done under the Reimagine strategy at Jaguar Land Rover business and amortization charge for the year. This decrease was partially offset by reversal of Rs.1,347 million impairment charges taken in Passenger Vehicle business at Tata Motors Limited and favorable foreign currency translation of Rs.29,697 million from GBP to Indian rupees. As at March 31, 2021, there were product development projects in progress amounting to Rs.122,684 million, compared to Rs.245,261 million as at March 31, 2020.

The carrying value of investments in equity-accounted investees decreased by 4.9% to Rs.42,008 million as at March 31, 2021, from Rs.44,189 million as at March 31, 2020. The value of investments in equity-accounted investees decreased mainly due to loss for the year Fiscal 2021from the China Joint Venture.

A deferred tax liability (net) of Rs.8,309 million was recorded in our income statement and asset of Rs.2,683 million in other comprehensive income, which mainly includes assets of Rs.15,072 million toward post-retirement benefits and liability of Rs.11,755 million toward cash flow hedges in Fiscal 2021. The net deferred tax asset of Rs.29,644 million was recorded as of March 31, 2021, compared to Rs.35,159 million as of March 31, 2020.

Accounts payable (including acceptances) were Rs.818,343 million as of March 31, 2021, compared to Rs.733,385 million as of March 31, 2020, an increase of 11.6%, reflecting an increase in operations and an unfavorable foreign currency translation of Rs.46,283 million from GBP to Indian rupees.

Other financial liabilities (current and non-current) were Rs.167,142 million as of March 31, 2021, compared to Rs.203,067 million as of March 31, 2020 (net of an unfavorable currency translation impact of Rs.7,768 million), reflecting liabilities toward vehicles sold under repurchase arrangements, derivative instruments, and interest accrued but not due on loans and lease liabilities. Liability toward vehicles sold under repurchasing arrangements decreased to Rs.36,229 million as of March 31, 2021, from Rs.44,834 million as of March 31, 2020, due to an decrease in the repurchase business at Jaguar Land Rover. Derivative financial instruments (representing options and other hedging arrangements, mainly related to Jaguar Land Rover) decreased by 40.6% to Rs.44,796 million as of March 31, 2021, from Rs.75,365 million as of March 31, 2020.

Provisions (current and non-current) increased by 5.5% to Rs.264,549 million as of March 31, 2021, from Rs.250,659 million as of March 31, 2020. This increase is mainly due to a restructuring provision of Rs.19,519 million made at Jaguar Land Rover under the Reimagine strategy towards settling legal obligations on work performed to date and other third-party obligations and an unfavorable foreign currency translation impact of Rs.16,811 million from GBP to Indian rupees. Provisions for warranties decreased by 3.6% or Rs.6,933 million to Rs.186,039 million as of March 31, 2021, compared to Rs.192,972 million as of March 31, 2020, at Jaguar Land Rover business, primarily due to lower retail sales. Furthermore, provisions for residual risk for Jaguar Land Rover decreased to Rs.6,674 million as at March 31, 2021, compared to Rs.16,372 million as at March 31, 2020. This is primarily driven by the resilience and recovery observed in the U.S. economy and the secondary vehicle market throughout Fiscal 2021 following the anticipated impact of the COVID-19 pandemic as at March 31, 2020, further supported by Jaguar Land Rover’s wider demand-led recovery.

Other liabilities (current and non-current) increased by 36.6% to Rs.188,264 as at March 31, 2021. Employee benefit obligations increased to Rs.40,918 million as of March 31, 2021, compared to Rs.3,416 million as of March 31, 2020, mainly pertaining to the Jaguar Land Rover pension plan, consequent to changes in actuarial assumptions causing the defined benefit schemes to move to a net liability position.

Our total debt was Rs.1,358,937 million as of March 31, 2021, compared to Rs.1,187,997 million as of March 31, 2020, an increase of 14.4%, including an unfavorable currency translation of Rs.41,745 million from GBP to Indian rupees. Short-term debt (including the current portion of long-term debt) increased by 20.6% to Rs.427,917 million as of March 31, 2021, compared to Rs.354,949 million as of March 31, 2020. Long-term debt (excluding the current portion) increased by 11.8% to Rs.931,020 million as of March 31, 2021, from Rs.833,048 million as of March 31, 2020. Long-term debt (including the current portion) increased by 11.5% to Rs.1,142,309 million as of March 31, 2021, compared to Rs.1,024,372 million as of March 31, 2020. Please see Item 5.B “Operating and Financial Review and Prospects—Liquidity and Capital Resources—Principal Sources of Funding Liquidity—Long-term funding” for further details.

Total equity was Rs.519,136 million as of March 31, 2021, and Rs.598,035 million as of March 31, 2020, respectively.

Equity attributable to shareholders of Tata Motors Limited decreased from Rs.589,801 million as of March 31, 2020, to Rs.503,303 million as of March 31, 2021. This decrease is mainly due to losses of Rs.142,701 million and actuarial losses in pension reserve of Rs.59,015 million, offset by hedging reserve gain of Rs.40,346 million, currency translation reserve gain of Rs.38,270 million and securities premium of Rs.25,562 million pursuant to conversion of share warrants.

The Ratio of Net Debt to Shareholders’ Equity (total debt less cash and cash equivalents and mutual funds—current) divided by total shareholders’ equity (including non-controlling interests) under IFRS increased from 1.5 as of March 31, 2020, to 1.6 as of March 31, 2021. Details of the calculation of this ratio are set forth in Exhibit 7.1 to this annual report on Form 20-F.

The following table sets forth our contingent liabilities as of the dates indicated.

	As of March 31,
	2021	2020
	(Rs. in millions)
Income tax	6,213	14,633
Excise duties	6,427	6,653
Sales tax	14,220	9,621
Other taxes and claims1	2,470	6,375

Total	29,330	37,282

1.

Other taxes and claims include claims by other revenue authorities and distributors. See Item 4.B “Information on the Company—Business Overview—Governmental Regulations—Legal Proceedings” of this annual report on Form 20-F.

Rs.98,836 million and Rs.136,983 million in Fiscal 2021 and Fiscal 2020, respectively, represent executory contracts on capital accounts otherwise provided for.

Under the joint venture agreement for the China Joint Venture, we are committed to contributing RMB5,000 million of capital toward our share of capital in the joint venture. As of March 31, 2021, we had an outstanding commitment of approximately RMB1,525 million (Rs.17,014 million).

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

Capital Expenditures

Capital expenditures totaled Rs.178,199 million and Rs.302,945 million during Fiscal 2021and Fiscal 2020, respectively. Our automotive operations accounted for a majority of such capital expenditures. We currently plan to invest over Rs.289,000 million in Fiscal 2022 in new products and technologies. Please see Item 5.B “Operating and Financial Review and Prospects—Liquidity and Capital Resources” of this annual report on Form 20-F for additional details.

Our capital expenditures in India during Fiscal 2021 related mostly to (i) the introduction of new products, such as the Tata Altroz I-turbo, Tiago XTA, Harrier XT and Nexon XM-S and Tata Safari (ii) the development of planned future products and technologies, and (iii) quality and reliability improvements aimed at reducing operating costs.

Total product and other investment for Jaguar Land Rover in Fiscal 2021 was GBP2.3 billion, primarily reflecting the ongoing launch of the all-new Land Rover Defender, including the short wheelbase 90 and commercial derivatives, as well as the launch of new and refreshed 2021 model year products, including the significant increase in electrified options across our model range now consisting of eight plug-in hybrids, 11 mild hybrids and the all-electric Jaguar I-PACE. The investment spending in Fiscal 2021 also supported the production of the new 3-litre 6-cylinder Ingenium diesel engine manufactured at our engine manufacturing center in Wolverhampton and for upcoming product launches in Fiscal 2022.

We continue to focus on development of new products for our various markets. Through Jaguar Land Rover, we continue to make investments in new technologies through its research and development activities to develop products that meet the requirements of the premium market, including developing sustainable technologies to improve fuel economy and reduce carbon dioxide emissions, such as the expansion of electrification across 12 of Jaguar Land Rover’s 13 nameplates, including eight plug-in hybrid and eleven mild hybrid models as well as the all-electric Jaguar I-PACE.

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

E. Off-balance Sheet Arrangements

None.

F. Tabular Disclosure of Contractual Obligations

Not applicable.

G. Safe Harbor

See the section entitled “Cautionary Note Regarding Forward-looking Statements” at the beginning of this annual report on Form 20-F.

Item 6.	Directors, Senior Management and Employees

A. Directors and Senior Management

Board of Directors

Under the Articles of Association, the Company cannot have fewer than three or more than 15 Directors. During Fiscal 2021, the Board was comprised of eight Directors. The Company’s Directors are not required to hold any Shares by way of qualification.

Under the Articles of Association, the board of directors of Tata Steel, which owns, as of March 31, 2021, 0.0030% of Ordinary Shares and none of the “A” Ordinary Shares of the Company, has the right to nominate one Director to the Board.

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

As of March 31, 2021, the Directors and senior management of the Company, in their sole and joint names, beneficially held an aggregate of 220,000 Ordinary Shares (approximately 0.007% of our issued share capital) and no “A” Ordinary Shares of the Company.

The following table provides information about the Directors, executive officers and Group Chief Financial Officer of the Company, as of March 31, 2021:

Name[1], 2	Position	Date of birth	Year appointed as Director, executive officer or Group Chief Financial Officer	Expiration of term	Ordinary Shares beneficially owned as of March 31, 2021[3]	“A” Ordinary Shares beneficially owned as of March 31, 2021[3]
Mr. N. Chandrasekaran	Non-Executive Chairman	June 2, 1963	2017	2033	200,000	—
Mr. O. P. Bhatt	Independent Director	March 7, 1951	2017	2022	—	—
Ms. Hanne Sorensen	Independent Director	September 18, 1965	2018	2023	—	—
Ms. Vedika Bhandarkar	Independent Director	December 19, 1967	2019	2024	—	—
Mr. Kosaraju Veerayya Chowdary	Independent Director	October 10, 1954	2020	2025	—	—
Mr. Mitsuhiko Yamashita	Non-Executive Director	April 17, 1953	2020	2023	—	—
Mr. Thierry Bolloré	Non-Executive Director	May 30, 1963	2020	2024	—	—
Mr. Guenter Butschek [4]	CEO and Managing Director	October 21, 1960	2016	2021	—	—
Mr. P. B. Balaji	Group Chief Financial Officer	September 9, 1969	2017	2029	20,000	—

1.

The business address of each of the Company’s Directors and Group Chief Financial Officer, other than as described immediately below, is Bombay House, 24 Homi Mody Street, Mumbai — 400001. The business address of Mr. O.P. Bhatt is 3, Ground Floor, Seagull, Carmichael Road, Mumbai 400 026; the business address of Ms Hanne Sorensen is Esplanaden 5, 3rd Floor, Copenhagen 1263 K, Denmark; the business address of Ms. Vedika Bhandarkar is B-8, Sea Face Park, 50, Bhulabhai Desai Road, Mumbai 400026; the business address of Mr. Chowdary is 511, Teja Block, My Home Navadweepa, Madhapur, Hyderabad 500081; the business address of Mr. Yamashita is 4-6-5 Takamori, Isehara City Kanagawa, Japan 2591114 and the business address of Mr. Bolloré is 1 Square Perronet, 92200, Neuilly Sur Seinne, Paris, France.

2.	On June 23, 2021, TML announced that Mr. Girish Wagh (Head of the Commercial Vehicles Division) has been appointed as Executive Director to the Board of TML, with effect from July 1, 2021.

3.	Each of the Company’s Directors, executive officers and Group Chief Financial Officer beneficially owned less than 1% of the Company’s Shares as of March 31, 2021.

4.

On June 23, 2021, we announced that Mr. Butschek will be stepping down from his role as CEO and Managing Director of TML, effective June 30, 2021. Mr. Butschek will continue his association with TML as a consultant until the end of Fiscal 2022.

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

Mr. Chandrasekaran was a director on the board of India’s central bank, the Reserve Bank of India, from 2016 until March 3, 2020. He also serves on the board of directors of Tata Steel Limited, TCS Foundation, the Indian Hotels Company Limited, the Tata Power Company Limited, Tata Consumer Products Limited, Jaguar Land Rover Automotive Plc, Tata Limited and TCS. He is also the Chairman of the Society and Board of Governor of the Indian Institute of Management—Lucknow, a member on the Court of the Indian Institute of Science—Bangalore, International Advisory Council of the Bocconi University, Milan and on the International Advisory Board of the Singapore Economic Development Board.

Mr. Chandrasekaran’s business leadership has been recognized by several corporate and community organizations, and he has received numerous awards, including Business Leader of the Year at the ET Awards for Corporate Excellence 2016; CNBC TV 18—“Indian Business Icon” 2014; CNN-IBN Indian of the Year 2014 (business category); “Best CEO” for 2013 and 2014 by Business Today; and ‘Best CEO’ 2010-15 Institutional Investor’s Annual All-Asia Executive Team rankings.

Mr. Chandrasekaran was appointed as a Non-Executive Board Chairman and Director of Tata Motors Limited with effect from January 17, 2017.

Mr. Om Prakash Bhatt

Mr. Bhatt is a graduate in Science and a post graduate in English Literature (Gold Medalist). From July 1, 2006, to March 31, 2011, Mr. Bhatt was the Chairman, State Bank Group, which includes State Bank of India, India’s largest commercial bank; five associate banks in India; five overseas banks; SBI Life, the country’s largest private life insurer; SBI Capital Markets, India’s leading investment bank; SBI Fund Management; and other subsidiaries spanning diverse activities; from general insurance to custodial services. Under his leadership, SBI rose on the global list rankings of Fortune 500. He serves as a Non-Executive Chairman on the board of directors of Greenco Energy Holdings and as an independent director on several boards including Tata Consultancy Services Limited, Tata Steel Limited and Hindustan Unilever Limited.

Mr. Bhatt has also served as Chairman of Indian Banks’ Association, the apex body of Indian banks. He was appointed as the government’s nominee on the India-U.S. CEO Forum, Indo-French CEO Forum and Indo-Russia CEO Forum, forging links with a cross-section of the world’s business leaders.

Mr. Bhatt was appointed as an Independent Director of Tata Motors Limited with effect from May 9, 2017.

Ms. Hanne Sorensen

Ms. Hanne Birgitte Sorensen is a Danish national and holds an MSc in Economics and Management from the University of Aarhus. During the period 1994-2016, she was engaged in various roles within the A.P.Moller—Maersk A/S Group in Denmark, a conglomerate comprising of eight main companies, primarily specializing in the energy and transportation segment, inter alia designated:

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

Since 2016, Ms. Bhandarkar has been engaged as a senior leader in India with Water.org and Chief Operating Officer from June 2021, a not-for-profit organization, overseeing the organization’s strategy, growth and water and sanitation program expansion in the country. She was Vice Chairman and Managing Director at Credit Suisse Securities (India) Private Limited from 2010 to 2015, and also a part of the seven-member Credit Suisse Asia Investment Banking Department Operating Committee and the Global IBD Management Committee. From 1998 to 2010, she served as the Managing Director and Head of Investment Banking at J.P. Morgan in India.

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

She was appointed as an Independent Director of Tata Motors Limited with effect from June 26, 2019.

Mr. Kosaraju Veerayya Chowdary

Mr. Chowdary graduated with a degree in Mathematics from Loyola College Chennai and Post Graduation in Mathematics from IIT, Chennai.

He started his career in 1976 as a probationary officer in Andhra Bank and later joined the Indian Revenue Service in 1978. On deputation, he went to the Department of Revenue as Under Secretary and thereafter to the Department of Company Affairs as Deputy Secretary. He held several executive positions and retired as Chairman of Central Board of Direct Taxes. On Superannuation, he was appointed as an Advisor to the Department of Revenue, Ministry of Finance.

Mr. Chowdary was the Central Vigilance Commissioner from June 2015 to June 2019. He was elected as a Member of the Executive Committee of International Association of Anti-Corruption Agencies. He was a Member of the Advisory Board of Comptroller and Auditor General of India. He holds directorships in CCL Products (India) Limited, Divi’s Laboratories Limited and Reliance Industries Limited.

Mr. Chowdary has been appointed as an Additional and Independent Director, with effect from October 27, 2020, for a tenure of five years.

Mr. Mitsuhiko Yamashita

Mr. Mitsuhiko Yamashita is a Japanese national and holds a Master’s Degree in Aeronautical Engineering from Kyoto University and has also studied at Massachusetts Institute of Technology (Advanced Research). Mr. Yamashita brings more than 40 years of experience having worked in the Automotive Industry for the entire duration of his career. He has worked for leading Japanese Automotive companies in various capacities and is very well respected in the Automotive Community in Japan.

Mr. Yamashita joined Nissan Motor Co. Ltd. in 1979 as a Body Design Engineer and rose up in the ranks becoming a Member of the Board of Director and Executive Vice President supervising R&D in 2005. From 2005 to 2015, Mr. Yamashita led the R&D function and was involved in the development of electric vehicles, autonomous drive and various other technologies to support Nissan’s goal of achieving zero fatalities and zero emission. In 2015, he was appointed as the Technical Advisor to the Board of Directors.

In 2016, Mr. Yamashita was appointed as Member of the Board and Executive Vice President (Development, Quality) for Mitsubishi Motors Corporation. In 2019, he was appointed as the Technical Advisor to Chairman, Mitsubishi Motors Corporation.

Mr. Yamashita has served on the Advisory Panel of Science and Technology for the Ministry of Foreign Affairs and several committees in Ministry of Economy, Trade and Industry (METI). Mr. Yamashita was the President of the Society of Automotive Engineers of Japan, Inc. from 2012-2014.

He was appointed as an Additional and Independent Director of Tata Motors Limited with effect from September 16, 2020, and his designation underwent change to Non-Independent Non-Executive Director of the Company with effect from October 27, 2020.

Mr. Thierry Bolloré

Mr. Bolloré was appointed to the role of Jaguar Land Rover’s Chief Executive Officer in September 2020.

Having started his leadership career in 1990 as Shop Manager of Michelin’s Heavy Truck tire factory, Mr. Bolloré has more than 30 years’ experience in international business.

After 12 years with Michelin, Mr. Bolloré joined global automotive supplier Faurecia in 2005 as Vice President, Asia, Exhaust Systems Product Group, based in China. After successful tenures in a variety of senior positions including worldwide Vice President in charge of Industry, Quality and Purchasing for Faurecia Emissions Control Technologies (FECT), Mr. Bolloré joined Groupe Renault in 2012.

Joining as the global OEM’s Industry and Supply Chain Group EVP, Mr. Bolloré then took on the role of Chief Competitive Officer in 2013 before becoming Chief Operating Officer in 2018 and finally Chief Executive Officer, Groupe Renault in 2018. He was also a member of the Groupe Renault Executive Committee while also sitting on the Board of Directors for both Avtovaz and DRAC (Dong Feng Renault Automotive Company).

He holds directorships in Jaguar Land Rover Limited, Jaguar Land Rover Automotive Plc, Jaguar Land Rover Holdings Limited, Spark44 (JV) Limited, Jaguar Racing Limited and Jaguar Land Rover Ventures Limited.

Mr. Bolloré has an MBA from Paris-Dauphine University, specializing in Finance. In addition to his native French, he is fluent in English and German while also enjoying extensive experience in Japanese.

Mr. Bolloré has been appointed as an Additional and Non-Executive Director, with effect from October 27, 2020.

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

Having served BMW for 20 years, Dr. Speth joined Ford Motor Company’s Premier Automotive Group and served as Director of Production, Quality and Product Planning. He held directorships in Tata Sons Private Limited, Jaguar Land Rover Limited, Jaguar Land Rover Holdings Limited, Jaguar Racing Limited, Spark44 (JV) Limited, ACEA, Bladon Jets, Confederation of British Industry, British American Business and the Society of Motor Manufacturers and Traders Limited and Jaguar Land Rover Ventures Limited.

He was appointed as a Non-Executive and Non-Independent Director of Tata Motors Limited with effect from November 10, 2010. Sir Speth’s valuable contribution to the Company is greatly appreciated. Mr. Thierry Bolloré succeeded Sir Speth as the CEO of Jaguar Land Rover Automotive Plc with effect from October 27, 2020, at which point Prof. Sir Ralf Speth assumed his role as Non-Executive Vice Chairman of Jaguar Land Rover Automotive plc.

Sir Speth ceased to be a Non-Executive Director of the Company with effect from October 27, 2020.

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

Mr. Butschek graduated from the University of Cooperative Education Stuttgart, Germany with a degree in business administration and economics. Mr. Butschek also serves on the boards of some of Tata Motors Limited’s subsidiaries and affiliates, namely, Tata Technologies Limited, Tata Daewoo Commercial Vehicles Limited, Tata Motors European Technical Centre Plc, Tata Hitachi Construction Machinery Company Private Limited and Tata Cummins Pvt. Limited.

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

Mr. Balaji is a Mechanical Engineer from IIT Chennai and has a PGDM from IIM Kolkata. Mr. Balaji was awarded the Best CFO in FMCG and Best CFO for “Creating Shared Value” by YES Bank—BW Business World and also the All Asia 2017 award for Best CFO in Consumer by Institutional Investor. Mr. Balaji also serves on the boards of some of Tata Motors Limited’s subsidiaries, namely, Jaguar Land Rover Automotive Plc, Tata Motors Finance Limited, Tata Motors Finance Solutions Limited, TMF Holdings Limited and Tata Technologies Limited.

B. Compensation

The following table provides the annual compensation paid/accrued to the Company’s Directors and Group Chief Financial Officer in Fiscal 2021. For full-time Directors, the retirement benefits exclude the provision for encashable leave, and gratuity as a separate actuarial valuation is not available. The Company has not issued any stock options to its Directors.

Name	Position	Remuneration[1] (in Rs.)
Mr. N. Chandrasekaran [2]	Non-Executive Chairman	2,841,000
Mr. Om Prakash Bhatt [3]	Independent Director	6,100,000
Ms. Hanne Sorensen 4 11	Independent Director	11,119,000
Ms. Vedika Bhandarkar [5]	Independent Director	12,690,000
Mr. Kosaraju Veerayya Chowdary 6 11	Independent Director	2,440,000
Mr. Mitsuhiko Yamashita [7]	Non-Executive Director	2,520,000
Mr. Thierry Bolloré [8]	Non-Executive Director	176,321,000
Sir Ralf Speth 9 11	Non-Executive Director	497,577,000
Mr. Guenter Butschek 10 11	CEO and Managing Director	273,795,000
Mr. P. B. Balaji 11 12	Group Chief Financial Officer	82,588,000

1.

Includes salary, allowance, taxable value of perquisites, commission and our contribution to provident fund and superannuation fund for the CEO and Managing Director and the Group Chief Financial Officer, and sitting fees or directors’ fees for non-executive directors.

2.	Comprises sitting fees of Rs 900,000 from the company and Rs. 1,941,000 from the Jaguar Land Rover. As a policy, Mr. N. Chandrasekaran has abstained from receiving commission from the Company.
3.	Comprises sitting fees of Rs.1,600,000 and remuneration of Rs.4,500,000 from the Company.
4.	Comprises sitting fees of Rs.1,620,000 and remuneration of Rs.4,000,000 from the Company and includes directors’ fees of GBP56,647 (Rs.5,499,000) received from Jaguar Land Rover.
5.

Comprises sitting fees of Rs.1,300,000 and remuneration of Rs.4,500,000 from the Company, includes sitting fees of Rs.1,050,000 from TMF Holding limited, Rs.1,370,000 from TMFL Rs.1,470,000 and commission of Rs.3,000,000 from TMFSL.

6.	Comprises sitting fees of Rs.440,000 and remuneration of Rs.2,000,000 from the Company.
7.	Comprises sitting fees of Rs.520,000 and director fees of Rs.2,000,000 from the Company.

8.

Mr. Bolloré’s remuneration is paid by Jaguar Land Rover Automotive Plc, which includes in addition to the base salary the value of annual performance bonus, cash allowances and non-cash benefits and accruals from long-term incentives and retirement benefits.

9.

Sir Ralf Speth’s remuneration is paid by Jaguar Land Rover Automotive Plc, which includes in addition to the base salary the value of annual performance bonus, cash allowances and non-cash benefits and accruals from long-term incentives and retirement benefits.

10.	The amount for the year ended March 31, 2021, includes remuneration for the period February 15, 2021, to March 31, 2021, of Rs.30.9 million, which is subject to the approval of shareholders.
11.	Rounded to nearest thousand.
12.

Comprise remuneration of Rs.80,647,000 from the Company and sitting fees of Rs.1,941,000 from Jaguar Land Rover. The remuneration of Mr. P. B. Balaji does not comprise accrual for employee stock option of Rs.6,784,553.

The Non-Executive as well as full-time Directors of the Company are not eligible to receive employee stock options and have accordingly not participated in the employee stock option scheme of the Company.

Additional information required by this item is set forth in Item 6.E “Share ownership” of this annual report on Form 20-F.

C. Board Practices

The Board is comprised of eight Directors for Fiscal 2021, which is commensurate with the size of the Company and consistent with the board size of other companies in the industry. The Board consists of Executive, Non-Executive and Independent Directors. Appointments of new directors are recommended by the Nomination and Remuneration Committee for consideration by the full Board and the shareholders of the Company at each year’s annual general meeting.

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

Board Effectiveness Evaluation

Pursuant to provisions of the Listing Regulations and the Companies Act, the Board is required to carry out an annual evaluation of its own performance, the performance of its committees and individual Directors, as well as an evaluation of the Independent Directors by the entire Board, in the absence of Independent Directors, of their performance and fulfillment of the independence criteria prescribed under the Act and the Listing Regulations. The performance of the Board and individual Directors is evaluated by the Board and involves input from all the Directors. The performance of the committees is evaluated by the Board and involves input from committee members. In Fiscal 2021, the Nomination and Remuneration Committee reviewed the performance of the individual Directors. Also, a separate meeting of Independent Directors was held to review the performance of Non-Independent Directors, the performance of the Board as a whole and the performance of the chairperson of Tata Motors Limited. The Independent Directors took into account the views of the Executive Directors and Non-Executive Directors. Subsequently, the Board held a meeting to discuss the performance of the Board, its committees and the Individual Directors as well as evaluate the performance and fulfillment of the independence criteria by the Independent Directors, as prescribed under the Act and the Listing Regulations.

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

Committees

Audit Committee

The Audit Committee comprises four Independent Directors: Ms. Vedika Bhandarkar (as Chairperson), Ms. Hanne Sorensen, Mr. O. P. Bhatt and Mr. Kosaraju Veerayya Chowdary. The Audit Committee functions according to its charter that defines its composition, authority, responsibility and reporting functions in accordance with Section 177 of the Act, Regulation 18(3) read with Part C of Schedule II of the Listing Regulations and applicable U.S. regulations, and is reviewed from time to time. The full charter is available on the Company’s website at www.tatamotors.com. This website does not form part of this annual report on Form 20-F. Below is a high-level summary of the responsibilities of the Audit Committee:

•	Review with management the quarterly and annual financial statements before submission to the Board, focusing primarily on:

o	The financial reporting process and the disclosure of our financial information, including earnings and press releases, to ensure that the financial statements are correct, sufficient and credible;

o	Reports on the management’s discussion and analysis of financial condition, results of operations and the directors’ responsibility statement;

o	Major accounting entries involving estimates based on an exercise of judgment by management;

o	Compliance with accounting standards and changes in accounting policies and practices;

o	Review of the draft audit report, modified opinion, if any, and significant adjustments arising out of audit;

o	Scrutiny of inter-corporate loans and investments;

o	Disclosures made under the CEO and Group Chief Financial Officer certifications and related party transactions to the Board and the shareholders of the Company; and

o	Approval or any subsequent modification of transactions with related parties, including omnibus related party transactions.

•	Review, alongside the management, our external auditors and internal auditors, identify weakness or deficiencies and recommend improvements to the management;

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

Safety, Health & Sustainability Committee

The Safety, Health & Sustainability Committee (the “SHS Committee”) comprises one Independent Director, Ms. Hanne Sorensen (committee chairperson), one Non-Executive Director, Mr. Mitsuhiko Yamashita and the CEO and Managing Director, Mr. Guenter Butschek. The SHS Committee’s objective is to review our safety, health and sustainability practices. The terms of reference of the SHS Committee include the following:

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

Corporate Social Responsibility Committee

The Corporate Social Responsibility Committee (the “CSR Committee”) comprises of three Independent Directors and one full-time Director, namely, Mr. O. P. Bhatt (committee chairperson), Ms. Vedika Bhandarkar, Mr. Kosaraju Veerayya Chowdary and Mr. Guenter Butschek. The terms of reference of the CSR Committee are to:

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

Risk Management Committee

The Risk Management Committee, constituted by the Board pursuant to the provisions of Regulation 21 of the Listing Regulations, comprises one Independent Director, one Non-Executive Director, one full-time Director and the Group Chief Financial Officer, namely, Ms. Hanne Sorensen (committee chairperson), Mr. Mitsuhiko Yamashita, Mr. Guenter Butschek and Mr. P. B. Balaji. Pursuant to the Listing Regulations, we have a risk management policy. The Risk Management Committee’s terms of reference are as follows:

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

Executive Committee

The Executive Committee is comprised of the CEO and Managing Directors, the Head of the Passenger Vehicle Business Unit (including the electric vehicle business), the Head of the Commercial Vehicles Business Unit, the Group Chief Financial Officer, the Chief Human Resource Officer, the Chief Technology Officer, the Chief Purchasing Officer, and the Head of Corporate Communications. The Executive Committee provides oversight on the company strategy and key aspects of our business operations. Apart from the committees described above, the Board may also constitute committees of Directors with specific terms of reference as it may deem fit.

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

•

Training youth under Government of India’s National Employment Enhancement Mission in our skill development centers in all the plants. These trainees are given Automotive Skill Development Council certification, helping them get gainful employment in the industry. Engaging trainees benefit the company to meet the cyclicality of demand as well.

We employed approximately 75,278 and 78,906 permanent employees as of March 31, 2021, and 2020, respectively. The average number of flexible (temporary, trainee and contractual) employees for Fiscal 2021, was approximately 28,291 (including joint operations) compared to 19,169 in Fiscal 2020.

The following table sets forth a breakdown of persons employed by our business segments and by geographic location as of the following dates.

Talent Development

We are committed to the development of our employees to strengthen their functional, managerial and leadership capabilities. We have a focused approach with the objective of addressing all capability gaps and preparing our employees to adopt to the fast-changing external environment to meet the company’s strategic objectives. Tata Motors Academy addresses development needs of various segments of our workforce through a structured approach. The Tata Motors Academy focuses on three functional pillars—customer excellence, product leadership and operational excellence and management education, all of which are aligned with the Company-level strategic objectives. The emphasis of functional academies is to strengthen knowledge, skills and expertise with an in-depth approach, within respective function.

The Product Leadership Academy and Operational Excellence Academy are designing and deploying the courses and learning programs for our employees in Engineering and Operations functions, focused on the organization’s technical roadmap on Connected, Electric, Shared & Safe vehicles (“CESS”).

The Customer Excellence Academy delivers the capability building not only for Tata Motors front end functions but also for our channel partners. These training interventions are planned for Dealer Sales Agents to provide best in class experience to our customers.

Management education emphasizes developing general management and leadership skills. Tata Motors Academy also provides executive education opportunities in the areas of B.Tech, M.Tech, and Executive MBA.

Keeping up with the digital age, the academy has also embarked upon a decisive journey of digital learning for all its employees. These include online learning and virtual classrooms, which augment the offering of functional as well as management education pillars.

Our annual Organizational & Talent Review process and Succession planning exercise ensures healthy succession pipeline of critical and leadership roles in the organization by enabling us to identify potential candidates and enable their development.

Skill Development

We continue our endeavors to deliver high quality products by enhancing our craftsmanship and improving manufacturing and assembly processes.

To meet technology disruptions and changing market dynamics, we have developed the ‘Future of Workplace’ strategy, to build newer skills such as high voltage (electric vehicles, mechatronics (Industry 4.0)), auto electronics, vehicle communication in our workforce. We are reskilling our permanent workforce into these newer technology areas, simultaneously, we are working on creating a ‘new age’ workforce, young skilled, agile, digital inclined through our company’s flagship Full Time Apprenticeship program (newer craftsman trades) and introduction of the Bachelor of Vocational Education program.

We are now migrating from a trade-based training approach to a process-based training approach, which emphasizes team members’ knowledge as related to their actual work, in addition to the general trade-based skills, which are developed at training institutes. To accomplish this, we are implementing a fundamental skills training initiative throughout the organization. Its objective is to address key employee performance issues, such as inconsistent quality, poor craftsmanship, high frequencies of repair reworking and low productivity levels through training of front-line team members.

Diversity & Inclusion

TML is committed towards building diverse and inclusive workforce to position organization as equal opportunity employer. As step towards increasing gender diversity on the shop floor, Tata Motors employed women blue collar workers at the Pune PV plant on 2nd shift after initiating safety measures and compliance with statutory requirements. In our endeavor towards development of women employees, “Project EVE” a comprehensive development platform for high potential women employees was launched. Employees who are part of this program are working on challenging projects sponsored and mentored by the Executive Committee Members of Tata Motors. Second Career Initiative Program (SCIP) is a platform that allows women, who have taken a break from their career, due to personal commitments, to restart their career. Tata Motors introduced Paternity Leave and Adoption Leave for our gentlemen colleagues to support parenthood. The Company employed 5.48% women employees in Fiscal 2021 compared to 5.79% in Fiscal 2020.

Jaguar Land Rover has one of the largest apprenticeship programs in the UK automotive sector with 1,000 apprentices in development. Jaguar Land Rover invests in and supports lifelong learning and development for its employees, including accredited apprenticeship programs delivered through the Jaguar Land Rover Learning Academy. This includes JLR apprentice engineers and technicians developing their skills to help support the delivery of Jaguar Land Rover’s Reimagine strategy. Jaguar Land Rover also supports the Automotive Engineering and Manufacturing Trailblazer Group and leads the creation and development of Levels 3, 4 and 6 automotive-related Apprenticeship.

Closing the Gender Gap

Inspiring young females into an automotive career

Jaguar Land Rover focuses on promoting gender equality though school education programs to increase engagement in STEM (science, technology, engineering and mathematics) subjects as well as introducing successful female role models to girls as young as seven to increase their interest in engineering.

Each academic year Jaguar Land Rover runs a week-long career immersion program specifically designed to encourage more young female STEM talent to consider careers in Design, Engineering and Manufacturing. During 2019, 111 female students aged 15-18 participated in this weeklong program across all of our sites. Eligible students were encouraged to apply for available apprenticeship opportunities as part of the program deliverables. During the pandemic they were also able to offer a virtual work experience program for young females providing 56 students with valuable career insight into the processes followed from strategic concept through to development and build of a vehicle. These interactive sessions were led by Jaguar Land Rover Apprentices, Graduates and Young Professionals from across the business.

For undergraduates, Jaguar Land Rover offers a Women in Engineering Sponsorship Scheme aimed specifically at females studying engineering at University. It offers three, six and fifteen-month paid placements and the students join every summer until they graduate. Based on placement performance, the aim is to convert to a graduate hire. They are also provided with a Jaguar Land Rover female engineering mentor. During 2019/20 13 females joined JLR on this program.

Jaguar Land Rover has partnered with The Pipeline, an organization that delivers Executive Leadership Development programs designed for senior females in business. Since 2015, 11 employees have attended the Topflight program and 57 employees have attended the Leadership Summit program. Both program offer learning from world-class business leaders and contributors.

Within Manufacturing, Jaguar Land Rover runs an Emerging Leaders program aimed at identifying and developing high potential talent early in the pipeline. Since its inception in 2011, over 20 females have completed this program and progressed into different or more senior roles as a result. In March 2020, Jaguar Land Rover held its first female senior leader event, bringing together its most senior female leaders from across the business to network and share experiences, contribute to the development of its female leadership strategy and explore what additional support would be required to enable females in Jaguar Land Rover to flourish and reach their full potential.

Jaguar Land Rover also has active employee led networks helping to drive gender equality. The Women in Engineering and Allies (“WIE&A”) membership has continued to steadily grow and in March 2020 they held their annual conference. During this conference they kicked off their Allies Campaign which has focused on starting the conversation of what it is like to be an ally and how to support women at work. They plan to continue to roll out this training and raise awareness of this important inclusive behavior.

The Mentoring scheme continued to run throughout 2019/ 2020, supporting both mentor and mentees in conversations around work, career satisfaction & personal development. The WIE&A network has also continued to run regular networking lunches and was able to switch to doing this virtually as the pandemic started.

The Gender Equality Network (the “GEN”) continued to grow its network members during the last year, expanding across sites and functions in Jaguar Land Rover. It remains focused on creating role models for employees by hosting regular interviews with senior women across the business. The GEN has also continued to run events and share communications aimed at engaging employees with issues related to gender and diversity more widely.

Human Rights

Jaguar Land Rover’s Human Rights Policy sets out the commitment to respect and comply with all relevant laws, rules and regulations in the territories in which Jaguar Land Rover operates. These include provisions addressing slavery, human trafficking, forced labor, child labor and upholding each employee’s right to freedom of association. Jaguar Land Rover has refreshed the assessment of slavery and human trafficking risks related to our operations and continues to deem the risk to be low.

Union Wage Settlements

We have labor unions for operative grade employees at all our plants across India, except at the Dharwad plant. The Company has generally enjoyed cordial relations with its employees at its factories and offices and has received union support in the implementation of reforms that impact safety, quality, cost erosion and productivity improvements across all locations.

Employee wages are paid in accordance with wage agreements that have varying terms (typically three to five years) at different locations. The expiration dates of the wage agreements with respect to various locations and subsidiaries are as follows:

Location/subsidiaries	Wage Agreement valid until
Pune Commercial Vehicles	August 31, 2021
Pune Passenger Vehicles	March 31, 2022
Jamshedpur	March 31, 2022
Mumbai	December 31, 2021
Lucknow#	March 31, 2020
Pantnagar	March 31, 2022
Sanand#	September 30, 2020
Jaguar Land Rover#	April 01, 2021

# - Under Negotiation

The wage agreements at our Lucknow location, Sanand location and Jaguar Land Rover have expired and negotiations are underway for the new wage agreements. In the interim, the wages set forth in the previous wage agreements will continue until a new settlement is reached.

The Company’s wage agreements link an employee’s compensation to certain performance criteria that are based on various factors such as quality, productivity, operating profit and an individual’s performance and discipline. As far as possible, we aim for cost neutral settlements, by achieving the critical performance parameters of the business with total employee involvement. We have generally received union support in its implementation of reforms that impact quality, cost erosion and productivity improvements across all locations. We have signed settlements with a variable pay as part of wage cost and have staggered the payment instead of one time pay to be bring more cost effectiveness on account of fixed pay.

E. Share Ownership

Preferential Issue of Shares and Warrants to Tata Sons Private Limited

Pursuant to Shareholders’ approval at the Extraordinary General Meeting convened on November 22, 2019, and the approval of the Board of Directors dated January 29, 2021, the Company has allotted 231,333,871 Ordinary Shares against the exercise of 231,333,871 Warrants, at a price (including the warrant subscription price and the warrant exercise price) of Rs.150 per Warrant, to Tata Sons Private Limited (the Company’s Promoter) on preferential basis.

Issue of Shares Which Were Earlier Held in Abeyance

During Fiscal 2021, no shares were issued by the Company, which were earlier held in Abeyance.

Employee Stock Option Scheme

Pursuant to the resolution, dated May 23, 2018, passed by the Board and the special resolution passed by the Company’s shareholders at the annual general meeting on August 3, 2018, the Company approved the Tata Motors Limited Employees Stock Option Scheme 2018 (the “2018 Option Scheme”). The major objectives of the 2018 Option Scheme are to (i) ring fence key employees of the Company during the critical turnaround phase and incentivize them to drive long-term objectives of the Company, (ii) ensure employee pay-offs match the long gestation period of certain key initiatives, (iii) drive ownership behavior and collaboration among employees, and (iv) reward, retain and motivate eligible employees of for their performance and participation in the growth and profitability of the Company.

The 2018 Option Scheme is administered by the Nomination and Remuneration Committee under the powers delegated by the Board. The Nomination and Remuneration Committee is authorized to interpret the 2018 Option Scheme, to establish, amend and rescind any rules and regulations relating to the 2018 Option Scheme and to make any other determinations that it deems necessary for the administration and implementation of the 2018 Option Scheme. The Nomination and Remuneration Committee may correct any defect, omission or reconcile any inconsistencies in the 2018 Option Scheme in the manner and to the extent the Nomination and Remuneration Committee deems necessary or desirable and to resolve any difficulties in relation to the implementation of the 2018 Option Scheme and to take any action that the Board is entitled to take. Any decision of the Nomination and Remuneration Committee in the interpretation and administration of the 2018 Option Scheme, as described herein, shall lie within its sole and absolute discretion and shall be final, conclusive and binding on all parties concerned (including, but not limited to, any employee, grantee, participant, nominee and their beneficiaries and successors). The Nomination and Remuneration Committee shall not be liable for any action or determination made in good faith with respect to the 2018 Option Scheme or any option granted thereunder. The maximum number of options under the 2018 Option Scheme shall not exceed 13,800,000 that would entitle the grantees to acquire, in one or more tranches, not exceeding 13,800,000 equity shares and the number of options that may be granted to eligible employees under the 2018 Option Scheme in any one year should not exceed 335,000 options. The options granted under the 2018 Option Scheme would vest within a maximum period of five years from the date of grant of such options. In terms of the 2018 Option Scheme, the options shall vest in three equal tranches (i.e., June 30, 2021, June 30, 2022, and June 30, 2023). The Nomination and Remuneration Committee may extend the vesting date for the options to vest by a period of not more than two months. The options shall vest with the employees subject to continuing employment with the Company or any other eligible Tata company and on the Company achieving certain performance metrics as contained in the 2018 Option Scheme. The exercise price and the number of options granted may be adjusted for any corporate action(s) announced by the Company prior to the exercise period pertaining to the relevant options, as may be decided by the Board or the Nomination and Remuneration Committee. Certain key information relating to the 2018 Option Scheme are set out below.

During Fiscal 2021 there has been no change in the Scheme. There were no Options granted or vested or any shares issued on vesting during the year.

During the year Fiscal 2021, total 418,894 options were expired or forfeited. As at March 31, 2021, an aggregate of 6,804,003 options were outstanding. On June 23, 2021, the Board of TML voted to approve the issuance of performance shares and options to certain eligible employees of the Company, in an amount not exceeding 0.25% of the Company’s issued share capital. The issuance is subject to the approval of the shareholders of the Company.

The Scheme is in compliance with the Securities and Exchange Board of India (Share Based Employee Benefits) Regulations, 2014.

Additional information required by this item is set forth in Item 6.A “Directors, Senior Management and Employees—Directors and Senior Management” of this annual report on Form 20-F.

Item 7.	Major Shareholders and Related Party Transactions

A. Major Shareholders

The Company is a widely held, listed company with approximately 2,038,757 shareholders of Ordinary Shares and 244,401 shareholders of “A” Ordinary Shares on record. To the Company’s knowledge, as of March 31, 2021, the following persons beneficially owned 1% or more of the 3,320,307,765 Ordinary Shares and 508,502,896 “A” Ordinary Shares outstanding at that time:

Ordinary Shares

Name of Shareholder	Holding	Percentage
Tata Sons Pvt. Limited (including its Subsidiaries and Joint Venture)[1]	1,538,461,556	46.33
Citibank, N.A.[2]	353,715,165	10.65
HDFC Trustee Co. Ltd. A/C HDFC Dividend Yield Fund	49,484,287	1.49
Life Insurance Corporation of India	138,645,433	4.18
Jhunjhunwala Rakesh Radheshyam	42,750,000	1.29

“A” Ordinary Shares 3

Name of Shareholder	Holding	Percentage
ICICI Prudential Equity & Debt Fund	72,519,454	14.26
Tata Sons Pvt. Limited (including its Subsidiaries and Joint Venture)[1]	38,951,926	7.66
Franklin India Equity Advantage Fund	13166649	2.59
UTI - Capital Protection Oriented Scheme Fund	8,973,079	1.76
SBI ETF BSE 100	6,808,682	1.34
Government Pension Fund Global	21,850,532	4.30
Vanguard Emerging Markets Stock Index Fund, A Series of Vanguard International Equity Index Funds	17,289,805	3.40
Government of Singapore	10,823,550	2.13
Franklin Templeton Investment Funds.	9,679,947	1.90
Citigroup Global Markets Mauritius Private Limited	7,896,961	1.55
Morgan Stanley Asia (Singapore) PTE.	6,686,167	1.31
Eastspring Investments India Equity Open Limited	5,544,866	1.09
Postal Life Insurance Fund A/C SBIFMPL	18,061,118	3.55
Rural Postal Life Insurance Fund A/C SBIFMPL	6,909,783	1.36
Rakesh Jhunjhunwala	10,000,000	1.97

1

As of March 31, 2021, the combined Ordinary and “A” Ordinary Shareholding of Tata Sons along with its subsidiaries and joint venture as on March 31, 2021 was 1,577,413,482 representing 45.75% of the total voting rights in Tata Motors Limited. Tata Sons’ subsidiaries and joint venture Tata Investment Corporation Limited, Tata Industries Limited and Simto Investment Company Ltd. hold 11,000,000, 72,203,630 and 59,583 Ordinary Shares of Tata Motors Limited, respectively, and Ewart Investments Limited holds 3,084,542 Ordinary Shares and 440,645 “A” Ordinary Shares of Tata Motors Limited.

2	Citibank, N.A., as depositary for the Company’s ADSs, was the holder on record at March 31, 2021, of 353,715,165 Ordinary Shares on behalf of the beneficial owners of deposited Shares.
3

The holders of “A” Ordinary Shares are entitled to receive a dividend for any financial year at five percentage points more than the aggregate rate of dividend declared on Ordinary Shares for that financial year but are entitled to one vote for every ten “A” Ordinary Shares held as per the terms of its issue and the Articles of Association.

Over the last three years, from March 31, 2018, to March 31, 2021, the holdings of the Company’s largest shareholder, Tata Sons along with its subsidiaries and joint venture have increased from 36.46% to 46.33%. The holdings of Tata Steel have decreased from 0.0035% to 0.0030% as of March 31, 2021. The shareholding of Life Insurance Corporation of India Ltd. has decreased from 5.17% to 4.18%. The shareholding of Citibank, N.A. as depositary for the Company’s ADSs has decreased from 15.14% to 10.36%.

According to the depositary, as of March 31, 2021, the Company had 69 registered holders of its ADSs with addresses in the United States, whose shareholding represented approximately 0.004% of the Company’s outstanding Ordinary Shares as of that date, excluding any of the Company’s ADSs held by Cede & Co. as a nominee for The Depository Trust Company. Because some of the Company’s ADSs are held through brokers or other nominees, the number of record holders of the Company’s ADSs with addresses in the United States may be fewer than the number of beneficial owners of ADSs in the United States. As of March 31, 2021, there were 1,773 record holders of Ordinary Shares with addresses in the United States, representing 0.06406% of our outstanding Ordinary Shares as of that date, and there were 190 record holders of “A” Ordinary Shares with addresses in the United States, representing 0.05239% of the Company’s outstanding “A” Ordinary Shares as of that date.

The total permitted holding of Foreign Institutional Investors (“FIIs”) in the Ordinary Share paid-up capital has been increased to 35% by a resolution passed by the shareholders of the Company on January 22, 2004, and to 75% of the “A” Ordinary Share paid-up Capital approved by the RBI pursuant to their letter dated October 31, 2013. The FII holding as on March 31, 2021, was approximately 14.50% in Ordinary Shares and 25.13% in “A” Ordinary Shares. See Item 10.D “Additional Information—Exchange Controls” for further details.

Neither the Company’s Ordinary Shares nor “A” Ordinary Shares entitle the holder to any preferential voting rights.

Under the Takeover Regulations of India, in the event of any acquisition of shares or voting rights, which, taken together with shares or voting rights held by the acquirer and by persons acting in concert with such acquirer, aggregate to 5% or more of the shares or voting rights, or any acquisition or disposal of 2% or more shares or voting rights, or a change in the shareholding or voting rights (even if such change results in the shareholding falling below 5%) such person must file a report with us concerning the shareholding or the voting rights and the stock exchanges on which our Shares are traded. Please see Item 9.C “The Offer and Listing—Markets” for information with respect to these stock exchanges.

In addition, disclosures would be required under the SEBI (Prohibition of Insider Trading) Regulations, 2015 with respect to every promoter, employee or director, including their immediate relatives, who execute a trade or trades in excess of a monetary threshold of Rs.1 million, within two trading days of reaching such threshold. Such a disclosure would be made to the Company and it would in turn make a disclosure to the relevant stock exchanges. Furthermore, under the Listing Regulations, governing Indian-listed companies, the Company is required to periodically disclose to such stock exchanges the name and percentage of shares held by persons or entities that hold more than 1% of its Shares. For the purposes of the above, Shares withdrawn from the Company’s ADS facility will be included as part of a person’s shareholding.

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

B. Related Party Transactions

The Company’s related parties principally consist of Tata Sons, subsidiaries and joint ventures of Tata Sons, the Company’s joint ventures and the Company’s associates and their subsidiaries. The Company routinely enters into transactions with these related parties in the ordinary course of business. The Company enters into transactions for sale and purchase of products with its associates and joint ventures. The following table summarizes related party transactions and balances included in the Company’s consolidated financial statements included elsewhere in this annual report on Form 20-F for the year ended and as of March 31, 2021:

	With associates and their subsidiaries	With joint Operations	With joint ventures	With Tata Sons and its subsidiaries and joint ventures	Notes
	(Rs. in millions)
Purchase of products	19,795.6	38,686.3	—	277.4	(Note a	)
Sale of products	1,450.0	11,790.1	27,546.0	9,459.2	(Note f	)
Services received	145.7	7.4	—	14,248.9	(Note b	)
Services rendered	105.9	44.9	10,769.6	1,700.0	(Note g	)
Bills discounted	—	—	—	59,472.3	(Note c	)
Purchase of property, plants and equipment	248.2	—	—	37.2
Sale of property, plant and equipment	—	—	—	343.7
Interest (income)/expense, dividend (income)/paid.(net)	55.0	183.7	(0.9)	588.9
Finance given (including loans and equity)	—	—	—	412.5
Finance given, taken back (including loans and equity)	—	—	—	—
Finance taken (including loans and equity)	2,110.0	—	—	26,025.1	(Note d	)
Finance taken, paid back (including loans and equity)	1,620.0	—	—	—
Borrowing towards Lease Liability	—	1,679.9	—	—	(Note e	)
Repayment towards lease liability	—	141.4	—	—
Amount receivable in respect of loans and interest thereon	—	—	93.9	45.9
Amount payable in respect of loans and interest thereon	950.0	—	—	60.7
Amount payable in respect of Lease Liability	—	2,658.5	—	—
Trade and other receivables	405.7	—	4,812.9	3,484.6
Trade payables	653.1	1,569.4	—	2,224.8
Acceptances	—	—	—	9,290.7
Provision for amount receivables	—	—	93.0	—

Notes: The details of major items are as follows:

a.

During Fiscal 2021, the Company purchased from its associates and joint operations various vehicle components, assemblies, aggregates and spares, among other inputs, totaling Rs.58,482 million. For the period from April 1, 2020, through May 31, 2021, the Company’s purchases were Rs.12,910 million from these associates and joint operations. These purchases have been made at fair market price determined in accordance with arm’s-length commercial terms.

b.	i)	The services received from Tata Sons include those for which brand subscription fees were paid pursuant to an agreement with them, under which Tata Motors Limited and certain of its subsidiaries have agreed to pay an annual subscription fee for participation and gain from promotion and protection of the Tata brand identity. Please see Exhibit 4.1 of this annual report on Form 20-F for our Tata Brand Equity & Business Promotion Agreement. The annual subscription fee is equal to 0.15%-0.25% of annual net income (defined as net revenues exclusive of excise duties and other governmental taxes and non-operating income), subject to a ceiling of 5% of annual profit before tax, based on Tata Motors Limited’s standalone financial statements prepared in accordance with Ind AS. For Fiscal 2021 no amount is payable for Tata Motors Limited in view of losses.

	ii)	Tata Motors Limited also received other business support services from subsidiaries of Tata Sons for call center and transaction processing work for Tata Motors Limited and some of its subsidiaries. These services are in the normal course of business and the transaction prices represent fair market price of the consideration, and other terms have been based on the normal commercial terms.

	iii)	Tata Motors Limited received IT-related services from one of the subsidiaries of Tata Sons, TCS, for integrated IT service relating to IT infrastructure for Tata Motors Limited, Jaguar Land Rover and other subsidiary companies. The contract was finalized after evaluation of competitive bids from TCS and other IT service providers. These services are in the normal course of business and the transaction prices represent fair market price of the consideration, and other terms have been based on the normal commercial terms.

c.

During Fiscal 2021, the Company has paid discounting charges for invoice discounting facility availed by vendors, with one of the subsidiary of Tata Sons. These services are in the normal course of business and the transaction price (discounting charges) represents fair market price, considering commercial and market terms.

d.

During the year ended March 31, 2020, the Company has allotted 20,16,23,407 Ordinary Shares at a price of Rs.150 per Ordinary Share aggregating to Rs.30,243.5 million and 23,13,33,871 Convertible Warrants (“Warrants”), each carrying a right to subscribe to one Ordinary Share per Warrant, at a price of Rs.150 per Warrant (“Warrants Price”), aggregating to Rs.34,700 million on a preferential basis to Tata Sons Private Limited. An amount equivalent to 25% of the Warrant Price was paid at the time of subscription and allotment of each Warrant and the balance 75% of the Warrant Price shall be payable by the Warrant holder against each Warrant at the time of allotment of Ordinary Shares pursuant to exercise of the options attached to Warrant(s) to subscribe to Ordinary Share(s). The total amount received as of March 31, 2020, is Rs.38,918.5 million. During the year ended March 31, 2021, on exercise of options by Tata Sons Private Limitet and on receipt of balance subscription money of Rs.26,025 million, the Company has fully converted 23,13,33,871 convertible warrants into ordinary shares, that were issued during year ended March 31, 2020.

e.

During Fiscal 2020, the Company has started procuring certain engines for its passenger vehicles from its joint operation Fiat India Automobiles Private Ltd. The Company has recognized a right of use (ROU) assets and lease liability of Rs.1,680 million payable in respect of such embedded lease within this arrangement during Fiscal 2021.

f.

During Fiscal 2021, the Jaguar Land Rover sold products to its joint ventures various vehicle components, assemblies, aggregates and spares, among other inputs, totaling Rs.27,546 million (GBP283.9 million). These sales have been made at fair market price determined in accordance with arm’s-length commercial terms.

g.

During Fiscal 2021, the Jaguar Land Rover rendered services to its joint ventures totaling Rs.10,769 million (GBP111.0 million). These services are in the normal course of business and the transaction prices represent fair market price of the consideration, and other terms have been based on the normal commercial terms.

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

Legal or Arbitration Proceedings

The information on legal or arbitration proceedings required by this item is set forth in Item 4.B “Information on the Company—Business Overview—Governmental Regulations—Legal Proceedings”.

Dividend Policy

The Company may declare and pay a dividend out of profits for the year or previous financial year(s) as stated in the statutory financial statements of Tata Motors Limited, on a standalone basis, prepared in accordance with Indian GAAP/Ind AS, after providing for depreciation in accordance with the provisions of Schedule II to the Companies Act. However, in the absence or inadequacy of said profits, it may declare dividend out of its free reserves, subject to certain conditions as prescribed under the Companies Act 2013 and the Companies (Declaration and Payment of Dividend) Rules, 2014. Based on the net income available for appropriation, dividends are recommended by the Board for approval by the shareholders at our annual general meeting. Furthermore, the Board may also pay an interim dividend at its discretion. The “A” Ordinary Shareholders are entitled to receive a dividend for any financial year at five percentage points more than the aggregate rate of dividend declared on Ordinary Shares for that financial year.

The Company, in accordance with SEBI Notification dated July 8, 2016, read with Regulation 43A of the Listing Regulations, formulated a dividend distribution policy (the “Dividend Distribution Policy”), which was adopted by the Board at its meeting held on March 30, 2017. A copy of the Dividend Distribution Policy is available on our website at www.tatamotors.com (the website does not form part of this annual report on Form 20-F).

For Fiscal 2021, after considering overall performance and results, and in accordance with the Companies (Declaration and Payment of Dividends) Rules, 2014 and our Dividend Distribution Policy, the Board has recommended that no dividend be paid to the shareholders of the Company. Since Fiscal 1956, the Company has made dividend distributions in each fiscal year except for Fiscal 2001, Fiscal 2002, Fiscal 2015, Fiscal 2017, Fiscal 2018, Fiscal 2019, Fiscal 2020 and Fiscal 2021.

B. Significant Changes

Other than as set forth in this annual report on Form 20-F, no significant change has occurred with respect to us since the date of our audited consolidated IFRS financial statements included elsewhere in this annual report on Form 20-F.

Item 9.	The Offer and Listing

A. Offer and Listing Details

In September 2004, the Company became the first company in India’s automotive sector to be listed on the NYSE. The Company’s ADSs are traded on the NYSE under the symbol “TTM”. The Company’s Ordinary Shares and “A” Ordinary Shares are traded on BSE under the codes 500570 and 570001, respectively, and traded on NSE under the symbols “TATAMOTORS” and “TATAMTRDVR”, respectively. In October 2014, the Company listed a dual tranche of senior unsecured notes and in November 2019, the Company listed U.S.$300 million – 5.875% senior notes due 2025 on the Singapore Exchange Securities Trading Limited (or SGX-ST) market, which is regulated by the Singapore Stock Exchange. The Company also has non-convertible debentures listed on NSE and BSE under the wholesale debt market segment.

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

A. Share Capital

The share capital of the Company has been increased pursuant to the Preferential Allotment of Shares and Warrants to Tata Sons Private Limited and Allotment of shares earlier held under Abeyance. The share capital is as follows:

Particulars		Authorized Capital	Issued Capital	Subscribed Capital	Paid Up Capital
Common	Number of Equity shares	5,000,000,000	3,829,536,434	3,828,810,661	3,828,810,661
	Nominal amount per Equity share	2	2	2	2
	Total amount of Equity shares	10,000,000,000	7,659,072,868	7,657,621,322	7,658,098,827
Ordinary Shares	Number of Ordinary shares	4,000,000,000	3,320,800,324	3,320,307,765	3,320,307,765
	Nominal amount per Ordinary shares	2	2	2	2
	Total amount of Ordinary shares	8,000,000,000	6,641,600,648	6,640,615,530	*6,641,093,035
“A” Ordinary Shares	Number of “A” Ordinary shares	1, 000,000,000	508,736,110	508,502,896	508,502,896
	Nominal amount per “A” Ordinary shares	2	2	2	2
	Total amount of “A” Ordinary shares	2,000,000,000	1,017,472,220	1,017,005,792	1,017,005,792
Others	Number of preference shares	300,000,000	0	0	0
	Nominal amount per preference share	100	0	0	0
	Total amount of preference shares	30,000,000,000	0	0	0
	Unclassified shares	0	0	0	0
	Total amount of unclassified shares	0	0	0	0

	Total	40,000,000,000	7,659,072,868	7,657,621,322	7,658,098,827

*	Amount of subscribed share capital plus share forfeiture less calls in arears.

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

Authorized and Issued Share Capital

The authorized share capital of the Company is Rs.40 billion divided into:

•

4 billion Ordinary Shares of par value Rs.2 each, of which 3,320,800,324 is issued, 3,320,307,765 is subscribed and fully paid, 492,559 are issued but held in abeyance and 570 are issued but partially paid-up as of the date of this annual report on Form 20-F;

•

1 billion “A” Ordinary Shares of par value Rs.2/- each, of which 508,736,110 are issued, 508,502,896 are subscribed and fully paid and 233,214 are issued but held in abeyance as of the date of this annual report on Form 20-F; and

•	300 million convertible cumulative preference shares of par value Rs.100/- each; however, the convertible cumulative preference shares have not been issued.

Pursuant to the resolution, dated May 23, 2018, passed by the Board and the special resolution passed by the Company’s shareholders at the annual general meeting held on August 3, 2018, the Company approved the 2018 Option Scheme. Based on the approval of the shareholders of the Company at such annual general meeting, an aggregate of 7,812,427 options were granted to eligible employees during Fiscal 2020 and Fiscal 2019 under the 2018 Option Scheme, as follows:

•	number of options granted on September 6, 2018: 4,995,690; and

•	number of options granted on March 28, 2019: 2,816,737.

During Fiscal 2021, there has been no change in the Scheme. There were no Options granted or vested or any shares issued on vesting during the year. There were 418,894 options which got forfeited / lapsed during the year. The Scheme is in compliance with the Securities and Exchange Board of India (Share Based Employee Benefits) Regulations, 2014.

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

Directors

Under the Articles of Association, the number of Directors of the Company may not be fewer than three nor more than 15. The Board comprises eight members as of the date of this annual report on Form 20-F. Appointments of new Directors and remuneration payable to them are made through a majority vote of the full Board and approved by a requisite majority of the shareholders of the Company in attendance at each year’s annual general meeting, provided that a quorum is met.

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

At the annual general meeting in each year, one-third of the Directors, being those who have held their positions the longest since their appointment, retire by rotation. Under the Companies Act, an independent director holds office for a term of up to five consecutive years on the board of a company and would not be liable to retire by rotation. An Independent Director would be eligible to be re-appointed for an additional five-year term upon passing of a special resolution by the Company. Re-appointment of an Independent Director is effective upon fulfilling the conditions to appoint a Director as described above. No Independent Director may hold office for more than two consecutive terms of five years each. An Independent Director may become eligible for re-appointment after the expiration of three years of ceasing to become an Independent Director, provided that he/she is not directly or indirectly associated with us during such three-year period.

In addition, under the Companies Act, every listed company in India is required to appoint at least one female director on the board of directors of a company. Further, under the provisions of the Listing Regulations, the top 1,000 listed entities are required to appoint at least one independent woman director on the board of directors of a company. The Company is in compliance with this requirement as of the date of this annual report on Form 20-F.

Dividends

Under the Companies Act, no dividend can be declared or paid by a company for any fiscal year except out of the profits of the company for that fiscal year and/or for any previous fiscal year(s) that remain undistributed. Furthermore, no company may declare a dividend unless carried over previous losses and depreciation not provided for in previous years are set off against profits of the company of the current year on a standalone basis. However, in the event of inadequacy or absence of profits during a fiscal year, the Board may declare a dividend not exceeding the average rate at which dividends were declared by it in the immediately preceding three years, calculated on a standalone basis. Dividends payable out of the undistributed, accumulated profits of a company from any prior fiscal year(s), and transferred by the company to its reserves, should not exceed 10% of the paid-up capital and free reserves as stated in the latest audited financial statement, after setting off losses incurred in the fiscal year in which the dividend is declared, on a standalone basis. The balance of reserves after such withdrawal must not be below 15% of the paid-up share capital as stated in the latest audited financial statements on a standalone basis.

Under the Companies Act, the Board of Directors of a company may declare interim dividend during any financial year or at any time during the period from closure of the financial year until holding of the annual general meeting out of the surplus in the profit and loss account or out of profits of the financial year for which such interim dividend is sought to be declared or out of profits generated in the financial year until the quarter preceding the date of declaration of the interim dividend. Provided that in case the company has incurred loss during the current financial year up to the end of the quarter immediately preceding the date of declaration of the interim dividend, such interim dividend shall not be declared at a rate higher than the average dividends declared by the company during the immediately preceding three financial years.

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

The holders of “A” Ordinary Shares are entitled to receive dividends for any fiscal year at a rate that is five percentage points more than the aggregate rate of dividends declared on Ordinary Shares for that fiscal year.

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

In accordance with the Articles of Association, the Company may issue Ordinary Shares with differential rights as to voting and/or dividends up to an amount not exceeding 25% of its total issued Ordinary Share capital or such other limit as may be prescribed by applicable laws, rules or regulations. This is stricter than the requirement under the Companies Act and the Companies (Share Capital and Debentures) Rules, 2014, according to which no company may issue shares with differential rights exceeding 74% of its total post-issue paid up equity share capital including equity shares with differential rights issued at any point of time. An amendment to the Companies (Share Capital and Debenture) Rules, 2014 on June 18, 2014, clarified that the Companies Act, 1956 continues to govern equity shares with differential rights issued thereunder.

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

The Ministry of Corporate Affairs (“MCA”) through its circular dated May 5, 2020, and January 13, 2021 (“AGM Circulars”), introduced relaxations for holding an annual general meeting through video conferencing, during the calendar year 2020, subject to compliance with the (a) provisions associated with annual general meetings under the Companies Act, 2013 and the articles of association of the company through electronic mode; and (b) requirements prescribed under the AGM Circulars.

Extraordinary General Meetings

The Board may convene an extraordinary general meeting of shareholders when necessary or at the request of a shareholder or shareholders holding in aggregate not less than one-tenth of our paid-up share capital.

The MCA, through its circular dated April 8, 2020, read with its circulars dated April 13, 2020, June 22, 2020, September 28, 2020, and December 31, 2020 (collectively, “Circulars”) has permitted companies to hold extraordinary general meetings through video conferencing or other audio visual means, until June 30, 2021, to enable companies to take decisions on unavoidable matters, subject to compliance with certain conditions prescribed in the Circulars, in addition to any other requirements provided under the Companies Act, 2013, or the relevant rules. The Circulars provide that companies are requested to take all decisions of an urgent nature, requiring approval of members (other than items of ordinary business, or business where a person has a right to be heard) through postal ballot/e-voting, without holding a general meeting. However, where holding an extraordinary general meeting is unavoidable, the Circulars require extraordinary general meetings to be held through video conferencing, pursuant to key relaxations and compliances provided under the Circulars.

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

Where a resolution is put to vote on a poll, such voting entitlement (excluding fractions, if any), will be applicable to holders of “A” Ordinary Shares. As per the terms of issue, holders of the outstanding “A” Ordinary Shares shall be entitled to one vote for every ten “A” Ordinary Shares held. Where a resolution is put to vote in the meeting and is to be decided on a show of hands, the holders of “A” Ordinary Shares shall be entitled to the same number of votes as available to holders of Ordinary Shares.

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

Under the Companies Act, the Company is required to file an annual general meeting report with the Registrar of Companies within 30 days from the date of the annual general meeting. As required under the Listing Regulations, copies of the annual general meeting report are required to be simultaneously sent to all the stock exchanges on which the Company’s Shares are listed. The annual general meeting report details shall include, among other things, the number of shareholders attending the meeting, the business that was transacted, the time and location of the meeting, a confirmation of quorum and a summary of the proceedings of the meeting. The Company must also publish its financial results in at least one national English language daily newspaper in India, one newspaper published in the language of the region where its registered office is situated, as well as on the Company’s website.

The Company submits information, including the Indian Annual Report and half-yearly financial statements, in accordance with the requirements prescribed under the Listing Regulations.

Transfer of Shares

Shares held through depositories are transferred in book-entry form or in electronic form in accordance with SEBI regulations, which govern the functioning of the depositories and participants by prescribing record-keeping requirements and safeguards to be followed in this system. Transfers of beneficial ownership of shares held through a depository are exempt from stamp duty. The Company has entered into an agreement for these depository services with National Securities Depository Limited and the Central Depository Services (India) Limited.

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

Acquisition of the Company’s Own Shares

Under the Companies Act, companies may purchase their own shares or other specified securities out of their free reserves or their securities premium account or the proceeds of any shares or other specified securities (other than the kind of shares or other specified securities proposed to be bought back) subject to the following conditions:

i	The buy-back is authorized by the articles of association of a company;

ii	A special resolution is passed at the general meeting authorizing the buy-back;

iii	The buy-back is 25% or less of the aggregate paid-up capital and free reserves, provided that buy-back of equity shares is limited to 25% of the total equity capital in that fiscal year;

iv	The ratio of the aggregate of secured and unsecured debts owed by the company after the buy-back is not more than twice the paid-up capital and its free reserves;

v	All the shares or other specified securities for the buy-back are fully paid-up;

vi	The buy-back of the shares or other specified securities listed on any recognized stock exchange is in accordance with the regulations made by SEBI in this regard; and

vii

The buy-back in respect of shares or other specified securities other than those specified in Clause vi. described above is in accordance with the Companies Act. The condition mentioned in Clause ii. described above would not be applicable if the buy-back is for less than 10% of the total paid-up equity capital and free reserves of the company provided it has been authorized by the board of directors of a company. A company buying back its securities is required to extinguish and physically destroy the securities so bought back within seven days of the date of completion of the buy-back. Moreover, a company buying back its securities is not permitted to buy-back any securities for a period of one year from the buy-back or to issue further securities of the same kind for six months except by way of bonus issue or in the discharge of subsisting obligations such as conversion of warrants, share option schemes, sweat equity or conversion of preference shares or debentures into equity. Every buy-back has to be completed within a period of one year from the date of passing of the special resolution or resolution of the board of directors, as the case may be.

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

Rights of Holders of “A” Ordinary Shares

Holders of “A” Ordinary Shares are entitled to all rights and privileges that are enjoyed by holders of Ordinary Shares pursuant to applicable law and under the Articles of Association, with certain differences with respect to dividend and voting entitlements as further summarized below. Holders of our “A” Ordinary Shares have the following rights:

•

Right to receive dividends, if declared. “A” Ordinary Shareholders are entitled to receive dividends for any fiscal year at a rate that is five percentage points higher than the aggregate rate of dividends declared on Ordinary Shares for that fiscal year;

•

Right to attend general meetings and class meetings of all Ordinary Shareholders (including a meeting called in relation to any scheme under Sections 391/394 of the Companies Act, 1956 or as amended) and exercise voting powers, unless prohibited by law, including:

○

If any resolution at any such meeting is put to vote by a show of hands, each “A” Ordinary Shareholder is entitled to one vote, which is the same number of votes as available to holders of Ordinary Shares;

○

If any resolution at any such meeting is put to vote on a poll, or if any resolution is put to vote by postal ballot, each “A” Ordinary Shareholder is entitled to one vote for every ten “A” Ordinary Shares held. Fractional voting rights of “A” Ordinary Shareholders are disregarded. For example, if an “A” Ordinary Shareholder holds 39 “A” Ordinary Shares, such holder will be entitled to three votes. If an “A” Ordinary Shareholder holds less than ten Ordinary Shares, such holder will not be entitled to vote on a poll. The class of Ordinary Shareholders includes Ordinary Shareholders and “A” Ordinary Shareholders;

○	The right to vote may be exercised by the “A” Ordinary Shareholders in person or by proxy; and

○

The right to receive offers for shares through a rights issue and be allotted bonus shares. Holders of “A” Ordinary Shares are only entitled to further “A” Ordinary Shares and such rights or bonus issue shall be made to holders of “A” Ordinary Shares in amounts required to maintain the proportion of “A” Ordinary Shares to Ordinary Shares prior to the issue;

•

In any scheme for amalgamation of Tata Motors Limited with or into any other entity which results in a share swap or exchange, holders of “A” Ordinary Shares shall receive allotment as per the terms of such scheme and as far as possible receive shares with differential rights to voting or dividend of such other entity;

•

Where an offer is made to purchase the outstanding shares, voting rights, equity capital, share capital or voting capital of our company in accordance with SEBI (Substantial Acquisition of Shares and Takeovers) (Amendment) Regulation, 2013, or the Takeover Code, and other applicable laws, holders of “A” Ordinary Shares shall have the right to receive an offer to purchase “A” Ordinary Shares in the same proportion as offered to the holders of Ordinary Shares;

○

For example, where an offer is made under the Takeover Code to purchase 20% of the Company’s outstanding Shares or voting rights or equity capital or share capital or voting capital, such offer shall also include an offer for 20% of the outstanding Ordinary Shares and 20% of the outstanding “A” Ordinary Shares;

○

Furthermore, the pricing guidelines as specified under the Takeover Code or any other applicable laws in respect of offer for Ordinary Shares shall apply to an offer for “A” Ordinary Shares and the percentage premium offered for the “A” Ordinary Shares to its floor price shall be equal to the percentage premium offered for the Ordinary Shares to its floor price. The floor price for the Ordinary Shares and the floor price for the “A” Ordinary Shares shall be determined in accordance with the Takeover Code;

○

All consideration to be received by the holders of “A” Ordinary Shares in accordance with any such offer shall be paid in the same form and at the same time as that to be received by holders of Ordinary Shares; and

○	For the purposes of the Takeover Code, the terms “shares”, “voting rights”, “equity capital”, “share capital” or “voting capital” means and includes Ordinary Shares and “A” Ordinary Shares;

•

Where the Company’s promoters or any other acquirer of the Company proposes at any time to voluntarily delist the Ordinary Shares in accordance with the SEBI (Delisting of Equity Shares) Regulations, 2009 from the stock exchanges on which the Ordinary Shares are listed, such promoter or acquirer shall also make a delisting offer for the “A” Ordinary Shares and the percentage premium offered for the “A” Ordinary Shares to its floor price shall be equal to the percentage premium offered for Ordinary Shares to its floor price;

•

Where the Company makes an offer to purchase its securities in accordance with the SEBI (Buy-Back ) of Securities Regulations, 1998 and other applicable laws, holders of “A” Ordinary Shares shall have the right to receive an offer in the same proportion and on equitable pricing terms as offered to the holders of Ordinary Shares;

•	Right to receive surplus on liquidation as available to holders of Ordinary Shares and in accordance with the proportion of Ordinary Shares to “A” Ordinary Shares;

•	Right to free transferability of “A” Ordinary Shares; and

•	Such other rights as may be available to an ordinary shareholder of a listed public company under the Companies Act and the Articles of Association.

The “A” Ordinary Shares are not convertible into Ordinary Shares at any time. The “A” Ordinary Shares will not at any time exceed 25% of our total issued share capital.

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

C. Material Contracts

Except as given below, the Company is not a party to any material contract other than contracts entered into in the ordinary course of business as of the date of this annual report on Form 20-F:

•

The Tata Brand Equity and Business Promotion Agreement, dated December 18, 1998, incorporated by reference into this annual report on Form 20-F as Exhibit 4.1. Tata Motors Limited and certain of its subsidiaries have agreed to pay an annual subscription fee to Tata Sons which is equal to 0.15%–0.25% of annual net income (defined as net revenues exclusive of excise duties and other governmental taxes and non-operating income), subject to a ceiling of 5% of annual profit before tax (defined as profit after interest and depreciation but before income tax) based on Tata Motors Limited’s standalone financial statements prepared in accordance with Indian GAAP/Ind AS for participation and gain from promotion and protection of the Tata brand identity. Pursuant to the agreement, the Company has also undertaken certain obligations for the promotion and protection of the Tata brand licensed to us under the agreement.

•

The agreement dated January 26, 2010, entered into by Jaguar Land Rover with Sir Ralf Speth in connection with his appointment as CEO and Director. The compensation drawn by him pursuant to this agreement is shown in Item 6.B “Directors, Senior Management and Employees—Compensation.”

•

The agreement dated March 30, 2016, as amended on February 15, 2021, entered into by Tata Motors Limited with Mr. Guenter Butschek in connection with his appointment as CEO and Managing Director. The compensation drawn by him pursuant to this agreement is shown in Item 6.B “Directors, Senior Management and Employees—Compensation.”

•

The agreement effective as of November 14, 2017, entered into by Tata Motors Limited with Mr. P. B. Balaji in connection with his appointment as the Group Chief Financial Officer. The compensation drawn by him pursuant to this agreement is shown in Item 6.B “Directors, Senior Management and Employees—Compensation.”

•

The agreement dated July 23, 2021, entered into by Jaguar Land Rover with Mr. Thierry Bolloré in connection with his appointment as Managing Director and CEO. The compensation drawn by him pursuant to this agreement is shown in Item 6.B “Directors, Senior Management and Employees—Compensation.”

D. Exchange Controls

General

Prior to June 1, 2000, foreign investment in Indian securities, including the acquisition, sale and transfer of securities of Indian companies, was regulated by the Foreign Exchange Regulation Act, 1973 and the notifications issued by the RBI thereunder.

With effect from June 1, 2000, foreign investment in Indian securities is regulated by the Foreign Exchange Management Act, 1999 (“FEMA”), and the rules, regulations and notifications made under FEMA. A person resident outside India can transfer any security of an Indian company or any other security to an Indian resident only under the terms and conditions specified in FEMA and the rules and regulations made thereunder or as permitted by the RBI.

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

Foreign Direct Investment

The Government of India, pursuant to its liberalization policy, introduced FEMA, which along with the rules, regulations and notifications issued thereunder, regulates all foreign direct investment in India. Foreign direct investment (“FDI”) means investment by way of subscription and/or the purchase of securities of an Indian company by a non-resident investor. Regulatory approval is required for investment in some sectors, including housing, defense and strategic industries. Also, the following investments would require prior regulatory permission:

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

Subject to certain exceptions, FDI and investment by non-resident Indians in Indian companies do not require the prior approval of the Government of India (acting through the concerned ministries or departments, in consultation with the Department for Promotion of Industry and Internal Trade (“DPIIT”), Ministry of Commerce and Industry) or the RBI. The Government of India has indicated that in all cases where FDI is allowed under the automatic route pursuant to the FDI policy, the RBI would continue to be the primary agency for the purposes of monitoring and regulating foreign investment. In both cases, the prescribed applicable standards with respect to determining the price at which the shares may be issued by the Indian company to the non-resident investor would need to be complied with and a declaration in the prescribed form, detailing the foreign investment, must be filed with the RBI once the foreign investment is made in the Indian company.

Pricing

Under the requirements of the Consolidated FDI Policy of 2020 (the “FDI Policy”), which came into effect on October 15, 2020, the price of shares of a listed Indian company issued to non-residents cannot be less than:

(a) the price worked out in accordance with the SEBI guidelines, as applicable, where the shares of the company are listed on any recognized stock exchange in India; and

(b) the price as applicable to transfer of shares from resident to non-resident as per the pricing guidelines laid down by the Reserve Bank from time to time, where the issue of shares is on preferential allotment.

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

The FPI Regulations came into effect on September 23, 2019. Unlike the 2014 FPI Regulations, under the 2019 FPI Regulations, there are only two categories of FPIs, i.e., Category I and Category II FPI. All existing Category I FPIs under the 2014 FPI Regulations are deemed to have been registered as Category I FPIs under the 2019 FPI Regulations. All existing Category III FPIs under the 2014 FPI Regulations are deemed to have been registered as Category II FPIs under the 2019 FPI Regulations. All existing Category II FPIs under the 2014 FPI Regulations are deemed to have been registered either as Category I FPI or Category II FPI under the 2019 FPI Regulations, depending on the eligibility criteria met by such FPIs under the 2019 FPI Regulations. There are no deemed re-categorization for existing Category III FPI registration to Category I FPI under the 2019 FPI Regulations.

FPIs who are registered with the SEBI are required to comply with the provisions of the 2019 FPI Regulations. As per the FEMA Rules, the total holding of each FPI (or an investor group) shall be below 10% of the total paid up equity capital on a fully diluted basis or less than 10% of the paid up value of each series of debentures or preference shares or share warrants issued by an Indian company and the total holding of all FPIs put together (i.e., the aggregate limit) shall not exceed 24% of the paid up equity capital on a fully diluted basis or paid up value of each series of debentures or preference shares or share warrants. The FPIs investing in breach of the prescribed limit of 10% shall have the option of divesting their holdings within five trading days from the date of settlement of the trades causing the breach. In case the FPI chooses not to divest, then the entire investment in the company by such FPI and its investor group shall be considered as investment under FDI and the FPI and its investor group shall not make further portfolio investment in the company concerned. The aggregate investment limit of 24% mentioned above could also be increased to the sectoral cap or statutory ceiling, as applicable, by the Indian company with the approval of its Board of Directors and its shareholders through a resolution and a special resolution, respectively.

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

Pursuant to resolutions of the Board and special resolutions passed by the shareholders of the Company, the FII and FPI limits have been increased to 35% of the paid-up capital of Ordinary Shares and 75% of the paid-up capital of “A” Ordinary Shares.

The FEMA Rules provide that an FPI may purchase equity instruments of a listed Indian company on a recognized stock exchange in India through public offer or private placement, subject to the individual and aggregate limits and the conditions specified.

Further, under the 2019 FPI Regulations, an FPI may sell securities so acquired (i) in an open offer in accordance with the Securities Exchange Board of India (Substantial Acquisition of Shares and Takeovers) Regulations, 2011; or (ii) in an open offer in accordance with the Securities Exchange Board of India (Delisting of Equity Shares) Regulations, 2009; or (iii) through the buy-back of securities by a listed Indian company in accordance with the Securities Exchange Board of India (Buy-back of Securities) Regulations, 2018. An FPI may also acquire securities (i) in any bid for, or acquisition of securities in response to an offer for disinvestment of shares made by the central government or any state government; or (ii) in any transaction in securities pursuant to an agreement entered into with merchant banker in the process of market making or subscribing to unsubscribed portion of the issue in accordance with Chapter IX of the SEBI (ICDR) Regulations, 2018.

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

An FPI issuing offshore derivative instruments is also required to ensure that any transfer of offshore derivative instruments issued by or on its behalf, is carried out subject to, amongst others, the following conditions:

(a) such offshore derivative instruments are transferred only to persons in accordance with the 2019 FPI Regulations; and

(b) prior consent of the FPI is obtained for such transfer, except when the persons to whom the offshore derivative instruments are to be transferred to are pre-approved by the FPI.

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

Portfolio Investment by Non-Resident Indians

A variety of methods for investing in shares of Indian companies are available to non-resident Indians. These methods allow non-resident Indians to make portfolio investments in shares and other securities of Indian companies on a basis not generally available to other foreign investors. In addition to portfolio investments in Indian companies, non-resident Indians may also make foreign direct investments in Indian companies pursuant to the FDI. See Item 10.D “Additional Information—Exchange Controls—Foreign Direct Investment.”

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

The Government of India announced the DR Scheme on October 21, 2014, which came into force on December 15, 2014. Consequently, the Issue of Foreign Currency Convertible Bonds and Ordinary Shares (Through Depository Receipt Mechanism) Scheme, 1993 (the “1993 Scheme”) has been repealed except to the extent relating to foreign currency convertible bonds. The RBI also issued a circular on January 22, 2015, highlighting the salient features of the DR Scheme.

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

The SEBI Circular has notified a detailed framework for issuance of DRs by a listed Indian company. The new framework which has come into force on October 10, 2019, sets out eligibility requirements as well as certain obligations to be complied with by issuers of DRs. Further, the Depository Receipts (Amendment) Scheme, 2019 (the “DR Circular”) has also been notified on October 7, 2019, which amends the definition of “permissible jurisdiction”, inter alia, to include the International Financial Services Centre in India. A “permissible jurisdiction” for the purpose of the SEBI Circular means jurisdictions as may be notified by the central government from time to time, pursuant to notification no. G.S.R. 669(E) dated September 18, 2019, in respect of sub-rule 1 of Rule 9 of Prevention of Money-Laundering (Maintenance of Records) Rules, 2005. A list of “permissible jurisdictions” has been subsequently notified by the Central Government through a notification dated November 28, 2019. Accordingly, the SEBI through its circular dated November 28, 2019, notified the list of ‘permissible jurisdictions’ pursuant to the SEBI Circular.

Previously, under the DR Scheme, Companies were only required to comply with eligibility requirements pertaining to prohibition from accessing capital markets or dealing in securities. However, the current framework prescribes certain additional requirements, including not being declared as a willful defaulter or a fugitive economic offender.

In addition to the requirements under the Companies Act, 2013 and the DR Scheme, the current framework under the DR Circular sets out certain additional requirements for issuance of DRs. A permissible holder, i.e. a holder of DRs, now excludes an Indian resident and a non-resident Indian, which is beyond the requirements of the DR Scheme. However, the SEBI through its circular dated December 18, 2020, has permitted the issuance of DRs to non-resident Indians, pursuant to: (a) share based employee benefit schemes which are implemented by a company in terms of SEBI (Share Based Employee Benefits) Regulations 2014, (b) a bonus issue or (c) a rights issue.

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

This item describes the material U.S. federal income tax consequences to “U.S. holders” (as defined below) and the Indian stamp duty and income and goods and service tax consequences to “non-residents” (as defined below) of owning Shares or ADSs. This discussion does not discuss all of the tax consequences that may be relevant to you in light of your individual circumstances, including foreign, state or local tax consequences, estate and gift tax consequences, and tax consequences arising under the Medicare contribution tax on net investment income or the alternative minimum tax. It applies to you only if you hold your Shares or ADSs as capital assets for tax purposes. This section does not apply to you if you are a member of a special class of holders subject to special rules, including:

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

With regard to Indian tax, the following discussion addresses only the tax consequences for persons that are “non-residents” of India, as defined in the Income Tax Act, as amended by the Finance Act, 2021, and is based on the provisions of Section 115AC and other applicable provisions of the Income Tax Act and the 2014 DR Scheme, which has replaced the Issue of Foreign Currency Convertible Bonds and Ordinary Shares (Through Depository Receipt Mechanism) Scheme, 1993 promulgated by the Government of India.

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

The Finance Act 2020, has reduced the said period of 182 days stated in the preceding paragraph to 120 days for Indian citizens and persons of Indian origin having total income greater than Rs.15 lakhs (other than income from foreign sources). As a result, such individuals who come on a visit to India for 120 days or more but less than 182 days, would become a “Not Ordinarily Resident” under Indian law for such fiscal year (subject to satisfying other conditions mentioned in the second limb). This is applicable from Fiscal 2021.

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

[1]

The Finance Act, 2020, has deleted Section 115BBDA of the Act which provided for tax at the rate of 10% on dividend income from domestic companies exceeding Rs.1,000,000 in the hands of the shareholder being a person resident in India (other than a domestic company and certain specified trusts or institutions).

Taxation in the Hands of Shareholder

Effective April 1, 2020, dividend on shares is taxable in the hands of the recipient under Section 115A of the Income Tax Act at lower of the rate of 20% (plus applicable surcharge and cess) or as per the rates provided in the relevant double taxation avoidance agreement (“DTAA”) (read together with multilateral instruments (“MLI”) as applicable). In case your income only consists of dividend income from shares and appropriate taxes have been withheld as per Indian law, you are not required to file a return of income in India. However, in case you wish to claim refund of any excess taxes withheld, you would have to file a return of income.

Taxation in the Hands of ADS Holders

Dividend on ADS is taxable in the hands of the recipient under Section 115AC of the Income Tax Act at lower of the rate of 10% (plus applicable surcharge and cess) or as per the rates provided in the relevant DTAA (read together with MLI, as applicable). In case your income only consists of dividend income from ADS and appropriate taxes have been withheld as per Indian law, you are not required to file a return of income in India. However, in case you wish to claim refund of any excess taxes withheld, you would have to file a return of income.

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

You must include any Indian tax withheld from the dividend payment in this gross amount even though you do not in fact receive it. The dividend is taxable to you when you, in the case of Shares, or the depositary, in the case of ADSs, receive the dividend, actually or constructively. The dividend will not be eligible for the dividends-received deduction generally allowed to U.S. corporations in respect of dividends received from other U.S. corporations. The amount of the dividend distribution that you must include in your income will be the U.S. dollar value of the Indian rupee payments made, determined at the spot Indian rupee/U.S. dollar rate on the date the dividend distribution is includible in your income, regardless of whether the payment is in fact converted into U.S. dollars. Generally, any gain or loss resulting from currency exchange fluctuations during the period from the date you include the dividend payment in your income to the date the payment is converted into U.S. dollars will be treated as ordinary income or loss and will not be eligible for the special tax rate applicable to qualified dividend income. The gain or loss generally will be income or loss from sources within the United States for foreign tax credit limitation purposes. Distributions in excess of current and accumulated earnings and profits, as determined for U.S. federal income tax purposes, will be treated as a non-taxable return of capital to the extent of your basis in the Shares or ADSs and thereafter as capital gain. However, the Company does not expect to calculate earnings and profits in accordance with U.S. federal income tax principles. Accordingly, you should expect to generally treat distributions the Company makes as dividends for U.S. federal income tax purposes.

Subject to certain limitations, the Indian tax withheld in accordance with the Treaty and paid over to India will be creditable or deductible against your U.S. federal income tax liability. Special rules apply in determining the foreign tax credit limitation with respect to dividends that are subject to the preferential tax rates. To the extent a reduction or refund of the tax withheld is available to you under Indian law or under the Treaty, the amount of tax withheld that could have been reduced or that is refundable will not be eligible for credit against your U.S. federal income tax liability. You will not be entitled to claim a U.S. foreign tax credit for any Indian dividend distribution taxes paid by the Company on a distribution to you.

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

As per the Finance Act 2018, with effect from April 1, 2018, gains realized by you exceeding Rs.1,00,000/- in a financial year on sale of listed Shares on BSE or NSE, held for more than 12 months, will be subject to Indian capital gains tax in accordance with Section 112A of the Income Tax Act. The transaction in Shares will be subject to securities transaction tax (“STT”), wherever applicable. The earlier exemption to such long-term capital gains tax under Section 10(38) of the Income Tax Act has been withdrawn with certain grandfathering provisions that are discussed below for your reference. Grandfathering provisions were introduced in the Income Tax Act with a view to safeguard interests of investors holding shares as of January 31, 2018. The Central Board of Direct Taxes, notification, dated April 2, 2018, issued guidance providing illustrative scenarios for arriving at the cost of acquisition of shares and computing the long-term capital gain. These scenarios (where shares are acquired on January 1, 2017, and sold on or after April 1, 2018) are given in the below table.

Sr. No.	Scenario	Actual Cost of Acquisition (AC)	Fair Market Value on January 31, 2018 (FMV)	Deemed Cost for Computing LTCG (DC)		Sale Price on or After April 1, 2018 (SP)	LTCG/ (LTCL)
1	AC<FMV<SP DC = FV	100	200	200		250	50
2	AC<FMV>SP DC = SP	100	200	200 (restricted to Sale Price 150)		150	NIL	*
3	AC>FMV<SP DC = AC	100	50	100		150	50
4	AC<FMV>SP DC = AC	100	200	100	**	50	(50)

*	As FMV is more than Sale Price, Deemed Cost is restricted to Sale Price resulting in LTCG as NIL.
**	Though FMV > Actual Cost but since Sale Price < Actual Cost, Deemed Cost is restricted to Actual Cost for computation of LTCG.

•	In case of listed shares on a recognized stock exchange, FMV is the highest price as at January 31, 2018.

•	The said amendment is prospective in nature and thus, gains accrued on or before March 31, 2018, shall not be taxable.

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

Tax on Buyback of shares

The Company is liable to pay tax at the time of buyback of shares, if any, at the rate of 20% plus applicable surcharge and cess. The corresponding proceeds on the said buyback would be exempt in your hands.

Capital Losses

In general terms, losses arising from a transfer of a capital asset in India may only be set off against capital gains and not against any other income. A short-term capital loss may be set off against a capital gain, whether short-term or long-term. However, long-term capital loss may only be set off against long-term capital gain and not against short-term capital gain. To the extent that the losses are not absorbed in the year of transfer, you may carry it forward for a period of eight assessment years immediately succeeding the assessment year for which the loss was first determined and may set off against the capital gains assessable for such subsequent assessment years. In order to set off capital losses in this manner, you would be required to file appropriate and timely Income tax returns in India. You will now be allowed to offset any long-term capital loss incurred on or after April 1, 2018, against any long-term capital gain arising on or after April 1, 2018, considering the fact that such capital gains are now taxable under Section 112A of the Income Tax Act. However, with respect to the possibility of setting-off the long-term capital loss arising prior to April 1, 2018, you may consult your tax advisor.

[2]	As per Section 112A of the Income Tax Act, an exemption threshold of Rs.100,000 is available in case applicable STT has been paid on transfer.

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

Indian Tax Treaties

The provisions of the tax treaty entered into by India and the country of your residence will be applicable to the extent they are more beneficial to you. There is a Double Tax Avoidance Agreement between the United States and India. The Government of India has introduced a provision related to General Anti Avoidance Rules (“GAAR”), under which certain arrangements could be declared to be an impermissible avoidance arrangement. The consequences of such arrangements include denial of a tax benefit or benefit under tax treaty. As per the Income Tax Act, the GAAR provisions are applicable from the Government of India as of Fiscal 2018. The income tax rules in this regard have been amended, and accordingly, investments made prior to April 1, 2017, are exempt from these GAAR provisions. Further, it has been clarified by amendment to the rules that GAAR provisions would apply to any arrangement (irrespective of the date on which such arrangement has been entered into) in respect of which tax benefit has been obtained on or after April 1, 2017. Also, the Government of India has introduced a provision by which you would not be entitled to claim any relief under the tax treaty unless a tax residency certificate is obtained by you from the government of the country of which you are resident. Furthermore, you shall be required to provide such other required information as has been publicly stated by the Government of India. Availability of any applicable tax treaty benefit would also be subjected to the amended provisions of the tax treaty read with the MLI.

Dividend income declared up to March 31, 2020, and distributed or paid thereafter will not be subject to tax in India in your hands. However, dividends declared and distributed or paid on or after April 1, 2020, shall be taxable in India in your hands subject to any relief provided in the tax treaty entered into by India and the country of which you are resident.

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

F. Dividends and Paying Agents

Not applicable.

G. Statement by Experts

Not applicable.

H. Documents on Display

The SEC maintains a website www.sec.gov that contains reports, proxy statements and other information regarding registrants, including Tata Motors Limited, that file electronically with the SEC. Please note that copies of the Company’s Form 20-F and Form SD filed with the SEC, are also available on our website at www.tatamotors.com (the website does not form part of this annual report on Form 20-F).

The Company is subject to the information requirements of the Securities Exchange Act of 1934 and, in accordance therewith, is obligated to file annual reports on Form 20-F within the time specified by the SEC and furnish other reports and information on Form 6-K to the SEC. As a foreign private issuer, the Company is exempt from the rules under the Securities Exchange Act of 1934 prescribing the furnishing and content of proxy statements to shareholders.

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

A. Debt Securities

Tata Motors Limited issued E 28-A Series of 5,000 Rated, Listed, Unsecured, 9.27% (Tranche I) 9.31% (Tranche II) and 9.54% (Tranche III) Coupon, Redeemable, Non-Convertible Debentures of Rs.2,000 million, Rs.2,000 million and Rs.1,000 million, issued and allotted by the Board approved Committee at their meeting held on November 14, 2019, and November 15, 2019, respectively on private placement basis.

Tata Motors Limited issued E 28-B Series of 5,000 Rated, Listed, Unsecured, Redeemable, Non-Convertible Debentures, 8.50% Coupon (Tranche I and Tranche II) of Rs.2,500 million each, issued and allotted by the Board approved Committee at their meeting held on February 24, 2020, and February 26, 2020, respectively on private placement basis.

B. Warrants and Rights

Pursuant to the Shareholders’ approval at the Extraordinary General Meeting convened on November 22, 2019, and approval of the Board of Directors dated January 29, 2021, the Company has allotted 231,333,871 Ordinary Shares against the exercise of 231,333,871 Warrants, at a price (including the warrant subscription price and the warrant exercise price) of Rs.150 per Warrant, to Tata Sons Private Limited (Company’s Promoter) on preferential basis.

C. Other Securities

Not applicable.

D. American Depositary Shares

Fees Payable by ADS Holders

Citibank, N.A., as depositary under the Company’s ADS program, collects fees for issuance and cancellation of ADSs directly from investors depositing shares or surrendering ADSs for the purpose of withdrawal or from intermediaries acting for them on such fees as per the deposit agreement.

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

Fees and Other Payments Made by the Depositary to us

In Fiscal 2021, the Company has received US$1,064,930.34 from the depositary for standard out-of-pocket maintenance costs of its ADS program, including, but not limited to, continuing annual stock exchange listing fees, special investor promotion activities, issue-related expenses, cost for preparing and audit of IFRS accounts, legal and accounting fees associated with listing on the NYSE, miscellaneous expenses such as costs associated with votes by ADS holders and payments made to proxy firms.

PART II

Item 13.	Defaults, Dividend Arrearages and Delinquencies

None.

Item 14.	Material Modifications to the Rights of Security Holders and Use of Proceeds

None.

Item 15.	Controls and Procedures

Disclosure Controls and Procedures

We performed an evaluation of the effectiveness of the design and operation of disclosure controls and procedures as at March 31, 2021. Based on this evaluation, management concluded that disclosure controls and procedures, as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act, were effective as at March 31, 2021.

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

Management conducted an assessment of the effectiveness of internal control over financial reporting based on the framework established in Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this assessment, management has concluded that the internal control over financial reporting was effective as at March 31, 2021.

Attestation Report of the Registered Public Accounting Firm

The attestation report of KPMG Assurance and Consulting Services LLP, an independent registered public accounting firm, on the effectiveness of our internal control over financial reporting as at March 31, 2021, is included in our consolidated financial statements, beginning on page F-3 of this annual report on Form 20-F.

Changes in Internal Control Over Financial Reporting

Except for the remediation efforts described below in respect of the material weakness identified in Fiscal 2020, there has not been any other change in our internal control over financial reporting that occurred during the period covered by this annual report on Form 20-F that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

The material weakness disclosed in our annual report on Form 20-F for Fiscal 2020 pertained to the design of controls to validate the accuracy of query parameters used to prepare information used in the operation of various process level and management review controls. Specifically, it did not require the preparer to retain and preserve screen shots of input parameters used to evidence that correct parameters were input in the system to generate the reports used in the above control activities over the preparation of the forecast financial information arising from the ineffective risk assessment activities. The material weakness was remediated in Fiscal 2021. The specific remediation actions taken by management included

•	Changes to certain reports, where input parameters are displayed in the system generated report; and

•

Certain of the reports are run automatically at fixed interval with pre-determined input parameters and shared with the control operator. Any changes to the input parameters to be done through change management process.

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

Our Company has zero tolerance for sexual harassment in the workplace and has adopted a policy on prevention, prohibition and redressal of sexual harassment in the workplace in line with the provisions of the Sexual Harassment of Women at Workplace (Prevention, Prohibition and Redressal) Act, 2013 and the rules thereunder. An internal complaints committee is in place for all workers and officers of the Company to redress complaints received regarding sexual harassment. All women associates (permanent, temporary, contractual and trainees) as well as any women visiting the Company’s office premises or women service providers are covered under our sexual harassment policy. During Fiscal 2021, the Company had received one complaint relating to sexual harassment allegations, which was subsequently withdrawn and hence closed in accordance with TML’s processes. TML organized 95 sensitization workshops across locations, including a common training session for key ICC members as well as online awareness program implemented for all permanent “white-collar” employees covering 98.5% out of the 13,288 total numbers.

In August 2004, the Audit Committee adopted the Whistleblower Policy, which provides a formal mechanism for all the Company’s Directors and employees to approach the Company’s management (or the Audit Committee in cases where the concern involves the senior management) and make protected disclosures to management about unethical behavior, actual or suspected fraud or violations of the Tata Code of Conduct or the Company’s ethics policies. The Whistleblower Policy was updated on August 9, 2017, pursuant to the provisions of the Companies Act and then again in Fiscal 2019 pursuant to the provisions of the Securities and Exchange Board of India (Prohibition of Insider Trading) Regulations, 2015. The Whistleblower Policy was further updated in Fiscal 2021 to incorporate the details of updated channels available for reporting. The Whistleblower Policy is an extension of the Tata Code of Conduct, which requires every Director and employee to promptly report to the Chief Ethics Counsellor or the Chairman of the Audit Committee any actual or possible violation of the Tata Code of Conduct or an event such Director or employee becomes aware of that could affect the Company’s business or reputation. The disclosures reported are addressed in the manner and within the time frames prescribed in the Whistleblower Policy. The Whistleblower Policy is available on the Company’s website, at www.tatamotors.com (the website does not form part of this annual report on Form 20-F).

Item 16C.	Principal Accountant Fees and Services

Our financial statements, prepared in accordance with IFRS, are audited by KPMG Assurance and Consulting Services LLP (“KPMG”), a firm registered with the Public Company Accounting Oversight Board in the United States.

KPMG has served as our independent public accountant for the year ended March 31, 2021, and 2020, for which audited financial statements appear in this annual report on Form 20-F. The following table presents the aggregate fees for professional services and other services rendered by KPMG and the various member firms of KPMG to us, including some of our subsidiaries in Fiscal 2021 and Fiscal 2020.

	Year ended March 31,
	2021	2021	2020
	US$ in million	Rs. in million
Audit Fees	9.6	699.7	695.4	Audit and review of financial statements
Tax Fees	0.2	15.8	14.0	Tax audit, certification of foreign remittances and tax advisory services
All Other Fees	1.1	81.7	56.7	Other certifications and advisory services

Total	10.9	797.2	766.1

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

•

The pre-approval is not required where the fees proposed to be paid for the non-audit services do not exceed 5% of the total amount of fees paid by the Company to its independent accountants and their member firms during the fiscal year, provided that such services were not recognized as non-audit services at the time of the engagement of services. Such services are also promptly brought to the attention of the Audit Committee and approved prior to the completion of the audit by the Audit Committee or by one or more members of the Audit Committee who are members of the Board to whom authority to grant such approvals has been delegated by the Audit Committee. However, in Fiscal 2021 and Fiscal 2020, the Company obtained pre-approval for all services rendered by its independent accountant and fees from the Audit Committee.

Item 16D.	Exemptions from the Listing Standards for Audit Committees

Not applicable.

Item 16E.	Purchases of Equity Securities by the Issuer and Affiliated Purchasers

None.

Item 16F.	Change in Registrant’s Certifying Accountant

There was no change in the Company’s certifying accountant in Fiscal 2021.

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

Independent Directors

The Board has determined the independence of its Directors pursuant to applicable Indian listing requirements. As on March 31, 2021, four Directors of the Board are Independent Directors pursuant to such requirements. Under such requirements, a Non-Executive Director is considered independent if he/she:

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

Non-management Directors’ Meetings

The NYSE listing standards require regularly scheduled executive sessions of non-management directors without management participation or regularly scheduled executive sessions consisting of only independent directors. Under applicable Indian legal requirements, one meeting was required to be held during the year, displaying full attendance of only Independent Directors thereat, for the purpose of reviewing the performance of Non-Executive Non-Independent Directors, including the Chairman of the Board and the performance of the Board and Board constituted Committees, as a whole. Due to the COVID-19 pandemic and resulting lockdown in India, the meeting was held virtually on March 15, 2021.

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

Item 16H.	Mine Safety Disclosure

Not applicable.

PART III

Item 17.	Financial Statements

The Company has responded to Item 18 in lieu of Item 17.

Item 18.	Financial Statements

The information required by this item is set forth beginning on page F-1 of this annual report on Form 20-F.

Item 19.	Exhibits

Exhibit Number	Description

1.1	The Company’s Certificate of Incorporation.[3]

1.2	The Company’s Memorandum and Articles of Association[4]; Capital Clause as amended.[5]

2.2	Form of Amended and Restated Deposit Agreement among Tata Motors Limited, Citibank, N.A., as Depositary and the holders and beneficial owners of American Depositary Shares issued thereunder, including the form of American Depositary Receipt[2]; Amendment No. 1 thereto, dated December 16, 2009.[5]

2.3	Description of Securities Registered under Section 12 of the Exchange Act.[8]

4.1	Tata Brand Equity & Business Promotion Agreement, dated December 18, 1998, between Tata Sons Limited and Tata Engineering and Locomotive Company Limited (now Tata Motors Limited).[1]

Exhibit Number	Description

4.2	Appointment Agreement entered into with the CEO and Managing Director – Mr. Guenter Butschek.[6]

4.3	Appointment Letter issued to the Group Chief Financial Officer – Mr. P.B. Balaji.[7]

4.4	Addendum No. 1 to Appointment Agreement entered into with the CEO and Managing Director – Mr. Guenter Butschek[8]

7.1	Computation of Net Debt to Shareholders’ Equity Ratio.[8]

8.1	List of the Company’s Subsidiaries.[8]

11.1	Tata Code of Conduct 2015.[6]

12.1	Certification of the Principal Executive Officer required by Rule 13a – 14(a).[8]

12.2	Certification of the Principal Financial Officer required by Rule 13a – 14(a).[8]

13.1	Certification of the Chief Executive Officer and Chief Financial Officer required by Rule 13a – 14(b) and Section 1350 of Chapter 63 of Title 18 of the United States Code.[8]

101.INS	XBRL Instance Document[9]

101.SCH	XBRL Taxonomy Extension Schema Document[9]

101.CAL	XBRL Taxonomy Extension Calculation Linkbase Document[9]

101.DEF	XBRL Taxonomy Extension Definition Linkbase Document[9]

101.LAB	XBRL Taxonomy Extension Label Linkbase Document[9]

101.PRE	XBRL Taxonomy Extension Presentation Linkbase Document[9]

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

June 28, 2021

TATA MOTORS LIMITED

By	/s/ Guenter Butschek
Name:	Guenter Butschek
Title:	CEO and Managing Director

By	/s/ P. B. Balaji
Name:	P. B. Balaji
Title:	Group Chief Financial Officer

Report of Independent Registered Public Accounting Firm

To the Shareholders and Board of Directors

Tata Motors Limited

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated balance sheets of Tata Motors Limited and its subsidiaries (the Company) as of March 31, 2021 and 2020, the related consolidated statements of income, comprehensive income, cash flows, and changes in equity for each of the years in the three-year period ended March 31, 2021, and the related notes (collectively, the consolidated financial statements). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of March 31, 2021 and 2020, and the results of its operations and its cash flows for each of the years in the three-year period ended March 31, 2021, in conformity with the International Financial Reporting Standards as issued by the International Accounting Standards Board (IFRS).

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company’s internal control over financial reporting as of March 31, 2021, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission, and our report dated June 28, 2021 expressed an unqualified opinion on the effectiveness of the Company’s internal control over financial reporting.

Convenience Translation

The accompanying consolidated financial statements as of and for the year ended March 31, 2021 have been translated into United States dollars solely for the convenience of the reader. We have audited the translation and, in our opinion, the consolidated financial statements expressed in Indian rupees have been translated into dollars on the basis set forth in note 2(z) of the notes to the consolidated financial statements.

Change in accounting principle

As discussed in Note 2(q) to the consolidated financial statements, the Company has changed its method of accounting for Leases as of April 1, 2019 due to the adoption of IFRS 16, Leases.

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

1) Going concern assessment

As discussed in Notes 2(e) and 2(f)(ix) to the consolidated financial statements, the Company prepared its consolidated financial statements on a going concern basis. Management believes that the Company has sufficient financial resources available to it at the date of approval of these financial statements and that it will be able to continue as a going concern in the foreseeable future and for a period of at least eighteen months from the date of these financial statements. In making this assessment, management has performed an assessment of the financial position of the Company as at March 31, 2021 and forecasts of the Company for a period of eighteen months from the date of these financial statements. These forecasts consider the estimated impact of the COVID-19 global pandemic, the impact of supply chain challenges related to global semi-conductor shortages, and other end-market and operational factors impacting the global economy and automotive industry. The forecasts also considered the associated costs relating to the implementation of the Company’s restructuring initiative as discussed in Note 46 to the consolidated financial statements, as well as cost performance based on recent experience. Management has developed forecasts to evaluate both the sufficiency of liquidity to meet obligations as they become due, as well as the potential impact on compliance with financial covenants during the forecast period. Based on the evaluation of these forecasts, management believes that, based on cash generated from operations, the existing funding facilities and support from Tata Sons Private Limited, the Company will have sufficient liquidity to operate and discharge its liabilities as they become due. Development of these forecasts for Jaguar Land Rover (JLR Group), required management to make subjective estimates and assumptions related to forecasts of cash flows from operating activities, capital expenditures, and working capital requirements.

We identified the Company’s assessment of its ability to continue as a going concern and related disclosures as a critical audit matter. There was a high degree of subjectivity and significant judgment involved in assessing the Company’s forecasts for the JLR Group specifically, the assumptions for forecasted sales volume together with fixed and variable costs considering the estimated impact of the COVID-19 global pandemic and the impact of supply chain constraints.

The following are the primary procedures we performed to address this critical audit matter.

•

We evaluated the design and tested the operating effectiveness of certain internal controls relating to management’s going concern assessment in relation to forecast of cash flows, specifically the forecasted sales volume together with fixed and variable costs specifically at JLR Group

•

We evaluated the forecast of cash flows, specifically the JLR Group’s forecasted sales volume together with fixed and variable costs, by testing the completeness and accuracy of the underlying data used by benchmarking it to externally derived industry data and evaluating the Company’s historical trends.

•

We assessed the sensitivity of reasonably possible changes to the key assumptions and judgments used to determine management’s forecasts of cash flows , for JLR Group such as forecasted sales volume and other considerations from the estimated impact of the COVID-19 global pandemic and the impact of supply chain constraints.

•	We assessed the adequacy of the disclosures related to the application of the going concern assumption.

2) Assessment of indicators of impairment reversal of property, plant and equipment, intangible assets and right of use assets of the passenger vehicles cash generating unit

As discussed in Note 18(a) to the consolidated financial statements the Company periodically assesses if there are any indicators of reversal of previously recognised impairment loss in respect of its passenger vehicle cash generating unit (CGU). In making this determination, the Company considers both internal and external sources of information to determine whether there is an indicator of reversal of impairment and, accordingly, whether the recoverable amount of the CGU needs to be estimated. An impairment loss accounted in earlier years is reversed if the recoverable amount is higher than the carrying value, restricted to the impairment loss provided net of depreciation. The recoverable amount is determined based on the higher of value in use (VIU) and fair value less costs to dispose (FVLCD). As at 31 March 2021, the Company identified that there are indications that the previously recognized impairment losses may no longer exist or may be reduced and accordingly determined the recoverable amount of this CGU to be Rs. 146,186 million, being the FVLCD, and reversed the previously recorded impairment loss. Before reversal of the impairment loss, the carrying value of net assets for this CGU was Rs. 49,109.9 million as at 31 March 2021.

We identified the evaluation of indicators of reversal of impairment of property, plant and equipment, intangible assets and right of use assets for the passenger vehicle CGU as a critical audit matter. A high degree of auditor judgment was required to assess the Company’s various internal and external sources of information such as increase in sales volume and market capitalization. These individually and in the aggregate result in triggers for reversal of previously recognized impairment loss.

The following are the primary procedures we performed to address this critical audit matter.

•

We evaluated the design and tested the operating effectiveness of certain internal controls related to the reversal of previously recognized impairment, including controls over the sales volume and market capitalization.

•	We evaluated the internal and external factors analyzed by the Company in its impairment reversal indicators analysis and compared them to relevant external market data or internal source documents.

•

We evaluated whether the assumptions relating to sales volume used by the Company were reasonable considering; (i) the current and past performance of the CGU; (ii) the consistency with external market and industry data; and (iii) whether these assumptions were consistent with evidence obtained in other areas of the audit.

•

We evaluated the changes in market capitalization during the year and its impact on the Company’s assessment of triggers for reversal of impairment by comparing the increase in market capitalization attributable to the passenger vehicles CGU to the improvement in market multiples per recent analyst reports as compared to the previous periods.

•

We also assessed changes in the estimates used to determine the CGU’s recoverable amount by comparing average of enterprise value to sales multiple of Comparable Companies of current year to previous year.

3) Impairment of property, plant and equipment, intangible assets and right-of-use assets of the Jaguar Land Rover CGU (JLR CGU)

As discussed in Note 17 to the consolidated financial statements, the Company tests its JLR CGU for impairment at least annually and more frequently when there is an indication of impairment. An impairment loss is recognized if the recoverable amount is lower than the carrying value. The recoverable amount is determined based on the higher of value in use (VIU) and fair value less costs to dispose (FVLCD). As discussed in Note 46 to the consolidated financial statements, in February 2021, the Company announced its restructuring initiative, which led to a write down of related property plant and equipment and intangible assets of Rs. 96,061.1 million. No other impairment loss related to the JLR CGU was recognized for the year ended March 31, 2021. The carrying value of net assets for the JLR CGU was Rs. 785,971.3 million as at March 31, 2021.

We identified the evaluation of the property, plant and equipment, intangible assets and right of use assets impairment analysis of the JLR CGU as a critical audit matter. The calculation of the VIU of property, plant and equipment, intangible assets and right of use assets has a high degree of estimation uncertainty, including those related to the JLR Group’s restructuring initiative and, therefore, involved a high degree of challenging and subjective auditor judgment. There was significant auditor judgment required in evaluating the key assumptions used in calculating the VIU including estimates of forecast vehicles volumes, terminal value variable profit and terminal value capital expenditure. Assessing the reconciliation between the recoverable amount of the JLR CGU and the Company’s market capitalization attributable to JLR CGU also required significant auditor judgment.

The following are the primary procedures we performed to address this critical audit matter.

•

We evaluated the design and tested the operating effectiveness of certain internal controls over the key assumptions used in calculating the VIU as noted above and the evaluation of market capitalization of the Company attributable to the JLR CGU.

•	We assessed the key assumptions used in calculating VIU including forecasted vehicle volumes, terminal value variable profit and the terminal value capital expenditure used in the VIU forecasts by:

•	Comparing forecasted vehicles volumes to externally derived data

•	Comparing the assumptions used in the forecasts, to the Company’s historical trends in terminal value variable profit and terminal value capital expenditure

•

We independently assessed the sensitivity of reasonably possible changes to the key assumptions mentioned above and generated an independent range for comparison, taking account the potential impact of the JLR Group’s restructuring initiative.

•	We assessed the reconciliation between the estimated recoverable amount of the JLR Group CGU and the overall market capitalization of the Company.

•	We assessed whether the increase in VIU was indicative of an impairment reversal.

4) Allowances for credit losses for finance receivables of the Company’s vehicle financing receivables

As discussed in Note 39(d)(ii) to the consolidated financial statements, the Company’s allowances for credit losses for finance receivables (ACL) for vehicle financing receivables was Rs. 12,476.8 million. The ACL for vehicle financing receivables are determined using an expected credit loss model which is based upon statistical analysis that, among other factors, requires an assessment of significant increase in credit risk, which is primarily determined using the days past due status of vehicle financing receivables (loan staging criteria) and also includes an analysis of historical delinquency experience for determining of probability of default (PD), actual loss experience for determining of loss given default (LGD) and impact of the macro-economic factors. Such methodology includes significant assumptions related to the historical observation period, the correlation of forward looking macro-economic variables in the PD, and estimated recoveries in the LGD. The ACL is a product of multiplying the exposure-at-default (EAD) with the Company’s estimates of PD and LGD. The allowance is also based on management’s evaluation of many factors, including current economic conditions, observable changes in portfolio performance and historical experience of losses.

We identified the assessment of the ACL for vehicle financing receivables as a critical audit matter. It involved a high degree of audit effort, requiring complex and subjective auditor judgment, and specialized skills and knowledge due to significant measurement uncertainty. Specifically, complex and subjective auditor judgment was required to assess the loan staging criteria, both quantitative and qualitative, for the purpose of determining significant increase in credit risk and the methodology and significant assumptions used by the Company to estimate the PD, LGD and impact of macro-economic factors.

The following are the primary procedures we performed to address this critical audit matter. We evaluated the design and tested the operating effectiveness of certain internal controls related to the measurement of the ACL estimate for vehicle financing receivables, including controls over the (1) development of the loan staging criteria used for determination of significant increase in credit risk and (2) determination of the methodology and significant assumptions used by the Company to estimate the PD, LGD and the impact of macro-economic factors. We involved credit risk professionals with specialized skills and knowledge who assisted in (1) evaluating the quantitative and qualitative considerations, including the impact of macro-economic factors, used by the Company for the loan staging criteria used for determination of a significant increase in credit risk for compliance with IFRS 9 accounting principles and (2) assessing the methodology and significant assumptions used for estimation of PD, LGD and the macro-economic factors by performing both quantitative and qualitative evaluation of the conceptual soundness of the methodology used to estimate the ACL for compliance with IFRS 9 accounting principles and industry practice.

5) Product development cost capitalization at Jaguar Land Rover

As discussed in Note 2(p) to the consolidated financial statements, product development costs are incurred by the JLR Group, a component, for product development of new vehicle platforms, engines, transmissions and new products. The JLR Group evaluates these costs to determine if they meet the criteria for capitalization as specified in IAS 38 “Intangible Assets” and when this capitalization should commence. The JLR Group capitalizes such costs when the product development will generate probable future economic benefits, including for continuing projects post the JLR Group’s restructuring initiative. The Company has capitalized Rs. 78,662.6 million of product development costs which largely relates to JLR Group for the year ended March 31, 2021.

We have identified the evaluation of product development cost capitalization as a critical audit matter. This evaluation required especially subjective auditor judgment in determining whether the nature of the product engineering costs satisfy the criteria for capitalization to ‘Intangible Assets, Product Development in Progress’, criteria for commencement of capitalization and Company’s asset impairments reported as part of its restructuring initiative as discussed in Note 46. Also due to the inherent uncertainty associated with the assessment of the probable future economic benefits, subjective auditor judgment was required to evaluate the key assumptions such as forecasted sales volumes, margins and capital expenditures of the new product development.

The following are the primary procedures we performed to address this critical audit matter.

•	We evaluated the design and tested the operating effectiveness of certain internal controls over the product development cost capitalization process.

•

For selected projects, we evaluated the inputs used for forecasted sales volumes in the assessment of future economic benefit contained in capitalized projects by comparing the inputs used to externally derived data based on industry reports.

•	We evaluated management’s judgments in identifying directly attributable costs based on principles in the accounting standards.

•	We evaluated JLR Group’s ability to accurately forecast sales volumes, margins and capital expenditure by comparing the historical forecasts to the actual results for similar completed projects;

•

We performed a sensitivity analysis of changes in the assumptions considering the impact of historical forecasting accuracy on the JLR Group’s assessment of whether future economic benefit is considered probable.

6) Valuation of defined benefit pension plan obligations at Jaguar Land Rover

As discussed in Note 36 to the consolidated financial statements, JLR Group operate several defined benefit pension plans. JLR Group’s estimated pension defined benefit obligations amounted to Rs 849,619.6 million as of March 31, 2021. The plans provide for monthly pension after retirement as per salary drawn and service period as set out in rules of each plan and the pension benefit obligations are actuarially determined as per the projected unit credit method at the year end.

We identified the valuation of the pension defined benefit obligations at JLR Group as a critical audit matter. Small changes in the key assumptions and estimates, specifically, the discount rate, inflation rate and mortality/life expectancy, used to value the JLR Group’s pension obligations (before deducting scheme assets) would have a significant effect on the JLR Group’s pension defined benefit obligations.

The following are the primary procedures we performed to address this critical audit matter. We evaluated the design and tested the operating effectiveness of certain internal controls over the selection of the above key assumptions used by JLR Group’s actuarial experts to value the pension defined benefit obligations and the selection and monitoring of its actuarial experts for competence and objectivity. We involved actuarial professionals with specialized skills and knowledge, who assisted in assessing the reasonableness of the discount rate, inflation rate and mortality/life expectancy, applied to the valuation of the pension obligations, by comparing to externally derived data.

/s/ KPMG Assurance and Consulting Services LLP

We have served as the Company’s auditor since 2018.

Mumbai, India

June 28, 2021

Report of Independent Registered Public Accounting Firm

To the Shareholders and Board of Directors

Tata Motors Limited:

Opinion on Internal Control Over Financial Reporting

We have audited Tata Motors Limited’s and subsidiaries’ (the Company) internal control over financial reporting as of March 31, 2021, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of March 31, 2021, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated balance sheets of the Company as of March 31, 2021 and 2020, the related consolidated income statements, statements of comprehensive income, statements of cash flows, and statements of changes in equity for each of the years in the three-year period ended March 31, 2021, and the related notes (collectively, the consolidated financial statements), and our report dated June 28, 2021 expressed an unqualified opinion on those consolidated financial statements.

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

/s/ KPMG Assurance and Consulting Services LLP

Mumbai, India

June 28, 2021

Tata Motors Limited and subsidiaries

Consolidated Balance Sheets

		As at March 31,
	Notes	2021		2021		2020
		(In millions)
ASSETS:
Current assets:
Cash and cash equivalents	3	US$	4,335.9	Rs.	317,000.1	Rs.	184,678.0
Short-term deposits			1,962.2		143,460.0		148,294.8
Finance receivables	4		2,444.0		178,680.9		142,452.9
Trade receivables			1,734.2		126,790.8		111,726.9
Investments	7		2,605.9		190,511.8		108,615.3
Other financial assets	8		1,062.8		77,701.6		59,514.2
Inventories	10		4,935.9		360,865.0		374,527.8
Other current assets	11		861.7		62,988.2		62,653.5
Current income tax assets			118.4		8,653.1		1,428.0
Assets classified as held for sale	43		30.2		2,208.0		1,944.3

Total current assets			20,091.2		1,468,859.5		1,195,835.7

Non-current assets:
Finance receivables	4		2,304.3		168,468.2		168,337.8
Investments	6		187.1		13,683.0		10,280.5
Other financial assets	9		960.1		70,185.7		55,323.5
Property, plant and equipment	13		11,257.6		823,040.8		815,393.5
Right of use assets	14		887.8		64,906.8		63,068.5
Goodwill	15		109.9		8,037.2		7,770.6
Intangible assets	16		8,404.9		614,483.3		664,544.5
Investments in equity accounted investees	19		574.6		42,007.9		44,188.9
Non-current income tax assets			137.2		10,033.0		11,534.9
Deferred income taxes	20		617.9		45,203.5		54,578.6
Other non-current assets	12		189.8		13,885.5		49,945.1

Total non-current assets			25,631.2		1,873,934.9		1,944,966.4

Total assets		US$	45,722.4	Rs.	3,342,794.4	Rs.	3,140,802.1

LIABILITIES AND EQUITY:
Liabilities:
Current liabilities:
Accounts payable			10,118.2		739,739.6		705,671.9
Acceptances			1,075.1		78,603.1		27,713.3
Short-term borrowings and current portion of long-term debt	21		5,853.0		427,917.4		354,949.0
Other financial liabilities	23		1,196.3		87,457.9		112,853.2
Provisions	25		1,757.2		128,481.8		103,291.8
Other current liabilities	26		1,328.9		97,164.6		82,503.5
Current income tax liabilities			148.6		10,864.4		10,415.8

Total current liabilities			21,477.3		1,570,228.8		1,397,398.5

Non-current liabilities:
Long-term debt	22		12,734.4		931,019.7		833,048.1
Other financial liabilities	24		1,089.9		79,684.1		90,214.2
Deferred income taxes	20		212.8		15,558.9		19,418.7
Provisions	25		1,861.1		136,067.5		147,366.8
Other liabilities	27		1,246.1		91,099.6		55,321.1

Total non-current liabilities			17,144.3		1,253,429.8		1,145,368.9

Total liabilities			38,621.6		2,823,658.6		2,542,767.4

Equity:
Ordinary shares	28		90.8		6,641.1		6,178.4
‘A’ Ordinary shares	28		13.9		1,017.0		1,017.0
Additional paid-in capital			4,453.2		325,572.1		299,919.3
Reserves			1,021.3		74,667.6		276,352.5
Other components of equity	29		1,305.0		95,405.1		6,334.0

Equity attributable to shareholders of Tata Motors Limited			6,884.2		503,302.9		589,801.2
Non-controlling interests			216.6		15,832.9		8,233.5

Total equity			7,100.8		519,135.8		598,034.7

Total liabilities and equity		US$	45,722.4	Rs.	3,342,794.4	Rs.	3,140,802.1

See accompanying notes to consolidated financial statements

Tata Motors Limited and subsidiaries

Consolidated Income Statements

			Year ended March 31,
	Notes		2021		2021		2020		2019
			(In millions, except per share amounts)
Revenues	31		US$	33,390.1	Rs.	2,441,151.0	Rs.	2,556,123.4	Rs.	2,959,666.9
Finance revenues				553.7		40,480.4		38,127.8		33,995.5

Total revenues				33,943.8		2,481,631.4		2,594,251.2		2,993,662.4
Change in inventories of finished goods and work-in-progress				640.7		46,841.6		22,311.9		20,532.8
Purchase of products for sale				1,675.6		122,500.9		122,283.5		132,588.3
Raw materials, components and consumables				19,335.8		1,413,642.9		1,525,964.3		1,809,875.4
Employee cost	32			3,844.7		281,083.7		308,372.8		346,261.1
Defined benefit pension plan amendment cost	36			11.6		848.1		—		1,479.3
Depreciation and amortization				3,141.0		229,638.1		207,632.1		230,197.8
Other expenses	33			6,436.3		470,557.1		601,339.1		657,298.7
Impairment losses in Jaguar Land Rover	17			—		—		—		278,379.1
Restructuring cost at JLR – Assets write downs, employees and third party obligations	46			2,050.9		149,943.0		—		—
Impairment /(reversal of impairment) losses in Passenger Vehicle business	18	(a)		(50.8)		(3,713.5)		4,454.8		—
Provision/(reversal of provision) for onerous contracts	18	(b)		(90.7)		(6,630.0)		7,770.0		—
Impairment losses of assets in subsidiaries	18	(c)		—		—		3,532.0		—
Expenditure capitalized				(1,757.5)		(128,491.2)		(175,033.8)		(196,595.6)
Loss/(gain) on sale/write off of assets and others (net)	44			42.3		3,094.6		3,131.9		13,186.7
Other (income)/loss (net)	34			(579.5)		(42,368.1)		(16,009.4)		(35,438.7)
Foreign exchange (gain)/loss (net)				(250.2)		(18,293.3)		16,985.4		5,824.2
Interest income				(67.4)		(4,925.3)		(11,696.9)		(7,864.6)
Interest expense	35			1,105.7		80,840.5		72,553.1		57,586.0
Share of (profit)/loss of equity accounted investees (net)	19			51.8		3,789.6		10,000.0		(2,095.0)

Net income/(loss) before tax				(1,596.5)		(116,727.3)		(109,339.6)		(317,553.1)
Income tax (expense)/credit	20			(347.6)		(25,410.7)		(3,644.5)		25,425.0

Net income/(loss)			US$	(1,944.1)	Rs.	(142,138.0)	Rs.	(112,984.1)	Rs.	(292,128.1)

Attributable to:
Shareholders of Tata Motors Limited				(1,951.8)		(142,700.9)		(113,940.3)		(293,142.7)
Non-controlling interests				7.7		562.9		956.2		1,014.6
Earnings/(loss) per share:	42
Ordinary shares:
Basic			US$	(0.5)	Rs.	(39.2)	Rs.	(32.9)	Rs.	(86.3)
Diluted			US$	(0.5)	Rs.	(39.2)	Rs.	(32.9)	Rs.	(86.3)
‘A’ Ordinary shares:
Basic			US$	(0.5)	Rs.	(39.2)	Rs.	(32.9)	Rs.	(86.3)
Diluted			US$	(0.5)	Rs.	(39.2)	Rs.	(32.9)	Rs.	(86.3)

See accompanying notes to consolidated financial statements

Tata Motors Limited and subsidiaries

Consolidated Statements of Comprehensive Income

	Year ended March 31,
	2021		2021		2020		2019
	(In millions)
Net income/(loss)	US$	(1,944.1)	Rs.	(142,138.0)	Rs.	(112,984.1)	Rs.	(292,128.1)
Other comprehensive income :
(i) Items that will not be reclassified subsequently to profit and loss :
Remeasurement gains and (losses) on defined benefit obligations (net)		(996.6)		(72,858.7)		88,029.9		(25,612.6)
Share of remeasurement gains and (losses) on defined benefit obligations (net) of equity accounted investees		(0.2)		(15.2)		14.3		33.8
Unrealized gains / (losses) on investments (net)		56.9		4,158.6		(1,330.2)		355.4
Share of Unrealized gains / (losses) on investments (net) of equity accounted investees		0.6		45.4		(39.1)		77.7
Income tax relating to items that will not be reclassified subsequently		187.3		13,691.1		(13,755.2)		4,195.2

		(752.0)		(54,978.8)		72,919.7		(20,950.5)

(ii) Items that may be reclassified subsequently to profit and loss :
Currency translation (net)		506.1		37,000.9		22,145.9		(20,413.2)
Gain/(loss) on cash flow hedges (net)		744.5		54,427.9		23,577.1		(10,008.3)
Gains and (losses) on finance receivables held at fair value		28.3		2,069.0		1,362.4		—
Share of other comprehensive income of equity accounted investees (net)		20.5		1,500.1		1,026.1		(586.1)
Income tax relating to items that may be reclassified subsequently		(150.6)		(11,007.8)		(4,467.4)		1,881.6

		1,148.8		83,990.1		43,644.1		(29,126.0)

Other comprehensive income/(loss) for the year, net of tax (i+ii)		396.8		29,011.3		116,563.8		(50,076.5)

Total comprehensive income/(loss) for the year	US$	(1,547.3)	Rs.	(113,126.7)	Rs.	3,579.7	Rs.	(342,204.6)

Attributable to:
Shareholders of Tata Motors Limited		(1,557.6)		(113,881.2)		2,498.7		(343,213.4)
Non-controlling interests		10.3		754.5		1,081.0		1,008.8

See accompanying notes to consolidated financial statements

Tata Motors Limited and subsidiaries

Consolidated Statements of Cash Flows

	Year ended March 31,
	2021		2021		2020		2019
	(In millions)
Cash flows from operating activities:
Net income/(loss)	US$	(1,944.1)	Rs.	(142,138.0)	Rs.	(112,984.1)	Rs.	(292,128.1)
Adjustments for:
Depreciation and amortization expense		3,141.0		229,638.1		207,632.1		230,197.8
Inventory write-down		17.7		1,291.9		3,208.1		6,086.3
Allowances for finance receivables		131.0		9,579.4		6,602.1		3,202.4
Defined benefit pension plan amendment cost		11.6		848.1		—		1,479.3
Provision for employee separation cost		58.9		4,307.6		4,097.8		13,672.2
Impairment losses in Jaguar Land Rover		—		—		—		278,379.1
Restructuring cost at JLR – Assets write downs, employees and third party obligations		2,050.9		149,943.0		—		—
Provision for impairment in subsidiaries		—		—		3,532.0		—
Impairment /(reversal of impairment) losses in Passenger Vehicle business		(50.8)		(3,713.5)		4,454.8		—
Provision/(reversal of provision) for onerous contracts		(90.7)		(6,630.0)		7,770.0		—
Allowances for trade and other receivables		6.8		500.1		1,528.5		2,141.9
Share-based payments		1.2		90.4		47.0		84.4
Share of (profit)/loss of equity accounted investees (net)		51.8		3,789.6		10,000.0		(2,095.0)
Loss/(gains) on sale/write off of assets and others (net)		42.3		3,094.6		3,131.9		13,186.7
Marked-to-market (gain)/loss on investments measured at fair value through profit or loss		(2.7)		(199.1)		3,890.5		(2,385.4)
Profit on sale of investments (net)		(24.2)		(1,772.6)		(1,873.4)		(1,286.1)
Profit on sale of investment in a subsidiary company		—		—		—		(3,769.8)
(Gain)/Loss on change in fair value of commodity derivatives		(186.8)		(13,657.9)		7,287.6		3,120.0
Provision for loan given to a joint venture		—		—		251.2		—
Foreign exchange (gain)/loss (net)		(601.6)		(43,981.2)		20,187.8		5,046.7
Income tax expense/(credit)		347.6		25,410.7		3,644.5		(25,425.0)
Interest expense		1,105.7		80,840.5		72,553.1		57,586.0
Interest income		(67.4)		(4,925.3)		(11,696.9)		(7,864.6)
Dividend income and income on mutual funds		(2.5)		(183.7)		(211.4)		(172.8)
Gain on fair value of below market interest loans		—		—		—		(133.7)

Cash flows from operating activities before changes in following assets and liabilities		3,995.7		292,132.7		233,053.2		278,922.3
Trade receivables		(153.0)		(11,183.5)		79,131.1		9,547.0
Finance receivables		(600.0)		(43,869.4)		20,207.7		(100,637.9)
Other financial assets		(174.5)		(12,755.8)		645.3		2,301.3
Other current assets		11.9		872.8		6,351.7		6,905.2
Inventories		519.4		37,975.1		23,251.8		20,686.4
Other non-current assets		510.6		37,329.1		(34,660.6)		(3,956.4)
Accounts payable		90.4		6,606.5		(76,794.3)		(26,895.1)
Acceptances		695.9		50,875.0		(4,053.8)		(17,244.5)
Other current liabilities		224.0		16,375.8		(10,130.4)		19,807.0
Other financial liabilities		27.0		1,974.0		(4,560.2)		(300.1)
Other non-current liabilities		171.1		12,508.6		(46,100.4)		29,848.8
Provisions		(1,064.0)		(77,790.2)		97,837.7		(3,482.1)

Cash generated from operations		4,254.5		311,050.7		284,178.8		215,501.8
Income tax paid (net)		(287.9)		(21,045.6)		(17,849.4)		(26,594.3)

Net cash provided by operating activities		3,966.6		290,005.1		266,329.4		188,907.5

Cash flows from investing activities:
Deposits with banks/financial institutions		(5,099.1)		(372,793.6)		(401,147.9)		(240,663.9)
Realization of deposits with banks / financial institutions		5,209.3		380,859.9		358,750.9		328,523.9
Investments in Mutual Fund (purchased)/sold (net)		(1,016.7)		(74,328.5)		(13,392.9)		56,390.2
Proceeds from sale of investment in a subsidiary company		—		—		—		5,329.6
Investments in others		(13.3)		(973.0)		(994.1)		(1,300.1)
Proceeds from sale of investments in other companies		30.9		2,258.2		214.5		51.8

Tata Motors Limited and subsidiaries

Consolidated Statements of Cash Flows

	Year ended March 31,
	2021		2021		2020		2019
	(In millions)
Deposits of margin money and other restricted deposits	US$	(268.6)	Rs.	(19,639.1)	Rs.	(15,618.6)	Rs.	(7,647.1)
Realization of margin money and other restricted deposits		239.7		17,526.9		14,772.4		4,902.0
(Increase)/decrease in short term inter-corporate deposits		—		—		(144.4)		(19.8)
Loan given to joint venture		—		—		(17.0)		(37.5)
Proceeds from loan/(given) to others		—		—		34.2		(34.2)
Investments in equity accounted investees		(1.4)		(99.0)		(6,064.0)		(93.1)
Dividends received from equity accounted investees		0.2		15.1		6,224.4		2,149.8
Interest received		58.5		4,275.0		11,044.8		7,605.2
Dividend received		2.5		183.7		211.4		172.8
Payments for property, plant and equipment		(1,610.7)		(117,756.5)		(143,191.7)		(174,195.5)
Proceeds from sale of property, plant and equipment		48.0		3,505.8		1,714.8		672.3
Payments for intangible assets		(1,153.0)		(84,297.5)		(153,828.6)		(178,839.7)
Payments for acquisitions, net of cash acquired		—		—		(270.4)		—
Payments for purchase of minority stake in a subsidiary company		—		—		—		(77.6)

Net cash used in investing activities		(3,573.7)		(261,262.6)		(341,702.2)		(197,110.9)

Cash flows from financing activities:
Proceeds from issue of shares and warrants (net of issue expenses)		356.0		26,025.1		38,887.7		— *
Dividends paid to non-controlling interests shareholders of subsidiaries (including dividend distribution tax)		(3.9)		(287.5)		(533.3)		(947.4)
Interest paid		(1,162.7)		(85,002.7)		(79,876.5)		(68,404.0)
Proceeds from issuance of short-term debt		2,846.0		208,071.5		107,124.2		201,191.4
Repayment of short-term debt		(1,515.4)		(110,789.3)		(128,529.3)		(218,521.3)
Net change in other short-term debt (with maturity up to three months)		(621.6)		(45,442.7)		(15,871.2)		49,139.0
Proceeds from issuance of long-term debt		4,054.5		296,423.6		288,327.7		261,013.1
Repayments of long-term debt		(2,548.2)		(186,296.1)		(169,937.7)		(133,427.1)
Proceeds from Option settlement of long term borrowings		4.8		350.1		1,909.0		—
Repayment of matured fixed deposits		(0.1)		(4.8)		(67.5)		(31.8)
Repayment of lease liability		(134.2)		(9,813.0)		(8,763.6)		—
Dividend paid		(0.2)		(15.7)		(35.2)
Proceeds from issuance /(payment) for acquisition of shares from non-controlling		—		2.4		(221.5)		—
Proceeds from issuance of perpetual instruement classified as equity by a subsidiary (net)		95.8		7,007.5		2,450.0		—
Debt issuance cost		(16.2)		(1,186.5)		(966.8)		(1,708.2)

Net cash provided by financing activities		1,354.6		99,041.9		33,896.0		88,303.7

Net change in cash and cash equivalents		1,747.5		127,784.4		(41,476.8)		80,100.3
Reversal of / (classified as) held for sale		—		—		—		2,439.4
Effect of foreign exchange on cash and cash equivalents		62.1		4,537.7		10,556.8		(14,109.2)
Cash and cash equivalents, beginning of the year		2,526.3		184,678.0		215,598.0		147,167.5

Cash and cash equivalents, end of the year	US$	4,335.9	Rs.	317,000.1	Rs.	184,678.0	Rs.	215,598.0

Non-cash transactions:
Liability towards property, plant and equipment and intangible assets purchased on credit/deferred credit	US$	734.2	Rs.	53,678.4	Rs.	66,267.8	Rs.	72,863.2

* less than Rs. 50,000

See accompanying notes to consolidated financial statements

Tata Motors Limited and subsidiaries

Consolidated statements of changes in equity

For the years ended March 31, 2021, March 31, 2020 and March 31, 2019

							Other components of equity										Reserves*
	Share capital		Additional paid-in capital		Share-based payments reserve		Currency translation reserve		Debt instruments through Other Comprehensive Income		Equity instruments through Other Comprehensive Income		Hedging reserve		Cost of Hedge reserve		Capital redemption reserve		Debenture redemption reserve		Reserve for research and human resource development		Special reserve		Earned surplus reserve		Retained earnings		Equity attributable to shareholders of Tata Motors Limited		Non- controlling interests		Total equity
	(In millions)
Balance as at April 1, 2020	Rs.	7,195.4	Rs.	299,787.9	Rs.	131.4	Rs.	51,422.5	Rs.	886.3	Rs.	391.0	Rs.	(41,937.1)	Rs.	(4,428.7)	Rs.	22.8	Rs.	10,388.5	Rs.	1,993.9	Rs.	4,904.1	Rs.	451.8	Rs.	258,591.4	Rs.	589,801.2	Rs.	8,233.5	Rs.	598,034.7

Income for the period																												(142,700.9)		(142,700.9)		562.9		(142,138)
Other comprehensive income /(loss) for the period		—		—		—		38,269.5		1,681.5		4,026.1		40,346.2		3,549.2		—		—		—		—		—		(59,052.8)		28,819.7		191.6		29,011.3

Total comprehensive income/(loss) for the period		—		—		—		38,269.5		1,681.5		4,026.1		40,346.2		3,549.2		—		—		—		—		—		(201,753.7)		(1,13,881.2)		754.5		(113,126.7)

Amounts recognized in inventory														368.8		873.4														1,242.2		—		1,242.2
Issue of shares pursuant to preferential allotment		462.7		25,562.4		—		—		—		—		—		—		—		—		—		—		—		—		26,025.1		—		26,025.1
Realized gain on investments held at fair value through Other comprehensive income		—		—		—		—		—		(43.6)		—		—		—		—		—		—		—		43.6		—		—		—
Acquisition of subsidiary																												25.2		25.2		—		25.2
Shares issued to non-controlling interest																														—		2.4		2.4
Issue of perpetual instrument classified as equity by a subsidiary (refer note below)		—		—		—		—		—		—		—		—		—		—		—		—		—		—		—		7,130.0		7,130.0
Dividend paid (including dividend tax)		—		—		—		—		—		—		—		—		—		—		—		—		—		—		—		(287.5)		(287.5)
Share based payments		—		—		90.4		—		—		—		—		—		—		—		—		—		—		—		90.4		—		90.4
Transfer (from)/to retained earnings		—		—				—		—		—		—		—		—		(1,344.0)		—		887.2		—		456.8		—		—		—

Balance as at March 31, 2021	Rs.	7,658.1	Rs.	325,350.3	Rs.	221.8	Rs.	89,692.0	Rs.	2,567.8	Rs.	4,373.5	Rs.	(1,222.1)	Rs.	(6.1)	Rs.	22.8	Rs.	9,044.5	Rs.	1,993.9	Rs.	5,791.3	Rs.	451.8	Rs.	57,363.3	Rs.	503,302.9	Rs.	15,832.9	Rs.	519,135.8

					Rs.	325,572.1									Rs.	95,405.1											Rs.	74,667.6

	US$	104.7	US$	4,450.2	US$	3.0	US$	1,226.9	US$	35.1	US$	59.8	US$	(16.7)	US$	(0.1)	US$	0.3	US$	123.7	US$	27.3	US$	79.2	US$	6.2	US$	784.6	US$	6,884.2	US$	216.6	US$	7,100.8

					US$	4,453.2									US$	1305.0											US$	1,021.3

*	Refer to note 29

During the financial year ended March 31, 2021, Tata Motors Finance Limited, a subsidiary of the Company issued perpetual securities of Rs.7,130.0 million bearing a coupon interest rate ranging from 9.6% to 10.50 % p.a, with a step up provision if the securities are not called after 10 years. The payment of any coupon may be cancelled or suspended at the discretion of the Board of Directors of Tata Motors Finance Limited. Accordingly, the Company has accounted these securities as equity instruments and any amount attributable to investors of these perpetual securities have been presented as non-controlling interest.

See accompanying notes to consolidated financial statements

Tata Motors Limited and subsidiaries

Consolidated statements of changes in equity

For the years ended March 31, 2021, March 31, 2020 and March 31, 2019

							Other components of equity										Reserves*
	Share capital		Additional paid-in capital		Share- based payments reserve		Currency translation reserve		Debt instruments through Other Comprehensive Income		Equity instruments through Other Comprehensive Income		Hedging reserve		Cost of Hedge reserve		Capital redemption reserve		Debenture redemption reserve		Reserve for research and human resource development		Special reserve		Earned surplus reserve		Retained earnings		Equity attributable to shareholders of Tata Motors Limited		Non- controlling interests		Total equity
	(In millions)
Balance as at April 1, 2019	Rs.	6,792.2	Rs.	261,303.4	Rs.	84.4	Rs.	28,388.6	Rs.	—		1,785.5	Rs.	(60,668.2)	Rs.	(2,873.9)	Rs.	22.8	Rs.	10,859.5	Rs.	1,993.9	Rs.	4,408.2	Rs.	451.8	Rs.	300,190.5	Rs.	552,738.7	Rs.	5,328.7	Rs.	558,067.4
Effect of transition to IFRS 16		—		—		—		—		—		—		—		—		—		—		—		—		—		(1,961.4)		(1,961.4)		—		(1,961.4)

Balance as at April 1, 2019 after giving effect of transition to IFRS 16		6,792.2		261,303.4		84.4		28,388.6		—		1,785.5		(60,668.2)		(2,873.9)		22.8		10,859.5		1,993.9		4,408.2		451.8		298,229.1		550,777.3		5,328.7		556,106.0

Income for the period																												(113,940.3)		(113,940.3)		956.2		(112,984.1)
Other comprehensive income /(loss) for the period		—		—		—		23,033.9		886.3		(1,394.5)		22,214.0		(2,628.2)		—		—		—		—		—		74,327.5		116,439.0		124.8		116,563.8

Total comprehensive income/(loss) for the period		—		—		—		23,033.9		886.3		(1,394.5)		22,214.0		(2,628.2)		—		—		—		—		—		(39,612.8)		2,498.7		1,080.9		3,579.7

Amounts recognized in inventory														(3,482.9)		1,073.4														(2,409.5)		—		(2,409.5)
Issue of shares pursuant to preferential allotment (net of issue expenses of Rs. 30.8 million)		403.2		29,809.5		—		—		—		—		—		—		—		—		—		—		—		—		30,212.7		—		30,212.7
Issue of warrants				8,675.0		—		—		—		—		—		—		—		—		—		—		—		—		8,675.0		—		8,675.0
Buyback of shares		—		—		—		—		—		—		—		—		—		—		—		—		—		—		—		(221.5)		(221.5)
Issue of perpetual instrument classified as equity by a subsidiary (refer note below)		—		—		—		—		—		—		—		—		—		—		—		—		—		—		—		2,500.0		2,500.0
Dividend paid (including dividend tax)		—		—		—		—		—		—		—		—		—		—		—		—		—		—		—		(454.7)		(454.7)
Share based payments		—		—		47.0		—		—		—		—		—		—		—		—		—		—		—		47.0		—		47.0
Transfer (from)/to retained earnings		—		—				—		—		—		—		—		—		(471.0)		—		495.9		—		(24.9)		—		—		—

Balance as at March 31, 2020	Rs.	7,195.4	Rs.	299,787.9	Rs.	131.4	Rs.	51,422.5	Rs.	886.3	Rs.	391.0	Rs.	(41,937.1)	Rs.	(4,428.7)	Rs.	22.8	Rs.	10,388.5	Rs.	1,993.9	Rs.	4,904.1	Rs.	451.8	Rs.	258,591.4	Rs.	589,801.2	Rs.	8,233.5	Rs.	598,034.7

					Rs.	299,919.3									Rs.	6,334.0											Rs.	276,352.5

*	Refer to note 29

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

See accompanying notes to consolidated financial statements

Tata Motors Limited and subsidiaries

Consolidated statements of changes in equity

For the years ended March 31, 2021, March 31, 2020 and March 31, 2019

							Other components of equity										Reserves*
	Share capital		Additional paid-in capital		Share- based payments reserve		Currency translation reserve		Available- for-sale investments		Equity instruments through Other Comprehensive Income		Hedging reserve		Cost of Hedge reserve		Capital redemption reserve		Debenture redemption reserve		Reserve for research and human resource development		Special reserve		Earned surplus reserve		Retained earnings		Equity attributable to shareholders of Tata Motors Limited		Non- controlling interests		Total equity
	(In millions)
Balance as at April 1, 2018	Rs.	6,792.2	Rs.	261,303.4	Rs.	—	Rs.	49,388.8	Rs.	1,422.1			Rs.	(39,224.0)	Rs.	(4,473.1)	Rs.	22.8	Rs.	10,859.5	Rs.	1,993.9	Rs.	3,794.2	Rs.	435.9	Rs.	615,847.8	Rs.	908,163.5	Rs.	5,357.5	Rs.	913,521.0
Effect of transition to IFRS 9										(1,422.1)		1,392.8		(2,819.8)		204.8												(148.5)		(2,792.8)		—		(2,792.8)
Effect of transition to IFRS 15																												(418.0)		(418.0)		—		(418.0)

Balance as at April 1, 2018 after giving effect of transition to IFRS 9 and IFRS 15		6,792.2		261,303.4		—		49,388.8		—		1,392.8		(42,043.8)		(4,268.3)		22.8		10,859.5		1,993.9		3,794.2		435.9		615,281.3		904,952.7		5,348.2		910,310.2

Income/(loss) for the year																												(293,142.7)		(293,142.7)		1,014.6		(292,128.1)
Other comprehensive income /(loss) for the year		—		—		—		(21,000.2)		—		442.0		(8,127.3)		(5.1)												(21,380.1)		(50,070.7)		(5.8)		(50,076.5)

Total comprehensive income/(loss) for the year		—		—		—		(21,000.2)		—		442.0		(8,127.3)		(5.1)		—		—		—		—		—		(314,522.8)		(343,213.4)		1,008.8		(342,204.6)

Amounts recognized in inventory		—		—				—		—				(10,497.1)		1,399.5		—		—		—		—		—		—		(9,097.6)		—		(9,097.6)
Non-controlling interest on Acquisitions during the period		—		—				—		—		—		—		—		—		—		—		—		—		12.6		12.6		(90.2)		(77.6)
Realized gain on investments held at fair value through Other comprehensive income		—		—				—		—		(49.3)		—		—		—		—		—		—		—		49.3		—		—		—
Dividend paid (including dividend tax)		—		—				—		—				—		—		—		—		—		—		—		—		—		(947.4)		(947.4)
Share based payments		—				84.4		—		—				—		—		—		—		—		—		—		—		84.4		—		84.4
Transfer (from)/to retained earnings		—		—		—		—		—				—		—		—		—		—		614.0		15.9		(629.9)		—		—		—

Balance as at March 31, 2019	Rs.	6,792.2	Rs.	261,303.4		84.4	Rs.	28,388.6	Rs.	—	Rs.	1,785.5		Rs.(60,668.2)	Rs.	(2,873.9)	Rs.	22.8	Rs.	10,859.5	Rs.	1,993.9	Rs.	4,408.2	Rs.	451.8	Rs.	300,190.5	Rs.	552,738.7	Rs.	5,328.7	Rs.	558,067.4

					Rs.	261,387.8									Rs.	(33,368.0)											Rs.	317,926.7

*	Refer to note 29

See accompanying notes to consolidated financial statements

Tata Motors Limited and subsidiaries

Notes to Consolidated Financial Statements

1.	Background and operations

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

The Company’s subsidiaries include the Jaguar Land Rover business (referred to as JLR or Jaguar Land Rover).

As on March 31, 2021, Tata Sons Private Limited (or Tata Sons), together with its subsidiaries and joint ventures, owns 46.33% of the Ordinary shares and 7.33% of ‘A’ Ordinary shares of Tata Motors Limited, and has the ability to significantly influence the Company’s operations (refer note 28 for voting rights relating to Ordinary shares and ‘A’ Ordinary shares).

The consolidated financial statements were approved by the Board of Directors and authorized for issue on June 28, 2021.

2.	Significant accounting policies

a.	Statement of compliance

These consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (referred to as “IFRS”) as issued by the International Accounting Standards Board (referred to as “IASB”).

b.	Basis of preparation

The consolidated financial statements have been prepared on historical cost basis except for certain financial instruments, which are measured at fair value at the end of each reporting period as explained in the accounting policies below.

c.	Basis of consolidation

Subsidiaries

The consolidated financial statements include Tata Motors Limited and its subsidiaries. Subsidiaries are entities controlled by the Company. Control exists when the Company (a) has power over the investee, (b) is exposed, or has rights, to variable returns from its involvement with the investee and (c) has the ability to affect those returns through its power to direct relevant activities of the investee. Relevant activities are those activities that significantly affect an entity’s returns. The Company reassesses whether or not it controls an investee if facts and circumstances indicate that there are changes to one or more of the three elements listed above. In assessing control, potential voting rights that currently are exercisable and other contractual arrangements that may influence control are taken into account. The impact of subsidiaries acquired or disposed of during the year are included in the consolidated financial statements from the effective date of acquisition and up to the effective date of disposal, as appropriate.

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

When the Company loses control of a subsidiary, the profit or loss on disposal is calculated as the difference between

(i)	the aggregate of the fair value of consideration received and the fair value of any retained interest and;

(ii)

the previous carrying amount of the assets (including goodwill), and liabilities of the subsidiary and any non-controlling interests. Amounts previously recognized in other comprehensive income in relation to the subsidiary are accounted for (i.e., reclassified to profit or loss) in the same manner as would be required if the relevant assets or liabilities were disposed of. The fair value of any investment retained in the former subsidiary at the date when control is lost is regarded as the fair value on initial recognition for subsequent accounting or, when applicable, the cost on initial recognition of an investment in an associate or jointly controlled entity.

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

Associates

Associates are those entities over which the Company has significant influence. Significant influence is the power to participate in the financial and operating policy decisions of the investee but is not control or joint control of those policies. Significant influence is presumed to exist when the Company holds 20 percent or more of the voting power of the investee .

If accounting policies of associates differ from those adopted by the Group, the accounting policies of associates are aligned with those of the Group.

The results, assets and liabilities of associates are incorporated in these financial statements using the equity method of accounting as described below.

Equity method of accounting (equity accounted investees)

An interest in an associate or joint venture is accounted for using the equity method from the date the investee becomes an associate or a joint venture and are recognized initially at cost. The carrying value of investment in associates and joint ventures includes goodwill identified on date of acquisition, net of any accumulated impairment losses. The consolidated financial statements include the Company’s share of profits or losses, other comprehensive income and equity movements of equity accounted investments, from the date that significant influence or joint control commences until the date that significant influence or joint control ceases. When the Company’s share of losses exceeds its interest in an equity accounted investments, the carrying amount of that interest (including any long-term interests in the nature of net investments) is reduced to nil and the recognition of further losses is discontinued except to the extent that the Company has incurred constructive or legal obligations or has made payments on behalf of the investee.

When the Company transacts with an associate or joint venture of the Company, unrealized profits and losses are eliminated to the extent of the Company’s interest in its associate or joint venture.

Dividends are recognised when the right to receive payment is established.

d.	Business Combinations

Acquisitions of subsidiaries and businesses are accounted for using the acquisition method. Acquisition related costs are recognized in profit or loss as incurred. The acquiree’s identifiable assets, liabilities and contingent liabilities that meet the conditions for recognition are recognized at their fair value at the acquisition date, except certain assets and liabilities that are required to be measured as per the applicable standard.

Purchase consideration in excess of the Company’s interest in the acquiree’s net fair value of identifiable assets, liabilities and contingent liabilities is recognized as goodwill. Excess of the Company’s interest in the net fair value of the acquiree’s identifiable assets, liabilities and contingent liabilities over the purchase consideration is recognized, after reassessment of fair value of net assets acquired, in the consolidated income statement.

e.	Going Concern assessment

The Company’s consolidated financial statements have been prepared on a going concern basis.

The Company has performed an assessment of its financial position as at March 31, 2021 and forecasts of the Company and JLR for a period of eighteen months from the date of these financial statements (the ‘Going Concern Assessment Period’ and the ‘Foreseeable Future’).

In developing these forecasts, the Company has modelled a base case, which has been further sensitised using severe but plausible downside scenarios.

The base case covers the Going Concern Assessment Period and considers the estimated on-going impact of the COVID-19 global pandemic and a cautious view of the impact of near-term supply chain challenges related to global semi-conductor shortages. It also accounts for other end-market and operational factors throughout the Going Concern Assessment Period. The base case assumes continued recovery in industry volumes based upon external industry forecasts. The forecasts relating to JLR also consider the associated costs relating to the implementation of the Reimagine strategy as well as cost performance based on recent experience, with some cost savings in line with the programme implementing reimagine strategy.

This has been further sensitized using more severe but plausible scenarios considering external market commentaries and other factors impacting the global economy and automotive industry. In JLR forecasts, the management has considered the impact of a repeat of the Covid-19 pandemic.

Management do not consider more extreme scenarios than the ones assessed to be plausible.

Within the Going Concern Assessment Period there is a £1bn liquidity covenant attached to both the UK Export Finance loan and new Revolving Credit Facility of JLR. Certain lenders of Tata Motors Ltd have also waived the compliance with specific covenants under their loan agreements, with one of the lenders extending the waiver until March 31, 2023 and the other lender extending the waiver until March 31, 2022. Tata Sons Private Limited, as promoter of the Company, will provide financial support to help the parent Company meet its liquidity needs and covenants under the borrowing agreements with lenders until at least March 31, 2023 or the completion of the Company’s plan to subsidiarize it’s Passenger Vehicles business into a separate subsidiary through a scheme of arrangement, whichever is earlier.

In evaluating the forecasts, the Company and JLR have taken into consideration both the sufficiency of liquidity to meet obligations as they fall due as well as potential impact on compliance with financial covenants during the forecast period.

These forecasts indicate that the Company will have sufficient liquidity to operate and discharge its liabilities as they become due, without breaching any relevant covenants, taking into account only cash generated from operations and the funding facilities existing on the date of authorization of these financial statements and as at March 31, 2021, including the presently undrawn revolving credit facilities and the support from Tata Sons Private Limited.

Based on the evaluation described above, management believes that the Company has sufficient financial resources available to it at the date of approval of these financial statements and that it will be able to continue as a ‘going concern’ in the foreseeable future and for a period of at least eighteen months from the date of these financial statement.

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

Estimates and underlying assumptions are reviewed at each balance sheet date. Revisions to accounting estimates are recognized in the period in which the estimate is revised and in future periods affected.

In particular, information about significant areas of estimation, uncertainty and critical judgments in applying accounting policies that have the most significant effect on the amounts recognized in the financial statements are included in the following notes:

i)	Note 13, 16 and 17 – Property, plant and equipment and intangible assets – useful lives and impairment, capitalization of product development costs

ii)	Note 15 – Impairment of goodwill

iii)	Note 20 – Recoverability/recognition of deferred tax assets

iv)	Note 25 – Provision for product warranty

v)	Note 36 – Measurement of assets and obligations relating to employee benefits

vi)	Note 4 – Allowances for credit losses for finance receivables

vii)	Estimated discounts / incentives required to be paid to dealers on retail of vehicles

viii)	Note 2(e) – Going concern assessment

ix)	Estimation of uncertainties relating to the global health pandemic from COVID-19:

COVID-19 pandemic has been rapidly spreading throughout the world, including India and other countries where the Group has its operations. Governments around the world have been taking significant measures to curb the spread of the virus including imposing mandatory lockdowns and restrictions in activities. Consequently, many of the Group’s manufacturing plants and offices had to be closed down for a considerable period of time, including after the year end. As a result of the lockdown, the likely revenue from the quarter ended March 31, 2020 has been impacted. Continued lockdowns are likely to impact the Group operationally including on supply chain matters. The Company is monitoring the situation closely taking into account directives from the Governments. Further, the Reserve Bank of India (RBI) has announced moratorium on loan repayments for specific borrower segments which impacts Group’s vehicle financing business in India. Management believes that it has taken into account all the possible impacts of known events arising from COVID-19 pandemic and the resultant lockdowns in the preparation of the financial statements including but not limited to its assessment of Group’s liquidity and going concern, recoverable values of its property, plant and equipment, intangible assets, intangible assets under development, allowances for losses for finance receivables, product warranty, residual value risk, lease payments, employee costs, government grants and the net realizable values of other assets, including inventory and Deferred tax asset. However, given the effect of these lockdowns on the overall economic activity globally and in particular the countries where the Group operates and in particular on the global automotive industry, the impact assessment of COVID-19 on the abovementioned financial statement captions is subject to significant estimation uncertainties given its nature and duration and, accordingly, the actual impacts in future may be different from those estimated as at the date of approval of these financial statements. The Company will continue to monitor any material changes to future economic conditions and consequential impact on its financial results.

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

The Company offers sales incentives in the form of variable marketing expense to customers, which vary depending on the timing and customer of any subsequent sale of the vehicle. This sales incentive is accounted for as a revenue reduction and is constrained to a level that is highly probable not to reverse the amount of revenue recognised when any associated uncertainty is subsequently resolved. The Company estimates the expected sales incentive by market and considers uncertainties including competitor pricing, ageing of retailer stock and local market conditions.

Revenue is recognised on a bill-and-hold basis where vehicles, for example, are sold to the customer but are retained in the Company’s possession at a vehicle holding compound on behalf of the customer ahead of being physically transferred to them at a future time. In such arrangements it is ensured that the customer has obtained the ultimate control of the product.

There are certain vehicles which are being given to the customers along with operations and maintenance of the same. These are considered as finance leases and accordingly, revenue is recognised at the lease commencement date at fair value of the leased asset. The cost of sales is reduced for the present value of unguaranteed residual values. In addition, initial direct costs are recognised as cost of sales at the lease commencement date.

The consideration received in respect of transport arrangements for delivering of vehicles to the customers are recognized net of their costs within revenues in the consolidated income statement.

Revenues are recognized when collectability of the resulting receivable is reasonably assured.

b) Sale of services – maintenance service, telematics features and extended warranties for commercial and passenger vehicles, software support services and insurance broking services.

Income from sale of maintenance services, telematics features and extended warranties, including software services are recognized as income over the relevant period of service or extended warranty.

When the Company sells products that are bundled with maintenance service, telematics features or extended period of warranty, such services are treated as a separate performance obligation only if the service or warranty is optional to the customer or includes an additional service component. In such cases, the transaction price allocated towards such maintenance service or extended period of warranty is recognized as a contract liability until the service obligation has been met.

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

Vehicle sales do not typically include allowances for returns or refunds, although in some markets there is legislative requirement for the Company as an automotive manufacturer to repurchase or reacquire a vehicle if quality issues arise that have been remedied a number of times and where the owner no longer wishes to own the vehicle as a result.

Proceeds from sale of vehicles for which the Company or any of its subsidiaries have repurchase obligation in future is recorded as a liability – (i) Proceeds received in excess of agreed buy back price is recognized as Deferred income liability and (ii) the agreed buy back price is recognized as a liability towards vehicles sold under repurchase arrangements. Deferred income liability is recognized on a straight line basis over the term of the agreement.

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

Government grants are recognized in the consolidated income statement, either on a systematic basis when the Company recognizes, as expenses, the related costs that the grants are intended to compensate or, immediately if the costs have already been incurred. Government grants related to assets are netted off from the carrying value of related assets.

Government grants related to income are presented as an offset against the related expenditure, and government grants that are awarded as incentives with no ongoing performance obligations to the Company are recognized as income in the period in which the grant is received.

i.	Cost recognition

Costs and expenses are recognized when incurred and are classified according to their nature. Expenditure are capitalized, where appropriate, in accordance with the policy for internally generated intangible assets and represents employee costs, stores and other manufacturing supplies, and other expenses incurred for construction and product development undertaken by the Company.

Material and other cost of sales as reported in the consolidated income statement is presented net of the impact of realized foreign exchange relating to derivatives hedging cost exposures.

j.	Provisions

A provision is recognized if, as a result of a past event, the Company has a present legal or constructive obligation that can be estimated reliably, and it is probable that an outflow of economic benefits will be required to settle the obligation.

When the effect of the time value of money is material, provisions are determined by discounting the expected future cash flows using a pre-tax rate that reflects current market assessments of the time value of money and the risks specific to the liability.

i) Product warranty expenses

The estimated liability for product warranties is recognized when products are sold or when new warranty programmes are initiated. These estimates are established using historical information on the nature, frequency and average cost of warranty claims and management estimates regarding possible future warranty claims, customer goodwill and recall complaints. The timing of outflows will vary depending on when warranty claim will arise, being typically up to six years and for batteries in Electric Vehicles warranty period is typically upto eight years.

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

The potential effects of the COVID-19 pandemic, particularly the estimated decline and subsequent recovery in the used vehicle market, were included in the Company’s methodology applied in estimating the residual value exposure for the year ended March 31, 2021. These assessments were performed with reference to both internal and external market inputs.

iv) Legal and product liability

Legal and product liability provision is recorded in respect of compliance with regulations and known litigations which impact the Company. The product liability claim primarily relates to motor accident claims, consumer complaints, dealer/supplier terminations, personal injury claims and compliance with emission and battery disposal regulations.

The timing of outflows will vary depending on when claims are received and settled, which is not known with certainty. The assumptions made, especially the assumption about the outcome of legal proceedings, are subject to a high degree of uncertainty. The appropriateness of assumptions is regularly reviewed, based on assessments undertaken both by management and external experts, such as lawyers. If new developments arise in the future that result in a different assessment, provisions are adjusted accordingly.

v) Environmental liability

Environmental liability relates to various environmental remediation cost such as asbestos removal and land clean up. The timing of when these costs will be incurred is not known with certainty.

vi) Restructuring provision

The estimated liability for restructuring activities is recognised when the Company has reason to believe there is a legal or constructive obligation arising from restructuring actions taken. This includes amounts payable to employees and legal and constructive obligations made to third parties following the announcement of the Jaguar Land Rover’s Reimagine strategy in the year ending March 31, 2021. The amount provided at the reporting date is calculated based on currently available facts and certain estimates for third party obligations. These estimates are established using historical experience based on the settlement costs for similar liabilities, with proxies being used where no direct comparison exists. The amounts and timing of outflows will vary as and when restructuring obligations are progressed with third parties. However, management believe it highly likely this provision will be utilized within the next financial year, with the likely range of outcomes not being materially different to the amount recorded.

k.	Foreign currency

These consolidated financial statements are presented in Indian rupees, which is the functional currency of Tata Motors Limited. Transactions in foreign currencies are recorded at the exchange rate prevailing on the date of transaction.

Foreign currency denominated monetary assets and liabilities are re-measured into the functional currency at the exchange rate prevailing on the balance sheet date. Exchange differences are recognized in the consolidated income statement except

1.) to the extent of exchange differences on foreign currency borrowings which are capitalized when they are regarded as an adjustment to interest costs.

2.) exchange difference on certain foreign currency borrowings which are designated as hedging instruments against net investment hedges of foreign operation. Exchange difference on such hedges are recognised with foreign currency translation reserve.

For the purpose of presenting consolidated financial statements, the assets and liabilities of the Company’s foreign operations (having non-INR functional currency) are translated to Indian rupees at the exchange rate prevailing on the balance sheet date. Income and expense items are translated at the average rate of exchange for the respective months. Exchange differences arising are recognized in Other Comprehensive Income and presented separately as currency translation reserve under equity.

Exchange differences arising from the translation of foreign operations previously recognized in currency translation reserve in equity are not reclassified from equity to the consolidated income statement until the disposal of such operation.

l.	Income taxes

Income tax expense comprises current and deferred taxes. Income tax expense is recognized in the consolidated income statement except when they relate to items that are recognized outside of profit or loss (whether in other comprehensive income or directly in equity), in which case tax is also recognized outside profit or loss, or where they arise from the initial accounting for a business combination. In the case of a business combination the tax effect is included in the accounting for the business combination.

Current income taxes are determined based on respective taxable income of each taxable entity and tax rules applicable for respective tax jurisdictions.

Deferred tax assets and liabilities are recognized for the future tax consequences of temporary differences between the carrying values of assets and liabilities and their respective tax bases, and unutilized business loss and depreciation carry-forwards and tax credits. Such deferred tax assets and liabilities are computed separately for each taxable entity and for each taxable jurisdiction. Deferred tax assets are recognized to the extent it is probable that future taxable income will be available against which the deductible temporary differences, unused tax losses, depreciation carry-forwards and unused tax credits could be utilized. The carrying amount of deferred tax assets is reviewed at each reporting date and reduced to the extent that it is no longer probable that sufficient taxable profits will be available to allow all or part of the asset to be recovered.

Deferred tax assets and liabilities are measured based on the tax rates that are expected to apply in the period when the asset is realized or the liability is settled, based on the tax rates and tax laws that have been enacted or substantively enacted by the balance sheet date.

Current and Deferred tax assets and liabilities are offset when there is a legally enforceable right to set off current tax assets against current tax liabilities and when they relate to income taxes levied by the same taxation authority and the Company intends to settle its current tax assets and liabilities on a net basis.

Deferred tax liabilities on taxable temporary differences arising from investments in subsidiaries, branches and associated companies and interests in joint arrangements are not recognised if the Company is able to control the timing of the reversal and it is probable that the temporary difference will not reverse in the foreseeable future.

Deferred tax assets arising from deductible temporary differences associated with such investments and interests are only recognised to the extent that it is probable that there will be sufficient taxable profits against which to utilise the benefits of the temporary differences and they are expected to reverse in the foreseeable future.

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

Property, plant and equipment are stated at cost of acquisition or construction less accumulated depreciation and accumulated impairment, if any.

Freehold land is measured at cost and is not depreciated.

Heritage assets, comprising antique vehicles purchased by the Company, are not depreciated as they are considered to have a residual value in excess of cost. Residual values are re-assessed on an annual basis.

Cost includes purchase price, non-recoverable taxes and duties, labor cost and direct overheads for self- constructed assets and other direct costs incurred up to the date the asset is ready for its intended use.

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

The depreciation period for property, plant and equipment with finite useful lives is reviewed at least at each year–end. Changes in expected useful lives are treated as changes in accounting estimates.

Depreciation is not recorded on capital work-in-progress until construction and installation are complete and the asset is ready for its intended use. Capital-work-in-progress includes capital advances.

An item of property, plant and equipment is derecognized on disposal. Any gain or loss arising from derecognition of an item of property, plant and equipment is included in profit or loss when it is derecognized.

p.	Intangible assets

Intangible assets purchased, including those acquired in business combinations, are measured at cost which is the fair value as of the date of acquisition where applicable less accumulated amortization and accumulated impairment, if any. Intangible assets with indefinite lives are reviewed annually to determine whether an indefinite-life assessment continues to be supportable. If not, the change in the useful-life assessment from indefinite to finite is made on a prospective basis.

For intangible assets with finite lives, amortization is provided on a straight-line basis over the estimated useful lives of the acquired intangible assets as per the estimated amortization period below

Type of Asset	Estimated amortization period
Patents and technological know-how	2 to 12 years
Customer related intangibles - Dealer network	20 years
Intellectual property rights	3 to 10 years
Software	1 to 8 years

The amortization period for intangible assets with finite useful lives is reviewed at least at each year-end. Changes in expected useful lives are treated as changes in accounting estimates.

Capital work-in-progress includes capital advances.

Internally generated intangible asset

Research costs are charged to the consolidated income statement in the year in which they are incurred.

Product development costs incurred on new vehicle platform, engines, transmission and new products are recognized as intangible assets, when feasibility has been established, the Company has committed technical, financial and other resources to complete the development and it is probable that asset will generate probable future economic benefits. The probable future economic benefits are assessed using key assumptions such as forecasted sales volumes, margins and capital expenditures. The Company applies judgement in determining at what point in a vehicle program’s life cycle the recognition criteria are satisfied.

The cost of an internally generated intangible asset is the sum of directly attributable expenditure incurred from the date when the intangible asset first meets the recognition criteria to the completion of its development.

The costs capitalized include the cost of materials, direct labor and directly attributable overhead expenditure incurred up to the date the asset is available for use. If central overheads had not been allocated, the amount capitalised would have reduced by Rs.8,061.2 million during the current reporting period.

Interest cost incurred is capitalized up to the date the asset is ready for its intended use, based on borrowings incurred specifically for financing the asset or the weighted average rate of all other borrowings if no specific borrowings have been incurred for the asset.

Product development cost is amortized over the life of the related product, being a period of 24 months to 120 months.

Capitalized development expenditure is measured at cost less accumulated amortization and accumulated impairment, if any. Amortisation is not recorded on product engineering in progress until development is complete.

Derecognition of intangible assets

An item of intangible assets is derecognized on disposal or when fully amortized or no longer in use. Any gain or loss arising from derecognition of an item of intangible assets is included in profit or loss when it is derecognized.

q.	Leases

At inception of a contract, the Company assesses whether a contract is, or contain a lease. A contract is, or contains, a lease if the contract conveys the right to control the use of an identified asset for a period of time in exchange for consideration. To assess whether a contract conveys the right to control the use of an identified asset, the Company assesses whether:

•

The contract involves the use of an identified asset – this may be specified explicitly or implicitly, and should be physically distinct or represent substantially all of the capacity of a physically distinct asset. If the supplier has a substantive substitution right, then the asset is not identified;

•	The Company has the right to substantially all of the economic benefits from the use of the asset throughout the period of use; and

•

The Company has the right to direct the use of the asset. The Company has this right when it has the decision making rights that are most relevant to changing how and for what purposes the asset is used. In rare cases where the decision about how and for what purpose the asset is used is predetermined, the Group has the right to direct the use of the asset if either:

•	The Company has the right to operate the asset; or

•	The Company designed the asset in a way that predetermines how and for what purposes it will be used.

At inception or on reassessment of a contract that contains a lease component, the Company allocates the consideration in the contract to each lease component on the basis of their relative stand-alone prices.

The Company recognises a right-of-use asset and a lease liability at the lease commencement date. The right-of-use asset is initially measured at cost, which comprises of the initial amount of the lease liability adjusted for any lease payments made at or before the commencement date, plus any initial direct costs incurred and an estimate of costs to dismantle and remove the underlying asset or to restore the underlying asset or the site on which it is allocated, less any lease incentives received. The right-of-use asset is subsequently depreciated using the straight-line method over the shorter of the useful life of the leased asset and the expected lease term. If ownership of the leased asset is automatically transferred at the end of the lease term or the exercise of a purchase option is reflected in the lease payments, the right-of-use asset is amortised on a straight- line basis over the expected useful life of the leased asset.

The lease liability is initially measured at the present value of the lease payments that are not paid at commencement date, discounted using the interest rate implicit in the lease or, if that rate cannot be readily determined, the Company’s incremental borrowing rate. Generally, the Company uses its incremental borrowing rate as a discount rate. The lease liability is measured at amortised cost using the effective interest method. It is re measured when there is a change in future lease payments. The Company has elected not to recognise right- of-use assets and lease liabilities for short-term leases that have a lease term of 12 months or less and leases of low value assets. The Company associates the lease payments associated with these leases as an expense on a straight line basis over the lease term.

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

Payment made towards short term leases (leases for which non-cancellable term is 12 months or lesser) and low value assets (lease of assets worth less than Rs.0.3 million) are recognised in the Consolidated income statement as rental expenses over the tenor of such leases.

Right of use assets is amortised over the period of lease or useful life of underlying assets.

Assets given on lease

There are certain vehicles which are being given to the customers along with operations and maintenance of the same. These are accounted as finance lease as the material risks and rewards are transferred to the lessee. Accordingly, lease receivable is recognized as the amount of the fair value of the leased asset.

For periods prior to April 1, 2019, the Company’s policy for leases was in accordance with IAS 17 Leases as follows:

At the inception of a lease, the lease arrangement is classified as either a finance lease or an operating lease, based on contractual terms & substance of the lease arrangement.

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

Assets taken on operating lease

Leases other than finance leases are operating leases which are not recognized on the Company’s balance sheet. Payments made under operating leases are recognized in the consolidated income statement on a straight-line basis over the term of the lease.

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

ii)	Equity accounted investments: Joint ventures and associates:

When necessary, the entire carrying amount of the investment (including goodwill) is tested for impairment as a single asset by comparing its recoverable amount with its carrying amount. Any impairment loss recognised forms part of the carrying amount of the investment. Any reversal of that impairment loss is recognised to the extent that the recoverable amount of the investment subsequently increases.

iii)	Property, plant and equipment and other intangible assets

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

The Company also periodically assesses if there are any triggers for reversal of previously recognised impairment loss. A reversal of impairment loss is recognised if there is a trigger for reversal and the recoverable value exceeds the carrying value.

Intangible assets with indefinite useful lives and intangible assets not yet available for use, are tested for impairment annually at each balance sheet date, or earlier, if there is an indication that the asset may be impaired.

Recoverable amount is the higher of fair value less costs to sell and value in use. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset (or cash generating unit) for which the estimates of future cash flows have not been adjusted. Cash flow projections are developed generally for five years using data from the Company’s latest internal forecasts and extrapolated beyond five years using estimated long-term growth rates. Key assumptions and sensitivities for impairment are disclosed in note 18.

If the recoverable amount of an asset (or cash-generating unit) is estimated to be less than its carrying amount, the carrying amount of the asset (or cash-generating unit) is reduced to its recoverable amount. An impairment loss is recognized immediately in the consolidated income statement.

An asset or cash-generating unit impaired in prior years is reviewed at each balance sheet date to determine whether there is any indication of a reversal of impairment loss recognized in prior years.

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

A separate defined contribution plan is available to employees of Jaguar Land Rover. Costs in respect of this plan are charged to the consolidated income statement as incurred.

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

Remeasurement comprising actuarial gains and losses, the effect of the asset ceiling and the return on assets (excluding interest) relating to retirement benefit plans, are recognized directly in other comprehensive income in the period in which they arise. Remeasurement recorded in other comprehensive income is not reclassified to consolidated income statement.

Actuarial gains and losses relating to long-term employee benefits are recognized in the consolidated income statement in the period in which they arise.

x)	Measurement date

The measurement date of retirement plans is March 31.

The Present value of the defined benefit liability and the related current service cost and past service cost are measured using Projected Unit Credit Method.

The present value of the post-employment benefit obligations depends on a number of factors, it is determined on an actuarial basis using a number of assumptions. The assumptions used in determining the net cost/(income) for pensions include the discount rate, inflation and mortality assumptions. Any changes in these assumptions will impact the carrying amount of post-employment benefit obligations. Key assumptions and sensitivities for make this post-employment benefit obligations are disclosed in note 36.

t.	Dividends

Any dividend declared or paid by Tata Motors Limited for any financial year is based on the profits available for distribution as reported in the unconsolidated statutory financial statements of Tata Motors Limited (Standalone) prepared in accordance with Generally Accepted Accounting Principles in India. Indian law permits the declaration and payment of dividend out of profits for the year or previous financial year(s) as stated in the statutory financial statements of Tata Motors Limited (Standalone) prepared in accordance with Generally Accepted Accounting Principles in India after providing for depreciation in accordance with the provisions of Schedule II to the Companies Act. However, in the absence or inadequacy of the said profits, it may declare dividend out of free reserves, subject to certain conditions as prescribed under the Companies (Declaration and payment of Dividend) Rules, 2014. Accordingly, in certain years the net income reported in these financial statements may not be fully distributable. The amount available for distribution is Rs. Nil as at March 31, 2021.

u.	Segments

The Company primarily operates in the automotive segment. The automotive segment comprises of four reportable segments i.e. Tata Commercial Vehicles, Tata Passenger Vehicles, Jaguar Land Rover and Vehicle Financing. Other operating segments do not meet the quantitative thresholds for disclosure and have been aggregated.

v.	Financial instruments

i)	Recognition

A financial instrument is any contract that gives rise to a financial asset of one entity and a financial liability or equity instrument of another entity..

Financial instruments are recognized on the balance sheet when the Company becomes a party to the contractual provisions of the instrument.

Initial measurement

Initially, a financial instrument is recognised at its fair value. Transaction costs directly attributable to the acquisition or issue of financial instruments are recognised in determining the carrying amount, if it is not classified as at fair value through profit or loss. Transaction costs of financial instruments carried at fair value through profit or loss are expensed in profit or loss.

Subsequently, financial instruments are measured according to the category in which they are classified.

Classification and measurement – financial assets

Classification of financial assets is based on the business model in which the instruments are held as well as the characteristics of their contractual cash flows. The business model is based on management’s intention and past pattern of transactions. Financial assets with embedded derivatives are considered in their entirety when determining whether their cash flows are solely payment of principal and interest. The Company reclassifies financial assets when and only when its business model for managing those assets changes

Financial assets are classified into three categories

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

Financial assets at fair value through other comprehensive income (Equity instruments): These include financial assets that are equity instruments and are designated as such upon initial recognition irrevocably. Subsequently, these are measured at fair value and changes therein are recognized directly in other comprehensive income, net of applicable income taxes. When the equity investment is derecognized, the cumulative gain or loss in equity is transferred to retained earnings.

Dividends from these equity investments are recognized in the consolidated income statement when the right to receive payment has been established.

Financial assets at fair value through other comprehensive income (Debt instruments): Financial assets having contractual terms that give rise on specified dates, to cash flows that are solely payments of principal and interest on the principal outstanding and that are held within a business model whose objective is to hold such assets in order to collect such contractual cash flows as well as to sell the financial asset, are classified in this category. Subsequently, these are measured at fair value, with unrealised gains or losses being recognised in other comprehensive income apart from any expected credit losses or foreign exchange gains or losses, which are recognised in profit or loss.

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

Classification and measurement – financial liabilities: Financial liabilities are classified as subsequently measured at amortised cost unless they meet the specific criteria to be recognised at fair value through profit or loss.

Other financial liabilities are measured at amortised cost using the effective interest method. Subsequent to initial recognition, these are measured at fair value with gains or losses being recognised in profit or loss.

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

ii)	Determination of fair value:

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date, regardless of whether that price is directly observable or estimated using another valuation technique

The fair value of a financial instrument on initial recognition is normally the transaction price (fair value of the consideration given or received)..

In estimating the fair value of an asset or liability, the Group takes into account the characteristics of the asset or liability if market participants would take those characteristics into account when pricing the asset or liability at the measurement date

Subsequent to initial recognition, the Company determines the fair value of financial instruments that are quoted in active markets using the quoted bid prices (financial assets held) or quoted ask prices (financial liabilities held) and using valuation techniques for other instruments. Valuation techniques include discounted cash flow method and other valuation methods

iii)	Derecognition of financial assets and financial liabilities:

The Company derecognizes a financial asset only when the contractual rights to the cash flows from the asset expires or it transfers the financial asset and substantially all the risk and rewards of ownership of the asset to another entity. If the Company neither transfers nor retains substantially all the risks and rewards of the ownership and continues to control the transferred asset, the Company recognizes its retained interest in the asset and an associated liability for the amounts it may have to pay. If the Company retains substantially all the risks and rewards of ownership of a transferred financial asset, the Company continues to recognize the financial asset and also recognizes a collateralized borrowing for the proceeds received. Any gain or loss arising on derecognition is recognised in profit or loss. When a financial instrument is derecognised, the cumulative gain or loss in equity (if any) is transferred to the consolidated income statement unless it was an equity instrument electively held at fair value through other comprehensive income. In this case, any cumulative gain or loss in equity is transferred to retained earnings. Financial assets are written off when there is no reasonable expectation of recovery. The Company reviews the facts and circumstances around each asset before making a determination. Financial assets that are written off could still be subject to enforcement activities

Financial liabilities are derecognized when these are extinguished, that is when the obligation is discharged, cancelled or has expired.

iv)	Impairment of financial assets:

The Company recognizes a loss allowance for expected credit losses on a financial asset that is at amortized cost or at fair value through other comprehensive income. Expected credit losses are forward looking and are measured in a way that is unbiased and represents a probability-weighted amount, takes into account the time value of money (values are discounted using the applicable effective interest rate) and uses reasonable and supportable information..

Loss allowance in respect of finance receivables is measured at an amount equal to twelve month expected losses if credit risk on such assets has not increased significantly since initial recognition. An allowance equal to lifetime expected losses is provided if credit risk has increased significantly from date of initial recognition or where the financial assets were deemed credit impaired at initial recognition. The allowance is also based on management’s evaluation of many factors, including current economic conditions, observable changes in portfolio performance and historical experience of losses.

Credit risk is determined to have increased significantly when a finance receivable becomes thirty days past due. Such impairment loss is recognized in the consolidated income statement. Such increases in credit risk are relative and assessment may include external ratings (where available) or other information such as past due payments. Historic data and forward-looking information are both considered. Objective evidence for a significant increase in credit risk may include where payment is overdue by sixty/ninety or more days as well as other information about significant financial difficulties of the borrower. If the amount of impairment loss decreases in a subsequent period, and the decrease can be related objectively to an event occurring after the impairment was recognized, the previously recognized impairment loss is reversed. The reversal is recognized in the consolidated income statement.

The Company adopts the simplified approach permitted in IFRS 9 to apply lifetime expected credit losses to trade receivables and contract assets. Where credit risk is deemed low at the reporting date or to have not increased significantly, credit losses for the next 12 months are calculated.

w.	Hedge accounting

The Company uses foreign currency forward and option contracts to hedge its risks associated with foreign currency fluctuations relating to highly probable forecast transactions and future payments in foreign currency for certain outstanding liabilities denominated in foreign currencies. The Company designates these forward and option contracts in a cash flow hedging relationship by applying hedge accounting principles. The Group also uses interest rate swaps to hedge its variability in cash flows from interest payments arising from floating rate liabilities i.e. when interests are paid according to benchmark market interest rates. .

Derivative contracts are stated at fair value on the consolidated balance sheet at each reporting date.

At inception of the hedge relationship, the Company documents the economic relationship between the hedging instrument and the hedged item, including whether changes in the cash flows of the hedging instrument are expected to offset changes in the cash flows of the hedged item. The Company documents its risk management objective and strategy for undertaking its hedging transactions. The Company designates only the intrinsic value of foreign exchange options in the hedging relationship. The Company designates amounts excluding foreign currency basis spread in the hedging relationship for both foreign exchange forward contracts and cross-currency interest rate swaps. Changes in the fair value of the derivative contracts that are designated and effective as hedges of future cash flows are recognised in the cash flow hedge reserve within other comprehensive income (net of tax), and any ineffective portion is recognised immediately in the consolidated income statement.

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

The Company has designated certain non-derivative financial instrument (i.e. foreign currency borrowings) to hedge foreign currency risk attached to its net investment in foreign operation. Hedges of net investments in foreign operations are accounted for similarly to cash flow hedges. Any gain or loss on non-derivative financial instruments relating to the effective portion of the hedge is recognised in other comprehensive income and accumulated in the foreign currency translation reserve. The gain or loss relating to the ineffective portion is recognised immediately in profit or loss.

Hedge accounting is discontinued when the hedging instrument expires or is sold, terminated, or exercised, or no longer qualifies for hedge accounting. Amounts accumulated in equity are reclassified to the consolidated income statement in the periods in which the forecast transactions affect profit or loss or as an adjustment to a non-financial item (e.g. inventory) when that item is recognised on the balance sheet. These deferred amounts are ultimately recognised in consolidated income statement as the hedged item affects profit or loss (for example through cost of goods sold).

For forecast transactions, any cumulative gain or loss on the hedging instrument recognized in equity is retained there until the forecast transaction occurs. If the forecast transaction is no longer expected to occur, the net cumulative gain or loss recognized in equity is immediately transferred to the consolidated income statement for the year.

x.	Cash and cash equivalents

Cash and cash equivalents comprises cash on hand, demand deposits and highly liquid investments with an original maturity of up to three month that are readily convertible into cash and which are subject to an insignificant risk of changes in value.

y.	Recent accounting pronouncements not yet adopted by the Company

New Accounting pronouncements affecting amounts reported and /or disclosures in the financial statements.

Accounting Standard	Description	Applicable date
Amendments to IFRS 9, IAS 39, IFRS 7, IFRS 4 and IFRS 16	Interest Rate Benchmark Reform	January 1, 2021
Amendments to IFRS 3	Reference to the conceptual framework	January 1, 2022
Amendments to IAS 16	Proceeds before intended use	January 1, 2022
Amendments to IAS 37	Onerous Contracts — Cost of Fulfilling a Contract	January 1, 2022
Amendments to IAS 1	Classification of Liabilities as Current or Non-Current	January 1, 2023
IFRS 17	Insurance Contracts	January 1, 2023

The amendments in Interest Rate Benchmark Reform — Phase 2 (Amendments to IFRS 9, IAS 39, IFRS 7, IFRS 4 and IFRS 16)

In August 2020, the International Accounting Standards Board (Board) issued Interest Rate Benchmark Reform—Phase 2, which amends IFRS 9 Financial Instruments, IAS 39 Financial Instruments: Recognition and Measurement, IFRS 7 Financial Instruments: Disclosures, IFRS 4 Insurance Contracts and IFRS 16 Leases. The amendments complement the earlier amendments issued in 2019 and focus on the effects on financial statements when a company replaces the old interest rate benchmark with an alternative benchmark rate as a result of the reform.

The amendments address issues that might affect financial reporting as a result of the reform of an interest rate benchmark, including the effects of changes to contractual cash flows or hedging relationships arising from the replacement of an interest rate benchmark with an alternative benchmark rate. The amendments provide practical relief from certain requirements in IFRS 9, IAS 39, IFRS 7, IFRS 4 and IFRS 16 relating to changes in the basis for determining contractual cash flows of financial assets, financial liabilities and lease liabilities; and hedge accounting.

The amendments will require an entity to account for a change in the basis for determining the contractual cash flows of a financial asset or financial liability that is required by interest rate benchmark reform by updating the effective interest rate of the financial asset or financial liability.

These amendments also permit changes required by interest rate benchmark reform to be made to hedge designations and hedge documentation without the hedging relationship being discontinued.

The amendments are effective for annual periods beginning on or after January 1, 2021. The Company is assessing probable impact in its financial statements on adoption of these amendments.

Amendments to IFRS 3 – Reference to the conceptual framework

In 2018, the IASB issued a revised Conceptual Framework and most references to the Framework included in IFRS Standards were updated to the 2018 Conceptual Framework at that time. However, one paragraph of IFRS 3 continued to refer to the 1989 Framework, as updating this paragraph could have caused conflicts for entities applying IFRS 3.

Potential conflicts occur as the definition of assets and liabilities in the 2018 Conceptual Framework differ from those in the 1989 Framework potentially leading to day 2 gains or losses post-acquisition for some balances recognised.

In the ED, the IASB identified three possible amendments to IFRS 3 that would update IFRS 3 without significantly changing its requirements. These amendments have now been finalized.

The amendments update IFRS 3 so that it refers to the 2018 Conceptual Framework instead of the 1989 Framework. They also add to IFRS 3 a requirement that, for obligations within the scope of IAS 37, an acquirer applies IAS 37 to determine whether at the acquisition date a present obligation exists as a result of past events. For a levy that would be within the scope of IFRIC 21 Levies, the acquirer applies IFRIC 21 to determine whether the obligating event that gives rise to a liability to pay the levy has occurred by the acquisition date.

Finally, the IASB adds to IFRS 3 an explicit statement that an acquirer does not recognise contingent assets acquired in a business combination.

The standard is effective for annual periods beginning on or after January 1, 2022 with early application permitted. The Company is assessing probable impact in its financial statements on adoption of these amendments.

Amendments to IAS 16 – Property, Plant and Equipment - Proceeds before intended use

IAS 16 specifies that directly attributable costs include the costs of testing whether an asset is functioning properly, after deducting the net proceeds from selling items produced while bringing the asset to the location and condition necessary for it to be capable of operating in the manner intended by management.

The IASB decided to amend IAS 16 to prohibit deducting from the cost of an item of property, plant and equipment any proceeds from selling items produced before that asset is available for use, i.e. proceeds while bringing the asset to the location and condition necessary for it to be capable of operating in the manner intended by management. Consequently, an entity recognises such sales proceeds and related costs in profit or loss. The entity measures the cost of those items in accordance with IAS 2 Inventories.

The IASB also decided to clarify the meaning of ‘testing whether an asset is functioning properly’. IAS 16 now specifies this as assessing whether the technical and physical performance of the asset is such that it is capable of being used in the production or supply of goods or services, for rental to others, or for administrative purposes.

If not presented separately in the statement of comprehensive income, the financial statements shall disclose the amounts of proceeds and cost included in profit or loss that relate to items produced that are not an output of the entity’s ordinary activities, and which line item(s) in the statement of comprehensive income include(s) such proceeds and cost.

The amendments are effective for annual periods beginning on or after January 1, 2022. Early application is permitted. The Company is assessing probable impact in its financial statements on adoption of these amendments.

Amendments to IAS 37 – Onerous Contracts—Cost of Fulfilling a Contract

IAS 37 does not give any guidance on which costs an entity considers in assessing whether a contract is onerous. For some contracts, differing interpretations of the onerous contract requirements in IAS 37 could have a material effect on entities that enter into those contracts.

The IASB decided to amend IAS 37 by specifying that the ‘cost of fulfilling’ a contract comprises the ‘costs that relate directly to the contract’. Costs that relate directly to a contract consist of both the incremental costs of fulfilling that contract (examples would be direct labour or materials) and an allocation of other costs that relate directly to fulfilling contracts (an example would be the allocation of the depreciation charge for an item of property, plant and equipment used in fulfilling the contract).

The amendments are effective for annual periods beginning on or after January 1, 2022. Early application is permitted. The Company is assessing probable impact in its financial statements on adoption of these amendments.

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

The consolidated financial statements have been presented in Indian rupees (“Rs.”), Tata Motors Limited’s functional currency. For the convenience of the reader, the financial statements as at and for the year ended March 31, 2020, have been translated into U.S. dollars at US$1.00 = Rs.73.11 based on fixing rate in the City of Mumbai on March 31, 2021, for cable transfers in Indian rupees as published by the Foreign Exchange Dealers’ Association of India (FEDAI). Such translation should not be construed as representation that the rupee amounts have been or could be converted into U.S. dollars at that or any other rate, or at all.

3.	Cash and cash equivalents

Cash and cash equivalents consist of the following:

	As at March 31,
	2021		2021		2020
	(In millions)
Cash balances	US$	1.5	Rs.	111.1	Rs.	69.6
Balances with banks (including deposits with original maturity of up to three months)		4,334.4		316,889.0		184,608.4

Total	US$	4,335.9	Rs.	317,000.1	Rs.	184,678.0

4.	Finance receivables

Finance receivables consist of vehicle loans, the details of which are as follows:

	As at March 31,
	2021		2021		2020
	(In millions)
Finance receivables	US$	4,919.0	Rs.	359,625.9	Rs.	317,304.4
Less: allowance for credit losses		170.7		12,476.8		6,513.7

Total	US$	4,748.3	Rs.	347,149.1	Rs.	310,790.7

Current portion		2,444.0		178,680.9		142,452.9
Non-current portion		2,304.3		168,468.2		168,337.8

Total	US$	4,748.3	Rs.	347,149.1	Rs.	310,790.7

Changes in the allowance for credit losses in finance receivables are as follows:

	Year ended March 31,
	2021		2021		2020		2019
	(In millions)
Balance at the beginning	US$	89.1	Rs.	6,513.7	Rs.	8,330.5	Rs.	11,717.9
Effect of IFRS 9 transition		—		—		—		177.8
Allowances made during the year		131.1		9,579.4		6,602.1		3,202.4
Written off		(49.5)		(3,616.3)		(8,418.9)		(6,767.6)

Balance at the end	US$	170.7	Rs.	12,476.8	Rs.	6,513.7	Rs.	8,330.5

5.	Allowance for trade and other receivables

Change in the allowances for trade and other receivables are as follows:

	Year ended March 31,
	2021		2021		2020		2019
	(In millions)
Balance at the beginning	US$	186.1	Rs.	13,606.8	Rs.	12,720.9	Rs.	14,776.2
Allowances made during the year		6.8		500.1		1,528.5		2,141.9
Written off		(20.5)		(1,501.6)		(741.9)		(3,974.4)
Currency translation		1.9		138.5		99.3		(353.3)
Reversal of/(classified as) held for sale		—		—		—		130.5

Balance at the end	US$	174.3	Rs.	12,743.8	Rs.	13,606.8	Rs.	12,720.9

6.	Other Investments - non-current

	As at March 31,
	2021		2021		2020
	(In millions)
(a) Investments - measured at Fair value through Other Comprehensive Income
Equity shares (quoted)	US$	68.3	Rs.	4,993.9	Rs.	1,586.8
Equity shares (unquoted)		79.4		5,807.7		4,505.1

Total	US$	147.7	Rs.	10,801.6	Rs.	6,091.9

(b) Investments - measured at Fair value through profit or loss
Equity shares (quoted)	US$	—	Rs.	—	Rs.	1,577.9
Non-cumulative redeemable preference shares		0.1		4.0		4.0
Cumulative redeemable preference shares		0.2		15.0		15.0
Equity shares (unquoted)		25.1		1,838.3		1,603.9
Convertible debentures		12.8		937.3		877.1
Others		1.2		86.8		110.7

Total	US$	39.4	Rs.	2,881.4	Rs.	4,188.6

Total (a+b)	US$	187.1	Rs.	13,683.0	Rs.	10,280.5

7.	Other Investments - current

	As at March 31,
	2021		2021		2020
	(In millions)
(a) Investments - measured at Fair value through profit and loss
Mutual funds	US$	406.6	Rs.	29,723.4	Rs.	15,069.3

Total	US$	406.6	Rs.	29,723.4	Rs.	15,069.3

(b) Investments - measured at amortized cost Unquoted:
Mutual funds	US$	2,199.3	Rs.	160,788.4	Rs.	93,546.0

Total	US$	2,199.3	Rs.	160,788.4	Rs.	93,546.0

Total (a+b)	US$	2,605.9	Rs.	190,511.8	Rs.	108,615.3

8.	Other financial assets - current

Other financial assets - current consist of the following:

	As at March 31,
	2021		2021		2020
	(In millions)
Derivative financial instruments	US$	390.0	Rs.	28,514.2	Rs.	23,913.0
Loans to channel partners		27.7		2,023.7		1,487.6
Advances and other receivables recoverable in cash		462.4		33,807.4		25,214.3
Inter corporate deposits		0.6		43.0		46.9
Government grant receivables		76.7		5,610.2		4,296.9
Restricted bank deposits		102.1		7,464.5		4,297.0
Lease receivables		3.3		238.6		6.0
Others		—		—		252.5

Total	US$	1,062.8	Rs.	77,701.6	Rs.	59,514.2

Restricted bank deposits include Rs.4,912.7 million and Rs. 2,996.9 million as at March 31, 2021 and 2020, respectively, held as security in relation to interest and repayment of borrowings. Out of these deposits, Rs.1,744.4 million and Rs. 1,015.1 million as at March 31, 2021 and 2020, respectively, are pledged till the maturity of the respective borrowings.

As at March 31, 2021, restricted deposits includes Rs. 734.7 million (as at March 31, 2020 Rs. Nil) towards Company’s contribution for Family Pension from October 1, 2019, in lieu of Tata Motors Pension Trust exemption surrender application pending with Employee Provident Fund Organization. Subsequent to the year end, these balances are transferred to Tata Motors Pension Trust.

9.	Other financial assets Non-current

Other financial assets - non-current consist of the following:

	As at March 31,
	2021		2021		2020
	(In millions)
Derivative financial instruments	US$	446.1	Rs.	32,612.2	Rs.	22,911.6
Loans to channel partners		96.6		7,063.5		5,574.2
Advance and other receivables recoverable in cash		104.1		7,611.3		9,747.0
Margin money with banks		73.1		5,346.8		7,865.1
Government grants receivables		91.1		6,656.7		5,781.9
Loans to employees		3.4		246.0		286.7
Restricted deposits		44.4		3,244.6		839.5
Others		101.3		7,404.6		2,317.5

Total	US$	960.1	Rs.	70,185.7	Rs.	55,323.5

Margin money with banks is restricted cash deposits and consists of collateral provided for transfer of finance receivables.

Restricted deposits as at March 31, 2021 and 2020, include Rs. 475.5 million and Rs. 561.2 million, respectively held as a financial deposit in relation to ongoing legal cases.

10.	Inventories

Inventories consist of the following:

	As at March 31,
	2021		2021		2020
	(In millions)
Raw materials, components and consumables	US$	603.4	Rs.	44,113.0	Rs.	32,776.1
Work-in-progress		598.2		43,734.8		45,502.9
Finished goods		3,734.3		273,017.2		296,248.8

Total	US$	4,935.9	Rs.	360,865.0	Rs.	374,527.8

Inventories of finished goods include Rs. 41,716.9 million and Rs. 43,587.1 million as at March 31, 2021 and 2020, respectively relating to vehicles sold subject to repurchase arrangements.

Cost of inventories (including cost of purchased products) recognized as expense during the years ended March 31, 2021, 2020 and 2019, amounted to Rs. 1,823,608.8 million, Rs. 1,966,210.7 million and Rs. 2,283,424.2 million, respectively.

During the years ended March 31, 2021, 2020 and 2019, the Company recorded inventory write-down expenses of Rs. 1,291.9 million, Rs. 3,208.1 million and Rs. 6,086.3 million, respectively.

11.	Other current assets

Other current assets consist of the following:

	As at March 31,
	2021		2021		2020
	(In millions)
Advances to suppliers and contractors	US$	70.8	Rs.	5,175.5	Rs.	5,059.7
Taxes recoverable, statutory deposits and dues from government		571.2		41,751.7		42,291.5
Prepaid expenses		166.9		12,201.3		12,180.7
Employee benefits		6.0		439.3		31.0
Others		46.8		3,420.4		3,090.6

Total	US$	861.7	Rs.	62,988.2	Rs.	62,653.5

12.	Other non-current assets

Other non-current assets consist of the following:

	As at March 31,
	2021		2021		2020
	(In millions)
Taxes recoverable, statutory deposits and dues from government	US$	124.2	Rs.	9,083.5	Rs.	7,137.1
Prepaid expenses		25.0		1,831.0		848.6
Employee benefits		0.7		50.9		38,210.8
Others		39.9		2,920.1		3,748.6

Total	US$	189.8	Rs.	13,885.5	Rs.	49,945.1

13.	Property, plant and equipment

Property, plant and equipment consists of the following:

	Land and buildings		Plant and equipment		Vehicles		Computers		Furniture and fixtures		Heritage Assets		Capital work- in- progress		Total
	(In millions)
Cost as at April 1, 2020	Rs.	295,033.7	Rs.	1,215,337.7	Rs.	6,146.1	Rs.	27,159.4	Rs.	17,571.2	Rs.	3,762.3	Rs.	89,046.8	Rs.	1,654,057.1
Additions		3,959.5		76,015.8		1,262.8		470.2		284.6		—		94,659.8		176,652.7
Transferred to gross block		—		—		—		—		—		—		(81,144.2)		(81,144.2)
Addition through business aquisitions		—		0.7		3.0		0.9		2.3		—		—		6.9
Impairment of assets- reimagine (refer note 46)		—		—		—		—		—		—		(22,978.4)		(22,978.4)
Reversal of impairment loss (refer note 18(a))		—		—		—		—		—		—		214.7		214.7
Currency translation		16,911.4		70,040.3		137.4		1,346.3		995.6		147.4		5,289.1		94,867.5
Disposals/Adjustments		(839.7)		(4,764.1)		(852.2)		(1,544.7)		(743.7)		(372.8)		—		(9,117.2)

Cost as at March 31, 2021		315,064.9		1,356,630.4		6,697.1		27,432.1		18,110.0		3,536.9		85,087.8		1,812,559.1

Accumulated Depreciation as at April 1, 2020		(54,484.5)		(752,693.4)		(2,718.1)		(16,171.0)		(10,925.7)		(1,670.9)		—		(838,663.6)
Depreciation for the year		(12,180.3)		(91,022.9)		(1,222.9)		(2,189.3)		(1,048.6)		—		—		(107,664.0)
Addition through business aquisitions		—		(0.3)		(0.4)		(0.4)		(0.3)		—		—		(1.4)
Reversal of impairment loss (refer note 18 (a))		178.6		1,473.1		4.2		8.7		2.0		—		—		1,666.6
Currency translation		(3,193.9)		(45,760.5)		(68.2)		(624.7)		(582.9)		—		—		(50,230.2)
Writeoff/impairment of assets		(395.2)		(239.1)		—		(4.5)		—		—		—		(638.8)
Disposals/Adjustments		434.2		2,990.3		515.5		1,442.3		630.8		—		—		6,013.1

Accumulated Depreciation as at March 31, 2021		(69,641.1)		(885,252.8)		(3,489.9)		(17,538.9)		(11,924.7)		(1,670.9)		—		(989,518.3)

Net carrying amount as at March 31, 2021	Rs.	245,423.8	Rs.	471,377.6	Rs.	3,207.2	Rs.	9,893.2	Rs.	6,185.2	Rs.	1,866.0	Rs.	85,087.8	Rs.	823,040.8

															US$	11,257.6

	Land and buildings		Plant and equipment		Vehicles		Computers		Furniture and fixtures		Heritage Assets		Capital work- in- progress		Total
	(In millions)
Cost as at April 1, 2019	Rs.	259,382.6	Rs.	1,083,365.4	Rs.	4,498.6	Rs.	25,220.4	Rs.	16,255.1	Rs.	3,727.8	Rs.	87,996.3	Rs.	1,480,446.2
Adjustment on initial application of IFRS 16		(1,733.9)		(1,923.4)		—		(1,861.5)		(43.1)		—		—		(5,561.9)

Adjusted opening balance		257,648.7		1,081,442.0		4,498.6		23,358.9		16,212.0		3,727.8		87,996.3		1,474,884.3
Additions		27,534.1		108,941.6		2,105.5		3,442.2		1,332.7		—		35,918.3		179,274.4
Transferred to Gross Block		—		—		—		—		—		—		(35,654.4)		(35,654.4)
Addition through business aquisitions		53.0		11.6		0.3		—		6.0		—		—		70.9
Writeoff/impairment of assets		—		—		—		—		—		—		(1,336.5)		(1,336.5)
Currency translation		9,995.8		31,673.1		58.6		653.1		486.9		121.2		2,123.0		45,111.7
Disposals/Adjustments		(197.9)		(6,730.6)		(516.9)		(294.8)		(466.5)		(86.7)		—		(8,293.4)

Cost as at March 31, 2020		295,033.7		1,215,337.7		6,146.1		27,159.4		17,571.2		3,762.3		89,046.8		1,654,057.1

Accumulated Depreciation as at April 1, 2019		(41,870.0)		(646,968.3)		(2,224.7)		(15,850.3)		(9,612.7)		(1,616.9)		—		(718,142.9)
Adjustment on initial application of IFRS 16		420.8		1,444.3		—		1,805.7		23.7		—		—		3,694.5

Adjusted opening balance		(41,449.2)		(645,524.0)		(2,224.7)		(14,044.6)		(9,589.0)		(1,616.9)		—		(714,448.4)
Depreciation for the year		(11,152.5)		(89,308.5)		(933.9)		(2,001.9)		(1,197.1)		—		—		(104,593.9)
Currency translation		(1,820.9)		(18,630.4)		(31.3)		(319.6)		(266.0)		(54.0)		—		(21,122.2)
Writeoff/impairment of assets		(191.4)		(4,368.1)		(7.4)		(99.7)		(125.5)		—		—		(4,792.1)
Disposals/Adjustments		129.5		5,137.6		479.2		294.8		251.9		—		—		6,293.0

Accumulated Depreciation as at March 31, 2020		(54,484.5)		(752,693.4)		(2,718.1)		(16,171.0)		(10,925.7)		(1,670.9)		—	Rs.	(838,663.6)

Net carrying amount as at March 31, 2020	Rs.	240,549.2	Rs.	462,644.3	Rs.	3,428.0	Rs.	10,988.4	Rs.	6,645.5	Rs.	2,091.4	Rs.	89,046.8	Rs.	815,393.5

14.	Leases

The Company leases a number of buildings, plant and equipment, IT hardware and software assets, certain of which have a renewal and/or purchase option in the normal course of the business. Extension and termination options are included in a number of leases across the Company. The majority of extension and termination options held are exercisable only by the Company and not by the respective lessor. The Company assesses at lease commencement whether it is reasonably certain to exercise the extension or termination option. The Company re-assesses whether it is reasonably certain to exercise options if there is a significant event or significant change in circumstances within its control. It is recognised that there is potential for lease term assumptions to change in the future due to the effects of the COVID-19 pandemic, and this will continue to be monitored by the Company where relevant. The Company’s leases mature between 2021 and 2049.

When measuring lease liability, the Company discounted lease payments using its incremental borrowing rate for the year ended March 31, 2021. The weighted-average rate applied is 7.97% p.a.

The following amounts are included in the Consolidated Balance Sheet:

	As at March 31,
	2021		2021		2020
	(In millions)
Current lease liabilities	US$	111.3	Rs.	8,140.0	Rs.	8,141.8
Non-current lease liabilities		740.3		54,120.6		51,629.4

Total lease liabilities	US$	851.6	Rs.	62,260.6	Rs.	59,771.2

The following amounts are recognised in the consolidated income statement:

	For the year ended March 31,
	2021		2021		2020
	(In millions)
Interest expense on lease liabilities	US$	67.8	Rs.	4,959.8	Rs.	4,692.5
Variable lease payment not included in the measurement of lease liabilities		—		0.6		29.8
Expenses related to short-term leases		13.0		949.1		1,553.4
Expenses related to low-value assets, excluding short-term leases of low-value assets	US$	10.4	Rs.	756.9	Rs.	695.6

Right of use assets consist of the following:
	Land		Buildings		Plant, machinery and equipments		Furniture, Fixtures and Office Appliances		Vehicles		Computers & other IT assets		Other Assets		Total
	(In millions)
Cost as at April 1, 2020	Rs.	2,731.4	Rs.	60,031.8	Rs.	11,777.1	Rs.	1,330.1	Rs.	1,023.5	Rs.	3,361.4	Rs.	361.5	Rs.	80,616.8
Additions		206.6		6,728.7		2,902.3		17.4		670.9		671.8		8.3		11,206.0
Disposals/Adjustments		—		(1,169.8)		(1,128.2)		—		(10.8)		—		—		(2,308.8)
Currency translation		122.1		4,060.0		494.7		67.3		70.1		131.4		28.3		4,973.9

Cost as at March 31, 2021		3,060.1		69,650.7		14,045.9		1,414.8		1,753.7		4,164.6		398.1		94,487.9

Accumulated amortisation as at April 1, 2020		(353.8)		(9,961.1)		(4,081.4)		(139.8)		(340.9)		(2,579.4)		(91.9)		(17,548.3)
Amortisation for the year		(428.7)		(7,198.2)		(2,649.8)		(144.7)		(532.7)		(727.0)		(93.2)		(11,774.3)
Amortisation - considered as employee cost		—		—		—		—		(27.5)		—		—		(27.5)
Reversal of impairment loss (refer note 18 (a))		—		19.1		101.3		—		—		0.1		—		120.5
Disposals/Adjustments		—		607.7		174.2		—		5.2		—		—		787.1
Currency translation		(36.0)		(725.2)		(245.6)		(8.2)		(31.5)		(81.4)		(10.7)		(1.138.6)

Accumulated amortisation as at March 31, 2021		(818.5)		(17,257.7)		(6,701.3)		(292.7)		(927.4)		(3,387.7)		(195.8)		(29,581.1)

Net carrying amount as at March 31, 2021	Rs.	2,241.6	Rs.	52,393.0	Rs.	7,344.6	Rs.	1,122.1	Rs.	826.3	Rs.	776.8	Rs.	202.3	Rs.	64,906.8

															US$	887.8

	Land		Buildings		Plant, machinery and equipments		Furniture, Fixtures and Office Appliances		Vehicles		Computers & other IT assets		Other Assets		Total
	(In millions)
Cost as at April 1, 2019	Rs.	—	Rs.	—	Rs.	—	Rs.	—	Rs.	—	Rs.	—	Rs.	—	Rs.	—
Adjustment on initial application of IFRS 16		2,673.9		Rs.52,049.9		Rs.7,867.0		Rs.43.3		Rs.178.6		Rs.3,033.3		Rs.349.8		Rs.66,195.8
Additions		—		7,578.2		3,684.1		1,199.2		823.0		281.1		—		13,565.6
Disposals/Adjustments		—		(1,443.0)		—		—		(14.1)		—		—		(1,457.1)
Currency translation		57.5		1,846.7		226.0		87.6		36.0		47.0		11.7		2,312.5

Cost as at March 31, 2020		2,731.4		60,031.8		11,777.1		1,330.1		1,023.5		3,361.4		361.5		80,616.8

Accumulated amortisation as at April 1, 2019
Adjustment on initial application of IFRS 16		(1.5)		(396.5)		(1,427.0)		(23.7)		—		(1,805.7)		—		(3,654.4)
Amortisation for the year		(339.0)		(7,101.9)		(2,444.5)		(109.9)		(336.1)		(745.1)		(88.3)		(11,164.80)
Impairment of Asset		—		(2,539.8)		(114.8)		—		—		(0.3)		—		(2,654.9)
Disposals/Adjustments		—		299.6		—		—		8.6		—		—		308.2
Currency translation		(13.3)		(222.5)		(95.1)		(6.2)		(13.4)		(28.3)		(3.6)		(382.4)

Accumulated amortisation as at March 31, 2020		(353.8)		(9,961.1)		(4,081.4)		(139.8)		(340.9)		(2,579.4)		(91.9)		(17,548.3)

Net carrying amount as at March 31, 2020	Rs.	2,377.6	Rs.	50,070.7	Rs.	7,695.7	Rs.	1,190.3	Rs.	682.6	Rs.	782.0	Rs.	269.6	Rs.	63,068.5

The Company has committed towards leases of Plant, Machinery and Equipments which have not yet commenced for Rs. 300.0 million as on March 31, 2021 (Rs. 1,710.0 million as on March 31, 2020). There are no leases with residual value guarantees.

15.	Goodwill

	As at March 31,
	2021		2021	2020
	(In millions)
Balance as on April 1,2020	US$	106.3	Rs.7,770.6	Rs.7,478.7
Impairment (refer note 18 (c))		—	—	(83.1)
Currency translation		3.6	266.6	375.0

Balance as on March 31,2021	US$	109.9	Rs.8,037.2	Rs.7,770.6

As at March 31, 2021, goodwill of Rs.990.9 million and Rs.7,046.3 million relates to the “ passenger vehicles – automotive and related activity segment (Tata and other brand vehicles)” and “others” segment, respectively. As at March 31, 2020, goodwill of Rs.990.9 million and Rs.6,779.7 million relates to the “ passenger vehicles – automotive and related activity segment (Tata and other brand vehicles)” and “others” segment, respectively.

As at March 31, 2021, goodwill of Rs.7,046.3 million has been allocated to software consultancy and service cash generating unit. The recoverable amount of the cash generating unit has been determined based on value in use. Value in use has been determined based on future cash flows, after considering current economic conditions and trends, estimated future operating results, rates and anticipated future economic conditions.

As at March 31, 2021, the estimated cash flows for a period of 5 years were developed using internal forecasts, and a pre-tax discount rate of 13.30%.The cash flows beyond 5 years have been extrapolated assuming 2% terminal growth rates. The management believes that any reasonably possible change in the key assumptions would not cause the carrying amount to exceed the recoverable amount of the cash generating unit.

16.	Intangible assets

Intangible assets consist of the following:

	Software		Patents and technological know how		Customer related		Intellectual property rights and other intangibles		Product development		Indefinite life trademarks and brands		Intangible Assets under development		Total
	(In millions)
Cost as at April 1, 2020	Rs.	81,722.8	Rs.	16,248.8	Rs.	6,161.0	Rs.	5,578.9	Rs.	806,853.2	Rs.	55,966.1	Rs.	245,261.4	Rs.	1,217,792.2
Additions		8,448.6		7.9		—		—		53,251.7		—		78,662.6		140,370.8
Capitalised product development		—		—		—		—		—		—		(156,019.7)		(156,019.7)
Additions through business acquisitions		11.0		—		—		—		—		—		—		11.0
Disposal /Adjustment		(17.3)		—		—		—		—		—		—		(17.3)
Reversal for impairment loss (refer note 18(a))		—		—		—		—		—		—		364.3		364.3
Impairement of assets - Reimagine (refer note 46)		—		—		—		—		—		—		(73,082.7)		(73,082.7)
Currency translation		6,063.9		1,064.9		466.8		4,714.0		151,511.0		—		27,498.4		191,319.0
Fully amortized not in use		(229.4)		—		—		—		—		—		—		(229.4)

Cost as at March 31, 2021		95,999.6		17,321.6		6,627.8		10,292.9		1,011,615.9		55,966.1		122,684.3		1,320,508.2

Accumulated amortization at April 1, 2020		(56,702.7)		(14,815.9)		(4,054.1)		(2,488.6)		(461,876.5)		(13,309.9)		—		(553,247.7)
Amortization for the year		(8,297.4)		(246.9)		(248.0)		(268.3)		(101,139.3)		—		—		(110,199.9)
Additions through business acquisitions		(2.0)		—		—		—		—		—		—		(2.0)
Reversal of impairment loss (refer note 18 (a))		—		—		—		—		1,347.4		—		—		1,347.4
Disposal /Adjustment		(2.4)		—		—		—		—		—		—		(2.4)
Currency translation		(4,256.4)		(1,061.1)		(317.6)		(1,205.2)		(37,309.4)		—		—		(44,149.7)
Fully amortized not in use		229.4		—		—		—		—		—		—		229.4

Accumulated amortization at March 31, 2021		(69,031.5)		(16,123.9)		(4,619.7)		(3,962.1)		(598,977.8)		(13,309.9)		—		(706,024.9)

Net carrying amount as at March 31, 2021	Rs.	26,968.1	Rs.	1,197.7	Rs.	2,008.1	Rs.	6,330.8	Rs.	412,638.1	Rs.	42,656.2	Rs.	122,684.3	Rs.	614,483.3

															US$	8,404.9

Cost as at April 1, 2019	Rs.	67,681.8	Rs.	14,595.0	Rs.	5,980.0	Rs.	3,546.9	Rs.	697,541.0	Rs.	55,966.1	Rs.	219,713.6	Rs.	1,065,024.4
Additions		11,791.7		1,208.1		—		2.2		127,782.2		—		158,030.8		298,815.0
Capitalised product development		—		—		—		—		—		—		(139,417.4)		(139,417.4)
Additions through business acquisitions		—		—		—		103.2		—		—		—		103.2
Write down/impairment of assets		—		—		—		—		—		—		(767.1)		(767.1)
Currency translation		2,653.9		445.7		181.0		1,926.6		23,127.6		—		7,701.5		36,036.3
Fully amortized not in use		(404.6)		—		—		—		(41,597.6)		—		—		(42,002.2)

Cost as at March 31, 2020		81,722.8		16,248.8		6,161.0		5,578.9		806,853.2		55,966.1		245,261.4		1,217,792.2

Accumulated amortization at April 1, 2019		(46,300.8)		(13,972.1)		(3,699.7)		(1,765.1)		(405,420.9)		(13,309.9)		—		(484,468.5)
Amortization for the year		(9,075.8)		(399.3)		(228.9)		(253.6)		(81,915.8)		—		—		(91,873.4)
Write down/impairment of assets		(4.5)		—		—		—		(1,702.0)		—		—		(1,706.5)
Currency translation		(1,726.2)		(444.5)		(125.5)		(469.9)		(14,435.2)		—		—		(17,201.3)
Fully amortized not in use		404.6		—		—		—		41,597.4		—		—		42,002.0

Accumulated amortization at March 31, 2020		(56,702.7)		(14,815.9)		(4,054.1)		(2,488.6)		(461,876.5)		(13,309.9)		—		(553,247.7)

Net carrying amount as at March 31, 2020	Rs.	25,020.1	Rs.	1,432.9	Rs.	2,106.9	Rs.	3,090.3	Rs.	344,976.7	Rs.	42,656.2	Rs.	245,261.4	Rs.	664,544.5

1.

The useful life of trademarks and brands in respect of the acquired Jaguar Land Rover businesses have been determined to be indefinite as the Company expects to generate future economic benefits indefinitely from these assets.

2.

During the year ended March 31, 2014, legislation was enacted that allows United Kingdom (UK) companies to elect for the Research and Development Expenditure Credit (RDEC) on qualifying expenditures incurred since April 1, 2013, instead of the existing super-deduction rules. As a result of this election by the Company’s subsidiary in the UK, Rs. 4,463.9 million, Rs. 4,236.1 million and Rs. 8,350.6 million of the RDEC, for the years ended March 31, 2021, 2020 and 2019 respectively, the proportion relating to capitalized product development expenditure, have been off set against these assets. The remaining Rs. 3,978.7 million, Rs. 4,957.1 million and Rs. 1,601.5 million for the years ended March 31, 2021, 2020 and 2019 respectively, have been recognized as miscellaneous income, a component of other income/(loss) (net).

17.	Impairment of Jaguar Land Rover Business

The operations of its subsidiary Jaguar Land Rover (JLR), excluding equity accounted investments, represents a single cash-generating unit (“CGU”). This is because of the closely connected nature of the cash flows and the degree of integrated development and manufacturing activities.

In response to the annual requirement of accounting standard, and the impact of Reimagine, management performed an impairment assessment of its JLR cash generating unit (CGU) as at March 31, 2021.

For the year ended March 31, 2021 assessment, the recoverable value was determined using the value in use (“VIU”) approach. No impairment was identified as the CGU recoverable amount exceeded its carrying amount by Rs. 272,066.9 million (Rs. 35,543.1 million in the year ended March 31, 2020). The impairment loss recorded in the previous year was not reversed because the underlying reasons for the increased headroom do not support this. The increase in headroom is more related to unwinding of the discount rate and asset write-offs than an improvement in the underlying performance of the business when compared against the assumed performance at the date of impairment.

JLR has considered it appropriate to undertake the impairment assessment with reference to the latest business plan that was in effect as at the reporting date. The business plan includes a five-year cash flow forecast and contains growth rates that are primarily a function of the JLR’s Cycle Plan assumptions, historic performance and management’s expectation of future market developments through to 2025/26.

In forecasting the future cash flows management have given due consideration to the risks that have arisen due to the current economic uncertainty.

JLR used a long term growth rate of 1.9% (1.9% in the years ended in March 31, 2020 and March 31, 2019) to extrapolate cash flow projections beyond the period covered by the business plan and a pre-tax discount rate of 13.6% (12.5% in the year ended in March 31, 2020 and 11.8% in the year ended in March 31, 2019).

The approach and key assumptions used to determine the CGU VIU were as follows:

•

Terminal value variable profit – Due to the importance of product mix to the business’ cash flow the management consider variable profit to be a key assumption. Whilst years 1 to 5 of the business plan is largely driven from the existing portfolio, management’s Reimagine strategy results in a change in product portfolio in the outer years of the business plan. When considering the cash flows to model into perpetuity, it is therefore necessary to derive a steady-state variable profit value based on this change, the business plan volume set and associated implied variable profit levels;

•

Terminal value capital expenditure – The 5-year cash flows timing and amount are based on the latest Cycle Plan. The terminal value has been derived basis the management’s best estimate of a maintenance level of capital expenditure which has been derived from depreciation and amortisation expectations and funding requirements in responses to longer-term industry trends which are anticipated in the VIU calculation.

Sensitivity to Key Assumptions

The key assumptions that impact the value in use are those that

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

The value of key assumptions used to calculate the recoverable amount are as follows:

	As at March 31,
	2021	2020
Terminal value variable profit (%GVR)	21.4%	19.7%
Terminal value capital expenditures (%GVR)	8.9%	9.1%

Long term growth rate and discount rate were not considered key assumptions in the year ended in March 31, 2021 as they are not driving significant changes to the recoverable amount when flexed under reasonably possible outcomes.

The table below shows the amount by which the value assigned to the key assumptions must change for the recoverable amount of the CGU to be equal to its carrying amount:

	As at March 31,
	2021		2020
	Revised Assumption	% Change	Revised Assumption	% Change
Terminal value variable profit (%GVR)	20.1%	-6.3%	19.5%	-0.9%
Terminal value capital expenditures (%GVR)	10.2%	15.1%	9.3%	1.9%

FY19 disclosures with no FY21 or FY20 equivalent

In the impairment assessment performed by the company as at March 31, 2019, the recoverable value was determined based on value in use (“VIU”), which was marginally higher than the fair value less cost of disposal (“FVLCD”) of the relevant assets of the CGU.

The recoverable amount was lower than the carrying value of the CGU, and this resulted in an impairment charge of Rs. 278,379.1 million (GBP 3,105 million) being recognized for the year ended March 31, 2019.

The impairment loss of Rs. 278,379.1 million (GBP 3,105 million) has been allocated initially against goodwill of Rs. 81.1 million (GBP 1 million) and the relevant assets, and thereafter the residual amount has been allocated on a pro-rated basis. This has resulted in Rs. 125,130.9 million (GBP 1,396 million) allocated against tangible assets and Rs. 153,167.1 million (GBP 1,709 million) allocated against intangible assets.

18.	Impairment losses/(reversal) for Passenger Vehicle segment and other provisions

(a)	Impairment of Passenger Vehicle segment

In response to the annual requirement of accounting standard, the Company performed an impairment assessment of its Passenger Vehicles CGU, including an assessment if there are any triggers for reversal of previously recognised impairment loss.

As at March 31, 2020, the Company assessed the recoverable value for this CGU, due to refresh of its strategy in response to change in market conditions on account of various factors (economic environment, demand forecasts etc.) including COVID 19 pandemic. The recoverable value determined by Fair Value less Cost of Disposal (‘FVLCD’) was lower than the carrying value of the CGU and this resulted in an impairment charge for the year ended March 31, 2020.

As at March 31, 2021, the Company identified certain triggers for reversal of the previously recorded impairment based on both external and internal indicators. Accordingly, the Company reassessed its estimates and determined the recoverable value for this CGU considering the significant improvement in the performance and outlook of the business when compared with the assumed performance at the time when the impairment loss was recorded. Based on this reassessment, the Company has reversed the initially recognised impairment for this CGU.

The key drivers for this improved performance include:

1	New and Improved product portfolio

2	Product positioning in segments where the Company did not have a presence earlier

3	Revamp of dealer and service network

4	Capacity de-bottlenecking

5	Cost reduction initiatives

In addition to the above, the post COVID pent up demand was a tailwind and the changing consumer preference towards personal mobility as well as changes to the economic outlook have improved the outlook on the industry. A combination of these factors enabled the Company to enhance it’s market share to 8.1% for the year ended March 31, 2021 as compared to 4.8% for the year ended March 31, 2020.

The recoverable value was determined using the Fair value less cost of disposal (“FVLCD”). CGU’s FVLCD has been valued using Comparable Company Market Multiple method (CCM). The average of enterprise value to sales multiple of Comparable Companies applied to actual sales of the CGU for year ended March 31, 2021 has been considered as the FVLCD as per CCM. The fair value of the CGU is as follows:

	As at March 31,
	2021	2020
	(in millions)
Recoverable amount	146,186.0	91,203.1

The approach and key (unobservable) assumptions used to determine the CGU’s FVLCD were as follows:

The carrying value of the CGU was Rs.49,109.9 million as at March 31, 2021, compared with the recoverable value of Rs. 146,186.0 million, determined by FVCLD and Rs.105,880.0 million as per VIU.

	As at March 31,
	2021	2020
Enterprise value to Sales multiple	1.27	0.75

The impairment loss recognised in the year ended March 31, 2020 and its subsequent reversal in the year ended March 31, 2021 was as follows:

	As at March 31,
	2021	2020
	(in millions)
Property, plant and equipment (refer note 13)	(1,881.3)	2,215.0
Right of use assets (refer note 14)	(120.5)	144.3
Other intangible assets (refer note 16)	(1,711.7)	2,095.5

Total	(3,713.5)	4,454.8

Sensitivity to key assumptions

The change in the following assumptions used in the impairment review would, in isolation, lead to a change in FVCLD as at March 31, 2021 (although it should be noted that these sensitivities do not take account of potential mitigating actions):

	As at March 31,
	2021	2020
	(in millions)
Decrease in Enterprise value (EV) to Sales multiple by 10%	14,618.6	9,120.3

(b)	Other provisions

During the year ended March 31, 2020, a provision has been recognized for certain supplier contracts ranging from 5 to 10 years, which have become onerous, as the Company estimates that it will procure lower quantities than committed and the costs will exceed the future economic benefit.

As at March 31, 2021, the Company has reassessed the onerous provision created and based on revised volume projection a reversal of provision aggregating Rs.7,770.0 million has been accounted. During the year the Company has also made provision for estimated supplier claims of Rs. 1,140.0 million, which are under negotations with supplier.

(c)	Impairment of assets in subsidiaries

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

(ii)

The Company also assessed the recoverable value for goodwill, tax and certain other assets belonging to its subsidiary Trilix S.r.l as a result of current market conditions and reduced demand forecasts resulting in a possibility of non recovery of these assets according to Management’s estimates. The Company recognized an impairment charge of Rs. 557.1 million for the year ended March 31, 2020, which includes Rs. 83.1 million for goodwill and Rs. 461.7 million for current tax assets.

19.	Investments in equity accounted investees:

(a)	Associates:

The Company has no material associates as at March 31, 2021. The aggregate summarized financial information in respect of the Company’s immaterial associates that are accounted for using the equity method is set forth below.

	As at March 31,
	2021		2021		2020
	(In millions)
Carrying amount of the Company’s interest in associates	US$	139.9	Rs.	10,230.7	Rs.	10,362.3

	Year ended March 31,
	2021		2021		2020		2019
	(In millions)
Company’s share of profit/(loss) in associates *	US$	(2.2)	Rs.	(164.1)	Rs.	163.2	Rs.	1,110.6
Company’s share of other comprehensive income in associates		0.7		48.9		(33.7)		83.2
Company’s share of total comprehensive income in associates	US$	(1.6)	Rs.	(115.2)	Rs.	129.5	Rs.	1,193.8

(i)

Fair value of investment in an equity accounted associate for which published price quotation is available, which is a level 1 input, was Rs. 1,241.0 million and Rs. 890.1 million as at March 31, 2021 and 2020, respectively. The carrying amount as at March 31, 2021 and 2020, was Rs. 1,382.5 million and Rs. 1,431.1 million, respectively.

(b)	Joint ventures:

(i)	Details of the Company’s material joint venture as at March 31, 2021 are as follows:

	Principal activity	Principal place of the business	% holding as at March 31,
Name of joint venture			2021	2020
Chery Jaguar Land Rover Automotive Co. Limited (Chery)	Manufacture and assembly of vehicles	China	50%	50%

Chery is a limited liability company, whose legal form confers separation between the parties to the joint arrangement. There is no contractual arrangement or any other facts and circumstances that indicate that the parties to the joint venture have rights to the assets and obligations for the liabilities of the joint arrangement. Accordingly, Chery is classified as a joint venture. Chery is not publicly listed.

The following tables sets out the summarised financial information of Chery after adjusting for material differences in accounting policies:

	As at March 31,
	2021		2021		2020
	(In millions)
Current assets	US$	782.2	Rs.	57,187.6	Rs.	56,066.3
Non-current assets		1,994.4		145,811.8		146,863.8
Current liabilities		(1,880.8)		(137,502.0)		(126,162.0)
Non-current liabilities		(15.8)		(1,157.3)		(7,703.7)
The above amounts of assets and liabilities include the following:
Cash and cash equivalents		444.5		32,497.0		26,028.3
Current financial liabilities (excluding trade and other payables and provisions)		(690.7)		(50,495.7)		(54,635.8)
Other consolidation adjustments		(6.7)		(493.3)		(705.9)
Non-current financial liabilities (excluding trade and other payables and provisions)		(5.4)		(391.8)		(7,703.7)
Share of net assets of material joint venture		440.0		32,170.1		34,532.2
Carrying amount of the Company’s interest in joint venture	US$	433.3	Rs.	31,676.8	Rs.	33,826.3

	Year ended March 31,
	2021		2021		2020		2019
	(In millions)
Revenue	US$	2,470.0	Rs.	180,580.0	Rs.	116,090.2	Rs.	155,715.0
Net income/(loss)		(112.4)		(8,220.9)		(20,054.0)		1,119.5
Total comprehensive income for the year		(112.4)		(8,220.9)		(20,054.0)		1,119.5
The above net income includes the following:
Depreciation and amortization		272.2		19,898.1		18,047.3		18,857.6
Interest income		(9.9)		(720.8)		(1,223.7)		(1,092.0)
Interest expense (net)		27.8		2,030.8		2,223.4		1,266.3
Income tax credit/(expenses)	US$	41.9	Rs.	3,060.7	Rs.	5,053.6	Rs.	(578.1)

Reconciliation of above summarized financial information to the carrying amount of the interest in the joint venture recognized in the consolidated financial statements:

	As at March 31,
	2021		2021		2020
	(In millions)
Net assets of the joint venture	US$	880.0	Rs.	64,340.1	Rs.	69,064.4
Proportion of the Company’s interest in joint venture		440.0		32,170.1		34,532.2
Other consolidation adjustments		(6.7)		(493.3)		(705.9)

Carrying amount of the Company’s interest in joint venture	US$	433.3	Rs.	31,676.8	Rs.	33,826.3

During the year ended March 31, 2021, a dividend of Rs. Nil was received by a subsidiary in UK from Chery Jaguar Land Rover Automotive Co. Ltd. (2020: Rs. 6,063.9 million, 2019: Rs. 1,990.3 million) and an amount of Rs. Nil (2020: 6,063.9, 2019: Nil) was invested by UK subsidiary in Chery Jaguar Land Rover Automotive Co. Ltd.

(ii)	The aggregate summarized financial information in respect of the Company’s immaterial joint ventures that are accounted for using the equity method is set forth below.

	Year ended March 31,
	2021		2021		2020		2019
	(In millions)
Carrying amount of the Company’s interest in immaterial joint ventures	US$	1.4		Rs.100.4	Rs.	—	Rs.	—

	Year ended March 31,
	2021		2021		2020		2019
	(In millions)
Company’s share of profit/(loss) in immaterial joint ventures*	US$	—	Rs.	—	Rs.	—	Rs.	(25.0)
Company’s share of other comprehensive income in immaterial joint ventures		—		1.5		—		—
Company’s share of total comprehensive income in immaterial joint ventures	US$	—	Rs.	1.5	Rs.	—	Rs.	(25.0)

(c)	Summary of carrying amount of the Company’s interest in equity accounted investees:

	As at March 31,
	2021		2021		2020
			(In millions)
Carrying amount in immaterial associates	US$	139.9	Rs.	10,230.7	Rs.	10,362.6
Carrying amount in material joint venture		433.3		31,676.8		33,826.3
Carrying amount in immaterial joint venture		1.4		100.4		—

Total	US$	574.6	Rs.	42,007.9	Rs.	44,188.9

(d)	Summary of Company’s share of profit/(loss) in equity accounted investees:

	Year ended March 31,
	2021		2021		2020		2019
			(In millions)
Share of profit/(loss) in immaterial associates	US$	(2.2)	Rs.	(164.1)	Rs.	163.2	Rs.	1,110.6
Share of profit/(loss) in material joint venture		(56.2)		(4,110.5)		(10,027.0)		559.8
Share of profit/(loss) on other adjustments in material joint venture		6.6		485.0		(136.2)		449.6
Share of profit/(loss) in immaterial joint ventures		—		—		—		(25.0)

	US$	(51.8)	Rs.	(3,789.6)	Rs.	(10,000.0)	Rs.	2,095.0

(e)	Summary of Company’s share of other comprehensive income in equity accounted investees:

	Year ended March 31,
	2021		2021		2020		2019
	(In millions)
Share of other comprehensive income in immaterial associates	US$	0.4	Rs.	30.2	Rs.	(24.8)	Rs.	111.5
Currency translation - immaterial associates		0.3		18.7		(8.9)		(28.3)
Currency translation - material joint venture		20.2		1,479.9		1,035.0		(557.8)
Currency translation - immaterial joint ventures		—		1.5		—		—

	US$	20.9	Rs.	1,530.3	Rs.	1,001.3	Rs.	(474.6)

*

Company’s share of profit/(loss) of the equity accounted investees has been determined after giving effect for the subsequent amortization/depreciation and other adjustments arising on account of fair value adjustments made to the identifiable net assets of the equity accounted investee as at the date of acquisition and other adjustment arising under the equity method of accounting.

20.	Income taxes

The domestic and foreign components of net income before income tax:

	Year ended March 31,
	2021		2021		2020		2019
	(In millions)
Net income/(loss) before income taxes
India	US$	(392.6)	Rs.	(28,703.4)	Rs.	(57,230.3)	Rs.	27,429.8
Other than India		(1,203.9)		(88,023.9)		(52,109.3)		(344,982.9)

Total	US$	(1,596.5)	Rs.	(116,727.3)	Rs.	(109,339.6)	Rs.	(317,553.1)

The domestic and foreign components of income tax expense:
	Year ended March 31,
	2021		2021		2020		2019
	(In millions)
Current taxes
India	US$	18.7	Rs.	1,363.6		1,900.7	Rs.	5,034.3
Other than India		215.3		15,738.2		17,029.9		17,217.9
Deferred taxes
India		2.0		146.5		(1,363.0)		(3,241.9)
Other than India		111.6		8,162.4		(13,923.1)		(44,435.3)

Total income tax expense/(credit)	US$	347.6	Rs.	25,410.7	Rs.	3,644.5	Rs.	(25,425.0)

The reconciliation of income tax expense calculated as per tax rates applicable to individual entities with income tax expense/(credit) reported in the income statement is as follows:

	Year ended March 31,
	2021		2021		2020		2019
	(In millions)
Income/(loss) before income taxes	US$	(1,596.5)	Rs.	(116,727.3)	Rs.	(109,339.6)	Rs.	(317,553.1)
Income tax expense at tax rates applicable to individual entities		(309.4)		(22,615.8)		(26,033.5)		(54,712.2)
Additional deduction for patent, research and product development cost		0.2		16.6		(2,816.2)		(1,891.2)
Items (net) not deductible for tax /not liable to tax :
- foreign currency (gain)/loss relating to loans and deposits (net) (net), foreign currency (gain)/loss arising on account of Integral foreign operations.		0.7		49.5		474.5		(82.8)
- interest and other expenses relating to borrowings for investment		4.3		315.7		558.0		621.6
- Dividend from investments (other than subsidiaries, joint operations, equity accounted investees)		—		—		(69.2)		(15.5)
- Write-down of assets not qualifying for tax relief		58.8		4,295.6		—		—
- Others		8.7		634.7		1,505.0		—
Undistributed earnings of subsidiaries, joint operations and equity accounted investees		42.5		3,109.3		(855.6)		1,277.8
Deferred tax assets not recognized because realization is not probable		542.5		39,658.8		28,517.0		4,738.7
Utilization/credit of unrecognized tax losses, unabsorbed depreciation and other tax benefits		(47.5)		(3,471.6)		(3,240.2)		(7,016.4)
Previously recognized deferred tax assets written down on account of impairment of Jaguar Land Rover business		—		—		—		26,981.5
Previously recognised deferred tax assets written down		—		(1.0)		492.7		—
Profit on sale of investments in subsidiaries and Others		0.2		15.2		—		(932.0)
Tax on share of (profit)/loss of equity accounted investees (net)		10.2		744.9		1,913.5		(532.7)
Impact of change in statutory tax rates (refer note below)		12.7		929.6		3,973.5		4,540.4
Others		23.7		1,729.2		(775.0)		1,597.8

Income tax expense/(credit) reported in consolidated income statement	US$	347.6	Rs.	25,410.7	Rs.	3,644.5	Rs.	(25,425.0)

Note:

1

The UK Finance Act 2016 was enacted during the year ended March 31, 2017, which included provisions for a reduction in the UK corporation tax rate to 17% with effect from April 1, 2020. Subsequently a change to the main UK corporation tax rate, announced in the Budget on March 11, 2020, was substantively enacted as at March 31, 2020. “Impact of change in statutory tax rates” includes a charge of Rs.4,145.8 million (GBP 49.2 million) for the year ended March 31, 2020. The rate applicable from April 1, 2020 now remains at 19%, rather than the previously enacted reduction to 17%.

Accordingly, JLR UK deferred tax has been provided at a rate of 19% on assets (2020: 19%, 2019: 17.6%) and 19% on liabilities (2020: 19%,2019: 17.4%), recognizing the applicable tax rate at the point when the timing difference is expected to reverse.

2

Tata Motors Limited (TML) has presently, decided not to opt for the New Tax Regime inserted as per section 115BAA of the Income-tax Act, 1961 and enacted by the Taxation Laws (Amendment) Ordinance, 2019 (“the Ordinance”) which is applicable from Financial Year beginning April 1, 2019. TML has accordingly applied the existing tax rates in the financial statements for the year ended March 31, 2021.

Significant components of deferred tax assets and liabilities for the year ended March 31, 2021 are as follows:

	Opening balance		Recognized in profit or loss		Recognized in/reclassified from other comprehensive income				Closing balance
					Translation		Other than translation
	(In millions)
Deferred tax assets:
Unabsorbed depreciation	Rs.	21,867.5	Rs.	(944.5)	Rs.	(16.0)	Rs.	(0.1)	Rs.	20,906.9
Business loss carry forwards		30,926.7		(12,606.6)		322.2		—		18,642.3
Expenses deductible in future years:
Provisions, allowances for doubtful receivables and others		44,213.1		(9,714.9)		314.5		0.2		34,812.9
Compensated absences and retirement benefits		(4,177.3)		(143.5)		(1,105.2)		15,071.5		9,645.5
Minimum alternate tax carry-forward		671.5		(671.0)		—		—		0.5
Property, plant and equipment		59,417.5		12,223.9		5,689.6		—		77,331.0
Derivative financial instruments		7,756.6		1,779.4		1,057.0		(11,755.3)		(1,162.3)
Unrealized profit on inventory		12,167.2		(2,171.8)		753.5		—		10,748.9
Others		15,337.1		(8,369.6)		316.8		(15.9)		7,268.4

Total deferred tax assets	Rs.	188,179.9	Rs.	(20,618.6)	Rs.	7,332.4	Rs.	3,300.4	Rs.	178,194.1

Deferred tax liabilities:
Property, plant and equipment		12,967.2		2,640.9		(0.6)		—		15,607.5
Intangible assets		121,935.8		(15,651.6)		6,421.0		—		112,705.2
Undistributed earnings in subsidiaries, joint operations and equity accounted investees		15,881.7		952.7 *		808.6		—		17,643.0
Fair valuation of retained interest in a subsidiary subsequent to disposal of controlling equity interest		169.5		—		—		—		169.5
Others		2,065.8		(251.70)		(6.9)		617.1		2,424.3

Total deferred tax liabilities	Rs.	153,020.0	Rs.	(12,309.7)	Rs.	7,222.1	Rs.	617.1	Rs.	148,549.5

Net assets/(liabilities)	Rs.	35,159.9	Rs.	(8,308.9)	Rs.	110.3	Rs.	2,683.3	Rs.	29,644.6

	US$	464.7	US$	(109.8)	US$	1.5	US$	35.5	US$	391.8

Deferred tax assets									Rs.	45,203.5
Deferred tax liabilities									Rs.	(15,558.9)
Deferred tax assets									US$	617.9
Deferred tax liabilities									US$	(212.8)

*	Net of Rs. 2,156.6 million reversed on dividend distribution by subsidiaries.

As at March 31, 2021, unrecognized deferred tax assets amount to Rs. 106,150.7 million and Rs. 86,970.4 million, which can be carried forward indefinitely and up to a specified period, respectively. These relate primarily to business and capital losses and other deductible temporary differences. The deferred tax asset has not been recognized on the basis that its recovery is not considered probable in the foreseeable future.

Unrecognized deferred tax assets expire unutilized based on the year of origination as follows:

March 31,	In millions
2022	US$	110.2	Rs.	8,056.0
2023		119.3		8,719.5
2024		103.0		7,528.1
2025		321.3		23,488.4
2026		92.5		6,763.0
Thereafter	US$	443.4	Rs.	32,415.4

The Company has not recognized deferred tax liability on undistributed profits of certain subsidiaries amounting to Rs. 308,213.9 million and Rs.476,295.6 million as at March 31, 2021 and 2020, respectively,because it is able to control the timing of the reversal of temporary differences associated with such undistributed profits and it is probable that such differences will not reverse in the foreseeable future.

Significant components of deferred tax assets and liabilities for the year ended March 31, 2020 are as follows:

	Opening balance		Adjustment on initial application of IFRS 16		Adjusted Opening Balance		Recognized in profit or loss		Recognized in/reclassified from other comprehensive income				MAT Credit Utilized		Closing balance
									Translation		Other than translation
	(In millions)
Deferred tax assets:
Unabsorbed depreciation	Rs.	21,942.5	Rs.	—		Rs.21,942.5	Rs.	(76.6)	Rs.	1.6	Rs.	—	Rs.	—	Rs.	21,867.5
Business loss carry forwards		22,842.1		—		22,842.1		7,779.8		304.8		—		—		30,926.7
Expenses deductible in future years:
- provisions, allowances for doubtful receivables and others		34,172.9		—		34,172.9		8,912.1		1125.8		2.3		—		44,213.1
Compensated absences and retirement benefits		12,462.9		—		12,462.90		(2,807.1)		128.2		(13,961.3)		—		(4,177.3)
Minimum alternate tax carry-forward		1,066.2		—		1,066.2		(356.9)		—		—		(37.8)		671.5
Property, plant and equipment		49,293.6		292.3		49,585.9		8,131.4		1,700.0		—		—		59,417.5
Derivative financial instruments		12,253.1		—		12,253.10		(1,311.7)		387.2		(3,572.0)		—		7,756.6
Unrealized profit on inventory		11,418.7		—		11,418.7		498.6		372.9		(123.0)		—		12,167.2
Others		12,588.7		—		12,588.7		2,349.7		393.1		5.4		—		15,337.1

Total deferred tax assets	Rs.	178,040.7	Rs.	292.3	Rs.	178,333.0	Rs.	23,119.3	Rs.	4,413.6	Rs.	(17,648.6)	Rs.	(37.8)	Rs.	188,179.9

Deferred tax liabilities:
Property, plant and equipment	Rs.	15,717.8	Rs.	—	Rs.	15,717.80	Rs.	(2,740.9)	Rs.	(5.90)	Rs.	(3.8)	Rs.	—		12,967.2
Intangible assets		107,509.5		—		107,509.50		11,557.4		2,868.9		—		—		121,935.8
Undistributed earnings in subsidiaries, joint operations and equity accounted investees		16,892.2		—		16,892.20		(1,317.6)*		307.1		—		—		15,881.7
Fair valuation of retained interest in a subsidiary subsequent to disposal of controlling equity interest		169.5		—		169.50		—		—		—		—		169.5
Others		1,151.0		—		1,151.00		334.3		2.3		577.8		—		2,065.8

Total deferred tax liabilities	Rs.	141,440.0	Rs.	—	Rs.	141,440.0	Rs.	7,833.2	Rs.	3,172.4		574.0	Rs.	—	Rs.	153,020.0

Net assets/(liabilities)	Rs.	36,600.7	Rs.	292.3	Rs.	36,893.0	Rs.	15,286.1	Rs.	1,241.2	Rs.	(18,222.6)	Rs.	(37.8)	Rs.	35,159.9

Deferred tax assets															Rs.	54,578.6
Deferred tax liabilities															Rs.	(19,418.7)

*	Net of Rs. 462.1 million reversed on dividend distribution by subsidiaries.

Significant components of deferred tax assets and liabilities for the year ended March 31, 2019 are as follows:

	Opening balance		Adjustment on initial application of IFRS 15		Adjusted Opening Balance		Recognized in profit or loss			Recognized in/reclassified from other comprehensive income				MAT Credit Utilized		Reversal of items classified as held for Sale in earlier year		Divestment of a subsidiary company		Closing balance
										Translation		Other than translation
Deferred tax assets:						—															—
Unabsorbed depreciation	Rs.	21,955.1	Rs.	0	Rs.	21,955.1	Rs.	(161.2)		Rs.	—	Rs.	(0.1)	Rs.	—	Rs.	24.3	Rs.	124.4	Rs.	21,942.5
Business loss carry forwards		42,737.4		84.5		42,821.9		(19,255.9)			(723.2)		(0.7)		—		—		—		22,842.1
Expenses deductible in future years:		—		—		—		—			—		—		—		—		—		—
- provisions, allowances for doubtful receivables and others		30,213.9		—		30,213.9		3,911.1			3.2		(1.0)		—		21.2		24.5		34,172.9
Compensated absences and retirement benefits		8,426.3		—		8,426.3		32.7			60.0		3,798.5		—		132.4		13.0		12,462.9
Minimum alternate tax carry-forward		381.9		—		381.9		817.8			—		—		(15.8)		37.8		(155.5)		1,066.2
Property, plant and equipment		926.5		—		926.5		48,258.9			108.2		—		—		—		—		49,293.6
Derivative financial instruments		7,552.4		—		7,552.4		1,022.1			1,350.7		2,324.1		—		3.9		—		12,253.1
Unrealized profit on inventory		15,079.2		—		15,079.2		(3,811.5)			17.7		133.3		—		—		—		11,418.7
Others		10,927.9		—		10,927.9		1,687.1			(40.3)		(9.3)		—		15.2		8.2		12,588.7

Total deferred tax assets Rs.		138,200.6	Rs.	84.5	Rs.	138285.1	Rs.	32501.1		Rs.	776.2		6,244.7	Rs.	(15.8)	Rs.	234.8	Rs.	14.6	Rs.	178,040.7

Deferred tax liabilities:
Property, plant and equipment		16,852.0		—		16,852.0		(1,142.6)			—		(119.7)		—		56.0		72.1		15,717.8
Intangible assets		121,838.5		—		121,838.5		(12,420.5)			(1,993.8)		112.7		—		(27.4)		—		107,509.5
Undistributed earnings in subsidiaries, joint operations and equity accounted investees		19,397.2		—		19,397.2		(2,330.4)	*		(174.6)		—		—		—		—		16,892.2
Fair valuation of retained interest in a subsidiary subsequent to disposal of controlling equity interest		169.5		—		169.5		—			—		—		—		—		—		169.5
Others		136.6		—		136.6		717.4			1.2		174.9		—		120.9				1,151.0

Total deferred tax liabilities	Rs.	158,393.8	Rs.	—	Rs.	158,393.8	Rs.	(15,176.1)		Rs.	(2,167.2)	Rs.	167.9	Rs.	—	Rs.	149.5	Rs.	72.1	Rs.	141,440.0

Net assets/(liabilities)	Rs.	(20,193.2)	Rs.	84.5	Rs.	(20,108.7)	Rs.	47677.2		Rs.	2,943.4	Rs.	6,076.8	Rs.	(15.8)	Rs.	85.3	Rs.	(57.5)	Rs.	36,600.7
Deferred tax assets																				Rs.	51,511.1
Deferred tax liabilities																				Rs.	(14,910.4)

* Net of Rs. 3,608.2 million reversed on dividend distribution by subsidiaries

21.	Short-term borrowings and current portion of long-term debt

Short-term borrowings and current portion of long-term debt consist of the following:

	As at March 31,
	2021		2021		2020
	(In millions)
Commercial paper	US$	1,128.4	Rs.	82,499.1	Rs.	68,189.2
Loans from banks/financial institutions		1,821.6		133,178.8		94,975.6
Inter-corporate deposits		13.0		950.0		460.0
Current portion of long-term debt (refer note 22)		2,890.0		211,289.5		191,324.2

Total	US$	5,853.0	Rs.	427,917.4	Rs.	354,949.0

22.	Long-term debt

Long-term debt consists of the following:

	As at March 31,
	2021		2021		2020
	(In millions)
Non-convertible debentures	US$	1,698.8	Rs.	124,196.6	Rs.	118,995.1
Perpetual debentures		180.6		13,201.5		—
Collateralized debt obligations		406.7		29,736.5		42,299.4
Buyers credit from banks at floating interest rate		461.6		33,750.0		39,750.0
Loan from banks/financial institutions		5,567.1		407,020.4		368,259.9
Senior notes		7,230.0		528,582.4		445,036.1
Others		79.6		5,821.8		10,031.8

Total		15,624.4		1,142,309.2		1,024,372.3
Less: current portion (refer note 21)		2,890.0		211,289.5		191,324.2

Long-term debt	US$	12,734.4	Rs.	931,019.7	Rs.	833,048.1

As at March 31, 2021, Short-term and long-term debt includes secured borrowings of Rs. 62,985.7 million (Rs 71,108.8 million as at March 31,2020) and Rs.193,513.0 million (Rs.137,036.7 million as at March 31,2020) respectively.

Following assets are pledged as collateral/security against the borrowings:

	As at March 31,
	2021		2021		2020
	(In millions)
Inventory	US$	410.1	Rs.	29,985.1	Rs.	57,971.7
Trade receivables		25.5		1,865.5		—
Finance receivables		4,182.0		305,745.0		252,376.6
Other financial assets		13.7		1,000.0		283.9
Property,plant and equipment		867.3		63,405.7		10,668.5

Total	US$	5,498.6	Rs.	402,001.3	Rs.	321,300.7

Collateralized debt obligations

These represent amount received against finance receivables securitized/assigned, which do not qualify for derecognition

Non-convertible debentures

The interest rate on non-convertible debentures range from 6.75% to 11.50% p.a. and maturity ranging from April 2021 to March 2029.

Perpetual debentures

Perpetual debenture amounting to Rs. 13,201.5 million included within long-term borrowing in note 22 bear interest rate ranging from 7.75% to 8.75% p.a. having simultaneous call/put option after 4/5th year from the date of issuance.

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

Long term loans from banks / financial institutions maturity is ranging from September 2020 to June 2026. Interest rate is based on marginal cost of funds lending rate (MCLR) for loans amounting to Rs. 129,262.0 million. Interest rate is based on LIBOR for loans amounting to Rs. 198,122.6 million.

Commercial Paper

Commercial paper are unsecured short term papers, issued at discount bearing no coupon interest. The yield on commercial paper issued by the company ranges from 6.83% to 7.33%.

Senior notes (Euro MTF listed debt)

The senior notes of Jaguar Land Rover Automotive Plc (JLR) are listed on the Euro MTF market, which is a listed market regulated by the Luxembourg Stock Exchange. Details of the tranches of the senior notes outstanding at March 31, 2021 are as follows:

Issued on	Currency	Initial Principal amounts (in millions)	Outstanding Principal amounts (in millions)	Outstanding (In millions) As at March 31,				Interest rate	Redeemable on
				2021		2020
January 2013	USD	500	500	Rs.	36,455.8	Rs.	37,745.8	5.625%	February 2023
February 2015	GBP	400	400		40,193.8		37,258.2	3.875%	March 2023
January 2014	GBP	400	400		40,225.2		37,253.1	5.000%	February 2022
January 2017	GBP	300	300		—		28,004.9	2.750%	January 2021
January 2017	EUR	650	650		55,629.0		53,984.3	2.200%	January 2024
October 2017	USD	500	500		38,755.6		42,346.9	4.500%	March 2027
October 2018	EUR	500	500		40,214.5		41,012.1	4.500%	January 2026
November 2019	EUR	500	500		42,657.1		41,390.4	5.875%	November 2024
November 2019	EUR	500	500		43,391.0		42,191.4	6.875%	November 2026
October 2020	USD	700	700		50,729.9		—	7.750%	October 2025
December 2020	USD	650	650		47,082.4		—	5.875%	January 2028

Total				Rs.	435,334.3	Rs.	361,187.1

These senior notes are subject to customary covenants and events of defult, which include, among other things, restrictions or limitations on the amount of cash which can be transferred outside the Jaguar Land Rover group of companies in the form of dividends, loans or investments.

Senior notes (SGX-ST listed debt)

The senior notes of Tata Motors Limited and TML Holdings Pte Ltd are listed on the SGX-ST market, which is a listed market regulated by the Singapore Stock Exchange. Details of the tranches of the senior notes outstanding at March 31, 2021 are as follows:

	Currency	Initial Principal amounts (in millions)	Outstanding Principal amounts (in millions)	Outstanding (In millions)				Interest rate	Redeemable on
				As at March 31,
Issued on				2021		2020
October 2014	USD	250	250	Rs.	18,160.7	Rs.	18,763.6	5.750%	October 2024
May 2014	USD	300	300		21,934.8		22,678.2	5.750%	May 2021
October 2014	USD	500	262.532		—		19,862.8	4.625%	April 2020
November 2019	USD	300	300		21,811.1		22,544.4	5.875%	May 2025
July 2020	GBP	98	98		9,581.9		—	4.000%	July 2023
October 2020	USD	300	300		21,759.6		—	5.500%	June 2024

Total				Rs.	93,248.1	Rs.	83,849.0

Reconciliation of movements of liabilities to cash flows arising from financing activities:

	Short-term borrowings		Long-term borrowings		Total
Balance at April 1, 2019	Rs.	351,843.7	Rs.	708,067.0	Rs.	1,059,910.7
Proceeds from issuance of debt		107,124.2		288,327.7		395,451.9
Repayment of financing		(144,400.5)		(170,904.5)		(315,305.0)
Reclassification of debt		40,931.4		(40,931.4)		—
Foreign exchange		122.3		46,734.3		46,856.6
Amortisation / EIR adjustment of prepaid borrowing costs (net)		(672.1)		1,755.0		1,082.9

Balance at March 31, 2020	Rs.	354,949.0		833,048.1		1,187,997.1
Cashflows		208,071.5		296,423.6		504,495.1
Repayment of financing		(156,232.0)		(186,296.1)		(342,528.1)
Reclassification of debt		19,965.8		(19,965.8)		—
Foreign exchange		2,653.2		5,062.3		7,715.5
Amortisation / EIR adjustment of prepaid borrowing costs (net)		(1,490.1)		2,747.6		1,257.5

Balance at March 31, 2021	Rs.	427,917.4	Rs.	931,019.7	Rs.	1,358,937.1
	US$	5,853.1	US$	12,734.5	US$	18,587.6

23.	Other financial liabilities – current

Other current financial liabilities consist of the following:

	As at March 31,
	2021		2021		2020
	(In millions)
Liability towards vehicles sold under repurchase arrangements	US$	495.6	Rs.	36,228.8	Rs.	44,833.8
Interest accrued but not due		219.3		16,032.3		12,855.3
Lease liabilities (Refer note 14)		111.3		8,140.0		8,141.8
Derivative financial instruments		331.0		24,201.8		42,805.9
Others		39.1		2,855.0		4,216.4

Total	US$	1,196.3	Rs.	87,457.9	Rs.	112,853.2

24.	Other financial liabilities – non-current

Other financial liabilities non-current consist of the following:

	As at March 31,
	2021		2021		2020
	(In millions)
Lease liabilities (Refer note 14)	US$	740.3	Rs.	54,120.6	Rs.	51,629.4
Derivative financial instruments		281.7		20,594.3		32,558.8
Liability towards employee separation scheme		18.1		1,326.7		758.3
Retention money, security deposits and others		49.8		3,642.5		5,267.7

Total	US$	1,089.9	Rs.	79,684.1	Rs.	90,214.2

25.	Provisions

Provisions consist of the following:

	As at March 31,
	2021		2021		2020
	(In millions)
Current
Product warranty	US$	1,014.4	Rs.	74,159.9	Rs.	79,097.8
Legal and product liability		273.0		19,958.2		11,630.7
Provision for residual risk		33.1		2,422.5		5,723.6
Provision for environmental liability		4.8		351.5		451.6
Provision for onerous contract		16.1		1,174.4		3,622.5
Restructuring Provision		267.0		19,519.2		—
Employee related and other provisions		148.8		10,896.1		2,765.6	*

Total-Current	US$	1,757.2	Rs.	128,481.8	Rs.	103,291.8

Non-current
Product warranty	US$	1,530.3	Rs.	111,878.8	Rs.	113,874.1
Legal and product liability		98.1		7,173.6		5,065.9
Provision for residual risk		58.1		4,251.3		10,648.3
Provision for environmental liability		30.9		2,255.9		1,606.6
Provision for onerous contract		—		—		4,147.5
Employee benefits obligations		134.0		9,799.9		11,266.1
Other provisions		9.7		708.0		758.3

Total-Non-current	US$	1,861.1	Rs.	136,067.5	Rs.	147,366.8

* Includes provision towards employee claims in foreign subsidiaries.

	Year ended March 31,
	2021		2021		2021		2021		2021		2021
	Product Warranty				Legal and product liability				Restructuring provision
	(In millions)
Balance at the beginning	US$	2,639.5	Rs.	192,971.9	US$	228.4	Rs.	16,696.6	US$	—	Rs.	—
Provision made during the year		832.8		60,884.1		198.0		14,478.6		267.0		19,519.2
Provision used during the year		(1,139.3)		(83,293.5)		(76.7)		(5,610.9)		—		—
Impact of unwind of discounting		38.2		2,791.5		—		—		—		—
Currency translation		173.5		12,684.7		21.4		1,567.5		—		—

Balance at the end	US$	2,544.7	Rs.	186,038.7	US$	371.1	Rs.	27,131.8	US$	267.0	Rs.	19,519.2

Current	US$	1,014.4	Rs.	74,159.9	US$	273.0	Rs.	19,958.2	US$	267.0	Rs.	19,519.2
Non-current	US$	1,530.3	Rs.	111,878.8	US$	98.1	Rs.	7,173.6	US$	—	Rs.	—

	Year ended March 31,
	2021		2021		2021		2021		2021		2021
	Onerous Contract				Provision for residual risk				Provision for environmental liability
	(In millions)
Balance at the beginning	US$	106.3	Rs.	7,770.0	US$	223.9	Rs.	16,371.9	US$	28.2	Rs.	2,058.2
Provision made/(reversed) during the year		(90.2)		(6,595.6)		(71.8)		(5,249.9)		7.4		542.5
Provision used during the year		—		—		(58.7)		(4,284.8)		(2.5)		(180.6)
Currency translation		—		—		(2.2)		(163.4)		2.6		187.3

Balance at the end	US$	16.1	Rs.	1,174.4	US$	91.2	Rs.	6,673.8	US$	35.7	Rs.	2,607.4

Current	US$	16.1	Rs.	1,174.4	US$	33.1	Rs.	2,422.5	US$	4.8	Rs.	351.5
Non-current	US$	—	Rs.	—	US$	58.1	Rs.	4,251.3	US$	30.9	Rs.	2,255.9

26.	Other current liabilities

Other current liabilities consist of the following:

	As at March 31,
	2021		2021		2020
	(In millions)
Contract liabilities (refer note 27 below)	US$	784.6	Rs.	57,359.3	Rs.	42,566.3
Statutory dues		510.0		37,296.9		36,550.2
Others		34.3		2,508.4		3,387.0

Total	US$	1,328.9	Rs.	97,164.6	Rs.	82,503.5

Statutory dues include goods and services tax, sales tax, excise duty and other taxes payable.

27.	Other liabilities - non-current

Other liabilities non-current consist of the following:

	As at March 31,
	2021		2021		2020
	(In millions)
Employee benefit obligations	US$	559.7	Rs.	40,917.5	Rs.	3,416.4
Contract liabilities (refer note below)		663.1		48,477.0		50,157.7
Others		23.3		1,705.1		1,747.0

Total	US$	1,246.10	Rs.	91,099.6	Rs.	55,321.1

Note:

(a)	Statement showing movement of contract liabilities is as follows:

	Year ended March 31, 2021
	2021		2021		2020
	(In millions)
Opening contract liabilities	US$	1,268.3	Rs.	92,724.0	Rs.	92,504.7
Amount recognized in revenue during the year		(522.9)		(38,229.3)		(44,667.2)
Amount received in advance during the year		617.7		45,151.5		42,551.5
Amount refunded to customers during the year		(0.9)		(63.6)		(281.5)
Currency translation		85.50		6,253.7		2,616.5

Balance at the end	US$	1,447.7	Rs.	105,836.3	Rs.	92,724.0

Performance obligations in respect of amount received for future maintenance service and extended warranty will be fulfilled over a period of 6 years from year ending March 31 ,2021 till March 31, 2027.

(b)	Contract liabilities comprise of the following:

	As at March 31,
	2021		2021		2020
	(In millions)
Advances received from customers - current	US$	330.8	Rs.	24,182.7	Rs.	11,253.8
Deferred revenue - current		453.8		33,176.6		31,312.7
Deferred revenue -Non-current		663.1		48,477.0		50,157.5

Total contract liabilities	US$	1,447.7	Rs.	105,836.3	Rs.	92,724.0

28.	Equity

Ordinary shares and ‘A’ Ordinary shares

The movement of number of shares and share capital is as follows:

	Year ended March 31,						Year ended March 31,
	2021						2020								2019
	Ordinary shares			‘A’ Ordinary shares			Ordinary shares				‘A’ Ordinary shares				Ordinary shares				‘A’ Ordinary shares
	No. of shares	(In millions)		No. of shares	(In millions)		No. of shares	(In millions)			No. of shares	(In millions)			No. of shares	(In millions)			No. of shares	(In millions)
Shares at the beginning	3,088,973,894	Rs.	6,178.4	508,502,896	Rs.	1,017.0	2,887,348,694	Rs.	5,775.2		508,502,371	Rs.	1,017.0		2,887,348,428	Rs.	5,775.2		508,502,291	Rs.	1,017.0
Shares issued	—		—	—		—	—		—		—		—		266		0.0	*	80		0.0	*
Shares issued under Preferential allotment (refer note below)	231,333,871		462.70	—		—	201,623,407		403.2		—		—		—		—		—		—
Allotment of shares held in abeyance#	—		—	—		—	1,793		0.00	*	525		0.00	*	—		—		—		—

Shares at the end	3,320,307,765	Rs.	6,641.1	508,502,896	Rs.	1,017.0	3,088,973,894	Rs.	6,178.4		508,502,896	Rs.	1,017.0		2,887,348,694	Rs.	5,775.2		508,502,371	Rs.	1,017.0

		US$	90.8		US$	13.9

#	Out of shares held in abeyance—Rights issue of 2001, 2008 and 2015.
*	Amounts less than Rs. 50,000

Note:

During the year ended March 31, 2020, the Company had allotted 201,623,407 Ordinary Shares at a price of Rs.150 per Ordinary Share aggregating to Rs.30,240.0 million and 231,333,871 Convertible Warrants (‘Warrants’), each carrying a right to subscribe to one Ordinary Share per Warrant, at a price of Rs. 150 per Warrant (‘Warrant Price’), aggregating to Rs.34,700.0 million on a preferential basis to Tata Sons Private Limited. An amount equivalent to 25% of the Warrant Price was paid at the time of subscription and allotment of each Warrant and the balance 75% of the Warrant Price shall be payable by the Warrant holder against each Warrant at the time of allotment of Ordinary Shares pursuant to exercise of the options attached to Warrant(s) to subscribe to Ordinary Share(s). The total amount received as of March 31, 2020 is Rs.38,918.5 million.

During the year ended March 31, 2021, on exercise of options by Tata Sons Pvt Ltd, the Company has fully converted 231,333,871 convertible warrants into ordinary shares, that were issued during year ended March 31, 2020. The total amount received as of March 31, 2021 is Rs.26.025.0 million.

The entitlements to 492,559 Ordinary shares of Rs.2 each (as at March 31, 2020: 492,559 Ordinary shares of Rs.2 each) and 233,214 ‘A’ Ordinary shares of Rs.2 each (as at March 31, 2020: 233,214 ‘A’ Ordinary shares of Rs.2 each) are subject matter of various suits filed in the courts / forums by third parties for which final order is awaited and hence kept in abeyance.

Authorized share capital

Authorized share capital includes 4,000,000,000 Ordinary shares of Rs. 2 each as at March 31, 2021 (4,000,000,000 Ordinary shares and 3,500,000,000 Ordinary shares of Rs. 2 each as at March 31,2020 and 2019 ), 1,000,000,000 ‘A’ Ordinary shares of Rs. 2 each as at March 31, 2021 (1,000,000,000 ‘A’ Ordinary shares of Rs. 2 each as at March 31,2020 and 2019) and 300,000,000 convertible cumulative preference shares of Rs. 100 each as at March 31, 2021 (300,000,000 convertible cumulative preference shares of Rs. 100 each as at March 31, 2020 and 2019).

Issued and subscribed share capital

Shares issued includes partly paid up shares of 570 Ordinary shares of Rs. 2 each as at March 31, 2021, 2020 and 2019, respectively.

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

•	In the event of liquidation, the shareholders are eligible to receive the remaining assets of the Company after distribution of all preferential amounts, in proportion to their shareholdings.

29.	Other components of equity

(a)	The movement of Currency translation reserve is as follows:

	Year ended March 31,
	2021		2021		2020		2019
	(In millions)
Balance at the beginning	US$	703.4	Rs.	51,422.5	Rs.	28,388.6	Rs.	49,388.8
Exchange differences arising on translating the net assets of foreign operations (net)		553.4		40,454.9		22,007.8		(20,414.1)
Change in effective portion of hedges of net investment in foreign operations		(50.4)		(3,685.5)		—		—
Net change in translation reserve – equity accounted investees (net)		20.5		1,500.1		1,026.1		(586.1)

Balance at the end	US$	1,226.9	Rs.	89,692.0	Rs.	51,422.5	Rs.	28,388.6

(b)	The movement of gain/(loss) on Equity instruments held at fair value through other comprehensive income(FVTOCI) is as follows:

	Year ended March 31,
	2021		2021		2020		2019
	(In millions)
Balance at the beginning	US$	5.3	Rs.	391.0	Rs.	1,785.5	Rs.	—
Effect of transition to IFRS 9		—		—		—		1,392.8
Other Comprehensive income for the year		57.6		4,206.6		(1,369.3)		438.1
Income tax relating to gain/(loss) recognized on equity investments, where applicable		(2.5)		(180.5)		(25.2)		3.9
Profit on sale of equity investments reclassified to retained earnings		(0.6)		(43.6)		—		(49.3)

	US$	59.8	Rs.	4,373.5	Rs.	391.0	Rs.	1,785.5

(c)	The movement of Hedging reserve is as follows:

	Year ended March 31,
	2021		2021		2020		2019
	(In millions)
Balance at the beginning	US$	(573.6)	Rs.	(41,937.1)	Rs.	(60,668.2)	Rs.	(39,224.0)
Effect of transition to IFRS 9		—		—		—		(2,819.8)
Gain/(loss) recognized on cash flow hedges		526.0		38,456.8		(23,130.0)		(89,824.6)
Income tax relating to gain/loss recognized on cash flow hedges		(100.6)		(7,356.42)		4,305.8		16,974.8
(Gain)/loss reclassified to profit or loss		156.7		11,455.9		50,102.9		79,903.6
Income tax relating to gain/loss reclassified to profit or loss		(30.2)		(2,210.1)		(9,064.7)		(15,181.1)
Amount reclassed from Hedge reserve to Inventory on maturity of inventory hedges		6.2		456.1		(4,299.9)		(12,959.4)
Income tax on amount reclassed from Hedge reserve to Inventory on maturity of inventory hedges		(1.2)		(87.3)		817.0		2,462.3

Balance at the end	US$	(16.7)	Rs.	(1,222.1)	Rs.	(41,937.1)	Rs.	(60,668.2)

Of the above balance related to:
Continued hedges		(7.1)		(516.8)		(38,520.7)		(56,981.5)
Discontinued hedges		(9.6)		(705.4)		(3,416.4)		(3,686.7)

(d)	The movement of Cost of Hedging reserve is as follows:

	Year ended March 31,
	2021		2021		2020		2019
	(In millions)
Balance at the beginning	US$	(60.6)	Rs.	(4,428.7)	Rs.	(2,873.9)	Rs.	(4,473.1)
Effect of transition to IFRS 9		—		—		—		204.8
Gain/(loss) recognized on cash flow hedges		79.3		5,791.9		(2,453.4)		(746.6)
Income tax relating to gain/loss recognized on cash flow hedges		(16.0)		(1,169.8)		600.6		207.5
(Gain)/loss reclassified to profit or loss		(17.2)		(1,254.6)		(942.4)		659.3
Income tax relating to gain/loss reclassified to profit or loss		2.5		181.7		167.0		(125.3)
Amounts removed from hedge reserve and recognized in inventory		14.7		1,077.2		1,324.9		1,727.8
Income tax related to amounts removed from hedge reserve and recognized in inventory		(2.8)		(203.8)		(251.5)		(328.3)

Balance at the end	US$	(0.1)	Rs.	(6.1)	Rs.	(4,428.7)	Rs.	(2,873.9)

Of the above balance related to
Continued hedges		(0.1)		(6.1)		(4,338.6)		(2,873.9)
Discontinued hedges		—		—		(90.1)		—

(e)	The movement of gain/(loss) on debt instruments held at fair value through other comprehensive income(FVTOCI) is as follows:

	Year ended March 31,
	2021		2021		2020		2019
	(In millions)
Balance at the beginning	US$	12.1	Rs.	886.3	Rs.	—	Rs.	—
Other Comprehensive income for the year		28.3		2,069.0		1,362.4		—
Income tax relating to gain/(loss) recognized on debt investments, where applicable		(5.3)		(387.5)		(476.1)		—

Balance at the end	US$	35.1	Rs.	2,567.8	Rs.	886.3	Rs.	—

(f)	Summary of Other components of equity:

	Year ended March 31,
	2021		2021		2020		2019
	(In millions)
Currency translation reserve	US$	1,226.9	Rs.	89,692.0	Rs.	51,422.5	Rs.	28,388.6
Investments reserve		59.8		4,373.5		391.0		1,785.5
Hedging reserve		(16.7)		(1,222.1)		(41,937.1)		(60,668.2)
Cost of hedge reserve		(0.1)		(6.1)		(4,428.7)		(2,873.9)
Debt reserve		35.1		2,567.8		886.3		—

Total	US$	1,305.0	Rs.	95,405.1	Rs.	6,334.0	Rs.	(33,368.0)

The Company had been presenting, gains and losses on effective cash flow hedges of inventory in the Consolidated Statement of Comprehensive Income as “will not be reclassified to profit or loss”. With wider industry practice emerging, clearer guidance now being available and with the present economic situation due to COVID-19, the Company has changed the presentation of these effective cash flow hedges of inventory presentation as “will be reclassified to profit or loss”, from year ended March 31, 2021 and accordingly reclassified the comparative gain of Rs. 6,753.2 million for the year ended March 31, 2020 (Rs. 18,134.9 million for the year ended March 31, 2019) and related tax expenses of Rs. 1,325.8 million for the year ended March 31, 2020 (Rs. 3,459.5 million for the year ended March 31, 2019). The change in presentation is within the consolidated statement of comprehensive income and does not affect Profit / (loss) for the period and earnings per share.

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

Debenture redemption reserve

The Companies Act requires that where a company issues debentures, it shall create a debenture redemption reserve out of profits of the Company available for payment of dividend. The Company is required to maintain a Debenture Redemption Reserve (DRR) of 25% of the value of debentures issued, either by a public issue or on a private placement basis. The amounts credited to the debenture redemption reserve may not be utilized by the Company except to redeem debentures. No DRR is required for debenture issued after August 16, 2019.

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

Dividends

The final dividend is recommended by the Board of Directors and is recorded in the books of account upon its approval by the shareholders. For the year ended March 31, 2021, 2020 and 2019, considering the accumulated losses in the Tata Motors Limited standalone financial statements, no dividend was permitted to be paid to the members, as per the Companies Act, 2013 and the rules framed thereunder.

Share-based payments reserve

Share-based payments reserve represents amount of fair value, as on the date of grant, of unvested options and vested options not exercised till date, that have been recognized as expense in the income statement till date.

Reserve for equity investments through other comprehensive income

Fair value gain / (loss) arising on equity investments that are designated as held at fair value through other comprehensive income is included here.

Reserve for Debt instruments through other comprehensive income

Fair value gain/loss arising on debt investment that are designated as held at fair value through Other comprehensive income is included here.

31.	Revenue

Revenue consists of the following:

	Year ended March 31,
	2021		2021		2020		2019
	(In millions)
Sale of products
- Sale of vehicles	US$	28,368.2	Rs.	2,073,997.4	Rs.	2,239,112.2	Rs.	2,656,261.2
- Sale of spare parts		3,339.9		244,181.9		240,994.7		240,405.0
- Sale of miscellaneous products		1,364.6		99,764.5		92,686.9		114,449.7
Sale of Services		461.6		33,747.3		33,841.4		28,091.7

Total revenue from contract with customers	US$	33,534.3	Rs.	2,451,691.1	Rs.	2,606,635.2	Rs.	3,039,207.6

Realised revenue hedges		(144.2)		(10,540.1)		(50,511.8)		(79,540.7)

Revenues	US$	33,390.1	Rs.	2,441,151.0	Rs.	2,556,123.4	Rs.	2,959,666.9

32.	Employee cost

Employee cost consists of the following:

	Year ended March 31,
	2021		2021		2020		2019
	(In millions)
Salaries, wages and welfare expenses	US$	3,466.6	Rs.	253,440.4	Rs.	281,172.4	Rs.	317,406.0
Contribution to provident fund and other funds		378.1		27,643.3		27,200.4		28,855.1

Total	US$	3,844.7	Rs.	281,083.7	Rs.	308,372.8	Rs.	346,261.1

Employee benefits expense for the year ended March 31, 2021 is net of Government grants received by certain subsidiary companies on fulfillment of all related conditions amounting to Rs.18,330 million (GBP 188.9 million).

Share based payments

Long Term Incentive Plan

A subsidiary of the Company operates a Long Term Incentive Plan (LTIP) arrangement for certain employees. The scheme provides a cash payment to the employee based on a specific number of phantom shares at grant and the share price of Tata Motors Limited at the vesting date. The cash payment is dependent on the performance of the underlying shares of Tata Motors Limited over the 3 year vesting period and continued employment at the end of the vesting period. The fair value of the awards is calculated using a Black-Scholes model at the grant date. The fair value is updated at each reporting date as the awards are accounted for as cash-settled plan. The inputs into the model are based on the Tata Motors Limited historic data, the risk-free rate and the weighted average fair value of shares, in the scheme at the reporting date.During the year ended March 31, 2016, the subsidiary company issued its final LTIP based on the share price of Tata Motors Limited. The amount recognized in relation to the LTIP was Rs.Nil, Rs. Nil and Rs. 91.8 million for the years ended March 31, 2021, 2020 and 2019, respectively. The Company considers these amounts as insignificant and accordingly has not provided further disclosures as required by IFRS 2 “Share-based Payment”.

Employee Stock Options

The Company has alloted stock options to certain employees during the year ended March 31, 2019, under Tata Motors Limited Employee Stock Options Scheme 2018 approved by the Nomination and Remuneration Committee (NRC).

	Year ended March 31,
	2021	2020
Options outstanding at the beginning of the year	7,222,897	7,812,427
Granted during the year	—	—
Forfeited/Expired during the year	(418,894)	(589,530)
Exercised during the year	—	—
Options outstanding at the end of the year	6,804,003	7,222,897
Number of shares to be issued for outstanding options (conditional on performance measures)
Maximum	10,206,005	10,834,346
Minimum	3,402,002	3,611,449

The Company recognized an amount of Rs.90.4 million and Rs. 47.0 million in employee cost for Employee Stock Options during the year ended March 31, 2021 and March 31, 2020 , respectively.

The following assumptions were used for calculation of fair value of options granted during the year ended March 31, 2021.

Year ended March 31,
Assumption factor	2021	2020
Risk free rate	7%-8%	7%-8%
Expected life of option	2-4 years	3-5 years
Expected volatility	33%-37%	33%-37%

33.	Other expenses

Other expenses consist of the following:

	Year ended March 31,
	2021		2021		2020		2019
	(In millions)
Stores, spare parts and tools consumed	US$	174.9	Rs.	12,790.5	Rs.	15,007.1	Rs.	24,441.5
Freight and transportation expenses		781.8		57,157.9		64,843.0		78,044.7
Research and product development cost		714.9		52,266.2		41,884.9		42,245.7
Warranty and product liability expenses		1,050.7		76,819.4		109,012.1		118,921.4
Allowance for trade and other receivables, and finance receivables		137.9		10,079.5		8,130.6		5,344.3
Works operation and other expenses		2,587.5		189,167.2		253,776.6		259,133.9
Repairs to building and plant and machinery		58.6		4,282.3		5,853.8		6,115.7
Processing charges		132.1		9,656.7		10,700.5		16,343.6
Power and fuel		152.2		11,128.7		12,649.5		15,859.3
Insurance		46.0		3,362.4		3,338.6		3,552.3
Publicity		599.7		43,846.3		76,142.4		87,296.3

Total	US$	6,436.3	Rs.	470,557.1	Rs.	601,339.1	Rs.	657,298.7

34.	Other income/(loss) (net)

Other income/(loss) (net) consist of the following:

	Year ended March 31,
	2021		2021		2020		2019
	(In millions)
Miscellaneous income	US$	190.5	Rs.	13,916.1	Rs.	14,958.0	Rs.	16,941.8
Incentives		170.6		12,475.7		9,738.9		10,035.3
Gain / (Loss) on change in fair value of commodity derivatives		189.0		13,820.9		(6,881.8)		847.5
Dividend income from investments measured at FVTOCI		2.5		183.7		209.0		—
Dividend income from investments measured at FVTPL		—		—		2.4		172.8
Profit on sale of investments measured at FVTPL		24.2		1,772.6		1,873.4		1,286.1
Profit on sale of investment in a subsidiary company (note below)		—		—		—		3,769.8
Fair value gain/(loss) on investments measured at FVTPL		2.7		199.1		(3,890.5)		2,385.4

Total	US$	579.5	Rs.	42,368.1	Rs.	16,009.4	Rs.	35,438.7

During the year ended March 31, 2019, the Company has sold investment in TAL Manufacturing Solutions Limited to Tata Advanced Systems Ltd.

35.	Interest expense

Interest expense consists of the following:

	Year ended March 31,
	2021		2021		2020		2019
	(In millions)
Gross interest expense	US$	1,262.9	Rs.	92,333.4	Rs.	86,899.6	Rs.	72,714.5
Less: Interest capitalized *		(157.2)		(11,492.9)		(14,346.5)		(15,128.5)

Total	US$	1,105.7	Rs.	80,840.5	Rs.	72,553.1	Rs.	57,586.0

*	Represents borrowing costs capitalized during the year on qualifying assets (property plant and equipment and product development).

The weighted average rate for capitalization of interest relating to general borrowings were approximately 5.3%, 5.5% and 5.4% for the years ended March 31, 2021, 2020 and 2019, respectively.

TATA MOTORS LIMITED

NOTES FORMING PART OF CONSOLIDATED FINANCIAL STATEMENTS

36.	Employee benefits

Defined Benefit Plan

Pension and post retirement medical plans

The following tables sets out the funded and unfunded status and the amounts recognized in the financial statements for the pension and the post retirement medical plans in respect of Tata Motors, its Indian subsidiaries and joint operations:

	For the year ended March 31,
	Pension benefits						Post retirement medical benefits
	2021		2021		2020		2021		2021		2020
	(In millions)

Change in defined benefit obligations :
Defined benefit obligation, beginning of the year	US$	179.0	Rs.	13,084.6	Rs.	11,682.6	US$	23.0	Rs.	1,689.8	Rs.	1,534.0
Current service cost		12.3		901.2		827.7		1.1		78.7		81.7
Interest cost		11.7		853.8		859.5		1.5		108.0		113.0
Remeasurements (gains) / losses
Actuarial (gains) / losses arising from changes in demographic assumptions		(0.3)		(24.6)		35.5		—		—		(6.7)
Actuarial (gains) / losses arising from changes in financial assumptions		—		(0.6)		371.2		0.8		57.9		99.1
Actuarial (gains) / losses arising from changes in experience adjustments		(1.8)		(129.8)		246.6		—		2.8		(54.2)
Benefits paid from plan assets		(17.0)		(1,241.9)		(830.3)		—		—		—
Benefits paid directly by employer		(0.9)		(68.6)		(58.9)		(1.3)		(92.3)		(77.1)
Past service cost plan amendment		—		—		(51.7)		—		—		—
Curtailment		—		—		0.3		—		—		—
Acquisition/(Divestment)		—		—		2.1		—		—		—

Defined benefit obligation, end of the year	US$	183.0	Rs.	13,374.1	Rs.	13,084.6	US$	25.1	Rs.	1,844.9	Rs.	1,689.8

Change in plan assets:
Fair value of plan assets, beginning of the year	US$	154.4	Rs.	11,282.2	Rs.	10,250.4	US$	—	Rs.	—	Rs.	—
Interest income		10.6		776.7		804.5		—		—		—
Remeasurements gains / (losses)
Return on plan assets, (excluding amount included in net Interest Cost)		4.9		355.9		(180.4)		—		—		—
Employer’s contributions		15.6		1,140.2		1,238.0		—		—		—
Benefits paid		(17.0)		(1,241.9)		(830.3)		—		—		—
Acquisition/(Divestment)		—		—		—

Fair value of plan assets, end of the year	US$	168.5	Rs.	12,313.1	Rs.	11,282.2	US$	—	Rs.	—	Rs.	—

	As at March 31,
	Pension benefits						Post retirement medical benefits
	2021		2021		2020		2021		2021		2020
	(In millions)
Amount recognized in the balance sheet consists of:
Present value of defined benefit obligation	US$	182.9	Rs.	13,374.1	Rs.	13,084.6	US$	25.2	Rs.	1,844.9	Rs.	1,689.8
Fair value of plan assets		168.4		12,313.1		11,282.2		—		—		—
Asset Ceiling		(0.4)		(29.2)		—		—		—		—

Net liability	US$	(14.1)	Rs.	(1,031.8)	Rs.	(1,802.4)	US$	(25.2)	Rs.	(1,844.9)	Rs.	(1,689.8)

Amounts in the balance sheet:
Non–current assets	US$	5.8	Rs.	426.7		21.1	US$	—	Rs.	—	Rs.	—
Non–current liabilities		(19.9)		(1,458.5)		(1,823.5)		(25.2)		(1,844.9)		(1,689.8)

Net liability	US$	(14.1)	Rs.	(1,031.8)	Rs.	(1,802.4)	US$	(25.2)	Rs.	(1,844.9)	Rs.	(1,689.8)

TATA MOTORS LIMITED

NOTES FORMING PART OF CONSOLIDATED FINANCIAL STATEMENTS

Total amount recognized in other comprehensive income consists of:

	As at March 31,
	Pension benefits								Post retirement medical benefits
	2021		2021		2020		2019		2021		2021		2020		2019
	(In millions)
Remeasurements (gains) / losses	US$	46.8	Rs.	3,420.2	Rs.	3,901.9	Rs.	3,068.2	US$	(0.3)	Rs.	(22.0)	Rs.	(82.7)	Rs.	(120.9)

	US$	46.8	Rs.	3,420.2	Rs.	3,901.9	Rs.	3,068.2	US$	(0.3)	Rs.	(22.0)	Rs.	(82.7)	Rs.	(120.9)

Information for funded plans with a defined benefit obligation in excess of plan assets:

	As at March 31,
	Pension benefits
	2021		2021		2020
	(In millions)
Defined benefit obligation	US$	17.1	Rs.	1,247.8	Rs.	11,419.8
Fair value of plan assets	US$	15.4	Rs.	1,124.9	Rs.	10,916.0

Information for funded plans with a defined benefit obligation less than plan assets:

	As at March 31,
	Pension benefits
	2021		2021		2020
	(In millions)
Defined benefit obligation	US$	146.8	Rs.	10,732.3	Rs.	345.1
Fair value of plan assets	US$	153.0	Rs.	11,188.1	Rs.	366.1

Information for unfunded plans:

	As at March 31,
	Pension benefits						Post retirement medical benefits
	2021		2021		2020		2021		2021		2020
	(In millions)
Defined benefit obligation	US$	19.1	Rs.	1,394.0	Rs.	1,319.7	US$	25.2	Rs.	1,844.9	Rs.	1,689.8

Net pension and post retirement medical cost consist of the following components:

	Year ended March 31,
	Pension benefits										Post retirement medical benefits
	2021		2021		2020		2019		2021		2021		2020		2019
	(In millions)
Service cost	US$	12.3	Rs.	901.2	Rs.	827.7	Rs.	746.3	US$	1.1		78.7	Rs.	81.7	Rs.	80.4
Past Service cost—Plan amendment		—		—		(51.7)		3.9		—		—		—		(19.9)
Net interest cost / (income)		1.1		77.1		55.0		41.0		1.5		108.0		113.0		115.1

Net periodic cost	US$	13.4	Rs.	978.3	Rs.	831.0	Rs.	791.2	US$	2.6	Rs.	186.7	Rs.	194.7	Rs.	175.6

Other changes in plan assets and benefit obligation recognized in other comprehensive income.

	Year ended March 31,
	Pension benefits										Post retirement medical benefits
	2021		2021		2020		2019		2021		2021		2020		2019
	(In millions)
Remeasurements (gains) / losses
Return on plan assets, (excluding amount included in net Interest expense)	US$	(4.9)	Rs.	(355.9)	Rs.	180.4	Rs.	(27.0)	US$	—	Rs.	—	Rs.	—	Rs.	—
Actuarial (gains) / losses arising from changes in demographic assumptions		(0.3)		(24.6)		35.5		(11.9)		—		—		(6.7)		—
Actuarial (gains) / losses arising from changes in financial assumptions		—		(0.6)		371.2		141.9		0.8		57.9		99.1		81.1
Asset ceiling		0.4		29.2		—		—		—		—		—		—
Actuarial (gains) / losses arising from changes in experience adjustments on plan liabilities		(1.8)		(129.8)		246.6		592.7		—		2.8		(54.2)		(150.3)

Total recognized in other comprehensive income	US$	(6.6)	Rs.	(481.7)	Rs.	833.7	Rs.	695.7	US$	0.8	Rs.	60.7	Rs.	38.2	Rs.	(69.2)

Total recognized in consolidated statement of comprehensive income	US$	6.8	Rs.	496.6	Rs.	1,664.7	Rs.	1,486.9	US$	3.4	Rs.	247.4	Rs.	232.9	Rs.	106.4

TATA MOTORS LIMITED

NOTES FORMING PART OF CONSOLIDATED FINANCIAL STATEMENTS

The assumptions used in accounting for the pension and post retirement medical plans are set out below:

	As at March 31,
	Pension benefits			Post retirement medical benefits
	2021	2020	2019	2021	2020	2019
Discount rate	6.00% - 6.90%	6.10% - 6.90%	6.75% - 7.70%	6.90%	6.90%	7.60%
Rate of increase in compensation level of covered employees	5.75% - 10.00%	5.00% - 10.00%	5.75% - 12.00%	NA	NA	NA
Increase in health care cost	NA	NA	NA	6.00%	6.00%	6.00%

Plan Assets

The fair value of Company’s pension plan asset as of March 31, 2021 and 2020 by category are as follows:

	Pension benefits
	Plan assets as of March 31
	2021	2020
Asset category:
Cash and cash equivalents	4.5%	5.8%
Debt instruments (quoted)	64.2%	67.3%
Debt instruments (unquoted)	0.5%	0.7%
Equity instruments (quoted)	5.2%	2.6%
Deposits with Insurance companies	25.6%	23.6%

	100.0%	100.0%

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

The weighted average duration of the defined benefit obligation as at March 31, 2021 is 13.05 years (2020 : 13.97 years)

The Company expects to contribute Rs. 1,009.4 million to the funded pension plans in Fiscal 2022.

The table below outlines the effect on the service cost, the interest cost and the defined benefit obligation in the event of a decrease/increase of 1% in the assumed rate of discount rate, salary escalation and health care cost:

Assumption	Change in assumption	Impact on defined benefit obligation	Impact on service cost and interest cost
Discount rate	Increase by 1%	Decrease by Rs.1,035.5 million	Decrease by Rs.1,185.2 million
	Decrease by 1%	Increase by Rs.1,416.9 million	Increase by Rs.1,373.0 million

Salary escalation rate	Increase by 1%	Increase by Rs.1,100.1 million	Increase by Rs.1,065.5 million
	Decrease by 1%	Decrease by Rs.978.2 million	Decrease by Rs.956.7 million

Health care cost	Increase by 1%	Increase by Rs.211.5 million	Increase by Rs.224.9 million
	Decrease by 1%	Decrease by Rs.178.7 million	Decrease by Rs.152.6 million

Provident Fund

The following tables set out the funded status of the defined benefit provident fund plan of Tata Motors limited and the amounts recognized in the Company’s financial statements as at March 31, 2021.

	(In millions)

	For the year ended March 31,
Change in benefit obligations :	2021		2021		2020
Defined benefit obligations at the beginning	US$	557.6	Rs.	40,763.8	Rs.	36,939.2
Service cost		18.7		1,364.8		1,339.9
Employee contribution		43.3		3,166.5		3,073.4
Acquisitions (credit) / cost		(17.2)		(1,256.6)		(1,403.0)
Interest expense		47.3		3,457.4		3,125.4
Actuarial (gains) / losses arising from changes in experience adjustments on plan liabilities		1.0		72.8		45.7
Actuarial (gains) / losses arising from changes in financial assumptions		6.0		441.2		—
Benefits paid		(33.0)		(2,413.4)		(2,356.8)

Defined benefit obligation, end of the year	US$	623.7	Rs.	45,596.5	Rs.	40,763.8

	For the year ended March 31,
Change in plan assets:	2021		2021		2020
Fair value of plan assets at the beginning	US$	555.1	Rs.	40,585.0	Rs.	37,062.8
Acquisition Adjustment		(17.2)		(1,256.6)		(1,403.0)
Interest income		46.8		3,422.0		3,187.5
Return on plan assets excluding amounts included in interest income		(2.0)		(147.3)		(302.3)
Contributions (employer and employee)		61.7		4,512.4		4,396.8
Benefits paid		(33.0)		(2,413.4)		(2,356.8)

Fair value of plan assets, end of the year	US$	611.4	Rs.	44,702.1	Rs.	40,585.0

			(In millions)
	For the year ended March 31,
Amount recognized in the balance sheet consists of:	2021		2021		2020
Fair value of plan assets	US$	611.4	Rs.	44,702.1	Rs.	40,585.0
Present value of defined benefit obligation		623.7		45,596.5		40,763.8

		(12.3)		(894.4)		(178.8)
Effect of asset ceiling		—		(0.1)		(29.9)

Net liability	US$	(12.3)	Rs.	(894.5)	Rs.	(208.7)

	For the year ended March 31,
Total amount recognized in other comprehensive income consists of:	2021		2021		2020
Remeasurements (gains) / losses	US$	11.5	Rs.	841.6	Rs.	180.3

	For the year ended March 31,
Net periodic cost for Provident Fund consists of the following components:	2021		2021		2020
Service cost	US$	18.7		1,364.8		1339.9
Net interest cost / (income)		0.5		35.4		(62.2)

Net periodic cost	US$	19.2	Rs.	1,400.2	Rs.	1,277.7

	As at March 31
Other changes in plan assets and benefit obligation recognised in other comprehensive income.	2021		2021		2020
Remeasurements
Return on plan assets, (excluding amount included in net Interest expense)	US$	2.0		Rs. 147.3		Rs. 302.3
Actuarial (gains) / losses arising from changes in experience adjustments on plan liabilities		1.0		72.8		45.7
Actuarial (gains) / losses arising from changes in financial assumptions		6.0		441.2		—
Adjustments for limits on net asset		—		0.1		(167.7)

Total recognised in other comprehensive income		9.0		661.4		180.3

Total recognized in statement of profit and loss and other comprehensive income	US$	28.2	Rs.	2,061.6	Rs.	1,458.0

The assumptions used in determining the present value obligation of the Provident Fund is set out below:

	As at March 31
	2021	2020
Discount rate	6.90%	6.90%
Expected rate of return on plan assets	8.20% to 8.4%	8.20% to 8.60%
Remaining term to maturity of portfolio (years)	26.77	26.91

The breakup of the plan assets into various categories is as follows:

	As at March 31
	2021	2020
Central and State government bonds	45.02%	44.20%
Public sector undertakings and Private sector bonds	33.76%	34.10%
Others	21.22%	21.70%

	100.0%	100.0%

The asset allocation for plan assets is determined based on investment criteria prescribed under the relevant regulations.

As at March 31, 2021, the defined benefit obligation would be affected by approximately Rs. 1,688.5 million on account of a 0.50% decrease in the expected rate of return on plan assets.

The Company expects to contribute Rs. 1,433.0 million to the defined benefit provident fund plan in Fiscal 2022.

Severance indemnity plan

Severance indemnity is a funded plan of Tata Daewoo Commercial Vehicles Limited (TDCV), a subsidiary of Tata Motors Limited.

The following table sets out, the amounts recognized in the financial statements for the severance indemnity plan.

	For the year ended March 31,
	2021		2021		2020
	(In millions)
Change in defined benefit obligation:
Defined benefit obligation, beginning of the year	US$	38.9	Rs.	2,847.5	Rs.	4,223.3
Service cost		7.5		546.7		527.2
Interest cost		0.6		45.7		68.1
Remeasurements (gains) / losses –
Actuarial (gains) / losses arising from changes in financial assumptions		(2.9)		(213.5)		123.8
Actuarial (gains) / losses arising from changes in experience adjustments on plan liabilities		(2.7)		(196.6)		(598.7)
Actuarial (gains) / losses arising from changes in demographic assumption on plan liabilities		2.1		150.4		—
Benefits paid from plan assets		(2.6)		(190.9)		(1,329.2)
Benefits paid directly by employer		(0.3)		(19.4)		(174.3)
Foreign currency translation		1.9		140.9		7.3

Defined benefit obligation, end of the year	US$	42.5	Rs.	3,110.8	Rs.	2,847.5

Change in plan assets:
Fair value of plan assets, beginning of the year	US$	31.7		2,317.3		3,600.7
Interest income		0.5		40.1		57.6
Remeasurements gain / (loss)
Return on plan assets, (excluding amount included in net Interest expense)		(0.2)		(15.9)		(15.2)
Employer’s contributions		5.3		384.4		—
Benefits paid		(2.6)		(190.9)		(1,329.2)
Foreign currency translation		1.6		115.6		3.4

Fair value of plan assets, end of the year	US$	36.3	Rs.	2,650.6	Rs.	2,317.3

	As at March 31,
	2021		2021		2020
	(In millions)
Amount recognized in the balance sheet consist of:
Present value of defined benefit obligation	US$	42.5	Rs.	3,110.8	Rs.	2,847.5
Fair value of plan assets		36.3		2,650.6		2,317.3

Net liability	US$	(6.3)	Rs.	(460.2)	Rs.	(530.2)

Amounts in the balance sheet:
Non- current liabilities	US$	(6.3)	Rs.	(460.2)	Rs.	(530.2)

					As at March 31,
	2021		2021		2020		2019
	(In millions)
Remeasurements (gains) / losses	US$	(15.0)	Rs.	(1,099.8)	Rs.	(856.0)	Rs.	(396.3)

	US$	(15.0)	Rs.	(1,099.8)	Rs.	(856.0)	Rs.	(396.3)

Net severance indemnity cost consist of the following components:

			Year ended March 31,
	2021		2021		2020		2019
	(In millions)
Service cost	US$	7.5	Rs.	546.7	Rs.	527.2	Rs.	525.2
Net interest cost		0.1		5.6		10.5		1.6

Net periodic pension cost	US$	7.6	Rs.	552.3	Rs.	537.7	Rs.	526.8

Other changes in plan assets and benefit obligation recognized in other comprehensive income for severance indemnity plan:

	As at March 31,
	2021		2021		2020		2019
	(In millions)
Remeasurements (gains) / losses
Return on plan assets, (excluding amount included in net Interest expense)	US$	0.2		15.9	Rs.	15.2	Rs.	59.9
Actuarial (gains) / losses arising from changes in financial assumptions		(2.9)		(213.5)		123.8		368.3
Actuarial (gains) / losses arising from changes in experience adjustments on plan liabilities		(2.7)		(196.6)		(598.7)		(213.4)
Actuarial (gains) / losses arising from changes in demographic assumption on plan liabilities		2.1		150.4		—		—

Total recognized in other comprehensive income	US$	(3.3)	Rs.	(243.8)	Rs.	(459.7)	Rs.	214.8

Total recognized in income statement and other comprehensive income	US$	4.3	Rs.	308.5	Rs.	78.0	Rs.	741.6

The assumptions used in accounting for the Severance indemnity plan is set out below:

	As at March 31,
	2021	2020	2019
Discount rate	1.6%	1.6%	2.0%
Rate of increase in compensation level of covered employees	3.5%	3.5%	3.5%

The table below outlines the effect on the service cost, the interest cost and the defined benefit obligation in the event of a decrease/increase of 1% in the assumed rate of discount rate, salary escalation rate:

Assumption	Change in assumption	Impact on defined benefit obligation	Impact on service cost and interest cost
Discount rate	Increase by 1%	Decrease by Rs. 380.0 million	Decrease by Rs. 125.7 million
	Decrease by 1%	Increase by Rs. 449.7 million	Increase by Rs. 141.4 million
Salary escalation rate	Increase by 1%	Increase by Rs. 438.5 million	Increase by Rs. 151.8 million
	Decrease by 1%	Decrease by Rs. 378.7 million	Decrease by Rs. 130.0 million

Severance indemnity plans asset allocation by category is as follows:

	As at March 31,
	2021	2020
Deposit with banks	100%	100%

The weighted average duration of the defined benefit obligation as at March 31, 2021 is 10.79 years (2020 : 11.05 years).

The Company expects to contribute Rs. 32.4 million to the funded severance indemnity plans in Fiscal 2022.

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

The following table sets out the disclosure pertaining to employee benefits of Jaguar Land Rover Limited

	As at March 31,
	Pension benefits
	2021		2021		2020
	(In millions)
Change in defined benefit obligation:
Defined benefit obligation, beginning of the year	US$	9,963.4	Rs.	728,421.5	Rs.	782,664.9
Service cost		173.9		12,715.2		11,980.0
Interest cost		220.7		16,138.0		18,327.9
Remeasurements (gains) / losses
Actuarial (gains) / losses arising from changes in demographic assumptions		(27.8)		(2,035.0)		594.9
Actuarial (gains) / losses arising from changes in financial assumptions		1,153.2		84,311.8		(47,390.2)
Actuarial (gains) / losses arising from changes in experience adjustments on plan liabilities		(99.4)		(7,263.6)		(12,563.2)
Past service cost/(credit)		21.3		1,559.5		396.6
Benefits paid		(585.8)		(42,824.4)		(49,089.1)
Member contributions		1.6		116.4		133.4
Foreign currency translation		799.9		58,480.2		23,366.3

Defined benefit obligation, end of the year	US$	11,621.0	Rs.	849,619.6	Rs.	728,421.5

Change in plan assets:
Fair value of plan assets, beginning of the year	US$	10,450.6	Rs.	764,044.2	Rs.	722,401.0
Interest Income		226.2		16,533.9		17,139.1
Remeasurements gains / (losses)
Return on plan assets, (excluding amount included in net Interest expense)		29.4		2,151.0		29,266.9
Employer’s contributions		195.8		14,313.6		20,792.9
Members contributions		1.5		112.6		133.4
Benefits paid		(585.8)		(42,824.4)		(49,089.1)
Expenses paid		(29.5)		(2,159.5)		(1,416.8)
Foreign currency translation		800.8		58,543.2		24,816.8

Fair value of plan assets, end of the year	US$	11,089.0	Rs.	810,714.6	Rs.	764,044.2

The actual return on the schemes’ assets for the year ended March 31, 2021 was Rs. 18,632.0 million (2020: Rs. 46,416.8 million)

	As at March 31,
	Pension benefits
	2021		2021		2020
	(In millions)
Amount recognized in the balance sheet consist of:
Present value of defined benefit obligation	US$	11,621.0	Rs.	849,619.6	Rs.	728,421.5
Fair value of plan Assets		11,089.0		810,714.6		764,044.2

Net (liability)/Assets	US$	(532.0)	Rs.	(38,905.0)	Rs.	35,622.7

Amount recognized in the balance sheet consist of:
Non - current assets	US$	0.8		Rs. 50.4	Rs.	38,201.4
Non - current liabilities		(532.8)		(38,955.4)		(2,578.7)

Net (liability)/Assets	US$	(532.0)	Rs.	(38,905.0)	Rs.	35,622.7

Total amount recognized in other comprehensive income consists of :

	As at March 31,
	Pension benefits
	2021		2021		2020		2019
	(In millions)
Remeasurements (gains) / losses	US$	1,876.9	Rs.	137,220.2	Rs.	64,358.0	Rs.	152,983.4
Restriction of Pension asset (as per IFRIC 14)		(190.5)		(13,928.1)		(13,928.1)		(13,928.1)
Onerous obligation, excluding amounts included in interest expenses		(118.3)		(8,650.4)		(8,650.4)		(8,650.4)

	US$	1,568.1	Rs.	114,641.7	Rs.	41,779.5	Rs.	130,404.9

Net pension and post retirement cost consist of the following components:

	Year ended March 31,
	Pension benefits
	2021		2021		2020		2019
	(In millions)
Current service cost	US$	173.9	Rs.	12,715.2	Rs.	11,980.0	Rs.	14,490.5
Past service cost/(credit)		21.3		1,559.8		396.6		3,799.0
Administrative expenses		29.5		2,159.5		1,416.8		1,186.5
Net interest cost / (income) (including onerous obligations)		(5.4)		(395.9)		1,188.8		774.5

Net periodic pension cost	US$	219.4	Rs.	16,038.6	Rs.	14,982.2	Rs.	20,250.5

Amount recognized in other comprehensive income

	Year ended March 31,
	Pension benefits
	2021		2021		2020		2019
	(In millions)
Remeasurements (gains) / losses
Actuarial (gains) / losses arising from changes in demographic assumptions	US$	(27.8)	Rs.	(2,035.0)	Rs.	594.9	Rs.	(4,533.1)
Actuarial (gains) / losses arising from changes in financial assumptions		1,153.2		84,311.8		(47,390.2)		49,653.7
Actuarial (gains) / losses arising from changes in experience adjustments on plan liabilities		(99.4)		(7,263.6)		(12,563.2)		3,276.9
Return on plan assets, (excluding amount included in net Interest expense)		(29.4)		(2,151.0)		(29,266.9)		(23,626.2)

Total recognized in other comprehensive income	US$	996.6	Rs.	72,862.2	Rs.	(88,625.4)	Rs.	24,771.3

Total recognized in income statement and other comprehensive income	US$	1,216.0	Rs.	88,900.8	Rs.	(73,643.2)	Rs.	45,021.8

The assumptions used in accounting for the pension plans are set out below:

	As at March 31,
	Pension benefits
	2021	2020	2019
Discount rate	2.1%	2.4%	2.4%
Expected rate of increase in benefit revaluation of covered employees	3.0%	2.0%	2.4%
RPI Inflation rate	2.4%	2.6%	3.2%

Whilst salary inflation is no longer used in the calculation of the Projected Benefit Obligation or Service Cost Jaguar Land Rover Limited’s assumption for this, on average over the medium term, has reduced from CPI +0.5% to CPI as at March 31, 2021.

The assumed life expectations on retirement at age 65 are (years)

Retiring today :
Males	21.0	21.0	21.3
Females	23.3	23.2	23.4
Retiring in 20 years :
Males	22.4	22.4	22.5
Females	25.2	25.1	25.1

For the valuation as at March 31, 2021, the mortality assumptions used are the SAPS table, in particular S2PxA tables and the Light Table for members of the Jaguar Executive Pension Plan.

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

For the valuation as at March 31, 2020, the mortality assumptions used are the SAPS table, in particular S2PxA tables and the Light Tablefor members of the Jaguar Executive Pension Plan. For the Jaguar Pension Plan, scaling factor of 111% to 117% have been used for male members and scaling factor of 101% to 112% have been used for female members. For the Land Rover Pension Scheme, scaling factor of 107% to 111% have been used for male members and scaling factor of 101% to 109% have been used for female members.For the Jaguar Executive Pension Plan, an average scaling factor of 94% has been used for male members and an average scaling factor of 84% has been used for female members.

For the 2021 year end calculations there is an allowance for future improvements in line with the CMI (2020) projections and an allowance for long-term improvements of 1.25% per annum and Sk=7.5, (2020: CMI (2019) projections with 1.25% per annum improvements and Sk=7.5, 2019: CMI (2018) projections with 1.25% per annum improvements).

A past service cost of Rs. 873.4 million has been recognised in the year ended 31 March 2021 following a further High Court ruling, published on 20 November 2020, that provided clarification on the obligations of pension plan trustees to equalise past transfer values allowing for the effect of unequal Guaranteed Minimum Pensions (‘GMP’) between 17 May 1990 and 5 April 1997 (“GMP equalisation”).

A further past service cost of Rs.679.3 million was also recognised in the year ended 31 March 2021. This reflects benefit improvements for certain members as part of the Group restructuring programme that commenced in the year ended 31 March 2021.

A past service cost of Rs.396.6. million was also recognised in the year ended 31 March 2020. This reflects benefit improvements for certain members as part of the Group restructuring programme.

A past service credit of Rs. 3,799.0 million was recognised in the year ended 31 March 2019 after the Group approved and communicated to its defined benefit schemes’ members that the defined benefit schemes’ rules were to be amended with effect from 6 April 2017. As a result, among other changes, future retirement benefits would be calculated each year and revalued until retirement in line with a prescribed rate rather than based upon a member’s final salary at retirement.

Pension plans asset allocation by category is as follows:

	As at March 31,
	2021			2020
	Quoted *	Unquoted	Total	Quoted *	Unquoted	Total
	(In millions)
Equity Instruments
Information Technology	13,452.2	—	13,452.2	11,598.3	—	11,598.3
Energy	1,078.2	—	1,078.2	935.3	—	935.3
Manufacturing	7,537.3	—	7,537.3	6,547.4	—	6,547.4
Financials	4,846.8	—	4,846.8	4,209.1	—	4,209.1
Others	26,904.4	—	26,904.4	23,408.3	—	23,408.3

	53,818.9	—	53,818.9	46,698.4	—	46,698.4

Debt Instruments
Government	172,631.5	—	172,631.5	181,831.3	—	181,831.3
Corporate Bonds (Investment Grade)	138,774.3	20,767.8	159,542.1	116,450.6	32,550.0	149,000.6
Corporate Bonds (Non Investment Grade)	9,441.7	97,465.9	106,907.6	—	70,151.0	70,151.0

	320,847.5	118,233.7	439,081.2	298,281.9	102,701.0	400,982.9

Property Funds
UK	—	30,582.3	30,582.3	—	25,534.9	25,534.9
Other	—	20,203.5	20,203.5	—	22,354.8	22,354.8

	—	50,785.8	50,785.8	—	47,889.7	47,889.7

Cash and Cash equivalents	26,733.1	—	26,733.1	63,445.3	—	63,445.3

Other
Hedge Funds	—	49,939.4	49,939.4	—	44,428.9	44,428.9
Private Markets	—	83,030.8	83,030.8	—	52,566.4	52,566.4
Alternatives	5,743.6	58,897.5	64,641.1	—	55,559.6	55,559.6

	5,743.6	191,867.7	197,611.3	—	152,554.9	152,554.9

Derivatives
Foreign exchange contracts	—	1,521.6	1,521.6	—	(3,367.2)	(3,367.2)
Interest Rate and inflation	—	36,326.0	36,326.0	—	50,976.4	50,976.4
Equity protection derivatives	—	4,836.7	4,836.7	—	4,863.8	4,863.8

	—	42,684.3	42,684.3	—	52,473.0	52,473.0

Total	407,143.1	403,571.5	810,714.6	408,425.6	355,618.6	764,044.2

*	determined on the basis of quoted prices for identical assets or liabilities in active markets.

As at March 31, 2021, the schemes held Gilt Repos. The net value of these transactions is included in the value of government bonds in the table above. The value of the funding obligation for the Repo transactions is Rs. 207,274.7 million at March 31, 2021 (2020: Rs. 246,837.8 million, 2019: Rs. 142,920.9 million).

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

Assumption	Change in assumption	Impact on defined benefit obligation	Impact on service cost and interest cost
Discount rate	Increase / decrease by 0.25%	Decrease/increase by Rs. 41,515.4 million	Decrease/increase by Rs 705.4 million
Inflation rate	Increase / decrease by 0.25%	Increase/decrease by Rs. 23,075.3.0 million	Increase/decrease by Rs. 403.1 million
Mortality rate	Increase / decrease by 1 year	Increase/decrease by Rs. 30,128.9 million	Increase/decrease by Rs. 403.1 million

Private Equity holdings have been measured using the most recent valuations, adjusted for cash and currency movements between the last valuation date and March 31, 2021. Given the movements in listed equity markets, the valuation of Private Equity holdings may vary significantly. The value of the Private Equity holdings in the JLR UK Plans included above is Rs.45,645.8 million as at March 31, 2021.

Jaguar Land Rover contributes towards the UK defined benefit schemes. The April 5, 2018 valuations were completed in December 2018. As a result of these valuations it is intended to eliminate the pension scheme funding deficits over the 10 years to March 31, 2028. Whilst there is currently an additional liability over the projected benefit obligation, based on current legal advice the Group will not be required to recognise an additional obligation in the future. JLR has taken legal advice considering the documentation of the UK schemes and the regulatory environment. This confirmed the recoverability of any surplus in the scheme and JLR has based its accounting judgement on this advice.

In line with the schedule of contributions agreed following the 2018 statutory funding valuations and amended in April 2020, the current ongoing Group contribution rate for defined benefit accrual is c.21 per cent of pensionable salaries in the UK.

Deficit contributions are paid in line with the schedule of contributions at a rate of Rs. 6,045.9 million per year until March 31, 2024 followed by Rs. 2,519.1 million per year until March 31, 2028, although as part of JLR’s response to the COVID-19 disease JLR has agreed to defer all of its contributions, payable for April, May and June 2020, until FY22. This agreement is reflected in an updated Schedule of Contributions dated April 29, 2020.

The average duration of the benefit obligation at March 31, 2021 is 19 years (2020: 19 years).

The expected net periodic pension cost for the year ended March 31, 2022 is expected to be Rs.15,147.1 million. The Company expects to pay Rs. 24,788.3 million to its defined benefit schemes in the year ended March 31, 2022.

Defined contribution plan

The Company’s contribution to defined contribution plans aggregated Rs. 15,090.5 million, Rs. 10,305.5 million and Rs. 11,862.1 million for years ended March 31, 2021, 2020 and 2019, respectively.

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

As at March 31, 2021, there are matters and/or disputes pending in appeal amounting to Rs.6,213 million, which includes Rs.78 million in respect of equity accounted investees (Rs.14,633 million, which includes Rs.966 million in respect of equity accounted investees as at March 31, 2020).

Customs, Excise Duty and Service Tax

As at March 31, 2021, there are pending litigations for various matters relating to customs, excise duty and service tax involving demands, including interest and penalties, of Rs.6,427 million, which includes Rs.11 million in respect of equity accounted investees (Rs.6,653 million, which includes Rs.11 million in respect of equity accounted investees as at March 31, 2020). These demands challenged the basis of valuation of the Company’s products and denied the Company’s claims of Central Value Added Tax, or CENVAT, credit on inputs. The details of the demands for more than Rs.1,000 million are as follows:

As at March 31, 2021, the Excise Authorities have raised a demand and penalty of Rs.2,683 million, (Rs.2,683 million as at March 31, 2020), due to the classification of certain chassis (as goods transport vehicles instead of dumpers) which were sent to automotive body builders by the Company, which the Excise Authorities claim requires the payment of the National Calamity Contingent Duty (NCCD). The Company has obtained a technical expert certificate on the classification. The appeal is pending before the Custom Excise & Service Tax Appellate Tribunal.

Sales Tax / VAT

The total sales tax demands (including interest and penalty), that are being contested by the Company amount to Rs.14,220 million, which includes Rs.90 million in respect of equity accounted investees as at March 31, 2021 (Rs.9,621 million, which includes Rs.98 million in respect of equity accounted investees, as at March 31, 2020). The details of the demands for more than Rs.1,000 million are as follows:

The Sales Tax Authorities have raised demand of Rs.3,269 million (Rs.2,078 million as at March 31, 2020) towards rejection of certain statutory forms for concessional lower/nil tax rate (Form F and Form C) on technical grounds and few other issues such as late submission, single form issued against different months’ / quarters’ dispatches / sales, etc. and denial of exemption from tax in absence of proof of export for certain year. The Company has contended that the benefit cannot be denied on technicalities, which are being complied with. The matter is pending at various levels.

The Sales Tax authorities have denied input tax credit and levied interest and penalty thereon due to varied reasons aggregating to Rs.2,705 million as at March 31, 2021 (Rs.2,218 million as at March 31, 2020). The reasons for disallowing credit was mainly due to Taxes not paid by Vendors, incorrect method of calculation of set off as per the department, alleged suppression of sales as per the department etc. The matter is contested in appeal.

The Sales Tax Authorities have raised demand for Check post /Entry Tax liability at various states amouting to Rs.4,346 million (Rs.658 million as at March 31, 2020). The Company is contesting this issue.

The Sales Tax Authorities have raised demand of Rs.1,488 million (Rs.1,488 as at March 31, 2020) towards full CST liability on Chassis exported after enroute body building and interest thereon considering as CST sale. The Company has contended that the Company’s manufacturing plant dispatching chassis for enroot body building to bodybuilders as bill to the Company and ship to bodybuilders is constituted as export sale after Chassis export. The matter is contested in appeal.

Other Taxes and Dues

Other amounts for which the Company may contingently be liable aggregate to Rs.2,470 million, which includes Rs.8 million in respect of equity accounted investees as at March 31, 2020 (Rs.6,375 million, which includes Rs.71 million in respect of equity accounted investees, as at March 31, 2020).

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

The Company has, consequent to an Order of the Hon’ble Supreme Court of India in the case of R.C.Gupta Ors. Vs Regional Provident Fund Organisation and Ors., evaluated the impact on its employee pension scheme and concluded that this is not applicable to the Company based on external legal opinion and hence it is not probable that there will be an outflow of resources. Further a Supreme Court of India bench, allowed the review petitions filed by the Employees Provident Fund Organisation (EPFO) and decided to reconsider the previous order that permitted grant of Provident Fund pension on last drawn salary. The Supreme Court has recalled its 2019 order which had paved way for pension on last drawn salary for employees by removing the current salary ceiling of Rs.15,000.

Commitments

The Company has entered into various contracts with vendors and contractors for the acquisition of plant and machinery, equipment and various civil contracts of a capital nature amounting to Rs.96,325 million as at March 31, 2021 (Rs.134,853 million as at March 31, 2020), which are yet to be executed.

The Company has entered into various contracts with vendors and contractors for the acquisition of intangible assets of a capital nature amounting to Rs.2,511 million as at March 31, 2021, (Rs.2,030 million as at March 31, 2020), which are yet to be executed.

Under the joint venture agreement with Chery Jaguar Land Rover Automotive Co. Limited, the Company has an outstanding commitment of Rs.17,014 million as at March 31, 2021 (Rs.16,298 million as at March 31, 2020) towards its share in the capital of the joint venture.

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

The following table summarizes the capital of the Company:

	As at March 31,
	2021		2021		2020
	(In millions)
Equity*	US$	5,883.4	Rs.	430,135.5	Rs.	592,626.1
Short-term borrowings and current portion of long-term debt		5,853.0		427,917.4		354,949.0
Long-term debt		12,734.4		931,019.7		833,048.1

Total debt		18,587.4		1,358,937.1		1,187,997.1

Total capital (Debt + Equity)	US$	24,470.8	Rs.	1,789,072.6	Rs.	1,780,623.2

*	Details of equity :

	As at March 31,
	2021		2021		2020
	(In millions)
Total equity as reported in balance sheet	US$	7,100.8	Rs.	519,135.8	Rs.	598,034.7
Currency translation reserve attributable to
- Shareholders of Tata Motors Limited		(1,226.9)		(89,692.0)		(51,422.5)
- Non-controlling interests		(7.3)		(536.5)		(351.9)
Hedging reserve		16.7		1,222.1		41,937.1
Cost of hedge reserve		0.1		6.1		4,428.7

Equity as reported above	US$	5,883.4	Rs.	430,135.5	Rs.	592,626.1

39. Disclosures on financial instruments

This section gives an overview of the significance of financial instruments for the Company and provides additional information on balance sheet items that contain financial instruments.

Financial assets and liabilities

The following table presents the carrying amounts and fair value of each category of financial assets and liabilities as at March 31, 2021.

(a) Financial assets	Cash and other financial assets at amortized cost		Non-Derivative Financial assets at fair value		Derivatives other than in hedging relationship (at fair value through profit or loss)		Derivatives in hedging relationship (at fair value)		Total carrying value		Total fair value		Total carrying value		Total fair value
	(In millions)
Cash and cash equivalents	Rs.	317,000.1	Rs.	—	Rs.	—	Rs.	—	Rs.	317,000.1	Rs.	317,000.1	US$	4,335.9	US$	4,335.9
Short-term deposits		143,460.0		—		—		—		143,460.0		143,460.0		1,962.2		1,962.2
Finance receivables		267,260.2		79,888.9		—		—		347,149.1		350,497.7		4,748.3		4,794.1
Trade receivables		126,790.8		—		—		—		126,790.8		126,790.8		1,734.2		1,734.2
Other investments – non-current		—		13,683.0		—		—		13,683.0		13,683.0		187.2		187.2
Other investments – current		160,788.4		29,723.4		—		—		190,511.8		190,511.8		2,605.8		2,605.8
Other financial assets – current		49,187.4		—		7,598.8		20,915.4		77,701.6		77,701.6		1,062.8		1,062.8
Other financial assets – non-current		37,573.5		—		6,375.2		26,237.0		70,185.7		70,185.7		960.1		960.1

Total	Rs.	1,102,060.4	Rs.	123,295.3	Rs.	13,974.0	Rs.	47,152.4	Rs.	1,286,482.1	Rs.	1,289,830.7	US$	17,596.5	US$	17,642.3

Financial liabilities	Other financial liabilities (at amortized cost)		Derivatives other than in hedging relationship (at fair value)		Derivatives in hedging relationship (at fair value)		Total carrying value		Total fair value		Total carrying value		Total fair value
	(In millions)
Accounts payable	Rs.	739,739.6	Rs.	—	Rs.	—	Rs.	739,739.6	Rs.	739,739.6	US$	10,118.2	US$	10,118.2
Acceptances		78,603.1		—		—		78,603.1		78,603.1		1,075.1		1,075.1
Short-term debt (excluding current portion of long-term debt)		216,627.9		—		—		216,627.9		216,627.9		2,963.1		2,963.1
Long-term debt (including current portion of long-term debt) (refer note below)		1,142,309.2		—		—		1,142,309.2		1,093,175.6		15,624.4		14,952.5
Other financial liabilities –current		63,256.1		6,866.4		17,335.4		87,457.9		87,457.9		1,196.3		1,196.3
Other financial liabilities – non-current		59,089.8		7,635.2		12,959.1		79,684.1		86,420.3		1,089.9		1,182.1

Total	Rs.	2,299,625.7	Rs.	14,501.6	Rs.	30,294.5	Rs.	2,344,421.8	Rs.	2,302,024.4	US$	32,067.0	US$	31,487.3

Note:
1

Includes Rs. 79,000.2 million designated as hedged item in fair value hedge relationship. This includes a loss of Rs. 100.8 million on account of fair value changes attributable to the hedged interest rate risk.

2	Includes Rs. 62,978.4 million (GBP 625 million) designated as hedging instruments in net investment hedge relationship.

The following table presents the carrying amounts and fair value of each category of financial assets and liabilities as at March 31, 2020.

Financial assets	Cash and other financial assets at amortized cost		Non-Derivative Financial assets at fair value		Derivatives other than in hedging relationship (at fair value through profit or loss)		Derivatives in hedging relationship (at fair value)		Total carrying value		Total fair value
	(In millions)
Cash and cash equivalents	Rs.	184,678.0	Rs.	—	Rs.	—	Rs.	—	Rs.	184,678.0	Rs.	184,678.0
Short-term deposits		148,294.8		—		—		—		148,294.8		148,294.8
Finance receivables		273,592.8		37,197.9		—		—		310,790.7		306,014.4
Trade receivables		111,726.9		—		—		—		111,726.9		111,726.9
Other investments – non-current		—		10,280.5		—		—		10,280.5		10,280.5
Other investments – current		93,546.0		15,069.3		—		—		108,615.3		108,615.3
Other financial assets – current		35,601.2		—		15,667.6		8,245.4		59,514.2		59,514.2
Other financial assets – non-current		32,411.9		—		3,890.8		19,020.8		55,323.5		55,323.5

Total	Rs.	879,851.6	Rs.	62,547.7	Rs.	19,558.4	Rs.	27,266.2	Rs.	989,223.9	Rs.	984,447.6

Financial liabilities	Other financial liabilities (at amortized cost)		Derivatives other than in hedging relationship (at fair value)		Derivatives in hedging relationship (at fair value)		Total carrying value		Total fair value
	(In millions)
Accounts payable	Rs.	705,671.9	Rs.	—	Rs.	—	Rs.	705,671.9	Rs.	705,671.9
Acceptances		27,713.3		—		—		27,713.3		27,713.3
Short-term debt (excluding current portion of long-term debt)		163,624.8		—		—		163,624.8		163,624.8
Long-term debt (including current portion of long-term debt) (refer note below)		1,024,372.3		—		—		1,024,372.3		929,535.9
Other financial liabilities – current		70,047.3		19,262.8		23,543.1		112,853.2		112,853.2
Other financial liabilities – non-current		57,655.4		5,879.6		26,679.2		90,214.2		92,321.6

Total	Rs.	2,049,085.0	Rs.	25,142.4	Rs.	50,222.3	Rs.	2,124,449.7	Rs.	2,031,720.6

1

Includes Rs. 83,339.3 million designated as hedged item in fair value hedge relationship. This includes a loss of Rs. 4,220.3 million on account of fair value changes attributable to the hedged interest rate risk.

Fair Value Hierarchy

The following table provides an analysis of financial instruments that are measured subsequent to initial recognition at fair value, grouped into Level 1 to Level 3, as described below.

Quoted prices in an active market (Level 1): This level of hierarchy includes financial instruments that are measured by reference to quoted prices (unadjusted) in active markets for identical assets or liabilities. This category consists quoted equity shares, quoted corporate debt instruments and mutual fund investments.

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

Valuation techniques with significant unobservable inputs (Level 3): This level of hierarchy includes financial assets and liabilities measured using inputs that are not based on observable market data (unobservable inputs). Fair values are determined in whole or in part, using a valuation model based on assumptions that are neither supported by prices from observable current market transactions in the same instrument nor based on available market data. The main items in this category are unquoted financial assets, measured at fair value.

	As at March 31, 2021
	Level 1		Level 2		Level 3		Total
	(In millions)
Financial assets measured at fair value
Investments	Rs.	34,715.5	Rs.	—	Rs.	8,689.1	Rs.	43,404.6
Derivative assets		—		61,126.4		—		61,126.4
Finance receivables		—				79,888.9		79,888.9

Total	Rs.	34,715.5	Rs.	61,126.4	Rs.	88,578.0	Rs.	184,419.9

	US$	474.8	US$	836.2	US$	1,211.6	US$	2,522.6

Financial liabilities measured at fair value
Derivative liabilities	Rs.	—	Rs.	44,796.1	Rs.	—	Rs.	44,796.1

Total	Rs.	—	Rs.	44,796.1	Rs.	—	Rs.	44,796.1

	US$	—	US$	612.6	US$	—	US$	612.6

Costs of certain unquoted equity instruments have been considered as an appropriate estimate of fair value because these investments are subject to a wide range of possible fair value measurements and cost represents the best estimate of fair value within that range. These investments in equity instruments are not held for trading. Instead, they are held for medium or long-term strategic purpose. Upon the application of IFRS 9, the Company has chosen to designate these investments in equity instruments as at FVTOCI as the management believe that this provides a more meaningful presentation for medium or long-term strategic investments, than reflecting changes in fair value in profit or loss.

Fair values of forward derivatives and commodity swap contracts are estimated by discounting expected future contractual cash flows using prevailing market interest rate curves. Option contracts are fair valued using standard options pricing methodology, based on prevailing market interest rates and volatality.

Reconciliation of financial assets measured at fair value using significant unobservable inputs (Level 3)	For the year ended March 31,
	2021		2021		2020
Balance at the beginning	US$	606.1	Rs.	44,313.8	Rs.	7,382.6
Originated or purchased during the period		841.6		61,529.3		39,470.3
Interest accrued on loans measured at FVOCI		2.4		177.1		272.9
Disposals during the period		(270.3)		(19,762.0)		(2,831.0)
Loan loss provision recognised		—		—		(168.9)
Fair value changes recognized through OCI		33.0		2,411.7		1,333.2
Fair value changes recognized through P & L		(1.1)		(83.4)		(1,215.9)
Foreign exchange translation difference		(0.1)		(8.5)		70.6

Balance at the end	US$	1,211.6	Rs.	88,578.0	Rs.	44,313.8

	As at March 31, 2020
	Level 1		Level 2		Level 3		Total
	(In millions)
Financial assets measured at fair value
Investments	Rs.	18,234.0	Rs.	—	Rs.	7,115.8	Rs.	25,349.8
Derivative assets		—		46,824.6		—		46,824.6
Finance receivables		—				37,197.9		37,197.9

Total	Rs.	18,234.0	Rs.	46,824.6	Rs.	44,313.7	Rs.	109,372.3

Financial liabilities measured at fair value
Derivative liabilities	Rs.	—	Rs.	75,364.7	Rs.	—	Rs.	75,364.7

Total	Rs.	—	Rs.	75,364.7	Rs.	—	Rs.	75,364.7

There have been no transfers between level 1, level 2 and level 3 for the year ended March 31, 2021 and 2020.

The following table provides an analysis of fair value of financial instruments that are not measured at fair value on recurring basis, grouped into Level 1 to Level 3 categories

	As at March 31, 2021
	Level 1		Level 2		Level 3		Total
	(In millions)
Financial assets not measured at fair value
Finance receivables		—		—		270,608.8		270,608.8
Other investments		160,788.4		—		—		160,788.4

Total	Rs.	160,788.4	Rs.	—	Rs.	270,608.8	Rs.	431,397.2

	US$	2,199.3	US$	—	US$	3,701.4	US$	5,900.7

Financial liabilities not measured at fair value
Short-term debt (excluding current portion of long-term debt)		—		216,627.9		—		216,627.9
Long-term debt (including current portion of long-term debt)		547,498.3		545,677.3		—		1,093,175.6

Total	Rs.	547,498.3	Rs.	762,305.2	Rs.	—	Rs.	1,309,803.5

	US$	7,488.7	US$	10,426.9	US$	—	US$	17,915.6

	As at March 31, 2020
	Level 1		Level 2		Level 3		Total
	(In millions)
Financial assets not measured at fair value
Finance receivables		—		—		268,816.5		268,816.5
Other investments		93,546.0		—		—		93,546.0

Total	Rs.	93,546.0	Rs.	—	Rs.	268,816.5	Rs.	362,362.5

Financial liabilities not measured at fair value
Short-term debt (excluding current portion of long-term debt)		—		163,624.8		—		163,624.8
Long-term debt (including current portion of long-term debt)		347,156.9		582,379.0		—		929,535.9

Total	Rs.	347,156.9	Rs.	746,003.8	Rs.	—	Rs.	1,093,160.7

Other short-term financial assets and liabilities are stated at amortized cost which is approximately equal to their fair value.

The fair value of finance receivables has been estimated by discounting expected cash flows using rates at which loans of similar credit quality and maturity would be made and internal assumptions such as expected credit losses and estimated collateral value for repossessed vehicles as at March 31, 2021 and 2020. Since unobservable inputs are applied, finance receivables are classified in Level 3.

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

The following table discloses the amounts that have been offset, in arriving at the balance sheet presentation and the amounts that are available for offset only under certain conditions as at March 31, 2021:

	Gross amount recognized		Gross amount recognized as set off in the balance sheet		Net amount presented in the balance sheet		Amounts subject to an enforceable master netting arrangement				Net amount after offsetting
Financial assets							Financial instruments		Cash collateral (received/ pledged)
	(In millions)
Derivative financial instruments	Rs.	61,126.4	Rs.	—	Rs.	61,126.4	Rs.	(36,793.4)	Rs.	—	Rs.	24,333.0
Trade receivables		128,821.6		(2,030.8)		126,790.8		—		—		126,790.8
Cash and cash equivalents		338,815.9		(21,815.8)		317,000.1		—		—		317,000.1

Total	Rs.	528,763.9	Rs.	(23,846.6)	Rs.	504,917.3	Rs.	(36,793.4)	Rs.	—	Rs.	468,123.9

	US$	7,232.4	US$	(326.2)	US$	6,906.2	US$	(503.3)	US$	—	US$	6,402.9

Financial liabilities
Derivative financial instruments	Rs.	44,796.1	Rs.	—	Rs.	44,796.1	Rs.	(36,793.4)	Rs.	—	Rs.	8,002.7
Accounts payable		741,770.4		(2,030.8)		739,739.6		—		—		739,739.6
Loans from banks/financial institutions (short-term)		154,994.6		(21,815.8)		133,178.8		—		—		133,178.8

Total	Rs.	941,561.1	Rs.	(23,846.6)	Rs.	917,714.5	Rs.	(36,793.4)	Rs.	—	Rs.	880,921.1

	US$	12,878.7	US$	(326.2)	US$	12,552.5	US$	(503.3)	US$	—	US$	12,049.2

The following table discloses the amounts that have been offset in arriving at the balance sheet presentation and the amounts that are available for offset only under certain conditions as at March 31, 2020:

	Gross amount recognized		Gross amount recognized as set off in the balance sheet		Net amount presented in the balance sheet		Amounts subject to an enforceable master netting arrangement				Net amount after offsetting
Financial assets							Financial instruments		Cash collateral (received/ pledged)
	(In millions)
Derivative financial instruments	Rs.	46,824.6	Rs.	—	Rs.	46,824.6	Rs.	(36,314.6)	Rs.	—	Rs.	10,510.0
Trade receivables		113,051.3		(1,324.4)		111,726.9		—		—		111,726.9
Cash and cash equivalents		251,125.0		(66,447.0)		184,678.0		—		—		184,678.0

Total	Rs.	411,000.9	Rs.	(67,771.4)	Rs.	343,229.5	Rs.	(36,314.6)	Rs.	—	Rs.	306,914.9

Financial liabilities
Derivative financial instruments	Rs.	75,364.7	Rs.	—	Rs.	75,364.7	Rs.	(36,314.6)	Rs.	—	Rs.	39,050.1
Accounts payable		706,996.3		(1,324.4)		705,671.9		—		—		705,671.9
Loans from banks/financial institutions (short-term)		161,422.6		(66,447.0)		94,975.6		—		—		94,975.6

Total	Rs.	943,783.6	Rs.	(67,771.4)	Rs.	876,012.2	Rs.	(36,314.6)	Rs.	—	Rs.	839,697.6

(b)	Transfer of financial assets

The Company transfers finance receivables through securitization transactions and direct assignments. In such transactions the Company surrenders control over the receivables, though it continues to act as an agent for the collection of receivables. In most of these transactions, the Company also provides credit enhancements to the transferee.

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

Further the Company transfers certain trade receivables under the debt factoring arrangements. These do not qualify for derecognition, due to existence of the recourse arrangement. Consequently the proceeds received from transfer are recorded as loans from banks / financial institutions and classified under short-term borrowings.

The carrying amount of trade receivables and finance receivables transferred along with the associated liabilities is as follows:

	As at March 31,
	2021				2021					2020
Nature of Asset	Carrying amount of asset transferred		Carrying amount of associated liabilities		Carrying amount of asset transferred			Carrying amount of associated liabilities		Carrying amount of asset transferred			Carrying amount of associated liabilities
	(In millions)
Trade receivables	US$	32.6	US$	32.6	Rs.	2,383.5		Rs.	2,383.5	Rs.	—		Rs.	—
Finance receivables	US$	411.5	US$	406.5	Rs.	30,084.3	*	Rs.	29,721.6	Rs.	42,573.7	*	Rs.	42,299.4

*	Net of provision of Rs. 534.9 million and Rs. 493.8 million as at March 31, 2021 and 2020, respectively.

(c)	Cash flow hedges

The Company has designated a number of financial instruments in hedging relationship. The Company uses foreign currency forward and option contracts, cross currency interest rate swaps and other currency options to hedge changes in future cash flows as a result of foreign currency and interest rate risk arising from forecasted sales and purchases and repayment of foreign currency bonds. The Company has also designated some of its U.S. dollar denominated bonds as hedging instruments in a cash flow hedging relationship to hedge the changes in future cash flows as a result of foreign currency risk arrising from future anticipated sales

The Company also has a number of foreign currency options and other currency options, which are entered into as an economic hedge of the financial risks of the Company. These contracts do not meet the hedge accounting criteria , hence the change in fair value of these derivatives are recognized in the income statement.

Options are designated on spot discounted basis. The time value of options are identified as cost of hedge. Changes in the time value of options are recognized in cost of hedge reserve to the extent they relate to the hedged item. Changes in the spot intrinsic value of options is recognized in hedge reserve. Changes in fair value arising from own and counterparty credit risk in options and forward exchange contracts are considered ineffective in the hedge relationship and thus the change in fair value of options & forward exchange contracts attributable to changes in credit spread are recognized in the consolidated income statement. Cross currency basis spread was historically included in the hedging relationship. Cross currency basis spread arising from forward exchange contarcts is identified as cost of hedge and accordignly changes in fair value attributable to this is recognized in cost of hedge reserve to the extent they relate to the hedged item.

Changes in fair value of foreign currency derivative and bonds, to the extent determined to be an effective hedge, is recognized in other comprehensive income and the ineffective portion of the fair value change is recognized in the consolidated income statement. The fair value gain/losses recorded in hedge reserve and cost of hedge reserve is recognized in the consolidated income statement when the forecasted transactions affects profit or loss. The accumulated gain/losses in hedge reserve and cost of hedge reserve are expected to be recognized in the consolidated income statement during the years ending March 31, 2020 to 2024.

It is anticipated that the hedged sales will take place over the next one to five years, at which time the amount deferred in equity will be reclassified to revenue in the consolidated income statement.

It is anticipated that the hedged purchases will take place over the next one to five years, at which time the amount deferred in equity will be included in the carrying amount of the raw materials. On sale of the finished product, the amount previously deferred in equity and subsequently recognised in inventory will be reclassified to raw materials, components, and consumables in the consolidated income statement .

In light of the impact of COVID-19 on forecast exposures, the Company reassessed existing hedging relationships and released amounts deferred in equity to profit and loss where appropriate.

	Year ended March 31,
	2021		2021		2020		2019
	(In millions)
Fair value gain/(loss) on foreign currency derivative contracts recognized in Hedging reserve	US$	898.3	Rs.	65,674.3	Rs.	(23,993.3)	Rs.	(80,992.4)
Fair value gain/(loss) on foreign currency bonds recognized in Hedging reserve		(294.5)		(21,527.6)		(618.3)		(9,429.1)
Fair value gain/(loss) on cross currency interest rate swaps entered for cash flow hedges of repayment of foreign currency denominated borrowings recognized in Hedging reserve		4.0		294.1		(818.9)		446.0
Fair value gain/(loss) on interest rate swaps entered for cash flow hedges of payment of interest on borrowings that are benchmarked to libor		(2.6)		(192.1)		(152.9)		(595.7)

Gain/(loss) recognized in other comprehensive income during the year	US$	605.2	Rs.	44,248.7	Rs.	(25,583.4)	Rs.	(90,571.2)

Gain/(loss) reclassified from Hedging reserve and recognized in ‘Revenue’ in the income statement on occurance of forecast sales	US$	(144.2)	Rs.	(10,540.1)	Rs.	(50,511.8)	Rs.	(79,529.5)
Gain/(loss) reclassified out of Hedging reserve and recorded in ‘Raw materials, components and consumables’ in the income statement when forecast purchases affect income statement		(21.0)		(1,533.3)		—		—
Gain/(loss) reclassified from Hedging reserve and recognized in ‘Foreign exchange (gain)/loss (net)’ in the income statement for the case where on account of forecasted transactions are no longer expected to occur		45.4		3320.1		147.8		(1,033.4)
Gain/(loss) reclassified from Hedging reserve and recognized in ‘Foreign exchange (gain)/loss (net)’ in the income statement for repayment of foreign currency denominated borrowings		(19.8)		(1,448.0)		1,203.5		—

Gain/(loss) reclassified from other comprehensive income to the consolidated income statement	US$	(139.6)	Rs.	(10,201.3)	Rs.	(49,160.5)	Rs.	(80,562.9)

(d)	Financial risk management

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

(i) Market risk

Market risk is the risk of any loss in future earnings, in realizable fair values or in future cash flows that may result from a change in the price of a financial instrument. The value of a financial instrument may change as a result of changes in the interest rates, foreign currency exchange rates, equity price fluctuations, liquidity and other market changes. Future specific market movements cannot be normally predicted with reasonable accuracy

(i)–(a) Foreign currency exchange rate risk:

The fluctuation in foreign currency exchange rates may have potential impact on the consolidated income statement, consolidated statement of comprehensive income ,consolidated balance sheet, consolidated statement of changes in equity and cosolidated statement of cash flows, where any transaction references more than one currency or where assets/liabilities are denominated in a currency other than the functional currency of the respective consolidated entities.

Considering the countries and economic environment in which the Company operates, its operations are subject to risks arising from fluctuations in exchange rates in those countries. The risks primarily relate to fluctuations in U.S. dollar, GBP, Chinese renminbi, Japanese yen, Singapore dollar and Euro, against the respective functional currencies of Tata Motors Limited and its subsidiaries.

The Company, as per its risk management policy, uses foreign exchange and other derivative instruments primarily to hedge foreign exchange and interest rate exposure. Furthermore, any movement in the functional currencies of the various operations of the Company against major foreign currencies may impact the Company’s revenues and expenditure relating to its international operations. Any weakening of the functional currency may impact the Company’s cost of imports and cost of borrowings and consequently may increase the cost of financing the Company’s capital expenditures.

The Company evaluates the impact of foreign exchange rate fluctuations by assessing its exposure to exchange rate risks.

The foreign exchange rate sensitivity is calculated for each currency by aggregation of the net foreign exchange rate exposure of each currency and a simultaneous parallel foreign exchange rates shift in the foreign exchange rates of each currency by 10% while keeping the other variables as constant.

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

The following table sets forth information relating to foreign currency exposure (other than risk arising from derivatives disclosed at clause (iv) below) as at March 31, 2021:

	U.S. dollar	Euro	Chinese Renminbi	GBP	Canadian dollar	Others*	Total
(In millions)
Financial assets	Rs.181,174.9	Rs.113,988.0	Rs. 34,468.8	Rs. 7,817.4	Rs. 4,761.5	Rs.26,522.2	Rs. 368,732.8
Financial liabilities	Rs.480,423.3	Rs.433,444.1	Rs.120,331.7	Rs.56,714.0	Rs.13,253.5	Rs.28,956.2	Rs.1,133,122.8

*	Others mainly include currencies such as the Russian rouble, Singapore dollars, Swiss franc, Australian dollars, South African rand, Thai baht, Japanese Yen and Korean won.

The table below outlines the effect change in foreign currencies exposure for the year ended March 31, 2021:

Change in assumption	Impact on Company’s net income before tax for financial assets	Impact on Company’s net income before tax for financial liabilities
Appreciation in foreign currencies by 10%	Increase by Rs. 36,873.3 million	Decrease by Rs. (113,312.3) million
Depreciation in foreign currencies by 10%	Decrease by Rs. (36,873.3) million	Increase by Rs. 113,312.3 million

The following table set forth information relating to foreign currency exposure (other than risk arising from derivatives disclosed at clause (iv) below) as at March 31, 2020:

	U.S. dollar	Euro	Chinese Renminbi	GBP	Japanese Yen	Others*	Total
	(In millions)
Financial assets	Rs.185,949.4	Rs.114,145.3	Rs.45,268.6	Rs.13,133.8	Rs.15,354.1	Rs.24,122.7	397,973.9
Financial liabilities	Rs.400,452.8	Rs.409,942.4	Rs.49,092.8	Rs.62,634.1	Rs. 7,581.2	Rs.30,946.8	960,650.1

*	Others mainly include currencies such as the Russian rouble,Singapore dollars, Swiss franc, Australian dollars, South African rand, Singapore dollars, Thai baht and Korean won.

The table below outlines the effect change in foreign currencies exposure for the year ended March 31, 2020:

Change in assumption	Impact on Company’s net income before tax for financial assets	Impact on Company’s net income before tax for financial liabilities	Impact on Company’s other comprehensive income for financial liabilities
Appreciation in foreign currencies by 10%	Increase by Rs. 39,797.4 million	Decrease by Rs. (96,065.0) million	Decrease by Rs. (7,562.8) million
Depreciation in foreign currencies by 10%	Decrease by Rs. (39,797.4) million	Increase by Rs. 96,065.0 million	Increase by Rs. 7,562.8 million

The following table set forth information relating to foreign currency exposure (other than risk arising from derivatives disclosed at clause (iv) below) as at March 31, 2019:

	U.S. dollar	Euro	Chinese Renminbi	GBP	Japanese Yen	Others*	Total
	(In millions)
Financial assets	Rs.227,659.7	Rs.125,940.9	Rs.19,853.1	Rs.16,006.7	Rs.3,398.6	Rs.27,184.6	420,043.6
Financial liabilities	Rs.390,892.0	Rs.322,260.4	Rs.38,501.1	Rs.59,269.8	Rs.4,405.9	Rs.28,285.3	843,614.5

*	Others mainly include currencies such as the Russian rouble, Swiss franc, Australian dollars, South African rand, Singapore Dollars, Thai baht and Korean won.

The table below outlines the effect change in foreign currencies exposure for the year ended March 31, 2019:

Change in assumption	Impact on Company’s net income before tax for financial assets	Impact on Company’s net income before tax for financial liabilities	Impact on Company’s other comprehensive income for financial liabilities
Appreciation in foreign currencies by 10%	Increase by Rs. 42,004.4 million	Decrease by Rs. (77,446.6) million	Decrease by Rs. (6,914.9) million
Depreciation in foreign currencies by 10%	Decrease by Rs. (42,004.4) million	Increase by Rs. 77,446.6 million	Increase by Rs. 6,914.9 million

(Note: The impact is indicated on the income/loss before tax basis).

(i) – (b) Interest rate risk

Interest rate risk is the risk that changes in market interest rates will lead to changes in fair value of financial instruments or changes in interest income, expense and cash flows of the Company.

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

As at March 31, 2021, 2020 and 2019, financial liabilities of Rs. 465,893.8 million, Rs. 450,211.5 million and Rs. 302,786.3 million, respectively, were subject to variable interest rates. Increase/decrease of 100 basis points in interest rates at the balance sheet date would result in an impact (decrease/increase of net income ) of Rs. 4,687.8 million, Rs. 4,502.1 million and Rs. 3,027.9 million on income for the years ended March 31, 2021, 2020 and 2019, respectively.

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

The Company uses cross currency interest rate swaps to hedge some of its exposure to interest rate arising from variable rate foreign currency denominated debt. The Company also uses cross currency interest rate swaps to convert some of its foreign currency denominated fixed rate debt to floating rate debt.

(i) – (c) Equity Price risk

Equity Price Risk is related to the change in market reference price of the investments in equity securities.

The fair value of some of the Company’s investments in equity securities exposes the Company to equity price risks. In general, these securities are not held for trading purposes. These investments are subject to changes in the market price of securities. The fair value of quoted equity securities measured at FVOCI as at March 31, 2021, 2020 and 2019, was Rs.4,993.7 million, Rs.1,586.8 million and Rs.3,043.1 million, respectively. A 10% change in equity prices of quoted equity securities measured at FVOCI held as at March 31, 2021, 2020 and 2019, would result in a pre-tax impact of Rs.499.4 million, Rs.158.7 million and Rs.304.3 million on equity, respectively.

The fair value of the Company’s investments in quoted equity securities measured at FVTPL as of March 31, 2021 and 2020, was Rs. Nil and Rs.1,577.8 million , respectively. A 10% change in prices of these securities measured at FVTPL held as of March 31, 2021 and 2020, would result in an impact of Rs.Nil and Rs.157.8 million on profit before tax respectively.

(ii)	Credit risk

Credit risk is the risk of financial loss arising from counterparty failure to repay or service debt according to the contractual terms or obligations. Credit risk encompasses both the direct risk of default and the risk of deterioration of creditworthiness as well as concentration risks.

Financial instruments that are subject to concentrations of credit risk, principally consist of investments in debt instruments, trade receivables, finance receivables, loans and advances and derivative financial instruments. The Company strives to promptly identify and reduce concerns about collection due to a deterioration in the financial conditions and others of its main counterparties by regularly monitoring their situation based on their financial condition.

None of the financial instruments of the Company result in material concentrations of credit risks.

The carrying amount of financial assets represents the maximum credit exposure. The maximum exposure to credit risk was Rs. 1,278,725.2 million as at March 31, 2021 and Rs. 9,83,045.4 million as at March 31, 2020, being the total of the carrying amount of balances with banks, short term deposits with banks, trade receivables, finance receivables, margin money and other financial assets excluding equity investments.

Financial assets that are neither past due nor impaired

None of the Company’s cash equivalents, including time deposits with banks, are past due or impaired. Regarding trade receivables and other receivables, and other loans or receivables that are neither impaired nor past due, there were no indications as at March 31, 2021, and March 31,2020, that defaults in payment obligations will occur.

Credit quality of financial assets and impairment loss

The ageing of trade receivables and finance receivables as of balance sheet date is given below. The age analysis have been considered from the due date

	As at March 31,
	2021		2021		2021		2021		2021		2021			2020		2020		2020
Trade receivables	Gross		Allowance		Net		Gross		Allowance		Net			Gross		Allowance		Net
	(In millions)
Period (in months)
Not due	US$	1,408.4	US$	(4.2)	US$	1,404.2	Rs.	102,967.2	Rs.	(307.8)	Rs.	102,659.4		Rs.	81,991.8	Rs.	(330.3)	Rs.	81,661.5
Overdue up to 3 months		197.8		(4.0)		193.8		14,457.8		(291.1)		14,166.7			19,802.0		(163.8)		19,638.2
Overdue 3-6 months		33.6		(0.9)		32.7		2,466.9		(69.3)		2,397.6			3,635.8		(372.1)		3,263.7
Overdue more than 6 months		229.7		(126.2)		103.5		16,790.8		(9,223.7)		7,567.1	*		17,437.3		(10,273.8)		7,163.5	*

Total	US$	1,869.5	US$	(135.3)	US$	1,734.2	Rs.	136,682.7	Rs.	(9,891.9)	Rs.	126,790.8		Rs.	122,866.9	Rs.	(11,140.0)	Rs.	111,726.9

*

Trade receivables overdue more than six months include Rs. 5,389.1 million as at March 31, 2021 (Rs.4,713.5 million as at March 31, 2020) outstanding from state government organizations in India, which are considered recoverable.

The Company makes allowances for losses on its portfolio of finance receivable on the basis of expected future collection from receivables. The future collection are estimated on the basis of past collection trend which are adjusted for changes in current circumstances as well as expected changes in collelction based on expectations with respect to certain macro economic factor like GDP growth, fuel price and inflation.

	As at March 31,
	2021		2021		2021		2021		2021		2021		2020		2020		2020
Finance receivables #	Gross		Allowance		Net		Gross		Allowance		Net		Gross		Allowance		Net
	(In millions)
Period (in months)
Not due*	US$	4,679.8	US$	(128.3)	US$	4,551.5	Rs.	342,131.9	Rs.	(9,383.1)	Rs.	332,748.8	Rs.	304,484.6	Rs.	(5,290.4)	Rs.	299,194.2
Overdue up to 3 months		119.1		(8.4)		110.7		8,711.0		(611.2)		8,099.8		7,243.0		(314.3)		6,928.7
Overdue more than 3 months		120.1		(34.0)		86.1		8,783.0		(2,482.5)		6,300.5		5,576.8		(909.0)		4,667.8

Total	US$	4,919.0	US$	(170.7)	US$	4,748.3	Rs.	359,625.9	Rs.	(12,476.8)	Rs.	347,149.1	Rs.	317,304.4	Rs.	(6,513.7)	Rs.	310,790.7

#	Finance receivables originated in India.
*	Allowance in the “Not due” category includes allowance against installments pertaining to impaired finance receivables which have not yet fallen due.

(iii)	Liquidity risk

Liquidity risk refers to the risk that the Company will encounter difficulty to meet its financial obligations. The objective of liquidity risk management is to maintain sufficient liquidity and ensure that funds are available for use as per requirements.

The Company has obtained fund and non-fund based working capital lines from various banks. Furthermore, the Company has access to funds from debt markets through commercial paper programs, non-convertible debentures, senior notes and other debt instruments. The Company invests its surplus funds in bank fixed deposit and liquid and liquid plus schemes of mutual funds, which carry no/low mark to market risks. The Company has also invested 15% of the amount of non-convertible debentures (issued by the Company) falling due for repayment in the next 12 months in bank deposits, to meet the regulatory norms of liquidity.

The Company also constantly monitors funding options available in the debt and capital markets with a view to maintaining financial flexibility.

The table below provides undiscounted contractual maturities of financial liabilities, including estimated interest payments as at March 31, 2021:

	Carrying amount		Due in 1st Year		Due in 2nd Year		Due in 3rd to 5th Year		Due after 5th Year		Total contractual cash flows
			(In millions)
Financial liabilities
Accounts payable and acceptances	Rs.	818,342.7	Rs.	818,342.7	Rs.	—	Rs.	—	Rs.	—	Rs.	818,342.7	US$	11,193.3
Borrowings and interest thereon		1,374,969.4		491,033.1		277,997.0		563,297.2		164,446.8		1,496,774.1		20,472.9
Lease liabilities		62,260.6		13,073.6		10,919.1		24,466.9		48,123.8		96,583.4		1,321.1
Other financial liabilities		44,053.0		39,083.8		2,183.2		4,167.6		1,001.9		46,436.5		635.2
Derivative liabilities		44,796.1		25,983.1		11,937.8		12,299.3		—		50,220.2		686.9

Total	Rs.	2,344,421.8	Rs.	1,387,516.3	Rs.	303,037.1	Rs.	604,231.0	Rs.	213,572.5	Rs.	2,508,356.9	US$	34,309.4

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

	Carrying amount	Due in 1st Year	Due in 2nd Year	Due in 3rd to 5th Year	Total contractual cash flows
(In millions)
Collateralized debt obligations	Rs. 29,736.5	Rs. 19,264.7	Rs. 10,302.5	Rs. 3,550.5	Rs. 33,117.7	US$453.0

The table below provides details regarding the contractual maturities of financial liabilities, including estimated interest payments as at March 31, 2020:

	Carrying amount		Due in 1st Year		Due in 2nd Year		Due in 3rd to 5th Year		Due after 5th Year		Total contractual cash flows
			(In millions)
Financial liabilities
Accounts payable and acceptances	Rs.	733,385.2	Rs.	733,385.2	Rs.	—	Rs.	—	Rs.	—	Rs.	733,385.2
Borrowings and interest thereon		1,200,852.4		406,533.1		214,289.0		547,623.3		205,702.1		1,374,147.5
Lease Liabilities		59,771.2		13,126.7		10,626.1		23,052.1		49,120.7		95,925.6
Other financial liabilities		55,076.2		49,050.2		2,023.3		4,069.5		625.2		55,768.2
Derivative liabilities		75,364.7		46,351.5		25,461.1		13,616.1		2,193.8		87,622.5

Total	Rs.	2,124,449.7	Rs.	1,248,446.7	Rs.	252,399.5	Rs.	588,361.0	Rs.	257,641.8	Rs.	2,346,849.0

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

The Company also enters into interest rate swaps and cross currency interest rate swap agreements, mainly to manage exposure on its fixed rate or variable rate debt. The Company uses interest rate derivatives or currency swaps to hedge exposure to exchange rate fluctuations on principal and interest payments for borrowings denominated in foreign currencies.

Specific transactional risks include risks like liquidity and pricing risks, interest rate and exchange rate fluctuation risks, volatility risks, counterparty risks, settlement risks and gearing risks.

Fair value of derivative financial instruments are determined using valuation techniques based on information derived from observable market data.

The fair value of derivative financial instruments is as follows:

	As at March 31,
	2021		2021		2020
	(In millions)
Foreign currency forward exchange contracts and options	US$	259.4	Rs.	18,957.2	Rs.	(24,631.9)
Commodity Derivatives		1.8		133.2		(6,394.7)
Others including interest rate and currency swaps		(37.8)		(2,760.1)		2,486.5

Total	US$	223.4	Rs.	16,330.3	Rs.	(28,540.1)

The gain/loss in foreign currency derivatives which are not hedge accounted, recognized in “Foreign exchange (gain) / loss(net) in the income statement was Rs. 8,407.4 million (loss), Rs. 5,995.3 million (loss) and Rs. 2,883.7 million (gain) for the years ended March 31, 2021, 2020 and 2019 , respectively.

Following table provides sensitivity analysis in relation to derivative contracts:

	As at March 31,
	2021		2021		2020		2019
	(In millions)
10% depreciation of foreign currency:
Gain/(loss) in hedging reserve	US$	646.0	Rs.	47,227.0	Rs.	54,467.4	Rs.	2,136.0
Gain/(loss) in statement of Profit and loss	US$	(308.9)	Rs.	(22,584.4)	Rs.	(8,848.9)	Rs.	925.0
10% Appreciation of foreign currency:
Gain/(loss) in hedging reserve	US$	(745.9)	Rs.	(54,535.1)	Rs.	(53,930.9)	Rs.	(2,335.1)
Gain/(loss) in statement of Profit and loss	US$	407.6	Rs.	29,797.7	Rs.	10,651.7	Rs.	6.7

(v)	Commodity Price Risk

The Company is exposed to commodity price risk arising from the purchase of certain raw materials such as aluminium, copper, platinum and palladium. This risk is mitigated through the use of derivative contracts and fixed-price contracts with suppliers. The derivative contracts are not hedge accounted under IFRS 9 but are instead measured at fair value through profit or loss.

The gain/(loss) on commodity derivative contracts, recognized in the income statement was Rs. 13,820.9 million, Rs. (6,881.8) million and Rs. 847.4 million for the years ended March 31, 2021, 2020 and 2019, respectively

In respect of the Company’s commodity derivative contracts, a 10% depreciation/appreciation of all commodity prices underlying such contracts, would have resulted in an approximate gain/(loss) of (Rs.3,978.7 million)/Rs.3,978.7 million, (Rs. 4,583.2 million)/Rs. 4,583.2 million and (Rs. 4,797.9 million)/Rs. 4,797.9 million in the income statement for the years ended March 31, 2021, 2020 and 2019, respectively.

Exposure to gain/loss on derivative instruments offset to some extent the exposure to foreign currency risk, interest rate risk as disclosed above.

Note: The impact is indicated on the income/loss before consequential tax impact,if any basis).

TATA MOTORS LIMITED

NOTES FORMING PART OF CONSOLIDATED FINANCIAL STATEMENTS

Disclosure on Financials instruments designated as hedging instrument in cashflow hedge

The details of cash flow hedges entered by the Company to hedge interest rate risk arising on floating rate borrowings and by one of the Company’s subsidiaries to hedge the currency fluctuation of its functional currency (GBP) against foreign currencies to hedge future cash flows arising from revenue and cost of materials is as follows:

Outstanding contracts

	Average strike rate		Nominal amounts				Carrying value
	(in GBP)		(in millions)				(in millions)
	As at March 31,		As at March 31,				As at March 31,
	2021	2020	2021		2021	2020	2021		2021	2020
Foreign currency forwards
Cash flow hedges - USD
Sell - USD/ Buy - GBP
<1 year	0.7596	0.7229	US$	3,905.1	Rs. 285,498.4	Rs. 165,182.1	US$	188.1	Rs. 13,752.9	Rs. (14,684.9)
Between 1-5 years	0.7654	0.7649		4,267.5	311,993.7	476,839.4		236.9	17,322.6	(17,771.6)

Cash flow hedges - Chinese Yuan
Sell - Chinese Yuan / Buy - GBP
<1 year	0.1098	0.1086		2,270.6	166,000.0	149,748.9		17.2	1,259.2	(5,518.5)
Between 1-5 years	0.1088	0.1096		866.4	63,340.3	111,212.6		14.7	1,073.4	(1,870.7)
Cash flow hedges -Euro
Buy - Euro / Sell - GBP
<1 year	0.9069	0.9109		3,715.0	271,605.5	246,463.7		(188.2)	(13,758.8)	93.5
Between 1-5 years	0.9010	0.9101		2,617.9	191,395.0	316,521.1		(112.0)	(8,191.9)	(1,590.1)
Cash flow hedges -USD
Buy - USD / Sell - INR
<1 year	72.4030	0.0000		108.3	7,914.2	0.0		(0.3)	(22.7)	93.5
Cash flow hedges - Other
<1 year	—	—		1,676.7	122,580.6	84,648.8		33.7	2,462.6	4,793.2
Between 1-5 years	—	—		1,166.5	85,284.3	115,795.8		10.2	748.5	3,647.8

Cash flow hedges of foreign exchange risk on recognized debt
Cross currency interest rate swaps
Buy - USD / Sell - GBP
Between 1-5 years	1.30	0.0000		100.0	7,312.0	0.0		(6.7)	(489.7)	—
>5 years	0.7592	0.7592	US$	523.2	38,252.8	35,507.8	US$	10.3	Rs. 753.0	Rs. 5,295.3
Buy - Euro / Sell - GBP
>5 years	0.8912	0.8912		614.2	44,902.6	41,680.4		(18.9)	(1,380.6)	290.8
Buy - USD / Sell - INR
Between 1-5 years	71.44	—		259.3	18,957.5	0.0		(2.8)	(207.6)	—
>5 years	83.52	83.5200	US$	537.5	39,299.7	44,882.9	US$	69.3	5,066.4	6,549.9

Total foreign currency derivative instruments			US$	22,628.2	Rs. 1,654,336.7	Rs. 1,788,483.5	US$	251.5	Rs. 18,387.3	Rs. (20,671.8)

	Average strike rate		Nominal amounts				Carrying value
			(USD in million)				(in millions)
	as at March 31		as at March 31				as at March 31
	2021	2020	2021		2020		2021		2021	2020
Interest rate swaps linked to LIBOR
>5 years	2.86%	2.86%	US$	237.5	US$	237.5	US$	(20.9)	Rs. (1,529.3)	Rs. (2,190.8)
Total derivatives designated in hedge relationship							US$	230.6	Rs. 16,858.0	Rs. (22,862.6)

Non derivatives designated in hedge relationship

	Average strike rate		Nominal amounts		Carrying value
			(GBP in millions)		(in millions)
	as at March 31		as at March 31		as at March 31
	2021	2020	2021	2020	2021		2021	2020
Net Investment Hedge - GBP	—	—	625.0	—	US$	—	Rs. —	Rs. —

40.	Segment reporting

The Company primarily operates in the automotive business. The automotive business includes all activities relating to development, design, manufacture, assembly and sale of vehicles including financing thereof, as well as sale of related parts, accessories and services. The Company provides financing for vehicles sold by dealers in India. The vehicle financing is intended to drive sale of vehicles by providing financing to the dealers’ customers and as such is an integral part of automotive business. The operating results for Vehicle Financing has been adjusted only for finance cost for the borrowings sourced by this segment.

a)Automotive: The Automotive businessconsists of four reportable segments: Tata Commercial Vehicles, Tata Passenger Vehicles, Jaguar Land Rover and Vehicle Financing.

b) Others: Others consist of IT services and Insurance broking services.

This segment information is provided to and reviewed by the Company’s Chief Operating Decision Maker (CODM).

	For the year ended/As at March 31, 2021
	Automotive and related activity
	Tata and other brand vehicles *								Vehicle Financing		Jaguar Land Rover		Intra- segment eliminations		Total		Others		Inter- segment eliminations		Total
	Commercial Vehicles		Passenger Vehicles		Unallocable		Total
	(In millions)
Revenues:
External revenue	Rs	.331,779.3	Rs.	165,188.4	Rs.	156.3	Rs.	497,123.9	Rs.	41,801.9	Rs.	1,926,616.6	Rs.	—	Rs.	2,465,542.5	Rs.	16,088.9	Rs.	—	Rs.	2,481,631.4	US$	33,943.8
Inter-segment/intra-segment revenue	Rs.	(2,124.0)	Rs.	—	Rs.	—	Rs.	(2,124.0)	Rs.	2,124.0	Rs.	—	Rs.	—	Rs.	—	Rs.	9,987.3	Rs.	(9,987.3)	Rs.	—	US$	—

Total revenues	Rs.	329,655.3	Rs.	165,188.4	Rs.	156.3	Rs.	494,999.9	Rs.	43,926.0	Rs.	1,926,616.6	Rs.	—	Rs.	2,465,542.5	Rs.	26,076.2	Rs.	(9,987.3)	Rs.	2,481,631.4	US$	33,943.8

Earnings before other income, interest and tax(a)	Rs.	(6,058.8)		(11,019.4)		(4,042.2)		(21,120.4)		26,961.7		(104,041.0)		—		(98,199.7)		2,943.4		667.0		(94,589.3)		(1,293.8)
Finance costs pertaining to borrowings sourced by vehicle financing segment		—		—		—		—		(28,514.5)		—		—		(28,514.5)		—		—		(28,514.5)		(390.0)
Segment results	Rs.	(6,058.8)		(11,019.4)		(4,042.2)		(21,120.4)		(1,552.8)		(104,041.0)		—		(126,714.2)		2,943.4		667.0		(123,103.8)		(1,683.7)
Share of profit/(loss) of equity accounted investees (net)		—		—		(406.8)		(406.8)		—		(3,633.2)		—		(4,040.0)		250.4		—		(3,789.6)		(51.8)
Reconciliation to net income/(loss):																						—		—
Assets written off/loss on sale of assets and others (net)																						(3,094.6)		(42.3)
Other income/(loss) (net)																						42,368.1		579.5
Foreign exchange gain/(loss) (net)																						18,293.3		250.2
Interest income																						4,925.3		67.4
Interest expense (net) (excluding pertaining to borrowings sourced by vehicle financing segment)																						(52,326.0)		(715.8)
Income tax expense																						(25,410.7)		(347.6)

Net Income/(loss)																					Rs.	(1,42,138.0)	US$	(1,944.1)
Depreciation and amortization	Rs.	16,462.1		9,975.5		1,574.9		38,012.5		613.6	Rs.	191,306.9	Rs.	—	Rs.	229,933.0	Rs.	966.2	Rs.	(1,261.1)	Rs.	229,638.1	US$	3,141.0
Capital expenditure	Rs.	11,805.6		10,018.4		(792.6)		21,031.4		284.4	Rs.	157,274.5	Rs.	—	Rs.	178,590.3	Rs.	(391.6)	Rs.	—	Rs.	178,198.7	US$	2,437.4
Segment assets	Rs.	239,776.8	Rs.	145,351.1	Rs.	19,413.9	Rs.	404,541.8	Rs.	395,655.5	Rs.	1,755,109.8	Rs.	—	Rs.	2,555,307.1	Rs.	24,775.8	Rs.	(12,698.9)	Rs.	2,567,384.0	US$	35,116.7
Assets classified as held for sale		—		—		2,208.0		2,208.0		—		—		—		2,208.0		—		—		2,208.0		30.2
Investment in equity accounted investees		—		—		4,271.4		4,271.4		—		31,825.3		—		36,096.7		5,911.2		—		42,007.9		574.6
Reconciliation to total assets:
Investments																						204,194.8		2,793.0
Current and non-current income tax assets																						18,686.1		255.6
Deferred income taxes																						45,203.5		617.9
Other unallocated financial assets[1]																						463,110.0		6,334.4

Total assets																					Rs	.3,342,794.4	US$	45,722.4

	For the year ended/As at March 31, 2021
	Automotive and related activity
	Tata and other brand vehicles *								Vehicle Financing		Jaguar Land Rover		Intra- segment eliminations		Total		Others		Inter- segment eliminations		Total
	Commercial Vehicles		Passenger Vehicles		Unallocable		Total
	(In millions)
Segment liabilities	Rs.	179,652.4	Rs.	60,109.9	Rs.	11,061.6	Rs.	250,823.9	Rs.	8,373.2	Rs.	1,105,896.9	Rs.	—	Rs.	1,365,094.0	Rs.	15,084.6	Rs.	(2,714.7)	Rs.	1,377,463.9	US$	18,841.0
Reconciliation to total liabilities:
Borrowings																						1,358,937.1		18,587.4
Current income tax liabilities																						10,864.4		148.6
Deferred income taxes																						15,558.9		212.8
Other unallocated financial liabilities[2]																						60,834.3		831.8

Total liabilities																					Rs.	2,823,658.6	US$	38,621.6

*	Tata and other brand vehicles include Tata Daewoo and Fiat brand vehicles.
1.	Includes interest-bearing deposits and accrued interest income.
2.	Includes interest accrued and other interest bearing liabilities.
a.

Earnings before other income, interest and tax is Earnings before share of profit/(loss) of equity accounted investees (net), assets written off/loss on sale of assets and others (net), other income/(loss) (net) (excluding government incentives), foreign exchange gains/(loss) (net), interest income, interest expense (net) and income tax expense.

	For the year ended/As at March 31, 2020
	Automotive and related activity
	Tata and other brand vehicles *								Vehicle Financing		Jaguar Land Rover		Intra- segment eliminations		Total		Others		Inter- segment eliminations		Total
	Commercial Vehicles		Passenger Vehicles		Unallocable		Total
	(In millions)
Revenues:
External revenue	Rs.	362,125.1	Rs.	103,881.5	Rs.	—	Rs.	466,006.6	Rs.	40,255.1	Rs.	2,070,320.9	Rs.	—	Rs.	2,576,582.6	Rs.	17,668.6	Rs.	—	Rs.	2,594,251.2
Inter-segment/intra-segment revenue	Rs.	—	Rs.	—	Rs.	—	Rs.	—	Rs.	—	Rs.	—	Rs.	—	Rs.	—	Rs.	12,707.3	Rs.	(12,707.3)	Rs.	—

Total revenues	Rs.	362,125.1	Rs.	103,881.5	Rs.	—	Rs.	466,006.6	Rs.	40,255.1	Rs.	2,070,320.9	Rs.	—	Rs.	2,576,582.6	Rs.	30,375.9	Rs.	(12,707.3)	Rs.	2,594,251.2

Earnings before other income, interest and tax(a)	Rs.	(7,642.8)	2`	(44,833.1)	Rs.	(3,794.0)		(56,269.9)		25,766.4		(6,656.6)		—		(37,160.1)		3,338.9		(554.3)		(34,375.5)
Finance costs pertaining to borrowings sourced by vehicle financing segment										(30,793.1)						(30,793.1)						(30,793.1)
Segment results		(7,642.8)		(44,833.1)		(3,794.0)		(56,269.9)		(5,026.7)		(6,656.6)		—		(67,953.2)		3,338.9		(554.3)		(65,168.6)
Share of profit/(loss) of equity accounted investees (net)		—		—		337.0		337.0		—		(10,337.0)		—		(10,000.0)				—		(10,000.0)
Reconciliation to net income/(loss):																						—
Assets written off/loss on sale of assets and others (net)																						(3,131.9)
Other income/(loss) (net)																						16,009.4
Foreign exchange gain/(loss) (net)																						(16,985.4)
Interest income																						11,696.9
Interest expense (net) (excluding pertaining to borrowings sourced by vehicle financing segment)																						(41,760.0)
Income tax expense																						(3,644.5)

Net Income/(loss)																					Rs.	(112,984.1)
Depreciation and amortization	Rs.	15,971.5		16,728.1		1,630.5		34,330.1		509.5	Rs.	172,447.3	Rs.	—	Rs.	207,286.9	Rs.	1,039.7	Rs.	(694.5)	Rs.	207,632.1
Capital expenditure	Rs.	23,283.3		21,259.4		4,263.9		48,806.6		1,095.7	Rs.	253,770.8	Rs.	—	Rs.	303,673.1	Rs.	(728.3)	Rs.	—	Rs.	302,944.8
Segment assets	Rs.	228,208.5	Rs.	152,956.5	Rs.	34,693.7	Rs.	415,858.7	Rs.	335,876.4	Rs.	1,834,868.3	Rs.	—	Rs.	2,586,603.4	Rs.	24,402.1	Rs.	(13,946.9)	Rs.	2,597,058.6
Assets classified as held for sale		—		—		1,944.3		1,944.3		—		—		—		1,944.3		—		—		1,944.3
Investment in equity accounted investees		—		—		4,689.6		4,689.6		—		33,843.6		—		38,533.2		5,655.7		—		44,188.9
Reconciliation to total assets:
Investments																						118,895.8
Current and non-current income tax assets																						12,962.9
Deferred income taxes																						54,578.6
Other unallocated financial assets[1]																						311,173.0

Total assets																					Rs.	3,140,802.1

Segment liabilities	Rs.	129,613.0	Rs.	49,540.6	Rs.	14,568.4	Rs.	193,722.0	Rs.	5,284.9	Rs.	1,033,284.4	Rs.	—	Rs.	1,232,291.3	Rs.	7,879.3	Rs.	(3,309.8)	Rs.	1,236,860.8
Reconciliation to total liabilities:
Borrowings																						1,187,997.1
Current income tax liabilities																						10,415.8
Deferred income taxes																						19,418.7
Other unallocated financial liabilities[2]																						88,075.0

Total liabilities																					Rs.	2,542,767.4

*	Tata and other brand vehicles include Tata Daewoo and Fiat brand vehicles.
1.	Includes interest-bearing deposits and accrued interest income.
2.	Includes interest accrued and other interest bearing liabilities.
a.

Earnings before other income, interest and tax is Earnings before share of profit/(loss) of equity accounted investees (net), assets written off/loss on sale of assets and others (net), other income/(loss) (net) (excluding government incentives), foreign exchange gains/(loss) (net), interest income, interest expense (net) and income tax expense.

	For the year ended/ As at March 31, 2019
	Automotive and related activity
	Tata and other brand vehicles *
	Commercial Vehicles		Passenger Vehicles		Unallocable**		Total		Vehicle Financing		Jaguar Land Rover		Intra- segment eliminations		Total		Others		Inter- segment eliminations		Total
	(In millions)
Revenues:
External revenue	Rs.	579,496.9	Rs.	141,622.2	Rs.	—	Rs.	721,119.1	Rs.	33,995.5	Rs.	2,216,656.9	Rs.	—	Rs.	2,971,771.5	Rs.	21,890.9	Rs.	—	Rs.	2,993,662.4
Inter-segment/intra-segment revenue	Rs.	—	Rs.	26.8	Rs.	—	Rs.	26.8	Rs.	1,129.5	Rs.	—	Rs.	(1,156.3)	Rs.	—	Rs.	13,432.8	Rs.	(13,432.8)	Rs.	—

Total revenues	Rs.	579,496.9	Rs.	141,649.0	Rs.	—	Rs.	721,145.9	Rs.	35,125.0	Rs.	2,216,656.9	Rs.	(1,156.3)	Rs.	2,971,771.5	Rs.	35,323.7	Rs.	(13,432.8)	Rs.	2,993,662.4

Earnings before other income, interest and tax(a)	Rs.	34,007.1	Rs.	(15,842.3)	Rs.	(4,761.8)		13,403.0		21,153.3		(323,812.6)		—		(289,256.3)		4,103.6		(1,201.8)		(286,354.5)
Finance costs pertaining to borrowings sourced by vehicle financing segment										(26,156.5)						(26,156.5)						(26,156.5)
Segment results		34,007.1		(15,842.3)		(4,761.8)		13,403.0		(5,003.2)		(323,812.6)		—		(315,412.8)		4,103.6		(1,201.8)		(312,511.0)
Share of profit/(loss) of equity accounted investees (net)		—		—		416.7		416.7		(7.2)		753.7		—		1,163.2		931.8		—		2,095.0
Reconciliation to net income/(loss):																						—
Assets written off/loss on sale of assets and others (net)																						(13,186.7)
Other income/(loss) (net)																						35,438.7
Foreign exchange gain/(loss) (net)																						(5,824.2)
Interest income																						7,864.6
Interest expense (net) (excluding pertaining to borrowings sourced by vehicle financing segment)																						(31,429.5)
Income tax (expense)/credit																						25,425.0

Net Income/(loss)																					Rs.	(292,128.1)

Depreciation and amortization	Rs.	16,164.1		13,626.0		1,524.3		31,314.4		186.5	Rs.	197,437.4	Rs.	—	Rs.	228,938.3	Rs.	1,617.1	Rs.	(357.6)	Rs.	230,197.8
Capital expenditure	Rs.	20,100.8		29,331.7		763.5		50,196.0		719.6	Rs.	290,656.3		—		341,571.9		664.5				342,236.4

										906.1
Segment assets	Rs.	237,225.5	Rs.	176,558.2	Rs.	15,037.0	Rs.	428,820.7	Rs.	382,615.8	Rs.	1,670,913.0	Rs.	—	Rs.	2,482,349.5	Rs.	20,037.4	Rs.	(12,252.5)	Rs.	2,490,134.4
Assets classified as held for sale		1,622.4		—		—		1,622.4		—		—		—		1,622.4		—		—		1,622.4
Investment in equity accounted investees		—		—		4,225.5		4,225.5		26.6		43,181.7		—		47,433.8		5,915.0		—		53,348.8
Reconciliation to total assets:																		—
Investments																						104,358.4
Current and non-current income tax assets																						12,089.3
Deferred income taxes																						51,511.1
Other unallocated financial assets[1]																						274,055.5

Total assets																					Rs.	2,987,119.9

Segment liabilities	Rs.	157,447.7	Rs.	36,347.5	Rs.	17,521.3	Rs.	211,316.5	Rs.	7,114.3	Rs.	1,039,660.5	Rs.	(3,376.5)	Rs.	1,254,714.8	Rs.	5,290.7	Rs.	(2,520.6)	Rs.	1,257,484.9
Reconciliation to total liabilities:
Borrowings																						1,059,910.7
Current income tax liabilities																						10,176.4
Deferred income taxes																						14,910.4
Other unallocated financial liabilities[2]																						86,570.1

Total liabilities																					Rs.	2,429,052.5

*	Tata and other brand vehicles include Tata Daewoo and Fiat brand vehicles.
**	Corporate expenses for Tata Motors Limited not identifiable to reportable segments kept as unallocable.
1.	Includes interest-bearing loans and deposits and accrued interest income.
2.	Includes interest accrued and other interest bearing liabilities.
a.

Earnings before other income, interest and tax is Earnings before share of profit/(loss) of equity accounted investees (net), assets written off/loss on sale of assets and others (net), other income/(loss) (net), foreign exchange gains/(loss) (net), interest income, interest expense (net) and income tax expense.

Entity-wide disclosures

Information concerning principal geographic areas is as follows:

Net sales to external customers by geographic area by location of customers:

	Year ended March 31,
	2021		2021		2020		2019
	(In millions)
India	US$	6,809.0	Rs.	497,802.5	Rs.	465,564.5	Rs.	678,148.1
United States of America		6,395.6		467,580.8		517,316.1		512,511.1
United Kingdom		5,050.7		369,256.4		418,890.7		559,993.0
Rest of Europe		4,781.1		349,545.8		431,138.1		452,087.8
China		6,097.4		445,784.4		297,271.0		303,929.1
Rest of the World		4,810.0		351,661.5		464,070.8		486,993.3

Total revenues	US$	33,943.8	Rs.	2,481,631.4	Rs.	2,594,251.2	Rs.	2,993,662.4

Non-current assets (Property, plant and equipment, Intangible assets, other non-current assets (non-financial) and Goodwill) by geographic area:

	As at March 31,
	2021		2021		2020
	(In millions)
India	US$	3,443.0	Rs.	251,717.4	Rs.	264,529.2
United States of America		107.4		7,849.1		8,138.9
United Kingdom		15,005.3		1,097,040.3		1,119,559.0
Rest of Europe		1,397.6		102,181.2		108,549.8
China		194.7		14,232.4		15,842.6
Rest of the World		512.2		37,447.8		34,157.6

Total	US$	20,660.2	Rs.	1,510,468.2	Rs.	1,550,777.1

Information about product revenues:

	Year ended March 31,
	2021		2021		2020		2019
	(In millions)
Tata and Fiat vehicles	US$	6,332.8	Rs.	462,990.0	Rs.	435,908.8	Rs.	682,076.2
Tata Daewoo commercial vehicles		444.5		32,498.5		30,492.4		39,042.9
Jaguar Land Rover vehicles		26,349.6		1,926,418.9		2,070,320.9		2,216,656.9
Others		263.2		19,243.6		19,401.3		21,890.9

Sub-total		33,390.1		2,441,151.0		2,556,123.4		2,959,666.9
Finance revenues		553.7		40,480.4		38,127.8		33,995.5

Total revenues	US$	33,943.8	Rs.	2,481,631.4	Rs.	2,594,251.2	Rs.	2,993,662.4

41.	Related-party transactions

The Company’s related parties principally includes Tata Sons Private Limited, subsidiaries and joint ventures of Tata Sons Private Limited, the Company’s associates and their subsidiaries, joint operations and joint ventures of the Company. The Company routinely enters into transactions with these related parties in the ordinary course of business. Transactions and balances of the company with its own subsidiaries and the transactions among subsidiaries are eliminated on consolidation.

All transactions with related parties are conducted under normal terms of business and all amounts outstanding are unsecured and will be settled in cash.

The following table summarizes related-party transactions and balances included in the consolidated financial statements for the year ended/as at March 31, 2021:

	Associates and its subsidiaries		Joint ventures		Joint operations		Tata Sons Pvt Ltd, its subsidiaries and joint ventures		Total		Total
	(In millions)
(A) Transactions
Purchase of products	Rs.	19,795.6	Rs.	—	Rs.	38,686.3	Rs.	277.4	Rs.	58,759.3	US$	803.7
Sale of products		1,450.0		27,546.0		11,790.1		9,459.2		50,245.3		687.3
Services received		145.7				7.4		14,248.9		14,402.0		197.0
Services rendered		105.9		10,769.6		44.9		1,700.0		12,620.4		172.6
Bills discounted		—				—		59,472.3		59,472.3		813.5
Purchase of property, plant and equipment		248.2				—		37.2		285.4		3.9
Sale of property, plant and equipment		—				—		343.7		343.7		4.7
Interest (income)/expense, dividend (income)/paid, (net)		55.0		(0.9)		183.7		588.9		826.7		11.3
Finance given (including loans and equity)		—				—		412.5		412.5		5.6
Finance taken (including loans and equity)		2,110.0				—		26,025.1		28,135.1		384.8
Finance taken, paid back (including loans and equity)		1,620.0				—		—		1,620.0		22.2
Borrowing towards lease liability		—				1,679.9		—		1,679.9		23.0
Repayment towards lease liability		—				141.4		—		141.4		1.9
												—
(B) Balances												—
Amounts receivable in respect of loans and interest thereon		—		93.9		—		45.9		139.8		1.9
Amounts payable in respect of loans and interest thereon		950.0		—		—		60.7		1,010.7		13.8
Amount payable in respect of Lease Liability		—		—		2,658.5		—		2,658.5		36.4
Trade and other receivables		405.7		4,812.9		—		3,484.6		8,703.2		119.0
Accounts payable		653.1		—		1,569.4		2,224.8		4,447.3		60.8
Acceptances		—		—		—		9,290.7		9,290.7		127.1
Provision for amount receivables		—		93.0		—		—		93.0		1.3

The following table summarizes related-party transactions and balances included in the consolidated financial statements for the year ended/as at March 31, 2020

	Associates and its subsidiaries		Joint ventures		Joint operations		Tata Sons Pvt Ltd, its subsidiaries and joint ventures		Total
		(In millions)
(A) Transactions
Purchase of products	Rs.	17,362.6	Rs.	7.9	Rs.	27,814.7	Rs.	426.7	Rs.	45,611.9
Sale of products		1,870.7		19,519.2		6,810.3		8,475.5		36,675.7
Services received		228.9		41.6		8.0		15,601.5		15,880.0
Services rendered		165.4		9,595.8		49.3		814.6		10,625.1
Bills discounted		—		—		—		31,485.20		31,485.2
Purchase of property, plant and equipment		810.0		—		—		23.70		833.7
Sale of property, plant and equipment		21.8		—		—		953.0		974.8
Interest (income)/expense, dividend (income)/paid, (net)		(135.8)		(6,064.3)		40.9		293.8		(5,865.4)
Finance given (including loans and equity)		—		6,181.7		—		—		6,181.7
Finance given, taken back (including loans and equity)		—				—		35.0		35.0
Finance taken (including loans and equity)		1,040.0		—		—		45,613.60		46,653.6
Finance taken, paid back (including loans and equity)		810.0		—		—		8,583.40		9,393.4
Borrowing towards lease liability		—		—		1,138.3		—		1,138.3
Repayment towards lease liability		—		—		18.3		—		18.3
(B) Balances
Amounts receivable in respect of loans and interest thereon		—		251.3		—		41.8		293.1
Amounts payable in respect of loans and interest thereon		460.0		—		—		19.3		479.3
Trade and other receivables		274.5		6,286.6		—		1,892.30		8,453.4
Accounts payable		2,726.1		31.9		2,695.9		1,581.7		7,035.6
Acceptances		—		—		—		769.0		769.0
Provision for amount receivables		—		251.2		—		—		251.2

The following table summarizes related-party transactions and balances included in the consolidated financial statements for the year ended/as at March 31, 2019
	Associates and its subsidiaries		Joint ventures		Joint operations		Tata Sons Pvt Ltd, its subsidiaries and joint ventures		Total
		(In millions)
(A) Transactions
Purchase of products	Rs.	23,691.0	Rs.	24.6	Rs.	39,407.7	Rs.	2,028.0	Rs.	65,151.3
Sale of products		3,284.0		29,465.5		8,253.2		8,281.0		49,283.7
Services received		462.0		11.3		—		18,668.0		19,141.3
Services rendered		217.0		7,653.2		60.4		1,163.0		9,093.6
Bills discounted		—		—		—		54,937.8		54,937.8
Purchase of property, plant and equipment		135.0		—		—		8.0		143.0
Purchase of investments		72.0		—		—		—		72.0
Sale of investments		—		—		—		5,333.5		5,333.5
Interest (income)/expense, dividend (income)/paid, (net)		(124.0)		(1,991.3)		(262.2)		231.0		(2,146.5)
Loan given		—		57.5		—		—		57.5
Loans taken		1,770.0		—		—		—		1,770.0
Loans repaid by us		2,100.0		—		—		—		2,100.0
(B) Balances										—
Amounts receivable in respect of loans and interest thereon		—		37.5		—		38.0		75.5
Amounts payable in respect of loans and interest thereon		230.0		—		—		36.0		266.0
Trade and other receivables		556.0		1,321.5		—		1,988.0		3,865.5
Accounts payable		3,043.0		25.9		2,461.2		3,729.0		9,259.1
Acceptances		—		—		—		691.3		691.3

Compensation of key management personnel:

	Year ended March 31,
	2021		2021		2020		2019
	(In millions)
Short-term benefits	US$	12.2	Rs.	895.4	Rs.	650.7	Rs.	633.9
Post-employment benefits*		1.8		133.0		75.6		54.6
Share based payment	US$	0.1	Rs.	6.8	Rs.	6.2	Rs.	4.4

The compensation of CEO and Managing Director is Rs. 273.8 million and Rs. 192.8 million for the year ended March 31, 2021 and 2020, respectively. The Company has reappointed CEO and Managing Director from February 15, 2021 till June 30, 2021, which is subject to the approval of the Central Government and the Shareholders. Remuneration for the year ended March 31, 2021 Includes Rs. 30.9 million which is subject to the approval of shareholders. The remuneration of Rs. 146.5 million for the year ended March 31, 2020 was subject to the approval of shareholders, which was approved in the Annual General Meeting held on August 25, 2020.

The compensation paid to previous CEO at Jaguar Land Rover is Rs. 497.5 million and Rs. 401.0 million for the year ended March 31, 2021 and 2020, respectively.

The compensation paid to present CEO at Jaguar Land Rover is Rs. 176.3 million for the year ended March 31, 2021.

*	Excludes provision for encashable leave and gratuity for certain key management personnel as a separate actuarial valuation is not available.

Refer note 36 for information on transactions with post-employment benefit plans.

42.	Earnings per share (“EPS”)

	Net income attributable to shareholders of Tata Motors Limited (In millions)		Weighted average shares (Nos.)	Earnings per share
For the year ended March 31, 2021:
Ordinary Shares
Basic net earnings/(loss) per share	Rs.	(122,748.1)	3,128,268,742	Rs.	(39.2)
	US$	(1,678.9)		US$	(0.5)
Effect of shares kept in abeyance	Rs.	#	#	Rs.	#
	US$	#		US$	#
Diluted earnings/(loss) per share	Rs.	(122,748.1)	3,128,268,742	Rs.	(39.2)
	US$	(1,678.9)		US$	(0.5)
‘A’ Ordinary Shares
Basic net earnings/(loss) per share	Rs.	(19,952.8)	508,502,896	Rs.	(39.2)
	US$	(272.9)		US$	(0.5)
Effect of shares kept in abeyance	Rs.	#	#	Rs.	#
	US$	#		US$	#
Diluted earnings/(loss) per share	Rs.	(19,952.8)	508,502,896	Rs.	(39.2)
	US$	(272.9)		US$	(0.5)
For the year ended March 31, 2020:
Ordinary Shares
Basic net earnings/(loss) per share	Rs.	(97,199.1)	2,952,353,090	Rs.	(32.9)
Effect of shares kept in abeyance	Rs.	#	#	Rs.	#
Diluted earnings/(loss) per share	Rs.	(97,199.1)	2,952,353,090	Rs.	(32.9)
‘A’ Ordinary Shares
Basic net earnings/(loss) per share	Rs.	(16,741.2)	508,502,473	Rs.	(32.9)
Effect of shares kept in abeyance	Rs.	#	#	Rs.	#
Diluted earnings/(loss) per share	Rs.	(43,895.8)	508,502,371	Rs.	(32.9)
For the year ended March 31, 2019:
Ordinary Shares
Basic net earnings/(loss) per share	Rs.	(249,246.9)	2,887,348,474	Rs.	(86.3)
Effect of shares kept in abeyance	Rs.	#	#	Rs.	#
Diluted earnings/(loss) per share	Rs.	(249,246.8)	2,887,348,474	Rs.	(86.3)
‘A’ Ordinary Shares
Basic net earnings/(loss) per share	Rs.	(43,895.8)	508,502,371	Rs.	(86.3)
Effect of shares kept in abeyance	Rs.	#	#	Rs.	#
Diluted earnings/(loss) per share	Rs.	(43,895.8)	508,502,371	Rs.	(86.3)

‘A’ Ordinary shareholders are entitled to receive dividend at 5 percentage points more than the aggregate rate of dividend determined by Tata Motors Limited on Ordinary shares for the financial year.

#	Since there is a loss for the year ended March 31, 2021 , 2020 & 2019 potential equity shares are not considered as dilutive and hence Diluted EPS is same as Basic EPS.

43.	Held for sale assets and liabilities

As at March 31, 2021, certain assets of the Company related to defence business are classified as “Held for Sale” as they meet the criteria laid out under IFRS.

The below table outlines various assets and liabilities classifed as held for sale.

	As at March 31,
	2021		2021		2020
	(In millions)
Property, plant and equipment	US$	0.2	Rs.	11.4	Rs.	45.0
Intangible assets		30.0		2,196.6		1,899.3

Total assets	US$	30.2	Rs.	2,208.0	Rs.	1,944.3

Note: The transaction has been completed in April 2021.

44.	Assets written off / loss on sale of assets and others (net)

The Company has written off certain property, plant and equipment and intangible assets amounting to Rs 5,626.8 million, Rs. 1,993.3 million and Rs. 6,784.5 million for the year ended March 31, 2021, 2020 and 2019 and recorded a loss/(profit) on sale of assets of Rs. (2,532.2) million, Rs. 1,132.6 million and Rs. 6,402.2 million for the year ended March 31, 2021, 2020 and 2019.

45.

Tata Motors Limited (“Parent Company”) – condensed financial information as to financial position, cash flows and results of operations has not been provided, as per the requirements of Rule 12-04 (a) of Regulation S-X, because restricted net assets of the consolidated subsidiaries does not exceed 25% of the consolidated net assets as at March 31, 2021. As at March 31, 2021 and 2020, Rs. Nil and Rs. 115,515.2 million, respectively, of restricted assets were not available for distribution.

46.

Project Reimagine was approved by the JLR board on February 11, 2021, which targets the production of more sustainable and fully electric luxury vehicles including the goal of having a fully electric fleet of luxury vehicles by the end of the decade and 100% of sales from pure battery electric vehicles by 2036, as well as striving toward achieving net zero carbon emissions across its supply chain, among other environmentally driven strategies by 2039. This revised strategy, particularly the cancellation of the Modular Longitudinal Architecture (MLA)-Mid architecture, resulted in a charge being recognised comprising the following:

(i)	Asset write-downs of GBP 951.8 million (Rs. 96,061.1 million) in relation to models cancelled.

(ii)

Restructuring costs of GBP 533.8 million (Rs. 53,881.9 million) includes Costs of GBP 526.4 million (Rs. 53,122.9 million) accruals to settle legal obligations on work performed to date and provisions for redundancies and other third party obligations and defined benefit past service cost of GBP 7.5 million (Rs. 759 million).

47.

The Indian Parliament has approved the Code on Social Security, 2020 which would impact the contributions by the company towards Provident Fund and Gratuity. The Ministry of Labour and Employment has released draft rules for the Code on Social Security, 2020 on November 13, 2020, and has invited suggestions from stakeholders which are under active consideration by the Ministry. The Company will assess the impact and its evaluation once the subject rules are notified and will give appropriate impact in its financial statements in the period in which, the Code becomes effective and the related rules to determine the financial impact are published.

48.	Subsequent event

Subsequent to March 31, 2021, Jaguar Land Rover agreed a revolving credit facility of Rs. 132,002.9 million( £1,310.00 million) which will become available when the existing facility expires in July 2022. The new facility will be available in full until March 2024.

In June 2021, TML Holdings Pte Ltd has issued USD 425 million (Rs. 31,071.8 million) Senior notes with a coupon rate of 4.350% due in 2026.

In June 2021, the Company has issued Rs. 5,000 million unsecured Non Convertible Debentures with a coupon rate of 6.60% p.a. due in 2026.

48.	We had the following subsidiaries as at March 31, 2021:

Sr. No.	Name of the Subsidiary Company	Country of incorporation	% of Equity Shareholding
	(A) DIRECT SUBSIDIARIES
1	TML Business Services Limited	India	100.00
2	Tata Motors European Technical Centre PLC	UK	100.00
3	Tata Motors Insurance Broking and Advisory Services Limited	India	100.00
4	TMF Holdings Limited	India	100.00
5	TML Holdings Pte. Limited	Singapore	100.00
6	TML Distribution Company Limited	India	100.00
7	Tata Hispano Motors Carrocera S.A.	Spain	100.00
8	Tata Hispano Motors Carrocerries Maghreb SA	Morocco	100.00
9	Trilix S.r.l.	Italy	100.00
10	Tata Precision Industries Pte. Limited	Singapore	78.39
11	Tata Technologies Limited	India	74.42
12	Tata Marcopolo Motors Limited	India	51.00
13	Brabo Robotics and Automation Limited	India	100.00
14	JT Special Vehicles Pvt. Limited (Ceased to be a JV & became a wholly owned subsidiary w.e.f. August 11,2020)	India	100.00
	(B) INDIRECT SUBSIDIARIES
	(i) Subsidiaries of TML Holdings Pte. Ltd.
15	Tata Daewoo Commercial Vehicle Company Limited	South Korea	100.00
16	Tata Daewoo Commercial Vehicle Sales and Distribution Company Limited	South Korea	100.00
17	Tata Motors (Thailand) Limited	Thailand	97.21
18	Tata Motors (SA) (Proprietary) Limited	South Africa	60.00
19	PT Tata Motors Indonesia	Indonesia	100.00
20	PT Tata Motors Distribusi Indonesia	Indonesia	100.00
21	TMNL Motor Services Nigeria Limited	Nigeria	100.00
22	Jaguar Land Rover Automotive Plc	UK	100.00
	(ii) Subsidiaries of Jaguar Land Rover Automotive Plc
23	Jaguar Land Rover Holdings Limited	UK	100.00
	(iii) Subsidiaries of Jaguar Land Rover Holdings Limited
24	Jaguar Land Rover Limited	UK	100.00
25	Jaguar Land Rover Austria GmbH	Austria	100.00
26	Jaguar Land Rover Japan Limited	Japan	100.00
27	JLR Nominee Company Limited	UK	100.00
28	Jaguar Land Rover Deutschland GmbH	Germany	100.00
29	Jaguar Land Rover Classic Deutschland GmbH	Germany	100.00
30	Jaguar Land Rover North America LLC	USA	100.00
31	Jaguar Land Rover Nederland BV	Netherlands	100.00
32	Jaguar Land Rover Portugal - Veículos e Peças, Lda.	Portugal	100.00
33	Jaguar Land Rover Australia Pty Limited	Australia	100.00
34	Jaguar Land Rover Italia Spa	Italy	100.00
35	Jaguar Land Rover Korea Company Limited	South Korea	100.00
36	Jaguar Land Rover (China) Investment Co. Limited	China	100.00

Sr. No.	Name of the Subsidiary Company	Country of incorporation	% of Equity Shareholding
37	Jaguar Land Rover Canada ULC	Canada	100.00
38	Jaguar Land Rover France, SAS	France	100.00
39	Jaguar Land Rover (South Africa) (Pty) Limited	South Africa	100.00
40	Jaguar e Land Rover Brasil Indústria e Comércio de Veículos LTDA	Brazil	100.00
41	Limited Liability Company “Jaguar Land Rover” (Russia)	Russia	100.00
42	Jaguar Land Rover (South Africa) Holdings Limited	South Africa	100.00
43	Jaguar Land Rover India Limited	India	100.00
44	Jaguar Land Rover Espana SL	Spain	100.00
45	Jaguar Land Rover Belux NV	Belgium	100.00
46	Jaguar Cars South Africa (Pty) Limited	South Africa	100.00
47	Jaguar Cars Limited	UK	100.00
48	Land Rover Exports Limited	UK	100.00
49	Land Rover Ireland Limited	Ireland	100.00
50	The Daimler Motor Company Limited	UK	100.00
51	Daimler Transport Vehicles Limited	UK	100.00
52	S.S. Cars Limited	UK	100.00
53	The Lanchester Motor Company Limited	UK	100.00
54	Shanghai Jaguar Land Rover Automotive Services Company Limited	China	100.00
55	Jaguar Land Rover Pension Trustees Limited	UK	100.00
56	Jaguar Land Rover Slovakia s.r.o	Slovakia	100.00
57	Jaguar Land Rover Singapore Pte. Ltd.	Singapore	100.00
58	Jaguar Racing Limited	UK	100.00
59	InMotion Ventures Limited	UK	100.00
60	In-Car Ventures Limited ((Formerly known as Lenny Insurance Limited)	UK	100.00
61	InMotion Ventures 2 Limited	UK	100.00
62	InMotion Ventures 3 Limited	UK	100.00
63	Jaguar Land Rover Colombia S.A.S	Columbia	100.00
64	Jaguar Land Rover Ireland (Services) Limited	Ireland	100.00
65	Jaguar Land Rover Taiwan Company Limited	Taiwan	100.00
66	Jaguar Land Rover Servicios México, S.A. de C.V.	Mexico	100.00
67	Jaguar Land Rover México, S.A.P.I. de C.V.	Mexico	100.00
68	Jaguar Land Rover Hungary KFT	Hungary	100.00
69	Jaguar Land Rover Classic USA LLC	USA	100.00
70	Jaguar Land Rover Ventures Limited	UK	100.00
71	Bowler Motors Limited (formerly known as Jaguar Land Rover Auto Ventures Limited)	UK	100.00
72	Jaguar Land Rover (Ningbo) Trading Co. Limited	China	100.00
73	Spark44 (JV) Limited	UK	50.50
	(iv) Subsidiaries of Spark44 (JV) Limited
74	Spark44 Pty. Ltd.	Australia	50.50
75	Spark44 GmbH	Germany	50.50
76	Spark44 LLC	USA	50.50
77	Spark44 Shanghai Limited	China	50.50
78	Spark44 DMCC	UAE	50.50
79	Spark44 Demand Creation Partners Pvt. Limited	India	50.50
80	Spark44 Limited	UK	50.50
81	Spark44 Pte. Ltd.	Singapore	50.50
82	Spark44 Communications SL	Spain	50.50

Sr. No.	Name of the Subsidiary Company	Country of incorporation	% of Equity Shareholding
83	Spark44 S.r.l.	Italy	50.50
84	Spark44 Seoul Limited	Korea	50.50
85	Spark44 Japan K.K.	Japan	50.50
86	Spark44 Canada Inc	Canada	50.50
87	Spark44 Pty. Limited	South Africa	50.50
88	Spark44 Colombia S.A.S.	Columbia	50.50
89	Spark44 Taiwan Limited	Taiwan	50.50
	(v) Subsidiaries of Tata Technologies Limited
90	Tata Technologies Pte Limited	Singapore	74.42
91	Tata Technologies (Thailand) Limited	Thailand	74.42
92	Tata Manufacturing Technologies (Shanghai) Limited	China	74.42
93	INCAT International Plc.	UK	74.42
94	INCAT GmbH	Germany	74.42
95	Tata Technologies Europe Limited	UK	74.42
96	Tata Technologies Nordics AB (formerly known as Escenda Engineering AB)	UK	74.42
97	Tata Technologies Inc.	USA	74.48
98	Tata Technologies de Mexico, S.A. de C.V.	Mexico	74.48
99	Cambric Limited	USA	74.48
100	Tata Technologies SRL Romania	Romania	74.48
	(vi) Subsidiaries of TMF Holdings Ltd.
101	Tata Motors Finance Solutions Limited	India	100.00
102	Tata Motors Finance Limited	India	100.00
	(vii) Subsidiary of TML Business Services Limited
103	TML Business Analytics Service Limited (incorporated w.e.f April 4, 2020)	India	100.00