Form 20-F
period 2022-03-31
TATA MOTORS LTD/FI
filed 2022-06-15
CIK 926042

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM
20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended March 31, 2022
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
Maloy Kumar Gupta
Tel.: +91 22 6665 7219
Facsimile: +91 22 6665 7790
Email: maloy.gupta@tatamotors.com
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
Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: 3,320,662,007 Ordinary Shares and 508,502,896 “A” Ordinary Shares, including
170,978,800
Ordinary Shares represented by
34,191,708
American Depositary Shares (“ADSs”), outstanding as of March 31, 2022. Each ADS represents five (5) Ordinary Shares as of March 31, 2022.
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
12b-2
of the Exchange Act.
Large accelerated filer  ☒    Accelerated
filer  ☐    Non-accelerated
filer  ☐    Emerging growth company  ☐
If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards
1
provided pursuant to Section 13(a) of the Exchange Act.  ☐
Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report.  ☒
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

*	Not for trading, but only in connection with listed American Depositary Shares, each representing five (5) Ordinary Shares.

1	The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

In this annual report on Form
20-F,
each of the following terms has the meaning ascribed to it below:

•	“ADR” means an American Depositary Receipt evidencing one or more ADSs;

•	“BSVI” means Bharat Stage VI, a Bharat stage emissions standard instituted by the Government of India;

•	“CNG” refers to compressed natural gas;

•	“Commercial Vehicles” or “CVs” means vehicles in the commercial vehicle segment, including SCV & Pickups, MHCVs, ILCVs and CV Passenger Vehicles;

•	“Companies Act” refers to the Indian Companies Act, 2013, as amended from time to time, unless stated otherwise;

•	“Company” refers to Tata Motors Limited;

•	“Core auto entities” means investment in equity-accounted investees related to the automotive sector of the Company;

•	“Crores” refers to 10 million Rs.;

•	“CV Passenger Vehicles” means commercial Passenger Vehicles, which are passenger carriers in the Commercial Vehicle segment;

•
“Earnings Before Other Income, Interest and Tax” is a
non-IFRS
measure and means earnings before share of profit/(loss) of equity-accounted investees (net), Loss/(gains) on sale/write-off
of assets and others (net), other income/(loss) (net), foreign exchange gains/(loss) (net), interest income, interest expense and Income tax (expense)/credit;

•	“Euro”, “EUR” or “€” mean the currency issued by the European Central Bank;

•	“EVs” means electric vehicles;

•	“Fiscal” means our fiscal year ending on March 31 of that year;

•
“Free Cash Flow” is a
non-IFRS
measure that equals cash flow from operating activities, less payment for property, plants and equipment and intangible assets, add proceeds from sale of property, plant and equipment, less interest paid, add interest received, add dividends from equity-accounted investees of core auto entities and less investment in equity-accounted investees of core auto entities;

•	“GBP” and “£” mean the British pound, the lawful currency of the United Kingdom;

•	“GVW” means gross vehicle weight;

•	“IFRS” means the International Financial Reporting Standards and its interpretations as issued by the International Accounting Standards Board;

•	“ILCVs” means intermediate and light Commercial Vehicles, which are vehicles that have a GVW between 3.5 metric tons and 12 metric tons;

•	“Ind AS” means the Indian Accounting Standards;

•	“Indian GAAP” means the accounting principles generally accepted in India;

•	“Indian rupees”, “Rs.” or “ ₹ ” mean the lawful currency of India;

•	“Lakhs” refers to one hundred thousand Rs.;

•	“Liters” means the measurement equivalent to 61.02 cubic inches of volume, or approximately 1.057 U.S. quarts of liquid measure;

•	“LPG” refers to liquified petroleum gas;

•	“Metric tons” or “tons” is a measurement equal to 1,000 kilograms or approximately 2,200 pounds;

•	“MHCVs” means medium and heavy Commercial Vehicles, which are vehicles that have a GVW of over 12 metric tons;

•	“Millimeters” or “mm” means the measurement equal to 1/1000 of a meter. A meter is equal to approximately 39.37 inches and a millimeter is equal to approximately 0.039 inch;

•	“Passenger Cars” means vehicles that have a seating capacity of up to five persons, including the driver, that are further classified into the following market categories:

•	Compact — length between 3,600 mm and 4,000 mm;

i

•	Executive — length between 4,500 mm and 4,700 mm;

•	Luxury — length above 5,000 mm;

•	Micro — length up to 3,200 mm;

•	Mid-size — length between 4,250 mm and 4,500 mm;

•	Mini — length between 3,200 mm and 3,600 mm;

•	Premium — length between 4,700 mm and 5,000 mm; and

•	Super Compact — length between 4,000 mm and 4,250 mm;

•	“Passenger Vehicles” or “PVs” means Passenger Cars or Utility Vehicles;

•
“Ratio of Net Debt to Shareholders’ Equity” is a
non-IFRS
measure calculated as total debt less cash and cash equivalents and mutual fund current portion divided by equity (including non-controlling
interests);

•	“Revenue” means the total revenue net of excise duty unless stated otherwise;

•	“RMB” and “Chinese Renminbi” mean the lawful currency of the People’s Republic of China;

•	“SCV” means small Commercial Vehicles;

•	“Shares” means the Ordinary Shares and the “A” Ordinary Shares of Tata Motors Limited, unless stated otherwise;

•	“Small Commercial Vehicles & Pickups” or “SCVs & Pickups” means vehicles that have a GVW of up to 3.5 tons;

•	“SUV” means sports utility vehicle;

•	“TCS” refers to Tata Consultancy Services Limited;

•	“TDCL” refers to TML Distribution Company Limited;

•	“TDCV” refers to Tata Daewoo Commercial Vehicles Co. Ltd.;

•	“TMETC” refers to Tata Motors European Technical Centre plc;

•	“TMFHL” refers to TMF Holdings Limited;

•	“TMFL” refers to Tata Motors Finance Limited;

•	“TMFSL” refers to Tata Motors Finance Solutions Limited;

•	“TMIBASL” refers to Tata Motors Insurance Broking and Advisory Services Limited;

•	“TML” refers to Tata Motors Limited, the parent company;

•	“TMLBASL” refers too TML Business Analytics Services Limited;

•	“TMLBSL” refers to TML Business Services Limited;

•	“TMLPFT” refers to Tata Motors Limited Provident Fund Trust;

•	“TMML” refers to Tata Motors Marcopolo Limited;

•	“TMPVL” refers to Tata Motors Passenger Vehicles Ltd.;

•	“TPEML” refers to Tata Passenger Electric Mobility Ltd.;

•	“TSL” refers to Tata Steel Limited;

•	“TTL” refers to Tata Technologies Limited;

•	“UK” and “United Kingdom” mean the United Kingdom of Great Britain and Northern Ireland; and

•	“Utility Vehicles” means vehicles that have a seating capacity of five to 10 persons, including the driver, which includes SUVs, multi-purpose vehicles and vans.
In addition to the terms defined above:

•	References to “we”, “our”, “us” and “Tata Motors Group” are to Tata Motors Limited and its consolidated subsidiaries, except as the context otherwise requires;

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
20-F,
and include, but are not limited to:

•	the ongoing shortage of semiconductors;

•	the ongoing conflict between Russia and Ukraine;

•	deterioration or uncertainty in global economic conditions;

•	the COVID-19 pandemic;

•	disruptions to our supply chains and shortages of essential raw materials;

•	increases in commodity and input prices;

•	intensifying competition in the automotive industry;

•	a significant reliance on key markets by Tata Motors Limited and Jaguar Land Rover;

•	our ability to satisfy changing customer demands by offering innovative products in a timely manner and maintaining product competitiveness and quality;

•	our ability to effectively implement or manage our growth strategy to deliver competitive business efficiency;

•	operational risks, including cyber security risks;

•	write-offs and impairment of tangible and intangible assets;

•	liquidity risks, including risks related to changes in our credit rating;

•	the level of regulation of our production facilities and our ability to comply with such regulations and address liabilities under environmental, health and safety laws and regulations;

•	risks associated with the automobile financing business;

•	deterioration in the performance of any of our subsidiaries, joint ventures or affiliates;

•	risks associated with product liability, warranties and recalls;

•	fluctuations in the exchange rates and interest rates and hedging arrangements;

•	changes or uncertainties in respect of LIBOR, IBORs, SONIA and SOFR;

•	potential changes to our business through mergers, acquisitions and divestments;

•	our ability to successfully grow our business through capital investments;

•	the evolution of the electric vehicle market and related opportunities;

•	climate change-related risks;

•	the performance of our distribution channels;

•	demand for premium performance cars and all-terrain vehicles;

•	changes in retail consumers’ purchasing power, consumer confidence or corporate customers’ financial condition and willingness to invest in our products;

•	labor unrest;

•	the loss of key personnel;

•	political instability, wars, terrorism, multinational conflicts, natural disasters, and epidemics;

•	the seasonality of our business;

•	the terms of our financing arrangements;

•	our future pension payment obligations;

•	disruption in the operation of Jaguar Land Rover’s manufacturing, design and engineering facilities;

•	the loss of any of our confidential information;

•	the actions of activist shareholders;

•	our ability to protect our intellectual property;

•	our compliance with the data protection laws in the markets in which we operate;

•	the safety of lithium-ion battery cells used in some of our vehicles;

•	the effectiveness of our internal control measures;

•	the adequacy of our insurance coverage; and

•	other factors beyond our control.

All forward-looking statements included herein are based upon information available to us on the date hereof, and we are under no duty to update any of the forward-looking statements after the date hereof to conform these statements to actual results.

v

Non-IFRS
Measures
We use the following
non-IFRS
performance indicators to monitor financial performance:
Earnings Before Other Income, Interest and Tax
Earnings Before Other Income, Interest and Tax is earnings before share of profit/(loss) of equity-accounted investees (net), Loss/(gains) on sale/write-off
of assets and others (net), other income/(loss) (net), foreign exchange gains/(loss) (net), interest income, interest expense and income tax (expense)/credit. It is monitored by management for the purpose of performance of income earned by our operations. Earnings Before Other Income, Interest and Tax is presented because management believes this represents the earnings earned by the business of the Company. Reconciliation of our consolidated Earnings Before Other Income, Interest and Tax to our consolidated net income is provided in Item 5.A “Operating and Financial Review and Prospects—Operating Results—Overview”.
Free Cash Flow
Free Cash Flow is measured as cash flow from operating activities, less payments for property, plants and equipment and intangible assets, add proceeds from sale of property, plant and equipment, less interest paid, add interest received, add dividend from equity-accounted investees of core auto entities and less investment in equity-accounted investees of core auto entities. It is monitored by management for the purpose of quantifying ongoing needs for investments in plants and machinery, products and technologies. Free Cash Flow is presented because management believes this provides investors with a relevant measure of cash available to address our debts, pay dividends and fund capital expenditures and other strategic initiatives. In Fiscal 2021, we changed the definition of Free Cash Flow to better align with other original equipment manufacturers (“OEMs”) based on external benchmarking. Reconciliation of our Free Cash Flow to cash flow from operating activities is provided in Item 5.A “Operating and Financial Review and Prospects—Operating Results—Overview”.
Ratio of Net Debt to Shareholders’ Equity
Ratio of Net Debt to Shareholders’ Equity is measured as total debt less cash and cash equivalent and mutual funds - current divided by equity (including non-controlling
interests). It is monitored by management because it helps assess our debt commitments. Ratio of Net Debt to Shareholders’ Equity is presented because management believes it is a relevant financial measure for investors to understand the leverage employed in our operations and our ability to obtain financing. Calculation of our Ratio of Net Debt to Shareholders’ Equity is provided in Exhibit 7.1 to this annual report on Form
20-F.
The
non-IFRS
measures used herein should not be considered in isolation and are not measures of our financial performance or liquidity under IFRS. They may not be indicative of our results of operations, and should not be construed as alternatives to any IFRS measures. Additionally, the non-IFRS
measures may not be comparable to other similarly titled measures used by other companies.
Exchange Rate Information
For convenience, some of the financial amounts presented in this annual report on Form
20-F
have been translated from Indian rupees into U.S. dollars at the rate of Rs.75.7925 to US$1.00, based on the rate in the city of Mumbai as published by the Foreign Exchange Dealers’ Association of India on March 31, 2022.

PART I

Item 1.	Identity of Directors, Senior Management and Advisers
A. Directors and Senior Management
Not applicable.
B. Advisers
Not applicable.
C. Auditors
Not applicable.

Item 2.	Offer Statistics and Expected Timetable
A. Offer Statistics
Not applicable.
B. Method and Expected Timetable
Not applicable.

Item 3.	Key Information
A. [Reserved]
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
Risks Associated with Our Business and the Automotive Industry
We are facing an ongoing shortage of semiconductors crucial to our products.
Semiconductor chips are an important component of the electrical architecture of our vehicles. In recent years, we and other major automotive companies have experienced limited access to semiconductors supply, which has impacted production schedules. A limited number of companies produce the majority of semiconductors manufactured globally, and reduced capacity at these companies due to, among other matters, government actions in relation to the
COVID-19
pandemic, has contributed to a persistent shortage of semiconductors for the global automotive industry. Supply of semiconductors was also impacted during 2021 by disruptions caused by a fire at the Renesas chip plant in Japan and extreme weather conditions in Texas during the winter of 2021. In addition, pandemic induced lockdowns necessitated work from home arrangements and more generally post pandemic, there has been unprecedented increase in the demand for white goods, especially consumer electronics, further accentuated by the migration to 5G, which has led to a shift in capacity allocation from the automotive sector to consumer durable goods.

The shortage in the supply of semiconductors has impacted and continues to impact our production schedules and our ability to meet the demand for some of our vehicles. Such shortages, which affect the entire automotive industry, may impact us more pronouncedly than our competitors as they may have a greater level of buying power with suppliers or have a different range of features on their vehicles that are dependent on semiconductors, as well as impact our ability to divert the supplies on lower end models, in which our competitors exclusively operate or for which our competitors are able to better manage supplies. Production schedules continue to be actively managed by management in line with the availability of semiconductors and vehicle margin. Along with supply chain uncertainty caused by the
COVID-19
pandemic and sudden factory shutdowns due to natural disasters at major semiconductor production sites worldwide, longer-term trends, such as a general rise in demand in the automotive sector competing with other rapidly growing industries for semiconductor manufacturing capacity and structural issues within the semiconductor supplier landscape have complicated our ability to secure sufficient supply. There can be no assurance that we will be able to source for alternative supplies of semiconductors or that such alternative supplies of semiconductors will be readily available. The shortage of semiconductors has and is likely to continue to impact us in the near future.
In the event that such shortages continue for a prolonged period of time, our production levels may be affected, which would materially affect our business, financial condition and results of operations. In addition, the shortage of semiconductors could also have an adverse impact on the implementation of Jaguar Land Rover’s Reimagine strategy to expand into EVs, which may contain a higher level of semiconductors than that used in conventional vehicles. The shortage of semiconductors could also increase car prices, which could negatively affect customer demand in the future should other companies be able to increase supply in the future. Furthermore, the extended delivery times of new cars could cause an increase in cancellations by customers.
We have also committed to significant reduction of debt related to our automotive operations, excluding the vehicle financing segment, by Fiscal 2024. As a result of supply chain issues, production was impacted, resulting in adverse working capital which increased our debt for automotive business in Fiscal 2022. If we continue to face significant supply chain issues, our volumes may be impacted, affecting revenues from our operations, profitability, free cash flows and our debt reduction plans.
While we expect semiconductor supply to continue to gradually improve throughout Fiscal 2023, there is no assurance that this will be the case and while the supply of semiconductors remains constrained, we may be more susceptible to supply-driven shocks in the future.
While we continue to take measures to partially mitigate the impact of semiconductor supply shortages, including engaging in discussions with leading component suppliers and chip producers and prioritizing the production of higher-margin vehicles, there can be no assurance that such measures will provide significant mitigation.
The ongoing conflict between Russia and Ukraine could have an impact on our business and results of operations.
In late February 2022, Russian military forces invaded Ukraine, significantly amplifying already existing geopolitical tensions among Russia, Ukraine, the European Union and other nations. Russia’s invasion, the responses of countries and political bodies to Russia’s actions, and the potential for wider conflict have contributed to increased market volatility in recent months, and such volatility may continue or amplify in the future. Moreover, in response to Russia’s actions in Ukraine, various countries, including the United States, the United Kingdom and European Union members, issued broad economic sanctions against Russia, including to prohibit certain trade activity with certain Russian corporate entities, financial institutions, officials and oligarchs.
In Fiscal 2022, Jaguar Land Rover recorded £43 million in relation to customer liabilities arising from sanctions imposed against Russia by countries, preventing the shipment of vehicles and certain parts to the market. Jaguar Land Rover has, over the past three fiscal years, earned around 2.5% of revenue on average each year from Russia and Ukraine, but has suspended vehicle exports to Russia to comply with recent export restrictions. As of the date of this annual report on Form
20-F,
Jaguar Land Rover continues to import a restricted range of safety-related parts to Russia for the repair of vehicles in market in compliance with relevant sanctions and export controls measures in place.

The impact of the conflict on our production volume has been limited during Fiscal 2022 as a result of active management of our parts supply chain. However, we are currently unable to predict with certainty the duration and severity of the conflict between Russia and Ukraine and its ultimate impact on our business, financial condition, liquidity and results of operation, as these depend on rapidly evolving and uncertain developments and factors that are beyond our control. For example, there is a risk that a further escalation of the conflict during Fiscal 2023 could bring challenges to our wider supply chain which could, in turn, have a material adverse impact on our business. While we have a relatively small number of parts and commodities that are sourced from the affected countries, it is too early to say how future commodity supply and pricing could be impacted.
Moreover, during April 2022 Russia suspended gas supplies to Poland and Bulgaria. Should this happen in the future, including in Slovakia where we operate a manufacturing plant, we may face further parts shortages or be unable to run production in our manufacturing facilities, which could have a material adverse impact on our business.
Furthermore, European governments are seeking to reduce energy reliance on Russia in the future and are restricting imports of oil and gas sourced from Russia. This is driving up energy costs, which could increase inflationary pressures during Fiscal 2023.
Some parts of the automotive supply chain are sourced from Russia and Ukraine, including Neon gas used in semiconductor production (Ukraine) and palladium (Russia). Should the conflict lead to shortages of these or any other commodities, we may face challenges within our supply chain in sourcing parts or face significant price increases in the future.
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
We are a global organization and are therefore vulnerable to shifts in global trade and economic policies and outlook. Policies that result in countries withdrawing from trade pacts, increasing protectionism and undermining free trade could substantially affect our ability to operate as a global business. Additionally, negative sentiment toward foreign companies among our overseas customers and employees could adversely affect our sales as well as our ability to hire and retain talented people. A negative shift in either policies or sentiment with respect to global trade and foreign businesses could have a material adverse effect on our business, prospects, results of operations and financial condition.
Prolonged periods of sluggish economic growth or any significant financial disruption could have a material adverse effect on our cost of funding, portfolio of financing loans, business, prospects, results of operations, financial condition and the trading price of the Company’s Shares and ADSs.
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

We have been, and may continue to be, adversely affected by the
COVID-19
pandemic.
Our results of operations and financial position have been, and may in the future be, impacted by the
COVID-19
pandemic, including the emergence of new variants of the virus, uncertainty surrounding the medium- and long-term effectiveness of
COVID-19
vaccines and future government action in response to the next stages of the pandemic.
Our operations have been impacted as a result of the
COVID-19
pandemic. At various times over the course of Fiscal 2022, our Indian and Jaguar Land Rover business witnessed disruptions at manufacturing plants and implemented work-from-home protocols for employees who were able to work remotely in various jurisdictions, including India and the United Kingdom, to ensure public safety and to comply with government guidelines in various geographies. These situations have caused disruptions to our business and have had negative impacts on our cash flows.
While our volumes for the domestic business grew quarter over quarter, recurring waves of infection and restrictive measures by governments have continued to have an adverse impact on our results of operations. For example, industry sales volumes for our passenger segment (buses) in Commercial Vehicles experienced a slow recovery, and sector recovery may continue to be slowed by people returning to on-site
learning and working slower and in fewer numbers.
Recent lockdowns in parts of China as the government pursues a strategy of containing the spread of
COVID-19
are adversely impacting our supply chains as our suppliers are unable to produce or deliver products to us. Similarly, we are also witnessing a temporary decrease in demand. These lockdowns have also led to some dealerships in some regions of China to temporarily close, which may have an adverse impact upon our sales outlook in Fiscal 2023. If we are unable to ensure a supply of critical parts from China for production, we may be forced to stop production in some or all of our plants, which will have a significantly negative impact on our cash flow in the future. We are witnessing certain supply chain disruptions as a result of China’s lockdowns and dealership closures possibly resulting in negative EBIT and negative free cash flows in the first quarter of Fiscal 2023 for Jaguar Land Rover while our domestic business is also likely to witness a negative impact on financial performance.
There is significant uncertainty surrounding such business disruptions, as continued cross-border restrictions could adversely affect our supply chains globally. We, like other automotive manufacturers, have experienced some supply chain disruption due to the
COVID-19
pandemic, including the current global unavailability of semiconductors, which has impacted our production schedules and the ability to meet global demand for some of our vehicles. As a result, we adjusted production schedules for certain vehicles and in certain manufacturing plants. Although we have restored operations at our production facilities, our manufacturing rates and timelines may nonetheless be affected by global economic markets, the decrease in consumer confidence or changing behaviors, such as working from home arrangements, which could impact demand in the global transportation and automotive industries. The extent and impact of changing consumer preferences and behavior is unknown and impossible to predict at this time.
Even as the
COVID-19
pandemic has largely subsided in most of our key regions, we may continue to experience an adverse impact to our business as a result of its global economic impact, including any recession that has occurred or may occur. Specifically, difficult macroeconomic conditions, such as decreases in per capita income and level of disposable income, increased and prolonged unemployment or a decline in consumer confidence as a result of the
COVID-19
pandemic could have a continuing adverse effect on demand for our products, as well as limit or significantly reduce points of access to such products. The disruption caused by the
COVID-19
pandemic may force us to change, in whole or in part, our strategic plans for the future.
In addition to the increase in costs associated with the implementation of enhanced health and safety measures in our operations, we are also faced with the potential increase in legal, advisory and other costs as a result of any
COVID-19
pandemic related claims from workers or third-party suppliers that may come into contact with our operations. All or any of these factors have had, and could in the future have, a material adverse effect on our business, prospects, financial condition and results of operation.
In addition, the
COVID-19
pandemic may continue to have an impact on the health and well-being of our employees and some of our employees have lost their lives as a result of the pandemic. This could affect the morale and well-being of our employees and we may be compelled to provide additional support to the families of those people who have lost their lives. While we have been engaging with the Unions and our employees on an ongoing basis and they have been very collaborative, we may face challenges in our industrial relations relating to employee matters due to the
COVID-19
pandemic and the uncertainties involved.

Even after the
COVID-19
pandemic subsides, we may continue to face uncertainties regarding the potential impact of any future variants of
COVID-19
and long-term sustainability of any economic recovery in the jurisdictions in which we operate.
Disruptions to our supply chains and shortages of essential raw materials may adversely affect our production and results of operations.
We rely on third parties to source raw materials, parts and components used in the manufacture of our products. At a local level, we rely on smaller enterprises where the risk of insolvency is greater. In addition, for some parts and components, we are dependent on a single source. Our ability to procure supplies in a cost-effective and timely manner or at all is subject to various factors, some of which are not within our control. Furthermore, there is a risk that manufacturing capacity does not meet the sales demand, thereby compromising our business performance. Given the time frames and investments required for any adjustment to the supply chain, there is no near-term remedy for such a risk. While we manage our supply chain as part of our supplier management process, any significant problems or shortages of essential raw materials in the future could adversely affect our results of operations.
Adverse economic conditions and declines in vehicle sales have had a significant financial impact on our suppliers in the past. In addition, our supply chains have been, and continue to be, impacted by business disruptions and uncertainty caused by the
COVID-19
pandemic. See “—We have been, and may continue to be, adversely affected by the
COVID-19
pandemic” for more information. Supply disruptions due to the impacts of the
COVID-19
pandemic may continue to have an impact our business in Fiscal 2023.
In addition, reduced demand for automobiles and lack of access to sufficient financial arrangements for our supply chain could impair the timely availability of components for our business. In addition, if one or more of the other global automotive manufacturers were to become insolvent, this would have an adverse impact on the supply chains and may further adversely affect our results of operations. We are also exposed to supply chain risks relating to the availability of lithium-ion
battery cells, which are critical for EV production. Any prolonged disruption to the supply of battery cells could disrupt production of our vehicles and delay the rollout of our strategic initiatives, including Jaguar Land Rover’s Reimagine strategy (see Item 4.B “Information on the Company—Business Overview—Our Strategy—Jaguar Land Rover’s Reimagine Strategy” for more information). As we and other automotive manufacturers expand production of EVs and demand for EVs increases, such risks are heightened.
Moreover, we have entered into agreements for the purchase of components from certain suppliers pursuant to which, if we procure lower quantities than committed, we may have to record provisions toward such contracts, which may have a material adverse impact on our financial condition and results of operations.
Increases in commodities and input prices may have a material adverse effect on our results of operations.
We purchase a wide range of raw materials to enable our production operations. In Fiscal 2022 and Fiscal 2021, the consumption of raw materials and components aggregates and purchase of products for sale (including changes in inventory) constituted 65.4% and 63.8%, respectively, of our revenues. Prices of commodity items, such as steel, nonferrous metals, precious metals, rubber and petroleum products have generally risen in recent years and may significantly rise in the future. Furthermore, we are also exposed to the risk of contractions in supply, and any corresponding increase in the price of rare earth metals we use in the production of vehicle electronics. Rare earth metal prices and supply remain uncertain. China, which is currently the largest producer of rare earths in the world, has, in the past, limited the export of rare earths from time to time. If we are unable to find substitutes for such raw materials or pass price increases on to customers by raising prices, or to safeguard the supply of scarce raw materials, our vehicle production, business and results from operations could be materially affected.
Domestically, our Commercial Vehicles business was significantly impacted by increases in commodity prices, primarily steel. In Fiscal 2022, the increase in steel prices impacted the profitability of our domestic Commercial Vehicles business, While TML’s Commercial Vehicle business has introduced price increases of approximately 2% every quarter during Fiscal 2022 and certain other corrective actions have been taken, we may not be able to mitigate the impact of commodity price increases entirely.
The
COVID-19
pandemic has had a significant impact on the supply of precious metals as certain countries where such precious metals are mined had prolonged lockdowns that had resulted in supply chain constraints for such metals. See “—We have been, and may continue to be, adversely affected by the
COVID-19
pandemic” for more information. Moreover, since February 2022, Russia’s invasion of Ukraine has also led to increases in the prices of a wide range of raw materials that we rely on. See “—The ongoing conflict between Russia and Ukraine could have an impact on our business and results of operations” for more information.

Further, prolonged disadvantageous exchange rate movements and inflation may substantially increase our costs. We cannot guarantee that we would be able to mitigate or otherwise avoid such increased costs, and our inability to do so could have an adverse effect on our operating results, financial condition and prospects.
In a step to reduce carbon emissions, we will also need to increase our EV sales and EV penetration in order to meet various compliances and achieve our sustainability targets as a part of responsible business. If we are unable to mitigate the impact of rising commodity prices, it would significantly impact our profitability, demand and hamper our efforts to achieve our sustainability targets.
We are also exposed to supply chain risks relating to semiconductors and lithium-ion
cells, which are critical for our EV production. See “—We are facing an ongoing shortage of semiconductors crucial to our products” for more information.
While we continue to pursue cost-reduction initiatives and risk-hedging initiatives, a sustained increase in commodity prices and the prices of input materials could severely impact our profitability to the extent such increase cannot be absorbed by the market through price increases and/or could also have a negative impact on demand. In addition, because of intense price competition and our fixed costs base, we may not be able to adequately address changes in commodity prices even if they are foreseeable.
Intensifying competition could materially and adversely affect our business, prospects, financial condition and results of operations.
The global automotive industry, including the premium passenger car segment, is highly competitive and competition is likely to further intensify in the future, including as a result of new industry entrants. In the premium automotive sector, our competitors may intensify their efforts to remain competitive in established markets while at the same time focus on developing a presence in developing markets. There is also a trend toward consolidation in the automotive industry to mitigate the costs of the market shift toward electrification, which has the potential to strengthen our competitors’ market position. In light of Brexit, some of our European Union-based competitors may gain a competitive advantage that would enable them to benefit from their access to the European Union single market post-Brexit. A range of factors affect the competitive environment, including the quality and features of vehicles, innovation, development timelines, ability to control costs, pricing, reliability, safety, fuel economy, research and development (“R&D”), the environmental impact and perception thereof, customer service and financing terms. Factors which affect the entire automotive industry, may impact us more negatively than they might impact our competitors, given each market participant’s individual circumstances. There can be no assurance that we will be able to compete successfully in the global automotive industry.
We also face strong competition in the Indian market from domestic and foreign automobile manufacturers. Improving infrastructure and growth prospects in India, compared to those of other mature markets, have attracted a number of international companies to India, either through joint ventures with local partners or through independently owned operations in India. International competitors may bring with them international experience, global scale, advanced technology and significant financial resources. Consequently, domestic competition may further intensify in the future. We have seen increased competition for our Commercial Vehicles business for several years, which has placed some pressure on our market share of the segment. If our share of this market segment is substantially impacted, our business, prospects, financial condition and results of operations may be materially and adversely affected. There is no assurance that we will be able to implement our future strategies in a way that will mitigate the effects of increased competition in the Indian automotive industry.
Jaguar Land Rover entered into an agreement with NVIDIA to jointly develop and deliver next-generation automated driving systems as well as
AI-enabled
services and experiences for its customers.
In October 2021, we announced a partnership with TPG Rise Climate, whereby, TPG Rise Climate along with co-investors
have committed to investing Rs.75,000 million in compulsory convertible instruments to acquire an equity interest of between 11% to 15% in Tata Passenger Electric Mobility Ltd. (“TPEML”), incorporated as a wholly owned subsidiary of TML, which corresponds to an equity valuation of up to US$9.1 billion. The new company is expected to leverage all existing investments and capabilities of TML and channelize the future investments into EVs, dedicated BEV platforms, advanced automotive technologies and catalyze investments in charging infrastructure and battery technologies.

We may also decide to collaborate with other companies in order to develop future technologies and initiatives, including, but not limited to, the dedicated BEV Jaguar architecture in the near future. We are exposed to execution risks or risks that the alliances entered into by our competitors may prove more beneficial than ours.
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
A significant reliance on key markets by both Tata Motors Limited and Jaguar Land Rover increases the risk of a negative impact from reduced customer demand in those countries.
We rely on certain key markets, including the United Kingdom, China, North America, India and continental Europe, from which we derive a substantial portion of our revenues. A decline in demand for our vehicles in these major markets may significantly impair our business, financial condition and results of operations. For example, adverse public perceptions toward diesel-powered vehicles, resulting from emissions scandals and tax increases on diesel vehicles, have precipitated a sharp fall in diesel vehicle sales, primarily in the United Kingdom and the European Union, and in November 2020, the UK government announced that it would ban the sale of new conventional petrol and diesel cars commencing in 2030. In addition, our strategy, which includes new product launches and expansion into growing markets, may not be sufficient to mitigate a decrease in demand for our products in mature markets in the future, which could have a significant adverse impact on our financial performance.
In addition, Jaguar Land Rover’s Reimagine strategy may not be sufficient to mitigate a decrease in demand for our products in mature markets in the future, which could have a significant adverse impact on our financial performance.
Our future success depends on our ability to satisfy changing customer demands by offering innovative products in a timely manner and maintaining product competitiveness and quality.
New technologies, climate change concerns, increases in fuel prices and certain government regulations have resulted in changes in customer preferences and have encouraged customers to look beyond standard purchasing factors (such as price, design, performance, brand image and features). Customer preferences in certain markets are increasingly moving toward electric and hybrid vehicles and away from diesel powered engines. Such consumer preferences could materially affect our ability to sell premium passenger cars and large or medium-size
all-terrain
vehicles at current or target volume levels, and could have a material adverse effect on our general business activity, net assets, financial position and results of operations.
Consumer demand trends are affected by a variety of factors, such as disposable income, brand reputation and environmental awareness, which can be difficult to predict and/or control. We may fail to identify trends in customer needs and tastes in sufficient time to react to these changes (including by adapting our strategy and business plan as necessary), and our attempts to position our brand and/or optimize our product portfolio to take advantage of market trends and consumer demand patterns may be ineffective. A misjudgment in our strategy or delayed recognition of trends and customer needs and tastes in individual markets or other changes in requirements could lead to a decline in demand, sales and profitability of our products and damage our brand. It could also lead to significantly unprofitable investments and associated costs.
A shift in consumer demand from SUVs toward compact and
mid-size
Passenger Cars, whether in response to higher fuel prices or other factors, could adversely affect our profitability. Conversely, if the trend in consumer preferences for SUVs holds, we could face increased competition from other carmakers as they adapt to the market and introduce their own SUV models, which could materially and adversely impact our business, financial condition or results of operations. Our operations may also be significantly affected if we fail to develop, or experience delays in our planned rollout of, fuel-efficient and EVs and certain technologies that reflect changing customer preferences and meet the specific requirements of government regulations. Our competitors may gain significant advantages if they are able to offer products satisfying customer needs or government regulations earlier than we are able to, which could adversely affect our business, prospects, financial condition and results of operations.
The extent and impact of changing consumer preferences and behavior due to the impact of the
COVID-19
pandemic and the various government responses to the pandemic are unknown and impossible to predict at this time. In some regions, there has been an increase in remote working, which could become a long-term change and may change the importance placed by consumers on owning a car or the same type of product. This could further accelerate the increased use of car-sharing
services (e.g., Zipcar or DriveNow) and other innovative mobility initiatives that facilitate access to alternative modes of transport, and the increased reliance on public transportation in certain places may reduce peoples’ dependency on private automobiles. A shift in consumer preferences away from private automobiles would have a material adverse effect on our general business activity and on our business, prospects, financial condition and results of operations.

Further, there is no assurance that our new models will meet our sales expectations, in which case we may be unable to realize the intended economic benefits of our investments. In addition, there is a risk that our quality standards can be maintained only by incurring substantial costs for monitoring and quality assurance. A decrease in the quality of our vehicles (or public perception of such a decrease) could damage our image and reputation as a premium automobile manufacturer and materially affect our business, prospects, financial condition and results of operations. Furthermore, non-traditional
market participants and/or unexpected innovations may disrupt the established business model of the industry by introducing new technologies, distribution models or methods of transportation that we may not be able to adapt to or replicate.
There is also a risk that the capital invested in researching and developing new technologies, including autonomous, connected and electrification technologies, or the capital invested in mobility solutions to overcome and address future travel and transport challenges, will, to a considerable extent, have been spent in vain, because the technologies developed or the products derived therefrom are unsuccessful in the market or exhibit failures that are impracticable or too costly to remedy or because competitors have developed better or less expensive products. It is possible that we could then be compelled to make new investments in researching and developing other technologies to maintain our existing market share or to win back the market share lost to competitors.
In addition, product development cycles can be lengthy, and there is no assurance that new designs, including electric and hydrogen-propelled vehicles will lead to revenues from vehicle sales, or that we will be able to accurately forecast demand for our vehicles, potentially leading to inefficient use of our production capacity. Additionally, our high proportion of fixed costs, due to our significant investment in property, plants and equipment, further exacerbates the risks associated with incorrectly assessing demand for our vehicles.
Autonomous, Connected, Electric, Shared (“ACES”) captures the megatrends that we consider to be driving changes in automotive industry. The pace of change has accelerated in the recent years as seen in the product and services being demanded by our customers. The knowledge, skill and attitude required from our workforce to position our business for success in the ACES world is significantly different from what has enabled us to succeed in the Internal Combustion Engine (“ICE”) world, in which we have developed what we believe to be world-class capability over the years.
We are working to mitigate this risk by hiring talent with requisite capabilities, upskilling our existing workforce and leveraging partnerships. With multiple existing auto and startup companies pursuing ambitious growth plans, there is a significant gap between supply and demand for talent. We face the challenge of retaining our existing talent and working to create a contemporary workplace that is focused on learning, creating opportunities for growth, creating an inclusive culture and targeting competitive compensation that are aimed at addressing the talent attraction and retention challenges.
We are investing to upskill our workforce through ACES capability building program, which covers employees across our various functions and levels (technicians on shop floor to senior leadership), by leveraging multiple avenues under education, experience and exposure in partnership with several universities in India and overseas, as well as by pursuing various industry associations.
In addition to internal programs, we also plan to coordinate and partner with third parties to supplement our in-house
capabilities in ACES areas. These efforts include partnering and exchanging knowledge with group companies, such as Jaguar Land Rover and Tata Technologies Limited (“TTL”), and forming partnerships with academia, consultants and industry associations. While our efforts on this front are in early stages we are confident that we have a roadmap to develop a future-ready workforce that will enable us achieve our goals in the ACES world.
If we are unable to effectively implement or manage our growth strategy and strategy to deliver competitive business efficiency, our business, prospects, financial condition and results of operations could be materially and adversely affected.
As part of our growth strategy, we may open new manufacturing, research or engineering facilities, expand existing facilities, add additional product lines or expand our businesses into new geographical markets that we believe exhibit high-growth potential.

While TML has undertaken robust turnaround actions, its future strategy focuses on accelerating the turnaround and achieving a sustainable transformation by emphasizing strong product development, sales enhancement, reducing costs and achieving bottom line improvements. In February 2021, Jaguar Land Rover also announced a shift in focus with the Reimagine strategy, including the plan to introduce the first all-electric
Land Rover vehicle in 2024 and a further five Land Rover models with a full battery electric option by 2026. Jaguar also intends to emerge as a pure electric only brand from 2025. The Reimagine strategy also targets the production of more sustainable and fully electric luxury vehicles, including the ambitious goal of having a fully electric fleet of luxury vehicles by the end of the decade and 100% of sales from pure battery EVs by 2036, as well as striving toward achieving net zero carbon emissions across its supply chain, among other environmentally driven strategies by 2039 (see Item 4.B “Information on the Company—Business Overview—Our Strategy—Jaguar Land Rover’s Reimagine Strategy” for more information). More recently, in October 2021, TML announced a commitment to invest over US$2 billion over the next five years to expand its EV business.
We are also expanding our growth in domestic business with a focus on large scale fleet contracts. Such large contracts come with execution risks. For example, if we are unable to comply with various terms of agreement or fulfill the necessary specifications and timelines, we may incur penalties, sustain reputational damage or our financial performance and results of operations may be affected.
Further, Tata Motors Limited is also expanding its business through mass mobility solutions whereby vehicles are sold through own, maintain and operate model offered at a “per kilometer” rate. A separate business vertical has been carved out for this business. Such business model requires deployment of significant investments and contracts are of a longer tenure, increasing the risks and balance sheet size. If we are unable to develop the appropriate financing structure for such business or our revenues are not able to cover our costs, our revenues, profitability and liquidity may be adversely affected.
Such strategies and objectives involve many risks and uncertainties, including rapidly changing consumer preferences and the progress of current and future technological advances. For example, Jaguar Land Rover or Tata Motors Limited may not be able to develop sufficiently efficient batteries before its competitors or at all. As with most new technological advances, Jaguar Land Rover and Tata Motors Limited may also face competition with software and hardware technologies in EVs, which could lead to the dominance of one product in the market causing the extinction of the other. If Jaguar Land Rover or Tata Motors Limited are unable to develop competitive models of EVs or fails to meet its projected development timeline, their business, prospects, financial condition and results of operations could be adversely affected.
Moreover, rapid technological growth and shifts in consumer demand for the latest product could lead to EVs being replaced by the next class of technologically advanced vehicles sooner than anticipated. If EVs do not become the market standard, or are quickly phased out, Jaguar Land Rover may not recover the costs associated with developing an all-electric
fleet of Jaguar Land Rover vehicles.
Additionally, we face a range of risks generally inherent in our business strategies that could adversely affect our ability to achieve our strategy and objectives, including any disruptions to our ability to anticipate consumer demand, our business, our ability to manage the operations of a larger company, competition for growth opportunities and other operational and business risks. In addition, our international businesses face a range of risks and challenges, including, but not limited to: language barriers, cultural differences, inherent difficulties and delays in contract enforcement and the collection of receivables under the legal systems of foreign countries, the risk of non-tariff
barriers, regulatory and legal requirements, environmental permits and other similar types of governmental consents, liquidity, trade financing or cash management facilities, export and import restrictions, multiple tax regimes, foreign investment restrictions, foreign exchange controls and restrictions on repatriation of funds, other restrictions on foreign trade or investment sanctions imposed by the United States, the United Nations or other governments or authorities, the burden of complying with a wide variety of foreign laws and regulations and other similar operational and business risks.
If we are unable to manage risks related to our expansion and growth in new geographical markets and fail to establish a strong presence in high-growth markets, our business, prospects, financial condition and results of operations could be adversely affected.

We are exposed to operational risks, including cyber security risks, in connection with our use of information technology.
We are exposed to the risk of loss resulting from inadequate or failed internal processes, people and systems or from external events. This includes, among other things, losses that are caused by a lack of controls within internal procedures, violation of internal policies by employees, disruption or malfunction of information technology (“IT”) systems, computer networks and telecommunications systems, mechanical or equipment failures, human error, natural disasters, security breaches or malicious acts by third parties (including, for example, hackers), whether affecting our systems or affecting those of third-party providers. We are generally exposed to risks in the field of information technology, since unauthorized access to or misuse of data processed on our IT systems, human errors associated therewith or technological failures of any kind could disrupt our operations, including the manufacturing, design and engineering processes. In particular, as vehicles become more technologically advanced and connected to the internet, our vehicles may become more susceptible to unauthorized access to their systems. As a business with complex manufacturing, research, procurement, sales and marketing and financing operations, we are exposed to a variety of operational risks and, if the protection measures put in place prove insufficient (especially given the harsher sanctions imposed under the European Union’s General Data Protection Regulation (Regulation (EU) 2016/679) (the “GDPR”)), our results of operations and financial condition could be materially adversely affected. In addition, we would likely experience negative press and reputational impacts. Cyber security incidents could lead to loss of productivity, negative impacts on our reputation, and, in extreme cases, material financial loss due to business disruptions.
Write-offs and impairment of tangible and intangible assets may have a material adverse effect on our results of operations.
Designing, manufacturing and selling vehicles is capital intensive and requires substantial investments in tangible and intangible assets, such as R&D, product design and engineering technology. We review the value of our tangible and intangible assets to assess, on an annual basis or trigger event basis, whether the carrying amount for an asset is less than the recoverable amount for that asset. Such reviews are based on underlying cash-generating units (“CGUs”) (such as Commercial Vehicles (“CVs”), Passenger Vehicles (“PVs”), Jaguar Land Rover and Vehicle Financing), either based on value in use (“VIU”) or fair value less the cost of disposal of an asset. As a result of shifting focus to the Reimagine strategy announced by our Jaguar Land Rover business in February 2021 a total of GBP1,486 million (Rs.149,943 million) was recorded in the fourth quarter of Fiscal 2021 comprising, non-cash
write-downs of GBP952 million (Rs.96,061 million) for previously planned products (capitalized as property, plant and equipment and intangible assets) that will not be completed and GBP534 million (Rs.53,882 million) of other restructuring costs. See Item 4.B “Information on the Company—Business Overview—Our Strategy—Jaguar Land Rover’s Reimagine Strategy” for more information. We may bear further impairment losses in the future if the carrying amount of tangible and intangible assets exceeds the recoverable amount, which could have a material adverse effect on our business, prospects, financial condition and results of operations.
We are exposed to liquidity risks, including risks related to changes in our credit rating, which could adversely affect the value of our debt securities, finance costs and our ability to obtain future financing.
Our main sources of liquidity are cash generated from operations, existing notes, bank loans and other revolving credit facilities. However, conditions in credit markets could deteriorate (including as a result of higher oil prices, excessive public debt, significant defaults, the ongoing effects of the
COVID-19
pandemic,
geo-political
tensions or for any other reason) and lower consumer demand may adversely affect both consumer demand and the cost and availability of finance for our business and operations. See Item 5.B “Operating and Financial Review and Prospects—Liquidity and Capital Resources—Principal Sources of Funding Liquidity—Loan Covenants” for more information.
We are also subject to various types of restrictions or impediments on the ability of our companies in certain countries to transfer cash across our companies through loans or dividends. These restrictions or impediments may be caused by factors such as exchange controls, withholding taxes on dividends and distributions and other similar restrictions in the markets in which we operate. The transfer of cash may also be subject to certain restrictions on cash pooling, intercompany loan arrangements or interim dividends in certain jurisdictions.
Any credit ratings assigned to us, or our debt securities, may not reflect the potential impact of all risks related to structural, market, additional risk factors discussed herein and other factors that may affect the value of our debt securities. A downgrade in our credit rating may negatively affect our ability to obtain future financing to fund our operations and capital needs, which may affect our liquidity. It may also increase our financing costs by increasing the interest rates of our outstanding debt or the interest rates at which we are able to refinance existing debt, or incur additional debt, or may require us to prepay part of the outstanding debt.

Our production facilities are highly regulated, and we may incur significant costs to comply with, or address liabilities under, environmental, health and safety laws and regulations applicable to them.
Our production facilities are subject to a wide range of increasingly strict environmental, health and safety requirements. These requirements address, among other things, air emissions, wastewater discharges, releases into the environment, human exposure to hazardous materials, the storage, treatment, transportation and disposal of wastes and hazardous materials, the investigation and clean-up
of contamination, process safety and the maintenance of health and safety conditions in the workplace. Many of our operations require permits and controls to monitor or reduce pollution. We have incurred, and will continue to incur, substantial ongoing capital and operating expenditures to ensure compliance with current and future environmental, health and safety laws and regulations or their more stringent enforcement. Violations of such laws and regulations could result in the imposition of significant fines and penalties, the suspension, revocation or non-renewal
of our permits, production delays or limitations, imposition of terms of imprisonment, or the closure of our plants. Other environmental, health and safety laws and regulations could impose restrictions or onerous conditions on the availability or the use of raw materials we need for our manufacturing processes.
Our manufacturing units must ensure compliance with various environmental statutes, including, in India, the Water (Prevention and Control of Pollution) Act 1974, the Air (Prevention and Control of Pollution) Act 1981, the Environment Protection Act 1986 and the Hazardous and Other Wastes (Management and Transboundary Movement) Rules, 2016, as well as the rules and regulations implemented under such legislation. The Corporate Average Fuel Economy (“CAFE”) standards applicable to M1 category vehicles required us to demonstrate CAFE compliance for our Passenger Vehicles, Commercial Vehicles and Electric Vehicles M1 models. Any non-compliance
could lead to penalties, product recalls and/or other punitive measures. Through the use of the CAFE calculator, we regularly monitor production volumes and processes to ensure that organizational-level CAFE compliance (which will require us to produce enough fuel-efficient models to compensate for those models having higher CO
2
emissions in g/km) is established at all times during the year. In addition, to support our compliance obligations, our overall product portfolio needs to be enhanced with the incorporation of electric and hybrid vehicles as well as the inclusion of environmentally-friendly technological features in existing and forthcoming models.
Jaguar Land Rover is taking measures to use resources responsibly, produce less waste and reduce its carbon footprint. In the United Kingdom and at its newest plant in Slovakia, JLR has achieved its goal of zero waste direct to landfill from its core operations, and was certified as having carbon neutral operations with the Carbon Trust for UK manufacturing and product development operations against a baseline year Fiscal 2017 for years Fiscal 2018 and Fiscal 2019, with the certification for Fiscal 2020 currently being progressed. In other markets, Jaguar Land Rover aspires for similar targets where it is possible. It aims to improve the local market and capacity for zero waste and low carbon manufacturing operations.
Jaguar Land Rover’s Reimagine strategy commits to achieving zero tailpipe emissions by 2036 and a net zero carbon business by 2039 across products, operations and supply chain. In achieving this, Jaguar aspires to be an all-electric
luxury brand by 2025, and JLR will have six pure electric Land Rovers in the next five years. Jaguar Land Rover is working to achieve greater influence in the design and reuse of materials (including upstream supply chain) to fully consider the environmental impact of materials used in its business.
Our business and manufacturing processes result in the emission of greenhouse gases (“GHG”), such as carbon dioxide. Legal requirements to reduce GHGs have become increasingly more stringent and costly to address. For example, emissions trading scheme obligations apply to Jaguar Land Rover’s vehicle manufacturing plants in the United Kingdom and Slovakia, and in the United Kingdom is required to comply with the Streamlined Energy and Carbon Reporting Scheme (“SECR”). Jaguar Land Rover also has a Climate Change Agreement (“CCA”) in the United Kingdom, which covers its three vehicle manufacturing plants and one of its Special Operations facilities. Jaguar Land Rover achieved its 2020 CCA targets and have negotiated the 2022 targets.
Moreover, many of Jaguar Land Rover’s sites have an extended history of industrial activity. Jaguar Land Rover may be required to investigate and remediate contamination at those sites, as well as at properties it formerly operated, regardless of whether it caused the contamination or the activity causing the contamination was legal at the time it occurred. For example, some of JLR’s buildings at our Solihull plant and other plants in the United Kingdom are undergoing an asbestos removal program in connection with ongoing refurbishment and rebuilding. In Jaguar Land Rover’s overseas facilities prior to purchase, it undertook studies that informed of the presence of contamination, or otherwise, in the ground prior to development. In Brazil, Jaguar Land Rover’s manufacturing site is adjacent to a facility (the “Itatiaia West” site) where organic solvent contamination of the ground had previously occurred. Jaguar Land Rover has purchased the Itatiaia West site and is currently progressing relevant permits for operation and developing plans for further remediation of the organic solvent contamination. The Itatiaia West site is listed on the Environmental Regulators site (
Instituto Estadual do Ambiente
) as contaminated. Some of these historical issues are being addressed in conjunction with Jaguar Land Rover’s site development works while others are subject to ongoing treatment regimes.

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
The transportation and logistics sectors were facing significant headwinds even before the
COVID-19
pandemic, due to sluggish growth in freight availability and rates. This was exacerbated on account of business disruptions due to lockdowns and other
COVID-19
pandemic-related measures introduced by local and national governments.
During Fiscal 2021, the Government of India and the Reserve Bank of India (the “RBI”) announced several relief measures to ease the financial system stress resulting from the
COVID-19
pandemic. However, such regulatory measures are temporary in nature and intended as a one-time
relief, and there remains considerable uncertainty around the impact of any such headwinds in the future.
The RBI, through its circular dated November 12, 2021, with a view to ensuring uniformity in the implementation of Income Recognition, Asset Classification and Provisioning (“IRACP”) norms across all lending institutions, clarified that loan accounts classified as NPAs may be upgraded as ‘standard’ assets only if the entire arrears of interest and principal are paid by the borrower. This means that any part payment will not result in accounts being upgraded. Only on full overdue repayment, can an account be classified as “standard”. However, the RBI, on February 15, 2022, has given until September 30, 2022, to put in place the necessary systems to implement this provision.
On October 22, 2021, the RBI revised the regulatory framework for non-banking
financial companies (“NBFCs”). These guidelines are anticipated to become effective on October 1, 2022. The new framework encompasses different facets of regulation for different categories of NBFCs covering capital requirements, governance standards and prudential regulation. TMF Group is likely to fall in Upper Layer NBFC category. Upper Layer NBFC will be required to maintain Common Equity Tier I capital at 9% within Tier I capital, board-approved policies on Internal Capital Adequacy Assessment Process to ensure availability of adequate capital to support all business risks and use better risk management techniques, leverage the requirement to ensure that growth is supported by adequate capital, and hold differential provisioning toward different classes of standard assets. Further, Upper Layer NBFCs will be mandatorily listed within three years of identification as Upper Layer NBFC. Moreover, to strengthen the supervisory tools applicable to NBFCs, the RBI has put in place a Prompt Corrective Action Framework (“PCA Framework”). The PCA Framework will be applicable to all deposit taking NBFCs and middle, upper and top layers of
Non-Deposit
Taking NBFCs effective from October 1, 2022, based on the financial position of NBFCs on or after March 31, 2022.
The RBI has prescribed risk threshold with indicators mainly being capital ratios in terms of CRAR and Tier 1 ratio and asset solvency ratio in terms of Net
Non-Performing
assets. RBI has also prescribed mandatory and discretionary actions for all of the risk threshold, stricter action being for higher risk threshold. Mandatory actions include various restriction like on dividend distribution/remittance of profits, on branch expansions, on capital expenditures and on variable operating expenses. Discretionary action includes Special Supervisory actions related to Strategy, Governance, Capital, various type of risk, business, operation and profitability.
If we are unable to meet the compliance norms, it would significantly affect our business objectives, financial performance, results of operations.

During March 2022, there has been an upswing in freight and positive indicators in sectors which have dependency on transportation, But with the probability of fuel price increase due to international factors, such as the Ukraine – Russia conflict, may be short-term dampener; once freight availability is stabilized, collections and financiers’ portfolios will improve, which will have provide better funding avenues for the Commercial Vehicles segment.
Jaguar Land Rover has consumer finance arrangements in place with Black Horse Limited (part of the Lloyds Banking Group) in the United Kingdom, FCA Bank S.p.A. (a joint venture between Fiat Auto and Crédit Agricole) in major European markets, Chase Auto Finance in the United States and BNP Paribas in nine markets across Europe and has similar arrangements with local providers in a number of other key markets. Any reduction in the supply of available consumer financing for the purchase of new vehicles or an increase in the cost thereof would make it more difficult for some of its customers to purchase its vehicles, which could put JLR under commercial pressure to offer new (or expand existing) retail or dealer incentives to maintain demand for its vehicles, thereby materially and adversely affecting our sales and results of operations. For example, during the global financial crisis, several providers of customer finance reduced their supply of consumer financing for the purchase of new vehicles. In response to the
COVID-19
pandemic, central banks had taken a more accommodating stance; however, they are now showing increased willingness to introduce interest rate rises. If market rates for new vehicle financing rise, our vehicles will become less affordable or retail consumers may favor less expensive vehicles that tend to be less profitable for us, adversely affecting our business, prospects, financial condition and results of operations. Additionally, if consumer interest rates increase substantially or if financial service providers tighten lending standards or restrict their lending to certain classes of credit, consumers may not desire to or be able to obtain financing to purchase or lease our vehicles. An increase in interest rates due to tightening monetary policy or for any other reason would result in increased costs for us to the extent we decided to absorb the impact of such increase. As a result, a substantial increase in consumer interest rates or tightening of lending standards could have a material adverse effect on our business, prospects, financial condition and results of operations.
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
Further, for our Commercial Vehicles, we also venture into international business through our subsidiaries in overseas markets, including Tata Daewoo Commercial Vehicles Co. Ltd. (“TDCV”), Tata Motors (SA) (Proprietary) Limited and PT Tata Motors Indonesia.
In our domestic business, we have also entered into Joint arrangements with Tata Cummins Limited for the design and manufacture of diesel engines and Fiat India Automobiles Limited, to manufacture passenger cars, engines and transmissions.
We also entered into a joint venture with Chery Automobile Company Ltd. (“Chery”) in China to develop, manufacture and sell certain Jaguar Land Rover vehicles and at least one own-branded
vehicle in China (the “China Joint Venture” or “CJLR”).
We may also decide to collaborate with other companies in order to develop future technologies and initiatives, including but not limited to the dedicated BEV Jaguar architecture in the near future. Joint ventures and strategic partnership projects may be developed pursuant to agreements over which we only have partial or joint control.
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

Moreover, our subsidiary company, TTL, works with many
start-up
companies and new customers. During Fiscal 2022, TTL was succesful in winning multi-million dollar contracts from new customers for multiple full vehicle developments in the EV space and other engineering services. Successful delivery of the programs and management of credit risk from such exposures significantly influence TTL’s financial performance. TTL is also expanding its innovative offering in the education space to upskill our talent in industries relevant to future technologies for the manufacturing sector. During Fiscal 2022, TTL won a large contract to modernize 150 ITIs from a state government in India, and it is in discussions with other government customers to deploy similar solutions. TTL’s ability to fulfill its contractual obligations to its customers in a timely manner is dependent on several factors, including identification and development of relevant content at optimal costs and managing of commercial and other terms with its partners and vendors.
We are subject to risks associated with product liability, warranties and recalls.
We are subject to risks and costs associated with product liability, warranties and recalls in connection with performance, compliance or safety-related issues affecting our vehicles. From time to time, we may be subject to investigations by governmental authorities relating to safety and other compliance issues with our vehicles. In particular, as our vehicles become more technologically advanced, we are subject to risks related to their software and operation, including our advanced driver assistance systems automation. We may be required to expend considerable resources in connection with product recalls, and these resources typically include the cost of the part being replaced and the labor required to remove and replace the defective part.
In addition, product recalls can cause our consumers to question the safety or reliability of our vehicles, which may harm our reputation. Any harm to our reputation may result in a substantial loss of customers. For example, we commenced remediatory action in connection with the Takata Corporation’s passenger airbag safety recall announced in May 2015 in the United States by the National Highway Traffic System Administration (the “NHTSA”). The provision held at the end of Fiscal 2022 with respect to the recall is GBP53 million.
The Motor Vehicle (Amendment) Act 2019 addresses vehicle recalls, road safety, traffic management and accident insurance, among other matters. It imposes civil and criminal liability on manufacturers selling vehicles in contravention of the standards specified in the act, or required by the Government of India to recall their vehicles. The Ministry of Road, Transport, Highways of India (“MoRTH”) have issued notifications mandating detailed CMV Rules for Implementation of various provisions on Auto Recall, Percentage of owners reporting identical defects, etc. MoRTH has issued Draft Final Notification toward implementation of Whole Vehicle Safety Conformity of Production (“WVSCoP”) from December 2022. The Government of India is also setting up ambitious E20 targets to achieve 20% Ethanol blending by Fiscal 2025. In the course of our business, we need to make investments to comply with laws and regulations and we may not necessarily be able to recover all these costs.
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
Our operations are subject to risks arising from fluctuations in exchange rates with reference to countries in which we operate. We import capital equipment, raw materials and components from, manufacture vehicles in, and sell vehicles into, various countries, and therefore our revenues and costs have significant exposure to the relative movements of the GBP, the U.S. dollar, the Euro, the Russian Ruble, the Chinese Renminbi, the Singapore dollar, the Japanese yen, the Australian dollar, the South African rand, the Korean won and the Indian rupee. In addition, the strengthening of the British pound may negatively impact Jaguar Land Rover by diminishing the British pound value of its overseas sales. Moreover, although a trade agreement between the United Kingdom and the European Union was agreed in December 2020 and tariffs have, to date, been avoided, Brexit has continued to generate customs and other administrative frictions that may persist and ultimately impact the United Kingdom economy, thereby causing further volatility in the value of the British pound, which could affect our Jaguar Land Rover business.
A significant proportion of JLR’s input materials and components and capital equipment are sourced overseas, in particular from Europe, and therefore it has costs in, and significant exposure to the movement of, the Euro (specifically a strengthening of the Euro) and certain other currencies relative to the GBP (Jaguar Land Rover’s reporting currency), which may result in decreased profits to the extent these are not fully mitigated by non-GBP
sales.

Moreover, we have outstanding foreign currency-denominated debt. We have experienced and could in the future experience foreign exchange losses on obligations denominated in foreign currencies in respect of our borrowings and foreign currency assets and liabilities due to currency fluctuations. We are exposed to changes in interest rates, as we have both interest-bearing assets (including cash balances) and interest-bearing liabilities, certain of which bear interest at variable rates (including Jaguar Land Rover’s US$1 billion term loan facility, the UK Export Finance (“UKEF”) and commercial loan facilities and the United Kingdom fleet financing facility), whereas the existing notes bear interest at fixed rates. Although we engage in managing our interest and foreign exchange exposure through use of financial hedging instruments, such as forward contracts, swap agreements and option contracts, higher interest rates and a weakening of the Indian rupee against major foreign currencies could significantly increase our cost of borrowing. Please see note 39(d)(i) – (b) to our consolidated financial statements included elsewhere in this annual report on Form
20-F
for further detail on our exposure to fluctuations in interest rates.
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
Changes or uncertainty in respect of LIBOR, IBORs, SONIA and/or SOFR may adversely affect some of our financing arrangements.
Some of our financing arrangements are, or may in the future be, linked to interest rate benchmarks, such as the London Inter-Bank Offered Rate (“LIBOR”), the U.S. dollar LIBOR, Euro Interbank Offered Rate the Sterling Over Night Index Average rate (“SONIA”) or the Secured Overnight Financing Rate (“SOFR”). These and other interest rate benchmarks continue to be the subject of national, international and other regulatory guidance and proposals for reform. For example, on March 5, 2021, the UK Financial Conduct Authority announced that all LIBOR settings will either cease to be provided by any administrator or no longer be representative: (a) immediately after December 31, 2021, in the case of the 1-week and 2-month U.S. dollar settings, and (b) immediately after June 30, 2023, in the case of the remaining U.S. dollar settings. In addition, among other developments, relevant authorities are strongly encouraging the transition away from Interbank Offered Rates (“IBORs”), such as LIBOR, and have identified “risk free rates”, such as SOFR, to eventually take the place of such IBORs as primary benchmarks. Such risk free rates, including SOFR, have a different methodology and other important differences from the IBORs they will eventually replace and currently have little historical track record. The implementation of such reforms and consequential changes to benchmark indices may cause such indices to disappear entirely or perform differently than in the past, which could have a material adverse effect on the yield or value of our financing arrangements.
As at March 31, 2022, Jaguar Land Rover has issued US$1 billion of debt and has US$246 million of discounting facilities that are linked to the U.S. dollar LIBOR. As at March 31, 2022, TML has issued US$237.5 million of debt while TML Holdings Pte. Ltd. has issued US$100 million of debt linked to LIBOR.
With the discontinuation of interest rate benchmarks such as LIBOR or U.S. dollar LIBOR, the rate of interest applicable to certain of our financing arrangements may be determined by applicable contractual fallback provisions. Such provisions may not have been tested, and there is a risk they may not operate as intended. In addition, there can also be no assurance that we will be able to negotiate amendments to our financing arrangements on terms acceptable to us, or at all. Moreover, there can be no assurance that any successor benchmark will not have other consequences that will adversely impact our financing arrangements.

More generally, any of the above matters or any other significant change to the setting or existence of interest rate benchmarks could affect the amounts available to us to meet our obligations under our financing arrangements and/or could have a material adverse effect on the value or liquidity of, and the amounts payable under, our financing arrangements. Changes in the manner of administration of interest rate benchmarks could also result in adjustment to the conditions applicable to some of our financing arrangements or may have other consequences on our financing arrangements.
Potential changes to our business through mergers, acquisitions and divestments may have a material adverse effect on our future results and financial condition.
We believe that our acquisitions provide us with opportunities to grow significantly in the global automobile markets, including premium brands and products, and provide us with access to technology, additional capabilities and potential synergies. We regularly examine a range of corporate opportunities, including suitable mergers, joint ventures, acquisitions and divestments, with a view to determining whether those opportunities will enhance our strategic position and financial performance. However, the scale, scope and nature of the integration, management or separation required in connection with such transactions present significant challenges, and we may be unable to integrate, manage or separate the relevant subsidiaries, divisions and facilities effectively within our expected schedule. A transaction may not meet our expectations and the realization of the anticipated benefits may be blocked, delayed or reduced as a result of numerous factors, some of which are outside our control.
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
Moreover, there are risks relating to the completion of any particular transaction occurring, including counterparty and settlement risk, or the non-satisfaction
of any completion conditions (for example, relevant regulatory or third-party approvals). We acquired the Jaguar Land Rover business from the Ford Motor Company (“Ford”) in June 2008, and since then Jaguar Land Rover has become a significant part of our business, accounting for 68% of our total revenues in Fiscal 2022. As a result of the acquisition, we are responsible for, among other things, the obligations and liabilities associated with the legacy business of Jaguar Land Rover. There can be no assurance that any legacy issues at Jaguar Land Rover or any other acquisition we have undertaken in the past or will undertake in the future will not have a material adverse effect on our business, financial condition and results of operations, as well as our reputation and prospects.
Our strategy to grow the business through capital investments may not be successful or as successful as we expect.
Our strategic priorities to grow our business include investing in new models and modular architectures and in autonomous, connected, electric, as well as shared, mobility services. Specifically, with the launch of the Reimagine strategy in February 2021, Jaguar Land Rover is committed to investing significant resources in electric battery technology and vehicles, in order to achieve its goal of net zero carbon emissions across its supply chain, products and operations by 2039 (see Item 4.B “Information on the Company—Business Overview—Our Strategy—Jaguar Land Rover’s Reimagine Strategy” for more information).

Jaguar Land Rover’s annual total product and other investment spending was £2.3 billion in Fiscal 2021 and £2.0 billion in Fiscal 2022. Total product and other investment expenditure guidance for Fiscal 2023 is approximately £2.6 billion, with the Refocus program announced under the Reimagine strategy expected to continue to maintain the financial discipline successfully deployed previously under Project Charge+ and other initiatives.
Our total product and other investment spending for domestic business was Rs.36,440 million for Fiscal 2022. We have plans to significantly step up our capital expenditure for our domestic business, and it is expected to be around Rs.60,000 million in Fiscal 2023. TML continues to monitor the external challenges of dynamically managing capital expenditure and implementation of further cash improvement measures. For Fiscal 2023, on a consolidated basis, we expect to invest around Rs.320,000 million in property, plants and equipment and product development. We expect our businesses to largely remain self-sustaining, and we aim to fund total product and other investment spending primarily with cash flows from operating activities supported by debt capital markets activities and bank funding, as required.
We are also expanding our growth in domestic business with a focus on large-scale fleet contracts. Such large contracts come with execution risks. If we are unable to comply with various terms of agreement or fulfill the necessary specifications and timelines, we may incur penalties; it would adversely damage our reputation and significantly affect our financial performance and results of operations.
Further, Tata Motors Limited is also expanding its business through mass mobility solutions whereby vehicles are sold through own, maintain and operate model offered at a per-km
rate. A separate business vertical has been carved out for this business. Such business model requires deployment of significant investments and contracts are of a longer tenure, increasing the risks and balance sheet size. If we are unable to find right financing structure for this business or our revenues are not able to cover our costs, it would adversely affect our revenues, profitability and liquidity. The Government of India is also setting up ambitious E20 targets to achieve 20% Ethanol blending by Fiscal 2025. In the course of our business, we need to make investments to comply with laws and regulations and we may not necessarily be able to recover all these costs.
As we increase our EV sales and penetration, we may also require to do sizable investment in battery and other EV component related ecosystem, in order to secure our supplies and mitigate the risks of rising battery prices.

•
To give impetus to the “Make in India” project and attract investments, the Government of India has announced Production Linked Incentive (“PLI”) scheme for 13 core sectors, including automotive OEMs and automotive component manufacturers with budgeted outlays of over Rs.25,938 crores, for the automotive sector over the five years commencing April 2022. TML applied and successfully received the approval from the Government of India as an eligible company / group, including four of its subsidiaries, namely, Tata Motors Passenger Vehicles Ltd. (“TMPVL”), TPEML, Tata Motors Marcopolo Limited (“TMML”) and Jaguar Land Rover India (“JLR India”) under the category “Champion OEM” for manufacturing of advanced automotive technology vehicles, i.e., EVs and fuel cell EVs. The quantum of incentive earned by TML Group each year would depend on fulfilling all the criteria’s for each year, as well as cumulatively, these included, for example year-on-year
growth criteria in Determined Sales Value, meeting the criteria of cumulative new domestic investment, and meeting the criteria of minimum 50% Domestic Value Addition for each approved Vehicle Model under the guidelines.

Though TML and Group companies have a robust action plan to fulfil all the above criteria’s on year on year/ cumulatively, but as most of the above depends upon many external factors, including demand of EV’s and development of entire ecosystem, including charging infrastructure, the quantum of benefits, which TML would earn in future cannot be ascertained at this moment.
The targets described above represent our current strategic objectives and do not constitute capital spending and earnings projections or forecasts. These targets are based on a range of expectations and assumptions regarding, among other things, our present and future business strategies, volume growth, cost efficiencies, capital spending program and the environment in which we operate, which may prove to be inaccurate. While we do not undertake to update our targets, we may change our targets from time to time. Actual results may differ materially from our targets. Accordingly, there can be no assurance that we will achieve any of our targets, whether in the short, medium or long term. The occurrence of one or more of the risks described in this “Risk Factors” section, many of which are beyond our control and could have an immediate impact on our earnings and/or the probability of which may be exacerbated in the medium to long term, could materially affect our ability to realize the targets described above. In particular, our capital spending target could be affected by investment needs arising from, among other factors, electrification, emissions compliance, driver assistance, connectivity and mobility trends. Our ability to achieve our targets may also be materially impaired by negative geopolitical and macroeconomic factors (see “—Deterioration or uncertainty in global economic conditions could have material adverse impact on our business, sales and results of operations” for more information), the competitive nature of our industry, industry trends, including market and competitive forces (such as higher incentives), new or the expansion of existing regulatory constraints, reduced customer demand for our vehicles, significant increases in our cost base, unexpected delays or failure in implementing or realizing the benefits of our investments and the impact of our new capitalization policy.

The EV market and related opportunities may not evolve as anticipated.
There is a global trend, particularly in developed markets, toward increased use of EVs (including hybrids) and policies supporting vehicle electrification. The UK government has recently announced that the phase-out
date for the sale of new petrol and diesel cars and vans has been brought forward to 2030 from the previous date of 2035, while the governments of other countries, including Norway and the Netherlands, have announced goals of banning new petrol and diesel cars. The Government of India has also been encouraging adoption of EVs and is working closely with the industry to address challenges and accelerate the adoption of EVs in India. As we consider our strategy, we may over time increase our focus on the production of EVs, make more investments in this area and position ourselves as a leading producer of EVs. Sales of EVs are hard to predict as consumer demand may fail to shift in favor of EVs, and this market segment may remain small relative to the overall market for years to come. Consumers may remain or become reluctant to adopt EVs due to the lack of fully developed charging infrastructure, long charging times or increased costs of purchase.
Jaguar Land Rover has announced several partnerships and collaborations in the EV space, including with Waymo LLC (“Waymo”). However, there can be no assurance that such partnerships and collaborations will be successful in achieving their commercial objectives. If the value proposition of EVs fails to fully materialize, this could have a material adverse effect on our business, prospects, financial condition and results of operations. In February 2021, our Jaguar Land Rover business announced a change in direction under the Reimagine strategy whereby Jaguar would become a pure electric (100% BEV) automotive brand from 2025. First Land Rover BEV product is expected to be launched in 2024 and a further five Land Rover models offering BEV options are expected to be launched by 2026 (a total of six Land Rover models offering a BEV option). Furthermore, over 60% of JLR’s sales are expected to be pure BEV’s by 2030, rising to 100% by 2036. There can be no assurance that the milestones set in Jaguar Land Rover’s Reimagine strategy can be met on time, if at all, or that we will be successful in meeting consumer demands with our new and/or improved products (see Item 4.B “Information on the Company—Business Overview—Our Strategy—Jaguar Land Rover’s Reimagine Strategy” for more information). If we are unable to meet our BEV development goals, this could have a material adverse effect on our business, prospects, financial condition and results of operations.
We are exposed to a broad range of climate-related risks arising from both the physical and non-physical
impacts of climate change and related risks, which may materially affect our results of operations and the markets in which we operate.
Over the past few years, the global market for automobiles, particularly in established markets, has been characterized by increasing demand for more environmentally friendly vehicles and technologies. In addition, governments around the world are increasingly announcing commitments to ban the sale of conventionally fueled vehicles in the coming decades. We endeavor to take account of climate protection and the ever more-stringent laws and regulations that have been adopted in response to climate change. We are focusing on researching, developing and producing new drive technologies, such as hybrid engines and electric cars. We are also investing in development programs to reduce fuel consumption through the use of lightweight materials, reducing parasitic losses through the driveline and improvements in aerodynamics. There is a risk that these R&D activities will not achieve their planned objectives or that our competitors will develop better solutions and will be able to manufacture the resulting products more rapidly, in larger quantities, of a higher quality and/or at a lower cost than us.
The emissions levels of diesel technologies have also become the focus of legislators in the United States and European Union, and some of our competitors have announced programs to retrofit diesel vehicles with software that will allow them to reduce emissions. Such actions by our competitors may require us to undertake increased R&D spending as well as other capital expenses. In addition, changes to the European emissions tests of the Worldwide Harmonised Light Vehicle Test Procedure (“WLTP”) in September 2018 made models non-compliant
with emissions limits subject to additional taxes. As a result of the changes, manufacturing costs increased and consumer uncertainty grew. There is a risk that these R&D activities, including retrofit software upgrades, will not achieve their planned objectives or that our competitors will develop better solutions and will be able to manufacture the resulting products more rapidly, in larger quantities, with a higher quality and/or at a lower cost than us.

Coupled with increased consumer preferences for more environmentally friendly and EVs, failure to achieve our planned objectives, such as execution of Jaguar Land Rover’s Reimagine strategy or delays in developing fuel-efficient products could materially affect our ability to sell premium Passenger Cars and large or medium-size
all-terrain
vehicles at current or targeted volumes and could have a material adverse effect on our general business activity, net assets, financial position and results of operations. There is a risk that our competitors will develop better solutions and manufacture the resulting products more rapidly, in larger quantities, with a higher quality and/or at a lower cost.
Hydrogen fuel cell technology is emerging as a promising alternative for replacing fossil fuels. TML has taken significant steps and has been leading in the development of Hydrogen-powered vehicles. TML won a tender of 15 Hydrogen Fuel Cell buses from Indian Oil Corporation (“IOCL”). Like any other fuel, there are risks associated with hydrogen fuel technology too. Hydrogen is by nature highly combustible requiring careful handling and TML has been proactively adhering to the legislative and industry standards related to its storage, transportation and product development.
Not all the hydrogen procured would be
eco-friendly
and higher efforts are required around generation of green hydrogen. The technology has not attained maturity and is far from mass adoption due to lack of available infrastructure, higher acquisitions costs and total cost of ownership. If we are not able to develop cost efficient solutions, develop an enabling ecosystem with stakeholders, introduce right kind of technology, it could affect our future plans. The hydrogen fuel technology adoption in India is at nascent stages and if there were any mishaps, it could potentially damage to our reputation and brand equity. In addition, our manufacturing operations, supply chain and sales may be subject to the potential physical impacts of climate change, including changes in weather patterns and an increased potential for extreme weather events, which could affect the manufacturing and distribution of our products, as well as the cost and availability of raw materials and components. Moreover, the increased use of car-sharing
services (e.g., Zipcar and DriveNow) and other innovative mobility initiatives that facilitate access to alternative modes of transport, and the increased reliance on public transportation in certain places, may reduce peoples’ dependency on private automobiles. Furthermore, non-traditional
market participants and/or unexpected disruptive innovations may disrupt the established business model of the industry by introducing new technologies, distribution models and methods of transportation. A shift in consumer preferences away from private automobiles would have a material adverse effect on our general business activity and on our business, prospects, financial condition and results of operations.
Sustainability is being brought to the center of our business strategy. There has been increased focus from various stakeholders toward sustainable business practices. As a responsible business and being part of the Tata Group, TML is committed to significantly reducing its GHG emissions to ultimately achieve net zero emissions. We are continuing to work toward transitioning to improved fuel efficiency of ICE vehicles across Commercial Vehicles and Passenger Vehicles, increasing the share of EVs in the product mix, significant reduction in energy consumption and increased use of renewable energy in Operations, along with Greening of the Supply Chain. With its Reimagine strategy in place, JLR’s aim is to achieve net zero carbon emissions across its supply chain, products and operations by 2039. If we are unable to achieve these objectives, our reputation, business and results of operations may be adversely affected.
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
The
COVID-19
pandemic’s enforced lockdowns across key regions have adversely affected the financial performance of our dealers in Fiscal 2021 and may continue to affect them in the near future.
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
In order to optimize market performance, sales channels must be aligned to the buying habits of our customers, including through traditional showrooms but also by embracing increasingly more innovative sales channels, such as virtual showrooms and online purchasing supported by “click and deliver” initiatives. Inadequate sales and service performance could negatively impact our reputation and brands. Failure to deliver a superior sales service through the retailer channels will lead to a weakening in our competitive advantage, potentially impacting our business and financial performance.

Globally, OEMs are constantly developing their distribution strategies and distribution models. For instance, some OEMs are exploring “direct to consumer” routes for sales. Such a model may increase distribution efficiencies and also offer a competitive cost advantage. We may be compelled to invest in such newer distribution models. However, if we are not able to meet changing consumer preferences, our sales may be materially and adversely affected.
Furthermore, as part of our global activities, we may engage with third-party dealers and distributors, whom we do not control, but who could nevertheless take actions that may have a material adverse impact on our reputation and business. We cannot assure you that we will not be held liable for any activities undertaken by such third parties.
We are more vulnerable to reduced demand for premium performance cars and luxury all-terrain
vehicles than automobile manufacturers with a more diversified product range.
Jaguar Land Rover operates in the premium Passenger Cars and luxury all-terrain
vehicles segments, and provides a more limited range of models than some of its competitors. Furthermore, some other premium performance vehicle manufacturers operate in a relatively broader spectrum of market segments, which makes them comparatively less vulnerable to reduced demand for any specific segment. Accordingly, JLR’s financial performance is linked to market conditions and consumer demand in those market segments. Any downturn or reduction in the demand for premium Passenger Cars and luxury all-terrain
vehicles, or any reduced demand for JLR’s most popular models in the geographic markets in which it operates, could have a material adverse effect on our performance and earnings.
A decline in retail customers’ purchasing power, consumer confidence or corporate customers’ financial condition and willingness to invest could materially and adversely affect our business.
Demand for vehicles for personal use generally depends on consumers’ net purchasing power, their confidence in future economic developments and changes in fashion and trends, while demand for vehicles for commercial use by corporate customers (including fleet customers) primarily depends on customers’ financial condition, their willingness to invest and available financing. The economic slowdown caused by the
COVID-19
pandemic is also likely to affect consumer sentiment and demand in the short term. The conflict in Ukraine is leading to rising commodity prices and inflation for consumers, which will impact on their buying power. A decrease in potential customers’ disposable income or financial flexibility, reductions in the availability of consumer financing or used car valuations or an increase in the cost of financing may have a negative impact on demand for our products. A weak macroeconomic environment, combined with restrictive lending and a low level of consumer sentiment generally, may reduce consumers’ net purchasing power and lead existing and potential customers to refrain from purchasing new vehicles, defer a purchase further or purchase a smaller model with less equipment at a lower price. See “—Deterioration or uncertainty in global economic conditions could have a material adverse impact on our business, sales and results of operations” for more information. A deteriorating macroeconomic environment may disproportionately reduce demand for luxury vehicles. It also could lead to reluctance by corporate customers to invest in vehicles for commercial use and/or to lease vehicles, resulting in a postponement of fleet renewal contracts.
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

In addition, Jaguar Land Rover engages in wage negotiations in relation to wage agreements covering approximately 75% of our employees in the United Kingdom, and a new agreement with the United Kingdom trade union was completed in June 2021 and agreed pay for two years. There is a risk, however, that future negotiations could escalate into industrial action ranging from “work to rule” to a strike before a settlement is ultimately reached. Our unionized employees outside of the United Kingdom are members of separate local trade unions and, as such, subject to separate local agreements.
In India, Tata Motors Limited had been granted an exemption with effect from November 1, 1952, in respect of the Provident Fund Scheme and had accordingly set up its own Provident Fund Trust, the Tata Motors Limited Provident Fund Trust (the “TMLPFT”), and has been administering its own scheme in lieu of the Employee’s Provident Fund Scheme 1952. Of the 31 conditions required to maintain such exemption, TML has breached one condition relating to reporting losses for three consecutive financial years, following the declaration of the standalone (India operations) financial results for Fiscal 2022. As a result, the exemption available to TML to operate its own provident fund has been mandatorily withdrawan from the first day of succeeding financial year (i.e., from April 1, 2022), and TML had to forthwith report the same to the Employees Provident Fund Organization (“EPFO”) and commence compliance as an non-exempted
establishment.
Provident fund accounts with the TMLPFT have consequently been frozen until the transfer is completed. Given thehigh volume and value of the funds, the transfer of the accounts and account-balances from the TMLPFT to EPFO is expected to take several months. Many employees would have planned withdrawals as allowed under the scheme and since they will not be able to complete such withdrawals until the transfer from the TMLPFT to the EPFO is completed, we anticipate that some employees may raise issues during the transition period. We are working with EPFO to facilitate a speedy transfer of accounts and exploring other options to help employees to manage their immediate needs.
Given the cyclical nature of automotive business, we have employed temporary workers at our manufacturing plants, including in production activities. With changes being proposed by new labor code and recent pronouncements by Indian courts, including one against TML by the Bombay High Court on practice of employment of temporary workers, we are re-examining
our staffing model.
We are
re-evaluating
our options in the light of these recent developments. These include: (i) leveraging government-approved training schemes, including NAPS, NEEM, Trade Apprentice and others, which enables us to engage trainees for defined period and contribute to governemnt plans to educate and provide skills to youth in India, (ii) leveraging automation, (iii) work content reduction, and other measures. Given the size of our temporary workforce, we anticipate this transition will be completed by the end of Fiscal 2023.
Our business and prospects could suffer if we lose one or more key personnel or if we are unable to attract and retain our employees.
Our business and future growth depend largely on the skills of our workforce, including executive officers and automotive designers and engineers. Autonomous driving, connected technologies, electrification and shared mobility trends are redefining conventional Auto business, creating tremendous disruption, and digital innovations are driving new business models. Our business requires an engaged workforce with core capabilities in new and emerging skill areas and a collaborative and innovative culture for our transformation to be successful. If we fail to develop new and flexible skills and capabilities within our workforce, or we fail to hire appropriate talent, our business will lose the ability to remain flexible in a dynamic automotive industry, which is key to delivering innovative products and services. The loss of the services of one or more key personnel could impair our ability to implement our business strategy. Any prolonged inability to continue to attract, retain or motivate our workforce could materially and adversely affect our business, financial condition, results of operations and prospects. Any shortages of labor could lead to demands for higher wages, which could increase the labor costs of our business.
We may be adversely impacted by political instability, wars, terrorism, multinational conflicts, natural disasters and epidemics.
Our products are exported to a number of geographical markets, and we plan to further expand our international operations in the future. Consequently, we are subject to various risks associated with conducting our business both within and outside our domestic market and our operations in markets abroad may be subject to political instability, wars, terrorism, civil disturbances, regional or multinational conflicts, natural disasters and extreme weather, fuel shortages and epidemics and pandemics (such as the ongoing
COVID-19
pandemic). Any disruption of the operations of our manufacturing, design, engineering, sales, corporate and other facilities could materially and adversely affect our business, prospects, financial condition and results of operations. In addition, conducting business internationally, especially in emerging markets, exposes us to additional risks, including adverse changes in economic and government policies, unpredictable shifts in regulation, inconsistent application of existing laws and regulations, unclear regulatory and taxation systems and divergent commercial and employment practices and procedures. If any of these events were to occur, there can be no assurance that we would be able to shift our manufacturing, design, engineering, sales, corporate and other operations to alternative sites in a timely manner, or at all. Any deterioration in international relations, especially between India and its neighboring countries, may result in investor concern regarding regional stability. Any significant or prolonged disruption or delay in our operations related to these risks could materially and adversely affect our business, prospects, financial condition and results of operations. See “—We have been, and may continue to be, adversely affected by the
COVID-19
pandemic” for more information.

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
Our Jaguar Land Rover business is impacted by the biannual registration of vehicles in the United Kingdom where the vehicle registration number changes every March and September, which leads to an increase in sales during these months, and, in turn, impacts the resale value of vehicles. Most other markets, such as the United States, are influenced by the introduction of new-model-year
products, which typically occurs in autumn of each year. Furthermore, in the United States, there is some seasonality in the purchasing pattern of vehicles in the northern states for Jaguar, where there is a concentration of vehicle sales in the spring and summer months and for Land Rover, where the trend for purchasing 4x4 vehicles is concentrated in the autumn and winter months.
Markets in China tend to experience higher demand for vehicles around the Lunar New Year holiday, the National Day holiday and the Golden Week holiday in October. In addition, demand in Western European automotive markets tends to be softer during the summer and winter holidays. Jaguar Land Rover’s cash flows are impacted by the seasonal shutdown of all of its manufacturing plants in the United Kingdom (including the Engine Manufacturing Center (“EMC”) at Wolverhampton) and Slovakia during the Easter, summer and winter holiday periods.
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
In one of our subsidiaries, we could not meet certain covenants and have obtained the waiver for Fiscal 2022. The outstanding term loan as at March 31, 2022, is Rs.187.5 million.
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
We provide post-retirement and pension benefits to our employees, including defined benefit plans. Our pension liabilities are generally funded. However, lower returns on pension fund assets, changes in market conditions, interest rates or inflation rates, and adverse changes in other critical actuarial assumptions may impact our pension liabilities or assets and consequently increase funding requirements. Further, any changes in government regulations may adversely impact the pension benefits payable to employees, which could materially decrease our net income and cash flows.
The Indian Parliament has approved the Code on Social Security, 2020 (the “Code”), which would impact the contributions by the Company toward Provident Fund and Gratuity. The Ministry of Labour and Employment has released draft rules for the Code on Social Security, 2020, on November 13, 2020, and has invited suggestions from stakeholders, which are under active consideration by the Ministry. The Company will assess the impact and its conduct evaluation once the subject rules are notified and will reflect the appropriate impact in its financial statements for the period in which the Code becomes effective and the related rules to determine the financial impact are published.
Jaguar Land Rover offers post-retirement and pension benefits to its employees, some of which are defined benefit plans. As part of JLR’s strategic business review process, JLR closed its defined benefit pension plans to new joiners as of April 19, 2010. All new JLR employees in its United Kingdom operations from April 19, 2010, are offered a new defined contribution pension plan. Under the arrangements with the trustees of the defined benefit pension schemes, an actuarial valuation of the assets and liabilities of the schemes is undertaken every three years in order to determine cash funding rates. In the last actuarial valuation as at April 2018, the funding deficit was £554 million and we agreed to a schedule of contributions with the trustee which, together with the expected investment performance of the assets of the schemes, would eliminate the deficit by 2028. Cash contributions toward the deficit will be £60 million each year until Fiscal 2024 followed by £25 million each year until the fiscal year ending March 31, 2028. Contributions previously due for April, May and June 2020 were re-allocated
over the year ended March 31, 2022. The 2021 statutory valuation process has started and is expected to be completed by June 30, 2022.
As at March 31, 2022, our defined benefit pension account had a surplus (net) of £409 million, as compared to a deficit of £387 million as at March 31, 2021. This change was primarily due to an increase in the discount rate used to value the liabilities.
Jaguar Land Rover has a limited number of manufacturing, design and engineering facilities and any disruption in the operations of those facilities could adversely affect our business, financial condition or results of operations.
Jaguar Land Rover has four wholly owned manufacturing facilities and two design and engineering centers in the United Kingdom, a manufacturing plant in Slovakia, a manufacturing plant in Brazil and a manufacturing facility in China, which it owns together with our joint venture partner Chery, among other manufacturing locations. We could experience disruptions to our manufacturing, design and engineering capabilities for a variety of reasons, including, among others, extreme weather, fire, theft, system failures, natural catastrophes, mechanical or equipment failures and similar risks. We are particularly exposed to such disruptions due to the limited number of our facilities. Any significant disruptions could adversely affect our ability to design, manufacture and sell our products and, if any of those events were to occur, we cannot be certain that we would be able to shift our design, engineering and manufacturing operations to alternative sites in a timely manner, or at all. Any such disruption could therefore materially affect our business, financial condition or results of operations.
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
Certain shareholders of the Company may from time to time advance shareholder proposals or otherwise attempt to effect changes at the Company, influence elections of the directors of the Company (“Directors”) or acquire control over our business. Our success depends on the ability of our current management team to operate and manage effectively. Campaigns by shareholders to effect changes at publicly listed companies are sometimes led by investors seeking to increase short-term shareholder value by advocating corporate actions, such as financial restructuring, increased borrowing, special dividends, stock repurchases or even sales of assets or the entire company, or by voting against proposals put forward by the board of directors of the Company (the “Board”) and our management. If faced with actions by activist shareholders, we may not be able to respond effectively to such actions, which could be disruptive to our business.
Inability to protect or preserve our intellectual property could materially and adversely affect our business, financial condition and results of operations.
We own or otherwise have rights in respect of a number of patents and trademarks relating to the products we manufacture. In connection with the design and engineering of new vehicles and the enhancement of existing models, we seek to regularly develop new technical designs and innovations. We also use technical designs that are the intellectual property of third parties with such third parties’ consent. These patents, trademarks and licenses have been of value in the growth of our business and may continue to be of value in the future. Although we do not regard any of our businesses as being dependent upon any single patent or related group of patents, any material inability to protect such intellectual property generally, or the illegal breach of some or a significant amount of our intellectual property rights, may have a materially adverse effect on our operations, business and/or financial condition. We may also be affected by restrictions on the use of intellectual property rights held by third parties, and we may be held liable for the infringement of the intellectual property rights of others in our products. Moreover, intellectual property laws of some foreign countries may not protect our intellectual property rights to the same extent as U.S. or UK laws.
We may incur significant costs to comply with, or face civil and criminal liability for infringements of data protection laws in the markets in which we operate.
Data privacy rules are continuing to evolve around the world. These rules are generally designed to limit our rights to process personal data and have placed obligations upon us to ensure that the data we hold is adequately protected. Recent examples of legislation that we must comply with include the European Union’s GDPR, which was implemented in 2018, and China’s Personal Information Protection Law, which was implemented in 2021. These rules have led to an increased compliance burden for the Company and we may face fines, civil liabilities or other criminal liabilities for non-compliance
with these rules. Our failure to implement and comply with data protection law could significantly affect our reputation and relationships with our customers and suppliers, and civil and criminal liabilities for the infringement of data protection rules could have a significant negative effect on our financial position.
Some of our vehicles make use of
lithium-ion
battery cells, which have been observed in some applications to catch fire or vent smoke and flames, and such events have raised concerns, and future events may lead to additional concerns, about the safety of the batteries used in automotive applications.
The battery packs that we use, and expect to continue to use, in our EVs make use of lithium-ion
cells. On rare occasions,
lithium-ion
cells can rapidly release the energy they contain in a manner that can ignite nearby materials as well as other lithium-ion
cells.
In addition, we store a significant number of lithium ion cells at various warehouses and at some of our manufacturing facilities.
While we have designed our battery packs to passively contain any single cell’s release of energy without spreading to neighboring cells, there can be no assurance that a field or testing failure of our vehicles will not occur. Furthermore, while we have implemented safety procedures related to the handling of the cells at our manufacturing plants, there can be no assurance that a safety issue or fire related to the cells will not occur. Any such incidents could have significant environmental and social impacts and may cause serious damage or injury may disrupt the operation of our facilities. In addition, any field or testing vehicle failure, even if such incident does not involve our vehicles, could subject us to lawsuits, product recalls, redesign efforts or negative publicity, all of which could have a material impact on our business, prospects, financial condition and operating results. Similarly, such instances, if they occur, could also affect our sustainability and emissions ambitions.

Any failures or weaknesses in our internal controls could materially and adversely affect our financial condition and results of operations.
The process of designing and implementing effective internal controls is a continuous effort that requires us to anticipate and react to changes in our business and to expend resources to maintain a system of internal controls that is adequate to satisfy our reporting obligations as a public company. The measures we take may not be sufficient to satisfy our obligations as a public company and if we are unable to establish or maintain appropriate internal financial reporting controls and procedures, it could cause us to fail to meet our reporting obligations on a timely basis, result in material misstatements in our consolidated financial statements and harm our results of operations.
For example, in connection with our assessment of internal control over financial reporting for Fiscal 2020, we concluded that there was a material weakness pertaining to the design of controls to validate the accuracy parameters used to prepare information used in the operation of various process level and management review controls. We believe that this material weakness has been remediated in Fiscal 2021. Although we have instituted remedial measures to address the material weakness identified and continually review and evaluate our internal control systems to allow management to report on the sufficiency of our internal controls, we cannot assure you that we will not discover additional weaknesses in our internal controls over financial reporting. Further, the Company’s management continually improves, simplifies and rationalizes the Company’s internal control framework where possible within the constraints of existing IT systems. However, any additional weaknesses or failure to adequately remediate the existing weakness could materially and adversely affect our financial condition or results of operations and/or our ability to accurately report our financial condition and results of operations in a timely and reliable manner.
Our insurance coverage may not be adequate to protect us against all potential losses to which we may be subject, which may have a material adverse effect on our business, financial condition and results of operations.
While we believe that the insurance coverage we maintain adequately covers the normal risks associated with the operation of our business, there is a risk that certain claims under our insurance policies may not be honored fully or timely, or would result in insufficient insurance coverage or significantly higher insurance premiums in the future. Such matters could materially affect our business prospects, financial condition and results of operations.
Political and Regulatory Risks
New or changing laws, regulations and government policies regarding increased fuel economy, reduced GHG and other emissions, vehicle safety and taxes, tariffs or fiscal policies may have a significant impact on our business.
We are subject to extensive governmental regulations regarding vehicle emissions levels, noise, safety and levels of pollutants generated by our production facilities. We expect the number and extent of legal and regulatory requirements and our related costs of compliance to continue to increase significantly in the future. In Europe and the United States, for example, governmental regulation is primarily driven by concerns about the environment (including GHG emissions), fuel economy, energy security and vehicle safety. In particular, the increasingly stringent regulatory environment in our industry, particularly with respect to vehicle emissions regulations, is leading to heightened regulatory scrutiny and more investigations into vehicle manufacturers. We may also be subject to randomized testing and similar inquiries by regulatory authorities with a focus on emissions and environmental performance. In China, increasingly stringent tailpipe emissions and other regulations have been introduced by the Chinese government in the short-to-medium-term
future to reduce GHG emissions and improve air quality standards. Requirements to optimize vehicles in line with these governmental actions could significantly affect our plans for global product development and may result in substantial costs, including significant fines and penalties in cases of non-compliance.
These requirements may also result in limiting the types and amounts of vehicles we sell and where we sell them, which may affect our revenue.
To comply with current and future environmental norms, we may have to incur additional capital expenditures and R&D expenditures to upgrade products and manufacturing facilities, install new emissions controls or reduction technologies and purchase or otherwise obtain allowances to emit GHGs, which may have an impact on our cost of production. If we are unable to develop commercially viable technologies or otherwise attain compliance within the time frames set by new standards, we could face significant civil penalties or be forced to restrict product offerings drastically to remain in compliance. For example, in the United States, manufacturers are subject to substantial civil penalties if they fail to meet federal CAFE standards. Please see Item 4.B “Information on the Company—Business Overview—Governmental Regulations—Environmental, Fiscal and Other Governmental Regulations Around the World—Greenhouse gas / CO
2
/ Fuel Economy Legislation” for additional detail on these standards. These penalties are calculated at US$5.50 for each tenth of a mile below the required fuel-efficiency level for each vehicle sold in a model year in the U.S. market up to and including the 2021 model year vehicles. Beginning with the 2022 model year vehicles, the rate is expected to increase to US$14.00, to be followed by index-linked annual increases thereafter. As at March 31, 2022, a provision of GBP78 million was held to face the possible fine from European and United Kingdom regulators for failing to meet emissions reduction targets in 2021 and 2022. This provision may be subject to increases as a result of future changes to laws, regulations and government policies.

Further, post-Brexit, United Kingdom emissions will be calculated separately from European Union emissions as a result of which there is a possibility of increased penalties. Since 2011, Jaguar Land Rover has purchased approximately US$109 million in credits from third-party OEMs to offset its NHTSA, EPA and California Air Resources Board (“CARB”) penalties. Additionally, JLR expects to buy approximately US$12 million in credits in Fiscal 2021 from third-party OEMs to offset its expected NHTSA and EPA penalties for model year 2019 vehicles. Jaguar Land Rover could incur a substantial increase in these penalties, including as a result of increases in CAFE civil penalties to adjust for inflation. Additionally, JLR expects to continue incurring approximately GBP12 million in Fiscal 2021 for credit purchases in China, and we expect those annual costs to rise going forward, primarily as a result of increasing costs of “new energy vehicle credits”. Jaguar Land Rover’s Reimagine strategy aims to expand its pure battery electric offering from 2024, which supports JLR’s aim to reach fleet CO
2
compliance with consideration for global measures to support net zero ambitions as well as forecasted stringent CO
2
/ GHG regulations, including the proposed ban on the sale of vehicles powered solely by ICEs from 2030 allowing continuation of
Plug-in
Hybrid Electric vehicles (“PHEV”), and the total ban of all ICEs, including PHEVs, from 2035 in the United Kingdom and similar initiatives by other governments. See Item 4.B “Information on the Company—Business Overview—Our Strategy—Jaguar Land Rover’s Reimagine Strategy” for more information.
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
In India, the 2019 amendments to the Motor Vehicle Act address vehicle recalls, road safety, traffic management and accident insurance, among other matters. The Act imposes civil and criminal liability on manufacturers selling vehicles in contravention of the standards specified in the Act, or required by the government to recall their vehicles.
Despite the implementation of the Trade and Cooperation Agreement, there remains significant uncertainty as to how Brexit will affect relations between the United Kingdom and the European Union, including the legal rights and obligations for businesses in certain service industries not covered by the Trade and Cooperation Agreement. The Trade and Cooperation Agreement does not create a detailed framework to govern the cross-border provision of regulated financial services between the United Kingdom and the European Union. Such uncertainty could negatively impact business and consumer confidence in the United Kingdom.
The EUWA, and secondary legislation made under powers provided in this Act ensure that there is a functioning statute book in the United Kingdom. While the United Kingdom introduced a temporary permission regime to allow European Economic Area firms to continue to do business in the United Kingdom for a limited period of time, once the passporting regime fell away, the majority of EEA states have not introduced similar transitional regimes. The Trade and Cooperation Agreement is only part of the overall package of agreements reached on December 24, 2020. Other supplementing agreements included a series of joint declarations on a range of important issues where further cooperation is foreseen, including financial services. The declarations state that the European Union and the United Kingdom will discuss how to move forward with equivalence determinations in relation to financial services. It should be noted that even if equivalence arrangements for certain sectors of the financial services industry are agreed, market access is unlikely to be as comprehensive as the market access that the United Kingdom enjoyed through its European Union membership.
Due to the size and importance of the UK economy, and the uncertainty and unpredictability concerning the United Kingdom’s relationship with the European Union, there may continue to be instability in the market, significant currency fluctuations, and/or otherwise adverse effects on trading agreements or similar cross-border cooperation arrangements (whether economic, tax, fiscal, legal, regulatory or otherwise) for the foreseeable future. Following withdrawal from the European Union, barrier-free trade access between the United Kingdom and other member states of the European Union could be diminished or eliminated and the United Kingdom may no longer be covered by trade agreements entered into by the European Union which apply to all member states and so will either have to seek to negotiate new trade agreements or join existing trade agreements (such as the World Trade Organisation tariffs) which could result in the transfer of goods, becoming subject to import/export duties and/or non-tariff
trade barriers (including health and safety, product labelling and other standards, many of which are currently standardized across the European Union).

Despite the fact that the Trade and Cooperation Agreement was agreed between the United Kingdom and the European Union in December 2020 and tariffs have, to date, generally been avoided, Brexit has continued to generate customs and other administrative frictions. Some of these administrative requirements have led to increased costs in the form of duties and overheads to support compliance with the new requirements.
A significant amount of European Union law in matters ranging from employment law to data protection to competition and financial regulation is currently embedded in UK law either as a result of European Union regulation directly applicable in the United Kingdom or from UK regulations implementing European Union directives. Accordingly, it is also unclear what impact the withdrawal of the United Kingdom from the European Union will have on the legal and regulatory landscape in the United Kingdom, which could, in turn, have a significant impact on our business. Given that the transition/implementation period has ended, subject to the terms of the Trade and Cooperation Agreement, European Union law has ceased to apply in the United Kingdom. However, many European Union laws have been transposed into English law and these transposed laws will continue to apply until such time that they are repealed, replaced or amended. Over the years, English law has been devised to function in conjunction with European Union law (in particular, laws relating to financial markets, financial services, prudential and conduct regulation of financial institutions, financial collateral, settlement finality and market infrastructure). As a result, depending on the final trade arrangements to be put in place for the areas not covered by the Trade and Cooperation Agreement, substantial amendments to English law may occur and may diverge from the corresponding provisions of European Union law applicable after the transition/implementation period. Any substantial change in the regulations applicable to our business could jeopardise our ability to continue to operate in a manner consistent with our past practice.
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
The Indian Competition Act, 2002 (the “Competition Act”) and various regulations promulgated thereunder, including in relation to merger controls, oversee practices having an appreciable adverse effect on competition in a given relevant market in India. Under the Competition Act, any formal or informal arrangement, understanding or action in concert, which causes or is likely to cause an appreciable adverse effect on competition, is considered void and results in imposition of substantial penalties. All agreements entered into by us could be within the purview of the Competition Act. Furthermore, the Competition Commission of India (the “CCI”) has expansive powers, including extraterritorial powers to investigate any agreement, abusive conduct or combination occurring outside of India, if such agreement, conduct or combination has an appreciable adverse effect on competition in India. The Competition Act also prohibits abuse of a dominant position by any enterprise.
In 2011, complaints were filed with the CCI against certain automakers on the ground that the genuine spare parts of automobiles manufactured by the OEMs were not made freely available in the open market in India and, accordingly, anti-competitive practices were carried out by the OEMs for indulging in anti-competitive practices. The CCI ordered an investigation of the matter, and subsequently the director general of the CCI expanded the scope of investigation to other car manufacturers operating in India, including TML.
In 2014, the CCI held that the automobile manufacturers, including TML, had engaged in anti-competitive practices and imposed a penalty of 2% of their total turnover in India. TML was ordered to pay a penalty of Rs.13,465 million within a period of 60 days of the receipt of the order. TML challenged the order of the CCI in the Delhi High Court on constitutional issues. In 2019, the High Court allowed the petitions, partly by striking down Section 22(3) of the Competition Act. Also in 2019, the Supreme Court of India extended the relief that was granted by the Delhi High Court during the pendency of the matter before it. As of the date of this annual report on Form
20-F,
the matter remains to be listed for further proceedings in due course.

In another matter, two of our
ex-dealers
filed information with the CCI alleging that TML engaged in anti-competitive practices by colluding with its finance subsidiaries (Tata Motors Finance Limited (“TMFL”) and Tata Motors Finance Solutions Limited (“TMFSL”)) and abused its dominance in the market. In May 2021, the CCI issued an order directing the director general of the CCI to initiate an investigation against TML, but did not otherwise make any final or binding observations or determinations (including with respect to any possible penalties or fines) with regard to the allegations. As of the date of this annual report on Form
20-F,
we have received one notice from the director general of the CCI and we have responded to its queries. See Item 4.B “Information on the Company—Business Overview—Governmental Regulations—Legal Proceedings” for more information. As of the date of this annual report on Form
20-F,
we are preparing internally to respond to the queries as soon as raised by the director general of the CCI.
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
Compliance with new or changing corporate governance and public disclosure requirements may add uncertainty to our compliance policies and increase our costs of compliance.
We are subject to a complex and continuously changing regime of laws, rules, regulations and standards relating to accounting, corporate governance and public disclosure, including the Sarbanes-Oxley Act of 2002, U.S. Securities and Exchange Commission (the “SEC”) regulations, Securities and Exchange Board of India (the “SEBI”) regulations, New York Stock Exchange (the “NYSE”) listing rules, the Companies Act, and Indian stock market listing regulations. New or changed laws, rules, regulations and standards may lack specificity and be subject to varying interpretations. Under applicable Indian laws, for example, remuneration packages may, in certain circumstances, require shareholders’ approval. New guidance and revisions may be provided by regulatory and governing bodies, which could result in continuing uncertainty and higher costs of compliance. We are committed to maintaining high standards of corporate governance and public disclosure. However, our efforts to comply with evolving regulations have resulted in, and are likely to continue to result in, increased general and administrative expenses and a diversion of management resources and time. In addition, there can be no guarantee that we will always succeed in complying with all applicable laws, regulations and standards.
The Companies Act has effected significant changes to the existing Indian company law framework, such as in the provisions related to the issue of capital, disclosures in offering documents, corporate governance, accounting policies and audit matters, related party transactions, class action suits against companies by shareholders or depositors, prohibitions on loans to directors and insider trading, including restrictions on derivative transactions concerning a company’s securities by directors and key managerial personnel. The Companies Act may subject us to higher compliance requirements, increase our compliance costs and divert management’s attention. We are also required to spend, in each financial year, at least 2% of our average net profits during the three immediately preceding financial years, calculated for TML on a standalone basis under Ind AS, on corporate social responsibility (“CSR”) activities. Compliance with CSR activities is fulfilled when the Company spends the prescribed amount in accordance with its obligations. However, if the Company fails to spend the requisite amount within the financial year, it must fulfil its obligation by transferring the unspent amount to any fund included in Schedule VII of the Companies Act. The same will be considered as compliance with Section 135(5) of the Act. Further, the Board of the Company is required to give the requisite disclosure in the Board report and annual report on CSR. Furthermore, the Companies Act imposes greater monetary and other liability on the Company and its Directors for any non-compliance.
Due to limited relevant jurisprudence, in the event that our interpretation of the Companies Act differs from, or contradicts, any judicial pronouncements or clarifications issued by the Government of India in the future, we may face regulatory actions or be required to undertake remedial steps. In addition, some of the provisions of the Companies Act overlap with other existing laws and regulations (such as corporate governance provisions and insider trading regulations issued by SEBI). SEBI’s circular, dated May 10, 2021, updated the disclosures to be mentioned in the Business Responsibility and Sustainability Report, which is to be submitted by the top 1,000 listed entities and which was first introduced in 2012. SEBI promulgated the SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015 (the “Listing Regulations”), which are applicable to all Indian companies with listed securities. Pursuant to the Listing Regulations, the Company is required to establish and maintain a vigilance mechanism for Directors and employees to report their concerns about unethical behavior, actual or suspected fraud or violation of the Company’s code of conduct (the “Tata Code of Conduct”) or ethics policy under our whistleblower policy (the “Whistleblower Policy”), to implement increased disclosure requirements for price-sensitive information and to conduct detailed director familiarization programs and comprehensive disclosures thereof, in accordance with the Listing Regulations. While we have been able to comply with such requirements to date, we cannot assure you that we will be able to maintain compliance with such requirements in the future. Furthermore, the Company cannot currently determine the impact of certain provisions of the Companies Act and the revised SEBI corporate governance standards. Any increase in our compliance requirements or associated costs may have a material and adverse effect on our business, prospects, financial condition and results of operations. Further, SEBI recently amended the Listing Regulations to widen the definition of “Related Party” and broadened the ambit of Related Party Transactions (RPTs). SEBI has mandated listed companies to obtain prior approval of the shareholders in respect of RPTs exceeding Rs.1,000 crore or 10% of the consolidated annual turnover of a listed entity as per its last audited financial statements, whichever is lower, even if such RPTs are in the ordinary course of business and valued at an arm’s length pricing basis. Further, while obtaining shareholders’ approval, all the related parties are prohibited from voting on the resolutions irrespective of whether they are party to that particular RPT or not. Therefore, for all RPTs exceeding the abovementioned threshold, would require a majority of minority shareholders’ vote in favour of the RPTs.

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
Furthermore, any regulatory action taken or penalties imposed by regulatory authorities may have significant adverse financial and reputational consequences for our business and materially adversely affect our results of operations and financial condition. See Item 4.B “Information on the Company—Business Overview—Governmental Regulations—Legal Proceedings” for more information.
We could be subject to additional tax liabilities in any of the geographical markets in which we operate.
Evaluating and estimating our provision and accruals for our taxes requires significant judgement. We operate in multiple geographical markets, and our operations in each market are susceptible to additional tax assessments and audits. Our collaborations with business partners are similarly susceptible to such tax assessments. Authorities may engage in additional reviews, inquiries and audits that may disrupt our operations or challenge our conclusions regarding tax matters. Any resulting tax assessment may be accompanied by a penalty (including revocation of a benefit or exemption from tax) or additional fee for failing to make the initial payment.
Our tax rates may be affected by earnings estimation errors, losses in jurisdictions that do not grant a related tax benefit, changes in currency rates, acquisitions, restructurings, investments, or changes in laws, regulations, or practices. Furthermore, government fiscal or political pressures may increase the likelihood of adverse or aggressive interpretations of tax laws or regulations or imposition of arbitrary or onerous taxes, interest charges and penalties. Tax assessments may be initiated even where we consider our practices to be in compliance with tax laws and regulations. Should we challenge such taxes or believe them to be without merit, we may nonetheless be required to pay them. These amounts may be materially different from our expected tax assessments and could result in additional utilization of tax losses, expropriation of assets, attachment of additional securities, liens, imposition of royalties or new taxes and requirements for local ownership or beneficiation.
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

We require certain approvals or licenses in the ordinary course of business, and the failure to obtain or retain them in a timely manner, or at all, could materially and adversely affect our operations
We require various statutory and regulatory permits, licenses and approvals to carry out our business operations. Our ability to obtain such permits, licenses and approvals depends, among other matters, on the information we provide as part of the application processes, as well as the internal review and consideration processes of the various issuing agencies. While we make every effort to obtain the necessary permits, licenses or approvals, and their renewals, we cannot assure you that we will receive them in a timely manner, or at all.
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
The Indian stock exchanges are vulnerable to fluctuations based on changes in monetary policy formulated by the RBI. We can make no assurance about future market reactions to RBI announcements and their impact on the price of the Company’s Shares and ADSs. Furthermore, our business could be significantly impacted were the RBI to make major alterations to monetary or fiscal policy. Certain changes, including changes to interest rates, could negatively affect our sales and consequently our Revenue, which could have a material adverse effect on our business, prospects, financial condition and results of operations. While the RBI has initiated several relief measures over the course of 2020, such as providing moratorium on loans, relaxing provisioning norms toward certain loans and taking other measures to enhance liquidity for NBFCs, there remains considerable uncertainty around the effects of the recent and any future variants of
COVID-19
and further relief measures and policy actions that may be needed to assist economic recovery.

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
The Company is a public limited company incorporated in India. The majority of the Company’s Directors and executive officers are residents of India and substantially all of the assets of those persons and a substantial portion of the Company’s assets are located in India. As a result, it may not be possible for you to effect service of process within the United States upon those persons or it may be difficult to effect service of process within the United States on the Company. In addition, you may be unable to enforce judgments obtained in courts of the United States against those persons outside the jurisdiction of their residence, including judgments predicated solely upon U.S. federal securities laws. Moreover, it is unlikely that a court in India would award damages on the same basis as a foreign court if an action were brought in India to enforce foreign judgments if it viewed the amount of damages as excessive or inconsistent with public policy.
Section 44A of the Indian Code of Civil Procedure, 1908, as amended (the “Civil Code”), provides that where a foreign judgment has been rendered by a superior court (within the meaning of the section) in any country or territory outside India which the Government of India has by notification declared to be a reciprocating territory, such foreign judgment may be enforced in India by proceedings in execution as if the judgment had been rendered by an appropriate court in India. However, the enforceability of such judgments is subject to the exceptions set forth in Section 13 of the Civil Code.
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
For further details on the terms and conditions of the Company’s ADSs and the rights and obligations of the Company’s ADS holders, please see the amended and restated deposit agreement, dated as of September 27, 2004, among the Company, Citibank, N.A., as depository, and all holders and beneficial owners of ADSs issued thereunder, as amended and supplemented by Amendment No. 1, dated as of December 16, 2009, hereinafter referred to as the “deposit agreement”, which is incorporated by reference into this annual report on Form
20-F.

Moreover, pursuant to Indian regulations, the Company is required to offer its shareholders preemptive rights to subscribe for a proportionate number of Shares to maintain their existing ownership percentages prior to the issue of new Shares. These rights may be waived by a resolution passed by at least 75% of the shareholders of the Company present and voting at a general meeting. ADS holders may be unable to exercise preemptive rights for subscribing to these new Shares unless a registration statement under the Securities Act is effective or an exemption from the registration requirements is available to us. The Company’s decision to file a registration statement would be based on the costs, timing, potential liabilities and the perceived benefits associated with any such registration statement and the Company does not commit that it would file such a registration statement. If any issue of securities is made to the shareholders of the Company in the future, such securities may also be issued to the depository, which may sell such securities in the Indian securities market for the benefit of the holders of ADSs. There can be no assurance as to the value, if any, the depositary would receive upon the sale of such rights or securities. To the extent that ADS holders are unable to exercise preemptive rights, their proportionate ownership interest in our company would be reduced.
The Government of India’s regulation of foreign ownership could materially reduce the price of the ADSs.
Foreign ownership of Indian securities is regulated and is partially restricted. In addition, there are restrictions on the deposit of Shares into the Company’s ADS facilities. ADSs issued by companies in certain emerging markets, including India, may trade at a discount to the market price of the underlying shares, in part because of the restrictions on foreign ownership of the underlying shares and in part because ADSs are sometimes perceived to offer less liquidity than underlying Shares that can be traded freely in local markets by both local and international investors. See Item 10.D “Additional Information—Exchange Controls”.
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
In March 2004, we acquired Daewoo Commercial Vehicle Co. Ltd. (now known as TDCV). TDCV is engaged in the business of manufacturing heavy, medium and light vehicles, such as cargo trucks, dump trucks, tractor trailers and special purpose vehicle mixers.
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

In June 2008, we acquired the Jaguar Land Rover business from Ford. Jaguar Land Rover is a global automotive business, which designs, manufactures and sells Jaguar luxury sedans, sports cars and luxury performance SUVs and Land Rover premium all-terrain
vehicles, as well as related parts, accessories and merchandise. The Jaguar Land Rover business has internationally recognized brands, a product portfolio of award-winning luxury performance cars, luxury performance SUVs and premium all-terrain
vehicles, brand-specific global distribution networks and R&D capabilities. As a part of our acquisition of the Jaguar Land Rover business, we acquired three major manufacturing facilities located in Halewood, Solihull and Castle Bromwich and two advanced design and engineering facilities located at Whitley and Gaydon, all in the United Kingdom, together with national sales companies (“NSCs”) in several countries.
We are one of the leading global automobile manufacturers in the world, providing integrated and smart
e-mobility
solutions to customers in over 125 countries. With an employee base of over 73,000, our top-of-the-line
manufacturing facilities are located across India, the United Kingdom, the United States, Italy and South Korea. We are the only OEM in India that offers an extensive range of mobility solutions for our automotives, covering cars, Utility Vehicles, trucks, and buses. We have a strong global network of 121 subsidiaries, equity-accounted associates and joint ventures, including Jaguar Land Rover in the United Kingdom and Tata Daewoo in South Korea. We offer a broad portfolio of automotive products, ranging from sub-1
ton to 55 ton gross vehicle weight (“GVW”) trucks (including pickup trucks) to small, medium, and large buses and coaches to Passenger Cars, premium luxury cars and SUVs.
We operate six principal automotive manufacturing facilities in India, including at: (i) Jamshedpur in the state of Jharkhand, (ii) Pune in the state of Maharashtra, (iii) Lucknow in the state of Uttar Pradesh, (iv) Pantnagar in the state of Uttarakhand, (v) Sanand in the state of Gujarat and (vi) Dharwad in the state of Karnataka. We also operate four principal automotive manufacturing facilities in the United Kingdom through our Jaguar Land Rover business, including at: (i) Solihull in the West Midlands, (ii) Castle Bromwich, also in the West Midlands, (iii) Halewood in Liverpool and (iv) the EMC at Wolverhampton in the West Midlands. In Fiscal 2015, Jaguar Land Rover opened its inaugural overseas manufacturing facility in China, the China Joint Venture. In June 2016, Jaguar Land Rover opened a new manufacturing plant in Itatiaia, Brazil, with an annual production capacity of 24,000 units. Jaguar Land Rover now produces the
I-PACE
BEV and the new Jaguar
E-PACE
in Graz, Austria under its manufacturing partnership with Magna Steyr. Furthermore, Jaguar Land Rover’s 150,000 units per annum manufacturing plant in Nitra, Slovakia, opened in October 2018 and is currently producing the Land Rover Discovery and the all-new
Land Rover Defender.
We expanded our international operations through mergers and acquisitions, and in India we have made strategic alliances involving non-Indian
companies in recent years, including, but not limited to, the following:

•
We have a joint venture agreement with FCA Italy Spa (“FCA Italy”) (previously known as Fiat Group Automobiles S.p.A., Italy), which is part of the Stellantis N.V. Group. Together with FCA Italy, we operate a facility located at Ranjangaon in Maharashtra to manufacture Passenger Cars, engines and transmissions for the Indian and overseas markets. Established in April 2008, the plant currently manufactures the Fiat Linea, Fiat Punto, Tata Indica, Jeep, Nexon, Tata Bolt and Tata Zest vehicles, as well as components for such vehicles, such as engines and transmissions. During May 2012, both joint venture partners decided to re-align
their Indian joint venture. Accordingly, in March 2013, we and Fiat Group signed a restructuring framework agreement (the “RFA”), which provides, among other matters:

○
a joint arrangement to manufacture and assemble Fiat-branded products, Tata products and any new products (including for third parties) in accordance with the terms and conditions settled in the RFA, with current third-party orders to continue in accordance with the prior terms; and

○	the distribution company, owned by FCA Italy, is responsible for distribution of the Fiat vehicles and parts from April 1, 2013.

•
In December 2006, we entered into a joint venture agreement with Thonburi Automotive Assembly Plant Co. Ltd. (the “Thonburi Group”) to manufacture pickup trucks in Thailand. As of March 31, 2022, we own 97.21% of the joint venture, while the Thonburi Group owns the remaining 2.79%. The joint venture, which began vehicle production in March 2008, enabled us to access the Thailand market, which is a major market for pickup trucks, as well as other potential markets in the ASEAN region. On July 31, 2018, the Company decided to cease its current manufacturing operations of Tata Motors Thailand Ltd. and shall continue to address the Thailand market with a revamped product portfolio, suitable to local market needs, delivered through a completely built-up
condition (“CBU”) distribution model.

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

•
Jaguar Land Rover opened a manufacturing plant for the China Joint Venture in Changshu, China in October 2014 and began manufacturing the Range Rover Evoque shortly thereafter. Manufacture of the Land Rover Discovery Sport commenced in the third quarter of Fiscal 2016, followed by the long wheel base Jaguar XFL in the first half of Fiscal 2017 that went on sale in September 2016 and subsequently the long wheel base XEL that went on sale in December 2017. Total phase one investment in the joint venture was approximately RMB10.9 billion, which contributed toward the establishment of the manufacturing plant, R&D center and engine production facility. Jaguar Land Rover has invested RMB3.5 billion of equity capital in the China Joint Venture, representing 50% of the share capital and voting rights of the joint venture company. Investment to support phase two, which has added additional manufacturing capacity, was funded from cash generated from sales and loans taken out by the joint venture company. In July 2017, the China Joint Venture opened an engine manufacturing facility to produce the Jaguar Land Rover petrol Ingenium engine. Today the joint venture operates two assembly lines producing Range Rover Evoque-L, Land Rover Discovery Sport, Jaguar XF-L, Jaguar XE-L and Jaguar E-Pace models for sale to customers in China.

•
In July 2015, Jaguar Land Rover agreed to a manufacturing partnership with Magna Steyr, an operating unit of Magna International Inc, to build the all-electric
Jaguar
I-PACE
and the Jaguar
E-PACE
in Graz, Austria.

•
In December 2015, Jaguar Land Rover concluded an agreement with the government of the Slovak Republic for the development of a new manufacturing plant in western Slovakia. The facility represents an investment of GBP1 billion and had an initial annual capacity of up to 150,000 units. The plant opened in October 2018 and currently produces the Land Rover Discovery and the all-new
Land Rover Defender.

•
On March 30, 2017, the Board approved a scheme of merger and arrangement between TML and TML Drivelines Limited, a wholly owned subsidiary of TML. The merger was completed on April 30, 2018. The merger had no impact on our consolidated financial statements.

•
On May 23, 2018, the Board approved the sale of TML’s shareholding in its wholly owned subsidiary, TAL Manufacturing Solutions Limited, to Tata Advanced Systems Ltd., a Tata Group company. The divestment of TAL Manufacturing Solutions Limited was closed on March 29, 2019, and TML has received Rs.5,334 million, and has acquired the non-aerospace
business of TAL Manufacturing Solutions Limited for Rs.1 million. The acquisition of the non-aerospace
business had no impact on our consolidated financial statements.

•
Brabo Robotics and Automation Limited (“BRAL”) was incorporated on July 17, 2019, as a wholly owned subsidiary of Tata Motors Limited with an operating plan to take over the robotics and factory automation (“RAB”) division of TML as a going concern. The RAB business of TAL Manufacturing Solutions Limited was transferred to TML with effect from April 30, 2019. In Fiscal 2021, we decided to shut down the operations of BRAL.

•
During Fiscal 2021, as a part of TML’s internal restructuring process, TML has transferred the outsourcing business with effect from October 1, 2020, to TML Business Services Limited (“TMLBSL”), a wholly owned subsidiary of TML. This had no impact on our consolidated financial statements.

Please see Item 4.B “Information on the Company—Business Overview—Our Strategy—Capital and Product Development Expenditures” and Item 5.B “Operating and Financial Review and Prospect—Liquidity and Capital Resources—Capital Expenditures” of this annual report on Form
20-F
for details on our principal capital expenditures.
Through our subsidiary and associate companies, we are engaged in providing engineering and automotive solutions, construction equipment manufacturing, automotive vehicle components manufacturing and supply chain activities, machine tools and factory automation solutions, high-precision tooling and plastic and electronic components for automotive and computer applications, and automotive retailing and service operations. TTL is engaged in providing specialized engineering and design services, product life cycle management (“PLM”) and product-centric IT services to leading global manufacturers. TTL’s customers are among the world’s premier automotive, aerospace and industrial heavy machinery manufacturers. As of March 31, 2022, we held a 74.42% stake in TTL, and TTL had 11 subsidiaries and one joint venture.

TML Distribution Company Limited (“TDCL”), TML’s wholly owned subsidiary, was incorporated on March 28, 2008. TDCL provides distribution and logistics support for distribution of our products throughout India. TDCL commenced its operations in Fiscal 2009. During Fiscal 2022, pursuant to the provisions of Sections 230 to 232 and other applicable provisions of Companies Act, 2013, TDCL has been merged with TMLBSL.
TML’s subsidiary, TMFL, was incorporated on June 1, 2006, with the objective of becoming a preferred financing provider for our dealers’ customers by capturing customer spending over the vehicle life cycle relating to vehicles sold by us. In India, TMFL is registered with the RBI as a systemically important non-deposit
taking NBFC and is classified as an asset finance company under the RBI’s regulations on NBFCs. In Fiscal 2015, TMFL acquired 100% shareholding of Rajasthan Leasing Private Ltd., which subsequently changed its name to Tata Motors Finance Solutions Private Ltd., an NBFC registered with the RBI. On June 4, 2015, TMFSL was converted into a public limited company, named TMFSL. TMFSL focuses on the used vehicle financing business and financing to dealers and vendors within the TML ecosystem. On March 31, 2016, TMFL acquired 100% shareholding in Sheba, a wholly owned subsidiary of TML and an NBFC-registered entity with the RBI, as a part of restructuring and consolidation of financial services companies under TMFL. Pursuant to restructuring arrangements, TMFL transferred its new vehicle finance business to Sheba on January 31, 2017. During Fiscal 2018, TMFL changed its name to TMF Holdings Limited (“TMFHL”) and Sheba changed its name to TMFL. During Fiscal 2019, TMFHL had acquired 26% of the share capital of Loginomic Tech Solutions Pvt. Limited, a technology-based freight aggregator. However, as of the date of this annual report on Form
20-F,
this entity is no longer operational and TMFHL has recognized impairment losses in respect of this entity.
TML’s wholly owned subsidiary, Tata Motors Insurance Broking and Advisory Services Limited (“TMIBASL”), is a licensed composite insurance broker with the Insurance Regulatory and Development Authority of India that services customers across the country with its expertise in insurance brokerage and consultancy services. TMIBASL commenced business in Fiscal 2008 and provides end-to-end
insurance solutions in direct insurance and reinsurance businesses. With fast-evolving global risk trends, TMIBASL focuses its expertise and efforts to effectively deliver a wide range of products and services for its clients.
In May 2018, the Board approved the sale of TML’s defense business to Tata Advanced Systems Limited, a Tata Group company. TML will receive an up-front
consideration of Rs.1,000 million and a deferred consideration of 3% of the revenue generated from certain projects for up to 15 years, starting in Fiscal 2020, subject to a maximum deferred consideration of Rs.17,500 million. The scheme of arrangement in respect of the above (“Scheme”) has been approved by the shareholders at the National Company Law Tribunal (“NCLT”) convened shareholders meeting held on July 30, 2019, and sanctioned by the Honorable NCLT, Mumbai bench and the Honorable NCLT Hyderabad bench vide its orders dated December 12, 2019, and December 20, 2019, respectively. Under Clause 21 of the Scheme, the Scheme would be effective on receipt of necessary approvals from authorities, including the Ministry of Defense. After obtaining all necessary approvals, we sold the business on April 1, 2021.
On July 31, 2020, pursuant to the provisions of Sections 230 to 232 and other applicable provisions of Companies Act, 2013 and subject to the requisite regulatory approvals, the Board approved a scheme of arrangement between the Company and TML Business Analytics Services Limited (“TMLBASL”) and their respective shareholders, inter alia
, for the transfer of the Company’s Passenger Vehicles business, including the Electric Vehicle business as a going concern, on a slump sale basis as defined under Section 2(42C) of the
Income-tax
Act 1961, to TMLBASL. Pursuant to such scheme, the Board also approved the reduction of the Company’s share capital without extinguishing or reducing its liability on any of its Shares by writing down a portion of its securities premium account amounting to Rs.111,736 million, with a corresponding adjustment to the accumulated losses of the Company.
Upon such scheme becoming effective, the name of TMLBASL was changed to “Tata Motors Passenger Vehicles Limited”. The NCLT Mumbai Bench has approved the Scheme of Arrangement on August 24, 2021. The Company has received all other necessary regulatory approvals and the scheme is effective from January 1, 2022.
The Company at its Board meeting held on October 12, 2021, approved the incorporation of a wholly owned subsidiary (“TML EV Co.”) to undertake its passenger electric mobility business and executed a Securities Subscription Agreement with India Markets Rio Pte Ltd., an entity affiliated with TPG Rise Climate (the climate investing strategy of TPG’s global impact investing platform TPG Rise) for an aggregate investment of Rs.75,000 million in TML EV Co. over the period of 18 months, subject to fulfilment of certain condition precedent, from the date of completion of the first tranche. Accordingly, TPEML was formed on December 21, 2021. The transaction involves the primary investment of Rs.75,000 million by TPG Rise Climate in TPEML in tranches; and issuance and allotment of compulsorily convertible preference shares, having face value of Rs.1,000 each, by TPEML to TPG Rise Climate in lieu of such investment. The total amount of investment of Rs.75,000 million is bifurcated into two instruments CCPS A1 and CCPS A2 of investment of Rs.50,000 million and investment of Rs.25,000 million, respectively. The remittance of the first tranche of Rs.37,500 million (50% of each instrument) has been received on March 29, 2022.

As of March 31, 2022, our operations included 86 consolidated subsidiaries, two joint operations, four joint ventures and eleven equity-accounted associates, including their subsidiaries, in respect of which we exercise significant influence. As of March 31, 2022, we had approximately 73,608 permanent employees, including approximately 52,954 permanent employees at our consolidated subsidiaries and joint operations.
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
Over the last four years, from March 31, 2019, to March 31, 2022, the holdings of the Company’s largest shareholder, Tata Sons, along with its subsidiaries and joint ventures, have increased from 38.29% to 46.33%. Please see Item 7.A “Major Shareholders and Related Party Transactions—Major Shareholders” for further details of recent changes in major shareholders’ shareholding in the Company.
B. Business Overview
We primarily operate in the automotive segment. Our automotive segment includes all activities relating to the development, design, manufacture, assembly and sale of vehicles, including financing thereof, as well as sale of related parts and accessories. The acquisition of the Jaguar Land Rover business has enabled us to enter the premium car market in developed markets, such as the United Kingdom, the United States, Europe and China, as well as several emerging markets, such as Brazil and South Africa, among others. Going forward, we expect to focus on profitable growth opportunities in our global automotive business through new products and market expansion. Within our automotive operations, we continue to focus on integration and synergy through sharing of resources, platforms, facilities for product development and manufacturing, sourcing strategy and mutual sharing of best practices.
Our reportable segments are as follows:

•	Automotive operations : Our automotive segment consists of the following four reportable sub-segments:

○
“
Tata Commercial Vehicles
”: Includes Commercial Vehicles (SCV & Pickups, Medium and Heavy Commercial Vehicles and Intermediate Light Commercial Vehicles and CV Passenger Vehicles) manufactured under the Tata and Daewoo brands (and excludes vehicles manufactured under the Jaguar Land Rover brand);

○	“ Tata Passenger Vehicles ”: Includes Passenger Vehicles and Utility Vehicles manufactured under the Tata and Fiat brands (and excludes vehicles manufactured under the Jaguar Land Rover brand);

○	“ Jaguar Land Rover” : Includes vehicles manufactured under the Jaguar Land Rover brand (and excludes vehicles manufactured under the Tata, Fiat, Daewoo and other brands); and

○	“ Vehicle Financing ”: Includes financing of TML and Jaguar Land Rover new vehicles, pre-owned vehicles, including other OEMs brands, and corporate lending to our channel partners,

•	Other operations : Other operations consist of IT services, machine tools, and factory automation solutions.
We believe that this structure improves speed, agility and simplicity within our business units, and enables strong functional leadership, improved decision-making, quicker responses to changing market conditions and clear accountability.
We produce a wide range of automotive products, including:

•
Passenger Vehicles:
Our range of Tata-branded Passenger Cars includes the Tiago (compact) and the Altroz (premium) in the hatchback category, and the Tigor and the Tigor EV
(mid-size)
in the sedan category. We have expanded our Passenger Car range with several variants and fuel options designed to suit various customer preferences. Our Jaguar Land Rover operations have an established presence in the premium Passenger Car market under the Jaguar brand name. There are six car lines currently manufactured under the Jaguar brand name, including the
F-TYPE
two-seater
sports coupe and convertible, the XF sedan (including the long wheel base XFL at the China Joint Venture), the XE sports saloon (including the long wheel base XEL at the China Joint Venture), the
F-PACE
Jaguar’s luxury performance SUV, the Jaguar
E-PACE
compact SUV (manufactured in Graz, Austria under its manufacturing partnership with Magna Steyr and also manufactured at the China Joint Venture plant), and the Jaguar
I-PACE
(an
all-electric
performance SUV and Jaguar’s first BEV manufactured in Graz, Austria, under its manufacturing partnership with Magna Steyr).

•
Utility Vehicles:
We manufacture a range of Tata brand Utility Vehicles, including the Harrier, the Nexon, the Nexon (EV), Punch and Safari. There are seven car lines under the Land Rover brand, comprising the Range Rover, Range Rover Sport, Range Rover Velar, Range Rover Evoque (including the long wheel base
Evoque-L
at the China Joint Venture), Defender, Discovery and Discovery Sport.

•	Commercial Vehicles: TML offers the widest range of vehicles in India designed and engineered to address every need of the customer. We offer vehicles from sub-1 ton to 55 ton GVW/GCW.

○
SCVs
 & Pickups
: We manufacture a variety of small Commercial Vehicles and pickup trucks (less than 3.5 ton). This includes the Tata Ace, India’s first indigenously developed mini-truck, with a 0.75 ton payload with different fuel options (including the newly launched Petrol variant), the Tata Intra with different payload options and the Tata Yodha pickup range with single cab and double cab variants and 4X2 and 4X4 options.

○
MHCVs and ILCVs:
We manufacture a variety of MHCVs and ILCVs, which include trucks, tractors, tippers, multi-axle vehicles and pickups with GVWs (including payload) of between 3.5 tons and 55 tons. We also provide fully built solutions for special applications like garbage compactors, containers, tankers, reefers, and diesel bowser to customers and various government organizations, including solutions related to national defense. In addition, through TDCV, we manufacture a wide array of trucks ranging from 215 horsepower to 560 horsepower, including dump trucks, tractor-trailers, mixers and cargo vehicles. Our signature product is the Prima range of trucks, which are sold in India and South Korea as well as exported to a number of countries in South Asia, the Middle East and Africa. The SIGNA range of new MHCV trucks launched in 2016 has been extended to several additional tractor and tipper variants. Similarly, the newest addition to this portfolio—the Ultra range—now spans across multiple tonnage points starting from
5-ton
Light Commercial Vehicles (“LCV”) to
30-ton
tractors.

○
CV Passenger Vehicles:
We manufacture a variety of passenger carriers, including buses. Our products include Magic Express, including an electric variant, a passenger variant for commercial transportation developed on the Tata Ace platform, and the Winger. We also offer a range of buses, which includes the Semi Deluxe Starbus Ultra Contract Bus and the new Starbus Ultra. Our range of buses is intended for a variety of uses, including as intercity coaches (with both air-conditioned
and
non-air-conditioned
luxury variants), as school transportation and as ambulances. We also offer a range of electric buses in different configurations for every application.

Our Strategy
We intend to further strengthen our position in the Indian automobile industry by investing in new products and solutions that exceed customer expectations, improving customer experiences across all our touchpoints, making rigorous cost improvements across our product range, and optimizing our manufacturing and distribution strategy. We have pursued a strategy of increasing our presence in the global automotive markets and enhancing our product range and capabilities through strategic acquisitions and alliances. Building on the success of our “Turnaround” action plan, we have worked toward “Turnaround 2.0”. Turnaround 2.0 aims at “Winning Decisively” in the Commercial Vehicle business, “Winning Sustainably” in the Passenger Vehicle business, “Winning Proactively” in the Electric Vehicles business and embedding “Turnaround” into our corporate culture. We aim to achieve consistent, competitive, cash accretive growth and to position ourselves as a major international automotive company, offering the widest range of products across product segments and applications.

Jaguar Land Rover’s Reimagine Strategy
This roadmap for the future of Jaguar Land Rover puts quality and sustainability at the center of everything it does, directed by the simplification of its processes and the rapid electrification of our vehicles, while creating unique customer experiences and a positive societal impact. As we redefine modern luxury, and with the worldwide customer appetite for electric vehicles, Jaguar Land Rover is accelerating its Reimagine transformation into a business that will deliver double-digit EBIT margins within five years and achieve net zero carbon through our entire value chain, including our products, supply chain and operations, by 2039.
Modern Luxury
In 2021, Jaguar Land Rover introduced the New Range Rover, as the embodiment of modern luxury, with a breath-taking, modern exterior and a highly sophisticated, reductive interior with an intuitive approach to relevant technology. Recently, the New Range Rover Sport was launched, redefining sporting luxury, effortlessly combining assertive and instinctive on-road performance with trademark Range Rover refinement, progressive design sophistication and connected convenience. These products embody a philosophy that will be embedded across Jaguar Land Rover’s products and its customer experiences, acting as a key differentiator for Jaguar and Land Rover, as part of its transformation into modern luxury brands.
At the center of this is sustainability, in Jaguar Land Rover’s vehicles and across the value chain, which it will achieve through electrification; in decarbonizing its supply chain and manufacturing and nonmanufacturing operations; in closed-loop circularity; and in close attention to the provenance of materials it selects.
An Electrifying, Sustainable Future
Jaguar Land Rover believes in the modern luxury of pure electric propulsion that is near-silent, efficient and sustainable. The New Range Rover introduces plug-in
hybrid electric propulsion with a segment-leading official electric-only range of over 100km. From 2024, a pure electric New Range Rover will join the family. Over the next four years, Land Rover will welcome six all-electric
variants, across two architectures—our flexible Modular Longitudinal Architecture (MLA) and Electric Modular Architecture (“EMA”). This will help Jaguar Land Rover to meet unprecedented policy shifts and an exponential rise in customer demand toward electric vehicles across its key markets. As adoption increases, Jaguar Land Rover expects over 60% of global Land Rover sales to be pure electric by 2030.
As we accelerate Land Rover’s electrification, the renaissance of Jaguar has also been moving at pace. Over the past 12 months, the Future Jaguar team has determined to develop JLR’s own bespoke pure electric architecture for Jaguar.
Alongside its product transformation, Jaguar is also creating a strong digital culture, efficiently integrating technologies and analytics, to allow the team to design a more rewarding emotional engagement between the brand and the customer. We are truly excited about the renaissance of Jaguar.
Jaguar Land Rover’s ambition to become net zero carbon by 2039 throughout its entire value chain requires a transformation in the way it designs, engineers, supplies and manufactures its products. To secure our pathway toward this ambition, Jaguar Land Rover defined and committed to CO2e reduction targets by 2030, which have been validated by the Science Based Targets initiative (“SBTi”), aligning the business to a
1.5-degree
emissions reduction set out by the Paris Agreement.
True Digital Leader
Connectivity is a key attribute of modern luxury. Through our Reimagine strategy and Refocus program, Jaguar Land Rover is creating a step-change in connected experiences for customers and accelerating its transformation into a digital leader in the automotive industry.
Jaguar Land Rover will continue to drive forward connectivity in and with its vehicles, based on our truly market-leading capability today. Through remote diagnostics and software-over-the-air
updates, JLR can already predict, diagnose and update all major vehicle systems. To date, Jaguar Land Rover has completed more than three million updates on customer vehicles, and through its Electric Vehicle Architecture, it can monitor nearly 17,000 data points to continually enhance its customer experiences. For example, in early 2022, JLR provided 200,000 customer vehicles, fitted with its advanced Pivi Pro infotainment system, an over-the-air
upgrade featuring Amazon Alexa voice AI capability and Wireless Apple Car Play. Jaguar Land Rover believes this ability for owners to add services and experiences to its connected vehicles will create entirely new value for its business.

Collaborating for a Connected Future
Such a strong platform for connected services also allows Jaguar Land Rover to reimagine new vehicle features. Collaboration and knowledge sharing with industry leaders in connected services, data and software development is a cornerstone of its strategy. Jaguar Land Rover formed a multi-year strategic partnership with NVIDIA, the leader in artificial intelligence and computing, to jointly develop and deliver next-generation automated driving systems, plus
AI-enabled
services and experiences for its customers. From 2025, new Jaguar and Land Rover vehicles will be built on the NVIDIA DRIVE
™
software-defined platform—delivering a wide spectrum of active safety, automated driving and parking systems, as well as AI features inside the vehicle.
Together, Jaguar Land Rover and NVIDIA aim to redefine how its customers connect to, and enjoy their vehicles, throughout their ownership, driving new opportunities and business models for Jaguar Land Rover and its partners. Jaguar Land Rover will continue to strive for strategic partnerships to drive innovation and sustainability in line with its Reimagine strategy.
Reimagining Finance for Customers
Through the transformation program, Refocus, Jaguar Land Rover is also forging strategic partnerships to enhance its purchase experience. Jaguar Land Rover has partnered exclusively with BNP Paribas, to broaden competitive automotive financing with new, innovative services across nine European markets. The ambition is to provide retail partner network and customers with an expanded range of financing solutions and insurance products by early 2023.
Redefining Our Purpose
The Company’s purpose sets forth why it wants and chooses to exist: ‘live the exceptional with soul’. Through the Reimagine strategy, Jaguar Land Rover is changing to become the ‘proud creators of modern luxury’, guided by a creator’s code, a set of co-created
behaviors: customer love, unity, integrity, growth and impact. Along the way, the positive impact of sustainability and diversity and inclusion will enable the Company to better understand and serve customers, fuel innovation, and engage and inspire people. Together, Jaguar Land Rover is shaping a culture of unity, belonging, inclusion and respect, while implementing progressive policies, benefits and support, and engaging with its people to accelerate its progress.
Focused on the Future
With Reimagine, Jaguar Land Rover is transforming its business and its two unique brands, with a value-creation approach: delivering modern luxury experiences, quality and profit. Jaguar Land Rover will deliver a new benchmark in environmental, societal and community impact for a luxury business, creating the world’s most desirable luxury vehicles, against a canvas of true sustainability. Jaguar Land Rover is transforming into an agile, fully data-driven, digital company, through its Refocus plan. Jaguar Land Rover’s commitment to agile ways of working is streamlining its operations and returning value to its business. Together, we are realizing our goals, steadfast in our ambition to be one of the most profitable luxury manufacturers in the world.
Refocus
Refocus is Jaguar Land Rover’s transformation program. It is the “engine room” powering the Reimagine strategy. Refocus has created significant change within Jaguar Land Rover business and culture over the past year, improving key quality metrics, laying the foundations of an agile, data-driven, digital business, and delivering over £1.5 billion of value during Fiscal 2022. Refocus will drive further profitability in the business, as Jaguar Land Rover aims to realize £2.5 billion of value within three years.
The program contains five priorities focused on improving operations and transforming our business. These are: improved customer satisfaction, time to market, workforce experience, CO2e reduction and profitable growth. These priorities are established in 10 separate pillars, comprising six operational pillars and four enabling pillars. During Fiscal 2021, we added our tenth pillar, Sustainability, and its strategy “Regenerate”.
As part of the Refocus transformation program, Jaguar Land Rover also explores opportunities to source materials in a more cost-effective manner, as well as sharing components across platforms in order to gain economies of scale and reduce engineering costs per vehicle. Jaguar Land Rover believes that this strategy will enhance global sourcing, supported by our trading division and by continuing to develop suppliers from countries with a lower cost base.

Jaguar Land Rover’s Refocus transformation program significantly exceeded the original £1 billion target for Fiscal 2022 and delivered £1.5 billion of value in the year. This performance has been achieved through digital initiatives, market performance, cost efficiency and investment savings. Inflation represents an increasing headwind for the business and we expect our Refocus actions to help mitigate this in Fiscal 2023. Digitalization has been a key enabler of market and cost performance enabling £280 million full year within the totals above. In order to achieve this, we recruited more than 200 digital experts to power this transformation. Another key component of the program’s contribution for this period came in the form of investment savings, as it was able to generate savings of £500 million for Fiscal 2022.
Continued Focus on New Product Development
Addressing the evolving needs of our customers across various segments, we continue to enhance our comprehensive range of commercial cargo and passenger transport vehicles. Our approach has always been to consider every regulatory change as a value enhancement opportunity for customers. The BSVI range was designed, developed and delivered in alignment with a carefully crafted Product Attribute Leadership Strategy, derived from the customers’ needs and drivers of their purchase decision making. Our focus continues on delivering best-in-class
operating economics, superior comfort and convenience and enhanced connectivity across our range. Post-successful migration to BSVI norms in 2020, we have introduced more than 80 new products and 120 variants in Fiscal 2022, including the simultaneous launch of 21 products in October 2021.
Our Passenger Vehicles offerings include the NEW FOREVER range that exemplifies the IMPACT 2.0 design language across cars and Utility Vehicles and is developed using pioneering technologies that are sustainable. With the launch of Tata Punch, we have almost achieved 70% market coverage across various segments, with strong positions in the growing segments.
Our recent product launches, key features and anticipated product launches include the following:

•	As India builds its future-ready infrastructure: Prima 28-tonne ready mix concrete tipper.

•	Signa 42-tonne Truck and the Signa 55-tonne tractor and India’s first Electronic Stability Control (“ESC”) Technology Signa 46-tonne tractor for efficient and cleaner construction.

•
To support the growth in Indian
e-commerce
and its evolving logistics needs we introduced India’s first
3-axle
truck with
31-tonne
capacity and
12.5-tonne
lift axle, Ultra T.18, Ultra T.6 and India’s most affordable four-wheel CV, Ace Gold Petrol Cx, to name a few.

•
For the post-pandemic evolving needs of the recovering people mobility sector we introduced Tata Magna (LPO 1822), City Ride Prime Bus (LPO 1315) and Winger 15 seater to address the needs of recovering leisure tours and travels segment and the staff requirement as employees return to the office and schools reopen.

•
To support the shift toward greener alternate fuels and a greater pace of electrification, we introduced a range of compressed natural gas (“CNG”) powered vehicles with a significant TCO advantage and launched Starbus Electric 12m with 400 mm low-floor
height.

•	In Passenger Vehicles, we launched Tata Punch, an entry level SUV.

•
In the Passenger Vehicles business, we launched exciting new variants across our product portfolio, including the dark edition of vehicles, Kaziranga edition of SUVs, Altroz DCA, Tiago and Tigor CNG, Safari Gold.

•	In Electric Vehicles, we launched Tigor EV with extended range and Xpress T-EV for fleet operators. Recently we launched Nexon EV Max with certified range upto 437 kms.
The TML Commercial vehicle product portfolio also includes a range of alternative fuel options especially CNG variants and going forward we will continue to expand our CNG coverage across multiple segments and applications.
Leveraging our world-class manufacturing facilities and skilled workforce, TML is able to produce a wide range of products catering to retail customers, large fleet owners, STUs, defense as well as international markets.

We also plan to continue to build on recent successful product launches for the Jaguar Land Rover business, such as the all-new
Land Rover Defender.
During the third quarter of 2022, we launched the New Range Rover and deliveries to customers started during the fourth quarter of Fiscal 2022. The elegant New Range Rover defines modern luxury, providing more refinement, customer choice and scope for personalization than ever before. Range Rover is the original luxury SUV and has led by example for 50 years, combining serene comfort and composure with all-conquering
capability. The New Range Rover is the most desirable yet, mixing breathtaking modernity and aesthetic grace with technological sophistication and seamless connectivity.
We have plans to expand the range of our product base further, supported by our strong brand recognition in India, understanding of local consumer preferences, in-house
engineering capabilities and extensive distribution network. Facing growing competition, changing technologies and evolving customer expectations, we understand the importance of bringing new platforms to address market gaps and further enhance our existing range of vehicles to ensure customer satisfaction. Our capital expenditures totaled Rs.145,396 million, Rs.178,199 million and Rs.302,945 million during Fiscal 2022, Fiscal 2021 and Fiscal 2020, respectively, and we currently plan to invest around Rs.320,000 million in Fiscal 2023 in capacity, new products and technologies.
The Shift Toward Sustainable Mobility
TML is one of the leading organizations driving electrification of mobility in India, having the highest number of electric vehicles running on Indian roads as of March 31, 2022. We estimate that a total of 645
e-buses
manufactured by us have cumulatively traveled more than 25.5 million kms with >95% uptime in India as of March 31, 2022.
Tata Motors Limited has incorporated a wholly owned subsidiary, “TML Smart City Mobility Solutions Limited”, with the purpose of undertaking, among other matters, an urban mass mobility business under an own, operate and maintain model.
In addition, TML is the first Indian OEM to have won an order of 15 Hydrogen Fuel Cell buses from IOCL in Fiscal 2022. We expect that the buses will be delivered to IOCL in phases with deliveries in Fiscal 2024 and the first quarter of Fiscal 2025.
Leveraging Our Capabilities
We have manufacturing facilities across five locations in India, which deliver mobility solutions to four product lines with products ranging from 0.5 tons to 55 tons. These state-of-the-art
facilities cater to not only the domestic and international market but also defense markets. To date, over a history of 75 years, we have manufactured more than 10 million Commercial Vehicles. In Fiscal 2022, we delivered more than 350,000 vehicles while driving our operating costs toward benchmark levels through various initiatives and levers. We also endeavor to make our operations sustainable in terms of safety and health, corporate responsibility, and the environment with stringent targets in these areas enabled by various initiatives and guided by strong governance committees.
Our product portfolio of Tata-brand vehicles includes the Tiago, Altroz, Tigor, Tigor (EV),
Xpres-T EV,
Nexon, Nexon (EV), Nexon (EV Max), Harrier, Punch and Safari which enable us to compete in various Passenger Vehicle market categories, catering to almost 70% of the market categories. We also offer alternative fuel vehicles. We also intend to expand our sales reach and volumes in rural areas, where an increase in wealth has resulted in a declining difference between urban and rural automobile purchase volumes.
We believe that the foundation of our growth over the last five decades has been a deep understanding of economic conditions and customer needs, and the ability to translate this understanding into desirable products though R&D. In India, our engineering research center (the “ERC”), established in 1966, has enabled us to successfully design, develop and produce our own range of vehicles. Jaguar Land Rover’s R&D operations are built around state-of-the-art
engineering facilities, extensive test tracks, testing centers, design hubs and a virtual innovation center. The ERC in India and Jaguar Land Rover engineering and development operations in the United Kingdom have identified areas to leverage the facilities and resources to enhance the product development process and achieve economies of scale. Furthermore, we have a wholly owned subsidiary, Tata Motors European Technical Centre plc (“TMETC”), in the United Kingdom, which is engaged in automobile research and engineering.

We believe that our
in-house
R&D capabilities, including those of our subsidiaries Jaguar Land Rover, TDCV and Trilix in Italy, TMETC in the United Kingdom and our joint ventures with Marcopolo S.A. of Brazil in India, with Thonburi in Thailand and Tata Africa Holdings (SA) (Proprietary) Ltd. in South Africa, will enable us to expand our product range and extend our geographical reach. We continually strive to achieve synergy wherever possible with our subsidiaries and joint ventures.
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
In October 2014, Jaguar Land Rover opened its EMC at Wolverhampton, in the West Midlands. The plant currently manufactures Jaguar Land Rover’s own in-house
2.0-liter
and
3.0-liter
Ingenium diesel and gasoline engines, which are now available across the majority of models. Jaguar Land Rover’s in-house
engines have been engineered to ensure maximum manufacturing efficiency, flexibility to increase the number of engine variants and consistently high quality. In July 2017, the China Joint Venture opened its engine manufacturing facility, which produces Jaguar Land Rover’s own in-house
2.0-liter
petrol Ingenium engine for installation into vehicles produced locally at the joint venture plant in Changshu and the
1.5-liter
petrol Ingenium engine used globally on our PHEV Discovery Sport and PHEV Evoque models.
The Jaguar
E-PACE
and the
all-electric
Jaguar
I-PACE
battery electric vehicle are produced under the manufacturing partnership with Magna Steyr, in Graz, Austria. Jaguar Land Rover’s manufacturing facility in Nitra, Slovakia, with annual capacity of 150,000 units, opened in October 2018 and is currently producing the Land Rover Discovery and the all-new
Land Rover Defender, which started in January 2020. In June 2016, Jaguar Land Rover opened its first wholly owned international manufacturing plant in Brazil.
Jaguar Land Rover invests in the development of new and refreshed products for new and existing segments by introducing new powertrains and technologies, including CO
2
reduction and electrification that satisfy both customer preferences and regulatory requirements. Jaguar Land Rover’s investment spending was GBP2.0 billion in Fiscal 2022, split between engineering spend (64%) and tangible fixed assets, such as facilities, tools and equipment, as well as other investments (36%).
For Fiscal 2023, on a consolidated basis, we expect to invest around Rs.320,000 million in property, plants and equipment and product development.
Continuing Focus on High Quality and Enhancing Customer Satisfaction
We are focused on offering comprehensive and customized solutions to meet our customers’ needs. Our customer satisfaction initiatives include the following:
Accelerated Digitalization Efforts
Rising concerns about safety during the
COVID-19
pandemic have resulted in increased demand for contactless technologies to continue business operations. TML adapted its processes to facilitate this critical emerging need of its customers and channel partners and deployed focused and agile digitalization interventions across the value chain. Our Online Sales platform was launched to enable customers to browse, select, and book a vehicle from the comfort and safety of their homes or workplaces. TML also increased focus on digital campaigns to facilitate customers having quick access to product/service information with limited field intervention by channel workforce. Furthermore, the Company also reinforced and leveraged digitalized front-end
sales processes through
Go-To
Market Excellence, through which
front-end
sales teams were equipped with the eGuru app on mobiles and tablets. This enabled our frontline salesforce to better plan and manage stakeholder interactions in a systematic manner, and streamline demand generation activity through digital enablement even during the pandemic.
New digital initiatives undertaken during Fiscal 2022 also included upgrading Fleet Edge, the connected vehicle platform underpinned by data analytics, and specifically aimed at improving customers’ business operations through trip management, expense management, and maintenance planning and spares inventory management. Currently over 200,000 connected Tata Commercial Vehicles are running on Indian roads with these upgraded connectivity features.

Furthermore, TML also launched
e-Dukaan,
an online marketplace for spare parts to enable contactless, hassle-free and transparent ordering of spare parts by customers.
Sampoorna Seva 2.0
Sampoorna Seva 2.0 is our flagship program, delivering a basket of services, including Repair Time Assurance, Breakdown Assistance, Insurance and Accidental Repair Time, Extended Warranty,
add-on
services for vehicle maintenance and upkeep. We continue to deliver stronger levels of service performance against stringent commitments.
Value-add
Services
In addition, we have deployed specialized, industry-first value-added services, such as Uptime Guarantee, the Fuel Efficiency Management Program and the Fleet Management Solution to provide significant improvements in the logistics operations of our customers.
We continued to enhance our sales and service reach further and, during Fiscal 2022 added 136 new sales and 374 new service touchpoints. Cumulatively, we have approximately 1,266 sales and approximately 3,174 service touchpoints. The key differentiator has been the introduction of smaller touchpoint formats, which are helping TML have better market penetration, faster customer reach and improved turnaround time. These formats include micro dealerships, authorized representatives of dealers, container workshops and mobile service vans. We also introduced “Tata Guru Authorised Workshops/Mechanics”, by identifying and training high-performance individuals to create more options and convenience for customers, and better employability and business prospects for mechanics.
Continuing with our actions toward the welfare of drivers, we have supported approximately 300,000 drivers with Tata Samarth (Suraksha Samarth) accidental insurance cover of Rs.1 million in Fiscal 2022. This is a chassis-based insurance cover for driver partners.
Accolades
TML remains focused on action in the area of customer centricity and has been recognized by CII for the last four consecutive years. In 2021, the Company was awarded “CII Customer Obsession Apex Award”, which was based on a detailed assessment of the Company’s approach, processes, and results in customer focused areas as well as customer testimonials. Prior to 2021, we have also won the “Customer Centricity” and “Special Recognition for Digital transformation” for three consecutive years in Fiscal 2018, Fiscal 2019 and Fiscal 2020 for its efforts toward using digital technology to serve customers better.
TML received the “IP Excellence Award, 2021” from Questel, in recognition of TML’s valuable contribution as an Innovation-Driven Organization. It also received a “Special Appreciation Award” at the 7th CII (Confederation of Indian Industries) Industrial Intellectual Property Award Ceremony.
Other Awards won by CVBU in Fiscal 2022 include:

•	Tata Motors E-Dukaan Won the Golden Peacock Award 2021 in the category Innovative Product / Service.

•	Won the Asian Leadership Award in “Best Innovative Service of the Year award” for “Performance Management for TCO”.

•	Adjudged the most innovative service provider during the felicitation program on the subject the “Business Leader of the World—Innovation” organized by the World Innovation Congress.

•	All five Commercial Vehicle plants won awards at the 22nd edition of CII National Award for Excellence in Energy Management 2021.

In our Passenger Vehicle business, we received a strong response and accolades with more than 30 awards during the year, including the following:

No.	Media	Category	Product
1.	Motor Octane Awards	Electric Car of the Year	Tata Tigor EV
2.	Autocar Awards	Manufacturer of the Year	Tata Motors
3.	Car India Awards	Entry Level EV of the Year Manufacturer of the Year	Tata Tigor EVTata Motors
4.	Car & Bike Awards	Entry Car of the year	Tata Punch
		Best Innovation and/or Integrated Campaign	Dark Range
		Manufacturer of the Year	Tata Motors
		Viewers Choice EV of the Year	Tata Tigor EV
		Design of the Year	Tata Punch
5.	Motor Vikatan Awards	Sub-Compact SUV of the Year	Tata Punch
		Electric car of the Year	Tigor EV
6.	Thrustzone.com Automotive awards	Four Wheeler Readers Choice Award	TataAltroz
		Readers Electric Vehicle of the Year Award	Tata Nexon EV
7.	BBC Top Gear India Awards	7 Seater SUV of the Year (Under Rs.30 lakhs)	Tata Safari
Mr. Shailesh Chandra, Managing Director, TMPVL and TPEML received the award for Auto Person of the year and Automobile CEO for the year at Car & Bike awards and BBC Top Gear India awards, respectively.
During Fiscal 2022, our Commercial Vehicles business received numerous awards, including:
Apollo CV Awards

No.	Award Category	Awarded Model/OEM
1.	CV Manufacturer of the Year	Tata Motors Limited
2.	Pick-up of the Year	Yodha 4X4
Jaguar and Land Rover has received numerous awards from leading international motoring writers, magazines and opinion leaders in Fiscal 2022, reflecting the strength of its model line-up,
design and engineering capabilities. A selection of recent awards is listed below.

Award	Model	Awarding Institution	Date
What Car? Car of the Year (2022): Reader Award	New Range Rover	What Car?	January 2022
Best Large Off-Roader	Land Rover Defender	What Car?	January 2022
Best Interior	Range Rover Evoque	What Car?	January 2022
Le Prix Spécial du Jury	New Range Rover	Festival Automobile International	January 2022
Best Value in America Awards: Lowest Cost of Ownership In Class	Jaguar XF	Vincentric	January 2022
Most Improved Vehicle Brand	Land Rover	Newsweek	December 2021
World Car Design of the Year	Land Rover Defender	World Car Awards	April 2021
Environmental Performance
Sustainability Strategy for the Domestic Business
We believe we are a sustainability leader in the Indian automotive industry. We have been investing in sustainable mobility for safety, emission reduction and environmentally sustainable materials at levels higher than regulatory compliance and we believe we are leading the way over several decades as a benchmark corporation with a community conscience. For example, our commitment to vehicle safety goes beyond the regulatory requirements and this is evident with the maximum number of four- or five-star Global NCAP rated cars from any OEM on the Indian roads. We have also been ahead of regulations when it comes to transparency in the use of materials in our products and are the first Indian OEM on the IMDS and IDIS database.

Building on this leadership position and on the backdrop of the global focus on climate change, natural resource conservation and biodiversity loss, we have rexamined our sustainability agenda on how to elevate our sustainability ambition to global leadership levels and align, translate and integrate them into our entire value chain so as to become the center of our business going forward.
As an outcome, our leadership has identified several key areas of action on sustainability that are interlinked and embedded across our businesses. These areas of action are further cascaded to operations, value chains, communications, along with internal and external stakeholder engagements. We believe this will ensure that we remain far ahead on environmental, government or societal metrics that are likely to become important in the medium and long term and will enable us to transform the sustainability agenda from a perspective of risk to that of opportunity.
A detailed action plan has been prepared across several sustainability themes and are being deployed. As for example, a roadmap is prepared for reducing our GHG impact measured as Scope 1, 2 and 3 GHG emissions. Under Scope 3, all of our product plans across Passenger Vehicles, Commercial Vehicles and Electric Vehicles are aligned to decarbonization and net zero targets. The product intervention plans involve alternative fuel vehicles, BEVs, and Hydrogen Vehicles and a comprehensive strategy is being formulated for suppliers and channel partners to accelerate their decarbonisation journey and alignment to our net zero ambitions. A clear roadmap for our RE100 achievement before the end of this decade is available for mitigation of Scope 2 GHG emissions, along with clear direction and roadmap for reduction in Scope 1 GHG emissions.
Beyond GHG emissions, from a resource sustainability perspective, dedicated work streams have been actioned to establish the circularity framework with experts across design and development. This work stream is being extended to all parts of the organization to ensure a holistic integrated approach to the Circular Economy principles. Additionally, a larger vision and strategic framework for preserving nature and biodiversity through nature-based solutions is being worked out, which will positively impact biodiversity and position us as leaders in this area as well.
Apart from this, the entire spectrum of ESG (Environment, Social and Governance) is being looked at with greater intensity. These topics are of great interest to all our stakeholders, and include but are not limited to gender equality, diversity, safety, equal pay for equal work, fair wage, and support to the disadvantaged, amongst others, all of which are now being brought to the center of our business.
All targets, metrics and KPIs for these areas are formulated and integrated into the balanced score card and Governance process in the Planning and Review cycle.
Societal and Environmental Risk Management
We have processes in place to ensure strategic direction while anticipating future societal and environmental concerns. Aligned to the strategic direction, a set of processes are established to be ahead of the curve when it comes to compliances. A robust software-enabled legal compliance tracking system is in place that ensures in-time
regulatory compliance across the organization. The applicable legal compliance requirements are mapped to task performers with in-built
checks. The dashboards track compliance status that is reviewed at different levels with built-in
escalation. The system is in place to periodically scan the future regulatory landscape to identify upcoming regulatory requirements that may impact the sector and our operations. The Government Affairs Team liaise with government and para-governmental bodies and through industry associations and resolve issues through regular interactions, representations and discussions with the key stakeholders.
The Project Planning and Technical Services function evaluate regulatory requirements applicable to new projects in our Plants. The changes are done proactively in operations to ensure on-time
project delivery with all regulatory requirements in place.
Our Manufacturing Plants possess current and valid consents/permissions under Environmental and Safety laws as applicable. Going beyond legal compliance, all the plants are certified to
ISO-45001
(Occupational Health & Safety) and
ISO-14001
(Environmental) Management Systems. Environmental protection is embedded in the organizational culture through employee engagement, capacity building and stakeholder management.
Sustainability Strategy for Jaguar Land Rover
Since COP26, in line with Jaguar Land Rover’s global Reimagine strategy, JLR has established a dedicated Sustainability Office to lead the sustainability transformation in JLR, positioning sustainability at the heart of its Reimagine vision and purpose.

Regenerate, JLR’s dedicated sustainability strategy, sets the pathway to our ambition to be carbon net zero by 2039. The strategy consists of eight distinct focus areas: electrification and battery strategy; materiality and sustainable products; zero impact manufacturing and operations; responsible supply chain management; customers and new business models; environment in decision-making; digitalization for sustainability; and employees’ cultural shift for sustainability. These eight areas will enable JLR to redefine the way it designs, engineers, manufactures and even sells its products and services.
The transition to an electric future is integral to JLR’s sustainability strategy. Over the next four years, Land Rover expects to welcome six all-electric
variants, with the first expected to arrive in 2024. In this time, Jaguar will have undergone a complete renaissance, emerging as a pure electric modern luxury brand from 2025.
Beyond EV transition, JLR’s Design and Engineering teams are creating new luxury standards using less impactful materials and more recycled content, considering vehicle end-of-life
from the start. In addition, Jaguar Land Rover is supporting customers to make sustainable choices toward less impactful products across their entire lifecycle, coupled with an increased focus on extending product life, and increasing repair, reuse and recycling options.
In Manufacturing Operations and Supply Chain, JLR is leveraging advanced technologies to reduce energy consumption and waste in its plants and offices. In addition, JLR’s Supplier Environmental and Social Requirements web guide sets out its expectations for the supply base. It covers business ethics, the environment, human rights and working conditions, health and safety, and responsible supply chain management. JLR also engages with its supply base to enhance the level of sustainability data it receives, to collaborate on sustainability goals, to share information and give feedback so that JLR can build on the maturity of our suppliers’ sustainability journeys.
The execution of the Regenerate strategy will enable Jaguar Land Rover to achieve the approved SBTi commitments by 2030, and to achieve our net zero objective for 2039.
Between 2020 and 2030, Jaguar Land Rover expects to reduce emissions by 46% across vehicle manufacturing and logistics, and by 54% per vehicle, from purchased goods, services, and use of products.
Having committed to these targets, Jaguar Land Rover is now underway to build a regenerative ecosystem and a sustainability mindset throughout the business. This will help to ensure coordination across departments and allow JLR to deliver and report on its progress against these targets going forward.
Reducing Our Vehicle Emissions
We are accelerating the reduction in our tailpipe CO
2
emissions. We currently offer electric vehicle technology across our entire Jaguar and Land Rover portfolio, including eight PHEV, 11 mild hybrid electic vehicles (“MHEV”) and our all-electric
Jaguar
I-PACE.
By Fiscal 2026, we forecast that approximately 27% of sales will be pure electric, rising to above 60% by the end of the decade.
Mitigating Cyclicality
The automobile industry is impacted by cyclicality. To mitigate the impact of cyclicality, we plan to continually strengthen our operations through gaining market share across different segments and offer a wide range of products in diverse geographies. We also plan to continue to strengthen our business operations other than with vehicle sales, such as the financing of our vehicles, spare part sales, service and maintenance contracts, sales of aggregates for non-vehicle
businesses, reconditioning of aggregates and sale of castings, production aids and tooling and fixtures in order to reduce the impact of the cyclicality of the automotive industry.
Expanding Our International Business
Our international expansion strategy involves entering into new markets where we have an opportunity to grow and to introduce new products to existing markets in order to grow our presence in such markets. Our international business strategy has already resulted in the growth of our international operations in select markets and chosen segments over the last five years. Based on our internal assessments, in recent years, we have grown our market share across various African markets, such as Tanzania, Kenya, Uganda and Nigeria, in addition to strengthening our dominant market position in the South Asian markets of Bangladesh, Nepal and Sri Lanka, based on data compiled by our country managers. In keeping with our strategy to enter and grow in new regions, we have focused on business in the ASEAN countries. We have also expanded our international presence through acquisitions and joint ventures. Our acquisition of JLR significantly expanded our presence in overseas markets.

Through Jaguar Land Rover, we offer products in the premium performance car and luxury all-terrain
vehicle categories with globally recognized brands, and we have diversified our business across markets and product categories as a result. We intend to continue to build upon the internationally recognized brands of Jaguar Land Rover and deliver upon our modern luxury strategy following the successful launch of the New Range Rover and the recently-announced New Range Rover Sport.
During Fiscal 2008, we established a joint venture company to undertake manufacture and assembly operations in South Africa, which has been one of our largest export markets from India in terms of unit volume. The joint venture company, Tata Motors (SA) (Proprietary) Limited, commenced operations in July 2011. Currently, Tata Motors (SA) (Proprietary) Limited caters to the South Africa, Zambia and Mozambique markets and, in Fiscal 2022, sold 1,000 units.
Reducing Operating Costs
We believe that our scale of operations provides us with a significant advantage in reducing costs, and we plan to continue to sustain and enhance this cost advantage.
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
The Passenger Vehicle business landscape is seeing rapid transformation in the form of tightening emissions norms, the push toward electrification, enhanced disruptions from autonomous and connected technologies and, as the aspiration levels of the Indian consumer continue to rise, requiring stepped-up
investments in contemporary products in a competitive market. We have taken steps toward subsidiarization of the Passenger Vehicles business to secure mutually beneficial strategic alliances that provide access to products, architectures, powertrains, new age technologies and capital.
We have worked toward the consolidation of our future Passenger Vehicles on two architectures: the ALFA architecture and the Omega architecture. With all products coming out of these two platforms, we plan to utilize cost benefits coming out of common parts and economies of scale to continue our Passenger Vehicles turnaround. Similar efforts are being taken with our Commercial Vehicles as well.
Our vendor relationships also contribute to our cost reductions. For example, we believe that the vendor rationalization program has provided economies of scale to our vendors, which have benefitted our cost programs. We are also undertaking various internal and external benchmarking exercises that would enable us to improve the cost effectiveness of our components, systems and sub-systems.
In line with its Reimagine strategy, Jaguar Land Rover’s Refocus transformation program significantly exceeded the original £1 billion target for Fiscal 2022 and delivered £1.5 billion of value in the year. This performance has been achieved through digital initiatives, market performance, cost efficiency and investment savings. Inflation represents an increasing headwind for the business, and we expect Jaguar Land Rover’s Refocus actions to help mitigate this risk during Fiscal 2023.
Enhancing Capabilities Through the Adoption of Superior Processes
Tata Sons and the entities promoted by Tata Sons, including us, aim at improving quality of life through leadership in various sectors of national economic significance. In pursuit of this goal, Tata Sons and the Tata Sons-promoted entities have institutionalized an approach, called the “Tata Business Excellence Model”, which has been formulated along the lines of the Malcolm Baldridge National Quality Award to enable us to improve performance and attain higher levels of efficiency in our businesses and in discharging our social responsibility. The model aims to nurture core values and concepts embodied in various focus areas, such as leadership, strategic planning, customers, markets and human resources, and to translate them into operational performance. Our adoption and implementation of this model seeks to ensure that our business is conducted through superior processes.

We have also adopted S&OP process and strengthened it over the years. S&OP is an integrated planning tool, linking production to consumer demand. It can be monitored on a real time basis and helps cater to volatile demand situations and achieve tighter inventory controls.
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
Sustainability Initiatives in Operations

•
We are a signatory to RE100 - a global collaborative initiative of influential businesses committed to use of 100% renewable power. Our approach includes investment in captive wind power as well as power purchase agreements with renewable energy producers and in-house
generation through rooftop solar power to increase the percentage of renewable energy utilised.

•
India’s largest grid-synchronized, 6.2 MW solar carport setup created at Car Plant Chikhali, Pune. Covering 30,000 m
2
, this carport will not only generate green power, but will also provide covered parking for finished cars in the plant. In Fiscal 2022, the Company generated / sourced 92.39 million kWh of renewable electricity for its manufacturing operations, which amounts to 19.4% of the total power consumption.

•	In Fiscal 2022, Company conserved a total of 924,000 m 3 of water through recycling effluent and rainwater harvesting, which is 19.7% of total water consumption.
In Fiscal 2022, we sustained efforts across Plants to divert hazardous waste from landfill / incineration and derive value from the same. Several Plants divert hazardous wastes for energy recovery through co-processing
at cement Plants. We will continue this initiative to ultimately achieve ‘Zero Waste to Landfill’ status for all its manufacturing operations.
Expanding Customer Financing Activities
We believe that financing embedded with vehicles sales may expedite the purchases/sales of vehicles. With this objective in mind, TML and TMFHL, through its wholly owned subsidiaries TMFL and TMFSL (together, the “TMF Group”), developed various consumer financing options, which have helped increase sales of our vehicles while also driving consumer satisfaction. TMFL is servicing consumers in more than 11,000 pin codes in India though a network of 255 branches and a digital presence. In addition, TMFL launched lifecycle products that complement New Vehicle finance; for example, Upkeep loans, Fuel loans, working capital loans, vehicle refinance loans and long-term finance, which go a long way in supporting the transporter through his business lifecycle, which has helped us retain customers in the TML ecosystem. Through TMFSL, various customized funding solutions were offered to Dealers and Vendors of TML, thereby supporting the entire ecosystem.
Jaguar Land Rover has consumer finance arrangements in place with Black Horse Limited (part of the Lloyds Banking Group) in the United Kingdom, FCA Bank S.p.A. (a joint venture between Fiat Auto and Crédit Agricole) in major European markets, Chase Auto Finance in the United States, and have similar arrangements with local providers in a number of other key markets.
On February 4, 2022, Jaguar Land Rover announced a new exclusive strategic partnership with BNP Paribas, whereby it will collaborate to provide financial services covering all aspects of mobility to its retailers and customers in nine markets across Europe. We expect to commence the implementation of our partnership with BNP Paribas in January 2023.
Continuing to Invest in Technology and Technical Skills
We believe we are one of the most technologically advanced indigenous vehicle manufacturers in India. Over the years, we have enhanced our technological strengths through extensive in-house
R&D activities. Further, our R&D facilities at our subsidiaries, such as TMETC, TDCV, TTL and Trilix, together with the two advanced engineering and design centers of JLR, have increased our capabilities in product design and engineering. In our JLR business, we are committed to investments in new technologies to develop products that meet the challenges and opportunities of the premium market, including developing sustainable technologies, like electric propulsion, to improve fuel economy and reduce CO
2
emissions, and new modular longitudinal architecture. We consider technological leadership to be a significant factor in our continued success, and therefore intend to continue to devote significant resources to upgrade our technological base.

Maintaining Financial Strength
Our cash flow from operating activities in Fiscal 2022 and Fiscal 2021 was Rs.142,828 million and Rs.290,005 million, respectively. Our operating cash flows are primarily due to the implementation of cost-reduction programs, and prudent working capital management. We have established processes for project evaluation and capital investment decisions with an objective to enhance our long-term profitability.
Leveraging Brand Equity
Commercial Vehicles Business

•
TML increased its Domestic Commercial Vehicles market share by 250 bps (from 42.4% in Fiscal 2021 to 44.9% in Fiscal 2022 in accordance with SIAM reported numbers), with growth across all four segments it operates in.

•
The Net Promoter Score continued to hold at strong levels at 68, and has increased by 11 points over the last four years, largely due to better product performance and enhanced overall customer experience.

•
During Fiscal 2022, our business continued to lead on key customer-facing metrics with more than 90% satisfaction level in both post-sales and post-service feedback (internal metrics). As a result, TML also won the CII Customer Obsession Apex award this year, making it the fourth consecutive year of being recognized for its efforts toward customer centricity in field service.

•	Tata OK (our used vehicle business) business continued to grow stronger in Fiscal 2022 and has seen a tenfold increase in sales volumes and 4x increase in touchpoints over the last four years.

•
TML also increased its focus on digital campaigns to facilitate customers to have quick access to product/service information with limited field intervention by channel workforce. Furthermore, the Company also reinforced and leveraged digitalized front-end
sales processes through
Go-To
Market Excellence, wherein the
front-end
sales teams were equipped with the eGuru app on mobiles and tablets. This has enabled its frontline salesforce to better plan and manage stakeholder interactions in a systematic manner and streamline demand generation activity through digital enablement even during the pandemic.

•
TML and the Wrestling Federation of India (“WFI”) strengthened their long-term partnership further with the announcement of the “Quest for Gold at Paris Olympics 2024”, a holistic development program with the singular objective to win the coveted Gold medal at the 2024 Olympic Games. TML’s committed support to WFI since 2018 has helped Indian wrestling grow to greater heights. In the last three years, “Yodhas” (Wrestlers) have won 40 to 50 medals at international competitions, including five medals at the Senior World Wrestling championships—highest ever for India, a record 11 medals at the just-concluded Junior World Championship, and two medals at the Tokyo Olympic Games. The Cadet Wrestling Team, too, won its first title of the World Championship. The achievement and support was appreciated by the President of the Wrestling Federation of India. As part of this initiative, WFI, with support from TML, will focus on the growth, progress and advancement of both men and women wrestlers, across age groups, by providing access to the right infrastructure, platform, opportunities and security. Young and talented Indian wrestlers, Yodhas will gain assured and enhanced access to world-class training facilities, internationally-reputed coaches and support through a rich nutritional program. In addition, as part of this initiative, eligible senior wrestlers will be offered central contracts and budding junior wrestlers will be supported through scholarships along with insurance cover, medical and physiotherapy assistance.

Passenger Vehicles Business

•	Our domestic Passenger Vehicles business recorded highest volumes in Fiscal 2022, since its inception with market share improvement at 12.1% as compared to 8.2% in Fiscal 2021.

•
There has been a strategic focus on consistently increasing brand health indicators. There has been increase in the Net Promoter Score (NPS) with a sharp decrease in detractors and passives. NPS increased from 23 in Fiscal 2019 to 35 in Fiscal 2022. The brand has grown consistently on both awareness and consideration scores.

Jaguar Land Rover

•	Jaguar and Land Rover are distinct British brands steeped in a history of timeless designs that emotionally resonate with their customers; brand equity built over decades.

•	With Reimagine, Jaguar Land Rover is transforming its business and its two unique brands, with a value-creation approach; delivering modern luxury experiences, quality and profit.

•
In 2021, Jaguar Land Rover introduced the New Range Rover, as the embodiment of modern luxury, with breath-taking modernity to its exterior and a highly sophisticated, reductive interior with an intuitive approach to relevant technology. The New Range Rover embodies a philosophy that will be embedded across JLR’s products and its customer experiences, acting as a key differentiator for Jaguar and Land Rover, as part of their transformation into modern luxury brands.

We believe customers associate the Tata name with reliability, trust and ethical value, and that our brand name is gaining significant international recognition due to the international growth strategies of various Tata companies. The Tata brand is used and its benefits are leveraged by Tata companies to their mutual advantage. We recognize the need for enhancing our brand recognition in highly competitive markets in which we compete with internationally recognized brands. We, along with Tata Sons and other Tata companies, will continue to promote the Tata brand and leverage its use in India, as well as in various international markets where we plan to increase our presence. Supported by the Tata brand, we believe our product brands, such as the Tiago, Tigor, Tigor (EV), Altroz, Nexon, Nexon (EV), Harrier, Punch, Safari, Ace, Magic, Prima, Daewoo, Jaguar, Range Rover and Land Rover are highly regarded brands, which we intend to continue to nurture and promote.
One of our principal goals is to achieve high-quality standards for our products and services. We have established a comprehensive purchasing and quality control system that is designed to consistently deliver quality products and superior service. We also have a program for assisting vendors from whom we purchase raw materials or components to maintain quality. Each vendor is reviewed on a quarterly basis on parameters of quality, cost and delivery, and preference is given to vendors with TS 16949 certification. Through close coordination supported by our IT systems, we monitor quality performance in the field and implement corrections on an ongoing basis to improve the performance of our products, thereby improving customer satisfaction. We believe our extensive sales and service network has also enabled us to provide quality and timely customer service. We are encouraging focused initiatives at both sales and service touch points to enhance customer experience and strive to be the best in class, and we believe that the reach of our sales, service and maintenance network provides us with a significant advantage over our competitors.
Overview of Automotive Operations
Our total wholesale sales worldwide (including international business sales, Jaguar Land Rover sales and excluding sales by our China Joint Venture) in Fiscal 2022 and Fiscal 2021 are set forth in the table below:

	Fiscal 2022	Fiscal 2021

	Units
Passenger Cars	194,185	203,361
Utility Vehicles	472,154	366,909
Intermediate and Light Commercial Vehicles	63,097	42,386
SCVs & Pickups	180,222	146,174
CV Passenger Vehicle	17,699	10,377
Medium and Heavy Commercial Vehicles	106,547	68,576

Total	1,033,904	837,783

We sold 739,722 units of Tata Commercial Vehicles and Tata Passenger Vehicles and 294,182 units (excluding wholesale sales from the China Joint Venture) of Jaguar Land Rover vehicles in Fiscal 2022. In terms of units sold, our largest market was India where we sold 693,036 and 463,736 units during Fiscal 2022 and Fiscal 2021, respectively (constituting 67.0% and 55.4% of total sales in Fiscal 2022 and Fiscal 2021, respectively), followed by North America, where we sold 79,360 units and 93,759 units in Fiscal 2022 and Fiscal 2021, respectively (constituting 7.7% and 11.2% of total sales in Fiscal 2022 and Fiscal 2021, respectively). Please see Item 5.A “Operating and Financial Review and Prospects—Operating Results—Geographical Breakdown” for a breakdown of the Company’s total revenue by geographic market in Fiscal 2022 and Fiscal 2021.

Our total sales worldwide by segment (excluding sales by our China Joint Venture) in Fiscal 2022 and Fiscal 2021 are set forth in the table below:

	2022		2021
Category	Units	%	Units	%
Tata Commercial Vehicles	367,565	35.5%	267,513	31.9%
Tata Passenger Vehicles	372,157	36.0%	222,638	26.6%
Tata Commercial Vehicles and Tata Passenger Vehicles	739,722	71.5%	490,151	58.5%
Jaguar Land Rover	294,182	28.5%	347,632	41.5%

Total	1,033,904	100.0%	837,783	100.0%

Tata Commercial Vehicles and Tata Passenger Vehicles
India is the primary market for Tata and other brand vehicles (including vehicle financing). During Fiscal 2022, the Indian automotive sector continued to be impacted by several challenges, including the
COVID-19
pandemic, the global semiconductor shortage and other supply shortages. Despite the turbulent year, some recovery was observed in the economy at the end of Fiscal 2022.
The following table sets forth our total wholesale sales worldwide of Tata Commercial Vehicles and Tata Passenger Vehicles:

	Fiscal 2022		Fiscal 2021
	Units	%	Units	%
Tata Passenger Vehicles	372,157	50.3%	222,638	45.4%
Tata Commercial Vehicles	367,565	49.7%	267,513	54.6%

Total	739,722	100.0%	490,151	100.0%

Of the 739,722 units sold overall in Fiscal 2022, the Company sold 693,036 units of Tata and other brand vehicles in India and 46,686 units outside India, compared to 463,736 units in India and 26,415 units outside India, in Fiscal 2021.
We maintained our leadership position in the Commercial Vehicle category in India, which was characterized by increased competition during the year. The Passenger Vehicle market was also subject to competitive pressures.

The following table sets forth our market share in various categories in the Indian market based on TML wholesale volumes:

Category	Fiscal 2022	Fiscal 2021
Passenger Cars	9.8%	8.8%
Utility Vehicles	15.1%	7.4%
Total Passenger Vehicles	12.5%	8.2%
Medium and Heavy Commercial Vehicles	58.2%	58.1%
Intermediate and Light Commercial Vehicles	49.0%	45.9%
SCVs & Pickups	39.1%	37.5%
CV Passenger Vehicles	44.8%	40.6%
Total Commercial Vehicles	44.9%	42.4%

Total Four-Wheel Vehicles	18.8%	14.1%

Source: Society of Indian Automobile Manufacturers Report and our internal analysis.
The following table sets forth TML total domestic, i.e., India wholesales and retail sales of Tata Commercial Vehicles and Tata Passenger Vehicles.

	Wholesale Volume (in units)			Retail Volume (in units)
	Fiscal 2022	Fiscal 2021	% change	Fiscal 2022	Fiscal 2021	% change
Tata Commercial vehicles	322,682	241,668	33.5	319,141	208,437	53.1
Tata Passenger vehicles	370,354	222,074	66.8	363,061	228,863	58.6

Total	693,036	463,742	49.4	682,202	437,300	56.0

Passenger Vehicles in India
Industry sales of Passenger vehicles (including Vans) increased by 13.6% to 2,960,047 units in Fiscal 2022 from 2,604,855 units in Fiscal 2021. The following table sets forth the breakdown of wholesale sales in various categories of TML.

	Industry Sales (in units)			Tata Passenger Vehicles Sales (in units)
	Fiscal 2022	Fiscal 2021	% change	Fiscal 2022	Fiscal 2021	% change
Passenger Cars	1,467,061	1,541,968	4.9	144,226	135,680	6.3
Utility Vehicles	1,492,986	1,062,887	40.5	226,128	86,394	161.7

Total	2,960,047	2,604,855	13.6	370,354	222,074	66.8

Industry-wide sales of Passenger Cars in India decreased by 4.9% in Fiscal 2022, which when compared to the 9.0% decline in Fiscal 2021, is lower. Utility Vehicles sales increased by 40.5% in Fiscal 2022, which has almost quadrupled with respect to the 11.6% increase in Fiscal 2021. Overall industry sales have grown at an increasing rate since Fiscal 2021. Our Passenger Vehicle sales in India increased by 66.8% from 222,074 units in Fiscal 2021 to 370,354 units in Fiscal 2022, reflecting a strong response for the New Forever Range. Retail sales marginally outnumbered wholesale sales, thereby reaffirming strong demand for the New Forever Range and thin pipeline inventory at our dealers.
In the Passenger Cars category (Tata-brand vehicles in India), TML sales increased by 6.3% to 144,226 units in Fiscal 2022, compared to 135,680 units in Fiscal 2021. During Fiscal 2022, we launched the Tigor and Tiago CNG variant. Our market share for Passenger Cars in India rose to 9.8% in Fiscal 2022, as compared to 8.8% in Fiscal 2021.
In the Utility Vehicles category, TML sales increased by 161.7% to 226,128 units in Fiscal 2022 compared to 86,394 units in Fiscal 2021, representing a strong demand for Tata Nexon and Tata Harrier. Our market share of Utility Vehicles in India has doubled and was 15.1% in Fiscal 2022 during which we launched Tata Punch.
Tata Motors continued to remain the market leader in electric vehicles in Fiscal 2022, with an 87% share due to a strong response for Nexon EV.
Commercial Vehicles in India
Industry sales of commercial vehicles increased by 26.1% to 718,155 units in Fiscal 2022 from 569,307 units in Fiscal 2021. The following table sets forth the breakdown of the wholesale sales in various categories on a standalone basis.

Category	Industry Sales (in units)			Tata Commercial Vehicles Sales (in units)
	Fiscal 2022	Fiscal 2021	% change	Fiscal 2022	Fiscal 2021	% change
Medium and Heavy Commercial Vehicles	151,546	100,712	50.5	88,191	58,528	50.7
Intermediate and Light Commercial Vehicles	1,09,997	82,386	33.5	53,847	37,826	42.4
SCVs & Pickups	423,560	365,347	15.5	165,822	136,835	21.2
CV Passenger Vehicles	33,052	20,862	58.4	14,822	8,479	74.8

Total	718,155	569,307	26.1	322,682	241,668	33.5

The Commercial Vehicle business continued to be impacted in Fiscal 2022, despite the increase in the total sales figures, as the economy gradually recovers post-pandemic.
MHCVs in India
In India, we saw a significant increase of 50.5% in the sale of medium and heavy commercial vehicles in Fiscal 2022 compared to Fiscal 2021. There were 88,191 units sold by the Company in Fiscal 2022, compared to sales of 58,528 units in Fiscal 2021 in this segment. The quarter-on-quarter
improvement was observed due to increases in infrastructure projects, housing construction and the mining segments in India. We continued to witness strong demand in this segment and increased our market share by 10 bps to 58.2% in Fiscal 2022.
ILCVs in India
Our sales in the ILCVs in India increased to 53,847 units in Fiscal 2022, compared to 37,826 units in Fiscal 2021, representing an increase of 42.4%.
SCVs & Pickups in India
Our sales in SCVs and Pickups segment in India increased by 21.2% from 136,835 units in Fiscal 2021 to 165,822 units in Fiscal 2022. Among all segments in commercial vehicles, the SCV and pickup category experienced increased demand from
e-commerce
players primarily due to the necessity for last-mile distributions.
CV Passenger Vehicles in India
Our sales in the CV Passenger Vehicles segment in India increased by 74.8% in Fiscal 2022 compared to Fiscal 2021, from 8,479 units in Fiscal 2021 to 14,822 units in Fiscal 2022, largely due to increased demand for public transport due to the recommencement of face-to-face
learning in schools and colleges and return to office work.
Tata Commercial Vehicles and Tata Passenger Vehicles—Exports
With a global presence in more than 46 countries, including all South Asian Association for Regional Cooperation (“SAARC”) countries, South Africa, Africa, Middle East and Southeast Asia, we offer a range of products, including M&HCV trucks, LCV trucks, buses, pickups and small commercial vehicles. As international business is an integral part of our business portfolio, since our inception in 1961, we strive to maintain, improve and expand our relations with the nations of the world.
Our overall sales in international markets increased by 75.5% to 34,791 units in Fiscal 2022, compared to 20,849 units in Fiscal 2021. SAARC countries witnessed an increase in volume by 23% over the last financial year despite foreign exchange shortages in Sri Lanka and a liquidity crunch in Nepal, which emerged in the latter half of the year impacting the momentum. Middle-East volume grew by 101% while the African markets grew by 21% over last fiscal year. The Democratic Republic of the Congo achieved its highest ever retail sales of 569 units in Fiscal 2022. The new Intra range was introduced in Bangladesh, Kenya and Tanzania in Fiscal 2022.
The U.S. Department of the Treasury’s Office of Foreign Assets Control, or “OFAC,” enforces certain laws and regulations (“OFAC Sanctions”) that impose restrictions upon U.S. persons and, in some instances, foreign entities owned or controlled by U.S. persons, with respect to activities or transactions with certain countries, governments, entities and individuals that are the subject of OFAC Sanctions (“U.S. Sanctions”).
TML monitors its business in different countries, including but not limited to Myanmar, in the context of U.S. Sanctions and accordingly operates its business in a manner consistent with applicable U.S. Sanctions. As of the date of this annual report on Form
20-F,
TML only supports the
non-sanctioned
entities for after-sales services under contractual obligations existing prior to the 2021 sanctions relating to Myanmar. There have been no sales of TML vehicles or parts in Russia since the commencement of Fiscal 2021 and TML has initiated the liquidation of its branch office in Russia.

TDCV, our subsidiary company that engages in the design, development, and manufacturing of MHCVs and LCVs, witnessed an increase in overall sales by 84.4% to 9,454 units in Fiscal 2022 from 5,127 units in Fiscal 2021, primarily due to product range expansion and recovery of domestic as well global market demand. In December 2021, TDCV added a new product range in the LCV segment with the launch of “The CEN” and in January 2022, TDCV strengthened its existing product range by launching new Xeneration models “Maxen” for the HCV segment and “Kuxen” for the MCV segment. All product launches helped generate robust growth of 87.7% in the domestic market from 3,942 units in Fiscal 2021 to 7,400 units in Fiscal 2022. The export market also exhibited growth in spite of various supply constraints and witnessed an increase of 73.3% from 1,185 units in Fiscal 2021 to 2,054 units in Fiscal 2022.
Tata Commercial Vehicles and Tata Passenger Vehicles—Sales and Distribution
Our sales and distribution network in India as at March 2022 comprised over 6,300 touch points for sales and service for our Passenger Vehicles and Commercial Vehicles businesses. We use a network of service centers on highways and a toll-free customer assistance center to provide
24-hour
roadside assistance, including replacement of parts, to vehicle owners.
We have a customer relations management system at all of our dealerships and offices across India, which supports users both at our Company and among our distributors in India and abroad.
We market our Commercial Vehicles and Passenger Vehicles in several countries in Africa, the Middle East, Southeast Asia, South Asia, Australia, Latin America and the Commonwealth of Independent States (“CIS”) countries. We have a network of distributors in all such countries where we export our vehicles. Such distributors have created a network of dealers and branch offices and facilities for sales and after-sales servicing of our products in their respective markets. We have also stationed overseas resident sales and service representatives in various countries to oversee our operations in the respective territories.
Tata Commercial Vehicles and Tata Passenger Vehicles—Competition
We face competition from various domestic and foreign automotive manufacturers in the Indian automotive market. Improving infrastructure and robust growth prospects compared to other mature markets have attracted strong international companies to India that have either formed joint ventures with local partners or have established independently owned operations in India. Global competitors bring with them their international experience, global scale, advanced technology, and significant financial resources, and as a result, competition is likely to further intensify in the future. We have designed our products to suit the requirements of the Indian market based on specific customer needs, such as safety, driving comfort, fuel efficiency and durability. By moving to Bharat Stage VI (“BSVI”) successfully, we have demonstrated our ability to compete with the global players successfully. We believe that our vehicles are suited to the general conditions of Indian roads and the local climate. We also offer a wide range of optional configurations to meet the specific needs of our customers. We intend to develop and are developing products to strengthen our product portfolio in order to meet the increasing customer expectation of owning world-class vehicles.
Tata Commercial Vehicles and Tata Passenger Vehicles—Seasonality
Demand for our vehicles in the Indian market is subject to seasonal variations. Demand generally peaks between January and March each year, although there tends to be a decrease in demand in February just before release of the Government of India’s fiscal budget. Demand is usually lean from April to July and gains momentum again in the festival season from September onwards, with a decline in December due to the year-end.
Tata Commercial Vehicles and Tata Passenger Vehicles—Challenges
Tata Commercial Vehicles - Elevated levels of inflation continue to be a challenge with commodity prices increasing and impacting margins. Other macroeconomic factors, such as fuel price increases and rate hikes, are also a key concern as these play an important role in determining freight rates and therefore transporter profitability. While freight rates have been improving, going forward, too, it would need to keep pace with the fuel price increases and impending rate hikes.

Further, although semiconductor availability is gradually improving, it continues to be below our requirements. We continue to debottleneck by reducing semiconductor intensity, evaluating alternative options, localizing and strategically building up inventory.
Tata Passenger Vehicles - Business environment continues to be challenging, with inflation and commodity price increases impacting profitability and consumer spending power. Semiconductor and other supply constraints are restricting our ability to tap the full demand potential. We aim to mitigate this risk by innovating and fast tracking our cost reduction efforts to improve profitability.
Tata Commercial Vehicles and Tata Passenger Vehicles—Vehicle Financing
Through our wholly owned subsidiary, TMFHL, and its step-down subsidiaries TMFL and TMFSL, we provide financing services to purchasers of our vehicles through independent dealers, who act as our agents for financing transactions, and through our branch network. TMF Group disbursed Rs.163,290 million and Rs.132,576 million in vehicle financing during Fiscal 2022 and Fiscal 2021, respectively. Approximately 27% and 33% of our commercial vehicle unit sales in India were made by the dealers through financing arrangements with the Company’s captive financing subsidiary during Fiscal 2022 and Fiscal 2021, respectively. As at March 31, 2022, and 2021, TMF Group’s customer finance receivable portfolio comprised over 787,224 and 718,149 contracts, respectively. We follow specified internal procedures, including quantitative guidelines, for selection of our finance customers and assist in managing default and repayment risk in our portfolio. We originate all the contracts through our authorized dealers and direct marketing agents with whom we have agreements. All our marketing, sales and collection activities are undertaken through dealers or by TMF Group.
TMFL securitizes or sells its finance receivables based on the evaluation of market conditions and funding requirements. The sell-down happens either through Securitization Pass Through Certificates (“PTC”) or through the Direct Assignment (“DA”) route. Securitization PTC is backed by credit enhancement where certain percentages of losses are protected to the extent of credit enhancement. The PTC route is one of the most prominent sources of fundraising in the market. TMF Group also does securitization by way of direct assignment where there is no support provided to the pool in the form of credit enhancement. Significantly, these assets are Priority Sector Loan assets because of which demand for Direct Assignment is good with Public Sector Banks. The constitution of these pools is based on criteria that are decided by credit rating agencies and/or based on the advice that TMF Group receives regarding the marketability of a pool. TMF Group undertakes these securitizations of its receivables due from purchasers by means of private placement.
Loan contracts of Micro, Small and Medium Enterprises continued to remain stressed during most part of Fiscal 2022 because of the
COVID-19
pandemic, leading to elevated levels of GNPA. However, with strong recovery of Collection performance in the fourth quarter of Fiscal 2022 with Maturity Efficiency at 100.2%, GNPA percentage reduced from 10.4% in the third quarter of Fiscal 2022 to 8.8% as at March 31, 2022. TMF Group has
re-calibrated
its collection strategy and organization, to aggressively reduce GNPA over the next six quarters. The steps include (a) increase in collection personnel by 1,100 to intensify recovery efforts; (b) increase repossession of assets in a calibrated manner; (c) existing GNPA customers will be offered settlements basis their eligibility; (d) leverage digital payment solutions like NACH, RTGS and other online modes and increase digital collection coverage by over 40% of total collections; (e) strong pre-delinquency
management team and call centers for securing prompt payments from customers; and (f) continue to strengthen data analytics based risk management processes and increase straight through processing.
TMFL acts as the collection agent on behalf of investors, representatives, special purpose vehicles or banks, in whose favor the receivables have been assigned, for the purpose of collecting receivables from the purchasers on the terms and conditions contained in the applicable deeds of securitization, in respect of which pass-through certificates are issued to investors in case of special purpose vehicles. TMFL also secures the payments to be made by the purchasers of amounts constituting the receivables under the loan agreements to the extent specified by rating agencies by any one or all of the following methods:

•	furnishing collateral to the investors, in respect of the obligations of the purchasers and the undertakings to be provided by TMFL;

•
furnishing, in favor of the investors, 8% of the future principal in the receivables as collateral, for securitizations done through Fiscal 2022, either by way of a fixed deposit or bank guarantee to secure the obligations of the purchasers and our obligations as the collection agent, based on the quality of receivables and rating assigned to the individual pool of receivables by the rating agency(ies); and

•
by way of over-collateralization or by investing in subordinate pass-through certificates to secure the obligations of the purchasers. For further details, see Note 39(b) to our consolidated financial statements included elsewhere in this annual report on Form
20-F.

Jaguar Land Rover
Total wholesale and retail volume of Jaguar Land Rover vehicles with a breakdown between Jaguar and Land Rover brand vehicles, in Fiscal 2022 and Fiscal 2021, are set forth in the table below:

	Wholesale Volume (in units excluding CJLR)			Retail Volume (in units including CJLR)
	Fiscal 2022	Fiscal 2021	% change	Fiscal 2022	Fiscal 2021	% change
Jaguar	49,510	67,333	(26.5)	77,381	97,669	(20.8)
UK	13,822	22,305	(38.0)	17,016	22,529	(24.5)
North America	11,469	13,450	(14.7)	13,785	18,186	(24.2)
Europe	15,178	20,693	(26.7)	17,841	20,578	(13.3)
China	2,887	4,603	(37.3)	21,858	28,181	(22.4)
Overseas	6,154	6,282	(2.0)	6,881	8,195	(16.0)
Land Rover	244,672	280,299	(12.7)	299,000	341,919	(12.6)
UK	43,371	59,195	(26.7)	46,422	60,466	(23.2)
North America	67,881	80,309	(15.5)	77,520	92,619	(16.3)
Europe	49,983	55,913	(10.6)	54,227	58,682	(7.6)
China	38,529	42,542	(9.4)	73,927	83,025	(11.0)
Overseas	44,908	42,340	6.1	46,904	47,127	(0.5)
Jaguar Land Rover	294,182	347,632	(15.4)	376,381	439,588	(14.4)
UK	57,193	81,500	(29.8)	63,438	82,995	(23.6)
North America	79,350	93,759	(15.4)	91,305	110,805	(17.6)
Europe	65,161	76,606	(14.9)	72,068	79,260	(9.1)
China	41,416	47,145	(12.2)	95,785	111,206	(13.9)
Overseas	51,062	48,622	5.0	53,785	55,322	(2.8)

CJLR	53,468	65,279	18.1

Jaguar Land Rover’s Performance on a Wholesale Basis
Wholesale sales (excluding our China Joint Venture) for the Fiscal 2022 were 294,182, down 15.4% compared to Fiscal 2021. This reduction was seen in all markets as Jaguar Land Rover felt the impact of semiconductor and supply constraints on production, which limited the availability of products to our customers. Given these restrictions on availability, we have been able to increase our revenue per unit, reflecting the prioritization of higher-margin products, giving us a strong mix, particularly in the Range Rover and Defender families.
Jaguar Land Rover’s Performance on a Retail Basis
Retail sales for Fiscal 2022 were 376,381, down 14.4% compared to Fiscal 2021. This reduction was seen in all markets as Jaguar Land Rover felt the impact of semiconductor and supply constraints on production, which limited the availability of products to our customers. Given these restrictions on availability, we have been able to increase our revenue per unit reflecting the prioritization of higher-margin products, giving us a strong mix, particularly in the Range Rover and Defender families. Demand remains strong with the order bank growing to a new record 168,471 units at March 31, 2022. Orders for the New Range Rover have grown to 45,584, while demand for the Defender remains strong with 40,618 orders.
Retails by Powertrain
Jaguar Land Rover continued to roll out electrification technology across its model range in Fiscal 2022. The electrified mix, which includes MHEV, PHEV and BEV, rose from 51% in Fiscal 2021 to 66% in Fiscal 2022. During the year we launched the New Range Rover followed by the recently-announced New Range Rover Sport, both of which offer extended range PHEV options today and will offer full BEV options starting in 2024.
Jaguar Land Rover’s Sales and Distribution
As at March 31, 2022, Jaguar Land Rover distributed its vehicles in 119 markets for Jaguar and 123 markets for Land Rover globally. Sales locations for vehicles are operated as independent franchises. Jaguar Land Rover is represented in its key markets through its NSCs as well as third-party importers. Jaguar Land Rover has regional offices in certain select countries that manage customer relationships and vehicle supplies and provide marketing and sales support to its regional importer markets. The remaining importer markets are managed from the United Kingdom.

Jaguar Land Rover products are sold through a variety of sales channels: through its dealerships for retail sales and for sales to fleet customers, including daily rental car companies, commercial fleet customers, leasing companies and governments. Jaguar Land Rover does not depend on a single customer or small group of customers to the extent that the loss of such a customer or group of customers would have a material adverse effect on its business.
Jaguar Land Rover wholesaled 6,497 vehicles to Russia in Fiscal 2022, around 2% of its wholesales (excluding CJLR) in Fiscal 2022. The impact on revenues as a result of sanctions in Russia has been modest. It is Jaguar Land Rover’s corporate policy to operate its business in accordance with all applicable export controls and sanctions. Jaguar Land Rover has suspended vehicle imports to Russia to comply with recent export restrictions. We continue to import a restricted range of safety-related parts to Russia for the repair of vehicles in market in compliance with relevant sanctions and export controls measures in place.
As at March 31, 2022, the Jaguar Land Rover global sales and distribution network comprised 19 NSCs, 80 importers, one export partner and 2,782 franchise sales dealers in 1,477 sites, of which 1,305 are joint Jaguar and Land Rover dealers.
Jaguar Land Rover—Competition
Jaguar Land Rover operates in a globally competitive environment and faces competition from established premium and other vehicle manufacturers who aspire to move into the premium performance car and premium SUV markets, some of which are much larger. Jaguar vehicles compete primarily against other European brands, such as Audi, Porsche, BMW and Mercedes Benz, as well as Tesla. Land Rover and Range Rover vehicles compete largely against SUVs from companies such as Audi, BMW, Infiniti, Lexus, Mercedes Benz, Porsche, Volvo and Volkswagen.
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
basis.
Jaguar Land Rover—Challenges
Full year performance in Fiscal 2022 was significantly impacted by the constraint on production and sales resulting from the global chip shortage. The ongoing supply challenges are compounded by the conflict in Ukraine and China’s
COVID-19
lockdowns. We expect the global semiconductor shortage to continue through the next fiscal year with gradual improvement. We continue to engage with Tier 1 and chip suppliers to increase our supply of chips and mitigate other supply chain disruptions. Further, inflation represents an increasing headwind for the business, and we expect our Refocus actions to help mitigate this in the coming year.
Other Operations
In addition to our automotive operations, we are also involved in other business activities, mainly Information Technology services. The Company’s revenue from other operations before inter-segment eliminations was Rs.38,041 million in Fiscal 2022, an increase of 45.9% from Rs.26,076 million in Fiscal 2021. The increase in revenue of TTL is due to relaxation in regulatory and health guidelines that enabled improved business activities coupled with new business opportunities in South East Asia. Revenues from other operations represented 1.4% and 1.0% of our total revenues, before inter-segment eliminations, in Fiscal 2022 and Fiscal 2021, respectively.

Information Technology Services
As of March 31, 2022, TML owned a 74.42% equity interest in our subsidiary, TTL. TTL provides product development IT services solutions for PLM and enterprise risk management to automotive, aerospace and industrial heavy machinery manufacturers and their suppliers. TTL’s services include IT Consultancy, SAP implementation and maintenance, providing networking solutions, CAD/CAM engineering and design consultancy. TTL provides product engineering services which cater to the global manufacturing industry: enabling ambitious manufacturing companies to design and build better products. Engineering and Design services provide outsourced engineering services for our manufacturing customers globally to help them conceive, design, develop and realize better products and Digital Enterprise Solutions, helping manufacturing customers to identify and deploy emerging technologies, tools and solutions to manufacture, service and realize better products. TTL also distributes, implements and supports PLM products from leading solution providers in the world, such as Dassault Systems and Autodesk.
TTL is headquartered in India, with regional headquarters in the United States, the United Kingdom and Singapore. In Fiscal 2014, TTL acquired Cambric Corporation, an engineering services organization, to achieve greater domain expertise and presence in the industrial equipment sector. In Fiscal 2018, TTL acquired Tata Technologies Nordics AB (formerly known as Escenda Engineering AB), a Sweden-based design company with the aim of strengthening its offering to existing clients and to expand its footprint in Scandinavian countries. TTL has a combined global workforce of around 9,338 professionals (including 915 contractors) serving clients worldwide from facilities in North America, Europe and Asia Pacific. As of March 31, 2022, TTL had 11 subsidiary companies and one joint venture, as well as offshore development centers in India, Thailand and Romania.
The consolidated revenues of TTL increased by 48.2% in Fiscal 2022 to Rs.35,296 million (including sales to Tata Motors Limited and its consolidated subsidiaries) from Rs.23,809 million in Fiscal 2021, primarily due to a relaxation in regulatory and health guidelines that enabled improved business activities coupled with new business opportunities in South East Asia. Further, revenues from the Technology Solutions business increased mainly due to a significant increase in the business in India during the Fiscal 2022. TTL recorded profit after tax of Rs.4,370 million in Fiscal 2022, reflecting an increase of 82.7% over Rs.2,392 million in Fiscal 2021.
Research and Development
Our research and development focuses on developing and acquiring the technology, core competencies and skill sets required for the timely delivery of our envisaged future product portfolio with industry-leading features across our range of Commercial Vehicles, Passenger Vehicles and electric vehicles. For the Passenger Vehicles product range, our focus is on design, driving pleasure and connected car technologies. For the Commercial Vehicle product range, our focus is on enhancing fuel efficiency, minimizing the TCO (Total Cost of Ownership) and providing maximum overall value. We continue to endeavor to adopt technologies for our product range to meet the requirements of a globally competitive market. We have also undertaken programs for development of vehicles which run on alternative fuels, such as Ethanol, CNG, LPG, bio-diesel,
electric-traction and hydrogen.
Our research and development activities involve New Technology & Product Development, development of new energy based and environment friendly propulsion technologies, connected vehicle technologies/digital experiences, vehicle safety, new and light weight materials and modular product structure etc. among other areas. ERC, established in 1966, is one of the few in-house
automotive research and development centers in India recognized by the Government of India. The ERC is headquartered at Pune, with branches at Jamshedpur and Lucknow in India, Trilix in Italy and TMETC in the UK.
In Fiscal 2022, TML prioritized its efforts toward green mobility and we consider we have become one of the frontrunners in the industry. We are working on battery electric and hydrogen fuel cell technologies for application on passenger and commercial vehicles. We expect these technologies to reduce the volume of GHG emissions produced by our vehicles. We have taken several strides toward this goal by progressively increasing the proportion of renewable energy used in our operations. We intend to source renewable power with more rigor and as best possible to fulfil our aspiration of sourcing 100% renewable electricity for operations by 2030.
We have been active in the incorporation of digitalization, connectivity, automation and compliance to regulations while offering value-added products and exciting innovations to customers worldwide. With a revitalized vision set for TML, by Fiscal 2024, we expect to become the most aspirational Indian auto brand, consistently winning by delivering superior financial returns, driving sustainable mobility solutions, exceeding customer expectations and creating highly engaged work force.

As a proactive step toward delivering this vision, similar to the transition to BSVI Phase 1, TML looked upon the BSVI Phase 2 (real driving emissions) regulations as an opportunity to value enhance and upgrade the product portfolio with technologies and features and delight our customers. The company has been setting new benchmarks for performance, operating efficiency, connectivity, comfort and safety.
In Fiscal 2022, TML formed a new entity, TPEML, which focuses on developing, manufacturing and services, including sale/aftersales for its passenger electric vehicle business. In addition, TML entered a joint venture agreement with TPG Rise Climate to leverage to channelize the future investments into electric vehicles, dedicated BEV platforms, advanced automotive technologies and catalyze investments in charging infrastructure and battery technologies.
With a view to augment its successful Connected Vehicle Platform through applications iRA/Zconnect connectivity and Fleet Edge applications, the company has also experimented with 5G network capabilities to progress the launch of more applications ensuring cyber security. The new features of related to CVP 2 address the needs of customers in the areas of Safety/Security/Comfort/Convenience.
In addition to the proactive measures in meeting the regulatory regime of the country, the company has also been actively pursuing enhancements in fuel efficiency, leading to reduction in our carbon footprint through various powertrain as well as vehicle-level technology interventions, including:

•	Throughout Fiscal 2022, the Company continued its focus on extending BSVI engine offerings with CNG, CNG + Gasoline (Bi-fuel) and development efforts with LNG and Bio-diesel formulations.

•	Considering a push for use of Ethanol from the Government of India; development work with ethanol blends, such as E10, E20 and beyond has been initiated.

•
While working on BSVI
Phase-2
activities, support to existing production is being continued. It included BSVI certification activities for New models and variants of lead models. The compliance to other legislative mandates, such as fuel economy regulations for M1 category of vehicles,
In-Service
Conformity (ISC) compliance for
in-use
BSVI vehicles less than
3.5-tonne
GVW, monitoring Real Driving Emissions for data collection, etc. are supported.

•	Several value-added features have been introduced toward fuel-efficient lubricating oil and higher drain intervals, improved filtration technology, connectivity solutions, etc., on select platforms.
Passenger Vehicles Business—Products
In the Passenger Vehicles business, the Company’s continued efforts have resulted in successful product launches and concept unveils. TML recently launched the Tata Punch, the no-compromise
SUV offering a combination of tough utility with sporting dynamics. It is bold, young, modern yet robust, compact yet practical, tough yet playful and exudes a true expression of confidence and individuality. Tata Punch also is India’s first sub-compact
SUV that received a
5-star
rating for adult occupant protection and
4-star
rating for child occupant protection from Global NCAP.
TML also launched the advanced iCNG technology through its popular brands, Tiago and Tigor, and introduced the Tigor Electric Vehicle, which is currently the only EV in India with a Global NCAP
4-star
rating for both adult and child safety. In addition, the Company launched its first electric sedan under the XPRES brand, the
XPRES-T
EV, exclusively for fleet customers. The
XPRES-T
EV has an optimal battery size, captive fast-charging solution to ensure an outstandingly low cost of ownership, safety and passenger comfort, making it a comprehensive and attractive proposition for fleet owners and operators.
TML also built on the flagship SUV Tata Safari by releasing an exclusive edition of the model, the Safari Gold. This edition features an artful blend of class and hi-tech
features. In addition, TML launched the Dark range, which includes India’s safest premium hatchback, Altroz, India’s first Global NCAP 5-star rated car, the Nexon, the electric Nexon EV, Harrier and Safari. It also introduced the Untamed Kaziranga Edition of SUVs.
With TML having garnered the “First mover advantage in India” leading automobile manufacturers have started utilizing this opportunity related to safety regulations and take vehicular safety to the next level by using digital technology, design, and ergonomics to their advantage. This has led to the emergence of cars with Global NCAP
4-
and
5-star
safety ratings across all segments within India.

Commercial Vehicles Business—Products
On the commercial vehicle front, TML has been consistently driven by its mission to be the pioneer in the Indian commercial vehicle industry, offering customers a wide range of products and best-in-class
solutions, introducing company-fitted connected vehicle solutions in the Indian domestic market and with the recently launched Fleet Edge, has further enhanced the connected mobility experience.
In Fiscal 2022, TML rolled out new products and variants to tap into different segments in the truck and bus market, launched an all-new
variant of its most popular SCV, the Ace Gold Petrol CX, and launched the CNG variant of its most iconic commercial vehicle, the Tata 407. The all-new
407 CNG is expected to further strengthen TML’s extensive CNG portfolio, ranging from
5-tonne
to
16-tonne
GVW, in the ILCV segment.
In addition, TML developed the Rear Engine Power Take off (REPTO) based Ready Mix Concrete mixer (RMC) to reduce CO
2
emissions content and economy of operation. Moreover, the bus variant LPO 1622 MGNA was certified with Direct Drive gear box to improve Fuel economy.
The company also demonstrated its rigor in addressing the global semiconductor shortage issue by channelizing the right engineering interventions to mitigate the crisis and ensuring sustainability of business.
IPR Related
On the IPR front, during Fiscal 2022, we filed a record number of 125 patent applications and nine design applications. With respect to applications filed in previous years, 56 patents were granted and 21 designs were registered. Filings include national jurisdiction and grant details include national and international jurisdictions.
Company Level Initiatives
TML strives to bring new products that fire the imagination of GenNext customers, fueled by state-of-the-art
design and R&D centers located in India, UK, U.S., Italy and South Korea. Internationally, Tata commercial and passenger vehicles are marketed in countries spread across Africa, the Middle East, South Asia, South East Asia, South America, Australia, and CIS countries.
TML focuses on building technology, capability, and scale & capacities in R&D to able to ride the future waves of automotive trends. With “Connecting Aspirations” at the core of its brand promise, the company’s innovation efforts are focused to develop pioneering technologies that are sustainable as well as suited to evolving aspirations of the market and the customers. Apart from the core product technologies, TML has been focusing on CESS (connected, electric, shared and safe) technologies for the last few years, and also invested in expanding capacity even while pruning costs.
Digital Product Development Related
Continuing the journey of excellence, Tata Motors constantly adopted new technologies and practices in the digital product development domain to improve the product development efficiency. This has led to better front loading of product creation, validation and testing and seamless information dissemination which results in timely delivery and ensuring that new products are developed with lower cost impacts due to design change. Enhanced digital product development systems are contributing to design of safe, smart connected vehicles. Summary of key initiatives deployed:

•
Connected Vehicle & IoT Platform (“CVP”) journey started in 2019, crossed milestone of cumulative 350,000 vehicles in Commercial, Passenger & Electrical vehicles in March 2022. CVP is also enhanced with 150+ platform features, 100+ end customer features enabling TML to sustain leadership across connected vehicle segments. Remote upgrade of ECU firmware (OTA) is further improving our reach to customers and keeping all our systems current.

•
Homegrown Industry 4.0 digitalization systems deployed across Paint & Heat Treatment Shop coupled with AI/ML is leading to manufacturing operations excellence and transition to sustainable operations (less energy and emissions) operations.

•
TML embarked on a journey of Model Based Systems Engineering to develop and deploy solutions for managing the increasing complexity of Electrical and Electronics features in vehicles and establish end-to-end
traceability (digital thread) in product development for quick adoption of changes in product and better control on project delivery and cost.

•	Deployed multiple PLM processes in Engineering/Manufacturing bill of material generation and design change management.

•	Business process digitization, automations, Knowledge Based Engineering applications and use of BOTS contributed to two key goals of Productivity Improvement and Business Execution Excellence.

•	Tata Neuron framework—It continues to strengthen its kernel by adding many new algorithms and applications.
Competency Development for CESS + Core Areas:

•
TML has had a major focus on Connected, Electric, Shared and Safe (“CESS”) technologies and has been working to build up competency in the field of connectivity and electric mobility. Periodic trainings are organized to help the workforce gain the required competency in CESS. This will help the Company create a diverse portfolio of vehicles both in traditional ICE and EV segments, which can demonstrate an advanced level of safety and connectivity features in its respective class.

•
Critical competency areas, such as Android and iOS App development, Battery Management System, cyber security, and strategies for Alternate Fuels have been addressed with focused interventions and are administered with ecosystem support from the Tata Motors Academy.

Jaguar Land Rover develops and manufactures technologically advanced vehicles to meet the requirements of a globally competitive market. Jaguar Land Rover devotes significant resources in its R&D activities. Jaguar Land Rover’s R&D operations currently consist of a team of engineers operating within a co-managed
Jaguar and Land Rover engineering group, sharing premium technologies, powertrain designs and vehicle architecture. Its modular engine architecture is intended to enhance efficient engineering, shared technologies and complexity reduction. Reusing parts and processes help us focus our efforts on innovative new technologies. Jaguar Land Rover’s vehicles are designed and developed by award-winning design teams, and it is committed to a continuing program of new product design. In recent years, Jaguar Land Rover has unified the entire Jaguar range under a single design and concept language and have continued to enhance the design of Land Rover’s range of all-terrain
vehicles. All of its products are designed and engineered in the United Kingdom.
Jaguar Land Rover has modern safety test facilities for testing and developing new products. These include a pedestrian safety testing facility, a pendulum impact test facility and a gravity-powered impact rig for occupant protection and vehicle structural development. Jaguar Land Rover also has two full vehicle semi-anechoic chambers for developing reductions in vehicle-based noise and vibration levels and engine testing facilities for developing and certifying exhaust emissions to a wide range of international regulatory standards.
Jaguar Land Rover product design and development centers are equipped with computer-aided design, manufacture and engineering tools, with sophisticated hardware, including advanced 3D printing capabilities, software and other IT infrastructure to create a digital product development environment and virtual testing and validation, aiming to reduce the product development cycle time and data management. Rapid prototype development systems, testing cycle simulators, advanced emissions test laboratories and styling studios are also a part of our product development infrastructure. Jaguar Land Rover has aligned its end-to-end
digital product development objectives and infrastructure with its business goals and has made significant investments to enhance the digital product development capabilities especially in the areas of product development through computer-aided design, computer-aided manufacturing, computer-aided engineering, knowledge-based engineering and product data management. Jaguar Land Rover has opened a software engineering center in Shannon, Ireland. The center is to be used to develop technology for electric vehicles and to assist those vehicles in reaching Level 4 autonomy.
In September 2013, Jaguar Land Rover announced its investment in the National Automotive Innovation Campus at the University of Warwick in the United Kingdom, which opened in 2018 and focuses on advanced technology, innovation and research. The campus is expected to feature engineering workshops and laboratories, advanced powertrain facilities and advanced design, visualization and rapid prototyping and help complement our existing product development centers. Jaguar Land Rover works with Intel at the Open Software Technology Center in Portland, Oregon in the United States to develop next-generation in-vehicle
technologies, helping us enhance our future vehicle infotainment systems and provide incubator space for budding automotive technology entrepreneurs.

In recent years, decarbonization, air quality, digitalization, connectivity, automation and globalization became the factors impacting the industry. Jaguar Land Rover aims to develop cleaner, safer and more efficient cars of the future, incorporating the latest technology and design in line with its Reimagine strategy. To meet this objective, Jaguar Land Rover has built strong links with academia, the UK government and other industry sectors. As part of its Reimagine strategy, Jaguar Land Rover is working on the electrification of both the Land Rover and Jaguar brands, with two clear, distinct personalities. Jaguar Land Rover strives to achieve a net zero carbon position by 2039. In doing so, it reimagines the sustainability of luxury. Jaguar Land Rover is also exploring hydrogen fuel-cell technology, to be ready if that market matures, and active development of these powertrains is already underway.
“Lightweighting” and Fuel Economy
Jaguar Land Rover is pursuing various initiatives, such as the application of future MLA, EMA and dedicated Jaguar BEV architectures as part of the Reimagine strategy, to, amongst other things, enable our business to comply with existing and evolving emissions legislation in its sales markets, which we believe will be a key enabler of both reduction in CO
2
and further efficiencies in manufacturing and engineering. In recent years, Jaguar Land Rover has made significant progress in reducing most of our development cycle times.
Jaguar Land Rover’s R&D activities are currently strongly concentrated on creating a sustainable fleet CO
2
emissions profile for 2021 and beyond. Although Jaguar Land Rover is already a leader in the use of aluminum for weight reduction, we have active research projects and partnerships aimed at enhancing the use of materials in order to create the lightweight, premium and luxury vehicles of the future in a sustainable way.
Jaguar Land Rover is developing its future vehicles based on the MLA, EMA and dedicated Jaguar BEV architectures. As part of the Reimagine strategy, this suite of new architectures will substantially reduce the number of vehicle platforms, increase commonality of components, reduce engineering complexity and reduce costs due to scale efficiencies and improved quality.
Autonomous and Connected Technologies
Jaguar Land Rover’s future strategic R&D priorities include autonomous, connected and electrification technologies, as well as investing in innovative mobility solutions to overcome and address future travel and transport challenges.
Jaguar Land Rover’s autonomous strategy includes investing in driver assistance technologies to support increasing degrees of automation, and including autonomous features in its new models. Jaguar Land Rover is also developing these features through external partnerships. For example, in March 2018, Jaguar Land Rover announced its long-term strategic partnership with Waymo (formerly a Google self-driving car project). Together, Jaguar Land Rover will develop the world’s first premium self-driving electric vehicle for Waymo’s driverless transportation service. As part of the partnership, they will work together to design, engineer and produce up to 20,000 Jaguar
I-PACEs
to be used by Waymo in their autonomous vehicle mobility service, planned for rollout in the United States. Waymo Jaguar
I-PACEs,
equipped with Waymo’s self-driving technology, is currently being tested in San Francisco, California, where an initial 20,000 Jaguar
I-PACEs
will join Waymo’s driverless fleet and serve a potential one million trips a day. Jaguar Land Rover delivered the first batch of Jaguar
I-PACEs
for this purpose in July 2018. In addition, using a platform created by connected tech and transport analytics firm Inrix, Jaguar Land Rover, along with Transport Scotland and Transport for West Midlands, is contributing to the development of the AV Road Rules system, which digitalizes street signs and road rules so that autonomous vehicles can understand them. The platform is also intended to provide autonomous vehicles with a link to local road authorities, which can provide information about potholes or road damage. Additionally, we have launched CORTEX, a £3.7 million research project in collaboration with Birmingham University, to make the self-driving car viable in the widest range of on and off-road
conditions.

Jaguar Land Rover’s connected strategy includes investing in technology and infrastructure to support higher levels of connectivity (including both in-vehicle
connectivity and
off-board
connectivity, for example, the development of a remote smartphone app and
Wi-Fi
hotspot), as exemplified by the opening of an additional engineering center in Manchester to support the development of next-generation, connected car technologies. Initiatives in vehicle electronics, such as engine management systems, in-vehicle
network architecture, telematics for communication and tracking (including the Stolen Vehicle Tracker) and other emerging technological areas are also being pursued and could possibly be deployed on our future range of vehicles. In April 2016, Jaguar Land Rover demonstrated highly autonomous vehicle technologies to the EU Transport Ministers, such as “hands free” driving. Furthermore, its new connected and autonomous vehicle technologies are being developed through projects, such as the United Kingdom’s first “connected corridor” (e.g., the UK Connected Intelligent Transport Environment Project), a
41-mile
“living laboratory” where Jaguar Land Rover concentrates on installing new roadside communications equipment in order to test vehicle-to-vehicle
and
vehicle-to-infrastructure
systems. Jaguar Land Rover is currently testing a fleet of smart, connected vehicles on the “connected corridor”. In addition, Jaguar Land Rover is deploying intelligent navigation and information systems (including remotely controlled climate settings and security) and in-car
Wi-Fi
connectivity, which we plan to supplement with the expansion of the usability of remote function applications and the inclusion of wearable technology solutions, such as smart-watch technology currently available with some of our models, including the all-electric
Jaguar
I-PACE.
Likewise, various new technologies and systems that would improve safety, performance and emissions of our product range are under implementation on our passenger cars and commercial vehicles. Additionally, in February 2022, we entered into a strategic partnership with NVIDIA. As part of this partnership, software experts from both companies will jointly develop
AI-powered
autonomous driving and connected services for all future vehicles built on the NVIDIA DRIVE
™
software-defined platform—delivering a wide spectrum of active safety, automated driving and parking systems as well as driver assistance systems, starting in 2025. Inside the vehicle, the system will deliver AI features, including driver and occupant monitoring as well as advanced visualization of the vehicle’s environment. This full-stack solution is based on NVIDIA DRIVE Hyperion
™
, which features DRIVE Orin
™
centralized AV computers; DRIVE AV and DRIVE IX software; safety, security and networking systems; plus, surround sensors.
Electrification Technologies
Jaguar Land Rover’s electrification strategy is exemplified by the creation of our first all-electric
vehicle, the Jaguar
I-PACE,
and the
plug-in
hybrid engines available on the refreshed Range Rover and Range Rover Sport. During Fiscal 2021, Jaguar Land Rover significantly expanded its offering of electrification with 12 of our 13 nameplates now electrified, including eight PHEVs, 11 MHEVs and the all-electric
Jaguar
I-PACE.
Under the Reimagine strategy, Jaguar Land Rover’s plan to further expand our offering of pure BEV, supported by new vehicle architectures, with the first Land Rover BEV scheduled for launch in 2024 and five more Land Rover BEV derivatives by 2026. At the same time, Jaguar will undergo a renaissance to emerge as an all-electric
brand starting in 2025. In addition, Jaguar Land Rover expects to offer an all-electric
option on all of our models by 2030 when we also expect above 60% of retail sales from BEVs. Furthermore, we expect all our vehicle sales in 2036 will come from zero tailpipe emissions vehicles. In order to increase overall vehicle efficiency, Jaguar Land Rover also has active research programs in the areas of aerodynamics, parasitic and hotel loads, insulation and energy harvesting in order to develop electric and plug-in
hybrid technology for future products. Jaguar Land Rover also has an ongoing research program to address the challenge of low-carbon
energy storage by developing technology and competency in this area. Although this program covers a number of technologies, it is primarily focused on creating high energy density lithium-ion
batteries in order to create battery assemblies that are compatible with our vehicles and to gain an understanding of the chemistries and battery management processes that will make electric vehicles a viable choice in the medium to long term. Furthermore, Jaguar Land Rover is currently competing in the ABB FIA Formula E World Championship, which enables us to create a test bed for our future electrification technology with its partner, Tata Consultancy Services Limited (“TCS”). Jaguar Land Rover has launched the first-ever international race series for production BEVs. The championship featured Jaguar
I-PACE
eTROPHY race cars (designed, engineered and built by its Special Vehicle Operations division) and is expected to support its efforts in assessing the performance of our all-electric
engines.
Jaguar Land Rover rolled out electrification technology across its model range in Fiscal 2021. Twelve of the company’s 13 nameplates were made available with an electrified option, with PHEVs available in eight models and MHEVs in 11 models. As a result, the mix of electrified vehicles retailed in Fiscal 2022 increased to 66% as compared to 51% in Fiscal 2021.
Under Jaguar Land Rover’s Reimagine strategy it aims to launch Land Rover’s first BEV model in 2024 with a further five models offering a BEV option by 2026 and plan for Jaguar to emerge as a BEV only brand from 2025. In Fiscal 2022, approximately 11% of JLR’s global retail sales were all-electric
or were
plug-in
hybrid electric powertrains and approximately 55% of its global retail sales were mild hybrid electric powertrains. By 2030, JLR expects over 60% of its sales will come from pure electric vehicles, rising to 100% by 2036.
Internal combustion still also has a significant part to play supporting hybrid powertrain options, therefore we also engage in powertrain research. This research is supplemented by exploration into the area of low-carbon
sustainable fuels and the challenges of using this technology in modern, high power density engines. The revolutionary all-electric
Jaguar
I-PACE
has given Jaguar Land Rover advanced knowledge in electric motor design and lithium-ion
battery technology.

Shared Technologies
Jaguar Land Rover’s InMotion business unit focuses on developing innovative mobility solutions to address future travel and transportation needs, and invests in strategically relevant early-stage technology businesses, including Urgently, a U.S.-based digital roadside assistance provider (US$4.5 million invested), Circulor, a software-based supply chain tracking solution to trace commodities from extraction to the final product (£0.5 million invested), Battery Resources, a U.S.-based battery recycling company that recycles the feedstock into a finished cathode for resale and intermediate/secondary products (US$4.0 million invested) and Zeelo, which operates a marketplace, hiring vehicles from private hire coach operators which they then use to provide coach transportation to end-users
and B2B clients (US$1.4 million invested). In addition to corporate venture capital, InMotion’s start-up
studio creates, pilots and scales mobility businesses from the ground up. It has developed proprietary solutions in the urban mobility sector, such as THE OUT, an on-demand
premium car rental service, and Pivotal, a vehicle subscription service, with the goal to capture new customer segments and provide our customers with flexibility when accessing Jaguar and Land Rover products.
Intellectual Property
We create, own, and maintain a wide array of intellectual property assets throughout the world that are among our most valuable assets. Our intellectual property assets include patents, trademarks, copyrights, designs, trade secrets and other intellectual property rights. We proactively and aggressively seek to protect our intellectual property in India and other countries.
We own a number of patents in different fields of automobile technology and have applied for new patents which are pending for grant in India, as well as in other countries. We have also filed a number of patent applications outside India under the Patent Cooperation Treaty and Paris Convention Treaty, which we expect will be effective in other countries going forward. We also obtain new patents as part of our ongoing R&D activities.
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
As part of the acquisition of our Jaguar Land Rover business, ownership (or co-ownership,
as applicable) of core intellectual property associated with Jaguar Land Rover was transferred to us; however, such intellectual property is still ultimately owned by Jaguar Land Rover entities. Additionally, perpetual royalty-free licenses to use other essential intellectual property from third parties have been granted to us for use in Jaguar and Land Rover vehicles. Jaguar Land Rover owns registered designs to protect the design of its vehicles in several countries.
In varying degrees, all of our intellectual property is important to us. In particular, the Tata, Jaguar, Land Rover and Range Rover brands are integral to the conduct of our business, a loss of which could lead to the dilution of our brand image and have a material adverse effect on our business.
Components and Raw Materials
The principal materials and components required by us for use in Tata Commercial Vehicles and Tata Passenger Vehicles are steel sheets (for in-house
stampings) and plates, iron and steel castings and forgings, items such as alloy wheels, tires, fuel injection systems, batteries, electrical wiring systems, electronic information systems and displays, interior systems, such as seats, cockpits, doors, plastic finishers and plastic functional parts, glass and consumables, such as paints, oils, thinner, welding consumables, chemicals, adhesives and sealants, and fuels. We also require aggregates, such as axles, engines, gear boxes and cams for our vehicles, which are manufactured in-house
or by our subsidiaries, affiliates, joint ventures or operations and strategic suppliers. We have long-term purchase agreements for certain critical components, such as transmissions and engines. We have established contracts with certain commodity suppliers to cover our own as well as our suppliers’ requirements in order to moderate the effect of volatility in commodity prices. We have also undertaken special initiatives to reduce material consumption through value engineering and value analysis techniques.
Our sourcing department in India has two divisions: purchasing and supplier quality and supply chain management. Purchasing oversees the commercial aspects of products sourcing. It also oversees the allocation of share of business. The supplier quality division is responsible for APQP and managing ongoing supplier relationships. Supply chain management oversees the supply and delivery of parts from our suppliers. Our purchasing back office, known as GDC, supports the Purchasing division in managing all transactional work in the SAP ERP system.

As part of our strategy to become a value for money vehicle manufacturer, we have undertaken various initiatives to reduce our fixed and variable costs. We started an
e-sourcing
initiative in India in 2002, pursuant to which we procure some supplies through reverse auctions. We also use external agencies as third-party logistic providers. This has resulted in space and cost savings. Our initiatives to leverage information technology in supply chain activities have resulted in improved efficiency through real-time information exchange and processing with our suppliers. We continue to explore saving opportunities through our supplier base using various mechanisms, such as our “Value Addition and Value Engineering” initiative and competitive sourcing.
We have an established a supplier quality
16-step
process in order to ensure the quality of outsourced components. We formalized the component development process using Automotive Industry Action Group guidelines. We also have a program for assisting suppliers from whom we purchase raw materials or components to maintain quality. Preference is given to suppliers with TS 16949 certification. We also maintain a stringent quality assurance program that includes the random testing of production samples, frequent re-calibration
of production equipment and analysis of post-production vehicle performance, as well as an ongoing dialogue with supplier partners to eliminate production defects.
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
in-house
stamping) or externally in
pre-stamped
form, aluminum castings and extrusions, iron and steel castings and forgings and items, such as alloy wheels, tires, fuel injection systems, batteries, electrical wiring systems, electronic information systems and displays, leather-trimmed interior components, such as seats, cockpits and doors, plastic finishers and plastic functional parts, glass and consumables (paints, oils, thinners, welding consumables, chemicals, adhesives and sealants), rare earth minerals and fuels. Jaguar Land Rover also requires certain highly functional components, such as axles, engines and gear boxes for its vehicles, which are mainly manufactured by strategic suppliers. We have purchase agreements for critical components, such as transmissions and battery components. The components and raw materials in Jaguar Land Rover cars include steel, aluminum, copper, platinum, palladium, lithium, semiconductors and a number of other commodities. Jaguar Land Rover has established contracts with certain commodity suppliers (e.g., Novelis) to cover its own and its suppliers’ requirements to mitigate the effect of price volatility and supply disruption. Special initiatives are also undertaken to reduce material consumption through value engineering and value analysis techniques.
Semiconductors are critical components that are used across many areas of our vehicles, including powertrain, infotainment, ADAS, lighting and telematics. In light of the current shortages, we are taking steps to manage supply closely in the near term through more active supplier engagement while also setting out our longer-term strategy for the use of semiconductors in future products, such as EMA.
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
We have initiated a supplier optimization initiative for Indian domestic suppliers. This initiative will rationalize the current supply base, enabling scale cost benefits, improved quality and balance in volume cyclicality. This also improves supplier relationships, giving TML better access to technologies and support in vehicle development for new programs.
Suppliers are appraised based on our long-term requirements through a number of platforms, such as vendor council meetings, council regional chapter meetings, national vendor meets and location-specific vendor meets. We also take efforts to assess supplier financial risk.
Capital and Product Development Expenditures
Our capital expenditures totaled Rs.145,396 million and Rs.178,199 million during Fiscal 2022 and Fiscal 2021, respectively. Our capital expenditures during the past two fiscal years related primarily to new product development and capacity expansion for new and existing products to meet market demand as well as investments toward improving quality, reliability and productivity that are each aimed at increasing operational efficiency.
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
Governmental Regulations
Governmental Regulations in India
Automotive Mission Plan, 2016–2026
The Automotive Mission Plan
2016-26
(“AMP 2026”) is the collective vision of the Government of India and the Indian automotive industry, in which the goal is for the vehicle, auto component and tractor industries to reach certain size benchmarks over the next 10 years and also contribute to India’s development, global footprint, technological maturity, competitiveness, and institutional structure and capabilities. AMP 2026 also seeks to define the trajectory of specific regulations and policies that govern research, design, technology, testing, manufacturing, imports/exports, sales, use, repair, and scrapping of automotive vehicles, components and services.
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
The Auto Policy, 2002
The auto policy was introduced by the Department of Heavy Industry (“DHI”), Ministry of Heavy Industries and Public Enterprises of the Government of India in March 2002, with the aims, among other things, of promoting a globally competitive automotive industry that would emerge as a global source for automotive components, establishing an international hub for manufacturing small, affordable Passenger Cars, ensuring a balanced transition to open trade at a minimal risk to the Indian economy and local industry, encouraging modernization of the industry and facilitating indigenous design, R&D, as well as developing domestic safety and environment standards on par with international standards.

Auto Fuel Vision and Policy 2025
The Ministry of Petroleum and Natural Gas formed an expert committee under the chairmanship of Shri Saumitra Chaudhuri, a member planning commission, on December 19, 2012. Its objective was to recommend auto fuel quality applicable through model year 2025. The committee in its draft report has recommended Bharat Stage
IV-compliant
fuel across the country by 2017 and Bharat Stage
V-compliant
fuel with 10 ppm of sulfur to be made available from 2020 onward. The draft report proposes nationwide Bharat Stage V emissions standards for new four-wheelers from model year 2020 and for all four-wheelers from model year 2021. It also recommends BSVI emissions standards from model year 2024 onwards. In April 2014, the expert committee submitted its recommendations to the committee empowered by the Ministry of Petroleum and Natural Gas, which proposed the implementation of emissions standards one year earlier than the expert committee’s recommendations, which would result in the implementation of Bharat Stage V emissions standards starting in model year 2019 and BSVI emissions standards starting in model year 2023. However, in January 2016, the Government of India decided to implement the BSVI emissions standards even earlier by skipping Bharat Stage V emissions standards. As such, the BSVI standards were made applicable from April 1, 2020, to all categories of vehicles across India. The BSVI Phase 2 emissions norms will apply from April 1, 2023, and are expected to present a significant challenge from a developmental and continual capital expenditure standpoint.
FAME II Scheme
The Government of India announced the Faster Adoption and Manufacturing of Hybrid and Electric Vehicles in the India Phase II (“FAME II”) scheme in March 2019. Initially, FAME II is proposed to be implemented over a period of three years from Fiscal 2020 to Fiscal 2022. However, the DHI has extended the FAME II scheme until March 31, 2024. This scheme, in furtherance of the National Mission on Electric Mobility 2020, is intended to support PHEV, or xEV, market development and its manufacturing network to achieve self-sustenance, and the scheme is proposed to be implemented through three areas: (i) demand incentives, (ii) establishment of a network of charging stations, and (iii) administration of the scheme, including publicity, information, education and communication activities.
Central Motors Vehicles Rules, 1989
Chapter V of the Central Motor Vehicle Rules, 1989 (the “CMV Rules”) sets forth provisions relating to construction, equipment and maintenance of motor vehicles, including specifications for dimensions, gears, indicators, reflectors, lights, horns, safety belts and others. The CMV Rules govern emissions standards for vehicles operating on CNG, gasoline, liquefied petroleum gas and diesel.
On and from the date of commencement of the Central Motor Vehicle (Amendment) Rules, 1993, every manufacturer must submit the prototype of every vehicle to be manufactured by it for testing by the Vehicle Research and Development Establishment of the Ministry of Defense of the Government of India, the Automotive Research Association of India, Pune, the Central Machinery Testing and Training Institute, Budni (MP), the Indian Institute of Petroleum, Dehradun, the Central Institute of Road Transport, Pune, the International Center for Automotive Technology, Manesar or such other agencies as may be specified by the central government for granting a certificate by that agency as to the compliance with provisions of the Motor Vehicles Act, and the CMV Rules.
The CMV Rules also require manufacturers to comply with notifications in the Official Gazette, issued by the Government of India, to use such parts, components or assemblies in the manufacture of certain vehicles according to standards specified by either the Automotive Industry Standards Committee or the Bureau of Indian Standards.
Emission and Safety in India
The Government of India mandated BSVI standards, which are equivalent to Euro VI standards, for all vehicles across India. BSVI standards were made applicable across the country on April 1, 2020. All categories of our vehicles manufactured from April 1, 2020 are compliant with BSVI standards. Phase 2 BSVI emissions norms will be applicable from April 1, 2023. Manufacturers have to comply with stringent regulatory requirements like OBDII, RDE/PEMS and IUPR.

CAFE Standards for M1 Category Vehicles
The CAFE Phase 1 standards are applicable to M1 category vehicles from April 1, 2017. As a result, we are required to demonstrate CAFE compliance for our passenger vehicles, commercial vehicles and electric vehicle M1 models. TML has successfully complied with the Phase 1 CAFE requirements from Fiscal 2017 to Fiscal 2021, whereas for Fiscal 2022 TML has complied with the requirements and a compliance certificate is likely to be issued in August 2022. Through the use of the CAFE calculator, we regularly monitor production volumes and process to ensure that organizational level CAFE compliance (which will require us to produce enough fuel-efficient models to compensate for those models having higher CO
2
emissions in g/km) is established at all times during the year. Any non-compliance could lead to penalties, product recalls and/or other punitive measures. To support our compliance obligations, our overall product portfolio needs to be enhanced with the incorporation of electric and hybrid vehicles as well as the inclusion of environmentally friendly technological features in existing and forthcoming models. The M1 CAFE phase 2 norms are applicable from April 1, 2022, onwards. Recently MoP and the MoRTH have revised the industry Average Kerb Mass value from 1,145 kg to 1082 kg for calculation of Manufacturers’ CAFE Phase 2 compliance targets.
Light, Medium and Heavy Duty Fuel-Efficiency Norms
The Ministry of Power issued the final notification for Heavy Duty Fuel-Efficiency Norms for Diesel Vehicles of categories M3 and N3 with GVW of
12-tonne
and above. Every vehicle of the specified categories must meet fuel-efficiency targets mentioned in the notification based on constant speed fuel consumption tests conducted at 40 km/h and 60 km/h. The norms apply from January 1, 2021, for vehicles complying with BSVI emissions standards. However, in the absence of notification from the MoRTH, the norms have not been implemented. The correction factor for BSVI-compliant vehicles are recently finalized by the Petroleum Conservation Research Association (“PCRA”) and the same would be notified in due course of time. Our developmental efforts are in the final stages for ensuring compliance and our Commercial Vehicles range of products would be complying with the mandated norms as and when they are notified by MoRTH.
Fuel Efficiency Norms for Light and Medium Duty vehicles having gross vehicle weight ranging from
3.5-tonne
to
12-tonne
were notified by the Ministry of Power in July 2019. The notification is applicable with effect from April 1, 2020; however, final notification from MoRTH is still awaited for its implementation. The correction factor for BSVI-compliant vehicles was recently finalized by PCRA and the same would be notified in due course of time. Developmental efforts are in final stages for ensuring compliance, and our Commercial Vehicles range of products would be complying with the mandated norms as and when they are notified by MoRTH.
Crash and Other Safety Requirements for Motor Vehicles
India has a well-established regulatory framework administered by the MoRTH. Recently, the Government of India has embarked on a wide-ranging program to institute standardized safety features for a variety of motor vehicles. Crash safety requirements, such as full frontal, offset frontal and lateral impact, have been made mandatory for all new models starting October 1, 2017, and from October 1, 2019, for all existing models of vehicle categories as specified in the individual standards. A pedestrian compliance program has been instituted for all new models from October 1, 2018, and for all existing models from October 1, 2020. Passenger Vehicles (M1 Category) have been mandatorily equipped with additional safety features, such as driver airbag, safety belt reminders for driver and co-driver,
reverse parking alert system, speed alert system and manual override for central locking systems from July 1, 2019, onwards. In addition, the provisioning of child lock system has been prohibited in M1 transport category vehicles from July 1, 2019. Subsequently, co-driver
airbags have also been mandated in M1 vehicles from April 1, 2021 and December 31, 2021, for New Models and Existing Models, respectively. MoRTH has recently issued a Draft Notification for implementation of mandatory fitment of Two Side Torso and Two Side Curtain Airbags for M1 Category Vehicles manufactured after October 1, 2022, to enhance Safety of the Occupants toward reducing fatalities on account of road accidents. The Ministry has also recently issued a DRAFT Notification proposing implementation of revised standard for Safety Belts and mandatory fitment of Three point Safety Belt for all front-facing seats in all rows for M1 category vehicles, including middle seats from October 1, 2022.
Anti-lock braking systems (“ABS”) have been mandated for all M1 and M2 category Passenger Vehicles starting April 1, 2018, and April 1, 2019, for new models and existing models, respectively. The Government of India has also mandated advanced braking requirements for all motor vehicles, which became applicable progressively from 2021 onwards. The revised anti-lock braking requirements for M2, M3, N3 and N2 vehicles (for vehicles meant for the carriage of hazardous goods and LPG) were applicable from April 1, 2021, for new models and will be applicable from April 1, 2022, for all models. The revised braking requirements for all category of vehicles were applicable from April 1, 2021, for new models and will be applicable from April 1, 2022, for all models. To facilitate informed consumer decision-making, the government is in the process of formulating the Bharat NCAP, a star-rating-based system of safety assessment for Passenger Vehicles.

Fitment of vehicle location tracking systems and emergency buttons have been mandated for national permit vehicles from November 2, 2018, and for all passenger public service vehicles from January 1, 2019. Subsequently, in January 2020, MoRTH has issued a circular to the Principal Secretary (Transport) / Secretary (Transport) and Transport Commissioners of all States/UTs regarding the scheme for Implementation of “Development, Customization, Deployment and Management of State-wise vehicle tracking platform for safety and enforcement in accordance with AIS 140 Specifications”, in States / UTs under the Nirbhaya Framework. Recently MoRTH has issued a draft Notification proposing that after six months from the publication of Final Notification, the specifications, testing and Certification of the Vehicle Location Tracking Device (“VLTD”) and emergency buttons shall be in accordance with IS 16833:2018. Also recently, a draft notification has been issued proposing Fitment of VLTD in Vehicles carrying Hazardous or Dangerous Goods.
Additionally, the MoRTH has also mandated compliance with the Truck Body Code for all N2, N3 category vehicles in two phases (Phase I and Phase II) from October 1, 2018, and October 1, 2019, respectively. However, drive away chassis without cabins built by OEMs were exempted until March 31, 2020. The MoRTH has also mandated compliance with advanced requirements for fully built buses manufactured on and after April 1, 2019, supplied by OEM body builders. This calls for compliance with requirements, such as acceleration, NVH limits, multiplexing for wiring harness and fitment of fire detection and suppression systems. The reverse parking alert system for all buses and trucks, including small Commercial Vehicles, has been mandated from April 1, 2020. Recently MoRTH announced that all Type III buses and school buses manufactured on and after January 27, 2023, must comply with all the provisions of
AIS-135,
including occupant compartment fire safety requirements relating to occupant compartment fire alarm systems (“FAS”) and occupant compartment fire protection systems (“FPS”).
Many revised standards are now being mandated for various component and system-level requirements, such as fuel tanks, mirrors, light signaling devices, steering gears and effort, retro reflective devices, and Safety Glazing. In addition, MoRTH has mandated the fitment of high-security registration plates by the vehicle manufacturer and dealers of all motor vehicles manufactured on or after April 1, 2019. Also, multiple Quality Control Orders and Compulsory Registration Orders have been issued by the Government of India in recent times for components, such as wheelrims, brake liners, Safety glazing, and electronic items to control the import and sale of substandard after-market parts.
MoRTH issued the Final Notification mandating detailed CMV Rules for Implementation of various provisions on Auto Recall and
Non-compliance
from April 1, 2021. The Final Notification stipulates Rules for Implementation of Sections
39-40
of the Motor Vehicles (Amendment) Act, 2019, dealing with procedure for investigation, officers empowered to conduct investigations, procedure for hearing, and the penalties to be levied thereof, for violation of standards prescribed in Section 110; procedure for recall of defective motor vehicles; the accreditation, registration and regulation of testing agencies; and the procedure for type approval of motor vehicles and confirmatory of production. MoRTH has also issued Final Notification prescribing the Vehicle Percentage by category of owners reporting identical defects in reference to CMV Rule 127C: Defective Motor Vehicle and Recall Notice. With the intent of incorporating various checks and measures toward ensuring safer public and private transportation, MoRTH has issued Final Notification toward implementation of WVSCoP from December 2022.
TML is working toward meeting all applicable regulations which we believe are likely to become effective in various markets in the near future. We believe our vehicles also comply with the various safety regulations in effect in the other international markets where we currently operate.
India is a signatory to the 1998 United Nations Economic Commission for Europe (“UNECE”) Agreement on Global Technical Regulations and has voted in favor of all 11 Global Technical Regulations (“GTRs”). TML works closely with the Government of India to participate in WP 29 World Forum for Harmonization of Vehicle Regulations activities.
The Motor Vehicle (Amendment) Act 2019 was published on August 9, 2019. This act addresses vehicle recalls, road safety, traffic management and accident insurance, among other matters. The act imposes civil and criminal liability on manufacturers selling vehicles in contravention of the standards specified in the act, or required by the government to recall their vehicles. The act also proposes the creation of the National Road Safety Board to provide advice to the central and state governments on all aspects of road safety and traffic management. Accordingly, MoRTH has recently issued the Draft Notification G.S.R 754 dated December 8, 2020 regarding National Road Safety Board Rules, 2020. The Board shall consist of the Chairman and not less than three but not exceeding seven members to be appointed by the Central Government from amongst the persons who fulfil the criteria specified. The Board shall be responsible for promoting road safety, innovation and the adoption of new technology and for regulating traffic and motor vehicles.

MoRTH has issued/published the Policy Document on Voluntary Vehicle Fleet Modernization Program. It provides all the updates/mechanism toward the setting up of a vehicle scrappage Ecosystem for the phasing out of unfit and polluting vehicles. Scrapping of current end-of-life
vehicles (“ELVs”) will lead to
15-20%
reduction in emissions burden of the country due to vehicular pollution. The policy targets voluntary scrapping of over 10 million unfit vehicles strictly based on their fitness, irrespective of vehicle age. Subsequent to Release of Policy Document on Voluntary Vehicle Fleet Modernization Program in August 2021, MoRTH has issued the Final Notification regarding Motor Vehicles (Registration and Functions of Vehicle Scrapping Facility) Rules, 2021 with implementation from September 25, 2021. The Final Notification lays down the procedure for the establishment of RVSF. Also, MoRTH has issued the Notifications regarding non-renewal
of a registration certificate of government vehicles after 15 years and provision of Concession in Motor Vehicle Tax on submission of a certificate of vehicle scrapping.
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
Waste Management Rules 2016,
e-waste
Management Rules-2016, and the Construction and Demolition (“C&D”) Waste Management Rules 2016. We ensure that all prescribed standards are followed for control of pollution and management of waste and we have made significant investments toward pollution control and environmental protection at our manufacturing Plants.
The Environmental Impact Assessment Notification, 2006 and its amendments (the “EIA”) govern the process of granting “Environmental Clearance” to certain projects which are specified in the Schedule to the Rules. All of our manufacturing plants have obtained environmental clearances for specific projects in the past as and when mandated.
The Ministry of Environment, Forests and Climate Change (“MoEFCC”) has recently published a draft notification on March 23, 2020, titled The EIA Notification, 2020. We have submitted our comments and suggestions to MoEFCC on the Draft Notification. Translated versions of the Draft EIA Notification 2020 were made available in vernacular languages in 2021 to enable feedback and comments on the same. The final Notification is still awaited as of March 2022.The Government of India intends to regulate ELVs, which would be applicable to Passenger Cars and two wheelers. The authorized collection and dismantling centers would be equipped to handle Commercial Vehicles as well. The purpose of the ELV policy is to remove vehicles that are endangering the environment and public safety. No final Notification was issued in connection with this matter as of March 2022.
The Central Pollution Control Board has formulated the draft guidelines for environmentally sound management of ELVs for implementation on the principle of shared responsibility that mandates the specific roles for the stakeholders in the electric vehicle value chain which includes government authorities, manufacturers, recyclers, dealers, intermediaries, insurers and consumers.

MoRTH has also issued the draft guidelines for setting up, authorization and operation of an Authorized Vehicles Scrapping Facility in the country. These guidelines are notified for the safe and regulated disposal of above-mentioned vehicles for the protection of the environment and promotion of a legally compliant vehicle dismantling and scrapping industry. Recently, the Government of India has announced the Scrappage Policy in the Union Budget. However, detailed Notification in this regard is still pending.
Regulation of Imports and Exports
Regulation of quantitative restrictions on imports into India were liberalized with effect from April 1, 2001, pursuant to India’s World Trade Organization obligations, and imports of capital goods and automotive components were placed under the open general license category.
Automobiles and automotive components may, generally, be imported into India without a license from the Government of India subject to their meeting Indian standards and regulations, as specified by designated testing agencies. As a general matter, cars, UVs and SUVs in CBU may be imported at 60% basic customs duty. However, cars with cost, insurance and freight value of more than US$40,000 or with engine capacities greater than 3,000 cm
3
for petrol variants and 2,500 cm
3
for diesel variants or with both, may be imported at a 100% basic customs duty. Commercial Vehicles may be imported at a basic customs duty of 40%, and components may be imported at a basic customs duty ranging from at 15% to 7.5%.
MoRTH issued the final notification
regarding the acceptance of international standards (such as the UNECE or Japan) for direct import of “completely knocked down” units without any need of domestic type approval by amending provisions of CMV Rules 92 and 126. Under the modified rules, the compliance of such part, component or assembly shall be deemed to be established for the purpose of CMV Rules 124 and 126. Also, vehicle manufacturers can import unused right-hand drive CBUs or CKDs directly or through their authorized representative, up to 2,500 units of M1 and up to 500 units of other categories of vehicles annually, compliant with the international standard (such as the UNECE or Japan) without any need for domestic CMV Rules Type Approval for Sales and Registration.
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
The salient features of the GST are:

•	Applicable on the “supply” of goods or services as against the earlier concept of tax on the manufacture of goods or on the sale of goods or on the provision of services.

•	Based on the principle of destination-based consumption taxation as against the present principle of origin-based taxation.

•	Dual GST with the center and the states simultaneously levying it on a common base.

•
Replaced the taxes earlier levied and collected by the center, namely: (a) central excise duty; (b) duties of excise (medicinal and toilet preparations); (c) additional duties of excise (goods of special importance); (d) additional duties of excise (textiles and textile products); (e) additional duties of customs (commonly known as CVD); (f) special additional duty of customs; (g) service tax; and (h) cesses and surcharges insofar as they relate to supply of goods or services.

•
State taxes that were subsumed within the GST are: (a) state value-added tax; (b) the central sales tax; (c) purchase tax; (d) luxury tax; (e) entry tax (all forms); (f) entertainment tax (except those levied by the local bodies); (g) taxes on advertisements; (h) taxes on lotteries, betting and gambling; and (i) state cesses and surcharges insofar as they relate to supply of goods or services.

The GST rates together with the GST compensation cess rates applicable to vehicles as of March 31, 2022, are listed below:

Commodity	GST Rate	GST Comp Cess Rate
Small Cars (Diesel)	28%	3%
Small Cars (Gasoline)	28%	1%
Motor Vehicles for transport of 10 to 13 persons incl. driver	28%	15%
Motor vehicles for transport of more than 13 persons	28%	—
Chassis fitted with engine for transport of more than 13 persons	28%	—
Chassis fitted with engine for trucks	28%	—
SUVs and UVs	28%	22%
Car—Motor vehicle of engine capacity not exceeding 1500cc	28%	17%
Motor vehicle of engine capacity exceeding 1500 cc and other than SUV	28%	20%
Truck	28%	—
Electrically operated vehicles (any type)	5%	—
Environmental, Fiscal and Other Governmental Regulations Around the World
We are an automobile manufacturer, and our production facilities are subject to extensive governmental regulation regarding, among other things, air emissions, wastewater discharges, releases into the environment, human exposure to hazardous materials, the storage, treatment, transportation and disposal of hazardous materials and waste, the clean-up
and investigation of contamination and the maintenance of safe conditions. These regulations are likely to become more stringent and compliance costs increasingly significant. In addition, we have significant sales in the United States and Europe, which have stringent regulations relating to vehicular emissions and other countries are also imposing stricter emissions standards. The proposed tightening of vehicle emissions regulations by the European Union and other jurisdictions will require significant compliance costs from us. While we are pursuing various technologies in order to meet the required standards in the various countries in which we operate, the costs of compliance with these required standards can be significant to our operations and may adversely impact our results of operations.
Greenhouse Gas / CO
2
/ Fuel Economy Legislation
Current legislation in Europe limits M1 Passenger Car fleet average GHG emissions to 95 grams of CO
2
per kilometer for all new cars from 2020. Different targets apply to each manufacturer based on its respective fleets of vehicles and average weight. Jaguar Land Rover has been granted a derogation by the European Commission Secretariat General under Regulation (EU) 2019/631 Article 10 (4—Derogations for certain manufacturers) from the weight-based target requirement available to small volume and niche manufacturers (defined by European sales of less than 10,000 units and between 10,000 and 300,000 units, respectively). As a result, under the provisions of the niche manufacturer derogation, we are permitted to reduce our emissions by 45% from 2007 levels rather than meeting a specific CO
2
mass-based emissions target. Jaguar Land Rover had an overall 2012-2019 target of an average of 178.0 grams of CO
2
per kilometeer for our full fleet of vehicles registered in the European Union. In 2019, our fleet delivered 157.6 grams of CO
2
per kilometeer, well below the mandated target. The final 2020 report is due imminently from the European Environment Agency (“EEA”) (provisional data shows (i) we were non-compliant
due to the effects of the
COVID-19
pandemic limiting our ability to certify, then launch our new PHEV, which delayed the launch and, more importantly, the sale of much needed PHEV variants of our Land Rover Discovery Sport, Range Rover Evoque and Velar and our Jaguar
E-Pace
and
F-Pace
models as well as our sales mix overall to generate the previously planned sales to bring our fleet back into compliance by the end of 2020 and (ii) we are liable for a fine of approximately €40 million, to be paid during the second quarter of Fiscal 2023).
The European Union has regulated target reductions for 95% of a manufacturer’s full fleet of new passenger cars registered in the European Union in 2020 to average 95 grams of CO
2
per kilometer, rising to 100% in 2021. The new rule for 2020 contained an extension of the niche manufacturers’ derogation and permits us to reduce our emissions by 45% from 2007 levels, which enables us to have an overall target of 132 grams of CO
2
per kilometer. The 2018 EU CO
2
legislation extended the Niche Volume Derogation facility out to the end of 2028.
Since January 2021, the United Kingdom is not treated as an EU member state and the CO
2
regulations currently in force will cover the remaining 27 member states as well as Iceland and Norway. The United Kingdom has regulations that are nearly identical to the 2020 European Regulation, the only differences are some super credit provisions extended into 2021 and that targets are based on 2007 United Kingdom only status (similarly EU targets are based on 2007 EU15, excluding the United Kingdom).

All European compliance up to and including 2020 has been based on certification to the New European Driving Cycle (“NEDC”). Since September 2018, all vehicles have been certified to the WLTP. Compliance was still referenced to NEDC targets up to and including December 31, 2020. From 2021, compliance is be based on a new WLTP target, to determine new niche-derogated targets for us, the ratio of WLTP status: NEDC status in 2020 was then multiplied by the 2020 NEDC target to result in the 2021 WLTP target. This system preserved the WLTP intention of making the change to this new test procedure “compliance neutral”. As a result, there is an apparent increase in WLTP target and WLTP status, though the compliance task and stringency are identical.
For calendar year 2021 in both UK and Europe (Eu27), JLR (along with the whole automotive industry) were impacted by a global shortage of semiconductors which disproportionally impacted our ability to build and retail our PHEV and BEV vehicles necessary to achieve compliance. We estimate that, had we been able to build to meet natural market demand, we would have been compliant in both markets. JLR achieved compliance through the available flexibility stipulated in the regulations of “pooling” with other manufacturers (i.e., amalgamating the fleets of all manufacturers party to the pool—in this instance a pool was formed between JLR, Tesla and Honda in both UK and Europe all in public domain). Joining the pool required a compensation payment by JLR to Tesla of £5.8 million in the UK and £15 million in the EU. This pooling arrangement remains in place should it be required in 2022 as a safeguard against continuing semi-conductor supply constraints. As of the date of this annual report on Form
20-F,
we anticipate a compliant fleet this year in both markets.
In addition to the M1 Passenger Car regulations above, JLR now has a small N1 Light Commercial Vehicle fleet which is regulated by ostensibly the same regulation with different target values. In the UK, 3,310 N1 vehicles were sold in 2021 (commercial variants of Land Rover Defender and Discovery), and 1,152 N1 vehicles in Europe (Eu27) there is no derogation in place in either market, and JLR were non-compliant
in both markets with a fine liability (calculated internally) of approximately £1 million and £0.4 million, respectively. Provisional data has only recently been received and the final EEA report is expected during the fourth quarter of Fiscal 2023, with payment likely to be due during the first or second quarter of Fiscal 2024. For expediency, for 2022 we are working to form a pool with another N1 manufacturer, should it be required. We will need to declare any pooling by October 31, 2022. As of the date of this annual report on Form
20-F,
we anticipate a compliant fleet this year in both markets.
The UK Department for Transport (“DfT”) are currently consulting on a new 2024 regulation focusing on a Zero Emission Vehicle Mandate (dictating sales of vehicles with Significant Zero Emission Capability (“SZEC”) – definition undeclared currently) with a “CO
2
backstop” (with SZEC’s removed from fleet calculation, the backstop aims to ensure vehicles with conventional, ICE do not deteriorate from today during the transition to electric vehicles) the regulation is aimed to control carbon budgets in transport initially for the 2024-2027 period, a marked departure from the European approach, technical consultation deadline on June 10, 2022, with a full regulatory proposal due late in 2022.
Europe are developing their “Fit for 55” regulations aiming to reduce GHG emission by 55% by 2030, no indications of any significant increase in stringency before then, an overall European Parliamentary position is expected imminently.
In the United States, both CAFE standards and GHG emissions standards are imposed on manufacturers of passenger cars and light trucks. The federal CAFE standards for passenger cars and light trucks were set in 2011 by the National Highway Traffic Safety Administration “NHTSA”. Meanwhile, the Environmental Protection Agency “EPA” had set an average GHG emissions target from passenger cars, light trucks and medium-duty passenger vehicles at 163 grams per mile in model year 2025 (equivalent to the CAFE 54.5 miles per U.S. gallon if achieved exclusively through fuel economy standards).
In April 2020, EPA and NHTSA jointly announced their new Safer Affordable Fuel Economy (“SAFE 1”) Regulation mandating new less-stringent targets from 2021MY through 2026MY as directed by the Trump Administration. Subsequent to the change in the Presidential administration in the U.S., we received a New Final Rule in April 2022 from the Biden Administration to return to a more stringent set of targets running through to 2026MY.
Although the State of California had been empowered to implement more stringent GHG emissions standards, it_ elected to accept the existing U.S. federal standards for compliance with the state’s own requirements. In November 2012, the California Air Resources Board (“CARB”) accepted the federal standard for vehicles with model years 2017 to 2025 for compliance with the state’s own GHG emissions regulations via the “deemed to comply” mechanism.

However, in September 2019, the U.S. federal government revoked California’s right to set its own standards (the “waiver”) that required stricter air pollution rules than the federal government requires. California immediately moved to challenge the revocation in court. In 2021, the Biden Administration ruled to reinstate California’s waiver to enable CARB to move forward with its more stringent emissions regulations for vehicles, including the long established Zero Emissions Vehicle regulation (“ZEV”), which requires manufacturers to increase their sales of zero emissions vehicles year-on-year.
In addition, CARB initiated its own GHG regulations, which are more stringent than the EPA targets effective from the 2021MY. In addition to California, there are 15 other states across the U.S., predominantly on the East and West coasts, that also adopted both California GHG and ZEV regulations and a further three states that intend to follow suit. The precise sales required in order to meet a manufacturer’s obligation in any given model year depend on the size of the manufacturer and the level of technology sold. For example, transitional zero emissions technologies, such as plug-in
hybrids, can account for at least a proportion of a manufacturer’s obligation, but these technologies earn compliance credits at a different rate from pure zero emissions vehicles. Other compliance mechanisms are available under ZEV, such as banking and trading of credits generated through the sale of eligible vehicles. Initial indications show the requirement to purchase California GHG credits to achieve compliance in 2021MY, while 2022 and beyond can be serviced through overcompliance from 2026MY onwards due to the Reimagine strategy of accelerated electrification of all JLR products. There may be a requirement to purchase ZEV credits to service the “Eastern Pool”, the “Western Pool” and California itself are compliant. Development of a new Advanced Clean Cars II regulation which will cover GHG, ZEV and Low Emission Vehicle “noxious emissions” is in development to impact requirements from 2026 to 2035, by which time California targets a 100% ZEV requirement.
In addition, many other markets have employed similar GHG emissions standards, including Brazil, Canada, China, India, Japan, Mexico, Saudi Arabia, South Korea, Switzerland and, Taiwan, each with different target mechanisms, targets, timing, requirements, compliance penalties and regulatory flexibilities. Additionally, Australia have introduced a non-binding
voluntary agreement and JLR are constantly researching for any new markets which express interest in regulating GHG emissions.
We are fully committed to meeting all of these standards. Local excise tax initiatives are a key consideration in ensuring our products meet customer needs for environmental footprint and cost of ownership concerns as well as continued access to major city centers (such as London’s and Paris’ Ultra Low Emissions Zones and similar low emissions areas being introduced in other major urban centers). We are fully engaged with UK government consultation on its proposed ICE ban from 2030 in the United Kingdom (as recently announced by the UK government), indeed many other nations are looking at similar strategies from 2035 onwards. All our long-term strategies are being written with these future restrictions in mind.
Non-Greenhouse
Gas Emissions Requirements
The European Union has adopted Euro 6, the latest in a series of more stringent standards for emissions of other air pollutants from passenger and light commercial vehicles, such as NOx, carbon monoxide, hydrocarbons and particulates. These standards have been tightened again by the Euro
6d-TEMP
standard, which incorporates the introduction of RDE as a complement to laboratory testing to measure compliance. As a first step, manufacturers are required to reduce the discrepancy between laboratory compliance values and RDE procedure values to a conformity factor of a maximum of 2.1 (110%) for all models from September 2017 for passenger cars and from September 2018 for new light commercial vehicles. Following that, manufacturers will be required to reduce this discrepancy to a conformity factor of a maximum of 1.43 (43%) by January 2020 for new models of passenger cars and by January 2021 for all vehicles registered.
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
In California, the Low Emissions Vehicle 3 (“LEV3”) regulations and ZEV regulations place strict limits on emissions of particulates, NO
x
, hydrocarbons, organics and GHGs from passenger cars and light trucks. These regulations require ever-increasing levels of technology in engine control systems, on-board
diagnostics and after treatment systems affecting the base costs of our powertrains. California’s LEV3 and ZEV regulations cover model years 2015 to 2025. Additional stringency of evaporative emissions also requires more-advanced materials and joints solutions to eliminate fuel evaporative losses, all for much longer warranty periods (up to 150,000 miles in the United States).
In addition, the Tier 3 Motor Vehicle Emissions and Fuel Standards issued by the EPA in April 2014 established more stringent vehicle emissions standards broadly aligned to California’s LEV3 standards for 2017 to 2025 model year vehicles.

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
For example, in response to severe air quality issues in Beijing and other major Chinese cities, the Chinese government has adopted more stringent emissions standards known as China 6, which is broadly aligned with California LEV3 levels, and are expected to introduce RDE from 2023; India has introduced BSVI from April 2020, and is expected to introduce RDE from 2023; Japan will introduce RDE for diesel vehicles from 2022.
To comply with the current and future environmental norms, we may have to incur substantial capital expenditure and R&D expenditure to upgrade products and manufacturing facilities, which would have a material and adverse impact on our cost of production and results of operations.
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
Vehicle Safety Legislation
Our products are certified in all markets in which they are sold and compliance is achieved through vehicle certification in the respective countries. Many countries use, and in many instances adopted into their own regulatory frameworks, the regulations and technical requirements provided through the UNECE series of vehicle regulations.
Vehicles sold in Europe are subject to vehicle safety and environmental regulations established by both the European Union and by individual member states, if any. Following the incorporation of the United Nations standards commenced in 2012, the European Commission requires new model cars to have electronic stability control systems and has introduced regulations relating to low-rolling
resistance tires, tire pressure monitoring systems and requirements for heavy vehicles to have advanced emergency braking systems and lane departure warning systems. The latest mandatory measures include safety belt reminders for more than only the driver seat, electric car safety requirements, easier child seat anchorages and in the near future, regulated control on software updates, cyber security, automatic lane keeping systems will be introduced.
NHTSA issues Federal Motor Vehicle Safety Standards covering a wide range of vehicle components and systems, such as occupant protection, seatbelts, brakes, windshields, tires, steering columns, displays, lights, door locks, side impact protection and fuel systems. NHTSA has recently added, in addition to the technical requirements United States Federal Motor Vehicle Safety Standard (“FMVSS”) requirements, voluntary agreements relating to autonomous emergency brake system installation and rear seat reminder systems.
Failure to meet product-regulated requirements in any jurisdiction will likely require some form of product recall to remedy the compliance failure. The financial cost and impact on consumer confidence of such recalls can be significant depending on the nature of the deficiency, repair required and the number of vehicles affected. The different standards applicable across the territories or countries increase the cost and complexity of designing and producing vehicles and equipment.
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
In April 2019, NHTSA granted the above-mentioned petition.
NHTSA continues to raise enquiries relating to reports of product safety matters. More recently, NHTSA has been actively reviewing post recall remedy issues through its recall query process. In June 2019, NHTSA requested information relating to reports of fuel leaks from the fuel tank outlet flange or dust cover. All NHTSA enquiries are published and are in the public domain.
While vehicle safety regulations in Canada are similar to those in the United States, many other countries have different requirements. The differing requirements among various countries create complexity and increase costs such that the development and production of a common product that meets the country regulatory requirements of all countries is not possible. GTRs developed under the auspices of the United Nations continue to have an increasing impact on automotive safety activities, as indicated by European Union legislation. In 2008, GTRs on electronic stability control, head restraints and pedestrian protection were each adopted by the United Nations World Forum for the Harmonisation of Vehicle Regulations, and are now in different stages of national implementation. While global harmonization is fundamentally supported by the automobile industry in order to reduce complexity, national implementation may still introduce subtle differences into the system.
The effect of Brexit on vehicle certification and type approval in the United Kingdom and the European Union is clear and implementation of the changes required to accommodate this have now been completed. The European Union has issued regulation to facilitate a transition from the current
28-member
state system permitting transfer to one of the remaining member state approval authorities. The UK government has introduced legislation allowing proof of compliance from the European Union to be accepted in the United Kingdom for a limited period of time whilst the United Kingdom implements its system of vehicle certification and type approval. The current plan for the implementation of a GB Type Approval scheme is intended to be implemented in July 2023 for M and N category vehicles and this is intended to replicate the EU legislation in place as of December 31, 2020, while under the trade agreement agreed for Northern Ireland will mean Northern Ireland will retain EU compliance.
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
In accordance with treasury policy, Jaguar Land Rover has maintained insurance coverage that is reasonably adequate to cover normal risks associated with the operation of its business, such as coverage for people, property and assets, including construction, general, auto and product liability. On August 12, 2015, a series of explosions caused widespread damage at the Port of Tianjin in China, one of three major locations in China through which Jaguar Land Rover imports its vehicles. At the time of the explosion, approximately 5,800 Jaguar Land Rover vehicles were stored at various locations in Tianjin. Many of these vehicles were destroyed or damaged in the explosion, and, as a result, Jaguar Land Rover recognized an exceptional charge of GBP245 million in the second quarter of Fiscal 2016. By the end of Fiscal 2017, GBP274 million had been recovered through the receipt of insurance proceeds and other recoveries. These included amounts received for insurance, tax recoveries, foreign exchange gains and the sales of vehicles that were at the port at the time of the explosion, including GBP35 million related to other costs associated with Tianjin, including lost and discounted vehicle revenue. There can be no assurance that any claim under our insurance policies will be honored fully or timely, our insurance coverage will be sufficient in any respect or our insurance premiums will not increase substantially. Accordingly, to the extent that we suffer loss or damage that is not covered by insurance or which exceeds our insurance coverage, or have to pay higher insurance premiums, our financial condition may be materially and adversely affected.
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

Export Promotion Capital Goods
Since Fiscal 1997, we have benefited from participation in the Export Promotion Capital Goods Scheme (the “EPCG Scheme”), which permits us to import capital equipment under a special license at a substantially reduced customs duty. Our participation in this scheme is subject to us fulfilling an obligation to export goods manufactured or produced by the use of capital equipment imported under the EPCG Scheme to the value of a multiple of the cost plus insurance and freight value of these imports or customs duty saved over a period of six to eight years from the date of obtaining the special license. We currently hold 29 licenses (excluding redeemed licenses) which require us to export our products of a value of approximately Rs.32.03 billion between the years 2016 to 2028, and we carefully monitor our progress in meeting our incremental milestones. After fulfilling some of the export obligations under the applicable provisions of the foreign trade policy, as of March 31, 2022, we have remaining obligations to export products worth approximately Rs.7.41 billion by March 2028. In the event that the export obligation under the EPCG Scheme is not fulfilled, we would have to pay the differential between the reduced and normal duty on the goods imported along with interest. In view of our past record of exceeding our export milestones, and our current plans with respect to our export markets, we do not currently foresee any impediments to meeting our export obligation in the required time frame.
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
Capital investments underway as of March 31, 2014, included the investment of Rs.3,098.8 million to build an automobile manufacturing facility at Singur in West Bengal for the Nano project. In October 2008, we moved the Nano project from Singur in West Bengal to Sanand in Gujarat. In June 2011, the then-newly-elected government of West Bengal (the “West Bengal Government”) enacted a law known as the Singur Land Rehabilitation & Development Act, 2011 and by virtue of the provisions of this law, the West Bengal Government took possession of the land. We challenged the law’s constitutionality. In June 2012, the Calcutta High Court declared the law unconstitutional and restored our rights under the land lease agreement. The West Bengal Government filed an appeal in the Supreme Court of India in August 2012.
The appeal regarding the constitutionality of the Singur Act before the Supreme Court of India was rendered moot and was subsequently withdrawn, in light of the fact that, in August 2016, the Supreme Court of India declared the acquisition of the land for the project by the West Bengal Government illegal and directed that the land be returned to the landowners. In Fiscal 2015, our management made a provision for carrying the capital cost of buildings at Singur amounting to Rs.3,098.8 million, excluding other assets (such as electrical installations) and expenses written off or provided in earlier years, security expenses, lease rent and claim for interest on the entire amount (including Rs.3,098.8 million).
There are two main issues in the case, namely: (i) the West Bengal Government’s acquisition of the land from the original landowners and (ii) the leasing of the acquired land by the West Bengal Government to the Company. In January 2008, the Calcutta High Court upheld the West Bengal Government’s acquisition of the land for the purpose of leasing it to the Company to set up the plant for manufacturing Tata Nano vehicles. The losing parties appealed the Calcutta High Court’s judgment to the Supreme Court of India. In August 2016, the appeal was set aside by the Supreme Court of India as detailed above. The Supreme Court of India’s decision also rendered the West Bengal Government’s lease of the land to TML unviable. However, the lease agreement contained a clause stating that, if the acquisition was deemed illegal, the West Bengal Government would indemnify TML for the capital cost it had incurred on the site. The lease agreement also provided for arbitration as a mechanism to resolve any dispute between TML and the West Bengal Government. When TML raised its claim for compensation for indemnification for capital and other costs, the West Bengal Government declined to grant the same. TML sought arbitration pursuant to the lease agreement in order to resolve the dispute. After arbitration commenced, TML filed its claim for compensation before the arbitral tribunal comprising two retired judges from the Calcutta High Court and presided over by a retired judge from the Supreme Court of India. The arbitration proceedings before the arbitral tribunal have started in May 2019 and a counterclaim was also filed by West Bengal Industrial Development Corporation. As of the date of this annual report on Form
20-F,
witness examinations are underway.

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
In 2014, the CCI held that automobile manufacturers, including TML, have engaged in anti-competitive practices and imposed a penalty of 2% of their total turnover in India. TML was ordered to pay a penalty of Rs.13,465 million within a period of 60 days of the receipt of order. TML challenged the order of the CCI in the Delhi High Court on constitutional issues. In 2019, the High Court allowed the petitions, partly by striking down Section 22(3) of the Competition Act. Also in 2019, the Supreme Court of India extended the relief that was granted by Delhi High Court during the pendency of the matter before it. As of the date of this annual report on Form
20-F,
the matter remains to be listed for further proceedings in due course.
In another matter, two of our
ex-dealers
filed information with the CCI alleging that TML had engaged in anti-competitive practices by colluding with its finance subsidiaries (TMFL and TMFSL) and abused its dominance in the market. The complaints include allegations that TML had coerced dealers to avail finance from Tata NBFCs, established a cartel to impose minimum stock requirements and make available financing and violated certain anti-competitive provisions of the Competition Act. In May 2021, the CCI issued an order directing the director general of the CCI to initiate an investigation against TML, but did not otherwise make any final or binding observations or determinations (including with respect to any possible penalties or fines) with regard to the allegations. As of the date of this annual report on Form
20-F,
the investigation is underway. As of the date of this annual report on Form
20-F,
we have not received any notice or query from the director general of the CCI following the order. We are preparing internally to respond to the queries as soon as raised by the director general of the CCI.
In February 2021, TML received notice from the competition commission of Tanzania in connection with an investigation of TML’s distribution business, and a compliance order providing, among other matters, that TML cease the operation relating to exclusivity of distributorship for its commercial vehicles; revising of import prices; and fixing and reviewing the retail prices of each of its commercial vehicles in the Tanzanian market, until the date of final determination of the complaint by the competition commission of Tanzania. TML has applied to the competition tribunal in Tanzania for hearing and determination. As a result of this application, the competition commission’s order is automatically stayed as of the date of the application. Despite such automatic stay on account of pending appeal before the competition tribunal, the commission vide order dated June 10, 2021, has passed an ex-parte
order with provisional findings indicating an administrative fine of approximately TZS9.5 billion (approoximately US$4.1 million) on TML and allowing 21 days from the date of the order is received to file its reply. TML along with its other two respondents importer/distributor have filed without prejudice settlement plan before competition commission of Tanzania for settlement of complaint by offering TZS300 million (approximately US$130,000) from all three parties. As of the date of this annual report on Form
20-F,
negotiations are ongoing with the competition commission of Tanzania to settle this matter.
The DG Competition of European Commission issued a request for information to Tata Motors with regard to investigation of alleged anti- competitive behavior by Google in European Economic Area. The matter pertained to the use of navigation system or apps from Google in vehicles manufactured by Tata Motors and Jaguar Land Rover in various geographies, including in Europe. Tata Motors, through Jaguar Land Rover, has submitted its response on February 18, 2022, to European Commission. No direct repercussions is expected on TML since navigation system or apps from Google have not been used in its vehicles.
A SEBI Order, dated March 6, 2018, directed TML to conduct an internal inquiry within three months into the leakage of information relating to its financial results for the quarter ended December 2015 and to take appropriate actions against those responsible. TML hired Ernst & Young LLP to conduct an internal investigation. The report was submitted to SEBI on June 11, 2018. The Company has taken various steps to strengthen and improve communications within the Company and amongst designated employees, to prevent leakages and to restrict communication of Unpublished Price Sensitive Information to restricted few and that to with encrypted password protected files. These steps have been communicated to SEBI assuring them that the highest degree of importance was accorded to strict adherence of all applicable regulatory and legal requirements at TML. There has been no further communication after November 20, 2020.
The Company, consequent to an order of the Supreme Court of India in the case of
R.C Gupta and Ors. Vs Regional Provident Fund Commissioner, Employees Provident Fund Organization and Ors
, evaluated the impact on its employee pension scheme and concluded that because the Court had stated that the decision was applicable to the facts of that case, it will not be applicable to TML due to factual differences as per the external legal opinion. Hence, it is not probable that there will be an outflow of resources. The Company has also filed an intervention application with the Supreme Court of India on April 2019, which is pending before the Court. The Company has also filed application before the authorities for surrender of exemption in respect of its pension scheme.

The Pimpri Chinchwad Municipal Corporation (the “PCMC”) had fixed the ratable value of the open land of the Company at Pune on the basis of a Departmental Circular of the Commissioner, PCMC, dated August 13, 2001. The open area was assessed as: Open Land = Plot Area—Plinth Area. The property tax on open land is based on the ratable value. This issue was challenged before several courts, including the Supreme Court of India, and presently the matter is pending before the Civil Court at Pune. The court has passed an injunction order restraining the PCMC form taking any steps to recover any tax basis the ratable value fixed by the PCMC.
C. Organizational Structure.
Tata Sons—Our Promoter and its Promoted Entities
Tata Sons holds equity interests in its promoted companies engaged in a wide range of businesses. The entities promoted by Tata Sons, including Tata Motors Limited, are based substantially in India and had aggregate revenues in excess of approximately US$100 billion for the financial year ending March 31, 2022. The businesses of entities promoted by Tata Sons can be categorized under 10 business verticals, information technology, steel, automotive, consumer and retail, infrastructure, financial services, tourism and travel, aerospace and defense, telecom and media and trading and investments.
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
Over the years, the operations of the entities promoted by Tata Sons have expanded to encompass a number of major industrial and commercial enterprises, including Indian Hotels Company Limited (1902), Tata Steel Limited (“TSL”) (1907), Tata Power Company Limited (1910), Tata Chemicals Limited (1939), and Tata Motors Limited (1945). Other Tata entities include Voltas Limited (1954) and Tata Consumer Products Limited (formerly known as Tata Global Beverages Ltd.) (1962), along with its
UK-based
Tetley tea business.
TCS, a subsidiary of Tata Sons, which started its operations in the 1960s as a division of Tata Sons and later became a listed public company, is a leading software service provider in India and several countries abroad and the first Indian software firm to breach the US$100 billion market capitalization mark. TCS has delivery centers around the globe, including the United States, the United Kingdom, Hungary, Brazil, Uruguay, China, Europe, Asia Pacific, Latin America, as well as India. Tata Sons promoted India’s largest general insurance company, New India Assurance Company Limited, which was subsequently taken over by the government as part of the Government of India’s nationalization program. Tata Sons also promoted India’s first airline, viz., Tata Airlines, which later changed its name to Air India and was taken over by the government as part of the Government of India’s nationalization program. During the Fiscal 2022, Tata Sons through its affiliate(s) bid successfully and acquired the controlling stake in Air India from the Government of India and became the owner of Air India again, which is one of the most prestigious and widely recognized airlines in the world.
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
NBFC and a core investment company registered with the RBI, that services the financial needs of retail and institutional customers in India; Tata Realty and Infrastructure Limited, established in 2007, which is an Infrastructure and Real Estate developer; AirAsia (India) Limited, established in 2013, which is a low-cost
airline; Tata SIA Airlines Limited, a joint venture established in 2013 which is engaged in full service scheduled passenger airline services; Tata Advanced Systems Limited, established in 2006 and its subsidiaries which are, inter alia
, engaged in activities including scientific, technical and R&D activities, manufacturing, testing and experimenting equipment, and components, in the field of advanced defense technologies, security systems, aerospace and aerostructures.

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
Companies which have subscribed to the Tata Brand Equity & Business Promotion Scheme pay an annual subscription fee to use the “TATA” business name and trademarks and participate in and gain from the promotion of the Tata brand equity as well as to avail themselves of various services, including legal, human resources, economics and statistics, corporate communications and public affairs services organized by Tata Sons. We believe that we benefit from the use of and association with the “TATA” brand identity and accordingly, Tata Motors Limited and certain of its subsidiaries have subscribed to the Tata Brand Equity & Business Promotion Agreement and pay an annual subscription fee to Tata Sons which is in the range of 0.15% to 0.25% of the annual net income (defined as net revenues exclusive of excise duties and other governmental taxes and non-operating
income), subject to a ceiling of 5% of annual profit before tax (defined as profit after interest and depreciation but before income tax), each calculated on a standalone basis for these entities. In some of the past years, Tata Sons has lowered the absolute amount of subscription fee in light of its outlay for activities related to brand promotion and protection in those years. For Fiscal 2014, Fiscal 2015, Fiscal 2017, Fiscal 2018, Fiscal 2020, Fiscal 2021 and Fiscal 2022, no amount was paid in view of losses of Tata Motors Limited calculated on a standalone basis. Pursuant to our licensing agreement with Tata Sons, we have also undertaken certain obligations for the promotion and protection of the Tata brand identity licensed to us under the agreement. The agreement can be terminated by written communications between the parties or by Tata Sons upon our breach of the agreement and our failure to remedy such a breach, or by Tata Sons upon providing six-months’
notice for reasons to be recorded in writing. The agreement can also be terminated by Tata Sons upon the occurrence of certain specified events, including liquidation of Tata Motors Limited.
The entities promoted by Tata Sons continue to follow the ideals, values and principles of ethics, integrity and fair business practices espoused by the founder Mr. Jamsetji Tata and his successors. To further protect and enhance the Tata brand equity, these values and principles have been articulated in the Tata Code of Conduct, which has been adopted by the entities promoted by Tata Sons. The Tata Trusts have also made significant contributions toward national causes through promotion of public institutions in the field of science, such as the Indian Institute of Science and the Tata Institute of Fundamental Research and in the field of social services through the Tata Institute of Social Sciences, the Tata Memorial Hospital, National Centre for the Performing Arts in Mumbai and, more recently, the Tata Medical Center at Kolkata in India for cancer patients, set up by the Tata Trusts and supported by Tata Sons and its promoted companies. The Tata Trusts are among the largest charitable foundations in India.
Some of the entities promoted by Tata Sons hold shares in other companies promoted by Tata Sons. Similarly, some of the Company’s directors may hold directorships on the boards of Tata Sons and/or other entities promoted by Tata Sons. However, there are no voting agreements, material supply or purchase agreements or any other relationships or agreements that have the effect of binding us with other entities promoted by Tata Sons at management, financial or operational levels. With the exception of TSL, which under the Articles of Association has the right to appoint one Director on the Board, neither Tata Sons nor its subsidiaries have any special contractual or other power to appoint Directors or management. They have only the voting power of their respective shareholdings in Tata Motors Limited. Except as set forth in the tables below under the heading “Subsidiaries and Affiliates” and except for approximately a 15.37% equity interest in Tata Services Limited, a 14.47% equity interest in Tata International Limited and a 10.47% equity interest in Tata Industries Limited, our shareholdings in other entities promoted by Tata Sons are generally insignificant as a percentage of their respective outstanding shares or in terms of the amount of our investment or the market value of our shareholdings of those companies.

Subsidiaries and Affiliates
The subsidiaries, joint operation and equity method affiliates and joint ventures of Tata Motors Limited that together with Tata Motors Limited form the Tata Motors Group as of March 31, 2022, are set forth in the chart below:

(1)
Under a scheme of arrangement, TMPVL (name changed from TMLBASL with effect from September 17, 2021), a wholly-owned subsidiary of TMBSL, direct subsidiary of Tata Motors Limited with effect from January 1, 2022.

(2)	TDCL, a wholly owned subsidiary of Tata Motors Limited was merged with TMLBSL, a wholly owned subsidiary of TML, via a scheme of arrangement with effect from April 1, 2021.
(3)	Investments in Trilix and TMETC were transferred to a wholly owned subsidiary, TMPVL with effect from January 1, 2022, via a scheme of arrangement.
(4)	Incorporated with effect from December 21, 2021, and has one wholly-owned subsidiary. Investments of TMETC were purchased from TMPVL on March 10, 2022.
(5)	Incorporated with effect from June 7, 2021.
(6)	These subsidiaries are based in many countries outside India.
(7)	Holding Company of Jaguar Land Rover Automotive Plc, TDCV, Tata Motors (Thailand) Limited, Tata Motors (SA) (Proprietary) Limited and PT Tata Motors Indonesia.
(8)	Holding in its subsidiary, Tata Daewoo Commercial Vehicle Sales and Distribution Co. Ltd. is 100%.
(9)	Holding 99.997% in PT Tata Motors Distribusi Indonesia, a subsidiary, along with TML Holdings Pte. Ltd. holding 0.003%.
(10)	Tata Motors Limited’s shareholding increased from 51% to 61.86% with effect from November 15, 2021.
(11)	The holdings in its 12 subsidiaries ranges between 74.43% and 74.48%, out of which one subsidiary, namely, Cambric GmbH, was liquidated with effect from September 17, 2020.
(12)	Holds 100% shareholding in TMFL and TMFSL.
(13)	Incorporated with effect from August 31, 2020, and Jaguar Land Rover Limited’s shareholding is 30% with effect from April 30, 2021.
(14)	The indirect holding in these 15 subsidiaries ranges between 13% to 26% and the indirect holdings in these eight joint ventures ranges between 13% to 15.60%.
(14)	Holding in its subsidiary, Chery Jaguar Land Rover Auto Sales Company Limited, is 100%.
(15)	An affiliate of TTL.

Out of the above, the following are the Company’s three significant subsidiaries as defined under Regulation
S-X:

Name	Country of Incorporation	Ownership Interest / Voting Power
Jaguar Land Rover Automotive Plc	United Kingdom	100%
Jaguar Land Rover Limited	United Kingdom	100%
Jaguar Land Rover Holdings Limited	United Kingdom	100%
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
The manufacturing facilities at Pune and Sanand for Passenger Vehicles have been transferred to TMPVL via a scheme of arrangement with effect from January 1, 2022.
The manufacturing facilities of TDCV are based in Gunsan, South Korea. TDCV has received the IATF 16949 certification, the automotive quality management system, given by SGS UK Ltd., a certification body accredited by the International Automotive Task Force. It is the first South Korean commercial vehicle manufacturer that received the IATF 16949 certification.
Fiat India Automobiles Private Limited, our joint arrangement with FCA Italy, has its manufacturing facility located in Ranjangaon, Maharashtra. The plant is used for manufacturing Tata and Fiat branded cars and engines, and transmissions for use by both partners.
Through Jaguar Land Rover, we currently operate four principal automotive manufacturing facilities in the United Kingdom at Solihull, Castle Bromwich, Halewood and the EMC at Wolverhampton, as well as two product development facilities in the United Kingdom at Gaydon and Whitley. Most of these facilities are owned as freehold estates or are held through long-term leaseholds, generally with nominal rents. In December 2015, Jaguar Land Rover announced an initial investment of GBP1 billion to build a manufacturing facility in Slovakia (owned as a freehold estate), which opened in October 2018 and currently produces the Land Rover Discovery and the new Land Rover Defender. Jaguar Land Rover also owns a joint venture manufacturing plant under our China Joint Venture, in Changshu, near Shanghai, as part of an RMB10.9 billion investment that also includes a new R&D center, which opened in October 2014. A new engine plant producing Jaguar Land Rover’s
2.0-Liter
Ingenium petrol engines opened in July 2017 for installation into vehicles manufactured by the China Joint Venture. Jaguar Land Rover also opened a new manufacturing facility in Brazil in June 2016, which manufactures the Range Rover Evoque and Discovery Sport for the Brazilian market. Jaguar Land Rover now produces the
I-PACE
BEV and the new Jaguar
E-PACE
in Graz, Austria under its manufacturing partnership with Magna Steyr.
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

The design and development of fuel-efficient vehicles and vehicles running on alternative renewable energy has become a priority because of fossil fuel scarcity, escalating fuel prices, climate change concerns, and government regulations. New and advanced technologies encourage customers to look for product differentiation based on advanced technologies used in the vehicle. We have articulated our sustainability and climate change policies that address key climate change issues related to products, processes and services, and are committed to reduce the GHG emissions throughout the lifecycle of our products. Our approach toward climate change mitigation and pursuing low carbon growth is three-fold: (i) develop cleaner and more fuel-efficient vehicles, (ii) reduce environmental impacts of manufacturing operations and (iii) build awareness among stakeholders. Our sustainability strategy is aligned with global and national policies of future mobility solutions. Accordingly, we are working on low carbon product development across our Commercial and Passenger Vehicle segments and have already launched a range of advanced technology vehicles, which would help mitigate climate change risk and curb urban air pollution.
India has committed to reduce its carbon emissions at the international stage. Tata Motors is a signatory to the CII Climate Action Charter- a platform for Indian businesses developing actions to build sustainable and resilient businesses, thus ensuring long-term competitiveness. We are engaging in partnerships to adopt energy efficient technologies for products and processes. We also actively participate in various National Committees of the Government of in India, working on formulating policies and regulations for environment protection, including reduction of GHG.
We are continually developing products to meet the current and future emissions standards in India and other countries. In order to manage regulatory and general risks of climate change, we are increasingly investing in the design and development of new advanced technologies. With the growing need for reducing on road emissions for vehicles, innovative technologies are needed to support the changing scenario and achieving targets. In order to reduce carbon emissions from vehicles, our focus is on researching, developing and producing advanced technologies, such as hybrid engines, electric cars and fuel-cell vehicles. We have developed a range of electric vehicles, such as the Tata ACE EV, Tigor EV, X pres TEV, Nexon EV and Nexon EV max. In addition, we are committed to launching 10 new EVs by Fiscal 2025. Tata 407, Tiago and Tigor were launched with CNG variants during Fiscal 2022. TML also secured a contract for 15 Hydrogen Fuel Cell buses from Indian Oil Corporation during Fiscal 2022.
GHG emissions from our manufacturing operations are generated from combustion of fossil fuels and power consumption. In line with our Climate Change Policy, we are consciously working toward mitigating these emissions by improving energy efficiency and adopting renewable energy. We are a signatory to RE100 - a global collaborative initiative of influential businesses committed to use of 100% renewable power. Our approach includes investment in captive wind power as well as power purchase agreements with renewable energy producers and in-house
generation through rooftop solar power to increase the percentage of renewable energy utilized. All our manufacturing facilities in India are certified to
ISO-14001:2015
Environmental Management Systems. With a view to extend these initiatives beyond our operations, we are implementing a sustainable supply chain initiative in a phased manner since Fiscal 2017 for integrating sustainability in the supply chain to minimize the environmental and social impacts of our supply chain. We are also working with our downstream channel partners, dealerships and service centers for improving their sustainability performance.
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

Jaguar Land Rover’s business and manufacturing processes result in the emission of GHGs, such as carbon dioxide. We expect the legal requirements to reduce GHGs to become increasingly more stringent and costly to address over time. For example, the European Union Emissions Trading Scheme (“EU ETS”), a European Union-wide system in which allowances to emit GHGs are issued and traded, is now in Phase IV and currently applies to three manufacturing facilities in the United Kingdom and is in the process of being applied to our Slovakia manufacturing facility. The free allocation of EU ETS carbon allowances significantly reduces in Phase 4 of the EU ETS (starting from the end of 2020) and, as a result, we will be required to purchase an increased number of allowances, potentially at substantial cost. This forecast is subject to further evaluation based on the final terms of the Brexit negotiations and their potential impact on the regulated carbon schemes. In any event, there will be a cost to purchase increased credits in Slovakia and that will be assessed following the EU ETS permit application and issue.
In response to increased public interest, carbon legislation is rapidly evolving around the globe. The implementation requirements differ, with some countries, such as the United Kingdom, setting targets for “Net Zero Carbon” attainment by 2050. In other countries, time frames and the degree of commitment vary.
We have a CCA in the United Kingdom, which covers Jaguar Land Rover’s three vehicle manufacturing plants and one of our Special Operations facilities. This requires us to deliver a 15% reduction in energy use per vehicle by 2020 compared to the 2008 baseline.
The Carbon Reduction Commitment (“CRC”) energy efficiency scheme ceased in 2019. In response to the loss of revenue for Her Majesty’s Treasury from the cessation of the CRC, the amount of Climate Change Levy that we pay has increased in the United Kingdom. There has been the development of the SECR which will replace reporting under CRC and is compulsory for UK entities for UK operations.
The Best Available Techniques Reference Document (“BREF”) for Jaguar Land Rover’s paint shops has been under review and, in 2019, changes have been proposed, including the lowering of permissible emissions to 30g/m
2
. Subject to the final terms of Brexit negotiations, it is possible that Jaguar Land Rover’s paint shops will need to adhere to the revised BREF requirements within four years from its issue date and, in any event, our paint shop in Slovakia will need to meet this requirement.
Many of Jaguar Land Rover’s sites have an extended history of industrial activity. We may be required to investigate and remediate contamination at those sites, as well as properties we formerly operated, regardless of whether we caused the contamination or the activity causing the contamination was legal at the time it occurred. For example, some of our buildings at our Solihull plant and other plants in the United Kingdom are undergoing an asbestos removal program in connection with ongoing refurbishment and rebuilding. Prior to purchase of overseas facilities for Jaguar Land Rover, we undertook studies that informed us of the presence of contamination or otherwise in the ground prior to development. In Brazil, Jaguar Land Rover’s manufacturing site is adjacent to a facility (the “Itatiaia West” site), where organic solvent contamination of the ground had previously occurred. We have purchased the Itatiaia West site and are currently progressing relevant permits for operation and developing plans for further remediation of the organic solvent contamination. The Itatiaia West site is listed on the Environmental Regulators site (
Instituto Estadual do Ambiente
) as contaminated. Some of these historical issues are being addressed in conjunction with Jaguar Land Rover’s site development works while others are subject to ongoing treatment regimes.
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

Production Capacity
The following table shows our production capacity as of March 31, 2022, and production levels by plant and product type in Fiscal 2022 and Fiscal 2021:

	As of March 31, 2022	Year ended March 31,
	Production Capacity (Units)	2022	2021
		Production (Units)
Tata Motors Limited (including Tata Motors Passenger Vehicles Ltd) Plants in India 1
Medium and Heavy Commercial Vehicles, Light Commercial Vehicles, Utility Vehicles and Passenger Cars	1,502,000	619,497	427,200
Jaguar Land Rover 2, 5
Utility Vehicles, Passenger Cars	797,000	333,581	402,420
Other subsidiary companies’ plants (excluding Jaguar Land Rover) 3
Medium and Heavy Commercial Vehicles, buses, bus bodies and pickup trucks	12,185	10,840	5,688
Joint operations 4 (Passenger Vehicles)	200,000	125,981	31,312

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
Properties
We produce vehicles and related components and carry out other businesses through various manufacturing facilities. In addition to our manufacturing facilities, our properties include sales offices and other sales facilities in major cities, repair service facilities and R&D facilities.
The following table sets forth information with respect to our principal facilities, a substantial portion of which are owned by us as of March 31, 2022. The remaining facilities are on leased premises.

Location	Facility or Subsidiary / Joint Operations Name	Principal Products or Functions
India
In the State of Maharashtra
Pune (Pimpri, Chinchwad, Hinjewadi 1 , Chikhali 1 , Maval)	Tata Motors Ltd., Tata Motors Passenger Vehicle Limited, Tata Passenger Electrical Mobility Limited	Automotive vehicles, components, factory automation equipment and services, R&D
Pune (Hinjewadi) 1	Tata Technologies Ltd.	Software consultancy and services
Pune (Pimpri) 1	TML Business Services Ltd.	Shared Services
Mumbai, Pune	Tata Motors Limited/Tata Motors Passenger Vehicle Limited/Tata Passenger Electrical Mobility Limited /Jaguar Land Rover/Tata Motors Finance Ltd.	Automobile sales and service and vehicle financing
Satara 1	Tata Cummins Pvt. Ltd.	Automotive engines
Pune (Ranjangaon) 1	Fiat India Automobiles Pvt. Ltd.	Automotive vehicles and components
In the State of Jharkhand
Jamshedpur1	Tata Motors Limited	Automotive vehicles, components and R&D
Jamshedpur 1 In the State of Uttar Pradesh	Tata Cummins Pvt. Ltd.	Automotive engines
Lucknow 1	Tata Motors Ltd.	Automotive vehicles, parts and R&D
	Tata Marcopolo Motors Ltd.	Bus bodies

Location	Facility or Subsidiary / Joint Operations Name	Principal Products or Functions
In the State of Karnataka
Dharwad	Tata Motors Limited	Automotive vehicles, components, spare parts and warehousing
	Tata Marcopolo Motors Ltd.	Bus body manufacturing
In the State of Uttarakhand
Pantnagar 1	Tata Motors Ltd.	Automotive vehicles and components
In the State of Gujarat
Sanand	Tata Motors Ltd., Tata Motors Passenger Vehicle Limited	Automotive vehicles and components
Rest of India
Hyderabad	TML Business Services Ltd.	Automobile sales and service
Various other properties in India	Tata Motors Ltd. /Tata Motors Finance Ltd. / Tata Motors Passenger Vehicle Limited	Vehicle financing business (office/ residential)
Outside India
Singapore	Tata Technologies Pte Ltd.	Software consultancy and services
South Korea	Tata Daewoo Commercial Vehicles Co. Ltd.	Automotive vehicles, components and R&D
Thailand	Tata Motors (Thailand) Ltd.	Pick-up trucks
	Tata Technologies (Thailand) Ltd.	Software consultancy and services
United Kingdom	Tata Motors European Technical Centre	Engineering consultancy and services
United Kingdom	INCAT International PLC, Tata Technologies Europe Ltd.	Software consultancy and services
United Kingdom
Solihull	Jaguar Land Rover Limited	Automotive vehicles and components
Castle Bromwich	Jaguar Land Rover Limited	Automotive vehicles and components
Halewood	Jaguar Land Rover Limited	Automotive vehicles and components
Gaydon	Jaguar Land Rover Limited	Research and product development
Whitley	Jaguar Land Rover Limited	Headquarters and research and product development
Wolverhampton	Jaguar Land Rover Limited	Engine manufacturing
Spain	Tata Hispano Motors Carrocera S.A.	Bus body service
Morocco	Tata Hispano Motors Carrocerries Maghreb SA	Bus body manufacturing and service
South Africa	Tata Motors (SA) (Proprietary) Limited	Manufacture and assembly operations of vehicles
Indonesia	PT Tata Motors Indonesia	Distribution of vehicles
Austria	Jaguar Land Rover Limited	Automotive vehicles and components
Brazil	Jaguar Land Rover Limited	Automotive vehicles and components
Slovakia	Jaguar Land Rover Limited	Automotive vehicles and components
Italy	Trilix Srl.	Automotive design and engineering
Others (e.g., United States, United Kingdom, China, Europe, Australia, Mexico)	Tata Technologies Ltd.	Software consultancy and services
	Jaguar Land Rover 2	NSCs
Regional sales offices

Note: Excludes facilities held by our joint ventures, including the manufacturing plant held by Jaguar Land Rover Automotive Company Limited.
1.	Land at each of these locations is held under lease.
2.	NSCs are held by various subsidiaries of the Jaguar Land Rover group of companies.
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
On May 30, 2022, our subsidiary, TPEML, Ford India Private Limited (“FIPL”) and the Government of Gujarat signed a memorandum of understanding for the potential acquisition of FIPL’s Sanand vehicle manufacturing facility, including (i) the land and buildings, (ii) the vehicle manufacturing plant, machinery and equipment, and (iii) the transfer of all eligible employees of FIPL’s Sanand vehicle manufacturing operations. It is anticipated that FIPL will operate its powertrain manufacturing facilities by leasing back the land and buildings of the powertrain unit from TPEML. In addition, it is anticipated that TPEML would invest in new machinery and equipment which is necessary to commission and make the unit ready to produce its vehicles. With the proposed investments, TPEML would establish an installed capacity of 300,000 units per annum, which would be scalable to more than 400,000 units per annum. The transaction remains subject to execution of definitive agreements and receipt of relevant approvals.

Item 4A.	Unresolved Staff Comments
None.

Item 5.	Operating and Financial Review and Prospects
You should read the following discussion of our financial condition and results of operations together with our consolidated financial statements prepared in conformity with IFRS and information included in this annual report on Form
20-F.
This discussion and analysis contains forward-looking statements that involve risks, uncertainties and assumptions. Our actual results may differ materially from those anticipated in these forward-looking statements as a result of various factors, including, but not limited to, those set forth in Item 3.D and included elsewhere in this annual report on Form
20-F.

A. Operating Results
Selected Financial Data
The following tables set forth selected financial data, including selected historical financial information as of and for each of Fiscal 2022, Fiscal 2021 and Fiscal 2020, in accordance with IFRS, as issued by the International Accounting Standards Board.
The selected IFRS consolidated financial data as of March 31, 2022 and 2021 and for each of Fiscal 2022, Fiscal 2021 and Fiscal 2020 are derived from our audited IFRS consolidated financial statements included in this annual report on Form
20-F.

	2022	2022	2021	2020
	(US$ millions, except share and per share amounts)	(Rs. millions, except share and per share amounts)

Revenues	35,949	2,724,648	2,441,151	2,556,123
Finance revenues	543	41,119	40,480	38,128

Total revenues	36,491	2,765,767	2,481,631	2,594,251
Change in inventories of finished goods and work-in-progress	210	15,905	46,842	22,312
Purchase of products for sale	2,424	183,748	122,501	122,284
Raw materials, components and consumables	21,236	1,609,557	1,413,643	1,525,964
Employee cost	4,066	308,183	281,084	308,373
Defined benefit pension plan amendment	—	—	848	—
Depreciation and amortization	3,158	239,317	229,638	207,632
Other expenses	7,646	579,492	470,557	601,339
Provision related to Russia market	57	4,287	—	—
Restructuring cost at JLR – Assets write downs, employees and third party obligations	—	—	149,943	—
Impairment /(reversal of impairment) losses in Passenger Vehicle business	—	—	(3,714)	4,455
Provision/(reversal of provision) for onerous contracts	—	—	(6,630)	7,770
Impairment losses/(reversal of impairment) of assets in subsidiaries	(11)	(863)	—	3,532
Expenditure capitalized	(1,900)	(143,972)	(128,491)	(175,034)
Loss/(gains) on sale/write off of assets and others (net)	(7)	(555)	3,095	3,132
Other (income)/loss (net)	(630)	(47,721)	(42,368)	(16,009)
Foreign exchange (gain)/loss (net)	11	806	(18,293)	16,985
Interest income	(83)	(6,252)	(4,925)	(11,697)
Interest expense	1,231	93,263	80,841	72,553
Share of (profit)/loss of equity accounted investees (net)	10	741	3,790	10,000

Net income/(loss) before tax	(926)	(70,167)	(116,727)	(109,340)
Income tax (expense)/credit	(557)	(42,205)	(25,411)	(3,645)

Net income/(loss) after tax	(1,483)	(112,372)	(142,138)	(112,984)

	2022		2022	2021	2020
	(US$ millions, except share and per share amounts)		(Rs. millions, except share and per share amounts)

Net income/(loss) attributable to equity holders		(1,500)	(113,699)	(142,701)	(113,940)
Net income/(loss) attributable to non-controlling interest		18	1,327	563	956
Dividends per share of Ordinary Shares	US$	—	Rs. —	Rs. —	Rs. —
Dividends per share of ‘A’ Ordinary Shares	US$	—	Rs. —	Rs. —	Rs. —
Weighted average of Ordinary Shares outstanding:
Basic			3,320,402,491	3,128,268,742	2,952,353,090
Diluted			3,320,402,491	3,128,268,742	2,952,353,090
Weighted average of ‘A’ Ordinary Shares outstanding:
Basic			508,502,896	508,502,896	508,502,473
Diluted			508,502,896	508,502,896	508,502,371
Earnings/(Loss) per share of Ordinary Shares:
Basic	US$	(0.4)	Rs. (29.7)	Rs. (39.2)	Rs. (32.9)
Diluted	US$	(0.4)	Rs. (29.7)	Rs. (39.2)	Rs. (32.9)
Earnings/(Loss) per share of ‘A’ Ordinary Shares:
Basic	US$	(0.4)	Rs. (29.7)	Rs. (39.2)	Rs. (32.9)
Diluted	US$	(0.4)	Rs. (29.7)	Rs. (39.2)	Rs. (32.9)

	2022	2022	2021	2020
	(US$ millions, except number of shares)	(Rs. millions, except number of shares)

Balance sheet data
Total assets	42,532	3,223,603	3,342,794	3,140,802
Long term debt, net of current portion	12,897	977,484	931,020	833,048
Total shareholders’ equity	5,813	440,565	519,136	598,035
Number of equity shares outstanding
-Ordinary Shares		3,320,662,007	3,320,307,765	3,088,973,894
-‘A’ Ordinary Shares		508,502,896	508,502,896	508,502,896

All financial information discussed in this item is derived from our audited financial statements included in this annual report on Form
20-F,
which have been prepared in accordance with IFRS, as issued by the International Accounting Standards Board.
The following discussion covers the fiscal years ended March 31, 2022, and 2021. For the discussion covering the fiscal year ended March 31, 2020, please refer to Item 5A. of the Company’s annual report on Form
20-F
for the fiscal year ended March 31, 2021, filed with the SEC on June 28, 2021.
Overview
In Fiscal 2022, our total revenue, including finance revenues, increased by 11.4% to Rs.2,765,767 million from Rs.2,481,631 million in Fiscal 2021. This increase was mainly attributable to increased vehicle volumes, mainly for Tata Commercial Vehicles and Passenger Vehicles and favorable currency translation from GBP to Indian rupees which was offset by lower sales volumes at Jaguar Land Rover.

We recorded a net loss of Rs.113,699 million in Fiscal 2022, compared to a loss of Rs.142,701 million in Fiscal 2021. The net loss before tax was Rs.70,167 million in Fiscal 2022 compared to Rs.116,727 million in Fiscal 2021. The loss in Fiscal 2021 was largely driven by the impairment charges Rs.149,943 million relating to Jaguar Land Rover’s Reimagine strategy. This was partly offset by a reversal of impairment charge for the Passenger Vehicles business of TML of Rs.3,714 million and reversal for onerous contract provision of Rs.6,630 million (net of provision Rs.1,140 million). The losses in Fiscal 2022 were due to reduction in sales at Jaguar land Rover and commodity price inflation across all segments.
We use Earnings Before Other Income, Interest and Tax, a
non-IFRS
measure, to assess our operating performance; a reconciliation of our consolidated Earnings Before Other Income, Interest and Tax to our consolidated net income for Fiscal 2022 and Fiscal 2021 is set forth below.

	For the year ended March 31,
	2022	2021
	(Rs. millions)
Net Income/(loss)	(112,372)	(142,138)
Add/(Less):
Share of (profit)/loss of equity-accounted investees (net)	741	3,790
Loss/(gains) on sale/write-off of assets and others (net)	(555)	3,095
Other (income)/loss (net)	(47,721)	(42,368)
Foreign exchange (gain)/loss (net)	806	(18,293)
Interest income	(6,252)	(4,925)
Interest expense	93,263	80,840
Income tax (expense)/ credit	42,205	25,411
Earnings Before Other Income, Interest and Tax	(29,885)	(94,589)
We use Free Cash Flow, a
non-IFRS
measure, to measure ongoing needs for investments in plants and machinery, products and technologies; a reconciliation of our Free Cash Flow to our cash flow from operating activities for Fiscal 2022 and Fiscal 2021 is set forth below.

	Fiscal 2022	Fiscal 2021
	(Rs. millions)
Cash flow from operating activities	142,828	290,005
Add/(Less):
Payments for property, plants and equipment	(90,394)	(117,757)
Proceeds from sale of property, plants and equipment	2,301	3,506
Payment for intangible assets	(61,290)	(84,298)
Interest paid	(97,932)	(85,003)
Interest received	6,529	4,275
Dividends received from equity-accounted investees	—	15

	Fiscal 2022	Fiscal 2021
	(Rs. millions)
Investments in equity-accounted investees	—	(99)

Free cash flow	(97,958)	10,644

We use Ratio of Net Debt to Shareholders’ Equity to measure our debt commitments; a reconciliation of our Ratio of Net Debt to Shareholders’ Equity as of March 31, 2022 and 2021 is set forth in Exhibit 7.1 to this annual report on Form
20-F.
Economy
India

Source: NSO, IMF
GDP Growth: The estimates for the Indian economic growth is as below:
National Statistical Office (“NSO”): GDP estimates released by the NSO, show that the Indian economy grew at 8.7% YoY as the fourth quarter of Fiscal 2022 grew at 4.1% as compared to fourth quarter of preceding year. The second advance GDP estimates released in February 2022 reaffirmed a resilient and strong recovery of India’s economy with the real GDP for Fiscal 2022 estimated to exceed the output of the most recent pre-pandemic
year of 2020. These estimates are driven by a revival in services, full recovery in manufacturing and sustained growth in agriculture sectors.
International Monetary Fund (“IMF”): Import and export volumes estimates based on the volumes computed from the current price data, deflated by the WEO price indexes and the NSO price indexes is as below:

Particulars	Fiscal 2022	Fiscal 2021
Import of Goods and services	22.1%	(13.8)%
Export of Goods and services	20.9%	(6.1)%
Inflation: According to the Monetary Policy Committee (the “MPC”) of RBI, the risks to the near-term inflation outlook are rapidly materializing, as reflected in the inflation print for March 2022 and the developments thereafter. The MPC expects inflation to remain at elevated levels, warranting resolute and calibrated steps to anchor inflation expectations and contain second round effects. Accordingly, in 2022, MPC increased the policy repo rate to 4.90%. Consequently, the standing deposit facility rate stands adjusted to 4.65% and the marginal standing facility rate and the Bank Rate to 5.15%. The MPC also decided to remain accommodative while focusing on withdrawal of accommodation to ensure that inflation remains within the target going forward, while supporting growth.

Automobile Industry: The automobile industry recovered substantially in Fiscal 2022 due to increased general economic activity. According to data released by SIAM, the rate of change in industry volumes is depicted in the below table:

Segment	Fiscal 2022	Fiscal 2021
Domestic Industry	15.4%	(6.1)%
Commercial Vehicle	26.0%	(20.8)%
Passenger Vehicle	13.2%	(2.2%)
The pre-pandemic Fiscal 2020 industry volume levels were surpassed by the GDP level in Fiscal 2022, not just in aggregate but in all components of the total aggregate demand. On the supply-side, the GVA data showed that in Fiscal 2022 the output of all sectors, except the “trade, transport, communication and broadcasting services”, had surpassed Fiscal 2020 levels. In terms of quarterly data, output had exceeded pre-pandemic level in aggregate since the second quarter of Fiscal 2022, and in the fourth quarter of Fiscal 2022 for all sectors, including “trade, transport, communication and broadcasting services”.
Distinct month-on-month improvements have been observed since December 2021. By February 2022, almost all industrial indicators had moved above pre-pandemic levels, except a few, which were mainly automobile related, where activity has relapsed due to the ongoing semiconductor shortages.
During Fiscal 2022, the Indian automotive sector continued to be impacted by several challenges, including the COVID-19 pandemic, the global semiconductor shortage and other supply shortages. Despite the turbulent year, some recovery was observed in the economy at the end of Fiscal 2022.
World
Global economy GDP

Source: IMF
Economic Growth
: The Russian invasion of Ukraine is anticipated to have a significant impact on the post-pandemic global economic recovery. Global economic growth for 2022 has been marked down to 3.6%, according to the Organisation for Economic Co-operation and Development (“OECD”), 0.8% lower than what was projected in the January 2022 WEO Update (April 2022 WEO). The uncertainty on the evolution of both growth and inflation in the past three to four quarters has increased considerably. The prolonged war and its repercussions brought to light the adverse impact of monetary policy tightening that once began in several countries, especially on the growth front. The conflict’s extended course and the widespread scale of damage, as well as the broad economic sanctions imposed on Russia by Western countries since February 2022, have had global ramifications. The supply chain disruptions amplified an already stressed global supply system caused by the COVID-19 pandemic, causing prices of a number of goods to surge quickly and become volatile on the international markets. In comparison to February 2022, energy prices and the prices of some food goods have risen dramatically. In February-March 2022, crude oil prices increased by roughly 30% on worldwide markets.

Commodities
: Crude oil prices increased approximately 51.4% YOY in 2021, following a spike in October and early November. They resurrected in early 2022, breaking through the US$90 per barrel barrier for the first time in seven years in late January, as demand remained strong, and supply faced capacity limits and rising geopolitical tensions. Crude oil prices soared to a
14-year
high of US$133 per barrel in the first week of March 2022, with the Russia-Ukraine conflict raising the risk of outright supply losses and OPEC plus providing no respite. Following then, prices have remained erratic, ranging about US$110 per barrel. Despite the volatility, Brent crude oil prices increased by 38% in the first quarter of calendar 2022.
Between September 2021 and March 2022, base metal prices grew by 25%, according to Bloomberg’s base metal spot index. Metal prices have been rising steadily since December 2021, supported by stronger demand predictions as well as limited supplies due to interruptions in a few major metal exporting countries. Most metals reached multi-year highs as a result of the war, with aluminum and nickel leading the way. During the fourth quarter of 2021 and January 2022, gold prices gradually increased and remained around US$1,800 per troy ounce. Bullion prices soared in February as a result of greater flight to safety, before reversing some of their gains in the latter half of March 2022.
China
: Chinese equity prices have slumped, particularly in the tech sector, amid new outbreaks of
COVID-19
and worsening investor sentiment during 2022, in part reflecting the impact of continued regulatory uncertainty and rising geopolitical risks. Financial stability risks have risen amid ongoing stress in the battered real estate sector, a major source of China’s economic growth and household wealth in the past decade. Credit availability has deteriorated for some corporate borrowers, notably home builders, whose offshore U.S. dollar bonds have slumped by more than 50% since the second half of 2021. Amid property market pressures and signs of slowing growth, Chinese authorities have taken steps to ease property sector financing controls, lower policy interest rates, and increase fiscal spending; pledging to stabilize the financial markets and the uncertainty of the tech firms supporting investments.
United States
: Real GDP is anticipated to grow by 5.6% in 2021. Supply disruptions will gradually ease, facilitating a rebuild of business inventories and stronger consumption growth in the near-term. With the continued recovery in the labor market, nominal wage growth will pick up further. While price inflation is projected to moderate in some sectors as supply disruptions abate, higher wages, along with recent increases in housing rents and shipping rates, will lead to stronger overall consumer price growth than prior to the pandemic.
Europe
: The market capitalization of European banks declined sharply after the Russian invasion of Ukraine. While banks with large exposures to Russia and Ukraine experienced the largest declines, an index of European bank equity prices fell over 20% after February 2022, reflecting in part concerns about a deterioration of the economic and profitability prospects. By contrast, equity prices of U.S. banks dropped only about 8% at the worst point.
Meanwhile, the increase in European bank credit default swap spreads has been more modest, suggesting that investors expect the impact of the war and sanctions on banks’ balance sheet and capital to be manageable after a strong rebound in 2021 with GDP growth of 5.2%. With the rapid reopening of the economy, supply chain bottlenecks and the rebound in energy prices are pushing up inflation. Although inflation dynamics vary across the Euro area, this is not expected to last, with inflation returning to levels below the European Central Bank objective by the end of 2022.
United Kingdom
: In line with the earlier forecast, after a brief contraction at the end of 2021, the economy accelerated following the easing of restrictions from the Omicron wave early in 2022. The growth momentum has however slowed down during the course of the year, as the pressures on consumer incomes and the impact of higher energy and commodity prices caused by the conflict in Ukraine materialize. Overall, growth for 2022 is estimated to reach 3.9%.
(Source: RBI, World bank, IMF, DEA, OECD etc.)
Automotive operations
Automotive operations is our most significant operating segment, accounting for revenue in each of Fiscal 2022 and Fiscal 2021 as described below.

	Year ended March 31,		Percentage Change
	2022	2021	2021 to 2022
Total Revenues from operations (before inter-segment elimination) (Rs. millions)	2,739,078	2,465,543	11.1
Percentage of Total revenues (%)	99.0	99.4

Our automotive operations include:

•	All activities relating to the development, design, manufacture, assembly and sale of vehicles, as well as related spare parts and accessories;

•	Distribution and service of vehicles; and

•	Financing of our vehicles in certain markets.
Our automotive operations segment is further divided into four reporting segments: Tata Commercial Vehicles, Tata Passenger Vehicles, Jaguar Land Rover and Vehicle Financing. The breakup of revenue for Fiscal 2022 and Fiscal 2021, and the percentage change from period to period (net of intra-segment eliminations) are set forth in the table below.

	Year ended March 31,		Change (%)
	2022	2021
	(Rs. millions)
Tata Commercial Vehicles	519,017	329,655	57.4
Tata Passenger Vehicles	309,172	165,188	87.2
Jaguar Land Rover	1,864,426	1,926,617	(3.2)
Vehicle Financing	44,204	43,926	0.6

For further detail see Item 5.A “Operating and Financial Review and Prospects—Operating Results—Fiscal 2022 Compared to Fiscal 2021—Revenue”.
Other operations
Our other operations business segment mainly includes information technology services, machine tools and factory automation solutions. Our revenue from other operations before inter-segment eliminations was Rs.38,041 million in Fiscal 2022, an increase of 45.9% from Rs.26,076 million in Fiscal 2021. Revenues from other operations represented 1.4% and 1.0% of our total revenues, before inter-segment eliminations, in Fiscal 2022 and Fiscal 2021, respectively. Earnings Before Other Income, Interest and Tax before inter-segment eliminations, were Rs.6,146 million and Rs.2,943 million in Fiscal 2022 and Fiscal 2021, respectively.
Geographical Breakdown
In Fiscal 2022, volume and percentage of revenues in India have improved from Fiscal 2021 levels. As a result of lower sales by Jaguar Land Rover, there is a reduction in revenue across most geographical markets in Fiscal 2022. Due to the ongoing global semiconductor chip shortage, Jaguar Land Rover wholesale volumes declined in all regions, including in China (down 12.2%
year-on-year),
Europe (down 14.9%), North America (down 15.4%) and in the UK (down 29.8%). Overseas markets increased by 5%
year-on-year.
In addition to the
COVID-19
pandemic, other factors impacting automotive industry sales during Fiscal 2022 included regulatory and emissions challenges as well as continuing trade tensions and other geopolitical pressures.

The following table sets forth our revenue in millions of Indian rupees and percentage of total revenue from our key geographical markets:

Significant Factors Influencing Our Results of Operations
Our results of operations are dependent on a number of factors, which mainly include the following:

•
General economic conditions
. We, similar to other participants in the automotive industry, are materially affected by general economic conditions. See Item 3.D “Key Information—Risk Factors—Risks Associated with Our Business and the Automotive Industry”.

•
Interest rates and availability of credit for vehicle purchases
. Our volumes depend significantly on availability of vehicle financing arrangements and their associated costs. For further discussion of our credit support programs, see Item 4.B “Information on the Company—Business Overview—Overview of Automotive Operations”.

•
Goods and service tax rates/excise duties and sales tax rates
. In India, the goods and service tax, the excise duties and sales tax rate structures affect the cost of vehicles to the end user and, therefore, impact demand significantly. For more information on taxes applicable to us, please see Item 4.B “Information on the Company—Business Overview—Governmental Regulations—Indian Taxes”.

•
Our competitive position in the market
. For a detailed discussion regarding our competitive position, see Item 4.B “Information on the Company—Business Overview—Overview of Automotive Operations—Tata Commercial Vehicles and Tata Passenger Vehicles—Competition”.

•
Cyclicality and seasonality
. Our results of operations are also dependent on the cyclicality and seasonality in demand in the automotive market. For a detailed discussion on seasonal factors affecting our business, please see Item 4.B “Information on the Company—Business Overview—Overview of Automotive Operations—Tata Commercial Vehicles and Tata Passenger Vehicles—Seasonality” and Item 4.B “Information on the Company—Business Overview—Overview of Automotive Operations—Jaguar Land Rover—Seasonality”.

•
Environmental regulations
. Governments in the various countries in which we operate are placing a greater emphasis on raising emissions and safety standards for the automobile industry. Compliance with applicable environmental and safety laws, rules, regulations and standards will have a significant impact on costs and product life cycles in the automotive industry. For further details with respect to these regulations, please see Item 4.B “Information on the Company—Business Overview—Governmental Regulations”.

•
Pricing pressures
. Similar to other major automotive companies, we face significant pricing pressures, as competitors offer customers and dealers price reductions in order to stimulate demand, which may in turn adversely affect our results of operations. See Item 3.D “Key Information—Risk Factors—Risks Associated with Our Business and the Automotive Industry”.

•
Branding
.
The various product brands in our business, including Tata, Jaguar, Land Rover and Range Rover, are crucial in the marketing of our products. We believe our brands are associated with reliability, trust and ethical value. Our business, results of operations and reputation may be negatively affected by any usage of the brand by others that adversely affects or dilutes the brand. See Item 3.D “Key Information—Risk Factors—Risks Associated with Our Business and the Automotive Industry” and Item 4.B “Information on the Company—Business Overview—Intellectual Property”.

•
New products
.
We recently launched the Tata Punch, the
no-compromise
SUV offering an exciting mix of tough utility with sporting dynamics. It is bold, young, modern yet robust, compact yet practical, tough yet playful and exudes true expression of confidence and individuality. Tata Punch, also is India’s first sub-compact
SUV has become the latest recipient of the
5-star
rating for adult occupant protection and
4-star
rating for child occupant protection from Global NCAP. We also launched the advanced
i-CNG
technology through its popular brands—Tiago and Tigor. We also introduced the Tigor (EV), which is the only EV in the country with a Global NCAP
4-star
rating for both adult and child safety. In addition, the Company launched the first electric sedan under XPRES brand, the
XPRES-T
EV, exclusively for fleet customers. TPEML recently launched Nexon EV Max with an ARAI-certified range of 437 kms. In the Commercial Vehicles segment, we introduced more than 60 new products and variants in Fiscal 2022 including the simultaneous launch of 21 products in October 2021, the notable ones being 407 CNG variant and ACE petrol. Recently, TML also launched Ace EV in small commercial vehicles segment. There is also intense competition, as well as uncertainty with respect to changing consumer preferences, which may adversely affect our results of operations. See Item 3.D “Key Information—Risk Factors—Risks Associated with Our Business and the Automotive Industry” and Item 4.B “Information on the Company—Business Overview—Research and Development”.

•
Foreign Currency Rates
. Our operations and our financial position are quite sensitive to fluctuations in foreign currency exchange rates. Jaguar Land Rover earns significant revenue in the United States, Europe and China, and also sources a significant portion of its input materials from Europe. Thus, an exchange rate fluctuation of GBP to Euro, GBP to U.S. dollar or GBP to any other currency would affect our financial results. We have significant borrowings in foreign currencies denominated mainly in U.S. dollars. Our consolidated financial results are affected by foreign currency exchange fluctuations through both translation and transaction risks. Changes in foreign currency exchange rates may positively or negatively affect our revenues, results of operations and net income. To the extent that our financial results for a particular period will be affected by changes in the prevailing exchange rates at the end of the period, such fluctuations may have a substantial impact on comparisons with prior periods. Furthermore, Jaguar Land Rover constitutes a major portion of our consolidated financial position, the figures of which are translated into Indian rupees. However, the translation effect is a reporting consideration and does not impact our underlying results of operations
.
Please see Item 11 “Quantitative and Qualitative Disclosures about Market Risk” and Note 39(d)(i) –(a) to our consolidated financial statements included elsewhere in this annual report on Form
20-F
for further details on our exposure to fluctuations in foreign currency exchange rates.

•
Political and Regional Factors
. As with the rest of the automotive industry, we are affected by political and regional factors. For a detailed discussion regarding these risks, please see Item 3.D “Key Information—Risk Factors”.

•
COVID-19
pandemic
. The
COVID-19
pandemic has rapidly spread throughout the world, including India. Governments in India and across the world have taken significant measures to curb the spread of the virus, including imposing mandatory lockdowns and restrictions in activities. Consequently, the Company’s manufacturing plants and offices had to be closed down / operate under restrictions for a certain period of time. Lockdowns / restrictions have impacted the Company operationally, including on commodity prices, supply chain matters (including semiconductor supplies), consumer demand and recoveries of loans under its vehicle financing business. The Company is monitoring the situation closely taking into account the directives from the various governments. Management believes that it has taken into account all the possible impacts of known events arising from
COVID-19
pandemic in the preparation of the financial results, including but not limited to its assessment of the Company’s liquidity and going concern, recoverable values of its property, plant and equipment, intangible assets, intangible assets under development, allowances for losses for finance receivables and the net realizable values of other assets. However, given the effect of these lockdowns and restrictions on the overall economic activity and in particular on the automotive industry, the impact assessment of
COVID-19
on the abovementioned financial statement captions is subject to significant estimation uncertainties due to its nature and duration and, accordingly, the actual impacts in the future may be different from those estimated as at the date of approval of these financial results. The Company will continue to monitor any material changes to future economic conditions and consequential impact on its financial results.

Results of Operations
The following table sets forth selected items from our consolidated statements of income for the periods indicated and shows these items as a percentage of revenue:

	(Rs. millions)		Percentage of Total Revenue
	Year ended March 31,		Year ended March 31,		Percentage Change
	2022	2021	2022	2021	2021 to 2022
Total revenues	2,765,767	2,481,631	100.0	100.0	11.4
Raw materials, components and purchase of product for sale (including change in inventories of finished goods and work-in-progress)	1,809,209	1,582,985	65.4	63.8	14.3
Employee cost	308,183	281,084	11.1	11.3	9.6
Defined benefit pension plan amendment cost/(credit)	—	848	—	— *	(100.0)
Depreciation and amortization	239,317	229,638	8.7	9.3	4.2
Other expenses	579,492	470,557	21.0	19.0	23.2
Restructuring costs at JLR—Asset write-downs, employees and third-party obligations	—	149,943	—	6.0	(100.0)
Provision related to Russia Market	4,287	—	0.2	—	100.0
Impairment /(reversal of impairment) losses in Passenger Vehicle business	—	(3,714)	—	(0.1)	(100.0)
Provision/(reversal of provision) for onerous contracts	—	(6,630)	—	(0.3)	(100.0)
Impairment losses/(reversal of impairment) of assets in subsidiaries	(863)	—	— *	—	100.0
Expenditure capitalized	(143,972)	(128,491)	(5.2)	(5.2)	12.0
Loss/(gains) on sale/write-off of assets and others (net)	(555)	3,095	— *	0.1	(117.9)
Other (income)/loss (net)	(47,721)	(42,368)	(1.7)	(1.7)	12.6
Foreign exchange (gain)/loss (net)	806	(18,293)	— *	(0.7)	(104.4)
Interest income	(6,252)	(4,925)	(0.2)	(0.2)	26.9
Interest expenses	93,263	80,841	3.4	3.3	15.4
Share of (profit)/loss of equity-accounted investees (net)	741	3,790	— *	0.2	(80.5)
Net income/(loss) before tax	(70,167)	(116,727)	(2.5)	(4.7)	(39.9)
Income tax (expense)/credit	(42,205)	(25,411)	(1.5)	(1.0)	66.1
Net income/(loss)	(112,372)	(142,138)	(4.1)	(5.7)	(20.9)
Net income/(loss) attributable to shareholders of Tata Motors Limited	(113,699)	(142,701)	(4.1)	(5.8)	(20.3)
Net income attributable to non-controlling interests	1,327	563	— *	— *	135.7

*	Less than 0.1%.
The following table sets forth selected data regarding our automotive operations (Tata Commercial Vehicles, Tata Passenger Vehicles, Vehicle Financing and Jaguar Land Rover) for the periods indicated and the percentage change from period to period (net of intra-segment eliminations and before inter-segment eliminations):

	Total Revenues (Rs. millions)		Earnings/(loss) Before Other Income, Interest and Tax (Rs. millions)		Earnings Before Other Income, Interest and Tax (% of revenue)
	Fiscal 2022	Fiscal 2021	Fiscal 2022	Fiscal 2021	Fiscal 2022	Fiscal 2021
Tata Commercial Vehicle	519,017	329,655	(3,561)	(6,059)	(0.7)	(1.8)

	Total Revenues (Rs. millions)		Earnings/(loss) Before Other Income, Interest and Tax (Rs. millions)		Earnings Before Other Income, Interest and Tax (% of revenue)
	Fiscal 2022	Fiscal 2021	Fiscal 2022	Fiscal 2021	Fiscal 2022	Fiscal 2021
Tata Passenger Vehicle	309,172	165,188	(13,174)	(11,019)	(4.3)	(6.7)
Jaguar Land Rover	1,864,426	1,926,617	(41,624)	(104,041)	(2.2)	(5.4)
Vehicle Financing	44,204	43,926	23,163	26,962	52.4	61.4
Unallocable	2,259	156	(1,375)	(4,043)

Total	2,739,078	2,465,542	(36,571)	(98,200)

The following table sets forth selected data regarding other operations for the periods indicated and the percentage change from period to period (before inter-segment eliminations):

	Total Revenues (Rs. million)		Earnings/(loss) Before Other Income, Interest and Tax (Rs. million)		Earnings Before Other Income, Interest and Tax (% of revenue)
Other Operations	38,041	26,076	6,146	2,943	16.2	11.3
Fiscal 2022 Compared to Fiscal 2021
Revenue
Our total consolidated revenue from operations, including finance revenue, increased by 11.4% to Rs.2,765,767 million in Fiscal 2022 from Rs.2,481,631 million in Fiscal 2021. Revenue from the sale of vehicles increased to Rs.2,271,620 million in Fiscal 2022 compared to Rs.2,063,457 million, an increase of 10.1%. We sold 1,033,904 vehicles in Fiscal 2022, compared to 837,783 vehicles in Fiscal 2021. The revenue of our Tata brand vehicles increased by 69.0% to Rs.830,448 in Fiscal 2022 from Rs.495,000 million in Fiscal 2021, mainly due to increased volumes both in commercial vehicles and passenger vehicles segment. The revenue from Tata Commercial Vehicles increased by 57.4% and revenue from Tata Passenger Vehicles increased by 87.2% in Fiscal 2022 from Fiscal 2021 levels.
Our revenues from sales of vehicles and spare parts manufactured in India increased by 70.3% to Rs.791,106 million in Fiscal 2022 from Rs.464,528 million in Fiscal 2021, mainly due to increased vehicle volumes as discussed above.
The revenue from Passenger Cars in India has decreased by 18.7% to Rs.47,438 million in Fiscal 2022 from Rs.58,316 million in Fiscal 2021. However, revenue from Electric Vehicles increased to Rs.13,486 million in Fiscal 2022 from Rs.5,715 million in Fiscal 2021, and Utility Vehicles increased by 37.7% to Rs.89,984 million in Fiscal 2022 from Rs.65,343 million in Fiscal 2021. The increase in Passenger Vehicles was mainly on account of pent-up
demand, better products and safety features of our New forever range of vehicles.
The revenue from Commercial Vehicle in the ILCVs category increased by 54.0% to Rs.62,332 million in Fiscal 2022 from Rs.40,466 million in Fiscal 2021. The SCVs & Pickups category in India increased by 27.8% to Rs.61,485 million in Fiscal 2022 from Rs.48,239 in Fiscal 2021. Further, revenues from MHCVs category increased by 57.6% to Rs.217,594 million in Fiscal 2022 from Rs.138,081 million in Fiscal 2021 and CV Passenger Vehicles category revenue increased by 83.6% to Rs.19,785 million in Fiscal 2022 from Rs.10,777 million in Fiscal 2021. The revenue of commercial vehicle at overall level increased, due to an increase in infrastructure projects, housing construction and the mining segments in India, and increased demand from
e-commerce
players due to the necessity for last-mile distributions.
Revenue attributable to TDCV increased by 61.3% to Rs.53,411 million in Fiscal 2022 from Rs.33,111 million in Fiscal 2021. TDCV witnessed an increase in overall sales by 84.4% to 9,454 units in Fiscal 2022 from 5,127 units in Fiscal 2021. Due to its product range expansion, the total domestic sales increased by 87.7% from 3,942 units in Fiscal 2021 to 7,400 units in Fiscal 2022. With the economy in its recovery phase, the export market experienced a significant increase of 73.3% from 1,185 units in Fiscal 2021 to 2,054 units in Fiscal 2022.
Revenue from our Vehicle Financing operations increased marginally by 0.6% to Rs.44,204 million in Fiscal 2022 compared to Rs.43,926 million in Fiscal 2021. This is mainly due to growth in average loan book.
The revenue of our Jaguar Land Rover business decreased by 3.2% to Rs.1,864,427 in Fiscal 2022 from Rs.1,926,617 million in Fiscal 2021. The decrease in the number of vehicles sold was partially offset by a favorable translation of Rs.76,397 million from GBP to Indian rupees in Fiscal 2022. Excluding currency translation, the revenue of Jaguar Land Rover decreased by 7.2% to £18,320 million in Fiscal 2022 from £19,731 million in Fiscal 2021. Jaguar Land Rover wholesale volumes declined across all key regions in Fiscal 2022, down 15.4% year on year compared to Fiscal 2021, except in overseas markets, where wholesales grew 5%
year-on-year.
The reduction in revenue was much lower than the decline in wholesales, reflecting the strong favorable sales mix, higher average revenue per vehicle and much lower incentive spending during the year. Jaguar brand vehicles sales were 49,510 units in Fiscal 2022 from 67,333 units in Fiscal 2021, a decrease of 26.5%, and Land Rover vehicles sales from 280,299 units in Fiscal 2021 to 244,672 units in Fiscal 2022, a decrease of 12.7% (volumes excluding the China Joint Venture).

Revenue from other operations (before inter-segment eliminations) increased by 45.9% in Fiscal 2022 from Fiscal 2021. Revenues from other operations represented 1.4% and 1.0% of our total revenues, before inter-segment eliminations, in Fiscal 2022 and Fiscal 2021, respectively.
Cost and Expenses
Raw Materials, Components and Purchase of Products for Sale (including change in inventories of finished goods and work-in-progress)
(“material costs”)
Material costs increased by 14.3% to Rs.1,809,209 million in Fiscal 2022 from Rs.1,582,985 million in Fiscal 2021 in line with an increase in revenue. The material cost as a percentage of total revenue increased to 65.4% in Fiscal 2022, compared to 63.8% in Fiscal 2021, mainly due to a change in product mix and increase in commodity prices.
Material costs for Tata Commercial Vehicles and Tata Passenger Vehicles increased by 75.1% to Rs.658,530 million in Fiscal 2022 from Rs.375,826 million in Fiscal 2021, due to an increase in volumes. The material costs as a percentage of total revenue increased to 78.8% in Fiscal 2022, compared to 75.9% in Fiscal 2021, primarily due to a change in product mix and increase in commodity prices, especially steel and other precious metal.
For our Passenger Vehicle segment of India operations, material costs of Passenger Cars decreased to Rs.44,132 million in Fiscal 2022, compared to Rs.52,739 million in Fiscal 2021, in line with decrease in revenues. Electric Vehicles increased to Rs.11,989 million in Fiscal 2022 compared to Rs.5,040 million in Fiscal 2021 and Utility Vehicles increased to Rs.74,514 million in Fiscal 2022, compared to Rs.52,725 million in Fiscal 2021. The increase in material costs is mainly due to increased sales volumes and increased commodity prices. The material costs as a percentage of revenue increased to 86.6% in Fiscal 2022, compared to 85.3% in Fiscal 2021, primarily due to increase in commodity prices, partially offset by product mix.
Material costs for the ILCVs category increased by 73.3% to Rs.54,037 million in Fiscal 2022, compared to Rs.31,186 million in Fiscal 2021, and for SCVs & Pickups increased by 39.0% to Rs.54,444 million in Fiscal 2022, compared to Rs.39,168 million in Fiscal 2021, mainly due to increase in volumes and increase in commodity prices. Material costs for the MHCVs category increased by 76.4% to Rs.179,784 million in Fiscal 2022, compared to Rs.101,905 million in Fiscal 2021 and for CV Passenger Vehicles substantially increased to Rs.17,067 million in Fiscal 2022, compared to Rs.8,283 million in Fiscal 2021. The increase was mainly due to an increase in volumes and an increase in commodity prices. The material costs as a percentage of revenue increased to 84.5% in Fiscal 2022, compared to 75.9% in Fiscal 2021, primarily due to increases commodity prices and product mix.
Material costs increased by 60.6% to Rs.37,246 million in Fiscal 2022, compared to Rs.23,185 million in Fiscal 2021 for TDCV, primarily due to higher volumes, both in the domestic (South Korea) and exports market. As a percentage of total revenue, material costs decreased marginally due to 69.7% in Fiscal 2022, compared to 70.0% in Fiscal 2021, primarily due to product mix.
At our Jaguar Land Rover operations, material costs in Fiscal 2022 decreased by 4.9% to Rs.1,143,780 million from Rs.1,203,626 million in Fiscal 2021. The decrease was partially offset by an unfavorable currency translation from GBP to Indian rupees of Rs.46,114 million. Excluding currency translation, material costs attributable to our Jaguar Land Rover operations decreased by 9.0% to £11,239 million in Fiscal 2022 from £12,335 million in Fiscal 2021, mainly due to a 15.4% decrease in sales volume and change in product mix. Material costs at our Jaguar Land Rover operations as a percentage of revenue decreased to 61.0% in Fiscal 2022, from 62.5% in Fiscal 2021 (in GBP terms) mainly due to higher revenue per vehicle.
Employee Costs
Our employee costs increased by 9.6% in Fiscal 2022 to Rs.308,183 million from Rs.281,084 million in Fiscal 2021, including the foreign currency translation impact from GBP to Indian rupees as discussed below.

Our permanent employee headcount decreased by 2.2% as at March 31, 2022, to 73,608 employees from 75,278 employees as at March 31, 2021, primarily due to voluntary early separations that commenced in the third quarter of Fiscal 2021 at Tata Motors and Jaguar Land Rover. However, the average temporary headcount has increased to 40,717 employees in Fiscal 2022 from 28,291 employees in Fiscal 2021, due to an increase in productions for Tata Commercial and Passenger Vehicles.
The employee costs for Tata Commercial Vehicles and Tata Passenger Vehicles increased by 8.3% to Rs.61,777 million in Fiscal 2022 from Rs.57,049 million in Fiscal 2021 mainly due to yearly increments and increase in temporary headcount.
For our India operations, employee costs increased by 7.2% to Rs.51,977 million in Fiscal 2022 from Rs.48,488 million in Fiscal 2021. The permanent headcount decreased by 1.7% as of March 31, 2022, to 36,660 employees from 37,301 employees as of March 31, 2021, due to voluntary early separations commenced in the third quarter of Fiscal 2021 at TML.
Employee costs at TDCV increased to Rs.7,869 million in Fiscal 2022 from Rs.6,338 million in Fiscal 2021 due to reintroduction of overtime allowance and corresponding higher provision requirement for severance pay and wage negotiations during Fiscal 2022.
The employee costs at Jaguar Land Rover increased by 9.2% to Rs.230,583 million (GBP2,265 million ) in Fiscal 2022 from Rs.211,226 million (GBP2,141 million) in Fiscal 2021. In Fiscal 2021, furlough grants of Rs.18,240 million (GBP188 million) were received under the UK government’s Coronavirus Job Retention Scheme on fulfillment of all related conditions, compared to Rs.1,358 (GBP14 million) million in Fiscal 2022. The average headcount reduction was of 10.1% (Fiscal 2022 average 33,719 compared to the Fiscal 2021 average of 37,500). This increase was also due to an unfavorable foreign currency translation impact from GBP to Indian rupees of Rs.10,085 million. However, the employee costs as a percentage of revenue decreased to 11.0% in Fiscal 2022 from 11.3% in Fiscal 2021 (in GBP terms).
Defined Benefit Pension Plan Amendment
Jaguar Land Rover had recognized a past service cost due to the requirement to equalize male and female members’ benefits for the inequalities within guaranteed minimum pension earned in the year ended March 31, 2019. This assessment has been updated during the year ended March 31, 2021, based on new information and accordingly, a charge of Rs.848 million (GBP9 million) has been recognized in Fiscal 2021.
Depreciation and Amortization
Our depreciation and amortization expenses increased by 4.2% in Fiscal 2022, the breakdown of which is as follows:

	Year ended March 31,
	2022	2021
	(Rs. millions)
Depreciation	108,456	107,664
Amortization	119,701	110,200
Amortization of Leased Assets (RTU)	11,160	11,774

Total	239,317	229,638

The increase in depreciation and amortization expenses is mainly due to unfavorable foreign currency translation from GBP to Indian rupees of Rs.9,496 million. This is further increased due to Job 1 programs in the year, New Range Rover and at Tata Commercial and Passenger Vehicles due to Capitalization of Punch and other smaller projects and reversal of impairment losses as at March 31, 2021, for passenger vehicles.

Other Expenses
Other expenses increased by 23.2% in Fiscal 2022, including an unfavorable foreign currency translation of GBP to Indian rupees of Rs.19,910 million pertaining to Jaguar Land Rover. The major components of expenses are as follows:

				Percentage of Total Revenue
	Year ended March 31,		% Change	Year ended March 31,
	2022	2021		2022	2021
	(Rs. millions)
Freight and transportation expenses	62,780	57,158	9.8	2.3	2.3
Works operation and other expenses	213,834	189,460	12.9	7.7	7.6
Publicity	48,637	43,846	10.9	1.8	1.8
Allowance for trade and other receivables, and finance receivables	14,266	9,786	45.8	0.5	0.4
Warranty and product liability expenses	88,416	76,819	15.1	3.2	3.1
Research and product development cost	92,095	52,266	76.2	3.3	2.1
Stores, spare parts and tools consumed	14,461	12,791	13.1	0.5	0.5
Processing charges	14,065	9,657	45.6	0.5	0.4
Power and fuel	21,783	11,129	95.7	0.8	0.4
Repairs to building and plant and machinery	4,998	4,282	16.7	0.2	0.2
Insurance	4,158	3,362	23.7	0.2	0.1
Total	579,492	470,557	23.2	21.0	19.0

1.
Freight and transportation expenses increased by 9.8% in Fiscal 2022. This is partly due to an unfavorable currency translation of Rs.2,001 million from GBP to Indian rupees. At Jaguar Land Rover freight and transportation expenses decreased marginally by 2.8% from GBP499 million in Fiscal 2021 to GBP485 million in Fiscal 2022, mainly due to lower sales volumes. For Tata Passenger and Commercial vehicles (India Operations), expenses increased by 58.8% to Rs.12,500 million in Fiscal 2022 from Rs.7,871 million in Fiscal 2021 on account of higher production and sales, for both commercial vehicles and passenger vehicles due to increased demand.

2.
Works operation and other expenses mainly relate to volume-related expenses at Jaguar Land Rover and Tata Motors Limited. On absolute terms, the expenses increased to Rs.213,834 million in Fiscal 2022 from Rs.189,460 million in Fiscal 2021, on account of miscellaneous contract job/outsourcing expenses and software maintenance/AMC expenses. Engineering expenses decreased by 8.4% to Rs.30,312 million in Fiscal 2022, compared to Rs.33,084 million in Fiscal 2021. These expenses represented 1.2% and 1.3% of our total revenues in Fiscal 2022 and Fiscal 2021, respectively, and are attributable mainly to decreased expenditure at Jaguar Land Rover. A significant portion of these costs are capitalized and shown under the line item “expenditure capitalized” discussed below.

3.
Publicity expenses were constant at 1.8% of our total revenues in Fiscal 2022 and Fiscal 2021, respectively. The publicity expenses at Jaguar Land Rover increased marginally to GBP402 million (2.2% of the revenue) in Fiscal 2022 compared to GBP397 million (2.0% of revenue) in Fiscal 2021. Marketing activity was limited early in the year due to the ongoing impact of the
COVID-19
pandemic, though routine product and brand campaigns increased expenditure through to the end of March 31, 2022, particularly in China, US, and UK. In addition to routine product and brand campaigns, we incurred expenses relating to new product introduction campaigns in Fiscal 2022, mainly the new Range Rover at Jaguar Land Rover and the Punch, Tiago and Tigor CNG, Ace EV at Tata Motors India operations.

4.
The allowances for finance receivables related to the Vehicle Financing segment. These mainly reflect provisions for the impairment of vehicle loans of Rs.13,076 million in Fiscal 2022 compared to Rs.9,579 million in Fiscal 2021. The increase was mainly due to reduced collection efficiency owing to restrictions of field operations workforce getting in touch with customers on account of the
COVID-19-related
lockdowns in the country in the first quarter of Fiscal 2022. This resulted in significant increase in delinquencies leading to roll-forward of customer accounts into higher buckets and accordingly led to increase in the provision. The allowances for trade receivables were Rs.1,190 million in Fiscal 2022, compared to Rs.206 million in Fiscal 2021. The increase in provision is mainly on loans and advances given to channel partners. Further, there was a net provision of GBP3 million in Fiscal 2022 as compared to net reversal of GBP3 million in Fiscal 2021 at Jaguar Land Rover.

5.
Warranty and product liability expenses represented 3.2% and 3.1% of our total revenues in Fiscal 2022 and Fiscal 2021, respectively. The warranty expenses at Jaguar Land Rover increased marginally to £748 million (4.1% of the revenue) in Fiscal 2022, compared to £706 million (3.6% of revenue) in Fiscal 2021, mainly based on historical warranty claim experience, frequency and extent of vehicles faults historically as well as recall campaigns. For TML’s Indian operations, these represented 1% and 0.9% of the revenue for Fiscal 2022 and Fiscal 2021, respectively, due to product mix.

6.
Research and product development costs represent research costs and costs pertaining to minor product enhancements, refreshes and upgrades to existing vehicle models. These represented 3.3% and 2.1% of total revenues for Fiscal 2022 and Fiscal 2021, respectively. The increase in expenses is due to many projects in pre capitalisation gateway in Fiscal 2022.

Impairment Losses of Assets in Subsidiaries
As a result of changes in market conditions and demand forecast, we performed an impairment assessment for assets forming part of wholly owned subsidiaries, TMETC and Trilix. The recoverable amount of these assets were estimated to be lower than their carrying value and this resulted in an impairment charge of Rs.2,975 million and Rs.557 million in TMETC and Trilix, respectively during the year ended March 31, 2020.
The investments in wholly owned subsidiaries of the Company engaged in designing services, namely TMETC and Trilix, have been transferred to TMPVL, a wholly owned subsidiary of the Company, with effect from January 1, 2022. TMETC and Trilix are being transferred to TPEML, a wholly owned subsidiary of the Company. Considering the business plans for these subsidiaries, the Company reassessed the recoverable value of assets belonging to its subsidiaries TMETC and Trilix, and accordingly, the provision for impairment toward these assets is reversed, amounting to Rs.382 million and Rs.481 million, respectively, during Fiscal 2022.
Provisions related to Russia Market
For Fiscal 2022, there was a provision of Rs.4,287 million (GBP43 million) in relation to customer liabilities arising from sanctions imposed against Russia by many countries, which prevented the shipment of vehicles and certain parts to the market.
Restructuring Cost at Jaguar Land Rover—Assets Write-downs, Employees and Third-party Obligations
The Reimagine strategy, approved by the Jaguar Land Rover board on February 11, 2021, targets the production of more sustainable and fully-electric luxury vehicles, including the goal of having a fully-electric fleet of luxury vehicles by the end of the decade and 100% of sales from pure BEVs by 2036, as well as striving toward achieving net zero carbon emissions across its supply chain, among other environmentally driven strategies by 2039. This revised strategy, particularly the cancellation of the
MLA-Mid
architecture, resulted in a charge being recognized comprising: (a) asset write-downs of GBP952 million (Rs.96,061 million) in relation to models cancelled, and (b) restructuring costs of GBP534 million (Rs.53,882 million), including costs of GBP562 million (Rs.53,123 million) accruals to settle legal obligations on work performed to date and provisions for redundancies and other third-party
obligations and defined benefit past service cost of GBP9 million (Rs.759 million). The related liability on the balance sheet date has been accrued under restructuring provisions of GBP194 (Rs.19,550 million), accounts payable GBP245 million (Rs.24,730 million) and employee related and other provisions GBP88 million (Rs.8,843 million) as at March 31, 2021.
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
Provision / (Reversal of Provision) for Onerous Contracts
As at March 31, 2021, the Company reassessed the provision related to certain onerous contracts, and based on the revised volume outlook, a reversal of provision aggregating Rs.7,770 million has been accounted. The Company has also made provision for estimated supplier claims of Rs.1,140 million, which are under negotiations with the supplier in Fiscal 2021.

Expenditure Capitalized
Expenditure capitalized represents employee costs, stores and other manufacturing supplies and other work expenses incurred mainly toward product development projects. Considering the nature of our industry, we continually invest in the development of new products to address safety, emissions and other regulatory standards. The expenditure capitalized increased by 12.0%. This increase includes a favorable foreign currency translation impact from GBP to Indian rupees of Rs.6,028 million pertaining to Jaguar Land Rover.
Loss / (Gains) on Sale /
Write-off
of Assets and Others (net)
We recorded a gain on sale of assets and assets written off of Rs.555 million in Fiscal 2022, compared to a loss of Rs.3,095 million in Fiscal 2021.
Other (income)/loss (net)
Other income was Rs.47,721 million in Fiscal 2022, compared to Rs.42,368 million in Fiscal 2021.

•	The gain on change in the fair value of commodity derivatives was Rs.13,706 million in Fiscal 2022, compared to Rs.13,821 million in Fiscal 2021, mainly at Jaguar Land Rover.

•	Marked-To-Market (MTM) gain on investments fair valued through profit or loss of Rs.529 million in Fiscal 2022, compared to a gain of Rs.199 million in Fiscal 2021.

•	Miscellaneous income increased by 26.6% to Rs.17,624 million in Fiscal 2022, from Rs.13,916 million in Fiscal 2021. This is due to certain one-off claims received by Jaguar Land Rover.

•
Incentives were Rs.13,383 million in Fiscal 2022, compared to Rs.12,476 million in Fiscal 2021. Government incentive includes exports and other incentives of Rs.3,970 million and Rs.4,463 million received by foreign subsidiaries on Tax credit on qualifying expenditure for R&D in Fiscal 2022 and Fiscal 2021, respectively.

•	Profit on sale of investments measured at fair value through profit or loss was Rs.2,137 million in Fiscal 2022, compared to Rs.1,773 million in Fiscal 2021.
For further details see Note 34 to our consolidated financial statements included elsewhere in this annual report on
Form 20-F.
Foreign Exchange (Gain) / Loss (net)
We had a net foreign exchange loss of Rs.806 million in Fiscal 2022, compared to a gain of Rs.18,293 million in Fiscal 2021.

•
Jaguar Land Rover recorded an exchange gain of Rs.590 million in Fiscal 2022, compared to Rs.18,843 million in Fiscal 2021. There was a net exchange loss on senior notes and other borrowings of £141 million in Fiscal 2022, compared to a gain of £314 million in Fiscal 2021, due to GBP weakening against the U.S. dollar and the Euro in Fiscal 2022. There is a gain of £48 million in Fiscal 2021, compared to £151 million in Fiscal 2021, due to fluctuations in foreign currency exchange rates on derivatives contracts that are not hedge accounted and natural hedges of debt, mainly reflecting a stronger U.S. dollar and Euro. Furthermore, this also includes a gain on revaluation of other assets and liabilities of £12 million in Fiscal 2022, compared to £64 million in Fiscal 2021.

•	For our India operations, we incurred a net exchange loss of Rs.1,685 million in Fiscal 2022, compared to Rs.254 million in Fiscal 2021, mainly attributable to foreign currency denominated borrowings.

•	There was a net exchange gain on revaluation of foreign currency loans at our subsidiary TML Holdings Pte. Limited of Rs.210 million in Fiscal 2022 compared to a loss of Rs.252 million in Fiscal 2021.

Interest Income
Interest income increased to Rs.6,252 million in Fiscal 2022, compared to Rs.4,925 million in Fiscal 2021, mainly due to increases in short-term fixed deposits at both Tata Motors Limited (including Passenger and Electric Vehicles) and Jaguar Land Rover. Further, at Tata Motors Limited, most of the dealers were Cash and carry, reducing the credit period.
Interest Expense
Our interest expense (net of interest capitalized) increased by 15.4% to Rs.93,263 million in Fiscal 2022 from Rs.80,841 million in Fiscal 2021. As a percentage of total revenues, interest expense represented 3.4% and 3.3% in Fiscal 2022 and Fiscal 2021, respectively. The interest expense for Jaguar Land Rover was GBP369 million (Rs.37,574 million) in Fiscal 2022, compared to GBP251 million (Rs.24,530 million) in Fiscal 2021. The increase in interest expense primarily reflects interest accrued on increased indebtedness which included the new EUR500 million and US$500 million unsecured bonds issued in Fiscal 2022, partially offset by repayment of GBP400 million bond and GBP125 million of the UKEF-backed loan which amortized over the course of the year. For Tata Commercial Vehicles and Tata Passenger Vehicles, interest expense marginally decreased by 1.04% to Rs.56,096 million in Fiscal 2022 from Rs.56,691 million in Fiscal 2021. For the Vehicle Financing business, interest expense decreased by 4.7% to Rs.27,189 million in Fiscal 2022 from Rs.28,515 million in Fiscal 2021, mainly due to lower cost of borrowings. See Item 5.B “Operating and Financial Review and Prospects—Liquidity and Capital Resources” of this annual report on Form
20-F
for additional details on our debt financing arrangements.
Share of (Profit) / Loss of Equity-accounted Investees and
Non-controlling
Interests in Consolidated Subsidiaries, net of tax
In Fiscal 2022, our share of profit of equity-accounted investees reflected a loss of Rs.741 million, compared to a loss of Rs.3,790 million in Fiscal 2021. Our share of loss (including other adjustments) in the China Joint Venture in Fiscal 2022 was Rs.2,055 million, compared to Rs.3,626 million in Fiscal 2021. The decrease in losses was mainly due to increase in sales volumes and better business performance. Further, there was profit from associates namely Tata Autocomp Systems Ltd. and Tata Hiatchi Construction Machinery Company Ltd.
The share of
non-controlling
interests in consolidated subsidiaries increased to Rs.1,327 million in Fiscal 2022 from Rs.563 million in Fiscal 2021, mainly due to increased profits of TTL.
Income Taxes
Our income tax expense is Rs.42,205 million in Fiscal 2022 compared to an income tax expense of Rs.25,411 million in Fiscal 2021, resulting in consolidated effective tax rates of 60.2% and 21.8%, for Fiscal 2022 and Fiscal 2021, respectively.
Tax rates applicable to individual entities decreased from 19.4% in Fiscal 2021 to 13.6% in Fiscal 2022, mainly on account of fewer subsidiaries and Joint Operations opting for lower tax regime. Additionally, it has also been lower for Jaguar Land Rover, representing its blended average rate in its various countries of operations. There is significant increase in tax expense as referred to above due to the following reasons:

•
During Fiscal 2022, deferred tax assets not recognized of Rs.35,282 million (Fiscal 2021: Rs.39,659 million) mainly comprised of Jaguar Land Rover Rs.33,803 million (Fiscal 2021: Rs.27,186 million) and other subsidiaries of Rs.1,307 million (Fiscal 2021: Rs.1,038 million. Further, the Minimum Alternate Tax credit of Rs.172 million (Fiscal 2021: Rs.719 million) has not been recognized in the case of a few Subsidiaries and Joint Operations due to uncertainty of realization. The deferred tax assets not recognized by Tata Motors Limited for Fiscal 2021 was Rs.10,716 million.

•	There is tax charge on Undistributed Earnings of Subsidiaries amounting to Rs.4,073 million in Fiscal 2022, compared to Rs.3,109 million in Fiscal 2021, due to increased profitability.

•
During Fiscal 2022, Tata Motors Ltd has transferred its Passenger Vehicle Business to a subsidiary on a slump sale basis as defined under Section 2(42C) of the Indian
Income-tax
Act, 1961. This has resulted in a capital gains tax of Rs.12,829 million. However, due to set-off
of brought forward Unabsorbed depreciation against the capital gains, there is no tax payable.

•
During Fiscal 2022, business losses for Tata Motors Limited was offset against the capital gains on sale of PV Business and thus resulted in utilization of tax losses amounting to Rs.5,853 million. The tax losses utilized in Fiscal 2022 for certain subsidiaries and joint operations was Rs.1,400 million as compared to Rs.3,472 million in Fiscal 2021.

•	During Fiscal 2021, Jaguar Land Rover had written down its tangible assets under construction, which does not qualify for tax relief of Rs.4,296 million.
For further details see Note 20 to our consolidated financial statements included elsewhere in this annual report on Form
20-F.
Net Income
Our consolidated net loss in Fiscal 2022, excluding shares of non-controlling interests, is Rs.113,699 million from a loss of Rs.142,701 million in Fiscal 2021. Fiscal 2021 included a charge of Rs.149,943 million related to Jaguar Land Rover Reimagine strategy and reversal of impairment charge for the Passenger Vehicles of Rs.3,714 million and reversal of onerous contract provision of Rs. 6,630 million (net of provision of Rs.1,140). The increase in net loss in Fiscal 2022 is mainly the result of the following factors:

•
A loss before other income, interest and tax for Jaguar Land Rover of Rs.41,624 million in Fiscal 2022, compared to loss of Rs.104,041 million in Fiscal 2021 that included the Reimagine strategy charge. Loss for Fiscal 2022 was mainly due to reduced revenues.

•
Earnings Before Other Income, Interest and Tax for Vehicle Financing amounted to Rs.23,163 million in Fiscal 2022, compared to Rs.26,962 million in Fiscal 2021. This is mainly due to increase in provision for credit loss on finance receivables during the Fiscal 2022.

•
Losses before other income, interest and tax for Tata Commercial Vehicles amounted to Rs.3,561 million in Fiscal 2022, compared to Rs.6,059 million in Fiscal 2021, primarily due to increased volumes and product mix.

•
Losses before other income, interest and tax for Tata Passenger Vehicles amounted to Rs.13,174 million in Fiscal 2022, compared to Rs.11,019 million in Fiscal 2021. Fiscal 2021 included reversal of impairment charge and onerous contract provision, thus decreasing the losses. Fiscal 2022 losses have reduced due to higher revenue.

•
Tax charge of Rs.42,205 million in Fiscal 2022 compared to Rs.25,411 million in Fiscal 2021. Despite a loss during Fiscal 2022, a tax charge of Rs.37,452 million (£367 million) was incurred at Jaguar Land Rover as a result of inability to recognise UK deferred tax assets arising in the period due to current UK loss profile amounting to Rs.33,803million (£329 million).

Recent Accounting Pronouncements
Please refer to Note 2(j) to our consolidated financial statements included elsewhere in this annual report on Form
20-F
for
yet-to-be-adopted
accounting pronouncements as of March 31, 2022.
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
Estimates and underlying assumptions are reviewed on an ongoing basis and on each balance sheet date. Revisions to accounting estimates are recognized in the period in which the estimate is revised, and future periods are affected.

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
If the recoverable amount of an asset (or CGU) is estimated to be less than its carrying amount, the carrying amount of the asset (or CGU) is reduced to its recoverable amount. If this occurs, an impairment loss is recognized immediately in the income statement. Please refer to Notes 17 and 18 to our consolidated financial statements included elsewhere in this annual report on Form
20-F
for assumptions used for impairment for the Jaguar Land Rover and Passenger Vehicles business.
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
Capitalization of Internally Generated Intangible Assets
We undertake significant levels of R&D activities, and for each vehicle program, periodic review is undertaken. We apply judgement in determining at what point in a vehicle program’s life cycle that recognition criteria under accounting standards are satisfied.
Product Warranty
Vehicle warranties are provided for a specified period of time. Our vehicle warranty obligations vary depending upon the type of the product, geographical location of its sale and other factors.
The estimated liability for vehicle warranties is recorded when the products are sold or when new warranty programs are initiated. These estimates are established using historical information on the nature, frequency and average cost of warranty claims and management estimates regarding possible future warranty claims, customer goodwill and recall complaints. The timing of outflows will vary depending on when warranty claims will arise, being typically up to six years, and for batteries in Electric Vehicles the warranty period is typically up to eight years.
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
B. Liquidity and Capital Resources
We finance our capital expenditures and R&D investments through cash generated from operations, cash and cash equivalents, and debt and equity funding. We also raise funds through the sale of investments, including divestments in stakes of subsidiaries on a selective basis.
The key element of the financing strategy is maintaining a strong financial position that allows us to fund our capital expenditures and R&D investments efficiently even if earnings are subject to short-term fluctuations. Our treasury policies for liquidity and capital resources are appropriate for automotive operations and are set through business-specific sensitive analysis and by benchmarking our competitors. These are reviewed periodically by the Board.
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
The following table sets forth our short- and long-term debt position:

	As of March 31,
	2022	2021
	(Rs. millions)
Short-term debt (excluding current portion of long-term debt)	173,784	216,628
Current portion of long-term debt	245,395	211,289
Long-term debt net of current portion	977,484	931,020

Total Debt	1,396,662	1,358,937

During Fiscal 2022 and Fiscal 2021, the effective weighted average interest rate on our long-term debt was 5.4% and 5.1% per annum, respectively. The following table sets forth a summary of long-term debt outstanding as of March 31, 2022.

Details of Long-term debt	Currency	Initial Principal amounts (millions)	Redeemable on	Interest Rate	Amount repaid during year ended March 31, 2022 (Rs. millions)	Outstanding (Rs. millions)
						31-Mar-22	31-Mar-21
Non-convertible debentures	Rs.			Various	46,434	148,308	137,397
Collateralized debt obligations	Rs.			Various	20,496	11,825	29,737
Buyers credit from bank	Various			Various	2,917	40,583	33,750
Loan from banks / financial institutions	Various			Various	120,611	442,493	407,022
Compulsory convertible Preference shares	Rs.			Various	3,260	9	3,370
Others						3,440	2,562
Senior Notes
Tata Motors Limited	US$	250	due 2024	5.750%		18,769	18,161
Tata Motors Limited	US$	300	due 2025	5.875%		22,739	21,811
Jaguar Land Rover	US$	500	due 2023	5.625%		37,769	36,456
Jaguar Land Rover	GBP	400	due 2023	3.875%		39,715	40,194
Jaguar Land Rover	GBP	400	due 2022	5.000%	40,225	—	40,225
Jaguar Land Rover	US$	500	due 2027	4.500%		37,617	38,756
TML Holdings Pte. Limited	US$	300	due 2021	5.750%	21,935	—	21,935
TML Holdings Pte. Limited	GBP	98	due 2023	4.000%		9,602	9,582
TML Holdings Pte. Limited	US$	300	due 2024	5.500%		22,613	21,759
TML Holdings Pte. Limited	US$	425	due 2026	4.350%		31,995	—
Jaguar Land Rover	EUR	500	due 2029	5.500%		37,567	—
Jaguar Land Rover	US$	700	due 2025	7.750%		52,553	50,730
Jaguar Land Rover	US$	650	due 2028	5.875%		48,746	47,082
Jaguar Land Rover	EUR	500	due 2024	5.875%		41,981	42,657
Jaguar Land Rover	EUR	500	due 2028	4.500%		41,894	—
Jaguar Land Rover	EUR	650	due 2024	2.200%		54,727	55,629
Jaguar Land Rover	EUR	500	due 2026	4.500%		35,370	40,214
Jaguar Land Rover	EUR	500	due 2026	6.875%		42,562	43,390

Total Long-term debt					255,878	1,222,878	1,142,309

The following table sets forth a summary of the maturity profile for our outstanding long-term debt obligations as of March 31, 2022.

Payments Due by Period 1, 2	Rs. millions
Within one year	307,736
After one year and up to two years	316,507
After two year and up to five years	586,208
After five year and up to 10 years	199,564

Total	1,410,015

1.	Including interest.
2.	As of March 31, 2022, Jaguar Land Rover’s long-term debt obligations were senior notes and loans of Rs.639,102 million.
The following table sets forth our total liquid assets, namely cash and cash equivalents, short-term deposits and investments in mutual funds (under other current investment):

	As of March 31,
	2022	2021
	(Rs. millions)
Total cash and cash equivalents	381,590	317,000
Total short-term deposits	20,376	143,460
Total mutual fund investments	227,092	190,512

Total liquid assets	629,058	650,972

These resources enable us to address business needs in the event of changes in credit market conditions. Of the above liquid assets, Jaguar Land Rover held Rs.437,254 million and Rs.481,841 million as of March 31, 2022, and 2021, respectively. Most of Jaguar Land Rover’s liquid assets are maintained in GBP, U.S. dollars and Euro with smaller balances maintained in RMB and other currencies to meet operational requirements in those geographic regions.
Tata Motors Limited at a consolidated level had Free Cash Flow (which is a non-IFRS
measure that equals cash flow from operating activities, less payment for property, plant and equipment and intangible assets, add proceeds from sale of property, plant and equipment, less interest paid, add interest received, plus dividends from equity-accounted investees of core auto entities and less investment in equity-accounted investees of core auto entities), negative Rs. 97,958 million in Fiscal 2022 compared to positive Rs.10,644 million in Fiscal 2021. This is mainly due to adverse working capital at Jaguar Land Rover on account of constrained volumes due to supply shortages.
The following table provides information for the credit rating of Tata Motors Limited for short-term borrowing and long-term borrowing from the following rating agencies as of March 31, 2022: Credit Analysis & Research Limited (“CARE”), Information and Credit Rating Agency of India Ltd. (“ICRA”), Credit Rating Information Services of India Ltd. (“CRISIL”), S&P and Moody’s. A credit rating is not a recommendation to buy, sell or hold securities. A credit rating may be subject to withdrawal or revision at any time. Each rating should be evaluated separately of any other rating:

Rating agency	Long-term borrowings	Short-term borrowings
CARE	AA- / Stable	A1+
ICRA	AA- / Stable	A1+
CRISIL	AA- / Stable	A1+
S&P	BB- / Stable	—
Moody’s	B1 / Stable	—
We believe that we have sufficient liquidity available to meet our planned capital requirements. However, our sources of funding could be materially and adversely affected by an economic slowdown, as was witnessed in Fiscal 2009, arising due to impact of the
COVID-19
pandemic, supply chain disruption or other macroeconomic factors in India, the United Kingdom, the United States, Europe or China, which are beyond our control. A decrease in the demand for our vehicles could affect our ability to obtain funds from external sources on acceptable terms or in a timely manner.
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
The Company has performed an assessment of its financial position as at March 31, 2022 and forecasts of the Company and JLR for a period of twelve months from the date of these financial statements (the ‘Going Concern Assessment Period’ and the ‘Foreseeable Future’).
The Company and JLR have assessed their projected cash flows over the going concern assessment period. The base case uses the most recent Board-approved forecasts that include the going concern assessment period. The base case takes into account the Group’s expectations of the continued supply chain challenges relating to semiconductor shortages, the on-going
impacts of the
COVID-19
pandemic and the Russia-Ukraine conflict as well as the prevailing financial conditions including the impact of inflationary pressures on material costs. For JLR, the base case also assumes an improvement in volumes in the going concern assessment period, reflecting gradual improvement in semiconductor supply and proactive management of semiconductor supplies to maximise production of higher margin products. For the Company, the base case assumes continued recovery in industry volumes based upon external industry forecasts for India.

For the Company, the base case has been further sensitized using more severe but plausible scenarios considering external market commentaries and other factors impacting the global economy and automotive industry. For JLR, a reverse stress test against the base case has been carried out to determine the decline in wholesale volume over a twelvemonth period that would result in a liquidity level that breaches financing covenants. The reverse stress test assumes continued supply constraints result in demand that exceeds supply over the twelve-month period and assumes optimisation of supply to maximise production of higher margin products. In order to reach a liquidity level that breaches covenants, it would require a sustained decline in wholesale volumes of more than 60% compared to base case over a twelve-month period. JLR does not consider this scenario to be plausible given the reverse stress test volumes are significantly lower than those achieved during the peak of the
COVID-19
pandemic and the quarters most severely impacted by the semiconductor shortages. JLR has also considered other severe but plausible downside scenarios and expected volumes under each of these scenarios is much higher than under the reverse stress test. Management do not consider more extreme scenarios than the ones assessed to be plausible.
Within the going concern assessment period there is a GBP1 billion quarter-end
liquidity covenant attached to the UK Export Finance loan of JLR for the entire period and to the Revolving Credit Facility (RCF) of JLR from July 2022. Further, there is a reduction in the RCF facility from GBP 2 billion to GBP 1.5 billion from July 2022.
In evaluating the forecasts, the Company and JLR have taken into consideration both the sufficiency of liquidity to meet obligations as they fall due as well as potential impact on compliance with financial covenants during the forecast period. These forecasts indicate that the Company and JLR will have sufficient liquidity to operate and discharge their liabilities as they become due, without breaching any relevant covenants, taking into account only cash generated from operations and the funding facilities existing on the date of authorization of these financial statements and as at March 31, 2022, including the presently undrawn revolving credit facilities.
Based on the evaluation described above, management believes that the Company has sufficient financial resources available to it at the date of approval of these financial statements and that it will be able to continue as a ‘going concern’ in the foreseeable future and for a period upto at least twelve months from the date of authorisation of these financial statements.
Long-Term Funding
In order to refinance our existing borrowings and support our long-term funding needs, we continued to raise funds during Fiscal 2021 and Fiscal 2022. In the past, we issued convertible notes that were convertible into equity or repayable on maturity. Details of major funding during Fiscal 2018 through Fiscal 2022 are provided below.
During Fiscal 2018, Tata Motors Limited issued rated, listed and unsecured NCDs of Rs.15,000 million. The proceeds have been used for general corporate purposes.
In October 2017, Jaguar Land Rover Automotive Plc issued US$500 million senior notes due 2027 at a coupon interest of 4.500% per annum. The proceeds were for general corporate purposes, including support for Jaguar Land Rover’s ongoing growth and capital spending requirements.
During Fiscal 2018, TML Holdings Pte. Limited, a subsidiary of the Company, refinanced (i) an existing unsecured loan of US$600 million (US$300 million maturing in October 2020 and US$300 million maturing in October 2022) and (ii) a syndicated loan of US$250 million maturing in March 2020 with a new unsecured loan of GBP640 million (GBP190 million maturing in July 2020, GBP225 million maturing in July 2022 and GBP225 million maturing in July 2023)
.
During Fiscal 2018, TMFHL and its subsidiaries issued NCDs and raised Rs.32,310 million. Bank borrowings through secured and unsecured term loans continued to remain the major source of funds for long-term borrowings, and during Fiscal 2018, Rs.23,300 million was raised. During Fiscal 2018, overall long-term debt (net) increased by Rs.720 million.
During Fiscal 2019, Tata Motors Limited raised unsecured term loans amounting to Rs.15,000 million from banks for ongoing capital-spending requirements. Tata Motors Limited successfully completed a liability management exercise by the part-refinancing of US$500 million notes due for repayment on April 30, 2020. The Company raised External Commercial Borrowings (“ECB”) of US$237.468 million maturing in June 2025, which was used to repay the investors, who had surrendered their bonds through the tendering process.

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
During Fiscal 2020, Tata Motors Limited allotted 201,623,407 Ordinary Shares at a price of Rs.150 per Ordinary Share aggregating to Rs.30,244 million and 231,333,871 Convertible Warrants (“Warrants”), each carrying a right to subscribe to one Ordinary Share per Warrant, at a price of Rs.150 per Warrant (“Warrant Price”), aggregating to Rs.34,700 million on a preferential basis to Tata Sons Private Limited. An amount equivalent to 25% of the Warrant Price was paid at the time of subscription and allotment of each Warrant and the balance of 75% of the Warrant Price shall be payable by the Warrant holder against each Warrant at the time of allotment of Ordinary Shares pursuant to exercise of the options attached to Warrant(s) to subscribe to Ordinary Share(s), by June 2021. The Company had in Fiscal 2021 fully utilized the amount of Rs.38,919 million toward repayment of debt and other general corporate purposes of the Company and its subsidiaries. During the year ended March 31, 2021, on exercise of options by Tata Sons Private Limited and on receipt of balance subscription money of Rs.26,025 million, the Company has fully converted 231,333,871 convertible warrants into Ordinary Shares, that were issued during the year ended March 31, 2020. The Company has utilized the full amount toward refinancing and general corporate purposes as at March 31, 2022.
During Fiscal 2020, the Tata Motors Limited raised unsecured term loans amounting to Rs.15,000 million from Banks for general corporate purpose and funding capital requirements. Tata Motors Limited raised unsecured, rated, listed NCDs amounting to Rs.10,000 million for utilization toward capital expenditure, including intangibles, refinancing of existing indebtedness and other general corporate purpose. In November 2019, Tata Motors Limited issued US$300 million bonds due 2025 at a coupon rate of 5.875% for funding capital requirements and other permitted uses under the ECBs guidelines.
In October 2019, Jaguar Land Rover Automotive plc completed and drew down in full a GBP625 million five-year amortizing loan facility backed by a GBP500 million guarantee from UKEF. In addition, the Company signed a new GBP100 million working capital facility for fleet buybacks in October 2019, fully drawn in November 2019 (subsequently renewed and amended to a GBP113 million facility with GBP110 million drawn at March 31, 2021). The fleet buyback facility matured in December 2021 and entire GBP110 million was repaid.
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
During Fiscal 2020, TMFHL and its subsidiaries raised Rs.22,700 million by issuing NCDs (including subordinated debt and perpetual NCDs). Total issuance through subordinated debt and hybrid perpetual NCDs was Rs.5,500 million. Bank borrowings, including ECB’s continued to be a major source of funds for long-term borrowing and raised Rs.43,204 million during fiscal 2020.

During Fiscal 2021, Tata Motors raised unsecured term loans amounting to Rs.5,000 million from Banks for general corporate purpose and funding capital requirements. During Fiscal 2021, Tata Motors Limited raised Rs.10,000 million through secured, rated, listed NCD’s. Tata Motors Limited also raised Rs.30,000 million through secured term loan for utilization toward capital expenditure, including intangibles, refinancing of existing indebtedness and other general corporate purposes.
During Fiscal 2021, Jaguar Land Rover (China) Investment Co. Ltd. signed a RMB5 billion unsecured three-year revolving loan facility with a syndicate of five Chinese banks (fully drawn as at March 31, 2021) which is subject to an annual confirmatory review. In addition, Jaguar Land Rover (China) Investment Co., Ltd. entered into a small parts factoring facility in the first quarter of Fiscal 2021, which was fully drawn as at March 31, 2022 (equivalent to GBP599 million).
In October 2020, Jaguar Land Rover Automotive Plc issued US$700 million senior notes due in 2025 at a coupon of 7.75% per annum. In December 2020, Jaguar Land Rover Automotive Plc issued US$650 million senior notes due 2028 at a coupon of 5.875%. The proceeds were for general corporate purposes.
In January 2021, the GBP300 million senior notes with a coupon of 2.750% issued by Jaguar Land Rover Automotive Plc in January 2017 matured and were fully repaid.
During Fiscal 2021, TML Holding Pte Limited issued GBP98 million Credit Enhanced Notes at a coupon rate of 4% and US$300 million Senior notes at a coupon rate of 5.5%. TML Holding Pte Limited also raised US$100 million unsecured term loan. The proceeds have been used toward refinancing and meeting general corporate purposes.
During Fiscal 2021, TMFHL and its subsidiaries raised Rs.48,360 million by issuing debentures (including Hybrid and non-hybrid
Perpetual NCDs). Total issuance through Hybrid Perpetual NCDs was Rs.20,630 million. Bank borrowings continued to be a major source for long-term borrowing, and it raised Rs.68,907 million during Fiscal 2021. Out of this, ECB amounted to Rs.1,100 million.
During Fiscal 2022, Tata Motors raised unsecured term loans amounting to Rs.10,000 million from Banks for general corporate purpose and funding capital requirements. During Fiscal 2022, Tata Motors Limited prepaid 6,000 million of secured term loan.
During Fiscal year 2022, the TMF Group raised Rs.50,050 million by issuing debentures (including Hybrid and non-hybrid
Perpetual NCDs). Total issuance through Hybrid Perpetual NCDs was Rs.9,350 million. Bank borrowings continued to be a major source for long-term borrowing and raised Rs.79,750 million during Fiscal 2022.
In June 2021, TML Holding Pte Limited has issued U.S. Dollar-denominated US$425 million senior notes with a coupon rate of 4.35% due in 2026. The proceeds have been applied toward refinancing and meeting general corporate purposes.
In June 2021, Tata Motors Limited issued E
30-A
Series of 5,000 Rated, Listed, Unsecured, 6.60% Coupon, Redeemable,
Non-Convertible
Debentures of Rs.5,000 million, on private placement basis.
In July 2021, Tata Motors Limited issued E
30-B
Series of 5,000 Rated, Listed, Unsecured, Redeemable,
Non-Convertible
Debentures, 6.95% Coupon of Rs.5,000 million, on private placement basis.
In July 2021, Jaguar Land Rover Automotive Plc issued US$500 million senior notes due in 2029 at a coupon of 5.50% per annum and EUR500 million senior notes due 2028 at a coupon rate of 4.5%. The proceeds were for general corporate purposes. In February 2022, the GBP400 million senior notes with a coupon of 5% issued by Jaguar Land Rover Automotive Plc in January 2014 matured and were fully repaid.
In December 2021, Jaguar Land Rover took £625 million five-year amortising loan (backed by a UKEF guarantee). As at March 31, 2022, the total amount outstanding in respect of the five-year amortising loan facilities of £625 million taken in October 2019 and above-referenced facility of £625 million taken in December 2021, stood at £917 million with £156 million repayment in Fiscal 2022.

The Company at its Board meeting held on October 12, 2021, approved the incorporation of a wholly owned subsidiary, TML EV Co., to undertake its passenger electric mobility business and executed a Securities Subscription Agreement with India Markets Rio Pte Ltd., an entity affiliated with TPG Rise Climate (the climate investing strategy of TPG’s global impact investing platform TPG Rise) for an aggregate investment of Rs.75,000 million in TML EV Co. over the period of 18 months from the date of completion of the first tranche. Accordingly, TPEML was formed on December 21, 2021. The Proposed Transaction involves the primary investment of Rs.75,000 million by TPG Rise Climate in TPEML in tranches; and issuance and allotment of compulsorily convertible preference shares, having face value of Rs.1,000 each, by TPEML to TPG Rise Climate in lieu of such investment. The investment is by issuance and allotment of compulsorily convertible preference shares, having face value of Rs.1,000 each, by the Company to TPG Rise Climate. The total amount of investment of Rs.75,000 million is bifurcated into two instruments, CCPS A1 and CCPS A2, of investment of Rs.50,000 million and investment of Rs.25,000 million, respectively. The remittance of the first tranche of Rs.37,500 million (50% of each instrument) was received on March 29, 2022.
For various repayments made during Fiscal 2022, refer to the summary of long-term debt outstanding as of March 31, 2022, included in Item 5.B “Operating and Financial Review and Prospects—Liquidity and Capital Resources—Principal Sources of Funding Liquidity”.
Short-Term Funding
We fund our short-term working capital requirements with cash generated from operations, overdraft facilities with banks, short- and medium-term borrowings from lending institutions, banks and commercial paper. The maturities of these short-term and medium-term borrowings and debentures are generally matched to particular cash flow requirements. We had borrowings of Rs.173,784 million and Rs.216,628 million as of March 31, 2022, and 2021, respectively.
On January 1, 2022, we transferred our Passenger Vehicles business to TMPVL, a wholly owned subsidiary. Accordingly, the working capital limits for Tata Motors Limited were reduced to Rs.70,000 million and we entered into facility with a consortium banks for Rs.30,000 million working capital limits for TMPVL. The balance for TMPVL was fully unutilized as at March 31, 2022. As at March 31, 2022, the unutilized working capital limits for Tata Motors Limited were at Rs.46,355 million. The working capital limit are secured by hypothecation of existing current assets, including stock of raw material, stock in process, semi-finished goods, stores and spares not relating to plants and machinery (consumable stores and spares), bills receivables and book debts, including vehicle financing receivables and all other moveable current assets, except cash and bank balances, loans and advances of Tata Motors Limited, both present and future. The working capital limit are renewed annually.
For Jaguar Land Rover, the unutilized revolving credit facility was GBP2,015 million as at March 31, 2022. In April 2021, Jaguar Land Rover Automotive plc concluded negotiations with 20 banks to extend GBP1.3 billion of its committed undrawn revolving credit facility out to March 2024. This GBP1.3 billion facility has increased in value since completion to reach GBP1.5 billion as at March 31, 2022, with the addition of a further four banks. In our opinion, our working capital facilities and short-term borrowings are sufficient for the Company’s present requirements.
In December 2020 Jaguar Land Rover Limited renewed its GBP113 million committed, secured revolving loan facility for fleet buybacks for another year, with GBP110 million drawn as at March 31, 2021. The fleet buyback facility matured in December 2021.
As at March 31, 2022, Jaguar Land Rover Limited had sold receivables of GBP191 million equivalent under the approximately US$500 million committed invoice discounting facility, which was renewed for another two years in March 2021. Under the terms of this facility receivables are accounted as sold (through trade receivables in working capital) and therefore not accounted as debt under IFRS.
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

We monitor compliance with our financial covenants on an ongoing basis. We also review our refinancing strategy and continue to plan for deployment of long-term funds to address any potential non-compliance.
On June 30, 2020, we were notified by one of our Indian lenders in respect of our Rs.27,000 million loan facility that, as at June 30, 2020, the Company had failed to maintain one of the financial ratios under the terms of the loan facility. The Company received confirmation from the lender that it has approved an increase in such threshold and has given a waiver of the Company’s failure to maintain the relevant financial ratio for Fiscal 2021 and Fiscal 2022. Further, the Company has received confirmation from another lender on its Rs.30,000 million loan facility that it has given a waiver of the Company’s failure to maintain this ratio before March 31, 2023. However, these compliances have been met as at March 31, 2022.
In one of our subsidiaries, we could not meet certain covenants and have obtained a waiver for Fiscal 2022. The outstanding term loan as at March 31, 2022, is Rs. 187.5 million.
Certain debt issued by Jaguar Land Rover is subject to customary covenants and events of default, which include, among other things, minimum liquidity requirement in the case of the UKEF facilities (and the GBP1.5 billion extended revolving credit facility, drawable from July 2022, when the current revolving credit facility matures), restrictions or limitations on the amount of cash that may be transferred outside of the Jaguar Land Rover Group in the form of dividends, loans or investments to TML and its subsidiaries. These are referred to as “restricted payments” in the relevant Jaguar Land Rover financing documentation. In general, the amount of cash which may be transferred as restricted payments from the Jaguar Land Rover Group to the Company and its subsidiaries is limited to 50% of its cumulative consolidated net income (as defined in the relevant financing documentation) from January 2011. As at March 31, 2022, the estimated amount that is available for dividend payments, other distributions and restricted payments was approximately GBP4 billion.
Pursuant to Regulation
S-X,
a company must compute its proportionate share of restricted net assets basis consolidated financials. If the amount of such restriction is more than 25% of the company’s consolidated net assets, then condensed financial information of the parent company has to be presented. As of March 31, 2022, there are no restricted net assets and hence the disclosure pertaining to parent-only financials has not been given.
Material Short- and Long-Term Cash Requirements
We expect to invest around Rs.320,000 million in property, plants and equipment and product development during Fiscal 2023. We have contractual obligations of Rs.88,475 million toward purchase commitments as at March 31, 2022. Under the Chery Jaguar Land Rover Automotive Co., Limited joint venture with Chery, Jaguar Land Rover is committed to contribute Rs.59,770 million as at March 31, 2022, toward its share in the capital of the joint venture of which Rs.41,540 million has been contributed as at March 31, 2022. As at March 31, 2022, Jaguar Land Rover has an outstanding commitment of Rs.18,230 million. Our debt maturities are well spread out. We have Rs.245,395 million of long-term debt on a consolidated basis due within the next 12 months. We intend to manage our commitments through cash generated from operations and explore options available in the debt and equity capital markets for refinancing and meeting business purpose requirements, as needed.
Cash Flow Data
The following table sets forth selected items from our consolidated statements of cash flows for the periods indicated.

	Rs. millions
	Fiscal 2022	Fiscal 2021
Net Cash provided by Operating Activities	142,828	290,005
Net income/(loss) after tax	(112,372)	(142,138)
Adjustments to net income after tax	373,577	434,271
Changes in operating assets and liabilities	(99,280)	18,918
Income tax paid	(19,096)	(21,046)
Net Cash used in Investing Activities	(47,751)	(261,263)
Purchase of property, plants and equipment and intangible assets (net)	(149,383)	(198,548)
Net investment, short-term deposit, margin money and loans given	94,783	(67,189)
Dividend and interest received	6,850	4,474
Net Cash provided by Financing Activities	(33,802)	99,042
Proceeds from issue of shares and warrants (net of issue expenses)	37,686	26,025
Dividends paid (including to non-controlling shareholders of subsidiaries)	(999)	(303)
Interest paid	(97,932)	(85,003)

	Rs. millions
	Fiscal 2022	Fiscal 2021
Short-term (net) borrowings (net of debt issuance cost)	(45,393)	51,840
Long-term (net) borrowings (net of debt issuance cost)	72,836	106,483
Net change in cash and cash equivalents	61,275	127,785
Cash and cash equivalents, end of the year	381,590	317,000
Fiscal 2022 Compared to Fiscal 2021
Cash and cash equivalents increased by Rs.64,590 million in Fiscal 2022 to Rs.381,590 million from Rs.317,000 million in Fiscal 2021, which was partially offset by an unfavorable currency translation of Rs.3,885 million from GBP to Indian rupees. The increase in cash and cash equivalents (excluding currency translation) resulted from the changes to our cash flows in Fiscal 2022 when compared to Fiscal 2021 as described below.
The net loss is Rs.112,372 million in Fiscal 2022 compared to a loss of Rs.142,138 million in Fiscal 2021. The cash flows from operating activities before changes in operating assets and liabilities is of Rs.261,204 million in Fiscal 2022 compared to Rs.292,133 million in Fiscal 2021. The changes in operating assets and liabilities resulted in a net outflow of Rs.99,280 million in Fiscal 2022, compared to inflow of Rs.18,918 million in Fiscal 2021.
In Fiscal 2022, the net outflow in vehicle finance receivables was Rs.756 million, compared to Rs.43,869 million in Fiscal 2021.
For Tata Commercial Vehicles and Tata Passenger Vehicles there was a reduced inflow of Rs.37,717 million in Fiscal 2022 on account of changes in operating assets and liabilities, compared to Rs.43,001 million in Fiscal 2021, which was mainly attributable to a decrease in trade payables and acceptances.
For Jaguar Land Rover brand vehicles, there was a net outflow of cash on account of changes in operating assets and liabilities accounting to Rs.125,624 million in Fiscal 2022, compared to inflows of Rs.13,827 million in Fiscal 2021. This is mainly due to decrease in trade payables reflecting a decrease in operations at Jaguar Land Rover in Fiscal 2022 compared to Fiscal 2021.
Income tax paid increased to Rs.19,096 million in Fiscal 2022, compared to Rs.21,046 million in Fiscal 2021, which was primarily attributable to tax payments by Jaguar Land Rover’s foreign subsidiaries in their respective tax jurisdictions.
Net cash used in investing activities totaled Rs.47,751 million in Fiscal 2022, compared to Rs.261,263 million for Fiscal 2021, a decrease of Rs.213,512 million or 81.7%. The decrease was mainly due to realization of short-term deposits margin money in Fiscal 2022 as compared to investment in Fiscal 2021.
The following table sets forth a summary of our cash outflow on property, plants and equipment and intangible assets for the periods indicated.

	For the year ended,
	2022	2021
	(Rs. millions)
Tata Commercial Vehicles and Tata Passenger Vehicles	29,024	17,192
Jaguar Land Rover	119,744	181,228
In Fiscal 2022, payments for capital expenditures at Jaguar Land Rover decreased by 33.8% to Rs.119,744 million from Rs.181,228 million in Fiscal 2021. Investment spending in Fiscal 2021 was GBP2.0 billion (11.1% of revenue), significantly lower than the GBP2.3 billion (11.9% of revenue) in the prior fiscal year, due to continued Charge+ savings. Total research and development accounted for GBP2 billion, of which GBP839 million was expensed through profit and loss statement and remaining GBP1,197 million was capitalized. Further, in Fiscal 2022, payments for capital expenditures at Tata Commercial Vehicles and Tata Passenger Vehicles increased to Rs.29,024 million from Rs.17,192 million in Fiscal 2021, due to increased product development activities.
Our net investment in short-term deposit margin moneys and loans resulted in an inflow of Rs.94,783 million in Fiscal 2022, compared to an outflow Rs.67,189 million in Fiscal 2021. This is mainly due to higher realization of fixed deposit in Fiscal 2022, compared to Fiscal 2021.
Net cash outflow from financing activities totaled Rs.33,802 million in Fiscal 2022, compared to Rs.99,042 million in Fiscal 2021.

For Tata Commercial Vehicles and Tata Passenger Vehicles, the short-term debt decreased by Rs.6,473 million, whereas long-term debt (net) decreased by Rs.29,969 million, due to additional repayments. There was a decrease in debt (short-term and long-term) of Rs.591 million in Fiscal 2022 at Vehicle Financing, compared to an increase of Rs.71,884 million in Fiscal 2021. Lease obligations payment was Rs. 2,999 million in Fiscal 2022 compared to Rs. 2,258 million in Fiscal 2021 for Tata Commercial Vehicles and Tata Passenger Vehicles. For Vehicle financing, lease obligations marginally reduced at Rs.153 million compared to Rs. 160 million in Fiscal 2022 and Fiscal 2021, respectively.
For Jaguar Land Rover, short term debt increased to GBP1,779 million in Fiscal 2022 (GBP1,206 million in Fiscal 2021) and long-term debt (excluding lease liabilities) increased to GBP5,248 million in Fiscal 2022 (GBP4,972 million in Fiscal 2021) including the new EUR500 million and US$500 million unsecured bonds issued in Fiscal 2022, partially offset by repayment of GBP400 million bond and GBP125 million of the UKEF-backed loan which amortized over the course of the year as well as favorable revaluation of foreign currency debt as a result of the stronger British Pound as at March 31, 2022, compared to March 31, 2021. Lease obligations payment was GBP71 million in Fiscal 2022 compared to GBP80 million in Fiscal 2021.
Interest paid in Fiscal 2022 was Rs.97,932 million, compared Rs.85,003 million in Fiscal 2021. Interest paid for Jaguar Land Rover was Rs.34,694 million in Fiscal 2022, compared to Rs.25,078 million in Fiscal 2021 primarily because of the higher indebtedness as well as lower yield on cash balances, resulting from central banks interest rate cuts to help tackle the economic effects of the
COVID-19
pandemic. For Tata Commercial Vehicles and Tata Passenger Vehicles, interest paid was Rs.27,440 million in Fiscal 2022, compared to Rs.27,386 million in Fiscal 2021. For Vehicle Financing, interest paid was Rs.30,532 million in Fiscal 2022, compared to Rs.28,918 million in Fiscal 2021. Despite decrease in debt of Tata Commercial Vehicles, Tata Passenger Vehicles and Vehicle financing, interest expenses marginally increased on account of discounting charges which increased to Rs.10,346 million in Fiscal 2022 compared to Rs.8,437 million in Fiscal 2021. Please see Item 5.B “Operating and Financial Review and Prospects—Liquidity and Capital Resources—Principal Sources of Funding Liquidity—Long-term funding” of this annual report on Form
20-F.
Balance Sheet Data
Below is a discussion of major items and variations in our consolidated balance sheet as at March 31, 2022, and 2021, included elsewhere in this annual report on Form
20-F.

	As at March 31, 2022	As at March 31, 2021	Change	Change %

	(Rs. millions)
ASSETS
Cash and cash equivalents including short-term deposits	401,966	460,460	(58,494)	(12.7)
Finance receivables (current and non-current)	332,312	347,149	(14,837)	(4.3)
Trade receivables	124,421	126,791	(2,370)	(1.9)
Investments (current and non-current)	250,301	204,195	46,106	22.6
Other financial assets (current and non-current)	119,672	147,887	(28,215)	(19.1)
Inventories	352,446	360,865	(8,419)	(2.3)
Property, plant and equipment, right of use assets, goodwill and intangible assets	1,410,878	1,510,468	(99,590)	(6.6)
Investment in equity-accounted investees	43,494	42,008	1,486	3.5
Deferred income taxes	38,709	45,203	(6,494)	(14.3)
Income tax assets (current and non-current)	14,566	18,686	(4,120)	(22.0)
Other assets (current and non-current)	129,881	76,874	53,007	69.0
Assets classified as held-for-sale	4,957	2,208	2,749	124.5

Total Assets	3,223,603	3,342,794	(119,191)	(3.6)

LIABILITIES AND EQUITY
Liabilities:
Accounts payable and acceptances	747,252	818,343	(71,091)	(8.7)
Long-term debt, short-term borrowings and current portion of long-term debt	1,396,662	1,358,937	37,725	2.8
Other financial liabilities (current and non-current)	215,518	167,142	48,376	(28.9)
Provisions (current and non-current)	237,224	264,549	(27,325)	(10.3)
Deferred income taxes	15,584	15,559	25	0.2
Other liabilities (current and non-current)	158,228	188,264	(30,036)	(16.0)
Current income tax liabilities	12,539	10,864	1,675	15.4

	As at March 31, 2022	As at March 31, 2021	Change	Change %

	(Rs. millions)
Liability directly associated with assets held for sale	31	—	31	100

Total Liabilities	2,783,038	2,823,658	(40.620)	(1.4)

Equity	440,565	519,136	(78,751)	(15.1)

Total Liabilities and Equity	3,223,603	3,342,794	(119,191)	(3.6)

Our total current assets increased marginally by Rs.683 million to Rs.1,469,543 million as of March 31, 2022, compared to Rs.1,468,860 million as of March 31, 2021.
Cash and cash equivalents increased by 20.4% to Rs.381,590 million as of March 31, 2022, compared to Rs.317,000 million as of March 31, 2021, offset by an unfavorable foreign currency translation of Rs.3,885 million from GBP to Indian rupees. We hold cash and cash equivalents principally in Indian rupees, GBP, Euro, U.S. dollars and Chinese Renminbi. Out of cash and cash equivalents as of March 31, 2022, Jaguar Land Rover held the GBP2,591 million equivalent of Rs.257,646 million, which consists of surplus cash deposits for future use. As of March 31, 2022, we had short-term deposits of Rs.20,376 million, compared to Rs.143,460 million as of March 31, 2021, a decrease of 85.8%, due to decrease in the value of deposits invested over a term of three months or longer mainly at Jaguar Land Rover.
As of March 31, 2022, we had finance receivables, including the non-current
portion (net of allowances for credit losses), of Rs.332,312 million, compared to Rs.347,149 million as of March 31, 2021, a decrease of 4.3%, due to higher direct assignment offsetting the growth in disbursements in the current fiscal year. Gross finance receivables were Rs.350,386 million as of March 31, 2022, compared to Rs.359,626 million as of March 31, 2021. Vehicle financing is integral to our automotive operations in India. For further detail, see Item 4.B “Information on the Company—Business Overview—Overview of Automobile Operations—Tata Commercial Vehicles and Tata Passenger Vehicles—Tata Commercial Vehicles and Tata Passenger Vehicles—Vehicle Financing”.
Trade receivables (net of allowance for doubtful receivables) were Rs.124,421 million as of March 31, 2022, representing a decrease of 1.9% of Rs. 2,370 million over March 31, 2021, of Rs.126,791 million. The decrease was partially due to an unfavorable foreign currency translation of Rs.823 million from GBP to Indian rupees. Trade receivables for Tata Commercial Vehicles and Tata Passenger Vehicles increased by 23.6% to Rs.47,483 million as of March 31, 2022, from Rs.38,334 million as of March 31, 2021, primarily on account of higher sales volume due to pent up demand. The trade receivables of Jaguar Land Rover were Rs.70,753 million as of March 31, 2022, compared to Rs.85,013 million as of March 31, 2021, a decrease of 16.8%. The past dues for more than six months (gross) decreased from Rs.16,791 million as of March 31, 2021, to Rs.14,414 million as of March 31, 2022. These mainly represent dues from government-owned transport undertakings and Passenger Vehicle dealers, for which we are pursuing recovery.
As of March 31, 2022, inventories were at Rs.352,446 million, compared to Rs.360,865 million as of March 31, 2021, a decrease of 2.3%. The decrease in finished goods inventory was Rs.34,263 million from Rs.273,017 million as of March 31, 2021, to Rs.238,754 million as of March 31, 2022, mainly due to a decrease in volumes at Jaguar Land Rover. This decrease was also due to an unfavorable currency translation of Rs.3,481 million from GBP to Indian rupees. In terms of number of days to sales, finished goods represented 31 inventory days in sales in Fiscal 2022, compared to 41 inventory days in Fiscal 2021.
Our investments (current and
non-current
investments) increased to Rs.250,301 million as of March 31, 2022, from Rs.204,195 million as of March 31, 2021, representing an increase of 22.6%. Our investments mainly comprise mutual fund of Rs.219,721 million as of March 31, 2022, compared to Rs.190,512 million as of March 31, 2021. Investments attributable to Jaguar Land Rover were Rs.165,178 million as of March 31, 2022, compared to Rs.160,954 million as of March 31, 2021, an increase of 2.63% mainly on account of mutual fund. Tata Motors Limited on standalone basis has investments in mutual funds of Rs.51,431 million as of March 31, 2022, compared to Rs.15,780 million as of March 31, 2021.
Our other assets (current and
non-current)
increased by 69.0% to Rs.129,881 million as of March 31, 2022, from Rs.76,874 million as of March 31, 2021. The increase is mainly attributable to pension assets, which was liability in Fiscal 2021 on the UK defined benefit pension scheme at Jaguar Land Rover consequent to changes in actuarial assumptions causing the defined benefit schemes moved to a net asset position as at March 31, 2022, from net liability position as at March 31, 2021.
Our other financial assets (current and
non-current)
decreased to Rs.119,672 million as of March 31, 2022, from Rs.147,887 million as of March 31, 2021. Derivative financial instruments (representing options and other hedging arrangements, mainly related to the Jaguar Land Rover business) decreased to Rs.39,361 million as of March 31, 2022, from Rs.61,126 million as of March 31, 2021, predominantly due to weakening of the GBP compared to the Euro and therefore the increasing fair value of derivative contracts.

Property, plants and equipment (net of depreciation) decreased from Rs.823,041 million as of March 31, 2021, to Rs.789,134 million as of March 31, 2022. The decrease is partly due to an unfavorable foreign currency translation of Rs.8,343 million from GBP to Indian rupees. After adjusting for the foreign currency translation impact, a decrease is mainly due to depreciation charged during the year for property, plant and equipment and lower addition during the year compared to the previous year.
Goodwill as at March 31, 2022, was Rs.8,072 million, compared to Rs.8,037 million as at March 31, 2021. The increase in goodwill was attributable to favorable translation impact pertaining to software consultancy and the services of our subsidiary, TTL.
Intangible assets decreased by 11% from Rs.614,483 million as of March 31, 2021, to Rs.546,812 million as of March 31, 2022. This decrease is mainly due to amortization charge for the year and lower capitalization of product development costs. This decrease was due to unfavorable foreign currency translation of Rs.5,808 million from GBP to Indian rupees. As at March 31, 2022, there were product development projects in progress amounting to Rs.64,994 million, compared to Rs.122,684 million as at March 31, 2021.
The carrying value of investments in equity-accounted investees increased by 3.5% to Rs.43,494 million as at March 31, 2022, from Rs.42,008 million as at March 31, 2021. The value of investments in equity-accounted investees increased due to profits for the year Fiscal 2022 from the associates. There is an unfavorable currency translation of Rs.436 million.
A deferred tax liability (net) of Rs.15,505 million was recorded in our income statement and asset of Rs.10,645 million in other comprehensive income, which mainly includes liabilities of Rs.9,126 million toward post-retirement benefits and asset of Rs.20,835 million toward cash flow hedges in Fiscal 2022. The net deferred tax asset of Rs.23,124 million was recorded as of March 31, 2022, compared to Rs.29,645 million as of March 31, 2021.
Accounts payable (including acceptances) were Rs.747,252 million as of March 31, 2022, compared to Rs.818,343 million as of March 31, 2021, a decrease of 8.7%, reflecting decrease in operations at Jaguar Land Rover and a favorable foreign currency translation of Rs.5,689 million from GBP to Indian rupees.
Other financial liabilities (current and
non-current)
were Rs.215,518 million as of March 31, 2022, compared to Rs.167,142 million as of March 31, 2021 (net of a favorable currency translation impact of Rs.1,904 million), reflecting liabilities toward vehicles sold under repurchase arrangements, derivative instruments, and interest accrued but not due on loans and lease liabilities. Liability toward vehicles sold under repurchasing arrangements decreased to Rs.26,581 million as of March 31, 2022, from Rs.36,229 million as of March 31, 2021, due to a decrease in the repurchase business at Jaguar Land Rover. This decrease was offset by Derivative financial instruments (representing options and other hedging arrangements, mainly related to Jaguar Land Rover) which increased by 75.4% to Rs.78,590 million as of March 31, 2022, from Rs.44,796 million as of March 31, 2021 and issue of Compulsory Convertible Preference (CCPS) shares of TPEML amounting to Rs.12,500 million.
Provisions (current and
non-current)
decreased by 10.3% to Rs.237,224 million as of March 31, 2022, from Rs.264,549 million as of March 31, 2021. This decrease was mainly due to utilization of restructuring provision of Rs.19,519 million made at Jaguar Land Rover under the Reimagine strategy toward settling legal obligations on work performed to date and other third-party obligations and offset by a favorable foreign currency translation impact of Rs.2,561 million from GBP to Indian rupees. Provisions for warranties decreased by 4.7% or Rs.8,702 million to Rs.177,336 million as of March 31, 2022, compared to Rs.186,039 million as of March 31, 2021, at Jaguar Land Rover business, primarily due to lower sales. Furthermore, provisions for residual risk for Jaguar Land Rover decreased to Rs.3,148 million (GBP31 million) as at March 31, 2022, compared to Rs.6,674 million (GBP66 million) as at March 31, 2021. This is primarily driven by the resilience and recovery observed in the U.S. economy and secondary vehicle market across Fiscal 2022 following the anticipated impact of the
COVID-19
pandemic, further supported by Jaguar Land Rover’s wider
demand-led
recovery.
Other liabilities (current and
non-current)
decreased by 15.9% to Rs.158,228 as at March 31, 2022. Employee benefit obligations decreased to Rs.3,237 million as of March 31, 2022, compared to Rs.40,918 million as of March 31, 2021, mainly pertaining to the Jaguar Land Rover pension plan, consequent to changes in actuarial assumptions causing the defined benefit schemes to move to a net asset position.
Our total debt was Rs.1,396,662 million as of March 31, 2022, compared to Rs.1,358,937 million as of March 31, 2021, an increase of 2.8%, partially offset by a favorable currency translation of Rs.10,319 million from GBP to Indian rupees. Short-term debt (including the current portion of long-term debt) decreased by 2.0% to Rs.419,179 million as of March 31, 2022, compared to Rs.427,917 million as of March 31, 2021. Long-term debt (excluding the current portion) increased by 5.0% to Rs.977,484 million as of March 31, 2022, from Rs.931,020 million as of March 31, 2021. Long-term debt (including the current portion) increased by 7.1% to Rs.1,222,879 million as of March 31, 2022, compared to Rs.1,142,309 million as of March 31, 2021. Please see Item 5.B “Operating and Financial Review and Prospects—Liquidity and Capital Resources—Principal Sources of Funding Liquidity—Long-term funding” for further details.

Total equity was Rs.440,565 million as of March 31, 2022, and Rs.519,136 million as of March 31, 2021.
Equity attributable to shareholders of Tata Motors Limited decreased from Rs.503,303 million as of March 31, 2021, to Rs.397,756 million as of March 31, 2022. This decrease is mainly due to losses of Rs.113,699 million, hedging reserve loss of Rs.57,706 million and currency translation reserve loss of Rs.1,131 million that is offset by actuarial gains in pension reserve of Rs.61,006 million.
The Ratio of Net Debt to Shareholders’ Equity (total debt less cash and cash equivalents and mutual funds—current) divided by total shareholders’ equity (including non-controlling
interests) under IFRS increased from 1.6 as of March 31, 2021, to 1.8 as of March 31, 2022. Details of the calculation of this ratio are set forth in Exhibit 7.1 to this annual report on Form
20-F.
The following table sets forth our contingent liabilities as of the dates indicated.

	As of March 31,
	2022	2021
	(Rs. millions)
Income tax	9,760	6,213
Excise duties	6,809	6,427
Sales tax	13,891	14,220
Other taxes and claims 1	2,552	2,470

Total	33,012	29,330

1.
Other taxes and claims include claims by other revenue authorities and distributors. See Item 4.B “Information on the Company—Business Overview—Governmental Regulations—Legal Proceedings” of this annual report on Form
20-F.

Rs.91,833 million and Rs.98,836 million as of March 31, 2022, and 2021, respectively, represent executory contracts on capital accounts otherwise provided for.
Under the joint venture agreement for the China Joint Venture, we are committed to contributing RMB5,000 million of capital toward our share of capital in the joint venture. As of March 31, 2022, we had an outstanding commitment of approximately RMB1,525 million (Rs.18,230 million).
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
Capital Expenditures
Capital expenditures totaled Rs.145,396 million and Rs.178,199 million during Fiscal 2022 and Fiscal 2021, respectively. Our automotive operations accounted for a majority of such capital expenditures. We currently plan to invest around Rs.320,000 million in Fiscal 2023 in new products and technologies. Please see Item 5.B “Operating and Financial Review and Prospects—Liquidity and Capital Resources” of this annual report on Form
20-F
for additional details.

Our capital expenditures in India during Fiscal 2021 related mostly to (i) the introduction of new products, such as the Tata Altroz
I-turbo,
Tiago XTA, Harrier XT and Nexon
XM-S
and Tata Safari, (ii) the development of planned future products and technologies, and (iii) quality and reliability improvements aimed at reducing operating costs.
Total product and other investment for Jaguar Land Rover in Fiscal 2021 was GBP2.3 billion, primarily reflecting the ongoing launch of the all-new
Land Rover Defender, including the short wheelbase 90 and commercial derivatives, as well as the launch of new and refreshed 2021 model year products, including the significant increase in electrified options across our model range now consisting of eight PHEVs, 11 MHEVs and the all-electric
Jaguar
I-PACE.
The investment spending in Fiscal 2021 also supported the production of the new
3-liter
6-cylinder
Ingenium diesel engine manufactured at our EMC in Wolverhampton and for product launches in Fiscal 2022.
We continue to focus on development of new products for our various markets. Through Jaguar Land Rover, we continue to make investments in new technologies through its R&D activities to develop products that meet the requirements of the premium market, including developing sustainable technologies to improve fuel economy and reduce carbon dioxide emissions, such as the expansion of electrification across 12 of Jaguar Land Rover’s 13 nameplates, including eight PHEVs and 11 MHEVs models as well as the all-electric
Jaguar
I-PACE.
In Fiscal 2022, for Tata Passenger vehicles we launched Tata Punch, subcompact SUV, introduced advanced iCNG technology in Tiago and Tigor, launched Altroz DCA, and launched various variants including dark range of vehicles, Kaziranga range of SUV’s, Tiago NRG and Safari Gold. For Tata Electric vehicles we expanded our product portfolio in Fiscal 2022. Launched new Tigor EV with an extended range of 306 kms. Launched Xpres-T EV with two range options: 162km and 213km.
For Tata Commercial vehicle, we continued to enhance product portfolio and introduced 80+ products, 120 variants in Fiscal 2022.
In Fiscal 2022, Jaguar Land Rover introduced the New Range Rover and launched Range Rover Sport - the third generation of Land Rover’s SUV.
We intend to continue investing in our business units and R&D over the next several years, including capital expenditures for our ongoing projects, new projects, product development programs, mergers, acquisitions and strategic alliances in order to build and expand our presence in the Passenger Vehicle and Commercial Vehicle categories.
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
E. Critical Accounting Estimates
Please see Item 5.A “Operating and Financial Review and Prospects—Operating Results—Critical Accounting Policies” for the information required by this item.

Item 6.	Directors, Senior Management and Employees
A. Directors and Senior Management
Board of Directors
Under the Articles of Association, the Company cannot have fewer than three or more than 15 Directors. During Fiscal 2022, the Board was comprised of eight Directors. The Company’s Directors are not required to hold any Shares by way of qualification.
Under the Articles of Association, the board of directors of TSL, which owns, as of March 31, 2022, 0.0030% of Ordinary Shares and none of the “A” Ordinary Shares of the Company, has the right to nominate one Director to the Board.
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

As of March 31, 2022, the Directors and senior management of the Company, in their sole and joint names, beneficially held an aggregate of 222,000 Ordinary Shares (approximately 0.007% of our issued share capital) and no “A” Ordinary Shares of the Company.
The following table provides information about the Directors, executive officers and Group Chief Financial Officer of the Company, as of March 31, 2022:

Name (1)	Position	Date of birth	Year appointed as Director, executive officer or Group Chief Financial Officer	Expiration of term	Ordinary Shares beneficially owned as of March 31, 2022 (2)	‘A’ Ordinary Shares beneficially owned as of March 31, 2022 (2)
Mr. N. Chandrasekaran	Non-Executive Chairman	June 2, 1963	2017	2024	200,000	—
Mr. O. P. Bhatt 3	Independent Director	March 7, 1951	2017	2027	—	—
Ms. Hanne Sorensen	Independent Director	September 18, 1965	2018	2023	—	—
Ms. Vedika Bhandarkar	Independent Director	December 19, 1967	2019	2024	—	—
Mr. Kosaraju Veerayya Chowdary	Independent Director	October 10, 1954	2020	2025	—	—
Mr. Mitsuhiko Yamashita	Non-Executive Director	April 17, 1953	2020	2023	—	—
Mr. Thierry Bolloré	Non-Executive Director	May 30, 1963	2020	2024	—	—
Mr. Al-Noor Ramji (4)	Independent Director	May 18, 1954	2022	2027
Mr. Guenter Butschek (5)	CEO and Managing Director	October 21, 1960	2016	2021	—	—
Mr. Girish Wagh (6)	Executive Director	December 2, 1970	2021	2026	—	—
Mr. P. B. Balaji	Group Chief Financial Officer	September 9, 1969	2017	2029	22,000	—

1.
The business address of each of the Company’s Directors and Group Chief Financial Officer, other than as described immediately below is Bombay House, 24 Homi Mody Street, Mumbai 400001, India. The business address of Mr. O.P. Bhatt is 3, Ground Floor, Seagull, Carmichael Road, Mumbai 400 026, India. The business address of Ms. Hanne Sorensen is Esplanaden 5, 3rd Floor, Copenhagen 1263 K, Denmark. The business address of Ms. Vedika Bhandarkar is
B-8,
Sea Face Park, 50, Bhulabhai Desai Road, Mumbai 400026, India. The business address of Mr. Chowdary is 511, Teja Block, My Home Navadweepa, Madhapur, Hyderabad 500081, India. The business address of Mr. Yamashita is
4-6-5
Takamori, Isehara City Kanagawa, Japan 2591114. The business address of Mr. Bolloré is 1 Square Perronet, 92200, Neuilly Sur Seinne, Paris, France. The business address of
Mr. Al-Noor
Ramji is 10 Alexandere Place, London, SW725F, UK.

2.	Each of the Company’s Directors, executive officers and Group Chief Financial Officer beneficially owned less than 1% of the Company’s Shares as of March 31, 2022.

3.
Re-appointed
as an Additional Director and Independent Director for a second term of five years, commencing on May 9, 2022, subject to the receipt of shareholders’ approval at the forthcoming Annual General Meeting of the Company.

4.
Appointed as an Additional Director and Independent Director with effect from May 1, 2022, for a tenure of five years, subject to completion of applicable regulatory formalities and approval of the shareholders at the forthcoming Annual General Meeting of the Company.

5.	Mr. Butschek stepped down from his role as the CEO and Managing Director of TML, effective June 30, 2021, and continued his association with TML as a consultant until the end of Fiscal 2022.

6.	Mr. Girish Wagh (Head of the Commercial Vehicles Division) was appointed as Executive Director to the Board of TML, with effect from July 1, 2021.
Biographies
Set forth below is a short biography of each of the Company’s Directors and Group Chief Financial Officer:
Mr. Natarajan Chandrasekaran (Chairman)
Mr. Natarajan Chandrasekaran is the Chairman of the board of Tata Sons Private Limited, the holding company and promoter of more than 100 Tata operating companies with aggregate annual revenues of more than US$100 billion. He joined the board of Tata Sons in October 2016 and was appointed Chairman in January 2017.
Mr. Chandrasekaran’s appointment as Chairman of the board of Tata Sons is preceded by a
30-year
career at TCS, which he joined from university. He rose through the ranks at TCS to become CEO and Managing Director of the leading global IT solution and consulting firm.

Mr. Chandrasekaran was a director on the Board of India’s central bank, the RBI, from 2016 until March 3, 2020. He also serves on the board of directors of TCS Foundation, TSL, the Indian Hotels Company Limited, the Tata Power Company Limited, Tata Consumer Products Limited, Air India Limited, Tata Chemicals Limited, Tata Digital Private Limited, Jaguar Land Rover Automotive Plc, Tata Limited and TCS. He has also served as the Chairperson of the Information and Communication Technology Industry Governors at the World Economic Forum, Davos in
2015-16.
Mr. Chandrasekaran is an active member of India’s bilateral business forums, including USA, UK, Australia and Japan. He served as the chairman of NASSCOM, the apex trade body for IT services firms in India in
2012-13.
Mr. Chandrasekaran has received several awards and was honoured with the ’Business Leader Award’ at the Economic Times Awards for Corporate Excellence 2016. He was voted the “Best CEO” at the 2015
All-Asia
Executive Team rankings for the fifth consecutive year in 2015. He was awarded the Frans Banninck Cocq Medal from the City of Amsterdam for promoting trade and economic relations between The Netherlands and India. Mr. Chandrasekaran has been conferred honorary degrees and doctorates by several universities in India and abroad, including KIIT University (2012), SRM University (2010) and Nyenrode Business Universiteit in the Netherlands, among others. He attended the Regional Engineering College, Trichy, Tamil Nadu, where he completed a Master’s degree in Computer Applications before joining TCS in 1987.Mr. Chandrasekaran was appointed as a
Non-Executive
Board Chairman and Director of Tata Motors Limited with effect from January 17, 2017.
Mr. Om Prakash Bhatt
Mr. Bhatt is a graduate in Science and a postgraduate in English Literature (Gold Medalist). From July 1, 2006, to March 31, 2011, Mr. Bhatt was the Chairman, State Bank Group, which includes State Bank of India, India’s largest commercial bank; five associate banks in India; five overseas banks; SBI Life, the country’s largest private life insurer; SBI Capital Markets, India’s leading investment bank; SBI Fund Management; and other subsidiaries spanning diverse activities, from general insurance to custodial services. Under his leadership, SBI rose on the global list rankings of Fortune 500. He serves as a
Non-Executive
Chairman on the board of directors of Greenco Energy Holdings and as an independent director on several boards, including TCS, TSL, Tata Steel Europe Limited, TDCV, Aadhar Housing Finance Limited and Hindustan Unilever Limited (“HUL”).
Mr. Bhatt has also served as Chairman of Indian Banks’ Association, the apex body of Indian banks. He was appointed as the government’s nominee on the
India-U.S.
CEO Forum, Indo-French CEO Forum and Indo-Russia CEO Forum, forging links with a cross-section of the world’s business leaders.
Mr. Bhatt was appointed as an Independent Director of Tata Motors Limited with effect from May 9, 2017. He was re-appointed
as an Additional and Independent Director for a second term of five years, commencing on May 9, 2022, subject to receipt of shareholders’ approval at the forthcoming Annual General Meeting of the Company.
Ms. Hanne Sorensen
Ms. Hanne Birgitte Sorensen is a Danish national and holds an MSc in Economics and Management from the University of Aarhus. During the period 1994 - 2016, she was engaged in various roles within the A.P. Moller—Maersk A/S Group in Denmark, a conglomerate comprising of eight main companies, primarily specializing in the energy and transportation segment, inter alia
designated:

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
Ms. Sorensen is presently on the board of directors and committees thereof of LafargeHolcim Limited, Ferrovial S.A., Jaguar Land Rover Automotive Plc, TCS, Sulzer Limited, Jaguar Land Rover (China) Investment Co. Limited and Jaguar Land Rover Limited.
She was appointed as an Independent Director of Tata Motors Limited with effect from January 3, 2018.

Ms. Vedika Bhandarkar
Ms. Vedika Bhandarkar brings more than 25 years of experience, building teams and businesses with Indian and international financial institutions.
Ms. Bhandarkar is the Chief Operating Officer of Water.org, a
not-for-profit
organization, overseeing the organization’s strategy, growth and water and sanitation program expansion in the country. She was the Vice Chairman and Managing Director at Credit Suisse Securities (India) Private Limited from 2010 to 2015, and also a part of the seven-member Credit Suisse Asia Investment Banking Department Operating Committee and the Global IBD Management Committee. From 1998 to 2010, she served as the Managing Director and Head of Investment Banking at J.P. Morgan in India.
Ms. Bhandarkar began her career with ICICI Bank in 1989, where she worked at ISec, a joint venture between ICICI and J.P. Morgan. She is a board member of the Jai Vakeel Foundation, an institution focused on children and adults with intellectual disability. She also serves as a part time member of the Banks Board Bureau.
Ms. Bhandarkar holds an MBA from the Indian Institute of Management, Ahmedabad and B.Sc from the MS University. Ms. Bhandarkar is presently on the board of directors and committees thereof of TPEML, TMFL, TMFSL, Tata Play Limited and Foundation of Accessible Aquanir and Sanitation.
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
Mr. Chowdary was the Central Vigilance Commissioner from June 2015 to June 2019. He was elected as a Member of the Executive Committee of the International Association of Anti-Corruption Agencies. He was a Member of the Advisory Board of Comptroller and Auditor General of India. He holds directorships in CCL Products (India) Limited, Divi’s Laboratories Limited, Eugia Pharma Specialties Limited, Genome Foundation, GMR Varalakshmi Foundation and Reliance Industries Limited.
Mr. Chowdary was appointed as an Independent Director, with effect from October 27, 2020.
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
Mr. Yamashita joined Nissan Motor Co. Ltd. in 1979 as a Body Design Engineer and rose up in the ranks becoming a Member of the Board and Executive Vice President supervising R&D in 2005. From 2005 to 2015, Mr. Yamashita led the R&D function and was involved in the development of electric vehicles, autonomous drive and various other technologies to support Nissan’s goal of achieving zero fatalities and zero emission. In 2015, he was appointed as the Technical Advisor to the Board.
In 2016, Mr. Yamashita was appointed as Member of the Board and Executive Vice President (Development, Quality) for Mitsubishi Motors Corporation. In 2019, he was appointed as the Technical Advisor to Chairman, Mitsubishi Motors Corporation.

Mr. Yamashita has served on the Advisory Panel of Science and Technology for the Ministry of Foreign Affairs and several committees in Ministry of Economy, Trade and Industry METI. Mr. Yamashita was the President of the Society of Automotive Engineers of Japan, Inc. between 2012 - 2014.
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
After 12 years with Michelin, Mr. Bolloré joined global automotive supplier Faurecia in 2005 as Vice President, Asia, Exhaust Systems Product Group, based in China. After successful tenures in a variety of senior positions, including worldwide Vice President in charge of Industry, Quality and Purchasing for Faurecia Emissions Control Technologies, Mr. Bolloré joined Groupe Renault in 2012.
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
He holds directorships in Jaguar Land Rover Automotive Plc, Jaguar Racing Limited, Jaguar Land Rover Ventures Limited, Jaguar Land Rover Holdings Limited and Jaguar Land Rover Limited.
Mr. Bolloré has an MBA from Paris-Dauphine University, specializing in Finance. In addition to his native French, he is fluent in English and German while also enjoying extensive experience in Japanese.
Mr. Bolloré has been appointed as a
Non-Executive
Director, with effect from October 27, 2020.
Mr. Al-Noor
Ramji
Mr. Al-Noor
Ramji is a veteran Chief Information Officer, Board Advisor and Entrepreneur with more than 30 years of experience driving digital strategy and transformation for global enterprises.
Prior to joining Prudential plc in 2016, Mr. Ramji was chief strategy officer of Calypso Technology, Inc., a global application software provider. From April 2010 to June 2013, he was the executive vice president and general manager at Misys Banking, a mid-size
software company that serves the financial services industry. From May 2004 to March 2010, he served in various executive roles at British Telecom, most recently as chief executive officer for BT Innovate and Design and Chief Information Officer of BT Group plc. Prior to British Telecom, Ramji was executive Vice President, Chief Information Officer and Chief
e-commerce
Officer for Qwest Communications. Ramji has also served as Chief Information Officer at UBS (then called SBC) and prior to UBS, as global head of operations at Credit Suisse First Boston.
He was also founder and from 1998 - 2001, Group CEO of WebTek Software, one of the most successful software houses in India.
Mr. Ramji holds a BSc in Electronics from the University of London, is a Chartered Financial Analyst and has been multi-year recipient of the CIO 100 Award, CIO Insight IT Leader of the Year 2009 and the British Computer Society CIO of the Year.
Mr. Ramji is appointed as an Additional and Independent Director with effect from May 1, 2022, for a tenure of five years, subject to approval of the shareholders at the forthcoming Annual General Meeting of the Company.

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
Mr. Butschek graduated from the University of Cooperative Education Stuttgart, Germany with a degree in business administration and economics. During his tenure as the CEO and Managing Director, Mr. Butschek also served on the boards of some of Tata Motors Limited’s subsidiaries and affiliates, namely, TTL, TDCV, TMETC, Tata Hitachi Construction Machinery Company Private Limited and Tata Cummins Pvt. Limited.
Mr. Butschek ceased to be the CEO and Managing Director of the Company with effect from June 30, 2021, and continued his association with the Company as a consultant until the end of Fiscal 2022.
Mr. Girish Wagh
Mr. Girish Wagh started his career at Tata Motors as a graduate engineer trainee in 1992 after completing his Engineering from Pune University. Thereafter, he completed his Post Graduation in Manufacturing Management from the S P Jain Institute of Management and Research.
In his illustrious career of 29 years with Tata Motors, Mr. Wagh has held several senior roles with increasing and complex responsibilities across both the Passenger Vehicle and Commercial Vehicle Business Units. Leading teams across multiple functions, he successfully delivered game changing projects, including the Tata ACE—Mini Truck and the new generation cars, including Nano, Bolt, Zest, Tiago, Hexa and Tigor.
For his excellent contribution to the automotive industry, Mr. Wagh was recognized as the “Rising Star” by the Automotive News Europe in 2011 and was recently awarded with “CV Man of the Year” at the Apollo CV Awards 2020.
Mr. Wagh has been President and Head of Commercial Vehicle Business Unit—Tata Motors and a member of the Executive Committee since July 2017. Mr. Wagh also served on the boards of some of Tata Motors Limited’s subsidiaries and affiliates, namely, TMML, Automobile Corporation of Goa Limited, Tata Cummins Private Limited, Tata Hitachi Construction Machinery Company Private Limited, TDCV and Tata Motors (South Africa) (Proprietary) Limited.
Mr. Wagh has been appointed as an Executive Director of the Company with effect from July 1, 2021.
Mr. P. B. Balaji
Mr. Pathamadai Balachandran Balaji was appointed as Group Chief Financial Officer with effect from November 14, 2017. As a result of this appointment, the chief financial officers of our subsidiaries report directly to Mr. Balaji. Prior to his appointment at Tata Motors Limited, Mr. Balaji was the Executive Director Finance & IT and CFO of HUL and a member of its Stakeholders’ Relationship, Corporate Social Responsibility and Risk Management Committees. Mr. Balaji joined HUL as a Management Trainee in May 1993 and has worked in number of roles in finance and supply chain over a period of 20 years.
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
Mr. Balaji is a Mechanical Engineer from IIT Chennai and has a PGDM from IIM Kolkata. Mr. Balaji was awarded the Best CFO in FMCG and Best CFO for “Creating Shared Value” by YES Bank—BW Business World and also the All Asia 2017 award for Best CFO in Consumer by Institutional Investor. Mr. Balaji also serves on the boards of some of Tata Motors Limited’s subsidiaries, namely, Jaguar Land Rover Automotive Plc, TMFL, TMFSL, TMFHL, Tata Consumer Products Limited and TMPVL, TPEML and TTL.

B. Compensation
The following table provides the annual compensation paid/accrued to the Company’s Directors and Group Chief Financial Officer in Fiscal 2022. For full-time Directors, the retirement benefits exclude the provision for encashable leave, and gratuity as a separate actuarial valuation is not available.

Name	Position	Remuneration 1 (in Rs.)
Mr. N. Chandrasekaran 2 13	Non-Executive Chairman	2,816,000
Mr. Om Prakash Bhatt 3 13	Independent Director	6,320,000
Ms. Hanne Sorensen 4 13	Independent Director	13,067,000
Ms. Vedika Bhandarkar 5 13	Independent Director	13,870,000
Mr. Kosaraju Veerayya Chowdary 6 13	Independent Director	5,520,000
Mr. Al-Noor Ramji 7	Additional Independent Director	NA
Mr. Mitsuhiko Yamashita 8 13	Non-Executive Director	5,460,000
Mr. Thierry Bolloré 9 13	Non-Executive Director	371,784,000
Mr. Guenter Butschek 10 13	CEO and Managing Director	73,341,000
Mr. P. B. Balaji 11 13	Group Chief Financial Officer	111,832,000
Mr. Girish Wagh 12 13	Executive Director	33,716,000

1.
Includes salary, allowance, taxable value of perquisites, commission and our contribution to provident fund and superannuation fund for the CEO and Managing Director, Executive Director and the Group Chief Financial Officer, and sitting fees or directors’ fees for non-executive
directors as detailed herein below.

2.
Comprises sitting fees of Rs.780,000 from the company and directors’ fees of GBP20,000 (Rs.2,036,000) from Jaguar Land Rover Automotive Plc. As a policy, Mr. N. Chandrasekaran has abstained from receiving commission from the Company.

3.	Comprises sitting fees of Rs.1,320,000 and remuneration of Rs.5,000,000 from the Company.
4.	Comprises sitting fees of Rs.1,440,000 and remuneration of Rs.4,500,000 from the Company and includes directors’ fees of GBP70,000 (Rs.7,127,000) received from Jaguar Land Rover Automotive Plc.
5.
Comprises sitting fees of Rs.1,140,000 and remuneration of Rs.5,000,000 from the Company, includes sitting fees of Rs.300,000 from TPEML, Rs.520,000 from TMFHL, Rs.1,480,000 from TMFSL and Rs.1,430,000 from TMFL as well as a commission of Rs.4,000,000 from TMFL.

6.	Comprises sitting fees of Rs.1,020,000 and remuneration of Rs.4,500,000 from the Company.
7.
Mr
Al-Noor
Ramji was appointed as an additional Independent Director of the Company, for a tenure of five years commencing from May 1, 2022, subject to receipt of shareholders’ approval at the forthcoming Annual General Meeting of the Company.

8.	Comprises sitting fees of Rs.960,000 and remuneration of Rs.4,500,000 from the Company.
9
Mr. Bolloré’s remuneration GBP3,652,103 (Rs.371,784,085) is paid by Jaguar Land Rover Automotive Plc, which includes in addition to the base salary the value of annual performance bonus, cash allowances and non-cash
benefits and accruals from long-term incentives and retirement benefits.

10.	Mr. Butschek ceased to be the CEO and Managing Director of the Company on June 30, 2021, and was appointed as a consultant for the period July 1, 2021, to March 31, 2022.
11.
Mr Balaji’s remuneration was Rs.109,796,258 from the Company and sitting fees of GBP20,000 (Rs.2,036,000) from Jaguar Land Rover Automotive Plc. The remuneration of Mr. P. B. Balaji does not comprise accrual for employee stock option of Rs.17,503,010.

12.
Mr Wagh was appointed as the Executive Director of the Company with effect from July 1, 2021, and his remuneration was Rs.33,386,700 from the Company as well as sitting fees of Rs.330,000 from Automobile Corporation of Goa Limited.

13.	Rounded to nearest thousand.
The Directors of the Company are not eligible to receive employee stock options and have accordingly not participated in the Tata Motors Employee Stock Option Scheme 2018 of the Company, except for Mr. Girish Wagh, who prior to his appointment as an Executive Director of the Company, was the President and Head of the Commercial Vehicle Business Unit and a member of the Tata Motors Executive Committee since 2017, during which period he was vested with employee stock options.
In the year 2018, Mr. Wagh was granted 228,600 stock options exercisable into 228,600 Ordinary Shares of face value of
₹
2 each fully paid-up against receipt of exercise price of
₹
345 per Ordinary Share under the Tata Motors Limited Employees Stock Options Scheme, 2018, which will vest only upon fulfillment of certain performance criteria by the ED and him choosing to subscribe to the ESOPs granted. In addition, pursuant to the approval of the Members obtained at the 76th Annual General Meeting held on July 30, 2021, Mr. Wagh was granted 24,767 Performance Shares and 60,431 Options at exercise price of
₹
2 and
₹
338 under the Tata Motors Limited Share-based Long Term Incentive Scheme 2021.
Additional information required by this item is set forth in Item 6.E “Share ownership” of this annual report on Form
20-F.

C. Board Practices
The Board is comprised of eight Directors for Fiscal 2022, which is commensurate with the size of the Company and consistent with the board size of other companies in the industry. The Board consists of Executive,
Non-Executive
and Independent Directors. Appointments of new directors are recommended by the Nomination and Remuneration Committee for consideration by the full Board and the shareholders of the Company at each year’s annual general meeting.
The roles of the Chairman and CEO and Managing Director are distinct and separate with appropriate powers being delegated to the Managing Director to perform the day-to-day
activities of managing the Company. In the Tata Motors Group, we have an Executive Director of Tata Motors Limited, whose scope includes managing the Tata Motors Group, but not the Jaguar Land Rover Group, and the CEO of Jaguar Land Rover Automotive Plc, who is also a
Non-Executive
Director of the Company and whose scope covers managing Jaguar Land Rover. The respective boards of the Company and Jaguar Land Rover Automotive Plc have delegated the day-to-day
running of the group to the aforementioned Executives within certain limits, above which matters must be escalated to the board for determination.
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
Board Effectiveness Evaluation
Pursuant to provisions of the Listing Regulations and the Companies Act, the Board is required to carry out an annual evaluation of its own performance, the performance of its committees and individual Directors, as well as an evaluation of the Independent Directors by the entire Board, in the absence of Independent Directors, of their performance and fulfillment of the independence criteria prescribed under the Act and the Listing Regulations. The performance of the Board and individual Directors is evaluated by the Board and involves input from all the Directors. The performance of the committees is evaluated by the Board and involves input from committee members. In Fiscal 2022, the Nomination and Remuneration Committee reviewed the performance of the individual Directors. Also, a separate meeting of Independent Directors was held to review the performance of
Non-Independent
Directors, the performance of the Board as a whole and the performance of the chairperson of Tata Motors Limited. The Independent Directors took into account the views of the Executive Directors and
Non-Executive
Directors. Subsequently, the Board held a meeting to discuss the performance of the Board, its committees and the Individual Directors as well as evaluate the performance and fulfillment of the independence criteria by the Independent Directors, as prescribed under the Act and the Listing Regulations.
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
20-F.
Below is a high-level summary of the responsibilities of the Audit Committee:

•	Review with management the quarterly and annual financial statements before submission to the Board, focusing primarily on:

o	The financial reporting process and the disclosure of our financial information, including earnings and press releases, to ensure that the financial statements are correct, sufficient and credible;

o	Reports on the management’s discussion and analysis of financial condition, results of operations and the directors’ responsibility statement;

o	Major accounting entries involving estimates based on an exercise of judgment by management;

o	Compliance with accounting standards and changes in accounting policies and practices as well as reasons thereof;

o	Review of the draft audit report, modified opinion, if any, and significant adjustments arising out of audit;

o	Scrutiny of inter-corporate loans and investments;

o	Disclosures made under the CEO and Group Chief Financial Officer certifications; and

o	Approval or any subsequent modification of transactions with related parties, including omnibus-related party transactions.

•
Review the statement of uses/applications of funds by major category and the statement of funds utilized for purposes other than as mentioned in the offer document / prospectus / notice and the report submitted by the monitoring agency monitoring the utilization of proceeds of a public or rights or private placement issue, and make appropriate recommendations to the Board to take up steps in this matter. These reviews are to be conducted till the money raised through the issue has been fully spent.

•	Review, alongside the management, our statutory auditors and internal auditors, adequacy of internal control systems, identify weakness or deficiencies and recommend improvements to the management;

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

•
Approve and review policies in relation to the implementation of the Tata Code of Conduct to note the dealings by designated persons in securities of the Company and to provide directions on any penal action to be initiated, in case of any violation of the Tata Code of Conduct; and

•
Note and take on record the status reports, detailing the dealings by designated persons in securities of Tata Motors Limited, as submitted by our compliance officer on a quarterly basis and provide directions on any penalties for any violations of the Insider Trading Code. Mr. P. B. Balaji, our Group Chief Financial Officer, is the compliance officer under the Insider Trading Code.

During the year, the Committee
inter alia
reviewed key audit findings covering operational, financial and compliance areas. It also reviewed the internal control system in subsidiary companies. The Chairperson of the Audit Committee briefed the Board on significant discussions at Audit Committee meetings. The Audit Committee also adopted policies for the approval of services to be rendered by our independent statutory auditors, based on a procedure for ensuring such auditors’ independence and objectivity, as well as for the oversight of audit work for streamlining the audit process across our subsidiaries. The chief internal auditor reports to the Audit Committee to ensure independence of the internal audit processes.
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
Nomination and Remuneration Committee
The Nomination and Remuneration Committee is comprised of two independent directors, Mr. O. P. Bhatt (Chairman) and Ms. Hanne Sorensen, and one
Non-Executive
Director, Mr. N. Chandrasekaran.
The Nomination and Remuneration Committee functions according to its charter, which defines its objective, composition, meeting requirements, authority, power, responsibilities and reporting and evaluation functions in accordance with Section 178 of the Companies Act and Indian listing requirements. The following is a summary of the principal terms of reference of the Nomination and Remuneration Committee:

•
Make recommendations to the Board regarding the establishment and composition of the Board and its committees, including the formulation of the criteria for determining qualifications, positive attributes and independence of a Director. The Nomination and Remuneration Committee periodically reviews the composition of the Board with the objective of achieving an optimum balance of size, skills, independence, knowledge, age, gender and experience;

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

Stakeholders’ Relationship Committee
The Stakeholders’ Relationship Committee comprises two Independent Directors, Ms. Vedika Bhandarkar (Chairperson) and Ms. Hanne Sorensen, as well as the Executive Director, Mr. Girish Wagh, and functions in accordance with Section 178 of the Act and Regulation 20 read with Part D of Schedule II of the Listing Regulations. The principal functions of the Stakeholders Relationship Committee are the following:

•	Approve issue of duplicate certificates for securities and transmission of securities;

•
Resolve grievances of security holders of the Company, including complaints related to transfer or transmission of shares, non-receipt
of annual reports,
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

•	Oversee statutory compliance relating to all securities, including dividend payments and transfer of unclaimed amounts to the Company’s investor education and protection fund;

•	Review movements in shareholding and ownership structures of the Company;

•	Conduct a Shareholders’ satisfaction survey to ascertain the level of satisfaction amongst shareholders;

•	Suggest and drive implementation of various investor-friendly initiatives; and

•	Carry out any other function as is referred by the Board from time to time or enforced by any statutory notification, amendment or modification as may be applicable.
Safety, Health & Sustainability Committee
The Safety, Health & Sustainability Committee (the “SHS Committee”) comprises one Independent Director, Ms. Hanne Sorensen (Chairperson), one
Non-Executive
Director, Mr. Mitsuhiko Yamashita, and the Executive Director, Mr. Girish Wagh. The SHS Committee’s objective is to review our safety, health and sustainability practices. The terms of reference of the SHS Committee include the following:

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
Corporate Social Responsibility Committee
The Corporate Social Responsibility Committee (the “CSR Committee”) comprises three Independent Directors and one full-time Director, namely, Mr. O. P. Bhatt (Chairperson), Ms. Vedika Bhandarkar, Mr. Kosaraju Veerayya Chowdary and Mr. Girish Wagh. The terms of reference of the CSR Committee are to:

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
Risk Management Committee
The Risk Management Committee, constituted by the Board pursuant to the provisions of Regulation 21 of the Listing Regulations, comprises one Independent Director, one
Non-Executive
Director, one full-time Director and the Group Chief Financial Officer, namely, Ms. Hanne Sorensen (Chairperson), Mr. Mitsuhiko Yamashita, Mr. Girish Wagh and Mr. P. B. Balaji, respectively. Pursuant to the Listing Regulations, we have a risk management policy. The Risk Management Committee’s terms of reference are as follows:

•	Review the Company’s risk governance structure, risk assessment and risk management policies, practices and guidelines and procedures, including the risk management plan;

•	Review and approve the enterprise risk management framework;

•
Review the Company’s risk appetite and strategy relating to key risks, including product risk and reputational risk, cyber security risk, commodity risk, risks associated with the financial assets and liabilities, such as interest risk, credit risk, liquidity exchange rate funding risk and market risk, as well as the guidelines, policies and processes for monitoring and mitigating such risks;

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
Executive Committee
The Executive Committee is comprised of the Executive Director, the Managing Director of the Passenger Vehicle and Electric Vehicle business units, the Group Chief Financial Officer, the President & Chief Human Resource Officer, the President & Chief Technology Officer and the President & Chief Purchasing Officer. The Executive Committee provides oversight on the Company strategy and key aspects of our business operations. Apart from the committees described above, the Board may also constitute committees of Directors with specific terms of reference as it may deem fit.
D. Employees
Our people are our best assets. Their calibre and commitment is our inherent strength. With the singular objective of always being the employer of choice in the Indian auto industry, we are encouraging our employees to discover and realize their true potential. Acquiring diverse experiences, accomplishing challenging tasks and continually learning and upskilling is enabling them to deliver their best. By identifying, developing and nurturing quality talent at every stage of the employee lifecycle, we are empowering them to become future ready and build rewarding careers. Keeping employee wellbeing foremost, we have embraced the post-pandemic way of life and work. By institutionalizing hybrid mode of working, digitizing processes, refreshing our culture, we are collectively fostering new ways of working. Future ready trails of agility, digital mindset and customer centricity are being consciously imbibed, both in thought and action, at every level across the organization. Richer collaborations and stronger teamwork have accelerated our pursuit of excellence.

Building a Strong Workforce
We employed approximately 73,608 and 75,278 permanent employees as of March 31, 2022, and 2021, respectively. The average number of flexible (temporary, trainee and contractual) employees for Fiscal 2022 was approximately 40,717 (including joint operations) compared to 28,291 in Fiscal 2021. We have a healthier gender diversity with 6.53% of our workforce comprising of women employees.
The following graph presents the breakdown of persons employed by the Company’s business segments as of the following dates.

Building an Effective Organizational Culture
Culture is a key enabler to optimise potential, retain and also attract top talent to fuel performance within the organization. The collective desire to become more agile and future ready necessitated a refresh of the organizational culture. Following an intense process of co-creation
wherein thoughts, opinions, perspectives and aspirations of every employee were heard, a new culture creed, summarised as “More When One” with its four culture pillars, “Be Bold”, “Solve Together”, “Own It” and “Be Empathetic”, was launched. These culture pillars s were further defined through eight distinct leadership behaviours—Agility, Risk taking, Owner’s Mindset, Empowerment, Collaboration, Accountability, Embrace Diversity and Passion for Customers. A high impact launch, followed by consistent and conscious efforts to accelerate the Culture Transformation journey with active employee participation has resulted in a remarkable improvement in overall employee engagement scores.
Capability Development
Committed to empowering our employees, we are fostering their development by strengthening their functional, managerial and leadership capabilities to make them future-fit.
With volatility rising in the external environment, a holistic approach has been adopted to proactively identify and address all potential capability gaps.
Tata Motors Academy
designs and creates appropriate functional training modules to address the development needs of the various segments of our workforce. The academy focuses on three functional pillars—Customer Excellence, Product Leadership and Operational Excellence and Management Education. The emphasis of the functional academies is to reinforce knowledge, skills and expertise with a structured and in-depth
approach, within the respective function.

•
The
Product Leadership Academy
and
Operational Excellence Academy
are designing and deploying the courses and learning programs for our employees in Engineering and Operations, focused on the organization’s technical roadmap on Connected, Electric, Shared & Safe vehicles (CESS).

•
The Customer Excellence Academy ensures the capability building not only for Tata Motors’
front-end
functions, but also for our channel partners. These training interventions are planned for Dealer Sales Agents to provide best in class experience to our customers. We also launched the
“Re-imagining
PV
front-end”
dealership program, a targeted intervention to train and mobilize the workforce responsible for delivering the last mile customer experience.

•	The Tata Motors Academy also provides executive management education opportunities in the areas of B.Tech, M.Tech, and Executive MBA to develop general management and leadership skills.

•
By embracing digital, the academy has also embarked upon a decisive journey of digital learning for all its employees. This includes
e-learning
and virtual classrooms, which augments the offering of functional as well as management education pillars.

Skill Development
The endeavour to deliver high quality products by enhancing our craftsmanship and improving manufacturing and assembly processes continues with a greater thrust. To address the rapid technology disruptions and changing market dynamics, we have developed the ‘Future of Workplace’ strategy. It provides our workforce with new skills, such as High Voltage (Electric Vehicles), Mechatronics (Industry 4.0), Auto Electronics and Vehicle Communication. We are actively reskilling our permanent workforce in these newer technology areas. In parallel, we are also developing a young, skilled, agile and digital enabled workforce through our company’s flagship full-time apprenticeship program (new craftsman trades), the introduction of the Bachelor of Vocational Education program and the Earn and Learn NEEM program. We recruit talent from the finest training institutes. Beyond core trade-based skills, we focus and train our technicians in very specific skills to achieve world-class quality, best-in-class
know-how
and high productivity levels.
Talent Management
Our annual Organisational & Talent Review process a robust and Succession planning exercise ensures that we always maintain a healthy succession pipeline of critical and leadership roles. This enables us to identify, groom and develop potential candidates across the organization. We launched the Leadership Trails, a comprehensive leadership development program tailored to the requirements of our leaders and the organization in partnership with a top ranked global business school. Inner Circle, a developmental program for our best mid-level
and junior management talent has also been introduced in collaboration with a marquee academic institution. To provide employees with growth opportunities across functions, locations and business units, we encourage internal mobility of our talent through job rotations and Career Explore, our internal job posting portal.
Protecting Our People
Throughout our response to the
COVID-19
pandemic, the health, wellbeing and safety of our people and partners has been our utmost priority and this has continued as colleagues have been returning to offices and workplaces around the world.
As part of our response to the
COVID-19
pandemic, Jaguar Land Rover was one of the first businesses and the largest in the UK, to introduce onsite
COVID-19
testing. By April 2022, we had performed 1.68 million temperature tests, 100,000 lateral flow tests, and over 1,000 PCR tests onsite.
Between December 2020 and January 2022, our Nitra facility in Slovakia set up a testing center for our employees and contractors and performed 47,747 tests. The Slovakian government acknowledged that Jaguar Land Rover’s mass testing significantly contributed to managing a critical situation and protected the health of our employees, their families and communities.
Beyond testing, we managed a vaccination program and supplied masks and respirators for our employees. We also created a hub of wellbeing support and information available to all employees throughout the pandemic, including podcasts, resources, and factsheets to help them easily access reliable information at a time of uncertainty.
Hybrid Working Arrangements
Hybrid working reflects our agile working principles and in May 2021, as our employees returned to work in line with the scaling back of
COVID-19
restrictions, we formally implemented a hybrid working scheme.
With the trust placed in our people, we have utilised technology to develop a comprehensive scheme that empowers employees with the flexibility to manage their working arrangements and location. As well as enabling greater productivity and efficiency, hybrid working supports wellbeing, by giving employees more control, choice and flexibility over their working day. We have committed to support our people both in continued onsite
COVID-19
testing and a dedicated workspace booking app, to help them get the most from hybrid working arrangements.

Activities Within the Community
Jaguar Land Rover’s team in Nitra, Slovakia established a partnership with Nitra Volunteering Centre in December 2021 and organised a collection for people in need during December 2021.
Jaguar Land Rover’s manufacturing facility in Itatiaia, Rio de Janeiro, joined forces with Instituto Toré for a one-year
community partnership supporting and implementing two significant social responsibility projects in their local area, aimed at delivering education and skills on conservation and sustainable food production.
In December 2021, employees from Jaguar Land Rover’s UK sites came together to collect for local foodbanks, with the aim of supporting thousands of families who continued to struggle as a result of the
COVID-19
pandemic.The donation drive saw employees across the business support their local charities and communities, with more than 10,000 items, such as tinned food and cereals donated to help local families in need, while employees also showed their support by donating just over £2,000 to an online collection fund.
Diversity and Inclusion
An equal opportunity employer, Tata Motors is deeply committed to creating a diverse and inclusive workforce. In a significant step forward toward increasing gender diversity on the shop floor, traditionally a male bastion, our TCF assembly at the Pune Plant is now entirely operated and managed by over 1,000 women employees. After ensuring adequate safety measures and compliance with statutory requirements, we invited women workers to opt for the second shift and now have several of them preferring to work in it. “Project EVE” a specially curated, comprehensive development platform for high potential women employeeshas also been introduced. Employees involved in this program work on challenging projects sponsored and mentored by the Tata Motors Executive Committee. The Second Career Initiative Program (SCIP) is a platform that encourages women, who put their career on pause to restart it with interesting opportunities. We also introduced Paternity Leave and Adoption Leave for our male colleagues to support parenthood. The gender diversity at Tata Motors improved with the Company employing 6.53% women in Fiscal 2022 as compared to 5.48% in Fiscal 2021.
At Jaguar Land Rover we are committed to fostering a more diverse, inclusive and unified culture that is representative of our employees, our customers and the society in which we live; a culture where every one of our colleagues can bring their authentic self to work and feel empowered to reach their full potential.
There are tremendous benefits to an environment where everyone feels valued and included. Diversity of thought and experience will be a key driver of our future success as a business: we cannot underestimate the positive impact that diversity and inclusion can have on how we understand our customers, fuel our innovation and, most importantly, engage and inspire our most important asset, our people.
We have identified three strategic pillars to achieve our goal, which will shape our global Diversity and Inclusion activity over the next five years. How they are implemented around the globe will vary and will be driven by the needs of the countries we operate in.
As part of our strategy, by 2026 we aim to have:

•	Globally, at least 30% of all senior leadership positions held by females—we will aim to at least mirror this representation at all levels of our business.

•
In the UK, at least 15% of all senior leadership positions held by those from Black, Asian, and minority ethnic backgrounds, we will aim to at least mirror this representation at all levels of our business.

•	A score of over 80% in our Inclusion Index, measuring the percentage of people who would recommend Jaguar Land Rover as an inclusive employer.
We will continue to measure progress on a number of other metrics as part of our regular employee surveys.
Code of Conduct
Directors and employees are required to comply with the Jaguar Land Rover Code of Conduct, which is intended to help them put the Group’s ethical principles into practice. The Code of Conduct clarifies the basic principles and standards they are required to follow and the behaviour expected of them. The Code of Conduct can be found at www.jaguarlandrover.com. This website does not form part of this annual report on Form
20-F.
Employees, contract staff, third parties with whom the Group has a business relationship (such as retailers, suppliers and agents), and any member of the public may raise ethical and compliance concerns to the Group’s global helpline or via email.

Union Wage Settlements
We have labor unions for our technicians at all our plants across India except the Dharwad plant. The Company maintains cordial relations with its employees at its factories and offices and has been supported by the unions in the implementation of several reforms to improve safety, quality, cost erosion and enhance productivity across all locations. Technicians and unions have supported business continuity to achieve productivity levels during challenging times caused by the COVID-19 pandemic and the global semiconductor shortage.
Employee wages are paid in accordance with wage agreements that have varying terms (typically three to five years) at different locations. The expiration dates of the wage agreements with respect to various locations and subsidiaries are as follows:

Location / subsidiaries	Wage Agreement valid until
Pune Commercial Vehicles	August 31, 2025
Pune—Passenger Vehicles #	March 31, 2022
Jamshedpur	March 31, 2026
Mumbai #	December 31, 2021
Lucknow—Commercial Vehicles	March 31, 2024
Pantnagar #	March 31, 2022
Sanand—Passenger Vehicles	September 30, 2024
Jaguar Land Rover	October 31, 2023

# - Under Negotiation
The wage settlements of our manufacturing sites at Pantnagar (Commercial Vehicles – Tata Motors Limited), Pune (Tata Motors Passenger Vehicles Limited) and Mumbai have expired and negotiations are underway for the new wage agreements. In the interim, wages set out in previous wage agreements will continue until a new settlement is reached.
The company’s wage settlement link an employee’s compensation to performance criteria that are based on various factors, such as quality, productivity, operating profit and an individual’s performance and discipline. As far as possible, we aim for cost neutral settlements, by achieving critical business performance parameters with full employee participation. We have signed agreements with a variable pay as part of wage costs and have staggered the payment instead of a one-time
pay to bring more cost effectiveness on the account of fixed pay.
E. Share Ownership
Preferential Issue of Shares and Warrants to Tata Sons Private Limited
During the year ended March 31, 2020, the Company had allotted 201,623,407 Ordinary Shares at a price of Rs.150 per Ordinary Share aggregating to Rs.30,244 million and 231,333,871 Convertible Warrants (‘Warrants’), each carrying a right to subscribe to one Ordinary Share per Warrant, at a price of Rs.150 per Warrant (‘Warrant Price’), aggregating to Rs.34,700 million on a preferential basis to Tata Sons Private Limited. An amount equivalent to 25% of the Warrant Price was paid at the time of subscription and the balance 75% of the Warrant Price was payable by the Warrant holder against each Warrant at the time of allotment of Ordinary Shares pursuant to exercise of the options attached to Warrant(s) to subscribe to Ordinary Share(s) by June 2021. The Company has fully utilised the amount of Rs.38,919 million towards repayment of debt, and other general corporate purposes of the Company and its subsidiaries.
During the year ended March 31, 2021, on exercise of options by Tata Sons Private Ltd and on receipt of balance subscription money of Rs.26,025 million, the Company has fully converted 231,333,871 convertible warrants into Ordinary Shares. As at March 31, 2022, the Company has fully utilized the amount towards repayment of debt, and other general corporate purposes of the Company.
Issue of Shares Which Were Earlier Held in Abeyance
During Fiscal 2022, no shares were issued by the Company, which were earlier held in Abeyance.
Employee Stock Option Scheme
The Company has in force the Tata Motors Limited Employees Stock Option Scheme 2018 and Tata Motors Limited Share-based Long Term Incentive Scheme 2021, which were framed under the Securities and Exchange Board of India (Share Based Employee Benefits) Regulations, 2014.
Pursuant to the resolution, dated May 23, 2018, passed by the Board and the special resolution passed by the Company’s shareholders at the annual general meeting on August 3, 2018, the Company approved the Tata Motors Limited Employees Stock Option Scheme 2018 (the “2018 Option Scheme”). The major objectives of the 2018 Option Scheme are to (i) ring fence key employees of the Company during the critical turnaround phase and incentivize them to drive long-term objectives of the Company, (ii) ensure employee pay-offs
match the long gestation period of certain key initiatives, (iii) drive ownership behavior and collaboration among employees, and (iv) reward, retain and motivate eligible employees for their performance and participation in the growth and profitability of the Company.

The 2018 Option Scheme is administered by the Nomination and Remuneration Committee under the powers delegated by the Board. The Nomination and Remuneration Committee is authorized to interpret the 2018 Option Scheme, to establish, amend and rescind any rules and regulations relating to the 2018 Option Scheme and to make any other determinations that it deems necessary for the administration and implementation of the 2018 Option Scheme. The Nomination and Remuneration Committee may correct any defect, omission or reconcile any inconsistencies in the 2018 Option Scheme in the manner and to the extent the Nomination and Remuneration Committee deems necessary or desirable and to resolve any difficulties in relation to the implementation of the 2018 Option Scheme and to take any action that the Board is entitled to take. Any decision of the Nomination and Remuneration Committee in the interpretation and administration of the 2018 Option Scheme, as described herein, shall lie within its sole and absolute discretion and shall be final, conclusive and binding on all parties concerned (including, but not limited to, any employee, grantee, participant, nominee and their beneficiaries and successors). The Nomination and Remuneration Committee shall not be liable for any action or determination made in good faith with respect to the 2018 Option Scheme or any option granted thereunder. The maximum number of options under the 2018 Option Scheme shall not exceed 13,800,000, which would entitle the grantees to acquire, in one or more tranches, not exceeding 13,800,000 equity shares and the number of options that may be granted to eligible employees under the 2018 Option Scheme in any one year should not exceed 335,000 options. The options granted under the 2018 Option Scheme would vest within a maximum period of five years from the date of grant of such options. In terms of the 2018 Option Scheme, the options shall vest in three equal tranches
(
i.e
.,
June 30, 2021, June 30, 2022, and June 30, 2023). The Nomination and Remuneration Committee may extend the vesting date for the options to vest by a period of not more than two months. The options shall vest with the employees subject to continuing employment with the Company or any other eligible Tata company and on the Company achieving certain performance metrics as contained in the 2018 Option Scheme. The exercise price and the number of options granted may be adjusted for any corporate action(s) announced by the Company prior to the exercise period pertaining to the relevant options, as may be decided by the Board or the Nomination and Remuneration Committee. Certain key information relating to the 2018 Option Scheme is set out below.
As of March 31, 2022, out of the 8,147,636 stock options granted, 1,357,939 stock options have been vested, out of which 354,242 stock options have been exercised at Rs.345 each and the balance 815,233 stock options remained unexercised. As of March 31, 2022, 4,677,862 stock options remained unvested and 2,330,308 stock options had been treated as lapsed and forfeited.
As per TML ESOP Scheme 2018, the employee definition included only permanent employees of the Company and TMPVL. However, due to the expansion of business as per the Company’s business plan, new subsidiaries have been incorporated and accordingly, employees have been transferred from the Company to these new subsidiaries. Hence, employees being transferred and holding options granted under TML ESOP Scheme 2018, are required to be covered under TML ESOP Scheme 2018 for the purpose of vesting and exercise of stock options. Therefore, necessary amendment in the TML ESOP Scheme 2018 is proposed at the forthcoming Annual General Meeting of the Company.
Furthermore, pursuant to the approval of Members at the 76th Annual General Meeting of the Company held on July 30, 2021, the Company adopted the Tata Motors Limited Share-based Long Term Incentive Scheme 2021 (“TML SLTI Scheme”). The TML SLTI Scheme comprises of two reward mechanism; (a) Performance Share Units at an exercise price of Rs.2 each, and (b) Stock Options at an exercise price of Rs.338 each. The objective of TML SLTI Scheme is to reward Eligible employees of the Company and of the subsidiary companies, to drive long term objectives of the Company, to motivate and retain employees by rewarding for their performance, to ring fence and incentivize key talent to drive long term objectives of the Company, to ensure that the senior management employees compensation and benefits match the long gestation period of certain key initiatives; and to drive ownership behavior and collaboration amongst employees.
In terms of TML SLTI Scheme, (i) not exceeding 7,500,000 Ordinary Shares of the face value of Rs.2/- (Rupees Two Only) each fully paid up, and (ii) Not exceeding 1,400,000 Ordinary Shares of the face value of Rs.2/- (Rupees Two Only) each fully paid up; are available for grant by the Company to the eligible employees of the Company and that of its subsidiary companies. The Eligible employees shall be granted stock options and /or performance share units, as determined by Nomination and Remuneration Committee.
During Fiscal 2022, there has been no change in the TML SLTI Scheme. During Fiscal 2022, 839,650 stock options at exercise price of Rs.338 each and 964,569 performance share units were granted at an exercise price of Rs.2 each. There were no performance share units vested or any shares issued on vesting during the year and no stock options and no performance share units had lapsed and forfeited.
Both Schemes are in compliance with the SEBI (Share Based Employee Benefits) Regulations, 2014.
Additional information required by this item is set forth in Item 6.A “Directors, Senior Management and Employees—Directors and Senior Management” of this annual report on Form
20-F.

Item 7.	Major Shareholders and Related Party Transactions
A. Major Shareholders
The Company is a widely held, listed company with approximately 3,797,100 shareholders of Ordinary Shares and 496,626 shareholders of ‘A’ Ordinary Shares on record. To the Company’s knowledge, as of March 31, 2022, the following persons beneficially owned 1% or more of the 3,320,662,007 Ordinary Shares and 508,502,896 ‘A’ Ordinary Shares outstanding at that time:
Ordinary Shares

Name of Shareholder	Holding	Percentage
Tata Sons Pvt. Limited (including its Subsidiaries and Joint Venture) 1	1,538,461,556	46.33
Citibank, N.A. 2	170,978,800	5.15
Life Insurance Corporation of India	157,782,041	4.75
SBI-ETF Nifty 50	42,476,457	1.28
HDFC Trustee Company Limited - HDFC Flexi Cap Fund	35,288,912	1.06
Jhunjhunwala Rakesh Radheshyam	39,250,000	1.18
“A” Ordinary Shares
3

Name of Shareholder	Holding	Percentage
ICICI Prudential Equity & Debt Fund	80,652,318	15.86
Franklin India Flexi Cap Fund	10,915,915	2.15
SBI Long Term Equity Fund	7,599,928	1.49
UTI - Hybrid Equity Fund	6,386,979	1.26
Vanguard Emerging Markets Stock Index Fund, A Series of Vanguard International Equity Index Funds	20,019,941	3.94
Government Pension Fund Global	16,396,824	3.22
Franklin Templeton Investment Funds	9,179,947	1.81
Government of Singapore	6,423,040	1.26
Postal Life Insurance Fund A/C Nli Aml	6,971,870	1.37
Jhunjhunwala Rakesh Radheshyam	15,000,000	2.95

1
The combined Ordinary and ‘A’ Ordinary Shareholding of Tata Sons along with its subsidiaries and joint venture as of March 31, 2022 was 1,577,413,482 representing 45.75% of the total voting rights in Tata Motors Limited. Tata Sons’ subsidiaries and joint venture Tata Investment Corporation Limited, Tata Industries Limited and Simto Investment Company Ltd. hold 11,000,000, 72,203,630 and 59,583 Ordinary Shares of Tata Motors Limited, respectively, and Ewart Investments Limited holds 3,084,542 Ordinary Shares and 440,645 ‘A’ Ordinary Shares of Tata Motors Limited
.

2	Citibank, N.A., as depositary for the Company’s ADSs, was the holder on record at March 31, 2022, of 170,978,800 Ordinary Shares on behalf of the beneficial owners of deposited Shares .
3
The holders of ‘A’ Ordinary Shares are entitled to receive a dividend for any financial year at five percentage points more than the aggregate rate of dividend declared on Ordinary Shares for that financial year but are entitled to one vote for every ten ‘A’ Ordinary Shares held in accordance with the terms of its issue and the Articles of Association.

Over the last four years, from March 31, 2019, to March 31, 2022, the holdings of the Company’s largest shareholder, Tata Sons, along with its subsidiaries and joint venture, have increased from 38.29% to 46.33%. The holdings of TSL have decreased from 0.0035% to 0.0030% as of March 31, 2022. The shareholding of Life Insurance Corporation of India Ltd. has decreased from 5.10% to 4.75%. The shareholding of Citibank, N.A. as depositary for the Company’s ADSs has decreased from 11.21% to 5.15%.
According to the depositary, as of March 31, 2022, the Company had 62 registered holders of its ADSs with addresses in the United States, whose shareholding represented approximately 0.0008% of the Company’s outstanding Ordinary Shares as of that date, excluding any of the Company’s ADSs held by Cede & Co. as a nominee for the Depository Trust Company. Because some of the Company’s ADSs are held through brokers or other nominees, the number of record holders of the Company’s ADSs with addresses in the United States may be fewer than the number of beneficial owners of ADSs in the United States. As of March 31, 2022, there were 2,082 record holders of Ordinary Shares with addresses in the United States, representing 0.08790% of our outstanding Ordinary Shares as of that date, and there were 240 record holders of ‘A’ Ordinary Shares with addresses in the United States, representing 0.06190% of the Company’s outstanding ‘A’ Ordinary Shares as of that date.
The total permitted holding of Foreign Institutional Investors (“FIIs”) in the Ordinary Share
paid-up
capital has been increased to 35% by a resolution passed by the shareholders of the Company on January 22, 2004, and to 75% of the ‘A’ Ordinary Share
paid-up
Capital approved by the RBI pursuant to their letter dated October 31, 2013. The FII holding as of March 31, 2022, was approximately 14.56% in Ordinary Shares and 17.28% in “A” Ordinary Shares. See Item 10.D “Additional Information—Exchange Controls” for further details.
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
In addition, disclosures would be required under the SEBI (Prohibition of Insider Trading) Regulations, 2015 with respect to every promoter, employee or director, including their immediate relatives, who execute a trade or trades in excess of a monetary threshold of Rs.1 million, within two trading days of reaching such threshold. Such a disclosure would be made to the Company, and it would in turn make a disclosure to the relevant stock exchanges. Furthermore, under the Listing Regulations, governing Indian-listed companies, the Company is required to periodically disclose to such stock exchanges the name and percentage of shares held by persons or entities that hold more than 1% of its Shares. For the purposes of the above, Shares withdrawn from the Company’s ADS facility will be included as part of a person’s shareholding.
To the Company’s knowledge, the Company is not, directly or indirectly, owned or controlled by any other corporation or by any government or by any other natural or legal persons severally or jointly. The Company is not aware of any arrangements the operation of which may at a later time result in its change of control.
For details regarding voting rights, please refer to Item 10.B “Additional Information—Memorandum and Articles of Association—Voting Rights”.
B. Related Party Transactions
The Company’s related parties principally consist of Tata Sons, subsidiaries and joint ventures of Tata Sons, the Company’s joint ventures and the Company’s associates and their subsidiaries. The Company routinely enters into transactions with these related parties in the ordinary course of business. The Company enters into transactions for sale and purchase of products with its associates and joint ventures. The following table summarizes related party transactions and balances included in the Company’s consolidated financial statements included elsewhere in this annual report on Form
20-F
for the year ended and as of March 31, 2022:

	With associates and their subsidiaries	With joint Operations	With joint ventures	With Tata Sons and its subsidiaries and joint ventures	Notes
			(Rs. in millions)
Purchase of products	40,642	55,586	3,989	230	(Note a	)
Sale of products	3,897	16,930	26,797	12,691	(Note e	)
Services received	110	3	37	18,019	(Note b	)
Services rendered	126	52	9,861	1,846	(Note f	)
Bills discounted	—	—	—	79,014	(Note c	)
Purchase of property, plants and equipment	349	—	—	98
Sale of property, plant and equipment	—	—	—	2,341
Interest (income)/expense, dividend (income)/paid (net)	58	(45)	—	727
Finance taken (including loans and equity)	1,480	—	—	—
Finance taken, paid back (including loans and equity)	1,520	—	—	13
Borrowing toward Lease Liability	—	543	—	—	(Note d	)
Repayment toward Lease Liability	—	241	—	—
Amount receivable in respect of loans and interest thereon	—	—	93	45
Amount payable in respect of loans and interest thereon	910	—	—	29
Amount payable in respect of Lease Liability	—	2,961	—	—
Trade and other receivables	718	839	2,980	2,658
Trade payables	1,400	1,119	2	2,388
Acceptances	—	—	—	15,297
Provision for amount receivables	—	—	93	—

Notes: The details of major items are as follows:

a.
During Fiscal 2022, the Company purchased from its associates and joint operations various vehicle components, assemblies, aggregates and spares, among other inputs, totaling Rs.100,447 million. For the period from April 1, 2022, through May 31, 2022, the Company’s purchases were Rs.25,529 million from these associates and joint operations. These purchases have been made at fair market price determined in accordance with arm’s-length
commercial terms.

b.
(i) The services received from Tata Sons include those for which brand subscription fees were paid pursuant to an agreement with them, under which Tata Motors Limited and certain of its subsidiaries have agreed to pay an annual subscription fee for participation and gain from promotion and protection of the Tata brand identity. Please see Exhibit 4.1 of this annual report on Form
20-F
for our Tata Brand Equity & Business Promotion Agreement. The annual subscription fee is equal to 0.15% - 0.25% of annual net income (defined as net revenues exclusive of excise duties and other governmental taxes and non-operating
income), subject to a ceiling of 5% of annual profit before tax, based on Tata Motors Limited’s standalone financial statements prepared in accordance with Ind AS. For Fiscal 2022 no amount is payable for Tata Motors Limited in view of losses.

(ii) Tata Motors Limited (including Tata Motors Passenger Vehicles Limited) also received other business support services from subsidiaries of Tata Sons for call center and transaction processing work for Tata Motors Limited and some of its subsidiaries. These services are in the normal course of business and the transaction prices represent fair market price of the consideration, and other terms have been based on the normal commercial terms.
(iii) Tata Motors Limited (including Tata Motors Passenger Vehicles Limited) received
IT-related
services from one of the subsidiaries of Tata Sons, TCS, for integrated IT service relating to IT infrastructure for Tata Motors Limited, Jaguar Land Rover and other subsidiary companies. The contract was finalized after evaluation of competitive bids from TCS and other IT service providers. These services are in the normal course of business and the transaction prices represent the fair market price of the consideration, and other terms have been based on the normal commercial terms.

c.
During Fiscal 2022, the Company (including Tata Motors Passenger Vehicles Limited) paid discounting charges for invoice discounting facility availed by vendors, with one of the subsidiary of Tata Sons. These services are in the normal course of business and the transaction price (discounting charges) represents fair market price, considering commercial and market terms.

d.
During Fiscal 2020, the Company started procuring certain engines for its passenger vehicles from its joint operation Fiat India Automobiles Private Ltd. The Company (including Tata Motors Passenger Vehicles Limited) recognized a right of use assets and lease liability of Rs.543 million payable in respect of such embedded lease within this arrangement during Fiscal 2022.

e.
During Fiscal 2022, the Jaguar Land Rover sold products to its joint ventures various vehicle components, assemblies, aggregates and spares, among other inputs totaling Rs.26,797 million (GBP263 million). These sales have been made at fair market price determined in accordance with arm’s-length
commercial terms.

f.
During Fiscal 2022, the Jaguar Land Rover rendered services to its joint ventures totaling Rs.9,861 million (GBP97 million). These services are in the normal course of business and the transaction prices represent fair market price of the consideration, and other terms have been based on the normal commercial terms.

Please see Note 42(b) to our consolidated financial statements included elsewhere in this annual report on Form
20-F
for further details on our related-party transactions.
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

Dividend Policy
The Company may declare and pay a dividend out of profits for the year or previous financial year(s) as stated in the statutory financial statements of Tata Motors Limited, on a standalone basis, prepared in accordance with Indian GAAP/Ind AS, after providing for depreciation in accordance with the provisions of Schedule II to the Companies Act. However, in the absence or inadequacy of said profits, it may declare a dividend out of its free reserves, subject to certain conditions as prescribed under the Companies Act 2013 and the Companies (Declaration and Payment of Dividend) Rules, 2014. Based on the net income available for appropriation, dividends are recommended by the Board for approval by the shareholders at our annual general meeting. Furthermore, the Board may also pay an interim dividend at its discretion. The “A” Ordinary Shareholders are entitled to receive a dividend for any financial year at five percentage points more than the aggregate rate of dividend declared on Ordinary Shares for that financial year.
The Company, in accordance with the SEBI Notification dated July 8, 2016, read with Regulation 43A of the Listing Regulations, formulated a dividend distribution policy (the “Dividend Distribution Policy”), which was adopted by the Board at its meeting held on March 30, 2017. A copy of the Dividend Distribution Policy is available on our website at www.tatamotors.com (the website does not form part of this annual report on Form
20-F).
For Fiscal 2021, after considering overall performance and results, and in accordance with the Companies (Declaration and Payment of Dividends) Rules, 2014 and our Dividend Distribution Policy, the Board has recommended that no dividend be paid to the shareholders of the Company. Since Fiscal 1956, the Company has made dividend distributions in each fiscal year except for Fiscal 2001, Fiscal 2002, Fiscal 2015, Fiscal 2017, Fiscal 2018, Fiscal 2019, Fiscal 2020, Fiscal 2021 and Fiscal 2022.
B. Significant Changes
Other than as set forth in this annual report on Form
20-F,
no significant change has occurred with respect to us since the date of our audited consolidated IFRS financial statements included elsewhere in this annual report on Form
20-F.

Item 9.	The Offer and Listing
A. Offer and Listing Details
In September 2004, the Company became the first company in India’s automotive sector to be listed on the NYSE. The Company’s ADSs are traded on the NYSE under the symbol “TTM”. The Company’s Ordinary Shares and ‘A’ Ordinary Shares are traded on BSE under the codes 500570 and 570001, respectively, and traded on NSE under the symbols “TATAMOTORS” and “TATAMTRDVR”, respectively. In October 2014, the Company listed a dual tranche of senior unsecured notes and in November 2019, the Company listed US$300 million 5.875% senior notes due 2025 on the Singapore Exchange Securities Trading Limited (or
SGX-ST)
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
A. Share Capital
The share capital of the Company has been increased pursuant to the Preferential Allotment of Shares and Warrants to Tata Sons Private Limited and Allotment of shares earlier held under Abeyance. The share capital is as follows:

Particulars		Authorized Capital	Issued Capital	Subscribed Capital	Paid Up Capital
Common	Number of Equity shares	5,000,000,000	3,829,890,676	3,829,164,903	3,829,164,903
	Nominal amount per Equity share	2	2	2	2
	Total amount of Equity shares	10,000,000,000	7,659,781,352	7,658,329,806	7,658,807,311
Ordinary Shares	Number of Ordinary Shares	4,000,000,000	3,321,154,566	3,320,662,007	3,320,662,007
	Nominal amount per Ordinary Share	2	2	2	2
	Total amount of Ordinary Shares	8,000,000,000	6,642,309,132	6,641,324,014	*6,641,801,519
“A” Ordinary Shares	Number of “A” Ordinary Shares	1,000,000,000	508,736,110	508,502,896	508,502,896
	Nominal amount per “A” Ordinary Share	2	2	2	2
	Total amount of “A” Ordinary Shares	2,000,000,000	1,017,472,220	1,017,005,792	1,017,005,792
Others	Number of preference shares	300,000,000	0	0	0
	Nominal amount per preference share	100	0	0	0
	Total amount of preference shares	30,000,000,000	0	0	0
	Unclassified shares	0	0	0	0
	Total amount of unclassified shares	0	0	0	0

	Total	40,000,000,000	7,659,781,352	7,658,329,806	7,658,807,311

*	Amount of subscribed share capital plus share forfeiture less calls in arears.
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
Authorized and Issued Share Capital
The authorized share capital of the Company is Rs.40 billion divided into:

•
4 billion Ordinary Shares of par value Rs.2 each, of which 3,321,154,566 are issued, 3,320,662,007 are subscribed and fully paid, 492,559 are issued but held in abeyance and 570 are issued but partially paid-up
as of the date of this annual report on Form
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

Pursuant to the resolution, dated May 23, 2018, passed by the Board and the special resolution passed by the Company’s shareholders at the annual general meeting held on August 3, 2018, the Company approved the 2018 Option Scheme. As of March 31, 2022, out of the 8,147,636 stock options granted, 1,357,939 stock options have been vested, out of which 354,242 stock options have been exercised at Rs.345 each and the balance 815,233 stock options remained unexercised. Also, 4,677,862 stock options remained unvested and 2,330,308 stock options had been treated as lapsed and forfeited. The Scheme is in compliance with the SEBI (Share Based Employee Benefits) Regulations, 2014.
Objects and Purposes
Our principal objects, as provided by Clause 3 of the Company’s memorandum of association, include:

•
Manufacturing, marketing, importing, exporting, hiring and letting on of commercial vehicles, automobile cars, two wheeler vehicles, heavy and construction equipment, including components, accessories and spare parts in relation thereto;

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
Under the Companies Act, as well as the Articles of Association, each of the Company’s Directors, who is in any way directly or indirectly concerned or interested in a contract or arrangement or proposed contract or arrangement entered into or to be entered into by or on behalf of the Company, is required to disclose the nature of his concern or interest at a meeting of the Board in which the contract or arrangement is discussed and shall not vote or participate at such meeting or the first meeting of the Board held after the Director becomes concerned or interested.
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
Under the Companies Act, the board of directors of a company may declare an interim dividend during any financial year or at any time during the period from closure of the financial year until holding of the annual general meeting out of the surplus in the profit and loss account or out of profits of the financial year for which such interim dividend is sought to be declared or out of profits generated in the financial year until the quarter preceding the date of declaration of the interim dividend. Provided that in case the company has incurred loss during the current financial year up to the end of the quarter immediately preceding the date of declaration of the interim dividend, such interim dividend shall not be declared at a rate higher than the average dividends declared by the company during the immediately preceding three financial years.
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
In accordance with the Articles of Association, the Company may issue Ordinary Shares with differential rights as to voting and/or dividends up to an amount not exceeding 25% of its total issued Ordinary Share capital or such other limit as may be prescribed by applicable laws, rules or regulations. This is stricter than the requirement under the Companies Act and the Companies (Share Capital and Debentures) Rules, 2014, according to which no company may issue shares with differential rights exceeding 74% of its total post-issue paid up equity share capital, including equity shares with differential rights issued at any point of time. An amendment to the Companies (Share Capital and Debenture) Rules, 2014 on June 18, 2014, clarified that the Companies Act, 1956 continues to govern equity shares with differential rights issued thereunder.
The Company, in accordance with SEBI Notification dated July 8, 2016, formulated a Dividend Distribution Policy, which was adopted by the Board at its meeting held on March 30, 2017. A copy of the Dividend Distribution Policy is available on our website at www.tatamotors.com, and we have provided the web-link
for the Dividend Distribution Policy in our annual report. This website does not form part of this annual report on Form
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
The Ministry of Corporate Affairs (“MCA”) through its circulars dated May 5, 2020, and January 13, 2021 (“AGM Circulars”), introduced relaxations for holding an annual general meeting through video conferencing, during the calendar year 2020, subject to compliance with the (a) provisions associated with annual general meetings under the Companies Act, 2013 and the articles of association of the company through electronic mode; and (b) requirements prescribed under the AGM Circulars. The MCA, through its General Circular No. 2/2022 dated May 5, 2022, permitted the companies who are proposing to organize annual general meetings in 2022 for the financial year ending March 31, 2022, through video conferencing (“VC”) or Other Audio Visual Means (“OAVM”) on or before December 31, 2022 in accordance with the requirements contained in Paragraph 3 and Paragraph 4 of the general circular dated May 5, 2020. It is also clarified that this circular shall not be construed as conferring any extension of holding time for holding of AGMs by the companies under Companies Act, 2013.
Extraordinary General Meetings
The Board may convene an extraordinary general meeting of shareholders when necessary or at the request of a shareholder or shareholders holding in aggregate not less than one-tenth
of our
paid-up
share capital.
The MCA, through its circular dated April 8, 2020, read with its circulars dated April 13, 2020, June 22, 2020, September 28, 2020, and December 31, 2020 (collectively, “Circulars”) has permitted companies to hold extraordinary general meetings through video conferencing or other audio visual means, until June 30, 2021, to enable companies to take decisions on unavoidable matters, subject to compliance with certain conditions prescribed in the Circulars, in addition to any other requirements provided under the Companies Act, 2013, or the relevant rules. The Circulars provide that companies are requested to take all decisions of an urgent nature, requiring approval of members (other than items of ordinary business, or business where a person has a right to be heard) through postal ballot/e-voting,
without holding a general meeting. However, where holding an extraordinary general meeting is unavoidable, the Circulars require extraordinary general meetings to be held through video conferencing, pursuant to key relaxations and compliances provided under the Circulars. The MCA, through its General Circular No.3/2022 dated May 5, 2022, allowed companies to conduct their extraordinary general meetings through VC or OAVM or transact items through postal ballot in accordance with framework provided in the aforementioned circulars up to December 31, 2022.

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
Scope of General Meetings
Certain matters may not be transacted at a general meeting and instead must be authorized by a resolution passed by means of a postal ballot. These matters include, among others:

•	Alteration of the objects clause in a memorandum of association;

•	Alteration of the Articles of Association in order to constitute as a private company;

•	Change in place of registered office outside the local limits of any city, town or village;

•	Change in objective for which a company has raised money from the public through a prospectus;

•	Issue of shares with differential rights as to voting, dividends or otherwise;

•	Variation in the rights attached to a class of shares or debentures or other securities;

•	Sale of the whole or substantially the whole of an undertaking of a company;

•	Buy-back of shares of a company; and

•	Granting loans or extending guarantees in excess of limits prescribed under the Companies Act and the rules issued thereunder.
A notice to all the shareholders shall be sent along with a draft resolution explaining the reasons for the action and requesting them to send their assent or dissent in writing on a postal ballot form or through an electronic voting facility within a prescribed number of days from the date of posting the notice. Such notice shall also be placed on the website of the Company after such notice is sent to shareholders and shall remain on the website until the last date of receipt of the postal ballot from members.
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
paid-up
capital.

Under the provisions of the Listing Regulations, listed companies in India are required to provide their shareholders with the facility to exercise their right to vote by electronic means either at a general meeting of the company or by means of a postal ballot in accordance with the prescribed procedure under the Companies Act. Furthermore, pursuant to the Companies Act, any company having not less than 1,000 shareholders shall provide its shareholders with facilities to exercise their rights at general meetings by electronic means. Accordingly, the Company provides such electronic voting facilities to all of its shareholders.
Where a resolution is put to vote on a poll, such voting entitlement (excluding fractions, if any) will be applicable to holders of “A” Ordinary Shares. Under the terms of issue, holders of the outstanding “A” Ordinary Shares shall be entitled to one vote for every 10 “A” Ordinary Shares held. Where a resolution is put to vote in the meeting and is to be decided on a show of hands, the holders of “A” Ordinary Shares shall be entitled to the same number of votes to holders of Ordinary Shares.
Ordinary and Special Resolutions
Ordinary resolutions may be passed by simple majority of those shareholders present and voting at the meeting. Certain matters are required to be authorized by special resolutions, which require that the votes cast in favor of the resolution must be at least three times the votes cast against the resolution. The Articles of Association do not permit cumulative voting for the election of Directors. Matters requiring action by special resolution include the following:

•	Alteration of the Articles of Association;

•	Varying the terms of contract or objectives in a prospectus;

•	Issuance of global depository receipts or sweat equity shares;

•	Variation of shareholders’ rights;

•	Reduction of share capital;

•	Buy-back of the Company’s Shares;

•	Sale, lease or other disposal of the whole or substantially the whole of the undertaking of our Company;

•	Investment in trust securities of the amount of compensation received by us as a result of any merger or amalgamation;

•	Borrowing money in excess of our paid-up share capital and free reserves;

•	Winding-up or schemes of amalgamation; and

•	Removal of statutory auditors.
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
Register of Shareholders and Record Dates
The Company is obliged to maintain a register of shareholders at its registered office or at an alternate venue in Mumbai. The register and index of the Company’s beneficial owners, which are maintained by a depository under the Depositories Act, 1996, are deemed to be the index of members and register of shareholders. The Company recognizes as shareholders only those persons who appear on our register of shareholders and it cannot recognize any person holding any Share or part of it upon any trust, express, implied or constructive, except as permitted by law. In the case of Shares held in physical form, the Company registers transfers of Shares on the register of shareholders upon the lodgment of the share transfer form, which must be duly stamped and completed in all respects and accompanied by a share certificate. If there is no certificate, a letter of allotment in respect of Shares transferred must be submitted together with the duly stamped and completed transfer forms. With respect to electronic transfers, the depository transfers Shares by entering the name of the purchaser in its books as the beneficial owner of the Shares. In turn, the Company enters the name of the depository in its records as the registered owner of the Shares. The beneficial owner is entitled to all the rights and benefits as well as the liabilities with respect to the Shares that are held by the depository. This activity is done by the Company’s registrar and transfer agent.
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
Annual Report and Financial Results
Our Ind AS audited financial statements for the relevant fiscal year, the directors’ report and the auditors’ report (collectively, the “Indian Annual Report”) must be prepared before the annual general meeting. The Indian Annual Report also includes other financial information, a corporate governance section, a management discussion and analysis report, and general shareholders’ information and is made available for inspection at our registered office during normal working hours for 21 days prior to our annual general meeting.
Under the Companies Act, the Company is required to file an annual general meeting report with the Registrar of Companies within 30 days from the date of the annual general meeting. As required under the Listing Regulations, copies of the annual general meeting report are required to be simultaneously sent to all the stock exchanges on which the Company’s Shares are listed. The annual general meeting report shall include, among other things, the number of shareholders attending the meeting, the business that was transacted, the time and location of the meeting, a confirmation of quorum and a summary of the proceedings of the meeting. The Company must also publish its financial results in at least one national English language daily newspaper in India, one newspaper published in the language of the region where its registered office is situated, as well as on the Company’s website.
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
The Company’s Shares are freely transferable, subject only to the provisions of the Companies Act under which, if a transfer of securities is in contravention of any of the provisions of the Securities Contracts (Regulation) Act, 1956, the Securities and Exchange Board of India Act, 1992 or the Companies Act or any other law for the time being in force, the Company Law Board (“CLB”) may, on an application made by the depository, company, depository participant, the holder of the securities or the SEBI, direct any company or a depository to set right the contravention and rectify its register or records concerned. The NCLT was constituted with effect from June 1, 2016. By virtue of Section 466(1) of Companies Act, 2013, the CLB stands dissolved, and accordingly all functions and powers of the CLB have been transferred to the NCLT. If a company without sufficient cause refuses to register a transfer of shares within one month from the date on which the instrument of transfer is delivered to the company, the transferee may appeal to the NCLT seeking to register the transfer of shares. The NCLT may, after hearing the parties, either dismiss the appeal, or by order, direct that the transfer or transmission shall be registered by the company and the company shall comply with such order within a period of 10 days from the receipt of the order; or make direct rectification of the register and also direct the company to pay damages, if any, sustained by any party aggrieved.
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

i.	iThe buy-back is authorized by the articles of association of a company;

ii.	A special resolution is passed at the general meeting authorizing the buy-back;

iii.	The buy-back is 25% or less of the aggregate paid-up capital and free reserves, provided that buy-back of equity shares is limited to 25% of the total equity capital in that fiscal year;

iv.	The ratio of the aggregate of secured and unsecured debts owed by the company after the buy-back is not more than twice the paid-up capital and its free reserves;

v.	All the shares or other specified securities for the buy-back are fully paid-up;

vi.	The buy-back of the shares or other specified securities listed on any recognized stock exchange is in accordance with the regulations made by SEBI in this regard; and

vii.
The
buy-back
in respect of shares or other specified securities other than those described in Clause vi. described above is in accordance with the Companies Act. The condition described in Clause ii. above would not be applicable if the buy-back
is for less than 10% of the total
paid-up
equity capital and free reserves of the company provided it has been authorized by the board of directors of a company. A company buying back its securities is required to extinguish and physically destroy the securities so bought back within seven days of the date of completion of the buy-back.
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

○
If any resolution at any such meeting is put to vote on a poll, or if any resolution is put to vote by postal ballot, each “A” Ordinary Shareholder is entitled to one vote for every 10 “A” Ordinary Shares held. Fractional voting rights of “A” Ordinary Shareholders are disregarded. For example, if an “A” Ordinary Shareholder holds 39 “A” Ordinary Shares, such holder will be entitled to three votes. If an “A” Ordinary Shareholder holds less than 10 Ordinary Shares, such holder will not be entitled to vote on a poll. The class of Ordinary Shareholders includes Ordinary Shareholders and “A” Ordinary Shareholders;

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

•
In any scheme for amalgamation of Tata Motors Limited with or into any other entity which results in a share swap or exchange, holders of “A” Ordinary Shares shall receive allotment in accordance with the terms of such scheme and as far as possible receive shares with differential rights to voting or dividend of such other entity;

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

○
Furthermore, the pricing guidelines as specified under the Takeover Code or any other applicable laws in respect of an offer for Ordinary Shares shall apply to an offer for “A” Ordinary Shares and the percentage premium offered for the “A” Ordinary Shares to its floor price shall be equal to the percentage premium offered for the Ordinary Shares to its floor price. The floor price for the Ordinary Shares and the floor price for the “A” Ordinary Shares shall be determined in accordance with the Takeover Code;

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
C. Material Contracts
Except as set forth below, the Company is not a party to any material contract other than contracts entered into in the ordinary course of business as of the date of this annual report on Form
20-F:

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

•
The agreement dated August 25, 2021, entered into by Tata Motors Limited with Mr. Girish Wagh in connection with his appointment as Executive Director of the Company. The compensation drawn by Mr. Girish pursuant to this agreement is shown in Item 6.B “Directors, Senior Management and Employees—Compensation”.

D. Exchange Controls
General
Prior to June 1, 2000, foreign investment in Indian securities, including the acquisition, sale and transfer of securities of Indian companies, was regulated by the Foreign Exchange Regulation Act, 1973 and the notifications issued by the RBI thereunder.
With effect from June 1, 2000, foreign investment in Indian securities is regulated by the FEMA, and the rules, regulations and notifications made under FEMA. A person resident outside India can transfer any security of an Indian company or any other security to an Indian resident only under the terms and conditions specified in FEMA and the rules and regulations made thereunder or as permitted by the RBI.
The RBI issued the Foreign Exchange Management
(Non-debt
Instruments) Rules, 2019 (the “FEMA Rules”) to regulate the issue of Indian securities, including ADSs, to persons resident outside India and the transfer of Indian securities by or to persons resident outside India. The FEMA Rules provide that an Indian entity may issue securities to a person resident outside India or record in its books any transfer of securities from or to such person only in the manner set forth in FEMA and the rules and regulations made thereunder or as permitted by the RBI.
Foreign Direct Investment
The Government of India, pursuant to its liberalization policy, introduced FEMA, which along with the rules, regulations and notifications issued thereunder, regulates all foreign direct investment in India. Foreign direct investment (“FDI”) means investment through equity instruments by a person resident outside India in an unlisted Indian company; or in 10% or more of the post issue paid-up
equity capital on a fully diluted basis of a listed Indian company. Regulatory approval is required for investment in some sectors, including housing, defense and certain strategic industries. Also, the following investments would require prior regulatory permission:

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

Subject to certain exceptions, FDI and investment by
non-resident
Indians in Indian companies do not require the prior approval of the Government of India (acting through the concerned ministries or departments, in consultation with the Department for Promotion of Industry and Internal Trade, the Ministry of Commerce and Industry) or the RBI. The Government of India has indicated that in all cases where FDI is allowed under the automatic route pursuant to the FDI policy, the RBI would continue to be the primary agency for the purposes of monitoring and regulating foreign investment. In both cases, the prescribed applicable standards with respect to determining the price at which the shares may be issued by the Indian company to the non-resident
investor would need to be complied with and a declaration in the prescribed form, detailing the foreign investment, must be filed with the RBI once the foreign investment is made in the Indian company.
Pricing
Under the requirements of the Consolidated FDI Policy of 2020 (the “FDI Policy”), which came into effect on October 15, 2020, the price of shares of an Indian company issued to non-residents
cannot be less than:
(a) the price worked out in accordance with the SEBI guidelines, as applicable, where the shares of the company are listed on any recognized stock exchange in India;
(b) the fair valuation of shares done by a SEBI registered merchant banker or a chartered accountant in accordance with any internationally accepted pricing methodology on arm’s length basis, where the shares of the company are not listed on any recognized stock exchange in India; and
(c) the price as applicable to transfer of shares from resident to non-resident
as per the pricing guidelines laid down by the RBI from time to time, where the issue of shares is on preferential allotment.
However, where
non-residents
(including
non-resident
Indians) are making investments in an Indian company in compliance with the provisions of the Companies Act as applicable, by way of subscription to its memorandum of association, such investments may be made at face value subject to their eligibility to invest under the FDI scheme. An Indian company issuing equity instruments to a person resident outside India and where such issue is reckoned as FDI, is required to report such issue in Form
FC-GPR,
not later than 30 days from the date of issue of equity instruments.
Portfolio Investment by Foreign Portfolio Investors
The SEBI (Foreign Portfolio Investors) Regulations, 2019 (the “2019 FPI Regulations”) have replaced the SEBI (Foreign Portfolio Investors) Regulations, 2014 (the “2014 FPI Regulations”) and the regime for investments by qualified institutional investors. The 2019 FPI Regulations and the Operational Guidelines for Foreign Portfolio Investors (“FPIs”), designated depository participants and eligible foreign investors issued by SEBI provide the framework for registration and procedures with regard to foreign investors who propose to make portfolio investment in India.
The 2019 FPI Regulations came into effect on September 23, 2019. Unlike the 2014 FPI Regulations, under the 2019 FPI Regulations, there are only two categories of FPIs, i.e., Category I and Category II FPI. All existing Category I FPIs under the 2014 FPI Regulations are deemed to have been registered as Category I FPIs under the 2019 FPI Regulations. All existing Category III FPIs under the 2014 FPI Regulations are deemed to have been registered as Category II FPIs under the 2019 FPI Regulations. All existing Category II FPIs under the 2014 FPI Regulations are deemed to have been registered either as Category I FPI or Category II FPI under the 2019 FPI Regulations, depending on the eligibility criteria met by such FPIs under the 2019 FPI Regulations. There are no deemed re-categorizations
for existing Category III FPI registration under the 2014 FPI Regulations to Category I FPI under the 2019 FPI Regulations.
FPIs who are registered with the SEBI are required to comply with the provisions of the 2019 FPI Regulations. Under the FEMA Rules, the total holding of each FPI (or an investor group) shall be below 10% of the total paid-up
equity capital on a fully diluted basis or less than 10% of the paid-up
value of each series of debentures or preference shares or share warrants issued by an Indian company. The FPIs investing in breach of the prescribed limit of 10% shall have the option of divesting their holdings within five trading days from the date of settlement of the trades causing the breach. In case the FPI chooses not to divest, then the entire investment in the company by such FPI and its investor group shall be considered as investment under FDI and the FPI and its investor group shall not make further portfolio investment in the company concerned. The divestment of the holdings by FPI and the reclassification of FPI investment as FDI shall be subject to further conditions, if any, specified by SEBI and the RBI in this regard.

With effect from April 1, 2020, the aggregate limit for investment by FPIs is the sectoral caps applicable to the Indian company as set out under the FDI route. Prior to March 31, 2020, companies were provided the option of setting a lower aggregate limit of 24% or 49% or 74% as deemed fit, instead of the sectoral caps, with the approval of its board of directors and shareholders (through a special resolution). If a company has decreased its aggregate limit to 24% or 49% or 74%, it may subsequently increase such aggregate limit to 49% or 74% or the sectoral cap or statutory ceiling, respectively, as deemed fit, with the approval of its board of directors and shareholders (through a special resolution). Once the aggregate limit has been increased to a higher threshold, the Indian company cannot reduce the same to a lower threshold. The aggregate limit with respect to an Indian company in a sector where FDI is prohibited is 24%.
Foreign Portfolio investment, up to aggregate foreign investment level of 49% or sectoral or statutory cap, whichever is lower, will not be subject to either governmental approval or compliance of sectoral conditions, as the case may be, if such investment does not result in transfer of ownership and control of the resident Indian company from resident Indian citizens or transfer of ownership or control to persons resident outside India and other investments by a person resident outside India shall be subject to the conditions of government approval and compliance of sectoral conditions as laid down in the FEMA Rules.
Pursuant to resolutions of the Board and special resolutions passed by the shareholders of the Company, the FII and FPI limits have been increased to 35% of the paid-up
capital of Ordinary Shares and 75% of the
paid-up
capital of “A” Ordinary Shares.
The FEMA Rules provide that an FPI may purchase equity instruments of a listed Indian company on a recognized stock exchange in India or through public offer or private placement, subject to the individual and aggregate limits and the conditions specified.
The transaction involving dealing in securities by a FPI shall be only through stock brokers registered with SEBI. However, under the 2019 FPI Regulations, an FPI may deal in securities without a stock broker registered with SEBI in case of (i) transactions in Government securities and such other securities falling under the purview of the RBI carried out in the manner as specified by the RBI; (ii) sale of securities in response to a letter of offer sent by an acquirer in accordance with the SEBI (Substantial Acquisition of Shares and Takeovers) Regulations, 2011; (iii) sale of securities in response to an offer made by any promoter or acquirer in accordance with the SEBI (Delisting of Equity Shares) Regulations, 2009; (iv) sale of securities in accordance with the SEBI
(Buy-back
of Securities) Regulations, 2018; (v) divestment of securities in response to an offer by Indian companies in accordance with Operative Guidelines for Disinvestment of Shares by Indian Companies in the overseas market through issue of American Depository Receipts or Global Depository Receipts as notified by the Government of India from time to time; (vi) any bid for, or acquisition of securities in response to an offer for disinvestment of shares made by the central government or any state government; (vii) any transaction in securities pursuant to an agreement entered into with merchant banker in the process of market making or subscribing to unsubscribed portion of the issue in accordance with Chapter IX of the SEBI (ICDR) Regulations, 2018; (viii) transactions in corporate bonds by FPIs; (ix) transactions on the electronic book provider platform of recognized stock exchanges; (x) transactions to receive, hold and sell unlisted securities as referred at Regulation 20(2) of the 2019 FPI Regulations and transactions in unlisted securities received through involuntary corporate actions including a scheme of a merger or demerger approved in accordance with the provisions of the Companies Act, 2013 as well as the applicable guidelines issued by the SEBI or pursuant to implementation of any resolution plan approved under the Insolvency and Bankruptcy Code, 2016 or in accordance with the guidelines issued by the Government of India or the RBI or any other regulator for a scheme of debt resolution. Provided that such unlisted holdings of the FPI shall be treated as FDI; (xi) transactions for transfer of right entitlements; (xii) purchase or sale transactions of illiquid or suspended or delisted securities by a FPI. Illiquid securities shall mean those securities that are not frequently traded in terms of SEBI (Issue of Capital and Disclosure Requirements) Regulations, 2018; (xiii) transactions between registered FPI, who are multi investment manager structure of the same beneficial owner and have common Permanent Account Number; and (xiv) any other transaction as may be specified by SEBI.
Subject to compliance with all applicable Indian laws, rules, regulations, guidelines and approvals in terms of Regulation 21 of the 2019 FPI Regulations, an FPI may issue, subscribe to or otherwise deal in offshore derivative instruments (as defined under the 2019 FPI Regulations as any instrument, by whatever name called, which is issued overseas by an FPI against securities held by it that are listed or proposed to be listed on any recognized stock exchange in India, as its underlying) directly or indirectly, only in the event (i) such offshore derivative instruments are issued only to persons registered as Category I FPI under the 2019 FPI Regulations; (ii) such offshore derivative instruments are issued only to persons who are eligible for registration as Category I FPIs (where an entity has an investment manager who is from the Financial Action Task Force member country, the investment manager shall not be required to be registered as a Category I FPI); (iii) such offshore derivative instruments are issued after compliance with ‘know your client’ norms; and (iii) compliance with other conditions as may be prescribed by SEBI.

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
Portfolio Investment by
Non-Resident
Indians
A variety of methods for investing in shares of Indian companies are available to non-resident
Indians. These methods allow
non-resident
Indians to make portfolio investments in shares and other securities of Indian companies on a basis not generally available to other foreign investors. In addition to portfolio investments in Indian companies, non-resident
Indians may also make foreign direct investments in Indian companies pursuant to the FDI. See Item 10.D “Additional Information—Exchange Controls—Foreign Direct Investment”.
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
together with the relevant documents within 60 days of transfer of equity instruments or receipt / remittance of funds whichever is earlier.
Moreover, the transfer of shares between an Indian resident and a non-resident
(including a
non-resident
Indian (“NRI”) on repatriation basis) does not require the prior approval of the Government of India or RBI, provided that (i) the activities of the investee company are under the automatic route pursuant to the FDI Policy, and the transfer is not subject to regulations under the Takeover Code, (ii) the non-resident
shareholding complies with sector limits under the FDI Policy and (iii) the pricing is in accordance with the guidelines prescribed by the SEBI and RBI.
Indirect Foreign Investment
The FDI Policy, among other things, prescribes the guidelines for (i) the calculation of total indirect foreign investment in Indian companies, (ii) transfer of ownership or control of Indian companies in sectors with caps from resident Indian citizens to non-resident
entities and (iii) guidelines on downstream investments by Indian companies. The FDI Policy is reissued periodically.
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

Under the DR Scheme, an Indian company, listed or unlisted, private or public, is permitted to issue securities, including equity shares, through the depository receipt mechanism if such company has not been specifically prohibited from accessing capital markets or dealing in securities. However, the SEBI through its circular dated October 10, 2019 (“SEBI Circular”), has now restricted the scope of issuance of depository receipts (“DRs”) to companies incorporated in and listed on a recognized stock exchange in India. Permissible securities under the SEBI Circular have been defined to mean equity shares and debt securities, which are in dematerialized form and rank pari passu
with the securities issued and listed on a recognized stock exchange.
The SEBI Circular has notified a detailed framework for issuance of DRs by a listed Indian company. The new framework which has come into force on October 10, 2019, sets out eligibility requirements as well as certain obligations to be complied with by issuers of DRs. Further, the Depository Receipts (Amendment) Scheme, 2019 (the “DR Circular”) has also been notified on October 7, 2019, which amends the definition of “permissible jurisdiction”, inter alia
, to include the International Financial Services Centre in India. A “permissible jurisdiction” for the purpose of the SEBI Circular means jurisdictions as may be notified by the central government from time to time, pursuant to notification no. G.S.R. 669(E) dated September 18, 2019, in respect of sub-rule
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
In addition to the requirements under the Companies Act, 2013 and the DR Scheme, the current framework under the DR Circular sets out certain additional requirements for issuance of DRs. A permissible holder, i.e., a holder of DRs, now excludes an Indian resident and a non-resident
Indian, which is beyond the requirements of the DR Scheme. However, the SEBI through its circular dated December 18, 2020, has permitted the issuance of DRs to non-resident
Indians, pursuant to: (a) share based employee benefit schemes which are implemented by a company in terms of SEBI (Share Based Employee Benefits) Regulations 2014, (b) a bonus issue or (c) a rights issue.
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
A listed company issuing DRs is also required to ensure compliance with extant laws, including compliance with the minimum public shareholding requirements and limits on foreign investment holding under the FEMA. As regards pricing, the current framework provides that the pricing of DR issuances would have to be undertaken at a minimum price equivalent to the price determined for corresponding mode of issue to domestic investors.
In terms of the DR Scheme, while the exercise of voting rights on the shares underlying the DRs could be dealt with contractually under the deposit agreement, if such voting rights were not exercisable by the DR holders, the shares would not be counted toward minimum public shareholding requirements. Further, voting rights on the underlying shares are mandatorily required to be exercised only by DR holders.

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

With regard to Indian tax, the following discussion addresses only the tax consequences for persons that are
“non-residents”
of India, as defined in the Income Tax Act, as amended by the Finance Act, 2020, effective 1 st
April, 2021 and is based on the provisions of Section 115AC and other applicable provisions of the Income Tax Act and the 2014 DR Scheme, which has replaced the Issue of Foreign Currency Convertible Bonds and Ordinary Shares (Through Depository Receipt Mechanism) Scheme, 1993 promulgated by the Government of India.
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
The Finance Act 2020, with effect from April 1, 2021, has also provided that an Indian citizen would be deemed to be a resident in India (but “Not Ordinarily Resident” under Indian law) if such individual is not liable to tax in any other country or territory on account of residency or domicile (or any other similar nature) in that country, provided his total Income for the year, other than income from foreign sources, exceeds Rs.15 lakhs.
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
of the Income Tax Act stand deleted for dividend declared, distributed and/or paid by the Indian company after March 31, 2020
2
.

2
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
You must include any Indian tax withheld from the dividend payment in this gross amount even though you do not in fact receive it. The dividend is taxable to you when you, in the case of Shares, or the depositary, in the case of ADSs, receive the dividend, actually or constructively. The dividend will not be eligible for the dividends-received deduction generally allowed to U.S. corporations in respect of dividends received from other U.S. corporations. The amount of the dividend distribution that you must include in your income will be the U.S. dollar value of the Indian rupee payments made, determined at the spot Indian rupee/U.S. dollar rate on the date of the dividend distribution, regardless of whether the payment is in fact converted into U.S. dollars. Generally, any gain or loss resulting from currency exchange fluctuations during the period from the date the dividend payment is distributed to the date the payment is converted into U.S. dollars will be treated as ordinary income or loss and will not be eligible for the special tax rate applicable to qualified dividend income. The gain or loss generally will be income or loss from sources within the United States for foreign tax credit limitation purposes. Distributions in excess of current and accumulated earnings and profits, as determined for U.S. federal income tax purposes, will be treated as a non-taxable
return of capital to the extent of your basis in the Shares or ADSs and thereafter as capital gain. However, the Company does not expect to calculate earnings and profits in accordance with U.S. federal income tax principles. Accordingly, you should expect to generally treat distributions the Company makes as dividends for U.S. federal income tax purposes.
Subject to certain limitations, the Indian tax withheld in accordance with the Treaty and paid over to India will be creditable or deductible against your U.S. federal income tax liability. However, under recently finalized Treasury regulations, it is possible that such withholding tax will not be creditable unless you are eligible for and elect to claim the benefits of the Treaty. Special rules apply in determining the foreign tax credit limitation with respect to dividends that are subject to the preferential tax rates. To the extent a reduction or refund of the tax withheld is available to you under Indian law or under the Treaty, the amount of tax withheld that could have been reduced or that is refundable will not be eligible for credit against your U.S. federal income tax liability. You will not be entitled to claim a U.S. foreign tax credit for any Indian dividend distribution taxes paid by the Company on a distribution to you.

Dividends that the Company pays with respect to Shares and ADSs will generally be income from sources outside the United States and will generally be “passive” income for purposes of computing the foreign tax credit limitation allowable to you. However, if (a) the Company is 50% or more owned, by vote or value, by U.S. persons and (b) at least 10% of the Company’s earnings and profits are attributable to sources within the United States, then for foreign tax credit purposes, a portion of the Company’s dividends would be treated as derived from sources within the United States. With respect to any dividend paid for any taxable year, U.S. source ratio of the Company’s dividends for foreign tax credit purposes would be equal to the portion of the Company’s earnings and profits from sources within the United States for such taxable year, divided by the total amount of the Company’s earnings and profits for such taxable year.
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
As per the Finance Act 2018, with effect from April 1, 2018, gains realized by you exceeding Rs.1,00,000/- in a financial year on sale of listed Shares on BSE or NSE, held for more than 12 months, will be subject to Indian capital gains tax in accordance with Section 112A of the Income Tax Act. The transaction in Shares will be subject to securities transaction tax (“STT”), wherever applicable. The earlier exemption to such long-term capital gains tax under Section 10(38) of the Income Tax Act has been withdrawn with certain grandfathering provisions that are discussed below for your reference. Grandfathering provisions were introduced in the Income Tax Act with a view to safeguard interests of investors holding shares as of January 31, 2018. The Central Board of Direct Taxes, vide FAQs released on February 4, 2018, issued guidance providing illustrative scenarios for arriving at the cost of acquisition of shares and computing the long-term capital gain. These scenarios (where shares are acquired on January 1, 2017, and sold on or after April 1, 2018) are given in the below table.

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
3
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
As discussed under “Taxation of Capital Gains and Losses—Indian Taxation”, above, you may be subject to Indian tax upon a sale or other disposition of Shares or ADSs. Under recently finalized Treasury regulations, the Indian capital gains tax described above should be treated as a creditable tax for U.S. federal income tax purposes unless you are eligible for and elect to apply the benefits of the Treaty. In addition, any capital gain that you recognize upon a sale of Shares or ADSs will generally be treated as U.S. source gain. Accordingly, even if you elect to apply the benefits of the Treaty, you will not be able to claim a credit for the capital gains tax under the U.S. foreign tax credit limitation rules unless you recognize a sufficient amount of foreign source income in the appropriate U.S. foreign tax credit limitation basket in the taxable year in which you recognize the capital gain. In addition, the STT levied and collected by BSE and NSE, as applicable depending on which shares are sold, may not be treated as a creditable tax for U.S. federal income tax purposes. You should consult your tax advisor regarding the application of the U.S. foreign tax credit rules to any Indian taxes that you are subject to in respect of a sale or disposition of the Shares or ADSs.

3	As per Section 112A of the Income Tax Act, an exemption threshold of Rs.100,000 is available in case applicable STT has been paid on transfer.

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
basis.
F. Dividends and Paying Agents
Not applicable.
G. Statement by Experts
Not applicable.

H. Documents on Display
The SEC maintains a website, www.sec.gov, that contains reports, proxy statements and other information regarding registrants, including Tata Motors Limited, that file electronically with the SEC. Please note that copies of the Company’s Form
20-F
and Form SD filed with the SEC, are also available on our website at www.tatamotors.com (the website does not form part of this annual report on Form
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
A. Debt Securities
Not applicable.
B. Warrants and Rights
Not applicable.
C. Other Securities
Not applicable.
D. American Depositary Shares
Fees Payable by ADS Holders
Citibank, N.A., as depositary under the Company’s ADS program, collects fees for issuance and cancellation of ADSs directly from investors depositing shares or surrendering ADSs for the purpose of withdrawal or from intermediaries acting for them on such fees in accordance with the deposit agreement.

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
Fees and Other Payments Made by the Depositary to Us
In Fiscal 2022, the Company received US$1,146,085.97 from the depositary for standard out-of-pocket
maintenance costs of its ADS program, including, but not limited to, continuing annual stock exchange listing fees, special investor promotion activities, issue-related expenses, cost for preparing and audit of IFRS accounts, legal and accounting fees associated with listing on the NYSE, and miscellaneous expenses, such as costs associated with votes by ADS holders and payments made to proxy firms.
PART II

Item 13.	Defaults, Dividend Arrearages and Delinquencies
None.

Item 14.	Material Modifications to the Rights of Security Holders and Use of Proceeds
None.

Item 15.	Controls and Procedures
Disclosure Controls and Procedures
We performed an evaluation of the effectiveness of the design and operation of disclosure controls and procedures as of March 31, 2022. Based on this evaluation, management concluded that disclosure controls and procedures, as defined in Rules
13a-15(e)
and
15d-15(e)
under the Exchange Act, were effective as of March 31, 2022.
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
Management conducted an assessment of the effectiveness of internal control over financial reporting based on the framework established in Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this assessment, management has concluded that the internal control over financial reporting was effective as at March 31, 2022.
Attestation Report of the Registered Public Accounting Firm
The attestation report of KPMG Assurance and Consulting Services LLP, an independent registered public accounting firm, on the effectiveness of our internal control over financial reporting as at March 31, 2022, is included in our consolidated financial statements, beginning on page
F-3
of this annual report on Form
20-F.
Changes in Internal Control Over Financial Reporting
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

Item 16.	[Reserved]

Item 16A.	Audit Committee Financial Expert
The Board has determined that Ms. Vedika Bhandarkar, an Independent Director and a Chairman of our Audit Committee, is an “audit committee financial expert” as defined under the applicable rules of the SEC issued pursuant to Section 407 of the Sarbanes-Oxley Act of 2002. Ms. Vedika Bhandarkar is independent under NYSE standards.

Item 16B.	Code of Ethics
The Company has adopted the Tata Code of Conduct, which is a written code of ethics applicable to all of its employees. The Tata Code of Conduct is available at all the Company’s offices and on its website at: www.tatamotors.com (the website does not form part of this annual report on Form
20-F).
Our Company has zero tolerance for sexual harassment in the workplace and has adopted a policy on prevention, prohibition and redressal of sexual harassment in the workplace in line with the provisions of the Sexual Harassment of Women at Workplace (Prevention, Prohibition and Redressal) Act, 2013 and the rules promulgated thereunder. An internal complaints committee is in place for all workers and officers of the Company to redress complaints received regarding sexual harassment. All women associates (permanent, temporary, contractual and trainees) as well as any women visiting the Company’s office premises or women service providers are covered under our sexual harassment policy. During Fiscal 2022, the Company received a total of nine complaints relating to sexual harassment allegations, of which eight have been suitably closed in accordance with TML’s processes. The pending complaint is undergoing enquiry. During Fiscal 2022, TML organized 299 awareness sessions across various locations in order to cover flexible and temporary workforce, contractual staff, “blue collar” employees, new joiners, etc., covering approximately 15,200 resources. In addition, an updated
e-module
on POSH awareness was rolled out as a mandatory training for all permanent “white collar” employees (module updated to include work from home scenario) covering 99% of “white collar” employees at TML. Just like a uniform module was rolled out for the “white collar” employees, similarly in order to ensure uniform understanding and larger coverage, a video-based module was developed for the “blue collar” and contractual employees. This module, prepared in multiple local languages, is expected to be deployed across all locations during Fiscal 2023.
In August 2004, the Audit Committee adopted the Whistleblower Policy, which provides a formal mechanism for all the Company’s Directors and employees to approach the Company’s management (or the Audit Committee in cases where the concern involves the senior management) and make protected disclosures to management about unethical behavior, actual or suspected fraud or violations of the Tata Code of Conduct or the Company’s ethics policies. The Whistleblower Policy was updated on August 9, 2017, pursuant to the provisions of the Companies Act and then again in Fiscal 2019 pursuant to the provisions of the SEBI (Prohibition of Insider Trading) Regulations, 2015. The Whistleblower Policy was further updated in Fiscal 2021 to incorporate the details of updated channels available for reporting and details of the new Chief Ethics Counsellor. The Whistleblower Policy is an extension of the Tata Code of Conduct, which requires every Director and employee to promptly report to the Chief Ethics Counsellor or the Chairman of the Audit Committee any actual or possible violation of the Tata Code of Conduct or an event such Director or employee becomes aware of that could affect the Company’s business or reputation. The disclosures reported are addressed in the manner and within the time frames prescribed in the Whistleblower Policy. The Whistleblower Policy is available on the Company’s website, at www.tatamotors.com (the website does not form part of this annual report on Form
20-F).

Item 16C.	Principal Accountant Fees and Services
Our financial statements, prepared in accordance with IFRS, are audited by KPMG Assurance and Consulting Services LLP (PCAOB ID No. 02115) (“KPMG”), a firm registered with the Public Company Accounting Oversight Board in the United States.
KPMG has served as our independent public accountant for the year ended March 31, 2022, and 2021, for which audited financial statements appear in this annual report on Form
20-F.
The following table presents the aggregate fees for professional services and other services rendered by KPMG and the various member firms of KPMG to us, including some of our subsidiaries in Fiscal 2022 and Fiscal 2021.

	Year ended March 31,
	2022	2022	2021

	(US$ millions)	(Rs. millions)
Audit Fees	9.7	735.3	699.7	Audit and review of financial statements
Tax Fees	0.1	11.1	15.8	Tax audit, certification of foreign remittances and tax advisory services
All Other Fees	0.7	51.0	81.7	Other certifications and advisory services

Total	10.5	797.4	797.2

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
by the Audit Committee.

•	The Company does not engage its independent accountants for “prohibited services”.

•	The Audit Committee recommends the appointment and compensation of independent accountants.

•
In case of urgent requirements, our Group Chief Financial Officer and the Chairman of our Audit Committee jointly approve any services that may be rendered by the Company’s independent accountants or their member firms, and such services are subsequently ratified at the next Audit Committee meeting.

•
The
pre-approval
is not required where the fees proposed to be paid for the
non-audit
services do not exceed 5% of the total amount of fees paid by the Company to its independent accountants and their member firms during the fiscal year, provided that such services were not recognized as non-audit
services at the time of the engagement of services. Such services are also promptly brought to the attention of the Audit Committee and approved prior to the completion of the audit by the Audit Committee or by one or more members of the Audit Committee who are members of the Board to whom authority to grant such approvals has been delegated by the Audit Committee. However, in Fiscal 2022 and Fiscal 2021, the Company obtained pre-approval
for all services rendered by its independent accountant and fees from the Audit Committee.

Item 16D.	Exemptions from the Listing Standards for Audit Committees
Not applicable.

Item 16E.	Purchases of Equity Securities by the Issuer and Affiliated Purchasers
None.

Item 16F.	Change in Registrant’s Certifying Accountant
There was no change in the Company’s certifying accountant in Fiscal 2022.
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

As of the date of this annual report on Form
20-F,
there have been no further clarifications sought by our Indian regulators.
Independent Directors
The Board has determined the independence of its Directors pursuant to applicable Indian listing requirements. As of March 31, 2022, four Directors of the Board are Independent Directors pursuant to such requirements. Under such requirements, a
Non-Executive
Director is considered independent if he/she:

•	is, in the opinion of the Board, a person of integrity and possess relevant expertise and experience;

•	is or was not our promoter or a promoter of any of the Company’s holding, subsidiary or associate companies;

•	is not related to the Company’s promoters or Directors, or of any of the Company’s holding, subsidiary or associate companies or a member of the Promoter Group;

•
does not have a pecuniary relationship, other than receiving remuneration as a Director or having transaction not exceeding 10% of his total income with the Company or any of the Company’s holding, subsidiary or associate companies or their promoters or directors, during the two immediately preceding financial years or during the current financial year;

•	None of whose relatives:
(i) is holding any security of or interest in the Company, its holding, subsidiary or associate company during the two immediately preceding financial years or during the current financial year:
Provided that the relative may hold security or interest in the Company of face value not exceeding Rs.50 lakh rupees or two per cent of the paid-up
capital of the Company, its holding, subsidiary or associate company or such higher sum as may be prescribed;
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

○
holds or has held the position of a key managerial personnel or is or has been an employee of the Company or any of its holding, subsidiary or associate companies in any of the three financial years immediately preceding the financial year in which he/she is proposed to be appointed; provided that in case of a relative who is an employee, other than Key Managerial Personnel, the restriction under this clause shall not apply for his/her employment during preceding three financial years;

○	is or has been an employee or proprietor or a partner, in any of the three financial years immediately preceding the financial year in which he/she is proposed to be appointed, of:

◾	a firm of auditors or company secretaries in practice or cost auditors of the Company or any of its holding, subsidiary or associate companies; or

◾	any legal or a consulting firm that has or had any transaction with the Company or any of its holding, subsidiary or associate companies amounting to 10% or more of the gross turnover of such firm;

○	holds together with his/her relatives 2% or more of the total voting power of the Company;

○
is a chief executive or director, by whatever name called, of any non-profit
organization that receives 25% or more of its receipts or corpus from the Company, any of its promoters, Directors or any of its holding, subsidiary or associate companies or that holds 2% or more of the total voting power of the listed entity; or

○	is a material supplier, service provider or customer or a lessor or lessee of the Company; and

•	Possess requisite qualifications necessary to act as Director of the Company as specified in Rule 5 of the Companies (Appointment and Qualification of Directors) Rules, 2014.

•	Is not a non-independent director of another company, on the board of which, any non-independent director of the Company is an independent director.

•
As required under Rule 6(1)(a) of the Companies (Appointment and Qualifications of Directors) Rules, 2014, has registered his / her name in the Independent Director’s Data Bank maintained by the Indian Institute of Corporate Affairs.

•	Is not restrained from acting as a Director by virtue of any SEBI order or any such authority.

•
Is not aware of any circumstance or situation, which exist or may be reasonably anticipated, that could impair or impact his/her ability to discharge his/her duties with an objective independent judgment and without any external influence.

Non-management
Directors’ Meetings
The NYSE listing standards require regularly scheduled executive sessions of non-management
directors without management participation or regularly scheduled executive sessions consisting of only independent directors. Under applicable Indian legal requirements, one meeting was required to be held during the year, displaying full attendance of only Independent Directors thereat, for the purpose of reviewing the performance of
Non-Executive
Non-Independent
Directors, including the Chairman of the Board and the performance of the Board and Board-constituted Committees, as a whole. Due to the
COVID-19
pandemic and resulting lockdown in India, the meeting was held virtually on March 7, 2022.
Please refer to Item 10.B “Additional Information—Memorandum and Articles of Association—Directors” for more information regarding the Company’s Directors.
Nomination and Remuneration Committee
The NYSE listing standards require a listed company to maintain a remuneration committee, composed entirely of independent directors. The Company’s Nomination and Remuneration Committee comprises two independent members and one non-independent
non-executive
member, which is in compliance with the requirement regarding the number of independent members of the Nomination and Remuneration Committee under applicable Indian laws. The Company believes the constitution and main functions of our Nomination and Remuneration Committee generally comply with the spirit of the NYSE requirements for
non-U.S.
issuers. Please refer to Item 6.C “Directors, Senior Management and Employees—Board Practices—Committees” for more information regarding our Nomination and Remuneration Committee.

Item 16H.	Mine Safety Disclosure
Not applicable.

Item 16I.	Disclosure Regarding Foreign Jurisdictions that Prevent Inspections
Not applicable.
PART III

Item 17.	Financial Statements
The Company has responded to Item 18 in lieu of Item 17.

Item 18.	Financial Statements
The information required by this item is set forth beginning on page
F-1
of this annual report on Form
20-F.

Item 19.	Exhibits

Exhibit Number	Description

1.1	The Company’s Certificate of Incorporation.3

1.2	The Company’s Memorandum and Articles of Association4; Capital Clause as amended.5

2.2	Form of Amended and Restated Deposit Agreement among Tata Motors Limited, Citibank, N.A., as Depositary and the holders and beneficial owners of American Depositary Shares issued thereunder, including the form of American Depositary Receipt2; Amendment No. 1 thereto, dated December 16, 2009.5

2.3	Description of Securities Registered under Section 12 of the Exchange Act.9

4.1	Tata Brand Equity & Business Promotion Agreement, dated December 18, 1998, between Tata Sons Limited and Tata Engineering and Locomotive Company Limited (now Tata Motors Limited).1

4.2	Appointment Agreement entered into with the CEO and Managing Director – Mr. Guenter Butschek.6

4.3	Appointment Letter issued to the Group Chief Financial Officer – Mr. P.B. Balaji.7

4.4	Addendum No. 1 to Appointment Agreement entered into with the CEO and Managing Director – Mr. Guenter Butschek.8

4.5	Appointment Agreement entered into with the Executive – Mr. Girish Wagh.9

7.1	Computation of Net Debt to Shareholders’ Equity Ratio.9

8.1	List of the Company’s Subsidiaries.9

11.1	Tata Code of Conduct 2015.6

12.1	Certification of the Principal Executive Officer required by Rule 13a – 14(a).9

12.2	Certification of the Principal Financial Officer required by Rule 13a – 14(a).9

13.1	Certification of the Chief Executive Officer and Chief Financial Officer required by Rule 13a – 14(b) and Section 1350 of Chapter 63 of Title 18 of the United States Code.9

101.INS	iXBRL Instance Document (Embedded within the Inline XBRL document).

101.SCH	iXBRL Taxonomy Extension Schema Document.

101.CAL	iXBRL Taxonomy Extension Calculation Linkbase Document.

101.DEF	iXBRL Taxonomy Extension Definition Linkbase Document.

101.LAB	iXBRL Taxonomy Extension Label Linkbase Document.

101.PRE	iXBRL Taxonomy Extension Presentation Linkbase Document.

104	Cover Page Interactive Data File (Embedded within the Inline XBRL document).

The Company has not included as exhibits certain instruments with respect to its long-term debt, the amount of debt authorized under each of which does not exceed 10% of its total assets, and the Company agrees to furnish a copy of any such instrument to the SEC upon request.

1	Incorporated by reference to the Company’s Registration Statement on Form 20-F File No. 001-32294 filed on September 15, 2004.
2	Incorporated by reference to the Company’s Registration Statement on Form F-6 File No. 333-119066 filed on September 16, 2004.
3	Incorporated by reference to the Company’s annual report on Form 20-F File No. 001-32294 filed on September 27, 2005.
4	Incorporated by reference to the Company’s annual report on Form 20-F File No. 001-32294 filed on September 28, 2008.
5	Incorporated by reference to the Company’s annual report on Form 20-F File No. 001-32294 filed on July 31, 2012.
6	Incorporated by reference to the Company’s annual report on Form 20-F File No. 001-32294 filed on July 28, 2016.
7	Incorporated by reference to the Company’s annual report on Form 20-F File No. 001-32294 filed on July 31, 2018.
8	Incorporated by reference to the Company’s annual report on Form 20-F File No. 001-32294 filed on June 28, 2021.
9	Filed herewith.

SIGNATURES
The registrant hereby certifies that it meets all of the requirements for filing on Form
20-F
and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.
June 15, 2022

TATA MOTORS LIMITED

By	/s/ Girish Wagh
Name:	Girish Wagh
Title:	Executive Director

By	/s/ P. B. Balaji
Name:	P. B. Balaji
Title:	Group Chief Financial Officer

Report of
Independent
Registered
Public
Accounting
Firm
To the Shareholders and Board of Directors
Tata Motors Limited
Opinion on the Consolidated Financial Statements
We have audited the accompanying consolidated balance sheets of Tata Motors Limited and its subsidiaries (the Company) as of March 31, 2022 and 2021, the related consolidated income statements, statements of comprehensive income, statements of cash flows, and statements of changes in equity for each of the years in the three-year period ended March 31, 2022, and the related notes (collectively, the consolidated financial statements). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of March 31, 2022 and 2021, and the results of its operations and its cash flows for each of the years in the three-year period ended March 31, 2022, in conformity with the International Financial Reporting Standards as issued by the International Accounting Standards Board (IFRS).
We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company’s internal control over financial reporting as of March 31, 2022, based on criteria established in
Internal Control
–
Integrated Framework
(2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission, and our report dated June 15, 2022 expressed an unqualified opinion on the effectiveness of the Company’s internal control over financial reporting.
Convenience Translation
The accompanying consolidated financial statements as of and for the year ended March 31, 2022 have been translated into United States dollars solely for the convenience of the reader. We have audited the translation and, in our opinion, the consolidated financial statements expressed in Indian rupees have been translated into dollars on the basis set forth in note 2(k) of the notes to the consolidated financial statements.
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
1) Going concern
As discussed in Note 2(e) to the consolidated financial statements, the Company prepared its consolidated financial statements on a going concern basis. Management believes that the Company has sufficient financial resources available to it at the date of approval of these financial statements and that it will be able to continue as a going concern for a period of twelve months from the date of authorization of these financial statements. In making this assessment, management has performed an assessment of the financial position of the Company as at March 31, 2022 and forecasts of the Company for a period of twelve months from the date of authorization of these financial statements. These forecasts consider the estimated impact of the COVID-19 global pandemic, the impact of supply chain challenges related to global semi-conductor shortages, Russia-Ukraine conflict as well as the prevailing financial conditions including the impact of inflationary pressures on material costs. Management has developed forecasts to evaluate both the sufficiency of liquidity to meet obligations as they become due, as well as the potential impact on compliance with financial covenants during the forecast period. Based on the evaluation of these forecasts, management believes that, based on cash generated from operations and the existing funding facilities including undrawn revolving credit facilities, the Company will have sufficient liquidity to operate and discharge its liabilities as they become due. Development of these forecasts for the JLR Group required management to make subjective estimates and assumptions related to forecasts of cash flows from operating activities, capital expenditures, and working capital requirements.
We identified the Company’s assessment of its ability to continue as a going concern and related disclosures as a critical audit matter. There was a high degree of subjectivity and significant judgment involved in assessing the Company’s forecasts for the JLR Group specifically the assumptions for forecasted sales volume together with variable profit considering the estimated impact of the
COVID-19
global pandemic, the impact of supply chain constraints and the impact of inflationary pressures on material costs.

The following are the primary procedures we performed to address this critical audit matter:

•
We evaluated the design and tested the operating effectiveness of certain internal controls relating to management’s going concern assessment in relation to forecast of cash flows, specifically the forecasted sales volume together with variable profit specifically at the JLR Group.

•
We evaluated the forecast of cash flows, specifically the JLR Group’s forecasted sales volume together with variable profit, by testing the completeness and accuracy of the underlying data used by benchmarking it to externally derived industry data and evaluating the Company’s historical trends.

•
We assessed the sensitivity of reasonably possible changes to the key assumptions and judgments used to determine management’s forecasts of cash flows for JLR Group, including those used in the reverse stress test performed by management, such as forecasted sales volume and other considerations from the estimated on-going impact of the COVID-19 global pandemic, the impact of supply chain constraints and the impact of inflationary pressures on material costs.

•	We assessed the adequacy of the disclosures related to the application of the going concern assumption.
2) Impairment of property, plant and equipment, intangible assets and right-of-use non-current assets of the Jaguar Land Rover CGU (JLR CGU)
As discussed in Note 17 to the consolidated financial statements, the Company tests its JLR CGU for impairment at least annually and more frequently when there is an indication of impairment. An impairment loss is recognized if the recoverable amount is lower than the carrying value. The recoverable amount is determined based on the higher of value in use (VIU) and fair value less costs to dispose (FVLCD). The carrying value of net assets for the JLR CGU was Rs. 866,796 million as at March 31, 2022.
We identified the evaluation of the property, plant and equipment, intangible assets and right of use assets impairment analysis of the JLR CGU as a critical audit matter. The calculation of the VIU of property, plant and equipment, intangible assets and right of use assets has a high degree of estimation uncertainty, therefore, involved a high degree of challenging and subjective auditor judgment. There was significant auditor judgment required in evaluating the key assumptions used in calculating the VIU including estimates of forecast vehicles volumes, variable profit, terminal value capital expenditure and discount rate.
The following are the primary procedures we performed to address this critical audit matter.

•	We evaluated the design and tested the operating effectiveness of certain internal controls over the key assumptions used in calculating the VIU as noted above.

•	We assessed the key assumptions used in calculating VIU including forecasted vehicle volumes, variable profit and terminal value capital expenditure used in the VIU forecasts by:

•	Comparing forecasted vehicles volumes to externally derived data.

•	Comparing the assumptions used in the forecasts to the Company’s historical trends in variable profit and terminal value capital expenditure.

•
We involved valuation professionals with specialized skills and knowledge who assisted in assessing the Company’s discount rate by comparing it to a discount rate range that was independently developed using publicly available market data for comparable entities.

•	We independently assessed the sensitivity of reasonably possible changes to the key assumptions mentioned above and generated an independent range for comparison.

•	We assessed whether the increase in VIU was indicative of an impairment reversal.

3) Allowances for credit losses for finance receivables of the Company’s vehicle financing receivables
As discussed in Note 39B(d)(ii) to the consolidated financial statements, the Company’s allowances for credit losses for finance receivables (ACL) for vehicle financing receivables was Rs. 18,074.3 million. The ACL for vehicle financing receivables are determined using an expected credit loss model which is based upon statistical analysis that, among other factors, requires an assessment of significant increase in credit risk, which is primarily determined using the days past due status of vehicle financing receivables (loan staging criteria) and also includes an analysis of historical delinquency experience for determining probability of default (PD), actual loss experience for determining loss given default (LGD) and impact of the macro-economic factors. Such methodology includes significant assumptions related to the historical observation period, the correlation of forward looking macro-economic variables in the PD, and estimated recoveries in the LGD. The ACL is a product of multiplying the exposure-at-default (EAD) with the Company’s estimates of PD, and LGD. The allowance is also based on management’s evaluation of many factors, including current economic conditions, observable changes in portfolio performance and historical experience of losses.
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
4) Product development cost capitalization at Jaguar Land Rover
As discussed in Note 16B to the consolidated financial statements, product development costs are incurred by the JLR Group, a component, for product development of new vehicle platforms, engines, transmissions and new products. The JLR Group evaluates these costs to determine if they meet the criteria for capitalization as specified in IAS 38 “Intangible Assets”. The JLR Group capitalizes such costs when the product development will generate probable future economic benefits, including for continuing projects post the JLR Group’s restructuring initiative. The Company has capitalized Rs. 57,488.3 million of product development costs which largely relates to JLR Group for the year ended March 31, 2022.

We have identified the evaluation of product development cost capitalization as a critical audit matter. This evaluation required especially subjective auditor judgment in determining whether the nature of the product engineering costs satisfy the criteria for capitalization to ‘Intangible Assets, Product Development in Progress’, criteria for commencement of capitalization. Also due to the inherent uncertainty associated with the assessment of the probable future economic benefits, subjective auditor judgment was required to evaluate the key assumptions such as forecasted sales volumes, margins and capital expenditures of the new product development.
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

•	We evaluated management’s judgments in identifying directly attributable costs based on principles in the accounting standards.

•	We evaluated JLR Group’s ability to accurately forecast sales volumes, margins and capital expenditure by comparing the historical forecasts to the actual results for similar completed projects,

•
We performed a sensitivity analysis of changes in the assumptions considering the impact of historical forecasting accuracy on the JLR Group’s assessment of whether future economic benefit is considered probable.

5) Valuation of defined benefit pension plan obligations at Jaguar Land Rover
As discussed in Note 36 to the consolidated financial statements, JLR Group operate several defined benefit pension plans. JLR Group’s estimated pension defined benefit obligations amounted to Rs.747,837.1 million as of March 31, 2022. The plans provide for monthly pension after retirement as per salary drawn and service period as set out in rules of each plan and the pension benefit obligations are actuarially determined as per the projected unit credit method at the year end.
We identified the valuation of the pension defined benefit obligations at JLR Group as a critical audit matter. Small changes in the key assumptions and estimates, specifically, the discount rate, inflation rate and mortality /life expectancy, used to value the JLR Group’s pension obligations (before deducting scheme assets) would have a significant effect on the JLR Group’s pension defined benefit obligations.
The following are the primary procedures we performed to address this critical audit matter.

•
We evaluated the design and tested the operating effectiveness of certain internal controls over the selection of the above key assumptions used by its JLR Group’s actuarial experts to value the pension defined benefit obligations and the selection and monitoring of its actuarial experts for competence and objectivity.

•
We involved actuarial professionals with specialized skills and knowledge, who assisted in assessing the reasonableness of the discount rate, inflation rate and mortality/life expectancy, applied to the valuation of the pension obligations, by comparing to externally derived data.

/s/ KPMG Assurance and Consulting Services LLP
We have served as the Company’s auditor since 2018.
Mumbai, India
June 15, 2022

Report of Independent Registered Public Accounting Firm
To the Shareholders and Board of Directors
Tata Motors Limited:
Opinion on Internal Control Over Financial Reporting
We have audited Tata Motors Limited and subsidiaries’
(the Company) internal control over financial reporting as of March 31, 2022, based on criteria established in
Internal Control – Integrated Framework (2013)
issued by the Committee of Sponsoring Organizations of the Treadway Commission. In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of March 31, 2022, based on criteria established in
Internal Control – Integrated Framework (2013)
issued by the Committee of Sponsoring Organizations of the Treadway Commission.
We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated balance sheets of the Company as of March 31, 2022 and 2021, the related consolidated income statements, statements of comprehensive income, statements of cash flows, and statements of changes in equity for each of the years in the three-year period ended March 31, 2022, and the related notes (collectively, the consolidated financial statements), and our report dated June 15, 2022 expressed an unqualified opinion on those consolidated financial statements.
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
Mumbai, India
June 15, 2022

Tata Motors Limited and subsidiaries
Consolidated Balance Sheets

		As at March 31,
	Notes	2022		2022		2021

		(In millions)
ASSETS:
Current assets:
Cash and cash equivalents	3	US$	5,034.7	Rs.	381,590.1	Rs.	317,000.1
Short-term deposits			268.8		20,375.8		143,460.0
Finance receivables	4		2,915.2		220,953.5		178,680.9
Trade receivables			1,641.6		124,421.2		126,790.8
Investments	7		2,996.2		227,092.2		190,511.8
Other financial assets	8		784.3		59,443.5		77,701.6
Inventories	10		4,650.1		352,446.0		360,865.0
Other current assets	11		998.3		75,665.7		62,988.2
Current income tax assets			34.3		2,598.4		8,653.1
Assets classified as held for sale	43		65.4		4,957.0		2,208.0

Total current assets			19,388.9		1,469,543.4		1,468,859.5

Non-current assets:
Finance receivables	4		1,469.3		111,358.6		168,468.2
Investments	6		306.2		23,209.2		13,683.0
Other financial assets	9		794.6		60,228.4		70,185.7
Property, plant and equipment	13		10,411.8		789,133.7		823,040.8
Right of use assets	14		882.2		66,860.4		64,906.8
Goodwill	15		106.5		8,071.7		8,037.2
Intangible assets	16		7,214.6		546,811.7		614,483.3
Investments in equity accounted investees	19		573.9		43,493.9		42,007.9
Non-current income tax assets			157.9		11,967.9		10,033.0
Deferred income taxes	20		510.7		38,708.7		45,203.5
Other non-current assets	12		715.3		54,215.1		13,885.5

Total non-current assets			23,143.0		1,754,059.3		1,873,934.9

Total assets		US$	42,531.9	Rs.	3,223,602.7	Rs.	3,342,794.4

LIABILITIES AND EQUITY:
Liabilities:
Current liabilities:
Accounts payable			8,568.8		649,452.8		739,739.6
Acceptances			1,290.4		97,799.5		78,603.1
Short-term borrowings and current portion of long-term debt	21		5,530.6		419,178.7		427,917.4
Other financial liabilities	23		1,353.0		102,549.4		87,457.9
Provisions	25		1,420.5		107,664.6		128,481.8
Other current liabilities	26		1,428.1		108,242.0		97,164.6
Current income tax liabilities			165.4		12,538.5		10,864.4
Liabilities directly associated with Assets held-for-sale			0.4		31.2		—

Total current liabilities			19,757.2		1,497,456.7		1,570,228.8

Non-current liabilities:
Long-term debt	22		12,896.9		977,483.5		931,019.7
Other financial liabilities	24		1,490.5		112,968.6		79,684.1
Deferred income taxes	20		205.6		15,584.4		15,558.9
Provisions	25		1,709.5		129,558.9		136,067.5
Other liabilities	27		659.5		49,986.0		91,099.6

Total non-current liabilities			16,962.0		1,285,581.4		1,253,429.8

Total liabilities			36,719.2		2,783,038.1		2,823,658.6

Equity:
Ordinary shares	28		87.6		6,641.8		6,641.1
‘A’ Ordinary shares	28		13.4		1,017.0		1,017.0
Additional paid-in capital			2,825.3		214,138.2		325,572.1
Reserves			1,775.1		134,538.8		74,667.6
Other components of equity	29		546.5		41,420.2		95,405.1

Equity attributable to shareholders of Tata Motors Limited			5,247.9		397,756.0		503,302.9
Non-controlling interests			564.8		42,808.6		15,832.9

Total equity			5,812.7		440,564.6		519,135.8

Total liabilities and equity		US$	42,531.9	Rs.	3,223,602.7	Rs.	3,342,794.4

See accompanying notes to consolidated financial statements

Tata Motors Limited and subsidiaries
Consolidated Income Statements

			Year ended March 31,
	Notes		2022		2022		2021		2020

			(In millions, except per share amounts)
Revenues	31		US$	35,948.8	Rs.	2,724,648.4	Rs.	2,441,151.0	Rs.	2,556,123.4
Finance revenues				542.5		41,118.5		40,480.4		38,127.8

Total revenues				36,491.3		2,765,766.9		2,481,631.4		2,594,251.2
Change in inventories of finished goods and work-in-progress				209.8		15,904.9		46,841.6		22,311.9
Purchase of products for sale				2,424.4		183,747.7		122,500.9		122,283.5
Raw materials, components, and consumables				21,236.4		1,609,556.7		1,413,642.9		1,525,964.3
Employee cost	32			4,066.1		308,183.1		281,083.7		308,372.8
Defined benefit pension plan amendment cost	36			—		—		848.1		—
Depreciation and amortization				3,157.5		239,317.1		229,638.1		207,632.1
Other expenses	33			7,645.9		579,491.6		470,557.1		601,339.1
Provision related to Russia market	49			56.9		4,286.6		—		—
Restructuring cost at JLR – Assets write downs, employees and third party obligations	46			—		—		149,943.0		—
Impairment /(reversal of impairment) losses in Passenger Vehicle business	18	(a)		—		—		(3,713.5)		4,454.8
Provision/(reversal of provision) for onerous contracts	18	(b)		—		—		(6,630.0)		7,770.0
Impairment losses/(reversal of impairment) of assets in subsidiaries	18	(c)		(11.4)		(862.6)		—		3,532.0
Expenditure capitalized				(1,899.6)		(143,972.1)		(128,491.2)		(175,033.8)
Loss/(gains) on sale/write off of assets and others (net)	44			(7.3)		(555.4)		3,094.6		3,131.9
Other (income)/loss (net)	34			(629.6)		(47,720.8)		(42,368.1)		(16,009.4)
Foreign exchange (gain)/loss (net)				10.6		805.8		(18,293.3)		16,985.4
Interest income				(82.5)		(6,252.1)		(4,925.3)		(11,696.9)
Interest expense	35			1,230.5		93,263.1		80,840.5		72,553.1
Share of (profit)/loss of equity accounted investees (net)	19			9.8		740.6		3,789.6		10,000.0

Net income/(loss) before tax				(926.2)		(70,167.3)		(116,727.3)		(109,339.6)
Income tax (expense)/credit	20			(556.8)		(42,204.9)		(25,410.7)		(3,644.5)

Net income/(loss)			US$	(1,483.0)	Rs.	(112,372.2)	Rs.	(142,138.0)	Rs.	(112,984.1)

Attributable to:
Shareholders of Tata Motors Limited				(1,500.1)		(113,699.3)		(142,700.9)		(113,940.3)
Non-controlling interests				17.5		1,327.1		562.9		956.2
Earnings/(loss) per share:	42
Ordinary shares:
Basic			US$	(0.4)	Rs.	(29.7)	Rs.	(39.2)	Rs.	(32.9)
Diluted			US$	(0.4)	Rs.	(29.7)	Rs.	(39.2)	Rs.	(32.9)
‘A’ Ordinary shares:
Basic			US$	(0.4)	Rs.	(29.7)	Rs.	(39.2)	Rs.	(32.9)
Diluted			US$	(0.4)	Rs.	(29.7)	Rs.	(39.2)	Rs.	(32.9)

See accompanying notes to consolidated financial statements

Tata Motors Limited and subsidiaries
Consolidated Statements of Comprehensive Income

	Year ended March 31,
	2022		2022		2021		2020

	(In millions)
Net income/(loss)	US$	(1,483.0)	Rs.	(112,372.2)	Rs.	(142,138.0)	Rs.	(112,984.1)
Other comprehensive income :
(i) Items that will not be reclassified subsequently to profit and loss :
Remeasurement gains and (losses) on defined benefit obligations (net)		934.6		70,834.7		(72,858.7)		88,029.9
Share of remeasurement gains and (losses) on defined benefit obligations (net) of equity accounted investees		0.3		19.3		(15.2)		14.3
Unrealized gains / (losses) on investments (net)		51.8		3,924.6		4,158.6		(1,330.2)
Share of Unrealized gains / (losses) on investments (net) of equity accounted investees		0.4		28.4		45.4		(39.1)
Income tax relating to items that will not be reclassified subsequently		(127.2)		(9,637.9)		13,691.1		(13,755.2)

		859.9		65,169.1		(54,978.8)		72,919.7

(ii) Items that may be reclassified subsequently to profit and loss :
Currency translation (net)		(43.3)		(3,279.0)		37,000.9		22,145.9
Gain/(loss) on cash flow hedges (net)		(1,196.0)		(90,649.9)		54,427.9		23,577.1
Gains and (losses) on finance receivables held at fair value		26.1		1,981.6		2,069.0		1,362.4
Share of other comprehensive income of equity accounted investees (net)		28.7		2,178.9		1,500.1		1,026.1
Income tax relating to items that may be reclassified subsequently		267.6		20,282.9		(11,007.8)		(4,467.4)

		(916.9)		(69,485.5)		83,990.1		43,644.1

Other comprehensive income/(loss) for the year, net of tax (i+ii)		(57.0)		(4,316.4)		29,011.3		116,563.8

Total comprehensive income/(loss) for the year	US$	(1,540.0)	Rs.	(116,688.6)	Rs.	(113,126.7)	Rs.	3,579.7

Attributable to:
Shareholders of Tata Motors Limite d		(1,557.6)		(118,021.9)		(113,881.2)		2,498.7
Non-controlling interests		17.6		1,333.3		754.5		1,081.0
See accompanying notes to consolidated financial statements

Tata Motors Limited and subsidiaries
Consolidated Statements of Cash Flows

	Year ended March 31,
	2022		2022		2021		2020

	(In millions)
Cash flows from operating activities:
Net income/(loss)	US$	(1,483.0)	Rs.	(112,372.2)	Rs.	(142,138.0)	Rs.	(112,984.1)
Adjustments for:
Depreciation and amortization expense		3,157.5		239,317.1		229,638.1		207,632.1
Inventory write-down		16.5		1,253.4		1,291.9		3,208.1
Allowances for finance receivables		172.6		13,075.9		9,579.4		6,602.1
Defined benefit pension plan amendment cost		—		—		848.1		—
Provision for employee separation cost		—		—		4,307.6		4,097.8
Provision related to Russia market		56.9		4,286.6		—		—
Restructuring cost at JLR – Assets write downs, employees and third party obligations		—		—		149,943.0		—
(Reversal)/Provision for impairment in subsidiaries		(11.4)		(862.6)		—		3,532.0
Impairment /(reversal of impairment) losses in Passenger Vehicle business		—		—		(3,713.5)		4,454.8
Provision/(reversal of provision) for onerous contracts		—		—		(6,630.0)		7,770.0
Allowances for trade and other receivables		20.0		1,512.6		500.1		1,528.5
Share-based payments		2.4		180.5		90.4		47.0
Share of (profit)/loss of equity accounted investees (net)		9.8		740.6		3,789.6		10,000.0
Loss/(gains) on sale/write off of assets and others (net)		12.4		941.9		3,094.6		3,131.9
Marked-to-market (gain)/loss on investments measured at fair value through profit or loss		(7.0)		(528.6)		(199.1)		3,890.5
Profit on sale of investments (net)		(28.2)		(2,137.0)		(1,772.6)		(1,873.4)
(Gain)/Loss on change in fair value of commodity derivatives		(64.1)		(4,860.4)		(13,657.9)		7,287.6
Provision for loan given to a joint venture		—		—		—		251.2
Foreign exchange (gain)/loss (net)		(108.4)		(8,217.2)		(43,981.2)		20,187.8
Income tax expense/(credit)		556.8		42,204.9		25,410.7		3,644.5
Interest expense		1,230.5		93,263.1		80,840.5		72,553.1
Interest income		(82.5)		(6,252.1)		(4,925.3)		(11,696.9)
Dividend income and income on mutual funds		(4.5)		(342.2)		(183.7)		(211.4)

Cash flows from operating activities before changes in following assets and liabilities		3,446.3		261,204.3		292,132.7		233,053.2
Trade receivables		34.4		2,610.8		(11,183.5)		79,131.1
Finance receivables		(10.0)		(756.3)		(43,869.4)		20,207.7
Other financial assets		17.1		1,292.6		(12,755.8)		645.3
Other current assets		(169.0)		(12,812.4)		872.8		6,351.7
Inventories		61.8		4,687.4		37,975.1		23,251.8
Other non-current assets		(531.8)		(40,309.3)		37,329.1		(34,660.6)
Accounts payable		(673.9)		(51,080.2)		6,606.5		(76,794.3)
Acceptances		(253.6)		(19,219.7)		50,875.0		(4,053.8)
Other current liabilities		219.3		16,618.2		16,375.8		(10,130.4)
Other financial liabilities		40.6		3,074.9		1,974.0		(4,560.2)
Other non-current liabilities		(519.9)		(39,407.8)		12,508.6		(46,100.4)
Provisions		475.3		36,022.2		(77,790.2)		97,837.7

Cash generated from operations		2,136.6		161,924.7		311,050.7		284,178.8
Income tax paid (net)		(252.0)		(19,096.4)		(21,045.6)		(17,849.4)

Net cash provided by operating activities		1,884.6		142,828.3		290,005.1		266,329.4

Cash flows from investing activities:
Deposits with banks/financial institutions		(1,690.0)		(128,088.6)		(372,793.6)		(401,147.9)
Realization of deposits with banks / financial institutions		3,349.5		253,868.6		380,859.9		358,750.9
Investments in Mutual Fund (purchased)/sold (net)		(391.7)		(29,685.4)		(74,328.5)		(13,392.9)
Disposal of subsidiary company		(13.0)		(984.5)		—		—
Investments in other companies		(5.2)		(397.1)		(973.0)		(994.1)
Proceeds from sale of investments in other companies		13.7		1,035.5		2,258.2		214.5

Tata Motors Limited and subsidiaries
Consolidated Statements of Cash Flows

	Year ended March 31,
	2022		2022		2021		2020

	(In millions)
Deposits of margin money and other restricted deposits	US$	(131.2)	Rs.	(9,942.2)	Rs.	(19,639.1)	Rs.	(15,618.6)
Realization of margin money and other restricted deposits		249.6		18,917.4		17,526.9		14,772.4
Proceeds from disposal of defence business		30.9		2,340.9		—		—
Investment in Government securities		(162.0)		(12,282.1)		—		—
(Increase)/decrease in short term inter-corporate deposits		—		—		—		(144.4)
Loan given to joint venture		—		—		—		(17.0)
Proceeds from loan/(given) to others		—		—		—		34.2
Investments in equity accounted investees		—		—		(99.0)		(6,064.0)
Dividends received from equity accounted investees		—		—		15.1		6,224.4
Interest received		86.1		6,529.4		4,275.0		11,044.8
Dividend received		4.2		320.1		183.7		211.4
Payments for property, plant and equipment		(1,192.7)		(90,394.0)		(117,756.5)		(143,191.7)
Proceeds from sale of property, plant and equipment		30.4		2,301.0		3,505.8		1,714.8
Payments for intangible assets		(808.7)		(61,290.2)		(84,297.5)		(153,828.6)
Payments for acquisitions, net of cash acquired		—		—		—		(270.4)

Net cash used in investing activities		(630.1)		(47,751.2)		(261,262.6)		(341,702.2)

Cash flows from financing activities:
Proceeds from issue of shares and warrants (net of issue expenses)		2.5		185.9		26,025.1		38,887.7
Proceeds from issuance of compulsorily convertible preference shares		494.8		37,500.0		—		—
Dividends paid to non-controlling interests shareholders of subsidiaries (including dividend distribution tax)		(13.0)		(983.9)		(287.5)		(533.3)
Interest paid		(1,292.1)		(97,931.8)		(85,002.7)		(79,876.5)
Proceeds from issuance of short-term debt		2,229.3		168,967.8		208,071.5		107,124.2
Repayment of short-term debt		(2,567.6)		(194,604.5)		(110,789.3)		(128,529.3)
Net change in other short-term debt (with maturity up to three months)		(260.7)		(19,755.9)		(45,442.7)		(15,871.2)
Proceeds from issuance of long-term debt		4,158.9		315,212.0		296,423.6		288,327.7
Repayments of long-term debt		(3,081.5)		(233,558.0)		(186,296.1)		(169,937.7)
Proceeds / (payments) from option settlement of long term borrowings		(12.9)		(977.7)		350.1		1,909.0
Repayment of matured fixed deposits		—		—		(4.8)		(67.5)
Repayment of lease liability		(134.2)		(10,171.9)		(9,813.0)		(8,763.6)
Dividend paid		(0.2)		(15.3)		(15.7)		(35.2)
Proceeds from issuance /(payment) for acquisition of shares from non-controlling		—		—		2.4		(221.5)
Proceeds from issuance of perpetual instruement classified as equity by a subsidiary (net)		62.8		4,762.8		7,007.5		2,450.0
Debt issuance cost		(32.1)		(2,431.2)		(1,186.5)		(966.8)

Net cash (used in)/ provided by financing activities		(446.0)		(33,801.7)		99,041.9		33,896.0

Net change in cash and cash equivalents		808.5		61,275.4		127,784.4		(41,476.8)
Effect of foreign exchange on cash and cash equivalents		43.7		3,314.6		4,537.7		10,556.8
Cash and cash equivalents, beginning of the year		4,182.5		317,000.1		184,678.0		215,598.0

Cash and cash equivalents, end of the year	US$	5,034.7	Rs.	381,590.1	Rs.	317,000.1	Rs.	184,678.0

Non-cash transactions:
Liability towards property, plant and equipment and intangible assets purchased on credit/deferred credit	US$	600.0	R s.	45,476.8	Rs.	53,678.4	Rs.	66,267.8
See accompanying notes to consolidated financial statements

Tata Motors Limited and subsidiaries
Consolidated statements of changes in equity
For the years ended March 31, 2022, March 31, 2021 and March 31, 2020

																	Reserves*

	Share capital		Additional paid-in capital		Share-based payments reserve		Currency translation reserve		Debt instruments through Other Comprehensive Income		Equity instruments through Other Comprehensive Income		Hedging reserve		Cost of Hedge reserve		Capital redemption reserve		Share application money pending allotment		Debenture redemption reserve		Reserves*		Special reserve		Earned surplus reserve		Retained earnings		Equity attributable to shareholders of Tata Motors Limited		Non- controlling interests		Total equity

	(In millions)
Balance as at April 1, 2021	Rs.	7,658.1	Rs.	325,350.3	Rs.	221.8	Rs.	89,692.0	Rs.	2,567.8	Rs.	4,373.5	Rs.	(1,222.1)	Rs.	(6.1)	Rs.	22.8	Rs.	—	Rs.	9,044.5	Rs.	1,993.9	Rs.	5,791.3	Rs.	451.8	Rs.	57,363.3	Rs.	503,302.9	Rs.	15,832.9	Rs.	519,135.8

Income for the period																												(113,699.3)				(113,699.3)		1,327.1		(112,372.2)
Other comprehensive income /(loss) for the period		—		—		—		(1,131.4)		1,429.6		3,423.4		(69,638.8)		(176.1)		—		—		—		—		—		—		61,770.7		(4,322.6)		6.2		(4,316.4)

Total comprehensive income/(loss) for the period		—		—		—		(1,131.4)		1,429.6		3,423.4		(69,638.8)		(176.1)		—		—		—		—		—		—		(51,928.6)		(118,021.9)		1,333.3		(116,688.6)

Amounts recognized in inventory														11,061.9		1,046.5																12,108.4		—		12,108.4
Issue of perpetual instrument classified as equity by a subsidiary (refer note below)		—		—		—		—		—		—		—		—		—		—		—		—		—		—		—		—		4,850.0		4,850.0
Dividend paid (including dividend tax)		—		—		—		—		—		—		—		—		—		—		—		—		—		—		—		—		(1,460.6)		(1,460.6)
Buy back of shares																																—		(2,457.9)		(2,457.9)
Proceeds from Compulsory Convertible Preference Shares (net of Debt issue cost) – classified as equity by subsidiary (refer note 48)		—		—		—		—		—		—		—		—		—		—		—		—		—		—		—		—		24,710.9		24,710.9
Money received on exercise of stock options by employees				121.5																63.9												185.4				185.4
Exercise of stock option by employees		0.7		19.5		(19.5)														—												0.7				0.7
Share based payments		—		—		180.5		—		—		—		—		—		—		—		—		—		—		—		—		180.5		—		180.5
Transfer (from)/to retained earnings**		—		(111,735.9)		—		—		—		—		—		—		—		—		(4,933.0)		—		383.9		—		116,285.0		—		—		—

Balance as at March 31, 2022	Rs.	7,658.8	Rs.	213,755.4	Rs.	382.8	Rs.	88,560.6	Rs.	3,997.4	Rs.	7,796.9	Rs.	(59,799.0)	Rs.	864.3	Rs.	22.8	Rs.	63.9	Rs.	4,111.5	Rs.	1,993.9	Rs.	6,175.2	Rs.	451.8	Rs.	121,719.7	Rs.	397,756.0	Rs.	42,808.6	Rs.	440,564.6

					Rs.	214,138.2									Rs.	41,420.2													Rs.	134,538.8

	US$	101.0	US$	2,820.2	US$	5.1	US$	1,168.5	US$	52.7	US$	102.9	US$	(789.0)	US$	11.4	US$	0.3	US$	0.8	US$	54.2	US$	26.3	US$	81.5	US$	6.0	US$	1,606.0	US$	5,247.9	US$	564.8	US$	5,812.7

					US$	2,825.3									US$	546.5													US$	1,775.1

*	Refer to note 29
Note: During the year ended March 31, 2022, Tata Motors Finance Limited, a subsidiary of the Company issued perpetual securities of Rs 4850.0 millions bearing a coupon interest rate of 8.35
% to 9.10
% per annum , with a step up provision if the securities are not called after 10 years from the issue date. The payment of any coupon may be cancelled or suspended at the discretion of the Board of Directors of Tata Motors Finance Limited. Accordingly, the Company has accounted these securities as equity instruments and any amount attributable to investors of these perpetual securities have been presented as non-controlling interest.

**
The Board of Directors had, at its meeting held on July 31, 2020 , approved (subject to the requisite regulatory and other approvals) a Scheme of Arrangement for reduction of its share capital without extinguishing or reducing its liability on any of its shares by writing down a portion of its securities premium account to the extent of Rs. 111,735.9 million, with a corresponding adjustment to the accumulated losses of the Company. The Scheme of Arrangement has been approved by the National Company Law Tribunal, Mumbai Bench on August 24, 2021. The Company has received all other necessary regulatory approvals and the scheme is effective from January 1, 2022. Accordingly, the Company has accounted for the capital reduction.

See accompanying notes to consolidated financial statements

Tata Motors Limited and subsidiaries
Consolidated statements of changes in equity
For the years ended March 31, 2022, March 31, 2021 and March 31, 2020

							Other components of equity										Reserves*
	Share capital		Additional paid-in capital		Share- based payments reserve		Currency translation reserve		Debt instruments through Other Comprehensive Income		Equity instruments through Other Comprehensive Income		Hedging reserve		Cost of Hedge reserve		Capital redemption reserve		Debenture redemption reserve		Reserve for research and human resource development		Special reserve		Earned surplus reserve		Retained earnings		Equity attributable to shareholders of Tata Motors Limited		Non- controlling interests		Total equity

	(In millions)
Balance as at April 1, 2020	Rs.	7,195.4	Rs.	299,787.9	Rs.	131.4	Rs.	51,422.5	Rs.	886.3		391.0	Rs.	(41,937.1)	Rs.	(4,428.7)	Rs.	22.8	Rs.	10,388.5	Rs.	1,993.9	Rs.	4,904.1	Rs.	451.8	Rs.	258,591.4	Rs.	589,801.2	Rs.	8,233.5	Rs.	598,034.7

Income for the period																												(142,700.9)		(142,700.9)		562.9		(142,138.0)
Other comprehensive income /(loss) for the period		—		—		—		38,269.5		1,681.5		4,026.1		40,346.2		3,549.2		—		—		—		—		—		(59,052.8)		28,819.7		191.6		29,011.3

Total comprehensive income/(loss) for the period		—		—		—		38,269.5		1,681.5		4,026.1		40,346.2		3,549.2		—		—		—		—		—		(201,753.7)		(113,881.2)		754.5		(113,126.7)

Amounts recognized in inventory														368.8		873.4														1,242.2		—		1,242.2
Issue of shares pursuant to preferential allotment		462.7		25,562.4		—		—		—		—		—		—		—		—		—		—		—		—		26,025.1		—		26,025.1
Realized gain on investments held at fair value through Other comprehensive income				—		—		—		—		(43.6)		—		—		—		—		—		—		—		43.6		—		—		—
Acquisition of subsidiary		—		—		—		—		—		—		—		—		—		—		—		—		—		25.2		25.2		—		25.2
Shares issued to non-controlling interest		—		—		—		—		—		—		—		—		—		—		—		—		—		—		—		2.4		2.4
Issue of perpetual instrument classified as equity by a subsidiary (refer note below)		—		—		—		—		—		—		—		—		—		—		—		—		—		—		—		7,130.0		7,130.0
Dividend paid (including dividend tax)		—		—		90.4		—		—		—		—		—		—		—		—		—		—		—		—		(287.5)		(287.5)
Share based payments																														90.4		—		90.4
Transfer (from)/to retained earnings		—		—				—		—		—		—		—		—		(1,344.0)		—		887.2		—		456.8		—		—		—

Balance as at March 31, 2021	Rs.	7,658.1	Rs.	325,350.3	Rs.	221.8	Rs.	89,692.0	Rs.	2,567.8	Rs.	4,373.5	Rs.	(1,222.1)	Rs.	(6.1)	Rs.	22.8	Rs.	9,044.5	Rs.	1,993.9	Rs.	5,791.3	Rs.	451.8	Rs.	57,363.3	Rs.	503,302.9	Rs.	15,832.9	Rs.	519,135.8

					Rs.	325,572.1									Rs.	95,405.1											Rs.	74,667.6

*	Refer to note 29
Note:
During the financial year ended March 31, 2021, Tata Motors Finance Limited, a subsidiary of the Company issued perpetual securities of
Rs.
7,130 million bearing a coupon interest rate ranging from 9.6% to 10.50 % p.a, with a step up provision if the securities are not called after 10 years. The payment of any coupon may be cancelled or suspended at the discretion of the Board of Directors of Tata Motors Finance Limited. Accordingly, the Company has accounted these securities as equity instruments and any amount attributable to investors of these perpetual securities have been presented as non-controlling interest.
See accompanying notes to consolidated financial statements

Tata Motors Limited and subsidiaries
Consolidated statements of changes in equity
For the years ended March 31, 2022, March 31, 2021 and March 31, 2020

							Other components of equity										Reserves*

	Share capital		Additional paid-in capital		Share- based payments reserve		Currency translation reserve		Debt instruments through Other Comprehensive Income		Equity instruments through Other Comprehensive Income		Hedging reserve		Cost of Hedge reserve		Capital redemption reserve			Debenture redemption reserve		Reserve for research and human resource development		Special reserve		Earned surplus reserve		Retained earnings		Equity attributable to shareholders of Tata Motors Limited		Non- controlling interests		Total equity

	(In millions)
Balance as at April 1, 2019	Rs.	6,792.2	Rs.	261,303.4	Rs.	84.4	Rs.	28,388.6				1,785.5	Rs.	(60,668.2)	Rs.	(2,873.9)	Rs.	22.	8	Rs.	10,859.5	Rs.	1,993.9	Rs.	4,408.2	Rs.	451.8	Rs.	300,190.5	Rs.	552,738.7	Rs.	5,328.7	Rs.	558,067.4
Effect of transition to IFRS 16		—		—		—		—				—		—		—		—			—		—		—		—		(1,961.4)		(1,961.4)		—		(1,961.4)

Balance as at April 1, 2019 after giving effect of transition to IFRS 16		6,792.2		261,303.4		84.4		28,388.6				1,785.5		- 60,668.2		- 2,873.9		22.8			10,859.5		1,993.9		4,408.2		451.8		298,229.1		550,777.3		5,328.7		556,106.0

Income/(loss) for the year																													(113,940.3)		(113,940.3)		956.2		(112,984.1)
Other comprehensive income /(loss) for the year		—		—		—		23,033.9		886.3		(1,394.5)		22,214.0		(2,628.2)													74,327.5		116,439.0		124.8		116,563.8

Total comprehensive income/(loss) for the year		—		—		—		23,033.9		886.3		(1,394.5)		22,214.0		(2,628.2)		—			—		—		—		—		(39,612.8)		2,498.7		1,080.9		3,579.7

Amounts recognized in inventory		—		—				—						(3,482.9)		1,073.4		—			—		—		—		—		—		(2,409.5)		—		(2,409.5)
Issue of shares persuant to preferential allotment (net of issue expenses of Rs. 30.8 million)		403.2		29,809.5		—		—				—		—		—		—			—		—		—		—		—		30,212.7		—		30,212.7
Issue of warrants		—		8,675.0				—				—		—		—		—			—		—		—		—		—		8,675.0		—		8,675.0
Buyback of shares		—		—				—						—		—		—			—		—		—		—		—		—		(221.5)		(221.5)
Issue of perpetual instrument classified as equity by a subsidiary (refer note below)																															—		2,500.0		2,500.0
Dividend paid (including dividend tax)																															—		(454.7)		(454.7)
Share based payments		—				47.0		—						—		—		—			—		—		—		—		—		47.0		—		47.0
Transfer (from)/to retained earnings		—		—		—		—						—		—		—			(471.0)		—		495.9		—		(24.9)		—		—		—

Balance as at March 31, 2020	Rs.	7,195.4	Rs.	299,787.9	Rs.	131.4	Rs.	51,422.5	Rs.	886.3	Rs.	391.0	Rs.	(41,937.1)	Rs.	(4,428.7)	Rs.	22.8		Rs.	10,388.5	Rs.	1,993.9	Rs.	4,904.1	Rs.	451.8	Rs.	258,591.4	Rs.	589,801.2	Rs.	8,233.5	Rs.	598,034.7

					Rs.	299,919.3									Rs.	6,334.0												Rs.	276,352.5

*	Refer to note 29
Note
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
The Company’s subsidiaries include the Jaguar Land Rover business (referred to as JLR or Jaguar Land Rover).
As on March 31, 2022, Tata Sons Private Limited (or Tata Sons), together with its subsidiaries, owns 46.33% of the Ordinary shares and 7.66% of ‘A’ Ordinary shares of Tata Motors Limited, and has the ability to significantly influence the Company’s operations (refer note 28 for voting rights relating to Ordinary shares and ‘A’ Ordinary shares).
The consolidated financial statements were approved by the Board of Directors and authorized for issue on
June 14, 2022.

2.	Significant accounting policies

a.	Statement of compliance
These consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (referred to as “IFRS”) as issued by the International Accounting Standards Board (referred to as “IASB”).

b.	Basis of preparation
The consolidated financial statements have been prepared on historical cost basis except for certain financial instruments, which are measured at fair value at the end of each reporting period as explained in the accounting policies.
Accounting policies are included in the relevant notes to the consolidated financial statements. For accounting policies related to financial assets and financial liabilities, refer note no. 39A.

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

Inter-
company
transactions and balances including unrealized profits are eliminated on consolidation.

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
The Company has performed an assessment of its financial position as at March 31, 2022 and forecasts of the Company and JLR for a period of twelve months from the date of these financial statements (the ‘Going Concern Assessment Period’ and the ‘Foreseeable Future’).
The Company and JLR have assessed their projected cash flows over the going concern assessment period. The base case uses the most recent Board-approved forecasts that include the going concern assessment period. The base case takes into account the Group’s expectations of the continued supply chain challenges relating to semiconductor shortages, the on-going
impacts of the
COVID-19
pandemic and the Russia-Ukraine conflict as well as the prevailing financial conditions including the impact of inflationary pressures on material costs. For JLR, the base case also assumes an improvement in volumes in the going concern assessment period, reflecting gradual improvement in semiconductor supply and proactive management of semiconductor supplies to maximise production of higher margin products. For the company, the base case assumes continued recovery in industry volumes based upon external industry forecasts for India.
For the Company, the base case has been further sensitized using more severe but plausible scenarios considering external market commentaries and other factors impacting the global economy and automotive industry. For JLR, a reverse stress test against the base case has been carried out to determine the decline in wholesale volume over a twelve-month period that would result in a liquidity level that breaches financing covenants. The reverse stress test assumes continued supply constraints result in demand that exceeds supply over the twelve-month period and assumes optimisation of supply to maximise production of higher margin products. In order to reach a liquidity level that breaches covenants, it would require a sustained decline in wholesale volumes of more tha
n 60%
compared to base case over a twelve-month period. JLR does not consider this scenario to be plausible given the reverse stress test volumes are significantly lower than those achieved during the peak of the
COVID-19
pandemic and the quarters most severely impacted by the semiconductor shortages. JLR has also considered other severe but plausible downside scenarios and expected volumes under each of these scenarios is much higher than under the reverse stress test. Management do not consider more extreme scenarios than the ones assessed to be plausible.

Within the going concern assessment period there is a GBP1bn quarter-end
liquidity covenant attached to the UK Export Finance loan of JLR for the entire period and to the Revolving Credit Facility (RCF) of JLR from July 2022. Further, there is a reduction in the RCF facility from GB
P 2 billion to GBP 1.5 billion from July 2022.
In evaluating the forecasts, the Company and JLR have taken into consideration both the sufficiency of liquidity to meet obligations as they fall due as well as potential impact on compliance with financial covenants during the forecast period. These forecasts indicate that the Company and JLR will have sufficient liquidity to operate and discharge their liabilities as they become due, without breaching any relevant covenants, taking into account only cash generated from operations and the funding facilities existing on the date of authorization of these financial statements and as at March 31, 2022, including the presently undrawn revolving credit facilities.
Based on the evaluation described above, management believes that the Company has sufficient financial resources available to it at the date of approval of these financial statements and that it will be able to continue as a ‘going concern’ in the foreseeable future and for a period upto at least twelve months from the date of authorisation of these financial statements.

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
In particular, information about significant areas of estimation, uncertainty and critical judgments in applying accounting policies that have the most significant effect on the amounts recognized in the financial statements are included in the following notes:

i)	Note 13, 16 and 17 – Property, plant and equipment and intangible assets—useful lives and impairment, capitalization of product development costs

ii)	Note 15 – Impairment of goodwill

iii)	Note 20 – Recoverability/recognition of deferred tax assets

iv)	Note 25 – Provision for product warranty

v)	Note 36 – Measurement of assets and obligations relating to employee benefits

v)	Note 4 – Allowances for credit losses for finance receivables

vii)	Estimated discounts / incentives required to be paid to dealers on retail of vehicles

viii)	Note 2(e) – Going concern assessment

ix)	Estimation of uncertainties relating to the global health pandemic from COVID-19

F-
20

COVID-19
pandemic has rapidly spread throughout the world, including India. Governments in India and across the world have taken significant measures to curb the spread of the virus including imposing mandatory lockdowns and restrictions in activities. Consequently, Company’s manufacturing plants and offices had to be closed down / operate under restrictions for a considerable period of time during the year and post year end. Lockdowns / restrictions have impacted the Company operationally including on commodity prices, supply chain matters (including semiconductor supplies), consumer demand and recoveries of loans under its vehicle financing business. More recently, the next wave of the pandemic has impacted India and the Company is monitoring the situation closely taking into account the increasing level of infections in India and across the world and directives from the various Governments. Management believes that it has taken into account all the possible impacts of known events arising from
COVID-19
pandemic in the preparation of the financial results including but not limited to its assessment of Company’s liquidity and going concern, recoverable values of its property, plant and equipment, intangible assets, intangible assets under development, allowances for losses for finance receivables , product warranty, residual value risk, lease payments and the net realizable values of other assets , including inventory and Deferred tax asset. However, given the effect of these lockdowns and restrictions on the overall economic activity and in particular on the automotive industry, the impact assessment of
COVID-19
on the abovementioned financial statement captions is subject to significant estimation uncertainties due to its nature and duration and, accordingly, the actual impacts in future may be different from those estimated as at the date of approval of these financial results. The Company will continue to monitor any material changes to future economic conditions and consequential impact on its financial results

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

h.	Foreign currency
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

F-
21

i.	Impairment

i)	Goodwill
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

ii)	Equity accounted investments: Joint ventures and associates
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

j.	Recent accounting pronouncements not yet adopted by the Company
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

Amendments to IFRS 3 – Reference to the conceptual framework
Minor amendments were made to IFRS 3 Business Combinations to update the references to the Conceptual Framework for Financial Reporting and add an exception for the recognition of liabilities and contingent liabilities within the scope of IAS 37 Provisions, Contingent Liabilities and Contingent Assets and Interpretation 21 Levies. The amendments also confirm that contingent assets should not be recognized at the acquisition date.
The standard is effective for annual periods beginning on or after January 1, 2022 with early application permitted. The Company is assessing probable impact in its financial statements on adoption of these amendments.
Amendments to IAS 16 – Property, Plant and Equipment—Proceeds before intended use
The amendment to IAS 16 Property, Plant and Equipment (“PP&E”) prohibits an entity from deducting from the cost of an item of PP&E any proceeds received from selling items produced while the entity is preparing the asset for its intended use. It also clarifies that an entity is ‘testing whether the asset is functioning properly’ when it assesses the technical and physical performance of the asset. The financial performance of the asset is not relevant to this assessment.
Entities must disclose separately the amounts of proceeds and costs relating to items produced that are not an output of the entity’s ordinary activities.
The amendments are effective for annual periods beginning on or after January 1, 2022. Early application is permitted. The Company is assessing probable impact in its financial statements on adoption of these amendments.
Amendments to IAS 37 – Onerous Contracts—Cost of Fulfilling a Contract
The amendment to IAS 37 clarifies that the direct costs of fulfilling a contract include both the incremental costs of fulfilling the contract and an allocation of other costs directly related to fulfilling contracts. Before recognizing a separate provision for an onerous contract, the entity recognizes any impairment loss that has occurred on assets used in fulfilling the contract.
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

k.	Convenience translation
The consolidated financial statements have been presented in Indian rupees (“Rs.”), Tata Motors Limited’s functional currency. For the convenience of the reader, the financial statements as at and for the year ended March 31, 2022, have been translated into U.S. dollars at US$1.00 = Rs. 75.7925 based on fixing rate in the City of Mumbai on March 31, 2022, for cable transfers in Indian rupees as published by the Foreign Exchange Dealers’ Association of India (FEDAI). Such translation should not be construed as representation that the rupee amounts have been or could be converted into U.S. dollars at that or any other rate, or at all.

F-
23

3	Cash and cash equivalents

3A.	Accounting policy
Cash and cash equivalents comprises cash on hand, demand deposits and highly liquid investments with an original maturity of up to three month that are readily convertible into cash and which are subject to an insignificant risk of changes in value.

3B.	Cash and cash equivalents consist of the following:

	As at March 31,
	2022		2022		2021

	(In millions)
Cash balances	US$	1.5	Rs.	114.7	Rs.	111.1
Balances with banks (including deposits with original maturity of up to three months)		5,033.2		381,475.4		316,889.0

Total	US$	5,034.7	Rs.	381,590.1	Rs.	317,000.1

4.	Finance receivables

4A.	Accounting policy
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

4B.	Finance receivables consist of vehicle loans, the details of which are as follows:

	As at March 31,
	2022		2022		2021

	(In millions)
Finance receivables	US$	4,623.0	Rs.	350,386.4	Rs.	359,625.9
Less: allowance for credit losses		238.5		18,074.3		12,476.8

Total	US$	4,384.5	Rs.	332,312.1	Rs.	347,149.1

Current portion		2,915.2		220,953.5		178,680.9
Non-current portion		1,469.3		111,358.6		168,468.2

Total	US$	4,384.5	Rs.	332,312.1	Rs.	347,149.1

Changes in the allowance for credit losses in finance receivables are as follows:

	Year ended March 31,
	2022		2022		2021		2020

	(In millions)
Balance at the beginning	US$	164.6	Rs.	12,476.8	Rs.	6,513.7	Rs.	8,330.5
Allowances made during the year		172.6		13,075.9		9,579.4		6,602.1
Written off		(98.7)		(7,478.4)		(3,616.3)		(8,418.9)

Balance at the end	US$	238.5	Rs.	18,074.3	Rs.	12,476.8	Rs.	6,513.7

5.	Allowance for trade and other receivables
Accounting Policy
The Company recognizes a loss allowance for expected credit losses on a financial asset that is at amortized cost or at fair value through other comprehensive income. Expected credit losses are forward looking and are measured in a way that is unbiased and represents a probability-weighted amount, takes into account the time value of money (values are discounted using the applicable effective interest rate) and uses reasonable and supportable information. The Company adopts the simplified approach permitted in IFRS 9 to apply lifetime expected credit losses to trade receivables and contract assets. Where credit risk is deemed low at the reporting date or to have not increased significantly, credit losses for the next 12 months are calculated.
Change in the allowances for trade and other receivables are as follows:

	Year ended March 31,
	2022		2022		2021		2020

	(In millions)
Balance at the beginning	US$	168.1	Rs.	12,743.8	Rs.	13,606.8	Rs.	12,720.9
Allowances made during the year		20.0		1,512.6		500.1		1,528.5
Written off		(34.2)		(2,592.2)		(1,501.6)		(741.9)
Currency translation		(1.4)		(106.1)		138.5		99.3

Balance at the end	US$	152.5	Rs.	11,558.1	Rs.	12,743.8	Rs.	13,606.8

F-
25

6.	Other Investments - non-current

	As at March 31,
	2022		2022		2021

	(In millions)
(a) Investments - measured at Fair value through Other Comprehensive Income
Equity shares (quoted)	US$	105.8	Rs.	8,029.1	Rs.	4,993.9
Equity shares (unquoted)		88.4		6,697.1		5,807.7

Total	US$	194.2	Rs.	14,726.2	Rs.	10,801.6

(b) Investments - measured at Fair value through profit or loss
Non-cumulative redeemable preference shares	US$	0.1	Rs.	4.0	Rs.	4.0
Cumulative redeemable preference shares		0.2		15.0		15.0
Equity shares (unquoted)		32.8		2,486.0		1,838.3
Convertible debentures		7.3		551.9		937.3
Others		—		—		86.8

Total	US$	40.4	Rs.	3,056.9	Rs.	2,881.4

(c) Investments - measured at amortised cost
Investment in Government Securities (quoted)	US$	71.6		5,426.1		—

	US$	71.6	Rs.	5,426.1	Rs.	—

Total (a+b+c)	US$	306.2	Rs.	23,209.2	Rs.	13,683.0

7.	Other Investments - current

	As at March 31,
	2022		2022		2021

	(In millions)
(a) Investments - measured at Fair value through profit and loss
Mutual funds	US$	758.9	Rs.	57,526.2	Rs.	29,723.4
Convertible debentures		6.8		515.0		—

Total	US$	765.7	Rs.	58,041.2	Rs.	29,723.4

(b) Investments - measured at amortized cost Quoted:
Investment in Government Securities	US$	90.5		Rs.6,856.2	Rs.	—
Unquoted:
Mutual funds		2,140.0		162,194.8		160,788.4

Total	US$	2,230.5	Rs.	169,051.0	Rs.	160,788.4

Total (a+b)	US$	2,996.2	Rs.	227,092.2	Rs.	190,511.8

8.	Other financial assets - current
Other financial assets - current consist of the following:

	As at March 31,
	2022		2022		2021

	(In millions)
Derivative financial instruments	US$	253.1	Rs.	19,184.9	Rs.	28,514.2
Loans to channel partners		16.0		1,208.9		2,023.7
Advances and other receivables recoverable in cash		347.9		26,369.8		33,807.4
Inter corporate deposits		0.6		43.0		43.0
Government grant receivables		69.0		5,227.5		5,610.2
Restricted bank deposits		62.4		4,726.0		7,464.5
Lease receivables		3.8		289.2		238.6
Others		31.5		2,394.2		—

Total	US$	784.3	Rs.	59,443.5	Rs.	77,701.6

Restricted bank deposits include Rs. 3,167.1 million and Rs. 4,912.7 million as at March 31, 2022 and 2021, respectively
, held as security in relation to interest and repayment of borrowings. Out of these deposits, Rs. 1,807.1 million and Rs. 1,744.4 million as at March 31, 2022 and 2021, respectively, are pledged till the maturity of the respective borrowings.

9.	Other financial assets - Non-current
Other financial assets - non-current consist of the following:

	As at March 31,
	2022		2022		2021

	(In millions)
Derivative financial instruments	US$	266.2	Rs.	20,175.9	Rs.	32,612.2
Loans to channel partners		93.3		7,071.8		7,063.5
Advance and other receivables recoverable in cash		87.7		6,648.2		7,611.3
Margin money with banks		48.0		3,638.4		5,346.8
Government grants receivables		161.5		12,241.0		6,656.7
Loans to employees		3.8		289.8		246.0
Restricted deposits		27.7		2,099.8		3,244.6
Others		106.4		8,063.5		7,404.6

Total	US$	794.6	Rs.	60,228.4	Rs.	70,185.7

Margin money with banks is restricted cash deposits and consists of collateral provided for transfer of finance receivables.
Restricted deposits as at March 31, 2022 and 2021, include Rs. 641.4 million and Rs. 475.5 million, respectively held as a financial deposit in relation to ongoing legal cases.

10.	Inventories

10A.	Accounting Policy
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

10B.	Inventories consist of the following:

	As at March 31,
	2022		2022		2021

	(In millions)
Raw materials, components and consumables	US$	761.6	Rs.	57,726.9	Rs.	44,113.0
Work-in-progress		738.4		55,965.4		43,734.8
Finished goods		3,150.1		238,753.7		273,017.2

Total	US$	4,650.1	Rs.	352,446.0	Rs.	360,865.0

Inventories of finished goods include Rs. 35,891.8 million and Rs. 41,716.9 million as at March 31, 2022 and 2021, respectively relating to vehicles sold subject to repurchase arrangements.
Cost of inventories (including cost of purchased products) recognized as expense during the years ended March 31, 2022, 2021 and 2020, amounted to Rs. 2,067,617.9 million, Rs. 1,823,608.8 million and Rs. 1,966,210.7 million, respectively.
During the years ended March 31, 2022, 2021 and 2020, the Company recorded inventory write-down expenses of Rs. 1,253.4 million, Rs. 1,291.9 million and Rs. 3,208.1 million, respectively.

F-2
7

11.	Other current assets
Other current assets consist of the following:

	As at March 31,
	2022		2022		2021

	(In millions)
Advances to suppliers and contractors	US$	107.6	Rs.	8,152.1	Rs.	5,175.5
Taxes recoverable, statutory deposits and dues from government		531.9		40,312.8		41,751.7
Prepaid expenses		267.7		20,292.9		12,201.3
Employee benefits		—		—		439.3
Others		91.1		6,907.9		3,420.4

Total	US$	998.3	Rs.	75,665.7	Rs.	62,988.2

12.	Other non-current assets
Other non-current assets consist of the following:

	As at March 31,
	2022		2022		2021

	(In millions)
Taxes recoverable, statutory deposits and dues from government	US$	82.0	Rs.	6,215.9	Rs.	9,083.5
Prepaid expenses		37.3		2,825.2		1,831.0
Employee benefits		569.6		43,169.4		50.9
Others		26.4		2,004.6		2,920.1

Total	US$	715.3	Rs.	54,215.1	Rs.	13,885.5

13.	Property, plant and equipment

13A.	Accounting policy
Property, plant and equipment are stated at cost of acquisition or construction less accumulated depreciation and impairment, if any.
Freehold land is measured at cost and is not depreciated.
Heritage assets, comprising antique vehicles purchased by the Company, are not depreciated as they are considered to have a residual value in excess of cost. Residual values are re-assessed on an annual basis.
Cost includes purchase price, non-recoverable taxes and duties, labor cost and direct overheads for self-constructed assets and other direct costs incurred up to the date the asset is ready for its intended use.
Interest cost incurred for constructed assets is capitalized up to the date the asset is ready for its intended use, based on borrowings incurred specifically for financing the asset or the weighted average rate of all other borrowings, if no specific borrowings have been incurred for the asset.
Depreciation is provided on a straight-line basis over estimated useful lives of the assets. Estimated useful lives of the assets are as follows:

Type of Asset	Estimated useful life
Buildings	20 to 60 years
Plant and equipment	3 to 30 years
Computers	3 to 6 years
Vehicles	3 to 11 years
Furnitures and fixtures	3 to 21 years
The depreciation period for property, plant and equipment with finite useful lives is reviewed at each year–end. Changes in expected useful lives are treated as changes in accounting estimates.
Depreciation is not recorded on capital work-in-progress until construction and installation are complete and the asset is ready for its intended use. Capital-work-in-progress includes capital advances.

F-2
8

An item of property, plant and equipment is derecognized on disposal. Any gain or loss arising from derecognition of an item of property, plant and equipment is included in profit or loss.

13B.	Property, plant and equipment consists of the following:

	Land and buildings		Plant and equipment		Vehicles		Computers		Furniture and fixtures		Heritage Assets		Capital work-in-progress		Total

	(In millions)
Cost as at April 1, 2021	Rs.	315,064.9	Rs.	1,356,630.4	Rs.	6,697.1	Rs.	27,432.1	Rs.	18,110.0	Rs.	3,536.9	Rs.	85,087.8	Rs.	1,812,559.1
Additions		6,150.5		124,013.6		549.8		2,273.3		1,215.3		50.8		82,887.8		217,141.1
Transferred to gross block		—		—		—		—		—		—		(130,754.0)		(130,754.0)
Assets held for sale		(915.5)		—		—		—		—		(191.6)		—		(1,107.1)
Write down of assets		—		—		—		—		—		—		(722.8)		(722.8)
Currency translation		(3,918.8)		(17,141.6)		(43.8)		(619.7)		(643.0)		(17.4)		155.1		(22,229.2)
Disposals/Adjustments		(433.7)		(12,303.3)		(1,692.9)		(203.4)		(745.0)		(88.7)		—		(15,467.0)

Cost as at March 31, 2022		315,947.4		1,451,199.1		5,510.3		28,882.2		17,937.3		3,290.0		36,653.9		1,859,420.1

Accumulated Depreciation as at April 1, 2021		(69,641.1)		(885,252.8)		(3,489.9)		(17,538.9)		(11,924.7)		(1,670.9)		—		(989,518.3)
Depreciation for the year		(12,862.1)		(91,543.2)		(870.3)		(2,166.9)		(1,013.3)		—		—		(108,455.8)
Assets held for sale		608.8		—		—		—		—		—		—		608.8
Reversal of impairment loss (refer note 18(c))		—		264.0		0.6		24.6		63.6				—		352.8
Write down of assets		—		—		—		—		—		(273.3)		—		(273.3)
Currency translation		1,077.5		11,583.1		32.6		345.5		151.1		—		—		13,189.8
Disposals/Adjustments		175.0		12,002.4		925.9		155.6		550.7		—		—		13,809.5

Accumulated Depreciation as at March 31, 2022		(80,641.9)		(952,946.5)		(3,401.1)		(19,180.1)		(12,172.7)		(1,944.2)		—		(1,070,286.4)

Net carrying amount as at March 31, 2022	Rs.	235,305.5	Rs.	498,252.6	Rs.	2,109.1	Rs.	9,702.1	Rs.	5,764.7	Rs.	1,345.8	Rs.	36,653.9	Rs.	789,133.7

															US$	10,411.8

	Land and buildings		Plant and equipment		Vehicles		Computers		Furniture and fixtures		Heritage Assets		Capital work-in-progress		Total

	(In millions)
Cost as at April 1, 2020	Rs.	295,033.7	Rs.	1,215,337.7	Rs.	6,146.1	Rs.	27,159.4	Rs.	17,571.2	Rs.	3,762.3	Rs.	89,046.8	Rs.	1,654,057.1
Additions		3,959.5		76,015.8		1,262.8		470.2		284.6		—		94,659.8		176,652.7
Transferred to Gross Block		—		—		—		—		—		—		(81,144.2)		(81,144.2)
Addition through business acquisitions		—		0.7		3.0		0.9		2.3		—		—		6.9
Impairment of assets- reimagine (refer note 46)		—		—		—		—		—		—		(22,978.4)		(22,978.4)
Reversal of impairment loss (refer note 18(a))		—		—		—		—		—		—		214.7		214.7
Currency translation		16,911.4		70,040.3		137.4		1,346.3		995.6		147.4		5,289.1		94,867.5
Disposals/Adjustments		(839.7)		(4,764.1)		(852.2)		(1,544.7)		(743.7)		(372.8)		—		(9,117.2)

Cost as at March 31, 2021		315,064.9		1,356,630.4		6,697.1		27,432.1		18,110.0		3,536.9		85,087.8		1,812,559.1

Accumulated Depreciation as at April 1, 2020		(54,484.5)		(752,693.4)		(2,718.1)		(16,171.0)		(10,925.7)		(1,670.9)		—		(838,663.6)
Depreciation for the year		(12,180.3)		(91,022.9)		(1,222.9)		(2,189.3)		(1,048.6)		—		—		(107,664.0)
Addition through business aquisitions		—		(0.3)		(0.4)		(0.4)		(0.3)		—		—		(1.4)
Reversal of impairment loss (refer note 18 (a))		178.6		1,473.1		4.2		8.7		2.0		—		—		1,666.6
Currency translation		(3,193.9)		(45,760.5)		(68.2)		(624.7)		(582.9)		—		—		(50,230.2)
Writeoff/impairment of assets		(395.2)		(239.1)		—		(4.5)		—		—		—		(638.8)
Disposals/Adjustments		434.2		2,990.3		515.5		1,442.3		630.8		—		—		6,013.1

Accumulated Depreciation as at March 31, 2021		(69,641.1)		(885,252.8)		(3,489.9)		(17,538.9)		(11,924.7)		(1,670.9)		—	Rs.	(989,518.3)

Net carrying amount as at March 31, 2021	Rs.	245,423.8	Rs.	471,377.6	Rs.	3,207.2	Rs.	9,893.2	Rs.	6,185.2	Rs.	1,866.0	Rs.	85,087.8	Rs.	823,040.8

14.	Leases

14A.	Accounting policy
Accounting as a lessee:
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
As a practical expedient, IFRS 16 permits a lessee not to separate non-lease components, and instead account for any lease and associated non-lease components as a single arrangement. The Company has not used this practical expedient. At inception or on reassessment of a contract that contains a lease component, the Company allocates the consideration in the contract to each lease component on the basis of their relative stand-alone prices.
The Company recognises a right-of-use asset and a lease liability at the lease commencement date. The right-of-use asset is initially measured at cost, which comprises of the initial amount of the lease liability adjusted for any lease payments made at or before the commencement date, plus any initial direct costs incurred and estimated dilapidation costs, less any lease incentives received. The right-of-use asset is subsequently depreciated using the straight-line method over the shorter of the useful life of the leased asset and the expected lease term. If ownership of the leased asset is automatically transferred at the end of the lease term or the exercise of a purchase option is reflected in the lease payments, the right-of-use asset is amortised on a straight-line basis over the expected useful life of the leased asset.
The lease liability is initially measured at the present value of the lease payments that are not paid at commencement date, discounted using the Company’s incremental borrowing rate. The lease liability is measured at amortised cost using the effective interest method. It is re measured when there is a change in future lease payments. The Company has elected not to recognise right-of-use assets and lease liabilities for short-term leases that have a lease term of
12 months
or less and leases of low value assets (lease of assets worth less than Rs.
0.3
millions) . The Company associates the lease payments associated with these leases as an expense on a straight line basis over the lease term.
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
Accounting as a lessor:
At the inception of a lease, the lease arrangement is classified as either a finance lease or an operating lease, based on contractual terms & substance of the lease arrangement. Whenever the terms of the lease transfer substantially all the risks and rewards of ownership to the lessee, the contract is classified as a finance lease. All other leases are classified as operating leases.
At inception or on modification of a contract that contains a lease component, the Group allocates the consideration in the contract to each lease component on the basis of their relative standalone prices. If an arrangement contains lease and non-lease components, then the Group applies IFRS 15 to allocate the consideration in the contract.
Amounts due from lessees under finance leases are recognised as receivables at the amount of the Company’s net investment in the leases. The Company applies the derecognition and impairment requirements in IFRS 9 to the net investment in the lease. The Group further regularly reviews estimated unguaranteed residual values used in calculating the gross investment in the lease.

Finance lease income is allocated to accounting periods so as to reflect a constant periodic rate of return on the Company’s net investment outstanding in respect of the leases.

14B.	Leases as lessee
The Company leases a number of buildings, plant and equipment, IT hardware and software assets, certain of which have a renewal and/or purchase option in the normal course of the business. Extension and termination options are included in a number of leases across the Company. The majority of extension and termination options held are exercisable only by the Company and not by the respective lessor. The Company assesses at lease commencement whether it is reasonably certain to exercise the extension or termination option. The Company re-assesses whether it is reasonably certain to exercise options if there is a significant event or significant change in circumstances within its control. It is recognised that there is potential for lease term assumptions to change in the future due to the effects of the COVID-19 pandemic, and this will continue to be monitored by the Company where relevant. The Company’s leases mature between 2022 and 2049.
When measuring lease liability, the Company discounted lease payments using its incremental borrowing rate for the year ended March 31, 2022. The weighted-average rate applied is 5.77 % p.a.
The following amounts are included in the Consolidated Balance Sheet:

	As at March 31,
	2022		2022		2021

	(In millions)
Current lease liabilities	US$	106.7	Rs.	8,095.4	Rs.	8,140.0
Non-current lease liabilities		786.7		59,624.4		54,120.6

Total lease liabilities	US$	893.4	Rs.	67,719.8	Rs.	62,260.6

The following amounts are recognised in the consolidated income statement:

	For the year ended March 31,
	2022		2022		2021

	(In millions)
Interest expense on lease liabilities	US$	71.5	Rs.	5,417.6	Rs.	4,959.8
Variable lease payment not included in the measurement of lease liabilities		0.5		35.7		0.6
Expenses related to short-term leases		15.2		1,155.8		949.1
Expenses related to low-value assets, excluding short-term leases of low-value assets		15.2		1,151.4		756.9
Income from sub-leasing of right-of-use assets	US$	0.1	Rs.	9.9	Rs.	—
Right of use assets consist of the following:

															(In millions)
	Land		Buildings		Plant, machinery and equipments		Furniture, Fixtures and Office Appliances		Vehicles		Computers & other IT assets		Other Assets		Total

Cost as at April 1, 2021	Rs.	3,060.1	Rs.	69,650.7	Rs.	14,045.9	Rs.	1,414.8	Rs.	1,753.7	Rs.	4,164.6	Rs.	398.1	Rs.	94,487.9
Additions		—		10,778.9		1,808.8		331.8		1,493.9		439.7		107.4		14,960.5
Disposals/Adjustments		—		(1,571.0)		(121.4)		—		(84.6)		(70.2)		—		(1,847.2)
Currency translation		(25.2)		(999.8)		(127.7)		(64.7)		(29.2)		(38.5)		(7.8)		(1,292.9)

Cost as at March 31, 2022		3,034.9		77,858.8		15,605.6		1,681.9		3,133.8		4,495.6		497.7		106,308.3

Accumulated amortisation as at April 1, 2021		(818.5)		(17,257.7)		(6,701.3)		(292.7)		(927.4)		(3,387.7)		(195.8)		(29,581.1)
Amortisation for the year		(397.4)		(7,087.2)		(2,476.7)		(350.8)		(217.8)		(462.1)		(168.2)		(11,160.2)
Amortisation - considered as employee cost		—		—		—		—		(208.0)		—		—		(208.0)
Reversal of impairment loss (refer note 18(c))		—		37.6		—		—		—		—		—		37.6
Disposals/Adjustments		—		864.0		1.6		—		32.5		70.2		—		968.3
Currency translation		17.8		310.4		92.8		14.9		23.2		29.8		6.6		495.5

Accumulated amortisation as at March 31, 2022		(1,198.1)		(23,132.9)		(9,083.6)		(628.6)		(1,297.5)		(3,749.8)		(357.4)		(39,447.9)

Net carrying amount as at March 31, 2022	Rs.	1,836.8	Rs.	54,725.9	Rs.	6,522.0	Rs.	1,053.3	Rs.	1,836.3	Rs.	745.8	Rs.	140.3	Rs.	66,860.4

															US$	882.2

															(In millions)
	Land		Buildings		Plant, machinery and equipments		Furniture, Fixtures and Office Appliances		Vehicles		Computers & other IT assets		Other Assets		Total

Cost as at April 1, 2020	Rs.	2,731.4	Rs.	60,031.8	Rs.	11,777.1	Rs.	1,330.1	Rs.	1,023.5	Rs.	3,361.4	Rs.	361.5		80,616.8
Additions		206.6		6,728.7		2,902.3		17.4		670.9		671.8		8.3	Rs.	11,206.0
Disposals/Adjustments		—		(1,169.8)		(1,128.2)		—		(10.8)		—		—		(2,308.8)
Currency translation		122.1		4,060.0		494.7		67.3		70.1		131.4		28.3		4,973.9

Cost as at March 31, 2021		3,060.1		69,650.7		14,045.9		1,414.8		1,753.7		4,164.6		398.1		94,487.9

Accumulated amortisation as at April 1, 2020		(353.8)		(9,961.1)		(4,081.4)		(139.8)		(340.9)		(2,579.4)		(91.9)		(17,548.3)
Amortisation for the year		(428.7)		(7,198.2)		(2,649.8)		(144.7)		(532.7)		(727.0)		(93.2)		(11,774.3)
Amortisation - considered as employee cost		—		—		—		—		(27.5)		—		—		(27.50)
Reversal of impairment loss (refer note 18 (a))		—		19.1		101.3		—		—		0.1		—		120.5
Disposals/Adjustments		—		607.7		174.2		—		5.2		—		—		787.1
Currency translation		(36.0)		(725.2)		(245.6)		(8.2)		(31.5)		(81.4)		(10.7)		(1,138.6)

Accumulated amortisation as at March 31, 2021		(818.5)		(17,257.7)		(6,701.3)		(292.7)		(927.4)		(3,387.7)		(195.8)		(29,581.1)

Net carrying amount as at March 31, 2021	Rs.	2,241.6	Rs.	52,393.0	Rs.	7,344.6	Rs.	1,122.1	Rs.	826.3	Rs.	776.8	Rs.	202.3	Rs.	64,906.8

The Company has committed towards leases of Plant, Machinery and Equipments which have not yet commenced for Rs. 220 million as on March 31, 2022 (Rs. 300.0 million as on March 31, 2021). There are no leases with residual value guarantees.

14C.	Leases as lessor:
There are certain vehicles which are being given to the customers along with operations and maintenance of the same. These are accounted as finance lease as the material risks and rewards are transferred to the lessee.
The average effective interest rate contracted approximates 3.67 % and 8.1% (2021: 8.1%) per annum.
The following amounts are included in the Consolidated Balance Sheet :

	As at March 31,
	2022		2022		2021

	(In millions)
Current lease receivables	US$	3.8	Rs.	289.2	Rs.	238.6
Non-current lease receivables		56.8		4,307.0		1,269.0

Total lease receivables	US$	60.6	Rs.	4,596.2	Rs.	1,507.6

The following amounts are recognised in the consolidated income statement :

	For the year ended March 31,
	2022		2022		2021

	(In millions)
Sales Revenue for finance leases	US$	36.8	Rs.	2,785.8	Rs.	1,377.5
Finance income on the net investment in finance leases		3.4		260.2		16.2
The table below provides details regarding the contractual maturities of finance lease receivables as at March 31, 2022 and March 31, 2021 :

	As at March 31,
	2022		2022		2021

Due in 1st Year	US$	3.8	Rs.	289.2	Rs.	238.6
Due in 2nd Year		4.3		334.9		95.1
Due in 3rd to 5th Year		15.2		1,148.6		333.6
Due beyond 5th Year		37.3		2,823.5		840.3

Total contractual cash flows	US$	60.6	Rs.	4,596.2	Rs.	1,507.6

15.	Goodwill

	As at March 31,
	2022		2022		2021

	(In millions)
Balance as on April 1,2020	US$	106.0	Rs.	8,037.2	Rs.	7,770.6
Currency translation		0.5		34.5		266.6

Balance as on March 31,2021	US$	106.5	Rs.	8,071.7	Rs.	8,037.2

The carrying amount of goodwill has been allocated to CGU as follows:

	As at March 31,
	2022		2022		2021

	(In millions)
Passenger vehicles - automotive and related activity segment (Tata and other brand vehicles)	US$	13.1	Rs.	990.9	Rs.	990.9
Software consultancy and service		93.4		7,080.8		7,046.3

Total	US$	106.5	Rs.	8,071.7	Rs.	8,037.2

The recoverable amount of the goodwill allocated to software consultancy and service cash generating unit has been determined based on value in use. Value in use has been determined based on future cash flows, after considering current economic conditions and trends, estimated future operating results, rates and anticipated future economic conditions. As at March 31, 2022, the estimated cash flows for a period of 5 years were developed using internal forecasts, and a pre-tax discount rate of 14.61%.The cash flows beyond 5 years have been extrapolated assuming 2% growth rates. The management believes that any reasonably possible change in the key assumptions would not cause the carrying amount to exceed the recoverable amount of the cash generating unit.

16 .	Intangible assets

16A.	Accounting policy
Intangible assets purchased, including those acquired in business combinations, are measured at cost which is the fair value as of the date of acquisition where applicable less accumulated amortization and impairment, if any. Intangible assets with indefinite lives are reviewed annually to determine whether an indefinite-life assessment continues to be supportable. If not, the change in the useful-life assessment from indefinite to finite is made on a prospective basis.
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
The amortization period for intangible assets with finite useful lives is reviewed at each year-end. Changes in expected useful lives are treated as changes in accounting estimates.
Capital work-in-progress includes capital advances.

F-
33

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
Derecognition of intangible assets
An item of intangible assets is derecognized on disposal or when fully amortized or no longer in use. Any gain or loss arising from derecognition of an item of intangible assets is included in income statement.

F-
3
4

16B.	Intangible assets consist of the following:

	Software		Patents and technological know how		Customer related		Intellectual property rights and other intangibles		Product development		Indefinite life trademarks and brands		Intangible Assets under development		Total

	(In millions)
Cost as at April 1, 2021	Rs.	95,999.6	Rs.	17,321.6	Rs.	6,627.8	Rs.	10,292.9	Rs.	1,011,615.9	Rs.	55,966.1	Rs.	122,684.3	Rs.	1,320,508.2
Additions		2,731.4		351.6		—		26.1		112,493.9		—		57,488.3 *		173,091.3
Capitalised product development		—		—		—		—		—		—		(114,076.0)		(114,076.0)
Write down of assets		—		—		—		—		—		—		(918.1)		(918.1)
Currency translation		(1,241.4)		(205.9)		(89.4)		(912.2)		12,538.3		—		(184.1)		9,905.3
Fully amortized not in use		(530.9)		—		—		(227.9)		(111,645.3)		—		—		(112,404.1)

Cost as at March 31, 2022		96,958.7		17,467.3		6,538.4		9,178.9		1,025,002.8		55,966.1		64,994.4		1,276,106.6

Accumulated amortization at April 1, 2021		(69,031.5)		(16,123.9)		(4,619.7)		(3,962.1)		(598,977.8)		(13,309.9)		—		(706,024.9)
Amortization for the year		(7,307.5)		(393.2)		(258.9)		(315.7)		(111,425.9)		—		—		(119,701.2)
Reversal for impairment loss (refer note 18(c))		(0.2)		—		—		—		—		—		—		(0.2)
Currency translation		986.5		200.9		68.5		227.6		(17,456.2)		—		—		(15,972.7)
Fully amortized not in use		530.9		—		—		227.9		111,645.3		—		—		112,404.1

Accumulated amortization at March 31, 2022		(74,821.8)		(16,316.2)		(4,810.1)		(3,822.3)		(616,214.6)		(13,309.9)		—		(729,294.9)

Net carrying amount as at March 31, 2022	Rs.	22,136.9	Rs.	1,151.1	Rs.	1,728.3	Rs.	5,356.6	Rs.	408,788.2	Rs.	42,656.2	R s.	64,944.4	Rs.	546,811.7

															US$	7,214.6
Cost as at April 1, 2020	Rs.	81,722.8	Rs.	16,248.8	Rs.	6,161.0	Rs.	5,578.9	Rs.	806,853.2	Rs.	55,966.1	Rs.	245,261.4	Rs.	1,217,792.2
Additions		8,448.6		7.9		—		—		53,251.7		—		78,662.6 *		140,370.8
Capitalised product development		—		—		—		—		—		—		(156,019.7)		(156,019.7)
Additions through business acquisitions		11.0		—		—		—		—		—		—		11.0
Disposal /Adjustment		(17.3)		—		—		—		—		—		—		(17.3)
Reversal for impairment loss (refer note 18(a))		—		—		—		—		—		—		364.3		364.3
Impairement of assets - Reimagine (refer note 46)		—		—		—		—		—		—		(73,082.7)		(73,082.7)
Currency translation		6,063.9		1,064.9		466.8		4,714.0		151,511.0		—		27,498.4		191,319.0
Fully amortized not in use		(229.4)		—		—		—		—		—		—		(229.4)

Cost as at March 31, 2021		95,999.6		17,321.6		6,627.8		10,292.9		1,011,615.9		55,966.1		122,684.3		1,320,508.2

Accumulated amortization at April 1, 2020		(56,702.7)		(14,815.9)		(4,054.1)		(2,488.6)		(461,876.5)		(13,309.9)		—		(553,247.7)
Amortization for the year		(8,297.4)		(246.9)		(248.0)		(268.3)		(101,139.3)		—		—		(110,199.9)
Additions through business acquisitions		(2.0)		—		—		—		—		—		—		(2.0)
Reversal for impairment loss (refer note 18(a))		—		—		—		—		1,347.4		—		—		1,347.4
Disposal /Adjustment		(2.4)		—		—		—		—		—		—		(2.4)
Currency translation		(4,256.4)		(1,061.1)		(317.6)		(1,205.2)		(37,309.4)		—		—		(44,149.7)
Fully amortized not in use		229.4		—		—		—		—		—		—		229.4

Accumulated amortization at March 31, 2021		(69,031.5)		(16,123.9)		(4,619.7)		(3,962.1)		(598,977.8)		(13,309.9)		—		(706,024.9)

Net carrying amount as at March 31, 2021	Rs.	26,968.1	Rs.	1,197.7	Rs.	2,008.1	Rs.	6,330.8	Rs.	412,638.1	Rs.	42,656.2	Rs.	122,684.3	Rs.	614,483.3

*	Additions include allocation of central overheads amounting to Rs. 5,294.1 million and Rs 8,061.2 million for the year ended March 31, 2022 and 2021, respectively.

1.
The useful life of trademarks and brands in respect of the acquired Jaguar Land Rover businesses have been determined to be indefinite as the Company expects to generate future economic benefits indefinitely from these assets.

2.
During the year ended March 31, 2014, legislation was enacted that allows United Kingdom (UK) companies to elect for the Research and Development Expenditure Credit (RDEC) on qualifying expenditures incurred since April 1, 2013, instead of the existing super-deduction rules. As a result of this election by the Company’s subsidiary in the UK,
Rs. 3,970.6 million
, Rs. 4,463.9 million and Rs. 4,236.1 million of the RDEC, for the years ended March 31, 2022, 2021 and 2020 respectively, the proportion relating to capitalized product development expenditure, have been off set against these assets. The remaining
Rs. 3,461.5 million
, Rs. 3,978.7 million and Rs. 4,957.1 million for the years ended March 31, 2022, 2021 and 2020 respectively, have been recognized as miscellaneous income, a component of other income/(loss) (net).

F-
35

17 .	Impairment assessment of Jaguar Land Rover Business
The operations of its subsidiary Jaguar Land Rover (JLR), excluding equity accounted investments, represents a single cash-generating unit (“CGU”). This is because of the closely connected nature of the cash flows and the degree of integrated development and manufacturing activities. In response to the annual requirement of accounting standards, management performed an impairment assessment of its JLR cash generating unit (CGU) as at March 31, 2022. For the year ended March 31, 2022 assessment, the recoverable value was determined using the value in use (“VIU”) approach.
In forecasting the future cash flows for its VIU assessment, management has considered it appropriate to undertake the impairment assessment with reference to the latest business plan that was in effect as at the reporting date. The business plan includes a five-year cash flow forecast and contains growth rates that are primarily a function of the JLR’s Cycle Plan assumptions, historic performance and management’s expectation of future market developments through to 2026/27. Further, management have given due consideration to recent performance and variable profit optimization efforts and have further adjusted some of the assumptions in the business plan and prepared various scenarios as part of its VIU assessment. The risks considered in the adjusted cashflows include supply chain risks, disruption on JLR business from COVID-19 as JLR continues to see localised lockdown actions imposed by governments around the world and execution risks associated with JLR new Reimagine strategy due to its significance to JLR business plan in the coming years. The VIU as determined based on these risk adjusted cashflows reflects sufficient headroom. Further, management has applied additional adjustments as part of subsequent events updates, further adjusting the VIU to reflect uncertainty related to supply challenges as a result of global chip shortages and economical and geopolitical factors increasing inflationary pressures.
Considering the recoverable amount as finally determined, no impairment was identified as the CGU recoverable amount exceeded its carrying amount by Rs.59,654.0 million (Rs.272,066.9 million in the year ended March 31, 2021). The reduction in the headroom has been driven by the headwinds discussed in further detail below. The impairment loss recorded in the earlier years was not reversed because the underlying reasons for the headroom (including the unwind of the discount rate and the impact of depreciation and amortisation of impaired assets) do not support this.

JLR used a long term growth rate of 1.7% (1.9% in the years ended in March
 31,
2021 and

2020) to extrapolate cash flow projections beyond the period covered by the business plan and a pre-tax discount rate of 13.4% (13.6% in the year ended in March
 31,
2021 and 12.5% in the year ended in March
 31,
2020).
The approach and key assumptions used to determine the CGU VIU were as follows:

•
Volumes and variable profit
– Due to the importance of product mix to the business’ cash flow the management considers volume and variable profit to be a key assumption.
The volumes and variable profit included in

the
business plan is largely driven from the updated
portfolio as
a result of the Reimagine strategy announced in the previous year, which especially results in a change in product portfolio in the outer years of the business plan.

•
Terminal value capital expenditure
– the 5-year cash flows timing and amount are based on the latest Cycle Plan. The terminal value has been derived based the management’s best estimate of a maintenance level of capital expenditure which has been derived from depreciation and amortisation expectations and funding requirements in responses to longer-term industry trends which are anticipated in the VIU calculation.

•
Discount rate –
 is regarded as a key assumption as the rate which drives the discounted cashflows used to determine the VIU of the CGU. The discount rate has been assessed based on the Capital Asset Pricing Model and a market participant after tax cost of debt. These inputs are based on a typical build up approach.

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

F-
36

The value of key assumptions used to calculate the recoverable amount are as follows:

	As at March 31,
	2022	2021	2020
Pre-tax discount rate	13.4%	13.6%	12.5%
Terminal value variable profit (%GVR)	24.8%	21.4%	19.7%
Terminal value capital expenditures (%GVR)	10.0%	8.9%	9.1%
The table below shows the amount by which the value assigned to the key assumptions must change for the recoverable amount of the CGU to be equal to its carrying amount:

	As at March 31,
	2022		2021
	Revised Assumption	% Change	Revised Assumption	% Change

Pre-tax discount rate	14.6%	8.4%	n/a	n/a
Terminal value variable profit (%GVR)	24.4%	-1.7%	20.1%	-6.3%
Terminal value capital expenditures (%GVR)	10.3%	3.5%	10.2%	15.1%

18.	Impairment losses/(reversal) for Passenger Vehicle segment and other provisions

(a)	Impairment of Passenger Vehicle segment
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

F-
37

The approach and key (unobservable) assumptions used to determine the CGU’s FVLCD were as follows:
The carrying value of the CGU was Rs.49,109.9 million as at March 31, 2021, compared with the recoverable value of Rs. 146,186.0 million, determined by
FVLCD
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

FVLCD
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
As at March 31, 2021, the Company has reassessed the onerous provision created and based on revised volume projection a reversal of provision aggregating Rs.7,770.0 million has been accounted. During the year the Company has also made provision for estimated supplier claims of Rs. 1,140.0 million, which are under negotations with the supplier.

(c)	Impairment of assets in subsidiaries

(i)
During the year ended March 31, 2020, the Company assessed the recoverable value for assets belonging to its subsidiaries engaged in designing services, namely Tata Motors European Technical Centre PLC (TMETC) and Trilix Srl (Trilix), due to change in market conditions and reduced demand forecasts.

For TMETC, the recoverable value of Rs.465.5 million was determined by its value in use of the relevant assets, which was lower than the carrying value of the CGU of Rs.3,440.4 millions and thus resulted in an impairment charge of Rs.2,974.9 million recognized for the year ended March 31, 2020. For Trilix, the Company recognized an impairment charge of Rs.
557.1
million for the year ended March 31, 2020, which includes Rs.83.1 million for goodwill and Rs.461.7 million for current tax assets.

(ii)
As part of slump sale (passenger vehicle undertaking), the investments in both these subsidiaries have been transferred to Tata Motors Passenger Vehicle Limited, a wholly owned subsidiary of the Company, w.e.f. January 1, 2022. These subsidiaries have been transferred to Tata Passenger Electric Mobility Ltd., a wholly owned subsidiary of the Company. Considering the business plans for these subsidiaries, the Company reassessed the recoverable value of assets belonging to its subsidiaries TMETC and Trilix and accordingly provision for impairment towards the assets is reversed amounting to Rs.381.8 million and Rs.480.8 million, respectively.

F-
38

19.	Investments in equity accounted investees:

(a)	Associates:
The Company has no material associates as at March 31, 2022. The aggregate summarized financial information in respect of the Company’s immaterial associates that are accounted for using the equity method is set forth below.

	As at March 31,
	2022		2022		2021

	(In millions)
Carrying amount of the Company’s interest in associates	US$	153.0	Rs.	11,598.1	Rs.	10,230.7

	Year ended March 31,
	2022		2022		2021		2020

	(In millions)
Company’s share of profit/(loss) in associates *	US$	17.3	Rs.	1,314.0	Rs.	(164.1)	Rs.	163.2
Company’s share of other comprehensive income in associates		0.7		51.4		48.9		(33.7)
Company’s share of total comprehensive income in associates	US$	18.0	Rs.	1,365.4	Rs.	(115.2)	Rs.	129.5

(i)
Fair value of investment in an equity accounted associate for which published price quotation is available, which is a level 1 input, was Rs. 2,830.7 million and Rs. 1,241.0 million as at March 31, 2022 and 2021, respectively. The carrying amount as at March 31, 2022 and 2021, was Rs. 1,407.2 million and Rs. 1,382.5 million, respectively.

(b)	Joint ventures:

(i)	Details of the Company’s material joint venture as at March 31, 2022 are as follows:

	Principal activity	Principal place of the business	% holding as at March 31,
Name of joint venture			2022	2021
Chery Jaguar Land Rover Automotive Co. Limited (Chery)	Manufacture and assembly of vehicles	China	50%	50%
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
The following tables sets out the summarised financial information of Chery after adjusting for material differences in accounting policies:

	As at March 31,
	2022		2022		2021

	(In millions)
Current assets	US$	825.1	Rs.	62,539.3	Rs.	57,187.6
Non-current assets		1,892.4		143,432.4		145,811.8
Current liabilities		(1,810.5)		(137,225.3)		(137,502.0)
Non-current liabilities		(55.6)		(4,216.6)		(1,157.3)
The above amounts of assets and liabilities include the following:
Cash and cash equivalents		512.9		38,874.2		32,497.0
Current financial liabilities (excluding trade and other payables and provisions)		(586.0)		(44,411.1)		(50,495.7)
Other consolidation adjustments		(6.2)		(468.2)		(493.3)
Non-current financial liabilities (excluding trade and other payables and provisions)		(50.7)		(3,845.0)		(391.8)
Share of net assets of material joint venture		425.7		32,264.9		32,170.1
Carrying amount of the Company’s interest in joint venture	US$	419.5	Rs.	31,796.7	Rs.	31,676.8

F-
39

	Year ended March 31,
	2022		2022		2021		2020

	(In millions)
Revenue	US$	2,241.4	Rs.	169,884.5	Rs.	180,580.0	Rs.	116,090.2
Net income/(loss)		(48.8)		(3,695.9)		(8,220.9)		(20,054.0)
Total comprehensive income for the year		(48.8)		(3,695.9)		(8,220.9)		(20,054.0)
The above net income includes the following:
Depreciation and amortization		243.1		18,423.7		19,898.1		18,047.3
Interest income		(6.7)		(508.9)		(720.8)		(1,223.7)
Interest expense (net)		22.8		1,730.4		2,030.8		2,223.4
Income tax credit/(expenses)	US$	26.9	Rs.	2,035.8	Rs.	3,060.7	Rs.	5,053.6
Reconciliation of above summarized financial information to the carrying amount of the interest in the joint venture recognized in the consolidated financial statements:

	As at March 31,
	2022		2022		2021

	(In millions)
Net assets of the joint venture	US$	851.4	Rs.	64,529.8	Rs.	64,340.1
Proportion of the Company’s interest in joint venture		425.7		32,264.9		32,170.1
Other consolidation adjustments		(6.2)		(468.2)		(493.3)

Carrying amount of the Company’s interest in joint venture	US$	419.5	Rs.	31,796.7	Rs.	31,676.8

(ii)	The aggregate summarized financial information in respect of the Company’s immaterial joint ventures that are accounted for using the equity method is set forth below.

	Year ended March 31,
	2022		2022		2021		2020

	(In millions)
Carrying amount of the Company’s interest in immaterial joint ventures	US$	1.3	Rs.	99.1	Rs.	100.4	Rs.	—

	Year ended March 31,
	2022		2022		2021		2020

	(In millions)
Company’s share of profit/(loss) in immaterial joint ventures*	US$	—	Rs.	—	Rs.	—	Rs.	—
Company’s share of other comprehensive income in immaterial joint ventures		—		(1.3)		1.5		—
Company’s share of total comprehensive income in immaterial joint ventures	US$	—	Rs.	(1.3)	Rs.	1.5	Rs.	—

(c)	Summary of carrying amount of the Company’s interest in equity accounted investees:

	As at March 31,
	2022		2022		2021

	(In millions)
Carrying amount in immaterial associates	US$	153.0	Rs.	11,598.1	Rs.	10,230.7
Carrying amount in material joint venture		419.6		31,796.7		31,676.8
Carrying amount in immaterial joint venture		1.3		99.1		100.4

	US$	573.9	Rs.	43,493.9	Rs.	42,007.9

F-
40

(d)	Summary of Company’s share of profit/(loss) in equity accounted investees:

	Year ended March 31,
	2022		2022		2021		2020

	(In millions)
Share of profit/(loss) in immaterial associates	US$	17.3	Rs.	1,314.0	Rs.	(164.1)	Rs.	163.2
Share of profit/(loss) in material joint venture		(24.4)		(1,848.0)		(4,110.5)		(10,027.0)
Share of profit/(loss) on other adjustments in material joint venture		(2.7)		(206.6)		485.0		(136.2)

	US$	(9.8)	Rs.	(740.6)	Rs.	(3,789.6)	Rs.	(10,000.0)

(e)	Summary of Company’s share of other comprehensive income in equity accounted investees:

	Year ended March 31,
	2022		2022		2021		2020

	(In millions)
Share of other comprehensive income in immaterial associates	US$	0.6	Rs.	47.7	Rs.	30.2	Rs.	(24.8)
Currency translation - immaterial associates		—		3.7		18.7		(8.9)
Currency translation - material joint venture		28.8		2,176.5		1,479.9		1,035.0
Currency translation - immaterial joint ventures		—		(1.3)		1.5		—

	US$	29.4	Rs.	2,226.6	Rs.	1,530.3	Rs.	1,001.3

*
Company’s share of profit/(loss) of the equity accounted investees has been determined after giving effect for the subsequent amortization/depreciation and other adjustments arising on account of fair value adjustments made to the identifiable net assets of the equity accounted investee as at the date of acquisition and other adjustment arising under the equity method of accounting.

20.	Income taxes

20A.	Accounting policy
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

20B.	Income taxes
The domestic and foreign components of net income before income tax:

	Year ended March 31,
	2022		2022		2021		2020

	(In millions)
Net income/(loss) before income taxes
India	US$	(348.1)	Rs.	(26,380.2)	Rs.	(28,703.4)	Rs.	(57,230.3)
Other than India		(578.1)		(43,787.1)		(88,023.9)		(52,109.3)

Total	US$	(926.2)	Rs.	(70,167.3)	Rs.	(116,727.3)	Rs.	(109,339.6)

The domestic and foreign components of income tax expense:

	Year ended March 31,
	2022		2022		2021		2020

	(In millions)
Current taxes
India	US$	44.8	Rs.	3,397.3		1,363.6	Rs.	1,900.7
Other than India		307.4		23,302.5		15,738.2		17,029.9
Deferred taxes
India		(1.6)		(124.3)		146.5		(1,363.0)
Other than India		206.2		15,629.4		8,162.4		(13,923.1)

Total income tax expense/(credit)	US$	556.8	Rs.	42,204.9	Rs.	25,410.7	Rs.	3,644.5

The reconciliation of income tax expense calculated as per tax rates applicable to individual entities with income tax expense/(credit) reported in the income statement is as
follows:

	Year ended March 31,
	2022		2022		2021		2020

	(In millions)
Income/(loss) before income taxes	US$	(926.2)	Rs.	(70,167.3)	Rs.	(116,727.3)	Rs.	(109,339.6)
Income tax expense at tax rates applicable to individual entities		(125.5)		(9,514.7)		(22,615.8)		(26,033.5)
Additional deduction for patent, research and product development cost		(0.2)		(13.4)		16.6		(2,816.2)
Items (net) not deductible for tax /not liable to tax :
- foreign Currency (gain)/loss relating to loans and deposits (net), foreign Currency (gain)/loss arising on account of Integral foreign operations		(0.5)		(38.3)		49.5		474.5
- interest and other expenses relating to borrowings for investment		8.4		638.6		315.7		558.0
- Dividend from investments (other than subsidiaries, joint operations, equity accounted investees)		—		—		—		(69.2)
- Write-down of assets not qualifying for tax relief		—		—		4,295.6		—
- Others		21.2		1,607.6		634.7		1,505.0
Undistributed earnings of subsidiaries, joint operations and equity accounted investees		53.7		4,072.5		3,109.3		(855.6)
Deferred tax assets not recognized because realization is not probable		465.5		35,281.9		39,658.8		28,517.0
Utilization/credit of unrecognized tax losses, unabsorbed depreciation and other tax benefits		(95.7)		(7,253.4)		(3,471.6)		(3,240.2)
Previously recognised deferred tax assets written down		(0.8)		(63.4)		(1.0)		492.7
Profit on sale of investments in subsidiaries and Others		—		—		15.2		—
Tax on share of (profit)/loss of equity accounted investees (net)		(0.9)		(70.1)		744.9		1,913.5
Impact of change in statutory tax rates (refer note below)		0.3		20.4		929.6		3,973.5
Others		62.0		4,708.0		1,729.2		(775.0)
Profit on sale of passenger vehicle undertaking (Common control transaction)		169.3		12,829.2		—		—

Income tax expense/(credit) reported in consolidated income statement	US$	556.8	Rs.	42,204.9	Rs.	25,410.7	Rs.	3,644.5

F-
42

Note:

1
The UK Finance Act 2016 was enacted during the year ended March 31, 2017, which included provisions for a reduction in the UK corporation tax rate to 17% with effect from April 1, 2020. Subsequently a change to the main UK corporation tax rate, announced in 2020, was substantively enacted as at March 31, 2020. The rate applicable from April 1, 2020 now remains at 19% rather than previously enacted reduction to 17%. A further change to the main UK corporation tax rate from 19 to 25 percent with effect from April 1, 2023 was announced in the Budget on March
 3,
2021, and was substantively enacted on May 24, 2021.

Accordingly, JLR UK deferred tax has been provided at a rate of 25% on assets (2021: 19%, 2020: 19%) and 25% on liabilities (2021: 19%,2020: 19%), recognising the applicable tax rate at the point when the timing difference is expected to reverse.

2
Tata Motors Limited (TML) has presently, decided not to opt for the New Tax Regime inserted as per section 115BAA of the Income-tax Act, 1961 and enacted by the Taxation Laws (Amendment) Ordinance, 2019 (“the Ordinance”) which is applicable from Financial Year beginning April 1, 2019. TML has accordingly applied the existing tax rates in the financial statements for the year ended March 31, 2022.

Significant components of deferred tax assets and liabilities for the year ended March 31, 2022 are as follows:

	Opening balance		Recognized in profit or loss		Recognized in/reclassified from other comprehensive income				Movement due to common control business combination **		Closing balance
					Translation		Other than translation
	(In millions)
Deferred tax assets:
Unabsorbed depreciation	Rs.	20,906.9	Rs.	(1,543.1)	Rs.		Rs.	—	Rs.	(774.0)	Rs.	18,589.8
Business loss carry forwards		18,642.3		(4,817.7)		160.4		—		(17,291.3)		(3,306.3)
Expenses deductible in future years:												—
Provisions, allowances for doubtful receivables and others		34,812.9		(3,565.3)		932.1		0.8		(723.3)		31,457.2
Compensated absences and retirement benefits		9,645.5		(9,207.0)		3,315.5		(12,042.0)		—		(8,288.0)
Minimum alternate tax carry-forward		0.5		508.1		—		—		—		508.6
Property, plant and equipment		77,331.0		33,285.7		(2,347.8)		—		—		108,268.9
Derivative financial instruments		(1,162.3)		(3,077.7)		(5,902.0)		23,624.2		—		13,482.2
Unrealized profit on inventory		10,748.9		(3,082.0)		(21.8)		—		—		7,645.1
Others		7,268.4		(5,396.3)		119.7		53.2		(12.5)		2,032.5

Total deferred tax assets	Rs.	178,194.1	Rs.	3,104.7	Rs.	(3,743.9)	Rs.	11,636.2	Rs.	(18,801.1)	Rs.	170,390.0

Deferred tax liabilities:
Property, plant and equipment		15,607.5		580.7		1.2		—		(5,175.2)		11,014.2
Intangible assets		112,705.2		16,317.2		(1,960.9)		—		(13,625.9)		113,435.6
Undistributed earnings in subsidiaries, joint operations and equity accounted investees		17,643.0		520.0 *		(121.3)		—		—		18,041.7
Fair valuation of retained interest in a subsidiary subsequent to disposal of controlling equity interest		169.5		—		—		—		—		169.5
Others		2,424.3		1,191.9		(2.7)		991.2				4,604.7

Total deferred tax liabilities	Rs.	148,549.5	Rs.	18,609.8	Rs.	(2,083.7)	Rs.	991.2	Rs.	(18,801.1)	Rs.	147,265.7

Net assets/(liabilities)	Rs.	29,644.6	Rs.	(15,505.1)	Rs.	(1,660.2)	Rs.	10,645.0	Rs.	—	Rs.	23,124.3

	US$	391.8	US$	(205.2)	US$	(21.9)	US$	140.4	US$	—	US$	305.1

Deferred tax assets											Rs.	38,708.7
Deferred tax liabilities											Rs.	(15,584.4)
Deferred tax assets											US$	510.7
Deferred tax liabilities											US$	(205.6)

*	Net of Rs. 3,552.5 million reversed on dividend distribution by subsidiaries.
**	Tata Motors Limited has transferred its Passenger Vehicle Business into a subsidiary. This has resulted in movement of balances at Parent Company .

F-
43

As at March 31, 2022, unrecognized deferred tax assets amount to Rs 149,674.1 million and Rs 91,236.6 million, which can be carried forward indefinitely and up to a specified period, respectively. These relate primarily to depeciation carry forwards, other deductible temporary differences and business losses. The deferred tax asset has not been recognized on the basis that its recovery is not probable in the foreseeable future.
Unrecognized deferred tax assets expire unutilized based on the year of origination as follows:

March 31,	In millions
2023	US$	114.2	Rs.	8,652.8
2024		99.0		7,501.6
2025		321.4		24,361.6
2026		88.1		6,674.1
2027		123.2		9,337.8
Thereafter	US$	457.9	Rs.	34,708.7
The Company has not recognized deferred tax liability on undistributed profits of certain subsidiaries amounting to Rs. 287,357.3 million and Rs. 308,213.9 million as at March 31, 2022 and 2021, respectively, because it is able to control the timing of the reversal of temporary differences associated with such undistributed profits and it is probable that such differences will not reverse in the foreseeable future.
Significant components of deferred tax assets and liabilities for the year ended March 31, 2021 are as follows:

	Opening balance		Recognized in profit or loss		Recognized in/reclassified from other comprehensive income				Closing balance
					Translation		Other than translation
	(In millions)
Deferred tax assets:
Unabsorbed depreciation	Rs.	21,867.5	Rs.	(944.5)	Rs.	(16.0)	Rs.	(0.1)	Rs.	20,906.9
Business loss carry forwards		30,926.7		(12,606.6)		322.2		—		18,642.3
Expenses deductible in future years:										—
Provisions, allowances for doubtful receivables and others		44,213.1		(9,714.9)		314.5		0.2		34,812.9
Compensated absences and retirement benefits		(4,177.3)		(143.5)		(1,105.2)		15,071.5		9,645.5
Minimum alternate tax carry-forward		671.5		(671.0)		—		—		0.5
Property, plant and equipment		59,417.5		12,223.9		5,689.6		—		77,331.0
Derivative financial instruments		7,756.6		1,779.4		1,057.0		(11,755.3)		(1,162.3)
Unrealized profit on inventory		12,167.2		(2,171.8)		753.5		—		10,748.9
Others		15,337.1		(8,369.6)		316.8		(15.9)		7,268.4

Total deferred tax assets	Rs.	188,179.9	Rs.	(20,618.6)	Rs.	7,332.4	Rs.	3,300.4	Rs.	178,194.1

Deferred tax liabilities:
Property, plant and equipment		Rs.12,967.2		Rs.2,640.9		(0.60)		—		15,607.5
Intangible assets		121,935.8		(15,651.6)		6,421		—		112,705.2
Undistributed earnings in subsidiaries, joint operations and equity accounted investees		15,881.7		952.7 *		808.6		—		17,643.0
Fair valuation of retained interest in a subsidiary subsequent to disposal of controlling equity interest		169.5		—		—		—		169.5
Others		2,065.8		(251.7)		(6.9)		617.1		2,424.3

Total deferred tax liabilities	Rs.	153,020.0	Rs.	(12,309.7)	Rs.	7,222.1		617.1	Rs.	148,549.5

Net assets/(liabilities)	Rs.	35,159.9	Rs.	(8,308.9)	Rs.	110.3	Rs.	2,683.3	Rs.	29,644.6

Deferred tax assets									Rs.	45,203.5
Deferred tax liabilities									Rs.	(15,558.9)

*	Net of Rs. 2,156.6 million reversed on dividend distribution by subsidiaries.

F-
44

Significant components of deferred tax assets and liabilities for the year ended March 31, 2020 are as follows:

	Opening balance		Adjustment on initial application of IFRS 1 6		Adjusted Opening Balance		Recognized in profit or loss		Recognized in/reclassified from other comprehensive income				MAT Credit Utilized		Closing balance
									Translation		Other than translation
	(In millions)
Other than translation
Deferred tax assets:						—
Unabsorbed depreciation	Rs.	21,942.5	Rs.	—	Rs.	21,942.5	Rs.	(76.6)	Rs.	1.60	Rs.	—	Rs.	—	Rs.	21,867.5
Business loss carry forwards		22,842.1		—		22,842.1		7,779.8		304.8		—		—		30,926.7
Expenses deductible in future years:
Provisions, allowances for doubtful receivables and others		34,172.9		—		34,172.9		8,912.1		1,125.8		2.3		—		44,213.1
Compensated absences and retirement benefits		12,462.9		—		12,462.9		(2,807.1)		128.2		-13961.3		—		(4,177.3)
Minimum alternate tax carry-forward		1,066.2		—		1,066.2		(356.9)		—		—		(37.8)		671.5
Property, plant and equipment		49,293.6		292.30		49,585.9		8,131.4		1,700.0		—		—		59,417.5
Derivative financial instruments		12,253.1		—		12,253.1		(1,311.7)		387.2		(3,572.0)		—		7,756.6
Unrealized profit on inventory		11,418.7		—		11,418.7		498.6		372.9		(123.0)		—		12,167.2
Others		12,588.7		—		12,588.7		2,349.7		393.1		5.4		—		15,337.1

Total deferred tax assets	Rs.	178,040.7	Rs.	292.3	Rs.	178,333.0	Rs.	23,119.3	Rs.	4,413.6		(17,648.6)	Rs.	(37.8)	Rs.	188,179.9

Deferred tax liabilities:
Property, plant and equipment		15,717.8		—		15,717.8		(2,740.9)		(5.9)		(3.8)		—		12,967.2
Intangible assets		107,509.5		—		107,509.5		11,557.4		2,868.9		—		—		121,935.8
Undistributed earnings in subsidiaries, joint operations and equity accounted investees		16,892.2		—		16,892.2		(1,317.6)*		307.1		—		—		15,881.7
Fair valuation of retained interest in a subsidiary subsequent to disposal of controlling equity interest		169.5		—		169.5		—		—		—		—		169.5
Others		1,151.0		—		1,151.0		334.3		2.3		577.8		—		2,065.8

Total deferred tax liabilities	Rs.	141,440.0	Rs.	—	Rs.	141,440.0	Rs.	7,833.2	Rs.	3,172.4	Rs.	574.0	Rs.	—	Rs.	153,020.0

Net assets/(liabilities)	Rs.	36,600.7	Rs.	292.3	Rs.	36,893.0	Rs.	15,286.1	Rs.	1,241.2	Rs.	(18,222.6)	Rs.	(37.8)	Rs.	35,159.9
Deferred tax assets															Rs.	54,578.6
Deferred tax liabilities															Rs.	(19,418.7)

*	Net of Rs. 462.1 million reversed on dividend distribution by subsidiaries.

F-
45

21.	Short-term borrowings and current portion of long-term debt
Short-term borrowings and current portion of long-term debt consist of the following:

	As at March 31,
	2022		2022		2021

	(In millions)
Commercial paper	US$	772.8	Rs.	58,571.8	Rs.	82,499.1
Loans from banks/financial institutions		1,488.3		112,802.0		133,178.8
Inter-corporate deposits		31.8		2,410.0		950.0
Current portion of long-term debt (refer note 22)		3,237.7		245,394.9		211,289.5

Total	US$	5,530.6	Rs.	419,178.7	Rs.	427,917.4

22.	Long-term debt
Long-term debt consists of the following:

	As at March 31,
	2022		2022		2021

	(In millions)
Non-convertible debentures	US$	1,730.1	Rs.	131,126.3	Rs.	124,196.6
Perpetual debentures		226.7		17,182.0		13,201.5
Collateralized debt obligations		156.0		11,825.4		29,736.5
Buyers credit from banks at floating interest rate		535.5		40,583.7		33,750.0
Loan from banks/financial institutions		5,805.1		439,985.5		407,020.4
Senior notes		7,602.6		576,219.0		528,582.4
Others		78.6		5,956.5		5,821.8

Total		16,134.6		1,222,878.4		1,142,309.2
Less: current portion (refer note 21)		3,237.7		245,394.9		211,289.5

Long-term debt	US$	12,896.9	Rs.	977,483.5	Rs.	931,019.7

As at March 31, 2022, Short-term and long-term debt includes secured borrowings of Rs. 48,012.5 million (Rs 62,985.7 million as at March 31, 2021) and Rs. 151,366.9 million (Rs.193,513 million as at March 31,2021) respectively.
Following assets are pledged as collateral/security against the borrowings:

	As at March 31,
	2022		2022		2021

	(In millions)
Other current assets (i.e. Inventory and Trade receivables)	US$	106.6	Rs.	8,078.8	Rs.	31,850.6
Finance receivables		3,362.8		254,877.3		305,745.0
Other financial assets		—		—		1,000.0
Property,plant and equipment		769.0		58,287.8		63,405.7

Total	US$	4,238.4	Rs.	321,243.9	Rs.	402,001.3

Collateralized debt obligations
These represent amount received against finance receivables securitized/assigned, which do not qualify for derecognition
Non-convertible debentures
The interest rate on non-convertible debentures range from 6.60% to 11.50% p.a. and maturity ranging from May 2022 to May 2029.

F-
46

Perpetual debentures
Perpetual debenture amounting to Rs. 17,182.0 million included within long-term borrowing in note 22 bear interest rate ranging from 7.30% to 8.75% having simultaneous call/put option after 4/5th year from the date of issuance.
Buyers credit
The buyers line of credit from banks is repayable within seven years from drawdown dates.
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
Long term loans from banks / financial institutions maturity is ranging from April 2022 to May 2027. Interest rate is based on marginal cost of funds lending rate (MCLR) for loans amounting to Rs. 126,839.36 million. Interest rate is based on LIBOR for loans amounting to Rs. 184,367.8 million.
Commercial Paper
Commercial paper are unsecured short term papers issued at discount bearing no coupon interest. The yield on commercial paper issued by the Company ranges from 4.15 % to 7.33%.
Senior notes (Euro MTF listed debt)
The senior notes of Jaguar Land Rover Automotive Plc (JLR) are listed on the Euro MTF market, which is a listed market regulated by the Luxembourg Stock Exchange. Details of the tranches of the senior notes outstanding at March 31, 2022 are as follows:

Issued on	Currency	Initial Principal amounts (in millions)	Outstanding Principal amounts (in millions)	Outstanding (In millions) As at March 31,					Interest rate	Redeemable on
				2022			2021

July 2021	EUR	500	500	Rs.	37,567.2		Rs.	—	5.500%	July 2029
July 2021	EUR	500	500		41,894.3			—	4.500%	July 2028
January 2013	USD	500	500		37,769.2	*		36,455.8	5.625%	February 2023
February 2015	GBP	400	400		39,715.3	*		40,193.8	3.875%	March 2023
January 2014	GBP	400	400		—			40,225.2	5.000%	February 2022
January 2017	EUR	650	650		54,727.3			55,629.0	2.200%	January 2024
October 2017	USD	500	500		37,617.3			38,755.6	4.500%	March 2027
October 2018	EUR	500	500		35,370.2			40,214.5	4.500%	January 2026
November 2019	EUR	500	500		41,981.2			42,657.1	5.875%	November 2024
November 2019	EUR	500	500		42,561.9			43,391.0	6.875%	November 2026
October 2020	USD	700	700		52,552.8			50,729.9	7.750%	October 2025
December 2020	USD	650	650		48,745.8			47,082.4	5.875%	January 2028

Total				Rs.	470,502.5		Rs.	435,334.3

*	Classified as other current liabilities being maturity before March 31, 2023.
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

F-
47

Details of the tranches of the senior notes outstanding at March 31, 2022 are as follows:

Issued on	Currency	Initial Principal amounts (in millions)	Outstanding Principal amounts (in millions)	Outstanding (In millions)				Interest rate	Redeemable on
				As at March 31,
				2022		2021

October 2014	USD	250	250	Rs.	18,768.6	Rs.	18,160.7	5.750%	October 2024
May 2014	USD	300	300		—		21,934.8	5.750%	May 2021
June 2021	USD	425	425		31,994.6		—	4.350%	June 2026
November 2019	USD	300	300		22,739.3		21,811.1	5.875%	May 2025
July 2020	GBP	98	98		9,601.9		9,581.9	4.000%	July 2023
October 2020	USD	300	300		22,612.5		21,759.6	5.500%	June 2024

Total				Rs.	105,716.9	Rs.	93,248.1

Reconciliation of movements of liabilities to cash flows arising from financing activities:

	Short-term borrowings		Long-term borrowings		Total

Balance at April 1, 2020	Rs.	354,949.0		833,048.1	Rs.	1,187,997.1
Proceeds from issuance of debt		208,071.5		296,423.6		504,495.1
Repayment of debt		(156,232.0)		(186,296.1)		(342,528.1)
Reclassification of debt		19,965.8		(19,965.8)		—
Foreign exchange		2,653.2		5,062.3		7,715.5
Amortisation / EIR adjustment of prepaid borrowing costs (net)		(1,490.1)		2,747.6		1,257.5

Balance at March 31, 2021	Rs.	427,917.4		931,019.7		1,358,937.1

Proceeds from issuance of debt		168,967.8		315,212.0		484,179.8
Repayment of debt		(214,360.4)		(233,558.0)		(447,918.4)
Reclassification of debt		34,104.4		(34,104.4)		—
Foreign exchange		(822.4)		(5,077.1)		(5,899.5)
Amortisation / EIR adjustment of prepaid borrowing costs (net)		3,371.9		3,991.3		7,363.2

Balance at March 31, 2022	Rs.	419,178.7	Rs.	977,483.5	Rs.	1,396,662.2

	US$	5,530.6	US$	12,896.8	US$	18,427.4

23.	Other financial liabilities – current
Other current financial liabilities consist of the following:

	As at March 31,
	2022		2022		2021

	(In millions)
Liability towards vehicles sold under repurchase arrangements	US$	350.7	Rs.	26,581.4	Rs.	36,228.8
Interest accrued but not due		230.5		17,468.0		16,032.3
Lease liabilities (Refer note 14)		106.7		8,095.4		8,140.0
Derivative financial instruments		586.3		44,434.2		24,201.8
Others		78.8		5,970.4		2,855.0

Total	US$	1,353.0	Rs.	102,549.4	Rs.	87,457.9

24.	Other financial liabilities – non-current
Other financial liabilities non-current consist of the following:

	As at March 31,
	2022		2022		2021

	(In millions)
Lease liabilities (Refer note 14)	US$	786.7	Rs.	59,624.4	Rs.	54,120.6
Derivative financial instruments		450.6		34,155.4		20,594.3
Liability towards employee separation scheme		14.4		1,095.0		1,326.7
Compulsorily convertible preference shares - liability portion (refer note 48)		164.9		12,500.0		—
Retention money, security deposits and others		73.9		5,593.8		3,642.5

Total	US$	1,490.5	Rs.	112,968.6	Rs.	79,684.1

F-
48

25.	Provisions

25A.	Accounting policy
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
i) Product warranty expenses
The estimated liability for product warranties is recognized when products are sold or when new warranty programmes are initiated. These estimates are established using historical information on the nature, frequency and average cost of warranty claims and management estimates regarding possible future warranty claims, customer goodwill and recall complaints . The timing of outflows will vary depending on when warranty claim will arise, being typically up to six years and for batteries in Electric Vehicles warranty period is typically upto eight years.
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

F-
49

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

25B.	Provisions consist of the following:

	As at March 31,
	2022		2022		2021

	(In millions)
Current
Product warranty	US$	894.6	Rs.	67,808.8	Rs.	74,159.9
Legal and product liability		330.5		25,046.5		19,958.2
Provision for residual risk		16.1		1,217.5		2,422.5
Provision for environmental liability		3.8		289.2		351.5
Provision for onerous contracts		15.6		1,179.0		1,174.4
Restructuring Provision		145.6		11,036.2		19,519.2
Employee related and other provisions		14.3		1,087.4		10,896.1

Total-Current	US$	1,420.5	Rs.	107,664.6	Rs.	128,481.8

Non-current
Product warranty	US$	1,445.1	Rs.	109,527.6	Rs.	111,878.8
Legal and product liability		52.4		3,968.0		7,173.6
Provision for residual risk		25.5		1,930.5		4,251.3
Provision for environmental liability		29.8		2,258.6		2,255.9
Employee benefits obligations		147.6		11,187.3		9,799.9
Other provisions		9.1		686.9		708.0

Total-Non-current	US$	1,709.5	Rs.	129,558.9	Rs.	136,067.5

* Includes provision towards employee claims in foreign subsidiaries.

	Year ended March 31,
	2022		2022		2022		2022		2022		2022

	Product Warranty				Legal and product liability				Restructuring provision

	(In millions)
Balance at the beginning	US$	2,454.6	Rs.	186,038.7	US$	358.0	Rs.	27,131.8	US$	257.5	Rs.	19,519.2
Provision made during the year		996.1		75,505.4		206.7		15,664.7		112.3		8,510.3
Provision used during the year		(1,094.1)		(82,921.6)		(179.9)		(13,631.4)		(223.2)		(16,920.5)
Impact of unwind of discounting		11.6		876.6		—		—		—		—
Currency translation		(28.5)		(2,162.6)		(1.9)		(150.6)		(1.0)		(72.8)

Balance at the end	US$	2,339.7	Rs.	177,336.5	US$	382.9	Rs.	29,014.5	US$	145.6	Rs.	11,036.2

Current	US$	894.6	Rs.	67,808.8	US$	330.5	Rs.	25,046.5	US$	145.6	Rs.	11,036.2
Non-current	US$	1,445.1	Rs.	109,527.6	US$	52.4	Rs.	3,968.0	US$	—	Rs.	—

F-
50

	Year ended March 31,
	2022		2022		2022		2022		2022		2022

	Onerous Contract				Provision for residual risk				Provision for environmental liability

	(In millions)
Balance at the beginning	US$	15.5	Rs.	1,174.4	US$	88.0	Rs.	6,673.8	US$	34.4	Rs.	2,607.4
Provision made/(reversed) during the year		1.1		82.2		(45.3)		(3,434.5)		0.3		24.0
Provision used during the year		(1.0)		(77.6)		(1.2)		(101.8)		(0.9)		(66.4)
Currency translation		—		—		0.1		10.5		(0.2)		(17.2)

Balance at the end	US$	15.6	Rs.	1,179.0	US$	41.6	Rs.	3,148.0	US$	33.6	Rs.	2,547.8

Current	US$	15.6	Rs.	1,179.0	US$	16.1	Rs.	1,217.5	US$	3.8	Rs.	289.2
Non-current	US$	—	Rs.	—	US$	25.5	Rs.	1,930.5	US$	29.8	Rs.	2,258.6

26.	Other current liabilities
Other current liabilities consist of the following:

	As at March 31,
	2022		2022		2021

	(In millions)
Contract liabilities (refer note 27 below)	US$	865.3	Rs.	65,586.5	Rs.	57,359.3
Statutory dues		546.7		41,437.5		37,296.9
Others		16.1		1,218.0		2,508.4

Total	US$	1,428.1	Rs.	108,242.0	Rs.	97,164.6

Statutory dues include goods and services tax, sales tax, excise duty and other taxes payable.

27.	Other liabilities - non-current
Other liabilities non-current consist of the following:

	As at March 31,
	2022		2022		2021

	(In millions)
Employee benefit obligations	US$	42.7	Rs.	3,237.4	Rs.	40,917.5
Contract liabilities (refer note below)		598.5		45,359.0		48,477.0
Others		18.3		1,389.6		1,705.1

Total	US$	659.5	Rs.	49,986.0	Rs.	91,099.6

Note:

(a)	Statement showing movement of contract liabilities is as follows:

	Year ended March 31, 2021
	2022		2022		2021

	(In millions)
Opening contract liabilities	US$	1,396.4	Rs.	105,836.3	Rs.	92,724.0
Amount recognized in revenue during the year		(607.7)		(46,061.9)		(38,229.3)
Amount received in advance during the year		708.8		53,721.2		45,151.5
Amount refunded to customers during the year		(20.1)		(1,522.0)		(63.6)
Currency translation		(13.6)		(1,028.1)		6,253.7

Balance at the end	US$	1,463.8	Rs.	110,945.5	Rs.	105,836.3

Performance obligations in respect of amount received for future maintenance service and extended warranty will be fulfilled over a period of 6 years upto March 31, 2028.

F-
51

(b)	Contract liabilities comprise of the following:

	As at March 31,
	2021		2021		2020

	(In millions)
Advances received from customers - current	US$	461.4	Rs.	34,972.3	Rs.	24,182.7
Deferred revenue - current		403.9		30,614.2		33,176.6
Deferred revenue -Non-current		598.5		45,359.0		48,477.0

Total contract liabilities	US$	1,463.8	Rs.	110,945.5	Rs.	105,836.3

28.	Equity
Ordinary shares and ‘A’ Ordinary shares
The movement of number of shares and share capital is as follows:

	Year ended March 31,						Year ended March 31,
	2022						2021							2020
	Ordinary shares			‘A’ Ordinary shares			Ordinary shares			‘A’ Ordinary shares				Ordinary shares				‘A’ Ordinary shares
	No. of shares	(In millions)		No. of shares	(In millions)		No. of shares	(In millions)		No. of shares	(In millions)			No. of shares	(In millions)			No. of shares	(In millions)
Shares at the beginning	3,320,307,765	Rs.	6,641.1	508,502,896	Rs.	1,017.0	3,088,973,894	Rs.	6,178.4	508,502,896	Rs.	1,017.0		2,887,348,694	Rs.	5,775.2		508,502,371	Rs.	1,017.0
Shares issued on exercise of stock options by employees	354,242		0.7	—		—	—		—	—		—		—		—		—		—
Shares issued under Preferential allotment (refer note below)	—		—	— —		—	231,333,871		462.7	— —		—		201,623,407		403.2		—		—
Allotment of shares held in abeyance #	—		—	—		—	—		—	—		—	*	1,793		0.00	*	525		0.00

Shares at the end	3,320,662,007	Rs.	6,641.8	508,502,896	Rs.	1,017.0	3,320,307,765	Rs.	6,641.1	508,502,896	Rs.	1,017.0		3,088,973,894	Rs.	6,178.4		508,502,896	Rs.	1,017.0

		US$	87.6		US$	13.4

#	Out of shares held in abeyance—Rights issue of 2001, 2008 and 2015.
*	Amounts less than Rs. 50,000

F-
52

Note:
During the year ended March 31, 2020, the Company had allotted 201,623,407 Ordinary Shares at a price of Rs.150 per Ordinary Share aggregating to Rs.30,240.0 million and 231,333,871 Convertible Warrants (‘Warrants’), each carrying a right to subscribe to one Ordinary Share per Warrant, at a price of Rs. 150 per Warrant (‘Warrant Price’), aggregating to Rs.34,700.0 million on a preferential basis to Tata Sons Private Limited. An amount equivalent to 25% of the Warrant Price was paid at the time of subscription and allotment of each Warrant and the balance 75% of the Warrant Price shall be payable by the Warrant holder against each Warrant at the time of allotment of Ordinary Shares pursuant to exercise of the options attached to Warrant(s) to subscribe to Ordinary Share(s). The total amount received as of March 31, 2020 is Rs.38,918.5 million. During the year ended March 31, 2021, on exercise of options by Tata Sons Pvt Ltd, the Company has fully converted 231,333,871 convertible warrants into ordinary shares, that were issued during year ended March 31, 2020. The total amount received as of March 31, 2021 is Rs.26,025 million. As at March 31, 2022 the Company has fully utilised amount towards repayment of debt, and other general corporate purposes of the Company.
The entitlements to 492,559 Ordinary shares of Rs.2 each (as at March 31, 2021 and March 31, 2020: 492,559 Ordinary shares of Rs.2 each) and 233,214 ‘A’ Ordinary shares of Rs.2 each (as at March 31, 2021 and March 31, 2020: 233,214 ‘A’ Ordinary shares of Rs.2 each) are subject matter of various suits filed in the courts / forums by third parties for which final order is awaited and hence kept in abeyance.
Authorized share capital
Authorized share capital includes 4,000,000,000 Ordinary shares of Rs. 2 each as at March 31, 2022 (4,000,000,000 Ordinary shares and 4,000,000,000 Ordinary shares of Rs. 2 each as at March 31,2021 and 2020 ), 1,000,000,000 ‘A’ Ordinary shares of Rs. 2 each as at March 31, 2022 (1,000,000,000 ‘A’ Ordinary shares of Rs. 2 each as at March 31,2021 and 2020) and 300,000,000 convertible cumulative preference shares of Rs. 100 each as at March 31, 2022 (300,000,000 convertible cumulative preference shares of Rs. 100 each as at March 31, 2021 and 2020).
Issued and subscribed share capital
Shares issued includes partly paid up shares of 570 Ordinary shares of Rs. 2 each as at March 31, 2022, 2021 and 2020, respectively.
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

•	In the event of liquidation, the shareholders are eligible to receive the remaining assets of the Company after distribution of all preferential amounts, in proportion to their shareholdings.

F-
53

29.	Other components of equity

(a)	The movement of Currency translation reserve is as follows:

	Year ended March 31,
	2022		2022		2021		2020

	(In millions)
Balance at the beginning	US$	1,183.4	Rs.	89,692.0	Rs.	51,422.5	Rs.	28,388.6
Exchange differences arising on translating the net assets of foreign operations (net)		(62.8)		(4,756.7)		40,454.9		22,007.8
Change in effective portion of hedges of net investment in foreign operations		19.1		1,446.4		(3,685.5)		—
Net change in translation reserve - equity accounted investees (net)		28.8		2,178.9		1,500.1		1,026.1

Balance at the end	US$	1,168.5	Rs.	88,560.6	Rs.	89,692.0	Rs.	51,422.5

(b)	The movement of gain/(loss) on Equity instruments held as fair value through other comprehensive income(FVOCI) is as follows:

	Year ended March 31,
	2022		2022		2021		2020

	(In millions)
Balance at the beginning	US$	57.7	Rs.	4,373.5	Rs.	391.0	Rs.	1,785.5
Other Comprehensive income for the year		52.2		3,953.0		4,206.6		(1,369.3)
Income tax relating to gain/(loss) recognized on equity investments, where applicable		(7.0)		(529.6)		(180.5)		(25.2)
Profit on sale of equity investments reclassified to retained earnings		—		—		(43.6)		—

	US$	102.9	Rs.	7,796.9	Rs.	4,373.5	Rs.	391.0

(c)	The movement of Hedging reserve is as follows:

	Year ended March 31,
	2022		2022		2021		2020

	(In millions)
Balance at the beginning	US$	(16.1)	Rs.	(1,222.1)	Rs.	(41,937.1)	Rs.	(60,668.2)
Gain/(loss) recognized on cash flow hedges		(1,111.7)		(84,257.9)		38,456.8		(23,130.0)
Income tax relating to gain/loss recognized on cash flow hedges		258.1		19,568.5		(7,356.4)		4,305.8
(Gain)/loss reclassified to profit or loss		(82.0)		(6,213.7)		11,455.9		50,102.9
Income tax relating to gain/loss reclassified to profit or loss		16.7		1,264.3		(2,210.1)		(9,064.7)
Amount reclassed from Hedge reserve to Inventory on maturity of inventory hedges		180.2		13,656.7		456.1		(4,299.9)
Income tax on amount reclassed from Hedge reserve to Inventory on maturity of inventory hedges		(34.2)		(2,594.8)		(87.3)		817.0

Balance at the end	US$	(789.0)	Rs.	(59,799.0)	Rs.	(1,222.1)	Rs.	(41,937.1)

Of the above balance related to:
Continued hedges		(776.3)		(58,838.9)		(516.8)		(38,520.7)
Discontinued hedges		(12.7)		(960.1)		(705.4)		(3,416.4)

F-
54

(d)	The movement of Cost of Hedging reserve is as follows:

	Year ended March 31,
	2022		2022		2021		2020

	(In millions)
Balance at the beginning	US$	(0.1)	Rs.	(6.1)	Rs.	(4,428.7)	Rs.	(2,873.9)
Gain/(loss) recognized on cash flow hedges		21.2		1,603.0		5,791.9		(2,453.4)
Income tax relating to gain/loss recognized on cash flow hedges		(3.2)		(243.3)		(1,169.8)		600.6
(Gain)/loss reclassified to profit or loss		(24.8)		(1,879.4)		(1,254.6)		(942.4)
Income tax relating to gain/loss reclassified to profit or loss		4.5		343.6		181.7		167.0
Amounts removed from hedge reserve and recognized in inventory		17.0		1,292.0		1,077.2		1,324.9
Income tax related to amounts removed from hedge reserve and recognized in inventory		(3.2)		(245.5)		(203.8)		(251.5)

Balance at the end	US$	11.4	Rs.	864.3	Rs.	(6.1)	Rs.	(4,428.7)

Of the above balance related to
Continued hedges		11.4		864.3		(6.1)		(4,338.6)
Discontinued hedges		—		—		—		(90.1)

(e)	The movement of gain/(loss) on debt instruments held at fair value through other comprehensive income(FVOCI) is as follows:

	Year ended March 31,
	2022		2022		2021		2020

	(In millions)
Balance at the beginning	US$	33.9	Rs.	2,567.8	Rs.	886.3	Rs.	—
Other Comprehensive income for the year		26.1		1,981.6		2,069.0		1,362.4
Income tax relating to gain/(loss) recognized on debt investments, where applicable		(7.3)		(552.0)		(387.5)		(476.1)

Balance at the end	US$	52.7	Rs.	3,997.4	Rs.	2,567.8	Rs.	886.3

(f)	Summary of Other components of equity:

	Year ended March 31,
	2022		2022		2021		2020

	(In millions)
Currency translation reserve	US$	1,168.5	Rs.	88,560.6	Rs.	89,692.0	Rs.	51,422.5
Investments reserve		102.9		7,796.9		4,373.5		391.0
Hedging reserve		(789.0)		(59,799.0)		(1,222.1)		(41,937.1)
Cost of hedge reserve		11.4		864.3		(6.1)		(4,428.7)
Debt reserve		52.7		3,997.4		2,567.8		886.3

Total	US$	546.5	Rs.	41,420.2	Rs.	95,405.1	Rs.	6,334.0

30.	Notes to reserves and dividends
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

F-
55

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
Dividends
Accounting policy
Any dividend declared or paid by Tata Motors Limited for any financial year is based on the profits available for distribution as reported in the unconsolidated statutory financial statements of Tata Motors Limited (Standalone) prepared in accordance with Generally Accepted Accounting Principles in India. Indian law permits the declaration and payment of dividend out of profits for the year or previous financial year(s) as stated in the statutory financial statements of Tata Motors Limited (Standalone) prepared in accordance with Generally Accepted Accounting Principles in India after providing for depreciation in accordance with the provisions of Schedule II to the Companies Act. However, in the absence or inadequacy of the said profits, it may declare dividend out of free reserves, subject to certain conditions as prescribed under the Companies (Declaration and payment of Dividend) Rules, 2014. Accordingly, in certain years the net income reported in these financial statements may not be fully distributable. The amount available for distribution is Rs. Nil as at March 31, 2022.

F-
56

The final dividend is recommended by the Board of Directors and is recorded in the books of account upon its approval by the shareholders. For the year ended March 31, 2022, 2021 and 2020, considering the accumulated losses in the Tata Motors Limited standalone financial statements, no dividend was permitted to be paid to the members, as per the Companies Act, 2013 and the rules framed thereunder.
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

31.	Revenue

31A.	Accounting policy
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
b) Sale of services – maintenance service, telematics features and extended warranties for commercial and passenger vehicles, software support services and insurance broking services

Income from sale of maintenance services, telematics features and extended warranties, including software services are recognized as income over the relevant period of service or extended warranty.
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
For certain sale of services wherein performance obligation is satisfied over a period of time, any amount received in advance is recorded as contract liability and recognized as revenue when service is rendered to customers (Refer note 26 and 27 for disclosures on contract liability). Any amount of income accrued but not billed to customers in respect of such contracts is recorded as a contract asset. Such contract assets are transferred to trade receivables on actual billing to customers.
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

31B.	Revenue consists of the following:

	Year ended March 31,
	2022		2022		2021		2020

	(In millions)
Sale of products
- Sale of vehicles	US$	29,871.0	Rs.	2,263,993.8	Rs.	2,073,997.4	Rs.	2,239,112.2
- Sale of spare parts		3,797.1		287,792.9		244,181.9		240,994.7
- Sale of miscellaneous products		1,669.3		126,524.0		99,764.5		92,686.9
Sale of Services		510.8		38,711.2		33,747.3		33,841.4

Total revenue from contract with customers	US$	35,848.2	Rs.	2,717,021.9	Rs.	2,451,691.1	Rs.	2,606,635.2

Realised revenue hedges		100.6		7,626.5		(10,540.1)		(50,511.8)

Revenues	US$	35,948.8	Rs.	2,724,648.4	Rs.	2,441,151.0	Rs.	2,556,123.4

32.	Employee cost
Employee cost consists of the following:

	Year ended March 31,
	2022		2022		2021		2020

	(In millions)

Salaries, wages and welfare expenses	US$	3,689.3	Rs.	279,624.2	Rs.	253,440.4	Rs.	281,172.4
Contribution to provident fund and other funds		376.8		28,558.9		27,643.3		27,200.4

Total	US$	4,066.1	Rs.	308,183.1	Rs.	281,083.7	Rs.	308,372.8

Employee benefits expense for the year ended March 31, 2022
and 2021
is net of Government grants received by certain subsidiary companies on fulfillment of all related conditions amounting to Rs. 1,483.1 million (GBP 14.5 million)

and Rs. 18,330.1 million (GBP 188.89 million
).
Share based payments
Accounting policy
The Company recognises compensation expense relating to share based payments in accordance with IFRS-2 Share-based Payment. Stock options granted by the Company to its employees are accounted as equity settled options. Accordingly, the estimated fair value of options granted that is determined on the date of grant, is charged to consolidated income statement on a straight line basis over the vesting period of options which is the requisite service period, with a corresponding increase in equity.
As at March 31, 2022, the Group had the following share based payment arrangements
.

(i)	Equity-settled share option plan

A	Tata Motors Limited Employees Stock Option Scheme 2018
The Company has granted stock options to certain employees during the year ended March 31, 2019, under Tata Motors Limited Employee Stock Options Scheme 2018 approved by Nomination and Remuneration Committee (NRC). As per the scheme, the number of shares that will vest is conditional upon certain performance measures determined by NRC. The performance is measured over vesting period of the options granted which ranges from 3 to 5 years. The performance measures under this scheme include growth in sales, earnings and free cash flow. The options granted under this scheme is exercisable by employees till one year from date of its vesting. The Company has granted options at an exercise price of Rs 345/-. Option granted will vest equally each year starting from 3 years from date of grant up to 5 years from date of grant. Number of shares that will vest range from 0.5 to 1.5 per option granted depending on performance measures.

Reconciliation of outstanding ESOP	Year ended March 31,
	2022		2021

Options outstanding at the beginning of the year		6,804,003	7,222,897
Granted during the year		335,209	—
Forfeited/Expired during the year		(122,419)	(418,894)
Exercised during the year		(354,242)	—
Options outstanding at the end of the year		6,662,551	6,804,003
Number of shares to be issued for outstanding options (conditional on performance measures)
Maximum		9,993,827	10,206,005
Minimum		3,331,276	3,402,002
Share price for options exercised during the year	Rs.	392 - 530	NA
Remaining contractual life		3 - 15 months	3 - 27 months
The Company has estimated fair value of options using Black Scholes model. The following assumptions were used for calculation of fair value of options granted.

	Year ended March 31,
Assumption factor	2022		2021

Risk free interest rate		7%-8%		7%-8%
Expected life of option		2-4 years		2-4 years
Expected volatility		33%-37%		33%-37%
Share price	Rs.	170.6	Rs.	170.6

B	Share-based Long Term Incentive Scheme 2021
The Company has granted Performance Stock Units (“PSUs”) and Employee Stock Options (“ESOs”) to its employees under the Tata Motors Limited Share-based Long Term Incentive Scheme 2021 (“TML SLTI Scheme 2021” or “Scheme”).
As per the scheme, the number of shares that will vest is conditional upon certain performance measures determined by NRC. The performance is measured over vesting period of the options granted. The performance measures under this scheme include growth in sales, earnings and free cash flow. The options granted under this scheme is exercisable by employees till one year from date of its vesting. The Company has granted options at an exercise price of Rs 338/- for ESOs and Rs 2/- for PSUs. Option granted will vest after 3 years from date of grant. Number of shares that will vest range from 0.5 to 1.2 per option granted depending on performance measures.

Reconciliation of outstanding ESOs/ PSUs	ESOs	PSUs
	No of options	No of options
Outstanding at the beginning of the period	—	—
Granted during the period	839,650	964,569
Forfeited during the period	—	—
Exercised during the period	—	—
Outstanding at the end of the period	839,650	964,569
Remaining contractual life	28 months	28 months
The Company has estimated fair value of options using Black Scholes model. The following assumptions were used for calculation of fair value of options granted.

Assumption factor	ESOs		PSUs

Risk free interest rate		5.3%		5.3%
Expected life of option		3.8 years		3.8 years
Expected volatility		50.7%		50.7%
Share price	Rs	376.4	Rs	376.4
Expected volatility during the expected term of the options is based on historical volatility of the observed market prices of the Company’s publicly-traded equity shares during a period equivalent to the expected term of the options.
The Company recognized an amount of Rs. 180.5 million and Rs. 90.4 million in employee cost for Employee Stock Options during the year ended March 31, 2022 and 2021 , respectively.

33.	Other expenses
Other expenses consist of the following:

	Year ended March 31,
	2022		2022		2021		2020

	(In millions)

Stores, spare parts and tools consumed	US$	190.8	Rs.	14,460.9	Rs.	12,790.5	Rs.	15,007.1
Freight and transportation expenses		828.3		62,779.6		57,157.9		64,843.0
Research and product development cost		1,215.1		92,095.0		52,266.2		41,884.9
Warranty and product liability expenses		1,166.6		88,416.3		76,819.4		109,012.1
Allowance for trade and other receivables, and finance receivables		188.2		14,265.9		9,786.3		8,130.6
Works operation and other expenses		2,821.4		213,833.9		189,460.4		253,776.6
Repairs to building and plant and machinery		65.9		4,998.1		4,282.3		5,853.8
Processing charges		185.6		14,064.8		9,656.7		10,700.5
Power and fuel		287.4		21,782.9		11,128.7		12,649.5
Insurance		54.9		4,157.7		3,362.4		3,338.6
Publicity		641.7		48,636.5		43,846.3		76,142.4

Total	US$	7,645.9	Rs.	579,491.6	Rs.	470,557.1	Rs.	601,339.1

34.	Other income/(loss) (net)

34A.	Acconting policy
Other income includes export and other recurring and non-recurring incentives from Government (referred as “incentives”). Government grants are recognized when there is reasonable assurance that the Company will comply with the relevant conditions and the grant will be received.
Government grants are recognized in the consolidated income statement, either on a systematic basis when the Company recognizes, as expenses, the related costs that the grants are intended to compensate or, immediately if the costs have already been incurred. Government grants related to assets are netted off from the carrying value of related assets and amortised over the useful life of the asset.
Government grants related to income are presented as an offset against the related expenditure, and government grants that are awarded as incentives with no ongoing performance obligations to the Company are recognized as income in the period in which the grant is received.

34B.	Other income/(loss) (net) consist of the following:

	Year ended March 31,
	2022		2022		2021		2020

	(In millions)
Miscellaneous income	US$	232.5	Rs.	17,624.3	Rs.	13,916.1	Rs.	14,958.0
Incentives		176.6		13,383.0		12,475.7		9,738.9
Gain / (Loss) on change in fair value of commodity derivatives		180.8		13,705.7		13,820.9		(6,881.8)
Dividend income from investments measured at FVOCI		4.5		342.2		183.7		209.0
Dividend income from investments measured at FVTPL		—		—		—		2.4
Profit on sale of investments measured at FVTPL		28.2		2,137.0		1,772.6		1,873.4
Fair value gain/(loss) on investments measured at FVTPL		7.0		528.6		199.1		(3,890.5)

Total	US$	629.6	Rs.	47,720.8	Rs.	42,368.1	Rs.	16,009.4

35.	Interest expense
Interest expense consists of the following:

	Year ended March 31,
	2022		2022		2021		2020

	(In millions)
Gross interest expense	US$	1,306.2	Rs.	99,000.2	Rs.	92,333.4	Rs.	86,899.6
Less: Interest capitalized *		(75.7)		(5,737.1)		(11,492.9)		(14,346.5)

Total	US$	1,230.5	Rs.	93,263.1	Rs.	80,840.5	Rs.	72,553.1

*	Represents borrowing costs capitalized during the year on qualifying assets (property plant and equipment and product development).
The weighted average rate for capitalization of interest relating to general borrowings were approximately 5.2%, 5.3% and 5.5% for the years ended March 31, 2022, 2021 and 2020, respectively.

36	Employee benefits

36A.	Accounting policy

i)	Pension plans
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
Subsequent to the year end, the provident fund trust set up by the Company has lost its exempt status w.e.f. April 1, 2022 due to the incurrence of losses for three consecutive years by the Company, as per its standalone financial statements prepared in accordance with Indian Accounting Standards. Accordingly, the Company is required to surrender this exemption and transfer the assets and obligations of the trust to the government managed provident fund. Further, with this transfer of assets and obligations, the company will no longer be obligated to provide any interest rate guarantee and accordingly, the provident fund will be considered as a defined contribution scheme.

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
Remeasurement comprising actuarial gains and losses, the effect of the asset ceiling and the return on assets (excluding interest) relating to retirement benefit plans, are recognized directly in other comprehensive income in the period in which they arise. Remeasurement recorded in other comprehensive income is not reclassified to consolidated income statement
Actuarial gains and losses relating to long-term employee benefits are recognized in the consolidated income statement in the period in which they arise.

x)	Measurement date
The measurement date of retirement plans is March 31.
The Present value of the defined benefit liability and the related current service cost and past service cost are measured using Projected Unit Credit Method.
The present value of the post-employment benefit obligations depends on a number of factors, it is determined on an actuarial basis using a number of assumptions. The assumptions used in determining the net cost/(income) for pensions include the discount rate, inflation and mortality assumptions. Any changes in these assumptions will impact the carrying amount of post-employment benefit obligations. Key assumptions and sensitivities for postemployment benefit obligations are disclosed in note 36 below.

36.	Employee benefits
Defined Benefit Plan
Pension and post retirement medical plans
The following tables sets out the funded and unfunded status and the amounts recognized in the financial statements for the pension and the post retirement medical plans in respect of Tata Motors, its Indian subsidiaries and joint operations:

	For the year ended March 31,
	Pension benefits						Post retirement medical benefits
	2022		2022		2021		2022		2022		2021

	(In millions)
Change in defined benefit obligations:

Defined benefit obligation, beginning of the year	US$	176.0	Rs.	13,374.1	Rs.	13,084.6	US$	24.2	Rs.	1,844.9	Rs.	1,689.8
Current service cost		11.9		904.7		901.2		1.1		82.1		78.7
Interest cost		11.7		883.7		853.8		1.5		115.7		108.0
Remeasurements (gains) / losses
Actuarial (gains) / losses arising from changes in demographic assumptions		0.9		68.1		(24.6)		0.9		69.5		—
Actuarial (gains) / losses arising from changes in financial assumptions		2.9		217.3		(0.6)		4.2		320.0		57.9
Actuarial (gains) / losses arising from changes in experience adjustments		9.7		735.0		(129.8)		4.3		329.3		2.8
Benefits paid from plan assets		(11.1)		(839.3)		(1,241.9)		—		—		—
Benefits paid directly by employer		(1.4)		(109.0)		(68.6)		(2.3)		(172.4)		(92.3)
Past service cost plan amendment		4.3		324.9		—		3.2		244.6		—
Acquisition/(Divestment)		(0.5)		(37.8)		—		—		(2.5)		—

Defined benefit obligation, end of the year	US$	204.4	Rs.	15,521.7	Rs.	13,374.1	US$	37.1	Rs.	2,831.2	Rs.	1,844.9

Change in plan assets:
Fair value of plan assets, beginning of the year	US$	162.6	Rs.	12,313.1	Rs.	11,282.2	US$	—	Rs.	—	Rs.	—
Interest income		11.0		831.2		776.7		—		—		—
Remeasurements gains / (losses)
Return on plan assets, (excluding amount included in net Interest Cost)		1.5		110.1		355.9		—		—		—
Employer’s contributions		7.0		529.5		1,140.2		—		—		—
Benefits paid		(11.1)		(839.3)		(1,241.9)		—		—		—
Acquisition/(Divestment)		(0.3)		(26.5)		—

Fair value of plan assets, end of the year	US$	170.7	Rs.	12,918.1	Rs.	12,313.1	US$		Rs.	—	Rs.	—

	As at March 31,
	Pension benefits						Post retirement medical benefits
	2022		2022		2021		2022		2022		2021

	(In millions)
Amount recognized in the balance sheet consists of:
Present value of defined benefit obligation	US$	204.8	Rs.	15,521.7	Rs.	13,374.1	US$	37.4	Rs.	2,831.2	Rs.	1,844.9
Fair value of plan assets		170.4		12,918.1		12,313.1		—		—		—

	US$	34.4		2,603.6		1,061.0		37.4		2,831.2		1,844.9
Asset Ceiling		(0.5)		(41.9)		(29.2)		—		—		—

Net liability	US$	(34.9)	Rs.	(2,645.5)	Rs.	(1,090.2)	US$	(37.4)	Rs.	(2,831.2)	Rs.	(1,844.9)

Amounts in the balance sheet:
Non–current assets	US$	0.3	Rs.	20.7		426.7	US$	—	Rs.	—	Rs.	—
Non–current liabilities		(35.2)		(2,666.2)		(1,516.9)		(37.4)		(2,831.2)		(1,844.9)

Net liability	US$	(34.9)	Rs.	(2,645.5)	Rs.	(1,090.2)	US$	(37.4)	Rs.	(2,831.2)	Rs.	(1,844.9)

Information for funded plans with a defined benefit obligation in excess of plan assets:

	As at March 31,
	Pension benefits
	2022		2022		2021

	(In millions)
Defined benefit obligation	US$	140.6	Rs.	10,655.3	Rs.	1,247.8
Fair value of plan assets	US$	133.1	Rs.	10,084.3	Rs.	1,124.9
Information for funded plans with a defined benefit obligation less than plan assets:

	As at March 31,
	Pension benefits
	2022		2022		2021

	(In millions)
Defined benefit obligation	US$	36.6	Rs.	2,771.3	Rs.	10,732.3
Fair value of plan assets	US$	37.4	Rs.	2,833.9	Rs.	11,188.1
Information for unfunded plans:

	As at March 31,
	Pension benefits						Post retirement medical benefits
	2022		2022		2021		2022		2022		2021

	(In millions)
Defined benefit obligation	US$	27.6	Rs.	2,095.0	Rs.	1,394.0	US$	37.4	Rs.	2,831.2	Rs.1,844.9
Net pension and post retirement medical cost consist of the following components:

	Year ended March 31,
	Pension benefits										Post retirement medical benefits
	2022		2022		2021		2020		2022		2022		2021		2020

	(In millions)
Service cost	US$	11.9	Rs.	904.7	Rs.	901.2	Rs.	827.7	US$	1.1		82.1	Rs.	78.7	Rs.	81.7
Past Service cost—Plan amendment		4.3		324.9		—		(51.7)		3.2		244.6		—		—
Net interest cost / (income)		0.7		52.5		77.1		55.0		1.5		115.7		108.0		113.0

Net periodic cost	US$	16.9	Rs.	1,282.1	Rs.	978.3	Rs.	831.0	US$	5.8	Rs.	442.4	Rs.	186.7	Rs.	194.7

Other changes in plan assets and benefit obligation recognized in other comprehensive income.

	Year ended March 31,
	Pension benefits								Post retirement medical benefits
	2022		2022		2021		2020		2022		2022		2021		2020

	(In millions)
Remeasurements (gains) / losses
Return on plan assets, (excluding amount included in net Interest expense)	US$	(1.5)	Rs.	(110.1)	Rs.	(355.9)	Rs.	180.4	US$	—	Rs.	—	Rs.	—	Rs.	—
Actuarial (gains) / losses arising from changes in demographic assumptions		0.9		68.1		(24.6)		35.5		0.9		69.5		—		(6.7)
Actuarial (gains) / losses arising from changes in financial assumptions		2.9		217.3		(0.6)		371.2		4.2		320.0		57.9		99.1
Asset ceiling		0.5		41.9		29.2		—		—		—		—		—
Actuarial (gains) / losses arising from changes in experience adjustments on plan liabilities		9.7		735.0		(129.8)		246.6		4.3		329.3		2.8		(54.2)

Total recognized in other comprehensive income	US$	12.5	Rs.	952.2	Rs.	(481.7)	Rs.	833.7	US$	9.4	Rs.	718.8	Rs.	60.7	Rs.	38.2

Total recognized in consolidated statement of comprehensive income	US$	29.4	Rs.	2,234.3	Rs.	496.6	Rs.	1,664.7	US$	15.2	Rs.	1,161.2	Rs.	247.4	Rs.	232.9

F-6
7

The assumptions used in accounting for the pension and post retirement medical plans are set out below:

	As at March 31,
	Pension benefits			Post retirement medical benefits
	2022	2021	2020	2022	2021	2020

Discount rate	6.50% - 7.10%	6.00% - 6.90%	6.10% - 6.90%	7.20%	6.90%	6.90%
Rate of increase in compensation level of covered employees	6% - 10%	5.75% - 10.00%	5.00% - 10.00%	NA	NA	NA
Increase in health care cost	NA	NA	NA	6.00%	6.00%	6.00%
Plan Assets
The fair value of Company’s pension plan asset as of March 31, 2022 and 2021 by category are as follows:

	Pension benefits
	Plan assets as of March 31
	2022	2021
Asset category:
Cash and cash equivalents	2.3%	4.5%
Debt instruments (quoted)	66.1%	64.2%
Debt instruments (unquoted)	0.1%	0.5%
Equity instruments (quoted)	7.4%	5.2%
Deposits with Insurance companies	24.1%	25.6%

	100.0%	100.0%

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
The weighted average duration of the defined benefit obligation as at March 31, 2022 is 11.69 years (2021 : 13.05 years)
The Company expects to contribute Rs. 842.0 million to the funded pension plans in Fiscal 2023.
The table below outlines the effect on the service cost, the interest cost and the defined benefit obligation in the event of a decrease/increase of 1% in the assumed rate of discount rate, salary escalation and health care cost:

Assumption	Change in assumption	Impact on defined benefit obligation	Impact on service cost and interest cost
Discount rate	Increase by 1%	Decrease by Rs. 1,484.2 million	Decrease by Rs. 276.7 million
	Decrease by 1%	Increase by Rs. 1,716.0 million	Increase by Rs. 295.4 million

Salary escalation rate	Increase by 1%	Increase by Rs. 1,255.3 million	Increase by Rs. 277.6 million
	Decrease by 1%	Decrease by Rs. 1,123.2 million	Decrease by Rs. 246.3 million

Health care cost	Increase by 1%	Increase by Rs. 333.9 million	Increase by Rs. 65.9 million
	Decrease by 1%	Decrease by Rs. 279.8 million	Decrease by Rs. 54.3 million

F-6
8

Provident Fund
The following tables set out the funded status of the defined benefit provident fund plan of Tata Motors limited and the amounts recognized in the Company’s financial statements as at March 31, 2022. As stated in Note 36A (v), subsequent to the year-end, this defined benefit plan has become a defined contribution plan with the loss of exemption relating to the trust set up by the Company. This does not result in any additional obligation on the Company, as the fair value of the plan assets exceed the liability of the trust as of March 31, 2022.

	(In millions)
	For the year ended March 31,
Change in benefit obligations :	2022		2022		2021

Defined benefit obligations at the beginning	US$	601.6	Rs.	45,596.5	Rs.	40,763.8
Service cost		16.7		1,268.9		1,364.8
Employee contribution		38.6		2,923.6		3,166.5
Acquisitions (credit) / cost		(106.1)		(8,042.8)		(1,256.6)
Interest expense		47.0		3,564.7		3,457.4
Actuarial (gains) / losses arising from changes in experience adjustments on plan liabilities		(10.4)		(786.2)		72.8
Actuarial (gains) / losses arising from demographic assumptions		0.4		33.5		—
Actuarial (gains) / losses arising from changes in financial assumptions		(19.4)		1,473.2		441.2
Benefits paid		(41.9)		(3,173.0)		(2,413.4)
Reduction arising from surrender of Provident Fund exemption of subsidiaries		(26.4)		(2,004.2)		—

Defined benefit obligation, end of the year	US$	539.0	Rs.	40,854.2	Rs.	45,596.5

	For the year ended March 31,
Change in plan assets:	2022		2022		2021

Fair value of plan assets at the beginning	US$	589.8	Rs.	44,702.1	Rs.	40,585.0
Acquisition Adjustment		(106.1)		(8,042.8)		(1,256.6)
Interest income		46.3		3,509.2		3,422.0
Return on plan assets excluding amounts included in interest income		30.6		2,322.1		(147.3)
Contributions (employer and employee)		55.3		4,190.3		4,512.4
Benefits paid		(41.9)		(3,173.0)		(2,413.4)
Reduction arising from surrender of Provident Fund exemption of subsidiaries		(26.0)		(1,973.3)		—

Fair value of plan assets, end of the year	US$	548.0	Rs.	41,534.6	Rs.	44,702.1

	(In millions)
	For the year ended March 31,
Amount recognized in the balance sheet consists of	2022		2022		2021

Fair value of plan assets	US$	548.0	Rs.	41,534.6	Rs.	44,702.1
Present value of defined benefit obligation		539.0		40,854.2		45,596.5

		9.0		680.4		(894.4)
Effect of asset ceiling		(9.0)		(684.5)		(0.1)

Net liability	US$	—	Rs.	(4.1)	Rs.	(894.5)

	For the year ended March 31,
Net periodic cost for Provident Fund consists of the following components:	2022		2022		2021

Service cost	US$	16.7		1,268.9		1364.8
Net interest cost / (income)		0.7		55.5		35.4

Net periodic cost	US$	17.4	Rs.	1,324.4	Rs.	1,400.2

	As at March 31
Other changes in plan assets and benefit obligation recognised in other comprehensive income	2022		2022		2021

Remeasurements
Return on plan assets, (excluding amount included in net Interest expense)	US$	(30.6)	Rs.	(2,322.1)	Rs.	147.3
Actuarial (gains) / losses arising from changes in experience adjustments on plan liabilities		(10.4)		(786.2)		72.8
Actuarial (gains) / losses arising from changes in financial assumptions		19.4		1,473.2		441.2
Actuarial (gains) / losses arising from demographic assumptions		0.4		33.5		—
Reversal of OCI for previous years due to surrender of Provident Fund		(0.4)		(30.9)		—
Adjustments for limits on net asset		9.5		719.1		0.1

Total recognised in other comprehensive income		(12.1)		(913.4)		661.4

Total recognized in consolidated income statement and other comprehensive income	US$	5.4	Rs.	411.0	Rs.	2,061.6

The assumptions used in determining the present value obligation of the Provident Fund is set out below:

	As at March 31
	2022	2021
Discount rate	7.10%	6.90%
Expected rate of return on plan assets	8.00%	8.20% to 8.4%
Remaining term to maturity of portfolio (years)	13.50	26.77

The breakup of the plan assets into various categories is as follows:

	As at March 31
	2022	2021

Central and State government bonds	42.68%	45.02%
Public sector undertakings and Private sector bonds	32.25%	33.76%
Others	25.07%	21.22%

	100.0%	100.0%

The asset allocation for plan assets is determined based on investment criteria prescribed under the relevant regulations.
As at March 31, 2022, the defined benefit obligation would be affected by approximately Rs. 2,983.0 million on account of a 1% decrease in the expected rate of return on plan assets.
The Company expects to contribute Rs. 1,343.2 million to the defined benefit provident fund plan in Fiscal 2023.
Severance indemnity plan
Severance indemnity is a funded plan of Tata Daewoo Commercial Vehicles Limited (TDCV), a subsidiary of Tata Motors Limited.
The following table sets out, the amounts recognized in the financial statements for the severance indemnity plan.

	For the year ended March 31,
	2022		2022		2021

	(In millions)
Change in defined benefit obligation:
Defined benefit obligation, beginning of the year	US$	41.0	Rs.	3,110.8	Rs.	2,847.5
Service cost		6.4		482.1		546.7
Interest cost		0.8		63.9		45.7
Remeasurements (gains) / losses –
Actuarial (gains) / losses arising from changes in financial assumptions		(0.7)		(53.6)		(213.5)
Actuarial (gains) / losses arising from changes in experience adjustments on plan liabilities		5.4		412.2		(196.6)
Actuarial (gains) / losses arising from changes in demographic assumption on plan liabilities		—		—		150.4
Benefits paid from plan assets		(0.8)		(62.5)		(190.9)
Benefits paid directly by employer		(0.1)		(7.9)		(19.4)
Foreign currency translation		(1.6)		(117.5)		140.9

Defined benefit obligation, end of the year	US$	50.4	Rs.	3,827.5	Rs.	3,110.8

Change in plan assets:
Fair value of plan assets, beginning of the year	US$	35.0		2,650.6		2,317.3
Interest income		0.8		63.5		40.1
Remeasurements gain / (loss)
Return on plan assets, (excluding amount included in net Interest expense)		(0.7)		(54.7)		(15.9)
Employer’s contributions		11.4		862.5		384.4
Benefits paid		(0.8)		(62.5)		(190.9)
Foreign currency translation		(1.3)		(102.3)		115.6

Fair value of plan assets, end of the year	US$	44.4	Rs.	3,357.1	Rs.	2,650.6

	As at March 31,
	2022		2022		2021

	(In millions)
Amount recognized in the balance sheet consist of:
Present value of defined benefit obligation	US$	50.5	Rs.	3,827.5	Rs.	3,110.8
Fair value of plan assets		44.3		3,357.1		2,650.6

Net liability	US$	(6.2)	Rs.	(470.4)	Rs.	(460.2)

Amounts in the balance sheet:
Non- current liabilities	US$	(6.2)	Rs.	(470.4)	Rs.	(460.2)
Net severance indemnity cost consist of the following components:

			Year ended March 31,
	2022		2022		2021		2020

	(In millions)
Service cost	US$	6.4	Rs.	482.1	Rs.	546.7	Rs.	527.2
Net interest cost		—		0.4		5.6		10.5

Net periodic pension cost	US$	6.4	Rs.	482.5	Rs.	552.3	Rs.	537.7

Other changes in plan assets and benefit obligation recognized in other comprehensive income for severance indemnity plan:

	As at March 31,
	2022		2022		2021		2020

	(In millions)
Remeasurements (gains) / losses
Return on plan assets, (excluding amount included in net Interest expense)	US$	0.7		54.7	Rs.	15.9	Rs.	15.2
Actuarial (gains) / losses arising from changes in financial assumptions		(0.7)		(53.6)		(213.5)		123.8
Actuarial (gains) / losses arising from changes in experience adjustments on plan liabilities		5.4		412.2		(196.6)		(598.7)
Actuarial (gains) / losses arising from changes in demographic assumption on plan liabilities		—		—		150.4		—

Total recognized in other comprehensive income	US$	5.4	Rs.	413.3	Rs.	(243.8)	Rs.	(459.7)

Total recognized in income statement and other comprehensive income	US$	11.8	Rs.	895.8	Rs.	308.5	Rs.	78.0

The assumptions used in accounting for the Severance indemnity plan is set out below:

	As at March 31,
	2022	2021	2020
Discount rate	2.1%	1.6%	1.6%
Rate of increase in compensation level of covered employees	3.5%	3.5%	3.5%
The table below outlines the effect on the service cost, the interest cost and the defined benefit obligation in the event of a decrease/increase of 1% in the assumed rate of discount rate, salary escalation rate:

Assumption	Change in assumption	Impact on defined benefit obligation	Impact on service cost and interest cost
Discount rate	Increase by 1%	Decrease by Rs.434.1 million	Decrease by Rs.141.7 million
	Decrease by 1%	Increase by Rs.509.2 million	Increase by Rs.158.1 million
Salary escalation rate	Increase by 1%	Increase by Rs.497.2 million	Increase by Rs.170 million
	Decrease by 1%	Decrease by Rs.436.9 million	Decrease by Rs.146.2 million

Severance indemnity plans asset allocation by category is as follows:

	As at March 31,
	2022	2021
Deposit with banks	100%	100%
The weighted average duration of the defined benefit obligation as at March 31, 2022 is 11.67 years (2021 : 10.79 years).
The Company expects to contribute Rs. 43.7 million to the funded severance indemnity plans in Fiscal 2023.
Jaguar Land Rover Pension plan
Jaguar Land Rover Ltd UK, have pension arrangements providing for qualifying employees with defined benefits related to pay and service as set out in the rules of each fund.
The UK defined benefit schemes are administered by a separate fund that is legally separated from the Company. The trustees of the pension schemes are required by law to act in the interest of the fund and of all relevant stakeholders in the scheme, is responsible for the investment policy with regard to the assets of the schemes and all other governance matters. The board of trustees must be composed of representatives of the Company and plan participants in accordance with the plan’s regulations.
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

The following table sets out the disclosure pertaining to employee benefits of Jaguar Land Rover Limited

	As at March 31,
	Pension benefits
	2022		2022		2021

	(In millions)
Change in defined benefit obligation:
Defined benefit obligation, beginning of the year	US$	11,210.0		Rs. 849,619.6		Rs. 728,421.5
Service cost		156.0		11,823.1		12,715.2
Interest cost		236.8		17,946.0		16,138.0
Remeasurements (gains) / losses
Actuarial (gains) / losses arising from changes in demographic assumptions		13.8		1,045.6		(2,035.0)
Actuarial (gains) / losses arising from changes in financial assumptions		(947.5)		(71,812.3)		84,311.8
Actuarial (gains) / losses arising from changes in experience adjustments on plan liabilities		(3.6)		(274.9)		(7,263.6)
Past service cost/(credit)		—		2.0		1,559.5
Benefits paid		(677.1)		(51,317.1)		(42,824.4)
Member contributions		2.5		189.4		116.4
Premium Paid		(3.0)		(225.0)
Foreign currency translation		(120.8)		(9,159.3)		58,480.2

Defined benefit obligation, end of the year	US$	9,867.1	Rs.	747,837.1	Rs.	849,619.6

Change in plan assets:
Fair value of plan assets, beginning of the year	US$	10,696.5		Rs. 810,714.6		Rs. 764,044.2
Interest Income		228.7		17,333.1		16,533.9
Remeasurements gains / (losses)
Return on plan assets, (excluding amount included in net Interest expense)		12.2		927.5		2,151.0
Employer’s contributions		319.1		24,184.8		14,313.6
Members contributions		2.5		189.4		112.6
Benefits paid		(677.1)		(51,317.1)		(42,824.4)
Premium paid		(3.0)		(225.0)
Expenses paid		(35.9)		(2,719.3)		-2159.5
Foreign currency translation		(139.0)		(10,531.8)		58,543.2

Fair value of plan assets, end of the year	US$	10,404.0	Rs.	788,556.2	Rs.	810,714.6

The actual return on the schemes’ assets for the year ended March 31, 2022 was Rs. 17,796.8 million (2021: Rs. 18,632.0 million)

	As at March 31,
	Pension benefits
	2022		2022		2021

	(In millions)
Amount recognized in the balance sheet consist of:
Present value of defined benefit obligation	US$	9,867.1	Rs.	747,837.1	Rs.	849,619.6
Fair value of plan Assets		10,404.0		788,556.2		810,714.6

Net (liability)/Assets	US$	536.9	Rs.	40,719.1	Rs.	(38,905.0)

Amount recognized in the balance sheet consist of:
Non - current assets	US$	569.2	Rs.	43,169.6	Rs.	50.4
Non - current liabilities		(32.3)		(2,450.5)		(38,955.4)

Net (liability)/Assets	US$	536.9	Rs.	40,719.1	Rs.	(38,905.0)

F-7
3

Net pension and post retirement cost consist of the following components:

	Year ended March 31,
	Pension benefits
	2022		2022		2021		2020

	(In millions)
Current service cost	US$	156.0	Rs.	11,823.1	Rs.	12,715.2	Rs.	11,980.0
Past service cost/(credit)		—		2.0		1,559.8		396.6
Administrative expenses		35.9		2,719.3		2,159.5		1,416.8
Net interest cost / (income) (including onerous obligations)		8.1		612.9		(395.9)		1,188.8

Net periodic pension cost	US$	200.0	Rs.	15,157.3	Rs.	16,038.6	Rs.	14,982.2

Amount recognized in other comprehensive income

	Year ended March 31,
	Pension benefits
	2022		2022		2021		2020

	(In millions)
Remeasurements (gains) / losses
Actuarial (gains) / losses arising from changes in demographic assumptions	US$	13.8	Rs.	1,045.6		Rs. (2,035.0)	Rs.	594.9
Actuarial (gains) / losses arising from changes in financial assumptions		(947.5)		(71,812.3)		84,311.8		(47,390.2)
Actuarial (gains) / losses arising from changes in experience adjustments on plan liabilities		(3.6)		(274.9)		(7,263.6)		(12,563.2)
Return on plan assets, (excluding amount included in net Interest expense)		(12.2)		(927.5)		(2,151.0)		(29,266.9)

Total recognized in other comprehensive income	US$	(949.5)	Rs.	(71,969.1)	Rs.	72,862.2	Rs.	(88,625.4)

Total recognized in income statement and other comprehensive income	US$	(749.5)	Rs.	(56,811.8)	Rs.	88,900.8	Rs.	(73,643.2)

F-7
4

The assumptions used in accounting for the pension plans are set out below:

	As at March 31,
	Pension benefits
	2022	2021	2020

Discount rate	2.8%	2.1%	2.4%
Expected rate of increase in benefit revaluation of covered employees	2.2%	2.1%	2.0%
RPI Inflation rate	3.5%	3.1%	2.6%
The assumed life expectations on retirement at age 65 are (years)

Retiring today:
Males	21.6	21.0	21.0
Females	23.8	23.3	23.2
Retiring in 20 years:
Males	23.0	22.4	22.4
Females	25.7	25.2	25.1
For the valuation as at March 31, 2022, the mortality assumptions used are the Self- Administered Pension Schemes (“SAPS”) mortality base table, S2PxA tables (“Light” table for members of the Jaguar Executive Pension Plan).
For the Jaguar Pension Plan, scaling factor of 101% to 115% have been used for male members and scaling factor of 103% to 118% have been used for female members.
For the Land Rover Pension Scheme, scaling factor of 105% to 117% have been used for male members and scaling factor of 100% to 116% have been used for female members.
For the Jaguar Executive Pension Plan, an average scaling factor of 93% to 97% has been used for male members and an average scaling factor of 91% to 96% has been used for female members.
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
For the 2022 year end calculations there is an allowance for future improvements in line with the CMI (2021) projections and an allowance for long-term improvements of 1.25 per cent per annum and a smoothing parameter of 7.5, (2021: CMI (2020) projections with 1.25 per cent per annum improvements and a smoothing parameter of 7.5))
A past service cost of Rs 916.3 million was recognised in the year ended March, 31, 2021 following a further High Court ruling, published on 20 November 2020, that provided clarification on the obligations of pension plan trustees to equalise past transfer values allowing for the effect of unequal Guaranteed Minimum Pensions (‘GMP’) between May 17, 1990 and April 5, 1997 (“GMP equalisation”). A further past service cost of Rs. 712.7 million was also recognised in the year ended 31 March 2021. This reflects benefit improvements for certain members as part of the Group restructuring programme that commenced in the year ended March 31, 2021.

F-7
5

Pension plans asset allocation by category is as follows:

	As at March 31,
	2022			2021

	Quoted *	Unquoted	Total	Quoted *	Unquoted **	Total
	(In millions)
Equity Instruments

Information Technology	—	12,661.0	12,661.0	—	13,452.2	13,452.2
Energy	—	1,808.7	1,808.7	—	1,078.2	1,078.2
Manufacturing	—	9,495.7	9,495.7	—	7,537.3	7,537.3
Financials	—	4,069.6	4,069.6	—	4,846.8	4,846.8
Others	—	17,182.1	17,182.1	—	26,904.4	26,904.4

	—	45,217.1	45,217.1	—	53,818.9	53,818.9

Debt Instruments
Government	180,264.6	6,504.7	186,769.3	163,774.2	8,857.3	172,631.5
Corporate Bonds (Investment Grade)	114,277.3	30,845.6	145,122.9	135,025.8	24,516.3	159,542.1
Corporate Bonds (Non Investment Grade)	—	96,739.0	96,739.0	—	106,907.6	106,907.6

	294,541.9	134,089.3	428,631.2	298,800.0	140,281.2	439,081.2

Property Funds
UK	—	30,503.1	30,503.1	—	30,582.3	30,582.3
Other	—	23,881.5	23,881.5	—	20,203.5	20,203.5

	—	54,384.6	54,384.6	—	50,785.8	50,785.8

Cash and Cash equivalents	7,496.5	36,041.0	43,537.5	7,436.5	19,296.6	26,733.1

Other
Hedge Funds	—	50,268.5	50,268.5	—	49,939.4	49,939.4
Private Markets	—	99,244.4	99,244.4	—	83,030.8	83,030.8
Alternatives	—	45,893.8	45,893.8	—	64,641.1	64,641.1

	—	195,406.7	195,406.7	—	197,611.3	197,611.3

Derivatives
Foreign exchange contracts	—	(3,459.9)	(3,459.9)	—	1,521.6	1,521.6
Interest Rate and inflation	—	24,839.0	24,839.0	—	36,326.0	36,326.0
Equity protection derivatives	—	—	—	—	4,836.7	4,836.7

	—	21,379.1	21,379.1	—	42,684.3	42,684.3

Total	302,038.4	486,517.8	788,556.2	306,236.5	504,478.1	810,714.6

*	determined on the basis of quoted prices for identical assets or liabilities in active markets.
**	The comparative has been restated to reflect reclassification to unquoted.
As at March 31, 2022, the schemes held Gilt Repos. The net value of these transactions is included in the value of government bonds in the table above. The value of the funding obligation for the Repo transactions is Rs. 145,357.0 million at March 31, 2021 (2021: Rs. 207,274.7 million, 2020: Rs. 246,837.8 million).

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

Assumption	Change in assumption	Impact on defined benefit obligation	Impact on service cost and interest cost

Discount rate	Increase / decrease by 0.25%	Decrease/increase by Rs. 33,873.6 million	Decrease/increase by Rs 566.7 million
Inflation rate	Increase / decrease by 0.25%	Increase/decrease by Rs. 17,468.7 million	Increase/decrease by Rs. 99.4 million
Mortality rate	Increase / decrease by 1 year	Increase/decrease by Rs. 26,506.3 million	Increase/decrease by Rs. 338.0 million
Private Equity holdings have been measured using the most recent valuations, adjusted for cash and currency movements between the last valuation date and March 31, 2022. Given the movements in listed equity markets, the valuation of Private Equity holdings may vary significantly. The value of the Private Equity holdings in the JLR UK Plans included above is Rs.65,718.9 million as at March 31, 2022.
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
In line with the schedule of contributions agreed following the 2018 statutory funding valuations and amended in April 2020, the current ongoing Group contribution rate for defined benefit accrual is c.21 per cent of pensionable salaries in the UK. The 2021 statutory funding valuations are expected to be completed by June 30, 2022.
Deficit contributions are paid in line with the schedule of contributions at a rate of Rs. 5,965.4 million per year until March 31, 2024 followed by Rs. 2,485.6 million per year until March 31, 2028. In addition, contributions previously due for April, May and June 2020 have been re-spread over Fiscal 22. This agreement is reflected in an updated Schedule of Contributions dated April 29, 2020.
The average duration of the benefit obligation at March 31, 2022 is 17.5 years (2021: 19 years).
The expected net periodic pension cost for the year ended March 31, 2023 is expected to be Rs. 11,234.8 million. The Group expects to pay Rs. 11,732.0 million to its defined benefit schemes, in total, for the year ended March 31, 2023.
Deficit contributions are paid in line with the schedule of contributions at a rate of Rs 5,965.4 million per year until March 31, 2024 followed by Rs 2,485.6 million per year until March 31, 2028. In addition, contributions previously due for April, May and June 2020 have been re-spread over FY22. This agreement is reflected in an updated Schedule of Contributions dated April 29, 2020.
Defined contribution plan
The Company’s contribution to defined contribution plans aggregated Rs. 12,114.9 million, Rs. 15,090.5 million and Rs. 10,305.5 million for years ended March 31, 2022, 2021 and 2020, respectively.

F-7
7

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
As at March 31, 2022, there are matters and/or disputes pending in appeal amounting to Rs.9,760 million, which includes Rs.72 million in respect of equity accounted investees (Rs.6,213 million, which includes Rs.78 million in respect of equity accounted investees as at March 31, 2021).
Customs, Excise Duty and Service Tax
As at March 31, 2022, there are pending litigations for various matters relating to customs, excise duty and service tax involving demands, including interest and penalties, of Rs.6,809 million, which includes Rs.41 million in respect of equity accounted investees (Rs.6,427 million, which includes Rs.11 million in respect of equity accounted investees as at March 31, 2021). These demands challenged the basis of valuation of the Company’s products and denied the Company’s claims of Central Value Added Tax, or CENVAT, credit on inputs. The details of the demands for more than Rs.1,000 million are as follows:
As at March 31, 2022, the Excise Authorities have raised a demand and penalty of Rs.2,683 million, (Rs.2,683 million as at March 31, 2021), due to the classification of certain chassis (as goods transport vehicles instead of dumpers) which were sent to automotive body builders by the Company, which the Excise Authorities claim requires the payment of the National Calamity Contingent Duty (NCCD). The Company has obtained a technical expert certificate on the classification. The appeal is pending before the Custom Excise & Service Tax Appellate Tribunal.

F-7
8

Sales Tax / VAT
The total sales tax demands (including interest and penalty), that are being contested by the Company amount to Rs. 13,981 million, which includes Rs.108 million in respect of equity accounted investees as at March 31, 2022 (Rs.14,220 million, which includes Rs.90 million in respect of equity accounted investees, as at March 31, 2021). The details of the demands for more than Rs.1,000 million are as follows:
The Sales Tax Authorities have raised demand of Rs.3,240 million (Rs.3,269 million as at March 31, 2021) towards rejection of certain statutory forms for concessional lower/nil tax rate (Form F and Form C) on technical grounds and few other issues such as late submission, single form issued against different months’ / quarters’ dispatches / sales, etc. and denial of exemption from tax in absence of proof of export for certain year. The Company has contended that the benefit cannot be denied on technicalities, which are being complied with. The matter is pending at various levels.
The Sales Tax authorities have denied input tax credit and levied interest and penalty thereon due to varied reasons aggregating to Rs.2,836 million as at March 31, 2022 (Rs.2,705 million as at March 31, 2021). The reasons for disallowing credit was mainly due to Taxes not paid by Vendors, incorrect method of calculation of set off as per the department, alleged suppression of sales as per the department etc. The matter is contested in appeal.
The Sales Tax Authorities have raised demand for Check post /Entry Tax liability at various states amouting to Rs.5,014 million (Rs.4,346 million as at March 31, 2021). The Company is contesting this issue.

F-
79

Other Taxes and Dues
Other amounts for which the Company may contingently be liable aggregate to Rs.2,552 million, which includes Rs.13 million in respect of equity accounted investees as at March 31, 2022 (Rs.2,470 million, which includes Rs.8 million in respect of equity accounted investees, as at March 31, 2021).
As at March 31, 2022, property tax amounting to Rs 1,001 million (Rs. 958 million as at March 31, 2021) has been demanded by the local municipal authorities in respect of vacant land of the Company in the plant in Pimpri ((including residential land), Chinchwad and Chikali Pune. The Company had filed Special Leave Petition (SLP) before the Supreme Court against an unfavorable decision of the Bombay High Court. The Hon’ble Supreme Court had disposed of the SLP and remanded the matter back to the local municipal corporation for fresh adjudication.After fresh hearing, the municipal authority again passed the same order as it had passed earlier, which the Company has challenged before the Civil Court. The Civil Court has passed an injunction order restraining the municipal authority from taking any action of recovery.
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
The Company has, consequent to an Order of the Hon’ble Supreme Court of India in the case of R.C.Gupta Ors. Vs Regional Provident Fund Organisation and Ors., evaluated the impact on its employee pension scheme and concluded that this is not applicable to the Company based on external legal opinion and hence it is not probable that there will be an outflow of resources. Further a Supreme Court of India bench, allowed the review petitions filed by the Employees Provident Fund Organisation (EPFO) and decided to reconsider the previous order that permitted grant of Provident Fund pension on last drawn salary. The Supreme Court has recalled its 2019 order which had paved way for pension on last drawn salary for employees by removing the current salary ceiling of Rs 15,000.
Commitments
The Company has entered into various contracts with vendors and contractors for the acquisition of plant and machinery, equipment and various civil contracts of a capital nature amounting to Rs. 88,475 million as at March 31, 2022
(
Rs.96,325 million as at March 31, 2021), which are yet to be executed.
The Company has entered into various contracts with vendors and contractors for the acquisition of intangible assets of a capital nature amounting to Rs.3,358 million as at March 31, 2022, (Rs.2,511 million as at March 31, 2021), which are yet to be executed.
Under the joint venture agreement with Chery Jaguar Land Rover Automotive Co. Limited, the Company has an outstanding commitment of Rs.18,230 million as at March 31, 2022 (Rs.17,014 million as at March 31, 2021) towards its share in the capital of the joint venture.

F-
80

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
The following table summarizes the capital of the Company:

	As at March 31,
	2022		2022	2021
	(In millions)
Equity*	US$	5,418.3	Rs.410,673.3	Rs.430,135.5
Short-term borrowings and current portion of long-term debt		5,530.6	419,178.7	427,917.4
Long-term debt		12,896.9	977,483.5	931,019.7

Total debt		18,427.5	1,396,662.2	1,358,937.1

Total capital (Debt + Equity)	US$	23,845.8	Rs.1,807,335.5	Rs.1,789,072.6

*	Details of equity :

	As at March 31,
	2022		2022	2021
	(In millions)
Total equity as reported in balance sheet	US$	5,812.7	Rs.440,564.6	Rs.519,135.8
Currency translation reserve attributable to
- Shareholders of Tata Motors Limited		(1,168.5)	(88,560.6)	(89,692.0)
- Non-controlling interests		(3.5)	(265.4)	(536.5)
Hedging reserve		789.0	59,799.0	1,222.1
Cost of hedge reserve		(11.4)	(864.3)	6.1

Equity as reported above	US$	5,418.3	Rs.410,673.3	Rs.430,135.5

39.	Financial Instruments

39A.	Accounting policy

i)	Recognition
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

F-
81

Subsequently, financial instruments are measured according to the category in which they are classified.
Classification and measurement – financial assets
Classification of financial assets is based on the business model in which the instruments are held as well as the characteristics of their contractual cash flows. The business model is based on management’s intention and past pattern of transactions. Financial assets with embedded derivatives are considered in their entirety when determining whether their cash flows are solely payment of principal and interest. The Company reclassifies financial assets when and only when its business model for managing those assets changes.
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

F-
82

ii)	Determination of fair value:
Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date, regardless of whether that price is directly observable or estimated using another valuation technique.
The fair value of a financial instrument on initial recognition is normally the transaction price (fair value of the consideration given or received).
In estimating the fair value of an asset or liability, the Group takes into account the characteristics of the asset or liability if market participants would take those characteristics into account when pricing the asset or liability at the measurement date.

iii)	Derecognition of financial assets and financial liabilities:
The Company derecognizes a financial asset only when the contractual rights to the cash flows from the asset expires or it transfers the financial asset and substantially all the risk and rewards of ownership of the asset to another entity. If the Company neither transfers nor retains substantially all the risks and rewards of the ownership and continues to control the transferred asset, the Company recognizes its retained interest in the asset and an associated liability for the amounts it may have to pay. If the Company retains substantially all the risks and rewards of ownership of a transferred financial asset, the Company continues to recognize the financial asset and also recognizes a collateralized borrowing for the proceeds received. Any gain or loss arising on derecognition is recognised in profit or loss. When a financial instrument is derecognized, the cumulative gain or loss in equity (if any) is transferred to the consolidated income statement unless it was an equity instrument electively held at fair value through other comprehensive income. In this case, any cumulative gain or loss in equity is transferred to retained earnings. Financial assets are written off when there is no reasonable expectation of recovery. The Company reviews the facts and circumstances around each asset before making a determination. Financial assets that are written off could still be subject to enforcement activities.
Financial liabilities are derecognized when these are extinguished, that is when the obligation is discharged, cancelled or has expired.

F-
83

Disclosures on financial instruments

39B.	This section gives an overview of the significance of financial instruments for the Company and provides additional information on balance sheet items that contain financial instruments.
Financial assets and liabilities
The following table presents the carrying amounts and fair value of each category of financial assets and liabilities as at March 31, 2022.

(a) Financial assets	Cash and other financial assets at amortized cost		Non-Derivative Financial assets at fair value		Derivatives other than in hedging relationship (at fair value through profit or loss)		Derivatives in hedging relationship (at fair value)		Total carrying value		Total fair value		Total carrying value		Total fair value

	(In millions)
Cash and cash equivalents	Rs.	381,590.1	Rs.	—	Rs.	—	Rs.	—	Rs.	381,590.1	Rs.	381,590.1	US$	5,034.7	US$	5,034.7
Short-term deposits		20,375.8		—		—		—		20,375.8		20,375.8		268.8		268.8
Finance receivables		191,409.2		140,902.9		—		—		332,312.1		334,954.9		4,384.5		4,419.4
Trade receivables		124,421.2		—		—		—		124,421.2		124,421.2		1,641.6		1,641.6
Other investments – non-current		5,426.1		17,783.1		—		—		23,209.2		23,209.2		306.2		306.2
Other investments – current		169,051.0		58,041.2		—		—		227,092.2		227,092.2		2,996.2		2,996.2
Other financial assets – current		40,258.6		—		13,334.3		5,850.6		59,443.5		59,443.5		784.3		784.3
Other financial assets – non-current		40,052.5		—		12,229.9		7,946.0		60,228.4		60,228.4		794.6		794.6

Total	Rs.	972,584.5	Rs.	216,727.2	Rs.	25,564.2	Rs.	13,796.6	Rs.	1,228,672.5	Rs.	1,231,315.3	US$	16,210.9	US$	16,245.8

Financial liabilities	Other financial liabilities (at amortized cost)		Derivatives other than in hedging relationship (at fair value)		Derivatives in hedging relationship (at fair value)		Total carrying value		Total fair value		Total carrying value		Total fair value

	(In millions)
Accounts payable	Rs.	649,452.8	Rs.	—	Rs.	—	Rs.	649,452.8	Rs.	649,452.8	US$	8,568.8	US$	8,568.8
Acceptances		97,799.5		—		—		97,799.5		97,799.5		1,290.4		1,290.4
Short-term debt (excluding current portion of long-term debt)		173,783.7		—		—		173,783.7		173,783.7		2,292.9		2,292.9
Long-term debt (including current portion of long-term debt) (refer note below)		1,222,878.4		—		—		1,222,878.4		1,223,740.8		16,134.6		16,145.9
Other financial liabilities – current		58,115.2		3,060.0		41,374.2		102,549.4		102,549.4		1,353.0		1,353.0
Other financial liabilities – non-current		78,813.2		5,297.4		28,858.0		112,968.6		115,880.1		1,490.5		1,528.9

Total	Rs.	2,280,842.8	Rs.	8,357.4	Rs.	70,232.2	Rs.	2,359,432.4	Rs.	2,363,206.3	US$	31,130.2	US$	31,179.9

Note:
1
Includes Rs. 74,735.6 million designated as hedged item in fair value hedge relationship. This includes a loss of Rs. 6,780.5 million on account of fair value changes attributable to the hedged interest rate risk.

2	Includes Rs. 91,833 million (GBP 924 million) designated as hedging instruments in net investment hedge relationship.

F-
84

The following table presents the carrying amounts and fair value of each category of financial assets and liabilities as at March 31, 2021.

Financial assets	Cash and other financial assets at amortized cost		Non-Derivative Financial assets at fair value		Derivatives other than in hedging relationship (at fair value through profit or loss)		Derivatives in hedging relationship (at fair value)		Total carrying value		Total fair value
	(In millions)
Cash and cash equivalents	Rs.	317,000.1	Rs.	—	Rs.	—	Rs.	—	Rs.	317,000.1	Rs.	317,000.1
Short-term deposits		143,460.0		—		—		—		143,460.0		143,460.0
Finance receivables		267,260.2		79,888.9		—		—		347,149.1		350,497.7
Trade receivables		126,790.8		—		—		—		126,790.8		126,790.8
Other investments – non-current		—		13,683.0		—		—		13,683.0		13,683.0
Other investments – current		160,788.4		29,723.4		—		—		190,511.8		190,511.8
Other financial assets -current		49,187.4		—		7,598.8		20,915.4		77,701.6		77,701.6
Other financial assets- non-current		37,573.5		—		6,375.2		26,237.0		70,185.7		70,185.7

Total	Rs.	1,102,060.4	Rs.	123,295.3	Rs.	13,974.0	Rs.	47,152.4	Rs.	1,286,482.1	Rs.	1,289,830.7

Financial liabilities	Other financial liabilities (at amortized cost)		Derivatives other than in hedging relationship (at fair value)		Derivatives in hedging relationship (at fair value)		Total carrying value		Total fair value
	(In millions)
Accounts payable	Rs.	739,739.6	Rs.	—	Rs.	—	Rs.	739,739.6	Rs.	739,739.6
Acceptances		78,603.1		—		—		78,603.1		78,603.1
Short-term debt (excluding current portion of long-term debt)		216,627.9		—		—		216,627.9		216,627.9
Long-term debt (including current portion of long-term debt) (refer note below)		1,142,309.2		—		—		1,142,309.2		1,093,175.6
Other financial liabilities – current		63,256.1		6,866.4		17,335.4		87,457.9		87,457.9
Other financial liabilities – non-current		59,089.8		7,635.2		12,959.1		79,684.1		86,420.3

Total	Rs.	2,299,625.7	Rs.	14,501.6	Rs.	30,294.5	Rs.	2,344,421.8	Rs.	2,302,024.4

1
Includes Rs. 79,000.2 million designated as hedged item in fair value hedge relationship. This includes a loss of Rs. 100.8 million on account of fair value changes attributable to the hedged interest rate risk.

2	Includes Rs. 62,978.4 million (GBP 625 million) designated as hedging instruments in net investment hedge relationship.

F-
85

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

	As at March 31, 2022
	Level 1		Level 2		Level 3		Total
	(In millions)
Financial assets measured at fair value
Investments	Rs.	65,555.3	Rs.	—	Rs.	10,269.0	Rs.	75,824.3
Derivative assets		—		39,360.8		—		39,360.8
Finance receivables		—		—		140,902.9		140,902.9

Total	Rs.	65,555.3	Rs.	39,360.8	Rs.	151,171.9	Rs.	256,088.0

	US$	864.9	US$	519.3	US$	1,994.5	US$	3,378.7

Financial liabilities measured at fair value
Derivative liabilities	Rs.	—	Rs.	78,589.6	Rs.	—	Rs.	78,589.6
Financial Liabilities		—		12,500.0		—		12,500.0

Total	Rs.	—	Rs.	91,089.6	Rs.	—	Rs.	91,089.6

	US$	—	US$	1,201.8	US$	—	US$	1,201.8

Costs of certain unquoted equity instruments have been considered as an appropriate estimate of fair value because these investments are subject to a wide range of possible fair value measurements and cost represents the best estimate of fair value within that range. These investments in equity instruments are not held for trading. Instead, they are held for medium or long-term strategic purpose. Upon the application of IFRS 9, the Company has chosen to designate these investments in equity instruments as at FVOCI as the management believe that this provides a more meaningful presentation for medium or long-term strategic investments, than reflecting changes in fair value in profit or loss.
Fair values of forward derivatives and commodity swap contracts are estimated by discounting expected future contractual cash flows using prevailing market interest rate curves. Option contracts are fair valued using standard options pricing methodology, based on prevailing market interest rates and volat il
ity.

Reconciliation of financial assets measured at fair value using significant unobservable inputs (Level 3)	For the year ended March 31,
	2022		2022		2021
Balance at the beginning	US$	1,168.7	Rs.	88,578.0	Rs.	44,313.8
Originated or purchased during the period		1,344.3		101,887.9		61,529.3
Interest accrued on loans measured at FVOCI		5.3		398.8		177.1
Disposals during the period		(537.6)		(40,748.7)		(19,762.0)
Loan loss provision recognised		(18.3)		(1,383.9)		—
Fair value changes recognized through OCI		28.0		2,122.0		2,411.7
Fair value changes recognized through P & L		2.8		209.1		(83.4)
Foreign exchange translation difference		1.4		108.7		(8.5)

Balance at the end	US$	1,994.6	Rs.	151,171.9	Rs.	88,578.0

F-
86

	As at March 31, 2021
	Level 1		Level 2		Level 3		Total

	(In millions)
Financial assets measured at fair value
Investments	Rs.	34,715.5	Rs.	—	Rs.	8,689.1	Rs.	43,404.6
Derivative assets		—		61,126.4		—		61,126.4
Finance receivables		—		—		79,888.9		79,888.9

Total	Rs.	34,715.5	Rs.	61,126.4	Rs.	88,578.0	Rs.	184,419.9

Financial liabilities measured at fair value
Derivative liabilities	Rs.	—	Rs.	44,796.1	Rs.	—	Rs.	44,796.1

Total	Rs.	—	Rs.	44,796.1	Rs.	—	Rs.	44,796.1

There have been no transfers between level 1, level 2 and level 3 for the year ended March 31, 2022 and 2021.
The following table provides an analysis of fair value of financial instruments that are not measured at fair value on recurring basis, grouped into Level 1 to Level 3 categories

	As at March 31, 2022
	Level 1		Level 2		Level 3		Total

	(In millions)
Financial assets not measured at fair value
Finance receivables		—		—		194,052.0		194,052.0
Other investments		174,477.1		—		—		174,477.1

Total	Rs.	174,477.1	Rs.	—	Rs.	194,052.0	Rs.	368,529.1

	US$	2,302.0	US$	—	US$	2,560.3	US$	4,862.3

Financial liabilities not measured at fair value
Short-term debt (excluding current portion of long-term debt)		—		173,783.8		—		173,783.8
Long-term debt (including current portion of long-term debt)		571,882.4		651,858.4		—		1,223,740.8

Total	Rs.	571,882.4	Rs.	825,642.2	Rs.	—	Rs.	1,397,524.6

	US$	7,545.4	US$	10,893.6	US$	—	US$	18,439.0

	As at March 31, 2021
	Level 1		Level 2		Level 3		Total

	(In millions)
Financial assets not measured at fair value
Finance receivables		—		—		270,608.8		270,608.8
Other investments		160,788.4		—		—		160,788.4

Total	Rs.	160,788.4	Rs.	—	Rs.	270,608.8	Rs.	431,397.2

Financial liabilities not measured at fair value
Short-term debt (excluding current portion of long-term debt)		—		216,627.9		—		216,627.9
Long-term debt (including current portion of long-term debt)		547,498.3		545,677.3		—		1,093,175.6

Total	Rs.	547,498.3	Rs.	762,305.2	Rs.	—	Rs.	1,309,803.5

Other short-term financial assets and liabilities are stated at amortized cost which is approximately equal to their fair value.
The fair value of finance receivables has been estimated by discounting expected cash flows using rates at which loans of similar credit quality and maturity would be made and internal assumptions such as expected credit losses and estimated collateral value for repossessed vehicles as at March 31, 2022 and 2021. Since unobservable inputs are applied, finance receivables are classified in Level 3.
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

F-8
7

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
The following table discloses the amounts that have been offset, in arriving at the balance sheet presentation and the amounts that are available for offset only under certain conditions as at March 31, 2022:

	Gross amount recognized		Gross amount recognized as set off in the balance sheet		Net amount presented in the balance sheet		Amounts subject to an enforceable master netting arrangement				Net amount after offsetting
Financial assets							Financial instruments		Cash collateral (received/ pledged)

	(In millions)
Derivative financial instruments	Rs.	39,360.8	Rs.	—	Rs.	39,360.8	Rs.	(28,168.9)	Rs.	—	Rs.	11,191.9
Trade receivables		124,437.6		(16.4)		124,421.2		—		—		124,421.2
Cash and cash equivalents		397,299.0		(15,708.9)		381,590.1		—		—		381,590.1

Total	Rs.	561,097.4	Rs.	(15,725.3)	Rs.	545,372.1	Rs.	(28,168.9)	Rs.	—	Rs.	517,203.2

	US$	7,403.1	US$	(207.5)	US$	7,195.6	US$	(371.7)	US$	—	US$	6,823.9

Financial liabilities
Derivative financial instruments	Rs.	78,589.6	Rs.	—	Rs.	78,589.6	Rs.	(28,168.9)	Rs.	—	Rs.	50,420.7
Accounts payable		649,469.2		(16.4)		649,452.8		—		—		649,452.8
Loans from banks/financial institutions (short-term)		128,510.9		(15,708.9)		112,802.0		—		—		112,802.0

Total	Rs.	856,569.7	Rs.	(15,725.3)	Rs.	840,844.4	Rs.	(28,168.9)	Rs.	—	Rs.	812,675.5

	US$	11,301.5	US$	(207.5)	US$	11,094.0	US$	(371.7)	US$	—	US$	10,722.3

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

F-
88

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
The carrying amount of trade receivables and finance receivables transferred along with the associated liabilities is as follows:

	As at March 31,
	2022				2022					2021
Nature of Asset	Carrying amount of asset transferred		Carrying amount of associated liabilities		Carrying amount of asset transferred			Carrying amount of associated liabilities		Carrying amount of asset transferred			Carrying amount of associated liabilities

	(In millions)
Trade receivables	US$	4.2	US$	4.2	Rs.	318.0		Rs.	318.0	Rs.	2,383.5		Rs.	2,383.5
Finance receivables	US$	164.5	US$	155.9	Rs.	12,464.8	*	Rs.	11,817.2	Rs.	30,084.3	*	Rs.	29,721.6

*	Net of provision of Rs. 239.5 million and Rs. 534.9 million as at March 31, 2022 and 2021, respectively.

(c)	Cash flow hedges
Accounting policy
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

F-
89

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

F-
90

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
Changes in fair value of foreign currency derivative and bonds, to the extent determined to be an effective hedge, is recognized in other comprehensive income and the ineffective portion of the fair value change is recognized in the consolidated income statement. The fair value gain/losses recorded in hedge reserve and cost of hedge reserve is recognized in the consolidated income statement when the forecasted transactions affects profit or loss. The accumulated gain/losses in hedge reserve and cost of hedge reserve are expected to be recognized in the consolidated income statement during the years ending March 31, 2021 to 2025.
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
In light of the impact of COVID-19 on forecast exposures, the Company reassessed existing hedging relationships and released amounts deferred in equity to consolidated income statement
where appropriate.

	Year ended March 31,
	2022		2022	2021	2020

	(In millions)
Fair value gain/(loss) on foreign currency derivative contracts recognized in Hedging reserve	US$	(1,039.4)	Rs.(78,778.3)	Rs.65,674.3	Rs.(23,993.3)
Fair value gain/(loss) on foreign currency bonds recognized in Hedging reserve		(50.5)	(3,824.1)	(21,527.6)	(618.3)
Fair value gain/(loss) on cross currency interest rate swaps entered for cash flow hedges of repayment of foreign currency denominated borrowings recognized in Hedging reserve		(0.7)	(52.5)	294.1	(818.9)
Fair value gain/(loss) on interest rate swaps entered for cash flow hedges of payment of interest on borrowings that are benchmarked to libor		—	—	(192.1)	(152.89)

Gain/(loss) recognized in other comprehensive income during the year	US$	(1,090.6)	Rs.(82,654.9)	Rs.44,248.7	Rs.(25,583.4)

Gain/(loss) reclassified from Hedging reserve and recognized in ‘Revenue’ in the income statement on occurance of forecast sales	US$	100.6	Rs.7,626.5	Rs.(10,540.1)	Rs.(50,511.8)
Gain/(loss) reclassified out of Hedging reserve and recorded in ‘Raw materials, components and consumables’ in the income statement when forecast purchases affect income statement		—	—	(1,533.3)	—
Gain/(loss) reclassified from Hedging reserve and recognized in ‘Foreign exchange (gain)/loss (net)’ in the income statement for the case where on account of forecasted transactions are no longer expected to occur		13.9	1,051.0	3,320.1	147.8
Gain/(loss) reclassified from cost of Hedge reserve and recognized in ‘Foreign exchange (gain)/loss (net)’ in the income statement for the case where on account of forecasted transactions are no longer expected to occur		—	(0.5)	—	—
Gain/(loss) reclassified from Hedging reserve and recognized in ‘Foreign exchange (gain)/loss (net)’ in the income statement for repayment of foreign currency denominated borrowings		(7.7)	(583.9)	(1,448.0)	1,203.5

Gain/(loss) reclassified from other comprehensive income to the consolidated income statement	US$	106.8	Rs.8,093.1	Rs.(10,201.3)	Rs.(49,160.5)

F-
91

(d)	Financial risk management
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

F-
92

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
The following table sets forth information relating to foreign currency exposure (other than risk arising from derivatives disclosed at clause (iv) below) as at March 31, 2022:

	U.S. dollar		Euro		Chinese Renminbi		GBP		Canadian dollar		Others*		Total
	(In millions)
Financial assets	Rs.	168,327.4	Rs.	103,507.9	Rs.	39,109.4	Rs.	1,442.6	Rs.	11,908.4	Rs.	28,361.20	Rs.	352,656.9
Financial liabilities	Rs.	452,541.9	Rs.	421,914.3	Rs.	114,459.1	Rs.	5,198.1	Rs.	2,714.2	Rs.	24,536.50	Rs.	1,021,364.1

*	Others mainly include currencies such as the Russian rouble, Singapore dollars, Swiss franc, Australian dollars, South African rand, Thai baht, Japanese Yen and Korean won.
The table below outlines the effect change in foreign currencies exposure for the year ended March 31, 2022:

Change in assumption	Impact on Company’s net income before tax for financial assets	Impact on Company’s net income before tax for financial liabilities
Appreciation in foreign currencies by 10%	Increase by Rs. 35,265.7 million	Decrease by Rs. (102,136.4) million
Depreciation in foreign currencies by 10%	Decrease by Rs. (35,265.7) million	Increase by Rs. 102,136.4 million
The following table set forth information relating to foreign currency exposure (other than risk arising from derivatives disclosed at clause (iv) below) as at March 31, 2021:

	U.S. dollar	Euro	Chinese Renminbi		GBP		Canadian dollar		Others*	Total
	(In millions)
Financial assets	Rs.181,174.9	Rs.113,988.0	Rs.	34,468.8	Rs.	7,817.4	Rs.	4,761.5	Rs.26,522.2	Rs.	368,732.8
Financial liabilities	Rs.480,423.3	Rs.433,444.1	Rs.	120,331.7	Rs.	56,714.0	Rs.	13,253.5	Rs.28,956.2	Rs.	1,133,122.8

*	Others mainly include currencies such as the Russian rouble, Singapore dollars, Swiss franc, Australian dollars, South African rand, Thai baht, Japanese Yen and Korean won.
The table below outlines the effect change in foreign currencies exposure for the year ended March 31, 2021:

Change in assumption	Impact on Company’s net income before tax for financial assets	Impact on Company’s net income before tax for financial liabilities
Appreciation in foreign currencies by 10%	Increase by Rs. 36,873.3 million	Decrease by Rs. (113,312.3) million
Depreciation in foreign currencies by 10%	Decrease by Rs. (36,873.3) million	Increase by Rs. 113,312.3 million
The following table set forth information relating to foreign currency exposure (other than risk arising from derivatives disclosed at clause (iv) below) as at March 31, 2020:

	U.S. dollar	Euro	Chinese Renminbi	GBP	Japanese Yen	Others*	Total
	(In millions)
Financial assets	Rs.185,949.4	Rs.114,145.3	Rs.45,268.6	Rs.13,133.8	Rs.15,354.1	Rs.24,122.7	397,973.9
Financial liabilities	Rs.400,452.8	Rs.409,942.4	Rs.49,092.8	Rs.62,634.1	Rs.7,581.2	Rs.30,946.8	960,650.1

*	Others mainly include currencies such as the Russian rouble,Singapore dollars, Swiss franc, Australian dollars, South African rand, Singapore dollars, Thai baht and Korean won.

F-
93

The table below outlines the effect change in foreign currencies exposure for the year ended March 31, 2020:

Change in assumption	Impact on Company’s net income before tax for financial assets	Impact on Company’s net income before tax for financial liabilities	Impact on Company’s other comprehensive income for financial liabilities
Appreciation in foreign currencies by 10%	Increase by Rs. 39,797.4 million	Decrease by Rs. (96,065.0) million	Decrease by Rs. (7,562.8) million
Depreciation in foreign currencies by 10%	Decrease by Rs. (39,797.4) million	Increase by Rs. 96,065.0 million	Increase by Rs. 7,562.8 million
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
As at March 31, 2022, 2021 and 2020, financial liabilities of Rs. 516,114.0 million, Rs. 465,893.8 million and Rs. 450,211.5 million, respectively, were subject to variable interest rates. Increase/decrease of 100 basis points in interest rates at the balance sheet date would result in an impact (decrease/increase of net income ) of Rs. 5,161.1 million, Rs. 4,658.9 million and Rs. 4,502.1 million on income for the years ended March 31, 2022, 2021 and 2020, respectively.
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
The fair value of some of the Company’s investments in equity securities exposes the Company to equity price risks. In general, these securities are not held for trading purposes. These investments are subject to changes in the market price of securities. The fair value of quoted equity securities measured at FVOCI as at March 31, 2022, 2021 and 2020, was Rs.8,029.1 million, Rs.4,993.7 million and Rs.1,586.8 million, respectively. A 10% change in equity prices of quoted equity securities measured at FVOCI held as at March 31, 2022, 2021 and 2020, would result in a pre-tax impact of Rs.802.9 million, Rs.499.4 million and Rs.158.7 million on equity, respectively.

F-
94

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
The carrying amount of financial assets represents the maximum credit exposure. The maximum exposure to credit risk was Rs. 1,219,374.6 million as at March 31, 2022 and Rs. 1,278,725.2 million as at March 31, 2021, being the total of the carrying amount of balances with banks, short term deposits with banks, trade receivables, finance receivables, margin money and other financial assets excluding equity investments.
Financial assets that are neither past due nor impaired
None of the Company’s cash equivalents, including time deposits with banks, are past due or impaired. Regarding trade receivables and other receivables, and other loans or receivables that are neither impaired nor past due, there were no indications as at March 31, 2022, and March 31,2021, that defaults in payment obligations will occur.
Credit quality of financial assets and impairment loss
The ageing of trade receivables and finance receivables as of balance sheet date is given below. The age analysis have been considered from the due date

	As at March 31,
	2022		2022		2022		2022	2022	2022		2021	2021	2021
Trade receivables	Gross		Allowance		Net		Gross	Allowance	Net		Gross	Allowance	Net
	(In millions)
Period (in months)
Not due	US$	1,358.4	US$	(6.7)	US$	1,351.7	Rs.102,955.3	Rs.(509.5)	Rs.102,445.8		Rs.102,967.2	Rs.(307.8)	Rs.102,659.4
Overdue up to 3 months		178.1		(4.6)		173.5	13,500.4	(347.4)	13,153.0		14,457.8	(291.1)	14,166.7
Overdue 3-6 months		27.2		(2.1)		25.1	2,067.2	(161.9)	1,905.3		2,466.9	(69.3)	2,397.6
Overdue more than 6 months		190.2		(98.9)		91.3	14,414.0	(7,496.9)	6,917.1	*	16,790.8	(9,223.7)	7,567.1	*

Total	US$	1,753.9	US$	(112.3)	US$	1,641.6	Rs.132,936.9	Rs.(8,515.7)	Rs.124,421.2		Rs.136,682.7	Rs.(9,891.9)	Rs.126,790.8

Trade receivables overdue more than six months include
Rs. 5,144.8 million
as at March 31, 2022 (Rs
.
5,389.1

million as at March 31, 2021) outstanding from state government organizations in India, which are considered recoverable.
The Company makes allowances for losses on its portfolio of finance receivable on the basis of expected future collection from receivables. The future collection are estimated on the basis of past collection trend which are adjusted for changes in current circumstances as well as expected changes in collection based on expectations with respect to certain macro economic factor like GDP growth, fuel price and inflation.

	As at March 31,
	2022		2022		2022		2022	2022	2022	2021	2021	2021
Finance receivables #	Gross		Allowance		Net		Gross	Allowance	Net	Gross	Allowance	Net
	(In millions)
Period (in months)
Not due*	US$	4,369.7	US$	(161.3)	US$	4,208.4	Rs.331,186.7	Rs.(12,223.3)	Rs.318,963.4	Rs.342,131.9	Rs.(9,383.1)	Rs.332,748.8
Overdue up to 3 months		72.1		(2.1)		70.0	5,463.0	(160.8)	5,302.2	8,711.0	(611.2)	8,099.8
Overdue more than 3 months		181.2		(75.1)		106.1	13,736.7	(5,690.2)	8,046.5	8,783.0	(2,482.5)	6,300.5

Total	US$	4,623.0	US$	(238.5)	US$	4,384.5	Rs.350,386.4	Rs.(18,074.3)	Rs.332,312.1	Rs.359,625.9	Rs.(12,476.8)	Rs.347,149.1

#	Finance receivables originated in India.
*	Allowance in the “Not due” category includes allowance against installments pertaining to impaired finance receivables which have not yet fallen due.

F-
95

(iii)	Liquidity risk
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
The Company also constantly monitors funding options available in the debt and capital markets with a view to maintaining financial flexibility.
The table below provides undiscounted contractual maturities of financial liabilities, including estimated interest payments as at March 31, 2022:

	Carrying amount		Due in 1 st Year		Due in 2 nd Year		Due in 3 rd to 5 th Year		Due after 5 th Year		Total contractual cash flows
			(In millions)
Financial liabilities
Accounts payable and acceptances	Rs.	747,252.3	Rs.	747,252.3	Rs.	—	Rs.	—	Rs.	—	Rs.	747,252.3	US$	9,859.2
Borrowings and interest thereon		1,414,130.2		436,646.7		316,506.7		586,104.1		199,563.7		1,538,821.2		20,303.1
Lease liabilities		67,719.8		13,161.3		11,483.4		24,914.0		59,728.7		109,287.4		1,441.9
Other financial liabilities		51,740.5		32,551.8		1,653.4		1,834.4		38,947.3		74,986.9		989.4
Derivative liabilities		78,589.6		50,876.4		27,754.6		28,315.5		149.4		107,095.9		1,413.0

Total	Rs.	2,359,432.4	Rs.	1,280,488.5	Rs.	357,398.1	Rs.	641,168.0	Rs.	298,389.1	Rs.	2,577,443.7	US$	34,006.6

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

	Carrying amount		Due in 1 st Year	Due in 2 nd Year	Due in 3 rd to 5 th Year	Total contractual cash flows
	(In millions)
Collateralized debt obligations	Rs.	11,825.4	Rs.9,117.5	Rs.3,285.8	Rs.160.6	Rs.12,563.9	US$	165.8
The table below provides details regarding the contractual maturities of financial liabilities, including estimated interest payments as at March 31, 2021:

	Carrying amount		Due in 1 st Year		Due in 2 nd Year		Due in 3 rd to 5 th Year		Due after 5 th Year		Total contractual cash flows
	(In millions)
Financial liabilities
Accounts payable and acceptances	Rs.	818,342.7	Rs.	818,342.7	Rs.	—	Rs.	—	Rs.	—	Rs.	818,342.7
Borrowings and interest thereon		1,374,969.4		491,033.1		277,997.0		563,297.2		164,446.8		1,496,774.1
Lease Liabilities		62,260.6		13,073.6		10,919.1		24,466.9		48,123.8		96,583.4
Other financial liabilities		44,053.0		39,083.8		2,183.2		4,167.6		1,001.9		46,436.5
Derivative liabilities		44,796.1		25,983.1		11,937.8		12,299.3		—		50,220.2

Total	Rs.	2,344,421.8	Rs.	1,387,516.3	Rs.	303,037.1	Rs.	604,231.0	Rs.	213,572.5	Rs.	2,508,356.9

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

	Carrying amount	Due in 1 st Year	Due in 2 nd Year	Due in 3 rd to 5 th Year	Total contractual cash flows
(In millions)
Collateralized debt obligations	Rs.29,736.5	Rs.19,264.7	Rs.10,302.5	Rs.3,550.5	Rs.33,117.7

F-9
6

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
Fair value of derivative financial instruments are determined using valuation techniques based on information derived from observable market data.
The fair value of derivative financial instruments is as follows:

	As at March 31,
	2022		2022	2021
	(In millions)
Foreign currency forward exchange contracts and options	US$	(705.8)	Rs.(53,493.3)	Rs.18,957.2
Commodity Derivatives		159.6	12,098.5	133.2
Others including interest rate and currency swaps		28.6	2,166.0	(2,760.1)

Total	US$	(517.6)	Rs.(39,228.8)	Rs.16,330.3

The gain/loss in foreign currency derivatives which are not hedge accounted, recognized in “Foreign exchange (gain) / loss(net) in the income statement was
Rs. 2,773.2 million
(gain), Rs. 8,407.4 million (loss) and Rs. 5,995.3 million (gain) for the years ended March 31, 2022, 2021 and 2020 , respectively.
Following table provides sensitivity analysis in relation to derivative contracts:

	As at March 31,
	2022		2022		2021		2020
	(In millions)
10% depreciation of foreign currency:
Gain/(loss) in hedging reserve	US$	1,260.1	Rs.	95,506.1	Rs.	47,227.0	Rs.	54,467.4
Gain/(loss) in consolidated income statement	US$	(442.4)	Rs.	(33,529.9)	Rs.	(22,584.4)	Rs.	(8,848.9)
10% Appreciation of foreign currency:
Gain/(loss) in hedging reserve	US$	(1,469.3)	Rs.	(111,364.2)	Rs.	(54,535.1)	Rs.	(53,930.9)
Gain/(loss) in consolidated income statement	US$	640.9	Rs.	48,574.9	Rs.	29,797.7	Rs.	10,651.7

(v)	Commodity Price Risk
The Company is exposed to commodity price risk arising from the purchase of certain raw materials such as aluminium, copper, platinum and palladium. This risk is mitigated through the use of derivative contracts and fixed-price contracts with suppliers. The derivative contracts are not hedge accounted under IFRS 9 but are instead measured at fair value through profit or loss.
The gain/(loss) on commodity derivative contracts, recognized in the income statement was Rs. 13,705.7 million, Rs. 13,820.9 million and Rs. (6,881.8) million for the years ended March 31, 2022, 2021 and 2020, respectively
.
In respect of the Company’s commodity derivative contracts, a 10% depreciation/appreciation of all commodity prices underlying such contracts, would have resulted in an approximate gain/(loss) of (Rs.5,924.1 million)/Rs.5,924.1 million, (Rs.3,978.7 million)/Rs.3,978.7 million and (Rs. 4,583.2 million)/Rs. 4,583.2 million in the income statement for the years ended March 31, 2022, 2021 and 2020, respectively.
Exposure to gain/loss on derivative instruments offset to some extent the exposure to foreign currency risk, interest rate risk as disclosed above.
Note: The impact is indicated on the income/loss before consequential tax impact, if any basis).

F-9
7

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
Outstanding contracts

	Average strike rate		Nominal amounts						Carrying value
	(in GBP)		(in millions)						(in millions)
	As at March 31,		As at March 31,						As at March 31,
	2022	2021	2022		2022		2021		2022		2022		2021
Foreign currency forwards
Cash flow hedges - USD
Sell - USD/ Buy - GBP
<1 year	0.7604	0.7596	US$	3,780.2	Rs.	286,513.9	Rs.	285,498.4	US$	6.2	Rs.	470.3	Rs.	13,752.9
Between 1-5 years	0.7361	0.7654		4,898.4		371,259.9		311,993.7		(101.5)		(7,696.4)		17,322.6

Cash flow hedges - Chinese Yuan
Sell - Chinese Yuan / Buy - GBP
<1 year	0.1094	0.1098		3,697.4		280,236.8		166,000.0		(308.1)		(23,349.9)		1,259.2
Between 1-5 years	0.1123	0.1088		4,619.2		350,103.6		63,340.3		(164.8)		(12,487.6)		1,073.4
Cash flow hedges - Euro
Buy - Euro / Sell - GBP
<1 year	0.8875	0.9069		3,794.0		287,560.3		271,605.5		(145.9)		(11,058.9)		(13,758.8)
Between 1-5 years	0.8860	0.9010		1,644.6		124,646.1		191,395.0		(6.2)		(467.3)		(8,191.9)
Cash flow hedges - USD
Buy - USD / Sell - INR
<1 year	71.1579	72.4030		140.8		10,671.5		7,914.2		8.8		663.8		(22.7)
Cash flow hedges - Other
<1 year	—	—		1,240.1		93,992.9		122,580.6		(22.2)		(1,679.8)		2,462.6
Between 1-5 years	—	—		1,141.4		86,513.3		85,284.3		(36.6)		(2,776.9)		748.5

Cash flow hedges of foreign exchange risk on recognized debt
Cross currency interest rate swaps
Buy - USD / Sell - GBP
Between 1-5 years	1.3000	1.3000		100.0		7,578.9		7,312.0		20.4		1,548.8		(489.7)
>5 years	0.7592	0.7592	US$	498.0		37,743.3		38,252.8	US$	1.2	Rs.	91.3	Rs.	753.0
Buy - Euro / Sell - GBP
>5 years	0.8912	0.8912		584.6		44,304.6		44,902.6		(50.5)		(3,829.7)		(1,380.6)
Buy - USD / Sell - INR
Between 1-5 years	71.86	71.44		109.4		8,293.2		18,957.5		0.2		14.7		(207.6)
>5 years	83.52	83.52	US$	537.5		40,736.5		39,299.7	US$	57.1		4,325.0		5,066.4

Total foreign currency derivative instruments			US$	26,785.6	Rs.	2,030,154.8	Rs.	1,654,336.7	US$	(741.9)	Rs.	(56,232.6)	Rs.	18,387.3

	Average strike rate		Nominal amounts				Carrying value
			(USD in million)				(in millions)
	as at March 31		as at March 31				as at March 31
	2022	2021	2022		2021		2022		2022		2021
Interest rate swaps linked to LIBOR
>5 years	2.86%	2.86%	US$	237.5	US$	237.5	US$	(2.7)	Rs.	(203.1)	Rs.	(1,529.3)
Total derivatives designated in hedge relationship							US$	(744.6)	Rs.	(56,435.7)	Rs.	16,858.0
Non derivatives designated in hedge relationship

	Average strike rate		Nominal amounts		Carrying value
			(GBP in millions)		(in millions)
	as at March 31		as at March 31		as at March 31
	2022	2021	2022	2021	2022		2022	2021
Net Investment Hedge - GBP	—	—	923.7	625.0	US$	—	Rs. —	Rs.—

F-9
8

40.	Segment reporting

40A.	Accounting policy
The Company primarily operates in the automotive segment. The automotive segment comprises of four reportable segments i.e. Tata Commercial Vehicles, Tata Passenger Vehicles, Jaguar Land Rover and Vehicle Financing. Other operating segments do not meet the quantitative thresholds for disclosure and have been aggregated.
The Company primarily operates in the automotive business. The automotive business includes all activities relating to development, design, manufacture, assembly and sale of vehicles including financing thereof, as well as sale of related parts, accessories and services. The Company provides financing for vehicles sold by dealers in India. The vehicle financing is intended to drive sale of vehicles by providing financing to the dealers’ customers and as such is an integral part of automotive business. The operating results for Vehicle Financing has been adjusted only for finance cost for the borrowings sourced by this segment
.
a)Automotive: The Automotive businessconsists of four reportable segments: Tata Commercial Vehicles, Tata Passenger Vehicles, Jaguar Land Rover and Vehicle Financing.
b) Others: Others consist of IT services and Insurance broking services.
This segment information is provided to and reviewed by the Company’s Chief Operating Decision Maker (CODM).

F-9
9

	For the year ended/As at March 31, 2022
	Automotive and related activity
	Tata and other brand vehicles *								Vehicle Financing		Jaguar Land Rover		Intra- segment eliminations		Total		Others		Inter- segment eliminations		Total
	Commercial Vehicles		Passenger Vehicles		Unallocable		Total

	(In millions)
Revenues:
External revenue	Rs.	521,107.8	Rs.	309,171.8	Rs.	2,258.6	Rs.	832,538.2	Rs.	42,113.4	Rs.	1,864,426.3	Rs.	—	Rs.	2,739,077.9	Rs.	26,689.0	Rs.	—	Rs.	2,765,766.9	US$	36,491.3
Inter-segment/intra-segment revenue	Rs.	(2,090.5)	Rs.	5,280.0	Rs.	—	Rs.	3,189.5	Rs.	2,090.5	Rs.	—	Rs.	(5,280.0)	Rs.	—	Rs.	11,351.8	Rs.	(11,351.8)	Rs.	—	US$	—

Total revenues	Rs.	519,017.3	Rs.	314,451.8	Rs.	2,258.6	Rs.	835,727.7	Rs.	44,203.9	Rs.	1,864,426.3	Rs.	(5,280.0)	Rs.	2,739,077.9	Rs.	38,040.8	Rs.	(11,351.8)	Rs.	2,765,766.9	US$	36,491.3

Earnings before other income, interest and tax (a)	Rs.	(3,560.7)		(13,174.4)		(1,374.6)		(18,109.7)		23,163.2		(41,623.5)		—		(36,570.0)		6,146.4		537.5		(29,886.1)		(394.3)
Finance costs pertaining to borrowings sourced by vehicle financing segment		—		—		—		—		(27,189.3)		—		—		(27,189.3)		—		—		(27,189.3)		(358.7)
Segment results	Rs.	(3,560.7)		(13,174.4)		(1,374.6)		(18,109.7)		(4,026.1)		(41,623.5)		—		(63,759.3)		6,146.4		537.5		(57,075.4)		(753.0)
Share of profit/(loss) of equity accounted investees (net)		—		—		1,224.4		1,224.4		—		(2,055.7)		—		(831.3)		90.7		—		(740.6)		(9.8)
Reconciliation to net income/(loss):																						—		—
Assets written off/loss on sale of assets and others (net)																						555.4		7.3
Other income/(loss) (net)																						47,720.8		629.6
Foreign exchange gain/(loss) (net)																						(805.8)		(10.6)
Interest income																						6,252.1		82.5
Interest expense (net) (excluding pertaining to borrowings sourced by vehicle financing segment)																						(66,073.8)		(872.2)
Income tax expense																						(42,204.9)		(556.8)

Net Income/(loss)																					Rs.	(112,372.2)	US$	(1,483.0)
Depreciation and amortization	Rs.	16,863.5		22,306.9		1,499.3		40,669.7		597.0	Rs.	198,037.6	Rs.	—	Rs.	239,304.3	Rs.	12.8	Rs.	—	Rs.	239,317.1	US$	3,157.5
Capital expenditure	Rs.	19,945.9		6,239.5		10.0		26,195.4		204.3	Rs.	118,549.4	Rs.	—	Rs.	144,949.1	Rs.	446.7	Rs.	—	Rs.	145,395.8	US$	1,918.3
Segment assets	Rs.	272,906.4	Rs.	142,362.9	Rs.	6,289.8	Rs.	421,559.1	Rs.	385,446.7	Rs.	1,689,542.5	Rs.	—	Rs.	2,496,548.3	Rs.	34,650.0	Rs.	(11,294.3)	Rs.	2,519,904.0	US$	33,247.4
Assets classified as held for sale				334.5		64.8		399.3		4,499.0		58.7		—		4,957.0				—		4,957.0		65.4
Investment in equity accounted investees		—		—		5,542.5		5,542.5				31,929.9		—		37,472.4		6,021.5				43,493.9		573.9
Reconciliation to total assets:
Investments																						250,301.4		3,302.5
Current and non-current income tax assets																						14,566.3		192.2
Deferred income taxes																						38,708.7		510.7
Other unallocated financial assets 1																						351,671.4		4,639.8

Total assets																					Rs.	3,223,602.7	US$	42,531.9

Segment liabilities	Rs.	210,850.4	Rs.	109,216.0	Rs.	2,095.5	Rs.	322,161.9	Rs.	9,662.0	Rs.	913,816.1	Rs.	(886.0)	Rs.	1,244,754.0	Rs.	20,201.5	Rs.	(2,697.8)	Rs.	1,262,257.7	US$	16,654.1
Reconciliation to total liabilities:
Borrowings																						1,396,662.2		18,427.5
Current income tax liabilities																						12,538.5		165.4
Deferred income taxes																						15,584.4		205.6
Other unallocated financial liabilities 2																						95,995.3		1,266.6

Total liabilities																					Rs.	2,783,038.1	US$	36,719.2

*	Tata and other brand vehicles include Tata Daewoo and Fiat brand vehicles.
1.	Includes interest-bearing deposits and accrued interest income.
2.	Includes interest accrued and other interest bearing liabilities.
a.
Earnings before other income, interest and tax is Earnings before share of profit/(loss) of equity accounted investees (net), assets written off/loss on sale of assets and others (net), other income/(loss) (net) (excluding government incentives), foreign exchange gains/(loss) (net), interest income, interest expense (net) and income tax expense.

	For the year ended/As at March 31, 2021
	Automotive and related activity
	Tata and other brand vehicles *								Vehicle Financing		Jaguar Land Rover		Intra- segment eliminations		Total		Others		Inter- segment eliminations		Total
	Commercial Vehicles		Passenger Vehicles		Unallocable		Total
	(In millions)
Revenues:
External revenue	Rs.	331,779.3	Rs.	165,188.4	Rs.	156.3	Rs.	497,123.9	Rs.	41,801.9	Rs.	1,926,616.6	Rs.	—	Rs.	2,465,542.5	Rs.	16,088.9	Rs.	—	Rs.	2,481,631.4
Inter-segment/ intra-segment revenue	Rs.	(2,124.0)	Rs.	—	Rs.	—	Rs.	(2,124.0)	Rs.	2,124.0	Rs.	—	Rs.	—	Rs.	—	Rs.	9,987.3	Rs.	(9,987.3)	Rs.	—

Total revenues	Rs.	329,655.3	Rs.	165,188.4	Rs.	156.3	Rs.	494,999.9	Rs.	43,926.0	Rs.	1,926,616.6	Rs.	—	Rs.	2,465,542.5	Rs.	26,076.2	Rs.	(9,987.3)	Rs.	2,481,631.4

Earnings before other income, interest and tax (a)	Rs.	(6,058.8)		(11,019.4)		(4,042.2)		(21,120.4)		26,961.7		(104,041.0)		—		(98,199.7)		2,943.4		667.0		(94,589.3)
Finance costs pertaining to borrowings sourced by vehicle financing segment		—		—		—		—		(28,514.5)		—		—		(28,514.5)		—		—		(28,514.5)
Segment results		(6,058.8)		(11,019.4)		(4,042.2)		(21,120.4)		(1,552.8)		(104,041.0)		—		(126,714.2)		2,943.4		667.0		(123,103.8)
Share of profit/(loss) of equity accounted investees (net)		—		—		(406.8)		(406.8)		—		(3,633.2)		—		(4,040.0)		250.4		—		(3,789.6)
Reconciliation to net income/(loss):																						—
Assets written off/loss on sale of assets and others (net)																						(3,094.6)
Other income/(loss) (net)																						42,368.1
Foreign exchange gain/(loss) (net)																						18,293.3
Interest income																						4,925.3
Interest expense (net) (excluding pertaining to borrowings sourced by vehicle financing segment)																						(52,326.0)
Income tax expense																						(25,410.7)

Net Income/(loss)																					Rs.	(142,138.0)
Depreciation and amortization	Rs.	16,462.1		19,975.5		1,574.9		38,012.5		613.6	Rs.	191,306.9	Rs.	—	Rs.	229,933.0	Rs.	966.2	Rs.	(1,261.1)	Rs.	229,638.1
Capital expenditure	Rs.	11,805.6		10,018.4		(792.6)		21,031.4		284.4	Rs.	157,274.5	Rs.	—	Rs.	178,590.3	Rs.	(391.6)	Rs.	—	Rs.	178,198.7
Segment assets	Rs.	239,776.8	Rs.	145,351.1	Rs.	19,413.9	Rs.	404,541.8	Rs.	395,655.5	Rs.	1,755,109.8	Rs.	—	Rs.	2,555,307.1	Rs.	24,775.8	Rs.	(12,698.9)	Rs.	2,567,384.0
Assets classified as held for sale						2,208.0		2,208.0						—		2,208.0				—		2,208.0
Investment in equity accounted investees		—		—		4,271.4		4,271.4				31,825.3		—		36,096.7		5,911.2				42,007.9
Reconciliation to total assets:
Investments																						204,194.8
Current and non-current income tax assets																						18,686.1
Deferred income taxes																						45,203.5
Other unallocated financial assets 1																						463,110.0

Total assets																					Rs.	3,342,794.4

Segment liabilities	Rs.	179,652.4	Rs.	60,109.9	Rs.	11,061.6	Rs.	250,823.9	Rs.	8,373.2	Rs.	1,105,896.9	Rs.	—	Rs.	1,365,094.0	Rs.	15,084.6	Rs.	(2,714.7)	Rs.	1,377,463.9
Reconciliation to total liabilities:
Borrowings																						1,358,937.1
Current income tax liabilities																						10,864.4
Deferred income taxes																						15,558.9
Other unallocated financial liabilities 2																						60,834.3

Total liabilities																					Rs.	2,823,658.6

*	Tata and other brand vehicles include Tata Daewoo and Fiat brand vehicles.
1.	Includes interest-bearing deposits and accrued interest income.
2.	Includes interest accrued and other interest bearing liabilities.
a.
Earnings before other income, interest and tax is Earnings before share of profit/(loss) of equity accounted investees (net), assets written off/loss on sale of assets and others (net), other income/(loss) (net) (excluding government incentives), foreign exchange gains/(loss) (net), interest income, interest expense (net) and income tax expense.

	For the year ended/ As at March 31, 2020
	Automotive and related activity
	Tata and other brand vehicles *
	Commercial Vehicles		Passenger Vehicles		Unallocable**		Total		Vehicle Financing		Jaguar Land Rover		Intra- segment eliminations		Total		Others		Inter- segment eliminations		Total
	(In millions)
Revenues:
External revenue	Rs.	362,125.1	Rs.	103,881.5	Rs.	—	Rs.	466,006.6	Rs.	40,255.1	Rs.	2,070,320.9	Rs.	—	Rs.	2,576,582.6	Rs.	17,668.6	Rs.	—	Rs.	2,594,251.2
Inter-segment/intra-segment revenue	Rs.	—	Rs.	—	Rs.	—	Rs.	—	Rs.	—	Rs.	—	Rs.	—	Rs.	—	Rs.	12,707.3	Rs.	(12,707.3)	Rs.	—

Total revenues	Rs.	362,125.1	Rs.	103,881.5	Rs.	—	Rs.	466,006.6	Rs.	40,255.1	Rs.	2,070,320.9	Rs.	—	Rs.	2,576,582.6	Rs.	30,375.9	Rs.	(12,707.3)	Rs.	2,594,251.2

Earnings before other income, interest and tax (a)	Rs.	(7,642.8)		(44,833.1)	Rs.	(3,794.0)		(56,269.9)		25,766.4		(6,656.6)		—		(37,160.1)		3,338.9		(554.3)		(34,375.5)
Finance costs pertaining to borrowings sourced by vehicle financing segment										(30,793.1)						(30,793.1)						(30,793.1)
Segment results		(7,642.8)		(44,833.1)		(3,794.0)		(56,269.9)		(5,026.7)		(6,656.6)		—		(67,953.2)		3,338.9		(554.3)		(65,168.6)
Share of profit/(loss) of equity accounted investees (net)		—		—		337.0		337.0		—		(10,337.0)		—		(10,000.0)				—		(10,000.0)
Reconciliation to net income/(loss):																						—
Assets written off/loss on sale of assets and others (net)																						(3,131.9)
Other income/(loss) (net)																						16,009.4
Foreign exchange gain/(loss) (net)																						(16,985.4)
Interest income																						11,696.9
Interest expense (net) (excluding pertaining to borrowings sourced by vehicle financing segment)																						(41,760.0)
Income tax (expense)/credit																						(3,644.5)

Net Income/(loss)																					Rs.	(112,984.1)

Depreciation and amortization	Rs.	15,971.5		16,728.1		1,630.5		34,330.1		509.5	Rs.	172,447.3	Rs.	—	Rs.	207,286.9	Rs.	1,039.7	Rs.	(694.5)	Rs.	207,632.1
Capital expenditure	Rs.	23,283.3		21,259.4		4,263.9		48,806.6		1,095.7	Rs.	253,770.8	Rs.	—	Rs.	303,673.1	Rs.	(728.3)	Rs.	—		302,944.8

										1,605.2
Segment assets	Rs.	228,208.5	Rs.	152,956.5	Rs.	34,693.7	Rs.	415,858.7	Rs.	335,876.4	Rs.	1,834,868.3	Rs.	—	Rs.	2,586,603.4	Rs.	24,402.1	Rs.	(13,946.9)	Rs.	2,597,058.6
Assets classified as held for sale						1,944.3		1,944.3				—		—		1,944.3		—		—		1,944.3
Investment in equity accounted investees		—		—		4,689.6		4,689.6				33,843.6		—		38,533.2		5,655.7				44,188.9
Reconciliation to total assets:																		—
Investments																						118,895.8
Current and non-current income tax assets																						12,962.9
Deferred income taxes																						54,578.6
Other unallocated financial assets 1																						311,173.0

Total assets																					Rs.	3,140,802.1

Segment liabilities	Rs.	129,613.0	Rs.	49,540.6	Rs.	14,568.4	Rs.	193,722.0	Rs.	5,284.9	Rs.	1,033,284.4	Rs.	—	Rs.	1,232,291.3	Rs.	7,879.3	Rs.	(3,309.8)	Rs.	1,236,860.8
Reconciliation to total liabilities:
Borrowings																						1,187,997.1
Current income tax liabilities																						10,415.8
Deferred income taxes																						19,418.7
Other unallocated financial liabilities 2																						88,075.0

Total liabilities																					Rs.	2,542,767.4

*	Tata and other brand vehicles include Tata Daewoo and Fiat brand vehicles.
1.	Includes interest-bearing deposits and accrued interest income.
2.	Includes interest accrued and other interest bearing liabilities.
a.
Earnings before other income, interest and tax is Earnings before share of profit/(loss) of equity accounted investees (net), assets written off/loss on sale of assets and others (net), other income/(loss) (net) (excluding government incentives), foreign exchange gains/(loss) (net), interest income, interest expense (net) and income tax expense.

F-
102

Entity-wide disclosures
Information concerning principal geographic areas is as follows:
Net sales to external customers by geographic area by location of customers:

	Year ended March 31,
	2022		2022		2021		2020
	(In millions)
India	US$	10,590.2	Rs.	802,655.6	Rs.	497,802.5	Rs.	465,564.5
United States of America		5,982.9		453,456.8		467,580.8		517,316.1
United Kingdom		4,278.7		324,296.6		369,256.4		418,890.7
Rest of Europe		4,382.3		332,145.9		349,545.8		431,138.1
China		5,626.7		426,459.3		445,784.4		297,271.0
Rest of the World		5,630.5		426,752.7		351,661.5		464,070.8

Total revenues	US$	36,491.3	Rs.	2,765,766.9	Rs.	2,481,631.4	Rs.	2,594,251.2

Non-current
assets (Property, plant and equipment, Intangible assets, other non-current
assets
(non-financial)
and Goodwill) by geographic area:

	As at March 31,
	2022		2022		2021
	(In millions)
India	US$	3,143.3	Rs.	238,235.2	Rs.	251,717.4
United States of America		112.2		8,503.3		7,849.1
United Kingdom		13,468.6		1,020,818.6		1,097,040.3
Rest of Europe		1,245.2		94,377.1		102,181.2
China		172.5		13,073.7		14,232.4
Rest of the World		473.3		35,869.6		37,447.8

Total	US$	18,615.1	Rs.	1,410,877.5	Rs.	1,510,468.2

Information about product revenues:

	Year ended March 31,
	2022		2022		2021		2020
	(In millions)
Tata and Fiat vehicles	US$	10,326.0	Rs.	782,631.3	Rs.	462,990.0	Rs.	435,908.8
Tata Daewoo commercial vehicles		700.5		53,096.4		32,498.5		30,492.4
Jaguar Land Rover vehicles		24,599.1		1,864,426.3		1,926,418.9		2,070,320.9
Others		323.2		24,494.4		19,243.6		19,401.3

Sub-total		35,948.8		2,724,648.4		2,441,151.0		2,556,123.4
Finance revenues		542.5		41,118.5		40,480.4		38,127.8

Total revenues	US$	36,491.3	Rs.	2,765,766.9	Rs.	2,481,631.4	Rs.	2,594,251.2

F-
103

41.	Related-party transactions
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
The following table summarizes related-party transactions and balances included in the consolidated financial statements for the year ended/as at March 31, 2022:

	Associates and its subsidiaries		Joint ventures		Joint operations		Tata Sons Pvt Ltd, its subsidiaries and joint ventures		Total		Total
	(In millions)
(A) Transactions
Purchase of products	Rs.	40,642.2	Rs.	3,988.9	Rs.	55,585.9	Rs.	229.7	Rs.	100,446.7	US$	1,325.3
Sale of products		3,897.9		26,797.3		16,930.0		12,691.0		60,316.2		795.8
Services received		109.5		36.7		2.6		18,019.0		18,167.8		239.7
Services rendered		125.8		9,861.3		52.3		1,846.3		11,885.7		156.8
Bills discounted		—		—		—		79,014.2		79,014.2		1,042.5
Purchase of property, plant and equipment		348.6		—		—		97.9		446.5		5.9
Sale of property, plant and equipment		—		—		—		2,340.9		2,340.9		30.9
Interest (income)/expense, dividend (income)/paid, (net)		58.4		—		(45.1)		726.6		739.9		9.8
Finance taken (including loans and equity)		1,480.0		—		—		—		1,480.0		19.5
Finance taken, paid back (including loans and equity)		1,520.0		—		—		12.7		1,532.7		20.2
Borrowing towards lease liability		—		—		542.7		—		542.7		7.2
Repayment towards lease liability		—		—		240.7		—		240.7		3.2
												—
(B) Balances												—
Amounts receivable in respect of loans and interest thereon		—		93.0		—		44.6		137.6		1.8
Amounts payable in respect of loans and interest thereon		910.0		—		—		28.8		938.8		12.4
Amount payable in respect of Lease Liability		—		—		2,960.5		—		2,960.5		39.1
Trade and other receivables		718.2		2,979.7		838.5		2,658.4		7,194.8		94.9
Accounts payable		1,399.5		2.0		1,119.2		2,388.4		4,909.1		64.8
Acceptances		—		—		—		15,297.2		15,297.2		201.8
Provision for amount receivables		—		93.0		—		—		93.0		1.2

F-
104

The following table summarizes related-party transactions and balances included in the consolidated financial statements for the year ended/as at March 31, 2021:

	Associates and its subsidiaries		Joint ventures		Joint operations		Tata Sons Pvt Ltd, its subsidiaries and joint ventures		Total
	(In millions)
(A) Transactions
Purchase of products	Rs.	19,795.6	Rs.	—	Rs.	38,686.3	Rs.	277.4	Rs.	58,759.3
Sale of products		1,450.0		27,546.0		11,790.1		9,459.2		50,245.3
Services received		145.7		—		7.4		14,248.9		14,402.0
Services rendered		105.9		10,769.6		44.9		1,700.0		12,620.4
Bills discounted		—		—		—		59,472.30		59,472.3
Purchase of property, plant and equipment		248.2		—		—		37.20		285.4
Sale of property, plant and equipment		—		—		—		343.7		343.7
Interest (income)/expense, dividend (income)/paid, (net)		55.0		(0.9)		183.7		588.9		826.7
Finance given (including loans and equity)		—		—		—		412.5		412.5
Finance taken (including loans and equity)		2,110.0		—		—		26,025.10		28,135.1
Finance taken, paid back (including loans and equity)		1,620.0		—		—		—		1,620.0
Borrowing towards lease liability		—		—		1,679.9		—		1,679.9
Repayment towards lease liability		—		—		141.4		—		141.4

(B) Balances
Amounts receivable in respect of loans and interest thereon		—		93.9		—		45.9		139.8
Amounts payable in respect of loans and interest thereon		950.0		—		—		60.7		1,010.7
Amount payable in respect of Lease Liability		—		—		2,658.5		—		2,658.5
Trade and other receivables		405.7		4,812.9		—		3,484.6		8,703.2
Accounts payable		653.1		—		1,569.4		2,224.8		4,447.3
Acceptances		—		—		—		9,290.7		9,290.7
Provision for amount receivables		—		93.0		—		—		93.0

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

F-
105

Compensation of key management personnel:

	Year ended March 31,
	2022		2022		2021		2020
	(In millions)
Short-term benefits	US$	7.6	Rs.	575.9	Rs.	895.4	Rs.	650.7
Post-employment benefits*		0.2		14.4		133.0		75.6
Share based payment	US$	0.2	Rs.	14.2	Rs.	6.8	Rs.	6.2
The compensation of erstwhile CEO and Managing Director is
Rs
.
73.3

million
and Rs
.
273.8

million for the year ended March 31, 2022 and 2021, respectively.
The compensation of Executive Director is Rs. 33.4 million for the period
ended March 31, 2022.
The compensation of CEO at Jaguar Land Rover is Rs. 371.8 million and Rs. 497.5 million for the year ended March 31, 2022 and 2021, respectively.
* Excludes provision for encashable leave and gratuity for certain key management personnel as a separate actuarial valuation is not available.
Refer note 36 for information on transactions with post-employment benefit plans.

F-
106

42.	Earnings per share (“EPS”)

42A.	Accounting policy
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

	Net income attributable to shareholders of Tata Motors Limited (In millions)		Weighted average shares (Nos.)	Earnings per share
For the year ended March 31, 2022:
Ordinary Shares
Basic net earnings/(loss) per share	Rs.	(98,599.3)	3,320,402,491	Rs.	(29.7)
	US$	(1,300.9)		US$	(0.4)
Effect of shares kept in abeyance	Rs.	#	#	Rs.	#
	US$	#		US$	#
Diluted earnings/(loss) per share	Rs.	(98,599.3)	3,320,402,491	Rs.	(29.7)
	US$	(1,300.9)		US$	(0.4)
‘A’ Ordinary Shares
Basic net earnings/(loss) per share	Rs.	(15,100.0)	508,502,896	Rs.	(29.7)
	US$	(199.2)		US$	(0.4)
Effect of shares kept in abeyance	Rs.	#	#	Rs.	#
	US$	#		US$	#
Diluted earnings/(loss) per share	Rs.	(15,100.0)	508,502,896	Rs.	(29.7)
	US$	(199.2)		US$	(0.4)
For the year ended March 31, 2021:
Ordinary Shares
Basic net earnings/(loss) per share	Rs.	(122,748.1)	3,128,268,742	Rs.	(39.2)
Effect of shares kept in abeyance	Rs.	#	#	Rs.	#
Diluted earnings/(loss) per share	Rs.	(122,748.1)	3,128,268,742	Rs.	(39.2)
‘A’ Ordinary Shares
Basic net earnings/(loss) per share	Rs.	(19,952.8)	508,502,896	Rs.	(39.2)
Effect of shares kept in abeyance	Rs.	#	#	Rs.	#
Diluted earnings/(loss) per share	Rs.	(19,952.8)	508,502,896	Rs.	(39.2)
For the year ended March 31, 2020:
Ordinary Shares
Basic net earnings/(loss) per share	Rs.	(97,199.1)	2,952,353,090	Rs.	(32.9)
Effect of shares kept in abeyance	Rs.	#	#	Rs.	#
Diluted earnings/(loss) per share	Rs.	(97,199.1)	2,952,353,090	Rs.	(32.9)
‘A’ Ordinary Shares
Basic net earnings/(loss) per share	Rs.	(16,741.2)	508,502,473	Rs.	(32.9)
Effect of shares kept in abeyance	Rs.	#	#	Rs.	#
Diluted earnings/(loss) per share	Rs.	(16,741.2)	508,502,473	Rs.	(32.9)
‘A’ Ordinary shareholders are entitled to receive dividend at 5 percentage points more than the aggregate rate of dividend determined by Tata Motors Limited on Ordinary shares for the financial year.

#	Since there is a loss for the year ended March 31, 2022 , 2021 & 2020 potential equity shares are not considered as dilutive and hence Diluted EPS is same as Basic EPS.

F-10
7

43.	Held for sale assets and liabilities
Certain assets of the Company are classified as “Held for Sale” as they meet the criteria laid out under IFRS.
The below table outlines various assets and liabilities classifed as held for sale.

	As at March 31,
	2022		2022		2021
	(In millions)
Property, plant and equipment	US$	6.6	Rs.	498.2	Rs.	11.4
Intangible assets		—		—		2,196.6
Repossessed vehicles related to finance receivable		58.8		4,458.8		—

Total assets	US$	65.4	Rs.	4,957.0	Rs.	2,208.0

44.	Loss/(gain) on sale/write off of assets and others (net)
The Company has written off certain property, plant and equipment and intangible assets amounting to Rs. 366.5 million, Rs. 5,626.8 million and Rs. 1,993.3 million for the year ended March 31, 2022, 2021 and 2020 and recorded a loss/(gain) on sale of assets of Rs.(921.9) million, Rs. (2,532.2) million and Rs. 1,132.6 million for the year ended March 31, 2022, 2021 and 2020.

45.
Tata Motors Limited (“Parent Company”)—condensed financial information as to financial position, cash flows and results of operations has not been provided, as per the requirements of Rule 12-04 (a) of Regulation S-X, because restricted net assets of the consolidated subsidiaries does not exceed 25% of the consolidated net assets as at March 31, 2022. As at March 31, 2022 and 2021, Rs.
Nil
and Rs.
Nil
respectively, of restricted assets were not available for distribution.

46.
Project Reimagine was approved by the JLR board on February 11, 2021, which targets the production of more sustainable and fully electric luxury vehicles including the goal of having a fully electric fleet of luxury vehicles by the end of the decade and 100% of sales from pure battery electric vehicles by 2036, as well as striving toward achieving net zero carbon emissions across its supply chain, among other environmentally driven strategies by 2039. This revised strategy, particularly the cancellation of the Modular Longitudinal Architecture (MLA)—Mid architecture, resulted in a charge being recognised comprising the following:

(i)	Asset write-downs of GBP 951.8 million (Rs. 96,061.1 million) in relation to models cancelled.

(ii)
Restructuring costs of GBP 533.8 million (Rs. 53,881.9 million) includes Costs of GBP 526.4 million (Rs. 53,122.9 million) accruals to settle legal obligations on work performed to date and provisions for redundancies and other third party obligations and defined benefit past service cost of GBP 7.5 million (Rs.759.0 million).

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

48.
The Company at its Board meeting held on October 12, 2021, approved the incorporation of a wholly owned subsidiary (“TML EV Co”) to undertake its passenger electric mobility business and executed a Securities Subscription Agreement with India Markets Rio Pte Ltd, an entity affiliated with TPG Rise Climate (the climate investing strategy of TPG’s global impact investing platform TPG Rise) for an aggregate investment of Rs 75,000 million in TML EV Co over the period of 18 months, subject to fulfilment of certain condition precedent, from the date of completion of the first tranche. Accordingly, Tata Passenger Electric Mobility Limited (TPEML) was formed on December 21, 2021. The transaction involves the primary investment of Rs 75,000 million by TPG Rise Climate in TPEML in tranches; and issuance and allotment of compulsorily convertible preference shares, having face value of Rs 1,000 each, by TPEML to TPG Rise Climate in lieu of such investment. The total amount of investment of Rs 75,000 million is bifurcated into two instruments CCPS A1 and CCPS A2 of investment of Rs 50,000 millions and investment of Rs 25,000 million, respectively. The remittance of the first tranche of Rs 37,500 million (50% of each instrument) has been received on March 29, 2022.

CCPS A1 is convertible into fixed number of equity shares of TPEML and hence has been classified as equity in the financial statements of TPEML. In these consolidated financial statements, CCPS A1 has been reflected as part of non-controlling interests. CCPS A2 is convertible into variable number of equity shares of TPEML and hence has been classified as financial liability at fair value through profit and loss in the financial statements of TPEML and in these consolidated financial statements. As at March 31, 2022 the fair value of CCPS A2 is Rs 12,500 million.

CCPS
A1 is convertible into equity shares at any time after 2 years, at the option of the investor, and is convertible compulsorily and automatically at the agreed conversion date, which is linked to meeting one of the agreed conditions. CCPS A2 is convertible compulsorily and automatically into such number of equity shares determined as per a pre-determined formula at the conversion date, which is linked to meeting one of the agreed conditions.

The Shareholders
 Agreement dated, November 16, 2021, contemplates that TML shall provide certain exit options to TPG between April 1, 2027 and September 30, 2028 at discretion of TML. In case such exit has not materialized by such time, investor can opt to get an exit through an IPO of TPEML or through listed shares of TML via share swap or merger of TPEML with TML, with both valued at FMV. As one of the exit options could require the Company to issue a variable number of its equity shares under a share-swap or merger arrangement, in exchange for the shares of TPEML held by TPG Rise Climate, the Company has accounted for the optionality of swapping CCPS A1 and A2 as a derivative liability on net basis at fair value. As at March 31, 2022 the fair value of the option derivative value is zero.

49.
During the year ended March 31, 2022, Jaguar Land Rover has created a provision of Rs 4,286.6 million (GBP 43 million) in relation to customer liabilities arising from sanctions imposed against Russia by many countries, preventing the shipment of vehicles and certain parts to the
Russian
market.

50.	We had the following subsidiaries as at March 31, 2022:

Sr. No.	Name of the Subsidiary Company	Country of incorporation	% of Equity Shareholding
	(A) DIRECT SUBSIDIARIES
1	TML Business Services Limited	India	100.00
2	Tata Motors Insurance Broking and Advisory Services Limited	India	100.00
3	TMF Holdings Limited	India	100.00
4	TML Holdings Pte. Limited	Singapore	100.00
5	Tata Hispano Motors Carrocera S.A.	Spain	100.00
6	Tata Hispano Motors Carrocerries Maghreb SA	Morocco	100.00
7	Tata Precision Industries Pte. Limited	Singapore	78.39
8	Tata Technologies Limited	India	74.42
9	Tata Marcopolo Motors Limited	India	61.86
10	Brabo Robotics and Automation Limited	India	100.00
11	JT Special Vehicles Pvt. Limited	India	100.00
12	TML CV Mobility Solutions Limited (Incorporated on June 7, 2021)	India	100.00
13	Tata Passenger Electric Mobility Limited. (Incorporated on December 21, 2021)	India	100.00
14	Tata Motors Passenger Vehicles Limited (Formerly known as TML Business Analytics Services Limited)	India	100.00
	(B) INDIRECT SUBSIDIARIES
	(i) Subsidiaries of Tata Motors Passenger Vehicles Limited.
15	Trilix S.r.l.	Italy	100.00
	(ii) Subsidiaries of Tata Passenger Electric Mobility Limited.
16	Tata Motors European Technical Centre PLC	UK	100.00
	(iii) Subsidiaries of TML Holdings Pte. Ltd.
17	Tata Daewoo Commercial Vehicle Company Limited	South Korea	100.00
18	Tata Daewoo Commercial Vehicle Sales and Distribution Company Limited	South Korea	100.00
19	Tata Motors (Thailand) Limited	Thailand	97.21
20	Tata Motors (SA) (Proprietary) Limited	South Africa	60.00
21	PT Tata Motors Indonesia	Indonesia	100.00
22	PT Tata Motors Distribusi Indonesia	Indonesia	100.00
23	Jaguar Land Rover Automotive Plc	UK	100.00
	(iv) Subsidiaries of Jaguar Land Rover Automotive Plc
24	Jaguar Land Rover Holdings Limited	UK	100.0
	(v) Subsidiaries of Jaguar Land Rover Holdings Limited
25	Jaguar Land Rover Limited	UK	100.0
26	Jaguar Land Rover Austria GmbH	Austria	100.00
27	Jaguar Land Rover Japan Limited	Japan	100.00
28	JLR Nominee Company Limited	UK	100.00

F-10
9

Sr. No.	Name of the Subsidiary Company	Country of incorporation	% of Equity Shareholding
29	Jaguar Land Rover Deutschland GmbH	Germany	100.00
30	Jaguar Land Rover Classic Deutschland GmbH	Germany	100.00
31	Jaguar Land Rover North America LLC	USA	100.00
32	Jaguar Land Rover Nederland BV	Netherlands	100.00
33	Jaguar Land Rover Portugal—Veículos e Peças, Lda.	Portugal	100.00
34	Jaguar Land Rover Australia Pty Limited	Australia	100.00
35	Jaguar Land Rover Italia Spa	Italy	100.00
36	Jaguar Land Rover Korea Company Limited	South Korea	100.00
37	Jaguar Land Rover (China) Investment Co. Limited	China	100.00
38	Jaguar Land Rover Canada ULC	Canada	100.00
39	Jaguar Land Rover France, SAS	France	100.00
40	Jaguar Land Rover (South Africa) (Pty) Limited	South Africa	100.00
41	Jaguar e Land Rover Brasil Indústria e Comércio de Veículos LTDA	Brazil	100.00
42	Limited Liability Company “Jaguar Land Rover” (Russia)	Russia	100.00
43	Jaguar Land Rover (South Africa) Holdings Limited	South Africa	100.00
44	Jaguar Land Rover India Limited	India	100.00
45	Jaguar Land Rover Espana SL	Spain	100.00
46	Jaguar Land Rover Belux NV	Belgium	100.00
47	Jaguar Cars South Africa (Pty) Limited	South Africa	100.00
48	Jaguar Cars Limited	UK	100.00
49	Land Rover Exports Limited	UK	100.00
50	Land Rover Ireland Limited	Ireland	100.00
51	The Daimler Motor Company Limited	UK	100.00
52	Daimler Transport Vehicles Limited	UK	100.00
53	S.S. Cars Limited	UK	100.00
54	The Lanchester Motor Company Limited	UK	100.00
55	Shanghai Jaguar Land Rover Automotive Services Company Limited	China	100.00
56	Jaguar Land Rover Pension Trustees Limited	UK	100.00
57	Jaguar Land Rover Slovakia s.r.o	Slovakia	100.00
58	Jaguar Land Rover Singapore Pte. Ltd.	Singapore	100.00
59	Jaguar Racing Limited	UK	100.00
60	InMotion Ventures Limited	UK	100.00
61	In-Car Ventures Limited ((Formerly known as Lenny Insurance Limited)	UK	100.00
62	InMotion Ventures 2 Limited	UK	100.00
63	InMotion Ventures 3 Limited	UK	100.00
64	Jaguar Land Rover Colombia S.A.S	Columbia	100.00
65	Jaguar Land Rover Ireland (Services) Limited	Ireland	100.00
66	Jaguar Land Rover Taiwan Company Limited	Taiwan	100.00
67	Jaguar Land Rover Servicios México, S.A. de C.V.	Mexico	100.00
68	Jaguar Land Rover México, S.A.P.I. de C.V.	Mexico	100.00
69	Jaguar Land Rover Hungary KFT	Budapest	100.00
70	Jaguar Land Rover Classic USA LLC	USA	100.00
71	Jaguar Land Rover Ventures Limited	UK	100.00
72	Bowler Motors Limited (formerly known as Jaguar Land Rover Auto Ventures Limited)	UK	100.00
73	Jaguar Land Rover (Ningbo) Trading Co. Limited	China	100.00

F-
110

Sr. No.	Name of the Subsidiary Company	Country of incorporation	% of Equity Shareholding

	(vi) Subsidiaries of Tata Technologies Limited
74	Tata Technologies Pte Limited	Singapore	74.42
75	Tata Technologies (Thailand) Limited	Thailand	74.42
76	Tata Manufacturing Technologies (Shanghai) Limited	China	74.42
77	INCAT International Plc.	UK	74.42
78	Tata Technologies Inc. (Formerly known as INCAT GmbH)	Germany	74.42
79	Tata Technologies Europe Limited	UK	74.42
80	Tata Technologies Nordics AB	UK	74.42
81	Tata Technologies Inc.	USA	74.48
82	Tata Technologies de Mexico, S.A. de C.V.	Mexico	74.48
83	Cambric Limited	USA	74.48
84	Tata Technologies SRL Romania	Romania	74.48
	(vii) Subsidiaries of TMF Holdings Ltd.
85	Tata Motors Finance Solutions Limited	India	100.00
86	Tata Motors Finance Limited	India	100.00

F-
111